Form 20-F
period 2004-12-31
BRASIL TELECOM SA
filed 2005-06-15
CIK 1160846

SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549
FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004 Commission file number: 1-15256

BRASIL TELECOM S.A.
(F/K/A TELECOMUNICAÇÕES DO PARANÁ S.A. - TELEPAR)
(Exact Name of Registrant as Specified in Its Charter)

Brazil Telecom Company (Translation of Registrant’s Name into English)	The Federative Republic of Brazil (Jurisdiction of Incorporation or Organization)

SIA/Sul, ASP, Lote D, Bloco B -
71215-000 - Setor de Indústria, Brasília, DF, Brazil
(Address of Principal Executive Offices)

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

At December 31, 2004 there were outstanding:

249,597,049,542 Common Shares, without par value
292,011,413,079 Preferred Shares, without par value

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

Item 17            Item 18

- i -

(continued)

- i i-

PRESENTATION OF FINANCIAL INFORMATION

     In this Annual Report, Brasil Telecom S.A., a corporation organized under the laws of the Federative Republic of Brazil and its subsidiaries are referred to collectively as "Brasil Telecom," "our company," "we," "us" or the "Registrant." References to our company's businesses and operations are references to the businesses and operations of our company on a consolidated basis for the years 2002, 2003 and 2004.

     References to (i) the "real," "reais" or "R$" are to Brazilian reais (plural) and the Brazilian real (singular) and (ii) "U.S. dollars," "dollars" or "U.S.$" are to United States dollars. All amounts in Brazilian currencies that existed prior to the adoption of the real as the Brazilian currency on July 1, 1994 have been restated in reais. On May 31, 2005,the Commercial Market selling rate (as defined in Item 3 "Key Information—Selected Financial Data—Exchange Rates") was R$2.4038 to U.S.$1.00 as published by the Brazilian Central Bank. The exchange rate information in this Annual Report should not be construed as a representation that any such amounts have been, would have been or could be converted at this or any other exchange rate.

     Our audited consolidated financial statements were prepared in conformity with generally accepted accounting principles in Brazil ("Brazilian GAAP") which are similar to the Brazilian Corporation Law (Law 6.404/76, as amended by Law 10.303/01), except for the effects of the recognition of inflationary effects from January 1, 1996 to December 31, 2000, and are consistent with the rules and regulations of the Brazilian Securities and Exchange Commission (CVM — Comissão de Valores Mobiliários), and the accounting standards issued by the Brazilian Institute of Independent Auditors (Instituto dos Auditores Independentes do Brasil or "IBRACON"). Investors should note that financial statements prepared in accordance with Brazilian GAAP differ from financial statements prepared in accordance with Brazilian Corporation Law in the methodology used for the recognition of inflation, among other things. See Notes 2a and 2b to our audited consolidated financial statements for (i) a summary of the principal differences between Brazilian GAAP and Brazilian Corporation Law as they relate to us and (ii) a reconciliation from Brazilian Corporation Law to Brazilian GAAP of shareholders' equity as of December 31, 2002, 2003 and 2004 and net income (loss) for each of the years ended December 31, 2002, 2003 and 2004. Brazilian GAAP when applied to us differs in certain important respects from generally accepted accounting principles in the United States ("U.S. GAAP"). See Note 33 to our audited consolidated financial statements for (i) a summary of the principal differences between Brazilian GAAP and U.S. GAAP as they relate to us and (ii) a reconciliation to U.S. GAAP of shareholders' equity as of December 31, 2003 and 2004 and net income (loss) for each of the years ended December 31, 2002, 2003 and 2004. These audited consolidated financial statements are referred to herein as the "Financial Statements."

     Our audited annual consolidated financial statements as of December 31, 2002, December 31, 2003 and December 31, 2004, and for each of the two years in the period ended December 31, 2003 and December 31, 2004 prepared in accordance with Brazilian GAAP with reconciliation of shareholders' equity and income statements to U.S. GAAP, included in this Annual Report, have been audited by KPMG Auditores Independentes, in accordance with the standards of the Public Company Accounting Oversight Board as stated in their report appearing in this Annual Report.

     The "Index of Defined Terms" that begins on page 142 lists the page where each defined term is defined within this document. Technical terms are defined in the Technical Glossary on page 143.

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

  our marketing strategy;
  our ability to meet our network expansion, service quality and modernization obligations;
  our market share;
  our compliance with radiation standards;
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
  the growth in the customer base and products offered by cable television services providers in our region;
  our projected capital expenditures; and
  our liquidity.

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
  the introduction of competition to the Brazilian telecommunications industry in general and in our region in particular;

  the receipt of additional, and/or the revocation of our existing, governmental approvals and licenses;
  the availability of financing;
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

     Information included in this Report concerning Brazil, Telecom Italia International N.V. ("TII"), Techold Participações S.A. ("Techold") and Timepart Participações Ltda. ("Timepart") and other direct and indirect shareholders has been included herein based on public filings or other sources we assume to be correct but we have not independently verified such information.

PART I

ITEM 3. Key Information

Selected Financial Data

Background

     The selected financial information presented herein should be read in conjunction with our Financial Statements and notes, which appear elsewhere in this Annual Report. Our selected financial information is presented on a combined consolidated basis for the year 2000 and on a consolidated basis for the years 2001, 2002, 2003 and 2004.

     The following paragraphs discuss some important features of the presentation of the selected financial information and our Financial Statements. These features should be considered when evaluating the selected financial information.

Brazilian GAAP and U.S. GAAP

     Our Financial Statements are prepared in accordance with Brazilian GAAP, which differ in certain significant respects from U.S. GAAP. See Note 33 to our Financial Statements for (i) a summary of the principal differences between Brazilian GAAP and U.S. GAAP as they relate to us, and (ii) a reconciliation to U.S. GAAP of shareholders' equity as of December 31, 2003 and 2004 and net income (loss) for each of the years ended December 31, 2002, 2003 and 2004.

Effects of Inflation

     Unless otherwise specified, all financial information included in this Annual Report for the year 2000, recognizes certain effects of inflation and is restated in constant reais of December 31, 2000, all in accordance with Brazilian GAAP. We used the General Market Price Index, Índice Geral de Preços de Mercado ("IGP-M"), published by Fundação Getúlio Vargas for purposes of such restatement. However, pursuant to Brazilian GAAP, our audited financial statements as of and for the years commencing after December 31, 2000, no longer recognize the effects of inflation and are not restated in constant reais.

Change in Accounting Methodology

Depreciation

     See Item 4 "Information on the Company—Property, plant and equipment" and Item 5 "Operating and Financial Review and Prospects—Operating Results—Results of Operations for the Years Ended December 31, 2002, 2003 and 2004—Cost of Services—Depreciation and Amortization."

Difference from Financial Statements Published in Brazil

     Our statutory financial statements prepared in accordance with the Brazilian Corporation Law (the "Statutory Financial Statements") are the basis for dividend and tax determinations. Our audited consolidated financial statements for the year 2000 include the effects of inflation through December 31, 2000, while our Statutory Financial Statements include the effects of inflation only through December 31, 1995. See Notes 2a and 2b to our audited consolidated financial statements for (i) a summary of the principal differences between Brazilian GAAP and Brazilian Corporation Law as they relate to us and (ii) a reconciliation from Brazilian Corporation Law to Brazilian GAAP of shareholders' equity as of December 31, 2003 and 2004 and net income (loss) for each of the years ended December 31, 2002, 2003 and 2004. Our Statutory Financial Statements also differ from our Consolidated Financial Statements in respect of certain reclassifications, and presentation of comparative information.

Selected Financial Information

	Year ended December 31,

Income Statement Data:	2000(1)	2001(2)	2002(2)	2003(2)	2004(2)

	(thousands of reais, except per share data)
Brazilian GAAP:
Net operating revenue	4,652,184	6,158,408	7,071,368	7,915,194	9,064,855
Cost of services	3,774,109	4,798,434	5,163,861	5,472,142	6,142,645

Gross profit	878,075	1,359,974	1,907,507	2,443,052	2,922,210
Operating expenses:
Selling expenses	381,371	724,570	763,375	821,656	1,086,946
General and administrative expenses	509,993	604,890	661,060	847,074	998,592
Other net operating expenses (income)	(56,964)	56,769	(118,496)	214,953	61,198

Operating income (loss) before net financial
expenses	43,675	(26,255)	601,568	559,369	775,474
Net financial expenses	5,577	236,357	618,899	844,802	579,514

Operating income (loss)	38,098	(262,612)	17,331	(285,433)	195,960
Net non-operating expenses (income)	(3,970)	93,071	64,497	541,691	112,073
Employee's profit share	18,516	50,834	41,387	1,076	53,783

Income (loss) before taxes and minority
interests	23,552	(406,517)	(123,215)	(828,200)	30,104

Income and social contribution tax benefits	16,218	199,039	111,596	320,751	75,012

Income (loss) before minority interests	39,770	(207,478)	(11,619)	(507,449)	105,116
Minority interests	77,605	---	---	14	(6,276)

Net income (loss)	117,375	(207,478)	(11,619)	(507,435)	98,840

Number of Common Shares (millions)(3)	237,165	237,165	243,564	249,597	249,597
Number of Preferred Shares (millions)(3)	292,260	293,218	292,020	289,850	292,011
Operating Income (loss) per thousand
Common Shares (reais)(3)	0.16	(1.10)	0.07	(1.14)	0.79
Net income (loss) per thousand Common
Shares (reais) (3)	0.49	(0.87)	(0.05)	(2.03)	0.40
Dividends per thousand Common Shares
(reais)(3)	0.33	0.37	0.51	0.39	0.70
Dividends per thousand Common Shares
(U.S. dollars)(3)(4)	0.17	0.16	0.14	0.14	0.26
Dividends per thousand Preferred Shares
(reais)(3)	0.33	0.37	0.51	0.39	0.70
Dividends per thousand Preferred Shares
(U.S. dollars)(3)(4)	0.17	0.16	0.14	0.14	0.26

________________________________________
(1)	Presented in constant reais of December 31, 2000.
(2)	Pursuant to Brazilian GAAP, our audited consolidated financial statements for the years ended December 31, 2001, 2002, 2003 and 2004 no longer recognize the effects of inflation after January 1, 2001 and are not restated in constant reais.
(3)	See Note 3s to our Consolidated Financial Statements.
(4)	Dividends per thousand shares were converted into dollars at the Commercial Market selling rate of R$1.955 per U.S. dollar on December 31, 2000, of R$2.32 per U.S. dollar on December 31, 2001, of R$3.5333 per U.S. dollar on December 31, 2002, of R$2.8892 per U.S. dollar on December 31, 2003 and of R$2.6544 per U.S. dollar on December 31, 2004, respectively.

Selected Financial Information (continued)

	Year ended December 31,

Income Statement Data
(continued)	2000(1)	2001(2)	2002(2)	2003(2)	2004(2)

	(thousands of reais, except per share data)
U.S. GAAP:
Net income (loss)	7,096	(169,716)	317,280	(287,739)	284,907
Net income (loss) per thousand
shares (reais) (5):
Common Shares–Basic	0.01	(0.32)	0.59	(0.54)	0.53
Common Shares–Diluted	0.01	(0.32)	0.59	(0.54)	0.53
Preferred Shares–Basic	0.01	(0.32)	0.59	(0.54)	0.53
Preferred Shares–Diluted	0.01	(0.32)	0.59	(0.54)	0.53

________________________________________
(5)	In accordance with Statement of Financial Accounting Standards ("SFAS") 128 "Earnings Per Share," basic and diluted earnings per share have been calculated, for U.S. GAAP purposes, using the "two class method." See Note 33e to our Consolidated Financial Statements.

	At December 31,

	2000(1)	2001(2)	2002(2)	2003(2)	2004(2)

	(thousands of reais)
Balance Sheet Data:
Brazilian GAAP:
Intangibles(3)	472,680	372,537	470,544	531,556	863,929
Property, plant and equipment,
net(4)	11,498,689	12,240,270	11,260,625	9,567,243	9,370,091

Total assets	14,992,076	15,772,551	16,432,198	15,622,803	17,402,504

Loans and financing – current
portion	1,253,861	530,661	683,276	1,990,274	1,103,133
Loans and financing – non-current
portion	1,959,207	3,504,489	4,398,532	2,645,563	4,178,365

Total liabilities (including funds for
capitalization and minority
interests)	6,243,687	7,796,249	8,808,409	8,781,841	10,921,139

Shareholders' equity	8,748,389	7,976,302	7,623,789	6,840,962	6,481,365

U.S. GAAP:
Intangibles(5)	1,178,789	873,559	830,328	978,414	1,419,363
Property, plant and equipment, net	11,292,820	12,139,658	11,670,826	10,035,667	9,795,888

Total assets	15,807,758	16,546,508	17,202,182	16,538,085	18,383,735

Loans and financing – current
portion	1,120,475	525,137	480,666	1,737,494	834,321
Loans and financing – non-current
portion	1,959,281	3,504,489	4,252,221	2,455,897	3,990,371

Total liabilities (including funds for
capitalization and minority
interests)	7,590,763	8,711,767	9,390,158	9,281,644	11,311,615

Shareholders' equity	8,216,995	7,834,741	7,812,024	7,256,440	7,072,120

________________________________________
(1)	Presented in constant reais of December 31, 2000.
(2)	Pursuant to Brazilian GAAP, our audited consolidated financial statements at December 31, 2001, 2002, 2003 and 2004 no longer recognize the effects of inflation after January 1, 2001 and are not restated in constant reais.
(3)	Includes the goodwill from our acquisition of a controlling stake in CRT, which was calculated based on book value.
(4)	Stated at indexed cost up to December 31, 2000, less accumulated depreciation. See Note 3g to our Consolidated Financial Statements.
(5)	Intangibles under U.S. GAAP include the goodwill from our merger with Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre and CTMR and our merger with CRT at December 31, 2000, 2001, 2002, 2003 and 2004, and amounts relating to our PCS licenses at December 31, 2002, 2003, and 2004. See Note 33o to our Consolidated Financial Statements.

Exchange Rates

     Until March 14, 2005, there were two principal foreign exchange markets in Brazil: the commercial rate exchange market (the "Commercial Market") and the floating rate exchange market (the "Floating Market"). Most foreign trade and financial foreign currency exchange transactions were carried out on the Commercial Market. Purchases of foreign exchange in the Commercial Market could be carried out only through a financial institution authorized to buy and sell currency in that market. The Floating Market rate generally applied to transactions to which the Commercial Market rate did not apply.

     Aside from the two mentioned principal exchange markets, there was also a market for international transfers in reais – TIRs, which followed its own rules. Due to the enactment of Resolution 3.265 of the National Monetary Council ("CMN") on March 4, 2005, the exchange markets were unified in a single market. Additional rules were issued on March 9, 2005. The market expects the new regulation to provide a more flexible environment and foster foreign investment in Brazil. The potential impact of the new rules is still uncertain. Prior to February 1, 1999, the exchange rate in each market was established independently, resulting in different rates during some periods. Since February 1, 1999, the Central Bank authorized the unification of the exchange positions of the Brazilian financial institutions in the Commercial Market and Floating Market, which led to a convergence in the pricing and liquidity of both markets. However, each market continued to have a specific regulation. Most trade and financial transactions were carried out on the Commercial Market. The foreign currencies may only be purchased through a Brazilian financial institution authorized to operate in the market. Rates are freely negotiated but may be strongly influenced by Central Bank intervention.

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

     Since January 15, 1999 the real has been allowed to float freely. In 2000, the real devalued by 9.3% against the U.S. dollar to R$1.9554. Further deterioration in the political and economic environment in 2001, in addition to the Brazilian energy crisis, resulted in the real devaluing by 18.7% against the U.S. dollar in that year. In the final quarter of 2001, however, the real appreciated by 13.1% from R$2.6713 per U.S.$1.00 at September 30, 2001 to R$2.3204 per U.S.$1.00 on December 31, 2001.

     In 2002, as a reaction to political and economic uncertainties, the global economic downturn, the crisis in Argentina and the Brazilian presidential elections, the U.S. dollar appreciated by 52.3% against the real to R$3.5333 per U.S.$1.00 at December 31, 2002. The real recovered in 2003, appreciating by 18.2% to R$2.8892 per U.S.$1.00, at December 31, 2003. In 2004, the real appreciated by 8.1% against the U.S. dollar, quoted at R$2.6544 per U.S.$1.00 on December 31, 2004. We cannot assure you that the real will not substantially devalue again in the future. See "—Risk Factors—Risks Relating to Brazil."

     As of May 31, 2005, the Commercial Market selling rate published by the Brazilian Central Bank was R$2.4038 per U.S.$1.00.

Commercial Market Selling Rate for U.S. Dollars

     The following table sets forth the reported high and low Commercial Market selling rates for U.S. dollars for the months indicated.

	High	Low

December 2004	2.7867	2.6544
January 2005	2.7222	2.6248
February 2005	2.6320	2.5621
March 2005	2.7621	2.6011
April 2005	2.6598	2.5195
May 2005	2.5146	2.3784

________________________________________
Source: Brazilian Central Bank

     The following table sets forth the reported high and low, average and period-end Commercial Market selling rates for U.S. dollars for the annual periods indicated. The average Commercial Market selling rates represent the average of the month-end commercial market selling rates (R$/U.S.$) during the relevant period.

For the Year Ended December 31,	High	Low	Average	Period End

2000	1.985	1.723	1.835	1.955
2001	2.801	1.936	2.352	2.320
2002	3.955	2.271	2.915	3.533
2003	3.662	2.822	3.060	2.889
2004	3.205	2.654	2.926	2.654

________________________________________
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

Risk Factors

     The following are risk factors that relate materially to our company and to an investment in our Preferred Shares or ADSs. Our business, results of operations or financial condition could be harmed if any of these risks materialize and, as a result, the trading price of our Preferred Shares or ADSs could decline and a holder of those securities could lose a substantial portion or all of his investment.

Risks Relating to Our Company

Regulatory developments could affect our services, including placing restrictions on the rates we charge for our services, which could adversely impact our business

     Our business, including the services that we provide and the rates that we charge, is subject to comprehensive regulation under Brazilian law. Our ability to retain our concessions is a precondition to our success, but in light of the regulatory framework, it is possible that the terms of our concessions could be modified in an adverse manner.

     Under Brazilian law, public-regime companies, like our company, must have the rates that they charge for products and services approved by Agência Nacional de Telecomunicações ("Anatel"). On June 20, 2003, Anatel enacted Resolution 341, which provides for new types of Anatel concession contracts, effective from January 1, 2006 until 2025. The new form of concession contract provides for changes in the way in which rates are set. For example, the General Price Index - Internal Availability, Índice Geral de Preços – Disponibilidade Interna (IGP-DI), will no longer be used to determine the annual inflation-based adjustments to rates. Private-regime companies that compete with us do not require Anatel approval when setting their rates and may unilaterally determine the prices that they charge for their services. As a result, adverse changes in Brazilian telecommunications regulations and non-approval or even delays in the approval of rate changes by Anatel could adversely impact our operations and competitive position.

     On May 12, 2004, the Consumer Defense Committee of the House of Representatives approved a bill of law proposing the termination of the monthly subscription fees charged for fixed-line services by the Brazilian telephone concessionaires, including Brasil Telecom. The bill is still subject to the approval of other Committees within the House of Representatives, the Senate and President Lula's signature. Should this bill be approved, it will have an impact on our current rate structure and, as a result, our operations and competitive position could be adversely impacted.

We are subject to financial covenants and other contractual provisions under our existing indebtedness. Failure to comply with these provisions could adversely affect our business and financial condition.

     The agreements that govern our debt, including our credit facilities with the National Bank for Social and Economic Development (Banco Nacional de Desenvolvimento Econômico e Social - "BNDES"), contain a number of significant covenants that could adversely impact our business. In particular, the terms of these agreements restrict our ability, and the ability of our subsidiaries, to incur additional debt, make capital expenditures, grant liens, pledge assets, sell, or dispose of, assets and make certain acquisitions, mergers and consolidations. Furthermore, in accordance with a number of our debt agreements, including our credit facilities with BNDES, we are required to comply with these covenants and maintain certain specified financial ratios in order to maintain the current maturity dates for these debt agreements.

     During December 2004, we initiated a process of adjustment of the covenants of certain agreements with BNDES, in order to fit them to the new reality of the telecommunications sector and of our company.

     In the loan agreement signed during 2004, BNDES and Brasil Telecom introduced a new mechanism pursuant to which the failure by Brasil Telecom to comply with the financial covenants, instead of giving the right to BNDES to accelerate the whole debt, gives it the right to request the retention of funds in an amount equivalent to three times the highest installment due under such agreement. If Brasil Telecom, after the retention, fails again in complying with the financial covenants, then BNDES will have the right, but not the obligation, to declare the acceleration of the debt. The negotiation mentioned above includes the extension of these remedies to all BNDES agreements to which we are a party.

     On December 20, 2004, the financial institutions involved in the agreement approved the changes requested by us and forwarded the process to BNDES. BNDES approved these changes on February 1st, 2005, with validity as from December 31, 2004. If we had not obtained the referred approval from BNDES, we would not be in compliance with the covenant related to the level of our EBITDA margin, as defined in such loans and financing contracts.

     Compliance with these covenants in future periods will depend upon our financial and operating performance, which may be affected by adverse business, market and economic conditions. If we are unable to comply with these covenants, or to obtain waivers from our lenders, the maturity dates of our debt agreements may be accelerated and the terms of our debt agreements may be otherwise amended adversely. If we are unable to meet our debt service obligations or comply with our debt covenants, we could be forced to restructure or refinance our indebtedness, seek additional equity capital or sell assets. See Item 5 "Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness."

Certain beneficial shareholders control a large percentage of our voting shares, and their interests may conflict with the interests of our other shareholders, including minority shareholders. Disputes among our controlling shareholders and entities that manage our controlling shareholders have had and could in the future have a material adverse effect on our management and operations.

     CONTROL ISSUES

     We are controlled by Brasil Telecom Participações S.A., which is in turn controlled by Solpart Participações S.A. ("Solpart"), the ownership of which is held by Timepart, Techold and TII. As the controlling shareholder of Brasil Telecom Participações S.A., Solpart has the power to modify our business plan, modify our dividend plan and sell our material assets. As of the date of this annual report, control of Solpart as well as certain actions taken by Solpart shareholders are the subject of a number of judicial proceedings.

     On March 9, 2005, International Equity Investments Inc, as the sole shareholder of CVC/Opportunity Equity Partners LP (since renamed Citigroup Venture Capital International Brazil, LP)– which holds a stake in Brasil Telecom Participações S.A. and Opportunity Zain S.A. ("Zain"), a company which integrates the controlling corporate structure of Brasil Telecom Participações S.A. and Brasil Telecom S.A. - ("CVC LP"), sent a public notice informing about the ousting of CVC/Opportunity Equity Partners, Ltd ("CVC Ltd") currently named Opportunity Equity Partners, Ltd. from the management of CVC LP, having designated as a substitute, a new company incorporated abroad, named Citigroup Venture Capital International Brazil LLC ("CVC International Brazil"). CVC LP in compliance with CVM/SEP/GEA-2 Written Notice 225/05 and the terms of CVM Instruction 358, informed us that:

  In March 2005, International Equity Investments, Inc. and the CVC LP entered into certain agreements with Investidores Institucionais Fundo de Investimento em Ações ("Investidores Institucionais FIA"), Caixa de Previdência dos Funcionários do Banco do Brasil – Previ ("Previ"), Fundação dos Economiários Federais – Funcef ("Funcef") and Fundação Petrobras de Seguridade Social – Petros ("Petros"), including the Shareholders Agreement of Zain, as announced in the material fact published on 03.11.05 (collectively, the "Agreements");

  The Agreements establish that the CVC LP and the Investidores Institucionais FIA, with combined shareholdings of around 90% of the voting and total capital of Zain, will conjunctly perform the corporate control of such company and Invitel S.A. ("Invitel"), a company controlled by Zain with about 68% of its voting and total capital, and in which Previ, Funcef, Petros and other non-publicly held pension entities hold nearly the totality of the remaining voting and total capital. The Agreements also establish that the parties are to attempt to disinvest, under identical terms, conjunctly and in an organized manner, their shareholdings in Zain and Invitel, companies which control, among other companies, Brasil Telecom Participações S.A., our company and 14 Brasil Telecom Celular S.A.

  In the context of the execution of the Agreements, Previ, Funcef and Petros signed the Put Option on Shares Issued by Zain Agreement, granting the CVC LP a put option on its Zain shares, which may be exercised in a limited period of time, but not before November 2007. If and when the CVC LP exercises its put option, a right conditioned to the occurrence of future and uncertain events, some of which are out of the control of the CVC LP, Investidores Institucionais FIA, Previ, Funcef and Petros, the exercise price is to be set to R$1,045,941,692.43, adjusted by the variation of the IGP-DI Index + 5% p.a.. The fulfillment of the conditions to the exercise of such put option granted by Previ, Funcef and Petros does not depend or is tied to the occurrence of any operation or business involving, directly or indirectly, property or other assets owned by Zain, Invitel or any of their controlled companies, among which, Brasil Telecom Participações S.A., our company and 14 Brasil Telecom Celular S.A.”

     On April 12, 2005, Anatel issued a decision approving among other things (i) the replacement of CVC Ltd by CVC International Brazil as manager of CVC LP; (ii) Angra Partners Consultoria Empresarial e Participações Ltda. as the new manager of Investidores Institucionais FIA, one of the indirect controlling shareholders of Brasil Telecom S.A. and (iii) the changes resulting from the Zain and Futeretel S.A. Shareholders' Agreements. This decision was published in the Federal Gazette (Diário Oficial) on April 14, 2005. After reviewing our appeal, Anatel upheld its decision dated April 12, 2005.

     On October 6, 2003, Fundação 14 de Previdência Privada (“Fundação 14”), successor to Fundação Sistel de Seguridade Social, was prevented by the other shareholders from exercising its voting rights during the Investidores Institucionais FIA's Unitholders Meeting. At the said meeting, Banco Opportunity S.A. was ousted from the administration of Investidores Institucionais FIA. In consequence of this event, Fundação 14 brought an ordinary action before the 5th Federal Court of Rio de Janeiro against several defendants, seeking a declaration that the resolutions adopted at the Investidores Institucionais FIA's Unitholders Meeting held on October 6, 2003 were invalid. At the date of this annual report, this matter continues to be the subject of judicial proceedings. Recently, the same plaintiff brought a motion for preliminary relief before the Court as an incidental proceeding to the ordinary action against the same defendants, seeking to prevent any transactions involving the assets of Investidores Institucionais FIA, including agreements for the sale, encumbrance and/or acquisition of interests by the fund. On April 13, 2005, a preliminary order was issued suspending the effects of any acts for the alienation or encumbrance of Investidores Institucionais FIA assets, or the acquisition of interests by the Fund until a subsequent decision, which will be issued after the defendants have submitted their arguments.

     Pending the resolution of the disputes described above, our Board of Directors may be unable to act on matters of importance to us,

     ISSUES ARISING OUT OF OVERLAP OF LICENSES WITH TIM

     TII is controlled by Telecom Italia S.p.A. ("Telecom Italia"). Telecom Italia acquired, through various subsidiaries now consolidated into TIM Brasil Serviços e Participações S.A., ("TIM"), authorizations to deploy personal communication service ("PCS") in the whole country, including Region II, where we provide fixed-line services. Because our company and TII were deemed to be affiliates, TIM could not exploit the PCS authorizations before January 1, 2004 unless either Telecom Italia ceased to be our affiliate or we achieved sooner our 2003 universalization targets. In order to allow TIM to exploit its PCS licenses, TII, Techold and Timepart agreed to amend the shareholders agreement dated July 19, 1998, (as amended, the "Solpart Agreement") on August 27, 2002. Following the amendment, TII was not a controlling shareholder or affiliate of our company but retained a right to reacquire such an interest under certain circumstances.

     Since we received certification of our compliance with the 2003 targets established by Anatel, we have begun offering national and international fixed-line services as well as mobile services. If TII were to reacquire an indirect controlling interest in our company, our company and TIM would be deemed affiliates under Brazilian telecommunications law, and our ability to offer national and international fixed-line services as well as mobile services in the same regions as TIM would be at risk of being terminated by Anatel. On January 16, 2004 Anatel issued an Act (the “Anatel Decree”) pursuant to which Anatel consented to an 18 month period during which TII may reacquire an indirect controlling interest in our company, provided TII does not participate or vote in any matters related to the overlapping services offered by our company and TIM such as national and international long distance fixed-line services as well as mobile services. If, after the 18-month period (expiring July 18, 2005), our company and Telecom Italia did not reach an agreement which resolved the overlap, Anatel reserved the right to impose sanctions on any or all involved parties. Depending on Anatel's final decision, these sanctions could have a material adverse effect on our business and operations.

     Additionally, ANIMEC (the Brazilian Association of Investors of Capital Markets) filed an injunction before the Conselho Administrativo de Defesa Econômica ("CADE") (Brazil's Antitrust Authority) to prevent TII from acquiring an indirect controlling interest in our company. On March 17, 2004, the injunction was granted by unanimous decision and TII appealed CADE's decision. In June 2004, CADE issued a new injunction granting TII the right to return to our control group so long as TII does not participate or vote in any matters related to the overlapping services or nominate any officers. To date, this matter remains unresolved since there is still an act of concentration on Anatel’s analysis, which assembles all the demands presented by TII and/or its opponents, and that will return to CADE’s analysis after Anatel’s decision.

     In order to eliminate the regulatory risk associated with the overlapping of licenses between TII and us and add value to our shareholders, our subsidiary 14 Brasil Telecom Celular S.A. (“BTC”) and us, and TII and TIM Brasil Serviços e Participações S.A. (“TIMB”, and collectively with TII the “TIM Group”) entered into a Merger Agreement and a related Protocol (collectively, the “Merger Agreement”) on April 28, 2005. Among other things this transaction guarantees the settlement of the overlapping of licenses and authorizations with the TIM Group so as to avoid potential sanctions and penalties to be imposed by Anatel. Pursuant to the Merger Agreement BTC will merge into TIMB and we will receive shares in the resulting TIMB company, the size of such interest to be determined based on appraisals of relative value to be performed by an international investment banking firm hired by us. In addition TIMB will surrender its domestic and international long distance licenses to Anatel and enter into preferred provider arrangements and operational agreements with our company for those services as well as other telecommunications services and products of mutual interest, which will allow us to continue to offer convergence services to our clients. The completion of the Merger is subject to the fulfillment of certain conditions precedent, including our Board of Directors and Anatel prior approvals. Despite our attempt to resolve the regulatory issue of overlapping licenses and authorizations (including those for national and international long distance services, as well as mobile services), certain indirect shareholders have filed judicial actions preventing the consummation of the Merger Agreement. The Merger is currently subject to various judicial injunctions (see below).

     Concurrently with the signing of the Merger Agreement, the Solpart Agreement was amended to restore TII to the control block of Solpart Brasil Telecom Participações S.A., and our company. This was implemented by a second amendment to the Solpart Agreement restoring certain rights of TII and allowing TII to restore a 38% ownership position in Solpart. As of the date of the filing of this annual report, this restoration is also being contested by judicial proceedings.

     As a result of entering into these various agreements, we agreed to settle existing disputes relating to TII's acts and omissions that caused material damages to our company. This agreement to settle is at the date of this annual report being contested judicially by certain indirect shareholders.

     LAWSUITS AND INJUNCTIONS AFFECTING OUR OPERATIONS

     There are currently lawsuits pending seeking to block the Merger Agreement. As of the date of this filing a preliminary injunction has been issued by the Court pending further hearings preventing implementation of the Merger or the accomplishment of any extraordinary managerial act, without prior consent of the Board of Directors and approval through a general shareholders meeting. To similar effect we became aware that a preliminary injunction has been issued by the United States District Court, Southern District of New York preventing Opportunity Equity Partners, Ltd. and persons acting in concert with them from taking any action enforcing the Merger Agreement or the other agreements entered into at the same time or entering into any agreement or transaction outside the ordinary course of business involving any entity in which the CVC LP has a direct or indirect interest (this would include the Company).

     We are unable to predict the outcome of these disputes, whether the Merger will be accomplished while these actions are pending and whether the overlap of licenses will be resolved without the application by Anatel of any sanctions or penalties. Our ability to offer national and international fixed-line services and/or mobile services in the same regions as TIM are at risk of being terminated by Anatel if the transactions contemplated by the Merger Agreement involving our wireless operations and the surrender by TIMB of long distance licenses are not allowed to be completed by July 18, 2005.

     In addition, the disputes among the shareholders of Solpart including with respect to the ownership structure of Solpart, and management of entities which hold a stake in Brasil Telecom Participações S.A. and Zain, a company which integrates the controlling corporate structure of Brasil Telecom Participações S.A. and Brasil Telecom S.A may result in changes to our board and/or senior management.

Risks Relating to the Brazilian Telecommunications Industry

We face increasing competition in all segments of the Brazilian telecommunications industry, and the telecommunications industry may not continue to grow or may grow at a slower rate. This may have a material adverse effect on our market share, margins, results of operations and financial condition

     The telecommunications industry in Brazil is becoming increasingly competitive. Our public-regime fixed-line concessions are not exclusive, and Anatel could grant additional private-regime authorizations in our region. Our fixed-line services are also subject to competition from wireless service providers, however such competition is still limited by the fact that rates for wireless calls are currently much higher than rates for calls on our fixed-line network. We also face competition from wireless service providers in the low end of the market through the offer of prepaid plans by such wireless providers. To date, Telemar Norte Leste S.A. ("Telemar"), Empresa Brasileira de Telecomunicações S.A. ("Embratel"), Intelig Telecomunicações Ltda ("Intelig"), Telecomunicações de São Paulo S.A. ("Telesp"), Global Village Telecom ("GVT"), Telmex do Brasil Ltda ("Telmex"), Fonet Brasil Ltda ("Fonet"), and Novação Telecomunicações Ltda ("Novação") have been granted permission by Anatel to provide local fixed telecommunications services in the totality of our Region. Additionally, to date, TNL PCS S.A. ("Oi"), Embratel, Intelig, Telesp, GVT, Albra Telecomunicações Ltda ("Albra"), TIM Celular S.A. ("TIM"), and Easytone Telecomunicações Ltda ("Easytone") have been granted permission by Anatel to provide long distance telecommunications services in the totality of our Region. The certification of other service providers' compliance with universalization and expansion targets permits other service providers to operate in our region. Now we also have to compete in our region against competitors from outside of our region that offer fixed-line, mobile, data local and/or long distance telecommunications services throughout Brazil. Increased competition could have a material adverse effect on our market share, margins, results of operations and financial condition. Since January 2004, we have the ability to counteract losses in market share in the local fixed-line market by providing telecommunications services in other regions.

     In September 2004, we commenced offering our wireless services. Wireless services are equally competitive and we face competition in Region II from (i) a joint venture between Telefônica and Portugal Telecom (marketing under the brand name "Vivo"), (ii) Telmex, which competes against us in our region through América Móviles (marketing under the brand name "Claro"), (iii) TIM, (iv) Sercomtel Celular, and (v) CTBC Celular. Competition for wireless telecommunications customers may require us to increase our costs and marketing expenses or provide services at lower rates than those we currently expect to charge for such services. If we are able to complete the transactions contemplated by the Merger Agreement, then we will not be offering wireless services directly but will participate in this business through the acquisition of an equity interest in TIMB, which as of April 28, 2005, had approximately 14.6 million wireless users. The Merger Agreement also contemplates operational agreements through which we will be able to continue to offer convergence services.

     Competition in data transmission services is not subject to regulatory restriction. The market is open to a great number of competitors. Increased competition in data trasnsmission services may require us to reduce the rates we charge for data transmission services.

     In addition, the Brazilian telecommunications industry is consolidating, which results in larger competitors with greater resources. There can be no assurance that increased competition in all segments of the Brazilian telecommunications industry will not have a material adverse effect on our market share, margins, results of operations and financial condition.

     Our ability to continue to compete successfully will depend on the success of our marketing, financial and other resources (including our access to capital) in comparison to our competitors and on our ability to anticipate and respond to competitive factors affecting the industry, including the introduction of new services, changes in consumer preferences, changes in regulation, demographic trends, economic conditions, discount pricing strategies by competitors as well as further industry consolidation. Currently, we compete with our competitors primarily on the basis of features, pricing and customer service. However, we cannot predict exactly which factors in the future will be important in maintaining our competitive position, such as the increasing need to offer promotions, discounts and other marketing initiatives, or what expenditures will be required to develop and provide the necessary technologies, products and services to remain competitive. This may adversely affect our market share, margins, results of operations and financial condition.

     In addition, we may also face increased competition due to unbundling regulations. On May 13, 2004, Anatel issued Order (Despacho) 172, which establishes rules for partial ("line sharing") and full unbundling of local telephone networks and requires us to make our networks available to other telecommunications service providers. This legislation limits the rate we can charge for line sharing per line for broadband speeds of up to 512kbps. Additional charges, such as co-location, are applied over the line sharing base price, increasing the total cost of the unbundled line. Anatel has not yet fixed rates for full unbundling, although we expect that these rates will be lower than the rates we currently are permitted to charge. This regulation was designed to increase competition in the local fixed-line and broadband internet access markets by making it easier for new telephone companies operating under either the public or private regime to enter these markets and for existing providers to provide new services or enter new regions, since the networks of all telecommunications service providers, including fixed-line operators such as us, will be made available at lower rates. Similarly, this legislation makes it easier for us to provide new services and enter into new regions in competition with other operators. However, operational rules for the implementation of unbundling have not yet been agreed among Brazilian telecommunications operators. These regulations are recent and as of December 31, 2004, no unbundled lines had been used by competitors in our region. We cannot assure that we can compete without suffering an adverse impact on market share, margins, results of operations or financial condition based on the implementation of unbundling.

     Any economic, technological or other developments resulting in a slowdown in growth or a reduction in demand for our fixed-line or other services may harm our business and revenues. To remain competitive we must diversify further our services, and there can be no assurance that we will be successful in doing so.

We depend on other telecommunications services providers. We may not be able to enter into favorable interconnection and unbundling agreements

     In order to receive or send calls from or to customers of other fixed-line and wireless Brazilian networks and international networks, we must interconnect with the networks of our competitors. The Brazilian General Telecommunications Law requires all telecommunications service providers to interconnect their networks with those of other providers on a non-discriminatory basis. The rates to be paid by one network operator to the other for the use of each other's network are currently regulated by Anatel.

     The current interconnection model is asymmetric, with higher rates in effect for mobile interconnection than fixed-line interconnection. As a result, mobile operators generally retain more than 80% of net revenues from fixed-to-mobile calls, while fixed-line carriers, like us, usually offer this service incurring negative margins. In light of such imbalance, Anatel established that from July 2004, interconnection rates for wireless networks (the VU-M) would be freely negotiated. Nevertheless, the Brazilian network operators have not been fully successful in negotiating and reaching acceptable interconnection agreements; if telecommunications companies cannot agree on interconnection rates and conditions, Anatel may, by mediation, arbitration or intervention, establish the terms of such interconnection agreements. Our operating and financial results may be adversely affected in case we are not able to negotiate favorable interconnection agreements.

The failure to implement the technology necessary to assess and combat fraud on our network could adversely affect our results of operations

     The fraudulent use of telecommunications networks imposes a significant cost upon service providers, who must bear the cost of services provided to fraudulent users. We suffer loss of revenue as a result of fraudulent use, and also cash costs due to our obligation to reimburse carriers for the cost of services provided to fraudulent users. During 2004, we installed a Fraud Management System to detect and prevent fraud. In addition to the system to monitor customers' usage based on their traffic behavior, we implemented a system to keep subscribers under close surveillance. The fraud system is based on a signaling network and has an interface to the call-blocking platform in order to limit revenue loss once fraudulent use has been identified.

     In addition, there can be no assurance that all operators with which our network is interconnected have appropriate anti-fraud treatment in their networks. In 2001, we created a fraud management department to provide specialized customer service to customers affected by fraud. During the fiscal year 2002, several automated procedures were created and placed in various parts of our operations to detect and control possible abnormalities that could represent fraudulent activities. These controls have a preventive function, and work both pro-actively and, should a fraud occur, reactively. In 2003, we implemented controls to capture fraud events automatically, such as a non-billing mechanism for fraud-blocked terminals, a cut-off limit system for service usage, and a webpage to gather any fraud claim from the community. At the end of 2003, we created the IT Revenue Assurance Group, which develops systems to assist the revenue assurance department in fraud combating. During 2004, the Group implemented a significant number of applications to monitor and detect fraud in different areas including public telephony, bad debt, revenue chain, key performance indicators and others. These actions achieved a better level of control and mitigated the risk of loss from fraud as compared to previous years. The levels of accuracy and effectiveness of these procedures have reached the desired and expected performance for fraud control. Notwithstanding, we continue to deploy and implement the technology necessary to assess the accuracy and effectiveness of our fraud combative procedures. Should we not be able to correctly quantify and combat fraud on our network, our results of operations could be adversely affected.

     In September 2004, Anatel issued Order (Ofício) 603, which established that fraudulent calls should not be considered for purposes of payment of interconnection rates.

Developments in the global telecommunications industry and technology are difficult to predict, and a failure by us to respond to such developments may have a material adverse effect on our financial condition and results of operations

     All companies in the global telecommunications industry must adapt to rapid and significant changes in technology that are often difficult to anticipate. While we have been upgrading our network with technologically advanced fiber optic cable with a microwave overlay, it is possible that our network will be challenged by competition from improved or new technologies in the future. Technological changes may adversely affect our competitive position, require substantial new capital expenditures and/or require write-offs of obsolete technology.

In the event of a natural disaster, war, significant public disturbance or for economic reasons, the Brazilian government could temporarily seize or permanently expropriate our assets, which could have a material adverse effect on our financial condition and results of operations

     The Brazilian government has the authority to temporarily seize all assets related to telecommunications concessions in the event of natural disaster, war, significant public disturbance, threats to internal peace, or for economic reasons and other reasons related to national security. In addition, the Brazilian government has the statutory right to permanently expropriate any telecommunications concession and claim any related assets for reasons of public interest. Brazilian law provides for compensation in connection with losses and damages related to temporary seizure or expropriation. However, in the event of a temporary seizure or expropriation of any of our assets there can be no assurance that the actual compensation paid would be adequate or that such payment would be timely. This would have a material adverse effect on our financial condition and results of operations.

Risks Relating to Brazil

Brazilian political and economic conditions have a direct impact on our business and the market price of the Preferred Shares underlying the ADSs

     Substantially all of our operations and customers are located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on Brazil's economy, which has been characterized by frequent and occasionally drastic intervention by the Brazilian government and volatile economic cycles in the past. In 2004 the real appreciated in value by 8.1% in relation to the U.S. dollar, from R$2.8892 per U.S. dollar on December 31, 2003 to R$2.6544 per U.S. dollar on December 31, 2004. In 2004, the Central Bank raised Brazil's base interest rate by a total of 1.25 percentage points in an effort to stabilize the currency and decrease inflationary pressures. In the past, the Brazilian government has often changed monetary, fiscal, taxation and other policies to influence the course of Brazil's economy. We have no control over, and cannot predict, what measures or policies the Brazilian government may take in response to the current Brazilian economic situation or how Brazilian government intervention and government policies will affect the Brazilian economy and, both directly and indirectly, our operations and revenues.

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

     The Brazilian government may impose restrictions on capital outflow that would hinder or prevent the custodian in Brazil, or non-Brazilian holders who have exchanged ADSs for the underlying Preferred Shares, from converting the proceeds relating to the Preferred Shares into U.S. dollars and remitting those proceeds abroad. Brazilian law permits the government to impose these restrictions whenever there is a serious imbalance in Brazil's balance of payments or reasons to foresee such a serious imbalance. Although there is no current material imbalance in Brazil's balance of payments, there can be no assurance that such an imbalance will not arise in the future or that the Brazilian government will not institute more restrictive exchange control policies in the future. See Item 10 "Additional Information–Taxation–Brazilian Tax Considerations."

     On January 1, 2003, Luiz Inácio Lula da Silva from the Labor Party took office as the new President of Brazil. Until now, the economic policies of former President Fernando Henrique Cardoso have been continued by the current administration of the Brazilian government. Although the new government has not departed significantly from previous policies, and the Real appreciated 8.1% against the U.S. dollar during 2004, concerns remain about future policies of the Brazilian government. While the current administration's policies have to date not been adverse to the telecommunications industry, the uncertainty over what policies the current Brazilian government may propose or adopt in the future, may have an impact on our business and may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian international securities markets and thus have an impact on our business.

If Brazil experiences substantial inflation in the future, our revenues and the market price of the Preferred Shares and ADSs may be reduced

     Brazil has in the past experienced extremely high rates of inflation, with annual rates of inflation reaching as high as 2,489.1% in 1993 (according to the Brazilian National Consumer Price Index (Índice Nacional de Preços ao Consumidor) published by the IBGE). Inflation itself and governmental measures to combat inflation have in the past had significant negative effects on the Brazilian economy. Inflation, actions taken to combat inflation and public speculation about possible future actions have also contributed to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets. If Brazil experiences substantial inflation in the future, our costs may increase, and our gross profit may be affected to the extent that our rate increases and our net operating revenues do not keep up with the rate of inflation.

Devaluation of the real may lead to substantial losses on our liabilities denominated in or indexed to foreign currencies and a reduction in our revenues

     The Brazilian Central Bank has periodically devalued the Brazilian currency during the last four decades. The exchange rate between the real and the U.S. dollar has varied significantly in recent years. For example, the real/U.S. dollar exchange rate fell from R$1.9554 per U.S. dollar at December 31, 2000 to R$3.5333 at December 31, 2002. In 2003, the real has strengthened against the U.S. dollar. At December 31, 2003 the real/U.S. dollar exchange rate was R$2.8892 per U.S. dollar. In 2004 the real appreciated in value by 8.1% in relation to the U.S. dollar to R$2.6544 per U.S. dollar.

     A significant amount of our financial assets and liabilities are denominated in or indexed to foreign currencies, primarily U.S. dollars. When the Brazilian currency is devalued, we incur losses on our liabilities denominated in or indexed to foreign currencies, such as our U.S. dollar-denominated long-term debt and foreign currency loans, and experience gains on our monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into reais. If devaluation occurs when the value of such liabilities significantly exceeds the value of such assets, including any financial instruments entered into for hedging purposes, we could incur significant reduction in our revenues, even if their value has not changed in their original currency. This could adversely affect our ability to meet certain of our payment obligations.

We are subject to delays and delinquency on accounts receivable

     Our business is affected by customers' ability to pay their bills. If the Brazilian economy worsens because of, among other factors:

  the level of economic activity;
  inflation;
  devaluation of the real; or
  an increase in domestic interest rates,

     a greater portion of our customers may not be able to pay their bills, which would increase our bad debts and provisions for doubtful accounts. Strict regulation from Anatel prevents us from implementing certain policies that could have the effect of reducing delinquency, such as service restrictions or limitations on the types of services provided based on a subscriber's credit record. Losses from accounts receivable reached R$410.3 million in 2004, against R$298.0 million in 2003, increasing in percentage of gross revenues terms, from 2.7% in 2003 to 3.2% in 2004. However, if economic conditions worsen in Brazil or if we are unable to implement policies to limit subscriber delinquencies or otherwise select our customers, persistent subscriber delinquencies and bad debt can adversely affect our financial results. See "Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates—Provision for Doubtful Accounts."

Any increase in taxes levied on the telecommunications sector could affect the results of our operations. Tax reform will be gradually implemented in the following years.

     Increases in Brazil's already high level of taxation could adversely affect our profitability. Increases in taxes for the telecommunications sector usually result in higher tariffs for our customers. High tariff levels generally result in lower levels of usage of our services and, therefore, lower net sales. Lower net sales result in lower margins because a significant portion of our costs are fixed and thus do not vary substantially based on the level of usage of our network or our services. There can be no assurance that the Brazilian government will not increase current tax levels, at state and/or federal levels, and that this will not adversely impact our business.

     In December 2003, the Federal Senate approved part of the tax reform bill that had been under discussion for eight months. The text approved by the Senate was consolidated in Constitutional Amendment 42, enacted on December 19, 2003. Constitutional Amendment 42 is already in force, and provides for an extension on the assessment of the Provisional Contribution of Financial Transfers (Contribuição Provisória sobre Movimentação Financeira - "CPMF"), the assessment of Programa de Integração Social ("PIS"); and Contribuição para Financiamento da Seguridade Social ("COFINS") taxes on import transactions, and the assessment of COFINS under a non-cumulative regime.

     Some important issues originally provided for in the tax reform bill relate to: (i) harmonization of ICMS tax rules, which would be governed by a single federal legislation applicable to all states; (ii) equalization of ICMS rates; and (iii) limitations on granting tax incentives. If approved, such measures shall be gradually adopted in 2005 and 2007. The delay in the approval and implementation of the tax reforms bill may negatively affect the Brazilian economy and capital markets. For a further discussion of the impact of taxation on our business, see "Item 10. Additional Information—Taxation."

The proposed changes in Brazilian labor law may affect labor relations

     In April 2003, the Lower House reopened the discussions regarding the changes in the Brazilian Labor Law (Consolidação das Leis do Trabalho, or CLT). A revision of union relations in Brazil is also being discussed. It is not clear whether the proposed changes, if approved by the Congress, would impact our business in the future.

It may be difficult to effect service of process upon, or to enforce foreign judgments upon us, our directors and our officers

     We are organized under the laws of Brazil, and all of our directors and officers reside outside the United States. In addition, a substantial portion of our assets, and most or all of the assets of our directors and officers are located in Brazil. As a result, it may be difficult for an ADS holder to effect service of process within the United States or other jurisdictions outside of Brazil upon our company or such persons, or to enforce against them judgments of courts in the United States, predicated upon the civil liability provisions of the federal securities or other laws of the United States.

Risks Associated with Our Preferred Shares or American Depositary Shares

Holding Preferred Shares in ADS form may subject the holder to several risks and may jeopardize certain rights relating to voting, dividends and distributions, and preemptive rights, among others, that such holder would otherwise enjoy as a holder of Preferred Shares

  In the limited circumstances where holders of Preferred Shares are able to vote, an ADS holder will be able to exercise voting rights with respect to the Preferred Shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs. There are practical limitations upon and ADS holder's ability to exercise voting rights due to the additional procedural steps involved in communicating with such holders. See Item 7 "Major Shareholders and Related Party Transactions—Major Shareholders" and Item 10 "Additional Information—Memorandum and Articles of Association—Voting Rights."

  If an ADS holder is a resident of the United States, it may not be able to exercise preemptive rights, or exercise other types of rights, with respect to our Preferred Shares. An ADS holder's ability to exercise preemptive rights is not assured unless a registration statement is effective with respect to those rights or an exemption from the registration requirements of the U.S. Securities Act of 1933, as amended (the "Securities Act"), is available. We are not obligated to file a registration statement relating to preemptive rights with respect to our Preferred Shares. Moreover, there can be no assurance that we will file any such registration statement. If a registration statement is not filed and an exemption from registration does not exist, Citibank, N.A., as depositary (the "Depositary"), will attempt to sell the preemptive rights, and the ADS holder will be entitled to receive its share of the proceeds of the sale. However, the preemptive rights will expire if the Depositary cannot sell them. For a more complete description of preemptive rights with respect to our Preferred Shares, see Item 10 "Additional Information—Memorandum and Articles of Association."
  Payments of cash dividends and distributions, if any, will be made in Brazilian currency to Banco Bradesco S.A., as custodian for the ADS holders' Preferred Shares, on behalf of the Depositary, which will then convert such proceeds into U.S. dollars and will cause such U.S. dollars to be delivered to the Depositary for distribution to such ADS holders. Holders of ADSs could be adversely affected by devaluations of the Brazilian currency that may occur due to delays in, or a refusal to grant any, required government approval for conversions of Brazilian currency payments and remittances abroad in connection with the Preferred Shares underlying our ADSs. See Item 10 "Additional Information— Memorandum and Articles of Association—Dividends."
  We may agree with the Depositary to modify the deposit agreement at any time without the ADS holders' consent. We undertake to give holders of ADSs 30 days' prior notice of any modifications that would materially prejudice any of their substantial rights under the deposit agreement. ADS holders will be bound by the modifications to the deposit agreement if such holders continue to hold ADSs after the modifications to the deposit agreement become effective.

Holder of ADSs may have fewer and less well-defined shareholders' rights than in the United States

     Our corporate affairs are governed by our Bylaws and Brazilian Corporation Law, which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States. Under Brazilian Corporation Law, the holders of our Preferred Shares and our ADSs may have fewer and less well defined rights to protect their interests relative to actions taken by our board of directors or the holders of our Common Shares than under the laws of other jurisdictions outside Brazil.

     Restrictions on insider trading and price manipulation, rules and policies against self-dealing and regarding the preservation of shareholder interests may not be as detailed, well-established and enforced in Brazil as in the United States, potentially disadvantaging the holders of our Preferred Shares and/or ADSs. For example, when compared to Delaware corporation law, Brazilian Corporation Law and practice has less detailed and well-established rules, and judicial precedents relating to the review of management decisions involving duty of care and duty of loyalty standards in the context of corporate restructurings, transactions with related parties, and sale-of-business transactions. In addition, shareholders in Brazilian companies must hold at least 5.0% of the outstanding share capital of a corporation in order to have standing to bring shareholders' derivative suits, and shareholders in Brazilian companies ordinarily do not have standing to bring class action suits.

The relative volatility and illiquidity of the Brazilian securities markets may substantially limit an ADS holder's ability to sell the Preferred Shares underlying the ADSs at the price and time desired

     Brazilian investments, such as investments in our securities, are subject to economic and political risks, including, among others:

  changes in the regulatory, tax, economic and political environment; and
  restrictions on foreign investment and on repatriation of capital invested,

     that may affect the ability of investors to receive payment, in whole or in part, in respect of their investments.

     The Brazilian securities markets are substantially smaller, less liquid, more concentrated and more volatile than major U.S. and European securities markets, and are not as highly regulated or supervised as these markets. The relatively small capitalization and the illiquidity of the Brazilian equity markets may substantially limit an ADS holder's ability to sell the Preferred Shares underlying the ADSs.

Developments in other countries may affect the Brazilian economy, and the market price of the Preferred Shares and the ADSs

     The securities of Brazilian issuers have been influenced by economic and market conditions in other countries, especially other emerging market countries. Since the end of 1997, and in particular during 2001 and 2002, the international financial markets have experienced significant volatility as a result of economic problems in various emerging market countries. Investors subsequently have had a heightened risk perception for investments in such markets. As a result, in some periods, Brazil has experienced a significant outflow of U.S. dollars and Brazilian companies have faced higher costs for raising funds, both domestically and abroad, and have been impeded from accessing international capital markets. We cannot assure investors that international capital markets will remain open to Brazilian companies, including Brasil Telecom, or that prevailing interest rates in these markets will be advantageous to us and our ability to obtain additional financing on acceptable terms or at all. As a consequence, the market value of our securities may be adversely affected by these or other events outside of Brazil. See Item 9 "The Offer and Listing—Offer and Listing Details." There can be no assurances that future events elsewhere, especially in emerging market countries, will not have an adverse effect on the market value of our Preferred Shares and our ADSs.

Changes in Brazilian tax laws may have an impact on the taxes applicable to the disposition of the ADSs

     According to Law 10,833, enacted on December 29, 2003, the disposition of assets located in Brazil by non-residents of Brazil, whether to other non-residents of Brazil or Brazilian residents and whether made within or outside Brazil is subject to taxation in Brazil. Considering the general and unclear scope of Law 10,833 and the absence of judicial guidance in respect thereof, we are unable to predict how the scope of Law 10,833 would be interpreted in the courts of Brazil.

ITEM 4. Information on the Company

History and Development of the Company

     We are one of the fixed-line telecommunications companies that resulted from the breakup and privatization of Telebrás by the Brazilian Federal Government in 1998. We are an amalgamation of the following operating companies formerly controlled by Telebrás: Telecomunicações de Santa Catarina S.A. – Telesc ("Telesc"), Telecomunicações de Goiás S.A. – Telegoiás ("Telegoiás"), Telecomunicações de Brasília S.A. – Telebrasília ("Telebrasília"), Telecomunicações do Mato Grosso S.A. – Telemat ("Telemat"), Telecomunicações do Mato Grosso do Sul S.A. – Telems ("Telems"), Telecomunicações de Rondônia S.A. – Teleron ("Teleron"), Telecomunicações do Acre S.A. – Teleacre ("Teleacre"), Companhia Telefônica Melhoramento e Resistência – CTMR ("CTMR"), and our predecessor, Telecomunicações do Paraná S.A. – Telepar ("Telepar") and CRT, a company formerly controlled by Telefônica S.A. and acquired by us in July 2000.

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
  to prevent, control and impose penalties of the economic order, in the telecommunications industry;
  to impose restrictions, limits or conditions on corporate groups in obtaining or transferring the concessions, permissions and authorizations, in order to ensure a competitive environment; and
  to establish the rate structure for each kind of service rendered in the public regime.

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

     Set forth below are maps of Brazil showing the locations of the fixed-line, long-distance regions and cellular regions into which the country was split-up following the breakup of Telebrás:

      Brasil Telecom Participações S.A. (previously Tele Centro Sul Participações S.A.), is our parent company, and is one of the three holding companies providing local and long-distance services in Brazil. See Item 7 "Major Shareholders and Related Party Transactions—Major Shareholders." In the breakup of Telebrás, Brasil Telecom Participações S.A. was allocated all the share capital held by Telebrás in Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre, CTMR and Telepar, our predecessor; companies which provided fixed-line telecommunications service in the northern, western, central and southern regions of Brazil. See "—Business Overview—Our Region." In July 1998, the Federal Government sold all its voting shares of these holding companies, including the shares it held in Brasil Telecom Participações S.A. to private sector buyers. The sale of all of the Federal Government's voting shares in the holding companies to private sector buyers is referred to herein as the "privatization of Telebrás." As a result of the merger of Telepar, Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre, CTMR and CRT, ultimately turning into Brasil Telecom S.A., we became the leading local and intraregional fixed-line telecommunications service provider in our region. The only other relevant fixed-line telecommunications service provider in our region is Global Village Telecom (Sercomtel and CTBC also operate partially in our region but we do not service the same cities). For intraregional long-distance telecommunications services, Intelig and Embratel, among others, are providers that are authorized to provide long-distance services in our region.

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

     Since the privatization of Telebrás, Anatel has continued to implement regulations which further its policy of promoting competition and quality of service in the Brazilian telecommunications market place. As part of this policy initiative, Anatel has allowed new private competitors into the Brazilian market to compete directly against us. In addition, Anatel required us and the other public concession service providers to meet certain quality and universalization targets before we could compete in other service providers' market areas. On January 19, 2004, we received certification by Anatel that we have accomplished our universalization targets. Accordingly, we are now authorized to offer local fixed and domestic and international long-distance telephone services, originated inside or outside our region as well as mobile services in our region. The certification of other service providers' compliance with universalization and expansion targets permits other service providers to operate in our region.

History of Our Company

The following bullet points briefly illustrate the history of our company:

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
  July 29, 1998: Solpart acquired our parent, Tele Centro Sul Participações S.A.(currently Brasil Telecom Participações S.A.), from the Brazilian government in the privatization process of Telebrás.
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
  July 31, 2000: We acquired 98.8% of the corporate capital of TBS Participações S.A. ("TBS"), a company controlled by Telefônica, which held 85.2% of the voting capital of CRT, representing 31.6% of the total share capital of CRT, for approximately R$1,500.0 million. CRT was the leading fixed- line telecommunications service company in the state of Rio Grande do Sul. The acquisition of CRT was financed partly through the use of our own cash reserves, as well as through the domestic placement of commercial paper of approximately R$900.0 million.

  December 28, 2000: TBS was merged into CRT, and immediately afterwards CRT was merged with and into our company. Pursuant to our merger with CRT, minority shareholders of CRT were given the right to exchange their CRT shares for Preferred Shares and Common Shares of our company. The exchange of shares was made based on the market value of our company's shares compared to those of CRT.
  November 1, 2001: BrT Serviços de Internet S.A. ("BrTSi"), a wholly-owned subsidiary of our company, acquired 15.4% of the total capital stock of iBest Holding Corporation, for approximately R$10.0 million.
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
  February 18, 2003: We announced the acquisition of 19.9% of the capital of MTH Ventures do Brasil Ltda. ("MTH"), a company that holds 99.99% of the capital of MetroRED Telecomunicações Ltda.("MetroRED"), for U.S.$17.0 million together with an option to purchase the remaining 80.1% of the capital of MTH for U.S.$51.0 million after certification by Anatel of compliance with the 2003 targets stipulated in our concession contracts.
  June 11, 2003: We acquired, through BrTSi, the entire submarine fiber-optic cable system from GlobeNet Communications Group Ltd. for U.S.$46.8 million. A total of U.S.$27.6 million was paid on June 11, 2003, with the remaining U.S.$19.2 million payable within 18 months of the first installment.
  June 26, 2003: We acquired the remaining capital of iBest Holding Corporation for U.S.$36.0 million.
  January 19, 2004: Anatel certified that we had met our universalization targets and authorized us to provide interregional long-distance services throughout Brazil and international long-distance services, also from any point in the country. We also received authorization to offer local services outside our original concession area and to offer mobile services in our region.
  March 17, 2004: CADE issued a provisory decision determining that TII, one of our former controlling shareholders, could not return to Brasil Telecom's block of control.
  May 13, 2004: We purchased the remaining 80.1% of the capital of MTH for U.S.$51.0 million which was only possible once we received certification of our compliance with the 2003 targets stipulated by Anatel in our concession contracts.

  May 13, 2004: We purchased the remaining 80.1% capital of Vant for R$15.6 million which was only possible once we received certification of our compliance with the 2003 targets stipulated by Anatel in our concession contracts.
  September 27, 2004: We began offering wireless telecommunications services through our subsidiary 14 Brasil Telecom Celular S.A., under the brand name "Brasil Telecom GSM".
  November 24, 2004: We concluded the acquisition of approximately 63% of iG’s capital stock, for U.S.$104.9 million. Considering that Brasil Telecom Participações S.A. already held, indirectly, 10% of iG’s total capital, both companies now hold approximately 73% of the total capital of iG.
  April 28, 2005: We entered into an agreement with TIM providing for the merger into TIMB of our subsidiary through which we provide wireless services. TIMB agreed to surrender their overlapping long distance licenses and to use us as a preferred provider for national and international long distance services as well as for other telecommunications services and products. TII returned to our control group. (See “Risk Factors - Risks Relating to Our Company” for a discussion of current obstacles to these transactions.)

Organizational structure

     We are structured as a consolidated operational company, in which we conduct substantially all of our operations, and currently have four subsidiaries, BrT Serviços de Internet S.A., 14 Brasil Telecom Celular S.A., Vant Telecomunicações S.A. and MTH Ventures do Brasil Ltda. At the Brasil Telecom S.A. level, we are subdivided into eleven operational branches, Tocantins, Goiás, Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Paraná, Santa Catarina, Rio Grande do Sul, Pelotas and the Federal District. For information on our shareholding structure, please see Item 7 "Major Shareholders and Related Party Transactions – Major Shareholders." The following chart sets forth a summary of our organizational structure, including the percentage of total capital held in each of our significant subsidiaries as of December 31, 2004. All of our significant subsidiaries are organized and existing under the laws of the Federative Republic of Brazil, except for Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. incorporated under the laws of Bermuda, Brasil Telecom of America Inc. incorporated under the laws of the United States of America, Brasil Telecom de Venezuela S.A. incorporated under the laws of Venezuela, and Internet Group (Cayman) Limited and iBest Holding Corporation, incorporated under the laws of the Cayman Islands.

BrT Serviços de Internet S.A.

     We formed BrTSi in October 2001. Through BrTSi, we provide broadband internet services through our internet service provider ("ISP") BrTurbo and data center services. BrTSi is also the parent company of our free internet service providers iG and iBest.

      iBest

     In November 2001, BrTSi acquired 15.4% of iBest Holding Corporation for approximately R$10.0 million. iBest Holding Corporation controlled iBest S.A. ("iBest"), a free internet service provider and important brand name. On June 26, 2003, we acquired through our wholly owned subsidiary, BrTSi, the remaining capital of iBest Holding Corporation for U.S.$36.0 million, consolidating our 100% ownership of iBest. The iBest Group was composed by the following main entities: (i) iBest Holding Corporation; (ii) iBest S.A.; (iii) Febraio S.A.; and (iv) Freelance S.A. On May 31st, 2004, a corporate reorganization of the iBest Group was concluded, and Freelance fully incorporated Febraio S.A., iBest S.A. and its subsidiary Mail BR Comunicações Ltda. Freelance S.A. became the owner of iBest's trademark, and is now the operating company of the Group.

      iG

     In November 2004, we concluded the acquisition of approximately 63% of iG´s capital stock, for U.S.$104.9 million. Considering that Brasil Telecom Participações S.A. already held, indirectly, 10% of iG´s total capital, both companies now hold approximately 73% of the total capital of iG. iG is the leading dial-up internet service provider in Brazil. The acquisition of iG made us the largest internet company in Latin America.

Grupo BrT Cabos Submarinos (Submarine Fiber-Optic Cable System)

     On June 11, 2003, we acquired the entire submarine fiber-optic cable system from GlobeNet Communications Group Ltd. which we now refer to as Grupo BrT Cabos Submarinos (former GlobeNet), for U.S.$46.8 million. A total of U.S.$27.6 million was paid on June 11, 2003, with the remaining U.S.$19.2 million payable within 18 months of the first installment. As of December 31, 2004 there was an outstanding balance of U.S.$12.0 million to be paid until April 30, 2005. Grupo BrT Cabos Submarinos is formed by five operating subsidiaries: Brasil Telecom Cabos Submarinos (Holding) Ltda., Brasil Telecom Cabos Submarinos Ltda., Brasil Telecom of America, Inc., Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. and Brasil Telecom de Venezuela, S.A. These companies own and operate the Grupo BrT Cabos Submarinos fiber optic cable system that connects the United States, Bermudas, Brazil and Venezuela. Brasil Telecom of America, Inc. is headquartered in Boca Raton, Florida, and coordinates all Grupo BrT Cabos Submarinos's activities and supports the commercial activities of the group in the international market. Grupo BrT Cabos Submarinos is also the parent company of iG, our internet service provider.

14 Brasil Telecom Celular S.A

     14 Brasil Telecom Celular S.A. ("Brasil Telecom GSM") is our mobile telephony services subsidiary, which became operational on September 27, 2004. Brasil Telecom GSM offers wireless telecommunications services using Global System for Mobile Communications ("GSM") technology under the brand name "Brasil Telecom GSM". See "—Business Overview—Wireless Services." We have entered into the Merger Agreement with TIMB, pursuant to which we have agreed to merge Brasil Telecom GSM into TIMB in return for an ownership interest in TIMB, the size of such interest to be determined based on appraisals of relative value to be performed by an international investment banking firm hired by us. (See “Risk Factors - Risks Relating to Our Company” for a discussion of current obstacles to these transactions)

Vant Telecomunicações S.A.

     On May 13, 2004, we exercised our option to purchase for R$15.6 million the remaining 80.1% of the capital of Vant, giving us 99.99% of the capital of Vant. This purchase was made possible once we received certification by Anatel of our compliance with our 2003 universalization targets. Vant offers internet protocol as well as other products to the corporate market throughout Brazil.

MetroRED Telecomunicações Ltda.

     On May 13, 2004, we exercised our option to purchase for U.S.$51.0 million the remaining 80.1% of the capital of MTH, giving us 99.9% of the capital of MTH. This purchase was made possible once we received certification by Anatel of our compliance with our 2003 universalization targets. MetroRED is a leading local fiber optic network provider, with 343 kilometers of local network in São Paulo, Rio de Janeiro and Belo Horizonte, and a 1,600 kilometer long-distance network linking these three metropolitan areas as well as an internet solutions data center in São Paulo which will provide internet support to our customers. As part of the acquisition, we also integrated a management team with expertise in these markets.

Capital Expenditures

     The following table sets forth our capital expenditures on plant expansion and modernization for each of the years ended December 31, 2002, 2003 and 2004.

	Year ended December 31,

	2002	2003	2004

	(millions of reais)
Conventional Telephony	416.5	302.8	179.7
Data Network	231.3	264.9	300.0
Network Operation	372.8	251.6	270.2
Information Technology	366.8	210.1	216.1
Other (1)	590.2	655.4	725.2
Total – Fixed Telephony	1,977.6	1,684.8	1,691.2

Total – Mobile Telephony	-	109.2	1,175.7

Total capital expenditures	1,977.6	1,794.0	2,866.9

(1)	These investments include the acquisition of PCS licenses, the acquisition of Grupo BrT Cabos Submarinos, MetroRED, iBest, Vant and iG, and investments to replace plant equipment and other fixed assets generally without altering the capacity of the assets replaced and certain investments in operational and technical support such as telecommunications management network systems and expansion projects.

     Our capital expenditures increased approximately 59,8% to R$2,866.9 million in the year ended December 31, 2004, from R$1,794.0 million for the corresponding period in 2003. Of our total capital expenditures, R$1,215.1 million relate to fixed telephony and internet operations, R$ 1,175.7 million to mobile telephony operations and R$476.1 million to acquisitions. The capital expenditures on the expansion and modernization of our fixed telephony operations consist mainly of updating technology and upgrading capacity in relation to our transmission backbone, switching centers, data network and intelligent network.

Expected Capital Expenditures on Plant Expansion and Modernization

     We currently expect to invest approximately R$2,166.0 million in the expansion and modernization of our network during the fiscal year 2005, which includes investments of approximately R$398.0 million in our mobile telephone network. Considering that we have entered into a Merger Agreement, investments in our mobile telephone network are subject to change. See “Risk Factors - Risks Relating to Our Company” for a discussion of current obstacles to these transactions. Of our total expected capital expenditures, R$500.0 million relate to targets established by Anatel and required under the terms and conditions of our concessions. This amount may be revised by our board of directors once ongoing negotiations with Anatel come to an end. See Item 5 "Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures."

Acquisition of PCS Licenses

     As part of our strategy of providing integrated solutions to our clients, we acquired PCS licenses for R$191.5 million, at an auction held on November 19, 2002.

     On December 18, 2002, we paid the equivalent of 10.0% of the total bid amount at auction. The remaining 90.0% was to be paid in six equal installments annually, respectively due 36, 48, 60, 72, 84 and 96 months after the date of the signing of the term of authorization. These installments will be monthly adjusted by the IGP-DI index plus 1.0% interest rate over the indexed amount calculated from the term execution date. If we are able to complete the transactions contemplated by the Merger Agreement, then we do not expect to make payments other than those incurred by the time of the accomplishment of the Agreement.

Business Overview

     We provide fixed-line telecommunications services in Region II under concessions which we assumed from each of Telepar, Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre, CTMR and CRT for each of the states in our region. These concessions were granted by the Brazilian government to us and to each of these companies as a result of the privatization process. Until January 2004, these concessions authorized us to provide local and intrastate fixed-line telecommunications services in nine states located in the northern, western, central and southern regions of Brazil and in the Federal District. These concession areas constitute our region. See "—Our region." As a result of these original concessions, we are the leading provider of local fixed-line telecommunications services and intraregional fixed-line telecommunications services in our region. Local fixed-line telecommunications services include all calls that originate and terminate within a single local area, as well as, installation, monthly subscription, public telephones and supplemental local services. Intrastate fixed-line telecommunications services include all calls between local areas within a state. Since January 2004 we have been able to offer interregional and international long-distance telecommunications services. We also provide a variety of data transmission services through various technologies and means of access. Since 1999, we have invested in data transmission capacity in response to the growing demand in Brazil for data, images and text transmission services, mainly for corporate networks and corporate and residential Internet access.

     Our business, including the service we provide and the rates we charge, is subject to comprehensive regulation by Anatel, an independent regulatory agency, under the General Telecommunications Law and various administrative enactments thereunder. The licenses and concessions under which we operate our fixed-line services imposed certain universalization, expansion and modernization targets on us. On January 19, 2004, we received certification by Anatel that we have accomplished our universalization targets established for December 31, 2003. Accordingly, we were authorized to offer local fixed and domestic and international long-distance telephone services, originated inside or outside our region. We also acquired a license to provide mobile telephone services in our region.

     Our main competitors are Embratel, Intelig, Global Village Telecom, Telesp, Telemar, TIM, Claro, Vivo, Companhia de Telecomunicações do Brasil Central ("CTBC Telecom") and Sercomtel Telecomunicaçoes S.A. ("Sercomtel").

Our Strategy

     Our goal is to become a leading provider of integrated telecommunications services in Brazil and in the Latin American countries that we can reach with our international infrastructure. We intend to achieve this goal by maintaining our strong position in the local and long distance markets while at the same time enhancing our existing services and developing new services which complement our existing products and services, as well as by implementing the following key strategies:

Offer interregional and international long-distance services

     We intend to increase our market share in our business of providing long-distance service. Since January 22, 2004 we have begun offering interregional and international long distance services and started competing directly with other regional operators which currently provide such services. By offering interregional and international long-distance services, we expect to be able to offer our existing corporate and residential clients more competitive and integrated plans and capture market share. We intend to leverage the strength of the "Brasil Telecom" brand in Region II and to solidify Brasil Telecom as the carrier of choice through advertising campaigns that promote the use of our carrier selection code "14" and the synergies across our growing portfolio of integrated services, including wireless, data and long-distance services nationwide. Our ability to offer national and international fixed-line services and/or mobile services in the same regions as TIM are at risk of being terminated by Anatel if the transactions contemplated by the Merger Agreement involving our wireless operations and the surrender by TIMB of long distance licenses are not allowed to be completed by July 18, 2005. See "Risk Factors—Certain Beneficial Shareholders……"

Strengthen our wireless telecommunications services

     Since September 27, 2004 we have begun offering wireless telecommunications services using Global System for Mobile Communications ("GSM") technology through our subsidiary, 14 Brasil Telecom Celular S.A., and under the brand name "Brasil Telecom GSM". With the introduction of wireless services, we are the only company in Region II to offer both wireline and wireless services and we expect to leverage this to increase our brand awareness and overall market share. We are able to offer competitive wireless service plans due, among other things, to the attractive prices paid for our licenses and the favorable terms available to us from our equipment vendors. We also intend to realize the synergies between our wireline and wireless operations by marketing to our existing client database, using our existing wireline sales channels, providing integrated packages and sharing infrastructure and operational systems. We also intend to develop new mobile products and services for the corporate market. If we are able to complete the transactions contemplated by the Merger Agreement, then we will not be offering wireless services directly but will participate in this business through the acquisition of an equity interest in TIMB, which as of April 28, 2005, had approximately 14.6 million wireless users. The Merger Agreement also contemplates operational agreements through which we will be able to continue to offer convergence services.

Continue to integrate and acquire high technology network infrastructure in order to position ourselves as a market leader in the Brazilian corporate market

     Our acquisition in June 2003 of Grupo BrT Cabos Submarinos, our submarine fiber optic cable system, and our acquisition in May 13, 2004 of MetroRED, our local fiber-optic network, and Vant, provided us with a state-of-the-art broadband infrastructure as well as local network capacity. These networks consist of a 22,000 kilometer submarine fiber optic system connecting us to Latin America and the United States, as well as 343 kilometers of local and 1,600 kilometers of long-distance fiber-optic lines in Brazil, allowing us to expand geographically to three principal corporate markets outside our region—São Paulo, Rio de Janeiro and Belo Horizonte. In addition, through MetroRED we obtained an internet data center in São Paulo that will host various internet services. We have integrated these networks and this center into our existing network and business and to use this capacity to meet the growing demands for our network and data transmission services in order to become the market leader in both residential and corporate network and data transmission services.

Develop integrated voice, data and multimedia services for residential and corporate clients

     We intend to offer voice, data and multimedia products and services through our existing distribution channels as well as through new mobile phone stores. Our strategy is to provide a one-stop shopping environment for both residential and corporate clients, satisfying all of their local, long distance, mobile, network and data transmission service needs. We intend to maximize synergies and increase client loyalty by providing value-added services and to attract new clients and maintain existing clients by offering competitively priced products. We also intend to provide integrated customer service which will allow us to improve our service quality as well as increase our sales.

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

Our Services

     The fixed-line telecommunications services that we offer to our customers consist of (i) local services, including all calls that originate and terminate within a single local area in the region, as well as, installation, monthly subscription, measured services, public telephones and supplemental local services, (ii) intraregional long-distance services which include intrastate (calls between local areas within a state in our region) and interstate (calls between states in our region), (iii) interregional and international long-distance services, (iv) network services, including interconnection, leasing of facilities and fixed-to-mobile services, (v) data transmission services, (vi) wireless services and (vii) other services. On January 19, 2004, Anatel certified our compliance with universalization targets which enabled us to provide mobile services in our region and interregional and international long-distance services in all regions.

     The following table sets forth our revenue by type of service for the indicated years. Our rates for each category of service are discussed below under "—Rates." Trends and events affecting our operating revenue are discussed under Item 5 "Operating and Financial Review and Prospects."

	Year ended December 31,

	2002	2003	2004

	(millions of reais)

Local services	6,255	6,900	7,371
Intraregional (Intrastate and Interstate) long-distance
service	1,748	1,923	2,394
Interregional and International long-distance service	1	1	249
Network services	1,021	1,051	970
Data transmission	505	766	1,069
Mobile Services	-	-	88
Other	310	437	622
Gross operating revenues	9,840	11,077	12,763
Taxes and discounts	(2,769)	(3,162)	(3,698)
Net operating revenues	7,071	7,915	9,065
_______________________________________

Local Services

     We are the leading provider of local telecommunications services in our region with an estimated 95.0% market share. In local fixed-line services, our main competitor is Global Village Telecom. Global Village Telecom is an independent service provider operating under an authorization from Anatel. As of December 31, 2004, we had approximately 9.5 million lines in service. We own and operate public telephones throughout our region. At December 31, 2004, we had approximately 295.9 thousand public telephones and a ratio of public telephones / 100 lines installed equal to 2.76 which meets Anatel's service targets. We also provide a variety of other supplemental local services that include voice mail, call waiting, call forwarding, conferencing, speed dialing and caller ID.

     To date, numerous companies have permission by Anatel to provide local fixed telecommunications services in our region. Our fixed-line services are also subject to competition from wireless service providers. See Item 3 "Key Information—Risk Factors—Risks Relating to the Brazilian Telecommunications Industry—We face increasing competition in the Brazilian telecommunications industry which may have a material adverse effect on our market share, results of operations and financial condition." We have also been authorized to provide local fixed telecommunications services outside our region, however as of May 31, 2005, we have not done so.

Intraregional (intrastate and interstate) long-distance service

     Calls from one local area in a region to another local area in the same region are referred to as "intraregional long-distance" calls. Intraregional long-distance service includes intrastate long-distance calls (calls within a given state in a region) and interstate long-distance calls (calls between states in a region). Prior to merging into us, each of Telepar, Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre, CTMR and CRT was the exclusive provider of intrastate long-distance service in its state. As a result we became and still are the leading provider of intrastate fixed-line telecommunications services in our region with a 90.3% intrastate market share and an estimated 79.5% interstate market share in 2004. Until July 1999, Embratel was the exclusive provider of interstate long-distance service.

     Pursuant to Anatel regulations, callers are able to choose a service provider for each long distance call by selecting a carrier selection code that identifies the carrier. Until July 6, 2003, this was permitted only for calls made from fixed line phones. Since such date, mobile callers can also choose a service provider by selecting a carrier selection code. Our carrier selection code is "14".

     As of July 1999, Embratel and Intelig were authorized to provide intrastate long-distance services within the states in our region, and we were authorized to begin to provide interstate long-distance services between the states in our region. See "—Competition." As a result we have been expanding our network to provide interstate long-distance service in our region to compete against Embratel, and Embratel and Intelig have been expanding their networks to provide intrastate long-distance service to compete against us. Until we complete this expansion, we may lease transmission facilities from other carriers to complete interstate long-distance calls between states in our region. To date, numerous companies have permission by Anatel to provide intraregional long distance telecommunications services in our region. See Item 3 "Key Information—Risk Factors—Risks Relating to the Brazilian Telecommunications Industry—We face increasing competition in the Brazilian telecommunications industry which may have a material adverse effect on our market share, results of operations and financial condition."

Interregional and International Service

     Historically, under Anatel rules, regional fixed-line companies, such as us, generally were not permitted to offer interregional or international long-distance services until December 31, 2003 (the date designed to correspond with the certification of our universalization targets by Anatel). As a result of Anatel having certified our compliance with universalization targets, on January 19, 2004, we began offering interregional long-distance and international long-distance services. Interregional long-distance services consist of calls between locations within Brazil. International long-distance services consist of calls between different regions within Brazil and a location outside of Brazil. In order to provide these services, we have entered into interconnection agreements with Telemar and Telesp and we will also make use of the cable network we acquired through the Grupo BrT Cabos Submarinos acquisition (linking Brazil with the United States, Bermuda and Venezuela) and through the MetroRED acquisition (providing network facilities in São Paulo, Rio de Janeiro and Belo Horizonte). Our market share for these services have increased rapidly throughout 2004 and reached 35.6% and 23.8% in the interregional and international segments in our Region, respectively. To date, numerous companies have permission by Anatel to provide interregional and international long distance telecommunications services in our region. See Item 3 "Key Information—Risk Factors—Risks Relating to the Brazilian Telecommunications Industry—We face increasing competition in the Brazilian telecommunications industry which may have a material adverse effect on our market share, results of operations and financial condition." We also expect to benefit from the “preferred provider” status that pursuant to the Merger Agreement TIMB has agreed to give our long distance services as well as other telecommunications services and products. If the transactions contemplated by the Merger Agreement involving our wireless operations and the surrender by TIMB of long distance licenses are not allowed to be completed by July 18, 2005, our ability to offer national and international long distance services and/or mobile services in the same regions as TIM would be at risk of being terminated by Anatel. See "Risk Factors—…Certain Beneficial Shareholders Control…"

Network Services

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
  the breakup of Telebrás; and
  the advent of competition in the telecommunications sector in Brazil.

     Telecommunications service providers are required to provide interconnection services on a nondiscriminatory basis. Subject to certain requirements, they are free to negotiate the terms of their interconnection agreements, but if the parties fail to reach an agreement, Anatel will arbitrate the controversy and establish the terms and conditions of interconnection. See "—History and Development of the Company—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies—Interconnection" and "—Rate Regulation." The terms of our interconnection services, particularly the pricing and technical requirements of these services, may affect our results of operations, competitive environment and capital expenditure requirements.

     We provide interconnection services to long-distance providers, such as Embratel, Intelig, Global Village Telecom,"espelhinhos", small private regime operators, and certain operators of trunking services. We also provide interconnection services to the cellular service providers that were spun off from each of Telepar, Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre and CTMR as well as all Band B, D and E cellular service providers in our region.

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

      Fixed-to-Mobile Services

     Fixed-to-mobile services consist of calls that originate in a fixed-line telephone and terminate on a mobile or cellular device. The cellular base rate per-minute charges are generally VC-1 (Communication Value – 1) for local calls, VC-2 (Communication Value – 2) for calls outside the cellular subscriber's registration area but inside the region where the respective cellular provider provides service, and VC-3 (Communication Value – 3) for calls outside the subscriber's registration area and outside the region where the respective cellular provider provides service. The use of our fixed-to-mobile services has increased significantly in the past five years as the penetration rate of mobile services in our region has increased. We are the leading operator in the inter-city fixed-to-mobile services segment in our Region and reached, in 2004, the market share of 82.7% and 56.6% for interregional calls in VC-2 and VC-3 areas, respectively.

Data Transmission Services

     We provide a variety of data transmission services through various technologies and means of access. Since 1999, we have invested in data transmission capacity in response to the growing demand in Brazil for data, images and text transmission services, mainly for corporate networks and corporate and residential Internet access.

     The primary data product that we offer to both residential and corporate clients is Turbo, our broadband access service based on Asymmetric Digital Subscriber Line (ADSL) technology. Turbo is an important product because it acts as a primary access or last mile for other services which we offer, such as BrTurbo, our broadband internet service provider for residential clients and corporations. In addition Turbo provides us with a platform to offer new value-added services that increase the average revenue per user, such as "TvFone" and "Turbo Video" which was launched in October 2004. TvFone allows point-to-point videoconferences, over ADSL technology with more than 600kbps, using regular TV and telephone sets. Turbo Video is a video on demand service over PC, offered by BrTurbo that allows the delivery of high-quality streams to its customers. We intend to continue to invest in our broadband business in order to better serve the expected increase in demand for this type of service, particularly in the Internet access market.

     In addition to ADSL, we offer various data transmission services that are designed specifically for corporate clients such as:

  Asynchronous Transfer Mode ("ATM") and Frame Relay – a broadband switching service and data transmission service for corporations;
  Dedicated Internet Protocol ("Dedicated IP") – a leased line which functions as a dedicated gate for access to internet backbone typically used by internet service providers;
  Digital Dedicated Line Service ("SLDD") – a newly introduced leased dedicated line service which offers wider band width than Dedicated IP;
  Dial up internet access – a remote dial up internet access which we market under the name "DialNet". DialNet is used primarily by corporate internet service providers to provide remote access to corporate networks; and
  virtual private networks based on internet protocol – a new product which we market to corporate clients under the "Vetor" brand name. The virtual private network offered by Vetor allows companies to consolidate and organize their data communications services and improve the quality of such services through a virtual private network, which we create for each client using our data transmission infrastructure.

      MetroRED

     On May 13, 2004, we purchased the remaining 80.1% stake giving us 99.99% of the capital share of MTH, the parent company of MetroRED. MetroRED established its Brazilian branch in August 1997, beginning its commercial operations in December 1998 by providing private digital telecommunications network to the corporate segment.

     Through MetroRED we provide our corporate data transmission services through local fiber optic networks in the São Paulo, Rio de Janeiro and Belo Horizonte markets. MetroRED has 343 km of metropolitan network in São Paulo, Rio de Janeiro and Belo Horizonte, and 1,600 km of long-distance network connecting these three cities. In addition to its private network, MetroRED also has an Internet solution center of 3,790 square meters, which offers data center services and support such as co-location and hosting among others. As part of the acquisition, we acquired a management team with expertise in these markets. Currently, MetroRED has 648 clients in Brazil.

     MetroRED plays a key role in our strategy to expand outside Region II, due to its excellent positioning in the key data service markets (São Paulo, Rio de Janeiro and Belo Horizonte) as well as its highly qualified executive team. With a technologically advanced data network which complements our existing networks, MetroRED gives us direct access to main corporate clients in Brazil to whom we can offer national as well as international services, through Grupo BrT Cabos Submarinos' infrastructure. The integration process of MetroRED with our other services, carried out throughout 2004, captured many synergies, not only on sales opportunities but also in reduction of general and administrative, and information technology costs. According to a study we conducted in 2002, approximately 80.0% of the interregional long-distance traffic originating in our region terminates in the three states where MetroRED has its network. By using MetroRED's infrastructure, we realize savings, as we do not have to use third parties' infrastructure to complete these calls. The integration of MetroRED with our existing services also increases our competitiveness in the other Regions, furthering our strategy of expanding beyond Region II.

      Vant

     On May 13, 2004, we purchased the remaining 80.1% stake giving us 99.99% of the share capital of Vant. Founded on October 1999, Vant was the first telecom company in Brazil to offer 100.0% of its services over the TCP/IP network technology. Through Vant we offer Dedicated IP and other products to the corporate market throughout Brazil. The Vant acquisition is expanding our corporate solutions services to the other two regions where we were not active. As MetroRED, Vant had its processes integrated with our other services throughout 2004, capturing synergies.

      Grupo BrT Cabos Submarinos

     We offer bandwidth and interconnectivity to our clients through Grupo BrT Cabos Submarinos (former GlobeNet). Grupo BrT Cabos Submarinos was formed in 1998 to provide fiber-optic communications services in the United States and internationally between the United States and South America. Grupo BrT Cabos Submarinos's system is composed of two armored submarine cable rings, representing approximately 22,000 kilometers of high quality fiber-optic cable, linking Brazil to the United States, passing through Venezuela and the Bermuda Islands, with an installed capacity of 80Gbps, with the potential to increase to 1,360Gbps.

     The infrastructure offered by Grupo BrT Cabos Submarinos assists us particularly in the expansion of our corporate data transmission services, allowing us to offer integrated services to national and international corporate clients which includes data communications (Internet and corporate) between Brazil and the USA. In addition, we can reduce our voice and data interconnections costs.

     During 2004, Grupo BrT Cabos Submarinos reduced operational costs, renegotiated contracts and developed new businesses in Venezuela, the Caribbean, United States, Brazil, and other Mercosur countries. These efforts allowed Grupo BrT Cabos Submarinos to finish the year ended on December 31, 2004 generating positive cash flows and EBITDA.

     Additionally, Grupo BrT Cabos Submarinos gave us the necessary autonomy to carry our international voice and data traffic (including IP traffic), reducing interconnection and transport costs. In 2004, we saved approximately U.S.$8.0 million in international capacity rental expenses and we expect to save approximately U.S.$16.0 million in 2005.

Internet Services

     In October 2001, we formed BrTSi (a wholly owned subsidiary) which provides internet services through BrTurbo, iBest, and iG, and data communications services through Grupo BrT Cabos Submarinos.

      BrTurbo

     We offer broadband Internet services through BrTurbo, our broadband Internet service provider, based on ADSL technology. We created BrTurbo in 2002 as a broadband ISP to offer competitively priced broadband access and internet content. BrTurbo's content includes live transmission of news, entertainment channels, video channels with on-demand feature films and documentaries and an exclusive on-line games channel. In November 2002, BrTurbo launched TurboMeeting service, which allows two-line video-conferences.

     In 2002, we developed BrTurbo Empresas, a line of services aimed at corporate clients, particularly small and medium-sized companies and home offices. As part of these services, we launched a portal which offers space for backup and storage of information, e-mail account, publication of Internet sites and hosting services. In March 2004, BrTurbo Empresas started offering a number of new products including Web Presence, Enterprise Webmail, Video Conference and BrTurbo VIP.

     The BrTurbo portal was redesigned in 2004 and its new platform brought technical and visual improvements, offering better navigability and interactivity. BrTSi also established new partnerships for the restructuring and content management of BrTurbo. In October 2004, we launched Turbo Video, a new video-on-demand service allowing clients to rent movies on-line. We also extended the offer of the BrTurbo Asas Wi-Fi service, which we launched in December 2003, to offer internet to subscribers who occasionally need access while in transit. In order to expand our nation-wide Wi-Fi network we have established partnerships with other players and invested in our own infra-structure.

      iBest

     iBest was created in 1999 to develop commercially the "Prêmio iBest" brand name, an Internet award instituted in 1995 that quickly became a national reference for Internet awards in Brazil. In December 2001, iBest extended its activities in the Internet market by providing free dial up Internet access. The acquisition of iBest in June 2003 was a significant step in our Internet strategy.

     iBest is an important traffic generator (incoming calls), which increases minutes of use and balances our traffic exchange with other networks in our Region. Traffic drain occurs when a competitor offers free internet services to customers in our region. Because the interconnection regime in Brazil requires us to pay an interconnection fee to the service provider who completes a call originating from our network, free internet increases the traffic in only one direction which generates this interconnection revenue for the service provider. Without a matching increase in traffic in the other direction, the continued traffic imbalance will result in increasing costs for us. Through iBest, we have been able to minimize the risk of traffic drain by stimulating the use of iBest through dial up access, thereby increasing incoming traffic to our network.

     We intend to leverage iBest's large customer base by targeting sales of broadband services (ADSL) to iBest's dial up customers. In addition to ADSL, we can also offer integrated services such as voice (local and long-distance), data and internet to iBest's customers, making iBest an important sales channel for us and allowing us to protect an important customer base from our competition.

      iG

      We also offer internet services through iG which we acquired in November 2004. iG was the first Brazilian portal to offer free internet access. Over the past years, the business model of iG has developed significantly and the portal started to generate revenues streams through advertising, e-commerce, broadband access, content commercialization, traffic generation, and other paid services such as connection accelerator, telephone customer support, premium email, hosting services, among others. iG is considered the largest dial-up internet service provider in Brazil with a market share of more than 30.0% of dial-up internet minutes. Additionally, iG is the largest wireless content portal of the country. iG has more than 3 million active internet users and 7.7 million active email accounts.

     The acquisition of iG consolidates our existing leading position in the ISP market and strengthens our position in Regions I and III. Together, iG, iBest and BrTurbo serve approximately 5 million clients, which make us the largest internet service provider in Latin America and one of the 15 largest providers worldwide.

Other Services

     We provide telecommunications services beyond local, long distance, network and data transmission services including value-added services (900, call forwarding, voice mail, caller ID, call waiting, directory inquiry voice service) and advertising on public telephone cards. However, in accordance with our concessions, we are prohibited from providing cable television services, but we may lease our network to providers of such services.

Wireless Services

     As a result of our universalization targets certification by Anatel on January 19, 2004 and in furtherance of our business strategy to provide integrated telecommunications services both in our region and throughout Brazil, we started to offer wireless telephony services in our region using the PCS wireless license we obtained on December 18, 2002. Our license to provide wireless service is valid for fifteen years and may be renewed for another fifteen years.

     All the prerequisites for the launch of the operations of Brasil Telecom GSM were met in 2004, including the authorizations for the rendering of mobile services conferred by Anatel on January 19, 2004, the acquisition and installation of network equipment and the integration of mobile telephony with other products of the Brasil Telecom Group.

     As a result of the launch of its mobile operations, Brasil Telecom became the largest integrated telecommunications carrier in Region II, offering its clients a complete range of services, including fixed telephony, broadband and narrowband services, free internet, data transmission and mobile telephony.

     The full launch of operations to the general public was on September 27, 2004, with the announcement of the advantages of convergence (The Only One, Bonus Every Month, Friends at All Times, Talk for Less and Boomerang 14) and a launch promotion, the Pula-Pula.

     Brasil Telecom GSM started its operations with 18,000 post-paid clients, derived from the "Our Mobile" ("Nosso Celular") plan, which was created in January 2004 and targeted our employees and their relatives and friends.

     Convergence Products

     Bonus Every Month (Bônus Todo Mês): allows clients to designate any Brasil Telecom fixed-line number to earn up to 200 minutes per month, equivalent to 50 pulses, in free local calls to any fixed-line number.

     Boomerang 14 (Bumerangue 14): allows Brasil Telecom GSM clients to earn credits from long distance calls made using the carrier selection code 14 ("CSC 14"). Clients can then use their credits to make free local calls from their mobile phone to any Brasil Telecom fixed or mobile number.

     Friends at All Times (Amigos Toda Hora): allows Brasil Telecom GSM post-paid clients to designate up to 14 numbers to speak to at a reduced rate of only R$0.10 (excluding taxes) per minute, at any time. The designated numbers may be fixed-line numbers of any operator or Brasil Telecom GSM mobile numbers. Brasil Telecom GSM pre-paid clients can elect seven numbers, one of which may be a fixed-line number.

     The Only One (Único): a pre-paid service that merges mobile, fixed-line and payphone services. Clients buy credits for their pre-paid mobiles, but also have the option to use the same credits to make phone calls from fixed-line or payphones. The client simply calls a toll free number and identifies the number to be called. The cost of the call is deducted from the pre-paid credits, and the rate charged is cheaper than the pre-paid one. Brasil Telecom GSM is also the only operator to offer SMS credits every time a calling card is purchased, regardless of the face value of the card.

     Talk For Less (Fale por Menos): allows Brasil Telecom GSM customers to pay less for calls from a Brasil Telecom fixed-line number to a Brasil Telecom GSM mobile number. Calling mobile numbers from other operators is at least 60% more expensive, regardless of the time. This promotion was valid from October 1, 2004 to March 31, 2005.

     Launch Promotion

     The Pula-Pula promotion is an offer used to promote the launch and positioning of Brasil Telecom GSM in the mobile telephony market.

     In the post-paid Pula-Pula, the amount billed in one month is deducted from the following month's bill, while in the pre-paid Pula-Pula the amount of minutes received in one month is credited as talk time in the following month, provided the customer buys credit at least once every month. The Pula-Pula promotion is guaranteed until 2010 for all clients who acquired their Brasil Telecom GSM phone by December 2004.

     We extended the Pula-Pula promotion, guaranteeing similar benefits until 2009 ("Pula-Pula de Verão" summer promotion) for mobile phones activated from January 1, 2005 to February 8, 2005, and until 2008 (the "Pula-Pula 2008" promotion) for mobile phones activated between April 1, 2005 and May 8, 2005.

     Flagship Stores – One-stop-shop

     Our 16 flagship stores were created with an innovative concept in mind, the one-stop-shop. In our stores, clients have access to the entire portfolio of products and services of the Brasil Telecom Group (fixed-line, ADSL, mobile, free internet installation CDs, intelligent services, alternative bundles of DLD and ILD rates, accessories, modems and even personal computers). This initiative meets the needs of the clients and capitalizes on the competitive advantages of an integrated telephony operation. The majority of our flagship stores are located in the main shopping centers of Region II.

     Real Time Customer Retention

     With our convergence offers and the Pula-Pula promotion, Brasil Telecom GSM became the first company in Brazil to offer a Real Time Customer Retention program, eliminating the need for our clients to subscribe to a program, earn points, view catalogs, and request prizes. After acquiring a Brasil Telecom GSM mobile phone, our clients can immediately enjoy the benefits of our convergence offers and the Pula-Pula promotion.

     Roaming

     The use of Brasil Telecom GSM phones is not restricted to Region II. Our clients have countrywide coverage through roaming agreements. Brasil Telecom GSM’s preferred roaming partners are Oi and TIM in Rergions I and III, respectively. As a result of an agreement between Brasil Telecom GSM and Oi, our clients do not pay for roaming charges and can benefit from advantageous rates when using their phones in Oi´s authorization area, comprising the 3 south-eastern states (Minas Gerais, Rio de Janeiro, and Espírito Santo), the 4 northern states (Amazonas, Amapá, Pará, and Roraima) and the 9 states in the northeast of Brazil (Bahia, Sergipe, Alagoas, Pernambuco, Paraíba, Rio Grande do Norte, Ceará, Piauí, and Maranhão).

     Products and Services

     Brasil Telecom GSM offers three types of plans: post-paid, pre-paid and control (a plan where clients establish a pre-determined monthly rate and buy pre-paid credits if they wish to make extra calls). Besides voice services, Brasil Telecom GSM clients can also take advantage of value-added services, including data communications via GPRS and new services previously not offered by other carriers. An example is the Mobile Banking service, the result of a partnership between Brasil Telecom GSM and Banco do Brasil that allows clients to access account balances and statements, and make transfers, among other services.

     Clients

     At the end of 2004, Brasil Telecom GSM had 622,300 clients, which represented a 3.2% market-share gained in only three months of operations. 33.1% of the clients were post paid, a percentage which is above the market average.

     Coverage

     The Brasil Telecom GSM network covers 626 localities and 81.2% of the population of the states of Region II. Around 2,000 new towers were implemented during 2004. In 2005, new investments are expected to further broaden our coverage and increase the number of localities covered as well as the main highways that link the regions, enabling our clients to fully benefit from the mobility concept.

     Integration

     The Brasil Telecom GSM sales team works in partnership with the Brasil Telecom commercial business area to offer all the group's product portfolio and address the necessities of clients within Region II.

     Points of Sales

     In December 2004, Brasil Telecom GSM had 2,109 points of sale, including 16 flagship stores, 48 kiosks, 800 exclusive authorized dealers and non-exclusive authorized sales agents, and 1,300 pre-paid card resellers among the main retailers.

Our Region

     Until January 2004, we were authorized by our original concessions to provide fixed-line telecommunications service only in nine states of Brazil located in the western, central and southern regions of Brazil, and in the Federal District, as listed in the chart below, excluding small areas in the States of Goiás, Mato Grosso do Sul and Paraná, which we refer to as our region. We have a unique advantage in this region as we inherited the telecommunications business in this region upon privatization of Telebrás. Since we received certification that we had met our universalization targets, we are now authorized to provide interregional long-distance services throughout Brazil and international long-distance services, also from any point in the country. We also received authorization to offer local services out of our original concession area and to offer wireless services in our region. Our primary source of revenues continues to come from operations in our region.

     The states in our region cover an area of approximately 2.85 million square kilometers, representing 33.5% of the country's total area and generating 26.1% of Brazil's Gross Domestic Product ("GDP"). The estimated population of our region was approximately 41.5 million, representing 23.5% of the population of Brazil. Our region has four metropolitan areas with populations in excess of one million inhabitants, including Brasilia, the capital of Brazil.

     The following table sets forth certain key economic data for the states in our region.

		Population	Percentage of	Per capita
	Population	per square	Brazil's GDP	income (R$)
State	(millions)(1)	kilometer(1)	for 2002(1)	for 2002(1)

Paraná	9.9	49.59	6.05	8,241
Santa Catarina	5.6	58.63	3.85	9,272
Distrito Federal	2.2	375.78	2.65	16,361
Tocantins	1.2	4.36	0.26	2,931
Mato Grosso	2.6	2.92	1.33	6,773
Mato Grosso do Sul	2.2	6.06	1.14	7,092
Rondônia	1.5	6.33	0.54	4,843
Rio Grande do Sul	10.5	37.23	7.76	9,958

		Population	Percentage of	Per capita
	Population	per square	Brazil's GDP	income (R$)
State	(millions)(1)	kilometer(1)	for 2002(1)	for 2002(1)

Acre	0.6	3.86	0.17	3,833
Goiás	5.3	15.54	2.33	5,921

________________________________________
(1)     Source: Instituto Brasileiro de Geografia e Estatística — IBGE ("IBGE") pursuant to the 2002 Regional Accounts of Brazil.

     Set forth below is a map of Brazil showing the location of our region.

     Our business, financial condition, results of operations and prospects depend on the performance of the Brazilian economy and the economy of our region, in particular.

Seasonality

Our main activity, which is to provide fixed-line telecommunications services, is generally not affected by seasonal variations.

Targets Established by Anatel Applicable to Us

     We are required to achieve certain targets established by Anatel and required under the terms and conditions of our concessions, in connection with the quality and universalization of our services.

Quality Targets

     We are required, pursuant to the Telecommunications Regulations and our concession contracts, to meet certain service quality targets relating to call completion rates, repair requests, rate of response to repair requests, operator response periods and other aspects of our telecommunications services. Noncompliance with these quality targets can result in certain fines. See "—History and Development of the Company—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies—Quality of Service—General Plan on Quality."

     The following table indicates the individual performance of each of our concessions in accomplishing their respective quality of service obligations as of December 31, 2004.

Quality Performance of Services measured on December 31, 2004

					Tele-
	Teleacre	Teleron	Telemat	Telegoías	brasília	Telems	Telepar	Telesc	CRT	Pelotas	Target

Rate of completed originated local calls – Morning	70.35	70.29	70.37	70.43	70.13	71.60	71.61	71.24	71.27	71.42	70.0
Rate of completed originated local calls – Afternoon	70.75	70.19	70.93	70.14	70.21	72.51	71.60	70.86	71.01	71.31	70.0
Rate of completed originated local calls – Night	72.74	70.36	71.80	70.75	70.34	71.61	70.42	70.45	70.07	70.71	70.0
Rate of completed originated DLD calls – Morning	73.09	70.32	71.55	71.10	70.28	71.17	73.34	73.05	70.80	72.56	70.0
Rate of completed originated DLD calls – Afternoon	70.17	70.89	72.39	71.92	71.39	70.80	73.33	72.83	70.62	70.89	70.0
Rate of completed originated DLD calls – Night	72.78	70.91	73.02	72.24	70.28	70.72	71.30	70.26	70.48	70.14	70.0
Rate of amount of repair requests per 100 accesses in service – Integral	1.09	1.20	1.27	1.39	1.27	1.20	1.35	1.78	1.30	1.35	2.0
Rate of amount of repair requests per 100 public telephones – Integral	4.15	5.72	9.49	9.97	9.98	8.84	6.80	6.30	5.87	3.94	10.0
Response rate for user telephones of the STFC within 10 seconds – Morning .	99.32	99.68	99.36	99.46	99.85	99.35	99.76	99.88	99.88	100	94.0
Response rate for user telephones of the STFC within 10 seconds – Afternoon	98.03	99.11	99.24	99.30	99.79	98.89	99.64	99.50	99.68	99.46	94.0
Response rate for user telephones of the STFC within 10 seconds – Night	99.31	99.59	99.50	99.57	99.91	99.57	99.87	99.60	99.71	99.70	94.0
Amounts of bills with complaints of errors in every 1,000 bills issued – local mode	1.91	1.94	1.96	1.94	1.98	1.94	1.93	1.95	1.97	1.93	2.0
Amounts of bills with complaints of errors in every 1,000 bills issued – DLD mode	1.64	1.88	1.72	1.76	1.59	1.74	1.80	1.55	1.23	1.69	2.0
Rate of claimed inaccurate bills with credit issued (for each 100 bills) for the local mode – Integral	100	100	100	100	100	100	100	100	100	100	97.0
Rate of originated DLD calls not completed due to traffic jam – Morning	3.26	1.39	1.78	1.74	2.57	1.72	1.64	1.80	1.27	1.52	4.0
Rate of originated DLD calls not completed due to traffic jam – Afternoon	3.90	1.91	2.24	1.84	2.54	2.06	1.86	1.60	1.52	1.76	4.0
Rate of originated DLD calls not completed due to traffic jam – Night	1.81	1.70	1.68	1.75	2.91	1.58	1.59	1.76	1.89	1.98	4.0
Rate of originated local calls not completed due to traffic jam – Morning	3.09	0.57	1.27	1.03	1.55	1.26	0.59	1.19	0.58	0.48	4.0

Quality Performance of Services measured on December 31, 2004

					Tele-
	Teleacre	Teleron	Telemat	Telegoías	brasília	Telems	Telepar	Telesc	CRT	Pelotas	Target

Rate of originated local calls not completed due to traffic jam – Afternoon	0.75	0.70	1.03	2.27	2.84	1.14	0.70	1.54	0.86	0.40	4.0
Rate of originated local calls not completed due to traffic jam – Night	1.14	2.06	1.23	2.06	1.38	2.30	0.77	1.90	2.53	0.69	4.0
Response rate to repair requests made by residential users in up to 24 hours – Integral	99.60	98.91	99.72	99.49	99.25	99.84	99.53	99.30	99.09	99.47	97.0
Response rate to repair requests made by non-residential users in up to 8 hours – Integral	97.67	97.39	98.83	99.07	98.76	99.62	99.07	97.54	97.75	100	97.0
Response rate to repair requests made for public telephones in up to 8 hours – Integral	98.19	97.95	99.63	99.13	97.99	99.13	98.55	99.15	98.00	100	97.0
Response rate to address change requests from residential users in up to 3 business days – Integral	100	99.78	99.84	99.79	99.81	99.91	99.90	99.92	99.35	99.40	97.0
Response rate to address change requests from non residential users in up to 24 hours – Integral	100	97.22	100	99.20	99.42	100	99.22	99.45	97.78	100	97.0

________________________________________

Universalization – Network Expansion

     We are also required under the Telecommunications Regulations and our concessions to meet certain targets relating to network expansion and modernization. See "—History and Development of the Company—Regulation of the Brazilian Telecommunications Industry—Obligations of Telecommunications Companies—Network Expansion—General Plan on Universal Service."

     During 2004, all our universalization targets of the General Plan on Universal Service were met.

     The table below indicates certain of our obligations relating to the expansion of our network in 2004 and our performance in accomplishing those obligations as of December 31, 2004.

	Targets at	Company status at
	December 31, 2004	December 31, 2004

Fixed-line service available to all communities larger than
(inhabitants)	600	Obligation met
At least one public phone available to all communities
larger than (inhabitants)	300	Obligation met
Maximum waiting time for installation of a line (weeks)(1)	2	Obligation met
Minimum number of public telephones in service
(thousands)	216	296
Minimum number of public telephones (per 1,000
inhabitants)	7.5	8.3
Minimum public telephones as a percentage of fixed lines	2.5	2.8

________________________________________
(1)	Applies only to areas where fixed-line service is fully available.

Our Rates

     For basic plans, our concessions establish a mechanism of annual rate adjustment, based on rate baskets and the use of the IGP-DI price index. Two rate baskets are defined, one for local services (local basket) and one for long-distance services (DLD basket). The rates for the provision of services through payphones and the rates for address change are treated separately.

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

     The local basket includes activation fees (activation of the terminal), basic subscriptions and local pulse, and represents the weighted average of these rates. The national long-distance basket includes all different prices for calls, which vary according to the distance and the time of connection.

     On the adjustment dates for the local and DLD baskets, the rate adjustments for network use are also approved. These rates apply when our networks are used by other telecommunications carriers.

     The maximum adjustment indexes allowed for the baskets within the period of 1999 to 2004 are as follows:

	1999	2000	2001	2002	2003	2004

Local Basket	7.9%	14.2%	10.4%	8.3%	16.0%	6.89%
DLD Basket	5.4%	11.9%	7.7%	4.9%	12.5%	3.20%

     On June 30, 2004, Anatel authorized an increase in rates based on the IGP-DI index, in connection with local and long distance services and network usage, as provided for in our concession contract. These rate increases were equal to an average of 6.9% on local services and 3.2% on domestic long distance services. The maximum rate for the international long distance Basic Plan was increased by 8.0% .

     On July 1, 2004, the Superior Court of Brazil ("STJ") suspended the preliminary injunction that stipulated the IPCA index (Índice de Preços ao Consumidor Amplo) as a substitute of the IGP-DI index in concession contracts as the base for rate adjustments in 2003, determining that rates were to be adjusted based on the IGP-DI index, as foreseen by concession contracts.

     Fixed-line telephony service providers, in negotiation with Anatel, agreed to apply the rate adjustment in two installments, effective on September 01, 2004 and on November 01, 2004, as shown below:

Service Plan	Average Rate	Average Rate
	Adjustment on	Adjustment on	Total Average
	Sep 01, 2004	Nov 01, 2004	Rate Adjustment

Local Basic	4.35%	4.17%	8.52%
Domestic Long Distance Basic	4.78%	4.56%	9.34%
Local Network Usage Rate	5.46%	5.18%	10.64%
Intercity Network Usage Rate	5.46%	5.18%	10.64%

Local Rates

     Our revenue from local services derives from fees charged for service access, service availability, service usage and change of address.

     An activation fee is applied for service access and consists solely of a charge paid when terminals are activated.

     The monthly subscription charge is the amount paid for the availability of fixed switched telephone service, regardless of utilization. There are three types of monthly subscriptions, depending on the category of the terminal, which can be residential, non-residential or trunk. Payment of this charge includes 100 free pulses per month for residential clients and 90 free pulses per month for remaining clients (non-residential and trunk). Any pulses in excess of such amounts are billed to the customer as a measured service.

     Since November 1, 2004, the date of the last rate adjustment, average monthly subscription charges (net of taxes) have been R$25.54 for residential customers, R$36.71 for non-residential customers, and R$24.47 for trunk customers.

     Users of measured service pay for local calls depending on usage, which is measured in pulses. Pulses occur system wide every four minutes for local calls. These system-wide pulses are recorded independently of when the individual calls are actually made. In addition to system-wide pulses, the system records one pulse for every call when the call is connected. After the first pulse, only system-wide pulses are used in determining the charge for a call. As a result, the time between the first and the second (system-wide) pulse may vary. For example, for a call being charged using four-minute pulse increments, the time between the first pulse and the second (system-wide) pulse may vary between one second and four minutes.

     Local call charges for calls made on weekdays between 6:00 a.m. and 12:00 a.m. and on Saturdays between 6:00 a.m. and 2:00 p.m., are determined by multiplying the number of pulses by the charge per pulse. For calls being made any weekday and on Saturdays between midnight and 6:00 a.m., on Saturdays between 2:00 p.m. and midnight and all day on Sundays and holidays, a caller is charged for only one pulse regardless of the duration of the call.

     Since the last rate adjustment, on November 1, 2004, the average pulse charge (net of taxes) has been of R$0.10294.

     The following table sets forth selected information regarding our subscription charges and measured service charges for local telephone services for the periods indicated.

	Year ended December 31,

	2002	2003	2004

Average rates for local telephone service(1):	(reais)
Monthly subscription:
Residential	18.92	22.18	25.54
Commercial	24.80	29.08	36.71
Measured service (per local pulse)	0.07624	0.08938	0.10294

________________________________________
(1)	Average rates, net of taxes.

     Since the date of the last rate adjustment, which occurred on November 1, 2004, we charge an activation fee for a new line, net of taxes, between R$3.47 and R$73.42 (depending on the state) and a fee of R$78.46, net of taxes, when a subscriber changes his/her address.

Domestic Long-Distance Rates

     Domestic long-distance calls between fixed-line telephones are measured by the duration of the call and registered in the telephone bill call by call. The value per minute is defined by the distance involved (rate degrees from one to four), the day of the week and the time of the call. The measurement is based on a rate unit of one tenth of a minute (six seconds) and the minimum billable time is one minute.

     The following table sets forth selected information regarding our domestic long-distance rates during the periods indicated.

	Year ended December 31,

	2002	2003	2004

Domestic long-distance rates(1):	(reais)
0 to 50 km	0.50	0.59	0.62
50 to 100 km	0.73	0.82	0.90
100 to 300 km	0.85	0.95	1.05
Over 300 km	1.12	1.15	1.13

________________________________________
(1)	Average rates for a domestic long-distance call (interstate), three minutes in duration between the hours of 9 a.m. and noon and 2 p.m. and 6 p.m. (peak hours) on weekdays, net of taxes.

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

     The Local Network Usage Rate (Tarifa de Uso de Rede Local - TU-RL) is applied when third parties use our local network to complete their calls. When third parties use our long-distance network the Intercity Network Usage Rate (Tarifa de Uso de Rede Interurbana - TU-RIU) is applied.

     The following table sets forth the average per-minute rates that we charged for network services during the indicated years.

	Year ended December 31,

	2002	2003	2004

	(reais)(1)
Network usage rate (local)	0.0512	0.05284	0.05248
Network usage rate (long-distance)	0.0860	0.09681	0.11083
________________________________________
(1)	Net of taxes.

     As of the date of the last rate adjustment, on November 1, 2004, network usage rates for local and long-distance services were approximately R$0.05248 and R$0.11083, respectively. The adjustment of rates for network usage in 2004, considering the indexes authorized by Anatel on June 30, 2004 and adding the differences in connection with the 2003 rate adjustment, which were suspended by the STJ and were applied in September and November 2004 after a new court ruling, was of approximately -0.7% for the Local Network Usage Rate and 14.5% for the Intercity Network Usage Rate.

     Our revenue from network services also includes payments from other telecommunications service providers arranged on a contractual basis to use part of our network. Other telecommunications service providers, such as providers of trunking and paging services, may use our network to connect a central switching station to network. Some mobile service providers use our network to connect mobile central switching stations to the mobile radio base stations. We also lease transmission lines, certain infrastructure and other equipment to other providers of telecommunications services.

Fixed-Mobile Rates

     Wireless telecommunications services in Brazil, unlike in North America, are offered on a "calling party pays" basis. Under this policy, a cellular service subscriber generally pays cellular usage charges only for calls made by the cellular service subscriber and not for calls received. In addition, a subscriber pays roaming charges on calls made or received outside his or her home registration area. Calls received by a cellular service subscriber are paid for by the party that places the call in accordance with a rate based on cellular per-minute charges. For example, a fixed-line service customer pays a rate based on cellular per-minute charges for calls made to a cellular service subscriber. The cellular base rate per-minute charges are generally VC-1 (Communication Value – 1) for local calls, VC-2 (Communication Value – 2) for calls outside the cellular subscriber's registration area but inside the region where the respective cellular provider provides service (Communication Value – 3) for calls outside the subscriber's registration area and outside the region where the respective cellular provider provides service.

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
  Billable Minimum: 30 seconds; and
  Billable Calls: only calls with duration of more than three seconds are billed.

     Like the local and DLD basket rates, rates for calls involving mobile telephones are set in the Concession Contract and are adjusted annually based on IGP-DI price index, after approval by Anatel. The month of reference for the adjustment is February.

     During the same month, the values for mobile network use (VU-M) are also readjusted and are used to determine the amount that the fixed-line carriers will have to pay per minute, after the execution of calls of the fixed-mobile type, whether in local range or in national long-distance range.

     Since July 6, 2003, by determination of Anatel, mobile telephone customers can choose, via the carrier selection code, the DLD carrier they prefer to complete their calls, following the same system adopted by the fixed telephony sector. With the introduction of this new system, the DLD carriers began to take part in this new market.

     In February 2004, the VU-M was readjusted, on average, by 9.2% in our concession area and the VC-1, VC-2 and VC-3 rates were adjusted by 7.0% .

     On April 7, 2005, Anatel announced that the VC-1 rate was to be adjusted by 7.99%, pending the approval of Anatel's board of directors. Also according to the announcement, Anatel expects mobile and fixed-line operators to reach an agreement regarding the VU-M rate. Anatel did not approve the adjustments for the VC-2 or VC-3 rates.

     The following table sets forth the average per-minute rates that we charged for fixed-to-mobile services during the indicated years.

	Year ended December 31,

	2002 (1)	2003	2004

	(reais)
VC-1	0.335	0.414	0.443
VC-2	0.694	0.847	0.906
VC-3	0.764	0.932	0.997

________________________________________
(1)	Net of Taxes.

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

	Year ended December 31,

	2002	2003	2004

		(reais)
Average rates for monthly line rental per leased circuit:
Local circuit
4.8 Kbps	254.75	302.00	302.00
9.6 Kbps	254.75	302.00	302.00
64Kbps	523.74	586.00	586.00
2Mbps	6,635.45	6,636.00	6,636.00
Long-distance circuit(1)
4.8 Kbps	1,094.93	1,303.00	1,303.00
9.6 Kbps	1,094.93	1,303.00	1,303.00
64Kbps	2,961.79	3,317.00	3,317.00
2Mbps	37,565.23	37,566.00	37,566.00

________________________________________
(1)	Average of rates, net of taxes, assuming a transmission distance between 300 and 500 kilometers and a three- year contract.

     The table below sets forth the rates that we charged for ADSL services. These costs do not include the fees normally paid by customers to their Internet service providers.

Residential Plans	Downstream/Upstream Speed	Monthly Subscription(1)

Turbo Lite	Up to 150 Kbps/Up to 64 Kbps	49.90(2)
Turbo 300	Up to 300 Kbps/Up to 150 Kbps	79.90
Turbo 600	Up to 600 Kbps/Up to 300 Kbps	99.00
Mega Turbo	Up to 1.0 Mbps/Up to 300 Kbps	199.00

Corporate Plans	Downstream/Upstream Speed	Monthly Subscription(1)

Rápido	Up to 400 Kbps/Up to 200 Kbps	119.90
Super Rápido	Up to 800 Kbps/Up to 400 Kbps	253.12
Profissional	Up to 1.5 Mbps/Up to 256 Kbps	593.44

________________________________________
(1)	Monthly rates in reais, including taxes.

(2)	Monthly value for 50 hours of Internet access. Additional hours are charged R$2,95 per hour.

Wireless Rates

     Our authorization establishes a price-cap mechanism of annual rate adjustment, based on the IGP-DI price index for basic and alternative plans. The price-cap is a weighted average price for the services offered in our Basic Plan, including monthly subscription and particular roaming charges, such as toll per call and local minute-basis tariffs.

     However, tariffs and prices for value-added services, such as data communications services, are not subject to regulation and can be defined on a competitive basis. Such services are offered as pay-per-use or volume-based packages.

     The Basic Plan follows a post-paid system, whereby clients pay a monthly charge for the availability of mobile services, regardless of utilization. In addition to this charge, subscribers are charged for the utilization of voice and data services.

The following table sets forth selected information about the average charges for our Basic Plan in 2004:

Year ended December 31, 2004

Average rates for the Basic Plan(1):	(reais)
Activation	0.00
Monthly Subscription	27.74
Local calls to fixed-line numbers	0.4138
Local calls to Brasil Telecom GSM mobiles	0.4138
Local calls to other wireless operators	0.4138

________________________________________
(1)	Average rates, net of taxes.

     As of May 31, 2005 we also offered our wireless clients three different types of alternative plans, the Brasil Conta Plan, the Brasil Controle Plan and the Brasil Cartão Plan.

     The Brasil Cartão Plan follows a pre-paid system, whereby our clients purchase credits in advance for the availability of mobile services. We offer reduced rates for either nighttime or daytime calls, with the Brasil Cartão Noturno Plan and the Brasil Cartão Diurno Plan, respectively, or charge a single tariff regardless of the time of the call, with the Brasil Cartão Simples Plan.

     The Brasil Conta Plan follows a post-paid system, whereby clients pay a monthly charge for a given package of inclusive minutes. Any minutes used in excess of such amounts are billed to the customer according to the selected package, so that packages with a greater amount of inclusive minutes are generally charged a lower tariff. We offer 14 different packages of monthly inclusive minutes ranging from 50 to 2000 minutes. If subscribers do not use the total amount of inclusive minutes in any given month, the balance is brought forward to the following month.

     The Brasil Controle Plan has characteristics of both pre- and post-paid systems. Clients pay a fixed monthly charge for the availability of mobile services, regardless of utilization. Payment of this charge includes cash credits of equal amount. Once all credits have been used, subscribers may purchase extra pre-paid credits. Tariffs charged for the plan are the same, regardless of whether the credit is post- or pre-paid. If subscribers do not use the total amount of cash credits in any given month, the balance is brought forward to the following month.

Taxes on Telecommunications Services

     The cost of telecommunications services in Brazil includes a variety of taxes. The principal tax is a state value-added tax, the Imposto sobre Circulação de Mercadorias e Serviços ("ICMS"), which Brazilian states impose at varying rates on telecommunications services. The current average ICMS tax rate for telecommunications services is 25.0% . However, the ICMS tax rate varies between states. In the State of Acre, for example, the ICMS tax rate is 25.0%, while in the State of Mato Grosso the ICMS tax rate is 30.0% . In the State of Mato Grosso do Sul, the ICMS tax rate is 27.0% . In the State of Goiás, the ICMS tax rate is 26.0% .

     The telecommunications tax burden also includes four other federal taxes, the Programa de Integração Social ("PIS")" and Contribuição para Financiamento da Seguridade Social ("COFINS")" which are the two social contribution taxes based on our gross revenues and the Universal Telecommunications Service Fund ("FUST") and the Fund for Technical Development of Brazilian Telecommunications ("FUNTTEL").

     PIS is applied at a 0.65% rate and COFINS is applied at a 3.0% rate for telecommunications services. Since December 2002, we have been subject to a 1.65% PIS rate for services other than telecommunications services and may be entitled to PIS credits calculated on our costs and expenses to offset the PIS due on those services. Since February 2004, we have been subject to a 7.6% COFINS rate for services other than telecommunications services and may be entitled to COFINS credits calculated on our costs and expenses to offset the COFINS due on those services.

     The FUST and FUNTTEL are imposed on certain telecommunications services at the rates of 1.0% and 0.5%, respectively, of gross operating revenues net of certain deductions. See Item 10 "Additional Information—Taxation—Brazilian Tax Considerations—Other Brazilian Taxes."

     In 2004, taxes on telecommunications services represented approximately 28.0% of our annual operating revenues.

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

     Pursuant to Brazilian law, subscribers must receive a bill at least five days before the due date. When a payment is not made by the due date, we must send the customer, 15 days after the due date, a notice informing the customer of the right to contest the debt and if payment is not made within 30 days after the due date, all outgoing service will be suspended, and the customer will only be able to receive incoming calls. If payment is not made within 45 days after the due date, we send another notice informing the customer that if payment is not made within 60 days after the due date, all services will be suspended, the contract will be cancelled and the customer's failure to pay will be reported to a credit protection agency.

     The following table sets forth information about our accounts receivable for the year ended on December 31, 2004. For the discussion of provisions for past due accounts, See Item 5 "Operating and Financial Review and Prospects—Operating Results."

At and for the year ended December 31,

2004

Due	64.5%
Past due – 01 to 30 days	16.4%
Past due – 31 to 60 days	5.7%
Past due – 61 to 90 days	3.7%
Past due – 91 to 120 days	2.7%
Past due – More than 120 days	7.0%

Network and Facilities

General

     The network is the combination of the physical and logical infrastructure which provides telecommunications services, whether it is voice, data and/or image.

Network Expansion

Voice Network

     During 2004, we installed 50,700 lines. As a result, as of December 31, 2004, our plant consisted of approximately 10.7 million installed lines, of which 9.5 million were in service. Of the lines in service at that time, approximately 67.8% were residential lines, 18.0% were commercial lines, 3.1% were public telephone lines and 11.1% were other. Long-distance transmission is provided by a fiber-optic cable network and by microwave links.

     At the end of 2003, we had 9.8 million lines in service and the telephone density reached 23.4 lines in service per 100 inhabitants. At December 31, 2004, we had 9.5 million lines in service and the telephone density was 22.4 lines in service per 100 inhabitants.

     The following table sets forth combined information about our network for the periods indicated.

	At the year ended December 31,

	2003	2004

Installed lines (millions)	10.7	10.7
Lines in service (millions)	9.8	9.5
Average lines in service for year ended (millions)	9.7	9.7
Lines in service per 100 inhabitants	23.4	22.4
Percentage of installed lines connected to digital
exchanges	99.0	99.7
Number of public telephones (thousands)	296.3	295.9

Data Networks

     At the end of 2004 we had 620,406 ADSL installed ports and 535,457 accesses in service, which represents 253,557 new ADSL accesses added in 2004. This represents an 89.9% growth from the 281,900 accesses in service in 2003, and a growth in the ratio of active customers to 86.3% in 2004 compared to 81.4% in 2003. During 2004 we also increased the number of cities with ADSL services from 323 to 1,117.

	Year ended December 31,

	2003	2004	% Change

ADSL
Installed Ports	346,233	620,406	79.2
Accesses in Service	281,900	535,457	89.9

     ATM, Frame Relay, and Dedicated IP, expanded by 5.7% in 2004 compared to 2003. As of December 31, 2004, we had installed 10,829 ATM, Frame Relay or Dedicated IP ports, in 87 cities. The DialNet service increased from 150,174 ports installed at the end of 2003, to 192,236 ports installed in 239 cities at the end of 2004, representing an increase of 28.0% .

	Year ended December 31,

	2003	2004	% Change

DialNet	150,174	192,236	28.0
ATM / Frame Relay /
Dedicated IP	10,245	10,829	5.7

     The ratio of active customers in the several data communications networks are in the following table:

	Aggregate value until December 2004
	Total number of ports	Total ports in service	Utilization rate (%)

RAS (DialNet)	192,236	157,692	82.0
ATM/Frame Relay (Cisco Network)	8,544	6,494	76.0
SLDD, EILD and Frame Relay
(Deterministic Network)	38,617	27,846	72.1
Dedicated IP / IP Light (Access routers)	2,285	1,432	62.7

GSM Network

     Brasil Telecom initiated the implementation of its GSM network during the second quarter of 2004 with the challenge to implement an extensive GSM network from the state of Acre to the state of Rio Grande do Sul in a very short period of time, using the most advanced wireless technology available worldwide and integrated into one of the largest wireline networks of Brazil.

     The project planning and the implementation of this new network took into consideration the following assumptions:

–	GSM Technology 1,800/900MHz for voice;
–	GPRS/EDGE Technology for Data;
–	Technological evolution guaranty;
–	Unique Voice Core distributed in an initial topology of 3 MSCs organized regionally according to the traffic interest of each region;
–	Two HLRs, geographically separated, assuring security and flexibility;
–	Unique Data Core, fully integrated to the fixed-line data network of Brasil Telecom;
–	Access network originally distributed through 615 localities covered by 1700 Radio Base Stations;
–	GPRS coverage in 100% of the localities covered;
–	Full integration with the existing transmission resources of the Brasil Telecom wireline network;
–	Intensive sharing of the existing wireline infrastructure of Brasil Telecom and other wireless operators in the market;
–	Integration with Brasil Telecom fixed-line platforms, leveraging technical/operational synergies between companies.

Network Modernization

     With respect to our network infrastructure, we apply an operating model based on operating efficiency, which uses cutting-edge technological resources to assure flexibility and quality for our users.

     The improvements in our network infrastructure were based on a convergence model of services and applications, as well as a single and flexible network accessible to all clients from any location and at any time.

With our network infrastructure, we are able to provide fully integrated services, whether fixed-line or wireless, voice, data or image, thereby optimizing available resources.

     During 2004, the following steps were taken to further the objectives listed above:

a)	Expansion of DSLAM capacity and capability was started as part of the "Broadband Services Expansion Project". This introduced support of ADSL2+ and the use of IP/Ethernet DSLAMs instead of ATM DSLAMs;

b)	Deployment of Metro Ethernet Metropolitan Network to provide high speed data services;

c)	Satellite platform was contracted to provide voice and data services complementarily to our earthen network coverage, mainly in remote areas and to reach clients beyond Region II;

d)	Expansion of the optical network, increasing DWDM capacity for the cities of São Paulo, Rio de Janeiro and Belo Horizonte;

e)	Deployment of point-to-multipoint wireless IP access in 21 cities (18 located outside our concession region), to provide voice and data services;

f)	Deployment of Sink Hole Routers/Network. These are used to divert attacks from hackers or viruses and provide the capability to reduce the risk of loss of network elements or of client access, while simultaneously allowing the investigation of ongoing attacks;

g)	Deployment of a GSM/GPRS/EDGE network in our concession area, which is integrated with our fixed network, allowing the launch of convergent fixed-mobile services such as: integrated pre-paid card, fixed-mobile private voice network and unified voice mail; and

h)	Addition of a Convergence "Service Layer" to the topology of the Brasil Telecom network, based on a OSA/Parlay architecture. This allows services to be developed using commercial software development packages and supports the rapid creation of applications that function across any kind of network.

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

     As a result of the certification by Anatel that we have met our universalization targets on January 19, 2004, we started offering interregional and international long distance services and we began offering wireless telephony services in our region in furtherance of our business strategy to provide integrated telecommunications services both in our region and throughout Brazil. The certification of other service providers' compliance with universalization and expansion targets permits other service providers to operate in our region. We may now have to compete in our region against competitors from outside of our region that offer a more extensive array of fixed-line, mobile, local and/or long-distance telecommunications services throughout Brazil.

Local Services

     Currently, we are the leading local fixed-line telecommunications services provider in our region, with an estimated 95.0% market share. This estimate is based on outside consultants' statistical estimates using volume of outgoing and incoming local calls of our competitors that interconnect through our network. Global Village

Telecom is our main competitor in providing local fixed-line telecommunications services in our region. Our dominant position in the local fixed-line telecommunications market is due, among other things, to the fact that we did not face any competition in this market until the entry of Global Village Telecom in November of 2000. Global Village Telecom is an independent service provider operating under an authorization from Anatel. Since then, we have been able to maintain our market share in our region due to our extensive network and the features, prices and services we offer.

     In the short-term, we could lose market share in the provision of local fixed-line telecommunications services, mainly in the corporate segment, as additional competitors are allowed to enter the fixed-line market in our region. To date, numerous companies have permission by Anatel to provide local fixed telecommunications services in our region. Our fixed-line services are also subject to competition from wireless service providers. See Item 3 "Key Information—Risk Factors—Risks Relating to the Brazilian Telecommunications Industry—We face increasing competition in the Brazilian telecommunications industry which may have a material adverse effect on our market share, results of operations and financial condition."

Intraregional (intrastate and interstate) Long-Distance Service

     We are currently the leading intraregional long-distance telecommunications services provider in our region, with an estimated 84.9% of the intraregional market share in 2004. These estimates are based on the volume of outgoing and incoming long-distance calls that select us to carry such calls by imputing our carrier selection code. Pursuant to Anatel regulations, callers are able to choose a service provider for each long distance call by selecting a carrier selection code that identifies the carrier. Until July 6, 2003, this was permitted only for calls made from fixed-line phones. Since such date mobile callers can also choose a service provider by selecting a carrier selection code. Our carrier selection code is "14". Accordingly, domestic long distance carriers, including us, compete in the mobile-line long distance market. As our carrier selection code "14" was widely used for calls originating from fixed telephones, we quickly gained a significant share of the long-distance calls originating from mobile phones. Embratel is our most significant competitor in providing intraregional long-distance telecommunications services in our region with approximately 8.1% of the total market share in 2004. The remaining market share is divided among Global Village Telecom, Intelig and other operators. The licenses awarded to Embratel, Intelig and Global Village Telecom are not subject to the same service quality and network expansion and modernization obligations that we are subject to under our concessions.

     In the short-term, we expect to lose market share in the provision of intraregional long-distance telecommunications services as additional competitors are allowed to enter the market. To date, numerous companies have permission by Anatel to provide intraregional long distance telecommunications services in our region. See Item 3 "Key Information—Risk Factors—Risks Relating to the Brazilian Telecommunications Industry—We face increasing competition in the Brazilian telecommunications industry which may have a material adverse effect on our market share, results of operations and financial condition."

Interregional and International Service

     Historically, under Anatel rules, regional fixed-line companies, such as us, generally were not permitted to offer interregional or international long-distance services until December 31, 2003. Having received certification by Anatel of our compliance with universalization targets on January 19, 2004, we began offering interregional and international long-distance services. Due to our unique position in Region II combined with marketing and promotional pricing, we were quickly able to gain approximately 35.6% of the interregional market share and 23.8% of the international market share in Region II in 2004. We compete primarily against Embratel which has approximately 49.2% and 51.5% of the interregional and international market share, respectively, in our region in 2004. We expect our market share to increase as clients are no longer concerned about selecting a carrier based on where the call ends.

     To date, numerous companies have permission by Anatel to provide interregional and international long distance telecommunications services in our region. See Item 3 "Key Information—Risk Factors—Risks Relating to the Brazilian Telecommunications Industry—We face increasing competition in the Brazilian telecommunications industry which may have a material adverse effect on our market share, results of operations and financial condition. "There are also risks to our ability to continue to provide these services if TII returns to our control group. See "Risk

Factors—Certain Beneficial Shareholders…" This could have a material adverse effect on our ability to increase our market share.

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

     We have increased our market share in the data communications market primarily through the development of our ADSL service. We are the leading provider of ADSL accesses in Region II with approximately 535,000 ADSL accesses. Our leading position in ADSL is based upon our market share of the local service market as ADSL accesses are provided through the local telephone lines in our region. Approximately 50.0% of the ADSL accesses we provide in Region II are to our BrTurbo customers. Global Village Telecom also provides ADSL accesses in our region. We also face competition from cable TV operators who provide broadband access through cable modems. To date, in Brazil, we have not faced significant competition from cable providers providing telephony or quasi-telephony services which compete with the telephony services we offer and the penetration of cable television in our region is limited.

     In the dial-up services market, our DialNet service has approximately 86.0% of the internet dial up service market in our region. This estimate is based upon our share of the total volume and duration of dial up calls that are made using our network, which we can identify as calls made to dial up services including our own. We compete in the dial up internet market primarily with Global Village Telecom. We have approximately 86.0% of the market share for Dedicated IP services in Region II, with the remainder offered by Embratel. Grupo BrT Cabos Submarinos competes against the submarine cable business of Telefônica, Global Crossing and Telecom Italia. We may face significant competition in all of our data transmission services if we are required by Anatel to lower the rates we are permitted to charge other operators or ISPs to use our lines.

     Vetor (MPLS based IP VPN) reached 1,300 accesses, corresponding to an approximate 37.0% market share in Region II. Following the major trends of the market, this product had the highest growth rate among data communications products.

     In November 2004, we launched the International Private Line service, extending SLDD services to other countries. The service offers secure and efficient data, voice and multimedia transmission at different speeds and for various volumes of information and is targeted at the corporate, government and enterprise markets, focusing on connection points between Brazil and United States.

Internet Services

     In 2004, BrTurbo had an approximate 60.8% market share of the monthly broadband ISP sales in Region II. BrTurbo was the leader in terms of number of active clients among the providers operating high-speed access services based on ADSL technology in Region II. At December 31, 2004, it had 257,120 residential clients and 8,746 business clients. Currently, about 50.0% of the ADSL accesses we provide are to BrTurbo's clients. BrTurbo competes primarily against the ISPs Terra.com and Globo.com and local area ISPs.

     Since we acquired iBest, the company has grown mainly in Region II, where it is currently the market leader with approximately 44.9% of total internet minutes. iBest ended 2004 with more than 8.3 million registered users of which 1.5 million were active, generating approximately 16.5 billion dial-up minutes during that year. The "Prêmio iBest" brand name has become the largest Internet Award in Brazil. iBest's main competitors in Region II are Click 21 and Pop, which are owned by Embratel and Global Village Telecom, respectively.

     iG is considered the largest dial-up internet service provider of Brazil with a market share of more than 30.0% of dial-up internet minutes. Additionally, iG is the largest wireless content portal of the country. iG has more than 3 million active internet users and 7.7 million active email accounts.

Wireless Services

     We launched our wireless operations in September 2004. Wireless services are equally competitive and we face competition in Region II mainly from (i) a joint venture between Telefônica and Portugal Telecom (marketing under the brand name "Vivo"), (ii) Telmex, which competes against us in our region through América Móviles (marketing under the brand name "Claro") and (iii) TIM. In addition wireless services compete directly against fixed-line services. If we are able to complete the transactions contemplated by the Merger Agreement, then we will not be offering wireless services directly but will participate in this business through the acquisition of an equity interest in TIMB, which as of April 28, 2005, had approximately 14.6 million wireless users. The Merger Agreement also contemplates operational agreements through which we will be able to continue to offer convergence services.

Effects of Competition

     The deregulation that started in 2002 and includes our recent certification and authorization to provide additional services inside and outside our region is expected to increase competition in our businesses. Although we believe we have a unique infrastructure in Region II (having inherited the incumbent network upon privatization of Telebrás) and we have been developing strategies to effectively protect our business, we expect that the entry of additional competitors into the market for local, long distance and wireless services in Region II as well as significant industry consolidation may adversely affect our related revenues. We anticipate, however, that growth in the Brazilian market will generate higher revenues, especially now that we are able to offer long distance and data services on a nationwide basis and wireless services in our region. While we expect that local traffic per line will continue to decline as we expand our network to lower-income customers who, on average, make fewer calls, we expect that our expansion into these new business areas will provide us with new growth opportunities.

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

Customer Service

     We provide customer service primarily through call centers and flagship stores. In addition we provide services through our website and in physical locations through lottery booths (which take payments) and post offices which provide services such as terminal activation and repair requests.

     We have consolidated our call center structure, by merging our 30 pre-existing sites into five sites (Goiânia, Campo Grande, Florianópolis, Brasília and Curitiba) while improving the level of service through outsourcing.

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

     With the launch of our mobile operations in September 2004, we opened integrated flagship stores following the one-stop-shop concept. In these stores, clients have access to our entire portfolio of products and services and we are able to capitalize on the competitive advantages of an integrated telephony operation. The majority of our flagship stores are located in the main shopping centers of Region II. Our mobile brand, Brasil Telecom GSM, is also marketed in other points of sales, including kiosks, exclusive authorized sales agents, non-exclusive authorized sales agents and resellers among the main retailers.

     We have increased our use of direct marketing in conjunction with outbound and inbound telemarketing as a way of targeting our market sectors (residential, commercial and corporate). At the same time, we have developed a complete portfolio of products and services, such as SLDD, Frame Relay, ATM, IP WAN, Dedicated IP, Light IP and DialNet, to meet the needs of our customers.

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

Our Trademarks in Brazil

     We have numerous trademarks registered with the Brazilian Institute of Industrial Property (INPI).

Our Domain Name in Brazil

     We have numerous registered domain names, in Brazil and abroad.

Regulation of the Brazilian Telecommunications Industry

General

     Our business, including the services we provide and the rates we charge, are subject to comprehensive regulation under the General Telecommunications Law. We operate in each of the states in our region based on the concessions that were granted to each of Telepar, Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre, CRT and CTMR. We also operate outside our original concession area based on the new authorizations received from Anatel as a result of the universalization targets certification. These concessions and authorizations allow us to provide specified services and set forth certain obligations with which we need to comply (the "List of Obligations").

     Anatel is the regulatory agency for telecommunications that acts under the Regulamento da Agência Nacional de Telecomunicações (the "Anatel Decree"). Anatel is administratively independent from the Government and financially autonomous. Anatel is required to report on its activities to the Ministry of Communications and to the Brazilian Congress. Any proposed regulation of Anatel is subject to a period of public comment, including public hearings, and Anatel's decisions may be challenged administratively before the agency itself or through the judiciary system only in the Brazilian courts.

Concessions and Licenses

General

     We operate under public-switched telephone network concessions (local and domestic long-distance), which grant us the right to offer local and domestic long-distance services in Region II.

     Concessions to provide public-switched telephone network services are granted under the public regime but such services may also be provided through authorizations granted under the private regime.

     In addition to us, the companies that operate in the public regime in Brazil ("public regime companies") include Telemar, Telesp, Embratel and certain other local operators. The four main public regime companies are the primary providers of fixed-line telecommunications services in Brazil, including local services and intraregional, interregional and international long-distance services. All other telecommunications service providers, including the other companies authorized to provide fixed-line services in Region II, operate in the private regime ("private regime companies").

     According to the terms of Article 63 of the General Telecommunications Law and of Article 13 of the Brazilian Telecommunications Services Regulation, public regime companies are subject to certain obligations as to continuity and the universalization of services. Public regime companies are also subject to Anatel's supervision in regard to the rates that they may charge. On the other hand, private regime companies are generally not subject to the requirements as to universalization of services, but they are subject to certain network expansion and quality of service obligations set forth in their licenses.

     Public regime companies, such as Brasil Telecom, also often offer certain services in the private regime, of which the most significant are data transmission services. Our wireless services are offered under the private regime, according to a license acquired by us on December 18, 2002.

Fixed-line Services – Public Regime

     Each public regime company operates under a concession that expires on December 31, 2005. Each public regime company may extend its current concession for an additional 20-year period. On June 20, 2003, Anatel approved a new General Plan on Quality and the concession contract model under which all fixed-line telecommunications carriers will operate from January 1, 2006 onwards. On June 28, 2003 Decree 4769 was entered approving the General Plan on Universal Service. See "—Obligations of Telecommunications Companies—New Telecommunications Regulations." The concessions may also be revoked prior to expiration. Every second year during the 20-year extension period, companies will be required to pay biannual fees equal to 2.0% of their annual net revenues from the provision of telecommunications services (excluding taxes and social contributions) during the immediately preceding year.

     Prior to January 2004, we were not permitted to offer interregional and international long-distance services. Since we received Anatel's certification for achieving the universalization targets, we were qualified to receive a concession to provide such services, following the corresponding amendments of the concession contracts, which were signed on January 20, 2004, enabling us to originate long-distance calls in our concession area and terminate them at any point in the country, as well as outside the country. See "— Obligations of Telecommunications Companies — Public Regime —Service Restrictions."

Fixed-line Services – Private Regime

     The Brazilian Telecommunications Regulation provides for the introduction of competition in telephone services in Brazil by enabling the Brazilian federal government to authorize, through Anatel, four private regime companies—three to provide fixed-line local services and intraregional long distance services, one in each of the three regions of the General Concession Plan, and one to provide intraregional, interregional and international long distance services throughout Brazil. Anatel has granted private regime operators licenses to operate in Region II. Anatel has also granted licenses to other private regime companies to operate in Regions I and III of the General Concession Plan and licenses to other private regime companies to provide intraregional, interregional and international long distance service in Region IV of the General Concession Plan. Since 2002, the number of authorizations that can be granted by the Brazilian federal government is unlimited.

     After receiving the certification for the accomplishment of our universalization targets, we obtained authorization to provide local and domestic long-distance services in certain sectors of our Region, under the private regime and to Regions I and III through the General Concession Plan. In addition, we were authorized to provide international long-distance services in Regions I, II and III (the entire country) of the General Concession Plan. The other primary public regime companies received similar authorizations.

Regulation of wireless services – PCS

     In September 2000, Anatel released a regulation regarding wireless telecommunications services for PCS. The PCS authorizations enable new participants in the Brazilian telecommunications market to compete with existing telecommunications service providers. The PCS regulation divides Brazil into ten distinct regions, each of which corresponds to the regions applicable to the public regime fixed-line telephone service providers. PCS services are provided within the 1,800 MHz band, which contains Bands C, D and E. Accordingly, in addition to the adaptation of the terms of authorization of Band A and Band B service providers to PCS authorizations, up to three PCS authorizations may be granted in each PCS region. Anatel held auctions for PCS authorizations during 2001 and 2002. No Band C PCS authorizations were granted.

     The PCS license sets forth certain obligations and targets that must be met by a PCS service provider. Under these obligations and in our region, corresponding Region II of the General PCS Concession Plan, we are required to:

  cover an area equivalent to at least 50.0% of the urban area in 50.0% of the state capitals, the Federal District and cities with more than 500,000 inhabitants by December 18, 2003;
  cover all state capitals, the Federal District and all cities with more than 500,000 inhabitants by December 18, 2004;
  cover an area equivalent to at least 50.0% of the urban area in 50.0% of the cities with more than 200,000 inhabitants by December 18, 2005;
  cover all cities with more than 200,000 inhabitants by December 18, 2006; and
  cover all cities with more than 100,000 inhabitants by December 18, 2007.

     A locality is considered "covered" when the covered service area contains, at least, 80.0% of the urban area. Failure to meet these targets may result in the penalties established in the regulations and, in extreme circumstances, in termination of the PCS license by Anatel.

Obligations of Telecommunications Companies

     Like other telecommunications service providers, we are subject to obligations concerning quality of service and network expansion and modernization. The public regime companies are also subject to a set of special restrictions regarding the services they may offer, contained in the General Concession Plan, and special obligations regarding service quality, network expansion and modernization contained in the General Plan on Universal Service and the General Plan on Quality.

New telecommunications regulations

     On June 10, 2003, the Brazilian government promulgated a presidential decree (the "Decree") setting forth a number of changes in the regulation of Brazil's public switched telephone network. The Decree sets forth general policies regarding, among others, universal access to telecommunications services, stimulation of employment and development of the Brazilian industry in the telecommunications sector, competition and adoption of rate adjustment policies that take into account Brazilian socio-economic conditions and the financial equilibrium of the existing concession contracts. The Decree also states that certain changes should be reflected in the terms of each concession contract to be entered into by each public regime company by December 31, 2005.

     Pursuant to Decree 4769, dated June 27, 2003, the Federal Government approved a new General Plan on Universal Service, which will require PSTN providers to achieve certain targets from January 1, 2006. The purpose of the Plan is to allow all Brazilians, regardless of where they are located or their socio-economic status, to have access to the public switched telephone network. The costs related to meeting the targets contemplated by the Plan are to be paid for solely by the concessionaries of the PSTN (incumbents) pursuant to terms stipulated in each provider's concession contract. Anatel may revise the universal service targets, pursuant to the concession contracts, as well as propose additional targets and accelerate the Plan. The Plan applies to local, domestic and long-distance service providers in varying degrees.

     Telecommunications services providers will be required to:

  install the public switched telephone network to provide access for individual residential, non-residential and "trunk" classes in locations with more than 300 inhabitants. Priority must be given to requests for individual access made by schools, hospitals, public security establishments, public libraries, museums, judiciary agencies, federal public prosecutor's agencies, and consumer protection agencies. Special care and equipment must also be provided for the physically, hearing, visually and speech impaired;
  activate public telephones ("TUP"), which will allow any person to access the public switched telephone network, regardless of subscription or registration with the carrier, ensuring that the density of TUPs per General Concession Plan sector is equal to or over 6 TUPs per 1,000 inhabitants from January 1, 2006 onwards. This requirement is less stringent than the targets established by the General Plan on Universal Service currently in force, which is 7.5 TUPs per 1,000 inhabitants for year-end 2003 and 8 TUPs per 1,000 inhabitants for year-end 2005. We believe this will have a lower impact on our costs and capital expenditures. When activating TUPs, providers must ensure there are at least 3 TUPs per group of 1,000 inhabitants evenly distributed over the service area. Fifty percent of the required TUPs must be installed in areas which are accessible twenty-four hours a day and 2.0% must be adapted for every kind of physical impairment. Local services providers are responsible for meeting the targe ts in areas located 30 kilometers or less from any other service area. Domestic and international long-distance providers must meet the targets in those service areas located thirty kilometers or more from any other service area covered by individual PSTN.

     Local service PSTN providers will be required to activate and maintain telecommunications services stations ("PST") in each General Concession Plan sector in varying numbers. Such numbers will be determined by the estimated population from the years 2007 to 2011. The public switched telephone network incumbent services providers must also activate one PST per General Concession Plan sector in cooperative service stations ("UAC") in rural areas. For the years 2007 and 2008, the requirement will vary according to the size of the cooperative. For the year ended 2009, all cooperatives must be served.

     The board of directors of Anatel also approved a public hearing with respect to the regulation of special individual access ("AICE"). The goal of AICE is to meet the needs of lower income households not yet serviced by the public switched telephone network, and the offer, rates, payment and utilization conditions, call treatment, network usage remuneration and taxation of AICE will be differentiated than for regular residential telephone services. AICE will be accessed via prepaid cards, which could be used for any type of telecommunications services. The installation orders of AICE will have to be fulfilled by the concessionaires within 30 days after the solicitation registration, according to the General Plan on Universal Service, effective from January 1, 2006.

     On June 20, 2003, Anatel also approved the terms of the New Concession Contracts. See "Risk Factors—Risks Related to Our Business." In June 2003, we notified Anatel of our intention to extend Brasil Telecom's current concessions. Brasil Telecom and Anatel are expected to formally enter into new concession contracts by the end of 2005.

     The New Concession Contracts contain terms reflecting the new General Plan on Quality and the new General Plan on Universal Service described above, which refer to:

  new universalization targets;
  changes in local rate measurement criteria from pulse to minute measurement;
  changes in rate adjustment formulas, including the creation of a telecommunications industry index and a reduction in chargeable rates for local interconnection rates.

     Both the new General Plan on Quality and the new General Plan on Universal Service were approved in June 2003. They will only come into force upon the execution of the New Concession Contracts.

     From our analysis to date, the major differences in the new models of the Concession Contracts relate to universalization targets and rate structure. Concessionaires will be required to implement the PSTN in a number of locations, including smaller communities, and the IGP-DI will no longer be used to determine the annual inflation-based adjustments to the rates. The terms of the New Concession Contracts also anticipate number portability and resale. This will enable customers to change telecom service providers without the inconvenience of having to change their contact number, which is especially important for corporate customers.

Public Regime – Service Restrictions

     Until December 31, 2003, according to the General Concession Plan, all fixed-line telecommunications service concessionaires, such as our company, were prohibited from offering new services, such as mobile services, fixed-line telecommunications services in the local mode outside our Region and in the interregional or international long-distance mode. Embratel was also prohibited from offering local or wireless services. The anticipated accomplishment of the universalization targets on behalf of the concessionaires enabled them to be exempt from this restriction. See "—Network Expansion—General Plan on Universal Service" and "—Quality of Service—General Plan on Quality." Every fixed-line telecommunications service provider was authorized, or is in the process of being authorized, to offer all other telecommunications services, except cable television services.

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
  mergers between regional fixed-line services providers and wireless services providers (a prohibition that also applies to private-regime companies); and
  offering cable television services.

Network Expansion – General Plan on Universal Service

     Under the General Plan on Universal Service, each local fixed-line concessionaire is required to implement access to long-distance service within its region by installing public telephones in every location with more than 100 inhabitants situated at a geodesic distance of no more than 30 kilometers from another region serviced by the PSTN with individual access. The long distance concessionaire is responsible for providing service for locations with more than 100 inhabitants situated at a distance superior to 30 kilometers from another region serviced by the PSTN with individual access. No subsidies or other supplemental financing are anticipated for the network expansion obligations of the public regime companies. If a public regime company fails to meet its obligations in a particular region, Anatel may apply the penalties established in the terms and conditions of the concessions.

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

  responses to repair requests;
  responses to change of address requests;
  responses to customers by telephone;
  quality of public telephones;
  informing the user’s access code;
  personal services to users;
  issuance of bills;
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

Fines and Penalties

     Failure to meet the network expansion and modernization obligations established by the General Plan on Universal Service, or any act or failure to act that harms competition in the telecommunications sector may result in fines and penalties of up to R$50.0 million, as well as potential revocation of concessions.

     Failure to meet the quality of service obligations established by the General Plan on Quality may result in fines and penalties of up to R$40.0 million.

Interconnection

     General rules regarding interconnection are described in the General Interconnection Rule, enacted by Anatel. All operating companies providing telecommunications services are required, if technically feasible, to make their networks available for interconnection on a non-discriminatory basis whenever such a request is made by any other telecommunications provider. Anatel currently sets and adjusts the interconnection rates between fixed-

line networks as well as between fixed-line and wireless networks. Anatel has allowed fixed-line and wireless network operators to freely negotiate interconnection rates.

Unbundling of local networks

     On May 13, 2004, Anatel issued Order (Despacho) 172, which establishes rules for partial ("line sharing") and full unbundling of local telephone networks and requires us to make our networks available to other telecommunications service providers. This Order limits the rate we can charge for line sharing for broadband speeds of up to 512kbps. Anatel has not yet fixed rates for full unbundling, although we expect that these rates will be lower than the rates we are currently permitted to charge. This Order was designed to increase competition in the local fixed-line and broadband internet access markets by making it easier for new telephone companies operating under either the public or private regime to enter these markets and for existing providers to provide new services or enter new regions, since the networks of all telecommunications service providers, including fixed-line operators such as us, will be made available at lower rates. Similarly, this Order makes it easier for us to provide new services and enter into new regions in competition with other operators. However, to date operational rules for the implementation of the unbundling have not been agreed by the telecom operators in Brazil. These regulations are recent and by the end of 2004 no unbundled lines have been used by competitors in our region.

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

     From the year 2001 to December 31, 2005, our rates and the other regional fixed-line companies have been and will be adjusted downward, in real terms, as follows:

	K-factor annual productivity adjustments

	2001	2002	2003	2004	2005

Fixed-line companies—local (services)	1.0%	1.0%	1.0%	1.0%	1.0%
Fixed-line companies—local (network)	5.0%	10.0%	15.0%	20.0%	20.0%
Fixed-line companies—long-distance and intercity network	4.0%	4.0%	4.0%	5.0%	5.0%

     We may also offer alternative plans in addition to the basic service plan. Such alternative plans must be submitted to Anatel for approval and are not subject to a price cap. Nevertheless, once set, prices may only be adjusted annually, based on the IGP-DI rate.

     Companies holding PCS licenses are allowed to freely price their wireless services, provided they are linked to existing service plans authorized by Anatel. Price caps are adjusted annually, based on the IGP-DI. The interconnection rates were also subject to price caps fixed by Anatel and adjusted on an annual basis, up until June 2004, when the values started to be freely negotiated between the parties.

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
  contractual, legal or free-will termination by the company when an act or omission of the Brazilian government makes rendering services excessively burdensome to the company;
  the occurrence of:
–	a split-up, spin-off, amalgamation, merger, capital reduction or transfer of the company's corporate power without Anatel's authorization;

–	the transfer of the concession without Anatel's authorization;

–	the dissolution or bankruptcy of the company; or

–	an extraordinary situation where Brazilian government intervention, although legally possible, is not undertaken since such intervention would prove to be inconvenient, unnecessary or would result in unfair benefits for the company.

     In the event a concession is terminated, Anatel may occupy the company's premises and use its employees in to continue providing services.

Property, Plant and Equipment

     Our main equipment consists of transmission equipment, including Synchronous Digital Hierarchy - SDH systems and radio links, switching equipment, including local, tandem and transit telephone exchanges, metallic and fiber-optic cable networks, data transmission equipment, network and infrastructure management systems, which include alternate current and direct current supply equipment, motor-generator groups, air conditioning, towers, buildings and land surveillance.

     Our properties are located in the States of Acre, Rondônia, Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul, Paraná, Santa Catarina, Rio Grande do Sul, São Paulo, Rio de Janeiro, and Belo Horizonte, as well as in the Federal District. The buildings used by our management are primarily located in the capital cities of these states. At December 31, 2004, we made use of approximately 5,380 properties, of which 3,452 were owned by our company and 1,928 were leased from third parties.

     As of December 31, 2004, the net book value of our property, plant and equipment was approximately R$9,370.1 million (which includes automatic switching, transmission and other equipment, buildings and other fixed assets net of accumulated depreciation and work-in-progress regarding the same).

Environmental and Other Regulatory Matters

     We, like other Brazilian telephone companies, are subject to federal, state and municipal environmental legislation and regulation. Our failure to comply with applicable environmental laws could result in administrative, civil and criminal sanctions against us.

     As part of our day-to-day operations, we regularly install ducts for wires and cables and erect towers for transmission antennae. We may be subject to federal, state and/or municipal environmental licensing requirements due to our installation of cables along highways and railroads, over bridges, rivers and marshes, and through farms, conservation units and environmental preservation areas, among other places. So far, we have been demanded to obtain environmental licenses for the installation of transmission towers and antennae in the municipality of Porto Alegre, the capital of the state of Rio Grande do Sul, with no material impact on our operations. However, there can be no assurances that other state and municipal environmental agencies will not require us to obtain environmental licenses for the installation of transmission towers and antennae in the future and that such a requirement would not have a material adverse effect on the installation costs of our network or on the speed with which we can expand and modernize our network.

     We must also comply with environmental legislation on the management of solid wastes. According to CONAMA Resolution 237 of 1997, companies responsible for the treatment and final disposal of solid industrial wastes, special wastes and solid urban wastes are subject to environmental licensing. Should the waste not be disposed of in accordance with standards established by environmental legislation, the company generating such waste may be held jointly liable for any damage caused with the company responsible for treatment of the waste. In the States of Santa Catarina, Paraná and Mato Grosso, we have already implemented management procedures promoting the recycling of batteries, transformers and fluorescent lamps. During the current year those management practices will also be implemented in the other states.

     In addition, we are subject to Anatel´s requirements, which impose limits on the levels and frequency of the electromagnetic fields originating from our telecommunications transmissions stations.

     We believe that we are in compliance with Anatel standards as well as with all applicable environmental legislation and regulations. We are currently not involved in any administrative or judicial proceeding involving material liability for environmental damage.

ITEM 5. Operating and Financial Review and Prospects

     The following discussion should be read in conjunction with our Consolidated Financial Statements and notes, which are included elsewhere in this Annual Report. Certain important features of the presentation of our Consolidated Financial Statements are described in the introduction to "Selected Financial Data." See Item 3 "Key Information–Selected Financial Data."

Overview of Results of Operations

     Our results of operations are significantly affected by a variety of factors, including:

  rate increases and changes in revenues from network services;
  regulatory factors;
  political and economic factors;
  foreign exchange and interest rate exposure;
  general trends of the telecommunications services industry; and
  competitive factors.

Rates Increases and Changes in Revenue from Network Services

     Rates for fixed-line telecommunications services are subject to comprehensive regulation. Our concession contract establishes a price-cap mechanism by which Anatel sets and adjusts rates on an annual basis. The price-cap mechanism consists of maximum rates, established by Anatel that may be charged for the provision of services and weighted average rates for baskets of basic services. The basket of local services covered by the maximum rate includes most of the services in the basic service plan, such as installation charges, monthly subscription fees and switched local services (traffic). Subject to certain limits, the rates for individual services within the basket may be increased by up to 9.0% above the limit, so long as the weighted average rate for the entire basket does not exceed the limit. Other services covered by the maximum rate include long distance services, which are determined based on five rate categories that vary with the time of day and the distance between the caller and the recipient, and network usage fees. For a further discussion of the application of prescribed rates to our individual services and average rates for baskets of services, see Item 4 "Information on the Company—Business Overview— Our Rates."

Rate Increases

     Charges for local and non-local services changed substantially from 2000 to 2003. In 2000, Anatel authorized us to adjust the rates for our basket of local services, on average, by approximately 14.0% . In 2001, Anatel authorized us to adjust the rates for our basket of local services, on average, by approximately 10.0% . In 2002, Anatel again authorized us to adjust the rates for our basket of local services, on average, by approximately 8.0% . These rate changes had a positive effect on revenues in the corresponding periods.

     On June 27, 2003, Anatel authorized an increase in rates based on the IGP-DI index in connection with local and long distance services and network usage as provided for in our concession contract. The approved rate increases were equal to an average of 28.8% on local services and 24.9% on domestic long distance services. The rate adjustments gave rise to a number of judicial claims throughout Brazil challenging the adjustments. In some claims preliminary injunctions were granted requiring rates to be adjusted based on the accumulated IPCA index variation over the 12 months prior to May 2003 (amounting to an average increase of approximately 17.2%) . A conflict of jurisdiction proceeding was initiated for the purpose of having a single judge appointed to hear and decide on all these claims, in order to avoid conflicting decisions. On July 11, 2003, the STJ designated, on a provisional basis, the 2nd Federal Court of Fortaleza as the competent court to decide on all the claims. Although a final decision is still pending, in accordance with the provisional ruling, on July 12, 2003 we readjusted our rates downwards according to the IPCA index, effective retroactively to June 29, 2003.

     When judgment was issued in the conflict of jurisdiction proceeding, the 2nd Federal Court of the Federal District was designated as the competent court to hear all the claims, and all preliminary decisions that had been issued were annulled.

     On September 11, 2003, the 2nd Federal Court of the Federal District issued a preliminary injunction, in the public civil action originally brought by the Federal Attorney-General before the 2nd Federal Court of Fortaleza, stating that the rate adjustments should be based on the IPCA index and not the IGP-DI index as set forth in the concession contracts of the regional fixed-line telecommunications companies. The preliminary injunction was upheld in preliminary decisions issued in proceedings to suspend the effects of the preliminary injunction by the Federal Regional Court ("TRF") on October 20, 2003, the STJ on January 22, 2004 and the STF on March 15, 2004.

     On July 1, 2004, the STJ issued its decision on the merits of the proceeding to suspend the preliminary injunction ordering that rate adjustments for 2003 were to be made on the basis of the IPCA index rather than the IGP-DI index. The STJ decided to suspend the effects of the preliminary injunction, determining that rates were to be adjusted based on the IGP-DI index, as foreseen by concession contracts, from the date of its decision.

     The following table sets forth the adjustments in rates in 2004 for various services as adjusted by Anatel pursuant to the IGP-DI index. Rate adjustments have had a positive impact on our revenues for 2004.

	Jul/02/2004	Sep/01/2004	Nov/01/2004
Local services basket	6.89%	4.35%	4.17%
Installation	-18.50%	3.60%	3.42%
Residential subscription	7.44%	3.57%	3.43%
Non-residential subscription	7.43%	8.79%	8.09%
Trunk subscription	7.41%	3.55%	3.40%
Pulses	7.43%	3.61%	3.48%
Phone credits	7.41%	3.20%	3.08%
Change of address	7.42%	5.47%	5.19%
Local interconnection	-10.47%	5.46%	5.18%

Domestic long distance basket	3.20%	4.78%	4.56%
Long distance interconnection	3.20%	5.46%	5.18%

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

     Interconnection fees are set by Anatel. With respect to revenue, the interconnection rate for the use of local networks (TU-RL) increased by 8.6%, 1.7%, 3.1%, and –0.68% in 2001, 2002, 2003, and 2004, respectively, while the interconnection rate for the use of intercity networks (TU-RIU) increased by 7.8%, 5.0%, 12.6%, and 14.5% in 2001, 2002, 2003, and 2004, respectively.

     With respect to costs, we pay interconnection fees for using other companies' network to complete our clients' calls. To complete a fixed-to-mobile call, we pay an interconnection rate for the use of mobile networks (Tarifa de Uso Móvel - TU-M / Valor de Uso Móvel - VU-M), which increased by 11.0%, 22.0%, and 9.2% in 2002, 2003, and 2004, respectively. To complete a fixed-to-fixed call, we also pay interconnection rate for the use of local networks (TU-RL), and interconnection rate for the use of intercity networks (TU-RIU).

     The growth of wireless telecommunications and an increase in long distance usage volumes have resulted in substantial growth of network services revenues for our competitors and us in 2001 and 2002. Network services revenues continued to grow in 2003, although at a lower rate, but contracted in 2004. Any adverse effect on our competitors' systems that in turn has a negative impact on their interconnection with our network could have an adverse effect on our financial condition and results of operations.

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
  the exchange rates between Brazilian and foreign currencies; and
  competition.

     We are the leading provider of local fixed-line telecommunications services, as well as of intraregional fixed-line telecommunications services in our region. As of July 1999, Embratel and Intelig were authorized to and began to provide intraregional long-distance services in our region, thereby increasing competition for us. In 2000, GVT began to provide local and intrastate fixed-line telecommunications services in our region. To date, Telemar, Embratel and Intelig, among others, have been granted permission by Anatel to provide local fixed telecommunications services in our region. Telesp, Albra, TIM and GVT, among others, have been granted permission by Anatel to provide intraregional, interregional and international telecommunications services in our region. See Item 3 "Key Information—Risk Factors—Risks Relating to the Brazilian Telecommunications Industry—We face increasing competition in the Brazilian telecommunications industry which may have a material adverse effect on our market share, results of operations and financial condition."

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

     During a period of relative economic stability in the first half of 2002, the Brazilian Central Bank decreased the base interest rate ("SELIC") to a level of 18.0% as of July 17, 2002. However, as a result of the deteriorating economic conditions and the internal political instability caused by the Brazilian presidential elections in the second half of 2002, the Central Bank increased the SELIC during the second half of 2002 to 25.0% on December 18, 2002. During 2002, GDP increased by 1.5% .

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

     Notwithstanding a certain amount of economic instability from 2000 to 2002, the economic policies initiated by the new government have increased stability in the market, leading to an appreciation of the real in 2003 by 18.2% to R$2.8892 per U.S.$1.00 as of December 31, 2003.

     In the political field, 2004 began with the so-called "Valdomiro Case", a crisis involving members of the Brazilian Presidency. The year was also marked by the municipal elections, which distributed the political powers of the country more evenly, and the approval by the Federal Senate of the provisional measure that gave the President of the Brazilian Central Bank Minister status, which the Brazilian Government identified as the first step for the independence of the Central Bank.

     Regarding the economy, 2004 was a year of economic recovery and continuing growth in exports, which contributed for the decrease in country-risk. Although pressured by the increase in crude oil prices and the economic recovery experienced in the year, inflation was kept under control.

     The exchange rate was influenced by periods of economic uncertainties resultant from the political crisis which developed after the "Valdomiro Case". The exchange rate depreciated to R$3.20 per U.S.$1.00 in May 2004, from R$2.89 per U.S.$1.00 in December 2003, but appreciated gradually thereafter to close at R$2.65 per R$1.00 on December 31, 2004.

     The following table shows the GDP growth, the inflation rate, the U.S. dollar exchange rate devaluation (appreciation) and the SELIC rate for the three-year period ended December 31, 2004.

	Year ended December 31,

	2002	2003	2004

GDP growth(1)	1.9	0.5	5.2
IGP—DI Inflation rate(2)%	26.4	7.7	12.1
IGP – M Inflation Rate(2)%	25.3	8.7	12.4
IPCA Inflation rate(3)%	12.5	9.3	7.6
U.S. dollar exchange rate devaluation / (appreciation)(4)%	52.3	(18.2)	(8.1)
SELIC(4)%	25.0	16.5	17.8
_______________________________________
(1)	Source: IBGE
(2)	Source: Fundação Getúlio Vargas
(3)	Source: Consumer Price Index—IBGE
(4)	Source: Brazilian Central Bank

Foreign Exchange and Interest Rate Exposure

     Our current cost of financing is not materially exposed to exchange rate risk. At December 31, 2004, approximately 30.2% of our indebtedness, or R$1,596.4 million, was denominated in foreign exchanges (U.S. dollars, Japanese Yens and Cesta de Moedas), not including hedge adjustments. At December 31, 2004, we hedged approximately 48.1% of our indebtedness in foreign currency. For the year ended December 31, 2004, loss on foreign currency and monetary restatement amounted to approximately R$4.6 million, due to the appreciation of the real against the U.S. dollar. We also face foreign exchange risk because a significant portion of our equipment costs, such as costs relating to switching centers and software used for upgrading network capacity, are denominated in U.S. dollars. Historically, approximately 35.0% our total capital expenditures have been U.S. dollar denominated. See Item 11 "Quantitative and Qualitative Disclosures About Market Risk—Quantitative Information About Market Risk—Exchange Rate Risk."

     We are exposed to interest rate risk as a consequence of our floating rate debt. At December 31, 2004, 99.6% of our reais-denominated interest-bearing liabilities bore interest at floating rates, not including hedge adjustments. We have not entered into derivative contracts or made other arrangements to hedge against this risk. Accordingly, if market interest rates (principally the TJLP (the Brazilian federal long-term interest rate) and the CDI (the Brazilian interbank deposit rate)) rise in the future, our financing expenses will increase. Furthermore, at December 31, 2004, approximately 50.2% of our foreign currency denominated debt bore interest at floating rates based on either LIBOR or LIBOR Yen, not including hedge adjustments. At December 31, 2004, the six-month LIBOR was 2.8% per annum and the six-month LIBOR Yen was 0.1% per annum.

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

General Trends of the Telecommunications Services Industry

     In 1998, Brazil had approximately 20.0 million fixed-line telephones and by the end of 2004, there were 42.5 million. According to Anatel, wireless subscribers increased from 7.4 million in 1998 to 65.6 million in 2004. Since mid-2003, we have been observing a stabilization in the growth of the fixed-line telecommunications services market, while the wireless telecommunications services segment of our industry continues to experience consistent growth.

     We do not expect future material increases in the number of installed fixed-lines and revenues from basic fixed-line telecommunications services; however, we do expect to generate revenues from wireless telecommunications services. By owning both wireless and fixed-line telecommunications services networks, we expect to be able to minimize our interconnection costs for outgoing calls and maximize interconnection revenues from incoming calls. If we are able to complete the transactions comtemplated in the Merger Agreeement, we expect to realize savings from our most-favored customer status and benefit from other operational agreements. We also expect an increase in revenues from our data transmission services due to the increased demand for our ADSL and other data transmission services.

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

     The entry of new competitors in the local market, the long distance market or the other markets in which we compete may have an adverse impact on our business, financial condition, results of operations or prospects. The extent of any adverse effects on our results of operations and market share from competition will depend on a variety of factors that cannot now be assessed with precision, some of which are beyond our control. Among these factors are the technical and financial resources available to our competitors, their business strategies and capabilities, consolidation of competitors, prevailing market conditions, the regulations applicable to us and to the new entrants, including those pertaining to providers of wireless telecommunications services, and the effectiveness of our efforts to be prepared for increased competition.

Attainment of Certification that the Universalization Targets set forth by Anatel have been met

     On January 19, 2004, Anatel certified the accomplishment of our network expansion and universal service targets established in our concession contract. We thereby received authorization to provide (i) local and intraregional long-distance services in Regions I and III; (ii) international long-distance services in Regions I, II and

III; (iii) interregional long-distance services to anywhere within Brazil; (iv) wireless telecommunications services in our region; and (v) corporate data services throughout Brazil.

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

U.S. GAAP Reconciliation

     We prepare our Consolidated Financial Statements in accordance with Brazilian GAAP, which differ in certain significant respects from U.S. GAAP. The following table sets forth a comparison of our net income (loss) and shareholders' equity in accordance with Brazilian GAAP and U.S. GAAP as of the dates and for the periods indicated:

	At and for the year ended December 31,

	2002	2003	2004

	Thousands of reais
Net income (loss) in accordance with:
Brazilian GAAP	(11,619)	(507,435)	98,840
U.S. GAAP	317,280	(287,739)	284,907

Shareholders' equity in accordance with:
Brazilian GAAP	7,623,790	6,840,962	6,481,365
U.S. GAAP	7,812,024	7,256,440	7,072,120

     See Note 33 to our Financial Statements for a description of the principal differences between Brazilian GAAP and U.S. GAAP as they relate to us, and a reconciliation of net income (loss) and shareholders' equity for the dates and periods indicated therein.

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

  provisions for contingencies;
  deferred income taxes; and
  provision for pensions.

Goodwill Impairment

     In connection with SFAS 142's transitional goodwill impairment evaluation, we are required to perform an assessment of whether there was an indication that goodwill is impaired as of the date of adoption. To accomplish this, we were required to identify our reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. We were required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit within six months of January 1, 2002. To the extent the carrying amount of a reporting unit exceeded the fair value of the reporting unit, we would be required to perform the second step of the transitional impairment test, as this would be an indication that the reporting unit goodwill may be impaired. Under Brazilian GAAP, the amount of goodwill and other intangible asset impairment, if any, is measured based on projected undiscounted future operating cash flows.

     Under the terms of the operating concessions granted by the Brazilian Federal Government, we are obliged to provide a certain minimum level of services over the entire area covered by our fixed-line operating licenses. Also, we do not possess specific financial information to determine an allocation of assets and liabilities in a level below the consolidated business nor do we manage different areas of the concession as if they were separate businesses. We therefore consider the entire fixed-line business to be one reporting unit and accordingly we determined the fair value, under U.S. GAAP, or the projected undiscounted future operating cash flows, under Brazilian GAAP, of our entire fixed-line business.

     A determination of the fair value and the undiscounted future operating cash flows of our fixed-line business requires management to make certain assumptions and estimates with respect to projected cash inflows and outflows related to future revenues and expenditures and expenses. These assumptions and estimates can be influenced by different external and internal factors, such as economic tendencies, industry trends, interest rates, changes in our business strategies and changes in the type of services we offer to the market. The use of different assumptions and estimates could significantly change our financial statements. For example, if we had used more conservative assumptions and estimates the expected future net cash flow may had lead us to recognize impairment charges on goodwill, which would have decreased our results of operations and shareholders' equity In viewing all of our fixed-line assets and liabilities as one reporting unit and performing an initial assessment on this reporting unit including the assumptions and estimates that we considered appropriate, we were not required to recognize any impairment loss under either, U.S. GAAP or Brazilian GAAP.

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

     We consider revenue recognition to be a critical accounting policy, because of the uncertainties caused by different factors such as the complex information technology required, high volume of transactions, fraud and piracy, accounting regulations, management's determination of collectibility and uncertainties regarding our right to receive certain revenues (mainly revenues for usage of our network). Significant changes in these factors could cause us to fail to recognize revenues or to recognize revenues that we may not be able to realize in the future, despite our internal controls and procedures. We have not identified any significant need to change our revenue recognition policy for U.S. GAAP or for Brazilian GAAP.

Allowance for doubtful accounts

     Under Brazilian GAAP and U.S. GAAP, we provide an allowance for doubtful accounts for accounts receivables for which recoverability is considered doubtful. We based our estimate on our historical collection experience and a review of the current status of all trade accounts receivable. This estimate considers the ratio of historical losses applied to the different categories of all outstanding amounts receivable from our customers. Additional allowance may be required in case the value of our estimated allowance for doubtful accounts differs from the amounts not actually collected due to a deterioration in the financial condition of our customers or otherwise.

Depreciation of property, plant and equipment

     Under Brazilian GAAP and U.S. GAAP, depreciation of property, plant and equipment is provided using the straight-line method based on the estimated useful lives of the underlying assets and in accordance with tax rules. The principal depreciation rates are shown in Note 17 to the Consolidated Financial Statements. Given the complex nature of our property, plant and equipment, the estimates of useful lives require considerable judgment and are inherently uncertain, due to rapidly changing technology and industry practices, which could cause early obsolescence of our property, plant and equipment. If we materially change our assumptions of useful lives and if external market conditions require us to determine the possible obsolescence of our property, plant and equipment, our depreciation expense, obsolescence write-off and consequently net book value of our property, plant and equipment could be materially different.

Valuation of property, plant and equipment

     In accordance with SFAS 144, long-lived assets, such as property, plant, and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. Under Brazilian GAAP, the recoverability of assets as mentioned above, if negative, would indicate the amount that would be considered impaired.

     A determination of the fair value of an asset requires management to make certain assumptions and estimates with respect to projected cash inflows and outflows related to future revenues and expenditures and expenses. These assumption and estimates can be influenced by different external and internal factors, such as economic tendencies, industry trends, interest rates and changes in the marketplace. The use of different assumptions and estimates could significantly change our financial statements, for example if we had used more conservative assumptions and estimates the expected future net cash flow may had lead us to recognize impairment charges on our property, plant and equipment, which would had decreased our results of operations and shareholders' equity. No impairment losses have been recognized for any of the periods presented.

Provisions for contingencies

     Under Brazilian GAAP and U.S. GAAP, provisions for contingencies are recognized for the amounts of probable losses based on legal advice from our in-house and external legal counsel and management's opinion of the outstanding contingent matters at the balance sheet date. We continually evaluate the provisions for contingencies based on changes in relevant facts, circumstances and events, such as judicial decisions, that may impact the estimates, which could have material impact on our results of operations and shareholders' equity. While management believes that the current provisions for contingencies is adequate, there can be no assurance that these factors will not change in the future.

Deferred income taxes

     We compute and pay income taxes based on results of operations under Brazilian Corporation Law, which are significantly different from the Brazilian GAAP figures that are presented in our financial statements in this annual report. Please see note 2b and 2c for more detailed description of the differences between Brazilian Corporation Law and Brazilian GAAP. Under Brazilian GAAP and U.S. GAAP, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review the deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that the deferred tax assets will not be realized, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. When performing such reviews, we are required to make significant estimates and assumptions about future taxable income. In order to determine future taxable income, we need to estimate future taxable revenues and deductible expenses, which are subject to different external and internal factors, such as economic tendencies, industry trends, interest rates, changes in our business strategies and changes in the type of services we offer to the market. The use of different assumptions and estimates could significantly change our financial statements. For example, if we had used more conservative assumptions and estimates with respect to our expected future taxable income, we would be required to recognize valuation allowance charges on deferred income tax assets, which would decrease our results of operations and shareholders' equity. If we operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates, the time period within which the underlying temporary differences become taxable or deductible, or any change in our future projections, we could be required to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase of our effective tax rate and a material adverse impact on our operating results.

Provision for pensions

     In relation to the post-retirement pension liabilities, we are required to make assumptions and estimates regarding interest rates, investment returns, levels of inflation for future periods, mortality rates and projected employment levels. The accuracy of these assumptions and estimates will determine whether we have created sufficient reserves for accrued pension and medical health care costs and the amount we are required to provide each year as our post-retirement pension costs. These assumptions and estimates are subject to significant fluctuations due to different external and internal factors, such as economic trends, social indicators, our capacity to create new jobs and our ability to retain our employees. If these assumptions and estimates are not accurate, we may be required to review our provisions for pensions, which could materially reduce the results of our operations and shareholders' equity.

New Accounting Pronouncements

      In May 2003 FASB Statement 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued. This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope. For the Company, the Statement was effective for instruments entered into or modified after May 31, 2003 and otherwise was effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the Statement will be effective for the Company on January 1, 2005. The effective date has been deferred indefinitely for certain types of mandatorily redeemable financial instruments. The Company currently does not have any financial instruments that are within the scope of this Statement.

     In December 2003, FASB Statement 132 (revised), Employers' Disclosures about Pensions and Other Postretirement Benefits, was issued. Statement 132 (revised) prescribes employers' disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. The Statement retains and revises the disclosure requirements contained in the original Statement 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The new annual disclosure requirements became effective for the Company as of the year ended December 31, 2004. Disclosures required by this standard are included in the notes to our consolidated financial statements.

     In December 2003, the FASB issued Interpretation 46 (revised December 2003), Consolidation of Variable Interest Entities, which addresses how business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate this entity. FIN 46R replaces FASB Interpretation 46, Consolidation of Variable Interest Entities, which was issued in January 2003. The Company was required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIEs initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure assets, liabilities and noncontrolling interests of the VIE. The adoption of FIN 46R did not have a material effect on the Company's financial statements.

     In December 2004, the FASB issued FASB Statement 123 (revised 2004), Share-Based Payment, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This Statement is a revision to Statement 123 and supersedes APB Opinion 25, Accounting for Stock Issued to Employees, and its related implementation guidance. Management of the Company does not expect any significant impact on the Company's financial statements by applying this pronouncement.

     In December 2004, the FASB issued FASB Statement 151, Inventory Costs, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under this Statement, such items will be recognized as current-period charges. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for the Company for inventory costs incurred on or after January 1, 2006. Management of the Company does not expect any significant impact on the Company's financial statements by applying this pronouncement.

     In December 2004, the FASB issued FASB Statement 153, Exchanges of Nonmonetary Assets, which eliminates an exception in APB 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This Statement will be effective for the Company for nonmonetary asset exchanges occurring on or after January 1, 2006. Management of the Company does not expect any significant impact on the Company's financial statements by applying this pronouncement.

     In March 2005, the FASB issued FASB Interpretation 47, “Accounting for Conditional Asset Retirement Obligations”, which clarifies the term conditional asset retirement obligation as used in SFAS 143, “Accounting for Asset Retirement Obligations”, as a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The Company adopted SFAS 143 effective January 1, 2003, and currently does not expect that the adoption of the Interpretation 47 will have a material impact on the Company’s results of operation or financial position.

     In May 2005, the FASB issued FASB Statement 154, “Accounting Changes and Error Corrections”, which replaces APB Opinion 20, “Accounting Changes”, and FASB Statement 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

Results of Operations for the Years Ended December 31, 2002, 2003 and 2004

     The following discussion is based on and should be read in conjunction with our audited consolidated financial statements, as well as under the caption "Summary Information." The data at December 31, 2002, 2003 and 2004 have been derived from our audited consolidated financial statements, prepared in accordance with Brazilian GAAP. Investors should note that financial statements prepared in accordance with Brazilian GAAP differ from financial statements prepared in accordance with Brazilian Corporation Law in the methodology used for the recognition of inflation. Pursuant to Brazilian GAAP our audited financial statements as of and for the years ended December 31, 2002, 2003, and 2004 no longer recognize the effects of inflation after January 1, 2001 and are not restated in constant reais. Brazilian GAAP when applied to us differs in certain important respects from U.S. GAAP. See Note 33 to our Financial Statements for (i) a summary of the principal differences between Brazilian GAAP and U.S. GAAP as they relate to us, and (ii) a reconciliation to U.S. GAAP of shareholders' equity as of December 31, 2003 and 2004 and net income (loss) for each of the years ended December 31, 2002, 2003 and 2004.

     The following table sets forth certain components of our net income (loss), as well as the percentage change from the prior year, for 2002, 2003 and 2004.

	Year ended December 31,			Percentage change

	2002	2003	2004	2002-2003	2003-2004

	(thousands of reais, except percentages)

Net operating revenues	7,071,368	7,915,194	9,064,855	11.9	14.5
Cost of services	5,163,861	5,472,142	6,142,645	6.0	12.3

Gross profit	1,907,507	2,443,052	2,922,210	28.1	19.6
Operating expenses
Selling expenses	763,375	821,656	1,086,946	7.6	32.3
General and administrative expenses	661,060	847,074	998,592	28.1	17.9
Other net operating expenses (income)	(118,496)	214,953	61,198	N/A	(71.5)

Operating income before net financial expenses	601,568	559,369	775,474	(7.0)	38.6
Net financial expenses	618,899	844,802	579,514	36.5	(31.4)

Operating income (loss)	(17,331)	(285,433)	195,960	1,547.1	N/A
Net non-operating expenses	64,497	541,691	112,073	739.9	(79.3)
Employees' profit share	41,387	1,076	53,783	(97.4)	4,898.4

Income (loss) before taxes and minority
interests	(123,215)	(828,200)	30,104	572.2	N/A
Income and social contribution tax benefits	111,596	320,751	75,012	187.4	(76.6)

Income (loss) before minority interests	(11,619)	(507,449)	105,116	4,267.4	N/A
Minority interests	—	14	(6,276)	N/A	N/A

Net income (loss)	(11,619)	(507,435)	98,840	4,267.3	N/A

Net Operating Revenues

We generate operating revenues from:

  local services, including monthly subscription charges, measured service charges, public telephones and additional services;
  long-distance services;
  mobile services;
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

     The following table sets forth certain components of our consolidated net operating revenues, as well as the percentage change from the prior year, for 2002, 2003 and 2004.

	Year ended December 31,			Percentage change

	2002	2003	2004	2002-2003	2003-2004

	(thousands of reais, except percentages)
Local services:
Monthly subscription charges	2,656,631	2,858,002	3,110,050	7.6	8.8
Measured service charges	3,106,544	3,490,010	3,655,450	12.3	4.7
Public telephones	341,766	394,525	478,805	15.4	21.4
Other	149,643	147,434	126,260	(1.5)	(14.4)

Total local services	6,254,584	6,889,971	7,370,565	10.2	7.0
Long-distance services:
Intraregional	1,748,190	1,923,094	2,393,997	10.0	24.5
Interregional and International	594	562	248,909	(5.3)	44,189.8

Total long-distance services	1,748,784	1,923,656	2,642,906	10.0	37.4
Data transmission	504,979	766,196	1,068,779	51.7	39.5
Network services	1,021,308	1,050,821	970,422	2.9	(7.6)
Mobile services	-	-	87,904	-	N/A

Other	310,025	446,737	622,866	44.1	39.4

Gross operating revenues	9,839,680	11,077,381	12,763,442	12.6	15.2
Value added and other indirect taxes	(2,670,871)	(3,042,487)	(3,579,541)	13.9	17.6
Discounts	(97,441)	(119,700)	(119,046)	22.8	(0.5)

Net operating revenues	7,071,368	7,915,194	9,064,855	11.9	14.5

     Net operating revenues increased 14.5% to R$9,064.9 million in 2004 from R$7,915.2 million in 2003. This growth in net revenues was principally due to: (i) the beginning of interregional and international services offer; (ii) a 39.5% increase in revenues from data transmission resulting from (a) an 89.9% increase in our ADSL accesses in service, (b) a 46.5% increase in our IP accesses (Dedicated IP, IP Light and IP Turbo) in service, and (c) a 10.7% increase in the number of our Frame Relays in service at December 31, 2004; and (iii) rate adjustments.

     Net operating revenues increased 11.9% to R$7,915.2 million in 2003 from R$7,071.4 million in 2002. This growth in net revenues was principally due to: (i) a 10.2% increase in revenues from local services resulting from a 6.7% increase in the average number of lines in service to approximately 9.7 million during 2003 from approximately 9.1 million in 2002; (ii) a 51.7% increase in revenues from data transmission resulting from (a) a 100.4% increase in our ADSL accesses in service, (b) a 91.7% increase in our IP accesses (Dedicated IP, IP Light and IP Turbo) in service, and (c) a 26.8% increase in the number of our Frame Relays in service at December 31, 2003; and (iii) rate adjustments.

Revenues from Local Service

     Total revenues from local services increased by 7.0% to R$7,370.6 million in 2004 from R$6,890.0 million in 2003. This increase was primarily due to rate adjustments and achieved despite the decreasing penetration of fixed-line telecommunications services in our region, represented by a decrease in telephone density in our region of 22.4 lines in service per 100 inhabitants at December 31, 2004 from 23.4 lines in service per 100 inhabitants at December 31, 2003. The total number of lines in service decreased to 9.5 million at December 31, 2004 from 9.9 million at December 31, 2003.

     Total revenues from local services increased by 10.2% to R$6,890.0 million in 2003 from R$6,254.6 million in 2002. This increase was primarily due to rate adjustments as well as the increasing penetration of telecommunications services in our region, represented by an increase in telephone density in our region of 23.4 lines in service per 100 inhabitants at December 31, 2003 from 23.1 lines in service per 100 inhabitants at December 31, 2002. The total number of lines in service increased to 9.9 million at December 31, 2003 from 9.5 million at December 31, 2002.

     Monthly Subscription Charges

     Total revenues from monthly subscription charges increased by 8.8% to R$3,110.0 million in 2004 from R$2,858.0 million in 2003. This revenue growth is primarily due to the rate adjustments of 15.1% and 26.2% to residential and non-residential clients, respectively. The increase in monthly subscription charges was partially offset by the decrease in lines in service and our continued offering of alternative plans to clients who requested line cancellations in areas where we have idle capacity. These alternative plans were implemented for the purpose of retaining clients in these areas.

     Total revenues from monthly subscription charges increased by 7.6% to R$2,858.0 million in 2003 from R$2,656.6 million in 2002. This revenue growth is primarily due to the increase in the average number of lines in service during the period, as well as to the rate increase to residential and non-residential clients of 17.2% . The increase in monthly subscription charges was partially offset by our continued offering of alternative plans to clients who requested line cancellations in areas where we have idle capacity. These alternative plans were implemented for the purpose of retaining clients in these areas.

     Measured Service Charges

     Total revenues from measured service charges, which include charges for pulses used in excess of the fixed monthly allowance and charges for local fixed-line to mobile handsets, increased by 4.7% to R$3,655.5 million in 2004 from R$3,490.0 million in 2003. This increase was primarily due to a 5.7% increase in revenues from calls made from a fixed-line to mobile handsets inside the mobile subscriber's home area ("VC-1"), resulting from an increase in 2004 in the number of mobile lines in our region of 51.5%, according to Anatel estimates, offset by a decrease in telephone density in our region. The increase in VC-1 revenues was partly offset by a decrease in total billed pulses.

     Total billed pulses, which are the number of pulses that exceed the fixed monthly allowance decreased by 9.7% to approximately 10.8 billion in 2004. A pulse represents an average of 2.5 minutes of call time. Besides the decrease in telephone density, the number of billed pulses per average lines in service per month decreased to 93.0 in 2004, compared to 103.2 in 2003. This decrease in billed pulses is consistent with the industry-wide trend of fixed-to-mobile substitution and increased use of our ADSL service instead of our dial-up connections.

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

     Total billed pulses decreased by 8.1% to approximately 12.0 billion in 2003. Despite the increase in telephone density, the number of billed pulses per average lines in service per month decreased to 103.2 in 2003, compared to 119.9 in 2002, reflecting our increasing penetration into lower income households. This decrease in billed pulses also reflects lower overall economic growth during 2003, and is consistent with the industry-wide trend of fixed-to-mobile substitution and increased use of our ADSL service instead of our dial-up connections. By not automatically disconnecting delinquent clients at switch centers with idle capacity, we were able to continue to realize revenues by blocking only their outgoing calls, enabling such clients to continue to generate fees for network service usage on calls they were permitted to receive on their blocked lines.

     Public Telephones

     Total revenues from public telephones increased by 21.4% to R$478.8 million in 2004 from R$394.5 million in 2003, primarily due to the rate increase of 14.3%, partially offset by a 2.5% decrease in the number of public phone services, which is the total call time purchased by clients on phone cards, to 5.82 billion credits in 2004 from 5.97 billion credits in 2003. Our revenues from public phone credits are generated from local and long-distance calls made from public payphones in our region using our prepaid telephone cards. This increase in our revenue from public phone credits was partially driven by an increase in public phone usage by prepaid mobile phone subscribers, because the rates charged for outgoing calls on fixed-line public telephones are lower than the rates charged on outgoing calls from prepaid mobile phones.

     Total revenues from public telephones increased by 15.4% to R$394.5 million in 2003 from R$341.8 million in 2002, primarily due to the rate increase of 17.2%, as well as a 1.9% increase in the number of public phone credits to 5.97 billion credits in 2003 from 5.86 billion credits in 2002. This increase in our revenue from public phone credits was partially driven by an increase in public phone usage by prepaid mobile phone subscribers, because the rates charged for outgoing calls on fixed-line public telephones are lower than the rates charged on outgoing calls from prepaid mobile phones. The increase in public telephone revenues was also due to a 1.0% increase in the number of public telephones in service to 296,270 at December 31, 2003 from 293,282 at December 31, 2002.

     Other Local Services

     Total revenues from other local services which consist primarily of installation fees, address change and collect calls decreased by 14.4% to R$126.3 million in 2004 from R$147.4 million in 2003, due to a decrease in address change and collect calls revenues. Address change revenues decreased to R$26.8 million in 2004 from R$34.6 million in 2003 primarily as a result of the decrease in the number of address changes from 499,767 in 2003 to 446,436 in 2004. Collect calls revenues decreased to R$49.8 million in 2004 from R$61.9 million in 2003, principally due to the increase of 51.5% in 2004 in the number of mobile lines in our region, according to Anatel estimates.

     Total revenues from other local services decreased by 1.5% to R$147.4 million in 2003 from R$149.6 million in 2002, due to a decrease in line rental revenues offset by an increase in installation revenues. Line rental revenues decreased to R$2.2 million in 2003 from R$5.2 million in 2002 as a result of the movement of some customers from rented lines to regular services in connection with our new promotional plans. Installation revenues increased to R$35.5 million in 2003 from R$32.6 million in 2002, principally due to a reduction in the discounts we offered with respect to installation fees as part of our periodic promotional plans.

Revenues from Long-Distance Services

     At December 31, 2004, our revenues from long-distance services consisted primarily of intraregional (intrastate and interstate), interregional and international long-distance calls (both fixed-fixed and fixed-mobile).

     Intraregional Long-distance

     Our revenues from intraregional long-distance services increased by 24.5% to R$2,394.0 million in 2004 from R$1,923.1 million in 2003. This increase is due to: (i) a 56.3% increase in VC-2 minutes and a 311.0% increase in VC-3 minutes, which was fueled by the growth in the number of mobile subscribers in our region and the use of the CSC 14 in mobile calls, resulting in a combined increase in VC-2 and VC-3 fixed-mobile revenues to R$916.8 million in 2004 from R$473.1 million in 2003; (ii) the 3.2% average rate increase in the long-distance services basket in 2004; (iii) the increase in our estimated average market share to 90.3% from 90.1% in the intrastate segment, and to 79.5% from 78.1% in the interstate segment, due to our targeted and focused television, radio and newspaper advertising campaigns; and (iv) a 0.2% increase in the average number of lines in service, with a 9.8% decrease in traffic per line in 2004. VC-2 minutes are fixed-mobile minutes for calls generally made from a fixed-line to a mobile handset outside the mobile subscriber's home area but inside the region where the respective mobile operator provides service. VC-3 minutes are fixed-mobile minutes for calls generally made from a fixed-line to a mobile handset outside the mobile subscriber's home area and outside the region where the respective cellular provider provides service.

     Our revenues from intraregional long-distance services increased by 10.0% to R$1,923.1 million in 2003 from R$1,748.2 million in 2002. This increase is due to: (i) a 6.7% increase in the average number of lines in service, with a 13.9% decrease in traffic per line in 2003; (ii) a 5.8% decrease in VC-2 minutes and a 21.9% increase in VC-3 minutes, which was fueled by the growth in the number of mobile subscribers in our region and resulted in a combined increase in VC-2 and VC-3 fixed-mobile revenues to R$473.1 million in 2003 from R$385.1 million in the corresponding period in 2002; (iii) the 12.55% average rate increase in the long-distance services basket in 2003; and (iv) the increase in our estimated average market share to 90.1% from 86.5% in the intrastate segment, and to 78.1% from 73.0% in the interstate segment, due to our targeted and focused television, radio and newspaper advertising campaigns.

     Interregional and International Long-distance

     Since January 2004, we have been authorized to provide interregional and international long distance services. In 2003, revenues from interregional and international long-distance calls consist primarily of long-distance calls to bordering cities adjacent to our region. Revenues from interregional and international long-distance services increased by 44,189.8% to approximately R$248.9 million in 2004, from approximately R$562,000 in 2003. The increase in 2004 was primarily due to the offering of interregional and international long-distance services on a national scale since January 2004. Our estimated market share in 2004 was of 35.6% and 23.8% in the interregional and international segments, respectively.

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

Revenues from Data Transmission

     Total revenues from data transmission, which include revenues from ADSL, ATM, DialNet, Frame Relay and Dedicated IP, increased by 39.5% to R$1,068.8 million in 2004 from R$766.2 million in 2003. This growth was due to the 89.9% increase in the number of ADSL accesses in service to approximately 535,457 on December 31, 2004 from 281,900 accesses in service on December 31, 2003, which generated average revenues per line of approximately R$89.5 during 2004, stable compared to the R$90.1 observed in 2003. In addition, the 46.5% increase in the number of IP accesses (Dedicated IP, IP Light and IP Turbo) in service to 7,408 at December 31, 2004 from 5,057 at December 31, 2003 and the 10.7% increase in the number of Frame Relay accesses in service to 14,480 at December 31, 2004 from 13,080 at December 31, 2003 also contributed to the higher revenues from data transmission over the period. The increase in ADSL subscribers was driven by increased residential demand while the increase in IP and Frame Relay accesses was due to increased corporate demand. Overall growth in all data transmission services was due to the expansion of our corporate client base and our ability to provide integrated solutions to our customers through targeted and focused marketing campaigns.

     Total revenues from data transmission increased by 51.7% to R$766.2 million in 2003 from R$505.0 million in 2002. This growth was due to the 100.4% increase in the number of ADSL accesses in service to approximately 281,900 at December 31, 2003 from 140,690 accesses in service at December 31, 2002, which generated average revenues per line of approximately R$90.1 during 2003, an increase of 31.0% from approximately R$68.8 in 2002. In addition, the 91.7% increase in the number of IP access (Dedicated IP, IP Light and IP Turbo) in service to 5,057 at December 31, 2003 from 3,638 at December 31, 2002 and the 26.8% increase in the number of Frame Relay accesses in service to 13,080 at December 31, 2003 from 10,319 at December 31, 2002 also contributed to the higher revenues from data transmission over the period. The increase in ADSL subscribers was driven by increased residential demand while the increase in IP and Frame Relay accesses was due to increased corporate demand. Overall growth in all data transmission services was due to the expansion of our corporate client base and our ability to provide integrated solutions to our customers through targeted and focused marketing campaigns.

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

     Total revenues from network services decreased by 7.6% to R$970.4 million in 2004, from R$1,050.8 million in 2003, due to our entrance in the interregional and international segments. Since we provide these services, we no longer receive interconnection fees from other telecommunications companies. Total revenues from interconnection fees consisted of R$468.0 million from fixed-to-fixed traffic (R$607.1 million in 2003), R$263.3 million from mobile-to-fixed traffic (R$228.2 million in 2003) and R$239.1 million from leasing fees (R$215.5 million in 2003). This increase in interconnection fees from mobile-to-fixed traffic was due primarily to the growth in the number of mobile accesses in our region and, consequently, higher mobile traffic on our network combined with an increase in rates.

     Total revenues from network services increased by 2.9% to R$1,050.8 million in 2003, from R$1,021.3 million in 2002, due to the increase in revenues generated from interconnection fees, which represent the majority of revenues from network services (R$835.3 million in 2003). Total revenues from interconnection fees consisted of R$607.1 million from fixed-to-fixed traffic and R$228.2 million from mobile-to-fixed traffic. This increase in total revenue from interconnection fees was due primarily to the growth in the number of mobile accesses in our region and, consequently, higher mobile traffic on our network combined with an increase in rates.

Mobile Services

     In September 2004 we started offering mobile services through our subsidiary 14 Brasil Telecom Celular S.A. Total revenues from mobile services reached R$87.9 million, consisting of: (i) R$69.7 million in sales of handsets and others; and (ii) R$18.2 million derived from services, primarily monthly subscription charges, which accounted for R$10.2 million at December 2004. By the end of 2004 we had approximately 620,000 mobile subscribers.

Revenues from Other Services

     Other services consist primarily of supplementary and value-added services such as toll-free, call forwarding and caller ID. Total revenues from other services increased by 39.4% to R$622.9 million in 2004 from R$446.7 million in 2003. Revenues from supplementary and value-added services increased by 18.5% to R$422.4 million in December 31, 2004 from R$356.5 million in 2003. This growth was due to increased advertising campaigns promoting value-added services as part of our strategy to increase average revenue per line.

     Total revenues from other services increased by 44.1% to R$446,7 million in 2003 from R$310.0 million in 2002. Revenues from supplementary and value-added services increased by 27.9% to R$356.5 million in December 31, 2003 from R$278.8 million in 2002.

Charges Against Gross Operating Revenues

     Value-added and Other Indirect Taxes

     The principal taxes deducted from gross operating revenues are state value added taxes "ICMS", the federal social contribution taxes, PIS and COFINS, and the telecommunications contributions, FUST and FUNTTEL. We collect these taxes from our customers and transfer them to the appropriate governmental entities. The current average rate of ICMS is 25.0% . However, the ICMS tax rate varies in some states. In the state of Rondônia, for example, the ICMS tax rate is 35.0%, while in the state of Mato Grosso, the ICMS tax rate is 30% and in the state of Goias, the ICMS tax rate is 26.0% . PIS and COFINS are currently imposed at a combined rate of 3.65% of gross operating revenues from telecommunications services. FUST and FUNTTEL are currently imposed at a combined rate of 1.5% of gross operating revenues, net of certain deductions.

     The total amount of value-added and other taxes increased by 17.6% to R$3,579.5 million in 2004 from R$3,042.5 million in 2003. The rate of growth in value-added and other taxes reflects the rate of growth in our gross operating revenue during the period and the change in revenue mix, as there is less tax applicable to certain services, such as interconnection services.

     The total amount of value-added and other taxes increased by 13.9% to R$3,042.5 million in 2003 from R$2,670.9 million in 2002. The rate of growth in value-added and other taxes reflects the rate of growth in our gross operating revenue during the period and the change in revenue mix, as there is less tax applicable to certain services, such as interconnection services.

     Discounts

     Discounts are generally divided into rebates on: (i) pre-paid telephone cards (typically having commissions of approximately 10.0% over the face amount sold), (ii) local wireline calls, (iii) long-distance calls, and (iv) intelligent network services (such as caller ID, call forwarding and conference calling). Discounts reached R$119.0 million in 2004, stable compared to R$119.7 million in 2003.

     Discounts increased 22.8% to R$119.7 million in 2003 from R$97.4 million in 2002, primarily due to an increase in the promotions we offered to maintain our customer base.

Cost of Services

     Total cost of services increased by 12.3% to R$6,142.6 million in 2004 from R$5,472.1 million in 2003. Our cost of services increased primarily as a result of an increase in interconnection costs payable to other operators for completing calls originating on our network. However, as a percentage of net operating revenues, cost of services decreased to 67.8% in 2004 from 69.1% in 2003, primarily due to reductions in personnel costs and materials costs.

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

     The following table sets forth certain components of our cost of services, as well as the percentage change from the prior year, for 2002, 2003 and 2004.

	Year ended December 31,			Percentage change

	2002	2003	2004	2002-2003	2003-2004

	(thousands of reais, except percentages)
Cost of Services:
Depreciation and amortization	2,635,014	2,535,001	2,498,734	(3.8)	(1.4)
Personnel	144,581	129,404	120,172	(10.5)	(7.1)
Mobile handsets and accessories	-	-	113,642	-	N/A
Materials	78,759	84,262	66,413	7.0	(21.2)
Services	2,057,838	2,370,454	2,959,656	15.2	24.9
Other	247,669	353,021	383,828	42.5	8.7
Total cost of services	5,163,861	5,472,142	6,142,645	6.0	12.3

Depreciation and Amortization

     Total depreciation and amortization costs decreased by 1.4% to R$2,498.7 million in 2004 from R$2,535.0 in 2003, due to a decrease in depreciation costs associated with CRT assets resulting from the disposal of such assets which occurred at the end of 2003 which was partially offset by an increase in depreciation costs associated with the expansion of our network in 2004, especially our data communications network.

     Total depreciation and amortization costs decreased by 3.8% to R$2,535.0 million in 2003 from R$2,635.0 in 2002, due to a decrease in depreciation costs associated with CRT assets resulting from the disposal of such assets which occurred at the end of the 2003 which was partially offset by an increase in depreciation costs associated with the expansion of our network in 2003, through an increase in lines installed to 10.7 million at December 31, 2003 from 10.6 million at December 31, 2002.

Personnel

     Total personnel costs decreased by 7.1% in 2004 to R$120.2 million from R$129.4 million in 2003. This decrease in personnel costs was primarily due to reclassification, in 2003, of R$12.5 million of employees' profit share to personnel expenses as a result of a CVM instruction that requires that employees' profit share be classified as a personnel expense when a net loss is realized. On December 31, 2004, we had approximately 6,680 employees, of which 881 relate to our mobile operations, an increase from 5,260 employees at December 31, 2003.

     Total personnel costs decreased by 10.5% in 2003 to R$129.4 million from R$144.6 million in 2002. This decrease in personnel costs was primarily due to the outsourcing of maintenance services for our network, which resulted in a net reduction in our labor force by approximately 305 employees during the period, partially offset by the reclassification, in 2003, of R$12.5 million of employees' profit share to personnel expenses as a result of a CVM instruction that requires that employees' profit share be classified as a personnel expense when a net loss is realized. At December 31, 2003, we had approximately 5,260 employees, a decrease from 5,565 employees at December 31, 2002.

Materials

     Total costs related to materials, such as plastic phone cards and materials for network maintenance (such as cables), decreased by 21.2% to R$66.4 million in 2004 from R$84.3 million in 2003. This decrease in material costs was primarily due to the transfer of costs resulting from our outsourcing of maintenance services for our network to third parties.

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

Services

     The cost of third party services, which include interconnection costs and the cost of maintaining our network infrastructure, increased by 24.9% to R$2,959.7 million in 2004 from R$2,370.5 million in 2003. This increase was due to the consolidation of expenses relating to our acquisition of Metrored, which included the maintenance of the data communication network acquired thereby, the costs related to the maintenance of the mobile network and, to a lesser extent, by the increased outsourcing of maintenance services for our network to third parties.

     Interconnection costs increased to approximately 18.0% of gross revenues, or R$2,297.5 million, in 2004 from approximately 16.1% of gross revenues, or R$1,772.1 million, in 2003. This increase was due to higher mobile penetration and the fixed-to-mobile rate increase, mostly in VC-1 as well as directly related to the use of our carrier selection code on calls originating from mobile phones, as we must pay a fee to the originating mobile phone operator to complete these calls. The increase in fixed-to-mobile telephone traffic of approximately 6.5% to approximately 4.4 billion minutes in 2004 from approximately 4.1 billion minutes in 2003 also contributed to higher interconnection cost. The increase in costs of third party services was also due to subcontractor costs associated with maintaining our network infrastructure. Subcontracted costs increased by 10.4% to R$660.7 million in 2004 from R$598.3 million in 2003 due to our increased outsourcing of maintenance and fee adjustments resulting from inflation indexing provisions in the existing maintenance contracts.

     In 2003, the total cost of third party services increased by 15.2% to R$2,370.5 million from R$2,057.8 million in 2002. This increase was due to the consolidation of expenses relating to our acquisition of Grupo BrT Cabos Submarinos which included the maintenance of the submarine cables acquired thereby and, to a lesser extent, by the increased outsourcing of maintenance services for our network to third parties. Interconnection costs increased to approximately 16.0% of gross revenues, or R$1,772.1 million, in 2003 from approximately 15.5% of gross revenues, or R$1,526.5 million, in 2002. This increase was due to the fixed-to-mobile rate increase, mostly in VC-1 as well as directly related to the use of our carrier selection code on calls originating from mobile phones, as we must pay a fee to the originating mobile phone operator to complete these calls. The increase was partially offset by a decrease in fixed-to-mobile telephone traffic of approximately 6.4% to approximately 4.1 billion minutes in 2003 from approximately 4.4 billion minutes in 2002. The increase in costs of third party services was also due to subcontractor costs associated with maintaining our network infrastructure. Subcontracted costs increased by 12.6% to R$598.3 million in 2003 from R$531.4 million in 2002 due to our increased outsourcing of maintenance and fee adjustments resulting from inflation indexing provisions in the existing maintenance contracts.

Other

     Other costs of service, which primarily include fees paid for the rental of equipment and infrastructure, insurance and a fee imposed by Anatel on providers of telecommunications services for the inspection of switching stations and wireless terminals, referred to as Taxa de Fiscalização de Telecomunicações, or FISTEL, increased by 8.7% to R$383.8 million in 2004 from R$353.0 million in 2003. This increase was primarily due to the consolidation of Metrored in the second quarter of 2004.

     Other costs of service, increased by 42.5% to R$353.0 million in 2003 from R$247.7 million in 2002. This increase was primarily due to the consolidation of iBest and Grupo BrT Cabos Submarinos in the third quarter of 2003.

Gross Profit

     Our gross profit increased in 2004 by 19.6% to R$2,922.2 million from R$2,443.1 million in 2003, as a result of an increase in our net operating revenues in 2004. As a percentage of net operating revenues, gross profit increased to 32.2% in 2004 from 30.9% in 2003.

     Our gross profit increased in 2003 by 28.1% to R$2,443.1 million from R$1,907.5 million in 2002, as a result of an increase in our net operating revenues in 2003. As a percentage of net operating revenues, gross profit increased to 30.9% in 2003 from 27.0% in 2002.

Operating expenses

     Total operating expenses, which include selling expenses, general and administrative expenses and other net operating expenses, increased by 14.0% to R$2,146.7 million in 2004 from R$1,883.7 million in 2003. This increase was primarily a result of the increase in selling, general and administrative expenses in the period, as discussed below.

     Total operating expenses increased by 44.2% to R$1,883.7 million in 2003 from R$1,305.9 million in 2002. This increase was primarily a result of the increase in general and administrative expenses in the period, as discussed below.

     The following table sets forth certain components of our operating expenses, as well as the percentage change from the prior year, for 2002, 2003 and 2004.

	Year ended December 31,			Percentage change

	2002	2003	2004	2002-2003	2003-2004

	(thousands of reais, except percentages)
Operating expenses:
Selling expenses	763,375	821,656	1,086,946	7.6	32.3
General and administrative expenses	661,060	847,074	998,592	28.1	17.9
Other net operating expenses (income)	(118,496)	214,953	61,198	N/A	(71.5)

Total operating expenses	1,305,939	1,883,683	2,146,736	44.2	14.0

Selling Expenses

     Total selling expenses increased 32.3% to R$1,086.9 million in 2004 from R$821.7 million in 2003. This increase was due primarily to (i) a 4.5% increase in expenses for salaries and bonuses relating to our sales personnel, primarily in the mobile and corporate segment, offset by the reclassification in 2003 of R$11.7 million of employees' profit share to the personnel expense component of selling expenses as a result of a CVM instruction that requires that employees' profit share be classified as personnel expense when a net loss is realized; and (ii) a 37.7% increase of bad debts and provisions for doubtful accounts (partially connected with the correspondent increase in revenues); and (iii) 56.2% increase in advertising and marketing expenses, connected with the beginning of interregional and international long distance and mobile services offer.

     Bad debts and provisions for doubtful accounts increased 37.7% in 2004 due to our increase in gross revenues combined with the change in the mix of the revenue. As a percentage of gross revenues, bad debts and provisions for doubtful accounts increased to 3.2% in 2004 from 2.7% in 2003. This increase in bad debts and provisions for doubtful accounts as a percentage of gross revenues is primarily due to the change in the mix of revenue, with higher share of long distance calls, although the continued focus on measures to control bad debt, such as the introduction of prepaid phone cards to mitigate credit risk.

     Total selling expenses increased 7.6% to R$821.7 million in 2003 from R$763.4 million in 2002. This increase was due primarily to (i) a 27.3% increase in expenses for salaries and bonuses relating to our sales personnel, primarily in the corporate segment in connection with our retention programs for corporate personnel; (ii) a 13.1% increase of bad debts and provisions for doubtful accounts (connected with the correspondent increase in revenues); and (iii) the reclassification in 2003 of R$11.7 million of employees' profit share to the personnel expense component of selling expenses as a result of a CVM instruction that requires that employees' profit share be classified as personnel expense when a net loss is realized. These increases were partially offset by a 27.3% decrease in advertising and marketing expenses.

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

General and Administrative Expenses

     Total general and administrative expenses increased 17.9% to R$998.6 million in 2004 from R$847.1 million in 2003. This increase was primarily due to an increase in (i) expenses from information technology equipment depreciation; (ii) expenses for regular office services, such as security, cleaning and maintenance; offset by (iii) the reclassification, in 2003, of R$21.5 million of employees' profit share to the personnel expense component of the general and administrative expenses. Employees' profit share is required by CVM to be classified as a personnel expense when a net loss is realized. As a percentage of net operating revenues, general and administrative expenses rose to 11.0% in 2004 from 10.7% in 2003.

     Total general and administrative expenses increased 28.1% to R$847.1 million in 2003 from R$661.1 million in 2002. This increase was primarily due to an increase in (i) expenses from information technology equipment depreciation; (ii) expenses for regular office services, such as security, cleaning and maintenance and (iii) the reclassification, in 2003, of R$21.5 million of employees' profit share to the personnel expense component of the general and administrative expenses. Employees' profit share is required by CVM to be classified as a personnel expense when a net loss is realized. As a percentage of net operating revenues, general and administrative expenses rose to 10.7% in 2003 from 9.3% in 2002.

Other Net Operating Expenses (Income)

     Total other net operating expenses decreased from R$214.9 million in 2003 to R$61.2 million in 2004. This decrease in expenses resulted primarily from (i) a decrease of R$107.5 million in provision for contingent liabilities, as a result of court decisions in the fourth quarter of 2003, which required us to regard our loss relating to a portion of these proceedings as "probable"; (ii) revenues of approximately R$125.0 million associated with the agreement entered into with Embratel; offset by (iii) the increase in expenses of approximately R$60.0 million in connection with the application of the ICMS tax on IP ports, retroactive to January 2004.

     Total other net operating expenses (income) decreased from an income of R$118.5 million in 2002 to an expense of R$215.0 million in 2003. This increase in expenses resulted primarily from an increase of R$359.7 million in provision for contingent liabilities relating mainly to the operations of the Rio Grande do Sul branch, formerly CRT. This increase in provision is a result of court decisions in the fourth quarter of 2003, which require us to regard our loss relating to a portion of these proceedings as "probable". The contingent liabilities relate to CRT's pre-existing labor, civil and tax proceedings, primarily regarding salary issues (following reallocation of CRT staff) and entitlement to bonuses in connection with dangerous working conditions. We do not expect any material losses in excess of these amounts. See Item 8 "Financial Information — Legal Proceedings."

Operating Income (Loss) Before Net Financial Expenses

     Our total operating income before net financial expenses increased by 38.6% to R$775.5 million in 2004 from R$559.4 million in 2003. As a percentage of net operating revenues, operating income before net financial expenses increased to 8.6% in 2004 from 7.1% in 2003.

     Our total operating income before net financial expenses decreased by 7.0% to an income of R$559.4 million in 2003 from an income of R$601.6 million in 2002. As a percentage of net operating revenues, operating income before net financial expenses decreased to 7.1% in 2003 from 8.5% in 2002.

Net Financial Expenses

     Total net financial expenses represent the net effect of interest income, interest expense and exchange rate and monetary restatement gain and loss. Our total net financial expenses decreased 31.4% to R$579.5 million in 2004 from R$844.8 million in 2003 primarily as a result of:

  an 18.1% decrease in our interest expense, to R$860.7 million in 2004 from R$1,050.9 million in 2003 (of which approximately 20.6% (R$177.4 million) was paid to Brasil Telecom Participações S.A., our parent company) as a result of lower interest rates in Brazil in 2004 compared to 2003, which decreased the cost of our real denominated indebtedness, as the average CDI in 2004 was 16.2% as compared to 23.3% in 2003.
-	the decrease in interest expenses was combined with an increase in our interest income to R$493.3 million in 2004 from R$302.6 million in 2003, primarily as a result of the increase in average cash balances to R$1,931.8 million in 2004 from R$1,444.4 million in 2003.

     In 2003, our net financial expenses increased 36.5% to R$844.8 million from R$618.9 million in 2002 primarily as a result of:

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

Operating Income (Loss)

     Our total operating income (loss) increased to an income of R$196.0 million in 2004 from a loss of R$285.4 million in 2003, primarily as a result of the 19.6% increase in gross profit and the 31.4% decrease in net financial expenses. As a percentage of net operating revenues, operating income (loss) increased to 2.2% of income in 2004 from 3.6% of loss in 2003.

     Our total operating loss increased 1,547.1% to R$285.4 million in 2003 from R$17.3 million in 2002, primarily as a result of the 44.2% and 36.5% increase in operating expenses and net financial expenses, respectively. As a percentage of net operating revenues, operating loss increased to 3.6% in 2003 from 0.2% in 2002

Net Non-Operating Expenses

     Net non-operating expenses consist principally of equipment disposal in connection with the modernization of our network.

     Total net non-operating expenses decreased by 79.3% to R$112.1 million in 2004 from R$541.7 million in 2003. Net non-operating expenses are comprised mainly of the amortization of goodwill we acquired as a result of the merger with CRT in December 2000. Goodwill amortization for CRT totaled R$66.6 million for the year ended December 31, 2004 (See note 8 to our audited consolidated financial statements). Besides the amortization of goodwill, in 2003 we wrote-off property, plant and equipment, related to an obsolescence study made especially for CRT, in the amount of R$387.0 million.

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

Employees' Profit Share

     According to Law 10,101/2000, all Brazilian companies may compensate employees, in addition to their salary and benefits, with profit sharing. The amount of such profit sharing is generally determined by negotiations between our company and the labor unions that represent our employees.

     Our employees' profit share increased 4,898.4% to R$53.8 million in 2004 from R$1.1 million in 2003 due to the reclassification in 2003 of R$46.3 million as personnel expenses because we realized losses under Brazilian Corporation Law. Employees' profit share is required by CVM to be classified as a personnel expense when a net loss is realized.

     Our employees' profit share decreased 97.4% to R$1.1 million in 2003 from R$41.4 million in 2002 due to the reclassification of R$46.3 million as personnel expenses because we realized losses under Brazilian Corporation Law. Employees' profit share is required by CVM to be classified as a personnel expense when a net loss is realized.

Income (Loss) Before Taxes and Minority Interests

     Our income (loss) before taxes and minority interests increased to an income of R$30.1 million in 2004 from a loss of R$828.2 million in 2003 primarily as a result of the increase in operating income and decrease in net non-operating expense. As a percentage of net operating revenues, income (loss) before taxes and minority interests increased to an income of 0.3% in 2004 from a loss of 10.5% in 2003.

     Our loss before taxes and minority interests increased 572.2% to R$828.2 million in 2003 from R$123.2 million in 2002 primarily as a result of the increase in operating loss and net non-operating expense. As a percentage of net operating revenues, loss before taxes and minority interests increased to 10.5% in 2003 from 1.7% in 2002.

Income and Social Contribution Tax Benefits (Expenses)

     Income and social contribution tax benefit decreased by 76.6% to R$75.0 million in 2004 from R$320.8 million in 2003, due to the income before taxes and minority interest of R$30.1 million in 2004 compared to a loss before taxes and minority interest of R$828.2 million in 2003.

     Income and social contribution tax benefit increased by 187.4% to R$320.8 million in 2003 from R$111.6 million in 2002, due to the increase in loss before taxes and minority interest to a loss of R$828.2 million in 2003 from a loss of R$123.2 million in 2002.

Minority Interests

     In 2004, we allocated R$6.3 million of income to minority shareholders originating from their stakes in iBest and iG.

     In 2003, we allocated R$14,000 of loss to minority shareholders originating from their stakes in iBest.

Net Income (Loss)

     Our net income (loss) increased to an income of R$98.8 million in 2004 from a loss of R$507.4 million in 2003, as a result of the increase in operating income and decrease in net non-operating expenses. As a percentage of net operating revenues, net income (loss) increased to an income of 1.1% in 2004 from a loss of 6.4% in 2003.

     Our net loss increased 4,267.3% to R$507.4 million in 2003 from R$11.6 million in 2002, as a result of the increase in operating loss and net non-operating expenses. As a percentage of net operating revenues, net loss increased to 6.4% in 2003 from 0.2% in 2002.

Liquidity and Capital Resources

Cash Flow

     The following table sets forth certain components of our source of funds or cash flows for the years ending December 31, 2002, 2003 and 2004.

	Years ended December 31,

	2002	2003	2004

	(millions of reais)
Cash flows provided by (used in):
Operating activities	2,305.9	2,477.9	3,323.7
Investing activities	(1,815.7)	(1,643.3)	(2,746.7)
Financing activities	601.4	(791.7)	355.1

Increase (decrease) in cash and cash equivalents	1,091.6	42.9	932.1

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

Cash Flows Provided by Operating Activities

     Our primary source of funds continues to be cash generated from operations. Our cash flow from operating activities increased 34.1% to R$3,323.7 million in 2004 from R$2,477.9 million in 2003. This increase is primarily due to the 14.5% increase in net operating revenues and the resulting 19.6% increase in gross profit in 2004 compared to 2003, combined with an increase in accounts payable in 2004.

Cash Flows Used in Investing Activities

     Acquisitions of property, plant and equipment continue to be our primary use of cash flow and other capital resources. Our cash flow used in investing activities increased 67.1% to R$2,746.7 million in 2004 from R$1,643.3 million in 2003. In 2004, we invested R$2,866.9 million to implement our mobile network, expand and modernize our fixed telephony network to facilitate the introduction of new products and services, enhance responsiveness to competitive challenges, increase the operating efficiency and productivity of our network and meet our network expansion and modernization goals. During the corresponding period in 2003, we invested R$1,794.0 million to expand and modernize our network.

     As part of our strategy to acquire high technology network infrastructure, we invested a total of R$476.1 million during 2004 on our acquisitions of the capital stock of MetroRED, Vant and iG. This amount is part of the total R$2,866.9 million mentioned above.

Cash Flows Provided by Financing Activities

     We realized a cash inflow from financing activities of R$355.1 million in 2004, as compared to an outflow of R$791.7 million in 2003. The change from outflow to inflow from financing activities during 2004 was primarily due to (i) R$2,427.0 million in new loans incurred in 2004, compared to R$84.6 million in new loans incurred in 2003, (ii) a R$1,252.3 million increase in loans repaid, for a total of R$1,826.3 million in loans repaid in 2004, compared to R$574.0 million in loans repaid in 2003, and (iii) a decrease in interest on shareholders' equity paid by R$61.0 million to R$208.1 million in 2004, from R$269.1 million in 2003. See Item 5 "Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness."

Increase (Decrease) in Cash and Cash Equivalents

     In 2004, our cash and cash equivalents increased by R$932.1 million to R$2,397.8 million, compared to an increase in cash and cash equivalents by R$42.9 million to R$1,465.8 million in 2003. The increase in our cash and cash equivalents was primarily due to the higher cash inflow from operating activities and financing activities, partially offset by the increase in the outflow for investing activities in 2004.

Indebtedness

     At December 31, 2004, we had R$5,281.5 million of indebtedness, an increase of 13.9% from R$4,635.8 million at December 31, 2003. Our net debt position at the end of 2004 was R$2,883.7 million, compared to R$3,170.1 million at December 31, 2003, representing a decrease of 9.0% .

      In the twelve months of 2004, our interest expense (including accrued interest) decreased by 22.1% to R$622.9 million from R$800.0 million in 2003, as a result of lower interest rates in Brazil in 2004 compared to 2003 and the following changes in indebtedness:

     New Loans

     On February 17, 2004, we issued U.S.$200.0 million 9.375% Notes due 2014 in the international market. The notes will mature on February 18, 2014 unless extended for a period of up to eighteen months from the expected maturity date. The notes have the benefit of an irrevocable standby letter of credit, as well as an insurance policy provided by the Overseas Private Investment Corporation. The net proceeds from the notes were intended to fund our 2004 and 2005 investment program.

     On March 24, 2004 we entered into a Japanese Yen 21.6 billion-loan facility arranged by Sumitomo Mitsui Banking Corporation ("SMBC"), guaranteed by the Japan Bank for International Cooperation ("JBIC") and granted by a syndicate of five commercial banks (including SMBC). The loan was contracted for a 7-year term, has a 1,5-year grace period, a 5-year amortization period, is not secured and bears interest at a rate equal to LIBOR Yen plus 1.92% per annum. Interest payments are due on September 24 and March 24 of each year. We borrowed the entire amount available under this facility on April 28, 2004 in the form of a single term loan, which was exchanged into approximately R$576.0 million and which we used to partially finance our 2003 capital expenditures.

     On July 5, 2004, we issued R$500.0 million of public non-convertible debentures guaranteed by our holding company, Brasil Telecom Participações S.A. The debentures will mature on July 5, 2009. Interest on the debentures is equivalent to the CDI rate + 1.0% per annum and is payable on a semi-annual basis, on January 5 and July 5 of each year, until the maturity of the debentures.

     On August 13, 2004, we entered into a new loan agreement with BNDES, in a total amount of R$1.27 billion, guaranteed by our holding company, Brasil Telecom Participações S.A. The loan bears interest (a) at the variable TJLP rate plus 5.5% per annum for 80% of the amount and (b) at the variable Cesta de Moedas (a currency basket rate published by BNDES, representing basically the variation of the U.S. dollar versus the Brazilian real) plus 5.5% per annum for 20% of the amount. The loan has two different maturing dates (i) February 15, 2011 for the TJLP portion and (ii) April 15, 2011 for the Cesta de Moedas portion. The proceeds will be used to finance our investment in wireline network and in operational improvements to meet the targets established by Anatel in the General Plan on Universal Service and in the General Plan on Quality. On August 26, 2004, we received from BNDES the first tranche of this facility, in the amount of R$400.0 million, from which R$320.0 million bear interest of TJLP + 5.5% per annum and R$80.0 million bear interest of Cesta de Moedas + 5.5% per annum. On October 26, 2004, we received a second tranche from BNDES, in the amount of R$342.5 million, from which R$282.7 million bear interest of TJLP + 5.5% per annum and R$59.7 million bear interest of Cesta de Moedas + 5.5% per annum.

     Amortization of existing loans

     On May 1, 2004, we fully paid the R$500 million public non-convertible debenture program issued on May 1, 2002, guaranteed by Brasil Telecom Participações S.A. The debenture had a 2-year term and interest equivalent to 109.0% of the CDI.

     On July 27, 2004, we paid R$390 million relative to the first installment of a R$1.3 billion debenture program issued on January 27, 2001, in a private placement to Brasil Telecom Participações S.A. The interest rate established for the debentures program is equivalent to 100% of the CDI rate and the two remaining installments are payable on July 27, 2005 (R$390 million) and July 27, 2006 (R$520 million).

     On December 1, 2004, we fully paid the R$400 million public non-convertible debenture program issued on December 1, 2002, guaranteed by Brasil Telecom Participações S.A. The debenture had a 2-year term and interest equivalent to 109.0% of the CDI.

     At December 31, 2004, approximately 30.9%, or R$1,596.4 million, of our total indebtedness before hedge adjustments was denominated in foreign exchanges (U.S. dollars, Japanese Yens and Cesta de Moedas), compared to 9.7%, or R$444.8 million, at December 31, 2003. Of our indebtedness affected by exchange variation at December 31, 2004, approximately 48.1% was hedged against significant variations in exchange rates (R$/U.S.$,

R$/Yens and Cesta de Moedas). See Note 31 to our audited financial statements and "— Quantitative and Qualitative Disclosure about Market Risk" below.

The following table sets forth the repayment schedule of our indebtedness:

At December 31, 2004

(thousands of reais)
2005	1,103,133
2006	1,238,379
2007	788,959
2008	385,837
2009	793,960
2010	290,973
2011 and after	680,258

Total Indebtedness	5,281,498

     Although our indebtedness increased to R$5,281.5 million in 2004, and our interest expenses (including capitalized interest) decreased to R$622.9 million in the twelve months of 2004, we expect to be able to repay substantially all of the principal and interest on our indebtedness with internally generated funds. Net cash flow from our operating activities was R$3,323.7 million in 2004, compared to R$2,477.9 million in 2003.

Capital Expenditures

     Our capital expenditures increased approximately 59.8% to R$2,866.9 million in 2004, from R$1,794.0 million in 2003. Of our capital expenditures in 2004, R$1,215.1 million relate to fixed-line and internet operations, R$1,175.7 million to mobile operations and R$476.1 million to the acquisition of the capital stock of MetroRED, Vant and iG. The capital expenditures on the expansion and modernization of our fixed telephony operations consist mainly of updating technology and upgrading capacity in relation to our transmission backbone, switching centers, data network and intelligent network. Such expenditures decreased approximately 8.5% compared with 2003 (R$1,328.2 million in 2003). This decrease was due to lower requirements for investment in equipment and networks due to better management as well as the general slowdown of the Brazilian economy, which resulted in lower equipment and network usage than projected. Capital expenditures related to mobile operations include investments with network implementation, IT equipment and platforms, reform and installation of 16 stores, with pre-operational costs realized until October 2004 and with the acquisition of an additional license of 900 MHz, acquired to improve the quality of voice and data services provided to our mobile clients.

     We currently expect to invest approximately R$2,166.0 million in the expansion and modernization of our network during the fiscal year 2005, which includes investments of approximately R$398.0 million in our mobile telephone network. At December 31, 2004 we had expected capital expenditure commitments amounting to approximately R$358.8 million for 2005. For the three months ended March 31, 2005, we invested approximately R$282.2 million in the expansion and modernization of our network (fixed and mobile). See Item 5 "Operating and Financial Review and Prospects—Liquidity and Capital Resources—Capital Expenditures." We expect to finance our remaining expected 2005 capital expenditures with internally generated funds from operations. Net cash flow from our operating activities was approximately R$3,300.0 million, R$2,500.0 million and R$2,300.0 million in 2004, 2003 and 2002, respectively.

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

     Our aggregate expenditures on research and development, including our contribution to the Center, were approximately R$3.8 million, R$2.6 million and R$0.4 million in 2002, 2003 and 2004, respectively.

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

     We believe that our main strength lies in the regional awareness of our brand name, the technologically advanced level of our network, the offer of convergence services, our success in the recruitment of top quality employees and our strong operational cash flow generation.

     Our key strategies for the period between 2005-2007 are to:

  Offer of convergence services, with complete and innovative solutions in telecommunications services, involving fixed-line, Internet and mobile telephony services;
  Seek excellent relations with our customers;
  Minimize our operational costs while expanding our network and services; and
  Attract, develop and retain qualified personnel and knowledge.

"Off-Balance Sheet" Arrangements

     We do not have any off-balance sheet arrangements.

Trading Activities

     Our company does not engage in any material trading activities involving commodity contracts that are accounted for at fair value. The only risk management activity that we engage in is the hedging of some of our U.S. dollar and Yen denominated indebtedness. See Item 11 "Quantitative and Qualitative Disclosures About Market Risk—Quantitative information about market risk—Exchange Rate Risk."

Contractual Obligations

     The following tables set forth our obligations to make future payments under contracts, such as debt and lease agreements, and under contingent commitments, such as debt guarantees.

	Payments due by period at December 31, 2004

Contractual Obligations	Less than	1-3	4-5	After 5
	1 year	years	years	years	Total

	(thousands of reais)
Indebtedness(incl. hedge adjustments)	1,103,133	2,413,174	1,084,933	680,258	5,281,498
Capital lease obligations	4,837	9,580	3,194	-	17,611
Operating leases	3,631	7,397	7,602	4,845	23,475
Unconditional purchase obligations	358,798	-	-	-	358,798
Other long-term obligations	44,056	96,856	101,868	62,824	305,603

Total contractual cash obligations	1,514,455	2,527,007	1,197,597	747,927	5,986,986

Dividends

     We are required to distribute to our shareholders, either as dividends or as tax deductible interest on shareholder equity, 25.0% of our adjusted net income determined in accordance with Brazilian accounting principles and as adjusted in accordance with Brazilian Corporation Law including any realization of the net income reserve. Preferred Shareholders are entitled to receive a minimum non-cumulative dividend of Preferred Dividend equal to the greatest of (i) 6.0% per year of the value of our total share capital divided by our total number of shares or (ii) 3.0% per year of the book value of our shareholders' equity divided by the total number of our shares. In 2002, 2003 and 2004 we paid dividends of approximately R$189.7 million, R$269.1 million and R$208.1 million, respectively.

Pension Plans

     We participate in a multi-employer defined benefit plan, the "Sistel Plan," that covers our inactive or retired employees who were employees of Telebrás. Under this plan, we are contingently liable, together with the other companies that comprised the Telebrás system, for our proportionate share of unfunded obligations of the plan attributable to our participating employees as well as post-retirement health care benefits for active and inactive employees that were in this condition until January 31, 2000. Contributions to this plan may be required in case of an accumulated deficit. As of December 31, 2004 the plan was running a surplus. The retirement health benefits are covered by a defined-benefit assistance plan, maintained in conjunction with other sponsors from the former Telebrás system who provide telecommunications services. This benefit assistance plan is provided for participants who were being assisted on January 31, 2000, and for those assisted under the defined-benefit plans (PBS's) segregated from all the other Sistel sponsors. The contributions are funded by the company and represent 1.5% of the paychecks of active participants who are associated with the PBS-TCS group (incorporated to the TCSPrev plan in December 31, 2001). The company's responsibility for this assistance plan is exclusively limited to future contributions. In 2004, the contributions of the company to this assistance plan were R$122,928. During the year 2000, we withdrew a portion of our funds from the multi-employer plan in order to establish a separate plan for our current employees who were also former employees of Telebrás. On February 28, 2000, we founded our own private pension entity implementing a defined contribution, variable benefit plan, TCSPrev ("TCSPrev") (Brasil Telecom's Pension Fund). This plan covers employees who signed terms of membership from February 28, 2000 onwards. Approximately 55.4% of our employees are covered under TCSPrev.

     Under TCSPrev the sponsoring companies of SISTEL are no longer jointly liable. Instead, each sponsor is liable only for contributions with respect to its own employees. Joint liability among the plan sponsors continues to exist only with respect to retired employees, who will necessarily continue under the PBS Plan. The company has another health assistance defined-benefit plan under SISTEL which provides health assistance to retirees and pensioners associated with the PBT-BrT group (incorporated by TCSPrev in December 31, 2001) entitled PAMEC-BrT. The contributions for this plan were fully paid in July 1998 through a single payment. New contributions will be limited to the future need to cover expenses, if any occur. See Note 25 to our Financial Statements.

     Prior to our acquisition of CRT, CRT created a pension program to provide retirement benefits to its employees (Fundação dos Empregados da Companhia Riograndense de Telecomunicações –"FCRT"), which is today entitled Fundação BrTPREV. When we purchased CRT we assumed our proportionate share of the unfunded obligations of the FCRT attributable to those CRT employees that were assumed by our company (the BrTPREV covers approximately 39.2% of our current employees (approximately 2,612 employees as of December 31, 2004)).

     We estimate that, at December 31, 2004, our proportionate share of the unfunded obligations of the BrTPREV attributable to our participating employees was approximately R$6.6 million. In an effort to eliminate the existing deficit over a period of twenty years, since January 2002, we have been making additional monthly contributions to the BrTPREV in an amount equal to 57.285% of the combined salary of members of the BrTPREV who are employees of our company (48.92% is used for contributions which amortize the deficit and 8.365% is used for normal contributions). Since February 2003, we have been making additional monthly contributions to the BrTPREV in fixed amounts to amortize the deficit, which in 2004 was R$98.5 million. In 2004, the normal monthly contribution represented approximately 5.8% of the combined salary of the members of the BrTPREV.

     For the year ended December 31, 2004, the total cost of the BrTPREV to our company was approximately R$105.1 million. We have contributed with approximately R$98.5 million to amortize the deficit, totaling R$6.6 million for normal contribution.

     As a result of our potential unfunded obligations under the BrTPREV, in 2004 we have a provision for pensions of R$29.5 million in the current liabilities (R$28.0 million at December 31, 2003) and R$471.9 million in non-current liabilities (R$476.4 million at December 31, 2003). See Note 25 to our Financial Statements. The TCSPrev defined-benefit plan was created on February 28, 2000 and is subscribed to by approximately 55.4% of the company's employees. In December 31, 2001, all pension plans were incorporated under Sistel, which in turn created groups with defined contributions, liquidated-benefits (benefício-saldado) and defined-benefits. The plans that joined TCSPrev, PBS-TCS, PBT-BrT, Convênio de Administração-BrT and "Termo de Relação Contratual Atípica", maintained the conditions established by their respective original plans. As of March 2003, this plan was no longer accepting new participants.

     This plan kept the same bases as the original plans for contributions by groups of participants, which are determined through actuarial studies prepared by independent actuaries in accordance with the rules currently effective in Brazil and complying with the capitalization regime for cost determination. Currently, participants and sponsors only contribute to the internal groups, PBS-TCS (defined-benefit) and TCSPrev (defined-contribution). In the TCSPrev group, both the participant and the sponsor contribute equally to the participant's individual account, with the contribution varying from 3.0% to 8.0% of the participant's salary, depending on the age of the participant. The participant may elect to make further contributions to the plan, although the sponsor is not required to match such contributions. In the PBS-TCS group, the sponsor's contribution is equal to 12.0% of the participant's monthly salary, whereas the participant's contribution varies according to the age, seniority and salary of the participant. The participant also has the option of making additional payments into the plan and the size of this contribution depends on the age when the participant entered into the plan. The sponsors are responsible for all administrative costs and risks of the plan. In 2004, the contributions of the company to TCSPrev were, on average, 6.75% of the total value of the payroll of the participants who were members of the plan, totaling R$15.6 million.

ITEM 6. Directors, Senior Management and Employees

Board of Directors and Senior Management

Board of Directors

     The following are the current members of our board of directors, their age at May 31, 2005, their respective positions and the date they were elected. Their terms expire on the annual general meeting of shareholders to be held in April 2008.

Name (Age)	Position	Date Elected

Eduardo Seabra Fagundes (69)	Chairman	April 29, 2005
Humberto José da Rocha Braz (40)	Director	April 29, 2005
Luiz Octavio da Motta Veiga (54)	Director	April 29, 2005
Eduardo Cintra Santos (50)	Director	April 29, 2005
André Urani (45)	Director	April 23, 2005
Carlos Roberto Siqueira Castro*	Director	April 23, 2005
Antonio Cardoso dos Santos (55)**	Director	April 29, 2005

* elected, but not invested in office
**Elected by the preferred shareholders.

     Eduardo Seabra Fagundes, has served as a member of our board of directors since December 2000. Mr. Fagundes has served as an attorney of the state of Rio de Janeiro (1971-1996), and has been president of the Brazilian Bar Association – OAB (1979-1981), Attorney General of the state of Rio de Janeiro (1983-1986), Justice Secretary for the state of Rio de Janeiro (1986-1987), member of the board of the Brazilian Institute of Administrative Law, member of the editorial board of the Revista de Direito Tributário, chairman of the board of directors of Banco Credibanco S.A. (1991-2000) and is a founding partner of the Brazilian Institute of Monetary Law. Mr. Fagundes holds a Law degree from the Federal University of Rio de Janeiro, Brazil and a postgraduate degree in Law, research and teaching from Fundação Getúlio Vargas, Brazil.

     Humberto José Rocha Braz has served as a member of our board of directors since April 2005. Mr. Braz is the BTP’s CEO since August 2003. From 2002 to 2003 Mr. Braz has served as the BTP’s Investors Relationship Officer. From 1979 to 2002 Mr. Braz has served within Andrade Gutierrez Corporation and has finaly (precisely from 2001 to 2002) served as the Commercial Officer of the referred company.

     Luiz Octavio da Motta Veiga has served as a member of our board of directors since April 2005. Mr.Motta Veiga is serving as BTP’s Board of Directors’ Chairman since April 2004Mr. Motta Veiga is currently a member of the Law Firm Carvalhosa, Eizirik e Motta Veiga – Advogados. Before that, Mr. Motta Veiga has occupied the position of Chairman of several companies, such as: Petrobrás, Anglo American Corporation do Brasil Ltda, Rayner Coffe Internacional (Londres) and Jornal do Brasil S.A.. Mr. Motta Veiga has also been an Officer of the Banco da Bahia de Investimentos and the President of the Brazilian Securities Comission (CVM).

     Eduardo Cintra Santos has served as a member of our board of directors since April 1999. In 1980, Mr. Santos joined Perbrás – Empresa Brasileira de Perfurações Ltda., where he held the positions of director and partner-manager. From 1978 to 1980 he worked in E.C.S. Construções e Montagens Ltda., where he held the position of partner-manager. Mr. Santos holds a degree in Civil Engineering from the Federal University of Bahia in Brazil.

     Andre Urani has served as a member of our board of directors since April 2005. Mr. Urani has also served as the Executive Officer of Instituto de Estudos de Trabalho e Sociedade (IETS) and he has also occupied the following positions: (i) TV Futura news analyst; (ii) Labor Secretary of the City of Rio de Janeiro; and (iii) Professor of the Instituto de Economia da UFRJ – Universidade Federal do Rio de Janeiro.

     Carlos Roberto Siqueira Castro was elected as a member of our board of directors, but as of the present date, he was not invested in office.

     Antonio Cardoso dos Santos has served as a member of our board of directors since April 2005. Previously Mr. Cardoso has also occupied several positions within TELEBRÁS – Telecomunicações Brasileiras S.A.

Senior Management

     Our senior management consists of a Chief Executive Officer, a Financial Executive Officer, a Network Executive Officer and a Human Resources Executive Officer, each elected by the board of directors for a term of three years. The board of directors is also responsible for attributing to one officer the responsibility of investor relations, which may be exercised in conjunction with executive functions. An executive officer may be removed from office at any time by our board of directors.

     The following are our current executive officers, their age at December 31, 2004, their respective positions and the date they were elected or appointed.

Date
Name (Age)	Position	elected/appointed

Carla Cico (45)	Chief Executive Officer / Investor	August 28, 2003
Relations Officer
Paulo Pedrão Rio Branco (53)	Financial Executive Officer	August 28, 2003
Francisco Aurélio Sampaio Santiago (51)	Network Executive Officer	August 28, 2003
Carlos Geraldo Campos Magalhães (51)	Human Resources Executive Officer	August 28, 2003

     Carla Cico, has served as Chief Executive Officer and Investor Relations Officer of our company since February 2001. Mrs. Carla Cico joined Italtel S.p.A. in China in 1987, working as a Resident Manager in their Chong Quing office. In 1988, she became the Chief Representative of their Beijing Office. In September 1993, she joined IRI S.p.A. in China as Chief Representative of their Beijing Office. In January 1995, she joined Stet International S.p.A. as Director of International Business Operations in Rome. From April 1999 to February 2001 (prior to joining our company), she worked as a consultant in the telecommunications field for various national and international companies. Mrs. Cico holds a degree in Economics of the Pacific Rim and in Chinese language from Normal Superior University in Taiwan. She also holds a degree in Oriental Languages (Chinese) with specialization in Chinese politics and economics from University of Venice. Mrs. Cico has a masters degree in business from University of London and MBA degree from the London Business School, Sloan Program.

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

     Francisco Aurélio Sampaio Santiago, has served as our Network Executive Officer since October 2002. His responsibilities include the planning and execution of the network engineering projects directed at the expansion and modernization of the network and the exploration of new technology. He has also occupied the posts of Assistant Director for the Fulfillment of Targets and Assistant Network Director, from December 2000 to September 2002, and has been responsible for the Area of Operations since June 2001. He also occupied the role of Network Director of the Central Region (Brasília, Goiás and Tocantins) from May 1999 to December 1999 and of the Southern Region (Paraná, Santa Catarina and CTMR in Rio Grande do Sul) from December 1999 to December 2000. He has been in the sector for 23 years, having among other roles occupied the posts of Engineering Director, Director of Human Resources and Director of the Mobile Department of Telebrasília. He has a degree in electrical engineering from the Universidade de Brasilia (UnB), and attended a postgraduate course in telecommunications at the École National Superièure de Telecomunication (ENST) in Paris - France in 1984 and a course on Tele-computing at UnB in 1987.

     Carlos Geraldo Campos Magalhães, has served as our Human Resources Executive Officer since December 13, 2001. His responsibilities include the hiring, planning, education and development of employees of the company. Prior to coming to the company, Mr. Magalhães has served as a financial director for OAS Group, sub-secretary of finance of the State of Bahia, General Supervisor of LIGHT — Serviços de Eletricidade S.A., and Finance Director and President of Companhia de Eletricidade do Estado da Bahia — COELBA. Mr. Magalhães holds a degree in business from the Business Administration School of the State of Bahia and a degree in engineering from the Universidade Federal da Bahia.

Compensation

     For the year ended December 31, 2004, the aggregate amount of total compensation that we paid to all of our directors and executive officers was approximately R$5.5 million. This value excludes the amount of bonus paid to our executive officers.

     For the year ended December 31, 2004, the aggregate amount for pension, retirement or similar benefits for our directors and executive officers was approximately R$223,000. We have not entered into any employment or service agreement with any of our directors or executive officers. As a result, the only benefits accruing to any of our directors or executive officers upon their termination are medical benefits and those provided under applicable Brazilian laws.

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

The Brasil Telecom S.A. Plan is divided into two separate programs:

     Program (A)

     This program is granted as an extension of the performance of our objectives established by our board of directors for a five-year period. At December 31, 2004, no stock had been granted.

     Program (B)

     The strike price of the option is established by the management committee having as reference the arithmetic average of the market price of the shares for the last 20 trading sessions prior to the date of granting the option. The price will be monetarily restated by the IGP-M between the date of signing the contracts and the payment date.

     The first grant of stock options under Program B occurred on December 17, 2002 with 622,364 options issued. The second grant of options occurred on December 19, 2003 with 308,033 options. 22,928 of the options granted on December 17, 2002 lapsed during 2003. The third grant of options occurred on December 21, 2004 with 507,650 options. No options lapsed during 2004.

     The right to exercise the options applies to: (a) 33.0% on the 24th month after the date the option was granted; (b) 33.0% in the 36th month after the date the option was granted; and (c) 34.0% in the 48th month after the date the option was granted. The periods of acquisition can be anticipated in view of the occurrence of events or special conditions set forth in the option contract. Options that are not exercised after seven years from the date of execution of the options agreements will expire without compensation.

     The information related with the general plan to grant stock options is summarized below:

	2004

	Preferred Shares	Average exercise
	Options (thousand)	price (R$)

Balance as of 12/31/2003	907,469	11.73
Granted	507,650	15.28
Expired	-	-
Balance as of 12/31/2004	1,415,119	13.00

Board Practices

     We are administered by a board of directors (Conselho de Administração) and our senior management (Diretoria), and overseen by a fiscal council (Conselho Fiscal).

Board of Directors

     The board of directors, whose functions resemble those of a U.S. board of directors, must be comprised of at least three individual shareholders resident in Brazil or non-resident, provided that the latter is represented in Brazil by an attorney-in fact. The board of directors is mandated to direct the company's business; elect, remove and establish the duties and responsibilities of the company's executive officers; inspect the activities of the executive officers and the company records and documents, including those with third parties; call general shareholders meetings as deemed appropriate or required; comment on reports of the officers and their accountants; provide prior commentary on company acts or contracts, as provided for in the by-laws; approve share issues or dividends; decide on the disposal of assets, encumbrances, guarantees and obligations assumed on behalf of third parties, unless the by-laws provide otherwise, and select and dismiss independent auditors. Financial statements, including annual balance sheet, accumulated profit and loss statement, income statement and source and application of funds statement must be prepared under the direction of the board of directors, audited and approved by shareholders. We do not have a separate audit or remuneration committee.

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

     In order to comply with the rules established for companies qualified under the Level 1 of BOVESPA Special Corporate Governance, when a director or executive officer is elected, his investiture is conditioned upon the execution and delivery of a statement of consent (Termo de Anuência dos Administradores), by means of which he personally undertakes to comply with the Differentiated Corporate Governance Practice Rules established by BOVESPA for Level 1 companies. Our directors and executive officers must also report to BOVESPA the volume and characteristics of any securities directly or indirectly held by them, including derivatives.

Fiscal Council

     Brazilian Corporation Law requires us to provide in our by-laws for the existence of a board of auditors which we refer to as our fiscal council, but does not require us to have one on a permanent basis. We have adopted by-laws which require us to have a permanent fiscal council that consists of at least three and not more than five members and an equal number of alternates. Currently our fiscal council is composed of four members and their respective alternates three of which are elected by holders of our common shares and one which is elected by holders of our preferred shares. The members of our fiscal council are elected at the annual general shareholders meeting and are not part of our board of directors. The fiscal council operates independently from our senior management and from our external auditors and has the following legal authorities:

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

     (v) to call the annual general meeting should the senior management and board of directors delay doing so for more than one month, and an extraordinary general meeting whenever serious or urgent matters occur, including  in the agenda of the meeting such matters as it may deem necessary;

     (vi) to examine, at least every three months, the trial balance sheet and other financial statements  periodically prepared by us;

     (vii) to examine the accounts and financial statements for the fiscal year and to provide an opinion on them;

     (viii) to exercise such responsibilities during a liquidation, taking into account the special provisions which regulate liquidations.

     In order to comply with the rules established for companies qualified under Level 1 of BOVESPA Special Corporate Governance, when one of the members of our fiscal council is elected, his investiture is conditioned upon the execution and delivery of a statement of consent (Termo de Anuência dos Membros do Conselho Fiscal), by means of which he personally undertakes to comply with the differentiated corporate governance practice rules established by BOVESPA for Level 1 companies. Our fiscal council members must also report to BOVESPA the volume and characteristics of our securities directly or indirectly held by them, including derivatives.

     The following are the current members of our fiscal council: For the year ended December 31, 2004, the aggregate amount of total compensation that we paid to all of the members of our fiscal council was approximately R$408,000.

Name	Date Elected

Luiz Otávio Nunes West (47)	April 29, 2005
Gilberto Braga (45)	April 29, 2005
Luiz Fernando Cavalcanti Trocoli (50)	April 29, 2005
Marcos Duarte Santos (35)*	April 29, 2005
    * Elected by the preferred shareholders.

Corporate Governance Practices

The significant differences between our corporate governance practices and the New York Stock Exchange standards can be found on our website, www.brasiltelecom.com.br/ir/. The information found at this website is not incorporated by reference into this document.

Employees

     In 2004, we increased the number of our employees by approximately 27.0%, from 5,260 employees at December 31, 2003 to 6,680 employees at December 31, 2004. This increase was due to the acquisitions and consolidation of MetroRed, Vant and iG. At the end of the year ended on December 31, 2004, our wireless operation had 881 employees in the commercial, business development and sales planning departments, compared to 71 on December 31, 2003. All of our employees are employed on a full-time basis.

     Approximately 27.3% of our employees work in the area of operations, 33.5% of our employees work in the area of marketing and other commercial activities, 10.8% of our employees work in the area of finance, 9.9% of our employees work in the area of information technology, 8.6% of our employees work in the area of support services, 3.8% of our employees work in the area of human resources and 6.1% of our employees work in the area of senior management.

     Approximately 25.2% of our employees are affiliated employees of the unions, legal representatives of the category, that are affiliated to the following federations: FENATTEL - Federação Nacional dos Trabalhadores em Telecomunicações (National Federation of Telecommunications Workers), or FITTEL - Federação Interestadual dos Trabalhadores em Telecomunicações (Interstate Federation of Telecommunications Workers). The base date of the category is December, time in which the salary losses for the period are negotiated, with basis on the accrued INPC index from December to November of the immediately preceding year.

     The economic clauses are negotiated annually, while the social clauses are negotiated every 2 years.

     The following table sets forth the breakdown of our employees by geographic region:

	2002	2003	2004

	(%)	(%)	(%)
Offices
Distrito Federal	32.9	36.0	36.7
Rio Grande do Sul	17.9	14.2	13.2
Paraná	20.1	19.0	16.1
Santa Catarina	10.4	9.9	9.5
Goiás/Tocantins	7.9	7.1	7.7
Mato Grosso do Sul	4.3	3.9	4.2
Mato Grosso	3.9	4.1	4.1
Rondônia	2.1	2.2	2.2
Acre	0.5	0.5	0.7
São Paulo (1) (2)	0.0	0.6	3.5
Rio de Janeiro (1)	0.0	2.1	1.8
U.S., Venezuela and Bermudas Islands (1)	0.0	0.4	0.3

Total	100.0	100.0	100.0

________________________________________
(1)	In 2003, there were employees in three new locations, due mainly to the operation of the São Paulo and Rio de Janeiro offices, acquisition of iBest and Grupo BrT Cabos Submarinos.

(2)	The increase in headcount in 2004 reflects the acquisitions of MetroRed, Vant, and iG.

Performance Bonus Plan

     We renewed the collective labor agreement with several labor unions in the context of which we would pay a bonus to the employees who reached their operational targets, according to the terms and conditions set forth in the norms of the bonus plan for performance.

     For the year ended December 31, 2004, we paid, in 2005, approximately R$44.8 million in performance bonuses to our officers, executives and employees.

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

     None of our directors, members of our fiscal council or senior managers own beneficially as much as 1% of any class of our capital stock.

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

Our capital stock is comprised of Preferred Shares and Common Shares, all without par value. At December 31, 2004, there were 292,011,413,079 Preferred Shares outstanding and 249,597,049,542 Common Shares outstanding. Of the two classes of our capital stock outstanding, only our Common Shares have full voting rights. Our Preferred Shares have voting rights under the following limited circumstances:
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

     The following table sets forth information concerning the ownership of our Preferred Shares and Common Shares (i) by Brasil Telecom Participações S.A. and (ii) by our directors and senior management as a group, at December 31, 2004. We are not aware of any other shareholder of record owning more than 5.0% of our Common Shares.

Name of Owner	Number of Preferred Shares Owned	% of Outstanding Preferred Shares	Number of Common Shares Owned	% of Outstanding Common Shares

Brasil Telecom Participações S.A. and certain
indirect shareholders	119,412,045,437	40.89%	247,282,704,511	99.07%
All directors and executives officers
as a group	458,693,468	0.16%	418,390	0.00%

     At December 31, 2004 our Preferred Shares were held by approximately 453,363 registered holders, of whom 453,026 registered holders were located in Brazil. At December 31, 2004, our Common Shares were held by 188,558 registered holders, of whom 188,462 registered holders were located in Brazil.

     At December 31, 2004, Brasil Telecom Participações S.A. and certain indirect shareholders owned approximately 99.07% of our Common Shares. Accordingly, Brasil Telecom Participações S.A. has the ability to elect six of our seven directors.

     At December 31, 2004, Solpart owned approximately 51.0% of Brasil Telecom Participações S.A.'s common stock. Accordingly, Solpart has the ability to control the election of the board of directors of Brasil Telecom Participações S.A. and, indirectly, of our board of directors. At May 31, 2005, to the best of our knowledge, Techold, TII and Timepart owned approximately 61.98%, 38.00% and 0.02%, respectively, of the voting capital and capital stock of Solpart. (see below – “Recent Disclosures by our Shareholders”)

     The following is a brief description of our controlling shareholders:

  We are ultimately indirectly controlled by Opportunity Zain S.A. (“Zain”).

  Citigroup Venture Capital International Brazil, L.P. (“CVC LP”), Investidores Institucionais FIA, PRIV FIA and Opportunity Fund hold 42.10%, 45.45%, 2.39% and 9.75% respectively of the voting capital of Opportunity Zain S.A., which in turn is the controlling shareholder of Invitel S.A.
  There is currently litigation pending regarding voting rights to the interests of IIFIA.

  Invitel S.A. is the holding company of Techold Participações S.A., which together with Timepart hold 47.5% and 20.9% respectively of the capital stock of Solpart.

  Timepart is a company owned by Telecom Holding S.A., Privtel Investimentos S.A. and Teleunion S.A.

  Telecom Holding S.A. is, to the best of our knowledge, controlled by Woog Family LP. On January 5, 2005 an application was made to Anatel requesting approval for the transfer of all the shares of Telecom Holding S.A. owned by Woog Family LP to Invitel Investments S.A. and Teleunion S.A. Until this moment, Anatel has not yet given its approval.

  Privtel Investimentos S.A. is owned by Eduardo Cintra Santos, who serves on Brasil Telecom S.A.'s board of directors.

  Teleunion S.A. is owned by the estate of Luiz Raymundo Tourinho Dantas.

  Solpart is the controlling shareholder of Brasil Telecom Participações S.A.

For a description of Solpart's Shareholders Agreement, see "—Major Shareholders—Shareholders' agreement."

The following chart sets forth our controlling shareholders as of May 31, 2005.

Voting Control of the Company

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

Under the Solpart Shareholders' Agreement, upon the fulfillment of certain conditions, Techold and TII may be entitled to nominate and elect members of our Board of Directors and of our Senior Management. In April 2005, an agreement was entered into restoring these rights. However, as a result of various lawsuits preliminary injunctions have been issued enjoining enforcement of this agreement. In addition, under the Solpart Shareholders' Agreement, the parties thereto have agreed, among other things, that the:

  modification of our business plan, dividend policy and Bylaws;

  sale of any of our material assets;

  issuance by our company of additional securities;

  increase or reduction of our capital;

  incurrence by our company of additional indebtedness; and

  merger of our company with another company,

     require (i) the prior approval of an absolute majority of the voting capital of Solpart and (ii) the affirmative vote of TII in the matters defined therein as Supermajority Matters. See Item 3 "Key Information—Risk factors—Risks relating to our company — Certain beneficial shareholders control a large percentage of our voting shares and their interests may conflict with the interests of our other shareholders, including minority shareholders" and "— Disputes among our controlling shareholders have had and could in the future have a material adverse effect on our management and operations."

     On September 16, 2003, Solpart Participações S.A., Opportunity Logica II FIA, OPP I FIA, Opportunity I FIA, Opportunity Fund and CVC/Opportunity Equity Partners LP entered into a shareholders agreement called "Acordo de Voto da Brasil Telecom Participações S.A." (hereinafter referred to as the "Voting Agreement"). The Voting Agreement establishes that the above-mentioned shareholders shall vote as a block, in order to reinforce the exercise of the control of the company by its current controlling shareholders.

     On October 30, 1998, Opportunity Zain S.A., Opportunity Fund, CVC/Opportunity Equity Partners FIA, now denominated Investidores Institucionais Fundo de Investimentos em Ações (“Investidores Institucionais FIA”), PRIV FIA, Tele FIA, Fundação Petrobras de Seguridade Social, Fundação Sistel de Seguridade Social, Caixa de Previdência dos Funcionários do Banco do Brasil and Fundação Embratel de Seguridade Social entered into the Shareholders' Agreement of Invitel (hereinafter referred to as the "Invitel Shareholders' Agreement"). The Invitel Shareholders' Agreement provides for rules regarding (i) the appointment of Officers and Directors on the level of Invitel, Techold, Solpart and Brasil Telecom Participações; (ii) the exercise of voting rights by the Parties and the board members appointed by Invitel; and (iii) the right of first refusal on the transfer of shares issued by Invitel.

     At the date of the filing of this annual report, control over Solpart and the right of our Board of Directors to take certain actions without a shareholders’ meeting is the subject of a number of judicial proceedings.

     RECENT DISCLOSURES BY OUR SHAREHOLDERS

     We have been informed that Opportunity Prime Investment Services Ltd has agreed to sell, directly or indirectly, 9,857,000,000 (nine billion, eight hundred and fifty-seven million) nominative common shares issued by Brasil Telecom Participações to Telecom Italia S.p.A. in a period of 24 (twenty four) months starting from April 28,

2005. The aforementioned transaction is subject to a number of conditions before its completion and these arrangements are as of the date of this annual report being contested in judicial proceedings.

On April 29, 2005 we published the following material fact: “Techold Participações S.A. (“Techold”), alongside Timepart Participações Ltda. (“Timpepart) and Telecom Itália International N.V. (“Telecom Italia”), as shareholders of Solpart Participações S.A. (“Solpart”), company which controls, directly, BTP, and, indirectly, BrT and 14 Brasil Telecom Celular S.A. (“BTC”) (BTC, in conjunction with BTP and BrT, hereafter denominated “Brasil Telecom Group”), entered into an Agreement on April 28, 2005, seeking the reestablishment of Telecom Italia’s original position in the controlling group of Brasil Telecom Group, condition which was temporarily suspended until pertinent regulatory issues were resolved, through the restoration of political rights and the repurchase of the shareholding interest sold to Techold and Timepart in August of 2002. On April 29, 2005, a copy of the 2 nd Amendment to the Shareholders’ Agreement Consolidated on August 27, 2002 was filed at the headquarters of BrT and BTP.

The aforementioned notice informs that Techold and Telecom Italia converted the totality of their preferred shares issued by Solpart into voting shares on April 28, 2005, pursuant to the by-laws of Solpart. Telecom Italia will nominate members of the Board of Directors of Solpart, BTP and BT, in accordance with the abovementioned shareholders’ agreement. This agreement was reached considering that the Merger Agreement and the Merger’s Protocol entered into with TIM Brasil Serviços e Participações S.A. (“TIM Brasil”) allow for the removal of legal issues that obstructed the restoration of Telecom Italia’s right of returning to the controlling group of Brasil Telecom Group.

Techold, Timepart, Solpart, BTP, and BrT entered into an Agreement ending lawsuits and disputes between the companies, including reciprocal settlements, with respect to the return of Telecom Italia to the controlling group of Brasil Telecom Group.”

We take note that the foregoing agreements are the subject of judicial proceedings and injunctions.

The following disclosure was recently made by certain of our indirect shareholders (the inclusion of this disclosure is for information purposes and under no circumstance should be viewed as reflecting the judgment or opinion of the Company that these agreements are proper or improper): “In compliance with CVM/SEP/GEA-2 Written Notice 225/05, dated May 27, 2005, and the terms of CVM Instruction 358, dated January 3, 2002, International Equity Investments, Inc. (“IEII”), as the sole shareholder and limited partner of Citigroup Venture Capital International Brazil, L.P. (the “CVC LP”), Investidores Institucionais FIA, Previ, Funcef and Petros in view of the publication of press releases announcing the existence of contractual adjustments entered into by the aforementioned entities, clarifies and informs the market as follows:

  In March 2005, IEII and the CVC LP, represented by its current manager, Citigroup Venture Capital International Brazil LLC, entered into certain agreements with Investidores Institucionais FIA and Previ, Funcef and Petros, including the Shareholders Agreement of Opportunity Zain S.A. (“Zain” or the “Company”), as announced in the material fact published on 03.11.05 (collectively, the “Agreements”).
  The Agreements establish that the CVC LP and Investidores Institucionais FIA, with combined shareholdings of around 90% of the voting and total capital of Zain, will conjunctly perform the corporate control of such Company and Invitel S.A. (“Invitel”), a company controlled by Zain with about 68% of its voting and total capital, and in which the Pension Funds and other non-publicly held pension entities hold nearly the totality of the remaining voting and total capital. The Agreements also establish that the parties are to attempt to disinvest, under identical terms, conjunctly and in an organized manner, their shareholdings in Zain and Invitel, companies which control, among other companies, Brasil Telecom Participações S.A. (“BTP”), Brasil Telecom S.A. (“BT”) and 14 Brasil Telecom Celular S.A. (“BTC”).
  In the context of the execution of the Agreements, the Pension Funds signed the Put Option on Shares Issued by Opportunity Zain S.A. Agreement, granting the CVC LP a put option on its Zain shares, which may be exercised in a limited period of time, but not before November 2007. If and when the CVC LP exercises its put option, a right conditioned to the occurrence of future and uncertain events, some of which are out of the control of the CVC LP, Investidores Institucionais FIA and Previ, Funcef and Petros, the exercise price is to be set to R$1,045,941,692.43, adjusted by the variation of the IGP-DI Index + 5% p.a.. The fulfillment of the conditions to the exercise of such put option granted by the Pension Funds does not depend or is tied to the occurrence of any operation or business involving, directly or indirectly, property or other assets owned by Zain, Invitel or any of their controlled companies, among which, BTP, BT and BTC.”

Related Party Transactions

     None of the members of our board of directors or senior management, or any close member of their respective families, has or has had, since the period beginning January 1, 2002, any direct interest in any transaction effected with our company which is or was unusual in its nature or conditions, or significant to our business.

     As of December 31, 2004, no outstanding loans or guarantees have been made to the members of our board of directors, senior management, or any close member of their respective families.

Transactions with Brasil Telecom Participações S.A.

     From time to time, we provide certain logistic and other administrative services to our parent company, Brasil Telecom Participações S.A. on an arm's length basis. For the year 2004, we provided approximately R$2.9 million of services to Brasil Telecom Participações S.A. At December 31, 2004, Brasil Telecom Participações S.A. owed us approximately R$184,000 for the provision of these services.

     On May 22, 1998, we entered into a loan agreement with Brasil Telecom Participações S.A. for a total of approximately R$50.6 million, with a variable interest rate equal to the variation of the U.S. dollar versus the Brazilian real on an annual basis + 1.75% per annum, payable at the end of each semester. The loan matures on July 1, 2014. As of December 31, 2004, we owed approximately R$74.5 million in principal and accrued interest on this loan. See Note 28 to our consolidated audited Financial Statements.

     On September 29, 2000, we received approximately R$87.0 million from Brasil Telecom Participações S.A. in advance of the issuance of certain debentures. During the year ended 2001, we issued approximately R$1.3 billion in debentures in a private placement to Brasil Telecom Participações S.A. with a variable interest rate equal to the CDI rate. The debentures are payable in three installments, one of which was already paid for on July 27, 2004 (30.0%), and two other installments to be paid on July 27, 2005 (30.0%) and July 27, 2006 (40.0%) . As of December 31, 2004, we owed Brasil Telecom Participações S.A. approximately R$972.0 million in principal and accrued interest on these debentures.

     At December 31, 2004 we owed Brasil Telecom Participações S.A. a total of approximately R$1.0 billion from all loans and debentures. For the year ended December 31, 2004 we paid Brasil Telecom Participações S.A. a total of approximately R$223.7 million in interest from such loans and debentures. See Note 23b and 28 to our Audited Financial Statements.

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

Administrative Claim Before Anatel

     Embratel has filed an administrative claim against our company before Anatel challenging the legality of an association entered into by our company and other regional fixed-line companies for the rendering of 800 national services. Embratel alleged that such an association violated applicable telecommunications legislation. Anatel decided for the dismissal of the administrative claim, since the association was not awarded to render the 800 national services in this specific case.

Antitrust Proceedings

     Embratel and other companies filed administrative complaints before Anatel, the Secretariat of Economic Law of the Ministry of Justice and CADE charging us with carrying out cartel-like practices with Telemar and Telefônica. We were only allowed to start operating outside of our concession area after January 19, 2004, following Anatel's certification that we anticipated our 2003 universalization targets. While we believe these antitrust complaints are groundless and baseless, an adverse decision by CADE could result in the imposition of a penalty against us from 10%-30% of our total annual revenue.

Labor Legal Proceedings

     At December 31, 2004, contingent liabilities for labor legal proceedings in which the risk of loss was considered "probable" amounted to approximately R$414.2million. At December 31, 2004, contingent liabilities for labor legal proceedings in which the risk of loss was considered "possible" amounted to approximately R$649.3 million. As of December 31, 2004, we were involved in approximately 22,310 labor legal proceedings, 8,028 of which were brought against CRT. The estimated total amount involved in these proceedings is approximately R$1,228.8 million.

     In 2004, despite the fact we had an increase in the total number of labor legal proceedings, there was a decrease in labor contingent liabilities in which the risk of loss was considered "probable" in the amount of R$9.8 million. This decrease was mainly due to the efforts we made to reach an agreement in several labor legal proceedings, specially those related to labor class actions brought against the Rio Grande do Sul branch (former CRT) and to monetary adjustments related to our re-evaluation of labor contingent liabilities.

    Our labor legal proceedings are based mainly on claims arising from:

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

     We are the defendant in a labor claim filed by 1,478 employees, in 1984, requesting the payment of salary differences due to the failure in complying with the "Company Internal Rules," which established different criteria depending on an employee's seniority. In 1988, a judgment was entered in this matter ordering the payment of such differences. Since the judgment, the parties have been discussing the values involved in the action. In order to settle the values involved, a specific appeal was filed to the Regional Labor Court which ordered the exclusion of the employees who were hired after October 1976. The Regional Labor Court ruled that only 818 employees are entitled to the claim, excluding 660 other claimants. The court's appointed expert found that our exposure was equal to R$144 million, and the company is challenging this calculation through an agravo de petição ("specific interlocutory appeal in the execution phase"). Subsequently, the parties agreed to settle the matter individually, and as of December 2004 we had settled with 615 employees for approximately R$53 million (including taxes and contributions). We estimate that we may still incur approximately R$24 million in liability as not all employees are interested in amicable settlements.

     In 1984, 1,480 employees filed a labor claim requesting the payment of differences due to the profit sharing bonus. The Labor Judge dismissed the labor claim in 1985. An appeal filed to the Regional Labor Court modified the decision, ordering the payment of the profit sharing. Telesc (predecessor of Brasil Telecom; currently our branch in the State of Santa Catarina) filed a review appeal (recurso de revista) to the Superior Labor Court and also to the Supremo Tribunal Federal ("Supreme Court"), but the decision was confirmed. In 1990, an agreement was settled with the employees in order to pay the profit sharing. In 1995, a Governmental Resolution N. 10 was issued and as a result, Telesc did not pay the profit sharing as agreed but instead began to pay as established in the Resolution. In 1997, SINTTEL and part of the employees requested the reopening of the labor claim to execute the differences of the profit sharing payments. The Labor Judge did not accept the request. However, the Regional Labor Court admitted the employees' request. In 1998, Telesc filed a review appeal, which was not accepted by the Superior Labor Court. In 2003, Telesc filed a recurso extraordinário ("extraordinary appeal") to the Supreme Court, which was not accepted. Telesc filed an agravo de instrumento ("interlocutory appeal") before the Supreme

Court in April 2003, which was not accepted. The labor claim was returned to the lower Labor Judge for the executory phase. We estimate that we would incur a cost of approximately R$20.6 million, based on our evaluation that 703 employees are eligible for indemnification with respect to the years of 1996 through 1998. However, on January 2005, the lower Labor Judge confirmed the court's expert opinion of 1,098 employees to be indemnified in the total amount of approximately R$64 million with respect to the years of 1996 to 2003 (including a penalty of R$12 million). We filed an appeal against such court decision and are currently in negotiations to settle the entire case.

     In 1991, SINTTEL filed a labor claim against Teleron, seeking the payment of a hazard conditions bonus for 123 employees. The Labor Judge pronounced a decision granting SINTTEL requests. The decision was maintained by the Tribunal Regional do Trabalho ("Regional Labor Court") and by the Tribunal Superior do Trabalho ("Superior Labor Court") and became unappeallable on 1995. The Company filed a Rescissory Action, pursuing the annulment of the sentenced action, based on technical problems during the expert examination. The decision was rendered and was considered with grounds by the Regional Labor Court, in 1997. Due to this decision, SINTTEL filed a Review Appeal for the Superior Labor Court, which was accepted on April 2004. The Company filed an Extraordinary Appeal to the Supreme Court, which was dismissed. The Company filed an agravo de instrumento ("interlocutory appeal") before the Supreme Court, which was not accepted. The Company filed an agravo regimental ("special appeal according to specific court regulations"), which is pending decision.

     The writ of execution stayed, due the first decision in the Rescissory action, was resumed. The calculation of the award provided by the court was on the amount of R$23 million, and the Company filed a motion to stay the execution, which was partially accepted. The company filed an Ordinary Appeal to the Regional Labor Court, which is pending judgment. The company made a depósito judicial ("deposit in court") of an amount equivalent to R$23 million. On May 23, 2005, the Company settled the entire case for R$22.8 million (including taxes and contributions). As of the date of filing of this annual report, the parties are waiting for the Judge’s final approval of the settlement, which is pending decision.

Legal Tax Proceedings

Application of ICMS on Cellular Activation and Other Fees

     In June 1998, the governments of certain Brazilian States approved an Agreement (Convênio 69/98) to interpret existing Brazilian tax law to broaden the application of the state value added tax, ICMS, effective July 1, 1998, to certain services, including cellular activation and installation services, to which the ICMS had not previously been applied.

     The administrative tax authorities in the Federal District and in the States of Santa Catarina, Tocantins, Acre and Rio Grande do Sul have assessed our company on this issue regarding the period of five years preceding June 30, 1998. However, our company obtained favorable judicial decisions confirming that ICMS cannot be applied retroactively to services rendered during the period prior to the Convênio 69/98 (June 30, 1998).

     We believe that any such attempt by the governments of these States to extend the scope of the ICMS to apply it retroactively to services that are supplementary to basic telecommunications services is illegal and unconstitutional because:

(a)	Their interpretation would subject certain services which are not telecommunications services to taxation; and

(b)	Taxes may not be applied retroactively.

     Additionally, the statute of limitation for the ICMS tax is of five years, which means that the State governments can only charge taxes within a five-year-period starting from the tax-triggering event. Because of that, the tax authorities could not charge the company for the services rendered during the five years preceding June 30, 1998, since the term of the statute of limitation has expired.

     Recently, the STJ decided in the Special Appeal 402.047 -MG and Special Appeal 330.130 -DF that no ICMS should be levied on the cellular installation and activation services established in Convênio 69/98. However, we have knowledge of other judicial decision unfavorable to the taxpayer. Even though, the STJ has not granted a final and uniform decision on this issue, we estimate a probable possibility of a favorable decision to the taxpayer, which means a low likelihood of disbursement in our proceedings. With regard to the payments of ICMS tax on such cellular activation and installation services as of July 1, 1998, we have filed judicial claims (declaratory actions) in the States of our region to avoid such collections. As of December 2004, we deposited in court approximately R$202.9 million in order to guarantee the judicial discussion without the application of interest and fees. In case the legality of Convênio 69/98 is confirmed by Superior Courts, the deposited amount will be converted into revenue to the state treasury department without new disbursements by the company. However, if Superior Courts consolidate the opinion that the terms of Convênio 69/98 are illegal, the deposited amount may be returned to us.

Services Tax Applying on Complementary Telecommunications services

     Several municipal governments assessed our company in order to collect the Services Tax ("ISS") on the complementary telecommunications services. These assessments constitute a relevant contingency for our company. The company understands that these complementary telecommunications services, which are considered accessory services in the telecommunications services, are subject to ICMS instead of the ISS. Consequently, our company is not paying the ISS on these services. Our company's legal counsel estimates as reasonable the likelihood of disbursement considering the absence of judicial precedent in superior judicial courts. As of December 2004, the amount of this tax contingency that corresponds to a possible contingency is approximately R$268.6 million. This amount is not provisioned in our company's balance sheet.

State Value-Added Tax Credits

     Several States Treasury Department assessed our company in order to discuss the use of the ICMS tax credits. Our company presented administrative and judicial defenses against the assessments. In some administrative proceedings, the decision at the first administrative level was unfavorable to the company. According to the State tax authorities, the procedure adopted by our company for registering the ICMS credits is not in accordance with the law. On the other hand, our company's legal counsel understands that the likelihood of disbursement is low in the judicial level since ICMS tax credits are guaranteed by the Brazilian Constitution. As of December 2004, the amount involved in the discussion that corresponds to a possible contingency is approximately R$455.1 million. This amount is not provisioned in our company's balance sheet.

State Value-Added Tax Applying on International Telecommunications services

     Several States Treasury Departments assessed our company in order to collect the ICMS tax on international telephone calls. The tax authorities understand that international telephone calls are services rendered in Brazil and subject to ICMS tax since the request and the payment for the services are executed in Brazil. Our company presented administrative defenses against the assessments. As of December 2004, the amount involved in the administrative proceedings that corresponds to a possible contingency is approximately R$186.5 million. This amount is not provisioned in the company's balance sheet. Our company's legal counsel understands the ICMS tax is not applicable to the international telephone call services and estimates the likelihood of disbursement as low.

Social Security Contribution Applying on Several Issues

     The National Welfare Agency filed administrative and judicial proceedings against our company in order to collect the Social Welfare Contribution ("INSS"), which is levied on payments of salaries, on several types of payments made to our company's employees. Our company presented defenses against all these proceedings. As of December 2004, the amount involved in those proceedings that corresponds to a possible contingency is approximately R$459.1 million not provisioned in the company's balance sheet. Our company's legal counsel understands that the possibility of success is reasonable in the judicial level, which means that the likelihood of disbursement is low.

State Value-Added Tax Applying on Sale of Pre-paid Telephone Cards

     The State Treasury Department of the States of Mato Grosso and Tocantins assessed our company to collect the ICMS on sale of pre-paid telephone cards used in public telephones. Our company presented administrative defenses against all these assessments. As of December 2004, the amount involved in the administrative proceedings that correspond to a possible contingency is approximately R$29.3 million. This amount is not provisioned in the company's balance sheet. Our company's legal counsel understands the possibility of success is reasonable in the judicial level, which means that the likelihood of disbursement is low.

Costs of the Social Contribution on Gross Revenue Transferred to the Users of the Telecommunications services

     The civil class action was filed by a federal prosecutor and ANDEC ("Associação Nacional de Defesa dos Consumidores de Cartão de Crédito") in order to suspend the transfer of the cost of the PIS/COFINS to the users of the telecommunications services. Our company presented defenses against the proceedings. As of December 2004, the amount involved in these judicial proceedings that correspond to a possible contingency is approximately R$278.5 million. This amount is not provisioned in the company's balance sheet. Our company's legal counsel understands the possibility of success is reasonable in the judicial level, which means that the likelihood of disbursement is low.

REFIS

     The REFIS (the "REFIS") is a program created by the Federal government in order to provide the opportunity to legal entities to pay their debts related to taxes managed by the Federal Revenue Service and the National Welfare Agency ("INSS").

     On November 16, 2000, the company filed the request to include in the REFIS program its debts related to the taxes managed by the INSS. As of December 2004, the REFIS account indicated an amount of R$186.6 million. However, this amount does not consider the tax credits used by the company to offset debts included in the REFIS. Therefore, when the Federal Revenue Service ratifies the offsetting of the tax credits against the debts, the remaining amount will be approximately R$2.9 million. In the calculation of the total amount included in the REFIS, (allowed by law) the company used both (i) a 40% of reduction of the penalty fee applied issued in the assessments and (ii) its own and third parties net operating losses, to offset with the tax debts included in the REFIS.

PAES

     The PAES is a program created by the Federal government in order to provide the opportunity to taxpayers to pay their debts (related to taxes managed by the INSS) in 120 installments. In 2004, the company filed the request to pay in installments R$42.5 million of federal tax debts, and as of December 2004, there are 104 outstanding installments.

Civil Legal Proceedings

     At December 31, 2004, we had provisions of approximately R$214.7 million of contingent liabilities for civil lawsuits classified as "probable" risks. The increase in "probable" contingent liabilities was primarily due to an increase of R$50.7 million in the civil lawsuits proposed against our company and related to consumer rights' claims, monetary adjustments and revaluation of the legal proceedings, offset by payments amounting to R$44.7 million. At December 31, 2004, contingent liabilities for civil lawsuits classified as "possible" risks amounted to approximately R$1,006.3 million. The increase in "possible" contingent liabilities was primarily due to an increase of R$231.0 million in the lawsuits arising from consumer rights' claims, monetary adjustments, revaluation of the legal proceedings and the capitalization process, where a higher number of shares and amount of dividends is requested.

     Most of the civil suits filed against us would not, if determined in a manner adverse to our company, have a material adverse effect on our results of operations or financial condition. The most significant civil suits against us are the following:

CRT

     As a result of the merger of CRT into TBS, which was immediately followed by the merger of TBS into the company on December 28, 2000, we replaced CRT and TBS in all litigation in which they were parties.

     We replaced CRT in various lawsuits related to the CRT privatization process. The greater part of these lawsuits claims a declaration annulling invitation to bid no. 04/98 and all acts resulting therefrom. The preliminary motions in these lawsuits were dismissed, allowing the privatization process and consequent sale of the CRT to proceed, and subsequently CRT was merged into the company. Currently, we are awaiting a decision on the merits in only a few suits; in other lawsuits, the merits have already been considered and final decisions in favor of the company have been issued. The company classifies the risk of loss of these lawsuits as remote.

     As CRT's successor, we are defendant in various lawsuits brought by telephone subscribers in various districts of the State of Rio Grande do Sul, in which the plaintiffs claim the right to shares by virtue of financial participation agreements entered into with the company pursuant to Ministry of Communications Order 1.361/76, or damages in an amount equivalent to the shares. The plaintiffs allege that the shares that were subscribed in their names were delivered without taking into consideration monetary correction of the amount they had paid to acquire the telephone lines. The Appeal Court of Rio Grande do Sul has taken the position that the procedure adopted by CRT in issuing shares under the community telephone programs pursuant to Ministry of Communications Order 1.361/76 was incorrect and that the 12-month subscription period in a period of high inflation was abusive. The Appeal Court did not, however, address the argument raised by the company, to the effect that the matters at issue are financial and corporate in nature, in which case the Consumer Defense Code would not apply and, as a consequence, a large number of the claims would be prescribed. Accordingly, the company has been found liable to subscribe shares in favor of the plaintiffs in the lawsuits relating to Order 1.361/76, although we believe that it is possible that the decisions will be overturned in the higher courts. These lawsuits are at different stages: some are still at first instance, some are on appeal in the Appeal Court and some are at the second appellate instance in the Superior Court of Justice.

     As the successor of CRT, we are the defendant in a Civil Public Action brought by the Federal Attorney General (Ministério Público) for Rio Grande do Sul against CRT claiming indemnification of amounts paid by customers as a result of allegedly abusive commercial practices in connection with 0900/900 telephone services. An adverse judgment has been issued against us in this action. Although the court did not award any damages in this action, it enjoined us from offering 0900/900 telephone services and from disconnecting service to customers for the non-payment of any 0900/900 services incurred prior to the date of the judgment. Both parties filed appeals against the decision at first instance, and ours was partially successful, with the result that the amount of the daily fine for non-compliance with the judgment was reduced, while the appeal by the Attorney General was dismissed. Special and extraordinary appeals have been filed, and final decision on those appeals is still pending. Customers seeking to recover damages in this matter will have to bring their own separate actions. Our ultimate liability will depend on how many of our customers initiate and succeed in any such proceedings.

     Splice do Brasil – Telecomunicações e Eletrodomésticos Ltda. has filed a lawsuit against us to collect amounts owed under equipment supply agreements. The court's decision was favorable to the plaintiff and the lawsuit is currently in the execution phase. We offered one of our telecommunications plant in the State of Paraná in exchange as security for execution of judgment and at the same time filed a motion to stay execution, which was denied at first instance. We appealed and the decision denying our motion to stay execution was overturned. Our motion to stay execution is now proceeding, and in view of the divergence between our calculations of the amount owed and Splice do Brasil's, an accounting expert was appointed by the court to determine the amount under execution. The expert has already presented its appraisal report, which sets the amount of the claim at R$34.1 million, as of December 31, 2004. The ratification of the appraisal by the court is still pending. We have already provisioned for this probable contingency in our balance sheet.

Community Telephone Program – CTP

     As Telems', Telegoias', and Telemat's successor, we are defendant in various lawsuits dealing the implementation of the Community Telephone Program (CTP) in the State of Mato Grosso do Sul, Goiás, Tocantins, and Mato Grosso. The CTP was a type of financing for installing or extending telephone lines. In the greater part of the lawsuits, the claims are for shares in the telephone service operator, as well as damages and dividends, as return on the investment that customers made for the installation of telephone lines under the CTP.

     Half of all the lawsuits brought in connection with the CTP are based on agreements with subscribers that provided for payment in shares of the former Telems, Telegoias and Telemat while the other half are based on agreements that do not provide for such payment. The risk of loss in the lawsuits filed against Telems is classified as possible and with respect to the lawsuits based on agreements that provide for payment in shares, an amount of approximately R$8 million has been registered as funds that may be capitalized in order to issue shares to plaintiffs if the company is unsuccessful. The risk of loss in the lawsuits filed against Telegoiás and Telemat is classified as probable an amount of R$17 million has been provisioned both for lawsuits based on agreements with subscribers that provided for payment in shares and for lawsuits based on agreements that do not provide for such payment.

     Under the terms of the split-up of Telebrás which occurred on February 28, 1999, Telebrás remains exclusively liable for obligations of any kind (including, without limitation, labor, pension, civil, tax, environmental and commercial obligations) related to acts or events occurring on or prior to the date of approval of the split-up, with the exception of contingent liabilities for which provision was expressly made in the documents attached to the valuation report.

     We argued that we are not a proper party to the lawsuits, and our argument was accepted by the Fourth Civil Panel of the Appeal Court of Mato Grosso do Sul under a Motion for Clarification in the course of an appeal. Thus, we believe that we have good chances of reversing unfavorable decisions in the higher courts, upon confirmation of Telebrás' obligation to assume payment of any unfavorable judgment, in our stead.

Disputes among entities that hold stakes in Brasil Telecom

     We have instituted lawsuits to recover damages suffered as a result of actions taken by TII and the board members nominated by TII to our board of directors. As part of the negotiations relating to the Merger Agreement we agreed to terminate these lawsuits. At the date of this annual report, certain of our indirect shareholders have brought lawsuits with regard to this termination of claims.

     We also understand that there are legal proceedings pending relating to efforts by TII to resume a controlling position in our company. See Item 3 "Key Information—Risk Factors—Certain beneficial shareholders control a large percentage of our voting shares and their interests may conflict with the interests of our other shareholders, including minority shareholders." Disputes among our controlling shareholders and entities that manage our controlling shareholders have had and could in the future have a material adverse effect on our management and operations. On March 9, 2005, International Equity Investments Inc, as the sole shareholder of CVC/Opportunity Equity Partners LP (since renamed Citigroup Venture Capital International Brazil, L.P,)- that holds a stake in Brasil Telecom Participações S.A. and Opportunity Zain S.A., a company which integrates the controlling corporate structure of Brasil Telecom Participações S.A. and Brasil Telecom S.A. - ("CVC LP"), sent a notice informing about the ousting of CVC/Opportunity Equity Partners, Ltd (since renamed Opportunity Equity Partners, Ltd.)("CVC Ltd") from the management of CVC LP, having designated as a substitute, a new company named Citigroup Venture Capital International Brazil LLC ("CVC International Brazil"). It was also informed that CVC International Brazil entered into "shareholders´agreements with Investidores Institucionais FIA, Previ, Funcef and Petros – " which, according to the notice, have full force and effect conditioned to certain conditions, among which the implementation of the designation of CVC International Brazil as the new manager of CVC LP.

     On March 17, 2005, Brasil Telecom became aware that the United States District Court – Southern District of New York granted a preliminary injunction determining that CVC Ltd file before the competent authorities of the Cayman Islands its substitution as general partner of CVC LP.

     On March 18, 2005, Brasil Telecom took notice that CVC Ltd filed a formal statement before the competent authorities of Cayman Islands in which it informs its substitution as general partner of CVC LP, in light of appointment of CVC International Brazil as the new manager of CVC LP.

     On April 12, 2005, Anatel issued a decision approving (i) the replacement of CVC Ltd by CVC International Brazil as manager of CVC LP; (ii) Angra Partners Consultoria Empresarial e Participações Ltda. as the new manager of CVC/Opportunity Equity Partners, FIA, now denominated Investidores Institucionais Fundo de Investimentos em Ações ("Investidores Institucionais FIA"), one of the indirect controlling shareholders of Brasil Telecom S.A. and (iii) the changes resulting from the Opportunity Zain S.A. and Futeretel S.A. Shareholders' Agreements. This decision was published in the Federal Gazette (Diário Oficial) on April 14, 2005. On May 3, 2005, after reviewing our appeal, Anatel maintained its decision.

     Banco Opportunity S.A. was ousted from the administration of Investidores Institucionais FIA, on October 6, 2003. Investidores Institucionais FIA's current administrator is Mellon Brascan Distribuidora de Títulos e Valores Mobiliários and its manager is Angra Partners Consultoria Empresarial e Participações Ltda. In consequence of this event, Fundação 14 de Previdência Privada, successor to Fundação Sistel de Seguridade Social, brought an ordinary action before the 5th Federal Court of Rio de Janeiro against several defendants, and CVM, seeking a declaration that the resolutions adopted at the Investidores Institucionais FIA's Unitholders Meeting held on October 6, 2003 were invalid, principally the resolution that ousted Banco Opportunity S.A. from administration of Investidores Institucionais FIA and, consequently, also ousted CVC/Opportunity Equity Partners Administradora de Recursos Ltda. as Investidores Institucionais FIA's manager. Recently, Fundação 14 de Previdência Privada, successor of Fundação Sistel de Seguridade Social, brought a motion for precautionary relief before the 5th Federal Court of Rio de Janeiro as an incidental proceeding to the ordinary action against the same defendants, seeking to prevent any transactions involving the assets of Investidores Institucionais FIA, including agreements for the sale, encumbrance and/or acquisition of interests by the fund. On April 13, 2005, a preliminary order was issued suspending the effects of any acts for the alienation or encumbrance of Investidores Institucionais FIA assets, or the acquisition of interests by the Fund until a subsequent decision, which will be issued after the defendants have submitted their arguments.

Actions in Respect of Litigation Trust

     An Irrevocable Trust Agreement and Declaration ("Trust"), was established in September 2003 for the benefit of Brasil Telecom to protect the rights described in some of the lawsuits mentioned herein and in others which may yet be filed regarding the same general matters, to protect the rights claimed by the Company, considering the particularities that surround those lawsuits and rights. By means of the execution of the Trust, Mr. Roberto Mangabeira Unger (Trustee) was given the authority to lead the conduct of such proceedings, in court or out of court, in the manner that best suits the interests of Brasil Telecom, sole beneficiary of the Trust. The irrevocability of the Trust is meant to assure the powers and the autonomy necessary to enable the Trustee to guide the conduct of such lawsuits as he deems fit to be in the best interest of Brasil Telecom.

     Currently, there is an administrative proceeding at CVM (Brazilian Securities and Exchange Commission) that deals with the Trust settled by Brasil Telecom, in which there is a request to determine whether the execution of such Trust was an act of abusive control. Brasil Telecom and Brasil Telecom Participações S.A. have been providing all information requested in such proceeding. In September 2004, the Superintendência de Relações com Empresas – SEP (one of CVM's division) decided in favor of Brasil Telecom and Brasil Telecom Participações S.A, recognizing the effectiveness of the Trust in Brazil. This decision, however, is pending an appeal presented by the complainants before CVM's board of directors. In the year 2003, in the midst of a growing conflict involving the stakeholders of the companies that, directly or indirectly, are part of the shareholding structure of BrT – worsened by the increasingly opened attempt to takeover its control, the consummation of which could have hindered the normal development of the abovementioned legal proceedings, with new and irreparable damages to the Company -, its management, being aware of its legal duty to act diligently, decided to seek a legitimate way to isolate those disputes and protect the important underlying rights thereby pursued.

     The Trust is directed exclusively to the Company's interests. Its main objective is to isolate such disputes, including the legal proceedings against some of its main investors, from the conduct of the Company's business, as well as legitimately prevent potential harm to rights over which rests inexorable shareholders conflict.

Basic Monthly Subscription Fees

     We are defendant in a considerable number of lawsuits, both individual and collective, which contest our right to charge users of our fixed-line service a basic monthly subscription fee for continuous access to the service. These lawsuits have been stayed by a preliminary decision in the conflict of jurisdiction proceeding brought by Anatel before the Superior Court of Justice, in which we submitted a brief. As a result, all preliminary and final decisions in the basic monthly subscription fee lawsuits were suspended and at present do not produce any effects. We consider our risk of losing these lawsuits to be remote.

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

     At each annual shareholders' meeting, our board of directors is required to recommend how net profits for the preceding fiscal year are to be allocated. Under the Brazilian Corporation Law, we are required to maintain a statutory reserve, to which we must allocate 5.0% of net profits for each fiscal year until the amount of such reserve equals 20.0% of our paid-up share capital (the "Statutory Reserve"). This reserve can only be used to increase capital or offset accumulated losses. Net losses, if any, may be charged against the statutory reserve.

     The Brazilian Corporation Law also provides for two additional discretionary allocations of net profits that are subject to approval by shareholders at the annual shareholders' meeting. First, a percentage of net profits may be allocated to the contingency reserve for anticipated losses that are deemed probable in future years (the "Contingency Reserve"). Any amount so allocated in a prior year must be either (i) reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur or (ii) reversed in the event that the anticipated loss occurs. Second, if the amount of Unrealized Revenue (as defined below) exceeds the sum of (i) the statutory reserve (Reserva Legal), (ii) the Contingency Reserve and (iii) retained earnings, such excess may be allocated to the reserve (the "Unrealized Revenue Reserve"). Such allocations may not hinder the payment of minimum dividends on our Preferred Shares. "Unrealized Revenue" is defined under the Brazilian Corporation Law as the sum of (i) the share of equity earnings of affiliated companies which is not paid as cash dividends and (ii) profits from installment sales to be received after the end of the next succeeding fiscal year.

     For the purposes of the Brazilian Corporation Law, and in accordance with our by-laws, "Adjusted Net Income" is an amount equal to our net profit adjusted to reflect allocations to and reversion from (i) the Reserva Legal; (ii) the Contingency Reserve and (iii) the Unrealized Revenue Reserve.

     The amounts available for distribution are determined on the basis of our financial statements prepared in accordance with the Brazilian Corporation Law, which differ from financial statements, such as our Financial Statements included herein that are prepared using the constant currency method according to Brazilian GAAP.

Priority and Amount of Preferred Dividends

     Our by-laws provide for a minimum non-cumulative dividend of Preferred Dividend equal to the greater of (i) 6.0% per year of the value of our total share capital divided by the total number of shares or (ii) 3.0% per year of the book value of our shareholders' equity divided by our total number of shares. As a result of such provision, holders of Preferred Shares are entitled to receive, in any year, distributions of cash dividends prior to the holders of Common Shares receiving any distribution of cash dividends in such year. In addition, distributions of cash dividends in any year are made:

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

	Nominal reais per 1,000 Preferred Shares		Average Daily

	High	Low	Trading Volume

			(millions of shares)
Year-end 2000	19.62	11.88	379.2
Year-end 2001	19.09	7.80	889.1
Year-end 2002	14.54	9.48	814.3
Year-end 2003	14.08	9.37	1,137.6
Year-end 2004	18.00	9.13	1,335.0
________________________________________
Source: São Paulo Stock Exchange

     The following table sets forth the reported high and low closing sale prices for our Preferred Shares on the São Paulo Stock Exchange and the approximate average daily trading volume for the quarterly periods indicated.

	Nominal reais per 1,000 Preferred Shares		Average Daily

	High	Low	Trading Volume

			(millions of shares)
First quarter 2003	12.39	9.37	978.1
Second quarter 2003	14.00	11.17	1,175.6
Third quarter 2003	14.50	11.16	1,043.7
Fourth quarter 2003	16.08	13.16	1,353.1
First quarter 2004	18.00	12.35	1,499.3
Second quarter 2004	13.49	9.13	1,373.7
Third quarter 2004	12.51	9.84	1,259.5
Fourth quarter 2004	14.03	11.00	1,207.8
First quarter 2005	13.32	10.61	1,626.4
________________________________________
Source: São Paulo Stock Exchange

     The following table sets forth the reported high and low closing sale prices for our Preferred Shares on the São Paulo Stock Exchange and the approximate average daily trading volume for the monthly periods indicated.

	Nominal reais per 1,000 Preferred Shares		Average Daily

	High	Low	Trading Volume

			(millions of shares)
December 2004	14.03	12.45	1,282.3
January 2005	13.32	10.68	1,111.7
February 2005	11.96	10.69	1,485.6
March 2005	12.93	10.61	2,209.6
April 2005	11.60	9.59	2,338.0
May 2005	10.22	9.26	1,790.4
________________________________________
Source: São Paulo Stock Exchange

     Our ADSs, each representing 3,000 Preferred Shares, commenced trading on the New York Stock Exchange on November 16, 2001. The following table sets forth the reported high and low closing sale prices for our ADSs on the New York Stock Exchange and the approximate average daily trading volume for the annual periods indicated.

	Nominal U.S. dollars per ADS		Average Daily

	High	Low	Trading Volume

			(number of shares)
Year-end 2002	18.78	8.20	5,394
Year-end 2003	16.22	7.80	22,430
Year-end 2004	19.19	8.46	28,921
________________________________________
Source: New York Stock Exchange

     The following table sets forth the reported high and low closing sale prices for our ADSs on the New York Stock Exchange and the approximate average daily trading volume for the quarterly periods indicated.

	Nominal U.S. dollars per ADS		Average Daily

	High	Low	Trading Volume

			(number of shares)
First quarter 2003	11.35	7.80	8,787
Second quarter 2003	14.60	10.17	41,030
Third quarter 2003	14.79	11.00	15,514
Fourth quarter 2003	16.22	13.73	23,828
First quarter 2004	19.19	12.52	23,300
Second quarter 2004	14.10	8.46	25,717
Third quarter 2004	12.20	9.70	26,314
Fourth quarter 2004	15.83	11.56	40,303
First quarter 2005	14.85	11.80	47,990
________________________________________
Source: New York Stock Exchange

     The following table sets forth the reported high and low closing sale prices for our ADSs on the New York Stock Exchange and the approximate average daily trading volume for the monthly periods indicated.

	Nominal U.S. dollars per ADS		Average Daily

	High	Low	Trading Volume

			(number of shares)
December 2004	15.83	13.59	89,071
January 2005	14.85	11.99	54,810
February 2005	13.90	12.30	37,421
March 2005	14.45	11.80	50,918
April 2005	13.70	11.39	36,662
May 2005	12.38	11.37	29,500

___________________________
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

     Under the regulations issued by the National Monetary Council, on January 26, 2000 ("Resolution 2,689"), foreign investors seeking to trade directly on a Brazilian stock exchange or on an organized over-the-counter market, must meet the following requirements:

  Investments must be registered with a custody, clearing or depositary system authorized by CVM or the Brazilian Central Bank;
  Trades of securities are restricted to transactions performed on the stock exchanges or organized over- the-counter markets authorized by the CVM;
  A holder of ADSs must establish a representative in Brazil;
  A holder of ADSs must complete a form annexed to the Resolution 2,689; and
  A holder of ADSs must register with the CVM and register the inflow of funds with the Brazilian Central Bank.

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

     In the event that a holder of ADSs exchanges such ADSs for Preferred Shares, such holder will be entitled to continue to rely on the Depositary's certificate of foreign capital registration for five business days after such exchange, following which such holder must seek to obtain its own certificate of foreign capital registration with the Brazilian Central Bank. Thereafter, any holder of Preferred Shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such Preferred Shares, unless such holder qualifies under Resolution 2,689 or obtains its own certificate of foreign capital registration. A holder that obtains a certificate of foreign capital registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See Item 10 "Additional Information—Taxation—Brazilian Tax Considerations."

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

Markets

     Our Preferred Shares are traded on the Bolsa de Valores de São Paulo (the São Paulo Stock Exchange) under the symbol "BRTO4." At December 31, 2004, we had approximately 454,160 shareholders.

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

     Settlement of transactions is effected three business days after the trade date without adjustment of the purchase price for inflation. Payment for shares or delivery of shares are made through the facilities of separate clearinghouses for each exchange, which maintain accounts for member brokerage firms. The clearinghouse for the São Paulo Stock Exchange is Companhia Brasileira de Liquidação e Custódia S.A. — CBLC.

     In order to better control volatility, the São Paulo Stock Exchange has adopted a "circuit breaker" system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the índices of this stock exchange fall below the limit of 10.0% in relation to the index registered in the previous trading session.

     At December 31, 2004, the aggregate market capitalization of all of the companies listed on the São Paulo Stock Exchange was approximately R$904.9 billion. Although all the outstanding shares of an exchange-listed company may trade on the São Paulo Stock Exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons that rarely trade their shares. For this reason, data showing the total market capitalization of São Paulo Stock Exchange tends to overstate the liquidity of the Brazilian equity securities market.

     The Brazilian equity market is relatively small and illiquid as compared to major world markets. In 2004, the daily trading volume on the São Paulo Stock Exchange averaged approximately R$1,221.3 million. In 2004, the ten most actively traded issues represented approximately 49.5% of the total trading in the cash market (standard lot) on the São Paulo Stock Exchange.

     Trading on the São Paulo Stock Exchange by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation, which generally require, among other things, that the relevant investments have been registered with the Brazilian Central Bank, according to Resolution 2,689. See "—Offer and Listing Details."

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

Regulation of Brazilian Securities Markets

     The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets generally, and by the Brazilian Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by Law 6,385 as amended (the "Brazilian Securities Law") and the Brazilian Corporation Law.

     Under the Brazilian Corporation Law, a company is either publicly held, a companhia aberta, such as our company (whose shares are publicly traded on the São Paulo Stock Exchange) or privately held, a companhia fechada. All publicly held companies are registered with the CVM and are subject to reporting requirements. A company that is registered with the CVM may have its securities traded either on the Brazilian stock exchanges or on the Brazilian over-the-counter market. The shares of a public company may also be traded privately, subject to certain limitations. To be listed on the Brazilian stock exchanges, a company must apply for registration with the CVM and the stock exchange where the head office of the company is located. Once this stock exchange has admitted a company to listing and the CVM has accepted its registration as a publicly held company, its securities may be traded on the São Paulo Stock Exchange.

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

ITEM 10. Additional Information

Memorandum and Articles of Association

     The summary of the material provisions concerning our Preferred Shares and Common Shares, our by-laws, and Brazilian Corporation Law contained in Item 10 "Additional Information—Memorandum and Articles of Association" under Amendment. 1 to our Registration Statement on Form 20-F (File 1-15256), filed with the U.S. Securities and Exchange Commission on October 31, 2001, as amended (the "Registration Statement") is incorporated herein by reference. Such description contained in the Registration Statement is qualified to the extent applicable by this section, as well as by reference to our by-laws, which have been filed (together with an English translation) as an exhibit to this Annual Report, and to Brazilian Corporation Law. A copy of our by-laws (together with an English translation) is available for inspection at the principal office of the Depositary.

     Our Capital Stock is comprised of Preferred Shares and Common Shares, all without par value. At December, 31 2004, there were 292,011,413,079 Preferred Shares outstanding and 249,597,049,542 Common Shares outstanding.

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

     The term of our respective concessions, which were originally granted free of charge, ends on December 31, 2005. Notwithstanding the foregoing, we have the right to a one-time extension of twenty years for each concession provided that we meet certain conditions set forth in each such concession. On June 20, 2003, Anatel approved a new General Plan on Quality and the concession contract model under which all fixed-line telecommunications carriers will operate from January 1, 2006 onwards. On June 28, 2003 Decree 4769 was entered approving the General Plan on Universal Service. See "—Obligations of Telecommunications Companies—New Telecommunications Regulations." Every second year during the 20-year extension period, companies will be required to pay biannual fees equal to 2.0% of their annual net revenues from the provision of telecommunications services (excluding taxes and social contributions) during the immediately preceding year.

     On January 20, 2004 we were granted an open-end Authorization to provide fixed-line local telecommunications services in Regions I and III.

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

     The terms of our respective concessions, which were originally granted free of charge, end on December 31, 2005. Notwithstanding the foregoing, we have the right to a one-time extension of twenty years for each concession, provided that we meet certain conditions set forth by each such concession. On June 20, 2003, Anatel approved a new General Plan on Quality and the concession contract model under which all fixed-line telecommunications carriers will operate from January 1, 2006 onwards. On June 28, 2003 Decree 4769 was entered approving the General Plan on Universal Service. See "—Obligations of Telecommunications Companies—New Telecommunications Regulations." Every second year during the 20-year extension period, companies will be required to pay biannual fees equal to 2.0% of their annual net revenues from the provision of telecommunications services (excluding taxes and social contributions) during the immediately preceding year.

Our Authorizations for Interregional Fixed-Line Switched National Long-distance Telecommunications services and International Fixed-Line Switched Long-distance Telecommunications services.

     On January 20, 2004 we were granted open-end Authorizations to (i) originate long-distance calls in Regions I and III and terminate such calls anywhere within the Brazilian territory, and (ii) originate long-distance international calls anywhere in Brazil.

Our Authorizations for Wireless Telecommunications Services (PCS)

     On December 18, 2002 we were granted three authorizations to render wireless services: (i) one authorization for the states of Santa Catarina e Paraná; (ii) one authorization for the state of Rio Grande do Sul; and (iii) one authorization for the States of Acre, Goiás, Mato Grosso do Sul, Mato Grosso, Rondônia, Tocantis and Distrito Federal.

BNDES Loan Agreements

     We have entered into loan agreements with the BNDES. BNDES is our principal creditor. At December 31, 2004, we had outstanding loans to BNDES in the aggregate principal amount of approximately R$2,288.1 million. The interest payable by our company on such Real-denominated debt is based either on the TJLP rate + spread (varying from 3.85% to 6.5% per annum, depending on the contract) or on the average annual currency basket rate published by BNDES (Cesta de Moeda) + spread (varying from 3.85% to 6.5% per annum, depending on the contract). The TJLP rate in Brazil as of December 31, 2004 was 9.75% per annum. The currency basket devalued 7.4% against Brazilian Real throughout 2004.

     The proceeds from the BNDES loans have been used to finance the expansion and modernization of our network since June 1998, in order to meet the telecommunications service requirements established under our concession agreements.

     On August 13, 2004, we entered into a new loan agreement with BNDES, in a total amount of R$1.27 billion, guaranteed by our holding company, Brasil Telecom Participações S.A. The loan bears interest (a) at the variable TJLP rate plus 5.5% per annum for 80% of the amount and (b) at the variable Cesta de Moedas (a currency basket rate published by BNDES, representing basically the appreciation of the U.S.dollar versus the Brazilian real) plus 5.5% per annum for 20% of the amount. The loan has two different maturing dates (i) February 15, 2011 for the TJLP portion and (ii) April 15, 2011 for the Cesta de Moedas portion. The proceeds have been used to finance our investment in wireline network plant and in operational improvements to meet the targets established in the General Plan on Universal Service (Plano Geral de Metas de Universalização – PGMU) and in the General Plan on Quality (Plano Geral de Metas de Qualidade – PGMQ), in the period of July 2003 to December 2005. On August 26, 2004, we received from BNDES the first tranche of this facility, in the amount of R$400.0 million, from which R$320.0 million bear interest of TJLP + 5.5% per annum and R$80.0 million bear interest of Cesta de Moedas + 5.5% per annum. On October 26, 2004, we received a second tranche from BNDES, in the amount of R$342.5 million, from which R$282.7 million bear interest of TJLP + 5.5% per annum and R$59.7 million bear interest of Cesta de Moedas + 5.5% per annum.

Indenture

     We issued U.S.$200.0 million 9.375% Notes due 2014 (the "2014 Notes") under an indenture dated February 17, 2004, among Brasil Telecom, The Bank of New York, as indenture trustee, registrar, New York paying agent and transfer agent, and The Bank of Tokyo-Mitsubishi Ltd., as principal paying agent. Pursuant to the indenture, the notes are payable in full in a single payment upon maturity unless redeemed earlier or extended pursuant to the terms of the indenture. The notes bear interest at a fixed rate of 9.375% per annum from the date of issuance until all required amounts due in respect thereof have been paid. Interest on the notes is paid semiannually in arrears on February 17 and August 17 of each year, commencing on August 17, 2004, to the noteholders registered as such as of the close of business on a record date being the tenth business day preceding such payment date. Interest for the first interest period accrued from February 17, 2004. Interest on the notes is computed on the basis of a 360-day year of twelve 30-day months.

     The indenture describes covenants with which we must comply, including:

  observations of certain interest coverage and leverage ratios when incurring additional indebtedness;
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

Registration of Notes

     On October 28, 2004, a Registration Statement under the Securities Act of 1933 with respect to our issuance of U.S.$200,000,000 9.375% Notes due 2014 was declared effective by the Securities and Exchange Commission. The exchange offer expired on December 14, 2004. All unregistered notes were exchanged for new registered notes.

Company Support Agreement

     In connection with our issuance of U.S.$200.0 million of the 2014 Notes we entered into a company support agreement with the Overseas Private Investment Corporation ("OPIC") dated February 17, 2004. Under the company support agreement we agree to, among other things, make certain representations and warranties and covenants with respect to our compliance with environmental, workers' rights, foreign corrupt practices and other matters. A breach by us of any of our representations and warranties or covenants in the company support agreement which results in an Event of Termination (as defined therein) would entitle OPIC to terminate the insurance policy relating to the 2014 Notes or to withhold any amount otherwise payable by OPIC under such insurance policy. If the insurance policy is terminated or otherwise ceases to be in full force and effect, or OPIC withholds any amount otherwise payable by OPIC under the insurance policy, in each case for any reason attributable to acts or omissions of Brasil Telecom, an event of default under the indenture for the 2014 Notes will occur.

Insurance Trust Agreement

     In connection with our issuance of the 2014 Notes, we entered into an insurance trust agreement dated February 17, 2004, between The Bank of New York, as insurance trustee and us. The insurance trust agreement establishes a grantor trust (the "Insurance Trust") under New York law for the benefit of the noteholders. Pursuant to an insurance trust agreement the Insurance Trustee will hold the insurance as credit enhancement and support for the notes to the extent of the coverage set forth in the insurance policy.

JBIC-Guaranteed Loan

     On March 24, 2004 we entered into a Japanese Yen 21.6 billion loan facility arranged by SMBC, guaranteed by JBIC and granted by a syndicate of five commercial banks (including SMBC). The loan is not secured and bears interest at a rate equal to LIBOR Yen plus 1.92% per annum. Interest payments are due on September 24 and March 24 of each year. We borrowed the entire amount available under this facility on April 28, 2004 in the form of a single term loan, which was exchanged into approximately R$576.0 million and which we used to partially bear our 2003 capital expenditures.

     Overdue amounts bear interest at a rate equal to LIBOR Yen plus 1.92% per annum. The interest payments and arrangement fee and agency fee on this loan are subject to withholding in Brazil at a rate of 12.5%, and we are required to gross-up such interest payments to ensure the lenders receive the amounts they would have received in the absence of this withholding. The principal amount of this loan is repayable in Japanese Yen in ten equal installments due on the interest payment dates referred to above. We may prepay all or a portion of this loan on any payment date subject to certain conditions.

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

Debentures – "Escritura Pública de Emissão"

     On July 5, 2004, we issued R$500.0 million of public non-convertible debentures program guaranteed by our holding company, Brasil Telecom Participações S.A. The debentures will mature on July 5, 2009. Interest on the debentures is equivalent to the CDI rate + 1.0% per annum and is payable on a semi-annual basis, on January 5 and July 5 of each year, until the maturity of the debentures. Under the Escritura Pública de Emissão we are also subject to financial covenants, including an interest coverage ratio, debt coverage ratio and leverage ratio. Failure to comply with these financial covenants may trigger an event of default. Moreover, the Escritura Pública de Emissão includes other customary events of default, subject to certain grace periods and customary exceptions.

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

     Foreign investors may register their investment under Law 4,131/62 or Resolution 2,689. Registration under Resolution 2,689 affords favorable tax treatment to foreign investors who are not resident in a tax haven, as defined by Brazilian tax laws. See "—Taxation—Brazilian Tax Considerations."

     Under Resolution 2,689, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled. In accordance with Resolution 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.

     Under Resolution 2,689, a foreign investor must:

  appoint at least one representative in Brazil, with powers to perform actions relating to its investment;
  appoint an authorized custodian in Brazil for its investments;
  register as a foreign investor with the CVM; and
  register its foreign investment with Brazilian Central Bank.

     Under Resolution 2,689, securities and other financial assets held by a foreign investor must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Brazilian Central Bank or the CVM. In addition, any transfer of securities held under Resolution 2,689 must be carried out in the stock exchanges or through organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, or occurring upon the death of an investor by operation of law or will or as a consequence of the de-listing of the relevant shares from a Brazilian stock exchange and the cancellation of the registration of the relevant company from the CVM.

     Holders of ADSs who have not registered their investment with the Brazilian Central Bank could be adversely affected by delays in, or refusals to grant, any required government approval for conversions of payments made in reais and remittances abroad of these converted amounts.

     Resolution 1,927 of the National Monetary Council, which restated and amended Annex V to Resolution 1,289, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. We have obtained approval for the American Depositary Shares under Annex V to Resolution. 1,289, in order to (i) allow the proceeds from the sale by holders of ADSs outside Brazil to be free of Brazilian foreign investment controls, and (ii) allow holders of ADSs who are not resident in a tax haven to be entitled to favorable tax treatment in Brazil. See "—Taxation—Brazilian Tax Considerations."

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

     In the event that a holder of ADSs exchanges the ADSs for Preferred Shares, such holder will be entitled to continue to rely on the Depositary's certificate of foreign capital registration for only five business days after such exchange, following which such holder must seek to obtain its own certificate of foreign capital registration with the Brazilian Central Bank. Thereafter, any holder of Preferred Shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such Preferred Shares, unless such holder qualifies under Resolution 2,689 or obtains its own certificate of foreign capital registration. A holder of Preferred Shares that obtains a certificate of foreign capital registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See "—Taxation—Brazilian Tax Considerations."

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

Taxation of Dividends

     Dividends paid by our company in cash or in kind from profits of periods beginning on or after January 1, 1996 (i) to the Depositary in respect of Preferred Shares underlying ADSs or (ii) to a non-Brazilian holder in respect of Preferred Shares will not be subject to Brazilian withholding tax. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding tax at varying rates, except that stock dividends are not subject to Brazilian tax unless we subsequently redeem the stock, or the non-Brazilian holder sells the stock in Brazil, within five years after the correspondent capital increase.

     The only Brazilian tax treaty now in effect that would (if certain conditions are met) reduce the rate of the withholding tax on dividends paid from profits generated before January 1, 1996 is the treaty with Japan, which would reduce the rate to 12.5% under the circumstances set forth in the treaty.

Taxation of Gains

     Brazilian law distinguishes between, on the one hand, direct foreign investments in Brazilian companies and, on the other hand, foreign investments in securities issued by Brazilian companies through the Brazilian capital markets. Under Resolution 2,689, which became effective on March 31, 2000, superseding previous regulations (Annex IV) which restrict such foreign investment portfolios to institutional investors, foreign investors may invest directly in Brazilian financial markets, as long as they meet certain requirements. See "—Exchange Controls" above.

     Until recently, gains realized outside Brazil by a non-Brazilian holder on the disposition of ADSs to another non-Brazilian holder were not subject to Brazilian tax. However, Law 10,833, published on December 29, 2003, established that the disposition of assets located in Brazil by nonresidents, whether to other nonresidents or Brazilian residents and whether made within or outside Brazil, is subject to taxation in Brazil at a rate of 15.0%, or 25.0%, if the Nonresident is domiciled in a country that does not tax income or that taxes it at a maximum rate of 20.0% .

     As a result, the disposition of ADSs, the deposit of Preferred Shares in exchange for ADSs or the withdrawal of Preferred Shares upon cancellation of ADSs may be characterized as assets located in Brazil and could be subject to the income tax according to Law 10,833/03, if there is gain in the transaction, at a 15.0% rate or 25.0% rate, if the beneficiary of the gain is domiciled in a country that does not tax income or that taxes it at a maximum rate of 20.0% .

     Gains realized by non-Brazilian holders on dispositions of Preferred Shares in Brazil or in transactions with Brazilian residents, if they observe the requirements of Resolution 2,689, are exempted from withholding income tax, unless the foreign investor is located in a jurisdiction which does not impose income tax or which has an income tax rate lower than 20.0%, in which case it will be subject to the same general taxation rules applicable to Brazilian residents.

     Gains on the disposition of Preferred Shares obtained upon cancellation of ADSs are not taxed in Brazil if such disposition is made, and the proceeds are remitted abroad, within five business days after cancellation.

     Any gains realized by a non-Brazilian resident upon the redemption of Preferred Shares will be treated as gains from the disposition of such Preferred Shares to a Brazilian resident occurring off of a stock exchange and will accordingly be subject to tax at a rate of 20.0%, except for gains realized by a non-Brazilian resident located in a jurisdiction which does not impose income taxes or which has an income tax rate lower than 20.0%, in which case such gain will be subject to tax at a rate of 25.0% .

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

     Any exercise of preemptive rights relating to our Preferred Shares or ADSs will not be subject to Brazilian taxation. Gains on the sale or assignment of preemptive rights relating to our Preferred Shares will be treated differently for Brazilian tax purposes depending on (i) whether the sale or assignment is made by the Depositary or by you, and (ii) whether the transaction takes place on a Brazilian stock exchange. Gains on sales or assignments made by the Depositary on a Brazilian stock exchange are not taxed in Brazil, but gains on other sales or assignments may be subject to tax at rates up to 20.0% .

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

     Amounts paid as interest on capital (net of applicable withholding tax) may be treated as payments in respect of the dividends that we are obligated to distribute to our shareholders in accordance with our By-laws and the Brazilian Corporation Law. Distributions of interest on capital in respect of our Preferred Shares, including distributions to the Depositary in respect of Preferred Shares underlying ADSs, may be converted into U.S. dollars and remitted outside of Brazil, subject to applicable exchange controls.

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

     A financial transaction tax (the "IOF tax") may be imposed on the conversion of Brazilian currency into foreign currency (e.g., for purposes of paying dividends and interest). The rate of the IOF tax on such conversions is currently 0%, but the Minister of Finance has the legal power to increase the rate to a maximum of 25.0% . Any such increase will be applicable only prospectively.

     In addition to the IOF tax, a second, temporary tax that applies to the removal of funds from accounts at banks and other financial institutions (the "CPMF tax") will be imposed on our distributions in respect of ADSs at the time such distributions are converted into U.S. dollars and remitted abroad by Banco Bradesco S.A., as custodian for our Preferred Shares represented by the ADSs. Currently, the CPMF tax rate is 0.38% .

     FUST – Universal Telecommunications Service Fund

     The Universal Telecommunications Service Fund, introduced by Law 9,998/00, Oficio Circular 58/04, and Despacho 29/03 (Anatel), was created to raise funds to meet the cost of the universalization of the telecommunications services, which are not recoverable through the efficient exploration of the service. According to the law, one of FUST's forms of income is the contribution by both public and private telecommunications providers, of 1.0% of the gross operating revenue from the rendering of telecommunications services. The value will be calculated after certain tax deductions and will exclude interconnection costs. The funds are supposed to be paid to Anatel and will be invested according to the policies laid out by the Ministry of Communication.

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

Registered Capital

     Amounts invested in Preferred Shares by a non-Brazilian holder who qualifies under the Resolution 2,689 and obtains registration with the CVM, or by the Depositary representing an ADS holder, are eligible for registration with the Brazilian Central Bank. Such registration (the amount so registered is referred to as "Registered Capital") allows the remittance outside Brazil of foreign currency, converted at the Commercial Market Rate, acquired with the proceeds of distributions on, and amounts realized through dispositions of such Preferred Shares. The Registered Capital per Preferred Share purchased in the form of an ADS, or purchased in Brazil and deposited with the Depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The Registered Capital per Preferred Share withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (i) the average price of a Preferred Share on the Brazilian stock exchange on which the most Preferred Shares were traded on the day of withdrawal or, (ii) if no Preferred Shares were traded on that day, the average price on the Brazilian stock exchange on which the most Preferred Shares were traded in the fifteen trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average Commercial Market rates quoted by the Brazilian Central Bank on such date or dates.

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

Taxation of Capital Gains

     Subject to the "Passive Foreign Investment Company" discussion below, in general, upon the sale or other taxable disposition of an ADS, a U.S. holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized in consideration for the disposition of the ADS (excluding the amount of any distribution paid to the custodian but not distributed by the custodian prior to the disposition) and the U.S. holder's tax basis in the ADS. Such gain or loss generally will be subject to U.S. federal income tax and will be treated as capital gain or loss if the shares were held as a capital asset and will be long-term capital gain or loss if the shares have been held for more than one year on the date of such sale or disposition. Under U.S. legislation enacted in 2003, long-term capital gains realized upon a sale or other disposition of ADSs after May 5, 2003 and before the end of a taxable year which begins before January 1, 2009 are generally subject to a maximum federal income tax rate of 15%. The deductibility of capital losses is subject to certain limitations. Gain or loss realized by a U.S. holder on a sale or disposition of ADSs generally will be treated as U.S. source gain or loss. Consequently, if Brazilian tax is imposed on such gain, the U.S. holder will not be able to use the corresponding foreign tax credit, unless the holder has other foreign source income of the appropriate type in respect of which the credit may be used.

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

U.S. Backup Withholding and Information Reporting

     Distributions made in respect of offered shares, and proceeds from the sale or other disposition of offered shares, payable to a U.S. holder by a U.S. paying agent or other U.S. intermediary will be subject to information reporting requirements. If information-reporting requirements apply, distributions made to the U.S. holder will be reported to the Internal Revenue Service ("IRS") and to the U.S. holder as may be required under applicable Treasury regulations. Backup withholding will also apply to any payments made to a U.S. holder if such U.S. holder fails to provide an accurate taxpayer identification number (social security number, individual taxpayer identification number or employer identification number) or certification of exempt status or is notified by the IRS that it has failed to report all dividends or interest required to be shown on its U.S. federal income tax return. In addition, certain penalties may be imposed by the IRS on a U.S. holder that is required to supply such information but that does not do so.

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

Independent Auditors

     Our audited consolidated financial statements as of December 31, 2002, 2003 and 2004 and for the years ended December 31, 2003 and 2004 prepared in conformity with Brazilian GAAP with reconciliation of shareholders' equity and statements of operations to U.S. GAAP, included in this annual report, have been audited by KPMG Auditores Independentes, in accordance with the standards of the Public Company Accounting Oversight Board as stated in their report which is included herein. The offices of KPMG Auditores Independentes are located at Avenida Almirante Barroso 52, 17o andar, Rio de Janeiro, RJ – 20031-000, Brazil.

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

     Due to the increasing volatility of exchange rates, we decided to hedge some of our foreign currency denominated indebtedness. We do not hold or issue derivative or other financial instruments for trading purposes.

Exchange Rate Risk

     We also face foreign exchange risk because a significant portion of our equipment costs, such as costs relating to switching centers and software used for upgrading network capacity, are primarily denominated in U.S. dollars. Since 2001, approximately 35.0% of our total capital expenditures have been U.S. dollar denominated. Our cost of financing, however, is not materially exposed to exchange rate risk. At December 31, 2004, approximately 30.2%, or R$1,596.4 million, of our indebtedness was denominated in foreign currency. At December 31, 2004, we hedged approximately 48.1% of our foreign currency indebtedness, against significant variations in exchange rates (U.S. dollars, Japanese Yens and Cesta de Moedas) by using foreign currency swap contracts. The aggregate notional principal amount of the swap contracts is approximately U.S$288.9 million, of which approximately U.S.$36.6 million matures within one year and approximately U.S.$144.9 million matures in one to three years. At December 31, 2004, the fair value of the swap contracts amounted to approximately R$88.9 million. See Notes 31b and 31c to our audited financial statements for additional information regarding the swap contracts.

     In 2004, losses on foreign currency and monetary restatement amounted to approximately R$4.6 million, due to the appreciation of the real against the U.S. dollar. At December 31, 2004, the potential immediate loss in earnings that we could sustain from a hypothetical 10.0% change in foreign currency exchange rates would be approximately R$70.8 million.

Interest Rate Risk

     At December 31, 2004, we had approximately R$5,281.5 million in loans and financing outstanding, of which R$4,610.8 million bore interest at floating rates and R$670.7 million bore interest at fixed rates. We invest our excess liquidity (approximately R$2,397.8 million in 2004) mainly in investment funds created by top Brazilian asset managements exclusively for us. The fund managers are responsible for managing these funds, subject to the certain direction of our senior management. Currently, these funds carry mainly bond and other financial instruments linked to the CDI rate, issued by the Government. The potential loss in earnings to us over one year that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to our financial liabilities in 2004 would be approximately R$9.7 million. The above sensitivity analysis is based on the assumption of an unfavorable 100 basis points movement of the interest rates applicable to each homogeneous category of financial liabilities and sustained over a period of one year. A homogeneous category is defined according to the currency in which financial assets are denominated and assumes the same interest rate movement within each homogeneous category (e.g., reais). As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuation for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

     The table below provides summary information regarding our exposure to interest rate and exchange rate risk before hedge adjustments in our total debt portfolio as of December 31, 2004:

	Total Debt Portfolio

	R$ million	%

Floating rate debt:
Real denominated	3,818.5	74.1
Foreign currency denominated	663.6	12.9
Fixed rate debt:
Real denominated	16.0	0.3
Foreign currency denominated	657.2	12.7

Total (before hedge adjustments)	5,155.3	100.0

Hedge adjustments
Hedge adjustments	126.2	N.A.

Total	5,281.5

     As of December 31, 2004, approximately 28.7% of our total debt portfolio before hedge adjustments was tied to the CDI rate. As of December 31, 2004, the CDI rate accumulated for the year was 16.71% per annum.

     The table below provides information about our debt obligations as of December 31, 2004, which are sensitive to changes in interest rates and exchange rates. This table presents, by expected maturity dates and currency, the principal cash flows and related average interest rates of these obligations. Variable interest rates are based on the applicable reference rate (LIBOR, CDI, IGP-M or TJLP) as of December 31, 2004:

	Total Short-Term Debt 2005							Fair Value Long Term Debt

Debt Obligation		2006	2007	2008	2009	2010	After 2010

Debt in Japanese Yen:
Fixed rate debt	612.4	564.3	564.3	564.3	282.2	0.0	0.0	1,975.1
Average interest rate	3.4%	3.4%	3.4%	3.4%	3.4%	3.4%	3.4%
Variable rate debt	3,457.3	55,947.0	111,894.0	111,894.0	111,894.0	111,894.0	55,947.0	559,469.8
Average interest rate	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%	2.0%

Debt in U.S. Dollars:
Fixed rate debt	29,522.2	7,983.8	7,983.8	7,983.8	7,983.8	7,983.8	585,234.5	636,231.7
Average interest rate	8.1%	8.1%	8.1%	8.1%	8.1%	8.1%	8.1%
Variable rate debt	32,990.4	18,459.9	12,500.0	12,228.0	11,835.8	9,653.4	2,992.5	67,669.7
Average interest rate	4.1%	4.1%	4.1%	4.1%	4.1%	4.1%	4.1%

Debt in Brazilian
reais:
Fixed rate debt	5,171.3	5,000.0	5,000.0	416.7	0.0	0.0	419.2	10,835.8
Average interest rate	13.7%	13.7%	13.7%	13.7%	13.7%	13.7%	13.7%
Variable rate debt(1)	1,007,529.8	1,124,479.0	625,329.5	237,601.2	647,359.3	147,359.7	28,814.1	2,673,843.8
Average interest rate	15.6%	15.6%	15.6%	15.6%	15.6%	15.6%	15.6%

Total debt
obligations(1)	1,079,283.4	1,212,434.0	763,271.5	370,687.9	779,355.0	276,890.9	673,407.2	3,950,025.9

Hedge Adjustments	23,849.6	25,944.6	25,687.1	15,148.9	14,605.1	14,082.3	6,850.7	65,558.4

Total	1,103,133.0	1,238,378.6	788,958.6	385,836.8	793,960.2	290,973.2	680,258.0	4,015,584.3

Hedging Policy

     We constantly evaluate and consider alternatives with respect to hedging foreign exchange risk in connection with our foreign currency indebtedness and have currently entered into hedging contracts with respect to short-term payments of our foreign currency debt.

PART II

ITEM 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     We were required to pay a non-cumulative preferred dividend on our Preferred Shares in an amount equal to 6.0% of the share capital attributable to our Preferred Shares under Brazilian Corporation Law. Law 10,303, dated October 31, 2001, which amended the Brazilian Corporation Law requirement that we pay a non-cumulative preferred dividend on our Preferred Shares of at least 3.0% per year of the book value of Shareholders' equity divided by our total number of shares. On December 19, 2002 we amended our Bylaws to comply with these new requirements. Preferred Shareholders are now entitled to receive a minimum non-cumulative dividend of Preferred Dividend equal to the greatest of (i) 6.0% per year of the value of our total share capital divided by our total number of shares or (ii) 3.0% per year of the book value of our shareholders' equity divided by the total number of our shares.

ITEM 15. Controls and Procedures

     Disclosure controls and procedures. Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Exchange Act) as of December 31, 2004. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2004, our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be discussed by us in the reports that we file or submit under the Exchange Act.

     Changes in internal controls. There have been no significant changes in our internal control over financial reporting that occurred during the year ended December 31, 2004 that have materially affected, or are reasonably likely to materially affect our internal control over financial reporting. However, although foreign private issuers are not yet subject to disclosure requirements regarding internal control over financial reporting, we have already started the process of reviewing our framework of internal controls, in order to attain appropriate certification from independent auditors in 2005.

ITEM 16A. Audit Committee Financial Expert

     Because we have not established an audit committee, our entire board of directors is deemed our audit committee under section 3(a)(58) of the Exchange Act. Our board of directors has not yet determined whether any of the members of the board of directors is an audit committee financial expert as such term is defined for the purposes of this Item 16A. We do not have such an audit committee financial expert because we are not required to do so under Brazilian law. We are not required to comply with these requirements until July 31, 2005.

ITEM 16B. Code of Ethics

     We have adopted a code of ethics that applies to all officers and employees. A copy of the code of ethics may be obtained free of charge by contacting our investor relations department at (+55) 61 415-1256. No waivers, either explicit or implicit, of provisions of the code of ethics were granted in 2004.

ITEM 16C. Principal Accountant Fees and Services

     KPMG Auditores Independentes served as our independent registered public accounting firm for the years ended December 31, 2002, 2003 and 2004 appearing in this annual report on Form 20-F.

     The following table presents the aggregate fees for professional services and other services rendered by KPMG Auditores Independentes to us in 2002, 2003 and 2004 in thousands of reais.

	2004	2003	2002

Audit Fees	R$1,635	R$1,528	R$739
Audit-related Fees	393	-	10
Tax Fees	10	41	34
All Other Fees	-	-	-

Total	R$2,038	R$1,569	R$783

     Audit Fees are fees agreed upon with KPMG Auditores Independentes for the fiscal years 2002, 2003 and 2004 (including related expenses) for the audit of our annual consolidated financial statements and for the reviews of our quarterly financial statements submitted on Form 6-K, including the reviews of our annual report on Form 20-F.

     Audit-related Fees consist of fees billed by KPMG Auditores Independentes for assurance and related services that are reasonably related to the performance of the audit or review of the company's financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards, issuance of confort letters, internal control reviews, and review of security controls and operational effectiveness of systems.

     Tax Fees include fees billed for tax compliance services, including the review of the original, as well as seminars and training regarding changes in, Brazilian tax legislation.

Audit committee pre-approval policies and procedures

     Our board of directors requires management to obtain the board's approval before engaging independent outside auditors to provide any audit or permitted non-audit services to us, or our subsidiaries. Pursuant to this policy, our board of directors pre-approves all audit and non-audit services provided by KPMG Auditores Independentes, our principal auditor. Pursuant to the board's pre-approval process, each year, KPMG prepares a detailed list of services that it proposes to perform during the coming year. These proposed services are presented to the board of directors, which considers and approves the services. Management is not permitted to engage our outside auditors for any audit or non-audit service that is not on the list of services approved by the board of directors without first returning the board of directors for approval of such additional services.

ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Period	Total Number of Shares Purchased	Average Price Paid Per Share (R$)	Total Number of Shares Purchased as Part of Publicly Announced Programs (2)	Maximum Number of Shares that May Yet Be Purchased Under the Programs (3)

January 2004	-	N.A.	4,847,200,000,000	13,911,666,980,000
February 2004	-	N.A.	4,847,200,000,000	13,911,666,980,000
March 2004	-	N.A.	4,847,200,000,000	13,911,666,980,000
April 2004	-	N.A.	4,847,200,000,000	13,911,666,980,000
May 2004	-	N.A.	4,847,200,000,000	13,911,666,980,000
June 2004	-	N.A.	4,847,200,000,000	13,911,666,980,000
July 2004	-	N.A.	4,847,200,000,000	13,911,666,980,000
August 2004	-	N.A.	4,847,200,000,000	13,911,666,980,000
September 14-30, 2004 (1)	310,100,000,000	11.29	5,157,300,000,000	13,601,566,980,000
October 2004	2,084,600,000,000	11.41	7,241,900,000,000	11,516,966,980,000
November 2004	620,300,000,000	11.51	7,862,200,000,000	10,896,666,980,000
December 2004	243,400,000,000	12.74	8,105,600,000,000	10,653,266,980,000
January 2005	3,407,800,000,000	11.30	11,513,400,000,000	7,245,466,980,000
February 2005	1,453,300,000,000	10.97	12,966,700,000,000	5,792,166,980,000
March 2005	711,400,000,000	10.93	13,678,100,000,000	5,080,766,980,000

Total	8,830,900,000,000	11.30	13,678,100,000,000	5,080,766,980,000

(1) The Fifth Repurchase Program of the Company was announced on September 13, 2004.
(2) Under the Fifth Repurchase Program up to 18,760,149,302,000 Preferred shares may be repurchased in the 365-day period started on September 14, 2004.
(3) As of September 10, 2004, the Company had 1,282,322,000 Preferred Shares in treasury as a result of the incorporation of CRT.

PART III

ITEM 17. Financial Statements

     We have responded to Item 18 in lieu of responding to this Item.

ITEM 18. Financial Statements

     Reference is made to pages F-1 through F-93 for our Financial Statements.

ITEM 19. Exhibits

     The following is a list of all exhibits filed as a part of this Annual Report on Form 20-F:

Exhibit
Number	Exhibit
1.1	Amended and Restated Charter of the Registrant.(1)
1.2	Amended and Restated Charter of the Registrant (English translation).(1)
2.1
Form of Deposit Agreement to be executed among the Registrant, Citibank N.A., as Depositary,  and the Holders and Beneficial Owners of American Depositary Shares evidenced by American  Depositary Receipts issued thereunder.(2)

2.2
Indenture dated February 17, 2004, among Brasil Telecom S.A., The Bank of New York, as  indenture trustee, registrar, New York paying agent and transfer agent, and The Bank of Tokyo-  Mitsubishi Ltd., as principal paying agent.(3)

3.1	Amendment to the Amended and Restated Shareholders' Agreement. (4)
3.2	2nd Amendment to the Shareholders’ Agreement consolidated on August 27, 2002, entered into on April 28, 2005
4.1	Standard Concession Agreement for Local, Switched, Fixed-Line Telephone Service.(2)
4.2	Standard Concession Agreement for Local, Switched, Fixed-Line Telephone Service and Schedule of Omitted Concession contracts (English translation).(2)(5)
4.3	Standard Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service.(2)
4.4	Standard Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service and Schedule of Omitted Concession Agreements (English translation).(2)(5)
4.5	Registration Rights Agreement dated February 17, 2004 between Brasil Telecom S.A. and Citigroup Global Markets Inc. as initial purchaser.(3)
4.6	Company Support Agreement dated February 17, 2004 between Brasil Telecom S.A. and the Overseas Private Investment Corporation.(3)
4.7	Insurance Trust Agreement dated February 17, 2004, between Brasil Telecom S.A. and The Bank of New York, as insurance trustee.(3)
4.8	Loan Agreement dated March 24, 2004 among Brasil Telecom S.A. and Sumitomo Mitsui Banking Corporation, and the lenders named therein.(3)
4.9	Indemnity Agreement dated March 24, 2004 among Brasil Telecom S.A., Japan Bank for International Corporation and Sumitomo Mitsui Banking Corporation.(3)
4.10	Merger Agreement among TIM International N.V. and Brasil Telecom S.A., dated as of April 28, 2005
8.1	List of subsidiaries of the Registrant, their jurisdiction of incorporation and names under which they do business.
12.1	Certification of Carla Cico, Chief Executive Officer, pursuant to Section 302 of the Sarbanes- Oxley Act of 2002.
12.2	Certification of Paulo Pedrão Rio Branco, Financial Executive Officer, pursuant to Section 302 of

Exhibit
Number	Exhibit
the Sarbanes-Oxley Act of 2002.
13.	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

________________________________________
(1)	Filed as an Exhibit to the Company's Annual Report on Form 20-F, filed on July 15, 2002.
(2)	Filed as an Exhibit to Amendment 1 to the Company's Registration Statement on Form 20-F filed on October 31, 2001.
(3)	Filed as an Exhibit to the Company´s Annual Report on Form 20-F filed on June 23, 2004.
(4)	Filed with the Company's report on Form 6-K, filed on October 9, 2002.
(5)	Pursuant to Rule 12b-31 under the Exchange Act, Company is not filing a copy of each concession agreement for each region because such are substantially identical except as enumerated in a schedule.

INDEX OF DEFINED TERMS

Adjusted Net Income	114	Mandatory Dividend	113
ADRs	101	MetroRED	25
ADSs	101, 129	MTH	25
American Depositary Shares	101	non-Brazilian holder	126
Anatel	29	non-U.S. holder	130
Anatel Decree	56	PCS	25
ATM	34	PFIC	131
BOVESPA	98	PIS	49
Brazilian Securities Law	120	Preferred Dividend	113
BrTSi	24	Real Plan	9
BrTurbo	33	Registered Capital	129
Center	91	Registrant	3
Code	129	Registration Statement	121
COFINS	49	Resolution 2,689	118
Commercial Market	9	SFAS	8
Common Shares	101	Sistel Plan	92
Contingency Reserve	114	SLDD	34
CPMF tax	128	Statutory Reserve	114
CTMR	21	STJ	43
CVM	3	TBS	24
Dedicated IP	34	TCSPrev	93
DialNet	34	Teleacre	21
DLD basket	43, 62	Telebrás	21
e&p	130	Telebrasília	21
Embratel	23	Telecommunications Regulations	21
FCRT	93	Telegoiás	21
FENATTEL	100	Telemar	23
FISTEL	83	Telemat	21
FITTEL	100	Telems	21
Floating Market	9	Telepar	21
FUNTTEL	80	Teleron	21
FUST	80	Telesc	21
GDP	39	TJLP	69
General Telecommunications Law	21	TU-M	66
Global Crossing	54	TU-RIU	66
IBGE	39, 68	TU-RL	66
ICMS	48	U.S. GAAP	3
IGP-M	6	Unrealized Revenue	114
INPI	56	Unrealized Revenue Reserve	114
IOF tax	128	Vant	27
IPCA index	43	VC-1	77
IRS	131	VC-2	78
Light IP	141	VC-3	78
List of Obligations	56	Vetor	34
local basket	43, 62	VU-M	46, 66

TECHNICAL GLOSSARY

     The following explanations are not intended as technical definitions, but to assist the general reader to understand certain terms as used in this Annual Report.

     ADSL (Asymmetric Digital Subscriber Line): A technology that allows conventional telephone services, as well as the delivery of high-speed data transmission to virtual private networks or to public internet networks over existing copper lines.

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

     Network usage charge: Amount per minute charged by network operators for the use of their network by other network operators. Also known as an "interconnection charge" or "access charge."

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
Name: Paulo Pedrão Rio Branco
Title: Financial Executive Officer

Dated: June 14, 2005

INDEX TO EXHIBITS

Exhibit
Sequential
Number	Exhibit	Numbering

1.1	Amended and Restated Charter of the Registrant(1)	¯

1.2	Amended and Restated Charter of the Registrant (English translation)(1)	¯

2.1	Form of Deposit Agreement to be executed among the Registrant, Citibank N.A., as
Depositary, and the Holders and Beneficial Owners of American Depositary Shares
	evidenced by American Depositary Receipts issued thereunder(2)	¯

2.2	Indenture dated February 17, 2004, among Brasil Telecom, The Bank of New York, as indenture trustee, registrar, New York paying agent and transfer agent, and The
Bank of Tokyo-Mitsubishi Ltd., as principal paying agent

3.1	Amendment to the Amended and Restated Shareholders' Agreement(3)	¯

3.2	2nd Amendment to the Shareholders’ Agreement consolidated on August 27, 2002,
	entered into on April 28, 2005	¯

4.1	Standard Concession Agreement for Local, Switched, Fixed-Line Telephone
	Service(2)	¯

4.2	Standard Concession Agreement for Local, Switched, Fixed-Line Telephone
Service and Schedule of Omitted Concession Agreement (English
	translation)(2)(4)	¯

4.3	Standard Concession Agreement for Domestic Long-Distance, Switched, Fixed-
	Line Telephone Service(2)	¯

4.4	Standard Concession Agreement for Domestic Long-Distance, Switched, Fixed-
Line Telephone Service and Schedule of Omitted Concession Agreements (English
	translation)(2)(4)	¯

4.5	Registration Rights Agreement dated February 17, 2004 between Brasil Telecom
	S.A. and Citigroup Global Markets Inc. as initial purchaser	¯

4.6	Company Support Agreement dated February 17, 2004 between Brasil Telecom
	S.A. and the Overseas Private Investment Corporation	¯

4.7	Insurance Trust Agreement dated February 17, 2004, between Brasil Telecom S.A.
	and The Bank of New York, as insurance trustee	¯

4.8	Loan Agreement dated March 24, 2004 among Brasil Telecom S.A. and Sumitomo
	Mitsui Banking Corporation and the lenders named therein	¯

4.9	Indemnity Agreement dated March 24, 2004 among Brasil Telecom S.A., Japan
	Bank for International Corporation and Sumitomo Mitsui Banking Corporation.	¯

4.10	Merger Agreement among TIM International N.V. and Brasil Telecom S.A., dated
	as of April 28, 2005	¯

8.1	List of subsidiaries of the Registrant, their jurisdiction of incorporation and names
	under which they do business	¯

Exhibit
Sequential
Number	Exhibit	Numbering

12.1	Certification of Carla Cico, Chief Executive Officer, pursuant to Section 302 of the
	Sarbanes-Oxley Act of 2002	¯

12.2	Certification of Paulo Pedrão Rio Branco, Financial Executive Officer, pursuant to
	Section 302 of the Sarbanes-Oxley Act of 2002	¯

13.	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to
	Section 906 of the Sarbanes-Oxley Act of 2002	¯

________________________________________
(1)	Filed as an Exhibit to the Company's Annual Report on Form 20-F, filed on July 15, 2002.
(2)	Filed as an Exhibit to Amendment 1 to the Company's Registration Statement on Form 20-F, filed on October 31, 2001.
(3)	Filed with the Company's Report on Form 6-K, filed on October 9, 2002.
(4)	Pursuant to Rule 12b-31 under the Exchange Act the Registrant is not filing a copy of each concession Agreement for each region because such agreements are substantially identical in all material respects except as enumerated in the schedule attached to each standard concession Agreement.

BRASIL TELECOM S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2004 AND 2003 AND FOR EACH OF THE YEARS
IN THE THREE-YEAR PERIOD ENDED DECEMBER 31, 2004

BRASIL TELECOM S.A.

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2004 and 2003 and for each of the years
in the three-year period ended December 31, 2004

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Brasil Telecom S.A.
Brasília, DF

We have audited the accompanying consolidated balance sheets of Brasil Telecom S.A. as of December 31, 2004 and 2003, and the related consolidated statements of operations, cash flows and changes in shareholders’ equity for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brasil Telecom S.A. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with Brazilian generally accepted accounting principles (Brazilian GAAP), including recognition of the effects of changes in the purchasing power of the Brazilian currency through December 31, 2000, as discussed in Note 2.a and 2.b.

Accounting principles generally accepted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 33 to the consolidated financial statements.

/s/ KPMG Auditores Independentes

June 3, 2005
Brasília, DF

BRASIL TELECOM S.A.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2003 and 2004
(In thousands of Brazilian reais)

		2003	2004

Current assets:
Cash and cash equivalents	Note 11	1,465,765	2,397,810
Trade accounts receivable, net	Note 12	1,859,713	2,111,579
Inventories, net	Note 13	8,042	174,033
Deferred and recoverable taxes	Note 14	501,281	735,700
Other assets	Note 15	150,724	382,892

Total current assets		3,985,525	5,802,014

Non-current assets:
Inventories, net	Note 13	19,053	-
Deferred and recoverable taxes	Note 14	736,367	729,695
Other assets	Note 15	607,642	569,781

Total non-current assets		1,363,062	1,299,476

Permanent assets:
Investments	Note 16	175,417	66,993
Property, plant and equipment, net	Note 17	9,567,243	9,370,091
Intangibles	Note 18	531,556	863,929

Total permanent assets		10,274,216	10,301,014

Total assets		15,622,803	17,402,504

Current liabilities:
Payroll and related accruals	Note 19	61,550	73,238
Accounts payable and accrued expenses	Note 20	987,403	1,883,699
Taxes other than income taxes	Note 21	439,215	750,759
Dividends and employees’ profit sharing	Note 22	296,248	472,071
Income taxes	Note 9	61,829	47,964
Loans and financing	Note 23	1,591,797	705,345
Loans and financing - controlling shareholder	Note 23	398,477	397,788
Provisions for contingencies	Note 24	48,509	327,643
Provision for pensions	Note 25	28,022	29,497
Other liabilities		83,921	120,706

Total current liabilities		3,996,971	4,808,710

Non-Current liabilities:
Income taxes	Note 9	106,523	35,206
Taxes other than income taxes	Note 21	583,194	604,942
Loans and financing	Note 23	1,655,028	3,592,164
Loans and financing - controlling shareholder	Note 23	990,535	586,201
Provisions for contingencies	Note 24	650,236	411,202
Provision for pensions	Note 25	478,068	471,949
Other liabilities		321,279	380,488

Total non-current liabilities		4,784,863	6,082,152

Minority interest		7	30,277

Shareholders’ equity:
Share capital		4,955,254	4,983,402
Capital reserves		2,337,916	2,310,218
Income reserves		379,929	394,357
Retained earnings (accumulated losses)		(756,489)	(1,114,162)
Treasury shares		(75,648)	(92,450)

Total shareholders’ equity	Note 26	6,840,962	6,481,365

Total liabilities and shareholders’ equity		15,622,803	17,402,504

See the accompanying notes to the financial statements.

BRASIL TELECOM S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais, except income/(loss) per lot of one thousand shares)

		2002	2003	2004

Net operating revenue	Note 4	7,071,368	7,915,194	9,064,855
Cost of services	Note 5	5,163,861	5,472,142	6,142,645

Gross profit		1,907,507	2,443,052	2,922,210
Operating expenses:
Selling expenses		763,375	821,656	1,086,946
General and administrative expenses		661,060	847,074	998,592
Other net operating expenses/(income)	Note 6	(118,496)	214,953	61,198

Operating income before net financial expenses		601,568	559,369	775,474

Net financial expenses	Note 7	618,899	844,802	579,514

Operating income/(loss)		(17,331)	(285,433)	195,960

Net non-operating expenses	Note 8	64,497	541,691	112,073
Employees’ profit share		41,387	1,076	53,783

Income/(loss) before taxes and minority interests		(123,215)	(828,200)	30,104

Income and social contribution taxes benefit	Note 9	111,596	320,751	75,012

Income/(loss) before minority interests		(11,619)	(507,449)	105,116
Minority interests		-	14	(6,276)

Net income/(loss)		(11,619)	(507,435)	98,840

Shares outstanding at the balance sheet date (thousands)		535,584,460	539,447,369	541,608,463

Income/(loss) per lot of one thousand shares outstanding
at the balance sheet date		(0.02)	(0.94)	0.18

See the accompanying notes to the financial statements.

BRASIL TELECOM S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years ended December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

			Income
			Reserve

					Retained
					Earnings
	Share	Capital	Legal	Treasury	(Accumulated
	Capital	Reserves	Reserve	Shares	Losses)	Total

Balances at January 1, 2002	4,878,336	2,405,382	357,923	(60,124)	394,785	7,976,302

Capital increase:
Fiscal benefits on amortization of goodwill	39,591	(39,591)	-	-	-	-
Donations and subsidies for investments	-	554	-	-	-	554
Increase in income tax, due to change in tax rate	-	5,053	-	-	-	5,053
Net loss	-	-	-	-	(11,619)	(11,619)
Issuance of treasury stock	-	-	-	21,147	(21,147)	-
Acquisition of treasury stock	-	-	-	(21,852)	-	(21,852)
Transfer to/from reserves	-	-	22,006	-	(22,006)	-
Dividends	-	-	-	-	(324,648)	(324,648)

Balances at December 31, 2002	4,917,927	2,371,398	379,929	(60,829)	15,365	7,623,790

Capital increase:
Fiscal benefits on amortization of goodwill	37,327	(37,327)	-	-	-	-
Donations and subsidies for investments	-	3,845	-	-	-	3,845
Net loss	-	-	-	-	(507,435)	(507,435)
Issuance of treasury stock	-	-	-	18,199	(18,199)	-
Acquisition of treasury stock	-	-	-	(33,018)	-	(33,018)
Consolidation adjustments - others	-	-	-	-	(20)	(20)
Dividends	-	-	-	-	(246,200)	(246,200)

Balances at December 31, 2003	4,955,254	2,337,916	379,929	(75,648)	(756,489)	6,840,962

Capital increase:
Fiscal benefits on amortization of goodwill	28,148	(28,148)	-	-	-	-
Donations and subsidies for investments	-	450	-	-	-	450
Forfeiture of unclaimed dividends	-	-	-	-	11,569	11,569
Net income	-	-	-	-	98,840	98,840
Issuance of treasury stock	-	-	-	20,748	(20,748)	-
Acquisition of treasury stock	-	-	-	(37,550)	-	(37,550)
Consolidation adjustments - others	-	-	-	-	11,594	11,594
Transfer to/from reserves	-	-	14,428	-	(14,428)	-
Dividends	-	-		-	(444,500)	(444,500)

Balances at December 31, 2004	4,983,402	2,310,218	394,357	(92,450)	(1,114,162)	6,481,365

See the accompanying notes to the financial statements.

BRASIL TELECOM S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2002, 2003 and 2004
(In thousands of Brazilian reais)

	2002	2003	2004

Operating Activities
Net income/(loss)	(11,619)	(507,435)	98,840
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Depreciation and amortization	2,847,176	2,851,358	2,809,976
Foreign exchange losses	102,385	31,927	4,711
Minority share of net income/(loss)	-	(14)	6,276
Loss/(gain) on permanent asset disposals	(28,733)	466,864	77,052
Other provisions	(2,580)	(8,259)	60,445
Increase in provisions for contingencies	10,746	309,450	2,301
Increase/(decrease) in provision for pensions	11,096	4,250	(4,644)
Increase in allowance for doubtful accounts	10,203	29,223	58,682
Net decrease in income tax, due to change in rate	5,053	-	-
Increase in trade accounts receivable, gross	(322,117)	(336,773)	(269,836)
(Increase)/decrease in other current assets	25,946	59,035	(378,910)
(Increase)/decrease in other non-current assets	(164,412)	(127,224)	57,880
Increase/(decrease) in payroll and related accruals	(47,650)	16,033	3,343
Increase/(decrease) in accounts payable and accrued expenses	(296,846)	(64,261)	832,833
Increase in taxes other than income taxes	80,224	86,875	304,129
Increase/(decrease) in other current liabilities	(18,944)	(20,445)	41,799
Increase/(decrease) in accrued interest	3,505	(44,602)	19,888
Decrease in deferred income taxes	(89,488)	(309,060)	(319,508)
Increase/(decrease) in other non-current liabilities	191,896	41,004	(81,568)

Net cash provided by operating activities	2,305,841	2,477,946	3,323,690

Investing activities:
Additions to investments	(15,532)	(54,202)	(12,301)
Cash paid for the acquisition of new companies, net of cash and cash
equivalents acquired of R$55,790 (R$33,463 in 2003)	-	(144,516)	(61,389)
Additions to property, plant & equipment	(1,633,076)	(1,340,169)	(2,305,729)
Additions to intangible assets	(191,495)	(123,541)	(374,649)
Proceeds from asset disposals	24,416	19,063	7,367

Net cash used in investing activities	(1,815,687)	(1,643,365)	(2,746,701)

Financing activities:
Loans repaid	(436,993)	(574,021)	(1,826,308)
New loans obtained	1,249,898	84,565	2,427,008
Expansion plan and other contributions paid back	-	(190)	-
Purchase of treasury shares	(21,852)	(33,018)	(37,554)
Dividends paid	(189,670)	(269,051)	(208,090)

Net cash provided by/(used in) financing activities	601,383	(791,715)	355,056

Increase in cash and cash equivalents	1,091,536	42,866	932,045

Cash and cash equivalents at beginning of the period	331,363	1,422,899	1,465,765

Cash and cash equivalents at end of the period	1,422,899	1,465,765	2,397,810

See the accompanying notes to the financial statements.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

1. a) Operations and background

     Brasil Telecom S.A. (“the Company” and/or BrT) is a concessionaire of the Switched Fixed Telephone Service (“STFC”) and operates in Region II of the General Concessions Plan, covering the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina, and Rio Grande do Sul and the Federal District, under the terms of concessions granted by the Federal Government. These concessions will expire on December 31, 2005 and may be renewed for a further term of 20 years (management of BrT understands that it is likely that these concessions will be renewed). The new concession contracts contain terms reflecting the new General Plan on Quality and the new General Plan on Universal Service, which refer to: (i) new universalization targets; (ii) changes in local rate measurement criteria from pulse to minute measurement; and (iii) changes in rate adjustment formulas, including the creation of a telecommunications industry index and a reduction in chargeable rates for local interconnection rates. The concessions may also be revoked prior to expiration. During the 20-year extension period (as from January 1, 2006), companies will be required to pay, every two years as from 2007, fees equal to 2.0% of the net revenues from the provision of telecommunication services (excluding taxes and social contributions) of the immediately preceding year. In June 2003, the Company presented to Agência Nacional de Telecomunicações (ANATEL), the regulatory authority for the Brazilian telecommunications industry, its unequivocal intention to extend Brasil Telecom’s current concessions. The Company and ANATEL are expected to formally enter into new concession contracts by the end of 2005

     The Company’s business, including the services it may provide and the rates charged, is regulated by ANATEL, pursuant to Law 9,472 of July 16, 1997 and the related regulations, decrees, orders and plans.

     With the fulfillment of the obligations for universal services stated in the General Plan of Universal Service Goals (“PGMU”), forecasted for December 31, 2003, and in accordance with the acts published in the Diário Oficial da União (Official Daily Government Newspaper) on January 19, 2004, the restriction of providing other telecommunications services ceased to exist, allowing the Company, its parent companies, its subsidiaries and associated companies to obtain new telecommunication authorizations. On the same date, ANATEL issued authorizations for the Company to exploit STFC in the following service categories: (i) local and domestic long distance calls in Regions I and III and Sectors 20, 22 and 25 of Region II of the General Concession Plan (“PGO”); and (ii) international long distance calls in Regions I, II and III of PGO. As a result of these authorizations, the Company began to exploit the domestic and international long distance services in the new regions, starting on January 22, 2004. In the case of the local service to be provided in regions I and III, as regulated, the Company had a period of 12 months to begin its operations as from the date of the aforementioned authorization. BrT did not provide this service during 2004 and started to offer it as from January 19, 2005.

     The Company is a subsidiary of Brasil Telecom Participações S.A., incorporated on May 22, 1998 as a result of the privatization of the Telebrás System.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

b) Subsidiaries

  14 Brasil Telecom Celular S.A. (“BrT Celular”): is a wholly owned subsidiary formed in December 2002 to operate the Personal Communication Service (PCS), holding a license to serve the same coverage area where the Company operates STFC, over the following 15 years. BrT Cel was a pre-operational entity until the last quarter of 2004, when it effectively started its operational activities.
  BrT Serviços de Internet S.A. (“BrTI”) is a wholly owned subsidiary formed in October 2001, engaged in the provision of internet services and related activities. It started its activities in 2002. During the second quarter of 2003, BrTI invested, as shareholder or quotaholder, and started to have control of the following companies:

(i) Group BrT Cabos Submarinos (formerly known as GlobeNet Group)

This group of companies provides data transmission services through a system of submarine fiber optics cables, with points of connection in the United States, Bermuda Islands, Venezuela and Brazil, allowing the traffic of data through packages of integrated services, offered to local and international corporate customers. It is comprised by the following companies:

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

In November 2004, BrT made some capital increases in BrT SCS Bermuda, becoming its parent company, with 74.16% of its ordinary and total share capital.

iG Group

BrT SCS Bermuda acquired on November 24, 2004 the controlling interest of Internet Group (Cayman) Limited (“iG Cayman”), with an interest of 63.2% of total shares as of December 31, 2004, a company incorporated under the laws of Cayman Islands. iG Cayman is a holding company which owns the controlling interest of Internet Group do Brasil Ltda. (“iG Brazil”) and Central de Serviços Internet Ltda., both incorporated in Brazil.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

The iG Group started its activities in January 2000 and its operations are based mainly on providing dial up access to the internet. Additionally, the Group also provides internet services to mobile phones, broad band access, hosting and other services related to e-commerce.

(ii) iBest Group

iBest Group concentrates its operations on providing dialed access to the Internet, sales of banners and value added services, such as accelerated access to the web.

Since February 2002, BrTI has held a minority interest in iBest Holding Corporation (“IHC”), a company incorporated in the Cayman Islands. Due to a succession of various corporate acts occurring during June 2003 in IHC and its subsidiaries, BrTI began to exercise control over the iBest Group, which is formed by the main following companies: (i) iBest Holding Corporation; (ii) iBest S.A.; (iii) Febraio S.A.; and (iv) Freelance S.A. The acquisition of iBest generated goodwill which is mentioned in Note 18.

In May 2004, through a corporate reorganization process, Freelance fully incorporated Febraio SA., iBest S.A. and its subsidiary Mail BR Comunicação Ltda. As a result, Freelance S.A. became the owner of iBest’s trademark and the main company of this Group.

  MTH Ventures do Brasil Ltda. (“MTH”): On May 13, 2004, the Company acquired 80.1% of the voting capital of MTH, in addition to the 19.9% held previously. MTH, in turn, held 100% of the capital of MetroRED Telecomunicações Ltda. (“MetroRED”).

  MetroRED is a service provider for a private telecommunications network through optical fiber digital networks, and operates in São Paulo, Rio de Janeiro and Belo Horizonte and has a long distance network connecting these major metropolitan commercial centers. It also has an Internet Solution Center in São Paulo, which offers co-location, hosting and other value added services.
  VANT Telecomunicações S.A. (“VANT”): On May 13, 2004, the Company acquired the remaining 80.1% of the capital of VANT (in addition to the 19.9% held previously), which is a service provider for corporate network services, founded in October 1999.

  Initially focused on a TCP/IP network, VANT started in Brazil with a network 100% based on this technology. VANT operates throughout Brazil, and is present in the main Brazilian state capitals, offering a portfolio of voice and data products.
  Other service provider entities: The Company acquired at the end of 2004 the entities Santa Bárbara dos Pampas S.A., Santa Bárbara dos Pinhais S.A., Santa Bárbara do Cerrado S.A. and Santa Bárbara do Pantanal S.A. These entities, which were non-operational at the balance sheet date, have the purpose of providing general services, such as asset and real estate management.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

2. Presentation of the consolidated financial statements

a. Indexation of the consolidated financial statements

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

     The consolidated financial statements of the Company were prepared on a fully indexed basis to recognize the effects of changes in the purchasing power of the Brazilian currency until December 31, 2000, under the methodology known as Generally Accepted Accounting Principles in Brazil (Brazilian GAAP).

b. Previously published financial information

     The presentation of the consolidated financial statements under Brazilian GAAP is consistent with the presentation of the published financial statements under Brazilian Corporation Law of the Companies, from which the accompanying financial information was extracted, except for certain adjustments mainly related to effects of indexation applied on shareholders’ equity and net income/(loss), detailed in the tables below, and certain reclassifications within the balance sheets and the statements of operations.

     The tables below present a reconciliation of net income/(loss) for the years ended December 31, 2002, 2003 and 2004 and shareholders’ equity at those dates in accordance with Brazilian Corporation Law to net income/(loss) and shareholders’ equity reported herein, under Brazilian GAAP:

	Year ended December 31,

Net income/(loss):	2002	2003	2004

Net income/(loss) in accordance with Brazilian Corporation Law	440,117	(25,297)	276,964
Effect of the indexation of non-monetary assets through
December 31, 2000 (mainly an increased depreciation charge)	(674,760)	(744,869)	(296,804)
Effect of deferred taxation of the above adjustments	223,024	262,731	118,680

Net income / (loss) as reported herein	(11,619)	(507,435)	98,840

	As of December 31,

Shareholders’ equity:	2002	2003	2004

Shareholders’ equity in accordance with Brazilian Corporation Law	6,963,535	6,662,844	6,481,365
Effect of the indexation of non-monetary assets through
December 31, 2000	1,041,669	296,802	-
Effect on deferred taxation on the above adjustment	(381,414)	(118,684)	-

Shareholders’ equity as reported herein	7,623,790	6,840,962	6,481,365

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     All assets subject to the indexation described above were totally depreciated until December 31, 2004.

c. Principles of consolidation

     These consolidated financial statements include the accounts of the Companies mentioned in Note 1 to these financial statements. All material intercompany balances and transactions have been eliminated.

     Certain prior year amounts were reclassified to conform to the current year’s presentation.

d. US GAAP consideration

     The accompanying consolidated financial statements have been translated and adapted from those originally issued in Brazil, based on the Brazilian Corporation Law and reconciled to Brazilian GAAP, as mentioned above. Certain reclassifications and changes in terminology have been made and these notes have been expanded, in order to conform more closely to reporting practices prevailing pursuant to accounting principles generally accepted in the United States (“U.S. GAAP”).

     Brazilian GAAP differs in certain significant respects from U.S. GAAP. For more information about the differences between Brazilian GAAP and U.S. GAAP and a reconciliation of our net income and shareholders’ equity from Brazilian GAAP to U.S. GAAP, please see Note 33.

e. Consolidated statements of cash flows

     These consolidated financial statements include consolidated statements of cash flows, which better reflect the source and use of funds in order to provide more significant information, instead of the statements of sources and uses of funds, which are usually disclosed in accordance with Brazilian GAAP.

f. Segment reporting

     The Company, is presenting, the Report by Business Segment (33.c). A segment is a distinguishable component of the Company that is engaged in providing products or services, which are subject to risks and rewards that are different from those of other segments.

3. Summary of principal accounting practices

a. Cash and cash equivalents

     Cash equivalents are considered to be all highly liquid temporary cash investments with original maturity dates of three months or less. They are recorded at original cost plus income earned to the balance sheet date and do not exceed market value.

     Temporary cash investments consist of highly liquid investment funds held by financial institutions and are recorded as trading securities, with unrealized gains and losses included in the statement of operations. The recorded amounts refer to the fair values at each balance sheet date.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

b. Trade accounts receivable

     Accounts receivable from telephone subscribers are calculated at the tariff rate on the date the service was rendered. Customer accounts receivable also include services provided to customers to the balance sheet date but not yet billed and the related taxes, accounted for on the accrual basis. Receivables from the sale of mobile phones and accessories are recorded at the original amount of sales, when these goods are delivered and accepted by the customers. Interest on overdue accounts receivable from customers is recorded when received, not affecting trade accounts receivable.

c. Allowance for doubtful accounts

     An allowance for doubtful accounts is recorded for accounts receivable for which recoverability is considered doubtful. The criteria adopted for making the provision for doubtful accounts takes into account the calculation of the actual percentage losses incurred on each range of maturity for accounts receivable. The historic percentages are applied to the current ranges of accounts receivable, also including accounts not yet due and the unbilled portion, thus comprising the amount that could become a future loss, which is recorded as a provision. Customers accounts receivable over 180 days due, are written-off from the balance sheet.

d. Foreign currency transactions

     Transactions in foreign currency are recorded at the exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange rate variations are recognized in the statements of operations as they occur.

e. Inventories

     Inventories are stated at the lower of cost or net realizable value. Cost of inventories is determined on a weighted average cost basis. Inventories are separated into network expansion, maintenance inventories and mobile phones and accessories for resale. Inventories for use in network expansion are classified as “Construction-in-progress” under “Property, plant and equipment”. Maintenance inventories are classified as other current assets. Obsolete items are provided for through an allowance for losses. In the case of mobile phones and accessories, this provision is calculated based on the difference of average cost in relation to the sales market value (when the latter is lower).

f. Investments

     Consist principally of investments with less than a 20% ownership stake, including fiscal incentive investments, recorded at indexed cost through December 31, 2000, less a reserve for losses when considered necessary.

g. Property, plant and equipment

     Property, plant and equipment are stated at indexed cost through December 31, 2000, less accumulated depreciation. Financial charges related to loans specifically used to finance assets and construction in progress are capitalized.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     Improvements to existing property are capitalized while maintenance and repair costs are charged to expense as incurred. Materials allocated to specific projects are added to construction-in-progress.

     Depreciation is provided using the straight-line method based on the estimated useful lives of the underlying assets and in accordance with tax rules. The principal depreciation rates are shown in Note 17.c.

     The Company’s management reviews property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. These reviews have not indicated the need to recognize any impairment losses during the years ended December 31, 2002 and 2004. Write-down of property, plant and equipment assets is recorded when and if necessary.

h. Intangibles

     Goodwill represents the excess of acquisition costs over book value of net assets of businesses acquired. Goodwill and intangible assets with estimable useful lives are amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment when events or circumstances indicates that the carrying amount may not be recoverable.

i. Vacation pay accrual

     Employees’ cumulative vacation pay is accrued as earned.

j. Income and social contribution taxes

     Income and social contribution taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to (a) differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and (b) tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date in relation to all temporary differences, except for the future benefit arising out of the goodwill amortization, where the effect of a change in rates is recognized in capital reserves within shareholders’ equity (note 26.c).

k. Loans and financing

     Loans and financing include accrued interest and monetary or exchange variations to the balance sheet date. Equal restatement is applied to the guarantee contracts to hedge the debt.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

l. Provisions for contingencies

     Provisions for contingencies are recognized for the estimated amounts of probable losses based on legal advice and management’s opinion of the outstanding matters at the balance sheet date. The basis and nature of the provisions are described in Note 24.

m. Revenue recognition

     Revenues are generally recognized on accrual basis. Revenues from customer calls are based on time used, according to Brazilian law, and are recognized when services are provided (fixed and mobile telephony). Services provided and not billed at the end of each month are estimated and recorded on accrual basis. Considering their high turnover and short average life, revenues from phone cards for public telephones are recorded as the cards are sold. Revenues from sales of mobile phones and accessories are recorded when the goods are delivered and accepted by the subscriber. Revenues from pre-paid mobile services are recognized based on the use of the respective credits. Revenues from activation and installation fees are recognized upon the activation of customer services. A revenue is not accounted for if there is an uncertainty in its realization.

n. Interest income and expenses

     Interest income represents interest earned and gains and losses on temporary cash investments and interest earned on overdue accounts receivable from services. Interest expense represents interest incurred and charges on loans and financing and exchange gains and losses on foreign currency loans and financing.

o. Research and development

     Research and development costs are charged to expense as incurred. Total research and development costs were R$3,761, R$2,566, and R$430 for the years ended December 31, 2002, 2003 and 2004, respectively.

p. Pensions and other post-retirement benefits

     Private pension plans and other retirement benefits sponsored by the Company for their employees are managed by SISTEL and Fundação BrTPrev. Contributions are determined on an actuarial basis, when applicable, and accounted for on an accrual basis. As of December 31, 2001, to comply with CVM Instruction 371/00, Brasil Telecom S.A. recorded the actuarial deficit on the balance sheet date against shareholders’ equity, excluding the corresponding tax effects. As from the beginning of 2002, adjustments to the actuarial deficit provision are being recognized as a period expense.

q. Employees’ profit sharing

     The Company has made a provision for granting employees the right to a share of its profits. The amount, determined to be paid in the year following the recorded provision, is in accordance with the agreement with the union, the Company’s bylaws and the labor agreement.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

r. Advertising costs

     Advertising costs are expensed as incurred and amounted to R$117,558, R$85,712, and R$133,576 during the years ended December 31, 2002, 2003 and 2004, respectively.

s. Income/(loss) per share

     Income/(loss) per thousand shares have been calculated based on the number of outstanding shares at the balance sheet date, net of treasury stock.

t. Derivatives

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

u. Use of estimates

     The preparation of the consolidated financial statements requires management of the Company to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount and recoverability of property, plant and equipment, and intangibles (including the estimates of the level of future revenues and expenses by the reporting units where the goodwill has been allocated subject to impairment analysis under SFAS 142); valuation allowances for receivables, inventories, deferred income tax assets and also provisions for contingencies. Actual results could differ from those estimates.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

4. Net operating revenue

	Year ended December 31,

	2002	2003	2004

Local services:
Monthly charges	2,656,631	2,858,002	3,110,050
Measured service charges	3,106,544	3,490,010	3,655,450
Public telephones	341,766	394,525	478,805
Other	149,643	147,434	126,260

Total	6,254,584	6,899,971	7,370,565

Long distance services:
Intraregional	1,748,190	1,923,094	2,393,997
Interregional and International	594	562	248,909

Total	1,748,784	1,923,656	2,642,906

Mobile telephone services:
Telephony	-	-	18,219
Sales of goods	-	-	69,685

	-	-	87,904

Data transmission	504,979	766,196	1,068,779
Network services	1,021,308	1,050,821	970,422
Other	310,025	446,737	622,866

Gross operating revenues	9,839,680	11,077,381	12,763,442

Value added and other taxes on revenues	(2,670,871)	(3,042,487)	(3,579,541)

Discounts	(97,441)	(119,700)	(119,045)

Net operating revenue	7,071,368	7,915,194	9,064,855

     There are no customers who individually account for more than 5% of gross operating revenues.

5. Cost of services and sales of good

     The costs incurred in the generation of services rendered and goods sold are as follows:

	Year ended December 31,

	2002	2003	2004

Depreciation and amortization	2,635,014	2,535,001	2,498,734
Personnel	144,581	129,404	120,172
Mobile handsets and accessories	-	-	113,642
Materials	78,759	84,262	66,413
Services	2,057,838	2,370,454	2,959,656
Other	247,669	353,021	383,828

	5,163,861	5,472,142	6,142,645

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

6. Other net operating expenses (income)

Following are presented the remaining income and expenses attributed to operational activities:

	Year ended December 31,

	2002	2003	2004

Taxes other than income taxes	22,496	31,869	126,809
Provision for retirement incentive plan and layoffs (a)	3,295	-	-
Provision for actuarial liabilities of pension fund		8,434	31,132
Technical and administrative services	(34,630)	(41,998)	(60,192)
Provision for contingencies, net of reversal (Note 24)	29,159	359,713	252,200
Fines and expenses recovered (b)	(95,184)	(114,587)	(182,161)
Settlement of dispute with Embratel (c)	-	-	(124,501)
Infrastructure rentals	(36,146)	(44,033)	(48,384)
Forfeiture dividends	(6,468)	(10,544)	-
Amortization of goodwill on acquisition of investment	-	631	61,039
Other	(1,018)	25,468	5,256

	(118,496)	214,953	61,198

     (a) The provisions for the retirement incentive plan and layoff expenses related primarily to the following termination plan:

Plans	Period covered	Number of employees	Termination costs

Apoio Daqui	Oct 99- Mar 02	6,151	234,450

     The plan included termination benefits as part of the Company’s overall restructuring plan. The costs at each year-end were provided considering the projected employees for each branch, department and job position.

     (b) Fines and expenses recovered primarily represent penalties collected on past due accounts receivable and recovery of sales taxes of prior periods. The amount of penalties collected on past due accounts receivable amounted to R$67,889, R$77,738 and R$67,286 in 2002, 2003 and 2004, respectively.

     (c) Brasil Telecom concluded negotiations with Empresa Brasileira de Telecomunicações S.A. - Embratel, related to commercial disputes, resulting in an agreement that established the payment, by Embratel, of approximately R$153,000 (approximately R$28 million were already recognized by BrT). Roughly 47% was paid to Brasil Telecom up to December, 2004. The remaining amount will be paid until May 2005, in installments corrected by CDI - Domestic Interbank Rate.

7. Net financial expenses

	Year ended December 31,

	2002	2003	2004

Financial income:
Interest income	(201,632)	(302,563)	(493,298)
Financial expenses:
Losses on foreign currency financing and monetary variations	152,788	96,447	212,066
Interest expense	667,743	1,050,918	860,746

	618,899	844,802	579,514

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

8. Net non-operating expenses

	Year ended December 31,

	2002	2003	2004

Losses (gain) on disposal of permanent assets	(28,733)	67,953	(18,205)
Write-off of permanent assets CRT	-	386,977	-
Losses on investments	-	-	51,594
Amortization of goodwill on merger of CRT	96,133	96,133	66,590
Other	(2,903)	(9,372)	12,094

	64,497	541,691	112,073

     The write-off of permanent assets in 2003 results from the identification of certain plant and equipment that will no longer be used in operations due to its obsolescence and/or replacement with more technologically advanced telecommunications equipment based upon the Company’s current capital expenditure and modernization program. The specific plant and equipment written off was identified in an obsolescence study performed by the Company with the support of a specialized third party firm.

     The Company holds a 100% interest in the capital of VANT Telecomunicações S.A., whose negotiation for acquisition of the total shares was proposed at the end of the 2001 fiscal year, when a 19.9% interest in the capital of this company was acquired. On the same occasion the amount equivalent to the remaining capital was deposited in a collateral account as a guarantee for the option to the purchase agreement. The acquisition of the remaining interest was only finalized in May 2004 and the investment amounted to R$51,594. At the time of the purchase, VANT presented a negative equity amounting to R$14,208. The Company recorded a provision in the amount of the negative equity of the subsidiary in the non-operating result, as well as the R$51,594 referring to the amount invested.

9. Income and social contribution taxes expenses

     Brazilian income taxes comprise federal income and social contribution taxes. In 2002, 2003 and 2004, the rate for income tax was 25% and 9% for social contribution tax producing a combined statutory rate of 34%.

     Deferred taxes are provided on temporary differences, which include the effects of indexation adjustments that will not give rise to deductions when the related assets are subsequently depreciated, amortized or disposed of.

     Income and social contribution taxes are booked on an accrual basis, with the temporary differences being deferred. The provisions for income and social contribution taxes recognized in the statements of operations, all of which are Brazilian taxes, are as follows:

	Year ended December 31,

	2002	2003	2004

Social contribution tax	(7,592)	(2,573)	(13,312)
Income tax	(53,048)	(23,868)	(59,209)
Deferred taxes	172,236	347,192	147,533

Total	111,596	320,751	75,012

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The following is a reconciliation of the amounts calculated by applying the combined statutory tax rates to the reported income before taxes and the reported income tax:

	Year ended December 31,

	2002	2003	2004

Pre-tax Brazilian income/(loss)	(123,215)	(816,860)	59,503
Pre-tax foreign income/(loss)	-	(11,340)	(29,399)

Income/(loss) before taxes as reported in the accompanying
consolidated financial statements	(123,215)	(828,200)	30,104
Combined statutory rate	34%	34%	34%
Tax benefit/(expense) at the combined statutory rate	41,893	281,588	(10,235)
Permanent additions:
Goodwill amortization on CRT merger and others	(32,685)	(32,685)	(31,442)
Exchange variation on equity investments	-	-	(9,765)
Losses on investments	-	-	(17,542)
Other non-deductible expenses	(6,236)	(9,892)	(17,441)
Permanent exclusions:
Non-taxable income	4,193	3,046	9,750
Other items:
Interest on shareholders’ equity	110,381	83,708	151,130
Unrecognized tax loss	-	(6,125)	(9,996)
Recognition of deferred Income Tax on Accumulated Tax Losses	-	-	13,736
Effect of rate changes	(8,076)	-	-
Other, net	2,126	1,111	(3,183)

Income and social contribution tax benefit as reported in the
accompanying consolidated financial statements	111,596	320,751	75,012

     In 2002, 2003 and 2004, the dividends proposed by the Company for payment at the end of the year were characterized as interest on shareholders’ equity. As a result, under Brazilian tax law, the dividends were treated as a deduction for income tax purposes.

     The composition of deferred tax assets and liabilities, based on temporary differences, is as follows:

	December 31,

	2003	2004

Deferred tax assets:
Provision for contingencies	236,754	235,126
Provision for actuarial deficiency- FBrTPrev	172,071	170,492
Goodwill amortization (see Note 18)	123,378	59,006
Allowance for doubtful accounts	62,224	82,209
Tax loss carryforwards	1,390	71,648
Other	100,590	104,165

Total (see Note 14)	696,407	722,646

Deferred tax liabilities:
Additional indexation expense from pre-1990	13,597	11,239
Effect of full indexation	118,683	-

Total	132,280	11,239

     Deferred tax liabilities on the effects of full indexation relate to the difference between the tax basis of permanent assets, which were not indexed for inflation subsequent to December 31, 1995, and the reporting basis, which includes indexation through December 31, 2000.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

The composition of tax liabilities is as follows:

	December 31,

	2003	2004

Federal income tax payable	36,072	71,931
Deferred tax liabilities	132,280	11,239

Total	168,352	83,170

Current	61,829	47,964
Non-current	106,523	35,206

     The Company has not provided a valuation allowance against the net deferred tax asset as of December 31, 2004 arising out of temporary differences based upon management’s belief that it is more likely than not that such deferred tax asset will be realized in the future through reversal of the differences and the generation of taxable income by the Company. he taxable income, basis for the registration of the deferred tax assets is calculated under Brazilian Corporation Law.

     The periods during which the deferred tax assets are expected to be realized are given below. The realization periods are based on a technical study using forecast future taxable income, generated in financial years when the temporary differences will become deductible expenses for tax purposes. This asset is maintained according to the requirements of CVM Instruction 371/02, based on a technical study, which has been approved by the executive and Board of Directors and examined by the fiscal council.

2005	283,220
2006	63,751
2007	101,059
2008	70,451
2009	54,209
2010 a 2012	55,566
2013 a 2014	18,426
2014 and after	75,964
Total	722,646
Current	283,220
Non-current	439,426

     The recoverable amount foreseen after the year 2014 relates to a provision to cover the actuarial deficit of the FBrTPrev pension plan (see Note 25), the liability for which is being paid over 17 years, the maximum period established by the Supplementary Pensions Department (SPC). Despite the time limit stipulated by the SPC, based on estimated future taxable income, the Company would be able to recover the deferred tax balance entirely within the next 10 years if it decided to prepay the FBrTPrev liability that year. Tax credits in the amount of R$161,388 were not recorded due to the lack of fulfillment of the minimum requirements regarding historical and forecasted taxable income for the direct/indirect subsidiaries VANT, MetroRED, BrT CSH, BrT CS Ltda, and iG Brazil. In Brazil, tax losses can be carried forward indefinitely against profits of future periods, however the offset is limited to 30% of current year taxable income.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

10. Cash flow information

	Year ended December 31,

	2002	2003	2004

Income and social contribution tax paid	36,431	94,888	75,988
Interest paid	521,619	778,996	602,202

11. Cash and cash equivalents

	December 31,

	2003	2004

Cash	5	2,053
Bank accounts	150,664	69,260
Temporary cash investments	1,315,096	2,326,497

	1,465,765	2,397,810

     Temporary cash investments represent amounts invested in exclusive financial investment funds, which comprise portfolios managed by financial institutions and refer to federal bonds with an average yield equivalent to interbank deposit rates (DI CETIP - CDI), contracts in the Futures and Commodities Exchange - BM&F, linked to foreign exchange variation and interest of around 4% per year and in an investment fund in foreign currency, bearing interest from 1% to 4.25% per annum.

     The liabilities of these exclusive funds are limited to management and administrative fees such as custody, audit, and other. There are no significant financial liabilities as well as the Company has not used any asset as collateral to cover liabilities that may arise from these exclusive funds. The funds creditors do not have rights over the general credits of the Company.

12. Trade accounts receivable, net

The amounts related to accounts receivable are as follows:

	December 31,

	2003	2004

Unbilled amounts	707,130	911,655
Billed amounts	1,335,606	1,363,406
Sale of goods	-	79,699

Subtotal	2,042,736	2,354,760

Allowance for doubtful accounts:	(183,023)	(243.181)
Services	(183,023)	(241,022)
Sale of goods	-	(2,159)

	1,859,713	2,111,579

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The changes in the allowance for doubtful accounts were as follows:

	Year ended December 31,

	2002	2003	2004

Beginning balance	143,565	153,768	183,023
Provision charged to selling expense	262,505	297,858	425,741
Write-offs	(252,302)	(268,603)	(365,583)

Ending balance	153,768	183,023	243,181

13. Inventories

	December 31,

	2003	2004

Maintenance inventories	37,704	15,679
Mobile phones and accessories	-	209,024
Provision for losses - realization value	-	(43,814)
Provision for losses - obsolete items	(10,609)	(6,856)

	27,095	174,033

Current	8,042	174,033
Non-current	19,053	-

14. Deferred and recoverable taxes

	December 31,

	2003	2004

Recoverable social contribution tax	20,998	21,660
Recoverable income tax	80,446	88,812
Deferred tax assets (Note 9)	696,407	722,646
Sales and other taxes	439,797	632,277

	1,237,648	1,465,395

Current	501,281	735,700
Non-current	736,367	729,695

     Most of the sales and other taxes is related to the ICMS (value added tax) recoverable which arose from credits recorded on the acquisition of fixed assets, whose compensation with ICMS payable is recorded in 48 equal installments.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

15. Other assets

	December 31,

	2003	2004

Prepayments	36,954	89,865
Accounts receivable from telecommunications companies	103,338	100,330
Accounts receivable from asset disposals and others	5,527	336
Recoverable advances	33,204	66,538
Court deposits	457,977	620,998
Escrow agreements	69,251	34,181
Assets available for sale	9,269	276
Tax incentives	18,315	14,473
Advance for future paid-in capital	6,965	-
Other	17,566	25,676

	758,366	952,673

Current	150,724	382,892
Non-current	607,642	569,781

     The majority of the court deposits relates to the labor and tax cases, with the most significant individual item being the ICMS (State VAT) as mentioned in Note 21.

16. Investments

	December 31,

	2003	2004

Fiscal incentive and other investments	175,417	66,993

     Investments stated at cost (less reserves when applicable) are represented by interests obtained by converting into shares or capital quotas of tax incentives in regional FINOR/FINAM funds, Law for Incentives for Information Technology Companies and the Audiovisual Law. In 2003, the investments in MTH and Vant (whose controlling interest were acquired in May 2004),  amounting to R$61,463 and R$36,018, respectively, were measured at cost, as they represent less  than 20% ownership.

17. Property, plant and equipment, net

a. Composition:

	December 31,

	2003	2004

Construction-in-progress	493,961	656,698
Automatic switching equipment	6,533,143	6,612,080
Transmission and other equipment	15,017,188	15,802,337
Buildings	5,329,572	5,421,277
Other assets	2,713,582	3,720,017

Total cost	30,087,446	32,212,409
Accumulated depreciation	(20,520,203)	(22,842,318)

Property, plant and equipment, net	9,567,243	9,370,091

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     Transmission and other equipment include: transmission equipment, aerial, underground and building cables, teleprinters, private automatic exchanges, generating equipment and furniture.

     Other assets include: underground cables, computer equipment, vehicles, land and other assets. Within “Other assets” the book value of land is R$114,485 and R$110,151 at December 31, 2003 and 2004, respectively.

     According to the STFC concession contracts, the Company assets that are indispensable for providing the service and qualified as “reversible assets” at the time of expiration of the concession will automatically revert to ANATEL, and the Company will be entitled to the right of compensation stipulated in the legislation and the corresponding contracts.

     Changes in net property plant, and equipment for the year ended December 31, 2003 and 2004 are:

	Year ended December 31,

	2003	2004

Beginning balance	11,260,625	9,567,243
Merged Property, Plant and Equipment	134,650	237,808
Additions	1,408,623	2,634,191
Disposals	(481,030)	(245,123)
Depreciation	(2,755,625)	(2,824,028)

Ending balance	9,567,243	9,370,091

b. Capitalized interest

     As required in the telecommunication industry at that time, the Company capitalized interest attributable to construction-in-progress, up to December 31, 1998, at the rate of 12% per annum of the balance of construction-in-progress. Starting in 1999, the Company capitalizes interest on loans specifically related to financing of construction in progress, and interest on internal financing is no longer capitalized. The amounts of R$127,979, R$61,330, and R$9,043 were capitalized in 2002, 2003 and 2004, respectively. Capitalized interest is depreciated over the same period as the associated assets.

c. Depreciation rates

     The annual depreciation rates applied to property, plant and equipment are as follows:

%

Automatic switching equipment	20.00
Transmission and other equipment	20.00
Buildings	4.00
Other assets (excluding land) average rate	12.24

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     In 2004, considering the current technological stage of the telecommunications equipment, the Company, based on technical report issued by the National Institute of Technology - INPI, on January 12, 2004, decided to change the depreciation rates of some equipment, covering underground systems (from 4% to 10%), metallic cables (from 10% to 20%) and network management equipment (from 10% to 20%). This change generated a reduction in net income, net of taxes, in the amount of R$331,136 (R$0.61 per thousand shares).

d. Rentals

     The Company rents equipment, premises, dedicated lines and electrical energy public posts through a number of agreements that expire at different dates. Total annual rent expense under these agreements, which are operating and capital leases, was as follows:

	Year ended December 31

	2002	2003	2004

Rent expense	202,219	230,887	266,730

     Rental commitments relating to these contracts where the future minimum rental payments under leases with remaining terms in excess of one year that are non-cancelable without payment of a penalty are:

     Year ending December 31, 2004

2005	8,468
2006	8,465
2007	8,512
2008	6,968
2009	3,828
2010	1,394
2011 and after	3,451

Total	41,086

18. Intangibles

	December 31,

	2003	2004

Goodwill on merger of CRT (a)	180,266	113,681
Goodwill on acquisition of iBest (b)	117,216	74,076
Mobile personal services licenses (c)	228,398	303,176
Other licenses (d)	-	11,713
Goodwill on acquisition of GlobeNet (note 1b.i)	5,676	6,584
Goodwill on acquisition of MetroRed (e)	-	95,651
Goodwill on acquisition of iG (f)	-	234,302
Others	-	24,746

	531,556	863,929

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     (a) On December 28, 2000, a corporate reorganization resulted in the merger of CRT into the Company with effect from December 1, 2000. The restructuring process included a downstream merger performed in accordance with the requirements of Instructions 319/99 and 320/99 of the CVM with the objective of achieving the deductibility for income tax purposes of amortization of the goodwill. As a consequence, a special goodwill reserve was recorded at the CRT level in shareholders’ equity with the related tax benefit of the future goodwill amortization recorded as a deferred tax asset in the amount of R$321,856 (the remaining balance of this tax benefit is shown in the consolidated balance sheet as part of deferred and recoverable taxes as of December 31, 2003 and 2004 in the amounts of R$123,378 and R$59,006 respectively - see Note 9). As a result of this corporate reorganization, in Brasil Telecom’s books, goodwill was recomputed reducing its original amount to R$480,691, net of the tax benefit, including the unamortized balance of goodwill recognized in previous acquisitions. The remaining unamortized balance of goodwill is presented in this account.

     (b) In June 2003, as a result of several statutory acts in iBest Holding Corporation - IHC and in its subsidiaries, BrTI acquired the control of iBest Group. The acquisition of iBest generated goodwill of R$117,216, which will be amortized over the upcoming years proportionally to the profits generated by iBest Group.

     (c) Relates to three Personal Communication Service (“PCS”) license contracts signed with ANATEL in 2002 by the wholly-owned subsidiary Brasil Telecom Celular S.A. The cost of these licenses, which guarantee the operation of SMP over the next 15 years in the same operating area where the Company has its fixed telephone concession, amounted to R$191,495, of which 10% was paid upon signing the contract. The balance of R$172,345 corresponding to the remaining 90%, was recognized as a liability of the subsidiary and is payable in six equal and successive annual installments falling due between 2005 and 2010. During the second quarter of 2004 new authorizations were contracted for certain frequency bands in the total amount of R$28,624. The rights to explore them are similar to those applicable to the previous authorizations, and the maturities of the installments of these new authorizations are foreseen for 2007 to 2012. The outstanding balance is subject to price-level restatement based on the variation of the IGP-DI index plus interest of 1% per month. On December 31, 2004, the restated liability was R$294,404 (R$211,847 in 2003) and is presented under the caption other liabilities, in non-current liabilities.

     (d) Other licenses belong to Vant and refer to the authorization to use specific radio-frequency waves in order to explore data transmission. The remaining balance is adjusted by the variation of IGP-DI, plus 1% per month, and will be paid in six equal annual installments as from April 2006.

     (e) On May 13, 2004, the Company acquired 80.1% of the voting capital of MTH, in addition to the 19.9% held previously. MTH, in turn, held 100% of the capital of MetroRED. This acquisition generated goodwill of R$110,366, which will be amortized over the upcoming years proportionally to the profits generated by MetroRED.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     (f) BrT SCS Bermuda acquired on November 24, 2004 the controlling interest of iG Cayman, with an interest of 63.2% of total shares as of December 31, 2004, a company incorporated under the laws of Cayman Islands. iG Cayman is a holding company which owns the controlling interest of iG Brazil and Central de Serviços Internet Ltda., both incorporated in Brazil. The acquisition of iG Group generated goodwill of R$238,274, which will be amortized over the upcoming years proportionally to the profits generated by iG Group.

19. Payroll and related accruals

	December 31,

	2003	2004

Salaries and wages	243	4,553
Accrued social security charges	56,496	63,097
Accrued benefits	4,811	5,588

	61,550	73,238

20. Accounts payable and accrued expenses

	December 31,

	2003	2004

Suppliers	945,209	1,787,302
Third-Party Consignments	42,194	96,397

	987,403	1,883,698

21. Taxes other than income taxes

	December 31,

	2003	2004

ICMS (Value-added tax)	859,023	1,192,853
Other taxes on operating revenues	163,386	162,848

	1,022,409	1,355,701

Current	439,215	750,759
Non-current	583,194	604,942

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

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     In 2003 the Company paid PIS and COFINS taxes in installments, previously settled through offsetting tax credits, the ratification of which was refused by the Federal Revenue department, at the administrative level, The payment in installments was included in the Program for Tax Recovery (REFIS) and Special Payment in Installments (PAES). From the amount divided into installments through REFIS remains a balance of R$2,871 (R$13,489 in 2003) with the period for amortization established at 3 monthly payments. With respect to PAES, the remaining balance amounts to R$42,596 (R$43,529 in 2003), payable in 102 monthly installments. The balances payable for both programs are charged interest at the long-term interest rate (TJLP).

     With respect to the tax credits that were refused, the Company has lodged appeals at the judicial level for restitution or future compensation.

22. Dividends and employees’ profit sharing

	December 31,

	2003	2004

Dividends payable to:
Controlling shareholder	138,062	250,236
Minority shareholders (a)	109,180	160,966
Employees’ profit sharing	49,006	60,839

	296,248	472,071

     (a) Includes R$37,972 in 2003 and R$33,407 in 2004 of unclaimed dividends from prior years, which will be reversed to retained earnings if not claimed within three years.

23. Loans and financing

	December 31,

	2003	2004

Financial institutions (a)	1,886,605	3,205,114
Loans from Controlling Shareholder (b)	89,012	73,990
Loans from suppliers and others (c)	4,574	29,627
Debentures issued to Controlling Shareholder (d)	1,300,000	910,000
Public debentures (e)	900,000	500,000
Hedge (i)	54,704	126,168
Accrued interest	400,942	436,598

	4,635,837	5,281,498

Current	1,990,274	1,103,133
Non-current	2,645,563	4,178,365

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

a. Financial institutions

     Financing from financial institutions denominated in local currency, as of December 31, 2004, bore fixed interest of 2.4% to 14% per annum and variable interest based on one of the following reference rates: TJLP (Brazilian long-term interest rates, which was 9.75% per annum at December 31, 2004) plus 3.85% to 6.5% per annum, UMBNDES (National Bank for Economic and Social Development currency, which was -7.4% per annum at December 31, 2004) plus 3.85% to 6.5% per annum, 100% of CDI (Interbank Deposit rate, which was 17.46% per annum at December 31, 2004), CDI + 1.0% and IGP-M (General Market Price Index, which was 12.41% per annum at December 31, 2004) plus 12% per annum. In 2004 this resulted in an average rate of 15.6% per annum.

     Financing denominated in foreign currency bears a fixed interest rate of 0% to 9.38% per annum, a variable interest rate of LIBOR plus 0.5% to 4.0% per annum and YEN LIBOR plus 1.92% to 3.35%, resulting in an average rate of 2.31% per annum. The LIBOR and YEN LIBOR rate for semi-annual payments was 2.83% and 0.0625% per annum on December 31, 2004, respectively.

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

c. Loans from suppliers and others

     The main part accounted for as loans from suppliers and others, amounting R$26,411, is related to a debt due by Vant to the former parent company. This liability will due on December 31, 2015, bearing US dollar exchange variation. Loans from suppliers of telecommunication equipment denominated in U.S. dollars bear interest at either a fixed rate of 1.75% per annum or a variable rate of LIBOR plus 2.95% per annum.

d. Debentures issued to Controlling Shareholder

     On January 27, 2001, the Company offered up to 1,300 debentures to the Controlling Shareholder in a private placement. These non-convertible debentures were issued at R$1,000 each, and totaled R$1,300,000. They were issued for the purpose of financing part of the investment program. The Controlling Shareholder subscribed all the debentures in 2001.

     The outstanding balance of the debentures will be amortized in two installments, corresponding to 30% and 40% of face value, maturing on 07/27/2005 and 07/27/2006, respectively. The debentures pay 100% of CDI (Interbank deposit rates), payable semiannually.

e. Public debentures

     First public issue: 50,000 non-convertible debentures of R$10, totaling R$500,000, issued on May 1, 2002. The term is for two years maturing on May 1, 2004. Interest of 109% of the CDI is payable half-yearly on November 1 and May 1 from the date of issue to the maturity of the debentures.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     Second Public Issue: 40,000 non-convertible debentures of R$10, totaling R$400,000, issued on December 1, 2002. The term is for two years maturing on December 1, 2004. Interest of 109% of the CDI is payable half-yearly on June 1 and December 1 from the date of issue to the maturity of the debentures.

     Third Public Issue: 50,000 non-convertible debentures without renegotiation clause, with a unit face value of R$10, totaling R$500,000, issued on July 5, 2004. The maturity period is five years, coming due on July 5, 2009. Yield corresponds to an interest rate of 100% of the CDI plus 1% p.a., payable half-yearly.

     As of December 31, 2004, no debentures issued by the Company had been repurchased.

f. Repayment schedule

     Non-current debt is scheduled to be paid as follows:

2004

2006	1,238,379
2007	788,959
2008	385,837
2009	793,960
2010	290,973
2011 and after	680,257

4,178,365

g. Interest Rate and Currency analysis

     Total debt is denominated in the following currencies:

	Exchange rate at December 31, 2003 and 2004 (Units of one Brazilian real)
		December 31,

		2003	2004

Floating Rate Debt:	2.8892 and 2.6544, respectively 0.025935
Brazilian reais		4,324,913	3,818,489
U.S. dollars		143,877	100,660
Yens		-	562,927

		4,468,790	4,482,076

Fixed Rate Debt:	2.8892 and 2.6544, respectively 0.025935
Brazilian reais		20,439	16,007
U.S. dollars		91,906	654,676
Yens		-	2,571

		112,345	673,254

Hedge Adjustments		54,704	126,168

Total		4,635,837	5,281,498

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

h. Covenants and guarantees

     Some of the loans and financing contracts signed by the Company with its creditors contain covenants that stipulate the advance payment of them in cases where minimum values for certain indicators are not achieved, such as indebtedness, liquidity, cash generation and others. The indicators required in these clauses, which are common in loan and financing transactions, were fully achieved by the Company.

     In order to adjust valuation parameters to the new reality of the telecom segment and of the Company, a renegotiation with the BNDES’ agents (private banks) took place during December 2004. These agents approved the new covenants on December 20, 2004, with retrospective application to the whole year-ended on December 31, 2004, and submitted their acceptance to the BNDES, which accepted (with retroactive application) these new terms and conditions on February 1, 2005. The Company is, on 31 December 2004, in compliance with these revised covenants. If the Company had not obtained the referred approval from BNDES, it would not be in compliance with the covenant related to the level of its EBTIDA (Earnings Before Taxes, Interest, Depreciation and Amortization) margin, as defined in such loans and financing contracts.

     The loans and financing are guaranteed by the credits derived from the provision of telephone services.

i. Swap contracts

     As of December 31, 2004, the Company had R$755,335 (R$235,784 as of December 31, 2003) of debt denominated in U.S. dollars and R$565,498 of debt denominated in Yens, before hedge adjustments.

     The Company entered into several swaps transactions in order to limit losses from fluctuations of the Brazilian real. The market risk on these swap contracts results from changes in the Brazilian deposit certificate rates (CDI) versus changes in the exchange rate. The main terms of these swap transactions are as follows:

(a)	The interbank deposit certificate rate is that quoted by CETIP (Central de Custódia e de Liquidação).

(b)	The change in the exchange rate is that quoted by the Brazilian Central Bank, plus an annual fixed interest rate of from 1.9% to 26.0% per annum.

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

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

The details of the notional values and maturity periods are as follows:

	December 31, 2004

	U. S. dollars/UMBNDES	Yen

Number of contracts	30	91
Original values ($ thousand)	39,259	21,572,765

Maturity periods ($ thousand):
Up to 1 year	23,564	413,763
1 to 3 years	15,695	21,159,002

     The Company accounts for these swap transactions by calculating the unrealized gain or loss at each balance sheet date based on what would have been the results of settlement of the outstanding contracts at that date. The gain or loss for a period is recorded in financial income or expense of such period.

     The swap operations resulted in a gain of R$28,874, and losses of R$83,188 and R$92,735 during the years ended December 31, 2002, 2003 and 2004, respectively, which were recorded in financial expense and financial income, accordingly.

24. Provisions for contingencies

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

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Classification by Risk Level

Contingencies with Probable Risk

     Contingencies classified as having a probable risk of loss, for which provisions are recorded under liabilities, have the following balances:

	Year ended December 31,

	2003	2004

Labor	424,097	414,221
Tax	65,970	109,936
Civil	208,678	214,688

Total	698,745	738,845

Current	48,509	327,643
Non-current	650,236	411,202

     Changes in the provision for the years ended December 31, 2002, 2003 and 2004, were as follows:

	Year ended December 31,

	2002	2003	2004

Beginning balances	378,478	389,224	698,745
Contingencies paid during the year	(18,413)	(50,192)	(212,100)
Additional provisions	55,475	386,976	355,224
Reversal of provisions	(26,316)	(27,263)	(103,023)

Ending balances	389,224	698,745	738,845

Labor

There was a decrease in labor contingences in 2004 of R$9,876. This decrease is caused by the recognition of monetary restatements and effects of the reassessment of contingent risks that determine the additional recognition of a provision in the amount of R$170,052, by new additions amounting to R$26,925 and by payments which amounted to R$207,070. The provision was also increased by the amount of R$217 due to labor contingencies of VANT and MetroRED at the date these companies started to be consolidated.

The main objects that affect the provisions for labor claims are the following:

(i)	Additional Remuneration for Hazardous Activities - related to the claim for payment of additional remuneration for hazardous activities, based on Law 7,369/85, regulated by Decree 93,412/86, due to the supposed risk of contact by the employee with the electric power system;

(ii)	Salary Differences and Consequences - related, mainly, to requests for salary increases due to supposedly unfulfilled union negotiations. They are related to the repercussion of the salary increase supposedly due on the others sums calculated based on the employees’ salaries;

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

(iii)	Career plan - related to the request for application of the career and salaries plan for employees of the Santa Catarina Branch (formerly Telesc), with promotions for seniority and merit, supposedly not granted by the former Telesc;

(iv)	Joint Responsibility - related to the request to ascribe responsibility to the Company, made by outsourced personnel, due to supposed nonobservance of their labor rights by their real employers;

(v)	Overtime supposedly not paid;

(vi)	Re-integration - impossibility to terminate labor contract without a fair justification; and

(vii)	Potential payment of dividends over profit sharing attributed to Santa Catarina branch.

Tax

During 2004 there was an increase of R$43,966 represented mainly, by R$14,665 relating to the reassessment of risks less monetary restatement, R$22,236, being of new additions and payments amounting to R$1,186. Additionally, there was also an increase of R$37,581 as a result of the acquisition in May 2004 of MetroRED and Vant.

The main lawsuits provided for are as follows:

(i)	Social security - Related to the non-collection of social security education allowance;

(ii)	Federal Revenue Department - Incorrect compensation of tax losses; and

(iii)	CPMF - Non-collection of the contribution on financial activities.

Civil

The increase in 2004 in the amount of R$6,010 is represented, mainly, by reassessments of the contingency risks and recognition of monetary restatement amounting to R$19,717 as well as new additions amounting to R$30,943 and payments totaling R$44,650.

The lawsuits provided are the following:

(i)	Review of contractual conditions - Lawsuit where a company which supplies equipment filed legal action against the Company, asking for a review of contractual conditions due to economic stabilization plans;

(ii)
Contracts of Financial Participation - The position related by the Ministry of the Communications has been agreed to in the Court of Appeals of Rio Grande do Sul. Such cases are in various phases: First instance, Court of Appeals and Higher Court of Appeals; andd to the incorrect procedure previously adopted by the former CRT in processes related to the application of a rule enacte

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

(iii)	Other lawsuits - related to various ongoing lawsuits such as indemnification for pain and suffering and material damages to consumers, indemnification for contractual rescission, indemnification for accidents, as well as lawsuits that are in Special Civil Courts whose claims, separately, do not exceed forty minimum salaries.

Contingencies with Possible Risk

The position of contingencies with levels of risk considered to be possible, and therefore not recorded in the accounts, is the following:

	Year ended December 31,

	2003	2004

Labor	625,266	649,328
Tax	863,967	1,249,108
Civil	740,535	1,006,266

Total	2,229,768	2,904,702

Labor

The main objects that comprise the possible losses of a labor nature are related to additional remuneration for hazardous activities, promotions and joint responsibility, the evaluation of which processes by the legal assessors resulted in a level of risk of loss evaluated only as possible. As well as the cited objects, also contribute to the aforementioned amount the petition for remunerative consideration for hours of works supposedly exceeding the normal working hours agreed upon between the parties.

Tax

The increase occurring in 2004 of R$385,141 refers, mainly, new additions amounting to R$167,348 related to ICMS on the international calls and activation services and others, and additions related to the non-payment of ISS and to an alternative interpretation of the of PIS taxation. Additionally, a significant amount of additions arose as a result of the reassessment of risks (R$47,402) and from monetary restatement (R$148,627).

The main lawsuits considered as possible loss are presented as follows:

(i)	ICMS (State VAT) - On international calls;

(ii)	ICMS (State VAT) - Differential of rate in interstate acquisitions;

(iii)	ICMS (State VAT) - Exploitation of credits related to the acquisition of fixed assets for use and consumption;

(iv)	SS (Service Tax) - Not collected and/or under-collected;

(v)	INSS (Social Security) - alternative interpretation of the basis of calculation;

(vi)	PIS and COFINS - transfer to final consumer

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

(vii)	Federal Taxes - filings for supposed lack of collection; and

(viii)	Withholding tax (IRRF) - Operations related to hedge for covering debts.

Civil

The increase occurring in 2004 was R$265,731 and is represented, mainly, by an increase of R$231,042 related to shares originating in a capitalization process where a larger number of shares in the capital is demanded in relation to that which was issued, as well as corresponding dividends claimed. Other variations refer mainly to monetary restatement and reassessment of risks.

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

Contingencies with Remote Risk

In addition to the claims mentioned above, there are also contingencies considered to be of remote risk in the amount of R$1,440,384 (R$1,265,978 in 2003).

Management does not believe that the ultimate outcome of any litigation described above will have a material adverse effect on the Company’s financial position, or results of operations after consideration of the provisions described above.

Letters of Guarantee

The Company has contracts for letters of guarantees signed with financial institutions, as a complementary guarantee for lawsuits in provisory execution, in the amount of R$311,976 (R$124,947 on December 31, 2003). Most of these contracts, representing 10%, have a stated period for termination during 2004 and the remainder is for an indeterminate period of time. The remuneration for these contracts varies between 0.65% p.a. and 4.00% p.a., representing a weighted average rate of 0.98% p.a.

The judicial deposits related to the contested contingencies and tributes (suspended liability) are presented in Note 15.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

25. Provision for pensions and other benefits

a. Pension and other post employment benefit plans

     Brasil Telecom sponsors various private pension plans designed to provide retirement benefits and medical assistance to employees and their dependents. These plans are managed by Fundação de Seguridade Social (SISTEL), which managed plans for pension and other post retirement benefits for most companies of the former Telebrás System, and Fundação BrTPrev, former Fundação dos Empregados da Companhia Riograndense de Telecomunicações (FCRT), which administered the benefit plans of CRT, acquired in 2000.

     The Company bylaws stipulate approval of the supplementary pension policy and the joint liability attributed to the defined benefit plans is subject to the acts signed with the foundations, with the agreement of the Supplementary Pensions National Department - PREVIC (Superintendência Nacional de Previdência Complementar), formerly National Secretary of Private Pension - SPC (Secretaria de Previdência Complementar), when applicable to the specific plans.

     The status of each plan is reviewed annually by independent actuaries at the balance sheet date. In the case of defined benefit plans, immediate recognition is given to actuarial gains and losses and as from 2001 the Company has established a liability in the balance sheet for the deficits of those plans showing deficits, following the requirements of CVM Instruction 371/00. In the case of plans that show surpluses, no assets are recognized due to the legal impossibility of distributing the surpluses.

     Details of the pension plans are as follows:

a.1 SISTEL

     In 2000, the Fundação SISTEL was segmented in several plans with financial autonomy, managed, controlled and accounted for independently, in accordance with the specific legislation. Subsequently, these plans, which were defined benefit plans, were converted to defined contribution plans following the human resources policy of each respective sponsor (the new concessionaires). As a further step of the privatization process (once the sponsors became competitors among themselves), the Company requested the incorporation of its own and legally separated pension plan - Fundação 14 de Previdência Privada - to the Supplementary Pensions National Department - PREVIC (Superintendência Nacional de Previdência Complementar), formerly National Secretary of Private Pension - SPC (Secretaria de Previdência Complementar). This request was approved in October 7, 2004. Afterwards, on November 03, 2004, a request to transfer the TCSPREV plan from SISTEL to this new entity has been submitted but has not been approved yet.

a.1.1 Description of the plans

PBS-A - Defined benefit pension plan, PAMA - Retirees’ health care plan and PCE - Special Coverage Plan (Defined Contribution)

     The Company, together with other companies, sponsors a defined benefit private pension plan and a post-retirement benefit health care plan managed by Fundação SISTEL de Seguridade Social (“SISTEL”), the PBS-A and PAMA plans for participants that had the status of beneficiaries on January 31, 2000.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The PAMA plan was subsequently expanded to cover all the beneficiaries of the PBS-TCS Group, incorporated into TCSPREV (see below) on December 31, 2001, except for those in the PBT-BrT plan. According to legal and actuarial opinions, the sponsor’s liability for contributions to the PAMA plan is exclusively limited to 1.5% of the payroll of active participants. An optional migration from the PAMA to the PCE took place during 2004. The participants who opted for this migration now contribute to the PCE.

TCSPREV - Defined contribution plans

     This defined contribution plan and settled benefits plan was introduced on February 28, 2000. On December 31, 2001, all the pension plans sponsored by the Company and managed by SISTEL were transformed into defined contribution plans with settled benefits and were merged into TCSPREV. The reorganization was subsequently approved by the SPC. The plans that were merged into TCSPREV were the PBS-TCS, PBT-BrT, the BrT Management Agreement plan and the Supplementary Plan for the Paraná branch employees. TCSPREV currently serves around 55.4% of active employees.

PAMEC-BrT - Health-care plan

     This health care plan covers retirees in the PBT-BrT pension plan, which was incorporated into the TCSPREV plan on December 31, 2001.

a.1.2 Contributions

PBS-A - Defined benefit pension plan, PAMA - Retirees’ health care plan and PCE - Special Coverage Plan (Defined Contribution)

     Contributions to the PBS-A plan are only required in case of an actuarial deficit. As of December 31, 2004, the PBS-A plan was in surplus.

     The PAMA plan is maintained with contributions of 1.5% of the payroll of active participants linked to the PBS plans, segregated and sponsored by the several SISTEL sponsors. In the case of Brasil Telecom, PBS-TCS was incorporated into the TCSPREV plan on December 31, 2001, and became an internal group of the plan. The participants who opted for the migration from the PAMA to the PCE now contribute to the latter.

TCSPREV - Defined contribution plan

     Contributions to this plan were maintained on the same basis as the original plans incorporated in 2001 for each group of participants, and were established based on actuarial studies prepared by independent actuaries according to regulations in force in Brazil, using the capitalization system to determine costs. In the case of the PBS-TCS defined benefit plan group, the Company’s contribution was 12% of the payroll of the participants, whilst the employees’ contribution varied according to the age, service time and salary. In the remaining TCSPREV defined contribution plan groups, the contributions are made equally by the employee and the Company and are credited into individual accounts of each participant. The basic contribution percentages vary between 3% and 8% of the participant’s salary, according to age. In addition, participants have the option to contribute voluntarily and sporadically to the plan above the basic contribution, but without equal payments from the Company. The Company is responsible for the administrative cost of the plan and disbursement of the benefits. In 2004 contributions by the Company to the TCSPREV group represented on average 6.75% of the payroll of the plan participants whilst the average employee contribution of plan participants was 6.08% (2003, 7.31% and 6.58% respectively).

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

PAMEC-BrT - Health-care plan

     Contributions for this plan were fully paid in July 1998. New contributions will be limited to the future necessity to cover expenses, if that occurs.

a.2 FBrTPrev

a.2.1 Description of the plans

BrTPREV plan

     The BrTPREV plan was introduced on October 21, 2002 as a defined contribution and settled benefits plan to provide supplementary pension benefits to employees of the former CRT. In March 2003 this plan was also opened to the new employees of the Company and its subsidiaries who wished to participate in the sponsored complementary social security plans. BrTPREV currently covers approximately 39.5% of employees.

Brasil Telecom Founder and Alternative plans

     The Brasil Telecom Founder and Alternative plans are defined contribution and settled benefit plans, now closed to the entry of new participants. Currently, these plans attend 0.9% of the employee staff.

a.2.2 Contributions

BrTPREV plan

     The contributions to this plan are established based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine the costs. Contributions are made equally by the employee and the Company and are credited into individual accounts of each participant. The basic contribution percentages vary between 3% and 8% of the participant’s salary, according to age. In addition, participants have the option to contribute voluntarily and sporadically to the plan above the basic contribution, but without equal payments from the Company. The Company is responsible for the administrative cost of the plan and the disbursement of the benefits. In 2004 contributions by the Company represented on average 5.86% of the payroll of the plan participants, whilst the average employee contribution was 5.11% (6.79% and 5.87% respectively in 2003).

Brasil Telecom Founder and Alternative plans

     The regular Company contributions in 2004 to the Founder plan were an average of 2.48% of the participants’ payroll. Employees contributed at variable rates according to age, service time and salary, at an average rate in 2004 of 2.39% (2003 - 5.18%) . In the Alternative Brazil Telecom plan, the participants also pay an entrance fee, depending on age when joining the plan.

     The technical deficit corresponding to the current value of the Company’s supplementary contribution, due to the actuarial deficiency of the plans managed by FBrTPrev, must be amortized within the maximum established period of 20 years as from January 2000, in accordance with the requirements of the Pensions regulator. Of the maximum period established, 17 years still remain for complete settlement.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

a.3 Status of the SISTEL and FBrTPrev plans

     The status of the SISTEL and FBrTPrev plans at December 31, 2003 and 2004 is presented below, in accordance with CVM Resolution 371/2000:

	FBrTPrev - BrTPREV		SISTEL - TCSPREV
	2003	2004	2003	2004
CONCILIATION OF ASSETS AND LIABILITIES
Actuarial liabilities with benefits granted	891,269	973,323	145,934	171,212
Actuarial liabilities with benefits to be granted	99,483	83,379	273,001	147,861
(-) Payments of defined contributions	-	-	(137,132)	-
(=) Total present value of actuarial liabilities	990,752	1,056,702	281,803	319,073
Fair value of plan assets	(486,348)	(555,256)	(573,834)	(475,911)
(-) Payments of defined contributions	-	-	137,132	-
Fair value of plan assets	(486,348)	(555,256)	(436,702)	(475,911)
(=) Net Actuarial Liability/(Asset)	504,404	501,446	(154,899)	(156,838)

CHANGES IN NET ACTUARIAL LIABILITY/ (ASSETS)
Present value of actuarial liability - beginning of period	922,150	990,752	503,729	281,803
Cost of interest	163,035	160,304	84,790	31,013
Current service cost	6,502	377	33,827	3,700

Net benefits paid	(125,634)	(92,657)	(38,629)	(13,171)

Actuarial (gain) or loss on actuarial liability	24,699	(2.074)	(164,782)	15,728
Value of the liability at the end of the year in
respect of defined contributions received	-	-	(137,132)	-
Present value of actuarial liability - end of period	990,752	1,056,702	281,803	319,073
Fair value of plan assets at the beginning of the period	420,310	486,348	503,729	436,702
Expected income from plan assets	98,832	62,798	80,457	50,932
Regular contributions received by the plan	2,380	291	28,277	1,448
Sponsor	149	18	13,935	889
Participants	2,231	273	14,342	559
Amortization contributions received from the sponsor	90,460	98,476	-	-

Payment of benefits	(125,634)	(92,657)	(38,629)	(13,171)

Value of the Obligations at the end of the exercise (payment of defined contributions)	-	-	(137,132)	-
Fair value of plan assets at the end of the period	486,348	555,256	436,702	475,911
(=) Value of the Net Actuarial Liabilities/(Assets) (1)	504,404	501,446	(154,899)	(156,838)

(1) The Company does not recognize an asset when the plan is in surplus.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

EXPENSE RECOGNIZED IN THE STATEMENTS OF OPERATIONS
Current service cost	6,353	359	33,827	3,700
Contributions from participants	(2,231)	(273)	(14,342)	(559)
Cost of interest	163,035	160,304	-	-
Income from plan assets	(98,832)	(62,798)	-	-
Actuarial losses recognized	24,699	(2,074)	-	-
Total expense recognized	93,024	95,518	19,485	3,141
PRINCIPAL ACTUARIAL ASSUMPTIONS USED
Discount rate for actuarial liability (6% + inflation)	16.18%	15.54%	11.30%	11.30%
Total income expected from plan assets	16.18%	15,54%	11.83%	18,10%
Estimated index for salary increase	2%	2%	2%	2%
Mortality table	UP84	UP84	UP84 + 1
Disability table	Álvaro Vindas		Mercer Disability
Mortality rate of disabled	IAPB-57		IAPB-57
Turnover	N/A		0.15/(working time +1); zero after 50 years
Retirement age	60 years		60 years
Inflation rate	9.60%	9.00%	5.00%	5.00%

N/A: Not Applicable

Supplementary information - 2004
a) The plan assets are the position on November 30, 2004. With reference to BrTPREV the assets were projected to December 31, 2004.
b) The data used is from September 30, 2004 and October 31, 2004 for TCSPREV and BrTPREV, respectively. Such data was projected to December 31, 2004, for both the plans.

	SISTEL - PBS-A		SISTEL - PAMEC
	2003	2004	2003	2004
RECONCILIATION OF ASSETS AND LIABILITIES
Actuarial liabilities with granted benefits	514,254	529,690	2,651	852
Actuarial liabilities with benefits to grant	-	-	27	34
(=) Present value of actuarial liabilities	514,254	529,690	2,678	886
Fair value of plan assets	(614,450)	(688,827)	(992)	(1,009)
(=) Net actuarial liability/(asset)	(100,196)	(159,137)	1,686	(123)
CHANGES IN NET ACTUARIAL LIABILITY/(ASSET)
Present value of actuarial liability beginning of period	430,459	514,254	844	2,678
Cost of interest	46,683	55,706	147	302
Current service cost	-	-	1	1
Net benefits paid	(40,283)	(44,940)	(5)	(43)
Actuarial (gain) or loss on actuarial liability	77,395	4,670	1,691	(2,052)
Present value of actuarial liability end of period	514,254	529,690	2,678	886
Fair value of plan assets at the beginning of the period	542,744	614,450	844	992
Income from plan assets	111,989	119,317	153	60
Payment of benefits	(40,283)	(44,940)	(5)	(43)
Fair value of plan assets at the end of the period	614,450	688,827	992	1,009
(=) Value of the Net Actuarial Liabilities/(Assets) (1)	(100,196)	(159,137)	1,686	(123)

(1) The Company does not recognize an asset when the plan is in surplus.

EXPENSE RECOGNIZED IN THE STATEMENTS OF OPERATIONS
Constitution of the actuarial liabilities	-	-	1,686	(1,686)
Total expense recognized	-	-	1,686	(1,686)

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

PRINCIPAL ACTUARIAL ASSUMPTIONS USED
Discount rate for actuarial liability	11,30%	11,30%	11,30%	11,30%
Total income expected from plan assets	11.30%	12,20%	11.30%	16,51%
Estimated index for increase in benefits	5.00%	5.00%	5.00%	5.00%
Mortality table	UP84 + 1	UP84 + 1	UP84 + 15	UP84 + 1
Disability table	N/A		Mercer Disability
Mortality rate of disabled	UP84 + 1		UP84 + 1
Starting age for benefits	N/A		100% on vesting date
Inflation rate	5.00%	5.00%	5.00%	5.00%

N/A: Not Applicable

Supplementary information - 2004
a) The assets of the plans are the position for November 30, 2004. b) The data used is for September 30, 2004, projected to December 31, 2004.

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

b.1 Program A:

     This program is granted as an extension of management’s performance objectives for the Company established by the Board of Directors for a five-year period. Up to December 31, 2004, no stock had been granted under this program.

b.2 Program B:

     The price of exercising is established by the management committee based on the market price of 1,000 shares at the date of the grant of option and will be monetarily restated by the IGP-M between the date of signing the contracts and the payment date.

     The first grant of stock options under Program B occurred on December 17, 2002 with 622,364 options issued. The second grant of options occurred on December 19, 2003 with 308,033 options. 22, 298 options of the first grant lapsed during 2003. The third grant of options occurred on December 21, 2004 with 507,650 options. No options lapsed during 2004.

     The right to exercise the option is given within the following periods as follows:

	First Grant		Second Grant		Third Grant
	From	End of period	From	End of period	From	End of period
33%	01/01/04	12/31/08	12/19/05	12/31/10	12/21/05	12/31/11
33%	01/01/05	12/31/08	12/19/06	12/31/10	12/21/06	12/31/11
34%	01/01/06	12/31/08	12/19/07	12/31/10	12/21/07	12/31/11

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     Vesting can be anticipated as a result of the occurrence of events or special conditions set forth in the option contract. Options that are not exercised after seven years from the date of execution of the options agreements will expire without compensation.

     The information related to the general plan to grant stock options is summarized below:

	2003		2004
	Preferred stock options (thousand)	Average exercise price R$	Preferred stock options (thousand)	Average exercise price R$
Opening balance	622,364	11.34	907,469	11.73
Granted	308,033	12.48	507,650	15,28
Lapsed options	(22,928)	11.34	-	-
Closing balance	907,469	11.73	1,415,119	13,00

     None of the options granted had been exercised as of the balance sheet date and the balance of the options represents 0.26% the total outstanding stocks at that date (0.17% in 2003).

     Considering the hypothesis that the options will be fully exercised, the opportunity cost of the premiums of the respective options, calculated by the Black-Scholes method, for the Company would be R$1,254 (R$829 in 2003).

c. Other employee benefits

     Other benefits granted to employees include private health and dental care plans, meal allowances, group life insurance, occupational accident insurance, sickness allowance, and transportation subsidies.

26. Shareholders’ equity

a. Share capital

     Authorized capital stock as of December 31, 2004 was 560 billion shares. The Company’s issued and paid up capital stock is comprised of preferred shares and common shares, all without par value, as shown in the table below:

	In thousands of shares

	Common	Preferred	Subtotal	Treasury shares	Total

Number of shares as of December 31, 2001	237,165,397	295,569,091	532,734,488	(2,351,322)	530,383,166
Issuance of shares	6,398,733	(1)	6,398,732	(1,197,438)	5,201,294

Number of shares as of December 31, 2002	243,564,130	295,569,090	539,133,220	(3,548,760)	535,584,460
Issuance of shares	6,032,920	-	6,032,920	(2,170,011)	3,862,909

Number of shares as of December 31, 2003	249,597,050	295,569,090	545,166,140	(5,718,771)	539,447,369
Issuance of shares	-	4,549,205	4,549,205	(2,388,111)	2,161,094

Number of shares as of December 31, 2004	249,597,050	300,118,295	549,715,345	(8,106,882)	541,608,463

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

     The average acquisition cost of CRT was R$1.24 per share. With the swap ratio of the stock as a result of the merger process, each CRT share was swapped for 48.565 shares of Brasil Telecom S.A., resulting in an average cost of R$0.026 for each treasury share.

     The movements of treasury stock derived from the merged company were the following:

	2003		2004
	Preferred shares (thousands)	Amount	Preferred shares (thousands)	Amount
Opening balance	1,567,960	38,977	871,571	20,778
Number of shares replaced in circulation	(696,389)	(18,199)	(870,289)	(20,748)
Closing balance	871,571	20,778	1,282	30

     The retained earnings account represents the origin of the funds invested in acquiring the stock held in treasury.

     The Stock Repurchase Program - From 2002 to 2004

     The Company’s Board of Directors approved, as publicly disclosed as a relevant fact on September 13, 2004 (as required by CVM), the proposals to a preferred stock repurchase programs, under the following terms and conditions: (i) the share subscription premium account would be the origin of the funds invested in purchasing the stock; (ii) the authorized limit for repurchase was limited to 10% of preferred shares outstanding in the market; and (iii) the period determined for the acquisition was 365 days, in accordance with CVM Instruction 390/03.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The movement of shares held in treasury arising from the programs for repurchase of shares was the following:

	2003		2004
	Preferred shares (in thousand)	Value	Preferred shares (in thousand)	Value
Balance at the beginning of the year	1,980,800	21,852	4,847,200	54,870
Number of shares acquired	2,866,400	33,018	3,258,400	37,550
Balance at the end of the year	4,847,200	54,870	8,105,600	92,420

Historical unit cost of repurchase of treasury shares (R$)	2003	2004
Average	11.32	11.40
Minimum	10.31	10.31
Maximum	13.80	13.80

     The acquisition unit cost considers the total cost for the stock repurchase programs. None of the preferred stocks acquired were sold up to the 2004 balance sheet date.

c. Capital Reserves

     Reserve for Share Subscription Premium

     This reserve arose from the difference between the amount paid on subscription and the value of the corresponding capital.

     Special Goodwill Reserve

     The Special Goodwill Reserve represents the net value of the contra entry of the goodwill recorded as deferred charges as provided by CVM Instructions 319/99, 320/99 and 349/01,. Each year an amount of the reserve, corresponding to the realized tax benefit, may be capitalized to the benefit of the controlling shareholder, by the issue of new shares. Minority shareholders are ensured the right to preference, in proportion to their respective holdings in type and class of shares, and the consideration for such acquisitions as they choose to make, will be paid to the controlling shareholder in accordance with the terms of CVM Instructions 319/99. On March 27, 2002, March 17, 2003 and March 18, 2004, the Board of Directors, approved capital increases of R$39,591, R$37,327 and R$28,148, respectively, corresponding to the 2001, 2002 and 2003 realized portion of the tax benefit.

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

     Retained Earnings

     This reserve comprises the remaining balances of net income, adjusted under the terms of article 202 of Law 6.404/76, or by the recognition of prior years adjustments, when applicable

e. Dividends and interest on Shareholders’ Equity

     Pursuant to its by-laws and Brazilian Corporation Law, the Company is required to distribute as dividends in respect of each fiscal year ending December 31, to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of Adjusted Net Income on such date. Under Brazilian Corporation Law, the definition of Adjusted Net Income is as follows: statutory net income reduced by amounts allocated to legal reserve, unrealized profits reserve (if any) and contingency reserve (if any), and increased by the realized portion of the unrealized profits reserve and by any reversals of the reserve for contingencies. The annual dividend distributed to holders of preferred shares (the “Preferred Dividend”) has priority in the allocation of Adjusted Net Income, as mentioned in Note 26.a above. Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of common shares in an amount equal to the Preferred Dividend and the remainder is distributed equally among holders of preferred shares and common shares.

     Brazilian corporations may make payments to shareholders characterized as interest on shareholders’ equity (the “JSCP”). The rate of interest may not be higher than the Federal Government’s long-term interest rate (the “TJLP”) as determined by the Central Bank from time to time. The Company elected to characterize dividends for 2003 and 2004 as JSCP. This is a deductible expense for income tax purposes, but is treated as dividends for accounting purposes and is deducted from compulsory dividends, net of withholding income tax.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The calculation of Adjusted Net Income and the determination of the mandatory minimum dividends in accordance with Brazilian Corporation Law and the Company’s by-laws are shown in the table below:

	2003	2004

Income/(Loss) for the year	(507,435)	98,840
Adjustments necessary to reach net income (loss) on a Brazilian
Corporation Law basis	482,133	189,712
Goodwill amortization (Corporation Law basis)	124,014	124,014
Transfer to legal reserve	-	(14,428)

Adjusted Net Income	98,712	398,138

Minimum dividends - 25%	24,678	99,535

     Interest on shareholders’ equity - JSCP

     The Company credited Interest on Shareholders’ Equity to its shareholders according to the stock position on the date of each credit made during the financial year. The JSCP Interest on Shareholders’ Equity was allocated to dividends, net of withholding tax, on the closing date of the financial year, as a proposal for approval by the general shareholders’ meeting.

	2003	2004
INTEREST ON SHAREHOLDERS’ EQUITY (JSCP) CREDITED TO SHAREHOLDERS	246,200	444,500
WITHHOLDING TAX (IRRF)	(36,930)	(66,675)
JSCP, NET	209,270	377,825
COMMON STOCK	96,013	174,469
PREFERRED STOCK	113,257	203,356

TOTAL REMUNERATION PER THOUSAND SHARES (IN REAIS) (1)	2003	2004
COMMON	0.384672	0.699001
PREFERRED	0.390743	0.696398
TOTAL SHARES	0.387934	0.697598

(1)	The dividends/Interest on Shareholders’ Equity calculation, per thousand shares, takes into consideration the outstanding shares at year end. The difference per type of shares presented is due to different outstanding shares breakdowns at the date of the credit of Interest on Shareholders’ Equity and as of December 31, 2004. Nevertheless, the remuneration per type of shares is the same in each date of credit.

     Total remuneration for the shareholders in 2004 and 2003 is based on the distribution of interest on Shareholders’ Equity (JSCP), the value of which net of withholding tax exceeded the amount of the compulsory dividend, and also exceeded the amount of the priority dividend and dividend on common stock calculated under equal conditions.

27. Expansion plan contributions

     Expansion plan contributions were the means by which Brazilian telecommunication companies financed the growth of their telecommunications network up to July 1997.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     Contributions were made by companies or individuals wishing to be connected to the national telephone network. The Companies’ expansion plan contribution program was terminated, with no new contracts being signed after June 30, 1997. The R$7,974 remaining balance as of December 31, 2003 and 2004, presented within “other non-current liabilities” in the consolidated balance sheet, arose from plans realized before termination, the corresponding net assets of which are already included in the Company’s fixed assets through the Community Expansion Plan. The Company must await final court decisions arising from lawsuits filed by interested parties before the corresponding shares can be issued.

28. Transactions with related parties

     Transactions with related parties refer to transactions with the parent company, Brasil Telecom Participações S.A.

     Transactions between the Company and related parties are carried out on an arms-length basis. The principal transactions are:

a. Brasil Telecom Participações S.A.

Dividends and Interest on Shareholders’ Equity - JSCP

     R$294,395 (162,425 in 2003) of the dividends credited in 2004 were allocated to the parent company. As of December 31, 2004, the remaining balance of dividends payable amounted to R$250,236 (R$138,062 as of December 31, 2003).

Loans

     This liability, which arose from the intercompany balances that existed at the time of the Telebrás spin-off, is indexed to the US dollar exchange variation and bears interest at 1.75% per year and amounted to R$74,523 at December 31, 2004 (R$89,653 in 2003). The charge to financial expenses amounted to a gain of R$4,820 in 2004 (R$18,965 of gain in 2003 and R$44,591 of loss in 2002).

Debentures

     On January 27, 2001, the Company issued 1,300 private non-convertible debentures, at a unit price of R$1,000, in the total amount of R$1,300,000, for the purpose of funding part of its investment program. The entire issue of debentures was acquired by Brasil Telecom Participações S.A.

     The face value of these debentures will be amortized in two installments equivalent to 30% and 40%, with maturity on July 27, 2005 and 2006, respectively. The remuneration of the debentures is equivalent to 100% of the CDI inter-bank deposit rate, paid semiannually. As of December 31, 2004, the liability is R$972,006 (R$1,408,190 in 2003) and charges recognized in expenses for 2004 amount to R$175,956 (R$286,911 in 2003 and R$236,356 in 2002).

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Accounts Receivable and Accounts Payable

     The balances arise from transactions related to operating income and expense for use of installations and logistical support. As of December 31, 2004, the payable balance amounted to R$184 (R$157 in 2003) and the amounts recorded in the statements of operations were: Operating income: R$2,933 (R$2,301 in 2003 and R$2,352 in 2002) and Operating expenses: R$256 in 2002.

29. Commitments

a. Capital expenditure

     At December 31, 2004, the Company had capital expenditure commitments in the amount of R$358,798, which is expected to be invested during 2005. These commitments are in relation to the continuing expansion and modernization of the Company’s plant, including transmission equipment, mobile equipment and data transmission equipment.

b. Services rendered due to acquisition of assets

     BrT SCS Bermuda acquired fixed assets from a third party company. Concurrently with the assets acquired, basically underwater cables, it assumed the obligation of providing data traffic services, initially contracted with the company that sold the assets, which was a beneficiary of the financial resources of the respective advances. The time remaining for the supplying of such assumed services is around nineteen years, which is the same period considered for the depreciation of such cables, within property, plant and equipment.

30. Insurance (not audited)

     The Company has insurance covering operational risks, loss of profit, guarantee on contractual commitments, comprehensive general liability (including officers’ liability), national and international cargo, vehicle and life. At December 31, 2004, in the opinion of management, all significant and high-risk assets and obligations were insured.

31. Fair value of financial instruments and risk analysis

     The following methods and assumptions were used to estimate the fair value of each class of financial instrument. The fair value estimates are made at a discrete point in time based on relevant market information and information about the financial instrument. Because no market exists for a significant portion of the Company’s financial instruments, fair value estimates are based on considerable management’s judgments regarding future expected loss experience, current economic conditions, risk characteristics of the various financial instruments and other factors. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. The use of different assumptions for calculation of market value or fair value may have a material effect on the amounts obtained. Changes in assumptions could significantly affect the estimates.

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

b. Foreign currency loans and financing (primarily exchange rate risk)

     The Company has loans and financing contracted in foreign currency with risk related to the possibility of fluctuations in exchange rates which may increase the balance of these liabilities. Loans subject to this risk represent 25,6% of total loans and financing (5.1% in 2003). To protect it from foreign currency risk, the Company enters into currency swap contracts with financial institutions. Of its debts in foreign currency, 50,2% is covered by swap contracts agreements (30% in 2003).

     The book and market values of the foreign currency loans and financing and the swap contracts as of December 31, 2003 and 2004 was as follows:

	2003		2004
	Book Value	Market Value	Book Value	Market Value
LIABILITIES
Loans and financing	235,784	229,596	1,320,833	1,343,973
Swap Contracts	9,809	4,920	87,190	74,985
TOTAL	245,593	234,516	1,408,023	1,418,958
Current	52,412	48,599	74,199	79,395
Non-Current	193,181	185,917	1,333,824	1,339,563

     The method used for calculation of the market value (fair value) of foreign currency loans and financing was the discounted cash flow method of the future cash flows of each agreement, using the market rates prevailing on the balance sheet dates.

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

c. Local currency loans and financing (primarily interest rate risk)

     The Company has loans and financing contracted in local currency, subject to interest linked to various reference rates (TJLP, UMBNDES, CDI, etc) with the risk of fluctuations in these rates. The Company has contracted derivative contracts to hedge 38% (79% in 2003) of the liabilities subject to the UMBNDES rate, using exchange rate swap contracts, considering the influence of the dollar on the basket of currencies within the UMBNDES interest rate. The other market rates are continually monitored to evaluate the need to contract derivatives to protect against the risk of volatility of these rates.

     In addition to its loans and financing, the Company issued non-convertible private and public debentures. These liabilities were contracted at interest rates tied to the CDI and the risk linked with this liability is the result of the possible increase in the rate.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The aforementioned liabilities at the balance sheet date are as follows:

	2003		2004
	Book Value	Market Value	Book Value	Market Value
LIABILITIES
Debentures - CDI	2,328,137	2,328,137	1,513,713	1,513,755
Loans linked to TJLP	1,766,025	1,766,025	2,012,487	1,882,960
Loans linked to UMBNDES	209,011	209,011	275,565	229,177
Loans linked to IGPM	21,739	21,739	16,724	16,724
Other loans	20,439	20,439	16,007	16,007
Swap Contracts	44,895	3,239	38,979	13,920
TOTAL	4,390,246	4,348,590	3,873,475	3,672,543
Current	1,937,864	1,896,208	1,028,934	975,559
Non-Current	2,452,382	2,452,382	2,844,541	2,696,984

     Some market values are roughly equivalent to book values because the current contractual conditions for these types of financial instruments are similar to those in which they were originated. In case of a hypothetical variation of 1% in the aforementioned rates, unfavorable to the Company, the annual negative impact on income would be approximately R$9.7 million.

     The fair value of the swap contracts was estimated using specific data available for these financial instruments, including using prices currently charged to enter into similar agreements, or discounting projected cash flows at market discount rates that reflect the credit, interest associated with these financial instruments.

d. Credit Risk

     Most services provided by the Company are related to the Concession Contract and a significant portion of these services is subject to the determination of tariffs by the regulatory agency. The credit policy, in the case of public telecommunications services, is subject to legal rules established by the concession authority. The risk exists since the Company may incur losses arising from difficulty in receiving amounts billed to its customers. In 2004, the Company’s default was 3.22% of gross revenue (2.68% in 2003). By means of internal controls, the level of accounts receivable is constantly monitored by the Company, thus limiting the risk of past due accounts by cutting off access to the service (outgoing calls) if the bill is overdue for over 30 days. Exceptions are made for telephone services that should be maintained for national security or safety.

     In relation to the Mobile Services, the credit risk in sales of handsets and in postpaid services is minimized with the adoption of future clients credit granting analysis. Besides that, in relation to the postpaid services, which represents 33.1% of total clients on December 31, 2004, accounts receivables are monitored in order to limit delinquency by cutting off access to the service (outgoing calls) if the bill is overdue for over 15 days.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

e. Cash Investment Risks

     The company has temporary cash investments in exclusive financial investment funds (FIFs), in the amount of R$2,326,497 (R$1,315,096 at December 31, 2003), whose assets are constituted of floating federal securities, future contracts indexed to the exchange rate of the Futures and Commodities Exchange - BM&F and in an investment fund in foreign currency, with no credit risks in such operations. Income earned to the balance sheet date is recorded in financial income and amounts to R$213,453 (R$151,076 in 2003).

f. Risk of Not Linking Monetary Restatement Indexes of loans and financing to accounts receivable

     Loans and financing rates contracted by the Company are not correlated to amounts of accounts receivable. Consequently, a risk arises from this lack of correlation, since the telephony tariff adjustments do not necessarily follow increases in local interest rates, which affect the Company’s debts.

g. Risk of Anticipated Settlement of Loans and Financing

     Some of the loans and financing contracts signed by the Company with its creditors contain covenants that stipulate the advance payment of them in cases where minimum values for certain indicators are not achieved, such as indebtedness, liquidity, cash generation and others. The indicators required in these clauses, which are common in loan and financing transactions, were fully achieved by the Company as mentioned in Note 23.h.

     In order to adjust valuation parameters to the new reality of the telecom segment and of the Company, a renegotiation with the BNDES’ agents (private banks) took place during December 2004. These agents approved the new covenants on December 20, 2004, with retrospective application to the whole year-ended on December 31, 2004, and submitted their acceptance to the BNDES, which accepted (with retroactive application) these new terms and conditions on February 1, 2005. The Company is, on 31 December 2004, in compliance with these revised covenants.

h. Contingency Risks

     Contingency risks are assessed as probable, possible, or remote according to loss hypotheses. Contingencies considered as probable risk are recorded. Details on this risk are presented in Note 24

i. Regulatory Risk

i.
For conducting its business, the Companies are fully dependent upon the fixed-line telecommunications concession as granted by the Federal Government, as mentioned in Note 1.a. On June 20, 2003, ANATEL enacted Resolution 341, which provides for new types of concession contracts, effective from January 1, 2006 until 2025. The form of New Concession Contract provides for changes in the way in which rates are set, for example, the General Price Index - Internal Availability, Índice Geral de Preços - Disponibilidade Interna (IGP-DI), will be changed to a mix of existing prices indexes (under the terms of regulation) to determine the annual inflation-based adjustments to rates. Consequently, the operations and competitive position of the Company may be affected by these changes.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

ii.
Since the Company received certification of its compliance with the 2003 targets established by ANATEL, it have begun offering national and international fixed-line services as well as mobile services. If Telecom Italia International N.V. (“TII”) were to reacquire an indirect controlling interest in the Company, the Company and TIM Brasil Serviços e Participações S.A. (“TIM”) would be deemed affiliates under Brazilian telecommunications law, and the ability to offer national and international fixed line services as well as mobile services in the same regions as TIM would be at risk of being terminated by ANATEL. On January 16, 2004 ANATEL issued an Act pursuant to which ANATEL consented to an 18 month period during which TII may reacquire an indirect controlling interest in the Company, provided TII does not participate or vote in any matters related to the overlapping services offered by the Company and TIM such as national long distance fixed line services as well as mobile services. If, after the 18- month period (expiring July 18, 2005), the Company and Telecom Italia did not reach an agreement which resolved the overlap, ANATEL reserved the right to impose sanctions on any or all involved parties. Depending on ANATEL’s final decision, these sanctions could have a material adverse effect on the business and operations of the Company.

As mentioned in note 32.iv, on April 28,2005, TII and TIM and the Company and BrT Celular entered into a Merger Agreement and a related Protocol. Among other things this transaction allows the Company to settle the overlapping of licenses and authorizations with TIM so as to avoid potential sanctions and penalties to be imposed by ANATEL. The merger is currently subject to various judicial injunctions issued in Brazil and in the United States. At the moment, it is not possible to foresee the outcome of such injunctions. Occurring or not the merger described above, there is a possibility that some or all of the assets related to the mobile segment (see note 34.c) will be impaired, either as a result of the overlapping of operations or sanctions from ANATEL. At the moment, it is not possible to foresee the outcome of such injunctions.

j. Labor union

     Approximately 25.2% of our employees are affiliated employees of the unions, legal representatives of the category, that are affiliated to the following federations: FENATTEL - Federação Nacional dos Trabalhadores em Telecomunicações (National Federation of Telecommunications Workers), or FITTEL - Federação Interestadual dos Trabalhadores em Telecomunicações (Interstate Federation of Telecommunications Workers).

     The base date of the category is December, time in which the salary losses for the period are negotiated, with basis on the accrued INPC index from December to November of the immediately preceding year.

     The economic clauses are negotiated annually, while the social clauses are negotiated every 2 years.

     Management understands that there is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Companies’ operations.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

32. Subsequent events

Material Facts

As required by CVM, the company and its parent company, Brasil Telecom Participações S.A., together released material facts, which dates and texts were as follow:

(i)
March 10, 2005: “International Equity Investments Inc., as the sole shareholder of CVC/Opportunity Equity Partners LP (CVC LP), on the night of March 9, 2005, sent a notice informing about the ousting of CVC/Opportunity Equity Partners, Ltd. (“CVC Ltd.”) from the management of CVC LP, having designated as a substitute, a new company incorporated abroad, at an undisclosed date, named Citigroup Venture Capital International Brazil LLC (“CVC International Brazil”). It was also informed that CVC International Brazil entered into, at an unknown date and terms, “shareholders´ agreements with Investidores Institucionais Fundo de Investimento em Ações, Caixa de Previdência dos Funcionários do Banco do Brasil - Previ, Fundação dos Economiários Federais - Funcef and Petros - Fundação Petrobras de Seguridade Social” which, according to the notice, have full force and effect conditioned to the occurrence of certain undisclosed conditions, among which the implementation of the designation of CVC International Brazil as the new manager of CVC LP. CVC LP holds direct and indirect investments in Brasil Telecom Participações S.A. and Brasil Telecom S.A.”

(ii)
March 17. 2005: “on March 17, 2005, they became aware that the United States District Court - Southern District of New York granted a preliminary injunction determining that CVC/Opportunity Equity Partners, Ltd. file before the competent authorities of the Cayman Islands its substitution as general partner of CVC/Opportunity Equity Partners, L.P.

CVC/Opportunity Equity Partners, L.P. is a limited partnership, duly incorporated in Cayman Islands, that holds a stake in Brasil Telecom Participações S.A. and Opportunity Zain S.A., a company which integrates the controlling corporate structure of Brasil Telecom Participações S.A. and Brasil Telecom S.A.”

(iii)	March 19, 2005: “on March 18, 2005, they took notice that CVC/Opportunity Equity Partners, Ltd. filed a formal statement before the competent authorities of Cayman Islands in which it informs its substitution as general partner of CVC/Opportunity Equity Partners, L.P., in light of the appointment of Citigroup Venture Capital International Brazil, LLC as the new manager of CVC/Opportunity Equity Partners, L.P.”

(iv)
April 28, 2005: “announce that TIM International N.V. (“TIMINT”) and TIM Brasil Serviços e Participações S.A. (“TIMB”) (collectively referred to as “TIM Group”) on one side and Brasil Telecom S.A. (“BrT”) and 14 Brasil Telecom Celular S.A. (“BTC”) (“collectively referred to “Brasil Telecom”) on the other side entered into a Merger Agreement and a Merger Justification Protocol with respect to the merger of BTC into TIMB.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

This transaction allows Brasil Telecom Group to settle, on a business manner, the overlapping of regulatory licenses and authorizations among Brasil Telecom and TIM Group arising from ANATEL’s Act No. 41,780 dated January 16, 2004, published in the Official Gazette dated January 19, 2004, and also preventing ANATEL from imposing severe sanctions and penalties.

BTC is a wholly-owned subsidiary of BrT and holds authorizations to exploit mobile services in Lots 4, 5 and 6 of Region II under the General Licensing Plan and the relevant radiofrequencies of sub-bands “E”. BTC’s commercial operation begun in September 2004. After 8 months of full commercial operation, BTC reached over 1.000.000 clients.

TIMINT is the controlling shareholder of TIMB, which, in turn, is the direct or indirect controlling shareholder of certain companies that hold mobile services and domestic and international long distance authorizations in Regions I, II and III under the General Licensing Plan. TIM Group has approximately 14.6 million clients.

The closing of this transaction will result in other material benefits to the Brasil Telecom Group, such as:

(1) Maintenance of Brasil Telecom Group’s valuable and unique clients’ base through proposals of national coverage and added value services, with focus in convergence;

(2) Merger of the mobile operations of both BTC and TIMB;

(3) BrT’s participation in the shareholding structure of TIMB;

(4) Execution of a national roaming services agreement between BTC and TIMB, as well as the facilitation for the entering into international roaming services agreements for the benefit of BTC with companies/partners of TIM Group outside of Brazil, in order to allow the increase of coverage for the clients and the reduction of investments for the existing network’s capacity increase;

(5) Substantial increase of scale and revenues of the Brasil Telecom Group through TIM Group’s use of Brasil Telecom Group’s long distance services;

(6) Elimination of new capital expenses as well as initial losses relating to the mobile operations;

(7) Increase of Brasil Telecom’s Group commercial presence’s capillarity in TIM Group’s sales/distribution points;

(8) Equal competition possibilities between Brasil Telecom Group and other players in the rendering of national coverage services within the Brazilian telecommunications market; and

(9) Final solution of all pending claims among entities of the Brasil Telecom Group and the Telecom Italia Group.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

The appraisals to determine the intrinsic equity value of each of BTC and TIMB, to define the value of TIMB’s capital increase, will be prepared by a top-tier financial institution of international reputation selected by BrT.

Closing of this transaction is subject to usual conditions precedent for transactions of similar nature and legal requirements, including the approval of ANATEL. Brasil Telecom Group will keep its shareholders and the market in general informed about any material fact regarding this transaction.

The Brasil Telecom Group reinforces its positioning in the telecommunications market.”

     With the merger, the superimposed licenses will be given back to ANATEL. The completion of this instrument is subject to the internal approvals of Brasil Telecom S.A., as well as ANATEL.

     Occurring or not the merger described above, there is a possibility that some or all of the assets related to the mobile segment (see note 34.c) will be impaired, either as a result of the overlapping of operations or sanctions from ANATEL. At this moment, it is not possible to foresee possible effects in the Companies' financial statements, resulting from the consummation of this agreement.

(v)
April 29, 2005: “they took notice that Techold Participações S.A. (“Techold”), alongside Timepart Participações Ltda. (“Timpepart”) and Telecom Itália International N.V. (“Telecom Italia”), as shareholders of Solpart Participações S.A. (“Solpart”), company which controls, directly, BTP, and, indirectly, BrT and 14 Brasil Telecom Celular S.A. (“BTC”) (BTC, in conjunction with BTP and BrT, hereafter denominated “Brasil Telecom Group”), entered into an Agreement on April 28, 2005, seeking the reestablishment of Telecom Italia’s original position in the controlling group of Brasil Telecom Group, condition which was temporarily suspended until pertinent regulatory issues were resolved, through the restoration of political rights and the repurchase of the shareholding interest sold to Techold and Timepart in August of 2002. On April 29, 2005, a copy of the 2nd Amendment to the Shareholders’ Agreement Consolidated on August 27, 2002 was filed at the headquarters of BrT and BTP.

The aforementioned notice informs that Techold and Telecom Italia converted the totality of their preferred shares issued by Solpart into voting shares on April 28, 2005, pursuant to the bylaws of Solpart. Telecom Italia will nominate members of the Board of Directors of Solpart, BTP and BT, in accordance with the abovementioned shareholders’ agreement. This agreement was reached considering that the Merger Agreement and the Merger’s Protocol entered into with TIM Brasil Serviços e Participações S.A. (“TIM Brasil”) allow for the removal of legal issues that obstructed the restoration of Telecom Italia’s right of returning to the controlling group of Brasil Telecom Group.

Techold, Timepart, Solpart, BTP, and BrT entered into an Agreement ending lawsuits and disputes between the companies, including reciprocal settlements, with respect to the return of Telecom Italia to the controlling group of Brasil Telecom Group.

Brasil Telecom Group is to keep its shareholders and the general public informed about any material facts concerning current developments.”

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

(vi)
April 29, 2005: “announce that, according to the agreement entered into by Techold Participações S.A. (“Techold”), Timepart Participações Ltda. (“Timepart”) and Telecom Italia International N.V. (“Telecom Italia”), Solpart Participações S.A. (“Solpart”), which directly controls the Company, presents the following ownership structure:

	Solpart’s Total Capital

Techold Participações S.A.	61.98%
Telecom Italia International N.V.	38.00%
Timepart Participações S.A.	0.02%	”

(vii)
May 5, 2005: “they took notice of a Temporary Restraining Order effective until hearings to take place on May 9, 2005, granted by the Federal Court of the Southern District of New York, NY – USA, in the Amended Complaint filed by International Equity Investments Inc., Citigroup Venture Capital International Brazil LLC and Citigroup Venture Capital International Brazil L.P. against Opportunity Equity Partners Ltd. and Daniel Valente Dantas (“Defendants”), as reproduced below:

“United States District Courts
Southern District of New York

International Equity Investments, Inc. and Citigroup Venture Capital International
Brazil LLC on behalf of itself and Citigroup Venture Capital International Brazil,
L.P. (f.k.a. CVC/Opportunity Equity Partners, L.P.),

Plaintiffs,

V.

Opportunity Equity Partners, Ltd. (f.k.a. CVC/Opportunity Equity Partners, Ltd.) and Daniel Valente Dantas,

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Defendants.

05 Civ. 2745 (LAK)

ORDER TO SHOW CAUSE FOR CONTEMPT, EXPEDITED DISCOVERY AND A PRELIMINARY
INJUCTION WITH A TEMPORARY RESTRAINING ORDER

     Upon consideration of the attached Amended Complaint (the “Amended Complaint”) of the International Equity Investments, Inc. and Citigroup Venture Capital International Brazil LLC(“CVC Brazil”) on behalf of itself and Citigroup Venture Capital International, Brazil, L.P. (the “CVC Fund”); the Affidavit of Carmine D. Boccuzzi in Support of Plaintiffs’ Motion for Contempt, Expedited Discovery and Injunctive Relief sworn to May 3, 2005; the Declaration of ChristopherJohn Brougharn, QC dated May 3, 2005; the Declaration of Paulo Caldeira in Support of Plaintiff’s Application for a Temporary Restraining Order and a Preliminary Injunction dated March 10, 2005; and the Memorandum of Law in Support of Plaintiffs’ Motion for Contempt, Expedited Discovery and A Preliminary Injunction with a Temporary Restraining Order, it is hereby:

     ORDERED that defendants Opportunity Equity Partners Ltd. (“Opportunity”) and DanielValente Dantas (“Dantas”) SHOW CAUSE before this Court in Courtroom 12D of the United States Courthouse located at 500 Pearl Street, in the borough of Manhattan, City and State of New York, on the 9th day of May 2005, at 2:30 p.m., why an Order should not be made and entered herein (in the form annexed hereto), pursuant to Rule 65 of the Federal Rules of Civil Procedure.

(i) finding defendants Dantas and Opportunity to be in violation of this Court’s March 17, 2005 Preliminary Injunction by (i) seeking to consummate, or causing to occur, a transaction that would, inter alia, (a) impair the value of the CVC Fund or its assets or interfere with plaintiffs’ control over those assets; and (b) interfere with the authority and power of CVC Brazil, the newly-appointed general partner of the CVC Fund, over the assets, investments and management of the CVC Fund; and (ii) documenting any transaction with or benefiting any defendant, directly or indirectly; and

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

(ii) enjoining defendants Dantas and Opportunity, and their direct and indirect subsidiaries and all related and affiliated entities, persons, corporations, officers, agents, servants, employees, privies, assigns, and attorneys or any of the foregoing under either of defendants’ direct or indirect control, direction, permission or license or acting in concert with one or both defendants, and all persons who receive actual notice of this Order by personal service or otherwise (1) from executing, enforcing or performing any obligation under any agreement referenced or discussed in, or related to the agreements referenced or discussed in, the Brasil Telecom Material Fact dated April 28, 2005 and/or the Telecom Italia Press Release dated April 28, 2004, attached as Exhibits K and L to the Bocuzzi Affidavit submitted herewith (the “Agreements”), or any other transaction, that impairs the value of any assets directly or indirectly held by the CVC Fund or involves or results in the transfer of any assets of Brasil Telecom Participações, S.A. or Brasil Telecom, S.A.; and (2) from entering into any transaction involving any entity in which the CVC Fund has a direct or indirect interest that is not in the ordinary course of business; and

(iii) ordering expedited discovery, beginning upon issuance of this Order, of defendants concerning all aspects of the Agreements and any related transactions, including but not limited to the negotiations leading up to those transactions and the parties' motives for entering into them.

Sufficient reason being alleged, it is hereby:

     ORDERED that, pending the hearing of this motion, defendants Dantas and Opportunity, and their direct and indirect subsidiaries and all related and affiliated entities, persons, corporations, officers, agents, servants, employees, privies, assigns, and attorneys or any of the foregoing under either of defendants' direct or indirect control, direction, permission or license or acting in concert with one or both defendants, and all persons who receive actual notice of this Order by personal service or otherwise are restrained (1) from executing, enforcing or performing any obligation under the Agreements, or any other transaction, that impairs the value of any assets directly or indirectly held by the CVC Fund or involves or results in the transfer of any assets of Brasil Telecom Participações S.A. or Brasil Telecom S.A.; and (2) from entering into any transaction involving any entity in which the CVC Fund has a direct or indirect interest that is not in the ordinary course of business;" and it is further

     ORDERED that service by hand of a copy of this Order and the papers upon which it is based on counsel for defendants, Boies, Schiller & Flexner no later than May 4, 2005, shall be deemed good and sufficient; and it is further

     ORDERED that answering papers, if any, shall be filed and served electronically or by hand upon plaintiffs' attorneys, Howard S. Zelbo, Esq., Cleary Gottlieb Steen & Hamilton LLP, One Liberty Plaza, New York, New York 10006, on or before May 6th, 2005; and it is further

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     ORDERED that reply papers, if any, shall be filed and served electronically or by hand upon defendants' attorneys on or before May 9, 2005, in the morning.

SO ORDERED.

Dated:   New York, New York 5/04/2005

Thomas Griesa
United States District Judge”

(viii)
May 10, 2005: “announce that, per request of Investidores Institucionais Fundo de Investimentos em Ações, Judge Alexander Macedo of the 8th Business Court of the Capital District of Rio de Janeiro, upon consideration of Judicial Proceeding 2005.001.051.781-7, ordered the following:

“I hereby GRANT THE PRELIMINARY INJUNCTION, AS REQUESTED ON ITEMS (I) AND (II) OF THE INITIAL PETITION, WHICH SHALL HAVE EFFECT UNTIL HEARINGS DESIGNATED HEREAFTER TAKE PLACE TO (i) suspend the validity of all acts, whether corporate or contractual, or of any other nature, that seek or have an effect on, directly or indirectly, the implementation of the merger or sale under any agreement of BTC by TIM BRASIL or by any other legal entity of the Telecom Italia Group; (ii) prohibit the accomplishment of any extraordinary managerial act, including but limited to the disposal or sale of any kind, to any party, of any asset of Brasil Telecom and BTC, so as to maintain undamaged its operations, identity, license, and value, without the prior consent and pronouncement of the controlling shareholders.

I hereby impose the penalty of a daily fine, in case of violation of terms set forth herein, on defendants Opportunity Fund and Opportunity Lógica, on defendants that are members of the Telecom Italia Group and on the members of its Board of Directors and Senior Management, in the order of R$20,000,000.00 (twenty million reais), for the violation of any of the dispositions aforementioned, with no loss to the adoption of other measures for the return of the status quo ante.

I hereby designate a special hearing to be held on May 24, 2005, at 3:30 p.m., to be attended by all involved parties or their respective attorneys-in-fact, with powers to transact.”

Brasil Telecom is taking all legal measures to present its reasoning before the court and revoke the preliminary injunction, taking into consideration the major benefits that the transaction would bring to its operations.”

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

(ix)
May 16, 2005: “announce that, per request of Fundação Vale do Rio Doce de Seguridade Social - Valia, Judge Alexander Macedo of the 8th Business Court of Rio de Janeiro, upon consideration of Judicial Proceeding 2005.001.055962-9, ordered the following:

“I hereby GRANT THE INJUNCTION, AS REQUESTED ON ITEMS (I) AND (II) OF THE INITIAL COMPLAINT, that is, to suspend the Board of Directors meetings of Brasil Telecom Participações S.A. and Brasil Telecom S.A., scheduled for May 12, 2005, prohibiting its opening and consummation, as well as any other Board of Directors meetings of the companies that include on their respective agendas the approval of the merger agreement or contracts deriving from it, including indemnification agreements for executives, before a General Meeting of Shareholders of Brasil Telecom Participações S.A. is held, ensuring the political rights of preferred shareholders.

I hereby notify defendants that the consummation of any of the aforementioned meetings shall be deemed as noncompliance with judicial order, without prejudice to imposing a fine of R$50,000,000.00 (fifty million reais), for the violation of any of the instructions aforementioned.”

Brasil Telecom is taking all legal measures to present its reasoning before the court and revoke the preliminary injunction, taking into consideration the major benefits that the transaction would bring to its activities.”

(x)	June 03, 2005: “they were informed of the following:

“Citigroup Venture Capital International Brazil, L.P. (“CVC Fund”) informs that the District Judge of the United States District Court of the Southern District of New York, on the record of the action brought by International Equity Investments, Inc., Citigroup Venture Capital International Brazil, LLC and the CVC Fund (“Plaintiffs”) against Opportunity Equity Partners and Mr. Daniel Valente Dantas (“Defendants”), granted, on June 02, 2005, a preliminary injunction determining that the Defendants, the officers, agents, servants, employees, and attorneys of each of the Defendants, and those persons in active concert or participation with either of the Defendants who receive actual notice of this order by personal service or otherwise, are enjoined and restrained, pending the determination of the abovementioned action, from:

(i) executing, enforcing, consummating, performing any obligation under, or otherwise giving effect to the following Agreements (as defined in the text of the Order): “Cellular Acquisition Agreement” and accompanying Protocol; the “Second Amendment to the Solpart Shareholders Agreement”, the “Solpart Master Agreement”, the settlement agreement between Telecom Italia, on the one hand, and Techold and Timepart, on the other, and the related Private Agreement Instrument and Transaction submitted in the original Portuguese as Exhibits H and I, respectively, of the “May 17, 2005 Hibshoosh Declaration”; and in English translation as Exhibits D and E, respectively, of the “June 1, 2005 Hibshoosh Declaration”;

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

(ii)

entering into any transaction or any agreement that is not in the ordinary course of business (including any amendment to the “Solpart Shareholders Agreement” or any other shareholders' agreement) involving any entity in which the CVC Fund has a direct or indirect interest,

(iii)	taking any action in furtherance of the foregoing.”

The disputes among shareholders of Solpart including with respect to the ownership structure of Solpart, and management of entities which hold a stake in Brasil Telecom Participações S.A. and Opportunity Zain S.A., a company which integrates the controlling corporate structure of Brasil Telecom Participações S.A. and Brasil Telecom S.A may result in changes to our board and/or senior management. These disputes do not change these financial statements.

Credit of Interest on Shareholders’ Equity - JSCP

April 20, 2005: Management of the Company decided on April 20, 2005, by delegation of the Board of Directors in a meeting held on March 29, 2005, to pay Interest on Shareholders’ Equity in the amount of R$240,100 (R$204,085 net of withholding tax - IRRF). The date determined for the recording in the accounting of the interest is April 20, 2005. The Interest on Shareholders’ Equity can be imputed to the dividends for 2005 and they will be subject to the shareholders’ general meeting to be held in 2006, which will decide the date of payment.

33. Summary of the differences between Brazilian GAAP and U.S. GAAP

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

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     Under U.S. GAAP, in accordance with the provisions of Statements of Financial Accounting Standards (“SFAS”) 34, “Capitalization of Interest Cost,” interest incurred on borrowings is capitalized to the extent that borrowings do not exceed the balances of construction-in-progress. The credit is a reduction of interest expense. Under U.S. GAAP, the amount of interest capitalized excludes the monetary gain associated with the borrowings and the foreign exchange gains and losses on foreign currency borrowings.

     The effects of these different criteria for capitalizing and amortizing capitalized interest are as follows:

	Year ended December 31

	2002	2003	2004

Capitalized Interest difference
U.S. GAAP Capitalized Interest:
Interest which would have been capitalized and credited to
income under U.S. GAAP (Interest accrued on loans, except
in periods when total loans exceeded total construction-in-
progress, when capitalized interest was reduced
proportionately)	280,026	113,926	80,863
Accumulated capitalized interest on disposals	(22,667)	(184,666)	(39,742)

	257,359	(70,740)	41,121

Less Brazilian GAAP Capitalized Interest:
Interest capitalized and credited to income under Brazilian
GAAP (Up to the limit of interest incurred on loans obtained
for financing capital investments)	(127,979)	(61,330)	(9,043)
Accumulated capitalized interest on disposals	39,337	281,706	57,891

Total capitalized interest under Brazilian GAAP	(88,642)	220,376	48,848

U.S. GAAP Difference	168,717	149,636	89,969

Amortization of capitalized interest difference
Amortization under Brazilian GAAP	228,111	230,485	213,644
Less: Amortization under U.S. GAAP	(140,645)	(154,500)	(150,049)
Difference in accumulated amortization on disposals	(22,551)	(136,097)	(29,967)

U.S. GAAP Difference	64,915	(60,113)	33,628

b. Dividends and interest on shareholders’ equity

     Although under Brazilian Corporation Law proposed dividends require approval at a shareholders’ meeting, under Brazilian Corporation Law they are accrued for in the consolidated financial statements in anticipation of their approval by the shareholders’ meeting. Distributions characterized as interest on shareholders’ equity as well as minimum compulsory dividends are accrued for under both Brazilian and US GAAP. Any excess of proposed dividends over either the minimum compulsory dividend or distributions characterized as interest on shareholders’ equity would not be accrued for under US GAAP, if such proposed dividends is subject to approval at the annual Shareholders’ Meeting. There was no such excess in 2002, 2003 or 2004.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

c. Pensions and other post-retirement benefits

     Refer to Note 34.a for a discussion of differences between Brazilian GAAP and U.S. GAAP as they relate to pensions and other post-retirement benefits. For purposes of the U.S. GAAP reconciliation, the provisions of SFAS 87, “Employers’ Accounting for Pensions” (“SFAS 87”) and SFAS 106, “Employers’ Accounting for Post-retirement Benefits Other than Pensions” (“SFAS 106”) have been applied. The provisions of SFAS 87 were applied with effect from January 1, 1992 because it was not feasible to apply them from the effective date specified in the standard. As a result, R$292,131 of the transition liability was transferred directly to shareholders’ equity at the implementation date.

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

d. Items recorded directly in shareholders’ equity accounts

     Under Brazilian GAAP, some items are recorded directly in shareholders’ equity, which under U.S. GAAP would be recorded in the statements of operations, such as fiscal incentives in regional funds converted into shares or capital quotas of telecommunication companies, detailed in item (l) and tax incentives that are granted to the Company and became effective immediately.

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

     As determined by SFAS 128, “Earnings Per Share”, since the preferred and common stockholders have different dividend, voting and liquidation rights, basic and diluted earnings per share have been calculated using the “two-class” method. The “two-class” method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company’s by-laws.

     Basic earnings per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Net income available to preferred shareholders is the sum of the preferred stock dividends (a minimum of 6% of preferred capital, or, as from 2002, 3% per annum calculated on the amount resulting from dividing the net book shareholders’ equity by the total number of Company shares, whichever is greater, as defined in the Company’s by-laws) and the preferred shareholders’ portion of undistributed net income. Undistributed net income is computed by deducting total dividends (the sum of preferred and common stock dividends) from adjusted net income. Undistributed net income is shared equally by the preferred and common shareholders on a pro rata basis. Total dividends are calculated as described in Note 26.e. Diluted earnings per share is computed by increasing the number of shares, calculated by dividing the value of funds for capitalization and stock options, as mentioned below, by the equivalent value of the shares at the merger date.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The weighted-average number of common shares used in computing basic earnings per share as of December 31, 2004 was 249,597,048 (248,591,563,000 in 2003 and 241,964,447 in 2002). The weighted-average number of preferred shares used in computing basic earnings per share as of December 31, 2004 was 292,068,167,000 (291,839,496,000 in 2003 and 292,319,690,000 in 2002). The Company has received certain contributions from customers or customers have independently paid suppliers of telecommunication equipment and services for the installation of fixed line services. These amounts are reflected as “funds for capitalization” within other non-current liabilities in the accompanying balance sheets. Once the installation is essentially complete and the contributions have been received, the funds will be converted into equity (see Note 27). The shares are treated as outstanding and included in the basic EPS calculation only when such funds are converted to equity and the shares issued. The shares are treated as outstanding for diluted EPS purposes when expansion plan contributions are received or when Community Expansion Plan agreements have been approved. Additionally, the 1,415,119 (907,469 in 2003) thousand preferred stock options granted under the stock option program for officers and employees mentioned in Note 25.b were considered in the calculation of the diluted earnings per share.

     If the Company is able to pay dividends in excess of the minimum requirement for preferred shareholders and the remainder of the net income is sufficient to provide equal dividends to both common and preferred shareholders, then the basic and the diluted earnings per share will be the same for both common and preferred shareholders.

     The Company’s preferred shares are non-voting except under certain limited circumstances and are entitled to a preferential non-cumulative dividend and to priority over the common shares in the event of liquidation of the Company. In 2002, 2003 e 2004, the amount of dividends paid to the preferred shareholders exceeded the minimum guaranteed dividends, and was equal to the amount paid to the common shareholders.

f. Disclosure requirements

     U.S. GAAP disclosure requirements differ from those required by Brazilian GAAP. However, in these consolidated financial statements, the level of disclosure has been expanded to comply with U.S. GAAP.

g. Income taxes

     The Company fully accrues for deferred income taxes on temporary differences between tax and reporting records. The existing policies for accounting for deferred taxes are substantially in accordance with SFAS 109, “Accounting for Income Taxes” (“SFAS 109”).

     Under SFAS 109, the provisional measures, which are temporary measures used by the Government to determine changes in tax rates, are not considered to be enacted law. In 2001, the enacted social contribution rate was 8% and an additional of rate of 1%, which was only enacted in 2002 (when the rate was increased to 9%), was considered for Brazilian GAAP purposes. Therefore, the reconciliation of the differences between Brazilian GAAP and U. S. GAAP include the effect of this change in 2002.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     Under US GAAP, if a valuation allowance is recognized for a deferred tax asset at the acquisition date, recognized benefits for those tax deductions after this date should be applied first to reduce to zero any goodwill related to that acquisition, second to reduce to zero other non-current intangible assets related to that acquisition, and third to reduce income tax expense. As described in note 9, the Company owns tax credits in the amount of R$161,388 which were not recognized as of December 31, 2004 (that means, for US GAAP purposes, a valuation allowance has been recorded in the same amount), due to the lack of fulfillment of the minimum requirements regarding historical and forecasted taxable income for direct/indirect subsidiaries. These credits will be subject to the requirements described above when utilized.

h. Interest expense, interest income and accrued interest

     Brazilian GAAP requires interest expense and income, as well as other financial charges, to be shown as part of operating income (expense) and accrued interest as a part of loans and financing within liability balance. Under U.S. GAAP, interest expense and income, as well as other financial charges, would be shown after operating income (expense) within statements of operations and accrued interest would be included in accounts payable within the balance sheet.

i. Employees’ profit sharing

     Brazilian GAAP requires employees’ profit sharing to be shown as an appropriation of net income for the year. Under U.S. GAAP, employee profit sharing is included as an expense in arriving at operating income (expense).

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

     See the reconciliation of net income (loss) for the years ended December 31, 2002, 2003 and 2004 and shareholders’ equity as at that date in accordance with Brazilian Corporation Law to net loss and shareholders’ equity in accordance with Brazilian GAAP reported herein in Note 2.b and a summary explanation of these 2 sets of Brazilian accounting principles in Note 2.a.

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

     Effective January 1, 1996, indexation of the expansion plan contributions was no longer applied and, for contracts signed as from that date, Telebrás (the former controlling shareholder) was allowed the option of using a value per share equal to the market value, when this was higher than book value. For U.S. GAAP purposes, a portion of the resources for capital increase and expansion plan contributions would be allocated to shareholders’ equity based on the market value of the shares to be issued to subscribers. The remainder of the resources for capital increase and expansion plan contributions would be classified as a deferred credit and amortized to reduce depreciation expense from the time the related construction-in-progress is completed.

ii. Donations and subsidies for investments

     Under Brazilian GAAP, those amounts which comprise principally the excess of the value of property, plant and equipment incorporated into the Company’s assets over the corresponding credits for expansion plan contributions received are recorded as a credit to other capital reserves. For U.S. GAAP purposes, the credit to capital reserves would be classified as a deferred credit and amortized to reduce depreciation expense.

m. Valuation of long-lived assets

     SFAS 144 provides a single accounting model for long-lived assets to be disposed of. SFAS 144 also changes the criteria for classifying an asset as held for sale; and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Company adopted SFAS 144 on January 1, 2002. The adoption of SFAS 144 did not affect the Company’s consolidated financial statements.

     In accordance with SFAS 144, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

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

n. Stock options

     Under U.S. GAAP, the Company accounts for stock options in accordance with SFAS 123, “Accounting for Stock-Based Compensation,” which establishes a fair-value method of accounting for employee stock options or similar equity instruments. For US GAAP, the Black-Scholes option-pricing model was used to estimate the grant date fair value of its options granted. Under Brazilian GAAP, there is no requirement to account for stock options at fair value. The adjustment to reflect the difference in valuation basis between U.S. GAAP and Brazilian GAAP is as follows:

	First
	Grant	Second Grant	Third Grant

Number of options granted (in thousands)	622,364	308,033	507,650
Fair value of option at date of grant(*)	$0.00409	$0.00556	$0.00276
Fair value of options granted at grant date	$2,542	$1,713	$ 1,400

     The fair value of options is recognized over the expected vesting term of the option for US GAAP purposes, which is three years. An amount of R$1,254 was recognized for U.S. GAAP purposes as stock option compensation expense (R$829 in 2003). No stock option compensation expense was recognized for Brazilian GAAP purposes.

     (*) The assumptions underlying the calculation of the fair value of the option are detailed in note 34.b.

o. Goodwill & other intangible assets and business combination

Goodwill & other intangible assets

     Under Brazilian GAAP goodwill represents the difference between historical book value of the assets acquired and liabilities assumed and the purchase price, and it is amortized over the estimated period over which the Company expects to benefit from the goodwill. This period is determined based on the reasons attributed by management for the payment of goodwill. Impairment, if any, is measured to the extent that the unamortized balance of goodwill exceeds the expected future profits of the business.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     Under US GAAP, goodwill represents the excess of costs over fair value of net assets of businesses acquired. The Company adopted the provisions of SFAS 142, Goodwill and Other Intangible Assets, as of January 1, 2002. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 144, Accounting for Impairment or Disposal of Long-Lived Assets.

     In connection with SFAS 142’s transitional goodwill impairment evaluation, the Statement required the Company to perform an assessment of whether there was an indication that goodwill is impaired as of the date of adoption. To accomplish this, the Company was required to identify its reporting units and determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units as of January 1, 2002. The Company was required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit within six months of January 1, 2002. To the extent the carrying amount of a reporting unit exceeded the fair value of the reporting unit, the Company would be required to perform the second step of the transitional impairment test, as this would be an indication that the reporting unit goodwill may be impaired.

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

     Prior to the adoption of SFAS 142, for US GAAP purposes goodwill was amortized on a straight-line basis over the expected periods to be benefited, and assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. All other intangible assets were amortized on a straight-line basis. The amount of goodwill and other intangible asset impairment, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting the Company’s average cost of funds.

     Under Brazilian GAAP, goodwill amortization is classified in operating or non-operating expenses, depending on its origin. Under U.S. GAAP, goodwill amortization was classified in operating expenses until December 31, 2001.

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

     At the same date, in connection with the combination of the eight operating companies under common control with Telepar, the Company made an offer to exchange Telepar shares for the shares held by minority shareholders in each of the operating companies. The exchange was made based on the book value of the shares of Telepar compared to the book value of the shares of the operating companies. The book value of the shares was calculated by dividing stockholders’ equity by the number of shares outstanding. In the exchange offer, Telepar acquired almost 100% of the minority shares.

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

ii) Purchase of controlling interest in CRT

     On July 31, 2000, the Company and Brasil Telecom Participações S.A., agreed to purchase all the outstanding shares of TBS Participações S.A. (TBS), the holding company of Companhia Riograndense de Telecomunicações (CRT), for R$1,499,760.Under U.S. GAAP, goodwill for this purchase is calculated at the difference between the fair value of the net assets purchased and the purchase price.

     Under Brazilian GAAP, goodwill for the purchase is calculated at the difference between historical book value of the assets and liabilities assumed and the purchase price. Also, as mentioned in Notes 9 and 18.a, goodwill under Brazilian GAAP was accounted for partially as a deferred tax asset which, for U.S. GAAP purposes, should be included as part of intangibles.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The adjustments under U.S. GAAP to reflect the difference in depreciation and amortization resulting from the purchase price allocation differences explained above are as follows:

Net assets purchased under U.S. GAAP	483,030
Adjustment to state fixed assets at fair value	(48,183)

Fair value of net assets purchased from CRT	434,847
Purchase price	1,499,760

Goodwill under U.S. GAAP	1,064,913
Goodwill under Brazilian GAAP	820,547

Difference in goodwill as of July 31, 2000	244,366

Amortization of the difference of goodwill:
For the five months ended Dec. 31, 2000	(20,363)
For 2001	(48,875)

Effect of depreciation related to the adjustment to state fixed assets at fair value:
For the five months ended Dec. 31, 2000	2,610
For 2001	6,264
For 2002	4,298
For 2003	4,712
For 2004	4,116

     For U.S. GAAP, the difference in goodwill was amortized, until 2001, on the straight-line basis over five years.

     The depreciation related to the adjustment to state fixed assets at fair value is being calculated at a rate per annum compatible with the fixed assets realization.

     Additionally, the amortization of the recomputed goodwill recognized in 2002, 2003 and 2004 under BR GAAP, as mentioned in Note 18, in the amount of R$96,133, R$96,133 and R$66,590 respectively, has been reversed under US GAAP in connection with the adoption of SFAS 142.

iii) Purchase of minority interest in CRT

     On December 28, 2000, the Company exchanged its shares for the remaining outstanding shares of CRT. The exchange ratio was based on the market value of CRT shares and the market value of the Company’s shares at December 1, 2000. The purchase was recorded under Brazilian GAAP based on the book value of the CRT shares as of December 1, 2000, so no goodwill arose for Brazilian GAAP purposes.

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

Book value of net assets purchased under U.S. GAAP	900,692
Adjustment to fixed assets to reach fair value	(113,898)

Fair value of net assets purchased from CRT	786,794
Market value of Brasil Telecom S.A. shares issued in exchange	948,927

Goodwill under U.S. GAAP	162,133

Net effect of recording transaction on December 28, 2000 rather
than December 1, 2000	(6,453)

Amortization of goodwill for 2001	(32,427)
Reversal of depreciation for 2001	14,808

(17,619)

Reversal of depreciation for 2002	10,161

Reversal of depreciation for 2003	10,539

Reversal of depreciation for 2004	10,325

     For U.S. GAAP, the goodwill was amortized, until 2001, on the straight-line basis over five years. The depreciation related to the adjustment to state fixed assets at fair value is being calculated at a rate per annum compatible with the fixed assets realization.

iv) Step up in basis of companies under common control

     Under U.S. GAAP, Emerging Issues Task Force 90-5, “Exchanges of Ownership Interests between Entities under Common Control,” when an exchange of shares between companies under common control takes place, the parent company’s basis in the subsidiaries should be reflected (or “pushed down”) as the basis in the financial statements of the surviving entity. The parent company, which originally acquired the nine operating companies in the privatization auction (Solpart) in August 1998, recorded significant goodwill in that purchase. This goodwill, along with the step up in the basis of the fixed assets to fair value at the time of the purchase, results in an increase in the combined assets, as well as in shareholders’ equity of the Company of R$982,090 (R$589,630 of future profitability and R$392,460 of assets value). The increase in amortization and depreciation under U.S. GAAP for these assets was R$28,399, R$29,453 and R$28,861 during the years ended December 31 2002, 2003 and 2004, respectively.

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

     The Company obtained third party valuation appraisal for the intangibles, as due to the nature of iBest business (free internet access), the greater part of its value is associated with intangibles. Below is the summary of the estimated fair values of assets acquired and liabilities assumed at the acquisition date:

Net assets purchased under U.S. GAAP	June 26, 2003
Current assets	40,103
Non-current assets	7,323
Investments	61
Property, plant and equipment	2,948
Customer List	11,572
Trademark	67,043

Total assets acquired	129,050

Current liabilities	10,315
Non-current liabilities	283
Deferred taxes on intangible assets	26,729

Total liabilities assumed	37,327

Total purchase price (including R$10,000 for minority interests
owned previously)	157,045

Goodwill under US GAAP	65,322

Customer List Amortization:
2003	9,708
2004	1,604

Reversal of Deferred Taxes Liabilities:
2003	3,301
2004	545

     The Brazilian GAAP goodwill amounted to R$117,216 and has been amortized over the years proportionally to the profits generated by iBEST Group. The remaining balance as of December 31, 2004 is R$74,833. Intangible assets consist of the customer list and trademark value. The amortization related to the customer list is being calculated at the estimated churn rate and the future free cash flow generated by the customer list existing at the acquisition date. Trademark and goodwill recognized in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. The amount of goodwill and intangible assets impairment, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting the Company’s average cost of funds. Under Brazilian GAAP, goodwill for the purchase is calculated at the difference between historical book value of the assets and liabilities assumed and the purchase price.

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

vii) Purchase of controlling interest in MetroRED

     On May 13, 2004, the Company purchased the remaining capital of 80.1% of MetroRED and became owner of 100% of its capital share. The results of MetroRED operations have been included in the consolidated financial statements as from such date.

     The Company obtained third party valuation appraisal for the intangibles, as due to the nature of MetroRED business (data communication services), the greater part of its value is associated with intangibles. Below is the summary of the estimated fair values of assets acquired and liabilities assumed at the acquisition date:

Net assets purchased under U.S. GAAP	May 13, 2004
Current assets	22,669
Non-current assets	1,810
Property, plant and equipment - Book Value	203,060
Property, plant and equipment - Difference to Market Value	43,637
Customer List	25,607
Order Backlog List	18,810
Trademark	4,261

Total assets acquired	319,854

Current liabilities	79,385
Non-current liabilities	41,471
Deferred taxes on intangible assets and difference to market value on PP&E	31,387

Total liabilities assumed	152,243

Total purchase price (including R$61,463 for minority interests
owned previously)	226,408

Goodwill under US GAAP	58,797

Difference to Market Value on PP&E Depreciation:
2004	3,713

Customer List Amortization:
2004	965

Order Backlog List Amortization:
2004	9,124

Trademark Amortization:
2004	3,455

Reversal of Deferred Taxes Liabilities:
2004	5,868

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The Brazilian GAAP goodwill amounted to R$110,366 and has been amortized over the years proportionally to the profits generated by MetroRED. The remaining balance as of December 31, 2004 is R$95,651. The difference to market value of property, plant and equipment is based on third party appraisal and is being depreciated at a rate per annum compatible with the fixed assets realization. Intangible assets consist of the customer list, order backlog list and trademark value. The amortization related to the customer list and order backlog list is being calculated at the estimated churn rate and the future free cash flow generated by the customer list and order backlog list existing at the acquisition date. The trademark is being amortized over a period of 12 months, equivalent to the period which its use was contracted. After this period, the Company will not be able to use the trademark “MetroRED” anymore. Goodwill recognized in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. The amount of goodwill impairment, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting the Company’s average cost of funds. Under Brazilian GAAP, goodwill for the purchase is calculated at the difference between historical book value of the assets and liabilities assumed and the purchase price.

viii)Purchase of controlling interest in iG Group

     On April 02, 2004, the Company purchased an interest of 12.25% in iG Group capital. On November 24, 2004, the Company purchased more 50.75% of iG Group capital and became owner of 63.0% of its capital share. The results of iG Group operations have been included in the consolidated financial statements as from such date.

     The Company obtained third party valuation appraisal for the intangibles, as due to the nature of iG Group business (free and paid internet access), the greater part of its value is associated with intangibles. Below is the summary of the estimated fair values of assets acquired and liabilities assumed at each acquisition date:

Net assets purchased under U.S. GAAP
(proportional to the interest acquired)	April 2, 2004	November 24, 2004
Current assets	8,196	45,290
Non-current assets	40	1,357
Property, plant and equipment	4,098	28,157
Customer List	549	28,122
Trademark	5,824	2,678

Total assets acquired	18,707	105,604

Current liabilities	3,054	20,890
Non-current liabilities	1,682	18,517
Deferred taxes on intangible assets	2,167	10,472

Total liabilities assumed	6,903	49,879

Total purchase price	150,114	143,664
Goodwill under US GAAP	138,310	87,939
Customer List Amortization:
2004	464	550
Reversal of Deferred Taxes Liabilities:
2004	158	187

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The Brazilian GAAP goodwill amounted to R$238,274 and has been amortized over the years proportionally to the profits generated by iG Group. The remaining balance as of December 31, 2004 is R$234,302. Intangible assets consist of the customer list and trademark value. The amortization related to the customer list is being calculated at the estimated churn rate and the future free cash flow generated by the customer list existing at the acquisition dates. Trademark and goodwill recognized in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. The amount of goodwill impairment, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting the Company’s average cost of funds. Under Brazilian GAAP, goodwill for the purchase is calculated at the difference between historical book value of the assets and liabilities assumed and the purchase price.

p. Revenue recognition

i) Activation and installation fees

     Under Brazilian GAAP, revenues from activation and installation fees are recognized upon activation of customer services. Under U.S. GAAP, revenues and related taxes from activation and installation fees are deferred and amortized over five years, the estimated average customer life.

     The adoption by the Company of Staff Accounting Bulletin 104 and Emerging Issues Task Force Issue 00-21 - Revenue Arrangements with Multiple Deliverables in 2003 had no impact on the Company’s financial position or results of operations .

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

q. Provision for retirement incentive plan

     Under Brazilian GAAP, the Company recorded a provision for a retirement incentive plan during the year ended December 31, 2001 in connection with the intended rationalization of certain business activities of CRT (under the Apoio Daqui plan). Under U.S. GAAP, such costs may only be accrued if they are part of a formal restructuring plan approved by management that specifically identifies the significant actions to be taken to complete the plan, the number and job classifications of employees to be terminated, and other strict criteria. As all of the criteria for accrual have not been met, the provision was reversed for U.S. GAAP purposes on December 31, 2001. There was no such provision in the liabilities as of December 31, 2003 and 2004, as the retirement incentive plan was carried out and settled during 2002.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

r. Derivative financial instruments

     Under Brazilian GAAP, swap contracts are recorded on the balance sheet based on the net amount to be received or paid. For U.S. GAAP purposes, the Company adopted SFAS 133, “Derivative Instruments and Hedging Activities,” as amended by SFAS 137 and SFAS 138 (collectively, “SFAS 133”) on January 1, 2000. Under SFAS 133, the swap contracts are recorded on the balance sheet at fair value, with changes in fair value recognized in earnings unless specific hedge criteria are met. The Company did not account for any transaction as hedging activity.

s. Unclaimed dividends and dividends in excess of retained earnings (deficit)

     Under Brazilian GAAP, dividends unclaimed by shareholders after three years was reversed against income in 2002 and 2003. Under US GAAP, such unclaimed dividends are reversed against retained earnings.

     Under Brazilian GAAP, dividends in excess of accumulated balance of retained earnings are presented in these financial statements under retained earnings (deficit), within shareholders’ equity. Under Brazilian Corporate Law this situation would not be possible, as dividends cannot be paid if there is negative balance in retained earnings, but any excess distributed would be presented as an advance to shareholders as an asset balance. Under US GAAP, dividends in excess of accumulated balance of retained earnings would be presented as a reduction of paid-in-capital.

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

     US GAAP requires capital lease arrangements defined under SFAS 13 to be capitalized as property, plant and equipment and depreciated over the estimated useful life of the asset.

u. Pre-operating costs

     According to Brazilian GAAP all expenses registered during the pre-operating stage of the subsidiary BrT Celular is deferred until the subsidiary starts its operations, when the deferred expenses are amortized over the future period of which the subsidiary expects to benefit from these expenses.

     Under US GAAP, expenses registered during the start-up stage and organizations of a development stage entity are expensed as incurred, according to Statement of Position 98-5 “Reporting on the Costs of Start-up activities”.

v. Issue of treasury stock

     Brazilian GAAP requires issue of treasury stock to be added to retained earnings (deficit), while under US GAAP this would be considered an addition to paid-in-capital.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

w. Asset retirement obligations

     The Company adopted FASB Statement No. 143, Accounting for Asset Retirement Obligations, effective January 1, 2003. This statement requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also would record a corresponding asset that is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.

     The Company has certain legal obligations related to BrT Celular’s infrastructure (tower assets) regarding remediation of leased land on which the Company’s network assets are located.

     This provision is not required under Brazilian GAAP.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Net income (loss) reconciliation of the differences between Brazilian GAAP and U. S. GAAP
Years ended December 31, 2002, 2003 and 2004

		2002	2003	2004

Net income (loss) as reported under Brazilian GAAP		(11,619)	(507,435)	98,840
Add/(deduct):	Note 33
Different criteria for:
Capitalized interest	(a)	168,717	149,636	89,968
Amortization of capitalized interest	(a)	64,915	(60,113)	33,627
Pensions and other post-retirement benefits
SISTEL
U.S. GAAP prepaid (accrued) pension (cost) benefit	(c)	27,981	13,247	25,037
FBrTPrev
U.S. GAAP prepaid pension cost	(c)	5,736	20,799	54,101
Items posted directly to shareholder’s equity:
Fiscal incentive received	(d)	554	3,845	450
Social contribution rate change not enacted	(g)	4,803	-	-
Amortization of deferred credit on contributions plan
expansion	(l)	70,863	73,493	72,015
Compensation cost of stock options	(n)	(35)	(829)	(1,254)
Amortization of goodwill attributable to purchase of
controlling interest in CRT until 2001, net of reduction in
depreciation due to step-down in fair value	(o) (ii)	4,298	4,711	4,116
Reversal of amortization of goodwill recomputed	(o) (ii)	96,133	96,133	66,591
Purchase of minority interest in CRT:
Amortization of goodwill until 2001, net of reduction in
depreciation due to step-down in fair value	(o) (iii)	10,161	10,539	10,325
Amortization until 2001 and depreciation of step-up in
basis of companies under common control	(o) (iv)	(28,399)	(29,453)	(28,861)
Amortization customer list of iBest	(o) (v)	-	(9,708)	(1,604)
Amortization intangibles of MetroRed	(o) (vii)	-	-	(17,257)
Amortization intangibles of IG	(o) (viii)	-	-	(1,014)
Reversal of amortization of goodwill GlobeNet	o (vi)	-	649	(700)
Reversal of amortization of goodwill iBest	(o) (v)	-	-	43,034
Reversal of amortization of goodwill MetroRed	(o) (vii)	-	-	15,512
Reversal of amortization of goodwill IG	(o) (viii)	-	-	4,015
Deferred revenue, net of related costs - activation and
installation fees	(p) (i)	13,332	11,449	7,827
Deferred revenue - public telephone cards	(p) (ii)	2,981	(1,835)	(3,148)
Reversal of provision for retirement incentive plan	(q)	(33,000)	-	-
Change in fair value of derivative financial instruments	(r)	3,976	37,045	(9,281)
Reversal of gain attributable to unclaimed dividends	(s)	(6,468)	(10,544)	-
Capital leases	(t)	-	116	(725)
Pre-operating costs of mobile operations	(u)	-	(22,256)	(170,602)
Reversal of pre-operating costs of mobile operations
amortization	(u)	-	-	6,431
Asset retirement obligation	(w)	-	-	(5)
Consolidation adjustments - others		-	(20)	11,593

Deferred tax effect of above adjustments		(77,648)	(67,208)	(24,124)

U.S. GAAP net income (loss)		317,280	(287,739)	284,907

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

	2002	2003	2004

Net income (loss) per thousand shares in accordance with
U.S. GAAP:

U.S. GAAP net income (loss) - allocated to common shares
- basic and diluted	143,689	(132,356)	131,284
U.S. GAAP net income (loss) - allocated to preferred shares
- basic and diluted	173,591	(155,383)	153,623

Weighted average shares outstanding (in thousands):
Common shares - basic	241,964,446	248,591,562	249,597,048
Common shares - diluted	241,964,446	248,591,562	249,597,048
Preferred shares - basic	292,319,690	291,839,496	292,068,167
Preferred shares - diluted	292,321,007	291,840,928	292,070,164

U.S. GAAP net income (loss), per thousand shares:
Common shares - basic	0.59	(0.54)	0.53
Common shares - diluted	0.59	(0.54)	0.53
Preferred shares - basic	0.59	(0.54)	0.53
Preferred shares - diluted	0.59	(0.54)	0.53

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Shareholders’ equity reconciliation of the differences between Brazilian GAAP and U.S. GAAP
As of December 31, 2003 and 2004

		2003	2004

Total shareholders’ equity as reported under Brazilian GAAP	Note 33	6,840,962	6,481,365

Add/(deduct):
Different criteria for:
Capitalized interest	(a)	(390,395)	(300,428)
Amortization of capitalized interest	(a)	666,707	700,334
Pension and other post-retirement benefits
SISTEL:
U.S. GAAP gain on plan curtailment and settlement	(c)	176,607	176,607
U.S. GAAP accrued pension cost	(c)	(239,847)	(214,810)
FBRTPREV:
U.S. GAAP prepaid accrued pension cost	(c)	426,233	480,334
Contributions to plant expansion:
Amortization of deferred credit	(l)	605,025	677,040
Subscribed capital stock	(l)	(611,449)	(611,449)
Donations and subscriptions for investment	(l)	(182,861)	(182,861)
Goodwill attributable to purchase of minority interests in
eight operating companies	(o) (i)	16,464	16,464
Amortization of goodwill attributable to purchase of
controlling interest in CRT until 2001, net of reduction
in depreciation due to step-down in fair value	(o) (ii)	(51,355)	(47,239)
Reversal of amortization of goodwill recomputed	(o) (ii)	192,266	258,857
Purchase of minority interest in CRT:
Net effect of recording purchase on transaction closing
date	(o) (iii)	(6,453)	(6,453)
Amortization of goodwill (until 2001), net of reduction
in depreciation due to step-down in fair value	(o) (iii)	3,081	13,406
Difference in book value and market value of shares
issued in exchange	(o) (iii)	(347,268)	(347,268)
Step-up in basis of companies under common control,
net of amortization until 2001 and depreciation	(o) (iv)	342,536	313,675
Amortization customer list of iBest	(o) (v)	(9,708)	(11,312)
Amortization intangibles of MetroRed	(o) (vii)	-	(17,257)
Amortization intangibles of IG	(o) (viii)	-	(1,014)
Reversal of amortization of goodwill GlobeNet	(o) (vi)	649	(51)
Reversal of amortization of goodwill iBest	(o) (v)	-	43,034
Reversal of amortization of goodwill MetroRed	(o) (vii)	-	15,512
Reversal of amortization of goodwill IG:	(o) (viii)	-	4,015
Deferred revenue, net of related costs - activation and
installation fees	(p) (i)	(57,694)	(49,867)
Deferred revenue - public telephone cards	(p) (ii)	(10,115)	(13,263)
Change in fair value of derivative financial instruments	(r)	46,545	37,264
Capital lease - PP&E	(t)	5,157	16,447
Capital lease - Liabilities:	(t)	(5,041)	(17,055)
Preoperating costs of mobile operations	(u)	(22,256)	(192,858)
Reversal of pre-operating costs of mobile operations
amortization	(u)	-	6,431
Asset retirement obligation	(w)	-	(5)
Deferred tax effect of above adjustments		(131,350)	(155,475)

Total shareholders’ equity under US GAAP		7,256,440	7,072,120

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Statements of changes in shareholders’ equity in accordance with U.S. GAAP
As of December 31, 2003 and 2004

	Note	Total
Balance, December 31, 2002		7,812.024

Forfeiture of unclaimed dividends	33 (s)	10,544
Increase in treasury stock	26 (b)	(33,018)
Declaration of dividends	26 (e)	(246,200)
Contribution by the employees related to the costs of the stock
compensation plan	33 (n)	829
Net loss for the year		(287,739)

Balance, December 31, 2003		7,256,440

Forfeiture of unclaimed dividends	33 (s)	11,569
Increase in treasury stock	26 (b)	(37,550)
Declaration of dividends	26 (e)	(444,500)
Contribution by the employees related to the costs of the stock
compensation plan	33 (n)	1,254
Net income for the year		284,907

Balance, December 31, 2004		7,072,120

34. Additional disclosures required by U.S. GAAP

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

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     A summary of the liability as of December 31, 2003 and 2004 for the Company’s active employees’ defined benefit pension plan was as follows:

	2003	2004

Funded status:
Accumulated benefit obligation:
Vested	288,888	449,737
Non-vested	33,181	36,977

Total	322,069	486,714

Projected benefit obligation	418,935	492,612
Allocated assets	573,834	649,450

Projected obligation in excess of assets	(154,899)	(156,839)
Unrecognized gains	106,451	87,688
Unrecognized prior service cost	119,421	113,785
Unrecognized net transition obligation	(7,733)	(6,432)

Accrued pension cost	63,240	38,203

     A summary of the SISTEL pension plan as of December 31, 2003 and 2004 for the multiemployer portion (inactive employees pension plan) is as follows:

	December 31

	2003	2004

Projected benefit obligation (100% vested)	3,484,245	3,590,683
Fair value of plan assets	(4,163,102)	(4,669,444)

Deficiency (excess) of assets over projected obligation	(678,857)	(1,078,761)

     In March 2000, the Company offered a new defined contribution plan, and approximately 80% of the active employees migrated to the new plan. The accumulated benefit of each employee who migrated was transferred to an individual account for each employee, with 100% vesting in this amount. The effect of settlement and curtailment of this portion of the defined benefit plan under SFAS 88 “Employers’ Accounting and Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits “ was a gain of R$176,607, which was reflected in the reconciliation to U.S. GAAP net income.

     The net periodic pension cost for 2003 and 2004 for the SISTEL administered plans was as follows:

	2003	2004

Service cost	30,752	3,700
Interest cost	15,779	31,013
Expected return on assets	(23,808)	(50,808)
Amortization of gains	(7,417)	(7,428)
Expected Participants Contributions	(14,504)	(627)

Net periodic pension cost (income)	802	(24,150)

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The changes in the accrued pension cost for the SISTEL administered plans for the year ended December 31, 2002, 2003 and 2004 is as follows:

Accrued pension cost as of December 31, 2002	76,487
Net periodic cost for 2003	(11,939)
Company contributions during 2003	(1,203)

Accrued pension cost as of December 31, 2003	63,345
Net periodic cost for 2004	(23,888)
Company contributions during 2004	(888)

Accrued pension cost as of December 31, 2004	38,569

     The actuarial assumptions used in 2002, 2003 and 2004 were as follows:

	2002	2003	2004

Discount rate for determining projected benefit obligations	6.00%	6.00%	6.00%
Rate of increase in compensation levels	1.00%	2.00%	2.00%
Expected long-term rate of return on plan assets	9.00%	6.50%	12.50%

     The rates are real rates and exclude inflation.

     The Company maintains jointly with other companies a post-retirement benefit plan (PAMA) for the participants already covered who were in such position on January 31, 2000. Based on legal and actuarial opinions, the Company’s liability is exclusively limited to 1.5% of the payroll of the active participants.

     The weighted-average asset allocation of the SISTEL administered plans at December 31, 2004 and 2003 were as follows:

     TCSPrev:

	Asset Allocation

Asset Category	2003	2004

Equity securities	49.3%	46.3%
Debt securities	47.8%	50.6%
Real estate	1.5%	1.5%
Loans	1.4%	1.6%

Grand Total	100%	100%

     PBS-A (multiemployer):

	Asset Allocation

Asset Category	2003	2004

Equity securities	31.11%	26.85%
Debt securities	60.19%	63.93%
Real estate	8.22%	8.73%
Loans	0.48%	0.49%

Grand Total	100%	100%

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     PAMA:

	Asset Allocation

Asset Category	2003	2004

Equity securities	0%	0%
Debt securities	100%	100%
Real estate	0%	0%
Loans	0%	0%

Grand Total	100%	100%

     PAMEC:

	Asset Allocation

Asset Category	2003	2004

Equity securities	0%	0%
Debt securities	100%	100%
Real estate	0%	0%
Loans	0%	0%

Grand Total	100%	100%

     The Pension Funds’ investment strategy is described in the Investment Policy, which is approved annually by the Pension Fund’s Board. It states that the investment decisions should consider: (i) capital preservation; (ii) diversification; (iii) risk tolerance; (iv) expected returns versus benefit plan’s interest rates; (v) compatibility between investments liquidity and pensions’ cash flows and (vi) reasonable costs. It also defines volume ranges for the different types of investment allowed for pension funds, which are: domestic fixed income, domestic equity, loans to pension fund’s members and real state. In the fixed income portfolio, only low credit risk securities are allowed. Derivative instruments are only permitted for hedge purposes. Loans are restricted to certain credit limits. Tactical allocation is decided by the Investment Committee, consisted of the Pension Fund’s Officers, Investment Manager and one member designated by the Board. Execution is performed by the Finance Department.

     The Company expects to contribute R$13,737 to its SISTEL administered plans in 2005.

     The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	TCSPrev	PBS-A	PAMA	PAMEC

2005	15,780	334,637	30,765	37
2006	17,500	345,708	33,706	42
2007	19,062	356,864	36,859	46
2008	21,037	367,904	40,278	50
2009	23,522	378,807	43,925	59
2010-2014	175,507	2,046,352	284,836	391

     The funded status of the pension and post retirement plans under Brazilian GAAP and U.S. GAAP differ. Benefit obligations differ because they have been prepared using different actuarial assumptions permitted under Brazilian and U.S. GAAP.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The net assets of the PBS-A plan differ under Brazilian GAAP and U.S. GAAP principally due to the accrual of income tax contingencies of the pension fund for U.S. GAAP purposes in the amount of R$303,256(R$364,644 in 2003), respectively. The contingency arises out of uncertainty as to the income tax status of Brazilian pension funds in general because the tax law is unclear as to whether these funds are exempt from tax on their investment gains. Under Brazilian GAAP, two methods of accounting for the income tax contingency are currently permitted. The tax is either deducted from plan assets for the purposes of determining the funded status of the plan or it is not deducted, but is disclosed in a note as being a contingency. Management of the pension fund has determined that the Brazilian GAAP financial statements of the fund be prepared on the basis that the legal arguments against assessment of the tax on the investment gains are sufficiently strong as to avoid the need for the potential liability to be recognized. However, for U.S. GAAP purposes, management of the Company believes that the assessment of this potential income tax liability is probable. Accordingly, in determining the funded status for U.S. GAAP purposes, the potential income tax liability (calculated in accordance with SFAS 109) has been deducted from the fair value of the plan assets.

ii. Plan administered by Fundação BrTPrev (FBrTPrev)

     On July 31, 2000, the Company acquired the controlling interest in CRT, and in December 2001, acquired the minority interest. At the acquisition dates, the liability for defined benefit plans of CRT were recorded under U.S. GAAP as part of the fair value.

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

     A summary of the liability as of December 31, 2003 and 2004 (Alternative, Founder and BrTPREV are presented consolidated) for the CRT employees’ benefit plans was as follows:

Funded status:	2003	2004

Accumulated benefit obligation:
Vested	891,269	973,323
Non-vested	83,739	83,071
Total	975,008	1,056,394

Projected benefit obligation	990,752	1,056,702
Allocated assets	486,348	555,256

Projected obligation in excess of assets	504,404	501,446
Unrecognized gains	280,978	246,967
Unrecognized prior service cost	(23,989)	(22,437)
Unrecognized net transition obligation	(343,392)	(324,315)

Accrued pension cost	418,001	401,661

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The net periodic pension cost for CRT for the year ended December 31, 2003 and 2004 (Alternative, Founder and BrTPREV are presented consolidated) was as follows:

	2003	2004

Service cost	6,502	377
Interest cost	154,784	160,304
Expected return on assets	(113,926)	(62,798)
Amortization of (gains) losses	22,450	(15,729)

Net periodic pension cost	69,810	82,154

     The changes in the accrued pension cost for the plans administered by FBRTPREV for the year ended December 31, 2003 and 2004 (Alternative, Founder and BrTPREV are presented consolidated) were as follows:

	2003	2004

Accrued pension cost at the beginning of the year	438,800	418,001
Net periodic cost for the year	69,810	82,154
Company contributions during the year	(90,609)	(98,494)

Accrued pension cost at the end of the year	418,001	401,661

     The actuarial assumptions used in 2003 and 2004 were follows:

	2003	2004

Discount rate for determining projected benefit obligations	6.00%	6.00%
Rate of increase in compensation levels	2.00%	2.00%
Expected long-term rate of return on plan assets	6.00%	6.00%

     The above are real rates and exclude inflation.

     The weighted-average asset allocation of the FBrTPrev administered plans at December 31, 2004 and 2003 were as follows:

	Asset Allocation

Asset Category	2003	2004

Equity securities	8.80%	7.29%
Debt securities	84.79%	87.22%
Real estate	5.52%	4.66%
Loans	0.89%	0.83%

Grand Total	100%	100%

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The Pension Funds’ investment strategy is described in the Investment Policy, which is approved annually by the Pension Fund’s Board. It states that the investment decisions should consider: (i) capital preservation; (ii) diversification; (iii) risk tolerance; (iv) expected returns versus benefit plan’s interest rates; (v) compatibility between investments liquidity and pensions’ cash flows and (vi) reasonable costs. It also defines volume ranges for the different types of investment allowed for pension funds, which are: domestic fixed income, domestic equity, loans to pension fund’s members and real state. In the fixed income portfolio, only low credit risk securities are allowed. Derivative instruments are only permitted for hedge purposes. Loans are restricted to certain credit limits. Tactical allocation is decided by the Investment Committee, consisted of the Pension Fund’s Officers, Investment Manager and one member designated by the Board. Execution is performed by the Finance Department.

     The Company expects to contribute R$112,335 to its FBrtPRev administered plans in 2005.

     The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

2005	96,829
2006	104,724
2007	113,571
2008	122,891
2009	133,171
2010-2014	872,660

b. Stock options

     On December 17, 2002, the Company granted 622,364 thousand stock options under Stock Option Program B (refer to Note 25.b for the conditions of the program). The per share weighted average fair value of stock options granted during 2002 on the date of grant using the Black-Scholes option-pricing model was R$4.09 with the following weighted average assumptions: expected dividend yield 5.1%, risk-free interest rate of 23% p.a. (which equals the SELIC interest rate), and an expected vesting term of 3 years.

     On December 19, 2003, the Company granted 308,033 thousand stock options under Stock Option Program B (refer to Note 25.b for the conditions of the program). The per share weighted average fair value of stock options granted during 2003 on the date of grant using the Black-Scholes option-pricing model was R$5.56 with the following weighted average assumptions: expected dividend yield 3.2%, risk-free interest rate of 8.6% p.a. (which equals the National Treasury Notes interest rate), and an expected vesting term of 3 years.

     On December 21, 2004, the Company granted 507,650 thousand stock options under Stock Option Program B (refer to Note 25.b for the conditions of the program). The per share weighted average fair value of stock options granted during 2004 on the date of grant using the Black-Scholes option-pricing model was R$2.76 with the following weighted average assumptions: expected dividend yield 3.1%, risk-free interest rate of 8.4% p.a. (which equals the National Treasury Notes interest rate), and an expected vesting term of 2 years.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

c. Segment Reporting

     Segment information is presented in respect of the Company’s and its subsidiaries business that was identified based on its management structure and on internal management reporting, according to SFAS 131 “Disclosures about Segments of an Enterprise and Related Information”, and are described as follows:

  Fixed telephony and data transmission: refers to the services rendered by BrT, MetroRED and Vant using the wire line network.
  Mobile telephony: refers to the services rendered by BrT Celular beginning on the last quarter of 2004.
  Internet: refers to the services rendered by BrTI, iBEST Group and iG Group in connection with the provision of internet services and related activities.

     Inter-segment pricing is determined on an arm’s length basis.

     The information presented is derived from the Brazilian Corporation Law financial statements, which is the primary basis for management decisions and assessments.

     Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

	2004
	Fixed telephony and data transmission	Mobile telephony	Internet	Holding companies	Eliminations	Consolidated
Gross operating revenue	12,699,485	102,299	310,519	-	(348,861)	12,763,442
Deductions	(3,634,095)	(23,317)	(41,174)	-	-	(3,698,586)
Net operating revenue	9,065,390	78,982	269,345	-	(348,861)	9,064,856
Cost of services rendered and goods sold	(5,689,884)	(147,409)	(199,278)	-	208,559	(5,828,012)
Gross profit	3,375,506	(68,427)	70,067	-	(140,302)	3,236,844

Operating expenses, net	(2,066,205)	(104,876)	(85,776)	(3)	140,302	(2,116,558)
Selling expenses	(1,102,190)	(90,137)	(48,054)	-	154,604	(1,085,777)
General and administrative	(932,441)	(14,296)	(18,671)	(3)	3,825	(961,586)
Management Remuneration	(7,214)	-	(784)	-	-	(7,998)
Other, net	(24,360)	(443)	(18,267)	-	(18,127)	(61,197)

Operating profit/(loss) before financial income/(expenses) and equity	1,309,301	(173,303)	(15,709)	(3)	-	1,120,286

Financial expenses/(income), net	999,512	6,510	(6,156)	-	24,148	1,024,014

Income and social contribution taxes/(benefit)	108,311	(60,713)	(3,927)	-	-	43,671

Net income/(loss) for the year	292,814	(119,100)	60,042	1,553	41,655	276,964
Accounts receivable	2,070,499	91,233	54,414	-	(104,567)	2,111,579
Inventories	7,804	166,229	-	-	-	174,033
Fixed assets, net	7,679,081	1,149,084	69,061	-	-	8,897,226
Expenditures for additions to long lived assets	1,187,907	1,175,691	13,672	-	-	2,377,269

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

	2003
	Fixed telephony and data transmission	Internet	Eliminations	Consolidated
Gross operating revenue	11,075,731	190,563	(188,913)	11,077,381
Deductions	(3,141,509)	(20,678)	-	(3,162,187)
Net operating revenue	7,934,222	169,885	(188,913)	7,915,194
Cost of services rendered and goods sold	(4,765,058)	(141,918)	53,603	(4,853,373)
Gross profit	3,169,164	27,967	(135,310)	3,061,821

Operating expenses, net	(1,949,132)	(16,404)	135,310	(1,830,226)
Selling expenses	(947,393)	(9,534)	136,990	(819,937)
General and administrative	(780,966)	(8,682)	1,406	(788,242)
Management Remuneration	(6,748)	(346)	-	(7,094)
Other, net	(214,025)	2,158	(3,086)	(214,953)

Operating profit/(loss) before financial income/(expenses) and equity	1,220,032	11,563	-	1,231,595

Financial expenses / (income), net	1,091,671	(5,881)	5,212	1,091,002

Income and social contribution taxes / (benefit)	(65,946)	7,929		(58,017)

Net income/(loss) for the year	(42,339)	6,352	10,690	(25,297)

	2003
	Fixed telephony and data transmission	Mobile telephony	Internet	Eliminations	Consolidated
Accounts receivable	1,859,325	-	33,023	(32,635)	1,859,713
Inventories	8,042	-	-	-	8,042
Fixed assets, net	8,760,392	280,999	4,564	-	9,045,955
Expenditures for additions to long lived assets	1,295,915	109,113	1,290	-	1,406,318

d. New accounting pronouncements

     In May 2003 FASB Statement 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, was issued. This Statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. The Statement also includes required disclosures for financial instruments within its scope. For the Company, the Statement was effective for instruments entered into or modified after May 31, 2003 and otherwise was effective as of January 1, 2004, except for mandatorily redeemable financial instruments. For certain mandatorily redeemable financial instruments, the Statement will be effective for the Company on January 1, 2005. The effective date has been deferred indefinitely for certain types of mandatorily redeemable financial instruments. The Company currently does not have any financial instruments that are within the scope of this Statement.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     In December 2003, FASB Statement 132 (revised), Employers’ Disclosures about Pensions and Other Postretirement Benefits, was issued. Statement 132 (revised) prescribes employers’ disclosures about pension plans and other postretirement benefit plans; it does not change the measurement or recognition of those plans. The Statement retains and revises the disclosure requirements contained in the original Statement 132. It also requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The new annual disclosure requirements became effective for the Company as of the year ended December 31, 2004. Disclosures required by this standard are included in the notes to these consolidated financial statements.

     In December 2003, the FASB issued Interpretation 46 (revised December 2003), Consolidation of Variable Interest Entities, which addresses how business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate this entity. FIN 46R replaces FASB Interpretation 46, Consolidation of Variable Interest Entities, which was issued in January 2003. The Company was required to apply FIN 46R to variable interests in VIEs created after December 31, 2003. For variable interests in VIEs created before January 1, 2004, the Interpretation will be applied beginning on January 1, 2005. For any VIEs that must be consolidated under FIN 46R that were created before January 1, 2004, the assets, liabilities and noncontrolling interests of the VIEs initially would be measured at their carrying amounts with any difference between the net amount added to the balance sheet and any previously recognized interest being recognized as the cumulative effect of an accounting change. If determining the carrying amounts is not practicable, fair value at the date FIN 46R first applies may be used to measure assets, liabilities and noncontrolling interests of the VIE. The adoption of FIN 46R did not have a material effect on the Company’s financial statements.

     In December 2004, the FASB issued FASB Statement 123 (revised 2004), Share-Based Payment, which addresses the accounting for transactions in which an entity exchanges its equity instruments for goods or services, with a primary focus on transactions in which an entity obtains employee services in share-based payment transactions. This Statement is a revision to Statement 123 and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. Management of the Company does not expect any significant impact on the Company’s financial statements by applying this pronouncement.

     In December 2004, the FASB issued FASB Statement 151, Inventory Costs, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under this Statement, such items will be recognized as current-period charges. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for the Company for inventory costs incurred on or after January 1, 2006. Management of the Company does not expect any significant impact on the Company’s financial statements by applying this pronouncement.

     In December 2004, the FASB issued FASB Statement 153, Exchanges of Nonmonetary Assets, which eliminates an exception in APB 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This Statement will be effective for the Company for nonmonetary asset exchanges occurring on or after January 1, 2006. Management of the Company does not expect any significant impact on the Company’s financial statements by applying this pronouncement.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     In March 2005, the FASB issued FASB Interpretation 47, “Accounting for Conditional Asset Retirement Obligations”, which clarifies the term conditional asset retirement obligation as used in SFAS 143, “Accounting for Asset Retirement Obligations”, as a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the Company. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The Company adopted SFAS 143 effective January 1, 2003, and currently does not expect that the adoption of the Interpretation 47 will have a material impact on the Company’s results of operation or financial position.

     In May 2005, the FASB issued FASB Statement 154, “Accounting Changes and Error Corrections”, which replaces APB Opinion 20, “Accounting Changes”, and FASB Statement 3, “Reporting Accounting Changes in Interim Financial Statements”, and changes the requirements for the accounting for and reporting of a change in accounting principle. This Statement shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.