Form 20-F
period 2006-12-31
BRASIL TELECOM SA
filed 2007-05-09
CIK 1160846

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
________________________

FORM 20-F
________________________

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
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

At December 31, 2006 there were outstanding:
249,597,049,542 Common Shares, without par value
297,675,140,857 Preferred Shares, without par value

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

Indicate by check mark which financial statement item the Registrant has elected to follow.

Item 17      Item 18

Page

PRESENTATION OF FINANCIAL INFORMATION	4
FORWARD-LOOKING INFORMATION CONTAINED IN THIS ANNUAL REPORT	5

PART I

INDEX OF DEFINED TERMS	176
TECHNICAL GLOSSARY	178

SIGNATURES
EXHIBIT 8.1 SUBSIDIARIES OF BRASIL TELECOM S.A.
CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
CERTIFICATION PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002
CERTIFICATION PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002
INDEX TO EXHIBITS

PRESENTATION OF FINANCIAL INFORMATION

     In this Annual Report, Brasil Telecom S.A., a corporation organized under the laws of the Federative Republic of Brazil and its subsidiaries are referred to collectively as “Brasil Telecom,” “our company,” “we,” “us” or the “Registrant.” References to our company's businesses and operations are references to the businesses and operations of our company on a consolidated basis for the years 2004, 2005 and 2006.

     References to (i) the “real,” “reais” or “R$” are to Brazilian reais (plural) and the Brazilian real (singular) and (ii) “dollars” or “US$” are to United States dollars. All amounts in Brazilian currencies that existed prior to the adoption of the real as the Brazilian currency on July 1, 1994 have been restated in reais. On March 30, 2007, the Commercial Market selling rate (as defined in Item 3 “Key Information—Selected Financial Data—Exchange Rates”) was R$2.0504 to US$1.00 as published by the Brazilian Central Bank. The exchange rate information in this Annual Report should not be construed as a representation that any such amounts have been, would have been or could be converted at this or any other exchange rate.

     Our audited consolidated financial statements were prepared in conformity with generally accepted accounting principles in Brazil (“Brazilian GAAP”) which are similar to the Brazilian Corporate Law (Law 6.404/76, as amended by Law 10.303/01), except for the effects of the recognition of inflationary effects from January 1, 1996 to December 31, 2000, and are consistent with the rules and regulations of the Brazilian Securities and Exchange Commission (CVM — Comissão de Valores Mobiliários), and the accounting standards issued by the Brazilian Institute of Independent Auditors (Instituto dos Auditores Independentes do Brasil or “IBRACON”). Investors should note that financial statements prepared in accordance with Brazilian GAAP differ from financial statements prepared in accordance with Brazilian Corporate Law in the methodology used for the recognition of inflation, among other things. Since all assets impacted by the recognition of inflationary effects from January 1, 1996 to December 31, 2000 were fully depreciated at December 31, 2004, this difference ceased to exist subsequent to December 31, 2004. See Notes 2a and 2b to our audited consolidated financial statements for (i) a summary of the principal differences between Brazilian GAAP and Brazilian Corporate Law as they relate to us and (ii) a reconciliation from Brazilian Corporate Law to Brazilian GAAP of shareholders' equity as of December 31, 2004 and net income for the year ended December 31, 2004. Brazilian GAAP when applied to us differs in certain important respects from generally accepted accounting principles in the United States (“US GAAP”). See Note 35 to our audited consolidated financial statements for (i) a summary of the principal differences between Brazilian GAAP and US GAAP as they relate to us and (ii) a reconciliation to US GAAP of shareholders' equity as of December 31, 2005 and 2006 and net income (loss) for each of the years ended December 31, 2004, 2005 and 2006. These audited consolidated financial statements are referred to herein as the “Financial Statements.”

     Our audited annual consolidated financial statements as of December 31, 2004 and 2005, and for each of the two years ended December 31, 2004 and 2005 prepared in accordance with Brazilian GAAP with reconciliation of shareholders' equity and net income (loss) to US GAAP, included in this Annual Report, have been audited by KPMG Auditores Independentes, in accordance with the standards of the Public Company Accounting Oversight Board as stated in their report appearing in this Annual Report on Form 20-F (“Annual Report”).

     Our audited annual consolidated financial statements as of December 31, 2006, and for the year ended December 31, 2006 prepared in accordance with Brazilian GAAP with reconciliation of shareholders' equity and net income (loss) to US GAAP, included in this Annual Report, have been audited by Deloitte Touche Tohmatsu Auditores Independentes, in accordance with the standards of the Public Company Accounting Oversight Board as stated in their report appearing in this Annual Report.

     The “Index of Defined Terms” that begins on page 177 lists the page where each defined term is defined within this document. Technical terms are defined in the Technical Glossary on page 179.

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
  acquisitions by us of other companies; and
  other factors discussed under “Item 3. Key Information —Risk Factors.”

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

     Information included in this Annual Report concerning Brazil, Telecom Italia International N.V. (“TII”), Techold Participações S.A. (“Techold”) and Timepart Participações Ltda. (“Timepart”) and other direct and indirect shareholders has been included herein based on public filings or other sources we assume to be correct but we have not independently verified such information.

PART I

ITEM 3. KEY INFORMATION

Selected Financial Data

Background

     The selected financial information presented herein should be read in conjunction with our Financial Statements and notes, which appear elsewhere in this Annual Report. Our selected financial information is presented on a consolidated basis for all years presented.

     In the selected financial information, amounts are presented in Brazilian reais, except where noted, and all amounts are in thousands, except number of shares and per share amounts.

     The following paragraphs discuss some important features of the presentation of the selected financial information and our Financial Statements. These features should be considered when evaluating the selected financial information and our Financial Statements and Notes.

Brazilian GAAP and US GAAP

     The consolidated financial statements have been prepared in accordance with Brazilian GAAP, which differs in certain significant respects from US GAAP.

     See Note 35 to our Financial Statements for (i) a summary of the principal differences between Brazilian GAAP and US GAAP as they relate to us, and (ii) a reconciliation to US GAAP of shareholders' equity as of December 31, 2005 and 2006 and net income (loss) for each of the years ended December 31, 2004, 2005 and 2006.

Difference from Financial Statements Published in Brazil

     Our statutory financial statements prepared in accordance with the Brazilian Corporate Law (the “Statutory Financial Statements”) are the basis for dividend and tax determinations. See Notes 2a and 2b to our Financial Statements for (i) a summary of the principal differences between Brazilian GAAP and Brazilian Corporate Law as they relate to us and (ii) a reconciliation from Brazilian Corporate Law to Brazilian GAAP of shareholders' equity as of December 31, 2004 and net income (loss) for the year ended December 31, 2004. Our Statutory Financial Statements also differ from our Financial Statements in respect of certain reclassifications, and presentation of comparative information.

Selected Financial Information

Income Statement Data:	2002	2003	2004	2005	2006

Brazilian GAAP:
Net operating revenue	7,071,368	7,915,194	9,064,855	10,138,684	10,296,659
Cost of services	(5,180,182)	(5,472,465)	(6,158,836)	(6,525,898)	(6,466,463)

Gross profit	1,891,186	2,442,729	2,906,019	3,612,786	3,830,196
Operating expenses:
Selling expenses	(776,573)	(821,753)	(1,105,628)	(1,656,242)	(1,470,642)
General and administrative expenses	(672,928)	(847,730)	(1,017,502)	(1,264,741)	(1,314,119)
Other net operating income (expenses)	118,496	(214,953)	(61,198)	(626,306)	(262,134)

Operating income before net financial
expenses	560,181	558,293	721,691	65,497	783,301
Net financial expenses	(618,899)	(844,802)	(579,514)	(596,239)	(289,662)

Operating income (loss)	(58,718)	(286,509)	142,177	(530,742)	493,639
Net non-operating income (expenses)	(64,497)	(541,691)	(112,073)	(149,024)	30,865
Income (loss) before taxes and minority
interests	(123,215)	(828,200)	30,104	(679,766)	524,504

Income and social contribution tax
benefits	111,596	320,751	75,012	389,066	(95,035)

Income (loss) before minority interests	(11,619)	(507,449)	105,116	(290,700)	429,469
Minority interests	-	14	(6,276)	(12,971)	2,922

Net income (loss)	(11,619)	(507,435)	98,840	(303,671)	432,391

Number of Common Shares (millions)(1)	243,564	249,597	249,597	249,597	249,597
Number of Preferred Shares
millions)(1)	292,020,330	289,850,319	292,011,413	292,021,849	297,675,141
Net income (loss) per thousand Common
Shares (reais) (1)	(0.05)	(2.03)	0.40	(1.22)	1.73
Dividends per thousand Common Shares
(reais)(1)	0.51	0.39	0.70	0.98	0.65
Dividends per thousand Common Shares
(dollars)(1)(2)	0.15	0.13	0.26	0.42	0.31
Dividends per thousand Preferred Shares
(reais)(1)	0.51	0.39	0.70	0.98	0.65
Dividends per thousand Preferred Shares
(dollars)(1)(2)	0.15	0.13	0.26	0.42	0.31

(1)	See Note 3t to our Financial Statements. Outstanding shares at the balance sheet date.
(2)
Dividends per thousand shares were converted into dollars at the Commercial Market selling rate, of R$3.5333 per dollar on December 31, 2002, of R$2.8892 per dollar on December 31, 2003, of R$2.6544 per dollar on December 31, 2004, R$2.3407 per dollar on December 31, 2005, and of R$2.1380 per dollar on December 31, 2006, respectively.

Selected Financial Information (continued)

Income Statement Data (continued)	2002	2003	2004	2005	2006

US GAAP:
Net income (loss)	317,280	(287,739)	284,907	168,790	687,299
Net income (loss) per thousand shares (reais) (1):
Common Shares–Basic	0.59	(0.54)	0.53	0.31	1.26
Common Shares–Diluted	0.59	(0.54)	0.53	0.31	1.26
Preferred Shares–Basic	0.59	(0.54)	0.53	0.31	1.26
Preferred Shares–Diluted	0.59	(0.54)	0.53	0.31	1.26

(1)
In accordance with Statement of Financial Accounting Standards No. 128, “Earnings Per Share,” or SFAS 128, basic and diluted earnings per share have been calculated, for US GAAP purposes, using the “two class method.” See Note 35.e to our Consolidated Financial Statements.

	At December 31
	2002	2003	2004	2005	2006

		(Thousands of reais)
Balance Sheet Data:
Brazilian GAAP:
Cash and cash equivalents	1,422,899	1,465,765	2,397,810	1,730,083	2,541,608
Short term investments	-	-	-	-	89,424
Intangibles(1)	647,431	812,021	1,138,970	1,219,986	1,163,392
Property, plant and equipment, net	9,782,902	8,538,472	8,299,604	7,592,574	6,535,225
Deferred Charges	446,870	340,605	387,711	194,444	138,468

Total assets	16,432,198	15,622,803	17,402,504	16,107,453	15,997,784

Loans and financing current
portion	702,614	1,966,686	1,079,284	1,431,939	993,188
Swaps related to loans and
financing – current portion	(19,338)	23,588	23,849	57,445	116,376
Loans and financing – non-current
portion	4,398,531	2,614,447	4,076,046	3,127,187	3,961,397
Swaps related to loans and
financing – non-current portion	-	31,116	102,319	291,654	304,229

Total liabilities (including funds for
capitalization and minority
interests)	8,808,408	8,781,841	10,921,141	10,610,846	10,469,483

Shareholders' equity	7,623,790	6,840,962	6,481,363	5,496,607	5,528,301

US GAAP:
Cash and cash equivalents	1,005,059	605,108	491,686	355,868	401,543
Short term investments	417,840	860,657	1,906,124	1,374,215	2,229,489
Intangibles(2)	1,352,120	1,537,664	2,021,469	1,990,419	1,971,140
Property, plant and equipment, net	12,004,568	10,087,601	9,819,160	9,104,552	8,103,302

Total assets	19,371,265	17,786,575	19,393,944	18,059,313	18,131,914

Loans and financing – current
portion	509,504	1,755,410	830,680	1,148,361	794,739
Swaps related to loans and
financing – current portion	(28,838)	3,518	16,806	54,068	115,326
Loans and financing – non-current
portion	4,252,220	2,424,781	3,888,052	2,962,968	3,917,350
Swaps related to loans and
financing – non-current portion	-	4,641	72,099	274,513	301,483

Total liabilities (including funds for
capitalization and minority
interests)	11,559,241	10,530,135	12,321,824	11,501,127	11,077,331

Shareholders' equity	7,812,024	7,256,440	7,072,120	6,558,186	7,054,583

(1)	Includes the goodwill from our acquisition of a controlling stake in Companhia Riograndense de Telecomunicações (“CRT”), which was calculated based on book value.
(2)
Intangibles under US GAAP include the goodwill from our merger with Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre and CTMR and our merger with CRT at December 31, 2002, 2003, 2004, 2005 and 2006, and amounts relating to our personal communication system (“PCS”) licenses at December 31, 2003, 2004, 2005 and 2006. See Note 35.o to our Consolidated Financial Statements.

Cash Flows	2004	2005	2006

BRGAAP
Operating activities	3,471,730	2,460,809	2,525,697
Increase (reduction) in cash and cash
equivalents	932,045	(667,727)	811,525

USGAAP[1]
Operating activities	2,426,262	2,992,719	1,759,847
Increase (reduction) in cash and cash	(113,423)	(135,817)	45,675

(1)

As described in Note 35.u, under US GAAP, cash equivalents are defined as short-term, highly liquid investments, which are both readily convertible to known amounts of cash and original maturities of 90 days or less. The Company holds certain highly liquid, low risk financial investments, comprised principally of high quality government debt, which are classified as cash equivalents under BR GAAP. Although the investments have high level of liquidity and present insignificant risks of changes in value, under US GAAP, since these investments have original maturities of over 90 days, such investments do not qualify as cash equivalents . This change in definition had no impact on either shareholders' equity or net income for the periods presented.

Exchange Rates

     Until March 14, 2005, there were two principal foreign exchange markets in Brazil: the commercial rate exchange market (the “Commercial Market”) and the floating rate exchange market (the “Floating Market”). Most foreign trade and financial foreign currency exchange transactions were carried out on the Commercial Market. Purchases of foreign exchange in the Commercial Market could be carried out only through a financial institution authorized to buy and sell currency in that market. The Floating Market rate generally applies to specific transactions for which the approval of the Brazilian Central Bank (or the “Central Bank”) was not required.

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

     Under the Real Plan (“Real Plan”), adopted on July 1, 1994, the real was introduced as the official unit of Brazilian currency, with each real having an exchange rate of R$l.00 to US$1.00. The issuance of reais was initially subject to quantitative limits backed by a corresponding amount of dollars in reserves, but the government subsequently expanded those quantitative limits and allowed the real to float, with parity between the real/dollar (R$l.00 to US$1.00) as a ceiling.

     Since January 15, 1999, the real has been allowed to float freely. In 2000, the real devalued by 9.3% against the dollar to R$1.9554. Further deterioration in the political and economic environment in 2001, in addition to the Brazilian energy crisis, resulted in the real devaluing by 18.7% against the dollar in that year. In 2002, as a reaction to political and economic uncertainties, the global economic downturn, the crisis in Argentina and the Brazilian presidential elections, the dollar appreciated by 52.3% against the real to R$3.5333 per US$1.00 at December 31, 2002. The real recovered in 2003, appreciating by 18.2% to R$2.8892 per US$1.00, at December 31, 2003. In 2004, the real appreciated by 8.1% against the dollar, quoted at R$2.6544 per US$1.00 on December 31, 2004. In 2005, the real appreciated by 13.4% against the dollar, quoted at R$2.3407 per US$1.00 on December 31, 2005. In 2006, the real appreciated by 9.5% against the dollar, quoted at R$2.1380 per US$1.00 on December 31,

2006. We cannot guarantee that the real will not substantially devalue again in the future. See “—Risk Factors—Risks Relating to Brazil.”

Selling Rate for Dollars

     As of March 30, 2007, the selling rate published by the Brazilian Central Bank was R$2.0504 per US$1.00. The following table sets forth the reported high and low selling rates for dollars for the months indicated.

	High	Low

October 2006	2.1676	2.1331
November 2006	2.1870	2.1353
December 2006	2.1693	2.1380
January 2007	2.1556	2.1247
February 2007	2.1182	2.0766
March 2007	2.1388	2.0504
Source: Brazilian Central Bank

     The following table sets forth the reported high and low, average and period-end selling rates for dollars for the annual periods indicated. The average selling rates represent the average of the month-end commercial market selling rates (R$/US$) during the relevant period.

For the Year Ended December 31,	High	Low	Average	Period End

2002	3.955	2.271	2.915	3.533
2003	3.662	2.822	3.060	2.889
2004	3.205	2.654	2.926	2.654
2005	2.762	2.163	2.434	2.340
2006	2.3711	2.0586	2.1771	2.1380
Source: Brazilian Central Bank

     Brazilian law provides that whenever there is a serious imbalance in Brazil's balance of payments or reliable information to foresee such an imbalance temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot guarantee that these restrictive measures will not be taken by the Brazilian government in the future. See “—Risk Factors—Risks Related to Operations In Brazil.”

RISK FACTORS

     The following are risk factors that relate materially to our company and to an investment in our Preferred Shares or American Depositary Shares (“ADSs”). Our business, results of operations or financial condition could be harmed if any of these risks materialize and, as a result, the trading price of our Preferred Shares or ADSs could decline and a holder of those securities could lose a substantial portion or all of his investment.

Risks Related to Our Business

Regulatory developments could affect our services, including placing restrictions on the rates we charge for our services, which could adversely impact our business.

     Our main activities, wireline phone services, as well as the main activities of our competitors, are subject to regulation and inspection by the Agência Nacional de Telecomunicações (“Anatel”). The regulations enacted by Anatel and applicable to our activities include provisions regarding charges, fees, universalization, quality of services, consumer’s rights, net expansion, licenses, competition, changes in our corporate control (including participation by foreign investors), interconnection and other operational issues related to the functioning of our telecommunications net.

     Any changes in the laws, regulations or governmental policies applicable to the telecommunications sector or in the interpretation of such laws and regulations may have material adverse effects on our financial condition and results of operations.

     Although there are some indications expressed by Anatel and by the Ministry of Communications at the end of each year, it is not possible to predict which policies for the telecommunications sector will be adopted by the government in the future or the consequences of such policies to our business and the business of our competitors.

     The new concession contracts contain sections regarding the new General Plan for Quality Targets (Plano Geral de Metas de Qualidade; the “PGMQ”) and the new General Plan for Universalization Targets (Plano Geral de Metas de Universalização; the “PGMU”) related to (i) new targets for the universalization of services; (ii) change in the criteria for the charging of local calls, substituting pulses for minutes in the calculation of charges, that what shall be in effect until July 2007; (iii) new parameters for the adjustment of rates (the Telecommunications Industry Index (“IST”) became the official index to measure the sector inflation and adjust rates, although private-regime companies that compete with us do not require Anatel’s approval when setting their rates and may unilaterally determine the prices they charge for their services) and interconnection rates; and (iv) portability of fixed line telephone numbers. There is a risk that Anatel may change the values of network usage (“VUM”) as agreed to by BrT and BrT GSM.

     Anatel, has already provided an agenda for 2007, highlighting some topics that will develop this year, including a Plan for Competition Target (Plano Geral de Metas de Competição), a review of the general mobile regulations, the Plan for Authorization Targets (Plano Geral de Metas de Autorização) (for mobile telecommunications) and the regulation of multimedia services.

     These changes, some of them yet to be implemented, may affect the financial balance of our concession contract and adversely affect our business and financial conditions. We are still discussing certain terms of the new concession contract with Anatel, which we renewed in December 2005, to reconcile the fact that such terms do not contemplate investments made by us to reach the previous targets determined by our old concession contract, the fact that we are to bear the costs associated with the new universalization targets and the fact that the IST may not accurately reflect inflation in a given period, or the variation of the IGP-DI, the inflation index used before the IST. We cannot assure you that we will be able to successfully challenge such provisions. Since the IST was greater than actual inflation in 2006, 3.22% to 3.14%, respectively, the loss in comparison to the IGP-DI, the previously used index which would have amounted to 3.74%, must be considered.

Our Concession Contracts could be terminated under several scenarios, each of which would adversely affect our financial condition.

     According to the General Telecommunications Law, as well as according to the concession contracts, the concessions are revocable in the following situations:

  non-renewal upon the expiration of the concessions;
  an extraordinary situation in which the public interest is in jeopardy, during which time Brazilian government may operate our company. In such cases, the Brazilian government must legislatively authorized to terminate the concession and our company must be indemnified;
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

(d)
an extraordinary situation where Brazilian government intervention, although legally possible, is not undertaken since such intervention would prove to be inconvenient, unnecessary or would result in unfair benefits for us; or

(e)	our failure to comply with the universalization targets.

  The benefits we obtain from the concession contracts are a primary component of our financial performance. The loss of any or all of those contracts would materially affect our ability to continue operations.

A proposed bill of law terminating monthly subscription fees may adversely affect our business and financial condition.

     On May 12, 2004, the Consumer Defense Committee of the House of Representatives approved a bill of law proposing the termination of the monthly subscription fees charged for fixed-line services by Brazilian telephone concessionaires, including our company. The bill is still under consideration before the House of Representatives, where a special committee was created on June 3, 2005, to discuss and to make a report regarding the bill. To date, there have been no further developments. The bill will be subject to the approval of the House of Representatives, the Senate and the President. In 2006 our revenue of monthly subscription fees charged for fixed-line was R$3.5 billion. Should this bill be approved, it may have an impact on our current rate structure and, as a result, our operations and competitive position could be adversely affected.

The procedure to establish the rules for the portability of fixed-line telephone numbers was initiated in 2006 and, when finally implemented, could result in a significant loss of our fixed-line customers.

     At the end of the year 2006, the procedure to establish the rules for the portability of fixed-line and mobile telephone numbers was initiated. Portability allows customers to change from one telecommunications services concessionary/authorized company to another without having to change their fixed-line or mobile telephone numbers (access code). The forecasted date for the complete implementation of the regulations and procedures is 2009. According to Anatel’s expectations, it will be possible for customers to change their operators in the same area code as well as their addresses in the same area code without changing their telephone numbers. Anatel’s objective in introducing the telephone number portability is to increase the competition among the operators.

     Two important components of the portability plan that may adversely affect our business are: (i) the customers do not need to contact us to change to another operator, so we will only be notified of the change without any opportunity to influence the customers’ decisions; and (ii) the costs of portability will be paid for by the operators, not by the customers.

     Portability was recently approved by Anatel pursuant to a specific regulation in this regard (Resolution 460). According to this regulation, portability shall be totally implemented by the first quarter of 2009.

We are subject to financial covenants and other contractual provisions under our existing indebtedness. Failure to comply with these provisions could adversely affect our business and financial condition.

     The agreements that govern our debt, including our credit facilities with National Bank for Social and Economic Development (Banco Nacional de Desenvolvimento Econômico e Social – “BNDES”), contain a number of significant covenants, the failure to comply with which could adversely impact our business. In particular, the terms of these agreements restrict our ability, and the ability of our subsidiaries, to incur additional debt, make capital expenditures, grant liens, pledge assets, sell or dispose of assets and make certain acquisitions, mergers and consolidations. Furthermore, in accordance with a number of our debt agreements, including our credit facilities with BNDES, we are required to comply with these covenants and maintain certain specified financial ratios in order to maintain the current maturity dates for these debt agreements. As a general rule, the occurrence of an event of default under an agreement may trigger the acceleration of other agreements representing our indebtedness.

     On January 5, 2006, we announced that we intended to book provisions in our financial statements for the year ended December 31, 2005, in the amount of R$622 million (see description in ITEM 10. Additional Information – BNDES Loan Agreement). Such provisions, if booked, could affect our results and, accordingly, jeopardize the compliance in the fiscal year ended on December 31, 2005 until and including the third quarter of 2006 of financial covenants set forth in certain debt agreements, including the credit facilities with BNDES, and the Escritura de Emissão, relating to the Debentures of the 4th issuance, being the 3rd public, the loan agreements entered into with Japan Bank of International Cooperation (“JBIC”) and with Sumitomo – Mitsui Banking Corporation.

     Therefore, prior to making the decision to book the provisions, we initiated negotiations with our creditors to temporarily adjust the affected financial covenants, in particular the ratio between EBITDA under Brazilian GAAP and the financial expenses and EBITDA Margin.

     On January 6, 2006, we entered into negotiations with BNDES and the financial institutions acting as its agents under the credit facilities. According to the provisions of our agreements with BNDES, in the event of a failure by us to comply with certain semiannual financial covenants, BNDES may request the retention of funds in a blocked account. If, after the creation of such blocked account, we fail to comply with the financial covenants in the following semester, BNDES together with the financial institutions may, at its own discretion, declare the acceleration of the outstanding debt. On February 3, 2006, we successfully obtained a waiver from BNDES in order to avoid the acceleration of the agreements in view of a potential failure to comply with the financial covenants in the first semester of 2006.

     As a result of the booking of provisions in our financial statements, we failed to comply with certain financial covenants established in our agreements with BNDES for Brasil Telecom Participações S.A. Consequently, BNDES, together with the pool of financial institutions, ran a retention of R$192.2 million of our cash investments during 2006, without penalties concerning interest or fees, which would be valid until the agreed covenants were restored.

     On December 8, 2006, we entered into contractual amendments with BNDES and the pool of financial institutions, which altered the structure of financial covenants that must be fulfilled by us. Therefore, funds temporarily retained as guarantee were totally released since we complied with the current financial covenants.

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

     On February 17, 2006, we signed the First Amendment to the Loan Agreement entered into with JBIC, dated March 18, 2004, and the First Amendment to the Loan Agreement entered into with Sumitomo Mitsui Banking Corporation, dated March 24, 2004. These amendments adjusted the financial covenants in each respective loan agreement relating to EBITDA and the financial expenses from equal or higher than 2.25, to equal or higher than 1.5, as of the fourth quarter until and including the third quarter of 2006. For the fourth quarter of 2005 we achieved a Consolidated EBITDA to Consolidated Financial Expenses ratio of 2.17.

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

     We are controlled by Brasil Telecom Participações S.A. (the “Parent”), which is in turn controlled by Solpart Participações S.A. (“Solpart”), whose stockholders are Timepart, Techold and Brasilco S.r.L., a wholly owned subsidiary of TII (“Brasilco”). As the controlling shareholder of Brasil Telecom Participações S.A., Solpart has the power to modify our business plan, modify our dividend plan and sell our material assets. As of the date of this annual report, control of Solpart, as well as certain actions taken by Solpart’s shareholders and their affiliates are the subject of a number of judicial and arbitration proceedings.

     On March 9, 2005, International Equity Investments, Inc. as the sole shareholder of CVC/Opportunity Equity Partners LP (since renamed Citigroup Venture Capital International Brazil, LP) (“CVC LP”) – which holds a direct stake in Brasil Telecom Participações S.A. and a substantial indirect stake in Zain Participações S.A. (“Zain”), a company that indirectly owns a majority of the voting interests in Solpart, and therefore indirectly owns a majority of the voting shares of Brasil Telecom Participações S.A. and our company, publicly announced the ouster of CVC/Opportunity Equity Partners, Ltd (“CVC Ltd”), currently named Opportunity Equity Partners, Ltd., (“Opportunity Ltd.”) from the management of CVC LP. Opportunity Ltd. was replaced by a new company incorporated abroad, Citigroup Venture Capital International Brazil LLC (“CVC International Brazil”).

     On March 9, 2005, CVC LP, in compliance with CVM/SEP/GEA-2 Written Notice 225/05 and the terms of CVM Instruction 358, announced that International Equity Investments, Inc. and CVC International Brazil had entered into certain agreements with Investidores Institucionais Fundo de Investimento em Ações (“Investidores Institucionais FIA”), Caixa de Previdência dos Funcionários do Banco do Brasil – Previ (“Previ”), Fundação dos Economiários Federais – Funcef (“Funcef”) and Fundação Petrobrás de Seguridade Social – Petros (“Petros”), including a voting agreement with respect to their shares of Zain (collectively, the “Agreements”).

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

     At an Extraordinary General Shareholders’ Meeting held on September 30, 2005, our shareholders removed and replaced the prior members of our Board of Directors (except for Mr. Antonio Cardoso dos Santos, who was elected by the holders of our Preferred Stock and remains a director). Also on September 30, 2005, our newly constituted Board of Directors replaced all of the senior officers with a new management team, including Mr. Ricardo Knoepfelmacher, as Chief Executive Officer, Paulo Narcélio Simões Amaral, as Chief Financial Officer and Investor Relations Officer, Luiz Francisco Tenório Perrone as Human Resources Officer, and Francisco Aurelio Sampaio Santiago as Network Officer. Subsequently, at an Extraordinary General Shareholders’ Meetings held on November 17, 2005 and January 12, 2006, our shareholders removed and replaced the members of our fiscal council (which functions as our audit committee for purposes of SEC and NYSE rules and regulations).

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

     In observance of their fiduciary duties, under the terms of the applicable legislation, the current management of Brasil Telecom Participações S.A. and the current management of Brasil Telecom S.A. have performed and continue to perform internal investigations of the businesses and operations conducted by the former managers appointed by Opportunity, Ltd. In the course of such investigations, the current managers identified management acts indicating abuse of controlling power, breach of fiduciary duties, and conflict of interest, as well as various violations of Brazilian law and our Bylaws.

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

The issues arising out of overlapping of licenses with Telecom Italia Mobile and its affiliates resulted in disputes which may divert management’s attention and increase our legal expenses, and may also result in sanctions by Anatel.

     When we received the certification of achievement of universalization targets for 2003, established by Anatel, we were already providing fixed-line telephone services (“PSTN”) at domestic local and long distance modalities (“DLD”) intra-regional in Region II of the General Concession Plan (“PGO”).

     After the achievement of such targets, Anatel, in January 2004, issued authorizations enlarging our potential areas of operations: PSTN local and LDN (Longa Distância Nacional – Domestic Long Distance) in Regions I and III of PGO (and in a few sectors of Region II); International Long Distance Call (“ILD”) in Regions I, II and III of PGO; mobile telephone, by means of our subsidiary BrT Celular, in Region II of Personal Mobile Service (“SMP”). Our existing concession agreements were also expanded, allowing LDN calls to any Brazilian territory. If TII acquires an indirect controlling interest in our Parent, TII and TIM (Telecom Italia Mobile) could be viewed as affiliated companies under the Brazilian telecommunications law. As a result, our ability to render domestic (NLD) and international (ILD) fixed-line telephone services, as well as mobile telephone services, in the same regions as TIM, would be at risk of partial restriction or revocation by Anatel.

     On January 16, 2004, Anatel issued Act 41,780, establishing a period of 18 months during which TII could reacquire an indirect controlling interest in our company, as long as TII neither participated nor voted on any issues related to the overlapping services offered by us and TIM, including domestic and international long distance calls and mobile telephone services. On June 30, 2004, the Administrative Council for Economic Defense – CADE, in the records of Writ of Prevention 08700,000018/2004-68, set forth restrictions on the exercise of control rights by TII and its representatives over the Boards of Directors of Solpart, our Parent and our company.

     On July 7, 2005, Anatel declared, by means of Act 51,450, that the counting of an 18 month term to solve the overlapping of licenses would start on the date of the effective return of TII to our control group. On July 26, 2005, Anatel, by means of Order 576/2005, declared that the counting of term would start on April 28, 2005. Therefore, according to Anatel, the interested companies were required to adopt measures necessary to eliminate the overlapping of licenses by the end of the 18 month term, October 2006, under the penalty of legal sanctions.

     Depending on the final decision of Anatel, the threatened sanctions could have a material adverse effect on the business and operations of us and our subsidiary, BrT Celular.

     On October 18, 2006, Anatel communicated its preliminary consent to the operation presented by Telecom Itália Internacional (TII) with purpose of resolving the overlapping of licenses of Personal Mobile Service (SMP) in Region II of the General Authorization Plan (PGA), and of the domestic (NDL) and international (ILD) fixed-line telephone Service (STFC) in Regions I, II and III of the PGA.

     Anatel maintained the prohibitions in connection with the exercise of voting rights and veto rights in the deliberations related to the services of STFC (NDL and ILD) and SMP. The operation consists in the transfer to Brasilco S.r.l. (TII whole-owned subsidiary, with headquarters in Italy) of the totality of the voting shares held by the TII in the capital stock of Solpart Participações S.A. (corresponding to 38%), controller of Brasil Telecom Participações S.A., Brasil Telecom S.A. and the 14 Brasil Telecom Celular S.A. The participation of TII in Brasilco S.r.l shall be managed by Credit Suisse Securities (Europe) Limited.

     On October, 27, 2006, we received the terms for resignation, dated October, 20, 2006, of two Members of our Board of Directors indicated by TII, as well as of their respective substitutes. Also in October, 27, 2006, the Company received a letter from its controlling shareholder, Solpart Participações S.A., communicating that TII already carried through the transference of the shares in the terms approved by Anatel - therefore, in time. In October, 30, 2006, the Company released to the market material fact relative to these two subjects.

     Also, on October, 30, 2006, Anatel communicated that the Telecom International Italy timely filed with Anatel, the necessary complementary documentation for analysis and approval of the operation: (i) evidence of the resignation of the Directors and substitutes of Telecom Italy International in the Board of Directors of Brasil Telecom and Solpart Participações S.A., and (ii) corporate documents related to the transfer of shares and the independent management of the Brasilco by Credit Suisse, as Trustee of Telecom Italia.

     With the confirmation – still pending – of the approval by Anatel of the documentation presented by TII to Anatel in October, 27, 2006, evidencing the implementation of the operation until October, 28, 2006, the overlapping of licenses for the exploration of SMP in Region II of PGA and the STFC of long national and international distance in regions I, II and III of the PGO will be terminated.

     On November, 2006, TII submitted to Anatel the act of concentration with Brasilco S.r.l.. On the same month, Anatel, following the legal proceeding, submitted this operation to the Council of Economic Defense -CADE.

     It is important to make clear that this new operation does not have anything to do with the so-called “April Merger Agreements”. The next paragraphs make this point clear.

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

     On March 15, 2006, we and our subsidiary, BrT Celular, began an arbitration against TIM International N.V. (“TIMINT”) and TIM Brasil Serviços e Participações S.A. (“TIMB”), seeking to annul the Merger Agreement. We disclosed such arbitration in a material fact on March 16, 2006

     On May 2, 2006, TIMINT and TIMB announced their decision to terminate the Merger Agreement. In the same letter, TIMINT and TIMB reserved their alleged rights under sections 10.3 and 11.1 of the Merger Agreement.

     The arbitration that we brought against the Merger Agreement and the counterclaims for damages presented by TIMINT and TIMB continues.

Problems with billing, invoicing and collection services may adversely affect our earnings.

     By Resolution No. 343, dated as of July 17, 2003, Anatel established that carriers shall render invoicing and collection services to other carriers with which they had entered into traffic agreements. Upon the certification that we had achieved the then established universalization targets, we were authorized to complete long distance national and international calls. In addition, in July 2003, we were authorized to complete calls from mobile handsets serviced by other carriers. We have entered into co-billing agreements with several carriers to include on our telephone bills the long distance services rendered by such carriers, as well as the long distance services rendered by other collective interest carriers. Any problems with the execution of invoicing and collection services by other carriers may adversely affect our levels of bad debts.

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

We may need to enter financing agreements with third parties in order to conclude potential strategic acquisitions and investments, and maintain wireless and fixed telephone line plants.

     Funding necessary for proposed acquisitions and investments as well as for capital improvements to and maintenance of our wireless and fixed-line assets may not be available through funds arising out of ordinary cash flow, As a result, we may need to enter into financing agreements with third parties in the future. Such financing may not be available to us in acceptable and competitive conditions. If we are unable to obtain financings on terms favorable to us or at all, our strategic plans and operations may be materially and adversely affected.

Problems with sophisticated information and processing systems may have a significant adverse effect on our financial condition and results of operations.

     Our sophisticated information and processing systems are vital for our growth and our ability to monitor costs, collect debts, detect frauds, provide services to consumers, maintain operational efficiency and accomplish service targets, particularly in view of the increase in competition in our region. The updating and modernization of our systems may not be sufficient to avoid future flaws in each of these systems, which may have a significant adverse effect on our financial status and operational results.

We may be required to obtain certain environmental licenses or fines may be levied against us for the failure to obtain such licenses.

     In Brazil, environmental licenses are regulated specially by Resolution No. 237/97, enacted by the National Environmental Council (“CONAMA”). This resolution lists those activities that require an environmental license and also establishes compulsory licensing for certain activities which may have a significant potential environmental impact.

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

     On July 12, 2006, we commenced litigation in the Probate Court of the Commonwealth of Massachusetts, U.S.A. (In re Brasil Telecom S.A. Irrevocable Trust, No. 06P3268T1), asking the court to appoint Professor Claudio M. Considera in place of Roberto M. Unger as trustee of the Brasil Telecom S.A. Irrevocable Trust. The trust contains certain causes of action held by us in the courts of Brazil but is governed by Massachusetts law. CVC/Opportunity Equity Partners Administradora de Recursos Ltda. opposes our request, as it is currently empowered under the trust to appoint the successor trustee to Roberto M. Unger. The case is currently in the discovery stage, and resolution is expected to occur in the third quarter of 2007.

Consumer litigation related to the legality of our basic monthly subscription fees may have an adverse effect on our business.

     We are a defendant in a considerable number of lawsuits, both individual and collective, which contest our right to charge users of our fixed-line service a basic monthly subscription fee for continuous access to the service. These lawsuits have been stayed by a preliminary decision in the conflict of jurisdiction proceeding brought by Anatel before the SCJ, in which we submitted a brief. As a result, all preliminary and final decisions in the basic monthly subscription fee lawsuits were suspended, and these lawsuits were no longer submitted to a brief due to the conflict of jurisdiction litigation. The conflict of jurisdiction disputes have been resolved and lawsuits have resumed their regular course. There are 85,000 lawsuits contemplating the monthly subscription fees issue. Of these lawsuits, 8,400 have had trial court judgments favorable to the temporary dismissal of the fees for fixed-line services access.

Risks Related to the Brazilian Telecommunications Industry

We face increasing competition in all segments of the Brazilian telecommunications industry, and the telecommunications industry may not continue to grow or may grow at a slower rate than in the past. This may have a material adverse effect on our market share, margins, results of operations and financial condition.

     The telecommunications industry in Brazil is becoming increasingly competitive. Our public-regime fixed-line concessions are not exclusive, and Anatel could grant additional private-regime authorizations in our region. Our fixed-line services are also subject to competition from wireless service providers. However such competition is still limited by the fact that rates for wireless calls are currently much higher than rates for calls on our fixed-line network. We also face competition from wireless service providers in the low end of the market through the offer of prepaid plans by such wireless providers. To date, Telemar Norte Leste S.A. (“Telemar”), Empresa Brasileira de Telecomunicações S.A. (“Embratel”), Intelig Telecomunicações Ltda (“Intelig”), Telecomunicações de São Paulo S.A. (“Telesp”), Global Village Telecom (“GVT”), Telmex do Brasil Ltda (“Telmex”), Fonet Brasil Ltda (“Fonet”), and Novação Telecomunicações Ltda (“Novação”), Aerotech Telecomunicações Ltda. (“Aerotech”), Alpamay Telecomunicações e Participações Ltda. (“Alpamay”), Conceito Comercialização e Marketing Ltda. (“Conceito”), Easytone Telecomunicações Ltda. (“Easytone”), Empresa de Telefonia Multiusuário Ltda. (“TM”), Epsilon Informática e Telecomunicações Ltda. (“Epsilon”), Faulkland Tecnologia em Telefonia Ltda. (“Faulkland”), Fonar Telecomunicações Ltda. (“Fonar”), Global Osi Brasil Telecomunicações e Conectividade Ltda. (“Global Osi”), GT Group International Brasil Telecomunicações (“GT”), IDT Brasil Telecomunicações Ltda. (“IDT”), Impsat Comunicações Ltda. (“Impsat”), Linknet Tecnologia em Telecomunicações Ltda. (“Linknet”), Nexus Telecomunicações Ltda. (“Nexus”), Rednox Telecomunicações S.A. (“Rednox”), RN Brasil Serviços de Provedores Ltda. (“RN”), Sermatel Comércio de Serviço de Tecnologia Ltda. (“Sermatel”), T-Leste Telecomunicações Leste São Paulo Ltda. (“T-Leste”), Telebit Telecomunicações e Participações S.A. (“Telebit”), Telecomunicações Dollarphone do Brasil Ltda. (“Dollarphone”), Transit do Brasil Ltda. (“Transit”) and Viper Serviços de Telecomunicações S.A. (“Viper”) have been granted permission by Anatel to provide local fixed-line services in the totality of our region.

     Additionally, to date, TNL PCS S.A. (“Oi”), Embratel, Intelig, Telesp, GVT, Albra Telecomunicações Ltda (“Albra”), TIM Celular S.A. (“TIM Celular”), Easytone Aerotech, Alpamay, Conceito, TM, Epsilon, Faulkland, Fonar, Global Osi, GT, IDT, Impsat, Linknet, Nexus, Rednox, Sermatel, T-Leste T-Leste, Telebit Dollarphone, Transit and Viper have been granted permission by Anatel to provide long distance telecommunications services in the totality of our region. Now we also have to compete in our region against competitors from outside of our region that offer fixed-line, mobile, data, local and/or long distance telecommunications services throughout Brazil. Increased competition could have a material adverse effect on our market share, margins, results of operations and financial condition. Since January 2004, we have developed the ability to counteract losses in our market share in the local fixed-line market by providing interregional and international long-distance telecommunications services.

     In September 2004, we commenced offering wireless services. Wireless services are equally competitive and we face competition in Region II from (i) a joint venture between Telefônica S.A. (“Telefônica”) and PT Móveis SGPS S.A. (“Portugal Telecom”) (marketed under the brand name “Vivo”), (ii) Telmex, which competes against us in our region through América Móviles (marketed under the brand name “Claro”), (iii) TIM Celular, (iv) Sercomtel Celular S.A. (“Sercomtel Celular S.A.”), and (v) CTBC Celular S.A. (“CTBC Celular”). Competition for wireless telecommunications customers may require us to increase our costs and marketing expenses or provide services at lower rates than those we currently expect to charge for such services. Competition in data transmission services is not subject to regulatory restrictions. The market is open to a great number of competitors. Increased competition in data transmission services may require us to reduce the rates we charge for data transmission services. Anatel may grant new authorizations to explore wireless telecommunication services in 2007 that may increase the number of competitors in our region.

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

     In addition, we may also face increased competition due to unbundling regulations. On May 13, 2004, Anatel issued Order (Despacho) 172, which establishes rules for partial unbundling of local telephone networks, which we refer to as “line sharing”, and full unbundling of local telephone networks, and requires us to make our networks available to other telecommunications service providers. This legislation limits the rate we can charge for line sharing per line for broadband speeds of up to 512 kbps. Additional charges, such as co-location charges, are applied over the line sharing base price, increasing the total cost of the unbundled line. Anatel has not yet fixed rates for full unbundling, although we expect that these rates will be lower than the rates we currently are permitted to charge. This regulation was designed to increase competition in the local fixed-line and broadband Internet access markets by making it easier for new telephone companies operating under either the public or private regime to enter these markets and for existing providers to provide new services or enter new regions, since the networks of all telecommunications service providers, including fixed-line operators such as us, will be made available at lower rates. Similarly, this legislation makes it easier for us to provide new services and enter into new regions in competition with other operators. However, operational rules for the implementation of unbundling have not yet been agreed to among Brazilian telecommunications operators. These regulations are recent, and as of December 31, 2006 no unbundled lines had been used by competitors in our region. We cannot assure you that we can compete without suffering an adverse impact on market share, margins, and results of operations or financial condition based on the implementation of unbundling.

     Moreover, cable television services companies are beginning to offer telecommunication services, and increasingly there are other alternatives to for consumers to obtain their telecommunication services, such as satellite transmission and voice over the Internet protocol (“VoIP”). Another example is the conversion of fixed-line telephone users to wireless telephone users. These changes may lead to the migration of some of our subscribers, resulting in a reduction in earnings, which may adversely affect our company.

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

     The current interconnection model is asymmetric, with higher rates in effect for mobile interconnection than fixed-line interconnection. As a result, mobile operators generally retain more than 80% of net revenues from fixed-to-mobile calls, while fixed-line carriers, like us, may offer this service incurring negative margins. In light of such imbalance, Anatel established that from July 2004 on, interconnection rates for wireless networks (the VU-M) would be freely negotiated. The companies agreed to establish a provisional readjustment and submit the final decision to Anatel’s arbitrage under the telecommunication sector legislation. This process is ongoing and no decision has yet been reached. We can not assume that Anatel’s arbitrage regarding the interconnection tariffs will be favorable to us. Although we are working to mitigate this risk by continuing to increase our mobile market share, if Anatel’s decision is unfavorable to us, our operating and financial results may be adversely affected.

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

     Since 2006, all wireline and wireless telephone service providers created a group against frauds, beginning to work together to control and reduce fraud cases. There can be no assurance that all operators with which our network is interconnected have appropriate anti-fraud treatment in their networks. In 2001, we created a fraud management department to provide specialized customer service to customers affected by fraud. During fiscal year 2002, several automated procedures were created and placed in various parts of our operations to detect and control possible abnormalities that could represent fraudulent activities. These controls have a preventive function, and work both pro-actively and, should a fraud occur, reactively. In 2003, we implemented controls to capture fraud events automatically, such as a non-billing mechanism for fraud-blocked terminals, a cut-off limit system for service usage, and a webpage to gather any fraud claims from the community. At the end of 2003, we created the IT Revenue Assurance Group, which develops systems to assist the revenue assurance department in fraud combating. During 2004, the Group implemented a significant number of applications to monitor and detect fraud in different areas including public telephone, bad debt, revenue chain, key performance indicators and others. These actions achieved a better level of control and mitigated the risk of loss from fraud as compared to previous years. We cannot guarantee that these fraud control measures will continue to be accurate and effective to reach the desired level of fraud control. We continue to deploy and implement the technology necessary to assess the accuracy and effectiveness of our fraud combative procedures. Should we not be able to correctly quantify and combat fraud on our network, our results of operations could be adversely affected.

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

Restructuring of Governmental Regulatory Agencies may adversely affect the operations of our company.

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

     Considering the level of political influence over the ministries, the agencies may be subject to further instability in their administration, which may trigger unexpected changes in regulation and policies affecting public services concessionary companies, such as our company. We cannot foresee the impact of the approval of the referred bill of law on our operations and our competitive position.

The failure to accomplish Anatel’s targets may result in the imposition of sanctions and penalties on our company.

     We are required to accomplish targets established by the Federal Government and Anatel. Due to the public nature of the services rendered by our company, according to the terms of the concession contacts and of the applicable regulation, we must cover a geographic area and comply with targets on the execution of the services rendered.

     In this regard, the PGMU and the PGMQ also provide for targets that we must achieve. Potential consequences of our failure to comply with such targets include the imposition of fines and/or other penalties and the termination of our concession contract, which may cause significant financial loss to business, financial condition and results of operations. In 2007, Anatel intends to establish a General Plan of Competition Targets (“Plano Geral de Metas de Competição”), that will create new obligations upon our company.

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

     The Central Bank has reduced the base interest rate (“SELIC”) from 17.75% in December 2004 to 12.75% in March, 2007. During that time period, however, facing various economic, political and inflation indicators during 2005, the Central Bank increased the SELIC to 19.75% between June and September 2005. In 2002, as a reaction to political and economic uncertainties, the global economic downturn, the crisis in Argentina and the Brazilian presidential elections, the dollar appreciated by 52.3% against the real to R$3.5333 per US$1.00 at December 31, 2002. The real recovered in 2003, appreciating by 18.2% to R$2.8892 per US$1.00, at December 31, 2003. In 2004, the real appreciated by 8.1% against the dollar, quoted at R$2.6544 per US$1.00 on December 31, 2004. In 2005, the real appreciated by 13.4% against the dollar, quoted at R$2.3407 per US$1.00 on December 31, 2005. In 2006, the real appreciated by 9.5% against the dollar, quoted at R$2.1380 per US$1.00 on December 31, 2006. We cannot guarantee that the real will not substantially devalue again in the future.

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

     On January 1, 2003, Luiz Inácio Lula da Silva from the Labor Party took office as the new President of Brazil. Although the government has not departed significantly from the economic policies of the former administration, the real appreciated 9.5% against the dollar during 2006 and concerns remain about the future policies of the Brazilian government. While the current administration's policies to date have not been adverse to the telecommunications industry, uncertainty over the future economic policies of the Brazilian government may contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian international securities markets, which may have a material adverse effect on our business and results of operations.

If Brazil experiences substantial inflation in the future, our revenues and the market price of the Preferred Shares and ADSs may be reduced.

     Brazil has in the past experienced extremely high rates of inflation, with annual rates of inflation reaching as high as 2,489% in 1993 (according to the Brazilian National Consumer Price Index (¥ndice Nacional de Preços ao Consumidor published by the Instituto Brasileiro de Geografia e Estatística (“IBGE”). Inflation and governmental measures to combat inflation have both in the past had significant negative effects on the Brazilian economy. In 1994 the Brazilian Government introduced the Plano Real (“Real Plan”) with the objective of reducing inflation and building a base to sustainable economic growth.

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

     In 2004, the inflation rate measured by the Extensive Consumer Price Index (“IPCA”) was 7.6%, above the established initial target of 5.5%, but within the 2.5 percentage points of tolerance above and below the target. In 2005, the inflation rate was 5.7%, above the established target of 4.5%, but within the 2.5 percentage points of tolerance above and below the target. For 2006 and 2007, the established target is 4.5% with 2.5 percentage points of tolerance. The measured inflation by IPCA in 2006 was 3.14% and until February 28, 2007 the cumulative inflation was 0.882% .

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

     During the last four decades, the Brazilian Central Bank has periodically devalued the Brazilian currency. The exchange rate between the real and the dollar has varied significantly in recent years. For example, the real/dollar exchange rate fell from R$1.9554 per dollar at December 31, 2000 to R$3.5333 at December 31, 2002. In 2003, the real appreciated in value by 18.1% to R$2.8892 per dollar. In 2004 the real appreciated in value by 8.1% to R$2.6544 per dollar. In 2005 the real appreciated in value by 13.4% to R$2.3407 per dollar. In 2006, the real appreciated in value by 9.5% to R$2.1380 per dollar.

     A significant amount of our financial assets and liabilities are denominated in or indexed to foreign currencies, primarily dollars. As of December 31, 2006, R$1,026.1 million or 20.7% of our financial indebtedness was denominated in a foreign currency. When the Brazilian currency is devalued, we incur losses on our liabilities denominated in or indexed to foreign currencies, such as our dollar-denominated long-term debt and foreign currency loans, and experience gains on our monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into reais. If devaluation occurs when the value of such liabilities significantly exceeds the value of such assets, including any financial instruments entered into to protect us from exchange rate variation purposes, we could incur significant reduction in our revenues, even if their value has not changed in their original currency. This could adversely affect our ability to meet certain of our payment obligations. A failure to meet certain of our payment obligations could trigger a default in certain financial covenants in our loan and credit facilities, which would have a material adverse effect on our business and results of operations.

We are subject to delays and delinquency on our accounts receivable.

     Our business is affected by customers' ability to pay their bills. If the Brazilian economy worsens because of, among other factors:

  the level of economic activity;
  inflation;
  devaluation of the real; or
  an increase in domestic interest rates,

     A greater portion of our customers may not be able to pay their bills, which would increase our bad debts and provisions for doubtful accounts. Strict regulation from Anatel prevents us from implementing certain policies that could have the effect of reducing delinquency, such as service restrictions or limitations on the types of services provided based on a subscriber's credit record. Losses from accounts receivable reached R$384.3 million in 2006, against R$449.3 million in 2005 and R$411.3 million in 2004, decreasing in percentage of gross revenues terms, from 3.2% in 2004 to 3.1% in 2005 and 2.5% in 2006. However, if economic conditions worsen in Brazil or if we are unable to implement policies to limit subscriber delinquencies or otherwise select our customers, persistent subscriber delinquencies and bad debt can adversely affect our financial results. See “Item 5. Operating and Financial Review and Prospects—Critical Accounting Policies and Estimates—Provision for Doubtful Accounts.”

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

     In December 2003, the Federal Senate approved part of a tax reform bill, the text of which was consolidated in Constitutional Amendment 42, enacted on December 19, 2003. Constitutional Amendment 42 provides for an extension on the assessment of the Provisional Contribution of Financial Transfers (Contribuição Provisória sobre Movimentação Financeira - “CPMF”), the assessment of Programa de Integração Social (“PIS”); and Contribuição para Financiamento da Seguridade Social (“COFINS”) taxes on import transactions, and the assessment of COFINS under a non-cumulative regime. Certain issues that were under discussion in 2003, related to taxes on the commercialization of goods and rendering of services, were not included in Constitutional Amendment 42 and may be discussed again in 2007.

     Some important issues originally provided for in the tax reform bill relate to: (i) harmonization of ICMS tax rules, which would be governed by a single federal legislation applicable to all states; (ii) equalization of ICMS rates; and (iii) limitations on granting tax incentives. If approved, such measures will be gradually adopted in 2007. Additionally, the Federal Senate has discussed the merger of the ICMS and IPI into a single federal tax assessed upon the commercialization of goods and rendering of interstate and intermunicipal transportation and communication services. We cannot guarantee that, if the merger of the ICMS and IPI is accomplished, certain tax incentives granted to us in the past will continue to be granted, and cannot determine the effect that a cessation of such tax incentives may have on our results of operations. See “Item 10. Additional Information—Taxation.”

Proposed changes in Brazilian labor law may affect our labor relations.

     In April 2003, the Lower House reopened discussions regarding changes in the Brazilian Labor Law (Consolidação das Leis do Trabalho, or CLT). A further revision of union relations in Brazil is also under discussion in the Lower House. Although the progress of these proposed modifications has slowed during the last year as political forces have showed some resistance, we cannot predict the effect of any such modifications on our labor relations, which could have a negative effect on our business.

It may be difficult to effect service of process upon, or to enforce foreign judgments upon us, our directors and our officers.

     We are organized under the laws of Brazil, and all of our directors and officers reside outside the United States. In addition, a substantial portion of our assets, and most or all of the assets of our directors and officers, are located in Brazil. As a result, it may be difficult for an ADS holder to effect service of process within the United States or other jurisdictions outside of Brazil upon us or such persons. In addition, because substantially all of our assets and all of our directors and officers reside outside the United States, any judgment obtained in the United States against us or any of our directors or officers may not be collectible within the United States. There is doubt as to the enforceability of civil liabilities under the U.S. Securities Act of 1933, as amended the (“Securities Act”) or the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”) pursuant to original actions instituted in Brazil.

Risks Related to Our Preferred Shares and American Depositary Shares

 Our ADS holders may not have the same rights with respect to voting, dividends, distributions, and preemptive rights, among others, that may expose our ADS holders to greater risk than holders of our Preferred Shares.

     Our ADS holders may not have the same voting rights as holders of our Preferred Shares. Under our Bylaws and Brazilian Corporate Law, in the limited circumstances where holders of our Preferred Shares are able to vote, an ADS holder will be able to exercise voting rights with respect to the Preferred Shares represented by ADSs only in accordance with the provisions of the deposit agreement relating to the ADSs. There are practical limitations upon an the ability of holders of our ADSs to exercise voting rights due to the additional procedural steps involved in communicating with such holders. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders” and “Item 10. Additional Information—Memorandum and Articles of Association—Voting Rights.”

     An ADS holder that is a resident of the United States may not be able to exercise preemptive rights or certain other rights with respect to our Preferred Shares. A holder of our ADSs may not be able to exercise preemptive rights with respect to the ADSs unless a registration statement is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not required to file a registration statement relating to preemptive rights with respect to our Preferred Shares, and there can be no assurance that we will file any such registration statement. If a registration statement is not filed and an exemption from registration does not exist, Citibank, N.A., as depositary (the “Depositary”), will attempt to sell the preemptive rights, and our ADS holders will be entitled to receive their share of the proceeds of the sale. However, the preemptive rights will expire if the Depositary cannot sell them, and therefore we cannot guarantee that our ADS holders will be able to either exercise their preemptive rights or receive the proceeds from their sale. For a more complete description of preemptive rights with respect to our Preferred Shares, see “Item 10. Additional Information—Memorandum and Articles of Association.”

     Pursuant to our deposit agreement with the Depositary, any payments of cash dividends and distributions that we may make will be made in Brazilian currency to Banco Bradesco S.A., as custodian for the Preferred Shares underlying our ADSs, on behalf of the Depositary. The Depositary will then convert such proceeds into dollars and cause such dollars to be delivered to the Depositary for distribution to our ADS holders. Holders of ADSs could be adversely affected by devaluations of the Brazilian currency that may occur due to delays in, or a refusal to grant, any required government approval for conversions of Brazilian currency payments and remittances abroad in connection with the Preferred Shares underlying our ADSs. See “Item 10. Additional Information—Memorandum and Articles of Association—Dividends.”

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

Holders of ADSs may have fewer and less well-defined shareholders' rights than in the United States.

     Our corporate affairs are governed by our Bylaws and Brazilian Corporate Law, which may differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States. Under Brazilian Corporate Law, the holders of our Preferred Shares and our ADSs may have fewer and less well-defined rights to protect their interests relative to actions taken by our board of directors or the holders of our Common Shares than under the laws of other jurisdictions outside Brazil.

     Restrictions on insider trading and price manipulation, rules and policies against self-dealing and regarding the preservation of shareholder interests may not be as detailed, well-established and enforced in Brazil as in the United States, which may potentially disadvantage the holders of our Preferred Shares and/or ADSs. For example, when compared to Delaware corporate law, Brazilian Corporate Law and practice has less detailed and well-established rules, and fewer judicial precedents relating to the review of management decisions involving duty of care and duty of loyalty standards in the context of corporate restructurings, transactions with related parties and sale-of-business transactions. In addition, shareholders in Brazilian companies must hold at least 5.0% of the outstanding share capital of a corporation in order to have standing to bring shareholders' derivative suits. Furthermore, shareholders in Brazilian companies ordinarily do not have standing to bring class action suits.

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

     The Brazilian securities markets are substantially smaller, less liquid, more concentrated and more volatile than major U.S. and European securities markets, and are not as highly regulated or supervised as those markets. As a consequence, the ability of our ADS holders to sell the Preferred Shares underlying the ADSs may be substantially limited.

Our ADSs are traded in small volumes, limiting your ability to sell your ADSs that represent preferred shares at a desirable price, if at all.

     The trading volume of our ADSs has traditionally been very low. Even if the trading volume of our ADSs increases, we can give no assurance that it will be maintained or will result in a desirable stock price. As a result of this low trading volume, it may be difficult to identify buyers to whom you can sell your ADSs and you may be unable to sell your ADSs at an established market price, at a price that is favorable to you, or at all. A low volume market also limits your ability to sell large blocks of our ADSs at a desirable or stable price at any one time. You should be prepared to own our ADSs indefinitely.

Sales of substantial amounts of our ADSs in the public market could harm the market price of our ADSs.

     We cannot predict the effect, if any, that future sales of our ADSs in the public market, or the availability of our ADSs for sale in the market, will have on the market price of our ADSs. We, therefore, can give no assurance that sales of substantial amounts of our ADSs in the public market, or the potential for large amounts of sales in the market, whether under any registration statement or otherwise, would not cause the price of our ADSs to decline considerably or impair our future ability to raise capital through sales of our ADSs.

Developments in other countries may affect the Brazilian economy and the market price of our Preferred Shares and our ADSs.

     The securities of Brazilian issuers have been influenced by economic and market conditions in other countries, especially other emerging market countries. Since the end of 1997, and in particular during 2001 and 2002, the international financial markets have experienced significant volatility as a result of economic problems in various emerging market countries. Investors subsequently have had a heightened risk perception for investments in such markets. As a result, in some periods, Brazil has experienced a significant outflow of dollars and Brazilian companies have faced higher costs for raising funds, both domestically and abroad and have been impeded from accessing international capital markets. We cannot assure investors that international capital markets will remain open to Brazilian companies, including our company, or that prevailing interest rates in these markets will be advantageous to us or that we will be able to obtain additional financing on acceptable terms or at all. As a consequence, the market value of our securities may be adversely affected by these or other events outside of Brazil. See “Item 9. The Offer and Listing — Offer and Listing Details.” There can be no assurances that future events elsewhere, especially in emerging market countries, will not have an adverse effect on the market value of our Preferred Shares and our ADSs.

Changes in Brazilian tax laws may have an impact on the taxes applicable to the disposition of the ADSs.

     According to Law 10,833, enacted on December 29, 2003, capital gains earned by a non-Brazilian resident upon the sale of assets located in Brazil to a Brazilian resident or to another non-Brazilian resident are subject to Brazilian withholding tax. If the sale of assets in Brazil is interpreted to include a sale of our ADSs or Preferred Shares, this new provision could result in the imposition of income tax on the gains arising from their disposition by a non-resident of Brazil to another non-resident of Brazil. However, gains obtained on transactions carried out at a stock exchange according to Resolution No. 2,689/00 are not subject to the provisions set forth by Law No. 10,833/03. Considering the general and unclear scope of Law 10,833 and the absence of judicial guidance in respect thereof, we cannot predict the exact scope of Law 10,833 or the effect that Law 10,833 will have on holders of our ADSs or Preferred Shares.

ITEM 4. INFORMATION ON THE COMPANY

History and Development of the Company

     Brasil Telecom S.A. is a corporation organized under the laws of the Federative Republic of Brazil. We are one of the fixed-line telecommunications companies that resulted from the breakup and privatization of Telebrás by the Brazilian Federal Government in 1998. We are an amalgamation of the following operating companies formerly controlled by Telebrás: Telecomunicações de Santa Catarina S.A. – Telesc (“Telesc”), Telecomunicações de Goiás S.A. – Telegoiás (“Telegoiás”), Telecomunicações de Brasília S.A. – Telebrasília (“Telebrasília”), Telecomunicações do Mato Grosso S.A. – Telemat (“Telemat”), Telecomunicações do Mato Grosso do Sul S.A. –Telems (“Telems”), Telecomunicações de Rondônia S.A. – Teleron (“Teleron”), Telecomunicações do Acre S.A. –Teleacre (“Teleacre”), Companhia Telefônica Melhoramento e Resistência – CTMR (“CTMR”), and our predecessor, Telecomunicações do Paraná S.A. – Telepar (“Telepar”) and CRT, a company acquired by us from Telefônica S.A. in July 2000.

     Our principal executive office is located at SIA/Sul, ASP, Lote D, Bloco B – 71215-000 – Setor de Indústria e Abastecimento, Brasília, DF, Brazil, and our telephone number is (55-61) 3415-1140. Our agent in the United States is CT Corporation System, located at 111 Eighth Avenue, 13th floor, New York, New York 10011.

Historical Background

     Prior to the incorporation of Telebrás in 1972, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebrás acquired almost all of the other telephone companies in Brazil and thus came to have a monopoly over the provision of public telecommunications services in almost all areas of the country. Beginning in 1995, the Federal Government undertook a comprehensive reform of Brazil's telecommunications regulatory system. In July 1997, Brazil's National Congress approved the Lei Geral de Telecomunicações (the “General Telecommunications Law,” and together with the regulations, decrees, orders and plans on telecommunications issued by Brazil's Executive Branch, the “Telecommunications Regulations”), which provided for the establishment of a new regulatory framework, the introduction of competition and the privatization of Telebrás.

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

     On January 30, 1998, in preparation for the restructuring and privatization of Telebrás, the cellular telecommunications operations of Telebrás' operating subsidiaries were spun off into separate companies. On May 22, 1998, Telebrás was restructured to form, in addition to Telebrás, 12 new holding companies by means of a procedure under Brazilian Corporate Law called cisão, or “split-up.” These new holding companies were allocated virtually all the assets and liabilities of Telebrás, including the shares held by Telebrás in its operating companies. The split-up of Telebrás into 12 new holding companies is referred to herein as the “breakup of Telebrás.”

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

     Set forth below are maps of Brazil showing the locations of the fixed-line, long-distance regions and cellular regions into which the country was split-up following the breakup of Telebrás:

Holding Companies – Regional Cellular

Telesp Celular Participações S.A. (Regions I & II)	Tele Centro Oeste Celular Participações S.A. (Region VII)
Tele Sudeste Celular (Region III)	Tele Norte Celular Participações S.A. (Region VIII)
Telemig Celular Participações S.A. (Region IV)	Tele Leste Celular Participações S.A. (Region IX)
Tele Celular Sul Participações S.A. (Region V)	Tele Nordeste Celular Participações S.A. (Region X)

CRT Celular (Region VI) * Not part of the Telebrás System

     Brasil Telecom Participações S.A. (formerly known as Tele Centro Sul Participações S.A.) is our parent company, and is one of the three holding companies providing local, interregional and international long-distance telecommunications services in Brazil. See “Item 7 Major Shareholders and Related Party Transactions—Major Shareholders.” In the breakup of Telebrás, Brasil Telecom Participações S.A. was allocated all the share capital held by Telebrás in Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre, CTMR and Telepar, our predecessor; companies which provided fixed-line telecommunications service in the northern, western, central and southern regions of Brazil. See “—Business Overview—Our Region.” In July 1998, the Federal Government sold all of its voting shares in these holding companies, including the shares it held in Brasil Telecom Participações S.A., to private sector buyers. The sale of all of the Federal Government's voting shares in the holding companies to private sector buyers is referred to herein as the “privatization of Telebrás.” As a result of the merger of Telepar, Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre, CTMR and CRT, ultimately turning into Brasil Telecom S.A., we became the leading local and intraregional fixed-line telecommunications service provider in our region. The principal other relevant fixed-line telecommunications service provider in our region is Global Village Telecom (Sercomtel and CTBC also operate partially in our region but we do not service the same cities). For intraregional long-distance telecommunications services, Intelig and Embratel, among others, are providers that are authorized to provide long-distance services in our region.

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

  July 31, 2000: We acquired 98.8% of the corporate capital of TBS Participações S.A. (“TBS”), a company controlled by Telefônica, which held 85.2% of the voting capital of CRT, representing 31.6% of the total share capital of CRT, for approximately R$1,446.3 million. CRT was the leading fixed- line telecommunications service company in the state of Rio Grande do Sul. The acquisition of CRT was financed partly through the use of our own cash reserves, as well as through the domestic placement of commercial paper of approximately R$900.0 million.

  December 28, 2000: TBS was merged into CRT, and immediately afterwards CRT was merged with and into us. Pursuant to our merger with CRT, minority shareholders of CRT were given the right to exchange their CRT shares for Preferred Shares and Common Shares of us. The exchange of shares was made based on the market value of our shares compared to those of CRT.

  November 1, 2001: BrT Serviços de Internet S.A. (“BrTSi”), our wholly-owned subsidiary, acquired 15.4% of the total capital stock of iBest Holding Corporation, which controls iBest S.A., a free Internet service provider, for approximately R$10.0 million.

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

  May 9, 2002: We joined the Special Corporate Governance Level 1 of the São Paulo Stock Exchange (“BOVESPA”). See “Item 9. The Offer and Listing—Markets—The Special Corporate Governance Levels of the São Paulo Stock Exchange.”

  June 3, 2002: Our shares listed on BOVESPA started trading under new symbols: “BRTO3” for Common Shares and “BRTO4” for Preferred Shares.

  December 18, 2002: We acquired licenses for the PCS for R$191.5 million through the auction held on November 19, 2002. The minimum price was R$182.9 million and we paid a premium of 3.6%.

  February 18, 2003: We acquired 19.9% of the capital of MTH Ventures do Brasil Ltda. (“MTH”), a company that holds 99.99% of the capital of Brasil Telecom Comunicação Multimidia, a leading local fiber optic network provider, for US$17.0 million together with an option to purchase the remaining 80.1% of the capital of MTH for US$51.0 million after certification by Anatel of compliance with the 2003 targets stipulated in our concession contracts.

  June 11, 2003: We acquired, through BrTSi, the entire submarine fiber-optic cable system from GlobeNet Communications Group Ltd. for US$ 46.8 million. A total of US$ 27.6 million was paid on June 11, 2003, with the remaining US$19.2 million payable within 18 months of the first installment.

  June 26, 2003: We acquired the remaining capital of iBest Holding Corporation for US$ 36.0 million.

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

  September 27, 2004: We began offering wireless telecommunications services through our subsidiary 14 Brasil Telecom Celular S.A. (hereinafter referred to as “Brasil Telecom GSM.”)

  November 24, 2004: We acquired approximately 63% of the capital stock from Internet Group (Cayman), Ltd. (“iG”), for US$ 104.9 million. Considering that Brasil Telecom Participações S.A. already held, indirectly, 10% of iG´s total capital, both companies at the moment held approximately 73% of the total capital of iG.

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

Organizational structure

     Brasil Telecom Group is composed of companies engaged in the telecommunication sector, which offer myriad services, including local fixed telephone, domestic and international long distance fixed line telephone services, wireless telephone, data transmission, as well as data center services, internet and real estate management. The main companies from the Brasil Telecom Group are divided as follows:

     Internet Operations: BrT Serviços de Internet S.A., Freelance S.A., Internet Group (Cayman) Ltd., Internet Group do Brasil S.A.;

     Telecommunication Network: Brasil Telecom Cabos Submarinos Ltda., Brasil Telecom Subsea Cable System (Bermuda) Ltd., Brasil Telecom of América Inc. and Brasil Telecom de Venezuela S.A.; and

     Data Operations in Brazil: Brasil Telecom Comunicação Multimídia Ltda. and Vant Telecomunicações S.A.

     We have eleven branches in operation in Tocantins, Goiás, Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Paraná, Santa Catarina, Rio Grande do Sul, Pelotas and Brasília. During the last years, we have made important acquisitions in the telecommunication sector, becoming a full service telecommunications supplier. Always trying to reach the convergence, we are represented in all stages of the telecommunication chain.

     In August 1st, 2006, our Board of Directors approved a Corporate Organizational Project in order to simplify the structure of the companies under its control, reducing operational costs, and grouping companies with the same activity. Today, we have three subsidiaries: BrT Serviços de Internet S.A., 14 Brasil Telecom Celular S.A. and Santa Bárbara dos Pinhais S.A. In addition we hold 99.99% of the outstanding shares of Vant Telecomunicações S.A. and 99.99% of the outstanding quotas of Brasil Telecom Cabos Submarinos Ltda.

     The following chart sets forth a summary of our organizational structure, including the percentage of total capital held in each of our significant subsidiaries as of May 1st, 2006. All of our significant subsidiaries are organized and existing under the laws of the Federative Republic of Brazil, except for Brasil Telecom Subsea Cable Systems (Bermuda) Ltd., which is incorporated under the laws of Bermuda, Brasil Telecom of America Inc., which is incorporated under the laws of the State of Delaware in the United States of America, Brasil Telecom de Venezuela S.A., which is incorporated under the laws of Venezuela, and Internet Group (Cayman) Limited and iBest Holding Corporation, which are incorporated under the laws of the Cayman Islands.

Observation: we will send the organizational structure as an attached document, since we are not able to update it in this file.

Organizational Structure

As of May 2007

Zain Participações S.A.
ON: 80.085% Total: 80.085%
Solpart Participações S.A.
ON: 51.00% PN: 0% Total: 18.78%
Brasil Telecom Participações S.A.
Evaluated by Acquisition Cost
ON: 19.9%
Total: 19.9%
ON: 99.070%
PN: 38.834%
Total: 65.636%
Total: 99.999% (1)
Total: 100%
Serranby Participações S.A.
Brasil Telecom S.A.
Nova Tarrafa Participações Ltda.
Nova Tarrafa Inc.
Total: 100%
Total: 100%
Total: 99.999% (1)
14 Brasil Telecom Celular S.A.
BrT Serviços de Internet S.A. ("BrIT")
Brasil Telecom Cabos Submarinos Ltda.
Total: 100%
FREELANCE S.A.
C.T.V.C. (2)
Total: 100%
Brasil Telecom Subsea Cable Systems (Bermuda) Ltd.
Total:88.90%
Total: 99.999%(3)
Total: 30%
Total: 70%
Total: 100%
Total: 100%
Brasil Telecom Comunicação Multimídia Ltda.
iBest Award México S.A. de C.V.
Agência O Jornal da Internet Ltda.
Brasil Telecom of America Inc.
Brasil Telecom de Venezuela. S.A.
Total:11.10%
Total: 100%
Total: 88.808%
Total: 9.247%
Total: 99.9999% (1)
IBEST Holding Corporation (Cayman)
Internet Group (Cayman) Limited
Total: 0.1603%
VANT Telecomunicações S.A.
Total: 100%
Total: 100%
Total: 99.999% (1)
Lokau México S.A. de C.V.
Opinia Cayman Limited
Internet Group do Brasil S.A.
Total: 100%
Total: 99.999% (1)
Santa Bárbara dos Pinhais S/A
Central de Serviços de Internet Ltda.

(1) BrTI owns one ON (or one lot, in the case of Ltda.); (2) Caio Túlio Vieira Costa; (3) José Francisco de Dios Gomes Holds 0.0001%.

BrT Serviços de Internet S.A.

     We formed BrTSi in October 2001. Through BrTSi, we provide broadband Internet services through our Internet service provider (“ISP”) BrTurbo and data center services.

     Through BrTurbo, a broadband Region II leader, iBest, the largest Internet service provider in Region II for dial-up Internet access, and iG, the first dial-up access provider and one of the largest content providers with a broadband presence outside Region II, we compete in all territories in Brazil, in all Internet segments. The following is a description of iBest and iG.

     iBest

     In November 2001, we acquired 15.4% of iBest Holding Corporation for approximately US$10.0 million. iBest Holding Corporation controlled iBest S.A. (“iBest”), a free Internet service provider. On June 26, 2003, we acquired through our fully owned subsidiary, BrTSi, the remaining capital of iBest Holding Corporation for US$36.0 million, consolidating our 100% ownership of iBest. The iBest Group is composed of the following main entities: iBest Holding Corporation and Freelance S.A. Freelance S.A. became the owner of iBest's trademark.

     iG

     In July 2005, we acquired 25.6% of the capital stock of Internet Group (Cayman) Ltd. (“iG”). With this acquisition, combined with previous holdings of 73% of iG’s total capital by Brasil Telecom Participações S.A. and Brasil Telecom S.A., we hold 98.6% of the total capital of iG. iG is the leading dial-up Internet service provider in Brazil, acting in the dial-up and broadband access provision market. Furthermore, it offers value added products and services to clients in the residential and corporate market.

Grupo BrT Cabos Submarinos (Submarine Fiber-Optic Cable System)

     On June 11, 2003, we acquired a submarine fiber-optic cable system from GlobeNet Communications Group Ltd., which we now refer to as Grupo Brasil Telecom GlobeNet (“Grupo BrT GlobeNet”), for US$46.8 million. A total of US$27.6 million was paid on June 11, 2003, with the remaining US$19.2 million payable within 18 months of the first installment. We signed a final agreement on April 20, 2005, when we paid US$16.2 million. US$3.0 million were retained to cover contingences discovered after the acquisition. Grupo BrT GlobeNet is composed of the following companies: Brasil Telecom Cabos Submarinos Ltda., Brasil Telecom of America, Inc., Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. and Brasil Telecom de Venezuela, S.A. These companies, which we control, own and operate the Grupo BrT Cabos Submarinos fiber optic cable system that connects the United States, Bermuda, Brazil and Venezuela. Brasil Telecom of America, Inc. is headquartered in Boca Raton, Florida, and coordinates all activities and supports the commercial activities of the group in the international market.

14 Brasil Telecom Celular S.A

     14 Brasil Telecom Celular S.A. (“Brasil Telecom GSM”) is our mobile telephone services subsidiary, which became operational on September 27, 2004 and allows the Brasil Telecom Group to offer integrated telecommunications solutions. Brasil Telecom Mobile offers wireless telecommunications services using Global System for Mobile Communications (“GSM”) technology under the brand name “Brasil Telecom GSM.” See “Business Overview—Wireless Services.” During 2006, Brasil Telecom GSM became a profitable business unit within the group, leaving behind its status as a development stage company.

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

Capital Expenditures

     The following table sets forth our capital expenditures on plant expansion and modernization for each of the years ended December 31, 2004, 2005 and 2006.

	Year ended December 31,
		( millions of reais)
	2004	2005	2006

Conventional Telephone	179.7	256.5	262.7
Data Network	300.0	411.5	275.0
Network Operation	270.2	292.2	249.8
Information Technology	216.1	180.8	97.0
Other (1)	725.2	395.4	285.0
Total – Fixed Telephone	1,691.2	1,536.4	1,169.5

Total – mobile Telephone	1,175.7	441.4	281.5

Total capital expenditures	2,866.9	1,977.8	1,451.0

(1)	These investments include the acquisition of PCS licenses, the acquisition of Grupo BrT Cabos Submarinos, Brasil Telecom Comunicação Multimidia, iBest, Vant and iG, the investments in these enterprises and in transmission backbone, special platforms, technical and operational support such as telecommunications management network systems (not including regulatory and interconnection projects that are in Conventional Telephone).

Our capital expenditures decreased by approximately 26.6% to R$1,451.0 million in the year ended December 31, 2006, from R$1,977.8 million for the corresponding period in 2005. Of our total 2006 capital expenditures, R$1,169.5 million related to fixed-line telephone and internet operations and R$281.5 million to mobile telephone operations. The capital expenditures on the expansion and modernization of our fixed-line telephone operations related primarily to upgrading the capacity of our transmission backbone, the expansion of the data network and implementation of regulatory projects to meet Anatel’s requirements.

Acquisition of PCS Licenses

     As part of our strategy of providing integrated solutions to our clients, we acquired PCS licenses for R$191.5 million at an auction held on November 19, 2002.

     On December 18, 2002, we paid the equivalent of 10.0%, in December 18, 2005 we paid the equivalent of 15.0% and in December 18, 2006 we paid the equivalent of 15% of the total bid amount at auction. The remaining 60.0% will be paid in four equal installments annually, each respectively due 12, 24, 36 and 48 months after the last payment date (December 18, 2006). The amount of the installments will be adjusted monthly by the IGP-DI index plus 1.0% interest rate over the indexed amount calculated from the execution date.

Business Overview

     We provide fixed-line telecommunications services in Region II under concessions which we assumed from each of Telepar, Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre, CTMR and CRT for each of the states in our region. These concessions were granted by the Brazilian government to us and to each of these companies as a result of the privatization process. Until January 2004, these concessions authorized us to provide local and intra-regional fixed-line telecommunications services in nine states located in the northern, western, central and southern regions of Brazil and in the Federal District. These concession areas constitute our region. See “— Our Region.” As a result of these original concessions, we are the leading provider of local fixed-line telecommunications services and intraregional fixed-line telecommunications services in our region. Local fixed-line telecommunications services include all calls that originate and terminate within a single local area, as well as, installation, monthly subscription, public telephones and supplemental local services. Intra-regional fixed-line telecommunications services include all calls between states within a concession area. We also offer broadband services to our customers that allow them to access the internet which represents an important new source of revenue.

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

     Our main competitors in the fixed-line telecommunications area are Embratel, Intelig, Global Village Telecom, Telesp, Telemar, Companhia de Telecomunicações do Brasil Central (“CTBC Telecom”) and Sercomtel Telecomunicaçoes S.A. (“Sercomtel”). The mobile telephone business is a highly competitive one, and Region II has the highest penetration rate in the country. Our main competitors in the mobile telecommunications area are TIM, Claro and Vivo.

     In 2004 we obtained authorization from the Anatel to provide wireless services through our Brasil Telecom GSM arm, for the acquisition and installation of network equipment and the integration of mobile telephone with other products of the Brasil Telecom Group. Our license to provide wireless service is valid for fifteen years and may be renewed for another fifteen years.

Strategic Results for 2006

     As our strategic priorities for 2006, we resolved to (1) defend our main business, that of fixed-line voice traffic; (2) expand our mobile telephone service, seeking to achieve a satisfactory balance between scale and profitability; (3) exploit growth opportunities in data and internet, ensuring profitability; (4) build a portfolio of converging promotions in the customer environment – voice, data and images – to reduce client turnover and increase the average customer bill; (5) increase operational efficiency, applying the necessary rigorous controls in terms of cash allocation; and (6) create value for our shareholders, in an ethical and transparent manner, through our relationships with our partners.

Strategy for 2007

In recent years, the telecommunications industry has been through transformations never seen before in its history. The forms of communications are transforming and multiplying. The importance of formatting, storage, distribution and exchange of content has significantly modified society’s behavior. This modification has caused significant changes in the telecommunications business model, especially for traditional operators.

Trends which were just conceptual are now in a process of acceleration and consolidation, obscuring the borders among the several business models, with a direct impact in the chain of value generation.

As a consequence, competition is increasing, originating not only in traditional operators, but also with new players such as: internet portals, pay-TV, wireless broadband ISPs and Information Communications Technology integrators, among others.

Within this context, the following are highlights:

- Fixed mobile replacement as the major market trend;

- The increase in relevance of the Internet Protocol, including broadband and ISPs;

- Regulatory issues are vital in the sustainability and growth of the telecommunications industry, mainly due to the technological convergence and services;

- Emerging technologies: WiMAX, Wi-Fi and 3G, facilitating the entrance of new providers;

- The growing need for sub-segmented market treatment; and

- The need to focus rigorously on operational expenses and capital expenses.

Each of these issues contains opportunities and threats and all broaden the complexity level in the management of the business.

With these challenges in mind, we see our strategy for 2007 as follows:

- Act proactively to adjust to the new convergent regulatory scenario;

- Manage the fixed-mobile replacement by defending our main business: Fixed voice;

- Expand the mobile business to increase scale, profitability and compensate the losses in fixed line voice;

- Implement sub-segmented approaches with the client, focusing in loyalty and profitability;

- Protect the broadband subscriber base, in view of its importance for value generation and offer of new converging products;

- Reduce the costs, expenses and investment levels, with rigorous control of the use of cash;

- Optimize and expand the exploration of portals (Internet Service Providers - ISPs), adding and distributing content and exploring other opportunities;

- Use emerging technologies and explore opportunities associated with such technologies; and

- Work to provide quadruple play (fixed voice, mobile, data and TV) offers.

Regarding each business line – and we act in businesses with distinct dynamics – we also defined a set of specific priorities for each segment:

- Mobile Telephony

Internationally, mobile telephony has been continuously growing in recent years. In the period of 2002 to 2005, the world subscriber base increased 28%, revenues increased 16% and traffic increased 21%, led mainly by the emerging countries. The increase in competition is principally the appearance of the MVNO – Mobile Virtual Network Operators – and growth through mergers and acquisition are fundamental for these operators to increase scale and become more competitive and profitable. Value added services have represented an increasing role in the revenues of operators and the launch of new mobile technologies (3G and Wi-Max) in Brazil should accelerate this development.

Within this context and considering the characteristics of the market where Brasil Telecom acts, certain priorities were established for the mobile telephony business:

  Rationalize offers;

  Keep the growth momentum;

  Optimize costs, expenses and investments; and

  Increase the offer of converging and value added services.

- Data – Corporate Market

The use of communications network based on the Internet Protocol (IP) is a world-wide trend in the area of data communications for the corporate market, demanding additional bandwidth to support new applications. Thus, the services are migrating from connectivity and simple applications to complete customized solutions and sophisticated integrated packages, in a highly competitive market.

In order to be well positioned in this market, Brasil Telecom defined the following priorities for the corporate data market:

  Defend its current position;

  Increase the average revenue per user; and,

  Develop new markets.

- Broadband

The existing challenge to offer greater speeds along with mobility is being hit by the rise of new technologies such as Wi-Max, 3G, integrated Wi-Fi networks, MMDS. Besides mobility, the growing need for greater bandwidth and speed with decreasing prices to allow integrated offers is already a reality in developed countries.

Facing all these technological and market matters, Brasil Telecom defined the following priorities for the broadband business:

  Geographically expand the service, focused on profitability;

  Optimize the portfolio of new speeds and services; and,

  Improve client satisfaction and improve the retention process.

- Internet Service Providers

Internet Service Providers are offering more sophisticated services and beginning to compete directly with companies that offer conventional voice services. In parallel, telecommunications companies focused on convergence are increasing content in their portals to create a distinction.

The arise of personal content, where the user acts as the main player through sharing websites or community networks, is increasing the online time, increasing the value of the website and creating WEB 2.0. The availability of content on demand, unrelated and distributed via broadband, makes the business models of paid content feasible, such as videos (Video on Demand) and music (iTunes).

The growth of internet access is causing the migration of advertising in traditional media to online spaces. The efforts of the advertiser to optimize investments in communications and the creation of online tools for the segmentation of the message resulted in revenues associated with online advertising increasing 22% (CAGR) between 1999 and 2006 in the US.

Operating the second largest broadband ISP in Latin America and the largest dial-up ISP in the country, Brasil Telecom defined the following priorities for its three portals, iG, BrTurbo and iBest.

  Reposition its brands;

  Improve profitability and retain users;

  Consolidate position in corporate products; and,

  Optimize the operation with the integration of its ISPs.

- Fixed Line Voice

The replacement of fixed line telephony to mobile telephony is already a reality in several countries and the determining factor in the speed of this replacement is the price of the minute in mobile telephony. As the price of the mobile minute reaches the price for the fixed line minute, the traffic replacement increases. In the US and in Europe, between 2004 and 2005, fixed lines decreased 2.5% and 0.5%, respectively.

The popularization and growth of broadband and new applications developed on IP platforms also affect the usage of the fixed line telephony. Currently in Europe, 2% of the total traffic is VoIP and this value is projected to reach 10% by 2010.

With theses changes in mind, the new technologies and converging services, the telecommunications sector is going through a period of acquisitions and international expansions, with consolidation into ever larger players and rationalization of costs.

For Brasil Telecom, the priorities for this business segment are:

  Manage the migration from fixed line to mobile telephony;

  Increase loyalty and retention actions;

  Approach the market in a more sub-segmented manner; and,

  Explore converging services.
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

     The following table sets forth our revenue by type of service for the indicated years. Our rates for each category of service are discussed below under “—Rates.” Trends and events affecting our operating revenue are discussed under “Item 5. Operating and Financial Review and Prospects.”

		Year ended December 31
	2004	2005	2006

		(millions of reais)
Local services	7,491	7,724	7,470
Intraregional (Intrastate and Interstate) long-distance service	2,394	2,626	2,464
Interregional and International long-distance service	249	364	306
Network services	970	941	771
Data transmission	1,069	1,531	2,001
Mobile Services	88	732	1,323
Other	502	768	777

Gross operating revenues	12,763	14,687	15,111
Taxes and discounts	(3,698)	(4,549)	(4,814)

Net operating revenues	9,065	10,138	10,297

     A concession of a telecommunication service is defined under the General Telecommunications Law as the delegation of the rendering thereof under the public regime, by means of a written agreement and for a determine period of time. The concessionaire will bear all business risks and its compensation will be the tariffs charged from the users and other alternative revenues. The concessionaire is directly responsible for the fulfillment of the underlying obligations and the damages it may cause. Concessions may only be granted to companies incorporated under Brazilian laws, and with both head office and management located in Brazil. Concessions will be granted by Anatel on a non exclusive basis and must comply with the general plan of awards approved by the Executive Branch as mentioned above. The maximum term of a concession will be twenty years, renewable only once for an equal period.

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

     There are certain objective requirements for the award of an authorization, including: (i) availability of the required radio frequency, if applicable; and (ii) submission of a project that is technically feasible and compatible with the applicable regulations.

     In relation to the subjective requirements for obtaining an authorization for the exploitation of a collective interest service under the private regime, (i) the interested party must be organized under Brazilian laws, with both head office and management located in Brazil; (ii) such party may neither be prevented from participating in bidding procedures carried out by the public authorities, nor from entering into agreements with public authorities; (iii) the Brazilian authorities may not have declared the forfeiture of any concession, permission or authorization held by the interested party in the prior two years; (iv) the interested party must have technical qualification to provide service, economic-financial capacity, be in good standing before the tax and social security authorities; and (v) the interested party must not be, in the same region, place or area, a provider of the same category of service.

     On June 20, 2003, Anatel approved a new General Plan on Quality and the concession contract model under which all fixed-line telecommunications have operated since January 1, 2006. On June 28, 2003, Decree 4769 was entered approving the General Plan on Universal Service. See “—Obligations of Telecommunications Companies—New Telecommunications Regulations.” The new Concession Contracts for Public Switched Telephone Network were signed in December 22, 2005 and begin as of January 1, 2006. It has duration until 2025. Five year reviews are budgeted during the concession period.

     Additionally, the AICE regulation was included in the General Plan on Universal Service in order to facilitate the progressive universalization of individual fixed telephone access. AICE is a class of PSTN basic plan in which subscriber must pay a monthly subscription of R$16.5 (net of taxes). On the AICE plan, the rate paid is the same as that of a local call with a 2 minute increment per each realized call (customer care rate) and a 2 minute minimum call rate. The plan operates as a pre-paid model in that the subscriber has to obtain credits in order to use the service. The service is being offered in households that do not have other residential lines.

Local Services

     We are the leading provider of local telecommunications services in our region with an estimated 92% market share as of December 31, 2006. In local fixed-line services, our main competitor is Global Village Telecom. Global Village Telecom is an independent service provider operating under an authorization from Anatel. As of December 31, 2006, we had approximately 8.4 million lines in service. We own and operate public telephones throughout our region. At December 31, 2006 we had approximately 277,854 public telephones and a ratio of public telephones per 100 inhabitants equal to 6.4 which meets Anatel's service targets. We also provide a variety of other supplemental local services that include voice mail, call waiting, call forwarding, conferencing, speed dialing and caller ID.

     To date, numerous companies have been authorized by Anatel to provide local fixed telecommunications services in our region. Our fixed-line services are also subject to competition from wireless service providers. See “Item 3. Key Information—Risk Factors—Risks Related to the Brazilian Telecommunications Industry—We face increasing competition in the Brazilian telecommunications industry which may have a material adverse effect on our market share, results of operations and financial condition.” We have also been authorized to provide local fixed telecommunications services outside our region, although as of December 31, 2006, we have not done so.

     Our local services also include fixed-to-mobile services, consisting of calls that originate on a fixed-line telephone and terminate on a mobile or cellular device. The fixed-to-mobile basic tariff per-minute are generally known as Communication Value-1, or “VC-1.”

Intraregional (intrastate and interstate) long-distance services

     Calls from one local area in a region to another local area in the same region are referred to as “intraregional long-distance” calls. Intraregional long-distance service includes intrastate long-distance calls (calls within a given state in a region) and interstate long-distance calls (calls between states in a region). Prior to merging into us, each of Telepar, Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre, CTMR and CRT were the exclusive provider of intrastate long-distance service in their respective state. As a result we became and still are the leading provider of intrastate fixed-line telecommunications services in our region with a 90.8% intrastate average market share and an estimated 85.2% interstate average market share in 2006.

     Pursuant to Anatel regulations, callers are able to choose a service provider for each long distance call by selecting a carrier selection code that identifies the carrier. Until July 6, 2003, this was permitted only for calls made from fixed-line phones. Since such date, mobile callers can also choose a service provider by selecting a carrier selection code. Our carrier selection code is “14.”

     Until July 1999, Embratel was the exclusive provider of interstate long-distance service. In July 1999, Embratel and Intelig were authorized by Anatel to provide intrastate long-distance services within the states in our region, and we were authorized to begin providing interstate long-distance services between the states in our region. See “—Competition.” As a result we expanded our network to provide interstate long-distance service in our region to compete against Embratel, and Embratel and Intelig expanded their networks to provide intrastate long-distance service to compete against us. Even with this expansion, we may from time to time lease transmission facilities from other carriers to complete interstate long-distance calls between states in our region. To date, numerous companies have permission by Anatel to provide intraregional long distance telecommunications services in our region. See “Item 3. Key Information—Risk Factors—Risks Related to the Brazilian Telecommunications Industry.

     Our intraregional services also include fixed-to-mobile services, consisting of calls that originate in a fixed-line telephone and terminate on a mobile or cellular device. The fixed-to-mobile rate per-minute charges are generally Communication Value – 2, or “VC-2,” for calls outside the cellular subscriber's registration area but inside the region where the respective cellular provider provides service, and Communication Value – 3, or “VC-3,” for calls outside the subscriber's registration area and outside the region where the respective cellular provider provides service. The use of our fixed-to-mobile services has increased significantly in the past five years as the penetration rate of mobile phones in our region has increased. We are the leading operator in the inter-city fixed-to-mobile services segment in our region and reached, in December 2006, a market share of 85.9% and 67.3% for interregional calls in VC-2 and VC-3 areas, respectively.

Interregional and International Services

     Historically, under Anatel rules, regional fixed-line companies, such as us, generally were not permitted to offer interregional or international long-distance services until December 31, 2003. As a result of Anatel having certified our compliance with universalization targets, on January 19, 2004, we began offering interregional long-distance and international long-distance services. Interregional long-distance services consist of calls between regions within Brazil. International long-distance services consist of calls between different regions within Brazil and a location outside of Brazil. In order to provide these services, we have entered into interconnection agreements with Telemar and Telesp and we will also make use of the cable network we acquired through the Grupo BrT Cabos Submarinos acquisition (linking Brazil with the United States, Bermuda and Venezuela) and through the Brasil Telecom Comunicação Multimidia acquisition (providing network facilities in São Paulo, Rio de Janeiro and Belo Horizonte). Our market share for these services increased rapidly throughout 2005 and 2006 and reached averages of 62.3% and 36.0% in the interregional and international segments in our region, respectively, as of December 31, 2006. To date, numerous companies have been authorized by Anatel to provide interregional and international long distance telecommunications services in our region. See “Item 3. Key Information – Risk Factors – Risks Related to the Brazilian Telecommunications Industry.

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

     We provide interconnection services to long-distance providers, such as Embratel, Intelig, Global Village Telecom, small private regime operators referred to as “mirror companies,” and certain operators of trunking services. We also provide interconnection services to the cellular service providers that were spun off from each of Telepar, Telesc, Telegoiás, Telebrasília, Telemat, Telems, Teleron, Teleacre and CTMR as well as all Band B, Band D and Band E cellular service providers in our region.

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

     The primary data product that we offer for mainly residential customers is Turbo, our broadband access service based on Asymmetric Digital Subscriber Line (ADSL) technology. During 2006, our strategy was to increase the margins on this product, offering to our subscriber base of 1 million customers higher speeds and value added services, like the Turbo Jogos, an access designed for gamers. For new customers we created a strategy based on different offers according to the competition level of each city. In 2006 we also reached more than 1,400 cities with our broadband offering, creating a lower dependence in the sales of the bigger cities, in which we face greater competition.

     ADSL2+ is a DSL (Digital Subscriber Line) format, a data communications technology which allows much faster data transmission through telephone lines than conventional ADSL. ADSL2+ is the fourth ADSL generation. This standard expands the basic ADSL capacity, in which data transference may reach speeds of up to 24 Mbps in downstream and 1 Mbps in upstream. With all these new functionalities, ADSL2+ is far more robust for the offer of services which require greater data transmission rates. Therefore, ADSL2+ lines will only be used for the Turbo 2.0 service and the IPTV. Approximately 40% of our network is prepared to offer ADSL2+.

     In October we launched a first phase of IPTV service, in Brasília, for a small base of customers, in order to make a commercial launch of a VoD service for our broadband clients in Brasília in 2007. We intend to continue to invest in our broadband business focusing on the growth of average revenue per user, or ARPU, and the expansion of our network in order to better serve the expected increase in demand for this type of service, particularly in the Internet access market.

     To complete our residential offering we also launched, in the first quarter, a flat-fee dial-up service, called “Internet Toda Hora” (Internet all the time). With this product we expect to foster the culture of a flat fee internet access in customers not yet prepared for a broadband access, which should facilitate future upgrades.

     In addition to ADSL, we offer various data transmission services that are designed specifically for corporate and government customers. Since October 2004, in order to deliver services that fulfill the needs of our customers’ applications, our data transmission services portfolio was reformulated into four product families.

     Point-to-Point Family – designed for corporate customers that need point-to-point dedicated services, with high security, protocol transparency and national or international coverage. The Point-to-Point Family includes a Digital Dedicated Line Service (“DATALink (“SLDD”)”), which is a leased dedicated line service offering wider band width with 100% guarantee protocol transparency.

     Network Infrastructure Family – designed for corporate customers that need security, performance and flexibility for image, data and voice transmission through corporate networks. The Network Infrastructure Family includes Asynchronous Transfer Mode (ATM), Frame Relay and xDSL, which is a new product we market to corporate customers under the “InterLAN” brand name. InterLAN offers switching service and data transmission service for corporations through a secure, reliable and low cost technology. The Network Infrastructure Family also includes Virtual Private Networks, or VPN, based on MPLS IP VPN solution. This solution, called VETOR, is our main network product and allows multiple access technologies and interconnects with Interlan networks.

     Internet Access Family – designed for corporate customers that need a high performance and high quality connection to the Internet backbone. The Internet Access Family includes a Dedicated access (“IP Corporate”), which is a leased line that functions as a dedicated gate for access to the Internet backbone typically used by Internet service providers. We have also a shared access (“IP Empresas”) with cheaper prices, targeted to small and medium companies. The Internet Access Family also included Dial up Internet access, a remote dial up Internet access which we market under the name “DialNet.” DialNet is used primarily by corporate Internet service providers to provide remote access to corporate networks.

     Advanced Services Family – comprised of value-added technologies and services to complement our data transmission services portfolio. The Advanced Services Family includes a new service, launched recently, called “Solução Card” (Card Solutions), to give access to Credit Card transactions and similar operations with our existent network services. Advanced Services Family also includes PLUS, which is a set of services that provide rental and management of telecommunications equipments to corporate customers, (2) VIP, which is a set of services that provide corporate customers the transparency of the network quality by combining on-line reports, differentiated service level agreements and pro-active network supervision, and (3) Audio, Video and Web Conferencing Services, which is a new product that we market to corporate customers under the “MultiConferências” brand name as a value-added service, which is fully integrated, with expert advice, support and management.

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

     Brasil Telecom Comunicação Multimidia plays a key role in our strategy to expand outside Region II, due to its excellent positioning in the key data service markets (São Paulo, Rio de Janeiro and Belo Horizonte) as well as its highly qualified executive team. With a technologically advanced data network which complements our existing networks, Brasil Telecom Comunicação Multimidia gives us direct access to main corporate clients in Brazil to whom we can offer national as well as international services, through Grupo BrT Cabos Submarinos' infrastructure. The integration process of Brasil Telecom Comunicação Multimidia with our other services, carried out throughout 2004, captured many synergies, not only on sales opportunities but also in reduction of general and administrative, and information technology costs. According to a study we conducted in 2002, approximately 80.0% of the interregional long-distance traffic originating in our region terminates in the three states where Brasil Telecom Comunicação Multimidia has its network, and using its infrastructure, we realize savings, as we do not have to use a third party infrastructure to complete these calls. The integration of Brasil Telecom Comunicação Multimidia with our existing services also increases our competitiveness in the other regions, furthering our strategy of expanding beyond Region II.

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

     Grupo BrT Cabos Submarinos

     We offer to our clients connectivity services and international broadband circuits between South and North America, using state-of-the-art fiberoptic network connecting Brazil, US, Venezuela and Bermuda, through Brasil Telecom GlobeNet. This network is comprised of a 22 thousand km state-of-the-art sub-sea network, totally redundant and with the smallest latency connecting the Americas.

     Since our backbones are fully integrated, Brasil Telecom GlobeNet allows the expansion of Brasil Telecom’s services portfolio to our clients in the international market.

     With offices in Boca Raton, São Paulo and Caracas, Brasil Telecom GlobeNet is comprised by four companies: Brasil Telecom Cabos Submarinos Ltda., Brasil Telecom of America Inc., Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. and Brasil Telecom Venezuela S.A., all directly or indirectly controlled by Brasil Telecom S.A.

     Seeking to consolidate its leadership position in the markets it is present in, Brasil Telecom GlobeNet concentrated its efforts during 2006 on the upgrade of available capacity, increase in capillarity, developing new services and creation of strategic partnerships.

     The SDH network was increased by 40 Gbps and the expansion of the sub-sea DWDM network was initiated and is already in an advanced stage, which will result in a greater available capacity for the clients and greater economy in scale. Currently, the network has an installed capacity of 80Gbps, and may be increased to 1.36 Tbps.

     The opening of new Points of Presence (“PoP’s”) in Miami and New York increased our capacity to provide service to new clients through the expansion of the network capillarity and by adding capacity to offer new interfaces. As a result, we were able to attract several large north American operators as new clients. This initiative also resulted in cost reductions in our network formation in the US.

     Seeking an increase in the business’ value chain, new service based on IP and Ethernet technologies were developed, which allowed Brasil Telecom GlobeNet to serve new demands from its clients, at the same time it maximizes its operating margins. Additionally, the fine tuning of partnerships in Latin America and US have created important business opportunities.

     Our systems operations have a reliability of 99.99% which results in excellent service quality for our customers, and allows us to support our international traffic of voice, data and IP without the need for third party support. This autonomy has a direct and beneficial effect on interconnection cost reduction and transport. In 2005 and 2006, we saved US$16 million and US$21 million, respectively in expenses we would otherwise have incurred for international capacity rent. In 2007, this amount is expected to be approximately US$25 million.

Internet Services – “Internet Group”

     By late October 2005, we initiated the operational integration process of the three Internet service providers under the Internet Group brand name. The consolidated operation will allow us to increase traffic and paid services revenues, benefit from operational synergies and offer a broader portfolio of products and services. We intend to use our Internet business to extend our footprint in the Brazilian market through the creation of an important customer relationship channel with the audience of our portals. The Internet Group will be our main distribution vehicle for entertainment, communication, information, services and access in the market.

     Together our portals comprise a base of 3.7 million dial-up users active in the last 30 days of 2006, 1.1 million broadband customers, 0.3 million paid services customers, 5.1 million active e-mail accounts in the last 90 days and 8 million residential unique visitors to our portal, which makes us the largest dial-up service provider in Latin America and the second largest Brazilian broadband ISP.

     BrTurbo

     BrTurbo was created in 2002 as a broadband ISP to offer competitively priced broadband access and Internet content in Region II. Throughout 2006, BrTurbo's content has been integrated and enriched by iG’s content and its product portfolio. We also extended the coverage offered by BrTurbo Asas utilizing Wi-Fi technology through new partnerships.

     2006 was a year to strengthen our brand position. We focused on maintaining a strong presence of our BrTurbo brand in Region II through tactical sales campaigns and the extension of our distribution channels. We launched several marketing relationship programs in the region whose successes were recognized with two significant awards: Marketing Best 2006 and Ampro Globe Awards.

     On December 31, 2006, BrTurbo reached 0.8 million broadband customers, an increase of 39.6% over 2005, and a market share of 57.4% in Region II.

     iBest

     iBest was conceived in 1999 to promote the “Prêmio iBest”, an Internet award instituted in 1995 that quickly became a national reference for Internet awards in Brazil. The 11th award ceremony held in 2006 included 25 thousand sites, 1,800 executives, and over 1 million votes.

     In December 2001, iBest extended its activities in the Internet market by providing free dial-up Internet access. The acquisition of iBest in June 2003 was a significant step in our Internet strategy. iBest is 100% controlled by Brasil Telecom, and consolidates our existing leading position in the ISP market in Region II, giving us approximately 56% of the market share as of December 31 2006 with 1.6 million users active in the last 30 days.

     iBest generated approximately 21.1 billion minutes of incoming calls during 2006, an increase of 12% over 2005. Through iBest, we have been able to minimize the risk of traffic drain by stimulating the use of iBest dial-up access, thereby increasing incoming traffic to our network. Traffic drain occurs when a competitor offers free Internet services to customers in our region. Because the interconnection regime in Brazil requires us to pay an interconnection fee to the service provider who completes a call originating from our network, free Internet increases the traffic in the only direction that generates interconnection revenue for the service provider. Without a matching increase in traffic in the other direction, the continued traffic imbalance would result in increasing costs for us.

      iG

     We also offer Internet services through iG which we acquired in November 2004. iG was the first Brazilian portal to offer free Internet access. Since inception, its business model has evolved significantly and the portal generates important revenue streams through advertising, e-commerce, broadband access, content commercialization, traffic generation, and other paid services such as connection accelerator, telephone customer support, wireless portal, premium email, hosting services, among others.

     Throughout 2006 additional efforts have been placed in the online advertising market to develop new product lines, advertising formats and applications. These efforts have paid off during the year and we were able to achieve advertising revenue growth above market levels.

     iG is considered the largest Brazilian dial-up Internet service provider measured in both traffic and number of users with a market share of more than 11% of dial-up Internet minutes in Region II. iG has a presence in more than 2,100 cities, with approximately 2.1 million active dial-up users in the last 30 days of 2006. The 21.3 billion Internet minutes generated from iG positions was the leader of traffic generation in Regions I and III. As of December 31, 2006, iG’s broadband client base totaled 0.3 million and the paid services base reached 0.2 million.

     The iG brand is being re-positioned to promote increased traffic by empowering the Internet user. Since its acquisition, iG has launched several collaborative tools like blogs, chat, photo album, video player and online dating service, and has developed new channels that promote the creation and distribution of the content created by the user like Minha Notícia, Fale com o candidato e Jornal de debates. The portal also formed new partnerships in several areas such as entertainment, news, sports and education. iG was also able to enter an important agreement to bring the Internet game Second Life to Brazil.

     Through its wireless content portal, iG extends its reach and offers to mobile users a variety of products, such as ring tones, cards, images, news and videos.

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

     Competition in wireless services is intense, as the market is open to a number of larger competitors. Region II has the highest penetration rate by external competitive service providers in the country. The following table shows the percentage of total wireless services provided by outside service providers into Region II:

			Percent Change Over
Penetration	September 2004	December 2006	Period

Region I	26.6%	46.8%	20.1%
Region II	40.2%	63.0%	21.8%
Region III	38.7%	58.8%	20.1%

_________________________
Source: Anatel.

     With effective implementation of mobile operations, we became the largest integrated telecommunications carrier in Region II. In 2006, our convergent and innovative products and our one-stop-shop flagship store point of sales program helped both our mobile and fixed operations.

     We are a member of the Fixed Mobile Convergence Alliance, or FMCA, a 22 member association with the principal goal of offering integrated products and technologies to clients from all members. We have also announced the entry of Brasil Telecom GSM as a sponsor member of the Internet Segura Movement, or MIS, and associated with Electronic Market Brazilian Commission (“E-Net Commission”). We are the first telecommunications company of the sector to participate in MIS. We believe that the best way to prevent Internet fraud is to educate our users. MIS acts to educate users on the necessary steps that must be taken to safeguard security information while using the Internet.

     Furthermore, in relation to wireless Internet services, Anatel issued an invitation to bid for the rendering of services of broadband wireless system between 3.5 GHz and 10.5 GHz (such as WiMax). The invitation provided that only companies that already held authorization for the rendering of Switched Fixed Telephone Services or for the Multimedia Communications Services could participate. On the other hand, the invitation also provided that a concessionary that renders Switched Fixed Telephone Services or the Multimedia Communications Services, such as our company, cannot render the services of broadband wireless system in the same location.

     The provision which prohibited us from rendering the broadband wireless system services at the same location as the fixed switched telephone services received several comments and reconsideration requests, including from us. Notwithstanding, Anatel maintained its decision of prohibiting us from providing these services at the same location. We, along with the other incumbents, represented by the Brazilian Association of Concessionaries of the Public Switched Telephone Network (“ABRAFIX” – Associação Brasileira das Concessionárias do Serviço Telefônico Fixo Comutado) have filed a judicial order against the restriction noticed by Anatel and, on August 31 2006, an injunction was granted, allowing us to participate in the bid. All the appeals filed by Anatel were not accepted. Thus, ABRAFIX’s injunction is still in effect, allowing us to participate in the bid within our concession area. We are still attempting to participate in this bid. However, there are no assurances that we will succeed.

     Recently, on September 4, 2006, the Brazilian Audit Court ordered Anatel to suspend the bid procedure until the Brazilian Audit Court gives its opinion over the merits of the procedure. Since then, there has been no development on such bidding procedure.

     Products and Services

     Through Brasil Telecom GSM, we offer three types of plans: post-paid, pre-paid and control (a plan where clients establish a pre-determined monthly rate and buy pre-paid credits if they wish to make extra calls). In addition to voice services, Brasil Telecom GSM clients can also take advantage of value-added services, some of them exclusive to our clients. For example, we are the only operator to offer mobile banking service to our clients (regardless of the service provider of the mobile phone the client is using). We also offer Brasil Virtual Net, allowing our corporate clients to control their employees’ use of the Internet, and mobile E-Mail, allowing our corporate clients to communicate, receive and answer e-mails through the use of a voice phone.

     The following table summarizes some of the services that we currently provide to our wireless service clients:

Games	Downloads	Infotainment	Messaging	Others
Ego	Wall Paper	Interactivities	Album	Mobile E-Mail
Java Games	Screen Saver	Menu BrT (1)	Blog	Brasil Virtual Net
Perfil	Monofonics Ringtones	News	Multimidia Card	Voice Mail
Quiz	Truetone	Jokes Services	Messenger	Caller Id
Senhor da Guerra	Polyphonic Ringtones	Casseta Portal	BRT GSM SMS	Call-Waiting
Super Trunfo	Videos	Voice Portal	SMS Chat	Conference
Fulano Premiado		Wap	MMS	GPRS/EDGE
Alien Revolt		Wap Show (2)	Rybena SMS (3)	Follow-Me
Futcel			WEB SMS	Banking
Bolão Adidas			Beltrano	Integrate Virtual Answer Machine (5)
Joga Brasil			PakEros (4)	Advanced Voice Mail
Scotland Yard			m-Encontra (4)
WEB SMS

(1)	Menu BrT is a menu where the users can find services offered by Brasil Telecom, such as games, dating services, news, etc.

(2)	Wap Show is a tool that our clients use to create and administer personal or business websites, allowing them to make available for download mobile phone ring tones, applications, or photos.
(3)	Rybena SMS allows everyone to communicate with the deaf and hard of hearing through messages that are translated into the Signal Brazilian Language, enabling the deaf and hard of hearing to see messages in written form, through flash animation on their mobile phones.
(4)	m-Encontra and PakEros are dating services. Those services allow the user to complete a profile which is then matched with someone compatible.
(5)	Integrate Virtual Answer Machine is a tool for clients who have fixed-line and mobile phone service from our company. With this service is possible to integrate fixed line voice mail for up to eight of our mobile voice mails, allowing our customers to receive voice mail message in one of eight distinct mobile voice mail boxes.

     In addition to our basic services, we have offered several incentives designed to increase recognition of our brand name and foster customer loyalty, including convergence products, launch promotions, our one-stop-shop flagship stores, real time customer retention programs, and roaming incentives.

     Convergence Products

     “Bônus Todo Mês” (Bonus Every Month). This product allows post-paid clients (described under “Post Paid Plans” below) to designate any Brasil Telecom fixed-line number to earn up to 50 minutes per month, equivalent to 25 pulses, (20 minutes per month, equivalent to 10 pulses, to control clients (see the description of control plans below) and 10 minutes per month, equivalent to 5 pulses to pre-paid clients) in free local calls to any fixed-line number.

     “Bumerangue 14” (Boomerang 14). This product allows Brasil Telecom GSM clients to earn credits from long distance calls made using our carrier selection code (“CSC 14”). Clients can then use their credits to make free local calls from their mobile phone to any Brasil Telecom fixed or mobile number.

     “Grupo Toda Hora” (All Time Friends). This product allows Brasil Telecom GSM post-paid clients to designate up to 14 numbers to connect with at a reduced rate of only R$0.10 (excluding taxes) per minute, at any time. The designated numbers may be fixed-line numbers of any operator or Brasil Telecom GSM mobile numbers. Brasil Telecom GSM pre-paid clients and control clients can elect seven numbers to connect with at 50% reduced rate,.

     “Cartão Único” (The Unified Card). This pre-paid service merges mobile, fixed-line and payphone services. Clients buy credits for their pre-paid mobiles, but also have the option to use the same credits to make phone calls from fixed-line or payphones. The client simply calls a toll free number and identifies the number to be called. The cost of the call is deducted from the pre-paid credits, and the rate charged is lower than the pre-paid’s.

     Telecom GSM is also the only operator to offer SMS credits every time a calling card is purchased, regardless of the face value of the card.

     “Telefone Único” (Unified Phone): The Unified Phone is a breakthrough in telecom services. This product allows clients to make calls either as a mobile or as a fixed, through a cellular phone, depending on his or her location. For example, when at home the client can chose to make a call through his fixed or through his GSM line. This way the consumer can benefit from the best call prices provided. Brasil Telecom is one of the few operators in the world to offer such a product .

      “Secretária Virtual Integrada” (Integrated Voice Mail): This product integrates the voice mails (messages) left in the Brasil Telecom GSM client´s mobiles (up to 8 different numbers) and fixed lines.

     Two Years of Operations

     After two years of operations, we believe Brasil Telecom Mobile has demonstrated that, although Anatel considers it the fourth mobile operator, in fact, its strong concepts of convergency qualify it as the first convergent operator in Brazil and Region II.

     In these two years, several innovative processes have been led by Brasil Telecom, such as the Pula-Pula, Brasil Vantagens, Banking, Convergent Pre-Paid Card, Único Phone, among others.

     This inclination to revolutionize the market resulted in the acknowledgement of the clients within Region II, who made Brasil Telecom one of the record holding fourth entrant companies in terms of market share after two years of operations, with 3,377 thousand subscribers by the end of December 2006.

     Brasil Telecom’s highlights are not only in its number of terminals, but also in the post-paid mix, Average Revenue Per User (ARPU) and in the Subscriber Acquisition Cost (SAC), related further on the chapter dedicated to the Operating Performance.

     New Service Plans

     It would be normal to expect that after two years of operations Brasil Telecom would reformulate its family of plans, adjusting it to its strategy.

     The change in the interconnection regime from “traffic unbalancing” (where operators only paid the interconnection tariff for other mobile operators when the local traffic exceeded 55% of the total traffic) to full bill (the tariff is paid for all the outgoing local traffic) was a great change which occurred in 2006, directly affecting the profitability of the companies and creating a new dynamic for the business model of the operators. As a response, Brasil Telecom Mobile repositioned significantly the prices to its clients and the services with less profitability, creating a new family of plans.

     Corporate and Business Plans – “Sua Empresa” Plan (Your Company Plan): the promotional discounts were reduced due to the implementation of the full bill system.

     Brasil Virtual Net Plan – this plan was extinguished due to the implementation of the full bill system.

     Control Plan – this plan was changed in February 2006. Previously the client paid for the services (minutes included or franquia) every other month, now they pay every month, but receives bonus minutes in the same amount as the minutes included (franquia).

     Post-Paid Plans – “Conta Light” and “Sua Empresa” Plans (Light Account and Your Company, respectively)

     These plans offers to individuals and corporations the best tariffs for calls within Brasil Telecom’s network, including mobile and fixed line phones. Additionally, the “Fale Ganhe” (Speak Win) promotion distributed bonuses to clients of these plans to be used to make free calls for cell phones of other operators. The bonuses are generated in the ratio of one-to-one, every time the client receives calls incoming from other mobile operators. Basically these plans seek to link the client’s bonuses to their economic-financial results even in the current inter-connection rules.

     Pre-Paid Plans – New Pula-Pula

     This plan was created in August 2006, after the implementation of the full bill. The bonus limits were extended from R$30 to R$100, however, the bonus may be used only for intra-network calls.

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

     Roaming

     The use of Brasil Telecom GSM phones is not restricted to Region II. Our clients have countrywide coverage through roaming agreements. Brasil Telecom GSM preferred roaming partners are Oi and TIM in Regions I and III, respectively. As a result of an agreement between Brasil Telecom GSM and Oi, our clients do not pay for roaming charges and can benefit from advantageous rates when using their phones in Oi´s authorization area, comprising the three south-eastern states (Minas Gerais, Rio de Janeiro, and Espírito Santo), the four northern states (Amazonas, Amapá, Pará, and Roraima) and the nine states in the northeast of Brazil (Bahia, Sergipe, Alagoas, Pernambuco, Paraíba, Rio Grande do Norte, Ceará, Piauí, and Maranhão). In the cities not covered by Oi the roaming will be done by Claro or Tim, with additional collection. In 2005 Brasil Telecom GSM established roaming data (GPRS) agreements with Claro and Oi operators, giving us coverage in all states for data services and therefore giving our customer the mobility to roam not just within Region II but to all Brazilian States. As of December 2006, we had 93 agreements with international operators in 91 countries, covering the main tourist routes in South America, North America, Europe and Asia (Japan).

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

Wireless Clients

     As of December 31, 2006, Brasil Telecom GSM had 3.37 million clients, which represented a 12.1% market-share in Region II, an increase of 3.4% from the prior year, with 29.4% of the clients in the post-paid category. A market research study conducted in July 2005 indicated that Brasil Telecom GSM has a 15.0% market share among corporate clients. The 2006 blended average revenue per user (“ARPU”) was R$31.80 resulting from a pos-paid ARPU of R$43.10 and a pre-paid ARPU of R$26.50 (affected by the interconnection regime change established by Anatel in July 2006). These values reflect the promotion discounts “Pula-Pula” and “Fale por Menos.”

     Subscriber Acquisition Cost

     For fiscal 2006, our subscriber acquisition cost was R$139.40, considered to be a fair amount, given the excessive competition for mobile telephone clients in our region. We expense our subscriber acquisition costs as incurred as opposed to capitalizing them and expensing them over time, a common practice for other operators.

     Investments in our Infrastructure

     In 2006, investments in our infrastructure totaled R$281.5 million. This amount includes disbursements to network implementation, IT equipments and platforms, installation of twenty stores, pre-operational costs realized until October 2005 and the acquisition of an additional 900 MHz license to improve the quality of data and voice services offered to our clients.

     Investments in Coverage

     In 2006, we implemented 297 new wireless facilities, for a total of 2,406 facilities as of December 31, 2006, covering 87% of the population in Region II. In addition, we have made infrastructure investments in many locations in order to improve the signal quality and provide coverage to indoor locations, such as shopping malls, stadiums and other public locations.

     Integration

     Our Brasil Telecom GSM sales team works with the commercial business areas of the rest of our Group to offer to our wireless telephone clients our entire portfolio of products and address the needs of our clients within Region II.

     Points of Sales

     As of December 31, 2006, Brasil Telecom GSM had 28 points of sale, including 20 flagship stores, 52 kiosks, 829 exclusive authorized dealers, 2,191 non-exclusive authorized sales agents, and 82 pre-paid card resellers.

     Employees

     Brasil Telecom GSM had 636 employees as of December 31, 2006, dedicated to commercial area, new business and planning and management sales. Our employees are trained to recognize and implement synergies across the various services and products that are offered by our numerous platforms.

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

     The states in our region, Region II, cover an area of approximately 2.8 million square kilometers, representing 33% of the country's total area and generating approximately 27% of Brazil's Gross Domestic Product (“GDP”). The estimated population of our region was approximately 44 million, representing approximately 24% of the population of Brazil. Our region has four metropolitan areas with populations in excess of one million inhabitants, including Brasilia, the capital of Brazil. Our business, financial condition, results of operations and prospects depend on the performance of the Brazilian economy and the economy of our region, in particular.

     The following table sets forth certain key economic data for the states in our region in 2002, the date of Brazil’s most recent Civil Register census.

		Population	Percentage of	Per capita
	Population	per square	Brazil's GDP	income (R$)
State	(millions)(1)	kilometer(1)	for 2002(1)	for 2002(1)

Paraná	9.9	49.59	6.05	8,241
Santa Catarina	5.6	58.63	3.85	9,272
Distrito Federal	2.2	375.78	2.65	16,361
Tocantins	1.2	4.36	0.26	2,931

		Population	Percentage of	Per capita
	Population	per square	Brazil's GDP	income (R$)
State	(millions)(1)	kilometer(1)	for 2002(1)	for 2002(1)

Mato Grosso	2.6	2.92	1.33	6,773
Mato Grosso do Sul	2.2	6.06	1.14	7,092
Rondônia	1.5	6.33	0.54	4,843
Rio Grande do Sul	10.5	37.23	7.76	9,958
Acre	0.6	3.86	0.17	3,833
Goiás	5.3	15.54	2.33	5,921

(1)	Source: Instituto Brasileiro de Geografia e Estatística (“IBGE”), pursuant to the 2002 Regional Accounts of Brazil.

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

     The following table indicates the individual performance of each of our concessions in accomplishing their respective quality of service obligations as of December 31, 2006.

Quality Performance of Services measured on December 31, 2006

					Tele-
	Teleacre	Teleron	Telemat	Telegoías	brasília	Telems	Telepar	Telesc	CRT	Pelotas	Target

Rate of completed originated local calls – Morning	72.60	76.72	71.91	72.66	70.09	71.57	72.41	70.68	71.29	70.36	70.0
Rate of completed originated local calls – Night	77.86	76.35	71.29	73.83	70.57	70.25	70.50	70.15	70.14	70.28	70.0
Rate of completed originated DLD calls – Morning	77.44	72.81	71.67	73.88	74.22	72.59	71.83	73.39	71.89	74.21	70.0
Rate of completed originated DLD calls – Night	78.75	81.95	71.02	74.25	71.51	73.67	68.72	70.86	71.22	71.01	70.0
Rate of amount of repair requests per 100 accesses in service – Integral	1.16	1.13	1.37	1.30	1.23	1.02	1.26	1.30	0.00	1.14	1.50
Rate of amount of repair requests per 100 public telephones – Integral	1.33	5.78	5.14	7.03	6.73	5.51	7.27	5.25	3.60	4,78	8.0
Response rate for user telephones of the PSTN within 10 seconds – Morning	100.00	99.89	99.87	97.83	99.76	99.95	98.11	97.67	97.68	97.83	95.0
Response rate for user telephones of the PSTN within 10 seconds – Night	100.00	100.00	100.00	99.66	99.79	99.81	99.82	99.70	99.82	100.00	95.0
Amounts of bills with complaints of errors in every 1,000 bills issued – loca mode	2.58	3.46	2.69	2.52	1.99	2.56	2.49	2.56	2.72	2.99	2.0
Amounts of bills with complaints of errors in every 1,000 bills issued – DLD mode	1.97	2.65	2.27	2.55	1.96	2.00	2.14	1.68	1.14	1.87	2.0
Rate of claimed inaccurate bills with credit issued (for each 100 bills) for the local mode – Integral	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	98.0
Rate of originated DLD calls not completed due to traffic jam – Morning	1.60	1.26	0.91	1.13	1.53	1.01	0.83	0.96	0.64	0.08	4.0
Rate of originated DLD calls not completed due to traffic jam – Night	4.82	1.54	1.18	1.19	2.02	1.05	1.01	1.33	0.75	0.42	4.0
Rate of originated local calls not completed due to traffic jam – Morning	0.96	0.56	0.59	0.55	1.18	0.52	0.44	0.53	0.46	0.23	4.0
Rate of originated local calls not completed due to traffic jam – Night	0.76	0.76	0.72	0.87	0.85	0.89	0.38	0.58	0.93	0.77	4.0
Response rate to repair requests made by residential users in up to 24 hours – Integral	98.54	99.45	99.45	99.60	99.60	99.48	99.64	99.63	99.27	100.00	98.0
Response rate to repair requests made by non-residential users in up to 8 hours – Integral	98.88	98.67	99.08	99.45	98.99	98.79	99.26	99.09	98.83	98.03	98.0
Response rate to repair requests made for public telephones in up to 8 hours – Integral	100.00	99.10	99.66	99.83	100.00	100.00	99.42	99.71	99.95	100.00	98.0

Quality Performance of Services measured on December 31, 2006

					Tele-
	Teleacre	Teleron	Telemat	Telegoías	brasília	Telems	Telepar	Telesc	CRT	Pelotas	Target

Response rate to address change requests from residential users in up to 3 business days – Integral	100.00	99.61	100.00	99.83	99.76	99.76	99.93	99.83	99.81	100.00	98.0
Response rate to address change requests from non residential users in up to 24 hours – Integral	100.00	99.00	99.42	99.42	98.17	98.40	99.92	98.73	99.24	100.00	98.0
Rate of completed calls for Call Center – Morning	99.10	99.10	99.10	99.54	99.59	99.21	98.82	99.27	99.73	99.49	98.0
Rate of completed calls for Call Center – Night	100.00	98.20	99.46	99.35	99.51	99.15	99.01	99.35	99.48	100.00	98.0
Rate of delivery of bills to the customer before 5 days of the expiration	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100

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

     During 2006, all our universalization targets of the General Plan on Universal Service were met.

     The following table indicates certain of our obligations relating to the expansion of our network in 2006 and our performance in satisfying those obligations as of December 31, 2006.

	Targets at	Company status at
	December 31, 2006	December 31, 2006

Fixed-line service available to all communities larger than
(inhabitants)	300	obligation met
At least one public phone available to all communities larger
than (inhabitants)	100	obligation met
Maximum waiting time for installation of a line (weeks)(1)	1	obligation met
Minimum number of public telephones (per 1,000 inhabitants)	6	6.4

(1) Applies only to areas where fixed-line service is fully available.

Our Rates

     For basic plans, our concessions establish a mechanism of annual rate adjustment, based on rate baskets and the use of a price index. Until December 2005 this index was IGP-DI, in January 2006, it was replaced by the Telecommunications Industry Index (“IST”), a sectorial price index. Two rate baskets are defined, one for local services (local basket) and one for long-distance services (DLD basket). The rates for the provision of services through payphones and the rates for address changes are treated separately.

     Until December 31, 2005, the adjustment index considers the IST index variation, discounting the pre-established productivity factor in the concession contract. Within each basket, the rates have a cap price, which can be adjusted up to a percentage above the established index (up to 5.0% higher for the local basket and up to 5.0% higher for the DLD basket). However, the application of a higher index to one of the items in the basket will require a balancing of the remaining items so as not to exceed the established limit for such basket. After December 31, 2005, some changes were introduced due to concession contract renewal. The adjustment index considers the IST index variation, discounting the pre-established productivity factor which is calculated according to methodology defined on Norma 418/05. Within each basket, the rates have a cap price, which can be adjusted up to a percentage above the established index (up to 5.0% higher for the local basket and up to 5.0% higher for the DLD basket). However, the application of a higher index to one of the items in the basket will require a balancing of the remaining items so as not to exceed the established limit for such basket

     The local basket includes basic subscriptions and local pulse/minute, and represents the weighted average of these rates. The national long-distance basket includes all different prices for calls, which vary according to the distance and the time of connection.

     On the adjustment dates for the local and DLD baskets, the adjustments for network usage rate are also approved. These rates apply when our networks are used by other telecommunications carriers.

     The maximum adjustment indexes allowed for the baskets within the period of 2002 to 2006 are as follows:

	2002	2003	2004	2005	2006

Local Basket	8.3%	16.0%	6.9%	7.3%	(0.42)%
DLD Basket	4.9%	12.5%	3.2%	2.9%	(2.77)%

     On July 11 and 18, 2006, Anatel confirmed a decrease in rates, in connection with local and long distance services and network usage, as provided for in our concession contract. These rate decreases were equal to an average of 0.42% on local services and 2.77% on domestic long distance services. The maximum rates for international long distance calls were increased by 8.4% (basic plan).

     The renewal of the concession contracts also established what parameters will be used to the adjustment rates. IST, created by Anatel as an index basket of existing public prices, is now the official index to measure sector inflation and adjust rates. For 2006 and 2007, the agency has established a model which will reduce the readjustment levels to pass part of the productivity gains obtained by the companies to the users. In 2006, the IST index was lower than IGP-DI, which may reduce the rates adjustment in 2007.

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

     Since July 11, 2006, the date of the last rate adjustment, average monthly subscription charges (net of taxes) have been R$27.28 for residential customers, R$40.36 for non-residential customers, and R$33.32 for trunk customers.

     Users of measured service pay for local calls depending on usage, which is measured in pulses. Pulses occur systemwide every four minutes and are recorded independently of when the individual calls are actually made. In addition to system-wide pulses, the system records one pulse for every call when the call is connected. After the first pulse, only system-wide pulses are used in determining the charge for a call. As a result, the time between the first and the second (system-wide) pulse may vary. For example, for a call being charged using four-minute pulse increments, the time between the first pulse and the second (system-wide) pulse may vary between one second and four minutes. In the first quarter of 2007, the pulses will be substituted by minutes, and all calls will be charged by their duration, in minutes, rather than by the number of pulses.

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

     Since the last rate adjustment, on July 11, the average pulse charge (net of taxes) has been of R$0.10996.

     The following table sets forth selected information regarding our subscription charges and measured service charges for local telephone services for the periods indicated.

	Year ended December 31

	2004	2005	2006

Average rates for local telephone service(1)		(reais)
Monthly subscription:
Residential	25.5	27.4	27.28
Commercial	36.7	39.5	40.36
Measured service (per local pulse)	0.10294	0.11042	0.10996
(1)   Average rates, net of taxes.

     In addition to the average pulse charge, since the last rate adjustment on August 1, 2006, we have been charging an activation fee for a new line, net of taxes, between R$6.78 and R$47.59 (depending on the state). In 2006, Anatel determined that the fee for address change should be the same amount of the activation fee of a new line.

     From the first semester of 2007 on, the pulses will be converted into minutes and all calls shall be charged by their effective duration in minutes. With this new criteria, our receipts may be affected due to possible changes of tariff plans by our customers.

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

     The following table sets forth selected information regarding our domestic long-distance rates during the periods indicated.

		Year ended December, 31

	2004	2005	2006

Domestic long distance rates (1)		(reais)
0 to 50 km	0.62	0.63	0.67
50 to 100 km	0.90	0.93	0.93
100 to 300 km	1.05	1.08	1.05
Over 300 km	1.13	1.16	1.07
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

  in calls terminating at our network, originating from networks of mobile carriers; and

  in local fixed-to-fixed type calls made between two local telephone carriers at the same location. In this case, network usage rates apply to the volume of traffic received above 55.0% of the total volume of minutes between the two networks. The revenue will be calculated on the amount exceeding this limit. Anatel intends to change the interconnection revenue to consider the total volume of minutes between the two networks, but this change of criteria still depends on further regulation.

     The Local Network Usage Rate (Tarifa de Uso de Rede Local, or “TU-RL”) is applied when third parties use our local network to complete their calls. When third parties use our long-distance network the Intercity Network Usage Rate (Tarifa de Uso de Rede Interurbana, or “TU-RIU”) is applied.

     The following table sets forth the average per-minute rates that we charged for network services during the indicated years.

	Year ended December, 31

	2004	2005	2006

		(reais)(1)
Network usage rate (local)	0.05248	0.04548	0.03663
Network usage rate (long-distance)	0.11083	0.11408	0.08109
(1) Net of taxes.

     On January 1, 2006, the Local Network Usage Rate was set at 50% of the tariff for each minute of the local service and the Intercity Network Usage Rate was set as 30% of the D4 tariff for long distance service.

     Our revenue from network services also includes payments from other operators based on specific agreements to share our network and other infrastructure. Other telecommunications service providers, such as providers of trunking and paging services, may use our network to connect a central switching station to our network. Some mobile service providers use our network to connect mobile central switching stations to the mobile radio base stations. We also lease transmission lines, certain infrastructure and other equipment to other providers of telecommunications services.

     The maximum value for the Local Network Usage Rate was set at R$0.02930 effective in January 2007.

Fixed-Mobile Rates

     Wireless telecommunications services in Brazil, unlike in North America, are offered on a “calling party pays” basis. Under this policy, a mobile subscriber generally pays mobile usage charges only for calls made by such subscriber and not for calls received. In addition, a subscriber pays roaming charges on calls made or received outside his or her home registration area. Calls received by a subscriber are paid for by the party that places the call in accordance with a per-minute rate. For example, a fixed-line phone has specific rates for calls made to other mobile users. These mobile rates are divided in Communication Value – 1, or VC-1, for local calls, Communication Value – 2, or VC-2, for calls outside the subscriber's registration area but still inside the region where the respective operator provides service, and Communication Value – 3, or VC-3, for calls outside the subscriber's registration area and outside the region where the respective operator provides service.

     We charge our fixed to mobile calls based on per-minute charges, on either VC-1, VC-2, or VC-3 rates, when a fixed-line service customer calls a mobile subscriber. In turn, we pay the cellular service provider a mobile network usage charge for such calls. For local calls, the VC-1 is applied, and for national long-distance calls, the VC-2 and VC-3 rates are applied. Local calls where VC-1 is applied are included in our local services revenues, while intraregional calls where VC-2 or VC-3 are applied are included in our intraregional and long distance service revenues.

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

     At the same time, rates for mobile network use (“VU-M”) are also readjusted and are used to determine the amount that fixed-line carriers will have to pay for fixed to mobile calls, whether in local range (VC-1) or in national long-distance range (VC-2 and VC-3).

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

     The following table sets forth the average per-minute rates that we charged for fixed-to-mobile services during the indicated years.

	Year ended December, 31

	2004	2005	2006
		(reais)(1)
VC-1	0.443	0.479	0.479
VC-2	0.906	0.906	0.95
VC-3	0.997	0.997	1.05

(1) Net of Taxes

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

	Year ended December 31,

	2004	2005	2006

Average rates for monthly line rental per leased circuit:		(reais)
Local circuit
4.8 Kbps	302.00	302.00	302.00
9.6 Kbps	302.00	302.00	302.00
64 Kbps	586.00	586.00	586.00
2 Mbps	6,636.00	6,636.00	6,636.00
Long-distance circuit(1)
4.8 Kbps	1,303.00	1,303.00	1,303.00
9.6 Kbps	1,303.00	1,303.00	1,303.00
64 Kbps	3,317.00	3,317.00	3,317.00

	Year ended December 31,

	2004	2005	2006

2 Mbps	37,566.00	37,566.00	37,566.00

(1) Maximum rates, net of taxes, assuming a transmission distance between 300 and 500 kilometers.

     The table below sets forth the rates that we charged for ADSL services in 2006. These costs do not include the fees normally paid by customers to their ISP’s. The portfolio was changed in 2006 with higher speeds and a new product for games, called “Turbo Jogos.”

Residential Plans	Downstream/Upstream Speed	Monthly Subscription(1)

Turbo 250	Up to 250 Kbps/Up to 128 Kbps	59.90
Turbo 400	Up to 400 Kbps/Up to 200 Kbps	79.90
Turbo 600	Up to 600 Kbps/Up to 300 Kbps	99.00
Turbo 800	Up to 800 Kbps/Up to 300 Kbps	118.99
Turbo Jogos 600	Up to 600 Kbps/Up to 512 Kbps	108,99
Turbo Jogos 1000	Up to 1.0 Mbps/Up to 512 Kbps	219.99

Corporate Plans	Downstream/Upstream Speed	Monthly Subscription(1)

Turbo Empresas 400	Up to 400 Kbps/Up to 200 Kbps	119.90
Turbo Empresas 800	Up to 800 Kbps/Up to 400 Kbps	253.12
Turbo Empresas 1.5 Mbps	Up to 1.5 Mbps/Up to 256 Kbps	593.44

(1) Monthly rates in reais, including taxes.

Wireless Rates

     Our authorization establishes a price-cap mechanism of annual rate adjustment, based on the IST price index for basic and alternative plans. The price-cap is a weighted average price for the services offered in our Basic and Reference Plans, that can include monthly subscription and particular roaming charges, depending on the plan, such as toll per call and local minute-basis tariffs. These Basic and Reference Plans are defined as compulsory by Anatel, and have to be offered by all operators.

     However, tariffs and prices for value-added services, such as data communications services, are not subject to regulation and can be defined on a competitive basis. Such services are offered as pay-per-use or volume-based packages.

     The Basic Plan follows a post-paid system, whereby clients pay a monthly charge for the availability of mobile services, regardless of utilization. In addition to this charge, subscribers are charged for the utilization of voice and data services. The Reference Plan (Brasil Cartão Plan) follows a pre-paid system, whereby our clients purchase credits in advance for the availability of mobile services.

     The following table sets forth selected information about the average charges for our Basic Plan in 2006:

Year ended December
31, 2006

Average rates for the Basic Plan(1):	(reais)
Activation	0.00
Monthly Subscription	27.74

Local calls to fixed-line numbers (per minute)	0.4138
Local calls to Brasil Telecom GSM (per minute – normal rate)	0.4138
Local calls to other wireless operators (per minute – normal rate)	0.4507

(1) Average rates, net of taxes.

     Different types of alternative plans are offered to our wireless clients: the Brasil Conta Plan, the Brasil Controle Plan, the Brasil Empresa Plan, the Brasil Conta Light Plan and the Sua Empresa Plan.

     The Brasil Conta Plan follows a post-paid system, whereby clients pay a monthly charge for a given package of inclusive minutes. Any minutes used in excess of such amounts are billed to the customer according to the selected package, so that packages with a greater amount of inclusive minutes are generally charged a lower rate. We offer 14 different packages of monthly inclusive minutes ranging from 50 to 2000 minutes. If subscribers do not use the total amount of inclusive minutes in any given month, the balance cannot be carried to the following month.

     The Brasil Controle Plan has characteristics of both pre-paid and post-paid systems. Clients pay a fixed monthly charge for the availability of mobile services, regardless of utilization. Payment of this charge includes cash credits of equal amount. Once all credits have been used, subscribers may purchase extra pre-paid credits. Rates charged for pre-paid and post-paid plans are not the same. If subscribers do not use the total amount of cash credits during its validity term they shall lose the unused credits.

     The Brasil Empresa Plan is exclusively offered to legal entities, and follows a post-paid system, whereby the client pays a monthly charge for several access codes and a given package of inclusive minutes, depending on the needs of the client. Any minutes used in excess of such amounts are billed to the customer according to the selected package, so that packages with a greater amount of inclusive minutes are generally charged a lower rate. If subscribers do not use the total amount of inclusive minutes in any given month, the balance cannot be carried to the following month.

      The Conta Light Plan follows a post-paid system, whereby clients pay a monthly charge for a given package of inclusive minutes for callings between subscribers of our wireless operator and from a subscriber of our wireless operator to a local fixed-line user. Any minutes used in excess of such amounts and the calls originated by a subscriber of our wireless operator to any access code of other wireless operator are billed to the customer, with different rates. The packages with a greater amount of inclusive minutes are generally charged a lower rate. We offer 14 different packages of monthly inclusive minutes ranging from 50 to 2000 minutes. If subscribers do not use the total amount of inclusive minutes in any given month, the balance cannot be carried to the following month.

     The Sua Empresa Plan is also exclusively offered to legal entities, and follows a post-paid system, whereby clients pay a monthly charge for a given package of inclusive minutes for callings between subscribers of our wireless operator and from a subscriber of our wireless operator to a local fixed-line user. The minutes of the package depends on the client’s necessity. Any minutes used in excess of such amounts and the calls originated by a subscriber of our wireless operator to any access code of other wireless operator are billed to the customer, with different rates. The packages with a greater amount of inclusive minutes are generally charged a lower rate. We offer 14 different packages of monthly inclusive minutes ranging from 50 to 2000 minutes. If subscribers do not use the total amount of inclusive minutes in any given month, the balance cannot be carried to the following month.

Taxes on Telecommunications Services

     The cost of telecommunications services in Brazil includes a variety of taxes. The principal tax is a state value-added tax, the Imposto sobre Circulação de Mercadorias e Serviços (“ICMS”), which Brazilian states impose at varying rates on telecommunications services. The current average ICMS tax rate for telecommunications services is 25.0% . However, the ICMS tax rate varies between states. In the State of Acre and the Federal District, for example, the ICMS tax rate is 25.0%, while in the State of Mato Grosso do Sul the ICMS tax rate is 27.0% and in the State of Goiás, the ICMS tax rate is 29.0% . The average effective ICMS tax rate for telecommunications services in 2006 is 23.3% . The difference between the nominal and effective ICMS tax rate is due to the non taxation of services rendered to clients who are exempt and to other telecommunications operators, according to the regulation in effect.

     The telecommunications tax burden also includes four other federal taxes, the Programa de Integração Social (“PIS”) and Contribuição para Financiamento da Seguridade Social (“COFINS”), which are two social contribution taxes based on our gross revenues, and the Universal Telecommunications Service Fund (“FUST”) and the Fund for Technical Development of Brazilian Telecommunications (“FUNTTEL”), which are two telecommunication taxes based on our gross operating revenues, incurring from the provision of telecommunications services, net of certain deductions.

     PIS is applied at a 0.65% rate and COFINS is applied at a 3.0% rate for telecommunications services. Since December 2002, we have been subject to a 1.65% PIS rate for services other than telecommunications services and may be entitled to PIS credits calculated on our costs and expenses to offset the PIS due on those services. Since February 2004, we have been subject to a 7.6% COFINS rate for services other than telecommunications services and may be entitled to COFINS credits calculated on our costs and expenses to offset the COFINS due on those services. The FUST and FUNTTEL are imposed on certain telecommunications services at the rates of 1.0% and 0.5%, respectively. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations—Other Brazilian Taxes.”

     In 2006, we paid taxes on telecommunications services in the amount of approximately 28.36% of our annual operating revenues.

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

     The following table sets forth information about our accounts receivable for the year ended on December 31, 2006. For the discussion of provisions for past due accounts, see “Item 5. Operating and Financial Review and Prospects—Operating Results.”

At December 31, 2006

Due	59.5%
Past due – 01 to 30 days	20.0%
Past due – 31 to 60 days	5.9%
Past due – 61 to 90 days	3.7%
Past due – 91 to 120 days	2.8%
Past due – More than 120 days	8.1%

Network and Facilities

General

     The network is the combination of the physical and logical infrastructure which provides telecommunications services, whether it is voice, data and/or image. In 2006, we took various steps to expand our voice, data and image networks.

Voice Network

     During 2006, we diminished our voice network through the disconnection of 394,000 lines. As a result, as of December 31, 2006, our voice network plant consisted of approximately 10.4 million installed lines, of which 8.4 million were in service. Of the lines in service at that time, approximately 66.0% were residential lines, 18.5% were commercial lines, 3.3% were public telephone lines and 12.2% were other service lines. Long-distance transmission is provided by a fiber-optic cable network and by microwave links.

     The following table sets forth combined information about our voice network for the periods indicated.

	At the year ended December 31,

	2005	2006

Installed lines (millions)	10.8	10.4
Lines in service (millions)	9.6	8.4
Average lines in service for year ended (millions)	9.5	8.5
Lines in service per 100 inhabitants	22.3	19.4
Percentage of installed lines connected to digital
exchanges	99.9%	100.0%
Number of public telephones (thousands)	296.6	277.9

Data Network

     As of December 31, 2006, we had 1,561,732 ADSL installed ports and 1,317,425 accesses in service, and in excess of 1 million customers, an increase of 30.6%, or 366,375 new ADSL accesses added, when compared to the previous year. During 2006, we increased the number of cities where we have ADSL ports from 1,256 to 1,475. The following table sets forth combined information about out data network for the periods indicated.

	Year ended December 31

	2005	2006	% Change

ADSL
Installed Ports	1,195,357	1,561,732	30.6
Accesses in Service	1,013,893	1,317,425	29.9

     ATM, Frame Relay, and Dedicated IP expanded by 8.9% in 2006 compared to 2005. As of December 31, 2006, we had installed 14,831 ATM, Frame Relay or Dedicated IP ports. The DialNet service increased from 197,244 ports installed at the end of 2005, to 196,314 ports installed at the end of 2006, representing a decrease of 0.47% . The following table sets forth combined information about our ATM, Frame Relay and Dedicated IP networks for the periods indicated.

	Year ended December 31

	2005	2006	% Change

DialNet	197,244	196,314	(0.5)
ATM / Frame Relay / Dedicated IP	13,619	14,831	8.9

     The following table sets forth certain information about our active customers in the several data communications networks.

	Aggregate value as of December 31, 2006

	Total number of ports	Total ports in service	Utilization rate (%)

RAS (DialNet)	196,314	165,960	84.5
ATM/Frame Relay (Cisco Network)	9,936	8,911	89.7
SLDD, EILD and Frame Relay
(Deterministic Network)	46,651	33,441	71.7
Dedicated IP / IP Light (Access routers)	4,895	3,517	71.9

Mobile Network

     During the second quarter of 2004, we launched our mobile network with the challenge of implementing an extensive mobile network from the state of Acre to the state of Rio Grande do Sul, using the most advanced wireless technology available worldwide while simultaneously integrating the network into one of the largest wireline networks of Brazil.

     As of December 31, 2006 this mobile network incorporates the following network characteristics:

  Technology 1,800/900 MHz for voice;
  GPRS/EDGE technology for data;
  Technological evolution guaranty;
  Unique Voice Core distributed in an topology of 8 MSCs, 2 MSS and 9 MGW organized regionally according to the traffic interest of each region; the MSS and MGW are elements of NGN;
  Two HLRs, geographically separated, assuring security and flexibility;
  Unique Data Core, fully integrated to the fixed-line data network of our company;
  Access network distributed through 819 localities covered by 2,406 Radio Base Stations;
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
Network Modernization

     Our network infrastructure applies an operational model designed to use cutting-edge technological resources to efficiently provide flexibility and quality services for our users. Since 2005, we have been implementing significant modifications and improvements in our network infrastructure in order to provide a more efficient service to our customers. The improvements in our network infrastructure were based on a convergence model of services and applications, as well as a single and flexible network accessible to all clients from any location and at any time. With our network infrastructure, we are able to provide fully integrated services, whether fixed-line or wireless, voice, data or image, thereby optimizing available resources.

In 2006 the technological achievements were:
  IPTV;
  “Único” phone (Bluetooth and GSM)
  Next Generation Network (NGN) architecture to the mobile network deployment of ADSL 2+
  Brasil Mail

     We are currently in the process of transitioning our voice and data networks to a more unified structure to provide better efficiencies across our service and product platforms. This transition is designed to unify our offerings of media forms (voice, data and images) above a unique transport structure based on IP, including media transmitted through fixed access points and mobile access points in an integrated environment unifying the Telecom and IT worlds. This structure is designed to create a more efficient service environment to complement the services we offered by our Next Generation Network. In this new structure, our services are implemented in a centralized way and are available in a homogenous and efficient way to any network telecommunication user. In addition, this structure allows us to develop and implement all of our services in an open market pattern utilizing a wide variety of suppliers, eliminating the need for different networks to be serviced by different services and allowing network applications to be shared in order to promote optimization of our network usage.

     We have finished consolidation process of our call center structure, by merging our 30 pre-existing sites into five sites (Goiânia, Campo Grande, Florianópolis, Brasília and Curitiba). We have improved our customer relationship management system which integrates our systems and provides a database of information for each customer so that we can provide better service and identify sales opportunities during each contact we have with our customers. In addition, we are targeting small and medium-sized companies, in order to render more specialized customer services to them.

     We also continued to implement our DSLAMs/Ethernet network, better prepared to support ADSL 2+ technologies that would allow us to offer higher speed services. In addition, to accommodate the continuous demand for high speed services, we are deploying a new Metro-Ethernet access network. Finally, we implemented an address control and name resolution system for our IP networks with the objective of optimizing resources and improving the availability of Internet access services.

     In 2006, we kept competitive in the technological marketplace, participating in telecommunication standards bodies, technical associations and committee Forums such as the European Telecommunications Standards Institute (ETSI), 3rd Generation Partnership Project (3GPP), Telecoms & Internet Converged Services & Protocols for Advanced Networks (TISPAN) and Fixed-Mobile Convergence Alliance (FMCA).

     Also, in 2006, we launched an Internet Protocol Television (IPTV) pilot project to 300 customers. Another innovation was the convergent (fixed-mobile) phone called UNICO with both Bluetooth and GSM technologies. In addition, we are considering several new technologies for implementation in the near future, including Worldwide Interoperability for Microwave Access (“Wimax”), , IP Multimedia Subsystem (“IMS”), Gigabit Passive Optical Networking (“GPON”) and Services Oriented Architecture (“SOA”).

Competition

     The telecommunications industry in Brazil is becoming increasingly competitive. We operate in the local fixed-line telecommunications, data communications and wireless telecommunications markets in our region. Domestic and international long distance telecommunications are offered to our clients not only in our region but in the whole country. We compete primarily on the basis of features, pricing and customer service. In general, the increasingly competitive marketplace has resulted in decreasing prices for telecommunications services, also driven by the implementation of new technology and an increase in regulatory oversight.

Local Services

     Currently, we are the leading local fixed-line telecommunications services provider in our region, with an estimated 92.0% market share, based on statistical estimates using volume of outgoing and incoming local calls of our competitors that interconnect through our network. Global Village Telecom is our main competitor in providing local fixed-line telecommunications services in our region. Our position in the local fixed-line telecommunications market is due, among other things, to the fact that we did not face any competition in this market until the entry of Global Village Telecom in November of 2000. Global Village Telecom is an independent service provider operating under an authorization from Anatel. Since its entry into the market, we have been able to maintain our market share in our region due to our extensive network and competitive features, prices and services.

     In March of 2006, a new player entered in the fixed-line market, NET Serviços. It is a company that provides cable TV, broadband based on cable modems and telephone service. They have offered their products as a bundle which allows them to charge a very competitive price. In 2007 we expect this company to increase the number of cities where they offer their services.

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

Intraregional (intrastate and interstate) Long-Distance Service

     We are currently the leading intraregional long-distance telecommunications service provider in our region, with an estimated 85.2% of the intraregional market share in 2006, based on the volume of outgoing long-distance calls that select us to carry such calls by inputting our carrier selection code. Pursuant to Anatel regulations, callers are able to choose a service provider for each long distance call by selecting a carrier selection code that identifies the carrier. Until July 6, 2003, this was permitted only for calls made from fixed-line phones. Since such date, mobile callers can also choose a service provider by selecting a carrier selection code. Our carrier selection code is “14”. Accordingly, domestic long distance carriers, including us, compete in the mobile long distance market. As our carrier selection code “14” was widely used for calls originating from fixed telephones, we quickly gained a significant share of the long-distance calls originating from mobile phones. Embratel is our most significant competitor in providing intraregional long-distance telecommunications services in our region with approximately 9.3% of the total market share in 2006. The remaining market share is divided among Global Village Telecom, Intelig and other operators. The licenses awarded to Embratel, Intelig and Global Village Telecom are not subject to the same service quality and network expansion and modernization obligations that we are subject to under our concessions.

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

Interregional and International Service

     Until December 31, 2003, under Anatel rules, regional fixed-line companies, such as ours, generally were not permitted to offer interregional or international long-distance services. Having received certification by Anatel of our compliance with universalization targets on January 19, 2004, we began offering interregional and international long-distance services. Due to our unique position in Region II combined with competitive marketing and promotional pricing, by December 31, 2006, we were able to attain a 62.3% interregional market share and 35.9% international market share in Region II, which represented an increase of approximately 6.7% and 3.6%, respectively, from the prior year. We compete primarily against Embratel, which, as of December 31, 2006, had approximately 30.3% of the interregional market share, representing a loss of 4.1% in these services from the prior year. Embratel also controls approximately 48.6% of the international long-distance service market share. We expect our market share to increase as clients are no longer concerned about selecting a carrier based on where the call ends.

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

     We have increased our market share in the data communications market primarily through the development of our ADSL service that has grown substantially in the last year, giving us the highest penetration rate of ADSL access per fixed-line in service among Brazilian carriers. We are the leading provider of broadband ADSL access in Region II with 1,317,425 ADSL accesses in 2006. Our leading position in ADSL is based upon our market share of the local service market as ADSL accesses are provided through the local telephone lines in our region. Global Village Telecom also provides ADSL accesses in our region, and we also face competition from cable TV operators who provide broadband access through cable modems. In 2006 we faced competition from cable providers providing telephone or quasi-telephone services which compete with the telephone services we offer, however the penetration of cable television in our region is still limited.

     In the dial-up market, our market share is approximately 66.0% in our region, based upon our share of the total volume and duration of dial up calls that are made using our network which we can identify as calls made to dial up service providers. We compete in the dial up Internet market primarily with Global Village Telecom.

Internet Services

     The Internet Group faces different competitors in all its main business lines. As a portal, it competes not only with other Brazilian Internet service providers such as Terra, from Telefonica, UOL from Grupo Folha and Globo.com from Organizações Globo, but also with international based players such as Google, MSN and Yahoo!. In the broadband access provision market, our main competitors are other large Brazilian Internet service providers such as Terra, Uol, Virtua, Oi Internet and Globo.com as well as smaller local area ISPs. In Region II, our main dialup competitors are Click 21 and Pop, which are controlled by Embratel and Global Village Telecom, respectively.

Wireless Services

     We launched our wireless operations in September 2004. Wireless services are equally competitive and we face competition in Region II mainly from (i) a joint venture between Telefônica and Portugal Telecom (marketed under the brand name “Vivo”), (ii) Telmex, which competes against us in our region through América Móviles (marketed under the brand name “Claro”) and (iii) TIM. In addition, wireless services compete directly against fixed-line services.

     The mobile telephone business is a highly competitive one, and Region II has the highest penetration rate in the country by service providers based outside of the Region. As of December 31, 2006, we had 3.4 million mobile telephone clients, representing 12.1% of the market share in our region. We have become the largest integrated telecommunications carrier in Region II. In 2006, our convergent and innovative products and our one-stop-shop flagship store point of sales program helped both our mobile and fixed operations.

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

Effects of Competition

     Competition in the telecommunications business is expected to increase as a result of the deregulation that began in 2002, including the certification and authorization process by which companies are permitted to provide additional services inside and outside of their regions. Although we believe we have a unique infrastructure in Region II (having inherited the incumbent network upon privatization of Telebrás) and we have been developing strategies to effectively protect our business, we expect that competition as a result of the entry of additional competitors into the market for local, long distance and wireless services in Region II, as well as significant industry consolidation, may adversely affect our revenues. We anticipate, however, that our growth in the Brazilian market will partially offset this competition, since we are able to offer long distance and data services on a nationwide basis in addition to wireless services in our region. While we expect that local traffic per line will continue to decline as we expand our network to lower-income customers who, on average, make fewer calls, we expect that our expansion into other new business areas will provide us with new growth opportunities.

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

     In 2006, we centralized the customer care services in four sites, improving and optimizing the services, reducing in the monthly costs by approximately 20%.

     In addition, we restructured the Relationship Directorship, creating management positions to oversee areas, like planning and traffic, projects, and infrastructure and development. These managers are responsible for the implementation of new methodologies at call centers, designed to provide more efficient management of the services provider.

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

     Our Patents in Brazil

     We own four patent applications in Brazil, filed before the Brazilian Trademark and Patent Office (“INPI”) to protect telecommunication systems and methods (patents are valid for 20 years counted from the filing date). All of them were published. In order to determine whether they are in accordance with Brazilian Legislation, the request for technical analysis has to be completed in 2007 for three of them, and in 2008 for one of them. In case such technical analysis is not requested up to 38 months from the filing date, the patent application is automatically cancelled. Additionally, according to the Brazilian Industry Property Law, it is necessary to pay an annual fee starting as of the third year, counted from the date of the filing of the patent applications, in order to maintain the validity of patents and utility models. The first annual fee of three of the patent applications was paid in 2006, and the remaining fee is due in 2007. In case the annual fees are not paid, INPI will automatically cancel the patent and/or the utility model, and INPI’s cancellation decision is then published on the INPI’s Official Gazette. After the publication of such decision, the owner of the patent and/or utility model can request the reversal of a cancellation decision by INPI by the payment of extra fees.

     Moreover, there are four patent applications owned by Brasil Telecom Celular S.A. The request for technical analysis and the payment of the first annual fee will occur in 2007 or 2008, depending on the date of filing of those four patents. Furthermore, Brasil Telecom Participações S.A. owns one industrial design in Brazil valid until October 25, 2010 and we own one duly registered patent.

     Our Trademarks in Brazil

     We currently own 426 trademarks filed in different classes of products and services, with the majority protecting communication services and we received the proper registration for 202 of these trademarks. Some trademarks, however, protect advertising, business management, administration, insurance, financial, monetary and real state affairs as well as scientific and technological services and research, design and industrial analysis and research services, design and development of computer hardware and software as well as apparatus for recording, transmission or reproduction of sound or images, magnetic data carriers, recording discs.

     Some of these applications have been published for third party opposition and are still under examination at INPI, a process that may take up to six years to be concluded. Some of our trademark applications have been opposed by third parties we cannot insure that they will be granted by INPI if such oppositions are accepted.

     Additionally, some of our trademark registrations are due for renewal. According to the Brazilian Industrial Property law a trademark must be renewed after 10 years from the date of the granting of the registration.

     Our Domain Names in Brazil

     We currently own 153 domain names covering our various subsidiaries and platforms of business registered in the name of Brasil Telecom, 227 additional domain names registered under the name of Internet Group do Brasil Ltda., 14 domain names registered under the name of iBEST S.A., and 51 domain names registered under the name of BrTSi.

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

     Anatel is the regulatory agency for telecommunications that acts under the Regulamento da Agência Nacional de Telecomunicações (the “Anatel Decree”). Anatel is administratively independent from the Government and financially autonomous. Anatel is required to report on its activities to the Ministry of Communications and to the Brazilian Congress. Any proposed regulation of Anatel is subject to a period of public comment, including public hearings, and Anatel's decisions may be challenged administratively before the agency itself or through the judiciary system in the Brazilian courts. Under Brazilian law, we, like all public-regime companies, must have the rates that we charge for products and services approved by Anatel. On June 20, 2003, Anatel enacted Resolution 341, which provides for new types of Anatel concession contracts that became effective on January 1, 2006 and remain effective until 2025.

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

     In addition to us, the companies that operate in the public regime in Brazil include Telemar, Telesp and Embratel. The four main public regime companies are the largest primary providers of fixed-line telecommunications services in Brazil, including local services and intraregional, interregional and international long-distance services. All other telecommunications service providers, including the other companies authorized to provide fixed-line services in Region II, operate in the private regime.

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

     Public regime companies, like our company, normally offer certain services in the private regime, of which the most significant are data transmission services through Serviço de Comunicação Multimídia (SCM) –Multimedia Communication Services (MCS) authorizations. In addition, on December 18, 2002, we acquired a license to offer our mobile services under the private regime.

Fixed-line Services – Public Regime

     Each public regime company operates under a concession that was granted a 20 year extension in December of 2005. As part of the extension, public regime companies became subject to the rules for providers of new services, including universalization rules. See “Brazilian Telecommunication Sector Regulation– New Telecommunications Regulations.” During the 20-year extension period, companies will be required to pay biannual fees equal to 2.0% of their annual net revenues from the provision of their public switched telephone network (excluding taxes and social contributions) during the immediately preceding year.

     Prior to January 2004, we were not permitted to offer interregional and international long-distance services. On January 20, 2004, our concession contracts were amended to provide for Anatel's certification in connection with our achievement of universalization targets, and we became qualified to receive a concession to provide such services. Thus, we were able to originate long-distance calls and terminate them at any point in the country, as well as outside the country. For more information, see “— Obligations of Telecommunications Companies — Public Regime —Service Restrictions.”

Fixed-line Services – Private Regime

     The Brazilian Telecommunications Services Regulation precipitated the introduction of competition in telephone services in Brazil by enabling the Brazilian federal government to authorize, through Anatel, four private regime companies—three to provide fixed-line local services and intraregional long distance services, one in each of the three regions of the General Concession Plan, and one to provide intraregional, interregional and international long distance services throughout Brazil – to provide services concurrently with the public regime companies. Anatel has granted private regime operators licenses to operate in Region II. Anatel has also granted licenses to other private regime companies to operate in Regions I and III of the General Concession Plan and licenses to other private regime companies to provide intraregional, interregional and international long distance service in Region IV of the General Concession Plan. The number of authorizations that may be granted by the Brazilian federal government is unlimited.

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

Regulation of Wireless Services – PCS

     In September 2000, Anatel amended the regulations related to the provision of wireless telecommunications services for PCS. These amended PCS authorizations enable new participants in the Brazilian telecommunications market to compete with already existent telecommunications service providers. The amended PCS regulation divides Brazil into three distinct regions, each of which corresponds to the regions applicable to the public regime fixed-line telephone service providers. PCS services are provided within the 1,800 MHz band, which contains Bands C, D and E. Anatel held auctions for PCS authorizations during 2001 and 2002, but no Band C PCS authorizations were granted.

     The PCS license sets forth certain obligations and targets that must be met by a PCS service provider. These obligations were initiated in May 2004, when we received the radiofrequency authorization from Anatel, which allows Brasil Telecom GSM to provide the mobile services, to buy and install our wireless network and to integrate the mobile services with our other products. This license is valid for 15 years and can be renewed for the same period. Under these obligations and in our region (Region II under the General PCS Authorization Plan), we are required to:

  service an area equivalent to at least 50.0% of the urban area in 50.0% of the state capitals, the Federal District and cities with more than 500,000 inhabitants by May 3, 2005;

  service all state capitals, the Federal District and all cities with more than 500,000 inhabitants by May 3, 2006;

  service an area equivalent to at least 50.0% of the urban area in 50.0% of the cities with more than 200,000 inhabitants by May 3, 2007;

  service all cities with more than 200,000 inhabitants by May 3, 2008; and

  service all cities with more than 100,000 inhabitants by May 3, 2009.

     A locality is considered “serviced” when the covered service area contains at least 80.0% of the urban area. Failure to meet these targets may result in the imposition of penalties established in the regulations and, in extreme circumstances, in revocation of the PCS license by Anatel.

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

Telecommunications Regulations

     On June 10, 2003, the Brazilian government issued a presidential decree, Decree No. 4733, setting forth a number of changes in the regulation of Brazil's public switched telephone network. The decree sets forth general policies regarding, among others, universal access to telecommunications services, stimulation of employment, labor market and development of the Brazilian industry in the telecommunications sector, stimulation of competition and the adoption of rate adjustment policies that took into account Brazilian socio-economic conditions and the financial equilibrium of the existing concession contracts. The decree also established some changes including the concessions contracts extension to public switched telephone network.

     Pursuant to Decree No. 4769, the Federal Government approved the General Plan on Universal Service, which required that providers achieve new targets beginning on January 1, 2006. The purpose of the plan is to allow all Brazilians, regardless of where they are located or their socio-economic status, to have access to the public switched telephone network. The costs related to meeting the targets contemplated by the new plan must be covered solely by the concessionaries of the PSTN (incumbents) pursuant to terms stipulated in each provider's concession contract. Anatel may revise the universalization targets, pursuant to the concession contracts, as well as propose additional targets and accelerate the plan. The plan applies to local, domestic and long-distance service providers in varying degrees.

     Telecommunications services providers are required to:
  install a public switched telephone network to provide access for individual residential, non-residential and “trunk” classes in locations with more than 300 inhabitants. Priority must be given to requests for individual access made by schools, hospitals, public security establishments, public libraries, museums, judiciary agencies, federal public prosecutor's agencies, and consumer protection agencies.
  Special services access condition and equipment must also be provided for the physically, hearing, visually and speech impaired;

  activate one public telephone in each location with more than 100 inhabitants and less than 300 inhabitants located within 30 km from other locations already serviced by such PSTN to provide individual access;

  activate public telephones, which allow any person to access the public switched telephone network, regardless of subscription or registration with the provider, ensuring that the density of such public telephones per General Concession Plan sector is equal to or over six public telephones per 1,000 inhabitants from January 1, 2006 onwards. By way of comparison, the old General Plan on Universal Service required at least 7.5 public telephones per 1,000 inhabitants for year-end 2003 and eight public telephones per 1,000 inhabitants for year-end 2005. When activating public telephones, providers must ensure there are at least three public telephones per group of 1,000 inhabitants evenly distributed over the service area. 50% of the required public telephones must be installed in areas which are accessible twenty-four hours a day and 2.0% must be adapted for every kind of special necessity. Local services providers are responsible for meeting the targets in areas located 30 kilometers from any locality attended by individual PSTN. PSTN domestic and international long-distance providers must meet the targets in those service areas located 30 kilometers or more from any other service area attended by individual PSTN:

  provide a telecommunication center with a public phone and a public Internet terminal in thirty percent of all cities with less than fifty thousand habitants and six percent of all cities with more than fifty thousand habitants, granting access to, at least, twenty percent of the totality of the habitants;

  provide a telecommunication center with a public phone and a public Internet terminal in all rural cooperative corporations with less than one hundred and eighty members;

  provide a telecommunication center with a public phone and a public Internet terminal in thirty five percent of all rural cooperative corporations with more than one hundred and eighty and less than two hundred and fifty members;

  provide a telecommunication center with a public phone and a public Internet terminal in fifty five percent of all rural cooperative corporations with more than two hundred and fifty and less than seven hundred members;

  provide a telecommunication center with a public phone and a public Internet terminal in thirty five percent of all rural cooperative corporations with more than seven hundred members.

     In addition, local service PSTN providers must activate and maintain telecommunications services centers in each General Concession Plan sector in varying numbers. Such numbers will be determined by the estimated population of the sector. The public switched telephone network incumbent services providers must also activate telecommunications services centers in each General Concession Plan sector in cooperative service centers located in rural areas. For the year 2008, the requirement will vary according to the size of the cooperative. By the end of 2009, all cooperatives must be serviced.

     Local service providers must also comply with the Special Individual Access Class rules, which are designed to require service for the less economically advantaged population. Under the Special Individual Access Class, a user may enter into a plan under which he or she is required to pay a lesser amount of monthly fee for service than the basic plans.

     The concession contracts also contain terms that incorporate the Telecommunications Political Decree, the new General Plan on Quality and the new General Plan on Universal Service described above, which refer to:

  universalization targets that were met in December, 2006;

  changes in local rate measurement criteria from pulse to minute measurement, to be implemented by August 1, 2007;

  reduction in chargeable rates for local interconnection rates;

  In 2006, the Telecommunication Industry Index was created by Anatel as an index basket of existing public prices, became the official index to measure sector inflation and adjust rates. For 2006 and 2007, the agency also elaborated a calculus model to the Transference Factor in order to reduce the readjustment levels to pass part of the productivity gains obtained from the companies to the users.

  the user’s right to request a detailed bill as of 2007 and the right to request the temporary suspension of the service without additional charges.

     Both the General Plan on Quality and the General Plan on Universal Service were approved in June 2003, and became effective on January 1, 2006 after the extension of the concession contacts that expire in 2025.

     The major differences between the old and new models of the concession contracts relate to universal targets and rate structure. Concessionaires will be required to implement the PSTN in new locations, including smaller communities, and the IGP-DI is no longer used to determine the annual inflation-based adjustments to the rates. It was replaced by the Telecommunications Industry Index (“IST”). The new concession contracts also contemplate future number portability, service resale and the General Target Competition Plan. This will enable customers to change telecommunications service providers without the inconvenience of having to change their contact number, which is especially important for corporate customers.

Public Regime – Service Restrictions

     Until December 31, 2001, according to the General Concession Plan, all fixed-line telecommunications service concessionaires, like our company, were prohibited from offering new services, such as mobile services, fixed-line telecommunications services in the local mode outside our region and in the interregional or international long-distance mode. In January, 2004, the accomplishment of the universalization targets by the concessionaires enabled them to be exempt from this restriction. Today, every public fixed-line telecommunications service provider is authorized to offer all other telecommunications services, with the exception of cable television services. See “—Network Expansion—General Plan on Universal Service” and “—Quality of Service—General Plan on Quality.”

     Public regime companies are subject to certain restrictions on alliances, joint ventures, mergers and acquisitions, including:

  a restriction on holding more than 20% of the voting stock of any other public regime company, if the acquisition is deemed detrimental to competition, puts at risk the execution of the concession contract or is not duly authorized by the necessary agencies; and

  a legal restriction on offering cable television services.
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

  servicing users by phone;

  quality of public telephones uses;

  informing the user’s access code;

  personal services to users;

  send issuance of bills;

  rate of call completion for originating calls;

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

     Companies that fail to attain the Anatel quality goals may be subject to warnings, fines, intervention by Anatel, temporary suspensions of service or cancellations of concessions and authorizations. See “—Fines and Penalties” below.

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

Unbundling of local networks

     On May 13, 2004, Anatel issued Order (Despacho) 172, which establishes rules for partial unbundling of local telephone networks, which we refer to as “line sharing”, and full unbundling of local telephone networks, and requires us to make our networks available to other telecommunications service providers. This legislation limits the rate we can charge for line sharing per line for broadband speeds of up to 512 kbps. Additional charges, such as co-location charges, are applied over the line sharing base price, increasing the total cost of the unbundled line. Anatel has not yet fixed rates for full unbundling, although we expect that these rates will be lower than the rates we currently are permitted to charge. This regulation was designed to increase competition in the local fixed-line and broadband Internet access markets by making it easier for new telephone companies operating under either the public or private regime to enter these markets and for existing providers to provide new services or enter new regions, since the networks of all telecommunications service providers, including fixed-line operators such as us, will be made available at lower rates. Similarly, this legislation makes it easier for us to provide new services and enter into new regions in competition with other operators. However, operational rules for the implementation of unbundling have not yet been agreed to among Brazilian telecommunications operators. These regulations are recent, and as of December 31, 2006 no unbundled lines had been used by competitors in our region.

Rate Regulation

     Until December 31, 2005, for basic plans, our concessions established a mechanism of annual rate adjustment, based on rate baskets and the use of the IST price index. A rate basket was defined for local services (local basket) and long-distance services (DLD basket). The rates for the provision of public telephones and the rates for address changes were treated separately.

     The adjustment index considers the IST price index variation, discounting a productivity factor previewed in the concession contract. Within each basket component, the rates had a maximum value, which could be adjusted to a percentage above the established index (up to 5.0% higher for the local basket and for the DLD basket). However, the application of a higher index to one of the items in the basket would require a balancing of the remaining items so as not to exceed the established limit for such basket.

     The renewal of the concession contracts also established what parameters are used to adjust rates. After December 31, 2005, the IST, was implemented by Anatel as an index basket of existing public prices, became the official index to measure sector inflation and adjust rates. The IST is based on weighted indices which better represent variations in individual companies’ costs. For 2006, 2007, and 2008, the agency also elaborated a calculus model to the Transference Factor in order to reduce the readjustment levels to pass part of the productivity gains obtained from the companies to the users.

     On the adjustment dates for the local and DLD baskets, the rate adjustments for network use are also approved. These rates apply when any networks are used by other telecommunications carriers. There is a rate charged per minute of use of our local network by other carriers (TU-RL) and another for use of our intercity network (TU-RIU).

     From the year 2002 to the year 2006, our rates and the rates of other regional fixed-line companies have been adjusted downward, in real terms, as follows:

	K-factor annual productivity adjustments

	2002	2003	2004	2005	2006

Fixed-line companies—local (services)	1.0%	1.0%	1.0%	1.0%	1.13%
Fixed-line companies—local (network)	10.0%	15.0%	20.0%	20.0%	1.13%
Fixed-line companies—long-distance and intercity network	4.0%	4.0%	5.0%	5.0%	1.13%

     We may also offer alternative plans in addition to the basic service plan. Such alternative plans must be submitted to Anatel for approval and are not subject to a price cap. Nevertheless, once set, prices may only be adjusted annually, based on the IST.

     In the third year of concession, Anatel could have submitted us to the regime of free rating, provided that there is large-scale and effective competition among the service providers. Under this regime, the concessionaire can establish its own rates. In the event this regime is implemented, Anatel may reestablish the previous regime should arbitrary increases of profits by the carriers or practices considered harmful to the competition occur. To date, we have received no indication from Anatel that they intend to submit us to such a free rating regime.

     Companies holding PCS licenses are allowed to freely price their wireless services, provided they are linked to existing service plans authorized by Anatel. Price caps are adjusted annually, based on the IGP-DI. After January 2006 the IST was adopted for concessions and Anatel is studying also to apply IST for authorizations annual adjustment. The interconnection rates, until July 2004, were also subject to price caps fixed by Anatel and adjusted on an annual basis. After that date, interconnection rates between PSTN and PCS networks may be negotiated directly between parties according with criteria established by Anatel. If the parties are unable to come to an agreement on the rates, Anatel can establish the values and open an arbitration process upon the request of any party.

     For information on our current rates and service plans, see “Item 4. Information on the Company—Rates.”

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

    the transfer of the concession without Anatel's authorization;

    the dissolution or bankruptcy of the company;

    an extraordinary situation where Brazilian government intervention, although legally possible, is not undertaken by the company since such intervention would prove to be inconvenient, unnecessary or resultant in unfair benefits for the company; or

    failure to comply with universalization targets.

     In the event that a concession is revoked, Anatel may occupy the company's premises and use its employees to continue providing telecommunications services.

Property, Plant and Equipment

     Our main equipment consists of transmission equipment, including Synchronous Digital Hierarchy systems and radio links, switching equipment, including local, tandem and transit telephone exchanges, metallic and fiber-optic cable networks, data communication equipment, network and systems and infrastructure, which include alternate and continue current and direct current supply equipment, motor-generator groups, air conditioning, towers, buildings and land surveillance.

     Our properties are located in the States of Acre, Rondônia, Goiás, Tocantins, Mato Grosso, Mato Grosso do Sul, Paraná, Santa Catarina, Rio Grande do Sul, São Paulo, Rio de Janeiro, and Belo Horizonte, as well as in the Federal District. The buildings used by our management are primarily located in the capital cities of these states. At December 31, 2006, our operations used approximately 5,409 properties, of which 3,156 were owned by us and 2,253 were leased from third parties.

     As of December 31, 2006, the net book value of our property, plant and equipment was approximately R$7,565.1 million (which includes automatic switching, transmission and other equipment, buildings and other fixed assets net of accumulated depreciation and work-in-progress regarding the same).

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

     In addition, we are subject to Anatel's requirements, which impose limits on the levels and frequency of the electromagnetic fields originating from our telecommunications transmissions stations.

     We believe that we are in compliance with Anatel standards as well as with all applicable environmental legislation and regulations. We are currently not involved in any administrative or judicial proceeding involving material liability for environmental damage.

ITEM 4A. UNRESOLVED STAFF COMMENTS

     None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion should be read in conjunction with our Consolidated Financial Statements and notes, which are included elsewhere in this Annual Report. Certain important features of the presentation of our Consolidated Financial Statements are described in the introduction to “Selected Financial Data.” See “Item 3. Key Information—Selected Financial Data.”

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

We expect 2007 to be challenging, as we continue to work to keep pace with our competitors in Region II, enter new markets and improve our profitability. Our challenges include the following:

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

Rate Increases and Changes in Revenue from Network Services

     Rates for fixed-line telecommunications services are subject to comprehensive regulation. Our concession contract establishes a price-cap mechanism by which Anatel sets and adjusts rates on an annual basis. The price-cap mechanism consists of maximum rates established by Anatel that may be charged for the provision of services and weighted average rates for baskets of basic services. The basket of local services includes most of the services included in the basic service plan, such as installation charges, monthly subscription fees and switched local services (traffic). Subject to certain limits, the rates for individual services within the basket may be increased by up to 9.0% above the limit, so long as the weighted average rate for the entire basket does not exceed the limit. Other services covered by the maximum rate include long distance services, which are determined based on five rate categories that vary with the time of day and the distance between the origin and the call destiny, and network usage fees. For a further discussion of the application of prescribed rates to our individual services and average rates for baskets of services, see “Item 4. Information on the Company—Business Overview— Our Rates.”

Rate Increases

     On July 11, 2006 and again on July 18, 2006, Anatel authorized rate readjustments as provided for in our concession contracts. These rate readjustments were equal to an average reduction of 0.42% on local services and 2.77% on domestic long distance services.

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

     Rate adjustments had a positive impact on our revenues for 2005 and 2006. See “—Net Operating Revenues.” The following table sets forth the adjustments in rates in 2005 and 2006 for various services as adjusted by Anatel pursuant to the IGP-DI index.

	July 3,	July 14,
	2005	2006

Local services basket	7.27%	(0.42)%
Installation	7.27%	28.10%
Residential subscription	7.25%	(0.42)%
Non-residential subscription	7.27%	2.18%
Trunk subscription	7.27%	9.06%
Pulses	7.27%	(0.42)%
Phone credits	7.37%	(0.42)%
Change of address	7.27%	32.21%
Local interconnection	(13.33)%	(19.46)%
Domestic long distance basket	2.94%	(2.77)%
Long distance interconnection	2.94%	(28.92)%

Network Services

     We provide access to our network and lease certain network facilities to other telecommunications companies as part of our network service business. This generates revenues from:

  interconnection fees paid to us by mobile service providers and other telecommunications operators (principally Embratel and Intelig) for the use of our network;

  from telecommunications services provider companies for the cession of installation transmission, infrastructure and other equipment used in traffic transporting within their own internal networks; and

  the rental of our network, including local and long distance transmission, to other companies to establish Interconnection Points or Interconnection Points of Presence.

     Interconnection fees are also reflected in our costs, as we pay interconnection fees for using other companies' networks to complete our clients' calls. To complete a fixed-to-mobile call, we pay an interconnection fee for the use of mobile networks (VU-M), which increased by 9.2%, in 2004, 4.5% in 2005 (VU-M for VC-1), and 4.5% in 2006 (VU-M for VC-2 and VC-3). To complete a fixed-to-fixed call, we also pay an interconnection fee for the use of local networks (TU-RL), and an interconnection fee for the use of intercity networks (TU-RIU), which increased by 14.5% in 2004 and 2.9% in 2005, and decreased by 5.1% in 2006.

     Although the growth of wireless telecommunications and increase in long distance usage volumes resulted in an increase in network services revenues from 2001 through 2003, our revenues have decreased in 2004, 2005 and 2006, in part due to an increase in competition among wireless telecommunications service providers. Any adverse effect on our competitors' systems that in turn has a negative impact on their interconnection with our network could have an adverse effect on our financial condition and results of operations.

Regulatory Factors

     Our operations are based on concessions granted by the Brazilian Government, which authorizes us to render local and long distance fixed line telephone services within and originating from Region II. It also requires the achievement of certain conditions related to the universalization of tariffs, service quality, network expansion and modernization and interconnection. Our business, including services rendered and tariffs charged, is subject to extensive regulation under Brazilian law. The Brazilian regulatory structure for telecommunications is under constant evolution. According to the Brazilian law, as a publicly held company, we must have Anatel’s approval for the rates charged for our products and services. On December 22, 2005, Anatel and the publicly held telephone companies signed extensions of the concession contract for an additional 20 years, effective as of January 1, 2006.

     The extensions to the concession contracts changed the rate model. The General Price Index – Internal Availability (“IGP-DI”) is no longer used to determine the annual readjustments in the rates charged by the telecommunications companies. This index was replaced by a specific index for the telecom sector, the Telecom Sector Index (“IST”), based on weighted indices which better represent variations in individual companies’ costs. Private companies that are our peers in the industry, such as Global Village Telecom or Intelig, do not require Anatel’s approval to define its rates and may unilaterally change the prices they charge for their services. As a consequence, Anatel’s disapproval or delays in the approval of rate readjustments may have a negative impact in our operation and competitive position.

Political and Economic Factors

     In 2002, various factors had a negative impact on the Brazilian economy, including uncertainties relating to the political and economic future of Brazil, and political and economic uncertainties of other South American countries, including Argentina and Venezuela. These factors led to increased unpredictability in the Brazilian markets, decreased ability to obtain credit, and a decrease in investor confidence in the Brazilian marketplace.

     During a period of relative economic stability in the first half of 2002, the Brazilian Central Bank decreased the base interest rate (“SELIC”) to a level of 18.0% as of July 17, 2002. However, as a result of the deteriorating economic conditions and the internal political instability caused by the Brazilian presidential elections in the second half of 2002, the Central Bank increased the SELIC during the second half of 2002 to 25.0% on December 18, 2002. During 2002, GDP increased by 1.5% .

     In 2003, the continued political and economic uncertainty in Brazil led the Brazilian Central Bank to raise the SELIC to 25.5% on January 22, 2003 and further to 26.5% on February 19, 2003. The base interest fell from a high of 26.5% to 16.5% at the end of 2003 due to the improving political situation in Brazil, growth in the global economy and investors' perception of the Brazilian market.

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

     In 2005, the Brazilian GDP grew by 2.3%, sustained primarily by the economic recovery and continued growth in exports, generating a record balance in Brazil’s Trade Balance. The IPCA inflation rate was 5.69% in

2005, and the country’s interest rate remained at elevated levels throughout the year, closing at 18.0% on December 31, 2005.

     The exchange rate was influenced by periods of economic uncertainty resulting from political instability during the year. The exchange rate depreciated to R$3.20 per US$1.00 in May 2004, from R$2.89 per US$1.00 in December 2003, but appreciated gradually thereafter to close at R$2.65 per US$1.00 on December 31, 2004, to R$2.34 per US$1.00 on December 31, 2005, and to R$2.14 per US$1.00 on December 31, 2006.

     In 2006, Brazil’s economy ended with growth close to 3.0%, below initial expectations, which had estimated a Gross Domestic Product (GDP) of approximately 3.5% . The reason for this underperformance is that the systematic increase of the public expenditures generated a greater fiscal load, which, in 2006, surpassed the 37.4% of the GDP registered in 2005.

     This elevated fiscal load contributed to a reduction in infra-structure investments. Market studies estimate that, for a greater level of economic development, the ratio between investment and GDP should be ideally approximately 26.0% . In September, this ratio was 20.8% in Brazil.

     Furthermore, the reduction in the exchange rate (US dollar vs. Brazilian Real) is affecting export competition in some sectors of the economy, causing an increasing replacement of domestic production with imports. In 2006, the Real maintained its value against the US dollar, which ended the year quoted at R$2.138, a 9.5% appreciation in comparison to 2005.

     On the other hand, the country’s economy has produced positive results with respect to inflation, interest rates and commercial surplus. The annual inflation measured by the National Index of Consumer Prices (IPCA –¥ndice de Preços ao Consumidor Amplo) reached 3.14% in 2006, the smallest levels in the latest years. The interest rates ended 2006 at 13.25%, with a diminishing trend, yet it is still high in comparison to other emerging countries. The commercial trade balance maintained a surplus of US$ 46 billion, 2.8% above the volume registered in 2005.

     In 2006, an increase in employee salaries was detected, along with a reduction in unemployment, which reached 8.4% at the year’s end. The increased salary is significant because it directly impacts income and consumption.

     This scenario has led Brasil Telecom to work with an estimate of moderate economic growth for 2007, of between 3.4% and 4.0% . This estimate, in line with market projection and based on the International Bank for Reconstruction and Development’s Economic Perspective Report, is dependent upon stable inflation, at the level of December 2006, and on the maintenance of the Brazilian macroeconomic fundamentals, regardless of external instability factors generated by the continuous crisis in the Middle East and by the results of the American economy. The following table shows the GDP growth, the inflation rate, the dollar exchange rate devaluation (appreciation) and the SELIC rate for the three-year period ended December 31, 2006.

	Year ended December 31

	2004	2005	2006

GDP growth(1)	4.9	2.3	3.7
IGP—DI Inflation Rate%(2)	12.1	1.2	3.8
IGP – M Inflation Rate%(2)	12.4	1.2	3.8
IPCA Inflation rate%(3)	7.6	5.7	3.1
dollar exchange rate devaluation / (appreciation) %(4)	(8.1)	(13.4)	(8.7)
SELIC%(4)	17.8	18.0	13.3

(1)	Source: IBGE

(2)	Source: Fundação Getúlio Vargas

(3)	Source: Consumer Price Index—IBGE

(4)	Source: Brazilian Central Bank

Foreign Exchange and Interest Rate Exposure

     Our current cost of financing is not materially exposed to exchange rate risk. At December 31, 2006, approximately 20.7% of our indebtedness, or R$1,026.1 million, was exposed to exchange rate risk (dollars, Japanese Yens and Cesta de Moedas), not considering swap adjustments. At December 31, 2006, we protected approximately 53.2% of our indebtedness exposed to exchange rate risk. For the year ended December 31, 2006, loss on foreign currency and monetary restatement amounted to approximately R$55.0 million, due to the appreciation of the real against the dollar. We also face foreign exchange risk because a significant portion of our equipment costs, such as costs relating to switching centers and software used for upgrading network capacity, are denominated in dollars. Historically, approximately 47.9% our total capital expenditures have been dollar denominated. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Quantitative Information About Market Risk—Exchange Rate Risk.”

     We are exposed to interest rate risk as a consequence of our floating rate debt. At December 31, 2006, 98.5% of our reais-denominated interest-bearing liabilities bore interest at floating rates, not including swap adjustments. We have not entered into derivative contracts or made other arrangements to protect against this risk. Accordingly, if market interest rates (principally the TJLP (the Brazilian federal long-term interest rate) and the CDI (the Brazilian Interbank deposit rate)) rise in the future, our financing expenses will increase. Furthermore, at December 31, 2006, approximately 46.7% of our foreign currency denominated debt bore interest at floating rates based on either LIBOR or LIBOR Yen, not including swap adjustments . At December 31, 2006, the six-month LIBOR was 5.44% per annum and the six-month LIBOR Yen was 0.15% per annum.

We use swap and forward exchange contracts, as well as foreign currency investments, to limit the risk of increases in our liabilities (expressed in reais) on our foreign currency debt as a result of currency fluctuations. The swap contracts consist of currency swaps under which an obligation denominated in foreign currency is exchanged for a real-denominated obligation bearing interest at the CDI rate. The gain (loss) of swap transactions recorded under the Corporate Law Method offsets the effect of exchange rate variations on our foreign currency indebtedness. The forward exchange contracts consist of agreements between us and financial institutions to exchange a certain amount of reais for US dollars at a future date.

General Trends of the Telecommunications Services Industry

     In 1998, Brazil had approximately 20.0 million fixed-line telephones and by the end of 2006, there were 42.0 million. According to Anatel, wireless subscribers increased from 7.4 million in 1998 to 99.9 million in 2006. Since mid-2003, we have been observing stabilization in the growth of the fixed-line telecommunications services market, while the wireless telecommunications services segment of our industry continues to experience consistent growth.

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

Competitive Factors

     We are the leading provider of local fixed-line telecommunications services and intraregional fixed-line telecommunications services in our region. However, we face rapidly increasing competition from companies that already operate in our region, such as Embratel, Intelig and Global Village Telecom, and from companies which have been given permission to operate in our region, such as Telemar, Telesp, Albra, TIM, Telmex do Brasil, TNL PCS S.A., CTBC Telecom and Sercomtel.

     The entry of new competitors in the local market, the long distance market or the other markets in which we compete may have an adverse impact on our business, financial condition, results of operations or prospects.

     The extent of any adverse effects on our results of operations and market share from competition will depend on a variety of factors that cannot now be assessed with precision, some of which are beyond our control. Among these factors are the technical and financial resources available to our competitors, their business strategies and capabilities, consolidation of competitors, prevailing market conditions, the regulations applicable to us and to any new entrants to the market, including those pertaining to providers of wireless telecommunications services, and the effectiveness of our efforts to be prepared for increased competition.

Attainment of Anatel Certification

     On January 19, 2004, Anatel certified that we had met the universalization targets established in our concession contract. We were therefore authorized to provide interregional long-distance services throughout Brazil and international long-distance services, also from any point in the country. We also received authorization to offer local services outside our original concession area, to offer mobile services in our region and to offer corporate data services from any point in the country.

     Telemar, Telesp and Embratel also received certifications to offer the same services, and therefore are able to compete directly with us. After obtaining our certification, we now have authorization to offer telecommunications services outside Region II and compete directly against Telemar, Telesp, Embratel and any other telecommunication providers in the market.

US GAAP Reconciliation

     We prepare our Consolidated Financial Statements in accordance with Brazilian GAAP, which differ in certain significant respects from US GAAP. The following table sets forth a comparison of our net income (loss) and shareholders' equity in accordance with Brazilian GAAP and US GAAP as of the dates and for the periods indicated:

	Year ended December 31

	2004	2005	2006

Net income (loss) in accordance with:	(Thousands of reais)
Brazilian GAAP	98,840	(303,671)	432,391
US GAAP	284,907	168,790	687,299

Shareholders' equity in accordance with:
Brazilian GAAP	6,481,363	5,496,607	5,528,301
US GAAP	7,072,120	6,558,186	7,054,583

     See Note 35 to our Financial Statements for a description of the principal differences between Brazilian GAAP and US GAAP as they relate to us, and a reconciliation of net income (loss) and shareholders' equity for the dates and periods indicated therein.

Critical Accounting Policies

     Strict regulation from Anatel prevents us from implementing certain policies that could have the effect of reducing delinquency, such as service restrictions or limitations on the types of services provided based on a subscriber's credit record.

     In preparing our consolidated financial statements, we have relied on estimates and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. “Critical Accounting Policies” are those that are important to the portrayal of our financial condition and results and utilize management's most difficult, subjective or complex judgments, estimates and assumptions. The application of these critical accounting policies often requires judgments made by our management regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities and the results of our operations. Our results of operation and financial condition may differ from those set forth in our consolidated financial statements, if our actual experience differs from management's assumptions and estimates. The following is a discussion of our critical accounting policies, including some of the variables, assumptions and sensitivities underlying the estimates relating to:

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

     Under the terms of the operating concessions granted by the Federal Government, we are obliged to provide a certain minimum level of services over the entire area covered by its fixed-line operating licenses. Also, we do not possess discrete financial information that could allow a determination of assets and liabilities (and goodwill) allocation in a level below the entire fixed-line business segment and neither does it manage different areas of the concession as if they were separate businesses and has thus considered the entire fixed-line business to be one reporting unit. In viewing all its fixed-line assets and liabilities as one reporting unit and performing an initial assessment on this reporting unit as to whether there was an indication that goodwill is impaired, the second step of the impairment test was not required. For the internet segment we apply separated assessment for each report unit. We were not required to recognize an impairment loss under U.S. GAAP for any of the periods presented.

     A determination of the fair value and the undiscounted future operating cash flows of our segment businesses (fixed-telephone, data transmission and Internet) requires management to make certain assumptions and estimates with respect to projected cash inflows and outflows related to future revenues and expenditures and expenses. These assumptions and estimates can be influenced by different external and internal factors, such as economic tendencies, industry trends, and interest rates, changes in our business strategies and changes in the type of services we offer to the market. The use of different assumptions and estimates could significantly change our financial statements. For example, if we had used more conservative assumptions and estimates the expected future net cash flow may had lead us to recognize impairment charges on goodwill, which would have decreased our results of operations and shareholders' equity. In viewing all of our fixed-line assets and liabilities as one reporting unit and performing an initial assessment on this reporting unit including the assumptions and estimates that we considered appropriate, we were not required to recognize any impairment loss under either US GAAP or Brazilian GAAP.

Revenue recognition

     Under Brazilian GAAP and US GAAP, revenues are generally recognized on accrual basis. Revenues from customer calls are based on time used, according to Brazilian law, and are recognized when services are provided (fixed and mobile telephony). Services provided and not billed at the end of each month are estimated and recorded on accrual basis. Considering their high turnover and short average life, revenues from phone cards for public telephones are recorded as the cards are sold. Revenues from sales of mobile phones and accessories are recorded when the goods are delivered and accepted by the subscriber. Revenues from pre-paid mobile services are recognized based on the use of the respective credits. Revenues from activation and installation fees are recognized upon the activation of customer services. Revenue is not accounted for if there is an uncertainty as to its realization.

     Under Brazilian GAAP, revenues from activation and installation fees are recognized upon activation of customer services. Under US GAAP, revenues and related taxes from activation and installation fees are deferred and amortized over five years, the estimated average customer life.

     Under Brazilian GAAP revenues from public telephone phone cards are recognized when the cards are sold. Under US GAAP, revenues generated from sales of public telephone phone cards are recognized as such services are provided. For US GAAP, deferred revenues at each consolidated balance sheet date are determined based upon estimates of sold but unused public phone card credits outstanding as of each consolidated balance sheet date.

     We consider revenue recognition to be a critical accounting policy, because of the uncertainties caused by different factors such as the complex information technology required, high volume of transactions, fraud and piracy, accounting regulations, management's determination of collectibility and uncertainties regarding our right to receive certain revenues (mainly revenues for use of our network). Significant changes in these factors could cause us to fail to recognize revenues or to recognize revenues that we may not be able to realize in the future, despite our internal controls and procedures. We have not identified any significant need to change our revenue recognition policy for US GAAP or for Brazilian GAAP.

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

Depreciation of property, plant and equipment

     Under Brazilian GAAP and US GAAP, depreciation of property, plant and equipment is provided using the straight-line method based on the estimated useful lives of the underlying assets. The principal depreciation rates are shown in Note 17 to the Consolidated Financial Statements. Given the complex nature of our property, plant and equipment, the estimates of useful lives require considerable judgment and are inherently uncertain, due to rapidly changing technology and industry practices, which could cause early obsolescence of our property, plant and equipment. If we materially change our assumptions of useful lives and if external market conditions require us to determine the possible obsolescence of our property, plant and equipment, our depreciation expense, obsolescence write-off and consequently net book value of our property, plant and equipment could be materially different.

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

     A determination of the fair value of an asset requires management to make certain assumptions and estimates with respect to projected cash inflows and outflows related to future revenues and expenditures and expenses. These assumption and estimates can be influenced by different external and internal factors, such as economic tendencies, industry trends, interest rates and changes in the marketplace. The use of different assumptions and estimates could significantly change our financial statements, for example if we had used more conservative assumptions and estimates the expected future net cash flow may have led us to recognize impairment charges on our property, plant and equipment, which would have decreased our results of operations and shareholders' equity. No impairment losses have been recognized for any of the periods presented.

Provisions for contingencies

     Under Brazilian GAAP and US GAAP, provisions for contingencies are recognized for the amounts of probable losses based on legal advice from our in-house and external legal counsel and management's opinion of the outstanding contingent matters at the balance sheet date. We continually evaluate the provisions for contingencies based on changes in relevant facts, circumstances and events, such as judicial decisions, that may impact the estimates, which could have a material impact on our results of operations and shareholders' equity. While management believes that the current provision for contingencies is adequate, there can be no assurance that these factors will not change in the future.

Deferred income taxes

     We compute and pay income taxes based on results of operations under Brazilian Corporate Law, which are significantly different from the Brazilian GAAP figures that are presented in our financial statements in this annual report. Please see note 2b and 2c for more detailed description of the differences between Brazilian Corporate Law and Brazilian GAAP. Under Brazilian GAAP and US GAAP, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review the deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that the deferred tax assets will not be realized, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. When performing such reviews, we are required to make significant estimates and assumptions about future taxable income. In order to determine future taxable income, we need to estimate future taxable revenues and deductible expenses, which are subject to different external and internal factors, such as economic tendencies, industry trends, interest rates, changes in our business strategies and changes in the type of services we offer to the market. The use of different assumptions and estimates could significantly change our financial statements. For example, if we had used more conservative assumptions and estimates with respect to our expected future taxable income, we would be required to recognize valuation allowance charges on deferred income tax assets, which would decrease our results of operations and shareholders' equity. If we operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates, the time period within which the underlying temporary differences become taxable or deductible, or any change in our future projections, we could be required to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase of our effective tax rate and a material adverse impact on our operating results.

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

New Accounting Pronouncements

     In October 2005, CVM issued the Resolution 488/05, which approves the IBRACON Pronouncement NPC 27 concerning “Financial Statements – Disclosure and Presentation. Its resolution establishes new rules to the classification of balances, especially regarding the segregation of assets in current and non-current groups, as well as pertaining to the latter, the creation of intangible assets subgroup. The Company adopted this resolution as of December 31, 2006 and reclassified the presentation of previously years to comply with its requirements.

     In October 2005, CVM issued the Resolution 489/05, which approves the IBRACON Pronouncement NPC 22 concerning “Provisions, Liabilities, Asset Contingences and Liabilities Contingences which states the presentation of contingences and the criterions to the classification of contingences. In compliance with this pronouncement, the amounts of judicial deposits linked to the provisions are presented net of the liabilities. The Company adopted this resolution in 2006 and reclassified the presentation of previously years to comply with its requirements.

     In September 2006, the SEC released Staff Accounting Bulletin No. 108, or SAB 108, regarding the effects of prior year misstatements in considering current year misstatements for the purpose of a materiality assessment. SAB 108 states that in the case of an error that has occurred and has been immaterial in a number of previous years, the cumulative effect should be considered when assessing the materiality of the error in the current year. If the cumulative effect of the error is material, then the current year statements, as well as prior year statements, should be restated. In the case of restated prior year statements, previously filed reports do not need to be amended, if the error was considered immaterial to the previous years’ financial statements. However the statements should be amended the next time they are filed. The effects of this guidance should be applied cumulatively to fiscal years ending on or after August 31, 2007. Additional disclosure should be made regarding any cumulative adjustments made in the current year financial statements. Our management does not expect any significant impact on our consolidated financial statements by applying this pronouncement.

     In June 2006, the FASB issued FIN 48, “Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statements No. 109,” which clarifies the accounting for uncertainty in tax positions. This interpretation requires that we recognize in our consolidated financial statements, the impact of a tax position, if such position is more likely than not to be sustained upon examination, based on the technical merits of the position. FIN 48 will be effective for accounting periods from and after September 1, 2007. Our management is currently evaluating the impact that FIN 48 will have on our consolidated financial statements.

     In September 2006, the FASB issued FAS 157, “Fair Value Measurements.” FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, FAS 157 does not require any new fair value measurements. However, for some entities, the application of FAS 157 will change current practice. FAS 157 is effective for accounting periods from and after September 1, 2008. Our management is in the process of evaluating the impact of this standard on our consolidated financial statements.

     In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans,” an amendment of FASB Statements No. 87, 88, 106 and 132R (‘‘FAS 158’’). This

Statement requires an employer to recognize the over- or under-funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through accumulated and other comprehensive income. FAS 158 also requires an employer to measure the funded status of a plan at its year-end. SFAS 158 is effective for years ending on or after December 15, 2006. We started to adopt FAS 158 in 2006 and registered some unrecognized items in other comprehensive income. The net effect on other comprehensive income was R$148,404, net of taxes.

Results of Operations for the Years Ended December 31, 2004, 2005 and 2006

     The following discussion is based on and should be read in conjunction with our audited consolidated financial statements, as well as under the caption “Summary Information.” The data at December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements, prepared in accordance with Brazilian GAAP. Investors should note that financial statements prepared in accordance with Brazilian GAAP differ from financial statements prepared in accordance with Brazilian Corporate Law in the methodology used for the recognition of inflation. Pursuant to Brazilian GAAP our audited financial statements as of and for the years ended December 31, 2004, 2005 and 2006 no longer recognize the effects of inflation after January 1, 2001 and are not restated in constant reais. Brazilian GAAP when applied to us differs in certain important respects from US GAAP. See Note 35 to our Financial Statements for (i) a summary of the principal differences between Brazilian GAAP and US GAAP as they relate to us, and (ii) a reconciliation to US GAAP of shareholders' equity as of December 31, 2005 and 2006 and net income (loss) for each of the years ended December 31, 2004, 2005 and 2006.

     The following table sets forth certain components of our net income (loss), as well as the percentage change from the prior year, for 2004, 2005 and 2006.

	Year ended December 31			Percentage Changes

	2004	2005	2006	2004 - 2005	2005 – 2006

	(thousands of reais, except percentages)

Net operating revenues	9,064,855	10,138,684	10,296,659	11.8	1.6
Cost of services and goods sold(1)	(6,158,836)	(6,525,898)	(6,466,463)	6.0	(0.9)

Gross profit	2,906,019	3,612,786	3,830,196	24.3	6.0
Operating expenses
Selling expenses(1)	(1,105,628)	(1,656,242)	(1,470,642)	49.8	(11.2)
General and administrative expenses(1)	(1,017,502)	(1,264,741)	(1,314,119)	24.3	3.9
Other net operating income (expenses)	(61,198)	(626,306)	(262,134)	923.4	(58.1)

Operating income before net financial
expenses	721,691	65,497	783,301	(90.9)	1,095.9
Net financial expenses	(579,514)	(596,239)	(289,662)	2.9	(51.4)

Operating income (loss)	142,177	(530,742)	493,639	N/A	N/A
Net non-operating income (expenses)	(112,073)	(149,024)	30,865	(33.0)	N/A

Income (loss) before taxes and minority
interests	30,104	(679,766)	524,504	N/A	N/A

Income and social contribution tax benefits	75,012	389,066	(95,035)	418.7	N/A

Income (loss) before minority interests	105,116	(290,700)	429,469	N/A	N/A
Minority interests	(6,276)	(12,971)	2,922	106.7	N/A

Net income (loss)	98,840	(303,671)	432,391	N/A	N/A

(1) Since 2005, the Company has classified employee’s profit sharing costs as operating expenses (as an allocation among the related cost of services and goods sold, selling and general and administrative expenses), in compliance with stated by Brazilian Corporate Law. For the sake of a better presentation and comparability among the years, the year ended December 31, 2004 was reclassified, resulting in a decrease in operating income of R$53,783.

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

     The following table sets forth certain components of our consolidated net operating revenues, as well as the percentage change from the prior year, for 2004, 2005 and 2006.

	Year ended December 31			Percentage Changes

	2004	2005	2006	2004-2005	2005-2006

Local services:		(thousands of reais, except percentages
Monthly subscription charges	3,199,525	3,516,562	3,517,369	9.9	0.0
Measured service charges(1)	3,685,840	3,613,698	3,337,509	(2.0)	(7.6)
Public telephones	478,805	496,766	540,610	3.8	8.8
Other	126,435	96,810	74,091	(23.4)	(23.5)

Total local services	7,490,605	7,723,836	7,469,579	3.1	(3.3)
Long-distance services:
Intraregional(2)	2,393,997	2,626,464	2,464,387	9.7	(6.2)
Interregional and International	248,909	364,098	305,702	46.3	(16.0)

Total long-distance services	2,642,906	2,990,562	2,770,089	13.2	(7.4)
Data transmission	1,068,779	1,530,985	2,000,525	43.2	30.7
Network services	970,422	941,464	770,579	(3.0)	(18.2)
Mobile services	87,904	732,339	1,323,270	N/A	80.7

Other	502,826	768,053	777,276	52.7	1.2

Gross operating revenues	12,763,442	14,687,239	15,111,318	15.1	2.9
Value added and other indirect taxes	(3,579,541)	(4,219,054)	(4,285,952)	17.9	1.6
Discounts	(119,046)	(329,501)	(528,707)	176.8	60.5

Net operating revenues	9,064,855	10,138,684	10,296,659	11.8	1.6

___________________________________
(1)	Includes VC-1 charges.
(2)	Includes VC-2 and VC-3 charges.

     Net operating revenues increased 1.6% to R$10,296.7 million in 2006 from R$10,138.7 million in 2005. This growth in net revenues was principally due to: (i) a 30.7% increase in revenues from data transmission resulting from a 29.9% increase in our ADSL accesses in service; and (ii) an increase in the mobile service revenues representing a 52.6% increase in our mobile client base in 2006 from 2005, or R$1,323.3 million, an increase of R$590.9 million in comparison to 2005.

     Net operating revenues increased 11.8% to R$10,138.7 million in 2005 from R$9,064.9 million in 2004. This growth in net revenues was principally due to: (i) a 43.2% increase in revenues from data transmission resulting from an 89.3% increase in our ADSL accesses in service; (ii) an increase in the mobile service revenues representing a 255.6% increase in our mobile client base in 2005 from 2004, or R$732.3 million, an increase of R$644.4 million in comparison to 2004; and (iii) the rate adjustments authorized by Anatel in July 2005.

     In 2006, we reclassified revenues related to monthly subscription and measured services charges from other revenues to local services. The years ended December 31, 2004 and 2005 were reclassified to be consistent with the 2006 presentation, resulting in a increase in local services revenues of R$120,040 and R$121,314, respectively.

Revenues from Local Service

     Total revenues from local services decreased by 3.3% to R$7,469.6 million in 2006 from R$7,723.8 million in 2005. This decrease was primarily due to the decreasing penetration of fixed-line telecommunications services in our region, represented by a decrease in telephone density in our region to 19.4 lines in service per 100 inhabitants at December 31, 2006 from 22.3 lines in service per 100 inhabitants at December 31, 2005. The total number of active lines in service (total lines in service excluding blocked lines) decreased to 8.1 million at December 31, 2006 from 9.6 million at December 31, 2005. In addition, on July 14, 2006 Anatel authorized a 0.42% decrease in local services tariffs.

     Total revenues from local services increased by 3.1% to R$7,723.8 million in 2005 from R$7,490.6 million in 2004. This increase was primarily due to rate adjustments despite the decreasing penetration of fixed-line telecommunications services in our region, represented by a decrease in telephone density in our region to 22.3 lines in service per 100 inhabitants at December 31, 2005 from 22.4 lines in service per 100 inhabitants at December 31, 2004. The total number of lines in service increased to 9.6 million at December 31, 2005 from 9.5 million at December 31, 2004.

Monthly Subscription Charges

     Total revenues from monthly subscription charges remained stable at R$3,517.4 million in 2006 as compared to R$3,516.6 million in 2005. This stability is primarily due a rate decrease to residential clients of 0.42%, offset by a rate increase to non-residential clients of 2.18% .

     Total revenues from monthly subscription charges increased by 9.9% to R$3,516.6 million in 2005 from R$3,199.5 million in 2004. This revenue growth is primarily due to a rate increase to residential and non-residential clients of 7.1% and 7.5%, respectively. The increase in monthly subscription charges was partially offset by our continued offering of alternative plans to clients who requested line cancellations in areas where we have idle capacity. These alternative plans were implemented for the purpose of retaining clients in these areas.

Measured Service Charges

     Total revenues from measured service charges, which include charges for pulses used in excess of the fixed monthly allowance and charges for local fixed-line to mobile handsets, decreased by 7.6% to R$3,337.5 million in 2006 from R$3,613.7 million in 2005. This decrease was primarily due to a 7.7% decrease in revenues from local calls made from a fixed-line to mobile handsets (“VC-1”), resulting from greater competition in the sector, where mobile operators are offering plans in which the cost of the mobile-mobile minute can be lower than the fixed-mobile minute.

     Total billed pulses, which are the number of pulses that exceed the fixed monthly allowance, decreased by 9.5% to approximately 8.8 billion in 2006. A pulse represents an average of 2.5 minutes of call time. The number of billed pulses per average lines in service per month decreased to 81.3 in 2006, compared to 84.8 in 2005, reflecting lower overall economic growth during 2006, and is consistent with the industry-wide trend of fixed-to-

mobile substitution and increased use of our ADSL service instead of our dial-up connections. By not automatically disconnecting delinquent clients at switch centers with idle capacity, we were able to continue to realize revenues by blocking only outgoing calls, enabling such clients to continue to generate fees for network service usage on calls they were permitted to receive on their blocked lines.

     Total revenues from measured service charges decreased by 2.0% to R$3,613.7 million in 2005 from R$3,685.8 million in 2004. This decrease was primarily due to a 3.7% decrease in revenues from local calls made from a fixed-line to mobile handsets, resulting from a greater competition in the sector, where mobile operators are offering plans in which the cost of the mobile-mobile minute can be lower than the fixed-mobile minute.

     Total billed pulses decreased by 14.0% to approximately 9.3 billion in 2005. The number of billed pulses per average lines in service per month decreased to 84.8 in 2005, compared to 93.0 in 2004, reflecting our increasing penetration into lower income households. This decrease in billed pulses also reflects lower overall economic growth during 2005, and is consistent with the industry-wide trend of fixed-to-mobile substitution and increased use of our ADSL service instead of our dial-up connections. By not automatically disconnecting delinquent clients at switch centers with idle capacity, we were able to continue to realize revenues by blocking only outgoing calls, enabling such clients to continue to generate fees for network service usage on calls they were permitted to receive on their blocked lines.

Public Telephones

     Total revenue from public telephones increased by 8.8% to R$540.6 million in 2006 from R$496.8 million in 2005. Despite the 3.7% decrease in the number of public phone credits to 5.26 billion credits in 2006 from 5.46 billion credits in 2005 and the 0.3% decrease in the number of public telephones in service to 277.9 thousand at December 31, 2006 from 296.9 thousand at December 31, 2005, this increase in our revenue from public phone credits was partially driven by an increase in public phone usage by prepaid mobile phone subscribers, because the rates charged for outgoing calls on fixed-line public telephones are lower than the rates charged on outgoing calls from prepaid mobile phones.

     Total revenues from public telephones increased by 3.8% to R$496.8 million in 2005 from R$478.8 million in 2004, primarily due to the rate increase of 7.27%, as well as a 3.3% decrease in the number of public phone credits to 5.63 billion credits in 2005 from 5.82 billion credits in 2004. This increase in our revenue from public phone credits was partially driven by an increase in public phone usage by prepaid mobile phone subscribers, because the rates charged for outgoing calls on fixed-line public telephones are lower than the rates charged on outgoing calls from prepaid mobile phones. The increase in public telephone revenues was also due to a 0.3% increase in the number of public telephones in service to 296,900 at December 31, 2005 from 295,900 at December 31, 2004.

Other Local Services

     Total revenues from other local services, which consist primarily of installation fees, address change and collect calls, decreased by 23.5% to R$74.1 million in 2006 from R$96.8 million in 2005, due to a decrease in the revenues from address changes and revenues from collect calls. Although there was an increase in the number of address changes to 434,630 in 2006 from 336,344 in 2005, the respective revenues decreased to R$10.7 million in 2006 from R$21.1 million in 2005. This reduction is a result of the decrease in the tariff for address changes, which suffered an average reduction of 75%. Revenues from collect calls decreased to R$22.6 million in 2006 from R$36.5 million in 2005, principally due to the increase of 9.2% in 2006 in the number of mobile lines in our region, according to Anatel estimates.

     Total revenues from other local services decreased by 23.4% to R$96.8 million in 2005 from R$126.4 million in 2004, due to a decrease in the number of address changes and collect calls revenues. Address change revenues decreased to R$21.1 million in 2005 from R$26.8 million in 2004 primarily as a result of the decrease in the number of address changes to 336,344 in 2005 from 375,837 in 2004. Revenues from collect calls decreased to

R$36.5 million in 2005 from R$49.8 million in 2004, principally due to the increase of 30.8% in 2005 in the number of mobile lines in our region, according to Anatel estimates.

Revenues from Long-Distance Services

     At December 31, 2006, our revenues from long-distance services consisted primarily of intraregional (intrastate and interstate), interregional and international long-distance calls (both fixed-fixed and fixed-mobile).

Intraregional Long-distance

     Our revenues from intraregional long-distance services decreased by 6.2% to R$2,464.4 million in 2006 from R$2,626.4 million in 2005. This decrease is due to: (i) a 2.77% tariff decrease in the domestic long distance basket price; (ii) a 7.3% and 20.8% traffic reduction in intra-sector and intra-regional calls, respectively. The decrease was offset by the increase in our estimated average market share to 90.7% from 90.6% in the intrastate segment, and to 85.8% from 84.1% in the interstate segment, due to our targeted and focused television, radio and newspaper advertising campaigns.

     Our revenues from intraregional long-distance services increased by 9.7% to R$2,626.4 million in 2005 from R$2,394.0 million in 2004. This increase was due to: (i) a 4.4% increase in VC-2 minutes and a 71.2% increase in VC-3 minutes, which was fueled by the growth in the number of mobile subscribers in our region that use our CSC 14 in mobile calls, resulting in a combined increase in VC-2 and VC-3 fixed-mobile revenues to R$1,261.2 million in 2005 from R$916.8 million in 2004; (ii) the 2.9% average rate increase in the long-distance services basket in 2005; and (iii) the increase in our estimated average market share to 90.6% from 90.3% in the intrastate segment, and to 84.1% from 79.5% in the interstate segment, due to our targeted and focused television, radio and newspaper advertising campaigns.

Interregional and International Long-distance

     Since January 2004, we have been authorized to provide interregional and international long distance services. Revenues from interregional and international long-distance services decreased by 16.0% to R$305.7 million in 2006, from R$364.1 million in 2005. The decrease in 2006 was primarily due to a 14.2% and 23.4% traffic reduction in interregional and international long distance, respectively. Our estimated market share in 2006 was 62.9% and 36.6% in the interregional and international segments, respectively.

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

Revenues from Data Transmission

     Total revenues from data transmission, which include revenues from ADSL, ATM, DialNet, Vetor, Dedicated IP and other similar products increased by 30.7% to R$2,000.5 million in 2006 from R$1,531.0 million in 2005. This growth was due to a 29.9% increase in ADSL accesses and a 8.9% increase in ATM, Frame Relay or Dedicated IP. Total ADSL accesses in service were approximately 1.3 million on December 31, 2006 up from approximately 1.0 million on December 31, 2005, and generated average revenues per line of approximately R$67.27 during 2006. In addition, the 29.9% increase in ADSL subscribers was driven by increased residential demand while the increase in IP and network accesses was due to increased corporate demand. Overall growth in all data transmission services was due to the expansion of our corporate client base and our ability to provide integrated solutions to our customers through targeted and focused marketing campaigns.

     Total revenues from data transmission increased by 43.2% to R$1,531.0 million in 2005 from R$1,068.8 million in 2004. This growth was due to the 89.4% increase in the number of ADSL accesses in service to approximately 1.0 million on December 31, 2005 from 535.5 thousand accesses in service on December 31, 2004, which generated average revenues per line of approximately R$74.2 during 2005, lower compared to the R$89.5 observed in 2004 because of fast growth strategy of broadband access in 2005. In addition, the 40.8% increase in the number of IP accesses (Dedicated IP and IP Turbo) in service to 10,432 at December 31, 2005 from 7,408 at December 31, 2004 and the 28.0% increase in the number of network accesses (Frame Relay, ATM, Interlan and VETOR) in service to 24,998 at December 31, 2005 from 19,529 at December 31, 2004 also contributed to the higher revenues from data transmission over the period.

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

     Total revenues from network services decreased by 18.2% to R$770.6 million in 2006, from R$941.5 million in 2005, due to our continued penetration of the interregional and international segments. Since we provide these services, we no longer receive interconnection fees from other telecommunications companies. Total revenues from interconnection fees consisted of R$298.2 million from fixed-to-fixed traffic compared to R$397.1 million in 2005, R$143.9 million from mobile-to-fixed traffic compared to R$236.6 million in 2005, and R$328.4 million from leasing fees compared to R$307.8 million in 2005.

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

Mobile Services

     In September 2004 we started offering mobile services through 14 Brasil Telecom Celular S.A., our subsidiary. Total revenues from mobile services reached R$1,323.3 million in 2006, an 80.7% increase from R$732.3 million in 2005, consisting of: (i) R$286.2 million in sales of handsets and related equipment, up from R$299.4 million in 2005; and (ii) R$1,037.1 million derived from services, up from R$433.0 million in 2005, composed primarily of: (a) monthly subscription charges, which accounted for R$305.4 million at December 2006, up from R$167.8 million at December 2005, (b) utilization charges which include charges for minutes used in excess of the mobile monthly allowances and accounted for R$388.2 million at December 2006, up from R$209.7 million at December 2005 and (c) interconnection charges which accounted for R$300.1 million at December 2006, up from R$43.2 million at December 2005. The increase in the interconnection charges was primarily due to the effects of Anatel’s new regulation (full bill), which established that all calls among mobile operators would be charged (previously only the calls in which the difference in outgoing and incoming traffic was superior to 55%). By the end of 2006 we had approximately 3.38 million mobile subscribers, a 52.6% increase from the 2.21 million mobile subscribers at the end of 2005.

Revenues from Other Services

     Other services consist primarily of supplementary and value-added services such as toll-free, call forwarding and caller ID, as well as Internet access services. Total revenues from other services increased by 1.2% to R$777.3 million in 2006 from R$768.1 million in 2005. Revenues from supplementary and value-added services increased by 8.7% to R$367.6 million in 2006 from R$338.1 million in 2005. This growth was due to increased advertising campaigns promoting value added services as part of our strategy to increase average revenue per line. We are also the leader in the Brazilian Internet market, having generated 42.4 billion minutes of usage in 2006, with 1.4 million subscribers paying for services including broadband access and value-added services.

     Total revenues from other services increased by 52.7% to R$768.1 million in 2005 from R$502.8 million in 2004. Revenues from supplementary and value-added services increased by 12.3% to R$338.1 million in 2005 from R$301.0 million in 2004. This growth was due to increased advertising campaigns promoting value added services as part of our strategy to increase average revenue per line. We are also the leader in the Brazilian Internet market, having generated 38.7 billion minutes of usage in 2005, with 916,000 subscribers paying for services including broadband access and value-added services.

Charges Against Gross Operating Revenues

Value-added and Other Indirect Taxes.

     As already mentioned, the principal taxes deducted from gross operating revenues are state value added taxes “ICMS”, the federal social contribution taxes, PIS and COFINS, and the telecommunications contributions, FUST and FUNTTEL. We collect these taxes from our customers and transfer them to the appropriate governmental entities. At this point, please note that on January 1, 2006, we have been charged a “Public Price for the Right of Exploration of Telecommunication Services” known as the PPDEST. PPDEST is a new tax instituted by the Anatel Resolution no. 386 dated November 3, 2004 and it is a fixed value that must be paid by us at the moment of the issuance by Anatel of the Act that authorizes the exploration of the telecommunication services.

     The total amount of value-added and other taxes increased by 1.6% to R$4,286.0 million in 2006 from R$4,219.1 million in 2005. The rate of growth in value-added and other taxes reflects the rate of growth in our gross operating revenue during the period and the change in revenue mix, as there is less tax applicable to certain services, such as interconnection services.

     The total amount of value-added and other taxes increased by 17.9% to R$4,219.1 million in 2005 from R$3,579.5 million in 2005. The rate of growth in value-added and other taxes reflects the rate of growth in our gross operating revenue during the period and the change in revenue mix, as there is less tax applicable to certain services, such as interconnection services.

Discounts

     Discounts are generally divided into rebates on: (i) pre-paid telephone cards (typically having commissions of approximately 10.0% over the face amount sold), (ii) local wireline calls, (iii) long-distance calls, and (iv) intelligent network services (such as caller ID, call forwarding and conference calling). Discounts reached R$528.7 million in 2006, compared to R$329.5 million in 2005 and R$119.0 million in 2004.

Cost of Services

     Total cost of services decreased by 0.9% to R$6,466.5 million in 2006 from R$6,525.9 million in 2005. Our cost of services decreased primarily as a result of (i) a decrease in third party services, which decreased by 2.5% to R$3,025.9 million in 2006 from R$3,102.8 million in 2005, and (ii) a 17.6% decrease in the cost of mobile handsets and accessories to R$294.7 million in 2006 from R$357.7 million in 2005. This decrease in third party services was largely due to the reduction in interconnection costs. As a percentage of net operating revenues, cost of services decreased to 62.8% in 2006 from 64.4% in 2005.

     Total cost of services increased by 6.2% to R$6,525.9 million in 2005 from R$6,158.8 million in 2004. Our cost of services increased primarily as a result of an increase in the cost of third-party services, which increased by 4.8% to R$3,102.8 million in 2005 from R$2,959.7 million in 2004. This increase in costs was largely due to the implementation of certain of our mobile operations, including call centers and sales commissions. However, as a percentage of net operating revenues, cost of services decreased to 64.4% in 2005 from 67.8% in 2004, primarily due to reductions in personnel costs and relatively stable materials costs.

     The following table sets forth certain components of our cost of services, as well as the percentage change from the prior year, for 2004, 2005 and 2006.

	Year ended December 31			Percentage Changes

	2004	2005	2006	2004 - 2005	2005 - 2006

Cost of Services:	(thousands of reais, except percentages)
Depreciation and amortization	(2,498,734)	(2,278,511)	(2,306,553)	(8.8)	1.2
Personnel	(136,363)	(160,721)	(193,021)	17.9	20.1
Mobile handsets and accessories	(113,642)	(357,680)	(294,727)	214.7	(17.6)
Materials	(66,613)	(73,871)	(72,394)	10.9	(2.0)
Services	(2,959,656)	(3,102,827)	(3,025,924)	4.8	(2.5)
Other	(383,828)	(552,288)	(573,844)	43.9	3.9

Total cost of services	(6,158,836)	(6,525,898)	(6,466,463)	6.0	(0.9)

Depreciation and Amortization

     Total depreciation and amortization costs increased by 1.2% to R$2,306.6 million in 2006 from R$2,278.5 million in 2005, through a decrease in lines installed to 10.4 million at December 31, 2006 from 10.8 million at December 31, 2005.

     Total depreciation and amortization costs decreased by 8.8% to R$2,278.5 million in 2005 from R$2,498.7 million in 2004, through an increase in lines installed to 10.8 million at December 31, 2005 from 10.7 million at December 31, 2004. This decrease is due to the fact that certain of our assets are completely depreciated and we do not have to book these specific values.

Personnel

     Total personnel costs increased by 20.1% in 2006 to R$193.0 million from R$160.7 million in 2005. This increase in personnel costs was primarily due to labor expenses related to the downsizing in our workforce announced in February 2006, an increase in our employees’ profit share and to the collective labor agreement. At December 31, 2006, we had approximately 5,835 employees, a decrease from 6,872 employees at December 31, 2005.

     Total personnel costs increased by 17.9% in 2005 to R$160.7 million from R$136.4 million in 2004. This increase in personnel costs was primarily due to an increase in our number of employees, an increase in our employees’ profit share and to the collective labor agreement. At December 31, 2005, we had approximately 6,872 employees, an increase from 6,680 employees at December 31, 2004.

Material

     Total costs related to materials, such as plastic phone cards and materials for network maintenance (such as cables), decreased by 2.0% to R$72.4 million in 2006 from R$73.9 million in 2005. This decrease in material costs was primarily due to a reduction in the issuance of pre-paid phone cards.

     Total costs related to materials, such as plastic phone cards and materials for network maintenance (such as cables), increased by 10.9% to R$73.9 million in 2005 from R$66.6 million in 2004. This increase in material costs was primarily due to the growth in usage of prepaid phone cards.

Services

     The cost of third party services decreased by 2.5% to R$3,025.9 million in 2006 from R$3,102.8 million in 2005. This decrease in costs is largely due to a 7.1% reduction in interconnection costs.

     The cost of third party services increased by 4.8% to R$3,102.8 million in 2005 from R$2,959.7 million in 2004. This increase in costs is largely due to implementation of certain of our mobile operations like call centers service and sales commissions.

     Interconnection costs decreased to approximately 14.0% of gross revenues, or R$2,114.9 million in 2006,from approximately 15.5%, or R$2,275.8 million, in 2005. This decrease was due to higher mobile penetration and by the usage of BrT GlobeNet’s services, which assured the necessary autonomy to carry its own international traffic of voice, data and Internet protocol. In addition to the 45.0% fixed-to-mobile rate readjustment the interconnection costs presented a R$161.0 million decrease from 2005, reflecting our mobile economies.

     Interconnection costs decreased to approximately 15.5% of gross revenues, or R$2.275.8 million in 2005 from approximately 18.0% or R$2,297.5 million, in 2004. This decrease was due to higher mobile penetration and the fixed-to-mobile rate increase, mostly in VC-1. Besides the 45.0% fixed-to-mobile rate readjustment the interconnection costs presented a R$21.6 million decrease from 2004, reflecting our mobile economies.

Other Costs of Service

     Other costs of service, which primarily include fees paid for the rental of equipment and infrastructure, insurance and a fee imposed by Anatel on providers of telecommunications services for the inspection of switching stations and wireless terminals, referred to as Taxa de Fiscalização de Telecomunicações, or FISTEL, increased by 3.9% to R$573.8 million in 2006 from R$552.3 million in 2005.

     Other costs of service increased by 43.9% to R$552.3 million in 2005 from R$383.8 million in 2004.

Gross Profit

     Our gross profit increased in 2006 by 6.0% to R$3,830.2 million from R$3,612.8 million in 2005, as a result of a reduction in cost of services and an increase in net operating revenues. As a percentage of net operating revenues, gross profit increased to 37.2% in 2006 from 35.6% in 2005.

     Our gross profit increased in 2005 by 24.3% to R$3,612.8 million from R$2,906.0 million in 2004, as a result of an increase in our net operating revenues in 2005. As a percentage of net operating revenues, gross profit increased to 35.6% in 2005 from 32.1% in 2004.

Operating Expenses

     Total operating expenses, which include selling expenses, general and administrative expenses and other net operating expenses, decreased by 14.1% to R$3,046.9 million in 2006 from R$3,547.3 million in 2005. This decrease was primarily a result of the decrease in selling expenses in the period, as discussed below.

     Total operating expenses increased by 62.4% to R$3,547.3 million in 2005 from R$2,184.3 million in 2004. This increase was primarily a result of the increase in selling expenses and general and administrative expenses in the period, as discussed below.

     The following table sets forth certain components of our operating expenses, as well as the percentage change from the prior year, for 2004, 2005 and 2006.

	Year ended December 31			Percentage Changes
	2004	2005	2006	2004 - 2005	2005- 2006

Operating expenses:		(thousands of reais, except percentages)
Selling expenses	(1,105,628)	(1,656,242)	(1,470,642)	49.8	(11.2)
General and administrative expenses	(1,017,502)	(1,264,741)	(1,314,119)	24.3	3.9
Other net operating expenses (income)	(61,198)	(626,306)	(262,134)	N/A	(58.1)

Total operating expenses	(2,184,329)	(3,547,289)	(3,046,895)	62.4	(14.1)

Selling Expenses

     Total selling expenses decreased 11.2% to R$1,470.6 million in 2006 from R$1,656.2 million in 2005. The decrease was primarily due to third party services, which decreased R$154.5 million in 2006, largely due to a 35.9% reduction in marketing and advertising.

     Bad debt and provisions for doubtful accounts decreased 14.5% in 2006 despite the increase in gross revenues. As a percentage of gross revenues, bad debt and provisions for doubtful accounts decreased to 2.5% of gross revenues in 2006 from 3.1% in 2005. This reduction in bad debt and provisions for doubtful accounts as a percentage of gross revenues reflects our continued focus on measures to control bad debt, such as the introduction of alternative plans to mitigate credit risk.

     Total selling expenses increased 49.8% to R$1,656.2 million in 2005 from R$1,105.6 million in 2004. A large portion of this increase can be explained partially by the fact that we operated our mobile business for 12 months in 2005, as opposed to only 2 months in 2004. This increase was due primarily to:

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

General and Administrative Expenses

     Total general and administrative expenses increased 3.9% to R$1,314.1 million in 2006 from R$1,264.7 million in 2005. The increase was primarily due to an increase of R$45.8 million in depreciation and amortization.

As a percentage of net operating revenues, general and administrative expenses rose to 12.8% in 2006 from 12.5% in 2005.

     Total general and administrative expenses increased 24.3% to R$1,264.7 million in 2005 from R$1,017.5 million in 2004. In general and administrative expenses, a large portion of this increase can be explained partially by the fact that we operated our mobile business for 12 months in 2005, as opposed to only two months in 2004. The increase was primarily due to:

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

As a percentage of net operating revenues, general and administrative expenses rose to 12.5% in 2005 from 11.2% in 2004.

Other Net Operating Expenses (Income)

     In 2006, total other net operating expenses amounted to R$262.1 million, a 58.1% reduction in comparison to R$626.3 million in 2005. This result is primarily due to:

(i)	R$237.5 million reduction in provisions and administrative costs for Pension Funds; and

(ii)	R$127.9 million increase in recovery of taxes and recovered expenses.

     Total other net operating expenses increased from R$61.2 million in 2004 to R$626.3 million in 2005. This increase in expenses resulted primarily from:

(i)
provisions for contingencies, of which, R$198 million is related to social security and labor- related legal proceedings, as well as administrative proceedings, and R$77 million is related to a write-off of tax credits, in particular of the ICMS (Value Added) tax levied on supplies used in the maintenance of our fixed telephone plant and on electric energy consumption;

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

Operating Income (Loss) Before Net Financial Expenses

     Our total operating income before net financial expenses increased by 1,095.9% to an income of R$783.3 million in 2006 from an income of R$65.5 million in 2005. As a percentage of net operating revenues, operating income before net financial expenses increased to 7.6% in 2006 from 0.65% in 2005.

     Our total operating income before net financial expenses decreased by 90.9% to an income of R$65.5 million in 2005 from an income of R$721.7 million in 2004. As a percentage of net operating revenues, operating income before net financial expenses decreased to 0.65% in 2005 from 8.0% in 2004.

Net Financial Expenses

     Total net financial expenses represent the net effect of interest income, interest expense and exchange rate and monetary restatement gain and loss.

     In 2006, our net financial expenses decreased 51.4% to R$289.7 million from R$596.2 million in 2005 primarily as a result of:

  a 46.8% reduction of swap contracts in foreign currency, to R$136.5 million in 2006 from R$256.8 million in 2005 due to the appreciation of the Real in comparison to the Yen, which represented, in 2006, an effect of 23.5% in BrT’s Receives position, against 9.5% in 2005;
  a reduction of R$94.7 million in loans in foreign currency referring to the appreciation of the Real against the US dollar and the Yen.

     In 2005, our net financial expenses increased 2.9% to R$596.2 million from R$579.5 million in 2004 primarily as a result of:

  an extraordinary adjustment related to monetary updates in the amount of approximately R$60.2 million;
  a 4.4% decrease in our interest expense, to R$822.7 million in 2005 from R$860.7 million in 2004 (of which approximately 16.4% (R$134.9 million) was paid to Brasil Telecom Participações S.A., our parent company) as a result of lower interest rates in Brazil in 2005 compared to 2004, which decreased the cost of our real denominated indebtedness, as the average CDI in 2005 was 15.1% as compared to 16.2% in 2004; and
  an increase in our interest income to R$664.7 million in 2005 from R$493.3 million in 2004, primarily as a result of the increase in average cash balances to R$2,063.9 million in 2005 from R$1,931.8 million in 2004.
Operating Income (Loss)

     Our total operating income (loss) totaled R$493.6 million in 2006 as opposed to a loss of R$530.7 million in 2005, primarily as a result of a 6.0% increase in gross profits, a 14.1% decrease in operating expenses and a 51.4% decrease in net financial expenses. As a percentage of net operating revenues, operating income increased to 4.8% in 2006 as opposed to a loss of 5.2% in 2005.

     Our total operating income (loss) decreased to a loss of R$530.7 million in 2005 from an income of R$142.2 million in 2004, primarily as a result of a 24.3% increase in gross profits offset by a 62.4% increase in operating expenses and a 2.9% increase in net financial expenses. As a percentage of net operating revenues, operating loss decreased to 5.2% in 2005 from an income of 1.6% in 2004.

Net Non-Operating Expenses

     Net non-operating expenses consist principally of equipment disposal in connection with the modernization of our network.

     Total net non-operating expenses reverted to an income of R$30.9 million in 2006 from expenses of R$149.0 million in 2005. Net non-operating expenses are comprised mainly of the amortization of goodwill we acquired as a result of the merger with CRT in December 2000. Goodwill amortization for CRT totaled R$7.8 million for the year ended December 31, 2006 (See note 8 to our audited consolidated financial statements).

     Total net non-operating expenses increased by 33.0% to R$149.0 million in 2005 from R$112.1 million in 2004. Net non-operating expenses are comprised mainly of the amortization of goodwill we acquired as a result of the merger with CRT in December 2000. Goodwill amortization for CRT totaled R$126.0 million for the year ended December 31, 2005. (See note 8 to our audited consolidated financial statements).

Income (Loss) Before Taxes and Minority Interests

     Our income (loss) before taxes and minority interests reverted to an income of R$524.5 million in 2006 from a loss of R$679.8 million in 2005 primarily as a result of the increase in operating loss and net non-operating expense. As a percentage of net operating revenues, income before taxes and minority interests reverted to an income of 5.1% in 2006 from a loss of 6.7% in 2005.

     Our income (loss) before taxes and minority interests decreased to a loss of R$679.8 million in 2005 from an income of R$30.1 million in 2004 primarily as a result of the increase in operating loss and net non-operating expense. As a percentage of net operating revenues, income (loss) before taxes and minority interests increased to 6.7% in 2005 from a loss of 0.3% in 2004.

Income and Social Contribution Tax Benefits (Expenses)

     Income and social contribution tax benefits reverted to a loss of R$95.0 million in 2006 from an income of R$389.1 million in 2005, due to an increase in income before taxes and minority interest of R$524.5 million in 2006 from a loss of R$679.8 million in 2005.

     Income and social contribution tax benefits increased by 418.8% to R$389.1 million in 2005 from R$75.0 million in 2004, due to the increase in loss before taxes and minority interest of R$679.8 million in 2005 from an income of R$30.1 million in 2004.

Minority Interests

     In 2006, we allocated R$2.9 million of gain to minority shareholders, originating from their stakes in iG Cayman, Opynia Cayman and Agência o Jornal da Internet.

     In 2005, we allocated R$13.0 million of loss to minority shareholders, originating from their stakes in iBest and iG.

     In 2004, we allocated R$6.3 million of gain to minority shareholders, originating from their stakes in iBestand iG.

Net Income (Loss)

     Our net income reverted to an income of R$432.4 million in 2006 from a loss of R$303.7 million in 2005, as a result of the increase in operating income and reduction of net non-operating expenses. As a percentage of net operating revenues, net income reverted to 4.2% in 2006 from a loss of 3.0% in 2005.

     Our net income (loss) decreased to a loss of R$303.7 million in 2005 from an income of R$98.8 million in 2004, as a result of the increase in operating loss and net non-operating expenses. As a percentage of net operating revenues, net loss decreased to a loss of 3.0% in 2005 from income of 1.1% in 2004.

Information per Business Segment

Information per business segment is presented in relation to our Company and our subsidiaries’ business, which was identified based on their performance and management structure, as well as the internal management information.

The operations carried out among the business segments presented were based on conditions equivalent to the market.

The income by segment, as well as the equity items presented, takes into consideration the items directly attributable to the segment, also taking into account those which can be allocated on a reasonable basis.

	Company reportable segments as of December 31, 2006

	Fixed Telephony and	Mobile	Internet	Eliminations	Consolidated
	Data Transmission	Telephony

Net operating revenue	9,419,265	1,247,377	299,542	(669,525)	10,296,659
Gross income (loss)	3,649,832	71,294	153,978	(43,666)	3,831,438
Operating income (loss) before financial revenues (expenses)	1,321,772	(477,353)	(61,177)	59	783,301

	Company reportable segments as of December 31, 2005

	Fixed Telephony and	Mobile	Internet	Eliminations	Consolidated
	Data Transmission	Telephony

Net operating revenue	9,734,282	699,848	513,187	(808,633)	10,138,684
Gross income (loss)	3,823,126	(259,403)	175,403	(123,944)	3,615,182
Operating income (loss) before financial revenues (expenses)	906,350	(847,864)	6,998	13	65,497

	Company reportable segments as of December 31, 2004

	Fixed Telephony and	Mobile	Internet	Eliminations	Consolidated
	Data Transmission	Telephony

Net operating revenue	9,065,390	78,982	269,345	(348,861)	9,064,856
Gross income (loss)	3,375,506	(68,427)	70,067	(140,302)	3,236,844
Operating income (loss) before financial revenues (expenses)	1,309,298	(173,303)	(15,709)	-	1,120,286

Fixed Telephony and Data Transmission

	Year ended December 31,			Percent change
	2004	2005	2006	2005-2004	2006-2005
Gross Operating Revenue	12,699,485	13,924,898	13,653,447	9.6	(1.9)
Deductions from Gross Revenue	(3,634,095)	(4,190,616)	(4,234,182)	15.3	1.0
Net Operating Revenue	9,065,390	9,734,282	9,419,265	7.4	(3.2)
Cost of Services Rendered and Goods Sold	(5,689,884)	(5,911,156)	(5,769,433)
Gross Income	3,375,506	3,823,126	3,649,832	13.3	(4.5)

Operating Expenses, Net	(2,066,208)	(2,916,776)	(2,328,060)	41.2	(20.2)
Sale of Services	(1,102,190)	(1,227,199)	(986,621)	11.3	(19.6)
General and Administrative Expenses	(932,444)	(1,079,120)	(1,123,975)	15.7	4.2
Management Compensation	(7,214)	(9,196)	(7,767)	27.5	(15.5)
Other Operating Expenses	(24,360)	(601,261)	(209,697)	N.A.	(65.1)

Operating Income Before Financial Revenues (Expenses)	1,309,298	906,350	1,321,772	(30.8)	45.8

Operating revenues

Gross operating revenues decreased 1.9% to R$13,653.4 million at December 31, 2006 from R$13,924.9 million at December 31, 2005. This decrease was due to a 4.0% decrease in local services revenues and 5.9% decrease in intraregional long-distance services, partially compensated by a 18.4% increase in data transmission revenues.

Gross operating revenues increased 9.6% to R$13,924.9 million at December 31, 2005 from R$12,699.5 million at December 31, 2004. This increase was due to a 3.1% increase in revenues from local services and a 9.7% increase in revenues from intraregional long-distance services.

Our revenue from local services decreased to R$6,942 million at December 31, 2006 from R$7,228 million at December 31, 2005. The decrease in local services revenues was primarily due to the 2.9% decrease in monthly subscription charges and 7.6% decrease in charges for local fixed-line to mobile handsets. The decrease in monthly subscription revenues was due to decreasing penetration of fixed-line telecommunications services in our region, represented by a decrease in telephone density in our region to 19.4 lines in service per 100 inhabitants at December 31, 2006 from 22.3 lines in service per 100 inhabitants at December 31, 2005. The total number of active lines in service (total lines in service excluding blocked lines) decreased to 8.1 million at December 31, 2006 from 8.6 million at December 31, 2005. Revenues from local calls made from a fixed-line to mobile handsets (“VC-1”) decreased by 7.6%, this decrease resulted from greater competition in the sector, where mobile operators are offering plans in which the cost of the mobile-mobile minute can be lower than the fixed-mobile minute.

Our revenues from local services increased by 3.1% to R$7,228 million at December 31, 2005 from R$7,012 million at December 31, 2004. This increase was primarily due to rate adjustments despite the decreasing penetration of fixed-line telecommunications services in our region, represented by a decrease in telephone density in our region to 22.3 lines in service per 100 inhabitants at December 31, 2005 from 22.4 lines in service per 100 inhabitants at December 31, 2004. The total number of lines in service increased to 9.6 million at December 31, 2005 from 9.5 million at December 31, 2004.

Our revenues from intraregional long-distance services decreased by 5.9% to R$2,471.7 million at December 31, 2006 from R$2,626.6 million at December 31, 2005. This decrease is due to: (i) a 2.77% tariff decrease in the domestic long distance basket price; (ii) a 7.3% and 20.8% traffic reduction in intra-sector and intra-regional calls, respectively. The decrease was offset by the increase in our estimated average market share to 90.7% from 90.6% in the intrastate segment, and to 85.8% from 84.1% in the interstate segment, due to our targeted and focused television, radio and newspaper advertising campaigns.

Our revenues from intraregional long-distance services increased by 9.7% to R$2,626.6 million at December 31, 2005 from R$2,394.0 million at December 31, 2004. This increase was due to: (i) a 4.4% increase in VC-2 minutes and a 71.2% increase in VC-3 minutes, which was fueled by the growth in the number of mobile subscribers in our region that use our CSC 14 in mobile calls, resulting in a combined increase in VC-2 and VC-3 fixed-mobile revenues to R$1,261.3 million at December 31, 2005 from R$916.8 million at December 31, 2004; (ii) the 2.9% average rate increase in the long-distance services basket at December 31, 2005; and (iii) the increase in our estimated average market share to 90.6% from 90.3% in the intrastate segment, and to 84.1% from 79.5% in the interstate segment, due to our targeted and focused television, radio and newspaper advertising campaigns.

Revenues from data transmission, which include revenues from ADSL, ATM, DialNet, Vetor, Dedicated IP and other similar products increased by 18.4% to R$1,958 million at December 31, 2006 from R$1,654 million at December 31, 2005. This growth was due to a 29.9% increase in ADSL accesses and a 8.9% increase in ATM, Frame Relay or Dedicated IP. Total ADSL accesses in service were approximately 1.3 million on December 31, 2006 up from approximately 1.0 million on December 31, 2005. In addition, the 29.9% increase in ADSL subscribers was driven by increased residential demand while the increase in IP and network accesses was due to increased corporate demand. Overall growth in all data transmission services was due to the expansion of our corporate client base and our ability to provide integrated solutions to our customers through targeted and focused marketing campaigns.

Revenues from data transmission increased by 41.7% to R$1,654 million at December 31, 2005 from R$1,167 million at December 31, 2004. This growth was due to the 89.4% increase in the number of ADSL accesses in service to approximately 1,0 million on December 31, 2005 from 535.5 thousand accesses in service on December 31, 2004. In addition, the 40.8% increase in the number of IP accesses (Dedicated IP and IP Turbo) in service to 10,432 at December 31, 2005 from 7,408 at December 31, 2004 and the 28.0% increase in the number of network accesses (Frame Relay, ATM, Interlan and Vetor) in service to 24,998 at December 31, 2005 from 19,529 at December 31, 2004 also contributed to the higher revenues from data transmission over the period.

The total amount of value-added and other taxes was R$3,926.6 million at December 31, 2006 from R$3,963.5 million at December 31, 2005. Discounts reached R$307.6 million at December 31, 2006. Net operating revenues decreased 3.2% to R$9,419.3 million at December 31, 2006 from R$9,734.3 million at December 31, 2005, mainly due to the decrease in gross revenues.

The total amount of value-added and other taxes was R$3,963.5 million at December 31, 2005 from R$3,518.3 million at December 31, 2004. Discounts reached R$227.1 million at December 31, 2005. Net operating revenues increased 7.4% to R$9,734.3 million at December 31, 2005 from R$9,065.4 million at December 31, 2004, mainly due to the increase in gross revenues.

Cost of services rendered and goods sold

Cost of services rendered and goods sold decreased by 2.4% to R$5,769.4 million at December 31, 2006, from R$5,911.2 million at December 31, 2005. Our cost of services decreased primarily as a result of a decrease in third party services, which decreased by R$246.4 million during 2006. This decrease in third party services was largely due to the reduction in interconnection costs, as a percentage of net operating revenues, interconnection costs increased to 25.8% in 2006 from 24.0% in 2005. The reduction in interconnection costs was mainly driven by decreasing traffic from local fixed-line calls to mobile handsets.

Cost of services rendered and goods sold increased 3.9% to R$5,911.2 million at December 31, 2005 from R$5,689.9 million at December 31, 2004. Our cost of services increased primarily as a result of an increase in third party services, largely due to the increase in interconnection costs. As a percentage of net operating revenues, interconnection costs increased to 25.9% in 2005 from 25.8% in 2004.

Gross income

Gross income decreased 4.5% to R$3,649.8 million at December 31, 2006 from R$3,823.1 million at December 31, 2005, basically due to the 3.2% decrease in net operating revenues, despite of the 2.4% decrease in cost of services rendered and goods sold.

Gross income increased 13.3% to R$3,823.1 million at December 31, 2005 from R$3,375.5 million at December 31, 2004, basically due to the 7.4% increase in net operating revenues combined with the 3.9% increase in cost of services rendered and goods sold.

Sale of services

Operating expenses related to sale of services decreased 19.6% to R$986.6 million at December 31, 2006 from R$1,227.2 million at December 31, 2005. The decrease was primarily due to third party services and bad debt and provisions for doubtful accounts. Third party services decreased R$57.8 million in 2006, largely due to a 30.4% reduction in marketing and advertising. Bad debt and provisions for doubtful accounts decreased 14.5% in 2006 despite the increase in gross revenues. As a percentage of gross revenues, bad debt and provisions for doubtful accounts decreased to 2.5% of gross revenues in 2006 from 3.1% in 2005. This reduction in bad debt and provisions for doubtful accounts as a percentage of gross revenues reflects our continued focus on measures to control bad debt, such as the introduction of alternative plans to mitigate credit risk.

Operating expenses related to sale of services increased 11.3% to R$1,227.2 million at December 31, 2005 from R$1,102.2 million at December 31, 2004. The increase was primarily due to third party services and personnel expenses, despite of the decrease in bad debt and provisions for doubtful accounts. The increase in personnel expenses was due to the increase salaries and bonuses relating to our sales personnel, with a portion this variation explained by a change in the booking of profit sharing which, in 2004, was booked after EBITDA, by the Collective

Labor Agreement in effect as of January 2005, which implicated an average salary readjustment of 6.0% and by increase in the number of employees. Bad debt and provisions for doubtful accounts decreased 9.2% in 2005 despite the increase in gross revenues. As a percentage of gross revenues, bad debt and provisions for doubtful accounts decreased to 3.1% of gross revenues in 2005 from 3.2% in 2004.

General and administrative expenses

Operating expenses related to general and administrative expenses increased 4.2% to R$1,124.0 million at December 31, 2006 from R$1,079.1 million at December 31, 2005. The increase was primarily due to an increase of R$35.0 million in depreciation and amortization.

Operating expenses related to general and administrative expenses increased 15.7% to R$1,079.1 million at December 31, 2005 from R$932.4 million at December 31, 2004. The increase was primarily due to an increase in legal and corporate consulting expenses and an increase in expenses from information technology equipment depreciation.

Management compensation

Operating expenses related to management compensation decreased 15.5% to R$7.8 million at December 31, 2006 from R$9.2 million at December 31, 2005.

Operating expenses related to management compensation increased 27.5% to R$9.2 million at December 31, 2005 from R$7.2 million at December 31, 2004.

Other Operating Revenue (Expenses)

Net operating expenses related to other operating expenses decreased 65.1% to R$209.7 million at December 31, 2006 from R$601.3 million at December 31, 2005. This decrease was due to a reduction in provisions and administrative costs for Pension Funds and an increase in recovery of taxes and recovered expenses.

Net operating expenses related to other operating expenses amounted to R$601.3 million at December 31, 2005 from R$24.4 million at December 31, 2004. This increase in expenses resulted primarily from an increase in provisions for contingencies and a supplement to the provision for pension fund liabilities as a result of the adoption of a revised mortality table (UP94 with two-year grievance and separated by gender), which better corresponds to current expectation of longevity of participants of sponsored plans.

Mobile Telephony

	Year ended December 31,			Percent change
	2004	2005	2006	2005-2004	2006-2005
Gross Operating Revenue	102,299	989,263	1,788,972	867.0	80.8
Deductions from Gross Revenue	(23,317)	(289,415)	(541,595)	1,141.2	87.1
Net Operating Revenue	78,982	699,848	1,247,377	786.1	78.2
Cost of Services Rendered and Goods				550.7	22.6
Sold	(147,409)	(959,251)	(1,176,083)
Gross Income (Expense)	(68,427)	(259,403)	71,294	279.1	N/A.

Operating Expenses, Net	(104,876)	(588,461)	(548,647)	461.1	(6.8)
Sale of Services	(90,137)	(487,783)	(432,432)	441.2	(11.3)
General and Administrative Expenses	(14,296)	(128,092)	(125,930)	796.0	(1.7)
Other Operating Revenue (Expenses)	(443)	27,414	9,715	N/A.	(64.6)

Operating Loss Before Financial				389.2	(43.7)
Revenues (Expenses)	(173,303)	(847,864)	(477,353)

Operating revenues

Gross operating revenues from mobile services reached R$1,789.0 million at December 31, 2006, an 80.8% increase from R$989.3 million at December 31, 2005, consisting of:

(i)	R$286.2 million in sales of handsets and related equipment at December 31, 2006, in comparison to R$299.4 million at December 31, 2005; and
(ii)	R$993.7 million derived from services at December 31, 2006, up from R$420.7 million at December 31, 2005, composed primarily of:
	a.	Monthly subscription charges, which accounted for R$305.4 million at December 31, 2006, up from R$167.8 million at December 31, 2005;
b.
Utilization charges which include charges for minutes used in excess of the mobile monthly allowances and accounted for R$388.2 million at December 2006, up from R$209.7 million at December 31, 2005; and

c.
Interconnection charges which accounted for R$300.1 million at December 2006, up from R$43.2 million at December 2005. The increase in the interconnection charges was primarily due to the effects of Anatel’s new regulation (full bill), which established that all calls among mobile operators would be charged (previously only the calls in which the difference in outgoing and incoming traffic was superior to 55%). By the end of 2006 we had approximately 3.38 million mobile subscribers, a 52.6% increase from the 2.21 million mobile subscribers at the end of 2005.

In September 2004 we started offering mobile services through 14 Brasil Telecom GSM, our subsidiary. Gross operating revenues increased 867.0% to R$989.3 million at December 31, 2005 from R$102.3 million at December 31, 2004. Total gross operating revenues at December 31, 2005 consisted of:

(i)	Sales of handsets and related equipment of R$299.4 million at December 31, 2005; and
(ii)	R$420.7 million from services at December 31, 2005, composed primarily of:
	a.	Monthly subscription charges, which accounted for R$167.8 million at December 31, 2005;
	b.	Utilization charges which include charges for minutes used in excess of the mobile monthly allowances and accounted for R$209.7 million at December 31, 2005; and
c.
Interconnection charges which accounted for R$43.2 million at December 2005. By the end of 2005 we had approximately 2.21 million mobile subscribers, a 255.6% increase from the 0.62 million mobile subscribers at the end of 2004.

The total amount of value-added and other taxes increased by 69.8% to R$316.9 million at December 31, 2006 from R$186.6 million at December 31, 2005. The rate of growth in value-added and other taxes mainly reflects the rate of growth in our gross operating revenue. Discounts reached R$224.7 million at December 31, 2006. Net operating revenues increased 78.2% to R$1,247.4 million at December 31, 2006 from R$699.8 million at December 31, 2005, mainly due to the decrease in gross revenues.

The total amount of value-added and other taxes was R$186.6 million at December 31, 2005 from R$20.0 million at December 31, 2004. Discounts reached R$102.8 million at December 31, 2005. Net operating revenues increased 786.1% to R$699.8 million at December 31, 2005 from R$79.0 million at December 31, 2004. We started offering mobile services in September 2004.

Cost of services rendered and goods sold

Cost of services rendered and goods sold increased 22.6% to R$1,176.1 million at December 31, 2006 from R$959.3 million at December 31, 2005. The increase was mainly due to a R$166.5 million increase in interconnection costs due to the increase in the subscriber base and to the effects of Anatel’s new regulation (full bill), which established that all calls among mobile operators would be charged (previously only the calls in which the difference in outgoing and incoming traffic was superior to 55%).

Cost of services rendered and goods sold increased 550.7% to R$959.3 million at December 31, 2005 from R$147.4 million at December 31, 2004. We started offering mobile services in September 2004.

Gross income

Gross income amounted to R$71.3 million at December 31, 2006 from an expense of R$259.4 million at December 31, 2005, basically due to the 78.2% increase in net operating revenues combined with the 22.6% increase in cost of services rendered and goods sold.

Gross expense increased 279.1% to R$259.4 million at December 31, 2005 from R$68.4 million at December 31, 2004, basically due to the 786.1% increase in net operating revenues combined with the 550.7% increase in cost of services rendered and goods sold. We started offering mobile services in September 2004.

Sale of services

Net operating expenses related to sale of services decreased 11.3% to R$432.4 million at December 31, 2006 from R$487.8 million at December 31, 2005. The decrease is mainly due to a 35.9% decrease in advertising and marketing campaigns.

Net operating expenses related to sale of services increased 441.2% to R$487.8 million at December 31, 2005 from R$90.1 million at December 31, 2004. We started offering mobile services in September 2004.

General and administrative expenses

Net operating expenses related to general and administrative expenses decreased 1.7% to R$125.9 million at December 31, 2006 from R$128.1 million at December 31, 2005.

Net operating expenses related to general and administrative expenses increased 796.0% to R$128.1 million at December 31, 2005 from R$14.3 million at December 31, 2004. We started offering mobile services in September 2004.

Other Operating Revenue (Expenses)

Net operating expenses related to other operating expenses decreased 64.6% to R$9.7 million at December 31, 2006 from R$27.4 million at December 31, 2005.

Net operating expenses related to other operating expenses amounted to R$27.4 million at December 31, 2005 from an expenses of R$443 at December 31, 2004. We started offering mobile services in September 2004.

Internet

	Year ended December 31,			Percent change
	2004	2005	2006	2005-2004	2006-2005
Gross Operating Revenue	310,519	582,081	342,050	87.5	(41.2)
Deductions from Gross Revenue	(41,174)	(68,894)	(42,508)	67.3	(38.3)
Net Operating Revenue	269,345	513,187	299,542	90.5	(41.6)
Cost of Services Rendered and Goods				69.5	(56.9)
Sold	(199,278)	(337,784)	(145,564)
Gross Income	70,067	175,403	153,978	150.3	(12.2)

Operating Expenses, Net	(85,776)	(168,405)	(215,155)	96.3	27.8
Sale of Services	(48,054)	(115,034)	(135,687)	139.4	18.0

General and Administrative Expenses	(18,671)	(58,640)	(76,575)	214.1	30.6
Management Compensation	(784)	(2,499)	(213)	218.8	(91.5)
Other Operating Revenue (Expenses)	(18,267)	7,768	(2,680)	(142.5)	(134.5)

Operating Income (Loss) Before Financial Revenues (Expenses)	(15,709)	6,998	(61,177)	N/A.	N/A.

Gross operating revenues decreased 41.2% to R$342.1 million at December 31, 2006 from R$582.1 million at December 31, 2005. Gross operating revenues increased 87.5% to R$582.1 million at December 31, 2005 from R$310.5 million at December 31, 2004.

Net operating revenues decreased 41.6% to R$299.5 million at December 31, 2006 from R$513.2 million at December 31, 2005. Net operating revenues increased 90.5% to R$513.2 million at December 31, 2005 from R$269.3 million at December 31, 2004.

Gross income decreased 12.2% to R$154.0 million at December 31, 2006 from R$175.4 million at December 31, 2005. Gross income increased 150.3% to R$175.4 million at December 31, 2005 from R$70.1 million at December 31, 2004.

Liquidity and Capital Resources

Cash Flow

     The following table sets forth certain components of our source of funds or cash flows for the years ending December 31, 2004, 2005 and 2006.

	Year ended December 31

Cash flows provided by (used in):	2004	2005	2006

	Millions of Reais
Operating activities	3,471.7	2,460.8	2,525.7
Investing activities	(2,894.7)	(2,059.2)	(1,866.6)
Financing activities	355.1	(1,069.3)	152.4

Increase (decrease) in cash and cash equivalents	932.0	(667.7)	811.5

     We use the net cash generated from our operations and from external financing to fund capital expenditures for our network expansion and modernization, to pay dividends, to meet our anticipated debt-service, and to invest in new businesses.

     We believe that we have sufficient sources of liquidity and capital to meet these requirements for approximately the next three years although we cannot assure you in this regard.

Cash Flows Provided by Operating Activities

     Our primary source of funds continues to be cash generated from operations. Our cash flow from operating activities increased 2.6% to R$2,525.7 million in 2006 from R$2,460.8 million in 2005. This increase is primarily due to 14.1% decrease in operational expenses when compared to 2005. Our cash flows from operating activities decreased 29.1% to R$2,460.8 million in 2005 from R$3,471.7 million in 2004. This decrease was primarily due to the 62.4% increase in operational expenses when compared to 2004.

Cash Flows Used in Investing Activities

     Acquisitions of property, plant and equipment continue to be our primary use of cash flow and other capital resources. Our cash flow used in investing activities decreased 9.4% to R$1,866.6 million in 2006 from R$2,059.2 million in 2005. In 2006, we invested R$1,451.0 million in the expansion and modernization of our mobile and fixed-line telephone operations related primarily to the expansion of the data communications network and implementation of regulatory projects to meet Anatel’s requirements. During the corresponding period in 2005, we invested R$1,977.8 million to implement our mobile network, expand and modernize our fixed telephone network to facilitate the introduction of new products and services, enhance responsiveness to competitive challenges, increase the operating efficiency and productivity of our network and meet our network expansion and modernization goals.

Cash Flow Provided by Financing Activities

     We realized a cash outflow from financing activities of R$152.4 million in 2006, as compared to an inflow of R$1,069.3 million in 2005. The change from inflow to outflow from financing activities during 2006 was primarily due to:

(i)	R$1,915.9 million in new loans incurred in 2006, compared to R$522.7 million in new loans incurred in 2005;

(ii)	R$480.9 million increase in loans repaid, for a total of R$1,439.0 million in loans repaid in 2006, compared to R$958.1 million in loans repaid in 2005, and

(iii)
a decrease in interest on shareholders' equity paid by R$247.1 million to R$324.5 million in 2006, from R$571.6 million in 2005. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

     We realized a cash outflow from financing activities of R$1,069.3 million in 2005, as compared to an inflow of R$355.1 million in 2004. The change from inflow to outflow from financing activities during 2005 was primarily due to:

(i)	R$522.7 million in new loans incurred in 2005, compared to R$2,427.0 million in new loans incurred in 2004;

(ii)	R$868.2 million decrease in loans repaid, for a total of R$958.1 million in loans repaid in 2005, compared to R$1,826.3 million in loans repaid in 2004, and

(iii)
a increase in interest on shareholders' equity paid by R$363.5 million to R$571.6 million in 2005, from R$208.1 million in 2004. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness."

Increase (Decrease) in Cash and Cash Equivalents

     In 2006, our cash and cash equivalents increased by R$811.5 million to R$2,541.6 million, compared to an decrease in cash and cash equivalents by R$667.7 million to R$1,730.1 million in 2005 from the corresponding period in 2004. The increase in our cash and cash equivalents was primarily due to a higher cash inflow from operating activities and financing activities, influenced by the decrease in the outflow for investing activities in 2006.

Indebtedness

     At December 31, 2006, we had R$5,375.2 million of indebtedness, an increase of 9.5% from R$4,908.2 million at December 31, 2005. Our net debt position at the end of 2006 was R$2,744.2 million, compared to R$3,178.1 million at December 31, 2005, representing a decrease of 3.7% .

     In the twelve months of 2006, our interest expense (including accrued interest) decreased by 8.4% to R$519.9 million from R$567.3 million in 2005, as a result of lower interest rates in Brazil in 2006 compared to 2005 and changes in indebtedness as discussed above.

New Loans

     At a meeting of our Board of Directors on June 5, 2006, the Board unanimously approved the 5th Issuance, being the 4th Public Issuance (the “Issuance”), of simple, nominative, non-convertible debentures (the “Debentures”). This was the first issuance made in the context of our first Securities Distribution Program of R$2.0 billion, in a total aggregate amount of R$1.08 billion. The Debentures were issued on June 1, 2006, are guaranteed by our holding company, Brasil Telecom Participações S.A., and have a term of seven years from the issuance date, maturing on June 1, 2013. The unit face value of each Debenture shall be amortized in accordance with the following schedule: (i) R$3,330.00 (33.3%) on June 1, 2011; (ii) R$3,330.00 (33.3%) on June 1, 2012; and (iii) R$3,340.00 (33.4%) on June 1, 2013. The remuneration of the Debentures was established in the bookbuilding process at 104.0% of the CDI (Interbank Deposit Certificate).

     On November 1, 2006, we entered into a new loan agreement with BNDES, in a total amount of R$2.104 billion, guaranteed by our holding company, Brasil Telecom Participações S.A. BNDES will finance 62% of the total amount directly. The remaining 38% of the loan will be financed indirectly via a pool of financial institutions. The loan bears interest (a) at the variable TJLP rate plus 4.3% per annum for 95.2% of the amount and (b) at the variable TJLP rate plus 2.3% per annum for 4.8% of the amount. The loan matures on May 5, 2014. The proceeds will be used to finance our investment in wireline network and in operational improvements to meet the targets established by Anatel in the General Plan on Universal Service and in the General Plan on Quality. On November 21, 2006, we received from BNDES the first tranche of the direct portion of this facility, in the amount of R$495.9 million, from which R$465.9 million bears interest of TJLP + 4.3% per annum and R$30.0 million bears interest of TJLP + 2.3% per annum. On November 22, 2006, we received the first tranche of the indirect portion of this facility from the pool of financial institutions, in the amount of R$304.1 million, bearing interest of TJLP + 4.3% per annum. The remaining disbursements of the loan are expected to occur by the end of 2008.

     On August 13, 2004, we entered into a loan agreement with BNDES, in a total amount of R$1.27 billion, guaranteed by our holding company, Brasil Telecom Participações S.A. The loan bears interest (a) at the variable TJLP rate plus 5.5% per annum for 80% of the amount and (b) at the variable Cesta de Moedas (a currency basket rate published by BNDES, representing basically the variation of the dollar versus the Brazilian real) plus 5.5% per annum for 20% of the amount. The loan has two different maturity dates (i) February 15, 2011 for the TJLP portion and (ii) April 15, 2011 for the Cesta de Moedas portion. The proceeds will be used to finance our investment in wireline network and in operational improvements to meet the targets established by Anatel in the General Plan on Universal Service and in the General Plan on Quality. On August 26, 2004, we received from BNDES the first tranche of this facility, in the amount of R$400.0 million, from which R$320.0 million bears interest of TJLP + 5.5% per annum and R$80.0 million bears interest of Cesta de Moedas + 5.5% per annum. On October 26, 2004, we received a second tranche from BNDES, in the amount of R$342.5 million, from which R$282.7 million bears interest of TJLP + 5.5% per annum and R$59.7 million bears interest of Cesta de Moedas + 5.5% per annum. On July 15, 2005, we received the third tranche from BNDES in the amount of R$252.0 million, from which R$213.7 million bears interest of TJLP + 5.5% per annum and R$38.3 million bears interest of Cesta de Moedas + 5.5% per annum. On November 8, 2005, we received the fourth and last tranche from BNDES in the amount of R$251.8 million, from which R$216.1 million bears interest of TJLP + 5.5% per annum and R$35.7 million bears interest of Cesta de Moedas + 5.5% per annum.

     On July 5, 2004, we issued an aggregate principal amount of R$500.0 million of our 4th Issuance, being the 3rd Public Issuance, of non-convertible debentures guaranteed by our holding company, Brasil Telecom Participações S.A. The debentures will mature on July 5, 2009. Interest on the debentures is equivalent to the CDI rate + 1.0% per annum and is payable on a semi-annual basis, on January 5 and July 5 of each year, until the maturity of the debentures.

     On March 28, 2007, we notified the debenture holders of our 4th Issuance of Debentures, being the 3rd Public Issuance, that we would exercise our option to redeem the totality of the debentures on April 17, 2007. Each Debenture was entitled to a payment equivalent to the face value of R$10,000.00 (ten thousand reais) plus accrued interest between the date of the last interest payment, i.e. January 5, 2007, and April 17, 2007, and a redemption premium equivalent to 0.55% of the face value plus interest.

     On March 24, 2004 we entered into a Japanese Yen 21.6 billion loan facility arranged by Sumitomo Mitsui Banking Corporation (“SMBC”), guaranteed by the Japan Bank for International Cooperation (“JBIC”) and granted by a syndicate of five commercial banks (including SMBC). The loan was contracted for a 7-year term, has a 1.5 -year grace period, a 5-year amortization period, is not secured and bears interest at a rate equal to LIBOR Yen plus 1.92% per annum. Interest payments are due on September 24 and March 24 of each year. We borrowed the entire amount available under this facility on April 28, 2004 in the form of a single term loan, which was exchanged into approximately R$576.0 million and which we used to partially finance our 2003 capital expenditures.

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

Amortization of existing loans

     On July 27, 2006, we paid R$520 million relative to the third and final installment of a R$1.3 billion debenture program issued on January 27, 2001, in a private placement to our holding company, Brasil Telecom Participações S.A. The interest rate established for the debentures program is equivalent to 100% of the CDI rate.

     At December 31, 2006, approximately 20.7%, or R$1,026.1 million, of our total indebtedness before swap adjustments was exposed to foreign exchanges (dollars, Japanese Yens and Cesta de Moedas), compared to 29.3%, or R$1,336.7 million, at December 31, 2005. Of our indebtedness affected by exchange variation at December 31, 2006, approximately 53.2% was protected against significant variations in exchange rates (R$/US$, R$/Yens and Cesta de Moedas). See Note 32 to our audited financial statements and “— Quantitative and Qualitative Disclosure about Market Risk” below.

     The following table sets forth the repayment schedule of our indebtedness:

	At December 31, 2006

		(thousands of reais)
	Indebtedness	Swap Adjustments	Total Indebtedness
2007	993,188	116,376	1,109,564
2008	346,644	90,925	437,569
2009	939,131	87,661	1,026,792
2010	503,902	84,524	588,426
2011	610,761	41,119	651,880
2012	520,459	-	520,459

2013 and after	1,040,500	-	1,040,500

Indebtedness	4,954,585	420,605	5,375,190

     Although our indebtedness increased to R$5,375.2 million in 2006, and our interest expenses (including capitalized interest) decreased to R$519.9 million in the twelve months of 2006, we expect to be able to repay substantially all of the principal and interest on our indebtedness with internally generated funds. Net cash flow from our operating activities was R$2,237.9 million in 2006, compared to R$2,344.2 million in 2005.

Capital Expenditures

     Our capital expenditures decreased by approximately 26.6% to R$1,451.0 million in the year ended December 31, 2006, from R$1,977.8 million for the corresponding period in 2005. Of our total 2006 capital expenditures, R$1,169.5 million related to fixed telephone and Internet operations and R$281.5 million to mobile telephone operations. The capital expenditures on the expansion and modernization of our fixed telephone operations consisted mainly in upgrading capacity in relation to our transmission backbone, expanding data network and regulatory projects implementation to satisfy Anatel’s requirements.

     Our capital expenditures decreased by approximately 31.0% to R$1,977.8 million in the year ended December 31, 2005, from R$2,866.9 million for the corresponding period in 2004. Of our total 2005 capital expenditures, R$1,536.4 million related to fixed telephone and Internet operations, R$441.4 million to mobile telephone operations and R$46.6 million to acquisitions. The capital expenditures on the expansion and modernization of our fixed telephone operations consisted mainly in upgrading capacity in relation to our transmission backbone and regulatory projects implementation to satisfy Anatel’s requirements.

     We expect to finance our remaining expected 2007 capital expenditures with internally generated funds from operations.

Research and Development

     We conduct research and development in the area of telecommunication services, but we do not independently develop any new telecommunication technology. In 2006, we created a new branch – Technology Architecture Deputy Directory - to develop new technologies. This area is composed of a team of professionals focused on researching new technologies, aiming to develop new services by applying these technologies and, adding value to our existing services. This work is performed in cooperation with equipment and systems suppliers which also includes the joint development of new services such as the “UNICO” (unique) telephone, TV Phone and “UNICO” (unique) card. These were all new solutions based on ideas developed internally. As a result of this work, we are the first Brazilian carrier to launch services that use next generation network architecture.

     Brasil Telecom strongly encourages its employees to develop innovative solutions through its Incentive Program to Protect the Intellectual Property. Our research and development team have requests for patent registration on INPI (National Institute of Industrial Property – Brazilian Trademark and Patent Office) for the following inventions: Brasil Virtual Cell, “TV Fone Residencial” (Residential TV Phone), “Sistema Anti-Fraude NGN” (Anti-Fraud NGN System), “Secretária Virtual Integrada” (Integrated Virtual Answering Machine) and Internet TV.

     Also, we participate in telecommunications standards bodies, technical associations and committee Forums such as ETSI (European Telecommunication Standards Institute) / TISPAN (Telecommunication and Internet Services and Protocols for Advanced Networking), 3GPP (Third Generation Partnership Project) and FMCA (Fixed Mobile Convergence Alliance) in order to contribute and gather expertise in globally applicable technical specifications, technical reports and telecommunications standards.

     Another step towards research and development was our investment in a technology laboratory. Using this laboratory, our team will be able to explore new and emerging technologies to create cutting-edge telecommunications solutions and research. The lab facilities include space for equipment test and assembly. In 2006, we invested R$5 million in equipment, R$239 thousand in infra-structure, and R$4.8 million in research and development.

     Since prior to the breakup of Telebrás, we, and each of the other former operating subsidiaries of Telebrás, contributed to the Center, which is a research and development center formerly operated by Telebrás that develops telecommunications technology to be applied in Brazil. On August 3, 2001 we signed two service agreements with the Center, one in the amount of R$7.0 million per year for a three-year period (amended in 2006 in the amount of R$9.0 million for two additional years), in order to maintain our access to telecommunications software developed by the Center, and the other in the amount of R$10.0 million per year for a 2-year period, (amended in 2004 in the amount of R$15.0 million for two additional years), in order to receive technological services provided by the Center, including equipment testing, consulting and training services. In addition to the Center, we also rely on telecommunication product manufacturers to develop new hardware and new technologies.

     Our aggregate expenditures with the Center were R$14.7 million, R$16.8 million, and R$17.9 million in 2004, 2005, 2006 respectively.

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

Trading Activities

     We do not engage in any material trading activities involving commodity contracts that are accounted for at fair value. The only risk management activity that we engage in is the protection of some of our dollar, Yen and “Cesta de Moeda” denominated indebtedness. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk—Quantitative information about market risk—Exchange Rate Risk.”

Contractual Obligations

     The following tables set forth our obligations to make future payments under contracts, such as debt and lease agreements, and under contingent commitments, such as debt guarantees.

	Payments due by period at December 31, 2006
Contractual Obligations	Less than	1-3	4-5	After 5
	1 year	years	years	years	Total

		(thousands of reais)
Indebtedness	993,188	1,285,775	1,114,663	1,560,959	4,954,585
Swap Adjustments	116,376	178,586	125,643	-	420,605
Rental commitments	20,953	19,643	7,614	-	48,210
Unconditional purchase obligations	64,658	-	-	-	64,658
Expected Contributions for the next period	138,939	277,878	277,878	37,017	731,712
Other long-term obligations	167,209	94,086	62,724	31,362	355,381

Total contractual cash obligations	1,501,323	1,855,968	1,588,522	1,629,338	6,575,151

(1)
Not including interest payments on debt or payments under interest rate swap agreements. Interest payments on debt for years following 2008 have not been estimated. We are not able to determine such future interest payments because we cannot accurately predict future interest rates, our future cash generation, or future business decisions that could significantly affect our debt levels and consequently this estimate. For an understanding of the impact of a change in interest rates applicable to our long-term debt obligations, see “Quantitative Information About Market Risk — Exchange Rate Risk.” For additional information on the terms of our outstanding debt, see “—Operating and Financial Review and Prospects - Indebtedness.”

Dividends

     We are required to distribute to our shareholders, either as dividends or as tax deductible interest on shareholder equity, 25.0% of our adjusted net income determined in accordance with Brazilian accounting principles and as adjusted in accordance with Brazilian Corporate Law, including any realization of the net income reserve. Preferred Shareholders are entitled to receive a minimum non-cumulative dividend of Preferred Dividend equal to the greater of (i) 6.0% per year of the value of our total share capital divided by our total number of shares or (ii) 3.0% per year of the book value of our shareholders' equity divided by the total number of our shares. In 2004, 2005 and 2006 we paid dividends of approximately R$208.1 million, R$571.6 million and R$324.5 million, respectively.

Pension Plans

     We participate in a multi-employer defined benefit plan, along with Fundação Sistel de Seguridade Social, the “PBS-A,” which includes former Telebrás’ employees who are currently retired or assisted pensioners, which group is also comprised of our former Brasil Telecom employees. PBS-A was segregated from Sistel’s former Exclusive plan on January 31, 2000, with we being contingently liable, along with other companies that comprised the Telebrás system, for our proportionate share of unfunded obligations of the plan attributable to our former employees who retired according to this plan. We also participate in a post-retirement health care benefits, through a defined-benefit assistance plan, as defined contributors, called PAMA/PCE, for retired and pensioners (assisted) linked to the PBS/TCS plan (which was incorporated to the TCSPREV on 12/31/2001) and PBS-A, along with other PBS plans from other companies of the former Telebrás system, not related to our company, segregated from Sistel’s former PBS sole plan at January 31, 2000. The contributions for the PAMA/PCE assistance plan are funded by us, with contributions equivalent to 1.5% of the active participants’ paycheck who are associated with the PBS-TCS group (incorporated to the TCSPrev plan in December 31, 2001) and also by fixed monthly contributions made by retired and pensioner (assisted) employees who migrated to the PCE. The responsibility for this assistance plan reaches all other companies of the former Telebrás system. In 2006, our contributions to this assistance plan totaled R$110,185.

     On December 31, 2000, we segregated a portion of our funds from the multi-employer plan in order to establish a separate plan for our current employees who were Telebrás’ former employees, entitled the PBS-TCS plan.

     On February 28, 2000, we implemented a defined contribution plan, called TCSPrev. This plan’s primary objective was the optional transfer of active employees covered by the PBS-TCS plan and also the subscription of new employees who were hired after the privatization of the former Telebrás system. The optional transfer from PBS-TCS included approximately 80% of our work force at that time.

     Other than the remaining employees of the PBS-TCS plan, which was incorporated by the TCSPREV plan on December 31, 2001, with no changes in the conditions established in the original plan, we also provide the PBT-BrT plan, the Retired Administration Agreement (CA) and the Atypical Contractual Relation Term (TRCA), with the latter two being exclusive of former Telecomunicações do Paraná S/A (TELEPAR), which were also incorporated to the TCSPREV on December 31, 2001, with no changes in the conditions established in the original plans. We also provide the PAMEC-BrT health assistance plan, designed to provide health services only to retired employees who were covered by the PBT-BrT plan, which is managed, however, separately .from the TCSPREV plan.

     From March 2003 to February 2005, there were no new participants in the TCSPREV plan, which currently covers 65.7% of our work force.

     TCSPREV’s technical basis are determined through actuary studies prepared by independent actuaries, in compliance with the rules currently in effect in Brazil and the capitalization for cost determination. Currently, participants and sponsors only contribute for the PBS-TCS (defined benefit) and TCSPREV (defined contribution) internal groups. In the TCSPrev group, the participant and the sponsor contribute the same amount for the participant’s individual account. This contribution varies from 3.0% to 8.0% of the participant’s salary, depending on age. The participant may choose to make additional contributions to the plan, but the sponsor is not required to make such contributions. In the PBS-TCS group, the contribution of the sponsor is equal to 12.0% of the participant’s monthly salary, while the participant’s contribution varies according to age, seniority and salary. Some PBS-TCS’s participants, who entered when they were older, also make additional contributions. The sponsors are responsible for all of TCSPREV’s administrative costs and risks. In 2006, our contributions to the plan represented, in average, 5.54% of the sum of the participant’s salary, amounting to R$16.0 million.

     In the case of the PAMEC-BrT assistance plan, the contributions were fully paid in July 1998 in a single payment. New contributions may occur, in light of a need to cover expenses, if any occur.

     Until March 2005, TCSPREV’s plans (with all groups incorporated to it) and PAMEC-BrT were managed and operated by the Fundação Sistel de Seguridade Social. On March 10, 2005 a transference of management and operation of these plans was made in favor of Fundação 14 de Previdência Privada, entity created by Brasil Telecom, exclusively created for this end, being responsible for all the plans as of this date. Fundação Sistel has rendered operating services related to this plans to Fundação 14 for a period of 18 months, as of the transfer date, until the date that Fundação 14 was fully structured. Fundação 14 took over the operations integrally on October 1, 2006.

     At the time we acquired CRT (Companhia Riograndense de Telecomunicações), a pension program which was managed by Fundação CRT already existed to provide retirement benefits to its employees, which was renamed and which we refer to as Fundação BrTPREV. When we acquired CRT we assumed our proportionate share of the unfunded obligations of the Fundador and Alternativo plans, both with defined benefits, managed by Fundação CRT and liable to CRT’s employees which we assumed and retired employees of such plans.

     In November 2002, we implemented the BrTPREV plan, a defined contribution plan which had the objective to optionally migrate employees who were part of the Fundador and Alternativo plans. This plan migrated 96% of the active and inactive employees. Between March 2003 and February 2005, BrTPREV plan was also opened for new registration in all of our company’s branches. Currently, BrTPREV covers approximately 29.9% of our work force.

     The existing deficit is being amortized for a period of twenty years. As of January 2002, we have been making additional monthly contributions to Fundação BrTPREV in the amount corresponding to 48.92% of the combined salaries of Fundação BrTPREV’s members which are employed by us. As of February 2003, we have been making additional monthly contributions to Fundação BrTPREV in fixed amounts to amortize the deficit, which totaled R$128.2 million in 2006. The regular monthly contributions in 2006 corresponded to approximately 9.16% of the combined salaries of Fundação BrTPREV’s members, amounting to R$12.7 million in regular contributions.

     As a result of our potential unfunded obligations under BrTPREV Foundation, in 2006 we have estimated an increase in the short term parcel of our pensions’ provision, from R$45.5 million on December 31, 2005, to R$43.2 million on December 31, 2006. We also estimate an increase in the long term parcel from R$628.4 million on December 31, 2005, to R$606.0 million at December 31, 2006.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Board of Directors and Senior Management

Board of Directors

     The following sets forth information with respect to our current board of directors as of May 9, 2007. Their terms expire on the annual general meeting of shareholders to be held in 2008.

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

     Elemér André Surányi, effective member of the Board of Directors, holds a bachelor’s degree in economics from University of São Paulo and an MBA from Harvard Business School. Mr. Surányi currently works as a contracted consultant to Citigroup Venture Capital International Brazil, L.P., in São Paulo. In the past, Mr. Surányi served as an Advisor to Banco J. Safra S.A.; Chief Financial Officer, Investor Relations Director and member of the board of UOL Inc. S.A.; Chief Administrative Officer and Statutory Director of Merrill Lynch & Co. in Brazil; Vice President of Investment Banking for Merrill Lynch & Co. in São Paulo; Associate in the Latin America Investment Banking Group of Merrill Lynch & Co. in New York; Manager at the Brazilian Foreign Creditor Banks’ Debt Restructuring Committee at Citibank in New York; and Assistant Manager at the Financial Institutions Division at Citibank in São Paulo. He is a member of the board of directors of Brasil Telecom S.A., Brasil Telecom Participações S.A., Solpart Participações S.A., Amazônia Celular S.A., Tele Norte Celular Participações S.A., Telemig Celular S.A., Telemig Celular Participações S.A., Ret Participações S.A., Telinvest S.A., Capitalpart Participações S.A., and Longdis S.A.

     Ricardo Ferraz Torres, effective member of the Board of Directors, MBA in Finance at IBMEC, MBA in Finance and Law at FGV, Business Administration at Universidade Estadual do Rio de Janeiro – UERJ, Bank Management for Superior Results – University of Texas (EUA), Courses of Financial Derivatives, Logistics, Investment Funds Management at IBMEC, Courses of Economical and Financial Analysis of Projects, Marketing Management and Finance for Management and Development at FGV, Courses of Introduction to Consulting and Basic Marketing at Estácio de Sá, Courses of Financial Analysis for Credit, Balance Sheet Analysis, Profitability Analysis, Foreign Trade Basics, Sale Strategy Development, Strategic Management Fundamentals, Future Manager, Financial Mathematics and Negotiation at Banco do Brasil, Professional Background: Accounts Manager of the Corporate Division of Banco do Brasil, Strategic Companies Follow-up Manager at PREVI (current position).
     Antonio Cardoso dos Santos has served as a member of our board of directors since April 2005. Previously Mr. Cardoso has also occupied several positions within TELEBRÁS – Telecomunicações Brasileiras S.A.

Senior Management

      The Senior Management is comprised of five to nine members, among which, the Chief Executive Officer, being all other officers with no specific designation, elected by the Board of Directors, which shall define the respective attributions. The officers shall be elected by the Board of Directors for a term of three years, eligible for re-election. The officers may be dismissed at any time by the Board of Directors, and they do not have any direct labor relation with the Company, according to the terms established in the Corporate Law.

     On April 25, 2007, the Board of Directors designated the following positions for the officers elected: Chief Financial Officer and Investors Relations Officer, Chief Operating Officer, Strategic Planning and Regulatory Affairs Officer, Purchase and Administrative Services Officer and Corporate Governance and Corporate Business Officer.

     The following sets forth information with respect to our current executive officers.

Date
Name (Age)	Position	elected/appointed

Ricardo Knoepfelmacher	Chief Executive Officer	September 30, 2005
Paulo Narcélio Simões Amaral	Financial Executive Officer / Investor Relations Officer	April 25, 2007
Francisco Aurélio Sampaio Santiago	Network Executive Officer	September 30, 2005
Luiz Francisco Tenório Perrone	Human Resources Executive Officer	September 30, 2005

     Ricardo Knoepfelmacher, 41 years old, took over the presidency of Brasil Telecomin August 2005. An economist, he is a graduate of the University of Brasilia and has a MIM from Thunderbird, Arizona (US). In 1995, after working as a consultant at McKinsey & Company, he was one of the founding partners of MGDK & Associated, a company focused on corporate restructuring. As a main executive officer, Board member or consultant, he has participated in 14 financial and operational restructuring projects. In 2000, after serving as the main executive in charge of the restructuring and sale project of Pegasus Telecom, he founded Angra Partners, a corporate and funds management company, that began its activities assisting foreign private equity funds to restructure their operations in Brazil, where he worked until August 2005.

     Paulo Narcélio Simões Amaral, 44 years old, joined Brasil Telecom in April 2007 as Chief Financial Officer and Investor Relations Officer. An economist, he is a graduate of Universidade do Estado do Rio de Janeiro (“UERJ”); has an MBA in Finance from Instituto Brasileiro de Mercado de Capitais (IBMEC); an extension in business administration from Fundação Getúlio Vargas (“FGV”); he started a post-graduation course in Foreign Exchange at UERJ; completed the Executive Education Course in Finance and Marketing at WHARTON-USA) and Advanced Management Program at INSEAD-France). He was: CFO and IRO at GRUPO FOLHA DE SÃO PAULO; at PEGASUS; at TIM Nordeste; CFO at Tele Centro Oeste Celular (currently Vivo); Structured Finance Officer at Banco Inter-Antlântico.

     Franciso Aurélio Sampaio Santiago, 53 years old, has been the Technical Executive Officer at Brasil Telecom Participações S.A. since August 2003. He has also been the Network Executive officer at Brasil Telecom S.A. since 1980. In addition, he holds the position of Vice President of Operations at both companies. From December 2000 to September 2002, he occupied the post of Director of Targets Fulfillment and Network Director, and has been responsible for the Area of Operations since June 2001. He also occupied the post of Regional Network Director in the Mid-West and Southern Regions. He has been in this sector for 25 years, having been among other roles, the Director of Engineering, Human Resources and the Cellular Department of Telebrasília from 1997 to 1998. He has a degree in Electrical Engineering from the University of Brasilia (UnB), with a postgraduate in Telecommunications from École Nationale Supérieure des Télécommunications (ENST), in Paris, and in Teleinformática from UnB.

     Luiz Franciso Tenório Perrone, 65 years old, joined the group in August 2005, as Vice-President of Human Resources and Regulations of Brasil Telecom S.A. He is a graduate of Aeronautical Technological Institute (ITA), with a degree in Electronic Engineering, and has also studied in France, Holland and the US. He began his professional career at Telefunken do Brasil and Rhode Und Schwarz (Munich, Germany) in 1964. From 1967 to 1968, he worked for the National Communications Department, and from 1968 to 1997, he also worked at Embratel, where he held the post of Director of Services and Substitute President. He has occupied directorship posts at

Intelsat, in Washington (US). He was Vice-president of Anatel from 1997 to 2001 and CEO of Hispamar Satélites S.A. from 2002 to 2005. He has represented Brazil as a Delegate and Delegation Head at various international conferences of Intelsat, Inmarsat, United Nations, Unión Internacional de Telecomunicaciones (UIT), Citel and other bodies linked to telecommunications

Compensations

     For the year ended December 31, 2006, the aggregate amount of total compensation that we paid to all of our directors and executive officers was approximately R$6.1 million. This value excludes the amount of bonuses paid to our executive officers, see “-Performance Bonus Plan.”

     For the year ended December 31, 2006, the aggregate amount for pension, retirement or similar benefits for our directors and executive officers was approximately R$1,661.0 thousand. We have not entered into any employment or service agreement with any of our directors or executive officers. As a result, the only benefits accruing to any of our directors or executive officers upon their termination are medical benefits and those provided under applicable Brazilian laws.

Stock Option Plan

     On April 28, 2000 our shareholders approved a stock option plan for officers and employees. A maximum of 10% of each kind of our stock may be used for the plan. Shares derived from exercising options guarantee the beneficiaries the same rights granted to our other shareholders. Administration of this plan was entrusted to a management committee appointed by our Board of Directors, which decided to grant options using only preferred stock. The plan is divided into two separate programs:

Program A

     This program is granted as an extension of our management’s performance established by the Board of Directors for a five-year period. Until December 31, 2006, no options had been granted.

Program B

     The exercise price is established by our management committee based on the market price of 1,000 shares at the date of the grant of option and will be monetarily restated by the IGP-M between the date of signing the contracts and the payment date.

     The right to exercise the option is given within the following periods as follows:

	First Grant		Second Grant		Third Grant
	From	End of period	From	End of period	From	End of period
33%	01/01/04	12/31/08	12/19/05	12/31/10	12/21/05	12/31/11
33%	01/01/05	12/31/08	12/19/06	12/31/10	12/21/06	12/31/11
34%	01/01/06	12/31/08	12/19/07	12/31/10	12/21/07	12/31/11
The acquisition periods can be anticipated as a result of the occurrence of events or special conditions established in the option contract. Since December 2004 until the balance sheet closing date options were not granted.

Information related to the general plan to grant stock options is summarized below:

	2005		2006
	Preferred stock options (thousand)	Average exercise price R$	Preferred stock options (thousand)	Average exercise price R$
Opening balance	1,415,119	13.00	410,737	13.00
Granted	-	-	-	-

Lapsed options	1,004,382	13.00	139,935	13.00
Closing balance	410,737	13.00	270,802	13.00

     None of the options granted had been exercised as of the balance sheet date and the balance of the options represents 0.05% the total outstanding stocks at that date (0.08% in 2005).

     Assuming all options will be fully exercised, the opportunity cost of the premiums of the respective options, calculated by the Black-Scholes method, for us would be R$532 (R$482 in 2005).

Board Practices

     We are administered by a board of directors (Conselho de Administração) and our senior management (Diretoria), and overseen by a fiscal council (Conselho Fiscal).

Board of Directors

     The board of directors, whose functions resemble those of a U.S. board of directors, must be comprised of at least three individual shareholders resident in Brazil or non-resident, provided that the latter is represented in Brazil by an attorney-in fact The Company’s internal audit is subordinated to the Board of Directors. The Company’s by-laws prevents that any person occupies concurrent positions in the Board of Directors and in the Senior Management. Under Brazilian law, the duties of the board of directors include directing the company's business; electing, removing, and establishing the duties and responsibilities of the company's executive officers; inspecting the activities of the executive officers and the company records and documents, including those with third parties; calling general shareholders meetings as deemed appropriate or required; commenting on reports of the officers and their accountants; providing prior commentary on company acts or contracts, as pr ovide d for in the by-laws; approving share issues or dividends; deciding on the disposal of assets, encumbrances, guarantees and obligations assumed on behalf of third parties, unless the by-laws provide otherwise, and selecting and dismissing our independent auditors. Financial statements, including annual balance sheet, accumulated profit and loss statement, income statement and source and application of funds statement must be prepared under the direction of the board of directors, and audited and approved by shareholders. We do not have a separate audit or remuneration committee.

     In addition to the duties prescribed by Brazilian law, our by-laws provide that our board of directors is also responsible for, among others:

     (i) approving our annual budget, including the objectives and business strategy for the period of that budget;

     (ii) authorizing the repurchase of our issued shares whether for the purpose of cancellation or otherwise;

     (iii) approving the execution of investments or divestments in other corporations in amounts that are superior to the Senior Management’s limit;

     (iv) authorizing the acquisition of assets for the permanent assets or, yet, celebrate contracts, whose individual amount is superior to the Senior Management’s limit;

     (v) authorizing the sale or burden of assets that are part of the Company’s permanent assets, whose individual value is superior to the Senior Management’s limit;

     (vi) within the limit of our authorized capital, approving the grant of any option to purchase stock to our administrators, employees and to individuals that render services to us;

     (vii) authorizing the giving of real or personal guarantees by us in favor of third parties in amounts that are superior to the Senior Management’s limit;

     (viii) authorizing certain benefits given to our employees or to the community in furtherance of our corporate responsibilities;

     (ix) establishing limits to the Senior Management for the acquisition, sale or burden of assets that are part of the Company’s permanent assets, rendering guarantees in general, celebration of contracts, execution of investments and divestments, waive rights and transactions at any time, contract loans, financing, leases and issuance of commercial promissory notes for public subscription.

     (x) choosing, dismissing and deciding on the compensation of the independent auditors appointed by the Fiscal Council;

     (xi) creating technical and consulting committees for its advision, permanently or not, any time it judges necessary, whose attributions shall be defined according to specific regulation;

     (xii) authorizing investments in new businesses or the creation of any subsidiary;

     (xiii) approving the complementary social security policy of the company and the collective bargaining agreements;

     (xiv) approving the internal rules of the board of directors;

     (xv) approving any proposal of the senior management relating to our organizational structure, including the competence and duties of our senior management;

     (xvi) electing and dismissing, at the discretion of the board, our senior management, including the Chief Executive Officer, and assigning duties to them, in accordance with the provisions of the by-laws; and

     (xvii) dividing the global remuneration amount, set by the annual general shareholders meeting, between our Directors and Executive Officers and assigning their individual remuneration.

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

     The board of directors generally meets once every month and holds special meetings whenever called by the Chairman or by two members of the board of directors. Voting takes place by majority of those present.

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

Fiscal Council

     Brazilian Corporate Law requires us to provide in our by-laws for the existence of a board of auditors which we refer to as our fiscal council, but does not require us to have one on a permanent basis. We have adopted by-laws which require us to have a permanent fiscal council that consists of at least three and not more than five members and an equal number of alternates. Currently our fiscal council is composed of fours members, three of which are elected by holders of our common shares and one which is elected by holders of our preferred shares. The members of our fiscal council are elected at the annual general shareholders meeting and are not part of our board of directors. The fiscal council operates independently from our senior management and from our external auditors and, under Brazilian law, has the following legal authorities:

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

     For the year ended December 31, 2006, the aggregate amount of total compensation that we paid to all of the members of our fiscal council was approximately R$483.5 thousand. The following are the current members of our fiscal council:

Name (Age)	Date Elected

José Arthur Escodro	April 10,2007
Roberto Henrique Gremler	April 10,2007
Carlos Alberto Caser	April 10,2007
Fernando Pereira Tostes*	April 10,2007
* Elected by the preferred shareholders.

Corporate Governance Practices

     The significant differences between our corporate governance practices and the New York Stock Exchange standards can be found on our website, www.brasiltelecom.com.br/ir/. The information found at this website is not incorporated by reference into this document.

Employees

     In 2006, we decreased the number of our employees by approximately 15.1%, from 6,872 employees at December 31, 2005, to 5,835 employees at December 31, 2006. As of December 31, 2006, our wireless operation had 636 employees in the commercial, business development and sales planning departments, compared to 1,069 on December 31, 2005.

     Approximately 33.9% of our employees work in the area of operations, 37.2% of our employees work in the area of marketing and other commercial activities, 6.1% of our employees work in the area of information technology, and 20.7% of our employees work in the administrative area.

     Approximately 21.0% of our employees are affiliated employees of the unions, legal representatives of the category, that are affiliated to the following federations: FENATTEL - Federação Nacional dos Trabalhadores em Telecomunicações (National Federation of Telecommunications Workers), or FITTEL - Federação Interestadual dos Trabalhadores em Telecomunicações (Interstate Federation of Telecommunications Workers). The base date of the category is December, time in which the salary losses for the period are negotiated, with basis on the accrued INPC index from December to November of the immediately preceding year. The economic clauses are negotiated annually, while the social clauses are negotiated every two years.

     The following table sets forth the breakdown of our employees by geographic region:

	2004	2005	2006

	(%)	(%)	(%)
Offices
Distrito Federal	36.7	37.8	36.5
Rio Grande do Sul	13.2	12.8	11.8
Paraná	16.1	16.2	11.4
Santa Catarina	9.5	9.7	13.8
Goiás/Tocantins	7.7	7.4	6.7
Mato Grosso do Sul	4.2	4.0	3.8
Mato Grosso	4.1	4.0	3.9
Rondônia	2.2	2.4	2.6
Acre	0.7	0.7	0.7
São Paulo (1)	3.5	3.4	7.9
Rio de Janeiro	1.8	1.4	0.6
U.S., Venezuela and Bermudas Islands	0.3	0.2	0.3

Total	100.0	100.0	100.0

(1)	The increase in headcount in 2004 reflects our acquisitions of Brasil Telecom Comunicação Multimidia, Vant, and iG.

Performance Bonus Plan

     We renewed the collective labor agreement with several labor unions in the context of which we would pay a bonus to the employees who reached their operational targets, according to the terms and conditions set forth in the norms of the bonus plan for performance.

     As additional incentive for our officers, we retained our performance bonus program.

     For the year ended December 31, 2006, we paid in 2007 approximately R$79.7 million in performance bonuses to our officers, executives and employees.

     For the year ended December 31, 2005, we paid in 2006 approximately R$48.0 million in performance bonuses to our officers, executives and employees.

     For the year ended December 31, 2004, we paid in 2005 approximately R$51.6 million in performance bonuses to our officers, executives and employees.

Share Ownership

     According to the Brazilian Corporate Law, all members of the board of directors of a Brazilian publicly held company must also be shareholders of that company. As a result, all members of our board of directors own at least one of our shares. The following table sets forth certain information as of December 31, 2006, regarding the beneficial ownership by our directors, executive officers and members of our Fiscal Council. All numbers quoted in the table are inclusive of options to purchase shares that are exercisable within 60 days of December 31, 2006.

	Amount and nature of beneficial ownership, as of December 31, 2006

					Options for
		Options			preferred
	Common	exercisable		Preferred	shares
	shares	within	Percent of	shares	exercisable	Percent of
	beneficially	60 days of	common	beneficially	within 60	preferred
	owned	December	shares	owned	days of	shares
	excluding	31,	beneficially	excluding	December	beneficially
	options	2006	owned(1)	options	31, 2006	owned

Sergio Spinelli Silva Junior
Chairman	1	0	0.00	0	0	0.00
Pedro Paulo Elejalde de Campos
Director	1	0	0.00	0	0	0.00
Elemér André Surányi
Director	1	0	0.00	0	0	0.00
Ricardo Ferraz Torres
Director	2	0	0.00	0	0	0.00

Antonio Cardoso dos Santos
Director	0	0	0.00	80,267,838	0	0.00
Ricardo Knoepfelmacher
Chief Executive Officer	1	0	0.00	0	0	0.00
Paulo Narcélio Simões Amaral
Financial Executive Officer/Investor
Relations Officer	0	0	0.00	0	0	0.00
Francisco Aurélio Sampaio Santiago
Network Executive Officer	0	0	0.00	0	0	0.00
Luiz Francisco Tenório Perrone
Human Resources Executive Officer	0	0	0.00	0	0	0.00
José Arthur Escodro
Fiscal Council Member	0	0	0.00	0	0	0.00
Roberto Henrique Gremler
Fiscal Council Member	0	0	0.00	0	0	0.00
Carlos Alberto Caser
Fiscal Council Member	0	0	0.00	0	0	0.00
Eduardo Grande Bittencourt
Fiscal Council Member	0	0	0.00	7,382	0	0.00

All directors and executive officers as a
group (9 persons)	6	0	0.00	80,267,838	0	0.00
All directors, executive officers and Fiscal
Council members as a group (13 persons)	6	0	0.00	80,275,220	0	0.00

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

     Our capital stock is comprised of Preferred Shares and Common Shares, all without par value. At December 31, 2006, there were 297,675,140,857 Preferred Shares outstanding and 249,597,049,542 Common

Shares outstanding. Of the two classes of our capital stock outstanding, only our Common Shares have full voting rights. Our Preferred Shares have voting rights under the following limited circumstances:

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

The following table sets forth information at December 31, 2006, concerning the ownership of our Preferred Shares and Common Shares (i) by our holding company, Brasil Telecom Participações S.A. and, (ii) by our directors and senior management as a group. We are not aware of any other shareholder of record owning more than 5.0% of our Common Shares.

		% of
	Number of	Outstanding	Number of
	Preferred Shares	Preferred	Common Shares	% of Outstanding
Name of Owner	Owned	Shares	Owned	Common Shares

Brasil Telecom Participações S.A. and certain indirect shareholders	133.018.242.117	42.72	247.281.925.715	99.07
All directors and executives officers as a group	80.275.22	0.03	13	0.00

At December 31, 2006, our Preferred Shares were held by approximately 421,421 registered holders, of whom 421,104 registered holders were located in Brazil. At December 31, 2006, our Common Shares were held by 169,405 registered holders, of whom 169,330 registered holders were located in Brazil.

At December 31, 2006, our holding company, Brasil Telecom Participações S.A., and certain indirect shareholders owned approximately 99.07% of our Common Shares. Accordingly, Brasil Telecom Participações S.A. has the ability to elect six of our seven directors.

At December 31, 2006, Solpart owned approximately 51.0% of Brasil Telecom Participações S.A.'s common stock. Accordingly, Solpart has the ability to control the election of the board of directors of Brasil Telecom Participações S.A. and, indirectly, our board of directors. At December 31 2006, to the best of our knowledge, Techold, TII and Timepart owned approximately 61.98%, 38.00% and 0.02%, respectively, of the voting and capital stock of Solpart (see below “–Recent Disclosures by our Shareholders”).

The following is a brief description of our controlling shareholders:

  We are ultimately indirectly controlled by Zain.
  CVC LP, Investidores Institucionais FIA, PRIV FIA and Opportunity Fund hold 42.47%, 45.85%, 2.39% and 9.00%, respectively, of the voting capital of Zain, which in turn is the controlling shareholder of Invitel S.A. There is currently litigation pending regarding voting rights to the interests of Investidores Institucionais FIA in Zain.
  Invitel S.A. is the holding company of Techold Participações S.A. (“Techold”), Techold and Timepart Participações Ltda. (“Timepart”) hold 61.98% and 0.02% respectively of the capital stock of Solpart.
  Timepart is a company owned by Telecom Holding S.A., Privtel Investimentos S.A. and Teleunion S.A.
  Telecom Holding S.A. is, to the best of our knowledge, controlled by Woog Family LP. On January 5, 2005 an application was made to Anatel requesting approval for the transfer of all the shares of Telecom Holding S.A. owned by Woog Family LP to Invitel Investments S.A. and Teleunion S.A. As of March 31, 2007, Anatel has not yet given its approval.

  Privitel Investimentos S.A. is owned by Eduardo Cintra Santos, who served on our board of directors under Opportunity management.
  Teleunion S.A. is owned by the estate of Luiz Raymundo Tourinho Dantas.
  Solpart is the controlling shareholder of our holding company, Brasil Telecom Participações S.A.

For a description of Solpart's Shareholders Agreement, see “—Major Shareholders—Shareholders' agreement.”

     The following chart sets forth our controlling shareholders as of March 31, 2007:

Voting Control of the Company

     There is no shareholders' agreement at the Brasil Telecom level, but the following shareholders have agreements disclosed herein in accordance with the requirements of the Brazilian Corporate Law: Acordo de Acionistas de Zain Participações S.A. (“Zain Participações S.A. Shareholders’ Agreement”), Acordo de Acionistas de Invitel S.A. (“Invitel S.A. Shareholders’ Agreement”), Acordo de Acionistas de Solpart Participações S.A. (“Solpart Shareholders’ Agreement”) and Acordo de Voto de Brasil Telecom Participações S.A. (“Brasil Telecom Participações S.A. Voting Agreement”). We are directly controlled by our holding company, Brasil Telecom Participações S.A. Solpart, the entity that controls Brasil Telecom Participações S.A., has a shareholders' agreement, the Solpart Shareholders’ Agreement. On July 19, 1998, Timepart, Techold, TII, and others, entered into an Amended and Restated Shareholders Agreement, setting forth the shareholders’ respective rights and obligations with respect to their interests in Solpart and in the companies controlled by Solpart. The Solpart Shareholders’ Agreement provides, among other things, for the following:

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
  increase or reduction of our capital;
  incurrence by our company of additional indebtedness; and
  merger of our company with another company,

require (i) the prior approval of an absolute majority of the voting capital of Solpart and (ii) the affirmative vote of TII in the matters defined therein as Supermajority Matters. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business— Certain indirect beneficial owners control a large percentage of our voting shares and their interests may conflict with the interests of our other shareholders, including minority shareholders” and “Disputes among our controlling shareholders have had and could in the future have a material adverse effect on our management and operations.”

     In April 28, 2005, the parties entered into a 2nd Amendment to the Solpart Shareholders’ Agreement. However, as a result of various lawsuits; preliminary injunctions have been issued enjoining enforcement of this agreement. To the best of our knowledge, these lawsuits are pending final decision.

     On September 16, 2003, Solpart, Opportunity Logica II FIA, OPP I FIA, Opportunity I FIA, Opportunity Fund and CVC/Opportunity Equity Partners LP entered into a shareholders agreement called “Acordo de Voto da Brasil Telecom Participações S.A” (hereinafter referred to as the “Voting Agreement”). The Voting Agreement establishes that the above-mentioned shareholders shall vote as a block, in order to reinforce the exercise of the control of our company by our current controlling shareholders.

     On October 30, 1998, Opportunity Zain S.A., Opportunity Fund, CVC/Opportunity Equity Partners FIA, now named Investidores Institucionais Fundo de Investimentos em Ações (“Investidores Institucionais FIA”), PRIV FIA, Tele FIA, Fundação Petrobrás de Seguridade Social, Fundação Sistel de Seguridade Social, Caixa de Previdência dos Funcionários do Banco do Brasil and Fundação Embratel de Seguridade Social entered into the Shareholders' Agreement of Invitel (hereinafter referred to as the “Invitel Shareholders' Agreement”). The Invitel Shareholders' Agreement provides for rules regarding (i) the appointment of officers and directors at the levels of Invitel, Techold, Solpart and Brasil Telecom Participações S.A.; (ii) the exercise of voting rights by the parties and the board members appointed by Invitel; and (iii) rights of first refusal on the transfer of shares issued by Invitel.

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
  (“BT”) and 14 Brasil Telecom Celular S.A. (“BTC”).
  In the context of the execution of the Agreements, the Pension Funds signed the Put Option on Shares Issued by Opportunity Zain S.A. Agreement, granting the CVC LP a put option on its Zain shares, which may be exercised in a limited period of time, but not before November 2007. If and when the CVC LP exercises its put option, a right conditioned to the occurrence of future and uncertain events, some of which are out of the control of the CVC LP, Investidores Institucionais FIA and Previ, Funcef and Petros, the exercise price is to be set to R$1,045,941,692.43, adjusted by the variation of the IGP-DI Index + 5% p.a. The fulfillment of the conditions to the exercise of such put option granted by the Pension Funds does not depend or is tied to the occurrence of any operation or business involving, directly or indirectly, property or other assets owned by Zain, Invitel or any of their controlled companies, among which, BTP, BT and BTC.”

     On May 2, 2006, TIMINT and TIMB announced their decision to terminate the Merger Agreement. In the same letter, TIMINT and TIMB reserved their alleged rights under sections 10.3 and 11.1 of the Merger Agreement. The arbitration that we brought against the Merger Agreement continues.

On October, 27, 2006, we received the terms for resignation, dated October, 20, 2006, of two members of our Board of Directors indicated by TII, as well as of its respective substitutes. Also in October, 27, 2006, we received a letter from our Parent’s controlling shareholder, Solpart Participações S.A., communicating that TII already transferred the shares in the terms approved by Anatel. In October, 30, 2006, we released to the market a material fact relative to these two subjects, as follows:

“BRASIL TELECOM PARTICIPAÇÕES S.A. and BRASIL TELECOM S.A. (“Company”), based on art. 157 of Law 6,404/76, and CVM Instruction 358/02, hereby discloses to the market that, on October 27, 2006, the Company received resignation terms, dated October 20, 2006, from the Brasil Telecom S.A.’s Board of Directors members indicated by Telecom Italia International N.V., Messrs Jorge Luiz Sarabanda da Silva Fagundes (Effective), Célia Beatriz Padovan Pacheco (Alternate), André Urani (Effective) and Carmen Sylvia Motta Parkinson (Alternate).

On October 27, 2006, the Company also received a letter from its controlling shareholder, SOLPART PARTICIPAÇÕES S.A., as transcribed bellow:

“Rio de Janeiro, Brazil, October 27, 2006.
To
Brasil Telecom S.A. and
Brasil Telecom Participações S.A.
SIA Sul ASP Lote D, Bloco A
Brasília, DF, Brazil

Zip Code: 71.215 -000
BY FAX
55-61-3415-1870

c/o: Mr. Charles Laganá Putz
Investor Relations Officer

Dear Sirs,
Based on article 157 of Law 6,404/76, and on the first paragraph of article 3 of CVM Instruction 358/02 we hereby inform you that, on October 27, 2006, Telecom Italia International N.V. (“TII” or “Assignor”), following the authorization granted by Anatel through Act 61,406/2006 of October 18, 2006 and received by the Company today (document attached), transferred all its shares of Solpart Participações S.A. (“Solpart” or “Company”) to Brasilco S.r.I., Italian corporation (“Assignee”) which capital is fully held by a trust managed by Credit Suisse Securities (Europe) Limited, according to information declared by the Assignor and the Assignee. Also according to information received from the Assignor and the Assignee, TII is the whole beneficiary of the referred trust. According to article 3 of Anatel’s Act 61,406, the transfer of Solpart’ shares above described follows the purpose of articles 8 and 9 of Anatel’s Act 41,780/2004, considering that it has occurred previously to the deadline indicated on Anatel’s Act 51,450/2005.

Consequently, we request you to take the necessary steps to disclose the referred information.

Yours truly,
Solpart Participações S.A.”

The received letter’s attachment, Extract of Anatel’s Act 61,406, is transcribed bellow.

“AGÊNCIA NACIONAL DE TELECOMUNICAÇÕES (ANATEL)
BOARD OF DIRECTORS
EXTRACT OF ACT 61,406, OCTOBER 18, 2006.

Suit 53500,026891/2006. Previously assents to the transference of all voting shares held by Telecom Italia International N.V. in Solpart Participações S.A., direct controlling company of Brasil Telecom Participações S.A., and indirect of Brasil Telecom S.A. and 14 Brasil Telecom Celular S.A., to Brasilco S.r.I./Credit Suisse Securities (Europe) Limited. The consent mentioned on the previous article does not exempt the claimant to fulfill duties with other entities, essential to make this operation effective.
PLÍNIO DE AGUIAR JUNIOR
Chairman”

The complete versions of the Anatel’s Acts mentioned in this material fact were released on the Federal Gazette (Diário Oficial da União) and are available in Portuguese on Anatel’s website (www.anatel.gov.br).

Brasília, Brazil, October 27, 2006.”
Related Party Transactions

     Related party transactions refer to operations with Brasil Telecom Participações S.A., our parent company, and with the subsidiaries mentioned in Note 1.

     Transactions between related parties and us are carried out under regular market prices and conditions and did not effect the consolidated financial statements. The main transactions are:

a) Brasil Telecom Participações S.A.

     Sureties and Guarantees: (i) The Parent Company renders sureties as guarantee of loans and financings owed by us to the lending financial institutions. In 2006, with respect to the guarantee benefit, we recorded expenses in favor of its Parent Company at the amount of R$3,562 (R$2,483 in 2005); and (ii) its Parent Company rendered surety for us related to the contracting of insurance policies, guarantee of contractual liabilities (GOC), which amounted to R$155,294 (R$217,142 in 2005). In 2006, in return to such surety, we registered an operating expense of R$214 (R$260 in 2005).

     Revenues and Amounts Receivable: arising from transactions related to share of resources. The balance receivable is R$155 (R$54 receivable on December 31, 2005) and the amounts recorded in income in 2006 comprises operating revenues of R$337 (R$4,291 in 2005).

     Loans with the Parent Company: On December 21, 2006, we settled the balance of its loan debt with the Parent Company. The amount paid was R$47,766 (R$58,798 was the balance on December 31, 2005). The financial gain recognized against the result in 2006, due to the drop of the U.S. dollar was R$3,658 (R$7,258 of financial gain in 2005).

     Debentures: On July 27, 2006, we settled the balance of its private debentures debt with its Parent Company. The amount paid was R$556,911 (R$560,459 was the balance on December 31, 2005). The charges recognized in 2006, until the settlement date, were R$44,203 (R$134,923 in 2005).

 b) BrT Serviços de Internet S.A.

Advances for Future Capital Increase (AFAC): the amount existing as AFAC granted is R$6,695 as of December 31, 2006.

Amounts Receivable, Revenues and Expenses: Expenses arising from transactions related to the use of facilities, logistic support and telecommunications services. The balance receivable is R$2,662 (R$23,126 receivable on December 31, 2005). The amounts recorded in income in 2006 represented R$24,280 of the operating revenues (R$66,027 in 2005) and R$17,746 of operating expenses (R$172,611 in 2005).

c) 14 Brasil Telecom Celular S.A.

Amounts Payable, Revenues and Expenses: Expenses arising from transactions related to the use of facilities, logistics support and telecommunications services. The balance payable is R$20,087 (R$1,680 receivable on December 31, 2005). The amounts recorded in income in 2006 represented R$196,550 of the operating revenues (R$174,375 in 2005) and R$373,339 of operating expenses (R$238,026 in 2005).

d) Vant Telecomunicações S.A.

Amounts Receivable, Revenues and Expenses: arising from transactions related to telecommunications services. The balance receivable is R$1,355 (R$320 payable on December 31, 2005) and the amounts recorded in income in 2006 represented R$5,056 of operating revenues (R$1,910 in 2005) and R$2,032 of operating expenses (R$1,858 in 2005).

Advances for Future Capital Increase (AFAC): the amount existing as AFAC granted is R$1,650 as of December 31, 2006.

e) BrT SCS Bermuda

Amounts Receivable and Revenues: arising from transactions related to telecommunications services. The balance receivable is R$316 (R$201 receivable on December 31, 2005). The amounts recorded in income in 2006 represented R$163 of operating revenues (R$201 in 2005). In the first quarter of 2005 a financial revenue of R$189 was recorded, resulting from a loan agreement released in the same period.

f) BrT of America

Amounts Payable, Revenues and Expenses: resulting from transactions related to telecommunications services, the payable balance amount is R$1,343 as of December 31, 2006. The amounts recorded in income in 2006 represented R$87 of operating revenues and R$7,202 of operating expenses.

g) BrT CS

Amounts Payable and Expenses: resulting from transactions related to telecommunications services, the payable balance amount is R$3,480 as of December 31, 2006. The amounts recorded in income in 2006 are represented by operating expenses of R$31,761.

h) Freelance S.A.

Amounts Receivable, Revenues and Expenses: arising from transactions related to the use of telecommunications services. The receivable balance amount is R$1,622 as of December 31, 2006 (R$769 receivable on 12/31/05). The amounts recorded in income in 2006 represented R$3,974 of operating revenues (R$776 in 2005) and R$13,450 of operating expenses.

i) iG Brasil

Amounts Receivable, Revenues and Expenses: arising from transactions related to the use of telecommunications services. The balance receivable is R$1,579 as of December 31, 2006 (R$733 receivable on December 31, 2005). The amounts recorded in income in 2006 are represented by R$1,824 of operating revenues (R$10,672 in 2005) and operating expenses R$3,601 (R$71 in 2005).

j) BrT Multimídia

Amounts Payable, Revenues and Expenses: arising from transactions related to telecommunications services. The balance payable is R$5,434 (R$10,772 payable on December 31, 2005). The amounts recorded in income in 2006 represented operating revenues of R$739 (R$169 in 2005) and operating expenses of R$23,603 (R$66,711 in 2005).

Advances for Future Capital Increase (AFAC): the amount existing as AFAC granted is R$23,000 on December 31, 2006.

  Other Related Parties Transactions

     Due to the existence of common partners in our control chain in control chain of the companies mentioned below, the operations among them may be classified, pursuant to CVM Resolution 26/86, as “related-parties transactions”.

Telemig Celular

We maintain with Telemig Celular agreements concerning the operation of telecommunications services, comprising CSP 14 – Operator Selection Code, infrastructure rental and co-billing agreements. The amount payable, resulting from these contracts and agreements is R$5,925 (R$4,228 receivable on December 31, 2005). The amounts recorded in income in 2006 are represented by operating expenses of R$39,483 (R$32,979 in 2005) and operating revenues of R$74 (R$151 in 2005).

Amazônia Celular

We maintain an agreement with Telemig Celular concerning operation of telecommunications services, comprising CSP 14 – Operator Selection Code and co-billing agreements. The amount payable, resulting from these contracts and agreements is R$1,299 (R$258 receivable on December 31, 2005). The amounts recorded in income in 2006 are represented by operating expenses of R$13,162 (R$6,101 in 2005).

TIM Celular

We maintain agreements with TIM’s cell phone companies concerning the operation of telecommunications services, comprising lease of means and co-billing agreements, as well as relationships resulting from CSP. The amount payable, resulting from these transactions is R$65,319 (R$38,296 on December 31, 2005). The amounts recorded in income in 2006 are represented by operating revenues of R$116,034 (R$152,611 in 2005) and operating expenses of R$503,175 (R$516,048 in 2005).

Credit Suisse

     We maintain in Credit Suisse an overnight financial investment in the amount of R$111,868, backed by bonds issued by the U.S. treasury, yielding between 5.0% p.a. and 5.2% p.a. The yields of such investment in 2006 was R$113.
Until 2005, We had other related parties to the former chain of control as following:

Telecom Capital Fund

Based on the set of information available to the management in December 2005, it was concluded that in 2003 We invested funds in Telecom Capital Fund (“TCF”), an investment fund created in Curacao, Netherlands Antilles, with a view to “obtaining return rates above the average with moderate risk to investors” by means of investments in “infrastructure in Latin America focused on telecommunications, Internet and data applications”. As single provider of the fund, We transferred eighty-four million U.S. dollars (US$ 84,000,000.00) to make feasible investment in MetroRED promissory notes (US$ 41,000,000.00), consequently used to convert them into shares, and Highlake International Business Company Ltd. (“HIGHLAKE”) (US$ 43,000,000.00), by means of Libor rate remuneration accrued of 1.5% p.a., with option to the debtor, (HIGHLAKE), of payment and settlement by conversion of debt into shares.

With such investment, HIGHLAKE acquired the interest held by Telesystem International Wireless Latin America (“TIW”) in the capital of Telpart Participações S.A., parent company of holdings Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A.

In relation to HIGHLAKE, We identified that its ownership structure is composed of Opportunity Fund, with 95% of interest.

In view of Opportunity Fund's interested in the chain of our control until, such operations may be classified, pursuant to CVM Resolution 26/86, as “related parties' transactions”.

In March 2005, HIGHLAKE settled the promissory note under TCF's possession, without converting shares and in a subsequent act, the discontinuance of Fund was requested.

On April 25, 2005 the balance of fund quotas was redeemed, at the amount of R$ 137,976. In 2005, until the redemption date, we recorded a financial loss of R$ 640, motivated by the exchange loss of the U.S. dollar in respective period. In 2004, for the same reasons, a financial loss of R$15,174 was recorded.

Supportcomm S.A.

Between 2001 and 2005, we entered into five agreements with the company Supportcomm S.A. (“SUPPORTCOMM”) to supply materials, platforms and technology services, at the total amount of R$59,585, of which R$45,176 was already paid.

By analyzing the ownership structure of SUPPORTCOMM, we identified a 30% interest of Megapart Participações, a company, which has as partner, Opportunity Fund, with an interest of approximately 100%.

Acquisition of IG Cayman Equity Interest

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

     See “Item 18. Financial Statements.”

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

Labor-Related Legal Proceedings

     At December 31, 2006, contingent liabilities for labor-related legal proceedings for which the risk of loss was considered “probable” amounted to approximately R$480.4 million. At December 31, 2006, contingent liabilities for labor-related legal proceedings in which the risk of loss was considered “possible” amounted to approximately R$475 million. As of December 31, 2006, we were involved in approximately 16,240 labor-related legal proceedings, 7,110 of which were brought against CRT. The estimated total amount involved in these proceedings is approximately R$199.3 million.

     In 2006, there was a decrease in labor-related contingent liabilities for which the risk of loss was considered “probable” in the amount of R$83.1 million. This decrease was mainly due to (i) settlement plan implemented by the Legal Directory in 2006; (ii) payment of processes and their related extinction; (iii) revaluation of the contingent risks in connection with the labor-related proceedings and (iv) monetary adjustments related to our re-evaluation of our labor contingent liabilities. Our labor-related legal proceedings are based mainly on claims arising from our performance bonus plan, employee promotions, dangerous work conditions, overtime, subsidiary liability, productivity, recognition of employment relationship, reinstatement, and voluntary severance plans.

     As the successor of Telepar, we were the defendant in a civil public action brought by the Attorney General for Labor Matters of Curitiba (Ministério Público do Trabalho – Curitiba) based on our dismissal of a large number of employees aged 40 years or over (with an average of more than 20 years of seniority) under our restructuring program. During 2001, a preliminary judgment was issued on this matter ordering the reinstatement of the dismissed employees and dismissing all claims for indemnification. We appealed this judgment to the Tribunal Regional do Trabalho (“Regional Labor Court”) by means of a specific interlocutory appeal and the preliminary judicial order was overruled. The civil public action was dismissed and the Attorney General for Labor Matters of Curitiba filed an appeal with the Tribunal Regional do Trabalho (“Regional Labor Court”). The appeal court ordered the rehiring of the dismissed employees. Both parties filed a review appeal (as the Attorney General filed an appeal pleading the reintegration of the dismissed employees, instead of the rehiring) to the Tribunal Superior do Trabalho (“Superior Labor Court”). On October 13, 2006 the Superior Labor Court determined the remittance of the files to the Regional Labor Court for examination of the interlocutory appeal filed by us in 2001. Other related issues were postponed to await for the decision on the interlocutory appeal.

     As successor of Telesc, we are the defendant in a labor claim filed by 1,478 employees in 1984, requesting the payment of salary differences due to our failure to comply with the “Company Internal Rules” that were in place at that time, which established different compensation criteria depending on an employee's seniority. In 1988, a judgment was rendered on this matter ordering the payment of such differences. Since the judgment was rendered, the parties have been discussing the values involved in the action. In order to settle the values involved, a specific appeal was filed with the Regional Labor Court, which ordered the exclusion of the employees who were hired after October 1976. The Regional Labor Court ruled that only 818 employees are entitled to assert a claim. The court's appointed expert found that our exposure was equal to R$144 million, and we challenged this calculation through a specific interlocutory appeal in the execution phase, which we filed on May, 2005. We have filed another appeal which was not admitted by the court. We have also filed an appeal against the decision that did not admit our appeal, which was rejected. We have also filed another appeal challenging the decision that rejected the last appeal but we did not obtain a favorable decision.Subsequently, the parties agreed to settle the matter individually and, as of December 2006, we had settled with 634 employees for approximately R$63.59 million (including taxes and social security contributions to the National Social Security Institution). From this amount, 75 settlements depend on the formalization of approval. After the settlement there will still be a provision of R$27,772 million. This estimate considers the total amount to be paid if we fail to set forth new settlements with the employees and it includes the legal costs and social security contributions.

     In 1984, 1,480 employees filed a labor claim against us requesting the payment of differences under our profit sharing bonus plan in effect since 1970 and that was suppressed by the company in that year. The Labor Judge dismissed the labor claim in 1985. An appeal filed to the Regional Labor Court overruled that decision, ordering the payment of the profit sharing (the amount calculated by then is for historical purposes only and it is presently outdated). Telesc (predecessor of Brasil Telecom; currently our branch in the State of Santa Catarina) filed a review appeal to the Superior Labor Court and also to the Supremo Tribunal Federal (“Supreme Court”), but the Regional Labor Court’s decision was upheld. In 1990, we entered into a settlement agreement with the employees regarding the profit sharing. In 1995, Governmental Resolution N. 10 was issued, which establishes a new method to calculate the profit sharing plan. Such criteria was not favorable to the employees when compared with the settlement agreement and, as a result, Telesc did not pay the profit sharing as agreed to but instead began to pay as established in the Resolution. In 1997, the Labor Union (SINTTEL) and part of the employees requested the reopening of the labor claim to execute the differences of the profit sharing payments. The Labor Judge did not accept the request. However, the Regional Labor Court admitted the employees' request. In 1998, Telesc filed a review appeal, which was not accepted by the Superior Labor Court. In 2003, Telesc filed an extraordinary appeal to the Supreme Court, which was not accepted. Telesc filed an interlocutory appeal before the Supreme Court in April 2003, which was not accepted. The labor claim was returned to the lower Labor Judge for the executory phase. We estimated that we would incur a cost of approximately R$20.6 million, based on our evaluation that 703 employees are eligible for indemnification with respect to the years of 1996 through 1998. However, on January 2005, the lower Labor Judge confirmed the court's expert opinion that 1,098 employees are to be indemnified for a total amount of approximately R$64 million with respect to the years from 1996 to 2003 (including a penalty for not have been fulfilled the first agreement of R$12 million). On November 23, 2005 the labor court determined the inclusion in the calculation of amounts due until 2005 to the employees that still work for us. Until the present time, 1,038 settlements were made with a total cost of R$43,780 million. There are still 50 complaints which were not settled. The total amount of the exposition is R$8,151 million.

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

     Recently, the STJ (court supreme in federal law) decided in the Special Appeal 601.056 -BA and the Special Appeal 694.429 -SP that no ICMS should be levied on the cellular installation and activation services established in Convênio 69/98. With regard to the payments of ICMS tax on such cellular activation and installation services as of July 1, 1998, we have filed judicial claims (declaratory actions) in the States of our region to avoid such collections. As of February 2007, we deposited in court approximately R$220.9 million in order to suspend the liability of said ICMS without the application of interest and fees. If the legality of Convênio 69/98 is confirmed by Superior Courts, the deposited amount will be converted into revenue to the state treasury department without new disbursements having to be made by us. However, if the Superior Courts decide that the terms of Convênio 69/98 are illegal, the deposited amount may be returned to us.

Services Tax Application to Complementary Telecommunications Services

     Several municipal governments assessed us in order to collect the Services Tax (“ISS”) on the complementary telecommunications services, such as call ID, alarm clock, answering machine and other similar services. These assessments constitute a relevant contingency for us. As of February 2007, the amount of this tax contingency that corresponds to a possible contingency is approximately R$300.3 million. This amount is not provisioned in our balance sheet.

State Value-Added Tax Credits

     Several States Treasury Department assessed us regarding our use of the ICMS tax credits, specially: (i) the recognition of ICMS in the acquisition of consumption material; and (ii) reversal of ICMS debits accounted when rendering communication services. We presented administrative and judicial defenses against the assessments. In some administrative proceedings, the decision at the first administrative level was unfavorable to us. According to the State tax authorities, the procedure adopted by us for registering the ICMS credits is not in accordance with the law. As of February 2007, the amount involved in the matter that corresponds to a possible contingency is approximately R$72.5 million. The cases in which management assesses our chance of success as remote have been provided for, and amounts to R$52.4 million as of February 28, 2007.

State Value-Added Tax Credits – ICMS – electrical energy

Several States Treasury Department assessed us regarding our use of the ICMS tax credits from the acquisition of electrical energy. We presented administrative and judicial defenses against the assessments. In some administrative proceedings, the decision at the first administrative level was unfavorable to us. But we have obtained favorable decisions at the judicial level. According to the State tax authorities, the procedure adopted by us for registering the ICMS credits is not in accordance with the law. As of February 2007, the amount involved in the matter that corresponds to a possible contingency is approximately R$189.8 million. The part of the debit considered with chance of success as remote have been provided for, and amounts to R$51.4 million as of February 28, 2007.

State Value-Added Tax Application to International Telecommunications Services

     Several States’ Treasury Departments assessed us regarding collection of the ICMS tax on international telephone calls. The tax authorities state that international telephone calls are services rendered in Brazil and are subject to ICMS tax since the request and the payment for the services are executed in Brazil. We presented administrative defenses against the assessments. As of February 2007, the amount involved in the administrative proceedings that corresponds to a possible contingency is approximately R$32.4 million. This amount is not provisioned in our balance sheet.

Social Security Contribution Application on Several Issues

     The National Welfare Agency filed administrative and judicial proceedings against us to collect the Social Welfare Contribution (“INSS”), which is levied on payments of salaries, commissions, vacations, overtime allowance made to our employees. We presented defenses against all these proceedings. As of February 2007, the amount involved in those proceedings that corresponds to a possible contingency is approximately R$374.4 million. The cases in which management assesses our chance of success as remote have been provided for, and amounts to R$20.2 million as of February 28, 2007.

State Value-Added Tax Application to Sale of Pre-paid Telephone Cards

     The State Treasury Department of the States of Mato Grosso and Tocantins assessed us regarding collection of the ICMS on sales of pre-paid telephone cards used in public telephones. We presented administrative defenses against all these assessments. As of February 2007, the amount involved in the administrative proceedings that corresponds to a possible contingency is approximately R$24.4 million. The cases in which management assesses our chance of success as remote have been provided for, and amounts to R$4.3 million as of February 28, 2007.

Costs of the Social Contribution on Gross Revenue Transferred to the Users of the Telecommunications services

     Several civil class actions were filed against us by a federal prosecutor and ANDEC (“Associação Nacional de Defesa dos Consumidores de Cartão de Crédito”) in order to suspend the transfer of the cost of the PIS/COFINS to the users of the telecommunications services. As of February 2007, the amount involved in these judicial proceedings that corresponds to a possible contingency is approximately R$288.6 million. This amount is not provisioned in our balance sheet.

REFIS

     The REFIS (the “REFIS”) is a program created by the Federal government in order to provide the opportunity to legal entities to pay their debts related to taxes on an installment schedule (60 installments) with a 40% reduction of the applicable penalty fee. Such program is managed by the Federal Revenue Service (SRF) and the National Welfare Agency (“INSS”).

     On November 16, 2000, we filed a request to include in the REFIS program our debts related to the taxes managed by the SRF and INSS. As of December 2006, the REFIS account was liquidated according to our calculation. However, this amount does not encompass the tax credits intended to be used by us to offset debts included in the REFIS. Therefore, whether the Federal Revenue Service definitely ratifies the offsetting of the tax credits against the debts requested by us, we decided to include a provision of R$18.6 million which chance of success is classified as remote.

PAES

     The PAES is a program created by the Federal government in order to provide the opportunity to taxpayers to pay their debts (related to taxes managed by the INSS) in 120 installments. We filed the request to pay the federal tax debts in installments in 2004. The amount was consolidated by the Brazilian Internal Revenue and the current balance of the debts is R$197 million. As of February 2007, we finished the payment of installments. Notwithstanding the proposition of an administrative request questioning the part of the value (R$142 million) included in the PAES by the Brazilian Internal Revenue, all the installments have been paid regularly. The chance of success (in our favor) with respect to the remaining part of the debits is classified as probable.

Civil Legal Proceedings

     At December 31, 2006, we had provisions for approximately R$335.9 million of contingent liabilities for civil lawsuits classified as “probable” risks, as compared to R$273.3 million at December 31, 2005. The increase in “probable” contingent liabilities was primarily due to monetary adjustments, new law suits filed against us and revaluation of the risks of losses. At December 31, 2006, contingent liabilities for civil lawsuits classified as “possible” risks amounted to approximately R$565.8 million, as compared to R$1,751.4 million at December 31, 2005. The reduction in the amount classified as “possible” was due to a recalculation of the amount of the societary lawsuits convictions, dividing the paid in value by the book value per share determined in the month of the payment in full.

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

     As CRT's successor, we are the defendant in various lawsuits brought by telephone subscribers in various districts of the State of Rio Grande do Sul, in which the plaintiffs claim the right to shares by virtue of financial participation agreements entered into with CRT pursuant to Ministry of Communications Order 1.361/76, or damages in an amount equivalent to the shares. The value of the shares was calculated based on their equity value, which is the result of CTR’s net worth divided into the number of issued and outstanding shares, taking into consideration the net worth of the financial statements preceding each subscription of shares. The plaintiffs allege that the shares that were subscribed for in their names were delivered without taking into consideration monetary correction of the amount they had paid to acquire the telephone lines. The Appeal Court of Rio Grande do Sul has taken the position that the procedure adopted by CRT in issuing shares under the community telephone programs pursuant to Ministry of Communications Order 1.361/76 was incorrect and that the 12-month subscription period in a period of high inflation was abusive. The Appeal Court did not, however, address the argument raised by the company, to the effect that the matters at issue are financial and corporate in nature, in which case the Consumer Defense Code would not apply and, as a consequence, a large number of the claims would be prescribed. We have not been ordered to subscribe or to issue shares in favor of the lawsuits plaintiffs, although we were found liable for indemnification of the claimants by paying in cash the judgment award. These lawsuits are at different stages: some are still at first instance, some are on appeal in the Appeal Court and some are at the second appellate instance in the SCJ. On December 31, 2006, the total amount of the contingent liabilities related to civil legal proceedings involving our branch located in the State of Rio Grande do Sul was R$158.9 million. Of such amount, R$75.1 million was related to the proceedings in which the risk of loss was considered “probable,” R$82.5 million was related to the proceedings in which the risk of loss was considered “possible.” And R$1.2 million was related to proceedings in which the risk of loss was considered “remote”.

     As CRT’s successor, we are the defendant in a Civil Public Action brought by the Federal Attorney General (Ministério Público) for Rio Grande do Sul against CRT claiming indemnification of amounts paid by customers as a result of allegedly abusive commercial practices in connection with 0900/900 telephone services. An adverse judgment has been issued against us in this action. Although the court did not award any damages in this action, it enjoined us from offering 0900/900 telephone services and from disconnecting service to customers for the non-payment of any 0900/900 services incurred prior to the date of the judgment. Both parties filed appeals against the decision at first instance, and ours was partially successful, with the result that the amount of the daily fine for non-compliance with the judgment was reduced, while the appeal by the Attorney General was dismissed. Special and extraordinary appeals have been filed, but were not admitted by the competent courts. Customers seeking to recover damages in this matter will have to bring their own separate actions. Our ultimate liability will depend on how many of our customers initiate and succeed in any such proceedings. Notwithstanding the adverse results of the Public Civil Action, it is impossible to assess our potential exposure in this regard.

     Splice do Brasil – Telecomunicações e Eletrodomésticos Ltda. has filed a lawsuit against us to collect amounts owed under equipment supply agreements. The court's decision was favorable to the plaintiff and the lawsuit is currently in the execution phase. We offered one of our telecommunications plants in the State of Paraná as security for execution of the judgment and at the same time filed a motion to stay execution, which was denied at first instance. We appealed and the decision denying our motion to stay execution was overturned. Our motion to stay execution is now proceeding, and in view of the divergence between our calculations of the amount owed and Splice do Brasil's, an accounting expert was appointed by the court to determine the amount under execution. We have obtained a favorable decision, which recognized the amounts calculated by us in the approximate amount of R$42 million.

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

     Half of all the lawsuits brought in connection with the CTP are based on agreements with subscribers that provided for payment in shares of the former Telems, Telegoias and Telemat while the other half are based on agreements that do not provide for such payment. In connection with the lawsuits of Telems subscribers, we estimate our probable contingencies in the approximately amount of R$3.0 milion, and possible contingencies in the approximately amount of R$14.2 million, possible and with respect to the lawsuits based on agreements that provide for payment in shares, an amount of approximately R$8 million has been registered as funds that may be capitalized in order to issue shares to plaintiffs if we are unsuccessful. The risk of loss in the lawsuits filed against Telegoiás and Telemat is classified as probable and an amount of R$22.3 million has been included in our reserve for contingent liabilities both for lawsuits based on agreements with subscribers that provided for payment in shares and for lawsuits based on agreements that do not provide for such payment.

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

     We argued that we are not a proper party to the lawsuits, and our argument was accepted by the Fourth Civil Panel of the Appeal Court of Mato Grosso do Sul under a Motion for Clarification in the course of an appeal as well as by the Court of Justice of the State of Goiás. Thus, we believe that we have good chances of reversing unfavorable decisions in the higher courts, upon confirmation of Telebrás' obligation to assume payment of any unfavorable judgment, in our stead.

Telephone Catalogues

     The Federal Attorney General for Rio Grande do Sul brought action to 18 (eighteen) Public Civil Actions pleading the publication and delivery of the Compulsory Catalogue of Residential Telephones for CTB users. On December 19, 2006, we settled 11 lawsuits by means of the execution of agreements with the Federal Attorney General. In relation to the remaining lawsuits, we have booked provisions in the amount of R$2.7 million in our balance sheets.

Stores

     In addition, the Federal Attorney General for Rio Grande do Sul filed 41 Public Civil Actions pleading the reopening of Public Attending Stores at the State of Rio Grande do Sul. Of these lawsuits, 24 have had trial court judgments confirming the temporary restraining orders imposing fines against us. In view of these judgment awards, we have provisioned values in the amount of R$17.1 million in our balance sheet. The applicable appeals have been filed against those trial courts judgments and are still pending of appeals court decision.

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

     We also understand that there are legal proceedings pending relating to efforts by TII to resume a controlling position in our company. See “Item 3. Key Information—Risk Factors—Certain beneficial shareholders control a large percentage of our voting shares and their interests may conflict with the interests of our other shareholders, including minority shareholders.” Disputes among our controlling shareholders and entities that manage our controlling shareholders have had and could in the future have a material adverse effect on our management and operations.

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

     On April 12, 2005, Anatel issued a decision approving, among other things: (i) the replacement of Opportunity Ltd. by CVC International Brazil as the general partner of CVC LP; (ii) the replacement of CVC/Opportunity Equity Partners Administradora de Recursos Ltda. by Angra Partners Consultoria Empresarial e Participações Ltda. as the new manager of Investidores Institucionais FIA, an indirect shareholder of Brasil Telecom

     Participações S.A. and Brasil Telecom S.A.; and (iii) certain changes resulting from the Agreements entered into by CVC LP and Investidores Institucionais. This decision was published in the Federal Gazette (Diário Oficial) on April 14, 2005. After reviewing our appeal filed by prior management related to Opportunity Ltd., Anatel upheld its April 12, 2005 decision.

     Banco Opportunity S.A. was ousted from the administration of Investidores Institucionais FIA, on October6, 2003. Investidores Institucionais FIA's current administrator is Mellon Brascan Distribuidora de Títulos e Valores Mobiliários and its manager is Angra Partners Consultoria Empresarial e Participações Ltda. Consequently, Fundação 14 de Previdência Privada, successor to Fundação Sistel de Seguridade Social, brought an ordinary action before the 5th Federal Court of Rio de Janeiro against several defendants, including CVM, seeking a declaration that the resolutions adopted at the Investidores Institucionais FIA's Unitholders Meeting held on October 6, 2003 were invalid, principally the resolution that ousted Banco Opportunity S.A. from administration of Investidores Institucionais FIA and, consequently, also ousted CVC/Opportunity Equity Partners Administradora de Recursos Ltda. as Investidores Institucionais FIA's manager. On July 12, 2005, Fundação 14 filed a motion to abandon this lawsuit. Opportunity is still fighting to come back to the management of Investidores Institucionais FIA.

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

Actions in Respect of Litigation Trust

     In September 2003, the prior management team established an Irrevocable Trust Agreement and Declaration (“Trust”), for the benefit of Brasil Telecom, and transferred to the Trust our rights described in some of the lawsuits mentioned herein and in others which may yet be filed regarding the same general matters. By means of the execution of the Trust, Mr. Roberto Mangabeira Unger (the Trustee), was given the authority to lead the conduct of such proceedings, in court or out of court, in the manner that best suits our interests, as the sole beneficiary of the Trust.

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

     On July 12, 2006, we commenced litigation in the Probate Court of the Commonwealth of Massachusetts, U. S.A. (In re Brasil Telecom S.A. Irrevocable Trust, No. 06P3268T1), asking the court to appoint Professor Claudio M. Considera in place of Roberto M. Unger as trustee of the Brasil Telecom S.A. Irrevocable Trust. The trust contains certain causes of action held by our company in the courts of Brazil but is governed by Massachusetts law. CVC/Opportunity Equity Partners Administradora de Recursos Ltda. opposes our request, as it is currently empowered under the trust to appoint the successor trustee to Roberto M. Unger. The case is currently in the discovery stage, and resolution is expected to occur in the third quarter of 2007.

Consumer Litigation related to the legality of our Basic Monthly Subscription Fees

     We are a defendant in a considerable number of lawsuits, both individual and collective, which contest our right to charge users of our fixed-line service a basic monthly subscription fee for continuous access to the service. These lawsuits have been stayed by a preliminary decision in the conflict of jurisdiction proceeding brought by Anatel before the SCJ, in which we submitted a brief. As a result, all preliminary and final decisions in the basic monthly subscription fee lawsuits were suspended. The lawsuits are no longer submitted to a brief due to the conflict of jurisdiction litigation. The conflict of jurisdiction disputes has already been resolved and the lawsuits resumed their regular course. There are 85,000 lawsuits contemplating the monthly subscription fees issue. Of these lawsuits, 8,400 have had trial court judgments favorable to the temporary dismissal of the fees for fixed-line services access.

Dividend Policy

     Pursuant to our by-laws, we are required to distribute as dividends, in respect of each fiscal year ending on December 31, to the extent amounts are available for distribution, an aggregate amount equal to at least 25% of Adjusted Net Income (as defined below) on such date (the “Mandatory Dividend”). The annual dividend distributed to holders of Preferred Shares (the “Preferred Dividend”) has priority in the allocation of Adjusted Net Income. Remaining amounts to be distributed are allocated first to the payment of a dividend to holders of Common Shares in an amount equal to the Preferred Dividend, and subsequently distributed equally among holders of Preferred Shares and Common Shares. Under the Brazilian Corporate Law, a company is permitted to suspend the Mandatory Dividend in respect of common shares and preferred shares not entitled to a fixed or minimum dividend if its board of directors and fiscal council report at the annual shareholders' meeting that the distribution would be incompatible with the financial circumstances of such company and the shareholders ratify this conclusion at the shareholders' meeting. In this case, (i) the board of directors must forward to the CVM within five days of the shareholders' meeting an explanation justifying the information transmitted at the meeting and (ii) the profits which were not distributed for such reason are to be recorded as a special reserve and, if not absorbed by losses in subsequent fiscal years, are to be paid as dividends as soon as the financial situation of such company permits. Our Preferred Shares are entitled to a minimum dividend and thus the Mandatory Dividend may be suspended only with respect to the Common Shares. See “—Priority and Amount of Preferred Dividends.”

     Under our by-laws, we may pay dividends out of retained earnings or accumulated profits in any given fiscal year. For purposes of the Brazilian Corporate Law, accumulated profits are defined as net income after income and social contribution taxes for such fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to founders' shares, income bonds, employees' and management's participation in a company's profits. Retained earnings are defined as the amount of our net income in prior years that was not paid out as dividends in the year in which it was earned, but rather was retained in accordance with a proposal of the board of directors duly approved at a shareholders’ meeting.

     The Company’s by-laws establishes that the dividends and interest on shareholders’ equity shall be paid according to the form and time established by the Senior management, reverting in favor of the society those that are not collected within 3 (three) years after the start date of the payment. Furthermore, the Board of Directors may authorize the Senior Management to deliberate on the payment of dividends and interest on shareholders’ equity.

     At each annual shareholders' meeting, our board of directors is required to recommend how net profits for the preceding fiscal year are to be allocated. Under the Brazilian Corporate Law, we are required to maintain a statutory reserve to which we must allocate 5.0% of net profits for each fiscal year until the amount of such reserve equals 20.0% of our paid-up share capital, which we refer to as the “Statutory Reserve.” This reserve can only be used to increase capital or offset accumulated losses. Net losses, if any, may be charged against the statutory reserve.

     The Brazilian Corporate Law also provides for two additional discretionary allocations of net profits that are subject to approval by shareholders at the annual shareholders' meeting. First, a percentage of net profits may be allocated to the contingency reserve for anticipated losses that are deemed probable in future years (the “Contingency Reserve”). Any amount so allocated in a prior year must be either (i) reversed in the fiscal year in which the loss was anticipated if such loss does not in fact occur or (ii) reversed in the event that the anticipated loss occurs. Second, if the amount of Unrealized Revenue (as defined below) exceeds the sum of (i) the Statutory Reserve, (ii) the Contingency Reserve and (iii) retained earnings, such excess may be allocated to the reserve (the “Unrealized Revenue Reserve”). Such allocations may not hinder the payment of minimum dividends on our Preferred Shares. “Unrealized Revenue” is defined under the Brazilian Corporate Law as the sum of (i) the share of equity earnings of affiliated companies that is not paid as cash dividends and (ii) profits from installment sales to be received after the end of the next succeeding fiscal year.

     For purposes of the Brazilian Corporate Law, and in accordance with our by-laws, “Adjusted Net Income” is an amount equal to our net profit adjusted to reflect allocations to and reversion from (i) the Statutory Reserve; (ii) the Contingency Reserve and (iii) the Unrealized Revenue Reserve.

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

     Payments of cash dividends and distributions, if any, will be made in Brazilian currency to Banco Bradesco S.A., as custodian for our Preferred Shares represented by the ADSs, on behalf of the Depositary. Banco Bradesco S.A. will then convert such proceeds into dollars and will cause such dollars to be delivered to the Depositary for distribution to holders of ADSs. In the event that the custodian is unable to immediately convert the Brazilian currency received as dividends into dollars, the amount of dollars payable to holders of ADSs may be adversely affected by devaluations of the Brazilian currency that occur before such dividends are converted and remitted. Dividends in respect of our Preferred Shares paid to resident and non-resident shareholders, including holders of ADSs, are not currently subject to Brazilian withholding tax. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations.”

ITEM 9. THE OFFER AND LISTING

Offer and Listing Details

     Our Preferred Shares commenced trading separately on the Brazilian stock exchanges on July 10, 1992. The following table sets forth the reported high and low closing sale prices for our Preferred Shares on the São Paulo Stock Exchange and the approximate average daily trading volume for the annual periods indicated.

	Nominal reais per 1,000 Preferred Shares		Average Daily

	High	Low	Trading Volume

			(millions of shares)
Year-end 2002	14.54	9.48	814.3
Year-end 2003	14.08	9.37	1,137.6
Year-end 2004	18.00	9.13	1,335.0
Year-end 2005	12.59	8.14	1,647.2
Year-end 2006	10.74	7.08	1,397.1

Source: Bloomberg

     The following table sets forth the reported high and low closing sale prices for our Preferred Shares on the São Paulo Stock Exchange and the approximate average daily trading volume for the quarterly periods indicated.

	Nominal reais per 1,000 Preferred Shares		Average Daily

	High	Low	Trading Volume

			(millions of shares)
First quarter 2005	11.89	9.71	1,626.4
Second quarter 2005	10.62	8.78	1,901.8
Third quarter 2005	10.14	8.14	1,624.7
Fourth quarter 2005	12.59	9.58	1,428.6
First quarter 2006	10.07	8.50	1,474.1
Second quarter 2006	10.07	7.54	1,616.9
Third quarter 2006	8.31	7.08	1,171.1
Fourth quarter 2006	10.74	7.63	1,326.5
First quarter 2007	11.45	9.48	1,448.4

Source: Bloomberg

     The following table sets forth the reported high and low closing sale prices for our Preferred Shares on the São Paulo Stock Exchange and the approximate average daily trading volume for the monthly periods indicated.

			Average Daily
	Nominal reais per 1,000 Preferred Shares		Trading

	High	Low	Volume

			(millions of shares)
October 2006	8.36	7.63	1,385.5
November 2006	9.97	8.84	1,251.9
December 2006	10.74	9.17	1,361.4
January 2007	10.70	9.48	1,266.3
February 2007	11.00	9.80	1,612.4
March 2007	11.45	9.77	1,488.1

Source: Bloomberg

     Our ADSs, each representing 3,000 Preferred Shares, commenced trading on the New York Stock Exchange on November 16, 2001. The following table sets forth the reported high and low closing sale prices for our ADSs on the New York Stock Exchange and the approximate average daily trading volume for the annual periods indicated.

	Nominal dollars per ADS		Average Daily

	High	Low	Trading Volume

			(number of shares)
Year-end 2002	18.78	8.20	5,394
Year-end 2003	16.22	7.80	22,430
Year-end 2004	19.19	8.46	28,921
Year-end 2005	17.05	10.50	45,427
Year-end 2006	15.04	9.64	79,708

Source: Bloomberg

     The following table sets forth the reported high and low closing sale prices for our ADSs on the New York Stock Exchange and the approximate average daily trading volume for the quarterly periods indicated.

	Nominal dollars per ADS		Average Daily

	High	Low	Trading Volume

			(number of shares)
First quarter 2005	14.85	11.80	37,889
Second quarter 2005	13.63	11.37	28,413
Third quarter 2005	14.33	10.50	61,689
Fourth quarter 2005	17.05	12.74	53,490
First quarter 2006	14.32	11.54	74,480
Second quarter 2006	14.46	9.87	67,420
Third quarter 2006	11.67	9.64	45,721
Fourth quarter 2006	15.04	10.54	132.790
First quarter 2007	16.72	13.30	77,436

Source: Bloomberg

     The following table sets forth the reported high and low closing sale prices for our ADSs on the New York Stock Exchange and the approximate average daily trading volume for the monthly periods indicated.

	Nominal dollars per ADS		Average Daily

	High	Low	Trading Volume

			(number of shares)
October 2006	11.70	10.54	60,241

	Nominal dollars per ADS		Average Daily

	High	Low	Trading Volume

November 2006	13.49	12.09	135,848
December 2006	15.04	12.86	203,895
January 2007	14.61	13.30	93,226
February 2007	15.77	14.01	73,320
March 2007	16.72	13.80	91,795

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

     Under the regulations issued by the National Monetary Council, on January 26, 2000 (“Resolution 2,689”), foreign investors seeking to trade directly on a Brazilian stock exchange or on an organized over-the-counter market, must meet the following requirements:

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

     If these requirements are met, foreign investors will be eligible to trade directly on the Brazilian stock exchanges or on organized over-the-counter markets. These rules extend favorable tax treatment to all foreign investors investing pursuant to these rules. See “Item 10. Additional Information—Taxation.” These regulations contain certain restrictions on the offshore transfer of the title of the securities, except in the case of corporate reorganizations effected abroad by a foreign investor.

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

     In the event that a holder of ADSs exchanges such ADSs for Preferred Shares, such holder will be entitled to continue to rely on the Depositary's certificate of foreign capital registration for five business days after such exchange, following which such holder must seek to obtain its own certificate of foreign capital registration with the Brazilian Central Bank. Thereafter, any holder of Preferred Shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such Preferred Shares, unless such holder qualifies under Resolution 2,689 or obtains its own certificate of foreign capital registration. A holder that obtains a certificate of foreign capital registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations.”

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

Markets

     Our Common Shares and our Preferred Shares are traded on the Bolsa de Valores de São Paulo (the São Paulo Stock Exchange) under the symbols “BRTO3” and “BRTO4”, respectively. At December 31, 2006, we had approximately 440,451 shareholders.

     Our Preferred Shares are also listed on the New York Stock Exchange in the form of ADSs under the symbol “BTM,” with each ADS representing 3,000 Preferred Shares, issued by the Depositary pursuant to the deposit agreement, dated November 16, 2001, among us, the Depositary and the registered holders and beneficial owners from time to time of ADSs. Preferred Shares represented by ADSs are held in custody in Brazil by Banco Bradesco S.A., as custodian for our Preferred Shares represented by the ADSs.

Trading on the São Paulo Stock Exchange

     The São Paulo Stock Exchange is a non-profit entity owned by its member brokerage firms. Trading on the São Paulo Stock Exchange is limited to member brokerage firms and a limited number of authorized non-members. The stocks are traded on an electronic trading system allowing purchase or selling orders to be registered via computer terminals. The matching of offers and closing of business is automatically carried out by the São Paulo Stock Exchange’s computer. In 1999, the São Paulo Stock Exchange began operating an “after-market” which allows for limited after-hours trading to take place. There are no specialists or market makers for our shares on the São Paulo Stock Exchange. Trading in securities listed on the São Paulo Stock Exchange may be effected off the exchanges in certain circumstances, although such trading is very limited.

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

     In order to better control volatility, the São Paulo Stock Exchange has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the indices of this stock exchange fall below the limit of 10.0% in relation to the index registered in the previous trading session.

     At December 31 2006, the aggregate market capitalization of all of the companies listed on the São Paulo Stock Exchange was approximately R$1,544.9 billion. Although all the outstanding shares of an exchange-listed company may trade on the São Paulo Stock Exchange, in most cases less than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons that rarely trade their shares. For this reason, data showing the total market capitalization of São Paulo Stock Exchange tends to overstate the liquidity of the Brazilian equity securities market.

     The Brazilian equity market is relatively small and illiquid as compared to major world markets. In 2006 the daily trading volume on the São Paulo Stock Exchange averaged approximately R$2,434.5 million. In 2006, the ten most actively traded issues represented approximately 46.1% of the total trading in the cash market (standard lot) on the São Paulo Stock Exchange.

     Trading on the São Paulo Stock Exchange by nonresidents of Brazil is subject to certain limitations under Brazilian foreign investment legislation, which generally require, among other things, that the relevant investments have been registered with the Brazilian Central Bank, according to Resolution 2,689. See “—Offer and Listing Details.”

The Special Corporate Governance Levels of the São Paulo Stock Exchange

     On December 11, 2000, the São Paulo Stock Exchange, or BOVESPA, launched three new listing segments designed for the trading of shares issued by publicly held companies: the Special Corporate Governance Level 1, the Special Corporate Governance Level 2 and the “Novo Mercado” of BOVESPA.

     Such new listing segments were designed for the trading of shares issued by companies that voluntarily undertake to abide by more stringent corporate governance practices and disclosure requirements than those currently requested by the Brazilian legislation.

     The inclusion of a company in any of the new segments implies the compliance of such company with a series of corporate governance rules known generally as “good corporate governance practices.” These rules, which are consolidated in the listing regulations of the exchange, are meant to enhance the quality of information provided by Brazilian corporations and increase shareholder's rights, depending on the considered level.

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

Regulation of Brazilian Securities Markets

     The Brazilian securities markets are regulated by the CVM, which has authority over stock exchanges and the securities markets generally, and by the Brazilian Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed by Law 6,385 as amended (the “Brazilian Securities Law”) and the Brazilian Corporate Law.

     Under the Brazilian Corporate Law, a company is either publicly held, a companhia aberta, as we are, (whose shares are publicly traded on the São Paulo Stock Exchange) or privately held, a companhia fechada. All publicly held companies are registered with the CVM and are subject to reporting requirements. A company that is registered with the CVM may have its securities traded either on the Brazilian stock exchanges or on the Brazilian over-the-counter market. The shares of a public company may also be traded privately, subject to certain limitations. To be listed on the Brazilian stock exchanges, a company must apply for registration with the CVM and the stock exchange where the head office of the company is located. Once this stock exchange has admitted a company to listing and the CVM has accepted its registration as a publicly held company, its securities may be traded on the São Paulo Stock Exchange.

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

ITEM 10. ADDITIONAL INFORMATION

Memorandum and Articles of Association

     The summary of the material provisions concerning our Preferred Shares and Common Shares, our by-laws, and Brazilian Corporate Law contained in “Item 10. Additional Information—Memorandum and Articles of Association” under Amendment 1 to our Registration Statement on Form 20-F (File 1-15256), filed with the U.S. Securities and Exchange Commission on October 31, 2001, as amended (the “Registration Statement”) is incorporated herein by reference. Such description contained in the Registration Statement is qualified to the extent applicable by this section, as well as by reference to our by-laws, which have been filed (together with an English translation) as an exhibit to this Annual Report, and to Brazilian Corporate Law. A copy of our by-laws (together with an English translation) is available for inspection at the principal office of the Depositary.

     Our Capital Stock is comprised of Preferred Shares and Common Shares, all without par value. At December 31, 2006, there were 297,675,140,857 Preferred Shares outstanding and 249,597,049,542 Common Shares outstanding.

Share Grouping

     According to the Extraordinary General Shareholders’ Meeting held on April 10th, 2007, the share grouping proposal of our shares was approved, pursuant to article 12 of the Law 6404/76, as follow:

     I – Share Grouping: The shares will be grouped considering the ratio of 1,000 (one thousand) shares per 1 (one) share of the same type. After the share grouping our outstanding capital will be represented by 560,950,289 shares, of which 249,597,049 are common shares and 311,353,240 are preferred shares.

     II – The objective: (1) to adjust the unit quotation value of the shares to a more adequate level from a stock market perspective, since the quotation of the shares in Reais gives greater visibility as compared to the price per 1,000 (one thousand) shares; (2) to reduce our operating costs of the Company and its shareholders; (3) to increase our efficiency of data systems and controls, as well as information disclosure to our shareholders.

     III – Period to Adjust the Share Positions: Our Shareholders may adjust their equity position, at their own criteria, buying or selling, by type, into lots that are multiples of 1,000 (one thousand) shares through trading on the

São Paulo Stock Exchange - BOVESPA or on over-the-counter market, during the period from April 11, 2007 to May 11, 2007.

     IV - Unit Quotation: From May 14, 2007, our shares will be grouped and traded with unit quotation.

     V - Sale of the Fractional Shares: After May 14, 2007, the eventual fractional shares will be separated, grouped in whole numbers and sold in an auction to be carried out on the São Paulo Stock Exchange, with the respective values being credited on the bank accounts of the owners of the fractional shares.

     VI – ADS – American Depositary Shares: Our ADS, representative of the preferred shares, will be changed from the current ratio of 3,000 shares per ADS to 3 shares per ADS.

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

     The initial term of our respective concessions, which were originally granted free of charge, ended on December 31, 2005. Notwithstanding the foregoing, we have the right to a one-time extension of twenty years for each concession provided that we meet certain conditions set forth in each such concession. We have requested and have been granted a twenty year extension of our concessions to provide fixed-line local switched telecommunications calls originating in the geographic areas listed above. On June 20, 2003, Anatel approved a new General Plan on Quality and the concession contract model under which all fixed-line telecommunications carriers began operating on January 1, 2006 and continuing onwards. On June 28, 2003, Decree 4769 was entered approving the General Plan on Universal Service. See “—Obligations of Telecommunications Companies—New Telecommunications Regulations.” Every second year during the 20-year extension period, companies will be required to pay biannual fees equal to 2.0% of their annual net revenues from the provision of telecommunications services (excluding taxes and social contributions) during the immediately preceding year.

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

Our Authorizations for Wireless Telecommunications Services (PCS)

     On December 18, 2002 we were granted three authorizations to render wireless services: (i) one authorization for the states of Santa Catarina and Paraná; (ii) one authorization for the state of Rio Grande do Sul; and (iii) one authorization for the States of Acre, Goiás, Mato Grosso do Sul, Mato Grosso, Rondônia, Tocantins and Distrito Federal.

BNDES Loan Agreements

     On November 1, 2006, we entered into a new loan agreement with BNDES, in a total amount of R$2,104 billion, guaranteed by our holding company, Brasil Telecom Participações S.A. BNDES will finance 62% of the total amount directly. The remaining 38% of the loan will be financed indirectly via a pool of financial institutions. The loan bears interest (a) at the variable TJLP rate plus 4.3% per annum for 95.2% of the amount and (b) at the variable TJLP rate plus 2.3% per annum for 4.8% of the amount. The loan matures on May 5, 2014. The proceeds will be used to finance our investment in wireline network and in operational improvements to meet the targets established by Anatel in the General Plan on Universal Service and in the General Plan on Quality. On November 21, 2006, we received from BNDES the first tranche of the direct portion of this facility, in the amount of R$495.9 million, from which R$465.9 million bears interest of TJLP + 4.3% per annum and R$30.0 million bears interest of TJLP + 2.3% per annum. On November 22, 2006, we received the first tranche of the indirect portion of this facility from the pool of financial institutions, in the amount of R$304.1 million, bearing interest of TJLP + 4.3% per annum. The remaining disbursements of the loan are expected to occur by the end of 2008.

     We have entered into loan agreements with the BNDES, our principal creditor. At December 31, 2006, we had outstanding loans to BNDES in the aggregate principal amount of approximately R$2.426,5 million. The interest payable by us on such real-denominated debt is based either on the TJLP rate plus a spread (varying from 2.3% to 6.5% per annum, depending on the contract) or on the average annual currency basket rate published by BNDES (Cesta de Moeda) plus a spread (varying from 5.5% to 6.5% per annum, depending on the contract). The TJLP rate in Brazil as of December 31, 2006 was 6.85% per annum. The currency basket devalued 8.5% against Brazilian real throughout 2006.

     The proceeds from the BNDES loans have been used to finance the expansion and modernization of our network since June 1998, in order to meet the telecommunications service requirements established under our concession agreements.

     On August 13, 2004, we entered into a loan agreement with BNDES, in a total amount of R$1.27 billion, guaranteed by our holding company, Brasil Telecom Participações S.A. The loan bears interest (a) at the variable TJLP rate plus 5.5% per annum for 80% of the amount and (b) at the variable Cesta de Moedas (a currency basket rate published by BNDES, representing basically the appreciation of the dollar versus the Brazilian real) plus 5.5% per annum for 20% of the amount. The loan has two different maturity dates (i) February 15, 2011 for the TJLP portion and (ii) April 15, 2011 for the Cesta de Moedas portion. The proceeds have been used to finance our investment in wireline network plant and in operational improvements to meet the targets established in the General Plan on Universal Service (Plano Geral de Metas de Universalização – PGMU) and in the General Plan on Quality (Plano Geral de Metas de Qualidade – PGMQ), in the period of July 2003 to December 2006. On August 26, 2004, we received from BNDES the first tranche of this facility, in the amount of R$400.0 million, from which R$320.0 million bears interest of TJLP plus 5.5% per annum and R$80.0 million bears interest of Cesta de Moedas plus 5.5% per annum. On October 26, 2004, we received a second tranche from BNDES, in the amount of R$342.5 million, from which R$282.7 million bears interest of TJLP plus 5.5% per annum and R$59.7 million bears interest of Cesta de Moedas plus 5.5% per annum. On July 15, 2005, we received the third tranche from BNDES in the amount of R$252.0 million, from which R$213.7 million bears interest of TJLP plus 5.5% per annum and R$38.3 million bears interest of Cesta de Moedas plus 5.5% per annum. On November 8, 2005, we received the fourth and last tranche from BNDES in the amount of R$251.8 million, from which R$216.1 million bears interest of TJLP plus 5.5% per annum and R$35.7 million bears interest of Cesta de Moedas plus 5.5% per annum.

     On January 5, 2006, we announced that we intended to book provisions in our financial statements for the year ended December 31, 2005, in the amount of R$622 million. Following is the nature of each component of the provisions:

  Due to facts, legal decisions and jurisprudence trends in 2005, which created the need to adjust the contingencies, we booked provisions related to labor and social security legal proceedings. We highlight the following issues that were the basis for the calculation of the provision (R$198 million):

  Subsidiary Responsibility: we subcontract part of our telephony plant maintenance; however, according to Brazilian law, in certain situations, such as the insolvency of the subcontractor, we will be responsible for all related labor and social security obligations. The responsibility for these charges will revert to us if the subcontractor does not fulfill its obligations. Due to the termination of maintenance contracts and, following, the insolvency of certain subcontractors in 2005, we booked provisions related to these obligations to settle the labor and social security related debts of these companies.
  Inflation related FGTS (Government Severance Indemnity Fund for Employees) purge refers to the process where our former employees claim the application of an inflation related correction on FGTS (Government Severance Indemnity Fund for Employees) deposits for the period between 1990 and 1991. Brazil’s Federal Constitution establishes that the prescription period is up to two years after the labor contract is terminated for the assertion of a complaint lawsuit for labor rights. With the occurrence of a conflicting decision in the regional courts, recognizing in part and refusing in part the plaintiff’s rights, TST – Tribunal Superior do Trabalho (Superior Labor Court) resolved that the understanding which grants the rights to complain was valid and it established new rules for the counting of the prescription period. In light of this definition by TST in 2005, we booked a provision related to the lawsuits that had the prescription period re-established.
  PL SC – This request refers to differences related to the profit sharing plan of Telesc, a company that was merged into ours, and which was filed by former employees of Telesc whose risk was evaluated as “probable.” A charge that corresponded to their claims was made in our records. Due to a new decision of the courts in 2005, rendered by “Refusal Decision,” specific rules were set for the definition of the plaintiff’s rights. Due to this circumstance, Brasil Telecom re-evaluated its provisions to better reflect the new amount at risk.
  Due to studies made in 2005, our independent actuarial consultant indicated that the mortality table UP84 is no longer the most appropriate table to be used in the actuarial calculation of retirement plan obligations of Fundação BrT Prev, since it does not accurately reflect Brazilians current life expectation, therefore, we started using table UP94+2. For US GAAP reconciliation purposes the effect of the change in the mortality table was included in the unrecognized gains or loss according with stated in SFAS 87, “Employers’ Accounting for Pensions” and SFAS 106, “Employers’ Accounting for Postretirement Benefits Other than Pensions”. On January 1, 2006, we adopted SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”, and since this date the unrecognized gain or loss was included in “Other accumulated comprehensive income”. (R$171 million)
  In December, Anatel – Agência Nacional de Telecomunicações (National Telecommunications Agency), through a new act (Abstract number 7/2005), changed the understanding established by Instruction nr. 29/2003 from the same institution, defining that the interconnection costs could not be excluded from the calculation basis for the contribution to the Fust. Due to this new Anatel’s interpretation, we and the others telecommunications services Companies wrote-off the selected credits according to the revoked rule. (R$52 million)
  Risks of losses in client's bills subject to co-billing procedures of other fixed and mobile telephone operators. We operated outside our concession area where other operators’ clients were able to use our carrier selection code 14 to complete long distance calls. Due to an increase in the revenue from co-billing in 2005 and the difficulty in obtaining information from the operators to properly charge clients, our losses in client’s bills increased. As a result, we booked a provision to reflect the increased losses in its allowance for doubtful accounts. (R$74 million)

     The agreements that govern our debt, including our credit facilities with National Bank for Social and Economic Development (Banco Nacional de Desenvolvimento Econômico e Social – “BNDES”), contain a number of significant covenants, the failure to comply with which could adversely impact its business. In particular, the terms of these agreements restrict its ability, and the ability of its subsidiaries, to incur additional debt, make capital expenditures, grant liens, pledge assets, sell or dispose of assets and make certain acquisitions, mergers and consolidations. Furthermore, in accordance with a number of our debt agreements, including our credit facilities with BNDES, we are is required to comply with these covenants and maintain certain specified financial ratios in order to maintain the current maturity dates for these debt agreements. As a general rule, the occurrence of an event of default under an agreement may trigger the acceleration of other agreements representing its indebtedness.

     We negotiated with creditors to temporarily adjust the affected financial covenants, in particular the ratio between EBTIDA and the financial expenses and EBITDA Margin related to fourth quarter of 2005.

     On January 6, 2006, we entered into negotiations with BNDES and the financial institutions acting as its agents under the credit facilities. According to the provisions of our agreements with BNDES, in the event of a failure by us to comply with certain semiannual financial covenants, BNDES may request the retention of funds in a blocked account. If, after the creation of such blocked account, we fail to comply with the financial covenants in the following semester, BNDES together with the financial institutions may, at its own discretion, declare the acceleration of the outstanding debt. On February 3, 2006, we successfully obtained a waiver from BNDES in order to avoid the acceleration of the agreements in view of a potential failure to comply with the financial covenants in the first semester of 2006.

     As a result of the booking of provisions in our financial statements, we failed to comply with certain financial covenants established in our agreements with BNDES for our Parent Company. Consequently, BNDES, together with the pool of financial institutions, ran a retention of R$192.2 million of our cash investments during 2006, without penalties concerning interest or fees, which would be valid until the agreed covenants were restored.

     On December 8, 2006, we entered into contractual amendments with BNDES and the pool of financial institutions, which altered the structure of financial covenants that must be fulfilled by us. Therefore, funds temporarily retained as guarantee were totally released since we complied with the current financial covenants

Indenture

     On February 17, 2004, we issued US$200.0 million aggregate principal amount of 9.375% Notes due 2014 (the “2014 Notes”) under an indenture, dated February 17, 2004, among Brasil Telecom S.A., The Bank of New York, as indenture trustee, registrar, New York paying agent and transfer agent, and The Bank of Tokyo-Mitsubishi Ltd., as principal paying agent. Pursuant to the indenture, the notes are payable in full in a single payment upon maturity unless redeemed earlier or extended pursuant to the terms of the indenture. The notes bear interest at a fixed rate of 9.375% per annum from the date of issuance until all required amounts due in respect thereof have been paid. Interest on the notes is paid semiannually in arrears on February 17 and August 17 of each year, commencing on August 17, 2004, to the noteholders registered as such as of the close of business on a record date being the tenth business day preceding such payment date. Interest for the first interest period accrued from February 17, 2004. Interest on the notes is computed on the basis of a 360-day year of twelve 30-day months.

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

     The indenture will contain certain events of default, consisting of, among others, the following:

  failure to pay principal when due;

  failure to pay interest and other amounts (i) within 30 calendar days of the due date therefore in the case of payments made in respect of any interest payment dates occurring prior to the expected maturity date, and (ii) when due, in the case of any interest payment date occurring on or after the expected maturity date; and

  breach by us of any covenant or agreement in the indenture or any of the other relevant transaction documents.
Insurance Trust Agreement

     In connection with our issuance of the 2014 Notes, we entered into an insurance trust agreement dated February 17, 2004, between The Bank of New York, as insurance trustee and us. The insurance trust agreement establishes a grantor trust (the “Insurance Trust”) under New York law for the benefit of the noteholders. Pursuant to an insurance trust agreement the Insurance Trustee will hold the insurance as credit enhancement and support for the notes to the extent of the coverage set forth in the insurance policy.

Company Support Agreement

     In connection with our issuance of the 2014 Notes we entered into a company support agreement with the Overseas Private Investment Corporation (“OPIC”) dated February 17, 2004. Under the company support agreement we agree to, among other things, make certain representations and warranties and covenants with respect to our compliance with environmental, workers' rights, foreign corrupt practices and other matters. A breach by us of any of our representations and warranties or covenants in the company support agreement which results in an Event of Termination (as defined therein) would entitle OPIC to terminate the insurance policy relating to the 2014 Notes or to withhold any amount otherwise payable by OPIC under such insurance policy. If the insurance policy is terminated or otherwise ceases to be in full force and effect, or OPIC withholds any amount otherwise payable by OPIC under the insurance policy, in each case for any reason attributable to acts or omissions of Brasil Telecom S.A., an event of default under the indenture for the 2014 Notes will occur.

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

     On January 5, 2006, we announced that we intended to book provisions in our financial statements for the year ended December 31, 2005, in the amount of R$622 million (As abovementioned in BNDES Loan Agreement). Such provisions would affect our results and, accordingly, jeopardize our compliance in the fiscal year ended on December 31, 2005 until and including the third quarter of 2006 with financial covenants set forth in certain debt agreements, including our loan agreements entered into with Japan Bank of International Cooperation (“JBIC”) and with Sumitomo – Mitsui Banking Corporation. Therefore, prior to making the decision to book the provisions, we initiated negotiations with these creditors to adjust the affected financial covenants, in particular the ratio between EBITDA and the financial expenses.

     On February 17, 2006, we signed the First Amendment to the Loan Agreement entered into with JBIC, dated March 18, 2004, and the First Amendment to the Loan Agreement entered into with Sumitomo Mitsui Banking Corporation, dated March 24, 2004. These amendments adjusted the financial covenants in each respective loan agreement relating to EBITDA and the financial expenses from equal or higher than 2.25, to equal or higher than 1.5, as of the fourth quarter until and including the third quarter of 2006. We complied with all financial covenants contained in each respective loan agreement, as amended, in 2005 and 2006.

Debentures – “Escritura Pública de Emissão”

     At a meeting of our Board of Directors on June 5, 2006, our Board unanimously approved the 5th Issuance, being the 4th Public Issuance (the “Issuance”), of simple, nominative, non-convertible debentures (the “Debentures”). This was the first issuance made in the context of our first Securities Distribution Program of R$2.0 billion, in a total aggregate amount of R$1.08 billion. The Debentures were issued on June 1, 2006, are guaranteed by our holding company, Brasil Telecom Participações S.A., and have a term of seven years from the issuance date, maturing on June 1, 2013. The unit face value of each Debenture shall be amortized in accordance with the following schedule: (i) R$3,330.00 (33.3%) on June 1, 2011; (ii) R$3,330.00 (33.3%) on June 1, 2012; and (iii) R$3,340.00 (33.4%) on June 1, 2013. The remuneration of the Debentures was established in the bookbuilding process at 104.0% of the CDI (Interbank Deposit Certificate).

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

     On January 5, 2006, we announced that we intended to book provisions in our financial statements for the year ended December 31, 2005, in the amount of R$622 million. (See description in ITEM 10. Additional Information – BNDES Loan Agreement). Such provisions would affect our results and, accordingly, jeopardize our compliance in the fiscal year ended on December 31, 2005 until and including the third quarter of 2006 with financial covenants set forth in certain debt agreements, including our Escritura de Emissão, relating to our Debentures of the 4th issuance. Therefore, prior to making the decision to book the provisions, we initiated negotiations with the holders of these debentures to adjust the affected financial covenants, in particular the ratio between EBITDA and the financial expenses.

     On January 30, 2006, the holders of our outstanding debentures of the 4th issuance approved an adjustment to the financial covenant relating to the ratio between Consolidated EBITDA and Consolidated Financial Expenses, contained in Section 4.19.1(e)(i) Escritura de Emissão, from greater than or equal to 2.25, to greater than or equal to 1.5, as of the fourth quarter of 2005, until and including the third quarter of 2006. We complied with all financial covenants contained in the Escritura de Emissão, as amended, in 2005 and 2006.

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

     Foreign investors may register their investment under Law 4,131/62 or Resolution 2,689. Registration under Resolution 2,689 affords favorable tax treatment to foreign investors who are not resident in a tax haven, as defined by Brazilian tax laws. See “—Taxation—Brazilian Tax Considerations.”

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

     Resolution 1,927 of the National Monetary Council, which restated and amended Annex V to Resolution 1,289, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. We have obtained approval for the American Depositary Shares under Annex V to Resolution 1,289, in order to (i) allow the proceeds from the sale by holders of ADSs outside Brazil to be free of Brazilian foreign investment controls, and (ii) allow holders of ADSs who are not resident in a tax haven to be entitled to favorable tax treatment in Brazil. See “—Taxation—Brazilian Tax Considerations.”

     A certificate of foreign capital registration has been issued in the name of the Depositary with respect to the ADSs and is maintained by Banco Bradesco S.A., as custodian for our Preferred Shares represented by the ADSs, on behalf of the Depositary. Pursuant to such certificate of foreign capital registration, we expect that the Depositary will be able to convert dividends and other distributions with respect to the Preferred Shares represented by ADSs into foreign currency and remit the proceeds outside of Brazil. See “Item 9. Offer and listing—Offer and listing details” and “Item 9. Offer and Listing—Markets—Trading on the São Paulo Stock Exchange.”

     In the event that a holder of ADSs exchanges the ADSs for Preferred Shares, such holder will be entitled to continue to rely on the Depositary's certificate of foreign capital registration for only five business days after such exchange, following which such holder must seek to obtain its own certificate of foreign capital registration with the Brazilian Central Bank. Thereafter, any holder of Preferred Shares may not be able to convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such Preferred Shares, unless such holder qualifies under Resolution 2,689 or obtains its own certificate of foreign capital registration. A holder of Preferred Shares that obtains a certificate of foreign capital registration will be subject to less favorable Brazilian tax treatment than a holder of ADSs. See “—Taxation—Brazilian Tax Considerations.”

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

Brazilian Tax Considerations

     The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs by a holder not deemed to be domiciled in Brazil for Brazilian tax purposes (a “non-Brazilian holder”). This discussion does not address all the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder, and each non-Brazilian holder should consult his or her own tax advisor about the Brazilian tax consequences of investing in Preferred Shares or ADSs.

     Individuals domiciled in Brazil and Brazilian companies are taxed in Brazil on the basis of their worldwide income which includes earnings of Brazilian companies' foreign subsidiaries, branches and affiliates. The earnings of branches of foreign companies and non-Brazilian residents (“nonresidents”) in general are taxed in Brazil only on income derived from Brazilian sources.

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

Taxation of Gains

     Preferred Shares

     According to Law No. 10,833/03, the gains related to disposition or sale of assets located in Brazil, such as our shares, are subject to income tax in Brazil, regardless of whether the sale or the disposition is made by the NonResident Holder to a resident or person domiciled in Brazil or not.

     Gains realized as a result of a transaction are the excess of the amount in reais realized on the sale or exchange of a security over its acquisition cost measured in reais (without correction for inflation).

     There are arguments to sustain that the acquisition cost of a security registered as a direct investment with the Central Bank is calculated on the basis of the foreign currency amount so registered, translated into reais at the commercial market rate on the date of such sale or exchange.

     For purposes of taxation of gains earned in a sale or disposition of shares, two situations should be considered:

  gains earned by Non-Resident Holders registered under Resolution No. 2,689, other than Tax-Haven Residents, are not subject to income tax (unless the sale takes place outside a Brazilian stock exchange, in which case the gains are subject to a 15% income tax); and

  gains earned by Non-Resident Holders who invest in Brazil through any means other than under Resolution No. 2,689 (“Non-Registered Investors”) and Tax-Haven Residents — whether or not they are registered under Resolution No. 2,689.

     In this last situation, gains derived from the sale of our shares on the Brazilian stock exchange by Non-Registered Investors and Tax-Haven Investors are subject to income tax at a rate of 15%. The sale or disposal of common shares will also be subject to withholding income tax at a rate of 0.005% . Furthermore, a sale of common shares outside a Brazilian stock exchange will be subject to income tax at a rate of 15% or, in case of Tax Haven Residents, 25%.

     In the case of redemption of securities or capital reduction by a Brazilian corporation, such as ourselves, the positive difference in reais between the amount effectively received by the Non-Resident Holder and the corresponding acquisition cost is treated, for tax purposes, as capital gain derived from sale or exchange of shares not carried out on a Brazilian stock exchange market, and is therefore subject to income tax at the rate of 15% or 25% (in case of Tax-Haven Residents).

     Any exercise of preemptive rights relating to the common shares will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to the Preferred shares will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of common shares.

ADSs

     As a general rule, gains realized on disposition transactions carried out with a Brazilian resident or not, may be subject to taxation in Brazil. Exception is made to gains realized outside Brazil by a Non-Resident Holder to another Non-Resident Holder, which are not subject to Brazilian income tax, so long as the assets involved are not considered located in Brazil. Although we believe that the ADSs do not fall within the definition of assets located in Brazil for the purposes of Law No. 10,833, considering the general and unclear scope of such provisions and the lack of a judicial court ruling in respect thereto, we are unable to predict whether such understanding will ultimately prevail in the courts of Brazil.

     The deposit of the Preferred shares in exchange for ADSs may be subject to Brazilian tax on capital gains at the rate of 15%, or 25% in the case of Tax-Haven Residents, if the acquisition cost of the shares is lower than (a) the average price per common share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or (b) if no shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold in the 15 trading sessions immediately preceding such deposit. In such case, the difference between the acquisition cost and the average price of the shares calculated as above will be considered to be a capital gain.

     Such taxation is not applicable in the case of Non-Resident Holders registered under Resolution No. 2,689 other than Tax-Haven Residents, which are currently not subject to income tax in such transaction.

     The withdrawal of ADSs in exchange for Preferred shares is not subject to Brazilian tax if such disposition is made, and the proceeds are remitted abroad, within five business days after cancellation.

     Any exercise of preemptive rights relating to the ADSs will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to the Preferred shares by the depositary on behalf of holders of ADSs will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of common shares.

Distributions of Interest on Capital

     Law No. 9,249, dated December 26, 1995, as amended, allows a Brazilian corporation, such as us, to make distributions to shareholders of interest on net equity and treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax, and, since 1998, social contribution on profits as well, as far as the limits described below are observed. These distributions may be paid in cash. For tax purposes this interest is limited to the daily pro rata variation of the Brazilian long-term interest rate, or TJLP, as determined by the Central Bank from time to time, and the amount of the deduction may not exceed the greater of:

  50% of net income (after social contribution on profits and before the provision for corporate income tax and the amounts attributable to shareholders as net interest on equity) related to the period in respect of which the payment is made; and

  50% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

     Payment of interest to a Non-Resident Holder is subject to withholding income tax at the rate of 15%, or 25% if the Non-Resident Holder is domiciled in a Tax Haven — that is, a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% or where the laws of that country or location impose restrictions on the disclosure of shareholding composition or the ownership of the investment. These payments may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on net equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable withholding income tax, is at least equal to the mandatory dividend.

     Payments of interest on capital are decided by our shareholders on the basis of recommendations of our board of directors. No assurance can be given that our board of directors will not recommend that future distributions of profits should be made by means of interest on capital instead of by means of dividends.

     Amounts paid as interest on capital (net of applicable withholding tax) may be treated as payments in respect of the dividends that we are obligated to distribute to our shareholders in accordance with our By-laws and the Brazilian Corporate Law. Distributions of interest on capital in respect of our Preferred Shares, including distributions to the Depositary in respect of Preferred Shares underlying ADSs, may be converted into dollars and remitted outside of Brazil, subject to applicable exchange controls.

Tax on Financial Transactions

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

     In addition to the IOF tax, a second, temporary tax that applies to the removal of funds from accounts at banks and other financial institutions (the “CPMF tax”) will be imposed on our distributions in respect of ADSs at the time such distributions are converted into dollars and remitted abroad by Banco Bradesco S.A., as custodian for our Preferred Shares represented by the ADSs. Currently, the CPMF tax rate is 0.38% .

Temporary Contribution on Financial Transactions (“CPMF Tax”)

     Additionally, any transaction carried out by a holder of securities in Brazil that results in the transfer of reais from an account maintained by such holder (or its custodian) with a Brazilian financial institution may be subject to the CPMF tax, at the rate of 0.38% . Currently, the funds transferred for the acquisition of shares on a Brazilian stock exchange are exempt from the CPMF tax.

     When applicable, the CPMF Tax must be withheld from the amounts transferred from such account and must be collected in favor of the Brazilian government by the financial institution that carries out the relevant financial transaction.

     FUST – Universal Telecommunications Service Fund

     The Universal Telecommunications Service Fund, introduced by Law 9,998/00, Oficio Circular 58/04, and Despacho 29/03 (Anatel), was created to raise funds to meet the cost of the universalization of the telecommunications services, which are not recoverable through the efficient exploration of the service. According to the law, one of FUST's forms of income is the contribution by both public and private telecommunications providers, of 1.0% of the gross operating revenue from the rendering of telecommunications services net of PIS, COFINS and ICMS.

     In 2003, Anatel rendered a decision in which they determined that FUST should be calculated based on our net revenues, excluding interconnection costs. On December 15, 2005, Anatel reversed its earlier determination, and accordingly, the basis of the FUST calculation is net revenues including amounts paid as interconnection costs. According to CVM’s rules, however, it is not possible for a Brazilian corporation to book tax credits under discussion as “assets” and accordingly, we expensed such amounts in our financial statements for the period ended December 31, 2006.

     FUNTTEL – Fund for the Technological Development of the Telecommunications

     Law 10,052/00 established the Fund for the Technological Development of Telecommunications. Pursuant to this regulation, the fund was created to foster technological development, encourage human intellectual capital, encourage employment, promote capital access to small and medium sized business, all in order to enlarge the competitiveness of the Brazilian Telecommunications' Industry. This fund received a contribution of 0.5% of the gross operating income, net of PIS, COFINS and ICMS, earned through the exploration of telecommunications services by both public and private companies. A directive board composed of governmental representatives will manage the fund and determine how the funds will be invested.

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

Registered Capital

     Amounts invested in Preferred Shares by a non-Brazilian holder who qualifies under the Resolution 2,689 and obtains registration with the CVM, or by the Depositary representing an ADS holder, are eligible for registration with the Brazilian Central Bank. Such registration (the amount so registered is referred to as “Registered Capital”) allows the remittance outside Brazil of foreign currency, converted at the Commercial Market Rate, acquired with the proceeds of distributions on, and amounts realized through dispositions of such Preferred Shares. The Registered Capital per Preferred Share purchased in the form of an ADS, or purchased in Brazil and deposited with the Depositary in exchange for an ADS, will be equal to its purchase price (stated in dollars). The Registered Capital per Preferred Share withdrawn upon cancellation of an ADS will be the dollar equivalent of (i) the average price of a Preferred Share on the Brazilian stock exchange on which the most Preferred Shares were traded on the day of withdrawal or, (ii) if no Preferred Shares were traded on that day, the average price on the Brazilian stock exchange on which the most Preferred Shares were traded in the fifteen trading sessions immediately preceding such withdrawal. The dollar equivalent will be determined on the basis of the average Commercial Market rates quoted by the Brazilian Central Bank on such date or dates.

     A non-Brazilian holder of Preferred Shares may experience delays in effecting Brazilian Central Bank registration, which may delay remittances abroad. Such a delay may adversely affect the amount in dollars, received by the non-Brazilian holder.

U.S. Federal Income Tax Considerations

     The statements regarding U.S. federal income tax law set forth below are based on the Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed Treasury regulations thereunder, published rulings and court decisions, as in force on the date of this Annual Report, and changes to such law subsequent to the date of this Annual Report may affect the tax consequences described herein, possibly with retroactive effect. This summary describes the principal tax consequences of the ownership and disposition of Preferred Shares or ADSs, but it does not purport to be a comprehensive description of all of the federal income tax consequences that may be relevant to a decision to own or dispose of Preferred Shares or ADSs. This summary applies only to purchasers of Preferred Shares or ADSs who will hold the Preferred Shares or ADSs as “capital assets” within the meaning of Section 1221 of the Code (i.e., generally, property held for investment) and does not apply to special classes of holders such as dealers or brokers in securities or currencies, holders whose functional currency is not the U.S. dollar, holders of 10% or more of our shares (by vote or by value, and directly or by attribution), tax-exempt organizations, financial institutions, insurance companies, regulated investment companies, holders liable for the alternative minimum tax, holders who elect to account for their investment in Preferred Shares or ADSs on a mark-to-market basis, and persons holding Preferred Shares or ADSs in a protection transaction or as part of a straddle, conversion or constructive ownership transaction.

     Each holder should consult such holder's own tax advisor concerning the overall tax consequences to it, including the consequences under tax laws other than U.S. federal income tax laws, of an investment in the Preferred Shares or ADSs.

     As used in this summary, references to “ADSs” also refer to “Preferred Shares.” As used in this summary, the term “U.S. holder” means a beneficial owner of ADSs that is for U.S. federal income tax purposes, (i) a citizen or resident of the United States, (ii) a corporation or other entity (treated as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States or its political subdivisions, (iii) a trust subject to the control of a U.S. person (as defined in the Code) and the primary supervision of a U.S. court or which validly elects to be treated as a U.S. person for U.S. federal income tax purposes, or (iv) an estate, the income of which is subject to U.S. federal income taxation regardless of its source. As used in this summary, the term “non-U.S. holder” means a beneficial owner of ADSs that is not a U.S. holder. Additionally, this opinion does not consider the tax treatment of partnerships or persons who hold ADSs through a partnership or other pass-through entity or the possible application of U.S. federal gift or estate taxes. Material aspects of U.S. federal income tax relevant to a holder other than a U.S. holder are also described below.

Taxation of Distributions

     A U.S. holder will recognize ordinary dividend income for U.S. federal income tax purposes in accordance with the U.S. holder's regular method of accounting for U.S. federal income tax purposes in an amount equal to the amount of any cash and the value of any property that we distribute, to the extent that such distribution is paid out of our current or accumulated earnings and profits (“E&P”), as determined for U.S. federal income tax purposes. Certain dividend income may be eligible for a reduced rate of taxation. Dividend income is taxed at the applicable long-term capital gains rate if the dividend is received by a non-corporate U.S. holder from a “qualified foreign corporation” and certain conditions are met. A U.S. holder will be eligible for this reduced rate only if certain conditions are met. A foreign corporation will be a qualified foreign corporation with respect to any dividend paid on stock that is readily tradable on an established U.S. securities market. Our ADSs are listed on the New York Stock Exchange and, therefore, the ADSs will qualify as readily tradable on an established securities market in the United States so long as they are listed. However, no assurances can be given that the ADSs will remain readily tradable. Moreover, a foreign corporation will not be treated as a qualified foreign corporation if it is a Passive Foreign Investment Company (see discussion below) for the year in which the dividend was paid or the preceding year.

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

     Distributions out of E&P with respect to the ADSs generally will be treated as dividend income from sources outside of the U.S. and under the foreign tax credit rules, for dividends paid before January 1, 2007, will, with certain exceptions, generally be “passive” income. Dividends paid in taxable years beginning after December 31, 2006 are, depending on your circumstances, “passive” or “general” income which, in either case, is treated separately from other types of income for purposes of computing the foreign tax credit. Subject to certain significant and complex limitations, Brazilian income tax withheld in connection with any distribution with respect to the ADSs may be claimed as a credit against the U.S. federal income tax liability of a U.S. holder if such U.S. holder elects for that year to credit all foreign income taxes. Such Brazilian withholding tax may be taken as a deduction at the U.S. holder's election, only if the U.S. holder does not claim a credit for any Brazilian or other foreign taxes paid or accrued in that year. U.S. holders should consult their own tax advisors concerning the implications of these rules in light of their particular circumstances.

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

     Except as described in “U.S. Backup Withholding and Information Reporting “ section below, a non-U.S. holder of ADSs will not be subject to U.S. federal income or withholding tax on the proceeds from the disposition of, ADSs, unless:

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
Passive Foreign Investment Company

     Special tax rules apply to the timing and character of income received by a U.S. holder of a Passive Foreign Investment Company, or PFIC. We would constitute a PFIC if either 75% or more of our gross income in a tax year is passive income or the average percentage of our assets (by value) that produce or are held for the production of passive income is at least 50%. We believe that we are not a PFIC for U.S. federal income tax purposes in the current taxable year and do not expect to become a PFIC in future taxable years. However, because the determination of whether the ADSs constitute shares of a PFIC will be based upon the composition of our income and assets on an annual basis, there is no assurance that we will not be considered a PFIC for any subsequent year. If the ADSs are shares of a PFIC for any subsequent tax year, a U.S. holder of the ADSs could be subject to adverse U.S. federal income tax consequences with respect to any gain realized on the sale or other disposition of the ADSs and certain distributions received with respect to the ADSs. While these U.S. tax consequences could be minimized and/or eliminated if the U.S. holder made a “qualified electing fund” election in connection with our shares, we do not intend to provide information necessary for the “qualified electing fund” election to be made by U.S. holders in the case that we are deemed a PFIC. Holders and prospective purchasers of the ADSs should consult their own tax advisers regarding the PFIC rules and their effect on holding or purchasing the shares.

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

     This Annual Report may be reviewed without charge at the Public Reference Section of the U.S. Securities and Exchange Commission (the “SEC”), 100 F Street, N.E., Washington, D.C. 20549.

     Copies of all or any portion of this Annual Report can be obtained from the Public Reference Section of the SEC, 100 F Street, N.E. Washington, D.C. 20549, upon payment of fees prescribed by the SEC. For further information on the public reference rooms, call the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public on the SEC’s website at http://www.sec.gov. The address of the SEC’s website is provided for the information of investors and is not an active link.

     We are subject to the information requirements of the Exchange Act applicable to a foreign private issuer, and accordingly, we must file or furnish reports, including annual reports on Form 20-F, reports on Form 6-K, and other information, with the SEC. These reports and other information can be inspected at, and subject to the payment of any required fees, copies may be obtained from, the public reference facilities maintained by the SEC as described above. These reports and other information may also be inspected and copied at the offices of the NYSE, 20 Broad Street, New York, New York 10005. As a foreign private issuer, however, we will be exempt from the proxy requirements of Section 14 of the Exchange Act and from the short-swing profit recovery rules of Section 16 of the Exchange Act, although the rules of the NYSE may require that we solicit proxies from our shareholders under some circumstances.

     Our website is located at http://www.brasiltelecom.com.br. The information on our website is not part of this Annual Report.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Quantitative Information About Market Risk

     We are exposed to market risk from changes in both foreign currency exchange rates and interest rates. The principal market for our products and services is Brazil and substantially all of our revenues are denominated in reais. We have described under “Item 4. Information on the Company—History and Development of the Company” the manner in which the Brazilian government has controlled, and continues to control, the prices we charge.

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

     At December 31, 2006, approximately 20.7% or R$1,026.1 million, of our indebtedness was exposed to exchange rate risk. At December 31, 2006, we protected approximately 53.2% of our indebtedness affected by exchange rate variation, against significant variations in exchange rates (dollars, Japanese Yens and Cesta de Moedas) by using foreign currency swaps, forward exchange contracts and foreign currency investments. The aggregate notional principal amount of the swap contracts is approximately US$ 257.2 million, of which approximately US$ 69.9 million matures within one year and approximately US$ 109.9 million matures in one to three years. At December 31, 2006, the fair value of the swap contracts amounted to approximately R$416.8 million. The aggregate notional principal amount of the forward exchange contracts is approximately US$ 21.7 million, the totality of which matures within one year.

     In 2006, losses on foreign currency and monetary restatement amounted to approximately R$ 28.6 million, due to the appreciation of the real against the dollar. At December 31, 2006, a hypothetical unfavorable 10.0% change in foreign currency exchange rates would result in an increase of approximately R$64.7 million in our total debt obligations considering the net impact between the increase in our debt obligations and the decrease in our swap position.

Interest Rate Risk

     At December 31, 2006, we had approximately R$4,954.6 million in loans and financing outstanding, before swap adjustments, of which R$4,444.6 million bore interest at floating rates and R$510.0 million bore interest at fixed rates. We invest our excess liquidity (approximately R$2,541.6 million in 2006) mainly in investment funds created by top Brazilian asset managements exclusively for us. The fund managers are responsible for managing these funds, subject to the certain direction of our senior management and board of directors. Currently, these funds carry mainly bond and other financial instruments linked to the CDI rate, issued by the Brazilian Government. The potential loss to us over one year that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates applicable to our financial assets and liabilities in 2006 would be approximately R$54.2 million to our financial liabilities, considering both the impact in our debt obligations and swap position, and R$25.4 million to our financial assets. The above sensitivity analysis is based on the assumption of an unfavorable 100 basis points movement of the interest rates applicable to each homogeneous category of financial assets and liabilities and sustained over a period of one year. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g., reais). As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuation for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

     The table below provides summary information regarding our exposure to interest rate and exchange rate risk before swap adjustments in our total debt portfolio as of December 31, 2006:

Total Debt Portfolio

	R$ million	%

Floating rate debt:
Real denominated	4,052.5	81.8
Foreign currency denominated	392.1	7.9
Fixed rate debt:
Real denominated	62.0	1.3
Foreign currency denominated	448.0	9.0

Total (before swap adjustments)	4,954.6	100.0

Swap adjustments
Swap adjustments	420.6

Total	5,375.2

     As of December 31, 2006, approximately 32.8% of our total debt portfolio before swap adjustments was tied to the CDI rate. As of December 29, 2006, the CDI rate accumulated for the year was 15.03% per annum.

Hedging Policy

     We constantly evaluate and consider alternatives with respect to protection against foreign exchange risk in connection with our foreign currency indebtedness and have currently entered into foreign exchange risk offsetting structures with respect to short-term payments of our foreign currency debt.

PART II

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     We were required to pay a non-cumulative preferred dividend on our Preferred Shares in an amount equal to 6.0% of the share capital attributable to our Preferred Shares under Brazilian Corporate Law. Law 10,303, dated October 31, 2001, which amended the Brazilian Corporate Law requirement that we pay a non-cumulative preferred dividend on our Preferred Shares of at least 3.0% per year of the book value of Shareholders' equity divided by our total number of shares. On December 19, 2002 we amended our Bylaws to comply with these new requirements. Preferred Shareholders are now entitled to receive a minimum non-cumulative dividend of Preferred Dividend equal to the greatest of (i) 6.0% per year of the value of our total share capital divided by our total number of shares or (ii) 3.0% per year of the book value of our shareholders' equity divided by the total number of our shares.

ITEM 15. CONTROLS AND PROCEDURES

a) Evaluation of Disclosure Controls and Procedures

     Our management, under the direction of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, (the Exchange Act)) as of December 31, 2006. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of December 31, 2006.

b) Management’s Report on Internal Control over Financial Reporting

     It is the responsibility of our management to establish and maintain effective internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act). Internal control over financial reporting is designed to provide reasonable assurance to our management and board of directors regarding the preparation of reliable consolidated financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our consolidated financial statements.

     Management has performed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2006 based upon criteria set forth in Internal Control -- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2006. Management’s Report on Internal Control over Financial Reporting as of December 31, 2006 is presented on page F-xx. Our independent auditor, Deloitte Touche Tohmatsu Auditores Independentes, an independent registered public accounting firm, has issued an auditor’s report on our assessment of and the effectiveness of internal control over financial reporting as of December 31, 2006.

(c) Attestation Report of Independent Registered Public Accounting Firm

     The auditors report on our assessment of and the effectiveness of internal control over financial reporting as of December 31, 2006, issued by our independent auditors, Deloitte Touche Tohmatsu Auditores Independentes, an independent registered public accounting firm is presented on page F-3.

(d) Changes in Internal Control over Financial Reporting

     There were no changes in our company’s internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our company’s internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

     We have adopted a code of ethics that applies to all officers and employees. A copy of our code of ethics may be found on our website at: http://www.brasiltelecom.com.br. A copy of the code of ethics may also be obtained free of charge by contacting our investor relations department at (+55) 61 3415-1140. No waivers, either explicit or implicit, of provisions of the code of ethics were granted in 2006.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     Deloitte Touche Tohmatsu Auditores Independentes served as our independent registered public accounting firm for the year ended December 31, 2006 appearing in this annual report on Form 20-F.

     KPMG Auditores Independentes served as our independent registered public accounting firm for the year ended December 31, 2004 and 2005 appearing in this annual report on Form 20-F.

     The following table presents the aggregate fees for professional services and other services rendered by KPMG Auditores Independentes to us in 2004 and 2005, and Deloitte Touche Tohmatsu Auditores Independentes in 2006, in thousands of reais.

	2004	2005	2006

Audit Fees	1,635	2,670	1,812
Audit-related Fees	393	190	998
Tax Fees	10	-	167
All Other Fees	-	-	-

Total	2,038	2,860	2,977

     Audit fees in the above table for fiscal year 2006 are the aggregate fees billed Deloitte Touche Tohmatsu Auditores Independentes in connection with the integrated audit of our annual financial statements and review of the Company's quarterly financial information.

     Audit fees are fees agreed upon with KPMG Auditores Independentes for the fiscal years 2004 and 2005 (including related expenses) for the audit of our annual consolidated financial statements and for the reviews of our quarterly financial statements submitted on Form 6-K, including the reviews of our annual report on Form 20-F.

     Audit-related fees in the above table for fiscal year 2006 are fees billed by Deloitte Touche Tohmatsu Auditores Independents in connection with internal controls related services, services relating to the issuance of debentures and due diligence services.

     Audit-related fees in 2004 and 2005 consist of fees billed by KPMG Auditores Independentes for assurance and related services that are reasonably related to the performance of the audit or review of the company's financial statements or that are traditionally performed by the external auditor, and include consultations concerning financial accounting and reporting standards, issuance of comfort letters, internal control reviews, and review of security controls and operational effectiveness of systems.

     Tax fees in in the above table for fiscal year 2006 include fees billed by Deloitte Touche Tohmatsu Auditores independentes related to tax advice relating to a coporate restructuring.

     Tax fees in 2004 include fees billed by KPMG Auditores Independentes for tax compliance services, including the review of the original, as well as seminars and training regarding changes in Brazilian tax legislation.

Audit committee pre-approval policies and procedures

     Our board of directors requires management to obtain the board's approval before engaging independent outside auditors to provide any audit or permitted non-audit services to us, or our subsidiaries. Pursuant to this policy, our board of directors pre-approves all audit and non-audit services provided by KPMG Auditores Independentes and Deloitte Touche Tohmatsu Auditores Independentes, our principal auditor. Pursuant to the board's pre-approval process, each year, auditors prepare a detailed list of services that it proposes to perform during the coming year. These proposed services are presented to the board of directors, which considers and approves the services. Management is not permitted to engage our outside auditors for any audit or non-audit service that is not on the list of services approved by the board of directors without first returning the board of directors for approval of such additional services. In 2006, all of the services described under Audit-Related Fees and Tax Fees were approved by the audit committee pursuant to paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     The table below sets forth, for the periods indicated, the total number of shares purchased by us or on our behalf, or by an affiliated purchaser or on behalf of an affiliated purchaser, the average price paid per share, the total number of shares purchased as a part of a publicly announced repurchase plan or program and the maximum number (or approximate real value) of shares that may yet be purchased under our plans and programs. During 2006 and as of March, 2007, there were no shares purchased.

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

3.1	Amendment to the Amended and Restated Shareholders' Agreement. (4)
3.2	2nd Amendment to the Shareholders’ Agreement consolidated on August 27, 2002, entered into on April 28, 2005
4.1	Standard Concession Agreement for Local, Switched, Fixed-Line Telephone Service.(2)
4.1.1	2005 Standard Concession Agreement for Local, Switched, Fixed-Line Telephone Service.
4.2	Standard Concession Agreement for Local, Switched, Fixed-Line Telephone Service and Schedule of Omitted Concession contracts (English translation).(2)(5)
4.2.1	2005 Standard Concession Agreement for Local, Switched, Fixed-Line Telephone Service and Schedule of Omitted Concession contracts (English translation).
4.3	Standard Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service.(2)
4.3.1	2005 Standard Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service.
4.4	Standard Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service and Schedule of Omitted Concession Agreements (English translation).(2)(5)
4.4.1	205 Standard Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service. (English Translation)
4.5	Registration Rights Agreement dated February 17, 2004 between Brasil Telecom S.A. and Citigroup Global Markets Inc. as initial purchaser.(3)
4.6	Company Support Agreement dated February 17, 2004 between Brasil Telecom S.A. and the Overseas Private Investment Corporation.(3)
4.7	Insurance Trust Agreement dated February 17, 2004, between Brasil Telecom S.A. and The Bank of New York, as insurance trustee.(3)
4.8	Loan Agreement dated March 24, 2004 among Brasil Telecom S.A. and Sumitomo Mitsui Banking Corporation, and the lenders named therein.(3)

Exhibit
Number	Exhibit
4.9	Indemnity Agreement dated March 24, 2004 among Brasil Telecom S.A., Japan Bank for International Corporation and Sumitomo Mitsui Banking Corporation.(3)
4.10	Merger Agreement among TIM International N.V. and Brasil Telecom S.A., dated as of April 28, 2005 canceled on May 2, 2006 (reference on page. 17).
8.1	List of subsidiaries of the Registrant, their jurisdiction of incorporation and names under which they do business.
12.1	Certification of Ricardo Knoepfelmacher, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Paulo Narcélio Simões Amaral, Financial Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.	Certification pursuant to of the Sarbanes-Oxley Act of 2002.
________________________________________
(1)	Filed as an Exhibit to the Company's Annual Report on Form 20-F, filed on July 15, 2002.
(2)	Filed as an Exhibit to Amendment 1 to the Company's Registration Statement on Form 20-F filed on October 31, 2001.
(3)	Filed as an Exhibit to the Company’s Annual Report on Form 20-F filed on June 23, 2004.
(4)	Filed with the Company's report on Form 6-K, filed on October 9, 2002.
(5)	Pursuant to Rule 12b-31 under the Exchange Act, Company is not filing a copy of each concession agreement for each region because such are substantially identical except as enumerated in a schedule.

INDEX OF DEFINED TERMS

Adjusted Net Income	134
ADRs	118
ADSs	12
American Depositary Shares	118
Anatel	12
Anatel Decree	70
ATM	164
BOVESPA	32
Brazilian Securities Law	140
BrTSi	31
BrTurbo	35
Center	62
Code	150
COFINS	25
Commercial Market	10
Common Shares	10
Contingency Reserve	133
CPMF tax	149
CTMR	28
CVM	4
Dedicated IP	45
DialNet	45
DLD basket	55
E&P	150
Embratel	19
FCRT	108
FENATTEL	115
FITTEL	115
Floating Market	10
FUNTTEL	61
FUST	61
GDP	52
General Telecommunications Law	28
IBGE	23
ICMS	61
INPI	69
IOF	148
IPCA index	24
IRS	152
Light IP	165
local basket	55
Mandatory Dividend	133
Brasil Telecom Comunicação Multimidia	32
MTH	32
non-Brazilian holder	146
non-U.S. holder	150
PBS-A	107
PCS	10
PFIC	152
PIS	25
Preferred Dividend	133
Real Plan	10
Registered Capital	149

Registrant	4
Registration Statement	141
Resolution 2,689	138
SLDD	166
Statutory Reserve	133
STJ	15
TBS	31
TCSPrev	107
Teleacre	28
Telebrás	5
Telebrasília	28
Telecommunications Regulations	28
Telegoiás	28
Telemar	19
Telemat	28
Telems	28
Telepar	28
Teleron	28
Telesc	28
TJLP	82
TU-RIU	58
TU-RL	58
US GAAP	4
Unrealized Revenue	134
Unrealized Revenue Reserve	134
Vant	31
VC-1	42
VC-2	43
VC-3	43
Vetor	45
VU-M	20

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

     Band B Service Provider: A cellular service provider that has been granted a concession to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as “Band B.”

     Band D Service Provider: A cellular service provider that has been granted a concession to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as “Band D.”

     Band E Service Provider: A cellular service provider that has been granted a concession to provide cellular telecommunications services in a particular area within a radio spectrum frequency range referred to by Anatel as “Band E.”

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

     Network usage charge: Amount per minute charged by network operators for the use of their network by other network operators. Also known as an “interconnection charge” or “access charge.”

     Optical fiber: A transmission medium which permits extremely high capacities of data transmission. It consists of a thin strand of glass that provides a pathway along which waves of light can travel for telecommunications purposes.

     PCS: Personal Communications System

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

     Switch: Used to set up and route telephone calls either to the number called or to the next switch along the path. They may also record information for billing and control purposes. Also known as an “exchange.”

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

BRASIL TELECOM S.A.

By:	/s/	Ricardo Knoepfelmacher
	Name:	Ricardo Knoepfelmacher
	Title:	Chief Executive Officer

By:	/s/	Paulo Narcélio Simões Amaral
	Name:	Paulo Narcélio Simões Amaral
	Title:	Financial Executive Officer

Dated: May 9, 2007

INDEX TO EXHIBITS

Exhibit		Sequential
Number	Exhibit	Numbering

1.1	Amended and Restated Charter of the Registrant(1)	¯

1.2	Amended and Restated Charter of the Registrant (English translation)(1)	¯

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

3.1	Amendment to the Amended and Restated Shareholders' Agreement(3)	¯

3.2	2nd Amendment to the Shareholders’ Agreement consolidated on August 27, 2002, entered into on April 28, 2005	¯

4.1	Standard Concession Agreement for Local, Switched, Fixed-Line Telephone Service(2)	¯

4.2	Standard Concession Agreement for Local, Switched, Fixed-Line Telephone Service and Schedule of Omitted Concession Agreement (English translation)(2)(4)	¯

4.3	Standard Concession Agreement for Domestic Long-Distance, Switched, Fixed- Line Telephone Service(2)	¯

4.4	Standard Concession Agreement for Domestic Long-Distance, Switched, Fixed- Line Telephone Service and Schedule of Omitted Concession Agreements (English translation)(2)(4)	¯

4.5	Registration Rights Agreement dated February 17, 2004 between Brasil Telecom S.A. and Citigroup Global Markets Inc. as initial purchaser	¯

4.6	Company Support Agreement dated February 17, 2004 between Brasil Telecom S.A. and the Overseas Private Investment Corporation	¯

4.7	Insurance Trust Agreement dated February 17, 2004, between Brasil Telecom S.A. and The Bank of New York, as insurance trustee	¯

4.8	Loan Agreement dated March 24, 2004 among Brasil Telecom S.A. and Sumitomo Mitsui Banking Corporation and the lenders named therein	¯

4.9	Indemnity Agreement dated March 24, 2004 among Brasil Telecom S.A., Japan Bank for International Corporation and Sumitomo Mitsui Banking Corporation.	¯

8.1	List of subsidiaries of the Registrant, their jurisdiction of incorporation and names under which they do business	¯

12.1	Certification of Ricardo Knoepfelmacher, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	¯

12.2	Certification of Paulo Narcélio Simões Amaral, Financial Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	¯

13.	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	¯

(1)	Filed as an Exhibit to the Company's Annual Report on Form 20-F, filed on July 15, 2002.
(2)	Filed as an Exhibit to Amendment 1 to the Company's Registration Statement on Form 20-F, filed on October 31, 2001.
(3)	Filed with the Company's Report on Form 6-K, filed on October 9, 2002.
(4)	Pursuant to Rule 12b-31 under the Exchange Act the Registrant is not filing a copy of each concession Agreement for each region because such agreements are substantially identical in all material respects except as enumerated in the schedule attached to each standard concession Agreement.

BRASIL TELECOM S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2006 AND 2005 AND FOR EACH OF THE YEARS
IN THE THREE-YEAR PERIOD ENDED DECEMBER 31, 2006

BRASIL TELECOM S.A.

CONSOLIDATED FINANCIAL STATEMENTS

As of December 31, 2006 and 2005 and for each of the years
in the three-year period ended December 31, 2006

Management’s Report on Internal Control over Financial Reporting

The management of Brasil Telecom S.A. and subsidiaries (‘the Company”) is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

The Company’s internal control over financial reporting is a process designed by, or under the supervision of, the Company’s Audit Committee, principal executive and principal financial officers, and effected by the Company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements on a timely basis. Therefore even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations – COSO – of the Treadway Commission. Based on that assessment, management has concluded that as of December 31, 2006 the Company’s internal control over financial reporting is effective.

Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 has been audited by Deloitte Touche Tohmatsu Auditores Independentes, the Company’s independent registered public accounting firm, which opinion is stated in their report, dated May 9, 2007, included herein.

/s/ Ricardo Knoepfelmacher	/s/ Paulo Narcélio Simões do Amaral

Ricardo Knoepfelmacher	Paulo Narcélio Simões do Amaral
Chief Executive Officer	Chief Financial Officer
May 9, 2007	May 9, 2007

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
Brasil Telecom S.A.
Brasília, DF

We have audited the accompanying consolidated balance sheets of Brasil Telecom S.A. (the“Company”) as of December 31, 2005, and the related consolidated statements of operations, changes in shareholders’ equity, changes in financial position, and cash flows for each of the years in the two-year period then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brasil Telecom S.A. as of December 31, 2005, and the results of its operations, changes in shareholders’ equity, changes in financial position, and cash flows for each of the years in the two-year period then ended, in conformity with Brazilian generally accepted accounting principles, including recognition of the effects of changes in the purchasing power of the Brazilian currency through December 31, 2000, as discussed in Note 2.a and 2.b.

Accounting principles generally accepted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 35 to the consolidated financial statements.

/s/ KPMG Auditores Independentes

June 26, 2006
Brasília, DF

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Brasil Telecom S.A.

(1) We have audited the accompanying consolidated balance sheet of Brasil Telecom S.A. and subsidiaries (“the Company”) as of December 31, 2006 and the related consolidated statements of operations, changes in shareholders’ equity and changes in financial position for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

(2) We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

(3) In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2006 and the consolidated results of its operations, the changes in shareholders’ equity and the changes in its financial position for the year then ended, in conformity with accounting principles generally accepted in Brazil.

(4) Accounting principles generally accepted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 35 to the consolidated financial statements.

(5) Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The consolidated statements of cash flow for the year ended December 31, 2006 is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements prepared in accordance with accounting principles generally accepted in Brazil. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

(6) We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated May 9, 2007 expressed an unqualified opinion on management’s assessment of the effectiveness of the Company’s internal control over financial reporting and an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu
Auditores Independentes
May 9, 2007
São Paulo, Brazil.

Report of Independent Registered Public Accounting Firm, on Internal Control over Financial Reporting

To the Board of Directors and Shareholders of
Brasil Telecom S.A.

(1) We have audited management’s assessment, included in the accompanying Management's Report on Internal Control over Financial Reporting, that Brasil Telecom S.A. and subsidiaries (the “Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

(2) We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

(3) A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

(4) Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(5) In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

(6) We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2006 of the Company and our report dated May 9, 2007 expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu
Auditores Independentes

May 9, 2007
São Paulo, Brazil.

     BRASIL TELECOM S.A.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2005 and 2006
(In thousands of Brazilian reais)

		2005	2006

Current assets:
Cash	Note 11	63,074	127,160
Cash equivalents	Note 11	1,667,009	2,414,448
Short term investments	Note 11	-	89,424
Trade accounts receivable, net	Note 12	2,152,813	2,127,654
Inventories, net	Note 13	83,035	64,164
Deferred and recoverable taxes	Note 14	1,122,548	901,173
Other assets	Note 15	183,208	290,786

Total current assets		5,271,687	6,014,809

Non-current assets:
Long-term assets
Deferred and recoverable taxes	Note 14	1,225,631	1,369,507
Other assets	Note 15	212,668	473,016

Total long-term assets		1,438,299	1,842,523

Permanent assets:
Investments	Note 16	390,463	303,367
Property, plant and equipment, net	Note 17	7,592,574	6,535,225
Intangibles	Note 18	1,219,986	1,163,392
Deferred charges	Nota 19	194,444	138,468

Total permanent assets		9,397,467	8,140,452

Total non-current assets		10,835,766	9,982,975

Total assets		16,107,453	15,997,784

Current liabilities:
Payroll and related accruals	Note 20	78,214	78,561
Accounts payable and accrued expenses	Note 21	1,941,231	1,578,823
Taxes other than income taxes	Note 22	776,527	851,234
Dividends and employees’ profit sharing	Note 23	441,024	489,209
Income taxes	Note 9	199,127	37,050
Loans and financing	Note 24	905,071	993,188
Loans and financing - controlling shareholder	Note 24	526,868	-
Swap contracts	Note 25	57,445	116,376
Licenses to exploit services	Note 26	55,516	135,848
Provisions for contingencies	Note 27	219,639	175,590
Provision for pensions and other benefits	Note 28	45,495	43,238
Other liabilities		117,138	117,286

Total current liabilities		5,363,295	4,616,403

Non-Current liabilities:
Income taxes	Note 9	9,413	50,186
Taxes other than income taxes	Note 22	294,070	55,800
Loans and financing	Note 24	3,075,677	3,961,397
Loans and financing - controlling shareholder	Note 24	51,510	-
Swap contracts	Note 25	291,654	304,229
Licenses to exploit services	Note 26	252,274	219,533
Provisions for contingencies	Note 27	430,090	552,939
Provision for pensions and other benefits	Note 28	682,594	605,975
Other liabilities		143,617	90,631

Total non-current liabilities		5,230,899	5,840,690

Minority interest		16,652	12,390

Shareholders’ equity:
Share capital		5,017,945	5,052,915
Capital reserves		2,275,675	2,240,712
Income reserves		394,357	394,357
Retained earnings (accumulated losses)		(2,036,648)	(2,004,991)
Treasury shares		(154,722)	(154,692)

Total shareholders’ equity	Note 29	5,496,607	5,528,301

Total liabilities and shareholders’ equity		16,107,453	15,997,784

The accompanying notes are an integral part of the financial statements.

BRASIL TELECOM S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

     Years ended December 31, 2004, 2005 and 2006
(In thousands of Brazilian reais, except income/(loss) per shares)

		2004	2005	2006

Net operating revenue	Note 4	9,064,855	10,138,684	10,296,659
Cost of services and goods sold	Note 5	(6,158,836)	(6,525,898)	(6,466,463)

Gross profit		2,906,019	3,612,786	3,830,196
Operating expenses:
Selling expenses		(1,105,628)	(1,656,242)	(1,470,642)
General and administrative expenses		(1,017,502)	(1,264,741)	(1,314,119)
Other net operating expenses	Note 6	(61,198)	(626,306)	(262,134)

Operating income before net financial expenses		721,691	65,497	783,301
Net financial expenses	Note 7	(579,514)	(596,239)	(289,662)

Operating income/(loss)		142,177	(530,742)	493,639
Net non-operating income (expenses)	Note 8	(112,073)	(149,024)	30,865

Income/(loss) before taxes and minority interests		30,104	(679,766)	524,504
Income and social contribution taxes benefit (expenses)	Note 9	75,012	389,066	(95,035)

Income/(loss) before minority interest		105,116	(290,700)	429,469
Minority interest		(6,276)	(12,971)	2,922

Net income/(loss)		98,840	(303,671)	432,391

Shares outstanding at the balance sheet date (thousands)		541,608,463	541,618,899	547,272,191

Income/(loss) per thousand shares outstanding at the
balance sheet date – R$		0.18	(0.56)	0.79

The accompanying notes are an integral part of the financial statements.

BRASIL TELECOM S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years ended December 31, 2004, 2005 and 2006
(In thousands of Brazilian reais)

			Income
			Reserve

	Share	Capital	Legal	Treasury	Accumulated
	Capital	Reserves	Reserve	Shares	Losses	Total

Balances at January 31, 2004	4,955,254	2,337,916	379,929	(75,648)	(756,489)	6,840,962

Fiscal benefits on amortization of goodwill	28,148	(28,148)	-	-	-	-
Donations and subsidies for investments	-	450	-	-	-	450
Forfeiture of dividends	-	-	-	-	11,569	11,569
Net income	-	-	-	-	98,840	98,840
Issuance of treasury stock	-	-	-	20,748	(20,748)	-
Acquisition of treasury stock	-	-	-	(37,550)	-	(37,550)
Consolidation adjustments - others	-	-	-	-	11,594	11,594
Legal reserve	-	-	14,428	-	(14,428)	-
Dividends	-	-	-	-	(444,500)	(444,500)

Balances at December 31, 2004	4,983,402	2,310,218	394,357	(92,450)	(1,114,162)	6,481,365

Fiscal benefits on amortization of goodwill	34,543	(34,543)	-	-	-	-
Forfeiture of dividends	-	-	-	-	7,685	7,685
Net loss	-	-	-	-	(303,671)	(303,671)
Acquisition of treasury stock	-	-	-	(62,272)	-	(62,272)
Dividends	-	-	-	-	(626,500)	(626,500)

Balances at December 31, 2005	5,017,945	2,275,675	394,357	(154,722)	(2,036,648)	5,496,607

Fiscal benefits on amortization of goodwill	34,970	(34,970)	-	-	-	-
Donations and subsidies for investments	-	7	-	-	-	7
Forfeiture of dividends	-	-	-	-	10,068	10,068
Net income	-	-	-	-	432,391	432,391
Acquisition of treasury stock	-	-	-	30	(30)	-
Dividends and interest on shareholders’ equity	-	-	-	-	(410,772)	(410,772)

Balances at December 31, 2006	5,052,915	2,240,712	394,357	(154,692)	(2,004,991)	5,528,301

The accompanying notes are an integral part of the financial statements.

BRASIL TELECOM S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Years ended December 31, 2004, 2005 and 2006 (In thousands of Brazilian reais)

	2004	2005	2006

FUNDS GENERATED BY THE OPERATING ACTIVITY
Net Income (Loss) for the Year	98,840	(303,671)	432,391
Items not affecting Working Capital
Minority Interest	6,276	12,971	(2,922)
Depreciation and Amortization	2,934,461	2,794,545	2,729,643
Deferred Taxes	36,320	(191,436)	(120,833)
Provision for Contingencies	97,400	408,675	377,258
Provision for Pension Plans	(1,895)	253,767	20,014
Monetary Variation and Long-Term Interest	54,863	57,719	(174,731)
Loss (gain) on disposal of Permanent Assets	6,384	27,958	(37,034)
Loss (gain) on Investments	23,772	44,509	(39)
Write-off of Tax Incentives	-	-	14,473
Other Revenues	385	(12,763)	-

Total Funds Generated by the Operating Activities	3,256,806	3,092,274	3,238,220

SOURCES OF THIRD-PARTY FUNDS
Loans and Financing	2,427,008	522,722	1,915,937
Licenses to Exploit Services	28,624	-	-
Advances from Clients	22,900	13,277	-
Transfer from Long-Term Assets to Current Assets	195,358	103,153	154,218
Transfer from Permanent Assets to Current Assets	-	15,558	1,210
Sales of Goods of Permanent Assets	7,367	3,544	15,257
Dividends Lapsed	12,019	7,685	10,068
Other Sources	20,969	18,121	7

Total Funds Generated by Third Parties	2,714,245	684,060	2,096,697

TOTAL SOURCES	5,971,051	3,776,334	5,334,917

FUNDS USED ON
Increase in Long-Term Assets	327,189	485,972	300,359

Escrow Deposits	76,863	133,346	180,598
Taxes Recoverable	207,195	339,523	113,237
Prepaid Expenses	24,401	12,013	6,127
Financial Investments - Income Securities	1,180	1,090	397
Other Investments	17,550	-	-
Increase in Permanent Assets	2,818,820	1,977,796	1,452,022

Investments	478,015	42,839	1,003
Property, Plant and Equipment	1,841,247	1,591,707	1,149,667
Intangible	499,558	340,951	300,117
Deferred charges	-	2,299	1,235
Proposed Dividends/Interest in capital	444,500	626,500	410,772
Acquisition of Treasury Shares	37,550	62,272	-
Transfer from Long-Term Liabilities to Current Liabilities	1,374,418	1,708,706	1,681,750

TOTAL USES	5,002,477	4,861,246	3,844,903

Increase (decrease) in Net Working Capital	968,574	(1,084,912)	1,490,014

VARIATION OF THE WORKING CAPITAL
Final working capital
Current Assets	5,802,014	5,271,687	6,014,809
Current Liabilities	4,808,710	5,363,295	4,616,403

	993,304	91,608	1,398,406
Less-Initial working capital
Working Capital at January 1	24,730	993,304	(91,608)

INCREASE (DECREASE) IN NET WORKING CAPITAL	968,574	(1,084,912)	1,490,014

The accompanying notes are an integral part of the financial statements.

BRASIL TELECOM S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2004, 2005 and 2006
(In thousands of Brazilian reais)

	2004	2005	2006

OPERATING ACTIVITIES
Net Income (Loss) for the Year	98,840	(303,671)	432,391
Adjustment for non-cash items:
Minority Interest	6,276	12,971	(2,922)
Depreciation and Amortization	2,934,461	2,794,545	2,729,643
Allowance for Doubtful Accounts	410,344	449,254	384,320
Provision for Contingencies	252,200	481,456	487,157
Provision for Pension Plans	31,132	266,195	28,709
Deferred Taxes	270,013	593,294	(92,809)
Loss (gain) on disposal of Permanent Assets	6,384	27,958	(37,034)
Loss (gain)on investments	6,022	-	(39)
Trade Accounts Receivable	(662,210)	(490,488)	(359,161)
Inventories	(146,938)	90,998	18,871
Payroll and Related Charges	8,651	142	347
Accounts Payable and Accrued Expenses	898,940	75,385	(324,239)
Taxes	(249,649)	(1,433,488)	(126,216)
Financial Charges	46,764	97,579	(10,056)
Licenses to Exploit Services	-	2,186	47,591
Provisions for Contingencies	(252,906)	(215,942)	(483,497)
Provisions for Pension Plans	(98,476)	(98,280)	(107,585)
Other assets and liabilities	(88,118)	110,715	(59,774)
CASH FLOW FROM OPERATING ACTIVITIES	3,471,730	2,460,809	2,525,697
INVESTING ACTIVITIES
Temporary Investments	3,389	499	(89,215)
Proceeds from Sale of Permanent Assets	7,367	3,544	15,257
Escrow Deposits	(163,021)	(106,652)	(287,801)
Investments in Permanent Assets	(2,742,481)	(1,956,631)	(1,504,832)
CASH FLOW FROM INVESTING ACTIVITIES	(2,894,746)	(2,059,240)	(1,866,591)
FINANCING ACTIVITIES
Dividends/interest on capital paid in the Year	(208,089)	(571,611)	(324,481)
Obtained Loans	2,427,008	522,722	1,915,937
Repayment of Loans	(1,826,308)	(958,135)	(1,439,037)
Acquisition of Treasure Shares	(37,550)	(62,272)	-
CASH FLOW FROM FINANCING ACTIVITIES	355,061	(1,069,296)	152,419

INCREADE (DECREASE) IN CASH AND CASH	932,045	(667,727)	811,525
EQUIVALENTS

CASH AND CASH EQUIVALENTS
AT THE BEGINNING OF THE YEAR	1,465,765	2,397,810	1,730,083
AT THE END OF THE YEAR	2,397,810	1,730,083	2,541,608

The accompanying notes are an integral part of to the financial statements.

BRASIL TELECOM S.A.

 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 (In thousands of Brazilian reais )

1.  Operations

Brasil Telecom S.A. (“the Company”) is a concessionaire responsible for the Switched Fixed Telephone Service (“STFC”) in Region II of the General Concession Plan (“PGO”), covering the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul, besides the Federal District. Since July 1998, in this area the Company has been rendering STFC in the modalities of local and intra-regional long distances call.

At January 19, 2004 the Telecommunications Agency (“ANATEL”), authorized the Company to provide: (i) Local and Domestic Long Distance calls in Regions I and III and Sectors 20, 22 and 25 of Region II of the General Concession Plan (“PGO”); and (ii) International Long Distance calls in Regions I, II and III of PGO. As a result of these authorizations, the Company began exploit the Domestic and International Long Distance Services in all Regions as from January 22, 2004. Local Service in the new regions and PGO sectors started being offered as from January 19, 2005.

The Company's business, as well as the rendered services and the charged fee are regulated by ANATEL.

New concession agreements under the modalities of local and long distance services took effect as from January 1, 2006, effective until December 31, 2025. Additional information about these agreements is mentioned in Note 33.h.

Information related to the goals quality and universal service targets of the STFC are available to interested parties on ANATEL's website (www.anatel.gov.br).

The Company is a subsidiary of Brasil Telecom Participações S.A. (“BTP”), incorporated on May 22, 1998 as a result of the privatization of the Telebrás group.

The Company is registered with the Brazilian Securities and Exchange Commission (“CVM”) and has securities registered with the U.S. Securities and Exchange Commission (“SEC”)in the United States of America . Its shares are traded on the São Paulo Stock Exchange (“BOVESPA”), where it also comprise the Corporate Governance Level 1, and trades its American Depositary Receipts (ADRs) on the New York Stock Exchange (“NYSE”).

Subsidiaries

On August 1, 2006, the Company's Board of Directors approved the corporate reorganization its the subsidiaries. Such reorganization, which aims at optimization of the control structure with reduction of companies, concentration of related activities, simplification of the inter-companies' equity interest, commenced during the second semester of 2006 and the alterations are detailed below for each company affected. The corporate reorganization was based on book values and did not cause relevant impacts on the cost structure. All material intercompany balances and transactions with indirect subsidiaries have been eliminated and not affected its consolidated financial statements.

a) 14 Brasil Telecom Celular S.A. (“BrT Celular”): A wholly-owned subsidiary, which has been operating since the fourth quarter of 2004 providing Personal Mobile Service (“SMP”), with authorization to operate in the Region II of PGO.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

b) BrT Serviços de Internet S.A. (“BrTI”): A wholly-owned subsidiary which has as main purpose providing access to the Internet through broadband. BrTI offers its residential and corporate users a series of added-value services, including wireless access connection.

BrTI is also the parent of the following companies:

(i) BrT Cabos Submarinos Companies

These companies operate through a system of submarine fiber optics cables, with connection points in the United States, Bermuda Islands, Venezuela and Brazil, allowing data traffic through packages of integrated services, offered to local and international corporate customers. It is comprised by the following companies:

  Brasil Telecom Cabos Submarinos Ltda. (“BrT CS”): Until August 1, 2006, BrTI was the sole shareholder of Brasil Telecom Cabos Submarinos (Holding) Ltda. (“BrT CSH”), and in turn controlled BrT CS. On August 1, 2006 BrT CSH was merged into BrT CS.
  Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (“BrT SCS Bermuda”): Until September 1, 2006, BrTI held a minority interest in BrT SCS
  Bermuda and the Company held a majority interest. On September 1, 2006, the Company contributed its investment in BrT SCS Bermuda to BrTI at book value as a capital increase in BrTI. In December 2006, BrTI contributed its investment in BrT SCS Bermuda as a capital increase in BrT CS. These transactions did not affect its consolidated financial statements.
  BrT SCS Bermuda holds all of the shares of Brasil Telecom of America Inc. (“BrT of America”) and of Brasil Telecom de Venezuela, S.A. (“BrT Venezuela”).

(ii) iBest Group

iBest Companies provide dialup connection to the Internet, sale of advertising space in its portal and value-added services, including the Internet access accelerator. They are represented by the companies: iBest Holding Corporation, incorporated in Cayman Islands, and Freelance S.A., established in Brazil.

(iii) iG Group

iG Companies provide dialup and broadband access to the Internet. They also render value-added services targeted to residential and corporate markets. In addition to such services, iG also relies on the sale of advertising space in its portal.

On November 24, 2004, BrT SCS Bermuda acquired 63.0% of the total capital resulting in the control of Internet Group (Cayman) Limited (“iG Cayman”), incorporated in the Cayman Islands. On July 26, 2005, BrT SCS Bermuda acquired additional 25.6% of iG Cayman’s total capital. On October 31, 2006, the 88.81% interest held by BrT SCS Bermuda in iG Cayman, was transferred at the book value to BrTI, by as a capital decrease. This transaction did not affect the Company’s consolidated financial statements

iG Cayman is a holding company which own, on its turn, control the companies Internet Group do Brasil Ltda. (“iG Brasil”) and Central de Serviços Internet Ltda. (“CSI”), both established in Brazil.

Agência O Jornal da Internet Ltda (“Jornal Internet”).

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

BrTI holds 30% interest in the capital stock of Jornal Internet, dedicated to commercialization of goods and services through the Internet, edition of daily newspapers or magazines, as well as the obtainment, generation and publication of news on selected facts. 70% of the capital stock of Jornal Internet is held by Caio Túlio Vieira Costa, executive vice-president of the Company’s subsidiaries related to internet businesses.

c) MTH Ventures do Brasil Ltda. (“MTH”): The Company holds 100% of the capital of MTH, a holding company which has 84.4% of the capital of Brasil Telecom Comunicação Multimídia Ltda. (“BrT Multimídia”), and the Company and BrTI holds the remaining interest.

BrT Multimídia is a service provider of private telecommunications network through optical fiber digital networks, of local scope in São Paulo, Rio de Janeiro and Belo Horizonte, and long distance network connecting these major metropolitan commercial centers. It performs nationwide through commercial agreements with other telecommunication companies to offer services to other regions in Brazil. It also has an Internet solution center in São Paulo, which offers co-location, hosting and other value-added services.

d) VANT Telecomunicações S.A. (“VANT”): A wholly owned subsidiary of the Company VANT offers multimedia communication and network services, operating in the main Brazilian state capitals.

e) Other service provider entities: At the end of 2004, the Company acquired Santa Bárbara dos Pinhais (“SB dos Pinhais”) and on August 1, 2006, SB dos Pinhais merged with Santa Bárbara dos Pampas S.A., Santa Bárbara do Cerrado S.A. and Santa Bárbara do Pantanal S.A., all of which were dormant companies at the balance sheet date.

Change in the Management

On July 27, 2005, the Extraordinary Shareholders’ Meeting dismissed from office the members of Brasil Telecom Participações S.A.’s Board of Directors connected with former manager Opportunity. At the Board of Directors Meeting held on August 25, 2005, a new Board of Executive Officers was elected, being the Technical Officer maintained in his position.

At the Extraordinary Shareholders’ Meeting held on September 30, 2005, the members of the Board of Directors’ of the Company were dismissed from office and new members were elected. On the same date, the Board of Directors meeting resolved to dismiss the Chairman and to elect new members for the Board of Executive Officers, and the Network Officer was reelected. Such resolutions were ratified by the Board of Directors of the Company at a meeting held on October 5, 2005.

The process to change the management of Brasil Telecom Participações S.A. and of the Company was litigious, according to various material facts published by the Companies during 2005 and various lawsuits brought by the former manager, attempting to regain the management of the Companies. These lawsuits are still in progress.

Agreements as of April 28, 2005 under the Previous Management

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

On April 28, 2005, still under previous management, Brasil Telecom Participações S.A. and Brasil Telecom S.A. entered into various agreements involving the Opportunity Group and Telecom Italia (“April 28 Agreements”).

Among such agreements, Brasil Telecom S.A. and its subsidiary 14 Brasil Telecom Celular S.A. executed with TIM International N.V. (“TIMI”) and TIM Brasil Serviços e Participações S.A. (“TIMB”) an instrument that the Company refers to as the “Merger Agreement” and a “Protocol” related thereto.

As mentioned in material facts that the Company published, the merger was forbidden by injunctions issued by both Brazilian and U.S. courts. It is also the subject of discussion under an arbitration involving its controlling shareholders.

The current management of the Company believes that the Merger Agreement, the respective Protocol, and the other April 28 agreements, were entered into with conflicts of interests, breaching Brazilian laws and its Bylaws, and also, in opposition to shareholders’ agreements and without the necessary corporate approvals. In addition, its current management deems that such agreements are contrary to the best interest of its Company, especially regarding its mobile telephony business.

The Company and its subsidiary BrT Celular started on March 15, 2006 an arbitration against TIMI and TIMB, aiming at annulling the Merger Agreement. The Company published a material fact on this matter on March 16, 2006.

TIMI and TIMB sent to the Company and BrT Celular a correspondence dated May 2, 2006, unilaterally terminating Merger Agreement, reserving supposed rights to indemnification for losses and damages, which is also being dealt with in the arbitration. According to its legal advisors, the risk of losses referring to the supposed right to indemnification is remote and its amount is not estimable. Also in May 2006, Telecom Italia International filed petitions with Anatel and CADE, requesting to vacate Merger Agreement due to lack of grounds.

The aforementioned arbitration is under progress.

2. Presentation of the consolidated financial statements

a. Indexation of the consolidated financial statements

     Partially as a result of past high levels of inflation in Brazil, two methods of inflation accounting evolved: the “Brazilian GAAP” and the “Brazilian Corporate Law” methods. Financial statements prepared under Brazilian Corporate Law are required for virtually all Brazilian entities, and are the basis for determination of taxable income and dividends payable, while the financial statements prepared under Brazilian GAAP used to be required for information purposes by the Brazilian Securities and Exchange Commission (CVM) until 1996, after which their disclosure became optional.

     The most important difference between these methods, which has an effect on the financial statements of subsequent periods, is the date of cessation of the recognition of inflationary adjustments in the carrying values of permanent assets. This date was December 31, 2000 under Brazilian GAAP and December 31, 1995 under Brazilian Corporate Law.

     The Company consolidated financial statements were prepared on a fully indexed basis to recognize the effects of changes in the purchasing power of the Brazilian currency until December 31, 2000, under the methodology known as Generally Accepted Accounting Principles in Brazil (Brazilian GAAP).

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

b. Previously published financial information

     The presentation of the consolidated financial statements under Brazilian GAAP is consistent with the presentation of the published financial statements under Brazilian Corporate Law, from which the accompanying financial information was extracted, except for certain adjustments mainly related to effects of indexation applied on shareholders’ equity and net income, detailed in the tables below, and certain reclassifications within the balance sheets and the statements of operations.

     The tables below present a reconciliation of net income for the year ended December 31, 2004 and shareholders’ equity at that date in accordance with Brazilian Corporate Law to net income and shareholders’ equity reported herein, under Brazilian GAAP:

Year ended December 31,
Net income/(loss):	2004

Net income in accordance with Brazilian Corporate Law	276,964
Effect of the indexation of non-monetary assets through
December 31, 2000 (mainly an increased depreciation charge)	(296,804)
Effect of deferred taxation of the above adjustments	118,680

Net income as reported herein	98,840

As of December 31,
Shareholders’ equity:	2004

Shareholders’ equity in accordance with Brazilian Corporate Law	6,481,365
Effect of the indexation of non-monetary assets through
December 31, 2000	-
Effect on deferred taxation on the above adjustment	-

Shareholders’ equity as reported herein	6,481,365

     All assets subject to the indexation described above were fully depreciated at December 31, 2004. Thus, there is no remaining effect in net income/(loss) or shareholders’ equity originating from the indexation relating to changes in the purchasing power of the Brazilian currency until December 31, 2000 for periods after December 31, 2004.

c. Principles of consolidation

     These consolidated financial statements include the accounts of the Company and the accounts of the subsidiaries mentioned in Note 1 to these financial statements. All material intercompany balances and transactions have been eliminated.

     Certain prior year amounts were reclassified to conform to the current year’s presentation and all material reclassification are mentioned in this statement when it occurred.

d. Accounting principles generally accepted in the United States (“US GAAP”)

     The accompanying consolidated financial statements have been translated and adapted from those originally issued in Brazil, based on the Brazilian Corporate Law and reconciled to Brazilian GAAP, as mentioned above (note 2.b). Certain reclassifications and changes in terminology have been made and these notes have been expanded, in order to conform more closely to reporting practices prevailing pursuant US GAAP.

     Brazilian GAAP differs in certain significant respects from US GAAP. For more information about the differences between Brazilian GAAP and US GAAP and a reconciliation of the Company net income (loss) and shareholders’ equity from Brazilian GAAP to US GAAP, see Note 35.

e. Consolidated statements of cash flows

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     These consolidated financial statements include the consolidated statement of cash flows and the consolidated statement of changes in financial position which is a required statement in accordance with Brazilian Corporate Law. The statement of change in financial position has historically been filed with the Securities and Exchange Commission of the United States on Form 6K.

f. Segment reporting

     The Company operates in three segments: fixed telephone and data communication, mobile telephone and internet. See Note 36.c for the presentation of information on its reporting segments.

g. Reclassification of employee profit sharing costs

     Since 2005 the Company has classified employee profit sharing costs as operating expenses (as an allocation among the related cost of services and goods sold, selling and general and administrative expenses), in compliance with stated by Brazilian Corporate Law. For the sake a better presentation and comparability among the years, the year ended December 31, 2004 was reclassified, resulting in a decrease in operating income of R$53,783.

3. Summary of principal accounting practices

a. Cash and cash equivalents

     Cash and cash equivalents include cash held in financial institutions and other highly liquid short term investments and are recorded at original cost plus income earned to the balance sheet date, and do not exceed the market value.

b. Trade accounts receivable

     Receivables from users of telecommunications services are recorded at the amount of the fee or the service on the date the service is rendered. Accounts receivable from services include credits for services rendered and not billed until the balance sheet closing date. Receivables resulting from sales of cell phones and accessories are recorded by the amount of sales made, at the moment in which the goods are delivered and accepted by the customer.

c. Allowance for doubtful accounts

     An allowance for doubtful accounts is recorded for accounts receivable for which recoverability is considered doubtful. The criterion adopted for making the allowance for doubtful accounts takes into account the calculation of the actual percentage of losses incurred on each range of accounts receivable. The historic percentages are applied to the current ranges of accounts receivable, also including accounts coming due and the portion of services rendered yet to be billed, thus composing the amount of probable future loss, which is recorded as a provision.

d. Foreign currency transactions

     Transactions in foreign currency are recorded at the exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange rate variations are recognized in the statements of operations as they occur.

e. Inventories

     Inventories are stated at average acquisition cost, with such number not exceeding replacement cost. Inventories are segregated into inventories for plant expansion and those for maintenance and in relation to consolidated statements, goods inventories for resale, mainly

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

composed of cell phones, accessories and electronic cards - chips. The inventories to be used in expansion are classified in property, plant and equipment (construction in progress), and inventories to be used in maintenance are classified as current and long-term assets, in accordance with the period in which they will be used, and the resale inventories are classified as current assets. Obsolete inventories are recorded as allowance for losses. With respect to cell phones and accessories, the Company records adjustments, in the cases the acquisition costs are higher than the sales values.

f. Investments

     Goodwill is based on the expectation of future results and its amortization is based on the expected realization/timing over an estimated period of not more than ten years. Other investments are recorded at acquisition cost, less allowance for losses, when applicable. The investments resulting from income tax incentives are recognized on the date of applications’ confirmations by the government, and result in shares of companies with tax incentives or investment fund quotas. In the period between applications’ confirmation date and receipt of shares or quotas of funds, they remain recognized in long-term assets. These investments are periodically valued and the result of the comparison between its original cost and market value, when the latter is lower, results in the recognition of allowances for probable losses.

g. Property, plant and equipment

     Property, plant and equipment are stated at cost of acquisition and/or construction, less accumulated depreciation. Financial charges related to loans specifically used to finance assets and construction in progress are capitalized.

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

     The Company’s management reviews property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. These reviews have not indicated the need to recognize any impairment losses for all periods presented.

h. Intangibles

     These mainly refer to licenses and rights to use software and regulatory licenses. The amortization of rights to use software is calculated by the straight-line method over a five-year period and the regulatory licenses according to the terms determined by the regulatory agency. When benefits are not expected from a license or right connected to such asset, it is written off against the non-operating income.

i. Deferred charges

     Deferred charges are mainly related to installation and reorganization costs. The amortization is calculated by straight-line method over a period of five years. When is identified that any asset does not produce the expected benefits a write off is recognized against the non-operating income.

j. Income and social contribution taxes

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     Income and social contribution taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to (a) differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and (b) tax loss carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date in relation to all temporary differences, except for the future benefit arising out of the goodwill amortization, where the effect of a change in rates is recognized in capital reserves within shareholders’ equity (note 29.c).

k. Loans and financing

     Loans and financing include accrued interest and monetary or exchange variations to the balance sheet date.

l. Provisions for contingencies

     Provisions for contingencies are recognized for the estimated amounts of probable losses based on legal advice and management’s opinion of the outstanding matters at the balance sheet date, subject to monetary restatements (interest and/or inflation) when applicable. The basis and nature of the provisions are described in Note 27.

m. Revenue recognition

     Revenues are generally recognized on an accrual basis. Revenues from customer calls are based on time used, according to Brazilian law, and are recognized when services are provided (fixed and mobile telephony). Services provided and not billed at the end of each month are estimated and recorded on an accrual basis. Considering their high turnover and short average life, revenues from phone cards for public telephones are recorded as the cards are sold. Revenues from sales of mobile phones and accessories are recorded when the goods are delivered and accepted by the subscriber. Revenues from pre-paid mobile services are recognized based on the use of the respective credits. Revenues from activation and installation fees are recognized upon the activation of customer services. Revenue is not accounted for if there is an uncertainty as to its realization.

n. Interest income and expenses

     Interest income represents interest earned and gains and losses on temporary cash investments and interest earned on overdue accounts receivable from services. Interest expense represents interest incurred and charges on loans and financing and exchange gains and losses on foreign currency loans and financing. Interest on shareholders’ equity, when credited, is included in the financial expenses balance, and for financial statement presentation purposes, the amounts are reversed from profit and loss accounts and reclassified as a deduction of retained earnings, in the shareholders’ equity.

o. Pensions and other post-retirement benefits

     Private pension plans and other retirement benefits that the Company sponsor for its employees are managed by Fundação 14, SISTEL and Fundação BrTPrev. Contributions are determined on an actuarial basis, when applicable, and accounted for on an accrual basis. As of December 31, 2001, to comply with CVM Instruction 371/00, the Company recorded the actuarial deficit on the balance sheet date against shareholders’ equity, excluding the corresponding tax effects.

p. Employees’ profit sharing

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The Company has made a provision for granting employees the right to a share of its profits. The amount, determined to be paid in the year following the recorded provision, is in accordance with the agreement with the union, its Bylaws and the labor agreement.

q. Recognition of expenses

Expenses are recognized on an accrual basis, considering their relation with revenue realization. Expenses related to future periods are deferred.

r. Income/(loss) per share

     Income/(loss) per thousand shares have been calculated based on the number of outstanding shares at the balance sheet date, net of treasury shares.

s. Use of estimates

     The preparation of the Company’s consolidated financial statements requires management to make a number of estimates and assumptions relating to the reported amount of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the period. Significant items subject to such estimates and assumptions include the carrying amount and recoverability of property, plant and equipment, and intangibles (including estimates of the level of future revenues and expenses used by management in its impairment analysis; valuation allowances for receivables, inventories, deferred income tax assets and also provisions for contingencies). Actual results could differ from those estimates.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

4. Net operating revenue

	Year ended December 31,

	2004	2005	2006

Local services:
Monthly charges	3,199,525	3,516,562	3,517,369
Measured service charges	3,685,840	3,613,698	3,337,509
Public telephones	478,805	496,766	540,610
Other	126,435	96,810	74,091

Total	7,490,605	7,723,836	7,469,579

Long distance services:
Intraregional	2,393,997	2,626,464	2,464,387
Interregional and International	248,909	364,098	305,702

Total	2,642,906	2,990,562	2,770,089

Mobile telephone services:
Telephony	18,219	432,977	1,037,072
Sales of goods	69,685	299,362	286,198

	87,904	732,339	1,323,270

Data transmission	1,068,779	1,530,985	2,000,525
Network services	970,422	941,464	770,579
Other	502,826	768,053	777,276

Gross operating revenues	12,763,442	14,687,239	15,111,318

Value added and other taxes on revenues	(3,579,541)	(4,219,054)	(4,285,952)

Discounts	(119,046)	(329,501)	(528,707)

Net operating revenue	9,064,855	10,138,684	10,296,659

     There are no customers who individually account for more than 5% of gross operating revenues.

     In 2006, the Company reclassified revenues related to monthly subscription and services charges from other revenues to local services. The years ended December 31, 2004 and 2005 were reclassified to be consistent with the 2006 presentation, resulting in a increase in local services revenues of R$120,040 and R$121,314, respectively.

5. Cost of services and goods sold

     The costs incurred in the generation of services rendered and goods sold are as follows:

	Year ended December 31,

	2004	2005	2006

Depreciation and amortization	(2,498,734)	(2,278,511)	(2,306,553)
Personnel	(136,363)	(160,721)	(193,021)
Mobile handsets and accessories	(113,642)	(357,680)	(294,727)
Materials	(66,613)	(73,871)	(72,394)
Services	(2,959,656)	(3,102,827)	(3,025,924)
Other	(383,828)	(552,288)	(573,844)

	(6,158,836)	(6,525,898)	(6,466,463)

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

6. Other net operating income (expenses)

     Following are other income and expenses attributed to operating activities:

	Year ended December 31,

	2004	2005	2006

Taxes other than income taxes	(126,809)	(120,017)	(105,906)
Provision for actuarial liabilities of pension fund (a)	(31,132)	(266,195)	(28,709)
Technical and administrative services	60,192	53,589	58,306
Provision for contingencies, net of reversal (Note 26)	(252,200)	(481,456)	(487,157)
Fines and expenses recovered (b)	182,161	149,694	264,740
Settlement of dispute with Telecommunication Companies	124,501	63,937	53,838
Infrastructure rentals	48,384	67,937	78,796
Amortization of goodwill on acquisition of investment	(61,039)	(94,458)	(73,814)
Other	(5,256)	663	(22,228)

	(61,198)	(626,306)	(262,134)

(a) The increase of pension fund cost in 2005 is due to:

(i)	The adoption of a new overall mortality table (UP94 + 2) during 2005, resulting in the recognition of an additional provision of R$170,505; and

(ii)
The review of the pension benefits database, relating to the composition of the family group and recovery of the purchasing power of the granted benefits, resulting in an additional provision of R$83,262, recognized in September 2005;

(b) Fines and expenses recovered primarily represent penalties collected on past due accounts receivable and recovery of sales taxes of prior periods. The amount of penalties collected on past due accounts receivable amounted to R$67,286, R$80,457 and R$67,574 in 2004, 2005 and 2006, respectively.

7. Net financial expenses

	Year ended December 31,

	2004	2005	2006

Financial income:
Interest income	493,298	664,699	582,875
Financial expenses:
Losses on foreign currency financing and monetary variations	(212,066)	(438,184)	(151,376)
Interest expense	(860,746)	(822,754)	(721,161)

	(579,514)	(596,239)	(289,662)

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

8. Net non-operating income (expenses)

	Year ended December 31,

	2004	2005	2006

Gain (losses) on disposal of permanent assets	18,205	(19,081)	42,225
Gain (losses) on investments (a)	(51,594)	-	39
Amortization of goodwill on merger of CRT	(66,590)	(125,986)	(7,811)
Provision for Tax Incentive Losses	-	-	(14,473)
Other	(12,094)	(3,957)	10,885

	(112,073)	(149,024)	30,865

(a)
The Company holds a 100% interest in the capital of VANT Telecomunicações S.A., whose negotiation for acquisition of the total shares was proposed at the end of the 2001 fiscal year, when a 19.9% interest in the capital of this company was acquired. On the same occasion the amount equivalent to the remaining capital was deposited in a collateral account as a guarantee for the option to the purchase agreement. The acquisition of the remaining interest was finalized in May 2004 and its investment amounted to R$51,594. At the time of the purchase, VANT presented a negative equity amounting to R$14,208. Consequently, the Company recorded a provision in the amount of the negative equity of the subsidiary and R$51,594 referring to the amount invested in 2004.

9. Income and social contribution taxes benefits (expenses)

     Brazilian income taxes comprise federal income and social contribution taxes. In 2004, 2005 and 2006, the rate for income tax was 25% and the rate for social contribution tax was 9% producing a combined statutory rate of 34%.

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

     Income and social contribution taxes are booked on an accrual basis, with the temporary differences being deferred. The provisions for income and social contribution taxes recognized in the statements of operations, all of which are Brazilian taxes, are as follows:

	Year ended December 31,

	2004	2005	2006

Social contribution tax	(13,312)	(51,977)	(51,226)
Income tax	(59,209)	(161,743)	(110,328)
Deferred taxes	147,533	602,786	66,519

Total	75,012	389,066	(95,035)

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

    The following is a reconciliation of the amounts calculated by applying the combined statutory tax rates to the reported income before taxes and the reported income tax expense:

	Year ended December 31,

	2004	2005	2006

Pre-tax Brazilian income/(loss)	59,503	(626,674)	581,584
Pre-tax foreign loss	(29,399)	(53,092)	(57,080)

Income/(loss) before taxes as reported in the accompanying
consolidated financial statements	30,104	(679,766)	524,504
Combined statutory rate	34%	34%	34%
Tax benefit/(expense) at the combined statutory rate	(10,235)	231,120	(178,331)
Permanent additions:
Goodwill amortization on CRT merger and others	(31,442)	(55,287)	(13,569)
Exchange variation on equity investments	(9,765)	(15,133)	(7,041)
Losses on investments	(17,542)	-	-
Non-deductible expenses (fines and souvenirs)	(4,010)	(3,985)	(6,021)
Non-deductible provisions (contingences, Finor losses)	(2,552)	(4,111)	(13,020)
Other losses	(4,742)	(5,270)	(5,935)
Donations and sponsorships	(4,408)	(1,945)	(2,396)
Other non-deductible expenses	(1,729)	(1,073)	(2,634)
Permanent exclusions:
Non-taxable income	9,750	10,957	33,479
Other items:
Interest on shareholders’ equity	151,130	213,010	118,626
Unrecognized tax loss………………………………………………	(833)	(18,358)	(7,313)
Difference in foreign tax rates………………………………………	(9,163)	(6,297)	(13,920)
Recognition of deferred Income Tax on Accumulated Tax Losses	13,736	50,330	-
Other, net	(3,183)	(4,892)	3,040

Income and social contribution tax benefit as reported in the
accompanying consolidated financial statements	75,012	389,066	(95,035)

     In 2004, 2005 and 2006, the dividends that the Company proposed for payment at the end of the year were characterized as interest on shareholders’ equity. As a result, under Brazilian tax law, such dividends were treated as a deduction for income tax purposes. In 2005, the Company’s indirect subsidiary iG Brasil accomplished the necessary requirements set forth by CVM Instruction 371/02 and recorded in December deferred tax assets related to Corporate Income Tax (IRPJ) and Social Contribution on Net Income (CSLL) at the amount of R$50,330.

     The composition of deferred tax assets and liabilities, based on temporary differences, is as follows:

	December 31,

	2005	2006

Deferred tax assets:
Provision for contingencies	333,798	333,065
Provision for actuarial deficiency- FBrTPrev	247,550	220,732
Allowance for doubtful accounts	122,694	121,373
Tax loss carry forwards[1]	406,531	589,512
ICMS – 69/88 Agreement	68,601	59,946
Provisions for COFINS/CPMF Suspended Collection	13,864	11,299
Provision for losses – inventories and construction in progress	-	15,740
Other	131,113	37,437

Total (see Note 14)	1,324,151	1,389,104

Deferred tax liabilities:
Additional indexation expense from pre-1990	9,960	8,393
________________________________________

1 Equivalent to tax losses amounting to R$1,733,859 (R$1,195,679 in 2005), which can be carried forward indefinitely against profits of future periods, limited to 30% of current year taxable income

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Total	9,960	8,393

     Deferred tax liabilities on the effects of full indexation relate to the difference between the tax basis of permanent assets, which were not indexed for inflation subsequent to December 31, 1995, and the reporting basis, which includes indexation through December 31, 2000.

     The composition of tax liabilities is as follows:

	December 31,

	2005	2006

Federal income tax payable	198,580	78,843
Deferred tax liabilities	9,960	8,393

Total	208,540	87,236

Current	199,127	37,050
Non-current	9,413	50,186

     The Company has not provided a valuation allowance against the net deferred tax asset as of December 31, 2006 arising out of temporary differences based upon management’s belief that it is more likely than not that such deferred tax asset will be realized in the future through reversal of the differences and its generation of taxable income. The taxable income, basis for the registration of the deferred tax assets is calculated under Brazilian Corporate Law.

10. Supplemental Cash flow information

	Year ended December 31,

	2004	2005	2006

Income and social contribution tax paid	75,988	208,372	55,314
Interest paid	602,202	555,321	569,999
Cash paid against provisions for contingencies	252,906	217,538	483,497
Non-cash transactions:
Forfeiture dividends………………………………	11,569	7,685	10,068
Donation and subsidies for investments and others	11,904	-	7
Assets retirement obligations……………………….	1,084	775	4,898
Investments in permanent assets…………………	64,750	85,915	33,098

11. Cash, cash equivalents and short-term investments

     a) Cash and cash equivalents

	December 31,

	2005	2006

Cash on hand	5,106	4,745
Bank accounts	57,968	122,415
Highly-liquid investments	1,667,009	2,414,448

	1,730,083	2,541,608

     Highly-liquid investments represent amounts invested in exclusive funds managed by financial institutions, which hold federal bonds and time deposits (CDB’s) with first-rate financial institutions, both with average profitability equivalent to interbank deposit rates; DI CETIP (CDI) guaranteed in dollar future contracts traded in the Futures and Commodities Exchange (BM&F); overnight financial investments abroad that earn exchange rate variation plus

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

interest between 5.0% and 5.2% p.a.; and deposit certificates issued by foreign financial institutions.

     The detail those investments are presented below:

	December 31,

	2005	2006

Exclusive funds
Government securities	1,374,646	2,109,608
Deposits certificates	-	77,463
Overnight	20,829	79,394
Open investments Funds	112	-

Subtotal	1,395,587	2,266,465
Investments abroad
Deposits certificates	11,180	6,136
Overnight	222,358	120,377
Open investments Funds	37,884	21,870

Subtotal	271,422	148,383
Partial block by judicial determination, considered in escrow	-	(400)
deposits

Total investments	1,667,009	2,414,448

b) Short term investments

     The Company acquired securities issued by the Republic of Austria, with remuneration linked to the CDI average variation percentage. The maturity of these securities occurred on February 16, 2007, so the restated amount for the balance sheet closing date was R$89,424.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

12. Trade accounts receivable, net

     The amounts related to accounts receivable are as follows:

	December 31,

	2005	2006

Unbilled services	961,060	916,672
Billed services	1,432,862	1,476,842
Sale of goods	120,337	91,775

Subtotal	2,514,259	2,485,289

Allowance for doubtful accounts:	(361,446)	(357,635)
Services	(353,078)	(353,203)
Sale of goods	(8,368)	(4,432)

	2,152,813	2,127,654

     The changes in the allowance for doubtful accounts were as follows:

	Year ended December 31,

	2004	2005	2006

Beginning balance	(183,023)	(243,181)	(361,446)
Provision charged to selling expense	(410,344)	(449,254)	(384,320)
Write-offs	350,186	330,989	388,131

Ending balance	(243,181)	(361,446)	(357,635)

13. Inventories

	December 31,

	2005	2006

Maintenance inventories	12,497	9,175
Mobile phones and accessories	114,340	96,476
Provision for losses – realization value	(37,036)	(39,062)
Provision for losses – obsolete items	(6,766)	(2,425)

	83,035	64,164

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

14. Deferred and recoverable taxes

	December 31,

	2005	2006

Recoverable social contribution tax	80,114	7,592
Recoverable income tax	343,272	54,666
Deferred tax assets (Note 9)	1,324,151	1,389,104
Sales and other taxes	600,642	819,318

	2,348,179	2,270,680

Current	1,122,548	901,173
Non-current	1,225,631	1,369,507

     Most of the sales and other taxes are related to the ICMS (value added tax) recoverable which arose from credits recorded on the acquisition of fixed assets, whose compensation with ICMS payable is recorded in 48 equal installments.

15. Other assets

	December 31,

	2005	2006

Prepayments	90,697	91,307
Accounts receivable from telecommunications companies	8,018	9,501
Recoverable advances	78,142	92,793
Escrow deposits	169,100	543,699
Contractual Guarantees and Retentions	1,299	1,134
Assets available for sale	9,175	1,016
Tax incentives	14,473	-
Loans and financing assets	9,173	8,409
Other	15,799	15,943

	395,876	763,802

Current	183,208	290,786
Non-current	212,668	473,016

     The majority of the escrow deposits relate to the labor and tax cases, with the most significant individual item being the ICMS (State VAT) as mentioned in Note 22.

     In compliance with the Resolution 489/05, of CVM, as from 2006 the amounts of escrow deposits linked to specific provisions for contingencies are presented net of the provisions. For comparability purposes the 2005 balances were reclassified to conform with this presentation.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

	December 31,

	2005	2006

Escrow deposits before compliance with Resolution
CVM 489/05	789,736	1,040,727
Less escrow deposits linked to contingencies and taxes
other than income taxes:
Labor	(332,540)	(244,579)
Tax	(267,287)	(219,420)
Civil	(20,809)	(33,029)

Escrow deposits	169,100	543,699

16. Investments

	December 31,

	2005	2006

Goodwill on acquisition of iBest	49,102	45,508
Goodwill on acquisition of GlobeNet (see note 1b.i)	4,703	2,821
Goodwill on acquisition of BrT Multimídia	73,578	51,504
Goodwill on acquisition of iG	203,168	141,862
Fiscal incentive and other investments	59,912	61,672

Fiscal incentive and other investments	390,463	303,367

     Investments stated at cost (less reserves when applicable) are represented by interests obtained by converting into shares or capital quotas of tax incentives in regional FINOR/FINAM funds, Law for Incentives for Information Technology Companies and the Audiovisual Law.

17. Property, plant and equipment, net

a. Composition:

	December 31,

	2005	2006

Construction-in-progress	636,251	322,712
Automatic switching equipment	450,724	371,709
Transmission and other equipment	3,984,543	3,486,737
Infrastructure	1,577,160	1,450,310
Buildings	430,254	412,638
Other assets	513,642	491,119

Property, plant and equipment, net	7,592,574	6,535,225

     Transmission and other equipment include: transmission equipment and data communication equipment.

     According to the STFC concession contracts, the Company’s assets that are indispensable for providing the service and qualified as “reversible assets” at the time of

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

expiration of the concession will automatically revert to ANATEL, and the Company will be entitled to the compensation stipulated in the legislation and the corresponding contracts. The gross cost of reversible assets on December 31, 2006 was R$21,131,523 (R$20,475,919 in 2005), and the residual value on the same date was R$4,015,235 (R$4,827,626 in 2005).

b. Capitalized interest

     As required in the telecommunication industry at that time, the Company capitalized interest attributable to construction-in-progress, up to December 31, 1998, at the rate of 12% per annum of the balance of construction-in-progress. Starting in 1999, the Company capitalizes interest on loans specifically related to financing of construction in progress, and interest on internal financing is no longer capitalized. The amounts of R$9,043, R$19,852 and R$237 were capitalized in 2004, 2005 and 2006, respectively. Capitalized interest is depreciated over the same period as the associated assets.

c. Depreciation rates

     The annual depreciation rates applied to property, plant and equipment are as follows:

%

Automatic switching equipment	20.0
Transmission and other equipment (annual weighted average rate)	17.4
Infrastructure	8.9
Buildings	4.0
Other assets (annual weighted average rate)	10.7

d. Rentals

     The Company rents equipments, premises, dedicated lines and electrical energy public posts through a number of agreements that expire at different dates. Total annual rent expense under these agreements, which are operating leases, was as follows:

	Year ended December 31

	2004	2005	2006

Rent expense	386,021	498,340	471,493

     Rental commitments relating to these contracts where the future minimum rental payments under leases that are non-cancelable without payment of a penalty are:

Year ending Dec 31, 2006

2007	20,953
2008	19,643
2009	7,614

Total	48,210

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

18. Intangibles

	2006

		Accumulated	Net Book
	Cost	Amortization	Value

Data Processing Systems	1,872,153	(1,010,985)	861,168
Regulatory Licenses	325,367	(53,345)	272,022
Trademarks and Patents	1,850	(749)	1,101
Other	140,679	(111,578)	29,101

Total	2,340,049	(1,176,657)	1,163,392

	2005

		Accumulated	Net Book
	Cost	Amortization	Value

Data Processing Systems	1,600,582	(692,458)	908,124
Regulatory Licenses	337,081	(29,397)	307,684
Trademarks and Patents	1,834	(743)	1,091
Other	111,870	(108,783)	3,087

Total	2,051,367	(831,381)	1,219,986

     For the year ended on December 31, 2004, 2005 and 2006 the aggregated amortizations expenses were:

2004	221,627
2005	292,471
2006	350,216

     The expected amount amortization for the above intangible assets as of December 31, 2006 is as follows

2007	329,121
2008	304,280
2009	221,406
2010	105,305
2011	24,729

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

19. Deferred Charges

	December 31,

	2005	2006

Installation and reorganization costs	186,889	133,825
Goodwill due to incorporation	1,148	126
Other	6,407	4,517

	194,444	138,468

20. Payroll and related accruals

	December 31,

	2005	2006

Salaries and wages	3,995	4,402
Accrued social security charges	67,836	67,712
Accrued benefits	6,383	6,447

	78,214	78,561

21. Accounts payable and accrued expenses

	December 31,

	2005	2006

Suppliers	1,786,535	1,474,658
Third-Party Consignments	154,696	104,165

	1,941,231	1,578,823

22. Taxes other than income taxes

	December 31,

	2005	2006

ICMS (Value-added tax) (a)	1,124,874	993,009
Escrow deposits referring to Agreement ICMS 69/98	(266,006)	(217,538)
Other taxes on operating revenues (b)	211,729	131,563

	1,070,597	907,034

Current	776,527	851,234
Non-current	294,070	55,800

     (a) The balance referring to ICMS comprises amounts resulting from the Agreement 69/98, which has been questioned in court, and court deposits have been made monthly. The balance also includes the ICMS deferral, based on incentives by the government of the State of Paraná.

     (b) The Company paid PIS and COFINS taxes in installments, through the Special Payment in Installments (PAES), whose balance, restated by the long-term interest rate (TJLP), amounts to R$2,828 (R$31,224 in 2005), to be paid in installments for the remaining 78 months.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

23. Dividends and employees’ profit sharing

	December 31,

	2005	2006

Dividends payable to:
Controlling shareholder	220,708	241,145
Minority shareholders (a)	155,871	171,730
Employees’ profit sharing	64,445	76,334

	441,024	489,209

     (a) Includes R$48,139 in 2005 and R$54,438 in 2006 of unclaimed dividends from prior years, which will be reversed to retained earnings if not claimed within three years.

24. Loans and financing

	December 31,

	2005	2006

Financial institutions (a)	3,009,928	3,128,632
Loans from Controlling Shareholder (b)	58,378	-
Loans from suppliers and others (c)	23,290	3,457
Debentures issued to Controlling Shareholder (d)	520,000	-
Public debentures (e)	500,000	1,580,000
Accrued interest	447,530	242,496

	4,559,126	4,954,585

Current	1,431,939	993,188
Non-current	3,127,187	3,961,397

a. Financial institutions

Financing from financial institutions denominated in local currency, as follows:

(i)
At December 31, 2006, local currency financing bore fixed interest of 2.4% to 14% per annum and variable interest based on one of the following reference rates: TJLP (Brazilian long-term interest rates, which was 6.85% per annum at December 31, 2006) plus 2.3% to 6.5% per annum, UMBNDES (National Bank for Economic and Social Development currency, which was minus 8.52% per annum at December 31, 2006) plus 5.85% to 6.5% per annum, 104% of CDI (Interbank Deposit rate, which was 13.14% per annum at December 31, 2006) and CDI + 1.0%. In 2006 this resulted in an average rate of 12.65% per annum.

(ii)
At December 31, 2005, local currency financing bore fixed interest of 2.4% to 14% per annum and variable interest based on one of the following reference rates: TJLP (Brazilian long-term interest rates, which was 9.75% per annum at December 31, 2005) plus 3.85% to 6.5% per annum, UMBNDES (National Bank for Economic and Social Development currency, which was minus 14.0% per annum at December 31, 2005) plus 3.85% to 6.5% per annum, 100% of CDI (Interbank Deposit rate, which was 18.15% per annum at December 31, 2005), CDI + 1.0% and IGP-M (General Market Price Index, which was 1.21% per annum at December 31, 2005) plus 12% per annum. In 2005 this resulted in an average rate of 15.1% per annum.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Financing denominated in foreign currency, as follows:

(i)
At December 31, 2006, foreign currency financing bore fixed interest rate of 0% to 9.38% per annum, a variable interest rate of LIBOR plus 0.5% per annum and YEN LIBOR plus 1.92%, resulting in an average rate of 2.48% per annum. The LIBOR and YEN LIBOR rates for semi-annual payments were 5.44% and 0.1519% per annum on December 31, 2006, respectively.

(ii)
At December 31, 2005, foreign currency financing bore fixed interest rate of 0% to 9.38% per annum, a variable interest rate of LIBOR plus 0.5% to 4.0% per annum and YEN LIBOR plus 1.92%, resulting in an average rate of 2.4% per annum. The LIBOR and YEN LIBOR rates for semi-annual payments were 4.70% and 0.06939% per annum on December 31, 2005, respectively.

b. Loans from Controlling Shareholder

     Loans from its controlling shareholder are denominated in U.S. dollars and in Brazilian Reais. Amounts denominated in U.S. dollars are repayable in monthly installments up to 2015 and with a variable interest rate equal to the rate of appreciation of the U.S. dollar versus the Brazilian real on an annual basis plus 1.75% per annum. Amounts denominated in Brazilian reais bear local short-term market interest rates. The Company decided to advance the payment (book value).

c. Loans from suppliers and others

     Loans from suppliers and others, amounting to R$3,457 (R$23,290 in 2005), is principally related to debt payable by Vant to the former parent company. This liability was renegotiated with creditor for payment on February 5, 2007 restated by US dollar exchange variation.

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

     The outstanding balance of the debentures was amortized in an installment, corresponding to 40% of face value, matured on 07/27/2006. The debentures paid 100% of CDI (Interbank deposit rates) semiannually.

e. Public debentures

     Third Public Issue: 50,000 non-convertible debentures without renegotiation clause, with a unit face value of R$10, totaling R$500,000, issued on July 5, 2004. The maturity period is five years, coming due on July 5, 2009. Yield corresponds to an interest rate of 100% of the CDI plus 1% p.a., payable half-yearly.

     Fourth Public Issue: On July 1, 2006 the Company completed an offering of 108,000 non-convertible debentures into shares without renegotiation clause, for the unit face value of R$10, amounting to R$1,080,000. The payment term is seven years, and maturity on June 1,

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

2013. The remuneration corresponds to the interest rate of 104.0% of CDI and its payment periodicity is semiannual. Amortization, which shall indistinctly consider all debentures, will occur annually as from June 1, 2011, in three installments of 33.3%, 33.3% and 33.4% of the unit face value, respectively.

     As of December 31, 2006, no debentures issued by the Company had been repurchased.

f. Repayment schedule

     Non-current debt is scheduled to be paid as follows:

2006

2008	346,644
2009	939,131
2010	503,902
2011	610,761
2012	520,459
2013 and after	1,040,500

3,961,397

g. Interest Rate and Currency analysis

     Total debt is denominated in the following currencies:

	Exchange rate at
	December 31, 2005 and 2006	December 31,

	(Units of one Brazilian real)	2005	2006

Floating Rate Debt:
Brazilian reais		3,465,196	4,052,435
U.S. dollars	2.3370 and 2.1342, respectively	61,968	41,336
Yens	0.019833and 0.017963, respectively	430,418	350,797

		3,957,582	4,444,568

Fixed Rate Debt:
Brazilian reais		29,840	61,973
U.S. dollars	2.3370 and 2.1342, respectively	570,175	447,055
Yens	0.019833 and 0.017963, respectively	1,529	989

		601,544	510,017

Total		4,559,126	4,954,585

h. Guarantees

     Loans and financing contracted are guaranteed by collateral of pledge of credit rights derived from the provision of telephony services and the Parent Company’s surety.

     Public debentures have personal guarantee, through surety granted by its Parent Company. According to the deed of issue, its Parent Company, in its capacity as intervening guarantor undertakes before the debenture holders as primary obligor and guarantor, to be jointly liable for all obligations assumed by the Company related to such debentures.

i. Covenants

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The agreements that govern the Company’s debt, including its credit facilities with National Bank for Social and Economic Development (Banco Nacional de Desenvolvimento Econômico e Social – “BNDES”), contain a number of significant covenants, the failure to comply with which could adversely impact its business. In particular, the terms of these agreements restrict its ability, and the ability of its subsidiaries, to incur additional debt, make capital expenditures, grant liens, pledge assets, sell or dispose of assets and make certain acquisitions, mergers and consolidations. Furthermore, in accordance with a number of its debt agreements, including its credit facilities with BNDES, the Company is required to comply with these covenants and maintain certain specified financial ratios in order to maintain the current maturity dates for these debt agreements. As a general rule, the occurrence of an event of default under an agreement may trigger the acceleration of other agreements representing its indebtedness.

     The Company negotiated with creditors to temporarily adjust the affected financial covenants, in particular the ratio between EBTIDA and the financial expenses and EBITDA Margin related to fourth quarter of 2005.

     On January 6, 2006, the Company entered into negotiations with BNDES and the financial institutions acting as its agents under the credit facilities. According to the provisions of its agreements with BNDES, in the event of a failure by the Company to comply with certain semiannual financial covenants, BNDES may request the retention of funds in a blocked account. If, after the creation of such blocked account, the Company fail to comply with the financial covenants in the following semester, BNDES together with the financial institutions may, at its own discretion, declare the acceleration of the outstanding debt. On February 3, 2006, the Company successfully obtained a waiver from BNDES in order to avoid the acceleration of the agreements in view of a potential failure to comply with the financial covenants in the first semester of 2006.

     As a result of the booking of provisions in its financial statements, the Company failed to comply with certain financial covenants established in its agreements with BNDES for Brasil Telecom Participações. Consequently, BNDES, together with the pool of financial institutions, retained R$192.2 million of its cash investments during 2006, without penalties concerning interest or fees, which would be valid until the agreed covenants were restored.

     On December 8, 2006, the Company entered into contractual amendments with BNDES and the pool of financial institutions, which altered the structure of financial covenants that must be fulfilled by its. Therefore, funds temporarily retained as guarantee were totally released since the Company complied with the current financial covenants

     On January 30, 2006, the holders of the Company’s outstanding debentures of the 4th issuance approved an adjustment to the financial covenant relating to the ratio between Consolidated EBITDA and Consolidated Financial Expenses, contained in Section 4.19.1(e)(i) Escritura de Emissão from equal or higher than 2.25, to equal or higher than 1.5, as of the fourth quarter of 2005, until and including the third quarter of 2006.

     On February 17, 2006, the Company signed the First Amendment to the Loan Agreement entered into with JBIC, dated March 18, 2004, and the First Amendment to the Loan Agreement entered into with Sumitomo Mitsui Banking Corporation, dated March 24, 2004. These amendments adjusted the financial covenants in each respective loan agreement relating to EBTIDA and the financial expenses from equal or higher than 2.25, to equal or higher than 1.5, as of the fourth quarter until and including the third quarter of 2006. For the fourth quarter of

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

2005 the Company achieved a Consolidated EBITDA to Consolidated Financial Expenses ratio of 2.17.

     Compliance with these covenants in future periods will depend upon financial and operating performance of the Company, which may be affected by adverse business, market and economic conditions. If the Company are unable to comply with these covenants, or to obtain waivers from its lenders, its debt agreements may be accelerated and the terms of its debt agreements may be otherwise amended adversely. If the Company is unable to meet its debt service obligations or comply with its debt covenants, the Company could be forced to restructure or refinance its indebtedness, seek additional equity capital or sell assets.

25. Swap contracts

     The Company had debt denominated in U.S dollars and Yens and entered into several swaps transactions in order to limit losses from fluctuations of the Brazilian real. The market risk on these swap contracts results from changes in the Brazilian deposit certificate rates (CDI) versus changes in the exchange rate. The main terms of these swap transactions are as follows:

(a) The interbank deposit certificate rate is that quoted by CETIP (Central de Custódia e de Liquidação).

(b) The change in the exchange rate is that quoted by the Brazilian Central Bank, plus an annual fixed interest rate of from 1.92% to 22.4% per annum.

The details of the notional values and maturity periods are as follows:

	December 31, 2006

	UMBNDES	Yen

Number of contracts	8	63
Notional values ($ thousand)	6,882	18,684,709

Maturity periods ($ thousand):
Up to 1 year	6,882	4,420,813
1 to 3 years	-	14,263,896

     The Company account for the swap transactions by calculating the unrealized gain or loss at each balance sheet date based on what would have been the result of settlement of the outstanding contracts at that date. The gain or loss for a period is recorded in financial income or expense of such period.

     The swap operations resulted in losses of R$92,735, R$266,572 and R$136,508 during the years ended December 31, 2004, 2005 and 2006, respectively, which were recorded in financial expenses.

     Non-current swap is scheduled to be paid as follows:

2006

2008	90,925
2009	87,662

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

2010	84,524
2011	41,118

304,229

26. Licenses and concessions to exploit services

	December 31,

	2005	2006

Personal Mobile Service…………………………………………………	295,785	275,985
Concession of STFC……………………………………………………	-	67,363
Other Licenses …………………………………………………………	12,005	12,033

Total	307,790	355,381

Current……………………………………………………………………	55,516	135,848
Long-term………………………………………………………………	252,274	219,533

     The licenses for Personal Mobile Services (SMP) are represented by the terms signed, in 2002 and 2004, by the 14 Brasil Telecom Celular S.A. with ANATEL, to offer SMP Services for the next fifteen years in the same area of operation where the Company has a concession for fixed telephony. Out of the contracted value, 10% was paid at the time of signing the contract, and the remaining balance was fully recognized in the BrT Celular’s liabilities to be paid in equal, consecutive annual installments, with maturities foreseen for the years 2007 to 2010 (balance of four installments), and 2007 to 2012 (balance of six installments), depending on the fiscal year when the agreements were executed. The remaining balance is adjusted by the variation of IGP-DI, plus 1% per month.

     The concession of STFC refers to the provision established by the Company according to the accrual basis, taking as basis the application of 1% on the net revenue of taxes. According to the current concession agreement, the payment in favor of ANATEL will have a maturity every two years, defined for April of the odd years and will be equivalent to 2% of the net revenue estimated in the immediately previous year. The first payment is estimated for April 2007.

     The amount of other licenses pertains to BrT Multimídia and refers to the authorization granted to the use of radiofrequency blocks associated with the exploitation of multimedia communication services. Initially, such granting was obtained from ANATEL by VANT and on April 2006 the transfer registration to BrT Multimídia took place, which assumed the outstanding balance, with a variation of the IGP-M, plus 1% a month. The settlement of the balance of such obligation will be paid in five equal, consecutive and annual installments, counted as from May 2007.

27. Provisions for contingencies

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

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     For those contingencies, which the risks are classified as probable, provisions are recognized. Contingencies classified as possible or remote are discussed in this note. In certain situations, due to legal requirements or precautionary measures, escrow deposits are made to guarantee the continuity of the cases in litigation. These lawsuits are under discussion in administrative and judicial spheres and in several levels, from lower courts to the extraordinary ones.

     It is also worth mentioning that the notice presented below shows, in some cases, identical objects with different classifications of risk level, fact that is justified by specific factual or procedural status related to each lawsuit.

Labor Claims

     The provision for labor claims includes an estimate by the Company’s management, supported by the opinion of its legal counselors, of the probable losses related to lawsuits filed by its former employees, and of service providers related to the labor matter.

Tax Suits

     The provision for tax contingencies refers mainly to matters related to tax collections due to differences in interpretation of the tax legislation by the Company’s legal counsel and the tax authorities.

Civil Suits

     The provision for civil contingencies refers to an estimate of lawsuits related to contractual adjustments arising from Federal Government economic plans and other cases related to community telephony plans and indemnification consumers lawsuits.

Classification by Risk Level

Contingencies with Probable Risk

     Contingencies classified as having a probable risk of loss, for which provisions are recorded under liabilities, have the following balances:

	Year ended December 31,

	2005	2006

Labor	567,273	487,266
Tax	161,068	174,502
Civil	276,018	346,251

Provisions	1,004,359	1,008,019

Escrow deposits related to the above provisions	(354,630)	(279,490)

Total provisions, net of escrow deposits	649,729	728,529

Current	219,639	175,590
Non-current	430,090	552,939

     Labor

     The variations which took place in 2006 are the following:

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Provisions on 12/31/05	567,273
Variations to the Result	190,454
Monetary Restatement	62,008
Revaluation of Contingent Risks	80,226
Provision for New Lawsuits	48,220
Payments	(270,461)
Subtotal I (Provisions)	487,266
Escrow deposits related to the above provisions on
12/31/05	(332,540)
Variations of escrow deposits	87,961
Subtotal II (escrow deposits)	(244,579)
Balance on 12/31/06, net of escrow deposits	242,687

The main objects that affect the provisions for labor claims are the following:

(i)
Risk Premium – related to the claim for payment of additional remuneration for hazardous activities, based on Law 7,369/85, regulated by Decree 93,412/86, due to the supposed risk of contact by the employee with the electric power system;

(ii)
Salary Differences and Consequences – related, mainly, to requests for salary increases due to supposedly unfulfilled union negotiations. They are related to the repercussion of the salary increase supposedly due on the other sums calculated based on the employees’ salaries;

(iii)
Career plan – related to the request for application of the career and salaries plan for employees of the Santa Catarina Branch (formerly Telesc), with promotions for seniority and merit, supposedly not granted by the former Telesc;

(iv)	Joint/Subsidiary Responsibility – related to the request to ascribe responsibility to us, made by outsourced personnel, due to supposed nonobservance of their labor rights by their direct employers;

(v)	Overtime – refers to the pleading for salary and additional payment due to labor supposedly performed beyond the contracted work time;

(vi)	Reintegration – pleading due to supposed inobservance of employee’s special condition, guaranteeing the impossibility to terminate labor contract without a cause;

(vii)	Request for the application of regulation, which established the payment of the percentage incurring on the Company’s income, attributed to the Santa Catarina branch; and

(viii)
Supplement of FGTS fine arising from understated inflation – it refers to requests to supplement indemnification of FGTS fine, due to the recomposition of accounts of this fund by understated inflation.

The Company filed a lawsuit against Caixa Econômica Federal, with a view to ensuring the reimbursement of all amounts paid for this purpose.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     Tax

     The variations which took place in 2006 are as follows:

Provisions on 12/31/05	161,068
Variations to the Result	106,637
Monetary Restatement	13,912
Revaluation of Contingent Risks	13,627
Provision of New Lawsuits	79,098
Payments	(93,203)
Subtotal I (Provisions)	174,502
Escrow deposits related to the above provisions on
12/31/05	(1,281)
Variations of escrow deposits	(601)
Subtotal II (escrow deposits)	(1,882)
Balance on 12/31/06, net of escrow deposits	172,620

The other main provisioned lawsuits refer to the following:

(i)
Social security – related to the non-collection of incident social security in the payment made to cooperative companies, as well as the divergence of understanding about the allowance that comprise the contribution’s salary;

(ii)
Federal Revenue Department – several assessments challenging supposed irregularities committed by us, such as undue tax loss carryforwards taken place prior to the merger of the other operators of the Region II of the PGO; and

(iii)	State Taxes – ICMS credits, whose validity is questioned by the State Tax Authorities.

     Civil

     The variations which took place in 2006 are as follows:

Provisions on 12/31/05	276,018
Variations to the Result	190,066
Monetary Restatement	20,957
Revaluation of Contingent Risks	88,016
Provision of New Lawsuits	81,093
Payments	(119,833)
Subtotal I (Provisions)	346,251
Escrow deposits related to the above provisions on
12/31/05	(20,809)
Variations of escrow deposits	(12,220)
Subtotal II (escrow deposits)	(33,029)
Balance on 12/31/06, net of escrow deposits	313,222

The main lawsuits are the following:

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

(i)	Review of contractual conditions – lawsuit where a company which supplies equipment filed legal action against us, asking for a review of contractual conditions due to economic stabilization plans;

(ii)
Capital Participation Agreements – TJ/RS (court of appeals) has been firmly positioned as to the incorrect procedure previously adopted by the former CRT in lawsuits related to the application of a rule enacted by the Ministry of the Communications. Such lawsuits are positioned in various phases: lower courts, Court of Appeals and Superior Court of Justice;

(iii)	Customer service centers – public civil actions, comprising the closing of customer services centers;

(iv)	Free Mandatory Telephone Directories – LTOG’s - lawsuits questioning the non- delivery of printed residential telephone directories; and

(v)
Other lawsuits – related to various lawsuits in progress, comprising civil liability suits, indemnifications for contractual termination and consumer matters under procedural progress in the Special Courts, Courts of Law and Federal Courts throughout the country.

Contingencies with Possible Risk

The position of contingencies with levels of risk considered to be possible, and therefore not recorded in the accounts, is the following:

	Year ended December 31,

	2005	2006

Labor	419,169	479,608
Tax	2,175,323	2,145,398
Civil	1,779,336	606,938

Total	4,373,828	3,231,944

     Labor

     The variations which took place in 2006 are as follows:

Amount estimated on 12/31/05	419,169
Monetary Restatement	60,499
Revaluation of Contingent Risks	(124,115)
New Lawsuits	124,055
Amount estimated on 12/31/06	479,608

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

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     Tax

     The variations which took place in 2006 are as follows:

Amount estimated on 12/31/05	2,175,323
Monetary Restatement	280,872
Revaluation of Contingent Risks	(1,051,000)
New Lawsuits	740,203
Amount estimated on 12/31/06	2,145,398

The Company reversed process that was concluded during the current year and reviewed the calculation of the amounts involved and to the risk exposure, resulting in the reduction of the amount of remote contingences.
The main existing lawsuits are represented by the following objects:

(i)	INSS assessments, with defenses in administrative proceedings or in court, examining the value composition in the contribution salary supposedly owed by us;

(ii)	Administrative defenses in lawsuits filed by the Internal Revenue Service, arising from differences of amounts between DCTF and DIPJ;

(iii)	Public class suits questioning the alleged transfer of PIS and COFINS to the end consumers;

(iv)	ICMS on international calls;

(v)	ICMS – differential of rate in interstate acquisitions;

(vi)	ICMS – official notifications with the supposed levy in the activities described in the Agreement 69/98;

(vii)	Withholding Income Tax – on operations related to the protection for debt coverage;

(viii)
The Fund for Universalization of Telecommunications Service – FUST, by virtue of illegal retroactivity, according to the Company’s understanding of the change in the interpretation of its calculation basis by ANATEL; and

(ix)	ISS – supposed levy on auxiliary services to communication.

     Civil

     The variations which took place in 2006 are as follows:

Amount estimated on 12/31/05	1,779,336
Monetary Restatement	41,177
Revaluation of Contingent Risks	(1,438,028)
New Lawsuits	224,453
Amount estimated on 12/31/06	606,938

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

The main lawsuits are presented as follows:

(i)
Repayments resulting from Community Telephony Program lawsuits (PCT) – the plaintiffs intend to pay the compensations related to the contracts resulting from the Community Telephony Program. Such proceedings are encountered in various phases: lower courts, Court of Appeals and Higher Court of Appeals.

During the current year these proceedings were strongly reviewed as to the calculation of the amounts involved and to the risk exposure, resulting in the reduction of their amount.

(ii)	Lawsuits of a consumer nature; and

(iii)
Contractual – lawsuits related to the claim for a percentage resulting from the Real Plan, to be applied in a contract for rendering services, review of conversion of installments in URV and later in reais, related to the supply of equipment and rendering of services.

Contingencies with Remote Risk

In addition to the claims mentioned, there are other contingencies considered to be of a remote risk, whose amounts are shown as follows:

	Year ended December 31,

	2005	2006

Labor	166,755	165,482
Tax	676,877	556,036
Civil	406,942	301,255

Total	1,250,574	1,022,773

Letters of Guarantee

The Company have contracts for letters of guarantees signed with financial institutions, as a complementary guarantee for lawsuits in provisory execution, in the amount of R$720,660 (R$620,739 on December 31, 2005). The majority of these contracts have an indeterminate term. The remuneration for these contracts varies between 0.45% p.a. and 2.00% p.a., representing a weighted average rate of 0.83% p.a.

The Escrow Deposits related to the contested contingencies and tributes (suspended liability) are presented in Note 15.

b) Contingent Assets

As follows, the tax claims promoted by the Company are shown, through which the recovery of tax paid is claimed, calculated differently from interpretation sustained by its legal advisers.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

PIS/COFINS: judicial dispute about the application of Law 9,718/98, which increased the calculation basis for PIS and COFINS. The period comprised by Law was from February 1999 to November 2002 for PIS and from February 1999 to January 2004 for COFINS. In November 2005, STF (Federal Supreme Court) concluded the judgment of certain lawsuits dealing with such issue and considered unconstitutional the increase of calculation basis introduced by said Law. The lawsuits of Telesc, Telebrasília, Teleacre, Telegoiás, Telemat and Teleron, merged by the Company in February 2000, received final and unappeasable decision during 2006 referring to the increase in COFINS calculation basis. The Company registered credits in the amount of R$89,608 in its assets of the amounts not refunded yet. Such amount, added from amounts received, represented the gross amount of R$99,269 recorded in 2006 in operating income and net financial expenses.

The Company is awaiting the judgments of lawsuits of other merged companies, which the assessment of success in future filing of appeals is assessed as probable by its legal advisors. The amount attributed to outstanding contingency not recognized on an accounting basis, with respect to these lawsuits amounts to R$16,842 (R$15,527 of PIS and R$1,315 of COFINS).

28. Provision for pensions and other benefits

a. Pension and other post employment benefit plans

     The Company sponsor various private pension plans designed to provide retirement benefits and medical assistance to employees and their dependents. These plans are managed by: (i) Fundação 14 de Previdência Privada (“Fundação 14”); (ii) Fundação BrTPREV (“FBrTPREV”), former Fundação dos Empregados da Companhia Riograndense de Telecomunicações (FCRT), which administered the benefit plans of CRT, acquired in 2000; and (iii) Fundação de Seguridade Social (SISTEL), which managed plans for pension and other post retirement benefits for most companies of the former Telebrás System.

     The Company’s bylaws stipulates approval of the supplementary pension policy and the joint liability attributed to the defined benefit plans is subject to the acts signed with the foundations, with the agreement of the SPC (Secretaria de Previdência Complementar), when applicable to the specific plans.

     The status of each plan is reviewed annually by independent actuaries at the balance sheet date. For December 31, 2005 and 2006, the independent actuarial of the Company was Mercer Human Resource Consulting. In the case of defined benefit plans, immediate recognition is given to actuarial gains and losses and as from 2001 the Company has established a liability in the balance sheet for the deficits of those plans showing deficits, following the requirements of CVM Instruction 371/00. In the case of plans that show surpluses, no assets are recognized due to the legal impossibility of distributing the surpluses.

     Details of the pension plans are as follows:

a.1 FUNDAÇÃO 14

     Fundação 14 was created in 2004, with the purpose of taking over the management and operation of the TCSPREV pension plan, which started as from March 10, 2005, whose process was backed by the segment’s specific legislation and properly approved by the Secretaria de Previdência Complementar – SPC (the Brazilian pension’s regulatory authority).

     In accordance with the Transfer Agreement entered into between Fundação Sistel de Seguridade Social and Fundação 14, SISTEL, by means of the Management Agreement, rendered

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

management and operation services of TCSPREV and PAMEC-BrT plans to Fundação 14, after the transferring of these plans, which took place on March 10, 2005 up to September 30, 2006. From this date on, Fundação 14 took over the management and operation services of its plans.

a.1.1 Description of the plans

TCSPREV (Defined Contribution, Settled Benefit and Defined Benefit)

     This defined contribution and settled benefit plan was introduced on February 28, 2000. On December 31, 2001, all pension plans sponsored by the Company with SISTEL were merged, being exceptionally and provisionally approved by the Secretaria de Previdência Complementar – SPC of document sent to that Agency, due to the need for adjustments to the regulations. Thus, TCSPREV is comprised of defined contribution groups with settled and defined benefits. The plans that were merged into the TCSPREV were the PBS-TCS, PBT-BrT, BrT Management Agreement, and the Unusual Contractual Relation Instrument, and the conditions established in the original plans were maintained. In March 2003, this plan was no longer offered to the sponsors’ new contracted ones. However, this plan, concerning the defined contribution, started being offered as of March 2005. TCSPREV currently provides assistance to nearly 65.7% of the staff.

PAMEC-BrT – Health Care Plan for Supplementary Pension Beneficiaries (Defined Benefit)

     This plan was designed for health care of retirees and pensioners subject to Grupo PBT-BrT, which was merged into TCSPREV on December 31, 2001.

a.1.2 Contributions Established for the Plans

TCSPREV (Defined Contribution, Settled Benefit and Defined Benefit)

     Contributions to this plan, by group of participants, are established based on actuarial studies prepared by independent actuaries according to regulations in force in Brazil, using the capitalization system to determine the costs. Currently, contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV (defined contribution). In the TCSPREV group, the contributions are credited in individual accounts of each participant, equally by employee and sponsor, and the basic contribution percentages vary between 3% and 8% of the participant’s salary, limited to R$19,520.40 for 2006, according to participant’s age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without a matching contribution by us. In the case of the PBS-TCS group, the sponsor’s contribution corresponds to 12% of the payroll of the participants; while the employees’ contribution varies according to the age, service time and salary. An entry fee may also be payable depending on the age of entering the plan. The sponsors are responsible for the cost of all administrative expenses and risk benefits. In 2006, contributions by the sponsor to the TCSPREV group represented 5.54% of the payroll of the plan participants. For employees, the contributions represented 5.49% .

PAMEC-BrT – Health Care Plan for Supplementary Pension Beneficiaries (Defined Benefit)

     The contribution for this plan was fully paid in July 1998, through a single payment. New contributions are limited to future necessity to cover expenses, if that occurs.

a.2 FUNDAÇÃO SISTEL DE SEGURIDADE SOCIAL (SISTEL)

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The supplementary pension plan, which remains under SISTEL’s management, comes from the period before the Telebrás’ Spin-off and assists participants who had the status of beneficiaries in January 2000 (PBS-A). SISTEL also manages the PAMA/PAMA-PCE pension plan, formed by participants assisted by the PBS-A Plan, the PBS’s plans segregated by sponsor in January 2000 and PBS-TCS’ Internal Group, merged into the TCSPREV plan in December 2001.

a.2.1 Description of the plans

PBS-A (Defined benefit pension plan)

     Maintained jointly with other sponsors subject to the provision of telecommunications services and destined for participants that had the status of beneficiaries on January 31, 2000.

PAMA - Retirees’ health care plan and PCE - Special Coverage Plan (Defined Contribution)

     Maintained jointly with other sponsors subject to the provision of telecommunications services and destined for participants that had the status of beneficiaries on January 31, 2000, for the beneficiaries of the PBS-TCS Group, merged into TCSPREV (plan currently managed by Fundação 14) on 12/31/01 and for the participants of PBS’s defined benefit plans sponsored by other companies. According to a legal/actuarial appraisal, the responsibility of the Company is exclusively limited to future contributions. From March to July 2004 and from December 2005 to April 2006, an incentive optional migration of retirees and pensioners of PAMA took place for new coverage conditions (PCE). The participants who opted for the migration began to contribute to PAMA/PCE.

a.2.2 Contributions Established for the Plans

PBS-A (Defined benefit pension plan)

     Contributions may occur in case of accumulated deficit. On December 31, 2006, the actuarial appraisal date, the plan presented a surplus.

PAMA - Retirees’ health care plan and PCE - Special Coverage Plan (Defined Contribution)

     This plan is sponsored by contributions of 1.5% on payroll of active participants subject to PBS plans, segregated and sponsored by company from several corporate sponsors. In the Company’s case, the PBS-TCS was merged into the TCSPREV plan on December 31, 2001, and began to constitute an internal group of the plan. Contributions by retirees and pensioners who migrated to PAMA/PCE are also carried out.

a.3 FUNDAÇÃO BRTPREV

Fundação BrTPrev It is the manager originated from the plans sponsored by former CRT, a enterprise incorporated by the Company at the end of 2000. The main purpose of the Company sponsorship of FBrTPREV is to maintain the supplementary retirement, pension and other provisions in addition to those provided by the official social security system to participants.

a.3.1 Description of the plans

BrTPREV plan

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The BrTPrev plan is defined contribution plan and settled benefits, launched in October 2002, designed for the concession of pension plan benefits supplemental to those of the official pension plan and that initially assisted only employees subject to the Subsidiary Rio Grande do Sul. This pension plan remained open to the Company’s new employees and its subsidiaries employees from March 2003 to February 2005, when its offering was suspended. Currently, BrTPREV provides assistance to nearly 29.9% of the staff of the Company and its subsidiaries.

Brasil Telecom - Founder and Alternative plans

     The Company’s Funded and Alternative plans are defined benefits plans designed to provide supplemental social security benefits in addition to those of the official social security, and is closed to the subscription by new participants. Currently, these plans assist approximately 0.14% of the staff.

a.3.2 Contributions Established for the Plans

BrTPREV plan

     The contributions to the BrTPrev plan are established based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using a capitalization system to determine the costs. Contributions are made equally by the employee and the Company and are credited into individual accounts of each participant. The basic contribution percentages vary between 3% and 8% of the participant’s salary (limited to R$20,193.00 for 2006), according to age. In addition, participants have the option to contribute voluntarily and sporadically to the plan above the basic contribution, but without matching contributions by us. The Company is responsible for the administrative cost of the plan and the disbursement of the benefits. In 2006 contributions by its represented on average 9.17% of the payroll of the plan participants, whilst the average employee contribution was 5.27% (6.21% and 5.43% respectively in 2005).

Brasil Telecom - Founder and Alternative plans

     The Company’s regular contributions in 2006 to the Founder plan were an average of 3.42% of the participants’ payroll. Employees contributed at variable rates according to age, service time and salary, at an average rate in 2006 of 3.42% (2005 - 4.06%) . In the Alternative Brasil Telecom plan, the participants also pay an entrance fee, depending on age when joining the plan.

     The technical deficit corresponding to the current value of the Company’s supplemental contribution, as a result of the actuarial deficit of the plans managed by FBrTPREV, have the settlement within the maximum established period of twenty years, as from January 2002, according to Circular 66/SPC/GAB/COA from the Supplementary Pension Department dated January 25, 2002. Of the maximum period established, 15 years still remain for complete settlement.

a.4 Status of the plans

     The status of the plans at December 31, 2005 and 2006 is presented below, in accordance with CVM Resolution 371/2000:

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

	FBrTPrev – BrTPREV Founder and Alternative		FUNDAÇÃO 14 – TCSPREV
	2005	2006	2005	2006
CONCILIATION OF ASSETS AND LIABILITIES
Actuarial liabilities with benefits granted	1,290,201	1,320,851	188,953	227,007
Actuarial liabilities with benefits to be granted	72,608	84,750	148,220	193,199
(=) Total present value of actuarial liabilities	1,362,809	1,405,601	337,173	420,206
Fair value of plan assets	(634,894)	(757,034)	(645,051)	(717,764)
(=) Net Actuarial Liability/(Asset)	727,915	648,567	(307,878)	(297,558)

CHANGES IN NET ACTUARIAL LIABILITY/ (ASSETS)
Present value of actuarial liability - beginning of period	1,056,702	1,362,809	319,073	337,173
Cost of interest	164,212	147,861	35,187	37,097
Current service cost	141	8,030	4,090	5,285
Net benefits paid	(103,089)	(106,759)	(16,604)	(18,072)
Actuarial (gain) or loss on actuarial liability(2)	244,843	(6,340)	(4,573)	58,723

Present value of actuarial liability – end of period	1,362,809	1,405,601	337,173	420,206
Fair value of plan assets at the beginning of the period	555,256	634,894	475,911	645,051
Expected income from plan assets	84,215	101,017	184,393	89,457
Regular contributions received by the plan	232	4,614	1,351	1,328
Sponsor	130	4,505	796	893
Participants	102	109	555	435
Amortization contributions received from the sponsor	98,280	123,268	-	-
Payment of benefits	(103,089)	(106,759)	(16,604)	(18,072)

Fair value of plan assets at the end of the period	634,894	757,034	645,051	717,764
(=) Value of the Net Actuarial Liabilities/(Assets) (1)	727,915	648,567	(307,878)	(297,558)

(1) Under Corporate Law the Company does not recognize an asset when the plan is in surplus.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

	FBrTPrev – BrTPREV Founder and Alternative		FUNDAÇÃO 14 – TCSPREV
	2005	2006	2005	2006
EXPENSE RECOGNIZED IN THE STATEMENTS OF OPERATIONS
Current service cost	141	8,030	4,090	5,285
Contributions from participants	(102)	(109)	(555)	(435)
Cost of interest	164,212	147,861	-	-
Income from plan assets	(84,215)	(101,017)	-	-
Actuarial losses recognized(2)	244,843	(6,340)	-	-
Total expense recognized	324,879	48,425	3,535	4,850
PRINCIPAL ACTUARIAL ASSUMPTIONS USED
Discount rate for actuarial liability (6% + inflation)	11.30%		11.30%
Total income expected from plan assets	12.34%	13.22%	12.34%	12.86%
Estimated index for salary increase	2%		2%
Overall Mortality table	UP94 + 2	UP94 + 1	UP94 + 2	UP94 + 1
Disability table	Álvaro Vindas, -20% until 40 years old; and +30% above 40 years old.		Álvaro Vindas, -20% until 40 years old; and +30% above 40 years old.
Mortality rate of disabled	IAPB-57		IAPB-57
Turnover	N/A		N/A

(2) In December 2005, the Company’s Board of Executive Officers, in compliance with the recommendation of its independent actuaries, approved the adjustments of actuarial assumptions and started to adopt the overall mortality table UP94 with two-year grievance and separated by gender. The table adopted corresponds to current expectation of longevity of participants of sponsored plans. As an effect of such change, the Company recognized a supplement of R$170,505 to the provision for pension fund liabilities.

N/A: Not Applicable

Additional information – 2005 and 2006
a) The assets and liabilities of plans mentioned above are positioned on December 31, 2005 and December 31, 2006 respectively. The plan assets of TCSPrev plan refer to September 30, 2005  projected for December 31, 2005 and December 31, 2006 respectively.
b) The individual data used refer to July 31, 2006, projected for December 31, 2006.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

	SISTEL – PBS-A		FUNDAÇÃO 14 – PAMEC
	2005	2006	2005	2006
CONCILIATION OF ASSETS AND LIABILITIES
Actuarial liabilities with granted benefits	570,260	580,506	1,063	1,471
Actuarial liabilities with benefits to grant	-	-	36	58
(=) Present value of actuarial liabilities	570,260	580,506	1,099	1,529
Fair value of plan assets	(738,735)	(895,205)	(925)	(883)
(=) Net actuarial liability/(asset)	(168,475)	(314,699)	174	646
CHANGES IN NET ACTUARIAL LIABILITY/(ASSET)
Present value of actuarial liability beginning of period	529,690	570,260	886	1,099
Cost of interest	57,197	61,684	98	122
Current service cost	-	-	1	5
Net benefits paid	(46,997)	(49,096)	(83)	(19)
Actuarial (gain) or loss on actuarial liability	30,370	(2,342)	197	322
Present value of actuarial liability end of period	570,260	580,506	1,099	1,529
Fair value of plan assets at the beginning of the period	688,827	738,735	1,009	925
Income from plan assets	96,905	205,566	(1)	(23)
Payment of benefits	(46,997)	(49,096)	(83)	(19)
Fair value of plan assets at the end of the period	738,735	895,205	925	883
(=) Value of the Net Actuarial Liabilities/(Assets) (1)	(168,475)	(314,699)	174	646

(1) Under Corporate Law the Company does not recognize an asset when the plan is in surplus.

EXPENSE RECOGNIZED IN THE STATEMENTS OF OPERATIONS
Recording of the Actuarial Liability	-	-	174	-
Cost of Current Service	-	-	-	5
Cost of Interest	-	-	-	122
Income (Loss) of Plan Assets	-	-	-	23
Actuarial Losses (Gains) Recognized	-	-	-	322
Total expense recognized	-	-	174	472

PRINCIPAL ACTUARIAL ASSUMPTIONS USED
Discount rate for actuarial liability	11.30%		11.30%
Total income expected from plan assets	13.75%	13.18%	11.47%	13.75%
Estimated index for increase in benefits	5.00%		5.00%
General Mortality table	UP94 + 2	UP94 + 1	UP94 + 2	UP94 + 1
Disability table	N/A		Mercer Disability
Starting age for benefits	N/A		5% on 52 years of age; 3% every subsequent year; 100% in eligibility to retirement
Inflation rate	5.00%		5.00%

N/A: Not Applicable

Supplementary information – 2005 and 2006.
a) The plan assets positioned on November 30, 2005 and November 30, 2006 respectively were used, as an estimate for equity in the year closing.
b) The individual data used refer to September 30, 2005 for PBS-A, projected for December 31, 2005 and November 30, 2005 for PAMEC. The individual data used to 2006 refer to September 30, 2006, projected for December 31, 2006.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

b. Stock option plans

     On April 28, 2000 the Company’s shareholders approved a stock option plan for officers and employees. A maximum of 10% of each kind of its stock may be used for the plan. Shares derived from exercising options guarantee the beneficiaries the same rights granted to its other shareholders. Administration of this plan was entrusted to a management committee appointed by its Board of Directors, which decided to grant options using only preferred stock. The plan is divided into two separate programs:

b.1 Program A

     This program is granted as an extension of the management’s performance objectives for the Company established by the Board of Directors for a five-year period. Up to December 31, 2006, no options had been granted under this program.

b.2 Program B

     The exercise price is established by the management committee based on the market price of 1,000 shares at the date of the grant of option and will be monetarily restated by the IGP-M between the date of signing the contracts and the payment date.

     The right to exercise the option is given within the following periods as follows:

	First Grant		Second Grant		Third Grant
	From	End of period	From	End of period	From	End of period
33%	01/01/04	12/31/08	12/19/05	12/31/10	12/21/05	12/31/11
33%	01/01/05	12/31/08	12/19/06	12/31/10	12/21/06	12/31/11
34%	01/01/06	12/31/08	12/19/07	12/31/10	12/21/07	12/31/11

     Vesting can be anticipated as a result of the occurrence of events or special conditions established in the option contract. Since December, 2004 until the balance sheet closing date options were not granted.

     Information related to the general plan to grant stock options is summarized below:

	2005		2006
	Preferred stock options (thousand)	Average exercise price R$	Preferred stock options (thousand)	Average exercise price R$
Opening balance	1,415,119	13.00	410,737	13.00
Expired options	1,004,382	13.00	139,935	13.00
Closing balance	410,737	13.00	270,802	13.00

     None of the options granted had been exercised as of the balance sheet date and the balance of the options represents 0.05% the total outstanding stocks at that date (0.08% in 2005).

     Assuming all options will be fully exercised, the opportunity cost of the premiums of the respective options, calculated by the Black-Scholes method, for the Company would be R$532 (R$482 in 2005).

c. Other employee benefits

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     Other benefits granted to employees include private health and dental care plans, meal allowances, group life insurance, occupational accident insurance, sickness allowance, and transportation subsidies.

29. Shareholders’ equity

a. Share capital

     The authorized capital stock of the Company as of December 31, 2006 was 800 billion shares. Its issued and paid up capital stock is comprised of preferred shares and common shares, all without par value, as shown in the table below:

	In thousands of shares

				Treasury
	Common	Preferred	Subtotal	shares	Total

Number of shares as of December 31, 2003	249,597,050	295,569,090	545,166,140	(5,718,771)	539,447,369
Issuance of shares	-	4,549,205	4,549,205	(2,388,111)	2,161,094

Number of shares as of December 31, 2004	249,597,050	300,118,295	549,715,345	(8,106,882)	541,608,463

Issuance of shares	-	5,582,936	5,582,936	(5,572,500)	10,436

Number of shares as of December 31, 2005	249,597,050	305,701,231	555,298,281	(13,679,382)	541,618,899

Issuance of shares	-	5,652,010	5,652,010	1,282	5,653,292

Number of shares as of December 31, 2006	249,597,050	311,353,241	560,951,291	(13,678,100)	547,272,191

     The Company is authorized to increase its capital stock by means of a resolution of the Board of Directors to a total limit of 800,000,000,000 (eight hundred billion) common or preferred shares, observing the legal limit of 2/3 (two thirds) for the new preferred shares without voting rights.

     By means of a resolution of the General Shareholders’ Meeting or the Board of Directors, the Company's capital can be increased by the capitalization of retained earnings or prior reserves allocated by the General Shareholders’ Meeting. Under these conditions, the capitalization can be effected without modifying the number of shares.

     The capital stock is represented by common and preferred stocks, with no par value, and it is not mandatory to maintain the proportion between the shares in the case of capital increases.

     By means of a resolution of a General Shareholders’ Meeting or the Board of Directors, the preemptive right for the issue of shares, subscription bonuses or debentures convertible into shares may be excluded, in the cases stipulated in article 172 of Corporate Law.

     The preferred shares do not have voting rights, except in the cases specified in paragraphs 1 to 3 of article 12 of the Company’s Bylaws, but are assured priority in receiving the minimum non-cumulative dividend of 6% per annum, calculated on the amount resulting from dividing the capital stock by the total number of its shares or 3% per annum, calculated on the amount resulting from dividing the net book shareholders’ equity by the total number of its shares, whichever is greater.

b. Treasury stock

     Treasury shares are derived from two separate events:

     The merger of CRT

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     On December 31, 2005 the Company held 1,282 thousand preferred shares in treasury, deriving from the merger of Sociedade Riograndense de Telecomunicações - CRT, completed by the end of 2000. These shares were offered to the market in 2006 in compliance with a legal decision, resulting from claims of engaged subscribers stemming from the merged company, CRT. The replacement cost was the amount originally paid of R$0.026 per share, amounting to R$30.

     The retained earnings account represents the origin of the funds invested in acquiring the stock held in treasury.

     The Stock Repurchase Program - From 2002 to 2004

     Current treasury stocks derive from Stock Repurchase Programs, carried out between 2002 and 2004. On September 13, 2004, the Company published a material fact of the current proposal approved by the Board of Directors, for the repurchase of preferred stocks issued by its, for holding in treasury or cancellation, or subsequent sale.

     The movement of shares held in treasury arising from the programs for repurchase of shares was the following:

	2005		2006
	Preferred shares (in thousand)	Value	Preferred shares (in thousand)	Value
Balance at the beginning of the year	8,105,600	92,420	13,678,100	154,692
Number of shares acquired	5,572,500	62,272	-	-
Balance at the end of the year	13,678,100	154,692	13,678,100	154,692

Historical unit cost of repurchase of treasury shares (R$)	2005	2006
Average	11.31	11.31
Minimum	10.31	10.31
Maximum	13.80	13.80

     The acquisition unit cost considers the total cost for the stock repurchase programs.

     Until the balance sheet closing date, there were no disposals of preferred shares purchased based on repurchase programs.

     The market value of treasury stocks on the balance sheet closing date was the following:

	2005	2006
Number of preferred shares held in treasury (thousands of shares)	13,679,382	13,678,100
Quotation per thousand shares on BOVESPA (R$)	10.05	10.95
Market value	137,478	149,775

     The Company maintains the balance of treasury stocks in an own account in its accounting. For presentation purposes, the values of treasury stocks are deducted from the reserves that originated the repurchase, and are presented as follows:

Premium on Subscription of Shares	Other Capital Reserves	Retained Earnings

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

	2006	2005	2006	2005	2006	2005
Account Balance of Reserves	458,684	434,647	123,334	123,334	420,325	410,287
Treasury Stocks	(99,822)	(99,822)	(54,870)	(54,870)	-	(30)
Balance, Net of Treasury Stocks	358,862	334,825	68,464	68,464	420,325	410,257

c. Capital Reserves

     Reserve for Share Subscription Premium

     This reserve arose from the difference between the amount paid on subscription for the Company’s shares and the value of the corresponding capital.

     Reserve for Donations and Subsidies for Investments

     This reserve relates to donations and subsidies received, corresponding to assets received by the Company.

     Reserve for Special Monetary Restatement as per Law 8,200/91

     This reserve arose out of an additional price-level restatement adjustment recorded in order to compensate for understatements of the monetary restatement indices used prior to 1991.

     Other Capital Reserves

     These reserves arose out of the accounting methodologies used for recording interest on work in progress up to December 31, 1998 and the benefits arising from funds channeled into income tax incentives that would otherwise have been payable as income taxes.

d. Income Reserves

     Legal Reserve

     A Brazilian company is required to retain 5% of its annual net income in a legal reserve until that reserve equals 20% of paid-up share capital or 30% of paid-up share capital plus capital reserves; thereafter, appropriations to this reserve are not compulsory. The legal reserve can only be used to increase capital or to offset accumulated losses.

     Retained Earnings

     This reserve comprises the remaining balances of net income, adjusted under the terms of article 202 of Law 6,404/76, or by the recognition of prior years adjustments, when applicable.

e. Dividends and interest on Shareholders’ Equity

     Dividends are calculated pursuant to the Company’s Bylaws and in compliance with Brazilian Corporation Law. Mandatory minimum dividends are calculated in accordance with article 202 of Law 6,404/76, and the preferred or priority dividends are calculated in accordance with the Company’s Bylaws.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     As a result of a resolution by the Board of Directors, the Company may pay or credit, as dividends, interest on shareholders’ equity (JSCP), under the terms of article 9, paragraph 7, of Law 9,249, dated December 26, 1995. The interests paid or credited will be offset against the minimum statutory dividend, in accordance with article 43 of the Bylaws.

     Mandatory Minimum Dividends calculated in accordance with the article 202 of Law 6,404/76

     The calculation of Adjusted Net Income and the determination of the mandatory minimum dividends in accordance with Brazilian Corporate Law and the Company Bylaws are shown in the table below:

	2005	2006

Income/(Loss) for the year	(303,671)	432,391

Goodwill amortization (Corporate Law basis)	113,679	-
Transfer to legal reserve	-	(21,619)

Adjusted Net Income (loss)	(189,992)	410,772

Mandatory minimum dividends – 25%	-	102,693

     Dividends and Interest on shareholders’ equity – JSCP

     The Company credited Interest on Shareholders’ Equity to its shareholders during the year according to the stock position on the date of each credit made. The JSCP Interest on Shareholders’ Equity was allocated to dividends, net of withholding tax, on the closing date of the financial year, as a proposal for approval by the general shareholders’ meeting.

	2005	2006
Interest on Shareholder’s Equity – JSCP – Credited	626,500	348,900
Withholding Income Tax (IRRF)	(93,975)	(52,335)
Net JSCP	532,525	296,565
Dividends Provisioned, supplementing JSCP	-	61,872
Total Shareholders’ Remuneration	532,525	358,437
Common Shares	245,406	163,474
Preferred Shares	287,119	194,963

Total Remuneration per Thousand Shares (in Reais) (1)	2005	2006
Common	0.983210	0.654952
Preferred	0.983210	0.654952
Total Shares	0.983210	0.654952

(1) The dividends/Interest on Shareholders’ Equity calculation, per thousand shares, takes into consideration the outstanding shares at year end.

     The shareholders’ remuneration exceeds the amount of mandatory minimum dividends, priority dividends and dividends for common shares. The shareholders’ remuneration was calculated under equal conditions.

30. Expansion plan contributions

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The expansion plans (self-financing) were the means by which the telecommunications companies financed part of the network investments. With the issue of Administrative Rule 261/97 by the Ministry of Communications, this mechanism for raising funds was eliminated, and the consolidated existing amount of R$7,974 is derived from plans sold prior to the issue of the Administrative Rule, the corresponding assets to which are already incorporated in the Company’s fixed assets through the Community Telephony Program – PCT. For reimbursement in shares, it is necessary to await the judicial ruling on the suits brought by the interested parties.

31. Transactions with related parties

     Related party transactions refer to operations with Brasil Telecom Participações S.A., our parent company, and with the subsidiaries mentioned in Note 1.

     Transactions between related parties and the Company are carried out under regular market prices and conditions and did not effect the consolidated financial statements. The main transactions are:

     a) Brasil Telecom Participações S.A.

     Sureties and Guarantees: (i) The Parent Company renders sureties as guarantee of loans and financings owed by the Company to the lending financial institutions. In 2006, with respect to the guarantee benefit, the Company recorded expenses in favor of its Parent Company at the amount of R$3,562 (R$2,483 in 2005); and (ii) its Parent Company rendered surety for the Company related to the contracting of insurance policies, guarantee of contractual liabilities (GOC), which amounted to R$155,294 (R$217,142 in 2005). In 2006, in return to such surety, the Company registered an operating expense of R$214 (R$260 in 2005).

     Revenues and Amounts Receivable: arising from transactions related to share of resources. The balance receivable is R$155 (R$54 receivable on December 31, 2005) and the amounts recorded in income in 2006 comprises operating revenues of R$337 (R$4,291 in 2005).

     Loans with the Parent Company: On December 21, 2006, the Company settled the balance of its loan debt with the Parent Company. The amount paid was R$47,766 (R$58,798 was the balance on December 31, 2005). The financial gain recognized against the result in 2006, due to the drop of the U.S. dollar was R$3,658 (R$7,258 of financial gain in 2005).

     Debentures: On July 27, 2006, the Company settled the balance of its private debentures debt with its Parent Company. The amount paid was R$556,911 (R$560,459 was the balance on December 31, 2005). The charges recognized in 2006, until the settlement date, were R$44,203 (R$134,923 in 2005).

     b) BrT Serviços de Internet S.A.

     Advances for Future Capital Increase (AFAC): the amount existing as AFAC granted is R$6,695 as of December 31, 2006.

     Amounts Receivable, Revenues and Expenses: Expenses arising from transactions related to the use of facilities, logistic support and telecommunications services. The balance receivable is R$2,662 (R$23,126 receivable on December 31, 2005). The amounts recorded in income in

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

2006 represented R$24,280 of the operating revenues (R$66,027 in 2005) and R$17,746 of operating expenses (R$172,611 in 2005).

     c) 14 Brasil Telecom Celular S.A.

     Amounts Payable, Revenues and Expenses: Expenses arising from transactions related to the use of facilities, logistics support and telecommunications services. The balance payable is R$20,087 (R$1,680 receivable on December 31, 2005). The amounts recorded in income in 2006 represented R$196,550 of the operating revenues (R$174,375 in 2005) and R$373,339 of operating expenses (R$238,026 in 2005).

     d) Vant Telecomunicações S.A.

     Amounts Receivable, Revenues and Expenses: arising from transactions related to telecommunications services. The balance receivable is R$1,355 (R$320 payable on December 31, 2005) and the amounts recorded in income in 2006 represented R$5,056 of operating revenues (R$1,910 in 2005) and R$2,032 of operating expenses (R$1,858 in 2005).

     Advances for Future Capital Increase (AFAC): the amount existing as AFAC granted is R$1,650 as of December 31, 2006.

     e) BrT SCS Bermuda

     Amounts Receivable and Revenues: arising from transactions related to telecommunications services. The balance receivable is R$316 (R$201 receivable on December 31, 2005). The amounts recorded in income in 2006 represented R$163 of operating revenues (R$201 in 2005). In the first quarter of 2005 a financial revenue of R$189 was recorded, resulting from a loan agreement released in the same period.

     f) BrT of America

     Amounts Payable, Revenues and Expenses: resulting from transactions related to telecommunications services, the payable balance amount is R$1,343 as of December 31, 2006. The amounts recorded in income in 2006 represented R$87 of operating revenues and R$7,202 of operating expenses.

     g) BrT CS

     Amounts Payable and Expenses: resulting from transactions related to telecommunications services, the payable balance amount is R$3,480 as of December 31, 2006. The amounts recorded in income in 2006 are represented by operating expenses of R$31,761.

     h) Freelance S.A.

     Amounts Receivable, Revenues and Expenses: arising from transactions related to the use of telecommunications services. The receivable balance amount is R$1,622 as of December

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

31, 2006 (R$769 receivable on 12/31/05). The amounts recorded in income in 2006 represented R$3,974 of operating revenues (R$776 in 2005) and R$13,450 of operating expenses.

     i) iG Brasil

     Amounts Receivable, Revenues and Expenses: arising from transactions related to the use of telecommunications services. The balance receivable is R$1,579 as of December 31, 2006 (R$733 receivable on December 31, 2005). The amounts recorded in income in 2006 are represented by R$1,824 of operating revenues (R$10,672 in 2005) and operating expenses R$3,601 (R$71 in 2005).

     j) BrT Multimídia

     Amounts Payable, Revenues and Expenses: arising from transactions related to telecommunications services. The balance payable is R$5,434 (R$10,772 payable on December 31, 2005). The amounts recorded in income in 2006 represented operating revenues of R$739 (R$169 in 2005) and operating expenses of R$23,603 (R$66,711 in 2005).

     Advances for Future Capital Increase (AFAC): the amount existing as AFAC granted is R$23,000 on December 31, 2006.

     • Other Related Parties Transactions

     Due to the existence of common partners in the Company’s control chain in control chain of the companies mentioned below, the operations among them may be classified, pursuant to CVM Resolution 26/86, as “related-parties transactions”.

     Telemig Celular

     The Company maintain with Telemig Celular agreements concerning the operation of telecommunications services, comprising CSP 14 – Operator Selection Code, infrastructure rental and co-billing agreements. The amount payable, resulting from these contracts and agreements is R$5,925 (R$4,228 receivable on December 31, 2005). The amounts recorded in income in 2006 are represented by operating expenses of R$39,483 (R$32,979 in 2005) and operating revenues of R$74 (R$151 in 2005).

     Amazônia Celular

     The Company maintains an agreement with Telemig Celular concerning operation of telecommunications services, comprising CSP 14 – Operator Selection Code and co-billing agreements. The amount payable, resulting from these contracts and agreements is R$1,299 (R$258 receivable on December 31, 2005). The amounts recorded in income in 2006 are represented by operating expenses of R$13,162 (R$6,101 in 2005).

     TIM Celular

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The Company maintains agreements with TIM’s cell phone companies concerning the operation of telecommunications services, comprising lease of means and co-billing agreements, as well as relationships resulting from CSP. The amount payable, resulting from these transactions is R$65,319 (R$38,296 on December 31, 2005). The amounts recorded in income in 2006 are represented by operating revenues of R$116,034 (R$152,611 in 2005) and operating expenses of R$503,175 (R$516,048 in 2005).

     Credit Suisse

     The Company maintain in Credit Suisse an overnight financial investment in the amount of R$111,868, backed by bonds issued by the U.S. treasury, yielding between 5.0% p.a. and 5.2% p.a. The yields of such investment in 2006 was R$113.

     Until 2005, the Company had other related parties to the former chain of control as following:

     Telecom Capital Fund

     Based on the set of information available to the management in December 2005, it was concluded that in 2003 the Company invested funds in Telecom Capital Fund (“TCF”), an investment fund created in Curacao, Netherlands Antilles, with a view to “obtaining return rates above the average with moderate risk to investors” by means of investments in “infrastructure in Latin America focused on telecommunications, Internet and data applications”. As single provider of the fund, the Company transferred eighty-four million U.S. dollars (US$ 84,000,000.00) to make feasible investment in MetroRED promissory notes (US$ 41,000,000.00), consequently used to convert them into shares, and Highlake International Business Company Ltd. (“HIGHLAKE”) (US$ 43,000,000.00), by means of Libor rate remuneration accrued of 1.5% p.a., with option to the debtor, (HIGHLAKE), of payment and settlement by conversion of debt into shares.

     With such investment, HIGHLAKE acquired the interest held by Telesystem International Wireless Latin America (“TIW”) in the capital of Telpart Participações S.A., parent company of holdings Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A.

     In relation to HIGHLAKE, the Company identified that its ownership structure is composed of Opportunity Fund, with 95% of interest.

     In view of Opportunity Fund’s interested in the chain of the Company’s control until, such operations may be classified, pursuant to CVM Resolution 26/86, as “related parties’ transactions”.

     In March 2005, HIGHLAKE settled the promissory note under TCF’s possession, without converting shares and in a subsequent act, the discontinuance of Fund was requested.

     On April 25, 2005 the balance of fund quotas was redeemed, at the amount of R$ 137,976. In 2005, until the redemption date, the Company recorded a financial loss of R$ 640, motivated by the exchange loss of the U.S. dollar in respective period. In 2004, for the same reasons, a financial loss of R$15,174 was recorded.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     Supportcomm S.A.

     The Company between 2001 and 2005, entered into five agreements with the company Supportcomm S.A. (“SUPPORTCOMM”) to supply materials, platforms and technology services, at the total amount of R$59,585, of which R$45,176 was already paid.

     By analyzing the ownership structure of SUPPORTCOMM, the Company identified a 30% interest of Megapart Participações, a company, which has as partner, Opportunity Fund, with an interest of approximately 100%.

     Acquisition of IG Cayman Equity Interest

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

32. Insurance (not audited)

     The Company has insurance covering operational risks, loss of profit, guarantee on contractual commitments, comprehensive general liability (including officers’ liability), national and international cargo, vehicle and life. At December 31, 2006, in the opinion of its management, all significant and high-risk assets and obligations were insured.

     An insurance policy program is maintained for covering reversible assets, loss of profits and contract guarantees, as established in the Concession Contract with the government. Insurance expenses were R$13,212 (R$12,448 in 2005). The assets, responsibilities and interests covered by insurance are the following:

Type	Coverage	Amount Insured
		2005	2006
Operating risks	Buildings, machinery and equipment, installations, call centers, towers, infrastructure and information technology equipment	11,923,121	12,046,261
Loss of profit	Fixed expenses and net income	8,163,247	9,015,211
Contract Guarantees	Compliance with contractual obligations	214,142	143,648
Civil Liability	Telephony service operations	12,000	12,000

     There is also insurance coverage for the management civil liability, supported in its parent Company’s policy covering the Parent Company and the Company, and the total amount insured is equivalent to US$ 45 million.

     There is no insurance coverage for optional civil liability related to third party claims involving the Company’s vehicles.

33. Fair value of financial instruments and risk analysis

     The Company and its subsidiaries evaluate the book value of its assets and liabilities as compared to market or realizable values (fair value), based on information available and

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

evaluation methodologies applicable to each case. The interpretation of market data regarding the choice of methodologies requires considerable judgment and determination of estimates to achieve an amount considered adequate for each case. Accordingly, the estimates presented may not necessarily indicate the amounts, which can be obtained in the current market. The use of different assumptions for calculation of market value or fair value may have material effect on the obtained amounts. The selection of assets and liabilities presented in this note took place based on their materiality. Instruments whose values approximate their fair values, for example, cash, bank accounts and high-liquid investments, accounts receivable, assets and liabilities of taxes, pension funds, among others, and whose risk assessment is not significant, are not mentioned.

     In accordance with their natures, the financial instruments may involve known or unknown risks, and the potential of such risks is important for the best judgment. Thus, there may be risks with or without guarantees, depending on circumstantial or legal aspects. Among the principal market risk factors which can affect the Company and its subsidiaries’ business are the following:

a. Credit Risk

     Most services provided by the Company are related to the Concession Agreement, and a significant portion of these services is subject to the determination of fees by the regulatory agency. The credit policy, in its turn, in case of telecommunications public services, is subject to legal standards established by the concession authority. The risk exists since the Company may incur losses arising from the difficulty in receiving amounts billed to its customers. In 2006 the Company’s default was 2.54% of the gross revenue (3.06% in 2005). By means of internal controls, the level of accounts receivable is constantly monitored, thus limiting the risk of past due accounts by cutting the access to the service (out phone traffic) if the bill is overdue for over 30 days. Exceptions are made for telephone services, which should be maintained for national security or defense.

     The Company operates in co-billing, related to long distance calls with the use of its CSP (Operator Selection Code) originated by subscribers of other fixed and mobile telephony operators. The co-billing accounts receivable are managed by such operators, based on the operational agreements entered into with them and according to the rules set forth by ANATEL. Blocking rules set forth by the regulating agency are the same for the fixed and mobile telephony companies, which are co-billing suppliers. The Company separately control receivables of this nature and maintain an allowance for losses that may occur, due to the risks of not receiving such amounts.

     In relation to mobile services, credit risk in cell phones sales and in service rendering in the postpaid category is minimized with the adoption of a credit pre-analysis. Still in relation to postpaid service, whose client base at the end of the year was 29.4% (31.3% on December 31, 2005), the receivable accounts are also monitored in order to limit default and the block is made to the service (out of phone traffic) if the bill is overdue for over fifteen days.

b. Foreign currency loans and financing (primarily exchange rate risk)

     The Company has loans and financing contracted in foreign currency with risk related to the possibility of fluctuations in exchange rates which may increase the balance of these liabilities. Loans subject to this risk represent 17.0% of total loans and financing (23.3% in 2005). To protect it from foreign currency risk, the Company enters into

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

currency swap contracts with financial institutions. Of its debts in foreign currency, 61.6% is covered by swap contracts agreements (66.0% in 2005). Unrealized positive or negative effects of these operations are recorded in the profit and loss accounts as gain or loss. In 2006, net losses totaled R$136,508 (net losses of R$246,124 in 2005).

     The book and market values of the foreign currency loans and financing and the swap contracts as of December 31, 2005 and 2006 were as follows:

	2005		2006
	Book Value	Market Value	Book Value	Market Value
LIABILITIES
Loans and financing	1,064,090	1,109,424	840,177	880,803
Swap Contracts	311,469	301,119	398,518	395,612
TOTAL	1,375,559	1,410,543	1,238,695	1,276,415
Current	125,690	126,588	203,824	204,938
Non-Current	1,249,869	1,283,955	1,034,871	1,071,477

     The method used for calculation of the market value (fair value) of foreign currency loans and financing was the discounted cash flow method of the future cash flows of each agreement, using the market rates prevailing on the balance sheet dates.

c. Local currency loans and financing (primarily interest rate risk)

     The Company has loans and financing contracted in local currency, subject to interest linked to various reference rates (TJLP, UMBNDES, CDI, etc) with the risk of fluctuations in these rates. The Company has contracted derivative contracts to protect 15.1% (22.7% in 2005) of the liabilities subject to the UMBNDES rate, using exchange rate swap contracts considering the influence of the dollar on the basket of currencies, which determine the UMBNDES interest rate. The other market rates are continually monitored to evaluate the need to contract derivatives to protect against the risk of volatility of these rates.

     In addition to its loans and financing, the Company issued non-convertible private and public debentures. These liabilities were contracted at interest rates tied to the CDI and the risk linked with this liability is the result of the possible increase in the rate.

     The aforementioned liabilities at the balance sheet date are as follows:

	2005		2006
	Book Value	Market Value	Book Value	Market Value
LIABILITIES
Debentures – CDI	1,108,226	1,100,815	1,625,939	1,628,510
Loans linked to TJLP	2,076,211	2,077,094	2,240,615	2,261,198
Loans linked to UMBNDES	272,601	273,318	185,881	185,990
Loans linked to IGPM	8,158	8,158	-	-
Loans linked to IGP-DI	19,310	19,310	25,501	25,501
Other loans	10,530	10,530	36,472	36,472
Swap Contracts	37,630	27,462	22,087	21,197
TOTAL	3,532,666	3,516,687	4,136,495	4,158,868
Current	1,363,694	1,360,475	905,740	913,887

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Non-Current	2,168,972	2,156,212	3,230,755	3,244,981

     The fair value of the swap contracts was estimated using specific data available for these financial instruments, including using prices currently charged to enter into similar agreements, or discounting projected cash flows at market discount rates that reflect the credit, interest associated with these financial instruments.

d. Risk of Not Matching Monetary Restatement Indexes of loans and financing to accounts receivable

     Loans and financing rates contracted by the Company is not correlated to amounts of accounts receivable. Consequently, a risk arises from this lack of correlation, since the telephony tariff adjustments do not necessarily follow increases in local interest rates, which affect its debts. Consequently, a risk arises from this lack of correlation.

e. Contingency Risks

     Contingency risks are assessed as probable, possible, or remote according to loss hypotheses. Contingencies considered as probable risk are recorded. Details on this risk are presented in Note 27.

f. Financial Investments Risks

     The Company has high-liquid investments in exclusive financial investment funds (FIF’s), whose assets comprise federal securities based on post-fixed, pre-fixed and foreign exchange rates, and post private securities issued by first-rate financial institutions (CDB’s) all subject to CDI, exclusive financial investment funds (FIF’s), subject to exchange variation through futures contracts in dollar with the Futures and Commodities Exchange - BM&F, short-term financial investments, represented by securities issued by Republic of Austria, remunerated at a percentage of CDI average variation, overnight financial investments, own portfolio of Deposit Certificates (CD) issued by financial institutions abroad. Overnight investments, in exchange fund and deposit certificates are subject to exchange rate fluctuation risks. The overnight investments that have spread in this type of certificate and the Deposit Certificate (CD) investments, are subject to the issuing financial institution credit risk.

     The balance of the financial investments maintained by the Company on the year closing date was R$2,414,448 (R$1,667,009 on December 31, 2005). Income earned in the year was recorded as financial revenue and amounts to R$202,785 (R$246,493 in 2005).

     Short-term investments – temporary investments are represented by the amount of R$89,424 and income earned until the balance sheet closing date, recorded as financial revenue was R$11,312.

g. Risk of Anticipated Settlement of Loans and Financing

     The agreements that govern the Company’s debt, including its credit facilities with National Bank for Social and Economic Development (Banco Nacional de Desenvolvimento Econômico e Social – “BNDES”), contain a number of significant covenants, the failure to comply with which could adversely impact its business. In particular, the terms of these agreements restrict its ability, and the ability of its subsidiaries, to incur additional debt, make capital expenditures, grant liens, pledge assets, sell or dispose of assets and make certain acquisitions, mergers and consolidations. Furthermore, in accordance with a number of its debt

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

agreements, including its credit facilities with BNDES, the Company is required to comply with these covenants and maintain certain specified financial ratios in order to maintain the current maturity dates for these debt agreements. As a general rule, the occurrence of an event of default under an agreement may trigger the acceleration of other agreements representing its indebtedness. (see Note 24.i).

h. Regulatory Risk

i. New Concession Agreements:

The Company entered into new local and domestic long distance concession agreements with Anatel, which are effective from January 1, 2006 and December 31, 2025. These new concession agreements, which provide for reviews on a five-year basis, in general have a higher intervention level in the management of the businesses and several provisions defending the consumer’s interest, as noticed by the regulation body.

The main highlights are:

  The payments associated with the concession equal 2% of the net revenue from taxes, calculated every two years, starting in the 2006 fiscal year, with an initial payment on April 30, 2007 and continuing successively until the end of the concession. This calculation method, concerning accrual, corresponds to 1% for each fiscal year;
  The definition of new universalization targets, particularly AICE – Special Class Individual Access, of mandatory offer and the Telecommunications Service Centers - PST, with full burden to meet such targets placed on the concessionaire;
  The possibility of the Regulating Agency to impose mandatory alternative plans;
  The introduction of the Regulating Agency’s right to intervene and modify agreements of the concessionaire with third parties;
  The inclusion of assets of a concessionaire’s parent company, subsidiary, affiliated companies and third parties, indispensable to the concession, as reversible assets;
  The creation of the users’ board in each concession;

Additionally, the regulation connected to the new concession agreement provides for changes in the local calls tariff system, which change from pulse to minute in the regular hours, in both the amount of the initial tariff and in the readjustment criteria, which had the individual excursion factor reduced from 9% to 5% and will be then defined by a sector index - IST, in which composition the highest weight is given to IPCA.

The interconnection tariffs are defined as a percentage of public local and domestic long distance tariffs until the implementation of a new cost model by service/modality, estimated for 2008, as defined in the Regulation for Separation and Accounting Allocation (Resolution 396/05).

ANATEL, on February 23, 2006, issued Resolution 432, postponing for a twelve-month period the dates mentioned in Rule 423, as of December 6, 2005, which deals with the above-mentioned Amendment to the Tariff System of STFC Basic Plan in the Local Modality Rendered under Public Scheme.

It is not possible to assess, as of the date of these financial statements, the future impacts to be generated by such regulation change.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

ii. Legislative Bill of Change in Telecommunications Act (“LGT”)

At the beginning of March 2006, the Executive Branch sent to the Brazilian Congress the Legislative Bill 6,677 to amend LGT 9,472, enacted on July 16, 1997, whose content is essentially to enable the adoption of distinctive criteria based on the social-economic condition of the aspirant-user, with the purpose of reducing the social disparities and facilitating the access to public provide telecommunications services. In September 2006, the Executive Branch requested the cancellation of urgency pleading.

Due to the lack of objective elements it is not possible to evaluate, as of the date hereof, the future effects on the Company’s businesses, if the referred legislative bill is approved at the Brazilian Congress.

iii. ANATEL Resolution 438

On July 13, 2006 Resolution 438 was published and took effect, which approves the new Remuneration Regulation for the Use of Networks of Personal Mobile Service Providers – SMP, revoking the prior Resolution 319/02.

The major amendments are:

  Requiring the implementation of an hourly model of determining the network remuneration – VU-M at same hours and percentages applicable to the public tariff.
  Change of criterion for the payment of VU-M amounts, which now is due whenever the SMP provider network is used to start or end calls, as opposed to the previous regulation when VU-M was due only upon the Company’s phone traffic in a given direction higher than fifty-five per cent (55%) of the total traffic run through.

The implementation of such Resolution resulted in a decrease of the consolidated net income, compared to the previous criteria, of about R$20,687.

iv. Overlapping of Licenses

When the Company received its certification for achieving the universalization targets for 2003, as set forth by ANATEL, the Company was already providing fixed telephony service (“STFC”) in the intra-regional local and domestic long distance modalities (“LDN”) in Region II of the General Concession Plan (“PGO”). After achieving the referred targets, ANATEL, in January 2004, issued authorizations that increase the possibility of the Company’s operations: Local STFC and LDN in Regions I and III of the PGO (and a few sectors of the Region II); International Long Distance (“LDI”) in Regions I, II and III of the PGO; mobile telephony, by means of its subsidiary BrT Celular, in Region II of the Personal Mobile Service (“SMP”). The already existing concession agreements were expanded, enabling LDN calls to any part of the Brazilian territory. If Telecom Italia International N.V. (“TII”) acquired an indirect interest in its, the Company and TIM Brasil Serviços e Participações S.A. (“TIM”) could be considered affiliates under the new Brazilian telecommunications legislation. That would imply the ability of providing domestic (LDN) and international (LDI) fixed and mobile telephony services throughout the same regions of TIM’s, would be subject to risk of being partially closed by ANATEL. On January 16, 2004, ANATEL issued the Act 41,780 establishing an 18-month period for TII to reacquire an indirect interest in us, as long as TII did not

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

participate or vote on issues related to the overlapping of services offered by the Company and TIM, such as domestic and international long-distance and mobile services. On June 30, 2004, the Administrative Council of Economic Defense – CADE, in the records of the Write of Prevention 08700000018/2004-68, set forth restrictions to the exercise of the control rights on the part of Telecom Italia International N.V. and its representatives at the board of directors of Solpart Participações S.A., the Parent’s Company and its.

On April 28, 2005, TII, TIM, BrT Celular and the Company entered into various corporate agreements, including an instrument called “Merger Agreement” and a “Protocol” related thereto. Among other reasons alleged, this merger operation was justified by the Company’s former management as a possible solution to overlapping of regulatory licenses and authorizations with TIM, to remove sanctions and penalties, which could be imposed by ANATEL. The operation was forbidden by an injunction issued by the U.S. court. It is also the subject-matter of discussion in the Brazilian Court and in an arbitration involving controlling shareholders.

On July 7, 2005, ANATEL declared, by means of Act 51,450, that the counting of an 18 month-term to solve the overlapping of licenses would start on the date of effective return of TII to the Company’s control. On July 26, 2005, ANATEL, by means of Order 576/2005, declared that the counting of term had already started on April 28, 2005. Therefore, according to ANATEL, the interested companies should adopt the measures necessary to eliminate the overlapping of the concessions until the end of referred term in October 2006, under the penalty of applying legal sanctions, which may affect either companies or both of them.

Depending on the final decision of ANATEL, these sanctions could have an adverse and material effect on businesses and operations of the Company and BrT Celular.

On October 18, 2006, the Board of Executive Officers of ANATEL, by means of its press agency, announced its prior consent to the operation presented by Telecom Italia Internacional (TII) with the purpose of resolving the overlapping Personal Mobile Service (SMP) in Region II of the General Plan of Authorizations (PGA) and of the domestic and international long distance Switched Fixed Telephone Service (STFC) in Regions I, II and III of the General Concession Plan (PGO).

The Agency maintained the prohibitions related to the vote and veto exercise in the resolutions related to the STFC services (LDN and LDI) and SMP. The plan is to transfer to Brasilco S.r.l. (a wholly-owned subsidiary of TII, with headquarters in Italy), the total voting shares held by TII in the capital stock of Solpart Participações S.A. (corresponding to 38%), the parent company of Brasil Telecom Participações S. A., of the Company and BrT Celular. The stake of TII in Brasilco shall be managed independently by Credit Suisse Securities (Europe) Limited.

With the effective implementation of the operation until October 28, 2006, the concession overlapping for the SMP exploration in Region II of PGA and domestic and international long distance STFC in Regions I, II and III of PGO would cease, as a communication of ANATEL of October 18, 2006, mentioned above.

On October 27, 2006, the Company received the terms of resignation, dated October 20, 2006, from two members of its Board of Directors appointed by TII, as well as its respective alternate members. Also, on October 27, 2006, the Company received a letter

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

from its controlling shareholder, Solpart announcing that TII had already transferred the shares in the terms approved by Anatel - therefore, within the deadline. On October 30, 2006, the Company disclosed to the market a material fact related to these two topics.

Also on October 30, 2006, ANATEL, through its press agency, announced that Telecom Italia International filed with ANATEL on October 27, 2006, therefore, within deadline, the supplemental documentation necessary to analyze and approve the operation, including: (i) proof of Telecom Italia’s managers and deputies’ resignations in the Boards of Directors of the Company and Solpart Participações S.A.; and (ii) corporate documents related to the referred transfer of shares and to the independent management of Brasilco by Credit Suisse, in the capacity as Trustee of Telecom Italia.

Should ANATEL approval be confirmed (still pending) of the documentation presented by TII to the Agency on October 27, 2006, confirming the operation implementation until October 28, 2006, the concession overlapping for SMP exploration in Region II of PGA and domestic and international long distance STFC in regions I, II and III of PGO would cease.

In November 2006, TII submitted to ANATEL the concentration act with Brasilco. During same month, ANATEL, observing the procedural progress, it submitted this operation to the Administrative Council of Economic Defense - CADE.

34. Subsequent events

Other Notices

The Company released other notices, which dates and texts were as follow:

(i) March 28, 2007: Notice to Debenture Holders - 4th Issuance, being the 3rd Public Issuance, of non-convertible debentures of Brasil Telecom S.A.

Brasil Telecom S.A. (the “Company”) hereby notifies the debenture holders of its 4th Issuance, being the 3rd Public Issuance, of Non-Convertible Debentures (“Debentures”) that the Company, under the terms of Section 4.12 (“Optional Redemption by the Company”) of the Escritura da Quarta Emissão, Sendo a Terceira Para Distribuição Pública de Debêntures Não Conversíveis em Ações da Companhia (“Issuance Deed”), dated August 26, 2004, will exercise its right to redeem the totality of the outstanding Debentures (“Redemption”), by entitling each Debenture to a payment equivalent to the face value of R$10,000.00 (ten thousand reais) plus accrued interest between the date of the last interest payment, i.e. January 5, 2007, and April 17, 2007 (the “Redemption Date”), as stipulated in Section 4.9 of the Issuance Deed, and the redemption premium (“Redemption Premium”).
The Redemption Premium will be equivalent to 0.75% of the redemption amount, payable proportionally to the number of actual days between the Redemption Date and July 5, 2009 (the “Maturity Date”), according to the following formulae:
P = d/D* 0.75%
Where:
P = Redemption Premium, in percentage points of the Redemption Amount.
d = number of actual days between the Redemption Date and the Maturity Date
D = number of actual days between July 5, 2006 (time period corresponding to 24 months from the Issuance Date) and the Maturity Date
Other Details:
Payments related to the Redemption will be made according to the procedures adopted by the Câmara de Liquidação e Custódia – CETIP (“CETIP”) or by the Companhia Brasileira de Liquidação e Custódia (“CBLC”) and, for the holders of Debentures, which are not held at CETIP or CBLC, through the Paying Agent (Banco Itaú S.A.).
Any information concerning this Notice to Debenture Holders may be requested to the Company or to the Trustee (Pentágono S.A. Distribuidora de Títulos e Valores Mobiliários).

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

(ii) April 10, 2007: Share Grouping Brasil Telecom S.A. (the “Company”) informs, in addition to the Material Fact released on March 8th, 2007, that the share grouping proposal of its shares was approved at the Extraordinary General Shareholders’ Meeting held on April 10, 2007.

(iii) April 25, 2007: Payment of Interest on Shareholders' Equity and Additional Dividends.

We hereby inform Brasil Telecom S.A.’s ("Company") shareholders that the Company’s Executive Management deliberated, following a delegation from the Board of Directors specified on a meeting held on April 25, 2007 the payment of dividends and the interest on shareholders’ equity, which were imputed to the dividends relative to the fiscal year 2006, as Ordinary General Shareholders Meeting held on April 10, 2007, pursuant to article 9 of Law 9,249/95 and Deliberation 207/96 of the Brazilian Securities and Exchange Commission (CVM - Comissão de Valores Mobiliários). Following are the details regarding the payment:

1. Total amount of Interest on Shareholders’ Equity and Dividends – Fiscal Year 2006 Relative to the fiscal year 2006, the total amount of dividends and interest on shareholders’ equity approved was R$410,771,809.92 (four hundred and ten million, seven hundred seventy-one thousand and eight hundred and nine reais and ninety two centavos).

a) Interest on Shareholders’ Equity Relative to the fiscal year 2006, the total amount of interest on shareholders’ equity to be paid is R$348,900,000.00 (three hundred and forty eight million, nine hundred thousand reais) according to the Material Facts released on the fiscal year 2006, as follow:

Amount Appropriated on 2006 Fiscal Year:

DATE OF THE CREDIT	DATE OF THE MATERIAL FACT RELEASED	RECORD DATE	BRAZILIAN EX- DATE	TOTAL AMOUNT APPROPRIETED (R$)	GROSS AMOUNT PER 1,000 SHARES (R$)	AMOUNT NET OF INCOME TAX PER 1,000 SHARES (R$)
06/30/2006	06/29/2006	07/10/2006	07/11/2006	245,000,000.00	0.447674858	0.380523629
12/29/2006	12/15/2006	12/26/2006	12/27/2006	103,900,000.00	0.189850685	0.161373082

b) Additional Dividends

The total amount of additional dividends of R$61,871,809.92 (sixty one million, eight hundred and seventy one thousand, eight hundred and nine reais and ninety two centavos), equivalent to R$0.113054913 per 1,000 thousand preferred and common shares, was approved based on the profits of the fiscal year 2006.

RECORD DATE	BRAZILIAN EX-DATE	DATE OF THE MATERIAL FACT RELEASED	GROSS AMOUNT CREDITED (R$)	GROSS AMOUNT PER 1,000 SHARES (R$)
04/10/2007	04/11/2007	03/01/2007	61,871,809.92	0.113054913

2. Payment date From May 31, 2007

3. Form and place of payment Shareholders who have bank accounts and have provided their bank account information to Banco Bradesco S.A. ("Bradesco"), Depositary Institution, will have their interest on shareholders’ equity credited to those accounts.

The interest on shareholders’ equity corresponding to shares deposited with the custodian agent will be credited to the respective stock exchange, which will then transfer the payments to shareholders through certified Brokerage Houses.

The remaining shareholders should proceed to a Bradesco branch of his or her choice, bringing along proof of banking account for registration (optional) and identified with the following documents:

A Natural Person: certified copy of his or her identification card, an Individual Taxpayer Registration (CPF) card and proof of address.

A Legal Person: certified copy of its Federal Taxpayer Registration (CNPJ/MF), and current consolidated articles of association or bylaws. In the case of Corporations, it must be presented the minutes of the general shareholders’ meeting or the executive board meeting, which elected the current officers. Managing partners and officers with powers to represent the company must present a certified copy of their identity card, Individual Taxpayer Registration (CPF) card and proof of address.

If a shareholder is represented under power of attorney, agent of the shareholder must provide the public instrument of the grant of power of attorney, certified copies of the attorney’s identity card and an Individual Taxpayer Registration (CPF) card.

4. Retained Income Tax

The interest on shareholders’ equity had retained income tax at the rate of 15%, except for the shareholders who identified themselves as exempt from taxes at Banco Bradesco S.A. in this condition, according to the Material Facts published on the newspapers Jornal de Brasília, Valor Econômico and Diário Oficial da União, on the fiscal year 2006. The dividends to be paid were calculated based on the amount of the profit registered in the fiscal year 2006. Pursuant to Article 654 of RIR/99, there will be no taxation related on profit referent to the fiscal year 2006 for the natural and legal persons who are residents in Brazil and in case of remittance to other countries.

Material Facts

As required by CVM, the Company released material facts, which dates and texts were as follow:

(i) January 30, 2007: Credit of Interest on Shareholders’ Equity - JSCP

On January 30, 2007, the Company’s Management, by delegation of the Board of Directors in meeting held on the same date resolved on the credit of interest on shareholders’ equity in the amount of R$245,000 (R$208,250 net of withholding income tax). The date set forth for the accounting records of the credit is January 31, 2007. JSCP credited may be attributed to the dividends related to the 2007 fiscal year and shall be subject to the shareholders’ general meeting to be held in 2008, which will resolve on the date of payment.

(ii) March 8, 2007: MTH's Merger

Brasil Telecom S.A. (“Company”), in compliance with CVM (Brazilian Securities and Exchange Commission) Instructions 359/02 and 319/99, hereby discloses to the market the terms of the merger of its controlled company MTH Ventures do Brasil Ltda., with headquarters in the city and state of São Paulo, at Avenida das Nações Unidas nº 12,901, 27º andar, conjunto 2701, Sala02, Torre Oeste, Centro Empresarial Nações Unidas, registered under corporate taxpayer registration number 02,914,967/0001-37, with its constitution acts duly filed at the São Paulo board of trade – JUCESP under the board of trade number 35,215,477,838 ("MTH", and, along with the Company jointly referred to as "Companies") (the "Merger"), which shall be submitted to the Company’s shareholders in Ordinary General Shareholders’ Meeting summoned for April 10, 2007.

1. Objectives of the Merger.

1.1. The Company is the holder of 327,000,000 (three hundred and twenty seven million) quotes, with face value of R$1.00 (one real) each, representing 100% (one hundred percent) of MTH’s capital stock.

1.2. The Merger is justified since it integrates the corporate restructuring project of the companies that are direct or indirectly controlled by the Company.

1.3. MTH does not have operational activity, being a holding company, its Merger will simplify the Company’s corporate structure, generating greater administrative and operational efficiency, reducing costs.

2. Goodwill Benefit

2.1. The goodwill registered by the Company in the amount of R$110,366,049.36 (one hundred and ten million, three hundred and sixty six thousand, forty nine reais and thirty six cents of real), originated from the acquisition of MTH’s quotes and related to its expected future profitability, will be, due to the Merger, fiscally amortized by the

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Company, in compliance with the terms of the tax legislation in effect, within 05 (five) years.

3. Acts which preceded the operation.

3.1. In light of the implementation of the Merger, the following acts were executed until the present date:
(a) On February 16, 2007, the Protocol and Merger Justification ("Protocol and Justification") were signed by the Company’s managements;
(b) On February 27, 2007, the evaluation of MTH’s shareholders’ equity report ("Evaluation Report") was issued; and
(c) On February 27, 2007, the Company’s Fiscal Council issued a favorable opinion to the Merger.

4. Substitution ratio, number and type of shares.

4.1. In light that the Company holds all of MTH’s quotes, new shares will not be issued to replace the rights for the shares that will be extinguished and, consequently, article 264 of Law 6,404/76 will not be applicable. For the same reason, there is no assumption for recess, once there are no minority shareholders in MTH.

5. Criteria for evaluation of MTH’s shareholders’ equity and treatment of shareholders’ equity mutations.

5.1. MTH’s shareholders’ equity was evaluated with a base date of January 31, 2007 ("Base Date"), based on the balance sheet issued specifically for this purpose, based on its accounting value (worth value), by Instituto Técnico de Consultoria e Auditoria – ITECON, with address at SCS Quadra 05, Bloco B, Sobreloja 127, in Brasília, Federal District, registered under Corporate Taxpayer Registration number 24,927,253/0001-73 and registered at the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) in compliance with Declaratory Act number 3,245, dated January 5, 1995, whose contracting will be subject of deliberation by the Company’s General Shareholders’ Meeting, summoned for April 10, 2007.

5.2. MTH’s assets will be transferred to the Company for its accounting values, with the mere replacement by book value, in its accounting books, once the Company holds all of MTH’s capital stock.

5.3. MTH’s operations and asset related changes, verified between the Base Date and the Company’s General Shareholders’ Meeting summoned for April 10, 2007, shall be included. With the approval of the Merger operation, the repercussion of the effects of these operations and changes registered in MTH, as of the Base Date, will be absorbed by the Company.

6. Company’s Capital Stock after the Merger.

6.1. In light that the Company holds all of MTH’s capital stock, the Merger shall be executed without capital increase for the Company and MTH’s quotes held by the Company will be extinguished, in compliance with article 226, 1st paragraph of Law 6,404/76. Thus, the Company’s By-Laws will not suffer any changes due to the Merger.

7. Costs.

7.1. The estimated costs for the Company due to the execution of the Merger operation will be of approximately R$80,000.00 (Eighty thousand reais), being included the expenses with publishing, evaluators, lawyers and all other technical professionals hired to advise the operation.

8. Further information about the operation.

8.1. The completion of the Merger will lead to the extinction of MTH, which shall be succeeded by the Company for universal purposes, in all its assets, rights and obligations.

8.2. The Instituto Técnico de Consultoria e Auditoria – ITECON declares it does not have any relations that may generate conflicts of interests or community of interests,

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

actual or potential, with the Company’s or MTH’s controlling shareholders or, still, related to the Merger itself.

9. Documents availability.

9.1. Finally, the Company inform that (i) the Evaluation Report, and (ii) the Protocol and Merger Justification, as well as (iii) the Minutes of the Company’s Fiscal Council’s Meeting containing a favorable report for the Merger will be made available to the Company’s shareholders for analysis, as of this date, from 9:00 a.m. and 5:00 p.m., at the Company’s headquarters at SIA/Sul – ASP – Lote "D" – Bloco "B", in the city of Brasília, Federal District. A copy of this material will be available at the Brazilian Securities and Exchange Commission (CVM – Comissão de Valores Mobiliários) and at the São Paulo Stock Exchange (Bovespa – Bolsa de Valores de São Paulo) as of this date, as well as at the Company’s official website. The Company’s shareholders who wish to query and analyze the documents that are going to be made available, as abovementioned, must schedule the date and time for the visit at phone (55 61) 3415-1140 at the Investor’s Relations Office.

(iii) March 8, 2007: Share Grouping

According to Board of Director’s Meeting held on 03/07/2007, Brasil Telecom S.A. (“Company”) informs that the management will submit to the Extraordinary General Shareholders’ Meeting of 2007, to be summoned, the share grouping of their respective shares, as follows:

I – Share Grouping: The shares will be grouped from the ratio of 1,000 (one thousand) shares per round lot to 1 (one) share of the same type.

II – The objective: (1) to adjust the unit quotation value of the shares to a more adequate level from a stock market perspective, since the quotation of the shares in Reais gives greater visibility as compared with the price per lot of 1,000 (one thousand) shares; (2) to reduce operating costs to the Company and its shareholders; (3) to increase the efficiency of reporting controls, as well as the disclosure of information to the shareholders.

III – Notice to Shareholders: Once the grouping is approved by the Extraordinary General Shareholders' Meeting, the Company will disclose Notice to the Shareholders establishing a period of 30 (thirty) days, as of the publication of the notice, for the shareholders, at their own criterion, to adjust their equity position, buying or selling, by type, into lots that are multiples of 1,000 (one thousand) shares through trading on the São Paulo Stock Exchange - BOVESPA or on over-the-counter.

IV - Unit Quotation:

Once the period established for the adjustment has expired, the share grouping of their respective shares will be grouped and traded with unit quotation.

V - Sale of the Fractional Shares:

The eventual fractional shares will be separated, grouped in whole numbers and sold in an auction to be carried out on the São Paulo Stock Exchange, with the respective values being credited on the bank accounts of the owners of the fractional shares. For those shareholders whose shares are blocked or whose records are not updated, the amount will be retained by the Company and made available at Banco Bradesco S.A. (Depositary Institution) to the applicable shareholder for payment upon presentation of proper documentation evidencing the unblocking of the shares or identification for the record, as the case may be.

VI – ADR – American Deposit Receipt:

The ADR Shareholders, representative of the preferred shares will be changed from de current ratio of 3,000 (three thousand) shares per ADR to 3 (three) shares per ADR. After that, the Company's Board of Directors authorized the management to practice all the acts to do necessary to accomplishment of the shares grouping operation.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

35. Summary of the differences between Brazilian GAAP and US GAAP

     The consolidated financial statements of the Company have been prepared in accordance with Brazilian GAAP, which differ in certain significant respects from US GAAP.

     The following is a summary of the significant policies and adjustments to net income (loss) and shareholders’ equity required when reconciling such amounts recorded in the consolidated financial statements to the corresponding amounts in accordance with US GAAP, considering the significant differences between Brazilian GAAP and US GAAP:

a. Different criteria for capitalizing and amortizing capitalized interest

     Until December 31, 1993, capitalized interest was not added to the individual assets in property, plant and equipment; instead, it was capitalized separately and amortized over a time period different from the estimated useful lives of the related assets. Under US GAAP, capitalized interest is added to the individual assets and is amortized over their estimated useful lives.

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

     Under US GAAP, in accordance with the provisions of Statements of Financial Accounting Standards (“SFAS”) 34, “Capitalization of Interest Cost”, interest incurred on borrowings is capitalized to the extent that borrowings do not exceed the balances of construction-in-progress. The credit is a reduction of interest expense. Under US GAAP, the amount of interest capitalized excludes the monetary gain associated with the borrowings and the foreign exchange gains and losses on foreign currency borrowings.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The effects of these different criteria for capitalizing and amortizing capitalized interest are as follows:

	Year ended December 31,

	2004	2005	2006

Capitalized Interest difference
US GAAP Capitalized Interest:
Interest capitalized under US GAAP	80,863	59,955	40,207
Accumulated capitalized interest on disposals	(39,743)	(9,537)	(11,051)

	41,120	50,418	29,156

Less Brazilian GAAP Capitalized Interest:
Interest capitalized under Brazilian GAAP	(9,043)	(17,861)	(237)
Accumulated capitalized interest on disposals	57,891	13,274	14,960

Total capitalized interest under Brazilian GAAP	48,848	(4,587)	14,723

US GAAP Difference	89,968	45,831	43,879

Amortization of capitalized interest difference
Amortization under Brazilian GAAP	213,644	171,101	290,478
Less: Amortization under US GAAP	(150,049)	(124,664)	(217,063)
Difference in accumulated amortization on disposals	(29,968)	(5,674)	(6,397)

US GAAP Difference	33,627	40,763	67,018

b. Dividends and interest on shareholders’ equity

     Although under Brazilian Corporate Law proposed dividends require approval at a shareholders’ meeting, under Brazilian Corporate Law they are accrued for in the consolidated financial statements in anticipation of their approval by the shareholders’ meeting. Distributions characterized as interest on shareholders’ equity as well as minimum compulsory dividends are accrued for under both Brazilian and US GAAP. Any excess of proposed dividends over either the minimum compulsory dividend or distributions characterized as interest on shareholders’ equity would not be accrued for under US GAAP, if such proposed dividends are subject to approval at the annual Shareholders’ Meeting. There was no such excess in 2005. In 2006 the proposed dividends in excess of the minimum compulsory dividends were reversed in the reconciliation of shareholders’ equity to US GAAP.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

c. Pensions and other post-retirement benefits

     Refer to Note 36.a for a discussion of differences between Brazilian GAAP and US GAAP as they relate to pensions and other post-retirement benefits. For purposes of the US GAAP reconciliation, the provisions of SFAS 87, “Employers’ Accounting for Pensions” (“SFAS 87”) and SFAS 106, “Employers’ Accounting for Post-retirement Benefits Other than Pensions” (“SFAS 106”) have been applied. The provisions of SFAS 87 were applied with effect from January 1, 1992 because it was not feasible to apply them from the effective date specified in the standard.

     Under Brazilian GAAP, the Company adopted CVM Deliberation 371 during the year ended December 31, 2001 and recorded an adjustment to opening shareholders’ equity amounting to R$328,381, net of R$162,362, which was recorded as deferred income tax on provision for pension. This adjustment was reversed for US GAAP purposes, since all effects of pensions and other post-retirement benefits have already been recognized after applying SFAS 87 and SFAS 106.

     For US GAAP purposes, unrecognized net gain or losses are recognized following the “corridor” approach, i.e., the portion which exceeds 10 percent of the greater of the projected benefit obligation or the market-related value of plan assets is recognized, and the unrecognized prior service cost or benefit and unrecognized transition obligation are deferred according actuarial valuation. These approaches have not been applied for Brazilian GAAP purposes. Under Brazilian GAAP the Company does not recognize an asset when the plan is in surplus.

     On December 31, 2006, the Company adopted SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132R (‘‘SFAS 158’’). This statement requires an employer to recognize the over- or under-funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. The net effect of the adoption of SFAS No. 158 on accumulated other comprehensive income was R$148,404, net of taxes (see note 35.a).

d. Items recorded directly in shareholders’ equity accounts

     Under Brazilian GAAP, some items are recorded directly in shareholders’ equity, which under US GAAP would be recorded in the statements of operations, such as fiscal incentives in regional funds converted into shares or capital quotas of telecommunication companies, detailed in item (l) and tax incentives that are granted to the Company and became effective immediately.

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

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     Basic earnings per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Net income available to preferred shareholders is the sum of the preferred stock dividends (a minimum of 6% of preferred capital, or, as from 2002, 3% per annum calculated on the amount resulting from dividing the net book shareholders’ equity by the total number of the Company’s shares, whichever is greater, as defined in the its By-laws) and the preferred shareholders’ portion of undistributed net income. Undistributed net income is computed by deducting total dividends (the sum of preferred and common stock dividends) from adjusted net income. Undistributed net income is shared equally by the preferred and common shareholders on a pro rata basis. Total dividends are calculated as described in Note 29.e. Diluted earnings per share is computed by increasing the number of shares, calculated by dividing such net income available to common and preferred shareholders by the monthly weighted-average number of common and preferred shares outstanding during the period.

     The weighted-average number of common shares used in computing basic earnings per share for the year ended December 31, 2006 was 249,597,048,000 (249,597,048,000 in 2005 and 249,597,048,000 in 2004). The weighted-average number of preferred shares used in computing basic earnings per share for the year ended December 31, 2006 was 294,998,495,000 (292,016,631,000 in 2005 and 292,068,167,000 in 2004). The Company has received certain contributions from customers or customers have independently paid suppliers of telecommunication equipment and services for the installation of fixed line services. These amounts are reflected as “funds for capitalization” within other non-current liabilities in the accompanying balance sheets. Once the installation is essentially complete and the contributions have been received, the funds will be converted into equity (see Note 29). The shares are treated as outstanding and included in the basic EPS calculation only when such funds are converted to equity and the shares issued. The shares are treated as outstanding for diluted EPS purposes when expansion plan contributions are received or when Community Expansion Plan agreements have been approved. Additionally, the 270,802 (410,737 in 2005) thousand preferred stock options granted under the stock option program for officers and employees mentioned in Note 29.b were considered in the calculation of the diluted earnings per share.

     If the Company is able to pay dividends in excess of the minimum requirement for preferred shareholders and the remainder of the net income is sufficient to provide equal dividends to both common and preferred shareholders, then the basic and the diluted earnings per share will be the same for both common and preferred shareholders.

     The Company’s preferred shares is non-voting except under certain limited circumstances and are entitled to a preferential non-cumulative dividend and to priority over the common shares in the event of its liquidation. In 2004, 2005 and 2006, the amount of dividends paid to the preferred shareholders exceeded the minimum guaranteed dividends, and was equal to the amount per share paid to the common shareholders.

f. Disclosure requirements

     US GAAP disclosure requirements differ from those required by Brazilian GAAP. However, in these consolidated financial statements, the level of disclosure has been expanded to comply with US GAAP.

g. Income taxes

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The Company fully accrues for deferred income taxes on temporary differences between tax and reporting records. The existing policies for accounting for deferred taxes are substantially in accordance with SFAS 109, “Accounting for Income Taxes” (“SFAS 109”).

     Under US GAAP, if a valuation allowance is recognized for a deferred tax asset at the acquisition date, recognized benefits for those tax deductions after this date should be applied first to reduce to zero any goodwill related to that acquisition, second to reduce to zero other non-current intangible assets related to that acquisition, and third to reduce income tax expense. As described in note 9, in 2006, iG Brasil recorded tax loss carryforwards amounting to R$50,330 in 2005. Under US GAAP, the recognition of this benefit is accounted for as a reduction of the valuation allowance against goodwill. Thus, the change in the valuation allowance during the year was as follows:

Deferred tax valuation allowance as of December 31, 2004	161,388

Recognition of deferred tax assets applied to goodwill - iG Brasil	(50,330)
Increase in unrecognized tax losses of subsidiaries (VANT, BrT Multimídia,
BrT CSH and BrT CS Ltda.)	18,358

Deferred tax valuation allowance as of December 31, 2005	129,416

Increase in unrecognized tax losses of subsidiaries (VANT, BrT Multimídia,
BrT CSH and BrT CS Ltda.)	7,313

Deferred tax valuation allowance as of December 31, 2006	136,729

     Deferred tax assets on tax losses in the amount of R$136,729 were not recognized as of December 31, 2006 (that means, for US GAAP purposes, a valuation allowance has been recorded in the same amount), due to the lack of fulfillment of the minimum requirements regarding historical and forecasted taxable income for direct/indirect subsidiaries.

h. Interest expense, interest income and accrued interest

     Brazilian GAAP requires interest expense and income, as well as other financial charges, to be shown as part of operating income (expense) and accrued interest as a part of loans and financing within liability balance. Under US GAAP, interest expense and income, as well as other financial charges, would be shown after operating income (expense) within statements of operations and accrued interest would be included in accounts payable within the balance sheet.

i. Permanent assets

     Brazilian GAAP has a class of assets called permanent assets. This is the collective name for all assets on which indexation adjustments were calculated in the corporate and fiscal law accounts of Brazilian companies. Under US GAAP, the assets in this classification would be non-current assets and property, plant and equipment. Gains and losses on the disposal of permanent assets are presented in Note 8. Such gains and losses are classified as non-operating expense for Brazilian GAAP. Under US GAAP, such gains and losses would affect operating income (expense).

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

j. Price-level adjustments and US GAAP presentation in respect of accounting periods through December 31, 2000

     The effects of price-level adjustments have not been eliminated in the reconciliation to US GAAP, because the application of inflation restatement as measured by the IGP-M, applied until December 31, 2000 under Brazilian GAAP, represents a comprehensive measure of the effects of price level changes in the Brazilian economy and, as such, is considered a meaningful presentation for both Brazilian and U.S. accounting purposes.

     See the reconciliation of net income (loss) for the year ended December 31, 2004 and shareholders’ equity as at that date in accordance with Brazilian Corporate Law to net loss and shareholders’ equity in accordance with Brazilian GAAP reported herein in Note 2.b and a summary explanation of these 2 sets of Brazilian accounting principles in Note 2.a.

k. Funds for capitalization

i. Resources for capital increase and expansion plan contributions

     Under Brazilian GAAP, resources for capital increases and expansion plan contributions received are included in the balance sheet as non-current liabilities until the subscribers have paid for their telephone connection in full and a general meeting of shareholders approves the capital increases.

     Effective January 1, 1996, indexation of the expansion plan contributions was no longer applied and, for contracts signed as from that date, Telebrás (the Company’s former controlling shareholder) was allowed the option of using a value per share equal to the market value, when this was higher than book value. For US GAAP purposes, a portion of the resources for capital increase and expansion plan contributions would be allocated to shareholders’ equity based on the market value of the shares to be issued to subscribers. The remainder of the resources for capital increase and expansion plan contributions would be classified as a deferred credit and amortized to reduce depreciation expense from the time the related construction-in-progress is completed.

ii. Donations and subsidies for investments

     Under Brazilian GAAP, those amounts which comprise principally the excess of the value of property, plant and equipment incorporated into the assets over the corresponding credits for expansion plan contributions received are recorded as a credit to other capital reserves. For US GAAP purposes, the credit to capital reserves would be classified as a deferred credit and amortized to reduce depreciation expense.

l. Valuation of long-lived assets

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

     Brazilian GAAP does not require the two steps approach to determine potential asset impairment, but requires measurement of recoverability for long-lived assets on a recurring basis or when events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable. For all periods presented, no impairment losses were recognized under Brazilian GAAP and US GAAP.

     Under Brazilian GAAP, impairment losses would be recorded as non-operating expenses. Under US GAAP, impairment losses are recorded as operating expenses. Additionally, under Brazilian GAAP the gains (losses) on disposal of permanent assets and write-off of permanent assets due to obsolescence (as presented in Note 8) are considered a non-operating item, while under US GAAP they are all considered operating expenses.

m. Stock options

     Under US GAAP, the Company account for stock options in accordance with SFAS 123, “Accounting for Stock-Based Compensation,” which establishes a fair-value method of accounting for employee stock options or similar equity instruments. For US GAAP, the Black-Scholes option-pricing model was used to estimate the grant date fair value of its options granted. Under Brazilian GAAP, there is no requirement to account for stock options at fair value.

     The fair value of options is recognized over the expected vesting term of the option for US GAAP purposes, which is three years. An amount of R$100 was recognized for US GAAP purposes as stock option compensation expense (income of R$1,637 in 2005 related to forfeitures and expense of R$1,254 in 2004). No stock option compensation expense was recognized for Brazilian GAAP purposes. In accordance with SFAS No. 123(R) “Accounting for Stock-based Compensation”, since the options are adjusted for the Brazilian consumer price index, the Company accounts for its stock option plan by accruing a liability at fair value relating to the options issued under the plan at each period end. The Company previously classified its stock options as equity. The cumulative effect of the adoption of SFAS No. 123 (R) at January 1, 2006 amounting to R$481 is reflected separately in the “Shareholders’ equity reconciliation” for the year ended December 2006.

     See detailed disclosure relating to the options in note 36.b.

n. Revenue recognition

i) Activation and installation fees

     Under Brazilian GAAP, revenues from activation and installation fees are recognized upon activation of customer services. Under US GAAP, revenues and related taxes from activation and installation fees are deferred and amortized over five years, the estimated average customer life.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

ii) Sales of public telephone cards

     Under Brazilian GAAP revenues from public telephone phone cards are recognized when the cards are sold. Under US GAAP, revenues generated from sales of public telephone phone cards are recognized as such services are provided. For US GAAP, deferred revenues at each consolidated balance sheet date are determined based upon estimates of sold but unused public phone card credits outstanding as of each consolidated balance sheet date.

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

     Under US GAAP, goodwill represents the excess of cost over the fair value of net assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 144, Accounting for Impairment or Disposal of Long-Lived Assets.

     The amortization of the goodwill recognized under Brazilian GAAP has been reversed under US GAAP in connection with the adoption of SFAS 142.

     Under SFAS 142, the company evaluates goodwill for impairment by determining the fair value of each reporting unit and comparing it to the carrying amount of the reporting unit on a yearly basis. To the extent the carrying amount of a reporting unit exceeds the respective fair value, the respective goodwill is considered to be impaired. Under this scenario, the Company would be required to perform the second step of the impairment test which involves the calculation of a hypothetical goodwill balance to measure the amount of impairment to be recorded.

     Under the terms of the operating concessions granted by the Federal Government, the Company is obliged to provide a certain minimum level of services over the entire area covered by its fixed-line operating licenses. Also, the Company does not possess discrete financial information that could allow a determination of assets and liabilities (and goodwill) allocation in a level below the entire fixed-line business segment and neither does it manage different areas of the concession as if they were separate businesses and has thus considered the entire fixed-line business to be one reporting unit. In viewing all of fixed-line assets and liabilities of the Company as one reporting unit and performing an initial assessment on this reporting unit as to whether there was an indication that goodwill is impaired, the second step of the impairment test was not required. For the internet segment the Company applies separated assessment for each

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

report unit. The Company was not required to recognize an impairment loss under US GAAP for any of the periods presented.

     Prior to the adoption of SFAS 142 on January 1, 2002, for US GAAP purposes, goodwill was amortized on a straight-line basis over the expected periods to be benefited, and assessed for recoverability by determining whether the amortization of the goodwill balance over its remaining life could be recovered through undiscounted future operating cash flows of the acquired operation. All other intangible assets were amortized on a straight-line basis. The amount of goodwill and other intangible asset impairment, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting the Company’s average cost of funds.

     Under Brazilian GAAP, goodwill amortization is classified in operating or non-operating expenses, depending on its origin. Under US GAAP, goodwill amortization was classified in operating expenses until December 31, 2001.

Business combinations

i) Purchase of minority interests in the eight operating companies formerly held directly by the Company’s Parent.

     On February 28, 2000, the Parent Company reorganized its investments in fixed-line telecommunication companies, by exchanging its shares in its eight smaller operating subsidiaries for newly issued shares of its main operating subsidiary, Telecomunicações do Paraná S.A. – TELEPAR. The minority shareholders of the smaller operating companies also exchanged their shares for newly issued shares of TELEPAR. These companies were then merged into TELEPAR. After the merger, the name of TELEPAR was changed to Brasil Telecom S.A.

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

     Under US GAAP, the purchase price of these shares was calculated based on the traded market value of Telepar shares at the time of the exchange. The purchase price is then compared to the fair value of the assets and liabilities of each of the operating companies to determine the goodwill amounting to R$26,698.

     Prior to adoption of SFAS 142, goodwill was amortized. The remaining amount of goodwill under US GAAP is R$16,464 as from January 1, 2002.

ii) Purchase of controlling interest in CRT

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     On July 31, 2000, the Company and its Parent, purchased all of the outstanding shares of TBS Participações S.A. (TBS), the holding company of Companhia Riograndense de Telecomunicações (CRT) for R$1,499,760.

     In accordance with US GAAP, the Company registered goodwill in the amount of R$1,064,913 and an adjustment to reduce the fixed assets to their fair value in the amount of R$48,183.

     The adjustment to record fixed assets at fair value is being depreciated over the remaining useful lives of the respective fixed assets.

     Additionally, the amortization of the recomputed goodwill recognized in 2004, 2005 and 2006 under BR GAAP, in the amount of R$66,591, R$102,716 and R$10,965, respectively, has been reversed under US GAAP in connection with the adoption of SFAS 142.

     The remaining amount of goodwill under US GAAP purposes is R$ 869,257 as from January 1, 2002.

     As of December 31, 2006, the Company reclassified certain adjustments related to historical purchase accounting relating to the acquisition of controlling interest in CRT in the reconciliation of shareholders’ equity from Brazilian GAAP to US GAAP. The prior year reconciliation was reclassified to conform to the current year presentation. This reclassification had no impact on either net income or shareholders’ equity for the periods presented.

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

     Under US GAAP, the purchase price of the minority interest in CRT was determined on December 28, 2000. The net effect of recording purchase on transaction close date was R$6,453, which was recorded on shareholders’ equity. Additionally, the Company registered goodwill in the amount of R$162,133 and an adjustment to reduce the fixed assets to their fair value in the amount of R$113,898.

     The adjustment to record fixed assets at fair value is being depreciated over the remaining useful lives of the respective fixed assets. The remaining amount of goodwill under US GAAP purposes is R$129,706 as from January 1, 2002.

     As of December 31, 2006 the Company reclassified certain adjustments related to historical purchase accounting relating to the acquisition of minority interest in CRT in the reconciliation of shareholders’ equity from Brazilian GAAP to US GAAP. The prior year reconciliation was reclassified to conform to the current year presentation. This reclassification had no impact on either net income or shareholders’ equity for the periods presented.

iv) Step up in basis of companies under common control

     Under US GAAP, Emerging Issues Task Force 90-5, “Exchanges of Ownership Interests between Entities under Common Control,” when an exchange of shares between companies under common control takes place, the parent company’s basis in the subsidiaries should be reflected (or “pushed down”) as the basis in the financial statements of the surviving entity. The parent company, which originally acquired the nine operating companies in the privatization auction (Solpart) in August 1998, recorded significant goodwill in that purchase. This goodwill, along with the step up in the basis of the fixed assets to fair value at the time of the purchase, results in an increase in the combined assets, as well as in the Company’s shareholders’ equity of R$982,090 (R$589,630 of future profitability and R$392,460 of assets value).

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The adjustment to record fixed assets at fair value is being depreciated over the remaining useful lives of the respective fixed assets. The remaining amount of goodwill under US GAAP is R$186,716 as from January 1, 2002.

v) Purchase of controlling interest in iBest

     On June 26, 2003, the Company purchased the remaining capital of 50.5% of iBest S/A for R$157,045 and became owner of 100% of its capital share. The results of iBest operations have been included in the consolidated financial statements as from such date.

     Under US GAAP, the purchase price was allocated as intangible assets R$78,615 and goodwill R$65,322.

     The intangible assets recorded under US GAAP consist of the Customer List R$11,572 and Trademark R$67,043. The valuation of the intangible assets followed the methodology of Income Approach. These methods of estimating value have involved the discounting or capitalizing of an income stream. In the income approach, variables such as earnings or cash flows are utilized as a proxy for the expected benefits to the owners of the business.

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

vi) Goodwill Group BrT Cabos Submarinos (GlobeNet)

     During the second quarter of 2003, BrTI invested, as shareholder or quotaholder, of the Group BrT Cabos Submarinos (formerly known as GlobeNet). This acquisition generated goodwill in an amount of R$6,324, which is being amortized under Brazilian GAAP in five years, and has been reversed under US GAAP in connection with the adoption of SFAS 142.

vii) Purchase of controlling interest in BrT Multimídia

     On May 13, 2004, the Company purchased the remaining capital of 80.1% of BrT Multimídia for R$226,408 and became owner of 100% of its capital stock. The results of BrT Multimídia operations have been included in the consolidated financial statements as from such date. Before the acquisition of the control the Company valuated the investment in BrT Multimídia by cost.

     Under US GAAP, the purchase price was allocated as intangible assets R$48,678, fair value of fixed assets R$43,637 and goodwill R$58,797.

     The adjustment to record fixed assets at fair value is being depreciated over the remaining useful lives of the respective fixed assets. Intangible assets consist of the customer list R$25,607, order backlog list R$18,810 and trademark value R$4,261. The amortization related to the customer list and order backlog list is being calculated at the estimated churn rate and the future free cash flow generated by the customer list and order backlog list existing at the

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

acquisition date. The trademark was amortized over a period of 12 months, equivalent to the period which its use was contracted. After this period, the Company is not able to use the trademark “BrT Multimídia” anymore.

     The valuation of the intangible assets followed the income approach methodology. This method of estimating value involved the discounting the income stream associated with the related intangible asset. In the income approach, variables such as earnings or cash flows are utilized as a proxy for the expected benefits to the owners of the business

viii) Purchase of controlling interest in iG Group

     On April 02, 2004, the Company purchased an interest of 12.25% in iG Group capital for R$150,114. On November 24, 2004, the Company purchased an additional interest of 50.75% of iG Group capital for R$143,664 and became owner of 63.0% of its capital stock. The results of iG Group operations have been included in the consolidated financial statements as from such date. On July 31, 2005, the Company purchased an additional interest of 25.61% of iG Group capital stock for R$54,651.

     Under US GAAP, the purchase price of these acquisitions was allocated as intangible assets R$52,907 and goodwill R$260,292.

     Intangible assets consist of the customer list R$5,983 and trademark value R$46,924. The amortization related to the customer list is being calculated at the estimated churn rate and the future free cash flow generated by the customer list existing at the acquisition dates. Trademark and goodwill recognized in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142.

     The Company reduced the amount of goodwill in R$50,330 to recognize deferred tax asset related to the acquisition date. The remaining amount of the goodwill is R$209,962 at December 31, 2005

Allocation of goodwill by segment

     The Company has goodwill reportable by following segments: (i) fixed telephony and data transmission segment comprised of BrT, BrT Cabos Submarinos Companies and BrT Multimídia; (ii) internet segment comprised of iG Group and iBest Group.

     Below are the changes in the carrying amount of goodwill under US GAAP by reportable segment:

	Fixed
	Telephony
	and data	Internet	Total
	transmition

Balance as of December 31, 2004	1,267,267	291,572	1,558,839

Goodwill recorded during the year		34,043	34,043
Recognition of deferred tax asset that existed at	-	(50,330)	(50,330)
the original acquisition date

Balance as of December 31, 2005 and 2006	1,267,267	275,285	1,542,552

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

The segments are tested for impairment in accordance to the SFAS 142 and the Company did not record any impairment losses for the periods presented.

Intangible assets by segment

The amount of intangible assets subject to amortization is as follows (also see note 18 for disclosures on the Company’s other intangible assets):

	As of December 31, 2006

Amortized intangible assets	Gross Carrying Amount	Accumulated Amortization
			Net book value

Fixed Telephony and data transmition	44,417	(32,682)	11,735
Customer List	25,607	(14,368)	11,239
Order Backlog List	18,810	(18,314)	496
Internet	17,555	(17,367)	188
Customer List	17,555	(17,367)	188

Total	61,972	(50,049)	11,923

	As of December 31, 2005

Amortized intangible assets	Gross Carrying	Accumulated
	Amount	Amortization	Net book value

Fixed Telephony and data transmition	44,417	(24,238)	20,179
Customer List	25,607	(7,155)	18,452
Order Backlog List	18,810	(17,083)	1,727
Internet	17,555	(16,170)	1,385
Customer List	17,555	(16,170)	1,385

Total	61,972	(40,408)	21,564

For de year ended on December 31, 2004, 2005 and 2006 the aggregated amortizations expenses were:

	Fixed Telephony
	and data	Internet
	transmition

2004	13,721	2,618
2005	14,777	3,844
2006	8,444	1,197

The expected future annual amortization for these intangible assets as of December 31, 2006 is as follows:

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

	Fixed Telephony
Estimated Amortization Expense	and data	Internet
	transmition

2007	4,945	135
2008	2,958	33
2009	1,690	10
2010	967	3
2011	504	1

The amount of intangible assets that are not subject to amortization, but are annually tested by impairment, under US GAAP, is as follows:

	As of December	As of
	31, 2006	December 31,
		2005

Internet
Trademark	113,967	113,967

p. Derivative financial instruments

     Under Brazilian GAAP, swap contracts are recorded on the balance sheet based on the net amount to be received or paid. For US GAAP purposes, the Company applied SFAS 133, “Derivative Instruments and Hedging Activities”, as amended by SFAS 137 and SFAS 138 (collectively, “SFAS 133”). Under SFAS 133, the swap contracts are recorded on the balance sheet at fair value, with changes in fair value recognized in earnings unless specific hedge criteria are met. The Company did not account for any derivative transactions using hedge accounting.

q. Capital leases

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

r. Pre-operating costs

     According to Brazilian GAAP all expenses registered during the pre-operating stage of the Company’s subsidiary BrT Celular is deferred until the subsidiary starts its operations, when the deferred expenses are amortized over the future period of which the subsidiary expects to benefit from these expenses.

     Under US GAAP, expenses registered during the start-up stage and organizations of a development stage entity are expensed as incurred, according to Statement of Position 98-5 “Reporting on the Costs of Start-up activities”.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

s. Asset retirement obligations

     Under US GAAP SFAS No. 143 “Accounting for Asset Retirement Obligations” requires the Company to record the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long lived assets that result from the acquisition, construction, development, and/or normal use of the assets. The Company also records a corresponding asset that is depreciated over the life of the related asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. The Company has certain legal obligations related to BrT Celular’s infrastructure (tower assets) regarding remediation of leased land on which the Company’s network assets are located. These obligations are accounted for under SFAS 143 for US GAAP purposes. Under Brazilian GAAP, asset retirement obligations are not recorded.

     The calculation of the provision is based on the amounts of the actual contracts with third parties for the removal of the towers. As the contracts are readjusted annually, no discount rates were considered in the fair value calculation.

     The reconciliation of the provision for asset retirement obligations is as follows:

	2004	2005	2006

Balance - Beginning of year	-	1,084	1,859
Accretion expense	1,084	775	4,898
Balance - End of year	1,084	1,859	6,757

     Additionally, the depreciation of the asset retirement obligation recognized in 2004, 2005 and 2006 composed the reconciliation of net income (loss) in the amount of R$5, R$64 and R$2,503, respectively.

t. Comprehensive income

     Brazilian GAAP does not recognize the concept of comprehensive income.

     Under US GAAP, SFAS No. 130, “Reporting Comprehensive Income”, requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and “Other comprehensive income”, which include charges or credits directly to equity that are not the result of transactions with shareholders. The Company’s accumulated comprehensive income at December 31, 2006 relates to the adoption of SFAS No. 158.

u. Cash and Cash Equivalents

     Under US GAAP, cash equivalents are defined as short-term, highly liquid investments, which are both readily convertible to known amounts of cash and original maturities of 90 days or less. The Company holds certain highly liquid, low risk financial investments, comprised principally of high quality government debt, which are classified as cash equivalents under BR GAAP. Although the investments have high level of liquidity and present insignificant risks of changes in value, under US GAAP, since these investments have original maturities of over 90 days, such

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

investments do not qualify as cash equivalents. This change in definition was adopted during the year ended December 31, 2006. Consequently the below disclosure had not been presented in the Company's Annual Reports on Form 20-F for prior years. The effect of this difference in definition on the Company’s balance sheets and statements of cash flows for the periods presented is as follows:

	2005	2006

Cash and cash equivalents under Brazilian GAAP	1,730,083	2,541,608
Difference in definition of temporary investments	(1,374,215)	(2,140,065)
Cash and cash equivalents under US GAAP	355,868	401,543

Cash Flows	2004	2005	2006

Operating activities under Brazilian GAAP	3,471,730	2,460,809	2,525,697
Cash flows relating to short-term investments under
US GAAP	(1,045,468)	531,910	(765,850)
Operating activities under US GAAP	2,426,262	2,992,719	1,759,847

Cash and cash equivalents at beginning of the year
under Brazilian GAAP	1,465,765	2,397,810	1,730,083
Difference in definition of temporary investments at
beginning of the year	(860,657)	(1,906,125)	(1,374,215)

Cash and cash equivalents at beginning of the
year under US GAAP	605,108	491,685	355,868

Increase in cash and cash equivalents under
Brazilian GAAP	932,045	(667,727)	811,525
Cash flows to short-term investments under US
GAAP	(1,045,468)	531,910	(765,850)

Cash and cash equivalents at end of year under
US GAAP	491,685	355,868	401,543

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Net income (loss) reconciliation of the differences between Brazilian GAAP and U. S. GAAP
Years ended December 31, 2004, 2005 and 2006

		2004	2005	2006

Net income (loss) as reported under Brazilian GAAP		98,840	(303,671)	432,391
Add/(deduct):	Note
Different criteria for:
Capitalized interest	35(a)	89,968	45,831	43,879
Amortization of capitalized interest	35(a)	33,627	40,763	67,018
Pensions and other post-retirement benefits
SISTEL
US GAAP accrued pension cost	35(c)/36(a)	25,037	38,202	-
FBrTPrev
US GAAP accrued pension cost	35(c)/36(a)	54,101	263,460	(29,549)
TCSPREV
US GAAP accrued pension cost	35(c)/36(a)	-	-	63,323
Items posted directly to shareholder’s equity:
Fiscal incentive received	35(d)	450	-	-
Amortization of deferred credit on contributions plan
expansion	35(k)	72,015	58,221	102,197
Compensation cost of stock options	35(m)/36(b)	(1,254)	1,637	(100)
Reversal of amortization of goodwill attributable to	35(o)
purchase of control and minority interests in CRT	(ii)/(iii)	66,591	102,716	10,965
Reduction of depreciation of Step-up in fair value
related to purchase of control and minority interest in	35(o)
CRT	(ii)/(iii)	14,441	11,881	20,213
Reversal of provision for deferred tax asset – acquisition
of iG	35(o) (viii)	-	(50,330)	-
Depreciation of step-up in basis of companies under
common control	35(o) (iv)	(28,861)	(23,333)	(39,698)
Amortization customer list of iBest	35(o) (v)	(1,604)	(224)	(31)
Amortization intangibles of BrT Multimídia	35(o) (vii)	(17,257)	(20,371)	(11,729)
Amortization intangibles of iG	35(o) (viii)	(1,014)	(3,620)	(1,166)
Reversal of amortization of goodwill GlobeNet	35(o) (vi)	(700)	1,881	1,881
Reversal of amortization of goodwill iBest	35(o) (v)	43,034	24,975	3,594
Reversal of amortization of goodwill BrT Multimídia	35(o) (vii)	15,512	23,269	23,269
Reversal of amortization of goodwill iG	35(o) (viii)	4,015	75,996	46,787
Deferred revenue, net of related costs - activation and
installation fees	35(n) (i)	7,827	11,214	2,306
Deferred revenue - public telephone cards	35(n) (ii)	(3,148)	(1,363)	6,957
Change in fair value of derivative financial instruments	35(p)	(9,281)	(16,746)	(16,722)
Capital leases	35(q)	(725)	136	(4,386)
Pre-operating costs of mobile operations	35(r)	(170,602)	-	(926)
Reversal of pre-operating costs of mobile operations
amortization	35(r)	6,431	38,918	38,598
Asset retirement obligation	35(s)	(5)	(64)	(2,503)
Consolidation adjustments – others		11,593	-	-
Deferred tax effect of above adjustments		(24,124)	(150,588)	(69,269)

US GAAP net income		284,907	168,790	687,299

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

	2004	2005	2006

Net income (loss) per thousand shares in accordance with
US GAAP:

US GAAP net income (loss) – allocated to common shares –
basic and diluted	131,284	77,785	315,000
US GAAP net income (loss) – allocated to preferred shares
– basic and diluted	153,623	91,005	372,299

Weighted average shares outstanding (in thousands):
Common shares – basic	249,597,048	249,597,048	249,597,048
Common shares – diluted	249,597,048	249,597,048	249,597,048
Preferred shares – basic	292,068,167	292,016,631	294,998,495
Preferred shares – diluted	292,070,164	292,017,835	294,999,494

US GAAP net income (loss), per thousand shares:
Common shares – basic	0.53	0.31	1.26
Common shares – diluted	0.53	0.31	1.26
Preferred shares – basic	0.53	0.31	1.26
Preferred shares – diluted	0.53	0.31	1.26

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Shareholders’ equity reconciliation of the differences between Brazilian GAAP and US GAAP
As of December 31, 2005 and 2006

		2005	2006

Total shareholders’ equity as reported under Brazilian GAAP	Note	5,496,607	5,528,301
Add/(deduct):
Different criteria for:
Capitalized interest	35(a)	(610,619)	(566,740)
Amortization of capitalized interest	35(a)	967,534	1,034,552
Reversal of accrued dividends	35(b)	-	61,872
Pension and other post-retirement benefits
SISTEL:
US GAAP gain on plan curtailment and settlement	35(c)	176,607	176,607
US GAAP accrued pension cost	35(c)	(176,607)	(176,607)
FBRTPREV:
US GAAP prepaid accrued pension cost	35(c)	38,929	9,380
TCSPREV
US GAAP accrued pension cost	35(c)/ 36(a)	-	63,323
Contributions to plant expansion:
Amortization of deferred credit	35(k)	767,379	869,576
Subscribed capital stock	35(k)	(611,449)	(611,449)
Donations and subscriptions for investment	35(k)	(258,126)	(258,126)
Goodwill attributable to purchase of minority interests in eight
operating companies	35(o) (i)	16,464	16,464
Goodwill attributable to purchase of controlling and minority interest in
CRT	35(o) (ii)/(iii)	987,998	998,963
Step-up in fair value related to purchase of control and minority interest
in CRT net of reduction in depreciation	35(o) (ii)/(iii)	(82,371)	(62,158)
Net effect of recording purchase of minority interest in CRT on
transaction closing date	35(o) (iii)	(6,453)	(6,453)
Step-up in basis of companies under common control, net of
amortization until 2001 and depreciation	35(o) (iv)	290,342	250,644
Amortization customer list of iBest	35(o) (v)	(11,536)	(11,567)
Amortization intangibles of BrT Multimídia	35(o) (vii)	(37,628)	(49,357)
Amortization intangibles of iG	35(o) (viii)	(4,634)	(5,800)
Reversal of amortization of goodwill GlobeNet	35(o) (vi)	1,830	3,711
Reversal of amortization of goodwill iBest	35(o) (v)	68,009	71,603
Reversal of amortization of goodwill BrT Multimídia	35(o) (vii)	38,781	62,050
Reversal of amortization of goodwill iG	35(o) (viii)	80,010	126,797
Reversal of provision for deferred tax asset – acquisition of iG	35(o) (viii)	(50,330)	(50,330)
Deferred revenue, net of related costs - activation and installation fees	35(n) (i)	(42,479)	(40,173)
Deferred–revenue - public telephone cards	35(n) (ii)	(15,918)	(8,961)
Change in fair value of derivative financial instruments	35(p)	20,518	3,796
Capital leases	35(q)	(472)	(4,858)
Preoperating costs of mobile operations	35(r)	(192,858)	(193,784)
Reversal of pre-operating costs of mobile operations amortization	35(r)	45,349	83,947
Asset retirement obligation	35(s)	(68)	(2,571)
Deferred tax effect of above adjustments		(336,623)	(405,892)
Compensations cost of Stock Options	35(m)/36(b)		(100)
Cumulative effect of adoption of SFAS nº 123 (R)	35(m)/36(b)		(481)
Effect of adoption of SFAS nº 158, net of taxes of R$76,451	36(a)	-	148,404

Total shareholders’ equity under US GAAP		6,558,186	7,054,583

Accumulated other comprehensive income	35(a)	-	148,404

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Statements of changes in shareholders’ equity in accordance with US GAAP
Years ended December 31, 2004, 2005 and 2006

	Note	Total

Balance, January 1, 2004		7,256,440

Forfeiture of unclaimed dividends		11,569
Increase in treasury stock		(37,550)
Declaration of dividends		(444,500)
Contribution by the employees related to the costs of the stock
compensation plan	34(m) /35(b)	1,254
Net income for the year		284,907

Balance, December 31, 2004		7,072,120

Forfeiture of unclaimed dividends		7,685
Increase in treasury stock	29 (b)	(62,272)
Declaration of dividends	29 (e)	(626,500)
Contribution by the employees related to the costs of the stock
compensation plan	34(m)/ 35(b)	(1,637)
Net income for the year		168,790

Balance, December 31, 2005		6,558,186

Forfeiture of unclaimed dividends		10,068
Dividends and interest on shareholders’ equity	29 (e)	(348,900)

Net income for the year		687,299
Donations and subsidies for investments		7
Cumulative effect of adoption of SFAS No. 123 (R)	34(m)/35(b)	(481)
Accumulated other comprehensive income	35 (a)	148,404

Balance, December 31, 2006		7,054,583

36. Additional disclosures required by US GAAP

a. Pension and other post-retirement benefits:

     The Company sponsors various private pension plans designed to provide retirement benefits and medical assistance to employees and their dependents. These plans are managed by: (i) Fundação 14 de Previdência Privada (“Fundação 14”); (ii) Fundação BrTPREV (“FBrTPREV”), former Fundação dos Empregados da Companhia Riograndense de Telecomunicações (FCRT), which administered the benefit plans of CRT, acquired in 2000; and (iii) Fundação de Seguridade Social (SISTEL), which managed plans for pension and other post retirement benefits for most companies of the former Telebrás System.

     The Company’s bylaws stipulate approval of the supplementary pension policy and the joint liability attributed to the defined benefit plans is subject to the acts signed with the

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

foundations, with the agreement of the SPC (Secretaria de Previdência Complementar), when applicable to the specific plans.

     The status of each plan is reviewed annually by independent actuaries at the balance sheet date. For December 31, 2005 and 2006, the independent actuarial of the Company was Mercer Human Resource Consulting.

     Summary of the plans:

Administration	Plan	Contribution	Sponsor	Status

PBS-
SISTEL	A/PAMA	Defined benefit	Multiemployer	Overfunded

	TCSPREV	Defined
		contribution, settled	Single	Overfunded
Fundação 14		benefit and defined	employer
benefit

	PAMEC-BrT	Defined benefit	Single	Underfunded
employer

	BrTPREV	Defined	Single	Underfunded
		contribution and	employer
FBrTPREV		settled benefit

	Founder and	Defined benefit	Single	Underfunded
	alternative		employer
plan

(i) Single employer - Defined benefit and settled benefit plans

  Plans administered by Fundação 14

     From the date of the split of the only pension plan managed by SISTEL, the PBS, in January 2000, the Company had already predicted a new trend in pension benefits. This new model would result in an independent management model for the TCSPREV pension plan, by means of a specific entity. This trend also occurred in other main SISTEL pension plan sponsoring companies, which each created their respective supplementary pension plan foundations. In this new model, Fundação 14 de Previdência Privada was created in 2004, with the purpose of taking over the management and operation of the TCSPREV pension plan. This process, which started from March 10, 2005, was backed by the segment’s specific legislation and properly approved by the Secretaria de Previdência Complementar – SPC (the Brazilian pension’s regulatory authority).

     In accordance with the Transfer Agreement entered into between Fundação Sistel de Seguridade Social and Fundação 14 de Previdência Privada, SISTEL, by means of the Management Agreement, rendered management and operation services of TCSPREV and PAMEC-BrT plans to Fundação 14, after the transfer of these plans, which took place on March 10, 2005, up to September 30, 2006. From this date on, Fundação 14 took over the management and operation services of its plans.

     A summary of the liability as of December 31, 2005 and 2006 for the Company’s active employees’ defined benefit pension plan was as follows:

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     TCSPrev

	2005	2006

Change in benefit obligation
PBO at beginning of period	319,073	337,173
Service cost (with interest)	4,090	5,285
Interest cost	35,187	37,097
Actual benefit payment	(16,604)	(18,072)
(Gain)/loss on obligation	(4,573)	58,723

PBO at end of period	337,173	420,206

Change in plan assets
Plan assets at the beginning of period	475,911	645,051
Actual benefits paid	(16,604)	(18,072)
Actual participant contribution	555	435
Actual employer contribution	796	893
Actual return on plan assets	184,393	89,457

Plan assets at end of period	645,051	717,764

Funded status at end of year	(307,878)	(297,558)
Unrecognized net actuarial loss (gain)	(189,704)
Unrecoginized prior service cost (benefit)	(108,149)
Unrecoginized initial transition obligation	5,131

Net amount recognized	(15,156)	(297,558)

     PAMEC

	2005	2006

Change in benefit obligation
PBO at beginning of period	886	1,099
Service cost (with interest)	1	5
Interest cost	98	122
Actual benefit payment	(83)	(19)
(Gain)/loss on obligation	197	322

PBO at end of period	1,099	1,529

Change in plan assets
Plan assets at the beginning of period	1,009	925
Actual benefits paid	(83)	(19)
Actual return on plan assets	(1)	(23)

Plan assets at end of period	925	883

Funded status at end of year	174	646

Unrecognized net actuarial loss (gain)	(110)

Net amount recognized	284	646

     The net periodic pension cost for 2004, 2005 and 2006 for the Fundação 14 administered plans was as follows:

     TCSPrev:

	2004	2005	2006

Service cost	3,700	4,090	5,285

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Interest cost	31,013	35,187	37,097
Expected return on assets	(50,807)	(84,820)	(78,604)
Amortization of gains (loss), prior service cost
and transition obligation	(7,428)	(6,443)	(10,515)
Expected Participants Contributions	(627)	(576)	(537)

Net periodic pension cost (income)	(24,149)	(52,562)	(47,274)

PAMEC

	2004	2005	2006

Service cost	1	1	5
Interest cost	302	98	122
Expected return on assets	(111)	(163)	(104)
Amortization of gains (loss), prior service cost
and transition obligation	70	(19)	0

Net periodic pension cost (income)	262	(83)	23

TCSPREV:

2006

Transition obligation (asset) not yet recognized in NPPC at beginning of
period	5,131
Transition obligation recognized in NPPC during period	(1,301)
Prior service cost (credit) not yet recognized in NPPC at beginning of
period	(108,149)
Prior service cost recognized in NPPC during period	5,636
(Gain)/loss not yet recognized in NPCC at beginning of period	(189,704)
(Gain)/loss recognized in NPCC during period	6,180
Total net actuarial (gain)/loss arising during period	47,972

Total recognized in accumulated other comprehensive loss/(income) at
December 31, 2006	(234,235)

PAMEC:

2006

(Gain)/loss not yet recognized in NPCC at beginning of period	(110)
Total net actuarial (gain)/loss arising during period	449

Total recognized in accumulated other comprehensive loss/(income) ate
December 31, 2006	339

     The amounts of TCSPREV and PAMEC plan expected to be recognized in the next period benefit cost are as follows:

	TCSPREV	PAMEC

Service cost (with interest)	3,424	8
Interest cost	46,227	170

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Expected return of plan assets	(90,960)	(118)
Amortization of (gain)/loss	(3,946)	-
Amortization of prior service cost	(5,636)	8
Amortization of transition obligation	1,301	-
Expected participation contribution	(710)	-

Net periodic cost	(50,300)	68

     The changes in the accrued pension cost for the Fundação 14 administered plans for the year ended December 31, 2005 and 2006 areas follows:

TCSPrev:

	2005	2006

Accrued pension cost at the beginning of the year	38,202	(15,156)
Net periodic cost for the year	(52,562)	(47,274)
Company contributions during the year	(796)	(893)

Prepaid pension cost at the end of the year	(15,156)	(63,323)

Effect of adoption of SFAS 158	-	(234,235)

Net amount recognized	(15,156)	(297,558)

PAMEC

	2005	2006

Accrued pension cost at the beginning of the year	367	284
Net periodic cost for the year	(83)	23

Accrued pension cost at the end of the year	284	307

The actuarial assumptions used in 2004, 2005 and 2006 were as follows:

	2004	2005	2006

Discount rate for determining projected benefit
obligations	6.00%	6.00%	6.00%
Rate of increase in compensation levels	2.00%	2.00%	2.00%
Expected long-term rate of return on plan assets of
TCSPREV	12.50%	6.99%	7.48%
Expected long-term rate of return on plan assets of
PAMEC	11.00%	6.16%	8.33%

The rates are real rates and exclude inflation.

     The weighted-average asset allocation of the Fundação 14 administered plans at December 31, 2005 and 2006 were as follows:

TCSPrev:

	Asset Allocation

Asset Category	2005	2006

Equity securities	16.57%	15.62%
Debt securities	82.45%	83.50%
Real estate	0.00%	0.00%

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Loans	0.98%	0.88%

Grand Total	100%	100%

PAMEC:

	Asset Allocation

Asset Category	2005	2006

Equity securities	0%	0%
Debt securities	100%	100%
Real estate	0%	0%
Loans	0%	0%

Grand Total	100%	100%

     The Pension Funds’ investment strategy is described in its investment policy, which is approved annually by the Pension Fund’s Board. It states that the investment decisions should consider: (i) capital preservation; (ii) diversification; (iii) risk tolerance; (iv) expected returns versus benefit plan’s interest rates; (v) compatibility between investments liquidity and pensions’ cash flows and (vi) reasonable costs. It also defines volume ranges for the different types of investment allowed for pension funds, which are: domestic fixed income, domestic equity, loans to pension fund’s members and real state. In the fixed income portfolio, only low credit risk securities are allowed. Derivative instruments are only permitted for hedge purposes. Loans are restricted to certain credit limits. Tactical allocation is decided by the Investment Committee, consisted of the Pension Fund’s Officers, Investment Manager and one member designated by the Board. Execution is performed by the Finance Department.

     The Company expects to contribute to the Fundação 14 administered plans in 2007 in the following amounts:

TCSPREV
Defined benefit	972
Defined contribution	15,294
Administrative expense	49

PAMEC
Administrative expense	7

     The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	TCSPrev	PAMEC

2007	22,852	57
2008	26,083	63
2009	29,358	73
2010	32,351	81
2011	35,784	90
2012-2016	228,347	613

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The funded status of the pension and post retirement plans under Brazilian GAAP and US GAAP differ. Benefit obligations differ because they have been prepared using different actuarial assumptions permitted under Brazilian and US GAAP.

  Plan administered by Fundação BrTPREV (FBrTPREV)

     On July 31, 2000, the Company acquired a controlling interest in CRT, and in December 2001, acquired the remaining minority interest. At the acquisition dates, the liability for defined benefit plans of CRT were recorded under US GAAP as part of the fair value.

     In October 2002, the Company offered to its employees the option to transfer to a new defined contribution settled benefits plan, BrTPREV. The benefit obligation relating to each employee that opted to migrate was transferred to an individual account at 100% of the obligation under the previous plan in the amount of R$362,469. The employees that did not opt to migrate to BrTPREV remained in their previous plans.

     A summary of the liability as of December 31, 2005 and 2006 (Alternative, Founder and BrTPREV are presented consolidated) for the CRT employees’ benefit plans was as follows:

	2005	2006

Change in benefit obligation
PBO at beginning of period	1,056,702	1,362,809
Service cost (with interest)	141	8,030
Interest cost	164,212	147,861
Actual benefit payment	(103,089)	(106,759)
Curtailment	-	-
Settlement	-	-
(Gain)/loss on obligation	244,843	(6,340)

PBO at end of period	1,362,809	1,405,601

Change in plan assets
Plan assets at the beginning of period	555,256	634,894
Actual benefits paid	(103,089)	(106,759)
Actual participant contribution	102	109
Actual employer contribution	98,410	127,773
Effect of Settlement	-	-
Actual return on plan assets	84,215	101,017

Plan assets at end of period	634,894	757,034

Funded status	727,915	648,567
Unrecognized net actuarial loss (gain)	(17,870)
Unrecoginized prior service cost (benefit)	(20,885)

Net amount recognized	689,160	648,567

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     The net periodic pension cost for FBrTPREV for the year ended December 31, 2004, 2005 and 2006 (Alternative, Founder and BrTPREV are presented consolidated) was as follows:

	2004	2005	2006

Service cost	377	141	8,030
Interest cost	160,304	164,212	147,861
Expected return on assets	(78,691)	(86,288)	(79,158)
Amortization of (gains) losses	(18,659)	(16,110)	1,552
Expected Participants Contributions	(254)	(361)	(146)

Net periodic pension cost	63,077	61,594	78,139

2006

Prior service cost (credit) not yet recognized in NPPC at beginning of
period	20,885
Prior service cost (credit) recognized in NPPC during period	(1,552)
(Gain)/loss not yet recognized in NPCC at beginning of period	17,870
Total net actuarial (gain)/loss arising during period	(28,162)

Total recognized in accumulated other comprehensive loss/(income) at
December 31, 2006	9,041

     The amounts expected to be recognized in the next period benefit cost are as follows:

BrTPREV

Service cost (with interest)	5,017
Interest cost	152,349
Expected return of plan assets	(99,893)
Amortization of (gain)/loss	(335)
Amortization of prior service cost	1,552
Amortization of transition obligation	19,077
Expected participation contribution	(120)

Net periodic cost	77,647

     The changes in the accrued pension cost for the plans administered by FBrTPREV for the year ended December 31, 2005 and 2006 (Alternative, Founder and BrTPREV are presented consolidated) were as follows:

	2005	2006

Accrued pension cost at the beginning of the year	725,977	689,161
Net periodic cost for the year	61,594	78,139
Company contributions during the year	(98,410)	(127,773)

Accrued pension cost at the end of the year	689,161	639,527

The actuarial assumptions used in 2005 and 2006 were follows:

	2005	2006

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Discount rate for determining projected benefit obligations	6.00%	6.00%
Rate of increase in compensation levels	2.00%	2.00%
Expected long-term rate of return on plan assets	7.00%	7.83%

The above are real rates and exclude inflation.

     The weighted-average asset allocation of the FBrTPrev administered plans at December 31, 2005 and 2006 were as follows:

	Asset Allocation

Asset Category	2005	2006

Equity securities	11.83%	11.17%
Debt securities	82.51%	84.05%
Real estate	4.81%	3.98%
Loans	0.85%	0.80%

Grand Total	100%	100%

     The Pension Funds’ investment strategy is described in its Investment Policy, which is approved annually by the Pension Fund’s Board. It states that the investment decisions should consider: (i) capital preservation; (ii) diversification; (iii) risk tolerance; (iv) expected returns versus benefit plan’s interest rates; (v) compatibility between investments liquidity and pensions’ cash flows and (vi) reasonable costs. It also defines volume ranges for the different types of investment allowed for pension funds, which are: domestic fixed income, domestic equity, loans to pension fund’s members and real state. In the fixed income portfolio, only low credit risk securities are allowed. Derivative instruments are only permitted for hedge purposes. Loans are restricted to certain credit limits. Tactical allocation is decided by the Investment Committee, consisted of the Pension Fund’s Officers, Investment Manager and one member designated by the Board. Execution is performed by the Finance Department.

     The Company expects to contribute to the FBrTPREV administered plans in 2007 in the following amounts:

Defined benefit	114,866
Defined contribution	7,445
Administrative expense	11,289

     The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

2007	117,912
2008	123,069
2009	128,623
2010	134,186
2011	140,172
2012-2016	780,536

(ii) Multiemployer

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

  Plans administered by SISTEL

     The Company, together with other former companies in the Telebrás group, sponsored multi-employer defined benefit pension and other post-retirement benefit plans, through the end of 1999, each of which are operated and administered by SISTEL. In December 1999, the Company and the other companies that participate in the SISTEL plan reached an agreement to withdraw the active participants to the pension plan and establish a new plan for each of the New Holding Companies. The parties agreed to allocate the plan assets based on the liabilities in accordance with Brazilian GAAP. The allocation of the initial transition obligation and unamortized gains and losses was based on the projected benefit obligation (PBO) of each individual sponsor divided by the total PBO of SISTEL at December 31, 1999. The inactive employees of all of the New Holding Companies that participated in the SISTEL defined benefit pension plan will remain as part of the multiemployer plan in SISTEL. The post-retirement benefit plans will also remain as a multiemployer plan; however, SISTEL no longer subsidizes life insurance premiums for inactive (retired) employees after December 31, 1999.

     The Company remain jointly and severally liable for the multiemployer portion of the plan, therefore, no amounts were recorded under those plans.

     A summary of the SISTEL pension plan as of December 31, 2005 and 2006 for the multiemployer portion (inactive employees pension plan) is as follows:

	2005	2006

Projected benefit obligation (100% vested)	4,640,984	4,894,641
Fair value of the plan assets	5,561,078	6,655,522

Deficiency (excess) of assets over projected obligation	(920,094)	(1,760,881)

     In March 2000, the Company offered a new defined contribution plan, to witch approximately 80% of its active employees migrated. The accumulated benefit of each employee who migrated was transferred to an individual account for each employee, with 100% vesting in this amount. The effect of settlement and curtailment of this portion of the defined benefit plan under SFAS 88was a gain of R$176,607, which was reflected in the reconciliation to US GAAP net income

     The Company maintain jointly with other companies a post-retirement benefit plan (PAMA) for the participants already covered who were in such position on January 31, 2000.Based on legal and actuarial opinions, the Company’s liability is exclusively limited to 1.5% of the payroll of the active participants.

     The Pension Funds’ investment strategy is described in its Investment Policy, which is approved annually by the Pension Fund’s Board. It states that the investment decisions should consider: (i) capital preservation; (ii) diversification; (iii) risk tolerance; (iv) expected returns versus benefit plan’s interest rates; (v) compatibility between investments liquidity and pensions’ cash flows and (vi) reasonable costs. It also defines volume ranges for the different types of investment allowed for pension funds, which are: domestic fixed income, domestic equity, loans to pension fund’s members and real state. In the fixed income portfolio, only low credit risk securities are allowed. Derivative instruments are only permitted for hedge purposes. Loans are restricted to certain credit limits. Tactical allocation is decided by the Investment Committee,

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

consisted of the Pension Fund’s Officers, Investment Manager and one member designated by the Board. Execution is performed by the Finance Department.

     The Company contributed to the SISTEL administered plans in the following amounts:

2004	2005	2006

605	499	304

     The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	PBS-A	PAMA

2007	332,230	40,509
2008	345,520	44,320
2009	359,340	48,444
2010	373,714	52,852
2011	388,662	57,626
2012-2016	2,189,326	371,753

b. Stock options

     The shareholders of the Company approved a general plan to grant stock purchase options to its officers and employees at April 28, 2000. The Plan authorizes a maximum limit of 10% of the shares of each class of company stock.

     Shares received from the exercise of options guarantee the beneficiaries the same rights granted to other shareholders.

     The administration of the Plan was entrusted to a management committee appointed by the board of directors, which decided to grant only preferred stock options.

The Plan is divided into two separate programs:

Program A: This program is granted as an extension of the performance of the objectives established by the board of directors for a five-year period. Until December 31, 2006, no options had been granted.

Program B: The price of exercising is established by the management committee based on the market price of 1,000 shares at the date of the grant of option and will be monetarily restated by the IGP-M between the date of signing the contracts and the payment date. After December 2004 until the closing date of the balance sheet no options have been granted.

The right to exercise the option is given within the following periods as follows:

	First Grant		Second Grant		Third Grant
	From	End of period	From	End of period	From	End of period
33%	01/01/04	12/31/08	12/19/05	12/31/10	12/21/05	12/31/11
33%	01/01/05	12/31/08	12/19/06	12/31/10	12/21/06	12/31/11

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

34%	01/01/06	12/31/08	12/19/07	12/31/10	12/21/07	12/31/11

     The acquisition periods can be anticipated as a result of the occurrence of events or special conditions established in the option contract.

     The following table summarizes information about granted and outstanding shares at December 31, 2006, 2005 and 2004:

2006

Options Outstanding				Options Exercisable

		Remaining			Average
		contractual	Average	Number	exercise
	Number	life	exercise price	Outstanding	price
Grant-Date	(thousand)	(year)	(R$)	(thousand)	(R$)

December 17, 2002	28,036	2	13.00	28,036	13.00
December 19, 2003	45,180	4	13.00	29,819	13.00
December 21, 2004	197,586	5	13.00	130,407	13.00
	270,802			188,262

2005

Options Outstanding				Options Exercisable

		Remaining			Average
		contractual	Average	Number	exercise
	Number	life	exercise price	Outstanding	price
Grant-Date	(thousand)	(year)	(R$)	(thousand)	(R$)

December 17, 2002	28,036	3	13.00	18,504	13.00
December 19, 2003	45,180	5	13.00	14,909	13.00
December 21, 2004	337,521	6	13.00	111,382	13.00
	410,737			144,795

2004

Options Outstanding				Options Exercisable

		Remaining			Average
		contractual	Average	Number	exercise
	Number	life	exercise price	Outstanding	price
Grant-Date	(thousand)	(year)	(R$)	(thousand)	(R$)

December 17, 2002	599,436	4	13.00	197,814	13.00
December 19, 2003	308,033	6	13.00	-	-
December 21, 2004	507,650	7	13.00	-	-
	1,415,119			197,814

The following table summarizes information about the weighted-average exercise price of options during the years ended December 31, 2005, 2004 and 2003.

	2004	2005	2006

Granted	13.00	-	-

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Cancelled	13.00	13.00	13.00

     The fair value of the options granted had been estimated at the grant-date using the “Black-Scholes” option-pricing model with the following assumptions:

	December	December,	December
	21, 2004	19, 2003	17, 2002

Expected volatility	38.2%	44.8%	3.0%
Risk-free interest rate	8.4%	8.6%	23%
Grant-date fair value	R$2,76	R$5,56	R$4,09
Expected life	2 years	3 years	3 years
Dividend yield	3.1%	3.2%	5.1%

     On January 1, 2006, the Company adopted SFAS No. 123 (R) “Accounting for Stock-based Compensation.” In accordance with SFAS No. 123(R), since the options are adjusted for the Brazilian consumer price index, the Company accounts for its stock option plan by accruing a liability at fair value relating to the options issued under the plan at each period end. The Company previously classified its stock options as equity. The cumulative effect of the adoption of SFAS No. 123 (R) at January 1, 2006 amounting to R$481 is reflected separately in the “Shareholders’ equity reconciliation” for the year ended December 2006.

c. Segment Reporting

     Segment information is presented in respect of the Company and its subsidiaries business that was identified based on its management structure and on internal management reporting, according to SFAS 131 and are described as follows:

  Fixed telephony and data transmission: refers to the services rendered by BrT, BrT Multimídia, Vant an BrT Cabos Submarines Companies, using the wire line network.
  Mobile telephony: refers to the services rendered by BrT Celular beginning on the last quarter of 2004.
  Internet: refers to the services rendered by BrTI, iBEST Group and iG Group in connection with the provision of internet services and related activities.

Inter-segment pricing is determined on an arm’s length basis.

     The information presented is derived from the Brazilian Corporate Law financial statements, which is the primary basis for management decisions and assessments.

     Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

	2006
	Fixed Telephony and Data Communication	Mobile Telephony	Internet	Elimination among Segments	Consolidated
Gross Operating Revenue	13,653,447	1,788,972	342,050	(673,151)	15,111,318
Deductions from Gross Revenue	(4,234,182)	(541,595)	(42,508)	3,626	(4,814,659)
Net Operating Revenue	9,419,265	1,247,377	299,542	(669,525)	10,296,659
Cost of Services Rendered and Goods Sold	(5,769,433)	(1,176,083)	(145,564)	625,859	(6,465,221)
Gross Income	3,649,832	71,294	153,978	(43,666)	3,831,438

Operating Expenses, Net	(2,328,060)	(548,647)	(215,155)	43,725	(3,048,137)
Sale of Services	(986,621)	(432,432)	(135,687)	84,108	(1,470,632)
General and Administrative Expenses	(1,123,975)	(125,930)	(76,575)	19,089	(1,307,391)
Management Compensation	(7,767)	-	(213)	-	(7,980)
Other Operating Revenue (Expenses)	(209,697)	9,715	(2,680)	(59,472)	(262,134)

Operating Income (Loss) Before Financial Revenues (Expenses)	1,321,772	(477,353)	(61,177)	59	783,301

Fixed and Intangible Assets, Net	6,129,360	96,399	1,472,858	-	7,698,617
Capital Expenditures	1,114,375	281,526	55,086	-	1,450,986

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

	2005
	Fixed telephony and data transmission	Mobile telephony	Internet	Eliminations	Consolidated
Gross operating revenue	13,924,898	989,263	582,081	(809,003)	14,687,239
Deductions	(4,190,616)	(289,415)	(68,894)	370	(4,548,555)
Net operating revenue	9,734,282	699,848	513,187	(808,633)	10,138,684
Cost of services rendered and goods sold	(5,911,156)	(959,251)	(337,784)	684,689	(6,523,502)
Gross profit	3,823,126	(259,403)	175,403	(123,944)	3,615,182

Operating expenses, net	(2,916,776)	(588,461)	(168,405)	123,957	(3,549,685)
Selling expenses	(1,227,199)	(487,783)	(115,034)	174,267	(1,655,749)
General and administrative	(1,079,120)	(128,092)	(58,640)	9,917	(1,255,935)
Management Remuneration	(9,196)	-	(2,499)	-	(11,695)
Other Operating Expenses, net	(601,261)	27,414	7,768	(60,227)	(626,306)

Operating profit/(loss) before financial income/(expenses)	906,350	(847,864)	6,998	13	65,497

Fixed assets, net	6,814,782	1,339,182	70,985	-	8,224,949
Capital Expenditures	1,423,888	441,337	66,324	-	1,931,549

	2004
	Fixed telephony and data transmission	Mobile telephony	Internet	Eliminations	Consolidated
Gross operating revenue	12,699,485	102,299	310,519	(348,861)	12,763,442
Deductions	(3,634,095)	(23,317)	(41,174)	-	(3,698,586)
Net operating revenue	9,065,390	78,982	269,345	(348,861)	9,064,856
Cost of services rendered and goods sold	(5,689,884)	(147,409)	(199,278)	208,559	(5,828,012)
Gross profit	3,375,506	(68,427)	70,067	(140,302)	3,236,844

Operating expenses, net	(2,066,208)	(104,876)	(85,776)	140,302	(2,116,558)
Selling expenses	(1,102,190)	(90,137)	(48,054)	154,604	(1,085,777)
General and administrative	(932,444)	(14,296)	(18,671)	3,825	(961,586)
Management Remuneration	(7,214)	-	(784)	-	(7,998)
Other, net	(24,360)	(443)	(18,267)	(18,127)	(61,197)

Operating profit/(loss) before financial income/(expenses)	1,309,298	(173,303)	(15,709)	-	1,120,286

Fixed assets, net	7,679,081	1,149,084	69,061	-	8,897,226
Capital Expenditures	1,187,907	1,175,691	13,672	-	2,377,270

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

d. Reconciliation of operating income (loss)

	2004	2005	2006

Operating income (loss) under Brazilian GAAP	142,177	(530,742)	493,639
Net financial expenses	579,514	596,239	289,662
Net non-operating income (expenses)	(112,073)	(149,024)	30,865
Different criteria for net income (loss)	129,504	593,964	297,020
reconciliation

Operating income (loss) under US GAAP	739,122	510,437	1,111,186

Different criteria for net income (loss)
reconciliation	2004	2005	2006

Amortization of capitalized interest	33,627	40,763	67,018
Pension and other post retirement benefits:
Sistel
US GAAP accrued pension cost	25,037	38,202	-
FBrTPrev
US GAAP accrued pension cost	54,101	263,460	(29,549)
TCSPrev
US GAAP accrued pension cost	-	-	63,323
Items posted directly to shareholder's equity:
Fiscal incentive received	450	-	-
Other consolidation adjustments	11,593	-	-
Amortization of deferred credit on contributions	72,015	58,221	102,197
plant expansion
Compensation costs of stock options	(1,254)	1,637	(100)
Reversal of provision for deferred tax asset -
aquisition of iG	-	(50,330)	-
Purchase of minority interest in CRT:
Amortization until 2001 and depreciation of step-			(39,698)
up in basis of companies under common control	(28,861)	(23,333)
Amortization customer list of iBest	(1,604)	(224)	(31)

Amortization Intangibles of BrT Multimídia	(17,257)	(20,371)	(11,729)
Amortization Intangibles of iG	(1,014)	(3,620)	(1,166)
Reversal of amortization of goodwill Globenet	(700)	1,881	1,881
Reversal of amortization of goodwill iBest	43,034	24,975	3,594
Reversal of amortization of goodwill BrT	15,512	23,269	23,269
Multimídia
Reversal of amortization of goodwill iG	4,015	75,996	46,787
Deferred revenue, net of related costs - activation
and installation services	7,827	11,214	2,306
Deferred revenue - public telephone cards	(3,148)	(1,363)	6,957
Capital Leases	(725)	136	(4,386)

Preoperating costs of mobile operations	(170,602)	-	(926)
Reversal of preoperating costs of mobile
operations amortization	6,431	38,918	38,598

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Asset retirement obligations	(5)	(64)	(2,503)
Reversal of amortization of goodwill
attributable to purchase of control and
minority interests in CRT	66,591	102,716	10,965
Reduction of depreciation of step-up in fair value related to purchase of
control and minority interest in CRT	14,441	11,881	20,213

Total	129,504	593,964	297,020

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

e. New accounting pronouncements

     In October 2005, CVM issued the Resolution 488/05, which approves the IBRACON Pronouncement NPC 27 concerning “Financial Statements – Disclosure and Presentation”. Its resolution establishes new rules to the classification of balances, especially regarding the segregation of assets in current and non-current groups, as well as pertaining to the latter, the creation of intangible assets subgroup. The Company adopted this resolution as of December 31, 2006 and reclassified the presentation of previously years to comply with its requirements.

     In October 2005, CVM issued the Resolution 489/05, which approves the IBRACON Pronouncement NPC 22 concerning “Provisions, Liabilities, Asset Contingences and Liabilities Contingences” which states the presentation of contingences and the criterions to the classification of contingences. In compliance with this pronouncement, the amounts of escrow deposits linked to the provisions are presented net of the liabilities. The Company adopted this resolution in 2006 and reclassified the presentation of previously years to comply with its requirements.

     In September 2006, the Securities and Exchange Commission released SAB No. 108 regarding the effects of prior year misstatements in considering current year misstatements for the purpose of a materiality assessment. The opinion in SAB 108 is that in the case of an error that has occurred and been immaterial in a number of previous years, the cumulative effect should be considered in assessing the materiality of the error in the current year. If the cumulative effect of the error is material, then the current year statements, as well as prior year statements should be restated. In the case of restated prior year statements, previously filed reports do not need to be amended, if the error was considered immaterial to previous year’s financial statements. However the statements should be amended the next time they are filed. The effects of this guidance should be applied cumulatively to fiscal years beginning after November 15th, 2006. Additional disclosure should be made regarding any cumulative adjustments made in the current year financial statements. Management of the Company does not expect any significant impact on the Company consolidated financial statements by applying this pronouncement.

     In June 2006, the FASB issued FIN 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statements No. 109, which clarifies the accounting for uncertainty in tax positions. This interpretation requires that the Company recognize in the consolidated financial statements the impact of a tax position, if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. FIN 48 will be effective for fiscal years beginning after December 15th, 2006. Management of the Company is currently evaluating the impact that FIN 48 will have on the Company consolidated financial statements.

     In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. However, for some entities, the application of this Statement will change current practice. This statement is effective for annual periods beginning after November 15, 2007. The Company is in the process of evaluating the impact of this standard.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

     In September 2006, the FASB issued SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132R”. This statement requires an employer to recognize the over- or under-funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. SFAS No. 158 also requires an employer to measure the funded status of a plan at its year-end. SFAS 158 is effective for years ending after December 15, 2006. The Company adopted SFAS 158 on January 1, 2006. The net effect of adoption on other comprehensive income was R$148,404.