Form 20-F
period 2008-12-31
BRASIL TELECOM SA
filed 2009-07-13
CIK 1160846

As filed with the Securities and Exchange Commission on July 13, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-15256

BRASIL TELECOM S.A.

(Exact Name of Registrant as Specified in Its Charter)

N/A	The Federative Republic of Brazil
(Translation of Registrant’s Name into English)	(Jurisdiction of Incorporation or Organization)

SIA/Sul, ASP, Lote D, Bloco B –

71215-000 – Setor de Indústria, Brasília, DF, Brazil

(Address of Principal Executive Offices)

Roberto Terziani

Investor Relations Director

Rua Humberto de Campos, 425

7º andar

Leblon, Rio de Janeiro, RJ, Brazil 22430-190

Tel: +55 21 3131-1208

RTerziani@oi.net.br

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered

Preferred Shares, without par value, each represented by American Depositary Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: 9.375% Notes due 2014

The total number of issued shares of each class of stock of Brasil Telecom S.A. as of December 31, 2008 was:

249,597,049 common shares, without par value

311,353,239 preferred shares, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☒  No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒  No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).   Yes ☐  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒                Accelerated filer  ☐                Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17  ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☒

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references herein to “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “US$” are to U.S. dollars.

On July 6, 2009, the exchange rate for reais into U.S. dollars was R$1.971 to US$1.00, based on the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank. The selling rate was R$2.337 to US$1.00 at December 31, 2008, R$1.771 to US$1.00 at December 31, 2007 and R$2.138 to US$1.00 at December 31, 2006, in each case, as reported by the Central Bank. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate at July 6, 2009 may not be indicative of future exchange rates. See “Item 3. Key Information—Exchange Rates” for information regarding exchange rates for the real since January 1, 2004.

Solely for the convenience of the reader, we have translated some amounts included in “Item 3. Key Information—Selected Financial Information” and elsewhere in this annual report from reais into U.S. dollars using the selling rate as reported by the Central Bank at December 31, 2008 of R$2.337 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

Unless otherwise indicated or the context otherwise requires:

•	all references to “Brasil Telecom” are to Brasil Telecom S.A.;

•	all references to “our company,” “we,” “our,” “ours,” “us” or similar terms are to Brasil Telecom S.A. and its consolidated subsidiaries;

•	all references to “Brasil Telecom Holding” are to Brasil Telecom Participações S.A., the immediate holding company of Brasil Telecom;

•	all references to “Brazil” are to the Federative Republic of Brazil; and

•	all references to the “Brazilian government” are to the federal government of the Federative Republic of Brazil.

Financial Statements

We maintain our books and records in reais.

Our consolidated financial statements at December 31, 2008 and 2007 and for the three years ended December 31, 2008, as adjusted and restated for the changes in accounting practices described below, have been audited, as stated in the report appearing herein, and are included in this annual report.

We prepare our consolidated financial statements in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, which are based on:

•	Brazilian Law No. 6,404/76, as amended, which we refer to as the Brazilian Corporation Law; and

•	the rules and regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM.

On December 28, 2007, the Brazilian government enacted Law No. 11,638/07, which became effective on January 1, 2008, amended the Brazilian Corporation Law and changed certain accounting policies under Brazilian GAAP. In December 2008, the CVM issued Deliberação 565/08, or Deliberation 565/08, implementing these changes in accounting policies. For a discussion of the principal changes introduced by Law No. 11,638/07 and Deliberation 565/08 as they relate to our financial statements, see “Item 5. Operating and Financial Review and Prospects—Financial Presentation and Accounting Policies—Presentation of Financial Statements” and notes 2(a) and 2(f) to our audited consolidated financial statements included elsewhere in this annual report.

In order to make our financial statements at December 31, 2007 and for the two years ended December 31, 2007 comparable to our financial statements at December 31, 2008 and for the year ended December 31, 2008, we have restated our previously issued financial statements at December 31, 2007 and for the two years ended December 31, 2007 included in our consolidated financial statements at December 31, 2008 and for the year ended December 31, 2008 to conform to the changes in accounting policy introduced by Law No. 11,638/07 and Deliberation No. 565/08.

Brazilian GAAP differs in certain important respects from accounting principles generally accepted in the United States, or U.S. GAAP. For a discussion of certain differences relating to our financial statements, see note 36 to our audited consolidated financial statements included elsewhere in this annual report.

The U.S. GAAP reconciliation of our financial statements as of December 31, 2007 and for the two years ended December 31, 2007 included in our audited consolidated financial statements has been restated to correct errors in the calculation of our net income and shareholders’ equity under U.S. GAAP. For a discussion of these errors and their effect on our U.S. GAAP net income and shareholders’ equity, see “Item 5. Operating and Financial Review and Prospects—U.S. GAAP Reconciliation” and note 36(n) to our audited consolidated financial statements included elsewhere in this annual report.

Share Split

On April 10, 2007, we authorized the reverse split of all of our issued common shares and preferred shares into one share for each 1,000 issued shares. This reverse share split became effective on May 14, 2007. In connection with this reverse share split, we authorized a change in the ratio of our American Depositary Shares, or ADSs. Upon the effectiveness of our reverse share split and the ratio change, the ratio of our preferred shares to ADSs changed from 3,000 preferred shares per ADS to three preferred shares per ADS. All references to numbers of shares and dividend amounts in this annual report have been adjusted to give effect to the 1,000-for-one reverse share split.

Market Share and Other Information

We make statements in this annual report about our market share and other information relating to the telecommunications industry in Brazil. We have made these statements on the basis of information obtained from third-party sources and publicly available information that we believe are reliable, such as information and reports from the Brazilian federal telecommunications regulator (Agência Nacional de Telecomunicações), or ANATEL, among others. Notwithstanding any investigation that we may have conducted with respect to the market share, market size or similar data provided by third parties or derived from industry or general publications, we assume no responsibility for the accuracy or completeness of any such information.

Rounding

We have made rounding adjustments to reach some of the figures included in this annual report. As a result, numerical figures shown as totals in some tables may not be arithmetic aggregations of the figures that precede them.

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. Some of the matters discussed concerning our business operations and financial performance include forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, which we refer to as the Securities Act, or the U.S. Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act.

Statements that are predictive in nature, that depend upon or refer to future events or conditions or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates” and similar expressions are forward-looking statements. Although we believe that these forward-looking statements are based upon reasonable assumptions, these statements are subject to several risks and uncertainties and are made in light of information currently available to us.

Our forward-looking statements may be influenced by factors, including the following:

•	competition in the Brazilian telecommunications sector;

•	our management’s current expectations and estimates concerning our future financial performance, financing plans, and programs;

•	changes in the legal and regulatory environment that affect the telecommunications industry and our business in general, including issues relating to the remuneration for the use of our network;

•	the Brazilian government’s telecommunications policies, and changes in or developments of ANATEL regulations applicable to us;

•	the cost and availability of financing;

•	the general level of demand for, and changes in the market prices of, our services;

•	our ability to implement our corporate strategies in order to increase our average revenue per user;

•	our ability to implement our corporate strategies in order to increase our average revenue per user;

•	political, regulatory and economic conditions in Brazil and the specific Brazilian states in which we operate;

•	a longer than anticipated continuation of the current worldwide economic downturn or further deterioration in the Brazilian and world economies;

•	inflation and fluctuations in exchange rates;

•	legal and administrative proceedings to which we are or become a party; and

•	other factors identified or discussed under “Item 3. Key Information––Risk Factors.”

Our forward-looking statements are not guarantees of future performance, and our actual results or other developments may differ materially from the expectations expressed in the forward-looking statements. As for forward-looking statements that relate to future financial results and other projections, actual results will be different due to the inherent uncertainty of estimates, forecasts and projections. Because of these uncertainties, potential investors should not rely on these forward-looking statements.

We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

Selected Financial Information

The following selected financial data have been derived from our consolidated financial statements. The selected financial data at December 31, 2008 and 2007 and for the three years ended December 31, 2008 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The selected financial data at December 31, 2006, 2005 and 2004 and for the years ended December 31, 2005 and 2004 have been derived from our audited consolidated financial statements that are not included in this annual report, other than the U.S. GAAP reconciliation of this selected financial data as described below.

On December 28, 2007, the Brazilian government enacted Law No. 11,638/07, which became effective on January 1, 2008, amended the Brazilian Corporation Law, and changed certain accounting policies under Brazilian GAAP. In December 2008, the CVM issued Deliberation 565/08 implementing these changes in accounting policies. For a discussion of the principal changes introduced by Law No. 11,638/07 and Deliberation 565/08 as they relate to our financial statements, see “Item 5. Operating and Financial Review and Prospects—Financial Presentation and Accounting Policies—Presentation of Financial Statements” and notes 2(a) and 2(f) to our audited consolidated financial statements included elsewhere in this annual report.

In order to make our financial statements at December 31, 2007 and for the two years ended December 31, 2007 comparable to our financial statements at December 31, 2008 and for the year ended December 31, 2008, we have restated our previously issued financial statements at December 31, 2007 and for the two years ended December 31, 2007 included in our consolidated financial statements at December 31, 2008 and for the year ended December 31, 2008 to conform to the changes in accounting policy introduced by Law No. 11,638/07 and Deliberation No. 565/08. We have not restated our financial statements at December 31, 2006, 2005 or 2004 and for the two years ended December 31, 2005 to conform these changes in accounting policy because we cannot provide this information without unreasonable effort and expense and, therefore, the selected financial data at and for these periods may not be comparable.

Our consolidated financial statements are prepared in accordance with Brazilian GAAP, which differs in certain important respects from U.S. GAAP. For a discussion of certain differences relating to our financial statements, see note 36 to our audited consolidated financial statements included elsewhere in this annual report.

The U.S. GAAP reconciliation of our financial statements as of December 31, 2007 and for the two years ended December 31, 2007 included in our audited consolidated financial statements has been restated to correct errors in the calculation of our U.S. GAAP net income and shareholders’ equity at this date and for these periods. The U.S. GAAP reconciliation of the selected financial data at December 31, 2006, 2005 and 2004 and for the years ended December 31, 2005 and 2004 have also been restated to correct errors in the calculation of our U.S. GAAP net income and shareholders’ equity at this date and for these periods, however, the restatement of the U.S. GAAP reconciliation of this selected financial data has not been audited. For a discussion of these errors and their effect on our U.S. GAAP net income and shareholders’ equity, see “Item 5. Operating and Financial Review and Prospects—U.S. GAAP Reconciliation” and note 36 to our audited consolidated financial statements included elsewhere in this annual report.

We have included information with respect to the dividends and/or interest attributable to shareholders’ equity paid to holders of our common shares and preferred shares since January 1, 2004 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date under the caption “Item 8. Financial Information—Dividends and Dividend Policy—Payment of Dividends.”

This selected financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements included elsewhere in this annual report.

	For the Year Ended December 31,
	2004		2005		2006 as restated		2007 as restated		2008		2008(1)
	(in millions of reais, except per share amounts and as otherwise indicated)										(in millions of US$, except per share amounts)
Statement of Operations Data
Brazilian GAAP:
Net operating revenue	R$	9,065	R$	10,139	R$	10,297	R$	11,059	R$	11,297	US$	5,731
Cost of sales and services		(5,845)		(6,526)		(6,465)		(6,383)		(6,209)		(3,150)

Gross profit		3,220		3,613		3,832		4,676		5,088		2,581
Operating expenses		(2,153)		(3,547)		(2,976)		(3,308)		(3,234)		(1,641)

Operating income before financial expense, net		1,067		66		855		1,368		1,853		940
Financial expense, net		(580)		(596)		(312)		(275)		(274)		(139)

Operating income (loss)		487		(530)		543		1,093		1,579		801
Non-operating income (expenses), net		(160)		(149)		—		—		—		—

Income (loss) before taxes and minority interest		327		(679)		543		1,093		1,579		801
Income tax and social contribution tax benefit (expense)		(44)		389		(101)		(295)		(551)		(280)
Minority interest		(6)		(13)		3		2		2		1

Net income (loss)	R$	277	R$	(303)	R$	445	R$	800	R$	1,030	US$	522

Number of shares outstanding at year end, excluding treasury shares (in thousands)		541,608		541,619		547,272		547,272		547,499		547,499
Net income per share at year end	R$	0.51	R$	(0.56)	R$	0.81	R$	1.46	R$	1.88	US$	0.95
Net income per ADS at year end		1.53		(1.67)		2.43		4.38		5.65		2.86
(1) Translated for convenience only using the selling rate as reported by the Central Bank at July 6, 2009 for reais into U.S. dollars of R$1.971=US$1.00.

	For the Year Ended December 31,
	2004 (1) as restated		2005 (1) as restated		2006 (1) as restated		2007 (1) as restated		2008		2008(2)
	(in millions of reais, except per share amounts and as otherwise indicated)										(in millions of US$, except per share amounts)
Statement of Operations Data
U.S. GAAP:
Net operating revenue	R$	9,070	R$	10,149	R$	10,306	R$	11,058	R$	11,298	US$	5,732
Net income (loss)		235		108		616		868		1,129		573
Net income per share: (3)
Common shares – basic and diluted		0.43		0.20		1.13		1.59		2.06		1.05
Preferred shares – basic and diluted		0.43		0.20		1.13		1.59		2.06		1.05

	For the Year Ended December 31,
	2004 (1) as restated	2005 (1) as restated	2006 (1) as restated	2007 (1) as restated	2008	2008(2)
	(in millions of reais, except per share amounts and as otherwise indicated)					(in millions of US$, except per share amounts)
ADSs – basic and diluted	1.29	0.60	3.39	4.77	6.18	3.14
Weighted average shares outstanding (in thousands):
Common shares – basic and diluted	249,597	249,597	249,597	249,597	249,597	249,597
Preferred shares – basic and diluted	292,011	292,022	297,675	297,675	297,902	297,902

(1)	Subsequent to the issuance of our financial statements for the year ended December 31, 2007, our management identified certain errors relating to the U.S. GAAP adjustments for capitalized interest and the depreciation of the step-up in basis of companies under common control that are included in the reconciliation of shareholders’ equity and net income between Brazilian GAAP and U.S. GAAP as of December 31, 2007 and for the two years in the period then ended. These errors relate to the calculations used to determine the U.S. GAAP adjustments relating to (1) capitalized interest and (2) the step-up in the basis of the fixed assets of certain entities under common control that were contributed to our company, as described in Notes 36(a) and 36(k)(vi), respectively, to our audited consolidated financial statements included elsewhere in this annual report. The errors related to the U.S. GAAP adjustment for capitalized interest arose from miscalculations of (1) the rates used to depreciate capitalized interest and (2) the inclusion of fully depreciated assets in the calculation. This resulted in a restatement to the components of the calculation for this difference included in Note 36(a) to our audited consolidated financial statements included elsewhere in this annual report. While the Brazilian GAAP numbers in this disclosure have been restated, our financial statements prepared under Brazilian GAAP were not impacted as these amounts are estimates used solely for the purpose of the U.S. GAAP adjustment. The error relating to the U.S. GAAP adjustment for the step-up in basis of fixed assets arose from an error in the calculation of the rates used to calculate the depreciation for this item. As a result, the related adjustments in the reconciliation of shareholders’ equity and net income have been restated from the amounts previously reported. The following table sets forth the reconciliation between our net income under U.S. GAAP as previously reported and as restated.

	For the Year Ended December 31,
	2004		2005		2006		2007
	(in millions of reais, except per share amounts)
Net income under U.S. GAAP (as previously reported)	R$	285	R$	169	R$	687	R$	767
Difference in:
Capitalized interest		5		1		1		(0)
Amortization of capitalized interest		(71)		(79)		(110)		139
Depreciation of Step-up in basis of companies under common control		(9)		(15)		1		14
Deferred tax effect on adjustments		26		32		36		(52)

U.S. GAAP net income (as restated)	R$	235	R$	107	R$	616	R$	868

Net income per share: (a)
As previously reported:
Common shares – basic and diluted		0.53		0.31		1.26		1.40
Preferred shares – basic and diluted		0.53		0.31		1.26		1.40
ADSs – basic and diluted		1.59		0.93		3.78		4.20
As restated:
Common shares – basic and diluted		0.43		0.20		1.13		1.59
Preferred shares – basic and diluted		0.43		0.20		1.13		1.59
ADSs – basic and diluted		1.29		0.60		3.39		4.77

(a)	In accordance with Statement of Financial Accounting Standards No. 128, “Earnings per Share,” or SFAS 128, basic and diluted earnings per share have been calculated, for U.S. GAAP purposes, using the “two class method.” See note 36(d) to our audited consolidated financial statements included elsewhere in this annual report.

(2)	Translated for convenience only using the selling rate as reported by the Central Bank at July 6, 2009 for reais into U.S. dollars of R$1.971=US$1.00.

(3)	In accordance with Statement of Financial Accounting Standards No. 128, “Earnings per Share,” or SFAS 128, basic and diluted earnings per share have been calculated, for U.S. GAAP purposes, using the “two class method.” See note 36(d) to our audited consolidated financial statements included elsewhere in this annual report.

	At December 31,
	2004		2005		2006		2007 as restated		2008		2008(1)
	(in millions of reais)										(in millions of US$)
Balance Sheet Data
Brazilian GAAP:
Cash and cash equivalents	R$	2,398	R$	1,730	R$	2,542	R$	584	R$	1,479	US$	750
Short-term investments		—		—		89		1,847		562		285
Trade accounts receivable		2,112		2,153		2,128		2,190		2,210		1,121
Total current assets		5,689		5,272		6,053		5,977		6,139		3,115
Property, plant and equipment, net		8,300		7,593		6,535		5,690		5,902		2,994
Intangible assets		1,136		1,220		1,163		1,237		1,632		828
Total assets		17,403		16,107		15,998		15,535		17,670		8,965
Short-term loans and financing (including current portion of long-term debt)		586		824		971		390		659		334
Short-term debentures		494		608		46		9		12		6
Short-term swaps relating to loans and financing		24		57		116		119		90		46
Total current liabilities		4,696		5,363		4,637		4,412		4,792		2,431
Long-term loans and financing		3,056		2,627		2,370		2,523		2,913		1,478
Long-term debentures		1,020		500		1,580		1,080		1,080		548
Long-term swaps relating to loans and financing		102		292		304		288		132		67
Shareholders’ equity		6,481		5,497		5,528		5,505		6,241		3,166
(1) Translated for convenience only using the selling rate as reported by the Central Bank at July 6, 2009 for reais into U.S. dollars of R$1.971=US$1.00.

	At December 31,
	2004 (1) as restated		2005 (1) as restated		2006 (1) as restated		2007 (1) as restated		2008		2008(2)
	(in millions of reais)										(in millions of US$)
Balance Sheet Data
U.S. GAAP:
Cash and cash equivalents	R$	492	R$	356	R$	402	R$	584	R$	1,479	US$	750
Short-term investments		1,906		1,374		2,229		1,847		562		285
Intangible assets		1,908		1,978		1,971		2,630		3,106		1,576
Property, plant and equipment, net		9,722		8,915		7,806		5,933		6,087		3,088
Total assets		18,796		17,663		17,993		17,423		19,615		9,951
Short-term loans, financing and debentures (including current portion of long-term debt)		831		1,148		815		399		671		340
Short-term swaps relating to loans and financing		17		54		115		119		90		46
Long-term loans, financing and debentures		3,888		2,963		3,945		3,603		3,993		2,026
Long-term swaps relating to loans and financing		72		275		301		288		132		67
Total liabilities (including funds for capitalization and minority interests)		11,704		11,145		11,049		10,501		11,890		6,032
Shareholders’ equity		7,094		6,518		6,944		7,329		7,725		3,919

(1)

Subsequent to the issuance of our financial statements for the year ended December 31, 2007, our management identified certain errors relating to the U.S. GAAP adjustments for capitalized interest and the depreciation of the step-up in basis of companies under common control that are included in the reconciliation of shareholders’ equity and net income between Brazilian GAAP and U.S. GAAP as of December 31, 2007 and for the two years in the period then ended. These errors relate to the calculations used to determine the U.S. GAAP adjustments relating to (1) capitalized interest and (2) the step-up in the basis of the fixed assets of certain entities under common control that were contributed to our company, as described in Notes 36(a) and 36(k)(vi), respectively, to our audited consolidated financial statements included elsewhere in this annual report. The errors related to the U.S. GAAP adjustment for capitalized interest arose from miscalculations of (1) the rates used to depreciate capitalized interest and (2) the inclusion of fully depreciated assets in the calculation. This resulted in a restatement to the components of the calculation for this difference included in Note 36(a) to our audited consolidated financial statements included elsewhere in this annual report. While the Brazilian GAAP numbers in this disclosure have been restated, our financial statements prepared under Brazilian GAAP were not impacted as these amounts are estimates used solely for the purpose of the U.S. GAAP adjustment. The error relating to the U.S. GAAP adjustment for the step-up in basis of fixed assets arose from an error in the calculation of the rates used to calculate the depreciation for this item. As a result, the related adjustments in the reconciliation of shareholders’ equity and net income have been restated from the amounts previously reported. The following table sets forth the reconciliation between our net income under U.S. GAAP as previously reported and as restated.

	At December 31,
	2004		2005		2006		2007
	(in millions of reais)
Total shareholders’ equity under U.S. GAAP (as previously reported)	R$	7,072	R$	6,558	R$	7,055	R$	7,339
Difference in:
Capitalized interest		12		13		14		14
Amortization of capitalized interest		21		(58)		(168)		(29)
Step-up in basis of companies under common control, net of amortization until 2001 and depreciation		(0)		(15)		(14)		(0)
Deferred tax effect on adjustments		(11)		21		57		5

Total shareholders’ equity under U.S. GAAP (as restated)	R$	7,094	R$	6,518	R$	6,944	R$	7,329

(2)	Translated for convenience only using the selling rate as reported by the Central Bank at July 6, 2009 for reais into U.S. dollars of R$1.971=US$1.00.

Exchange Rates

Prior to March 14, 2005, there were two principal foreign exchange markets in Brazil:

•	the commercial rate exchange market; and

•	the floating rate exchange market.

Most trade and financial foreign-exchange transactions were carried out on the commercial rate exchange market. The floating rate exchange market generally applied to transactions to which the commercial market rate did not apply.

On March 4, 2005, the National Monetary Council (Conselho Monetário Nacional) enacted Resolution No. 3,265, as well as additional regulations, that consolidated the two foreign exchange markets into a single foreign exchange market, effective as of March 14, 2005, in order to make foreign exchange transactions more straight-forward and efficient. Consequently, all foreign exchange transactions in Brazil are now carried out in this single foreign exchange market through authorized financial institutions. We cannot predict the impact of the enactment of any new regulations on the foreign exchange market.

Foreign exchange rates continue to be freely negotiated, but may be influenced from time to time by Central Bank intervention. From March 1995 through January 1999, the Central Bank allowed the gradual depreciation of the real against the U.S. dollar. In January 1999, the Central Bank allowed the real/U.S. dollar exchange rate to float freely. Since then, the real/U.S. dollar exchange rate has been established mainly by the Brazilian interbank market and has fluctuated considerably. From December 31, 2000 through December 31, 2002, the real depreciated by 80.6% against the U.S. dollar. From December 31, 2002 through December 31, 2007, the real appreciated by 49.9% against the U.S. dollar, and in 2008, the real depreciated by 31.9% against the U.S. dollar. At July 6, 2009, the selling rate for U.S. dollars was R$1.971 per US$1.00. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real to float freely or will intervene in the exchange rate market through a currency band system or otherwise, or that the exchange market will not be volatile as a result of political or economic instability or other factors. We also cannot predict whether the real will depreciate or appreciate in value in relation to the U.S. dollar in the future.

The following table shows the commercial selling rate or selling rate, as applicable, for U.S. dollars for the periods and dates indicated. The information in the “Average” column represents the average of the exchange rates on the last day of each month during the periods presented.

	Reais per U.S. Dollar
Year	High		Low		Average		Period End
2004	R$	3.205	R$	2.654	R$	2.917	R$	2.654
2005		2.762		2.163		2.413		2.341
2006		2.371		2.059		2.168		2.138
2007		2.156		1.733		1.930		1.771
2008		2.500		1.559		1.834		2.337

	Reais per U.S. Dollar
Month	High		Low
January 2009	R$	2.380	R$	2.189
February 2009		2.392		2.245
March 2009		2.422		2.238
April 2009		2.290		2.170
May 2009		2.148		1.973
June 2009		2.007		1.930
July 2009 (through July 6)		1.971		1.934

Source: Central Bank

Risk Factors

You should consider the following risks as well as the other information set forth in this annual report when evaluating an investment in our company. In general, investing in the securities of issuers in emerging market countries, such as Brazil, involves a higher degree of risk than investing in the securities of issuers in the United States. Additional risks and uncertainties not currently known to us, or those that we currently deem to be immaterial, may also materially and adversely affect our business, results of operations, financial condition and prospects. Any of the following risks could materially affect us. In such case, you may lose all or part of your original investment.

Risks Relating to Our Company and the Brazilian Telecommunications Industry

Our fixed-line telecommunications services face increased competition from mobile services providers, other fixed-line service providers and cable television service providers, which may adversely affect our revenues and margins.

Our fixed-line telecommunications services in Region II face increasing competition from mobile services as the prices for mobile services decline and approach those of fixed-line services. According to ANATEL, from December 2005 to December 2008, the number of fixed lines in service in Brazil increased from 39.8 million to 41.1 million. We expect the number of fixed lines in service in Brazil to continue to stagnate or decline, as certain customers eliminate their fixed-line services in favor of mobile services, and the use of existing fixed lines to decrease as customers make additional calls on mobile phones as a result of promotional rates (such as free calls within a mobile provider’s network). The rate at which the number of fixed lines in service in Brazil declines depends on many factors beyond our control, such as economic, social, technological and other developments in Brazil. In addition, new fixed lines that we install are expected to be less profitable than existing ones because new fixed-line customers generally have lower incomes than our existing customers, subscribe to our lower cost service plans and generate fewer chargeable minutes of usage. Because we derive a significant portion of our operating revenue from our traditional local fixed-line telecommunications services (for the year ended December 31, 2008, these services represented 38.5% of our gross operating revenue), a reduction in the number of our fixed-lines in service would negatively affect our operating revenue and margins.

We also compete in the market for local fixed-line services with other fixed-line service providers, primarily with Empresa Brasileira de Telecomunicações – Embratel, or Embratel, and GVT S.A., or GVT, in Region II. Embratel competes with us for residential customers in Region II through services that it provides using the cable infrastructure of its affiliate, Net Serviços de Comunicação S.A., or Net, as described below. In addition, we compete with smaller companies that have been authorized by ANATEL to provide local fixed-line services. In March 2007, ANATEL adopted the General Regulation of Portability (Regulamento Geral de Portabilidade), which established the general rules regarding portability of fixed-line numbers, which allow customers to move to a new home or office or switch service providers while retaining the same fixed-line number. Implementation of number portability commenced in August 2008 and was completed in March 2009. We believe that number portability may negatively affect our local fixed-line business, particularly our services to corporate customers, because it allows our customers to overcome their general resistance to changing their fixed-line telephone numbers and thereby allows our competitors to attract these customers.

In November 2005, Embratel, our main competitor in fixed-line services, announced a telecommunications services agreement with Net, a cable television company that is our main competitor in the broadband services market. Both companies are affiliates of Teléfonos de México S.A.B. de C.V., or Telmex, one of the leading telecommunications service providers in Latin America. This agreement supports the offering to the Brazilian residential market of integrated voice, broadband and pay television services through a single network infrastructure. This bundling strategy has increased competition in the local fixed-line services and broadband businesses, which may require us to increase our marketing and capital expenditures, or reduce our rates to maintain market share, in each case leading to a reduction in our profitability.

Our loss of a significant number of fixed-line customers would adversely affect our gross operating revenue and may adversely affect our results of operations. In addition, because callers in Brazil placing long-distance calls from their fixed-line telephones generally tend to select the long-distance carrier affiliated with the provider of their fixed-line service, our loss of a significant number of fixed-line customers may adversely affect our revenues from long-distance services and our results of operations. For a detailed description of our competition in the local fixed-line services market, see “Item 4. Information on the Company—Competition—Local Fixed-Line Services.”

Our mobile services face strong competition from other mobile services providers, which may adversely affect our revenues.

The mobile services market in Brazil is extremely competitive. As of December 31, 2008, according to information available from ANATEL, we had an estimated 14.4% share of the mobile services market in Region II, based on the total number of subscribers as of that date We face competition from in Region II from large competitors such as Vivo Participações S.A., or Vivo, and Telecom Americas Group, which markets its services under the brand name “Claro,” and TIM Participações S.A., or TIM, which had estimated market shares of 32.8%, 27.7% and 24.9% in Region II, respectively, as of that date. Vivo, TIM and Telecom Americas Group are each controlled by multinational companies that may have more significant financial and marketing resources and a greater ability to access capital on a timely basis and on more favorable terms than us.

Our ability to generate revenues from our mobile services business depends on our ability to increase and retain our customer base. Each additional customer subscribing to our service entails costs, including sales commissions and marketing costs. Recovering these costs depends on our ability to retain such customers. Therefore, high rates of customer churn could have a material adverse effect on the profitability of our mobile services business. During 2008, our average monthly churn rate in the mobile services segment, representing the number of subscribers whose service is disconnected during each month, whether voluntarily or involuntarily, divided by the number of subscribers at the beginning of such month, was 4.1% per month.

We have experienced increased pressure to reduce our rates in response to pricing competition. This pricing competition often takes the form of special promotional packages, which may include, among other things, mobile handset subsidies, traffic usage promotions and incentives for calls made within a mobile services provider’s own network. Competing with the service plans and promotions offered by our competitors may cause an increase in our marketing expenses and customer-acquisition costs, which could adversely affect our results of operations. Our inability to compete effectively with these packages could result in our loss of market share and adversely affect our operating revenue and profitability.

For a detailed description of our competition in the mobile services market, see “Item 4. Information on the Company—Competition—Mobile Services.”

Our long-distance services face significant competition, which may adversely affect our revenues.

In Brazil, unlike in the United States and elsewhere, a caller chooses its preferred long-distance carrier for each long-distance call, whether originated from a fixed-line telephone or a mobile handset, by dialing such carrier’s long-distance carrier selection code. The long-distance services market in Brazil is highly competitive. Our principal competitors for long-distance services originating on fixed-line telephones in Region II are Embratel (an affiliate of Telecom Americas Group) and GVT. We compete for long-distance services originating on mobile telephones in Region II with Embratel, Telecomunicações de São Paulo S.A., or Telesp (an affiliate of Vivo), and TIM. Generally, callers placing fixed-line long-distance calls in Brazil tend to select the long-distance carrier affiliated with the provider of their fixed-line service. Similarly, callers placing mobile long-distance calls in Brazil tend to select the long-distance carrier affiliated with the provider of their mobile or fixed-line service. Embratel, as the incumbent long-distance service provider, is the most aggressive of these competitors, offering discounts and other promotions from time to time in an effort to increase its market share in the long-distance market. Competition in the long-distance market may require us to increase our marketing expenses or provide services at lower rates than those we currently expect to charge for such services. If competition in the domestic long-distance market increases, it could have a material adverse effect on our revenues and margins. See “Item 4. Information on the Company—Competition—Long-Distance Services.”

Data transmission services are not subject to significant regulatory restrictions and, as a result, we face an increasing amount of competition in this business.

Competition in data transmission services is not subject to significant regulatory restrictions and, therefore, the market is open to a large number of competitors. Some competitors, such as cable operators, offer telephone and broadband services, which does not require them to use our network, thereby allowing them to reach our clients without paying interconnection and/or mobile network usage fees to our company. Additionally, we anticipate that ANATEL will auction radio frequency licenses, possibly in 2010, that may be used to establish Worldwide Interoperability for Microwave Access, or WiMax, networks. The implementation of WiMax networks may allow other ISPs to deploy wireless Internet Protocol, or IP, networks over a much greater area, for a much lower cost, than previously possible. This reduced deployment cost may give our competitors, or new entrants into the data transmission market, the ability to provide Voice over Internet Protocol, or VoIP, and other data services over WiMax networks at lower rates than we are able to offer.

Increasing competition in data transmission services may lead to rate reductions in this segment, adversely affecting the operating revenue we generate from this business. Additionally, increased competition for data transmission customers may require us to increase our marketing expenses and our capital expenditures and may lead to the loss of broadband customers, in each case leading to a decrease in our profitability. For a detailed description of our competition in the data transmission services market, see “Item 4. Information on the Company—Competition—Data Transmission Services.”

The telecommunications industry is subject to frequent changes in technology. Our ability to remain competitive depends on our ability to implement new technology, and it is difficult to predict how new technology will affect our business.

Companies in the telecommunications industry must adapt to rapid and significant technological changes that are usually difficult to anticipate. The mobile telecommunications industry in particular has experienced rapid and significant technological development and frequent improvements in capacity, quality and data-transmission speed. Technological changes may render our equipment, services and technology obsolete or inefficient, which may adversely affect our competitiveness or require us to increase our capital expenditures in order to maintain our competitive position. For example, in 2008, we invested R$288 million in our network and R$487 million in licenses in connection with the implementation of our Universal Mobile Telecommunications System, or UMTS, services, which we refer to as 3G services, in Region II. While we have been upgrading our fixed-line networks with technologically advanced fiber optic cable with a microwave overlay for use in our long-distance services, it is possible that alternative technologies may be developed that are more advanced than those we currently provide. If

ANATEL auctions radio frequency spectrum for use in the development of WiMax networks, we expect that we may be required to participate in these auctions and deploy a WiMax network to remain competitive in the broadband services market. Even if we adopt new technologies in a timely manner as they are developed, the cost of such technology may exceed the benefit to us, and we cannot assure you that we will be able to maintain our level of competitiveness.

Our industry is highly regulated. Changes in laws and regulations may adversely impact our business.

Our industry is highly regulated by ANATEL. ANATEL regulates, among other things, rates, quality of service and universal service goals, as well as competition among telecommunications service providers. Changes in laws and regulations, grants of new concessions, authorizations or licenses or the imposition of additional universal service obligations, among other factors, may adversely affect our business, financial condition and results of operations.

In October 2008, ANATEL published items that are on its regulatory agenda in the short-term (up to two years), medium-term (up to five years) and long-term (up to 10 years). In the short-term, ANATEL is expected to address the following items, among others: (1) review of and amendments to concession agreements to include additional obligations to expand existing networks; (2) assessment of the adequacy of fixed-line regulations in light of the convergence of telecommunications services; (3) regulation of service providers with significant market power; and (4) establishment of additional obligations to extend mobile networks, including broadband services, to rural areas. We cannot predict when regulations regarding these matters will be proposed, whether these regulations will be adopted as proposed or whether ANATEL, the Brazilian Ministry of Communications or the Brazilian government will adopt other telecommunications sector policies in the future or the consequences of such policies on our business and the business of our competitors.

Proposed laws seeking the termination of monthly subscription fees for local fixed-line services may adversely affect our business and financial condition.

Certain legislative bills seeking to terminate monthly subscription fees charged by local fixed-line service providers have been submitted to the Brazilian Congress and remain pending. In March 2008, a special committee was formed in the Brazilian House of Representatives to discuss the various proposed bills on this issue. As of the date of this annual report, no action had been taken by the committee.

In 2008, monthly subscription fees represented 21.6% of our gross operating revenue. The enactment of legislation terminating the monthly subscription fees would have a material adverse effect on our results of operations.

Our local fixed-line and domestic long-distance concession agreements are subject to periodic modifications by ANATEL and expire on December 31, 2025. Our bids for new concessions upon the expiration of our existing concessions may not be successful.

We provide fixed-line telecommunications services in Region II pursuant to concession agreements with the Brazilian government. Our concession agreements expire on December 31, 2025, and may be amended by the parties every five years prior to the expiration date. ANATEL will engage in public consultation in connection with each five-year amendment to discuss its proposals for new conditions and quality and universal service targets. The first amendment to each of the concession agreements is expected to become effective on January 1, 2011. In connection with each of these amendments, we are currently discussing modifications to our concession agreements with ANATEL. On March 30, 2009, ANATEL published a public notice of the proposed modifications to these concession agreements. In this public notice, ANATEL proposed amendment to the General Plan on Universal Service that would (1) require the expansion of our fixed-line network to all municipalities (municípios), which are analogous to counties in the U.S, with more than 30,000 inhabitants, (2) require us to provide service to a large number of additional areas, including indigenous villages, rural schools, health clinics, military bases, federal and state highway police stations, public aerodromes and environmental conservation organizations, and (3) require the fixed-line concessionaires to install an aggregate of up to approximately 110,000 additional public telephones, which number may be reduced as a result of ongoing changes in ANATEL regulations decreasing the number of public telephones required per inhabitant. The public consultation period in connection with the March 30, 2009 public notice ended on June 22, 2009, although the final amendments to our concession agreements have not yet been determined. Our obligations under the concession agreements may be subject to revision in connection with each amendment. We cannot assure you that any of these amendments will not impose requirements on our company that will require us to undertake significant capital expenditures or will not modify the rate setting procedures applicable to us in a manner that will significantly reduce the gross operating revenue that we generate from our fixed-line businesses. If the amendments to our concession agreements have these effects, our business, financial condition and results of operations could be materially adversely affected.

Our concession agreements will expire on December 31, 2025. We expect the Brazilian government to offer new concessions in competitive auctions prior to the expiration of our existing concession agreements. We may participate in such auctions, but our existing fixed-line and domestic long-distance concession agreements will not entitle us to preferential treatment in these auctions. If we do not secure concessions for our existing service areas in any future auctions, or if such concessions are on less favorable terms than our current concessions, our business, financial condition and results of operations would be materially adversely affected.

Our local fixed-line and domestic long-distance concession agreements, as well as our authorizations to provide personal mobile services, contain certain obligations and our failure to comply with them may result in various fines and penalties imposed on us by ANATEL.

Our local fixed-line and domestic long-distance concession agreements contain terms reflecting the General Plan on Universal Service (Plano Geral de Metas de Universalização) and the General Plan on Quality Goals (Plano Geral de Metas de Qualidade) and other regulations adopted by ANATEL and implemented in 2006, the terms of which could affect our financial condition and results of operations. Our local fixed-line concession agreements also require us to meet certain network expansion, quality of service and modernization obligations in each of the states in Region II. In the event of noncompliance with ANATEL targets in any one of these states, ANATEL can establish a deadline for achieving the targeted level of such service, impose penalties, and, in extreme situations, terminate our concession agreements for noncompliance with its quality and universal service obligations. “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry—Regulation of Fixed-Line Services.”

On an almost weekly basis, we receive inquiries from ANATEL requiring information from us on our compliance with the various service obligations imposed on us by our concession agreements. If we are unable to comply satisfactorily with those inquiries or our service obligations under our concession agreements, ANATEL may commence administrative proceedings in connection with such noncompliance. We have received numerous notices of commencement of administrative proceedings from ANATEL, mostly due to our inability to achieve certain targets established in the General Plan on Quality Goals and the General Plan on Universal Service, among others. We had recorded provisions in the amount of R$149 million as of December 31, 2008 in connection with fines sought to be imposed by ANATEL. Additional fines from ANATEL or fines in excess of the provisioned amount could adversely impact our financial condition and results of operations. See “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry” and “Item 8. Financial Information—Legal Proceedings—Civil Claims—Administrative Proceedings.”

In addition, our authorizations to provide personal mobile services contain certain obligations requiring us to meet network scope and quality of service targets. If we fail to meet these obligations, we may be fined by ANATEL until we are in full compliance with our obligations and, in extreme circumstances, our authorization could be revoked by ANATEL. See “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry—Regulation of Mobile Services—Obligations of Personal Mobile Services Providers.”

We may be unable to implement our 3G network or our projects to upgrade and enhance our existing mobile networks in a timely manner or without unanticipated costs.

Following our receipt in December 2007 of the radio frequency licenses necessary to offer 3G services in Region II, we have undertaken significant capital expenditure programs to implement the networks necessary for us to provide these services. In addition, we have undertaken a project to upgrade a portion of our mobile network to enable us to increase the capacity of this network. Our ability to achieve our strategic objectives relating to our mobile services depends on and will depend on, in large part, the successful, timely and cost-effective implementation of these networks and projects. Factors that could affect this implementation include:

•	our ability to generate cash flow or to obtain future financing necessary for such implementation;

•	delays in the delivery of telecommunications equipment by our vendors;

•	the failure of the telecommunications equipment supplied by our vendors to comply with the expected capabilities; and

•	delays resulting from the failure of third party suppliers or contractors to meet their obligations in a timely and cost-effective manner.

Although we believe that our cost estimates and implementation schedule are reasonable, we cannot assure you that the actual costs or time required to complete the implementation of these networks will not substantially exceed our current estimates. Any significant cost overrun or delay could hinder or prevent the successful implementation of our business plan and result in revenues and net income being less than expected.

We depend on key suppliers and vendors to provide equipment that we need to operate our business.

We depend upon various key suppliers and vendors, including Ericsson, Alcatel-Lucent, Nokia and Huawei, to provide us with network equipment, which we need in order to expand and to operate our business. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own shortages and business requirements. If these suppliers or vendors fail to provide equipment or service to us on a timely basis, we could experience disruptions, which could have an adverse effect on our revenues and results of operations, and we might be unable to satisfy the requirements contained in our concession and authorization agreements.

We are permitted to negotiate rates for interconnection to our mobile networks with providers of fixed line-services. ANATEL arbitration of these rates as a result of our failure to reach agreement with providers of fixed line-services may result in reductions of the interconnection rates that we currently charge.

In order to receive or send calls from or to customers of other Brazilian and international fixed-line and mobile networks, we must interconnect with the networks of our competitors. The Brazilian General Telecommunications Law (Lei Geral das Telecomunicações) requires all telecommunications service providers to interconnect their networks with those of other providers on a non-discriminatory basis. ANATEL sets the interconnection rates that fixed-line networks may charge.

Interconnection rates that mobile networks charge have typically been higher than the rates set by ANATEL for fixed-line networks. As a result, mobile operators generally have received a large portion of revenues generated by fixed-to-mobile calls, while fixed-line networks generally have received a small portion of revenues generated by mobile-to-fixed calls. Since July 2004, the interconnection rates that mobile networks may charge have been freely negotiable. Brazilian laws and regulations provide that if interconnection rates for mobile networks are not agreed among telecommunications service providers, ANATEL is empowered to arbitrate, at its discretion, the interconnection rates that mobile telecommunications companies may charge.

When we began offering mobile services, we were each unable to agree with fixed-line service providers on the interconnection rates that we would charge the fixed-line service providers. Similarly, none of the other mobile services providers were able to agree with fixed-line service providers on the interconnection rates that they would charge the fixed-line service providers at the time that their authorizations to provide mobile services were granted. Each of the mobile services providers and the fixed-line service providers with which they interconnected commenced arbitration proceedings before ANATEL to establish the applicable interconnection rates. ANATEL established provisional rates applicable to each mobile services provider, pending a final decision in the arbitration proceedings.

An initial decision approving these provisional rates was rendered in September 2007, but an appeal remains pending before ANATEL’s Council of Directors (Conselho Diretor). We cannot predict whether the final interconnection rates established by ANATEL will be equivalent to those currently applied by us. If ANATEL sets interconnection rates that mobile operators may charge at a level that differs substantially from the current level, our results of operations may be materially adversely affected.

Our controlling shareholder, TmarPart, has control over us and our controlled companies.

We are controlled indirectly by Telemar Participações S.A., or TmarPart, which, as of July 6, 2009 indirectly held 99.3% of the voting shares of Brasil Telecom. TmarPart’s shareholders are parties to two shareholders’ agreements governing their equity interests in TmarPart. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—TmarPart Shareholders’ Agreements.” Our controlling shareholder and its controlling shareholders are entitled to appoint a majority of the members of our board of directors, and they have the power to determine the decisions to be taken at our shareholders’ meetings on matters of our management that require the prior authorization of our shareholders, including in respect of related party transactions, corporate restructurings and the date of payment of dividends and other capital distributions. The decisions of our controlling shareholder and its controlling shareholders on these matters may be contrary to the expectations or preferences of holders of our indebtedness, including holders of our preferred shares and ADSs.

We have a substantial amount of existing debt, which could restrict our financing and operating flexibility and have other adverse consequences.

At December 31, 2008, we had total consolidated indebtedness excluding swap adjustments, of R$4,679 million and a ratio of debt to equity of 1.3:1.

We are subject to certain financial covenants that limit our ability to incur additional debt. Our existing level of indebtedness and the requirements and limitations imposed by our debt instruments could adversely affect our financial condition or results of operations. In particular, the terms of some of these debt instruments restrict our ability, and the ability of our subsidiaries, to:

•	incur additional debt;

•	grant liens;

•	pledge assets;

•	sell or dispose of assets; and

•	make certain acquisitions, mergers and consolidations.

Furthermore, some of our debt instruments include financial covenants that require us and/or our subsidiaries to maintain certain specified financial ratios. As a result of adjustments in our provision for contingencies in 2009, including in connection with Telemar’s acquisition of control of our company, we expect that we will not comply with certain covenants set forth in our debt instruments with the Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, and The Japan Bank of International Cooperation, or JBIC, and in our debentures as of June 30, 2009. Under each of these debt instruments the creditor has the right to accelerate the debt if, at the end of any fiscal quarter, we are not in compliance with the covenants containing these ratios. We have received a waiver from BNDES and are currently seeking waivers from JBIC and the holders of our debentures in respect of the anticipated breach of these covenants. We cannot provide investors with any assurance that these waivers will be obtained. See “Item 5. Operating and Financial Review and Prospects—Indebtedness and Financing Strategy—Long-Term Indebtedness.” In general, the occurrence of an event of default under one of our debt instruments may trigger defaults under our other debt instruments. If we are unable to incur additional debt, we may be unable to invest in our business and make necessary or advisable capital expenditures, which could reduce future operating revenue and adversely affect our profitability. In addition, cash required to serve our existing indebtedness reduces the amount available to us to make capital expenditures.

If our growth in net operating revenue slows or declines in a significant manner, for any reason, we may not be able to continue servicing our debt. If we are unable to meet our debt service obligations or comply with our debt covenants, we could be forced to renegotiate or refinance our indebtedness, seek additional equity capital or sell assets. We may be unable to obtain financing or sell assets on satisfactory terms, or at all. For more information regarding our debt instruments and our indebtedness at December 31, 2008, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

We are subject to numerous legal and administrative proceedings, which could adversely affect our business, results of operations and financial condition.

We are subject to numerous legal and administrative proceedings. It is difficult to quantify the potential impact of these legal and administrative proceedings. We classify our risk of loss from legal and administrative proceedings as “probable,” “possible” or “remote.” We make provisions for probable claims but do not make provisions for possible and remote claims. At December 31, 2008, we had provisioned R$1,449 million for probable claims relating to various tax, labor and civil legal and administrative proceedings against us.

At December 31, 2008, we had claims against us of approximately R$1,672 million in tax proceedings, R$633 in labor proceedings and R$1,220 million in civil proceedings with a risk of loss classified as “possible” and for which we had made no provisions. See note 28 to our audited consolidated financial statements included elsewhere in this annual report. We do not include in our financial statements the estimated contingency in connection with proceedings in respect of which we consider the risk of loss to be “remote.”

As the result of Telemar’s acquisition of control of our company in January 2009, we have changed our criteria for estimating probable losses in connection with labor proceedings and the recognition of tax credits for the Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços), or ICMS (a state value-added tax on sales and services), in order to align our policies with those of Telemar. As a result, we have recorded additional provisions for labor proceedings and tax proceedings in 2009 in the amount of R$325 million and R$387 million, respectively.

Additionally, as the result of certain judicial decisions in 2009, we have reclassified the probability of loss in certain civil proceedings involving Companhia Riograndense de Telecomunicações, or CRT, the leading fixed-line telecommunications service company in the State of Rio Grande do Sul that we acquired in 2000, from possible to probable. As a result, we have recorded an additional provision in 2009 in the amount of R$1,153 million in connection with the proceedings.

If we are subject to unfavorable decisions in any legal or administrative proceedings and the losses in those proceedings significantly exceed the amount for which we have provisioned or involve proceedings for which we have made no provision, our results of operations and financial condition may be materially adversely affected. For a more detailed description of these proceedings, see “Item 8. Financial Information—Legal Proceedings.”

We are subject to potential liabilities relating to our third-party service providers, which could have a material adverse effect our business, financial condition and results of operations.

We are subject to potential liabilities relating to our third-party service providers. Such potential liabilities may involve claims by employees of third-party service providers directly against us as if we were the direct employer of such employees, as well as claims against us for secondary liability for, among other things, occupational hazards, wage parity or overtime pay, in the event that such third-party service providers fail to meet their employer obligations. We have not recorded any provisions for such claims, and significant judgments against us could have a material adverse effect on our business, financial condition and results of operations.

We are subject to delinquencies of our accounts receivables.

Our business significantly depends on our customers’ ability to pay their bills and comply with their obligations to us. In 2007 and 2008, we recorded provisions for doubtful accounts in the amount of R$348 million and R$370 million, respectively, primarily due to subscribers’ delinquencies. As a percentage of our gross operating revenue, our provision for doubtful accounts was 2.0% at December 31, 2007 and 2.2% at December 31, 2008.

ANATEL regulations prevent us from implementing certain policies that could have the effect of reducing delinquency, such as service restrictions or limitations on the types of services provided based on a subscriber’s credit record. If we are unable to successfully implement policies to limit subscriber delinquencies or otherwise select our customers based on their credit records, persistent subscriber delinquencies and bad debt will continue to adversely affect our operating and financial results.

In addition, if the Brazilian economy declines due to, among other factors, a reduction in the level of economic activity, depreciation of the real, an increase in inflation or an increase in domestic interest rates, a greater portion of our customers may not be able to pay their bills on a timely basis, which would increase our provision for doubtful accounts and adversely affect our financial condition and results of operations. See “— Risks Relating to Brazil.”

If key members of our senior management team were to resign, or if we are unable to attract and retain skilled management, our business could be materially adversely affected.

Our ability to remain competitive in our markets and achieve our growth strategy depends on our senior management team. We may not be able to continue to successfully attract and retain skilled management. If key members of our senior management team were to resign, or if we are unable to continue to attract and retain skilled management, our business, financial condition and results of operations could be adversely affected.

Our operations depend on our ability to maintain, upgrade and operate efficiently our accounting, billing, customer service, information technology and management information systems and rely on the systems of other carriers under co-billing agreements.

Sophisticated information and processing systems are vital to our growth and our ability to monitor costs, render monthly invoices for services, process customer orders, provide customer service and achieve operating efficiencies. We cannot assure you that we will be able to operate successfully and upgrade our accounting, information and processing systems or that these systems will continue to perform as expected. We have entered into co-billing agreements with each long-distance telecommunications service provider that is interconnected to our networks to include in our invoices the long-distance services rendered by these providers, and they have agreed to include charges owed to us in their invoices. Any failure in our accounting, information and processing systems, or any problems with the execution of invoicing and collection services by other carriers with whom we have co-billing agreements, could impair our ability to collect payments from customers and respond satisfactorily to customer needs, which could adversely affect our business, financial condition and results of operations.

Improper use of our network can adversely affect our costs and results of operations.

We incur costs associated with the unauthorized and fraudulent use of our networks, including administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud also affects interconnection costs and payments to other carriers for non-billable fraudulent roaming. Improper use of our network can also increase our selling expenses if we need to increase our provision for doubtful accounts to reflect amounts we do not believe we can collect for improperly made calls. Any increase in the improper use of our network in the future could materially adversely affect our costs and results of operations.

Our operations are dependent upon our networks. A system failure could cause delays or interruptions of service, which could cause us to suffer losses.

Damage to our networks and backup mechanisms may result in service delays or interruptions and limit our ability to provide customers with reliable service over our networks. Some of the risks to our networks and infrastructure include: (1) physical damage to access lines; (2) power surges or outages; (3) software defects; (4) disruptions beyond our control; (5) breaches of security; and (6) natural disasters. The occurrence of any such event could cause interruptions in service or reduce capacity for customers, either of which could reduce our gross operating revenues or cause us to incur additional expenses. In addition, the occurrence of any such event may subject us to penalties and other sanctions imposed by ANATEL and may adversely affect our business and results of operations.

The mobile telecommunications industry and participants in this industry, including us, may be harmed by reports suggesting that radio frequency emissions cause health problems and interfere with medical devices.

Media and other entities frequently suggest that the electromagnetic emissions from mobile handsets and base stations may cause health problems. If consumers harbor health-related concerns, they may be discouraged from using mobile handsets. These concerns could have an adverse effect on the mobile telecommunications industry and, possibly, expose mobile services providers to litigation. We cannot assure you that further medical research and studies will refute a link between the electromagnetic emissions of mobile handsets and base stations, including on frequency ranges we use to provide mobile services, and these health concerns. Government authorities could increase regulation on electromagnetic emissions of mobile handsets and base stations, which could have an adverse effect on our business, financial condition and results of operations. The expansion of our network may be affected by these perceived risks if we experience problems in finding new sites, which in turn may delay the expansion and may affect the quality of our services. In July 2002, ANATEL enacted regulations that limit emission and exposure for fields with frequencies between 9 kHz and 300 GHz. Although these regulations did not have a material impact on our business, new laws or regulations regarding electromagnetic emissions and exposure may be adopted that could have an adverse effect on our business.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazilian political and economic conditions, could adversely impact our business, results of operations and financial condition.

Substantially all of our operations and customers are located in Brazil, except for minor services provided outside of Brazil. Accordingly, our financial condition and results of operations are substantially dependent on Brazil’s economy. The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and implement macroeconomic policies have often involved increases in interest rates, wage and price controls, currency devaluations, blocking access to bank accounts, imposing capital controls and limits on imports, among other things. We do not have any control over, and are unable to predict, which measures or policies the Brazilian government may adopt in the future. Our business, results of operations and financial condition may be adversely affected by changes in policies or regulations, or by other factors such as:

•	political instability;

•	devaluations and other currency fluctuations;

•	inflation;

•	price instability;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	energy shortages;

•	exchange controls;

•	changes to the regulatory framework governing our industry;

•	monetary policy;

•	tax policy; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether possible changes in policies or rules affecting these or other factors may contribute to economic uncertainties in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers. The President of Brazil has considerable power to determine governmental policies and actions that relate to the Brazilian economy and, consequently, affect the operating and financial results of businesses, such as our company. The term of Brazil’s current President, Luiz Inácio Lula da Silva, expires in January 2011, and under Brazilian law he is not permitted to run for another four-year term in the October 2010 elections. Uncertainty regarding the election of President Lula’s successor and speculation about the policies that may be implemented by the Brazilian federal or state governments could adversely affect our business, results of operations and financial condition.

The global financial and credit crisis may adversely affect economic growth in Brazil, limit our access to the financial markets and, therefore, negatively impact our business and financial condition.

The global financial and credit crisis and related instability in the international financial system have had, and may continue to have, a negative effect on economic growth in Brazil. The ongoing crisis has reduced the availability of liquidity and credit to fund the continuation and expansion of industrial business operations worldwide. The shortage of liquidity and credit combined with recent substantial losses in worldwide equity markets, including in Brazil, could lead to an extended worldwide economic recession or depression. A prolonged slowdown in economic activity in Brazil could reduce demand for some of our services, particularly broadband services if the rate of computer sales in Brazil declines, which would adversely affect our results of operations.

We may also face significant liquidity challenges if conditions in the financial markets do not improve. Our ability to access the capital markets or the commercial bank lending markets may be severely restricted at a time when we would like, or need, to access such markets, which could have an impact on our flexibility to react to changing economic and business conditions. The financial and credit crisis could have an impact on the lenders under our existing credit facilities, on our customers, or on the ability of our suppliers to meet scheduled deliveries, causing them to fail to meet their obligations to us. If the global financial and credit crisis deepens further, it could have an adverse effect on the demand for our services and our ability to fund our planned growth.

Depreciation of the real may lead to substantial losses on our liabilities denominated in or indexed to foreign currencies.

During the four decades prior to 1999, the Central Bank periodically devalued the Brazilian currency. Throughout this period, the Brazilian government implemented various economic plans and used various exchange rate policies, including sudden devaluations (such as daily and monthly adjustments), exchange controls, dual exchange rate markets and a floating exchange rate system. Since 1999, exchange rates have been set by the market. The exchange rate between the real and the U.S. dollar has varied significantly in recent years. For example, the real/U.S. dollar exchange rate increased from R$1.955 per U.S. dollar on December 31, 2000 to R$3.533 on December 31, 2002. The real appreciated against the U.S. dollar by 8.1% in 2004, 11.8% in 2005, 8.7% in 2006 and 17.1% in 2007. In 2008, primarily as a result of the international financial crisis, the real depreciated by 31.9% against the U.S. dollar and prompted foreign investors to remove billions of reais from the Brazilian Securities, Commodities and Futures Exchange (BM&FBOVESPA S.A. - Bolsa de Valores Mercadorias e Futuros), which we refer to as the BOVESPA.

A significant amount of our financial assets and liabilities are denominated in or indexed to foreign currencies, primarily U.S. dollars and Japanese yen. As of December 31, 2008, R$791 million, or 16.9% of our financial indebtedness, was denominated in a foreign currency, excluding including swap adjustments. When the real depreciates against foreign currencies, we incur losses on our liabilities denominated in or indexed to foreign currencies, such as our U.S. dollar-denominated long-term debt and foreign currency loans, and we incur gains on our monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into reais. If significant depreciation of the real were to occur when the value of such liabilities significantly exceeds the value of such assets, including any financial instruments entered into for hedging purposes, we could incur significant losses, even if their value has not changed in their original currency. This could adversely affect our ability to meet certain of our payment obligations. A failure to meet certain of our payment obligations could trigger a default under certain financial covenants in our debt instruments, which could have a material adverse effect on our business and results of operations. Additionally, we currently have currency swaps in place for a portion of our foreign currency debt. If the cost of swap instruments increases substantially, we may be unable to maintain our hedge policy, resulting in an increased foreign currency exposure which could in turn lead to substantial foreign exchange losses.

Depreciation of the real relative to the U.S. dollar could create additional inflationary pressures in Brazil by increasing the price of imported products and requiring recessionary government policies, including tighter monetary policy. On the other hand, appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and balance of payments, as well as to a dampening of export-driven growth.

In addition, a portion of our capital expenditures require us to acquire assets at prices denominated in or linked to foreign currencies, some of which are financed by liabilities denominated in foreign currencies, principally the U.S. dollar. We generally do not hedge against these risks. To the extent that the value of the real decreases relative to the U.S. dollar, it becomes more costly for us to purchase these assets, which could adversely affect our business and financial performance.

If Brazil experiences substantial inflation in the future, our margins and our ability to access foreign financial markets may be reduced. Government measures to curb inflation may have adverse effects on the Brazilian economy, the Brazilian securities market and our business and results of operations.

Brazil has, in the past, experienced extremely high rates of inflation, with annual rates of inflation reaching as high as 2,708% in 1993 and 1,093% in 1994. Inflation and some of the Brazilian government’s measures taken in an attempt to curb inflation have had significant negative effects on the Brazilian economy.

Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, actions taken in an effort to control inflation, coupled with speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. More recently, Brazil’s rates of inflation, as measured by the General Market Price Index — Internal Availability (Índice Geral de Preços — Disponibilidade Interna), or IGP-DI, published by Fundação Getúlio Vargas, or FGV, were 12.1% in 2004, 1.2% in 2005, 3.8% in 2006, 7.9% in 2007 and 9.1% in 2008. According to the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or IPCA, published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, the Brazilian consumer price inflation rates were 7.5% in 2004, 5.7% in 2005, 3.1% in 2006, 4.5% in 2007 and 9.1% in 2008.

If Brazil experiences substantial inflation in the future, our costs may increase and our operating and net margins may decrease. Although ANATEL regulations provide for annual price increases for most of our services, such increases are linked to inflation indexes, discounted by increases in our productivity. During periods of rapid increases in inflation, the price increases for our services may not be sufficient to cover our additional costs and we may be adversely affected by the lag in time between the incurrence of increased costs and the receipt of revenues resulting from the annual price increases. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

Fluctuations in interest rates could increase the cost of servicing our debt and negatively affect our overall financial performance.

Our financial expenses are affected by changes in the interest rates that apply to our floating rate debt. At December 31, 2008, we had, among other debt obligations, R$2,564 million of loans and financing that were subject to the TJLP (Taxa de Juros de Longo Prazo), or TJLP, a long-term interest rate, R$1,106 million of local commercial paper and debentures that were subject to the Interbank Certificate of Deposit (Certificado Depositário Interbancário), or CDI, rate, an interbank rate, and R$282 million of loans and financing that were subject to Japanese Yen LIBOR.

The TJLP includes an inflation factor and is determined quarterly by the Central Bank. In particular, the TJLP and the CDI rate have fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, inflation, Brazilian government policies and other factors. For example, in 2008, the CDI rate increased from 11.18% per annum at December 31, 2007 to 12.38% per annum at December 31, 2008. A significant increase in any of these interest rates, particularly the CDI rate, could adversely affect our financial expenses and negatively affect our overall financial performance.

The market value of securities issued by Brazilian companies is influenced by the perception of risk in Brazil and other emerging market countries, which may have a negative effect on the trading price o four preferred shares and the ADSs and may restrict our access to international capital markets.

Economic and market conditions in other emerging market countries, especially those in Latin America, may influence the market for securities issued by Brazilian companies. Investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Adverse economic conditions in other emerging market countries have at times resulted in significant outflows of funds from Brazil. In 2008, certain Brazilian and Mexican companies announced significant losses in connection with currency derivatives as a result of the depreciation of the Mexican peso and the real against the U.S. dollar, respectively. As a result, a number of these companies have suffered financial distress and have sought or are contemplating seeking protection under various bankruptcy regimes. In addition, in October 2008, the Argentine government nationalized the Argentine private pension funds. Crises in other emerging countries or economic policies of other countries, in particular the United States, may adversely affect investors’ demand for securities issued by Brazilian companies, including our preferred shares and the ADSs. Any of these factors could adversely affect the market price of our preferred shares and the ADSs and impede our ability to access the international capital markets and finance our operations in the future on terms acceptable to us or at all.

Restrictions on the movement of capital out of Brazil may impair our ability to service certain debt obligations.

Brazilian law provides that whenever there exists, or there is a serious risk of, a material imbalance in Brazil’s balance of payments, the Brazilian government may impose restrictions for a limited period of time on the remittance to foreign investors of the proceeds of their investments in Brazil as well as on the conversion of the real into foreign currencies. The Brazilian government imposed such a restriction on remittances for approximately six months in 1989 and early 1990. The Brazilian government may in the future restrict companies from paying amounts denominated in foreign currency or require that any such payment be made in reais. Many factors could affect the likelihood of the Brazilian government imposing such exchange control restrictions, including: the extent of Brazil’s foreign currency reserves; the availability of sufficient foreign exchange on the date a payment is due; the size of Brazil’s debt service burden relative to the economy as a whole; and political constraints to which Brazil may be subject. There can be no certainty that the Brazilian government will not take such measures in the future.

A more restrictive policy could increase the cost of servicing, and thereby reduce our ability to pay, our foreign currency-denominated debt obligations and other liabilities. Our foreign-currency denominated debt represented 16.9% of our indebtedness on a consolidated basis at December 31, 2008. If we fail to make payments under any of these obligations, we will be in default under those obligations, which could reduce our liquidity as well as the market price of our preferred shares and the ADSs.

In addition, a more restrictive policy could hinder or prevent the Brazilian custodian of the preferred shares underlying the ADSs or holders who have exchanged the ADSs for the underlying preferred shares from converting dividends, distributions or the proceeds from any sale of such shares into U.S. dollars and remitting such U.S. dollars abroad. In such an event, the Brazilian custodian for our preferred shares will hold the reais that it cannot convert for the account of holders of the ADSs who have not been paid. Neither the custodian nor the depositary will be required to invest the reais or be liable for any interest.

Risks Relating to Our Preferred Shares and the ADSs

Our preferred shares and the ADSs have limited voting rights.

Under the Brazilian Corporation Law and our bylaws, holders of our preferred shares and, consequently, the ADSs are not entitled to vote at meetings of our shareholders, except in very limited circumstances. These limited circumstances directly relate to key rights of the holders of preferred shares, such as modifying basic terms of our preferred shares or creating a new class of preferred shares with superior rights. Holders of preferred shares without voting rights are entitled to elect one member and his or her respective alternate to our board of directors and our fiscal council. Holders of our preferred shares and the ADSs are not entitled to vote to approve corporate transactions, including mergers or consolidations of our company with other companies or the declaration of dividends. See “Item 10. Additional Information—Description of Our Company’s Bylaws—Voting Rights.”

Holders of the ADSs may find it difficult to exercise even their limited voting rights at our shareholders’ meetings.

Under Brazilian law, only shareholders registered as such in our corporate books may attend our shareholders’ meetings. All preferred shares underlying the ADSs are registered in the name of Citibank, N.A., as depositary of our ADS program. ADS holders may exercise the limited voting rights with respect to our preferred shares represented by the ADSs only in accordance with the deposit agreement relating to the ADSs. There are practical limitations upon the ability of the ADS holders to exercise their voting rights due to the additional steps involved in communicating with ADS holders. For example, we are required to publish a notice of our shareholders’ meetings in certain newspapers in Brazil. To the extent that holders of our preferred shares are entitled to vote at a shareholders’ meeting, they will be able to exercise their voting rights by attending the meeting in person or voting by proxy. By contrast, holders of the ADSs will receive notice of a shareholders’ meeting by mail from the depositary following our notice to the American Depositary Receipt, or ADR, depositary requesting the ADR depositary to inform ADS holders of the shareholders’ meeting. To exercise their voting rights, ADS holders must instruct the depositary on a timely basis. This noticed voting process will take longer for ADS holders than for holders of preferred shares. If it fails to receive timely voting instructions for all or part of the ADSs, the depositary will assume that the holders of those ADSs are instructing it to give a discretionary proxy to a person designated by us to vote their ADSs, except in limited circumstances.

In the limited circumstances in which holders of the ADSs have voting rights, they may not receive the voting materials in time to instruct the depositary to vote our preferred shares underlying their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions of the holders of the ADSs or for the manner of carrying out those voting instructions. Accordingly, holders of the ADSs may not be able to exercise voting rights, and they will have no recourse if the preferred shares underlying their ADSs are not voted as requested.

Holders of ADSs or preferred shares in the United States may not be entitled the same preemptive rights as Brazilian shareholders have, pursuant to Brazilian legislation, in the subscription of shares resulting from capital increases made by us.

Under Brazilian law, if we issue new shares in exchange for cash or assets as part of a capital increase, we must grant our shareholders preemptive rights at the time of the subscription of shares, corresponding to their respective interest in our share capital, allowing them to maintain their existing shareholding percentage. We may not legally be permitted to allow holders of ADSs or preferred shares in the United States to exercise any preemptive rights in any future capital increase unless (1) we file a registration statement for an offering of shares resulting from the capital increase with the U.S. Securities and Exchange Commission, which we refer to as the SEC, or (2) the offering of shares resulting from the capital increase qualifies for an exemption from the registration requirements of the Securities Act. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement for an offering of shares with the SEC and any other factors that we consider important in determining whether to file such a registration statement. We cannot assure the holders of ADSs or preferred shares in the United States that we will file a registration statement with the SEC to allow them to participate in any of our capital increases. As a result, the equity interest of such holders in us may be diluted proportionately.

If holders of our ADSs exchange them for preferred shares, they may risk temporarily losing, or being limited in, the ability to remit foreign currency abroad and certain Brazilian tax advantages.

The Brazilian custodian for the preferred shares underlying the ADSs must obtain an electronic registration number with the Central Bank to allow the depositary to remit U.S. dollars abroad. ADS holders benefit from the electronic certificate of foreign capital registration from the Central Bank obtained by the custodian for the depositary, which permits it to convert dividends and other distributions with respect to the preferred shares into U.S. dollars and remit the proceeds of such conversion abroad. If holders of the ADSs decide to exchange them for the underlying preferred shares, they will only be entitled to rely on the custodian’s certificate of registration with the Central Bank for five business days after the date of the exchange. Thereafter, they will be unable to remit U.S. dollars abroad unless they obtain a new electronic certificate of foreign capital registration in connection with the preferred shares, which may result in expenses and may cause delays in receiving distributions. See “Item 10. Additional Information—Exchange Controls.”

Also, if holders of the ADSs that exchange the ADSs for our preferred shares do not qualify under the foreign investment regulations, they will generally be subject to less favorable tax treatment of dividends and distribution on, and the proceeds from any sale of, our preferred shares. See “Item 10. Additional information—Exchange Controls” and “Item 10. Additional Information—Taxation—Brazilian Tax Considerations.”

Holders of the ADSs may face difficulties in protecting their interests because we are subject to different corporate rules and regulations as a Brazilian company and our shareholders may have fewer and less well-defined rights.

Holders of the ADSs are not direct shareholders of our company and are unable to enforce the rights of shareholders under our bylaws and the Brazilian Corporation Law.

Our corporate affairs are governed by our bylaws and the Brazilian Corporation Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the State of Delaware or New York, or elsewhere outside Brazil. Even if a holder of ADSs surrenders its ADSs and becomes a direct shareholder, its rights as a holder of our preferred shares underlying the ADSs under the Brazilian Corporation Law to protect its interests relative to actions by our board of directors may be fewer and less well-defined than under the laws of those other jurisdictions.

Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in the United States and certain other countries, which may put holders of our preferred shares and the ADSs at a potential disadvantage. Corporate disclosures also may be less complete or informative than for a public company in the United States or in certain other countries.

Holders of the ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.

We are organized under the laws of Brazil, and all of the members of our board of directors and all of our executive officers and our independent public accountants reside or are based in Brazil. The vast majority of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for holders of the ADSs to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. In addition, because substantially all of our assets and all of our directors and officers reside outside the United States, any judgment obtained in the United States against us or any of our directors or officers may not be collectible within the United States. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests in the case of actions by us or our board of directors or executive officers than would shareholders of a U.S. corporation. In addition, there is doubt as to the applicability and enforceability of civil liabilities under the Securities Act or the Exchange Act through lawsuits filed before Brazilian courts.

Brazilian tax laws may have an adverse impact on the taxes applicable to the disposition of the ADSs and preferred shares.

According to Law No. 10,833, enacted on December 29, 2003, if a nonresident of Brazil disposes of assets located in Brazil, the transaction will be subject to taxation in Brazil, even if such disposition occurs outside Brazil or if such disposition is made to another nonresident. Dispositions of ADSs between nonresidents, however, are currently not subject to taxation in Brazil. Nevertheless, in the event that the concept of “disposition of assets” is interpreted to include the disposition between nonresidents of assets located outside Brazil, this tax law could result in the imposition of withholding taxes in the event of a disposition of the ADSs made between nonresidents of Brazil. Due to the fact that Law No. 10,833/2003 has no judicial guidance as to its application to date, we are unable to predict whether an interpretation applying such tax laws to dispositions of the ADSs between nonresidents could ultimately prevail in Brazilian courts. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations.”

The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of our preferred shares and the ADSs.

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The BOVESPA, which is the principal Brazilian stock exchange, had a market capitalization of R$1,375.3 billion (US$588.5 billion) at December 31, 2008 and an average daily trading volume of US$3.1 billion for 2008. In comparison, the New York Stock Exchange, or the NYSE, had a market capitalization of US$16.7 trillion at December 31, 2008 and an average daily trading volume of US$152.6 billion for 2008. There is also significantly greater concentration in the Brazilian securities markets. The ten largest companies in terms of market capitalization represented approximately 52% of the aggregate market capitalization of the BOVESPA at December 31, 2008. The ten most widely traded stocks in terms of trading volume accounted for approximately 53% of all shares traded on the BOVESPA in 2008. These market characteristics may substantially limit the ability of holders of the ADSs to sell preferred shares underlying the ADSs at a price and at a time when they wish to do so and, as a result, could negatively impact the market price of the ADSs themselves.

ITEM 4.	INFORMATION ON THE COMPANY

Overview

We are the largest telecommunications service provider in Region II in Brazil, based on revenues and customers as of and for the year ended December 31, 2008, according to information available from ANATEL and other publicly available information. We offer a range of integrated telecommunications services that includes fixed-line and mobile telecommunications services, data transmission services (including broadband access services), internet service provider, or ISP, services and other services, for residential customers, small, medium and large companies, and governmental agencies.

According to the IBGE, Region II (which consists of the Federal District of Brazil and nine states of Brazil located in the western, central and southern regions of Brazil) had a population of approximately 43.5 million as of April 1, 2007, representing 23.6% of the total Brazilian population, and represented approximately 26.2% of Brazil’s total gross domestic product, or GDP, for 2006 (the most recent period for which such information is currently available).

Fixed-Line Telecommunications Services

Our traditional fixed-line telecommunications business in Region II includes local and long-distance services, network usage services (interconnection) and public telephones, in accordance with the concessions and authorizations granted to us by ANATEL. We believe we were one of the largest fixed-line telecommunications companies in South America in terms of total number of lines in service as of December 31, 2008. Based on our 8.1 million fixed lines in service as of December 31, 2008, we were the principal fixed-line telecommunications service provider in Region II, with an estimated market share of 51.3% of the total fixed lines in service in this region as of December 31, 2008, according to our internal estimates. For the year ended December 31, 2008, our highly mature fixed-line business generated R$10,775 million in gross operating revenue, which represented a decline of 1.4% compared to the year ended December 31, 2007.

Mobile Telecommunications Services

We offer mobile telecommunications services in Region II through our subsidiary 14 Brasil Telecom Celular S.A., which we refer to as Brasil Telecom Mobile. We believe that we are one of the principal mobile telecommunications service providers in Region II, with 5.6 million mobile subscribers as of December 31, 2008 and an estimated market share of 14.4% of the total number of mobile subscribers in this region as of December 31, 2008, according to information available from ANATEL. For the year ended December 31, 2008, our mobile services business generated R$2,561 million in gross operating revenue, which represented an increase of 4.7% compared to the year ended December 31, 2007.

Data Transmission Services

We offer a variety of high-speed data transmission services, including services offered by our subsidiaries BrT Serviços de Internet S.A. and Brasil Telecom Comunicação Multimídia Ltda. We also operate a fiber optic cable system that connects the United States, Bermuda, Brazil and Venezuela through our subsidiaries Brasil Telecom Cabos Submarinos Ltda., Brasil Telecom Subsea Cable System (Bermuda) Ltd., Brasil Telecom of America Inc. and Brasil Telecom de Venezuela S.A. Our broadband services, primarily utilizing Asymmetric Digital Subscriber Line, or ADSL, technology, are marketed in Region II under the brand name “Turbo.” As of December 31, 2008, we had 1.8 million ADSL subscribers, representing 22.2% of our fixed lines in service at that date. We also provide voice and data services to corporate clients throughout Brazil through our network in Region II, through the network of Telemar Norte Leste S.A., or Telemar, in Region I, and through cooperation agreements with other telecommunications network operators in Region III. For the year ended December 31, 2008, our data transmission services business generated R$4,070 million in gross operating revenue, which represented an increase of 36.5% compared to the year ended December 31, 2007.

Other Services

We operate an internet portal through our subsidiary Internet Group do Brasil S.A. under the brand name “iG” that was the second largest internet portal in Brazil in terms of the number of unique visitors in 2008, according to Ibope/NetRatings. We also started a call center business for the sole purpose of providing services to our company and our subsidiaries. For the year ended December 31, 2008, our internet services business and call center services generated R$700 million in gross operating revenue, which represented an increase of 49.6% compared to the year ended December 31, 2007.

Our principal executive office is located at SIA/Sul, ASP, Lote D, Bloco B –71215-000 – Setor de Indústria, Brasília, DF, Brazil, and our telephone number at this address is (55-61) 3415-1414.

Our History and Development

Prior to the formation in 1972 of Telecomunicações Brasileiras S.A., or Telebrás, the Brazilian state-owned telecommunications monopoly, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebrás and its operating subsidiaries acquired almost all of the other telecommunications companies in Brazil and thus achieved a monopoly in providing public telecommunications services in almost all areas of the country.

Beginning in 1995, the Brazilian government undertook a comprehensive reform of Brazil’s telecommunications regulations. In July 1997, Brazil’s Congress adopted the Brazilian General Telecommunications Law (Lei Geral de Telecomunicações), together with the regulations, decrees, orders and plans on telecommunications issued by Brazil’s executive branch, collectively the Telecommunications Regulatory Framework, which provided for the establishment of a comprehensive regulatory framework introducing competition into the Brazilian telecommunications industry and promoting the privatization of Telebrás and its subsidiaries.

Privatization of Telebrás

In January 1998, in preparation for the restructuring and privatization, Telebrás spun-off its previously integrated mobile telecommunications operations from its fixed-line operations into separate companies. In May 1998, Telebrás was restructured to form 12 new holding companies, or the New Holding Companies, by means of a procedure under Brazilian Corporation Law called cisão, or spin-off. Virtually all of the assets and liabilities of Telebrás were allocated to the New Holding Companies, including Telebrás’s interest in its operating subsidiaries. The New Holding Companies consisted of:

•

eight holding companies each of which controlled one or more mobile services providers, each operating in one of the ten service regions into which Brazil had been divided for mobile telecommunications services and using the frequency range called Band A (other than one mobile services provider that operated in two regions and one region in which the mobile services provider was not part of the Telebrás system);

•

three regional holding companies, each of which controlled the fixed-line service providers that provided local and intraregional long-distance service in one of the three service regions into which Brazil has been divided for fixed-line telecommunications; and

•	a holding company, which controlled Embratel, a provider of domestic (including interstate and interregional) and international long-distance service throughout Brazil.

Brasil Telecom Holding, our parent company, is one of the New Holding Companies in the fixed-line telecommunications business. In the restructuring and privatization of Telebrás, Brasil Telecom Holding was allocated all of the share capital held by Telebrás in the operating subsidiaries that provided fixed-line telecommunications service in Region II.

In August 1998, the Brazilian government privatized Telebrás by selling all of the voting shares that it held in the New Holding Companies, including Brasil Telecom Holding, to private-sector buyers. The Brazilian government’s shares in the corporate capital of Brasil Telecom Holding were purchased by Solpart Participações S.A., or Solpart.

Expansion of Fixed-Line Network in Rio Grande do Sul

In July 2000, we acquired the control of CRT. CRT was the leading fixed-line telecommunications service company in the State of Rio Grande do Sul. In December 2000, CRT was merged with and into us.

Corporate Reorganization of Brasil Telecom

Following the formation of Brasil Telecom Holding, it provided fixed-line telecommunications services through nine separate operating subsidiaries, including our company, each of which provided telecommunications services in one of the nine states of Region II or the Federal District of Brazil. In February 2000, Brasil Telecom Holding implemented a corporate reorganization, which resulted in each of its other fixed-line operating companies being merged into our company.

Entry into the Internet Service Provider Business

In October 2001, we formed BrT Serviços de Internet S.A. to provide broadband internet services under the brand name “Turbo.”

Entry into the Personal Mobile Services Business

In December 2002, we established our wholly-owned subsidiary, Brasil Telecom Mobile, to provide personal mobile services (Serviço Móvel Pessoal) in Region II. In December 2002, Brasil Telecom Mobile was granted an authorization by ANATEL to provide personal mobile services in Region II following its successful bid of R$192 million in an auction held for the authorization and the related radio frequency license. Brasil Telecom Mobile commenced operations in September 2004.

Expansion of Our Internet Service Provider Business

In June 2003, we acquired all of the share capital of iBest Holding Corporation that we did not own. Prior to this acquisition, we owned 12.8% of the share capital of iBest Holding Corporation. iBest Holding Corporation controlled (1) iBest S.A., or iBest, a free ISP and the then-largest ISP in Region II, (2) Freelance S.A., and (3) Febraio S.A. In May 2004, iBest and Febraio S.A. merged with and into Freelance S.A.

Acquisition of Submarine Fiber-Optic Cable System

In June 2003, we acquired the submarine fiber-optic cable system of 360 Networks Americas do Brasil Ltda. We refer to this system as GlobeNet. GlobeNet consists of a fiber optic cable system that connects the United States, Bermudas, Brazil and Venezuela.

Entry into the Internet Protocol Business

In May 2004, we acquired substantially all of the share capital of Vant Telecomunicações S.A., or Vant, that we did not own. Prior to this acquisition, we owned 19.9% of the share capital of Vant. Vant offered IP services as well as other services to the corporate market throughout Brazil.

Expansion of Data Transmission Network

In May 2004, we acquired substantially all of the share capital of MetroRED Telecomunicações Ltda., or MetroRED, that we did not own. Prior to this acquisition, we owned 19.9% of the share capital of MetroRED. We have changed the corporate name of MetroRED to Brasil Telecom Comunicação Multimidia Ltda., or Brasil Telecom Multimedia. Brasil Telecom Multimedia is a leading local fiber optic network provider, with 343 kilometers of local area network in São Paulo, Rio de Janeiro and Belo Horizonte, and a 1,600 kilometer long-distance network linking these three metropolitan areas. Brasil Telecom Multimedia also has an internet solutions data center in São Paulo which provides internet support to our customers.

Acquisition of iG

In November 2004, we acquired 63.0% of the capital stock of Internet Group (Cayman) Ltd., the parent company of Internet Group do Brasil Ltda., or iG. Prior to this acquisition, Brasil Telecom Holding owned 10.0% of the capital stock of Internet Group (Cayman) Ltd. In July 2005, we acquired an additional 25.6% of the capital stock of Internet Group (Cayman) Ltd. iG is a free internet services provider. iG is the leading dial-up ISP in Brazil and operates in the dial-up and broadband access markets. In addition, iG offers value-added internet services to customers in the residential and corporate markets.

Consolidation of Call Centers

In December 2007, our subsidiary Brasil Telecom Call Center S.A. commenced operations, rendering call center services to us and our subsidiaries that demand this type of service. We invested approximately R$50 million in infrastructure and customer service technologies to create call centers in Goiânia, Campo Grande, Florianópolis, Brasília and Curitiba to replace our 30 pre-existing sites.

Acquisition by Telemar Norte Leste S.A.

On January 8, 2009, Telemar acquired indirectly all of the outstanding shares of Invitel S.A., or Invitel, and 12,185,836 common shares of Brasil Telecom Holding owned by the shareholders of Invitel. As of December 31, 2008, Invitel owned 100% of the outstanding shares of Solpart, which owned 52.0% of the outstanding voting share capital, representing 19.0% of the outstanding share capital, of Brasil Telecom Holding, which, in turn, owned 67.2% of the outstanding share capital, including 99.1% of the outstanding voting share capital, of our company.

Following this acquisition, Telemar owns indirectly an aggregate of 43.5% of the outstanding share capital of Brasil Telecom Holding, including 61.2% of the outstanding common shares of Brasil Telecom Holding. Through this ownership interest in Brasil Telecom Holding, together with other shares of Brasil Telecom that Telemar owns indirectly, Telemar owns an aggregate of 37.7% of our outstanding share capital, including 51.5% of our outstanding common shares.

For additional information about the controlling shareholders of Telemar, see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

Corporate Structure

The following chart presents our corporate structure and principal subsidiaries as of July 6, 2009. The percentages in bold italics represent the percentage of the voting capital owned directly and indirectly by the parent company of each entity, and the percentages not in bold italics represent the percentage of the total share capital owned directly and indirectly by the parent company of each entity.

(1)	Ownership represents 53.8% of the share capital of Internet Group do Brasil S.A. owned directly by BrT Serviços de Internet S.A. and 13.6% owned by Brasil Telecom S.A.

Our Service Areas

Our concessions and authorizations from the Brazilian government allow us to provide:

•	fixed-line telecommunications services in Region II;

•	long-distance telecommunications services throughout Brazil;

•	mobile telecommunications services in Region II; and

•	data transmission services throughout Brazil.

In addition, we have authorizations to provided fixed-line local telecommunications services in Regions I and III. Region I consists of 16 states of Brazil located in the northeastern and part of the northern and southeastern regions of Brazil. Region III consists of the State of São Paulo. Our revenues are derived primarily from operations in Region II.

Region II consists of the Federal District of Brazil and nine states of Brazil located in the western, central and southern regions of Brazil. Region II covers an area of approximately 2.9 million square kilometers, which represents approximately 33.5% of the country’s total land area and accounted for approximately 26.2% of Brazil’s GDP in 2006. The population of Region II was 43.5 million as of April 1, 2007, which represented 23.6% of the total population of Brazil as of that date. In 2006, per capita income in Region II was approximately R$13,626, varying from R$7,041 in the State of Acre to R$37,600 in the Federal District of Brazil.

The following table sets forth key economic data, compiled by IBGE, for the Federal District of Brazil and each of the Brazilian states in Region II.

State	Population (in millions) (2007)	Population per Square Kilometer (2007)	% of GDP (2006)	GDP Per Capita (in reais) (2006)
Rio Grande do Sul	10.6	37.6	6.6	14,310
Paraná	10.3	51.6	5.8	13,158
Santa Catarina	5.9	61.5	3.9	15,638
Goiás	5.6	16.6	2.4	9,962
Mato Grosso	2.9	3.2	1.5	12,350
Federal District	2.5	423.3	3.8	37,600
Mato Grosso do Sul	2.3	6.3	1.0	10,599
Rondônia	1.5	6.1	0.6	8,391
Tocantins	1.2	4.5	0.4	7,210
Acre	0.7	4.3	0.2	7,041

Total	43.5		26.2

Source: IBGE.

Set forth below is a map of Brazil showing the location of Region II.

Our business, financial condition, results of operations and prospects depend in part on the performance of the Brazilian economy and the economy of Region II in particular. See “Item 3. Key information—Risk Factors—Risks Relating to Brazil.”

Our Services

Our telecommunications services consist of:

•	local fixed-line services, primarily in Region II, but also in Regions I and III, including installation, monthly subscription, metered services, collect calls and supplemental local services;

•

domestic long-distance services and international long-distance services primarily from Region II, placed through fixed-line and mobile telephones using long-distance carrier selection codes (Código de Seleção de Prestadora), which in our case is represented by the number 14;

•	mobile telecommunications services utilizing 2G and 3G technology;

•

data transmission services, comprising (1) ADSL services, (2) the lease of dedicated digital and analog lines to other telecommunications services providers and ISPs and corporate customers, (3) IP solutions, and (4) other data transmission services;

•

usage of our network (1) to complete calls initiated by customers of other telecommunications services providers (interconnection services) or (2) by service providers that do not have the necessary network;

•	traffic transportation services;

•	public telephone services (Terminais de Uso Público);

•	value-added services which include voicemail, caller ID, directory assistance and other services;

•	advanced voice services to corporate customers, such as 0800 (toll free) services; and

•	the operation of the iG internet portal.

Local Fixed-Line Services

As of December 31, 2008, we had approximately 8.1 million local fixed-line customers in Region II. As the result of Telemar’s acquisition of control of our company in January 2009, we do not plan to offer local fixed-line services in Region I. Although we continue to assess our strategic plans with regard to providing such services in Region III, we do not currently plan to offer local fixed-line services to residential customers in Region III due to the size of the investment that would be required.

Local fixed-line services include installation, monthly subscription, metered services, collect calls and supplemental local services. Metered services include local calls that originate and terminate within a single local area. ANATEL has divided Region II into 1,772 local areas.

Under our concession agreements, we are required to offer two local fixed-line plans to users: the Basic Plan per Minute (Plano Básico de Minutos) and the Mandatory Alternative Service Plan (Plano Alternativo de Serviços de Oferta Obrigatória), each of which includes installation charges, monthly subscription charges, and charges for local minutes. As of December 31, 2008, 48.7% of our fixed-line customers subscribed to the Basic Plan per Minute or the Mandatory Alternative Service Plan.

In addition to the Basic Plan per Minute and the Mandatory Alternative Service Plan, we offer a variety of alternative fixed-line plans that are designed to meet our customers’ usage profiles. As of December 31, 2008, 51.3% of our fixed-line customers subscribed to alternative plans.

We permit subscribers to our alternative plans to design their own plans, selecting from a menu of options, including: (1) the number of local minutes per month for calls to fixed-line telephones; (2) the number of local minutes per month for calls to mobile telephones; and (3) the number of long-distance minutes per month. We also offer bundled plans that include these elements and broadband services or dial-up internet connection services for a fixed monthly rate, which we offer under the brand name “Pluri”.

Local fixed-line services also include in-dialing services (direct transmission of external calls to extensions) for corporate clients. For corporate clients in need of a large quantity of lines, we offer digital trunk services, which optimize and increase the speed of the customer’s telephone system.

Long-Distance Services

For each long-distance call, whether originated from a fixed-line telephone or a mobile handset, a caller chooses its preferred long-distance carrier by dialing such carrier’s long-distance carrier selection code. The caller pays the long-distance service provider for the call and the long-distance service provider pays interconnection fees to the service providers on whose fixed-line or mobile networks the call originated and terminated.

Our domestic and international long-distance services have historically consisted primarily of calls originated in Region II.

Fixed Line-to-Fixed Line

Calls from one local area to another local area are domestic long-distance calls, other than calls between separate local areas within specified metropolitan regions which, under ANATEL regulations, are charged as local calls. Calls between locations in Brazil and locations outside Brazil are international long-distance calls.

We provide domestic long-distance services for calls originating from Region II through interconnection agreements, mainly with Telemar in Region I and Telesp in Region III, that permit us to interconnect directly with their local fixed-line networks, and through our network facilities in São Paulo, Rio de Janeiro and Belo Horizonte. We provide international long-distance services originating from Region II through agreements to interconnect our network with those of the main telecommunications service providers worldwide.

Mobile Long-Distance

Each mobile subscriber in Brazil is registered in a geographic area (identified by the corresponding area codes such as 11 (São Paulo) and 61 (Brasília)), which we refer to as the subscriber’s home registration area, and Brazil is divided into sectors based on the first digit of the area code of a caller’s home registration area. A call originated by a mobile subscriber registered in one home registration area to a mobile subscriber registered in another home registration area sharing the same first digit (for example, Brasília (area code 61) and Goiânia (area code 62)), is referred to as an intrasectoral mobile call. A call originated by a mobile subscriber registered in one home registration area to a mobile subscriber registered in another home registration area that does not share the same first digit (for example, Brasília (area code 61) and São Paulo (area code (11)), is referred to as an intersectoral mobile call. Different rates apply to intrasectoral and intersectoral mobile calls.

We provide mobile long-distance services originating from Region II through interconnection agreements, with Telemar in Region I, Telesp in Region III, and each of the principal mobile services providers operating in Brazil that permit us to interconnect directly with their local fixed-line and mobile networks. We provide international long-distance services originating or terminating on our customer’s mobile handsets through agreements to interconnect our network with those of the main telecommunications service providers worldwide. We also use our submarine fiber optic network to transport international mobile long-distance calls.

Mobile Telecommunications Services

As of December 31, 2008, we had approximately 5.6 million subscribers located in 1,015 municipalities in Region II. As of December 31, 2008, we had a 14.4% share of the mobile services market in Region II based on the total number of subscribers as of that date. As of December 31, 2008, 82.5% of our customers subscribed to pre-paid plans and 17.5% subscribed to post-paid plans.

Pre-Paid Customers

Pre-paid customers activate their Brasil Telecom Mobile cellular numbers through the purchase and installation of a SIM card in their mobile handsets. Our pre-paid customers are able to add credits to their accounts through the purchase of pre-paid cards at prices that vary based on the number of minutes available or through the purchase of additional credits over the phone which can be charged to the customer’s credit card or included on their bill for fixed-line services. These credits are valid for a fixed period of time following activation. In 2008, we also sold mobile handsets with preinstalled SIM cards at subsidized prices to attract pre-paid customers.

In 2009, we adopted a strategy under which we do not subsidize the purchase of mobile handsets in connection with our acquisition and retention of pre-paid customers in the retail consumer segment.

We offer “Pula-Pula” subscriptions to its pre-paid customers which allow these customers to receive bonus minutes with each purchase of additional credits. In addition, we launched “Crédito Especial,” a services which provides the customer with an emergency credit of R$3.00 for the price of R$0.60 payable when the customer adds credit to the customer’s account.

In 2009, as part of our program to converge our offers with those of Telemar, we began offering Oi Ligadores and Oi Cartão Total in Region II.

Post-Paid Customers

Post-paid customers pay a monthly subscription fee and are billed on a monthly basis for services provided during the previous month. Post-paid plans include mailbox, caller ID, conference, call forwarding, calls on hold and special services, including Wireless Application Protocol (a protocol which simplifies standard internet codes for the more limited transmission features of a mobile handset), or WAP, General Packet Radio Service, or GPRS, which allows speeds in the range of 115 kilobytes per second (Kbps), and Enhanced Data Rates for Global Evolution, or EDGE, which allows speeds in the range of 230 Kbps.

The GPRS and EDGE services we include in our post-paid plans are available to customers with advanced mobile handset models. These services allow for mobile access to the internet through mobile telephones, laptops or personal digital assistants. They also enable customers simultaneously to use voice and data services, because the connection to the internet remains active even when the customer is speaking on the phone. This means that the customer can remain continuously online and, at the same time, place or receive calls.

The WAP portal is another service and content channel available to our post-paid plan customers. Some of its features include sending and receiving e-mails, forming contact groups, accessing banks and buying tickets. The WAP portal can also be used on the internet, for instance, to schedule personal activities and join or initiate contact groups.

Under our authorizations to provide personal mobile services, we are required to offer a basic post-paid mobile plan that includes activation charges, monthly subscription rates and charges for local calls. As of December 31, 2008, 1.7% of our mobile customers subscribed to our basic post-paid plan. In addition to the basic plan, we offer a variety of alternative post-paid plans that are that are designed to meet our customers’ usage profiles.

We offer (1) plans which permit a subscriber to purchase a fixed number of minutes per month for local calls to other fixed-line or mobile subscribers; (2) budget plans which permit a subscriber to purchase a fixed number of local and long-distance minutes per month, but restrict outgoing calls after the purchased minutes have been consumed other than calls made using a pre-paid card, and (3) 3G plans providing data transmission at speeds from 300kbps to 1Mbps.

Under Telemar’s authorization from ANATEL to acquire control of our company, we are required to offer to our customers the same plans that Telemar offers to its customers by December 31, 2009. In addition to our existing plans, Telemar’s plans include family plans which permit a subscriber to purchase a fixed number of minutes per month for local calls that may be shared by up to four individuals.

Roaming

We have roaming agreements with Oi, CBTC and Sercomtel, providing our customers with automatic access to roaming services when traveling outside of Region II in areas of Brazil where mobile telecommunications services are available on the GSM standard.

We generate revenues from roaming when one of our mobile subscribers receives a call while at a location outside the sector that includes their home registration area. In addition, we generate revenues when a subscriber of another mobile services provider places a call from a location that is outside the coverage area of its mobile services provider and the call is originated on our mobile networks. Conversely, when one of our mobile subscribers places a call from outside of Brazil, we pay the applicable roaming rate to the mobile services provider on whose network the call originated.

3G Broadband Services

In 2007, we were granted an authorization and the related frequency licenses by ANATEL to offer 3G mobile services in Region II. The deployment of our 3G network allows us to offer data communication services to our personal mobile services customers at greater speeds than those made available by our previously existing 2G networks. As of December 31, 2008, we had launched 3G services in a total of 49 municipalities, including the Federal District and the nine state capitals in Region II, and had approximately 100,900 3G mobile broadband users.

Data Transmission Services

Broadband Services

We provide high-speed internet access services using ADSL technology, which we refer to as broadband services, to residential customers and businesses in the primary cities in Region II and under the brand name “Turbo.” As of December 31, 2008, we offered broadband services in 1,546 municipalities in Region II. As of December 31, 2008, we had 1.8 million ADSL customers.

ADSL technology allows high-speed transmission of voice and data signals on a single copper wire pair for access to the network. Since voice transmission through telephone lines uses only one of many available frequency bands, the remaining frequency bands are available for data transmission. An ADSL modem is installed using the customer’s conventional line, which, in turn, is connected to Digital Subscriber Line Access Multiplexer, or DSLAM, equipment at the switching station. As a result, customers can use the telephone line simultaneously with the internet. Customers pay a fixed monthly subscription fee, irrespective of their actual connection time to the internet.

As of December 31, 2008, we had upgraded approximately 38.8% of our fixed-line network to enable this portion of our network to support ADSL2+. ADSL2+ is a data communications technology that allows data transmission at speeds of up to 24 Mbps downstream and 1 Mbps upstream, which is much faster than data transmission through conventional ADSL. ADSL2+ permits us to offer a wider range of services though our Turbo 2.0 service and Internet Protocol Television, which we refer to as IP TV, a television service that is based on broadband internet access.

We charge monthly fees to our broadband users that choose iBest or iG as their ISP. We do not charge fees to our fixed-line customers that choose iBest or iG as their ISP for dial-up internet access. As of December 31, 2008, iBest and iG had an aggregate of approximately 4.0 million registered dial-up users. In the beginning of 2007, we launched a flat-fee dial-up service, called “Internet Toda Hora” (“Internet all the time”) under which our fixed-line subscribers can access the internet through dial-up connections during evening and weekend hours for a flat fee without using the local minutes that they purchase under their fixed-line plans.

Commercial Data Transmission Services

We provide a variety of customized, high-speed data transmission services through various technologies and means of access to other telecommunications services providers, ISPs and corporate customers. Our data transmission services include interconnection between local area networks at data transmission speeds of 34 Mbps, 155 Mbps and 1 Gbps, videoconferencing, video/image transmission and multimedia applications. Our principal commercial data transmission services are:

•

Industrial Exploitation of Dedicated Lines (Exploração Industrial de Linha Dedicada), or EILD, under which we lease trunk lines to other telecommunications services providers, primarily mobile services providers, which use these trunk lines to link their radio base stations to their switching centers.

•

Dedicated Line Services (Serviços de Linhas Dedicadas), or SLD, under which we lease dedicated lines to other telecommunications services providers, ISPs and corporate customers for use in private networks that link different corporate websites.

•

IP services which consist of dedicated private lines and dial-up internet access which we provide to most of the leading ISPs in Brazil, as well as Virtual Private Network, or VPN, services that enable our customers to operate private intranet and extranet networks.

•	Frame relay services which we provide to our corporate customers to allow them to transmit data using protocols based on direct use of our transmission lines, enabling the creation of VPNs.

We provide these data transmission services using service network platform in Region II and our nationwide fiber optic cable network and microwave links.

In order to provide complete solutions to our corporate clients, we have entered into service agreements for the joint supply of international data services with a number of important international data services providers. These commercial relationships with international data services providers are part of our strategy of offering telecommunications services packages to our customers.

In addition, we provide services at our six cyber data center services located in Brasília, São Paulo, Curitiba, Porto Alegre and Fortaleza. We provide hosting collocation and IT outsourcing at these centers, permitting our customers to outsource their IT structures to us or to use these centers to provide backup for their IT systems.

We also operate a submarine fiber optic network, which connects Brazil with the United States, Bermuda and Venezuela. Through this network, we offer international data transportation services, primarily leased lines to other telecommunications services providers.

Network Usage Services (Interconnection Service)

All telecommunications services providers are required, if technically feasible, to make their networks available for interconnection on a non-discriminatory basis whenever a request is made by another telecommunications services provider. Interconnection permits a call originated on the network of a requesting local fixed-line, mobile or long-distance service provider’s network to be terminated on the local fixed-line or mobile services network of the other provider.

Use of Our Local Fixed-Line Network

We are authorized to charge for the use of our local fixed-line network on a per-minute basis for (1) all calls terminated on our local fixed-line network in Region II that originate on the networks of other local fixed-line, mobile and long-distance service providers, and (2) all long-distance calls originated on our local fixed-line network in Region II that are carried by other long-distance service providers.

Conversely, other local fixed-line service providers charge us interconnection fees (1) to terminate calls on their local fixed-line networks that are originated on our local fixed-line, mobile or long-distance networks, or (2) for long-distance calls originated on their local fixed-line networks that are carried by our long-distance network.

In addition, we charge network usage fees to long-distance service providers and operators of trunking services that connect switching stations to our local fixed-line networks.

Use of Our Long-Distance Network

We are authorized to charge for the use of our long-distance network on a per-minute basis for all calls that travel through a portion of our long-distance networks for which the caller has not selected us as the long-distance provider. Conversely, other long-distance service providers charge us interconnection fees on a per-minute basis for all calls that travel through a portion their long-distance networks for which the caller has selected us as the long-distance provider.

Use of Our Mobile Network

We are authorized to charge for the use of our mobile network on a per-minute basis for all calls terminated on our mobile network that originate on the networks of other local fixed-line, mobile and long-distance service providers. Conversely, other mobile services providers charge us interconnection fees to terminate calls on their mobile networks that are originated on our local fixed-line, mobile or long-distance networks.

Traffic Transportation Services

Long-distance and mobile services providers may avoid paying long-distance network usage charges to us by establishing an interconnection to our local fixed-line networks. In order to retain these customers of our long-distance services, we offer a long-distance usage service, called national transportation, under which we provide discounts to our long-distance network usage fees based on the volume of traffic and geographic distribution of calls generated by a long-distance or mobile services provider.

We also offer international telecommunications service providers the option to terminate their Brazilian inbound traffic through our network, as an alternative to Embratel and Intelig Telecomunicações Ltda., or Intelig. We charge international telecommunications service providers a per-minute rate, based on whether a call terminates on a fixed-line or mobile telephone and the location of the local area in which the call terminates.

Public Telephone Services

We own and operate public telephones throughout Region II. As of December 31, 2008, we had approximately 227,900 public telephones in service, all of which are operated by pre-paid cards. For a discussion of how we account for the sale of the pre-paid cards, see “Item 5. Operating and Financial Review and Prospects— Financial Presentation and Accounting Policies—Critical Accounting Policies and Estimates—Revenue Recognition.”

Value-Added Services

Value-added services include voice, text and data applications, including voicemail, caller ID, and other services, such as personalization (video downloads, games, ring tones and wallpaper), SMS subscription services (horoscope, soccer teams and love match), chat, mobile television, location-based services and applications (mobile banking, mobile search, email and instant messaging).

Advanced Voice Services

We provide advanced voice services to our corporate customers, mainly 0800 (toll free) services, as well as voice portals where customers can participate in real-time chats and other interactive voice services.

iG Internet Portal

We operate an internet portal under the brand name “iG” that was the second largest internet portal in Brazil in terms of the number of unique visitors in 2008 according to Ibope/NetRatings. In 2008, iG was visited by 13.3 million unique visitors, and as of December 31, 2008, iG had approximately two million registered subscribers and hosted 7.5 million e-mail accounts. iG has launched several collaborative tools like blogs, chat, photo album, video player and an online dating service, and has developed new channels that promote the creation and distribution of content created by the user. We entered into an agreement with Google that allows iG to offer e-mail services using

Gmail’s platform and use Google’s search engine throughout the portal. We have entered into agreements under which we are licensed to distribute a variety of content through the iG portal, such as entertainment, news, sports and education, including an agreement to launch the “Second Life” game in Brazil. We generate revenue through the iG portal from (1) monthly subscription fees that we charge to registered users of this portal, (2) fees charged to place advertisements on this portal, and (3) fees that we receive from fixed-line service providers based on the number of minutes that their subscribers are connected to this portal.

Rates

Our rates for local fixed-line services, domestic long-distance services, mobile services, interconnection, EILD and SLD services are subject to regulation by ANATEL, subject to certain exceptions relating to the rates we charge under alternative fixed-line and mobile plans that we are authorized to offer to our customers. For information on ANATEL regulation of our rates, see “—Regulation of the Brazilian Telecommunications Industry—Regulation of Fixed-Line Services—Rate Regulation,” “—Regulation of the Brazilian Telecommunications Industry—Regulation of Mobile Services—Personal Mobile Services Rate Regulation,” “—Regulation of the Brazilian Telecommunications Industry—Interconnection Regulations,” and “—Regulation of the Brazilian Telecommunications Industry—Regulation of Data Transmission and Internet Services.”

Local Fixed-Line Rates

Local Rates

Our revenues from local fixed-line services consist mainly of monthly subscription charges, charges for local calls and charges for the activation of lines for new subscribers or subscribers that have changed addresses. Monthly subscription charges are based on the plan to which the customer subscribes and whether the customer is a residential, commercial or trunk line customer.

Under our concession agreements, we are required to offer two local fixed-line plans to users: the Basic Plan per Minute and the Mandatory Alternative Service Plan, each of which includes installation charges, monthly subscription charges, and charges for local minutes. As of December 31, 2008, 48.7% of our fixed-line customers subscribed to the basic fixed-line plan or the mandatory alternative fixed-line plan.

The monthly subscription fees under the Basic Plan per Minute and the Mandatory Alternative Service Plan vary in accordance with the subscribers’ profiles, as defined in the applicable ANATEL regulations. The monthly subscription fee for the Basic Plan per Minute includes the use of 200 local minutes per month by residential customers and 150 local minutes per month by commercial customers and trunk line customers. The monthly subscription fee for the Mandatory Alternative Service Plan includes the use of 400 local minutes per month by residential customers and 360 local minutes per month by commercial customers and trunk line customers. We only deduct two local minutes from a Basic Plan per Minute customer’s monthly allotment and four minutes from a Mandatory Alternative Service Plan customer’s monthly allotment for each local call made, regardless of the duration of the call, during the following off-peak hours: Monday through Friday between midnight and 6 a.m.; Saturdays between midnight and 6 a.m. and between 2 p.m. and midnight; and any time on Sundays and Brazilian holidays. If the minute limits are exceeded, customers will incur additional metered-minute charges, the prices of which vary depending on whether the customer is a Basic Plan per Minute subscriber or a Mandatory Alternative Service Plan subscriber. If a customer does not use all of the minutes covered by the monthly subscription fee, the minutes cannot be carried over to the next month.

In addition to the Basic Plan per Minute and the Mandatory Alternative Service Plan, we are permitted to offer non-discriminatory alternative plans to the basic service plans. The rates for applicable services under these plans (e.g., monthly subscription rates and charges for local and long-distance calls) must be submitted for ANATEL approval prior to the offering of the plan to our customers. In general, ANATEL does not object to the terms of these plans. As of December 31, 2008, 51.3% of our fixed-line customers subscribed to alternative plans.

Under our fixed-line rate plans, we charge for calls based on the period of use; the charge unit is a tenth of a minute (six seconds), and rounding is permitted to the next succeeding tenth of a minute. There is a minimum charge period of 30 seconds for every call. However, calls of three seconds or less are not charged, except in certain specific instances as provided for in ANATEL regulations.

Prior to January 2006, calls were measured and charged in terms of pulses, consisting of a single charge per call and an additional charge for each four-minute interval of usage. In January 2006, our new concession agreements established a per-minute billing system for local fixed-line telecommunications services, which we implemented by July 2007. In localities where we have not implemented the minute-based rates due to technical or economic infeasibility, we do not charge fees for additional minutes on local calls made to another fixed-line telephone. In these localities we charge only basic monthly subscription fees.

On an annual basis, ANATEL increases or decreases the maximum rates we are authorized to charge for our basic service plans. ANATEL decreased the rates we may charge by an average of 0.43% as of July 13, 2006, and increased these rates by an average of 2.14% as of July 20, 2007 and 3.01% as of July 24, 2008. In addition, we are authorized to adjust the rates applicable to our alternative plans annually by no more than the rate of inflation, as measured by the Technical Supervision Institute (Instituto Técnico Superior), or IST. Discounts from the rates set in basic service plans and alternative service plans may be granted to customers without ANATEL approval.

The following table sets forth selected information regarding service rates under our Basic Plan per Minute during the periods indicated.

	Year Ended December 31,
Monthly subscription rates for Basic Plan per Minute (1)	2006	2007	2008
	(in reais)
Basic Plan per Minute (residential)	27.28	27.86	28.69
Basic Plan per Minute (commercial)	40.36	41.23	42.48
Basic Plan per Minute (trunk lines)	39.98	40.85	42.09

(1)	The amounts represent the weighted average of monthly rates, net of taxes.

Local Fixed Line-to-Mobile Rates

When one of our fixed-line customers makes a call to a mobile subscriber of our company or another mobile services provider that terminates in the mobile registration area in which the call was originated, we charge our fixed-line customer per-minute charges for the duration of the call based on rates designated by ANATEL as VC1 rates. In turn, we pay the mobile services provider a per-minute charge based on rates designated by ANATEL as VU-M rates for the use of its mobile network in completing the call.

VC1 rates vary depending on the time of the day and day of the week, and are applied per minute for the duration of the call. As with local fixed-line calls, the charge unit is a tenth of a minute (six seconds), rounding is permitted to the next succeeding tenth of a minute, and there is a minimum charge period of 30 seconds for every call.

On an annual basis, ANATEL increases or decreases the maximum VC1 rates we are authorized to charge. In 2006 ANATEL did not change the maximum VC1 rate we were authorized to charge. ANATEL authorized us to increase our VC1 rates by an average of 3.34% as of July 20, 2007 and 3.03% as of July 24, 2008. Discounts from the VC1 rates approved by ANATEL may be granted to customers without ANATEL approval.

The following table sets forth the average per-minute rates that we charged for fixed-line to mobile calls during the periods indicated.

	Year Ended December 31,
	2006	2007	2008
	(in reais)
Per-minute charges for local fixed-line calls made to mobile telephones (1)	0.48	0.50	0.51

(1)	The amounts represent the weighted average of monthly rates, net of taxes.

Domestic Long-Distance Rates

Fixed Line-to-Fixed-Line

If a caller selects one of our carrier selection codes for a long-distance call that originates and terminates on fixed-line telephones, we receive the revenues from the call and must pay interconnection fees to the service providers that operate the networks on which the call originates and terminates. Rates for these long-distance calls are based on the physical distance separating callers (which are categorized by four distance ranges), time of the day and day of the week, and are applied per minute for the duration of the call. As with local fixed-line calls, the charge unit is a tenth of a minute (six seconds), rounding is permitted to the next succeeding tenth of a minute, and there is a minimum charge period of 30 seconds for every call.

On an annual basis, ANATEL increases or decreases the maximum domestic fixed line-to-fixed line long-distance rates we are authorized to charge. ANATEL decreased these rates by an average of 2.77% as of July 13, 2006 and increased these rates by an average of 2.14% as of July 20, 2007 and 3.01% as of July 24, 2008. Discounts from the domestic fixed line-to-fixed line long-distance rates approved by ANATEL may be granted to customers without ANATEL approval.

The following table sets forth selected information on domestic fixed line-to-fixed line long-distance rates charged per minute during peak hours (i.e., between the hours of 9 a.m. and noon and 2 p.m. and 6 p.m. on weekdays) by our company during the periods indicated.

	Year Ended December 31,
Domestic long-distance rates per minute (1)	2006	2007	2008
	(in reais)
0 to 50 km	0.22	0.24	0.24
50 to 100 km	0.31	0.33	0.35
100 to 300 km	0.35	0.35	0.36
Over 300 km	0.36	0.36	0.37

(1)	The amounts represent the weighted average of monthly rates, net of taxes.

Mobile Long-Distance

Rates for long-distance calls that originate or terminate on mobile telephones are based on whether the call is an intrasectoral long-distance call, which is charged at rates designated by ANATEL as VC2 rates, or an intersectoral long-distance call, which is charged at rates designated by ANATEL as VC3 rates. If the caller selects one of our carrier selection codes for the call, we receive the revenues from the call and must pay interconnection fees to the service providers that operate the networks on which the call originates and terminates. The applicable VC2 and VC3 rates vary depending on the time of the day and day of the week, and are applied per minute for the duration of the call. As with local fixed-line calls, the charge unit is a tenth of a minute (six seconds), rounding is permitted to the next succeeding tenth of a minute, and there is a minimum charge period of 30 seconds for every call.

On an annual basis, ANATEL increases or decreases the maximum VC2 and VC3 rates we are authorized to charge. ANATEL authorized us to increase our VC2 and VC3 rates by an average of 7.99% as of July 27, 2006, 3.29% as of July 18, 2007 and 3.01% as of July 23, 2008.

The following table sets forth the average rates that we charged per minute for mobile long-distance calls during peak hours (i.e., between the hours of 9 a.m. and noon and 2 p.m. and 6 p.m. on weekdays) during the periods indicated.

	Year Ended December 31,
Per-minute charges for mobile long-distance calls (1)	2006	2007	2008
	(in reais)
VC2	1.04	1.08	1.11
VC3	1.19	1.23	1.26

(1)	The amounts represent the weighted average of monthly rates, net of taxes.

Mobile Rates

Mobile telecommunications service in Brazil, unlike in the United States, is offered on a “calling-party-pays” basis under which a mobile subscriber pays only for calls that he or she originates (in addition to roaming charges paid on calls made or received outside the subscriber’s home registration area). A mobile subscriber receiving a collect call is also required to pay mobile usage charges.

Our revenues from mobile services consist mainly of charges for local and long-distance calls paid by our pre-paid and post-paid mobile subscribers and monthly subscription charges paid by our post-paid plan subscribers. Monthly subscription charges are based on a post-paid subscriber’s service plan. If one of our mobile subscribers places or receives a call from a location outside of his or her home registration area, we are permitted to charge that customer the applicable roaming rate.

Under ANATEL regulations, we are required to submit a basic post-paid service plan and a basic pre-paid service plan to ANATEL for its approval. As of December 31, 2008, 1.7% of our mobile customers subscribed to our basic post-paid plan and less than 1.0% of our mobile customers subscribed to our basic pre-paid plan.

Under the basic post-paid service plan, customers pay monthly subscription charges (which include a specified number of usage minutes) and pay fees based on usage of excess minutes that were not included in the monthly subscription charge. Under the basic pre-paid service plan, customers pay only a one-time activation charges well as charges for the minutes that they use. The rates for the applicable services under these plans (e.g., activation charges, monthly subscription charges, charges for local and long-distance calls and roaming charges) were approved by ANATEL at the time that the plans were authorized.

We charge for all mobile calls made by our pre-paid customers, and for mobile calls made by our post-paid customers in excess of their allocated monthly number of minutes, based on the length of the call. As with local fixed-line services, the charge unit is a tenth of a minute (six seconds), rounding is permitted to the next succeeding tenth of a minute, and there is a minimum charge period of 30 seconds for every call.

In addition to the basic service plans, we are permitted to offer non-discriminatory alternative plans to the basic service plans. The rates for applicable services under these plans (e.g., monthly subscription rates, charges for local and long-distance calls and roaming charges) must be submitted for ANATEL approval prior to the offering of the plan to our customers. In general, ANATEL does not object to the terms of these plans. As of December 31, 2008, substantially all of our pre-paid customers subscribed to these alternative plans.

Although subscribers of a plan cannot be forced to migrate to new plans, existing plans may be discontinued as long as all subscribers of the discontinued plan receive a notice to that effect and are allowed to migrate to new plans within six months of such notice.

Rates under our basic and alternative mobile plans may be adjusted annually by no more than the rate of inflation, as measured by the IST. These rate adjustments occur on the anniversary dates of the approval of the specific plans. Discounts from the rates set in basic service plans and alternative service plans may be granted to customers without ANATEL approval. The rate of inflation as measured by the IST was 3.20% in 2006, 3.17% in 2007 and 6.56% in 2008.

Network Usage (Interconnection) Rates

Fixed-Line Networks

Our revenues from the use of our local fixed-line networks consist primarily of payments on a per-minute basis, which are charged at rates designated by ANATEL as TU-RL rates, from:

•	long-distance service providers to complete calls terminating on our local fixed-line networks;

•	long-distance service providers for the transfer to their networks of calls originating on our local fixed-line networks;

•	mobile services providers to complete calls terminating on our local fixed-line networks; and

•	other fixed-line service providers for local fixed-line calls that originate on their local fixed-line networks and terminate on our local fixed-line networks.

TU-RL rates vary depending on the time of the day and day of the week, and are applied per minute for the duration of the call. As with local fixed-line calls, the charge unit is a tenth of a minute (six seconds), rounding is permitted to the next succeeding tenth of a minute, and there is a minimum charge period of 30 seconds for every call.

Charges for the use of our local fixed-line network to terminate local calls originating on the network of another local fixed-line service provider are only billed and due when usage of our network exceeds 55% of the total traffic registered between our network and the network of the other telecommunications service provider.

On January 1, 2006, our TU-RL rate was reduced to 50% of the rate included in our Basic Plan per Minute for a local fixed-line call, which is adjusted on an annual basis by ANATEL. See “—Local Fixed-Line Rates—Local Rates.” On January 1, 2007, our TU-RL rate was reduced to 40% of the rate included in our Basic Plan per Minute for a local fixed-line call, which is adjusted on an annual basis by ANATEL. As of the date of this annual report, our TU-RL rate during peak hours (i.e., between the hours of 9 a.m. and noon and 2 p.m. and 6 p.m. on weekdays) is R$0.031 per minute. ANATEL announced that beginning in 2008, the method used to determine the TU-RL rates would be based on a cost methodology, known as long-run incremental costs. However, IN October 2007, ANATEL published an official letter delaying this change until 2010.

Our revenues from the use of our long-distance networks consist primarily of payments on a per-minute basis, which are charged at rates designated by ANATEL as TU-RIU rates, from other long-distance carriers that use a portion of our long-distance networks to complete calls initiated by callers that have not selected us as the long-distance provider.

TU-RIU rates vary depending on the time of the day and day of the week, and are applied per minute for the duration of the call. As with local fixed-line calls, the charge unit is a tenth of a minute (six seconds), rounding is permitted to the next succeeding tenth of a minute, and there is a minimum charge period of 30 seconds for every call. On January 1, 2006, our TU-RIU rate was reduced to 30% of our domestic fixed line-to-fixed line long-distance rates for calls of more than 300 km, which are adjusted on an annual basis by ANATEL. See “—Local Fixed-Line Rates—Domestic Long-Distance Rates—Fixed Line-to-Fixed Line.” As of the date of this annual report, our TU-RIU rate during peak hours is R$0.12 per minute.

The following table sets forth the average per-minute rates we charged for the use of our fixed-line networks during the periods indicated.

	Year Ended December 31,
Fixed-Line Network Usage Rates (1)	2006	2007	2008
	(in reais)
TU-RL	0.037	0.030	0.031
TU-RIU	0.081	0.083	0.087

(1)	The amounts represent the weighted average of monthly rates, net of taxes.

Mobile Networks

Our revenues from the use of our mobile networks consist primarily of payments on a per-minute basis from (1) local fixed-line, long-distance and mobile services providers to complete calls terminating on our mobile networks, and (2) long-distance service providers for the transfer to their networks of calls originating on our mobile networks.

The terms and conditions of interconnection to our mobile networks, including the rates charged to terminate calls on our mobile networks, which are designated by ANATEL as VU-M rates, commercial conditions and technical issues, are freely negotiated between us and other mobile and fixed-line telecommunications service providers, subject to compliance with regulations established by ANATEL relating to traffic capacity and interconnection infrastructure that must be made available to requesting providers, among other things. We must offer the same VU-M rates to all requesting service providers on a nondiscriminatory basis. As with local fixed-line calls, the charge unit is a tenth of a minute (six seconds), rounding is permitted to the next succeeding tenth of a minute, and there is a minimum charge period of 30 seconds for every call.

If we are not able to establish interconnection rates for use of our mobile networks with other mobile and fixed-line telecommunications service providers, ANATEL is empowered to arbitrate, at its discretion, the interconnection rates that we may charge. In 2005, mobile service providers and fixed-line service providers in Brazil were unsuccessful in negotiating an agreement for new VU-M rates. All mobile service providers and fixed-line service providers in Brazil commenced arbitration proceedings before ANATEL to establish the applicable VU-M rates. The mobile service providers and fixed-line service providers entered into a provisional agreement establishing provisional rates applicable to each mobile service provider, and after the providers entered into this agreement, ANATEL approved the adjusted VC1 rates that the fixed-line service providers were permitted to charge based on the provisional VU-M rates.

An initial decision approving these provisional rates was rendered in September 2007, but an appeal remains pending before ANATEL’s council of directors. We cannot predict whether the final interconnection rates established by ANATEL will be equivalent to those currently applied by us. We and the other mobile services providers negotiate provisional agreements each year to establish rate increases for the VU-M charged by the mobile services providers, subject to a final decision of ANATEL in the arbitration regarding the initial provisional VU-M charges established by ANATEL.

In March 2006, a provisional agreement among the incumbent fixed-line service providers (i.e., Telemar, Brasil Telecom and Telesp) and the mobile services providers, including Brasil Telecom Mobile, was submitted to ANATEL that increased the VU-M rate for calls terminated on a mobile services provider’s network by 4.5% over the previously existing VU-M rate.

In July 2007, a provisional agreement among the incumbent fixed-line service providers, as well as CTBC Telecom and Sercomtel, and the mobile services providers, including Brasil Telecom Mobile, was submitted to ANATEL that provided for an annual increase of the VU-M rates of 1.97143% for calls terminated in Region I, and an annual increase of the VU-M rates of 2.25356% for calls terminated in Region II or Region III.

In July 2008, a provisional agreement among the incumbent fixed-line service providers, as well as CTBC Telecom and Sercomtel, and the mobile services providers, including Brasil Telecom Mobile, was submitted to ANATEL that established an average increase in the VU-M rates of 2%, and provided that the VU-M rates would be increased by an amount equal to 68.5% multiplied by the percentage increase in VC1 approved by ANATEL in 2008.

Until June 2006, charges for the use of our mobile network in connection with local calls originating from another fixed-line or mobile telecommunications service provider were only billed and due when usage of our network exceeded 55% of the total traffic registered between our network and the network of such other telecommunications service provider. In July 2006, the full billing system was adopted under which (1) we are permitted to charge for the use of our mobile networks based on the volume of traffic originated on the fixed-line or mobile network of other telecommunications service providers that terminates on our mobile networks, and (2) we are required to pay other mobile telecommunications service providers based on the volume of traffic originated on our fixed-line or mobile networks that terminates on their mobile networks.

The following table sets forth the average per-minute VU-M rates that we charged during the periods indicated.

	Year Ended December 31,
	2006	2007	2008
	(in reais)
Per-minute charges for local fixed-line calls made to mobile telephones (1)	0.40	0.41	0.42

(1)	The amounts represent the weighted average of monthly rates, net of taxes.

Data Transmission Rates

Broadband services, IP services and frame relay services are deemed to be value-added services under ANATEL regulations and, therefore, the rates and prices for these services are not subject to regulation and are market-driven. We offer broadband services subscriptions at a variety of download speeds at prices that vary depending on the download speeds.

A significant portion of our revenues from commercial data transmission services are primarily generated by monthly charges for EILD and SLD services, which are based on contractual arrangements for the use of part of our network. Under ANATEL regulations, because we are deemed to have significant market power in the fixed-line services business, we are required to make publicly available the forms of agreements that we use for EILD and SLD services, including the applicable rates, and are only permitted to offer these services under these forms of agreement. We are allowed to increase these rates on an annual basis by no more than the rate of inflation, as measured by the IST. ANATEL also publishes reference rates for these services and if one of our customers objects to the rates that we charge for these services, that customer is entitled to seek to reduce the applicable rate through arbitration before ANATEL.

Our revenue from IP services is based on the number of data ports to which the customer is granted access. Our revenue from frame relay services consists mainly of charges for access to the data transmission network and metered service charges based on the amount of data transmitted. Such services are offered as pay-per-use or volume-based packages. Our revenue from cyber data center services is generally based on contractual arrangements that are tailored to the specific services provided.

Marketing

In 2008, we incurred R$178 million in marketing expenses, primarily to promote the cost savings available through our bundled service plans and diversify our sales efforts. Throughout 2008, our principal marketing effort was to continue to offer integrated promotions by bundling our various services, such as mobile communications, ADSL services, fixed-line services and public telephone services. Beginning in February 2008, ANATEL regulations have required mobile services providers to unblock the mobile handsets of their customers, permitting mobile users to choose a different service provider than the handset supplier. As a result and in line with our plans to integrate our marketing efforts with Telemar, we have recently adopted a strategy of selling SIM cards on a stand-alone basis to acquire new pre-paid customers and retain existing ones.

We use a broad range of marketing channels, including television, radio, billboards, exterior signage, telemarketing, direct mail and internet advertising to market our fixed-line, mobile, long-distance and broadband services. We also sponsor sporting events and individual athletes, as well as cultural events, such as fashion shows, theatrical performances and popular music concerts. The goal of our marketing initiatives is to increase brand awareness in our targeted customer base and expand the use of our distribution channels.

Our sales channels have historically been divided into direct and indirect channels. In addition, we have historically sold our services to commercial customers of all sizes through a direct sales force. Our direct channels include sales through telephone marketing, owned stores and stands, and internet sales, while our indirect channels include sales through specialized dealers and major retailers.

Our principal direct distribution channels in 2008 were:

•

telemarketing, which accounted for approximately 70% of our sales of fixed-line plans, 63% of our sales of broadband service subscriptions and 21% of our sales of post-paid mobile plans in 2008. Our telemarketing sales channel consists of approximately 1,100 sales representatives that answer more than 500,000 calls per month. This channel provides us with the ability to pro-actively reach new customers, thereby increasing our client base and revenues, and also receive calls prompted by offers in numerous types of media.

•

72 exclusive “Brasil Telecom” service stores and kiosks located in the largest shopping malls and other high density areas throughout Region II that are focused on sales of higher value-added services (fixed-line, mobile and broadband services). This channel accounted for approximately 5.2% of our sales broadband services subscriptions, 15% of our sales of post-paid mobile plans and 8% of our sales of pre-paid mobile cards in 2008.

Our principal indirect distribution channels in 2008 were:

•

94 exclusive agents with 497 salespeople trained to sell our services door-to-door in Region II in places where customers generally are not reachable by telemarketing. This channel accounted for approximately 17% of our sales of fixed-line plans, 14% of our sales of broadband services and 6% of our sales of pre-paid mobile plans in 2008.

•

approximately 2,200 large and small retail stores through which we primarily sell SIM cards, pre-paid mobile cards and post-paid mobile plans. This channel accounted for approximately 53% of our sales of pre-paid mobile plans and 4% of our sales of post-paid mobile plans in 2008.

•

735 multi-brand mobile services stores through which we primarily sell post-paid mobile plans, SIM cards and pre-paid mobile cards. This channel accounted for approximately 16% of our sales of broadband services subscriptions, 29% of our sales of post-paid mobile plans and 33% of our sales of pre-paid mobile plans in 2008.

Following Telemar’s acquisition of control of our company in January 2009, we have begun to integrate our marketing programs with those of Telemar. Telemar targets its marketing efforts on three separate segments of the telecommunications services market: (1) retail customers; (2) high-value residential customers and medium and small commercial customers; and (3) large commercial customers.

Following the implementation of these integration efforts, (1) we will market our local fixed-line services, pre-paid and post-paid mobile services, long-distance services and dial-up internet access to retail customers, placing greater emphasis on drug stores, supermarkets, newsstands and similar outlets because we believe that these channels will enable us to achieve broad distribution of our pre-paid services with relatively low distribution costs; (2) we will market our local fixed-line services, broadband services, post-paid mobile services and long-distance services to high-value residential customers and medium and small commercial customers; and (3) we will market our local fixed-line services, broadband services, post-paid mobile services, long-distance services and commercial data transmission services to large commercial customers.

Billing and Collection

Fixed-Line Telephone Services

We send each of our fixed-line customers a monthly bill covering all the services provided during the prior monthly period. Customers are grouped in billing cycles based on the date their bills are issued. Each bill separately itemizes local calls, long-distance calls, calls terminating on a mobile network, toll-free services and other services such as call waiting, voicemail and call forwarding. We have agreements with several banks and other vendors, such as drugstores, lottery houses and government agencies, for the receipt and processing of payments from our customers.

We are required to include in our monthly bills charges incurred by our customers for long-distance services provided by other long-distance service providers upon the request of these providers. We have billing agreements with each long-distance telecommunications service provider that interconnects with our networks under which we bill our customers for any long-distance calls originated on our networks that are carried by another long-distance service provider and transfer the balance to the relevant provider after deducting any access fees due for use of our networks.

Payments are due within an average of 13 days after the billing date. We charge late-payment interest at a rate of 1% per month plus a one-time late charge of 2% of the amount outstanding. At December 31, 2008, 37.5% of all accounts receivable due from our fixed-line customers were outstanding for more than 30 days and 17.7% were outstanding for more than 90 days, as compared to 36.7% and 27.2%, respectively, at December 31, 2007.

ANATEL regulations permit us to restrict outgoing calls made by a fixed-line customer when the customer’s account is more than 31 days past due, restrict incoming calls received by a fixed-line customer when the customer’s account is more than 61 days past due, and disconnect a fixed-line customer when the customer’s account is more than 91 days past due, provided in each case that 15-days’ prior notice has been given to that customer prior to the imposition of each restriction. The disconnection process thus comprises several stages, including customer notification regarding the referral of their delinquency to credit bureaus, before the fixed-line customer may be ultimately disconnected due to non-payment. Notices range from voice messages to active calls for negotiation with the customer. Our collection system enables us to access delinquent subscribers’ accounts according to their payment profile. This profile takes into consideration, among other things, the length of subscription, the outstanding balance of the account and the longest payment delays.

Mobile Telecommunications Services

We bill our mobile post-paid customers on a monthly basis and itemize charges in the same manner as we bill our fixed-line customers. See “—Fixed-Line Telephone Services.” In addition, the monthly bills also provide details regarding minutes used and roaming charges. Payments are due within an average of 13 days after the billing date. We charge late-payment interest at a rate of 1% per month plus a one-time late charge of 2% of the amount outstanding. At December 31, 2008, 48.8% of all accounts receivable due from our mobile customers were outstanding for more than 30 days and 32.8% were outstanding for more than 90 days, as compared to 58.8% and 45.3%, respectively, at December 31, 2007.

ANATEL regulations permit us to partially suspend services to a mobile customer when the customer’s account is more than 15 days past due, restrict all incoming calls received and outgoing calls made by a mobile customer when the customer’s account is more than 45 days past due, and cancel services to a mobile customer when the customer’s account is more than 75 days past due, provided in each case that 15-days’ prior notice has been given to that customer prior to the imposition of each restriction. The cancellation process thus comprises several stages, including customer notification regarding the referral of their delinquency to credit bureaus, before services to the mobile customer may be ultimately cancelled due to non-payment. Notices range from text messages to active calls for negotiation with the customer. Our collection system enables us to access delinquent subscribers’ accounts according to their payment profile. This profile takes into consideration, among other things, the length of subscription, the outstanding balance of the account and the longest payment delays. We have also implemented an information tool to assist with account management which is designed to warn subscribers of high outstanding amounts due and unpaid.

Network and Facilities

Our network is comprised of a physical and logical infrastructure through which we provide fully integrated services, whether fixed-line or mobile, voice, data or image, thereby optimizing available resources.

We monitor our networks remotely from our centralized national network operations center in Florianópolis. Network operating and configuration platforms, located at the network operations center, perform failure monitoring, database and configuration management, security management and performance analysis for the entire network.

Fixed-Line Network

Our fixed-line network includes a network of access lines connecting customers to digital exchanges, digital exchanges, trunk lines connecting digital exchanges and long-distance transmission equipment. As of December 31, 2008, our access network served approximately 8.1 million fixed-line subscribers and approximately 1.8 million ADSL subscribers. As of December 31, 2008, we provided ADSL services in 1,546 municipalities.

During 2008, the number of installed access lines in our fixed-line network declined by approximately 400,000 lines as a result of the disconnection of analog terminals in order to reduce network maintenance costs.

In 2008, we provided fixed-line services at 100 new localities, 65 of which were provided with group access and 35 of which were provided with individual access, and we visited more than 478 localities to confirm data on our record of localities. As of December 31, 2008, we offered fixed-line services in approximately 8,909 locations, either with individual or group access.

The following table sets forth selected information about our fixed-line network as of the dates and for the periods indicated.

	As of and For Year Ended December 31,
	2006	2007	2008
Installed access lines (in millions)	10.4	10.8	10.4
Access lines in service (in millions)	8.4	8.0	8.1
Public telephones in service (in thousands)	277.9	281.8	277.9
Broadband access lines in service (in thousands)	1,317.7	1,567.8	1,805.5

Our fixed-line network is fully digitalized. Our transmission infrastructure connects these digital switches to two international gateway switches. Additionally, our network supports advanced services, including pre-paid and toll-free services.

Our long-distance network consists of fiber-optic cable networks and microwave links that we use to provide long-distance services within Region II. We have extended long-distance fiber optic networks that connect the state capitals in Region II and the Federal District. Most of the large urban areas of Region II are also connected by our fiber optic cable networks.

Our long-distance network is modern, has an infrastructure prepared to support a capacity of 400 Gbps and is equipped with an automatic control system that provides for a high level of availability and flexibility for configuration and provisioning. Our transmission infrastructure has the capacity to accommodate our customers’ demand for long-distance, internet and data transmission services and other telecommunications service providers’ demand for transmission facilities.

Mobile Network

Our mobile network is a GPRS based network. We offer GPRS/EDGE technology for data and 1,800/900 MHz for voice. We have GPRS coverage in 100% of the localities covered and EDGE in all capitals of the states in our service areas. Our mobile networks have unique data cores that are fully integrated with our fixed-line data networks.

As of December 31, 2008, our mobile network, consisting of 2,874 active radio base stations, covered 1,015 municipalities, or 90.0% of the urban population in Region II.

With the acquisition of new radio frequencies and the authorization to provide 3G services in Region II, we started the implementation process for our new 3G network. This project is designed to provide the necessary capacity for up to 120,000 customers and includes the installation of 1,418 active radio base stations, Node-Bs and systems provided by Ericsson and Nokia. This project also involves the connection of 19 3G control units and the expansion of our data and network transmission.

Our mobile networks are directly interconnected to the national and international long-distance networks of all long-distance service providers operating in Regions I, II and III and all mobile services providers in Regions I, II and III.

Data Transmission Network

Broadband Services

Our broadband network uses ADSL as a broadband access technology using our existing fixed-line networks with speeds of up to 8 Mbps (download) and 512 Kbps (upload). We are implementing DSLAMs/Ethernet technology on a significant portion of our network to support ADSL 2+ technologies that allow us to offer higher speed services. We implemented an address control and name resolution system for our IP networks with the objective of optimizing resources and improving the availability of internet access services.

We are deploying a Metro Ethernet network, which is a network that covers a metropolitan area to connect our subscribers to the internet. With the implementation of this technology, we are now able to provide IP TV, a television service that is based on broadband internet access. We are also deploying optical fiber networks based on GPON technology together with VDSL2 for fiber to the building.

Our dial-up IP platform supports dial-up access from the fixed-line networks. We operate an internet backbone network and a fully IP-routed network, which provides a backbone for all internet dedicated and dial-up services and VPN offerings. Our internet backbone connects to the public internet via international links that we maintain abroad. With these international links, we do not need to rely on other companies to connect our outbound internet traffic with the internet backbones of international ISPs.

Commercial Data Transmission Services

Our Asynchronous Transfer Mode, or ATM, network, with its fully integrated management system, provides:

•	frame relay data services (a data transmission service using fast protocols based on direct use of transmission lines) from 64 Kbps up to 34 Mbps;

•	ATM data services supporting access rates from 2 Mbps to 622 Mbps; and

•	aggregation network services for ADSL platforms.

These features allow our integrated ATM network to service each of the different types of data applications used by our customers. ATM is a technology that converts existing twisted-pair telephone lines into access paths for high-speed communications.

Call Center

In 2007, we consolidated our call center structure by merging our 30 pre-existing sites into five sites (Goiânia, Campo Grande, Florianópolis, Brasília and Curitiba). We improved our customer relationship management system which integrates our systems and provides a database of information for each customer in order to provide better service and identify sales opportunities during each contact we have with our customers.

Competition

Our industry is highly competitive. The competitive environment is significantly affected by key trends, including technological and service convergence, market consolidation and combined service offerings by service providers. See “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Financial Condition and Results of Operations.”

Local Fixed-Line Services

In the local fixed-line telecommunications services market, competition is focused on corporate customers. In addition, competition from other telecommunications services has been increasing, particularly from mobile telecommunications services, which has led to traffic migration from fixed-line traffic to mobile traffic and the substitution of mobile services for fixed-line services, encouraged by offers of aggressively priced packages from some mobile telecommunications service providers. Finally, the decrease in interconnection rates has discouraged the construction of new fixed-line networks and has led to decreases in market prices for telecommunications services by enabling telecommunications service providers that use the local fixed-line networks of incumbent fixed-line providers to offer lower prices to their customers.

We are the leading provider of local fixed-line services in Region II with 8.1 million fixed lines in service as of December 31, 2008 and an estimated market share of 85.0% of the total fixed lines in service in this region as of December 31, 2008, according to our internal estimates. Our principal competitors in Region II for fixed-line services are (1) GVT, which has an estimated market share of 10.2% of the total fixed lines in service in this region as of December 31, 2008, according to our internal estimates, and (2) Embratel, which has an estimated market share of 4.9% of the total fixed lines in service in this region as of December 31, 2008, according to our internal estimates.

Embratel provides local fixed-line services to residential customers through the cable network owned by its affiliate Net in the portions of Regions I and II where Net provides cable television service. As a result, Net is able to offer cable television, broadband and telephone services as a bundle at a very competitive price. Net has engaged in efforts to promote Embratel’s fixed-line service by offering free local fixed line service to its customers for a period of one-year. Because this promotion is ongoing, we are unable to evaluate the number of our fixed-line customers that are served by Embratel through Net that will cancel their subscriptions with us when the promotional period ends. We expect competition from Embratel to increase as the cable network of Net expands through internal growth and as a result of acquisitions, such as its recently completed acquisition of Big TV.

TIM has entered the local fixed-line services market by offering fixed-line wireless services which, unlike traditional mobile services, only permit a subscriber to place and receive calls when in proximity to a single specified radio base station. These services allow TIM to offer fixed-line service without installing a network of fixed lines directly to the homes or businesses of their fixed-line customers.

We expect to continue to face competition from mobile services providers, which represent the main source of competition in the local fixed-line service market. As of December 31, 2008, there were 39 million mobile subscribers (including our mobile customers) in Region II, a 20.7% increase over December 31, 2007. The increase in the number of mobile users, in addition to reduced mobile services rates, is expected to continue to adversely affect the number of fixed-line subscribers and the volume of local fixed-line traffic. In addition, because mobile providers offer promotions and service plans that permit subscribers to make calls within the mobile provider’s network at rates that are less than those charged for calls from a fixed-line telephone to a mobile telephone, we believe that we may be vulnerable to traffic migration as customers with both fixed-line and mobile telephones use their mobile devices to make calls to other mobile subscribers.

We believe that number portability, which was implemented in Brazil between August 2008 and March 2009, may negatively affect our local fixed-line business, because it may allow our customers to overcome their general resistance to changing their fixed-line telephone numbers and thereby allow our competitors to attract these customers.

We believe that major technological innovations, such as instant messaging services and VoIP, may impact local fixed-line traffic in the future. In Brazil, those services have been increasing in popularity, which could put further pressure on the local fixed-line telecommunications market.

Long-Distance Services

The long-distance services market is highly competitive. For the year ended December 31, 2008, based on internal data and publicly available information, we were the leader in long-distance services provided to customers in Region II in terms of the volume of traffic from calls originated in these regions.

Our principal competitors for long-distance services originating on fixed-line telephones in Region II are Embratel and GVT. We compete for long-distance services originating on mobile telephones in Region II with Embratel, Telesp, TIM and GVT.

Generally, callers placing fixed-line long distance calls in Brazil tend to select the long-distance carrier affiliated with the provider of their fixed-line service. Similarly, callers placing mobile long distance calls in Brazil tend to select the long-distance carrier affiliated with the provider of their mobile or fixed-line service. However, increased competition from long-distance service providers has resulted in pressure on our long-distance tariffs and adversely affected our revenue from these services.

In addition, the offering of plans by other mobile services providers that include free minutes for calls to other subscribers of those mobile services providers may adversely impact our revenues from mobile long-distance calls if our mobile customers migrate to our competitors to remain within the network of the people to whom they plan to place long-distance calls.

New technologies that serve as an alternative to traditional fixed-line long-distance telephone calls, such as VoIP, may start to capture part of long-distance traffic. However, in contrast to what has occurred in other countries such as the United States, we do not expect to compete with VoIP providers in the near term due to (1) the low level of broadband penetration in Brazil due to the population’s relatively low per capita income, and (2) the expected adverse effect of the success of this technology on the long-distance call margins of Embratel, which is an affiliate of Net, the main service provider with the ability to offer alternatives through VoIP.

Mobile Services

The mobile telecommunications services market in Brazil is characterized by intense competition among providers of mobile telecommunications services. According to IBGE, approximately 77% of the Brazilian population lived in areas with at least three mobile services providers in 2007. We expect the auction carried out by ANATEL in September 2007 for additional radio frequency spectrum for use by mobile services providers to lead to even greater competition. As a result of the grant of these new radio frequency licenses, each region in Brazil will have at least four mobile services competitors.

We compete primarily with the following mobile services providers:

•	Vivo, which is a joint venture between Telefónica S.A. and Portugal Telecom S.A. and markets its services under the brand name “Vivo.” Vivo provides services throughout Brazil.

•	TIM, which is a subsidiary of Telecom Italia S.p.A. and markets its services under the brand name “TIM.” TIM provides services throughout Brazil.

•

Telecom Americas Group, which is a subsidiary of América Móvil S.A.B. de C.V., an affiliate of Telmex, and markets its services under the brand name “Claro.” Telecom Americas Group provides services throughout Brazil.

Of these competitors, Telecom Americas Group has been the most aggressive. Its strategy for gaining market share has included heavily subsidizing traffic and sales of mobile handsets. Vivo and TIM have been more conservative with respect to handset subsidies.

As of December 31, 2008, we had a market share of 14.4% of the total number of subscribers in Region II, ranking behind Vivo with 32.8% Claro with 27.7% and TIM with 24.9%. According to information available from ANATEL, we captured 20.1% of all new mobile subscribers in Region II during 2008.

We believe that as the fourth entrant in the mobile services market in Region II, our mobile business will benefit from number portability, which was implemented in Brazil between August 2008 and March 2009, because it may allow us to overcome the general resistance of long-time users (usually high-value customers) to changing their mobile telephone numbers and thereby allow us to attract these customers from our competitors.

Data Transmission Services

Cable television providers that offer broadband services, particularly Net, represent our principal competition in the broadband market. We face competition from these providers that offer integrated packages, consisting of subscription television, broadband and voice telephone services to cable television subscribers who, in general, have more purchasing power than other consumers.

Our principal competitors in the commercial data transmission services market are Embratel, GVT and Intelig. Because the commercial data transmission services market is significantly less regulated than the fixed-line, long-distance and mobile services markets, and therefore, presents fewer barriers to entry, this market is subject to competition from a large number of competitors, including fixed-line telecommunications service providers and specialized services companies competing in this high-growth market and focused on large- and medium-sized business customers. Along with growth in traffic volume and increasing demand for broadband capacity, we expect significant price reductions in data transmission services as competitors expand their networks. We also anticipate a shift in competition towards value-added services provided over IP platforms.

Concessions, Authorizations and Licenses

Under the General Telecommunications Law and ANATEL regulations, the right to provide telecommunications services is granted either through a concession under the public regime or an authorization under the private regime. For additional details regarding the rights and obligations of service providers operating under the public regime and the private regime, see “—Regulation of the Brazilian Telecommunications Industry— Concessions and Authorizations.” We operate under:

•	10 concessions to provide local fixed-line services in Region II (except for excluded areas in the States of Goiás, Mato Grosso do Sul and Paraná);

•	10 concessions to provide domestic long-distance services in Region II (except for excluded areas in the States of Goiás, Mato Grosso do Sul and Paraná);

•	authorizations to provide personal mobile services in Region II;

•	radio frequency licenses to provide 3G mobile services in Region II;

•

authorizations to provide local fixed-line services and domestic long-distance services in Region I, Region III and the areas in the States of Goiás, Mato Grosso do Sul and Paraná that are excluded from the concession area of Region II;

•	an authorization to provide international long-distance services originating from any location in Brazil; and

•	an authorization to provide Multimedia Communication Services (Serviço de Comunicação Multimídia) throughout Brazil.

These concessions and authorizations allow us to provide specific services in designated geographic areas and set forth certain obligations with which we must comply.

Fixed-Line Services Concession Agreements

We have entered into concession agreements with ANATEL that govern our concessions to provide fixed-line services in the Federal District and each of the states of Region II. Each of our concession agreements:

•	expires on December 31, 2025;

•	sets forth the parameters that govern adjustments to our rates for fixed-line services;

•	requires us to comply with the network expansion obligations set forth in the General Plan on Universal Service;

•

requires us to comply with certain quality of service obligations set forth in these concession agreements as well as the quality of service obligations set forth in the General Plan on Quality Goals; and

•

requires payment of biannual fees equal to 2.0% of our net operating revenues that are derived from the provision of local fixed-line services (excluding taxes and social contributions) during the immediately preceding year.

For more information regarding the adjustment of our rates for fixed-line services, the General Plan on Universal Service and the General Plan on Quality Goals, see “—Regulation of the Brazilian Telecommunications Industry— Regulation of Fixed-Line Services.”

These concession agreements required us to render services in public telecommunications offices that serve as business centers for low-income populations. In April 2008, these concession agreements were amended to remove the obligation to construct new public telecommunications offices and replace it with obligations to provide (1) transmission lines connecting our fiber-optic internet backbones of to municipalities in our concession area in which we did not provide internet service, which we refer to as backhaul, and (2) internet services in urban schools. Under these amendments, we are obligated to set up backhaul in 452 municipalities and provide internet services to 15,099 urban schools in Region II. We were required to provide backhaul to 40% of these municipalities and internet services to 40% of these schools by December 12, 2008. However, our obligation to provide backhaul has been enjoined pending the outcome of a lawsuit seeking to classify the facilities that we construct to meet this obligation as property that is part of our concession and will therefore revert to the Brazilian government. Under the amendments, we are required to provide backhaul to 80% of these municipalities and internet services to 80% of these schools by December 31, 2009 and all of these municipalities and schools by December 31, 2010.

These concession agreements provide that ANATEL may modify their terms in 2010, 2015 and 2020 and may revoke them prior to expiration under the circumstances described under “—Regulation of the Brazilian Telecommunications Industry—Regulation of Fixed-Line Services—Termination of a Concession.” The modification right permits ANATEL to impose new terms and conditions in response to changes in technology, competition in the marketplace and domestic and international economic conditions. ANATEL is obligated to engage in public consultation in connection with each of these potential modifications.

We are currently discussing modifications to these concession agreements with ANATEL. On March 30, 2009, ANATEL published a public notice of the proposed modifications to these concession agreements. In this public notice, ANATEL proposed amendment to the General Plan on Universal Service that would (1) require the expansion of our fixed-line network to all municipalities with more than 30,000 inhabitants, (2) require us to provide service to a large number of additional areas, including indigenous villages, rural schools, health clinics, military bases, federal and state highway police stations, public aerodromes and environmental conservation organizations, and (3) require the fixed-line concessionaires to install an aggregate of up to approximately 110,000 additional public telephones, which number may be reduced as a result of ongoing changes in ANATEL regulations decreasing the number of public telephones required per inhabitant. The public consultation period in connection with the March 30, 2009 public notice ended on June 22, 2009, although the final amendments to our concession agreements have not yet been determined. The final modifications will become effective on January 1, 2011.

Domestic Long-Distance Services Concession Agreements

We have entered into concession agreements with ANATEL that govern our concessions to provide domestic long-distance services originating from the Federal District and each of the states of Region II. Each of our concession agreements:

•	expires on December 31, 2025;

•	sets forth the parameters that govern adjustments to our rates for domestic long-distance services;

•

requires us to comply with certain quality of service obligations set forth in these concession agreements as well as the quality of service obligations set forth in the General Plan on Quality Goals; and

•

requires payment of biannual fees equal to 2.0% of our net operating revenues that are derived from the provision of domestic long-distance services (excluding taxes and social contributions) during the immediately preceding year.

For more information regarding the adjustment of our rates for fixed-line services, the General Plan on Universal Service and the General Plan on Quality Goals, see “—Regulation of the Brazilian Telecommunications Industry— Regulation of Fixed-Line Services.”

These concession agreements provide that ANATEL may modify their terms in 2010, 2015 and 2020 and may revoke them prior to expiration under the circumstances described under “—Regulation of the Brazilian Telecommunications Industry—Regulation of Fixed-Line Services—Termination of a Concession.” The modification right permits ANATEL to impose new terms and conditions in response to changes in technology, competition in the marketplace and domestic and international economic conditions. ANATEL is obligated to engage in public consultation in connection with each of these potential modifications.

We are currently discussing modifications to these concession agreements with ANATEL. On March 30, 2009, ANATEL published a public notice related to these concession agreements proposing new conditions and quality and universal service targets. The public consultation period in connection with the March 30, 2009 public notice ended on June 22, 2009, although the final amendments to our concession agreements have not yet been determined. The final modifications will become effective on January 1, 2011.

Personal Mobile Services Authorization Agreements and Radio Frequency Spectrum Licenses

We have entered into authorization agreements with ANATEL that govern our authorizations to provide personal mobile services in Region II. These authorizations permit us to provide personal mobile services for an indeterminate period of time, but do not provide us with the right to use specific radio frequency spectrum.

We hold nine licenses to use radio frequency spectrum in specific geographic regions. These licenses grant us permission to use the applicable radio spectrum for 15 years from the date of grant and are renewable for additional 15-year terms. We will be required to pay an amount equal to 2.0% of the prior year’s net operating revenue from personal mobile services upon renewal of the license and on every second anniversary of the renewal. Our radio frequency spectrum licenses expire between 2017 and 2022.

Our authorization agreements are subject to network scope and service performance obligations set forth in these authorization agreements. Under these obligations, as of the date of this annual report, we are required to service all municipalities in Region II with a population in excess of 100,000. A municipality is considered “serviced” when the covered service area contains at least 80% of the urban area in the municipality. As of the date of this annual report, we have satisfied the network scope and service performance obligations set forth in these authorization agreements.

In August 2007, ANATEL adopted a revision of the personal mobile services regulations that became effective in February 2008. These revised regulations imposed additional obligations on personal mobile services providers, in particular in connection with customers’ rights. For a discussion of these additional obligations, see “—Regulation of the Brazilian Telecommunications Industry—Regulation of Mobile Services— Obligations of Personal Mobile Services Providers.”

3G Radio Frequency Licenses

We have been granted radio frequency licenses by ANATEL that govern our use of the frequencies necessary to provide 3G services in Region II. Each of these licenses grants us permission to use the applicable radio spectrum for 15 years from the date of grant and is renewable for additional 15-year terms. We will be required to pay an amount equal to 2.0% of the prior year’s net operating revenue from personal mobile services upon renewal of the license and on every second anniversary of the renewal. These licenses expire in 2023.

These radio frequency licenses include network scope obligations. Under these obligations, we are required to provide the following services in Region II:

•

service 168 municipalities that did not have mobile services at the time these licenses were granted with either 2G or 3G mobile telecommunications services, with half of those municipalities serviced by April 30, 2009, which obligation we have satisfied, and the remaining municipalities serviced by April 30, 2010;

•	provide 3G service to all state capitals, the Federal District and all municipalities with a population in excess of 500,000 by April 30, 2010;

•	provide 3G service to all municipalities with a population in excess of 200,000 by April 30, 2012;

•	provide 3G service to all municipalities with a population in excess of 100,000 and to 50% of the municipalities with a population in excess of 30,000 and less than 100,000 by April 30, 2013;

•	provide 3G service to 60% of the municipalities with a population in excess of 30,000 by April 30, 2016; and

•	provide 3G service to 242 municipalities with a population of less than 30,000 by April 30, 2016.

A municipality is considered “serviced” when the covered service area contains at least 80.0% of the urban area in the municipality. Our failure to meet these targets may result in the imposition of penalties established in ANATEL regulations and, in extreme circumstances, in termination of our personal mobile services authorizations by ANATEL.

Fixed-Line Services Authorization Agreements

We have entered into authorization agreements with ANATEL that govern our authorizations to provide local fixed-line services in Regions I and III and the areas in the States of Goiás, Mato Grosso do Sul and Paraná that are excluded from the concession area of Region II. These authorizations do not have termination dates and require us to comply with certain quality of service obligations set forth in the General Plan on Quality Goals.

We have entered into authorization agreements with ANATEL that govern our authorizations to provide domestic long-distance services originating from Regions I and III and the areas in the States of Goiás, Mato Grosso do Sul and Paraná that are excluded from the concession area of Region II. These authorizations do not have termination dates and require us to comply with certain quality of service obligations set forth in the General Plan on Quality Goals.

We have entered into authorization agreements with ANATEL that govern our authorizations to provide international long-distance services originating from anywhere in Brazil. These authorizations do not have termination dates and require us to comply with quality of service obligations set forth in the General Plan on Quality Goals.

Multimedia Services Authorization Agreement

In May 2003, ANATEL granted us a Multimedia Communication Services authorization together with the related spectrum license, permitting us to provide high speed data service throughout Brazil.

Capital Expenditures

Our capital expenditures on property, plant and equipment and intangible assets were R$2,678 million in 2008, R$1,398 million in 2007 and R$1,451 million in 2006.

The following table sets forth our capital expenditures on plant expansion and modernization for the periods indicated.

	Year Ended December 31,
	2006		2007		2008
	(in millions of reais)
Mobile network and systems	R$	282	R$	279	R$	1,145
Data transmission equipment		275		240		275
Voice transmission		263		146		389
Telecommunications services infrastructure		250		226		236
Information technology services		97		127		143
Other		285		381		490

Total capital expenditures	R$	1,451	R$	1,398	R$	2,678

Number Portability

We implemented the systems necessary for us to comply with ANATEL’s number portability requirements. This project was commenced in September 2008 and was completed in March 2009. The total cost of this project in 2008 was R$221 million.

Commencement of 3G Services in Region II

In December 2007, we acquired radio frequency licenses in an auction conducted by ANATEL to provide 3G mobile services in two of the nine regions into which Brazil has been divided by ANATEL for purposes of providing 3G services. These licenses have allowed us to commence providing 3G services throughout Region II. The total cost of these licenses was R$488 million. We have undertaken a project to develop our 3G network in Region II. This project is designed to provide the necessary capacity for up to 120,000 customers and includes the installation of 1,418 active radio base stations, Node-Bs and systems provided by Ericsson and Nokia, the connection of 19 3G control units and the expansion of our data and network transmission. By providing 3G services, we believe that we will strengthen our bundling strategy in Region II. This total cost of this project in 2008 was R$288 million.

Upgrade of Our Core Mobile Network

We have undertaken a project to upgrade our core mobile network, with the primary goal of fully integrating our mobile network into the mobile network of Telemar. We have engaged Nokia to replace our existing core mobile network, which relies on technology from Ericsson, with a new core mobile network that uses the same Nokia technology employed in Telemar’s existing core mobile network to facilitate the integration of our networks.

Enhancement of Our Mobile Network

We are undertaking a project to upgrade a portion of our mobile networks to enable us to increase the capacity of these networks. We plan to replace 3,060 of our radio base stations, all of which previously employed Alcatel technology, with Huawei base stations. We expect the replacement of these radio base stations to be completed by May 2010.

2009 Capital Expenditure Budget

Our 2009 capital expenditure budget, including our budget for expenditures in 2009 on the projects described above, totals approximately R$2,000 million. We plan to finance such expenditures through operating cash flows and long-term financings. From this total, we have budgeted 29% of our 2009 capital expenditure budget to the mobile telephone services business, and 60% to the fixed-line business, which includes the capital expenditures that will be necessary in order for us to meet our regulatory targets.

Research and Development

We conduct independent research and development in areas of telecommunications services but historically have not independently developed new telecommunications technology. We depend primarily on suppliers of telecommunications equipment for the development of new technology.

As part of the privatization process of Telebrás, the newly formed telecommunications service providers, including our company, contributed to the Foundation for Research and Development of Telecommunications (Fundação Centro de Pesquisa e Desenvolvimento em Telecomunicações), or Foundation CPqD, which is a research and development center formerly operated by Telebrás that develops telecommunications technology to be applied in Brazil.

Our current agreement with Foundation CPqD provides for access to telecommunications software developed by Foundation CPqD and technological services provided by Foundation CPqD, including equipment testing, consulting and training services. We made disbursements to Foundation CPqD of R$18 million in 2006, R$12 million in 2007 and R$14 million in 2008.

Since 2006, we have performed research in cooperation with equipment and systems suppliers designed to develop new technologies and services. In 2007, we modified our “Único” service, a service enabling subscribers to use their mobile device on our fixed-line network through a wireless local area network, or Wi-Fi, connection, to include Wi-Fi access and GSM seamless integration. As a result, we believe that we are the first Brazilian carrier to launch services that use next generation network architecture.

We have also developed a technology laboratory that includes space for equipment test and assembly. This laboratory performs a variety of functions, such as operation support systems, business support systems and information security. We conduct trials of technologies from different vendors in this laboratory to evaluate these technologies for deployment. Our costs associated with this laboratory were R$5 million in 2008.

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

Property, Plant and Equipment

Our principal properties, owned and leased, are located in Regions II. As of December 31, 2008, we owned 3,155 properties. As of December 31, 2008, we also leased 3,625 operational properties from third parties.

At December 31, 2008, the net book value of our property, plant and equipment was R$5,902 million. Our main equipment consists of transmission equipment, trunking and switching stations (including local, tandem and transit telephone exchanges), metallic and fiber-optic cable networks and lines, underground ducts, posts and towers, data communication equipment, network systems and infrastructure (including alternating and direct current supply equipment) and motor-generator groups.

Buildings represented 6.3% of the net book value of our property, plant and equipment; underground ducts, post and towers represented 20.0% of the net book value; plant and equipment related to switching stations represented 4.7%; transmission equipment represented 44.2%; construction in progress represented 17.1%; and other fixed assets represented 7.7%.

All property, plant and equipment that are essential in providing the services described in our concession agreements are considered “reversible assets,” which means that, should our concession agreements expire or terminate without being renewed, these assets will automatically revert to ANATEL. There are no other encumbrances that may affect the utilization of our property, plant and equipment. For more details, see note 19 to our audited consolidated financial statements included elsewhere in this annual report.

Intellectual Property

We believe the trademarks that identify us and our business are important for us, and as a result, we have taken steps to protect them. We have 237 trademarks registered with the National Institute of Industrial Property (Instituto Nacional de Propriedade Industrial) or INPI, along with 392 pending trademark applications. Among the various trademarks we have registered with the INPI, three are being contested by third parties. Additionally, of the 392 pending trademark applications, 18 have been challenged by third parties.

We have 233 domain names registered with the Center of Information and Coordination of Dot Br –NIC. Br, an agency responsible for registering domain names in Brazil. The information included on our websites or that might be accessed through our websites is not included in this annual report and is not incorporated into this annual report by reference.

We have filed seven patent applications with the INPI. Requests for technical examination have been submitted to the INPI for all of these patent applications. Once examination is concluded, a decision accepting or rejecting the application will be issued. If granted, the patent will have a term of 20 years from the date of filing and no less than ten years from the date the application is granted.

Following Telemar’s acquisition of our company, we have used the “Oi” brand name with the permission of Telemar.

Insurance

Pursuant to requirements in our concession agreements, we maintain the following insurance policies: (1) all risk property insurance covering all insurable assets pertaining to the concessions; (2) loss of profit insurance covering lost profits deriving from property damage and business interruption; and (3) performance bond insurance to assure compliance with our obligations related to quality of service and universal service targets set forth in our concession agreements.

In addition to the above policies, we maintain civil liability insurance. Our assets that are of material value and/or exposed to high degrees of risks are also insured. All of our insurance coverage was purchased from established insurance companies in Brazil, such as Bradesco, Sulamérica, Itaú and Allianz.

We believe that our current insurance coverage is suitable to our operations. For more details on our insurance policies, see note 33 to our audited consolidated financial statements included elsewhere in this annual report.

Regulation of the Brazilian Telecommunications Industry

Overview

Our business, including the nature of the services we provide and the rates we charge, is subject to comprehensive regulation under the General Telecommunications Law and a comprehensive regulatory framework for the provision of telecommunications services promulgated by ANATEL. We provide fixed-line, domestic and international long-distance and mobile telecommunications services under concessions, authorizations and licenses that were granted by ANATEL and allow us to provide specified services in designated geographic areas, as well as set forth certain obligations with which we must comply. See “— Concessions, Authorizations and Licenses.”

ANATEL is a regulatory agency that was established in July 1997 pursuant to the Regulamento da Agência Nacional de Telecomunicações, which we refer to as the ANATEL Decree. ANATEL oversees our activities and enforces the General Telecommunications Law and the regulations promulgated thereunder. ANATEL is administratively independent and is financially autonomous. ANATEL is required to report on its activities to the Brazilian Ministry of Communications (Ministério das Comunicações). ANATEL has authority to propose and to issue regulations that are legally binding on telecommunications service providers. ANATEL also has the authority to grant concessions and licenses for all telecommunications services, other than broadcasting services. Any regulation or action proposed by ANATEL is subject to a period of public comment, which may include public hearings, and ANATEL’s decisions may be challenged administratively before the agency itself or through the Brazilian judicial system.

Concessions and Authorizations

Under the General Telecommunications Law and ANATEL regulations, the right to provide telecommunications services is granted either through a concession under the public regime or an authorization under the private regime. A concession is granted for a fixed period of time following a public auction, and is generally renewable only once. An authorization is granted for an indeterminate period of time and public auctions are held for some authorizations. These concessions and authorizations allow service providers to provide specific services in designated geographic areas, set forth certain obligations with which the service providers must comply and require equal treatment of customers by the service providers.

The four principal providers of fixed-line telecommunications services in Brazil, Telemar, Brasil Telecom, Telesp and Embratel, provide these services under the public regime. In addition, CTBC Telecom and Sercomtel, which are secondary local fixed-line telecommunications service providers, operate under the public regime. All of the other providers of fixed-line telecommunications services and all providers of personal mobile services and data transmission services in Brazil operate under the private regime.

Providers of public regime services are subject to more obligations and restrictions than providers of private regime services. Under Brazilian law, providers of public regime services are subject to certain requirements with respect to services such as quality of service, continuity and universality of service, network expansion and network modernization. Additionally, the rates that public regime service providers may charge customers are subject to ANATEL supervision.

Providers of private regime services, although not generally subject to the requirements concerning continuity and universality of service and network modernization, are subject to certain network expansion and quality of service obligations set forth in their respective authorizations.

Regulation of Fixed-Line Services

General Policies for the Regulation of the Fixed-Line Telecommunications Sector

In June 2003, Brazil’s president issued Decree No. 4,733, outlining a number of new rules and guidelines which were intended to consolidate several changes in the regulation of Brazil’s fixed-line telecommunications sector. This decree sets forth general declarations of policy regarding, among other things:

•	universal access to telecommunications services;

•	stimulation of employment and development of the Brazilian telecommunications sector;

•	promotion of competition and adoption of rate readjustment policies that take into account Brazilian socioeconomic considerations; and

•	the financial equilibrium of existing concession agreements.

This decree also defined certain changes that are reflected in the concession agreements entered into by providers of public regime services that became effective on January 1, 2006.

A number of bills affecting telecommunications policy have been submitted to the Brazilian Congress with an aim to make telecommunications services more accessible to Brazil’s low-income population. These bills have proposed to: (1) eliminate the monthly subscription fee (assinatura mensal) that compensates telecommunications companies for extending and maintaining fixed-line telecommunications services for their customers; and (2) impose inexpensive fixed-line telephone plans (telefone social) that telecommunications companies would be required to provide to certain eligible low-income residential customers. If approved, we expect that these types of proposals will adversely affect the overall margin of telecommunications providers, including us. For a discussion of the legal and regulatory risks associated with our business, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Company and the Brazilian Telecommunications Industry—Our industry is highly regulated. Changes in laws and regulations may adversely impact our business.”

Private Regime Authorizations

With the goal of introducing competition in fixed-line telephone services in Brazil, the federal government granted four private-regime authorizations in 1999 to permit fixed-line service providers to compete with the incumbent fixed-line concessionaires. Three of these authorizations were granted to providers of local and intraregional long-distance services in the three fixed-line service regions. Embratel currently holds two of these authorizations, which allows it to provide local fixed-line services in Regions I and III, and GVT holds the other authorization, which allows it to provide local fixed-line services in Region II. The fourth fixed-line authorization, to provide domestic and international long-distance services throughout Brazil, is currently held by Intelig. Since 2002, the number of authorizations to provide fixed-line services that the federal government may issue is unlimited.

Public Regime Concessions

Each of the public regime service providers operated under a concession agreement that expired at the end of 2005. Each of these providers entered into new concession agreements in December 2005 that extended their concessions for an additional 20-year period expiring in December 2025. Under these new concession agreements, each of the public regime service providers are required to comply with the provisions of (1) the General Plan on Universal Service that was adopted by ANATEL in June 2003, (2) the General Plan on Quality Goals that was adopted by ANATEL in June 2003, and (3) the General Plan on Competition Targets (Plano Geral de Metas de Competição), which has not yet been adopted by ANATEL.

The concession agreements provide that ANATEL may modify their terms in 2010, 2015 and 2020 and may revoke them prior to expiration under the circumstances described below under “—Termination of a Concession.” The modification right permits ANATEL to impose new terms and conditions in response to changes in technology, competition in the marketplace and domestic and international economic conditions. ANATEL is obligated to engage in public consultation in connection with each of these potential modifications.

Rate Regulation

Public regime service providers must offer a basic service plan comprised of the following basic services: (1) installation; (2) monthly subscription; and (3) switched local minutes. Modifications of the rates charged for these basic services are determined by reference to a local rate basket that represents the weighted average of the rates for installation, monthly subscriptions and switched local minutes. Rates for long-distance services originated and terminated on fixed lines vary in accordance with three basic criteria: (1) physical distance separating callers; (2) time of the day; and (3) day of the week on which the call is placed. Modifications of the rates charged for these long-distance services are determined by reference to a long-distance rate basket that represents the weighted average of the rates for long-distance calls. The rates for the provision of services through payphones and installation rates are treated separately. The rates for international long-distance services provided by Embratel, the incumbent international long-distance concessionaire, are regulated by ANATEL. However, the rates for international long-distance services charged by other long-distance service providers, all of whom provide these services under authorizations rather than concessions, are not subject to ANATEL regulation.

The concession agreements establish a price-cap mechanism for annual rate adjustments for basic service plans and domestic long-distance rates based on formulas set forth in each provider’s concession agreement. The formula provides for two adjustments to the price cap based on the local rate basket, the long-distance rate basket and the use of a price index. The price cap is first revised upward to reflect increases in inflation, as measured by an index, then ANATEL applies a productivity discount factor, or Factor X, which reduces the impact of the rate readjustment provided by the index.

Under the concession agreements entered into in 2005, a new calculation method for Factor X was adopted. In 2006 and 2007, Factor X, which was discounted from the IST, was equal to 50% of the increase in a public regime provider’s productivity. Beginning in 2008, ANATEL has calculated the sector’s weighted average productivity rate. Currently, Factor X is equal to (1) 50% of the increase in the weighted average productivity rate of public regime providers, plus (2) a factor calculated by ANATEL that is designed to reflect cost optimization targets for the telecommunications industry as a whole. If the weighted average productivity rate is negative, ANATEL will not allow the annual adjustment to be increased by more than the IST.

A provider may increase rates for individual services within the local rate basket or the long-distance rate basket by up to 5% more than the IST so long as the rates for other services in that rate basket are reduced to the extent necessary to ensure that the weighted average increase for the entire rate basket does not exceed the permitted annual rate adjustment.

A provider may also offer alternative plans in addition to the basic service plan. Alternative plans must be submitted for ANATEL’s approval. The rates offered under the alternative plans may be adjusted annually based on the IST.

Prior to January 2006, calls were measured and charged in terms of pulses, consisting of a single charge per call and an additional charge for each four-minute interval of usage. The concession agreements entered into in 2005 established a per-minute billing system for local fixed-line telecommunications services to meet ANATEL’s objective to establish a more objective and transparent billing criteria for customers.

For information on our rates and service plans, see “—Rates.”

General Plan on Universal Service

The General Plan on Universal Service was approved by ANATEL in June 2003 and became effective in January 2006. The General Plan on Universal Service sets forth the principal network expansion and modernization obligations of the public regime providers, such as providing public telephones in towns with a population in excess of 100, and installing residential fixed lines within seven days of a request in towns with a population in excess of

300. In addition, public regime providers must comply with the Special Individual Access Class (Acesso Individual Classe Especial) rules, which are designed to require service for economically disadvantaged people. Under the Special Individual Access Class rules, a qualifying customer may subscribe to a service plan, limited to one fixed-line per household, and pay a lower monthly fee for service than under the basic service plans.

Public regime providers are also subject to network expansion requirements under the General Plan on Universal Service, which are revised by ANATEL from time to time. No subsidies or other supplemental financings are anticipated to finance our network expansion obligations. Our failure to meet the network expansion and modernization obligations established by the General Plan on Universal Service or in our concession agreements may result in fines and penalties of up to R$50 million, as well as potential revocation of our concessions.

Unbundling of Local Fixed-Line Networks

On May 2004, ANATEL issued an order establishing rules for partial unbundling of the local fixed-line networks of the public regime service providers, which we refer to as “line sharing,” and requiring the eventual full unbundling of local fixed-line networks, which will entail these providers making their entire networks available to other telecommunications service providers. This order (1) establishes a time by which service providers must comply with the order to provide such access, (2) limits the rates service providers can charge for line sharing and full unbundling of services, and (3) addresses related matters such as co-location space requirements. Co-location means that a service provider requesting interconnection may place its switching equipment in or near the local exchange of the service provider whose network the requesting service provider wishes to use and may connect to the network at this local exchange.

This regulation was designed to increase competition in the local fixed-line and broadband internet access markets by making it easier for new telecommunications service providers operating under either the public or private regime to enter these markets and for existing service providers to provide new services or enter new regions.

ANATEL has not yet adopted final unbundling rules or rates for full unbundling, although we expect that the rates that we would receive from other telecommunications services providers accessing our fixed-line networks will be lower than the rates we currently charge our customers for providing fixed-line and broadband internet services. As of December 31, 2008, no unbundled lines had been used by competitors in our region.

Service Restrictions

Pursuant to regulations in effect as of the date of this annual report, public regime providers are subject to certain restrictions on alliances, joint ventures and mergers and acquisitions with other public regime providers, including:

•	a prohibition on holding more than 20% of the voting shares of more than one other provider of public regime services;

•	a restriction on mergers between regional fixed-line service providers and mobile services providers (a prohibition that also applies to private regime companies); and

•

a restriction on offering cable television services, unless the company offering public regime services has won a public auction to provide cable television services in the relevant region and no other bidders participated.

On November 20, 2008, Brazil’s president issued Decree No. 6,654, which modified the General Plan of Grants (Plano Geral de Outorgas) applicable to the fixed-line telecommunications industry. This decree eliminated a provision of ANATEL’s regulations that prohibited one public regime provider from holding more than 20% of the voting shares of any other public regime provider. As a result of the elimination of this provision, Telemar was no longer prohibited from acquiring indirect control of Brasil Telecom.

Termination of a Concession

ANATEL may terminate the concession of any public regime telecommunications service provider upon the occurrence of any of the following:

•

an extraordinary situation jeopardizing the public interest, in which case the Brazilian government is authorized to start rendering the services set forth under the concession in lieu of the concessionaire, subject to congressional authorization and payment of adequate indemnification to the owner of the terminated concession;

•

termination by the provider (through an agreement with ANATEL or pursuant to legal proceedings) as a consequence of an act or omission of the Brazilian government that makes the rendering of the services excessively burdensome to the provider;

•	annulment of the concession due to a contractual term, which is deemed by subsequent law to be illegal;

•	material failure to comply with the provider’s universalization targets;

•	failure to meet insurance requirements set forth in the concession agreement;

•	a split-up, spin-off, amalgamation, merger, capital reduction or transfer of the provider’s control without ANATEL’s authorization;

•	the transfer of the concession without ANATEL’s authorization;

•	the dissolution or bankruptcy of the provider; or

•

an extraordinary situation in which Brazilian government intervention, although legally permissible, is not undertaken, as such intervention would prove to be inconvenient, unnecessary or would result in an unfair benefit to the provider.

In the event a concession is terminated, ANATEL is authorized to administer the provider’s properties and its employees in order to continue rendering services.

General Plan on Quality Goals

The General Plan on Quality Goals was approved by ANATEL in June 2003 and became effective in January 2006. Each fixed-line service provider operating under the public regime or the private regime must comply with the provisions of the General Plan on Quality Goals. All costs related to compliance with the quality goals established by the General Plan on Quality Goals must be borne exclusively by the service provider. The General Plan on Quality Goals establishes minimum quality standards with regard to:

•	modernization of the network;

•	responses to repair requests;

•	responses to change of address requests;

•	rate of call completion;

•	operator availability;

•	availability of services to customers;

•	personal services to customers;

•	issuance of bills;

•	responses to mail received from customers; and

•	quality of public telephones.

These quality standards are measured according to the definitions and quality indicators established by ANATEL. Every month, fixed-line service providers are required to report their compliance with quality goals to ANATEL. Additionally, they are obligated to provide ANATEL with an in-depth report and analysis on each quality goal that is not satisfied. ANATEL may also collect such data from fixed-line service providers at any time without prior notice. Fixed-line service providers that fail to meet quality goals established by ANATEL may be subject to warnings, fines, intervention by ANATEL, temporary suspensions of service or cancellation of their concessions and authorizations.

ANATEL measures the performance of fixed-line service providers in each individual state in which they operate. As a result, the performance of fixed-line service providers in any particular state may not meet one or more quality performance targets even if such service provider’s overall performance is satisfactory. Therefore, fixed-line service providers, including us, could be subject to fines or penalties as a result of the failure to meet the quality performance targets in one or more particular states.

The failure by fixed-line service providers to meet the quality of service obligations established by the General Plan on Quality Goals or in our concession agreements may result in fines and penalties of up to R$40 million.

Regulation of Mobile Services

In September 2000, ANATEL adopted regulations that established operating rules for providers under the personal mobile service (Serviço Móvel Pessoal) regime. The regulations permitted ANATEL to grant authorizations to provide mobile telecommunications services under the personal mobile service regime. For purposes of the personal mobile service regulations, Brazil is divided into three service regions covering the same geographic areas as the concessions for fixed-line telecommunications services.

Under the personal mobile service regulations:

•	Band A and Band B service providers can apply for an additional frequency range;

•	each service provider may apply to provide domestic and international long-distance services originating from its service region;

•	existing service providers, as well as new entrants into the Brazilian telecommunications market, may bid for new licenses in all frequency bands, other than Band A and Band B;

•	personal mobile services providers are required to offer a basic service plan to their customers containing certain prescribed features;

•	personal mobile services providers are required to establish interconnection rates for the use of one provider’s network by another provider;

•	the number of regions in which a personal mobile services provider may offer services is not limited; and

•	a personal mobile services provider, or its controlling shareholders, may not hold more than one personal mobile services authorization covering any specific region.

Auction of Personal Mobile Services Spectrum

Prior to the establishment of the personal mobile services regime, ANATEL had granted licenses to mobile services providers to operate in each region of Brazil using Bands A and B. In 2001 and 2002, ANATEL successfully auctioned authorizations and licenses to operators in Band D and Band E in each region. Brasil Telecom Mobile was granted its initial authorization to provide personal mobile services in Region II and a license to operate in Band E in December 2002.

ANATEL conducted additional auctions of radio frequency licenses in 2004 and 2006. In April 2004, Brasil Telecom Mobile acquired as additional license to operate in Region II.

Auction of 3G Spectrum

In preparation for auctions of spectrum in Bands F, G, I and J (2.1 GHz), ANATEL issued regulations that divide the Brazilian territory into nine regions for purposes of operations using these frequency bands. In December 2007, ANATEL auctioned radio frequency licenses to operate on each of these frequency bands in each of the nine regions and the related licenses to use these frequency bands. In this auction, we acquired the radio frequency licenses necessary to offer 3G services in two of the nine regions delineated by ANATEL for 3G services (corresponding to Region II under the personal mobile services regime). The use of these frequency bands will allow personal mobile services providers to offer 3G services to their customers.

Personal Mobile Services Rate Regulation

Rates for personal mobile services are regulated by ANATEL. Personal mobile services providers are required to offer a basic service plan that consists of a monthly subscription, local calls and roaming. Basic service plans were approved by ANATEL for each of the personal mobile services providers following the grant of personal mobile services authorizations to each of these providers.

Following the effectiveness of the basic service plans, annual adjustments of the rates under these plans have been subject to a price cap mechanism. Through 2005, rates were adjusted annually by no more than the rate of inflation, as measured by the IGP-DI. In 2006, ANATEL replaced the IGP-DI with the IST to calculate annual rate adjustments.

Personal mobile services providers are permitted to offer non-discriminatory alternative plans to the basic service plan. The rates charged under these plans (e.g., monthly subscription rates, charges for local calls and roaming charges) are subject to ANATEL approval prior to the time that these plans are first offered to mobile customers. Following the approval of these plans, the rates under these plans may be increased up to an annual adjustment that is approved by ANATEL and is no more than the rate of inflation, as measured by the IST.

Although subscribers of a plan cannot be forced to migrate to new plans, existing plans may be discontinued as long as all subscribers receive a notice to that effect and are allowed to migrate to new plans within six months of such notice. Discounts from the rates set in basic service plans and alternative service plans may be granted to customers without ANATEL approval.

Obligations of Personal Mobile Services Providers

As a telecommunications service provider, we are subject to requirements concerning network expansion and quality of service, as established in applicable regulations and in our personal mobile services authorizations. If we fail to meet these obligations, we may be fined, subject to a maximum penalty of R$50 million, until we are in full compliance with our obligations. While it is possible for an authorization to be revoked for non-compliance with these obligations, there are no precedents for such a revocation.

Network Expansion Obligations

The personal mobile services authorizations set forth certain obligations and targets that must be met by a personal mobile services provider. For a description of the obligations and targets that must be met by our company, see “—Concessions, Authorizations and Licenses—Personal Mobile Services Authorization Agreements and Radio Frequency Spectrum Licenses” and “—Concessions, Authorizations and Licenses—3G Radio Frequency Licenses.”

Quality of Service Obligations

Our personal mobile services authorizations impose obligations on us to meet quality of service standards relating to our network’s ability to make and receive calls, call failure rates, capacity to handle peak periods, failed interconnection of calls and customer complaints. ANATEL defines these quality of service standards and we must report information in connection with such standards to ANATEL.

Additional Obligations

In August 2007, ANATEL adopted revisions to the personal mobile services regulations that became effective in February 2008. These revised regulations imposed additional obligations on personal mobile services providers, particularly in connection with customers’ rights. These obligations require personal mobile services providers to:

•	establish at least one customer service center in each registration area served that has more than 100,000 inhabitants;

•	upgrade customer service centers to improve access by people with hearing disabilities;

•	increase the term applicable to pre-paid cards from 90 to 180 days or more;

•	deliver to pre-paid customers a detailed report of service use upon request;

•	reimburse unused pre-paid credits;

•	limit the duration of contracts with pre-paid customers to 12 months;

•	permit customers to change service plans without penalties;

•	unblock mobile handsets, allowing a customer who purchased a mobile handset from any personal mobile services provider to use it on the network of another personal mobile services provider; and

•	increase the grace period for defaulting customers prior to blocking partial or total access from 15-30 days after the date a bill is due to 30-60 days.

Interconnection Regulations

Under the General Telecommunications Law, all telecommunications service providers are required, if technically feasible, to make their networks available for interconnection on a non-discriminatory basis whenever a request is made by another telecommunications service provider. Interconnection permits a call originated on the network of a requesting fixed-line or personal mobile services provider’s network to be terminated on the fixed-line or personal mobile services network of the other provider. ANATEL initially adopted General Rules on Interconnection (Regulamento Geral de Interconexão) in 1998, which were amended and restated in July 2005.

Interconnection Regulations Applicable to Fixed-Line Providers

Interconnection fees are charged at a flat rate per minute of use of a fixed-line provider’s network. Interconnection rates charged by a fixed-line provider to terminate a call on its local network (the TU-RL rate) or intercity network (the TU-RIU rate) are subject to a price cap established by ANATEL. The price cap for interconnection rates varies from service provider to service provider based on the underlying cost characteristics of such service provider’s network.

Fixed-line service providers must offer the same TU-RL and TU-RIU rates to all requesting providers on a nondiscriminatory basis. The price caps on interconnection rates are adjusted annually by ANATEL at the same time that rates for local and long-distance rates are adjusted.

Fixed-line service providers are only required to pay interconnection fees to another fixed-line service provider for traffic in the same local area in the event that the ratio of the outbound traffic generated by that provider (measured in minutes) to the inbound traffic terminated by that provider (measured in minutes) exceeded 55% or was less than 45%. This system is designated the “bill and keep” system.

In 2006, the TU-RL rates that fixed-line service providers could charge each other to terminate a call on their respective networks were reduced to 50% of the rate included in their Basic Plan per Minute for a local fixed-line call. In 2007, the TU-RL rates of the fixed-line service providers were reduced to 40% of the rate included in their Basic Plan per Minute for a local fixed-line call. ANATEL announced that beginning in 2008, the method used to determine the TU-RL rates would be based on a cost methodology, known as long-run incremental costs. However, in October 2007, ANATEL published an official letter delaying this change until 2010.

In 2006, the TU-RIU rates that fixed-line service providers could charge each other to use a portion of their long-distance networks to complete long-distance calls were reduced to 30% of the applicable domestic fixed line-to-fixed line long-distance rates for calls of more than 300 km.

Interconnection Regulations Applicable to Personal Mobile Services Providers

Interconnection fees are charged at a flat rate per minute of use of a personal mobile services provider’s network. Prior to February 2005, interconnection rates charged by Band A and Band B providers were subject to a price cap stipulated by ANATEL. Since February 2005, the terms and conditions of interconnection agreements of all personal mobile services providers, including the rates charged by the operator of the network to terminate a call on its mobile network (the VU-M rate), commercial conditions and technical issues, are freely negotiated between mobile and fixed-line telecommunications service providers, subject to compliance with regulations established by ANATEL relating to traffic capacity and interconnection infrastructure that must be made available to requesting providers, among other things.

Personal mobile services providers must offer the same VU-M rate to all requesting providers on a nondiscriminatory basis. Interconnection agreements must be approved by ANATEL before they become effective and they may be rejected if they are contrary to the principles of free competition and the applicable regulations. If the providers cannot agree upon the terms and conditions of interconnection agreements, ANATEL may determine terms and conditions by arbitration. Since no agreement with fixed-line service providers could be reached regarding VU-M rates when Brasil Telecom Mobile began offering personal mobile services, ANATEL set the initial VU-M rates for Brasil Telecom Mobile.

Personal mobile services providers negotiate annual rate increases for their VU-M charges with the fixed-line telecommunications providers. If the providers cannot agree upon the terms and conditions of annual rate increases, ANATEL may determine the annual rate increases by arbitration.

Transition from “Bill and Keep” System to “Full Billing” System

Prior to July 2006, a personal mobile services provider was only required to pay interconnection fees to another personal mobile services provider for traffic in the same registration area in the event that the ratio of the outbound traffic generated by that provider (measured in minutes) to the inbound traffic terminated by that provider (measured in minutes) exceeded 55% or was less than 45%.

In July 2006, ANATEL adopted new regulations under which personal mobile services providers recognize interconnection revenues (and costs) for traffic in the same registration area on a gross basis based on the total traffic between personal mobile services providers’ networks. This system is designated the “full billing” system. These regulations also:

•	require that personal mobile services providers adopt discounts to the VU-M rates for off-peak calls that correspond to the discounts required to be offered by fixed-line service providers; and

•

provide that more stringent regulations applicable to interconnection between personal mobile services providers that are members of economic groups with significant market power will be adopted in order to ensure market competition.

Regulation of Interconnection Rates Charged by Providers with Significant Market Power

In 2005, ANATEL issued regulations defining a series of cost-based methods, including the fully allocated cost methodology, for determining interconnection fees charged by telecommunications service providers belonging to economic groups with significant market power based on their fixed-line or personal mobile services interconnection networks. All incumbent fixed-line service providers and all personal mobile services providers are deemed by ANATEL to belong to economic groups with significant market power in their respective service areas until ANATEL finalizes its evaluation of each provider under published criteria to determine significant market power.

In July 2006, ANATEL issued regulations regarding the fees that may be charged for the use of mobile networks by personal mobile services providers with significant market power in the mobile interconnection market. These regulations will become effective as of a future date to be established by ANATEL. Under these regulations, ANATEL will determine, based on a fully allocated cost model, a reference value for VU-M rates of providers that are deemed to hold significant market power. This reference value will be reassessed every three years. In order to determine whether a provider has significant market power, ANATEL will establish criteria that consider:

•	that provider’s market share in the mobile interconnection market and in the personal mobile services market;

•	the economies of scope and scale available to that provider;

•	that provider’s dominance over infrastructure that is not economically viable to duplicate;

•	the existence of that provider’s power to negotiate the acquisition of equipment and services;

•	the existence of vertical integration in that provider’s operations;

•	the existence of barriers to entry in the mobile interconnection market and the personal mobile services market served by that provider; and

•	that provider’s access to financing sources.

In 2007, ANATEL developed a cost-based methodology that is expected to take effect in 2010 to determine reference values for the VU-M of mobile services providers having significant market power, which will be used in the case of arbitration by ANATEL of the value of VU-M. In 2008, mobile services providers began providing ANATEL with annual operating data, which is intended to support ANATEL’s cost-based methods for determining interconnection fees.

Number Portability Regulations

Number portability is the ability of a customer to move to a new home or office or switch service providers while retaining the same fixed-line or mobile telephone number. In March 2007, ANATEL adopted the General Regulation of Portability (Regulamento Geral de Portabilidade), establishing the deadlines and general rules regarding portability of fixed-line and mobile telephone numbers. These regulations permit fixed-line customers to retain their telephone numbers if they become customers of a different fixed-line service provider in the same municipality or if they move to a new home or office in the same municipality. Personal mobile services customers are permitted to retain their telephone numbers if they change their service plan or if they become customers of a different personal mobile services provider within the same registration area. Implementation of number portability commenced in August 2008 and was completed in March 2009.

Each telecommunications provider has been required to contract a third-party management entity to manage all procedures relating to number portability. Service providers are permitted to charge a migrating customer that elects to retain its telephone number a one-time fee of no more than R$4.00. This amount is intended to compensate the customer’s current provider for the costs associated with managing the portability process. The new provider may elect to absorb this fee on behalf of the customer.

Regulation of Data Transmission and Internet Services

Under Brazilian regulation, ISPs are deemed to be suppliers of value-added services and not telecommunications service providers. Value-added services are considered an activity that adds features to a telecommunications service supported by such value-added services. Telecommunications service providers are permitted to render value-added services through their own networks. In addition, ANATEL regulations require all telecommunications service providers and cable television operators to grant network access to any party interested in providing value-added services, including internet access, on a non-discriminatory basis, unless not technically feasible.

ANATEL has adopted regulations applicable to fixed-line service providers with significant market power. Under these regulations, these providers were required to make the forms of agreements that they use for EILD and SLD services publicly available, including the applicable rates, and are only permitted to offer these services under these forms of agreement. Following publication of these forms of agreement, the rates under these agreements may be increased on an annual basis by no more than the rate of inflation, as measured by the IST. ANATEL also publishes reference rates for these services, and if a customer of one of these providers objects to the rates which that provider charges for these services, the customer is entitled to seek to reduce the applicable rate through arbitration before ANATEL.

Environmental and Other Regulatory Matters

As part of our day-to-day operations, we regularly install ducts for wires and cables and erect towers for transmission antennae. We may be subject to federal, state and/or municipal environmental licensing requirements due to the installation of cables along highways and railroads, over bridges, rivers and marshes and through farms, conservation units and environmental preservation areas, among other places. To date, we have been required to obtain environmental licenses for the installation of transmission towers and antennae in the municipality of Porto Alegre, the capital of the State of Rio Grande do Sul, with no material impact on our operations. However, there can be no assurances that other state and municipal environmental agencies will not require us to obtain environmental licenses for the installation of transmission towers and antennae in the future and that such a requirement would not have a material adverse effect on the installation costs of our network or on the speed with which we can expand and modernize our network.

We must also comply with environmental legislation regarding the management of solid wastes. According to Resolution No. 237/97 of the National Environmental Council (Conselho Nacional do Meio Ambiente), companies responsible for the treatment and final disposal of solid industrial wastes, special wastes and solid urban wastes are subject to environmental licensing. Should the waste not be disposed of in accordance with standards established by environmental legislation, the company generating such waste may be held jointly and severally liable with the company responsible for waste treatment for any damage caused. Also, in all states where we operate, we have implemented management procedures promoting the recycling of batteries, transformers and fluorescent lamps.

In addition, we are subject to ANATEL regulations that impose limits on the levels and frequency of the electromagnetic fields originating from our telecommunications transmissions stations.

We believe that we are in compliance with ANATEL standards as well as with all applicable environmental legislation and regulations. We are currently not involved in any administrative or judicial proceeding involving material liability for environmental damage.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of December 31, 2008 and 2007 and for the three years ended December 31, 2008, which are included elsewhere in this annual report, as well as with the information presented under the sections entitled “Presentation of Financial and Other Information” and “Item 3. Key Information—Selected Financial Information.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Cautionary Statement with Respect to Forward-Looking Statements” and “Item 3. Key information—Risk Factors.”

The following discussion and analysis of our financial condition and results of operations presents the following:

•	a brief overview of our company and the principal factors that influence its results of operations, financial condition and liquidity;

•	a review of our financial presentation and accounting policies, including our critical accounting policies;

•	a discussion of the principal factors that influence our results of operations;

•	a discussion of developments since the end of 2008 that may materially affect our results of operations, financial condition and liquidity;

•	a discussion of our results of operations for the years ended December 31, 2008, 2007 and 2006;

•

a discussion of our liquidity and capital resources, including our working capital at December 31, 2008, our cash flows for the years ended December 31, 2008, 2007 and 2006, and our material short-term and long-term indebtedness at December 31, 2008;

•	a discussion of our contractual commitments; and

•	a brief overview of the differences between Brazilian GAAP and U.S. GAAP as they relate to our financial statements.

Overview

We are the largest telecommunications service provider in Region II in Brazil, based on revenues and customers as of and for the year ended December 31, 2008, according to information available from ANATEL and other publicly available information. We offer a range of integrated telecommunication services that includes fixed-line and mobile telecommunications services, data transmission services (including broadband access services), ISP services and other services, for residential customers, small, medium and large companies, and governmental agencies. In 2008, we recorded net operating revenue of R$11,297 million and net income of R$1,030 million.

Our results of operations for the years ended December 31, 2008, 2007 and 2006 have been influenced, and our future results of operations will continue to be influenced, by a variety of factors, including:

•

the rate of growth of Brazilian GDP, which grew by an estimated 5.1% in 2008 and by 5.4% in 2007 and 3.8% in 2006, which we believe stimulates demand for our services and, consequently, our operating revenues;

•

the number of our fixed lines in service, which increased to 8.1 million at December 31, 2008 from 8.0 million at December 31, 2007, and the percentage of our fixed-line customers that subscribe to our alternative plans, which increased to 51.3% at December 31, 2008 from 44.1% at December 31, 2007;

•	the number of our fixed-line customers that subscribe to our broadband services, which increased by 15.2% to 1.8 million at December 31, 2008 from 1.6 million at December 31, 2007;

•	the number of our mobile customers, which increased by 31.5% to 5.6 million at December 31, 2008 from 4.3 million at December 31, 2007;

•

the increased competition in the Brazilian market for telecommunications services, which affects the amount of the discounts that we offer on our service rates and the quantity of services that we offer at promotional rates, and resulted in a 125.8% increase in the amount that we recorded as discounts and returns against our gross operating revenues to R$1,321 million in 2008 from R$585 million in 2007;

•

the commencement of our offering of 3G services in Region II in April 2008, which we anticipate will result in a significant increase in our operating revenues, and has resulted in an increase our depreciation expenses relating to our investment in the network and other equipment required to offer these services;

•

inflation rates in Brazil, which were 6.56% in 2008, 3.17% in 2007 and 3.20% in 2006, as measured by the IST, and the resulting adjustments to our regulated rates, as well as the effects of inflation on our real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation;

•	changes in regulatory requirements that result in our incurrence of additional capital expenditures, changes in the revenues we generate, or changes in the costs that we incur;

•

changes in the real/U.S. dollar exchange rate, including the depreciation of the Brazilian real against the U.S. dollar by 31.9% in 2008 and the appreciation of the Brazilian real against the U.S. dollar by 17.1% in 2007 and 8.7% in 2006, which has affected (1) our net financial expenses as a result of our U.S. dollar-denominated liabilities that require us to make principal and interest payments in U.S. dollars, and (2) the cost in reais of a substantial portion of the network equipment that we purchase for our capital expenditure projects, the prices of which are denominated in U.S. dollars or are U.S. dollar-linked; and

•

the level of our outstanding indebtedness and fluctuations in benchmark interest rates in Brazil, principally the CDI rate and the TJLP rate, which affects our interest expenses on our real-denominated floating rate debt.

Our financial condition and liquidity is influenced by a variety of factors, including:

•	our ability to generate cash flows from our operations;

•	prevailing Brazilian and international interest rates and movements in exchange rates, which affect our debt service requirements;

•

our ability to borrow funds from Brazilian and international financial institutions and to sell our debt securities in the Brazilian and international securities markets, which is influenced by a number of factors discussed below; and

•

our capital expenditure requirements, primarily consisting of (1) investments in infrastructure to expand our mobile telecommunications services, including the implementation of 3G technology, and (2) investments in fixed-line telecommunications network equipment, primarily to enhance the technical capabilities of our network in order to enable us to provide value-added services, such as broadband and IP TV services, and to comply with our universal service obligations.

Financial Presentation and Accounting Policies

Presentation of Financial Statements

We have prepared our consolidated financial statements at December 31, 2008 and 2007 and for each of the three ended December 31, 2008 in accordance with Brazilian GAAP, which includes the changes introduced by Law No. 11,638/07 and Deliberation 565/08 and which differs in certain important respects from U.S. GAAP. For a discussion of certain differences between Brazilian GAAP and U.S. GAAP relating to our financial statements, see note 36 to our audited consolidated financial statements included elsewhere in this annual report.

On December 28, 2007, the Brazilian government enacted Law No. 11,638/07, which became effective on January 1, 2008, amended the Brazilian Corporation Law, and changed certain accounting policies under Brazilian GAAP. In December 2008, the CVM issued Deliberation 565/08, implementing these changes in accounting policies. In December 2008, the Brazilian government issued Provisional Measure No. 449, which instituted the transitory tax-payer regime (Regime Tributário de Transição—RTT) for the determination of taxable net income of companies subject to the real profit tax regime as a result of the implementation of these changes in accounting policies and the Brazilian Corporation Law. In May 2009, Provisional Measure No. 449 was codified in Law No. 11,941/09.

The principal changes introduced by Law No. 11,638/07, Deliberation 565/08, Provisional Measure No. 449 and Law No. 11,941/09 as they relate to our financial statements are, among others:

•

We are no longer required to include a statement of changes in financial position in our financial statements, but are instead required to include a statement of cash flows in our financial statements.

•

We are required to record under the caption “property, plant and equipment” in our balance sheet tangible assets that we lease under capital leases if those assets are maintained or used in the operation of our business and to record the related payment obligations as financial liabilities on our balance sheet.

•

We are required to periodically review and analyze the recoverability of amounts under the captions “property, plant and equipment,” “intangible assets” and “deferred charges” in our balance sheet to ensure that (1) impairment losses are recorded as a result of decisions to discontinue activities related to such assets or when there is evidence that future operating results will not be sufficient to ensure their realization and (2) the criteria used to determine the estimated remaining useful life of such assets for purposes of recording depreciation, amortization and depletion expense are reviewed and adjusted.

•

We are required to record investments in financial instruments, including derivatives, at (1) fair value or the equivalent value for securities held for trading or securities available-for-sale, or (2) the lower of historical cost, adjusted for contractual interest and other contractual provisions, and realizable value for other investments.

•

We are no longer permitted to record government investment grants (including tax incentives) directly as capital reserves in shareholders’ equity. Such items are now required to be recorded as part of earnings in our statement of operations. Donations and government grants (including tax incentives) may be required to be allocated, after being recorded in earnings, to the tax incentive reserve in equity.

•

We are required to record under the caption “deferred charges” in our balance sheet pre-operational expenses and certain restructuring costs that will effectively benefit earnings in future periods that do not represent future cost reductions or increases in future operational efficiencies.

•	We no longer record non-operating income or expenses. Items which we previously have recorded as non-operating income and expense will be required to be recorded as operating income and expenses.

•	We are required to record certain long-term assets and liabilities at present value and, if material, certain short-term assets and liabilities.

•	We are required to recognize the fair value of employee and management stock options as an expense.

In order to make our financial statements at December 31, 2007 and for the two years ended December 31, 2007 comparable to our financial statements at December 31, 2008 and for the year ended December 31, 2008, we have restated our previously issued financial statements at December 31, 2007 and for the two years ended December 31, 2007 to conform to the changes in accounting policy introduced by Law No. 11,638/07, Deliberation 565/08, Provisional Measure No. 449 and Law No. 11,941/09. For additional information with respect to these changes and their effects on our financial statements, see notes 2(a) and 2(f) to our audited consolidated financial statements included elsewhere in this annual report.

The U.S. GAAP reconciliation of our financial statements as of December 31, 2007 and for the two years ended December 31, 2007 included in our audited consolidated financial statements has been restated to correct errors in the calculation of our U.S. GAAP net income and shareholders’ equity at this date and for these periods. For a discussion of these errors and their effect on our U.S. GAAP net income and shareholders’ equity, see “Item 5. Operating and Financial Review and Prospects—U.S. GAAP Reconciliation” and note 36 to our audited consolidated financial statements included elsewhere in this annual report.

Business Segments and Presentation of Segment Financial Data

We have implemented an organizational structure that we believe reflects our business activities and corresponds to the principal services that we provide. We report our results in four segments to reflect this organizational structure:

•

Fixed-Line and Data Transmission Services—This segment includes our local fixed-line services (including public telephones), our long-distance services, our data transmission services and interconnections to our fixed-line network.

•	Mobile Services—This segment includes our mobile services and interconnections to our mobile network.

•	Internet services—This segment includes the operations of our internet portal and ISP.

•	Call center—This segment includes the operations of our call center.

We evaluate and manage business segment performance based on information generated from our statutory accounting records, which are maintained in accordance with Brazilian GAAP, and, accordingly, the segment data included in this annual report is presented under Brazilian GAAP. We have included a reconciliation of the operating results of our segments to our consolidated results under “—Results of Operations” below.

Critical Accounting Policies and Estimates

In preparing our consolidated financial statements, we have relied on estimates and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. “Critical Accounting Policies” are those that are important to the portrayal of our financial condition and results of operations and utilize management’s most difficult, subjective or complex judgments, estimates and assumptions. The application of these critical accounting policies often requires judgments made by our management regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities and the results of our operations. Our results of operations and financial condition may differ from those set forth in our consolidated financial statements, if our actual experience differs from management’s assumptions and estimates. The following is a discussion of our critical accounting policies, including some of the variables, assumptions and sensitivities underlying the estimates relating to:

•	goodwill impairment;

•	revenue recognition;

•	allowance for doubtful accounts;

•	depreciation of property, plant and equipment;

•	valuation of property, plant and equipment;

•	provisions for contingencies;

•	deferred income taxes; and

•	provision for post-retirement benefits.

Goodwill Impairment

Under Brazilian GAAP, at each balance sheet date, we are required to review the carrying amounts of our tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the recoverable amount of an individual asset, we estimate the recoverable amount of the cash-generating unit to which the asset belongs. Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted. If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

Under the terms of our operating concessions granted by the Federal Government, we are obliged to provide a certain minimum level of services over the entire area covered by our fixed-line operating licenses. Also, we do not possess discrete financial information that could allow a determination of assets and liabilities (and goodwill) allocation at a level below the entire fixed-line business segment, nor do we manage different areas of the concession as if they were separate businesses. Thus the entire fixed-line business is considered to be one cash-generating unit. In viewing all of our fixed-line assets and liabilities as one cash-generating unit and performing an initial assessment on this cash-generating unit including such assumptions and estimates as we considered appropriate, we were not required to recognize any impairment loss under Brazilian GAAP. For the Internet segment we apply separate assessments for each cash-generating unit. We were not required to recognize an impairment loss under Brazilian GAAP for any of the periods presented.

Determination of the recoverable amount and the value in use of our cash-generating units (fixed-telephone, data transmission and Internet) requires management to make certain assumptions and estimates with respect to projected cash inflows and outflows related to future revenues and expenditures and expenses. These assumptions and estimates can be influenced by different external and internal factors, such as economic tendencies, industry trends, and interest rates, changes in our business strategies and changes in the type of services we offer to the market. The use of different assumptions and estimates could significantly change our financial statements. For example, if we had used more conservative assumptions and estimates, the expected future net cash flow could have led us to recognize impairment charges on goodwill, which would have decreased our results of operations and shareholders’ equity.

Revenue Recognition

Under Brazilian GAAP and U.S. GAAP, revenues are generally recognized on an accrual basis. Revenues from customer calls are based on time used, according to Brazilian law, and are recognized when services are provided (fixed and mobile telephony). Services provided and not billed at the end of each month are estimated and recorded on accrual basis. Considering their high turnover and short average life, revenues from phone cards for public telephones are recorded as the cards are sold. Revenues from sales of mobile phones and accessories are recorded when the goods are delivered and accepted by the subscriber. Revenues from pre-paid mobile services are recognized based on the use of the respective credits. Revenues from activation and installation fees are recognized upon the activation of customer services. Revenue is not accounted for if there is an uncertainty as to its realization.

Under Brazilian GAAP, revenues from activation and installation fees are recognized upon activation of customer services. Under U.S. GAAP, revenues and related taxes from activation and installation fees are deferred and amortized over five years, the estimated average customer life.

Under Brazilian GAAP, revenues from public telephone phone cards are recognized when the cards are sold. Under U.S. GAAP, revenues generated from sales of public telephone phone cards are recognized as such services are provided. Under U.S. GAAP, deferred revenues at each consolidated balance sheet date are determined based upon estimates of sold but unused public phone card credits outstanding as of each consolidated balance sheet date.

We consider revenue recognition to be a critical accounting policy, because of the uncertainties caused by different factors such as the complex information technology required, high volume of transactions, fraud and piracy, accounting regulations, management’s determination of collectability and uncertainties regarding our right to receive certain revenues (mainly revenues for use of our network). Significant changes in these factors could cause us to fail to recognize revenues or to recognize revenues that we may not be able to realize in the future, despite our internal controls and procedures. We have not identified any significant need to change our revenue recognition policy.

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

Following Telemar’s acquisition of control of our company on January 8, 2009, we have adopted the same accounting estimate method with respect to this provision as Telemar has adopted. Under this accounting estimate method, we establish a provision for doubtful accounts based on the period of time elapsed following the delivery of invoices, provisioning 40% of the invoiced amount when an account receivable is 61 days past due and increasing the amount of this provision over subsequent past due periods culminating with a provision of 100% of the amount of the invoice when the amount is past due for 151 days. As a result of this change in accounting estimate method, we will record a change in accounting estimate in the amount of R$50 million, net of income taxes, during the year ending December 31, 2009.

Depreciation of Property, Plant and Equipment

Under Brazilian GAAP and U.S. GAAP, depreciation of property, plant and equipment is provided using the straight-line method based on the estimated useful lives of the underlying assets. The principal depreciation rates are shown in note 19 to our audited consolidated financial statements included elsewhere in this annual report. Given the complex nature of our property, plant and equipment, the estimates of useful lives require considerable judgment and are inherently uncertain, due to rapidly changing technology and industry practices, which could cause early obsolescence of our property, plant and equipment. If we materially change our assumptions of useful lives and if external market conditions require us to determine the possible obsolescence of our property, plant and equipment, our depreciation expense, obsolescence write-off and consequently net book value of our property, plant and equipment could be materially different.

Valuation of Property, Plant and Equipment

The preparation of our financial statements in accordance with Brazilian GAAP involves certain assumptions and estimates, which are based upon historical experience and various other factors that we deem reasonable and relevant. A determination of the fair value of an asset requires management to make certain assumptions and estimates with respect to projected cash inflows and outflows related to future revenues and expenditures and expenses. These assumptions and estimates can be influenced by different external and internal factors, such as economic tendencies, industry trends, interest rates and changes in the marketplace. The use of different assumptions and estimates could significantly change our financial statements. For example if we had used more conservative assumptions and estimates the expected future net cash flow may have led us to recognize impairment charges on our property, plant and equipment, which would have decreased our results of operations and shareholders’ equity. No impairment losses have been recognized for any of the periods presented.

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

Deferred Income Taxes

We compute and pay income taxes based on results of operations under Brazilian GAAP. Under Brazilian GAAP and U.S. GAAP, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review the deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that the deferred tax assets will not be realized, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. When performing such reviews, we are required to make significant estimates and assumptions about future taxable income. In order to determine future taxable income, we need to estimate future taxable revenues and deductible expenses, which are subject to different external and internal factors, such as economic tendencies, industry trends, interest rates, changes in our business strategies and changes in the type of services we offer to the market. The use of different assumptions and estimates could significantly change our financial statements. For example, if we had used more conservative assumptions and estimates with respect to our expected future taxable income, we would be required to recognize valuation allowance charges on deferred income tax assets, which would decrease our results of operations and shareholders’ equity. If we operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates, the time period within which the underlying temporary differences become taxable or deductible, or any change in our future projections, we could be required to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase of our effective tax rate and a material adverse impact on our operating results.

Provision for Post-Retirement Benefits

We are required to make assumptions and estimates regarding interest rates, investment returns, levels of inflation for future periods, mortality rates and projected employment levels relating to post-retirement benefit liabilities. The accuracy of these assumptions and estimates will determine whether we have created sufficient reserves for accrued pension and medical health care costs and the amount we are required to provide each year as our post-retirement benefit costs. These assumptions and estimates are subject to significant fluctuations due to different external and internal factors, such as economic trends, social indicators, our capacity to create new jobs and our ability to retain our employees. If these assumptions and estimates are not accurate, we may be required to review our provisions for post-retirement benefits, which could materially reduce our operating income, net income and shareholders’ equity.

Following Telemar’s acquisition of control of our company on January 8, 2009, we will adopt an accounting policy beginning in fiscal year 2009 with respect to our provisions for post-retirement benefits that conforms Telemar’s accounting policy. Under this accounting policy, we will use the “corridor” method to defer actuarial gains and losses on pension plan assets and obligations. As a result, based on future actuarial reports, we will recognize actuarial gains or losses based on the corridor method starting in fiscal year 2009.

Principal Factors Affecting our Financial Condition and Results of Operations

Rate of Growth of Brazil’s Gross Domestic Product and Demand for Telecommunications Services

As a Brazilian company with substantially all of our operations in Brazil, we are affected by economic conditions in Brazil. GDP in Brazil grew at an estimated compound average annual rate of 3.3% from 1999 through 2008. While we believe that growth in Brazil’s GDP stimulates demand for telecommunications services, we believe that demand for telecommunications services is relatively inelastic in periods of economic stagnation and that the effect on our revenues of low growth or a recession in Brazil as a result of the current international economic downturn would not be material under foreseeable scenarios. However, a substantial and prolonged deterioration of economic conditions in Brazil could have a material adverse effect on the number of subscribers to our services and the volume of usage of our services by our subscribers and, as a result, our operating revenues.

Based on data available from ANATEL, (1) the number of fixed lines in service in Brazil increased from 20.0 million in July 1998 to 41.3 million as of December 31, 2008, and the number of mobile subscribers in Brazil increased from 7.4 million as of December 31, 1998 to 150.6 million as of December 31, 2008. Although the demand for telecommunications services has increased substantially during the past ten years, the tastes and preferences of Brazilian consumers of these services have shifted. During the three years ended December 31, 2008, the number of mobile subscribers in Brazil has grown at an average rate of 20.4% per year while the number of fixed lines in service in Brazil has declined by an average rate of 1.2% per year. As the incumbent provider of fixed-line services and a provider of mobile services in Region II, we are both a principal target and a beneficiary of this trend. During the three years ended December 31, 2008, the number of our mobile subscribers has grown at an average rate of 36.5% per year from 2.2 million at December 31, 2005 to 5.6 million at December 31, 2008, while the number of our fixed-lines in service has declined by an average rate of 5.6% per year from 9.6 million at December 31, 2005 to 8.0 million at December 31, 2008.

Demand for Our Telecommunications Services

Demand for Our Local Fixed-Line Services

Brazil’s fixed-line penetration level is now similar to that of other countries with similar per capita income, and, as has happened in such other countries, the fixed-line telecommunications customer base has remained stable. Demand for our local fixed-line services has reached a plateau in recent years. The new fixed lines that we have activated during the past three years generally represent customers that have changed addresses or low-income customers from whom we generate revenues at a rate below our average revenue per customer. Because the number of our customers terminating their fixed-line services has exceeded new activations during this period, the number of our fixed lines in service declined by 93.1 million.

We have sought to combat the general trend in the Brazilian telecommunications industry of substitution of mobile services for local fixed-line services by offering value-added services to our fixed-line customers, primarily subscriptions for broadband services. As a result of these service offerings, we expect that the number of our fixed lines in service will remain stable or decrease slightly in the near future. As of December 31, 2008, 22.2% of our fixed lines in service also subscribed for ADSL service.

We are required under ANATEL regulations and our concession contracts to offer a basic service plan to our fixed-line residential customers that permits 200 minutes of usage of our fixed-line network to make local calls. A basic plan customer pays a monthly fee for this service, and when the customer makes local calls in excess of this limit, we charge the customer for the excess minutes on a per-minute basis. We offer alternative local fixed-line plans that include significantly larger numbers of minutes and charge higher monthly fees for these plans, although these monthly fees represent a discount from the amount that the customer would be charged under our basic plan if the customer used the number of minutes included in the alternative plan. As the number of our customers selecting these alternative plans has grown in response to our marketing and promotional efforts, we have recorded increased revenues for monthly subscription fees, offset by corresponding declines in revenues for the use of excess minutes. Subscribers to our alternative fixed-line plans, which we began offering in the second quarter of 2006, represented 51.3% of our fixed lines in service at December 31, 2008. We believe that our alternative local fixed-line plans contribute to a net increase in our local fixed-line revenue as many subscribers of our alternative fixed-line plans do not use their full monthly allocations of local minutes.

The substantial increase in the number of mobile service users in Brazil has also negatively impacted the use of our public telephones. As the incumbent local fixed-line service provider in Region II, we are required under ANATEL regulations and our concession contracts to meet specified targets with respect to the availability of public telephones throughout our concession area. However, as a larger portion of the population of Region II uses mobile handsets to make calls when not in proximity to a fixed-line telephone, use of our public telephones has declined by 20.6% from 2005 to 2008.

Demand for Our Mobile Services

We believe that the primary reason that our customer base for mobile services in Region II has grown from 2.2 million at December 31, 2005 to 5.6 million at December 31, 2008 has been the success of our marketing and promotion campaigns.

The market for mobile services is extremely competitive in each of the regions that we serve. During 2008, our average monthly churn rate in the mobile services segment, representing the number of subscribers whose service is disconnected during each month, whether voluntarily or involuntarily, divided by the number of subscribers at the beginning of such month, was 4.1% per month. As a result, (1) we incur selling expenses in connection with marketing and sales efforts designed to retain existing mobile customers and attract new mobile customers, and (2) from time to time the discounts that we offer in connection with our promotional activities lead to charges against our gross operating revenues from mobile services. In addition, competitive pressures have in the past required us to introduce service plans under which the monthly and per-minute rates that we charge our mobile customers are lowered, reducing our average revenue per customer.

We expect our overall mobile services business to continue to grow in terms of its customer base, traffic volumes and revenues from value-added services. However, due to market saturation, we expect future growth in our mobile services business in Region II to occur at lower rates than we have historically achieved.

Demand for Our Data Transmission Services

Our broadband services customer base in Region II has grown from 1.0 million at December 31, 2005 to 1.8 million at December 31, 2008. We believe that this growth has resulted from (1) our marketing and promotional campaigns, (2) the growth in the number of households in Region II that own personal computers, and (3) a shift in consumer preferences that has led an increasing number of our fixed-line customers to value the data transmission speeds available through our broadband services. We expect the number of our fixed-line customers that subscribe to our broadband services to continue to increase in the near term. However, if the current international economic downturn leads to low growth or a recession in Brazil, the rate of growth of computer ownership in Brazil may decline and, consequently, the rate of growth of our broadband services customer base may be adversely affected.

Effects of Competition on the Rates that We Realize and the Discounts We Record

The Brazilian telecommunications industry is highly competitive. The competitive environment is significantly affected by key trends, including the following:

•

Technological and service convergence: The convergence of technology and services enables telecommunications service providers that were previously limited to providing a single service to provide services in other industry segments, such as in the case of broadband services provided by cable television service providers and by mobile service providers (using 3G technology) and in the case of traditional fixed-voice services transmitted by mobile telecommunications service providers.

•

Consolidation: Consolidation has taken place in the telecommunications industry throughout Latin America, including Brazil. This consolidation has led to the formation of large conglomerates that benefit both from economies of scale and the ability to undertake coordinated action across different industry segments, which provides them with competitive advantages in an environment that is also characterized by the convergence of media and telecommunications services.

•

Bundled service offerings: Telecommunications service providers have begun to offer bundled service packages that they are unable to offer independently. For example, in 2005 Embratel, our principal competitor in fixed-line services, and Net, our principal competitor in broadband services, each of which is controlled by Telmex, entered into an agreement pursuant to which they began to offer jointly to the Brazilian residential market an integrated voice, broadband and subscription television service package.

In response to these competitive pressures, (1) we may offer our services at rates below the rate caps established by ANATEL, and (2) from time to time we offer our services with promotional discounts or offer additional complimentary services with the purchase of some of our services. We record the services sold at the rates established under our service plans or at rates approved by ANATEL and record the amount of these services represented by the promotional discounts or delivered on a complimentary basis as discounts and returns in our income statement.

Launch of 3G services

In December 2007, we acquired the authorizations and radio frequency licenses necessary for us to commence the offering of 3G services throughout Region II. During 2008, we commenced capital expenditure projects to acquire and install the network equipment necessary to offer these services. In addition, we engaged in marketing and promotional campaigns in connection with the launch of these services in April 2008.

During the fourth quarter of 2008, we activated approximately 100,900 accounts for 3G services in Region II. We expect that these services will generate significant additions to our mobile customer base and lead to long-term increases in our revenues and operating income.

The cost of these authorizations and radio frequency licenses was R$448 million, which we will pay to ANATEL in installments through 2015. During 2008, we invested R$288 million in the network equipment necessary to offer these services, which contributed to an increase in our depreciation expenses for 2008 and will continue to do so during the next several years. We financed the purchase and installation of this network equipment through vendor financing, which has contributed to the increase of our net financial expenses during 2008.

Under our 3G radio frequency licenses, we are required to meet certain service expansion obligations that will require capital expenditures through 2015. If we are unable to fund these capital expenditures through our operating cash flows, we may incur additional indebtedness or vendor financing obligations, which would increase our outstanding indebtedness and net financial expenses.

Effects of Adjustments to Our Regulated Rates and Inflation

Telecommunications services rates are subject to comprehensive regulation by ANATEL. Our rates for local fixed-line services, domestic long-distance services, mobile services, interconnection to our fixed-line network, and EILD and SLD services are subject to regulation by ANATEL. We are required to obtain ANATEL approval prior to offering new alternative fixed-line or mobile plans. The rates established or approved by ANATEL for our services act as caps on the prices that we charge for these services, and we are permitted to offer these services at a discount from the rates approved by ANATEL. After ANATEL establishes or approves rate caps for these services, these rate caps are subject to annual adjustment based on the rate of inflation, as measured by the IST. Rate caps for local fixed-line plans are adjusted by inflation, as measured by the IST, less an amount that serves as a proxy for productivity gains achieved by our company and the local fixed-line services industry as a whole.

Because substantially all of our cost of services and operating expenses are incurred in reais in Brazil, these rate increases act as a natural hedge against inflation and, as a result, our operating margins are not materially affected by inflation. However, because these rate adjustments are only made on an annual basis, in periods of severe inflation, we may not be able to pass our increased costs through to our customers as incurred.

A significant portion of our real-denominated debt bears interest at the TJLP or the CDI rate, which are partially adjusted for inflation, and, as a result, inflation results in increases in our financial expenses and debt service obligations.

Effects of Changes in Regulatory Requirements

Compliance with new regulations applicable to the telecommunications industry that are adopted by ANATEL from time to time and compliance with the obligations included in our concession contracts that were entered into in 2006 have required us to make capital expenditures, affected the revenues that we generate and imposed additional costs of service on our company. For example:

•

In January 2006 and January 2007, ANATEL reduced the interconnection rates available to fixed-line service providers for interconnection to their networks and capped these rates at a percentage of the rate applicable to a fixed-to-fixed local call. This reduction in the interconnection rates reduced the interconnection revenue generated by our fixed-line and data transmission services segment, while reducing the interconnection costs recorded by our mobile services segment.

•

In July 2006, changes to ANATEL’s regulations governing interconnection with the networks of mobile service providers became effective. Under the regulations previously in force, mobile service providers charged for interconnection to their networks under the “bill-and-keep” system; under the new regulations, mobile service providers charge for interconnection to their networks under the “full billing” system. These changes resulted in significant increases in interconnection revenues of our mobile services segment, as well as significant increases in the interconnection costs of our fixed-line and mobile segments. For additional information on the “full billing” and the “bill-and-keep” systems, see “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry—Interconnection Regulations— Transition from “Bill and Keep” System to “Full Billing” System.”

•

Our concession agreements that became effective at the beginning of 2006 required us to convert our system of billing local fixed-line usage from a system based on the usage of pulses to a system based on the usage of minutes by July 2007. As a result of the conversion of local fixed-line traffic from pulses to minutes, we are not able to accurately compare the volume of local fixed-line traffic between the years ended December 31, 2008, 2007 and 2006.

•

In March 2007, ANATEL adopted number portability regulations requiring us to permit our mobile and fixed-line customers to maintain their telephone numbers if they change service providers. Implementation of the systems necessary to comply with this regulation required us to make capital expenditures in the aggregate amount of R$221 million. Implementation of these systems was completed in March 2009. We are not currently able to assess the effects of the implementation of number portability by all service providers in Brazil, but believe that in general, number portability will have an adverse effect on the revenue of our fixed-line and data transmission services segment that will be offset by a positive effect on the revenue of our mobile services segment.

Effects of Fluctuations in Exchange Rates between the Real and the U.S. Dollar or Japanese Yen

Substantially all of our cost of services and operating expenses are incurred in reais in Brazil. As a result, the appreciation or depreciation of the real against the U.S. dollar does not have a material effect on our operating margins. However, the costs of a substantial portion of the network equipment that we purchase for our capital expenditure projects are denominated in U.S. dollars or are U.S. dollar-linked. This network equipment is recorded on our balance sheet at its cost in reais based on the applicable exchange rate on the date of purchase. As a result, depreciation of the real against the U.S. dollar results in this network equipment being more costly in reais and leads to increased depreciation expenses. Conversely, appreciation of the real against the U.S. dollar results in this network equipment being less costly in reais and leads to lower depreciation expenses.

Our consolidated U.S. dollar-denominated and Japanese Yen-denominated indebtedness represented 10.9% and 6.0%, respectively, of our outstanding indebtedness at December 31, 2008. As a result, when the real depreciates against the U.S. dollar or the Japanese Yen:

•	the interest costs on our U.S. dollar- or Japanese Yen-denominated indebtedness increase in reais, which negatively affects our results of operations in reais;

•	the amount of our U.S. dollar- or Japanese Yen-denominated indebtedness increases in reais, and our total liabilities and debt service obligations in reais increase; and

•	our net financial expenses tend to increase as a result of foreign exchange gains that we must record.

An appreciation of the real against the U.S. dollar has the converse effects.

In order to mitigate the effects of foreign exchange variations, we have established a hedging policy. At December 31, 2008, we had entered into hedging transactions in respect of 54.2% of our indebtedness affected by exchange rate variations. The purpose of these hedging transactions is to seek to “match” the currency of our debt with that of our revenues to mitigate foreign exchange risk.

Effect of Level of Indebtedness and Interest Rates

At December 31, 2008, our total outstanding indebtedness on a consolidated basis was R$4,886 million. The level of our indebtedness results in significant financial expenses that are reflected in our statement of operations. Financial expenses consist of interest expense, exchange variations of U.S. dollar- and other foreign currency-denominated debt, foreign exchange losses or gains, and other items as set forth in note 3(t) to our audited consolidated financial statements included elsewhere in this annual report. In 2008, we recorded total interest expenses of R$971 million, of which R$739 million consisted of interest expense, and R$335 million consisted of monetary and foreign exchange variation on financing. The interest rates that we pay depend on a variety of factors, including prevailing Brazilian and international interest rates and risk assessments of our company, our industry and the Brazilian economy made by potential lenders to our company, potential purchasers of our debt securities and the rating agencies that assess our company and its debt securities.

Standard & Poor’s and Fitch maintain ratings of our company and our debt securities and Moody’s maintains ratings of Brasil Telecom. Any ratings downgrades in the future would likely result in increased interest and other financial expenses relating to borrowings and debt securities and could adversely affect our ability to obtain such financing on satisfactory terms or in amounts required by us.

Seasonality

Our telecommunications services are generally not affected by major seasonal variations of the market, except for the first quarter of the year, when economic activity is generally reduced in Brazil.

Recent Developments

Acquisition by Telemar

On January 8, 2009, Telemar acquired indirectly all of the outstanding shares of Invitel and 12,185,836 common shares of Brasil Telecom Holding owned by the shareholders of Invitel. As of December 31, 2008, Invitel owned 100% of the outstanding shares of Solpart, which owned 52.0% of our outstanding voting share capital, representing 19.0% of our outstanding share capital. Following this acquisition, Telemar owns indirectly an aggregate of 43.5% of our outstanding share capital, including 61.2% of our outstanding common shares.

Increase in Provision for Contingencies

As the result of Telemar’s acquisition of control of our company in January 2009, we have changed our criteria for estimating probable losses in connection with labor proceedings and the recognition of ICMS tax credits in order to align our policies with those of Telemar. As a result, we have recorded additional provisions for labor proceedings and tax proceedings in 2009 in the amount of R$325 million and R$387 million, respectively.

Additionally, as a result of certain judicial decisions in 2009, we have reclassified the probability of loss in certain civil proceedings involving CRT, the leading fixed-line telecommunications service company in the State of Rio Grande do Sul that we acquired in 2000, from possible to probable. As a result, we have recorded an additional provision in 2009 in the amount of R$1,153 million in connection with the proceedings.

For a more detailed description of these proceedings, see “Item 8. Financial Information—Legal Proceedings.”

Disbursement under BNDES Credit Facility

In March 2009, BNDES funded R$148 million of the third tranche under a credit facility with BNDES that we entered into in November 2006, consisting of a loan in the principal amount of R$123 million bearing interest at the TJLP rate plus 4.3% per annum and a loan in the principal amount of R$25 million bearing interest at the TJLP rate plus 2.3% per annum. For more information regarding this credit facility, see “—Indebtedness and Financing Strategy—Long-Term Indebtedness—BNDES Facilities.”

Acquisition of Telemar Debentures

In March 2009, we acquired private debentures issued by Telemar. The outstanding principal amount of these debentures is payable at maturity in December 2013. These debentures bear interest at a rate of CDI plus 4.0% per annum, payable with the principal at maturity. At March 31, 2009, the outstanding amount of these debentures was R$302 million.

Results of Operations

The following discussion of our results of operations is based on our consolidated financial statements prepared in accordance with Brazilian GAAP.

The following tables set forth the operating results of each of our segments and the reconciliation of these results of our segments to our consolidated results of operations. This segment information was prepared on the same basis as the information that our senior management uses to allocate resources among segments and evaluate their performance. We evaluate and manage the performance of our segments based on information generated from our statutory accounting records maintained in accordance with Brazilian GAAP and reflected in our consolidated financial statements.

	Year Ended December 31, 2008
	Fixed-Line and Data Transmission Services		Mobile Services		Internet Services		Call Center		Eliminations		Consolidated
	(in millions of reais)
Gross operating revenues	R$	14,845	R$	2,561	R$	454	R$	246	R$	(1,099)	R$	17,007
Taxes and deductions		(4,958)		(679)		(62)		(15)		4		(5,710)

Net operating revenues		9,887		1,882		392		231		(1,095)		11,297
Cost of goods sold and services rendered		(5,187)		(1,512)		(55)		(212)		757		(6,209)

Gross profit		4,700		370		337		19		(338)		5,088
Selling expenses		(952)		(525)		(265)		(8)		386		(1,364)
General and administrative expenses		(1,210)		(136)		(76)		(18)		39		(1,401)
Other operating income (expenses), net		(384)		44		(40)		(2)		(87)		(469)

Operating income (loss)	R$	2,154	R$	(248)	R$	(44)	R$	(9)	R$	—	R$	1,853

	Year Ended December 31, 2007
	Fixed-Line and Data Transmission Services		Mobile Services		Internet Services		Call Center		Eliminations		Consolidated
	(in millions of reais)
Gross operating revenues	R$	13,911	R$	2,446	R$	446	R$	22	R$	(828)	R$	15,997
Taxes and deductions		(4,178)		(700)		(66)		(1)		7		(4,938)

Net operating revenues		9,733		1,746		380		21		(821)		11,059
Cost of goods sold and services rendered		(5,488)		(1,532)		(55)		(21)		713		(6,383)

Gross profit		4,245		214		324		0		(108)		4,676
Selling expenses		(898)		(454)		(274)		—		141		(1,485)
General and administrative expenses		(1,173)		(90)		(69)		(10)		24		(1,319)
Other operating income (expenses), net		(426)		34		(56)		—		(56)		(504)

Operating income (loss)	R$	1,747	R$	(296)	R$	(74)	R$	(10)	R$	1	R$	1,368

	Year Ended December 31, 2006
	Fixed-Line and Data Transmission Services		Mobile Services		Internet Services		Eliminations		Consolidated
	(in millions of reais)
Gross operating revenues	R$	13,653	R$	1,789	R$	342	R$	(673)	R$	15,111
Taxes and deductions		(4,234)		(542)		(43)		4		(4,815)

Net operating revenues		9,419		1,247		299		(669)		10,296
Cost of goods sold and services rendered		(5,769)		(1,176)		(146)		626		(6,465)

Gross profit		3,650		71		153		(43)		3,831
Selling expenses		(987)		(432)		(136)		84		(1,471)
General and administrative expenses		(1,132)		(85)		(76)		19		(1,274)
Other operating income (expenses), net		(153)		9		(28)		(59)		(231)

Operating income (loss)	R$	1,378	R$	(437)	R$	(86)	R$	—	R$	855

In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

The following table sets forth the components of our net income, as well as the percentage change from the prior year, for the years ended December 31, 2007 and 2008.

	Year ended December 31,
	2007		2008		% Change
	(in millions of reais, except percentages)
Gross operating revenues	R$	15,997	R$	17,007	6.3
Taxes and deductions		(4,938)		(5,710)	15.6

Net operating revenues		11,059		11,297	2.2
Cost of goods sold and services rendered		(6,383)		(6,209)	(2.7)

Gross profit		4,676		5,088	8.8
Operating expenses
Selling expenses		(1,485)		(1,364)	(8.2)
General and administrative expenses		(1,319)		(1,401)	6.3
Other operating income (expenses), net		(504)		(469)	(7.0)

Operating income before net financial expenses		1,368		1,853	35.5
Net financial expenses(1)		(275)		(274)	(0.4)

Income before taxes and minority interests(1)		1,093		1,579	44.5
Income tax and social contribution		(295)		(551)	86.8
Minority interest		2		2	1.1

Net income	R$	800	R$	1,030	28.7

(1)	Excludes the effect of interest on shareholders’ equity of R$324 million in 2008 and R$350 million in 2007.

Operating Revenues

The composition of gross operating revenues by category of service before deduction of value-added and other indirect taxes and discounts is presented in our financial statements and discussed below. We do not determine net operating revenues for each category of service as we do not believe such information to be useful to investors.

Gross operating revenues increased by 6.3% in 2008, principally due to a 6.7% increase in gross operating revenues of our fixed-line and data transmission services segment, a 1,012.3% increase in gross operating revenues of our call center segment and a 4.7% increase in gross operating revenues of our mobile services segment, as discussed below. Gross operating revenues generated by intersegment sales, which are eliminated in the consolidation of our financial statements, increased by 32.7% in 2008.

Net operating revenues increased by 2.2% in 2008, principally due to a 1,003.4% increase in net operating revenues of our call center segment, a 1.6% increase in net operating revenues of our fixed-line and data transmission services segment, and a 7.8% increase in net operating revenues of our mobile services segment. Net operating revenues generated by intersegment sales, which are eliminated in the consolidation of our financial statements, increased by 33.4% in 2008.

Operating Revenue of Our Fixed-Line and Data Transmission Services Segment

The following table sets forth the components of the gross and net operating revenues of our fixed-line and data transmission services segment, as well as the percentage change from the prior year, for the years ended December 31, 2007 and 2008.

	Year Ended December 31,
	2007	2008	% Change
	(in millions of reais, except percentages)
Local services:
Monthly subscription fees	3,536	3,676	4.0
Metered services	1,106	922	(16.6)
Fixed-line to mobile calls (VC1)	1,882	1,926	2.3
Other revenues	47	29	(40.0)

	6,571	6,555	(0.3)
Long-distance services:
Mobile long distance (VC2 and VC3)	1,544	1,502	(2.7)
Fixed-to-fixed long distance
Intrasectorial	864	835	(3.4)
Intersectorial	264	247	(6.5)
Interregional	241	232	(3.7)
International	44	43	(2.6)

	2,957	2,859	(3.3)
Other fixed-line services:
Pre-paid calling cards for public telephones	546	475	(13.1)
Additional services, intelligent network and advanced voice	396	420	6.1
Other	38	32	(15.3)

	980	927	(5.4)
Remuneration for the use of the fixed-line network:
Fixed-line to fixed-line network use	243	210	(13.6)
Mobile to fixed-line network use	178	226	26.8

	422	436	3.5
Data transmission services:
Asymmetric Digital Subscriber Line (ADSL)	1,278	2,127	66.4
Internet services	55	72	31.2
Transmission — EILD	462	538	16.3
Dedicated Line Service — SLD	397	481	21.1
IP services	482	570	18.4
Switching packs and frame relay	202	186	(7.9)
Other services	105	96	(8.6)

	2,981	4,070	36.5

Total gross operating revenue	13,911	14,845	6.7
Value-added and other indirect taxes	(3,898)	(3,889)	(0.2)
Discounts and returns	(280)	(1,069)	281.6

Net operating revenue	9,733	9,887	1.6

Gross operating revenues of our fixed-line and data transmission services segment increased by 6.7% in 2008, principally due to:

•	a 36.5% increase in gross operating revenues from data transmission services; and

•	to a lesser extent, a 3.5% increase in gross operating revenue from remuneration for the use of our fixed-line network.

The effects of these increases were partially offset by:

•	a 3.3% decline in gross operating revenue from long-distance services;

•	a 5.4% decline in gross operating revenues from other fixed-line services, principally sales of pre-paid calling cards for use in public telephones; and

•	a 0.3% decline in gross operating revenues from local services.

Gross Operating Revenues from Local Services

Gross operating revenues from local fixed-line services declined by 0.3% in 2008, primarily due to a 16.6% decline in gross operating revenues from metered services, the effects of which were partially offset by a 4.0% increase in gross operating revenues from monthly subscription fees and a 2.3% increase in gross operating revenue from local fixed-to-mobile traffic.

Monthly Subscription Fees

Gross operating revenues from monthly subscription fees increased by 4.0% in 2008, primarily as a result of (1) rate increases for our basic service plans of 2.14% and 3.01% that were implemented in July 2007 and July 2008, respectively, and rate increases for our alternative plans that reflected increases in inflation of 2.14% in 2007 and 3.01% in 2008, as measured by the IST, (2) a 1.2% increase in the number of lines in service to 8.1 million at December 31, 2008 from 8.0 million at December 31, 2007, and (3) a 17.6% increase in the number of subscriptions to our alternative plans to 4.2 million at December 31, 2008 from 3.5 million at December 31, 2007.

Metered Services

Gross operating revenues from metered services charges declined by 16.6% in 2008, principally as a result of (1) the migration of our fixed-line customers from our basic service plans to our alternative plans that have higher monthly allowances of minutes, and (2) the migration of local traffic origination to mobile handsets as callers take advantage of mobile plans and promotions under which mobile service providers offer mobile-to-mobile minutes within their networks at rates that are lower than a fixed-to-mobile minute.

As a result of the conversion from pulses to minutes in July 2007, the volume of metered services is not comparable between 2008 and 2007. Total billed minutes, which are the number of local minutes that exceed the monthly allowance under a customer’s service plan, were 11.2 billion in 2008. Total billed minutes were 5.4 billion during the last five months of 2007 and total billed pulses were 3.0 billion during the first seven months of 2007. Based on our usage profile, pulses under our basic residential, non-residential and alternative plans represented approximately 1.7, 1.5 and 4.0 minutes of call time, respectively. We implemented rate increases for metered services of 2.14% and 3.01% in July 2007 and July 2008, respectively.

Local Fixed-to-Mobile Calls

Gross operating revenues from local fixed-to-mobile calls, which are charged at the VC1 rate, increased by 2.3% in 2008, principally as a result of increases in the VC1 rate of 3.29% and 3.01% that were implemented in July 2007 and July 2008, respectively. The effects of these increases were partially offset by a 0.2% decline in the total number of local fixed-to-mobile minutes in 2008 as our fixed-line customers opted to take advantage of mobile service plans under which the charge for a mobile-to mobile minute is less than the charge for a fixed-to-mobile minute. The average number of monthly local fixed-to-mobile minutes for our fixed lines in services increased by 0.6% in 2008.

Gross Operating Revenues from Long-Distance Services

Gross operating revenues from long-distance services declined by 3.3% in 2008, primarily due to (1) a 2.7% decline in gross operating revenues from long-distance calls originating or terminating on mobile devices, (2) a 3.4% decline in gross operating revenue from fixed-to-fixed intrasectorial long-distance calls, and (3) a 6.5% decline in gross operating revenue from fixed-to-fixed intersectorial long-distance calls. Intrasectorial calls are those in which callers are located in the same sector, but in different local areas. A sector is a set of local areas, as established by ANATEL, that generally corresponds to a Brazilian state. Intersectorial calls involve callers in different sectors within the same service region.

Long-Distance Calls Originating or Terminating on Mobile Devices

Gross operating revenues from long-distance calls originating or terminating on mobile devices, which are charged at the VC2 or VC3 rate, declined by 2.7% in 2008, principally as a result of:

•

a 2.3% decline in the total number of long-distance minutes that were charged at the VC2 rate to 677.3 million in 2008 from 693.2 million in 2007, principally due to lower use of value-added services, which historically has contributed to this traffic; and

•	a 9.0% decline in the total number of long-distance minutes that were charged at the VC3 rate to 501.4 million in 2008 from 550.9 million in 2007, principally due to lower use of value-added services.

The effects of these declines were partially offset by (1) increases in the VC2 and VC3 rates of 3.29% and 3.01% that were implemented in July 2007 and July 2008, respectively.

Fixed-to-Fixed Long-Distance

Gross operating revenues from intrasectorial and intersectorial long-distance calls originated and terminated on a fixed-line terminal, which are charged at long-distance rates regulated in accordance with the distance separating callers, declined by 3.4% and 6.5%, respectively, in 2008, principally as a result of:

•	a 4.1% decline in the total number of intrasectorial long-distance minutes to 2.66 billion in 2008 from 2.78 billion in 2007; and

•	a 4.2% decline in the total number of intersectorial long-distance minutes to 693 million in 2008 from 724 million in 2007.

These reductions in traffic are mainly due to the migration of our fixed-line customers to our alternative long-distance plans that have include higher monthly allowances of long-distance minutes. The effects of these declines were partially offset by increases in our regulated long-distance rates of 2.14% and 3.01% that were implemented in July 2007 and July 2008, respectively.

Gross Operating Revenue from Other Fixed-Lines Services

Gross operating revenues from other fixed-line services declined by 5.4% in 2008, primarily as a result of the 13.1% decline in gross operating revenue from the sale of pre-paid calling cards for use in public telephones, the effects of which were partially offset by a 6.1% increase in gross operating revenues from additional services, intelligent network service and advanced voice services.

Gross operating revenue from the sale of pre-paid calling cards for use in public telephones declined principally due to the 15.7% decline in the number of public phone credits used to 4.3 billion in 2008 from 5.1 billion in 2007, primarily due to customers substituting usage of mobile handsets for usage of public phones as a result of promotions by mobile service providers to the pre-paid segment, including bonus calls and pre-paid card recharges at promotional reduced rates. This decline was partially offset by rate increases for public phone usage of 2.14% and 2.53% that were implemented in July 2007 and July 2008, respectively.

Gross operating revenue from additional services, intelligent network service and advanced voice services increased principally as a result of our promotional offers and customer retention programs.

Gross Operating Revenues from Remuneration for the Use of the Fixed-Line Network

Gross operating revenues from remuneration for the use of the fixed-line network increased by 3.5% in 2008, principally as a result of a 26.8% increase in gross operating revenues from interconnection fees paid to us for completing calls on our fixed-line network that were originated on the networks of mobile service providers, primarily due to (1) an increase in traffic as a result of callers taking advantage of mobile plans and promotions under which mobile service providers offer discounts on mobile-to-fixed minutes, and (2) to a lesser extent, increases in the TU-RL and TU-RIU rates of 3.01% and 4.9%, respectively, that were implemented in July 2008.

The effects of this increase were partially offset by a 13.6% decline in interconnection fees paid to us for completing calls on our fixed-line network that were originated on the networks of other fixed-line service providers, primarily as a result of the increased penetration of the local services market by our competitors which has reduced the volume of calls terminated on our fixed-line network, the effects of which were partially offset by the increases in the TU-RL and TU-RIU rates.

Of our gross operating revenues from remuneration for the use of the fixed-line network, 14.3% in 2008 and 15.2% in 2007 represented interconnection fees paid by Brasil Telecom Mobile for the use of our fixed-line network to complete mobile-to-fixed calls and was eliminated in the consolidation of our financial statements.

Gross Operating Revenues from Data Transmission Services

Gross operating revenues from data transmission services increased by 36.5% in 2008, principally due to a 66.4% increase in gross operating revenue from ADSL subscriptions, and a 16.3% increase in gross operating revenues from EILD services.

Gross operating revenues from ADSL subscriptions increased in 2008, primarily due to the 15.2% increase in the number of ADSL subscriptions in 2008 to 1.8 million at December 31, 2008 from 1.6 million at December 31, 2007, as a result of our continued focus on increasing the penetration of our ADSL services in our local fixed-line subscriber base. The effects of this increase were partially offset by a 1.7% decline in average gross revenues per line generated by ADSL subscriptions to R$70.47 in 2008 from R$71.70 in 2007. As of December 31, 2008, our ADSL customer base represented 22.2% of our total fixed lines in service as compared to 19.5% as of December 31, 2007.

Gross operating revenue from EILD services increased in 2008, principally due to the increased number of rented circuits as a result of the increase in the demand by other service providers that require additional backbone to increase their penetration of the relevant market. Of our gross operating revenues from EILD services, 2.1% in 2008 and 3.5% in 2007 represented fees paid by Brasil Telecom Mobile for EILD services and was eliminated in the consolidation of our financial statements.

Charges Against Gross Operating Revenues

Value-Added and Other Indirect Taxes

Value-added and other taxes on our fixed-line and data transmission services declined by 0.2% in 2008, primarily reflecting the decline in the gross operating revenue of our fixed-line and data transmission services segment in 2008 and the change in revenue mix, as fewer taxes or lower tax rates apply to some of our services, such as interconnection services.

We are required to contribute to the Universal Telecommunications Service Fund (Fundo de Universalização dos Serviços de Telecomunicações), which we refer to as the FUST, and the Fund for the Technological Development of Telecommunications (Fundo para o Desenvolvimento Tecnológico das Telecomunicações Brasileiras), which we refer to as the FUNTTEL. We are required to contribute 1.0% of our gross operating revenue from the rendering of telecommunications services, net of (1) the Social Integration Program (Programa de Integração Social), or PIS, taxes, (2) the federal Contribution for Social Security Financing (Contribuição para Financiamento da Seguridade Social—COFINS), or COFINS, and (3)

ICMS, to the FUST. We are required to contribute 0.5% of our gross operating revenue from the rendering of telecommunications services, net of PIS, COFINS and ICMS taxes, to the FUNTTEL.

Discounts

Discounts offered on our fixed-line services generally consist of local fixed-line calls, long-distance calls, and intelligent network services (such as caller ID, call forwarding and conference calling). Discounts on our fixed-line and data transmission services increased by 281.6% in 2008, primarily as a result of an increase in the discounts that we offered on our ADSL services.

Net Operating Revenues

As a result of the foregoing, net operating revenues of our fixed-line and data transmission services segment increased by 1.6% to R$9,887 million in 2008 from R$9,733 million in 2007.

Operating Revenue of Our Mobile Services Segment

The following table sets forth the components of the gross and net operating revenues of our mobile services segment, as well as the percentage change from the prior year, for the years ended December 31, 2007 and 2008.

	Year Ended December 31,
	2007	2008	% Change
	(in millions of reais, except percentages)
Mobile telephone services:
Monthly subscription fees	434	402	(7.3)
Utilization	562	646	15.1
Value-added services	104	154	47.9
Sale of handsets and accessories	271	226	(16.6)
Roaming	16	16	2.2
Other	27	17	(36.4)

	1,414	1,462	3.4
Remuneration for the use of the mobile network:	1,032	1,099	6.4

Total gross operating revenue	2,446	2,561	4.7
Value-added and other indirect taxes	(392)	(429)	9.5
Discounts and returns	(308)	(250)	(18.8)

Net operating revenue	1,746	1,882	7.8

Gross operating revenues of our mobile services segment increased by 4.7% in 2008, due to a 6.4% increase in remuneration for the use of our mobile network and a 3.4% increase in gross operating revenues from mobile telephone services.

Gross Operating Revenues from Mobile Services

Gross operating revenues from mobile services increased by 3.4% in 2008, principally due to:

•

a 15.1% increase in gross operating revenue from billed minutes, which are the number of local minutes used by pre-paid customers plus the number of local minutes used by post-paid customers in excess of the monthly allowance under the customer’s service plan, primarily as a result of (1) the 31.5% increase in the number of our mobile customers to 5.6 million at December 31, 2008 from 4.3 million at December 31, 2007, and (2) rate increases for our billed minutes that reflected increases in inflation of 3.17% in 2007 and 6.56% in 2008, as measured by the IST; and

•

a 47.9% increase in gross operating revenues from value-added services, primarily as a result of the increase in the size of our mobile services customer base and an increase in the volume of SMS and GPRS services provided.

The effects of these increases were partially offset by (1) a 16.6% decline in gross operating revenue from the sale of mobile handsets and accessories, due to the decline in demand for our mobile handsets as a result of the increase in the sales price of these handsets following our decision to reduce the subsidies offered on the sale of these handsets, and (2) a 7.3% decline in gross operating revenue from monthly subscription fees, primarily as a result of the migration of our post-paid mobile customers to plans with lower prices, the effects of which were partially offset by rate increases for our post-paid plans that reflected increases in inflation of 3.17% in 2007 and 6.56% in 2008, as measured by the IST.

The number of our pre-paid mobile customers increased by 35.8% to 4.6 million at December 31, 2008 from 3.4 million at December 31, 2007, primarily as a result of (1) the success of our “Volta do Pula-Pula” campaign in April 2008, (2) the strategy of reinforcing our retail promotion efforts and intensifying our advertising campaigns, and (3) the development of a marketing channel focused on SIM card sales and the unblocking of handsets. As of December 31, 2008, pre-paid customers represented 83% of our mobile customer base. The number of subscribers to our post-paid mobile plans increased by 14.4% in 2008 to approximately 978,900 at December 31, 2008 from approximately 855,800 at December 31, 2007, primarily as a result of (1) subscriptions to our 3G plans, especially the 3GMais broadband service, (2) subscriptions to our Pluri bundled plans, and (3) the reduction of the migration from our hybrid plans to our pre-paid plan. Under our hybrid plans, a post-paid customer purchases a fixed number of minutes per month and, following the use of these minutes, may purchase additional minutes in the same manner as our pre-paid customers. As of December 31, 2008, post-paid customers represented 17% of our mobile customer base. Our monthly average revenue per user (calculated based on the total revenue for the year divided by the monthly average customer base for the year divided by 12) increased by 17% to R$28.60 in 2008 from R$34.60 in 2007.

Gross Operating Revenues from Remuneration for the Use of the Mobile Network

Gross operating revenues from remuneration for the use of the mobile network increased by 6.4% in 2008 as a result of (1) the 31.5% increase in the number of our mobile customers during 2008, resulting in an increase in the number of minutes terminated on our mobile network, and (2) increases in our VU-M rates of 2.25% and 2.06% that were implemented in July 2007 and July 2008, respectively.

Of the gross operating revenues from remuneration for the use of the mobile network, 39.7% in 2008 and 39.5% in 2007 represented interconnection fees paid by Brasil Telecom for the use of Brasil Telecom Mobile’s network to complete fixed-to-mobile calls and was eliminated in the consolidation of our financial statements.

Charges Against Gross Operating Revenues

Value-Added and Other Indirect Taxes

Value-added and other taxes on our mobile services increased by 9.5% in 2008, primarily reflecting the growth in the gross operating revenue of our mobile services segment in 2008.

Discounts

Discounts offered on our mobile services generally consist of rebates on pre-paid telephone cards (typically having commissions of approximately 10.0% over the face amount sold), local fixed-line calls, long-distance calls, and intelligent network services (such as caller ID, call forwarding and conference calling). Discounts on our mobile services declined by 18.8% in 2008, primarily as a result of (1) a decrease in monthly subscription fees for post-paid mobile customers, resulting in a decrease in the discounts offered to these customers, and (2) a decrease in subsidies to pre-paid customers.

Net Operating Revenues

As a result of the foregoing, net operating revenues of the mobile services segment increased by 7.8% to R$1,882 million in 2008 from R$1,746 million in 2007.

Operating Revenue of Our Internet Services Segment

The following table sets forth the components of the gross and net operating revenues of our internet services segment, as well as the percentage change from the prior year, for the years ended December 31, 2007 and 2008.

	Year Ended December 31,
	2007	2008	% Change
	(in millions of reais, except percentages)
Gross operating revenues	446	454	1.8
Value-added and other indirect taxes	(62)	(56)	(11.4)
Discounts and returns	(4)	(6)	64.7

Net operating revenue	380	392	3.3

Gross operating revenues of our internet services segment increased by 1.8% in 2008, primarily due to (1) an increase in the number of monthly subscriptions for content, and (2) an increase in marketing and advertising revenues. Value-added and other taxes on our internet services declined by 11.4% in 2008. Discounts offered on our internet services increased by 64.7% in 2008, primarily as a result of promotions designed to attract new subscribers. As a result of the foregoing, net operating revenues of the internet services segment increased by 3.3% to R$392 million in 2008 from R$380 million in 2007.

Operating Revenue of Our Call Center Segment

The following table sets forth the components of the gross and net operating revenues of our call center segment, as well as the percentage change from the prior year, for the years ended December 31, 2007 and 2008.

	Year Ended December 31,
	2007	2008	% Change
	(in millions of reais, except percentages)
Gross operating revenues	22	246	1,012.3
Value-added and other indirect taxes	(1)	(15)	1,161.2

Net operating revenue	21	231	1,003.4

Gross operating revenues of our call center segment increased by 1,012.3% in 2008 as a result of our recording the gross operating revenue of this segment for the full year of 2008 as compared to approximately one month in 2007. Value-added and other taxes on our call center segment increased by 1,161.2% in 2008. As all of our call center services are for internal use, we do not offer discounts on these services. As a result of the foregoing, net operating revenues of our call center segment increased by 1,003.4% to R$231 million in 2008 from R$21 million in 2007.

Cost of Goods Sold and Services Rendered

Cost of goods sold and serviced rendered declined by 2.7% in 2008, principally due to a 5.5% decline in cost of goods sold and services rendered of our fixed-line and data transmission services segment and, to a lesser extent, a 1.3% decline in cost of goods sold and services rendered of our mobile services segment, the effects of which were partially offset by a 931.2% increase in cost of goods sold and services rendered of our call center segment, as discussed below.

Of the costs of goods sold and services rendered of our fixed-line and data transmission services segment, 8.4% in 2008 and 7.4% in 2007 represented interconnection fees paid by Brasil Telecom for the use of Brasil Telecom Mobile’s mobile network to complete fixed-to-mobile calls. These fees were eliminated in the consolidation of our financial statements.

Of the costs of goods sold and services rendered of our mobile services segment, 9.9% in 2008 and 11.0% in 2007 represented (1) interconnection fees paid by Brasil Telecom Mobile for the use of Brasil Telecom’s fixed-line network to complete mobile-to-fixed calls, and (2) fees paid by Brasil Telecom Mobile for EILD services. These fees were eliminated in the consolidation of our financial statements.

The following table sets forth the components of our cost of goods sold and services rendered, as well as the percentage change from the prior year, for the years ended December 31, 2007 and 2008.

	Year Ended December 31,
	2007	2008	% Change
	(in millions of reais, except percentages)
Interconnection	2,319	2,203	(5.0)
Depreciation	2,034	1,683	(17.2)
Network maintenance	677	712	5.2
Rental and insurance	314	395	25.8
Third-party services	257	259	0.6
Personnel	183	368	100.4
Materials	70	64	(8.4)
Costs of handsets and accessories	255	237	(7.4)
Concession contract renewal fee	69	66	(5.5)
Other costs of services rendered	204	224	9.8

Total cost of goods sold and services rendered	6,383	6,209	(2.7)

Cost of Goods Sold and Services Rendered of Our Fixed-Line and Data Transmission Services Segment

Cost of goods sold and services rendered of our fixed-line and data transmission services segment declined by 5.5% in 2008, principally due to:

•

a 22.7% decline in depreciation costs to R$1,316 million in 2008 from R$1,702 million in 2007, primarily as a result of the increase in the amount of the property, plant and equipment of this segment that has been fully depreciated; and

•

a 2.2% decline in interconnection costs to R$2,152 million in 2008 from R$2,199 million in 2007, primarily as a result of a decrease in the total number of minutes used by our fixed-line customers to make calls to customers of other fixed or mobile providers for which we pay interconnection fees, the effects of which were partially offset by increases in the VU-M, TU-RL and TU-RIU rates of these service providers that were implemented in July 2007 and July 2008.

The effects of these declines were partially offset by:

•

a 6.8% increase in network maintenance costs to R$650 million in 2008 from R$609 million in 2007, primarily as a result of the growth of our ADSL services, which resulted in increased costs to set up ADSL in our customers’ homes, as well as maintenance costs relating to the expansion of our network;

•

a 27.1% increase in rental and insurance costs to R$320 million in 2008 from R$252 million in 2007, primarily as a result of the expansion of our broadband subscriber base and our internet network, which involved increased circuit rentals from third parties; and

•

an 18.8% increase in connection means costs, which are costs that we incur to rent or lease network infrastructure from third parties, to R$265 million in 2008 from R$223 million in 2007, primarily as a result of increased costs for EILD services.

The gross profit of our fixed-line and data transmission services segment increased by 10.7% to R$4,700 million in 2008 from R$4,245 million in 2007. As a percentage of net operating revenue of this segment, gross profit increased to 47.5% in 2008 from 43.6% in 2007.

Cost of Goods Sold and Services Rendered of Our Mobile Services Segment

Cost of goods sold and services rendered of our mobile services segment declined by 1.3% in 2008, principally due to:

•

a 7.0% decline in interconnection costs to R$550 million in 2008 from R$591 million in 2007, primarily due to the decline in the volume of traffic originated by our mobile customers that terminated on the networks of other service providers as a result of the increase in the size of our mobile customer base;

•

a 7.4% decline in the cost of mobile handsets and accessories to R$237 million in 2008 from R$255 million in 2007, primarily due to the decline in the number of mobile handsets sold as a result of our strategy of reducing subsidies offered on the sale of mobile handsets and focusing on selling SIM cards independently of mobile handsets to the pre-paid segment in an effort to reduce customer-acquisition costs; and

•

a 16.3% decline in connection means costs to R$90 million in 2008 from R$107 million in 2007, primarily due to the decline in our use of third-party network infrastructure as a result of the expansion of our own network.

The effects of these increases were partially offset by:

•

a 13.6% increase in depreciation and amortization costs to R$364 million in 2008 from R$321 million in 2007, primarily as a result of (1) the growth in our property, plant and equipment as a result of the expansion of our mobile network, and (2) increased amortization costs related to our acquisition of 3G radio frequency licenses during 2008; and

•

a 25.5% increase in Taxa de Fiscalização de Telecomunicações, or FISTEL, fees, which are imposed by ANATEL on providers of telecommunications services for the inspection of switching stations and mobile terminals, to R$59 million in 2008 from R$47 million in 2007, primarily as a result of the increase in the size of our mobile customer base and the number of switching stations in our network in 2008.

The gross profit of our mobile services segment increased by 72.9% to R$370 million in 2008 from R$214 million in 2007. As a percentage of net operating revenue of this segment, gross profit increased to 19.7% in 2008 from 12.3% in 2007.

Cost of Goods Sold and Services Rendered of Our Internet Segment

Cost of goods sold and services rendered of our internet segment declined by 1.8% in 2008. The gross profit of our internet segment increased by 4.0% to R$337 million in 2008 from R$324 million in 2007. As a percentage of net operating revenue of this segment, gross profit increased to 86.2% in 2008 from 85.5% in 2007.

Cost of Goods Sold and Services Rendered of Our Call Center Segment

Cost of goods sold and services rendered of our call center segment increased by 931.2% in 2008, principally due to our recording the cost of goods sold and services rendered of this segment for the full year of 2008 as compared to approximately one month in 2007. The gross profit of our call center segment increased to R$19 million in 2008 from R$0.3 million in 2007. As a percentage of net operating revenue of this segment, gross profit increased to 8.3% in 2008 from 1.8% in 2007.

Gross Profit

As a result of the foregoing, our consolidated gross profit increased by 8.8% to R$5,088 million in 2008 from R$4,676 million in 2007. As a percentage of net operating revenue, gross profit increased to 45.0% in 2008 from 42.3% in 2007.

Operating Expenses

Selling Expenses

Fixed-Line and Data Transmission Services Segment

Selling expenses of our fixed-line and data transmission services segment increased by 6.0% in 2008, principally due to:

•

a 14.8% increase in provision for doubtful accounts to R$309 million in 2008 from R$269 million in 2007, primarily as a result of (1) the increase in the percentage of our accounts receivable that we record as a provision based on an increase in the rate of delinquency of our fixed-line customers in the second half of 2008, and (2) the decrease in the recovery of written-off accounts receivable during our end of year collection campaign in 2008 as compared to 2007, which resulted in an increase in our provision for doubtful accounts as a percentage of gross operating revenue of this segment to 2.1% in 2008 from 1.9% in 2007;

•

a 8.3% increase in personnel expenses to R$187 million in 2008 from R$172 million in 2007, primarily as a result of an increase in employee profit sharing expenses as a result of our improved results and increases in wages and benefits payable under our collective bargaining agreements; and

•

a 13.2% increase in call center expenses to R$180 million in 2008 from R$159 million in 2007, primarily as a result of an increase in the number of workstations in order to comply with new Brazilian legal requirements that became effective at the end of 2008.

As a percentage of net operating revenues of this segment, selling expenses increased to 9.6% in 2008 from 9.2% in 2007.

Mobile Services Segment

Selling expenses of our mobile services segment increased by 15.7% in 2008, principally due to:

•	a 165.3% increase in materials expenses to R$87 million in 2008 from R$33 million in 2007, primarily as a result of an increase in materials expenses related to the launch of our 3G services;

•	a 45.9% increase in marketing expenses to R$76 million in 2008 from R$52 million in 2007, primarily due to expenses relating to advertising campaigns featuring our 3GMais and Pluri services; and

•

a 20.4% increase in sales commission to R$103 million in 2008 from R$86 million in 2007, primarily to incentivize retailers to promote sales of our SIM cards following our adoption of a strategy to reduce subsidies offered on the sale of our mobile handsets and focus on selling SIM cards independently of mobile handsets.

The effects of these increases were partially offset by a 27.3% decline in provision for doubtful accounts to R$47 million from R$65 million, primarily as a result of the decline in the percentage of our accounts receivable that we record as a provision based on the improved payment history of our post-paid mobile customer base.

As a percentage of net operating revenues of this segment, selling expenses increased to 27.9% in 2008 from 26.0% in 2007.

Internet Services Segment

Selling expenses of our internet services segment declined by 3.4% in 2008, principally due to a 24.0% decrease in marketing costs to R$34 million in 2008 from R$45 million in 2007 as a result of a reduction of the promotional campaigns and advertising conducted by this segment. As a percentage of net operating revenues of this segment, selling expenses declined to 67.5% in 2008 from 72.3% in 2007.

Call Center Segment

Selling expenses of our call center segment were R$8 million in 2008. This segment did not incur selling expenses in 2007. As a percentage of net operating revenues of this segment, selling expenses represented 3.3% in 2008.

General and Administrative Expenses

Fixed-Line and Data Transmission Services Segment

General and administrative expenses of our fixed-line and data transmission services segment increased by 2.6% in 2008, principally due to:

•

a 4.8% increase in expenses for third-party services to R$514 million in 2008 from R$490 million in 2007, principally due to (1) a R$19 million increase in collection services expenses; (2) a R$15 million increase in printing expenses, and (3) a R$9 million increase in expenses for co-billing of our customers, the effects of which were partially offset by a R$30 million decline in call center expenses.

•

a 14.3% increase in consulting and legal expenses to R$219 million in 2008 from R$192 million in 2007, primarily as a result of expenses incurred in relation to the settlement of several legal disputes related to the acquisition of our control by Telemar; and

•

a 19.4% increase in personnel expenses to R$229 million in 2008 from R$192 million in 2007, primarily due to an increase in employee profit sharing expenses as a result of our improved results and increases in wages and benefits payable under our collective bargaining agreements.

The effects of these increases were partially offset by a 15.6% decline in depreciation expenses to R$221 million in 2008 from R$261 million in 2007, primarily due to the increase in the amount of the property, plant and equipment of this segment that has been fully depreciated.

As a percentage of net operating revenues of this segment, general and administrative expenses increased to 12.2% in 2008 from 12.1% in 2007.

Mobile Services Segment

General and administrative expenses of our mobile services segment increased by 50.8% in 2008, primarily due to (1) a 237.0% increase in depreciation expenses to R$58 million in 2008 from R$17 million in 2007, principally due to the increase in the property, plant and equipment of this segment as a result of the expansion of our mobile network and the launch of our 3G services, and (2) a 156.0% increase in personnel expenses to R$22 million in 2008 from R$8 million in 2007, principally due to an increase in employee profit sharing expenses as a result of our improved results and increases in wages and benefits payable under our collective bargaining agreements.

As a percentage of net operating revenues of this segment, general and administrative expenses increased to 7.2% in 2008 from 5.2% in 2007.

Internet Services Segment

General and administrative expenses of our internet services segment increased by 9.7% in 2008, principally due to a 33.6% increase in third-party services costs to R$30 million in 2008 from R$23 million in 2007 as a result of the acquisition of new services from our content providers. As a percentage of net operating revenues of this segment, general and administrative expenses increased to 19.4% in 2008 from 18.2% in 2007.

Call Center Segment

General and administrative expenses of our call center segment increased by 78.6% in 2008, principally as a result of our recording of general and administrative expenses of this segment for the full year of 2008 as compared to approximately one month in 2007. As a percentage of net operating revenues of this segment, general and administrative expenses declined to 7.9% in 2008 from 48.8% in 2007.

Other Operating Expenses

Other operating expenses, net declined by 7.0% in 2008, primarily due to:

•

R$170 million that we recorded in 2008 as receivables from settlement of litigation relating to payments made to us in connection with the settlement of outstanding litigation with our former controlling shareholders;

•

a 66.7% increase in recoverable taxes and expenses to R$145 million in 2008 from R$87 million in 2007, primarily as a result of the reversal of a provision relating to ICMS tax on value-added internet access services; and

•

a 32.4% increase in income from penalties, net to R$103 million in 2008 from R$78 million in 2007, primarily as a result of a decrease of R$28 million in penalties paid by us relating to the termination of contracts in 2008 compared to 2007.

The effects of these factors were partially offset by:

•

a 9.4% increase in provision for contingencies, net of reversals, to R$711 million in 2008 from R$650 million in 2007, primarily as a result of an increase in provisions related to labor, tax and civil contingencies;

•

a 67.7% increase in taxes (other than taxes on gross revenues, Corporate Income Tax (Imposto de Renda de Pessoa Jurídica), or IRPJ, and Social Contribution on Net Profits (Contribuição Social sobre Lucro Líquido), or CSLL) to R$146 million in 2008 from R$87 million in 2007, primarily due to (1) our recording R$38 million of non-recoverable ICMS taxes in 2008, and (2) our recording PIS and COFINS taxes of R$16 million on the amount of our settlement of outstanding litigation with our former controlling shareholders; and

•	R$35 million of losses on investments in 2008 relating to equity interests in our subsidiaries, as compared to no losses on investments in 2007.

Operating Income

As a result of the foregoing, our consolidated operating income increased by 35.5% to R$1,853 million in 2008 from R$1,368 million in 2007. As a percentage of net operating revenue, operating income increased to 16.4% in 2008 from 12.4% in 2007.

Fixed-Line and Data Transmission Services Segment

The operating income of our fixed-line and data transmission services segment increased by 23.3% to R$2,154 million in 2008 from R$1,747 million in 2007. As a percentage of the net operating revenues of this segment, operating income increased to 21.8% in 2008 from 18.0% in 2007.

Mobile Services Segment

The operating loss of our mobile services segment declined by 16.2% to R$248 million in 2008 from R$296 million in 2007. As a percentage of the net operating revenues of this segment, operating loss declined to 13.2% in 2008 from 16.9% in 2007.

Internet Services Segment

The operating loss of our internet services segment declined by 40.5% to R$44 million in 2008 from R$74 million in 2007. As a percentage of the net operating revenues of this segment, operating loss declined to 11.3% in 2008 from 19.5% in 2007.

Call Center Segment

The operating loss of our call center segment declined by 10.0% to R$9 million in 2008 from R$10 million in 2007. As a percentage of the net operating revenues of this segment, operating loss declined to 3.7% in 2008 from 47.0% in 2007.

Financial Expenses, Net

Financial Income

Financial income increased by 59.9% to R$697 million in 2008 from R$436 million in 2007, primarily due to an increase of R$265 million in interest and monetary exchange on other assets principally as a result of the increase in legal deposits.

Financial Expenses

Financial expenses, without giving effect to interest on shareholders’ equity, increased by 36.6% to R$971 million in 2008 from R$711 million in 2007, primarily due to the effects of exchange rate variations on our indebtedness. In 2008, the real depreciated by 31.9% against the U.S. dollar and by 63.0% against the Japanese Yen, which resulted in a R$177 million increase in our interest expenses.

Income Tax and Social Contribution

The composite corporate statutory income tax and social contribution rate was 34% in each of 2007 and 2008. Income tax and social contribution expense increased by 87.1% in 2008, principally as a result of a 44.5% increase in income before taxes and minority interest to R$1,579 million in 2008 from R$1,093 million in 2007. Our effective tax rate was 34.7% in 2008 as compared to 26.6% in 2007. The higher effective tax rate in 2008 was principally the result of permanent additions, including (1) an increase in non-deductible fines and donations to R$70 million in 2008 from R$6 million in 2007, (2) losses on investments of R$14 million recorded in 2008 and (3) an increase in other non-deductible expenses to R$28 million in 2008 from R$12 million in 2007.

Minority Interest

Minority interest increased by 1.1% in 2008, primarily as a result of minority shareholders’ interest in the improved results of operations of our subsidiary Internet Group (Cayman) Ltd. in 2008.

Net Income

Our consolidated net income increased by 28.8% to R$1,030 million in 2008 from R$800 million in 2007. As a percentage of net operating revenue, net income increased to 9.1% in 2008 from 7.2% in 2007.

Year Ended December 31, 2006 compared with year ended December 31, 2007

The following table sets forth the components of our net income, as well as the percentage change from the prior year, for the years ended December 31, 2006 and 2007.

	Year Ended December 31,
	2006	2007		% Change
	(millions of reais, except percentages)
Gross operating revenues	15,111	R$	15,997	5.9
Taxes and deductions	(4,815)		(4,938)	2.6

Net operating revenues	10,296		11,059	7.4
Cost of goods sold and services rendered	(6,465)		(6,383)	(1.3)

Gross profit	3,831		4,675	22.0
Operating expenses
Selling expenses	(1,471)		(1,485)	1.0
General and administrative expenses	(1,274)		(1,319)	3.5
Other operating income (expenses), net	(231)		(504)	117.9

Operating income before net financial expenses	855		1,368	59.9
Net financial expenses(1)	(312)		(275)	(12.1)

Income before taxes and minority interest(1)	543		1,093	101.3
Income tax and social contribution	(101)		(295)	190.6
Minority interest	3		2	(37.4)

Net income	444		800	80.0

(1)	Excludes the effect of interest on shareholders’ equity of R$350 million in 2007 and R$324 million in 2006.

Operating Revenues

Gross operating revenues increased by 5.9% in 2007, due to a 36.7% increase in gross operating revenues of our mobile services segment, a 1.9% increase in gross operating revenues of our fixed-line and data transmission services segment, and a 30.3% increase in gross operating revenues of our internet segment, as discussed below. Gross operating revenues generated by intersegment sales, which are eliminated in the consolidation of our financial statements, increased by 23.0% in 2008.

Net operating revenues increased by 7.4% in 2007, due to a 40.0% increase in net operating revenues of our mobile services segment, a 3.3% increase in net operating revenues of our fixed-line and data transmission services segment and a 27.1% increase in net operating revenues of our internet services segment. Net operating revenues generated by intersegment sales, which are eliminated in consolidation of our financial statements, increased by 17.5% in 2007.

Operating Revenue of Our Fixed-Line and Data Transmission Services Segment

The following table sets forth the components of the gross and net operating revenues of our fixed-line and data transmission services segment, as well as the percentage change from the prior year, for the years ended December 31, 2006 and 2007.

	Year Ended December 31,
	2006	2007	% Change
	(in millions of reais, except percentages)
Local services:
Monthly subscription fees	3,517	3,536	0.5
Metered services	1,386	1,106	(20.2)
Fixed-line to mobile calls (VC1)	1,964	1,882	(4.2)
Other revenues	74	47	(36.2)

	6,941	6,571	(5.3)
Long-distance services:
Fixed-line to mobile calls (VC2 and VC3)	1,290	1,544	19.7
Intrasectorial	879	864	(1.8)
Intersectorial	303	264	(12.6)
Interregional	260	241	(7.4)
International	45	44	(3.1)

	2,777	2,957	6.5
Other fixed-line services:
Pre-paid calling cards for public telephones	541	546	1.0
Additional services, intelligent network and advanced voice	368	396	7.5
Other	45	38	(16.0)

	954	980	2.7
Remuneration for the use of the fixed-line network:
Fixed-line to fixed-line network use	298	243	(18.4)
Mobile to fixed-line network use	192	178	(7.2)

	491	422	(14.0)
Data transmission services:
Asymmetric Digital Subscriber Line (ADSL)	1,033	1,278	23.7
Internet services	21	55	164.4
Transmission — EILD	422	462	9.5
Dedicated Line Service — SLD	293	397	35.6
IP services	319	482	50.8
Switching packs and frame relay	201	202	0.1
Other services	201	105	(47.3)

	2,490	2,981	19.7

Total gross operating revenue	13,653	13,911	1.9
Value-added and other indirect taxes	(3,927)	(3,898)	(0.7)
Discounts and returns	(307)	(280)	(8.9)

Net operating revenue	9,419	9,733	3.3

Gross operating revenues of our fixed-line and data transmission services segment increased by 1.9% in 2007, principally due to:

•	a 19.7% increase in gross operating revenues from data transmission services;

•	a 6.5% increase in gross operating revenue from long-distance services; and

•	a 2.7% increase in gross operating revenues from other fixed-line services.

The effects of these increases were offset by:

•	a 5.3% decline in gross operating revenues from local services; and

•	a 14.0% decline in gross operating revenue from remuneration for the use of our fixed-line network.

Gross Operating Revenues from Local Services

Gross operating revenues from local fixed-line services declined by 5.3% in 2007, primarily due to a 20.2% decline in gross operating revenues from metered services and a 4.2% decline in gross operating revenues from local fixed-to-mobile calls.

Metered Services

Gross operating revenues from metered services charges declined by 20.2% in 2007, principally as a result of (1) the migration of local traffic origination to mobile handsets as callers take advantage of mobile plans and promotions under which mobile service providers offer mobile-to-mobile minutes within their networks at rates that are lower than a fixed-to-mobile minute, and (2) the decline in usage of our local fixed-line services to establish internet connections as our fixed-line customers migrated from dial-up connections to the use of our broadband service.

As a result of the conversion from pulses to minutes in July 2007, the volume of metered services is not comparable between 2007 and 2006. Total billed minutes, which are the number of local minutes that exceed the monthly allowance under a customer’s service plan, were 5.4 billion during the last five months of 2007 and total billed pulses were 3.0 billion during the first seven months of 2007. Total billed pulses were 8.8 billion in 2006. Based on our usage profile, pulses under our basic residential, non-residential and alternative plans represented approximately 1.7, 1.5 and 4.0 minutes of call time, respectively. We implemented a rate increase for billed pulses of 2.14% in July 2007.

Local Fixed-to-Mobile Calls

Gross operating revenues from local fixed-to-mobile calls, which are charged at the VC1 rate, declined by 4.2% in 2007, principally due to a 3.9% decline in the total number of local fixed-to-mobile minutes to 2.8 billion in 2007 from 2.9 billion in 2006, as our fixed-line customers opted to take advantage of mobile service plans offered by mobile services providers under which the charge for a mobile-to-mobile minute is less than the charge for a fixed-to-mobile minute. The effects of this decline were partially offset by an increase in the VC1 rate of 3.29% that was implemented in July 2007. The average number of monthly local fixed-to-mobile minutes for our fixed lines in services increased by 7.2% in 2007.

Gross Operating Revenues from Long-Distance Services

Gross operating revenues from long-distance services increased by 6.5% in 2007, primarily due to a 19.7% increase in gross operating revenues from long-distance calls originating or terminating on mobile devices. The effects of this increase were partially offset by (1) a 12.6% decline in gross operating revenues from fixed-to-fixed intersectorial long-distance calls, and (2) a 7.4% decline in gross operating revenues from fixed-to-fixed interregional long-distance calls.

Long-Distance Calls Originating or Terminating on Mobile Devices

Gross operating revenues from long-distance calls originating or terminating on mobile devices, which are charged at the VC2 or VC3 rate, increased by 19.7% in 2007, principally as a result of:

•

a 10.6% increase in the total number of long-distance minutes that were charged at the VC2 rate to 693.2 million in 2007 from 626.7 million in 2006, principally due to increased use of value-added services;

•

a 31.6% increase in the total number of long-distance minutes that were charged at the VC3 rate to 550.9 million in 2007 from 418.4 million in 2006, principally due to increased use of value-added services; and

•	increases in the VC2 and VC3 rates of 7.99% and 2.88% that were implemented in March 2006 and July 2007, respectively.

Fixed-to-Fixed Long-Distance

Gross operating revenues from intersectorial and interregional long-distance calls originated and terminated on a fixed-line terminal, which are charged at long-distance rates regulated in accordance with the distance separating callers, declined by 12.6% and 7.4%, respectively, in 2007 principally as a result of:

•	a 4.8% increase in the number of subscribers to alternative long-distance plans in 2007 under which these subscribers paid lower rates for our intersectorial and interregional services; and

•	a 5.8% decline in the total number of intersectorial long-distance minutes to 2.8 billion in 2007 from 2.9 billion in 2006.

The effects of these factors were partially offset by (1) an increase in our regulated long-distance rates of 3.29% that was implemented in July 2007, and (2) a 3.0% increase in the total number of interregional long-distance minutes to 724 million in 2007 from 703 million in 2006.

Gross Operating Revenue from Other Fixed-Lines Services

Gross operating revenues from other fixed-line services increased by 2.7% in 2007, primarily as a result of (1) a 7.5% increase in gross operating revenue from additional services, intelligent network services and advanced voice services, and (2) a 1.0% increase in gross operating revenue from the sale of pre-paid calling cards for use in public telephones.

Gross operating revenues from additional services, intelligent network services and advanced voice services increased principally as a result of our promotional offers and customer retention programs.

Gross operating revenue from the sale of pre-paid calling cards for use in public telephones increased principally due to a rate increase for public phone usage of 2.14% that was implemented in July 2007. The effects of this increase were partially offset by a 2.2% decline in the number of public phone credits used to 5.2 billion in 2007 from 5.3 billion in 2006, primarily due to customers substituting usage of mobile handsets for usage of public phones as a result of promotions by mobile service providers to the pre-paid segment, including bonus calls and pre-paid card recharges at reduced rates.

Gross Operating Revenues from Remuneration for the Use of the Fixed-Line Network

Gross operating revenues from remuneration for the use of the fixed-line network declined by 14.0% in 2007 as a result of:

•

an 18.4% decline in interconnection fees paid to us for completing calls on our fixed-line network that were originated on the networks of other fixed-line service providers, primarily as a result of a 20.0% reduction of our TU-RL and TU-RIU rates imposed by ANATEL that became effective on January 1, 2007.

•

a 7.2% decline in revenue from interconnection fees paid to us for completing calls on our fixed-line network that were originated on the networks of mobile service providers, primarily due to the reduction of our TU-RL and TU-RIU rates.

Of our gross operating revenues from remuneration for the use of the fixed-line network, 15.2% in 2007 and 9.9% in 2006 represented interconnection fees paid by Brasil Telecom Mobile for the use of our fixed-line network to complete mobile-to-fixed calls and was eliminated in the consolidation of our financial statements.

Gross Operating Revenues from Data Transmission Services

Gross operating revenues from data transmission services increased by 19.7% in 2007, principally due to (1) a 23.7% increase in gross operating revenue from ADSL subscriptions, and (2) a 50.8% increase in gross operating revenue from IP services. Of our gross operating revenues from EILD services, 3.5% in 2007 and 3.7% in 2006 represented fees paid by Brasil Telecom Mobile for EILD services and was eliminated in the consolidation of our financial statements.

Gross operating revenues from ADSL subscriptions increased in 2007 primarily due to (1) the 19.0% increase in the number of ADSL subscriptions to 1.6 million at December 31, 2007 from 1.3 million at December 31, 2006 as a result of our continued focus on increasing penetration of our ADSL services in our local fixed-line subscriber base, and (2) the 6.6% increase in average gross revenues per line generated by ADSL subscriptions to R$71.70 in 2007 from R$67.10 in 2006. As of December 31, 2007, our ADSL customer base represented 19.5% of our total fixed lines in service as compared to 15.7% as of December 31, 2006.

IP services consist of dedicated and dial-up internet access for ISPs, as well as VPN services that enable companies to establish intranets and extranets. Gross operating revenues from IP services increased in 2007 primarily due to the increased demand for these services from our new corporate customers.

Charges Against Gross Operating Revenues

Value-Added and Other Indirect Taxes

Value-added and other taxes on our fixed-line and data transmission services declined by 0.7% in 2007, primarily reflecting the decline in the gross operating revenue of our fixed-line and data transmission services segment in 2008 and the change in revenue mix, as fewer taxes or lower tax rates apply to some of our services, such as interconnection services.

Discounts

Discounts on our fixed-line and data transmission services declined by 8.9% in 2007, primarily as a result of a decrease in discounts to our ADSL subscribers that had subscribed to our services for longer than a specified period of time.

Net Operating Revenues

As a result of the foregoing, net operating revenues of our fixed-line and data transmission services segment increased by 3.3% to R$9,733 million in 2007 from R$9,419 million in 2006.

Operating Revenue of Our Mobile Services Segment

The following table sets forth the components of the gross and net operating revenues of our mobile services segment, as well as the percentage change from the prior year, for the years ended December 31, 2006 and 2007.

	Year Ended December 31,
	2006	2007	% Change
	(in millions of reais, except percentages)
Mobile telephone services:
Monthly subscription fees	305	434	42.0
Utilization	418	562	34.5
Value-added services	103	104	1.4
Sale of handsets and accessories	286	271	(5.5)
Roaming	13	16	20.7
Other	30	27	(8.7)

	Year Ended December 31,
	2006	2007	% Change
	(in millions of reais, except percentages)
	1,156	1,414	22.3
Remuneration for the use of the mobile network:	633	1,032	62.9

Total gross operating revenue	1,789	2,446	36.7
Value-added and other indirect taxes	(317)	(392)	23.7
Discounts and returns	(225)	(308)	37.0

Net operating revenue	1,247	1,746	40.0

Gross operating revenues of our mobile services segment increased by 40.0% in 2007, due to a 62.9% increase in remuneration for the use of our mobile network and a 22.3% increase in gross operating revenues from mobile telephone services.

Gross Operating Revenues from Mobile Services

Gross operating revenue from mobile services increased by 22.3% in 2007, principally due to:

•

a 34.5% increase in gross operating revenue from billed minutes, primarily as a result of (1) the 26.2% increase in the number of our mobile customers to 4.3 million at December 31, 2007 from 3.4 million at December 31, 2006, and (2) rate increases for our billed minutes that reflected increases in inflation of 3.20% in 2006 and 3.17% in 2007, as measured by the IST; and

•

a 42.0% increase in gross operating revenue from monthly subscription fees, primarily due to (1) the increase in the number of subscribers to our post-paid plans, and (2) rate increases for our post-paid plans that reflected increases in inflation of 3.20% in 2006 and 3.17% in 2007, as measured by the IST.

The number of our pre-paid mobile customers increased by 43.0% in 2007 to 3.4 million at December 31, 2007 from 2.4 million at December 31, 2006, primarily as a result of the success of our marketing campaigns designed to attract pre-paid customers and to encourage the migration of mobile subscribers of our hybrid plans to our pre-paid plans. As of December 31, 2007, pre-paid customers represented 79.9% of our mobile customer base. The number of subscribers to our post-paid mobile plans declined by 13.9% in 2007 to approximately 855,800 at December 31, 2007 from approximately 993,800 at December 31, 2006, primarily as a result of the migration of mobile subscribers of our hybrid plans, which were classified as post-paid customers, to our pre-paid plans. As of December 31, 2007, post-paid customers represented 20.1% of our mobile customer base. Our monthly average revenue per user (calculated based on the total revenue for the year divided by the monthly average customer base for the year divided by 12) declined by 6.4% to R$34.60 in 2007 from R$37.00 in 2006.

Gross Operating Revenues from Remuneration for the Use of the Mobile Network

Gross operating revenues from remuneration for the use of the mobile network increased by 62.9% in 2007 as a result of (1) the impact of the transition to the “full billing” system for interconnection fees, which was in effect for all of 2007 and only five-and-one-half months in 2006, (2) the 26.2% increase in the number of our mobile customers during 2007 resulting in an increase in the number of minutes terminated on our mobile network, and (3) an increase in our VU-M rates of 1.97% that was implemented in July 2007.

Of our gross operating revenues from remuneration for the use of the mobile network, 39.5% in 2007 and 52.6% in 2006 represented interconnection fees paid by Brasil Telecom for the use of Brasil Telecom Mobile’s fixed-line network to complete fixed-to-mobile calls and was eliminated in the consolidation of our financial statements.

Charges Against Gross Operating Revenues

Value-Added and Other Indirect Taxes

Value-added and other taxes on our mobile services increased by 23.7% in 2007, primarily reflecting the growth in the gross operating revenue of our mobile services segment in 2007.

Discounts

Discounts on our mobile services increased by 37.0% in 2007, primarily as a result of the 43.0% increase in our pre-paid customer base and our crediting these customers with minutes of network usage under a promotional program in which we offered free minutes of network usage based on the volume of incoming calls received by a pre-paid customer.

Net Operating Revenues

As a result of the foregoing, net operating revenues of the mobile services segment increased by 40.0% to R$1,746 million in 2007 from R$1,247 million in 2006.

Operating Revenue of Our Internet Services Segment

The following table sets forth the components of the gross and net operating revenues of our internet services segment, as well as the percentage change from the prior year, for the years ended December 31, 2006 and 2007.

	Year Ended December 31,
	2006	2007	% Change
	(in millions of reais, except percentages)
Gross operating revenues	342	446	30.3
Value-added and other indirect taxes	(43)	(62)	47.1
Discounts and returns	—	(4)

Net operating revenue	299	380	26.7

Gross operating revenues of our internet services segment increased by 26.7% in 2007, due to (1) an increase in the number of monthly subscriptions for content, and (2) an increase in marketing and advertising revenues. Value-added and other taxes on our internet services increased by 47.1% in 2007. Discounts offered on our internet services were R$4 million in 2007; we did not offer discounts on these services in 2006. As a result of the foregoing, net operating revenues of the internet services segment increased by 26.7% to R$380 million in 2007 from R$299 million in 2006.

Cost of Goods Sold and Services Rendered

Cost of goods sold and services rendered declined by 1.2% in 2007, principally due to a 4.9% decline in cost of goods sold and serviced rendered of our fixed-line and data transmission services segment and a 62.1% decline in cost of goods sold and serviced rendered of our internet services segment, the effects of which were partially offset by a 30.2% increase in cost of goods sold and services rendered of our mobile services segment, as discussed below.

Of the costs of goods sold and services rendered of our fixed-line and data transmission services segment, 7.4% in 2007 and 5.8% in 2006 represented interconnection fees paid by Brasil Telecom for the use of Brasil Telecom Mobile’s mobile network to complete fixed-to-mobile calls. These fees were eliminated in the consolidation of our financial statements.

Of the costs of goods sold and services rendered of our mobile services segment, 11.0% in 2007 and 9.3% in 2006 represented (1) interconnection fees paid by Brasil Telecom Mobile for the use of Brasil Telecom’s fixed-line network to complete mobile-to-fixed calls, and (2) fees paid by Brasil Telecom Mobile for EILD services. These fees were eliminated in the consolidation of our financial statements.

The following table sets forth the components of our cost of goods sold and services rendered, as well as the percentage change from the prior year, for the years ended December 31, 2006 and 2007.

	Year Ended December 31,
	2006	2007	% Change
	(in millions of reais, except percentages)
Interconnection	2,115	2,319	9.6
Depreciation	2,307	2,034	(11.8)
Network maintenance	672	677	0.7
Rental and insurance	348	314	(9.9)
Third-party services	239	257	7.5
Personnel	192	183	(4.7)
Materials	72	70	(2.8)
Costs of handsets and accessories	295	255	(13.6)
Concession contract renewal fee	67	69	3.0
Other costs of services rendered	158	204	29.1

Total cost of goods sold and services rendered	6,465	6,383	(1.3)

Cost of Goods Sold and Services Rendered of Our Fixed-Line and Data Transmission Services Segment

Cost of goods sold and services rendered of our fixed-line and data transmission services segment declined by 4.5% in 2007, principally due to a 15.4% decline in depreciation costs to R$1,702 million in 2007 from R$2,011 million in 2006, primarily as a result of the increase in the amount of the property, plant and equipment of this segment that has been fully depreciated. The effects of this decline were partially offset by a 25.9% increase in connection means costs to R$223 million in 2007 from R$178 million in 2006, primarily as a result of increased costs for EILD services.

The gross profit of our fixed-line and data transmission services segment increased by 16.3% to R$4,245 million in 2007 from R$3,650 million in 2006. As a percentage of net operating revenue of this segment, gross profit increased to 43.6% in 2007 from 38.7% in 2006.

Cost of Goods Sold and Services Rendered of Our Mobile Services Segment

Cost of goods sold and services rendered of our mobile services segment increased by 30.2% in 2007, principally due to:

•

a 105.5% increase in interconnection costs to R$591 million in 2007 from R$288 million in 2006, primarily as a result of (1) the impact of the transition to the “full billing” system for interconnection fees, which was in effect for all of 2007 and only five-and-one-half months in 2006, and (2) the 26.2% increase in the number of our mobile customers which resulted in an increase in the total number of minutes used by our mobile customers to make calls to customers of other mobile providers for which we pay interconnection fees at the VU-M rate, and (3) an increase in the VU-M rates of these mobile services providers that were implemented in July 2007; and

•

a 15.1% increase in depreciation and amortization costs to R$321 million in 2007 from R$278 million in 2006, primarily as a result of the growth in our property, plant and equipment as a result of the expansion of our mobile network.

The effects of these increases were partially offset by a 13.3% decline in the cost of mobile handsets and accessories to R$255 million in 2007 from R$295 million in 2006, primarily due to the appreciation of the real against the U.S. dollar and the Japanese yen, the principal currencies in which we pay for our mobile handsets, the effects of which were partially offset by an increase in the number of handsets sold.

The gross profit of our mobile services segment increased by 200.5% to R$214 million in 2007 from R$71 million in 2006. As a percentage of net operating revenue of this segment, gross profit increased to 12.3% in 2007 from 5.7% in 2006.

Cost of Goods Sold and Services Rendered of Our Internet Segment

Cost of goods sold and services rendered of our internet segment declined by 62.3% in 2007, principally as a result of the reclassification of rental and insurance expenses that were previously recorded in costs of goods sold and services rendered to selling expenses. The gross profit of our internet segment increased by 111.8% to R$324 million in 2007 from R$153 million in 2006. As a percentage of net operating revenue of this segment, gross profit increased to 85.5% in 2007 from 51.4% in 2006.

Gross Profit

As a result of the foregoing, our consolidated gross profit increased by 22.0% to R$4,675 million in 2007 from R$3,831 million in 2006. As a percentage of net operating revenue, gross profit increased to 42.3% in 2007 from 37.2% in 2006.

Operating Expenses

Selling Expenses

Fixed-Line and Data Transmission Services Segment

Selling expenses of our fixed-line and data transmission services segment declined by 9.0% in 2007, principally due to:

•

a 17.3% decline in provision for doubtful accounts to R$269 million in 2007 from R$325 million in 2006, primarily as a result of our continued focus on measures to control bad debt, such as the introduction of alternative plans to mitigate credit risk, which resulted in a decrease in our provision for doubtful accounts as a percentage of gross operating revenues of this segment to 1.9% in 2007 from 2.4% in 2006;

•

a 24.9% decline in call center expenses to R$159 million in 2007 from R$211 million in 2006, primarily due to the consolidation of our call center structure by merging our 30 pre-existing sites into five sites (Goiânia, Campo Grande, Florianópolis, Brasília and Curitiba);

•	a 29.7% decline in sales commissions to R$53 million in 2007 from R$76 million in 2006, primarily due to the decline in the number of new customers of this segment in 2007; and

•

a 10.2% decline in personnel expenses to R$172 million in 2007 from R$192 million in 2006, primarily due to the reduction in the size of the workforce in this segment which we announced in February 2006 and which resulted in non-recurring severance expenses in 2006.

As a percentage of net operating revenues of this segment, selling expenses declined to 9.2% in 2007 from 10.5% in 2006.

Mobile Services Segment

Selling expenses of our mobile services segment increased by 5.0% in 2007, principally due to:

•

a 50.1% increase in provision for doubtful accounts to R$65 million in 2007 from R$43 million in 2006, primarily as a result of the increased rate of delinquency of subscribers to our hybrid plans which led to an increase in the percentage of our accounts receivable that we record as a provision;

•	a 58.6% increase in materials expenses to R$33 million in 2007 from R$21 million in 2006, primarily as a result of an increase in materials expenses related to promotional activities; and

•

a 19.7% increase in personnel expenses to R$61 million in 2007 from R$51 million in 2006, primarily as a result of an increase in employee profit sharing expenses as a result of our improved results and increases in wages and benefits payable under our collective bargaining agreements.

The effects of these increases was partially offset by (1) a 16.3% decline in call center expenses to R$44 million in 2007 from R$53 million in 2006, primarily as a result of the consolidation of our call center structure by merging our 30 pre-existing sites into five sites, and (2) an 8.9% decline in sales commissions to R$86 million in 2007 from R$94 million in 2006, primarily as a result of the change in the mix of services subscribed to by our new customers towards pre-paid services under which we incur lower sales commissions.

As a percentage of net operating revenues of this segment, selling expenses declined to 26.0% in 2007 from 34.7% in 2006.

Internet Services Segment

Selling expenses of our internet services segment increased by 102.1% in 2007, principally due to the reclassification of rental and insurance expenses that were previously recorded in costs of goods sold and services rendered. As a percentage of net operating revenues of this segment, selling expenses increased to 72.3% in 2007 from 45.3% in 2006.

General and Administrative Expenses

Fixed-Line and Data Transmission Services Segment

General and administrative expenses of our fixed-line and data transmission services segment increased by 4.4% in 2007, principally due to (1) a 5.2% increase in expenses for third-party services to R$490 million in 2007 from R$466 million in 2006, principally due an increase in expenses under information technology contracts, and (2) a 2.4% increase in personnel expenses to R$179 million in 2007 from R$175 million in 2006, principally due an increase in employee profit sharing expenses as a result of our improved results and increases in wages and benefits payable under our collective bargaining agreements. As a percentage of net operating revenues of this segment, general and administrative expenses increased to 12.1% in 2007 from 11.9% in 2006.

Mobile Services Segment

General and administrative expenses of our mobile services segment increased by 9.9% in 2007, primarily as a result of (1) a 438% increase in depreciation expenses to R$17 million in 2007 from R$3 million in 2006 as a result of the acquisition of information technology equipment in 2007, and (2) an 86.9% increase in consulting and legal services expenses to R$6 million in 2007 from R$3 million in 2006, principally due to an increase in expenses under information technology contracts. The effects of this increase were partially offset by a 52.2% decline in personnel expenses to R$8 million in 2007 from R$18 million in 2006, primarily as a result of synergies achieved through the integration of the management of our fixed-line and data transmission services segment and our mobile services segment. As a percentage of net operating revenues of this segment, general and administrative expenses declined to 5.3% in 2007 from 6.8% in 2006.

Internet Services Segment

General and administrative expenses of our internet services segment declined by 9.8% in 2007, principally due to non-recurring expenses recorded in 2006. As a percentage of net operating revenues of this segment, general and administrative expenses declined to 18.2% in 2007 from 25.6% in 2006.

Other Operating Expenses, Net

Other operating expenses, net increased by 117.9% in 2007, primarily due to:

•

a 33.4% increase in provision for contingencies, net of reversals, to R$650 million in 2007 from R$487 million in 2006, primarily as a result of reassessments of our tax, civil and labor contingencies in 2007;

•

a 51.4% decline in recoverable taxes and expenses to R$96 million in 2007 from R$197 million in 2006, primarily as a result of the effects of a non-recurring recovery of R$130 million in 2006 related to ICMS, PIS and COFINS;

•

a 212.4% increase in pension fund reserve contributions to R$90 million in 2007 from R$29 million in 2006, primarily as a result of lower returns realized by the BrTPrev Plan in 2007 on its investments;

•

a 69.1% decline in settlement payments in connection with disputes involving amounts owed as interconnection payments to and from other telecommunications companies to R$17 million in 2007 from R$54 million in 2006;

•

a 60.4% decline in reversal of allowance for losses on property, plant and equipment to R$20 million in 2007 from R$52 million in 2006, primarily as a result of a non-recurring reversal in 2006 relating to our submarine cables.

The effects of these factors were partially offset by R$81 million recorded in 2007 as pension fund expenses receivable – surplus, as a result of over-funding of contributions to pension plans, which surplus amounts will be used to make future contributions under our pension plan obligations.

Operating Income

As a result of the foregoing, our consolidated operating income increased by 59.9% to R$1,368 million in 2007 from R$855 million in 2006. As a percentage of net operating revenue, operating income increased to 12.4% in 2007 from 8.3% in 2006.

Fixed-Line and Data Transmission Services Segment

The operating income of our fixed-line and data transmission services segment increased by 26.8% to R$1,747 million in 2007 from R$1,378 million in 2006. As a percentage of the net operating revenues of this segment, operating income increased to 17.9% in 2007 from 14.6% in 2006.

Mobile Services Segment

The operating loss of our mobile services segment declined by 32.3% to R$296 million in 2007 from R$437 million in 2006. As a percentage of the net operating revenues of this segment, operating loss declined to 17.1% in 2007 from 35.0% in 2006.

Internet Services Segment

The operating loss of our internet services segment increased by 14.0% to R$74 million in 2007 from R$86 million in 2006. As a percentage of the net operating revenues of this segment, operating loss declined to 19.5% in 2008 from 28.8% in 2007.

Financial Expenses, Net

Financial Income

Financial income declined by 25.2% to R$436 million in 2007 from R$583 million in 2006, primarily due to a 41.5% decline in interest and monetary exchange on other assets to R$191 million in 2007 from R$326 million in 2006, principally as a result of a decline in monetary exchange on taxes recoverable and a decline in the average CDI rate to 11.8% per annum in 2007 compared 15.0% per annum in 2006.

Financial Expenses

Financial expenses, without giving effect to interest on shareholders’ equity, declined by 20.6% to R$711 million in 2007 from R$895 million in 2006, primarily due to a decline in the average CDI rate to 11.8% per annum in 2007 compared 15.0% per annum in 2006, and a decline in the average TJLP rate to 6.4% per annum in 2007 compared 7.9% per annum in 2006.

Income Tax and Social Contribution

The composite corporate statutory income tax and social contribution rate was 34% in each of 2006 and 2007. Income tax and social contribution expense increased by 190.6% in 2007, principally as a result of a 101.3% increase in income before taxes and minority interest to R$1,093 million in 2007 from R$543 million in 2006. Our effective tax rate was 26.6% in 2007 as compared to 16.9% in 2006. The higher effective tax rate in 2007 was principally the result of permanent additions, including (1) an increase in non-deductible contingences to R$17 million in 2007 from R$13 million in 2006 and (2) an increase in other non-deductible expenses to R$13 million in 2007 from R$2 million in 2006.

Minority Interest

Minority interest decreased by 37.4% in 2007, primarily as a result of minority shareholders’ interest in the lower results of operations of our subsidiary Internet Group (Cayman) Ltd. in 2007.

Net Income

Our consolidated net income increased by 80.2% to R$800 million in 2007 from R$444 million in 2006. As a percentage of net operating revenue, net income increased to 7.2% in 2007 from 4.3% in 2006.

Liquidity and Capital Resources

Our principal cash requirements consist of the following:

•	working capital requirements;

•	the servicing of our indebtedness;

•	capital expenditures related to investments in operations, expansion of our networks and enhancements of the technical capabilities and capacity of our networks;

•	dividends on our shares, including in the form of interest attributable to shareholders’ equity.

Unless our board of directors deems it inconsistent with our financial position, payment of dividends is mandatory under our bylaws and, consequently, may give rise to significant cash requirements in future periods.

Our principal sources of liquidity have traditionally consisted of the following:

•	cash flows from operating activities;

•	short-term and long-term borrowings; and

•	sales of debt securities in domestic and international capital markets.

During 2008, cash flow generated by operations was used primarily for investing activities, for working capital requirements and to service our outstanding debt obligations. At December 31, 2008, our consolidated cash and cash equivalents and other investments amounted to R$2,430 million. At December 31, 2008, we had working capital of R$1,348 million. We believe that our working capital is sufficient for our present requirements.

Projected Sources and Uses of Cash

We anticipate that we will be required to spend approximately R$3,328 million to meet our short-term contractual obligations and commitments and budgeted capital expenditures in 2009, and approximately R$7,353 million to meet our long-term contractual obligations and commitments and budgeted capital expenditures in 2010 and 2011. We expect that we will meet these cash requirements through a combination of cash generated from operating activities and cash generated by financing activities, including new debt financings and the refinancing of our existing indebtedness as it becomes due.

Cash Flow

Cash Flows from Operating Activities

Our primary source of operating funds is cash flow generated from our operations. Net cash provided by operating activities was R$3,055 million in 2008, R$3,135 million in 2007 and R$2,526 million in 2006. We consider cash flows provided by our operating activities to be sufficient for our expected cash requirements related to operations. However, we generally finance our investments in property, plant and equipment through the use of bank loans, vendor financing, capital markets and other forms of financing.

Cash Flows Used in Investing Activities

Investing activities used net cash of R$1,853 million in 2008, R$1,759 million in 2007 and R$2,632 million in 2006.

During 2008, investing activities for which we used cash primarily consisted of (1) escrow deposits of R$1,723 million, primarily related to provisions for labor, taxes and civil contingencies, and (2) investments of R$1,438 million in additions to property, plant and equipment, primarily related to the expansion of our data communications network and the implementation of regulatory projects to meet ANATEL’s requirements. In 2008, cash from investing activities reflected the reclassification of R$1,041 million of financial investments to cash and cash equivalents according to Brazilian Law 11,638/07.

During 2007, investing activities for which we used cash primarily consisted of (1) investments of R$1,318 million in additions to property, plant and equipment, primarily related to the expansion of our data communications network and the implementation of regulatory projects to meet ANATEL’s requirements, and (2) escrow deposits of R$871 million, primarily related to provisions for labor, taxes and civil contingencies. In 2007, cash from investing activities reflected the reclassification of R$4 million of financial investments according to Brazilian Law 11,638/07.

During 2006, investing activities for which we used cash primarily consisted of (1) investments of R$1,505 million in additions to property, plant and equipment, primarily related to expansion of our data communications network and the implementation of regulatory projects to meet ANATEL’s requirements, and (2) escrow deposits of R$287 million, primarily related to provisions for labor, taxes and civil contingencies.

Cash Flows from Financing Activities

Financing activities used net cash of R$307 million in 2008 and R$1,193 million in 2007, and provided net cash of R$152 million in 2006.

During 2008, our principal sources of borrowed funds consisted of:

•	R$400 million aggregate principal amount borrowed under a credit facility with BNDES that we entered into in November 2006;

•	R$259 million aggregate principal amount borrowed under a credit facility with BNDES that we entered into in February 2008; and

•	R$75 million aggregate principal amount borrowed under a financing agreement that we entered into in July 2008.

During 2008, we used cash (1) to pay dividends and interest on shareholders’ equity in the aggregate amount of R$685 million, and (2) to repay R$336 million of our outstanding long-term indebtedness.

During 2007, our principal sources of borrowed funds consisted of R$600 million aggregate principal amount borrowed under a credit facility with BNDES that we entered into in November 2006. During 2007, we used cash (1) to repay R$1,417 million of our outstanding long-term indebtedness, including R$500 million aggregate principal amount of our third issue of debentures, and (2) to pay dividends and interest on shareholders’ equity in the aggregate amount of R$352 million.

During 2006, our principal sources of borrowed funds consisted of R$1,096 million aggregate principal amount of nonconvertible debentures issued in June 2006 and R$800 million aggregate principal amount borrowed under a credit facility with BNDES that we entered into in November 2006. During 2006, we used cash (1) to repay R$1,063 million of our outstanding long-term indebtedness, and (2) to pay dividends and interest on shareholders’ equity in the aggregate amount of R$324 million.

Indebtedness and Financing Strategy

At December 31, 2008, our total outstanding indebtedness on a consolidated basis, excluding swap adjustments, was R$4,664 million, consisting of R$670 million of short-term indebtedness, all of which represented current portion of long-term indebtedness (or 14.4% of our total indebtedness), and R$3,993 million of long-term indebtedness (or 85.6% of our total indebtedness). At December 31, 2008, we had no indebtedness to related parties.

On a consolidated basis, excluding swap adjustments, our real-denominated indebtedness at December 31, 2008 was R$3,887 million (83.4% of our total indebtedness), and our foreign currency-denominated indebtedness was R$791 million (16.9% of our total indebtedness). At December 31, 2008, our real-denominated indebtedness bore interest at an average rate of 11.6% per annum, and our foreign currency denominated indebtedness bore interest at an average rate of 9.1% per annum for loans denominated in U.S. dollars, 2.9% per annum for loans denominated in Japanese Yen, and 13.4% for loans represented by the foreign currency basket of BNDES. At December 31, 2008, 87.5% of our debt bore interest at floating rates, including the effect of swap operations.

Our financing strategy has been to continue to extend the average maturity of our outstanding indebtedness, including by repaying short-term debt with the proceeds of long-term loans and long-term debt securities, to increase our liquidity levels and improve our strategic, financial and operational flexibility. Our financing strategy over the next several years involves maintaining adequate liquidity and a debt maturity profile that is compatible with our anticipated cash flow generation and anticipated capital expenditures. In addition, we do not expect our capital expenditures to affect adversely our debt leverage ratios or our disciplined approach to capital allocation.

Short-Term Indebtedness

Our consolidated short-term debt, consisting of the current portion of long-term loans and financings and debentures, was R$670 million at December 31, 2008. Under our financing policy, we generally do not incur short-term indebtedness, as we believe that our cash flows from operations generally will be sufficient to service our current liabilities.

Long-Term Indebtedness

The following table sets forth selected information with respect to our principal outstanding long-term debt instruments at December 31, 2008.

Instrument	Outstanding Principal Amount		Final Maturity
Debentures	R$	1,080 million	June 2011
9.375% notes due 2014	US$	200 million	February 2014
BNDES credit facilities:
August 2004 credit facility:
TJLP loans	R$	473 million	February 2011
Cesta de Moedas loans	R$	91 million	April 2011
November 2006 agreement	R$	1,807 million	May 2014
February 2008 loan agreement	R$	260 million	September 2017
Syndicated loan		¥10.8 billion	March 2011
Financing agreement	R$	92 million	August 2014

Some of our debt instruments require that we comply with financial covenants, the most restrictive of which are as follows:

•	Total debt to EBITDA less than or equal to 3.25 to 1.0 at the end of and for each fiscal quarter until maturity;

•	Consolidated EBITDA to consolidated interest expense greater than or equal to 2.25 to 1.0 at the end of and for each fiscal quarter until maturity; and

•	Total debt to total debt plus shareholders’ equity less than or equal to 0.60 to 1.0 at the end of and for each fiscal quarter until maturity.

We were in compliance with these financial covenants at December 31, 2008. However, as a result of certain adjustments to our provision for contingencies in 2009, we expect that we will not comply with certain covenants set forth in our debt instruments with BNDES and JBIC and in our debentures as of June 30, 2009. As of December 31, 2008 the aggregate principal amount outstanding under these debt instruments was R$2,655 million, R$282 million and R$1,092 million, respectively.

Under each of these debt instruments the creditor has the right to accelerate the debt if, at the end of any fiscal quarter, we are not in compliance with the covenants containing these ratios. We have received a waiver from BNDES and are currently seeking waivers from JBIC and the holders of our debentures in respect of the anticipated breach of these covenants.

The instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses, such that the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness. The total amount of debt that would have been reclassified to current liabilities in the event that we had been in default under our debt instruments with BNDES and JBIC and our debentures as of December 31, 2008, would have been R$4,125 million.

At December 31, 2008, R$2,654 million of our indebtedness to BNDES was secured by pledges of certain of our accounts receivable.

The following discussion briefly describes certain of our significant financing transactions.

Debentures

In June 2006, we issued non-convertible debentures in the aggregate principal amount of R$1,080 million. The outstanding principal amount of these debentures is payable in three equal annual installments commencing in June 2011. These debentures bear interest at 104% of the CDI rate per annum, payable semi-annually in arrears in June and December of each year.

In December 2008, a general meeting of the holders of the non-convertible debentures approved an amendment to the indenture governing the debentures to change our mandatory purchase terms and conditions and increase the rate of interest on these debentures to the capitalized DI rate plus 3.5% per annum. In January 2009, we notified the debenture holders that we accepted the terms of this amendment.

Indenture

In February 2004, we issued and sold US$200 million aggregate principal amount of our 9.375% notes due 2014. Interest on these notes is payable semiannually in arrears in February and August of each year. We may, at our option, redeem these bonds, in whole but not in part, at a premium over their principal amount plus accrued interest and additional amounts, if any.

BNDES Facilities

August 2004 Credit Facility

In August 2004, we entered into a credit facility with BNDES under which BNDES agreed to disburse loans in multiple tranches in an aggregate principal amount of up to R$1,268 million. The proceeds of these loans were used to fund investments in our fixed-line network and in operational improvements to meet the targets established in the General Plan on Universal Service and in the General Plan on Quality Goals during the period of July 2003 to December 2006.

Each tranche disbursed under this credit facility consists of (1) a loan that matures in February 2011 and bears interest at the TJLP rate plus 5.5% per annum, which is currently payable monthly in arrears, and (2) a loan that matures in April 2011 and bears interest at the Cesta de Moedas rate plus 5.5% per annum, which is currently payable monthly in arrears. The outstanding principal amount of each of these loans is payable in 60 equal monthly installments ending on their respective maturity dates.

The first tranche under this credit facility in the amount of R$400 million was disbursed in August 2004, consisting of a loan in the principal amount of R$320 million bearing interest based on the TJLP rate and a loan in the principal amount of R$80 million bearing interest based on the Cesta de Moedas rate.

The second tranche under this credit facility in the amount of R$342 million was disbursed in October 2004, consisting of a loan in the principal amount of R$283 million bearing interest based on the TJLP rate and a loan in the principal amount of R$60 million bearing interest based on the Cesta de Moedas rate.

The third tranche under this credit facility in the amount of R$252 million was disbursed in July 2005, consisting of a loan in the principal amount of R$214 million bearing interest based on the TJLP rate and a loan in the principal amount of R$38 million bearing interest based on the Cesta de Moedas rate.

The fourth tranche under this credit facility in the amount of R$252 million was disbursed in November 2005, consisting of a loan in the principal amount of R$216 million bearing interest based on the TJLP rate and a loan in the principal amount of R$36 million bearing interest based on the Cesta de Moedas rate.

As of December 31, 2008, the aggregate principal amount outstanding under the loans bearing interest based on the TJLP rate was R$473 million and the aggregate principal amount outstanding under the loans bearing interest based on the Cesta de Moedas rate was R$91 million.

November 2006 Loan Agreement

In November 2006, we entered into a credit facility with BNDES under which BNDES and several financial institutions agreed to disburse loans in multiple tranches in an aggregate principal amount of up to R$2,104 million.

The proceeds of these loans were used to fund investments in our fixed-line network and in operational improvements to meet the targets established in the General Plan on Universal Service and in the General Plan on Quality Goals.

Each tranche disbursed under this credit facility consists of (1) a loan that bears interest at the TJLP rate plus 4.3% per annum, payable quarterly in arrears through May 2009 and monthly in arrears thereafter, and (2) a loan that bears interest at the TJLP rate plus 2.3% per annum, payable quarterly in arrears through May 2009 and monthly in arrears thereafter. The outstanding principal amount of each of these loans is payable in 60 equal monthly installments commencing in June 2009.

The first tranche under this credit facility in the amount of R$800 million was disbursed in November 2006, consisting of a loan in the principal amount of R$770 million bearing interest at the TJLP rate plus 4.3% per annum and a loan in the principal amount of R$30 million bearing interest at the TJLP rate plus 2.3% per annum.

The second tranche under this credit facility in the amount of R$600 million was disbursed in October and November 2007, consisting of a loan bearing interest at the TJLP rate plus 4.3%.

As of December 31, 2008, the aggregate principal amount outstanding under these loans was R$1,807 million.

February 2008 Loan Agreement

In February 2008, we entered into a loan agreement with BNDES under which BNDES disbursed a loan in the principal amount of R$260 million. The proceeds of this loan agreement were used to fund our investment in the expansion and modernization of our wireless network. This loan bears interest at the TJLP rate plus 3.52% per annum, payable quarterly in arrears through September 2010 and monthly in arrears thereafter. The principal amount of this loan is payable in 84 equal monthly installments commencing in October 2010. At December 31, 2008, the outstanding principal amount under this loan was R$260 million.

Syndicated Credit Facility

In March 2004, we entered into a syndicated credit facility under which we were permitted to borrow up to ¥27.5 billion. We borrowed an aggregate amount of ¥21.6 billion under this facility in April 2004. The proceeds of this loan were used to fund our for capital expenditure program for 2003.

JBIC has guaranteed the repayment of 97.5% of the principal amount of and interest due on this loan. JBIC receives a fee in the amount of 1.25% per annum of 97.5% of the aggregate principal amount of the loan outstanding from time to time for this guarantee.

The loan under this credit facility bears interest at a rate equal to LIBOR Yen plus 1.92% per annum, payable semiannually in arrears in March and September of each year. The principal amount of this loan is payable in ten equal semi-annual installments commencing in March 2011. At December 31, 2008, the outstanding principal amount under this loan was ¥10.8 billion.

Mid-West (FCO)

In July 2008, we entered into a financing agreement with a Brazilian financial institution under which the Mid-West Financing Constitutional Fund (FCO) agreed to disburse two loans in the aggregate principal amount of R$75 million. The proceeds of these loans were used to expand our voice and data networks in the States of Goiás, Mato Grosso, Mato Grosso do Sul and the Federal District.

The loans under this financing agreement bear interest at a rate of 10% per annum, payable quarterly in arrears until August 2009 and monthly in arrears thereafter, with a 15% discount available for timely payment of the interest payments under these loans. The principal amount of these loans are payable in 60 equal monthly installments commencing in September 2009. At December 31, 2008, the outstanding principal amount under this loan was R$75 million.

Off-Balance Sheet Arrangements

We do not currently have any transactions involving off-balance sheet arrangements.

Contractual Commitments

The following table summarizes significant contractual obligations and commitments at December 31, 2008:

	Payments Due by Period
	Less than One Year		One to Three Years		Three to Five Years		More than Five Years		Total
	(in millions of reais)
Loans and financings (1)	R$	659	R$	1,704	R$	1,077	R$	133	R$	3,572
Debentures (1)		11		719		361		—		1,091
Swap adjustments (1)		90		132		—		—		222
Concession fees (2)		137		274		137		684		1,232
Usage rights (3)		160		191		179		254		784
Purchase obligations (4)		151		—		—		—		151
Pension plan contributions		107		322		215		114		758
Other long-term liabilities		13		11		—		—		24

Total contractual obligations and commitments	R$	1,328	R$	3,353	R$	1,969	R$	1,185	R$	7,834

(1)	Includes accrued and unpaid interest as of December 31, 2008.

(2)	Consists of estimated bi-annual fees due to ANATEL under our concession agreements equal to 2.0% of the net operating revenues of Brasil Telecom that are derived from the provision of local fixed-line services (excluding taxes and social contributions) during the immediately preceding year. These estimated amounts are calculated based on our results for the year ended December 31, 2008.

(3)	Consists of payments due to ANATEL for radio frequency licenses. Includes accrued and unpaid interest as of December 31, 2008.

(4)	Consists of purchase commitments for network equipment and electric power pursuant to binding obligations which include all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Based upon the applicable purchase prices at December 31, 2008.

We are also subject to contingencies with respect to tax, civil, labor and other claims and have made provisions for accrued liability for legal proceedings related to certain tax, civil, labor and other claims of R$1,453 million at December 31, 2008. See “Item 8. Financial Information—Legal Proceedings” and note 28 to our audited consolidated financial statements included elsewhere in this annual report.

U.S. GAAP Reconciliation

Our net income in accordance with Brazilian GAAP was R$1,030 million in 2008, R$800 million in 2007 and R$444 million in 2006. Under U.S. GAAP, we would have reported net income of R$1,129 million in 2008, R$868 million in 2007 (as restated) and R$616 million in 2006 (as restated).

Our shareholders’ equity in accordance with Brazilian GAAP was R$6,241 million at December 31, 2008 and R$5,505 million at December 31, 2007. Under U.S. GAAP, we would have reported shareholders’ equity of R$7,724 million at December 31, 2008 and R$7,329 million at December 31, 2007 (as restated).

The principal differences between Brazilian GAAP and U.S. GAAP that affected our net income in 2008, 2007 and 2006, as well as shareholders’ equity at December 31, 2008 and 2007, are described in note 36 to our audited consolidated financial statements included elsewhere in this annual report. The major differences relate to the accounting treatment of the following items:

•	capitalized interest;

•	business combinations and goodwill;

•	pension plan;

•	earnings per share;

•	comprehensive income;

•	deferred taxes;

•	tax incentives;

•	dividends;

•	valuation of long-lived assets;

•	stock options;

•	revenue recognition;

•	asset retirement; and

•	segment reporting.

For a discussion of the principal differences between Brazilian GAAP and U.S. GAAP as they relate to our financial statements and a reconciliation of net income and shareholders’ equity, see note 36 to our audited consolidated financial statements included elsewhere in this annual report.

Restatement of Previously Issued Financial Statements

The U.S. GAAP reconciliation of our financial statements as of December 31, 2007 and for the two years ended December 31, 2007 included in our audited consolidated financial statements has been restated to correct errors in the calculation of our net income and shareholders’ equity under U.S. GAAP. These errors relate to the calculations used to determine the U.S. GAAP adjustments relating to (1) capitalized interest and (2) the step-up in the basis of the fixed assets of certain entities under common control that were contributed to our company, as described in Notes 36(a) and 36(k)(vi), respectively, to our audited consolidated financial statements included elsewhere in this annual report. The errors related to the U.S. GAAP adjustment for capitalized interest arose from miscalculations of (1) the rates used to depreciate capitalized interest and (2) the inclusion of fully depreciated assets in the calculation. This resulted in a restatement to the components of the calculation for this difference included in Note 36(a) to our audited consolidated financial statements included elsewhere in this annual report. While the Brazilian GAAP numbers in this disclosure have been restated, our financial statements prepared under Brazilian GAAP were not impacted as these amounts are estimates used solely for the purpose of the U.S. GAAP adjustment. The error relating to the U.S. GAAP adjustment for the step-up in basis of fixed assets arose from an error in the calculation of the rates used to calculate the depreciation for this item. As a result, the related adjustments in the reconciliation of shareholders’ equity and net income have been restated from the amounts previously reported. The following tables set forth the impacts of this restatement on our shareholders’ equity and net income for the related periods:

Net Income

	Year ended December 31,
	2006 (as previously reported)		2006 (as restated)		2007 (as previously reported)		2007 (as restated)
	(in millions of reais, except per share amounts)
Different criteria for:
Capitalized interest	R$	44	R$	45	R$	12	R$	12
Amortization of capitalized interest		67		(43)		(231)		(92)
Depreciation of Step-up in basis of companies under common control		(40)		(38)		(52)		(38)
Deferred tax effect on adjustments		(69)		(33)		(56)		4
U.S. GAAP net income		687		616		767		868
Earnings per share - basic		1.26		1.13		1.40		1.59
Earnings per share – diluted		1.26		1.13		1.40		1.59

Shareholders’ Equity

	At December 31,
	2006 (as previously reported)		2006 (as restated)		2007 (as previously reported)		2007 (as restated)
	(in millions of reais)
Add/(deduct):
Different criteria for:
Capitalized interest	R$	(567)	R$	(553)	R$	(555)	R$	(541)
Amortization of capitalized interest		1,035		867		804		774
Step-up in basis of companies under common control, net of amortization until 2001 and depreciation		251		237		198		198
Deferred tax effect on adjustments		(482)		(425)		(386)		(381)
Total shareholders’ equity under U.S. GAAP		7,055		6,994		7,339		7,329

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Our board of directors (conselho de administração) and our board of executive officers (diretoria) are responsible for operating our business.

Board of Directors

Our board of directors is a decision-making body responsible for, among other things, determining policies and guidelines for our business and our wholly-owned subsidiaries and controlled companies. Our board of directors also supervises our board of executive officers and monitors its implementation of the policies and guidelines that are established from time to time by the board of directors. Under the Brazilian Corporation Law, our board of directors is also responsible for hiring independent accountants.

Our bylaws provide for a board of directors of seven members and seven alternate members. As of the date of this annual report, our board of directors has two vacancies and is currently composed of five members and their respective alternate members. During periods of absence or temporary unavailability of a regular member of our board of directors, the corresponding alternate member substitutes for the absent or unavailable regular member.

The members of our board of directors are elected at general meetings of shareholders for three-year terms and are eligible for reelection. The terms of all current members expire at our annual shareholders’ meeting in 2010. Members of our board of directors are subject to removal at any time with or without cause at a general meeting of shareholders. Although our bylaws do not contain any citizenship or residency requirements for members of our board of directors, the members of our board of directors must be shareholders of our company. Our board of directors is presided over by the chairman of the board of directors, and, in his absence, on an interim basis, by his designated alternate. The chairman of our board of directors is elected at a general meeting of shareholders from among the members of our board of directors, serves for a three-year term and is eligible for reelection.

Our board of directors ordinarily meets once every month and extraordinarily when a meeting is called by the chairman or any two other members of our board of directors. Decisions of our board of directors require a quorum of a majority of the directors and are taken by a majority vote of those directors present.

The following table sets forth certain information with respect to the current members of our board of directors and their alternates:

Name	Position	Member Since	Age
José Mauro Mettrau Carneiro da Cunha	Chairman	February 2009	59
Maxim Medvedovski	Alternate	February 2009	36
João de Deus Pinheiro Macedo	Vice Chairman	February 2009	61
Pedro Jereissati	Alternate	February 2009	31
Eurico de Jesus Teles Neto	Director	February 2009	53
Otávio Marques de Azevedo	Alternate	February 2009	58
José Augusto da Gama Figueira	Director	February 2009	61
João José de Araújo Pereira Pavel	Alternate	February 2009	27
Antonio Cardoso dos Santos (1)	Director	March 2008	59

(1)	Elected by the preferred shareholders.

We summarize below the business experience, areas of expertise and principal outside business interests of our current directors and their alternates.

Directors

José Mauro Mettrau Carneiro da Cunha. Mr. Cunha currently serves as chairman of our board of directors, and he has served as chairman of the board of directors of Tele Norte Leste Participações S.A., or TNL since April 2007. He has also been an alternate director of TmarPart since April 2008, and was a member of the board of directors of Telemar from December 1999 to July 2002, before he rejoined the board of directors of Telemar, as chairman, in April 2007. In addition, Mr. Cunha has been chairman of the board of directors of Brasil Telecom Holding since February 2009. Mr. Cunha has held several executive positions at Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES, and was a member of its board of executive officers from 1991 to 2002. He was the vice president of strategic planning of Braskem S.A. from February 2003 to October 2005, and was a business consultant from November 2005 to February 2007. He was a member of the board of directors of Light Serviços de Eletricidade S.A. from December 1997 to July 2000, Aracruz Celulose S.A. from June 1997 to July 2002, FUNTTEL from December 2000 to January 2002, FUNCEX- Fundação Centro de Estudos do Comércio Exterior from June 1997 to January 2002, and Politeno Indústria e Comércio S.A. from April 2003 to April 2005. Mr. Cunha holds a bachelor’s degree in mechanical engineering from Universidade Católica de Petrópolis in Rio de Janeiro and a master’s degree in industrial and transportation projects from COPPE/Universidade Federal do Rio de Janeiro. He attended the Executive Program in Management at the Anderson School at the University of California in Los Angeles.

João de Deus Pinheiro Macedo. Mr. Macedo currently serves as the vice chairman of our board of directors and is the planning officer of TNL. Mr. Macedo served as business officer of Telemar Matriz from August 1998 to April 2000, and from May 2000 to September 2001 he served as individual client officer at the Rio de Janeiro branch. From 1985 to 1998, he served as the operations officer at Telebahia and was responsible for customer service, sales, operations and plant maintenance. In 1971, he started his career at Telebahia as supervisor of implementation and maintenance. At Telebahia, he managed the equipment division, the department of capital operations and the department of marketing and services. Mr. Macedo holds a bachelor’s degree in electric and electronic engineering from UFBA. He attended a course in Transmission Systems (NEC/OKI – Japan), Digital Switching (NTT – Japan) and Quality Management (Japan).

Eurico de Jesus Teles Neto. Mr. Neto currently serves as a member of our board of directors and is also the legal officer of Telemar, a position that he has held since April 2007. Mr. Neto served as legal manager of Telemar from April 2005 to April 2007. He previously served as manager of the real estate division at Telecomunicações da Bahia S.A. starting in 1980, where he went on to hold the position of legal consultant in 1990. Mr. Neto holds a bachelor’s degree in economics and a degree in legal sciences from Universidade Católica de Salvador. He holds a post graduate degree in Employment Law from Estácio de Sá.

José Augusto da Gama Figueira. Mr. Figueira currently serves as an alternate member of our board of directors. He has served as a director of TmarPart since April 2008, an executive officer of TmarPart since June 1999, an alternate director of TNL since March 2007, an alternate director of Telemar since 2002, and an alternate director of Brasil Telecom Holding since February 2009. He previously served as an alternate member of TNL’s board of directors from April 2003 to March 2004. He has also served as president of Instituto Telemar since August 2001. He was an executive officer of Pegasus, a company in the Andrade Gutierrez Group, from July 1997 to August 1999, and a member of the fiscal council of Telecomunicações do Espírito Santo S.A., Telecomunicações do Piauí S.A. and Telecomunicações do Amazonas S.A. from April to December 1999. He holds a bachelor’s degree in electrical engineering from the Universidade do Estado do Rio de Janeiro and an MBA from FGV.

Antonio Cardoso dos Santos. Mr. Cardoso was elected to our board of directors as a nominee of our preferred shareholders in March 2008. He was a member of the board of directors of Telemig Celular S.A. from 2004 until 2007, a member of the board of directors of Amazônia Celular from 2004 to 2007, a member of the board of directors of Telecomunicações do Pará S.A. in 2001 and a member of the board of directors of Telecomunicações de Santa Catarina S.A. in 1999. Mr. Cardoso has also served as a member of the fiscal council of Companhia Telefônica Melhoramento e Resistência, Telecomunicações do Paraná S.A., Telecomunicações da Bahia S.A., Telecomunicações do Mato Grosso S.A., Telecomunicações de Rondônia S.A., Telecomunicações do Piauí S.A., Telecomunicações do Rio Grande do Norte S.A., Telecomunicações de Goiás S.A., Telecomunicações de Brasília S.A. and Companhia Riograndense de Telecomunicações. Mr. Cardoso received a bachelor’s degree in business administration from São Paulo Superior School of Business Administration and holds a Latu Sensu Graduate degree in Business Management from AEUDF.

Alternate Directors

Maxim Medvedovski. Mr. Medvedovski was currently serves as an alternate member of our board of directors, and he has served as the administrative officer of Grupo Oi since January 2009. Mr. Medvedovski was the officer responsible for the shared services center of Grupo Oi from March 2006 to December 2008, the officer responsible for relations with service providers of Telemar from 2004 to 2006, and the officer responsible for interconnection and roaming of Oi from 2001 to 2004. He started at Telemar in September 1998 as corporate planning manager. Mr. Medvedovski worked on the privatization process of Sistema Telebrás at Banco Patrimônio / Salomon Brothers, and was responsible for the appraisal of TNL. He also previously served as telecommunications analyst at Banco Patrimônio in 1998 and as telecommunications analyst and resources manager of Banco Icatu from 1994 to 1998. Mr. Medvedovski holds a bachelor’s degree in Electric Engineering from Pontifícia Universidade Católica – Rio de Janeiro and an MBA from Fundação Dom Cabral and FGV.

Pedro Jereissati. Mr. Jereissati currently serves as an alternate member of our board of directors. He has also served as a member of the board of directors of TmarPart since April 2006, chief executive officer and investor relations officer of TmarPart since April 2008, a member of the board of directors of TNL since April 2008, an alternate director of Telemar since 2002, and an alternate director of Brasil Telecom Holding since February 2009. He has served as an alternate director of Telemar since 2002. Mr. Jereissati has also served as an officer of Instituto Telemar since April 2004. He has been a member of the board of directors of Iguatemi Empresa de Shopping Centers S.A. since January 2007, Jereissati Participações S.A. since April 2008, Contax Participações S.A. since April 2006, and was a member of the board of directors of Pegasus Telecom from August 2000 to December 2002. Mr. Jereissati joined the Jereissati Group in 1995 and worked in the operational area in Empresa de Shopping Centers S.A. He served as the New Business Director of Jereissati Participações S.A. from April 2001 until June 2006, and as Chief Financial Officer of Iguatemi Empresa de Shopping Centers S.A. until April 2008. He served as the New Business Director of Jereissati Participações S.A. from April 2001 until June 2006, and as Chief Financial Officer of Iguatemi Empresa de Shopping Centers S.A. until April 2008. Mr. Jereissati has served as an executive officer of LF Tel S.A. and La Fonte Telecom since May 2006. Mr. Jereissati holds a bachelor’s degree in business administration from Fundação Armando Álvares Penteado and has an MBA from the Kellogg School of Management at Northwestern University.

Otávio Marques de Azevedo. Mr. Azevedo currently serves as an alternate member of our board of directors. He has also served as a member of the board of directors of TmarPart since October 2004 and the chairman of the board of directors of TmarPart since April 2008, a member of the board of directors of TNL since October 2003, an alternate director of Telemar since 2002, and an alternate director of Brasil Telecom Holding since February 2009. Mr. Azevedo is an electrical engineer with extensive experience in the Brazilian telecommunications industry. He has served as the chief executive officer of AG Telecom Participações S.A., or AG Telecom, since April 2008 and has served as president of Grupo Andrade Gutierrez S.A. and Andrade Gutierrez Telecomunicações Ltda. since 1993. Mr. Azevedo was the chairman of ANATEL’s consulting board from February 2001 to February 2002. He served as an executive vice president of TNL from August 1998 to February 1999 and was responsible for the implementation of TNL’s first business plan. He was the vice president of Telebrás S.A. from 1991 to 1993. Mr. Azevedo holds a bachelor’s degree in electrical engineering from Pontifícia Universidade Católica de Minas Gerais.

João José de Araújo Pereira Pavel. Mr. Pavel currently serves as an alternate member of our board of directors, and he has served as an alternate member of the board of directors of TNL since May 2008, an alternate member of the board of directors of Telemar since May 2008, and an alternate member of the board of directors of Brasil Telecom Holding since February 2009. He joined the Grupo Andrade Gutierrez in December 2003 in the investment area and became a manager of financial projects in August 2006. He worked at Light S.A. as manager of financial projects from August 2006 to April 2008 following the Andrade Gutierrez Group’s investment in Light S.A. in 2006. He returned to the investment area of Grupo Andrade Gutierrez in May 2008. He holds a bachelor’s degree in economics from IBMEC in Rio de Janeiro.

Executive Officers

Our board of executive officers is our executive management body. Our executive officers are our legal representatives and are responsible for our internal organization and day-to-day operations and the implementation of the general policies and guidelines established from time to time by our board of directors.

Our bylaws require that the board of executive officers consist of between five to nine members, including a chief executive officer. Each officer is responsible for business areas that our board of directors assigns to them. The members of our board of executive officers, other than our chief executive officer have no formal titles (other than the title of executive officer or “Diretor”), although the board of directors may assign specific attributions, such as chief financial officer, investor relations officer and chief operating officer.

The members of our board of executive officers are elected by our board of directors for three-year terms and are eligible for reelection. The current term of all of our executive officers ends on the date after our first board of directors’ meeting following our annual shareholders’ meeting in 2012. Our board of directors may remove any executive officer from office at any time with or without cause. According to the Brazilian Corporation Law, executive officers must be residents of Brazil but need not be shareholders of our company. Our board of executive officers holds meetings when called by our chief executive officer.

The following table sets forth certain information with respect to the current members of our board of executive officers:

Name	Position	Date Elected/ Appointed	Age
Luiz Eduardo Falco Pires Corrêa	Chief Executive Officer	January 2009	48
Alex Waldemar Zornig	Chief Financial Officer and Investor Relations Officer	January 2009	51
Francisco Aurélio Sampaio Santiago	Chief Operations Officer	October 2002	54
Paulo Altmayer Gonçalves	Executive Officer	January 2009	59
Júlio Cesar Pinto	Executive Officer	January 2009	58

Summarized below is information regarding the business experience, areas of expertise and principal outside business interests of our current executive officers.

Luiz Eduardo Falco Pires Corrêa. Mr. Falco has been our chief executive officer since January 2009. Mr. Falco has served as the chief executive officer of TNL since October 2002, a member of the board of directors of Telemar since June 2006 and the chief executive officer of Telemar since June 2006, as chief executive officer of Brasil Telecom Holding since January 2009, and as vice chairman of the board of directors of Brasil Telecom Holding since February 2009. He worked for TAM S.A. from March 1982 to September 2001 in several capacities, including production manager, technology officer and as vice president of marketing and sales. Mr. Falco holds a bachelor’s degree in aviation engineering from Instituto Tecnológico da Aeronáutica and has completed continuing education courses in marketing and finance at FGV.

Alex Waldemar Zornig. Mr. Zornig has been our chief financial officer and investor relations officer since January 2009. Mr. Zornig has served as the chief financial officer and investor relations officer of TNL since November 2008, the chief financial officer and investor relations officer of Telemar since November 2008, the chief financial officer and investor relations officer of Brasil Telecom Holding since January 2009 and a member of the board of directors of Brasil Telecom Holding since February 2009. He began his career at PriceWaterhouse where he worked for 14 years (including three years in London) and last served in the capacity of an officer. He served as chief financial officer – head of corporate administrative services at BankBoston, where he worked for 13 years (including two years in Boston). He served as an officer at Banco Itaú from May 1993 to August 2007. Prior to joining our company, Mr. Zornig was an executive vice president at Banco Safra, where he was in charge of all support areas of the bank from September 2007 to November 2008. Mr. Zornig holds a bachelor’s degree in accounting from the Universidade de São Paulo, an MBA from FGV and a post-graduate degree from the London Business School.

Francisco Aurélio Sampaio Santiago. Mr. Santiago has been one of our executive officers since October 2002. Mr. Santiago has also served as an executive officer of Brasil Telecom Holding since August 2003. He has also been our chief operating officer since October 2002 and the chief operations officer of Brasil Telecom Participações S.A. since August 2003. From December 2000 to September 2002, he was the director of targets fulfillment and network director for Brasil Telecom, and has been responsible for our operating area since June 2001. He was the regional network director in the Mid-West and Southern regions for Brasil Telecom from January 1999 to April 2001. He has been employed in the telecommunications sector for 29 years, having held, among other positions, the director of engineering, human resources and the mobile department of Telebrasília from January 1997 to December 1998. He has a degree in electrical engineering from the University of Brasília, with postgraduate degrees in Telecommunications from École Nationale Supérieure des Télécommunications in Paris, and in Teleinformática from University of Brasília.

Paulo Altmeyer Gonçalves. Mr. Gonçalves has been one of our executive officers since January 2009. Mr. Gonçalves has served as an executive officer of TNL since June 2006, an executive officer of Telemar since June 2006 and an executive officer of Brasil Telecom Holding since January 2009. Mr. Gonçalves is the technology officer in charge of the engineering, operations, information technology and administrative services of Telemar. Mr. Gonçalves started his professional career as a computer programmer in the data processing center of the Universidade Federal do Rio Grande do Sul where he became a professor of programming techniques. He has worked for companies such as Crefisul S.A., Companhia de Processamento de Dados do Estado do Rio Grande do Sul Procergs, Hewlett Packard HP and Digitel S.A. Indústria Eletrônica. In 1994, he participated in the start-up operations of trunking, digital and pager companies linked to the Mcom organization such as, Kathrein Mobilcom Brasil Ltda. and Mcomcast S.A. He has also served as sales and marketing officer for Telet S.A. (Claro), a mobile services provider, from October 1998 to September 2000. He was elected as an executive officer of Telemar in September 2000 with a mandate to acquire a mobile services authorization in Region I and lead the group that worked to obtain this authorization. After the company obtained its mobile services authorization in March 2001, Mr. Gonçalves was responsible for the implementation of Telemar’s mobile services network. He holds a bachelor’s degree in electronic engineering from Universidade Federal do Rio Grande do Sul.

Julio Cesar Pinto. Mr. Pinto has been one of our executive officers since January 2009. Mr. Pinto has served as an executive officer of TNL and the officer responsible for TNL’s internal audit function since 2002, an executive officer of Telemar June 2006, a member of the board of directors of Telemar from 2002 to April 2009, and a member of the board of directors of Brasil Telecom Holding since February 2009. Mr. Pinto has held several positions in the financial areas of large companies including MRS Logística S.A., ATL — Algar Telecom Leste S.A. (Claro), Globex Utilidades S.A., Aracruz Celulose S.A., Xerox do Brasil S.A. and Minerações Brasileiras Reunidas S.A. He holds a bachelor’s degree in accounting from the Faculdade Morães Júnior, and he completed several courses in the United States, including the Stanford University Financial Management Program, the Xerox Corporation Middle Management Program and the Bourse Game for Citibank N.A.

Fiscal Council

The Brazilian Corporation Law requires us to establish a permanent or non-permanent fiscal council (conselho fiscal). Our bylaws provide for a permanent fiscal council composed of between three and five members and their respective alternate members. The fiscal council is a separate corporate body independent of our board of directors, our board of executive officers and our independent accountants. The primary responsibility of the fiscal council is to review our management’s activities and our financial statements and to report their findings to our shareholders.

Our bylaws provide for a fiscal council of between three and five members and their respective alternate members. The members of our fiscal council are elected by our shareholders at the annual shareholders’ meeting for one-year terms and are eligible for reelection. The terms of the members of our fiscal council expire at the next annual shareholders’ meeting. Under the Brazilian Corporation Law, the fiscal council may not contain members who are members of our board of directors or our board of executive officers, spouses or relatives of any member of our board of directors or our board of executive officers, or our employees. To be eligible to serve on our fiscal council, a person must be a resident of Brazil and either be a university graduate or have been a company officer or fiscal council member of another Brazilian company for at least three years prior to election to our fiscal council. Holders of preferred shares without voting rights and non-controlling common shareholders that together hold at least 10.0% of our voting share capital are each entitled to elect one member and his or her respective alternate to the fiscal council.

The following table sets forth certain information with respect to the current members of our fiscal council and their alternates:

Name	Position	Member Since	Age
Aparecido Carlos Correia Galdino	Member	April 2009	58
Sidnei Nunes	Alternate	April 2009	49
Éder Carvalho Magalhães	Member	April 2009	40
Sergio Bernstein	Alternate	April 2009	72
Allan Kardec de Melo Ferreira	Member	April 2009	62
Dênis Kleber Gomide Leite	Alternate	April 2009	63
Ricardo Malavazi Martins (1)	Member	April 2009	44
Marcos Duarte dos Santos (1)	Alternate	April 2009	39

(1)	Elected by the preferred shareholders.

We summarize below the business experience, areas of expertise and principal outside business interests of the current members of our fiscal council and their alternates.

Fiscal Council Members

Aparecido Carlos Correia Galdino. Mr. Galdino currently serves as a member of our fiscal council, and he has served as a member of the fiscal council of TmarPart since April 2008, an alternate member of the fiscal council of TNL since April 2009, and a member of the fiscal council of Brasil Telecom Holding since February 2009. He joined the Jereissati Group in 1971 and has been managing officer and investor relations officer of Jereissati Participações S.A. since April 1990. He has served as the chief financial officer of La Fonte Participações S.A. since April 1990, and has been a member of the board of directors of L.F. Tel S.A., or L.F. Tel, since February 2008, Iguatemi Empresa de Shopping Centers S.A. since July 2008 and La Fonte Telecom S.A. since April 1991. He has served as a member of the fiscal council of Contax Participações S.A. since April 2008, as a member of the fiscal council of Tele Norte Celular Participações S.A. from May 2008 to present and as a member of the fiscal council of Amazônia Celular S.A. from May 2008 to March 2009. Mr. Galdino holds a bachelor’s degree in business administration from Faculdades Integradas Princesa Isabel.

Éder Carvalho Magalhães. Mr. Magalhães is a member of our fiscal council and he has also served as a member of Brasil Telecom Holding’s fiscal council since April 2009. Since 1995, Mr. Magalhães has been directly responsible for the accounting of all companies of the Grupo Andrade Gutierrez. In January 2002, he also became an officer of the real estate division of Grupo Andrade Gutierrez. He previously served as the controller of Fiat Finanças Brasil Ltda. from 1993 to 1995. Mr. Magalhães began his career as a trainee at Price Waterhouse in 1987, and served as audit supervisor from 1992 to 1993. Mr. Magalhães holds a bachelor’s degree in accounting from Instituto Cultural Newton Paiva Ferreira and an MBA from Instituto Brasileiro de Mercado de Capitais.

Allan Kardec de Melo Ferreira. Mr. Ferreira currently serves as a member of our fiscal council. He has also served as an alternate member of the fiscal council of TmarPart since April 2006, a member of the fiscal council of TNL since April 2002, and a member of the fiscal council of Brasil Telecom Holding since February 2009. From 1971 to 1993, he was an in-house counsel with Construtora Andrade Gutierrez. His current activities include management consultancy services to a number of companies in the civil, commercial and tax areas, participation in corporate restructuring processes (mergers, spin-offs, disposals, sale of assets) of the telecommunications companies of the Andrade Gutierrez Group and in several bidding processes conducted by the Minas Gerais Roads Department (Departamento de Estrada de Rodagem de Minas Gerais), the Belo Horizonte Traffic Department (Empresa de Transporte e Trânsito de Belo Horizonte), the Ministry of Communications, the National Road Department (Departamento Nacional de Estradas de Rodagem) and ANATEL. He holds a degree in law from Pontifícia Universidade Católica de Minas Gerais, in addition to having participated in several extension courses in foreign trade, in particular export services, at Fundação Centro de Comércio Exterior, Fundação Dom Cabral, Foreign Trade Ministry, and Construtora Andrade Gutierrez.

Ricardo Malavazi Martins. Mr. Martins is a member of our fiscal council and was elected to our fiscal council as a nominee of our preferred shareholders. He has served as a member of our fiscal council since April 2009 and is currently a member of the fiscal council of Telemar Participações S.A. Mr. Martins is also currently a member of the board of directors of Frasle S.A. and served as senior legal compliance consultant for Fundação Petrobras de Seguridade Social, or PETROS from September 2008 to August 2009. Mr. Martins served as the chief financial and investment officer with PETROS, from May 2003 to September 2008. In addition, he served as an officer of Bonaire Participações from May 2003 to September 2008, Companhia Petrolífera Marlim. S.A. from April 2003 to March 2007, and Marlim Participações S.A. from to April 2003 to March 2007, a member of the board of directors of Coteminas from April 2003 to March 2007, and an alternate member of the boards of directors of CPFL Energia S.A. and Cia. Paulista de Força e Luz. He serves as a member of the technical investment committee of the Brazilian Association of Private Pension Entities, and as a member of the corporate governance committee of the American Chamber of Commerce of Brazil. He is also responsible for Banco Bradesco’s economic department. Previously, he was responsible for the department of economy of Banco de Crédito Nacional from 1995 to 1999; acted as researcher of the Economic Development Studies Center (Centro de Estudos do Desenvolvimento Econômico) and the Public Policy Studies Center (Núcleo de Estudos de Políticas Públicas) of Universidade Estadual de Campinas from 1989 to 1990; vice president of the Economics Commission of Brazilian Federation of Banks (Federação Brasileira de Bancos) from 2001 to 2003; and member of the Economics Commission of Associação Nacional das Instituições do Mercado Financeiro (Andima) from 1999 to 2003. He holds a bachelor’s degree in economics from Universidade Estadual de Campinas where he also attended courses for a master’s degree in economics.

Alternate Fiscal Council Members

Sidnei Nunes. Mr. Nunes currently serves as an alternate member of our fiscal council, has served as an alternate member of the fiscal council of TNL since April 2007, an alternate member of the fiscal council of TmarPart since April 2008, an alternate member of the fiscal council of Telemar since April 2007 and an alternate member of the fiscal council of Brasil Telecom Holding since February 2009. He has been managing officer of Jereissati Participações S.A. since April 2008, chief financial officer of La Fonte Telecom S.A. since April 2008 and managing officer of L.F. Tel since April 2006. Mr. Nunes has served as a member of the boards of directors of Iguatemi Empresa de Shopping Centers S.A. since April 2006, L.F. Tel since April 2006, and Grande Moinho Cearense S.A. since April 2005. Mr. Nunes is a financial officer and controller of several companies of the Jereissati Group since September 1995. Mr. Nunes holds bachelor’s degrees in business administration and accounting from the Faculdade de Administração Paulo Eiró and an MBA from the University of São Paulo.

Sérgio Bernstein. Mr. Bernstein currently serves as an alternate member of our fiscal council. He has also served as a member of the fiscal council of TNL since April 2007, a member of the fiscal council of Telemar since April 2008, and an alternate member of the fiscal council of Brasil Telecom Holding since February 2009. He has served as an alternate member of the board of directors and vice president of Jereissati Participações S.A. from 1990 to 2007. Mr. Bernstein is a civil engineer and has extensive experience serving as an officer of Brazilian companies. Mr. Bernstein started his career as a trainee in finance at General Electric S.A. in Brazil in 1961 where he held several managerial positions and was elected vice president of finance in 1984. Mr. Bernstein holds a bachelor’s degree in civil engineering from the National School of Engineering in Rio de Janeiro.

Denis Kleber Gomide Leite. Mr. Leite currently serves as an alternate member of our fiscal council, and he has served as a member of the fiscal council of TmarPart since April 2006, an alternate member of the fiscal council of TNL since April 2002, an alternate member of the fiscal council of Telemar since April 2009, and an alternate member of the fiscal council of Brasil Telecom Holding since February 2009. Mr. Leite served as a member of the board on economic matters for the commercial trade association of the State of Minas Gerais (Conselho de v.c. Assuntos Econômicos da Associação Comercial de Minas Gerais) from October 1993 up to December 1998; the infrastructure board of the National Industry Confederation in Brazil (Conselho de Infraestrutura da CNI — Confederação Nacional da Indústria) from October 1993 up to December 1998; the commission for technical and political matters of TELEXPO from October 1993 up to December 1998; and the São Paulo Chamber of Telecommunications and Information Technology Chamber (Câmara Paulista de Telecomunicações e Informática) from October 1993 up to December 1998. He has professional experience in commercial, general, financial and human resources administration, and he has held senior management positions in the following companies: Cia. de Tecnologia da Informação do Estado de Minas Gerais; Sociedade Mineira de Engenheiros; Fertilizantes Fosfatados — Fosfértil — Grupo Petrobrás Fertilizantes; Federação das Indústrias de Minas Gerais; and Instituto Horizontes e Instituto Brasileiro para o Desenvolvimento das Telecomunicações. Mr. Leite holds a degree in law from the Universidade Federal de Minas Gerais, a degree in business administration from the União de Negócios e Administração and a master’s degree in financial administration from the FGV.

Marcos Duarte dos Santos. Mr. Duarte is an alternate member of our fiscal council and was elected to our fiscal council as a nominee of our preferred shareholders, has served as an alternate member of the fiscal council of Brasil Telecom Holding since April 2009, and has served as a member of the fiscal council of Telemar since April 2007. He was a vice president in Rio de Janeiro for Bankers Trust Company from 1994 to 1996 and a vice president in New York from 1996 to 1997. He was a vice president and fixed income trader at CSFB – Garantia from 1997 to 1998. He served as a member of the fiscal councils of Tele Norte Celular S.A., Tele Ceará S.A. and Tele Espírito Santo S.A. from 2001 to 2002. He graduated with a degree in production engineering from the Universidade Federal do Rio de Janeiro.

Compensation

According to our bylaws, our shareholders are responsible for establishing the aggregate compensation we pay to the members of our board of directors and our board of executive officers, as well as the individual compensation we pay to members of our fiscal council. Our shareholders determine this compensation at the annual shareholders’ meeting. Once aggregate compensation is established, our board of directors is responsible for distributing such aggregate compensation individually to the members of our board of directors and our board of executive officers in compliance with our bylaws. Our board of directors does not have a compensation committee.

The aggregate compensation paid by us to all members of our board of directors, board of executive officers and our fiscal council for services in all capacities was R$73.4 million in 2008. This amount includes pension, retirement or similar benefits for our officers and directors. On April 8, 2009, our shareholders (acting at the annual shareholders’ meeting) established the following compensation for the year 2009:

•	board of directors: an aggregate limit of R$180,000;

•	board of executive officers: an aggregate limit of R$1.0 million, not including possible amounts paid as benefits, representation allowance or profit sharing; and

•	each regular member of our fiscal council: R$2,500 per month, plus travel and lodging expenses (the statutory minimum set forth in the Brazilian Corporation Law and in our bylaws).

We compensate our alternate directors for each meeting of our board of directors that they attend. We compensate alternate members of our fiscal council for each meeting of our fiscal council that they attend.

Our executive officers receive the same benefits generally provided to our employees, such as medical (including dental) assistance, private pension plan and meal vouchers. Like our employees, our executive officers also receive an annual bonus equal to one-month’s salary (known as the “thirteenth” (monthly) salary in Brazil), an additional one-third of one-month’s salary for vacation, and contributions of 8.0% of their salary into a defined contribution pension fund known as the Guarantee Fund for Time of Service (Fundo de Garantia por Tempo de Serviço). Members of our board of directors and fiscal council are not entitled to these benefits.

Members of our board of directors, board of executive officers and fiscal council are not parties to contracts providing for benefits upon the termination of employment other than, in the case of executive officers, the benefits described above.

Share Ownership

Our common and preferred shares held by the members of our board of directors and board of executive officers, supervisory or management bodies, including outstanding stock options, do not exceed 1% of either class of our outstanding shares.

Stock Option Plans

2000 Stock Option Plan

On April 28, 2000, our shareholders approved a stock option plan for officers and employees of our company and our subsidiaries. This plan has expired. However, the rights vested under stock option agreements entered into while this plan was effective remain valid and effective according to the terms of those agreements. This plan was divided into two separate programs: Program A, under which no options were granted, and Program B as described below.

Program B

Under Program B, we granted options to purchase preferred shares of our company. The exercise price these options was established by a managing committee based on the market price of our preferred shares on the date of the grant of the option and is adjusted by the IGP-M between the agreement execution date and the payment date.

The remaining outstanding options granted under Program B are exercisable until December 31, 2011. Information related to outstanding options under Program B is summarized below:

	2007		2008
	Preferred share options	Average exercise price (in reais)	Preferred share options	Average exercise price (in reais)
Opening balance	270,802	13.00	256,855	16.88
Exercised options	—	—	(162,084)	17.01
Cancelled options	(13,947)	17.30	(15,259)	17.60

Closing balance	256,855	16.88	79,512	19.04

As of December 31, 2008, the premiums on these options payable to our company, calculated under the Black-Scholes method on the date of grant, would be approximately R$219,000 assuming all outstanding options will be fully exercised. As a result of the departure of four executives in early 2009, 26,960 of the preferred share options outstanding as of December 31, 2008 were canceled.

2007 Stock Option Plan

On November 6, 2007, our shareholders approved a stock option plan for officers and employees of our company and our subsidiaries. This plan authorizes our board of directors to establish stock option programs that provide for the grant of options to purchase shares contained in a “performance unit” consisting of preferred shares of our company and common shares and preferred shares of Brasil Telecom Holding as specified in the applicable stock option program. The shares represented by the performance units subject to these options cannot exceed 10% of the book value of each class of share included in the performance units.

Our board of directors is responsible for managing this plan and is vested with full powers for establishing the stock option programs.

On December 14, 2007, our board of directors approved two stock option programs under this plan, as described below. The vesting periods established in Programs 1 and 2 can be accelerated as a result of extraordinary events or conditions provided for in each option grant agreement, including as a result of changes in the direct and indirect control of the Brasil Telecom and Brasil Telecom Holding.

Program 1

Options under Program 1 may be granted on a one-time basis and Program 1 does not permit new grants for a period of up to four years following the initial grants. Performance units under Program 1 consist of our preferred shares, and common shares and preferred shares of Brasil Telecom Holding. Our board of directors has established the exercise price of performance units to be granted under Program 1, and the exercise price will be adjusted upwards by the IGP-M plus 6.0% per annum between the agreement execution date and the payment date and will be adjusted downwards to reflect the amounts paid as dividends and/or interest on shareholders equity declared by the relevant company during the relevant period.

Program 2

Options under Program 2 may be granted annually on July 1 of each year and were granted on July 1, 2007 and July 18, 2008. Performance units under Program 2 consist of our preferred shares, and common shares and preferred shares of Brasil Telecom Holding. Our board of directors has established the exercise prices of performance units to be granted under Program 2, and the exercise prices will be adjusted downwards to reflect the amounts paid as dividends and/or interest on shareholders equity declared by the relevant company during the relevant period.

The outstanding options granted under Program 2 were to vest on various dates between July 1, 2008 and July 1, 2012 and were to be exercisable for a period of three years following vesting. However, such options were accelerated as described below. Information related to outstanding options in 2007 and 2008 under Program 2 is summarized below:

	2007		2008
	Performance units	Average exercise price (in reais)	Performance units	Average exercise price (in reais)
Opening balance	—	—	4,036,440	28.37
Granted options	4,036,440	26.70	724,955	32.39
Exercised options	—	—	(171,971)	24.93
Cancelled options	—	—	(423,914)	27.81

Closing balance	4,036,440	28.37	4,165,510	31.12
Options exercisable at end of year	—	—	751,484	31.12

During 2008, we delivered 58,474 of our preferred shares from our treasury and we acquired in the market and delivered 61,908 common shares of Brasil Telecom Holding and 51,589 preferred shares of Brasil Telecom Holding in connection with the exercise of these options.

The fair value of the options granted was estimated on the grant date under the binomial option pricing model. We recognized expenses of R$17 million in 2008 and R$13 million in 2007 relating to these options, recorded liabilities of R$24 million and R$13 million as of December 31, 2008 and 2007, respectively, and recorded shareholders’ equity of R$6 million and R$1 million as of December 31, 2008 and 2007, respectively.

As a result of the acquisition of indirect control of Brasil Telecom and Brasil Telecom Holding by Telemar, the vesting periods established in relation to all options granted pursuant to the 2007 Stock Option Plan were accelerated, and all options outstanding as of December 31, 2008 have been exercised. The options under Program 1 were settled for a total amount of R$17.9 million and the options under Program 2 were settled for a total amount of R$4.4 million.

For more information on our stock option plans, see notes 29(b) and 37(b) to our audited consolidated financial statements included elsewhere in this annual report.

Employees

As of December 31, 2008, we had a total of 20,541 employees. All of our employees are employed on a full-time basis, divided into the following functions: network operations, sales and marketing, information technology, call center operations, support areas and authorized agents.

The table below sets forth a breakdown of our employees by main category of activity and geographic location as of the dates indicated:

	As of December 31,
	2006	2007	2008
Number of employees by category of activity:
Network operations	1,978	2,036	1,830
Sales and marketing	2,069	2,095	2,141
Information technology	358	304	332
Call center operations	104	10,860	14,064
Support areas	1,208	1,309	1,434
Authorized agents	118	165	650

Total	5,835	16,769	20,451

Number of employees by geographic location:
Goiás	338	4,138	6,779

	As of December 31,
	2006	2007	2008
Number of employees by category of activity:
Paraná	662	4,814	5,273
Federal District	2,129	2,175	2,377
Santa Catarina	804	1,997	2,107
Mato Gross do Sul	220	1,885	2,088
Rio Grande do Sul	687	685	682
São Paulo	463	527	587
Mato Grosso	227	229	226
Rondônia	149	152	156
Tocantins	55	56	57
Acre	41	42	43
Rio de Janeiro	34	39	42
Minas Gerais	7	7	8
Ceará	2	2	2
United States, Venezuela and the Bermuda Islands	17	21	24

Total	5,835	16,769	20,541

We negotiate separate collective bargaining agreements with the local unions in each of the states in Region II for our company and each of our subsidiaries operating in such states. New collective bargaining agreements with these unions are negotiated every year. We maintain good relations with each of the unions representing our employees. As of December 31, 2008, approximately 47.2% of our employees were members of state labor unions associated either with the National Federation of Telecommunications Workers (Federação Nacional dos Trabalhadores em Telecomunicações), or Fenattel, or with the Interstate Federation of Telecommunications Workers (Federação Interestadual dos Trabalhadores em Telecomunicações), or Fittel. Some employees in particular job categories are affiliated with other unions specific to such categories. We have never experienced a strike that had a material effect on our operations.

Employee Benefits

Pension Benefit Plans

Sistel Plan

Sistel is a private pension fund created by Telebrás in November 1977 to supplement the benefits provided by the federal government to employees of the former Telebrás System. Since the privatization of Telebrás, Sistel has been sponsored by the fixed-line telecommunications companies that resulted from the privatization of Telebrás, including Brasil Telecom Holding. Sistel is self-funded and no longer admits new members. Although we no longer make contributions to Sistel, we are jointly and severally responsible, along with other fixed-line telecommunications companies, for 100% of any insufficiency in payments owed to members of the Sistel Benefits Plan (Plano de Benefícios da Sistel), or PBS-A social security plan. As of December 31, 2008, the PBS-A plan had R$6,828 million of plan assets and the Medical Assistance Plan to the Retired (Plano de Assistência Médica ao Aposentado), or PAMA, a health-care plan managed by Sistel had R$614 million of assets.

Fundação 14 (TCSPREV Plan)

In 2000, we began sponsoring the TCSPREV Plan, a private pension plan offered to employees that participated in the Sistel Plan and new employees who were employed after the privatization of the Telebrás System. Members of the TCSPREV Plan have two categories of benefits: (1) risk benefits, which are funded according to the defined benefit method; and (2) programmable benefits, which are funded according to the defined contribution method. We are responsible for any deficits incurred at the TCSPREV Plan according to the existing proportion of the contributions we make to this plan. We also provide a health assistance plan to retired employees. As of December 31, 2008, the TCSPREV Plan had R$823 million of plan assets. During 2008, we did not make any contributions to the TCSPREV Plan.

Fundação BrTPREV Plan

In 2000, as a result of our acquisition of CRT, we assumed responsibility for retirement benefits to CRT’s employees. In October 2002, 96% of the CRT employees and retirees migrated to the BrTPREV Plan, a defined contribution and settled benefit plan that was closed to new participants in February 2005. As of December 31, 2008, the BrTPREV Plan had R$856 million of plan assets. The BrTPREV Plan has an existing deficit that is being amortized over 20 years. Since February 2003, we have been making additional monthly contributions to the BrTPREV Plan to reduce this deficit, which totaled R$753 million as of December 31, 2008. During 2008, we contributed R$100 million to the BrTPREV Plan, not including the additional monthly contributions.

For more information on our pension benefit plans, see notes 29 and 37 to our audited consolidated financial statements included elsewhere in this annual report.

Medical, Dental and Employee Assistance Benefits

We provide our employees with medical and dental assistance, pharmacy and prescription drug assistance, group life insurance and meal, food and transportation assistance. We and our employees cover the costs of these benefits on a shared basis. In 2008, we contributed R$26 million to the medical and dental assistance and medicine plans, R$47 million for the Worker’s Food Program (Programa de Alimentação do Trabalhador), or PAT, and R$22 million to the other benefits programs.

We also provide health care benefit for retirees and pensioners under the PAMEC-BrT plan. The contributions for PAMEC-BrT were fully paid in July 1998. In November 2007, the assets and liabilities of PAMEC-BrT were transferred from Fundação 14 to us and we began managing the plan. As a result of the transfer, we do not recognize assets to cover current expenses and we fully recognize the actuarial obligations as liabilities.

Profit Sharing Plans

Our collective bargaining agreements with several labor unions require us to pay bonuses to employees who reach certain operational targets. As of December 31, 2008, we had provisioned R$99 million to be distributed in bonuses with respect to 2008.

Education and Training

We contribute to the professional qualification of our employees by offering training for the development of organizational and technical skills. Approximately 1.5 million hours of distance education training were offered in 2008 to Brasil Telecom and third-party employees. In order to meet the demand for technical training, we supported our second group of employees pursuing advanced degrees in engineering at the Universidade de Brasília.

In 2008, the Program of MBA Scholarships, administered in conjunction with the Brazilian Capital Markets University (Instituto Brasileiro de Mercado de Capitais), or IBMEC, in Rio de Janeiro and the Federal District of Brasília, provided 37 employees from all over Brazil with scholarships to improve their technical and managerial performance at our company. In 2008, approximately R$7.8 million was invested in the qualification and training of our employees.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Brasil Telecom has two outstanding classes of share capital: common shares and preferred shares with no par value. Generally, only Brasil Telecom’s common shares have voting rights. Brasil Telecom’s preferred shares have voting rights only in exceptional circumstances.

As of July 6, 2009, Brasil Telecom had 249,597,049 issued common shares and 311,353,239 issued preferred shares, including 13,231,556 preferred shares held in treasury.

At July 6, 2009, we had approximately 416,893 shareholders, including 35 U.S. resident holders of our common shares and approximately 176 U.S. resident holders of our preferred shares (including Citibank, N.A., as depositary under our ADR facility). At July 6, 2009, there were 1,663 common shares and 34,156,398 preferred shares (including preferred shares represented by ADSs) held by U.S. resident holders.

The following table sets forth information concerning the ownership of our common shares and preferred shares at July 6, 2009, by each person whom we know to be the owner of more than 5% of our outstanding common shares and our outstanding preferred shares, and by all of our directors and executive officers as a group. Except for the shareholders listed below, we are not aware of any other of our shareholders holding more than 5% of any class of our share capital. Our principal shareholders have the same voting rights with respect to each class of our shares that they own as other holders of shares of that class.

	Common Shares		Preferred Shares		Total
Name	Number of Shares	%	Number of Shares	%	Number of Shares	%
Brasil Telecom Participações S.A.	247,317,180	99.1	120,991,021	40.6	368,228,201	67.2
Solpart(1)	247,317,180	99.1	120,991,021	40.6	368,228,201	67.2
Invitel (2)	247,317,180	99.1	120,991,021	40.6	368,228,201	67.2
Copart 1 Participações S.A.(3)	247,317,180	99.1	120,991,021	40.6	368,228,201	67.2
Copart 2 Participações S.A.	630,872	0.3	58,956,665	19.8	59,587,537	10.9
Coari Participações S.A.(4)	247,948,052	99.3	179,867,686	57.8	427,815,738	78.1
Telemar Norte Leste S.A.(5)	247,948,052	99.3	179,867,686	57.8	427,815,738	78.1
Tele Norte Leste Participações S.A. (6)	247,948,052	99.3	179,867,686	57.8	427,815,738	78.1
Telemar Participações S.A.(7)	247,948,052	99.3	179,867,686	57.8	427,815,738	78.1
All directors, fiscal council members, their alternates and executive officers as a group (22 persons)	—	—	61,383	*	61,383	*

*	less than 1%

(1)	Represents 247,317,180 common shares and 120,991,021 preferred shares held by Brasil Telecom Holding. Solpart disclaims ownership of our shares owned by Brasil Telecom Holding other than with respect to its proportionate interest in these shares.

(2)	Represents 247,317,180 common shares and 120,991,021 preferred shares held by Brasil Telecom Holding. Invitel owns 100% of the outstanding shares of Solpart. Invitel disclaims ownership of our shares owned by Brasil Telecom Holding other than with respect to its proportionate interest in these shares.

(3)	Represents 247,317,180 common shares and 120,991,021 preferred shares held by Brasil Telecom Holding. Copart 1 Participações S.A. owns all of the issued and outstanding shares of Invitel and directly owns 52,638,063 common shares and 76,645,842 preferred shares of Brasil Telecom Holding. Copart 1 Participações S.A. disclaims ownership of our shares owned by Brasil Telecom Holding other than with respect to its proportionate interest in these shares.

(4)	Represents 247,317,180 common shares and 120,991,021 preferred shares held by Brasil Telecom Holding and 630,872 common shares and 58,956,665 preferred shares held by Copart 2 Participações S.A. Coari Participações S.A. owns all of the issued and outstanding shares of Copart 1 Participações S.A. and Copart 2 Participações S.A. Coari Participações S.A. disclaims ownership of our shares owned by Brasil Telecom Holding other than with respect to its proportionate interest in these shares.

(5)	Represents 247,317,180 common shares and 120,991,021 preferred shares held by Brasil Telecom Holding and 630,872 common shares and 58,956,665 preferred shares held by Copart 2 Participações S.A. Telemar owns all of the issued and outstanding shares of Coari Participações S.A. Telemar disclaims ownership of our shares owned by Brasil Telecom Holding other than with respect to its proportionate interest in these shares.

(6)	Represents 247,317,180 common shares and 120,991,021 preferred shares held by Brasil Telecom Holding and 630,872 common shares and 58,956,665 preferred shares held by Copart 2 Participações S.A. TNL owns 97.4% of the common shares and 70.1% of the preferred shares of Telemar, representing 82.0% of the outstanding share capital of Telemar. TNL disclaims ownership of our shares owned by Brasil Telecom Holding other than with respect to its proportionate interest in these shares.

(7)	Represents 247,317,180 common shares and 120,991,021 preferred shares held by Brasil Telecom Holding and 630,872 common shares and 58,956,665 preferred shares held by Copart 2 Participações S.A. TmarPart owns 53.7% of the common shares of TNL, representing 17.9% of the outstanding share capital of TNL, and 10.0% of the preferred shares of Telemar, representing 5.5% of the outstanding share capital of Telemar. TmarPart disclaims ownership of our shares owned by Brasil Telecom Holding other than with respect to its proportionate interest in these shares.

Changes in Share Ownership

Telemar Agreement to Purchase Invitel

On April 25, 2008, each of the shareholders of Invitel and Banco de Investimentos Credit Suisse (Brasil) S.A., or Credit Suisse, as agent on behalf of Telemar, acting as principal, entered into the Share Purchase Agreement, under which Credit Suisse agreed to purchase all of the outstanding shares of Invitel and certain shares of Brasil Telecom Holding owned by the shareholders of Invitel.

Open Market Purchases of Preferred Shares of Brasil Telecom Holding and Brasil Telecom

Between April 25, 2008 and June 17, 2008, (1) Copart 1 Participações S.A., a subsidiary of Telemar which we refer to as Copart 1, acquired 55,819,400 preferred shares of Brasil Telecom Holding, representing 24.3% of the outstanding preferred shares of Brasil Telecom Holding and 15.4% of the share capital of Brasil Telecom Holding, for an aggregate purchase price of R$1,425 million in transactions conducted over the BOVESPA, and (2) Copart 2 Participações S.A., a subsidiary of Telemar which we refer to as Copart 2, acquired 45,590,200 our preferred shares, representing 15.3% of our outstanding preferred shares and 8.3% of our share capital, for an aggregate purchase price of R$898 million in transactions conducted over the BOVESPA.

Tender Offers for Preferred Shares of Brasil Telecom Holding and Brasil Telecom

On June 19, 2008, (1) Copart 1 announced the commencement of a voluntary tender offer for up to 20,826,442 preferred shares of Brasil Telecom Holding at a purchase price of R$30.47 per share, and (2) Copart 2 announced the commencement of a voluntary tender offer for up to 13,366,365 of our preferred shares at a purchase price of R$23.42 per share. The auctions with respect to these tender offers took place on the BOVESPA on July 22, 2008. In the auctions, (1) Copart 1 acquired 20,826,442 preferred shares of Brasil Telecom Holding, representing 9.1% of the outstanding preferred shares of Brasil Telecom Holding and 5.7% of the outstanding share capital of Brasil Telecom Holding, for an aggregate purchase price of R$635 million, and (2) Copart 2 acquired 13,366,365 of our preferred shares, representing 4.5% of our outstanding preferred shares and 2.4% of our outstanding share capital, for an aggregate purchase price of R$313 million.

Closing of the Share Purchase Agreement

On November 21, 2008, pursuant to an Agency Agreement between Telemar and Credit Suisse, Credit Suisse assigned all of its rights and obligations under the Share Purchase Agreement to Telemar and Telemar assumed these rights and obligations. On January 8, 2009, Copart 1 acquired all of the outstanding shares of Invitel and 12,185,836 common shares of Brasil Telecom Holding owned by the shareholders of Invitel for an aggregate purchase price of R$5,371 million.

Tender Offers for Common Shares of Brasil Telecom Holding and Brasil Telecom

Under Article 254-A of the Brazilian Corporation Law and CVM Instruction No. 361, of March 5, 2002, as amended, Telemar is required to offer to purchase any and all common shares of Brasil Telecom Holding and our company held by public shareholders as a result of Telemar’s acquisition of control over Brasil Telecom Holding and our company.

On May 22, 2009, (1) Copart 1 announced the commencement of a mandatory tender offer for any and all outstanding common shares of Brasil Telecom Holding at a purchase price of R$61.63 per share (adjusted by the fluctuation in average daily rate of the CDI, from January 8, 2009 until the date payment is made), and (2) Copart 2 announced the commencement of a mandatory tender offer for any and all of our outstanding common shares at a purchase price of R$57.76 per share (adjusted by the fluctuation in average daily rate of the CDI from January 8, 2009 until the date payment is made).

The auctions with respect to these tender offers took place on the BOVESPA on June 23, 2009. In the auctions, (1) Copart 1 acquired 40,452,227 common shares of Brasil Telecom Holding, representing 30.5% of the outstanding common shares of Brasil Telecom Holding and 11.2% of the outstanding share capital of Brasil Telecom Holding, for an aggregate purchase price of R$2,618 million, and (2) Copart 2 acquired 630,872 common shares of Brasil Telecom, representing 0.3% of the outstanding common shares of Brasil Telecom and 0.1% of the outstanding share capital of Brasil Telecom, for an aggregate purchase price of R$38 million.

The Corporate Reorganization

Telemar has announced that following the completion of the mandatory tender offers, Telemar intends to conduct a corporate reorganization of its subsidiaries that control our company for the purpose of simplifying its corporate structure. As part of this reorganization, Telemar intends to cause (1) the merger (incorporação) of Brasil Telecom Holding with and into our company, (2) a mandatory share exchange (incorporação de ações) to be completed between our company and Coari Participações S.A., and (3) the merger (incorporação) of Coari Participações S.A. with and into Telemar In connection with the proposed share exchange and mergers, Telemar plans to file or cause to be filed with the SEC (1) one or more registration statements on Form F-4, containing a prospectus which will be mailed to the shareholders of Brasil Telecom, and (ii) other documents regarding the proposed share exchange and mergers. We urge investors and security holders to carefully read the relevant prospectus and other relevant materials when they become available as they will contain important information about the proposed share exchange and mergers. Investors and security holders will be able to obtain the documents filed with the SEC regarding the proposed share exchange and mergers, when available, free of charge on the SEC’s website at www.sec.gov or from Telemar. We believe that shares of Telemar to be received by our shareholders as a result of the share exchange and the mergers will be significantly more liquid on the BOVESPA and the NYSE than the shares currently held by our shareholders.

TmarPart

TmarPart has two outstanding classes of share capital: common shares and preferred shares with no par value. Generally, only TmarPart’s common shares have voting rights. TmarPart’s preferred shares have voting rights only in exceptional circumstances.

Certain of TmarPart’s shareholders are parties to shareholders’ agreements that address, among other matters, (1) voting rights at TmarPart shareholders’ meetings and (2) rights of first refusal and preemptive rights for disposal and purchase. See “—TmarPart Shareholders’ Agreements.”

The following table sets forth information concerning the ownership of the common shares and preferred shares of TmarPart as of July 6, 2009.

	Common Shares		Preferred Shares		Total
Name	Number of Shares	%	Number of Shares	%	Number of Shares	%
BNDES Participações S.A.	858,225,280	31.4	1,000,000	100.0	859,225,280	31.4
Fiago Participações S.A.(1)	683,147,324	25.0	—	—	683,147,324	25.0
L.F. Tel S.A.	529,095,885	19.3	—	—	529,095,882	19.3
AG Telecom Participações S.A.(2)	529,095,885	19.3	—	—	529,095,885	19.3
Fundação Atlântico de Seguridade Social.	137,316,044	5.0	—	—	137,316,044	5.0
Others	10	*	—	—	10	*

*	less than 1%

(1)	Fiago Participações S.A. is a party to the Global Shareholders Agreement described below under “—TmarPart Shareholders’ Agreements,” but does not exercise its voting rights.

(2)	Represents direct ownership of 352,730,588 common shares owned by AG Telecom and indirect ownership of 176,365,294 common shares held by Luxemburgo Participações S.A., a subsidiary of AG Telecom.

The following is a brief description of the principal shareholders of TmarPart:

BNDES Participações S.A. is a subsidiary of BNDES, or BNDESPar, which offers long-term financing to Brazilian companies to contribute to the country’s development. BNDESPar is dedicated to strengthening the capital structure of private companies in Brazil and developing the capital markets in Brazil in a manner that is consistent with the operational priorities and policies established by BNDES. See “—Related Party Transactions—BNDES Facilities.”

Fiago Participações S.A., or Fiago, is a holding company that invests in other companies. Fiago was established on January 23, 1998 to invest in companies emerging from the privatization of Telebrás and is a wholly-owned subsidiary of FCF Fundo de Investimento de Ações S.A., or FCF. FCF is owned by five Brazilian pension funds: Caixa de Previdência dos Funcionários do Banco do Brasil—Previ, or PREVI, which owns 51.9% of the share capital of FCF; Fundação Atlântico de Seguridade Social, or FASS, which owns 26.0% of the share capital of FCF; Fundação dos Economiários Federais—Funcef, or FUNCEF, which owns 8.2% of the share capital of FCF; PETROS, which owns 8.0% of the share capital of FCF; and Fundação Embratel de Seguridade Social—Telos, or TELOS, which owns 6.0% of the share capital of FCF.

L.F. Tel S.A. is a subsidiary of La Fonte Telecom S.A., a holding company that is part of the Jereissati Group. The Jereissati Group partially owns and manages nine shopping malls in the Southern and Southeastern regions of Brazil. In 1997, the Jereissati Group made its first investment in the telecommunications sector by acquiring a small stake in the Band B telephone mobile operators Americel and Telet, which it sold in 2001. L.F. Tel has then been investing in telecommunications in Brazil through TNL and its subsidiaries.

AG Telecom Participações S.A. is a subsidiary of Andrade Gutierrez S.A. responsible for managing the telecommunications business of the Andrade Gutierrez Group. This Group is focused on three core businesses: (1) engineering and construction work in Brazil and abroad; (2) public concessions in Brazil; and (3) telecommunications in Brazil.

Fundação Atlântico de Seguridade Social is a private supplementary pension entity that TNL incorporated in August 2004, and which manages private pension plans for the benefit of the employees of TNL and its subsidiaries.

On April 25, 2009, TmarPart announced that its shareholders had agreed to a restructuring of their holdings of TmarPart. Upon the effectiveness of this restructuring, (1) Fiago will distribute the TmarPart shares that it holds to PREVI, PETROS, FUNCEF and FASS; and (2) BNDESPar will conduct an auction for a portion of its common shares of TmarPart, in which PETROS, FUNCEF and PREVI will have the opportunity to increase their total aggregate shareholdings of TmarPart to 10%, 10% and 12.5%, respectively.

The following table sets forth information announced by TmarPart concerning the ownership of the common shares and preferred shares of TmarPart following this restructuring. As of July 6, 2009, this restructuring had not occurred.

	Common Shares		Preferred Shares		Total
Name	Number of Shares	%	Number of Shares	%	Number of Shares	%
AG Telecom Participações S.A.(1)	529,095,885	19.3	—	—	529,095,885	19.3
L.F. Tel S.A.	529,095,885	19.3	—	—	529,095,882	19.3
BNDES Participações S.A.	462,234,643	16.9	1,000,000	100.0	463,234,643	16.9

	Common Shares		Preferred Shares		Total
Name	Number of Shares	%	Number of Shares	%	Number of Shares	%
Caixa de Previdência dos Funcionários do Banco do Brasil—Previ	354,485,146	13.0	—	—	354,485,146	13.0
Fundação Atlântico de Seguridade Social	314,592,775	11.5	—	—	314,592,775	11.5
Fundação dos Economiários Federais—Funcef	273,704,271	10.0	—	—	273,704,271	10.0
Fundação Petrobrás de Seguridade Social—Petros	273,671,814	10.0	—	—	273,671,814	10.0
Others	10	*	—	—	10	*

*	less than 1%

(1)	Represents direct ownership of 352,730,588 common shares owned by AG Telecom and indirect ownership of 176,365,294 common shares held by Luxemburgo Participações S.A., a subsidiary of AG Telecom.

TmarPart Shareholders’ Agreements

On April 25, 2008, TmarPart’s shareholders entered into two shareholders’ agreements. We refer to the Shareholders’ Agreement among AG Telecom, L.F. Tel, Asseca Participações S.A., or Asseca, BNDESPar, Fiago, and FASS as parties, with TmarPart, PREVI, PETROS, FUNCEF and Andrade Gutierrez Investimentos em Telecomunicações S.A., as intervening parties, as the Global Shareholders’ Agreement. We refer to the Shareholders’ Agreement among AG Telecom, L.F. Tel, Asseca and FASS as parties, with TmarPart and Andrade Gutierrez Investimentos em Telecomunicações S.A., as intervening parties, as the Control Group Shareholders’ Agreement.

On June 20, 2008, the 352,730,590 common shares of TmarPart owned by Asseca were distributed to L.F. Tel and Andrade Gutierrez Investimentos em Telecomunicações S.A., with each receiving 176,365,295 common shares of TmarPart. As a result, Asseca is no longer a shareholder of TmarPart and has no rights under the Global Shareholders’ Agreement or the Control Group Shareholders’ Agreement.

Global Shareholders’ Agreement

The initial term of the Global Shareholders’ Agreement expires on the later of April 25, 2048 and the expiration date of the last to expire of the concessions or authorizations held by TmarPart or its subsidiaries. The term of the Global Shareholders’ Agreement may be extended for successive periods of 10 years with the consent of each of the parties thereto.

The parties to the Global Shareholders’ Agreement have agreed to the following provisions with respect to elections of members of the boards of directors and executive officers, and the voting of their shares, of TNL, Telemar, Brasil Telecom Holding and Brasil Telecom and each of TNL’s other subsidiaries that have annual net operating revenues equal to or greater than R$100 million, which we refer to as the controlled subsidiaries:

•	AG Telecom, L.F. Tel, and FASS will together have the right to designate a majority of the members of the board of directors of each of the controlled subsidiaries.

•

Each increment of 9% of the voting share capital of TmarPart held by each of AG Telecom, L.F. Tel, BNDESPar, Fiago, and FASS will entitle that party to designate one member of the board of directors of each of the controlled subsidiaries and his or her alternate.

•	AG Telecom, L.F. Tel, BNDESPar, Fiago, and FASS will together, through rules outlined in the Global Shareholders’ Agreement, select the chief executive officers of each of the controlled subsidiaries.

•	The chief executive officer of TNL will select the other executive officers of TNL.

•	The chief executive officer of TNL in conjunction with the chief executive officer of each of the other controlled subsidiaries will select the other executive officers of that controlled subsidiary.

•	BNDESPar and Fiago will together have the right to designate one member to the Fiscal Council of each of the controlled subsidiaries.

•

Following the anticipated distribution of the TmarPart shares held by Fiago to PREVI, PETROS and FUNCEF, these pension funds will be entitled to aggregate their shares with BNDESPar to determine their eligibility to exercise the rights described above.

•

AG Telecom, L.F. Tel, BNDESPar, Fiago, and FASS will hold pre-meetings prior to meetings of shareholders and of the boards of directors of the controlled subsidiaries and will vote their TmarPart shares and instruct their representatives on the these boards of directors to vote in accordance with the decisions made at the pre-meetings.

Under the Global Shareholders’ Agreement, each of the parties has agreed:

•

not enter into other shareholders’ agreements with respect to its TmarPart shares, other than the Control Group Shareholders’ Agreement, and not to amend the Control Group Shareholders’ Agreement without the consent of all parties to the Global Shareholders’ Agreement;

•	not to grant any liens on any of its TmarPart shares;

•	to grant a right of first refusal and tag along rights to the other parties to the Global Shareholders’ Agreement with respect to any sale of its TmarPart shares; and

•	to sell its TmarPart shares to the other parties to the Global Shareholders’ Agreement in the event of a transfer of control of such shareholder.

Control Group Shareholders’ Agreement

The initial term of the Control Group Shareholders’ Agreement expires on April 25, 2048 and may be extended for successive periods of 10 years with the consent of each of the parties thereto.

Under the Control Group Shareholders’ Agreement, each of the parties has agreed:

•

to hold pre-meetings prior to the pre-meetings to be held pursuant to the Global Shareholders’ Agreement and to vote their TmarPart shares in accordance with the decisions made at such pre-meetings; and

•	not to enter into other shareholders’ agreements, other than the Global Shareholders’ Agreement; and

•	that any TmarPart shares sold by a party to the Control Group Shareholders’ Agreement to any other party to this agreement will remain subject to this agreement.

Related Party Transactions

The following summarizes the material transactions that we have engaged in with our principal shareholders and their affiliates since January 1, 2008.

Under the Brazilian Corporation Law, each of our directors, their alternates and our executive officers cannot vote on any matter in which they have a conflict of interest and such transactions can only be approved on reasonable and fair terms and conditions that are no more favorable than the terms and conditions prevailing in the market or offered by third parties. However, if one of our directors is absent from a meeting of our board of directors, that director’s alternate may vote even if that director has a conflict of interest, unless the alternate director shares that conflict of interest or has another conflict of interest.

Brasil Telecom Holding

Brasil Telecom Holding guarantees our payment obligations under outstanding debentures and certain of our BNDES financings. In 2008, we recorded expenses in favor of Brasil Telecom Holding in the amount of R$9 million related to these guarantees. In addition, Brasil Telecom Holding guarantees certain of our insurance policies and contractual liabilities. In 2008, we recorded expenses in favor of Brasil Telecom Holding in the amount of R$0.1 million related to these guarantees.

BNDES Facilities

For a description of our credit facilities with BNDES, see “Item 5. Operating and Financial Review and Prospects—Indebtedness and Financing Strategy—Long-Term Indebtedness.” For other information about these agreements, see note 25 to our audited consolidated financial statements included elsewhere in this annual report.

Telemar

The Brazilian General Telecommunications Law requires all telecommunications service providers to interconnect their networks with those of other providers on a non-discriminatory basis. As a result, our company, on the one hand, and Telemar and its subsidiaries, on the other hand, make certain interconnection payments to each other on terms established by ANATEL. In 2008, Telemar and its subsidiaries paid an aggregate of R$291 million to us and we paid an aggregate of R$124 million to Telemar and its subsidiaries related to interconnection payments. See “Item 4. Information on the Company—Our Services—Network Usage Service (Interconnection Services).”

In March 2009, we acquired private debentures issued by Telemar. The outstanding principal amount of these debentures is payable at maturity in December 2013. These debentures bear interest at a rate of CDI plus 4.0% per annum, payable with the principal at maturity. At March 31, 2009, the outstanding amount of these debentures was R$302 million.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

Legal Proceedings

General

We are a party to certain legal proceedings arising in the normal course of business, including civil, administrative, tax, social security and labor proceedings. We classify our risk of loss in legal proceedings as “remote,” “possible” or “probable,” and we only record provisions for reasonably estimable probable losses, as determined by our management. As of December 31, 2008, the total estimated amount in controversy for those proceedings in respect of which the risk of loss was deemed probable or possible totaled approximately R$4,974 million, and we had established provisions of R$1,449 million as of that date.

The composition of our provisions for legal contingencies is as follows as of the dates indicated:

Type of Legal Proceeding	As of December 31,
	2006	2007	2008
	(in millions of R$)
Tax	175	368	270
Civil (1)	346	399	752
Labor	487	422	427

Total	1,008	1,189	1,449

(1)	Includes fines imposed by ANATEL.

Our provisions for legal contingencies are subject to monthly monetary adjustments. For a detailed description of our provisions for contingencies, see note 28 to our audited consolidated financial statements included elsewhere in this annual report.

As the result of Telemar’s acquisition of control of our company in January 2009, we have changed our criteria for estimating probable losses in connection with labor proceedings and the recognition of ICMS tax credits in order to align our policies with those of Telemar. As a result, we have recorded additional provisions for labor proceedings and tax proceedings in 2009 in the amount of R$325 million and R$387 million, respectively.

Additionally, as a result of certain judicial decisions in 2009, we have reclassified the probability of loss in certain civil proceedings involving CRT, the leading fixed-line telecommunications service company in the State of Rio Grande do Sul that we acquired in 2000, from possible to probable. As a result, we have recorded an additional provision in 2009 in the amount of R$1,153 million in connection with these proceedings.

Tax Proceedings

As of December 31, 2008, the total estimated contingency in connection with tax proceedings against us in respect of which the risk of loss was deemed probable or possible totaled R$1,942 million, and we had recorded provisions of R$270 million related to these proceedings.

Value-Added State Taxes (ICMS)

Under the regulations governing the ICMS, in effect in all Brazilian states, telecommunications companies must pay ICMS on every transaction involving the sale of telecommunications services they provide. We may record ICMS credits for each of our purchases of operational assets. The ICMS regulations allow us to apply the credits we have recorded for the purchase of operational assets to reduce the ICMS amounts we must pay when we sell our services.

We have received various tax assessments challenging the amount of tax credits that we recorded to offset the ICMS amounts we owed. Most of the tax assessments are based on two main issues: (1) whether ICMS is due on those services subject to the Local Service Tax (Imposto Sobre Serviços de Qualquer Natureza), or ISS; and (2) whether some of the assets we have purchased are related to the telecommunications services provided, and, therefore, eligible for an ICMS tax credit. A small part of the assessments that are considered to have a probable risk of loss are related to: (1) whether certain revenues are subject to ICMS tax or ISS tax; (2) offset and usage of tax credits on the purchase of goods and other materials, including those necessary to maintain the network; and (3) assessments related to non-compliance with certain ancillary (non-monetary) obligations.

As of December 31, 2008, we deemed the risk of loss as possible with respect to approximately R$856 million of these assessments and we had recorded provisions in the amount of R$184 million for those assessments in respect of which we deemed the risk of loss as probable.

As the result of Telemar’s acquisition of control of our company in January 2009, we have changed our criteria for recording ICMS tax credits in order to align our policies with those of Telemar. As a result, we have recorded additional provisions in 2009 in the amount of R$387 million in connection with these proceedings.

Local Service Tax (ISS)

We have received various tax assessments claiming that we owe ISS taxes on supplementary services. We have challenged these assessments on the basis that ISS taxes should not be applied to supplementary services (such as, among others things, equipment leasing and technical and administrative services) provided by telecommunications service providers, because these services do not clearly fit into the definition of “telecommunications services.”

As of December 31, 2008, we deemed the risk of loss as possible with respect to approximately R$179 million of these contingencies and the risk of loss as remote with respect to R$105 million of these contingencies.

Contributions to the INSS

Pursuant to Brazilian social security legislation, companies must pay contributions to the National Social Security Institute (Instituto Nacional do Seguro Social), or INSS, based on their payroll. In the case of outsourced services, the contracting parties must, in certain circumstances, withhold the social contribution due from the third-party service providers and pay the retained amounts to the INSS. In other cases, the parties are jointly and severally liable for contributions to the INSS. Assessments have been filed against us in connection with social security contributions allegedly due, totaling R$274 million of estimated contingencies in respect of which we deemed the risk of loss as possible as December 31, 2008. As of that date, we had recorded provisions of R$11 million in connection with these assessments.

Other Taxes

The Brazilian federal tax authorities are seeking to collect from us the CSLL and IRPJ based on the taxable events that we used to calculate these taxes. We are also a defendant in several public class actions filed by the Public Attorney’s Office and the National Association for the Defense of Credit Card Consumers (Associação Nacional de Defesa dos Consumidores de Cartão de Crédito) that aim to suspend the PIS/COFINS charged to users of telecommunications services. As of December 31, 2008, we classified claims in the amount of R$272 million as having a possible risk of loss and we had recorded provisions in the amount of R$66 million in respect of those assessments for which we classified the risk of loss as probable.

FUST

FUST is a fund that was established to promote the expansion of telecommunications services to non-commercially viable users. Due to a change by ANATEL in the basis for calculation of FUST, as of December 31, 2008, we had provisioned R$3 million for additional contributions to this fund. The amount involved in the FUST proceedings totaled R$90 million. With respect to the calculation of the contribution to FUST, the Brazilian Association of Fixed-Line Companies (Associação Brasileira das Empresas de Telefonia Fixa) of which we are members, filed a lawsuit to request a review of the applicable legislation.

REFIS

In November 2000, we formalized our participation in the Tax Payment Program (Programa de Recuperação Fiscal), or REFIS, a program established to permit payment of tax debts on an installment basis. We began paying installments of outstanding administrative taxes and INSS in the aggregate amount of R$75 million. As of December 31, 2006, we had fully paid the amounts outstanding under the REFIS program; however, the Brazilian federal authorities did not deem paid certain amounts that were paid with tax credits we held. Therefore, as of December 31, 2008, we had recorded provisions in the amount of R$13 million in connection with this dispute.

In 2004, we formalized our participation in REFIS II, the Special Alternative Payment Program (Parcelamento Especial), or PAES, with respect to certain outstanding federal taxes and commenced payment of such taxes. The Brazilian federal tax authorities challenged the amount included in the PAES program, which totaled R$73 million. We consider the risk of loss with respect to the federal tax authorities’ challenge of the amount to be remote and therefore had not recorded any provisions in respect thereof as of December 31, 2008.

Civil Claims

As of December 31, 2008, the total estimated contingency in connection with civil claims against us, including ANATEL proceedings, in respect of which the risk of loss was deemed possible or probable totaled R$1,973 million, and we had recorded provisions of R$752 million related to these claims as of that date.

Administrative Proceedings

We are subject to administrative proceedings brought by ANATEL, which primarily relate to the establishment of customer service kiosks, the failure to achieve certain goals defined in the General Plan on Universal Service relating to the installation of individual access lines, and compliance with ANATEL rules relating to technical support for wireless internet users. As of December 31, 2008, the total estimated contingency in connection with administrative proceedings against us in which we deemed the risk of loss as probable or possible totaled R$312 million, all of which relates to ANATEL proceedings, and we had recorded provisions of R$149 million related to these proceedings in respect of which we deemed the risk of loss as probable.

CRT

We are subject to various civil claims as the successor entity to CRT, which we acquired in 2000. The claims, filed in 1998 and 1999, allege: (1) error in the sale of CRT’s share capital; (2) the illegality of bidding procedure No. 04/98; (3) errors in the calculation of the number of shares offered; (4) procedural nonconformities in the shareholders’ meeting that approved the sale of shares of CRT; and (5) errors in the valuation of the shares of CRT. The estimated amount of these claims as of December 31, 2008 was approximately R$663 million. Because we considered the risk of loss in these proceedings as remote, we had not recorded provisions for these amounts.

As successor to CRT, we are also a defendant in several claims filed by users of telephone lines in the State of Rio Grande do Sul. The claimants allege that CRT did not grant them the shares they were entitled to under participation agreements entered into with CRT. We have been ordered to pay certain claimants and, as of December 31, 2008, the total estimated contingency in connection with these claims totaled R$584 million. As of that date, we had recorded provisions in the amount of R$261 million in respect of the portion of claims we considered as having a probable risk of loss.

As a result of certain judicial decisions in 2009, we have reclassified the probability of loss in connection with certain proceedings involving CRT from possible to probable. As a result, we have recorded an additional provision in 2009 in the amount of R$1,153 million in connection with these proceedings.

Splice do Brasil — Telecomunicações e Eletrodomésticos Ltda.

Splice do Brasil — Telecomunicações e Eletrodomésticos Ltda., or Splice, has brought an action against us in connection with a contractual dispute over pricing terms. The lower courts rendered a decision favorable to Splice; however, the lower court decision is limited to the determination of the method of calculation, which will be calculated by a court-appointed accountant. This decision nevertheless clarifies the amount of damages that Splice would be entitled to if it ultimately prevails. We have appealed the lower court’s decision. As of the date of this annual report, a final decision has not been rendered. As of December 31, 2008, we considered the risk of loss in connection with this proceeding as probable and therefore had recorded a provision amounting to R$56 million in connection with this claim.

Community Telephone Program

As successor to Telecomunicações do Mato Grosso do Sul S.A. – Telems, which was one of the operating companies that Brasil Telecom Holding acquired in the privatization of Telebrás, we, are subject to various civil claims in connection with a telephone program established in that state. As of December 31, 2008, we had classified claims in the amount of R$86 million as having a possible risk of loss for which no provisions had been made. As of that date, we had recorded provisions in the amount of R$46 million for those claims in respect of which we deemed the risk of loss as probable. In addition, we are subject to claims relating to the Community Telephone Program as successor to Telecomunicações de Goiás S.A. – Telegoiás and Telecomunicações do Mato Grosso S.A. – Telemat, which were operating companies that Brasil Telecom Holding acquired in the privatization of Telebrás. As of December 31, 2008, we had classified claims by customers of Telegóias and Telemat in the amount of R$309 million as having a possible risk of loss for which no provisions had been made. As of that date, we had recorded provisions in the amount of R$24 million for those claims by customers of Telegóias and Telemat in respect of which we deemed the risk of loss as probable.

Customer Service Centers

We are a defendant in 39 civil class actions filed by the Attorney General of the National Treasury jointly with certain consumer agencies demanding the re-opening of customer service centers. The lower courts rendered decisions unfavorable to us in 24 of these civil class actions, and we have appealed these decisions. As of December 31, 2008, we had recorded provisions in the amount of R$18 million in relation to these proceedings.

Subscription Fees

We are a defendant in several class actions and individual claims which contest the legality of the subscription fees charged for fixed-line services. We have been temporarily prohibited from charging certain monthly fees with respect to 15,674 of the 66,769 claimants. Notwithstanding this temporary prohibition, the superior courts have been rendering decisions that uphold the right to charge subscription fees.

Claims Regarding the Brasil Telecom Trust

In September 2003, Brasil Telecom’s management entered into an Irrevocable Trust Agreement and Declaration, or the Trust Agreement, to constitute a trust for the benefit of Brasil Telecom and transferred to it the rights arising from certain proceedings disclosed in Brasil Telecom’s financial statements. Mr. Roberto Mangabeira Unger, the trustee, was appointed to represent Brasil Telecom’s interests, the sole beneficiary of the trust, in any such proceedings.

In September 2004, a division of the CVM granted a favorable decision on behalf of Brasil Telecom and Brasil Telecom Holding by recognizing the effectiveness of the trust in Brazil. An appeal was filed by the Administrative Council of the CVM.

In July 2006, Brasil Telecom filed a claim with the Probate Court of the Commonwealth of Massachusetts requesting that Professor Claudio M. Considera substitute Mr. Roberto Mangabeira Unger as agent of the trust. CVC/Opportunity Equity Partners Administradora de Recursos Ltda. opposed the request stating that they were entitled to nominate the successor to the trustee. In March 2007, Brasil Telecom filed a second claim before the Probate Court of the Commonwealth of Massachusetts against CVC/Opportunity Equity Partners Administradora de Recursos Ltda. and Mr. Roberto Mangabeira Unger, which was consolidated with the first. The second claim also requested that Brasil Telecom be granted the authority to unilaterally amend the Trust Agreement in order to eliminate Opportunity’s right to nominate the successor to the trust’s agent. Mr. Unger filed counterclaims against us, which was contested by Brasil Telecom by reaffirming its claims against Mr. Unger.

On April 25, 2008, Telemar, Brasil Telecom, Brasil Telecom Holding and its affiliates, the Opportunity Fund and other parties from the Opportunity Group entered into an agreement to settle all pending judicial claims related to the Trust Agreement. Mr. Unger resigned on August 28, 2008, and Brasil Telecom appointed Mr. Filipe Laudo de Camargo as its new trustee. In 2009, the trust was terminated.

Labor Claims

We are a party to a large number of labor claims arising out of the ordinary course of our businesses. We do not believe any of these claims, individually or in the aggregate would have a material effect on our business, financial condition or results of operations if such claims are decided against us. These proceedings generally involve claims for: (1) risk premium payments sought by employees working in dangerous conditions; (2) wage parity claims seeking equal pay among employees who do the same kind of work, within a given period of time, and have the same productivity and technical performance; (3) indemnification payments for, among other things, work accidents, occupational injuries, employment stability, child care allowances and achievement of productivity standards set forth in our collective bargaining agreements; (4) overtime wages; and (5) joint liability allegations by employees of third-party service providers. As of December 31, 2008, the amount at issue in labor claims against us in respect of which the risk of loss was deemed possible or probable totaled R$1,060 million, and we had recorded provisions of R$427 million related to these claims.

As the result of Telemar’s acquisition of control of our company in January 2009, we have changed our criteria for estimating probable losses in connection with labor proceedings in order to align our policies with those of Telemar. As a result, we have recorded additional provisions for labor proceedings in 2009 in the amount of R$325 million.

Claims Relating to Telebrás

The legality of the breakup and privatization of Telebrás has been challenged in numerous legal proceedings, a large majority of which have now been dismissed. A few, however, are still pending. We believe that the final resolution of these proceedings will not have a material adverse effect on our business, financial condition and results of operations.

Telebrás is party to various judicial proceedings and subject to certain other claims and contingencies. Under the terms of the breakup and privatization of Telebrás, Telebrás remains liable for acts committed by Telebrás prior to the date of its breakup and privatization, except for labor and tax related claims, for which Telebrás and its successors (including our company) are jointly and severally liable. We believe that the risk that one of these claims would have a material adverse effect on our company is remote.

Dividends and Dividend Policy

Payment of Dividends

Our dividend distribution policy has historically included the distribution of periodic dividends, based on annual balance sheets approved by our board of directors. When we pay dividends on an annual basis, they are declared at our annual shareholders’ meeting, which we are required by the Brazilian Corporation Law and our bylaws to hold by April 30 of each year. When we declare dividends, we are generally required to pay them within 60 days of declaring them unless the shareholders’ resolution establishes another payment date. In any event, if we declare dividends, we must pay them by the end of the fiscal year for which they are declared. Under Article 9 of Law 9,249/95 and our bylaws, we also may pay interest attributable to shareholders’ equity as an alternative form of dividends upon approval of our board of directors. For a more detailed description of interest attributable to shareholders’ equity, see “—Payment of Dividends and Interest Attributable to Shareholders’ Equity—Interest Attributable to Shareholders’ Equity.”

The following table sets forth the dividends and/or interest attributable to shareholders’ equity paid to holders of our common shares and preferred shares since January 1, 2004 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date.

		Nominal Reais per				US$ equivalent per
Year	Payment Date	Common shares		Preferred Shares		Common shares		Preferred Shares
2004	May 3, 2004(1)	R$	0.4582	R$	0.4582	R$	0.15	R$	0.15
2005	January 13, 2005(1)		0.7134		0.7134		0.2641		0.2641
	January 14, 2005(1)		0.8224		0.8224		0.3037		0.3037
	January 16, 2005(1)		0.4433		0.4433		0.1637		0.1637
2007	May 31, 2007(2)		0.7506		0.7506		0.3891		0.3891
2008	April 16, 2008(3)		1.3840		1.3840		0.8288		0.8288

(1)	Represents interest attributable to shareholders’ equity.

(2)	Represents interest attributable to shareholders’ equity of R$0.6375 (US$0.3305) per common and preferred share, plus dividends of R$0.1131 (US$0.0586) per common and preferred share.

(3)	Represents interest attributable to shareholders’ equity of R$0.6403 (US$0.3834) per common and preferred share, plus dividends of R$0.7437 (US$0.4454) per common and preferred share.

We have also declared, but not yet paid, interest attributable to shareholders’ equity of (1) R$0.4476 per common and preferred share on April 9, 2008, and (2) R$0.1448 per common and preferred share on December 30, 2008, each to be paid by December 31, 2009.

The following discussion summarizes the principal provisions of the Brazilian Corporation Law and our bylaws relating to the distribution of dividends, including interest attributable to shareholders’ equity.

Calculation of Adjusted Net Profits

At each annual shareholders’ meeting, our board of directors is required to recommend how to allocate our net profits for the preceding fiscal year, which recommendation our board of executive officers initially submits to our board of directors for approval. This allocation is subject to approval by our common shareholders. The Brazilian Corporation Law defines “net profits” for any fiscal year as our net income after income taxes for that fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ participation in our net profits in that fiscal year. Under the Brazilian Corporation Law, our adjusted net profits available for distribution are equal to our net profits in any fiscal year, reduced by amounts allocated to our legal reserve and other applicable reserves, and increased by any reversals of reserves that we constituted in prior years.

Our calculation of net profits and allocations to reserves for any fiscal year are determined on the basis of financial statements prepared in accordance with Brazilian GAAP.

Reserve Accounts

Under the Brazilian Corporation Law and our bylaws, we are required to maintain a legal reserve. In addition, we are permitted by the Brazilian Corporation Law to establish the following discretionary reserves:

•

a contingency reserve for an anticipated loss that is deemed probable in future years. Any amount so allocated in a previous year must be reversed in the fiscal year in which the loss had been anticipated if the loss does not occur as projected or charged off in the event that the anticipated loss occurs;

•	a reserve for investment projects, in an amount based on a capital expenditure budget approved by our shareholders;

•	an unrealized income reserve described under “—Mandatory Distributions” below; and

•	a tax incentive investment reserve, included in our capital reserve accounts, in the amount of the reduction in our income tax obligations due to government tax incentive programs.

Allocations to each of these reserves (other than the legal reserve) are subject to approval by our common shareholders voting at our annual shareholders’ meeting.

The Brazilian Corporation Law provides that the legal reserve and the tax incentive investment reserve may be credited to shareholders’ equity or used to absorb losses, but these reserves are unavailable for the payment of distributions in subsequent years. The amounts allocated to the other reserves may be credited to shareholders’ equity and used for the payment of distributions in subsequent years.

Legal Reserve Account

Under the Brazilian Corporation Law and our bylaws, we must allocate 5% of our net profits for each fiscal year to our legal reserve until the aggregate amount of our legal reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which our legal reserve, when added to our other reserves, exceeds 30% of our shareholders’ equity. At December 31, 2008, we had a balance of R$401 million in our legal reserve account.

Capital Reserve Accounts

Under the Brazilian Corporation Law, we are also permitted to record a capital reserve that may be used only (1) to absorb losses which exceed retained earning and profit reserves as defined in the Brazilian Corporation Law, and (2) to redeem or repurchase share capital and/or participation certificates, (3) to increase our capital, or (4) if specified in our bylaws (which currently do not so specify), to pay preferred share dividends. Amounts allocated to our capital reserves are unavailable for the payment of distributions and are not taken into consideration for purposes of determining the mandatory distributable amount. At December 31, 2008, we had a balance of R$1,338 million in our capital reserve accounts.

Dividend Preference of Preferred Shares

Under our bylaws, our preferred shareholders are entitled to a minimum annual non-cumulative preferential dividend, or the Minimum Preferred Dividend, equal to the greater of (i) 6.0% per year of their pro rata share of our capital or (ii) 3.0% per year of the book value of our shareholders’ equity divided by our total number of shares, before dividends may be paid to our common shareholders. Distributions of dividends in any year are made:

•	first, to the holders of preferred shares, up to the amount of the Minimum Preferred Dividend for such year;

•	then, to the holders of common shares, until the amount distributed in respect of each common share is equal to the amount distributed in respect of each preferred share; and

•	thereafter, to the common and preferred shareholders on a pro rata basis.

If the Minimum Preferred Dividend is not paid for a period of three years, holders of preferred shares shall be entitled to full voting rights.

Mandatory Distributions

As permitted by the Brazilian Corporation Law, our bylaws specify that 25% of our adjusted net profits for each fiscal year must be distributed to shareholders as dividends or interest attributable to shareholders’ equity. We refer to this amount as the mandatory distributable amount.

Under the Brazilian Corporation Law, the amount by which the mandatory distributable amount exceeds the “realized” portion of net income for any particular year may be allocated to the unrealized income reserve, and the mandatory distribution may be limited to the “realized” portion of net income. The “realized” portion of net income is the amount by which our net income exceeds the sum of (1) our net positive results, if any, from the equity method of accounting for earnings and losses of our subsidiaries and certain associated companies, and (2) the profits, gains or income obtained on transactions maturing after the end of the following fiscal year. As amounts allocated to the unrealized income reserve are realized in subsequent years, such amounts must be added to the dividend payment relating to the year of realization.

In addition to the mandatory distributable amount, our board of directors may recommend that holders of our common shares approve the payment of additional distributions. Distributions made to holders of our preferred shares are computed in determining whether we have paid the required mandatory distribution. We net any payment of interim distributions against the required mandatory distribution for that fiscal year.

The Brazilian Corporation Law permits us to suspend the mandatory distribution in respect of common shares and preferred shares if our board of directors reports to our annual shareholders’ meeting that the distribution would be incompatible with our financial condition at that time. Our fiscal council must approve any suspension of the mandatory distribution. In addition, our management must report the reasons of any suspension of the mandatory distribution to the CVM. We must allocate net profits not distributed by our company as a result of a suspension to a special reserve and, if not absorbed by subsequent losses, we must distribute these amounts as soon as our financial condition permits. In case our profits reserves, as defined in the Brazilian Corporation Law, exceed our share capital, the excess must be credited to shareholders’ equity or used for the payment of distributions.

Payment of Dividends and Interest Attributable to Shareholders’ Equity

We may pay the mandatory distributable amount as dividends or as interest attributable to shareholders’ equity, which is similar to a dividend but is deductible in calculating our income tax obligations.

Because our shares are issued in book-entry form, dividends with respect to any share are automatically credited to the account holding such share. Shareholders who are not residents of Brazil must register with the Brazilian Central Bank in order for dividends, sales proceeds or other amounts with respect to their shares to be eligible to be remitted outside of Brazil.

The preferred shares underlying the ADSs are held in Brazil by the Depositary, which has registered with the Brazilian Central Bank as the registered owner of our shares. Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the Depositary. The Depositary will then convert such proceeds into dollars and will cause such dollars to be distributed to holders of ADSs. As with other types of remittances from Brazil, the Brazilian government may impose temporary restrictions on remittances to foreign investors of the proceeds of their investments in Brazil, as it did for approximately six months in 1989 and early 1999, and on the conversion of Brazilian currency into foreign currencies, which could hinder or prevent the depositary from converting dividends into U.S. dollars and remitting these U.S. dollars abroad. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Preferred Shares and the ADSs.”

Dividends

We are required by the Brazilian Corporation Law and by our bylaws to hold an annual shareholders’ meeting by April 30 of each year. At our annual shareholders’ meeting, our common shareholders may vote to declare an annual dividend. Our payment of annual dividends is based on our audited financial statements prepared for our preceding fiscal year.

Any holder of record of shares at the time that a dividend is declared is entitled to receive dividends. Under the Brazilian Corporation Law, we are generally required to pay dividends within 60 days after declaring them, unless the shareholders’ resolution establishes another payment date, which, in any case, must occur prior to the end of the fiscal year in which the dividend is declared.

Our board of directors may declare interim dividends based on the accrued profits recorded or the realized profits in our annual or semi-annual financial statements approved by our common shareholders. In addition, we may pay dividends from net income based on our unaudited quarterly financial statements. We may set off any payment of interim dividends against the amount of the mandatory distributable amount for the year in which the interim dividends were paid.

Interest Attributable to Shareholders’ Equity

Brazilian companies, including our company, are permitted to pay interest attributable to shareholders’ equity as an alternative form of payment of dividends to our shareholders. These payments may be deducted when calculating Brazilian income tax and social contribution tax. The interest rate applied to these distributions generally cannot exceed the Long-Term Interest Rate for the applicable period. The amount of interest paid that we can deduct for tax purposes cannot exceed the greater of:

•

50% of our net income (after the deduction of the provision for social contribution tax and before the deduction of the provision for corporate income tax) before taking into account any such distribution for the period for which the payment is made; and

•	50% of the sum of our retained earnings and profit reserves.

Any payment of interest attributable to shareholders’ equity to holders of common shares, preferred shares or ADSs, whether or not they are Brazilian residents, is subject to Brazilian withholding tax at the rate of 15%, except that a 25% withholding tax rate applies if the recipient is a resident of a tax haven jurisdiction. A tax haven jurisdiction is a country (1) that does not impose income tax or whose income tax rate is lower than 20% or (2) which does not permit disclosure of the identity of shareholders of entities organized under its jurisdiction. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations.” Under our bylaws, we may include the amount distributed as interest attributable to shareholders’ equity, net of any withholding tax, as part of the mandatory distributable amount.

Prescription of Payments

Our shareholders have three years to claim dividend distributions made with respect to their shares, as from the date that we distribute the dividends to our shareholders, after which any unclaimed dividend distributions legally revert to us. We are not required to adjust the amount of any distributions for inflation that occurs during the period from the date of declaration to the payment date.

Significant Changes

Other than as disclosed in this annual report, no significant change has occurred since the date of the audited consolidated financial statements included elsewhere in this annual report.

ITEM 9.	THE OFFER AND LISTING

Markets for Our Equity Securities

The principal trading market for our common shares and preferred shares is the BOVESPA, where they are traded under the symbols “BRTO3” and “BRTO4,” respectively. Our common shares and preferred shares began trading on the BOVESPA on July 10, 1992. On November 16, 2001, ADSs representing our preferred shares began trading on NYSE under the symbol “BTM.”

We have registered one class of ADSs with the SEC pursuant to the Securities Act. Each ADS is evidenced by ADRs, each representing three of our preferred shares. On December 31, 2008, there were 6,563,340 ADSs outstanding, representing 19,690,020 preferred shares, or 6.3% of our outstanding preferred shares.

Price History of Our Preferred Shares and the ADSs

The table below sets forth the high and low closing sales prices and the approximate average daily trading volume for our preferred shares on the BOVESPA and the high and low closing sales prices and the approximate average daily trading volume for the ADSs on the NYSE for the periods indicated.

	BOVESPA			NYSE
	Reais per Preferred Share			U.S. dollars per ADS
	Closing Price per Preferred Share		Average Daily Trading Volume (thousands of shares)	Closing Price per ADS		Average Daily Trading Volume (number of ADSs)
	High	Low		High	Low
	(in reais)			(in U.S. dollars)
2004	18.00	9.13	1,335.0	19.19	8.46	21,332
2005	12.59	8.14	1,647.2	17.05	10.50	45,427
2006	10.74	7.08	1,397.1	15.04	9.64	79,805
2007	18.50	9.77	1,354.1	31.32	13.79	92,626
2008	20.94	10.81	1,061.6	37.80	14.45	185,940
2007
First Quarter	11.45	9.48	1,449.0	16.72	13.30	86,617
Second Quarter	14.09	10.84	1,617.9	21.61	15.94	92,290
Third Quarter	17.55	13.70	1,237.5	28.20	22.89	119,260
Fourth Quarter	18.50	15.40	1,104.0	30.35	28.98	81,217
2008
First Quarter	19.61	14.15	1,320.3	35.07	24.36	168,872
Second Quarter	20.94	17.02	1,680.4	37.80	31.93	218,545
Third Quarter	19.39	11.95	678.5	35.88	19.34	220,960
Fourth Quarter	17.50	10.81	594.0	23.80	14.45	135,675
2009
First Quarter	14.80	11.06	477.4	19.60	13.59	88,205
Most Recent Six Months
January 2009	14.80	11.40	444.0	19.60	14.38	92,445
February 2009	12.04	11.16	480.2	15.77	13.85	84,442
March 2009	13.93	11.06	506.9	18.66	13.59	87,601
April 2009	14.13	13.05	550.6	19.34	17.38	85,712
May 2009	14.90	13.49	567.6	22.05	18.85	73,576
June 2009	14.20	12.01	716.1	22.15	17.98	100,217
July 2009 (1)	13.30	12.85	823.5	20.44	19.40	128,346

(1)	Through July 6, 2009.

Source: Economática Ltda./ Bloomberg

On July 6, 2009, the closing sales price of:

•	our preferred shares on the BOVESPA was R$13.15 per share; and

•	the ADSs on the NYSE was US$20.12 per ADS.

Regulation of Brazilian Securities Markets

The Brazilian securities markets are regulated by the CVM, which has regulatory authority over the stock exchanges and the securities markets generally, the National Monetary Council and the Central Bank, which has, among other powers, licensing authority over brokerage firms and which regulates foreign investment and foreign exchange transactions. The Brazilian securities markets are governed by (1) Law No. 6,385, as amended and supplemented, which is the principal law governing the Brazilian securities markets; (2) the Brazilian Corporation Law; and (3) the regulations issued by the CVM, the National Monetary Council and the Central Bank.

These laws and regulations provide for, among other things, disclosure requirements applicable to issuers of publicly traded securities, restrictions on insider trading (including criminal sanctions under the Brazilian Penal Code) and price manipulation, protection of minority shareholders and disclosure of transactions in a company’s securities by its insiders, including directors, officers and major shareholders. They also provide for the licensing and oversight of brokerage firms and the governance of Brazilian stock exchanges.

However, the Brazilian securities markets are not as highly regulated or supervised as U.S. securities markets or securities markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in the United States, which may put holders of our preferred shares and the ADSs at a disadvantage. Finally, corporate disclosures also may be less complete than for public companies in the United States and certain other jurisdictions.

Under the Brazilian Corporation Law, a company is either publicly held (companhia aberta), as we are, or privately held (companhia fechada). All publicly held companies are registered with the CVM and are subject to reporting and regulatory requirements. A company registered with CVM may have its securities traded either on the BOVESPA or in the Brazilian over-the-counter market. Shares of companies, such as our company, that are listed on the BOVESPA may not simultaneously trade on the Brazilian over-the-counter market. The shares of a publicly held company may also be traded privately, subject to certain limitations.

The Brazilian over-the-counter market consists of direct trades between individuals in which a financial institution registered with the CVM serves as intermediary. No special application, other than registration with the CVM, is necessary for securities of a public company to be traded in this market. The CVM requires that it be given notice of all trades carried out in the Brazilian over-the counter market by the respective intermediaries.

Disclosure Requirements

Law No. 6,385 and CVM Instruction No. 202 require that a publicly traded company, such as our company, submit to the CVM and the BOVESPA certain periodic information, including annual and quarterly reports prepared by management and independent auditors. Law No. 6,385 and CVM Instruction No. 202 also require us to file with the CVM our shareholders’ agreements, notices of shareholders’ meetings and copies of the minutes of these meetings.

CVM Instruction No. 358, which became effective in April 2002, revised and consolidated the requirements regarding the disclosure and use of information related to material facts and acts of publicly traded companies, including the disclosure of information in the trading and acquisition of securities issued by publicly traded companies.

CVM Instruction No. 358 includes provisions that:

•

establish the concept of a material fact that gives rise to reporting requirements. Material facts include decisions made by the controlling shareholders, resolutions of the general meeting of shareholders and of management of the company, or any other facts related to the company’s business (whether occurring within the company or otherwise related thereto) that may influence the price of its publicly traded securities, or the decision of investors to trade such securities or to exercise any of such securities’ underlying rights;

•

specify examples of facts that are considered to be material, which include, among others, the execution of agreements providing for the transfer of control, the entry or withdrawal of shareholders that maintain any managing, financial, technological or administrative function with or contribution to the company, and any corporate restructuring undertaken among related companies;

•	require the investor relations officer, controlling shareholders, other officers or directors, members of the fiscal council and other advisory boards to disclose material facts;

•	require simultaneous disclosure of material facts to all markets in which the company’s securities are admitted for trading;

•	require the acquirer of a controlling stake in a company to publish material facts, including its intentions as to whether or not to de-list the company’s shares, within one year;

•	establish rules regarding disclosure requirements in the acquisition and disposal of a material shareholding stake; and

•	prohibit trading on the basis of material non-public information.

Brazilian regulations also require that any person or group of persons representing the same interest that has directly or indirectly acquired an interest corresponding to 5% of a type or class of shares of a publicly traded company must provide such publicly traded company with information on such acquisition and its purpose, and such company must transmit this information to the CVM. If this acquisition causes a change in the control of the company or in the administrative structure of the company, or if this acquisition triggers the obligation to make a public offering in accordance with CVM Instruction No. 361, as amended, then the acquirer must disclose this information to the applicable stock exchanges and the appropriate Brazilian newspapers.

Recent Regulatory Developments

On July 13, 2007, the CVM issued CVM Rule No. 457 to require listed companies to publish consolidated financial statements prepared in accordance with IFRS beginning with the fiscal year ending December 31, 2010.

On December 28, 2007, Law No. 11,638 was enacted and amended numerous provisions of the Brazilian Securities Law and the Brazilian Corporation Law relating to accounting principles and authority to issue accounting standards. Law No. 11,638 sought to enable greater convergence between Brazilian GAAP and IFRS. To promote convergence, Law No. 11,638 modified certain accounting principles of the Brazilian Corporation Law and mandated the CVM to issue accounting rules conforming to the accounting standards adopted in international markets. In December 2008, the CVM issued Deliberação No. 565/08, or Deliberation No. 565, implementing these changes in accounting policies. Additionally, Law No. 11,638 acknowledged a role in the setting of accounting standards for the Committee for Accounting Pronouncements (Comitê de Pronunciamentos Contábeis), or CPC, which is a committee of officials from the BOVESPA, industry representatives and academic bodies that has issued accounting guidance and pursued the improvement of accounting standards in Brazil. Law No. 11,638 permits the CVM and the Brazilian Central Bank to rely on the accounting standards issued by the CPC in establishing accounting principles for regulated entities.

On December 11, 2008, the CVM issued CVM Resolution No. 560 which requires a company listed on the BOVESPA to disclose all the benefits granted to its employees and managers, including any benefits paid to such employees and managers due to their ownership of shares or other securities of the listed company.

Trading on the BOVESPA

Overview of the BOVESPA

In 2000, the BOVESPA was reorganized through the execution of memoranda of understanding by the Brazilian stock exchanges. Following this reorganization, the BOVESPA was a non-profit entity owned by its member brokerage firms and trading on the BOVESPA was limited to these member brokerage firms and a limited number of authorized nonmembers. Under the memoranda, all securities are now traded only on the BOVESPA, with the exception of electronically traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange.

In August 2007, BOVESPA underwent a corporate restructuring that resulted in the creation of BOVESPA Holding S.A., a public corporation, whose wholly-owned subsidiaries were (1) the São Paulo Stock Exchange (Bolsa de Valores de São Paulo S.A. – BVSP), which is responsible for the operations by the stock exchange and the organized over-the-counter markets, and (2) the Brazilian Settlement and Custodial Company (Companhia Brasileira de Liquidação e Custódia), or CBLC, which is responsible for settlement, clearing and depositary services. In the corporate restructuring, all holders of membership certificates of the BOVESPA and of shares of CBLC became shareholders of BOVESPA Holding S.A. As a result of the corporate restructuring, access to the trading and other services rendered by the BOVESPA is not conditioned on stock ownership in BOVESPA Holding S.A.

In May 2008, the BOVESPA merged with the Commodities and Futures Exchange (Bolsa de Mercadorias & Futuros) to form the Securities, Commodities and Futures Exchange (BM&FBOVESPA S.A. - Bolsa de Valores Mercadorias e Futuros), which we continue to refer to as the BOVESPA. In November 2008, the CBLC merged with the BOVESPA. As a result, the BOVESPA now performs its own settlement, clearing and depositary services.

Trading and Settlement

Trading of equity securities on the BOVESPA is conducted through an electronic trading system called Megabolsa every business day from 10:00 a.m. to 5:00 p.m., São Paulo time (or during daylight savings time in the U.S. from 11:00 a.m. to 6:00 p.m., São Paulo time). Trading of equity securities on the BOVESPA is also conducted between 5:45 p.m. and 7:00 p.m., São Paulo time (or during daylight savings time in the U.S. from 6:45 p.m. to 8:00 p.m., São Paulo time), in an after-market system connected to both traditional brokerage firms and brokerage firms operating on the internet. This after-market trading is subject to regulatory limits on price volatility of securities and on the volume of shares traded by investors operating on the internet.

Since March 2003, market making activities have been allowed on the BOVESPA, although there are no specialists or market makers for our shares on the BOVESPA. Trading in securities listed on the BOVESPA may be effected off the exchange in the unorganized over-the-counter market under certain circumstances, although such trading is very limited.

The trading of securities of a company on the BOVESPA may be suspended at the request of a company in anticipation of the announcement of a material event. A requesting company must also suspend trading of its securities on international stock exchanges on which its securities are traded. The CVM and the BOVESPA have discretionary authority to suspend trading in shares of a particular issuer, based on or due to a belief that, among other reasons, a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the BOVESPA.

In order to reduce volatility, the BOVESPA has adopted a “circuit breaker” mechanism under which trading sessions may be suspended for a period of 30 minutes or one hour whenever the Ibovespa index falls 10% or 15%, respectively, compared to the closing of the previous trading session.

Settlement of transactions on the BOVESPA is effected three business days after the trade date, without adjustment of the purchase price for inflation. Delivery of and payment for shares is made through the facilities of the clearing and settlement chamber of the BOVESPA. The seller is ordinarily required to deliver shares to the clearing and settlement chamber of the BOVESPA on the second business day following the trade date.

Market Size

Although the Brazilian equity market is Latin America’s largest in terms of market capitalization, it is smaller, more volatile and less liquid than the major U.S. and European securities markets. Moreover, the BOVESPA is significantly less liquid than the NYSE or other major exchanges in the world.

As of December 31, 2008, the aggregate market capitalization of all companies listed on the BOVESPA was equivalent to approximately R$1,375.3 billion (US$588.5 billion) and the 10 largest companies listed on the BOVESPA represented approximately 52% of the total market capitalization of all listed companies. By comparison, as of December 31, 2008, the aggregate market capitalization of the companies (including U.S. and non-U.S. companies) listed on the NYSE was approximately US$16.7 trillion. The average daily trading volume of the BOVESPA and the NYSE for 2008 was approximately R$7.1 billion (US$3.1 billion) and US$152.6 billion, respectively.

Although any of the outstanding shares of a listed company may trade on the BOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, governmental entities or one principal shareholder that rarely trade their shares. For this reason, data showing the total market capitalization of the BOVESPA tends to overstate the liquidity of the Brazilian equity market. The relative volatility and illiquidity of the Brazilian equity markets may substantially limit your ability to sell our preferred shares at the time and price you desire and, as a result, could negatively impact the market price of these securities.

Regulation of Foreign Investments

Trading on the BOVESPA by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a non-Brazilian holder, is subject to certain limitations under Brazilian foreign investment regulations. With limited exceptions, non-Brazilian holders may trade on the BOVESPA only in accordance with the requirements of Resolution No. 2,689 of the National Monetary Council. Resolution No. 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions that are authorized by the Central Bank and the CVM. In addition, Resolution No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on the BOVESPA or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through private transactions. See “Item 10. Additional Information—Exchange Controls—Resolution 2,689” for further information about Resolution 2,689, and “Item 10. Additional Information—Taxation—Brazilian Tax Considerations—Taxation of Gains” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 2,689.

BOVESPA Corporate Governance Standards

In December 2000, the BOVESPA introduced three special listing segments:

•	Level 1 of Differentiated Corporate Governance Practices;

•	Level 2 of Differentiated Corporate Governance Practices; and

•	The Novo Mercado (New Market).

These special listing segments were designed for the trading of shares issued by companies that voluntarily undertake to abide by corporate governance practices and disclosure requirements in addition to those already required by Brazilian law. The inclusion of a company in any of the special listing segments requires adherence to a series of corporate governance rules. These rules were designed to increase shareholders’ rights and enhance the quality of information provided to shareholders.

The entry of a company into any one of the special listing segments of the BOVESPA occurs through the signing of an agreement that obliges the company to abide by the rules of corporate governance established in the regulations for the relevant level.

Our shares joined Level 1 of Differentiated Corporate Governance Practices on May 9, 2002. As a Level 1 company, we must, among other things:

•	ensure that shares representing 25% of our total share capital are effectively available for trading;

•	adopt offering procedures that favor widespread ownership of shares whenever we make a public offering;

•	comply with minimum quarterly disclosure standards, including issuing consolidated financial information, a cash flow statement, and special audit revisions on a quarterly basis;

•

follow stricter disclosure policies with respect to contracts with related parties, material contracts and transactions involving our securities made by our controlling shareholders, directors or executive officers;

•	make a schedule of corporate events available to our shareholders; and

•	hold public meetings with analysts and investors at least annually.

ITEM 10.	ADDITIONAL INFORMATION

Description of Our Company’s Bylaws

The following is a summary of the material provisions of our bylaws and of the Brazilian Corporation Law. In Brazil, a company’s bylaws (estatuto social) are the principal governing document of a corporation (sociedade anônima).

General

Our registered name is Brasil Telecom S.A., and our registered office is located in the Federal District of Brasília, Brazil. Our registration number with the Brazilian Commercial Registry is No. 53.3.0000622.9. We have been duly registered with the CVM under No. 11312 since March 27, 1980. Our headquarters are located in the Federal District of Brasília, Brazil. Our company has a perpetual existence.

At July 6, 2009, we had outstanding share capital of R$3,470,758,351.96, equal to 560,950,289 total shares, consisting of 249,597,049 issued common shares and 311,353,239 issued preferred shares, including 13,231,556 preferred shares held in treasury. All of our outstanding share capital is fully paid. All of our shares are without par value. Under the Brazilian Corporation Law, the aggregate number of our non-voting and limited voting preferred shares may not exceed two-thirds of our total outstanding share capital.

Corporate Purposes

Under Article 2 of our bylaws, our corporate purposes are:

•	to offer telecommunications services and all activities required or useful for the operation of these services, in conformity with our concessions, authorizations and permits;

•	to participate in the capital of other companies seeking to fulfill the national telecommunications policy;

•	to organize wholly-owned subsidiaries for the performance of activities consistent with our corporate purposes;

•	to import, or promote the importation of, goods and services that are necessary to the performance of activities consistent with our corporate purposes;

•	to provide technical assistance services to other telecommunications companies engaged in activities of common interest;

•	to perform study and research activities aimed at the development of the telecommunications sector;

•	to enter into contracts and agreements with other telecommunications companies or other persons or entities to assure the operations of our services; and

•	to perform other activities related to the above corporate purposes.

Board of Directors

Under the Brazilian Corporation Law, any matters subject to the approval of our board of directors can be approved by a simple majority of votes of the members present at a duly convened meeting, unless our bylaws otherwise specify. Under our bylaws, our board of directors may only deliberate if a majority of its members are present at a duly convened meeting. Any resolutions of our board of directors may be approved by the affirmative vote of a majority of the members present at the meeting.

Election of Directors

The shareholders of TmarPart, our controlling shareholder, have entered into shareholders agreements that determine the representation of these shareholders on our board of directors. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders— TmarPart Shareholders’ Agreements.” The members of our board of directors are elected at general meetings of shareholders for concurrent three-year terms.

Qualification of Directors

The Brazilian Corporation Law requires members of our board of directors to own shares of our company. However, there is no minimum share ownership or residency requirement to qualify for membership on our board of directors. Our bylaws do not require the members of our board of directors to be resident in Brazil. The Brazilian Corporation Law requires each of our executive officers to be residents of Brazil.

Fiduciary Duties and Conflicts of Interest

All members of our board of directors and their alternates owe fiduciary duties towards us and all of our shareholders.

Under the Brazilian Corporation Law, if one of our directors or his respective alternate or one of our executive officers has a conflict of interest with our company in connection with any proposed transaction, such director, alternate director or executive officer may not vote in any decision of our board of directors or of our board of executive officers, as the case may be, regarding such transaction and must disclose the nature and extent of his conflicting interest for inclusion in the minutes of the applicable meeting. However, if one of our directors is absent from a meeting of our board of directors, that director’s alternate may vote even if that director has a conflict of interest, unless the alternate director shares that conflict of interest or has another conflict of interest.

Any transaction in which one of our directors (including the alternate members) or executive officers may have an interest, including any financings, can only be approved on reasonable and fair terms and conditions that are no more favorable than the terms and conditions prevailing in the market or offered by third parties. If any such transaction does not meet this requirement, then the Brazilian Corporation Law provides that the transaction may be nullified and the interested director or executive officer must return to us any benefits or other advantages that he obtained from, or as result of, such transaction. Under the Brazilian Corporation Law and upon the request of a shareholder who owns at least 5.0% of our total share capital, our directors and executive officers must reveal to our shareholders at an ordinary meeting of our shareholders certain transactions and circumstances that may give rise to a conflict of interest. In addition, our company or shareholders who own 5.0% or more of our share capital may bring an action for civil liability against directors and executive officers for any losses caused to us as a result of a conflict of interest.

Compensation

Under our bylaws, our common shareholders approve the aggregate compensation payable to our directors, executive officers and members of our fiscal council. Subject to this approval, our board of directors establishes the compensation of its members and of our executive officers. See “Item 6. Directors, Senior Management and Employees—Compensation.”

Mandatory Retirement

Neither the Brazilian Corporation Law nor our bylaws establish any mandatory retirement age for our directors or executive officers.

Share Capital

Under the Brazilian Corporation Law, the number of our issued and outstanding non-voting shares or shares with limited voting rights, such as our preferred shares, may not exceed two-thirds of our total outstanding share capital.

Each of our common shares entitles its holder to one vote at our annual and extraordinary shareholders’ meetings. Holders of our common shares are not entitled to any preference in respect of our dividends or other distributions or otherwise in case of our liquidation.

Our preferred shares are non-voting, except in limited circumstances, and have priority over our common shares in the case of our liquidation. See “—Voting Rights” for information regarding the voting rights of our preferred shares, “—Liquidation” for information regarding the liquidation preferences of our preferred shares, and “Item 8. Financial Information—Dividends and Dividend Policy—Calculation of Adjusted Net Profits” and “—Dividend Preference of Preferred Shares” for information regarding the distribution preferences of our preferred shares.

Shareholders’ Meetings

Under the Brazilian Corporation Law, we must hold an annual shareholders’ meeting by April 30 of each year in order to:

•

approve or reject the financial statements approved by our board of directors and board of executive officers, including any recommendation by our board of directors for the allocation of net profits and distribution of dividends;

•

elect members of our board of directors (upon expiration of their three-year terms) and members of our fiscal council, subject to the right of minority shareholders to elect members of our board of directors and our fiscal council; and

•	approve any monetary adjustment to our share capital.

In addition to the annual shareholders’ meetings, holders of our common shares have the power to determine any matters related to changes in our corporate purposes and to pass any resolutions they deem necessary to protect and enhance our development whenever our interests so require, by means of extraordinary shareholders’ meetings.

We convene our shareholders’ meetings, including our annual shareholders’ meeting, by publishing a notice in the Brazilian newspapers Jornal de Brasília and Valor Econômico, and in the Official Gazette of the Federal Executive (Diário Oficial da União). On the first call of any meeting, the notice must be published no fewer than three times, beginning at least 15 calendar days prior to the scheduled meeting date. For meetings involving the issuance of securities or deliberations where preferred shareholders are entitled to vote, the notice must be published at least 30 calendar days prior to the scheduled meeting date. The notice must contain the meeting’s place, date, time, agenda and, in the case of a proposed amendment to our bylaws, a description of the subject matter of the proposed amendment.

Our board of directors may convene a shareholders’ meeting. Under the Brazilian Corporation Law, shareholders’ meetings also may be convened by our shareholders as follows:

•	by any of our shareholders if, under certain circumstances set forth in the Brazilian Corporation Law, our directors do not convene a shareholders’ meeting within 60 days;

•	by shareholders holding at least 5% of our total share capital if, after a period of eight days, our directors fail to call a shareholders’ meeting that has been requested by such shareholders;

•

by shareholders holding at least 5% of either our total voting share capital or our total non-voting share capital, if after a period of eight days, our directors fail to call a shareholders’ meeting for the purpose of appointing a fiscal council that has been requested by such shareholders.

In addition, our fiscal council may convene a shareholders’ meeting if our board of directors does not convene an annual shareholders’ meeting within 30 days or at any other time to consider any urgent and serious matters.

Each shareholders’ meeting is presided over by the chairman of our board of directors, who is responsible for choosing a secretary of the meeting. A shareholder may be represented at a shareholders’ meeting by an attorney-in-fact appointed by the shareholder not more than one year before the meeting. The attorney-in-fact must be a shareholder, a member of our board of directors, a lawyer or a financial institution, and the power of attorney appointing the attorney-in-fact must comply with certain formalities set forth under Brazilian law. To be admitted to a shareholders’ meeting, a person must produce proof of his or her shareholder status or a valid power of attorney.

In order for a valid action to be taken at a shareholders’ meeting, shareholders representing at least 25% of our issued and outstanding voting share capital must be present on first call. However, shareholders representing at least two-thirds of our issued and outstanding voting share capital must be present at a shareholders’ meeting called to amend our bylaws. If a quorum is not present, our board of directors may issue a second call by publishing a notice as described above at least eight calendar days prior to the scheduled meeting. The quorum requirements do not apply to a meeting held on the second call, and the shareholders’ meetings may be convened with the presence of shareholders representing any number of shares (subject to the voting requirements for certain matters described below). A shareholder without a right to vote may attend a shareholders’ meeting and take part in the discussion of matters submitted for consideration.

Voting Rights

Under the Brazilian Corporation Law and our bylaws, each of our common shares entitles its holder to one vote at our shareholders’ meetings. Our preferred shares generally do not confer voting rights, except in limited circumstances described below. We may not restrain or deny any voting rights without the consent of the majority of the shares affected. Whenever the shares of any class of share capital are entitled to vote, each share is entitled to one vote.

Voting Rights of Common Shares

Except as otherwise provided by law, resolutions of a shareholders’ meeting are passed by a simple majority vote of the holders of our common shares present or represented at the meeting, without taking abstentions into account. Under the Brazilian Corporation Law, the approval of shareholders representing at least a majority of our outstanding voting shares is required for the types of action described below:

•

creating preferred shares or disproportionately increasing an existing class of our preferred shares relative to the other classes of our preferred shares, other than to the extent permitted by our bylaws;

•

changing a priority, preference, right, privilege or condition of redemption or amortization of any class of our preferred shares or creating a new class of preferred shares that has a priority, preference, right, condition or redemption or amortization superior to an existing class of our preferred shares;

•	reducing the mandatory dividend set forth in our bylaws;

•	changing our corporate purpose;

•	merging our company with another company, or consolidating our company, subject to the conditions set forth in the Brazilian Corporation Law;

•	transferring all of our shares to another company, known as an “incorporação de ações” under the Brazilian Corporation Law;

•	participating in a centralized group of companies (grupo de sociedades) as defined under the Brazilian Corporation Law and subject to the conditions set forth in the Brazilian Corporation Law;

•	dissolving or liquidating our company or canceling any ongoing liquidation of our company;

•	creating any founders’ shares (partes beneficiárias) entitling the holders thereof to participate in the profits of our company; and

•	spinning-off of all or any part of our company.

In addition, pursuant to our bylaws, extraordinary meetings called to decide on these matters must be called at least 30 days in advance of the scheduled meeting date.

Decisions on the transformation of our company into another form of company require the unanimous approval of our shareholders, including the holders of our preferred shares.

Our company is required to give effect to shareholders agreements that contain provisions regarding the purchase or sale of our shares, preemptive rights to acquire our shares, the exercise of the right to vote our shares or the power to control our company, if these agreements are filed with our headquarters in Brasília. Brazilian Corporation Law obligates the president of any shareholder or board of directors meeting to disregard any vote taken by any of the parties to any shareholders agreement that has been duly filed with our company that violates the provisions of any such agreement. In the event that a shareholder that is party to a shareholders agreement (or a director appointed by such shareholder) is absent from any shareholders’ or board of directors’ meeting or abstains from voting, the other party or parties to that shareholders agreement have the right to vote the shares of the absent or abstaining shareholder (or on behalf of the absent director) in compliance with that shareholders agreement.

Under the Brazilian Corporation Law, neither our bylaws nor actions taken at a shareholders’ meeting may deprive any of our shareholders of certain specific rights, including:

•	the right to participate in the distribution of our profits;

•	the right to participate in any remaining residual assets in the event of our liquidation;

•	the right to supervise the management of our corporate business as specified in the Brazilian Corporation Law;

•

the right to preemptive rights in the event of an issuance of our shares, debentures convertible into our shares or subscription bonuses, other than with respect to a public offering of our securities; and

•	the right to withdraw from our company under the circumstances specified in the Brazilian Corporation Law.

Voting Rights of Minority Shareholders

Shareholders holding shares representing not less than 10% of our shares entitled to vote at our shareholders’ meeting have the right to request that we adopt a cumulative voting procedure. If the cumulative voting procedure is adopted, our controlling shareholders always retain the right to elect at least one member more than the number of members elected by the other shareholders, regardless of the total number of members of our board of directors. This procedure must be requested by the required number of shareholders at least 48 hours prior to a shareholders’ meeting.

Under the Brazilian Corporation Law, shareholders that are not controlling shareholders, but that together hold either:

•	non-voting preferred shares representing at least 10% of our total share capital; or

•	common shares representing at least 15% of our voting capital,

have the right to appoint one member and an alternate to our board of directors at our annual shareholders’ meeting. If no group of our common or preferred shareholders meets the thresholds described above, shareholders holding preferred shares or common shares representing at least 10% of our total share capital are entitled to combine their holdings to appoint one member and an alternate to our board of directors. In the event that minority holders of common shares and/or holders of non-voting preferred shares elect a director and the cumulative voting procedures described above are also used, our controlling shareholders always retain the right to elect at least one member more than the number of members elected by the other shareholders, regardless of the total number of members of our board of directors. The shareholders seeking to exercise these minority rights must prove that they have held their shares for not less than three months preceding the shareholders’ meeting at which the director will be appointed. Any directors appointed by the non-controlling shareholders have the right to veto for cause the selection of our independent registered public accounting firm.

In accordance with the Brazilian Corporation Law, the holders of preferred shares without voting rights or with restricted voting rights are entitled to elect one member and an alternate to our fiscal council in a separate election. Minority shareholders have the same right as long as they jointly represent 10% or more of the voting shares. The other shareholders with the right to vote may elect the remaining members and alternates, who, in any event, must number more than the directors and alternates elected by the holders of the non-voting preferred shares and the minority shareholders.

Voting Rights of Preferred Shares

Holders of our preferred shares are not entitled to vote on any matter, except (1) with respect to the election of a member of our board of directors by preferred shareholders holding at least 10% of our total share capital as described above, (2) with respect to the election of a member and alternate member of our fiscal council as described above, and (3) in the limited circumstances described below.

The Brazilian Corporation Law and our bylaws provide that our preferred shares will acquire unrestricted voting rights after the third consecutive fiscal year that we fail to pay the minimum dividends to which our preferred shares are entitled. This voting right will continue until the past due minimum dividend for any year in that three consecutive-year period is paid in full. Our preferred shareholders will also obtain unrestricted voting rights if we enter into a liquidation process.

Under the Brazilian Corporation Law, the following actions require ratification by the majority of issued and outstanding shares of the affected class within one year from the shareholders’ meeting at which the common shareholders approve the action:

•

the creation of preferred shares or a disproportionate increase of an existing class of our preferred shares relative to the other classes of our preferred shares, other than to the extent permitted by our bylaws;

•	a change of a priority, preference, right, privilege or condition of redemption or amortization of any class of our preferred shares; or

•	the creation of a new class of preferred shares that has a priority, preference, right, condition or redemption or amortization superior to an existing class of our preferred shares.

In addition, under our bylaws, our preferred shareholders are entitled to vote on proposals to:

•	approve long-term agreements between us and our related parties (subsidiaries, controlling shareholders, companies under common control), except for market standard agreements; and

•

amend or repeal provisions of our bylaws requiring (i) shareholder approval for long-term agreements between us and our related parties and (ii) a 30-day prior notice to call those special shareholders’ meetings that require a two-thirds quorum to be convened.

Liquidation

We may be liquidated in accordance with the provisions of Brazilian law. In the event of our extrajudicial liquidation, a shareholders’ meeting will determine the manner of our liquidation, appoint our liquidator and our fiscal council that will function during the liquidation period.

In the event of our liquidation, the assets available for distribution to our shareholders would be distributed equally and ratably to our preferred shareholders and our common shareholders.

Preemptive Rights

Under the Brazilian Corporation Law, each of our shareholders has a general preemptive right to subscribe for our shares or securities convertible into our shares in any capital increase, in proportion to the number of our shares held by such shareholder.

Under our bylaws, except when issuing voting shares or securities convertible into voting shares, our board of directors or our shareholders, as the case may be, may decide to reduce the term of preemptive rights or not to extend preemptive rights to our shareholders with respect to any issuance of our non-voting shares, debentures convertible into our shares or warrants made in connection with a public exchange made to acquire control of another company or in connection with a public offering or through a stock exchange. The preemptive rights are transferable and must be exercised within a period of at least 30 days following the publication of notice of the issuance of shares or securities convertible into our shares. Holders of the ADSs may not be able to exercise the preemptive rights relating to our preferred shares underlying their ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights or to take any other action to make preemptive rights available to holders of the ADSs, and we may not file any such registration statement.

Redemption, Amortization, Tender Offers and Rights of Withdrawal

Our bylaws or our shareholders at a shareholders’ meeting may authorize us to use our profits or reserves to redeem or amortize our shares in accordance with conditions and procedures established for such redemption or amortization. The Brazilian Corporation Law defines “redemption” (resgate de ações) as the payment of the value of the shares in order to permanently remove such shares from circulation, with or without a corresponding reduction of our share capital. The Brazilian Corporation Law defines “amortization” (amortização) as the distribution to the shareholders, without a corresponding capital reduction, of amounts that they would otherwise receive if we were liquidated. If an amortization distribution has been paid prior to our liquidation, then upon our liquidation, the shareholders who did not receive an amortization distribution will have a preference equal to the amount of the amortization distribution in the distribution of our capital.

The Brazilian Corporation Law authorizes us to redeem shares not held by our controlling shareholders, if, after a tender offer effected as a consequence of delisting or a substantial reduction in the liquidity of our shares, our controlling shareholders increase their participation in our total share capital to more than 95%. The redemption price in such case would be the same price paid for our shares in any such tender offer.

The Brazilian Corporation Law and our bylaws also require the acquiror of control (in case of a change of control) or the controller (in case of delisting or a substantial reduction in liquidity of our shares) to make a tender offer for the acquisition of the shares held by minority shareholders under certain circumstances described below under “—Mandatory Tender Offers.” The shareholder can also withdraw its capital from our company under certain circumstances described below under “—Rights of Withdrawal.”

Mandatory Tender Offers

The Brazilian Corporation Law requires that if our common shares are delisted from the BOVESPA or there is a substantial reduction in liquidity of our common shares, as defined by the CVM, in each case as a result of purchases by our controlling shareholders, our controlling shareholders must effect a tender offer for acquisition of our remaining common shares at a purchase price equal to the fair value of our common shares taking into account the total number of our outstanding common shares.

If our controlling shareholders enter into a transaction which results in a change of control of our company, the controlling shareholders must include in the documentation of the transaction an obligation to effect a public offer for the purchase of all our common shares for the same price per share paid to the controlling shareholders. The tender offer must be submitted to the CVM within 30 days from the date of execution of the documents that provide for the change of control.

Rights of Withdrawal

The Brazilian Corporation Law provides that, in certain limited circumstances, a dissenting shareholder may withdraw its equity interest from our company and be reimbursed by us for the value of our common or preferred shares that it then holds.

This right of withdrawal may be exercised by the dissenting or non-voting holders of the adversely affected class of shares (including any holder of preferred shares of an adversely affected class) in the event that the holders of a majority of all outstanding common shares authorize:

•

the creation of preferred shares or a disproportionate increase of an existing class of our preferred shares relative to the other classes of our preferred shares, other than to the extent permitted by our bylaws;

•	a change of a priority, preference, right, privilege or condition of redemption or amortization of any class of our preferred shares; or

•	the creation of a new class of preferred shares that has a priority, preference, right, condition or redemption or amortization superior to an existing class of our preferred shares.

In addition, this right of withdrawal may be exercised by any dissenting or non-voting shareholder (including any holder of preferred shares) in the event that the holders of a majority of the outstanding common shares authorize:

•	a reduction of the mandatory dividend set forth in our bylaws;

•	our participation in a grupo de sociedades (centralized group of companies) as defined under the Brazilian Corporation Law;

•	a change in our corporate purpose;

•

spinning-off of all or any part of our company, if such spin-off implies (1) a change in our business purpose (except if the spun-off assets revert to a company whose main purpose is the same as ours), (2) a reduction of the mandatory dividend set forth in our bylaws, or (3) our participation in a grupo de sociedades.

•	in one of the following transactions in which the shares held by such holders do not meet liquidity and dispersion thresholds under the Brazilian Corporation Law:

•	the merger of our company with another company, or the consolidation of our company, in a transaction in which our company is not the surviving entity;

•	the transfer of all of our outstanding shares to another company in order to make us a wholly-owned subsidiary of such other company, known as an “incorporação de ações;”

•	the transfer of all of the outstanding shares of another company to us in an incorporação de ações transaction;

•	the acquisition of control of another company at a price that exceeds certain limits set forth in the Brazilian Corporation Law;

Dissenting or non-voting shareholders are also entitled to withdraw in the event that the entity resulting from a merger or spin-off does not have its shares listed in an exchange or traded in the secondary market within 120 days from the shareholders’ meeting that approved the relevant merger or spin-off.

Notwithstanding the above, in the event that we are consolidated or merged with another company, become part of a grupo de sociedades, or acquire the control of another company for a price in excess of certain limits imposed by the Brazilian Corporation Law, holders of any type or class of our shares or the shares of the resulting entity that have minimal market liquidity and are dispersed among a sufficient number of shareholders will not have the right to withdraw. For this purpose, shares that are part of general indices representative of portfolios of securities traded in Brazil or abroad are considered liquid, and sufficient dispersion will exist if the controlling shareholder, the parent company or other companies under its control hold less than half of the total number of outstanding shares of that type or class. In case of a spin-off, the right of withdrawal will only exist if there is a significant change in the corporate purpose or a reduction in the mandatory dividend.

Only shareholders who own shares on the date of publication of the first notice convening the relevant shareholders’ meeting or the press release concerning the relevant transaction is published, whichever is earlier, will be entitled to withdrawal rights.

The redemption of shares arising out of the exercise of any withdrawal rights would be made at the economic value of the shares, generally equal to the book value per share, determined on the basis of our most recent audited balance sheet approved by our shareholders. The economic value of the shares may be lower than the net book value amount if it is based on the economic value of the enterprise, as determined by an appraisal process in accordance with Brazilian Corporation Law. If the shareholders’ meeting approving the action that gave rise to withdrawal rights occurred more than 60 days after the date of the most recent approved audited balance sheet, a shareholder may demand that its shares be valued on the basis of a balance sheet prepared specifically for this purpose.

The right of withdrawal lapses 30 days after the date of publication of the minutes of the shareholders’ meeting that approved the action that gave rise to withdrawal rights, except when the resolution is approved pending confirmation by the holders of our preferred shares (such confirmation to be given at an extraordinary meeting of such preferred shareholders to be held within one year). In this event, the 30-day period for dissenting shareholders begins at the date of publication of the minutes of the extraordinary meeting of such preferred shareholders. Our shareholders may reconsider any resolution giving rise to withdrawal rights within 10 days after the expiration of the exercise period of withdrawal rights if we believe that the withdrawal of shares of dissenting shareholders would jeopardize our financial stability.

Liability of Our Shareholders for Further Capital Calls

Neither Brazilian law nor our bylaws require any capital calls. Our shareholders’ liability for capital calls is limited to the payment of the issue price of any shares subscribed or acquired.

Inspection of Corporate Records

Shareholders that own 5% or more of our outstanding share capital have the right to inspect our corporate records, including shareholders’ lists, corporate minutes, financial records and other documents of our company, if (1) we or any of our officers or directors have committed any act contrary to Brazilian law or our bylaws, or (2) there are grounds to suspect that there are material irregularities in our company. However, in either case, the shareholder that desires to inspect our corporate records must obtain a court order authorizing the inspection.

Disclosures of Share Ownership

Brazilian regulations require that (1) each of our controlling shareholders, directly or indirectly, (2) shareholders who have elected members of our board of directors or fiscal council, and (3) any person or group of persons representing a person that has directly or indirectly acquired or sold an interest corresponding to at least 5% of the total number of our shares of any type or class to disclose its or their share ownership or divestment to the CVM and to the BOVESPA. In addition, a statement (fato relevante) containing certain required information must be published in the Brazilian newspapers Jornal de Brasília and Valor Econômico, and in the Official Gazette of the Federal Executive (Diário Oficial da União).

Our controlling shareholders, shareholders that appoint members of our board of directors or fiscal council and members of our board of directors, board of executive officers or fiscal council must file a statement of any change in their holdings of our shares with the CVM and the Brazilian stock exchanges on which our securities are traded.

Form and Transfer

Our preferred shares and common shares are in book-entry form, registered in the name of each shareholder or its nominee. The transfer of our shares is governed by Article 35 of the Brazilian Corporation Law, which provides that a transfer of shares is effected by our transfer agent, Banco Bradesco S.A., by an entry made by the transfer agent in its books, upon presentation of valid written share transfer instructions to us by a transferor or its representative. When preferred shares or common shares are acquired or sold on a Brazilian stock exchange, the transfer is effected on the records of our transfer agent by a representative of a brokerage firm or the stock exchange’s clearing system. The transfer agent also performs all the services of safe-keeping of our shares. Transfers of our shares by a non-Brazilian investor are made in the same manner and are executed on the investor’s behalf by the investor’s local agent. If the original investment was registered with the Central Bank pursuant to foreign investment regulations, the non-Brazilian investor is also required to amend, if necessary, through its local agent, the electronic certificate of registration to reflect the new ownership.

The BOVESPA operates a central clearing system. A holder of our shares may choose, at its discretion, to participate in this system, and all shares that such shareholder elects to be put into the clearing system are deposited in custody with the clearing and settlement chamber of the BOVESPA (through a Brazilian institution that is duly authorized to operate by the Central Bank and maintains a clearing account with the clearing and settlement chamber of the BOVESPA). Shares subject to the custody of the clearing and settlement chamber of the BOVESPA are noted as such in our registry of shareholders. Each participating shareholder will, in turn, be registered in the register of the clearing and settlement chamber of the BOVESPA and will be treated in the same manner as shareholders registered in our books.

Material Contracts

We have not entered into any material contracts, other than those described elsewhere in this annual report or entered into in the ordinary course of business.

Exchange Controls

There are no restrictions on ownership or voting of our capital stock by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments, interest on shareholders’ equity payments and proceeds from the sale of our share capital into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation and foreign exchange regulations, which generally require, among other things, the registration of the relevant investment with the Central Bank and the CVM.

Investments in our preferred shares by (1) a holder not deemed to be domiciled in Brazil for Brazilian tax purposes, (2) a non-Brazilian holder who is registered with the CVM under Resolution No. 2,689, or (3) the depositary, are eligible for registration with the Central Bank. This registration (the amount so registered is referred to as registered capital) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized through, dispositions of our preferred shares. The registered capital per preferred share purchased in the form of an ADS, or purchased in Brazil and deposited with the depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The registered capital per preferred share withdrawn upon cancellation of an ADS will be the U.S. dollar equivalent of (1) the average price of a preferred share on the BOVESPA on the day of withdrawal, or (2) if no preferred shares were traded on that day, the average price on the BOVESPA in the 15 trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average commercial market rates quoted by the Central Bank on these dates.

Annex V Regulations

Resolution No. 1,927 of the National Monetary Council, as amended, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. It restates and amends Annex V to Resolution No. 1,289 of the National Monetary Council, known as the Annex V Regulations. The ADS program was approved under the Annex V Regulations by the Central Bank and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are not subject to Brazilian foreign investment controls, and holders of the ADSs who are not resident in a “tax haven” jurisdiction are entitled to favorable tax treatment. See “—Taxation—Brazilian Tax Considerations.”

We pay dividends and other cash distributions with respect to our preferred shares in reais. We have obtained an electronic certificate of foreign capital registration from the Central Bank in the name of the depositary with respect to our ADSs to be maintained by the custodian on behalf of the depositary. Pursuant to this registration, the custodian is able to convert dividends and other distributions with respect to our preferred shares represented by ADSs into foreign currency and remit the proceeds outside Brazil to the depositary so that the depositary may distribute these proceeds to the holders of record of the ADSs.

Investors residing outside Brazil may register their investments in our shares as foreign portfolio investments under Resolution No. 2,689 (described below) or as foreign direct investments under Law No. 4,131 (described below). Registration under Resolution No. 2,689 or Law No. 4,131 generally enables non-Brazilian investors to convert dividends, other distributions and sales proceeds received in connection with registered investments into foreign currency and to remit such amounts outside Brazil. Registration under Resolution No. 2,689 affords favorable tax treatment to non-Brazilian portfolio investors who are not resident in a tax haven jurisdiction, which is defined under Brazilian tax laws as a country that does not impose taxes or where the maximum income tax rate is lower than 20% or that restricts the disclosure of shareholder composition or ownership of investments. See “—Taxation—Brazilian Tax Considerations.”

In the event that a holder of ADSs exchanges those ADSs for the underlying preferred shares, the holder must:

•

sell the preferred shares on the BOVESPA and rely on the depositary’s electronic registration for five business days from the date of exchange to obtain and remit U.S. dollars outside Brazil upon the holder’s sale of our preferred shares;

•	convert its investment in preferred shares into a foreign portfolio investment under Resolution No. 2,689; or

•	convert its investment in preferred shares into a direct foreign investment under Law No. 4,131.

The custodian is authorized to update the depositary’s electronic registration to reflect conversions of ADSs into foreign portfolio investments under Resolution No. 2,689.

If a holder of ADSs elects to convert its ADSs into a foreign direct investment under Law 4,131, the conversion will be effected by the Central Bank after receipt of an electronic request from the custodian with details of the transaction. If a foreign direct investor under Law No. 4,131 elects to deposit its preferred shares into the ADR program in exchange for ADSs, such holder will be required to present to the custodian evidence of payment of capital gains taxes. The conversion will be effected by the Central Bank after receipt of an electronic request from the custodian with details of the transaction. See “—Taxation—Brazilian Tax Considerations” for details of the tax consequences to an investor residing outside Brazil of investing in our preferred shares in Brazil.

If a holder of ADSs wishes to convert its investment in preferred shares into either a foreign portfolio investment under Resolution No. 2,689 or a foreign direct investment under Law No. 4,131, it should begin the process of obtaining its own foreign investor registration with the Central Bank or with the CVM, as the case may be, in advance of exchanging the ADSs for preferred shares. A non-Brazilian holder of preferred shares may experience delays in obtaining a foreign investor registration, which may delay remittances outside Brazil, which may in turn adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

Unless the holder has registered its investment with the Central Bank, the holder may not be able to convert the proceeds from the disposition of, or distributions with respect to, such preferred shares into foreign currency or remit those proceeds outside Brazil. In addition, if the non-Brazilian investor resides in a “tax haven” jurisdiction or is not an investor registered under Resolution No. 2,689, the investor will be subject to less favorable tax treatment than a holder of ADSs. See “—Taxation—Brazilian Tax Considerations.”

Resolution 2,689

All investments made by a non-Brazilian investor under Resolution No. 2,689 are subject to an electronic registration with the Central Bank. This registration permits non-Brazilian investors to convert dividend payments, interest on shareholders’ equity payments and proceeds from the sale of our share capital into foreign currency and to remit such amounts outside Brazil.

Under Resolution No. 2,689, non-Brazilian investors registered with the CVM may invest in almost all financial assets and engage in almost all transactions available to Brazilian investors in the Brazilian financial and capital markets without obtaining a separate Central Bank registration for each transaction, provided that certain requirements are fulfilled. Under Resolution No. 2,689, the definition of a non-Brazilian investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered outside Brazil.

Pursuant to Resolution No. 2,689, non-Brazilian investors must:

•	appoint at least one representative in Brazil with powers to take action relating to its investments;

•	appoint an authorized custodian in Brazil for its investments, which must be a financial institution duly authorized by the Central Bank and CVM;

•	complete the appropriate foreign investor registration forms;

•	register as a non-Brazilian investor with the CVM;

•	register its investments with the Central Bank; and

•	obtain a taxpayer identification number from the Brazilian federal tax authorities.

The securities and other financial assets held by a non-Brazilian investor pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM or be registered in registration, clearing and custody systems authorized by the Central Bank or by the CVM. In addition, the trading of securities held under Resolution No. 2,689 is restricted to transactions carried out on stock exchanges or through organized over-the-counter markets licensed by the CVM.

The offshore transfer or assignment of the securities or other financial assets held by non-Brazilian investors pursuant to Resolution No. 2,689 are prohibited, except for transfers resulting from a corporate reorganization effected abroad by a non-Brazilian investor, or occurring upon the death of an investor by operation of law or will.

Law 4,131

To obtain a certificate of foreign capital registration from the Central Bank under Law No. 4,131, a foreign direct investor must:

•	register as a foreign direct investor with the Central Bank;

•	obtain a taxpayer identification number from the Brazilian tax authorities;

•	appoint a tax representative in Brazil; and

•	appoint a representative in Brazil for service of process in respect of suits based on the Brazilian Corporation Law.

Foreign direct investors under Law No. 4,131 may sell their shares in both private or open market transactions, but these investors will generally be subject to less favorable tax treatment on gains with respect to our preferred shares. See “—Taxation—Brazilian Tax Considerations.”

Taxation

The following summary contains a description of the principal Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of our preferred shares or ADSs, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase our preferred shares or ADSs. The summary is based upon the tax laws of Brazil and the United States and regulations under these tax laws as currently in effect, which are subject to change. Prospective purchasers of our preferred shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of our preferred shares or ADSs.

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of our preferred shares or ADSs. As already mentioned, prospective holders of our preferred shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of our preferred shares or ADSs in their particular circumstances.

Brazilian Tax Considerations

The following discussion summarizes the principal Brazilian tax consequences of the acquisition, ownership and disposition of Preferred Shares or ADSs by a holder not deemed to be domiciled in Brazil for purposes of Brazilian taxation, or a Non-Brazilian Holder. It is based on the tax laws of Brazil and regulations thereunder in effect on the date hereof, which are subject to change (possibly with retroactive effect). This discussion does not specifically address all of the Brazilian tax considerations that may be applicable to any particular Non-Brazilian Holder. Therefore, each Non-Brazilian Holder should consult his or her own tax advisor about the Brazilian tax consequences of an investment in Preferred Shares or ADSs.

Individuals domiciled in Brazil and Brazilian companies are taxed in Brazil on the basis of their worldwide income which includes earnings of Brazilian companies’ foreign subsidiaries, branches and affiliates. The earnings of branches of foreign companies and non-Brazilian residents, or nonresidents, in general are taxed in Brazil only on income derived from Brazilian sources.

Distributions of Interest on Capital

Law No. 9,249, dated December 26, 1995, as amended, allows a Brazilian corporation, such as us, to make distributions to shareholders of interest on net equity and treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax, and, since 1998, social contribution on profits as well, as long as the limits described below are observed. These distributions may be paid in cash. For tax purposes this interest is limited to the daily pro rata variation of the TJLP, as determined by the Brazilian Central Bank from time to time, and the amount of the deduction may not exceed the greater of:

•

50% of net income (after the deduction of the provisions of social contribution on net profits but before the provision for corporate income tax and the amounts attributable to shareholders as net interest on equity) related to the period in respect of which the payment is made; and

•	50% of the sum of retained earnings and profit reserves as of the date of the beginning of the period (fiscal year) in respect of which the payment is made.

Payment of interest to a non-Brazilian holder is subject to withholding income tax at the rate of 15%, or 25% if the non-Brazilian holder is domiciled in a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% or where the laws of that country or location impose restrictions on the disclosure of shareholding composition or the ownership of the investment (“Low or Nil Tax Jurisdiction”). These payments may be included, at their net value, as part of any Mandatory Dividend. To the extent payment of interest on net equity is so included, the corporation is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable withholding income tax, is at least equal to the mandatory dividend.

Payments of interest on capital are decided by our shareholders, at the annual shareholders meeting, on the basis of recommendations of our board of directors. No assurance can be given that our board of directors will not recommend that future distributions of profits should be made by means of interest on capital instead of by means of dividends.

Amounts paid as interest on capital (net of applicable withholding tax) may be treated as payments in respect of the dividends that we are obligated to distribute to our shareholders in accordance with our bylaws and the Brazilian Corporation Law. Distributions of interest on capital in respect of our Preferred Shares, including distributions to the Depositary in respect of Preferred Shares underlying ADSs, may be converted into dollars and remitted outside of Brazil, subject to applicable exchange controls.

Taxation of Gains

Preferred Shares

According to Law No. 10,833/03, the gains related to disposition or sale of assets located in Brazil, such as shares, are subject to income tax in Brazil, regardless of whether the sale or the disposition is made by the Non-Brazilian Holder to a resident or person domiciled in Brazil or not.

Gains realized as a result of a transaction are the excess of the amount in reais realized on the sale or exchange of a security over its acquisition cost).

There are arguments to sustain that the acquisition cost of a security registered as a direct investment with the Brazilian Central Bank is calculated on the basis of the foreign currency amount so registered, translated into reais at the Commercial Market rate on the date of such sale or exchange.

Under Brazilian law, income tax rules on such gains can vary depending on the domicile of the non-Brazilian holder, the type of registration of the investment by the non-Brazilian holder with the Central Bank and how the disposition is carried out, as described below.

Capital gains realized by non-Brazilian holders on a disposition of shares carried out on the Brazilian stock exchange (which includes the organized over-the-counter market) are:

•

exempt from income tax when realized by a non-Brazilian holder that (1) has registered its investment in Brazil with the Central Bank under the rules of Resolution 2,689, dated January 26, 2000 (“2,689 Holder”), and (2) is not a resident in a Low or Nil Tax Jurisdiction; or

•

subject to income tax at a rate of 15% in any other case, including a case of gains assessed by a non-Brazilian holder that is not a 2,689 Holder, or is a resident in a Low or Nil Tax Jurisdiction. In these cases, a withholding income tax of 0.005% of the sale value will be applicable and can be later offset with the eventual income tax due on the capital gain.

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

ADSs

As a general rule, gains realized on disposition transactions carried out with a Brazilian resident or not, may be subject to taxation in Brazil. Exception is made to gains realized outside Brazil by a Non Brazilian holder to another non Brazilian Holder, which are not subject to Brazilian income tax, so long as the assets involved are not considered located in Brazil. Although we believe that the ADSs do not fall within the definition of assets located in Brazil for the purposes of Law No. 10,833, considering the general and unclear scope of such provisions and the lack of a judicial court ruling in respect thereto, we are unable to predict whether such understanding will ultimately prevail in the courts of Brazil.

The deposit of the Preferred shares in exchange for ADSs may be subject to Brazilian tax on capital gains at the rate of 15%, or 25% in the case of Tax-Haven Residents, if the acquisition cost of the shares is lower than (a) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or (b) if no shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold in the 15 trading sessions immediately preceding such deposit. In such case, the difference between the acquisition cost and the average price of the shares calculated as above will be considered to be a capital gain.

There are arguments to sustain that such taxation is not applicable in case of 2,689 Holder that is not Tax Haven Holder. The withdrawal of Depositary Interests in exchange for Shares is not subject to Brazilian tax as far as the regulatory rules in respect to the registration of the investment before the Central Bank are duly observed

Any exercise of preemptive rights relating to the ADSs will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to the Preferred shares by the Depositary on behalf of holders of ADSs will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of preferred shares.

Tax on Financial Transactions

Brazilian law imposes a Tax on Foreign Exchange Transactions, or “IOF/Exchange Tax,” on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Currently, the inflow and outflow of funds related to investments carried out by non-Brazilian holders in the Brazilian financial and capital markets are subject to IOF/Exchange at a zero percent rate, although other rates may apply to particular operations and the Brazilian government may increase the rate at any time up to 25.0% on the foreign exchange transaction amount. However, any increase in rates is only authorized to apply to future transactions.

Brazilian law also imposes a Tax on Transactions Involving Bonds and Securities, or “IOF/Bonds Tax,” due on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange. The rate of IOF/Bonds Tax applicable to transactions involving common shares is currently zero, although the Brazilian government may increase such rate at any time up to 1.5% of the transaction amount per day, but only in respect of future transactions.

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

U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences that may be relevant with respect to the ownership and disposition of our preferred shares or ADSs, which are evidenced by ADRs. This description addresses only the U.S. federal income tax considerations of U.S. holders (as defined below) that are initial purchasers of our preferred shares or ADSs and that will hold such shares or ADSs as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, financial institutions, insurance companies, real estate investment trusts, grantor trusts, regulated investment companies, dealers or traders in securities or currencies, tax-exempt entities, pension funds, persons that received our preferred shares or ADSs pursuant to an exercise of employee stock options or rights or otherwise as compensation for the performance of services, persons that will hold our preferred shares or ADSs as a position in a “straddle” or as a part of a “hedging”, “conversion” or other risk reduction transaction for U.S. federal income tax purposes, persons that have a “functional currency” other than the U.S. dollar, persons that will own our preferred shares or ADSs through partnerships or other pass through entities, holders subject to the alternative minimum tax, certain former citizens or long-term residents of the United States or holders that own (or are deemed to own) 10% or more (by voting power) of our shares.

This description does not address any state, local or non-U.S. tax consequences of the ownership and disposition of our preferred shares or ADSs. Moreover, this description does not address the consequences of any U.S. federal tax other than income tax, including but not limited to the U.S. federal estate and gift taxes. This description is based on (i) the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this annual report and (ii), in part, on the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

As used below, a “U.S. holder” is a beneficial owner of a preferred share or ADS that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if (a) a court within the United States is able to exercise primary supervision over its administration and (b) one or more U.S. persons have the authority to control all of the substantial decisions of such trust. As used below, a “Non-U.S. holder” is a beneficial owner of a preferred share or ADS that is neither a U.S. holder nor a partnership (or other entity treated as a partnership for U.S. federal income tax purposes).

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds preferred shares or ADSs, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A partnership or its partners should consult their tax advisor as to its tax consequences.

Treatment of ADSs

In general, for U.S. federal income tax purposes, a holder of an ADR evidencing an ADS will be treated as the beneficial owner of our preferred shares represented by the applicable ADS. The U.S. Treasury Department has expressed concern that depositaries for ADSs, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. holders of such receipts or shares. Accordingly, the analysis regarding the availability of a U.S. foreign tax credit for Brazilian taxes and sourcing rules described below could be affected by future actions that may be taken by the U.S. Treasury Department.

Taxation of Dividends

Subject to the discussion under “—Passive Foreign Investment Company Rules,” in general, the gross amount of a distribution made with respect to a preferred share or ADS (which for this purpose shall include distributions of interest attributable to shareholders’ equity before any reduction for any Brazilian taxes withheld therefrom) will, to the extent made from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, constitute a dividend to a U.S. holder for U.S. federal income tax purposes. For taxable years beginning on or before December 31, 2010, non-corporate U.S. holders may be taxed on dividends from a qualified foreign corporation at the lower rates applicable to long-term capital gains (i.e., gains with respect to capital assets held for more than one year). A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares or ADSs that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that the ADSs (which are listed on the NYSE), but not our preferred shares, are readily tradable on an established securities market in the United States. Thus, subject to the discussion below under “—Passive Foreign Investment Company Rules,” dividends that we pay on the ADS, but not on our preferred shares, currently meet the conditions required for these reduced tax rates. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in later years. Furthermore, a U.S. holder’s eligibility for such preferential rate is subject to certain holding period requirements and the non-existence of certain risk reduction transactions with respect to the ADSs. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. holders. Subject to the discussion below under “—Passive Foreign Investment Company Rules,” if a distribution exceeds the amount of our current and accumulated earnings and profits, it will be treated as a non-taxable return of capital to the extent of the U.S. holder’s tax basis in our preferred share or ADS on which it is paid and thereafter as capital gain. We do not maintain calculations of our earnings and profits under U.S. federal income tax principles. Therefore, U.S. holders should expect that distributions by us generally will be treated as dividends for U.S. federal income tax purposes.

A dividend paid in reais will be includible in the income of a U.S. holder at its value in U.S. dollars calculated by reference to the prevailing spot market exchange rate in effect on the day it is received by the U.S. holder in the case of our preferred shares or, in the case of a dividend received in respect of ADSs, on the date the dividend is received by the depositary, whether or not the dividend is converted into U.S. dollars. Assuming the payment is not converted at that time, the U.S. holder will have a tax basis in reais equal to that U.S. dollar amount, which will be used to measure gain or loss from subsequent changes in exchange rates. Any gain or loss realized by a U.S. holder that subsequently sells or otherwise disposes of reais, which gain or loss is attributable to currency fluctuations after the date of receipt of the dividend, will be ordinary gain or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

The gross amount of any dividend paid (which will include any amounts withheld in respect of Brazilian taxes) with respect to a preferred share or ADS will be subject to U.S. federal income taxation as foreign source dividend income, which may be relevant in calculating a U.S. holder’s foreign tax credit limitation. Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes and certain exceptions for short-term and hedged positions, any Brazilian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. holder’s U.S. federal income tax liability (or at a U.S. holder’s election, may be deducted in computing taxable income if the U.S. holder has elected to deduct all foreign income taxes for the taxable year). The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific “baskets” of income. For this purpose, the dividends should generally constitute “passive category income,” or in the case of certain U.S. holders, “general category income.” The rules with respect to foreign tax credits are complex, and U.S. holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Section 305 of the Code provides special rules for the tax treatment of preferred stock. According to the U.S. Treasury Regulations under that section, the term preferred stock generally refers to stock which enjoys certain limited rights and privileges (generally associated with specified dividend and liquidation priorities) but does not participate in corporate growth to any significant extent. While our preferred shares have some preferences over our common shares, the preferred shares are not fixed as to dividend payments or liquidation value. Consequently, although the matter is not entirely clear, we believe and intend to take the position that the preferred shares should be treated as “common stock” within the meaning of Section 305 of the Code. If the preferred shares are treated as “common stock” for purposes of Section 305 of the Code, distributions to U.S. Holders of additional shares of such “common stock” or preemptive rights relating to such “common stock” with respect to their preferred shares or ADSs that are made as part of a pro rata distribution to all shareholders in most instances will not be subject to U.S. federal income tax. On the other hand, if the preferred shares are treated as “preferred stock” within the meaning of Section 305 of the Code, and if a U.S. Holder receives a distribution of additional shares or preemptive rights as described in the preceding sentence, such distributions (including amounts withheld in respect of any Brazilian taxes) will be treated as dividends to the same extent and in the same manner as distributions payable in cash. In that event, the amount of such distribution (and the basis of the new shares or preemptive rights so received) will equal the fair market value of the shares or preemptive rights on the date of distribution.

Subject to the discussion under “—Passive Foreign Investment Company Rules,” a Non-U.S. holder of preferred shares or ADSs generally will not be subject to U.S. federal income or withholding tax on dividends received on such shares or ADSs, unless such income is effectively connected with the conduct by such Non-U.S. holder of a trade or business in the United States.

Sale, Exchange or Other Disposition of Preferred Shares or ADSs

A deposit or withdrawal of preferred shares by a U.S. holder in exchange for the ADS that represent such shares will not result in the realization of gain or loss for U.S. federal income tax purposes. A U.S. holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of a preferred share or ADS held by the U.S. holder or the depositary, as the case may be, in an amount equal to the difference between the U.S. holder’s adjusted basis in its preferred shares or ADSs (determined in U.S. dollars) and the U.S. dollar amount realized on the sale, exchange or other disposition. If a Brazilian tax is withheld on the sale, exchange or other disposition of a share, the amount realized by a U.S. holder will include the gross amount of the proceeds of that sale, exchange or other disposition before deduction of the Brazilian tax. In the case of a non-corporate U.S. holder, the maximum marginal U.S. federal income tax rate applicable to capital gain will generally be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than, as discussed above, certain dividends) if such holder’s holding period for such preferred share or ADS exceeds one year (i.e., such gain is a long-term capital gain). Capital gain, if any, realized by a U.S. holder on the sale or exchange of a preferred share or ADS generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, in the case of a disposition or deposit of a preferred share or ADS that is subject to Brazilian tax, the U.S. holder may not be able to use the foreign tax credit for that Brazilian tax unless it can apply the credit against U.S. tax payable on other income from foreign sources in the appropriate income category, or, alternatively, it may take a deduction for the Brazilian tax if it elects to deduct all of its foreign income taxes. The deductibility of capital losses is subject to limitations under the Code.

The initial tax basis of a U.S. holder’s preferred shares or ADSs will be the U.S. dollar value of the reais-denominated purchase price determined on the date of purchase. If our preferred shares or ADSs are treated as traded on an “established securities market,” a cash basis U.S. holder, or, if it elects, an accrual basis U.S. holder, will determine the dollar value of the cost of such preferred shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The conversion of U.S. dollars to reais and the immediate use of that currency to purchase preferred shares or ADSs generally will not result in taxable gain or loss for a U.S. holder.

With respect to the sale or exchange of preferred shares or ADSs, the amount realized generally will be the U.S. dollar value of the payment received determined on (i) the date of receipt of payment in the case of a cash basis U.S. holder and (ii) the date of disposition in the case of an accrual basis U.S. holder. If our preferred shares or ADSs are treated as traded on an “established securities market,” a cash basis taxpayer, or, if it elects, an accrual basis taxpayer, will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a Non-U.S. holder of preferred shares or ADSs generally will not be subject to U.S. federal income or withholding tax on any gain realized on the sale, exchange or other disposition of such shares or ADSs unless (i) such gain is effectively connected with the conduct by such Non-U.S. holder of a trade or business in the United States or (ii) in the case of any gain realized by an individual Non-U.S. holder, such holder is present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Other Brazilian Taxes

Any Brazilian IOF tax or CPMF tax (as discussed under “—Taxation—Brazilian Tax Considerations” above) may not be treated as a creditable foreign tax for U.S. federal income tax purposes, although a U.S. holder may be entitled to deduct such taxes if it elects to deduct all of its foreign income taxes. U.S. holders should consult their tax advisors regarding the U.S. federal income tax consequences of these taxes.

Passive Foreign Investment Company Rules

A Non-U.S. corporation will be classified as a “passive foreign investment company”, or a PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (1) at least 75 percent of its gross income is “passive income” or (2) at least 50 percent of the average value of its gross assets is attributable to assets that produce “passive income” or is held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. For purposes of the PFIC asset test, the aggregate fair market value of the assets of a publicly traded foreign corporation generally is treated as being equal to the sum of the aggregate value of the outstanding stock and the total amount of the liabilities of such corporation (the “Market Capitalization”).

Based on certain estimates of our gross income and gross assets, the nature of our business, and our anticipated Market Capitalization, we believe that we will not be classified as a PFIC for our taxable year ended December 31, 2008. Our status in future years will depend on our assets and activities in those years. We have no reason to believe that our assets or activities will change in a manner that would cause us to be classified as a PFIC for the taxable year ended December 31, 2009 or any future year, but there can be no assurance that we will not be considered a PFIC for any taxable year because our status will depend on our assets and activities in those years, as well as our actual Market Capitalization as determined at the end of each calendar quarter. If we are or become a PFIC (except as discussed below), any excess distribution (generally a distribution in excess of 125% of the average distribution over a three-year period or shorter holding period for our shares) and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over the U.S. holder’s holding period, (b) the amount deemed realized in each year had been subject to tax in each such year at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before we became a PFIC, which would be subject to tax at the U.S. holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. U.S. holders should consult their own tax advisors regarding the tax consequences that would arise if we were treated as a PFIC.

If we were a PFIC, a U.S. holder of preferred shares or ADSs may be able to make certain elections that may alleviate certain of the tax consequences referred to above. Where a company that is a PFIC meets certain reporting requirements, a U.S. holder can avoid certain adverse PFIC consequences described above by making a “qualified electing fund,” or a QEF election to be taxed currently on its proportionate share of the PFIC’s ordinary income and net capital gains. However, we do not intend to comply with the necessary accounting and record keeping requirements that would allow a U.S. holder to make a QEF election with respect to us.

If our preferred shares or ADSs are “regularly traded” on a “qualified exchange,” a U.S. holder may make a mark-to-market election with respect to our preferred shares or ADSs, as the case may be. If a U.S. holder makes the mark-to-market election, for each year in which we are a PFIC, the holder will generally include as ordinary income the excess, if any, of the fair market value of the preferred shares or ADSs, as the case may be, at the end of the taxable year over their adjusted tax basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted tax basis of the preferred shares or ADSs, over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a U.S. holder makes the election, the holder’s tax basis in the preferred shares or ADSs, as the case may be, will be adjusted to reflect the amount of any such income or loss. Any gain recognized on the sale or other disposition of preferred shares or ADSs will be treated as ordinary income. The preferred shares and ADSs will be considered “marketable stock” if they are traded on a qualified exchange, other than in de minimis quantities, on at least 15 days during each calendar quarter. The NYSE is a qualified exchange and the BOVESPA may constitute a qualified exchange for this purpose provided the BOVESPA meets certain trading volume, listing, financial disclosure, surveillance and other requirements set forth in applicable U.S. Treasury Regulations. However, we cannot be certain that our ADSs or preferred shares will continue to trade on the NYSE or the BOVESPA, respectively, or that our preferred shares or ADSs will be traded on at least 15 days in each calendar quarter in other than de minimis quantities. U.S. holders should be aware, however, that if we are determined to be a PFIC, the interest charge regime described above could be applied to indirect distributions or gains deemed to be attributable to U.S. holders in respect of any of our subsidiaries that also may be determined to be a PFIC, and the mark-to-market election generally would not be effective for such subsidiaries. Each U.S. holder should consult its own tax advisor to determine whether a mark-to-market election is available and the consequences of making an election if we were characterized as a PFIC.

Information Reporting and Backup Withholding

U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of shares. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our preferred shares or the ADSs made within the United States or by a U.S. payor or U.S. middleman to a holder of our preferred shares or the ADSs, other than an exempt recipient, including a corporation, a payee that is not a U.S. person that provides an appropriate certification and certain other persons. Backup withholding tax will apply to any payments of dividends on, or the proceeds from the sale or redemption of, preferred shares or the ADSs within the United States or by a U.S. payor or U.S. middleman to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 28% for taxable years through 2010.

Backup withholding is not an additional tax. You generally will be entitled to credit any amounts withheld under the backup withholding rules against your U.S. federal income tax liability or a refund of the amounts withheld provided the required information is furnished to the Internal Revenue Service in a timely manner.

The above description is not intended to constitute a complete analysis of all tax consequences relating to ownership and disposition of preferred shares or ADSs. Prospective purchasers should consult their own tax advisors concerning the tax consequences of their particular situations.

Documents on Display

Statements contained in this annual report regarding the contents of any contract or other document filed as an exhibit to this annual report summarize their material terms, but are not necessarily complete, and each of these statements is qualified in all respects by reference to the full text of such contract or other document.

We are subject to the periodic reporting and other informational requirements of the Exchange Act applicable to a foreign private issuer. Accordingly, we are required to file with or furnish to the SEC reports and other information, including annual reports on Form 20-F and reports on Form 6-K.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and members of our board of directors and board of executive officers and our principal shareholders are exempt from reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, as a foreign private issuer, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

You may inspect and copy reports and other information that we file with or furnish to the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington D.C. 20549. Copies of these materials may be obtained by mail from the SEC’s Public Reference Room at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains an internet website at www.sec.gov from which you can electronically access these materials.

We also file financial statements and other periodic reports with the CVM, which are available for investor inspection at the CVM’s offices located at Rua Sete de Setembro, 111, 2nd floor, Rio de Janeiro, RJ, and Rua Formosa, 367, 20th floor, São Paulo, SP. The telephone numbers of the CVM in Rio de Janeiro and São Paulo are +55-21-3233-8390 and +55-11-2146-2000, respectively.

Copies of our annual report on Form 20-F and documents referred to in this annual report and our bylaws are available for inspection upon request at our headquarters at SIA/Sul, ASP, Lote D, Bloco B –71215-000 – Setor de Indústria, Brasília, DF, Brazil. Our filings are also available to the public through the internet at our website at www.brasiltelecom.com.br/ir. The information included on our website or that might be accessed through our website is not included in this annual report and is not incorporated into this annual report by reference.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks related to changes in exchange rates and interest rates. The principal market for our products and services is Brazil, and substantially all of our revenues are denominated in reais.

Exchange Rate Risk

We are exposed to foreign exchange risk because a significant portion of our equipment costs, such as costs relating to switching centers and software used for upgrading network capacity, are primarily denominated in foreign currencies or linked to foreign currencies, primarily the U.S. dollar. In 2008, approximately 30% of our capital expenditures were U.S. dollar-denominated or linked to the U.S. dollar. A hypothetical, instantaneous 10.0% depreciation of the real against the U.S. dollar as of December 31, 2007 would have resulted in an increase of R$139.1 million in the cost of our capital expenditures in 2008, assuming that we would have incurred all of these capital expenditures notwithstanding the adverse change in the exchange rates.

Our financing cost and the amount of financial liabilities that we record are also exposed to exchange rate risk. As of December 31, 2008, R$791 million, or 16.9%, of our total consolidated indebtedness was denominated in foreign currency, not including swap adjustments. At December 31, 2008, we protected 60.5% of our indebtedness affected by exchange rate variation against significant variations in exchange rates (primarily U.S. dollars, Japanese Yen and Cesta de Moedas) by using foreign currency swaps, foreign exchange options and foreign currency investments. The aggregate notional principal amount of our swap contracts is approximately US$120 million, of which approximately US$49 million matures within one year and approximately US$71 million matures in one to three years. At December 31, 2008, the fair value of the swap contracts amounted to approximately R$222 million. The aggregate notional principal amount of the forward exchange options is approximately US$144 million, all of which matures in 2009.

In 2008, losses on foreign currency and monetary restatement amounted to approximately R$232 million due to the depreciation of the real against the U.S. dollar. At December 31, 2008, a hypothetical, instantaneous and unfavorable 10.0% depreciation of the real against other relevant currencies would result in an increase of R$59 million in our total debt obligations considering the net impact of the increase in our debt obligations and the decrease in our swap position. For further information about our swap agreements and other derivative financial instruments we use, see note 34 to our audited consolidated financial statements included elsewhere in this annual report.

Interest Rate Risk

We are exposed to interest rate risk because a significant portion of our indebtedness bears interest at floating rates. At December 31, 2008, our total outstanding indebtedness on a consolidated basis, excluding swap adjustments, was R$4,664 million, of which R$4,058 million, or 87.5%, bore interest at floating rates, including R$3,667 million of real-denominated indebtedness that bore interest at rates based on the CDI rate or the TJLP rate, and R$330 million of U.S. dollar- and Japanese Yen-denominated indebtedness that bore interest at rates based on U.S. dollar and Japanese Yen LIBOR. At December 31, 2008, we did not have any outstanding derivative agreements to limit our exposure to variations in the TJLP rate or the CDI rate.

We invest our excess liquidity (R$3,485 million as of December 31, 2008) mainly in certificates of deposit issued by financial institutions with AAA rating from international rating agencies and in investment funds created by top Brazilian asset managers exclusively for us. The fund managers are responsible for managing our funds, subject to the direction of our senior management and board of directors. Currently, these funds are comprised mainly of government bonds and other low-risk financial instruments linked to the CDI rate. We believe that our exposure to fluctuations in Brazilian interest rates is partially mitigated by these investments.

The potential loss to us over one year that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates in 2008 would be approximately R$51 million to our financial liabilities, considering both the impact in our debt obligations and swap position, and R$35 million to our financial assets. This sensitivity analysis is based on the assumption of an unfavorable 100 basis points movement of the interest rates applicable to each homogeneous category of financial assets and liabilities and sustained over a period of one year. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g., reais). As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuation for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

Hedging Policy

We employ financial risk management strategies using cross-currency interest rate swaps. Our financial risk management strategy is designed to protect us against devaluation of the real against foreign currencies and increases in foreign currency interest rates, according to our foreign-currency exposure in connection with our financings. We do not enter into derivatives transactions for speculative or any other purposes.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Certain of our debt instruments require us to comply with financial covenants, the most restrictive of which are as follows:

•	Total debt to EBITDA less than or equal to 3.25 to 1.0 at the end of and for each fiscal quarter until maturity;

•	Consolidated EBITDA to consolidated interest expense greater than or equal to 2.25 to 1.0 at the end of and for each fiscal quarter until maturity; and

•	Total debt to total debt plus shareholders’ equity less than or equal to 0.60 to 1.0 at the end of and for each fiscal quarter until maturity.

We were in compliance with these financial covenants at December 31, 2008. However, as a result of certain adjustments to contingencies in 2009, we expect that we will not comply with certain covenants set forth in our debt instruments with BNDES and JBIC and in our debentures as of June 30, 2009. As of December 31, 2008 the aggregate principal amount outstanding under these debt instruments was R$2,655 million, R$282 million and R$1,092 million, respectively.

Under each of these debt instruments the creditor has the right to accelerate the debt if, at the end of any fiscal quarter, we are not in compliance with the covenants containing these ratios. We have received a waiver from BNDES and are currently seeking waivers from JBIC and the holders of our debentures in respect of the anticipated breach of these covenants.

The instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses, such that the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness. The total amount of debt that would have been reclassified to current liabilities in the event that we were in default as of December 31, 2008, would have been R$4,125 million.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) are controls and other procedures that are designed to provide reasonable assurance that the information that we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer, or CEO, and our chief financial officer, or CFO, as appropriate to allow timely decisions regarding required disclosure.

In connection with the preparation of this annual report on Form 20-F, our management, under the supervision and with the participation of our CEO and our CFO, carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2008. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Based on this evaluation, our CEO and CFO concluded that because of the material weakness described below our disclosure controls and procedures were not effective at the reasonable assurance level as of December 31, 2008.

In connection with the requirements of Sarbanes-Oxley Act of 2002, we performed additional analyses and alternative procedures to ensure that our consolidated financial statements included in this annual report on Form 20-F were prepared in accordance with applicable GAAP. As a result, we have concluded that the consolidated financial statements included in this annual report on Form 20-F present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with applicable GAAP.

Management’s Annual Report on Internal Control over Financial Reporting and Report of Independent Registered Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our CEO and CFO, our management conducted an assessment of our internal control over financial reporting as of December 31, 2008 based on the criteria established in “Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission, or COSO.

A material weakness is a control deficiency, or combination of control deficiencies in internal control over financial reporting, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected on a timely basis. During the assessment of our internal control over financial reporting described above, our management identified a material weakness relating to the financial statement closing process in connection with the reconciliations of shareholders’ equity and net income from Brazilian GAAP to U.S. GAAP. This control deficiency resulted in a restatement of the above-mentioned reconciliations as of December 31, 2007 and for the two years ended December 31, 2007.

We maintained controls related to the review of the financial statement closing process in connection with the reconciliations of shareholders’ equity and net income from Brazilian GAAP to U.S. GAAP that were not operating properly in previous years. This control deficiency resulted in more than a remote likelihood that a material misstatement of the financial statements would not be prevented or detected on a timely basis. Accordingly, our management has determined that this control deficiency constitutes a material weakness.

As a result of the material weakness described above, our management concluded that as of December 31, 2008, we did not maintain effective internal control over financial reporting based on the criteria established in “Internal Control — Integrated Framework” issued by COSO.

Our independent auditors, Deloitte Touche Tohmatsu Auditores Independentes, have audited our internal control over financial reporting, and the report of the auditors is included herein.

Attestation Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Brasil Telecom S.A.

We have audited the internal control over financial reporting of Brasil Telecom S.A. and subsidiaries (the “Company”) as of December 31, 2008, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment: The Company’s management identified a material weakness relating to the financial statement closing process in connection with the reconciliations of shareholders’ equity and net income from Brazilian accounting practices to accounting principles generally accepted in the United States of America. This control deficiency resulted in a restatement of the above mentioned reconciliations as of December 31, 2007 and for the two years in the period ended December 31, 2007. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and this report does not affect our report on such financial statements.

In our opinion, because of the effect of the material weakness identified above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2008 of the Company and our report dated July 9, 2009, expressed an unqualified opinion on those financial statements and included explanatory paragraphs relating to: (1) differences between Brazilian accounting practices and accounting principles generally accepted in the United States of America; (2) the restatement for comparative purposes of the consolidated balance sheet as of December 31, 2007 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the two year period then ended for changes in Brazilian Accounting Practices; (3) the plans for the merger of Brasil Telecom Participações S.A. into the Company; and (4) the restatement of the reconciliations of differences between Brazilian accounting practices and accounting principles generally accepted in the United States of America of shareholders’ equity as of December 31, 2007 and net income for the two year in the period then ended.

/s/ Deloitte Touche Tohmatsu

Auditores Independentes

July 9, 2009

Brasília, Brazil.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the year ended December 31, 2008 that materially affected or were reasonably likely to materially affect our internal control over financial reporting.

Since the end of 2008, in connection with the requirements of the Sarbanes-Oxley Act of 2002, our management undertook, among others, the following major actions:

•

strengthening over the culture of risk management and corporate governance among executives and employees focused on proper operation of key controls for business processes in connection with the control environment of the new controlling company; and

•

improvement of the quality and efficiency of the process to monitor, review and operate the key internal controls over the financial reporting closing process, based on the expertise of the new controlling company’s specialized group, which became responsible for preparing our U.S. GAAP reconciliations in connection with the acquisition on January 8, 2009.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our fiscal council currently includes an “audit committee financial expert” within the meaning of this Item 16A. Our fiscal council has determined that Éder Carvalho Magalhães is our fiscal council financial expert. Éder Carvalho Magalhães’s biographical information is included in “Item 6. Directors, Senior Management and Employees.” Éder Carvalho Magalhães is independent, as that term is defined in Rule 303A.02 of the New York Stock Exchange’s Listed Company Manual.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics that applies to members of our board of directors, fiscal council and board of executive officers, as well as to our other employees. A copy of our code of ethics may be found on our website at www.brasiltelecom.com.br/ir. The information included on our website or that might be accessed through our website is not included in this annual report and is not incorporated into this annual report by reference.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm, Deloitte Touche Tohmatsu Auditores Independentes, during the fiscal years ended December 31, 2008 and 2007:

	Year ended December 31,
	2008		2007
	(in millions of reais)
Audit fees (1)	R$	2.1	R$	1.8
Audit-related fees		—		—
Tax fees		—		—
All other fees		—		—

Total fees	R$	2.1	R$	1.8

(1)	Audit fees consist of the aggregate fees billed by Deloitte Touche Tohmatsu Auditores Independentes in connection with the audit of our annual financial statements and interim reviews of our quarterly financial information.

Pre-Approval Policies and Procedures

Our fiscal council and board of directors have approved an Audit and Non-Audit Services Pre-Approval Policy that sets forth the procedures and the conditions pursuant to which services proposed to be performed by our independent auditors may be pre-approved. This policy is designed to (1) provide both general pre-approval of certain types of services through the use of an annually established schedule setting forth the types of services that have already been pre-approved for a certain year and, with respect to services not included in an annual schedule, special pre-approval of services on a case by case basis by our fiscal council and our board of directors and (2) assess compliance with the pre-approval policies and procedures. Our management periodically reports to our fiscal council the nature and scope of audit and non-audit services rendered by our independent auditors and is also required to report to our fiscal council any breach of this policy of which our management is aware.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

We are relying on the general exemption from the listing standards relating to audit committees contained in Rule 10A-3(c)(3) under the Exchange Act for the following reasons:

•	we are a foreign private issuer that has a fiscal council, which is a board of auditors (or similar body) established and selected pursuant to and as expressly permitted under Brazilian law;

•	Brazilian law requires our fiscal council to be separate from our board of directors;

•	members of our fiscal council are not elected by our management, and none of our executive officers is a member of our fiscal council;

•	Brazilian law provides standards for the independence of our fiscal council from our management;

•

our fiscal council, in accordance with its charter, makes recommendations to our board of directors regarding the appointment, retention and oversight of the work of any registered public accounting firm engaged (including, the intermediation of disagreements between our management and our independent auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for our company, as Brazilian law requires that our board of directors appoint, retain and oversee the work of our independent public accountants;

•

our fiscal council (1) has implemented procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing, and (2) has authority to engage independent counsel and other advisors as it determines necessary to carry out its duties; and

•

our company compensates our independent auditors and any outside advisors hired by our fiscal council and provides funding for ordinary administrative expenses incurred by the fiscal council in the course of its duties.

We, however, do not believe that our reliance on this general exemption will materially adversely affect the ability of our fiscal council to act independently and to satisfy the other requirements of the listing standards relating to audit committees contained in Rule 10A-3 under the Exchange Act.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

On November 4, 2003, the SEC approved the final corporate governance rules established by the NYSE. According to these rules, foreign private issuers that are listed on the NYSE, such as Brasil Telecom, are subject to a more limited set of corporate governance requirements than those imposed on U.S. domestic issuers. As a foreign private issuer, Brasil Telecom must comply with the following four requirements imposed by the NYSE:

•	Brasil Telecom must satisfy the audit committee requirements of Rule 10A-3 under the Exchange Act;

•

Brasil Telecom’s Chief Executive Officer must promptly notify the NYSE in writing if any executive officer of Brasil Telecom becomes aware of any material non-compliance with any of the applicable NYSE corporate governance rules;

•

Brasil Telecom must provide a brief description of any significant ways in which Brasil Telecom’s corporate governance practices differ from those required to be followed by U.S. domestic issuers under the NYSE corporate governance rules; and

•

Brasil Telecom must submit an executed written affirmation annually to the NYSE and an interim written affirmation to the NYSE each time a change occurs to Brasil Telecom’s board of directors or any committees of Brasil Telecom’s board of directors that are subject to Section 303A, in each case in the form specified by the NYSE.

Significant Differences

The significant differences between Brasil Telecom’s corporate governance practices and the NYSE’s corporate governance standards are mainly due to the differences between the U.S. and Brazilian legal systems. Brasil Telecom must comply with the corporate governance standards set forth under the Brazilian Corporation Law, the rules of the CVM and the applicable rules of the BOVESPA, as well as those set forth in Brasil Telecom’s bylaws.

The significant differences between Brasil Telecom’s corporate governance practices and the NYSE’s corporate governance standards are set forth below.

Independence of Directors and Independence Tests

In general, the NYSE corporate governance standards require listed companies to have a majority of independent directors and set forth the principals by which a listed company can determine whether a director is independent. However, under the NYSE corporate governance standards, a listed company (whether U.S or foreign) of which more than 50% of the voting power is held by another company (a “controlled company”), need not comply with the following NYSE corporate governance standards:

•	A controlled company need not have a majority of independent directors;

•	A controlled company need not have a nominating/corporate governance committee composed of independent directors with a charter that complies with the NYSE corporate governance rules; and

•	A controlled company need not have a compensation committee composed of independent directors with a charter that complies with the NYSE corporate governance rules.

Because a majority of the voting power of Brasil Telecom’s capital stock is directly controlled by Brasil Telecom Holding, Brasil Telecom is a controlled company, and would therefore not be required to have a majority of independent directors if it were a U.S. domestic issuer.

Although Brazilian Corporation Law and Brasil Telecom’s bylaws establish rules in relation to certain qualification requirements of its directors, neither Brazilian Corporation Law nor Brasil Telecom’s bylaws require that Brasil Telecom have a majority of independent directors nor require Brasil Telecom’s board of directors or management to test the independence of Brasil Telecom’s directors before such directors are appointed.

Executive Sessions

The NYSE corporate governance standards require non-management directors of a listed company to meet at regularly scheduled executive sessions without management.

According to the Brazilian Corporation Law, up to 1/3 of the members of Brasil Telecom’s board of directors can be elected to management positions. The remaining non-management directors are not expressly empowered to serve as a check on Brasil Telecom’s management, and there is no requirement that those directors meet regularly without management. Notwithstanding the foregoing, Brasil Telecom’s board of directors consists entirely of non-management directors, and as such Brasil Telecom believes it would be in compliance with this NYSE corporate governance standard.

Nominating/Corporate Governance and Compensation Committees

The NYSE corporate governance standards require that a listed company have a nomination/corporate governance committee and a compensation committee, each composed entirely of independent directors and each with a written charter that addresses certain duties. However, as a controlled company, Brasil Telecom would not be required to comply with these requirements if it were a U.S. domestic company.

Brasil Telecom is not required under Brazilian law to have, and accordingly does not have, a nominating/corporate governance committee or a compensation committee. Brasil Telecom believes that, pursuant to its bylaws, the role of a nominating committee is generally performed by Brasil Telecom’s board of directors and the role of the corporate governance committee is generally performed by either its board of directors or its senior management.

Brasil Telecom Holding is not required under Brazilian law to have, and accordingly does not have, a compensation committee. Under Brazilian Corporation Law, Brasil Telecom Holding’s shareholders establish the aggregate compensation of its directors and executive officers, including benefits and allowances, at a general shareholder’s meeting based on the recommendation of Brasil Telecom Holding’s board of directors.

Audit Committee and Audit Committee Additional Requirements

The NYSE corporate governance standards require that a listed company have an audit committee with a written charter that addresses certain specified duties and that is composed of at least three members, all of whom satisfy the independence requirements of Rule 10A-3 under the Exchange Act and Section 303A.02 of the NYSE’s Listed Company Manual.

As a foreign private issuer that qualifies for the general exemption from the listing standards relating to audit committees set forth in Section 10A-3(c)(3) under the Exchange Act, Brasil Telecom is not subject to the independence requirements of the NYSE corporate governance standards. See “Item 16D. Exemptions From the Listing Standards for Audit Committees.”

Shareholder Approval of Equity Compensation Plans

The NYSE corporate governance standards require that shareholders of a listed company must be given the opportunity to vote on all equity compensation plans and material revisions thereto, subject to certain exceptions.

Under Brazilian Corporation Law, shareholder pre-approval is required for the adoption and revision of any equity compensation plans, but this decision may be delegated to the board of directors. On November 6, 2007, the shareholders of Brasil Telecom approved a stock option plan at their extraordinary shareholders meeting. At this meeting, the shareholders of Brasil Telecom granted Brasil Telecom’s board of directors the authority to manage and periodically create new stock option programs under this stock option plan. The board of directors has adopted two stock option programs. See “Item 6. Directors, Senior Management and Employees—Stock Option Plans.”

Corporate Governance Guidelines

The NYSE corporate governance standards require that a listed company must adopt and disclose corporate governance guidelines that address certain minimum specified standards which include: (1) director qualification standards; (2) director responsibilities; (3) director access to management and independent advisors; (4) director compensation; (5) director orientation and continuing education; (6) management succession; and (7) annual performance evaluation of the board of directors.

Brasil Telecom has adopted the BOVESPA’s corporate governance rules for Level 1 companies and must also comply with certain corporate governance standards set forth under Brazilian Corporation Law and CVM rules. See “Item 9. The Offer and Listing—Trading on the BOVESPA—BOVESPA Corporate Governance Standards.” The Level 1 rules do not require Brasil Telecom to adopt and disclose corporate governance guidelines covering the matters set forth in the NYSE’s corporate governance standards. However, certain provisions of Brazilian Corporation Law that are applicable to Brasil Telecom address certain aspects of director qualifications standards and director responsibilities.

Code of Business Conduct and Ethics

The NYSE corporate governance standards require that a listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or officers. Each code of business conduct and ethics should address the following items: conflicts of interest; corporate opportunities; confidentiality; fair dealing; protection and proper use of company assets; compliance with laws, rules and regulations (including insider trading laws); and encouraging the reporting of any illegal or unethical behavior.

Although the adoption of a code of ethics is not required by Brazilian law, Brasil Telecom has adopted a code of ethics applicable to its directors, officers and employees, which addresses each of the items listed above. Brasil Telecom’s code of ethics is available on Brasil Telecom’s website at www.brasiltelecom.com.br/ir. No waivers of the provisions of the code of ethics are permitted.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS

(a) Financial Statements

(b) List of Exhibits

1.01	Bylaws of Brasil Telecom S.A., as amended (English translation).

2.01	Deposit Agreement, dated as of November 1, 2001, among Brasil Telecom S.A., Citibank N.A. and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 99.(A)(II) to Post-Effective Amendment No. 1 to Form F-6 of Brasil Telecom S.A. filed on May 16, 2007).

2.02	Amendment No. 1 to Deposit Agreement, dated as of May 18, 2007, among Brasil Telecom S.A., Citibank N.A. and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued and outstanding under the Deposit Agreement, dated as of November 1, 2001 (incorporated by reference to Exhibit 99.(A)(I) to Post-Effective Amendment No. 1 to Form F-6 of Brasil Telecom S.A. filed on May 16, 2007).

3.01	Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., L.F. Tel S.A., Fundação Atlântico de Seguridade Social, Asseca Participações S.A. and, as intervening parties, Telemar Participações S.A. and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to Form 6-K of Brasil Telecom S.A. filed on February 19, 2009).

3.02	Private Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., L.F. Tel S.A., Asseca Participações S.A., BNDES Participações S.A. – BNDESPar, Fiago Participações S.A., Fundação Atlântico de Seguridade Social, and, as intervening parties, Telemar Participações S.A., Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Fundação Petrobras de Seguridade Social – PETROS, Fundação dos Economiários Federais – FUNCEF Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to Form 6-K of Brasil Telecom S.A. filed on February 19, 2009).

4.01	Concession Agreement for Local, Switched, Fixed-Line Telephone Service between ANATEL and Brasil Telecom S.A., No. 116/2006, dated December 2005 (English translation).

4.02	Schedule of Omitted Concession Agreements for Local Switched, Fixed-Line Telephone Service.

4.03	Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service between ANATEL and Brasil Telecom S.A., No. 150/2006, dated December 2005 (English translation).

4.04	Schedule of Omitted Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service.

4.05	Statement of Authorization for Personal Mobile Services between ANATEL and Brasil Telecom Celular S.A., No. 026/2002, dated December 18, 2002 (English Translation).

4.06	Schedule of Omitted Authorizations for Personal Mobile Services.

4.07	Instrument of Authorization for the Use of Radio Frequency Blocks for 2G services between ANATEL and 14 Brasil Telecom Celular S.A., No. 24/2004, dated May 3, 2004 (English Translation).

4.08	Schedule of Omitted Instruments of Authorization for the Use of Radio Frequency Blocks for 2G services.

4.09	Instrument of Authorization for the Use of Radio Frequency Blocks for 3G services between ANATEL and 14 Brasil Telecom Celular S.A., No. 24/2008, dated April 29, 2008 (English Translation).

4.10	Schedule of Omitted Instruments of Authorization for the Use of Radio Frequency Blocks for 3G services.

4.11	Stock Option Plan (2000) of Telecomunicações do Paraná S.A. – Telepar (predecessor to Brasil Telecom S.A.) (English Translation).

4.12	Stock Option Plan (2007) of Brasil Telecom S.A. (English Translation).

8.01	List of subsidiaries.

12.01	Certification of the Chief Executive Officer of Brasil Telecom S.A. pursuant to the Sarbanes-Oxley Act of 2002.

12.02	Certification of the Chief Financial Officer of Brasil Telecom S.A. pursuant to the Sarbanes-Oxley Act of 2002.

13.01	Certifications of the Chief Executive Officer and the Chief Financial Officer of Brasil Telecom S.A. pursuant to the Sarbanes-Oxley Act of 2002.

There are numerous instruments defining the rights of holders of long-term indebtedness of Brasil Telecom S.A. and its consolidated subsidiaries, none of which authorizes securities that exceed 10% of the total assets of Brasil Telecom S.A. and its subsidiaries on a consolidated basis. Brasil Telecom S.A. hereby agrees to furnish a copy of any such agreements to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: July 13, 2009	BRASIL TELECOM S.A.

/s/ Luiz Eduardo Falco Pires Corrêa
	Name:	Luiz Eduardo Falco Pires Corrêa
	Title:	Chief Executive Officer

Date: July 13, 2009

/s/ Alex Waldemar Zornig
	Name:	Alex Waldemar Zornig
	Title:	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Brasil Telecom S.A.

We have audited the accompanying consolidated balance sheets of Brasil Telecom S.A. and subsidiaries (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in shareholders’ equity, cash flows and value added for the three years in the period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2008 and 2007, and the consolidated results of its operations, the changes in shareholders’ equity, its cash flows and the value added in its operations for the three years in the period ended December 31, 2008, in conformity with Brazilian accounting practices.

Brazilian accounting practices vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 36 to the consolidated financial statements.

As discussed in Note 2, in view of the changes in Brazilian accounting practices in 2008, the consolidated balance sheet as of December 31, 2007, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the two years period then ended, have been restated as set forth in NPC 12 - Accounting Policies, Changes in Accounting Estimates and Errors, for comparative purposes.

As discussed in Note 34m., there are plans for the merger of Brasil Telecom Participações S.A. into the Company.

As discussed in Note 36n., the Company has restated its presentation of the reconciliations of differences between Brazilian accounting practices and accounting principles generally accepted in the United States of America of its shareholders’ equity as of December 31, 2007 and net income for the two years period then ended.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2008 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 9, 2009, expressed an adverse opinion on the Company’s internal control over financial reporting because of a material weakness.

/s/ Deloitte Touche Tohmatsu

Auditores Independentes

July 9, 2009

Brasília, Brazil.

BRASIL TELECOM S.A.

CONSOLIDATED BALANCE SHEETS

As of December 31, 2008 and 2007

(In thousands of Brazilian reais)

		2007	2008
		(as restated)
Current assets:
Cash and Cash Equivalents	Note 11	583,992	1,478,558
Cash investments	Note 12	1,846,595	561,867
Trade accounts receivable, net	Note 13	2,189,701	2,210,090
Inventories, net	Note 14	32,711	54,048
Derivatives	Note 26	—	29,179
Recoverable taxes	Note 15	454,283	546,243
Deferred taxes	Note 9	366,624	421,150
Escrow Deposits	Note 16	329,357	678,972
Other assets	Note 17	173,404	159,058

Total current assets		5,976,667	6,139,165
Non-current assets:
Long-term assets
Derivatives	Note 26	6,218	—
Recoverable taxes	Note 15	202,777	294,819
Deferred taxes	Note 9	1,250,519	1,327,500
Escrow Deposits	Note 16	1,063,512	2,224,993
Other assets	Note 17	83,852	145,625

Total long-term assets		2,606,878	3,992,937
Investments	Note 18	24,218	3,744
Property, plant and equipment, net	Note 19	5,690,434	5,902,124
Intangible assets	Note 20	1,236,677	1,632,218

Total permanent assets		6,951,329	7,538,086

Total non-current assets		9,558,207	11,531,023

Total assets		15,534,874	17,670,188

Current liabilities:
Payroll and related accruals	Note 21	103,550	110,158
Accounts payable and accrued expenses	Note 22	1,614,432	2,060,414
Taxes other than income taxes	Note 23	746,216	669,436
Dividends and employees’ profit sharing	Note 24	846,169	424,022
Income taxes payable	Note 9	74,707	66,720
Loans and financing	Note 25	399,231	670,707
Derivatives	Note 26	118,752	89,920
Licenses to offer services	Note 27	78,844	160,074
Provisions for contingencies	Note 28	197,457	218,297
Provision for pensions and other benefits	Note 29	101,467	148,391
Other liabilities		131,110	173,508

Total current liabilities		4,411,935	4,791,647
Non-Current liabilities:
Income taxes payable	Note 9	62,651	102,093
Taxes other than income taxes	Note 23	97,683	257,127
Loans and financing	Note 25	3,602,633	3,993,198
Swap contracts	Note 26	287,762	132,153
Licenses to offer services	Note 27	174,632	623,585
Provisions for contingencies	Note 28	695,228	710,380
Provision for pensions and other benefits	Note 29	586,278	607,400
Other liabilities		102,100	217,309

Total non-current liabilities		5,608,967	6,643,245
Minority interest		8,510	(5,656)
Shareholders’ equity:
Share capital		3,470,758	3,470,758
Capital reserves		1,328,799	1,338,246
Income reserves		705,905	1,431,948

-Total shareholders’ equity	Note 30	5,505,462	6,240,952

Total liabilities and shareholders’ equity		15,534,874	17,670,188

The accompanying notes are an integral part of the financial statements.

BRASIL TELECOM S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2006, 2007 and 2008

(In thousands of Brazilian reais, except income per share)

		2006	2007	2008
		(as restated)	(as restated)
Net operating revenue	Note 5	10,296,659	11,058,546	11,296,835
Cost of services and sales	Note 6	(6,465,221)	(6,383,083)	(6,209,418)

Gross profit		3,831,438	4,675,463	5,087,417
Operating expenses:		(2,976,019)	(3,307,767)	(3,234,425)
Selling expenses		(1,470,632)	(1,485,352)	(1,364,223)
General and administrative expenses		(1,274,118)	(1,318,501)	(1,401,349)
Other operating expenses, net	Note 7	(231,269)	(503,914)	(468,853)

Operating income before net financial expenses		855,419	1,367,696	1,852,992
Financial expenses, net	Note 8	(312.456)	(274,748)	(273,559)

Operating income		542,963	1,092,948	1,579,433

Income before taxes and minority interests		542,963	1,092,948	1,579,433
Income and social contribution taxes benefit (expenses)	Note 9	(101,430)	(294,727)	(551,468)

Income before minority interest		441,533	798,221	1,027,965
Minority interest		2,922	1,830	1,851

Net income		444,455	800,051	1,029,816

Shares outstanding at the balance sheet date[1]		547,272,191	547,272,189	547,498,889

Income per share outstanding at the balance sheet date – R$[2]		0.81	1.46	1.88

(1)	In thousands of shares for 2006 and in share for 2007 and 2008.

(2)	Per thousand shares for 2006 and per share for 2007 and 2008.

The accompanying notes are an integral part of the financial statements.

BRASIL TELECOM S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years ended December 31, 2006, 2007 and 2008

(In thousands of Brazilian reais)

		Capital Reserves		Profit Reserves
	Share Capital	Capital Reserves	Treasury Shares	Legal Reserve	Investments Reserve	Retained Earnings	Total
Balances as of January 1, 2006	3,435,788	1,517,582	(154,722)	287,672	—	410,287	5,496,607
Adjustments due to adoption of Law 11638/07		482				(86,129)	(85,647)
Balances as of January 1, 2006 (as restated)	3,435,788	1,518,064	(154,722)	287,672	—	324,158	5,410,960

Fiscal benefits on amortization of goodwill	34,970	(34,970)
Donations and subsidies for investments		7					7
Forfeiture of dividends						10,068	10,068
Net income
Originally presented		—				432,391	432,391
Adjustments due to adoption of Law 11638/07		350				12,064	12,414

Net Income (as restated)		350				444,455	444,805
Acquisition of treasury shares			30			(30)
Legal Reserve				21,619		(21,619)
Dividends and interest on shareholders’ equity						(410,772)	(410,772)

Balances as of December 31, 2006 (as restated)	3,470,758	1,483,451	(154,692)	309,291	—	346,260	5,455,068
Forfeiture of dividends						7,726	7,726
Net income
Originally presented						797,287	797,287
Adjustments due to adoption of Law 11638/07						2,764	2,764

Net Income (as restated)						800,051	800,051
Legal Reserve				39,864		(39,864)	—
Dividends and interest on shareholders’ equity						(757,423)	(757,423)
Stock Options		40					40

Balances as of December 31, 2007 (as restated)	3,470,758	1,483,491	(154,692)	349,155	—	356,750	5,505,462
Forfeiture of dividends						20,484	20,484
Net income						1,029,816	1,029,816
Legal Reserve				51,491		(51,491)	—
Dividends and interest on shareholders’ equity						(324,300)	(324,300)
Investments reserve
Attributed to prior year					377,277	(377,277)	—
Allocation in 2008					654,025	(654,025)	—
Treasury Shares		1,953	2,563				4,516
Stock Options		4,931				43	4,974

Balances as of December 31, 2008	3,470,758	1,490,375	(152,129)	400,646	1,031,302	—	6,240,952

The accompanying notes are an integral part of the financial statements.

BRASIL TELECOM S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2006, 2007 and 2008

(In thousands of Brazilian reais)

	2006	2007	2008
	(as restated)	(as restated)
OPERATING ACTIVITIES
Income before income tax and social (Considers reversal of interest on capital)	542,963	1,092,948	1,579,433
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and Amortization	2,689,913	2,435,860	2,066,046
Allowance for Doubtful Accounts	384,320	348,001	370,242
Provision for Contingencies	487,157	649,683	711,486
Provision for Pension Plans	28,709	89,675	81,324
Recovery of expenses on Pension Plans Surplus	—	(81,209)	(61,104)
Loss (gain) on write-off of property, plant and equipment and intangible assets	(49,810)	3,473	56,774
Accrued financial charges	579,458	420,930	622,995
Other	12,737	17,148	(14,843)
Changes in assets and liabilities
Increase in Trade Accounts Receivable	(359,161)	(410,050)	(390,631)
Decrease (increase) in Inventories	18,871	31,453	(21,338)
Increase in Payroll and Related accruals	697	25,029	18,091
Decrease in Accounts Payable and Accrued Increase	(326,112)	(39,296)	(367,808)
Increase (decrease) in Taxes	(264,988)	85,255	(175,617)
Increase (decrease) in Licenses to offer Services	47,591	(101,905)	90,773
Decrease in Provisions for Contingencies	(483,497)	(469,174)	(451,050)
Decrease in Provisions for Pension Plans	(107,585)	(51,143)	(13,278)
Increase (decrease) in Other assets and liabilities	(59,774)	32,402	99,052
Financial charges paid	(566,720)	(585,267)	(525,468)
Income tax and social contribution paid	(49,072)	(359,016)	(619,923)

CASH PROVIDED BY OPERATING ACTIVITIES	2,525,697	3,134,797	3,055,156
INVESTING ACTIVITIES
Cash Investments	(855,065)	382,800	1,283,442
Proceeds from Sale of Fixed Assets	15,257	47,708	24,223
Escrow Deposits	(287,801)	(871,438)	(1,723,203)
Investments in Intangible and Fixed Assets	(1,504,832)	(1,317,712)	(1,438,442)

CASH FLOW FROM INVESTING ACTIVITIES	(2,632,441)	(1,758,642)	(1,853,980)
FINANCING ACTIVITIES
Dividends/interest on capital paid in the Year	(324,481)	(352,019)	(684,610)
Loans and Financing	1,915,937	601,028	739,338
Repayment of Loans	(1,439,037)	(1,417,006)	(336,428)
Payment of leasing obligations	—	(25,709)	(24,910)

CASH FLOW FROM FINANCING ACTIVITIES	152,419	(1,193,706)	(306,610)

INCREASE IN CASH AND CASH EQUIVALENTS	45,675	182,449	894,566

CASH AND CASH EQUIVALENTS
AT THE BEGINNING OF THE YEAR	355,868	401,543	583,992
AT THE END OF THE YEAR	401,543	583,992	1,478,558

The accompanying notes are an integral part of the financial statements.

BRASIL TELECOM S.A.

CONSOLIDATED STATEMENTS OF VALUE ADDED

Years ended December 31, 2006, 2007 end 2008

(In thousands of Brazilian reais)

	2006	2007	2008
	(as restated)	(as restated)
Revenues	14,524,356	15,430,883	15,779,713

Sales of goods and services	15,111,318	15,997,388	17,007,142
Voluntary discounts and cancellations	(528,706)	(585,034)	(1,320,766)
Losses on receivables	(384,320)	(348,001)	(370,242)
Other revenues	326,064	366,530	463,579
Inputs purchased from third parties	(5,186,295)	(5,447,590)	(5,219,705)

Materials	(412,016)	(380,219)	(395,232)
Costs of goods and services sold	(4,675,102)	(4,945,680)	(4,730,837)
Other outside assignments	(99,177)	(121,691)	(93,636)
Retentions	(3,177,070)	(3,085,543)	(2,777,532)

Depreciation and amortization	(2,689,913)	(2,435,860)	(2,066,046)
Provisions for contingencies	(487,157)	(649,683)	(711,486)

Wealth created	6,160,991	6,897,750	7,782,476
Value added received in transfer	661,933	523,770	787,181

Dividends (investments at cost)	262	383	3,016
Financial income	582,875	435,948	697,190
Lease income	78,796	87,439	86,975

Wealth for distribution	6,822,924	7,421,520	8,569,657

Distribution of wealth
Employees	610,167	666,253	878,598

Fees, salaries and premiums	306,946	305,982	409,784
Payroll taxes, benefits and profit sharing	274,512	270,596	387,490
Pension plan reserves	28,709	89,675	81,324
Government - Taxes	4,620,875	4,965,290	5,287,749
Donations and sponsoring	9,892	11,499	23,006
Lessors	1,140,456	980,257	1,352,339

Rentals, leases and insurance	315,115	341,008	401,356
Financial expenses	825,341	639,249	950,983
Shareholders	432,391	797,287	375,791

Interest on capital	348,900	350,400	324,300
Dividends	61,872	407,023	—
Allocation to legal reserve	21,619	39,864	51,491
Minority interest	(2,922)	(1,830)	(1,851)
Retained earnings (accumulated losses)	12,065	2,764	654,025

Wealth distributed	6,822,924	7,421,520	8,569,657

The accompanying notes are an integral part of the financial statements

.BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

1.	Operations

A BRASIL TELECOM S.A. (the “Company”) is a concessionaire of the Switched Fixed Telephony Service (“STFC”) and has been operating since July 1998 in Region II of the General Concession Plan (“PGO”), covering the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul, in addition to the Federal District, providing STFC services in the form of local and intra-regional long-distance calls. Since January 2004, the Company has also been providing services in the form of national and international long-distance calls in all Regions and, from January 2005, local calls also started to be provided outside Region II.

The Company’s businesses, as well as the services provided and the tariffs charged, are regulated by the National Telecommunications Agency (ANATEL).

The concession agreements in effect, regarding local and long-distance calls, came into effect on January 1, 2006 and are effective until December 31, 2025. Additional information on these agreements is provided in note 34.m.

Information regarding the quality and universal service targets of the Switched Fixed Telephony Service are available to interested parties on ANATEL’s website www.anatel.gov.br.

The Company is controlled by Brasil Telecom Participações S.A. (“BrT Part”), a company established on May 22, 1998, as a result of the privatization of Telebrás.

The Company is registered at the Brazilian Securities and Exchange Commission (“CVM”) and at the U.S Securities and Exchange Commission (“SEC”). Its shares are traded on the São Paulo Stock Exchange (“Bovespa”), where it also integrates level 1 of Corporate Governance, and its American Depositary Receipts (ADRs) are traded on the New York Stock Exchange (“NYSE”).

On January 8, 2009, Telemar Norte Leste S.A. (“TMAR”) acquired, through its indirect subsidiary Copart 1 Participações S.A. (“Copart 1”), the shareholding control of the Company and of Brasil Telecom Participações S.A. Such acquisition granted TMAR an interest corresponding to 61.2% of the Company’s voting capital. The acquisition was disclosed through a Material Event Notice issued by the companies on the same date of the transaction (see note 35).

Subsidiaries

During 2006, the Company’s Board of Directors approved the subsidiaries’ corporate restructuring. This restructuring aimed at optimizing the control structure through downsizing of companies, concentration of similar activities and simplification of intercompany shareholdings. The corporate changes performed, carried out at book values, did not have material impacts on the cost structure. The changes that took place in 2008 are mentioned in the comments on the companies presented below, when attributed to them.

a)	14 Brasil Telecom Celular S.A. (“BrT Celular”)

Wholly-owned subsidiary which has been operating since the fourth quarter of 2004 in the provision of Personal Mobile Services (SMP), with an authorization to serve Region II of the PGO.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

b)	BrT Serviços de Internet S.A. (“BrTI”):

Wholly-owned subsidiary whose main purpose was to provide broadband Internet access services up to July 31, 2008. On August 1, 2008, the Internet activities were transferred to its subsidiary Internet Group do Brasil S.A., and corresponded to spun-off assets of R$26.423, calculated at book value. BrTI reduced, by the same amount, the amount of the Company’s shareholding, and the Company received in return the increase in the capital of Internet Group do Brasil S.A.

BrTI continues to provide value-added services, serving clients whose contracts provide for specific terms and conditions.

BrTI holds the control of the following companies:

iG Companies

The iG companies comprise Internet Group (Cayman) Limited (“iG Cayman”), iG Participações S.A. (“iG Part”) and Internet Group do Brasil S.A. (“iG Brasil”).

iG Brasil operates as a dialup and broadband Internet access provider. It also provides value-added services targeted for the home and corporate markets, including the Internet connection accelerator. In addition, iG Brasil also sells advertising space on its portal.

BrTI’s control over the iG Companies up to April 25, 2008 was represented by its 88,81% interest in the capital of iG Cayman, established in the Cayman Islands. On said date, iG Cayman reported dividends to the holders of A Series Convertible Preferred Shares, in the amount of R$76.494, of which R$51.215 to the shareholder BrTI and R$25.279 million to minority shareholders outside Brasil Telecom companies. Subsequently, iG Cayman repurchased the shares held by the minority shareholders outside Brasil Telecom companies, in the amount of R$19.552 (par value). After the share buyback, BrTI started to hold a 90,42% interest in iG Cayman. The said share buyback was mentioned in the Company’s Market Release issued on April 29, 2008.

iG Cayman is a holding company that controls iG Participações S.A. (“iG Part”), which holds a 32,53% interest in the capital of iG Brasil. iG Part and iG Brasil are companies organized and constituted in Brazil.

On June 2, 2008, iG Brasil incorporated Freelance S.A. (“Freelance”), a company which held iBest’s operations, targeted for the Internet sector, and, accordingly, compatible to iG’s operations. The merger report prepared based on the closing down financial statements of Freelance, dated May 31, 2008, calculated spun-off net assets in the amount of R$102.917. BrTI, which was the holder of 100% of Freelance’s capital, currently holds 53,82% of the total shares of iG Brasil.

As regards the former ownership structure of the companies that comprised iBest’s operations, iBest Holding Corporation, which was incorporated in the Cayman Islands, discontinued operations and was dissolved. The company’s dissolution certificate, issued in the Cayman Islands on May 23, 2008, resulted in the write-off of the investment of R$34 recorded in BrTI, its sole shareholder.

On June 2, 2008, iG Brasil also incorporated Central de Serviços Internet Ltda. (“CSI”), a company in which it held a 99,99% interest. CSI provided services for iG Brasil on an exclusive basis and the total net assets merged, included in the report dated May 31, 2008, amounted to R$1.367.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Agência O Jornal da Internet Ltda. (“Jornal Internet”)

BrTI holds a 30% interest in the capital of Jornal Internet, a company engaged in the on-line sale of goods and services, issue of daily newspapers or magazines, and gathering, generation and disclosure of news on selected events. Seventy percent of the capital of Jornal Internet is held by Caio Túlio Vieira Costa, executive vice president of the Internet companies controlled by the Company.

c)	Brasil Telecom Cabos Submarinos Ltda. (“BrT CS”):

Brasil Telecom Cabos Submarinos Ltda. (“BrT CS”), together with its subsidiaries, operates through a system of underwater optical fiber cables, with connection points in the United States, Bermuda, Venezuela and Brazil, allowing data traffic through integrated service packages, offered to local and foreign corporate customers.

BrT CS holds the total capital of Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (“BrT SCS Bermuda”), which, in turn, holds the total shares of Brasil Telecom of America Inc. (“BrT of America”) and Brasil Telecom de Venezuela, S.A. (“BrT Venezuela”). On December 24, 2008, the registration of Brasil Telecom de Colombia, Empresa Unipersonal (“BrT Colombia”) was obtained, a company which is controlled by BrT SCS Bermuda. The new company is awaiting payment of its capital and does not have business operations at the balance sheet date.

d)	Brasil Telecom Comunicação Multimídia Ltda. (“BrT Multimídia”):

Up to April 10, 2007, Brasil Telecom S.A. held 100% of the capital of MTH Ventures do Brasil Ltda. (“MTH”), a holding company which had the control of Brasil Telecom Comunicação Multimídia Ltda., whereas the Company and BrTI held the remaining ownership interest. An Extraordinary General Meeting held on this date decided for the merger of MTH into the Company. Currently, the Company holds an 89,83% interest in the capital of BrT Multimídia, whereas the remaining 10,17% is held by BrTI.

BrT Multimídia provides private telecommunications network services through local optical fiber digital networks in São Paulo, Rio de Janeiro and Belo Horizonte, and a long-distance network connecting these metropolitan business centers. It operates nationwide through commercial agreements with other telecommunications companies to offer services to the other Brazilian regions. It also has Web solution centers in São Paulo, Brasília, Curitiba, Porto Alegre, Rio de Janeiro e Fortaleza, which offer co-location, hosting and other value-added services.

e)	Vant Telecomunicações S.A. (“VANT”):.

A company whose capital is almost entirely held by the Company. BrTI holds only one share in VANT’s capital, which represents an interest of less than 0,01%.

VANT is engaged in the provision of multimedia communication services, purchase and onerous assignment of capabilities and other means, and operates in the capitals of the major Brazilian states.

f)	Brasil Telecom Call Center S.A. (“BrT Call Center”)

Previously named Santa Bárbara dos Pinhais S.A, BrT Call Center changed, as decided at a Shareholders’ Meeting held on August 21, 2007, its business purpose, which started to be the provision of call center services for third parties, including customer service, outbound and

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

inbound telemarketing, training, support, consulting services and related activities, among other services. This company became operational at the beginning of November 2007 by providing call center services for Brasil Telecom S.A. and its subsidiaries which require this type of service. Previously, the call center services were outsourced.

g)	BrT Card Serviços Financeiros Ltda. (“BrT Card”)

Company established to provide management, control and support services for the development and sale of financial products and services, whose articles of organization were registered on July 17, 2008. Its capital was paid up on September 17, 2008, and the Company holds 99,99% of the shares, whereas the remaining capital is held by BrTI. At the balance sheet date, BrT Card had only highly liquid cash investments resulting from the payment of capital, and had not yet started its operations.

Litigation	Release and Settlement Instrument

Transaction Agreement

On April 25, 2008, was signed the Stock Purchase Agreement (the “Agreement”) by its direct and indirect shareholders, which refers to the Acquisition of Brasil Telecom´s Control by Telemar Norte Leste S.A. (see note 35).

When the Shareholding Control Purchase Agreement was signed, long-outstanding litigation that resulted in several lawsuits derived from the change in Brasil Telecom’s Management, which took place in the third quarter of 2005, were resolved. In a material event notice dated April 25, 2008, the Company and Brasil Telecom Participações S.A., together with 14 Brasil Telecom Celular S.A., collectively referred to as Brasil Telecom Parties, announced the terms and conditions which resulted in the transaction document, as mentioned below:

1 – On April 25, 2008, Brasil Telecom Parties (on their behalf and on behalf of their Associates Companies), Opportunity Fund and other Opportunity Parties/Banco Opportunity (on their behalf and on behalf of their Associates Companies) entered into, in conjunction with Telemar Norte Leste S.A. (“Telemar”), a “Waiver, Transaction and Release Public Document” (“Transaction Agreement”), by means of which Brasil Telecom Parties and Opportunity Parties/Banco Opportunity established the terms and conditions for resolving the current claims among the Parties and preventing new ones from being filed.

2 – On April 25, 2008, Brasil Telecom Parties (on their behalf and on behalf of their Associates), Opportunity Fund and other Opportunity Parties/Banco Opportunity (on their behalf and on behalf of their Associates Companies) entered into, in conjunction with Telemar Norte Leste S.A. (“Telemar”), a “Waiver, Transaction and Release Public Document” (“Transaction Agreement”), by means of which Brasil Telecom Parties and Opportunity Parties/Banco Opportunity established the terms and conditions for resolving the current claims among the Parties and preventing new ones from being filed.

3 – It is publicly known that Brasil Telecom Parties and Opportunity Parties/Banco Opportunity (and their respective Associates Companies) are involved in disputes and litigation in Brazil and abroad. Said Parties, without acknowledging the history or undertaking any responsibility related to the mutual litigations they have, decided to serve their mutual interests, avoiding further expenditures of time, efforts and resources in current and future litigation.

4 – Under the Transaction Agreement and to dismiss the lawsuits between Brasil Telecom Parties and Opportunity Parties/Banco Opportunity, so as to make the objective in item 2 above feasible, Telemar undertook the obligation to pay Brazil Telecom Parties a total amount of R$175.730.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

5 – This amount should be paid in two installments. The first one, in the amount of R$80.814, for prompt payment in favor of Brasil Telecom S.A., therefore dismissing the lawsuits between Brasil Telecom S.A. and Opportunity Parties/Banco Opportunity which are pending abroad. The remaining one, in the amount of R$94.916, was divided as follows: (i) R$89.071 in favor of Brasil Telecom S.A. and (ii) R$5.845 in favor of Brasil Telecom Participações S.A., to be settled after the transactions in outstanding lawsuits in Brazil are approved by the Extraordinary Shareholders’ Meetings of Brasil Telecom Participações S.A. and Brasil Telecom S.A.

6 – Under the Transaction Agreement, the agreement among Brasil Telecom Parties and Opportunity Parties/Banco Opportunity (and related Associates Companies) to definitively solve any existing claims and prevent others from being filed, as well as the payments under Telemar’s responsibility, is not contingent on completion of the acquisition of the shareholding control of Brasil Telecom Parties by Telemar.

7 – The Transaction Agreement was signed regardless of any other legal businesses or agreements entered into by and between Opportunity Parties/Banco Opportunity and Telemar and/or their related associates, companies parent companies and companies under joint control, and the validity and effectiveness of the Transaction Agreement are not contingent on or linked to the validity, effectiveness, fulfillment, satisfaction of any conditions or any other events or circumstances related to any other legal businesses or agreements entered into by and between such Parties and/or their related associates companies, parent companies and companies under common control.

Transaction Agreement Approval

The Company and Brasil Telecom S.A., at their related Extraordinary Shareholders´ Meetings held on May 29, 2008, unanimously approved the releases and transactions under the Transaction Document entered into by Telemar Norte Leste S.A., Opportunity Fund and Other Parties, which depended on approval at Shareholders’ Meetings. As a result of the approval, the amounts provided for in the Transaction Agreement have been fully settled by Telemar and received by BrT and BrT Part.

2.	Presentation of the consolidated financial statements

a.	Preparation Criteria

The financial statements have been prepared in conformity with accounting practices adopted in Brazil, the provisions of Corporate Law and the standards of the Brazilian Securities Commission (CVM). The set of practices and standards that governs accounting records and financial statement preparation changed from the fiscal year ended December 31, 2007. Such changes are described below.

Law 11638/07 and Provisional Act 449/08

On December 28, 2007, Law 11638/07 was enacted, altering and introducing new provisions to the Brazilian Corporate Law (Law 6404/76). Said law establishes several changes regarding fiscal years and the preparation of financial statements, to conform these financial statements to the international accounting standards (“IFRS”), and, accordingly, has empowered the CVM to issue accounting standards and procedures for publicly-held companies. The main changes introduced by this Law are effective from the fiscal year ended 2008.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

On December 3, 2008, Provisional Act 449 (“MP 449/08”) was enacted as a law, introducing the Transition Tax Regime (“RTT”) for determination of taxable income, which addresses the tax adjustments arising from the new accounting methods and criteria introduced by Law 11638/07, and introduces some changes to Law 6404/76.

The principal changes introduced by Law 11638/07 and Provisional Act 449/08, effective from 2008, are as follows:

•	Replacement of the Statement of Changes in Financial Position (DOAR) by the Statement of Cash Flows (DFC);

•	A new requirement for the presentation of a Statement of Value Added (DVA);

•	Creation of a new account group, Valuation Adjustments to Shareholders’ Equity, in shareholders’ equity, and Intangible Assets, in permanent assets;

•	Standardization of the assessment and classification criteria for financial instruments, including derivatives;

•	Requirement that certain long-term assets and liabilities be recorded at present value, and, if material, for certain other short-term assets and liabilities.

•	Requirement to record under the caption property, plant and equipment the assets arising from financial lease transactions;

•	Requirement that an analysis of the recoverability of noncurrent assets be performed.

•	Changes in the parameters for accounting for associates companies under the equity method;

•	Possibility to create a Tax Incentive Reserve;

•	Elimination of the revaluation reserve.

Standards Issued by the CVM

The new accounting practices introduced by Law 11638/07, effective on the date on which these financial statements were approved for completion, and whose regulations were issued by the CVM, are listed below. These regulations mainly arise from approvals of the technical pronouncements issued by the Accounting Pronouncements Committee (“CPC”).

•	CVM Resolution 527/07 – (CPC 01) – Impairment of Assets.

•	CVM Resolution 534/08 – (CPC 02) – Effects of Exchange Rates Variations and Translation of Financial Statements.

•	CVM Resolution 539/08 – (CPC – Basic Conceptual Pronouncement) – Conceptual Structure for Preparation and Presentation of Financial Statements.

•	CVM Resolution 547/08 – (CPC 03) – Statement of Cash Flows.

•	CVM Resolution 553/08 – (CPC 04) – Intangible Assets.

•	CVM Resolution 560/08 – (CPC 05) – Related Party Disclosures.

•	CVM Resolution 554/08 – (CPC 06) – Leases.

•	CVM Resolution 555/08 – (CPC 07) – Government Grant and Support.

•	CVM Resolution 556/08 – (CPC 08)—Transaction Costs and Premiums on the Issue of Securities.

•	CVM Resolution 557/08 – (CPC 09) – Statement of Value Added.

•	CVM Resolution 562/08 – (CPC 10) – Share-Based Payments.

•	CVM Resolution 563/08 – (CPC 11) – Insurance Agreements.

•	CVM Resolution 564/08 – (CPC 12) – Adjustment to Present Value.

•	CVM Resolution 565/08 – (CPC 13) – First-time Adoption of Law 11638/07.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

•	CVM Resolution 566/08 – (CPC 14) – Financial Instruments: Recognition, Measurement and Disclosure.

•	CVM Resolution 475/08 – Addresses the presentation of information on financial instruments.

b.	Principles of consolidation

These consolidated financial statements include the Company and its subsidiaries listed in Note 1 to these financial statements. All intercompany transactions and balances have been eliminated.

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

Brazilian Corporate Law differs in certain significant respects from US GAAP. For more information about the differences between Brazilian Corporate Law and US GAAP and a reconciliation of the Company’s net income and shareholders’ equity from Brazilian Corporate Law to US GAAP, see Note 36.

The Company restated the presentation of the reconciliations of differences between Brazilian accounting practices and US GAAP of shareholders’ equity as of December 31, 2007 and net income for the two years period then ended (see Note 36.n.).

d.	Segment reporting

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

e.	First-Time Adoption of Law 11638/07

As a result of the new standards previously mentioned, the Company declares its first-time adoption in order to fully comply with Law 11638/07, the CVM standards and Provisional Act 449/08, establishing January 1, 2007 as the date of transition (“transition date”), using as a starting point the financial statements for the year ended December 31, 2006. In accordance with paragraph 1 of article 186 of Law 6404/76, the initial adjustments arising from the first-time adoption of Law 11638/07 and Provisional Act 449/08, referring to the transition date, are recorded under the retained earnings caption.

Although the transition date for the financial statements published in Brazil was January 1, 2007, the Company is presenting its comparative financial statements for the year ended December 31, 2006 according to the new standards (transition date January 1, 2006).

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Relevant Options made by the Company Regarding the First-time Adoption of Law 11638/07 and Provisional Act 449/08

Financial Instruments

The classification of financial instruments under a certain category should be made at the time of their original recording. In the first-time adoption of the Law, companies are allowed to classify the financial instruments on the transition date. The Company applied the classification and measurement standards provided for in CPC 14 (“Financial Instruments – Recognition, Measurement and Disclosure”) on the transition date.

Financial leases.

On the transition date, leased assets were included in property, plant and equipment at the lower of the fair value of the assets and the present value of minimum lease payments, as of the starting date of the agreement, adjusted by the depreciation accumulated through the transition date. The difference calculated, net of tax effects, was recorded against “Retained earnings” on the transition date.

Deferred Charges – Pre-operating Expenses and Restructuring Costs

Law 11638/07 limited the recording of expenses in Deferred Charges and Provisional Act 449/08 eliminated this account group. Accordingly, the Company elected to write off the pre-operating expenses and other deferred charges which were not reclassified to another group of assets (Intangible assets) on the transition date, by recording their amounts against retained earnings, net of tax effects.

Stock Option

The Company makes share-based payments (stock options), settled with equity securities or cash. On the transition date, the effects of the first–time adoption on all the stock options granted by the Company were recognized against retained earnings, as established by CPC 10 – “Share-based Payments”.

Tax Effects of the First-Time Adoption of Law 11638/07 and Provisional Act 449/08

The tax effects arising from the first-time adoption of said law and provisional act were recorded pursuant to the prevailing standards, particularly in Income Tax and Social Contribution accounting. The adjustments related to the first-time adoption of mentioned Law consider the effects of deferred income tax and social contribution, when applicable.

Retained Earnings

The balance of the retained earnings attributed to prior years was transferred to profit reserves. It should be pointed out that such balance had been allocated to the investment reserve, in accordance with decisions taken at the Shareholders’ Meetings held in each prior year.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Effects of the First-Time Adoption of Law 11638/07 and Provisional Act 449/08

Reconciliation of Shareholders’ Equity on the Transition Date January 1, 2006

	Notes	01/01/2006
Shareholders’ equity reported as per Law 6404/76		5,496,607
Finance leases	d	(660)
Fair value of financial instruments	g	20,518
Write-off of deferred charges	e	(149,626)
Income tax and social contribution on adjustments, net	b	44,121
Shareholders’ equity adjusted to Law 11638/07		5,410,960

Reconciliation of Shareholders’ Equity on January 1, 2007

	Notes	01/01/2007
Shareholders’ equity reported as per Law 6404/76		5,528,301
Finance leases	d	(4,859)
Fair value of financial instruments	g	3,796
Write-off of deferred charges	e	(109,898)
Income tax and social contribution on adjustments, net	b	37,728
Shareholders’ equity adjusted to Law 11638/07		5,455,068

Presented below are the reconciliations of the balance sheets previously presented as of December 31, 2007, adjusted to Law 11638/07 and the reconciliations of the statements of income previously presented for the years ended December 31, 2007 and 2006, which are necessary for making them comparable to the fiscal year ended December 31, 2008.

Balance Sheet

ASSETS	Notes	2007
		Reported as per Law 6404/76	Adjustments as per Law 11638/07	Adjusted to Law 11638/07
Current assets		5,950,473	26,194	5,976,667
Cash and banks	a	314,330	(314,330)	—
Cash and cash equivalents	a	—	583,992	583,992
Short-term investments	a	2,062,701	(2,062,701)	—
Cash investments	a	—	1,846,595	1,846,595
Government securities	a	53,556	(53,556)	—
Trade accounts receivable		2,189,701	—	2,189,701
Inventories		32,711	—	32,711
Loans and financing		1,797	—	1,797
Deferred and recoverable taxes	b	790,791	30,116	820,907
Escrow deposits		329,357	—	329,357
Other assets	g	175,529	(3,922)	171,607
Noncurrent assets		9,625,263	(67,056)	9,558,207
Loans and financing		6,176	—	6,176
Derivatives	g	—	6,218	6,218
Deferred and recoverable taxes	b	1,452,027	1,269	1,453,296
Income securities	g	3,709	(3,709)	—
Escrow deposits		1,063,512	—	1,063,512
Other assets	g	94,856	(17,180)	77,676
Investments	c	181,053	(156,835)	24,218
Property, plant and equipment	d	5,663,418	27,016	5,690,434
Intangible assets	c,e	1,049,560	187,117	1,236,677
Deferred charges	e	110,952	(110,952)	—
Total assets		15,575,736	(40,862)	15,534,874

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

LIABILITIES	Notes	2007
		Reported as per Law 6404/76	Adjustments as per Law 11638/07	Adjusted to Law 11638/07
Current liabilities		4,377,469	34,466	4,411,935
Payroll, social charges and benefits	f	90,371	13,179	103,550
Accounts payable and accrued expenses		1,614,432	—	1,614,432
Indirect taxes		746,216	—	746,216
Taxes on income	b	74,628	79	74,707
Dividends/ interest on shareholders’ equity and profit sharing		846,169	—	846,169
Loans and financing	d,g	496,775	(97,544)	399,231
Derivatives	g	—	118,752	118,752
Service exploitation permits		78,844	—	78,844
Provisions for contingencies		197,457	—	197,457
Provision for pension plan		101,467	—	101,467
Advances from customers		62,957	—	62,957
Other liabilities		68,153	—	68,153
Noncurrent (Long-term liabilities)		5,605,892	3,075	5,608,967
Accounts payable and accrued expenses		13,456	—	13,456
Indirect taxes		97,683	—	97,683
Taxes on income	b	62,634	17	62,651
Loans and financing	d,g	3,886,628	(283,995)	3,602,633
Derivatives	g	—	287,762	287,762
Service exploitation permits		174,632	—	174,632
Provisions for contingencies		695,228	—	695,228
Provision for pension plan		586,278	—	586,278
Advances from customers		72,133	—	72,133
Other liabilities	g	17,220	(709)	16,511
Minority interest		8,510	—	8,510
Shareholders’ equity		5,575,891	(70,429)	5,505,462
Capital		3,470,758	—	3,470,758
Capital reserves	f,i	1,482,619	(153,820)	1,328,799
Profit reserve	b,d,e,f,g,i	777,206	(71,301)	705,905
Treasury shares	i	(154,692)	154,692	—
Capitalizable resources		7,974	(7,974)	—
Total		15,575,736	(40,862)	15,534,874

Reconciliation of Shareholders’ Equity

	Notes	2007
Shareholders’ equity reported as per Law 6404/76		5,575,891
Finance leases	d	(8,149)
Share-based payments	f	(13,179)
Fair value of financial instruments	g	280
Write-off of deferred charges	e	(80,670)
Income tax and social contribution on adjustments, net	b	31,289
Shareholders’ equity adjusted to Law 11638/07		5,505,462

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Statement of Income for the Year

	Notes	2006
		Reported as per Law 6404/76	Adjustments as per Law 11638/07	Adjusted to Law 11638/07
Gross revenue from sales and/ or services		15,111,318	—	15,111,318
Deductions from gross revenue		(4,814,659)	—	(4,814,659)
Net revenue from sales and/ or services		10,296,659	—	10,296,659
Cost of goods and services sold		(6,465,221)	—	(6,465,221)
Gross profit		3,831,438	—	3,831,438
Operating revenue (expenses)		(3,048,137)	72,118	(2,976,019)
Selling expenses		(1,470,632)	—	(1,470,632)
General and administrative expenses	d,e,f	(1,315,371)	41,253	(1,274,118)
Other operating expenses, net	d,h	(262,134)	30,865	(231,269)
Operating income (expenses) before financial expenses and equity in subsidiaries		783,301	72,118	855,419
Financial expenses, net	d,g	(638,562)	326,106	(312,456)
Equity in subsidiaries		—	—	—
Operating income		144,739	398,224	542,963
Other nonoperating expenses, net	h	30,865	(30,865)	—
Income before taxes and profit sharing		175,604	367,359	542,963
Income tax and social contribution on net profit	b	(95,035)	(6,395)	(101,430)
Income after taxes and before minority interest		80,569	360,964	441,533
Minority interest		2,922	—	2,922
Income before reversal of interest on capital		83,491	360,964	444,455
Reversal of interest on capital		348,900	(348,900)	—
Net income for the year		432,391	12,064	444,455
Outstanding shares at the balance sheet date(1)		547,272,191		547,272,191
Earnings per share (R$)(2)		0.79		0.81

(1)	In thousand of shares

(2)	Per thousand of shares

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

	Notes	2007
		Reported as per Law 6404/76	Adjustments as per Law 11638/07	Adjusted to Law 11638/07
Gross revenue from sales and/ or services		15,997,388	—	15,997,388
Deductions from gross revenue		(4,938,842)	—	(4,938,842)
Net revenue from sales and/ or services		11,058,546	—	11,058,546
Cost of goods and services sold		(6,383,083)	—	(6,383,083)
Gross profit		4,675,463	—	4,675,463
Operating revenue (expenses)		(3,326,174)	18,407	(3,307,767)
Selling expenses		(1,485,352)	—	(1,485,352)
General and administrative expenses	d,e,f	(1,341,019)	22,518	(1,318,501)
Other operating expenses, net	d,h	(499,803)	(4,111)	(503,914)
Operating income (expenses) before financial expenses and equity in subsidiaries		1,349,289	18,407	1,367,696
Financial expenses, net	d,g	(613,487)	338,739	(274,748)
Equity in subsidiaries		—	—	—
Operating income		735,802	357,146	1,092,948
Other nonoperating expenses, net	h	(2,454)	2,454	—
Income before taxes and profit sharing		733,348	359,600	1,092,948
Income tax and social contribution on net profit	b	(288,291)	(6,436)	(294,727)
Income after taxes and before minority interest		445,057	353,164	798,221
Minority interest		1,830	—	1,830
Income before reversal of interest on capital		446,887	353,164	800,051
Reversal of interest on capital		350,400	(350,400)	—
Net income for the year		797,287	2,764	800,051
Outstanding shares at the balance sheet date		547,272,189		547,272,189
Earnings per share (R$)		1,46		1,46

Reconciliation of Net Income

	Notes	2006
Net income reported Law 6404/76		432,391
Finance leases	d	(4,199)
Share-based payments	f	(350)
Fair value of financial instruments	g	(16,722)
Write-off of deferred charges (reversal of amortization)	e	39,730
Income tax and social contribution on adjustments, net	b	(6,395)
Net income adjusted to Law 11638/07		444,455

	Notes	2007
Net income reported Law 6404/76		797,287
Finance leases	d	(3,291)
Share-based payments	f	(13,219)
Fair value of financial instruments	g	(3,516)
Write-off of deferred charges (reversal of amortization)	e	29,226
Income tax and social contribution on adjustments, net	b	(6,436)
Net income adjusted to Law 11638/07		800,051

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Description of the Adjustments Related to the First–time Adoption of Law 11638/07 and Provisional Act 449/08

a)	Cash Equivalents and Cash investments

In accordance with CPC 03 – “Statement of Cash Flows”, the Company classified as Cash Equivalents the short-term, highly liquid investments which are promptly convertible into a known cash amount and are subject to an insignificant risk of change in value. Cash investments are temporary short-term investments represented by highly liquid securities.

The reconciliation reflects the difference in classification, which recorded under the caption “Cash equivalents” all highly liquid investments.

b)	Deferred Taxes and Taxes on Income

Deferred income tax and social contribution were recorded by taking into consideration the effects of the adjustments related to the first-time adoption of Law 11638/07.

c)	Investments

The reconciliation takes into consideration the equity effects relating to the first-time adoption of Law 11638/07 in the financial statements of the parent company.

Goodwill classified as investments based on future earnings was reclassified to “Intangible assets”.

d)	Financial Leases

In conformity with CPC 06 – “Leases”, the assets related to lease agreements, whose controls, risk and benefits are achieved by the Company were recorded. Accordingly, the financial lease agreements were recorded as assets and liabilities at the transition date, originating a depreciation expense on depreciable assets and a financial expense on leases payable.

e)	Deferred Charges

In accordance with CPC 13 – “First-time Adoption of Law 11638/07 and Provisional Act 449/08”, the pre-operating expenses recorded as assets in the subsidiaries BrT Celular and BrT Call Center were written off on the transition date by recording their amount against retained earnings (accumulated deficit). Additionally, the amortization recorded as an expense in the statement of income was reversed in the year ended December 31, 2007.

The rights related to the maintenance of the Company’s activities were transferred to “Intangible assets”.

f)	Stock Options

Pursuant to CPC 10 – “Share-based Payments”, the Company recorded the share-based payment transactions (stock options) granted to management and employees. The options granted which are settled with equity securities are recorded in shareholders’ equity and those which are settled in cash are recorded in liabilities. The expense calculated based on the vesting period of the options is recorded as the services are provided.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

g)	Financial Instruments

In accordance with CPC 14 – “Financial Instruments: Recognition, Measurement and Disclosure”, the Company recorded in its financial statements the fair value of swap contracts, determined based on information on future interest derived from future cash flows associated to each instrument contracted, discounted to the market rates. Additionally, the derivatives were reclassified to specific groups. Asset derivatives were originally classified as “Other assets” (US dollar options) and liability derivatives were presented as “Loans and financing” (swap) and “Other liabilities” (US dollar options).

The financial charges incurred on loans and financing are added to the value of each debt instrument. Such charges were recorded in “Other assets” and were reclassified to “Loans and financing” in liabilities.

The group also considers the reclassification of income securities to “Other assets” and the reclassification of capitalizable resources to “Other liabilities”.

h)	Nonoperating Income (Expenses)

Provisional Act 449/08 eliminated the segregation of the group “Nonoperating Income (Expenses)” in the statement of income for the year. As established by Instruction 2 of the Accounting Pronouncements Committee (“OCPC 02”), endorsed by CVM/SNC/SEP Official Letter 01/09, the income and expenses previously recorded as “Nonoperating income (expenses)” started to be recorded in the group “Operating income (expenses)”.

i)	Treasury Shares

Additionally, OCPC 2 determines that the amount of treasury shares be stated by correcting the amount of their related original reserves.

Other Information on the Financial Statements

Since it is registered at the SEC, the Company is subject to its regulations and should prepare financial statements and other information by adopting criteria that meet the requirements of this agency. In order to comply with such requirements and to meet the information needs of the market, the Company adopts the principle of disclosing information in both markets and in their respective languages.

The notes to the financial statements are presented in thousands of Brazilian reais, unless stated otherwise.

The amounts of the escrow deposits linked to the provisions for contingencies are presented as a reduction of the liabilities recorded.

Accounting estimates were based on objective as well as subjective factors, and judgment by management was required to determine the adequate amount to be recorded in the financial statements. Significant items subject to these estimates and assumptions include the residual value of property, plant and equipment, the allowance for doubtful accounts, inventories, deferred income tax and social contribution, provisions for contingencies, valuation of financial instruments and assets and liabilities related to employee benefits. Actual results could differ from those estimates. The Company’s management reviews these estimates and assumptions at least on a quarterly basis.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

3.	Summary of principal accounting practices

The criteria mentioned below refer to practices adopted by the Company.

a.	Cash, bank and Cash Equivalents

Cash includes cash and available bank accounts. Cash equivalents are short-term investments, with original maturity of up to ninety days, consisting of highly liquid securities, readily convertible into cash and with immaterial risk of change in amount, stated at cost plus income earned through the balance sheet date, not exceeding fair value.

b.	Cash Investments

The Company classifies its cash investments in securities as follows: (i) securities held for trading; (ii) securities held to maturity; and (iii) securities available for sale, linked to the purpose of said investments.

The securities held for trading are stated at fair value and their effects are recorded in the statement of income. The securities held to maturity are measured at acquisition cost plus accrued income, net of a provision for adjustment to recoverable value, when applicable. The securities available for sale are stated at fair value and their effects are recorded under the caption “Valuation Adjustments to Shareholders’ Equity”, when applicable.

c.	Trade accounts receivable

Accounts receivable from users of telecommunications services are recorded at the amount of the tariff or service on the date the service is provided and do not differ from their fair values. Service accounts receivable include receivables from services provided and not invoiced up to the balance sheet date. Accounts receivable from sales of cell phones and accessories are recorded at the amount of the sales made when the goods are delivered and accepted by customers.

d.	Allowance for doubtful accounts

An allowance for write-down to recoverable value is recorded when there is objective evidence that the Company will not be able to collect all the amounts due within the original terms of its accounts receivable. Financial difficulties faced by the debtor, probability of insolvency and other indicators of credit impairment are taken into consideration in individual analyses and in analyses of groups of assets with similar risk. The criterion adopted for recording the allowance for doubtful accounts takes into consideration the calculation of the actual loss percentages incurred on each maturity of accounts receivable. Future losses on the current receivables balance are estimated based on these loss percentages. The allowances for doubtful accounts, losses on accounts receivable and recovery of losses previously written off are recorded in the statement of income for the year under “Selling expenses”.

e.	Foreign currency transactions

Transactions in foreign currency are recorded at the exchange rate at the time of the related transactions. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange rate variations are recognized in the statements of operations as they occur.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

f.	Inventories

Material inventories are stated at average acquisition cost, not exceeding replacement cost. Inventories are divided into plant expansion and plant maintenance, and inventories of goods for resale, consisting mainly of cell phones, accessories and electronic cards. The plant expansion inventories are recorded in property, plant and equipment (works in progress), and maintenance inventories in current and long-term assets, in accordance with the period in which they will be used, and the inventories for resale are recorded in “Current assets”. For inventories regarded as obsolete, allowances for losses are recorded. For cell phones and accessories, adjustments are recorded in cases in which the purchases are made at amounts exceeding the sales amount, adjusting them to net realizable value.

g.	Investments

Investments are stated at acquisition cost, less an allowance for losses, when applicable. Investments resulting from income tax incentives are recognized on the date of investment, and result in shares of companies with tax incentives or investment funds. During the period from the investment date to receipt of shares or fund shares, they are recognized in long-term assets. These investments are periodically evaluated and the result of the comparison between their original and market costs, when lower, is recognized in provisions for probable losses.

h.	Property, plant and equipment

Stated at acquisition or construction cost, less accumulated depreciation. Historic costs include expenses which are directly attributable to the purchase of the assets. Financial charges arising from obligations which finance assets and works in progress are capitalized.

Subsequent costs are added to the carrying value of the asset or recognized as assets separately, as appropriate, only when these assets generate future economic benefits and can be measured in a reliable manner. The residual balance of the replaced asset is written off. Maintenance and repair expenses are recorded in the statement of income in the year in which they are incurred.

Depreciation is calculated under the straight-line method, in accordance with the estimated economic useful lives of the assets, which are periodically reviewed by the Company. The costs of land are not depreciated.

The Company monitors and evaluates whether there is any indication that the assets may be impaired. No allowances were recorded for impairment of property, plant and equipment.

i.	Intangible assets

Mainly refer to regulatory permits, software use rights and goodwill related to purchase of investments. Intangible assets are stated at acquisition cost, less accumulated amortization and impairment losses, when applicable. The goodwill recorded was calculated based on expected future earnings and its amortization is related to the realization volume and time projected, not exceeding a ten-year period. Regulatory permits are amortized according to the terms determined by the regulatory agency. The amortization of software licenses is calculated under the straight-line method, based on projections of future economic benefits, not exceeding a five-year period. When it is identified that a permit or license linked to the asset no longer produces benefits, the asset is written off against income (loss).

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

j.	Impairment of Long-lived Assets

An assessment is performed annually or whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Long-lived assets may be identified as those which have an undefined useful life and those subject to depreciation and amortization (property, plant and equipment and intangible assets). An impairment loss is recognized for the amount at which the asset’s carrying amount exceeds the recoverable value. Recoverable value is the higher of fair value less cost to sell and value in use. In order to be tested for impairment, the assets are grouped into the smallest identifiable group for which there are cash generating units, and projections are made based on discounted cash flows, supported by expectations on the Company’s operations in its several business segments. Said projections support the recovery of the Company’s assets.

k.	Leases

Leases are classified as finance lease when they substantially transfer all the risks and benefits inherent to their ownership

Finance leases are recognized in the financial statements as assets and liabilities of the same amount, based on the fair value of the asset or the present value of minimum payments, established at the beginning of the leases. Initial costs directly attributable to leases are added to the amount recognized as an asset.

l.	Financial Assets and Liabilities at Fair Value

The financial assets recorded at fair value against income or losses are initially recognized at fair value and the transaction costs are recorded in the statement of income. The financial assets recorded are reversed when the rights to receive cash flows from the investments have expired or all the risks and benefits related to their ownership have been transferred.

The fair values of finance assets are based on the prices currently offered. If there is no active market for a financial asset is not available, the Company establishes the fair value by using evaluation techniques. This includes the use of arm’s length transactions, reference to other instruments which are substantially similar, discounted cash flow analysis and option pricing models, making a maximum use of market inflows and a minimum use of Company-specific inflows.

m.	Impairment of Financial Assets

The Company evaluates, at the balance sheet date, whether there is objective evidence that financial assets or a group of financial assets is impaired. A financial asset or group of financial assets is considered impaired when there is objective evidence, as a result of one or more events that occurred after the initial recognition of the asset, that the estimated future cash flows have been impacted.

n.	Derivatives at Fair Value Against Income

Derivatives are initially recognized at cost on the date a derivative contract is entered into and are subsequently measured at fair value. Changes in the fair value of any of these derivatives are recorded directly in the statement of income.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

o.	Income Tax and Social Contribution on Income and Deferred Charges

Income tax and social contribution on income are recorded under the accrual basis. Said taxes resulting from temporary differences and tax loss carry forwards are recorded in assets or liabilities, according to each case, only under the assumption of future realization or payment. The Company evaluates and reduces deferred tax assets as it identifies that it is unlikely that there will be sufficient future taxable income to enable the full or partial utilization of the deferred taxes.

Deferred income tax and social contribution are fully recognized on temporary differences between assets and liabilities recognized for tax purposes and the related amounts recognized in the consolidated financial statements. However, deferred income tax and social contribution are not recognized when generated upon the initial recognition of assets and liabilities which do not affect the tax basis, except for business combinations.

Deferred income tax and social contribution are determined by using the tax rates in effect at the balance sheet date, which are applied when the assets related to deferred income tax and social contribution are realized, or when deferred income tax and social contribution obligations are settled.

p.	Loans and financing

Adjusted by the inflation or exchange changes and interest incurred through the balance sheet date. The transaction costs incurred are recorded, measured at amortized cost and recognized in the statement of income by using the effective interest rate method.

q.	Provisions for contingencies

The provisions for contingencies are recognized based on evaluations of their risks and quantified based on economic grounds and legal opinions on the lawsuits and other contingencies known at the balance sheet date. Such provisions are recognized when there is a current legal or constructive obligation arising from past events, and it is probable that a disbursement of funds will be required to settle this obligation and the amount of the reserve can be reliably measured. The reserves are calculated at the fair value of the expenses expected on the settlement of the obligation. The basis and nature of these provisions are described in note 28.

r.	Revenue recognition

Revenues mainly refer to the amount of the payments received or receivable for sales of services in the regular course of the Company’s activities. Revenue is stated at the gross amount, less approximate taxes, returns and discounts.

Revenue is recognized when it can reliably measured, it is probable that future economic benefits will be transferred to the Company, the transaction costs can be measured, the risks and benefits have been substantially transferred to the buyer and certain specific criteria have been met for each of the Company’s activities.

Service revenues are recognized when the services are provided. Local and long distance calls are charged based on time measurement according to the legislation in effect. The services charged based on monthly fixed amounts are calculated and recorded under the straight-line basis. Prepaid services are recognized as advances from customers and recognized in revenue as they are used by the customers.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Revenue from sales of payphone cards [Public Use Telephony (TUP)], cell phones and accessories is recognized when these items are delivered and accepted by the customers. Discounts on services provided and sales of cell phones and accessories are taken into consideration in the recognition of the revenues to which they are linked. Revenues involving transactions with multiple elements are identified in relation to each of their components and the recognition criteria are applied on an individual basis. Revenues are not recognized when there is significant uncertainty as to their realization.

s.	Expense recognition

Expenses are recognized under the accrual basis, considering their relation with revenue realization. Prepaid expenses relating to future years are deferred.

t.	Financial expenses, net

Financial income is recognized under the accrual basis and comprises interest on receivables settled after due date, gains on cash investments and gains on derivatives. Financial expenses consist of interest and other charges on loans, financing, derivative contracts, reversal of adjustments to present value and other financial transactions. They also include the recognition of interest on assets and liabilities recorded at present value.

Interest on capital, when credited, is added to the balance of financial expenses and, for reporting purposes, the amounts recorded are reversed against income (loss) for the year and reclassified as a deduction from retained earnings, in shareholders’ equity.

u.	Employee Benefits

The employee benefits offered by the Company are as follows:

(i)	Supplementary Pension Plan: The private pension plans and other postretirement benefits sponsored by the Company are managed by three foundations. The contributions are determined based on actuarial calculations, when applicable, and recorded against income (loss) under the accrual basis.

The Company has defined benefit and defined contribution plans. A defined contribution plan is a pension plan under which the Company makes fixed contributions to a fund, which is managed by a separate institution. The sponsor is not under the legal or constructive obligation of making additional contributions, in the event the fund lacks sufficient assets to pay all employees the benefits related to the services provided in the current year and in prior years. The contributions are recognized as employee benefit expenses as incurred.

The obligation recognized in the balance sheet, as regards the defined benefit pension plans presenting a deficit, corresponds to the present value of the benefits defined at the balance sheet date, less the fair value of the plan’s assets. The defined benefit is annually calculated by independent actuaries, who use the projected unit credit method. The present value of the defined benefit is determined by discounting the estimated future cash outflows, using the projected inflation rate plus long-term interest estimated at 6% per year. Supplemental information on private pension plans is provided in note 29.

(ii)	Stock Options: The Company grants a stock option plan to its management and employees, and the options are settled in shares. The fair value of the services received from employees in exchange for these options is determined based on the fair value of the options, established at the grant date.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

This Company also has stock options of its Parent Company, which are granted to management and employees. These options are considered options settled in cash. The Company revaluates the fair value of the options granted at the balance sheet date and recognized changes in fair value in the statement of income.

The fair value of the services received from employees and management in exchange for the options is recognized as an expense during the vesting period. The Company reviews the estimate of the number of options expected to be exercised and recognizes the impacts of this review in the statement of income. The options settled in shares are recorded as an expense as a contra entry to an increase in shareholders’ equity. The options settled in cash are recorded against a liability.

(iii)	Profit Sharing: Accrued employee and management profit sharing is recognized under the accrual basis and recorded as an expense. The determination of the amount, which is paid in the year subsequent to that in which the profit sharing was accrued, considers the target program established with the employees’ union, through a collective bargaining agreement, pursuant to Law 10101/00 and the By-laws.

v.	Earnings per share

Earnings per share are calculated based on the amount of outstanding shares at the balance sheet date. Outstanding shares are represented by the total shares issued, less the shares held in treasury.

4.	Critical accounting estimates and assumptions

The preparation of financial statements requires the use of certain estimates and assumptions. Accounting estimates were based on objective as well as subjective factors, and judgment by management was required to determine the adequate amount to be recorded in the financial statements. The estimates and judgments are continuously evaluated and are based on historic experience, as well as on other factors, including expected future events regarded as reasonable according to the circumstances.

These estimates are used for the following purposes, but are not limited to them: to record allowances for doubtful accounts, useful lives of property, plant and equipment and intangible assets, impairment of goodwill and long-lived assets, taxable income projections, provisions for contingencies, to determine the value of assets and liabilities related to employee benefits and the fair value of derivatives and other financial instruments. Actual results could differ from those estimates.

Accounting estimates, by definition, will rarely equal the actual results. The estimates and assumptions which represent a significant risk of causing material adjustments to the book balances of assets and liabilities in the coming years are listed below:

a.	Allowance for Doubtful Accounts

The Company records allowances for accounts receivable whose collection is regarded as doubtful. The estimates are based on the Company’s historic collection experience and a review of the current status of all accounts receivable. This estimate takes into consideration the loss percentages on each maturity of accounts receivable, applicable to the different risk categories. Additional allowances may be necessary should the amount of the allowance estimated for the receivables differ from the amounts which were not collected as a result of a deteriorating financial condition of customers or other factors.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

b.	Depreciation of Property, Plant and Equipment

Depreciation of property, plant and equipment is calculated under the straight-line method based on the estimated useful lives of assets. The principal depreciation rates are shown in note 19. Due to the complexity of the Company’s property, plant and equipment, the estimates of useful lives require substantial judgment and are uncertain by nature, since the technologies and market practices constantly change, which may accelerate the obsolescence of the assets. If the Company changes substantially the estimates of the useful lives of the assets and if the market conditions indicated possible obsolescence of property, plant and equipment, the depreciation expenses and obsolescence write-offs, and, as a result, the net book balance of property, plant and equipment could be materially different.

c.	Goodwill Impairment

The Company performs annual tests to check whether goodwill has been impaired, in conformity with the accounting policy described in note 3.g. The recoverable values of the cash generating units are determined based on the calculations of value in use. These calculations require the use of estimates.

The determination of the fair value and future discounted operating cash flows requires that certain assumptions and estimates be made referring to the projected cash inflows and outflows related to revenues, costs and future expenses. These estimates and assumptions may be influenced by different internal and external factors, such as economic trends and interest rates, changes in business strategies and in the types of services and products the Company offers to the market. The use of different assumptions and estimates could significantly change the Financial Statements. Considering all the assets and liabilities of the transaction as a single cash generating unit, an evaluation of this disclosure unit was performed, including assumptions and estimates regarded as appropriate, and did not result in the obligation to record any impairment losses on the goodwill.

d.	Tax Evaluation

The Company recognizes and pays taxes on income based on the results of operations calculated pursuant to Brazilian Corporate Law, in compliance with the tax bases determined for calculating the taxes. The Company recognizes the deferred tax assets and liabilities based on differences between the book balances recorded in the financial statements and the tax bases calculated pursuant to prevailing tax legislation.

The Company periodically reviews deferred tax assets as regards their recoverability and a provision for impairment is recorded when it is probable that these assets will not be realized, based on historic taxable income, projected future taxable income and the time estimated for reversal of the existing temporary differences. In order to determine future taxable income, the future taxable revenues and deductible expenses are estimated, which are subject to different external and internal factors, such as economic trends, industry trends, interest rates, changes in tax legislation, changes in business strategies and in the types of services offered to the market.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

e.	Contingencies

Contingencies are recognized for the amounts of probable losses based on the assessment of management and internal and external legal counsel regarding the lawsuits and other events known at the balance sheet date. The Company continuously evaluates the provisions for contingencies. Significant changes in the facts, circumstances and events, such as court decisions, may affect the estimates and have a material impact on the financial statements.

5.	Operating revenue from services and sales

	Year ended December 31,
	2006	2007	2008
Local services:
Subscription	3,517,369	3,535,708	3,675,529
Fixed and Fixed x Mobile	3,337,509	2,983,272	2,845,861
Public telephones	540,610	546,007	474,656
Other	74,091	47,276	28,351

Total	7,469,579	7,112,263	7,024,397
Long distance services:
Intraregional	2,464,387	2,662,498	2,577,690
Interregional and International	305,702	284,956	274,921

Total	2,770,089	2,947,454	2,852,611
Mobile telephone services:
Telephone	1,037,072	1,648,816	1,739,963
Sales of goods	286,198	270,515	225,670

	1,323,270	1,919,331	1,965,633
Data transmission	2,000,525	2,415,374	3,404,372
Network services	770,579	715,567	823,219
Other	777,276	887,399	936,910

Gross operating revenues	15,111,318	15,997,388	17,007,142
Value added and other taxes on revenues	(4,285,952)	(4,353,809)	(4,389,541)
Discounts	(528,707)	(585,033)	(1,320,766)

Net operating revenue	10,296,659	11,058,546	11,296,835

There are no customers who individually account for more than 5% of gross operating revenues.

6.	Cost of services and sales

The costs incurred on goods and services are as follows:

	Year ended December 31,
	2006	2007	2008
Depreciation and amortization	(2,306,553)	(2,033,845)	(1,683,112)
Personnel	(191,779)	(183,453)	(367,614)
Mobile handsets and accessories	(294,727)	(255,429)	(236,603)
Materials	(72,394)	(69,951)	(64,073)
Third party services	(3,025,924)	(3,252,907)	(3,173,305)
Rental, leases and insurance	(348,238)	(313,925)	(395,008)
Other	(225,606)	(273,573)	(289,703)

	(6,465,221)	(6,383,083)	(6,209,418)

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

7.	Other operating expenses, net

Other revenues and expenses attributed to operating activities are shown as follows:

	Year ended December 31,
	2006	2007	2008
Receivables from settlement of litigation (a)	—	—	169,885
Taxes other than income taxes and VAT taxes	(105,906)	(86,855)	(145,632)
Recovery of expenses on pension plans – surplus	—	81,209	61,104
Provision for actuarial liabilities of pension plan	(28,709)	(89,675)	(81,324)
Technical and administrative services	58,306	57,286	60,639
Provision for contingencies, net of reversal (b)	(487,157)	(649,683)	(711,486)
Subventions and Donations received	13,856	16,889	15,284
Fines and expenses recovered (c)	264,740	173,743	248,479
Settlement of dispute with Telecommunication Companies	53,838	16,610	21,403
Infrastructure rentals	78,796	87,439	86,975
Donations and sponsoring	(9,892)	(11,499)	(23,006)
Court fees	(32,870)	(51,060)	(59,430)
Reversal of other provisions	15,540	32,390	10,920
Amortization of goodwill on acquisition of investment	(73,814)	(84,911)	(82,291)
Gain (loss) on write-off of property, plant and equipment and intangible assets	49,810	(3,473)	(56,774)
Amortization of goodwill on merger	(7,811)	(126)	—
Provision for tax incentive losses	(14,473)	—	—
Other	(5,523)	7,802	16,401

	(231,269)	(503,914)	(468,853)

(a)	Refer to the amount received as a result of the Litigation Release and Settlement Instrument entered into by the Company, its subsidiary 14 Brasil Telecom Celular S.A. and its Parent Company, Opportunity Fund/ Banco Opportunity and their associates, and Telemar Norte Leste S.A., which are detailed in note 1, under a specific item.

(b)	The increase in provisions for contingencies is mainly related to new civil and tax lawsuits and reassessments due to changes in circumstances, legal facts and jurisprudences occurred in 2008. The assessments related to new tax lawsuits refer to discrepancy between the Local and State Government interpretation and the Company (see Note 28).

(c)	Fines and expenses recovered primarily represent penalties collected on past due accounts receivable and recovery of sales taxes of prior periods. The amount of penalties collected on past due accounts receivable amounted to R$90,758 R$94,749 and R$92,430 in 2006, 2007 and 2008, respectively.

8.	Financial expenses, net

	Year ended December 31,
	2006	2007	2008
Financial income:
Interest income	582,875	435,948	697,190
Financial expenses:
Losses on foreign currency financing and monetary variations	(168,098)	(86,267)	(278,617)
Interest expense	(727,233)	(624,429)	(692,132)

	(312,456)	(274,748)	(273,559)

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

9.	Income and social contribution taxes expenses

Brazilian income taxes comprise federal income and social contribution taxes. In 2006, 2007 and 2008, the rate for income tax was 25% and the rate for social contribution tax was 9%, producing a combined statutory rate of 34%.

Income and social contribution taxes are booked on an accrual basis, with the temporary differences being deferred. The provisions for income and social contribution taxes recognized in the statements of operations, all of which are Brazilian taxes, are as follows:

	Year ended December 31,
	2006	2007	2008
Social contribution tax	(51,226)	(126,952)	(153,967)
Income tax	(110,328)	(366,319)	(483,941)
Deferred taxes	60,124	198,544	86,440

	(101,430)	(294,727)	(551,468)

The following is a reconciliation of the amounts calculated by applying the combined statutory tax rates to the reported income before taxes and the reported income tax expense:

	Year ended December 31,
	2006	2007	2008
Pre-tax Brazilian income	600,043	1,109,722	1,588,848
Pre-tax foreign	(57,080)	(16,774)	(9,415)
Income/ before taxes as reported in the accompanying consolidated financial statements	542,963	1,092,948	1,579,433
Combined statutory rate	34%	34%	34%
Tax expense at the combined statutory rate	(184,607)	(371,602)	(537,007)
Permanent additions:
Goodwill amortization	(13,569)	(28,852)	(27,979)
Exchange variation on equity investments	(7,041)	(4,100)	(1,760)
Loss on investments	—	—	(14,211)
Non-deductible expenses (fines and souvenirs)	(6,021)	(6,143)	(69,975)
Non-deductible provisions (contingences, Finor losses)	(13,020)	(16,635)	(3,668)
Other losses	(5,935)	(3,015)	(12,018)
Donations and sponsorships	(2,396)	(2,799)	(5,579)
Other non-deductible expenses	(2,753)	(12,567)	(28,457)
Permanent exclusions:
Non-taxable income	33,479	21,224	43,670
Other items:	—
Interest on shareholders’ equity	118,626	119,136	110,262
Unrecognized tax loss	(7,313)	337	12,469
Difference in foreign tax rates	(13,920)	(4,378)	(3,471)
Recognition of deferred Income Tax on Accumulated Tax Losses	—	7,911	—
Other, net	3,040	6,756	(13,744)

Income and social contribution tax benefit as reported in the accompanying consolidated financial statements	(101,430)	(294,727)	(551,468)

In 2006, 2007 and 2008, part of the dividends that the Company proposed for payment at the end of the year were characterized as interest on shareholders’ equity. As a result, under Brazilian tax law, such dividends were treated as a deduction for income tax purposes.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

The composition of deferred tax assets and liabilities, based on temporary differences, is as follows:

	December 31,
	2007	2008
Deferred tax assets:
Provision for contingencies	404,672	435,941
Provision for actuarial deficiency – FbrTPrev	233,833	256,969
Allowance for doubtful accounts	127,225	132,450
Tax loss carry forwards	680,185	739,296
ICMS – 69/88 Agreement	41,330	25,481
Provisions for COFINS/CPMF/INSS and FUST Suspended Collection	39,182	82,323
Provision for losses – inventories and construction in progress	14,520	9,408
Write-off of deferred charges – adjustment to Law 11638/07	27,428	13,589
Leases – adjustment to Law 11638/07	2,771	1,561
Other	45,997	51,632

Total	1,617,143	1,748,650

Current	366,624	421,150
Non-current	1,250,519	1,327,500

	December 31,
	2007	2008
Deferred tax liabilities:
Inflation adjustment of escrow deposits	73,480	130,249
Additional indexation expense from pre-1990	7,468	6,870

Total	80,948	137,119

Current	18,749	35,429
Non-current	62,199	101,690

The composition of tax liabilities is as follows:

	December 31,
	2007	2008
Federal income tax payable	56,410	31,694

Total	56,410	31,694

Current	55,958	31,291
Non -Current	452	403

The Company has not provided a valuation allowance against the net deferred tax asset as of December 31, 2008 arising out of temporary differences based upon management’s belief that it is more likely than not that such deferred tax asset will be realized in the future through reversal of the differences and its generation of taxable income. The taxable income basis for the registration of the deferred tax assets is calculated under Brazilian Corporate Law.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

10.	Supplemental cash flow information

	Year ended December 31,
	2006	2007	2008
Income and social contribution tax paid	49,072	359,016	619,923
Interest paid	566,720	585,267	525,468
Cash paid against provisions for contingencies	483,497	469,174	451,050
Non-cash transactions:
Forfeiture dividends	10,068	7,726	20,484
Asset retirement obligations	4,898	7,168	4,491
Acquisition of permanent assets by incurring liabilities	33,098	82,082	1,239,463

11.	Cash and Cash Equivalents

	December 31,
	2007	2008
Cash and banks	314,330	167,838
Cash Equivalents	269,662	1,310,720

	583,992	1,478,558

The cash equivalents portfolio is broken down as follows:

	December 31,
	2007	2008
Exclusive investment funds
Government securities	108,693	—
Private securities	95,848	19,587
Cash and repurchase commitments Overnight	37,035	543,200
Derivatives	402	—

Subtotal	241,978	562,787
Private securities - Deposits certificates	—	639,160
Investments abroad - Deposits certificates	377	109,023
Open investments Funds	27,579	—

Subtotal of cash equivalent	269,934	1,310,970
Portion restrict by court order, considered in escrow deposits	(272)	(250)

Total cash equivalent	269,662	1,310,720

The exclusive funds, managed by financial institutions, hold portfolios of government bonds and time deposits (CDB’s) issued by major Brazilian financial institutions, and have average return close to the interbank rate (CDI) which are subject to repurchase agreement.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

12.	Cash investments

The investment portfolio is broken down as follows:

	December 31,
	2007	2008
Exclusive investment funds
Government securities	1,436,884	371,036
Private securities	258,876	190,831
Cash and repurchase commitments Overnight	93,696	—

Subtotal	1,789,456	561,867
Government securities	53,556	—
Private securities	3,583	—

Total Cash Investments	1,846,595	561,867

The securities held for trading at fair value represent investments in exclusive funds managed by prime financial institutions, and own-portfolio investments, mainly represented by federal government securities and private securities issued by prime financial institutions. Changes in the fair value of these financial assets are recorded under “Financial income (expenses)” in the statement of income.

13.	Trade accounts receivable, net

Trade accounts receivable are broken down as follows:

	December 31,
	2007	2008
Unbilled services	892,448	954,353
Billed services	1,597,040	1,589,911
Sale of goods	75,603	60,249

Subtotal	2,565,091	2,604,513
Allowance for doubtful accounts:
Services	(370,799)	(389,377)
Sale of goods	(4,591)	(5,046)

Subtotal	(375,390)	(394,423)

	2,189,701	2,210,090

The changes in the allowance for doubtful accounts were as follows:

	Year ended December 31,
	2006	2007	2008
Beginning balance	(361,446)	(357,635)	(375,390)
Provision charged to selling expense	(384,320)	(348,001)	(370,242)
Write-offs	388,131	330,246	351,209

Ending balance	(357,635)	(375,390)	(394,423)

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

14.	Inventories, net

Maintenance and resale inventories, for which allowances for losses or adjustment to estimated realizable value are recorded, are as follows:

	December 31,
	2007	2008
Maintenance inventories	7,158	5,514
Mobile phones and accessories	53,532	65,420
Allowance for losses – realization value	(27,554)	(16,745)
Allowance for losses – obsolete items	(425)	(141)

	32,711	54,048

15.	Recoverable taxes

	December 31,
	2007	2008
Recoverable social contribution tax	4,413	7,151
Recoverable income tax	56,468	86,306
Sales and other taxes	596,179	747,605

Total	657,060	841,062

Current	454,283	546,243
Non-current	202,777	294,819

Most of the sales and other taxes are related to the ICMS (Imposto sobre Circulação de Mercadorias e Serviços - value added tax) recoverable which arose mostly from credits recorded upon the purchase of fixed assets, whose offset against ICMS payable may occur within 48 months.

16.	Escrow Deposits

	December 31,
	2007	2008
Labor	250,564	299,155
Tax	98,153	87,771
Civil	1,044,152	2,517,039

Total	1,392,869	2,903,965

Current	329,357	678,972
Non-current	1,063,512	2,224,993

The increase in the amount of escrow deposits is related to corporate civil lawsuits, for which the Company’s management, supported by the opinion of its legal counsel, considers an unfavorable outcome as possible or remote.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

In compliance with the Resolution 489/05, of CVM, as from 2006 the amounts of escrow deposits linked to specific provisions for contingencies (Note 28) are presented net of the provisions.

	December 31,
	2007	2008
Escrow deposits before compliance with Resolution CVM 489/05	1,878,854	3,571,547
Less escrow deposits linked to contingencies and taxes other than income taxes:
Labor	(220,679)	(213,028)
Tax	(212,188)	(169,048)
Civil	(53,118)	(285,506)

Escrow deposits	1,392,869	2,903,965

The majority of the escrow deposits relate to the labor, civil lawsuits and tax cases, with the most significant individual item being the ICMS (State VAT), as described in Note 23 and the amount increased of escrow deposits in 2008 is related, principally, to the rules introduced by the new Code of Civil Procedure in Brazil which started to require prior guarantee of process under discussion.

17.	Other assets

	December 31,
	2007	2008
Pension Plan – future recoverable contributions(a)	74,476	123,938
Prepaid expenses	38,812	61,740
Accounts receivable from telecommunications companies	8,807	—
Advances to suppliers and employees	55,129	58,313
Tax credits earned(b)	46,543	312
Contractual guarantees and retentions	—	3,777
Assets available for sale	1,280	606
Loans and financing assets	7,973	6,868
Other	24,236	49,129

	257,256	304,683

Current	173,404	159,058
Non-current	83,852	145,625

(a)	Asset recognized to be used on the offset of future employer contributions to the supplementary pension TCSPREV plan, as described in Note 29.

(b)	State letters of credit acquired to pay ICMS tax notices issued against the Company.

18.	Investments

Investments stated at cost (less reserves when applicable) are represented by interests obtained by converting shares or capital quotas of tax incentives in regional FINOR/FINAN funds, Laws for Incentives for Information Technology Companies and Audivisual Law. The amount of R$ 3,744 (R$ 24,218 in 2007) is predominantly composed of shares of other telecommunications companies located in the regions covered by these regional incentives.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

19.	Property, plant and equipment, net

a.	Composition

The changes in property, plant and equipment are as follows:

	Works in progress	Automatic switching equipment	Transmission equipment and other (1)	Infrastructure	Buildings	Other assets	Total
Cost of PP&E (gross amount)
Balance as of 01/01/07	322,712	5,149,971	14,132,526	3,777,487	943,058	1,740,269	26,066,023
Additions	1,079,500	947	212,272	17,953	1,251	71,555	1,383,478
Write-offs	(10,575)	(2,302)	(122,651)	(22,974)	(500)	(34,941)	(193,943)
Transfers	(931,284)	7,836	468,718	121,356	13,522	56,693	(263,159)
Balance as of 12/31/07	460,353	5,156,452	14,690,865	3,893,822	957,331	1,833,576	26,992,399
Additions	1,586,465	2,412	286,234	9,028	10,444	65,631	1,960,214
Write-offs	(41,951)	(4,614)	(110,684)	(21,176)	(1,758)	(29,641)	(209,824)
Transfers	(994,910)	148,854	593,369	113,961	4,420	57,086	(77,220)
Balance as of 12/31/08	1,009,957	5,303,104	15,459,784	3,995,635	970,437	1,926,652	28,665,569
Accumulated depreciation
Balance as of 01/01/07	—	(4,778,262)	(10,651,929)	(2,327,178)	(530,422)	(1,199,302)	(19,487,093)
Depreciation expenses	—	(153,823)	(1,371,833)	(263,316)	(33,549)	(155,861)	(1,978,382)
Write-offs	—	2,102	120,718	17,908	73	26,531	167,332
Transfers	—	715	22,930	(10,299)	(1,393)	(15,775)	(3,822)
Balance as of 12/31/07	—	(4,929,268)	(11,880,114)	(2,582,885)	(565,291)	(1,344,407)	(21,301,965)
Depreciation expenses	—	(103,591)	(1,081,424)	(251,793)	(34,178)	(147,526)	(1,618,512)
Write-offs	—	4,951	109,023	19,407	703	22,986	157,070
Transfers	—	—	369	—	(25)	(382)	(38)
Balance as of 12/31/08	—	(5,027,908)	(12,852,146)	(2,815,271)	(598,791)	(1,469,329)	(22,763,445)
Net PP&E
Balance as of 01/01/07	322,712	371,709	3,480,597	1,450,309	412,636	540,967	6,578,930
Balance as of 12/31/07	460,353	227,184	2,810,751	1,310,937	392,040	489,169	5,690,434
Balance as of 12/31/08	1,009,957	275,196	2,607,638	1,180,364	371,646	457,323	5,902,124
Annual average depreciation rate	—	20.0%	17.0%	8.5%	4.2%	—

(1)	Transmission equipment and other include: data transmission and communication equipment

According to the STFC concession agreements, the Company’s assets that are indispensable for providing the service and qualified as “returnable assets” will be automatically returned to ANATEL when the concession ends, and the Company will be entitled to the indemnities established in the legislation and the related agreements. The balance of gross cost of returnable assets on December 31, was R$22,173,331 (R$21,636,432 in 2007) and the residual value on the same date was R$3,001,610 (R$3,288,196 in 2007).

b.	Capitalized interest

As required in the telecommunication industry up to December 31, 1998, the Company capitalized interest attributable to construction-in-progress until that time at the rate of 12% per annum of the balance of construction-in-progress. Starting in 1999, the Company capitalizes interest on loans related to financing of construction in progress, and interest on internal financing is no longer capitalized. The amounts of R$237, R$21,736 and R$39,354 were capitalized in 2006, 2007 and 2008, respectively. Capitalized interest is depreciated over the same period as the associated assets.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

c.	Rentals

The Company rents equipments, premises, dedicated lines and electrical energy public posts through a number of agreements that expire at different dates. Total annual rent expense under these agreements was as follows:

	Year ended December 31,
	2006	2007	2008
Rent expense	471,493	512,190	599,888

There are not rental commitments relating to these contracts with future minimum rental payments.

d.	Impairment analysis

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

20.	Intangible assets

The changes in intangible assets are as follows

	Goodwill	Intangible assets in progress	Data processing systems	Trademarks and patents	Regulatory permits	Other	Total
Cost of intangible assets (gross amount)
Balance as of 01/01/07	498,813	11,891	1,870,714	1,850	352,900	202,577	2,938,745
Additions	—	17,877	2,058	—	4,847	—	24,782
Write-offs	—	—	(40,301)	—		—	(40,301)
Transfers	—	(20,203)	341,762	(1,199)	30,124	(96,832)	253,652
Balance as of 12/31/07	498,813	9,565	2,174,233	651	387,871	105,745	3,176,878
Additions	16,254	264,861	6,654	—	489,985	—	777,754
Write-offs	(19,078)	—	(6,182)	—	—	(76,288)	(101,548)
Transfers	—	(260,656)	349,893	—	6,148	(11,007)	84,378
Saldo em 31/12/08	495,989	13,770	2,524,598	651	884,004	18,450	3,937,462
Amortização Acumulada
Balance as of 01/01/07	(244,722)	—	(1,017,091)	(749)	(55,061)	(181,416)	(1,499,039)
Amortization expenses	(90,336)	—	(338,387)	(14)	(33,346)	(8,745)	(470,828)
Write-offs	—	—	26,355	—	—	—	26,355
Transfers	—	—	(98,927)	713	—	101,525	3,311
Saldo em 31/12/07	(335,058)	—	(1,428,050)	(50)	(88,407)	(88,636)	(1,940,201)
Amortization expenses	(101,016)	—	(308,985)	(4)	(50,506)	(5,876)	(466,387)
Write-offs	18,941	—	6,080	—	—	76,287	101,308
Transfers	—	—	(12,050)	—	—	12,086	36
Balance as of 12/31/08	(417,133)	—	(1,743,005)	(54)	(138,913)	(6,139)	(2,305,244)
Net intangible assets
Balance as of 01/01/07	254,091	11,891	853,623	1,101	297,839	15,113	1,433,658
Balance as of 12/31/07	163,755	9,565	746,183	601	299,464	17,109	1,236,677
Balance as of 12/31/08	78,856	13,770	781,593	597	745,091	12,311	1,632,218
Annual average amortization rate	19.2%	—	20%	—	6.6%	6.8%	—

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Composition of Goodwill

	December 31,
	2007	2008
Goodwill on acquisition of iG	95,011	48,159
Goodwill on acquisition of iBest	31,452	19,026
Goodwill on acquisition of Brt Multimídia	29,431	7,358
Goodwill on acquisition of Globenet	941	—
Other	6,920	4,313

	163,755	78,856

For the year ended on December 31, 2006, 2007 and 2008 the aggregated amortizations expenses were:

2006	350,246
2007	364,725
2008	360,450

The expected amortization amount for the above intangible assets as of December 31, 2008 is as follows:

2009	377,729
2010	300,711
2011	218,472
2012	171,432

21.	Payroll and related accruals

	December 31,
	2007	2008
Salaries and wages	6,010	167
Accrued social security charges	80,524	81,744
Accrued benefits	3,837	4,354
Stock option plans	13,179	23,893

	103,550	110,158

22.	Accounts payable and accrued expenses

	December 31,
	2007	2008
Suppliers	1,482,582	1,889,543
Third-Party Consignments	131,850	170,871

	1,614,432	2,060,414

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

23.	Taxes other than income taxes

	December 31,
	2007	2008
ICMS (Value-added tax) (a)	811,743	702,645
Escrow deposits referring to agreement ICMS 69/98	(190,142)	(147,295)
Other taxes on operating revenues	222,298	371,213

	843,899	926,563

Current	746,216	669,436
Non-current	97,683	257,127

(a)	The ICMS balance comprises amounts arising from Agreement 69/98, which have been challenged in court and are deposited in escrow on a monthly basis. It also includes the ICMS deferral incentive granted by the State Government of Paraná.

24.	Dividends/interest on shareholders’ equity and profit sharing

	December 31,
	2007	2008
Dividends payable to:
Controlling shareholder	474,246	185,427
Minority shareholders (a)	290,595	155,358
Employees’ profit sharing	81,328	83,237

	846,169	424,022

(a)	Includes R$65,130 in 2008 and R$59,978 in 2007 of unclaimed dividends from prior years, which will be transferred as to retained earnings if not claimed within three years.

25.	Loans and financing

	December 31,
	2007	2008
Financial institutions (a)	2,806,431	3,479,037
Public debentures (b)	1,080,000	1,080,000
Accrued interest	98,860	105,591
Leases	27,017	12,698
Accrued interest and other charges on leases	8,149	1,731

Subtotal	4,020,457	4,679,057

Cost incurred	(18,593)	(15,152)
Total	4,001,864	4,663,905
Current	399,231	670,707
Non-current	3,602,633	3,993,198

a.	Financial institutions

Financing from financial institutions denominated in local currency was as follows:

(i)	At December 31, 2008, local currency financing bore fixed interest of 2.4% to 10.0% per annum and variable interest based on one of the following reference rates: TJLP (Brazilian long-term interest rates, which was 6.25% per annum at December 31, 2008) plus 2.3% to 5.5% per annum, UMBNDES (National Bank for Economic and Social Development currency basket, which was valued 33.8% against the Brazilian real in 2007) plus 5.5% per annum, 100% and 104% of CDI (Interbank Deposit Certificate rate, which was 11.73% per annum at December 31, 2008). In 2008 the average CDI rate was 13.61% per annum.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

(ii)	At December 31, 2007, local currency financing bore fixed interest of 2.4% to 11.5% per annum and variable interest based on one of the following reference rates: TJLP (Brazilian long-term interest rates, which was 6.25% per annum at December 31, 2007) plus 2.3% to 5.5% per annum, UMBNDES (National Bank for Economic and Social Development currency basket, which was devalued 16.8% against the Brazilian real in 2007) plus 5.5% per annum, 104% of CDI (Interbank Deposit Certificate rate, which was 11.12% per annum at December 31, 2007). In 2007 the average CDI rate was 11.82% per annum.

Financing denominated in foreign currency was as follows:

(i)	At December 31, 2008, foreign currency financing bore fixed interest rate of 1.75% to 9.38% per annum, a variable interest based on LIBOR and 1.92% above the YEN LIBOR, resulting in a weighted average rate of 2.96% per annum. The LIBOR and YEN LIBOR rates for semi-annual payments were 3.13% and 0.99% per annum on December 31, 2008, respectively.

(ii)	At December 31, 2007, foreign currency financing bore fixed interest rate of 1.75% to 9.38% per annum, a variable interest based on LIBOR and 1.92% above the YEN LIBOR, resulting in a weighted average rate of 3.28% per annum. The LIBOR and YEN LIBOR rates for semi-annual payments were 5.4% and 1.0825% per annum on December 31, 2007, respectively.

b.	Financing Agreements

On July 18, 2008, the Company and BrT Celular entered into financing agreements with Banco do Brasil, in the amounts of R$42.000 and R$33.000, respectively. Such funds arise from the Mid-West Financing Constitutional Fund (FCO) and are invested in the expansion of the infrastructure network (voice, data and image) in the States of Goiás, Mato Grosso, Mato Grosso do Sul and the Federal District. The funds were released on August 8, 2008 and repayment terms include a one-year grace period, after which the financing will be repaid in sixty monthly installments, the last of which in August 2014. This financing bears interest of 10,0% p.a., payable by each company, and there are bonuses for timely payment of 15% discount on such charge. At the balance sheet date, the accumulated liability balance totaled R$43.010 for the Company and R$33.794 for BrT Celular

c.	Public debentures

Fourth public issue: 108.000 non-convertible debentures with no renegotiation clause and a face value of R$10 each, totaling R$1.080.000, issued on June 1, 2006. The payment term is seven years, maturing on June 1, 2013. The yield corresponds to an interest rate of 104,0% of the CDI, payable on a half-yearly basis. Repayment, which shall indistinctly consider all debentures, will occur annually as from June 1, 2011, in three installments of 33,3%, 33,3% and 33,4% of the unit face value, respectively. At the balance sheet date, no debentures from this issue were held in treasury.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

On December 17, 2008, a General debenture holders’ Meeting was held, at which the holders of 97,58% of the outstanding debentures approved an amendment to the indenture. Such amendment changes the Issuer’s mandatory purchase terms and conditions and the debentures’ yield, transferring to the Company the right to elect and disclose in a Notice to debenture holders, within 20 days from completion of the sale of the Company’s shareholding control to Telemar Norte Leste S.A. or any of its subsidiaries, whether or not it accepts the yield established at the General debenture holders’ Meeting, as well as purchase the debentures held by debenture holders at their request.

The Company decided to change the debentures’ yield from 104% of the Interbank Deposit Rate (DI Rate) to the DI Rate plus a spread of 3.5% per year, and to purchase the debentures held by the debenture holders who disagreed with such decision.

The debenture holders had a five-business day term, ending February 4, 2009, to express their wish to redeem the debentures, but no such requests were made (see note 35).

d.	Repayment schedule

Non-current debt is scheduled to be paid as follows:

2008
2010	770,400
2011	880,670
2012	771,715
2013	772,650
2014	664,969
2015 and after	132,794

3,993,198

e.	Interest Rate and Currency analysis

Total debt is denominated in the following currencies:

	Exchange rate at December 31, 2007 and 2008 (Units of one Brazilian real)	December 31,
		2007	2008
Floating Rate Debt:
Brazilian reais		3,327,505	3,757,924
U.S. dollars	1,7713 and 2,3370, respectively	25,843	22,636
Yen	0,015839 and 0,025800, respectively	235,721	277,769

		3,589,069	4,058,329
Fixed Rate Debt:
Brazilian reais		52,244	126,049
U.S. dollars	1,7713 and 2,3370, respectively	360,027	479,242
Yen	0,015839 and 0,025800, respectively	524	285

		412,795	605,576

Total		4,001,864	4,663,905

Guarantees

Certain loans and financing obtained are collateralized by receivables from the provision of fixed telephony services and Parent Company’s sureties.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

The Company has hedging transactions for 60,5% of these US dollar-and yen-denominated loans and financing entered into with third parties in order to hedge against significant fluctuations in the quotations of these debt adjustment indexes. At the balance sheet date, taking into consideration the hedging transactions and foreign currency investments, the actual exposure was 8,6% (3,6% as of December 31, 2007).

The public debentures have unsecured guarantees, through a surety granted by Brasil Telecom Participações S.A. Under the indenture, as guarantor and jointly liable party, the Parent Company commits to guarantee and pay all the obligations assumed by the Company with the debentureholders.

BrT Celular’s Financing Agreement with the BNDES

BrT Celular entered into a financing agreement with the National Bank for Economic and Social Development (BNDES) on February 19, 2008, in the amount of R$259.100 to be invested in the expansion and modernization of the mobile phone network (personal mobile service) by 2009. The financing has a total term of 9 years and 6 months, with a thirty-month grace period, after which repayment will be made in 84 monthly installments. Charges on this financing are associated to the TJLP (Long-Term Interest Rate) variation plus 3,52% per year. The total amount of the financing was released in 2008, R$100.000 of which on March 17, 2008 and R$159.376 on October 22, 2008. This obligation is collateralized by assignment and restriction of receivables linked to the Company’s revenues, and a surety provided by the latter

f.	Covenants

The agreements that govern the Company’s debt contain a number of restrictive covenants, and the failure to comply with them could adversely impact the Company’s business. In particular, the terms of these agreements restrict the Company’s ability, and the ability of its subsidiaries, to incur additional debt, grant liens, pledge assets, sell or dispose of assets and make certain acquisitions, mergers and consolidations. Furthermore, a number of the Company’s debt agreements include financial covenants that require the maintenance of certain specified financial ratios. As a general rule, the occurrence of an event of default under one of the debt agreements may trigger defaults under other debt agreements.

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

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

26.	Derivatives

	2007	2008
Assets
US dollar options	6,218	29,179
Total	6,218	29,179
Current	—	29,179
Long-term	6,218	—
Liabilities
US dollar options	8,684	419
Cross-currency swaps – Yen to CDI	397,830	221,654
Total	406,514	222,073
Current	118,752	89,920
Long-term	287,762	132,153

The Company has yen-denominated debts and entered into swap contracts to hedge against fluctuations in the yen. The exposure arising from swap contracts is pegged to the CDI rates disclosed by the Clearinghouse for the Custody and Financial Settlement of Securities. Additionally, the Company has US dollar options to hedge its US dollar-denominated debt. These derivatives are described in note 34.e

The Company accounts for the swap transactions by calculating the unrealized gain or loss at each balance sheet date based on what would have been the result of settlement of the outstanding contracts at that date. The gain or loss for a period is recorded in financial income or expense of such period.

The swap operations resulted in losses of R$146,536, R$112,099 and R$54,408 during the years ended December 31, 2006, 2007 and 2008, respectively, which were recorded in financial expenses.

No derivatives were designated as hedge accounting until December 31, 2008.

Payment schedule

Long-term derivatives are scheduled to mature as follows:

	2007	2008
2009	123,262	—
2010	110,606	88,380
2011	53,894	43,773

Total	287,762	132,153

27.	Licenses to offer services

	December 31,
	2007	2008
Personal Mobile Service	242,162	707,999
Concession of STFC	—	65,578
Other Licenses	11,314	10,082

Total	253,476	783,659

Current	78,844	160,074
Non-current	174,632	623,585

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

The permits of the Personal Mobile Service are represented by agreements entered into by BrT Celular with ANATEL in 2002 and 2004, totaling R$220,119, to exploit SMP services during a fifteen-year period in the same area where the Company has a concession for fixed telephony. Of the amount contracted, 10% was paid on the execution date and the remaining balance was fully recognized in the subsidiary’s liabilities, to be paid in equal, consecutive annual installments, with maturities scheduled from 2009 to 2010 (two installments) and from 2009 to 2012 (four installments), depending on the fiscal years the agreements were executed. The debit balance is adjusted by the variation of IGP-DI, plus 1% per month.

On April 29, 2008, BrT Celular obtained new permits for exploitation of the 3G network, in the amount of R$488,235, paying on the execution date 10% of the total amount, and the remaining debit balance payable from 2010 to 2015 (in six installments). The debit balance is adjusted by the Telecommunications Services Index (IST), plus 1% per month.

The STFC concession refers to the provision recognized by Brasil Telecom S.A. on the accrual basis, by applying a 1% rate on net income Pursuant to the concession agreement in effect, the payment in favor of ANATEL matures every two years, in April of odd years, and is equivalent to 2% of the net income accrued in the prior year. The next payment is scheduled for 2009.

The amount of other permits belongs to BrT Multimídia and relates to the permit granted for use of radiofrequency blocks associated to the exploitation of multimedia communication services. The contracted amount was R$9,110, adjusted by the IGP-DI plus 1% per month. This balance will be paid in tree equal, consecutive annual installments, all of which mature in May.

28.	Provisions for contingencies

a.	Contingent liabilities

The Company and its subsidiaries periodically assess their contingent risks, and also review their lawsuits taking into consideration legal, economic, tax and accounting aspects. The assessment of these risks aims at classifying them according to the chances of an unfavorable outcome as probable, possible or remote, taking into account the opinion of legal counsel.

Contingencies whose risks are regarded as probable are accrued. The contingencies for which an unfavorable outcome is regarded as possible are presented in this note. These lawsuits are under discussion at administrative and/or judicial level, at all court levels.

In certain situations, due to a legal requirement or as a caution measure, escrow deposits are made to ensure the continuity of the lawsuits under discussion. The escrow deposits related to contingencies with possible and remote likelihood of loss are shown in note 16.

Note that in some cases similar matters may be ranked in different risk degree ratings, which is justified by the facts and particular status of each lawsuit.

Labor lawsuits

The provisions for labor contingencies include an estimate made by the management, supported by the opinion of its legal counsel, of the losses related to lawsuits filed by employees and former employees, as well as by employees of service providers, regarding labor matters.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Tax lawsuits

The provisions for tax contingencies mainly refer to tax collection issues arising from disagreements between management’s understanding, supported by the opinion of the Company’s legal advisors, and the Tax Authorities concerning the interpretation, enforcement, legality and constitutionality of tax legislation.

Civil lawsuits

The provisions for civil contingencies refer to an estimate of the lawsuits related to contractual adjustments arising from economic plans enacted by the Federal Government, and other cases related to shared telephony plans, suits for damages and consumer lawsuits.

Classification by risk level

Probable risk contingencies

The contingencies classified as probable loss risk, for which reserves have been recorded in liabilities, present the following balances:

	Year ended December 31,
	2007	2008
Labor	421,759	426,700
Tax	367,923	269,866
Civil	398,846	752,398

Provisions	1,188,528	1,448,964
Escrow deposits related to the above provisions	(295,843)	(520,287)

Total provisions, net of escrow deposits	892,685	928,677

Current	197,457	218,297
Non-current	695,228	710,380

Labor

Changes in 2008:

Provisions as of December 31, 2007	421,759
Changes allocated to income	148,238
Monetary adjustment	48,728
Reassessment of contingent risks	65,572
Provisions of new lawsuits	33,938
Payments	(143,297)
Subtotal I (provisions)	426,700
Related escrow deposits as of December 31, 2007	(220,679)
Changes in escrow deposits	7,651
Subtotal II (escrow deposits)	(213,028)
Balance as of December 31, 2008, net of escrow deposits	213,672

The provision for labor contingencies mainly refers to:

(i)	Sundry premiums - refer to claims for hazardous duty premium, based on Law 7369/85, regulated by Decree 93412/86, due to the alleged risk related to employees’ contact with the electric power system, health hazard premium, stand-by hours and transfer premium;

(ii)	Salary differences and related effects - refer mainly to claims for salary increases due to alleged noncompliance with trade union agreements. The effects relate to the impact of the salary increase allegedly due on the other amounts calculated based on the employee’s salary;

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

(iii)	Job plan and profit sharing – refers to the claim for enforcement of a job and salaries plan for employees, with promotions for seniority and merit, allegedly not granted, and claims for enforcement of the regulations that provided for the payment of profit sharing on the Company’s net income;

(iv)	Joint liability – refers to the claim to assign liability to the Company, filed by outsourced personnel, due to alleged noncompliance with these personnel’s labor rights by their direct employers;

(v)	Overtime – refers to the claim for payment of salary and premiums increased by alleged overtime hours;

(vi)	Job reinstatement – claim due to alleged noncompliance with an employee’s special condition which prohibited termination of the employment agreement without cause;

(vii)	Supplement to FGTS (severance pay fund) fine arising from understated inflation – refers to claims to increase the FGTS indemnity fine as a result of the adjustment of accounts of this fund due to inflation effects.

Brasil Telecom S.A. filed a lawsuit against Caixa Econômica Federal to assure the reimbursement of all the amounts paid for this purpose;

(viii)	Termination pay – claims regarding termination amounts which were allegedly not paid or underpaid.

(ix)	Salary equalization – refers to amounts allegedly arising from salary equalization, job classification, incorrect duties and accumulation of duties;

(x)	Indemnities – refer to amounts allegedly due for occupational accidents, leased vehicles, occupational diseases, pain and suffering and tenure; and

(xi)	Supplementary pension plan – alleged differences in the benefit salary referring to payroll amounts.

Tax

Changes in 2008:

Provisions as of December 31, 2007	367,923
Changes allocated to income	71,930
Monetary adjustment	24,710
Reassessment of contingent risks	(36,787)
Provisions of new lawsuits	84,007
Payments	(169,987)
Subtotal I (provisions)	269,866
Related escrow deposits as of December 31, 2007	(22,046)
Changes in escrow deposits	293
Subtotal II (escrow deposits)	(21,753)
Balance as of December 31, 2008, net of escrow deposits	248,113

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

The provision for tax contingencies mainly relates to the following matters:

(i)	Federal Taxes – several tax notices that require the payment of federal taxes on events which were allegedly inadequately classified by the Company, or on differences in the calculation of these taxes; and

(ii)	State Taxes – claim for payment of ICMS (State VAT) on transactions which, in the Company’s view, are not subject to this tax, and discussions regarding ICMS credits taken by the Company, the validity or legality of which is being questioned by the State Tax Authorities.

Civil

Changes in 2008:

Provisions as of December 31, 2007	398,846
Changes allocated to income	491,319
Monetary adjustment	64,768
Reassessment of contingent risks	363,724
Provisions of new lawsuits	62,827
Payments	(137,767)
Subtotal I (provisions)	752,398
Related escrow deposits as of December 31, 2007	(53,118)
Changes in escrow deposits	(232,388)
Subtotal II (escrow deposits)	(285,506)
Balance as of December 31, 2008, net of escrow deposits	466,892

The provision for civil contingencies mainly refer to:

(i)	Revision of contractual terms and conditions – lawsuit filed by an equipment supplier against the Company, claiming revision of contractual terms and conditions due to changes introduced by a plan to stabilize the economy;

(ii)	Financial Interest Agreements – the Court of Appeals of Rio Grande do Sul State (TJ/RS) has issued decisions against the procedure previously adopted by former CRT in the proceedings related to the application of a rule issued by the Ministry of Communications. Such lawsuits are at various levels: lower courts, Court of Appeals and Superior Court of Justice;

(iii)	Administrative proceedings – ANATEL – proceedings arising from inspections referring to PGMQ, PGMU and noncompliance with regulations. Includes claims against the Company filed with ANATEL by other telecommunications companies;

(iv)	Customer service centers – public civil lawsuits referring to the shutdown of customer service centers;

(v)	Free Mandatory Telephone Directories – lawsuits arising from non-delivery of printed residential telephone directories;

(vi)	Consumer claims – refer to civil lawsuits arising from activation of telephone terminals, registering customers with registry credit reporting agencies, collection, co-billing, blockings, ADSL, cancellations, supplementary services, defects, alternative plans, unblockings;

(vii)	Indemnities – lawsuits seeking indemnity for termination of or noncompliance with agreements; and

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

(viii)	Damages – refer to lawsuits arising from property damage, pain and suffering, occupational accidents and traffic accidents.

Reassessments of contingent risks are linked to changes in circumstances or the occurrence of new facts and decisions which called for a new assessment of the ongoing lawsuits, which are dispersed among several lawsuits.

Possible risk contingencies

Contingencies classified as possible loss risks and, therefore, not recorded in books, are as follows:

	Year ended December 31,
	2007	2008
Labor	540,690	632,838
Tax	2,062,095	1,672,260
Civil	1,129,175	1,220,372

Total	3,731,960	3,525,470

Labor

Changes in 2008:

Amount estimated as of December 31, 2007	540,690
Monetary adjustment	78,332
Reassessment of contingent risks	(178,048)
New lawsuits	191,864
Amount estimated as of December 31, 2008	632,838

The labor contingencies classified as possible loss risks are as follows:

(i)	Sundry premiums – refer to claims for hazardous duty premium, based on Law 7369/85, regulated by Decree 93412/86, due to the alleged risk related to employees’ contact with the electric power system, health hazard premium, stand-by hours and transfer premium;

(ii)	Salary differences and related effects – refer mainly to claims for salary increases due to alleged noncompliance with trade union agreements. The effects relate to the impact of the salary increase allegedly due on the other amounts calculated based on the employee’s salary;

(iii)	Joint liability – refers to the claim to assign liability to the Company, filed by outsourced personnel, due to alleged noncompliance with these personnel’s labor rights by their direct employers;

(iv)	Overtime – refers to the claim for payment of salary and allowances increased by alleged overtime hours.

(v)	Job reinstatement – claim due to alleged noncompliance with an employee’s special condition which prohibited termination of the employment agreement without cause;

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

(vi)	Supplement to FGTS (severance pay fund) fine arising from understated inflation – refers to claims to increase the FGTS indemnity fine as a result of the adjustment of accounts of this fund due to inflation effects.

(vii)	Termination pay – claims regarding termination amounts which were allegedly not paid or underpaid.

(viii)	Indemnities – refer to amounts allegedly due for occupational accidents, leased vehicles, occupational diseases, pain and suffering and tenure; and

Tax

Changes in 2008:

Amount estimated as of December 31, 2007	2,062,095
Monetary adjustment	165,172
Reassessment of contingent risks	(897,881)
New lawsuits	342,874
Amount estimated as of December 31, 2008	1,672,260

The main tax contingencies refer to the following matters:

(i)	Social Security (INSS) tax notices addressing the addition of captions to the contribution salary allegedly due by the Company;

(ii)	Tax notices issued by the Federal Revenue Service due to differences in amounts reported in the DCTF (Declaration of Federal Tax Debits and Credits) and the DIPJ (Corporate Income Tax Return);

(iii)	Public civil lawsuits questioning the alleged pass-through of PIS and COFINS (taxes on revenue) to end consumers;

(iv)	ICMS (State VAT) levied on international calls, whose tax liability for the collection of said tax is assigned to another operator;

(v)	ICMS – credit and related tax rate difference on interstate purchases made by the Company;

(vi)	ICMS – tax credit on cancelled invoices;

(vii)	Withholding Income Tax – on transactions to hedge debts;

(viii)	FUST (Telecommunications Universal Service Fund) – effects generated by the change in the interpretation of its calculation basis by ANATEL; and

(ix)	ISS (Service Tax) – alleged levy of this tax on subsidiary telecommunications services and discussion regarding the classification of the services taxed by the cities listed in Supplementary Law 116/2003.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Civil

Changes in 2008:

Amount estimated as of December 31, 2007	1,129,175
Monetary adjustment	169,362
Reassessment of contingent risks	(304,947)
New lawsuits	226,782
Amount estimated as of December 31, 2008	1,220,372

The main civil contingencies refer to the following matters:

(i)	Payments made in lawsuits related to the PCT (Shared Telephony Program) – the plaintiffs claim payment in lawsuits related to the agreements under the Shared Telephony Program. Such lawsuits are at various levels: lower courts, Court of Appeals and Superior Court of Justice;

(ii)	Administrative proceedings – ANATEL – proceedings arising from inspections referring to PGMQ, PGMU, users’ rights, payphone cards, LTOG etc.;

(ii)	Consumer claims – refer to civil lawsuits arising from activation of telephone terminals, registering customers with registry credit reporting agencies, collection, co-billing, blockings, ADSL, cancellations, supplementary services, defects, alternative plans, unblockings;

(iv)	Damages – refer to lawsuits arising from property damage, pain and suffering, occupational accidents and traffic accidents.

(v)	Indemnities – lawsuits seeking indemnity for termination of or noncompliance with agreements; and

(vi)	Public civil lawsuits related to customer service centers; and

(vii)	Contractual – lawsuits related to the claim for a percentage resulting from the Real Plan, to be applied on a service agreement, review of conversion of installments into URV (units of account) and subsequently into reais, related to equipment supply and the provision of services.

Letters of guarantee

As regards contingent liabilities, the Company has letters of guarantee granted by financial institutions, as supplementary collateral for lawsuits in provisional execution to ensure the performance of concession commitments related to permits granted by ANATEL. The total amount of the letters of guarantee in effect at the balance sheet date is R$2.351.546 (R$1.336.279 as of December 31, 2007) and R$2.569.471 (R$1.360.006 as of December 31, 2007) in the consolidated. The commission charges on these contracts are based on market rates.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

b.	Contingent assets

Below are the tax lawsuits filed by the Company to claim refund of taxes paid.

PIS/COFINS (Taxes on revenue): tax lawsuit challenging the enforcement of Law 9718/98, which increased the PIS and COFINS tax basis. The Law covered the period from February 1999 to November 2002 for PIS and from February 1999 to January 2004 for COFINS. In November 2005, the STF (Federal Supreme Court) concluded the judgment of certain lawsuits on the same matter and considered the increase in the tax basis introduced by said Law unconstitutional. Part of the lawsuits filed by the Company and the STFC concessionaires from Region II of the Concession Plan, merged into the Company in February 2000, became final and unappealable in 2006 as regards the increase in PIS and COFINS tax basis. The Company is awaiting the judgments of the lawsuits filed by the other merged companies, whose likelihood of a favorable outcome in future filing of appeals is regarded as probable by the Company’s legal counsel. The amount attributed to these lawsuits, representing unrecognized contingent assets, was R$18.367 (R$17.445 as of December 31, 2007) and R$18.843 (R$17.445 as of December 31, 2007) in the consolidated.

29.	Provision for pensions and other benefits

The benefits described herein are offered to employees of the Company and its direct or indirect subsidiaries, except for BrT Call Center, as regards supplementary pension plans. For purposes of the supplementary pension plans (“Pension Funds”) mentioned in this note, the Company may be referred to as the “Sponsor”

a.	Supplementary pension plan

Supplementary pension plans are sponsored for employees and assisted participants, and the latter are also offered health care in certain cases. These plans are managed by the following foundations: (i) Fundação 14 de Previdência Privada (“Fundação 14”); (ii) Fundação BrTPREV (“FBrTPREV”), former CRT, a company merged into the Company on 12/28/00; and (iii) Fundação SISTEL de Seguridade Social (“SISTEL”), originated from certain companies of the former Telebrás System.

The Bylaws provide for approval of the supplementary pension plan policy, and the joint liability attributed to the defined benefit plans is ruled by the agreements entered into with the foundations, with the agreement of the SPC (Secretariat for Pension Plans), as regards specific plans.

The sponsored plans are appraised by independent actuaries at the balance sheet date. For fiscal years 2008 and 2007, the actuarial valuations were performed by Mercer Human Resource Consulting Ltda.

As regards the defined benefit plans described in this note, immediate recognition of the actuarial gains and losses is adopted, and therefore the full liabilities are recognized for the plans presenting a deficit, pursuant to CVM Resolution 371/00. For the plans that show a positive actuarial situation, assets are recorded when there is an express authorization for offsetting them against future employer contributions.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Provisions for Pension Fund

Refer to the recognition of the actuarial deficit of the defined benefit plans, as shown below:

	December 31,
	2007	2008
Provision for pension plans
FBrTPREV – BrTPREV, Alternativo and Fundador plans	685,668	753,287
PAMEC plan	2,077	2,504

Total	687,745	755,791

Current	101,467	148,391
Non-current	586,278	607,400

Assets Recognized to be Offset Against Future Employer Contributions

Brasil Telecom recognized assets referring to contribution surpluses of the sponsor and the surplus portion attributed to it as regards the TCSPREV plan, managed by Fundação 14. The assets recognized are used to offset future employer contributions.

The balance of these assets, recorded under “Other assets”, is as follows:

	December 31,
	2007	2008
Other assets:
TCSPREV	74,476	123,938

Total (See Note 16)	74,476	123,938

Current	18,743	15,874
Non-current	55,733	108,064

Characteristics of the supplementary pension plans sponsored:

FUNDAÇÃO 14

Fundação 14 de Previdência Privada was created in 2004 and since 03/10/05 has been in charge of managing and operating the TCSPREV pension plan. On that date, it entered into a management agreement with SISTEL in order for the latter to provide management and operating services for the TCSPREV and PAMEC-BrT plans until 09/30/06. As from that date, Fundação 14 took on the management and operation of these plans. As of October 31, 2007, Fundação 14 stopped managing the assistance plan PAMEC-BrT because it is an entity engaged in the management of private pension plans. In November, 2007, the assets and liabilities of PAMEC-BrT were transferred to the Company which, in addition to sponsoring the plan, also started to manage it.

Plans

TCSPREV (Defined Contribution, Settled Benefit and Defined Benefit)

This defined contribution and settled benefit plan was introduced on 02/28/00. On 12/31/01, all pension plans sponsored by the Company at the time were merged into SISTEL, and the SPC exceptionally and provisionally approved the document submitted to that Agency, in view of the need for adjustments to the regulations. Thus, TCSPREV consists of defined

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

contribution groups with settled and defined benefits. The plans added to the TCSPREV were PBS-TCS, PBT-BrT, BrT Management Agreement, and the Unusual Contractual Relationship Document, and the terms and conditions set forth in the original plans were maintained.

On September 18, 2008, SPC/MPS Ordinance 2521, of September 17, 2008, which approved the new regulation of the plan, was published in the Federal Official Gazette (D.O.U.), fully recognizing what had been exceptionally and provisionally approved on December 31, 2001. The new regulation also includes the adjustments necessary to meet the current requirements of supplementary pension plan legislation.

In March 2003, the TCSPREV Plan was no longer offered to the sponsors’ new hires. However, this plan started to be offered again in March 2005 to the defined contribution group. TCSPREV currently serves nearly 66,7% of the staff.Contributions to this plan, by group of participants, are established based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine the costs. Currently, contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV (defined contribution). In the TCSPREV group, the contributions are credited to individual accounts of each participant, equally by employee and sponsor, and the basic contribution percentages range from 3% to 8% of the participant’s salary, according to participant’s age and limited to R$21.104,40 for 2008. Participants have the option to make additional contributions to the plan but without parity of the sponsor. In the PBS-TCS group, the sponsor’s contribution corresponds to 12% of the participants’ payroll, whereas the employee’s contribution varies according to his/her age, time of service and salary, and an entry fee may also be paid depending on the age at which he/she joins the plan. The sponsors are responsible for defraying all the administrative costs and risk benefits.

FUNDAÇÃO SISTEL DE SEGURIDADE SOCIAL

The supplementary pension plan – PBS-A, which remains under SISTEL’s management, dates back to the period prior to Telebrás’ spin-off and includes participants who qualified as beneficiaries in January 2000. SISTEL also manages the PAMA/PAMA-PCE pension plan, formed by participants assisted by the PBS-A Plan, the PBS’s plans segregated by sponsor in January 2000 and PBS-TCS’ Internal Group, merged into the TCSPREV plan in December 2001.

Plans

PBS-A (Defined Benefit)

Jointly maintained with other sponsors engaged in the provision of telecommunications services and intended for participants who qualified as beneficiaries on January 31, 2000.

Contributions to the PBS-A are contingent on the determination of an accumulated deficit. As of December 31, 2008, date of the last actuarial valuation, the plan presented a surplus.

PAMA – Retirees’ Health Care Plan/PCE – Special Coverage Plan (Defined Contribution).

Jointly maintained with other sponsors engaged in the provision of telecommunications services and intended for participants who qualified as beneficiaries on January 31, 2000, the beneficiaries of the PBS-TCS Group, merged on December 31, 2001 into TCSPREV (currently managed by Fundação 14) and for the beneficiaries of PBS’s defined benefit plans sponsored by other companies, with SISTEL and other foundations. According to a legal and actuarial evaluation, the Sponsor’s responsibility is only limited to future contributions. From March to July 2004, December 2005 to April 2006 and June to September 2008, an incentive optional migration of PAMA retirees and pensioners to new coverage conditions (PCE) was carried out. The option of participants to migrate results in contribution to PAMA/PCE.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

The contributions to this plan correspond to 1,5% of the payroll of active participants subject to PBS plans, segregated and sponsored by the several sponsoring companies. In the case of Brasil Telecom, PBS-TCS was merged into the TCSPREV plan on December 31, 2001, and started to constitute an internal group of this plan. To be able to use to PAMA’s resources, the participants share a portion of this plan’s individual costs. Contributions are also made by the retirees and pensioners who migrated to PAMA/PCE. For sponsors, the option of participants to migrate to PAMA/PCE does not change the aforementioned employer contribution of 1,5%.

FUNDAÇÃO BrTPREV

It is the manager originated from the plans sponsored by former CRT, a company which was merged into the Company at the end of 2000. By sponsoring FBrTPREV, the Company’s main purpose is to maintain plans that supplement the pension plans and other benefits offered to participants by the official social security system.

Plans

BrTPREV

Defined contribution and settled benefit plan, launched in October 2002, intended to grant pension plan benefits supplementary to those provided by the official social security system and which initially served only employees of the Rio Grande do Sul Branch. This pension plan was offered to new employees of the Company and its subsidiaries from March 2003 to February 2005, when its offering was suspended. This plan cannot be joined by new participants. BrTPREV currently serves nearly 20,5% of the staff.

Contributions to this plan, by group of participants, are established based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine the costs. The contributions are credited to individual accounts of each participant, equally by employee and sponsor, and the basic contribution percentages vary from 3% to 8% of the participant’s salary, according to the participant’s age, limited to R$21.831,00 for 2008. Participants have the option to make additional contributions to the plan but without parity of the sponsor. The sponsor is responsible for defraying all the administrative costs and risk benefits.

Fundador – Brasil Telecom and Alternativo – Brasil Telecom

Defined benefit plans intended to provide pension benefits supplementary to the benefits of the official social security system, which cannot be joined by new participants. These plans currently serve nearly 0,15% of the staff.

The regular contribution made by the sponsor is equal to the regular contribution made by the participant, the rates of which vary according to his/her age, time of service and salary. Under the Alternativo Plan – Brasil Telecom, the contributions are limited to three times the ceiling benefit of the National Social Security Institute (INSS) and the participant also pays an entry fee depending on the age at which he/she joins the plan.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Actuarial Deficit of the Plans

The unamortized mathematical reserve, referring to the current value of the Company’s supplementary contribution, in view of the actuarial deficit of the plans managed by FBrTPREV, has a maximum settlement term of twenty years, starting January 2002, according to Circular 66/SPC/GAB/COA of the Secretariat for Pension Plans dated January 25, 2002. Of this maximum term determined, there remains thirteen years for full payment.

ASSISTANCE PLAN ADMINISTERED BY THE COMPANY

PAMEC-BrT – Health Care Plan for Supplementary Pension Beneficiaries (Defined Benefit).

Intended to provide health care for retirees and pensioners linked to the PBT-BrT Group, a pension plan managed by Fundação 14.

The contributions to PAMEC-BrT were fully paid in July 1998, through a single payment. However, as this plan is now managed by the Company, after the transfer of management by Fundação 14 in November 2007, there are no assets recognized to cover current expenses, and the actuarial obligation is fully recognized in the Company’s liabilities.

Status of Sponsored Plans, Reassessed at the Balance Sheet Date

The status of the defined benefit private pension plans is as follows:

	FBrTPREV – BrTPREV, Alternativo and Fundador		Fundação 14 – TCSPREV
	2007	2008	2007	2008
RECONCILIATION OF ASSETS AND LIABILITIES
Actuarial liabilities on vested benefits	1,377,917	1,529,300	248,428	271,700
Actuarial liabilities on unvested benefits	121,125	79,779	216,011	140,493
(=) Total present value of actuarial liabilities	1,499,042	1,609,079	464,439	412,193
Fair value of plan assets	(813,374)	(855,792)	(791,362)	(822,778)

(=) Net actuarial liabilities (assets)	685,668	753,287	(326,923)	(410,585)

Unrecorded amount due to the limit on defined benefit	—	—	252,447	286,647

(=) Net actuarial liabilities (assets) recognized(1)	685,668	753,287	(74,476)	(123,938)

(1)	The Company determines the amount available for offsetting future contributions in accordance with legal provisions and the regulations of the benefit plan. The amount of the assets linked to the TCSPREV plan, recognized in the Company’s financial statements, in the amount of R$123,938 (R$74,476 as of 31/12/07) does not exceed the present value of future contributions.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

CHANGES IN NET ACTUARIAL LIABILITIES (ASSETS)
Present value of actuarial liabilities at beginning of year	1,405,601	1,499,042	420,206	464,439
Cost of interest	152,349	154,905	46,226	48,577
Cost of current service	5,017	6,110	3,424	3,894
Benefits paid, net	(113,102)	(119,343)	(19,887)	(22,787)
Losses (gains) on actuarial liabilities	49,177	68,365	14,470	(81,930)

Present value of actuarial liabilities at end of year	1,499,042	1,609,079	464,439	412,193

Fair value of plan assets at beginning of year	757,034	813,374	717,764	791,362
Return on plan assets	53,544	61,415	92,228	53,716
Regular contributions received by the plan	3,081	2,838	1,257	487
Sponsor	3,081	2,655	772	16
Participants	—	183	485	471
Amortizing contributions from the sponsor	112,817	97,508	—	—
Benefits paid	(113,102)	(119,343)	(19,887)	(22,787)

Fair value of plan assets at end of year	813,374	855,792	791,362	822,778

(=) Net actuarial liabilities (assets)	685,668	753,287	(326,923)	(410,585)

Unrecorded amount due to the limit on defined benefit	—	—	252,447	286,647

(=) Net actuarial liabilities (assets) recognized	685,668	753,287	(74,476)	(123,938)

	FBrTPREV – BrTPREV, Alternativo and Fundador		Fundação 14 – TCSPREV
	2007	2008	2007	2008
EXPENSE RECOGNIZED IN THE STATEMENT OF INCOME OF BRASIL TELECOM(1)
Cost of current service	5,017	6,110	3,424	3,894
Participants’ contributions	—	(183)	(485)	(471)
Cost of interest	152,349	154,905	—	—
Return on plan assets	(53,544)	(61,415)	—	—
Recognized actuarial losses (gains)	49,177	68,365	—	—

Total expense recognized	152,999	167,782	2,939	3,423

(1)    As regards the surplus of the TCSPREV plan, recorded in assets, the Company recognized revenues of R$67,096, R$61,104 of which under “Other operating income” and R$5,992 under “Financial income”. In 2007, revenues in the amount of R$83,392 were recognized, R$81,209 of which under “Other operating income” and R$2,183 under “Financial income”.

	FBrTPREV – BrTPREV, Alternativo and Fundador		Fundação 14 – TCSPREV
	2007	2008	2007	2008
MAIN ACTUARIAL ASSUMPTIONS USED
Discount rate on actuarial liabilities (6% + inflation)	10.77%	10.77%	10.77%	10.77%
Estimated inflation rate	4.50%	4.50%	4.50%	4.50%
Estimated rate of increase in salaries	2.00%	2.00%	2.00%	2.00%
Estimated rate of increase in benefits	4.50%	4.50%	4.50%	4.50%
Total expected rate of return on plan assets	10.70%	12.58%	10.53%	12.83%
General mortality biometric table	UP94	AT83	UP94	AT83
Disability biometric table	Mercer Disability		Mercer Disability
Disability mortality table	IAPB-57		IAPB-57
Turnover rate	Null		Null

SUPPLEMENTAL INFORMATION – 2008

a)	The plans’ assets and liabilities are stated as of December 31, 2008.

b)	The registry data used refer to 09/30/08, projected for December 31, 2008.

c)	The total expected rate of return on the plans’ assets was determined based on the result of profit projections for the asset segments which comprise the plan’s portfolio, taking into consideration the geometric mean for the next five years.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

	SISTEL – PBS-A		PAMEC
	2007	2008	2007	2008
RECONCILIATION OF ASSETS AND LIABILITIES
Actuarial liabilities on vested benefits	604,572	667,702	2,077	2,504
(=) Total present value of actuarial liabilities	604,572	667,702	2,077	2,504
Fair value of plan assets	(1,006,475)	(1,005,682)	—	—

(=) Net actuarial liabilities (assets)(1)	(401,903)	(337,980)	2,077	2,504

Unrecorded amount due to the limit on defined benefit	401,903	337,980	—	—

(=) Actuarial liabilities recognized	—	—	2,077	2,504

(1)	As regards the net actuarial liabilities of the PBS-A plan, no accounting records are made by the Sponsor. Such plan is entirely comprised of assisted participants, and, therefore, there are no future contributions that could be offset against the existing surplus.

CHANGES IN NET ACTUARIAL LIABILITIES (ASSETS)
Present value of actuarial liabilities at beginning of year	580,506	604,572	1,529	2,077
Cost of interest	62,984	62,400	170	219
Cost of current service	—	—	7	—
Benefits paid, net	(50,072)	(57,620)	(52)	(110)
Loss (gain) on actuarial liabilities	11,154	58,350	423	318

Present value of actuarial liabilities at end of year	604,572	667,702	2,077	2,504

Fair value of plan assets at beginning of year	895,205	1,006,475	883	—
Return (loss) on plan assets	161,342	56,827	36	—
Sponsor’s contributions	—	—	—	110
Benefits paid	(50,072)	(57,620)	(52)	(110)
Plan assets transferred to the Sponsor	—	—	(867)	—

Fair value of plan assets at end of year	1,006,475	1,005,682	—	—

(=) Net actuarial liabilities (assets)	(401,903)	(337,980)	2,077	2,504

Unrecorded amount due to the limit on defined benefit	401,903	337,980	—	—

(=) Actuarial liabilities recognized	—	—	2,077	2,504

	SISTEL – PBS-A		PAMEC
	2007	2008	2007	2008
EXPENSE RECOGNIZED IN THE STATEMENT OF INCOME OF BRASIL TELECOM
Cost of current service	—	—	7	—
Cost of interest	—	—	170	219
Return (loss) on plan assets	—	—	(36)	—
Recognized actuarial losses (gains)	—	—	423	318

Total expense recognized	—	—	564	537

MAIN ACTUARIAL ASSUMPTIONS USED
Discount rate on actuarial liabilities (6% + Inflation)	10.77%	10.77%	10.77%	10.77%
Estimated inflation rate	4.50%	4.50%	4.50%	4.50%
Estimated rate of increase in benefits	4.50%	4.50%	N/A
Rate of increase in health care costs	N/A		7.64%	7.64%
Total expected rate of return on plan assets	10.82%	11.30%	N/A
General mortality biometric table	UP94	AT83	UP94	AT83
Disability biometric table	N/A		N/A
Initial age of benefits	N/A		N/A

N/A = Not Applicable.

SUPPLEMENTAL INFORMATION – 2008

a)	The plans’ assets and liabilities are stated as of 12/31/08.

b)	The registry data used refer to 09/30/08, projected for December 31, 2008.

c)	The total expected rate of return on the plans’ assets was determined based on the result of profit projections for the asset segments which comprise the plan’s portfolio, taking into consideration the geometric mean for the next five years.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

The investment strategy of the pension plans is described in their investment policy, which is annually approved by the Executive Boards of the sponsored funds. It establishes that investment decisions should take into consideration: (i) capital preservation (ii) the diversification of investments; (iii) the risk appetite based on conservative assumptions; (iv) the expected rate of return as a result of the actuarial liabilities; (v) compatibility between the investment’s liquidity and the plans’ cash flows; and (vi) reasonable management costs. It also defines the volume ranges for the different types of investments allowed for the pension funds, as follows: national fixed income, national variable income, loans to participants and real estate investments. In the fixed income portfolio, only securities subject to low credit risk are allowed. Derivatives are only allowed for hedging purposes. Loans are restricted to certain credit limits. Tactical allocation is the responsibility of the investment committee, made up of pension plan officers, the investment manager and a member appointed by the Executive Board. The finance department is in charge of performance.

The limits established for the different types of investments allowed for pension funds are as follows:

ASSET SEGMENT	FBrTPREV – BrTPREV, Alternativo and Fundador	Fundação 14 – TCSPREV	SISTEL – PBS-A
Fixed income	90%	100%	95%
Variable income	20%	20%	40%
Real estate properties	8%	N/A	9%
Loans to participants	3%	3%	3%

The plans’ assets as of December 31, 2008 were allocated as follows:

ASSET SEGMENT	FBrTPREV – BrTPREV Plans, Alternativo and Fundador	Fundação 14 – TCSPREV	SISTEL – PBS-A
Fixed income	84,2%	85,3%	75,4%
Variable income	11,7%	13,2%	18,7%
Real estate properties	2,8%	1,5%	5,5%
Loans to participants	1,3%	—	0,4%
Total	100%	100%	100%

b.	Stock options plan for management and employees

An Extraordinary Shareholders’ Meeting held on November 6, 2007, approved a new general plan for granting stock options for management and employees of the Company and its subsidiaries, and, at the balance sheet date, the following plans were in effect, in accordance with their related approval dates.

Plan Approved on April 28, 2000

The rights vested through stock option grant documents in effect under this previously approved plan remain valid and effective, pursuant to the related terms and conditions agreed, and no new grants are allowed under this plan. At the balance sheet date, there were outstanding exercisable options, as described in the program below:

Program B

The options guaranteed by this plan are options settled in shares.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

The exercise price was established by the managing committee based on the market price as of the grant date and will be adjusted by the IGP-M between the agreement execution date and payment date.

The changes in the balance of the stock options of this plan are summarized as follows:

	2007		2008
	Preferred share options	Average exercise price - R$	Preferred share options	Average exercise price - R$
Balance of outstanding options at beginning of year	270,802	13.00	256,855	16.88
Exercised options	—	—	(162,084)	17.01
Cancelled options	(13,947)	17.30	(15,259)	17.60
Balance of outstanding options at end of year	256,855	16.88	79,512	19.04

Balance of exercisable options at end of year	256,855	16.88	79,512	19.04

The 162.084 options exercised were settled through the delivery of preferred shares held in treasury by the Company, at the total exercise price of R$1.012 and a fair value of R$1.156.

The right to exercise the option is vested in accordance with the terms and conditions below:

Grant					Adjusted exercise price (in Reais)	Options (in shares)
Grant		Lot	Exercisable as from	Exercise deadline
		33%	12/22/05	12/31/11	19,04	26.504
3ª	22/12/04	33%	12/22/06	12/31/11	19,04	26.504
		34%	12/22/07	12/21/11	19,04	26.504

The balance of the stock options represents 0,01% (0,05% as of December 31, 2007) of the total outstanding shares.

Assuming that the options will be fully exercised, the premiums on the related options, calculated under the Black&Scholes method on the grant date, payable to the Company, would total R$219 (R$1.761 as of December 31, 2007).

The fair value of the options granted was estimated on the grant date under the Black&Scholes options pricing model, based on the following assumptions:

	12/21/04	12/19/03	12/17/02
Backing asset	13,64	13,64	13,64
Exercise price	17,30	15,89	15,69
Expected volatility	38,2%	44,8%	3,0%
Risk-free interest rate	8,4%	8,6%	23,0%
Expected life (in years)	2	3	3
Dividend yield	3,10%	3,20%	5,10%
Fair value on the grant date	2,76	5,56	4,09

Plan approved on November 6, 2007

The new plan authorizes the grant of stock options, allowing participants, under certain conditions, to purchase or subscribe, in the future, at a pre-defined amount, shares that are part of a stock option scheme called UP (Performance Unit), comprising preferred shares of the Company and common and preferred shares of its Parent Company. The amount of the UPs granted cannot exceed a maximum limit of 10% of the book value of each type of share of the Company.

The shares derived from the exercise of options entitle their holders to the same rights granted to the other shareholders of the Company and Parent Company.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

The Board of Directors is responsible for managing this plan and is vested with full powers for establishing the stock option programs, which can be delegated to a compensation committee made up of up to three Board members.

At a Meeting held on December 14, 2007, the Company’s Board of Directors of ratified the approval of the two programs related to the new stock option plan, with retroactive effects to July 1, 2007, which consist of the following:

Program 1

Options are granted on a one-time basis and no new grants are allowed for a period of up to four years. The exercise price of the UP has been set by the Board of Directors, pursuant to the terms and conditions of the plan, is adjusted by the IGP-M, plus 6% per year, and discounted from the amounts paid as dividends and/or interest on capital in the year.

Program 2

This program provides for the grant of options on an annual basis, on July 1 of each year, and there were grants on July 1, 2007 and 2008. The exercise price of the UP has been set by the Board of Directors, pursuant to the terms and conditions of the plan, and will be discounted from the amounts paid as dividends and/or interest on capital in the year.

The right to exercise the options under Programs 1 and 2 is vested in accordance with the terms and conditions below:

Program	Grant				Adjusted exercise price (in Reais)	Options (in UPs)
	Grant	Lot	Exercisable from	Exercise deadline
1	07/01/07	25%	07/01/08	06/30/11	32,22	704.331
		25%	07/01/09	06/30/12	32,22	704.331
		25%	07/01/10	06/30/13	32,22	704.331
		25%	07/01/11	06/30/14	32,22	704.331
2	07/01/07	25%	07/01/08	06/30/11	24,93	47.153
		25%	07/01/09	06/30/12	24,93	199.811
		25%	07/01/10	06/30/13	24,93	199.811
		25%	07/01/11	06/30/14	24,93	199.810
	07/01/08	25%	07/01/09	06/30/12	32,39	175.338
		25%	07/01/10	06/30/13	32,39	175.421
		25%	07/01/11	06/30/14	32,39	175.421
		25%	07/01/12	06/30/15	32,39	175.421

The vesting periods established in Programs 1 and 2 can be accelerated as a result of special events or conditions provided for in the option grant agreement, particularly as a result of changes in the direct and indirect control of the Company and Brasil Telecom Participações S.A. A minimum bonus is assured in the event of a reduction in the fair value of the shares on the exercise date, under the terms and conditions defined in the agreement.

On July 15, 2008, the terms and conditions of the plan were changed, and the requirement for the Company to repurchase the shares that comprise the stock option scheme was eliminated. Accordingly, the stock options which include shares of the Company started to be recorded as options settled in shares and the stock options which include shares of the Parent Company continued to be recorded as shares settled in cash.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

The changes in the balance of the stock options are summarized as follows:

	2007		2008
	Options (in UPs)	Average exercise price of UPs - R$	Options (in UPs)	Average exercise price of UPs - R$
Balance of outstanding options at beginning of year	—	—	4,036,440	28.37
Granted options	4,036,440	26.70	724,955	32.39
Exercised options	—	—	(171,971)	24.93
Cancelled options	—	—	(423,914)	27.81
Balance of outstanding options at end of year	4,036,440	28.37	4,165,510	31.12
Balance of exercisable options at end of year	—	—	751,484	31.12

During the year, 171.971 options were exercised under Program 2, settled as follows: (i) delivery of preferred shares held in treasury by the Company, at a total exercise price of R$4.287 and acquisition cost of R$661; and (ii) delivery of common and preferred shares of the Parent Company, at a total exercise price of R$3.653 and fair value of R$4.321.

The shares under the stock option scheme (UPs) represent 1,30% (0,79% as of December 31, 2007) of the book value of the preferred shares issued by the Company, and 5,65% and 3,26% (6,44% and 3,71% as of December 31, 2007) of the Parent Company’s common and preferred shares, respectively.

The fair value of the options granted was estimated on the grant date under the binomial option pricing model, based on the assumptions below, which were calculated by using market quotations:

Grant date: July 1, 2007

Program: 1

Program 1:	Lot 1	Lot 2	Lot 3	Lot 4
Backing asset	31,06	31,06	31,06	31,06
Exercise price	32,22	32,22	32,22	32,22
Expected volatility	42,02%	42,02%	42,02%	42,02%
Risk-free interest rate (1)	1,79%	2,05%	2,06%	2,15%
Expected life	2,49	3,51	4,54	5,57
Dividend yield	—	—	—	—
Fair value on grant date	8,16	9,89	11,32	12,61

(1)	Considers the risk-free interest rate less the variation of the General Market Price Index (IGP-M) + 6% per year.

Grant date: July 1, 2007

Program: 2

Program 2:	Lot 1	Lot 2	Lot 3	Lot 4
Backing asset	31,06	31,06	31,06	31,06
Exercise price	24,93	24,93	24,93	24,93
Expected volatility	42,02%	42,02%	42,02%	42,02%
Risk-free interest rate	12,29%	12,55%	12,56%	12,65%
Expected life	2,49	3,51	4,54	5,57
Dividend yield	—	—	—	—
Fair value on grant date	14,57	16,89	18,80	20,44

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Grant date: July 1, 2008

Program: 2

Program 2:	Lot 1	Lot 2	Lot 3	Lot 4
Backing asset	31,06	31,06	31,06	31,06
Exercise price	32,39	32,39	32,39	32,39
Expected volatility	42,02%	42,02%	42,02%	42,02%
Risk-free interest rate	12,29%	12,55%	12,56%	12,65%
Expected life	2,49	3,51	4,54	5,57
Dividend yield	—	—	—	—
Fair value on grant date	11,27	13,98	16,22	18,17

The expense recognized by the Company in the statement of income for the year, covering all the stock option plans offered, was R$16.743 (R$13.179 in 2007). The balances recorded under liabilities and shareholders’ equity at the balance sheet date are represented by R$23.893 and R$5.803, respectively (R$13.179 and R$872 as of December 31, 2007).

c.	Other Employee Benefits

Other benefits are granted to employees, such as: health/dental care, meal tickets, group life insurance, occupational accident allowance, sick pay, transportation allowance, among other benefits.

30.	Shareholders’ equity

a.	Capital

The issued and paid up capital stock is comprised of preferred shares and common shares, as shown in the table below:

	Common	Preferred	Subtotal	Treasury shares	Total
Number of shares as of December 31, 2005 (a)	249,597,050	305,701,231	555,298,281	(13,679,382)	541,618,899
Issuance of shares	—	5,652,010	5,652,010	1,282	5,653,292

Number of shares as of December 31, 2006 (a)	249,597,050	311,353,241	560,950,291	(13,678,100)	547,272,191
Reverse split of shares	(1)	(1)	(2)	—	(2)

Number of shares as of December 31, 2007 (b)	249,597,049	311,353,240	560,950,289	(13,678,100)	547,272,189
Shares sold				226,700	226,700

Number of shares as of December 31, 2008 (b)	249,597,049	311,353,240	560,950,289	(13,451,400)	547,498,889

(a)	In thousands of shares

(b)	In shares

The Shareholders’ Meeting held on April 10, 2007 approved a reverse stock split. The reverse stock split ratio was 1000 to 1, and capital started to be represented by 249.597.049 common shares and 311.353.240 preferred shares, totaling 560.950.289 shares issued. Of the total amount of shares, 13.451.400 preferred shares are held in treasury.

The Company is authorized to increase its capital, according to a resolution of the Board of Directors, up to the total limit of 800.000.000 common or preferred shares, in compliance with the legal limit of two thirds (2/3) for the issue of new preferred shares without voting rights.

By resolution of the Shareholders’ Meeting or Board of Directors’ Meeting, the Company’s capital can be increased through capitalization of retained earnings or reserves previously allocated for this purpose by the Shareholders’ Meeting. Under these conditions, the capitalization may be performed without changing the amount of shares.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Capital is represented by common and preferred shares, with no par value, and the Company is not required to maintain the current proportion of these types of share on capital increases.

By resolution of the Shareholders’ Meeting or Board of Directors’ Meeting, the preemptive right on issuance of shares, warrants or debentures convertible into shares can be cancelled in the cases provided for in article 172 of the Brazilian Corporate Law.

Preferred shares do not have voting rights, except in the cases specified in sole paragraphs of articles 11 and 14 of the By-laws, but are assured priority in the receipt of a minimum noncumulative dividend equivalent to the higher of 6% per year, calculated on the amount obtained after dividing capital by the total number of shares, and 3% per year, calculated on the amount obtained after dividing the accounting shareholders’ equity by the total number of shares.

Subscribed and paid-up capital at the balance sheet date is R$3.470.758 (R$3.470.758 as of December 31, 2007), represented by the following shares with no par value:

b.	Treasury shares

The treasury shares derive from Stock Repurchase Programs carried out from 2002 to 2004. On September 13, 2004, a material event notice was disclosed on the last proposal approved by the Company’s Board of Directors for repurchase of preferred and common shares issued by the Company to be held in treasury, cancelled, or subsequently sold.

The number of treasury shares is as follows:

	2007		2008
	Preferred shares (in thousands)	Historical cost	Preferred shares	Historical cost
Balance at beginning of the year	13,678,100	154,692	13,678,100	154,692
Shares sold	—	—	(226.700)	(2.563	)(1)

Balance at end of the year	13,678,100	154,692	13,451,400	152,129

(1)	Equals the cost of the shares sold.

History cost of the purchase of treasury shares in (R$ per share)	2007	2008
Weighted average cost	11,31	11,31
Minimum	10,31	10,31
Maximum	13,80	13,80

Unit cost considers all stock repurchase programs.

Shares were sold in the year to comply with (i) a Management and Employee Stock Option Program, whose amount was R$3.391 and represented a net gain of R$897, which was recorded in a capital reserve; and (ii) an agreement for settlement of a lawsuit in the amount of R$69.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Market Value of Treasury Shares

The market value of the treasury shares at the balance sheet date was as follows:

	2007	2008
Number of common shares in treasury	13,678,100	13,451,400
Quotation per share on BOVESPA (R$)	18,25	13,64
Market value	249,625	183,477

c.	Capital reserves

Capital reserves are recognized pursuant to the following practices:

Reserve for Share Subscription Premium: results from the difference between the amount paid on subscription and the amount allocated to capital.

Other Capital Reserves: consist of the contra entry of interest on works in progress incurred up to December 31, 1998 and the funds invested in income tax incentives prior to the beginning of 2008.

d.	Profit reserves

Profit reserves are recognized pursuant to the following practices:

Legal Reserve: allocation of five percent of the annual net income up to the limit of twenty percent of paid-up capital or thirty percent of capital plus the capital reserves. This reserve is only used for increasing capital or offsetting losses.

Investment Reserve: comprises the remaining balances of net income for the year, adjusted pursuant to article 202 of Law 6404/76 and allocated after the payment of dividends. The net income allocated to this reserve was fully allocated as retained earnings by the related Shareholders’ Meetings, in view of the Company’s investment budget and pursuant to article 196 of the Brazilian Corporate Law.

Until the end of 2007, the net income retained for investments remained in the retained earnings line account, pursuant to article 8 of CVM Resolution 59/86. After Law 11638/37 came into effect, determining that no balances should remain under the retained earnings line account at the balance sheet date, said net income was transferred to this investment reserve.

e.	Dividends and Interest on Shareholders’ Equity

Dividends are calculated pursuant to the Company’s By-laws and the Brazilian Corporate Law. Mandatory minimum dividends are calculated in accordance with article 202 of Law 6404/76, and preferred or priority dividends are calculated pursuant to the Company’s By-laws.

By deliberation of the Board of Directors, the Company can pay or credit, as dividends, interest on shareholders´equity pursuant to article 9, paragraph 7, Law 9249, of December 26, 1995. The interest paid or credited will be offset against the annual mandatory minimum dividend, pursuant to article 43 of the By-laws

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Mandatory minimum dividends calculated in accordance with article 202 of Law No. 6404/76.

The calculation of Adjusted Net Income and the determination of the mandatory minimum dividends in accordance with Brazilian Corporate Law and the Company Bylaws are shown in the table below:

	2007(1)	2008
Net income for the year	797,287	1,029,816
Allocation to legal reserve	(39,864)	(51,491)

Adjusted net income	757,423	978,325

Mandatory dividends (25% of adjusted net income)	189,356	244,581

(1)	The data referring to 2007 are reported at the original amounts calculated in that year, without considering the adjustments arising from Law 11638/07.

Dividends and Interest on Shareholders´ Equity Credited

The Company credited Interest on Shareholders’ Equity to its shareholders during the year, according to the share position on the date of each credit was made. At the balance sheet date, interest on capital credited, net of withholding income tax, was attributed to dividends.

	2007	2008
Interest on Shareholder’s Equity – JSCP – Credited	350,400	324,300
IRRF (withholding income tax)	(52,560)	(48,645)

Net JSCP	297,840	275,655
Dividends Provisioned, supplementing JSCP	407,023	—

Total shareholders’ compensation	704,863	275,655

Common shares	321,470	125,688
Preferred shares	383,393	149,967

Total compensation per share (in Brazilian reais) (1)	2007	2008
Common	1,287957	0,503565
Preferred	1,287957	0,503410
Total shares	1,287957	0,503480

(1)	The calculation of the dividends/ interest on capital per share considers the total outstanding shares at the balance sheet date. Different payments in 2008 are due to different types of shares outstanding when interest on capital was paid. However, interest on capital per type of share is equitable on the credit date.

Shareholders’ compensation exceeds the value of mandatory dividends and it is also higher than the value of priority dividends and dividends for common shares, calculated under the same conditions.

f.	Remaining Net Income

The remaining net income for 2008, adjusted under the terms of article 202 of Law 6404/76, in the amount of R$654.025, is recorded under the “Investment reserve” caption and included in the proposal for allocation of net income to be submitted for approval at the Annual Shareholders’ Meeting, as profit retention, pursuant to article 196 of said Law, in view of the Company’s capital budget to be approved at the Annual Shareholders’ Meeting.

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

Management

Management Compensation

The compensation of the managers responsible for planning, managing and controlling the Company’s activities, including that of the members of the Board of Directors and Executive Board, is as follows:

	2008	2007
Salaries and other short-term benefits	49,579	23,920
Postemployment benefits	184	172
Employment termination benefits	6,875	1,949
Share-based compensation	16,743	13,179

Total	73,381	39,220

33.	Insurance (unaudited)

The Company has an insurance policy program for covering returnable assets, loss of profits and contractual guarantees, as established in the Concession Agreement entered into with the government, and civil liability for telephony service operations.

The assets, liabilities and interests covered by insurance are as follows:

Type	Coverage	Insured amount
		2007	2008
Operating risks	Buildings, machinery and equipment, premises, call centers, towers, infrastructure and IT equipment	12,705,368	15,090,068
Loss of profits	Fixed expenses and net income	8,669,400	8,955,588
Contractual guarantees	Compliance with contractual obligations	89,405	94,601
Civil liability	Telephony service operations	12,000	12,000

There is also insurance coverage related to civil liability of management, supported by a policy of Brasil Telecom Participações S.A., related to the Parent Company and the Company, whose total amount is equivalent to US$90 million.

There is no insurance coverage for the optional civil liability, related to casualties with Company vehicles involving third parties.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

34.	RISK ANALYSIS

Financial Risk Management

The activities of the Company expose it to several financial risks, such as: market risk (including currency risk, interest rate risk on fair value, interest rate risk on cash flows and price risk), credit risk and liquidity risk. The global risk management program focuses on the unpredictability of financial markets and seeks to mitigate potential adverse impacts on financial performance. The Company uses derivatives for certain risk exposures.

Risk management is carried out by the Company’s treasury officer, in accordance with the policies approved by management. The treasury officer identifies, evaluates and covers financial risks together with the other business units of the Company. Management provides written guidelines for global risk management, as well as policies addressing specific areas, such as foreign exchange rate and interest risk, credit risk, the use of derivatives and non-derivatives, and immediately liquid investments.

According to their nature, financial instruments may involve known or unknown risks, and the potential of these risks is important, in the best judgment. Therefore, there may be risks with or without guarantees depending on circumstantial or legal aspects.

a.	Fair Value of Financial Assets and Liabilities

The Company has evaluated the active market for or effective realizable values (fair values) of financial assets and liabilities by using available information and evaluation methodologies appropriate for each situation. The interpretation of market data as regards the choice of methodologies requires considerable judgment and the establishment of estimates to reach an amount considered appropriate to each situation. Therefore, the estimates presented many not necessarily indicate the amounts that could be obtained in the active market. The use of different hypotheses for fair value calculation may have a material impact on the amounts obtained.

The fair value of swap derivatives was calculated based on the future cash flows associated to each contract, discounted to the market rates in effect at the balance sheet date. The method used to calculate the fair value of derivatives related to US dollar call options, adopted for recognizing the premium, was Black&Scholes, adapted by Garman-Kohlhagen, to consider specific characteristics of foreign currency options.

For securities traded in an active market, the fair value is equivalent to the amount of the last quotation available at the balance sheet date multiplied by the number of outstanding securities. For contracts whose current terms and conditions are similar to those originally contracted or which do not present quotation benchmarks, the fair values equal the carrying amounts.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

The classes of assets and liabilities presented in this note were selected based on their materiality.

	2007		2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	583,992	583,992	1,478,558	1,478,558
Cash investments	1,846,595	1,846,595	561,867	561,867
Trade accounts receivable	2,189,701	2,189,701	2,210,090	2,210,090
Loans and financing	7,973	7,973	6,868	6,868
Derivatives	6,218	6,218	29,179	29,179
Other assets	210,471	210,471	236,075	236,075
Liabilities
Accounts payable and accrued expenses	1,627,888	1,627,888	2,060,414	2,060,414
Loans and financing	2,912,908	2,961,226	3,571,999	3,597,016
Debentures	1,088,956	1,088,956	1,091,906	1,058,712
Derivatives	406,514	406,514	222,073	222,073
Dividends/ interest on shareholders’ equity	846,169	846,169	424,022	424,022
Treasury shares	(154,692)	(249,625)	(152,129)	(183,477)
Other liabilities	338,140	338,140	894,594	894,594

b.	Financial Instruments per Category

The book balances of financial instruments per category are as follows:

	2008
	Receivables, loans and liabilities at amortized cost	At fair value with gains and losses recognized in income (loss)	Total
Assets
Cash and cash equivalents	—	1,478,558	1,478,558
Cash investments	—	561,867	561,867
Trade accounts receivable	2,210,090	—	2,210,090
Loans and financing	6,868	—	6,868
Derivatives	—	29,179	29,179
Other assets	236,075	—	236,075
Total	2,453,033	2,069,604	4,522,637
Liabilities
Accounts payable and accrued expenses	2,060,414	—	2,060,414
Loans and financing	3,571,999	—	3,571,999
Debentures	1,091,906	—	1,091,906
Derivatives	—	222,073	222,073
Dividends/ interest on shareholders’ equity	424,022	—	424,022
Treasury shares	(152,129)	—	(152,129)
Other liabilities	894,594	—	894,594
Total	7,890,806	222,073	8,112,879

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

	2007
	Receivables, loans and liabilities at amortized cost	At fair value with gains and losses recognized in income (loss)	Total
Assets
Cash and cash equivalents	—	583,992	583,992
Cash investments	—	1,846,595	1,846,595
Trade accounts receivable	2,189,701	—	2,189,701
Loans and financing	7,973	—	7,973
Derivatives	—	6,218	6,218
Other assets	210,471	—	210,471
Total	2,408,145	2,436,805	4,844,950
Liabilities
Accounts payable and accrued expenses	1,627,888	—	1,627,888
Loans and financing	2,912,908	—	2,912,908
Debentures	1,088,956	—	1,088,956
Derivatives	—	406,514	406,514
Dividends/ interest on shareholders’ equity	846,169	—	846,169
Treasury shares	(154,692)	—	(154,692)
Other liabilities	338,140	—	338,140
Total	6,659,369	406,514	7,065,883

The Company had no financial instruments classified as held to maturity and available for sale at the balance sheet date.

c.	Capital Risk Management

The Company’s objective when managing capital is to safeguard its continuity, ensuring returns to shareholders and conformity to their strategy.

The risk of capital management arises from the Company’s strategy to use operating cash flows to finance a significant portion of its investments. Equity structure management is based on the annual budget approved by the Board of Directors, which establishes a net debt (loans and financing plus derivatives, less cash and cash equivalents and cash investments) to EBITDA ratio of less than one (1), which aims at ensuring a financing capacity to meet the high investments which characterize the Brazilian telecommunications industry. Additionally, the projects which require capital investments are approved by an investment committee under the EVA (Economic Value Added) methodology.

The Company can change the monitoring criteria, in accordance with economic and financial conditions, in order to optimize its financial leverage and debt management.

d.	Credit risk

Most of the services provided by the Company are linked to the Concession Agreement and a portion of these services is subject to determination of tariffs by the regulatory agency. The credit policy, in turn, as regards public telecommunications services, is subject to the legal standards established by the Concession Grantor. This risk arises from the possibility that the Company may incur losses resulting from difficulty in collecting amounts invoiced to its

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

customers. Default for the year was 2,10% (1,96% in 2007), considering the total losses on trade accounts receivable in relation to gross revenue. Consolidated default was 2,18% (2,18% in 2007). By means of internal controls, the Company permanently monitors the level of its accounts receivable, thus limiting the risk of default, and cuts off access to the service (outbound phone traffic) if the bill is overdue for more than thirty days. Exceptions are made for telephone services which should be maintained for national security or defense reasons.

The Company has co-billing operations related to long distance calls with the use of its CSP (Operator Selection Code) originated by subscribers of other fixed and mobile telephony operators. Co-billing receivables are invoiced and collected by these operators, based on the operational agreements entered into with the latter and according to the rules set forth by the Brazilian Telecommunications Agency (ANATEL). The blocking rules set forth by the regulatory agency are the same for the fixed and mobile telephony companies which are co-billing suppliers. The Company controls this type of receivables separately and maintains an allowance for potential losses, due to the risks of not receiving such amounts.

As regards mobile telephony, the credit risk in cell phones sales and services provided under the post-paid modality is minimized by a previous credit rating. Also regarding post-paid services, whose customer base at the end of the year represented 17,5% of the total portfolio (20,1% as of December 31, 2007), accounts receivable are also monitored in order to limit the default rate and service is blocked (outbound phone traffic) when the bill is overdue for over 15 days.

There are no credit risk concentrations at the balance sheet date.

e.	Exchange rate risk

The Company has loans and financing denominated in foreign currency. The risk associated with these liabilities is related to the possibility of fluctuations in exchange rates that could increase their balances. The loans subject to this risk represent approximately 16,7% (16,0% as of December 31, 2007) of the total loan and financing liabilities, less the foreign exchange hedging transactions contracted. In order to minimize this type of risk, the Company has been entering into foreign exchange hedging contracts with financial institutions. Of the debt portion in foreign currency, 60,5% (92,6% as of 12/31/07) is hedged by exchange rate swap and US dollar options, and foreign currency-denominated cash investments. The unrealized positive or adverse effects on hedging transactions, under exchange rate swaps and US dollar options, are recorded in the statement of income as earnings or losses, according to the status of each contract.

Exchange rate exposure at the balance sheet date, at carrying amount and fair value, was as follows:

	2007		2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Derivatives	6,218	6,218	29,179	29,179
Total	6,218	6,218	29,179	29,179
Current assets	—	—	29,179	29,179
Long-term assets	6,218	6,218	—	—

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

	2007		2008
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Liabilities
Loans and financing	622,114	655,533	779,932	763,571
Derivatives	406,514	406,514	222,073	222,073
Total	1,028,628	1,062,047	1,002,005	985,644
Current liabilities	215,787	213,528	230,773	230,150
Long-term liabilities	812,841	848,519	771,232	755,494

Derivatives

In accordance with investment policies approved by the Board of Directors in May 2007, the Company is allowed to enter into derivative transactions, without leverage, with prime financial institutions, in order to implement investment strategies and to hedge debts. The investment limits in derivative transactions cannot exceed 10% of the higher of Company’s total investments and total foreign-currency denominated debt exposed to exchange rate changes. Transactions of this type can only be entered into after being approved by management, in accordance with formally established procedures.

Internal controls are maintained to ensure timely monitoring of foreign exchange risks. Since the Company has derivative investments for debt hedge, the management and evaluation of the results from these transactions only consider the reduction or elimination of the effects of fluctuations in exchange rates on its debt.

The amounts of the derivatives are summarized as follows:

	Maturity	Notional amount		Fair Value		Accumulated effect – current period
						Amount receivable	Amount payable
		2007	2008	2007	2008	2008	2008
Swap contracts
Asset position
Foreign currency - yen (i)	Mar/09 to Mar/11	400,359	280,703	239,106	277,774	—	277,774
Liability position
Interest rate - Interbank Certificate of Deposit (CDI) (i)	Mar/09 to Mar/11	(400,359)	(280,703)	(636,936)	(499,428)	—	(499,428)
Net amount		—	—	(397,830)	(221,654)	—	(221,654)
Options contracts
Holder position - Call
Foreign currency - dollar (i)	Feb/09	US$80,000	US$80,000	6,218	29,179	29,179	—
Writer position - Put
Foreign currency - dollar (ii)	Feb/09	(US$64,000)	(US$64,000)	(8,684)	(419)	—	(419)

(i)	Yen to CDI Swap (Plain Vanilla)

In 2004, the Company entered into foreign exchange swap transactions (plain vanilla) in order to hedge cash flows related to its yen-denominated liabilities with final maturity in March 2011. Under these contracts, the Company has an asset position in yens, plus fixed interest rate, and a liability position tied to a percentage of a one-day interest rate (CDI), thus hedging against the foreign exchange fluctuation risk of the yen against the Brazilian real, which in effect represented a swap of yen cost of +1,92% per year with an average weighted rate of 95,91% at the balance sheet date. Such contracts were entered into with the following prime financial

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

institutions: Citibank N.A. – Brazilian branch, Citibank DTVM S.A., Banco Citibank S.A., Banco JP Morgan S.A. and Banco Santander Brasil S.A. These transactions were duly registered at the Clearinghouse for the Custody and Financial Settlement of Securities (CETIP S.A.) and there is no required guarantee margin on these contracts.

As the asset flows of swap contracts will be fully offset against the liability flows of the yen-denominated debt, the Company considers that the risk of being in default with a one-day interest rate (CDI) is an increase in the CDI.

(ii)	US Dollar Options

The Company contracted US dollar options to partially hedge cash flows from its foreign currency-denominated debts (Notes issued in February 2004). These transactions involve the purchase of call options fully financed by the sale of put options, and an identical exercise price for both transactions. Such contracts were entered into with the following prime financial institutions: Banco Santander Brasil S.A., Banco JP Morgan S.A., Banco Citibank S.A., HSBC Bank Brasil S.A. – Banco Múltiplo and Banco Alfa de Investimentos S.A. These transactions were duly registered at the Clearinghouse for the Custody and Financial Settlement of Securities (CETIP S.A.) and mature in February 2009. There is no required guarantee margin on these contracts.

As a result of its strategy for options transactions, the Company has a long position in US dollars at an average price of R$1,9925/ US$. The notional value is US$80.000 for call options and US$64.000 for put options.

Sensitivity Analysis of Exchange Rate Changes (unaudited)

At the balance sheet date, management estimated the probable scenario of depreciation of the Brazilian real against other currencies based on the closing dollar exchange rate (sell PTAX) and the quotation of the Commodities & Futures Exchange (BM&F) for the US dollar futures contract maturing in January 2010. The probable rate was then depreciated by 25% and 50%, serving as a parameter for the possible and remote scenarios, respectively.

Exchange Rate Scenarios
Probable scenario		Possible scenario		Remote scenario
Benchmark dollar rate	Depreciation	Benchmark dollar rate	Depreciation	Benchmark dollar rate	Depreciation
2,50	6,9%	3,12	33,6%	3,75	60,3%

As of December 31, 2008, the hypothetical depreciation of the real against other currencies would have the following impact:

Impacts on Exchange Rate Scenarios
Transaction	Risk	Scenario
		Probable	Possible	Remote
Cash and cash equivalents	Dollar depreciation	8,129	39,671	71,212
Cash investments	Dollar depreciation	—	—	—
Dollar-denominated debts	Dollar appreciation	(35,089)	(171,233)	(307,378)
Dollar options	Dollar depreciation	12,907	62,633	112,307
Net effect of depreciation of the real		(22,181)	(108,600)	(195,071)
Yen-denominated debts	Yen appreciation	(19,421)	(94,774)	(170,127)
Swaps (Asset Position - Yen)	Yen depreciation	19,130	93,356	167,582
Net effect of depreciation of the real		(291)	(1,418)	(2,545)
Debts denominated in a basket of currencies	Appreciation of the basket of currencies	(6,263)	(30,566)	(54,868)

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

f.	Interest rate risk

Assets

Cash equivalents and financial investments in local currency are kept in financial investment funds (FIFs) exclusively managed for the Company and investments in its own portfolio of private securities (floating rate bank certificates of deposit - CDBs) issued by prime financial institutions.

The Company has also granted a loan to the company that manufactures telephone directories, which earns interest based on the IGP-DI (General Price Index - Domestic Supply). The Company also has fixed income securities (CDBs) invested in Banco de Brasília S.A., related to the guarantee for the credit incentive granted by the government of the Federal District, under the “Program for Economic Sustainable Development in the Federal District” (PRO-DF), which earn interest from 94% to 97% of the SELIC interest rate.

The interest rate risk linked to such assets arises from the possibility of fluctuations in these rates.

These assets are presented in the balance sheet as follows:

	Carrying amount and fair value
	2007	2008
Assets
Cash equivalents	269,662	1,310,720
Cash investments	1,846,595	561,867
Loans and financing	7,973	6,868
Total	2,124,230	1,879,455
Current	2,118,054	1,874,345
Long-term	6,176	5,110

Liabilities

The Company has loans and financing in local currency subject to the following indexes: Long-term Interest Rate (TJLP), Monetary Unit of the National Bank for Economic and Social Development (UMBNDES), Interbank Certificate of Deposit (CDI) and General Price Index - Domestic Supply (IGP-DI), as well as financing in foreign currency subject to the YEN LIBOR and LIBOR indexes. It also has a CDI exposure arising from swap contracts, the purpose of which is to hedge its yen-denominated liabilities, as mentioned in note 34.e. There are no other derivative transactions to hedge the liabilities against the interest rate risk.

Furthermore, the Company issued public debentures, not convertible into or exchangeable for shares. These liabilities were contracted at an interest rate pegged to the CDI.

The risk inherent to these liabilities arises from the possibility of fluctuations in those rates. However, the Company continuously monitors the market rates to evaluate the possibility of entering into derivative contracts to hedge against the risk of fluctuations in these rates.

Sensitivity Analysis of Interest Rate Changes

The Company understands that the most significant risk related to interest rate changes arises from its liabilities subject to the CDI and TJLP. The risk is associated to an increase in those rates.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

At the balance sheet date, management estimated a probable scenario of changes in interbank deposit rates (DIs) based on underlying rates from the closing quotations of future DI contracts traded on the BM&F. As there is no benchmark market for the future TJLP rates, management estimated a probable TJLP scenario of 6,25% per year, i.e., the TJLP in effect at the balance sheet date. Such rates were increased by 25% and 50%, serving as a benchmark for the possible and remote scenarios, respectively. The table below summarizes the scenarios estimated by management:

Interest rate scenarios(1)	2009	2010	2011	2012	2013	2014	2015	2016	2017
Probable scenario
Interbank deposit rates (DIs) (p.a.)	12,16%	12,23%	12,48%	13,32%	12,61%	—	—	—	—
Long-term Interest Rate (TJLP) (p.a.)	6,25%	6,25%	6,25%	6,25%	6,25%	6,25%	6,25%	6,25%	6,25%
Possible scenario
DIs (p.a.)	15,20%	15,29%	15,60%	16,64%	15,76%	—	—	—	—
TJLP (p.a.)	7,81%	7,81%	7,81%	7,81%	7,81%	7,81%	7,81%	7,81%	7,81%
Remote scenario
DIs (p.a.)	18,24%	18,34%	18,72%	19,97%	18,92%	—	—	—	—
TJLP (p.a.)	9,38%	9,38%	9,38%	9,38%	9,38%	9,38%	9,38%	9,38%	9,38%

(1)	Rates per year in the reference period.

Based on the interest curves expected in each scenario, management estimated the future amounts of interest payments on its liabilities subject to the CDI and TJLP. The table below shows the nominal sum of the future interest payment flows in each year, as well as the difference between the interest paid in the possible and remote scenarios in comparison to the probable scenario, which represents the impact of the theoretical increase in the interest rates estimated in the possible and remote scenarios. It is worth mentioning this the sensitivity analysis considers payment flows on different future dates. Accordingly, the global sum of the amounts in each scenario is not equivalent to the fair value or present value of the liabilities. The fair value of these liabilities, should the Company’s credit risk remain unchanged, would not be impacted in the event of changes in interest rates, bearing in mind that the rates used to estimate future cash flows would be the same which adjust them to present value.

Impacts - Interest Rate Scenarios	2009	2010	2011	2012	2013	2014	2015	2016	2017
Probable scenario
Debt subject to CDI	133,458	131,613	113,952	72,766	23,460	—	—	—	—
Swap (only long position in CDI)	216,997	234,108	124,232	—	—	—	—	—	—
Debt subject to TJLP	254,882	184,201	129,250	89,684	49,651	15,199	7,993	4,530	1,097
Possible scenario
Debt subject to CDI	162,744	163,421	141,474	90,321	29,127	—	—	—	—
Impact vs Probable Scenario	29,286	31,809	27,522	17,556	5,667	—	—	—	—
Swap (only long position in CDI)	219,850	243,487	131,835	—	—	—	—	—	—
Impact vs Probable Scenario	2,853	9,379	7,602	—	—	—	—	—	—
Liabilities subject to TJLP	256,739	188,279	134,066	94,402	53,021	16,463	8,796	5,058	1,240
Impact vs Probable Scenario	1,857	4,078	4,816	4,718	3,370	1,264	803	527	143
Remote scenario
Debt subject to CDI	191,626	194,827	168,641	107,644	34,722	—	—	—	—
Impact vs Probable Scenario	58,167	63,214	54,689	34,878	11,262	—	—	—	—
Swap (only long position in CDI)	222,672	252,994	139,684	—	—	—	—	—	—
Impact vs Probable Scenario	5,675	18,886	15,452	—	—	—	—	—	—
Liabilities subject to TJLP	258,586	192,391	138,991	99,297	56,567	17,812	9,666	5,637	1,399
Impact vs Probable Scenario	3,704	8,190	9,741	9,613	6,916	2,613	1,673	1,107	302

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

g.	Risk of failure to tie loans and financing monetary adjustment indexes to accounts receivable

The loan and financing indexes contracted by the Company are not backed to the amounts of accounts receivable. Accordingly, there is a risk because the adjustments of telephone tariffs do not necessarily follow the increases in the interest rates which affect the Company’s debts.

h.	Risks Related to Investments

The Company has investments measured under the acquisition cost. The Company recognizes allowance for losses when the expected future cash flows from an investment create prospects of losses.

Investments measured at cost are immaterial in relation to total assets. The risks associated to them would not produce significant impacts for the Company in case of losses on these investments.

i.	Risks Related to Cash Equivalents and Cash Investments

Local currency cash equivalents and cash investments are kept in financial investment funds (FIFs) and investments in an own portfolio of private securities (floating-rate CDBs) issued by prime financial institutions. The FIF portfolios consist mainly of federal government securities (at floating rates) and CDBs issued by prime financial institutions (at floating rates). Funds may carry out non-leveraged derivative transactions to hedge their portfolios and comply with the goals established in their related investment policies. The exposure to market risks is monitored on a daily basis under the VaR (Value at Risk) methodology, which qualifies the loss risk on these investments. As for the amounts expressed in foreign currency, they are represented by overnight transactions, backed by securities issued by foreign financial institutions, with low credit risk.

Investments in CDBs and overnight transactions are subject to the credit risk of financial institutions and foreign currency-denominated investments are subject to exchange rate risk.

The balances of cash equivalents and cash investments are presented in notes 11 and 12, respectively.

j.	Liquidity Risk

The cash flows from operations and third-party financing are used by the Company to defray capital expenses on the expansion and modernization of the network, payment of dividends, prepayment of debts and investments in new businesses.

k.	Risk of Early Maturity of Loans and Financing

The obligations derived from financing, mentioned in note 25, related to BNDES agreements, public debentures and mainly to debts with financial institutions, have covenants that prescribe the accelerated maturity of obligations in cases where certain levels are not met for certain indicators, such as interest coverage indexes and leverage level (financial covenants), as well as in the event of a change in the Company’s shareholding control.

As regards the financing agreements with the BNDES, the Company must comply with a set of financial ratios and in the event of noncompliance with some of these ratios, the Bank is allowed to request the temporary blocking of values deposited in the collection accounts backed to the agreements.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

All indicators set forth in agreements are being complied with and thus no sanctions or penalties set forth in the agreement provisions entered into are being enforced upon the Company.

l.	Risks Related to Contingencies

Contingencies are assessed according to probable, possible or remote loss risk. The contingencies for which an unfavorable outcome is regarded as probable are recorded in liabilities. Details on these risks are presented in note 28.

m.	Regulatory risk

Regulatory risks are related to the STFC activity, which is the most important sector in which the Company operates.

Concession Agreements

The Company has entered into local and domestic long distance concession agreements with ANATEL, effective from January 1, 2006 to December 31, 2025. These agreements, which provide for revisions on a five-year basis, in general have a higher degree of intervention on management of the businesses and several provisions defending the consumer’s interests, as understood by the regulatory agency. The main highlights are:

(i)	The public concession fee is defined as 2% of income net of taxes, calculated every two years, starting 2006, and the first payment was made on April 30, 2007. This will occur successively until termination of the concession. This calculation method, as regards its accrual, corresponds to 1% for each fiscal year;

(ii)	The definition of new universal service goals, particularly the mandatory offer of the AICE (Special Class Individual Access), and the installation of network infrastructure for connection to high-capacity access networks;

(iii)	The Regulatory Agency can impose alternative mandatory offer plans;

(iv)	Introduction of the Regulatory Agency’s right to intervene in and change the concessionaire’s agreements with third parties;

(v)	Classification of the parent company’s, subsidiary’s, associate’s and third parties’ assets, indispensable for the concession, as returnable assets; and

(vi)	Establishment of a users’ council in each concession.

Interconnection tariffs are defined as a percentage of the public local and domestic long distance tariff until the effective implementation of a cost model by service/modality, which is scheduled for 2009, pursuant to the models defined by the Separation and Accounting Allocation Regulations (Resolution 396/05).

Approval of the New General Granting Plan

ANATEL published, on June 17, 2008, Public Consultation 23, addressing the Proposal for Revision of the General Granting Plan (“PGO”) of Services Provided under Public Concession. Society in general could express its views on the proposal up to August 1, 2008, the date on which the deadline for submitting said public consultation expired.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

On October 16, 2008, ANATEL’s Executive Board approved the final wording of the new General Granting Plan (“PGO”), which adopted the following main action lines:

(i)	Maintenance of the current PGO’s regions;

(ii)	Elimination of the operating restrictions on groups with concessionaries in more than one region of the PGO;

(iii)	Restriction to holding more than one concession of the same STFC type in the same Region of the PGO or in a portion of it by the same Group;

(iv)	Obligation that groups controlling concessions in more than one region operate in the other regions of the PGO, in the manner prescribed by the General Plan for Competition Targets (PGMC), and comply with other rules established by ANATEL, in order to ensure competition, prevent economic concentration and safeguard the performance of the concession agreements; and

(v)	Maintenance of the regional contiguity concept.

The General Plan for Telecommunications Regulation Updates (PGR) was also approved, establishing regulatory targets for increasing competition.

The Proposal for the Revision of the PGO was approved by ANATEL’s Executive Board and submitted to the Ministry of Communications (“MC”). The Ministry of Communications, in turn, after analyzing the content of the proposal, submitted it to the Civil Office in the form of a decree, which was approved by the president and subsequently enacted as Decree 6654, of November 20, 2008, published in the Federal Official Gazette on November 21, 2008.

Upon enactment of Decree 6654, which approved the new General Granting Plan (“PGO”), the acquisition of the control of a concessionaire engaged in the provision of switched telephony services by another concessionaire engaged in the same type of service, but operating in a different Region, is now permitted, but subject to prior approval by ANATEL.

On December 19, 2008, Act 7828 was issued by ANATEL, whereby the Executive Board granted prior approval for the subsequent corporate acts regarding the merger of the companies or the merger of the shares of the companies Invitel S.A., Solpart Participações S.A. and Brasil Telecom Participações S.A. into Telemar Norte Leste S.A. As disclosed by Telemar Norte Leste S.A. in a material event notice dated April 25, 2008, this corporate restructuring will comprise, among other acts, the downstream merger of BrT Part into the Company, pursuant to article 230 of the Brazilian Corporate Law, followed by the merger of shares of the Company, pursuant to article 252 of said law, into a subsidiary of Telemar, and its subsequent merger, pursuant to article 230, into Telemar. As part of said Law, Telemar and the providers of public utility telecommunications services included in its corporate group, as approved by this Law, should fully comply with the regulations established by ANATEL, under the terms and conditions provided for by the appendix to the Law. Among these regulations, the following are to be highlighted:

•

To increase, by 2010, the number of municipalities connected to the telecommunications infrastructure by optical fiber cables in Regions I and II of the General Concession Plan (“PGO”), by 100 municipalities, in addition to the municipalities connected on October 31, 2008, as well as to connect, by December 31, 2015, another 200 municipalities, fulfilling an average inclusion target of 40 municipalities per year.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

•

To commercially offer broadband Internet access in all the municipalities of Regions I and II of the PGO which start to rely on the backhaul facility, in compliance with Decree 6424, of April 7, 2008, providing a minimum transmission speed of 150 kbps.

•

To implement and make available switched Internet access, under the local STFC modality, in 56% of the 2995 municipalities of Region I of the PGO, in compliance with certain terms and conditions, by December 31, 2011.

•	To offer in Region II of the PGA-SMP the same conditions which are currently offered in Region I of PGA-SMP, by December 31, 2009.

•

To make, within the next ten years, investments in Research and Development (R&D) – at annual amounts corresponding to up to 100% of the total transferred to the Fund for Technical Development of Brazilian Telecommunications (FUNTTEL), complying with a minimum limit of 50%, and the remaining 50% is conditioned upon proportional release by the government.

•

To maintain or reduce the service percentage through Special Industrial Exploitation of Dedicated Lines (EILD) in relation to the total EILD requests in Region II, presented by Brasil Telecom S.A., prior to the performance of said transaction.

•

To maintain the consolidated number of jobs in the Company and its subsidiaries, including Brasil Telecom S.A. and its subsidiaries, until at least April 25, 2011, using as reference the number of jobs existing in said companies on February 1, 2008.

•

To conclude, within a maximum term of 12 months, in association with ANATEL, actions aimed at resolving the administrative proceedings of noncompliance with obligations relating to the standardization and quality of the services in progress at the Agency, in order to better serve the consumer.

The step subsequent to the Prior Approval is the filing of the proceeding by ANATEL with the Economic Defense Council (CADE) for analysis.

35.	Subsequent events

a)	Change in the Company’s Shareholding Control

On January 8, 2009, Telemar Norte Leste S.A. (“TMAR”) acquired, through its indirect subsidiary Copart 1 Participações S.A. (“Copart 1”), the shareholding control of BrT Part and the Company. After the acquisition, TMAR became the holder of 61.2% of the voting capital of BrT Part. The acquisition was disclosed through a Material Event Notice issued by the companies on the same date of the transaction, whose content is fully transcribed in this note.

The Agreement for Purchase of the Company’s Shares (the “Agreement”), entered into on April 25, 2008, was disclosed through a Material Event Notice of the companies issued on the same date, and supplemental material event notices were issued on events or facts inherent to the Agreement. All material event notices are available for consultation at the Website www.brasiltelecom.com.br/ri.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

The transfer of the shareholding control of Brasil Telecom to TMAR consisted of the acquisition of 100% of the shares of Invitel S.A., holder of 99,99% of SOLPART’s shares, which, in turn, holds 51,41% of the voting capital of BrT Part.

The acquisition of the shareholding control of Brasil Telecom by TMAR was carried out with the Prior Approval of ANATEL, granted through Law 7828, issued on December 19, 2008, through which ANATEL’s Executive Board also approved the subsequent corporate acts referring to the merger of the companies or of the shares of the companies Invitel S.A., Solpart Participações S.A. and Brasil Telecom Participações S.A. into Telemar Norte Leste S.A.

The change in the shareholding control of BrT Part, and, consequently, in the Company’s, has the following impacts:

i)	Stock Option Plan

The stock option grant programs linked to the plan approved on November 6, 2007 (note 29.b) had provisions that established the accelerated maturity of the options in the event of a change in the Company’s direct or indirect shareholding control. Upon the change in shareholding control, on January 8, 2009, the stock options of said programs were fully exercised. Program 1, totaling 2.817.324 UPs was settled for a total amount of R$17.855. Program 2, referring to the grant on 07/01/08, comprising 701.601 UPs, was settled for a total amount of R$4.446.

Under Program 2, 646.585 UPs were exercised, referring to the grant on 07/01/07, settled as follows: (i) delivery of preferred shares held in treasury by the Company, at a total exercise price of R$2.386 and acquisition cost of R$2.979; and (ii) delivery of common and preferred shares of the Parent Company, at a total exercise price of R$13.733 and fair value of R$17.108, plus R$130.

ii)	Loans and Financing

The contractual obligations with financing creditors, relating to the agreements entered into with the BNDES and the swap contracts with Citibank have provisions that establish the accelerated maturity of these obligations in the event of a change in the Company’s shareholding control. After obtaining waivers from the creditors, these agreements were amended and the maturities originally established were maintained.

iii)	Debentures

As a result of the transfer of the shareholding control of the Company and BrT Part to TMAR (through its indirect subsidiary Copart 1), pursuant to the decisions of the General Debenture holders’ Meeting of the 5th Issue of Brasil Telecom S.A. (“AGD”, “Issue” and “Issuer”) held on December 17, 2008 and the Board of Directors’ Meeting of Brasil Telecom S.A. held on January 26, 2009, Brasil Telecom S.A. informed the debenture holders, through a notice issued on January 28, 2009 (“Notice to Debenture holders”) that it had decided to change the debentures’ yield from “104% of the Interbank Deposit Rate (DI Rate)” to the “DI Rate plus a spread of 3,5% per year”, and to purchase the debentures held by the debenture holders who disagreed with such decision.

The debenture holders had a five-business day term, ending February 4, 2009, to express their wish to redeem the debentures, but no such requests were made.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

b)	Private Debentures Issued by Telemar Norte Leste S.A. - TMAR

Subscription by the Company

On February 17, 2009, the Company subscribed to 11,648 nonconvertible debentures issued by the indirect controller, TMAR, for the nominal unit value of R$ 103, totaling R$ 1,200,000. The debentures are for a five-year term, maturing on December 11, 2013, and are remunerated at the Interbank Rate (DI) plus spread of 4.0% p.a., payable on the maturity date.

Subscription by Brasil Telecom Celular S.A.

On March 12, 2009, Brasil Telecom Celular S.A. subscribed to 2,885 nonconvertible debentures issued by TMAR, for the nominal unit value of R$ 104, totaling R$ 300,000. The debentures are for a five year term, maturing on December 11, 2013, and are remunerated at the Interbank Rate (DI) plus spread of 4.0% p.a., payable on the maturity date.

c)	Material Event Notice

Below is the material event notice disclosed after the balance sheet date regarding the change in the Company’s shareholding control:

Material Event Notice dated January 8, 2009

MATERIAL EVENT

In compliance with the provisions of CVM Resolution 358/02 and following Material Event Notices and Market Releases disclosed by Tele Norte Leste Participações S.A. (“TNL”) and Telemar Norte Leste S.A. (“TMAR”) on April 25, 2008, November 21, 2008, December 19, 2008 and December 22, 2008, we hereby inform our shareholders, the Brazilian Securities Commission (CVM) and the market that, as of the date hereof, pursuant to the Share Purchase Agreement entered into on April 25, 2008 (the “Agreement”), TMAR, through its indirect subsidiary Copart 1 Participações S.A. (“Copart 1”), acquired as of the date hereof, the shareholding control of Brasil Telecom Participações S.A. (“BrT Part”) and Brasil Telecom S.A. (“BrT”).

I - THE ACQUISITION:

As a result of said acquisition, TMAR became the indirect holder, as of the date hereof, of 81.092.986 common shares issued by BrT Part, representing 61,2% of the voting capital of BrT Part, by means of the payment of an aggregate amount of R$5.371.098.527,04 (five billion, three hundred seventy-one million, ninety-eight thousand, five hundred twenty-seven reais and four centavos), which is equivalent to a price of R$77,04 (seventy-seven reais and four centavos) per common share of BrT Part.

The amount paid is equivalent to (i) the price agreed pursuant to the Agreement of R$5.863.495.791,40 (five billion, eight hundred sixty-three million, four hundred ninety-five thousand, seven hundred ninety-one reais and forty centavos); (ii) adjusted by the fluctuation in the average daily rate of the Interbank Certificate of Deposit (CDI); (iii) less Invitel S.A.’s net debt of R$998.053.465,69 (nine hundred ninety-eight million, fifty-three thousand, four hundred sixty-five reais and sixty-nine centavos); and (iv) further adjusted by deducting the dividends and/or interest on shareholders’equity declared between January 1, 2008 and the Closing Date.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

II – MANDATORY TENDER OFFERS - ARTICLE 254-A

Pursuant to CVM Resolution 361/02, within 30 days from the date hereof, TMAR will file with the CVM, directly or through its subsidiary, the requests for Registration of a Public Offer for purchasing the Voting Shares held by the minority shareholders of BrT Part and BrT, in order to ensure a minimum price equivalent to 80% of the price paid for each control share, as prescribed by article 254-A of Law 6404/76 (“Mandatory Tender Offers”), reduced by the amount of any future dividends, interest on capital, or capital reduction that may be approved prior to the settlement of the Mandatory Tender Offer.

Mandatory Tender Offers must be previously registered with the CVM and disclosed through a tender notice with at least 30 days’ prior notice.

III – CORPORATE RESTRUCTURING:

After the Mandatory Tender Offers have been concluded, we intend to conduct a corporate restructuring of the companies involved in the transaction (the “Corporate Restructuring”), under the terms and conditions previously disclosed in the Material Event Notice dated April 25, 2008, for the purpose of simplifying our corporate structure, so that, after the Mandatory Tender Offers, the shareholders of BrT Part and BrT will receive shares of TMAR to replace the shares held by them, which we believe will significantly increase the liquidity of their shares on the Stock Exchanges, thereby benefiting the shareholders of the companies involved.

IV – SUPPLEMENTAL INFORMATION:

(i) The abovementioned transactions are subject to approval by, presentation to, or registration with certain regulatory agencies and will be submitted or communicated, as required, to the Brazilian National Telecommunications Agency (ANATEL); the Brazilian Securities Commission (CVM); the Economic Defense Council (CADE), the São Paulo Stock Exchange (BOVESPA); the U.S. Securities and Exchange Commission and the New York Stock Exchange (NYSE).

(ii) Additionally, as previously disclosed in the Material Event Notice dated April 25, 2008: (a) TMAR intends to create one, or more than one, American Depositary Receipt (“ADR”) program for its shares, in order to make it possible for the current holders of ADRs of BrT and BrT Part to trade their ADRs on the NYSE; (b) TMAR intends to file for their listing on the NYSE; and (c) the Corporate Restructuring will be submitted to certain creditors for analysis, despite not being contingent on their approval. The acquisition of BrT and its subsequent merger into TMAR’s operations will give rise to a telecommunications company fully held by Brazilian shareholders which operates nationwide and has the managerial, operating and financial capacity to expand its operations in Brazil and abroad.

Rio de Janeiro, January 8, 2009

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

TELEMAR NORTE LESTE S.A.

COARI PARTICIPAÇÕES S.A.

BRASIL TELECOM PARTICIPAÇÕES S.A.

BRASIL TELECOM S.A.

INVITEL S.A.

Alex Waldemar Zornig

Investor Relations Officer”

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

d)	Provision for Contingencies

i)	Civil Contingencies:

As mentioned in Note 28, the Company is involved in certain lawsuits involving claims regarding Financial Interest Agreements with the former CRT in which, as a result of court decisions, including decisions of the Superior Court of Justice, which occurred during 2009, the Company changed its estimate regarding the risk of these lawsuits from possible to probable and recorded additional provisions amounting to R$1,153 million (R$761 million net of taxes) in May 2009.

ii)	Labor Contingencies:

After the acquisition of control of the Company by Telemar on January 8, 2009, the Company changed its criteria for estimating probable losses on labor contingencies in order to align these policies with those of Telemar, taking into account the merits debated in judicial proceedings. As a result of this change, the Company increased the provision for labor proceedings in the second quarter of 2009 by R$325 million (R$215 million net of taxes).

iii)	Tax Contingencies:

ICMS – After the acquisition of control of the Company by Telemar in January 2009, the Company re-evaluated certain tax assessments challenging the amount of tax credits recorded to offset the amounts of ICMS owed, in order to align the procedures for recognizing ICMS credits with those of Telemar. Based on this evaluation, the Company decided no longer offset such tax credits with the amounts payable during the fiscal year ending December 31, 2009. Based on the assessment of Management and the Company’s external legal counsel, this change in procedure resulted in a change in estimate of the risk of loss in connection with certain ICMS tax assessments from possible to probable. This change in the estimate resulted in an increase in the provisions for tax contingencies by approximately R$387 million (R$255 million net of taxes) in the first quarter of 2009.

e)	Covenants

Certain of our debt instruments require us to comply with financial covenants.

As a result of the adjustments to provisions for contingencies described in item (d) above, the Company expects that it will not comply with certain covenants set forth in its debt instruments with BNDES, JBIC and Debentures as of June 30, 2009. As of December 31, 2008, the aggregate principal amount outstanding under these debt instruments were R$2,655 million, R$282 million and R$1,092 million, respectively.

Under each of these debt instruments, the creditor has the right to accelerate the debt if, at the end of any fiscal quarter, we are not in compliance with the covenants containing these ratios.

The Company is currently seeking waivers in respect of the anticipated breach of these covenants from BNDES, JBIC and the Debentures.

Acceleration of any of these debt instruments may result in acceleration of our obligations under certain other debt agreements pursuant to cross-default clauses contained in the other debt agreements. Among these other debt agreements, the most significant is the indenture governing our Senior Notes. As of December 31, 2008, the aggregate principal amount outstanding under our Senior Notes was R$486 million.

The total amount of debt as of December 31, 2008 that would have been reclassified to current liabilities in the event that the Company was in default as of December 31, 2008 amounted to R$4,125 million.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

36.	Summary of the differences between Brazilian Corporate Law and US GAAP

The consolidated financial statements of the Company have been prepared in accordance with Brazilian Corporate Law, which differs in certain significant respects from US GAAP.

The set of practices and standards that governs accounting records and financial statement preparation in accordance with Brazilian Corporate Law changed as from the fiscal year ended December 31, 2007 (see note 2.a). As a result of these changes, the Company restated its financial statement for the years ended December 31, 2006 and 2007 (see note 2.f).

The reconciliation of net income and shareholders’ equity under Brazilian Corporate Law to US GAAP for the years ended on December 31, 2006 and 2007 were restated to reflect the changes made under Brazilian Corporate Law.

Subsequent to the issuance of the Company’s financial statements for the year ended December 31, 2007, the Company´s management identified certain errors relating to the U.S. GAAP adjustments for capitalized interest and the depreciation of the step-up in basis of companies under common control. The Company restated the presentation of the reconciliations of differences between Brazilian accounting practices and US GAAP of shareholders’ equity as of December 31, 2007 and net income for the two years period then ended (see Note 36.n.).

The following is a summary of the significant policies and adjustments to net income and shareholders’ equity required when reconciling such amounts recorded in the consolidated financial statements to the corresponding amounts in accordance with US GAAP, considering the significant differences between Brazilian Corporate Law and US GAAP:

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

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

The effects of these different criteria for capitalizing and amortizing capitalized interest are as follows:

	Year ended December 31,
	2006	2007	2008
	(as restated)	(as restated)
Capitalized Interest difference
US GAAP Capitalized Interest:
Interest capitalized under US GAAP	40,207	29,017	61,323
Accumulated capitalized interest on disposals	(13,813)	(14,340)	(12,487)

	26,394	14,677	48,836

Less Brazilian Corporate Law Capitalized Interest:
Interest capitalized under Brazilian Corporate Law	(237)	(21,736)	(39,354)
Accumulated capitalized interest on disposals	18,645	18,910	16,348

Total capitalized interest under Brazilian Corporate Law	18,408	(2,826)	(23,006)

US GAAP Difference	44,802	11,851	25,830

Amortization of capitalized interest difference
Amortization under Brazilian Corporate Law	108,539	63,894	68,257
Less: Amortization under US GAAP	(147,397)	(152,342)	(158,794)
Accumulated amortization on disposals	(3,744)	(3,779)	(2,892)

US GAAP Difference	(42,602)	(92,227)	(93,429)

In preparing the reconciliation of financial statements to US GAAP prior to fiscal year ended December 31, 2006, the Company reconciled the amortization of capitalized interest using a global average depreciation rate calculated by dividing depreciation expense under Brazilian Corporate Law by the gross balance of fixed assets at the end of the relevant fiscal year under Brazilian Corporate Law. The Company applied this global average depreciation rate to the difference between the basis of the assets included in property, plant and equipment account as determined under Brazilian Corporate Law and as determined under US GAAP to calculate the reconciling adjustment. Because the Company did not exclude the effects of additions, disposals and fully depreciated assets in the calculation of the global average depreciation rate, this methodology produced errors in the calculation of the reconciling adjustment. As results of these adjustments the figures for the years ended December 31, 2006 and 2007 were restated (see note 38).

b.	Dividends and interest on shareholders’ equity

Although under Brazilian Corporate Law proposed dividends require approval at a shareholders’ meeting, under Brazilian Corporate Law they are accounted for in the consolidated financial statements in anticipation of their approval by the shareholders’ meeting. Distributions characterized as interest on shareholders’ equity as well as minimum compulsory dividends are accrued for under both Brazilian Corporate Law and US GAAP. Any excess of proposed dividends over either the minimum compulsory dividend or distributions characterized as interest on shareholders’ equity would not be accounted for under US GAAP, if such proposed dividends are subject to approval at the annual Shareholders’ Meeting. In 2007 the proposed dividends in excess of the minimum compulsory dividends was reversed in the reconciliation of shareholders’ equity to US GAAP. In 2008 the proposed dividends did not exceed minimum compulsory dividends.

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

On December 31, 2006, the Company adopted SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132R (“SFAS 158”). This statement requires an employer to recognize the over- or under-funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. The net effect of the adoption of SFAS No. 158 on accumulated other comprehensive income was R$148,404 as of December 31, 2006, net of taxes (see Note 37.a).

Additionally, as required by SFAS No. 158, all plan assets and benefit obligations are measured as of December 31, 2008.

d.	Earnings per share

Under Brazilian Corporate Law, net income per share is calculated based on the number of shares outstanding at the balance sheet date. Each American Depositary Share (“ADS”) is equivalent to 3 shares (3,000 in 2006).

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

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

The weighted-average number of common shares used in computing basic earnings per share for the year ended December 31, 2008 was 249,597,049 (249,597,049 in 2007 and 2006). The weighted-average number of preferred shares used in computing basic earnings per share for the year ended December 31, 2008 was 297,806,714 (297,675,140 in 2007 and 294,848,494 in 2006). The weighted-average number of common share and preferred share for 2006 was restated to conform with current presentation and to reflect the change in capital structure related to reverse split of shares occurred in 2007 (See Note 30.a). The Company has received certain contributions from customers or customers have independently paid suppliers of telecommunication equipment and services for the installation of fixed line services. These amounts are reflected as “funds for capitalization” within other non-current liabilities in the accompanying balance sheets. Once the installation is essentially complete and the contributions have been received, the funds will be converted into equity (see Note 30). These shares are treated as outstanding and included in the basic EPS calculation only when such funds are converted to equity and the shares issued. These shares are treated as outstanding for diluted EPS purposes when expansion plan contributions are received or when Community Expansion Plan agreements have been approved. Additionally, the 1,495,785 (256,855 thousand in 2007) preferred stock options granted under the stock option program approved on April 28, 2000 and November 6, 2007 for officers and employees mentioned in Note 29.b were considered in the calculation of the diluted earnings per share. The stock options granted under the program approved on November 6, 2007 was not computed in the calculation of diluted earning per share for 2007 since this program was considered antidilutive, since the settlement of the options would occur through treasury shares with grant of repurchase of the shares. On July 15, 2008 a modification in the plan eliminated the obligation to repurchase the shares.

If the Company is able to pay dividends in excess of the minimum requirement for preferred shareholders and the remainder of the net income is sufficient to provide equal dividends to both common and preferred shareholders, then the basic and the diluted earnings per share will be the same for both common and preferred shareholders.

The Company’s preferred shares are non-voting except under certain limited circumstances and are entitled to a preferential non-cumulative dividend and to priority over the common shares in the event of its liquidation. In 2006, 2007 and 2008, the amount of dividends paid to the preferred shareholders exceeded the minimum guaranteed dividends, and was equal to the amount per share paid to the common shareholders.

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

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Deferred tax assets on tax losses in the amount of R$131,008 (R$137,066 in 2007) were not recognized as of December 31, 2008 (that means, for US GAAP purposes, a valuation allowance has been recorded in the same amount), due to the lack of fulfillment of the minimum requirements regarding historical and forecasted taxable income for direct/indirect subsidiaries.

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

h.	Valuation of long-lived assets

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

Brazilian Corporate Law requires an assessment which is performed annually or whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable (see note 3.j). For all periods presented, no impairment losses were recognized under Brazilian Corporate Law and US GAAP.

i.	Stock options

Under US GAAP, the Company accounts for stock options in accordance with SFAS 123(R), “Accounting for Stock-Based Compensation”, which establishes a fair-value method of accounting for employee stock options or similar equity instruments. For US GAAP, the Black & Scholes option-pricing model was used to estimate the grant date fair value of its options granted.

The fair value of options is recognized over the expected vesting term of the option for US GAAP purposes, which is four years. An amount of R$9,696 was recognized for US GAAP purposes as stock option compensation expense in 2008(expenses of R$7,881 and R$100 in 2007 and 2006, respectively). In accordance with SFAS No. 123 (R) “Accounting for Stock-based Compensation”, since the options are adjusted for the Brazilian consumer price index, the Company accounts for its stock option plan by accruing a liability at fair value relating to the options issued under the plan at each period end. The cumulative effect of the adoption of SFAS No. 123 (R) at January 1, 2006 amounting to R$481 is reflected separately in the “Shareholders’ equity reconciliation” for the year ended December 2006. Under US GAAP the company opted to account for stock options using a straight-line basis over the life of the entire award.

Under Brazilian Corporate Law, the requirement to account for stock options at fair value (see note 3.u.(ii)) results in the stock option compensation expense amounting to R$17,410 in 2008 (expenses of R$13,258 and R$136 in 2007 and 2006, respectively). According to Brazilian Corporate Law each installment of a graded vesting award is treated as a separate grant, using a separate value for each installment, and equity settled award are classified as equity awards even if there is variability in the number of shares due to a fixed monetary value to be achieved.

See detailed disclosure relating to the options in Note 37.b.

j.	Revenue recognition

i)	Activation and installation fees

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

k.	Goodwill & other intangible assets and business combination

Goodwill & other intangible assets

Until December 31, 2008 under Brazilian Corporate Law goodwill represents the difference between historical book value of the assets acquired and liabilities assumed and the purchase price, and it is amortized over the estimated period over which the Company expects to benefit from the goodwill. This period is determined based on the reasons attributed by management for the payment of goodwill. A test for impairment is made at least annually or if there is an indication that the unit in which the goodwill was allocated may be impaired.

Under US GAAP, goodwill represents the excess of cost over the fair value of net assets of businesses acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of SFAS 142 – Goodwill and Other Intangible Assets. SFAS 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS 142.

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

Under Brazilian Corporate Law, goodwill amortization is classified in operating expenses. Under US GAAP, goodwill amortization was classified in operating expenses until December 31, 2001.

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

In preparing the reconciliation of the financial statements to U.S. GAAP prior to fiscal year ended December 31, 2006, the Company reconciled the depreciation of fair value using a global average amortization rate calculated by dividing amortization expense under Brazilian Corporate Law by the gross balance of goodwill at the end of the relevant fiscal year under Brazilian Corporate Law. The Company applied this global average depreciation rate to the difference between the fixed assets recognized under Brazilian Corporate Law and as determined under U.S. GAAP to calculate the reconciling adjustment. Because the Company did not exclude the effects of additions, disposals and fully depreciated assets in the calculation of the global average depreciation rate, this methodology produced errors in the calculation of the reconciling adjustment. As results of these adjustments the reconciliation items for the years ended December 31, 2006 and 2007 were restated (see note 38).

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

Below are the changes in the carrying amount of goodwill under US GAAP by reportable segment:

	Fixed Telephony and data transmission	Internet	Total
Balance as of December 31, 2006, 2007 and 2008	1,267,264	275,285	1,542,549

The segments are tested for impairment in accordance to the SFAS 142 and the Company did not record any impairment losses for the periods presented.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Intangible assets by segment

The amount of intangible assets subject to amortization is as follows (also see Note 19 for disclosures on the Company’s other intangible assets):

	As of December 31, 2008
Amortized intangible assets	Gross Carrying Amount	Accumulated Amortization	Net book value
Fixed Telephony and data transmission	44,417	(40,585)	3,832
Customer List	25,607	(21,884)	3,723
Order Backlog List	18,810	(18,701)	109
Internet	5,983	(5,968)	14
Customer List	5,983	(5,968)	14

Total	50,400	(46,553)	3,846

	As of December 31, 2007
Amortized intangible assets	Gross Carrying Amount	Accumulated Amortization	Net book value
Fixed Telephony and data transmission	44,417	(37,627)	6,790
Customer List	25,607	(19,019)	6,588
Order Backlog List	18,810	(18,608)	202
Internet	17,555	(17,507)	48
Customer List	17,555	(17,507)	48

Total	61,972	(55,134)	6,838

For the year ended on December 31, 2006, 2007 and 2008 the aggregated amortizations expenses were:

	Fixed Telephony and data transmission	Internet
2006	8,444	1,197
2007	4,945	140
2008	2,958	34

The expected future annual amortization for these intangible assets as of December 31, 2008 is as follows:

Estimated Amortization Expense	Fixed Telephony and data transmition	Internet
2009	1,690	10
2010	968	3
2011	504	1
2012	286	—
2013	165	—

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

The amount of intangible assets that are not subject to amortization, but are annually tested by impairment, under US GAAP, is as follows:

	As of December 31, 2007	As of December 31, 2008
Internet
Trademark	113,967	113,967

l.	Asset retirement obligations

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

The reconciliation of the provision for asset retirement obligations is as follows:

	2006	2007	2008
Balance - Beginning of year	1,859	6,757	13,925
Accretion expense	4,898	7,168	4,491

Balance - End of year	6,757	13,925	18,416

Additionally, the depreciation of the asset retirement obligation recognized in 2006, 2007 and 2008 composed the reconciliation of net income (loss) in the amount of R$2,503, R$5,250 and R$2,571, respectively.

m.	Comprehensive income

Under US GAAP, SFAS No. 130, “Reporting Comprehensive Income”, requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and “Other comprehensive income”, which include charges or credits directly to equity that are not the result of transactions with shareholders. The Company’s accumulated comprehensive income at December 31, 2008 and 2007 relates to the adoption of SFAS No. 158.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

n.	Restatement of Previously Issued Financial Statements

Subsequent to the issuance of the Company’s financial statements for the year ended December 31, 2007, the Company’s management identified certain errors relating to the U.S. GAAP adjustments for capitalized interest and the depreciation of the step-up in basis of companies under common control that are included in the reconciliation of shareholders’ equity and net income between Brazilian Corporate Law and U.S. GAAP as of December 31, 2007 and for the two years in the period then ended. These errors relate to the calculations used to determine the U.S. GAAP adjustments relating to (i) capitalized interest and (ii) the step-up in the basis of the fixed assets of certain entities under common control that were contributed to the Company, as described in Notes 36.a. and 36.k.(vi), respectively. The errors related to the U.S. GAAP adjustment for capitalized interest arose from miscalculations of (i) the rates used to depreciate capitalized interest and (ii) the inclusion of fully depreciated assets in the calculation. This resulted in a restatement to the components of the calculation for this difference included in Note 36.a. While the Brazilian Corporate Law numbers in this table have been restated, the financial statements prepared under Brazilian Corporate Law were not impacted as these amounts are estimates used solely for the purpose of the U.S. GAAP adjustment. The error relating to the U.S. GAAP adjustment for the step-up in basis of fixed assets arose from an error in the calculation of the rates used to calculate the depreciation for this item. As a result, the related adjustments in the reconciliation of shareholders’ equity and net income have been restated from the amounts previously reported. Following are the related impacts:

(i)	Net Income Reconciliation

The tables below set forth the items included in the “Net income reconciliation of the differences between Brazilian Corporate Law and U.S. GAAP” that are being restated:

	Year ended December 31,
	2006	2006	2007	2007
	(as previously reported)	(as restated)	(as previously reported)	(as restated)
Different criteria for:
Capitalized interest	43,879	44,802	11,967	11,851
Amortization of capitalized interest	67,018	(42,602)	(231,010)	(92,227)
Depreciation of Step-up in basis of companies under common control	(39,698)	(38,327)	(52,214)	(38,327)
Deferred tax effect on adjustments	(69,269)	(28,415)	56,209	10,680
US GAAP net income	687,299	616,463	766,874	867,561
Earnings per share - basic	1.26	1.13	1.40	1.59
Earnings per share - diluted	1.26	1.13	1.40	1.59

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

(ii)	Shareholder’s Equity Reconciliation

The tables below set forth the items included in the “Shareholders’ equity reconciliation of the differences between Brazilian Corporate Law and U.S. GAAP as of December 31, 2007” that are being restated:

	At December 31,
	2007	2007
	(as previously reported)	(as restated)
Add/(deduct):
Different criteria for:
Capitalized interest	(554,773)	(540,888)
Amortization of capitalized interest	803,542	774,399
Step-up in basis of companies under common control, net of amortization until 2001 and depreciation	198,430	198,428
Deferred tax effect on adjustments	(386,184)	(412,324)
Total shareholders’ equity under US GAAP	7,339,361	7,329,289

The tables below represent the items included in the table in note 36(a) that are being restated:

	Year ended December 31,
	2006	2006	2007	2007
	(as previously reported)	(as restated)	(as previously reported)	(as restated)
Capitalized Interest difference
US GAAP Capitalized Interest:
Interest capitalized under US GAAP	40,207	40,207	29,017	29,017
Accumulated capitalized interest on disposals	(11,051)	(13,813)	(14,512)	(14,340)

	29,156	26,394	14,505	14,677

Less Brazilian Corporate Law Capitalized Interest:
Interest capitalized under Brazilian Corporate Law	(237)	(237)	(21,736)	(21,736)
Accumulated capitalized interest on disposals	14,960	18,645	19,198	18,910

	14,723	18,408	(2,538)	(2,826)

US GAAP Difference	43,879	44,802	11,967	11,851

Amortization of capitalized interest difference
Amortization under Brazilian Corporate Law	290,478	108,539	67,773	63,894
Less: Amortization under US GAAP	(217,063)	(147,397)	(289,076)	(152,342)
Accumulated amortization on disposals	(6,397)	(3,744)	(9,707)	(3,779)

US GAAP Difference	67,018	(42,602)	(231,010)	(92,227)

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Net income reconciliation of the differences between Brazilian Corporate Law and US GAAP

Years ended December 31, 2006, 2007 and 2008

	Note	2006	2007	2008
Net income as reported under Brazilian Corporate Law (as restated for 2006 and 2007)		444,455	800,051	1,029,816
Add/(deduct):
Different criteria for:
Capitalized interest (as restated for 2006 and 2007)	36(a)	44,802	11,851	25,830
Amortization of capitalized interest (as restated for 2006 and 2007)	36(a)	(42,602)	(92,227)	(93,429)
Pensions and other post-retirement benefits
FBrTPrev/PAMEC:	36(c)/37(a)	(29,549)	95,792	90,893
TCSPREV:	36(c)/37(a)	63,323	(23,403)	(12,436)
Amortization of deferred credit on contributions plan expansion	36(g)	102,197	(1)	—
Reversal of amortization of goodwill attributable to purchase of control and minority interests in CRT	36(k) (ii)/(iii)	10,965	—	—
Reduction of depreciation of Step-up in fair value related to purchase of control and minority interest in CRT	36(k) (ii)/(iii)	20,213	26,586	23,018
Depreciation of step-up in basis of companies under common control (as restated for 2006 and 2007)	36(k) (iv)	(38,327)	(38,327)	(11,712)
Amortization customer list of iBest	36(k) (v)	(31)	(4)	(1)
Amortization intangibles of BrT Multimídia	36(k) (vii)	(11,729)	(9,115)	(6,932)
Amortization intangibles of iG	36(k) (viii)	(1,166)	(136)	(33)
Reversal of amortization of goodwill GlobeNet	36(k) (vi)	1,881	1,881	941
Reversal of amortization of goodwill iBest	36(k) (v)	3,594	14,055	12,427
Reversal of amortization of goodwill BrT Multimídia	36(k) (vii)	23,269	23,268	23,269
Reversal of amortization of goodwill iG	36(k) (viii)	46,787	47,372	47,372
Deferred revenue, net of related costs - activation and installation fees	36(j) (i)	2,306	8,303	8,460
Deferred revenue - public telephone cards	36(j) (ii)	6,957	(9,192)	(7,335)
Asset retirement obligations	36(l)	(2,503)	(5,250)	(2,571)
Reversal of compensations cost of Stock Options under BRGAAP	36(i)/37(b)	136	13,258	17,410
Compensation cost of stock options	36(i)/37(b)	(100)	(7,881)	(11,039)
Deferred tax effect of above adjustments (as restated for 2006 and 2007)		(28,415)	10,680	(4,533)

US GAAP net income (as restated for 2006 and 2007)		616,463	867,561	1,129,415

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

	2006	2007	2008
	(as restated)	(as restated)
Net income per thousand shares in accordance with US GAAP:
US GAAP net income – allocated to common shares – basic and diluted	282,613	395,673	514,974
US GAAP net income – allocated to preferred shares – basic and diluted	333,850	471,888	614,441
Weighted average shares outstanding:
Common shares – basic	249,597,049	249,597,049	249,597,049
Common shares – diluted	249,597,049	249,597,049	249,597,049
Preferred shares – basic	294,848,494	297,675,140	297,806,714
Preferred shares – diluted	294,849,493	297,675,834	297,808,795
US GAAP net income per share:
Common shares – basic	1.13	1.59	2.06
Common shares – diluted	1.13	1.59	2.06
Preferred shares – basic	1.13	1.59	2.06
Preferred shares – diluted	1.13	1.59	2.06

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Shareholders’ equity reconciliation of the differences between Brazilian Corporate Law and US GAAP

As of December 31, 2007 and 2008

	Note	2007	2008
Total shareholders’ equity as reported under Brazilian Corporate Law (as restated for 2007)		5,505,462	6,240,952
Add/(deduct):
Different criteria for:
Capitalized interest (as restated for 2007)	36(a)	(540,888)	(515,058)
Amortization of capitalized interest (as restated for 2007)	36(a)	774,399	680,970
Reversal of accrued dividends	36(b)	407,023	—
Pension and other post-retirement benefits
TCSPREV	36(c)/37(a)	252,447	286,647
Contributions to plant expansion:
Amortization of deferred credit	36(g)	869,575	869,575
Subscribed capital stock	36(g)	(611,449)	(611,449)
Donations and subsidies for investment	36(g)	(258,126)	(258,126)
Goodwill attributable to purchase of minority interests in eight operating companies	36(k) (i)	16,464	16,464
Goodwill attributable to purchase of controlling and minority interest in CRT	36(k) (ii)/(iii)	998,963	998,963
Step-up in fair value related to purchase of control and minority interest in CRT net of reduction in depreciation	36(k) (ii)/(iii)	(35,572)	(12,554)
Net effect of recording purchase of minority interest in CRT on transaction closing date	36(k) (iii)	(6,453)	(6,453)
Step-up in basis of companies under common control, net of amortization until 2001 and depreciation (as restated for 2007)	36(k) (iv)	198,428	186,716
Amortization customer list of iBest	36(k) (v)	(11,571)	(11,572)
Amortization intangibles of BrT Multimídia	36(k) (vii)	(58,472)	(65,404)
Amortization intangibles of iG	36(k) (viii)	(5,936)	(5,969)
Reversal of amortization of goodwill GlobeNet	36(k) (vi)	5,592	6,533
Reversal of amortization of goodwill iBest	36(k) (v)	85,658	98,085
Reversal of amortization of goodwill BrT Multimídia	36(k) (vii)	85,318	108,587
Reversal of amortization of goodwill iG	36(k) (viii)	174,169	221,541
Reversal of provision for deferred tax asset - acquisition of iG	36(e)/(k)(viii)	(50,330)	(50,330)
Deferred revenue, net of related costs - activation and installation fees	36(j) (i)	(31,870)	(23,410)
Deferred–revenue - public telephone cards	36(j) (ii)	(18,153)	(25,488)
Asset retirement obligations	36(l)	(7,821)	(10,392)
Deferred tax effect of above adjustments (as restated for 2007)		(412,324)	(401,809)
Reversal of compensations cost of Stock Options under BRGAAP	36(i)/37(b)	14,090	31,500
Reversal of Paid in Capital and effects on Shareholders’ equity related to Stock Options under BR GAAP	36(i)/37(b)	(872)	(10,330)
Compensations cost of Stock Options	36(i)/37(b)	(7,981)	(19,020)
Paid in Capital and effects on Shareholders’ equity related to Stock Options	36(i)/37(b)	—	6,300
Cumulative effect of adoption of SFAS nº 123 (R)	36(i)/37(b)	(481)	(481)

Total shareholders’ equity under US GAAP (as restated for 2007)		7,329,289	7,724,988

Accumulated other comprehensive income	36(m)/37(a)	70,854	41,645

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Statements of changes in shareholders’ equity in accordance with US GAAP

Years ended December 31, 2006, 2007 and 2008

	Note	Total
Balance as of January 1, 2006 (as restated)		6,518,263
Forfeiture of unclaimed dividends		10,068
Dividends and interest on Shareholders’ equity		(348,900)
Net income for the year (as restated)		616,463
Donations and subsidies for investments		7
Cumulative effect of adoption of SFAS No. 123 (R)	36(i)/37(b)	(481)
Accumulated other comprehensive income	36(m)/37(a)	148,404

Balance as of December 31, 2006 (as restated)		6,943,824
Forfeiture of unclaimed dividends		7,726
Dividends and interest on Shareholders’ equity		(412,272)
Net income for the year (as restated)		867,561
Accumulated other comprehensive income	36(m)/37(a)	(77,550)

Balance as of December 31, 2007 (as restated)		7,329,289
Forfeiture of unclaimed dividends		20,484
Dividends and interest on Shareholders’ equity		(731,323)
Net income for the year		1,129,415
Paid in Capital and effects on Shareholders’ equity related to Stock Options	36(i)/37(b)	6,332
Accumulated other comprehensive income	36(m)/37(a)	(29,209)

Balance as of December 31, 2008		7,724,988

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

37.	Additional disclosures required by US GAAP

a.	Pension and other post-retirement benefits:

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

The plans are valued annually by independent actuaries at the balance sheet date. For December 31, 2007 and 2008, the independent actuarial of the Company was Mercer Human Resource Consulting.

Summary of the plans:

Administration	Plan	Contribution	Sponsor	Status
SISTEL	PBS-A/PAMA	Defined benefit	Multiemployer	Overfunded
Fundação 14	TCSPREV	Defined contribution, settled benefit and defined benefit	Single employer	Overfunded
BrT	PAMEC-BrT	Defined benefit	Single employer	Underfunded
FBrTPREV	BrTPREV	Defined contribution and settled benefit	Single employer	Underfunded
	Founder and alternative plan	Defined benefit	Single employer	Underfunded

(i) Single employer - Defined benefit and settled benefit plans

•	Plans administered by Fundação 14

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

A summary of changes in benefit obligation, plan assets and funded status for the years ended December 31, 2007 and 2008 for the Company’s active employees’ defined benefit pension plan was as follows:

	2007	2008
Change in benefit obligation
PBO at beginning of period	420,206	464,439
Service cost (with interest)	3,424	3,894
Interest cost	46,226	48,577
Actual benefit payment	(19,887)	(22,787)
(Gain)/loss on obligation	14,470	(93,081)
(Gain)/loss due to assumption changes	—	11,151

PBO at end of period	464,439	412,193

Change in plan assets
Plan assets at the beginning of period	717,764	791,362
Actual benefits paid	(19,887)	(22,787)
Actual participant contribution	485	471
Actual employer contribution	772	16
Actual return on plan assets	92,228	53,716

Plan assets at end of period	791,362	822,778

Funded status at end of year	(326,923)	(410,585)

The net periodic pension cost for 2006, 2007 and 2008 for the Fundação 14 administered plan was as follows:

	2006	2007	2008
Service cost	5,285	3,424	3,894
Interest cost	37,097	46,226	48,577
Expected return on assets	(78,604)	(90,960)	(82,015)
Amortization of gains (loss), prior service cost and transition obligation	(10,515)	(8,281)	(6,744)
Expected Participants Contributions	(537)	(710)	(722)

Net periodic pension cost (income)	(47,274)	(50,301)	(37,010)

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Amounts recognized in accumulated other comprehensive income- pre-tax at December 31:

	2007	2008
Transition obligation (asset) not yet recognized in NPPC at beginning of period	3,830	2,529
Transition obligation recognized in NPPC during period	(1,301)	(1,301)
Prior service cost (credit) not yet recognized in NPPC at beginning of period	(102,513)	(96,877)
Prior service cost recognized in NPPC during period	5,636	5,636
(Gain)/loss not yet recognized in NPCC at beginning of period	(135,552)	(118,179)
(Gain)/loss recognized in NPCC during period	3,946	2,409
Total net actuarial (gain)/loss arising during period	13,426	(53,381)

Total recognized in accumulated other comprehensive loss/(income) at year end	(212,528)	(259,164)

The amounts for the TCSPREV plan expected to be recognized in the next period benefit cost are as follows:

TCSPREV
Service cost (with interest)	2,973
Interest cost	43,024
Expected return of plan assets	(104,025)
Amortization of (gain)/loss	(5,183)
Amortization of prior service cost	(5,636)
Amortization of transition obligation	1,228
Expected participation contribution	(545)

Net periodic cost	(68,164)

The changes in the accrued pension cost for the Fundação 14 administered plan for the year ended December 31, 2007 and 2008 were as follows:

	2007	2008
Prepaid pension cost at the beginning of the year	(63,322)	(114,395)
Net periodic cost for the year	(50,301)	(37,010)
Company contributions during the year	(772)	(16)

Prepaid pension cost at the end of the year	(114,395)	(151,421)

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

The actuarial assumptions used in 2006, 2007 and 2008 were as follows:

	2006	2007	2008
Discount rate for determining projected benefit obligations	6.00%	6.00%	6.00%
Rate of increase in compensation levels	2.00%	2.00%	2.00%
Expected long-term rate of return on plan assets	7.48%	5.77%	7.97%

The rates are real rates and exclude inflation.

The weighted-average asset allocation of the Fundação 14 administered plan at December 31, 2007 and 2008 was as follows:

	Asset Allocation
Asset Category	2007	2008
Equity securities	21.06%	20.00%
Debt securities	77.85%	78.00%
Loans	0.84%	2.00%
Other	0.25%	0.00%

Grand Total	100.00%	100.00%

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

The Company expects to contribute to the Fundação 14 administered plan in 2009 in the following amounts:

TCSPREV
Defined benefit	846
Defined contribution	17,198

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

TCSPrev
2009	26,098
2010	28,412
2011	31,046
2012	33,977
2013	36,536
2014-2018	219,411

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

The funded status of the pension and post retirement plans under Brazilian Corporate Law and US GAAP differ. Benefit obligations differ because they have been prepared using different actuarial assumptions permitted under Brazilian Corporate Law and US GAAP.

•	Plan administered by Fundação BrTPREV (FBrTPREV)

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

A summary of the changes in benefit obligation, plan assets and funded status for the years ended December 31, 2007 and 2008 (Alternative, Founder and BrTPREV are presented consolidated) for the CRT employees’ benefit plans was as follows:

	2007	2008
Change in benefit obligation
PBO at beginning of period	1,405,601	1,499,042
Service cost (with interest)	5,017	6,110
Interest cost	152,349	154,904
Actual benefit payment	(113,102)	(119,342)
(Gain)/loss on obligation	49,177	31,589
(Gain)/loss due to assumption changes	—	36,776

PBO at end of period	1,499,042	1,609,079

Change in plan assets
Plan assets at the beginning of period	757,034	813,374
Actual benefits paid	(113,102)	(119,343)
Actual participant contribution	—	183
Actual employer contribution	115,898	100,163
Actual return on plan assets	53,544	61,415

Plan assets at end of period	813,374	855,792

Funded status	685,668	753,287

The net periodic pension cost for FBrTPREV for the year ended December 31, 2006, 2007 and 2008 (Alternative, Founder and BrTPREV are presented consolidated) was as follows:

	2006	2007	2008
Service cost	8,030	5,017	6,110
Interest cost	147,861	152,349	154,904
Expected return on assets	(79,158)	(99,893)	(85,325)
Amortization of (gains) losses	1,552	1,217	1,552
Expected Participants Contributions	(146)	(120)	(109)

Net periodic pension cost	78,139	58,570	77,132

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

Amounts recognized in accumulated other comprehensive income- pre-tax at December 31:

	2007	2008
Prior service cost (credit) not yet recognized in NPPC at beginning of period	19,332	17,781
Prior service cost (credit) recognized in NPPC during period	(1,552)	(1,552)
(Gain)/loss not yet recognized in NPCC at beginning of period	(10,292)	85,688
(Gain)/loss recognized in NPCC during period	335	—
Total net actuarial (gain)/loss arising during period	95,646	92,201

Total recognized in accumulated other comprehensive loss/(income) at year end	103,469	194,118

The amounts expected to be recognized in the next period benefit cost are as follows:

BrTPREV
Service cost (with interest)	4,121
Interest cost	166,307
Expected return of plan assets	(105,686)
Amortization of (gain)/loss	1,394
Amortization of prior service cost	1,552
Expected participation contribution	(101)

Net periodic cost	67,587

The changes in the accrued pension cost for the plans administered by FBrTPREV for the year ended December 31, 2007 and 2008 (Alternative, Founder and BrTPREV are presented consolidated) were as follows:

	2007	2008
Accrued pension cost at the beginning of the year	639,527	582,199
Net periodic cost for the year	58,570	77,132
Company contributions during the year	(115,898)	(100,162)

Accrued pension cost at the end of the year	582,199	559,169

The actuarial assumptions used in 2007 and 2008 were follows:

	2007	2008
Discount rate for determining projected benefit obligations	6.00%	6.00%
Rate of increase in compensation levels	2.00%	2.00%
Expected long-term rate of return on plan assets	5.93%	7.73%

The above are real rates and exclude inflation.

The weighted-average asset allocation of the FBrTPrev administered plans at December 31, 2007 and 2008 were as follows:

	Asset Allocation
Asset Category	2007	2008
Equity securities	16.06%	18.00%
Debt securities	79.57%	77.00%
Real estate	3.10%	3.00%
Loans	0.99%	2.00%
Other	0.28%	0.00%

Grand Total	100.00%	100.00%

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

The Company expects to contribute to the FBrTPREV administered plans in 2009 in the following amounts:

Defined benefit	100,816
Defined contribution	6,054
Administrative expense	6,800

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

2009	133,233
2010	139,051
2011	145,429
2012	151,310
2013	157,407
2014-2018	877,589

•	Assistance plans administered by the Company

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

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

A summary of the changes in benefit obligation, plan assets and funded status for the years endedDecember 31, 2007 and 2008 for PAMEC assistance plan was as follows:

	2007	2008
Change in benefit obligation
PBO at beginning of period	1,529	2,077
Service cost (with interest)	7	—
Interest cost	170	219
Actual benefit payment	(52)	(110)
(Gain)/loss on obligation	423	156
(Gain)/loss due to assumption changes	—	162

PBO at end of period	2,077	2,504

Change in plan assets
Plan assets at the beginning of period	883	—
Actual benefits paid	(52)	(110)
Actual employer contribution	—	110
Actual return on plan assets	36	—
Transfered asset	(867)	—

Plan assets at end of period	—	—

Funded status at end of year	2,077	2,504

The net periodic pension cost for 2006, 2007 and 2008 for PAMEC assistance plan was as follows:

	2006	2007	2008
Service cost	5	7	—
Interest cost	122	170	219
Expected return on assets	(104)	(118)	—
Amortization of gains (loss), prior service cost and transition obligation	—	9	73

Net periodic pension cost (income)	23	68	292

Amounts recognized in accumulated other comprehensive income- pre-tax at December 31:

	2007	2008
(Gain)/loss not yet recognized in NPCC at beginning of period	340	1,703
(Gain)/loss recognized in NPCC during period	(9)	(73)
Total net actuarial (gain)/loss arising during period	1,372	317

Total recognized in accumulated other comprehensive loss/(income) at ended year	1,703	1,947

The amounts of PAMEC plan expected to be recognized in the next period benefit cost are as follows:

PAMEC
Interest cost	264
Amortization of (gain)/loss	81

Net periodic cost	345

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

The changes in the accrued pension cost for the PAMEC assistance plan for the year ended December 31, 2007 and 2008 were as follows:

	2007	2008
Accrued pension cost at the beginning of the year	306	374
Net periodic cost for the year	68	292
Company contributions during the year	—	(110)

Accrued pension cost at the end of the year	374	556

The actuarial assumptions used in 2006, 2007 and 2008 were as follows:

	2006	2007	2008
Discount rate for determining projected benefit obligations	6.00%	6.00%	6.00%
Rate of increase in compensation levels	2.00%	N/A	N/A
Expected long-term rate of return on plan assets	8.33%	N/A	8.90%

The rates are real rates and exclude inflation.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

PAMEC
2009	96
2010	107
2011	119
2012	133
2013	147
2014-2018	1,013

(ii) Multiemployer

•	Plans administered by SISTEL

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

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

A summary of the SISTEL pension plan as of December 31, 2007 and 2008 for the multiemployer portion (inactive employees pension plan) is as follows:

	2007	2008
Projected benefit obligation (100% vested)	5,265,363	5,872,589
Fair value of the plan assets	(7,414,699)	(7,382,786)

Deficiency (excess) of assets over projected obligation	(2,149,336)	(1,510,197)

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

The Company contributed to the SISTEL administered plans in the following amounts:

2006	2007	2008
304	242	238

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	PBS-A	PAMA
2009	386,519	55,232
2010	399,192	60,829
2011	411,948	66,960
2012	424,800	73,605
2013	437,713	80,819
2014-2018	2,377,283	532,924

b.	Stock options

The Extraordinary Shareholders’ Meeting held on November 6, 2007, approved a new general plan for granting stock options to officers and employees of the Company and its subsidiaries. Therefore, the Company has two share-based compensation plans which were in effect at the balance sheet date, in accordance with the respective approval dates, and are described below.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

The compensation cost recognized in net income for those plans was R$9,696 in 2008 (R$7,881 and R$100 in 2007 and 2006). Since the active plans have only service conditions and a grated vesting schedule, the compensation cost is accounted for on a straight-line basis over the requisite service period for entire award.

On January 1, 2006 the Company adopted SFAS No. 123 (R) “Accounting for Stock-based Compensation”. In accordance with SFAS No. 123 (R), since part of the options are adjusted for the Brazilian consumer price index, the Company accounts for its two stock option plans by accruing a liability at fair value relating to the options issued under the plan at each reporting date end until the date of settlement.

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

The stock options are vested as follows:

Granting					Adjusted exercise price (In Brazilian reais)	Options (in shares)
Grant date		Lot	Exercise as from	Exercise deadline
3rd	12/22/04	33%	12/22/05	12/31/11	19.04	26.504
		33%	12/22/06	12/31/11	19.04	26.504
		34%	12/22/07	12/31/11	19.04	26.504

These vesting periods can be anticipated as a result of special events or conditions established in the option granting agreement.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

A summary of option activity under the stock option plan as of December 31, 2008, and changes during the year then ended is presented below:

Options	Shares	Weighted - Average Exercise Price		Weighted - Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2008	256,855	R$	16.88
Exercised	(162,084)	R$	17.01
Forfeited or expired	(15,259)	R$	17.99

Outstanding at December 31, 2008	79,512	R$	19.04	3.0	(429)

Exercisable at December 31, 2008	79,512	R$	19.04	3.0	(429)

The fair value of this option plan was measured as of December 31, 2008 using Black&Scholes method. There was not unrecognized compensation cost for this plan.

The fair value of the options granted had been estimated at the grant-date using the “Black&Scholes” option-pricing model with the following assumptions:

December 21, 2004
Expected volatility	38.2%
Risk-free interest rate	8.4%
Grant-date fair value	R$2.76
Expected life	2 years
Dividend yield	3.10%

The weighted-average grant-date fair value of options granted during 2004 was R$2.76. The fair value of options at December 2008 and 2007 was R$322 and R$1,761.

The assumptions applied on December 31, 2008 are as following:

December 31, 2008
Expected volatility	71.97%
Risk-free interest rate	12.29%
Expected life	3 years
Dividend yield	9.80%
Fair Value	R$4.05

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

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

In connection with the plan, until July 15, 2008 the Company was required to repurchase the shares acquired by employees under this plan at the weighted-averaged market price computed on the last thirty days. After this date, a modification in the plan eliminated this condition.

At the Meeting held on December 14, 2007, the Company’s Board of Directors ratified the approval of two programs related to the new stock options plan, which is effective as of July 1, 2007 and consist of the following:

Program 1

Options are granted as a one-time concession and do not allow new grants for a period of up to four years. The exercise price of the UP has been set up by the Board of Directors, under the terms defined in the plan and it is subject to indexation by the IGP-M, plus 6% p.a., to be discounted from the amounts paid as dividends and/or interest on shareholders’ equity in the period.

Program 2

Stock options under this program are granted annually, on July 1 of every year. Stock options for Program 2 were granted on July 1, 2007 and July 1, 2008 and the exercise price of the UP has been set up by the Board of Directors, under the terms defined in the plan, to be discounted from the amounts paid as dividends and/or interest on shareholders’ equity in the period.

The stock options for programs 1 and 2 are vested as follows:

Program	Granting				Adjusted exercise price (in Reais)	Options (in UPs)
	Grant date	Lot	Exercise as from	Exercise deadline
1	07/01/07	25%	07/01/08	06/30/11	32,22	704.331
		25%	07/01/09	06/30/12	32,22	704.331
		25%	07/01/10	06/30/13	32,22	704.331
		25%	07/01/11	06/30/14	32,22	704.331
2	07/01/07	25%	07/01/08	06/30/11	24,93	47.153
		25%	07/01/09	06/30/12	24,93	199.811
		25%	07/01/10	06/30/13	24,93	199.811
		25%	07/01/11	06/30/14	24,93	199.810
	07/01/08	25%	07/01/09	06/30/12	32,39	175.338
		25%	07/01/10	06/30/13	32,39	175.421
		25%	07/01/11	06/30/14	32,39	175.421
		25%	07/01/12	06/30/15	32,39	175.421

The vesting periods set out in programs 1 and 2 can be anticipated as a result of special events or conditions established in the option granting agreement, especially related to the direct or indirect change of the control of the Company or Brasil Telecom Participações S.A. The plan, under certain conditions, grants a minimum bonus in case of reduction in the market value of the shares on the exercise date of the options.

The Company’s preferred shares included in the stock options balance (UP’s) as of December 31, 2008 represents 1,3% of the Company’s preferred shares balance and the preferred shares and ordinary shares of Brasil Telecom Participações S.A represents 5,65% and 3,26% of the total shares for each classe.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

On July 15, 2008, as the modification in the plan eliminated the obligation of repurchasing the shares by the Company, the stock option program comprising Company’s share, which are not subject to indexation price, were considered as equity settled from this date. The stock option comprising shares of Brasil Telecom Participações S.A. and shares of the Company, where the indexation price is present, are considered as cash settled.

A summary of option activity under the stock option plans as of December 31, 2008, and changes during the year then ended is presented below:

Program 1

Options	UP’s	Weighted - Average Exercise Price		Weighted - Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2008	3,165,035	R$	28.91
Forfeited or expired	(347,711)	R$	30.33
Outstanding at December 31, 2008	2,817,324	R$	32.22	4.5	(3,250)

Exercisable at December 31, 2008	704,331	R$	32.22	3.0	(812)

Program 2 - Granted on July 1, 2007

Options	UP’s	Weighted - Average Exercise Price		Weighted - Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2008	871,405	R$	26.41
Exercised	(171,971)	R$	24.93
Forfeited or expired	(52,849)	R$	25.35

Outstanding at December 31, 2008	646,585	R$	24.93	4.9	3,967

Exercisable at December 31, 2008	47,153	R$	24.93	3.0	289

Program 2 - Granted on July 1, 2008

Options	UP’s	Weighted - Average Exercise Price		Weighted - Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2008	—		—
Granted	724,955	R$	32.39
Forfeited or expired	(23,354)	R$	32.39

Outstanding at December 31, 2008	701,601	R$	32.39	5.5	(930)

Exercisable at December 31, 2008	—		—	—	—

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

The status of the nonvested shares as of December 31, 2008 and changes during the year ended December 31, 2008 is presented below:

Program 1

Nonvested	Shares	Weighted - Average Exercise Price
Nonvested at January 1, 2008	2,768,322	R$	28.91
Vested	(878,183)	R$	32.22
Forfeited	(282,456)	R$	30.33

Nonvested at December 31, 2008	1,607,683	R$	32.22

Program 2 - Granted on July 1, 2007

Nonvested	Shares	Weighted - Average Exercise Price
Nonvested at January 1, 2008	762,181	R$	26.41
Vested	(215,756)	R$	24.93
Forfeited	(35,668)	R$	25.35

Nonvested at December 31, 2008	510,757	R$	24.93

Program 2 - Granted on July 1, 2008

Nonvested	Shares	Weighted - Average Exercise Price
Nonvested at January 1, 2008	—		—
Granted	724,955	R$	32.39
Vested	(89,396)	R$	32.39
Forfeited	(21,898)	R$	32.39

Nonvested at December 31, 2008	613,661	R$	32.39

The fair value of programs 1 and 2 of this option plan was measured as of December 31, 2008 using Binomial pricing model and the unrecognized compensation cost at this date was R$17,265 and R$16,968, respectively, that will be recognized over next 4.7 years.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

The fair value of the options granted had been estimated at the grant-date using the “Black&Scholes” option-pricing model with the following assumptions:

Plan approved on November 6, 2007:

	July 1, 2007
	Program 1
	Lot 1	Lot 2	Lot 3	Lot 4
Expected volatility	40.9%	40.9%	40.9%	40.9%
Risk-free interest rate	0.2%	0.2%	0.2%	0.2%
Expected life	4	5	6	7

	July 1, 2007
	Program 2
	Lot 1	Lot 2	Lot 3	Lot 4
Expected volatility	40.9%	40.9%	40.9%	40.9%
Risk-free interest rate	10.7%	10.7%	10.7%	10.7%
Expected life	4	5	6	7

	July 1, 2008
	Program 2
	Lot 1	Lot 2	Lot 3	Lot 4
Expected volatility	37.1%	37.1%	37.1%	37.1%
Risk-free interest rate	15.2%	15.2%	15.2%	15.2%
Expected life	3	4	5	6

The weighted-average grant-date fair value of options granted is as follows:

	Lot 1		Lot 2		Lot 3		Lot 4
Program 1 - Granted on July 1, 2007	R$	11.75	R$	12.74	R$	13.64	R$	14.46
Program 2 - Granted on July 1, 2007	R$	16.41	R$	18.10	R$	19.57	R$	20.86
Program 2 - Granted on July 1, 2008	R$	13.21	R$	15.77	R$	17.97	R$	19.84

The fair value of options at December 2008 was R$53,467.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

The assumptions applied on December 31, 2008 are as following:

Plan approved on November 6, 2007:

	Granted on July 1, 2007
	Program 1
	Lot 1	Lot 2	Lot 3	Lot 4
Expected volatility	42.02%	42.02%	42.02%	42.02%
Risk-free interest rate	1.79%	2.05%	2.06%	2.15%
Expected life	2.49	3.51	4.54	5.57

	Granted on July 1, 2007
	Program 2
	Lot 1	Lot 2	Lot 3	Lot 4
Expected volatility	42.02%	42.02%	42.02%	42.02%
Risk-free interest rate	12.29%	12.55%	12.56%	12.65%
Expected life	2.49	3.51	4.54	5.57

	Granted on July 1, 2008
	Program 2
	Lot 1	Lot 2	Lot 3	Lot 4
Expected volatility	42.02%	42.02%	42.02%	42.02%
Risk-free interest rate	12.29%	12.55%	12.56%	12.65%
Expected life	2.49	3.51	4.54	5.57

The fair value of the options on December 31, 2008 is as following:

	Lot 1		Lot 2		Lot 3		Lot 4
Program 1 - Granted on July 1, 2007	R$	8.16	R$	9.89	R$	11.32	R$	12.61
Program 2 - Granted on July 1, 2007	R$	14.57	R$	16.89	R$	18.80	R$	20.44
Program 2 - Granted on July 1, 2008	R$	11.27	R$	13.98	R$	16.22	R$	18.17

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

c.	Segment Reporting

Segment information is presented in respect of the Company and its subsidiaries business that was identified based on its management structure and on internal management reporting, according to SFAS 131 and are described as follows:

•	Fixed telephony and data transmission: refers to the services rendered by BrT, BrT Multimídia, Vant and BrT Cabos Submarines Companies, using the wire line network.

•	Mobile telephony: refers to the services rendered by BrT Celular beginning on the last quarter of 2004.

•	Internet: refers to the services rendered by BrTI, iBest Group and iG Group in connection with the provision of internet services and related activities.

•	Call Center refers to the services rendered by BrT Call Center

Inter-segment pricing is determined on an arm’s length basis.

The information presented is derived from the Brazilian Corporate Law financial statements, which is the primary basis for management decisions and assessments.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

	2008
	Fixed telephony and data communication	Mobile telephony	Internet	Call Center	Eliminations between segments	Consolidated
Net operating revenue	9,886,561	1,881,751	392,175	230,598	(1,094,250)	11,296,835
Cost of goods and sold	(5,186,658)	(1,512,338)	(54,572)	(211,563)	755,713	(6,209,418)
Gross profit	4,699,903	369,413	337,603	19,035	(338,537)	5,087,417
Operating expenses, net	(2,545,651)	(617,927)	(382,074)	(27,590)	338,817	(3,234,425)
Selling expenses	(951,810)	(525,005)	(264,848)	(7,705)	385,145	(1,364,223)
General and administrative expenses	(1,210,315)	(135,721)	(75,936)	(18,226)	38,849	(1,401,349)
Other operating income (expenses)	(383,526)	42,799	(41,290)	(1,659)	(85,177)	(468,853)
Operating income (loss) before financial income (expenses)	2,154,252	(248,514)	(44,471)	(8,555)	280	1,852,992
Property, plant and equipment and intangible assets, net	5,268,918	2,122,081	143,343	—	—	7,534,342
Capital Expenditures	1,500,813	1,144,597	32,495	—	—	2,677,905

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

	2007
	Fixed telephony and data communication	Mobile telephony	Internet	Call Center	Eliminations between segments	Consolidated
Net operating revenue	9,733,145	1,745,934	379,515	20,899	(820,947)	11,058,546
Cost of goods and sold	(5,487,894)	(1,531,692)	(55,203)	(20,517)	712,223	(6,383,083)
Gross profit	4,245,251	214,242	324,312	382	(108,724)	4,675,463
Operating expenses, net	(2,497,866)	(510,012)	(398,503)	(10,207)	108,821	(3,307,767)
Selling expenses	(898,192)	(453,909)	(274,212)	—	140,961	(1,485,352)
General and administrative expenses	(1,173,466)	(89,987)	(69,056)	(10,207)	24,215	(1,318,501)
Other operating income (expenses)	(426,208)	33,884	(55,235)	—	(56,355)	(503,914)
Operating income (loss) before financial income (expenses)	1,747,385	(295,770)	(74,191)	(9,825)	97	1,367,696
Property, plant and equipment and intangible assets, net	5,337,567	1,400,786	188,758	—	—	6,927,111
Capital Expenditures	1,093,209	278,797	26,784	—	—	1,398,790

	2006
	Fixed telephony and data communication	Mobile telephony	Internet	Call Center	Eliminations between segments	Consolidated
Net operating revenue	9,419,264	1,247,377	299,542	—	(669,524)	10,296,659
Cost of goods and sold	(5,769,434)	(1,176,082)	(145,564)	—	625,859	(6,465,221)
Gross profit	3,649,830	71,295	153,978	—	(43,665)	3,831,438
Operating expenses, net	(2,271,777)	(507,787)	(240,196)	—	43,741	(2,976,019)
Selling expenses	(986,625)	(432,446)	(135,685)	—	84,124	(1,470,632)
General and administrative expenses	(1,131,726)	(84,677)	(76,644)	—	18,929	(1,274,118)
Other operating income (expenses)	(153,426)	9,336	(27,867)	—	(59,312)	(231,269)
Operating income (loss) before financial income (expenses)	1,378,053	(436,492)	(86,218)	—	76	855,419
Property, plant and equipment and intangible assets, net	6,371,055	1,545,134	96,399	—	—	8,012,588
Capital Expenditures	1,114,375	281,526	55,086	—	—	1,450,987

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

d.	Reconciliation of operating income

	2006	2007	2008
Operating income as reported under Brazilian Corporate Law (as restated for 2006 and 2007)	542,963	1,092,948	1,579,433
Net financial expenses	312,456	274,748	273,559
Different criteria for net income reconciliation (as restated for 2006 and 2007)	154,251	52,659	80,907

Operating income under US GAAP	1,009,670	1,420,355	1,933,899

	2006	2007	2008
Different criteria for net income reconciliation
Amortization of capitalized interest (as restated for 2006 and 2007)	(42,602)	(92,227)	(93,429)
Pension and other post retirement benefits:
FBrTPrev/PAMEC	(29,549)	95,792	90,893
TCSPrev	63,323	(23,403)	(12,436)
Amortization of deferred credit on contributions plant expansion	102,197	(1)	—
Reversal of amortization of goodwill attributable to purchase of control and minority interests in CRT	10,965	—	—
Reduction of depreciation of step-up in fair value related to purchase of control and minority interest in CRT	20,213	26,586	23,018
Amortization until 2001 and depreciation of step-up in basis of companies under common control (as restated for 2006 and 2007)	(38,327)	(38,327)	(11,712)
Amortization customer list of iBest	(31)	(4)	(1)
Amortization Intangibles of BrT Multimídia	(11,729)	(9,115)	(6,932)
Amortization Intangibles of iG	(1,166)	(136)	(33)
Reversal of amortization of goodwill Globenet	1,881	1,881	941
Reversal of amortization of goodwill iBest	3,594	14,055	12,427
Reversal of amortization of goodwill BrT Multimídia	23,269	23,268	23,269
Reversal of amortization of goodwill iG	46,787	47,372	47,372
Deferred revenue, net of related costs - activation and installation services	2,306	8,303	8,460
Deferred revenue - public telephone cards	6,957	(9,192)	(7,335)
Asset retirement obligations	(2,503)	(5,250)	(2,571)
Reversal of compensation cost of Stock Options under BRGAAP	136	13,258	17,410
Compensation costs of stock options	(100)	(7,881)	(11,039)
Interest on unrecognized taxes benefits	(1,370)	7,680	2,605

Total	154,251	52,659	80,907

e.	Uncertainty in income taxes:

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

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

Balance at January 1, 2007	10,463

Balance at December 31, 2007	10,463
Additions for tax positions of prior years	5,220

Balance at December 31, 2008	15,683

The balance of unrecognized taxes benefits refers to Federal Taxes (Income Tax and Social Contribution) related to tax deficiency assessments that require the payment of federal taxes on events qualified in a allegedly inadequate way by the Company or on differences in the calculation of these taxes.

The Company recognizes interest accrued and penalties related to unrecognized tax benefits in operating expenses as provisions for contingencies under Brazilian Corporate Law. Under US GAAP, in order to comply with FIN 48 the Company reclassified the accrued interest expense related to unrecognized tax benefits to financial expenses. During the years ended December 31, 2008, 2007, and 2006, the Company recognized interests expenses of approximately R$2,605, expense of R$7,680 and reversion of R$(1,370), respectively, and penalties in the year ended December 31, 2008 in the amount of R$432 and R$1,172 in 2007. Accrued interests and penalties were approximately R$11,889 as of December 31, 2008 (R$8,852 in 2007).

The Company and its subsidiaries file income tax returns in Brazil and others foreign jurisdictions (EUA, Bermudas, Cayman and Venezuela). With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2002.

The Company also does not believe it is reasonably possible that it will have significant increases or decreases to the liability for unrecognized tax benefits during the next twelve months on the Company’s current uncertain tax positions.

f.	Fair value measurements (SFAS 157)

On January 1, 2008, we adopted SFAS 157, which provides a definition of fair value, establishes a framework for measuring fair value, and requires expanded disclosures about fair value measurements. The standard applies when GAAP requires or allows assets or liabilities to be measured at fair value; therefore, it does not expand the use of fair value in any new circumstance.

SFAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices available in active markets (i.e., observable inputs) and the lowest priority to data lacking transparency (i.e., unobservable inputs). Additionally, SFAS 157 requires an entity to consider all aspects of nonperformance risk, including the entity’s own credit standing, when measuring the fair value of a liability.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

SFAS 157 establishes a three-level hierarchy to be used when measuring and disclosing fair value. An instrument’s categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation. Following is a description of the three hierarchy levels:

Level 1 - Inputs are quoted prices in active markets for identical asset or liabilities as of the measurement date. Additionally, the entity must have the ability to access the active market, and the quoted prices cannot be adjusted by the entity.

Level 2 - Inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices in active markets for similar assets or liabilities; quoted prices in inactive markets for identical or similar assets or liabilities; or inputs that are observable or can be corroborated by observable market data by correlation or other means for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs are supported by little or no market activity. The unobservable inputs represent management’s best assumptions of how market participants would price the assets or liabilities. Generally, Level 3 assets and liabilities are valued using pricing models, discounted cash flow methodologies, or similar techniques that require significant judgment or estimation.

In accordance with SFAS 157, we measure our cash equivalents, cash investments and derivative instruments at fair value. Our cash equivalents and cash investments is classified within Level 1, because it is valued using quoted market prices. Our derivative instruments are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

The following table summarizes our financial assets and liabilities recorded at fair value as of December 31, 2008:

Description	December 31, 2008	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Cash and cash equivalents	1,478,558	1,478,558	—	—
Cash investments	561,867	561,867	—	—
Derivatives	29,179	—	29,179	—
Total Assets	2,078,604	2,040,425	29,179	—
Liabilities				—
Derivatives	222,073		222,073	—
Total Liabilities	222,073	—	222,073	—

The valuation method used for the calculation of fair value of derivative instruments was (i) for swap transactions, discounted cash flow analyses considering the expected settlements and realization of such financial liabilities at effective market rate as of reporting date and (ii) for currency options, the Black and Scholes formula, as adapted by Garman-Kohlhagen to reflect specific characteristics of currency options, using market inputs as of the reporting date. For derivative instruments, the method used for the calculation of fair value is presented in more details in Note 34.e.

For the year ended December 31, 2008, cash and cash equivalents and cash investments generated a gain of R$207,990, which was included as financial expense, net. The cash and cash equivalents and cash investments refer mainly highly liquid to fixed income transactions, indexed to the Interbank Deposit Certificates (“CDI”).

Also, during the year ended December 31, 2008, our derivative instruments generated a gain of R$54,391, which has been included as financial expense.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

g.	New accounting pronouncements

(i)	SFAS 141 (Revised)

In December 2007, the Financial Accounting Standards Board issued FAS 141R – Business Combinations. This statement applies to all transactions or events in which an entity obtains control of one or more businesses, except for joint ventures, assets that not constitute a business, combination of businesses under common control and not-for-profit organizations. This Statement shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier application is prohibited. The objective of this statement is to improve relevance, representational faithfulness and comparability of information that a reporting entity provides in its financial reports about a business combination and its effects. The Company is currently studying the impact of this standard and will apply it as of the fiscal year beginning January 1, 2009.

(ii)	SFAS 157

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157, “Fair Value Measurements”. SFAS No. 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those accounting pronouncements that fair value is relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. According to the Board, a single definition of fair value, together with a framework for measuring fair value, should result in increased consistency and comparability. This standard is effective for fiscal years ending on or after November 15, 2007. The Company applied this standard as of January 1, 2008.

(iii)	SFAS 159

In February 2007, the Financial Accounting Standards Board issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”. SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This Statement is expected to expand fair value measurement, which is consistent with the Board’s long-term measurement objectives for accounting for financial instruments. The fair value option established by this Statement permits all entities to choose to measure eligible items at fair value at specified election dates. This standard is effective for fiscal years ending on or after November 15, 2007. The Company did not apply SFAS 159.

(iv)	SFAS 160

In December 2007, the Financial Accounting Standards Board issued FAS 160 – Non-controlling Interests in Consolidated Financial Statements, which applies to all entities that prepare consolidated financial statements, except not-for-profit organizations.

This Statement amends ARB 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary.

This Statement shall be effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. This Statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially adopted, except for the presentation and disclosure requirements. The objective of this statement is to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards that require more extensive disclosure that clearly identifies and distinguishes between the interests of the Parent Company and the interests of the non-controlling owners. The Company is currently studying the impact of this standard and will apply it as of the fiscal year beginning January 1, 2009.

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

(v)	SFAS 161

In March 2008, the Financial Accounting Standards Board issued SFAS No. 161 Disclosures about derivative instruments and hedging activities – an amendment to SFAS No. 133. The use and complexity of derivative instruments and hedging activities have increased significantly over the past several years. Constituents have expressed concerns that the existing disclosure requirements in FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities, do not provide adequate information about how derivative and hedging activities affect an entity’s financial position, financial performance, and cash flows. Accordingly, this Statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company is currently studying the impact of this standard and will apply it as of the fiscal year beginning January 1, 2009.

(vi)	SFAS 165

In May 2009, the Financial Accounting Standards Board issued SFAS No. 165 Subsequent events. The objective of this Statement is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this Statement sets forth:

1.	The period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements

2.	The circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements

3.	The disclosures that an entity should make about events or transactions that occurred after the balance sheet date.

In accordance with this Statement, an entity should apply the requirements to interim or annual financial periods ending after June 15, 2009. The Company is currently studying the impact of this standard and will apply it as of the fiscal year beginning January 1, 2010

(vii)	EITF 08-01

In November 2008, the Emerging Issues Task Force issued EITF No. 08-01 Revenue arrangements with multiple deliverables, which supersedes EITF 00-21. Entities often enter into revenue arrangements that provide for multiple payment streams. If delivery of a single unit of accounting spans multiple accounting periods or deliverables, an entity needs to determine how to allocate the multiple payment streams (arrangement consideration) attributable to that unit of accounting to those accounting periods. In accordance with this EITF, an entity should apply the requirements to annual financial periods ending after December 15, 2009. The Company is currently studying the impact of this standard and will apply it as of the fiscal year beginning January 1, 2010.

(viii)	EITF 08-07

In November 2008, the Emerging Issues Task Force issued EITF No. 08-01 Accounting for defensive intangible assets. An intangible asset acquired in a business combination or an asset acquisition that an entity does not intend to actively use but does intend to prevent others from

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

using, has been commonly referred to as a “defensive asset” or a “locked-up asset” because while the asset is not being actively used, it is likely contributing to an increase in the value of other assets owned by the entity. A defensive intangible asset should be accounted for as a separate unit of accounting. It should not be included as part of the cost of an entity’s existing intangible asset(s) because the defensive intangible asset is separately identifiable. The defensive intangible asset shall be assigned a useful life that reflects the entity’s consumption of the expected benefits related to that asset and in accordance with paragraph 11 of Statement 142. In accordance with this EITF, an entity should apply it to annual financial periods ending after December 15, 2008. The Company is currently studying the impact of this standard and will apply it as of the fiscal year beginning January 1, 2009.

-.-.-.-.-.-.-.-.-.-