Form 20-F/A
period 2008-12-31
BRASIL TELECOM SA
filed 2009-08-07
CIK 1160846

As filed with the Securities and Exchange Commission on August 7, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F/A

(Amendment No. 1)

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  ☐ Item 17  ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐  No ☒

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A, or Amendment No. 1, is being filed solely to amend the Annual Report on Form 20-F for the fiscal year ended December 31, 2008, or the Original Form 20-F, as filed by Brasil Telecom S.A. with the U.S. Securities and Exchange Commission on July 13, 2009 to provide clarifications requested by the U.S. Securities and Exchange Commission of the information relating to the restatement of the presentation of the reconciliations of differences between Brazilian GAAP and U.S. GAAP of shareholders’ equity as of December 31, 2007 and net income for the two years period then ended contained in:

•

note (1) to the table setting forth U.S. GAAP statement of operations data, and note (1) to the table setting forth U.S. GAAP balance sheet data, both contained in “Item 3. Key Information—Selected Financial Information;” and

•	Note 36 to Brasil Telecom S.A.’s consolidated financial statements at December 31, 2008 and 2007 and for the three year period ended December 31, 2008.

No other changes are being made to the Original Form 20-F, although Exhibits 12.01, 12.02 and 13.01 have been re-filed in their current form. The Annual Report on Form 20-F, as amended by this Amendment No. 1, continues to speak as of the date of its original filing, and Brasil Telecom S.A. has not updated the disclosure as of a later date.

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

	For the Year Ended December 31,
	2004 (1) as restated		2005 (1) as restated		2006 (1) as restated		2007 (1) as restated		2008		2008(2)
	(in millions of reais, except per share amounts and as otherwise indicated)										(in millions of US$, except per share amounts)
Statement of Operations Data
U.S. GAAP:
Net operating revenue	R$	9,070	R$	10,149	R$	10,306	R$	11,058	R$	11,298	US$	5,732
Net income (loss)		235		108		616		868		1,129		573
Net income per share: (3)
Common shares – basic and diluted		0.43		0.20		1.13		1.59		2.06		1.05
Preferred shares – basic and diluted		0.43		0.20		1.13		1.59		2.06		1.05

	For the Year Ended December 31,
	2004 (1) as restated	2005 (1) as restated	2006 (1) as restated	2007 (1) as restated	2008	2008(2)
	(in millions of reais, except per share amounts and as otherwise indicated)					(in millions of US$, except per share amounts)
ADSs – basic and diluted	1.29	0.60	3.39	4.77	6.18	3.14
Weighted average shares outstanding (in thousands):
Common shares – basic and diluted	249,597	249,597	249,597	249,597	249,597	249,597
Preferred shares – basic and diluted	292,011	292,022	297,675	297,675	297,902	297,902

(1)	During the year ended December 31, 2006, our management identified certain errors relating to the U.S. GAAP adjustments for capitalized interest and the depreciation of the step-up in basis of companies under common control that are included in the reconciliation of shareholders’ equity and net income between Brazilian GAAP and U.S. GAAP as of December 31, 2006 and for the year then ended. At that time, our management evaluated the significance of these errors and concluded that the impact was not material to the financial statements taken as a whole and therefore, recorded the effect in the related U.S. GAAP adjustments as of December 31, 2006 and for the year then ended. During the year ended December 31, 2007, our management identified certain additional errors relating to the same U.S. GAAP adjustments that are included in the reconciliation of shareholders’ equity and net income between Brazilian GAAP and U.S. GAAP as of December 31, 2007 and for the year then ended. At that time, our management evaluated the significance of these errors and concluded that the impact was not material to the financial statements taken as a whole and therefore, recorded the effect in the related U.S. GAAP adjustments as of December 31, 2007 and for the year then ended. Subsequent to the issuance of our financial statements for the year ended December 31, 2007 and the acquisition of control of our company by Telemar, our management revised its calculation of the amount of these previously identified errors, reassessed the related impact on the respective years, and concluded that these errors were material to the financial statements taken as a whole. These errors relate to the calculations used to determine the U.S. GAAP adjustments relating to (1) capitalized interest and (2) the step-up in the basis of the fixed assets of certain entities under common control that were contributed to our company, as described in Notes 36(a) and 36(k)(vi), respectively, to our audited consolidated financial statements included elsewhere in this annual report. The errors related to the U.S. GAAP adjustment for capitalized interest arose from miscalculations of (1) the rates used to depreciate capitalized interest and (2) the inclusion of fully depreciated assets in the calculation. This resulted in a restatement to the components of the calculation for this difference included in Note 36(a) to our audited consolidated financial statements included elsewhere in this annual report. While the Brazilian GAAP numbers in this disclosure have been restated, our financial statements prepared under Brazilian GAAP were not impacted as these amounts are estimates used solely for the purpose of the U.S. GAAP adjustment. The error relating to the U.S. GAAP adjustment for the step-up in basis of fixed assets arose from an error in the calculation of the rates used to calculate the depreciation for this item. As a result, the related adjustments in the reconciliation of shareholders’ equity and net income have been restated from the amounts previously reported. The following table sets forth the reconciliation between our net income under U.S. GAAP as previously reported and as restated.

	For the Year Ended December 31,
	2004		2005		2006		2007
	(in millions of reais, except per share amounts)
Net income under U.S. GAAP (as previously reported)	R$	285	R$	169	R$	687	R$	767
Difference in:
Capitalized interest		5		1		1		(0)
Amortization of capitalized interest		(71)		(79)		(110)		139
Depreciation of Step-up in basis of companies under common control		(9)		(15)		1		14
Deferred tax effect on adjustments		26		32		36		(52)

U.S. GAAP net income (as restated)	R$	235	R$	107	R$	616	R$	868

Net income per share: (a)
As previously reported:
Common shares – basic and diluted		0.53		0.31		1.26		1.40
Preferred shares – basic and diluted		0.53		0.31		1.26		1.40
ADSs – basic and diluted		1.59		0.93		3.78		4.20
As restated:
Common shares – basic and diluted		0.43		0.20		1.13		1.59
Preferred shares – basic and diluted		0.43		0.20		1.13		1.59
ADSs – basic and diluted		1.29		0.60		3.39		4.77

(a)	In accordance with Statement of Financial Accounting Standards No. 128, “Earnings per Share,” or SFAS 128, basic and diluted earnings per share have been calculated, for U.S. GAAP purposes, using the “two class method.” See note 36(d) to our audited consolidated financial statements included elsewhere in this annual report.

(2)	Translated for convenience only using the selling rate as reported by the Central Bank at July 6, 2009 for reais into U.S. dollars of R$1.971=US$1.00.

(3)	In accordance with Statement of Financial Accounting Standards No. 128, “Earnings per Share,” or SFAS 128, basic and diluted earnings per share have been calculated, for U.S. GAAP purposes, using the “two class method.” See note 36(d) to our audited consolidated financial statements included elsewhere in this annual report.

	At December 31,
	2004		2005		2006		2007 as restated		2008		2008(1)
	(in millions of reais)										(in millions of US$)
Balance Sheet Data
Brazilian GAAP:
Cash and cash equivalents	R$	2,398	R$	1,730	R$	2,542	R$	584	R$	1,479	US$	750
Short-term investments		—		—		89		1,847		562		285
Trade accounts receivable		2,112		2,153		2,128		2,190		2,210		1,121
Total current assets		5,689		5,272		6,053		5,977		6,139		3,115
Property, plant and equipment, net		8,300		7,593		6,535		5,690		5,902		2,994
Intangible assets		1,136		1,220		1,163		1,237		1,632		828
Total assets		17,403		16,107		15,998		15,535		17,670		8,965
Short-term loans and financing (including current portion of long-term debt)		586		824		971		390		659		334
Short-term debentures		494		608		46		9		12		6
Short-term swaps relating to loans and financing		24		57		116		119		90		46
Total current liabilities		4,696		5,363		4,637		4,412		4,792		2,431
Long-term loans and financing		3,056		2,627		2,370		2,523		2,913		1,478
Long-term debentures		1,020		500		1,580		1,080		1,080		548
Long-term swaps relating to loans and financing		102		292		304		288		132		67
Shareholders’ equity		6,481		5,497		5,528		5,505		6,241		3,166
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

(1)

During the year ended December 31, 2006, our management identified certain errors relating to the U.S. GAAP adjustments for capitalized interest and the depreciation of the step-up in basis of companies under common control that are included in the reconciliation of shareholders’ equity and net income between Brazilian GAAP and U.S. GAAP as of December 31, 2006 and for the year then ended. At that time, our management evaluated the significance of these errors and concluded that the impact was not material to the financial statements taken as a whole and therefore, recorded the effect in the related U.S. GAAP adjustments as of December 31, 2006 and for the year then ended. During the year ended December 31, 2007, our management identified certain additional errors relating to the same U.S. GAAP adjustments that are included in the reconciliation of shareholders’ equity and net income between Brazilian GAAP and U.S. GAAP as of December 31, 2007 and for the year then ended. At that time, our management evaluated the significance of these errors and concluded that the impact was not material to the financial statements taken as a whole and therefore, recorded the effect in the related U.S. GAAP adjustments as of December 31, 2007 and for the year then ended. Subsequent to the issuance of our financial statements for the year ended December 31, 2007 and the acquisition of control of our company by Telemar, our management revised its calculation of the amount of these previously identified errors, reassessed the related impact on the respective years, and concluded that these errors were material to the financial statements taken as a whole. These errors relate to the calculations used to determine the U.S. GAAP adjustments relating to (1) capitalized interest and (2) the step-up in the basis of the fixed assets of certain entities under common control that were contributed to our company, as described in Notes 36(a) and 36(k)(vi), respectively, to our audited consolidated financial statements included elsewhere in this annual report. The errors related to the U.S. GAAP adjustment for capitalized interest arose from miscalculations of (1) the rates used to depreciate capitalized interest and (2) the inclusion of fully depreciated assets in the calculation. This resulted in a restatement to the components of the calculation for this difference included in Note 36(a) to our audited consolidated financial statements included elsewhere in this annual report. While the Brazilian GAAP numbers in this disclosure have been restated, our financial statements prepared under Brazilian GAAP were not impacted as these amounts are estimates used solely for the purpose of the U.S. GAAP adjustment. The error relating to the U.S. GAAP adjustment for the step-up in basis of fixed assets arose from an error in the calculation of the rates used to calculate the depreciation for this item. As a result, the related adjustments in the reconciliation of shareholders’ equity and net income have been restated from the amounts previously reported. The following table sets forth the reconciliation between our shareholders’ equity under U.S. GAAP as previously reported and as restated.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS

(a) Financial Statements

(b) List of Exhibits

1.01	Bylaws of Brasil Telecom S.A., as amended (English translation) (incorporated by reference to Exhibit 1.01 to Form 20-F of Brasil Telecom S.A. filed on July 13, 2009).

2.01	Deposit Agreement, dated as of November 1, 2001, among Brasil Telecom S.A., Citibank N.A. and all Holders and Beneficial Owners of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 99.(A)(II) to Post-Effective Amendment No. 1 to Form F-6 of Brasil Telecom S.A. filed on May 16, 2007).

2.02	Amendment No. 1 to Deposit Agreement, dated as of May 18, 2007, among Brasil Telecom S.A., Citibank N.A. and all Holders and Beneficial Owners from time to time of American Depositary Shares evidenced by American Depositary Receipts issued and outstanding under the Deposit Agreement, dated as of November 1, 2001 (incorporated by reference to Exhibit 99.(A)(I) to Post-Effective Amendment No. 1 to Form F-6 of Brasil Telecom S.A. filed on May 16, 2007).

3.01	Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., L.F. Tel S.A., Fundação Atlântico de Seguridade Social, Asseca Participações S.A. and, as intervening parties, Telemar Participações S.A. and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to Form 6-K of Brasil Telecom S.A. filed on February 19, 2009).

3.02	Private Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., L.F. Tel S.A., Asseca Participações S.A., BNDES Participações S.A. – BNDESPar, Fiago Participações S.A., Fundação Atlântico de Seguridade Social, and, as intervening parties, Telemar Participações S.A., Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Fundação Petrobras de Seguridade Social – PETROS, Fundação dos Economiários Federais – FUNCEF Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to Form 6-K of Brasil Telecom S.A. filed on February 19, 2009).

4.01	Concession Agreement for Local, Switched, Fixed-Line Telephone Service between ANATEL and Brasil Telecom S.A., No. 116/2006, dated December 2005 (English translation) (incorporated by reference to Exhibit 4.01 to Form 20-F of Brasil Telecom S.A. filed on July 13, 2009).

4.02	Schedule of Omitted Concession Agreements for Local Switched, Fixed-Line Telephone Service (incorporated by reference to Exhibit 4.02 to Form 20-F of Brasil Telecom S.A. filed on July 13, 2009).

4.03	Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service between ANATEL and Brasil Telecom S.A., No. 150/2006, dated December 2005 (English translation) (incorporated by reference to Exhibit 4.03 to Form 20-F of Brasil Telecom S.A. filed on July 13, 2009).

4.04	Schedule of Omitted Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service (incorporated by reference to Exhibit 4.04 to Form 20-F of Brasil Telecom S.A. filed on July 13, 2009).

4.05	Statement of Authorization for Personal Mobile Services between ANATEL and Brasil Telecom Celular S.A., No. 026/2002, dated December 18, 2002 (English Translation) (incorporated by reference to Exhibit 4.05 to Form 20-F of Brasil Telecom S.A. filed on July 13, 2009).

4.06	Schedule of Omitted Authorizations for Personal Mobile Services (incorporated by reference to Exhibit 4.06 to Form 20-F of Brasil Telecom S.A. filed on July 13, 2009).

4.07	Instrument of Authorization for the Use of Radio Frequency Blocks for 2G services between ANATEL and 14 Brasil Telecom Celular S.A., No. 24/2004, dated May 3, 2004 (English Translation) (incorporated by reference to Exhibit 4.07 to Form 20-F of Brasil Telecom S.A. filed on July 13, 2009).

4.08	Schedule of Omitted Instruments of Authorization for the Use of Radio Frequency Blocks for 2G services (incorporated by reference to Exhibit 4.08 to Form 20-F of Brasil Telecom S.A. filed on July 13, 2009).

4.09	Instrument of Authorization for the Use of Radio Frequency Blocks for 3G services between ANATEL and 14 Brasil Telecom Celular S.A., No. 24/2008, dated April 29, 2008 (English Translation) (incorporated by reference to Exhibit 4.09 to Form 20-F of Brasil Telecom S.A. filed on July 13, 2009).

4.10	Schedule of Omitted Instruments of Authorization for the Use of Radio Frequency Blocks for 3G services (incorporated by reference to Exhibit 4.10 to Form 20-F of Brasil Telecom S.A. filed on July 13, 2009).

4.11	Stock Option Plan (2000) of Telecomunicações do Paraná S.A. – Telepar (predecessor to Brasil Telecom S.A.) (English Translation) (incorporated by reference to Exhibit 4.11 to Form 20-F of Brasil Telecom S.A. filed on July 13, 2009).

4.12	Stock Option Plan (2007) of Brasil Telecom S.A. (English Translation) (incorporated by reference to Exhibit 4.12 to Form 20-F of Brasil Telecom S.A. filed on July 13, 2009).

8.01	List of subsidiaries (incorporated by reference to Exhibit 8.01 to Form 20-F of Brasil Telecom S.A. filed on July 13, 2009).

12.01	Certification of the Chief Executive Officer of Brasil Telecom S.A. pursuant to the Sarbanes-Oxley Act of 2002.

12.02	Certification of the Chief Financial Officer of Brasil Telecom S.A. pursuant to the Sarbanes-Oxley Act of 2002.

13.01	Certifications of the Chief Executive Officer and the Chief Financial Officer of Brasil Telecom S.A. pursuant to the Sarbanes-Oxley Act of 2002.

There are numerous instruments defining the rights of holders of long-term indebtedness of Brasil Telecom S.A. and its consolidated subsidiaries, none of which authorizes securities that exceed 10% of the total assets of Brasil Telecom S.A. and its subsidiaries on a consolidated basis. Brasil Telecom S.A. hereby agrees to furnish a copy of any such agreements to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on its behalf.

Date: August 7, 2009	BRASIL TELECOM S.A.

/s/ Luiz Eduardo Falco Pires Corrêa
	Name:	Luiz Eduardo Falco Pires Corrêa
	Title:	Chief Executive Officer

Date: August 7, 2009

/s/ Alex Waldemar Zornig
	Name:	Alex Waldemar Zornig
	Title:	Chief Financial Officer

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

During the year ended December 31, 2006, the Company’s management identified certain errors relating to the U.S. GAAP adjustments for capitalized interest and the depreciation of the step-up in basis of companies under common control that are included in the reconciliation of shareholders’ equity and net income between Brazilian GAAP and U.S. GAAP as of December 31, 2006 and for the year then ended. At that time, the Company’s management evaluated the significance of these errors and concluded that the impact was not material to the financial statements taken as a whole and therefore, recorded the effect in the related U.S. GAAP adjustments as of December 31, 2006 and for the year then ended. During the year ended December 31, 2007, the Company’s management identified certain additional errors relating to the same U.S. GAAP adjustments that are included in the reconciliation of shareholders’ equity and net income between Brazilian GAAP and U.S. GAAP as of December 31, 2007 and for the year then ended. At that time, the Company’s management evaluated the significance of these errors and concluded that the impact was not material to the financial statements taken as a whole and therefore, recorded the effect in the related U.S. GAAP adjustments as of December 31, 2007 and for the year then ended. Subsequent to the issuance of the Company’s financial statements for the year ended December 31, 2007 and the acquisition of control of the Company by Telemar, the Company’s management revised its calculation of the amount of these previously identified errors, reassessed the related impact on the respective years, and concluded that these errors were material to the financial statements taken as a whole. As a result, the Company restated the presentation of the reconciliations of differences between Brazilian accounting practices and US GAAP of shareholders’ equity as of December 31, 2007 and net income for the two years period then ended (see Note 36.n.).

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

In preparing the reconciliation of financial statements to U.S. GAAP, the Company reconciles the amortization of capitalized interest using a global average depreciation rate calculated by dividing depreciation expense under Brazilian Corporate Law by the gross balance of fixed assets at the end of the relevant fiscal year under Brazilian Corporate Law. The Company applied this global average depreciation rate to the difference between the basis of the assets included in property, plant and equipment account as determined under Brazilian Corporate Law and as determined under US GAAP to calculate the reconciling adjustment. Because the Company did not exclude the effects of additions, disposals and fully depreciated assets in the calculation of the global average depreciation rate, this methodology produced errors in the calculation of the reconciling adjustment. During the year ended December 31, 2006, the Company’s management identified certain errors relating to the U.S. GAAP adjustments for capitalized interest in the reconciliation of shareholders’ equity and net income between Brazilian GAAP and U.S. GAAP as of December 31, 2006 and for the year then ended. At that time, the Company’s management evaluated the significance of these errors and concluded that the impact was not material to the financial statements taken as a whole and therefore, recorded the effect in the related U.S. GAAP adjustments as of December 31, 2006 and for the year then ended. During the year ended December 31, 2007, the Company’s management identified certain additional errors relating to the same U.S. GAAP adjustments that are included in the reconciliation of shareholders’ equity and net income between Brazilian GAAP and U.S. GAAP as of December 31, 2007 and for the year then ended. At that time, the Company’s management evaluated the significance of these errors and concluded that the impact was not material to the financial statements taken as a whole and therefore, recorded the effect in the related U.S. GAAP adjustments as of December 31, 2007 and for the year then ended. Subsequent to the issuance of the Company’s financial statements for the year ended December 31, 2007 and the acquisition of control of the Company by Telemar, the Company’s management revised its calculation of the amount of these previously identified errors, reassessed the related impact on the respective years, and concluded that these errors were material to the financial statements taken as a whole. As results of these adjustments the figures for the years ended December 31, 2006 and 2007 were restated (see note 36.n.).

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

In preparing the reconciliation of the financial statements to U.S. GAAP, the Company reconciles the depreciation of fair value using a global average amortization rate calculated by dividing amortization expense under Brazilian Corporate Law by the gross balance of goodwill at the end of the relevant fiscal year under Brazilian Corporate Law. The Company applied this global average depreciation rate to the difference between the fixed assets recognized under Brazilian Corporate Law and as determined under U.S. GAAP to calculate the reconciling adjustment. Because the Company did not exclude the effects of additions, disposals and fully depreciated assets in the calculation of the global average depreciation rate, this methodology produced errors in the calculation of the reconciling adjustment. During the year ended December 31, 2006, the Company’s management identified certain errors relating to the U.S. GAAP adjustments for the step-up in basis of companies under common control that are included in the reconciliation of shareholders’ equity and net income between Brazilian GAAP and U.S. GAAP as of December 31, 2006 and for the year then ended. At that time, the Company’s management evaluated the significance of these errors and concluded that the impact was not material to the financial statements taken as a whole and therefore, recorded the effect in the related U.S. GAAP adjustments as of December 31, 2006 and for the year then ended. During the year ended December 31, 2007, the Company’s management identified certain additional errors relating to the same U.S. GAAP adjustments that are included in the reconciliation of shareholders’ equity and net income between Brazilian GAAP and U.S. GAAP as of December 31, 2007 and for the year then ended. At that time, the Company’s management evaluated the significance of these errors and concluded that the impact was not material to the financial statements taken as a whole and therefore, recorded the effect in the related U.S. GAAP adjustments as of December 31, 2007 and for the year then ended. Subsequent to the issuance of the Company’s financial statements for the year ended December 31, 2007 and the acquisition of control of the Company by Telemar, the Company’s management revised its calculation of the amount of these previously identified errors, reassessed the related impact on the respective years, and concluded that these errors were material to the financial statements taken as a whole. As results of these adjustments the reconciliation items for the years ended December 31, 2006 and 2007 were restated (see note 36.n.).

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

BRASIL TELECOM S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of Brazilian reais)

n.	Restatement of Previously Issued Financial Statements

During the year ended December 31, 2006, the Company’s management identified certain errors relating to the U.S. GAAP adjustments for capitalized interest and the depreciation of the step-up in basis of companies under common control that are included in the reconciliation of shareholders’ equity and net income between Brazilian GAAP and U.S. GAAP as of December 31, 2006 and for the year then ended. At that time, the Company’s management evaluated the significance of these errors and concluded that the impact was not material to the financial statements taken as a whole and therefore, recorded the effect in the related U.S. GAAP adjustments as of December 31, 2006 and for the year then ended. During the year ended December 31, 2007, the Company’s management identified certain additional errors relating to the same U.S. GAAP adjustments that are included in the reconciliation of shareholders’ equity and net income between Brazilian GAAP and U.S. GAAP as of December 31, 2007 and for the year then ended. At that time, the Company’s management evaluated the significance of these errors and concluded that the impact was not material to the financial statements taken as a whole and therefore, recorded the effect in the related U.S. GAAP adjustments as of December 31, 2007 and for the year then ended. Subsequent to the issuance of the Company’s financial statements for the year ended December 31, 2007 and the acquisition of control of the Company by Telemar, the Company’s management revised its calculation of the amount of these previously identified errors, reassessed the related impact on the respective years, and concluded that these errors were material to the financial statements taken as a whole. These errors relate to the calculations used to determine the U.S. GAAP adjustments relating to (i) capitalized interest and (ii) the step-up in the basis of the fixed assets of certain entities under common control that were contributed to the Company, as described in Notes 36.a. and 36.k.(vi), respectively. The errors related to the U.S. GAAP adjustment for capitalized interest arose from miscalculations of (i) the rates used to depreciate capitalized interest and (ii) the inclusion of fully depreciated assets in the calculation. This resulted in a restatement to the components of the calculation for this difference included in Note 36.a. While the Brazilian Corporate Law numbers in this table have been restated, the financial statements prepared under Brazilian Corporate Law were not impacted as these amounts are estimates used solely for the purpose of the U.S. GAAP adjustment. The error relating to the U.S. GAAP adjustment for the step-up in basis of fixed assets arose from an error in the calculation of the rates used to calculate the depreciation for this item. As a result, the related adjustments in the reconciliation of shareholders’ equity and net income have been restated from the amounts previously reported. Following are the related impacts:

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