Form 20-F
period 2009-12-31
BRASIL TELECOM SA
filed 2010-07-01
CIK 1160846

As filed with the Securities and Exchange Commission on June 30, 2010

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009

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

Bayard de Paoli Gontijo

Investor Relations Director

Rua Humberto de Campos, 425

7º andar

Leblon, Rio de Janeiro, RJ, Brazil 22430-190

Tel: +55 21 3131-1208

bayard.gontijo@oi.net.br

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Common Shares, without par value, each represented by American Depositary Shares	New York Stock Exchange
Preferred Shares, without par value, each represented by American Depositary Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The total number of issued shares of each class of stock of Brasil Telecom S.A. as of December 31, 2009 was:

203,423,176 common shares, without par value

399,597,370 preferred shares, without par value

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

On June 28, 2010, the exchange rate for reais into U.S. dollars was R$1.783 to US$1.00, based on the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank. The selling rate was R$1.741 to US$1.00 at December 31, 2009, R$2.337 to US$1.00 at December 31, 2008, and R$1.771 to US$1.00 at December 31, 2007, in each case, as reported by the Central Bank. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate at June 28, 2010 may not be indicative of future exchange rates. See “Item 3. Key Information—Exchange Rates” for information regarding exchange rates for the real since January 1, 2005.

Solely for the convenience of the reader, we have translated some amounts included in “Item 3. Key Information—Selected Financial Information” and in this annual report from reais into U.S. dollars using the selling rate as reported by the Central Bank at December 31, 2009 of R$1.741 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

Unless otherwise indicated or the context otherwise requires:

•	all references to “Brasil Telecom” are to Brasil Telecom S.A.;

•	all references to “our company,” “we,” “our,” “ours,” “us” or similar terms are to Brasil Telecom S.A. and its consolidated subsidiaries;

•

all references to our Common ADSs are to American Depositary Shares, or ADSs, each representing one common share of our company, all references to our Preferred ADSs are to ADSs, each representing three preferred shares of our company, and all references to our ADSs are to our Common ADSs and Preferred ADSs;

•	all references to “Brazil” are to the Federative Republic of Brazil; and

•	all references to the “Brazilian government” are to the federal government of the Federative Republic of Brazil.

Financial Statements

We maintain our books and records in reais.

Our consolidated financial statements at December 31, 2009 and 2008 and for the three years ended December 31, 2009 have been audited, as stated in the report appearing herein, and are included in this annual report.

We prepare our consolidated financial statements in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, which are based on:

•	Brazilian Law No. 6,404/76, as amended by Brazilian Law No. 9,457/97, Brazilian Law No. 10,303/01, and Brazilian Law No. 11,638/07, which we refer to collectively as the Brazilian Corporation Law;

•	the rules and regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM; and

•

the accounting standards issued by the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil), the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade), and the Brazilian Accounting Standards Committee (Comitê de Pronunciamentos Contábeis), or the CPC.

On December 28, 2007, the Brazilian government enacted Law No. 11,638/07, which became effective on January 1, 2008, amended the Brazilian Corporation Law and changed certain accounting policies under Brazilian GAAP. In December 2008, the CVM issued Deliberação 565/08, or Deliberation 565/08, implementing these changes in accounting policies. For a discussion of the principal changes introduced by Law No. 11,638/07 and Deliberation 565/08 as they relate to our financial statements, see note 2 to our audited consolidated financial statements included in this annual report.

Brazilian GAAP differs in certain important respects from accounting principles generally accepted in the United States, or U.S. GAAP. For a discussion of certain differences relating to our financial statements, see note 32 to our audited consolidated financial statements included in this annual report.

Share Split

On April 10, 2007, we authorized the reverse split of all of our issued common shares and preferred shares into one share for each 1,000 issued shares. This reverse share split became effective on May 14, 2007. In connection with this reverse share split, we authorized a change in the ratio of our Preferred ADS. Upon the effectiveness of our reverse share split and the ratio change, the ratio of our preferred shares to our Preferred ADSs, changed from 3,000 preferred shares per Preferred ADS to three preferred shares per Preferred ADS. All references to numbers of shares and dividend amounts in this annual report have been adjusted to give effect to the 1,000-for-one reverse share split.

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

•

the Brazilian government’s telecommunications policies that affect the telecommunications industry and our business in general, including issues relating to the remuneration for the use of our network, and changes in or developments of ANATEL regulations applicable to us;

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

Selected Financial Information

The following Brazilian GAAP selected financial data have been derived from our consolidated financial statements. The selected financial data at December 31, 2009 and 2008 and for the three years ended December 31, 2009 have been derived from our audited consolidated financial statements included in this annual report. The selected financial data at December 31, 2007, 2006 and 2005 and for the years ended December 31, 2006 and 2005 have been derived from our audited consolidated financial statements that are not included in this annual report, other than the U.S. GAAP reconciliation of this selected financial data at December 31, 2005 and for the year ended December 31, 2005 as described below.

The following U.S. GAAP selected financial data have been derived from our consolidated financial statements. The selected financial data at December 31, 2009 and 2008 and for the three years ended December 31, 2009 have been derived from our audited consolidated financial statements included in this annual report. The selected financial data at December 31, 2007 and for the year ended December 31, 2006 have been derived from our consolidated financial statements that are not included in this annual report. As decribed below, for periods prior to January 8, 2009, Brasil Telecom has determined that for U.S. GAAP purposes, Invitel S.A., or Invitel, is its predecessor entity. Invitel has not prepared a reconciliation to U.S. GAAP of its net income and shareholders’ equity as of December 31, 2006 or 2005 or for the year ended December 31, 2005 and consequently, selected financial information under U.S. GAAP has not been presented for these dates or this period.

Our consolidated financial statements are prepared in accordance with Brazilian GAAP, which differs in certain important respects from U.S. GAAP. For a discussion of certain differences relating to our financial statements, see note 32 to our audited consolidated financial statements included in this annual report.

As described in “Item 4. Information on the Company—Our History and Development—Acquisition by Telemar,” on July 31, 2009, (1) Invitel merged with and into Solpart Participações S.A., or Solpart, with Solpart as the surviving company, (2) Solpart merged with and into Copart 1 Participaçoes S.A., or Copart 1, with Copart 1 as the surviving company, (3) Copart 1 merged with and into Brasil Telecom Participaçoes S.A., or Brasil Telecom Holding, with Brasil Telecom Holding as the surviving company, and (4) Copart 2 Participações S.A., or Copart 2, merged with and into Brasil Telecom, with Brasil Telecom as the surviving company. As described in “Item 4. Information on the Company—Our History and Development—Acquisition by Telemar,” on September 30, 2009, Brasil Telecom Holding merged with and into Brasil Telecom. Under U.S. GAAP, because Copart 1 controlled Invitel as from January 8, 2009 and Coari Participaçoes S.A., or Coari, a wholly-owned subsidiary of Telemar Norte Leste S.A., or Telemar, controlled both Copart 1 and Copart 2, the mergers of Invitel into Solpart, Solpart into Copart 1, Copart 1 into Brasil Telecom Holding, Copart 2 into Brasil Telecom and Brasil Telecom holding into Brasil Telecom each represent reorganizations of entities under common control. As a result, these mergers were accounted for in a manner similar to a pooling-of-interests, whereby the financial statements of Brasil Telecom as the surviving entity are presented on a consolidated basis as from January 8, 2009, the period during which Copart 1, Copart 2 and Brasil Telecom were under common control, and include the assets and liabilities of Brasil Telecom at the historical carrying values recorded by Copart 1 and Copart 2. The historical carrying values of Copart 1 and Copart 2 reflect the purchase accounting recorded under U.S. GAAP in accordance with FASB Accounting Standard Codification – ASC 805 Business Combinations, under which 100% of the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the subsidiaries of Invitel were recorded at their fair values on January 8, 2009. For periods prior to January 8, 2009, Brasil Telecom has determined that for U.S. GAAP purposes, Invitel is its predecessor entity.

Under Brazilian GAAP, the concept of the predecessor entity is not applied. Consequently, the reconciliation to U.S. GAAP of our net income and shareholders equity as of December 31, 2008 and for the two years then ended included in our audited financial statements reconciles our Brazilian GAAP net income and shareholders equity to those of Invitel. The reconciliation to U.S. GAAP of our net income and shareholders equity as of and for the year ended December 31, 2009 included in our audited financial statements reconciles our Brazilian GAAP net income and shareholders equity to the combined balances of Copart 1 and Copart 2, since the accounting basis of our assets and liabilities changed as a result of the acquisition of control of our company by Copart 1 and the subsequent mergers.

We have included information with respect to the dividends and/or interest attributable to shareholders’ equity paid to holders of our common shares and preferred shares since January 1, 2005 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date under the caption “Item 8. Financial Information—Dividends and Dividend Policy—Payment of Dividends.”

This selected financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and our audited consolidated financial statements included in this annual report.

	For the Year Ended December 31,
	2005(1)		2006		2007		2008		2009		2009(2)
	(in millions of reais, except per share amounts and as otherwise indicated)										(in millions of US$, except per share amounts)
Statement of Operations Data
Brazilian GAAP:
Net operating revenue	R$	10,139	R$	10,297	R$	11,216	R$	11,581	R$	10,879	US$	6,249
Cost of sales and services		(6,526)		(6,465)		(6,362)		(6,180)		(5,906)		(3,392)

Gross profit		3,613		3,832		4,854		5,401		4,973		2,856
Operating expenses		(3,547)		(2,976)		(3,393)		(3,409)		(6,244)		(3,586)

Operating income (loss) before financial expense, net		66		855		1,461		1,991		(1,271)		(730)
Financial expense, net		(596)		(312)		(368)		(412)		(281)		(161)

Operating income (loss)		(530)		543		1,093		1,579		(1,552)		(891)
Non-operating income (expenses), net		(149)		—		—		—		—		—

Income (loss) before taxes and non-controlling interest		(679)		543		1,093		1,579		(1,552)		(891)
Income tax and social contribution tax benefit (expense)		389		(101)		(295)		(551)		411		236
Non-controlling interest		(13)		3		2		2		(2)		(1)

Net income (loss)	R$	(303)	R$	445	R$	800	R$	1,030	R$	(1,143)	US$	(657)

Number of shares outstanding at year end, excluding treasury shares (in thousands)		541,619		547,272		547,272		547,499		589,789		589,789
Net income (loss) per share at year end	R$	(0.56)	R$	0.81	R$	1.46	R$	1.88	R$	(1.94)	US$	(1.11)
Net income (loss) per ADS at year end		(1.67)		2.43		4.38		5.65		(5.82)		(3.34)

(1)

On December 28, 2007, the Brazilian government enacted Law No. 11,638/07, which became effective on January 1, 2008, amended the Brazilian Corporation Law and changed certain accounting policies under Brazilian GAAP. In December 2008, the CVM issued Deliberation 565/08 implementing these changes in accounting policies. For a discussion of the principal changes introduced by Law No. 11,638/07 and Deliberation 565/08 as they relate to our financial statements, see note 2 to our audited consolidated financial statements included in this annual report. In order to make our financial statements for the two years ended December 31, 2007 comparable to our financial statements for the two years ended December 31, 2009, we restated the statement of operations presented in our previously issued financial statements for the two years ended December 31, 2007 included in our consolidated financial statements to conform to the changes in accounting policy introduced by Law No. 11,638/07 and Deliberation No. 565/08. We have not restated our financial statements for the year ended December 31, 2005 to conform to these changes in accounting policy because we cannot provide this information without unreasonable effort and expense and, therefore, the selected financial data at and for these periods may not be comparable.

(2)	Translated for convenience only using the selling rate as reported by the Central Bank at December 31, 2009 for reais into U.S. dollars of R$1.741=US$1.00.

	For the Year Ended December 31,
	2006		2007		2008		2009		2009(1)
	(in millions of reais, except per share amounts and as otherwise indicated)								(in millions of US$, except per share amounts)
Statement of Operations Data
U.S. GAAP:
Net operating revenue	R$	10,297	R$	11,215	R$	11,582	R$	10,898	US$	6,260
Net income (loss)		628		1,046		1,088		4,882		2,804
Net income (loss) attributable to controlling shareholders (2)		(67)		31		(43)		4,811		2,763
Net income attributable to non-controlling shareholders (2)		695		1,015		1,132		71		41
Net income (loss) per share: (3)
Common shares – basic and diluted		(0.33)		0.05		(0.21)		8.16		4.69
Preferred shares – basic and diluted		—		0.05		—		8.16		4.69
ADSs – basic and diluted
Weighted average shares outstanding (in thousands): (4)
Common shares – basic and diluted		203,423		203,423		203,423		203,423		203,423
Preferred shares – basic and diluted		383,093		385,919		386,053		386,257		386,257

(1)	Translated for convenience only using the selling rate as reported by the Central Bank at December 31, 2009 for reais into U.S. dollars of R$1.741=US$1.00.
(2)	We adopted the provisions of FASB ASC 810-10-65-1, related to non-controlling interest, as of January 1, 2009 and retrospectively adjusted the presentation for the years ended December 31, 2008 and 2007.
(3)	In accordance with FASB ASC 260, basic and diluted earnings per share have been calculated, for U.S. GAAP purposes, using the “two class method.” See note 32 (e) to our audited consolidated financial statements which are included in this annual report.
(4)	We have treated the issuance and cancelation of shares resulting from the 2009 restructuring, as described in Note 1.b to our financial statements, retroactively for all periods presented.

	At December 31,
	2005(1)		2006(1)		2007		2008		2009		2009(2)
	(in millions of reais)										(in millions of US$)
Balance Sheet Data
Brazilian GAAP:
Cash and cash equivalents	R$	1,730	R$	2,542	R$	584	R$	1,479	R$	1,717	US$	986
Short-term investments		—		89		1,847		562		382		219
Trade accounts receivable		2,153		2,128		2,190		2,210		1,992		1,144
Total current assets		5,272		6,053		5,962		6,107		5,674		3,259
Property, plant and equipment, net		7,593		6,535		5,690		5,902		6,993		4,017
Intangible assets		1,220		1,163		1,237		1,632		1,572		903
Total assets		16,107		15,998		15,461		17,540		22,756		13,071
Short-term loans and financing (including current portion of long-term debt)		1,489		1,133		518		761		1,003		575
Total current liabilities		5,363		4,637		4,397		4,760		4,506		2,588
Long-term loans and financing		3,419		4,254		3,891		4,125		3,637		2,088
Shareholders’ equity		5,497		5,528		5,505		6,241		11,095		6,373

(1)	On December 28, 2007, the Brazilian government enacted Law No. 11,638/07, which became effective on January 1, 2008, amended the Brazilian Corporation Law and changed certain accounting policies under Brazilian GAAP. In December 2008, the CVM issued Deliberation 565/08 implementing these changes in accounting policies. For a discussion of the principal changes introduced by Law No. 11,638/07 and Deliberation 565/08 as they relate to our financial statements, see note 2 to our audited consolidated financial statements included in this annual report. In order to make our financial statements at December 31, 2007 comparable to our financial statements at December 31, 2009 and 2008, we restated our previously issued financial statements at December 31, 2007 included in our consolidated financial statements to conform to the changes in accounting policy introduced by Law No. 11,638/07 and Deliberation No. 565/08. We have not restated our financial statements at December 31, 2006 or 2005 to conform to these changes in accounting policy because we cannot provide this information without unreasonable effort and expense and, therefore, the selected financial data at and for these periods may not be comparable.

(2)	Translated for convenience only using the selling rate as reported by the Central Bank at December 31, 2009 for reais into U.S. dollars of R$1.741=US$1.00.

	At December 31,
	2007		2008		2009		2009(1)
	(in millions of reais)						(in millions of US$)
Balance Sheet Data
U.S. GAAP:
Cash and cash equivalents	R$	838	R$	2,761	R$	1,718	US$	987
Short-term investments		3,163		776		382		219
Intangible assets		3,421		3,855		15,478		8,890
Property, plant and equipment, net		5,861		6,026		11,243		6,458
Total assets		20,154		21,860		39,281		22,562
Short-term loans, financing and debentures (including current portion of long-term debt)		1,393		1,627		1,003		576
Short-term swaps relating to loans and financing		119		90		—		—
Long-term loans, financing and debentures		3,603		3,993		3,638		2,090
Long-term swaps relating to loans and financing		288		132		—		—
Total liabilities (including funds for capitalization and non-controlling interest)		11,172		12,437		15,035		8,636
Shareholders’ equity		8,982		9,422		24,246		13,926
Shareholders’ equity attributable to controlling shareholders (2)		1,584		1,264		16,569		9,517
Shareholders’ equity attributable to non-controlling shareholders (2)		7,398		8,158		7,677		4,410

(1)	Translated for convenience only using the selling rate as reported by the Central Bank at December 31, 2009 for reais into U.S. dollars of R$1.741=US$1.00.
(2)	We adopted the provisions of FASB ASC 810-10-65-1, related to non-controlling interest, as of January 1, 2009 and retrospectively adjusted the presentation for the years ended December 31, 2008 and 2007.

Exchange Rates

Prior to March 14, 2005, there were two principal foreign exchange markets in Brazil:

•	the commercial rate exchange market; and

•	the floating rate exchange market.

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

Foreign exchange rates continue to be freely negotiated, but may be influenced from time to time by Central Bank intervention. From March 1995 through January 1999, the Central Bank allowed the gradual depreciation of the real against the U.S. dollar. In January 1999, the Central Bank allowed the real/U.S. dollar exchange rate to float freely. Since then, the real/U.S. dollar exchange rate has been established mainly by the Brazilian interbank market and has fluctuated considerably. From December 31, 2000 through December 31, 2002, the real depreciated by 80.6% against the U.S. dollar. From December 31, 2002 through December 31, 2007, the real appreciated by 49.9% against the U.S. dollar. From December 31, 2007 through December 31, 2008, the real depreciated by 32.0% against the U.S. dollar and during 2009 the real appreciated by 25.5% against the U.S. Dollar. At June 28, 2010, the selling rate for U.S. dollars was R$1.783 per US$1.00. In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to allow the real to float freely or will intervene in the exchange rate market through a currency band system or otherwise, or that the exchange market will not be volatile as a result of political or economic instability or other factors. We also cannot predict whether the real will depreciate or appreciate in value in relation to the U.S. dollar in the future.

The following table shows the commercial selling rate or selling rate, as applicable, for U.S. dollars for the periods and dates indicated. The information in the “Average” column represents the average of the exchange rates on the last day of each month during the periods presented.

	Reais per U.S. Dollar
Year	High		Low		Average		Period End
2005	R$	2.762	R$	2.163	R$	2.413	R$	2.341
2006		2.371		2.059		2.168		2.138
2007		2.156		1.733		1.930		1.771
2008		2.500		1.559		1.834		2.337
2009		2.422		1.702		1.994		1.741

	Reais per U.S. Dollar
Month	High		Low
December 2009	R$	1.788	R$	1.710
January 2010		1.875		1.723
February 2010		1.877		1.805
March 2010		1.823		1.764
April 2010		1.781		1.731
May 2010		1.881		1.732
June 2010 (through June 28)		1.866		1.766

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

Risks Relating to the Brazilian Telecommunications Industry and Our Company

Our fixed-line telecommunications services face increased competition from mobile services providers, other fixed-line service providers and cable television service providers, which may adversely affect our revenues and margins.

Our fixed-line telecommunications services in Region II (which consists of the Federal District of Brazil and nine states of Brazil located in the western, central and southern regions of Brazil) face increasing competition from mobile services as the prices for mobile services decline and approach those of fixed-line services. Based on information available from ANATEL, from December 2006 to December 2009, the number of fixed lines in service in Brazil increased from 38.8 million to 41.5 million. We expect (1) the number of fixed lines in service in Brazil to continue to stagnate or decline, as certain customers eliminate their fixed-line services in favor of mobile services, and (2) the use of existing fixed lines to decrease as customers substitute calls on mobile phones in place of fixed-line calls as a result of promotional mobile rates (such as free calls within a mobile provider’s network). The rate at which the number of fixed lines in service in Brazil declines depends on many factors beyond our control, such as economic, social, technological and other developments in Brazil. In addition, new fixed lines that we install are expected to be less profitable than existing ones because new fixed-line customers generally have lower average incomes than our existing customers, subscribe to our lower cost service plans and generate fewer chargeable minutes of usage. Our traditional local fixed-line telecommunications services represented 36.5% of our gross operating revenue for the year ended December 31, 2009. Because we derive a significant portion of our operating revenue from our traditional local fixed-line telecommunications services, a reduction in the number of our fixed-lines in service would negatively affect our operating revenue and margins.

We also compete in the market for local fixed-line services with other fixed-line service providers, primarily with Empresa Brasileira de Telecomunicações – Embratel, or Embratel, and GVT S.A., or GVT. Embratel competes with us for residential customers through services that it provides using the cable infrastructure of its affiliate, Net Serviços de Comunicação S.A., or Net. Net is a cable television company that is our main competitor in the broadband services market. Embratel and Net are affiliates of Teléfonos de México S.A.B. de C.V., or Telmex, one of the leading telecommunications service providers in Latin America. Under an agreement entered into between Embratel and Net in November 2005, Net offers integrated voice, broadband and pay television services to the Brazilian residential market through a single network infrastructure. In addition, we compete with smaller companies that have been authorized by ANATEL to provide local fixed-line services in Region II. Embratel, GVT and Net are each controlled by multinational companies that may have more significant financial and marketing resources, and greater abilities to access capital on a timely basis and on more favorable terms, than our company.

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

The mobile services market in Brazil is extremely competitive. We had an estimated 16.0% share of the mobile services market in Region II as of December 31, 2009, based on information available from ANATEL. We face competition in Region II from large competitors such as Vivo Participações S.A., or Vivo, Telecom Americas Group, which markets its services under the brand name “Claro,” and TIM Participações S.A., or TIM, which had estimated market shares of 31.5%, 28.3% and 23.9% in Region II, respectively, as of December 31, 2009, based on information available from ANATEL. Vivo, TIM and Telecom Americas Group are each controlled by multinational companies that may have more significant financial and marketing resources, and greater abilities to access capital on a timely basis and on more favorable terms, than our company.

Our ability to generate revenues from our mobile services business depends on our ability to increase and retain our customer base. Each additional customer subscribing to our service entails costs, including sales commissions and marketing costs. Recovering these costs depends on our ability to retain such customers. Therefore, high rates of customer churn could have a material adverse effect on the profitability of our mobile services business. During 2009, our average customer churn rate in the mobile services segment, representing the number of subscribers whose service was disconnected during each month, whether voluntarily or involuntarily, divided by the number of subscribers at the beginning of such month, was 4.6% per month.

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

In Brazil, unlike in the United States, a caller chooses its preferred long-distance carrier for each long-distance call, whether originated from a fixed-line telephone or a mobile handset, by dialing such carrier’s long-distance carrier selection code (Código de Seleção de Prestadora). The long-distance services market in Brazil is highly competitive. Our principal competitors for long-distance services originating on fixed-line telephones in Region II are Embratel and GVT. We compete for long-distance services originating on mobile telephones in Region II with Embratel, Telecomunicações de São Paulo S.A., or Telesp, and TIM. Generally, callers placing long-distance calls in Brazil from their fixed-line telephones tend to select the long-distance carrier affiliated with the provider of their fixed-line service. Similarly, callers placing long-distance calls in Brazil from their mobile handsets tend to select the long-distance carrier affiliated with the provider of their mobile or fixed-line service. Embratel, as the incumbent long-distance service provider, is the most aggressive of these competitors, offering discounts and other promotions from time to time in an effort to increase its market share in the long-distance market. Competition in the long-distance market may require us to increase our marketing expenses or provide services at lower rates than those we currently expect to charge for such services. If competition in the domestic long-distance market increases, it could have a material adverse effect on our revenues and margins. See “Item 4. Information on the Company—Competition—Long-Distance Services.”

Data transmission services are not subject to significant regulatory restrictions and, as a result, we face an increasing amount of competition in this business.

Competition in data transmission services is not subject to significant regulatory restrictions and, therefore, the market is open to a large number of competitors. Some competitors, such as cable operators, offer telephone and broadband services, which do not require them to use our fixed-line network, thereby allowing them to reach our customers without paying interconnection fees to our company. Additionally, although these auctions have not yet been scheduled, we anticipate that ANATEL will auction radio frequency licenses that will be used to establish Worldwide Interoperability for Microwave Access, or WiMax, networks in the second half of 2010 or in 2011. The implementation of WiMax networks may allow other internet service providers, or ISPs. to deploy wireless Internet Protocol, or IP, networks over a much greater area, for a much lower cost, than previously possible. This reduced deployment cost may give our competitors, or new entrants into the data transmission market, the ability to provide Voice over Internet Protocol, or VoIP, and other data services over WiMax networks at lower rates than we are able to offer.

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

Companies in the telecommunications industry must adapt to rapid and significant technological changes that are usually difficult to anticipate. The mobile telecommunications industry in particular has experienced rapid and significant technological development and frequent improvements in capacity, quality and data-transmission speed. Technological changes may render our equipment, services and technology obsolete or inefficient, which may adversely affect our competitiveness or require us to increase our capital expenditures in order to maintain our competitive position. For example, we made significant investments in 2008 and 2009 in connection with the implementation of our Universal Mobile Telecommunications System services, which we refer to as 3G services, in Region II. While we have been upgrading our fixed-line networks with technologically advanced fiber optic cable with a microwave overlay for use in our long-distance services, it is possible that alternative technologies may be developed that are more advanced than those we currently provide. If ANATEL auctions radio frequency spectrum for use in the development of WiMax networks, we expect that we may be required to participate in these auctions and deploy a WiMax network to remain competitive in the broadband services market. Even if we adopt new technologies in a timely manner as they are developed, the cost of such technology may exceed the benefit to us, and we cannot assure you that we will be able to maintain our level of competitiveness.

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

In furtherance of ANATEL’s short-term regulatory agenda:

•

ANATEL has proposed amendments to our concession agreements which are expected to become effective on January 1, 2011 as described in “Item 4. Information on the Company—Concessions, Authorizations and Licenses.”

•

ANATEL has proposed new regulations under which it would grant licenses to use radio spectrum in the 450 Mhz band to telecommunications providers that agree to provide mobile services in rural areas. The public consultation period for these regulations has expired and we expect that ANATEL will adopt final regulations by the end of 2010.

•

ANATEL is developing criteria for the evaluation of telecommunications providers to determine which providers have significant market power. We expect that these criteria will be submitted for public comment by the end of 2010.

•	We expect that ANATEL will submit additional proposed regulations for public comment by the end of 2010 to address the remaining items on its announced short-term agenda.

We cannot predict when regulations regarding these matters will be proposed or adopted or whether these regulations will be adopted as proposed. Some of these regulations, if adopted, may have adverse effects on our revenues, costs and expenses, results of operations or financial position.

In May 2010, Executive Decree No. 7,175/10 was adopted which created the National Broadband Plan. The goal of the National Broadband Plan is to make broadband access available at low cost, regardless of technology, throughout Brazil. The Brazilian government is studying options to achieve this goal, including mandating Telecomunicações Brasileiras S.A., or Telebrás, to manage all of the broadband infrastructure owned by the Brazilian government and to build or otherwise acquire the use of the infrastructure necessary to implement this plan. Executive Decree No. 7,175/10 also instructed ANATEL to adopt new regulations relating to unbundling of telecommunications services and the pricing of backhaul services. As a result of the adoption of the National Broadband Plan, we expect that ANATEL will propose additional modifications to the General Plan on Universal Service (Plano Geral de Metas de Universalização) as part of the pending modifications of these concession agreements. We cannot predict when regulations regarding these matters will be proposed or adopted or whether these regulations will be adopted as proposed. Some of these regulations, if adopted, may have adverse effects on our revenues, costs and expenses, results of operations or financial position.

We cannot predict whether ANATEL, the Brazilian Ministry of Communications (Ministério das Comunicações) or the Brazilian government will adopt other telecommunications sector policies in the future or the consequences of such policies on our business and the business of our competitors.

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

In 2009, monthly subscription fees represented 21.9% of our gross operating revenue. The enactment of legislation terminating the monthly subscription fees would have a material adverse effect on our results of operations.

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

On March 30, 2009, ANATEL published a public notice of the proposed modifications to these concession agreements. In this public notice, ANATEL proposed an amendment to the General Plan on Universal Service that would require us to:

•

double the backhaul capacity to the 20 municipalities (municípios), which are analogous to counties in the U.S., affected by the April 2008 amendment to our concession agreements described under “Item 4. Information on the Company—Concessions, Authorizations and Licenses”;

•	provide high-speed transmission lines (2.5 gigabytes per second (Gbps)) to the 1,400 municipalities in our concession area in which we did provide internet service as of April 2008; and

•

provide service to a large number of additional areas, including indigenous villages, rural schools, health clinics, military bases, federal and state highway police stations, public aerodromes and environmental conservation organizations, which would require the fixed-line concessionaires to install an aggregate of up to approximately 110,000 additional public telephones (Terminais de Uso Público), mostly in rural areas.

In order to mitigate the costs related to the General Plan on Universal Service, ANATEL proposed a reduction in the number of public telephones required per inhabitant from 6.0 per 1,000 inhabitants to 4.5 per 1,000 inhabitants. The public consultation period in connection with the March 30, 2009 public notice ended on June 22, 2009, although the final amendments to our concession agreements have not yet been determined. The final modifications will become effective on January 1, 2011. As a result of the adoption of the National Broadband Plan, we expect that ANATEL will propose additional modifications to the General Plan on Universal Service as part of the pending modifications of these concession agreements.

Our obligations under the concession agreements may be subject to revision in connection with each amendment. We cannot assure you that any of these amendments will not impose requirements on our company that will require us to undertake significant capital expenditures or will not modify the rate-setting procedures applicable to us in a manner that will significantly reduce the gross operating revenue that we generate from our fixed-line businesses. If the amendments to our concession agreements have these effects, our business, financial condition and results of operations could be materially adversely affected.

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

Our local fixed-line and domestic long-distance concession agreements, as well as our authorizations to provide personal mobile services, contain certain obligations, and our failure to comply with these obligations may result in various fines and penalties imposed on us by ANATEL.

Our local fixed-line and domestic long-distance concession agreements contain terms reflecting the General Plan on Universal Service, the General Plan on Quality Goals (Plano Geral de Metas de Qualidade) and other regulations adopted by ANATEL and implemented in 2006, the terms of which could affect our financial condition and results of operations. Our local fixed-line concession agreements also require us to meet certain network expansion, quality of service and modernization obligations in each of the states in Region II. In the event of noncompliance with ANATEL targets in any one of these states, ANATEL can establish a deadline for achieving the targeted level of such service, impose penalties and, in extreme situations, terminate our concession agreements for noncompliance with its quality and universal service obligations. See “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry—Regulation of Fixed-Line Services.”

On an almost weekly basis, we receive inquiries from ANATEL requiring information from us on our compliance with the various service obligations imposed on us by our concession agreements. If we are unable to respond satisfactorily to those inquiries or comply with our service obligations under our concession agreements, ANATEL may commence administrative proceedings in connection with such noncompliance. We have received numerous notices of the commencement of administrative proceedings from ANATEL, mostly due to our inability to achieve certain targets established in the General Plan on Quality Goals and the General Plan on Universal Service, among others. We have recorded provisions in the amount of R$201 million as of December 31, 2009 in connection with fines sought to be imposed by ANATEL. Additional fines from ANATEL or fines in excess of the provisioned amount could adversely impact our financial condition and results of operations. See “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry” and “Item 8. Financial Information—Legal Proceedings—Civil Claims—Administrative Proceedings.”

In addition, our authorizations to provide personal mobile services contain certain obligations requiring us to meet network scope and quality of service targets. If we fail to meet these obligations, we may be fined by ANATEL until we are in full compliance with our obligations and, in extreme circumstances, our authorizations could be revoked by ANATEL. See “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry—Regulation of Mobile Services—Obligations of Personal Mobile Services Providers.”

We may be unable to implement our plans to expand and enhance our existing mobile networks in a timely manner or without unanticipated costs, which could hinder or prevent the successful implementation of our business plan and result in revenues and net income being less than expected.

Our ability to achieve our strategic objectives relating to our mobile services depends in large part on the successful, timely and cost-effective implementation of our plans to expand and enhance our mobile networks. Factors that could affect this implementation include:

•	our ability to generate cash flow or to obtain future financing necessary the implementation of our projects;

•	delays in the delivery of telecommunications equipment by our vendors;

•	the failure of the telecommunications equipment supplied by our vendors to comply with the expected capabilities; and

•	delays resulting from the failure of third-party suppliers or contractors to meet their obligations in a timely and cost-effective manner.

Although we believe that our cost estimates and implementation schedule are reasonable, we cannot assure you that the actual costs or time required to complete the implementation of these projects will not substantially exceed our current estimates. Any significant cost overrun or delay could hinder or prevent the successful implementation of our business plan and result in revenues and net income being less than expected.

We depend on key suppliers and vendors to provide equipment that we need to operate our business. If these suppliers or vendors fail to provide equipment or service to us on a timely basis, we could experience disruptions, which could have an adverse effect on our revenues and results of operations.

We depend upon various key suppliers and vendors, including Alcatel-Lucent, Nokia and Huawei, to provide us with network equipment, which we need in order to expand and operate our business. These suppliers may, among other things, extend delivery times, raise prices or limit supply due to their own shortages and business requirements. If these suppliers or vendors fail to provide equipment or service to us on a timely basis, we could experience disruptions, which could have an adverse effect on our revenues and results of operations, and we might be unable to satisfy the requirements contained in our concession and authorization agreements.

Our controlling shareholder, TmarPart, has control over us and our controlled companies and TmarPart’s interests may not be aligned with your interests.

We are controlled indirectly by Telemar Participações S.A., or TmarPart, which, as of June 28, 2010 indirectly controlled 79.6% of our voting shares. TmarPart’s shareholders are parties to two shareholders’ agreements governing their equity interests in TmarPart. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—TmarPart Shareholders’ Agreements.” Our controlling shareholder and its controlling shareholders are entitled to appoint a majority of the members of our board of directors, and they have the power to determine the decisions to be taken at our shareholders’ meetings on matters of our management that require the prior authorization of our shareholders, including in respect of the authorization of related party transactions, corporate restructurings and the date of payment of dividends and other capital distributions. The decisions of our controlling shareholder and its controlling shareholders on these matters may be contrary to the expectations or preferences of holders of our securities, including holders of our common shares, preferred shares and ADSs.

We have a substantial amount of existing debt, which could restrict our financing and operating flexibility and have other adverse consequences.

At December 31, 2009, we had total consolidated indebtedness, excluding swap adjustments, of R$4,443 million and a ratio of debt to equity of 0.40:1.

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

If our growth in net operating revenue slows or declines in a significant manner, for any reason, we may not be able to continue servicing our debt. If we are unable to meet our debt service obligations or comply with our debt covenants, we could be forced to renegotiate or refinance our indebtedness, seek additional equity capital or sell assets. We may be unable to obtain financing or sell assets on satisfactory terms, or at all. For more information regarding our debt instruments and our indebtedness at December 31, 2009, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

We are subject to numerous legal and administrative proceedings, which could adversely affect our business, results of operations and financial condition.

We are subject to numerous legal and administrative proceedings. It is difficult to quantify the potential impact of these legal and administrative proceedings. We classify our risk of loss from legal and administrative proceedings as “probable,” “possible” or “remote.” We make provisions for probable losses but do not make provisions for possible and remote losses. At December 31, 2009, we had provisioned R$1,873 million for probable losses relating to various tax, labor and civil legal and administrative proceedings against us.

At December 31, 2009, we had claims against us of approximately R$1,778 million in tax proceedings, R$1,129 in labor proceedings and R$1,257 million in civil proceedings with a risk of loss classified as “possible” and for which we had made no provisions. See note 25 to our audited consolidated financial statements included in this annual report.

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

We are subject to potential liabilities relating to our third-party service providers, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to potential liabilities relating to our third-party service providers. Such potential liabilities may involve claims by employees of third-party service providers directly against us as if we were the direct employer of such employees, as well as claims against us for secondary liability for, among other things, occupational hazards, wage parity or overtime pay, in the event that such third-party service providers fail to meet their obligations to their employees. We have not recorded any provisions for such claims, and significant judgments against us could have a material adverse effect on our business, financial condition and results of operations.

We are subject to delinquencies of our accounts receivables. If we are unable to limit payment delinquencies by our customers, or if delinquent payments by our customers increase, our financial condition and results of operations could be adversely affected.

Our business significantly depends on our customers’ ability to pay their bills and comply with their obligations to us. In 2009, we recorded provisions for doubtful accounts in the amount of R$550, primarily due to subscribers’ delinquencies. As a percentage of our gross operating revenue, our provision for doubtful accounts was 3.1% at December 31, 2009.

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

Our operations depend on our ability to maintain, upgrade and operate efficiently our accounting, billing, customer service, information technology and management information systems and to rely on the systems of other carriers under co-billing agreements.

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

Improper use of our network could adversely affect our costs and results of operations.

We incur costs associated with the unauthorized and fraudulent use of our networks, including administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud also affects interconnection costs and payments to other carriers for non-billable fraudulent roaming. Improper use of our network could also increase our selling expenses if we need to increase our provision for doubtful accounts to reflect amounts we do not believe we can collect for improperly made calls. Any increase in the improper use of our network in the future could materially adversely affect our costs and results of operations.

Our operations are dependent upon our networks. A system failure could cause delays or interruptions of service, which could cause us to suffer losses.

Damage to our networks and backup mechanisms may result in service delays or interruptions and limit our ability to provide customers with reliable service over our networks. Some of the risks to our networks and infrastructure include (1) physical damage to access lines; (2) power surges or outages; (3) software defects; (4) disruptions beyond our control; (5) breaches of security; and (6) natural disasters. The occurrence of any such event could cause interruptions in service or reduce capacity for customers, either of which could reduce our gross operating revenues or cause us to incur additional expenses. In addition, the occurrence of any such event may subject us to penalties and other sanctions imposed by ANATEL and may adversely affect our business and results of operations.

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

Uncertainty over whether possible changes in policies or rules affecting these or other factors may contribute to economic uncertainties in Brazil and to heightened volatility in the Brazilian securities markets of and securities issued abroad by Brazilian issuers. The President of Brazil has considerable power to determine governmental policies and actions that relate to the Brazilian economy and, consequently, affect the operating and financial results of businesses such as our company. The term of Brazil’s current President, Luiz Inácio Lula da Silva, expires in January 2011, and under Brazilian law he is not permitted to run for another four-year term in the October 2010 elections. Uncertainty regarding the election of President Lula’s successor and speculation about the policies that may be implemented by the Brazilian federal or state governments could adversely affect our business, results of operations and financial condition.

The global economic downturn may adversely affect economic growth in Brazil or limit our access to the financial markets and, therefore, negatively impact our business and financial condition.

The global economic downturn and related instability in the international financial system have had, and may continue to have, a negative effect on economic growth in Brazil. The ongoing economic downturn has reduced the availability of liquidity and credit to fund the continuation and expansion of industrial business operations worldwide. The recent substantial losses in worldwide equity markets, including in Brazil, could lead to an extended worldwide economic recession or depression. A prolonged slowdown in economic activity in Brazil could reduce demand for some of our services, particularly broadband services, in the event that the rate of computer sales in Brazil declines, which would adversely affect our results of operations.

As a result of the global economic downturn, our ability to access the capital markets or the commercial bank lending markets may be severely restricted at a time when we would like, or need, to access such markets, which could have an impact on our flexibility to react to changing economic and business conditions. The global economic downturn could have an impact on the lenders under our existing credit facilities, on our customers or on the ability of our suppliers to meet scheduled deliveries, causing them to fail to meet their obligations to us. If the global economic downturn deepens further, it could have an adverse effect on the demand for our services and our ability to fund our planned growth.

Depreciation of the real may lead to substantial losses on our liabilities denominated in or indexed to foreign currencies.

During the four decades prior to 1999, the Central Bank periodically devalued the Brazilian currency. Throughout this period, the Brazilian government implemented various economic plans and used various exchange rate policies, including sudden devaluations (such as daily and monthly adjustments), exchange controls, dual exchange rate markets and a floating exchange rate system. Since 1999, exchange rates have been set by the market. The exchange rate between the real and the U.S. dollar has varied significantly in recent years. For example, the real/U.S. dollar exchange rate increased from R$1.955 per U.S. dollar on December 31, 2000 to R$3.533 on December 31, 2002. The real appreciated against the U.S. dollar by 11.8% in 2005, 8.7% in 2006 and 17.1% in 2007. In 2008, primarily as a result of the international financial crisis, the real depreciated by 31.9% against the U.S. dollar and prompted foreign investors to remove billions of reais from the Brazilian Securities, Commodities and Futures Exchange (BM&FBOVESPA S.A. - Bolsa de Valores Mercadorias e Futuros), which we refer to as the BM&FBOVESPA. During 2009, the real appreciated by 25.5% against the U.S. dollar.

A significant amount of our financial liabilities are denominated in or indexed to foreign currencies, primarily U.S. dollars and Japanese Yen. As of December 31, 2009, R$532 million, or 12.0% of our financial indebtedness, was denominated in a foreign currency, excluding swap adjustments. When the real depreciates against foreign currencies, we incur losses on our liabilities denominated in or indexed to foreign currencies, such as our U.S. dollar-denominated long-term debt and foreign currency loans, and we incur gains on our monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into reais. If significant depreciation of the real were to occur when the value of such liabilities significantly exceeds the value of such assets, including any financial instruments entered into for hedging purposes, we could incur significant losses, even if the value of those assets and liabilities has not changed in their original currency. In addition, a significant depreciation in the real could adversely affect our ability to meet certain of our payment obligations. A failure to meet certain of our payment obligations could trigger a default under certain financial covenants in our debt instruments, which could have a material adverse effect on our business and results of operations. Additionally, we currently have currency swaps in place for a portion of our foreign currency debt. If the cost of currency swap instruments increases substantially, we may be unable to maintain our hedge policy, resulting in an increased foreign currency exposure which could in turn lead to substantial foreign exchange losses.

In addition, a portion of our capital expenditures requires us to acquire assets at prices denominated in or linked to foreign currencies, some of which are financed by liabilities denominated in foreign currencies, principally the U.S. dollar. We generally do not hedge against these risks. To the extent that the value of the real decreases relative to the U.S. dollar, it becomes more costly for us to purchase these assets, which could adversely affect our business and financial performance.

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

Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, actions taken in an effort to control inflation, coupled with speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. More recently, Brazil’s rates of inflation, as measured by the General Market Price Index — Internal Availability (Índice Geral de Preços — Disponibilidade Interna), or IGP-DI, published by Fundação Getúlio Vargas, or FGV, were 1.2% in 2005, 3.8% in 2006, 7.9% in 2007, 9.1% in 2008 and (1.4)% in 2009.

According to the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or IPCA, published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, the Brazilian consumer price inflation rates were 5.7% in 2005, 3.1% in 2006, 4.5% in 2007, 9.1% in 2008 and 4.3% in 2009.

If Brazil experiences substantial inflation in the future, our costs may increase and our operating and net margins may decrease. Although ANATEL regulations provide for annual price increases for most of our services, such increases are linked to inflation indices, discounted by increases in our productivity. During periods of rapid increases in inflation, the price increases for our services may not be sufficient to cover our additional costs and we may be adversely affected by the lag in time between the incurrence of increased costs and the receipt of revenues resulting from the annual price increases. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

Fluctuations in interest rates could increase the cost of servicing our debt and negatively affect our overall financial performance.

Our financial expenses are affected by changes in the interest rates that apply to our floating rate debt. At December 31, 2009, we had, among other debt obligations, R$2,675 million of loans and financing that were subject to the Taxa de Juros de Longo Prazo, or TJLP, a long-term interest rate, R$1,095 million of local commercial paper and debentures that were subject to the Interbank Certificate of Deposit (Certificado Depositário Interbancário), or CDI, rate, an interbank rate, and R$123 million of loans and financing that were subject to Japanese Yen LIBOR.

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

Changes in Brazilian GAAP in connection with the process of convergence to International Financial Reporting Standards (IFRS) may adversely impact our results of operations.

The enactment of Law No. 11,638/07 and Law No. 11,941/09, which amended the Brazilian Corporation Law and changed certain accounting policies under Brazilian GAAP, created conditions for the alignment between Brazilian GAAP and International Financial Reporting Standards, or IFRS, issued by the International Accounting Standards Board. For more information about the principal changes introduced by Law No. 11,638/07 and Law No. 11,941/09 as they relate to our financial statements, see note 2 to our audited consolidated financial statements, which are included in this annual report.

The changes in Brazilian GAAP could have a significant effect on our reported results of operations, including effects on our net income and the measures that our creditors use to monitor our performance under our debt instruments. Any reduction in our net income, as measured under the revision introduced to Brazilian GAAP under these laws, would have an adverse effect on our net income, and potentially, our ability to distribute dividends on our preferred and common shares. In addition, an adverse effect under the ratios contained in the covenants in our debt instruments as a result of the change in the way that our operating results are measured under the revision introduced to Brazilian GAAP could adversely affect our ability to comply with these covenants, to obtain financing to fund our growth plans or to refinance our indebtedness on terms satisfactory to us.

The market value of securities issued by Brazilian companies is influenced by the perception of risk in Brazil and other emerging market countries, which may have a negative effect on the trading price of our common shares, preferred shares and ADSs and may restrict our access to international capital markets.

Economic and market conditions in other emerging market countries, especially those in Latin America, may influence the market for securities issued by Brazilian companies. Investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers. Adverse economic conditions in other emerging market countries have at times resulted in significant outflows of funds from Brazil. In 2008, certain Brazilian and Mexican companies announced significant losses in connection with currency derivatives as a result of the depreciation of the Mexican peso and the real against the U.S. dollar, respectively. As a result, a number of these companies have suffered financial distress and have sought protection under various bankruptcy regimes. In addition, in October 2008, the Argentine government nationalized the Argentine private pension funds. Crises in other emerging countries or the economic policies of other countries, in particular the United States, may adversely affect investors’ demand for securities issued by Brazilian companies, including our common shares, preferred shares and ADSs. Any of these factors could adversely affect the market price of our common shares, preferred shares and ADSs and impede our ability to access the international capital markets and finance our operations in the future on terms acceptable to us or at all.

Restrictions on the movement of capital out of Brazil may impair our ability to service certain debt obligations.

Brazilian law provides that whenever there exists, or there is a serious risk of, a material imbalance in Brazil’s balance of payments, the Brazilian government may impose restrictions for a limited period of time on the remittance to foreign investors of the proceeds of their investments in Brazil as well as on the conversion of the real into foreign currencies. The Brazilian government imposed such a restriction on remittances for approximately six months in 1989 and early 1990. The Brazilian government may in the future restrict companies from paying amounts denominated in foreign currency or require that any such payment be made in reais. Many factors could affect the likelihood of the Brazilian government imposing such exchange control restrictions, including the extent of Brazil’s foreign currency reserves, the availability of sufficient foreign exchange on the date a payment is due, the size of Brazil’s debt service burden relative to the economy as a whole, and political constraints to which Brazil may be subject. There can be no certainty that the Brazilian government will not take such measures in the future.

A more restrictive policy could increase the cost of servicing, and thereby reduce our ability to pay, our foreign currency-denominated debt obligations and other liabilities. Our foreign-currency denominated debt represented 12.0% of our indebtedness, excluding swap adjustments, on a consolidated basis at December 31, 2009. If we fail to make payments under any of these obligations, we will be in default under those obligations, which could reduce our liquidity as well as the market price of our common shares, preferred shares and ADSs.

In addition, a more restrictive policy could hinder or prevent the Brazilian custodian of the common shares and preferred shares underlying our ADSs or holders who have exchanged our ADSs for the underlying common shares or preferred shares from converting dividends, distributions or the proceeds from any sale of such shares into U.S. dollars and remitting such U.S. dollars abroad. In such an event, the Brazilian custodian for our common shares and preferred shares will hold the reais that it cannot convert for the account of holders of our ADSs who have not been paid. Neither the custodian nor The Bank of New York Mellon, as depositary of our ADS programs, or the depositary, will be required to invest the reais or be liable for any interest.

Risks Relating to Our Common Shares, Preferred Shares and ADSs

Holders of our common shares, preferred shares or ADSs may not receive any dividends or interest on shareholders’ equity.

According to our bylaws, we must generally pay our shareholders at least 25% of our annual net profit as dividends or interest on shareholders’ equity, as calculated and adjusted under Brazilian GAAP. This adjusted net profit may be capitalized, used to absorb losses or otherwise retained as allowed under Brazilian GAAP and may not be available to be paid as dividends or interest on shareholders’ equity. Holders of our common shares or Common ADSs, may not receive any dividends or interest on shareholders’ equity in any given year due to the dividend preference of our preferred shares. Additionally, the Brazilian Corporation Law allows a publicly traded company like ours to suspend the mandatory distribution of dividends in any particular year if our board of directors informs our shareholders that such distributions would be inadvisable in view of our financial condition or cash availability. Holders of our preferred shares or Preferred ADSs may not receive any dividends or interest on shareholders’ equity in any given year if our board of directors makes such a determination or if our operations fail to generate net income.

Our preferred shares and Preferred ADSs have limited voting rights and are not entitled to vote to approve corporate transactions, including mergers or consolidations of our company with other companies, or the declaration of dividends.

Under the Brazilian Corporation Law and our bylaws, holders of our preferred shares and, consequently, our Preferred ADSs, are not entitled to vote at meetings of our shareholders, except in very limited circumstances. These limited circumstances directly relate to key rights of the holders of preferred shares, such as modifying basic terms of our preferred shares or creating a new class of preferred shares with superior rights. Holders of preferred shares without voting rights are entitled to elect one member and his or her respective alternate to our board of directors and our fiscal council. Holders of our preferred shares and Preferred ADSs are not entitled to vote to approve corporate transactions, including mergers or consolidations of our company with other companies, or the declaration of dividends. See “Item 10. Additional Information—Description of Our Company’s Bylaws—Voting Rights.”

Holders of our ADSs may find it difficult to exercise their voting rights at our shareholders’ meetings.

Under Brazilian law, only shareholders registered as such in our corporate books may attend our shareholders’ meetings. All common shares and preferred shares underlying our ADSs are registered in the name of the depositary. ADS holders may exercise the voting rights with respect to our common shares and the limited voting rights with respect to our preferred shares represented by the ADSs only in accordance with the deposit agreements relating to ADSs. There are practical limitations upon the ability of the ADS holders to exercise their voting rights due to the additional steps involved in communicating with ADS holders. For example, we are required to publish a notice of our shareholders’ meetings in certain newspapers in Brazil. To the extent that holders of our common shares or preferred shares are entitled to vote at a shareholders’ meeting, they will be able to exercise their voting rights by attending the meeting in person or voting by proxy. By contrast, holders of the ADSs will receive notice of a shareholders’ meeting by mail from the depositary following our notice to the depositary requesting the depositary to inform ADS holders of the shareholders’ meeting. To exercise their voting rights, ADS holders must instruct the depositary on a timely basis. This noticed voting process will take longer for ADS holders than for holders of our common shares or preferred shares. If the depositary fails to receive timely voting instructions for all or part of the ADSs, the depositary will assume that the holders of those ADSs are instructing it to give a discretionary proxy to a person designated by us to vote their ADSs, except in limited circumstances.

In the circumstances in which holders of our ADSs have voting rights, they may not receive the voting materials in time to instruct the depositary to vote our common shares or preferred shares underlying their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions of the holders of our ADSs or for the manner of carrying out those voting instructions. Accordingly, holders of our ADSs may not be able to exercise voting rights, and they will have no recourse if the common shares or preferred shares underlying their ADSs are not voted as requested.

Holders of our common shares, preferred shares or ADSs in the United States may not be entitled to the same preemptive rights as Brazilian shareholders have, pursuant to Brazilian legislation, in the subscription of shares resulting from capital increases made by us.

Under Brazilian law, if we issue new shares in exchange for cash or assets as part of a capital increase, subject to certain exceptions, we must grant our shareholders preemptive rights at the time of the subscription of shares, corresponding to their respective interest in our share capital, allowing them to maintain their existing shareholding percentage. We may not legally be permitted to allow holders of our common shares, preferred shares or ADSs in the United States to exercise any preemptive rights in any future capital increase unless (1) we file a registration statement for an offering of shares resulting from the capital increase with the U.S. Securities and Exchange Commission, or SEC, or (2) the offering of shares resulting from the capital increase qualifies for an exemption from the registration requirements of the Securities Act. At the time of any future capital increase, we will evaluate the costs and potential liabilities associated with filing a registration statement for an offering of shares with the SEC and any other factors that we consider important in determining whether to file such a registration statement. We cannot assure the holders of our common shares, preferred shares or ADSs in the United States that we will file a registration statement with the SEC to allow them to participate in any of our capital increases. As a result, the equity interest of such holders in our company may be diluted.

If holders of our ADSs exchange them for common shares or preferred shares, they may risk temporarily losing, or being limited in, the ability to remit foreign currency abroad and certain Brazilian tax advantages.

The Brazilian custodian for the common shares and preferred shares underlying our ADSs must obtain an electronic registration number with the Central Bank to allow the depositary to remit U.S. dollars abroad. ADS holders benefit from the electronic certificate of foreign capital registration from the Central Bank obtained by the custodian for the depositary, which permits it to convert dividends and other distributions with respect to the common shares or preferred shares into U.S. dollars and remit the proceeds of such conversion abroad. If holders of our ADSs decide to exchange them for the underlying common shares or preferred shares, they will only be entitled to rely on the custodian’s certificate of registration with the Central Bank for five business days after the date of the exchange. Thereafter, they will be unable to remit U.S. dollars abroad unless they obtain a new electronic certificate of foreign capital registration in connection with the common shares or preferred shares, which may result in expenses and may cause delays in receiving distributions. See “Item 10. Additional Information—Exchange Controls.”

Also, if holders of our ADSs that exchange those ADSs for our common shares or preferred shares do not qualify under the foreign investment regulations, they will generally be subject to less favorable tax treatment of dividends and distribution on, and the proceeds from any sale of, our common shares or preferred shares. See “Item 10. Additional information—Exchange Controls” and “Item 10. Additional Information—Taxation—Brazilian Tax Considerations.”

Holders of our ADSs may face difficulties in protecting their interests because, as a Brazilian company, we are subject to different corporate rules and regulations and our shareholders may have fewer and less well-defined rights.

Holders of our ADSs are not direct shareholders of our company and are unable to enforce the rights of shareholders under our bylaws and the Brazilian Corporation Law.

Our corporate affairs are governed by our bylaws and the Brazilian Corporation Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the State of Delaware or New York, or elsewhere outside Brazil. Even if a holder of our ADSs surrenders its ADSs and becomes a direct shareholder, its rights as a holder of our common shares or preferred shares under the Brazilian Corporation Law to protect its interests relative to actions by our board of directors may be fewer and less well-defined than under the laws of those other jurisdictions.

Although insider trading and price manipulation are crimes under Brazilian law, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or the markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in the United States and certain other countries, which may put holders of our common shares, preferred shares and ADSs at a potential disadvantage. Corporate disclosures also may be less complete or informative than those of a public company in the United States or in certain other countries.

We are exempt from some of the corporate governance requirements of the New York Stock Exchange.

We are a foreign private issuer, as defined by the SEC for purposes of the Exchange Act. As a result, for so long as we remain a foreign private issuer, we will be exempt from, and you will not be provided with the benefits of, some of the corporate governance requirements of the New York Stock Exchange, or the NYSE. We are permitted to follow practice in Brazil in lieu of the provisions of the NYSE’s corporate governance rules, except that:

•	we are required to have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act;

•	we are required to disclose any significant ways in which our corporate governance practices differ from those followed by domestic companies under NYSE listing standards;

•

our chief executive officer is obligated to promptly notify the NYSE in writing after any of our executive officers becomes aware of any non-compliance with any applicable provisions of the NYSE corporate governance rules; and

•

we must submit an executed written affirmation annually to the NYSE. In addition, we must submit an interim written affirmation as and when required by the interim written affirmation form specified by the NYSE.

The standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. Although Rule 10A-3 under the Exchange Act generally requires that a listed company have an audit committee of its board of directors composed solely of independent directors, as a foreign private issuer, we are relying on a general exemption from this requirement that is available to us as a result of the features of Brazilian law applicable to our fiscal council. In addition, we are not required to, among other things:

•	have a majority of the board be independent;

•	have a compensation committee or a nominating or corporate governance committee of our board of directors;

•	have regularly scheduled executive sessions with only non-management directors; or

•	have at least one executive session of solely independent directors each year.

We intend to rely on some or all of these exemptions. As a result, you will not be provided with the benefits of certain corporate governance requirements of the NYSE.

Holders of the ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.

We are organized under the laws of Brazil, and all of the members of our board of directors, our executive officers and our independent registered public accountants reside or are based in Brazil. The vast majority of our assets and those of these other persons are located in Brazil. As a result, it may not be possible for holders of our ADSs to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil. In addition, because substantially all of our assets and all of our directors and officers reside outside the United States, any judgment obtained in the United States against us or any of our directors or officers may not be collectible within the United States. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests in the case of actions by us or our board of directors or executive officers than would shareholders of a U.S. corporation.

Brazilian tax laws may have an adverse impact on the taxes applicable to the disposition of our common shares, preferred shares and ADSs.

According to Law No. 10,833, enacted on December 29, 2003, if a nonresident of Brazil disposes of assets located in Brazil, the transaction will be subject to taxation in Brazil, even if such disposition occurs outside Brazil or if such disposition is made to another nonresident. Dispositions of our ADSs between nonresidents, however, are currently not subject to taxation in Brazil. Nevertheless, in the event that the concept of “disposition of assets” is interpreted to include the disposition between nonresidents of assets located outside Brazil, this tax law could result in the imposition of withholding taxes in the event of a disposition of our ADSs made between nonresidents of Brazil. Due to the fact that as of the date of this annual report Law No. 10,833/2003 has no judicial guidance as to its application, we are unable to predict whether an interpretation applying such tax laws to dispositions of our ADSs between nonresidents could ultimately prevail in Brazilian courts. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations.”

The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of our common shares, preferred shares and ADSs.

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The BM&FBOVESPA, which is the principal Brazilian stock exchange, had a market capitalization of R$2,335 billion (US$1,341 billion) at December 31, 2009 and an average daily trading volume of R$4.6 billion (US$2.7 billion) in 2009. In comparison, aggregate market capitalization of the companies (including U.S. and non-U.S. companies) listed on the NYSE was US$18.9 trillion at December 31, 2009 and the NYSE recorded an average daily trading volume of US$46 billion for 2009. There is also significantly greater concentration in the Brazilian securities markets. The ten largest companies in terms of market capitalization represented approximately 55% of the aggregate market capitalization of the BM&FBOVESPA at December 31, 2009. The ten most widely traded stocks in terms of trading volume accounted for approximately 51% of all shares traded on the BM&FBOVESPA in 2009. These market characteristics may substantially limit the ability of holders of our ADSs to sell the preferred shares underlying our ADSs at a price and at a time when they wish to do so and, as a result, could negatively impact the market price of our ADSs themselves.

The recent imposition of IOF taxes may indirectly influence the price and volatility of our ADSs, common shares and preferred shares.

Brazilian law imposes the Tax on Foreign Exchange Transactions, or the IOF/Exchange Tax, on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Brazilian law also imposes the Tax on Transactions Involving Bonds and Securities, or the IOF/Bonds Tax, due on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange.

In October 2009, the Brazilian government imposed the IOF/Exchange Tax at a rate of 2.0% in connection with inflows of funds related to investments carried out by non-Brazilian investors in the Brazilian financial and capital markets with the objective of slowing the pace of speculative inflows of foreign capital into the Brazilian market and the appreciation of the real against the U.S. dollar. In November 2009, the Brazilian government also established that the rate of the IOF/Bonds Tax applicable to the transfer of shares with the specific purpose of enabling the issuance of ADSs would be 1.5% with the objective of correcting an asymmetry created by the imposition of the IOF/Exchange Tax.

The imposition of these taxes may discourage foreign investment in shares of Brazilian companies, including our company, due to higher transaction costs, and may negatively impact the price and volatility of our ADSs, common shares and preferred shares on the NYSE and the BM&FBOVESPA.

ITEM 4.	INFORMATION ON THE COMPANY

Overview

We are the largest telecommunications service provider in Region II in Brazil, based on our aggregate number of fixedlines in service and mobile subscribers as of December 31, 2009, based on information available from ANATEL and other publicly available information. We offer a range of integrated telecommunications services that includes fixed-line and mobile telecommunications services, data transmission services (including broadband access services), internet service provider services and other services, for residential customers, small, medium and large companies, and governmental agencies.

Following the acquisition of our company by Telemar, we have used the “Oi” brand name with the permission of Telemar and we integrated our marketing programs with those of Telemar. We began offering “Oi” pre-paid mobile plans in Region II in May 2009, “Oi”post-paid mobile plans in June 2009, and “Oi”fixed-line and broadband plans in the fourth quarter of 2009. We expect to commence offering “Oi Conta Total” plans in Region II by the end of 2010.

According to the IBGE, Region II (which consists of the Federal District of Brazil and nine states of Brazil located in the western, central and southern regions of Brazil) had a population of approximately 43.5 million as of April 1, 2007, representing 23.6% of the total Brazilian population, and represented approximately 26.8% of Brazil’s total gross domestic product, or GDP, for 2007 (the most recent period for which such information is currently available).

Fixed-Line Telecommunications and Data Transmission Services

Our traditional fixed-line telecommunications business in Region II includes local and long-distance services, network usage services (interconnection) and public telephones, in accordance with the concessions and authorizations granted to us by ANATEL. We believe we were one of the largest fixed-line telecommunications companies in South America in terms of total number of lines in service as of December 31, 2009. Based on our 7.7 million fixed lines in service as of December 31, 2009, we were the principal fixed-line telecommunications service provider in Region II, with an estimated market share of 68.5% of the total fixed lines in service in this region as of December 31, 2009, based on information available from ANATEL.

We offer a variety of high-speed data transmission services, including services offered by our subsidiaries BrT Serviços de Internet S.A. and Brasil Telecom Comunicação Multimídia Ltda. We also operate a fiber optic cable system that connects the United States, Bermuda, Brazil and Venezuela through our subsidiaries Brasil Telecom Cabos Submarinos Ltda., Brasil Telecom Subsea Cable System (Bermuda) Ltd., Brasil Telecom of America Inc. and Brasil Telecom de Venezuela S.A. Our broadband services, primarily utilizing Asymmetric Digital Subscriber Line, or ADSL, technology, are marketed in Region II under the brand name “Oi Velox.” As of December 31, 2009, we had 1.9 million ADSL subscribers, representing 24.7% of our fixed lines in service at that date. For the year ended December 31, 2009, our fixed-line and data transmission services segment generated R$15,669 million in gross operating revenue and recorded operating loss of R$1,087 million.

Mobile Telecommunications Services

We offer mobile telecommunications services in Region II through our subsidiary 14 Brasil Telecom Celular S.A., which we refer to as Brasil Telecom Mobile. We believe that we are one of the principal mobile telecommunications service providers in Region II, with 7.2 million mobile subscribers as of December 31, 2009 and an estimated market share of 16.0% of the total number of mobile subscribers in this region as of December 31, 2009, based on information available from ANATEL. For the year ended December 31, 2009, our mobile services segment generated R$2,555 million in gross operating revenue and recorded an operating loss of R$287 million.

Other Services

We operate an internet portal through our subsidiary Internet Group do Brasil S.A. under the brand name “iG” that was one of the largest internet portals in Brazil in terms of the number of unique visitors in 2009, based on information available from Ibope/NetRatings. We also started a call center business for the sole purpose of providing services to our company and our subsidiaries. For the year ended December 31, 2009, our internet services segment generated R$406 million in gross operating revenue and recorded operating income of R$105 million, and our call center services segment generated R$342 million in gross operating revenue and recorded an operating loss of R$2 million.

Our principal executive office is located at SIA/Sul, ASP, Lote D, Bloco B –71215-000 – Setor de Indústria, Brasília, DF, Brazil, and our telephone number at this address is (55-61) 3415-1414. At the extraordinary shareholders’ meeting held on June 16, 2010, approval was given for the transfer of our principal executive office, and we are in the process of registering the minutes that approved such transfer with the Boards of Trade of Rio de Janeiro and the Federal District. After we complete this registration, our principal executive office will be located at Rua General Polidoro, No. 99, 5th floor/part – Botafogo, 22280-001 Rio de Janeiro, RJ, Brazil, and our telephone number at this address will be (55-21) 3131-1211.

Our History and Development

Prior to the formation in 1972 of Telebrás, the Brazilian state-owned telecommunications monopoly, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebrás and its operating subsidiaries acquired almost all of the other telecommunications companies in Brazil and thus achieved a monopoly in providing public telecommunications services in almost all areas of the country.

Beginning in 1995, the Brazilian government undertook a comprehensive reform of Brazil’s telecommunications regulations. In July 1997, Brazil’s Congress adopted the Brazilian General Telecommunications Law (Lei Geral das Telecomunicações), which, together with the regulations, decrees, orders and plans on telecommunications issued by Brazil’s executive branch, provided for the establishment of a comprehensive regulatory framework introducing competition into the Brazilian telecommunications industry and promoting the privatization of Telebrás and its subsidiaries.

Privatization of Telebrás

In January 1998, in preparation for its restructuring and privatization, Telebrás spun-off its previously integrated mobile telecommunications operations from its fixed-line operations into separate companies. In May 1998, Telebrás was restructured to form 12 new holding companies, or the New Holding Companies, by means of a procedure under Brazilian Corporation Law called cisão, or spin-off. Virtually all of the assets and liabilities of Telebrás were allocated to the New Holding Companies, including Telebrás’s interest in its operating subsidiaries. The New Holding Companies consisted of:

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

Brasil Telecom Holding, was one of the New Holding Companies in the fixed-line telecommunications business. In the restructuring and privatization of Telebrás, Brasil Telecom Holding was allocated all of the share capital held by Telebrás in the operating subsidiaries that provided fixed-line telecommunications service in Region II, including our company.

In August 1998, the Brazilian government privatized Telebrás by selling all of the voting shares that it held in the New Holding Companies, including Brasil Telecom Holding, to private-sector buyers. The Brazilian government’s shares in the corporate capital of Brasil Telecom Holding were purchased by Solpart.

Expansion of Fixed-Line Network in Rio Grande do Sul

In July 2000, we acquired the control of Companhia Riograndense de Telecomunicações, or CRT. CRT was the leading fixed-line telecommunications service company in the State of Rio Grande do Sul. In December 2000, CRT was merged with and into us.

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

Expansion of Data Transmission Network

In May 2004, we acquired substantially all of the share capital of MetroRED Telecomunicações Ltda., or MetroRED, that we did not own. Prior to this acquisition, we owned 19.9% of the share capital of MetroRED. We have changed the corporate name of MetroRED to Brasil Telecom Comunicação Multimidia Ltda., or Brasil Telecom Multimedia. Brasil Telecom Multimedia is a leading local fiber optic network provider, with 263 kilometers of local area network in São Paulo, Rio de Janeiro and Belo Horizonte, and a 1,643 kilometer long-distance network linking these three metropolitan areas. Brasil Telecom Multimedia also has an internet solutions data center in São Paulo which provides internet support to our customers.

Acquisition of iG

In November 2004, we acquired 63.0% of the capital stock of Internet Group (Cayman) Ltd., the parent company of Internet Group do Brasil Ltda., or iG. Prior to this acquisition, Brasil Telecom Holding owned 10.0% of the capital stock of Internet Group (Cayman) Ltd. In July 2005, we acquired an additional 25.6% of the capital stock of Internet Group (Cayman) Ltd. iG is a free internet services provider. iG is the leading dial-up ISP in Brazil and operates in the dial-up and broadband access markets. In addition, iG operates an internet portal under the brand name “iG” and offers value-added internet services to customers in the residential and corporate markets.

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

Acquisition by Telemar

On January 8, 2009, Copart 1, a wholly-owned subsidiary of Coari, itself a wholly owned subsidiary of Telemar, acquired indirectly all of the outstanding shares of Invitel, and 12,185,836 common shares of Brasil Telecom Holding owned by the shareholders of Invitel. At that time, Invitel owned 100% of the outstanding shares of Solpart, which owned 52.0% of the outstanding voting share capital, representing 19.0% of the outstanding share capital, of Brasil Telecom Holding, which, in turn, owned 67.2% of the outstanding share capital, including 99.1% of the outstanding voting share capital, of our company.

During 2008, Copart 1 had acquired 76,645,842 preferred shares of Brasil Telecom Holding, representing 33.3% of the outstanding preferred shares of Brasil Telecom Holding, and Copart 2, a wholly owned subsidiary of Coari, had acquired 58,956,565 preferred shares of our company, representing 18.9% of our outstanding preferred shares.

As a result of the acquisition of Invitel, Telemar acquired indirect control of Brasil Telecom Holding and Brasil Telecom.

Mandatory Tender Offers by Copart 1 and Copart 2

As a result of the acquisition of control of Brasil Telecom and Brasil Telecom Holding by Telemar on January 8, 2009, under Article 254-A of the Brazilian Corporation Law and CVM Instruction No. 361, of March 5, 2002, as amended, Telemar was required to offer to purchase any and all common shares of Brasil Telecom Holding and Brasil Telecom held by public shareholders.

As a result of these auctions, in June 2009, (1) Copart 1 acquired 40,452,227 common shares of Brasil Telecom Holding, representing 30.5% of the outstanding common shares of Brasil Telecom Holding and 11.2% of the outstanding share capital of Brasil Telecom Holding, and (2) Copart 2 acquired 630,872 common shares of Brasil Telecom, representing 0.3% of the outstanding common shares of Brasil Telecom and 0.1% of the outstanding share capital of Brasil Telecom.

Merger of Copart 1 into Brasil Telecom Holding

On July 31, 2009, (1) Invitel merged with and into Solpart, with Solpart as the surviving company, (2) Solpart merged with and into Copart 1, with Copart 1 as the surviving company, and (3) Copart 1 merged with and into Brasil Telecom Holding, with Brasil Telecom Holding as the surviving company. As a result of these mergers, Coari owned 54.7% of the outstanding share capital, including 91.7% of the outstanding voting share capital, of Brasil Telecom Holding.

Merger of Copart 2 into Brasil Telecom

On July 31, 2009, Copart 2 merged with and into Brasil Telecom, with Brasil Telecom as the surviving company. As a result of this transaction, Coari owned 10.9% of the outstanding share capital, including 0.3% of the outstanding voting share capital, of Brasil Telecom.

Merger of Brasil Telecom Holding into Brasil Telecom

On September 30, 2009, the shareholders of Brasil Telecom and Brasil Telecom Holding approved a merger (incorporação) under Brazilian law of Brasil Telecom Holding with and into Brasil Telecom, with Brasil Telecom as the surviving company. In the Brasil Telecom merger:

•

each issued and then outstanding common share of Brasil Telecom Holding (other than any common shares held by shareholders seeking withdrawal of their common shares) was converted automatically into 1.2190981 common shares of Brasil Telecom;

•

each issued and then outstanding preferred share of Brasil Telecom Holding (including preferred shares of Brasil Telecom Holding represented by the Brasil Telecom Holding ADSs) was converted automatically into 0.1720066 common shares of Brasil Telecom and 0.9096173 preferred shares of Brasil Telecom;

•

holders of Brasil Telecom Holding ADSs (each representing five preferred shares of Brasil Telecom), were entitled to receive 0.860033 Common ADSs of Brasil Telecom and 1.516028 Preferred ADSs of Brasil Telecom for each Brasil Telecom Holding ADS they held; and

•	all issued and then outstanding shares of Brasil Telecom held by Brasil Telecom Holding were cancelled.

As a result of the Brasil Telecom merger, Brasil Telecom Holding ceased to exist and, as of June 28, 2010, Coari owns 49.3% of the total outstanding share capital of Brasil Telecom, including 79.6% of its outstanding voting share capital. For additional information about our controlling shareholders, see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

Corporate Structure

The following chart presents our corporate structure and principal subsidiaries as of June 28, 2010. The percentages in bold italics represent the percentage of the voting capital owned directly and indirectly by the parent company of each entity, and the percentages not in bold italics represent the percentage of the total share capital owned directly and indirectly by the parent company of each entity.

(1)	Ownership represents 53.8% of the share capital of Internet Group do Brasil S.A. owned directly by BrT Serviços de Internet S.A. and 13.6% owned by Brasil Telecom S.A.

Our Service Area

Our concessions and authorizations from the Brazilian government allow us to provide:

•	fixed-line telecommunications services in Region II;

•	long-distance telecommunications services originating from Region II;

•	mobile telecommunications services in Region II; and

•	data transmission services throughout Brazil.

Region II covers an area of approximately 2.9 million square kilometers, which represents approximately 33.5% of the country’s total land area and accounted for approximately 26.8% of Brazil’s GDP in 2007. The population of Region II was 43.5 million as of April 1, 2007, which represented 23.6% of the total population of Brazil as of that date. In 2007, per capita income in Region II was approximately R$15,787, varying from R$8,789 in the State of Acre to R$40,696 in the Federal District of Brazil.

The following table sets forth key economic data, compiled by IBGE, for the Federal District of Brazil and each of the Brazilian states in Region II.

State	Population (in millions) (2007)	Population per Square Kilometer (2007)	% of GDP (2007)	GDP Per Capita (in reais) (2007)
Rio Grande do Sul	10.6	37.6	6.6	16,689
Paraná	10.3	51.6	6.1	15,711
Santa Catarina	5.9	61.5	3.9	17,834
Goiás	5.6	16.6	2.5	11,547
Mato Grosso	2.9	3.2	1.6	14,954
Federal District	2.5	423.3	3.8	40,696

State	Population (in millions) (2007)	Population per Square Kilometer (2007)	% of GDP (2007)	GDP Per Capita (in reais) (2007)
Mato Grosso do Sul	2.3	6.3	1.1	12,411
Rondônia	1.5	6.1	0.6	10,320
Tocantins	1.2	4.5	0.4	8,921
Acre	0.7	4.3	0.2	8,789

Total	43.5		26.8

Source: IBGE.

Set forth below is a map of Brazil showing the location of Region II.

Our business, financial condition, results of operations and prospects depend in part on the performance of the Brazilian economy and the economy of Region II in particular. See “Item 3. Key information—Risk Factors—Risks Relating to Brazil.”

Our Services

Our telecommunications services consist of:

•	local fixed-line services in Region II, including installation, monthly subscription, metered services, collect calls and supplemental local services;

•

domestic long-distance services and international long-distance services primarily from Region II, placed through fixed-line and mobile telephones using our long-distance carrier selection code, which is represented by the number 14;

•	mobile telecommunications services utilizing 2G and 3G technology;

•

data transmission services, comprised of (1) ADSL services, (2) the lease of dedicated digital and analog lines to other telecommunications services providers, ISPs and corporate customers, (3) IP solutions, and (4) other data transmission services;

•

usage of our network (1) to complete calls initiated by customers of other telecommunications services providers (interconnection services) or (2) by service providers that do not have the necessary network;

•	traffic transportation services;

•	public telephone services;

•	value-added services which include voicemail, caller ID, directory assistance and other services;

•	advanced voice services to corporate customers, such as 0800 (toll free) services; and

•	the operation of the iG internet portal.

Local Fixed-Line Services

As of December 31, 2009, we had approximately 7.7 million local fixed-line customers in Region II. Local fixed-line services include installation, monthly subscription, metered services, collect calls and supplemental local services. Metered services include local calls that originate and terminate within a single local area. ANATEL has divided Region II into 1,772 local areas.

Under our concession agreements, we are required to offer two local fixed-line plans to users: the Basic Plan per Minute (Plano Básico de Minutos) and the Mandatory Alternative Service Plan (Plano Alternativo de Serviços de Oferta Obrigatória), each of which includes installation charges, monthly subscription charges, and charges for local minutes. As of December 31, 2009, 23.0% of our fixed-line customers subscribed to the Basic Plan per Minute or the Mandatory Alternative Service Plan.

In addition to the Basic Plan per Minute and the Mandatory Alternative Service Plan, we offer a variety of alternative fixed-line plans that are designed to meet our customers’ usage profiles. As of December 31, 2009, 77.0% of our fixed-line customers subscribed to alternative plans.

In 2009, we launched a new portfolio of alternative fixed-line plans under the Oi brand and discontinued offers of our old portfolio of alternative fixed-line plans. We offer (1) voice and internet plans which permit subscribers to purchase a fixed number of local minutes per month for calls to fixed-line telephones and for use to establish dial-up internet connections, (2) voice-only plans which permit subscribers to purchase a fixed number of local minutes per month for calls to fixed-line telephones, and (3) budget plans which permit subscribers to purchase a fixed number of local minutes, either on a pre-paid basis or a monthly basis, but restrict local calls after the purchased minutes have been consumed and require the purchase of a pre-paid card to make long-distance calls or calls to mobile handsets, such as our “Oi Fixo Controle” and “Oi Fixo Economia” plans. By the end of 2010, we expect to offer bundled plans which permit subscribers to purchase unlimited local calls to other fixed-line customers, a fixed number of minutes per month that may be used for long-distance calls or local calls to mobile subscribers, and broadband services or minutes for use to establish dial-up internet connections, which we expect to market under the brand name “Oi Conta Total.”

Local fixed-line services also include in-dialing services (direct transmission of external calls to extensions) for corporate clients. For corporate clients in need of a large quantity of lines, we offer digital trunk services, which optimize and increase the speed of the customer’s telephone system.

Long-Distance Services

For each long-distance call, whether originating from a fixed-line telephone or a mobile handset, a caller chooses its preferred long-distance carrier by dialing such carrier’s long-distance carrier selection code. The caller pays the long-distance service provider for the call and the long-distance service provider pays interconnection fees to the service providers on whose fixed-line or mobile networks the call originated and terminated.

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

We provide domestic long-distance services for calls originating from Region II through interconnection agreements, mainly with Telemar in Region I (which consists of 16 states of Brazil located in the northeastern and part of the northern and southeastern regions of Brazil) and Telesp in Region III (which consists of the State of São Paulo), that permit us to interconnect directly with their local fixed-line networks, and through our network facilities in São Paulo, Rio de Janeiro and Belo Horizonte. We provide international long-distance services originating from Region II through agreements to interconnect our network with those of the main telecommunications service providers worldwide.

Mobile Long-Distance

Each mobile subscriber in Brazil is registered in a geographic area (identified by the corresponding area codes, such as 11 (São Paulo) and 61 (Brasília)), which we refer to as the subscriber’s home registration area, and Brazil is divided into sectors based on the first digit of the area code of a caller’s home registration area. A call originated by a mobile subscriber registered in one home registration area to a mobile subscriber registered in another home registration area sharing the same first digit (for example, Brasília (area code 61) and Goiânia (area code 62)), is referred to as an intrasectoral mobile call. A call originated by a mobile subscriber registered in one home registration area to a mobile subscriber registered in another home registration area that does not share the same first digit (for example, Brasília (area code 61) and São Paulo (area code (11)), is referred to as an intersectoral mobile call. Different rates apply to intrasectoral and intersectoral mobile calls.

We provide mobile long-distance services originating from Region II through interconnection agreements with Telemar in Region I, Telesp in Region III, and each of the principal mobile services providers operating in Brazil that permit us to interconnect directly with their local fixed-line and mobile networks. We provide international long-distance services originating or terminating on our customers’ mobile handsets through agreements to interconnect our network with those of the main telecommunications service providers worldwide. We also use our submarine fiber optic network to transport international long-distance calls.

Mobile Telecommunications Services

As of December 31, 2009, we had approximately 7.2 million subscribers located in 1,120 municipalities in Region II. As of December 31, 2009, we had a 16.0% share of the mobile services market in Region II based on the total number of subscribers as of that date. As of December 31, 2009, 85.5% of our customers subscribed to pre-paid plans and 14.5% subscribed to post-paid plans.

Pre-Paid Customers

Pre-paid customers activate their Brasil Telecom Mobile cellular numbers through the purchase and installation of a SIM card in their mobile handsets. Our pre-paid customers are able to add credits to their accounts through the purchase of pre-paid cards at prices that vary based on the number of minutes available, or through the purchase of additional credits over the phone that can be charged to the customer’s credit card or included on their bill for fixed-line services. These credits are valid for a fixed period of time following activation. Prior to 2009, we also sold mobile handsets with preinstalled SIM cards at subsidized prices to attract pre-paid customers. In 2009, we adopted a strategy under which we do not subsidize the purchase of mobile handsets in connection with our acquisition and retention of pre-paid customers in the retail consumer segment.

As part of our program to integrate our offers with those of Telemar, in May 2009 we began offering “Oi Ligadores” and “Oi Cartão Total” to our pre-paid customers in Region II. “Oi Ligadores” subscriptions allow customers that subscribe to this program to receive bonus minutes with each purchase of additional credits. We charge a nominal subscription fee to enroll a customer in the “Oi Ligadores” program and provide bonus minutes to these customers that may be used for local calls to our fixed-line or mobile subscribers or long-distance calls to our fixed-line subscribers.

“Oi Cartão Total” is a service that integrates mobile, fixed-line and public telephone services through a single card. Particularly focused on our pre-paid customers and on public telephone users, the “Oi Cartão Total” allows these customers to use their available credits to make any type of call from mobile, fixed-line or public telephones. We believe that “Oi Cartão Total” represents a significant step towards the convergence of our telecommunications services and satisfies the needs of a common profile of our pre-paid customers who use a mobile phone to receive calls and public telephones to make calls. We have made aggressive service offerings in order to promote and stimulate the use of the “Oi Cartão Total,” including bonus minutes for calls made by our pre-paid customers.

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

Under our authorizations to provide personal mobile services, we are required to offer a basic post-paid mobile plan that includes activation charges, monthly subscription rates and charges for local calls. As of December 31, 2009, 2.3% of our mobile customers subscribed to our basic post-paid plan. In addition to the basic plan, we offer a variety of alternative post-paid plans that are that are designed to meet our customers’ usage profiles.

Under Telemar’s authorization from ANATEL to acquire control of our company, we were required to offer to our customers the same plans that Telemar offers to its customers by December 31, 2009. As part of our program to integrate our offers with those of Telemar, in June 2009, we commenced offering “Oi Controle” and “Oi Conta” plans to our post-paid customers. “Oi Controle” is a post-paid plan available to our mobile customers that seek a fixed monthly rate for a fixed number of minutes in order to limit their expenditures on mobile calls. We launched our “Oi Conta” post-paid plan as a promotional offer which provides customers subscribing to this plan a bonus of 1,000 free mobile minutes every month for 31 months to make local calls to any of our mobile or fixed-line subscribers.

We offer (1) plans which permit a subscriber to purchase a fixed number of minutes per month for local calls to other fixed-line or mobile subscribers, (2) family plans which permit a subscriber to purchase a fixed number of minutes per month for local calls that may be shared by up to four individuals, (3) budget plans which permit a subscriber to purchase a fixed number of local and long-distance minutes per month, but restrict outgoing calls, other than calls made using a pre-paid card, after the purchased minutes have been consumed; and (4) 3G plans providing data transmission at speeds from 300 Kbps to 1 megabytes per second (Mbps).

Roaming

We have roaming agreements with TNL PCS S.A., a wholly-owned subsidiary of Telemar which provides mobile services and which we refer to as Oi, Companhia de Telecomunicações do Brasil Central, or CTBC, and Sercomtel S.A. Telecomunicações, or Sercomtel, providing our customers with automatic access to roaming services when traveling outside of Region II in areas of Brazil where mobile telecommunications services are available on the GSM standard.

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

3G Broadband Services

In 2007, we were granted an authorization and the related frequency licenses by ANATEL to offer 3G mobile services in Region II. The deployment of our 3G network allows us to offer data communication services to our personal mobile services customers at greater speeds than those made available by our previously existing 2G networks. As of December 31, 2009, we had launched 3G services in the Federal District and the nine state capitals in Region II, as well as numerous other municipalities in Region II, and had approximately 139,000 3G mobile broadband users.

Data Transmission Services

Broadband Services

We provide high-speed internet access services using ADSL technology, which we refer to as broadband services, to residential customers and businesses in the primary cities in Region II under the brand name “Oi Velox,” which we adopted to replace our former brand name in late 2009. As of December 31, 2009, we offered broadband services in 1,585 municipalities in Region II and we had 1.9 million ADSL customers.

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

Our fixed-line network supports ADSL2+. ADSL2+ is a data communications technology that allows data transmission at speeds of up to 24 Mbps downstream and 1 Mbps upstream, which is much faster than data transmission through conventional ADSL. ADSL2+ permits us to offer a wider range of services, including Internet Protocol Television, which we refer to as IP TV, a television service that is based on broadband internet access.

We charge monthly fees to our broadband users that choose iBest or iG as their ISP. We do not charge fees to our fixed-line customers that choose iBest or iG as their ISP for dial-up internet access. As of December 31, 2009, iBest and iG had an aggregate of approximately 1.4 million registered dial-up users. In the beginning of 2007, we launched a flat-fee dial-up service, called “Internet Toda Hora” (“Internet all the time”) under which our fixed-line subscribers can access the internet through dial-up connections during evening and weekend hours for a flat fee without using the local minutes that they purchase under their fixed-line plans.

Commercial Data Transmission Services

We provide a variety of customized, high-speed data transmission services through various technologies and means of access to other telecommunications services providers, ISPs and corporate customers. Our data transmission services include interconnection between local area networks at data transmission speeds of 34 Mbps, 155 Mbps and 1 Gbps, videoconferencing, video/image transmission and multimedia applications. Our principal commercial data transmission services are:

•

Industrial Exploitation of Dedicated Lines (Exploração Industrial de Linha Dedicada), or EILD, under which we lease trunk lines to other telecommunications services providers, primarily mobile services providers, which use these trunk lines to link their radio base stations to their switching centers;

•

Dedicated Line Services (Serviços de Linhas Dedicadas), or SLD, under which we lease dedicated lines to other telecommunications services providers, ISPs and corporate customers for use in private networks that link different corporate websites;

•

IP services which consist of dedicated private lines and dial-up internet access which we provide to most of the leading ISPs in Brazil, as well as Virtual Private Network, or VPN, services that enable our customers to operate private intranet and extranet networks; and

•	frame relay services which we provide to our corporate customers to allow them to transmit data using protocols based on direct use of our transmission lines, enabling the creation of VPNs.

We provide these data transmission services using our service network platform in Region II and our nationwide fiber optic cable network and microwave links.

In order to provide complete solutions to our corporate clients, we have entered into service agreements for the joint supply of international data services with a number of important international data services providers. These commercial relationships with international data services providers are part of our strategy of offering telecommunications services packages to our customers.

In addition, we provide services at our six cyber data centers located in Brasília, São Paulo, Curitiba, Porto Alegre and Fortaleza. We provide hosting, collocation and IT outsourcing at these centers, permitting our customers to outsource their IT structures to us or to use these centers to provide backup for their IT systems.

We also operate a submarine fiber optic network, which connects Brazil with the United States, Bermuda and Venezuela. Through this network, we offer international data transportation services, primarily leased lines to other telecommunications services providers.

Network Usage Services (Interconnection Service)

All telecommunications services providers in Brazil are required, if technically feasible, to make their networks available for interconnection on a non-discriminatory basis whenever a request is made by another telecommunications services provider. Interconnection permits a call originated on the network of a requesting local fixed-line, mobile or long-distance service provider’s network to be terminated on the local fixed-line or mobile services network of the other provider.

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

Conversely, other local fixed-line service providers charge us interconnection fees (1) to terminate calls on their local fixed-line networks that are originated on our local fixed-line, mobile or long-distance networks, and (2) for long-distance calls originated on their local fixed-line networks that are carried by our long-distance network.

In addition, we charge network usage fees to long-distance service providers and operators of trunking services that connect switching stations to our local fixed-line networks.

Use of Our Long-Distance Network

We are authorized to charge for the use of our long-distance network on a per-minute basis for all calls that travel through a portion of our long-distance networks for which the caller has not selected us as the long-distance provider. Conversely, other long-distance service providers charge us interconnection fees on a per-minute basis for all calls that travel through a portion of their long-distance networks for which the caller has selected us as the long-distance provider.

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

Public Telephone Services

We own and operate public telephones throughout Region II. As of December 31, 2009, we had approximately 277,900 public telephones in service, all of which are operated by pre-paid cards. For a discussion of how we account for the sale of the pre-paid cards, see “Item 5. Operating and Financial Review and Prospects—Financial Presentation and Accounting Policies—Critical Accounting Policies and Estimates—Revenue Recognition.”

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

iG Internet Portal

We operate an internet portal under the brand name “iG” that was one of the largest internet portals in Brazil in terms of the number of unique visitors in 2009 according to Ibope/NetRatings. In 2009, iG was visited by 22.2 million users on a monthly basis, and as of December 31, 2009, iG had approximately 2.0 million registered subscribers and hosted 5.2 million e-mail accounts. iG offers high quality content to the internet users that visit iG´s website, as well as a large and diversified portfolio of products and services. We are in the process of repositioning the iG brand to promote the launch of content channels covering the economy, women’s topics, entertainment, education, news, celebrities and sports, among others. We generate revenue through the iG portal from (1) monthly subscription fees that we charge to registered users of this portal, (2) fees charged to place advertisements on this portal, and (3) fees that we receive from fixed-line service providers based on the number of minutes that their subscribers are connected to this portal.

Rates

Our rates for local fixed-line services, domestic long-distance services, mobile services, interconnection, EILD and SLD services are subject to regulation by ANATEL, subject to certain exceptions relating to the rates we charge under alternative fixed-line and mobile plans that we are authorized to offer to our customers. For information on ANATEL regulation of our rates, see “—Regulation of the Brazilian Telecommunications Industry—Regulation of Fixed-Line Services—Rate Regulation,” “—Regulation of Mobile Services—Personal Mobile Services Rate Regulation,” “—Interconnection Regulations,” and “—Regulation of Data Transmission and Internet Services.”

Many of the services we provide charge on a per-minute basis. For these services, we charge for calls based on the period of use. The charge unit is a tenth of a minute (six seconds), and rounding is permitted to the next succeeding tenth of a minute. There is a minimum charge period of 30 seconds for every call.

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

Under our concession agreements, we are required to offer two local fixed-line plans to users: the Basic Plan per Minute and the Mandatory Alternative Service Plan, each of which includes installation charges, monthly subscription charges, and charges for local minutes. As of December 31, 2009, 23.0% of our local fixed-line customers subscribed to the basic fixed-line plan or the mandatory alternative fixed-line plan.

The monthly subscription fees under the Basic Plan per Minute and the Mandatory Alternative Service Plan vary in accordance with the subscribers’ profiles, as defined in the applicable ANATEL regulations. The monthly subscription fee for the Basic Plan per Minute includes the use of 200 local minutes per month by residential customers and 150 local minutes per month by commercial customers and trunk line customers. The monthly subscription fee for the Mandatory Alternative Service Plan includes the use of 400 local minutes per month by residential customers and 360 local minutes per month by commercial customers and trunk line customers. We deduct only two local minutes from a Basic Plan per Minute customer’s monthly allotment and four minutes from a Mandatory Alternative Service Plan customer’s monthly allotment for each local call made, regardless of the duration of the call, during off-peak hours. If the minute limits are exceeded, customers will incur additional metered-minute charges, the prices of which vary depending on whether the customer is a Basic Plan per Minute subscriber or a Mandatory Alternative Service Plan subscriber. If a customer does not use all of the minutes covered by the monthly subscription fee, the minutes cannot be carried over to the next month.

In addition to the Basic Plan per Minute and the Mandatory Alternative Service Plan, we are permitted to offer non-discriminatory alternative plans to the basic service plans. The rates for applicable services under these plans (e.g., monthly subscription rates and charges for local and long-distance calls) must be submitted for ANATEL approval prior to the offering of those plans to our customers. In general, ANATEL does not raise objections to the terms of these plans. As of December 31, 2009, 77.0% of our fixed-line customers subscribed to alternative plans.

Under our fixed-line rate plans, we charge for calls on a per-minute basis. There is a minimum charge period of 30 seconds for every call. However, calls of three seconds or less are not charged, except in certain specific instances as provided for in ANATEL regulations.

Prior to January 2006, calls were measured and charged in terms of pulses, consisting of a single charge per call and an additional charge for each four-minute interval of usage. In January 2006, our new concession agreements established a per-minute billing system for local fixed-line telecommunications services, which we implemented by July 2007. In localities (localidades), which are governmental administrative units into which municipalities are divided, where we have not implemented the minute-based rates due to technical or economic infeasibility, we do not charge fees for additional minutes on local calls made to another fixed-line telephone. In these localities we charge only basic monthly subscription fees.

On an annual basis, ANATEL increases or decreases the maximum rates we are authorized to charge for our basic service plans. ANATEL increased these rates by an average of 2.14% as of July 20, 2007, 3.01% as of July 24, 2008 and 0.98% as of September 14, 2009. In addition, we are authorized to adjust the rates applicable to our alternative plans annually by no more than the rate of inflation, as measured by the Telecommunications Services Index (Índice de Serviços de Telecomunicações), or IST. Discounts from the rates set in basic service plans and alternative service plans may be granted to customers without ANATEL approval.

The following table sets forth selected information regarding service rates under our Basic Plan per Minute during the periods indicated.

	Year Ended December 31,
Monthly subscription rates for Basic Plan per Minute (1)	2007	2008	2009
	(in reais)
Basic Plan per Minute (residential)	27.86	28.69	28.97
Basic Plan per Minute (commercial)	41.23	42.48	42.89
Basic Plan per Minute (trunk lines)	40.85	42.09	42.50

(1)	The amounts represent the weighted average of monthly rates, net of taxes.

Local Fixed Line-to-Mobile Rates

When one of our fixed-line customers makes a call to a mobile subscriber of our company or another mobile services provider that terminates in the mobile registration area in which the call was originated, we charge our fixed-line customer per-minute charges for the duration of the call based on rates designated by ANATEL as VC1 rates. In turn, we pay the mobile services provider a per-minute charge based on rates designated by ANATEL as VU-M rates for the use of its mobile network in completing the call. VC1 rates vary depending on the time of the day and day of the week, and are applied on a per-minute basis.

On an annual basis, ANATEL may increase or decrease the maximum VC1 rates we are authorized to charge. ANATEL authorized us to increase our VC1 rates by an average of 3.34% as of July 20, 2007, 3.03% as of July 24, 2008 and 0.98% as of February 9, 2010. Discounts from the VC1 rates approved by ANATEL may be granted to customers without ANATEL approval.

The following table sets forth the average per-minute VC1 rates that we were permitted to charge during the periods indicated.

	Year Ended December 31,
	2007	2008	2009
	(in reais)
Per-minute charges for local fixed-line calls made to mobile telephones (1)	0.50	0.51	0.51

(1)	The amounts represent the weighted average of monthly rates, net of taxes.

Domestic Long-Distance Rates

Fixed Line-to-Fixed-Line

If a caller selects our carrier selection code for a long-distance call that originates and terminates on fixed-line telephones, we receive the revenues from the call and must pay interconnection fees to the service providers that operate the networks on which the call originates and terminates. Rates for these long-distance calls are based on the physical distance separating callers (which are categorized by four distance ranges), time of the day and day of the week, and are applied per minute for the duration of the call. Rates on these calls are applied on a per-minute basis.

On an annual basis, ANATEL increases or decreases the maximum domestic fixed line-to-fixed line long-distance rates we are authorized to charge. ANATEL increased these rates by an average of 2.14% as of July 20, 2007, 3.01% as of July 24, 2008 and 0.98% as of September 14, 2009. Discounts from the domestic fixed line-to-fixed line long-distance rates approved by ANATEL may be granted to customers without ANATEL approval.

The following table sets forth selected information on domestic fixed line-to-fixed line long-distance rates our company was permitted to charge per minute during peak hours (i.e., between the hours of 9 a.m. and noon and 2 p.m. and 6 p.m. on weekdays) during the periods indicated.

	Year Ended December 31,
Domestic long-distance rates per minute (1)	2007	2008	2009
	(in reais)
0 to 50 km	0.24	0.24	0.24
50 to 100 km	0.33	0.35	0.35
100 to 300 km	0.35	0.36	0.36
Over 300 km	0.36	0.37	0.37

(1)	The amounts represent the weighted average of monthly rates, net of taxes.

Mobile Long-Distance

Rates for long-distance calls that originate or terminate on mobile telephones are based on whether the call is an intrasectoral long-distance call, which is charged at rates designated by ANATEL as VC2 rates, or an intersectoral long-distance call, which is charged at rates designated by ANATEL as VC3 rates. If the caller selects our carrier selection code for the call, we receive the revenues from the call and must pay interconnection fees to the service providers that operate the networks on which the call originates and terminates. The applicable VC2 and VC3 rates vary depending on the time of the day and day of the week, and are applied on a per-minute basis.

On an annual basis, ANATEL may increase or decrease the maximum VC2 and VC3 rates we are authorized to charge. ANATEL authorized us to increase our VC2 and VC3 rates by an average of 3.29% as of July 18, 2007, 3.01% as of July 23, 2008 and 0.98% as of February 9, 2010.

The following table sets forth the average per-minute rates we were permitted to charge for mobile long-distance calls during peak hours (i.e., between the hours of 9 a.m. and noon and 2 p.m. and 6 p.m. on weekdays) during the periods indicated.

	Year Ended December 31,
Per-minute charges for mobile long-distance calls (1)	2007	2008	2009
	(in reais)
VC2	1.08	1.11	1.11
VC3	1.23	1.26	1.26

(1)	The amounts represent the weighted average of monthly rates, net of taxes.

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

Under ANATEL regulations, we were required to submit a basic post-paid service plan and a basic pre-paid service plan to ANATEL for its approval. As of December 31, 2009, 2.3% of our mobile customers subscribed to our basic post-paid plan and less than 1% of our mobile customers subscribed to our basic pre-paid plan.

Under the basic post-paid service plan, customers pay monthly subscription charges (which include a specified number of usage minutes) and pay fees based on usage of excess minutes that were not included in the monthly subscription charge. Under the basic pre-paid service plan, customers pay one-time activation charges as well as charges for the minutes that they use. The rates for the applicable services under these plans (e.g., activation charges, monthly subscription charges, charges for local and long-distance calls and roaming charges) were approved by ANATEL at the time that the plans were authorized.

We charge for all mobile calls made by our pre-paid customers, and for mobile calls made by our post-paid customers in excess of their allocated monthly number of minutes, on a per-minute basis.

In addition to the basic service plans, we are permitted to offer non-discriminatory alternative plans to the basic service plans. The rates for applicable services under these plans (e.g., monthly subscription rates, charges for local and long-distance calls and roaming charges) must be submitted for ANATEL approval prior to the offering of those plans to our customers. In general, ANATEL does not raise objections to the terms of these plans. As of December 31, 2009, substantially all of our mobile customers subscribed to these alternative plans.

Although subscribers of a plan cannot be forced to migrate to new plans, existing plans may be discontinued as long as all subscribers of the discontinued plan receive a notice to that effect and are allowed to migrate to new plans within six months of such notice.

Rates under our basic and alternative mobile plans may be adjusted annually by no more than the rate of inflation, as measured by the IST. These rate adjustments occur on the anniversary dates of the approval of the specific plans. Discounts from the rates set in basic service plans and alternative service plans may be granted to customers without ANATEL approval. The rate of inflation as measured by the IST was 3.17% in 2007, 6.56% in 2008 and 2.06% in 2009.

Network Usage (Interconnection) Rates

Fixed-Line Networks

Our revenues from the use of our local fixed-line networks consist primarily of payments on a per-minute basis, which are charged at rates designated by ANATEL as TU-RL rates, from:

•	long-distance service providers to complete calls terminating on our local fixed-line network;

•	long-distance service providers for the transfer to their networks of calls originating on our local fixed-line network;

•	mobile services providers to complete calls terminating on our local fixed-line network; and

•	other fixed-line service providers for local fixed-line calls that originate on their local fixed-line networks and terminate on our local fixed-line network.

TU-RL rates vary depending on the time of the day and day of the week, and are applied on a per-minute basis. Charges for the use of our local fixed-line network to terminate local calls originating on the network of another local fixed-line service provider are only billed and due when usage of our network exceeds 55% of the total traffic registered between our network and the network of the other telecommunications service provider.

Since January 1, 2007, our TU-RL rate has been equal to 40% of the rate included in our Basic Plan per Minute for a local fixed-line call, which is adjusted on an annual basis by ANATEL. See “—Local Fixed-Line Rates—Local Rates.” As of the date of this annual report, our TU-RL rate during peak hours (i.e., between the hours of 9 a.m. and noon and 2 p.m. and 6 p.m. on weekdays) is R$0.031 per minute. ANATEL announced that beginning in 2008, the method used to determine the TU-RL rates would be based on a cost methodology, known as long-run incremental costs. However, in October 2007, ANATEL published an official letter delaying this change until the end of 2010.

Our revenues from the use of our long-distance network consist primarily of payments on a per-minute basis, which are charged at rates designated by ANATEL as TU-RIU rates, from other long-distance carriers that use a portion of our long-distance networks to complete calls initiated by callers that have not selected us as the long-distance provider.

TU-RIU rates vary depending on the time of the day and day of the week, and are applied on a per-minute basis. Since January 1, 2007, our TU-RIU rate has been equal to 30% of our domestic fixed line-to-fixed line long-distance rates for calls of more than 300 km, which are adjusted on an annual basis by ANATEL. See “—Local Fixed-Line Rates—Domestic Long-Distance Rates—Fixed Line-to-Fixed Line.” As of the date of this annual report, our TU-RIU rate during peak hours is R$0.12 per minute.

The following table sets forth the average per-minute rates we charged for the use of our fixed-line networks during the periods indicated.

	Year Ended December 31,
Fixed-Line Network Usage Rates (1)	2007	2008	2009
	(in reais)
TU-RL	0.030	0.031	0.031
TU-RIU	0.083	0.087	0.088

(1)	The amounts represent the weighted average of monthly rates, net of taxes.

Mobile Networks

Our revenues from the use of our mobile networks consist primarily of payments on a per-minute basis from (1) local fixed-line, long-distance and mobile services providers to complete calls terminating on our mobile network, and (2) long-distance service providers for the transfer to their networks of calls originating on our mobile network.

The terms and conditions of interconnection to our mobile network, including the rates charged to terminate calls on our mobile network (which are designated by ANATEL as VU-M rates), commercial conditions and technical issues, are freely negotiated between us and other mobile and fixed-line telecommunications service providers, subject to compliance with regulations established by ANATEL relating to traffic capacity and interconnection infrastructure that must be made available to requesting providers, among other things. We must offer the same VU-M rates to all requesting service providers on a nondiscriminatory basis. We apply VU-M charges on a per-minute basis.

If we are not able to establish interconnection rates for use of our mobile network with other mobile and fixed-line telecommunications service providers, ANATEL is empowered to arbitrate, at its discretion, the interconnection rates that we may charge. In 2005, mobile service providers and fixed-line service providers in Brazil were unsuccessful in negotiating an agreement for new VU-M rates. All mobile service providers and fixed-line service providers in Brazil commenced arbitration proceedings before ANATEL to establish the applicable VU-M rates. The mobile service providers and fixed-line service providers entered into a provisional agreement establishing provisional rates applicable to each mobile service provider, and after the providers entered into this agreement, ANATEL approved adjusted VC1 rates that the fixed-line service providers were permitted to charge at that time based on the provisional VU-M rates.

We and the other mobile services providers generally negotiate provisional agreements each year to establish rate increases for the VU-M charged by the mobile services providers.

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

In July 2008, a provisional agreement among the incumbent fixed-line service providers, as well as CTBC Telecom and Sercomtel, and the mobile services providers, including Brasil Telecom Mobile, was submitted to ANATEL that established an average increase in the VU-M rates of 2%, and provided that the VU-M rates would be increased by an amount equal to 68.5% multiplied by the percentage increase in VC1 approved by ANATEL in 2008. No provisional agreement with respect to the VU-M rates was entered into in 2009.

Under the rules established for the auctions of 3G spectrum in December 2007, all mobile services providers were required to establish uniform VU-M rate schedules that would apply in all states of each service region no later than October 30, 2009. This requirement did not affect Oi or Brasil Telecom Mobile because these companies had already established uniform VU-M rates in each of their service regions. As of October 30, 2009, none of the other mobile services providers had established uniform VU-M rate schedules and we and Oi commenced arbitration proceedings before ANATEL with respect to the VU-M rates charged by our competitors. In January 2010, ANATEL set provisional reference rates for each mobile services provider for each region based on the mean V-UM previously charged by that mobile services provider in the applicable service region.

The following table sets forth the average per-minute VU-M rates that we charged during the periods indicated.

	Year Ended December 31,
	2007	2008	2009
	(in reais)
Per-minute charges for local fixed-line calls made to mobile telephones (1)	0.41	0.42	0.41

(1)	The amounts represent the weighted average of monthly rates, net of taxes.

Data Transmission Rates

Broadband services, IP services and frame relay services are deemed to be value-added services under ANATEL regulations and, therefore, the rates and prices for these services are not subject to regulation and are market-driven. We offer broadband services subscriptions at prices that vary depending on the download speeds available under the purchased subscription.

A significant portion of our revenues from commercial data transmission services are generated by monthly charges for EILD and SLD services, which are based on contractual arrangements for the use of part of our network. Under ANATEL regulations, because we are deemed to have significant market power in the fixed-line services business, we are required to make publicly available the forms of agreements that we use for EILD and SLD services, including the applicable rates, and are only permitted to offer these services under these forms of agreements. We are allowed to increase these rates on an annual basis by no more than the rate of inflation, as measured by the IST. ANATEL also publishes reference rates for these services and if one of our customers objects to the rates that we charge for these services, that customer is entitled to seek to reduce the applicable rate through arbitration before ANATEL.

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

Marketing

In 2009, we incurred R$158 million in marketing expenses, primarily to promote the cost savings available through our bundled service plans and diversify our sales efforts. Throughout 2009, our principal marketing effort was to continue to offer integrated promotions by bundling our various services, such as mobile communications, ADSL services, fixed-line services and public telephone services. Beginning in February 2008, ANATEL regulations have required mobile services providers to unblock the mobile handsets of their customers, permitting mobile users to choose a different service provider than the handset supplier. As a result and in line with our integration of our marketing efforts with Telemar, we have adopted a strategy of selling SIM cards on a stand-alone basis to acquire new pre-paid customers and retain existing ones.

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

Following Telemar’s acquisition of control of our company in January 2009, we have integrated our marketing and distribution programs with those of Telemar. We target our marketing efforts to three separate segments of the telecommunications services market: (1) retail customers; (2) high-value residential customers and medium and small commercial customers; and (3) large commercial customers.

Retail Customers

We market our local fixed-line services, pre-paid and post-paid mobile services, long-distance services and dial-up internet access to retail customers. The retail marketing segment generated approximately 21% of our net operating revenues in 2009. Our principal distribution channels in the retail segment in 2009 were:

•

telemarketing, which accounted for approximately 64% of our sales of fixed-line plans and 61% of our sales of broadband service subscriptions and approximately 61% of our sales of post-paid mobile plans in 2009. Our telemarketing sales channel consists of approximately 1,100 sales representatives that answer more than 500,000 calls per month. This channel provides us with the ability to pro-actively reach new customers, thereby increasing our client base and revenues, and also receive calls prompted by offers in numerous types of media.

•

34 exclusive agents with 787 salespeople trained to sell our services door-to-door in Region II in places where customers generally are not reachable by telemarketing. This channel accounted for approximately 14% of our sales of fixed-line plans and approximately 3% of our sales of broadband services in 2009.

•

approximately 40,000 drug stores, supermarkets, newsstands and similar outlets through which we primarily sell SIM cards and pre-paid mobile cards. This channel accounted for approximately 67% of our sales of SIM cards in 2009.

High-Value Residential Customers and Medium and Small Commercial Customers

We market our local fixed-line services, broadband services, post-paid mobile services and long-distance services to high-value residential customers and medium and small commercial customers. This marketing segment generated approximately 19% of our net operating revenues in 2009. Our principal distribution channels in this marketing segment in 2009 were:

•	our telemarketing channel described above, which accounted for approximately 59% of our sales of fixed-line plans and 55% of our sales of broadband service subscriptions in 2009.

•

49 “Oi” franchised service stores and kiosks located in the largest shopping malls and other high density areas in Region II that are focused on sales of higher value-added services (post-paid mobile plans and broadband services). This channel accounted for approximately 1% of our sales broadband services subscriptions, 12% of our sales of post-paid mobile plans and 7% of our sales of pre-paid mobile cards in 2009.

•

503 Oi mobile services stores through which we primarily sell post-paid mobile plans and broadband services. This channel accounted for approximately 29% of our sales of broadband services subscriptions and 14% of our sales of post-paid mobile plans in 2009.

•	a network comprised of approximately 115 non-exclusive commissioned sales agents dedicated mainly to marketing to small- and medium-sized commercial customers.

Large Commercial Customers

We market our local fixed-line services, broadband services, post-paid mobile services, long-distance services and commercial data transmission services to large commercial customers. This marketing segment generated approximately 15% of our net operating revenues in 2009. Our principal distribution channel in this marketing segment in 2009 was our direct sales force.

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

We are required to include in our monthly bills charges incurred by our customers for long-distance services provided by other long-distance service providers upon the request of these providers. We have billing agreements with each long-distance telecommunications service provider that interconnects with our networks under which we bill our customers for any long-distance calls originated on our network that are carried by another long-distance service provider and transfer the balance to the relevant provider after deducting any access fees due for the use of our network.

Payments are due within an average of 13 days after the billing date. We charge late-payment interest at a rate of 1% per month plus a one-time late charge of 2% of the amount outstanding. At December 31, 2009, 53.2% of all accounts receivable due from our fixed-line customers were outstanding for more than 30 days and 28.6% were outstanding for more than 90 days, as compared to 46.6% and 22.5%, respectively, at December 31, 2008.

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

Mobile Telecommunications Services

We bill our mobile post-paid customers on a monthly basis and itemize charges in the same manner as we bill our fixed-line customers. See “—Fixed-Line Telephone Services.” In addition, the monthly bills also provide details regarding minutes used and roaming charges. Payments are due within an average of 13 days after the billing date. We charge late-payment interest at a rate of 1% per month plus a one-time late charge of 2% of the amount outstanding. At December 31, 2009, 66.9% of all accounts receivable due from our mobile customers were outstanding for more than 30 days and 37.5% were outstanding for more than 90 days, as compared to 59.3% and 27.9%, respectively, at December 31, 2008.

ANATEL regulations permit us to partially suspend services to a mobile customer when the customer’s account is more than 15 days past due, restrict all incoming calls received and outgoing calls made by a mobile customer when the customer’s account is more than 45 days past due, and cancel services to a mobile customer when the customer’s account is more than 75 days past due, provided in each case that 15-days’ prior notice has been given to that customer prior to the imposition of each restriction. The cancellation process thus comprises several stages, including customer notification regarding the referral of their delinquency to credit bureaus, before services to the mobile customer may be ultimately cancelled due to non-payment. Notices range from text messages to active calls for negotiation with the customer. Our collection system enables us to access delinquent subscribers’ accounts according to their payment profile. This profile takes into consideration, among other things, the length of subscription, the outstanding balance of the account and the longest payment delays. We have also implemented an information tool to assist with account management that is designed to warn subscribers of high outstanding amounts due and unpaid.

Network and Facilities

Our network is comprised of a physical and logical infrastructure through which we provide fully-integrated services, whether fixed-line or mobile, voice, data or image, thereby optimizing available resources.

As part of the integration of our operations into the operations of Telemar, we consolidated our network operations center with Telemar’s network operations center in Rio de Janeiro in July 2009 and now monitor our networks remotely from this network operations center.

Network operating and configuration platforms, located at the network operations center, perform failure monitoring, database and configuration management, security management and performance analysis for the entire network.

Fixed-Line Network

Our fixed-line network includes (1) a network of access lines connecting customers to digital exchanges, (2) digital exchanges, (3) trunk lines connecting digital exchanges, and (4) long-distance transmission equipment. As of December 31, 2009, our access network served approximately 7.7 million fixed-line subscribers and approximately 1.9 million ADSL subscribers. As of December 31, 2009, we provided ADSL services in 1,585 municipalities.

In 2009, we provided fixed-line services at 82 new localities, 36 of which were provided with group access and 46 of which were provided with individual access, and we visited approximately 1,580 localities to confirm data on our record of localities. As of December 31, 2009, we offered fixed-line services in approximately 8,900 localities, either with individual or group access.

The following table sets forth selected information about our fixed-line network as of the dates and for the periods indicated.

	As of and For Year Ended December 31,
	2007	2008	2009
Installed access lines (in millions)	10.8	10.4	10.4
Access lines in service (in millions)	8.0	8.1	7.7
Public telephones in service (in thousands)	281.8	277.9	277.9
Broadband access lines in service (in millions)	1.6	1.8	1.9

Our fixed-line network is fully digitalized. Our transmission infrastructure connects these digital switches to two international gateway switches. Additionally, our network supports advanced services, including pre-paid and toll-free services.

Our long-distance network consists of fiber-optic cable networks and microwave links that we use to provide long-distance services within Region II. We have extended long-distance fiber optic networks that connect the state capitals in Region II and the Federal District. Most of the large urban areas of Region II are also connected by our fiber optic networks.

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

As of December 31, 2009, our mobile network, consisting of 3,499 active radio base stations, covered 1,120 municipalities, or 93.0% of the urban population in Region II.

With the acquisition of new radio frequencies and the authorization to provide 3G services in Region II, we started the implementation process for our new 3G network. Our 3G projects are designed to provide the necessary capacity for up to 120,000 customers and include the installation of 1,435 active radio base stations, Node-Bs and systems provided by Ericsson and Nokia. These projects also involve the connection of 19 3G control units and the expansion of our data and network transmission.

Our mobile networks are directly interconnected to the national and international long-distance networks of all long-distance service providers operating in Regions I, II and III and all mobile services providers in Regions I, II and III.

Data Transmission Network

Broadband Services

Our broadband network uses ADSL as a broadband access technology using our existing fixed-line networks with speeds of up to 8 Mbps (download) and 1 Mbps (upload). We have updated our DSLAMs/Ethernet technology to support ADSL 2+ technologies, allowing us to offer higher-speed services. We have implemented an address control and name resolution system for our IP networks with the objective of optimizing resources and improving the availability of internet access services.

We have deployed a Metro Ethernet network, which is a network that covers a metropolitan area to connect our subscribers to the internet, in several major metropolitan areas. We are currently expanding our Metro Ethernet network to other cities due to new customer demand. As a result of the implementation of this technology, we are able to provide IP TV, a television service that is based on broadband internet access. We have also deployed optical fiber networks based on GPON technology together with VDSL2 to provide fiber to the building.

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

Commercial Data Transmission Services

Our Asynchronous Transfer Mode, or ATM, network, with its fully-integrated management system, provides:

•	frame relay data services (a data transmission service using fast protocols based on direct use of transmission lines) from 64 Kbps to 34 Mbps;

•	ATM data services supporting access rates from 2 Mbps to 622 Mbps; and

•	aggregation network services for ADSL platforms.

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

Competition

Our industry is highly competitive. The competitive environment is significantly affected by key trends, including technological and service convergence, market consolidation and combined service offerings by service providers. See “Item 5. Operating and Financial Review and Prospects—Principal Factors Affecting Our Financial Condition and Results of Operations—Effects of Competition on the Rates that We Realize and the Discounts We Record.”

Local Fixed-Line Services

In the local fixed-line telecommunications services market, competition is focused on corporate customers. In addition, competition from other telecommunications services has been increasing, particularly from mobile telecommunications services, which has led to traffic migration from fixed-line traffic to mobile traffic and the substitution of mobile services in place of fixed-line services, encouraged by offers of aggressively-priced packages from some mobile telecommunications service providers. Finally, the decrease in interconnection rates has discouraged the construction of new fixed-line networks and has led to decreases in market prices for telecommunications services by enabling telecommunications service providers that use the local fixed-line networks of incumbent fixed-line providers to offer lower prices to their customers.

We are the leading provider of local fixed-line services in Region II with 7.7 million fixed lines in service as of December 31, 2009 and an estimated market share of 68.5% of the total fixed lines in service in this region as of December 31, 2009, based on information available from ANATEL. Our principal competitors in Region II for fixed-line services are (1) GVT (an affiliate of Vivendi S.A.), which had an estimated market share of 11.5% of the total fixed lines in service in this region as of December 31, 2009, based on information available from ANATEL, and (2) Embratel (an affiliate of Telecom Americas Group, which is a subsidiary of América Móvil S.A.B. de C.V., an affiliate of Telmex), which has an estimated market share of 9.3% of the total fixed lines in service in this region as of December 31, 2009, based on information available from ANATEL.

Embratel provides local fixed-line services to residential customers through the cable network owned by its affiliate Net in the portions of Region II where Net provides cable television service. As a result, Net is able to offer cable television, broadband and telephone services as a bundle at a very competitive price. Net has engaged in efforts to promote Embratel’s fixed-line service by offering free local fixed-line service to its customers for a period of one year. We expect competition from Embratel to increase as the cable network of Net expands through internal growth and as a result of acquisitions.

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

We expect to continue to face competition from mobile services providers, which represent the main source of competition in the local fixed-line service market. As of December 31, 2009, there were approximately 45 million mobile subscribers (including our mobile customers) in Region II, a 14.8% increase over December 31, 2008. The increase in the number of mobile users, in addition to reduced mobile services rates, is expected to continue to adversely affect the number of fixed-line subscribers and the volume of local fixed-line traffic. In addition, because mobile providers offer promotions and service plans that permit subscribers to make calls within the mobile provider’s network at rates that are less than those charged for calls from a fixed-line telephone to a mobile telephone, we believe that we may be vulnerable to traffic migration as customers with both fixed-line and mobile telephones use their mobile devices to make calls to other mobile subscribers.

We believe that major technological innovations, such as instant messaging services and VoIP, may impact local fixed-line traffic in the future. In Brazil, those services have been increasing in popularity, which could put further pressure on the local fixed-line telecommunications market.

Long-Distance Services

The long-distance services market is highly competitive. For the year ended December 31, 2009, based on internal data and publicly available information, we were the leader in long-distance services provided to customers in Region II in terms of volume of traffic from calls originated in this region.

Our principal competitors for long-distance services originating on fixed-line telephones in Region II are Embratel and GVT. We compete for long-distance services originating on mobile telephones in Region II with Embratel, Telesp (an affiliate of Vivo), TIM and GVT.

Generally, callers placing fixed-line long-distance calls in Brazil tend to select the long-distance carrier affiliated with the provider of their fixed-line service. Similarly, callers placing mobile long-distance calls in Brazil tend to select the long-distance carrier affiliated with the provider of their mobile or fixed-line service. However, increased competition from long-distance service providers has resulted in pressure on our long-distance rates and adversely affected our revenue from these services.

In addition, the offering of plans by other mobile services providers that include free minutes for calls to other subscribers of those mobile services providers may adversely impact our revenues from mobile long-distance calls if our mobile customers migrate to our competitors to remain within the network of the people to whom they plan to place long-distance calls.

New technologies that serve as an alternative to traditional long-distance telephone calls, such as VoIP, may start to capture part of Brazil’s long-distance traffic. However, in contrast to what has occurred in other countries, such as the United States, we do not expect intense competition from VoIP providers in the near term due to (1) the low level of broadband penetration in Brazil due to the population’s relatively low per capita income, and (2) the expected adverse effect of the success of this technology on the long-distance call margins of Embratel, which is an affiliate of Net, the main service provider with the ability to offer alternatives through VoIP.

Mobile Services

The mobile telecommunications services market in Brazil is characterized by intense competition among providers of mobile telecommunications services. We compete primarily with the following mobile services providers, each of which provides services throughout Brazil:

•	Vivo, which is a joint venture between Telefónica S.A. and Portugal Telecom S.A. and markets its services under the brand name “Vivo”;

•	TIM, which is a subsidiary of Telecom Italia S.p.A. and markets its services under the brand name “TIM”; and

•	Telecom Americas Group, which is a subsidiary of América Móvil S.A.B. de C.V., an affiliate of Telmex, and markets its services under the brand name “Claro.”

Competitive efforts in the Brazilian mobile telecommunications services market generally take the form of handset subsidies in the post-paid market and traffic subsidies in both the pre-paid and post-paid markets. For example, TIM has recently initiated a promotion under which its mobile subscribers may originate long-distance calls for a fixed fee, regardless of the duration of the call. The aggressiveness of promotions is generally driven by the desire of the provider offering the promotion to increase market share; however, these promotions generally are for a short duration as the pricing terms offered are not sustainable over the long term.

As of December 31, 2009, based on information available from ANATEL, we had a market share of 16.0% of the total number of subscribers in Region II, ranking behind Vivo with 31.5%, Claro with 28.3% and TIM with 23.9%, and we captured 26.9% of all net additions of mobile subscribers in Region II (calculated based on the number of mobile subscribers at the end of a period less the number of mobile subscribers at the beginning of that period) during 2009.

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

Our principal competitors in the commercial data transmission services market are Embratel, GVT and Intelig. Because the commercial data transmission services market is significantly less regulated than the fixed-line, long-distance and mobile services markets and, therefore, presents fewer barriers to entry, this market is subject to competition from a large number of competitors, including fixed-line telecommunications service providers and specialized services companies competing in this high-growth market and focused on large- and medium-sized business customers. Along with growth in traffic volume and increasing demand for broadband capacity, we expect significant price reductions in data transmission services as competitors expand their networks. We also anticipate a shift in competition towards value-added services provided over IP platforms.

Concessions, Authorizations and Licenses

Under the General Telecommunications Law and ANATEL regulations, the right to provide telecommunications services is granted either through a concession under the public regime or an authorization under the private regime. For additional details regarding the rights and obligations of service providers operating under the public regime and the private regime, see “—Regulation of the Brazilian Telecommunications Industry—Concessions and Authorizations.” We operate under:

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

•

authorizations to provide local fixed-line services and domestic long-distance services in the areas of the States of Goiás, Mato Grosso do Sul and Paraná that are excluded from the concession area of Region II;

•	an authorization to provide international long-distance services originating from any location in Brazil; and

•	authorizations to provide Multimedia Communication Services (Serviço de Comunicação Multimídia) throughout Brazil.

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

For more information regarding the adjustment of our rates for fixed-line services, the General Plan on Universal Service and the General Plan on Quality Goals, see “—Regulation of the Brazilian Telecommunications Industry—Regulation of Fixed-Line Services.”

These concession agreements required us to render services in public telecommunications offices that serve as business centers for low-income populations. In April 2008, these concession agreements were amended to remove the obligation to construct new public telecommunications offices and replace this obligation with obligations to provide transmission lines connecting our fiber-optic internet backbones to municipalities in our concession area in which we did not provide internet service, which we refer to as backhaul. Under these amendments, we are obligated to set up backhaul in 452 municipalities in Region II. The facilities that we construct to meet this obligation will be considered to be property that is part of our concession and will therefore revert to the Brazilian government on January 1, 2026. Under the amendments, we were required to provide backhaul to 40% of these municipalities by December 12, 2008 and 80% of these municipalities by December 31, 2009. The amendments require us to provide backhaul to all of these municipalities by December 31, 2010.

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

We are currently discussing modifications to these concession agreements with ANATEL. On March 30, 2009, ANATEL published a public notice of the proposed modifications to these concession agreements. In this public notice, ANATEL proposed an amendment to the General Plan on Universal Service that would require us to:

•	double the backhaul capacity to the 20 municipalities affected by the April 2008 amendment to our concession agreements;

•	provide high-speed transmission lines (2.5 Gbps) to the 1,400 municipalities in our concession area in which we did provide internet service as of April 2008; and

•

provide service to a large number of additional areas, including indigenous villages, rural schools, health clinics, military bases, federal and state highway police stations, public aerodromes and environmental conservation organizations, which would require the fixed-line concessionaires to install an aggregate of up to approximately 110,000 additional public telephones, mostly in rural areas.

In order to mitigate the costs related to the General Plan on Universal Service, ANATEL proposed a reduction in the number of public telephones required per inhabitant from 6.0 per 1,000 inhabitants to 4.5 per 1,000 inhabitants. The public consultation period in connection with the March 30, 2009 public notice ended on June 22, 2009, although the final amendments to our concession agreements have not yet been determined. The final modifications will become effective on January 1, 2011. As a result of the adoption of the National Broadband Plan, we expect that ANATEL will propose additional modifications to the General Plan on Universal Service as part of the pending modifications of these concession agreements.

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

For more information regarding the adjustment of our rates for fixed-line services, the General Plan on Universal Service and the General Plan on Quality Goals, see “—Regulation of the Brazilian Telecommunications Industry—Regulation of Fixed-Line Services.”

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

We are currently discussing modifications to these concession agreements with ANATEL. On March 30, 2009, ANATEL published a public notice proposing new conditions and quality and universal service targets related to these concession agreements. The public consultation period in connection with the March 30, 2009 public notice ended on June 22, 2009, although the final amendments to our concession agreements have not yet been determined. The final modifications will become effective on January 1, 2011.

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

We hold nine licenses to use radio frequency spectrum in specific geographic regions. These licenses grant us permission to use the applicable radio spectrum for 15 years from the date of grant and are renewable for additional 15-year terms. We will be required to pay an amount equal to 2.0% of the prior year’s net operating revenue from personal mobile services upon renewal of the license and on every second anniversary of the renewal. The initial terms of our radio frequency spectrum licenses expire between 2017 and 2022.

Our authorization agreements are subject to network scope and service performance obligations set forth in these authorization agreements. Under these obligations, we are required to service all municipalities in Region II with a population in excess of 100,000. A municipality is considered “serviced” when the covered service area contains at least 80% of the urban area in the municipality. As of the date of this annual report, we have satisfied the network scope and service performance obligations set forth in these authorization agreements.

In August 2007, ANATEL adopted a revision of the personal mobile services regulations that became effective in February 2008. These revised regulations imposed additional obligations on personal mobile services providers, in particular in connection with customers’ rights. For a discussion of these additional obligations, see “—Regulation of the Brazilian Telecommunications Industry—Regulation of Mobile Services—Obligations of Personal Mobile Services Providers.”

3G Radio Frequency Licenses

We have been granted radio frequency licenses by ANATEL that govern our use of the frequencies necessary to provide 3G services in Region II. Each of these licenses grants us permission to use the applicable radio spectrum for 15 years from the date of grant and is renewable for additional 15-year terms. We will be required to pay an amount equal to 2.0% of the prior year’s net operating revenue from personal mobile services upon renewal of the license and on every second anniversary of the renewal. The initial terms of these licenses expire in 2023.

These radio frequency licenses include network scope obligations. Under these obligations, as of the date of this annual report, we are required to (1) service 168 municipalities in Region II that did not have mobile services at the time these licenses were granted with either 2G or 3G mobile telecommunications services, and (2) provide 3G service to all state capitals in Region II, the Federal District and all municipalities with a population in excess of 500,000. In addition, we are required to provide the following services in Region II:

•	3G service to all municipalities with a population in excess of 200,000 by April 30, 2012;

•	3G service to all municipalities with a population in excess of 100,000 and to 50% of the municipalities with a population in excess of 30,000 and less than 100,000 by April 30, 2013;

•	3G service to 60% of the municipalities with a population in excess of 30,000 by April 30, 2016; and

•	3G service to 242 municipalities with a population of less than 30,000 by April 30, 2016.

A municipality is considered “serviced” when the covered service area contains at least 80% of the urban area in the municipality. Our failure to meet these targets may result in the imposition of penalties established in ANATEL regulations and, in extreme circumstances, in termination of our 3G frequency licenses by ANATEL. As of the date of this annual report, we have satisfied the network scope and service performance obligations set forth in these licenses.

Fixed-Line Services Authorization Agreements

We have entered into authorization agreements with ANATEL that govern our authorizations to provide local fixed-line services in the areas in the States of Goiás, Mato Grosso do Sul and Paraná that are excluded from the concession area of Region II. These authorizations do not have termination dates and require us to comply with certain quality of service obligations set forth in the General Plan on Quality Goals. We have surrendered our fixed-line services authorizations in Regions I and III to comply with ANATEL conditions to the approval the acquisition of our company by Telemar.

We have entered into authorization agreements with ANATEL that govern our authorizations to provide domestic long-distance services originating from the areas in the States of Goiás, Mato Grosso do Sul and Paraná that are excluded from the concession area of Region II. These authorizations do not have termination dates and require us to comply with certain quality of service obligations set forth in the General Plan on Quality Goals. We have surrendered our authorization to provide domestic long-distance services originating from Regions I and III to comply with ANATEL conditions to the approval of the acquisition of our company by Telemar.

We have entered into authorization agreements with ANATEL that govern our authorizations to provide international long-distance services originating from anywhere in Brazil. These authorizations do not have termination dates and require us to comply with quality of service obligations set forth in the General Plan on Quality Goals.

Multimedia Services Authorization Agreement

ANATEL granted us a Multimedia Communication Services authorization, which superseded our prior Telecommunications Network Transportation Services (Serviço de Rede de Transporte de Telecomunicações ) authorization, permitting us to provide high speed data service in Region II.

The Multimedia Communication Services authorization became effective in May 2003 and covers the same geographical area as our concession agreements. In April 2008, in connection with the amendments to our fixed-line services concessions, we agreed to provide internet service free of charge until December 31, 2025 to all urban schools in Region II. Under this agreement, we were required to provide internet services to 40% of these schools by December 12, 2008 and 80% of these schools by December 31, 2009. This agreement requires us to provide internet services to all of these schools by December 31, 2010.

Capital Expenditures

Our capital expenditures on property, plant and equipment and intangible assets were R$1,111 million in 2009, R$2,678 million in 2008 and R$1,398 million in 2007.

The following table sets forth our capital expenditures on plant expansion and modernization for the periods indicated.

	Year Ended December 31,
	2007		2008		2009
	(in millions of reais)
Mobile network and systems	R$	279	R$	1,145	R$	444
Data transmission equipment		240		275		170
Voice transmission		146		389		174
Telecommunications services infrastructure		226		236		15
Information technology services		127		143		63
Backbone transmission		74		137		66
Network management system equipment		34		52		3
Network expansion parts		—		29		—
Buildings, improvements and furniture		22		36		9
Submarine cables		22		19		69
Internet services equipment		92		90		17
Other		136		127		81

Total capital expenditures	R$	1,398	R$	2,678	R$	1,111

Number Portability

We implemented the systems necessary for us to comply with ANATEL’s number portability requirements. This project was commenced in September 2008 and was completed in March 2009. The total cost of this was R$163 million.

Commencement of 3G Services in Region II

In December 2007, we acquired radio frequency licenses in an auction conducted by ANATEL to provide 3G mobile services in two of the nine regions into which Brazil has been divided by ANATEL for purposes of providing 3G services. These licenses have allowed us to commence providing 3G services throughout Region II. The total cost of these licenses was R$488 million. In December 2008 we completed a project to develop our 3G network in Region II. This project was designed to provide the necessary capacity for up to 120,000 customers and included the installation of 1,453 active radio base stations, Node-Bs and systems provided by Ericsson and Nokia, the connection of 19 3G control units and the expansion of our data and network transmission. By providing 3G services, we believe that we will strengthen our bundling strategy in Region II. The total cost of this project was R$472.2 million.

Upgrade of Our Core Mobile Network

In February 2010, we completed a project to upgrade our core mobile network, with the primary goal of fully integrating our mobile network into the mobile network of Telemar. We engaged Nokia to replace our existing core mobile network, which relied on technology from Ericsson, with a new core mobile network that uses the same Nokia technology employed in Telemar’s existing core mobile network to facilitate the integration of our networks. The total cost of this project was R$131 million.

Enhancement of Our Mobile Network

We have undertaken a project to upgrade a portion of our mobile networks to enable us to increase the capacity of these networks. We plan to replace 3,060 of our radio base stations, all of which previously employed Alcatel technology, with Huawei base stations. We expect the replacement of these radio base stations to be completed by September 2010 at a total cost of R$202.5 million.

2010 Capital Expenditure Budget

Our 2010 capital expenditure budget, including our budget for expenditures in 2010 on the projects described above, totals approximately R$905 million. We plan to finance such expenditures through operating cash flows and long-term financings. From this total, we have budgeted 33% of our 2010 capital expenditure budget to the mobile telephone services business, and 62% to the fixed-line business, which includes the capital expenditures that will be necessary in order for us to meet our regulatory targets.

Research and Development

We conduct independent research and development in areas of telecommunications services but historically have not independently developed new telecommunications technology. We depend primarily on suppliers of telecommunications equipment for the development of new technology.

As part of the privatization process of Telebrás, the newly formed telecommunications service providers, including our company, contributed to the Foundation for Research and Development of Telecommunications (Fundação Centro de Pesquisa e Desenvolvimento em Telecomunicações), or the Foundation, which is a research and development center formerly operated by Telebrás that develops telecommunications technology to be applied in Brazil. We made disbursements to the Foundation of R$12 million in 2007, R$14 million in 2008 relating to specific programs that we had undertaken with the Foundation.

As part of our integration with Telemar, Telemar has created a division to manage innovation and research and development projects with the mission of coordinating and promoting efforts and projects that we develop. In addition, our technology laboratory has been integrated with Telemar’s technology laboratory, which performs equipment testing and assembly. This laboratory performs a variety of functions, such as operation support systems, business support systems and information security. We conduct trials of technologies from different vendors in this laboratory to evaluate these technologies for deployment.

Since 2006, we have performed research in cooperation with equipment and systems suppliers designed to develop new technologies and services. In 2007, we modified our “Único” service (a service enabling subscribers to use their mobile device on our fixed-line network through a wireless local area network, or Wi-Fi, connection) to include Wi-Fi access and GSM seamless integration. As a result, we believe that we were the first Brazilian carrier to launch services that use next generation network architecture.

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

Property, Plant and Equipment

Our principal properties, owned and leased, are located in Region II. At December 31, 2009, the net book value of our property, plant and equipment was R$6,993 million. Our main equipment consists of transmission equipment, trunking and switching stations (including local, tandem and transit telephone exchanges), metallic and fiber-optic cable networks and lines, underground ducts, posts and towers, data communication equipment, network systems and infrastructure (including alternating and direct current supply equipment) and motor-generator groups.

At December 31, 2009, buildings represented 9.9% of the net book value of our property, plant and equipment; underground ducts, post and towers represented 17.3% of the net book value; plant and equipment related to switching stations represented 8.2%; transmission equipment represented 51.3%; construction in progress represented 7.8%; and other fixed assets represented 5.5%.

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

Intellectual Property

We believe the trademarks that identify us and our business are important for us, and as a result, we have taken steps to protect them. At December 31, 2009, we had 237 trademarks registered with the National Institute of Industrial Property (Instituto Nacional de Propriedade Industrial), or INPI, and 392 pending trademark applications. Among the various trademarks we have registered with the INPI, three are being contested by third parties. Additionally, of the 392 pending trademark applications, 18 have been challenged by third parties.

At December 31, 2009, we had 233 domain names registered with the Center of Information and Coordination of Dot Br –NIC. Br, an agency responsible for registering domain names in Brazil. The information included on our websites or that might be accessed through our websites is not included in this annual report and is not incorporated into this annual report by reference.

At December 31, 2009, we had filed seven patent applications with the INPI. Requests for technical examination have been submitted to the INPI for all of these patent applications. Once examination is concluded, a decision accepting or rejecting the application will be issued. If granted, the patent will have a term of 20 years from the date of filing and no less than ten years from the date the application is granted.

We use the “Oi” brand name with the permission of Telemar.

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

In addition to the above policies, we maintain civil liability insurance. Our assets that are of material value and/or exposed to high degrees of risks are also insured. All of our insurance coverage was purchased from established insurance companies in Brazil, such as Bradesco and Itaú Seguros.

We believe that our current insurance coverage is suitable to our operations.

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

ANATEL is a regulatory agency that was established in July 1997 pursuant to the Regulamento da Agência Nacional de Telecomunicações. ANATEL oversees our activities and enforces the General Telecommunications Law and the regulations promulgated thereunder. ANATEL is administratively independent and is financially autonomous. ANATEL is required to report on its activities to the Brazilian Ministry of Communications. ANATEL has authority to propose and to issue regulations that are legally binding on telecommunications service providers. ANATEL also has the authority to grant concessions and licenses for all telecommunications services, other than broadcasting services. Any regulation or action proposed by ANATEL is subject to a period of public comment, which may include public hearings, and ANATEL’s decisions may be challenged administratively before the agency itself or through the Brazilian judicial system.

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

Telemar, Brasil Telecom, Telesp and Embratel, the four principal providers of fixed-line telecommunications services in Brazil, provide these services under the public regime. In addition, CTBC and Sercomtel, which are secondary local fixed-line telecommunications service providers, operate under the public regime. All of the other providers of fixed-line telecommunications services and all providers of personal mobile services and data transmission services in Brazil operate under the private regime.

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

A number of bills affecting telecommunications policy have been submitted to the Brazilian Congress with an aim to make telecommunications services more accessible to Brazil’s low-income population. These bills have proposed to (1) eliminate the monthly subscription fee (assinatura mensal) that compensates telecommunications companies for extending and maintaining fixed-line telecommunications services for their customers, and (2) impose inexpensive fixed-line telephone plans (telefone social) that telecommunications companies would be required to provide to certain eligible low-income residential customers. If approved, we expect that these types of proposals will adversely affect the overall margin of telecommunications providers, including us. For a discussion of the legal and regulatory risks associated with our business, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Company and the Brazilian Telecommunications Industry—Our industry is highly regulated. Changes in laws and regulations may adversely impact our business.”

Private Regime Authorizations

With the goal of introducing competition in fixed-line telephone services in Brazil, the federal government granted four private-regime authorizations in 1999 to permit fixed-line service providers to compete with the incumbent fixed-line concessionaires. Three of these authorizations were granted to providers of local and intraregional long-distance services in the three fixed-line service regions. Embratel currently holds two of these authorizations, which allow it to provide local fixed-line services in Regions I and III, and GVT holds the other authorization, which allows it to provide local fixed-line services in Region II. The fourth fixed-line authorization, to provide domestic and international long-distance services throughout Brazil, is currently held by Intelig. Since 2002, the number of authorizations to provide fixed-line services that the federal government may issue is unlimited.

Public Regime Concessions

Each of the public regime service providers operated under a concession agreement that expired at the end of 2005. Each of these providers entered into new concession agreements in December 2005 that extended its concessions for an additional 20-year period expiring in December 2025. Under these new concession agreements, each of the public regime service providers is required to comply with the provisions of (1) the General Plan on Universal Service that was adopted by ANATEL in June 2003, (2) the General Plan on Quality Goals that was adopted by ANATEL in June 2003, and (3) the General Plan on Competition Targets (Plano Geral de Metas de Competição), which has not yet been adopted by ANATEL.

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

General Plan on Universal Service

The General Plan on Universal Service was approved by ANATEL in June 2003 and became effective in January 2006. The General Plan on Universal Service sets forth the principal network expansion and modernization obligations of the public regime providers, such as providing public telephones in localities with a population in excess of 100, and installing residential fixed lines within seven days of a request in localities with a population in excess of 300. In addition, public regime providers must comply with the Special Individual Access Class (Acesso Individual Classe Especial) rules, which are designed to require service for economically disadvantaged people. Under the Special Individual Access Class rules, a qualifying customer may subscribe to a service plan, limited to one fixed-line per household, and pay a lower monthly fee for service than under the basic service plans.

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

ANATEL has not yet adopted final unbundling rules or rates for full unbundling, although we expect that the rates that we would receive from other telecommunications services providers accessing our fixed-line networks will be lower than the rates we currently charge our customers for providing fixed-line and broadband internet services. As of December 31, 2009, no unbundled lines had been used by competitors in our region.

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

Regulation of Mobile Services

In September 2000, ANATEL adopted regulations that established operating rules for providers under the personal mobile service regime. The regulations permitted ANATEL to grant authorizations to provide mobile telecommunications services under the personal mobile service regime. For purposes of the personal mobile service regulations, Brazil is divided into three service regions covering the same geographic areas as the concessions for fixed-line telecommunications services.

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

ANATEL conducted additional auctions of radio frequency licenses in 2004 and 2006. In April 2004, Brasil Telecom Mobile acquired an additional license to operate in Region II.

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

Additional Obligations

In August 2007, ANATEL adopted revisions to the personal mobile services regulations that became effective in February 2008. These revised regulations imposed additional obligations on personal mobile services providers, particularly in connection with customers’ rights. These obligations require personal mobile services providers to:

•	establish at least one customer service center in each registration area served that has more than 100,000 inhabitants;

•	upgrade customer service centers to improve access by people with hearing disabilities;

•	increase the term applicable to pre-paid cards from 90 to 180 days or more;

•	deliver to pre-paid customers a detailed report of service use upon request;

•	reimburse unused pre-paid credits;

•	limit the duration of contracts with pre-paid customers to 12 months;

•	permit customers to change service plans without penalties; and

•	unblock mobile handsets, allowing a customer who purchased a mobile handset from any personal mobile services provider to use it on the network of another personal mobile services provider.

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

In 2007, the TU-RL rates of the fixed-line service providers were reduced to 40% of the rate included in their Basic Plan per Minute for a local fixed-line call. ANATEL announced that beginning in 2008, the method used to determine the TU-RL rates would be based on a cost methodology, known as long-run incremental costs. However, in October 2007, ANATEL published an official letter delaying this change until the end of 2010.

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

Regulation of Interconnection Rates Charged by Providers with Significant Market Power

In 2005, ANATEL issued regulations defining a series of cost-based methods, including the fully allocated cost methodology, for determining interconnection fees charged by telecommunications service providers belonging to economic groups with significant market power based on their fixed-line or personal mobile services interconnection networks. All incumbent fixed-line service providers and all personal mobile services providers are deemed by ANATEL to belong to economic groups with significant market power in their respective service areas until ANATEL finalizes its evaluation of each provider under published criteria to determine significant market power. The criteria for those evaluations are still being discussed and are scheduled to be submitted for public comment by the end of 2010.

In July 2006, ANATEL issued regulations regarding the fees that may be charged for the use of mobile networks by personal mobile services providers with significant market power in the mobile interconnection market. The date on which these regulations will become effective has not yet been established by ANATEL. Under these regulations, ANATEL will determine, based on a fully allocated cost model, a reference value for VU-M rates of providers that are deemed to hold significant market power. This reference value will be reassessed every three years. In order to determine whether a provider has significant market power, ANATEL will establish criteria that consider:

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

ANATEL has adopted regulations applicable to fixed-line service providers with significant market power. Under these regulations, these providers are required to make the forms of agreements that they use for EILD and SLD services publicly available, including the applicable rates, and are only permitted to offer these services under these forms of agreement. Following publication of these forms of agreement, the rates under these agreements may be increased on an annual basis by no more than the rate of inflation, as measured by the IST. ANATEL also publishes reference rates for these services, and if a customer of one of these providers objects to the rates which that provider charges for these services, the customer is entitled to seek to reduce the applicable rate through arbitration before ANATEL.

Environmental and Other Regulatory Matters

As part of our day-to-day operations, we regularly install ducts for wires and cables and erect towers for transmission antennae. We may be subject to federal, state and/or municipal environmental licensing requirements due to the installation of cables along highways and railroads, over bridges, rivers and marshes and through farms, conservation units and environmental preservation areas, among other places. As of the date of this annual report, we have been required to obtain environmental licenses for the installation of transmission towers and antennae in several municipalities with no material impact on our operations. However, there can be no assurances that other state and municipal environmental agencies will not require us to obtain environmental licenses for the installation of transmission towers and antennae in the future and that such a requirement would not have a material adverse effect on the installation costs of our network or on the speed with which we can expand and modernize our network.

We must also comply with environmental legislation regarding the management of solid waste. According to resolutions adopted by the National Environmental Council (Conselho Nacional do Meio Ambiente), companies responsible for the treatment and final disposal of solid industrial waste, special waste and solid urban waste are subject to environmental licensing. Should the waste not be disposed of in accordance with standards established by environmental legislation, the company generating such waste may be held jointly and severally liable with the company responsible for waste treatment for any damage caused. Also, in all states where we operate, we have implemented management procedures promoting the recycling of batteries, transformers and fluorescent lamps.

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

The following discussion of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements as of December 31, 2009 and 2008 and for the three years ended December 31, 2009, which are included in this annual report, as well as with the information presented under the sections entitled “Presentation of Financial and Other Information” and “Item 3. Key Information—Selected Financial Information.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Cautionary Statement with Respect to Forward-Looking Statements” and “Item 3. Key information—Risk Factors.”

The following discussion and analysis of our financial condition and results of operations presents the following:

•	a brief overview of our company and the principal factors that influence its results of operations, financial condition and liquidity;

•	a review of our financial presentation and accounting policies, including our critical accounting policies;

•	a discussion of the principal factors that influence our results of operations;

•	a discussion of our results of operations for the years ended December 31, 2009, 2008 and 2007;

•

a discussion of our liquidity and capital resources, including our working capital at December 31, 2009, our cash flows for the years ended December 31, 2009, 2008 and 2007, and our material short-term and long-term indebtedness at December 31, 2009;

•	a discussion of our contractual commitments; and

•	a brief overview of the differences between Brazilian GAAP and U.S. GAAP as they relate to our financial statements.

Overview

We are the largest telecommunications service provider in Region II in Brazil, based on our aggregate number of fixed-lines in service and mobile subscribers as of December 31, 2009 and information available from ANATEL. We offer a range of integrated telecommunication services that includes fixed-line and mobile telecommunications services, data transmission services (including broadband access services), ISP services and other services, for residential customers, small, medium and large companies, and governmental agencies. In 2009, we recorded net operating revenue of R$10,879 million and a net loss of R$1,143 million.

Our results of operations for the years ended December 31, 2009, 2008 and 2007 have been influenced, and our future results of operations will continue to be influenced, by a variety of factors, including:

•

the acquisition of our company and Brasil Telecom Holding by Telemar and the subsequent corporate reorganization of the entities in that directly and indirectly controlled our company, which have resulted in (1) our incurring increased selling, general and administrative expenses relating to the integration of our operations into those of Telemar and the implementation of new mobile services plans as required by ANATEL, and (2) our incurring increased capital expenditures and the corresponding depreciation and amortization expenses as a result of the upgrading and integration of our infrastructure with that of Telemar;

•

our recording significant provisions for contingencies during 2009, based on two court decisions that significantly changed the assumptions underlying our estimate of the potential losses in lawsuits relating to financial interest agreements;

•

the rate of growth of Brazilian GDP, which declined by 0.2% in 2009 and grew by 5.1% in 2008 and by 5.4% in 2007, which we believe affects demand for our services and, consequently, our operating revenues;

•

the number of our fixed lines in service, which declined to 7.7 million at December 31, 2009 from 8.1 million at December 31, 2008, and the percentage of our fixed-line customers that subscribe to our alternative plans, which increased by 33.3% to 5.6 million at December 31, 2009 from 4.2 million at December 31, 2008;

•	the number of our fixed-line customers that subscribe to our broadband services, which increased by 5.6% to 1.9 million at December 31, 2009 from 1.8 million at December 31, 2008;

•	the number of our mobile customers, which increased by 28.6% to 7.2 million at December 31, 2009 from 5.6 million at December 31, 2008;

•

the increased competition in the Brazilian market for telecommunications services, which affects the amount of the discounts that we offer on our service rates and the quantity of services that we offer at promotional rates, and resulted in a 123.9% increase in the amount that we recorded as discounts and returns against our gross operating revenues to R$2,958 million in 2009 from R$1,321 million in 2008;

•

the commencement of our offering of 3G services in Region II in April 2008, which we anticipate will result in a significant increase in our operating revenues, and has resulted in an increase our depreciation expenses relating to our investment in the network and other equipment required to offer these services;

•

inflation rates in Brazil, which were (0.31)% in 2009, 6.56% in 2008 and 3.17% in 2007, as measured by the IST, and the resulting adjustments to our regulated rates, as well as the effects of inflation on our real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation;

•	changes in regulatory requirements that result in our incurrence of additional capital expenditures, changes in the revenues we generate, or changes in the costs that we incur;

•

our compliance with our quality of service obligations under the General Plan on Quality Goals and our network expansion and modernization obligations under the General Plan on Universal Service and our concession agreements, the amount of the fines assessed against us by ANATEL for alleged failures to meet these obligations and our success in challenging fines that we believe are assessed in error;

•

changes in the real/U.S. dollar exchange rate, including the 22.5% appreciation of the Brazilian real against the U.S. dollar in 2009, the 31.9% depreciation of the Brazilian real against the U.S. dollar in 2008 and the 17.1% appreciation of the Brazilian real against the U.S. dollar in 2007, which has affected (1) our net financial expenses as a result of our U.S. dollar-denominated liabilities that require us to make principal and interest payments in U.S. dollars, and (2) the cost in reais of a substantial portion of the network equipment that we purchase for our capital expenditure projects, the prices of which are denominated in U.S. dollars or are U.S. dollar-linked; and

•

the level of our outstanding indebtedness and fluctuations in benchmark interest rates in Brazil, principally the CDI rate and the TJLP rate, which affects our interest expenses on our real-denominated floating rate debt.

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

Financial Presentation and Accounting Policies

Presentation of Financial Statements

We have prepared our consolidated financial statements at December 31, 2009 and 2008 and for the three years ended December 31, 2009 in accordance with Brazilian GAAP, which includes the changes introduced by Law No. 11,638/07 and Deliberation 565/08 and which differs in certain important respects from U.S. GAAP. For a discussion of certain differences between Brazilian GAAP and U.S. GAAP relating to our financial statements, see note 32 to our audited consolidated financial statements included in this annual report.

Effects of the Acquisition of our Company and Brasil Telecom Holding by Telemar and the Subsequent Corporate Reorganization

On January 8, 2009, Copart 1, an indirect wholly-owned subsidiary of Telemar, acquired all of the outstanding shares of Invitel and 12,185,836 common shares of Brasil Telecom Holding owned by the shareholders of Invitel. As of January 8, 2009, Invitel owned all of the outstanding shares of Solpart, Solpart owned 19.0% of the outstanding share capital, including 52.0% of the voting share capital, of Brasil Telecom Holding, which, in turn, owned 67.2% of the outstanding share capital, including 99.1% of the voting share capital, of Brasil Telecom.

Prior to this acquisition Copart 1 owned 21.1% of the outstanding share capital of Brasil Telecom Holding and Copart 2, an indirect wholly-owned subsidiary of Telemar, owned 10.7% of the outstanding share capital of our company. In connection with this acquisition, on June 23, 2009:

•

Copart 1 acquired 40,452,227 common shares of Brasil Telecom Holding, representing 30.5% of the outstanding common shares of Brasil Telecom Holding and 11.2% of the outstanding share capital of Brasil Telecom Holding, through a public tender offer; and

•	Copart 2 acquired 630,872 of our common shares, representing 0.3% of our outstanding common shares and 0.1% of our outstanding share capital, through a public tender offer.

In anticipation of its corporate reorganization, on July 31, 2009, Telemar undertook the transactions described below, which we refer to collectively as the Intermediate Mergers, to eliminate the intermediate holding companies in the structure of its ownership of Brasil Telecom Holding and our company:

•	Invitel merged with and into Solpart, with Solpart as the surviving company;

•	Solpart merged with and into Copart 1, with Copart 1 as the surviving company;

•	Copart 1 merged with and into Brasil Telecom Holding, with Brasil Telecom Holding as the surviving company; and

•	Copart 2 merged with and into Brasil Telecom, with Brasil Telecom as the surviving company.

As a result of these transactions, Coari directly owned (1) 54.7% of the outstanding share capital, including 91.7% of the outstanding voting share capital, of Brasil Telecom Holding, and (2) 10.9% of the outstanding share capital, including 0.3% of the outstanding voting share capital, of our company.

On September 30, 2009, Brasil Telecom Holding merged with and into Brasil Telecom. As a result of these transactions, at December 31, 2009, Coari owned 49.3% of the outstanding share capital, including 79.6% of the voting share capital, of Brasil Telecom.

Under Brazilian GAAP, Copart 1 and Copart 2 accounted for the Brasil Telecom Acquisition based on the proportional fair values of identifiable assets and liabilities acquired, including intangible assets and contingent liabilities, based on the participation acquired. Under Brazilian tax law, goodwill and the subsequent allocation of goodwill that is recorded by a holding company in connection with an acquisition is not tax deductible until the holding company is merged into the operating company that was acquired. Accordingly, at the date of the Brasil Telecom Acquisition, Copart 1 was not able to recognize a tax benefit for the deductible goodwill as part of purchase accounting. This tax benefit was only recognized after completion of the merger of Brasil Telecom Holding into Brasil Telecom.

Under Brazilian GAAP and pursuant to CVM regulations, because Copart 1 was used solely for the purpose of effecting the Brasil Telecom Acquisition, in connection with the Intermediate Mergers, Brasil Telecom Holding was only permitted to record (1) the property, plant and equipment of Copart 1 at the carrying values of Copart 1, reflecting the accounting for the Brasil Telecom Acquisition, and (2) the tax benefit of the intangible assets recognized in connection with the Brasil Telecom Acquisition that was attributable to Copart 1 based on the amount of expected tax benefit to be realized. These amounts were recorded as from the date of the Intermediate Mergers.

Under Brazilian GAAP and pursuant to CVM regulations, because Copart 2 was used solely for the purpose of effecting the Brasil Telecom Acquisition, in connection with the Intermediate Mergers, we were only permitted to record (1) the property, plant and equipment of Copart 2 at the carrying values of Copart 2, reflecting the accounting for the Brasil Telecom Acquisition, and (2) the tax benefit of the intangible assets recognized in connection with the Brasil Telecom Acquisition that was attributable to Copart 2 based on the amount of expected tax benefit to be realized. These amounts were recorded as from the date of the Intermediate Mergers. The tax benefit became realizable after the completion of the merger of Brasil Telecom Holding into our company, at which time we recorded the tax benefit.

Under Brazilian GAAP, we accounted for the merger of Brasil Telecom Holding into our company by (1) recording the property, plant and equipment of Brasil Telecom Holding at the carrying values recorded by Brasil Telecom Holding, reflecting the merger of Copart 1 into Brasil Telecom Holding, and (2) recording the tax benefit of the intangible assets recorded in connection with the Brasil Telecom Acquisition based on the amount of tax benefit realizable on the date of the merger of Brasil Telecom Holding into our company in accordance with specific CVM requirements.

Under U.S. GAAP, because Copart 1 controlled Invitel as from January 8, 2009 and was under common control with Copart 2, the mergers of Invitel into Solpart, Solpart into Copart 1, Copart 1 into Brasil Telecom Holding, Copart 2 into Brasil Telecom, each on July 31, 2009, and Brasil Telecom holding into Brasil Telecom on September 30, 2009 each represent reorganizations of entities under common control. As a result, these mergers were accounted for in a manner similar to a pooling-of-interests, whereby the financial statements of Brasil Telecom as the surviving entity are presented on a consolidated basis as from January 8, 2009, the period during which Copart 1, Copart 2 and Brasil Telecom were under common control, and include the assets and liabilities of Brasil Telecom at the historical carrying values recorded by Copart 1 and Copart 2. The historical carrying values of Copart 1 and Copart 2 reflect the purchase accounting recorded under U.S. GAAP in accordance with FASB Accounting Standard Codification – ASC 805 Business Combinations, under which 100% of the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the subsidiaries of Invitel were recorded at their fair values on January 8, 2009. For periods prior to January 8, 2009, Brasil Telecom has determined that for U.S. GAAP purposes, Invitel is its predecessor entity.

Under Brazilian GAAP, the concept of the predecessor entity is not applied. Consequently, the reconciliation to U.S. GAAP of our net income and shareholders equity as of December 31, 2008 and for the two years then ended included in our audited financial statements reconciles our Brazilian GAAP net income and shareholders equity to those of Invitel. The reconciliation to U.S. GAAP of our net income and shareholders equity as of and for the year ended December 31, 2009 included in our audited financial statements reconciles our Brazilian GAAP net income and shareholders equity to the combined balances of Copart 1 and Copart 2, since the accounting basis of our assets and liabilities changed as a result of the acquisition of control of our company by Copart 1 and the subsequent mergers.

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

Critical Accounting Policies and Estimates

In preparing our consolidated financial statements, we have relied on estimates and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. “Critical Accounting Policies” are those that are important to the portrayal of our financial condition and results of operations and utilize management’s most difficult, subjective or complex judgments, estimates and assumptions. The application of these critical accounting policies often requires judgments made by our management regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities and the results of our operations. Our results of operations and financial condition may differ from those set forth in our consolidated financial statements, if our actual experience differs from management’s assumptions and estimates. The following is a discussion of our critical accounting policies, including some of the variables, assumptions and sensitivities underlying the estimates relating to:

•	goodwill impairment;

•	revenue recognition;

•	allowance for doubtful accounts;

•	depreciation of property, plant and equipment;

•	valuation of property, plant and equipment;

•	provisions for contingencies;

•	deferred income taxes;

•	provision for post-retirement benefits;

•	derivative transactions; and

•	amortization of intangible assets.

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

Under the terms of our operating concessions granted by the Brazilian government, we are obliged to provide a certain minimum level of services over the entire area covered by our fixed-line operating licenses. Also, we do not possess discrete financial information that could allow a determination of assets and liabilities (and goodwill) allocation at a level below the entire fixed-line business segment, nor do we manage different areas of the concession as if they were separate businesses. Thus the entire fixed-line business is considered to be one cash-generating unit. In viewing all of our fixed-line assets and liabilities as one cash-generating unit and performing an initial assessment on this cash-generating unit including such assumptions and estimates as we considered appropriate. For the mobile services, internet services and call center segments, we apply separate assessments for each cash-generating unit. We were not required to recognize an impairment loss under Brazilian GAAP for any of the periods presented.

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

Revenue Recognition

Under Brazilian GAAP, revenues are generally recognized on an accrual basis. Revenues from customer calls are based on time used, according to Brazilian law, and are recognized when services are provided (fixed and mobile telephony). Services provided and not billed at the end of each month are estimated and recorded on an accrual basis. Revenues from pre-paid mobile services are recognized based on the use of the respective credits. Revenues from sales of mobile phones and accessories are recorded when the goods are delivered and accepted by the subscriber.

Under Brazilian GAAP, revenues from activation and installation fees are recognized upon activation of customer services. Revenue is not accounted for if there is an uncertainty as to its realization. Under Brazilian GAAP, revenues from public telephone phone cards are recognized when the cards are sold, considering their high turnover and short average life. We consider revenue recognition to be a critical accounting policy, because of the uncertainties caused by different factors such as the complex information technology required, high volume of transactions, fraud and piracy, accounting regulations, management’s determination of collectability and uncertainties regarding our right to receive certain revenues (mainly revenues for use of our network). Significant changes in these factors could cause us to fail to recognize revenues or to recognize revenues that we may not be able to realize in the future, despite our internal controls and procedures. We have not identified any significant need to change our revenue recognition policy.

Allowance for Doubtful Accounts

Under Brazilian GAAP, prior to January 1, 2009, we provided an allowance for doubtful accounts for accounts receivables for which recoverability is considered doubtful. We base our estimates on our historical collection experience and a review of the current status of all trade accounts receivable. This estimate considers the ratio of historical losses applied to the different categories of all outstanding amounts receivable from our customers. Additional allowance may be required in case the value of our estimated allowance for doubtful accounts differs from the amounts not actually collected due to deterioration in the financial condition of our customers or otherwise.

Following Telemar’s acquisition of control of our company on January 8, 2009, we have adopted the same accounting estimate method with respect to this provision as Telemar has adopted. Under this accounting estimate method, we establish a provision in order to recognize probable losses on accounts receivable and take into account limitations we impose on services to customers with past-due accounts and actions we take to collect delinquent accounts, beginning when the account is either 60 days past due for the fixed-line segment or 15 days past due for the mobile services segment, as follows:

Fixed-Line Segment Outstanding Bills	Service Restriction/Collection Process	% Provisioned Loss
Over 30 and up to 60 days	Restriction on making calls/collection	Zero
Over 61 and up to 90 days	Restriction on making and receiving calls/collection	40
Over 91 and up to 120 days	Shut-off after 15-day warning/collection	60
Over 121 and up to 150 days	Outsourced collection	80
Over 151 days	Outsourced collection	100

Mobile Services Segment Outstanding Bills	Service Restriction/Collection Process	% Provisioned Loss
Over 15 and up to 30 days	Partial service restriction/collection	Zero
Over 31 and up to 60 days	Restriction on making and receiving calls/collection	Zero
Over 61 and up to 90 days	Shut-off after 15-day warning/collection	40
Over 91 and up to 120 days	Outsourced collection	60
Over 121 and up to 150 days	Outsourced collection	80
Over 151 days	Outsourced collection	100

As a result of this change in accounting estimate method, we recorded a change in accounting estimate in the amount of R$38 million, net of income taxes, during the year ending December 31, 2009.

Depreciation of Property, Plant and Equipment

Under Brazilian GAAP, depreciation of property, plant and equipment is calculated using the straight-line method based on the estimated useful lives of the underlying assets. The principal depreciation rates are shown in note 18 to our audited consolidated financial statements included in this annual report. Given the complex nature of our property, plant and equipment, the estimates of useful lives require considerable judgment and are inherently uncertain, due to rapidly changing technology and industry practices, which could cause early obsolescence of our property, plant and equipment. If we materially change our assumptions of useful lives and if external market conditions require us to determine the possible obsolescence of our property, plant and equipment, our depreciation expense, obsolescence write-off and consequently net book value of our property, plant and equipment could be materially different.

As a result of the merger of Brasil Telecom Holding into our company, we modified our estimate of the useful life of our property, plant and equipment as from September 30, 2009 based on a valuation report prepared by an independent expert company. See note 18 to our audited consolidated financial statements included in this annual report.

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

Provisions for Contingencies

Under Brazilian GAAP, provisions for contingencies are recognized for the amounts of probable losses based on legal advice from our in-house and external legal counsel and management’s opinion of the outstanding contingent matters at the balance sheet date. We continually evaluate the provisions for contingencies based on changes in relevant facts, circumstances and events, such as judicial decisions, that may impact the estimates, which could have a material impact on our results of operations and shareholders’ equity. While management believes that the current provision for contingencies is adequate, there can be no assurance that these factors will not change in the future.

As the result of Telemar’s acquisition of control of our company in January 2009, we have changed our criteria for estimating probable losses in connection with labor proceedings and the recognition of Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços), or ICMS (a state value-added tax on sales and services), tax credits in order to align our policies with those of Telemar. As a result, we have recorded additional provisions for labor proceedings and tax proceedings in 2009 in the amount of R$334 million and R$387 million, respectively.

Deferred Income Taxes

We compute and pay income taxes based on results of operations under Brazilian GAAP. Under Brazilian GAAP, we recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review the deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that the deferred tax assets will not be realized, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. When performing such reviews, we are required to make significant estimates and assumptions about future taxable income. In order to determine future taxable income, we need to estimate future taxable revenues and deductible expenses, which are subject to a variety of external and internal factors, such as economic tendencies, industry trends, interest rates, changes in our business strategies and changes in the type of services we offer to the market. The use of different assumptions and estimates could significantly change our financial statements. For example, if we had used more conservative assumptions and estimates with respect to our expected future taxable income, we would be required to recognize valuation allowance charges on deferred income tax assets, which would decrease our results of operations and shareholders’ equity. If we operate at a loss or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates, the time period within which the underlying temporary differences become taxable or deductible, or our future projections, we could be required to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase of our effective tax rate and a material adverse impact on our operating results.

Provision for Post-Retirement Benefits

We are required to make assumptions and estimates regarding interest rates, investment returns, levels of inflation for future periods, mortality rates and projected employment levels relating to post-retirement benefit liabilities. The accuracy of these assumptions and estimates will determine whether we have created sufficient reserves for accrued pension and medical health care costs and the amount we are required to provide each year as our post-retirement benefit costs. These assumptions and estimates are subject to significant fluctuations due to a variety of external and internal factors, such as economic trends, social indicators, our capacity to create new jobs and our ability to retain our employees. If these assumptions and estimates are not accurate, we may be required to review our provisions for post-retirement benefits, which could materially reduce our operating income, net income and shareholders’ equity.

Following Telemar’s acquisition of control of our company on January 8, 2009, we adopted an accounting policy in the last quarter of 2009 with respect to our provisions for post-retirement benefits that conforms to Telemar’s accounting policy. Under this accounting policy, we now use the “corridor” method to defer actuarial gains and losses on pension plan assets and obligations. As a result, based on future actuarial reports, we recognize actuarial gains or losses based on the corridor method in the end of fiscal year 2009.

Derivative Transactions

As of December 31, 2009, we had loans and financing (including debentures and swap adjustments) subject to floating interest rates, which totaled 92.1% of our total indebtedness, based on (1) TJLP, the CDI rate and IPCA in the case of real-denominated indebtedness, (2) LIBOR in the case of U.S. dollar- and Japanese Yen-denominated indebtedness, and (3) a foreign currency basket in the case of the foreign currency portion of our credit facilities with the Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES.

As of December 31, 2009, 12.0% of our total indebtedness bore interest based on U.S. dollar or Japanese Yen LIBOR. Giving effect to our hedging transactions (including interest rate swaps and currency swaps) in respect of this indebtedness, 7.5% of our total indebtedness as of December 31, 2009 was exposed to variations in those rates.

Gains or losses from cross-currency interest rate swap operations are determined and recorded on a monthly basis by comparing contractual exchange rates to month-end exchange rates, when applicable, regardless of the terms of settlement in the applicable derivatives contract.

Our foreign currency loans and financings, including gains or losses on swap agreements, totaled R$729 million and R$1,103 million at December 31, 2009 and 2008, respectively.

In the past, we have used derivative contracts (swaps, options and forwards) to swap our foreign currency risks. Currently, most of our derivative contracts are cross-currency interest rate swaps under which an obligation denominated in foreign currency is exchanged for a real-denominated obligation bearing interest at the CDI rate. Gains or losses on swap transactions have the effect of reducing or increasing foreign currency indebtedness and will be deemed as effective for purposes of Brazilian GAAP if we maintain these agreements until their maturity.

While the exchange rate variations affect our indebtedness and our financial results, gains and losses on these derivative contracts are recognized in our statement of income under “interest expense.” Gains and losses due to changes in fair value of our derivative contracts also recognized.

As a result of the adoption of Law No. 11,638/07 and Deliberation 565/08, for periods beginning on or after January 1, 2009, we are required to record investments in financial instruments, including derivatives, at (1) fair value or the equivalent value for securities held for trading or securities available-for-sale, or (2) the lower of historical cost, adjusted for contractual interest and other contractual provisions, and realizable value for other investments.

Amortization of Intangible Assets

Intangible assets consist primarily of authorizations to provide personal mobile services and radio frequency licences, licenses to use software and goodwill on the acquisition of investments, which is calculated based on expected future economic benefits.

Amortization of intangible assets, other than goodwill, is calculated under the straight-line method over (1) the effective term of the authorization to provide personal mobile services or of the radio frequency licence, or (2) over a maximum period of five years in the case of software licenses.

As a result of the adoption of Law No. 11,638/07 and Deliberation 565/08, for periods beginning on or after January 1, 2009, we do not amortize goodwill in our consolidated statements of income and we are required to test goodwill for impairment on an annual basis.

Principal Factors Affecting our Financial Condition and Results of Operations

Effects of the Acquisition of Our Company and Brasil Telecom Holding by Telemar

As the result of Telemar’s acquisition of control of our company in January 2009, we changed our criteria for estimating probable losses in connection with labor proceedings and the recognition of ICMS tax credits, in order to align our policies with those of Telemar. These changes resulted in our recording additional provisions for labor proceedings and tax proceedings in 2009 in the amount of R$334 million and R$387 million, respectively.

In addition, as the result of certain judicial decisions in 2009, we have reclassified the probability of loss in certain civil proceedings involving Companhia Riograndense de Telecomunicações, or CRT, the leading fixed-line telecommunications service company in the State of Rio Grande do Sul that we acquired in July 2000, from possible to probable. With the assistance of our internal and external legal advisors, we revised our estimate of the amount of provisions for civil contingencies in connection with the financial participation agreements entered into in connection to the expansion plans of CRT, considering aspects of the process we use to estimate the amount of provisions for civil contingencies related to the dates and discussions that guided the final decisions of the proceedings, as well as the use of statistical criteria to estimate the amount of the provisions for contingencies. As a result, the provision for civil contingencies in connection with the financial participation agreements entered into in connection to the expansion plans of CRT was increased by R$2,325 million. For additional information regarding these suits, see “Item 8. Financial Information—Legal Proceedings—Civil Claims.”

Rate of Growth of Brazil’s Gross Domestic Product and Demand for Telecommunications Services

As a Brazilian company with substantially all of our operations in Brazil, we are affected by economic conditions in Brazil. GDP in Brazil contracted by 0.2% in 2009, and grew by 5.1% in 2008 and 5.4 in 2007. While we believe that growth in Brazil’s GDP stimulates demand for telecommunications services, we believe that demand for telecommunications services is relatively inelastic in periods of economic stagnation and that the effect on our revenues of low growth or a recession in Brazil would not be material under foreseeable scenarios. However, a substantial and prolonged deterioration of economic conditions in Brazil could have a material adverse effect on the number of subscribers to our services and the volume of usage of our services by our subscribers and, as a result, our operating revenues.

Based on information available from ANATEL, the number of fixed lines in service in Brazil increased from 25.0 million as of December 31, 1999 to 41.5 million as of December 31, 2009, and the number of mobile subscribers in Brazil increased from 15.0 million as of December 31, 1999 to 174.0 million as of December 31, 2009.

Although the demand for telecommunications services has increased substantially during the past ten years, the tastes and preferences of Brazilian consumers of these services have shifted. During the three years ended December 31, 2009, the number of mobile subscribers in Brazil has grown at an average rate of 20.0% per year while the number of fixed lines in service in Brazil has increased by an average rate of 2.7% per year. As the incumbent provider of fixed-line services and a provider of mobile services in Region II, we are both a principal target and a beneficiary of this trend. During the three years ended December 31, 2009, the number of our mobile subscribers has grown at an average rate of 108.8% per year from 3.4 million at December 31, 2006 to 7.1 million at December 31, 2009, while the number of our fixed-lines in service has declined by an average rate of 8.3% per year from 8.4 million at December 31, 2006 to 7.7 million at December 31, 2009.

Demand for Our Telecommunications Services

Demand for Our Local Fixed-Line Services

Brazil’s fixed-line penetration level is now similar to that of other countries with similar per capita income, and, as has happened in such other countries, the fixed-line telecommunications customer base has remained stable. Demand for our local fixed-line services has reached a plateau in recent years. The new fixed lines that we have activated between December 31, 2006 and December 31, 2009 generally represent customers that have changed addresses or low-income customers from whom we generate revenues at a rate below our average revenue per customer. Because the number of our customers terminating their fixed-line services has exceeded new activations during this period, the number of our fixed lines in service declined by 0.7 million since December 31, 2006.

We have sought to combat the general trend in the Brazilian telecommunications industry of substitution of mobile services in place of local fixed-line services by offering value-added services to our fixed-line customers, primarily subscriptions for broadband services. As a result of these service offerings, we expect that the number of our fixed lines in service will remain stable or decrease slightly in the near future. As of December 31, 2009, 24.7% of our fixed lines in service also subscribed for ADSL service and 1.0% of our local fixed-line customers subscribed for bundled service packages.

We are required under ANATEL regulations and our concession contracts to offer a basic service plan to our fixed-line residential customers that permits 200 minutes of usage of our fixed-line network to make local calls. A basic plan customer pays a monthly fee for this service, and when the customer makes local calls in excess of this limit, we charge the customer for the excess minutes on a per-minute basis. We offer alternative local fixed-line plans that include significantly larger numbers of minutes and charge higher monthly fees for these plans, although these monthly fees represent a discount from the amount that the customer would be charged under our basic plan if the customer used the number of minutes included in the alternative plan. As the number of our customers selecting these alternative plans has grown in response to our marketing and promotional efforts, we have recorded increased revenues for monthly subscription fees, offset by declines in revenues for the use of excess minutes. Subscribers to our alternative fixed-line plans, which we began offering in the second quarter of 2006, represented 77.0% of our fixed lines in service at December 31, 2009. We believe that our alternative local fixed-line plans contribute to a net increase in our local fixed-line revenue as many subscribers of our alternative fixed-line plans do not use their full monthly allocations of local minutes.

The substantial increase in the number of mobile service users in Brazil has also negatively impacted the use of our public telephones. As the incumbent local fixed-line service provider in Region II, we are required under ANATEL regulations and our concession contracts to meet specified targets with respect to the availability of public telephones throughout our concession area. However, as a larger portion of the population of Region II uses mobile handsets to make calls when not in proximity to a fixed-line telephone, use of our public telephones has declined by 34.9% from 2006 to 2009.

Demand for Our Mobile Services

We believe that the primary reason that our customer base for mobile services in Region II has grown from 3.4 million at December 31, 2006 to 7.1 million at December 31, 2009 has been the success of our marketing and promotion campaigns. In addition, we believe that the rebranding of our mobile services and the launch of new services as part of our effort to align our service offerings with those of Telemar has been a principal factor in the increase in the number of our mobile customers in Region II from 5.6 million as of December 31, 2008 to 7.2 million as of December 31, 2009.

The market for mobile services is extremely competitive in each of the regions that we serve. During 2009, our average monthly churn rate in the mobile services segment, representing the number of subscribers whose service is disconnected during each month, whether voluntarily or involuntarily, divided by the number of subscribers at the beginning of such month, was 4.5% per month. As a result, (1) we incur selling expenses in connection with marketing and sales efforts designed to retain existing mobile customers and attract new mobile customers, and (2) from time to time the discounts that we offer in connection with our promotional activities lead to charges against our gross operating revenues from mobile services. In addition, competitive pressures have in the past required us to introduce service plans under which the monthly and per-minute rates that we charge our mobile customers are lowered, reducing our average revenue per customer.

We expect our overall mobile services business to continue to grow in terms of its customer base, traffic volumes and revenues from value-added services. However, due to market saturation, we expect future growth in our mobile services business in Region II to occur at lower rates than we have historically achieved.

Demand for Our Data Transmission Services

Our broadband services customer base in Region II has grown from 1.3 million at December 31, 2006 to 1.9 million at December 31, 2009. We believe that this growth has resulted from (1) our marketing and promotional campaigns, (2) the growth in the number of households in Region II that own personal computers, and (3) a shift in consumer preferences that has led an increasing number of our fixed-line customers to value the data transmission speeds available through our broadband services. We expect the number of our fixed-line customers that subscribe to our broadband services to continue to increase in the near term. However, if the current international economic downturn leads to low growth or a recession in Brazil, the rate of growth of computer ownership in Brazil may decline and, consequently, the rate of growth of our broadband services customer base may be adversely affected.

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

•

Consolidation: Consolidation has taken place in the telecommunications industry throughout Latin America, including Brazil. This consolidation has led to the formation of large conglomerates that benefit both from economies of scale and the ability to undertake coordinated action across different industry segments, which provide them with competitive advantages in an environment that is also characterized by the convergence of media and telecommunications services.

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

During the fourth quarter of 2008 and the year ended December 31, 2009, we activated approximately 85,000 and approximately 54,000 accounts for 3G services in Region II, respectively. We expect that these services will generate significant additions to our mobile customer base and lead to long-term increases in our revenues and operating income.

The cost of these authorizations and radio frequency licenses was R$448 million, which we will pay to ANATEL in installments through 2015. During 2008 and 2009, we made investments in the network equipment necessary to offer these services, which contributed to an increase in our depreciation expenses for 2008 and 2009 and will continue to do so during the next several years. We financed the purchase and installation of this network equipment through vendor financing, which has contributed to the increase of our net financial expenses during 2008 and 2009.

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

Effects of Adjustments to Our Regulated Rates and Inflation

Brazilian telecommunications services rates are subject to comprehensive regulation by ANATEL. Our rates for local fixed-line services, domestic long-distance services, mobile services, interconnection to our fixed-line network, and EILD and SLD services are subject to regulation by ANATEL. We are required to obtain ANATEL approval prior to offering new alternative fixed-line or mobile plans. The rates established or approved by ANATEL for our services act as caps on the prices that we charge for these services, and we are permitted to offer these services at a discount from the rates approved by ANATEL. After ANATEL establishes or approves rate caps for these services, these rate caps are subject to annual adjustment based on the rate of inflation, as measured by the IST. Rate caps for local fixed-line plans are adjusted by inflation, as measured by the IST, less an amount that serves as a proxy for productivity gains achieved by our company and the local fixed-line services industry as a whole.

Because substantially all of our cost of services and operating expenses are incurred in reais in Brazil, these rate increases act as a natural hedge against inflation and, as a result, our operating margins have not been materially affected by inflation. However, because these rate adjustments are only made on an annual basis, in periods of severe inflation, we may not be able to pass our increased costs through to our customers as incurred.

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

Effects of Changes in Regulatory Requirements

Compliance with new regulations applicable to the telecommunications industry that are adopted by ANATEL from time to time and compliance with the obligations included in our concession contracts that were entered into in 2006 have required us to make capital expenditures, affected the revenues that we generate and imposed additional costs of service on our company. For example:

•

Our concession agreements that became effective at the beginning of 2006 required us to convert our system of billing local fixed-line usage from a system based on the usage of pulses to a system based on the usage of minutes by July 2007. As a result of the conversion of local fixed-line traffic from pulses to minutes, we are not able to accurately compare the volume of local fixed-line traffic between the years ended December 31, 2008 and 2007.

•

In March 2007, ANATEL adopted number portability regulations requiring us to permit our mobile and fixed-line customers to maintain their telephone numbers if they change service providers. Implementation of the systems necessary to comply with this regulation required us to make capital expenditures in the aggregate amount of R$221 million. Implementation of these systems was completed in March 2009. We have not observed any material effects on our revenues directly related to the implementation of number portability.

•

ANATEL delayed its approval of the annual increases of our VC1, VC2 and VC3 rates, which are usually approved in July of each year, from July 2009 to February 2010. As a result, we were delayed in the implementation of these rate increases, which had an adverse effect on our revenue during this period.

Effects of Claims by ANATEL that Our Company Has Not Fully Complied with Our Quality of Service and Other Obligations

As a fixed-line service provider, we must comply with the provisions of the General Plan on Quality Goals. As a public regime service provider, we must comply with the network expansion and modernization obligations under the General Plan on Universal Service and our concession agreements. Our personal mobile services authorizations set forth certain network expansion obligations and targets and impose obligations on us to meet quality of service standards. In addition, we must comply with regulations of general applicability promulgated by ANATEL, which generally relate to quality of service measures.

If we fail to meet quality goals established by ANATEL under the General Plan on Quality Goals, fail to meet the network expansion and modernization targets established by ANATEL under the General Plan on Universal Service and our concession agreements, fail to comply with our obligations under our personal mobile services authorizations or fail to comply with our obligations under other ANATEL regulations, we may be subject to warnings, fines, intervention by ANATEL, temporary suspensions of service or cancellation of our concessions and authorizations.

On an almost weekly basis, we receive inquiries from ANATEL requiring information from us on our compliance with the various service obligations imposed on us by our concession agreements. If we are unable to respond satisfactorily to those inquiries or comply with our service obligations under our concession agreements, ANATEL may commence administrative proceedings in connection with such noncompliance. We have received numerous notices of commencement of administrative proceedings from ANATEL, mostly due to our inability to achieve certain targets established in the General Plan on Quality Goals and the General Plan on Universal Service.

At the time that ANATEL notifies us it believes that we have failed to comply with our obligations, we evaluate the claim and, based on our assessment of the probability of loss relating to that claim, may establish a provision. We vigorously contest a substantial number of the assessments made against us. As of December 31, 2009, the total estimated contingency in connection with all pending administrative proceedings brought by ANATEL against us in which we deemed the risk of loss as probable totaled R$201 million and we had recorded an aggregate provision related to these proceedings in the same amount.

During the year ended December 31, 2009, we recorded provisions related to administrative proceedings brought by ANATEL in the amount of R$201 million. Our provisions related to administrative proceedings brought by ANATEL generally have been sufficient to pay all amounts that we were ultimately required to pay with respect to claims brought by ANATEL.

Effects of Fluctuations in Exchange Rates between the Real and the U.S. Dollar or Japanese Yen

Substantially all of our cost of services and operating expenses are incurred in reais in Brazil. As a result, the appreciation or depreciation of the real against the U.S. dollar does not have a material effect on our operating margins. However, the costs of a substantial portion of the network equipment that we purchase for our capital expenditure projects are denominated in U.S. dollars or are U.S. dollar-linked. This network equipment is recorded on our balance sheet at its cost in reais based on the applicable exchange rate on the date the transfer of ownership, risks and rewards related to the purchased equipment occurs. As a result, depreciation of the real against the U.S. dollar results in this network equipment being more costly in reais and leads to increased depreciation expenses. Conversely, appreciation of the real against the U.S. dollar results in this network equipment being less costly in reais and leads to lower depreciation expenses.

Our consolidated U.S. dollar-denominated and Japanese Yen-denominated indebtedness represented 8.0% and 2.7%, respectively, of our outstanding indebtedness at December 31, 2009. As a result, when the real depreciates against the U.S. dollar or the Japanese Yen:

•	the interest costs on our U.S. dollar- or Japanese Yen-denominated indebtedness increase in reais, which negatively affects our results of operations in reais;

•	the amount of our U.S. dollar- or Japanese Yen-denominated indebtedness increases in reais, and our total liabilities and debt service obligations in reais increase; and

•	our net financial expenses tend to increase as a result of foreign exchange losses that we must record.

An appreciation of the real against the U.S. dollar has the converse effects.

In order to mitigate the effects of foreign exchange variations, we have established a hedging policy. At December 31, 2009, we had entered into hedging transactions in respect of 39.4% of our indebtedness affected by exchange rate variations. The purpose of these hedging transactions is to seek to “match” the currency of our debt with that of our revenues to mitigate foreign exchange risk.

Effect of Level of Indebtedness and Interest Rates

At December 31, 2009, our total outstanding indebtedness on a consolidated basis, excluding swap adjustments, was R$4,443 million. The level of our indebtedness results in significant financial expenses that are reflected in our statement of operations. Financial expenses consist of interest expense, exchange variations of U.S. dollar- and other foreign currency-denominated debt, foreign exchange losses or gains, and other items as set forth in note 3(s) to our audited consolidated financial statements included in this annual report. In 2009, we recorded total financial expenses of R$857 million, of which R$346 million consisted of interest expenses on our debentures, loans and financings and R$99 million consisted of losses on derivative transactions that we had entrered into to reduce our exposure to exchange rate and interest rate movements, the effects of which were partially offset by a R$186 million gain from monetary and exchange rate variations on loans and financings. The interest rates that we pay depend on a variety of factors, including prevailing Brazilian and international interest rates and risk assessments of our company, our industry and the Brazilian economy made by potential lenders to our company, potential purchasers of our debt securities and the rating agencies that assess our company and its debt securities.

Standard & Poor’s and Fitch maintain ratings of our company and our debt securities and Moody’s maintains ratings of our company. Any ratings downgrades in the future would likely result in increased interest and other financial expenses relating to borrowings and debt securities and could adversely affect our ability to obtain such financing on satisfactory terms or in amounts required by us.

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

	Year Ended December 31, 2009
	Fixed-Line and Data Transmission Services		Mobile Services		Internet Services		Call Center		Eliminations		Consolidated
	(in millions of reais)
Gross operating revenues	R$	15,669	R$	2,555	R$	406	R$	342	R$	(1,200)	R$	17,772
Taxes and deductions		(6,280)		(661)		(51)		(20)		119		(6,893)

Net operating revenues		9,389		1,894		355		322		(1,081)		10,879
Cost of goods sold and services rendered		(4,917)		(1,485)		(42)		(273)		811		(5,906)

Gross profit		4,472		409		313		49		(270)		4,973
Selling expenses		(1,093)		(521)		(172)		(16)		410		(1,392)
General and administrative expenses		(1,205)		(161)		(122)		(24)		77		(1,435)
Other operating income (expenses), net		(3,261)		(14)		86		(11)		(217)		(3,417)

Operating income (loss)	R$	(1,087)	R$	(287)	R$	105	R$	(2)	R$	—	R$	(1,271)

	Year Ended December 31, 2008
	Fixed-Line and Data Transmission Services		Mobile Services		Internet Services		Call Center		Eliminations		Consolidated
	(in millions of reais)
Gross operating revenues	R$	14,845	R$	2,561	R$	454	R$	246	R$	(1,099)	R$	17,007
Taxes and deductions		(4,674)		(679)		(62)		(16)		5		(5,426)

Net operating revenues		10,171		1,882		392		230		(1,094)		11,581
Cost of goods sold and services rendered		(5,158)		(1,512)		(55)		(212)		757		(6,180)

Gross profit		5,013		370		337		18		(337)		5,401
Selling expenses		(925)		(525)		(265)		(8)		385		(1,338)
General and administrative expenses		(1,149)		(136)		(76)		(18)		39		(1,340)
Other operating income (expenses), net		(646)		43		(41)		(1)		(87)		(732)

Operating income (loss)	R$	2,293	R$	(248)	R$	(44)	R$	(9)	R$	—	R$	1,991

	Year Ended December 31, 2007
	Fixed-Line and Data Transmission Services		Mobile Services		Internet Services		Call Center		Eliminations		Consolidated
	(in millions of reais)
Gross operating revenues	R$	13,911	R$	2,446	R$	446	R$	22	R$	(828)	R$	15,997
Taxes and deductions		(4,021)		(700)		(66)		(1)		7		(4,781)

Net operating revenues		9,890		1,746		380		21		(821)		11,216
Cost of goods sold and services rendered		(5,467)		(1,532)		(55)		(21)		713		(6,362)

Gross profit		4,423		214		325		0		(108)		4,854
Selling expenses		(877)		(454)		(274)		—		141		(1,464)
General and administrative expenses		(1,122)		(90)		(69)		(10)		24		(1,267)
Other operating income (expenses), net		(584)		34		(55)		—		(57)		(662)

Operating income (loss)	R$	1,840	R$	(296)	R$	(73)	R$	(10)	R$	—	R$	1,461

In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008

The following table sets forth the components of our net income, as well as the percentage change from the prior year, for the years ended December 31, 2008 and 2009.

	Year ended December 31,
	2008		2009		% Change
	(in millions of reais, except percentages)
Gross operating revenues	R$	17,007	R$	17,772	4.5
Taxes and deductions		(5,426)		(6,893)	27.0

Net operating revenues		11,581		10,879	(6.1)
Cost of goods sold and services rendered		(6,180)		(5,906)	(4.4)

Gross profit		5,401		4,973	(7.9)
Operating expenses
Selling expenses		(1,338)		(1,392)	4.0
General and administrative expenses		(1,340)		(1,435)	7.1
Other operating income (expenses), net		(732)		(3,417)	366.8
Operating income (loss) before net financial expenses		1,991		(1,271)	(163.8)
Net financial expenses (1)		(412)		(281)	(31.7)

Income (loss) before taxes and non-controlling interest		1,579		(1,552)	(198.3)
Income tax and social contribution		(551)		412	n.m.
Non-controlling interest		2		(2)	(200.0)

Net income (loss)	R$	1,030	R$	(1,143)	(211.0)

n.m.	Not meaningful.
(1)	Excludes the effect of interest on shareholders’ equity of R$324 million in 2008.

Operating Revenues

The composition of gross operating revenues by category of service before deduction of value-added and other indirect taxes and discounts is presented in our financial statements and discussed below. We do not determine net operating revenues for each category of service as we do not believe such information to be useful to investors.

Gross operating revenues increased by 4.5% in 2009, principally due to a 5.6% increase in gross operating revenues of our fixed-line and data transmission services segment and a 39.0% increase in gross operating revenues of our call center segment. The effects of these increases were partially offset by a 10.6% decline in gross operating revenues of our internet segment. Gross operating revenues generated by intersegment sales, which are eliminated in the consolidation of our financial statements, increased by 9.2% in 2009.

Net operating revenues declined by 6.1% in 2009, principally due to a 7.7% decline in net operating revenues of our fixed-line and data transmission services segment, the effects of which were partially offset by a 40.0% increase in net operating revenues of our call center services segment. Net operating revenues generated by intersegment sales, which are eliminated in the consolidation of our financial statements, declined by 1.2% in 2009.

Operating Revenue of Our Fixed-Line and Data Transmission Services Segment

The following table sets forth the components of the gross and net operating revenues of our fixed-line and data transmission services segment, as well as the percentage change from the prior year, for the years ended December 31, 2008 and 2009.

	Year Ended December 31,
	2008		2009		% Change
	(in millions of reais, except percentages)
Local services:
Monthly subscription fees		3,676		3,888	5.8
Metered services		922		743	(19.4)
Fixed-line to mobile calls (VC1)		1,926		1,819	(5.6)
Other revenues		29		33	13.8

		6,555		6,483	(1.1)
Long-distance services:
Mobile long distance (VC2 and VC3)		1,502		1,345	(10.5)
Fixed-to-fixed long distance:
Intrasectorial		835		752	(9.9)
Intersectorial		247		215	(13.0)
Interregional		232		203	(12.5)
International		43		31	(27.9)

		2,859		2,546	(10.9)
Other fixed-line services:
Pre-paid calling cards for public telephones		475		352	(25.9)
Additional services, intelligent network and advanced voice		420		547	30.2
Other		32		93	210.0

		927		992	7.2
Remuneration for the use of the fixed-line network:
Fixed-line to fixed-line network use		210		202	(3.8)
Mobile to fixed-line network use		226		265	17.3

		436		467	7.1
Data transmission services:
Asymmetric Digital Subscriber Line (ADSL)		2,127		3,277	54.1
Internet services		72		56	(22.2)
Transmission — EILD		538		462	(14.1)
Dedicated Line Service — SLD		481		534	11.0
IP services		570		684	20.0
Switching packs and frame relay		186		161	(13.4)
Other services		96		7	(92.7)

		4,070		5,181	27.3

Total gross operating revenue		14,845		15,669	5.6
Value-added and other indirect taxes		(3,605)		(3,554)	(1.4)
Discounts and returns		(1,069)		(2,725)	154.9

Net operating revenue	R$	10,171	R$	9,389	(7.7)

Gross operating revenues of our fixed-line and data transmission services segment increased by 5.6% in 2009, principally due to:

•	a 27.3% increase in gross operating revenues from data transmission services; and

•	to a lesser extent, a 7.2% increase in gross operating revenue from other fixed-line services and a 7.1% increase in gross operating revenue from remuneration for the use of our fixed-line network.

The effects of these increases were partially offset by:

•	a 10.9% decline in gross operating revenue from long-distance services; and

•	a 1.1% decline in gross operating revenues from local services.

Gross Operating Revenues from Local Services

Gross operating revenues from local fixed-line services declined by 1.1% in 2009, primarily due to a 19.4% decline in gross operating revenues from metered services and a 5.6% decline in gross operating revenue from local fixed-to-mobile traffic, the effects of which were partially offset by a 5.8% increase in gross operating revenues from monthly subscription fees.

Monthly Subscription Fees

Gross operating revenues from monthly subscription fees increased by 5.8% in 2009, primarily as a result of (1) a 33.3% increase in the number of subscriptions to our alternative plans to 5.6 million at December 31, 2009 from 4.2 million at December 31, 2008, and (2) rate increases for our basic service plans of 3.01% in July 2008 and 0.98% in October 2009, and (3) rate increases for our alternative plans that reflected increases in inflation of 3.01% in 2008 and 0.98% in 2009, as measured by the IST. The effects of these increases were partially offset by a 4.9% decline in the number of lines in service to 7.7 million at December 31, 2009 from 8.1 million at December 31, 2008.

Metered Services

Gross operating revenues from metered services charges declined by 19.4% in 2009, principally due to the 23.6% decline in total billed minutes, which are the number of local minutes that exceed the monthly allowance under a customer’s service plan, primarily as a result of (1) the migration of our fixed-line customers from our basic service plans to our alternative plans that have higher monthly allowances of minutes, and (2) the migration of local traffic origination to mobile handsets as callers take advantage of mobile plans and promotions under which mobile service providers offer mobile-to-mobile minutes within their networks at rates that are lower than fixed-to-mobile minutes. The effects of this decline were partially offset by rate increases for metered services of 3.01% in July 2008 and 0.98% in October 2009.

Local Fixed-to-Mobile Calls

Gross operating revenues from local fixed-to-mobile calls, which are charged at the VC1 rate, declined by 5.6% in 2009, principally as a result of a 6.7% decline in the total number of local fixed-to-mobile minutes in 2009 as our fixed-line customers opted to take advantage of mobile service plans under which the charge for a mobile-to mobile minute is less than the charge for a fixed-to-mobile minute. This decline was partially offset by increases in the VC1 rate of 3.01% in July 2008. The average number of monthly local fixed-to-mobile minutes for our fixed lines in services declined by 6.7% in 2009.

Gross Operating Revenues from Long-Distance Services

Gross operating revenues from long-distance services declined by 10.9% in 2009, primarily due to (1) a 10.5% decline in gross operating revenues from long-distance calls originating or terminating on mobile devices, and (2) a 9.9% decline in gross operating revenue from fixed-to-fixed intrasectorial long-distance calls. Intrasectorial calls are those in which callers are located in the same sector, but in different local areas. A sector is a set of local areas, as established by ANATEL, which generally corresponds to a Brazilian state.

Long-Distance Calls Originating or Terminating on Mobile Devices

Gross operating revenues from long-distance calls originating or terminating on mobile devices, which are charged at the VC2 or VC3 rate, declined by 10.5% in 2009, principally as a result of:

•

a 7.5% decline in the total number of long-distance minutes that were charged at the VC2 rate, principally due to lower use of value-added services, which historically has contributed to this traffic; and

•	a 1.3% decline in the total number of long-distance minutes that were charged at the VC3 rate, principally due to lower use of value-added services.

The effects of these declines were partially offset by increases in the VC2 and VC3 rates of 3.01% that were implemented in July 2008.

Fixed-to-Fixed Long-Distance

Gross operating revenues from intrasectorial long-distance calls originated and terminated on a fixed-line terminal, which are charged at long-distance rates regulated in accordance with the distance separating callers, declined by 9.9% in 2009, principally as a result of an 11.4% decline in the total number of intrasectorial long-distance minutes. This reduction in traffic is mainly due to the migration of our fixed-line customers to our alternative long-distance plans that have include higher monthly allowances of long-distance minutes. The effects of these declines were partially offset by increases in our regulated long-distance rates of 3.01% in July 2008 and 0.98% in October 2009.

Gross Operating Revenue from Other Fixed-Lines Services

Gross operating revenues from other fixed-line services increased by 7.2% in 2009, primarily as a result of the 30.2% increase in gross operating revenues from additional services, intelligent network service and advanced voice services, the effects of which were partially offset by a 25.9% decline in gross operating revenue from the sale of pre-paid calling cards for use in public telephones.

Gross operating revenue from the sale of pre-paid calling cards for use in public telephones declined principally due to the 25.6% decline in the number of public phone credits sold to 3.2 billion in 2009 from 4.3 billion in 2008, primarily due to customers substituting usage of mobile handsets in place of usage of public phones as a result of promotions by mobile service providers to the pre-paid segment, including bonus calls and pre-paid card recharges at promotional reduced rates. This decline was partially offset by rate increases for public phone usage of 2.53% in July 2008 and 0.98% in October 2009.

Gross operating revenue from additional services, intelligent network service and advanced voice services increased principally as a result of our promotional offers and customer retention programs.

Gross Operating Revenues from Remuneration for the Use of the Fixed-Line Network

Gross operating revenues from remuneration for the use of the fixed-line network increased by 7.1% in 2009, principally as a result of a 17.3% increase in gross operating revenues from interconnection fees paid to us for completing calls on our fixed-line network that were originated on the networks of mobile service providers, primarily due to (1) an increase in traffic as a result of callers taking advantage of mobile plans and promotions under which mobile service providers offer discounts on mobile-to-fixed minutes, and (2) to a lesser extent, increases in the TU-RL and TU-RIU rates of 3.01% and 4.9%, respectively, that were implemented in July 2008 and increases of 0.98% in these rates that were implemented in October 2009.

The effects of this increase were partially offset by a 3.8% decline in interconnection fees paid to us for completing calls on our fixed-line network that were originated on the networks of other fixed-line service providers, primarily as a result of the increased penetration of the local services market by our competitors which has reduced the volume of calls terminated on our fixed-line network, the effects of which were partially offset by the increases in the TU-RL and TU-RIU rates.

Of our gross operating revenues from remuneration for the use of the fixed-line network, 20.6% in 2009 and 14.3% in 2008 represented interconnection fees paid by Brasil Telecom Mobile for the use of our fixed-line network to complete mobile-to-fixed calls and was eliminated in the consolidation of our financial statements.

Gross Operating Revenues from Data Transmission Services

Gross operating revenues from data transmission services increased by 27.3% in 2009, principally due to a 54.1% increase in gross operating revenue from ADSL subscriptions, and a 20.0% increase in gross operating revenues from IP services.

Gross operating revenues from ADSL subscriptions increased in 2009, primarily due to the impact that resulted from a change in the method that we use to present gross operating revenues from ADSL subscriptions and the related discounts that was implemented in the second quarter of 2008. Prior to this change, we presented gross operating revenues from ADSL subscriptions giving effect to a portion of the discounts granted. As a result of this change in presentation, we record gross operating revenues from ADSL subscriptions without giving effect to discounts granted and record the full amount of the discounts granted as discounts and returns. In addition, gross operating revenues from ADSL subscriptions increased due to the 5.6% increase in the number of ADSL subscriptions in 2009 to 1.9 million at December 31, 2009 from 1.8 million at December 31, 2008 as a result of our continued focus on increasing the penetration of our ADSL services in our local fixed-line subscriber base. The effects of these factors were partially offset by a 7.4% decline in average monthly net revenues per line generated by ADSL subscriptions to R$45.2 in 2009 from R$48.8 in 2008. As of December 31, 2009, our ADSL customer base represented 24.7% of our total fixed lines in service as compared to 22.2% as of December 31, 2008.

Gross operating revenue from IP services increased in 2009, principally due to the increased demand for data ports from our existing and new customers and increases in the prices for these services.

Charges Against Gross Operating Revenues

Value-Added and Other Indirect Taxes

Value-added and other taxes on our fixed-line and data transmission services declined by 1.4% in 2009, primarily reflecting the decline in the gross operating revenue of our fixed-line and data transmission services segment in 2009 and the change in revenue mix, as fewer taxes or lower tax rates apply to some of our services, such as interconnection services.

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

Discounts

Discounts offered on our fixed-line services generally consist of local fixed-line calls, long-distance calls, and intelligent network services (such as caller ID, call forwarding and conference calling). Discounts on our fixed-line and data transmission services increased by 154.9% in 2009, primarily due to the impact that resulted from a change in the method we used to present gross operating revenues and discounts that was implemented in the second quarter of 2008, which primarily affected the way that we present gross operating revenues and discounts for our ADSL and local fixed-line services. Prior to this change, we presented gross operating revenues for these services giving effect to a portion of the discounts granted. As a result in this change in presentation, we present gross revenue for these services without giving effect to discounts granted and present the full amount of the discounts granted as discounts and returns.

Net Operating Revenues

As a result of the foregoing, net operating revenues of our fixed-line and data transmission services segment declined by 7.7% to R$9,398 million in 2009 from R$10,171 million in 2008.

Operating Revenue of Our Mobile Services Segment

The following table sets forth the components of the gross and net operating revenues of our mobile services segment, as well as the percentage change from the prior year, for the years ended December 31, 2008 and 2009.

	Year Ended December 31,
	2008		2009		% Change
	(in millions of reais, except percentages)
Mobile telephone services:
Monthly subscription fees	R$	402	R$	440	9.5
Utilization		646		647	0.2
Value-added services		154		226	46.8
Sale of handsets and accessories		226		114	(49.6)
Roaming		16		20	25.0
Other		17		25	47.1

		1,462		1,472	0.7
Remuneration for the use of the mobile network		1,099		1,083	(1.5)

Total gross operating revenue		2,561		2,555	(0.2)
Value-added and other indirect taxes		(429)		(428)	(0.2)
Discounts and returns		(250)		(233)	(6.8)

Net operating revenue	R$	1,882		1,894	0.6

Gross operating revenues of our mobile services segment declined by 0.2% in 2009, due to a 1.5% decline in remuneration for the use of our mobile network, the effects of which were partially offset by a 0.7% increase in gross operating revenues from mobile telephone services.

Gross Operating Revenues from Mobile Services

Gross operating revenues from mobile services decreased by 0.2% in 2009, principally due to a 49.6% decline in gross operating revenue from the sale of mobile handsets and accessories due to the decline in demand for our mobile handsets as a result of the increase in the sales price of these handsets following our decision to reduce the subsidies offered on the sale of these handsets.

The effects of this decline were partially offset by:

•

a 46.8% increase in gross operating revenues from value-added services, primarily as a result of the increase in the size of our mobile services customer base and an increase in the volume of SMS and GPRS services provided; and

•

a 9.5% increase in gross operating revenue from monthly subscription fees, primarily as a result of (1) the 5.1% increase in the number of post-paid customers to approximately 1,029,000 million at December 31, 2009 from approximately 979,000 million at December 31, 2008, (2) the migration of our customer base to plans offering a greater number of minutes and with higher subscription fees, and (3) rate increases for our post-paid plans that reflected an increase in inflation of 6.56% in 2008.

The number of our pre-paid mobile customers increased by 32.6% in 2009 to 6.1 million at December 31, 2009 from 4.6 million at December 31, 2008, primarily as a result of (1) the launch beginning in May 2009 of the entire portfolio of Oi’s service plans in Region II, including the “Oi Ligadores” prepaid service plan, (2) the strategy of reinforcing our retail promotion efforts and intensifying our advertising campaigns, and (3) the development of a marketing channel focused on SIM card sales and the unblocking of handsets. As of December 31, 2009, pre-paid customers represented 85.5% of our mobile customer base. The number of subscribers to our post-paid mobile plans increased by 5.1% in 2009 to approximately 1,029,000 at December 31, 2009 from approximately 979,000 at December 31, 2008, primarily as a result of subscriptions to our 3G plans, especially the 3GMais broadband service. As of December 31, 2009, post-paid customers represented 14.5% of our mobile customer base. Our monthly average net revenue per user (calculated based on the total revenue for the year divided by the monthly average customer base for the year divided by 12) declined by 20.3% to R$22.80 in 2009 from R$28.60 in 2008.
Gross Operating Revenues from Remuneration for the Use of the Mobile Network

Gross operating revenues from remuneration for the use of the mobile network declined by 1.5% in 2009 as a result of the 26.8% increase in the number of our mobile customers during 2009, a large portion of which migrated from the mobile networks of other mobile service providers, resulting in a decline in the number of minutes terminated on our mobile network that originated on the networks of other service providers. The effects of this decline were partially offset by increases in our VU-M rates of 2.06% in July 2008 and 0.98% in October 2009.

Of the gross operating revenues from remuneration for the use of the mobile network, 30.1% in 2009 and 39.7% in 2008 represented interconnection fees paid by Brasil Telecom for the use of Brasil Telecom Mobile’s network to complete fixed-to-mobile calls and was eliminated in the consolidation of our financial statements.

Charges Against Gross Operating Revenues

Value-Added and Other Indirect Taxes

Value-added and other taxes on our mobile services declined by 0.2% in 2009, primarily reflecting the decline in the gross operating revenue of our mobile services segment in 2009.

Discounts

Discounts offered on our mobile services generally consist of rebates on pre-paid telephone cards (typically having commissions of approximately 10.0% over the face amount sold), local fixed-line calls, long-distance calls, and intelligent network services (such as caller ID, call forwarding and conference calling). Discounts on our mobile services declined by 6.8% in 2009, primarily as a result of (1) a decrease in the size of the discounts that we offered to post-paid mobile customers following our reduction of the monthly subscription fees that we charge these customers, and (2) a decrease in subsidies to pre-paid customers.

Net Operating Revenues

As a result of the foregoing, net operating revenues of the mobile services segment increased by 0.6% to R$1,894 million in 2009 from R$1,882 million in 2008.

Operating Revenue of Our Internet Services Segment

The following table sets forth the components of the gross and net operating revenues of our internet services segment, as well as the percentage change from the prior year, for the years ended December 31, 2008 and 2009.

	Year Ended December 31,
	2008		2009		% Change
	(in millions of reais, except percentages)
Gross operating revenues	R$	454	R$	406	(10.6)
Value-added and other indirect taxes		(56)		(45)	(19.6)
Discounts and returns		(6)		(6)	—

Net operating revenue	R$	392	R$	355	(9.4)

Gross operating revenues of our internet services segment declined by 10.6% in 2009, primarily due to a decrease in the internet access revenues and a decrease in marketing and advertising revenues, the effects of which were partially offset by an increase in value-added services revenues. Value-added and other taxes on our internet services declined by 19.6% in 2009. As a result of the foregoing, net operating revenues of the internet services segment declined by 9.4% to R$355 million in 2009 from R$392 million in 2008.

Operating Revenue of Our Call Center Segment

The following table sets forth the components of the gross and net operating revenues of our call center segment, as well as the percentage change from the prior year, for the years ended December 31, 2008 and 2009.

	Year Ended December 31,
	2008		2009		% Change
	(in millions of reais, except percentages)
Gross operating revenues	R$	246	R$	342	39.0
Value-added and other indirect taxes		(16)		(20)	25.0

Net operating revenue	R$	230	R$	322	40.0

Gross operating revenues of our call center segment increased by 39.0% in 2009, primarily as a result of an increase in the number of workstations in order to comply with new Brazilian legal requirements that became effective at the end of 2008. Value-added and other taxes on our call center segment increased by 25.0% in 2009. As all of our call center services are for internal use, we do not offer discounts on these services. As a result of the foregoing, net operating revenues of our call center segment increased by 40.0% to R$322 in 2009 from R$230 million in 2008.

Cost of Goods Sold and Services Rendered

Cost of goods sold and serviced rendered declined by 4.4% in 2009, principally due to a 4.7% decline in cost of goods sold and services rendered of our fixed-line and data transmission services segment and, to a lesser extent, a 1.8% decline in cost of goods sold and services rendered of our mobile services segment, the effects of which were partially offset by a 28.8% increase in cost of goods sold and services rendered of our call center segment.

Of the costs of goods sold and services rendered of our fixed-line and data transmission services segment, 11.9% in 2009 and 10.9% in 2008 represented interconnection fees paid by Brasil Telecom for the use of Brasil Telecom Mobile’s mobile network to complete fixed-to-mobile calls. These fees were eliminated in the consolidation of our financial statements.

Of the costs of goods sold and services rendered of our mobile services segment, 14.2% in 2009 and 12.0% in 2008 represented (1) interconnection fees paid by Brasil Telecom Mobile for the use of Brasil Telecom’s fixed-line network to complete mobile-to-fixed calls, and (2) fees paid by Brasil Telecom Mobile for EILD services. These fees were eliminated in the consolidation of our financial statements.

The following table sets forth the components of our cost of goods sold and services rendered, as well as the percentage change from the prior year, for the years ended December 31, 2008 and 2009.

	Year Ended December 31,
	2008		2009		% Change
	(in millions of reais, except percentages)
Interconnection	R$	2,203	R$	2,026	(8.0)
Depreciation		1,683		1,529	(9.2)
Connection means		143		129	(9.8)
Rental, leases and insurance		395		386	(2.2)
Third-party services		971		1,101	13.5
Personnel		338		397	17.3
Materials		64		76	18.8
Costs of handsets and accessories		237		87	(63.3)
Concession contract renewal fee		66		71	7.6
Other costs of services rendered		80		104	30.0
Total cost of goods sold and services rendered	R$	6,180	R$	5,906	(4.4)

Cost of Goods Sold and Services Rendered of Our Fixed-Line and Data Transmission Services Segment

Cost of goods sold and services rendered of our fixed-line and data transmission services segment declined by 4.7% in 2009, principally due to:

•

a 18.5% decline in depreciation costs to R$1,073 million in 2009 from R$1,316 million in 2008, primarily as a result of the review of the useful life of the property, plant and equipment of this segment due to the incorporation of goodwill as a result of the acquisition of our company by Telemar and the merger of our company with Brasil Telecom Holding; and

•

a 6.5% decline in interconnection costs to R$2,013 million in 2009 from R$2,152 million in 2008, primarily as a result of a decrease in the total number of minutes used by our fixed-line customers to make calls to customers of other fixed or mobile providers for which we pay interconnection fees, the effects of which were partially offset by increases in the VU-M, TU-RL and TU-RIU rates of these service providers that were implemented in July 2008 and October 2009.

The effects of these declines were partially offset by a 16.6% increase in network maintenance costs to R$758 million in 2009 from R$650 million in 2008, primarily as a result of the growth of our ADSL services, which resulted in increased costs to set up ADSL in our customers’ homes, as well as maintenance costs relating to the expansion of our network.

The gross profit of our fixed-line and data transmission services segment declined by 10.8% to R$4,472 million in 2009 from R$5,013 million in 2008. As a percentage of net operating revenue of this segment, gross profit declined to 47.6% in 2009 from 49.3% in 2008.

Cost of Goods Sold and Services Rendered of Our Mobile Services Segment

Cost of goods sold and services rendered of our mobile services segment declined by 1.8% in 2009, principally due to a 63.3% decline in the cost of mobile handsets and accessories to R$87 million in 2009 from R$237 million in 2008, primarily due to the decline in the number of mobile handsets sold as a result of the change in our distribution strategy following the acquisition of control of our company by Telemar. Under our new distribution strategy, a large number of the distributors of our services purchase handsets directly from handset distributors appointed by Oi, reducing our handset acquisition costs and handset inventory. The effects of these declines were partially offset by:

•

a 24.7% increase in depreciation and amortization costs to R$454 million in 2009 from R$364 million in 2008, primarily as a result of (1) the growth in our property, plant and equipment as a result of the expansion of our mobile network, and (2) increased amortization costs related to our acquisition of 3G radio frequency licenses during 2008.

The gross profit of our mobile services segment increased by 10.7% to R$409 million in 2009 from R$370 million in 2008. As a percentage of net operating revenue of this segment, gross profit increased to 21.6% in 2009 from 19.7% in 2008.

Cost of Goods Sold and Services Rendered of Our Internet Segment

Cost of goods sold and services rendered of our internet segment declined by 23.6% in 2009. The gross profit of our internet segment declined by 7.1% to R$313 million in 2009 from R$337 million in 2008. As a percentage of net operating revenue of this segment, gross profit increased to 77.1% in 2009 from 74.2% in 2008.

Cost of Goods Sold and Services Rendered of Our Call Center Segment

Cost of goods sold and services rendered of our call center segment increased by 28.8% in 2009, principally due to the cost of implementation of more call center positions and the cost of training of call center operators and field technicians. The gross profit of our call center segment increased to R$49 million in 2009 from R$18 million in 2008. As a percentage of net operating revenue of this segment, gross profit increased to 15.2% in 2009 from 7.8% in 2008.

Gross Profit

As a result of the foregoing, our consolidated gross profit declined by 7.9% to R$4,973 million in 2009 from R$5,401 million in 2008. As a percentage of net operating revenue, gross profit declined to 45.7% in 2009 from 46.6% in 2008.

Operating Expenses

Selling Expenses

Fixed-Line and Data Transmission Services Segment

Selling expenses of our fixed-line and data transmission services segment increased by 18.2% in 2009, principally due to:

•

a 57.0% increase in provision for doubtful accounts to R$485 million in 2009 from R$309 million in 2008, primarily as a result of the increase in the percentage of our accounts receivable that we record as a provision based on an increase in the rate of delinquency of our fixed-line customers in the second half of 2008, which resulted in an increase in our provision for doubtful accounts as a percentage of gross operating revenue of this segment to 3.1% in 2009 from 2.1% in 2008; and

•

a 51.7% increase in call center expenses to R$273 million in 2009 from R$180 million in 2008, primarily as a result of an increase in the number of workstations in order to comply with new Brazilian legal requirements that became effective at the end of 2008.

The effects of these increases were partially offset by a 31.6% decrease in personnel expenses to R$128 million in 2009 from R$187 million in 2008, primarily as a result of the synergies obtained in the process of integrating our company with Telemar.

As a percentage of net operating revenues of this segment, selling expenses increased to 11.6% in 2009 from 9.1% in 2008.

Mobile Services Segment

Selling expenses of our mobile services segment declined by 0.8% in 2009, principally due to:

•	a 51.0% decline in personnel expenses to R$25 million in 2009 from R$51 million in 2008, primarily as a result of the synergies obtained in the process of integrating our company with Telemar.

•	a 23.2% decline in materials expenses to R$86 million in 2009 from R$112 million in 2008, primarily due to the synergies obtained in the process of integrating our company with Telemar.

•	a 78.8% decline in other selling expenses to R$7 million in 2009 from R$33 million in 2008.

The effects of these declines were partially offset by a 27.9% increase in third party services, to R$348 million in 2009 from R$272 million in 2008, including:

•

a 21.4% increase in sales commission to R$125 million in 2009 from R$103 million in 2008, primarily to incentivize retailers to promote sales of our SIM cards following our adoption of a strategy to reduce subsidies offered on the sale of our mobile handsets and focus on selling SIM cards independently of mobile handsets.

•

a 15.8% increase in marketing expenses to R$88 million in 2009 from R$76 million in 2008, primarily due to expenses relating to television advertising campaigns featuring or mobile portfolios and promotions; and

As a percentage of net operating revenues of this segment, selling expenses decreased to 27.5% in 2009 from 27.9% in 2008.

Internet Services Segment

Selling expenses of our internet services segment declined by 35.1% in 2009, principally due to a 52.9% decrease in marketing costs to R$16 million in 2009 from R$34 million in 2008 as a result of a reduction of the promotional campaigns and advertising conducted by this segment. As a percentage of net operating revenues of this segment, selling expenses declined to 48.6% in 2009 from 67.5% in 2008.

Call Center Segment

Selling expenses of our call center segment increased by 100.0% in 2009, primarily as a result of the increase in the number of workstations in order to comply with new Brazilian legal requirements that became effective at the end of 2008. As a percentage of net operating revenues of this segment, selling expenses increased to 5.0% in 2009 from 3.5% in 2008.

General and Administrative Expenses

Fixed-Line and Data Transmission Services Segment

General and administrative expenses of our fixed-line and data transmission services segment increased by 4.9% in 2009, principally due to:

•

a 20.2% increase in personnel expenses to R$214 million in 2009 from R$178 million in 2008, primarily due to non-recurring expenses as a result of the restructuring of our workforce following the acquisition of control of our company by Telemar as well as the implementation of a program to encourage employees with over twenty years of service with the company to retire.

•

a 65.6% increase depreciation and amortization expenses to R$366 million in 2009 from R$221 million in 2008, principally as a result of the amortization of goodwill we recorded as a result of the acquisition of our company by Copart 1 and Copart 2 and the subsequent mergers, primarily relating to the step-up in basis of our property, plant and equipment and of fixed-line concessions.

The effects of these increases were partially offset by a 47.9% decline in consulting and legal expenses to R$114 million in 2009 from R$219 million in 2008, primarily as a result of the settlement in 2008 of several legal disputes related to the acquisition of our control by Telemar.

As a percentage of net operating revenues of this segment, general and administrative expenses increased to 12.8% in 2009 from 11.3% in 2008.

Mobile Services Segment

General and administrative expenses of our mobile services segment increased by 18.4% in 2009, primarily due to (1) a 50.0% increase in personnel expenses to R$30 million in 2009 from R$20 million in 2008, principally due to non-recurring expenses as a result of the restructuring of our workforce following the acquisition of control of our company by Telemar as well as the implementation of a program to encourage employees with over twenty years of service with the company to retire, and (2) an increase in depreciation expenses to R$62 million in 2009 from R$58 million in 2008, principally due to the increase in the property, plant and equipment of this segment as a result of the expansion of our mobile network and the launch of our 3G services.

As a percentage of net operating revenues of this segment, general and administrative expenses increased to 8.5% in 2009 from 7.2% in 2008.

Internet Services Segment

General and administrative expenses of our internet services segment increased by 60.5% in 2009, principally due to an increase in third-party services costs to R$62 million in 2009 from R$18 million in 2008 as a result of the acquisition of new services from our content providers. As a percentage of net operating revenues of this segment, general and administrative expenses increased to 34.4% in 2009 from 19.4% in 2008.

Call Center Segment

General and administrative expenses of our call center segment increased by 33.3% in 2009, principally as a result of a 66.7% increase in personnel costs, to R$15 million in 2009 from R$9 million in 2008, as a result of the increase in the number of workstations in order to comply with new Brazilian legal requirements that became effective at the end of 2008. As a percentage of net operating revenues of this segment, general and administrative expenses declined to 7.5% in 2009 from 7.9% in 2008.

Other Operating Expenses, Net

Other Operating Income

Other operating income declined by 37.3% to R$416 million in 2009 form R$664 million in 2008, primarily as a result of the effects of R$170 million that we recorded in 2008 as receivables from settlement of litigation relating to payments made to us in connection with the settlement of outstanding litigation with our former controlling shareholders.

Other Operating Expense

Other operating expenses increased by 174.8% to R$3,834 million in 2009 from R$1,395 million in 2008, primarily due to a 482.9% increase provision for contingencies to R$3,340 million during 2009 from R$573 million during 2008, primarily as a result of (1) our reclassification of the probability of loss in, and our review of the process we use to estimate provisions for, certain civil proceedings involving CRT, and (2) the change in our criteria for estimating probable losses in certain legal proceedings in order to align our policies with those of Telemar.

As a result of Telemar’s acquisition of control of our company in January 2009, we have changed our criteria for estimating probable losses in connection with labor proceedings and the recognition of ICMS tax credits in order to align our policies with those of Telemar. As a result, we have recorded additional provisions for labor proceedings and tax proceedings during 2009 in the amount of R$334 million and R$387 million, respectively.

Additionally, as a result of certain judicial decisions in 2009, we reclassified the probability of loss in certain civil proceedings involving CRT, the leading fixed-line telecommunications service company in the State of Rio Grande do Sul that we acquired in July 2000, from possible to probable. With the assistance of our internal and external legal advisors, we have reviewed the process we use to estimate provisions for civil contingencies in connection with the financial participation agreements entered into in connection to the expansion plans of CRT. As a result, we recorded an additional provision of R$2,325 million in 2009. For a more detailed description of these proceedings, see “Item 8. Financial Information—Legal Proceedings—Civil Proceedings.”

Operating Income

As a result of the foregoing, our consolidated operating income declined by 163.8% to R$1,271 million loss in 2009 from R$1,991 million income in 2008. As a percentage of net operating revenue, operating income decreased to 11.7% in 2009 from 17.2% in 2008.

Fixed-Line and Data Transmission Services Segment

The operating loss of our fixed-line and data transmission services segment was R$1,087 million loss in 2009 compared to operating income of R$2,293 million income in 2008. As a percentage of the net operating revenues of this segment, operating loss was 11.6% in 2009 compared to operating income of 22.5% in 2008.

Mobile Services Segment

The operating loss of our mobile services segment increased by 15.4% to R$287 million in 2009 from R$248 million in 2008. As a percentage of the net operating revenues of this segment, operating loss increased to 15.2% in 2009 from 13.2% in 2008.

Internet Services Segment

The operating income of our internet services segment was R$105 million in 2009 compared to operating loss R$44 million in 2008. As a percentage of the net operating revenues of this segment, operating income was 29.6% in 2009 compared to operating loss from 11.5% in 2008.

Call Center Segment

The operating loss of our call center segment declined by 77.8% to R$2 million in 2009 from R$9 million in 2008. As a percentage of the net operating revenues of this segment, operating loss declined to 0.6% in 2009 from 3.7% in 2008.

Financial Expenses, Net

Financial Income

Financial income declined by 17.4% to R$576 million in 2009 from R$697 million in 2008, primarily due to (1) a 63.7% decline in interest on taxes and contributions as a result of monetary adjustment of tax contingencies related to the 69/1998 agreement, which had success in court in 2008, and (2) a 29.4% decline in yield on marketable securities as a result of the reduction in the average amount of our financial investments in 2009. The effects of these declines were partially offset by a 24.9% increase in inflation adjustment of escrow deposits that bear interest indexed to the Reference Rate (Taxa Referencial), or TR rate.

Financial Expenses

Financial expenses, without giving effect to interest on shareholders’ equity, declined by 22.7% to R$858 million in 2009 from R$1,109 million in 2008, primarily due to (1) the R$186 million gain recorded in 2009 as monetary and exchange rate variation on loans to be paid to third parties compared to the R$232 million expense in 2008, mainly due to the effects of exchange rate variations on our indebtedness, and (2) a 23.2% decline in interest on loans payable to third parties to R$205 million in 2009 from R$267 million in 2008 as a result of the decline in the aggregate amount of our indebtedness and the decline in the UMBNDES rate (basket of currencies) in 2009. The effects of this change were partially offset by (1) R$99 million of expenses on derivative transactions in 2009 compared to R$54 million of income on derivative transactions in 2008 as a result of the fluctuations of the exchange rate of the Japanese Yen (in 2009, the real appreciated by 27.1% against the Japanese Yen, and in 2008, the real depreciated against the Japanese Yen) and (2) a 52.9% increase in inflation adjustment of reserves for contingencies to R$211 million in 2009 from R$138 million in 2008 as a result of the increase of the provision for contingencies in 2009.

Income Tax and Social Contribution

The composite corporate statutory income tax and social contribution rate was 34% in each of 2008 and 2009. Income tax and social contribution was a benefit of R$412 million in 2009 compared to an expense of R$551 million in 2008. Our effective tax rate was 26.5% in 2009 as compared to 34.9% in 2008. The lower effective tax rate in 2009 was principally the result of the decline of permanent additions to R$32 million in 2009 from R$164 million in 2008 and the decline in unrecognized tax loss to R$(88) million in 2009 from R$12 million, the effects of which were partially offset by an increase in non-taxable income fro R$95 million in 2009 from R$44 million in 2008.

Non-Controlling Interest

Non-controlling interest was an expense of R$2 million in 2009 compared to income of R$2 million in 2008, primarily as a result of minority shareholders’ interest in the improved results of operations of our subsidiary Internet Group (Cayman) Ltd. in 2009.

Net Income (Loss)

Our consolidated net loss was R$1,143 million in 2009 compared to net income of R$1,030 million in 2008. As a percentage of net operating revenue, net loss was 10.5% in 2009 compared to net income of 8.9% in 2008.

Year Ended December 31, 2008 Compared with Year Ended December 31, 2007

The following table sets forth the components of our net income, as well as the percentage change from the prior year, for the years ended December 31, 2007 and 2008.

	Year ended December 31,
	2007		2008		% Change
	(in millions of reais, except percentages)
Gross operating revenues	R$	15,997	R$	17,007	6.3
Taxes and deductions		(4,781)		(5,426)	13.5

Net operating revenues		11,216		11,581	3.3
Cost of goods sold and services rendered		(6,362)		(6,180)	(2.9)

Gross profit		4,854		5,401	11.3
Operating expenses:
Selling expenses		(1,464)		(1,338)	(8.6)
General and administrative expenses		(1,267)		(1,340)	5.8
Other operating income (expenses), net		(662)		(732)	10.6

Operating income before net financial expenses		1,461		1,991	36.3
Net financial expenses(1)		(368)		(412)	12.0

Income before taxes and non-controlling interest(1)		1,093		1,579	44.5
Income tax and social contribution		(295)		(551)	86.8
Non-controlling interest		2		2	—

Net income	R$	800	R$	1,030	28.8

(1)	Excludes the effect of interest on shareholders’ equity of R$324 million in 2008 and R$350 million in 2007.

Operating Revenues

The composition of gross operating revenues by category of service before deduction of value-added and other indirect taxes and discounts is presented in our financial statements and discussed below. We do not determine net operating revenues for each category of service as we do not believe such information to be useful to investors.

Gross operating revenues increased by 6.3% in 2008, principally due to a 6.7% increase in gross operating revenues of our fixed-line and data transmission services segment, a 1,018.2% increase in gross operating revenues of our call center segment and a 4.7% increase in gross operating revenues of our mobile services segment. Gross operating revenues generated by intersegment sales, which are eliminated in the consolidation of our financial statements, increased by 32.7% in 2008.

Net operating revenues increased by 3.3% in 2008, principally due to a 2.8% increase in net operating revenues of our fixed-line and data transmission services segment, a 995.2% increase in net operating revenues of our call center segment and a 7.8% increase in net operating revenues of our mobile services segment. Net operating revenues generated by intersegment sales, which are eliminated in the consolidation of our financial statements, increased by 33.3% in 2008.

Operating Revenue of Our Fixed-Line and Data Transmission Services Segment

The following table sets forth the components of the gross and net operating revenues of our fixed-line and data transmission services segment, as well as the percentage change from the prior year, for the years ended December 31, 2007 and 2008.

	Year Ended December 31,
	2007		2008		% Change
	(in millions of reais, except percentages)
Local services:
Monthly subscription fees	R$	3,536	R$	3,676	4.0
Metered services		1,106		922	(16.6)
Fixed-line to mobile calls (VC1)		1,882		1,926	2.3
Other revenues		47		29	(38.3)

		6,571		6,555	(0.2)
Long-distance services:
Mobile long distance (VC2 and VC3)		1,544		1,502	(2.7)
Fixed-to-fixed long distance:
Intrasectorial		864		835	(3.4)
Intersectorial		264		247	(6.4)
Interregional		241		232	(3.7)
International		44		43	(2.3)

		2,957		2,859	(3.3)
Other fixed-line services:
Pre-paid calling cards for public telephones		546		475	(13.0)
Additional services, intelligent network and advanced voice		396		420	6.1
Other		38		32	(15.8)

		980		927	(5.4)
Remuneration for the use of the fixed-line network:
Fixed-line to fixed-line network use		243		210	(13.6)
Mobile to fixed-line network use		178		226	27.0

		422		436	3.3
Data transmission services:
Asymmetric Digital Subscriber Line (ADSL)		1,278		2,127	66.4
Internet services		55		72	30.9
Transmission — EILD		462		538	16.5
Dedicated Line Service — SLD		397		481	21.2
IP services		482		570	18.3
Switching packs and frame relay		202		186	(7.9)
Other services		105		96	(8.6)

		2,981		4,070	36.5

Total gross operating revenue		13,911		14,845	6.7
Value-added and other indirect taxes		(3,898)		(3,605)	(7.5)
Discounts and returns		(123)		(1,069)	769.1

Net operating revenue	R$	9,890	R$	10,171	2.8

Gross operating revenues of our fixed-line and data transmission services segment increased by 6.7% in 2008, principally due to:

•	a 36.5% increase in gross operating revenues from data transmission services; and

•	to a lesser extent, a 3.3% increase in gross operating revenue from remuneration for the use of our fixed-line network.

The effects of these increases were partially offset by:

•	a 3.3% decline in gross operating revenue from long-distance services;

•	a 5.4% decline in gross operating revenues from other fixed-line services, principally sales of pre-paid calling cards for use in public telephones; and

•	a 0.2% decline in gross operating revenues from local services.

Gross Operating Revenues from Local Services

Gross operating revenues from local fixed-line services declined by 0.2% in 2008, primarily due to a 16.6% decline in gross operating revenues from metered services, the effects of which were partially offset by a 4.0% increase in gross operating revenues from monthly subscription fees and a 2.3% increase in gross operating revenue from local fixed-to-mobile traffic.

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

Gross Operating Revenues from Long-Distance Services

Gross operating revenues from long-distance services declined by 3.3% in 2008, primarily due to (1) a 2.7% decline in gross operating revenues from long-distance calls originating or terminating on mobile devices, (2) a 3.4% decline in gross operating revenue from fixed-to-fixed intrasectorial long-distance calls, and (3) a 6.4% decline in gross operating revenue from fixed-to-fixed intersectorial long-distance calls. Intersectorial calls involve callers in different sectors within the same service region.

Long-Distance Calls Originating or Terminating on Mobile Devices

Gross operating revenues from long-distance calls originating or terminating on mobile devices, which are charged at the VC2 or VC3 rate, declined by 2.7% in 2008, principally as a result of:

•

a 2.3% decline in the total number of long-distance minutes that were charged at the VC2 rate, principally due to lower use of value-added services, which historically has contributed to this traffic; and

•	a 9.0% decline in the total number of long-distance minutes that were charged at the VC3 rate, principally due to lower use of value-added services.

The effects of these declines were partially offset by increases in the VC2 and VC3 rates of 3.29% and 3.01% that were implemented in July 2007 and July 2008, respectively.

Fixed-to-Fixed Long-Distance

Gross operating revenues from intrasectorial and intersectorial long-distance calls originated and terminated on a fixed-line terminal, which are charged at long-distance rates regulated in accordance with the distance separating callers, declined by 3.4% and 6.4%, respectively, in 2008, principally as a result of a 4.3% decline in the total number of intrasectorial long-distance minutes and a 4.3% decline in the total number of intersectorial long-distance minutes. These reductions in traffic are mainly due to the migration of our fixed-line customers to our alternative long-distance plans that have include higher monthly allowances of long-distance minutes. The effects of these declines were partially offset by increases in our regulated long-distance rates of 2.14% and 3.01% that were implemented in July 2007 and July 2008, respectively.

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

Gross operating revenue from the sale of pre-paid calling cards for use in public telephones declined principally due to the 15.7% decline in the number of public phone credits sold to 4.3 billion in 2008 from 5.1 billion in 2007, primarily due to customers substituting usage of mobile handsets in place of usage of public phones as a result of promotions by mobile service providers to the pre-paid segment, including bonus calls and pre-paid card recharges at promotional reduced rates. This decline was partially offset by rate increases for public phone usage of 2.14% and 2.53% that were implemented in July 2007 and July 2008, respectively.

Gross operating revenue from additional services, intelligent network service and advanced voice services increased principally as a result of our promotional offers and customer retention programs.

Gross Operating Revenues from Remuneration for the Use of the Fixed-Line Network

Gross operating revenues from remuneration for the use of the fixed-line network increased by 3.3% in 2008, principally as a result of a 26.8% increase in gross operating revenues from interconnection fees paid to us for completing calls on our fixed-line network that were originated on the networks of mobile service providers, primarily due to (1) an increase in traffic as a result of callers taking advantage of mobile plans and promotions under which mobile service providers offer discounts on mobile-to-fixed minutes, and (2) to a lesser extent, increases in the TU-RL and TU-RIU rates of 3.01% and 4.9%, respectively, that were implemented in July 2008.

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

Gross Operating Revenues from Data Transmission Services

Gross operating revenues from data transmission services increased by 36.5% in 2008, principally due to a 66.4% increase in gross operating revenue from ADSL subscriptions, and a 16.5% increase in gross operating revenues from EILD services.

Gross operating revenues from ADSL subscriptions increased in 2008, primarily due to the impact that resulted from a change in the method that we use to present gross operating revenues from ADSL subscriptions and the related discounts that was implemented in the second quarter of 2008. Prior to this change, we presented gross operating revenues from ADSL subscriptions giving effect to a portion of the discounts granted. As a result of this change in presentation, we present gross operating revenues from ADSL subscriptions without giving effect to discounts granted and present the full amount of the discounts granted as discounts and returns. In addition, gross operating revenues from ADSL subscriptions increased due to the 15.2% increase in the number of ADSL subscriptions in 2008 to 1.8 million at December 31, 2008 from 1.6 million at December 31, 2007, as a result of our continued focus on increasing the penetration of our ADSL services in our local fixed-line subscriber base. The effects of this increase were partially offset by a 2.4% decline in average monthly net revenues per line generated by ADSL subscriptions to R$48.8 in 2008 from R$50.0 in 2007. As of December 31, 2008, our ADSL customer base represented 22.2% of our total fixed lines in service as compared to 19.5% as of December 31, 2007.

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

Charges Against Gross Operating Revenues

Value-Added and Other Indirect Taxes

Value-added and other taxes on our fixed-line and data transmission services declined by 7.5% in 2008, primarily reflecting the decline in the gross operating revenue of our fixed-line and data transmission services segment in 2008 and the change in revenue mix, as fewer taxes or lower tax rates apply to some of our services, such as interconnection services.

Discounts

Discounts offered on our fixed-line services generally consist of local fixed-line calls, long-distance calls, and intelligent network services (such as caller ID, call forwarding and conference calling). Discounts on our fixed-line and data transmission services increased by 769.1% in 2008, primarily due to (1) the impact that resulted from a change in the method we used to present gross operating revenues and discounts that was implemented in the second quarter of 2008, which primarily affected the way that we present gross operating revenues and discounts for our ADSL and local fixed-line services, and (2) to a lesser extent, an increase in the discounts that we offered on our ADSL services.

Net Operating Revenues

As a result of the foregoing, net operating revenues of our fixed-line and data transmission services segment increased by 2.8% to R$10,171 million in 2008 from R$9,890 million in 2007.

Operating Revenue of Our Mobile Services Segment

The following table sets forth the components of the gross and net operating revenues of our mobile services segment, as well as the percentage change from the prior year, for the years ended December 31, 2007 and 2008.

	Year Ended December 31,
	2007		2008		% Change
	(in millions of reais, except percentages)
Mobile telephone services:
Monthly subscription fees	R$	434	R$	402	(7.4)
Utilization		562		646	14.9
Value-added services		104		154	48.1
Sale of handsets and accessories		271		226	(16.6)
Roaming		16		16	—
Other		27		17	(37.0)

		1,414		1,462	3.4
Remuneration for the use of the mobile network		1,032		1,099	6.5

Total gross operating revenue		2,446		2,561	4.7
Value-added and other indirect taxes		(392)		(429)	9.4
Discounts and returns		(308)		(250)	(18.8)

Net operating revenue	R$	1,746	R$	1,882	7.8

Gross operating revenues of our mobile services segment increased by 4.7% in 2008, due to a 6.5% increase in remuneration for the use of our mobile network and a 3.4% increase in gross operating revenues from mobile telephone services.

Gross Operating Revenues from Mobile Services

Gross operating revenues from mobile services increased by 3.4% in 2008, principally due to:

•

a 14.9% increase in gross operating revenue from billed minutes, primarily as a result of (1) the 31.5% increase in the number of our mobile customers to 5.6 million at December 31, 2008 from 4.3 million at December 31, 2007, and (2) rate increases for our billed minutes that reflected increases in inflation of 3.17% in 2007 and 6.56% in 2008, as measured by the IST; and

•

a 48.1% increase in gross operating revenues from value-added services, primarily as a result of the increase in the size of our mobile services customer base and an increase in the volume of SMS and GPRS services provided.

The effects of these increases were partially offset by (1) a 16.6% decline in gross operating revenue from the sale of mobile handsets and accessories, due to the decline in demand for our mobile handsets as a result of the increase in the sales price of these handsets following our decision to reduce the subsidies offered on the sale of these handsets, and (2) a 7.4% decline in gross operating revenue from monthly subscription fees, primarily as a result of the migration of our post-paid mobile customers to plans with lower prices, the effects of which were partially offset by rate increases for our post-paid plans that reflected increases in inflation of 3.17% in 2007 and 6.56% in 2008, as measured by the IST.

The number of our pre-paid mobile customers increased by 35.3% in 2009 to 4.6 million at December 31, 2008 from 3.4 million at December 31, 2007, primarily as a result of (1) the success of our “Volta do Pula-Pula” campaign in April 2008, (2) the strategy of reinforcing our retail promotion efforts and intensifying our advertising campaigns, and (3) the development of a marketing channel focused on SIM card sales and the unblocking of handsets. As of December 31, 2008, pre-paid customers represented 83% of our mobile customer base. The number of subscribers to our post-paid mobile plans increased by 14.4% in 2008 to approximately 978,900 at December 31, 2008 from approximately 855,800 at December 31, 2007, primarily as a result of (1) subscriptions to our 3G plans, especially the 3GMais broadband service, (2) subscriptions to our “Pluri” bundled plans, and (3) the reduction of the migration from our hybrid plans to our pre-paid plan. Under our hybrid plans, a post-paid customer purchases a fixed number of minutes per month and, following the use of these minutes, may purchase additional minutes in the same manner as our pre-paid customers. As of December 31, 2008, post-paid customers represented 17% of our mobile customer base. Our monthly average net revenue per user (calculated based on the total revenue for the year divided by the monthly average customer base for the year divided by 12) increased by 17.3% to R$28.60 in 2008 from R$34.60 in 2007.

Gross Operating Revenues from Remuneration for the Use of the Mobile Network

Gross operating revenues from remuneration for the use of the mobile network increased by 6.5% in 2008 as a result of (1) the 31.5% increase in the number of our mobile customers during 2008, resulting in an increase in the number of minutes terminated on our mobile network, and (2) increases in our VU-M rates of 2.25% and 2.06% that were implemented in July 2007 and July 2008, respectively.

Of the gross operating revenues from remuneration for the use of the mobile network, 39.7% in 2008 and 39.5% in 2007 represented interconnection fees paid by Brasil Telecom for the use of Brasil Telecom Mobile’s network to complete fixed-to-mobile calls and was eliminated in the consolidation of our financial statements.

Charges Against Gross Operating Revenues

Value-Added and Other Indirect Taxes

Value-added and other taxes on our mobile services increased by 9.4% in 2008, primarily reflecting the growth in the gross operating revenue of our mobile services segment in 2008.

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

	Year Ended December 31,
	2007		2008		% Change
	(in millions of reais, except percentages)
Gross operating revenues	R$	446	R$	454	1.8
Value-added and other indirect taxes		(62)		(56)	(9.7)
Discounts and returns		(4)		(6)	50.0

Net operating revenue	R$	380	R$	392	3.2

Gross operating revenues of our internet services segment increased by 1.8% in 2008, primarily due to (1) an increase in the number of monthly subscriptions for content, and (2) an increase in marketing and advertising revenues. Value-added and other taxes on our internet services declined by 9.7% in 2008. Discounts offered on our internet services increased by 50.0% in 2008, primarily as a result of promotions designed to attract new subscribers. As a result of the foregoing, net operating revenues of the internet services segment increased by 3.2% to R$392 million in 2008 from R$380 million in 2007.

Operating Revenue of Our Call Center Segment

The following table sets forth the components of the gross and net operating revenues of our call center segment, as well as the percentage change from the prior year, for the years ended December 31, 2007 and 2008.

	Year Ended December 31,
	2007		2008		% Change
	(in millions of reais, except percentages)
Gross operating revenues	R$	22	R$	246	1,018.2
Value-added and other indirect taxes		(1)		(16)	1,500.0

Net operating revenue	R$	21	R$	230	995.2

Gross operating revenues of our call center segment increased by 1,018.2% in 2008 as a result of our recording the gross operating revenue of this segment for the full year of 2008 as compared to approximately one month in 2007. Value-added and other taxes on our call center segment increased by 1,500.0% in 2008. As all of our call center services are for internal use, we do not offer discounts on these services. As a result of the foregoing, net operating revenues of our call center segment increased by 995.2% to R$230 million in 2008 from R$21 million in 2007.

Cost of Goods Sold and Services Rendered

Cost of goods sold and serviced rendered declined by 2.9% in 2008, principally due to a 5.7% decline in cost of goods sold and services rendered of our fixed-line and data transmission services segment and, to a lesser extent, a 1.3% decline in cost of goods sold and services rendered of our mobile services segment, the effects of which were partially offset by a 909.5% increase in cost of goods sold and services rendered of our call center segment, as discussed below.

Of the costs of goods sold and services rendered of our fixed-line and data transmission services segment, 10.9% in 2008 and 9.1% in 2007 represented interconnection fees paid by Brasil Telecom for the use of Brasil Telecom Mobile’s mobile network to complete fixed-to-mobile calls. These fees were eliminated in the consolidation of our financial statements.

Of the costs of goods sold and services rendered of our mobile services segment, 12.0% in 2008 and 13.6% in 2007 represented (1) interconnection fees paid by Brasil Telecom Mobile for the use of Brasil Telecom’s fixed-line network to complete mobile-to-fixed calls, and (2) fees paid by Brasil Telecom Mobile for EILD services. These fees were eliminated in the consolidation of our financial statements.

The following table sets forth the components of our cost of goods sold and services rendered, as well as the percentage change from the prior year, for the years ended December 31, 2007 and 2008.

	Year Ended December 31,
	2007		2008		% Change
	(in millions of reais, except percentages)
Interconnection	R$	2,319	R$	2,203	(5.0)
Depreciation		2,034		1,683	(17.3)
Connection means		677		143	(78.9)
Rental, leases and insurance		314		395	25.8
Third-party services		257		971	277.8
Personnel		163		338	107.4
Materials		70		64	(8.6)
Costs of handsets and accessories		255		237	(7.1)
Concession contract renewal fee		69		66	(4.3)
Other costs of services rendered		204		80	(60.8)

Total cost of goods sold and services rendered	R$	6,362	R$	6,180	(2.9)

Cost of Goods Sold and Services Rendered of Our Fixed-Line and Data Transmission Services Segment

Cost of goods sold and services rendered of our fixed-line and data transmission services segment declined by 5.7% in 2008, principally due to:

•

a 22.7% decline in depreciation costs to R$1,316 million in 2008 from R$1,702 million in 2007, primarily as a result of the increase in the amount of the property, plant and equipment of this segment that has been fully depreciated; and

•

a 2.1% decline in interconnection costs to R$2,152 million in 2008 from R$2,199 million in 2007, primarily as a result of a decrease in the total number of minutes used by our fixed-line customers to make calls to customers of other fixed or mobile providers for which we pay interconnection fees, the effects of which were partially offset by increases in the VU-M, TU-RL and TU-RIU rates of these service providers that were implemented in July 2007 and July 2008.

The effects of these declines were partially offset by:

•

a 6.7% increase in network maintenance costs to R$650 million in 2008 from R$609 million in 2007, primarily as a result of the growth of our ADSL services, which resulted in increased costs to set up ADSL in our customers’ homes, as well as maintenance costs relating to the expansion of our network;

•

a 27.0% increase in rental and insurance costs to R$320 million in 2008 from R$252 million in 2007, primarily as a result of the expansion of our broadband subscriber base and our internet network, which involved increased circuit rentals from third parties; and

•

an 18.8% increase in connection means costs, which are costs that we incur to rent or lease network infrastructure from third parties, to R$265 million in 2008 from R$223 million in 2007, primarily as a result of increased costs for EILD services.

The gross profit of our fixed-line and data transmission services segment increased by 13.3% to R$5,013 million in 2008 from R$4,423 million in 2007. As a percentage of net operating revenue of this segment, gross profit increased to 49.3% in 2008 from 44.7% in 2007.

Cost of Goods Sold and Services Rendered of Our Mobile Services Segment

Cost of goods sold and services rendered of our mobile services segment declined by 1.3% in 2008, principally due to:

•

a 6.9% decline in interconnection costs to R$550 million in 2008 from R$591 million in 2007, primarily due to the decline in the volume of traffic originated by our mobile customers that terminated on the networks of other service providers as a result of the increase in the size of our mobile customer base;

•

a 7.1% decline in the cost of mobile handsets and accessories to R$237 million in 2008 from R$255 million in 2007, primarily due to the decline in the number of mobile handsets sold as a result of our strategy of reducing subsidies offered on the sale of mobile handsets and focusing on selling SIM cards independently of mobile handsets to the pre-paid segment in an effort to reduce customer-acquisition costs; and

•

a 15.9% decline in connection means costs to R$90 million in 2008 from R$107 million in 2007, primarily due to the decline in our use of third-party network infrastructure as a result of the expansion of our own network.

The effects of these increases were partially offset by:

•

a 13.4% increase in depreciation and amortization costs to R$364 million in 2008 from R$321 million in 2007, primarily as a result of (1) the growth in our property, plant and equipment as a result of the expansion of our mobile network, and (2) increased amortization costs related to our acquisition of 3G radio frequency licenses during 2008; and

•

a 25.5% increase in Taxa de Fiscalização de Telecomunicações, or FISTEL, fees, which are imposed by ANATEL on providers of telecommunications services for the inspection of switching stations and mobile terminals, to R$59 million in 2008 from R$47 million in 2007, primarily as a result of the increase in the size of our mobile customer base and the number of switching stations in our network in 2008.

The gross profit of our mobile services segment increased by 72.9% to R$370 million in 2008 from R$214 million in 2007. As a percentage of net operating revenue of this segment, gross profit increased to 19.7% in 2008 from 12.3% in 2007.

Cost of Goods Sold and Services Rendered of Our Internet Segment

Cost of goods sold and services rendered of our internet segment remained stable in 2008. The gross profit of our internet segment increased by 3.7% to R$337 million in 2008 from R$325 million in 2007. As a percentage of net operating revenue of this segment, gross profit increased to 86.0% in 2008 from 85.5% in 2007.

Cost of Goods Sold and Services Rendered of Our Call Center Segment

Cost of goods sold and services rendered of our call center segment increased by 909.5% in 2008, principally due to our recording the cost of goods sold and services rendered of this segment for the full year of 2008 as compared to approximately one month in 2007. The gross profit of our call center segment increased to R$18 million in 2008 from R$382,000 in 2007. As a percentage of net operating revenue of this segment, gross profit increased to 7.8% in 2008 from 1.8% in 2007.

Gross Profit

As a result of the foregoing, our consolidated gross profit increased by 11.3% to R$5,401 million in 2008 from R$4,854 million in 2007. As a percentage of net operating revenue, gross profit increased to 46.6% in 2008 from 43.3% in 2007.

Operating Expenses

Selling Expenses

Fixed-Line and Data Transmission Services Segment

Selling expenses of our fixed-line and data transmission services segment increased by 5.5% in 2008, principally due to:

•

a 14.9% increase in provision for doubtful accounts to R$309 million in 2008 from R$269 million in 2007, primarily as a result of (1) the increase in the percentage of our accounts receivable that we record as a provision based on an increase in the rate of delinquency of our fixed-line customers in the second half of 2008, and (2) the decrease in the recovery of written-off accounts receivable during our end of year collection campaign in 2008 as compared to 2007, which resulted in an increase in our provision for doubtful accounts as a percentage of gross operating revenue of this segment to 2.1% in 2008 from 1.9% in 2007;

•

a 8.7% increase in personnel expenses to R$187 million in 2008 from R$172 million in 2007, primarily as a result of an increase in employee profit sharing expenses as a result of our improved results and increases in wages and benefits payable under our collective bargaining agreements; and

•

a 13.2% increase in call center expenses to R$180 million in 2008 from R$159 million in 2007, primarily as a result of an increase in the number of workstations in order to comply with new Brazilian legal requirements that became effective at the end of 2008.

As a percentage of net operating revenues of this segment, selling expenses increased to 9.1% in 2008 from 8.9% in 2007.

Mobile Services Segment

Selling expenses of our mobile services segment increased by 15.6% in 2008, principally due to:

•	a 163.6% increase in materials expenses to R$87 million in 2008 from R$33 million in 2007, primarily as a result of an increase in materials expenses related to the launch of our 3G services;

•	a 46.2% increase in marketing expenses to R$76 million in 2008 from R$52 million in 2007, primarily due to expenses relating to advertising campaigns featuring our 3GMais and Pluri services; and

•

a 19.8% increase in sales commission to R$103 million in 2008 from R$86 million in 2007, primarily to incentivize retailers to promote sales of our SIM cards following our adoption of a strategy to reduce subsidies offered on the sale of our mobile handsets and focus on selling SIM cards independently of mobile handsets.

The effects of these increases were partially offset by a 27.7% decline in provision for doubtful accounts to R$47 million in 2008 from R$65 million in 2007, primarily as a result of the decline in the percentage of our accounts receivable that we record as a provision based on the improved payment history of our post-paid mobile customer base.

As a percentage of net operating revenues of this segment, selling expenses increased to 27.9% in 2008 from 26.0% in 2007.

Internet Services Segment

Selling expenses of our internet services segment declined by 3.3% in 2008, principally due to a 24.4% decline in marketing costs to R$34 million in 2008 from R$45 million in 2007 as a result of a reduction of the promotional campaigns and advertising conducted by this segment. As a percentage of net operating revenues of this segment, selling expenses declined to 67.6% in 2008 from 72.1% in 2007.

Call Center Segment

Selling expenses of our call center segment were R$8 million in 2008. This segment did not incur selling expenses in 2007. As a percentage of net operating revenues of this segment, selling expenses represented 3.5% in 2008.

General and Administrative Expenses

Fixed-Line and Data Transmission Services Segment

General and administrative expenses of our fixed-line and data transmission services segment increased by 2.4% in 2008, principally due to:

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

As a percentage of net operating revenues of this segment, general and administrative expenses remained stable at 11.3% in 2008 and 2007.

Mobile Services Segment

General and administrative expenses of our mobile services segment increased by 51.1% in 2008, primarily due to (1) a 237.0% increase in depreciation expenses to R$58 million in 2008 from R$17 million in 2007, principally due to the increase in the property, plant and equipment of this segment as a result of the expansion of our mobile network and the launch of our 3G services, and (2) a 156.0% increase in personnel expenses to R$22 million in 2008 from R$8 million in 2007, principally due to an increase in employee profit sharing expenses as a result of our improved results and increases in wages and benefits payable under our collective bargaining agreements.

As a percentage of net operating revenues of this segment, general and administrative expenses increased to 7.2% in 2008 from 5.2% in 2007.

Internet Services Segment

General and administrative expenses of our internet services segment increased by 10.1% in 2008, principally due to a 33.6% increase in third-party services costs to R$30 million in 2008 from R$23 million in 2007 as a result of the acquisition of new services from our content providers. As a percentage of net operating revenues of this segment, general and administrative expenses increased to 19.4% in 2008 from 18.2% in 2007.

Call Center Segment

General and administrative expenses of our call center segment increased by 80.0% in 2008, principally as a result of our recording of general and administrative expenses of this segment for the full year of 2008 as compared to approximately one month in 2007. As a percentage of net operating revenues of this segment, general and administrative expenses declined to 7.8% in 2008 from 47.6% in 2007.

Other Operating Expenses, Net

Other Operating Income

Other operating income increased by 42.6% to R$664 million in 2008 from R$466 million in 2007, primarily due to the effects of R$170 million that we recorded in 2008 as receivables from settlement of litigation relating to payments made to us in connection with the settlement of outstanding litigation with our former controlling shareholders.

Other Operating Expense

Other operating expenses, net increased by 23.8% to R$1,395 million in 2008 from R$1,127 million in 2007, primarily due to:

•

a 76.2% increase in taxes other than income taxes and VAT taxes to R$430 million in 2008 from R$244 million in 2007, principally due to (1) an 80.9% increase in FISTEL fees to R$284 million in 2008 from R$157 million in 2007, and (2) a 67.8% increase in taxes (other than taxes on gross revenues, Corporate Income Tax (Imposto de Renda de Pessoa Jurídica), or IRPJ, and Social Contribution on Net Profits (Contribuição Social sobre Lucro Líquido), or CSLL) and value-added taxes to R$146 million in 2008 from R$87 million in 2007, primarily due to our recording R$38 million of non-recoverable ICMS taxes in 2008, and our recording PIS and COFINS taxes of R$16 million on the amount of our settlement of outstanding litigation with our former controlling shareholders; and

•	a R$57 million of loss on write-off of property, plant and equipment and intangible assets in 2008 compared to a R$3 million loss in 2007.

Operating Income

As a result of the foregoing, our consolidated operating income increased by 36.3% to R$1,991 million in 2008 from R$1,461 million in 2007. As a percentage of net operating revenue, operating income increased to 17.2% in 2008 from 13.0% in 2007.

Fixed-Line and Data Transmission Services Segment

The operating income of our fixed-line and data transmission services segment increased by 24.6% to R$2,293 million in 2008 from R$1,840 million in 2007. As a percentage of the net operating revenues of this segment, operating income increased to 22.5% in 2008 from 18.6% in 2007.

Mobile Services Segment

The operating loss of our mobile services segment declined by 16.2% to R$248 million in 2008 from R$296 million in 2007. As a percentage of the net operating revenues of this segment, operating loss declined to 13.2% in 2008 from 17.0% in 2007.

Internet Services Segment

The operating loss of our internet services segment declined by 38.4% to R$44 million in 2008 from R$73 million in 2007. As a percentage of the net operating revenues of this segment, operating loss declined to 11.5% in 2008 from 19.2% in 2007.

Call Center Segment

The operating loss of our call center segment declined by 10.0% to R$9 million in 2008 from R$10 million in 2007. As a percentage of the net operating revenues of this segment, operating loss declined to 3.9% in 2008 from 47.6% in 2007.

Financial Expenses, Net

Financial Income

Financial income increased by 59.9% to R$697 million in 2008 from R$436 million in 2007, primarily due to an increase of R$111 million as a result of the increase in inflation adjustment of judicial deposits that bear interest indexed to the TR rate.

Financial Expenses

Financial expenses, without giving effect to interest on shareholders’ equity, increased by 37.9% to R$1,109 million in 2008 from R$804 million in 2007, primarily due to the effects of exchange rate variations on our indebtedness. In 2008, the real depreciated by 31.9% against the U.S. dollar and by 63.0% against the Japanese Yen, which resulted in a R$168 million increase in our interest expenses.

Income Tax and Social Contribution

The composite corporate statutory income tax and social contribution rate was 34% in each of 2007 and 2008. Income tax and social contribution expense increased by 86.8% in 2008, principally as a result of a 44.5% increase in income before taxes and non-controlling interest to R$1,579 million in 2008 from R$1,093 million in 2007. Our effective tax rate was 34.9% in 2008 as compared to 26.6% in 2007. The higher effective tax rate in 2008 was principally the result of permanent additions, including (1) an increase in non-deductible fines and donations to R$70 million in 2008 from R$6 million in 2007, (2) losses on investments of R$14 million recorded in 2008 and (3) an increase in other non-deductible expenses to R$28 million in 2008 from R$12 million in 2007.

Non-Controlling Interest

Non-Controlling interest increased by 1.1% in 2008, primarily as a result of minority shareholders’ interest in the improved results of operations of our subsidiary Internet Group (Cayman) Ltd. in 2008.

Net Income

Our consolidated net income increased by 28.8% to R$1,030 million in 2008 from R$800 million in 2007. As a percentage of net operating revenue, net income increased to 8.9% in 2008 from 7.1% in 2007.

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

During 2009, cash flow generated by operations was used primarily for investing activities, for working capital requirements and to service our outstanding debt obligations. At December 31, 2009, our consolidated cash and cash equivalents and other investments amounted to R$2,099 million. At December 31, 2009, we had working capital of R$1,168 million. We believe that our working capital is sufficient for our present requirements.

Projected Sources and Uses of Cash

We anticipate that we will be required to spend approximately R$2,115 million to meet our short-term contractual obligations and commitments and budgeted capital expenditures in 2010, and approximately R$5,372 million to meet our long-term contractual obligations and commitments and budgeted capital expenditures in 2011 and 2012. We expect that we will meet these cash requirements through a combination of cash generated from operating activities and cash generated by financing activities, including new debt financings and the refinancing of our existing indebtedness as it becomes due.

Cash Flow

Cash Flows from Operating Activities

Our primary source of operating funds is cash flow generated from our operations. Net cash provided by operating activities was R$3,237 million in 2009, R$3,055 million in 2008 and R$3,135 million in 2007. We consider cash flows provided by our operating activities to be sufficient for our expected cash requirements related to operations. However, we generally finance our investments in property, plant and equipment through the use of bank loans, vendor financing, capital markets and other forms of financing.

Cash Flows Used in Investing Activities

Investing activities used net cash of R$2,988 million in 2009, R$1,854 million in 2008 and R$1,759 million in 2007.

During 2009, investing activities for which we used cash primarily consisted of (1) escrow deposits of R$1,476 million, primarily related to provisions for labor, taxes and civil contingencies, and (2) investments of R$1,398 million in additions to property, plant and equipment, primarily related to the expansion of our data communications network and the implementation of regulatory projects to meet ANATEL’s requirements, and (3) investments in private debentures issued by Telemar in the amount of R$300 million.

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

Cash Flows from Financing Activities

Financing activities used net cash of R$289 million in 2009, R$307 million in 2008 and R$1,194 million in 2007.

During 2009, our principal sources of borrowed funds consisted of:

•	R$300 million aggregate principal amount borrowed under a credit facility with BNDES that we entered into in December 2009;

•	R$313 million aggregate principal amount borrowed under a credit facility with BNDES that we entered into in November 2006.

During 2009, we used cash (1) to pay dividends and interest on shareholders’ equity in the aggregate amount of R$275 million, and (2) to repay R$771 million of our outstanding long-term indebtedness.

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

Indebtedness and Financing Strategy

At December 31, 2009, our total outstanding indebtedness on a consolidated basis, excluding swap adjustments, was R$4,443 million, consisting of R$870 million of short-term indebtedness, all of which represented current portion of long-term indebtedness (or 19.6% of our total indebtedness), and R$3,573 long-term indebtedness (or 80.4% of our total indebtedness).

On a consolidated basis, excluding swap adjustments, our real-denominated indebtedness at December 31, 2009 was R$3,911 million (88.0% of our total indebtedness), and our foreign currency-denominated indebtedness was R$532 million (12.0% of our total indebtedness). At December 31, 2009, our real-denominated indebtedness bore interest at an average rate of 11.67% per annum, and our foreign currency denominated indebtedness bore interest at an average rate of 10.47% per annum for loans denominated in U.S. dollars, 2.48% per annum for loans denominated in Japanese Yen, and 9.75% for loans bearing interest at rates linked to the Cesta de Moedas. At December 31, 2009, 92.1% of our debt bore interest at floating rates, including the effect of swap operations.

Our financing strategy has been to continue to extend the average maturity of our outstanding indebtedness, including by repaying short-term debt with the proceeds of long-term loans and long-term debt securities, to increase our liquidity levels, and improve our strategic, financial and operational flexibility. Our financing strategy over the next several years involves reducing our leverage and maintaining adequate liquidity and a debt maturity profile that is compatible with our anticipated cash flow generation and anticipated capital expenditures. In addition, we do not expect our capital expenditures to affect adversely our debt leverage ratios or our disciplined approach to capital allocation.

Short-Term Indebtedness

Our consolidated short-term debt, consisting of the current portion of long-term loans and financings and debentures, was R$870 million at December 31, 2009. Under our financing policy, we generally do not incur short-term indebtedness, as we believe that our cash flows from operations generally will be sufficient to service our current liabilities.

Long-Term Indebtedness

The following table sets forth selected information with respect to our principal outstanding long-term debt instruments at December 31, 2009.

Instrument	Outstanding Principal Amount		Final Maturity
Debentures	R$	1,080 million	June 2013
9.375% notes due 2014	US$	200 million	February 2014
BNDES credit facilities:
2004 credit facility:
TJLP loans	R$	255 million	February 2011
Cesta de Moedas loans	R$	38 million	April 2011
2006 credit facilities:
A loans	R$	1,826 million	May 2014
B loans	R$	49 million	May 2014
2008 loan agreement	R$	260 million	September 2017
2009 credit facility:
Floating-rate loans	R$	275 million	December 2018
Fixed-rate loans	R$	25 million	December 2018
Syndicated loan		¥6,472 million	March 2011
Financing agreement	R$	80 million	August 2014

Some of our debt instruments require that we comply with financial covenants, the most restrictive of which are as follows:

•	Consolidated debt to consolidated EBITDA for the prior 12-month period less than or equal to 3.50 to 1.0 at the end of each fiscal quarter until maturity;

•

Consolidated EBITDA for the prior 12-month period to consolidated interest expense for the prior 12-month period greater than or equal to 2.25 to 1.0 at the end of each fiscal quarter until maturity; and

•	Consolidated debt to consolidated debt plus shareholders’ equity less than or equal to 0.60 to 1.0 at the end of each fiscal quarter until maturity.

As the result of Telemar’s acquisition of control of our company in January 2009, we changed our criteria for estimating probable losses in connection with labor proceedings and the recognition of tax credits for the Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços), or ICMS (a state value-added tax on sales and services), in order to align our policies with those of Telemar. These changes resulted in our recording additional provisions for labor proceedings and tax proceedings in 2009 in the amount of R$334 million and R$387 million, respectively, in the second quarter of 2009.

In addition, as the result of certain judicial decisions in 2009, we have reclassified the probability of loss in certain civil proceedings involving Companhia Riograndense de Telecomunicações, or CRT, the leading fixed-line telecommunications service company in the State of Rio Grande do Sul that we acquired in July 2000, from possible to probable. With the assistance of our internal and external legal advisors, we revised our estimate of the amount of provisions for civil contingencies in connection with the financial participation agreements entered into in connection to the expansion plans of CRT, considering aspects of the process we use to estimate the amount of provisions for civil contingencies related to the dates and discussions that guided the final decisions of the proceedings, as well as the use of statistical criteria to estimate the amount of the provisions for contingencies. As a result, the provision for civil contingencies in connection with the financial participation agreements entered into in connection to the expansion plans of CRT was increased by R$2,325 million. For additional information regarding these suits, see “Item 8. Financial Information—Legal Proceedings—Civil Claims.”

As a result of these adjustments in our provision for contingencies, we did not comply with certain covenants set forth in (1) our debentures as of June 30, 2009, and (2) our debt instrument guaranteed by The Japan Bank of International Cooperation, or JBIC, as of June 30, 2009, September 30, 2009, December 31, 2009 and March 31, 2010. Under each of these debt instruments the creditor has the right to accelerate the debt if, at the end of any fiscal quarter, we are not in compliance with the covenants containing these ratios.

In anticipation of our failure to achieve the EBITDA to financial expenses ratio set forth in our debentures, in July 2009 we sought and obtained from the holders of our debentures modifications of the covenants contained in our debentures to reduce the EBITDA to financial expenses ratio from 1.95 to 0.95 effective June 30, 2009 and for subsequent fiscal quarters to and including the fiscal quarter ending on June 30, 2010. Following our subsequent review of the process we use to estimate the amount of provisions for civil contingencies in connection with the financial participation agreements entered into in connection to the expansion plans of CRT and because we believed that the additional provision to be recorded in the second quarter of 2009 as a result of this review would result in our failure to achieve the EBITDA to financial expenses ratio set forth in the amended covenants set forth in our debentures, in March 2010 we sought and obtained from the holders of our debentures modifications of the covenants contained in our debentures to eliminate our obligation to comply with the reduced EBITDA to financial expenses ratio for the fiscal quarter ended on June 30, 2009 and for subsequent fiscal quarters to and including the fiscal quarter ending on June 30, 2010. Because we believe that the additional provisions that we have recorded are not recurring events therefore will not affect our EBITDA as calculated under our debentures for periods after March 31, 2010, we believe that we will comply with the covenants under our debentures for foreseeable future periods.

In anticipation of our failure to achieve the consolidated EBITDA to consolidated interest expense ratio set forth in our debt instrument guaranteed by JBIC, we sought and obtained waivers of our non-compliance with this ratio as of June 30, 2009, September 30, 2009, December 31, 2009 and March 31, 2010. Because we believe that the additional provisions that we have recorded are not recurring events therefore will not affect our EBITDA as calculated under our debt instrument guaranteed by JBIC for periods after March 31, 2010, we believe that we will comply with the covenants contained in our debt instrument guaranteed by JBIC for foreseeable future periods.

Our debt instruments with BNDES also include financial covenants. Prior to November 2009, these covenants required our company to maintain certain financial ratios, which were measured on a semiannual basis in June and December. Noncompliance with these covenants for two consecutive semiannual periods would have constituted a default under these agreements. As of June 30, 2009, we were not in compliance with the EBITDA to Financial Expenses ratio contained in these agreements as a result of the recognition of additional provisions for contingencies described above. Because it was probable that we would not comply with this covenant on December 31, 2009, we sought and obtained a waiver from BNDES relating to the June 30 and December 31, 2009 non-compliance. As a result of amendments to these debt instruments in November 2009, the financial ratios contained in those covenants are measured based on the financial statements of Tele Norte Leste Participações S.A., or TNL, our parent company. These covenants require TNL to maintain certain financial ratios, which are measured on a semiannual basis in June and December. Noncompliance with these covenants for two consecutive semiannual periods will constitute a default under these agreements. As of December 31, 2009, based on the financial statements of TNL, we were in compliance will all financial covenants included in our debt instruments with BNDES and we believe that we will comply with all financial covenants contained in our debt instruments with BNDES for foreseeable future periods.

The instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses and the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness.

At December 31, 2009, all of our indebtedness to BNDES was secured by pledges of certain of our accounts receivable.

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

As of December 31, 2009, the aggregate principal amount outstanding under the loans bearing interest based on the TJLP rate was R$255 million and the aggregate principal amount outstanding under the loans bearing interest based on the Cesta de Moedas rate was R$38 million.

2006 Credit Facility

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

Each tranche disbursed under this credit facility consists of (1) a loan that bears interest at the TJLP rate plus 4.3% per annum, which is currently payable monthly in arrears, and (2) a loan that bears interest at the TJLP rate plus 2.3% per annum, which is currently payable monthly in arrears. The outstanding principal amount of each of these loans is payable in 60 equal monthly installments commencing in June 2009.

As of December 31, 2009, the aggregate principal amount outstanding under the loans bearing interest at the TJLP rate plus 4.3% was R$1,826 million and the aggregate principal amount outstanding under the loans bearing interest at the TJLP rate plus 2.3% was R$49 million.

2008 Loan Agreement

In February 2008, Brasil Telecom Mobile entered into a loan agreement with BNDES under which BNDES disbursed a loan in the principal amount of R$260 million. The proceeds of this loan agreement were used to fund our investment in the expansion and modernization of our wireless network. This loan bears interest at the TJLP rate plus 3.52% per annum, payable quarterly in arrears through September 2010 and monthly in arrears thereafter. The principal amount of this loan is payable in 84 equal monthly installments commencing in October 2010. At December 31, 2009, the outstanding principal amount under this loan was R$260 million.

2009 Credit Facility

In December 2009, Brasil Telecom and Brasil Telecom Mobile entered into credit facilities with BNDES under which BNDES agreed to disburse loans in two tranches in an aggregate principal amount of up to R$1,389 million. The proceeds of the loans under this credit facility are to be used to fund investments in expansion and improvement of our fixed-line and mobile networks and in operational improvements to meet the targets established by ANATEL during the period from 2009 through 2011.

Each tranche disbursed under this credit facility consists of (1) a loan that bears interest at the TJLP rate plus 3.95% per annum, payable quarterly in arrears through December 2011 and monthly in arrears thereafter, and (2) a loan that bears interest at a fixed rate of 4.5% per annum, payable quarterly in arrears through December 2011 and monthly in arrears thereafter. The outstanding principal amount of each of these loans is payable in 84 equal monthly installments commencing in January 2012.

As of December 31, 2009, the aggregate principal amount outstanding under the loans bearing interest at the TJLP rate plus 3.95% was R$275 million and the aggregate principal amount outstanding under the loans bearing interest at 4.5% was R$25 million.

As of December 31, 2009, the aggregate principal amount outstanding under this credit facility was R$300 million.

Syndicated Credit Facility

In March 2004, we entered into a syndicated credit facility under which we were permitted to borrow up to ¥27.5 billion. We borrowed an aggregate amount of ¥21.6 billion under this facility in April 2004. The proceeds of this loan were used to fund our for capital expenditure program for 2003.

The Japan Bank of International Cooperation, or JBIC, has guaranteed the repayment of 97.5% of the principal amount of and interest due on this loan. JBIC receives a fee in the amount of 1.25% per annum of 97.5% of the aggregate principal amount of the loan outstanding from time to time for this guarantee.

The loan under this credit facility bears interest at a rate equal to LIBOR Yen plus 1.92% per annum, payable semiannually in arrears in March and September of each year. The principal amount of this loan is payable in ten equal semi-annual installments commencing in March 2011. At December 31, 2009, the outstanding principal amount under this loan was ¥6,472 million (US$70 million).

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

The loans under this financing agreement bear interest at a rate of 10% per annum, which is currently payable monthly in arrears, with a 15% discount available for timely payment of the interest payments under these loans. The principal amount of these loans are payable in 60 equal monthly installments commencing in September 2009. At December 31, 2009, the outstanding principal amount under this loan was R$80 million.

Off-Balance Sheet Arrangements

We do not currently have any transactions involving off-balance sheet arrangements.

Contractual Commitments

The following table summarizes significant contractual obligations and commitments at December 31, 2009:

	Payments Due by Period
	Less than One Year		One to Three Years		Three to Five Years		More than Five Years		Total
	(in millions of reais)
Loans and financings (1)	R$	859	R$	1,563	R$	692	R$	238	R$	3,352
Debentures (2)		11		1,080		—		—		1,091
Swap adjustments (3)		133		65		—		—		198
Concession fees (4)		—		228		130		385		1,043
Usage rights (5)		99		316		196		98		709
Pension plan contributions		103		310		207		59		679
Capital lease obligations		5		—		—		—		5
Total contractual obligations and commitments	R$	1,210	R$	3,562	R$	1,225	R$	1,080	R$	7,077

(1)	Includes estimated future payments of interest on our loans and financings, calculated based on interest rates and foreign exchange rates applicable at December 31, 2009 and assuming that all amortization payments and payments at maturity on our loans and financings will be made on their scheduled payment dates.
(2)	Includes estimated future payments of interest on our debentures, calculated based on interest rates applicable at December 31, 2009 and assuming that all amortization payments and payments at maturity on our debentures will be made on their scheduled payment dates.
(3)	Includes accrued and unpaid interest as of December 31, 2009.
(4)	Consists of estimated bi-annual fees due to ANATEL under our concession agreements equal to 2.0% of the net operating revenues of Brasil Telecom that are derived from the provision of local fixed-line services (excluding taxes and social contributions) during the immediately preceding year. These estimated amounts are calculated based on our results for the year ended December 31, 2009.
(5)	Consists of payments due to ANATEL for radio frequency licenses. Includes accrued and unpaid interest as of December 31, 2009.

We are also subject to contingencies with respect to tax, civil, labor and other claims and have made provisions for accrued liability for legal proceedings related to certain tax, civil, labor and other claims of R$4,655 million at December 31, 2009, of which we have made judicial deposits of R$2,781 million. See “Item 8. Financial Information—Legal Proceedings” and note 25 to our audited consolidated financial statements included in this annual report.

U.S. GAAP Reconciliation

Our net loss in accordance with Brazilian GAAP was R$1,143 million in 2009, and our net income was R$1,030 million in 2008 and R$800 million in 2007. Under U.S. GAAP, we would have reported net income of R$4,882 million in 2009, R$1,088 million in 2008 and R$1,046 million in 2007.

Our shareholders’ equity in accordance with Brazilian GAAP was R$11,095 million at December 31, 2009 and R$6,241 million at December 31, 2008. Under U.S. GAAP, we would have reported shareholders’ equity of R$24,246 million at December 31, 2009 and R$9,422 million at December 31, 2008.

The principal differences between Brazilian GAAP and U.S. GAAP that affected our net income in 2009, 2008 and 2007, as well as shareholders’ equity at December 31, 2009 and 2008, are described in note 32 to our audited consolidated financial statements included in this annual report. The major differences relate to the accounting treatment of the following items:

•	capitalized interest;

•	business combinations;

•	pension plan;

•	earnings per share;

•	comprehensive income;

•	predecessor accounting;

•	combination of entities under common control;

•	dividends;

•	presentation of non-controlling interest;

•	revenue recognition; and

•	segment reporting.

For a discussion of the principal differences between Brazilian GAAP and U.S. GAAP as they relate to our financial statements and a reconciliation of net income and shareholders’ equity, see note 32 to our audited consolidated financial statements included in this annual report.

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

The members of our board of directors are elected at general meetings of shareholders for three-year terms and are eligible for reelection. The terms of all current members expire at our annual shareholders’ meeting in 2011. Members of our board of directors are subject to removal at any time with or without cause at a general meeting of shareholders. Although our bylaws do not contain any citizenship or residency requirements for members of our board of directors, the members of our board of directors must be shareholders of our company. Our board of directors is presided over by the chairman of the board of directors, and, in his absence, on an interim basis, by his designated alternate. The chairman of our board of directors is elected at a general meeting of shareholders from among the members of our board of directors, serves for a three-year term and is eligible for reelection.

Our board of directors ordinarily meets once every month and extraordinarily when a meeting is called by the chairman or any two other members of our board of directors. Decisions of our board of directors require a quorum of a majority of the directors and are taken by a majority vote of those directors present.

The following table sets forth certain information with respect to the current members of our board of directors and their alternates.

Name	Position	Member Since	Age
José Mauro Mettrau Carneiro da Cunha	Chairman	February 2009	59
Maxim Medvedovsky	Alternate	February 2009	36
João de Deus Pinheiro de Macêdo	Vice Chairman	February 2009	61
Pedro Jereissati	Alternate	February 2009	31
Eurico de Jesus Teles Neto	Director	February 2009	53
Otávio Marques de Azevedo	Alternate	February 2009	58
José Augusto da Gama Figueira	Director	February 2009	61
João José de Araújo Pereira Pavel	Alternate	February 2009	27
Antonio Cardoso dos Santos (1)	Director	March 2008	59

(1)	Elected by the preferred shareholders.

We summarize below the business experience, areas of expertise and principal outside business interests of our current directors and their alternates.

Directors

José Mauro Mettrau Carneiro da Cunha. Mr. Cunha currently serves as chairman of our board of directors, and he has served as chairman of the board of directors of TNL since April 2007. He has also been an alternate director of TmarPart since April 2008, and was a member of the board of directors of Telemar from December 1999 to July 2002, before he rejoined the board of directors of Telemar, as chairman, in April 2007. Mr. Cunha has held several executive positions at BNDES, and was a member of its board of executive officers from 1991 to 2002. He was the vice president of strategic planning of Braskem S.A. from February 2003 to October 2005, and was a business consultant from November 2005 to February 2007. He was a member of the board of directors of Braskem S.A. from July 2007 to April 2010, Light Serviços de Eletricidade S.A. from December 1997 to July 2000, Aracruz Celulose S.A. from June 1997 to July 2002, FUNTTEL from December 2000 to January 2002, FUNCEX- Fundação Centro de Estudos do Comércio Exterior from June 1997 to January 2002, and Politeno Indústria e Comércio S.A. from April 2003 to April 2005. Mr. Cunha holds a bachelor’s degree in mechanical engineering from Universidade Católica de Petrópolis in Rio de Janeiro and a master’s degree in industrial and transportation projects from Instituto Alberto Luiz Coimbra de Pós-Graduação (COPPE) at Universidade Federal do Rio de Janeiro. He attended the Executive Program in Management at the Anderson School at the University of California in Los Angeles.

João de Deus Pinheiro de Macêdo. Mr. Macêdo currently serves as the vice chairman of our board of directors and is the planning officer of TNL. Mr. Macêdo served as business officer of Telemar Matriz from August 1998 to April 2000, and from May 2000 to September 2001 he served as individual client officer at the Rio de Janeiro branch. From 1985 to 1998, he served as the operations officer at Telecomunicações da Bahia S.A., or Telebahia, and was responsible for customer service, sales, operations and plant maintenance. In 1971, he started his career at Telebahia as supervisor of implementation and maintenance. At Telebahia, he managed the equipment division, the department of capital operations and the department of marketing and services. Mr. Macêdo holds a bachelor’s degree in electric and electronic engineering from Universidade Federal da Bahia (UFBA). He attended a course in Transmission Systems (NEC Corp. and OKI Electric Industry Co., Ltd. – Japan), Digital Switching (Nippon Telegraph & Telephone Corp. – Japan) and Quality Management (Japan).

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

José Augusto da Gama Figueira. Mr. Figueira currently serves as an alternate member of our board of directors. He has served as a director of TmarPart since April 2008, an executive officer of TmarPart since June 1999, an alternate director of TNL since March 2007, and an alternate director of Telemar since 2002. He previously served as an alternate member of TNL’s board of directors from April 2003 to March 2004. He has also served as president of Instituto Telemar since August 2001. He was an executive officer of Pegasus, a company in the Andrade Gutierrez Group, from July 1997 to August 1999, and a member of the fiscal council of Telecomunicações do Espírito Santo S.A., Telecomunicações do Piauí S.A. and Telecomunicações do Amazonas S.A. from April to December 1999. He holds a bachelor’s degree in electrical engineering from the Universidade do Estado do Rio de Janeiro and an MBA from Fundação Getulio Vargas (FGV).

Antonio Cardoso dos Santos. Mr. Cardoso was elected to our board of directors as a nominee of our preferred shareholders in March 2008. He was a member of the board of directors of Telemig Celular S.A. from 2004 until 2007, a member of the board of directors of Amazônia Celular from 2004 to 2007, a member of the board of directors of Telecomunicações do Pará S.A. in 2001 and a member of the board of directors of Telecomunicações de Santa Catarina S.A. in 1999. Mr. Cardoso has also served as a member of the fiscal council of Companhia Telefônica Melhoramento e Resistência, Telecomunicações do Paraná S.A., Telecomunicações da Bahia S.A., Telecomunicações do Mato Grosso S.A., Telecomunicações de Rondônia S.A., Telecomunicações do Piauí S.A., Telecomunicações do Rio Grande do Norte S.A., Telecomunicações de Goiás S.A., Telecomunicações de Brasília S.A. and CRT. Mr. Cardoso received a bachelor’s degree in business administration from São Paulo Superior School of Business Administration and holds a Latu Sensu Graduate degree in Business Management from Associação de Ensino Unificado do Distrito Federal (AEUDF).

Alternate Directors

Maxim Medvedovsky. Mr. Medvedovsky currently serves as an alternate member of our board of directors, and he has served as the administrative officer of Grupo Oi since January 2009. Mr. Medvedovsky was the officer responsible for the shared services center of Grupo Oi from March 2006 to December 2008, the officer responsible for relations with service providers of Telemar from 2004 to 2006, and the officer responsible for interconnection and roaming of Oi from 2001 to 2004. He started at Telemar in September 1998 as corporate planning manager. Mr. Medvedovsky worked on the privatization process of Sistema Telebrás at Banco Patrimônio / Salomon Brothers, and was responsible for the appraisal of TNL. He also previously served as telecommunications analyst at Banco Patrimônio in 1998 and as telecommunications analyst and resources manager of Banco Icatu from 1994 to 1998. Mr. Medvedovsky holds a bachelor’s degree in Electric Engineering from Pontifícia Universidade Católica – Rio de Janeiro and an MBA from Fundação Dom Cabral (FDC) and FGV.

Pedro Jereissati. Mr. Jereissati currently serves as an alternate member of our board of directors. He has also served as a member of the board of directors of TmarPart since April 2006, chief executive officer and investor relations officer of TmarPart since April 2008, a member of the board of directors of TNL since April 2008 and an alternate director of Telemar since 2002. Mr. Jereissati has also served as an officer of Instituto Telemar since April 2004. He has been a member of the board of directors of Iguatemi Empresa de Shopping Centers S.A. since January 2007, Jereissati Participações S.A. since April 2008, Contax Participações S.A. since April 2006, and was a member of the board of directors of Pegasus Telecom from August 2000 to December 2002. Mr. Jereissati joined the Jereissati Group in 1995 and worked in the operational area in Empresa de Shopping Centers S.A. He served as the new business director of Jereissati Participações S.A. from April 2001 until June 2006, and as chief financial officer of Iguatemi Empresa de Shopping Centers S.A. until April 2008. Mr. Jereissati has served as an executive officer of L.F. Tel S.A. or L.F. Tel, and La Fonte Telecom since May 2006. Mr Jereissati is a member of the board of director of CTX Participações S.A. and Privatinvest Participações S.A. Mr. Jereissati holds a bachelor’s degree in business administration from Fundação Armando Álvares Penteado and has an MBA from the Kellogg School of Management at Northwestern University.

Otávio Marques de Azevedo. Mr. Azevedo currently serves as an alternate member of our board of directors. He has also served as a member of the board of directors of TmarPart since October 2004 and the chairman of the board of directors of TmarPart since April 2008, a member of the board of directors of TNL since October 2003 and its chairman from October 2003 to October 2004, and an alternate director of Telemar since 2002. Mr. Azevedo is an electrical engineer with extensive experience in the Brazilian telecommunications industry. He has served as the chief executive officer of AG Telecom Participações S.A., or AG Telecom, since April 2008 and has served as president of Grupo Andrade Gutierrez S.A. and Andrade Gutierrez Telecomunicações Ltda. since 1993. Mr. Azevedo was the chairman of ANATEL’s consulting board from February 2001 to February 2002. He served as an executive vice president of TNL from August 1998 to February 1999 and was responsible for the implementation of TNL’s first business plan. He was the vice president of Telebrás S.A. from 1991 to 1993. Mr. Azevedo is the president of the board of director of CTX Participações S.A, Privatinvest Participações S.A and Alium Participações S.A. and a member of the board of directors of Telemar and Contax Participações.Mr. Azevedo holds a bachelor’s degree in electrical engineering from Pontifícia Universidade Católica de Minas Gerais.

João José de Araújo Pereira Pavel. Mr. Pavel currently serves as an alternate member of our board of directors, and he has served as an alternate member of the board of directors of TNL since May 2008 and an alternate member of the board of directors of Telemar since May 2008. He joined the Grupo Andrade Gutierrez in December 2003 in the investment area and became a manager of financial projects in August 2006. He worked at Light S.A. as manager of financial projects from August 2006 to April 2008 following the Andrade Gutierrez Group’s investment in Light S.A. in 2006. He returned to the investment area of Grupo Andrade Gutierrez in May 2008. He holds a bachelor’s degree in economics from Instituto Brasileiro de Mercado de Capitais (IBMEC) in Rio de Janeiro.

Executive Officers

Our board of executive officers is our executive management body. Our executive officers are our legal representatives and are responsible for our internal organization and day-to-day operations and the implementation of the general policies and guidelines established from time to time by our board of directors.

Our bylaws require that the board of executive officers consist of between five and nine members, including a chief executive officer. Each officer is responsible for business areas that our board of directors assigns to them. The members of our board of executive officers, other than our chief executive officer have no formal titles (other than the title of executive officer or “Diretor”), although the board of directors may assign specific attributions, such as chief financial officer, investor relations officer and chief operating officer.

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

The following table sets forth certain information with respect to the current members of our board of executive officers.

Name	Position	Date Elected/ Appointed	Age
Luiz Eduardo Falco Pires Corrêa	Chief Executive Officer	January 2009	48
Alex Waldemar Zornig	Chief Financial Officer and Investor Relations Officer	January 2009	51
João Francisco da Silveira Neto	Executive Officer	March 2010	46
Júlio Cesar Pinto	Executive Officer	January 2009	58

Summarized below is information regarding the business experience, areas of expertise and principal outside business interests of our current executive officers.

Luiz Eduardo Falco Pires Corrêa. Mr. Falco has been our chief executive officer since January 2009. Mr. Falco has served as the chief executive officer of TNL since October 2002, a member of the board of directors of Telemar since June 2006 and the chief executive officer of Telemar since June 2006. He worked for TAM S.A. from March 1982 to September 2001 in several capacities, including production manager, technology officer and as vice president of marketing and sales. Mr. Falco holds a bachelor’s degree in aviation engineering from Instituto Tecnológico da Aeronáutica (ITA) and has completed continuing education courses in marketing and finance at FGV.

Alex Waldemar Zornig. Mr. Zornig has been our chief financial officer and investor relations officer since January 2009. Mr. Zornig has served as the chief financial officer and investor relations officer of TNL since November 2008 and the chief financial officer and investor relations officer of Telemar since November 2008. He began his career at PriceWaterhouse where he worked for 14 years (including three years in London) and last served in the capacity of an officer. He served as chief financial officer – head of corporate administrative services at BankBoston, where he worked for 13 years (including two years in Boston). He served as an officer at Banco Itaú from May 1993 to August 2007. Prior to joining our company, Mr. Zornig was an executive vice president at Banco Safra, where he was in charge of all support areas of the bank from September 2007 to November 2008. Mr. Zornig holds a bachelor’s degree in accounting from the Universidade de São Paulo, an MBA from FGV and a post-graduate degree from the London Business School.

João Francisco da Silveira Neto. Mr. Silveira Neto has been one of our executive officers since March 2010. Mr. Silveira Neto has been market director of the Telemar group since 2009 and was retail and marketing manager of Oi from 2004 to 2009. He began working in 2002 for the Telemar group as corporate manager. Mr. Silveira Neto has held positions at several large corporations, including marketing and sales manager at Hewlett Packard, General Manager of Casa Centro and Inacom do Brasil and President of Supermercados ABC. He holds a bachelor’s degree in mechanical engineering from ITA and a post-graduate degree in accounting from FGV in São Paulo.

Julio Cesar Pinto. Mr. Pinto has been one of our executive officers since January 2009. Mr. Pinto has served as an executive officer of TNL and the officer responsible for TNL’s internal audit function since 2002, an executive officer of Telemar June 2006 and a member of the board of directors of Telemar from 2002 to April 2009. Mr. Pinto has held several positions in the financial areas of large companies including MRS Logística S.A., ATL — Algar Telecom Leste S.A. (Claro), Globex Utilidades S.A., Aracruz Celulose S.A., Xerox do Brasil S.A. and Minerações Brasileiras Reunidas S.A. He holds a bachelor’s degree in accounting from the Faculdade Morães Júnior, and he completed several courses in the United States, including the Stanford University Financial Management Program, the Xerox Corporation Middle Management Program and the Bourse Game for Citibank N.A.

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

The following table sets forth certain information with respect to the current members of our fiscal council and their alternates.

Name	Position	Member Since	Age
Aparecido Carlos Correia Galdino	Member	February 2009	58
Sidnei Nunes	Alternate	February 2009	49
Éder Carvalho Magalhães	Member	February 2009	40
Sergio Bernstein	Alternate	February 2009	72
Allan Kardec de Melo Ferreira	Member	February 2009	62
Dênis Kleber Gomide Leite	Alternate	February 2009	63
Marcos Duarte dos Santos (1)	Member	April 2010	39
Carlos Eduardo Parente de Oliveira Alves (1)	Alternate	April 2010	32

(1)	Elected by the preferred shareholders.

We summarize below the business experience, areas of expertise and principal outside business interests of the current members of our fiscal council and their alternates.

Fiscal Council Members

Aparecido Carlos Correia Galdino. Mr. Galdino currently serves as a member of our fiscal council, and he has served as a member of the fiscal council of TmarPart since April 2008 and an alternate member of the fiscal council of TNL since April 2009. He joined the Jereissati Group in 1971 and has been managing officer and investor relations officer of Jereissati Participações S.A. since April 1990. He has served as the chief financial officer of La Fonte Participações S.A. since April 1990, and has been a member of the board of directors of L.F. Tel S.A. since February 2008, Iguatemi Empresa de Shopping Centers S.A. since July 2008 and La Fonte Telecom S.A. since April 1991. He has served as a member of the fiscal council of Contax Participações S.A. since April 2008, as a member of the fiscal council of Tele Norte Celular Participações S.A. from May 2008 to present and as a member of the fiscal council of Amazônia Celular S.A. from May 2008 to March 2009. Mr. Galdino holds a bachelor’s degree in business administration from Faculdades Integradas Princesa Isabel.

Éder Carvalho Magalhães. Mr. Magalhães serves as a member of our fiscal council. Since 1995, Mr. Magalhães has been directly responsible for the accounting of all companies of the Grupo Andrade Gutierrez. In January 2002, he also became an officer of the real estate division of Grupo Andrade Gutierrez. He previously served as the controller of Fiat Finanças Brasil Ltda. from 1993 to 1995. Mr. Magalhães began his career as a trainee at PriceWaterhouse in 1987, and served as audit supervisor from 1992 to 1993. Mr. Magalhães holds a bachelor’s degree in accounting from Instituto Cultural Newton Paiva Ferreira and an MBA from IBMEC.

Allan Kardec de Melo Ferreira. Mr. Ferreira currently serves as a member of our fiscal council. He has also served as an alternate member of the fiscal council of TmarPart since April 2006 and a member of the fiscal council of TNL since April 2002. From 1971 to 1993, he was an in-house counsel with Construtora Andrade Gutierrez. His current activities include management consultancy services to a number of companies in the civil, commercial and tax areas, participation in corporate restructuring processes (mergers, spin-offs, disposals, sale of assets) of the telecommunications companies of the Andrade Gutierrez Group and in several bidding processes conducted by the Minas Gerais Roads Department (Departamento de Estrada de Rodagem de Minas Gerais), the Belo Horizonte Traffic Department (Empresa de Transporte e Trânsito de Belo Horizonte), the Ministry of Communications, the National Road Department (Departamento Nacional de Estradas de Rodagem) and ANATEL. He holds a degree in law from Pontifícia Universidade Católica de Minas Gerais, in addition to having participated in several extension courses in foreign trade, in particular export services, at Fundação Centro de Comércio Exterior, FDC, Foreign Trade Ministry, and Construtora Andrade Gutierrez.

Marcos Duarte dos Santos. Mr. Duarte currently serves as a member of our fiscal council as a nominee of our preferred shareholders. He has served as a member of the fiscal council of Telemar since April 2007. Mr. Duarte was a vice president and fixed income trader at CSFB – Garantia from 1997 to 1998, a vice president for Bankers Trust Company in New York from 1996 to 1997, and a vice president for Bankers Trust Company in Rio de Janeiro from 1994 to 1996. He served as a member of the fiscal councils of Tele Norte Celular S.A., Tele Ceará S.A. and Tele Espírito Santo S.A. from 2001 to 2002. He holds a bachelor’s degree in production engineering from the Universidade Federal do Rio de Janeiro.

Alternate Fiscal Council Members

Sidnei Nunes. Mr. Nunes currently serves as an alternate member of our fiscal council, has served as an alternate member of the fiscal council of TNL since April 2007, an alternate member of the fiscal council of TmarPart since April 2008 and an alternate member of the fiscal council of Telemar since April 2007. He has been managing officer of Jereissati Participações S.A. since April 2008, chief financial officer of La Fonte Telecom S.A. since April 2008 and managing officer of L.F. Tel since April 2006. Mr. Nunes has served as a member of the boards of directors of Iguatemi Empresa de Shopping Centers S.A. since April 2006, L.F. Tel since April 2006, and Grande Moinho Cearense S.A. since April 2005. Mr. Nunes is a financial officer and controller of several companies of the Jereissati Group since September 1995. Mr. Nunes holds bachelor’s degrees in business administration and accounting from the Faculdade de Administração Paulo Eiró and an MBA from the University of São Paulo.

Sérgio Bernstein. Mr. Bernstein currently serves as an alternate member of our fiscal council. He has also served as a member of the fiscal council of TNL since April 2007 and a member of the fiscal council of Telemar since April 2008. He has served as an alternate member of the board of directors and vice president of Jereissati Participações S.A. from 1990 to 2007. Mr. Bernstein is a civil engineer and has extensive experience serving as an officer of Brazilian companies. Mr. Bernstein started his career as a trainee in finance at General Electric S.A. in Brazil in 1961 where he held several managerial positions and was elected vice president of finance in 1984. Mr. Bernstein holds a bachelor’s degree in civil engineering from the National School of Engineering in Rio de Janeiro.

Denis Kleber Gomide Leite. Mr. Leite currently serves as an alternate member of our fiscal council, and he has served as a member of the fiscal council of TmarPart since April 2006, an alternate member of the fiscal council of TNL since April 2002 and an alternate member of the fiscal council of Telemar since April 2009. Mr. Leite served as a member of the board on economic matters for the commercial trade association of the State of Minas Gerais

(Conselho de v.c. Assuntos Econômicos da Associação Comercial de Minas Gerais) from October 1993 up to December 1998; the infrastructure board of the National Industry Confederation in Brazil (Conselho de Infraestrutura da CNI — Confederação Nacional da Indústria) from October 1993 up to December 1998; the commission for technical and political matters of TELEXPO from October 1993 up to December 1998; and the São Paulo Chamber of Telecommunications and Information Technology Chamber (Câmara Paulista de Telecomunicações e Informática) from October 1993 up to December 1998. He has professional experience in commercial, general, financial and human resources administration, and he has held senior management positions in the following companies: Cia. de Tecnologia da Informação do Estado de Minas Gerais; Sociedade Mineira de Engenheiros; Fertilizantes Fosfatados — Fosfértil — Grupo Petrobrás Fertilizantes; Federação das Indústrias de Minas Gerais; and Instituto Horizontes e Instituto Brasileiro para o Desenvolvimento das Telecomunicações. Mr. Leite holds a degree in law from the Universidade Federal de Minas Gerais, a degree in business administration from the União de Negócios e Administração and a master’s degree in financial administration from the FGV.

Carlos Eduardo Parente de Oliveira Alves. Mr. Alves currently serves as an alternate member of our fiscal council as a nominee of our preferred shareholders. He has worked at Polo Capital as an analyst and variable income manager in the electricity, paper and cellulose, oil, petrochemical and transportations sectors since 2003. Between 2000 and 2003 he worked at Banco UBS as an analyst for the Latin America electricity and sanitation sector. Mr. Alves holds a bachelor’s degree in production engineering from Pontíficia Universidade Católica do Rio de Janeiro.

Corporate Risk Management

In January 2009, TNL adopted a Risk Management and Internal Controls Methodology and Policy and established a risk management office to implement and monitor this policy, which was designed to enhance our practices relating to corporate governance, risk and controls. The creation of this office enabled the implementation and cultural dissemination of a risk management and internal controls methodology, consistent with international standards such as the Committee of Sponsoring Organizations of the Treadway Commission, or COSO, ERM (Enterprise Risk Management) and ISO 31000.

This corporate risk management system provides to the managers an interactive tool for the management of risks and controls inherit in our business processes, assisting them in decision making, in achieving established goals, in loss prevention and in the safeguarding of assets.

TNL has worked to expand the scope of risk management and internal controls throughout our company through an integrated approach with its board of executive officers, allowing our company to make decisions based on the key risks and opportunities of our business.

During 2009, TNL’s risk management office identified and assessed risk factors inherent to our business processes, enabling managers responsible for those processes to strengthen the infrastructure of controls through actions to mitigate and reduce likely impacts.

Among the actions planned for 2010 to improve our management of risks and internal controls is the development of a mathematical model to calculate the quantitative impacts inherit to the risks of our company to enable us to increase the accuracy of our information processes and the transparency and safety of our strategic decision making processes.

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

The aggregate compensation paid by us to all members of our board of directors, board of executive officers and our fiscal council for services in all capacities was R$35 million in 2009. This amount includes pension, retirement or similar benefits for our officers and directors. On April 27, 2010, our shareholders (acting at the annual shareholders’ meeting) established the following compensation for the year 2010:

•	board of directors: an aggregate limit of R$187,740;

•	board of executive officers: an aggregate limit of R$1,043,000, not including possible amounts paid as benefits, representation allowance or profit sharing; and

•	each regular member of our fiscal council: R$2,500 per month, plus travel and lodging expenses (the statutory minimum set forth in the Brazilian Corporation Law and in our bylaws).

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

Program B

Under Program B, we granted options to purchase preferred shares of our company. The exercise price of these options was established by a managing committee based on the market price of our preferred shares on the date of the grant of the option and is adjusted by the IGP-M between the agreement execution date and the payment date.

The remaining outstanding options granted under Program B are exercisable until December 31, 2011. Information related to outstanding options under Program B is summarized below:

	2008		2009
	Preferred share options	Average exercise price (in reais)	Preferred share options	Average exercise price (in reais)
Opening balance	256,855	16.88	79,512	19.04
Exercised options	(162,084)	17.01	—	—
Cancelled options	(15,259)	17.60	(47,869)	18.96

Closing balance	79,512	19.04	31,643	18.87

As of December 31, 2009, the premiums on these options payable to our company, calculated under the Black-Scholes method on the date of grant, would be approximately R$88,000 assuming all outstanding options will be fully exercised. As a result of the departure of four executives in early 2009, 15,259 of the preferred share options outstanding as of December 31, 2008 were canceled.

For more information on our stock option plans, see notes 26(c) and 32(j) to our audited consolidated financial statements included in this annual report.

Employees

As of December 31, 2009, we had a total of 3,619 employees. All of our employees are employed on a full-time basis, divided into the following functions: network operations, sales and marketing, information technology, call center operations, support areas and authorized agents.

The table below sets forth a breakdown of our employees by main category of activity and geographic location as of the dates indicated:

	As of December 31,
	2007	2008	2009
Number of employees by category of activity:
Plant operation, maintenance, expansion and modernization	2,340	2,162	1,468
Sales and marketing	2,095	2,141	1,328
Call center operations	10,860	14,064	—
Support areas	1,309	1,434	823
Authorized agents	165	650	—

Total	16,769	20,451	3,619

Number of employees by geographic location:
Goiás	4,138	6,779	212
Paraná	4,814	5,273	410
Federal District	2,175	2,377	605
Santa Catarina	1,997	2,107	290
Mato Gross do Sul	1,885	2,088	140
Rio Grande do Sul	685	682	466
São Paulo	527	587	497
Mato Grosso	229	226	147
Rondônia	152	156	91
Tocantins	56	57	35
Acre	42	43	24
Rio de Janeiro	39	42	636
Minas Gerais	7	8	23
Ceará	2	2	1
United States, Venezuela and the Bermuda Islands	21	24	41

Total	16,769	20,541	3,619

We negotiate separate collective bargaining agreements with the local unions in each of the states in Region II for our company and each of our subsidiaries operating in such states. New collective bargaining agreements with these unions are negotiated every year. We maintain good relations with each of the unions representing our employees. As of December 31, 2009, approximately 15% of our employees were members of state labor unions associated either with the National Federation of Telecommunications Workers (Federação Nacional dos Trabalhadores em Telecomunicações), or Fenattel, or with the Interstate Federation of Telecommunications Workers (Federação Interestadual dos Trabalhadores em Telecomunicações), or Fittel. Some employees in particular job categories are affiliated with other unions specific to such categories. We have never experienced a strike that had a material effect on our operations.

Employee Benefits

Pension Benefit and Retiree Welfare Plans

Fundaçao Sistel (PBS-A Plan)

Sistel is a not-for-profit private pension fund created by Telebrás in November 1977 to supplement the benefits provided by the federal government to employees of the former Telebrás System. Since the privatization of Telebrás, the Sistel Benefits Plan (Plano de Benefícios da Sistel – Assistidos), or PBS-A plan, a defined benefit plan, has been sponsored by the fixed-line telecommunications companies that resulted from the privatization of Telebrás, including our company. The PBS-A plan is self-funded and has been closed to new members since January 2000. Contributions to the PBS-A plan are contingent on the determination of an accumulated deficit and we are jointly and severally liable, along with other fixed-line telecommunications companies, for 100% of any insufficiency in payments owed to members of the PBS-A plan.

As of December 31, 2009, the PBS-A plan had a surplus of R$2,300 million and we were not required to make contributions to the PBS-A plan in 2007, 2008 or 2009.

Fundaçao Sistel (PAMA Plan and PCE Plan)

Since the privatization of Telebrás, the Medical Assistance Plan to the Retired (Plano de Assistência Médica ao Aposentado), or PAMA, a health-care plan managed by Sistel, has been sponsored by the fixed-line telecommunications companies that resulted from the privatization of Telebrás, including our company. The PAMA plan is defined contribution plan and has been closed to new members since January 2000, other than employees that are covered by the PBS-A plan who have not yet elected to join the PAMA plan.

In December 2003, we and the other telecommunications companies that resulted from the privatization of Telebrás began sponsoring the PCE – Special Coverage Plan, or the PCE plan, a defined contribution plan health-care plan managed by Sistel. The PCE plan is open to employees that are covered by the PBS-A plan who have not yet elected to join the PCE plan. From March to July 2004, December 2005 to April 2006 and June to November 2008, we offered incentives to our employees to migrate from the PAMA plan to the PCE plan. As of December 31, 2009, the PAMA plan had a deficit of R$3 million and we were required to make contributions to the PAMA plan of less than R$1 million in each of 2008 and 2009.

Fundação Atlântico de Seguridade Social (TCSPREV Plan)

In December 1999, we and the other companies that participate in the plans managed by Sistel agreed to withdraw the active participants in these plans and each company agreed to establish its own separate new plan for these participants. In February 2000, we began sponsoring the TCSPREV Plan, a private defined contribution pension plan and settled benefit plan offered to our employees that participated in the PBS-A plan and new employees who were employed by our company after the privatization of the Telebrás System. Approximately 80% of our active employees that were participants in the PBS-A plan migrated to the TSCPREV plan. In March 2005, Fundação 14 de Previdência Privada, or Fundação 14, a private not-for-profit pension fund created by Brasil Telecom Holding in 2004 to manage the TSCPREV plan, began managing the TSCPREV plan. In January 2010, Fundação Atlântico de Seguridade Social, or FASS, a private not-for-profit social security fund manager created by TNL in 2004 to manage Telemar’s pension plans, began managing the TSCPREV plan.

The TCSPREV plan offers three categories of benefits to its members: (1) risk benefits, which are funded according to the defined benefit method; (2) programmable benefits, which are funded according to the defined contribution method; (3) proportional paid benefits, applicable to those employees who migrated to a defined contribution method with their rights reserved as contributors to the defined benefit system. This plan was closed to new participants in March 2003; however, we resumed offering programmable benefits under this plan to new employees beginning in March 2005. We are liable for any deficits incurred by the TCSPREV plan according to the existing proportion of the contributions we make to this plan. As of December 31, 2009, the TCSPREV plan had a surplus of R$119 million and we were not been required to make contributions to the TCSPREV plan in 2007, 2008 or 2009.

Fundação Atlântico de Seguridade Social (Fundador/Alternativo Plan and BrTPREV Plan)

In 2000, as a result of our acquisition of CRT, we assumed liability for retirement benefits to CRT’s employees by means of the creation of the Fundador/Alternativo plan, a defined benefit plan, which is managed by Fundação BrTPREV, a private not-for-profit pension fund created by CRT in 1971 to manage the CRT plans. This plan has been closed to new members since October 2002.

In October 2002, we began sponsoring the BrTPREV plan, a private defined contribution pension plan and settled benefit plan offered to our employees that participated in the Fundador/Alternativo plan and new employees of our company. Approximately 96% of our active employees that were participants in the Fundador/Alternativo plan migrated to the BrTPREV plan. This plan was offered to our new employees from March 2003 to February 2005, when it was closed to new participants. In March 2005, Fundação BrTPREV began managing these plans. In January 2010, FASS began managing the Fundador/Alternativo plan and the BrTPREV plan.

The BrTPREV plan offers three categories of benefits to its members: (1) risk benefits, which are funded according to the defined benefit method; (2) programmable benefits, which are funded according to the defined contribution method; (3) proportional paid benefits, applicable to those employees who migrated to a defined contribution method with their rights reserved as contributors to the defined benefit system. We are liable for any deficits incurred by the Fundador/Alternativo plan or the BrTPREV plan according to the existing proportion of the contributions we make to this plan. As of December 31, 2009, the Fundador/Alternativo plan and the BrTPREV plan had an aggregate deficit of R$687 million, which is being amortized through 2022. Since February 2003, we have been making additional monthly contributions to the Fundador/Alternativo plan and the BrTPREV plan to reduce this deficit. During 2009, we contributed an aggregate of R$161 million to the Fundador/Alternativo plan and the BrTPREV plan, including R$148 million contributed to reduce the deficit.

PAMEC-BrT Plan

We also provide health care benefit for some retirees and pensioners that are members of the TCSPREV plan under the PAMEC-BrT plan, a defined benefit plan. The contributions for the PAMEC-BrT plan were fully paid in July 1998, through a single payment. In November 2007, the assets and liabilities of PAMEC-BrT were transferred from Fundação 14 to us and we began managing the plan. As a result of the transfer, we do not recognize assets to cover current expenses and we fully recognize the actuarial obligations as liabilities. As of December 31, 2009, the PAMEC-BrT plan had a deficit of R$3 million and we were required to make contributions to the PAMEC-BrT plan of less than R$1 million in each of 2008 and 2009.

For more information on our pension benefit and retiree welfare plans, see notes 26 and 33 to our audited consolidated financial statements included in this annual report.

Medical, Dental and Employee Assistance Benefits

We provide our employees with medical and dental assistance, pharmacy and prescription drug assistance, group life insurance and meal, food and transportation assistance. We and our employees cover the costs of these benefits on a shared basis. In 2009, we contributed R$22 million to the medical and dental assistance and medicine plans, R$23 million for the Worker’s Food Program (Programa de Alimentação do Trabalhador), or PAT, and R$7 million to the other benefits programs.

Profit Sharing Plans

Our collective bargaining agreements with several labor unions require us to pay bonuses to employees who reach certain operational targets. As of December 31, 2008, we had provisioned R$99 million to be distributed in bonuses with respect to 2008. As a result of the acquisition of control of our company by Telemar, the profit sharing plan applied to our company has been revised to align this plan with the plan adopted by Telemar. As of December 31, 2009, we had provisioned R$29 million to be distributed in bonuses with respect to 2009.

Education and Training

We contribute to the professional qualification of our employees by offering training for the development of organizational and technical skills. Approximately 15,915 hours of distance education training were offered in 2009 to Brasil Telecom and third-party employees. In order to meet the demand for technical training, we supported our second group of employees pursuing advanced degrees in engineering at the Universidade de Brasília.

In 2009, the Program of MBA Scholarships, administered in conjunction with IBMEC, in Rio de Janeiro and the Federal District of Brasília, provided 106 employees from all over Brazil with scholarships to improve their technical and managerial performance at our company. In 2009, approximately R$6 million was invested in the qualification and training of our employees.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Brasil Telecom has two outstanding classes of share capital: common shares and preferred shares with no par value. Generally, only Brasil Telecom’s common shares have voting rights. Brasil Telecom’s preferred shares have voting rights only in exceptional circumstances.

As of June 28, 2010, Brasil Telecom had 203,423,176 issued common shares and 399,597,370 issued preferred shares, including 13,231,556 preferred shares held in treasury.

At June 28, 2010, we had approximately 1,532,648 shareholders, including 113 U.S. resident holders of our common shares and approximately 183 U.S. resident holders of our preferred shares (including The Bank of New York Mellon, as depositary under our American Depositary Receipt, or ADR, facilities). At June 28, 2010, there were 13,894,543 common shares (including common shares represented by ADSs) and 119,353,102 preferred shares (including preferred shares represented by ADSs) held by U.S. resident holders.

The following table sets forth information concerning the ownership of our common shares and preferred shares at June 28, 2010, by each person whom we know to be the owner of more than 5% of our outstanding common shares and our outstanding preferred shares, and by all of our directors and executive officers as a group. Except for the shareholders listed below, we are not aware of any other of our shareholders holding more than 5% of any class of our share capital. Our principal shareholders have the same voting rights with respect to each class of our shares that they own as other holders of shares of that class.

	Common Shares		Preferred Shares		Total
Name	Number of Shares	%	Number of Shares	%	Number of Shares	%
Coari Participações S.A.	161,990,001	79.6	128,675,049	33.3	290,665,050	49.3
Telemar Norte Leste S.A. (1)	161,990,001	79.6	128,675,049	33.3	290,665,050	49.3
Tele Norte Leste Participações S.A. (2)	161,990,001	79.6	128,675,049	33.3	290,665,050	49.3
Telemar Participações S.A. (3)	161,990,001	79.6	128,675,049	33.3	290,665,050	49.3
Aviva plc (A)	—	—	19,999,878	5.0	19,999,878	3.3
All directors, fiscal council members, their alternates and executive officers as a group (21 persons)	173	*	62,052	*	62,225	*

*	less than 1%

(1)	Represents 161,990,001 common shares and 128,675,049 preferred shares held by Coari. Telemar owns all of the issued and outstanding shares of Coari.
(2)	Represents 161,990,001 common shares and 128,675,049 preferred shares held by Coari. Telemar owns all of the issued and outstanding shares of Coari. TNL owns 97.4% of the common shares and 70.1% of the preferred shares of Telemar, representing 82.0% of the outstanding share capital of Telemar. TNL disclaims ownership of our shares owned by Coari other than with respect to its proportionate interest in these shares.
(3)	Represents 161,990,001 common shares and 128,675,049 preferred shares held by Coari. Telemar owns all of the issued and outstanding shares of Coari. TmarPart owns 53.7% of the common shares of TNL, representing 17.9% of the outstanding share capital of TNL, and 10.0% of the preferred shares of Telemar, representing 5.5% of the outstanding share capital of Telemar. TmarPart disclaims ownership of our shares owned by Coari other than with respect to its proportionate interest in these shares.
(4)	Based on filing of Aviva plc with the SEC on Schedule 13D on April 29, 2010.

Changes in Share Ownership

Closing of the Share Purchase Agreement

On January 8, 2009, Copart 1 acquired all of the outstanding shares of Invitel and 12,185,836 common shares of Brasil Telecom Holding owned by the shareholders of Invitel for an aggregate purchase price of R$5,371 million.

Tender Offers for Common Shares of Brasil Telecom Holding and Brasil Telecom

Under Article 254-A of the Brazilian Corporation Law and CVM Instruction No. 361, of March 5, 2002, as amended, Telemar was required to offer to purchase any and all common shares of Brasil Telecom Holding and our company held by public shareholders as a result of Telemar’s acquisition of control over Brasil Telecom Holding and our company.

On May 22, 2009, (1) Copart 1 announced the commencement of a mandatory tender offer for any and all outstanding common shares of Brasil Telecom Holding at a purchase price of R$61.63 per share (adjusted by the fluctuation in average daily rate of the CDI, from January 8, 2009 until the date payment was made), and (2) Copart 2 announced the commencement of a mandatory tender offer for any and all of our outstanding common shares at a purchase price of R$57.76 per share (adjusted by the fluctuation in average daily rate of the CDI from January 8, 2009 until the date payment was made).

The auctions with respect to these tender offers took place on the BM&FBOVESPA on June 23, 2009. In the auctions, (1) Copart 1 acquired 40,452,227 common shares of Brasil Telecom Holding, representing 30.5% of the outstanding common shares of Brasil Telecom Holding and 11.2% of the outstanding share capital of Brasil Telecom Holding, for an aggregate purchase price of R$2,618 million, and (2) Copart 2 acquired 630,872 common shares of Brasil Telecom, representing 0.3% of the outstanding common shares of Brasil Telecom and 0.1% of the outstanding share capital of Brasil Telecom, for an aggregate purchase price of R$38 million.

Merger of Copart 1 into Brasil Telecom Holding

On July 31, 2009, (1) Invitel merged with and into Solpart, with Solpart as the surviving company, (2) Solpart merged with and into Copart 1, with Copart 1 as the surviving company, and (3) Copart 1 merged with and into Brasil Telecom Holding, with Brasil Telecom Holding as the surviving company. As a result of these mergers, Coari owned 54.7% of the outstanding share capital, including 91.7% of the outstanding voting share capital, of Brasil Telecom Holding.

Merger of Copart 2 into Brasil Telecom

On July 31, 2009, Copart 2 merged with and into Brasil Telecom, with Brasil Telecom as the surviving company. As a result of this transaction, Coari owned 10.9% of the outstanding share capital, including 0.3% of the outstanding voting share capital, of Brasil Telecom.

Merger of Brasil Telecom Holding into Brasil Telecom

On September 30, 2009, the shareholders of Brasil Telecom and Brasil Telecom Holding approved a merger under Brazilian law of Brasil Telecom Holding with and into Brasil Telecom, with Brasil Telecom as the surviving company. In the Brasil Telecom merger:

•

each issued and then outstanding common share of Brasil Telecom Holding (other than any common shares held by shareholders seeking withdrawal of their common shares) was converted automatically into 1.2190981 common shares of Brasil Telecom;

•

each issued and then outstanding preferred share of Brasil Telecom Holding (including preferred shares of Brasil Telecom Holding represented by the Brasil Telecom Holding ADSs) was converted automatically into 0.1720066 common shares of Brasil Telecom and 0.9096173 preferred shares of Brasil Telecom;

•	holders of Brasil Telecom Holding ADSs were entitled to receive 0.860033 Common ADSs of Brasil Telecom and 1.516028 Preferred ADSs of Brasil Telecom for each Brasil Telecom Holding ADS they held; and

•	all issued and then outstanding shares of Brasil Telecom held by Brasil Telecom Holding were cancelled.

As a result of the Brasil Telecom merger, Brasil Telecom Holding ceased to exist and, as of June 28, 2010, Coari owns 49.3% of the total outstanding share capital of Brasil Telecom, including 79.6% of its outstanding voting share capital.

TmarPart

TmarPart has two outstanding classes of share capital: common shares and preferred shares with no par value. Generally, only TmarPart’s common shares have voting rights. TmarPart’s preferred shares have voting rights only in exceptional circumstances.

Certain of TmarPart’s shareholders are parties to shareholders’ agreements that address, among other matters, (1) voting rights at TmarPart shareholders’ meetings, and (2) rights of first refusal and preemptive rights for disposal and purchase. See “—TmarPart Shareholders’ Agreements.”

On April 25, 2008, TmarPart announced that its shareholders had agreed to a restructuring of their holdings of TmarPart. In July 2009, Fiago Participações S.A., or Fiago, one of the shareholders of TmarPart, distributed the shares of TmarPart that it held to PREVI, PETROS, FUNCEF and FASS. On June 17, 2010, BNDESPar conducted an auction of a portion of its common shares of TmarPart over the BM&FBOVESPA, and PETROS and FUNCEF each exercised its respective pre-emptive rights with respect to the sale of these shares. The transfer of these shares from BNDESPar to FUNCEF and PETROS is subject to approval by ANATEL.

The following table sets forth information concerning the ownership of the common shares and preferred shares of TmarPart following the completion of the sale of these shares.

	Common Shares		Preferred Shares		Total
Name	Number of Shares	%	Number of Shares	%	Number of Shares	%
BNDES Participações S.A.	462,234,643	16.9	1,000,000	100	463,234,643	16.9
L.F. Tel S.A.	529,095,885	19.3	—	—	529,095,885	19.3
AG Telecom Participações S.A.(1)	529,095,885	19.3	—	—	529,095,885	19.3
PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil	354,506,325	13.0	—	—	354,506,325	13.0
Fundação Atlântico de Seguridade Social.	314,569,805	11.5	—	—	314,569,805	11.5
FUNCEF – Fundação dos Economiários Federais.	273,688,938	10.0	—	—	273,688,938	10.0
PETROS – Fundação Petrobrás de Seguridade Social	273,688,937	10.0	—	—	273,688,937	10.0

(1)	Represents direct ownership of 352,730,588 common shares owned by AG Telecom and indirect ownership of 176,365,294 common shares held by Luxemburgo Participações S.A., a subsidiary of AG Telecom.

The following is a brief description of the principal shareholders of TmarPart:

BNDES Participações S.A., or BNDESPar, is a subsidiary of BNDES, that offers long-term financing to Brazilian companies to contribute to the country’s development. BNDESPar is dedicated to strengthening the capital structure of private companies in Brazil and developing the capital markets in Brazil in a manner that is consistent with the operational priorities and policies established by BNDES. See “—Related Party Transactions—BNDES Facilities.”

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

PREVI—Caixa de Previdência dos Funcionários do Banco do Brasil, or PREVI, is a private pension entity that manages pension plans for the benefit of the employees of the Bank of Brazil and PREVI’s employees.

Fundação Atlântico de Seguridade Social is a private supplementary pension entity that TNL incorporated in August 2004, and which manages private pension plans for the benefit of the employees of TNL and its subsidiaries.

FUNCEF—Fundação dos Economiários Federais, or FUNCEF, is a private pension entity that manages pension plans for the benefit of the employees of Caixa Econômica Federal, a Brazilian Federal Economic Bank.

PETROS—Fundação Petrobrás de Seguridade Social is a private supplementary pension entity established by Petrobrás, whose objective is to establish, administer and manage the benefit plans of various entities with whom it has entered into advisory agreements.

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

In July 2009, Fiago distributed the shares of TmarPart that it held to PREVI, PETROS, FUNCEF and FASS. As a result of this distribution, Fiago is no longer a shareholder of TmarPart and has no rights under the Global Shareholders’ Agreement. Following this distribution, PREVI holds sufficient voting share capital of TmarPart to designate one member of the board of directors of each of the controlled subsidiaries and his or her alternate, as described below.

Global Shareholders’ Agreement

The initial term of the Global Shareholders’ Agreement expires on the later of April 25, 2048 or the expiration date of the last to expire of the concessions or authorizations held by TmarPart or its subsidiaries. The term of the Global Shareholders’ Agreement may be extended for successive periods of 10 years with the consent of each of the parties thereto.

The parties to the Global Shareholders’ Agreement have agreed to the following provisions with respect to elections of members of the boards of directors and executive officers, and the voting of their shares, of TNL, Telemar, Brasil Telecom Holding and Brasil Telecom and each of TNL’s other subsidiaries that have annual net operating revenues equal to or greater than R$100 million, which we refer to as the controlled subsidiaries:

•	AG Telecom, L.F. Tel, and FASS will together have the right to designate a majority of the members of the board of directors of each of the controlled subsidiaries;

•

Each increment of 9% of the voting share capital of TmarPart held by each of AG Telecom, L.F. Tel, FASS, BNDESPar, PREVI, PETROS and FUNCEF will entitle that party to designate one member of the board of directors of each of the controlled subsidiaries and his or her alternate;

•	PREVI, PETROS and FUNCEF will be entitled to aggregate their shares with BNDESPar to determine their eligibility to exercise the rights described above;

•

AG Telecom, L.F. Tel, FASS, BNDESPar, PREVI, PETROS and FUNCEF will together, through rules outlined in the Global Shareholders’ Agreement, select the chief executive officers of each of the controlled subsidiaries;

•	the chief executive officer of TNL will select the other executive officers of TNL;

•

the chief executive officer of TNL, in conjunction with the chief executive officer of each of the other controlled subsidiaries, will select the other executive officers of that controlled subsidiary;

•	BNDESPar, PREVI, PETROS, and FUNCEF, collectively, have the right to designate one member to the Fiscal Council of each of the controlled subsidiaries; and

•

AG Telecom, L.F. Tel, FASS, BNDESPar, PREVI, PETROS and FUNCEF will hold pre-meetings prior to meetings of shareholders and of the boards of directors of the controlled subsidiaries and will vote their TmarPart shares and instruct their representatives on the these boards of directors to vote in accordance with the decisions made at the pre-meetings.

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

Related Party Transactions

The following summarizes the material transactions that we have engaged in with our principal shareholders and their affiliates in 2009.

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

BNDES Facilities

For a description of our credit facilities with BNDES, see “Item 5. Operating and Financial Review and Prospects—Indebtedness and Financing Strategy—Long-Term Indebtedness.” For other information about these agreements, see note 28 to our audited consolidated financial statements included in this annual report.

Telemar

The Brazilian General Telecommunications Law requires all telecommunications service providers to interconnect their networks with those of other providers on a non-discriminatory basis. As a result, our company, on the one hand, and Telemar and its subsidiaries, on the other hand, make certain interconnection payments to each other on terms established by ANATEL. In 2009, Telemar and its subsidiaries paid an aggregate of R$125.6 million to us and we paid an aggregate of R$57.8 million to Telemar and its subsidiaries related to interconnection payments. See “Item 4. Information on the Company—Our Services—Network Usage Service (Interconnection Services).”

In February 2009, Brasil Telecom Holding subscribed private debentures issued by Telemar. As a result of the merger of Brasil Telecom Holding into our company on September 30, 2009, we became the holders of these debentures. In March 2009, Brasil Telecom Mobile subscribed additional private debentures issued by Telemar. The outstanding principal amount of these debentures is payable at maturity in December 2013. These debentures bear interest at a rate of CDI plus 4.0% per annum, payable with the principal at maturity. At December 31, 2009, the outstanding amount of these debentures was R$1,675 million.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

Legal Proceedings

General

We are a party to certain legal proceedings arising in the normal course of business, including civil, administrative, tax, social security and labor proceedings. We classify our risk of loss in legal proceedings as “remote,” “possible” or “probable,” and we only record provisions for reasonably estimable probable losses, as determined by our management. As of December 31, 2009, the total estimated amount in controversy for those proceedings in respect of which the risk of loss was deemed probable or possible totaled approximately R$6,038 million, and we had established provisions of R$1,873 million as of that date. Our provisions for legal contingencies are subject to monthly monetary adjustments. For a detailed description of our provisions for contingencies, see note 25 to our audited consolidated financial statements included in this annual report.

Tax Proceedings

As of December 31, 2009, the total estimated contingency in connection with tax proceedings against us in respect of which the risk of loss was deemed probable or possible totaled R$2,242 million, and we had recorded provisions of R$463 million and made judicial deposits of R$23 million related to these proceedings.

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

As of December 31, 2009, we deemed the risk of loss as possible with respect to approximately R$709 million of these assessments and had not recorded any provisions in respect of these assessments. As of that date, we had recorded provisions in the amount of R$470 million for those assessments in respect of which we deemed the risk of loss as probable.

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

As of December 31, 2009, we deemed the risk of loss as possible with respect to approximately R$282 million of these assessments and had not recorded any provisions in respect of these assessments. As of that date, we had recorded provisions in the amount of R$10 million for those assessments in respect of which we deemed the risk of loss as probable.

FUST

The FUST is a fund that was established to promote the expansion of telecommunications services to non-commercially viable users. We are required to make contributions to the FUST. Due to a change by ANATEL in the basis for calculation of our contributions to the FUST, we made provisions for additional contributions to this fund. With respect to the calculation of the contribution to the FUST, the Brazilian Association of Fixed-Line Companies (Associação Brasileira das Empresas de Telefonia Fixa) of which we are members, filed a lawsuit to request a review of the applicable legislation.

As of December 31, 2009, we deemed the risk of loss as possible with respect to approximately R$123 million of these assessments and had not recorded any provisions in respect of these assessments. As of that date, we had recorded provisions in the amount of $4 milllion for assessments of the FUST in respect of which we deemed the risk of loss as probable.

Contributions to the INSS

Pursuant to Brazilian social security legislation, companies must pay contributions to the National Social Security Institute (Instituto Nacional do Seguro Social), or INSS, based on their payroll. In the case of outsourced services, the contracting parties must, in certain circumstances, withhold the social contribution due from the third-party service providers and pay the retained amounts to the INSS. In other cases, the parties are jointly and severally liable for contributions to the INSS. Assessments have been filed against us primarily relating to claims regarding joint and several liability and claims regarding the percentage to be used to calculate workers’ compensation benefits and other amounts subject to social security tax.

As of December 31, 2009, we deemed the risk of loss as possible with respect to approximately R$286 million of these assessments and had not recorded any provisions in respect of these assessments. As of that date, we had recorded provisions of less than R$1 million for those assessments in respect of which we deemed the risk of loss as probable.

Civil Claims

As of December 31, 2009, the total estimated contingency in connection with civil claims against us, including ANATEL proceedings, in respect of which the risk of loss was deemed probable or possible totaled R$4,631 million, and we had recorded provisions of R$3,374 million made judicial deposits of R$577 million related to these claims.

Administrative Proceedings

We are subject to administrative proceedings brought by ANATEL, which primarily relate to the establishment of customer service kiosks, the failure to achieve certain goals defined in the General Plan on Universal Service relating to the installation of individual access lines, and compliance with ANATEL rules relating to technical support for wireless internet users. As of December 31, 2009, we deemed the risk of loss as possible with respect to approximately R$156 million of these claims and had not recorded any provisions in respect of these claims. As of that date, we had recorded provisions in the amount of R$201 million for those claims in respect of which we deemed the risk of loss as probable.

Financial Interest Agreement (CRT and Community Telephone Program)

As successor to CRT, which we acquired in July 2000, we are subject to various civil claims. The claims, filed in 1998 and 1999, allege: (1) error in the sale of CRT’s share capital; (2) the illegality of bidding procedure No. 04/98; (3) errors in the calculation of the number of shares offered; (4) procedural nonconformities in the shareholders’ meeting that approved the sale of shares of CRT; and (5) errors in the valuation of the shares of CRT.

We are also a defendant in several claims filed by users of telephone lines in the State of Rio Grande do Sul. Prior to our acquisition of control of CRT in July 2000, CRT entered into financial interest agreements with its fixed-line subscribers. Under these financial interest agreements, customers subscribing to CRT’s fixed-line service had the right to subscribe to a number of CRT shares. The number of shares to be issued to such subscribers was determined based on a formula that divided the cost of the fixed-line subscription by the book value of CRT’s shares.

Beginning in June 1997, certain of CRT’s fixed-line subscribers began to file suits in which they claimed that the calculation used by CRT to arrive at the number of shares to be issued pursuant to the financial interest agreements was incorrect and resulted in the claimants receiving to few shares.

In addition, as successor to Telecomunicações do Mato Grosso do Sul S.A. – Telems, Telecomunicações de Goiás S.A. – Telegoiás and Telecomunicações do Mato Grosso S.A. – Telemat, which were operating companies that Brasil Telecom Holding acquired in the privatization of Telebrás and which were subsequently merged into our company, we are subject to various civil claims in connection with telephone programs (Community Telephone Programs) established in the States of Mato Grosso do Sul, Goiás and Mato Grosso.

In 2009, two court decisions significantly changed the assumptions underlying our estimate of the potential losses relating to these suits.

On March 30, 2009, the Superior Court of Justice ruled that for suits that had yet to be adjudicated, the number of shares to be issued must be calculated using CRT’s balance sheet at the end of the month in which the shares were issued. However, for those lawsuits that have already been adjudicated, the number of shares to be issued must be calculated according to the most recent judicial decision, which, in most of the cases, used the balance sheet at the end of the year prior to the date on which the shares were issued.

On May 28, 2009, a member of the Brazilian Supreme Court published a decision ruling that the financial interest agreements are not subject to a statute of limitations, which resulted in a change in the likelihood of an unfavorable outcome in these pending cases to probable.

As of December 31, 2009, we deemed the risk of loss as possible with respect to approximately R$595 million of these claims and had not recorded any provisions in respect of these claims. As of that date, we had recorded provisions in the amount of R$2,665 million for those claims in respect of which we deemed the risk of loss as probable.

Splice do Brasil — Telecomunicações e Eletrodomésticos Ltda.

Splice do Brasil — Telecomunicações e Eletrodomésticos Ltda., or Splice, brought an action against us in connection with a contractual dispute over pricing terms. During 2009, we settled the most relevant part of this claim for R$53 million.

Customer Service Centers

We are a defendant in 39 civil class action lawsuits filed by the Attorney General of the National Treasury jointly with certain consumer agencies demanding the re-opening of customer service centers. The lower courts rendered decisions unfavorable to us in 24 of these lawsuits, and we have appealed these decisions. As of December 31, 2009, we had recorded provisions in the amount of R$27 million for those claims in respect of which we deemed the risk of loss as probable. The Superior Justice Tribunal (Superior Tribunal de Justica), after determining that our previous pricing model, which had been contested by consumers, was legal, called for the dismissal of all ongoing proceedings in the Special Civil Courts (Juizados Especiais Civeis).

Subscription Fees

We are a defendant in several class action lawsuits and individual claims which contest the legality of the subscription fees charged for fixed-line services. The Superior Justice Tribunal, after determining that our previous pricing model, which had been contested by consumers, was legal, called for the dismissal of all ongoing proceedings in the Special Civil Courts.

Labor Claims

We are a party to a large number of labor claims arising out of the ordinary course of our businesses. We do not believe any of these claims, individually or in the aggregate would have a material effect on our business, financial condition or results of operations if such claims are decided against us. These proceedings generally involve claims for (1) risk premium payments sought by employees working in dangerous conditions, (2) wage parity claims seeking equal pay among employees who do the same kind of work, within a given period of time, and have the same productivity and technical performance, (3) indemnification payments for, among other things, work accidents, occupational injuries, employment stability, child care allowances and achievement of productivity standards set forth in our collective bargaining agreements, (4) overtime wages, and (5) joint liability allegations by employees of third-party service providers.

As of December 31, 2009, the total estimated contingency in connection with labor claims against us in respect of which the risk of loss was deemed probable or possible totaled R$1,923 million, and we had recorded provisions of R$794 million and made judicial deposits in the amount of R$385 million related to these claims.

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

The following table sets forth the dividends and/or interest attributable to shareholders’ equity paid to holders of our common shares and preferred shares since January 1, 2005 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date.

		Nominal Reais per		US$ equivalent per
Year	Payment Date	Common Shares	Preferred Shares	Common Shares	Preferred Shares
2005	January 13, 2005(1)	0.7134	0.7134	0.2641	0.2641
	January 14, 2005(1)	0.8224	0.8224	0.3037	0.3037
	January 16, 2005(1)	0.4433	0.4433	0.1637	0.1637
2007	May 31, 2007(2)	0.7506	0.7506	0.3891	0.3891
2008	April 16, 2008(3)	1.3840	1.3840	0.8288	0.8288
2009	August 10, 2009(4)	0.5924	0.5924	0.3220	0.3220

(1)	Represents interest attributable to shareholders’ equity.
(2)	Represents interest attributable to shareholders’ equity of R$0.6375 (US$0.3305) per common and preferred share, plus dividends of R$0.1131 (US$0.0586) per common and preferred share.
(3)	Represents interest attributable to shareholders’ equity of R$0.6403 (US$0.3834) per common and preferred share, plus dividends of R$0.7437 (US$0.4454) per common and preferred share.
(4)	Represents interest attributable to shareholders’ equity.

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

•	a reserve for investment projects, in an amount based on a capital expenditure budget approved by our shareholders;

•	a special goodwill reserve for the merger, which represents the net amount of the counterpart of the premium amount recorded in the asset, pursuant to provisions of CVM Instruction 319/1999;

•	an unrealized income reserve described under “—Mandatory Distributions” below; and

•	a tax incentive investment reserve, included in our capital reserve accounts, in the amount of the reduction in our income tax obligations due to government tax incentive programs.

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

Legal Reserve Account

Under the Brazilian Corporation Law and our bylaws, we must allocate 5% of our net profits for each fiscal year to our legal reserve until the aggregate amount of our legal reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which our legal reserve, when added to our other reserves, exceeds 30% of our shareholders’ equity. At December 31, 2009, we had a balance of R$384 million in our legal reserve account.

Capital Reserve Accounts

Under the Brazilian Corporation Law, we are also permitted to record a capital reserve that may be used only (1) to absorb losses which exceed retained earning and profit reserves as defined in the Brazilian Corporation Law, (2) to redeem or repurchase share capital and/or participation certificates, (3) to increase our capital, or (4) if specified in our bylaws (which currently do not so specify), to pay preferred share dividends. Amounts allocated to our capital reserves are unavailable for the payment of distributions and are not taken into consideration for purposes of determining the mandatory distributable amount. At December 31, 2009, we had a balance of R$7,130 million in our capital reserve accounts.

Dividend Preference of Preferred Shares

Under our bylaws, our preferred shareholders are entitled to a minimum annual non-cumulative preferential dividend, or the Minimum Preferred Dividend, equal to the greater of (1) 6.0% per year of their pro rata share of our capital, or (2) 3.0% per year of the book value of our shareholders’ equity divided by our total number of shares, before dividends may be paid to our common shareholders. Distributions of dividends in any year are made:

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

The common and preferred shares underlying the ADSs are held in Brazil by the depositary, which has registered with the Brazilian Central Bank as the registered owner of our common and preferred shares. Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the depositary. The depositary will then convert such proceeds into dollars and will cause such dollars to be distributed to holders of ADSs. As with other types of remittances from Brazil, the Brazilian government may impose temporary restrictions on remittances to foreign investors of the proceeds of their investments in Brazil, as it did for approximately six months in 1989 and early 1999, and on the conversion of Brazilian currency into foreign currencies, which could hinder or prevent the depositary from converting dividends into U.S. dollars and remitting these U.S. dollars abroad. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Preferred Shares and the ADSs.”

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

Any payment of interest attributable to shareholders’ equity to holders of common shares, preferred shares or ADSs, whether or not they are Brazilian residents, is subject to Brazilian withholding tax at the rate of 15%, except that a 25% withholding tax rate applies if the recipient is a resident of a tax haven jurisdiction. A tax haven jurisdiction is a country (1) that does not impose income tax or whose income tax rate is lower than 20%, or (2) which does not permit disclosure of the identity of shareholders of entities organized under its jurisdiction. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations.” Under our bylaws, we may include the amount distributed as interest attributable to shareholders’ equity, net of any withholding tax, as part of the mandatory distributable amount.

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

Significant Changes

Other than as disclosed in this annual report, no significant change has occurred since the date of the audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

Markets for Our Equity Securities

The principal trading market for our common shares and preferred shares is the BM&FBOVESPA, where they are traded under the symbols “BRTO3” and “BRTO4,” respectively. Our common shares and preferred shares began trading on the BM&FBOVESPA on July 10, 1992. On November 16, 2001, the Preferred ADSs began trading on the NYSE under the symbol “BTM.” On November 17, 2009, the Common ADSs began trading on NYSE under the symbol “BTMC.”

We have registered our Common ADSs and Preferred ADSs with the SEC pursuant to the Securities Act. On December 31, 2009, there were 14,081,611 Common ADSs outstanding, representing 14,081,611 common shares, or 34.0% of our outstanding common shares and 31,708,635 Preferred ADSs outstanding, representing 95,125,907 preferred shares, or 36.9% of our outstanding preferred shares.

Price History of Our Common Shares, Preferred Shares and the ADSs

The tables below set forth the high and low closing sales prices and the approximate average daily trading volume for our common shares and preferred shares on the BM&FBOVESPA and the high and low closing sales prices and the approximate average daily trading volume for the Common ADSs and the Preferred ADSs on the NYSE for the periods indicated.

	BM&FBOVESPA			NYSE
	Reais per Preferred Share			U.S. dollars per Preferred ADS
	Closing Price per Preferred Share		Average Daily Trading Volume (thousands of shares)	Closing Price per Preferred ADS		Average Daily Trading Volume (number of Preferred ADSs)
	High	Low		High	Low
	(in reais)			(in U.S. dollars)
2005	13.31	8.55	1,647.2	17.05	10.50	55,659
2006	11.30	7.45	1,392.6	15.92	10.14	88,788
2007	18.50	9.77	1,353.8	31.32	13.79	137,065
2008	20.94	10.81	1,061.6	37.80	14.45	185,940
2009	18.29	11.06	600.6	32.40	13.59	98,062
2008
First Quarter	19.61	14.15	1,320.3	35.07	24.36	168,872
Second Quarter	20.94	17.02	1,680.4	37.80	31.93	218,545
Third Quarter	19.39	11.95	678.5	35.88	19.34	220,960
Fourth Quarter	17.50	10.81	594.0	23.80	14.45	135,675
2009
First Quarter	14.80	11.06	477.4	19.60	13.59	88,205
Second Quarter	14.90	12.01	613.1	22.15	17.38	86,925
Third Quarter	15.68	12.03	630.2	26.32	18.51	77,280
Fourth Quarter	18.29	14.78	681.7	32.40	25.29	139,202
2010
First Quarter	17.43	11.38	1,002.33	30.91	18.68	206,408
Most Recent Six Months
December 2009	17.98	16.70	757.7	31.10	28.73	159,837
January 2010	17.43	13.09	970.8	30.91	20.91	225,456
February 2010	13.47	12.42	943.7	21.60	20.46	180,841
March 2010	13.15	11.38	1,074.3	22.23	18.68	211,795
April 2010	12.15	10.90	1,025.4	20.61	18.37	348,238
May 2010	11.89	10.45	915.2	19.25	17.06	190,343
June 2010 (1)	12.63	11.62	1,369.9	18.70	18.67	251,649

(1)	Through June 28, 2010.

Source: Economática Ltda./ Bloomberg

	BM&FBOVESPA			NYSE
	Reais per Common Share			U.S. dollars per Common ADS
	Closing Price per Common Share		Average Daily Trading Volume (thousands of shares)	Closing Price per Common ADS		Average Daily Trading Volume (number of Common ADSs)(1)
	High	Low		High	Low
	(in reais)			(in U.S. dollars)
2005	20.50	12.00	2,163	—	—	—
2006	27.85	17.00	1,157	—	—	—
2007	37.50	24.99	1,840	—	—	—
2008	55.50	31.10	3,814	—	—	—
2009	61.00	25.70	36,913	17.85	15.27	29,584
2008
First Quarter	43.00	31.10	1,081	—	—	—
Second Quarter	50.00	39.51	7,080	—	—	—
Third Quarter	49.90	46.00	3,565	—	—	—
Fourth Quarter	55.50	42.99	3,238	—	—	—
2009
First Quarter	60.00	54.05	5,464	—	—	—
Second Quarter	61.00	55.50	1,187	—	—	—
Third Quarter	35.50	26.90	505	—	—	—
Fourth Quarter	31.94	25.70	111,088	17.85	15.27	29,584
2010
First Quarter	28.55	15.51	129,803	16.60	8.35	40,371
Most Recent Six Months
December 2009	29.89	27.32	166,825	16.66	15.27	34,362
January 2010	28.55	20.00	174,521	16.60	10.36	46,392
February 2010	20.09	18.50	93,867	10.89	9.85	32,626
March 2010	19.88	15.51	120,987	11.35	8.35	41,793
April 2010	15.46	13.90	269,715	8.57	7.90	290,030
May 2010	15.97	13.75	81,076	8.28	7.26	66,732
June 2010 (2)	18.60	16.30	261,695	10.35	8.64	105,647

(1)	Our Common ADSs began trading on November 17, 2009. Average daily trading volume information provided with respect to the Common ADSs for the month of November 2009 and for the fourth quarter of 2009, is calculated from the period commencing on November 17, 2009 through the end of November 2009 and the fourth quarter of 2009, as applicable.
(2)	Through June 28, 2010.

Source: Economática Ltda./ Bloomberg

On June 28, 2010, the closing sales price of:

•	our common shares on the BM&FBOVESPA was R$16.30 per common share;

•	our Common ADSs on the NYSE was US$8.79 per Common ADS;

•	our preferred shares on the BM&FBOVESPA was R$12.50 per preferred share; and

•	our Preferred ADSs on the NYSE was US$21.13 per Preferred ADS.

Regulation of Brazilian Securities Markets

The Brazilian securities markets are regulated by the CVM, which has regulatory authority over the stock exchanges and the securities markets generally, the National Monetary Council and the Central Bank, which has, among other powers, licensing authority over brokerage firms and which regulates foreign investment and foreign exchange transactions. The Brazilian securities markets are governed by (1) Law No. 6,385, as amended and supplemented, which is the principal law governing the Brazilian securities markets, (2) the Brazilian Corporation Law, and (3) the regulations issued by the CVM, the National Monetary Council and the Central Bank.

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

Under the Brazilian Corporation Law, a company is either publicly held (companhia aberta), as we are, or privately held (companhia fechada). All publicly held companies are registered with the CVM and are subject to reporting and regulatory requirements. A company registered with CVM may have its securities traded either on the BM&FBOVESPA or in the Brazilian over-the-counter market. Shares of companies, such as our company, that are listed on the BM&FBOVESPA may not simultaneously trade on the Brazilian over-the-counter market. The shares of a publicly held company may also be traded privately, subject to certain limitations.

The Brazilian over-the-counter market consists of direct trades between individuals in which a financial institution registered with the CVM serves as intermediary. No special application, other than registration with the CVM, is necessary for securities of a public company to be traded in this market. The CVM requires that it be given notice of all trades carried out in the Brazilian over-the-counter market by the respective intermediaries.

Disclosure Requirements

Law No. 6,385 and CVM Instruction No. 202 require that a publicly traded company, such as our company, submit to the CVM and the BM&FBOVESPA certain periodic information, including annual and quarterly reports prepared by management and independent auditors. Law No. 6,385 and CVM Instruction No. 202 also require us to file with the CVM our shareholders’ agreements, notices of shareholders’ meetings and copies of the minutes of these meetings.

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

On December 28, 2007, Law No. 11,638 was enacted and amended numerous provisions of the Brazilian Securities Law and the Brazilian Corporation Law relating to accounting principles and authority to issue accounting standards. Law No. 11,638 sought to enable greater convergence between Brazilian GAAP and IFRS. To promote convergence, Law No. 11,638 modified certain accounting principles of the Brazilian Corporation Law and mandated the CVM to issue accounting rules conforming to the accounting standards adopted in international markets. In December 2008, the CVM issued Deliberation No. 565 implementing these changes in accounting policies. Additionally, Law No. 11,638 acknowledged a role in the setting of accounting standards for the CPC, which is a committee of officials from the BM&FBOVESPA, industry representatives and academic bodies that has issued accounting guidance and pursued the improvement of accounting standards in Brazil. Law No. 11,638 permits the CVM and the Brazilian Central Bank to rely on the accounting standards issued by the CPC in establishing accounting principles for regulated entities.

On December 11, 2008, the CVM issued CVM Deliberation No. 560 which requires a company listed on the BM&FBOVESPA to disclose all the benefits granted to its employees and managers, including any benefits paid to such employees and managers due to their ownership of shares or other securities of the listed company.

On May 27, 2009, Law No. 11,941 was enacted, codifying CVM Deliberation No. 560 and amending numerous provisions of the Brazilian Corporation Law and Brazilian tax regulations to enable greater convergence between Brazilian GAAP and IFRS. Law No. 11,941 is currently subject to several accounting complementary regulations that affect, among others, the accounting of goodwill, deferred expenses, stock, provisions and real estate investments. Law No. 11,941 also broaden the criteria to be observed upon the elaboration of the notes to the financial statements. Financial statements as of December 31, 2010 of companies listed on the BM&FBOVESPA must be prepared in accordance with the new regulations. The adoption of the new accounting criteria in tax computations is optional.

On December 7, 2009, the CVM issued CVM Instruction No. 480, a new regulation which superseded CVM Instruction No. 202, in order to, among other things:

•	consolidate the rules regarding registration of securities to be issued so that the procedures of registration, suspension and cancellation are identical for all issuers.

•

create two different categories of securities issuers in accordance with the securities that those issuers are authorized to issue in the Brazilian regulated markets and establish different disclosure requirements for each category. A category A issuer, such as our company, is authorized to issue any and all securities and is subject to more stringent disclosure requirements. A category B issuer is authorized to issue any and all securities, other than shares, share certificates and other securities issued by the issuer of such shares or shares certificates or by a company of its group that grants to its holders the right to acquire such shares or shares certificates.

•

create a new CVM form for annual reports (Formulário de Referência) to replace the previous form for annual reports (Formulário de Informações Anuais) that requires a significantly higher level of disclosure in several areas, including, among others, management discussion and analysis of the financial statements, management compensation, risk controls and derivative policies, and which must be signed by the company’s chief executive officer and investor relations officer.

•

replace the former requirements with respect to the content of a prospectus used in a public securities offering with a requirement to publish an offering note with information on the public securities offering to supplement the Formulário de Referência.

•

classify as Well-Known Seasoned Issuers (Emissor de Grande Exposição ao Mercado) companies (1) that have had securities traded in the BM&FBOVESPA for at least three years, (2) that are in compliance with the CVM rules on current and periodic reporting obligations on the previous 12 months, and (3) which have shares traded in the market with a market value equal or greater than R$5 billion. The CVM is expected to issue regulations regarding which public securities offerings by Well-Known Seasoned Issuers that will permit these issuers to register public securities offerings through an expedited procedure.

On December 17, 2009, the CVM issued Instruction No. 481, which sets forth (1) the procedures relating to the public solicitation of proxies for the exercise of voting rights at shareholders’ meetings of publicly held companies, and (2) disclosure requirements to be followed by public held companies before such shareholders meetings.

CVM Instruction No. 481 provides that:

•

shareholders that own 0.5% or more of a company’s share capital may nominate members of the board of directors and the fiscal council in a public solicitation of proxies conducted by the company’s management, and that shareholders will be entitled to vote with respect to these nominations;

•

companies that accept digital proxies sent through the internet must allow shareholders who hold 0.5% or more of the company’s share capital to make a public solicitation of proxies through the company’s digital proxy system; and

•

publicly held companies that do not accept digital proxies sent through the internet must pay part of the costs of the public solicitation of proxies made by shareholders that own 0.5% or more of the company’s share capital.

CVM Instruction No. 481 also specifies the information and documents that must be made available to shareholders following the date of the publication of the first call notice for the shareholders’ meeting. The information and documents that must be provided varies according to the agenda of the shareholders’ meeting. This information must be available through the CVM’s website before the shareholders’ meeting, must be prepared in accordance with the requirements of Instruction No. 481, and, if the information and documents relate to the annual shareholders’ meeting, must include management’s discussion and analysis of the financial statements, personal data and history of the nominees for election to the company’s board of directors and/or fiscal council, and a proposal for the compensation of the company’s management.

Trading on the BM&FBOVESPA

Overview of the BM&FBOVESPA

In 2000, the São Paulo Stock Exchange (Bolsa de Valores de São Paulo S.A. – BVSP), or the BOVESPA, was reorganized through the execution of memoranda of understanding by the Brazilian stock exchanges. Following this reorganization, the BOVESPA was a non-profit entity owned by its member brokerage firms and trading on the BOVESPA was limited to these member brokerage firms and a limited number of authorized nonmembers. Under the memoranda, all securities are now traded only on the BM&FBOVESPA, with the exception of electronically traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange.

In August 2007, BOVESPA underwent a corporate restructuring that resulted in the creation of BOVESPA Holding S.A., a public corporation, whose wholly-owned subsidiaries were (1) the BOVESPA, which is responsible for the operations of the stock exchange and the organized over-the-counter markets, and (2) the Brazilian Settlement and Custodial Company (Companhia Brasileira de Liquidação e Custódia), or CBLC, which is responsible for settlement, clearing and depositary services. In the corporate restructuring, all holders of membership certificates of the BOVESPA and of shares of CBLC became shareholders of BOVESPA Holding S.A. As a result of the corporate restructuring, access to the trading and other services rendered by the BM&FBOVESPA is not conditioned on stock ownership in BOVESPA Holding S.A.

In May 2008, the BOVESPA merged with the Commodities and Futures Exchange (Bolsa de Mercadorias & Futuros) to form the BM&FBOVESPA. In November 2008, the CBLC merged with the BM&FBOVESPA. As a result, the BM&FBOVESPA now performs its own settlement, clearing and depositary services.

Trading and Settlement

Trading of equity securities on the BM&FBOVESPA is conducted through an electronic trading system called Megabolsa every business day from 10:00 a.m. to 5:00 p.m., São Paulo time (or during daylight savings time in the U.S. from 11:00 a.m. to 6:00 p.m., São Paulo time). Trading of equity securities on the BM&FBOVESPA is also conducted between 5:45 p.m. and 7:00 p.m., São Paulo time (or during daylight savings time in the U.S. from 6:45 p.m. to 8:00 p.m., São Paulo time), in an after-market system connected to both traditional brokerage firms and brokerage firms operating on the internet. This after-market trading is subject to regulatory limits on price volatility of securities and on the volume of shares traded by investors operating on the internet.

Since March 2003, market making activities have been allowed on the BM&FBOVESPA, although there are no specialists or market makers for our shares on the BM&FBOVESPA. Trading in securities listed on the BM&FBOVESPA may be effected off the exchange in the unorganized over-the-counter market under certain circumstances, although such trading is very limited.

The trading of securities of a company on the BM&FBOVESPA may be suspended at the request of a company in anticipation of the announcement of a material event. A requesting company must also suspend trading of its securities on international stock exchanges on which its securities are traded. The CVM and the BM&FBOVESPA have discretionary authority to suspend trading in shares of a particular issuer, based on or due to a belief that, among other reasons, a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the BM&FBOVESPA.

In order to reduce volatility, the BM&FBOVESPA has adopted a “circuit breaker” mechanism under which trading sessions may be suspended for a period of 30 minutes or one hour whenever the Ibovespa index falls 10% or 15%, respectively, compared to the closing of the previous trading session.

Settlement of transactions on the BM&FBOVESPA is effected three business days after the trade date, without adjustment of the purchase price for inflation. Delivery of and payment for shares is made through the facilities of the clearing and settlement chamber of the BM&FBOVESPA. The seller is ordinarily required to deliver shares to the clearing and settlement chamber of the BM&FBOVESPA on the second business day following the trade date.

Market Size

Although the Brazilian equity market is Latin America’s largest in terms of market capitalization, it is smaller, more volatile and less liquid than the major U.S. and European securities markets. Moreover, the BM&FBOVESPA is significantly less liquid than the NYSE or other major exchanges in the world.

As of December 31, 2009, the aggregate market capitalization of all companies listed on the BM&FBOVESPA was equivalent to approximately R$2,335 billion (US$1,341 billion) and the 10 largest companies listed on the BM&FBOVESPA represented approximately 55% of the total market capitalization of all listed companies. By comparison, as of December 31, 2009, the aggregate market capitalization of the companies (including U.S. and non-U.S. companies) listed on the NYSE was approximately US$18.9 trillion. The average daily trading volume of the BM&FBOVESPA and the NYSE for 2009 was approximately R$4.6 billion (US$2.7 billion) and US$46 billion, respectively.

Although any of the outstanding shares of a listed company may trade on the BM&FBOVESPA, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, one principal shareholder or governmental entities that rarely trade their shares. For this reason, data showing the total market capitalization of the BM&FBOVESPA tends to overstate the liquidity of the Brazilian equity market. The relative volatility and illiquidity of the Brazilian equity markets may substantially limit your ability to sell our common shares or preferred shares at the time and price you desire and, as a result, could negatively impact the market price of these securities.

Regulation of Foreign Investments

Trading on the BM&FBOVESPA by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a non-Brazilian holder, is subject to certain limitations under Brazilian foreign investment regulations. With limited exceptions, non-Brazilian holders may trade on the BM&FBOVESPA only in accordance with the requirements of Resolution No. 2,689 of the National Monetary Council. Resolution No. 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions that are authorized by the Central Bank and the CVM. In addition, Resolution No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on the BM&FBOVESPA or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through private transactions. See “Item 10. Additional Information—Exchange Controls—Resolution 2,689” for further information about Resolution 2,689, and “Item 10. Additional Information—Taxation—Brazilian Tax Considerations—Taxation of Gains” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 2,689.

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

At June 28, 2010, we had outstanding share capital of R$3,731,058,950.28, equal to 603,020,546 total shares, consisting of 203,423,176 issued common shares and 399,597,370 issued preferred shares, including 13,231,556 preferred shares held in treasury. All of our outstanding share capital is fully paid. All of our shares are without par value. Under the Brazilian Corporation Law, the aggregate number of our non-voting and limited voting preferred shares may not exceed two-thirds of our total outstanding share capital.

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

Qualification of Directors

The Brazilian Corporation Law requires members of our board of directors to own shares of our company. However, there is no minimum share ownership or residency requirement to qualify for membership on our board of directors. Our bylaws do not require the members of our board of directors to be residents of Brazil. The Brazilian Corporation Law requires each of our executive officers to be residents of Brazil.

Fiduciary Duties and Conflicts of Interest

All members of our board of directors and their alternates owe fiduciary duties to us and all of our shareholders.

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

We convene our shareholders’ meetings, including our annual shareholders’ meeting, by publishing a notice in the Brazilian newspapers Diário Oficial do Estado do Rio de Janeiro and Valor Econômico. On the first call of any meeting, the notice must be published no fewer than three times, beginning at least 15 calendar days prior to the scheduled meeting date. For meetings involving the issuance of securities or deliberations where preferred shareholders are entitled to vote, the notice must be published at least 30 calendar days prior to the scheduled meeting date. The notice must contain the meeting’s place, date, time, agenda and, in the case of a proposed amendment to our bylaws, a description of the subject matter of the proposed amendment.

Our board of directors may convene a shareholders’ meeting. Under the Brazilian Corporation Law, shareholders’ meetings also may be convened by our shareholders as follows:

•	by any of our shareholders if, under certain circumstances set forth in the Brazilian Corporation Law, our directors do not convene a shareholders’ meeting within 60 days;

•	by shareholders holding at least 5% of our total share capital if, after a period of eight days, our directors fail to call a shareholders’ meeting that has been requested by such shareholders; and

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

•

amend or repeal provisions of our bylaws requiring (1) shareholder approval for long-term agreements between us and our related parties, and (2) a 30-day prior notice to call those special shareholders’ meetings that require a two-thirds quorum to be convened.

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

Under our bylaws, except when issuing voting shares or securities convertible into voting shares, our board of directors or our shareholders, as the case may be, may decide to reduce the term of preemptive rights or not to extend preemptive rights to our shareholders with respect to any issuance of our non-voting shares, debentures convertible into our shares or warrants made in connection with a public exchange made to acquire control of another company or in connection with a public offering or through a stock exchange. The preemptive rights are transferable and must be exercised within a period of at least 30 days following the publication of notice of the issuance of shares or securities convertible into our shares. Holders of our ADSs may not be able to exercise the preemptive rights relating to our preferred shares underlying their ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights or to take any other action to make preemptive rights available to holders of our ADSs, and we may not file any such registration statement.

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

The Brazilian Corporation Law and our bylaws also require the acquirer of control (in case of a change of control) or the controller (in case of delisting or a substantial reduction in liquidity of our shares) to make a tender offer for the acquisition of the shares held by minority shareholders under certain circumstances described below under “—Mandatory Tender Offers.” The shareholder can also withdraw its capital from our company under certain circumstances described below under “—Rights of Withdrawal.”

Mandatory Tender Offers

The Brazilian Corporation Law requires that if our common shares are delisted from the BM&FBOVESPA or there is a substantial reduction in liquidity of our common shares, as defined by the CVM, in each case as a result of purchases by our controlling shareholders, our controlling shareholders must effect a tender offer for acquisition of our remaining common shares at a purchase price equal to the fair value of our common shares taking into account the total number of our outstanding common shares.

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

In addition, this right of withdrawal may be exercised by any dissenting or non-voting shareholder (including any holder of preferred shares) in the event that the holders of a majority of the outstanding common shares authorize:

•	a reduction of the mandatory dividend set forth in our bylaws;

•	our participation in a centralized group of companies;

•	a change in our corporate purpose;

•

spinning-off of all or any part of our company, if such spin-off implies (1) a change in our business purpose (except if the spun-off assets revert to a company whose main purpose is the same as ours), (2) a reduction of the mandatory dividend set forth in our bylaws, or (3) our participation in a centralized group of companies; or

•	in one of the following transactions in which the shares held by such holders do not meet liquidity and dispersion thresholds under the Brazilian Corporation Law:

•	the merger of our company with another company, or the consolidation of our company, in a transaction in which our company is not the surviving entity;

•	the transfer of all of our outstanding shares to another company in an incorporação de ações transaction;

•	the transfer of all of the outstanding shares of another company to us in an incorporação de ações transaction; or

•	the acquisition of control of another company at a price that exceeds certain limits set forth in the Brazilian Corporation Law.

Dissenting or non-voting shareholders are also entitled to withdraw in the event that the entity resulting from a merger or spin-off does not have its shares listed in an exchange or traded in the secondary market within 120 days from the shareholders’ meeting that approved the relevant merger or spin-off.

Notwithstanding the above, in the event that we are consolidated or merged with another company, become part of a centralized group of companies, or acquire the control of another company for a price in excess of certain limits imposed by the Brazilian Corporation Law, holders of any type or class of our shares or the shares of the resulting entity that have minimal market liquidity and are dispersed among a sufficient number of shareholders will not have the right to withdraw. For this purpose, shares that are part of general indices representative of portfolios of securities traded in Brazil or abroad are considered liquid, and sufficient dispersion will exist if the controlling shareholder, the parent company or other companies under its control hold less than half of the total number of outstanding shares of that type or class. In case of a spin-off, the right of withdrawal will only exist if there is a significant change in the corporate purpose or a reduction in the mandatory dividend.

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

Disclosures of Share Ownership

Brazilian regulations require that (1) each of our controlling shareholders, directly or indirectly, (2) shareholders who have elected members of our board of directors or fiscal council, and (3) any person or group of persons representing a person that has directly or indirectly acquired or sold an interest corresponding to at least 5% of the total number of our shares of any type or class to disclose its or their share ownership or divestment to the CVM and to the BM&FBOVESPA. In addition, a statement (fato relevante) containing certain required information must be published in the Brazilian newspapers Jornal de Brasília and Valor Econômico, and in the Official Gazette of the Federal Executive.

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

The BM&FBOVESPA operates a central clearing system. A holder of our shares may choose, at its discretion, to participate in this system, and all shares that such shareholder elects to be put into the clearing system are deposited in custody with the clearing and settlement chamber of the BM&FBOVESPA (through a Brazilian institution that is duly authorized to operate by the Central Bank and maintains a clearing account with the clearing and settlement chamber of the BM&FBOVESPA). Shares subject to the custody of the clearing and settlement chamber of the BM&FBOVESPA are noted as such in our registry of shareholders. Each participating shareholder will, in turn, be registered in the register of the clearing and settlement chamber of the BM&FBOVESPA and will be treated in the same manner as shareholders registered in our books.

Material Contracts

We have not entered into any material contracts, other than those described in this annual report or entered into in the ordinary course of business.

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

Investments in our common shares or preferred shares by (1) a holder not deemed to be domiciled in Brazil for Brazilian tax purposes, (2) a non-Brazilian holder who is registered with the CVM under Resolution No. 2,689, or (3) the depositary, are eligible for registration with the Central Bank. This registration (the amount so registered is referred to as registered capital) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized through, dispositions of our common shares or preferred shares. The registered capital per common share or preferred share purchased in the form of an ADS, or purchased in Brazil and deposited with the depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The registered capital per common share withdrawn upon cancellation of a Common ADS will be the U.S. dollar equivalent of (1) the average price of a common share on the BM&FBOVESPA on the day of withdrawal, or (2) if no preferred shares were traded on that day, the average price on the BM&FBOVESPA in the 15 trading sessions immediately preceding such withdrawal. The registered capital per preferred share withdrawn upon cancellation of a Preferred ADS will be the U.S. dollar equivalent of (1) the average price of a preferred share on the BM&FBOVESPA on the day of withdrawal, or (2) if no preferred shares were traded on that day, the average price on the BM&FBOVESPA in the 15 trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average commercial market rates quoted by the Central Bank on the relevant dates.

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

We pay dividends and other cash distributions with respect to our common shares and preferred shares in reais. We have obtained an electronic certificate of foreign capital registration from the Central Bank in the name of the depositary with respect to our ADSs to be maintained by the custodian on behalf of the depositary. Pursuant to this registration, the custodian is able to convert dividends and other distributions with respect to our common shares and preferred shares represented by ADSs into foreign currency and remit the proceeds outside Brazil to the depositary so that the depositary may distribute these proceeds to the holders of record of the ADSs.

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

In the event that a holder of ADSs exchanges those ADSs for the underlying common shares or preferred shares, the holder must:

•

sell those shares on the BM&FBOVESPA and rely on the depositary’s electronic registration for five business days from the date of exchange to obtain and remit U.S. dollars outside Brazil upon the holder’s sale of our preferred shares;

•	convert its investment in those shares into a foreign portfolio investment under Resolution No. 2,689; or

•	convert its investment in those shares into a direct foreign investment under Law No. 4,131.

The custodian is authorized to update the depositary’s electronic registration to reflect conversions of ADSs into foreign portfolio investments under Resolution No. 2,689.

If a holder of ADSs elects to convert its ADSs into a foreign direct investment under Law No. 4,131, the conversion will be effected by the Central Bank after receipt of an electronic request from the custodian with details of the transaction. If a foreign direct investor under Law No. 4,131 elects to deposit its common shares or preferred shares into the relevant ADR program in exchange for ADSs, such holder will be required to present to the custodian evidence of payment of capital gains taxes. The conversion will be effected by the Central Bank after receipt of an electronic request from the custodian with details of the transaction.
See “—Taxation—Brazilian Tax Considerations” for details of the tax consequences to an investor residing outside Brazil of investing in our common shares or preferred shares in Brazil.

If a holder of ADSs wishes to convert its investment in our shares into either a foreign portfolio investment under Resolution No. 2,689 or a foreign direct investment under Law No. 4,131, it should begin the process of obtaining its own foreign investor registration with the Central Bank or with the CVM, as the case may be, in advance of exchanging the ADSs for the underlying common shares or preferred shares. A non-Brazilian holder of common shares or preferred shares may experience delays in obtaining a foreign investor registration, which may delay remittances outside Brazil, which may in turn adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

Unless the holder has registered its investment with the Central Bank, the holder may not be able to convert the proceeds from the disposition of, or distributions with respect to, such common shares or preferred shares into foreign currency or remit those proceeds outside Brazil. In addition, if the non-Brazilian investor resides in a “tax haven” jurisdiction or is not an investor registered under Resolution No. 2,689, the investor will be subject to less favorable tax treatment than a holder of ADSs. See “—Taxation—Brazilian Tax Considerations.”

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

Foreign direct investors under Law No. 4,131 may sell their shares in either private or open market transactions, but these investors will generally be subject to less favorable tax treatment on gains with respect to our common or preferred shares.
See “—Taxation—Brazilian Tax Considerations.”

Taxation

The following discussion contains a description of the material Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of our common shares, preferred shares or ADSs. The following discussion does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase, hold or dispose of our common shares, preferred shares or ADSs. This discussion is based upon the tax laws of Brazil and the United States and regulations under these tax laws as currently in effect, which are subject to change.

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of our common shares, preferred shares or ADSs.

Prospective purchasers of our common shares, preferred shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of our common shares, preferred shares or ADSs in their particular circumstances.

Brazilian Tax Considerations

The following discussion contains a description of the material Brazilian tax consequences, subject to the limitations set forth herein, of the acquisition, ownership and disposition of our common shares, preferred shares or ADSs by a holder not deemed to be domiciled in Brazil for purposes of Brazilian taxation, or a Non-Brazilian Holder. This discussion is based on the tax laws of Brazil and regulations thereunder in effect on the date hereof, which are subject to change (possibly with retroactive effect). This discussion does not specifically address all of the Brazilian tax considerations that may be applicable to any particular Non-Brazilian Holder. Therefore, each Non-Brazilian Holder should consult its own tax advisor about the Brazilian tax consequences of an investment in our common shares, preferred shares or ADSs.

Individuals domiciled in Brazil and Brazilian companies are taxed in Brazil on the basis of their worldwide income which includes earnings of Brazilian companies’ foreign subsidiaries, branches and affiliates. The earnings of branches of foreign companies and non-Brazilian residents, or nonresidents, in general are taxed in Brazil only on income derived from Brazilian sources.

Dividends

Dividends paid by a Brazilian corporation, such as Brasil Telecom, including stock dividends and other dividends paid to a Non-Brazilian Holder of our common shares, preferred shares or ADSs, are currently not subject to income tax withholding in Brazil to the extent that such amounts are related to profits generated after January 1, 1996. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian income tax withholding at varying rates, according to the tax legislation applicable to each corresponding year.

Interest on Shareholders’ Equity

Law No. 9,249, dated December 26, 1995, as amended, allows a Brazilian corporation, such as Brasil Telecom, to make distributions to shareholders of interest on shareholders’ equity, and treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax, and, since 1998, social contribution on net profits as well, as long as the limits described below are observed. These distributions may be paid in cash. For tax purposes, the deductible amount of this interest is limited to the daily pro rata variation of the TJLP, as determined by the Brazilian Central Bank from time to time, and the amount of the deduction may not exceed the greater of:

•

50% of net income (after the deduction of social contribution on net profits but before taking into account the provision for corporate income tax and the amounts attributable to shareholders as interest on shareholders’ equity) for the period in respect of which the payment is made; and

•	50% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

Payment of interest on shareholders’ equity to a Non-Brazilian Holder is subject to income tax withholding at the rate of 15%, or 25% if the Non-Brazilian Holder is domiciled in a country or location that is considered to be a “tax haven jurisdiction” for this purpose. For this purpose, the definition of “tax haven” encompasses countries and locations (1) that do not impose income tax, (2) that impose income tax at a rate of 20% or less, or (3) that impose restrictions on the disclosure of shareholding composition, of the ownership of investments, or of the identity of the ultimate beneficiary of earnings that are attributed to non-residents. See “—Interpretation of the Definition of “Tax Haven Jurisdictions.”

These payments of interest on shareholders’ equity may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on net equity is so included, Brasil Telecom is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable income tax withholding, is at least equal to the mandatory dividend.

Payments of interest on shareholders’ equity are decided by Brasil Telecom’s shareholders, at its annual shareholders meeting, on the basis of recommendations of its board of directors. No assurance can be given that Brasil Telecom’s board of directors will not recommend that future distributions of profits should be made by means of interest on shareholders’ equity instead of by means of dividends.

Taxation of Gains

Under Law No. 10,833, enacted on December 29, 2003, the gain on the disposition or sale of assets located in Brazil by a Non-Brazilian Holder, whether to another non-Brazilian resident or to a Brazilian resident, may be subject to income tax withholding in Brazil.

With respect to the disposition of our common shares or preferred shares, as they are assets located in Brazil, the Non-Brazilian Holder should be subject to income tax on the gains assessed, following the rules described below, regardless of whether the transactions are conducted in Brazil or with a Brazilian resident.

With respect to our ADSs, although the matter is not entirely clear, arguably the gains realized by a Non-Brazilian Holder upon the disposition of ADSs to another non-Brazilian resident will not be taxed in Brazil, on the basis that ADSs are not “assets located in Brazil” for the purposes of Law No. 10,833. We cannot assure you, however, that the Brazilian tax authorities or the Brazilian courts will agree with this interpretation. As a result, gains on a disposition of ADSs by a Non-Brazilian Holder to a Brazilian resident, or even to a non-Brazilian resident, in the event that courts determine that ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules applicable to our common shares and preferred shares, described above.

As a general rule, gains realized as a result of a disposition of our common shares, preferred shares or ADSs are the positive difference between the amount realized on the transaction and the acquisition cost of our common shares, preferred shares or ADSs.

Under Brazilian law, however, income tax rules on such gains can vary depending on the domicile of the Non-Brazilian Holder, the type of registration of the investment by the Non-Brazilian Holder with the Central Bank and how the disposition is carried out, as described below.

Gains realized on a disposition of shares carried out on a Brazilian stock exchange (which includes the organized over-the-counter market) are:

•

exempt from income tax when realized by a Non-Brazilian Holder that (1) has registered its investment in Brazil with the Central Bank under the rules of Resolution 2,689 (a “2,689 Holder”), and (2) is not a resident in a country or location which is defined as a “tax haven jurisdiction” for this purposes (as described below); or

•

subject to income tax at a rate of up to 25% in any other case, including a case of gains assessed by a Non-Brazilian Holder that is not a 2,689 Holder, and is a resident of a country or location defined as a “tax haven jurisdiction” for this purpose (as described below). In these cases, a withholding income tax of 0.005% of the sale value will be applicable and can be later offset with the eventual income tax due on the capital gain. This 0.005% withholding income tax is not levied on day trade transactions.

Any gains assessed on a disposition of our common shares or preferred shares that is not carried out on a Brazilian stock exchange are subject to income tax at the rate of 15%, or 25% in the case of a Non-Brazilian Holder which resides in a “tax haven jurisdiction” according to the definition applicable to this situation. In the case that these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, income tax withholding of 0.005% will also be applicable and can be offset against the eventual income tax due on the capital gain. This 0.005% income tax withholding is not levied in day trade transactions.

In the case of 2,689 Holders, a country or location should only be defined as a “tax haven jurisdiction” when it (1) does not tax income, or (2) taxes income at a rate of 20% or less. In the case of gains realized by Non-Brazilian Holders other than 2,689 Holders, a country or location should be defined as a “tax haven jurisdiction” when it (a) does not tax income, (b) taxes income at a rate of 20% or less, or (c) imposes restrictions on the disclosure of shareholding composition, of the ownership of investments, or of the identity of the ultimate beneficiary of earnings that are attributed to non-residents. However, there is doubt as to the application of these criteria by the Brazilian tax authorities. See “—Interpretation of the Definition of “Tax Haven Jurisdictions.”

In the case of redemption of securities or capital reduction by a Brazilian corporation, such as Brasil Telecom, the positive difference between the amount effectively received by the Non-Brazilian Holder and the corresponding acquisition cost is treated, for tax purposes, as capital gain derived from sale or exchange of shares not carried out on a Brazilian stock exchange market, and is therefore subject to income tax at the rate of 15% or 25%, as the case may be.

The deposit of our common or preferred shares in exchange for ADSs will be subject to Brazilian income tax if the acquisition cost of the shares is lower than (1) the average price per share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit, or (2) if no shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of shares were sold in the 15 trading sessions immediately preceding such deposit. In such case, the difference between the acquisition cost and the average price of the shares calculated as above will be considered to be a capital gain subject to income tax withholding at the rate of 15% or 25%, as the case may be. In some circumstances, there may be arguments to claim that this taxation is not applicable in the case of a Non-Brazilian Holder that is a 2,689 Holder and is not a resident in a “tax haven jurisdiction” for this purpose. The availability of these arguments to any specific holder of our common shares or preferred shares will depend on the circumstances of such holder. Prospective holders of our common shares or preferred shares should consult their own tax advisors as to the tax consequences of the deposit of our common shares or preferred shares in exchange for ADSs.

Any exercise of preemptive rights relating to our common shares, preferred shares or ADSs will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to our common shares or preferred shares, including the sale or assignment carried out by the depositary, on behalf of Non-Brazilian Holders of ADSs, will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of our common shares or preferred shares.

Interpretation of the Discussion on the Definition of “Tax Haven Jurisdictions”

On June 24, 2008, Law No. 11,727 broadened the definition of “tax haven jurisdiction” for specific purposes, with effect as from January 1, 2009. However, the Brazilian tax authorities regularly issue a list of jurisdictions that are considered “tax haven jurisdictions,” and such list has not been updated after the modifications introduced by Law No. 11,727. We can offer no assurance that, when and if Brazilian tax authorities issue a new list, those authorities will not regard as “tax haven jurisdictions” countries or locations which do not meet the criteria provided for under applicable law, in each particular situation.

Tax on Foreign Exchange Transactions (IOF/Exchange Tax)

Brazilian law imposes the IOF/Exchange Tax on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Foreign exchange agreements entered into as from October 20, 2009 in connection with inflows of funds related to investments carried out by Non-Brazilian Holders in the Brazilian financial and capital markets are subject to the IOF/Exchange Tax at a rate of 2.0%. However, foreign exchange transactions related to outflows of funds in connection with investments made in the Brazilian financial and capital markets are subject to IOF/Exchange at a zero percent rate. This zero percent rate applies to payments of dividends and interest on shareholders’ equity to Non-Brazilian Holders with respect to investments in the Brazilian financial and capital markets. Other than these transactions, the rate applicable to most foreign exchange transactions is 0.38%. Other rates may apply to particular transactions and the Brazilian government may increase the rate at any time up to 25.0% on the foreign exchange transaction amount. However, any increase in rates is only authorized to apply to future transactions.

Tax on Transactions Involving Bonds and Securities (IOF/Bonds and Securities Tax)

Brazilian law also imposes the IOF/Bonds Tax due on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange. The rate of the IOF/Bonds and Securities Tax applicable to transactions involving our common shares or preferred shares is currently zero. However, the rate of the IOF/Bonds and Securities Tax applicable to the transfer of our common shares or preferred shares with the specific purpose of enabling the issuance of ADSs is currently 1.5%. This rate is applied on the product of (1) the number of shares which are transferred, multiplied by (2) the closing price for those shares on the date prior to the transfer or, if such closing price is not available on that date, the last available closing price for those shares. The Brazilian government may increase the rate of the IOF/Bonds and Securities Tax at any time up to 1.5% per day of the transaction amount, but only in respect of transactions carried out after the increase in rate enters into force.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of our common shares, preferred shares or ADSs by a Non-Brazilian Holder except for gift and inheritance taxes levied by some states in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by Non-Brazilian Holders of our common shares, preferred shares or ADSs

U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences that may be relevant with respect to the ownership and disposition of the common shares, preferred shares or ADSs of Brasil Telecom, which are evidenced by ADRs. This description addresses only the U.S. federal income tax considerations of U.S. Holders (as defined below) that are initial purchasers of the common shares, preferred shares or ADSs of Brasil Telecom and that will hold such shares or ADSs as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, financial institutions, insurance companies, real estate investment trusts, grantor trusts, regulated investment companies, dealers or traders in securities or currencies, tax-exempt entities, pension funds, persons that received the common shares, preferred shares or ADSs of Brasil Telecom pursuant to an exercise of employee stock options or rights or otherwise as compensation for the performance of services, persons that will hold the common shares, preferred shares or ADSs of Brasil Telecom as a position in a “straddle” or as a part of a “hedging,” “conversion” or other risk reduction transaction for U.S. federal income tax purposes, persons that have a “functional currency” other than the U.S. dollar, persons that will own the common shares, preferred shares or ADSs of Brasil Telecom through partnerships or other pass through entities, holders subject to the alternative minimum tax, certain former citizens or long-term residents of the United States or holders that own (or are deemed to own) 10% or more (by voting power) of the shares of Brasil Telecom.

This description does not address any state, local or non-U.S. tax consequences of the ownership and disposition of the common shares, preferred shares or ADSs of Brasil Telecom by U.S. Holders. Moreover, this description does not address the consequences of any U.S. federal tax other than income tax, including but not limited to the U.S. federal estate and gift taxes. This description is based on (1) the Internal Revenue Code of 1986, as amended (the “Code”), existing and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this annual report, as well as proposed Treasury Regulations available on the date of this annual report, and (2) in part, on the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. Holders should consult their tax advisers to determine the particular tax consequences to such holders of the ownership and disposition of the common shares, preferred shares or ADSs of Brasil Telecom, including the applicability and effect of U.S. state, local and non-U.S. tax laws.

As used herein, the term “U.S. Holder” means, for U.S. federal tax purposes, a beneficial owner of common shares, preferred shares or ADSs of Brasil Telecom that is:

•	an individual citizen or resident of the United States;

•	a corporation organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if (1) a court within the United States is able to exercise primary supervision over its administration, and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds the common shares, preferred shares or ADSs of Brasil Telecom, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A partnership or its partners should consult their tax advisor as to its tax consequences.

Treatment of ADSs

In general, for U.S. federal income tax purposes, a holder of an ADR evidencing an ADS will be treated as the beneficial owner of the common shares or preferred shares of Brasil Telecom represented by the applicable ADS. The U.S. Treasury Department has expressed concern that depositaries for ADSs, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. Holders of such receipts or shares. Accordingly, the analysis regarding the availability of a U.S. foreign tax credit for Brazilian taxes and sourcing rules described below could be affected by future actions that may be taken by the U.S. Treasury Department.

Taxation of Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” in general, the gross amount of a distribution made with respect to a common share, preferred share or ADS of Brasil Telecom (which for this purpose shall include distributions of interest attributable to shareholders’ equity before any reduction for any Brazilian taxes withheld therefrom) will, to the extent made from the current or accumulated earnings and profits of Brasil Telecom, as determined under U.S. federal income tax principles, constitute a dividend to a U.S. Holder for U.S. federal income tax purposes. For taxable years beginning on or before December 31, 2010, non-corporate U.S. Holders may be taxed on dividends from a qualified foreign corporation at the lower rates applicable to long-term capital gains (i.e., gains with respect to capital assets held for more than one year). A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares or ADSs that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that the ADSs of Brasil Telecom (which are listed on the NYSE), but not the common or preferred shares of Brasil Telecom, are readily tradable on an established securities market in the United States. Thus, subject to the discussion below under “—Passive Foreign Investment Company Rules,” dividends that Brasil Telecom pays on the ADS, but not on the common shares or preferred shares of Brasil Telecom, currently meet the conditions required for these reduced tax rates. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in later years. Furthermore, a U.S. Holder’s eligibility for such preferential rate is subject to certain holding period requirements and the non-existence of certain risk reduction transactions with respect to the ADSs. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under “—Passive Foreign Investment Company Rules,” if a distribution exceeds the amount of the current and accumulated earnings and profits of Brasil Telecom, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in the common share, preferred share or ADS of Brasil Telecom on which it is paid and thereafter as capital gain. Brasil Telecom does not maintain calculations of the earnings and profits of Brasil Telecom under U.S. federal income tax principles. Therefore, U.S. Holders should expect that distributions by Brasil Telecom generally will be treated as dividends for U.S. federal income tax purposes.

A dividend paid in reais will be includible in the income of a U.S. Holder at its value in U.S. dollars calculated by reference to the prevailing spot market exchange rate in effect on the day it is received by the U.S. Holder in the case of the common shares or preferred shares of Brasil Telecom or, in the case of a dividend received in respect of ADSs of Brasil Telecom, on the date the dividend is received by the depositary, whether or not the dividend is converted into U.S. dollars. Assuming the payment is not converted at that time, the U.S. Holder will have a tax basis in reais equal to that U.S. dollar amount, which will be used to measure gain or loss from subsequent changes in exchange rates. Any gain or loss realized by a U.S. Holder that subsequently sells or otherwise disposes of reais, which gain or loss is attributable to currency fluctuations after the date of receipt of the dividend, will be ordinary gain or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

The gross amount of any dividend paid (which will include any amounts withheld in respect of Brazilian taxes) with respect to a common share, preferred share or ADS of Brasil Telecom will be subject to U.S. federal income taxation as foreign source dividend income, which may be relevant in calculating a U.S. Holder’s foreign tax credit limitation. Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes and certain exceptions for short-term and hedged positions, any Brazilian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or at a U.S. Holder’s election, may be deducted in computing taxable income if the U.S. Holder has elected to deduct all foreign income taxes for the taxable year). The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific “baskets” of income. For this purpose, the dividends should generally constitute “passive category income,” or in the case of certain U.S. Holders, “general category income.” The rules with respect to foreign tax credits are complex, and U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Section 305 of the Code provides special rules for the tax treatment of preferred stock. According to the U.S. Treasury Regulations under that section, the term preferred stock generally refers to stock which enjoys certain limited rights and privileges (generally associated with specified dividend and liquidation priorities) but does not participate in corporate growth to any significant extent. While Brasil Telecom’s preferred shares have some preferences over its common shares, the preferred shares are not fixed as to dividend payments or liquidation value. Consequently, although the matter is not entirely clear, because the determination is highly factual in nature, it is more likely than not that the preferred shares of Brasil Telecom will be treated as “common stock” within the meaning of Section 305 of the Code. If the preferred shares are treated as “common stock” for purposes of Section 305 of the Code, distributions to U.S. Holders of additional shares of such “common stock” or preemptive rights relating to such “common stock” with respect to their preferred shares or ADSs that are made as part of a pro rata distribution to all shareholders in most instances will not be subject to U.S. federal income tax. On the other hand, if the preferred shares are treated as “preferred stock” within the meaning of Section 305 of the Code, and if a U.S. Holder receives a distribution of additional shares or preemptive rights as described in the preceding sentence, such distributions (including amounts withheld in respect of any Brazilian taxes) will be treated as dividends to the same extent and in the same manner as distributions payable in cash. In that event, the amount of such distribution (and the basis of the new shares or preemptive rights so received) will equal the fair market value of the shares or preemptive rights on the date of distribution.

Sale, Exchange or Other Disposition of the Common Shares, Preferred Shares or ADSs of Brasil Telecom

A deposit or withdrawal of common shares or preferred shares by a U.S. Holder in exchange for the ADS that represent such shares will not result in the realization of gain or loss for U.S. federal income tax purposes. A U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of a common share, preferred share or ADS of Brasil Telecom held by the U.S. Holder or the depositary, as the case may be, in an amount equal to the difference between the U.S. Holder’s adjusted basis in its common shares, preferred shares or ADSs of Brasil Telecom (determined in U.S. dollars) and the U.S. dollar amount realized on the sale, exchange or other disposition. If a Brazilian tax is withheld on the sale, exchange or other disposition of a share, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale, exchange or other disposition before deduction of the Brazilian tax. In the case of a non-corporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to capital gain generally will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than, as discussed above, certain dividends) if such holder’s holding period for such common share, preferred share or ADS of Brasil Telecom exceeds one year (i.e., such gain is a long-term capital gain). Capital gain, if any, realized by a U.S. Holder on the sale or exchange of a common shares, preferred share or ADS of Brasil Telecom generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, in the case of a disposition or deposit of a common share, preferred share or ADS of Brasil Telecom that is subject to Brazilian tax, the U.S. Holder may not be able to use the foreign tax credit for that Brazilian tax unless it can apply the credit against U.S. tax payable on other income from foreign sources in the appropriate income category, or, alternatively, it may take a deduction for the Brazilian tax if it elects to deduct all of its foreign income taxes. The deductibility of capital losses is subject to limitations under the Code.

The initial tax basis of a U.S. Holder’s common shares, preferred shares or ADSs of Brasil Telecom will be the U.S. dollar value of the reais-denominated purchase price determined on the date of purchase. If the common shares, preferred shares or ADSs of Brasil Telecom are treated as traded on an “established securities market,” a cash basis U.S. Holder, or, if it elects, an accrual basis U.S. Holder, will determine the dollar value of the cost of such common shares, preferred shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The conversion of U.S. dollars to reais and the immediate use of that currency to purchase common shares, preferred shares or ADSs generally will not result in taxable gain or loss for a U.S. Holder.

With respect to the sale or exchange of or common shares, preferred shares or ADSs, the amount realized generally will be the U.S. dollar value of the payment received determined on (1) the date of receipt of payment in the case of a cash basis U.S. Holder, and (2) the date of disposition in the case of an accrual basis U.S. Holder. If the common shares, preferred shares or ADSs of Brasil Telecom are treated as traded on an “established securities market,” a cash basis taxpayer, or, if it elects, an accrual basis taxpayer, will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

Other Brazilian Taxes

Any Brazilian IOF/Exchange Tax or IOF/Bonds and Securities Tax (as discussed under “—Brazilian Tax Considerations” above) may not be treated as a creditable foreign tax for U.S. federal income tax purposes, although a U.S. Holder may be entitled to deduct such taxes if it elects to deduct all of its foreign income taxes. U.S. Holders should consult their tax advisors regarding the U.S. federal income tax consequences of these taxes.

New Legislation

Newly enacted legislation requires certain U.S. Holders who are individuals, estates or trusts to pay a 3.8% tax on, among other things, dividends and capital gains from the sale or other disposition of the common shares, preferred shares or ADSs of Brasil Telecom for taxable years beginning after December 31, 2012. In addition, for taxable years beginning after March 18, 2010, new legislation requires certain U.S. Holders who are individuals to report information relating to an interest in the common shares, preferred shares or ADSs of Brasil Telecom, subject to certain exceptions (including an exception for shares or ADSs held in custodial accounts maintained with a U.S. financial institution). U.S. Holders are urged to consult their tax advisers regarding the effect, if any, of new U.S. federal income tax legislation on their ownership and disposition of the common shares, preferred shares or ADSs of Brasil Telecom.

Passive Foreign Investment Company Rules

A Non-U.S. corporation will be classified as a “passive foreign investment company,” or a PFIC, for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (1) at least 75 percent of its gross income is “passive income,” or (2) at least 50 percent of the average value of its gross assets is attributable to assets that produce “passive income” or is held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. For purposes of the PFIC asset test, the aggregate fair market value of the assets of a publicly traded foreign corporation generally is treated as being equal to the sum of the aggregate value of the outstanding stock and the total amount of the liabilities of such corporation (the “Market Capitalization”).

Based on certain estimates of the gross income and gross assets of Brasil Telecom, the nature of its business, the size of its investment in certain subsidiaries, and its anticipated Market Capitalization, Brasil Telecom believes that it will not be classified as a PFIC for its taxable year ended December 31, 2009. Brasil Telecom’s status in future years will depend on its assets and activities in those years. Brasil Telecom has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC for the taxable year ending December 31, 2010 or any future year, but there can be no assurance that Brasil Telecom will not be considered a PFIC for any taxable year because its status will depend on its assets and activities in those years, as well as its actual Market Capitalization as determined at the end of each calendar quarter. If Brasil Telecom is or becomes a PFIC (except as discussed below), any excess distribution (generally a distribution in excess of 125% of the average distribution over a three-year period or shorter holding period for Brasil Telecom’s common shares or preferred shares) and realized gain will be treated as ordinary income and will be subject to tax as if (1) the excess distribution or gain had been realized ratably over the U.S. Holder’s holding period, (2) the amount deemed realized in each year had been subject to tax in each such year at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before Brasil Telecom became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (3) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. U.S. Holders should consult their own tax advisors regarding the tax consequences that would arise if Brasil Telecom were treated as a PFIC.

If Brasil Telecom were a PFIC, a U.S. Holder of the common shares, preferred shares or ADSs of Brasil Telecom may be able to make certain elections that may alleviate certain of the tax consequences referred to above. Where a company that is a PFIC meets certain reporting requirements, a U.S. Holder can avoid certain adverse PFIC consequences described above by making a “qualified electing fund,” or QEF, election to be taxed currently on its proportionate share of the PFIC’s ordinary income and net capital gains. However, Brasil Telecom does not intend to comply with the necessary accounting and record keeping requirements that would allow a U.S. Holder to make a QEF election with respect to Brasil Telecom.

If the common shares, preferred shares or ADSs of Brasil Telecom are “regularly traded” on a “qualified exchange,” a U.S. Holder may make a mark-to-market election with respect to the common shares, preferred shares or ADSs of Brasil Telecom, as the case may be. If a U.S. Holder makes the mark-to-market election, for each year in which Brasil Telecom is a PFIC, the holder will generally include as ordinary income the excess, if any, of the fair market value of the common shares, preferred shares, or ADSs of Brasil Telecom, as the case may be, at the end of the taxable year over their adjusted tax basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted tax basis of the common shares, preferred shares or ADSs of Brasil Telecom, over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder’s tax basis in the common shares, preferred shares or ADSs of Brasil Telecom, as the case may be, will be adjusted to reflect the amount of any such income or loss. Any gain recognized on the sale or other disposition of the common shares, preferred shares or ADSs of Brasil Telecom will be treated as ordinary income. Our common shares, preferred shares and ADSs will be considered “marketable stock” if they are traded on a qualified exchange, other than in de minimis quantities, on at least 15 days during each calendar quarter. The NYSE is a qualified exchange and the BM&FBOVESPA may constitute a qualified exchange for this purpose provided the BM&FBOVESPA meets certain trading volume, listing, financial disclosure, surveillance and other requirements set forth in applicable U.S. Treasury Regulations. However, Brasil Telecom cannot be certain that the common shares, preferred shares or ADSs of Brasil Telecom will continue to trade on the BM&FBOVESPA or the NYSE, respectively, or that the common shares, preferred shares or ADSs of Brasil Telecom will be traded on at least 15 days in each calendar quarter in other than de minimis quantities. U.S. Holders should be aware, however, that if Brasil Telecom were determined to be a PFIC, the interest charge regime described above could be applied to indirect distributions or gains deemed to be attributable to U.S. Holders in respect of any of its subsidiaries that also may be determined to be a PFIC, and the mark-to-market election generally would not be effective for such subsidiaries. Each U.S. Holder should consult its own tax advisor to determine whether a mark-to-market election is available and the consequences of making an election if Brasil Telecom were characterized as a PFIC.

Recently enacted legislation creates an additional annual filing requirement (the “Reporting Legislation”) for U.S. persons who are shareholders of a PFIC. The Reporting Legislation does not describe what information will be required to be included in the additional annual filing, but rather grants the Secretary of the U.S. Treasury authority to decide what information must be included in such annual filing. The IRS has recently issued guidance providing that as it develops further guidance regarding the Reporting Legislation, (1) persons that were required to file Form 8621 prior to the enactment of the Reporting Legislation must continue to file Form 8621 as appropriate, and (2) shareholders of a PFIC that were not otherwise required to file Form 8621 annually prior to March 18, 2010, will not be required to file an annual report as a result of the Reporting Legislation for taxable years beginning before March 18, 2010. If Brasil Telecom were a PFIC for a given taxable year, then U.S. Holders should consult their tax adviser concerning their annual filing requirements.

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders. Information reporting generally will apply to the distributions made on the common shares, preferred shares or ADSs of Brasil Telecom, and to proceeds from the sale or other disposition of the common shares, preferred shares or ADSs of Brasil Telecom made within the United States or by a U.S. payor or U.S. middleman to a holder of the common shares, preferred shares or ADSs of Brasil Telecom, other than an exempt recipient, including a corporation, a payee that is a non-U.S. person that provides an appropriate certification and certain other persons. A payor will be required to withhold backup withholding tax from any distributions made on the common shares, preferred shares or ADSs of Brasil Telecom, and to proceeds from the sale or other disposition of the common shares, preferred shares or ADSs of Brasil Telecom made within the United States or by a U.S. payor or U.S. middleman to a holder of the common shares, preferred shares or ADSs of Brasil Telecom, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 28% for taxable years through 2010.

Backup withholding is not an additional tax. A U.S. Holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed such holder’s U.S. federal income tax liability by filing a refund claim with the IRS. A U.S. Holder will be entitled to credit any amounts withheld under the backup withholding rules against such holder’s U.S. federal income tax liability provided the required information is furnished to the IRS in a timely manner.

The above description is not intended to constitute a complete analysis of all tax consequences relating to ownership and disposition of common shares, preferred shares or ADSs. Prospective purchasers should consult their own tax advisors concerning the tax consequences of their particular situations.

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

You may inspect and copy reports and other information that we file with or furnish to the SEC at the SEC’s Public Reference Room located at 100 F Street, N.E., Washington, D.C. 20549. Copies of these materials may be obtained by mail from the SEC’s Public Reference Room at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains an internet website at www.sec.gov from which you can electronically access these materials.

We also file financial statements and other periodic reports with the CVM, which are available for investor inspection at the CVM’s offices located at Rua Sete de Setembro, 111, 2nd floor, Rio de Janeiro, RJ, and Rua Formosa, 367, 20th floor, São Paulo, SP. The telephone numbers of the CVM in Rio de Janeiro and São Paulo are +55-21-3233-8390 and +55-11-2146-2000, respectively.

Copies of our annual report on Form 20-F and documents referred to in this annual report and our bylaws are available for inspection upon request at our headquarters at SIA/Sul, ASP, Lote D, Bloco B –71215-000 – Setor de Indústria, Brasília, DF, Brazil. Our filings are also available to the public through the internet at our website at www.oi.com.br/ir. The information included on our website or that might be accessed through our website is not included in this annual report and is not incorporated into this annual report by reference.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks related to changes in exchange rates and interest rates. The principal market for our products and services is Brazil, and substantially all of our revenues are denominated in reais.

Exchange Rate Risk

We are exposed to foreign exchange risk because a significant portion of our equipment costs, such as costs relating to switching centers and software used for upgrading network capacity, are primarily denominated in foreign currencies or linked to foreign currencies, primarily the U.S. dollar. In 2009, approximately 30% of our capital expenditures were U.S. dollar-denominated or linked to the U.S. dollar. A hypothetical, instantaneous 10.0% depreciation of the real against the U.S. dollar as of December 31, 2008 would have resulted in an increase of R$32 million in the cost of our capital expenditures in 2009, assuming that we would have incurred all of these capital expenditures notwithstanding the adverse change in the exchange rates.

Our financing cost and the amount of financial liabilities that we record are also exposed to exchange rate risk. As of December 31, 2009, R$532 million, or 12.0%, of our total consolidated indebtedness was denominated in foreign currency, excluding swap adjustments. At December 31, 2009, we protected 39.7% of our indebtedness affected by exchange rate variation against significant variations in exchange rates (primarily U.S. dollars, Japanese Yen and Cesta de Moedas) by using foreign currency swaps and foreign currency investments. At December 31, 2009, the aggregate notional principal amount of our swap contracts was approximately US$95 million, which mature in one to three years. At December 31, 2009, the fair value of the swap contracts was R$198 million.

In 2009, gains on foreign currency and monetary restatement amounted to R$123 million due to the appreciation of the real against the U.S. dollar. At December 31, 2009, a hypothetical, instantaneous and unfavorable 10.0% depreciation of the real against other relevant currencies would result in an increase of R$64 million in our total debt obligations considering the net impact of the increase in our debt obligations and the decrease in our swap position. For further information about our swap agreements, see note 30 to our audited consolidated financial statements included in this annual report.

Interest Rate Risk

We are exposed to interest rate risk because a significant portion of our indebtedness bears interest at floating rates. At December 31, 2009, our total outstanding indebtedness on a consolidated basis was R$4,454 million (excluding swap adjustments of R$198 million and including the transaction costs of R$11 million), of which R$3,927 million, or 88.2%, bore interest at floating rates, including R$3,796 million of real-denominated indebtedness that bore interest at rates based on the CDI rate or the TJLP rate, and R$131 million of U.S. dollar- and Japanese Yen-denominated indebtedness that bore interest at rates based on U.S. dollar and Japanese Yen LIBOR. At December 31, 2009, we did not have any outstanding derivative agreements to limit our exposure to variations in the TJLP rate or the CDI rate.

We invest our excess liquidity (R$2,099 million as of December 31, 2009) mainly in certificates of deposit issued by financial institutions with AAA rating from international rating agencies and in investment funds created by top Brazilian asset managers exclusively for us. The fund managers are responsible for managing our funds, subject to the direction of our senior management and board of directors. Currently, these funds are comprised mainly of government bonds and other low-risk financial instruments linked to the CDI rate. We believe that our exposure to fluctuations in Brazilian interest rates is partially mitigated by these investments.

The potential loss to us over one year that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates, extracted from the current forward curves would be approximately R$11 million to our future cash flows, considering both the impact in our debt obligations and swap position. This sensitivity analysis is based on the assumption of an unfavorable 100 basis points movement of the interest rates applicable to each homogeneous category of financial liabilities and sustained over a period of one year. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g., reais). As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuation for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

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

The depositary, The Bank of New York Mellon, collects its fees for the delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs or from intermediaries acting for them. The depositary also collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Persons depositing or withdrawing shares must pay:

•	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) for the issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property;

•	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) for the cancellation of ADSs for the purpose of withdrawal, including in the event of the termination of the deposit agreement;

•	US$0.02 (or less) per ADS (or portion thereof) for any cash distribution;

•	US$0.02 (or less) per ADS (or portion thereof) per calendar year for depositary services;

•

in the event of distributions of securities (other than our Class A preferred shares), a fee equivalent to the fee for the execution and delivery of ADRs referred to above which would have been charged, as a result of the deposit of such securities (treating such securities as Class A Preferred Shares for the purposes of this fee);

•	registration or transfer fees for the transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares;

•	expenses of the depositary for (1) cable, telex and facsimile transmissions (when expressly provided in the deposit agreement), and (2) converting foreign currency to U.S. dollars;

•

taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes, as necessary; and

•	any charges incurred by the depositary or its agents for servicing the deposited securities, as necessary.

Subject to certain terms and conditions, The Bank of New York Mellon has agreed to reimburse us for certain expenses it incurs that are related to establishment and maintenance expenses of the ADS program, including the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.

During the year ended December 31, 2009, we did not receive any fees or reimbursements from the depositary or the former depositary of our ADSs.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer, or CEO, and our chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information that we are required to disclose in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms of the SEC, and that it is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2009 under the supervision of our CEO and CFO. Based on our evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective at reasonable assurance level as of December 31, 2009.

Management’s Annual Report on Internal Control over Financial Reporting and Report of Independent Registered Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with applicable generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with applicable generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our CEO and CFO, our management conducted an assessment of our internal control over financial reporting as of December 31, 2009 based on the criteria established in “Internal Control — Integrated Framework” issued by COSO.

As a result of the assessment described above, our management concluded that as of December 31, 2009, we did maintain effective internal control over financial reporting based on the criteria established in “Internal Control — Integrated Framework” issued by COSO.

Attestation Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Brasil Telecom S.A.

We have audited the internal control over financial reporting of Brasil Telecom S.A. and subsidiaries (the “Company”) as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company has maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2009 of the Company and our report dated June 29, 2010, expressed an unqualified opinion on those financial statements and included explanatory paragraphs relating to the differences between Brazilian accounting practices and accounting principles generally accepted in the United States of America; the suspension of the corporate restructuring process; and the fact that the balances as of December 31, 2008 and for the years ended December 31, 2008 and 2007 were reclassified.

/s/ Deloitte Touche Tohmatsu

Auditores Independentes

June 29, 2010

Rio de Janeiro, Brazil.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2009, we implemented certain changes to our internal controls over financial reporting, in order to align our practices with those of our new controlling shareholder. Moreover, in order to mitigate the effects of the material weakness we had identified as of December 31, 2008 relating to the financial statement closing process, in connection with the reconciliations of shareholders’ equity and net income from Brazilian GAAP to U.S. GAAP, we improved the quality and efficiency of the process to monitor, review and operate the key internal controls over the financial reporting closing process, based on the expertise of the new controlling company’s specialized group, which became responsible for preparing our U.S. GAAP reconciliations in connection with our acquisition on January 8, 2009.

Since the end of 2009, in connection with the requirements of the Sarbanes-Oxley Act of 2002, our management undertook, among others, the following major action:

•	continued to integrate the internal control processes previously followed by our company with the internal control structure of its controlling shareholder.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

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

We have adopted a code of ethics that applies to members of our board of directors, fiscal council and board of executive officers, as well as to our other employees. A copy of our code of ethics may be found on our website at www.oi.com.br/ir. The information included on our website or that might be accessed through our website is not included in this annual report and is not incorporated into this annual report by reference.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm, Deloitte Touche Tohmatsu Auditores Independentes, during the fiscal years ended December 31, 2009 and 2008.

	Year ended December 31,
	2009		2008
	(in millions of reais)
Audit fees (1)	R$	5.0	R$	2.1
Audit-related fees		—		—
Tax fees		—		—
All other fees		—		—

Total fees	R$	5.0	R$	2.1

(1)	Audit fees consist of the aggregate fees billed by Deloitte Touche Tohmatsu Auditores Independentes in connection with the audit of our annual financial statements and interim reviews of our quarterly financial information.

Pre-Approval Policies and Procedures

Our fiscal council and board of directors have approved an Audit and Non-Audit Services Pre-Approval Policy that sets forth the procedures and the conditions pursuant to which services proposed to be performed by our independent auditors may be pre-approved. This policy is designed to (1) provide both general pre-approval of certain types of services through the use of an annually established schedule setting forth the types of services that have already been pre-approved for a certain year and, with respect to services not included in an annual schedule, special pre-approval of services on a case by case basis by our fiscal council and our board of directors, and (2) assess compliance with the pre-approval policies and procedures. Our management periodically reports to our fiscal council the nature and scope of audit and non-audit services rendered by our independent auditors and is also required to report to our fiscal council any breach of this policy of which our management is aware.

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

Significant Differences

The significant differences between Brasil Telecom’s corporate governance practices and the NYSE’s corporate governance standards are mainly due to the differences between the U.S. and Brazilian legal systems. Brasil Telecom must comply with the corporate governance standards set forth under the Brazilian Corporation Law, the rules of the CVM and the applicable rules of the BM&FBOVESPA, as well as those set forth in Brasil Telecom’s bylaws.

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

Because a majority of the voting power of Brasil Telecom’s capital stock is directly controlled by Coari, Brasil Telecom is a controlled company, and would therefore not be required to have a majority of independent directors if it were a U.S. domestic issuer.

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

Brasil Telecom is not required under Brazilian law to have, and accordingly does not have, a compensation committee. Under Brazilian Corporation Law, Brasil Telecom’s shareholders establish the aggregate compensation of its directors and executive officers, including benefits and allowances, at a general shareholder’s meeting based on the recommendation of Brasil Telecom’s board of directors.

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

Brasil Telecom must comply with certain corporate governance standards set forth under Brazilian Corporation Law, CVM rules and the applicable rules of the BM&FBOVESPA. See “Item 9. The Offer and Listing — Regulation of Brazilian Securities Markets.” These rules do not require Brasil Telecom to adopt and disclose corporate governance guidelines covering the matters set forth in the NYSE’s corporate governance standards. However, certain provisions of Brazilian Corporation Law that are applicable to Brasil Telecom address certain aspects of director qualifications standards and director responsibilities.

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

Although the adoption of a code of ethics is not required by Brazilian law, Brasil Telecom has adopted a code of ethics applicable to its directors, officers and employees, which addresses each of the items listed above. See “Item 16B. Code of Ethics.”

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS

(a) Financial Statements

(b) List of Exhibits

1.01	Bylaws of Brasil Telecom S.A., as amended through July 13, 2009 (English translation) (incorporated by reference to Form 20-F of Brasil Telecom S.A. filed on July 13, 2009.

1.02	Minutes of the Extraordinary Shareholders’ Meeting of Brasil Telecom S.A. held on September 30, 2009, adopting amendments to Bylaws of Brasil Telecom (English translation) (incorporated by reference to Form 6-K of Brasil Telecom filed on September 30, 2009).

1.03	Minutes of the Extraordinary Shareholders’ Meeting of Brasil Telecom S.A. held on June 16, 2010, adopting amendments to Bylaws of Brasil Telecom (English translation) (incorporated by reference to Form 6-K of Brasil Telecom filed on June 16, 2010).

2.01	Form of Deposit Agreement, among Brasil Telecom S.A., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to Form F-6 of Brasil Telecom S.A. filed on September 4, 2009).

2.02	Form of Amended and Restated Deposit Agreement, among Brasil Telecom S.A., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to Form F-6 of Brasil Telecom S.A. filed on September 4, 2009).

3.01	Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., L.F. Tel S.A., Fundação Atlântico de Seguridade Social, Asseca Participações S.A. and, as intervening parties, Telemar Participações S.A. and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to Exhibit 99.4 to Schedule 13D of Brasil Telecom S.A. filed on November 27, 2009).

3.02	Private Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., L.F. Tel S.A., Asseca Participações S.A., BNDES Participações S.A. – BNDESPar, Fiago Participações S.A., Fundação Atlântico de Seguridade Social, and, as intervening parties, Telemar Participações S.A., Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Fundação Petrobras de Seguridade Social – PETROS, Fundação dos Economiários Federais – FUNCEF and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to Exhibit 99.3 to Schedule 13D of Brasil Telecom S.A. filed on November 27, 2009).

4.01	Concession Agreement for Local, Switched, Fixed-Line Telephone Service between ANATEL and Brasil Telecom S.A., No. 116/2006, dated December 2005 (English translation) (incorporated by reference to Form 20-F of Brasil Telecom S.A. filed on July 13, 2009).

4.02	Schedule of Omitted Concession Agreements for Local Switched, Fixed-Line Telephone Service (incorporated by reference to Form 20-F of Brasil Telecom S.A. filed on July 13, 2009).

4.03	Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service between ANATEL and Brasil Telecom S.A., No. 150/2006, dated December 2005 (English translation) (incorporated by reference to Form 20-F of Brasil Telecom S.A. filed on July 13, 2009).

4.04	Schedule of Omitted Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service (incorporated by reference to Form 20-F of Brasil Telecom S.A. filed on July 13, 2009).

4.05	Statement of Authorization for Personal Mobile Services between ANATEL and Brasil Telecom Celular S.A., No. 026/2002, dated December 18, 2002 (English Translation) (incorporated by reference to Form 20-F of Brasil Telecom S.A. filed on July 13, 2009).

4.06	Schedule of Omitted Authorizations for Personal Mobile Services (incorporated by reference to Form 20-F of Brasil Telecom S.A. filed on July 13, 2009).

4.07	Instrument of Authorization for the Use of Radio Frequency Blocks for 2G services between ANATEL and 14 Brasil Telecom Celular S.A., No. 24/2004, dated May 3, 2004 (English Translation) (incorporated by reference to Form 20-F of Brasil Telecom S.A. filed on July 13, 2009).

4.08	Schedule of Omitted Instruments of Authorization for the Use of Radio Frequency Blocks for 2G services (incorporated by reference to Form 20-F of Brasil Telecom S.A. filed on July 13, 2009).

4.09	Instrument of Authorization for the Use of Radio Frequency Blocks for 3G services between ANATEL and 14 Brasil Telecom Celular S.A., No. 24/2008, dated April 29, 2008 (English Translation) (incorporated by reference to Form 20-F of Brasil Telecom S.A. filed on July 13, 2009).

4.10	Schedule of Omitted Instruments of Authorization for the Use of Radio Frequency Blocks for 3G services (incorporated by reference to Form 20-F of Brasil Telecom S.A. filed on July 13, 2009).

4.11	Stock Option Plan (2000) of Telecomunicações do Paraná S.A. – Telepar (predecessor to Brasil Telecom S.A.) (English Translation) (incorporated by reference to Form 20-F of Brasil Telecom S.A. filed on July 13, 2009).

4.12	Stock Option Plan (2007) of Brasil Telecom S.A. (English Translation) (incorporated by reference to Form 20-F of Brasil Telecom S.A. filed on July 13, 2009).

8.01	List of subsidiaries.

12.01	Certification of the Chief Executive Officer of Brasil Telecom S.A. pursuant to the Sarbanes-Oxley Act of 2002.

12.02	Certification of the Chief Financial Officer of Brasil Telecom S.A. pursuant to the Sarbanes-Oxley Act of 2002.

13.01	Certifications of the Chief Executive Officer and the Chief Financial Officer of Brasil Telecom S.A. pursuant to the Sarbanes-Oxley Act of 2002.

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

Date: June 30, 2010	BRASIL TELECOM S.A.

/s/ LUIZ EDUARDO FALCO PIRES CORRÊA
	Name:	Luiz Eduardo Falco Pires Corrêa
	Title:	Chief Executive Officer
Date: June 30, 2010

/s/ ALEX WALDEMAR ZORNIG
	Name:	Alex Waldemar Zornig
	Title:	Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Brasil Telecom S.A.

We have audited the accompanying consolidated balance sheets of Brasil Telecom S.A. and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in shareholders’ equity, cash flows and value added for the three years in the period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2009 and 2008, and the consolidated results of its operations, the changes in shareholders’ equity, its cash flows and the value added in its operations for the three years in the period ended December 31, 2009, in conformity with Brazilian accounting practices.

Brazilian accounting practices vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 32 to the consolidated financial statements.

As mentioned in Note 1(b), on September 25, 2009, the Fiscal Committee and the Board of Directors of Brasil Telecom S.A. and its shareholder Coari Participações S.A., approved the phase of the corporate restructuring involving the exchange of shares held by minority shareholders in Brasil Telecom S.A. for shares of Coari Participações S.A.. Furthermore, as mentioned in Note 31, in an extraordinary shareholders’ meeting that took place on June 16, 2010, the minority shareholders of the common and preferred shares of the Company did not approve the new proposed indirect share exchange ratios between the Company and Telemar Norte Leste S.A. that would have been used in the final phase of the corporate restructuring. Consequently, the corporate restructuring was suspended indefinitely.

As mentioned in Note 2, as a result of the harmonization of certain accounting practices between the Company and its new controlling shareholder, certain reclassifications were made to the prior period balance sheet as of December 31, 2008 and statements of operations for the years ended December 31, 2008 and 2007, pursuant to NPC 12 - Accounting Policies, Changes in Accounting Estimates and Error Correction, approved by CVM Resolution 506 / 06.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2009 based on the criteria established in Internal Control —Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 29, 2010, expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu

Auditores Independentes

June 29, 2010

Rio de Janeiro, Brazil.

BRASIL TELECOM S.A.

CONSOLIDATED BALANCE SHEETS

At December 31, 2009 and 2008

(In thousands of Brazilian reais)

		2008	2009
Current assets:
Cash and Cash Equivalents	Note 12	1,478,558	1,717,441
Cash investments	Note 12	561,867	381,951
Trade accounts receivable, net	Note 13	2,210,090	1,992,141
Inventories, net		54,048	42,063
Derivatives	Note 21	29,179	—
Recoverable taxes	Note 15	546,243	659,587
Deferred taxes	Note 10	389,446	341,668
Escrow Deposits	Note 16	678,972	359,561
Other assets		159,058	179,469

Total current assets		6,107,462	5,673,881
Non-current assets:
Long-term assets
Due from related parties	Note 14	—	1,674,750
Recoverable taxes	Note 15	294,819	552,409
Deferred taxes	Note 10	1,228,954	4,500,430
Escrow Deposits	Note 16	2,224,993	1,596,736
Other assets		145,625	186,687

Total long-term assets		3,894,390	8,511,012
Investments	Note 17	3,744	5,374
Property, plant and equipment, net	Note 18	5,902,124	6,993,405
Intangible assets	Note 19	1,632,218	1,572,404

Total permanent assets		7,538,086	8,571,183

Total non-current assets		11,432,476	17,082,195

Total assets		17,539,938	22,756,076

Current liabilities:
Payroll and related accruals		110,157	83,608
Suppliers		1,889,543	1,554,278
Taxes other than income taxes	Note 23	700,019	691,861
Dividends and employees’ profit sharing		424,022	141,253
Loans and financing	Note 20	670,707	869,963
Derivatives	Note 21	89,920	133,389
Tax financing program	Note 24	4,434	29,683
Licenses to offer services	Note 22	160,074	99,240
Provisions for contingencies	Note 25	218,297	433,390
Provision for pensions and other benefits	Note 26	148,391	104,533
Other liabilities		344,379	365,180

Total current liabilities		4,759,943	4,506,378
Non-Current liabilities:
Taxes other than income taxes	Note 23	259,960	273,552
Loans and financing	Note 20	3,993,198	3,572,606
Derivatives	Note 21	132,153	64,891
Tax financing program	Note 24	713	355,051
Licenses to offer services	Note 22	623,585	609,848
Provisions for contingencies	Note 25	710,380	1,440,105
Provision for pensions and other benefits	Note 26	607,400	575,180
Other liabilities		217,310	263,050

Total non-current liabilities		6,544,699	7,154,283
Minority interest		(5,656)	514
Shareholders’ equity:
Share capital		3,470,758	3,731,059
Capital reserves		1,338,246	6,980,315
Income reserves		1,431,948	383,527

Total shareholders’ equity	Note 27	6,240,952	11,094,901

Total liabilities and shareholders’ equity		17,539,938	22,756,076

The accompanying notes are an integral part of the financial statements.

BRASIL TELECOM S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2007, 2008 and 2009

(In thousands of Brazilian reais, except income per share)

		2007	2008	2009
Net operating revenue	Note 4	11,215,878	11,581,182	10,878,562
Cost of services and sales	Note 5	(6,362,124)	(6,180,293)	(5,905,598)

Gross profit		4,853,754	5,400,889	4,972,964
Operating expenses:		(3,392,696)	(3,409,476)	(6,243,819)
Selling expenses	Note 6	(1,464,203)	(1,338,360)	(1,391,535)
General and administrative expenses	Note 7	(1,266,942)	(1,339,567)	(1,434,808)
Other operating expenses, net	Note 8	(661,551)	(731,549)	(3,417,476)

Operating income before net financial expenses		1,461,058	1,991,413	(1,270,855)
Financial expenses, net	Note 9	(368,110)	(411,980)	(281,349)

Operating income		1,092,948	1,579,433	(1,552,204)

Income before taxes and minority interests		1,092,948	1,579,433	(1,552,204)
Income and social contribution taxes benefit (expenses)	Note 10	(294,727)	(551,468)	411,515

Income before minority interest		798,221	1,027,965	(1,140,689)
Minority interest		1,830	1,851	(2,000)

Net income (loss)		800,051	1,029,816	(1,142,689)

Shares outstanding at the balance sheet date¹		547,272,189	547,498,889	589,788,990

Income (loss) per share outstanding at the balance sheet date – R$[2]		1.46	1.88	(1.94)

(1)	In shares.
(2)	Per shares.

The accompanying notes are an integral part of the financial statements.

BRASIL TELECOM S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years ended December 31, 2007, 2008 and 2009

(In thousands of Brazilian reais)

		Capital Reserves		Profit Reserves
	Share Capital	Capital Reserves	Treasury Shares	Legal Reserve	Investments Reserve	Retained Earnings	Total
Balances as of January 1, 2007	3,470,758	1,483,451	(154,692)	309,291	—	346,260	5,455,068

Forfeiture of dividends						7,726	7,726
Net Income						800,051	800,051
Legal Reserve				39,864		(39,864)	—
Dividends and interest on shareholders’ equity						(757,423)	(757,423)
Stock Options		40					40

Balances as of December 31, 2007	3,470,758	1,483,491	(154,692)	349,155	—	356,750	5,505,462
Forfeiture of dividends						20,484	20,484
Net income						1,029,816	1,029,816
Legal Reserve				51,491		(51,491)	—
Dividends and interest on shareholders’ equity						(324,300)	(324,300)
Investments reserve
Attributed to prior year					377,277	(377,277)	—
Allocation in 2008					654,025	(654,025)	—
Treasury Shares		1,953	2,563				4,516
Stock Options		4,931				43	4,974

Balances as of December 31, 2008	3,470,758	1,490,375	(152,129)	400,646	1,031,302	—	6,240,952
Mergers (Note 1 (b))
Copart 2 S.A.		369,165					369,165
Brasil Telecom Participações S.A.	260,301	5,275,031				82,637	5,617,969
Forfeiture of dividends						11,501	11,501
Net loss						(1,142,689)	(1,142,689)
Accumulated loss absorption				(17,119)	(1,031,302)	1,048,421	—
Stock Options		(4,614)	2,487			130	(1,997)

Balances as of December 31, 2009	3,731,059	7,129,957	(149,642)	383,527	—	—	11,094,901

The accompanying notes are an integral part of the financial statements.

BRASIL TELECOM S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2007, 2008 end 2009

(In thousands of Brazilian reais)

	2007	2008	2009
OPERATING ACTIVITIES
Income before income tax and social (Considers reversal of interest on capital)	1,092,948	1,579,433	(1,552,204)
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation and Amortization	2,435,860	2,066,046	1,980,544
Allowance for Doubtful Accounts	348,001	370,242	549,602
Provision for Contingencies	649,683	711,486	3,339,706
Provison for Pension Plans	89,675	81,324	5,817
Recovery of expenses on Pension Plans Surplus	(81,209)	(61,104)	—
Loss (gain) on disposal of property, plant and equipment and intangible assets	3,473	56,774	78,300
Accrued financial charges	420,930	622,995	488,427
Other	17,148	(14,843)	—
Changes in assets and liabilities
Increase in Trade Accounts Receivable	(410,050)	(390,631)	(331,653)
Decrease (increase) in Inventories	31,453	(21,338)	11,985
Increase in Payroll and Related accruals	25,029	18,091	(36,949)
Decrease in Accounts Payable and Accrued Increase	(39,296)	(367,808)	(100,748)
Increase (decrease) in Taxes	85,255	(152,173)	(55,393)
Increase (decrease) in Licenses to offer Services	(101,905)	90,773	(74,571)
Decrease in Provisions for Contingencies	(469,174)	(451,050)	(348,240)
Decrease in Provisions for Pension Plans	(51,143)	(13,278)	(81,895)
Tax financing program	—	—	379,587
Increase (decrease) in Other assets and liabilities	32,402	99,052	12,573

Financial charges paid	(585,267)	(525,468)	(580,949)
Income tax and social contribution paid	(359,016)	(643,367)	(446,888)

CASH PROVIDED BY OPERATING ACTIVITIES	3,134,797	3,055,156	3,237,051
INVESTING ACTIVITIES
Cash Investments	382,800	1,283,442	179,916
Due from related parties	—	—	(300,000)
Proceeds from Sale of Fixed Assets	47,708	24,223	6,788
Escrow Deposits	(871,438)	(1,723,203)	(1,476,340)
Investments in Intangible and Fixed Assets	(1,317,712)	(1,438,442)	(1,398,252)

CASH FLOW FROM INVESTING ACTIVITIES	(1,758,642)	(1,853,980)	(2,987,888)
FINANCING ACTIVITIES
Dividends/interest on capital paid in the Year	(352,019)	(684,610)	(274,764)
Loans and Financing	601,028	739,338	757,014
Repayment of Loans	(1,417,006)	(336,428)	(770,887)
Payment of leasing obligations	(25,709)	(24,910)	—

CASH FLOW FROM FINANCING ACTIVITIES	(1,193,706)	(306,610)	(288,637)
Cash and cash equivalents recorded on merger of BrT Part (Note 1 (b) (v))	—	—	278,357

INCREASE IN CASH AND CASH EQUIVALENTS	182,449	894,566	238,883

CASH AND CASH EQUIVALENTS
AT THE BEGINNING OF THE YEAR	401,543	583,992	1,478,558
AT THE END OF THE YEAR	583,992	1,478,558	1,717,441

The accompanying notes are an integral part of the financial statements.

BRASIL TELECOM S.A.

CONSOLIDATED STATEMENTS OF VALUE ADDED

Years ended December 31, 2007, 2008 end 2009

(In thousands of Brazilian reais)

	2007	2008	2009
Revenues	15,430,883	15,779,713	14,500,844

Sales of goods and services	15,997,388	17,007,142	17,771,913
Voluntary discounts and cancellations	(585,034)	(1,320,766)	(2,958,049)
Losses on receivables	(348,001)	(370,242)	(549,602)
Other revenues	366,530	463,579	236,582
Inputs purchased from third parties	(5,447,590)	(5,219,705)	(4,908,484)

Materials	(380,219)	(395,232)	(301,636)
Costs of goods and services sold	(4,945,680)	(4,730,837)	(4,506,598)
Other outside assignments	(121,691)	(93,636)	(100,250)
Retentions	(3,085,543)	(2,777,532)	(5,530,755)

Depreciation and amortization	(2,435,860)	(2,066,046)	(1,980,544)
Provisions for contingencies	(649,683)	(711,486)	(3,550,211)

Wealth created	6,897,750	7,782,476	4,061,605
Value added received in transfer	523,770	787,181	665,890

Dividends (investments at cost)	383	3,016	—
Financial income	435,948	697,190	576,197
Lease income	87,439	86,975	89,693

Wealth for distribution	7,421,520	8,569,657	4,727,495

Distribution of wealth
Employees	666,253	878,598	804,514

Fees, salaries and premiums	305,982	409,784	379,806
Payroll taxes, benefits and profit sharing	270,596	387,490	377,625
Pension plan reserves	89,675	81,324	47,083
Government - Taxes	4,965,290	5,287,749	3,962,876
Donations and sponsoring	11,499	23,006	61,067
Lessors	980,257	1,352,339	1,039,727

Rentals, leases and insurance	341,008	401,356	396,416
Financial expenses	639,249	950,983	643,311
Shareholders	797,287	375,791	—

Interest on capital	350,400	324,300	—
Dividends	407,023	—	—
Allocation to legal reserve	39,864	51,491	—
Minority interest	(1,830)	(1,851)	2,000
Retained earnings (accumulated losses)	2,764	654,025	(1,142,689)

Wealth distributed	7,421,520	8,569,657	4,727,495

The accompanying notes are an integral part of the financial statements

BRASIL TELECOM S.A.

Notes to the consolidated financial statements

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

1. Operations

Brasil Telecom S.A. (“Company” or “BrT”) is a STFC concessionaire - Switched Fixed Telephone Service and performs since July of 1998 in the Region II of PGO – Grant General Plan, that includes the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul, besides Federal District, in the installment of STFC in the modalities of local and long intra-regional distance. Since January 2004, the Company has also been providing services in the form of national and international long-distance calls in all Regions and, as from January 2005, local calls also started to be provided outside Region II.

The Company Business, as well as the services rendered by it and the rates charged are regulated by ANATEL – Brazilian National Agency of Telecommunications.

The concession contracts in force, in the local services and long distance modes, came into effect starting from January 1, 2006, with validity until December 31, 2025. Additional information on those contracts is mentioned in the Note 30 (h).

Information relating to STFC quality and universal service targets is available for shareholders monitoring at ANATEL’s electronic page, on the following website: www.anatel.gov.br.

The Company is a Brazilian Securities and Exchange Commission (CVM) and the US SEC registrant, and its shares are traded on the BM&FBOVESPA and the New York Stock Exchange (NYSE) as American Depositary Receipts (ADRs).

Since September 30, 2009 the Company’s shareholder’s control is exercised directly by Coari Participações S.A. (“Coari”), whose equity represents 79.63% of voting capital and 48.20% of total capital. Until mentioned date, the Company was controlled by Brasil Telecom Participações S.A. (“BrT Part”), a company constituted on May 22, 1998 due to the process of privatization of Telebrás System.

The corporate restructuring resulting in direct control of the Company by Coari is presented in item (b), and began with the Brasil Telecom’s acquisition by Telemar Norte Leste S.A. (“TMAR”) that, on January 8, 2009 acquired through its indirect subsidiary Copart 1 Participações S.A. (“Copart 1”) the control of BrT Part and of the Company.

Telemar acquired control of Brasil Telecom through the acquisition of 100% of Invitel S.A. shares (“Invitel”), which in turn held 99.99% of the shares of Solpart Participações S.A. (“Solpart”), which held 51.41% of BrT Part voting capital and 18.93% of its total capital.

The Share Acquisition Agreement (the “Agreement”), entered into on April 25, 2008, was disclosed through a Material Fact by the involved companies issued on the same date, and supplemental material facts were issued on events or facts inherent to the Contract.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

(a) Main direct and indirect subsidiaries of the Company

14 Brasil Telecom Celular S.A. (“BrT Celular”)

BrT Celular, a wholly-owned subsidiary of the Company, which operates since the fourth quarter of 2004 rendering Personal Mobile Services (“SMP”), is authorized to serve Region II of the PGO.

BrT Serviços de Internet S.A. (“BrTI”)

BrTI, awholly-owned subsidiary of the Company, is the controlling shareholder of the following entities:

•	iG Companies

The iG companies comprise Internet Group (Cayman) Limited (“iG Cayman”), iG Participações S.A. (“iG Part”) and Internet Group do Brasil S.A. (“iG Brasil”). iG Brasil operates as a dialup and broadband internet access provider. It also provides value-added services targeted for the home and corporate markets, including an internet connection accelerator. In addition, iG sells advertising space on its portal.

iG Cayman is a holding company that controls iG Part, which holds holds 32.53% interest in the capital of iG Brasil. iG Part and iG Brasil are companies organized and constituted in Brazil.

Brasil Telecom Cabos Submarinos Ltda. (“BrT CS”)

BrT CS, together with its subsidiaries, operates through a system of underwater optical fiber cables, with connection points in the United States, Bermuda, Venezuela and Brazil, allowing the flow of data traffic through integrated service packages, offered to local and foreign corporate customers.

BrT Comunicação Multimídia Ltda. (“BrT Multimídia”)

The Company held 90.46% interest in the capital of BrT Multimídia, whereas the remaining 9.54% is held by BrTI.

BrT Multimídia provides private telecommunications network services through local optical fiber digital networks in São Paulo, Rio de Janeiro and Belo Horizonte, and a long-distance network connecting these metropolitan business centers. BrT Multimídia operates nationwide through commercial agreements with other telecommunications companies to offer services to the other Brazilian regions. It also has Internet Solution Centers in São Paulo, Brasilia, Curitiba, Porto Alegre, Rio de Janeiro and Fortaleza, which offer services of co-location, hosting and other value added services.

Brasil Telecom Call Center S.A. (“BrT Call Center”)

BrT Call Center´s corporate purpose is the provision of call center services for third parties, including customer service operations, outbound and inbound telemarketing, training, support, consulting services and related activities, among other services. BrT Call Center began operations in November 2007 by providing call center services for BrT and its subsidiaries , each of which previously outsourced their respective call center services.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

BrT Card Serviços Financeiros Ltda. (“BrT Card”)

BrT Card was formed to provide management, control and support services for the development and sale of financial products and services, holds 99.99% of BrT Card’s shares and the remaining capital of BrT Card is held by BrTI. At balance sheet date, BrT Card had not commenced operations and had only highly liquid cash investments resulting from the payment of capital.

(b) Company corporate restructuring

The purpose of the corporate restructuring was to optimize the control structure, to streamline its control structure and to use the synergy between their respective activities to increase operating efficiency.

On December 19, 2008, ANATEL issued Act 7,828, under which ANATEL’s Executive Board granted prior approval for acts relating to the merger of Invitel, Solpart and BrT Part by TMAR.

As disclosed in the Material Fact (Fato Relevante), dated July 15, 2009 a subsequent admendment, dated July, 21, 2009, as well as a Material Fact dated August 12, 2009, stage 1 and step 2 of stage 2 of the corporate restructuring were performed, on July, 31 and September, 30, 2009, respectively, consisting of a series of mergers carried out pursuant to Articles 230 and 252 of Law 6,404/76 (the “Brazilian Corporate Law”) by TMAR subsidiaries, as described below.

(i)	Merger of Invitel into its subsidiary Solpart, pursuant to which Invitel ceased to exist on July 31, 2009.

(ii)	Merger of Solpart into its parent company Copart 1, pursuant to which Solpart ceased to exist on July 31, 2009.

(iii)	Merger of Copart 1 into BrT Part., pursuant to which Coari, the holder of all of the shares of Copart 1, received BrT Part shares in exchange for its Copart 1 shares, Copart 1 was subsequently liquidated on July 31, 2009.

(iv)	Merger of Copart 2 into BrT, pursuant to which Coari, holder of all of the shares of Copart 2, received BrT shares in exchange for its Copart 2 shares; Copart 2 was subsequently liquidated on July 31, 2009.

The aggregate value of the net assets of Copart 2 merged into BrT Part was R$369,165, which merger did not result in a increase of BrT Part’s capital; the aggregate value of the net assests was fully recorded as a capital reserve, pursuant to Article 200 of the Brazilian Corporate Law.

As a result of the merger of Copart 2 into BrT, 0.0005041618 BrT common shares were issued in exchange for each Copart 2 common share and 0.0471152627 BrT preferred shares were issued in exchange for each Copart 2 preferred share.

The Company held 13,231,556 preferred shares in treasury which were unaffected by this merger.

(v)	Merger of BrT Part into BrT, pursuant to which Coari, holder of 54.45% of BrT Part shares and 10.62% of BrT shares, received 231,077,513 BrT’ shares (comprised of 161,359,129 common shares and 69,718,384 preferred shares) in exchange for its BrT Part shares. As a result of the merger, Coari holds 48.20% of BrT’s equity. BrT Part was liquidated on September 30, 2009.

The aggregate value of the net assets of BrT Part merged into BrT was R$5,535,332, which merger resulted in a capital increase in BrT of R$260,301. R$1,413,592 of BrT’s capital was recorded as a capital reserve and R$3,861,439 was recorded as goodwill special reserve, pursuant to CVM Instruction 319/1999.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

The capital increase resulted from the issuance of 201,143,307 common shares and 209,155,151 preferred shares of BrT, which were fully attributed to BrT Part’s shareholders. Therefore, BrT’s capital was increased to R$3,731,059, comprised of 203,423,176 common shares and 399,597,370 preferred shares.

As a result of BrT Part’s merger, 1.2190981 common shares of BrT were issued in exchange for each BrT Part common share and 0.1720066 BrT common share and 0.9096173 BrT preferred shares were issued in exchange for each BrT Part preferred share.

BrT Part held 1,480,800 common shares in treasury, which have been cancelled. BrT held 13,231,556 preferred shares in treasury which were unaffected by this merger.

All valuations of the equity and net assets of the merged companies have been conducted by specialized company (Apsis Consultoria Empresarial Ltda.), in compliance with Articles 226 and 227 of the Brazilian Corporate Law, based on carrying values as of May 31, 2009, adjusted by (1) corporate events that occurred from this date to the applicable merger date (July 31, 2009 or September 30, 2009) and (2) the most significant subsequent events. Other changes in financial position have been recorded by the merging company:

Balance Sheet – Copart 2	05/31/2009
Current assets	7,258
Investments	559,390
Intangible assets	366,788

Total Assets	933,436

Current Liabilities	4,880
Noncurrent liabilities	1
Shareholders’ equity	928,555

Total liabilities	933,436

Balance sheet – BrT Part	05/31/2009
Current assets	584,415
Noncurrent assets	1,495,722
Investments	7,345,051
Property, plant and equipment	455

Total Assets	9,425,643

Current Liabilities	330,789
Noncurrent liabilities	11,512
Shareholders’ equity	9,083,342

Total Liabilities	9,425,643

Changes in shareholders’ equity from May 31, 2009 to September 30, 2009 were accounted for at the Company in the amount of R$82,637.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

As required by the Brazilian Corporate Law, the mergers were submitted to and approved by a vote of the shareholders of Invitel, Solpart, Copart 1, BrT Part, Copart 2, Coari and the Company, at the meetings of the shareholders of these companies held on July 31, 2009 and September 30, 2009.

The Company’s shareholder structure as of September 30, 2009 is as follows:

Shareholder structure – Brasil Telecom S.A.

Shareholder	Common shares	%	Preferred shares	%	Total	%
Coari	161,990,001	79.63%	128,675,049	32.20%	290,665,050	48.20%
Non-controlling interests	41,433,175	20.37%	257,690,765	64.49%	299,123,940	49.60%
Treasury shares			13,231,556	3.31%	13,231,556	2.20%

Total	203,423,176	100.00%	399,597,370	100.00%	603,020,546	100.00%

Goodwill originally recorded under Brazilian GAAP by Copart 1 and merged into BrT Part arises partly from the merger of Solpart into Copart 1 and partly from the merger of Invitel into Solpart, in the total nominal amount of R$8,235,520, related to the acquisition of 100% of the shares of Invitel and 35.52% of the shares of BrT Part. For book purposes this goodwill was allocated to the step-up in property, plant and equipment and BrT’s concession to provide STFC services. As a result of the merger of Copart 1 into BrT Part (for tax purposes), goodwill was amortized in the accounting records of BrT Part pursuant to prevailing tax and accounting legislation, and did not generate any tax utilization in the first phase of the corporate restructuring.

Goodwill originally recorded under Brazilian GAAP by Copart 2 and merged into the Company, totaling R$737,664, arises from the acquisition of 10.62% of the shares of BrT and was allocated to the step-up in property, plant and equipment and BrT’s concession to provide STFC services. As a result of the merger of Copart 2 into the Company, goodwill was amortized in the accounting records of BrT (for tax purposes), pursuant to prevailing tax and accounting legislation, and generated tax utilization.

For the calculation of the net asset resulting from the downstream mergers of Copart 1 and Copart 2 into and with BrT Part and BrT, respectively, Copart 1 and Copart 2 recorded provisions for maintenance of shareholders’ equity integrity of its subsidiaries, in the amounts of R$4,072,381 and R$340,522, respectively. The recognized provisions reduce goodwill amounts relating to BrT’s concession to provide STFC services to the amount of the related tax benefit resulting from amortization, as prescribed by Article 1, Paragraph (a) of CVM Instruction 319/1999.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

After the completion of the Step 2 of the Stage 2, the resulting corporate structure is:

The shares issued in the merger of the BrT Part (Stage 2) were registered under a registration statements under the U.S. Securities Act of 1933 that was declared effective by the SEC on September 2, 2009.

As disclosed in a Material Fact, dated August, 12, 2009, Coari’s and BrT’s respective board of directors and management, approved step 3 of stage 2 of the corporate restructuring, on September 25, 2009, relating to the merger of BrT shares by Coari, a public company and direct subsidiary of TMAR, with the objective of transforming BrT into a wholly-owned subsidiary of Coari. However, as a result of circumstances disclosed in a Material Fact, dated January, 14, 2010, step 3 of stage 2 of the corporate restructuring is currently suspended.

2. Presentation of the consolidated financial statements

Preparation Criteria

The financial statements have been prepared and are presented in accordance with Brazilian accounting practices, provisions of the Brazilian Corporate Law and CVM regulations, and the changes introduced by Laws 11638/07 and 11941/09.

With the enactment of Law 11638/07, which was designed to update the Brazilian Corporate Law, so as to enable the convergence of Brazilian accounting practices with the International Financial Reporting Standards (IFRS), new accounting standards and technical pronouncements have been issued by the Accounting Pronouncements Committee (CPC), in conformity with such international accounting standards.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

In 2009, 26 new pronouncements (CPCs) and 12 technical interpretations (ICPCs) were issued by CPC and approved by CVM Resolutions for mandatory adoption beginning 2010. The CPCs and ICPCs which may be applicable to the Company, considering the nature of its operations, are as follows:

CPC	Title

15	Business Combinations
16	Inventories
20	Borrowing Costs
21	Interim Financial Reporting
22	Operating Segments
23	Accounting Policies, Changes in Accounting Estimates and Errors
24	Events after the Reporting Period
25	Provisions, Contingent Liabilities and Contingent Assets
26	Presentation of Financial Statements
27	Property, Plant and Equipment
30	Revenues
32	Income Taxes
33	Employee Benefits
36	Consolidated Financial Statements
37	First-time Adoption of International Financial Reporting Standards
38	Financial Instruments: Recognition and Measurement
39	Financial Instruments: Presentation
40	Financial Instruments: Disclosures
43	First-time Adoption of Technical Pronouncements CPC 15 to 40

ICPC	Title

01	Concession Agreements
04	Scope of Technical Pronouncement CPC 10 Share-based Payment
05	Technical Pronouncement CPC 10 Share-based Payment – Treasury and Group Share Transactions
08	Accounting for Proposed Dividend Payments
10	Clarifications of Technical Pronouncements CPC 27 - Property, Plant and Equipment and CPC 28 - Investment Property

The Company’s management is analyzing the effects of the changes introduced by these new pronouncement and, in the event of adjustments arising from the adoption of new accounting practices beginning January 1, 2010, the Company will analyze the need to remeasure the impacts that would be produced on its 2009 financial statements, for comparative purposes, as if the new procedures were already in effect at the beginning of the year ended December 31, 2009.

Consolidation criteria

The Company’s and its subsidiaries’ maintain consistent accounting practices.

Consolidated financial statements were prepared according to CVM Instruction 247/1996 and include the financial statements of the Company’s direct and indirect subsidiaries. The main consolidation procedures are as follows:

•	Addition of assets, liabilities, income and expense accounts according to their accounting substance;

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

•	Elimination of intercompany accounts and transactions;

•	Elimination of investments and equity interests in subsidiaries;

•	Disclosure of non-controlling interests in shareholders’ equity and income (loss); and

•	Consolidation of exclusive investment funds (note 12)

Adoption of Technical Pronouncement CPC 02 Effects of Changes in Exchange Rates and Translation of Financial Statements

a) Functional and reporting currency

The Company and its subsidiaries operate has telecom carriers in the Brazil and engage in related telecom industry activities (see note 1), and the currency used in their operations is the Brazilian real (R$).

To define their functional currency, management considered the currency that influences:

•	the sale price of their products and services;

•	the costs of services and sales;

•	the cash flows for trade receivables and trade payments; and

•	interest, investments and borrowings.

Accordingly, the Company and its subsidiaries’ functional currency is the Brazilian real (R$), which is also the reporting currency.

b) Transactions and balances

The transactions in foreign currency are translated into the functional currency using the exchange rate in effect on the transaction date. Foreign exchange differences from translation are recognized in the statement of operations.

c) Group companies

The Company has investments in companies headquartered abroad, none of which is hyperinflationary economies and with functional currency other than the Brazilian real (R$).

d) Non-cash items indexed to foreign currency

The company and its subsidiaries do not have non-cash items indexed to foreign currency (other than the functional and reporting currency).

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

Reclassifications

We reclassified several items of the comparative financial statements for the year ended December 31, 2008 to conform them to the best disclosure accounting practices. These reclassifications are as follows:

	Originally presented on 12/31/2008	Inflation adjustment of reserve for contingent liabilities (i)	Employee and management profit sharing (ii)	Taxes (iii)	Share-based compensation (iv)	Tax Financing Program (v)	Consignment in favor of third parties (vi)	Deferred income tax/social contribution (vii)	Adjusted Balances on 12/31/2008
Deferred taxes (current)	967,393							(31,703)	935,690
Deferred taxes (non-current)	1,622,319							(98,547)	1,523,772
Suppliers	2,060,414						(170,871)		1,889,543
Loans and financing (current)	670,707							89,920	760,627
Derivatives (current)	89,920							(89,920)	—
Taxes other than income taxes (current)	736,156					(4,434)		(31,703)	700,019
Tax refinancing program (non-current)						4,434			4,434
Other liabilities (current)	173,508						170,871		344,379
Loans and financing (non-current)	3,993,198							132,153	4,125,351
Derivatives (non-current)	132,153							(132,153)	—
Taxes other than income taxes (non-Current)	359,220					(713)		(98,547)	259,960
Tax refinancing program (non-current)						713			713
Cost of services rendered and good sold	(6,209,418)		29,125						(6,180,293)
Selling expenses	(1,364,223)		25,863						(1,338,360)
General and administrative expenses	(1,401,349)		44,371		17,411				(1,339,567)
Other operating expenses, net	(468,853)	138,421	(99,359)	(284,347)	(17,411)				(731,549)
Financial expenses, net	(273,559)	(138,421)							(411,980)
Deductions from operating revenue (Note 4)	(5,710,307)			284,347					(5,425,960)

		Assets	Liabilities	Gross profit
Total Effects		(130,250)	(130,250)	313,472

	Originally presented on 12/31/2007	Inflation adjustment of reserve for contingent liabilities (i)	Employee and management profit sharing (ii)	Taxes (iv)	Share-based compensation (v)	Adjusted Balances on 12/31/2007
Cost of services rendered and good solds	(6,383,083)		20,959			(6,362,124)
Selling expenses	(1,485,352)		21,149			(1,464,203)
General and administrative expenses	(1,318,501)		38,340		13,219	(1,266,942)
Other operating expenses, net	(503,914)	93,362	(80,448)	(157,332)	(13,219)	(661,551)
Financial expenses, net	(274,748)	(93,362)	—	—	—	(368,110)
Deductions from operating revenue (Note 4)	(4,938,842)			157,332		(4,781,510)

(i)	Inflation adjustment of contingent liabilities was previously recognized in other operating expenses and started to be recognized as financial expenses.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

(ii)	Previously recorded in ‘Operating costs and expenses’, segregated in the structure costs of services and sales, selling expenses and general and administrative expense, employee and management profit sharing is now recognized in ‘Other operating expenses’.

(iii)	Previously, taxes on gross revenue were recorded as a deduction of gross revenue. Currently, these taxes are recognized as other operating expenses in the consolidated financial statements.

(iv)	Share-based compensation, a benefit granted to officers, was previously recognized in ‘General and administrative expenses’ and started to be recognized in ‘Other operating expenses’, disclosed in a specific line item.

(v)	Taxes in installments part of this program were previously recognized in ‘Deferred and payable taxes’ and started to be recognized in a specific line item of the balance sheet as Tax Refinancing Program.

(vi)	These amounts were previously recognized in ‘Trade accounts payable’, in the balance sheet, and started to be disclosed in ‘Other liabilities’.

(vii)	Deferred income tax and social contribution were recognized in deferred taxes in the assets and income taxes payable in the liabilities, depending on the origin of the tax determined. Currently they are accounted for at their net amount in ‘Deferred taxes’.

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

Brazilian Corporate Law differs in certain significant respects from US GAAP. For more information about the differences between Brazilian Corporate Law and US GAAP and a reconciliation of the Company’s net income and shareholders’ equity from Brazilian Corporate Law to US GAAP, see Note 32.

Segment reporting

The Company is presenting the report by business segment. A segment is an identifiable component of a company, engaged in providing services (business segment) or supplying products and providing services which are subject to different risks and consideration.

The Company operates in four segments: fixed telephony, data transmission and call center, mobile telephony and internet. See Note 33.c for the presentation of information on its reporting segments.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

3. Summary of principal accounting practices

Significant accounting practices adopted in the preparation of the financial statements are as follows:

(a) Cash and cash equivalents

Comprise cash, bank, and highly liquid short-term investments, immediately convertible to known cash amounts, and are stated at fair value at the balance sheet date, do not exceed their market value, and their classification is determined as shown in item (b) below.

(b) Short-term investments

Classified according to their purpose as: (i) trading securities; (ii) held-to-maturity; and (iii) available-for-sale.

Trading securities are measured at fair value and their effects are recognized in income. Held-to-maturity investments are measured at cost plus income earned, less the allowance for adjustment to probable realizable value, when applicable. Available-for-sale investments are measured at fair value and their effects are recognized in valuation adjustments to equity, when applicable.

(c) Trade accounts receivable

Receivables from telecommunications services are stated at the tariff or service amount on the date they were provided and do not differ from their fair value. Service receivables include receivables from services provided and not billed by the balance sheet date, whose amount is calculated based on the measurements made on balance sheet date or estimates considering historic performance. Taxes are also calculated on an accrual basis. Receivables from sales of handsets and accessories are stated at the sales prices and recorded when the products are delivered and accepted by the customers.

Charges of past-due bills are recognized when the bill of the first billing cycle subsequent to the payment of the past-due bill is issued.

(d) Allowance for doubtful accounts

An allowance for write-down to the recoverable value is recorded when there is objective evidence that the Company will not be able to collect all the amounts due within the original terms of its receivables.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

In the year ended December 31, 2009, the criterion adopted for recording the allowance for doubtful accounts takes into consideration the calculation of the actual loss percentages incurred on each maturity of accounts receivable, from when receivables are past-due for more than 60 days, increasing progressively, as follows:

Past-due receivables	% loss accrued
From 1 to 60 days	Zero
From 61 to 90 days	40
From 91 to 120 days	60
From 121 to 150 days	80
Over 150 days	100

In the year ended December 31, 2008, the criterion adopted for recording the allowance for doubtful accounts takes into consideration the calculation of the actual loss percentages incurred on each maturity of accounts receivable. Future losses on the current receivables balance are estimated based on these loss percentages.

(e) Inventories

Segregated and classified as follows:

•	Maintenance material inventories classified in current assets in accordance with the period in which they will be used are stated at average cost, not exceeding replacement cost;

•	Inventories for plant expansion, classified under property, plant and equipment, are stated at average cost of purchase and are used to expand the telephone plant.

•

Inventories of goods for resale, classified in current assets are stated at average cost of purchase, basically represented by handsets and accessories. For handsets and accessories, adjustments to probable realizable value are recorded in those cases in which the purchases are made at amounts exceeding sales prices. These losses are considered efforts to gain new customers. Recoverable losses are recognized for obsolete inventories.

(f) Investments

Other investments are stated at cost, less an allowance for adjustment to realizable value, when applicable.

(g) Property, plant and equipment

Stated at costs of purchase or construction and includes the step-up in fair value arising from the corporate restructuring (see note 1(b)), less accumulated depreciation. Historical costs include expenses directly attributable to the acquisition of assets. Financial charges on obligations financing assets and construction works in progress are capitalized.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

Subsequent costs are included in the carrying amount of the asset, as appropriate, only when those assets generate economic benefits in the future and can be reliably measured. The residual balance of the replaced asset is written off. Maintenance and repair costs are recorded in income (loss) for the period when they are incurred and are capitalized only when they clearly represent an increase in installed capacity or the useful lives of the assets.

Assets under finance leases are recorded in property, plant and equipment, as prescribed by CVM Resolution 554/2008, at the lower of fair value or the present value of the minimum lease payments, from the initial date of the agreement.

Depreciation is calculated on a straight-line basis, based on the estimated economic useful lives of the assets, which are annually reviewed by the Company.

(h) Intangible assets

Stated at cost, less accumulated amortization and the allowance for impairment losses, when applicable.

Consist basically of regulatory permits for the use of radiofrequency and the provision of Personal Mobile Services (SMP), software use rights and goodwill on the acquisition of investments, calculated based on expected future economic benefits.

Amortization of intangible assets is calculated under the straight-line method and considers, in the case of: (i) permit terms––the effective term of the permit, and (ii) software––a maximum period of five years. Goodwill calculated based on expected future earnings is not amortized from 2009.

(i) Impairment of long-lived assets

An assessment is performed annually or whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Long-lived assets may be identified as assets which have indefinite useful lives and assets subject to depreciation and amortization (property, plant and equipment and intangible assets). Impairment losses, if any, are recognized in the amount by which the carrying amount of an asset exceeds its recoverable value. Recoverable value is the higher of fair value less cost to sell and value in use. In order to be tested for impairment, the assets are grouped into the smallest identifiable group for which there are cash generating units (CGUs), and projections are made based on discounted cash flows, supported by expectations on the Company’s operations in its various business segments.

CGUs are the Company’s operating segments as they are the smallest separable cash generating units.

Net Present Value (NPV) projections for the CGUs are prepared taking into consideration the following assumptions:

•	Entity-related information sources: evidence of obsolescence or damage, discontinuation plans, performance reports, etc.;

•

Outside information sources: fair values of the assets, technologic environment, market environment, economic environment, regulatory environment, legal environment, interest rates, return rates on investments, market value of Company shares, etc.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

The recovery of these assets is supported by projections for assets with infinite useful lives. Additionally, according to Company tests, there are no evidences of impairment to result in the realization of projections for assets with finite useful lives.

(j) Discount to present value

The Company values its financial assets and financial liabilities to identify instances of applicability of the discount to present value.

In general terms, when applicable, the discount rate used is the average return of investments for financial assets or interest charged on Company borrowings financial liabilities. The contra entry is the asset or liability that originated the financial instrument, when applicable, and the deemed financial charges are allocated to income (loss) using the rate used for their calculation.

The Company concluded that there are no assets and liabilities recorded as of December 31, 2009 and 2008 subject to the discount to present value, in view of the following: (i) their nature; (ii) short-term realization of certain balances and transactions; (iii) absence of cash assets and cash liabilities with embedded or disclosed interest. When financial instruments are measured at the amortized costs, they are adjusted for inflation at the related contractual interest.

(k) Impairment of financial assets

The Company measures at the balance sheet date whether there is objective evidence that financial assets or a group of financial assets is impaired. A financial asset or group of financial assets is considered impaired when there is objective evidence, as a result of one or more events that occurred after the initial recognition of the asset, that the estimated future cash flows have been impacted.

(l) Loans and financing

Stated at amortized cost, plus inflation adjustment of exchange rate changes and interest incurred through the balance sheet date.

Transaction costs incurred are measured at amortized cost and recognized in liabilities, as a reduction to the balance of loans and financing, and are expenses over the contract term.

The Company and its subsidiaries do not use hedge accounting.

(m) Derivative financial instruments

We contract derivatives to mitigate the exposure to market risks arising from changes in exchange rates on foreign currency-denominated debts and, therefore, are classified in line account ‘Loans and financing’.

Derivatives are initially recognized at market value on the date a derivative contract is entered into and are subsequently measured at fair value. Changes in the fair value of any of these derivatives are recorded directly in the statement of operations.

(n) Reserve for contingent liabilities

Recorded for contingent risks assessed by management and the Company’s in-house and outside legal counsel as probable loss, based on the expected outcome of ongoing lawsuits.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

(o) Employee benefits

Benefits offered are as follows:

•

Pension plans - the private pension plans and other postretirement benefits sponsored by the Company for the benefit of its employees are managed by three foundations. Contributions are determined based on actuarial calculations, when applicable, and charged to income (loss) on the accrual basis.

The Company sponsors defined benefit and defined contribution plans. In the defined contribution plan, the sponsor makes fixed contributions to a fund managed by a separate entity. The sponsor does not have the legal or constructive obligation of making additional contributions, in the event the fund lacks sufficient assets to pay all employees the benefits related to the services provided in the current period and prior periods. The contributions are recognized as employee benefit expenses as incurred.

The obligation recognized in the balance sheet as regards the defined benefit pension plans presenting a deficit, corresponds to the present value of the benefits defined at the balance sheet date, less the fair value of the plan’s assets. The defined benefit is annually calculated by independent actuaries, who use the projected unit credit method. The present value of the defined benefit is determined by discounting the estimated future cash outflows, using the projected inflation rate plus long-term interest. After the acquisition of BrT, on January 8, 2009, management started to review and reconcile the accounting practices and estimates of the Company and its parent, which was completed at the end of 2009, and the Company changed its practice to use the recognition of actuarial gains and losses under the corridor approach.

•

Stock Options - The Company has a stock option plan for its management and employees, and options granted are settled in shares. The fair value of the services received from employees in exchange for stock options is determined based on the fair value of the stock options, established on grant date.

The fair value of the services received from employees and management in exchange for the options is recognized as an expense during the vesting period. BrT reviews the estimate of the number of options expected to be exercised and recognizes the impacts of this review in the statement of income. The options settled in shares are recorded as an expense as a contra entry to an increase in shareholders’ equity.

Until the change in Company control, in January 2009, the Company maintained a stock option plan for its officers and employees for the purchase of shares of its parent at the time BrT Part, classified as settled in shares and cash. These options were fully exercised in the current year as a result of the change in the control of the Company.

•

Employee profit sharing - the accrual includes the employee profit sharing program and is accounted for on the accrual basis and involves all eligible employees, proportionately to the period of time worked in the year, according to the Program’s rules. The amount, which is paid by April of the year subsequent to the year profit sharing is accrued, is determined based on the target program established with the employees’ unions, under a collective bargaining agreement, pursuant to Law 10101/00 and the bylaws.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

(p) Use of estimates

The preparation of financial statements requires Management to make estimates to record certain assets, liabilities and other transactions. The financial statements include, therefore, estimates related to the useful lives of property, plant and equipment, the recoverable amount of long-lived assets, the reserve for contingent liabilities, the calculation of the provisions for income tax, the fair value measurement of financial instruments, and the calculation of the employee benefits. Actual results could differ from those estimates.

(q) Revenue recognition

Revenues refer mainly to the amount of the payments received or receivable from sales of services in the regular course of the Company’s activities. Revenue is stated at the gross amount, less approximate taxes, returns and discounts.

Revenue is recognized when it can be reliably measured, it is probable that future economic benefits will be transferred to the Company, the transaction costs incurred can be measured, the risks and rewards have been substantially transferred to the buyer, and certain specific criteria of each of the Company’s activities have been met.

Service revenue is recognized when services are provided. Local and long distance calls are charged based on time measurement according to the legislation in effect. The services charged based on monthly fixed amounts are calculated and recorded on a straight-line basis. Prepaid services are recognized as advances from customers and recognized in revenue as they are used by the customers.

Revenue from sales of payphone cards Public Use Telephony (TUP), cell phones and accessories is recognized when these items are delivered and accepted by the customers. Discounts on services provided and sales of cell phones and accessories are taken into consideration in the recognition of the related revenue. Revenues involving transactions with multiple elements are identified in relation to each one of their components and the recognition criteria are applied on an individual basis. Revenue is not recognized when there is significant uncertainty as to its realization.

(r) Expense recognition

Expenses are recognized on the accrual basis, considering their relation with revenue realization. Prepaid expenses relating to future years are deferred.

(s) Financial income and expenses

Financial income is recognized on the accrual basis and comprises interest on receivables settled after due date, gains on short-term investments and gains on derivatives. Financial expenses consist of interest and other charges on loans, financing, derivative contracts, and other financial transactions.

Interest on capital to be attributed to mandatory minimum dividends is recorded as financial expenses and reversed to retained earnings, as in substance it consists of allocation of net income. To avoid impacting financial ratios and allow the comparability between presented periods, the reversals are being presented under financial expenses, thus annulling its impacts.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

(t) Income tax and social contribution - current and deferred

Income tax and social contribution on income are recorded on the accrual basis, based on enacted laws. Said taxes attributed to temporary differences and tax loss carryforwards are recorded in assets or liabilities, as applicable, only under the assumption of future realization or payment. The Company prepares technical studies that consider the future generation of taxable income, according to management exaltations, considering the continued operations. Future earnings are compared to the nominal value of recoverable taxes over a period limited to ten years and reduces the deferred tax credit as it identifies that future taxable income sufficient for the partial or total utilization of deferred taxes is less than probable. The technical studies are updated annually and the tax credits are adjusted based on the results of these reviews.

(u) Accounting for government grants and disclosure of government assistance

Government grants are recorded in income (loss) for the year as a reduction of related expenses.

(v) Earnings (loss) per share

Earnings (loss) per share are calculated based on the amount of outstanding shares at the balance sheet date. Outstanding shares are represented by the total shares issued, less the shares held in treasury.

4. Operating revenue from services and sales

	Year ended December 31,
	2007	2008	2009
Local services:
Subscription	3,535,708	3,675,529	3,887,986
Fixed and Fixed x Mobile	2,983,272	2,845,861	2,560,016
Public telephones	546,007	474,656	351,569
Other	47,276	28,351	32,884

Total	7,112,263	7,024,397	6,832,455
Long distance services:
Intraregional	2,662,498	2,577,690	2,309,711
Interregional and International	284,956	274,921	234,015

Total	2,947,454	2,852,611	2,543,726
Mobile telephone services:
Telephone	1,648,816	1,739,963	1,771,501
Sales of goods	270,515	225,670	114,324

	1,919,331	1,965,633	1,885,825
Data transmission	2,415,374	3,404,372	4,751,408
Network services	715,567	823,219	739,871
Other	887,399	936,910	1,018,628

Gross operating revenues	15,997,388	17,007,142	17,771,913
Value added and other taxes on revenues	(4,196,477)	(4,105,194)	(3,935,302)
Discounts	(585,033)	(1,320,766)	(2,958,049)

Net operating revenue	11,215,878	11,581,182	10,878,562

There are no customers who individually account for more than 5% of gross operating revenues.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

5. Cost of services rendered and goods sold – by nature

	Year ended December 31,
	2007	2008	2009
Depreciation and amortization	(2,033,845)	(1,683,112)	(1,528,809)
Personnel	(162,494)	(338,489)	(397,001)
Mobile handsets and accessories	(255,429)	(236,603)	(86,838)
Materials	(69,951)	(64,073)	(75,559)
Third party services	(3,252,907)	(3,173,305)	(3,126,908)
Rental, leases and insurance	(313,925)	(395,008)	(386,452)
Other	(273,573)	(289,703)	(304,031)

	(6,362,124)	(6,180,293)	(5,905,598)

6. Selling expenses

	Year ended December 31,
	2007	2008	2009
Provision for doubtful accounts	(348,001)	(370,242)	(549,602)
Third party services	(735,592)	(546,989)	(539,099)
Personnel	(229,004)	(237,650)	(176,085)
Rental, leases and insurance	(56,801)	(49,838)	(29,078)
Depreciation and amortization	(19,080)	(9,164)	(8,802)
Materials	(50,753)	(90,844)	(81,692)
Other	(24,972)	(33,633)	(7,177)

	(1,464,203)	(1,338,360)	(1,391,535)

7. General and administrative expenses

	Year ended December 31,
	2007	2008	2009
Third party services	(756,876)	(803,746)	(672,511)
Depreciation and amortization	(297,898)	(291,479)	(442,933)
Personnel	(172,348)	(220,049)	(294,517)
Rental, leases and insurance	(34,543)	(19,875)	(20,441)
Materials	(4,058)	(3,693)	(3,253)
Other	(1,219)	(725)	(1,153)

	(1,266,942)	(1,339,567)	(1,434,808)

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

8. Other operating expenses, net

	Year ended December 31,
	2007	2008	2009
Proceeds from settlement of litigation (a)	—	169,885	—
Fines and expenses recovered	173,743	248,479	226,258
Recovery of expenses on pension plans – surplus	81,209	61,104	40,479
Infrastructure rentals	87,439	86,975	89,693
Technical and administrative services	57,286	60,639	50,674
Reversal of other provisions	32,390	—	—
Subventions and Donations received	16,889	15,284	9,024
Settlement of dispute with Telecommunication Companies	16,610	21,403	—

Other operating revenue	465,566	663,769	416,128
Provision for contingencies, net of reversal	(556,321)	(573,065)	(3,339,706)
Taxes other than income taxes and VAT taxes	(244,187)	(429,979)	(324,874)
Employee and management profit sharing	(93,667)	(99,359)	(45,243)
Provision for actuarial liabilities of pension plan	(89,675)	(81,324)	(5,817)
Court fees	(51,060)	(59,430)	(49,911)
Amortization of goodwill on acquisition of investment	(84,911)	(82,291)	—
Donations and sponsoring	(11,499)	(23,006)	(15,824)
Gain (loss) on write-off of property, plant and equipment and intangible assets	(3,473)	(56,774)	(78,300)
Amortization of goodwill on merger	(126)	—
Other	7,802	9,910	26,071

Other operating expenses	(1,127,117)	(1,395,318)	(3,833,604)

	(661,551)	(731,549)	(3,417,476)

(a)	Refer to the amount received as a result of the Litigation Release and Settlement Instrument entered into by the Company, its subsidiary BrT Celular and its Parent Company, Opportunity Fund/ Banco Opportunity and their associates, and Telemar. Such settlement was in the common interest between the parties relating to the change of control of the Company, which is detailed in note 1.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

9. Financial expenses, net

	Year ended December 31,
	2007	2008	2009
Financial income
Inflation adjustment of escrow deposits	94,347	204,842	255,798
Investment yield	220,909	206,441	145,832
Interest and Monetary Variation on Other Assets	39,768	80,832	10,813
Gain on derivative transactions	—	31,889	(2,039)
Interest on Receivables from Associated Companies	—	—	73,727
Interest on Taxes and Contributions	33,544	113,492	40,597
Other Financial Incomes (i)	47,341	59,694	51,469

	435,909	697,190	576,197
Financial expenses
Interest on loans payable to third parties	(263,300)	(267,195)	(204,689)
Monetary and Exchange rate variation on loans to be paid to third parties	116,013	(231,593)	186,257
Expense on derivative transactions	(114,582)	54,408	(98,891)
Interest on Debentures	(129,328)	(134,933)	(140,873)
Interest and inflation adjustment on other liabilities	(138,845)	(242,078)	(177,276)
Inflation adjustment of reserve for contingencies	(93,362)	(138,421)	(210,505)
Interest on taxes	(28,143)	(62,025)	(104,885)
Exchange rate variation on investments abroad	—	(37,347)	(49,869)
Other Financial expenses	(152,472)	(49,986)	(56,815)

	(804,019)	(1,109,170)	(857,546)

	(368,110)	(411,980)	(281,349)

(i)	Other financial incomes are, substantially, comprised of monetary variation on ICMS recoverable.

10. Income and social contribution taxes expenses

Taxes on income encompass the income tax and the social contribution on net income. The income tax rate is 25% and the social contribution rate is 9%, generating aggregate taxation of 34%.

In the year ended December 31, 2009, we paid R$446,888 (2008 – R$643,367) of income tax and social contribution on a consolidated basis, of which R$426,785 (2008 – R$619,923) refer to tax calculated by the Company and its subsidiaries and R$20,103 (2008 – R$23,444) to taxes withheld on third parties.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

The expenses (benefits) for income and social contribution taxes recognized in the statements of operations, are as follows:

	Year ended December 31,
	2007	2008	2009
Social contribution tax	(126,952)	(153,967)	(107,992)
Income tax	(366,319)	(483,941)	(341,911)
Deferred taxes	198,544	86,440	861,418

	(294,727)	(551,468)	411,515

The following is a reconciliation of the amounts calculated by applying the combined statutory tax rates to the reported income before taxes and the reported income tax expense:

	Year ended December 31,
	2007	2008	2009
Pre-tax Brazilian income	1,109,722	1,588,848	(1,549,034)
Pre-tax foreign (i)	(16,774)	(9,415)	(3,170)
Income/ before taxes as reported in the accompanying consolidated financial statements	1,092,948	1,579,433	(1,552,204)
Combined statutory rate	34%	34%	34%
Tax expense at the combined statutory rate	(371,602)	(537,007)	527,749
Permanent additions:
Goodwill amortization	(28,852)	(27,979)	(36,736)
Non-deductible expenses (fines and souvenirs)	(6,143)	(69,975)	(84,754)
Other non-deductible expenses	(39,116)	(65,693)	—
Permanent exclusions:
Non-taxable income	21,224	43,670	77,274
Other items:
Interest on shareholders’ equity	119,136	110,262	—
Unrecognized tax loss	337	12,469	19,088
Utilization of Tax loss carryforwards	—	—	(98,149)
Other, net	10,289	(17,215)	7,043

Income and social contribution tax benefit (expense) as reported in the accompanying consolidated financial statements	(294,727)	(551,468)	411,515

(i)	Income of subsidiaries that do not recognize income tax and social contribution on tax loss carryforwards because they do not have any prospects that they will be recovered.

The financial statements for the year ended December 31, 2009 were prepared considering the best management estimates regarding the tax treatment under the criteria set out in the Transitional Tax Regime (RTT).

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

The composition of deferred tax assets and liabilities, based on temporary differences, is as follows:

	December 31,
	2008	2009
Deferred tax assets, net:
Income Tax Benefit related to reverse merger (IN 319/99 - CVM)	—	2,215,540
Provision for contingencies	435,941	1,502,605
Provision for actuarial deficiency – FbrTPrev	256,969	231,102
Allowance for doubtful accounts	132,450	181,577
Tax loss carry forwards	739,296	804,338
ICMS – 69/88 Agreement	25,481	24,133
Provisions for COFINS/CPMF/INSS and FUST Suspended Collection	82,323	116,819
Provision for losses – inventories and construction in progress	9,408	17,158
Write-off of deferred charges - adjustment to Law 11638/07	13,589	1,934
Leases - adjustment to Law 11638/07	1,561	1,114
Inflation adjustment of escrow deposits	(130,249)	(212,627)
Provision to recoverable amount	—	(88,081)
Other	51,631	46,486

Total	1,618,400	4,842,098

Current	389,447	341,668
Non-current	1,228,953	4,500,430

BRT and its subsidiaries record its deferred tax assets arising from temporary differences, of tax losses and negative basis of social contribution, in accordance with the provisions of Deliberation CVM 273/1998 and CVM Instruction 371/2002.

As follows, there are presented periods of assessment expectation of assets from deferred taxes relating to income tax and social contribution on net income, whose origins are based on temporary differences between the outcome accounting system by competence system and tax outcome, as well as tax loss on the negative basis of social contribution, where existing. The outcoming deadlines are based on technical study founded in future tax profits generated from fiscal years where temporary differences become expenditure fiscally deductible, which consider the actions taken by the Company aiming at broadening the customer basis for activities in the expansion phase. The values recognized in the financial statements are based on technical studies submitted annually to the approval of management and board of directors as well as to the examination of fiscal board.

2010	341,669
2011	460,788
2012	500,920
2013	480,003
2014	444,052
From 2015 to 2017	1,047,936
From 2018 to 2020	802,224
From 2021 to 2023	458,704
From 2024 onwards	305,802
Total	4,842,098
Current	341,668
Noncurrent	4,500,430

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

The expected recovery in the value of R$917,408 onwards year 2020 arises from:

R$86,663 related to the provision to cover the actuarial deficiency of pension plans, whose obligation is being financially settled in accordance with the maximum remaining period of 12 years, according to the delimited term established by SPC – Secretary of Complementary Previdence. Not withstanding the time limit set by SPC and in accordance with the estimated future profits tax, the Company is able to compensate its taxes on a period less than ten years, if the Company fully anticipate the debt settlement; and (ii) R$830,745 related to na amount of depreciation of the goodwill based upon the STFC license, with tax utilization foresee for years 2020 to 2025.

On December 31, 2009, in accordance with Instruction CVM 319/1999, as amended by Instruction CVM No 349/2001, in the context of the mergers described in Note 1 (b), the balance of STFC license recorded in the Company by the mergers of Copart 2 and BrT Part totaling R$2,215,540 was transferred from intangible assets for deferred and recoverable taxes, R$138,679 in current and R$2,076,861 in noncurrent.

Additionally, on September 30, 2009 the Company recorded income tax and deferred social contribution, resulting from the corporate restructuring completed on that date (Note 1(b)), in which fair value of (R$6,867,895) regarding to STFC licenses of the Company was recorded, net of provisions to keep the integrity of the net assets (R$4,412,903 ), totaling R$2,454,993 , being R$1,671,554 of income tax and R$601,759 of social contribution.

For the direct and indirect subsidiaries that do not have a profitable record and/or any expectation of generating sufficient taxable income over the next ten years, the tax credits in relation to income tax losses and a negative social contribution base, along with tax credits on timing differences, have not been fully recognized. The credits without accounting recognition totalled R$106,215 (2008 - R$124,715).

11. Supplemental cash flow information

	Year ended December 31,
	2007	2008	2009
Cash paid against provisions for contingencies	469,174	451,050	348,240
Non-cash transactions:
Merger of Copart 2	—	—	369,165
Merger of BrT Participações	—	—	5,617,969
Forfeiture dividends	7,726	20,484	11,501
Aquisition of permanent assets by incurring liabilities	82,082	1,239,463	187,803

12. Cash, Cash Equivalents and Short-term Investments

The cash equivalents and the short-term investments made by the Company and its subsidiaries in 2009 and 2008, are classified as trading securities measured at fair value.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

(a) Cash and cash equivalents

	December 31,
	2008	2009
Cash and banks	167,838	174,896
Cash Equivalents	1,310,720	1,542,545

	1,478,558	1,717,441

The cash equivalents portfolio is broken down as follows:

	December 31,
	2008	2009
Exclusive investment funds	562,537	1,134,355
Private securities	639,160	—
Private securities - Deposits certificates	—	319,767
Investments abroad - Deposits certificates	109,023	88,423

Total cash equivalent	1,310,720	1,542,545

(b) Short-term investments

	December 31,
	2008	2009
Exclusive investment funds	561,867	381,951

Current	561,867	381,951

(c) Exclusive investment funds portfolio

All investment funds in which BrT and its subsidiaries invest are unique group funds, in which, as of December, 31, 2009, BrT holds nearly 48% of the funds’ aggregate units (2008 – 24%), BrT Celular holds 32% (2008 – 29%) with the remaining subsidiaries holding 20% (2008 – 47%) of these funds’ units.

The composition of the consolidated exclusive funds is shown below:

	2008	2009
Repurchase operations	542,950	807,224
Private securities	19,587	325,022
Government securities	—	1,585
Others	—	524

Total classified as cash equivalents	562,537	1,134,355

Government securities	371,036	347,789
Private securities	190,831	34,162

Total classified as short-term investments	561,867	381,951

Exclusive investment funds	1,124,404	1,516,306

The Company has placed short-term investments in exclusive investment funds in Brazil and abroad, for the purpose of generating cash for the Company, and which are benchmarked against the CDI for investments denominated in reais and LIBOR for investments denominated in foreign currency.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

13. Trade accounts receivable, net

	December 31,
	2008	2009
Unbilled services	954,353	852,406
Billed services	1,589,911	1,652,530
Sale of goods	60,249	54,412

Subtotal	2,604,513	2,559,348
Allowance for doubtful accounts:
Services	(389,377)	(562,344)
Sale of goods	(5,046)	(4,863)

Subtotal	(394,423)	(567,207)

	2,210,090	1,992,141

A breakdown of the consolidated amounts receivable, by maturity, is shown below:

	2009	%	2008	%
To be billed	1,670,805	65.3	1,776,216	68.2
Overdue by up to 30 days	390,579	15.3	428,620	16.5
Overdue between 31 and 60 days	129,197	5.0	125,636	4.8
Overdue between 61 and 90 days	92,318	3.6	79,852	3.1
Overdue between 91 and 120 days	71,829	2.8	54,354	2.1
Overdue by more than 120 days	204,620	8.0	139,835	5.3

	2,559,348	100.0	2,604,513	100.0

As disclosed in note 3(d), the Company changed its accounting estimate on the allowance for doubtful accounts, in line with the estimate adopted by its indirect parent company TMAR. This change in estimate generated a consolidated increase in the allowance for doubtful accounts by approximately R$53,985 and net loss for the first half totaling R$38,541, net of taxes.

Past-due receivables are subject to a 2% fine on total debt, recorded under other operating income and collection of monthly prorated arrears interest of 1%, recorded under financial income and recognized when the first bill is issued after the payment of the past-due bill.

The Company can block call origination after 30 days past due, and block call origination and receiving after 60 days past due, and remove the terminal from the customer after 90 days past due, provided the customers is notified 15 days in advance. After the terminal is removed, which usually takes place after 95 and 110 days past due, the name of the nonperforming customer is sent to credit reporting agencies.

The changes to the SMP Regulation went into effect on February 13, 2008, as approved by ANATEL Resolution 477/2007. This Resolution changed certain default rules, as detailed below:

•	full blocking starts after 45 days, i.e., 30 days after partial blocking, compared to 15 days previously; and

•	the period after which a contract may be terminated is now 90 days after the payment date of the bill, with all other remaining deadlines were unchanged.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

The changes in the allowance for doubtful accounts were as follows:

	Year ended December 31,
	2007	2008	2009
Beginning balance	(357,635)	(375,390)	(394,423)
Provision charged to selling expense	(348,001)	(370,242)	(549,602)
Write-offs	330,246	351,209	376,818

Ending balance	(375,390)	(394,423)	(567,207)

14. Due from related parties

	December 31,
	2008	2009
Private debentures – principal	—	1,500,000
Interest on private debentures	—	174,750
Total	—	1,674,750

Nonurrent	—	1,674,750

Private debentures issued by TMAR

Company Rights acquired by merger

The Company Rights refer to the subscription by the merged BrT Part, on February 17, 2009, of 11,648 nonconvertible debentures, issued by TMAR - indirect parent company, for a unit price of R$103, totaling R$1,200,000. These debentures mature in five years, on December 11, 2013. These debentures yield interest equivalent to the DI compounded by spread of 4.0% per year, to be paid on the debentures’ maturity.

The subscription carried out by BrT Part was transferred to the Company, as a consequence of the BrT Part´s merger by the Company.

Subscription by BrT Part

On March 12, 2009, BrT Celular subscribed 2,885 nonconvertible debentures, issued by TMAR, for a unit price of R$104, totaling R$300,000. These debentures mature in five years, on December 11, 2013. These debentures yield interest equivalent to the DI compounded by spread of 4.0% per year, to be paid on the debentures’ maturity.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

15. Recoverable taxes

	December 31,
	2008	2009
Recoverable social contribution tax (i)	6,207	29,910
Recoverable income tax (i)	87,250	333,388
Sales and other taxes (ii)	747,605	848,698

Total	841,062	1,211,996

Current	546,243	659,587
Non-current	294,819	552,409

(i)	The Company and its subsidiaries record IRRF credits on financial applications, loan, dividends and other that are used as deduction in time assessments.
(ii)	The recoverable ICMS (Tax on Goods and Services) is a result mainly, of credits established on the acquisition of goods from property, plant and equipment, with realization of the applicable credit occuring up to 48 months, following acquisition, in accordance with Supplementary Law 102/2000.

16. Escrow Deposits

The balances of escrow deposits referring to contingencies with possible and remote loss risks are as follows:

	December 31,
	2008	2009
Civil	2,802,545	3,991,946
Labor	512,183	576,521
Tax	351,302	576,926

Subtotal	3,666,030	5,145,393
Provision for contingences	(520,287)	(2,781,111)
Taxes other than income taxes	(241,778)	(407,985)

Total	2,903,965	1,956,297

Current	678,972	359,561
Non-current	2,224,993	1,596,736

Escrow deposits for provisioned liabilities are presented as deductible from the applicable provision (see Note 25).

17. Investments

Investments stated at cost are represented by interests obtained by converting shares or capital quotas of tax incentives in regional FINOR/FINAN funds, Laws for Incentives for Information Technology Companies and Audivisual Law. They are predominantly composed of shares of other telecommunications companies located in the regions covered by these regional incentives.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

18. Property, plant and equipment, net

a. Composition

The changes in property, plant and equipment are as follows:

	Works in progress	Automatic switching equipment	Transmission equipment and Other (1)	Infrastructure	Buildings	Other Assets	Total
Cost of Property, plant & equipment (Gross Amount)
Balance at 01/01/08	460,353	5,156,452	14,690,865	3,893,822	1,042,997	1,746,167	26,990,656
Additions	1,586,465	2,412	286,234	9,028	10,444	65,631	1,960,214
Write-offs	(41,951)	(4,614)	(110,684)	(21,176)	(1,758)	(29,641)	(209,824)
Transfers	(994,910)	148,854	593,369	113,961	4,420	57,086	(77,220)
Balance at 12/31/08	1,009,957	5,303,104	15,459,784	3,995,635	1,056,103	1,839,243	28,663,826
Additions	1,000,926	984	120,390	3,138	3,588	27,867	1,156,893
Capital Reorganization (i)		309,467	1,356,648	101,683	263,905	128,685	2,160,388
Write-offs	(7,775)	(11,750)	(331,167)	(20,621)	(177)	(31,028)	(402,518)
Transfers	(1,461,106)	114,296	765,722	172,405	16,728	77,233	(314,722)
Balance at 12/31/09	542,002	5,716,101	17,371,377	4,252,240	1,340,147	2,042,000	31,263,867
Accumulated Depreciation
Balance at 01/01/08		(4,929,268)	(11,880,114)	(2,582,885)	(565,291)	(1,342,664)	(21,300,222)
Depreciation Expenses		(103,591)	(1,081,424)	(251,787)	(34,184)	(147,526)	(1,618,512)
Write-offs		4,951	109,023	19,407	703	22,986	157,070
Transfers			369		(25)	(382)	(38)
Balance at 12/31/08		(5,027,908)	(12,852,146)	(2,815,265)	(598,797)	(1,467,586)	(22,761,702)
Depreciation Expenses		(117,261)	(1,086,011)	(213,906)	(31,070)	(144,734)	(1,592,982)
Capital Reorganization (i)		(29,432)	(129,026)	(9,758)	(20,472)	(58,636)	(247,324)
Write-offs		10,599	270,568	17,377	47	26,242	324,833
Transfers		21,740	15,350	(20,443)	(848)	(9,086)	6,713
Balance at 12/31/09		(5,142,262)	(13,781,265)	(3,041,995)	(651,140)	(1,653,800)	(24,270,462)
Net PP&E
Balance at 01/01/08	460,353	227,184	2,810,751	1,310,937	477,706	403,503	5,690,434
Balance at 12/31/08	1,009,957	275,196	2,607,638	1,180,370	457,306	371,657	5,902,124
Balance at 12/31/09	542,002	573,839	3,590,112	1,210,245	689,007	388,200	6,993,405
Annual Average Depreciation Rate		20.0%	18.4%	8.5%	4.6%	20.0%

(1)	Transmission equipment and other include: data transmission and communication equipment.
(i)	The corporate restructuring completed during the year ended on December 31, 2009 is represented, substantially, by the amount of paid for the acquisition of the Company allocated to the step up in property, plant and equipment, in the original amount of R$2,105,290. This amount was recorded in the Company in connection with the merger of Copart 2 and BrT Part, as disclosed in Note 1 (b), on July 31 and September 30, 2009, respectively, net of amortization recognized in companies incorporated, in accordance with the Instruction CVM 319/1999.

Additional information

Pursuant to ANATEL concession contracts, all property, plant and equipment belonging to the Company that is indispensable to the providing of services under the contracts are revertible to ANATELand comprise part of the cost of the respective concession. These assets will automatically revert to Anatel upon the expiration of any concession contract that is not renewed.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

At December 31, 2009, the residual balance of these assets was R$4,189,204 (2008—R$3,001,610) and consisted of the assets and installations that formed part of work in progress, switching and transmission equipment and terminals for public use, equipment that is part of the external network, electrical equipment and systems and operational support equipment.

Since September 30, 2009, the Company changed the useful life of the property, plant and equipment, pursuant to an evaluation report prepared by an expert company (APSIS Consultoria Empresarial), and which presented the fair value of acquired assets and assumed liabilities in relation to the acquisition of the controlling interest of BrT Part, resulting in effects on BrT’s financial statements subsequent to October 1, 2009.

In December 2009, the appraisal report relating to the economic life cycle of property, plant and equipment was approved by the respective boards of directors of the Company’s subsidiaries’. Depreciation charges arising from the revised useful lives of the Company’s subsidiaries will be accounted in their financial statements beginning January 1, 2010.

The Company and its subsidiaries have estimated that the reduction in depreciation expense for the year 2010 will be approximately R$ 350 millions.

SEGMENT	USEFUL LIFE (new)
BUILDING AND IMPROVEMENTS	37 years

MACHINERY AND EQUIPMENTS:
Switching, Transmission and Data - Frame	20 years
Switching, Transmission and Data - Other equips.	10 years
Infrastructure (Electric power and Climatization) – Towers	25 years
Infrastructure (Electric power and Climatization) – Other equipments	20 years
Infrastructure (Other segments)	VU original (from 0 to 25 years)
Cable	10 years
Programming/Software/Upgrades	VU original (5 years)

VU – Useful Life

In the year ended on December 31, 2009, financial charges and transaction costs of works in process were capitalized in the consolidated financial statements in the aggregate amount of R$47,220.

b. Capitalized interest

As required in the telecommunication industry up to December 31, 1998, the Company capitalized interest attributable to construction-in-progress until that time at the rate of 12% per annum of the balance of construction-in-progress. Starting in 1999, the Company capitalizes interest on loans related to financing of construction in progress, and interest on internal financing is no longer capitalized. The amounts of R$21,736, R$39,354 and R$47,220 were capitalized in 2007, 2008 and 2009, respectively. Capitalized interest is depreciated over the same period as the associated assets.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

c. Rentals

The Company rents equipments, assumptions, dedicated lines and electrical energy public posts through a number of agreements that expire at different dates. Total annual rent expense under these agreements was as follows:

	Year ended December 31,
	2007	2008	2009
Rent expense	512,190	599,888	553,599

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

19. Intangible assets

The changes in intangible assets are as follows

	Goodwill	Intangible assets in progress	Data processing systems	Regulatory permits	Other	Total
Cost of intangible assets (gross amount)
Balance as of 01/01/08	498,813	9,565	2,174,233	387,871	106,396	3,176,878
Additions	16,254	264,861	6,654	489,985		777,754
Write-offs	(19,078)		(6,182)		(76,288)	(101,548)
Transfers		(260,656)	349,893	6,148	(11,007)	84,378
Balance as of 12/31/08	495,989	13,770	2,524,598	884,004	19,101	3,937,462
Additions		6,833	2,699		1,798	11,330
Capital Reorganization (i)	9,391		148		3,738	13,277
Write-offs			(459)			(459)
Transfers	32,458	86,922	241,065	(153)	(23,947)	336,345
Balance as of 12/31/09	537,838	107,525	2,768,051	883,851	690	4,297,955
Accumulated Amortization
Balance as of 01/01/08	(335,058)	—	(1,428,050)	(88,407)	(88,686)	(1,940,201)
Amortization expenses	(101,016)	—	(308,985)	(50,506)	(5,880)	(466,387)
Write-offs	18,941	—	6,080		76,287	101,308
Transfers			(12,050)		12,086	36
Balance as of 12/31/08	(417,133)	—	(1,743,005)	(138,913)	(6,193)	(2,305,244)
Amortization expenses			(329,029)	(58,227)	(306)	(387,562)
Capital Reorganization (i)	(9,391)	—	(148)		(3,728)	(13,267)
Write-offs			10			10
Transfers	(26,507)	—	(3,121)		10,140	(19,488)
Balance as of 12/31/09	(453,031)	—	(2,075,293)	(197,140)	(87)	(2,725,551)
Net intangible assets
Balance as of 01/01/07	163,755	9,565	746,183	299,464	17,710	1,236,677
Balance as of 12/31/08	78,856	13,770	781,593	745,091	12,908	1,632,218
Balance as of 12/31/09	84,807	107,525	692,758	686,711	603	1,572,404
Annual average amortization rate			20.0%	6.70%	20.0%	—

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

Goodwill

The Company and its subsidiaries have goodwill resulting from the acquisition of investments, based upon an expectation of future income of the businesses acquired based on 10-years estimates prepared by expert companies.

In September 2009, an impairment analysis of goodwill resulting from the acquisition of investments was performed, which analysis did not result in impairment losses, as detailed below:

	Asset balance on 09/30/2009	Goodwill allocated to CGUs	Base for recoverable amount evaluation	Value in use
Cash Generating Unit (CGU)
Internet provider – Region II	74,063	73,143	147,206	849,384
Multimedia - Region II (*)	229,792	7,351	237,143
Other (*)	64,546	4,313	68,859

Total	368,401	84,807	453,208	849,384

(*)	The assessment was not performed due to the immateriality of the goodwill value and an absence of an indicative loss of the asset value.

For the year ended on December 31, 2007, 2008 and 2009 the aggregate amortization expenses of intangible assets was:

2007	364,725
2008	360,450
2009	655,470

The expected amortization amount in future periods for the above intangible assets is as follows:

2010	363,867
2011	276,273
2012	211,089
2013	156,648

Regulatory licenses

CONSOLIDATED

	Start	Finish	Acquisition Cost
Concession / Authorization
Radio frequencies and SMP BrT Mobile Region 2 (2G)	12/18/2002	12/17/2017	191,502
Radio frequencies and SMP BrT Mobile Region 2 (2G)	05/03/2004	12/22/2017	28,624
Radio frequencies and SMP BrT Mobile Region 2 (3G)	04/29/2008	04/30/2023	488,235
Interests capitalized to BrT Celular authorizations			90,633
Other Licenses			84,857

Total			883,851

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

Other information

The appraisal report for evaluation of economic life cycle of intangible assets was approved by the Company’s and its subsidiaries respective board of directors in December 2009. The evaluation did not result in a modification of the life cycle of intangible assets.

20. Loans and financing

(Including Debentures)

	December 31,
	2008	2009
Financial institutions	3,479,037	3,286,622
Public debentures	1,080,000	1,080,000
Accrued interest	105,591	82,567
Leases	12,698	4,132
Accrued interest and other charges on leases	1,731	423

Subtotal	4,679,057	4,453,744

Cost incurred	(15,152)	(11,175)
Total	4,663,905	4,442,569
Current	670,707	869,963
Non-current	3,993,198	3,572,606

Loans and financings per nature

	2008	2009	Internal rate of Return - TIR	Maturity date
BNDES
Local currency	2,564,245	2,700,246	11.70%	Feb/2011 to Dec/2018
Currency basket, including dollar	90,946	37,689	2.60%	Apr/2011
Financial institutions
Local currency	126,049	126,410	5.90%	Apr/2011 à Dec/2033
Foreign currency	790,244	493,450	1.00%	Jul/2010 à Feb/2014
Mutual with subsidiary – local currency		227	12.90%
Public debentures	1,091,906	1,090,586	13.30%	jun/13
Trade accounts payable – foreign currency	1,238	581	1.00%	Feb/2014
Commercial leasing	14,429	4,555	11.30%	Oct/2010

Subtotal	4,679,057	4,453,744
Transaction costs	(15,152)	(11,175)

Total	4,663,905	4,442,569

Transaction Costs per Nature

	2008	2009
BNDES
Local currency	1,002	851
Financial institutions
Foreign currency	11,550	8,302
Public debentures	2,600	2,022

Total	15,152	11,175
Current	3,977	3,977
Noncurrent	11,175	7,198

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

In December 2009, the Company and its subsidiary BrT Celular entered into a financing agreement with the Brazilian National Economic and Social Development Bank, or BNDES, for the aggregate principal amount of R$1,389 million, in order to finance the expansion and improvement of network quality and the meet regulatory obligations, from 2009 to 2011. This loan comprises two sub-loans: (i) sub-loan A, at an interest rate of TJLP (Long Term Interest Rate) plus 3.95% per annum; and (ii) sub-loan B, at an interest rate of 4.50% per annum A disbursement under this agreement was made in December 2009 in the aggregate amount of R$300 million. The financial charges are payable every three months until December 2011, and monthly from January 2012 to December 2018. The principal is payable in 84 monthly installments, from January 2012 to December 2018.

In February 2008, BrT Celular entered into a financing agreement in the aggregate principal amount of R$259 million with the BNDES, with effective disbursement of R$259 million destined for the adequacy of mobile telecommunications network and growth in traffic, with the implementation of new services to improve the quality of service to customers. The average cost of this facility is remunerated at the variation of TJLP, plus an interest of 3.52% per annum. The financial charges are due every three months, through September 2010, and monthly from October 2010 to September 2017. The principal is payable in 84 monthly installments, from October 2010 to September 15, 2017.

In November 2006, BrT entered into a financing agreement with the BNDES in the amount of R$2,004 million, with effective disbursement of R$2,055 million, remunerated at TJLP plus 4.3% per annum. The financial charges are payable every four months until May 2009, and monthly from June 2009 to May 2014. The principal is payable in 60 monthly installments, from June 2009to May 15, 2014.

Also in November 2006, BrT entered into a financing agreement with the BNDES in the amount of R$100 million, with effective disbursement of R$55 million, remunerated at TJLP plus 2.3% per annum. The principal is payable in 60 monthly installments, from June 2009to May 15, 2014.

Public debentures

Fourth public issue: On June 1, 2006, BrT issued 108,000 non-convertible debentures at unitary nominal amounts of R$10.00, in total aggregate amount of R$1,080,000. BrT is not subject to financial covenants pursuant to the terms of these debentures. The debentures mature in seven years on June 1, 2013, with interest charged at the DI Rate plus 3.5% per annum and payment periodicity is half-yearly. The amortization, which should contemplate indistinctly all debentures, shall be annually from June 1, 2011, in three installments of 33.3%, 33.3% and 33.4% of unitary nominal value, respectively.

Repayment schedule

Non-current debt is scheduled to be paid as follows:

2009
2011	948,631
2012	878,904
2013	879,950
2014	611,907
2015 and after	318,105

3,637,497

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

Interest Rate and Currency analysis

Total debt is denominated in the following currencies:

	Exchange rate at December 31, 2008 and 2009 (Units of one Brazilian real)	December 31,
		2008	2009
Floating Rate Debt:
Brazilian reais		3,757,924	3,830,430
U.S. dollars	2,3370 and 1,7430, respectively	22,636	8,766
Yen	0,025800 and 0,018828, respectively	277,769	120,471

		4,058,329	3,959,667
Fixed Rate Debt:
Brazilian reais		126,049	126,411
U.S. dollars	2,3370 and 1,7430, respectively	479,242	355,910
Yen	0,025800 and 0,018828, respectively	285	581

		605,576	482,902

Total		4,663,905	4,442,569

Guarantees

Loans from the BNDES are secured by receivables of the Company and its subsidiary BrT Celular, in the aggregate amount of R$2,726,734.

Certain BrT and BrT Celular loans and financing obtained were collateralized by receivables from the provision of fixed telephony services and the endorsement of BrT and BrT Part.

After the merger of BrT Part into the Company, the sureties and guarantees provided by the Company were replaced, with creditors’ approval and the approval of the Company’s board of directors, by TNL sureties and guarantees.

The public debentures had unsecured guarantees, through a surety granted by BrT Part. Under the indenture, as guarantor and a jointly liable party, BrT Part committed to guarantee and pay all the obligations assumed by the subsidiaries with holders of the debentures.

After BrT Part’s merger into BrT, applicable debenture holders approved the transfer BrT Part’s guarantee to TNL, in the aggregated amount of R$1,080. TNL’s assumption of BrT Part’s guarantee was approved by the Company´s board of directors.

Covenants

Financing contracts with the BNDES, other financial institutions and the debentures issued from the Company and BrT Celular contain financial covenants.

On November 2009, financing agreements were executed between BNDES and BrT and BrT Celular, and, currently covenants are tested semi-annually, in June and December based on TNL’s consolidated financial statements. Noncompliance with these covenants for two consecutive semiannual periods would result in a default under these agreements. As of December 31, 2009, all covenants under financing agreements with BNDES were met.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

On December 31, 2009, BrT violated the covenants relating EBITDA/Financial Expenses and Debt/EBITDA ratios, under an agreement with JBIC and under a fifth series of debentures. However, JBIC and holders of the debentures waived their rights relating to the respective defaults, with the latter waiving their rights through June 2010 at a meeting of debenture holders. With respect to the covenants contained in the abovementioned debentures, BrT understands that it is probable that it will comply with these covenants at the December 31, 2010 measurement date. In anticipation of the failure to achieve the abovementioned ratios set forth in the debt instrument guaranteed by JBIC, BrT sought and obtained waivers of non-compliance with this ratio as of March 31, 2010. BrT believes that it will comply with the covenants contained in the debt instrument guaranteed by JBIC as of June 30, 2010 and the foreseeable future periods.

The instruments governing a substantial portion of BrT’s indebtedness contain cross-default or cross-acceleration clauses and the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness.

Commercial leasing

The liabilities resulting from financial leasing contracts have payment periods from 36 to 60 months and are recorded by their present value. The financial charges, which refer substantially to the variations in the CDI rate, are recorded in net income over the leasing period.

The current value of future minimum payments is distributed as follows:

	2009	2008
Less than one year	4,555	10,674
More than one and less than five years		3,755

Total	4,555	14,429

21. Derivatives

	2008	2009
Assets
US dollar options	29,179	—

Total	29,179	—

Current	29,179	—
Long-term	—	—
Liabilities
US dollar options	419	—
Cross-currency swaps – Yen to CDI	221,654	198,280

Total	222,073	198,280

Current	89,920	133,389
Long-term	132,153	64,891

The Company has yen-denominated debts and entered into swap contracts to hedge against fluctuations in the yen. The exposure arising from swap contracts is pegged to the CDI rates disclosed by the Clearinghouse for the Custody and Financial Settlement of Securities. Additionally, the Company has US dollar options to hedge its US dollar-denominated debt. These derivatives are described in Note 30.b

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

The Company accounts for the swap transactions by calculating the unrealized gain or loss at each balance sheet date based on what would have been the result of settlement of the outstanding contracts at that date. The gain or loss for a period is recorded in financial income or expense of such period.

The swap operations resulted in loss of R$112,099, gain of R$54,408 and loss of R$98,891 during the years ended December 31, 2007, 2008 and 2009, respectively, which were recorded in financial expenses.

No derivatives were designated as hedge accounting until December 31, 2008.

Payment schedule

Long-term derivatives are scheduled to mature as follows:

	2008	2009
2010	88,380	—
2011	43,773	64,891

Total	132,153	64,891

22. Licenses to offer services

	December 31,
	2008	2009
Personal Mobile Service (i)	707,999	702,000
Concession of STFC	65,578	—
Other Licenses (ii)	10,082	7,088

Total	783,659	709,088

Current	160,074	99,240
Non-current	623,585	609,848

(i)	The permits of the Personal Mobile Service are represented by agreements entered into by BrT Celular with ANATEL in 2002 and 2004, totaling R$220,119, to exploit SMP services during a fifteen-year period in the same area where BrT has a concession for fixed telephony. Of the amount contracted, 10% was paid on the execution date and the remaining balance was fully recognized in the subsidiary’s liabilities, to be paid in equal, consecutive annual installments, with maturities scheduled from 2009 to 2010 (two installments) and from 2010 to 2012 (three installments), depending on the fiscal years the agreements were executed. The debit balance is adjusted by the variation of IGP-DI, plus 1% per month. The adjusted balance of these permits is R$114,629 (2008 - R$199,110).

On April 29, 2008, BrT Celular obtained new permits for exploitation of the 3G network, totaling R$488,235, paying on the execution date 10% of the total amount, and the remaining debit balance payable from 2010 to 2015 (in six installments). The debit balance is adjusted by the Telecommunications Services Índex (IST), plus 1% per month. The adjusted balance of these 3G network permits is R$587,341 (2008 - R$508,889).

(ii)	Referes to licenses ownedby BrT Multimídia for usage rights of radiofrequency blocks in multimedia communication services. Contracted amount was R$9,110 adjusted by variations in the IGP-DI plus 1% per month. Payments under this obligation occur every three years in May in equal and successive amounts.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

23. Taxes other than on income

	December 31,
	2008	2009
ICMS	555,137	540,384
ICMS Agreement nº 69/1998	213	3,566
PIS and COFINS	301,323	303,987
Federal income tax payable	24,835	20,570
Social contribution payable	6,423	17,978
Deferred Income tax and Social contribution – Law nº 8,200/1991	6,871	6,503
Others	65,177	72,425
Total	959,979	965,413
Current	700,019	691,861
Non-current	259,960	273,552

The taxes are presented net of judicial deposits of R$ 407,985 (2008 – R$ 241,778).

24. Tax financing program

Tax installment established by Law 11,941 /2009

The Company and some of its subsidiaries contracted the New Financing Program of Federal Tax Debts, regulated by the Law 11,941/2009, including debts with the National Treasury and the INSS due until November 30, 2008.

In accordance with the provisions of Article 1, V, §9 of Law 11,941/2009, the companies must timely pay new installments and may be excluded from the program following three unpaid payments, whether, consecutive or not, or an unpaid installment, if all the others were previously paid.

The term of the refinancing was negotiated to 180 months. In accordance with the Law 11,941/2009, participants in the program must make monthly minimum payments, with the definitive payment amount only available after the consolidation of the debts by the RFB. Upon entry into the program, the judicial deposits related to the processes transferred to the new program will be converted, in accordance with applicable law, as income for the Brazilian Government.

The Company and iG Brasil transferred the balances of previous special installments (REFIS and PAES). In accordance with Law 11,941/2009, the companies resettled the respective debts for amounts prior moment to the previous installments, and, subsequently, reduced these amounts pursuant to the new law.

In function of the New Financing Program, R$380,412 was recorded in the Company, of which R$292,731 had already been accrued in the previous programs (REFIS and PAES), under “Taxes payable” and in “Reserve for contingent liabilities”.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

The adhesion to the new program generated impacts on resulting 2009, due to: (a) PIS and COFINS expenses, recorded in “Other operational expenses – Taxes”, in the amount of R$1,139; (b) IR/CSLL expenses, recorded in “Income Tax and Social Contribution”, in the amount of R$84,754; and (c) other taxes recorded in “Other operational expenses - Taxes”, in the amount of R$10,676. The arrears fines were recorded as “Other operational expenses – Expenses with fines”, in the amount of R$63,607. The debts inflation adjustment was recorded in “Financial expenses - Interest and monetary variation on other liabilities”, in the amount of R$45,977. Due to the fiscal benefit of fine and interest reduction, the fines were recorded under “Other operation incomes – Recovered expenses”, in the amount of R$38,078, and the interests were recorded under “Financial Revenues – Others”, in the amount of R$20,509.

The amounts scheduled under the refinancing program are as follows:

	2008	2009
REFIS II – PAES	5,147	4,322
Tax Installment of Law 11,941/2009		380,412
Total	5,147	384,734
Current	4,434	29,683
Non-current	713	355,051

A breakdown of the refinancing program amounts, showing principal, fines and interest, is presented below:

	2008	2009
	Total	Principal	Fines	Interest	Total
COFINS	269	165,090	13,566	24,891	203,547
CPMF		175	67	190	432
Income Tax	370	67,881	5,445	15,395	88,721
Social Contribution	63	17,108	1,812	4,921	23,841
INSS – SAT		7,197	1,850	11,363	20,410
PIS	4,445	38,173	2,825	6,223	47,221
Others		343	27	192	562
Total	5,147	295,967	25,592	63,175	384,734

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

25. Provisions for contingencies

Composition of the book value

	Type	2008	2009
	Labor
(i)	Overtime	90,466	180,935
(ii)	Salary differences/Equalization of salary scales	54,238	118,309
(iii)	Hazardous work conditions	47,239	104,323
(iv)	Claims by outsourced personnel	44,267	78,628
(v)	Stability / Reintegration	41,965	75,666
(vi)	Contractual Rescissions	46,825	50,837
(vii)	Indemnities	19,902	49,291
(viii)	Additional post-retirement benefits	26,706	40,250
(ix)	FGTS (***)	18,017	30,316
(x)	Labor fines	1,963	4,050
(xi)	Fees for legal council and expert opinions	1,570	2,516
(xii)	Employment relationship	1,249	2,027
(xiii)	Other Claims	32,293	56,502

	Subtotal	426,700	793,650

	Bounded judicial deposits	(213,028)	(384,950)

	Total	213,672	408,700

	Tax
(i)	ICMS	3,411	470,215
	ISS	183,605	9,595
(ii)	FUST	500	3,801
(ii)	INSS (Joint responsibility, fees and indemnification amounts)	29,180	280
	ILL	5,436
(iii)	Other Claims	47,734	2,690

	Subtotal	269,866	486,581

	Bounded judicial deposits	(21,753)	(23,403)

	Total	248,113	463,178

	Civil
(i)	Corporate Law	310,038	2,664,933
(ii)	Anatel estimates	76,197	138,987
(iii)	Small claims courts	13,980	90,449
(iv)	Anatel fines	72,940	62,261
(v)	Other Claims	279,243	417,745

	Subtotal	752,398	3,374,375

	Bounded judicial deposits	(285,506)	(2,372,758)

	Total	466,892	1,001,617

	Total reserve, net of judicial deposits	928,677	1,873,495

	Current	218,297	433,390
	Non-current	710,380	1,440,105

Breakdown of the claims according to level of risk (consolidated)

	2009
Risk	Labor	Tax	Civil	Total
Probable (i)	408,700	463,178	1,001,617	1,873,495
Possible	1,128,980	1,778,465	1,256,930	4,164,375
Remote	487,896	933,430	999,709	2,421,035

Total	2,025,576	3,175,073	3,258,256	8,458,905

(i)	Net of judicial deposits

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

	2008
Risk	Labor	Tax	Civil	Total
Probable (i)	213,672	248,113	466,892	928,677
Possible	632,838	1,672,260	1,220,372	3,525,470
Remote	413,913	2,316,591	913,105	3,643,609

Total	1,260,423	4,236,964	2,600,369	8,097,756

(i)	Net of judicial deposits

Summary of the changes in the balances of the provisions for legal contingencies in 2008 and 2009:

	Labor	Tax	Civil	Total
Provisions as of 12/31/07	421,759	367,923	398,846	1,188,528
Changes through income (loss)	148,238	71,930	491,319	711,487
Monetary correction	48,728	24,710	64,768	138,206
Additions, net of reversals	99,510	47,220	426,551	573,281
Payments	(143,297)	(169,987)	(137,767)	(451,051)
Subtotal I (Provisions) as of 12/31/08	426,700	269,866	752,398	1,448,964
Bounded judicial deposits as of 12/31/07	(220,679)	(22,046)	(53,118)	(295,843)
Other variations of judicial deposits	7,651	293	(232,388)	(224,444)
Subtotal II (judicial deposits)	(213,028)	(21,753)	(285,506)	(520,287)
Balance as of 12/31/08, less judicial deposits	213,672	248,113	466,892	928,677

	Labor	Tax	Civil	Total
Provisions as of 12/31/08	426,700	269,866	752,398	1,448,964
Changes through income (loss)	461,706	312,984	2,775,521	3,550,211
Monetary correction	76,393	73,223	60,889	210,505
Additions, net of reversals	385,313	239,761	2,714,632	3,339,706
Increase per Merger of BrT Part	223	3,306	142	3,671
Payments	(94,979)	(99,575)	(153,686)	(348,240)
Subtotal I (Provisions) as of 12/31/2009	793,650	486,581	3,374,375	4,654,606
Bounded judicial deposits as of 12/31/08	(213,028)	(21,753)	(285,506)	(520,287)
Other variations of judicial deposits	(171,922)	(1,650)	(2,087,252)	(2,260,824)
Subtotal II (judicial deposits)	(384,950)	(23,403)	(2,372,758)	(2,781,111)
Balance as of 12/31/09, less judicial deposits	408,700	463,178	1,001,617	1,873,495

Summary of Main Effects linked to Constituted Provisions

Labor

(i)	Overtime – refers to the claim for payment of salary and premiums increased by alleged overtime hours;

(ii)	Salary Differences and Repercussion – refer mainly to claims for salary increases due to alleged noncompliance with trade union agreements. The effects relate to the impact of the salary increase allegedly due on the other amounts calculated based on the employee’s salary;

(iii)	Hazardous work conditions - refer to claims for hazardous duty premium, based on Law 7369/1985, regulated by Decree 93412/1986, due to the alleged risk related to employees’ contact with the electric power system, health hazard premium, stand-by hours and transfer premium;

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

(iv)	Joint liability - refers to the claim to assign liability to the Company, filed by outsourced personnel, due to alleged noncompliance with these personnel’s labor rights by their direct employers;

(v)	Job reinstatement - claim due to alleged noncompliance with an employee’s special condition which prohibited termination of the employment contract without cause;

(vi)	Contractual Rescissions – refer to the funds allegedly unaccomplished in the contractual termination or their differences;

(vii)	Indemnities – refer to values allegedly arising from labor accident, leased vehicles, work disease, damage and provisory stability;

(viii)	Additional post-retirement benefits – Differences allegedly due in benefit wage related to contractual rescissions;

(ix)	Supplement to FGTS (severance pay fund) fine arising from understated inflation - refers to claims to increase the FGTS indemnity fine as a result of the adjustment of accounts of this fund due to inflation effects.

BrT filed a court action against Caixa Economica Federal in order to ensure the compensation of all values that are paid to this title;

(x)	Labor fines – These are fines provided for under the Labor Laws in the event of non or late payment of labor-related items;

(xi)	Fees for legal counsel and expert opinions – Refers to disbursements paid to lawyers in the cases that they sponsor the claimants, as well as to experts appointed by the court, when it is necessary for the instruction procedural, of technical expert evidence;

(xii)	Employment relationship - These are claims by former employees of contractors, attempting to establish a direct employment link with the Company, on the grounds of unlawful outsourcing and/or elements of a connection, such as direct subordination; and

(xiii)	Other claims - Refers to a variety of issues, relating to additional payment for time of service, profit sharing, allowance for travel, among others.

After the acquisition of the Company’s control by Telemar, on January 8, 2009, the Company changed its criterion to determine the likelihood of a probable unfavorable outcome in labor contingencies to align it the criterion used by Telemar, which takes into consideration the merits of the ongoing contingencies. As a result of these amendments, the Company increased the provision for labor processes in R$334,136 (R$220,529, net of fiscal effects) in the year ended on December 31, 2009.

Tax

(i)

State Taxes – claim for payment of ICMS (State VAT) on transactions which, in the Company’s view, are not subject to this tax, and discussions regarding ICMS credits taken by the Company, the validity or legality of which is being questioned by the State Tax Authorities. The current management’s and its current legal counsel’s assessment of discussions on ICMS credits taken by the Company, whose validity or

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

legality is challenged by state tax authorities, changed the contingent risk estimated to probable. This modification resulted in an increase in provisions for tax contingencies in the aggregate amount of R$345,214. In the statement of operations, the effect of this modification, net of taxes, was R$227,841.

(ii)	Federal Tax – a range of assessments looking for federal taxes and contributions about qualified facts in form allegedly inadequate by the Company or on differences in settlement and calculations of these taxes. The balance decrease totaling R$26,205 occurred in the light of adhesion to the new program Law 11,941/2009, migrating from taxes that were endowed; and

(iii)	Other Claims - The balances submitted at yearend of 2009, substantially reduced, compared to 2008, depending on the adhesion to new program Law 11,941/2009, migrating taxes which were conservatively endowed.

Civil

(i)	Corporate – Financial Participation Contracts – the financial participation agreements were governed by Administrative Acts 415/1972, 1,181/1974, 1,361/1976, 881/1990, 86/1991 and 1,028/1996. The subscriber held a financial interest in the concessionaire, paying a certain amount which was initially recorded as fund to be capitalized and, later, after the Shareholders’ Meeting approved the increase in capital, was recorded at the shareholders’ equity, generating the issuance of shares. The lawsuits filed against CRT, a company that was merged with and into BrT, challenge the manner in which shares were granted to the subscribers based on the abovementioned financial participation agreements.

BrT provisioned for risks involving losses related to these lawsuits, considering certain legal doctrines. Throughout the first half of 2009, court rulings led the Company to review the estimates of provisioned amounts and probability of loss attributed to these lawsuits. BrT respecting the characteristics of each decision and based on the evaluation of its internal and external legal counsel, changed its assessment from possible loss to probable loss. In the first half of 2009, BrT made additional provisions reserves in a total amount of R$1,153,456 net of tax effects, with an impact of R$761,281 in net income and shareholders’ equity. The Company’s Management, with the assistance of its internal and external legal advisers, reviewed the process it uses to access provisions for contingencies in connection with the financial participation agreements. This review considered additional aspects related to the dates and discussions that guided the final decisions of the existing proceedings, as well as the use of statistical criteria to estimate the amount of the provisions for contingencies. The information used to implement the abovementioned improvements were available as of the date of the calculation of the estimates for the first half of 2009, but had not been considered when calculating the estimate of probable loss. As a result, the provision was increased in R$2,325,578 during the year 2009, (R$1,534,882, net of tax effects). On December 31, 2009, provisions for civil related to claims related to rights of holders of financial participation agreements amounted to a total of R$2,664,932. These proceedings are being heard in lower, appellate and supreme courts. The Company and its subsidiaries disclosed, through the Material Fact published on January 14, 2010, a total adjustment amounting to R$2,535 million for civil contingencies related to claims related to rights of holders of financial participation agreements. The amount then disclosed was not fully recorded, being the amount of R$2,325 million the gross total adjustment recorded in 2009.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

(ii)	ANATEL estimates - These largely refer to non-compliance with PGMU (General Plan for Universal Access Targets) and PGMQ (General Plan of Quality Targets) obligations.

(iii)	Small claims courts - Issues raised by customers, for whom the individual indemnification amounts do not exceed the equivalent of forty minimum wages.

(iv)	ANATEL Fines – These largely refer to provisions for fines arising from failures to meet quality targets under the terms of the PGMQ and “Regulamento de Indicadores de Qualidade – RIQ” (regulation of quality indicators).

(v)	Other claims - Refer to a large number of ongoing contingencies covering contract rescissions; indemnities of ex-suppliers and contractors, basically, by virtue of litigation where company equipment suppliers proposed against the Company, revision of contractual conditions due to stabilization of economic plans; as well as queries where main contents refer to economic plans, disputes whose main natures are related to contractual breaches, by which Management and its legal advisers attribute loss profit prognoses, among other.

Possible risk contingencies (not provisioned)

The Company and its subsidiaries also have a number of proceedings in which the expectation of incurring losses is classified as possible, in the opinion of their legal advisors, and for which no reserve for contingent liabilities have been made.

(vi)	According to the Company´s management opinion, based on its legal advisers, the main contingencies classified with possible loss expectation are summarized below:

Labor

Refer to issues of diverse complaint applications relating to differences in wages, overtime, hazard pay and risk goodwill, joint liability, among others in the approximate value of R$1,128,980 (2008 - R$632,838).

Tax

The main existing judicial actions are represented by the following objects:

(i)	ICMS – Diverse assessments of ICMS tax, highlighted among them by two main effects: ICMS collection on certain revenue from services already taxed by ISS or which does not constitute the basis for calculating ICMS, and the employment of credits on acquisition of goods and other supplies, in the approximate amount of R$708,944 (2008 - R$855,630);

(ii)

ISS – alleged incidence on communication secondary services and discussion on the services framework taxed by municipalities in the List of Supplementary Law no 116/2003, amounting to R$282,211 (2008 - R$179,301);

(iii)	INSS – assessments focusing on addition of items in contribution wage allegedly due by the Company, in the approximate amount of R$285,871 (2008 - R$274,133); and

(iv)	Federal Taxes – several tax notifications regarding basically the disallowances made on the calculation of taxes, errors in the completion of tax returns, transfer of PIS and COFINS and FUST related to changes in the interpretation of these taxes tax bases by ANATEL. The approximate amount is R$501,439 (2008 - R$487,856).

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

Civil

The main existing judicial actions are represented by the following objects:

(i)	Retributions arising from PCT - Telephony Community Program; the plaintiffs seek for retribution related to contracts arising out of PCT. Such cases are in various stages: 1st Degree, Court of Justice and Superior Court of Justice; in the approximate amount of R$595,203 (2008 - R$607,597).

(ii)	Lawsuits with no binding court decision, whose main effects are associated to questions in relation to network expansion plans, indemnities by immaterial and material damage, collection proceedings, and tendering processes, among others. These questions involve approximately R$661,727 (2008 - R$943,150).

Letters of guarantee

As regards contingent liabilities, the Company has letters of guarantee granted by financial institutions, as supplementary collateral for contingencies in provisional execution to ensure the performance of concession commitments related to licenses granted by ANATEL. The total value of securities contracted by the Company and existing on the closing date of the year corresponds to R$2,339,509 (2008 - R$2,351,546) and R$2,356,120 (2008 - R$2,569,471) concerning the consolidated. The commission charges on these contracts are based on market rates.

a. Contingent assets

Below are the tax lawsuits filed by the Company to claim refund of taxes paid.

PIS/COFINS (Taxes on revenue): tax lawsuit challenging the enforcement of Law 9718/98, which increased the PIS and COFINS tax basis. The Law covered the period from February 1999 to November 2002 for PIS and from February 1999 to January 2004 for COFINS. In November 2005, the STF (Federal Supreme Court) concluded the judgment of certain lawsuits on the same matter and considered the increase in the tax basis introduced by said Law unconstitutional. Part of the lawsuits filed by the Company and the STFC concessionaires from Region II of the Concession Plan, merged into the Company in February 2000, became final and unappealable in 2006 as regards the increase in PIS and COFINS tax basis. The Company is awaiting the judgments of the lawsuits filed by the other merged companies, whose likelihood of a favorable outcome in future filing of appeals is regarded as probable by the Company’s legal counsel. The amount attributed to these lawsuits, representing unrecognized contingent assets, was R$18,533 (2008 - R$18,367) and R$19,015 (2008 - R$18,843).

26. Provision for pensions and other benefits

The benefits described herein are offered to employees of the Company and its direct or indirect subsidiaries, except for BrT Call Center, as regards supplementary pension plans. For purposes of the supplementary pension plans (“Pension Funds”) mentioned in this note, the Company may be referred to as the “Sponsor.”

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

(a) Private Pension Plans

The Company and its subsidiaries sponsor retirement plans to the benefit of those employees who opt for them and to their dependents. The following table shows a list of all benefit plans available as of December 31, 2009.

Benefit plan	Sponsoring companies	Manager
PBS-A	BrT	Sistel
PAMA	BrT	Sistel
TCSPREV	BrT, BrT Celular, VANT, BrT Multimídia, BrT CS, iG and BrTI	Fundação 14
BrTPREV	BrT, BrT Celular, BrT Multimídia, BrT CS, iG and BrTI	FBrTPREV
Fundador / Alternativo	BrT, BrT Celular, BrT Multimídia, BrT CS, iG and BrTI	FBrTPREV
PAMEC	BrT	BrT

Sistel – Fundação Sistel de Seguridade Social (Social Security Foundation)

Fundação 14 – Fundação 14 de Previdência Privada (Social Security Foundation)

FBRTPREV - Fundação BrTPREV (Social Security Foundation)

The Company may also be referred to as the Sponsor of the aforementioned pension plans.

On January 1, 2010, the supplementary social security plans under the management of Fundação 14 and FbrTRPREV noted above, were transferred to FASS management.

The sponsored plans are appraised by independent actuaries at balance sheet date. For fiscal years 2009 and 2008, the actuarial valuations were performed by Mercer Human Resource Consulting Ltda. The Bylaws provide for approval of the supplementary pension plan policy, and the joint liability attributed to the defined benefit plans is ruled by the agreements entered into with the foundations, with the agreement of the SPC (Secretariat for Pension Plans), as regards specific plans.

For the pension funds identified in this explanatory note, until the closure of the year of 2008, the immediate acknowledgement of actuarial gains and losses was adopted, constituting the entire liability for the plans that are in deficit situation. On December 31, 2009, aiming at adjusting the concept of actuarial gains and losses acknowledgment to that adopted by the current parent company, the Company started to use, prospectively, the “corridor approach” criterion, according to the rules of CVM Deliberation 371/2000.

Sponsored defined benefit plans have been closed and do not permit new participants. The contributions of participants and of the sponsor are defined in the Maintenance Cost Plan. The SPC is the official organ which approves and controls the plans as referred to.

For those plans in a positive actuarial situation, assets are recorded in cases of explicit permit for offsetting them against future employer contributions.

Provisions for Pension Funds

Refer to the recognition of the actuarial deficit of the defined benefit plans, as demonstrated below:

	2008	2009
BrTPREV and Fundador/Alternativo Plans	753,287	677,006
PAMEC plan	2,504	2,707

Total	755,791	679,713

Current	148,391	104,533
Non-current	607,400	575,180

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

Assets Recognized to be Offset Against Future Employer Contributions

The Company recognized assets from the TCSPREV Plan, managed by Fundação 14, related to: (i) contributions from the sponsor which participants that left the Plan are not entitled to redeem; and (ii) part of the Plan’s surplus attributed to the sponsor.

The recognized asset composes the item of other assets and will be used to offset future employer contributions. Its composition is following presented:

	2008	2009
TCSPREV	123,938	136,277

Total	123,938	136,277

Current	15,874
Non-current	108,064	136,277

Characteristics of the supplementary pension plans sponsored:

FUNDAÇÃO 14

Fundação 14 de Previdência Privada was created in 2004 to manage and operate the TCSPREV pension plan.

Plan

TCSPREV

This defined contribution and settled benefit plan was introduced on February 28, 2000. On December 31, 2001, all pension plans sponsored by the Company at the time were merged into SISTEL, and the SPC exceptionally and provisionally approved the document submitted to that Agency, in view of the need for adjustments to the regulations. Thus, TCSPREV consists of defined contribution groups with settled and defined benefits. The plans added to the TCSPREV were PBS-TCS, PBT-BrT, BrT Management Agreement, and the Unusual Contractual Relationship Document, and the terms and conditions set forth in the original plans were maintained.

On September, 18, 2008, SPC/MPS Ordinance 2521/2008, which approved the new plan regulation, was published in the Federal Official Gazette, fully recognizing what had been exceptionally and provisionally approved on December 31, 2001. The new regulation also includes the adjustments necessary to meet the current requirements of supplementary pension plan legislation.

In March 2003, the TCSPREV Plan was no longer offered to the sponsors’ new hires. However, this plan was offered again beginning in March 2005 to the defined contribution group. TCSPREV currently serves nearly 60.92% of the staff.

Contributions to this plan, by groups of participants, are established based on actuarial studies prepared by independent actuaries to regulations currently in force in Brazil, using the capitalization system to determine the costs. Currently, contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV (defined contribution). In the TCSPREV group, the contributions are credited to individual accounts of

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

each participant, equally by employee and sponsor, and the basic contribution percentages range from 3% to 8% of the participant’s salary, according to participant’s age. Participants have the option to make additional contributions to the plan but without parity of the sponsor. In the PBS-TCS group, the sponsor’s contribution corresponds to 12% of the participants’ payroll, whereas the employee’s contribution varies according to his/her age, time of service and salary, and an entry fee may also be paid depending on the age at which he/she joins the plan. The sponsors are responsible for defraying all the administrative costs and risk benefits, except for self-sponsored participants and the deferral of benefits.

The SPC authorized, through Administrative Rule 2792/2009, the transfer of TCSPREV plan’s management to Fundação Atlântico de Seguridade Social, an entity sponsored by the Oi Group, new controlling shareholder of the Company.

ASSISTENCIAL PLAN MANAGED BY THE COMPANY

PAMEC-BrT – Health Care Plan for Supplementary Pension Beneficiaries (Defined Benefit).

The defined benefit plan, intended to provide health care for retirees and pensioners through thePBTBrT Group, a pension plan managed by Fundação 14.

The contributions to PAMEC-BrT were fully paid in July 1998 following a single payment. However, as this plan is now managed by the Company after the transfer of management by Fundação 14 in November 2007, there are no assets recognized to cover current expenses, and the actuarial liability is fully recognized in the Company’s liabilities.

SISTEL

Sistel is a not-for-profit private welfare business entity, set up in November 1977 with the corporate purpose of establishing private plans to provide savings, income, supplementary benefits or the like, to supplement the government pension, for the employees and their family members who are linked to the sponsors of SISTEL.

Plans

PBS-A

The defined benefits plan, jointly kept with other sponsors related to the provision of telecommunication services, intended for participants that were in the condition of assisted on January 31, 2000.

Contributions to the PBS-A are contingent on the determination of an accumulated deficit. As of December 31, 2009, date of the last actuarial valuation, the plan presented a surplus.

PAMA

The health care plan to the retired employees and the PCE – Special Coverage Plan, both with defined contribution, jointly kept with other sponsors related to the provision of telecommunication services, intended for participants that were in the condition of assisted on January 31, 2000, to the assisted of PBS-TCS Groups, incorporated on December 31, 2001 to the TCSPREV (plan currently managed by Fundação 14) and to the assisted of defined benefit plans, PBSs, sponsored by other companies, before SISTEL and other foundations. According to a legal

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

and actuarial evaluation, the Sponsor’s responsibility is only limited to future contributions. From March to July 2004, December 2005 to April 2006 and June to November 2008, an incentive optional migration of PAMA retirees and pensioners to new coverage conditions (PCE) was carried out. The option of participants to migrate results in contribution to PAMA/PCE.

The contributions to this plan correspond to 1.5% of the payroll of active participants subject to PBS plans, segregated and sponsored by the several sponsoring companies. In the case of BrT, PBS-TCS was merged into the PCSPREV plan on December 31, 2001, becoming an internal group of this plan. To be able to use to PAMA’s resources, the participants share a portion of this plan’s individual costs. Contributions are also made by the retirees and pensioners who migrated to PAMA/PCE. For sponsors, the option of participants to migrate to PAMA/PCE does not change the aforementioned employer contribution of 1.5%.

FUNDAÇÃO BrTPREV

Is the original manager of plans sponsored by CRT, a firm that mergedinto the Company at the end of 2000. BrTPREV supplements the plans of retires, pensions and other renderings ensured by government pensions to participants.

ITEM 2.	Plans

BrTPREV

Defined contribution and settled benefit plan, launched in October 2002, intended to grant pension plan benefits supplementary to those provided by the official social security system and which initially served only employees of the Rio Grande do Sul Branch. This pension plan was offered to new employees of the Company and its subsidiaries from March 2003 to February 2005, following its suspension. This plan cannot receive new participants. BrTPREV currently serves nearly 19.34% of the staff.

The contributions for this plan are established based on actuarial studies prepared by independent actuaries according to regulations currently in force in Brazil, using the capitalization system to determine the costs. The contributions are credited to individual accounts of each participant, equally by employee and sponsor, and the basic contribution percentages vary from 3% to 8% of the participant’s salary, according to the participant’s age. Participants have the option to make additional contributions to the plan but without parity of the sponsor. The sponsors are responsible for defraying all the administrative costs and risk benefits, except in relation to self-sponsored participants and the deferral of benefits.

Fundador / Alternativo

Defined benefit plans intended to provide pension benefits supplementary to the benefits of the official social security system, which cannot receive new participants, originated from the merger of the Fundador-BrT plan by the Alternativo-BrT plan, pursuant to SPC Administrative Rule 2,627/2008, thus forming a single plan, without changing the rules for the participants and beneficiaries, and which was renamed the Fundador/Alternativo plan. These plans currently serve nearly 0.15% of the staff.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

The regular contribution made by the sponsor is equal to the regular contribution made by the participant, the rates of which vary according to his/her age, time of service and salary. Under the Alternativo Plan – Brasil Telecom, the contributions are limited to three times the ceiling benefit of the National Social Security Institute (INSS) and the participant must pay an entry fee depending on the age at which he/she joins the plan.

Actuarial Deficit of the Plans

The unamortized mathematical reserve, relating to the current value of BrT’s supplementary contribution, in view of the actuarial deficit of the plans managed by FBrTPREV, has a maximum settlement term of 20 years, starting January, 2002, according to Circular 66/SPC/GAB/COA, dated January 25, 2002, of the SPC. Of this maximum determined term, 12 years of full payment remain.

Through Administrative Rule 2792/2009, SPC authorized the transference of Fundação BrTPREV benefits plan management to Fundação Atlântico de Seguridade Social, an entity sponsored by Oi Group, new controlling shareholder of the Company.

Situation of Sponsored Plans, Reviewed at the Date of Year End (FBrTPREV and Fundação 14))

The following table sets forth certain summary data regarding sponsored private social contribution plans that have defined benefits:

	BrTPREV and Fundador/Alternativo		TCSPREV
	2008	2009	2008	2009
RECONCILIATION OF ASSETS AND LIABILITIES
Actuarial Liabilities with Granted Benefits	1,529,300	1,520,800	271,700	313,600
Actuarial Liabilities with Payable Benefits	79,779	74,332	140,493	80,773
(=) Total of Actuarial Liabilities Current Amount	1,609,079	1,595,132	412,193	394,373
Fair Value of the Plan’s Assets	(855,792)	(937,590)	(822,778)	(1,112,181)
(=) Net Actuarial Liability/(Asset)	753,287	657,542	(410,585)	(717,808)
Non-recognized Actuarial Gains		19,464		247,967
Amount not Registered Due to the Limit on the Defined Benefit			286,647	333,564
(=) Net Recognized Actuarial Liability/(Asset)(1)	753,287	677,006	(123,938)	(136,277)

(1)

The Company determines the amount available for the discount of future contributions pursuant to applicable law and benefit plan regulations. The amount of assets linked to the TCSPREV Plan recognized in Company’s financial statements, in amount of R$136,277 (2008 - R$123,938), does not exceed future contributions.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

	BrTPREV and Fundador/Alternativo		TCSPREV
	2008	2009	2008	2009
MOVING OF THE NET ACTUARIAL LIABILITY/(ASSET)
Current amount of actuarial liability at the beginning of the year	1,499,042	1,609,079	464,439	412,193
Interests cost	154,905	166,307	48,577	43,024
Current service cost	6,110	4,020	3,894	2,428
Net Paid Benefits	(119,343)	(127,551)	(22,787)	(26,039)
Actuarial (Gain) or Loss on the Actuarial Liability	68,365	(56,723)	(81,930)	(37,233)
Current amount of actuarial liability at the end of the year	1,609,079	1,595,132	412,193	394,373
Assets fair value of the plan at the beginning of the year	813,374	855,792	791,362	822,778
Plan’s assets revenues	61,415	68,428	53,716	314,759
Usual contributions received by plan	2,838	1,149	487	1,066
Sponsor	2,655	1,063	16	683
Participants	183	86	471	383
Amortization contributions received from sponsorship	97,508	139,858
Benefits Payment	(119,343)	(127,637)	(22,787)	(26,422)
Assets fair value of the plan at the end of the year	855,792	937,590	822,778	1,112,181
(=) Amount of the Net Actuarial Liability/(Asset)	753,287	657,542	(410,585)	(717,808)
Notrecognized Actuarial Gains		19,464		247,967
Amount not Registered Due to the Limit on the Defined Benefit			286,647	333,564
(=) Net Recognized Actuarial Liability/(Asset)	753,287	677,006	(123,938)	(136,277)

	BrTPREV and Fundador/Alternativo			TCSPREV
	2007	2008	2009	2007	2008	2009
RECOGNIZED EXPENSES IN STATEMENTS OF OPERATION OF BrT(1)
Current service cost	5,017	6,110	4,020	3,424	3,894	2,428
Participant’s contributions	—	(183)	(86)	(485)	(471)	(383)
Interests cost	152,349	154,905	166,307
Plan’s assets revenues	(53,544)	(61,415)	(68,428)
Recognized Actuarial Losses (Gains)	49,177	68,365	(56,723)
Total of the Recognized Expense	152,999	167,782	45,090	2,939	3,423	2,045

(1)

With reference to the TCSPREV Plan Surplus, recorded in the asset, the Company recognized incomes totaling R$55,024, with R$40,479 recorded in other operational incomes and R$14,545, recorded in financial incomes. In 2008, the recognized income was R$67,096, with R$61,104 accounted for in other operational incomes, and R$5,992, in financial incomes.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

	BrTPREV and Fundador/Alternativo		TCSPREV
	2008	2009	2008	2009
MAIN ACTUARIAL ASSUMPTIONS
Actuarial liability discount rate (6% + Inflation)	10.77%	11.40%	10.77%	11.40%
Estimated inflation rate	4.50%	4.50%	4.50%	4.50%
Estimated pay increase	6.59%	7.63%	6.59%	7.63%
Estimated benefits increase	4.50%	4.50%	4.50%	4.50%
Expected earnings rate on the assets of the plans	12.58%	11.61 (Fundador and Alterantivo) and 11.68% (BrTPREV)%	12.83%	12.09%
General mortality table	AT83	AT2000	AT83	AT2000
Disability table	Mercer Disability	Zimmermann Nichzugs	Mercer Disability	Zimmermann Nichzugs
Disabled mortality table	IAPB-57	Winklevoss	IAPB-57	Winklevoss
Turnover Rate	Null	1.5% p.a.; null from 50 years old and above and for Paid Benefit	Null	1.5% p.a.; null from 50 years old and above and for Paid Benefit

ADDITIONAL INFORMATION - 2009

a)	The assets and liabilities of the plans are stated as of December 31, 2009.
b)	Registry data utilized are as of September 30, 2009, projected to December 31, 2009.

Situation of Sponsored Plans, Reviewed at the Date of the Year End (Sistel and PAMEC)

	PBS-A		PAMEC
	2008	2009	2008	2009
RECONCILIATION OF ASSETS AND LIABILITIES
Actuarial liabilitiess with granted benefits	667,702	624,068	2,504	3,053
(=) Total of actuarial liabilities current amount	667,702	624,068	2,504	3,053
Fair value of the plan’s assets	(1,005,683)	(973,464)
(=) Net actuarial liability/(asset)(1)	(337,981)	(349,396)	2,504	3,053
Not-recognized actuarial gains/losses		(30,174)		(347)
Amount not registered due to the limit on the defined benefit	337,981	379,570
(=) Recognized actuarial liability			2,504	2,706

(1)

In the case of the net actuarial asset of PBS-A Plan, there is no accounting recognition at the Sponsor. Such plan is entirely composed of assisted participants, thus with no future contributions that could be offset with the existing surplus.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

	PBS-A		PAMEC
	2008	2009	2008	2009
MOVINGS OF THE NET ACTUARIAL LIABILITY/(ASSET)
Current amount of actuarial liabilities at the beginning of the year	604,572	667,702	2,077	2,504
Interests cost	62,400	68,981	219	264
Current service cost
Net paid benefits	(57,620)	(55,596)	(110)	(62)
Actuarial (gain) or loss on actuarial liabilities	58,350	(57,019)	318	347
Current amount of actuarial liability at the end of the year	667,702	624,068	2,504	3,053
Assets fair value of the plan at the beginning of the year	1,006,475	1,005,683
Plan’s assets revenues	56,828	23,377
Sponsor’s contributions			110	62
Benefits Payment	(57,620)	(55,596)	(110)	(62)
Assets fair value of the plan at the end of the year	1,005,683	973,464
(=) Amount of the Net Actuarial Liability/(Asset)	(337,981)	(349,396)	2,504	3,053
Not recognized actuarial gains/losses		(30,174)		(347)
Amount not Registered Due to the Limit on the Defined Benefit	337,981	379,570
(=) Recognized Actuarial Liability			2,504	2,706

	PAMEC
	2007	2008	2009
RECOGNIZED EXPENSES IN STATEMENTS OF OPERATION OF BrT
Current service cost	7
Interests cost	170	219	264
Plan’s assets revenues (loss)	(36)
Recognized actuarial losses (gains)	423	318	347
Total of recognized expense	564	537	611

	PBS-A		PAMEC
	2008	2009	2008	2009
MAIN ACTUARIAL ASSUMPTIONS
Actuarial liability discount rate (6% + Inflation)	10.77%	11.40%	10.77%	11.40%
Estimated inflation rate	4.50%	4.50%	4.50%	4.50%
Estimated benefits increase	4.50%	4.50%	N/A
Medical costs increasing rate	N/A		7.64%	7.64%
Expected earnings rate on the assets of the plans	11.30	9.76%	N/A
General mortality table	AT83	AT2000	AT83	AT2000
Disability table	N/A		N/A
Start age of benefits	N/A		N/A

N/A = Not Applicable.

ADDITIONAL INFORMATION – 2009

a)	The assets and liabilities of the plans are stated as of December 31, 2009.

b)	Registry data utilized for PBS-A and PAMEC are as of September 30, 2009, both projected to December 31, 2009.

The investment strategy of pension plans is described in their investment policy, which is annually approved by the steering committee of the sponsored funds. It defines that the investment decisions must consider: (i) the preservation of the capital; (ii) the diversification of the investments; (iii) the tolerance to risks according to conservative assumptions; (iv) the expected return rate in function of actuarial mandatorily; (v) the compatibility between investment liquidity and cash flow of the plans; and (vi) the reasonable management costs. It also defines the ranges of volume for the different types of investments allowed for the pension funds, which are: national

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

fixed income, national floating income, loans to participants and property, plant and equipment investments. In the fixed income portfolio, only low credit risk securities are allowed. Derivative instruments are only allowed for hedging purposes. Loans are restricted to determined credit limits. The tactic allocation is decided by the investment committee, composed of pension plans management personnel, investment manager and a member assigned by the steering committee. The execution is carried out by the financial department.

The limits established for the different types of investments allowed for pension funds are as follows:

SEGMENT OF THE ASSET	BrTPREV and Fundador/Alternativo	TCSPREV	PBS-A
Fixed Income	100%	100%	95%
Floating Income	20%	30%	30%
Real estate	8%	8%	8%
Loans to Participants	3%	3%	3%

The composition of the plans assets on December 31, 2009, is presented as follows:

SEGMENT OF THE ASSET	BrTPREV and Fundador/Alternativo	TCSPREV	PBS-A
Fixed Income	96.25%	90.98%	75.13%
Structured Investments			10.45%
Floating Income		7.98%	8.84%
Real estate	2.48%		4.59%
Loans to Participants	1.27%	1.04%	0.99%
Total	100%	100%	100%

(b) Employee profit sharing

The employee profit sharing plan was introduced in 1999, as a means to incentivize employees to meet individual and corporate targets and thereby improve the shareholders’ return on investment. Awards under the plan based on the following targets:

•	Economic value added targets (indicators of earnings before interest, income tax, depreciation and amortization - EBITDA, as well as indicators of economic value added); and

•	Operational, quality and market indicators.

In 2009, the Company and its subsidiaries recorded provisions based on the estimated attainment of these targets, in the aggregate amount of R$35,300 (2008– R$81,740).

Balance at December 31, 2008	83,237
Payments made in 2009	(92,006)
Addition to provision in 2009	45,243
Balance at December 31, 2009	36,474

The differences between the provisioned amounts and the ones disclosed in the statement of operations refer to reversals or supplements of the previous year, made upon the effective payment of the benefit.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

(c) Stock Options

Stock Option Plan Approved on April 28, 2000

The rights vested through stock options in effect under this previously approved plan remain valid and effective, pursuant to their terms and no new grants are permitted under this plan.

At balance sheet date, there were outstanding exercisable options under the plan, as described below:

Program B

The options guaranteed by this plan are options settled in shares.

The strike price was established by the managing committee based on the market price as of the grant date and will be monetarily adjusted with reference to the IGP-M from the contracts execution date and the payment date.

The following table summarizes the operations carried out with preferred shares through December 31, 2009:

	Number of shares (thousands)	Price at the concession date	In Reais
			Concession price
			2009	2008
Options granted in September, 2008	79,512	17.30	18.87	19.04
Options exercised
Options cancelled	(47,869)
Options outstanding on December 31, 2009	31,643

The following table shows the preferred shares options outstanding on December 31, 2009:

		Outstanding options		Exercisable options
Exercise price range at the concession date	Number of shares (thousands)	Period remaining (months)	Strike price	Number of shares (thousands)	Strike price
R$ 10.00 – 19.99	31,643	24	18.87	31,643	18.87

The right to exercise the option is vested in accordance with the following terms and conditions:

Granting					Adjusted exercise price (in Reais)	Options (in shares)
Grant		Lot	Exercisable as from	Exercise deadline
3ª	12/22/04	33%	12/22/2005	12/31/2011	18.87	10,548
		33%	12/22/2006	12/31/2011	18.87	10,548
		34%	12/22/2007	12/31/2011	18.87	10,548

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

The fair value of the granted options was estimated on the grant date using the “Black&Scholes” options pricing model, based on the following assumptions:

12/21/2004
Backing asset	13.64
Strike Price	17.30
Expected volatility	38.2%
Risk-free interest rate	8.4%
Expected life (in years)	2
Dividend earnings	3.10%
Fair Value at the Grant Date	2.76

According to the share based remuneration contracts, the settlement of the options occurs only by the share ownership transfer (equity-settled), and the appropriations of the BrT’s shares options fair value must be recorded on a linear-basis, prior to the options’ maturity date. Installments corresponding to BrT beneficiaries are recorded, in these companies, on the statement of operations for the year, in counterpart to the shareholders’ equity, pursuant to CVM Deliberation 562/2008, which confirms the Technical Pronouncement CPC no 10 (Shared Based Remuneration).

Stock Option Plan Approved on November 06, 2007

This plan authorized the grant of options, allowing to the plan participants, under certain conditions, the opportunity to purchase or subscribe, in the future and at a pre-established value, shares of a basket of shares defined as UP, which encompassed preferred shares of the Company and common and preferred shares of BrT Part. The amount of the UPs granted cannot exceed a maximum limit of 10% of the book value of each type of share of the Company.

The share option plans tied to said plan contained clauses that prescribed the acceleration of the vesting data in the event of a change in the direct or indirect shareholding control of the Company. With BrT’s change in control on January 8, 2009, the stock options programs were fully exercised. Program 1, totaling 2,817,324 UPs, was settled at the total aggregate amount of R$17,855. Program 2, relating to options granted on July 1, 2008 and comprising 701,601 UPs was settled at the total aggregate amount of R$4,446.

Additionally, 646,585 UPs under Program 2 were exercised, in relation to a grant made on July 1, 2007, and settled through: (i) delivery of preferred shares held in treasury by the Company, for a total exercise price of R$3,572 at a cost of R$2,487; and (ii) delivery of common and preferred shares of the parent company, for a total exercise price of R$13,733 and fair value of R$17,108, plus R$130.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

27. Shareholders’ equity

a. Capital

The capital of the Company, which is fully subscribed and paid up, totaled R$3,731,059 (2008—R$3,470,758), and is represented by the following shares with nominal value:

	Common	Preferred	Subtotal	Treasury shares	Total
Number of shares as of December 31, 2006 (a)	249,597,050	311,353,241	560,950,291	(13,678,100)	547,272,191
Reverse split of shares	(1)	(1)	(2)	—	(2)

Number of shares as of December 31, 2007 (b)	249,597,049	311,353,240	560,950,289	(13,678,100)	547,272,189
Shares sold				226,700	226,700

Number of shares as of December 31, 2008 (b)	249,597,049	311,353,240	560,950,289	(13,451,400)	547,498,889
Merger BrT Part and Copart 2 (Note 1 (b))	(46,173,873)	88,244,130	42,070,257	—	42,070,257
Shares sold	—	—	—	219,844	219,844

Number of shares as of December 31, 2009 (b)	203,423,176	399,597,370	603,020,546	(13,231,556)	589,788,990

(a)	In thousands of shares
(b)	In shares

The preferred shares held in treasury are excluded from the determination of the book value.

The Company is authorized to increase its capital through the Board of Directors, until the limit of 800,000,000 (eight hundred million) of common or preferred shares, with no obligation to maintain the proportion between them, observing the legal limit of 2/3 for the issuance of preferred shares without voting rights.

By resolution of the Shareholders’ Meeting or Board of Directors’ Meeting, the Company’s capital can be increased through capitalization of retained earnings or reserves previously allocated for this purpose by the Shareholders’ Meeting. Under these conditions, the capitalization may be performed without changing the amount of shares.

Capital is represented by common and preferred shares, with no nominal value, and the Company is not required to maintain the current proportion of these types of share on capital increases.

Through deliberation of the General Meeting or of the Board of Directors, the preemptive rights can be excluded for the issuing of shares, subscription bonus or debentures convertible into shares, in the cases provided for in Article 172 of the Brazilian Corporate Law.

The preferred shares have no right to vote, except in the cases of paragraphs 1 to 3 of Article 12 of the by-laws, having ensured priority in receiving the minimum and non cumulative dividend of 6% p.a., calculated on the amount resulting from the division of the capital by the total number of shares, or of 3% p.a., calculated on the amount resulting from the division of the net shareholders’ accounting equity by the total number of shares, whichever is higher.

b. Treasury shares

The treasury shares derive from Stock Repurchase Programs carried out from 2002 to 2004. On September 13, 2004, a material event notice was disclosed on the last proposal approved by the Company’s Board of Directors for repurchase of preferred and common shares issued by the Company to be held in treasury, cancelled, or subsequently sold.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

The number of treasury shares is as follows:

	2008			2009
	Preferred shares	Historical cost		Preferred shares	Historical cost
Balance at beginning of the year	13,678,100	154,692		13,451,400	152,129
Shares sold	(226.700)	(2.563	)(1)	(219,844)	(2,487)
Balance at end of the year	13,451,400	152,129		13,231,556	149,642

(1)	Equals the cost of the shares sold.

History cost of the purchase of treasury shares in (R$ per share)	2008	2009
Weighted average cost	11,31	11,31
Minimum	10,31	10,31
Maximum	13,80	13,80

Unit cost considers all stock repurchase programs.

Shares were sold in the year to comply with a Management and Employee Stock Option Program, whose amount was R$3,572 and represented a net gain of R$1,085, which was recorded in a capital reserve.

Market Value of Treasury Shares

The market value of the treasury shares at the balance sheet date was as follows:

	2008	2009
Number of common shares in treasury	13,451,400	13,231,556
Quotation per share on BM&FBOVESPA (R$)	13,64	16,75
Market value	183,477	221,629

The following chart reflects the reduction in reserve account balance as a result of treasury shares:

	Share subscription goodwill		Other capital reserves
	2008	2009	2008	2009
Accounting Balance of Reserves	458,684	458,684	125,287	126,372
Treasury shares	(99,822)	(99,822)	(52,307)	(49,820)
Balance, net of treasury shares	358,862	358,862	72,980	76,552

c. Capital reserves

Capital reserves are recognized pursuant to the following practices:

Goodwill Reserve for Share Subscription: results from the difference between the amount paid on subscription and the amount allocated to capital.

Special goodwill reserve for Merger: represents the net amount of the counterpart of the premium amount recorded in the asset, pursuant to provisions of CVM Instruction 319/1999. The reserve can be capitalized insofar the premium originating it is amortized, in benefit of all shareholders.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

Donations and subsidies for capital expenditure reserve: constituted due to donations and subventions received before the beginning of the year of 2008, and which contra entry represents an asset received by the Company.

Reserve for Special Tax Refinancing Program of Law 8,200/1991: constituted due to the special tax refinancing program of the permanent asset and which purpose was to compensate distortions of tax refinancing program indexes prior to 1991.

Reserve for Stock Options: account constituted due to share options, granted and acknowledged according to payment plans based on shares and liquidated with net equity instruments.

Interest on works in progress: consist of the counterpart of interest on works in progress incurred up to December 31, 1998 and the funds invested in income tax incentives prior to the beginning of 2008.

Other Capital Reserves: consist of the counterpart of interest on works in progress incurred up to December 31, 1998 and the funds invested in income tax incentives prior to the beginning of 2008.

d. Profit reserves

Profit reserves are recognized pursuant to the following practices:

Legal Reserve: allocation of 5% of the annual profit until the limit of 20% of the realized capital. This allocation is optional in the event that the sum of the legal reserve plus the capital reserves exceeds the capital by 30%. This reserve is only used for increasing capital or offsetting losses.

Capital Expenditure Reserve: formed by the profit balances of the year, adjusted pursuant to Article 202 of Law 6404/1976, and allocated after the payment of dividends. The profit balances of years that contribute to the formation of this reserve were integrally allocated as retained profits by the respective shareholders general meetings, in view of the investment budget of the Company and pursuant to Article 196 of Brazilian Corporate Law. Until the closure of the year of 2007, the income retention for investments remained in the account of retained earnings, in line with Article 8 of CVM Instruction 59 /1986. With the enforcement of Law 11,638/2007, which determines that there should not be balance in the account of retained earnings at yearend, the mentioned income retention became part of this reservation for investments.

e. Dividends and Interest on Shareholders’ Equity

Dividends are calculated at yearend, pursuant to the Company’s by-laws and the Brazilian Corporate Law. Minimum mandatory dividends are calculated pursuant to Article 202 of Law 6404/1976, and the preferential or priority dividends are calculated pursuant to the provisions of the Company bylaws.

Through deliberation of the Board of Directors, the Company can pay or credit, as dividends, interest on its shareholders’ capital pursuant to art 9, paragraph 7, of Law 9, 249/1995. The paid or credited interests shall be offset with the amount of the mandatory minimum annual dividend, pursuant to Article 43 of the bylaws.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

On December 31, 2009, the Company registered a loss in the fiscal year in the aggregate of R$1,142,689 and an accumulated loss in the aggregate amount of R$1,048,421 after taking into account dividends and interest on its equity capital in 2009, in the aggregate amount of R$11,501. Pursuant to a proposal of the Company’s management, and subject to shareholder approval at an ordinary general meeting, the balance of accumulated losses was presented absorbed by the legal reserve totaling R$17,119 and by the investments reserve in the aggregate amount of R$1,031,302.

Mandatory minimum dividends calculated in accordance with article 202 of Law No. 6404/76.

	2008	2009
Net income for the year	1,029,816	—
Allocation to legal reserve	(51,491)	—

Adjusted net income	978,325	—

Mandatory dividends (25% of adjusted net income)	244,581	—

Dividends and interest on capital – Interest on capital credited

The Company credited Interest on the Equity Capital to their shareholders during the year of 2008, according to the share position at the date of each executed credit. At the date of the year closure, the credited interest on capital, net of withholding tax, were imputed to the dividends, and is part of the proposal for the allocation of profits approved by the General Meeting of shareholders.

	2008	2009
Interest on Shareholder’s Equity – JSCP – Credited	324,300	—
IRRF (withholding income tax)	(48,645)	—

Net JSCP	275,655	—

Dividends Provisioned, supplementing JSCP	—	—
Total shareholders’ compensation	275,655	—
Common shares	125,688	—
Preferred shares	149,967	—

Total compensation per share (in Brazilian reais) (1)	2008	2009
Common	0.503565	—
Preferred	0.503410	—

Total shares	0.503480	—

(1)	The calculation of the dividends/ interest on capital per share considers the total outstanding shares at the balance sheet date. Different payments in 2008 are due to different types of shares outstanding when interest on capital was paid. However, interest on capital per type of share is equitable on the credit date.

Shareholders’ compensation exceeds the value of mandatory dividends and it is also higher than the value of priority dividends and dividends for common shares, calculated under the same conditions.

28. Related-parties transaction

(a) Debentures

The Company has acquired, with the merger of BrT Part, the rights before the indirect parent company regarding the subscription of private debentures not convertible into shares. Such debentures issued by Telemar, totaling R$1,200,000, have maturity on December 11, 2013. The remuneration corresponds to the CDI Rate plus 4.0% p.a. The amount receivable by the Company, on the balance sheet date, was R$1,342,313, with a financial income of R$142,313 accounted for in the year.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

Transaction with BrT Celular

The subsidiary BrT Celular subscribed on March 12, 2009, private debentures not convertible into shares, issued in December 2008 by Telemar, totaling R$300,000. The maturity of these debentures is five years, on December 11, 2013. The remuneration corresponds to DI Rate capitalized of 4.0% p.a. At balance sheet date, the updated amount of receivable debentures was R$332,436, with a financial income of R$32,436 accounted for in the year.

(b) Financing Contracts with BNDES

The Company and its subsidiary BrT Móvel entered into financing contracts with BNDES, a controlling shareholder of BNDESPart, which holds 31.4% of the voting capital of Telemar Participações S.A., the holding company of the group, and that is consequently a company related to the Company.

The outstanding balance of BNDES financing payable by the Company and its subsidiary BrT Móvel, r was R$2,738 million. In 2009, financial expenses of R$200 million were recorded in the consolidated statements.

Additional information about contracts entered into with BNDES is described in Note 20.

(c) Rental of Transmission Infrastructure

The transactions carried out with Telemar and Oi refer to provision of services and grant of means mainly covering interconnection and EILD.

The transactions carried out with Oi Internet, Telemar’s subsidiary, refer to the provision of rental services of Dial ports.

(d) Remuneration of Key-Management Personnel

The table below sets forth the remuneration of management, including the Company’s board of directors and its executive officers, and which is responsible for the planning, guidance and control of the Company’s activities:

	2008	2009
Salaries and other short-term benefits	49,579	7,074
Postemployment benefits	184	—
Employment termination benefits	6,875	1,364
Share-based remuneration	16,743	26,891

Total	73,381	35,329

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

(e) Guarantees

The financings contracted with BNDES have guarantees in own receivables and endorsement from TNL. The Company recorded in the period, as commission for TNL endorsement, expenses totaling R$1,287.

29. Insurance (unaudited)

During the concession’s period, it is the concession holder’s responsibility to maintain the following insurance cover, in accordance with the contractual periods: comprehensive insurance against all risk of material damage to the insurable assets held under the concession, insurance covering the economic conditions required to continue providing the service, and insurance guaranteeing the fulfillment of all obligations regarding quality and universal access, in accordance with the provisions of the Concession Contracts. Assets and responsibilities of material value and/or high risk are covered by insurance. The Company and its subsidiaries hold insurance providing cover for material damage and loss of revenue as a result of such damage (loss of business), among other things. Management understands that the amount of the insurance cover is sufficient to ensure the integrity of the Company’s assets and going concern, as well as compliance with the rules set down in the Concession Contracts.

The insurance policies provided the following cover, according to risk and nature of the asset:

Types of Insurance	2008	2009
Operational risk and loss of business	500,000	800,000
Fire - Inventory	40,000	60,000
Civil liability - Third parties (*)	145,075	174,120
Concession guarantee	94,601	98,291
Theft - inventory	2,282	30,000
Civil liability - General	20,000	15,000
Civil liability - Vehicles		3,000

(*)	according to the closing exchange rate on December 31, 2009 – US$ 1.7412

There is no insurance coverage for the optional civil liability, related to casualties with Company vehicles involving third parties.

30. RISK ANALYSIS AND FINANCIAL INSTRUMENTS

Financial Risk Management

The Company’s activities expose it to several financial risks, such as: market risk (including currency risk, interest rate risk on fair value, interest rate risk on cash flows and price risk), credit risk and liquidity risk. The Company uses derivative to hedge certain risk exposures.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

Risk management is carried out by the Company’s treasury officer, in accordance with the policies approved by management. On October 1, 2009, the board of directors approved Oi’s Financial Risks Management Policy, which formalized the management of exposure to market risk factors generated by financial transactions of companies within the Oi group. Pursuant to the Policy, market risks are identified based on contractual provisions of financial transactions for the year. Various scenarios for risk simulated through statistical models, in order to measure impacts on the groups financial results. Based on this analysis, the board of directors and management agree upon risk guideline to be followed each year. The risk guideline is equivalent to the worst expected impact on the group’s net income at 95% confidence. In order to properly manage risk, the treasury department may enter into hedging instruments, including swap derivative transactions, currencies and options. BrT and its subsidiaries do not use derivatives for any other purpose.

Following approval of the Financial Risk Management Policy, the Financial Risks Management Committee was created, comprising the CEO, CFO, Technology and Strategy Development Director and Treasury Director of the Oi Group. The Committee meets monthly to monitor application of the Financial Risk Management Policy. The board of directors also presents a follow-up report to management.

Financial instruments may involve known or unknown risks, and it is important to evaluate these potential risks. Therefore, there may be risks with or without guarantees depending on circumstantial or legal aspects.

(a) Fair Value of financial instruments

The Company has evaluated the active market for or effective realizable values (fair value) of financial assets and liabilities by using available information and evaluation methodologies appropriate for each situation. The interpretation of the market data regards the choice of methodologies requires a considerable amount of judgment and the establishment of estimates to reach an amount considered appropriate for each situation. Consequently, the estimates presented may not necessarily indicate the amounts that could be obtained in the active market. The usage of different types of hypotheses to determine the fair value could have a material effect on the amounts obtained.

The method as used to calculate the fair value of the derivative instruments was the discounted future cash flow method associated to each contract, discounted at market rates in effect at balance sheet date.

For securities traded in active markets, the fair value is equivalent to the amount of the last quotation available at balance sheet date, multiplied by the number of outstanding securities. For contracts whose current terms are similar to those originally contracted or which do not present quotation benchmarks, the fair values are equal to the carrying amounts.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

The classes of assets and liabilities presented in this note were selected based on their materiality.

	2008		2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets
Cash and cash equivalents	1,478,558	1,478,558	1,717,441	1,717,441
Cash investments	561,867	561,867	381,951	381,951
Trade accounts receivable	2,210,090	2,210,090	1,992,141	1,992,141
Loans and financing			1,674,750	1,864,563
Derivatives	29,179	29,179
Liabilities
Accounts payable and accrued expenses	1,889,543	1,889,543	1,542,761	1,542,761
Loans and financing	3,571,999	3,597,016	3,351,983	3,430,927
Debentures	1,091,906	1,058,712	1,090,586	1,135,191
Derivatives	222,073	222,073	198,280	198,280
Tax financing program	5,147	5,147	384,734	384,734
Dividends/ interest on shareholders’ equity	424,022	424,022	141,253	141,253
Authorizations payable	783,659	783,659	709,088	709,088
Treasury shares	(152,129)	(183,477)	(149,642)	(221,629)

In the evaluation carried out for the purpose of adjustment of assets and liabilities to current value through the amortized cost method, the applicability of such method was not verified, for the reasons detailed below:

•	Accounts receivable: very short maturity of invoices.

•	Trade accounts payable: short maturity for the liquidation of all obligations.

•	Loans and financing: all transactions are monetarily adjusted through contract indexes.

•	Permits and concessions payable: all obligations resulting from acquisitions of permits are monetarily adjusted through contract indexes.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

(b) Foreign exchange risk

The Company has loans and financings denominated in foreign currency. The risk associated with these liabilities is related to fluctuations in exchange rates that could increase their respective balances. In 2009, the loans subject to this risk represent approximately 11.9% (2008 – 16.7%) of the total loans and financing liabilities, disregarding the operations of foreign exchange hedging contracts. In order to minimize this type of risk, the Company has been entering into foreign exchange hedging contracts with financial institutions. In 2009, 95% of the Company’s debt denominated in foreign currency was hedged by by exchange rate swap and US dollar options, and foreign currency-denominated cash investments, compared to 98% in 2008. The unrealized positive or adverse effects on hedging transactions, through exchange swap modality, are recorded in the income statement as earnings or losses, according to the situation of each contract.

The amounts of the derivatives are summarized as follows:

	Indicator	Maturity	Notional Value			Fair Value
						Credits (payable) / receivable
			2008		2009	2008	2009
“Swap” Contracts
Asset position
Foreign currency - Yen (i)	VC + 1.9%	Mar/2010 to Mar/2011		280,703	165,342	277,774	122,845
Liability position
Interest rate - Interbank Certificate of Deposit (CDI) (i)	93.2% to 97.0% CDI	Mar/2010 to Mar/2011		(280,703)	(165,342)	(499,428)	(321,124)
Net Value						(221,654)	(198,280)
Option Contracts
Holder Position - Purchase
Foreign Currency - Dollar		Feb/2009	USD	80,000		29,179
Entering Position - Sale
Foreign Currency - Dollar		Feb/2009	USD	(64,000)		(419)

(i)	“Swap” of Yen for CDI (“plain vanilla”)

In 2004, the Company entered into foreign exchange swap transactions (plain vanilla) in order to hedge cash flows related to its yen-denominated liabilities with final maturity in March 2011. Under these contracts, the Company has an asset position in yens, plus fixed interest rate, and a liability position tied to a percentage of a one-day interest rate (CDI), thus hedging against the foreign exchange fluctuation risk of the yen against the Brazilian real, which in effect represented a swap of yen cost of 1.9% per year with an average weighted rate of 95.9% at balance sheet date. Such contracts were entered into with the following prime financial institutions: Citibank N.A. – Brazilian branch, Citibank DTVM S.A., Banco Citibank S.A., Banco JP Morgan S.A. and Banco Santander Brasil S.A. These transactions were duly recorded at the Clearinghouse for the Custody and Financial Settlement of Securities (CETIP S.A.) and there is no required guarantee margin on these contracts.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

Considering that the flows of asset position of swap contracts shall be offset by liability flows of the Yen-denominated debt, the Company considers that the risk of being liability in one day interest rate (CDI) is the raise of the CDI.

Exchange Risk Sensitivity Analysis

At the end of the fiscal year, management estimated real devaluation scenarios against other currencies based on the US$ Dollar (short PTAX). For the probable scenario, the same dollar exchange rate of the fiscal year closure was utilized. The probable rate was therefore devalued at 25% and 50%, and served as the basis to determine possible and remote scenarios.

Exchange rates scenarios

Description	Rate	Devaluation
Probable scenario
Dollar	1.7412	0%
Yen	0.018832	0%
Currency Basket	0.033995	0%
Possible scenario
Dollar	2.1765	25%
Yen	0.02354	25%
Currency Basket	0.042494	25%
Remote scenario
Dollar	2.6118	50%
Yen	0.028248	50%
Currency Basket	0.050993	50%

As of December 31, 2009, management estimated a future outflow for the payment of interest and principal of debt denominated in foreign currency based on interest rates prevailing at the balance sheet date and the foreign exchange rates above, also assuming that all interest and principal payments would be made on scheduled maturity dates. The impact of hypothetical devaluation of the Brazilian real in relation to other currencies can be measured by the difference in the future flows in the possible and remote scenarios compared to the probable scenario, where there is no estimate of devaluation. This sensitivity analysis takes into consideration future payment outflows. Thus, the sum of the amounts for each scenario is not equivalent to the fair value, or even to the present value of the liabilities.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

Transaction	Individual risk	Future payment outflows by period
		Up to 1 year	1 to 3 years	3 to 5 years	Total
Probable scenario
Dollar debts	Dollar increase	43,988	77,085	404,506	525,579
Cash in dollar (*)	Dollar decrease	(87,151)			(87,151)
Yen debts	Yen increase	83,824	41,131		124,955
Derivatives (net position - yen)	Yen decrease	(83,143)	(40,977)		(124,120)
Currency basket debts	Currency basket increase	30,578	9,575		40,153

Total pegged to exchange rates		(11,904)	86,814	404,506	479,416

Possible scenario
Dollar debts	Dollar increase	54,985	96,356	505,632	656,974
Cash in dollar (*)	Dollar decrease	(108,939)			(108,939)
Yen debts	Yen increase	104,779	51,414		156,193
Derivatives (net position - yen)	Yen decrease	(103,928)	(51,221)		(155,150)
Currency basket debts	Currency basket increase	38,222	11,968		50,190

Total pegged to exchange rates		(14,881)	108,517	505,632	599,268

Remote scenario
Dollar debts	Dollar increase	65,982	115,628	606,759	788,369
Cash in dollar (*)	Dollar decrease	(130,726)			(130,726)
Yen debts	Yen increase	125,735	61,697		187,432
Derivatives (net position - yen)	Yen decrease	(124,714)	(61,466)		(186,180)
Currency basket debts	Currency basket increase	45,867	14,362		60,229

Total pegged to exchange rates		(17,856)	130,221	606,759	719,124

Impacts
Possible scenario – probable scenario		(2,977)	21,704	101,126	119,853
Dollar		(10,791)	19,271	101,126	109,606
Yen		170	39		209
Currency basket		7,644	2,394		10,038
Remote Scenario – Probable Scenario		(5,952)	43,407	202,253	239,708
Dollar		(21,581)	38,543	202,253	219,215
Yen		340	77		417
Currency basket		15,289	4,787		20,076

(*)	Cash in Dollar for hedge

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

The fair value of instruments subject to foreign exchange risk would be impacted as follows in the estimated scenarios:

Impacts on Fair Value of Liability Instruments

Transaction	Risk	Balance at 12/31/09
Probable scenario
Dollar debts	Dollar increase	371,475
Cash in dollar (*)	Dollar decrease	(87,151)
Yen debts	Yen increase	122,709
Derivatives (net position - yen)	Yen decrease	(122,845)
Currency basket debts	Currency basket increase	37,689

Total pegged to exchange rates		321,877

Possible scenario
Dollar debts	Dollar increase	464,344
Cash in dollar (*)	Dollar decrease	(108,939)
Yen debts	Yen increase	153,386
Derivatives (net position - yen)	Yen decrease	(153,556)
Currency basket debts	Currency basket increase	47,111

Total pegged to exchange rates		402,346

Remote scenario
Dollar debts	Dollar increase	557,212
Cash in dollar (*)	Dollar decrease	(130,726)
Yen debts	Yen increase	184,064
Derivatives (net position - yen)	Yen decrease	(184,267)
Currency basket debts	Currency basket increase	56,534

Total pegged to exchange rates		482,817

Impacts
Possible scenario – probable scenario		80,469
Dollar		71,081
Yen		(34)
Currency basket		9,422
Remote Scenario – Probable Scenario		160,939
Dollar		142,162
Yen		(68)
Currency basket		18,845

(*)	Cash in Dollar for hedge.

c. Interest Rate Risk

Assets

Cash equivalents and short-term investments in local currency are kept in financial investment funds (FIFs) exclusively managed for the Company and investments in its own portfolio of private securities (floating rate bank certificates of deposit - CDBs) issued by prime financial institutions.

The Company has also granted a loan to the company that manufactures telephone directories, which earns interest based on the IGP-DI (General Price Index - Domestic Supply). Fixed income bonds (CDBs) shall be kept in applications at the Banco de Brasília S.A., related to the guarantee to the credit incentive granted by the Federal District Government, which program is called PRO-DF - Program of Economic and Sustainable Development Promotion of the Federal District, with such bonds remuneration being 94% to 97% of the SELIC rate.

The interest rate risk linked to such assets arises from the possibility of fluctuations in these rates and consequent decrease in return on these assets.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

These assets on December 31, 2009 are presented in the balance sheet as follows:

	2008		2009
	Accounting Value	Market value	Accounting Value	Market value
Assets
Cash Equivalents	1,310,720	1,310,720	1,542,545	1,542,545
Financial Investments	561,867	561,867	381,951	381,951
Loans and Financing – Private Debenture			1,674,750	1,864,563
Other Assets	6,868	6,868	16,692	16,692

Total	1,879,455	1,879,455	3,615,938	3,805,751

Current	1,874,345	1,874,345	1,926,476	2,027,603
Non-current	5,110	5,110	1,689,462	1,778,148

Liabilities

The Company has loans and financings that are subject to the following indexes: Long-term Interest Rate (TJLP), Monetary Unit of the National Bank for Economic and Social Development (UMBNDES), Interbank Certificate of Deposit (CDI) and General Price Index - Domestic Supply (IGP-DI), as well as financing in foreign currency subject to the YEN LIBOR and LIBOR indexes. The Company also has exposure to CDI rate resulting from swap operations contracted with the aim of protecting its Yen-related liability, as mentioned in Note 30 (b). There are no other derivative transactions to hedge the liabilities against the interest rate risk.

Furthermore, the Company issued public debentures, non-convertible into or exchangeable for shares. Such liability was contracted at interest rate connected to CDI rate, capitalized from a “spread” of 3.5% p.a. The risk inherent to such liabilities appears due to the possibility of possible raises of such rates. However, the Company continuously monitors the market rates to evaluate the possibility of entering into derivative contracts to hedge against the risk of fluctuations in these rates.

Interest rates sensitivity analysis

The Company believes that the most significant risk related to interest rate changes arises from its liabilities subject to the CDI rate and the TJLP rate. The risk relates to an increase in these rates.

At balance sheet date, management estimated a probable scenario of changes in CDI and TJLP rates. The rates prevailing at balance sheet date were used in the probable scenario. These rates have been stress tested by 25% and 50%, and used as benchmark to determine possible and remote scenarios.

Interest exchange rate scenario

Probable scenario		Possible scenario		Remote scenario
CDI	TJLP	CDI	TJLP	CDI	TJLP
8.55% p.a.	6.00% p.a.	10.68% p.a.	7.50% p.a.	12.83% p.a.	9.00% p.a.

As of December 31, 2009, management estimated a future outflow for the payment of interest and principal of its debts pegged to CDI and TJLP based on the interest rates above, also assuming that all interest and principal payments would be made timely. Flows of debts contracted among companies of the Oi Group were not considered.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

The impact of hypothetical increases in interest rates can be measured by the difference in the future flows in the possible and remote scenarios compared to the probable scenario, where there is no estimate of increase.

This sensitivity analysis takes into consideration payment outflows on future dates. Thus, the aggregate of the amounts for each scenario is not equivalent to the fair value, or even the present value of these liabilities. The fair value of these liabilities, should the Company’s credit risk remain unchanged, would not be impacted in the event of fluctuations in interest rates, as the interest rates used to estimate future cash outflows would be the same which adjust such flows to present value.

In addition, cash equivalents and short-term investments are held in post-fixed bonds that could have an remuneration increasing in possible and remote scenarios, neutralizing part of the impact of increasing interest rates on debt payment flows. However, given that it is not possible to predict terminations equivalent to those of the financial liabilities, the impact of the scenarios on these assets has not been considered. Cash equivalents and financial investments balances are presented in Note 12.

Future interest payment outflows by period

Transaction	Individual risk	Up to 1 year	1 to 3 years	3 to 5 years	Larger than 5 years	Total
Probable scenario
CDI debts	CDI increase	128,491	173,093	21,095		322,679
Derivatives (net position—CDI)	CDI increase	113,631	61,888			175,519
TJLP debts	TJLP increase	234,289	299,492	109,019	44,356	687,156

Total pegged to interest rates		476,411	534,473	130,114	44,356	1,185,354

Possible scenario
CDI debts	CDI increase	148,859	203,080	24,747		376,686
Derivatives (net position—CDI)	CDI increase	115,641	64,561			180,202
TJLP debts	TJLP increase	240,628	336,405	156,601	74,675	808,309

Total pegged to interest rates		505,128	604,046	181,348	74,675	1,365,197

Remote scenario
CDI debts	CDI increase	169,015	232,780	28,362		430,157
Derivatives (net position—CDI)	CDI increase	117,635	67,243			184,878
TJLP debts	TJLP increase	246,938	373,928	206,134	107,624	934,624

Total pegged to interest rates		533,588	673,951	234,496	107,624	1,549,659

Impacts
Possible scenario – probable scenario		28,717	69,573	51,234	30,319	179,843
CDI		22,378	32,660	3,652		58,690
TJLP		6,339	36,913	47,582	30,319	121,153
Remote Scenario – Probable Scenario		57,177	139,478	104,382	63,268	364,305
CDI		44,528	65,042	7,267		116,837
TJLP		12,649	74,436	97,115	63,268	247,468

d. Credit risk

Concentration of credit risk associated with accounts receivable from customers is not material, given the Company’s highly diversified customer portfolio and the monitoring controls it applies. Past due amounts are adequately covered by a provision for potential losses.

The Company engages a variety of first class financial institutions to carry out financial transactions (short-term investments, loans and financing), thereby avoiding the risk of concentrating its financial transactions particular institutions.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

e. Liquidity risk

The cash flows from operating and third-party financing are used to defray capital expenses on the expansion and modernization of the Company’s network, payment of dividends, prepayment of debts and investments in new businesses.

f. Risk of Early Maturity of Loans and Financing

Defaults under debt instruments of the Company and its subsidiaries may result in the accelerated maturity of other debt instruments. The inability to incur in new debts might prevent the Company and its subsidiaries from investing in their business and investing in required or advisable capital expenditures, which would reduce future sales and adversely impact their profitability. Additionally, the funds necessary to meet the payment commitments of the loans taken can reduce the amount of funds available for capital expenditures.

The Company did not comply with covenants under its agreement with JBIC on December 31, 2009 and March 31, 2010, and JBIC waived such non-compliance. The Company believes that it will comply with these covenants as of June 30, 2010 and the foreseeable future periods. In the event that the Company does not comply, JBIC would have the right to accelerate this debt. If the Company is unable to obtain a waiver relating to this breach, it intends to exercise its right to prepay this debt. The Company understands that this prepayment would avoid triggering any cross-default or cross-acceleration clauses contained in its other debt agreements. However, In the event that the Company is unable to obtain the respective waivers and does not prepay this debt, JBIC would have the right to accelerate this debt. In addition, other agreements and financial instruments of the Company, and its subsidiaries contain cross-default and cross-acceleration clauses, which give the respective creditors the right to accelerate amounts due under these agreements in the event that amounts due under the Company’s agreement with JBIC is accelerated.

g. Contingent Risks

Contingencies are assessed according to probable, possible or remote loss risk. The contingencies for which an unfavorable outcome is regarded as probable are recorded in liabilities. Details on these risks are presented in Note 25.

h. Regulatory risk

Regulatory risks are related to the STFC services, which is the most expressive segment in which the Company operates.

Concession Agreements

The Company has entered into local and domestic long distance concession agreements with ANATEL, effective from January 1, 2006 to December 31, 2025. These concession agreements, which provide for revisions on a five–year basis, generally place larger demands on management, particularly with respect to the protection of consumer interests. Of particular note:

(i) The public concession fee is defined as 2% of company’s net revenue, calculated every two years, beginning in 2006, with the first payment made on April 30, 2007. Payment will occur successively until end of the concession period. This calculation method, as regards its accrual, corresponds to 1% for each fiscal year;

(ii) The definition of new universal service goals, particularly the installation of network infrastructure for connection to high-capacity access networks;

(iii) The regulatory agency may impose alternative mandatory offer plans;

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

(iv) Introduction of the regulatory agency’s right to intervene in and alter the concessionaire’s agreements with third parties;

(v) Classification of the applicable entity’s assets as indispensable for the concession, and therefore assets that remain with the concession; and

(vi) Establishment of a users’ council in each concession.

Interconnection tariffs are defined as a percentage of the public local and domestic long distance tariff until the effective implementation of a cost model by service/modality, which is scheduled for 2010, pursuant to the models defined by the Separation and Accounting Allocation Regulations (Resolution 396/2005).

31. Subsequent events

Corporate restructuring – BrT - Extraordinary shareholders’ meeting on June 16, 2010

In an extraordinary shareholders’ meeting that took place on June 16, 2010, the minority shareholders of common and preferred shares of BrT did not approve the new proposed indirect share exchange ratios between BrT and Telemar, which would have been applied during the final step of the Corporate Restructuring.

In light of the rejection of the proposed exchange ratios, the Companies informed that the simplification of their corporate structure, as disclosed in a Material Fact dated April 25, 2008, is suspended indefinitely.

32. Summary of the differences between Brazilian Corporate Law and U.S. GAAP

The consolidated financial statements of the Company have been prepared in accordance with Brazilian Corporate Law, which differs in certain significant respects from U.S. GAAP.

As described in Note 1, as a result of the mergers which were completed on July 31, 2009 and September 30, 2009, Invitel, Solpart, Copart 1 and Copart 2, and BrT Part, respectively, were merged into the Company. Under U.S. GAAP, because Copart 1 controlled Invitel since January 8, 2009 and was under common control with Copart 2, the merger of Invitel, Solpart, Copart 1 into BrT Part, and Copart 2 into the Company on July 31, 2009, and the subsequent merger of BrT Part into the Company on September 30, 2009 represent reorganizations of entities under common control. As a result, these mergers were accounted for in a manner similar to a pooling-of-interests, whereby the financial statements of the surviving entity (the Company) are presented on a consolidated basis as from January 8, 2009, the period during which Copart 1, Copart 2 and the Company were under common control, and include the assets and liabilities of the Company at the historical carrying values recorded by Copart 1 and Copart 2. The historical carrying amounts of Copart 1 and Copart 2 reflect the purchase accounting recorded under U.S. GAAP in accordance with FASB Accounting Standard Codification – ASC 805, under which 100% of the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the subsidiaries of Invitel were recorded at their fair values on January 8, 2009. For periods prior to January 8, 2009, the Company has determined that for U.S. GAAP purposes, Invitel is its predecessor entity.

Under Brazilian Corporate Law, the concept of the predecessor entity is not applied. Consequently, the accompanying shareholders equity and net income reconciliations to U.S. GAAP as of December 31, 2008 and for the two years then ended reconciles from the BrT Brazilian Corporate Law balances to those of Invitel. The accompanying shareholders equity and net income reconciliation as of and for the year ended December 31, 2009 reconciles from the BrT Brazilian Corporate Law balances to the combined balances of Copart 1 and Copart 2 since the accounting basis of the Company’s assets and liabilities changed as a result of the acquisition of control of the Company by Copart 1 and subsequent restructurings.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

In 2008 and 2007, Invitel owned 100% of the outstanding shares of Solpart, which owned 52.0% of the outstanding voting share capital, representing 19.0% of the outstanding share capital, of BrT Part, which, in turn, owned 67.2% of the outstanding share capital, including 99.1% of the outstanding voting share capital, of our company.

The following is a summary of the significant policies and adjustments to net income and shareholders’ equity required when reconciling such amounts recorded in the consolidated financial statements to the corresponding amounts in accordance with U.S. GAAP, considering the significant differences between Brazilian Corporate Law and U.S. GAAP:

a. Business combinations

Until December 31, 2009, accounting for business combinations was not specifically addressed under Brazilian Corporate Law.

Under Brazilian Corporate Law, goodwill was typically recorded as the difference between the historical book value of the assets acquired and liabilities assumed and the purchase price, and was amortized over the estimated period over which the Company expected to benefit from the goodwill. This period was determined based on the reasons attributed by management for the payment of goodwill. A test for impairment was made at least annually or if there is an indication that the unit in which the goodwill was allocated may be impaired.

In December 2008, CPC 13 – Initial Adoption of of Law No. 11,638/07 and Provisional Measure No. 449/08, was issued and required that goodwill recorded based on the expectations of future profits shall not be amortized under Brazilian Corporate Law in the periods beginning after January 1, 2009. Goodwill is still subject to an annual impairment test.

Under Brazilian Corporate Law, all of business combinations that occurred prior to January 1, 2009 were accounted for as described above. However, as a result of the convergence process of Brazilian Corporate Law with International Financial reporting Standards - IFRS resulting from the issuance of Law No. 11,638/07, Copart 1 and Copart 2 adopted the procedure to record new business combinations under Brazilian Corporate Law based on the proportional fair values of the identifiable assets and liabilities acquired, including intangible assets and contingent liabilities. This treatment was applied to the acquisition of the Company which occurred on January 8, 2009.

Under U.S. GAAP, the Company adopted the procedures determined by FASB ASC 805-Business Combinations to account for all of business combinations that occurred prior to January 1, 2009. The accounting method used in business combination transactions is the “purchase method”, which requires that acquirers reasonably determine the fair-value of the identifiable assets and liabilities of acquired companies, individually, to determine goodwill paid.

Under U.S. GAAP, the Copart 1 and Copart 2 applied FASB ASC 805 to recognize acquisition of the Company, under which 100% of the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the subsidiaries of Invitel were recorded at their fair values on January 8, 2009.

Under U.S. GAAP, goodwill represents the excess of cost over the fair value of the net assets of the business acquired. Goodwill and intangible assets acquired in a business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of FASB ASC 350 - Intangibles Goodwill and

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

Other, which also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with FASB ASC 350.

Under FASB ASC 350, the Company evaluates goodwill for impairment by determining the fair value of each reporting unit and comparing it to the carrying amount of the reporting unit on a yearly basis. To the extent the carrying amount of a reporting unit exceeds the respective fair value, the respective goodwill is considered to be impaired. Under this scenario, the Company would be required to perform the second step of the impairment test which involves the calculation of a hypothetical goodwill balance to measure the amount of impairment to be recorded.

1 - Business combinations occurred prior to January 1, 2009

i)	Purchase of the control of the nine operating companies in the privatization auction and the minority interests in the eight operating companies formerly held directly by the controlling group of the Company.

Solpart, Invitel’s subsidiary, acquired nine operating Brazilian telecommunication companies in the privatization auction held in August 1998, and recorded goodwill in that purchase. Under Brazilian Corporate Law the purchase price, in the original amount of R$982,090, was allocated to future profitability in the amount of R$589,630 and to the basis of the fixed assets to fair value at the time of the purchase in the amount of R$392,460.

The adjustment to record fixed assets at fair value is being depreciated over the remaining useful lives of the respective fixed assets. The remaining amount of goodwill under U.S. GAAP is R$186,716 as from January 1, 2002.

On February 28, 2000, the subsidiary BrT Part reorganized its investments in fixed-line telecommunication companies, by exchanging its shares in its eight smaller operating subsidiaries for newly issued shares of its main operating subsidiary, Telecomunicações do Paraná S.A. – TELEPAR. The minority shareholders of the smaller operating companies also exchanged their shares for newly issued shares of TELEPAR. These companies were then merged into TELEPAR. After the merger, the name of TELEPAR was changed to Brasil Telecom S.A.

At the same date, in connection with the combination of the eight operating companies under common control with Telepar, BrT Part made an offer to exchange Telepar shares for the shares held by minority shareholders in each of the operating companies. The exchange was made based on the book value of the shares of Telepar compared to the book value of the shares of the operating companies. The book value of the shares was calculated by dividing stockholders’ equity by the number of shares outstanding. In the exchange offer, Telepar acquired almost 100% of the minority shares.

Under U.S. GAAP, the purchase price of these shares was calculated based on the traded market value of Telepar shares at the time of the exchange. The purchase price is then compared to the fair value of the assets and liabilities of each of the operating companies to determine the goodwill amounting to R$26,698.

Prior to the adoption of FASB ASC 350, goodwill was amortized. The remaining amount of goodwill under U.S. GAAP is R$16,464 as from January 1, 2002.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

ii)	Purchase of controlling interest in CRT

On July 31, 2000, BrT Part purchased all of the outstanding shares of TBS Participações S.A. (TBS), the holding company of Companhia Riograndense de Telecomunicações (CRT) for R$1,517,574.

In accordance with U.S. GAAP, BrT Part registered goodwill in the amount of R$1,037,676 and an adjustment to reduce the fixed assets to their fair value in the amount of R$53,128.

The adjustment to record fixed assets at fair value is being depreciated over the remaining useful lives of the respective fixed assets.

Additionally, the amortization of the recomputed goodwill recognized in 2006 under Brazilian Corporate Law, in the amount of R$11, has been reversed under U.S. GAAP in connection with the adoption of FASB ASC 350.

The remaining amount of goodwill under U.S. GAAP purposes is R$886,764 as from January 1, 2002.

iii)	Purchase of minority interest in CRT

On December 28, 2000, BrT Part exchanged its shares for the remaining outstanding shares of CRT. The exchange ratio was based on the market value of CRT shares and the market value of BrT Part’s shares at December 1, 2000. The purchase was recorded under Brazilian Corporate Law based on the book value of the CRT shares as of December 1, 2000, so no goodwill arose for Brazilian Corporate Law purposes.

Under U.S. GAAP, the purchase price of the minority interest in CRT was determined on December 28, 2000. The net effect of recording the purchase on the transaction’s closing date was R$6,129, which was recorded on shareholders’ equity. Additionally, BrT Part registered goodwill in the amount of R$169,412 and an adjustment to reduce the fixed assets to their fair value in the amount of R$108,174.

The adjustment to record fixed assets at fair value is being depreciated over the remaining useful lives of the respective fixed assets. The remaining amount of goodwill under U.S. GAAP purposes is R$135,531 as from January 1, 2002.

iv)	Purchase of controlling interest in iBest

On June 26, 2003, the BrT purchased the remaining capital of 50.5% of iBest S/A for R$157,045 and became owner of 100% of its capital share. The results of iBest operations have been included in the consolidated financial statements as from such date.

Under U.S. GAAP, the purchase price was allocated as intangible assets of R$78,615 and goodwill of R$65,322.

The intangible assets recorded under U.S. GAAP consist of the Customer List R$11,572 and Trademark R$67,043. The valuation of the intangible assets followed the income approach. This method of estimating value has involved the discounting or capitalizing of an income stream. In the income approach, variables such as earnings or cash flows are utilized as a proxy for the expected benefits to the owners of the business.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

The amortization related to the customer list is being calculated at the estimated churn rate and the future free cash flow generated by the customer list existing at the acquisition date. Trademark and goodwill recognized in a business purchase combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of FASB ASC 350. The amount of goodwill and intangible assets impairment, if any, was measured based on projected discounted future operating cash flows using a discount rate reflecting the BrT’s average cost of funds.

v)	Goodwill Group BrT Cabos Submarinos (GlobeNet)

During the second quarter of 2003, BrTI invested, as shareholder or quota holder, of the Group BrT Cabos Submarinos (formerly known as GlobeNet). This acquisition generated goodwill in an amount of R$6,324, which is being amortized under Brazilian Corporate Law in five years, and has been reversed under U.S. GAAP in connection with the adoption of FASB ASC 350.

vi)	Purchase of controlling interest in BrT Multimídia

On May 13, 2004, the BrT purchased the remaining capital of 80.1% of BrT Multimídia for R$226,408 and became owner of 100% of its capital stock. The results of BrT Multimídia operations have been included in the consolidated financial statements as from such date. Before the acquisition of the control the Company valuated the investment in BrT Multimídia by cost.

Under U.S. GAAP, the purchase price was allocated as intangible assets R$48,678, fair value of fixed assets R$43,637 and goodwill R$58,797.

The adjustment to record fixed assets at fair value is being depreciated over the remaining useful lives of the respective fixed assets. Intangible assets consist of the customer list R$25,607, order backlog list R$18,810 and trademark value R$4,261. The amortization related to the customer list and order backlog list is being calculated at the estimated churn rate and the future free cash flow generated by the customer list and order backlog list existing at the acquisition date. The trademark was amortized over a period of 12 months, equivalent to the period which its use was contracted. After this period, the BrT is not able to use the trademark “BrT Multimídia” anymore.

The valuation of the intangible assets followed the income approach. This method of estimating value involved the discounting the income stream associated with the related intangible asset. In the income approach, variables such as earnings or cash flows are utilized as a proxy for the expected benefits to the owners of the business.

vii)	Purchase of controlling interest in iG Group

The BrT held a participation of 9,41% of the capital stock of Internet Group and until April 02, 2004 the investment was valued by cost. On April 02, 2004, the BrT purchased an interest of 12.25% in iG Group capital for R$150,114. On November 24, 2004, the BrT purchased an additional interest of 50.75% of iG Group capital for R$143,664 and became owner of 63.0% of its capital stock. The results of iG Group operations have been included in the consolidated financial statements as from such date. On July 31, 2005, the Company purchased an additional interest of 25.61% of iG Group capital stock for R$54,651.

Under U.S. GAAP, the purchase price of these acquisitions was allocated as intangible assets of R$52,907 and goodwill of R$260,292.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

Intangible assets consist of the customer list valued at R$5,983 and trademark value of R$46,924. The amortization related to the customer list is being calculated at the estimated churn rate and the future free cash flow generated by the customer list existing at the acquisition dates. Trademark and goodwill recognized in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested for impairment at least annually in accordance with the provisions of FASB ASC 350.

The remaining amount of the goodwill was R$209,962 at December 31, 2008.

viii)	Purchase of noncontrolling interest in Solpart

On October 15, 2007, the Invitel purchased the noncontrolling interest (38% participation) in the capital of Solpart for R$935,847. As of this date, Solpart became a wholly owned subsidiary of Invitel.

Under U.S. GAAP, the purchase price was allocated to intangible assets (regulatory licenses) in the amount of R$208,170, and to fair value of fixed assets in the amount of R$101,975.

The amount allocated as intangible asset is being amortized using a rate of approximately 5.88% per year, which is based on the remaining term of the related concession agreements.

The adjustment to record fixed assets at fair value is being depreciated using a weighted average depreciation rate of approximately 15.21% per year, which is based on the estimated remaining useful lives of the related assets.

Additionally, the amortization of the goodwill recognized in 2007 under Brazilian Corporate Law, in the amount of R$ 17,230, has been reversed under U.S. GAAP in connection with the adoption of FASB ASC 350.

2 - Business combinations occurred after January 1, 2009

(i)	Acquisition of BrT

As described in Note 1, on January 8, 2009, Copart 1 acquired BrT Part and, consequently, BrT, with the payment of R$5,371,099, equivalent to R$77.04 per BrT Part common share. The acquisition of control of BrT by the Copart 1 was achieved, basically, through the acquisition of 100% of the shares of Invitel S.A., which in turn owned 100% of Solpart, which had direct control of BrT Part.

As mentioned in Note 1, under Brazilian Corporate Law, this acquisition was accounted for based on the proportional fair values of identifiable assets and liabilities acquired, including intangible assets and contingent liabilities, based on the participation acquired.

Under U.S. GAAP, the Copart 1 and Copart 2 applied FASB ASC 805 - Business Combination, under which 100% of the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the subsidiaries of Invitel were recorded at their fair values on January 8, 2009.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

The identified assets and liabilities, including the contingencies of BrT, are recognized on the consolidated financial statements by their fair value under U.S.GAAP at the acquisition date, as demonstrated below:

As of January 8, 2009
Assets:
Cash and cash equivalents	2,760,840
Cash investments	775,502
Accounts receivable	2,140,090
Other current assets	1,919,243
Non-current assets	4,616,247
Investments	3,744
Property, plant and equipment, net (i)	13,206,419
Intangibles assets (ii)	16,548,148
Total assets acquired	41,970,233
Liabilities:
Current liabilities	5,954,112
Deferred income tax	4,791,779
Provision for contingencies (iii)	3,790,083
Other liabilities	5,573,644
Total liabilities assumed	20,109,618
Total net assets	21,860,616

(i)	Under U.S. GAAP, the reconciliation adjustment reflects the changes in the accounting basis of PP&E to reflect the purchase price allocation to the step-up in fair value of property, plant and equipment of R$7,303,779 in connection with the business combination of BrT. This adjustment is depreciated using a weighted average depreciation rate of approximately 15.21% per year, which is based on the estimated remaining useful lives of the related assets.
(ii)	Under U.S. GAAP, the reconciliations adjustment reflects the purchase price allocation to the step-up in fair value of intangible assets of R$14,219,035 in connection with the business combination of BrT. The intangible assets are associated with regulatory licenses, which fair value was calculated through an income approach methodology. This amount is amortized using a rate of approximately 5.88% per year, which is based on the remaining term of the related concession agreements.
(iii)	The provision for contingencies includes R$3,075,969 million related to the fair value of several labor, tax and civil contingencies, which risk evaluation from the external lawyers was deemed possible and remote. This amount was estimated based on its expected future cash outflow at the end of each litigation and recorded in the Company’s financial statements in connection with the business combination of BrT.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

Following is the total purchase price of the acquisition, as well as the determination of the bargain purchase:

As of January 8, 2009
Cash paid	5,371,099
Fair value of previous held equity interests of Copart 1 and Copart 2 in BrT Part and BrT (i)	2,139,913
Fair value of non controlling interests (ii)	7,758,294
Net amount of identifiable assets acquired and liabilities assumed at the acquisition date, measured in accordance with FASB ASC 805 as previously disclosed	(21,860,616)

Gain on bargain purchase	(6,591,310)

(i)	Fair values determined based on the quoted market prices of the respective shares on the acquisition date.
(ii)	The fair value of noncontrolling interests was determined as follows:

•	For the common shares, based on the amount stipulated on the mandatory tender offers, considering CVM requirements.

•	For the preferred shares, based on the quoted market price at the acquisition date.

The gain recorded on the acquisition was principally a result of the difference between the fair value of the net assets of Invitel and the quoted market prices of the non-controlling interests in the preferred shares of BrT Part and BrT. The fair value of net assets of Invitel is substantially related to the fixedline telecommunication business, which by nature, is a long-term investment, and consequently, less affected by the global credit crisis that was in effect as of the acquisition date. However, the quoted market prices of the preferred shares of BrT Part and BrT had been severely impacted by the global credit crisis. On January 8, 2009, the acquisition date, the quoted market prices of the preferred shares of BrT and BrT Part had declined 34% and 36%, respectively, when compared to the peak market prices of 2008.

Based on the calculation of the gain on bargain purchase demonstrated above, management reassessed its estimates of fair value of assets acquired and liabilities assumed. Thus, management reviewed the procedures used to measure the amounts recognized at the acquisition date related to: (i) the fair value of identifiable assets acquired and liabilities assumed, (ii) the non controlling interest on the acquisition date; (iii) the previously held equity interest in the acquiree; and (iv) the consideration transferred in order to determine that all information available at the acquisition date was appropriate considered to account for the business combination. Considering that no additional information came to attention of management as a result of this reassessment, which could change the fair values of assets acquired and liabilities assumed in connection with this acquisition, in accordance with FASB ASC 805, Copart 1 recognized a gain in the amount of R$6,591,310 in its 2009 income statement.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

Unaudited consolidated pro forma results

The following table presents the Invitel’s unaudited consolidated pro forma results under Brazilian Corporate Law for the year ended December 31, 2008, as if the effects of the acquisition of BrT by Copart 1 had been recorded on January 1, 2008. The pro forma financial information is not necessarily indicative of what Invitel’s consolidated results of operations would have been had we completed the acquisitions at the dates indicated. In addition, the pro forma financial information does not purport to project the future results of operations of the combined company:

2008
Net operating revenues	11,581,182
Operating income	739,990
Net income (loss)	(627,049)

Purchase of noncontrolling interests in BrT and BrT Part

As mentioned in Note 1, on June 23, 2009, Copart 1 acquired 40,452,227 of BrT Part´s common shares for R$64.71 per share, through an OPA. After this OPA, Copart 1 owned, direct and indirectly, through Invitel´s control, 54.45% of total share and 90.68% of the voting shares of BrT Part. At this same date, Copart 2 acquired 630,872 of BrT´s common shares at a unit cost of R$60.64 per share, through another OPA. After this OPA, Copart 2 owned 10.62% of total share and 0.25% of the voting capital share of BrT. The total purchase of noncontrolling interest amounted R$2,656,837.

Under Brazilian Corporate Law, the step-up in the fair values of the identified assets and liabilities, including the contingencies of BrT, were recognized in the consolidated financial statements of Copart 1 and Copart 2 based on the respective percentage acquired on the dates of the OPA’s.

For U.S. GAAP purposes, changes in parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary are accounted for as equity transactions (investments by owners and distributions to owners acting in their capacity as owners). Therefore, the cash disbursement of R$2,656,837 was recorded as a debit to noncontrolling interest account under U.S. GAAP up to the carrying amount of the purchased interest. The difference between the fair value of consideration offered and the mentioned carrying amount was attributed to the controlling interest. Under Brazilian Corporate Law, the OPA resulted in an increase in the book and tax bases of Property, Plant and Equipment and Intangible assets at the level of Copart 1 and Copart 2. The increase in the tax bases of these assets resulted in a reduction in the deferred tax liability that was previously recorded under U.S.GAAP. This effect is presented in the changes in shareholders’ equity within Effects of Purchase of noncontrolling interest. As such, no gain or loss was recognized in consolidated statement of net income or comprehensive income.

Reorganizations of entities under comom control

As described in Note 1, as a result of the mergers which were completed on July 31, 2009 and September 30, 2009, Invitel, Solpart, Copart 1 and Copart 2, and BrT Part, respectively, were merged into the BrT. Under U.S. GAAP, because Copart 1 controlled Invitel since January 8, 2009 and was under common control with Copart 2, the merger of Invitel, Solpart, Copart 1 into BrT Part, and Copart 2 into the BrT on July 31, 2009, and the subsequent merger of BrT Part into the BrT on September 30, 2009 represent reorganizations of entities under common control.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

Under Brazilian Corporate Law, the reorganizations resulted in an increase in the book and tax bases of Property, Plant and Equipment and Intangible assets at the level of BrT. The increase in the tax bases of these assets resulted in a reduction in the deferred tax liability that was previously recorded under U.S.GAAP. This effect is presented in the changes in shareholders’ equity within Effects of Restructuring.

Reporting units

For U.S. GAAP purposes, the Company defines its reporting units, according to FASB ASC 280 “Segment Information”.

Under the terms of the operating concessions granted by the Federal Government, the Company is obliged to provide a certain minimum level of services over the entire area covered by its fixed-line operating licenses. Also, the Company does not possess discrete financial information that could allow a determination of assets and liabilities (and goodwill) allocation in a level below the entire fixed-line business segment and neither does it manage different areas of the concession as if they were separate businesses and has thus considered the entire fixed-line business to be one reporting unit. In viewing all of fixed-line assets and liabilities of the Company as one reporting unit and performing an initial assessment on this reporting unit as to whether there was an indication that goodwill is impaired, the second step of the impairment test was not required. For the internet segment, the Company applies separate assessement for each reporting unit. The Company was not required to recognize an impairment loss under U.S. GAAP for any of the periods presented for any of its reporting units.

Allocation of goodwill by segment

The Company has goodwill reportable by following segments: (i) fixed telephony and data transmission segment comprised of BrT, BrT Cabos Submarinos Companies and BrT Multimídia; (ii) internet segment comprised of iG Group and iBest Group.

Below are the changes in the carrying amount of goodwill under U.S. GAAP by reportable segment:

	Fixed Telephony and data transmission	Internet	Total
Balance as of December 31, 2007 and 2008	1,290,596	275,285	1,565,881

Under U.S. GAAP, the accounting basis of the Company’s assets changed as a result of the acquisition of control of the Company by Copart 1 and subsequent restructurings, whereby the excess purchase price was allocated to intangible assets. Consequently, the Company does not have any goodwill recorded under U.S. GAAP as of December 31, 2009.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

Intangible assets by segment

The amount of intangible assets subject to amortization is as follows:

Under U.S. GAAP, the accounting basis of the Company’s intangible assets changed as a result of the acquisition of control of the Company by Copart 1 and subsequent restructurings.

	As of December 31, 2009
Intangible assets subject to amortization	Gross Carrying Amount	Accumulated Amortization	Net book value
Fixed Telephony and data transmission
Licenses	14,478,364	(865,886)	13,612,478
Mobile Telephony
Licenses	819,874	(182,865)	637,009
Customer List	381,515	(152,606)	228,909
Computers and softwares	2,768,051	(2,075,293)	692,758
Other	646,053	(453,118)	192,935

Total	19,093,857	(3,729,768)	15,364,089

	As of December 31, 2008
Intangible assets subject to amortization	Gross Carrying Amount	Accumulated Amortization	Net book value
Fixed Telephony and data transmission
Licenses	272,300	(25,573)	246,727
Customer List	25,607	(21,884)	3,723
Order Backlog List	18,810	(18,701)	109
Mobile Telephony
Licenses	819,874	(124,905)	694,969
Internet
Customer List	17,555	(17,541)	14
Computers and softwares	2,524,598	(1,743,005)	781,593
Other	528,860	(423,326)	105,534

Total	4,207,604	(2,374,935)	1,832,669

For the year ended on December 31, 2007, 2008 and 2009 the aggregated amortizations expenses were:

	Fixed Telephony and data transmission	Mobile Telephony	Internet
2007	4,945		140
2008	2,958		34
2009	851,611	152,606	—

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

The expected future annual amortization for these intangible assets as of December 31, 2009 is as follows:

Estimated Amortization Expense	Fixed Telephony and data transmition	Mobile Telephony
2010	851,611	152,606
2011	851,611	76,303
2012	851,611	—
2013	851,611	—
2014 and after	10,219,339	—

The amount of intangible assets that are not subject to amortization, but are annually tested by impairment, under U.S. GAAP, is as follows:

Intangible assets not subject to amortization	As of December 31, 2008	As of December 31, 2009
Internet
Trademark	113,967	113,967

b. Different criteria for capitalizing and amortizing capitalized interest

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

Under U.S. GAAP, in accordance with the provisions of FASB ASC 835-20, “Capitalization of Interest”, interest incurred on borrowings is capitalized to the extent that borrowings do not exceed the balances of construction-in-progress. The credit is a reduction of interest expense and should not exceed the amount charged to the Statement of Operations. Under U.S. GAAP, the amount of interest capitalized excludes the monetary gain associated with the borrowings and the foreign exchange gains and losses on foreign currency borrowings.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

The effects of these different criteria for capitalizing and amortizing capitalized interest are as follows:

	Year ended December 31,
	2007	2008	2009
Capitalized Interest difference
U.S. GAAP Capitalized Interest:
Interest capitalized under U.S. GAAP	29,017	61,323	55,965
Accumulated capitalized interest on disposals	(12,582)	(10,981)	(697)

	16,435	50,342	55,268

Less Brazilian Corporate Law Capitalized Interest:
Interest capitalized under Brazilian Corporate Law	(21,736)	(39,354)	(47,220)
Accumulated capitalized interest on disposals	18,533	16,025	588

Total capitalized interest under Brazilian Corporate Law	(3,203)	(23,329)	(46,632)

U.S. GAAP Difference	13,232	27,013	8,636

Amortization of capitalized interest difference
Amortization under Brazilian Corporate Law	61,774	66,136	6,746
Less: Amortization under U.S. GAAP	(138,426)	(133,216)	(7,995)
Accumulated amortization on disposals	(4,920)	(3,778)	88

U.S. GAAP Difference	(81,572)	(70,878)	(1,161)

c. Dividends and interest on shareholders’ equity

Althugh under Brazilian Corporate Law proposed dividends require approval at a shareholders’ meeting, under Brazilian Corporate Law they are accounted for in the consolidated financial statements in anticipation of their approval by the shareholders’ meeting. Distributions characterized as interest on shareholders’ equity as well as minimum compulsory dividends are accrued for under both Brazilian Corporate Law and U.S. GAAP. Any excess of proposed dividends over either the minimum compulsory dividend or distributions characterized as interest on shareholders’ equity would not be accounted for under U.S. GAAP, if such proposed dividends are subject to approval at the annual Shareholders’ Meeting. In 2007 and 2008 the proposed dividends in excess of the minimum compulsory dividends was reversed in the reconciliation of shareholders’ equity to US GAAP.

d. Pensions and other post-retirement benefits

Refer to Note 26.a for a discussion of differences between Brazilian Corporate Law and U.S. GAAP as they relate to pensions and other post-retirement benefits. For purposes of the U.S. GAAP reconciliation, the provisions of FASB ASC 715, “Retirement Benefits” have been applied. The provisions of FASB ASC 715 were applied with effect from January 1, 1992 because it was not feasible to apply them from the effective date specified in the standard.

Under Brazilian Corporate Law, the Company adopted CVM Deliberation 371 during the year ended December 31, 2001 and recorded an adjustment to opening shareholders’ equity. This adjustment was reversed for U.S. GAAP purposes, since all effects of pensions and other post-retirement benefits have already been recognized after applying FASB ASC 715.

For U.S. GAAP purposes, unrecognized net gain or losses are recognized following the “corridor” approach, i.e., the portion which exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan assets is recognized, and the unrecognized prior service cost or benefit and unrecognized transition obligation are deferred according actuarial valuation. These approaches were not applied for Brazilian Corporate Law purposes for 2008 and 2007. In 2009, the Company applied the corridor approach in its Brazilian Corporate Law financial statements. Under Brazilian Corporate Law the Company recognizes an asset in case of express authorization

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

for offsetting with future employer contribution. As such under the Complementary Law No. 109, only the portion that was not allocated to special reserves of participants beneficiaries and contingencies of the overfunded status was entitled to be recognized under Brazilian Corporate Law.

For U.S. GAAP purposes, the Company also applies FASB ASC 715. This statement requires an employer to recognize the over- or under-funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income.

Additionally, as required by FASB ASC 715, all plan assets and benefit obligations are measured as of the balance sheet date.

e. Earnings per share

Under Brazilian Corporate Law, net income per share is calculated based on the number of shares outstanding at the balance sheet date. Each American Depositary Share (“ADS”) is equivalent to 3 shares.

As determined by FASB ASC 260, “Earnings per Share”, since the preferred and common stockholders have different dividend, voting and liquidation rights, basic and diluted earnings per share have been calculated using the “two-class” method. The “two-class” method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company’s By-laws.

Basic earnings per common share is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding during the period. Net income available to preferred shareholders is the sum of the preferred stock dividends (a minimum of 6% of preferred capital, or, as from 2002, 3% per annum calculated on the amount resulting from dividing the net book shareholders’ equity by the total number of the Company’s shares, whichever is greater, as defined in its By-laws) and the preferred shareholders’ portion of undistributed net income. Undistributed net income is computed by deducting total dividends (the sum of preferred and common stock dividends) from adjusted net income. Undistributed net income is shared equally by the preferred and common shareholders on a pro rata basis. Total dividends are calculated as described in Note 27.e. Diluted earnings per share is computed by increasing the number of shares, calculated by dividing such net income available to common and preferred shareholders by the monthly weighted-average number of common and preferred shares outstanding during the period.

The weighted-average number of common shares used in computing basic earnings per share for the year ended December 31, 2009 was 203,423,175 (203,423,175 in 2008 and 2007). The weighted-average number of preferred shares used in computing basic earnings per share for the year ended December 31, 2009 was 386,365,815 (386,050,845 in 2008 and 385,919,271 in 2007). The Company has treated the issuance and cancelation of shares resulting from the 2009 restructuring, described in Note 1b, retroactively for all periods presented. The Company has received certain contributions from customers or customers have independently paid suppliers of telecommunication equipment and services for the installation of fixed line services. These amounts are reflected as “funds for capitalization” within other non-current liabilities in the accompanying balance sheets. Once the installation is essentially complete and the contributions have been received, the funds will be converted into equity. These shares are treated as outstanding and included in the basic EPS calculation only when such funds are converted to equity and the shares issued. These shares are treated as outstanding for diluted EPS purposes when expansion plan contributions are received or when Community Expansion Plan agreements have been approved. Additionally, the 31,643 (79,512 in 2008 and 256,855 in 2007) preferred

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

stock options granted under the stock option program approved on April 28, 2000 and November 6, 2007 for officers and employees mentioned in Note 29.b were considered in the calculation of the diluted earnings per share. The stock options granted under the program approved on November 6, 2007 was not computed in the calculation of diluted earning per share for 2007 since this program was considered antidilutive, since the settlement of the options would occur through treasury shares with grant of repurchase of the shares. On July 15, 2008 a modification in the plan eliminated the obligation to repurchase the shares.

If the Company is able to pay dividends in excess of the minimum requirement for preferred shareholders and the remainder of the net income is sufficient to provide equal dividends to both common and preferred shareholders, then the basic and the diluted earnings per share will be the same for both common and preferred shareholders.

The Company’s preferred shares are non-voting except under certain limited circumstances and are entitled to a preferential non-cumulative dividend and to priority over the common shares in the event of its liquidation. In 2007 and 2008, the amount of dividends paid to the preferred shareholders exceeded the minimum guaranteed dividends, and was equal to the amount per share paid to the common shareholders. In 2009 the Company did not declare any dividends.

f. Income taxes

The Company fully accrues for deferred income taxes on temporary differences between tax and reporting records. The existing policies for accounting for deferred taxes are substantially in accordance with FASB ASC 740 - “Income Taxes”.

Deferred tax assets on tax losses in the amount of R$106,215 (R$131,011 in 2008 and R$137,069 in 2007) were not recognized as of December 31, 2009 (that means, for U.S. GAAP purposes, a valuation allowance has been recorded in the same amount), due to the lack of fulfillment of the minimum requirements regarding historical and forecasted taxable income for direct/indirect subsidiaries.

g. Interest expense, interest income and accrued interest

Brazilian Corporate Law requires interest expense and income, as well as other financial charges, to be shown as part of operating income (expense). Under U.S. GAAP, interest expense and income, as well as other financial charges, would be shown after operating income (expense) within statements of operations.

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

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

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

i. Valuation of long-lived assets

FASB ASC 360 “Property, Plant and Equipment” provides a single accounting model for the disposal of long-lived assets. FASB ASC 360 also changes the criteria for classifying an asset as held for sale; and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. The Company adopted FASB ASC 360 on January 1, 2002. The adoption of FASB ASC 360 did not affect the Company’s consolidated financial statements.

In accordance with FASB ASC 360, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Brazilian Corporate Law requires an assessment which is performed annually or whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable (see note 3.i). For all periods presented, no impairment losses were recognized under Brazilian Corporate Law and U.S. GAAP.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

j. Stock options

Under U.S. GAAP, the Company accounts for stock options in accordance with FASB ASC 718, “Compensation-Stock Compensation”, which establishes a fair-value method of accounting for employee stock options or similar equity instruments. For U.S. GAAP, the Black & Scholes option-pricing model was used to estimate the grant date fair value of its options granted.

The fair value of options is recognized over the expected vesting term of the option for U.S. GAAP purposes, which is four years. The Company recorded expenses, for U.S. GAAP purposes as stock option compensation expense in the amount of R$9,696 and R$7,881 in 2008 and 2007, respectively. In accordance with FASB ASC 718, since the options are adjusted for the Brazilian consumer price index, the Company accounts for its stock option plan by accruing a liability at fair value relating to the options issued under the plan at each period end. The Company did not recorded any effect in adoption of FASB ASC 718 due to previously classification of its stock options as liability. Under U.S. GAAP the Company opted to account for stock option using a straight-line basis over the life of the entire award.

Under Brazilian Corporate Law, the requirement to account for stock options at fair value resulted in the stock options compensation expense amouting to R$17,410 and R$13,179 in 2008 and 2007, respectively. According to Brazilian Corporate Law each installment of a graded vesting award is treated as separate grant, using a separate value for each installment, and equity settled award are classified as equity awards even if there is variability in the number of shares due to fixed monetary value to be achieved.

As a result of the change in control over the Company that occurred on January 8, 2009, the stock options programs approved on November 06, 2007 were fully exercised. The share option plans prescribed the acceleration of the vesting data in the event of a change in the direct or indirect shareholding control of the Company.

See detailed disclosure relating to the options in Note 26.b.

k. Revenue recognition

1. Activation and installation fees

Under Brazilian Corporate Law, revenues from activation and installation fees are recognized upon activation of customer services. Under U.S. GAAP, revenues and related taxes from activation and installation fees are deferred and amortized over five years, the estimated average customer life.

2. Sales of public telephone cards

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

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

l. Comprehensive income

Under U.S. GAAP, FASB ASC 220 - “Comprehensive Income”, requires the disclosure of comprehensive income. Comprehensive income is comprised of net income and “Other comprehensive income”, which include charges or credits directly to equity that are not the result of transactions with shareholders. The Company’s accumulated comprehensive income at December 31, 2009 and 2008 relates to pension and other post retirement benefits.

m. Presentation of noncontrolling interest

Under Brazilian Corporate Law noncontrolling interest (“minority interest”) is reported in the consolidated balance sheet in the mezzanine section between liabilities and equity. Also, net income attributable to noncontrolling interest is reported as an expense in arriving at consolidated net income.

In December 2007, the FASB also issued FASB ASC 810 - “Consolidation.” This statement clarifies that a noncontrolling (minority) interest in an operating subsidiary is an ownership interest in the entity that should be reported as equity in the consolidated financial statements. It also requires consolidated net income to include the amounts attributable to both the parent and non-controlling interest, with disclosure on the face of the consolidated income statement of the amounts attributed to the parent and to the non-controlling interest. This statement is effective prospectively for fiscal years beginning after December 15, 2008, with presentation and disclosure requirements applied retrospectively to comparative financial statements.

The Company adopted the provisions of FASB ASC 810 as of January 1, 2009 and retrospectively adjusted the presentation and disclosures from the year ended December 31, 2008 and 2007.

n. Classification of balance sheet line items

Under Brazilian GAAP, the balances of escrow deposits are offset against the corresponding liability under the heading “Provisions for Contingencies” and “Taxes other than on income” in current and noncurrent liabilities. Under U.S. GAAP, these balances are recorded gross as escrow deposits and provisions for contingencies and taxes other than on income. As a consequence, current and noncurrent assets and current and noncurrent liabilities under U.S. GAAP would be increased by R$960,091 and R$2,229,005 at December 31, 2009 and would be increased by R$317,059 and R$445,006 at December 31, 2008, respectively. This difference has no net income or shareholders equity effect.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

Net income reconciliation of the differences between Brazilian Corporate Law and U.S. GAAP

Years ended December 31, 2007, 2008 and 2009

	References	Year ended December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009
BrT net income as reported under Brazilian Corporate Law		800,051	1,029,816	(1,142,689)
BrT minority interest under Brazilian Corporate Law		(1,830)	(1,851)	2,000

BrT total net income under Brazilian Corporate Law		798,221	1,027,965	(1,140,689)

Income and expenses of intermediate holding companies to arrive at predecessor combined companies balances under Brazilian Corporate Law:(*)
Depreciation of fair value of property, plant and equipment		—	—	(365,305)
Amortization of fair value adjustements of intangible assets		—	—	(302,883)
Fair value of provision for contingencies		—	—	1,482,658
General and administrative expenses	32	(56,586)	(38,929)	19,142
Other operating expenses, net	32	(34,669)	(7,383)	—
Financial expenses, net	32	282,168	51,869	106,723
Income and social contribution taxes expenses	32	(85,538)	(60,175)	(531,479)

Predecessor combined companies balances under Brazilian Corporate Law(*)		903,596	973,347	(731,833)
Adjustments related to U.S.GAAP diferences:
BrT purchase accounting:
Bargain purchase gain on business combination (BRTP and BRT)	32.a.2	—	—	6,591,310
Recognition of accumulated loss on available for sale securities (BRT and BRTP)	32.a.2	—	—	(1,131,958)
Reversal of adjustments of trade accounts receivable	32.a.2	—	—	52,180
Depreciation of fair value adjustements of property, plant and equipment	32.a.2	—	—	(869,719)
Amortization of fair value adjustements of intangible assets	32.a.2	—	—	(631,342)
Fair value of provision for contingencies	32.a.2	—	—	1,610,673
Other U.S. GAAP adjustments:
Capitalized interest	32.b	13,232	27,013	8,636
Amortization of capitalized interest	32.b	(81,572)	(70,858)	(1,161)
Pensions and other post-retirement benefits:
FBrTPrev/PAMEC	32.d	95,792	90,893	—
TCSPREV	32.d	(23,403)	(12,436)	45,689
Amortization of deferred credit on contributions plan expansion	32.h	91,334	—	—
Reduction of depreciation of Step-up in fair value related to purchase of control and minority interest in CRT	32.a.1	26,457	22,896	—
Depreciation of step-up related to privatization and purchase of the minority interest in the eight operating companies formerly held directly by BRT group	32.a.1	(38,327)	(11,712)	—
Reversal of goodwill amortization under Brazilian Corporate Law related to purchase of minority interest in Solpart	32.a.1	—	17,230	—

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

Amortization of intangible assets related to purchase of minority interest in Solpart	32.a.1	—	(11,565)	—
Amortization of property, plant and equipment related to purchase of minority interest in Solpart	32.a.1	—	(15,510)	—
Amortization customer list of iBest	32.a.1	(4)	(1)	—
Amortization intangibles of BrT Multimídia	32.a.1	(9,115)	(6,933)	—
Amortization intangibles of iG	32.a.1	(136)	(33)	—
Reversal of amortization of goodwill GlobeNet	32.a.1	1,881	941	—
Reversal of amortization of goodwill iBest	32.a.1	14,055	12,427	—
Reversal of amortization of goodwill BrT Multimídia	32.a.1	23,268	23,269	—
Reversal of amortization of goodwill iG	32.a.1	53,869	53,823	—
Deferred revenue, net of related costs - activation and installation fees	32.k.1	8,334	8,492	1,596
Deferred revenue - public telephone cards	32.k.2	(9,192)	(7,335)	17,918
Asset retirement obligations		(5,250)	(2,571)	(903)
Compensation cost of stock options	32.j	(7,881)	(11,039)	—
Reversal of compensations cost of Stock Options under Brazilian Corporate Law	32.j	13,179	17,410	—
Deferred tax effect of above adjustments	32.f	(24,391)	(9,283)	(79,413)

U.S. GAAP net income		1,045,726	1,088,465	4,881,673

Net income (loss) attributable to controlling shareholders		31,032	(43,251)	4,810,528
Net income attributable to noncontrolling shareholders		1,014,694	1,131,716	71,145

U.S. GAAP net income		1,045,726	1,088,465	4,881,673
Other Comprehensive income
Other comprehensive income (loss) attributable to controlling shareholders	32.l	(9,840)	(3,689)	84,473
Other comprehensive (loss) attributable to noncontrolling shareholders	32.l	(67,710)	(25,520)	92,842

U.S. GAAP total other comprehensive income (loss)		(77,550)	(29,209)	177,315

Total other comprehensive income (loss) attributable to controlling shareholders		21,192	(46,940)	4,895,001
Total other comprehensive attributable to noncontrolling shareholders		946,984	1,106,196	163,987

U.S. GAAP total comprehensive income		968,176	1,059,256	5,058,988

(*)	Represents balances of Invitel for 2007 and 2008. Represents the combined balances of Copart 1 and Copart 2 for 2009.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

	2007	2008(*)	2009
Net income per thousand shares in accordance with US GAAP:
US GAAP net income (loss) – allocated to common shares – basic and diluted	10,711	(43,251)	1,659,192
US GAAP net income – allocated to preferred shares – basic and diluted	20,321	—	3,151,336
Weighted average shares outstanding:
Common shares – basic	203,423,175	203,423,175	203,423,175
Common shares – diluted	203,423,175	203,423,175	203,423,175
Preferred shares – basic	385,919,271	386,050,845	386,365,815
Preferred shares – diluted	385,919,965	386,052,926	386,256,504
US GAAP net income per share:
Common shares – basic	0.05	(0.21)	8.16
Common shares – diluted	0.05	(0.21)	8.16
Preferred shares – basic	0.05	—	8.16
Preferred shares – diluted	0.05	—	8.16

(*)	In accordance with Brazilian Corporate Law, its preferred shareholders are not contractually obligated to absorb losses. Consequently, application of EITF No. 03-06, Issue 4, requires losses to be allocated entirely to common shareholders.

The Company has treated the issuance and cancelation of shares resulting from the 2009 restructuring, as described in Note 1.b, retroactively for all periods presented.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

Shareholders’ equity reconciliation of the differences between Brazilian Corporate Law and U.S. GAAP

As of December 31, 2008 and 2009

	References	December 31, 2008	December 31, 2009
BrT total shareholders’s equity as reported under Brazilian Corporate Law		6,240,952	11,094,901
BrT minority interest under Brazilian Corporate Law		(5,656)	514

BrT total shareholders’ interest under Brazilian Corporate Law		6,235,296	11,095,415

Assets and liabilities of intermediate holding companies to arrive at predecessor combined companies balances under Brazilian Corporate Law:(*)
Cash and cash equivalents	32	1,282,282	—
Other current assets	32	239,228	1,801
Recoverable taxes – noncurrent	32	275,639	—
Property, plant and equipment, net of acumulated depreciation	32	—	1,519,682
Intagible assets, net of accumulated amortization	32	696,902	5,132,564
Other noncurrent assets	32	61,539	—
Loans and financing	32	(956,227)	—
Other current liabilities	32	(138,860)	—
Non-current liabilities	32	(15,663)	—

Predecessor combined companies balances under Brazilian Corporate Law(*)		7,680,136	17,749,462
Adjustments related U.S.GAAP diferences:
BrT purchase accounting:
Fair value adjustments to property, plant and equipment	32.a.2		3,592,081
Depreciation of fair value adjustments to property, plant and equipment	32.a.2		(869,719)
Fair value adjustments to intangible assets	32.a.2		7,190,034
Amortization of fair value adjustments to intangible assets	32.a.2		(631,342)
Other U.S. GAAP adjustments:
Capitalized interest	32.b	(679,497)	8,636
Amortization of capitalized interest	32.b	813,537	(1,161)
Reversal of accrued dividends	32.c	19,143	—
Pension and other post-retirement benefits
TCSPREV	32.d	286,647	581,531
BRTPREV and PAMEC	32.d	—	19,464
Goodwill attributable to purchase of minority interests in eight operating companies	32.a.1	16,464	—
Goodwill attributable to purchase of controlling and minority interest in CRT	32.a.1	1,022,295	—
Step-up in fair value related to purchase of control and minority interest in CRT net of reduction in depreciation	32.a.1	(12,409)	—
Net effect of recording purchase of minority interest in CRT on transaction closing date	32.a.1	(6,129)	—
Step-up in basis related to privatization, net of amortization until 2001 and depreciation	32.a.1	186,716	—

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

Reversal of goodwill amortization under Brazilian Corporate Law related to purchase of minority interest in Solpart	32.a.1	17,230	—
Amortization of intangible assets related to purchase of minority interest in Solpart	32.a.1	(11,565)	—
Amortization of property, plant and equipment related to purchase of minority interest in Solpart	32.a.1	(15,510)	—
Amortization customer list of iBest	32.a.1	(11,572)	—
Amortization intangibles of BrT Multimídia	32.a.1	(65,405)	—
Amortization intangibles of iG	32.a.1	(5,969)	—
Reversal of amortization of goodwill GlobeNet	32.a.1	6,533	—
Reversal of amortization of goodwill iBest	32.a.1	98,085	—
Reversal of amortization of goodwill BrT Multimídia	32.a.1	108,587	—
Reversal of amortization of goodwill iG	32.a.1	248,518	—
Reversal of provision for deferred tax asset – acquisition of iG	32.a.1	(50,330)	—
Deferred revenue, net of related costs – activation and installation fees	32.k.1	(23,473)	(21,877)
Deferred–revenue – public telephone cards	32.k.2	(25,488)	(7,570)
Asset retirement obligation		(10,392)	(19,313)
Reversal of compensations cost of Stock Options under Brazilian Corporate Law	32.j	31,500	—
Reversal of Paid in Capital and effects on Shareholders’ equity of the subsidiary Brasil Telecom S.A. related to Stock Options	32.j	(10,330)	—
Compensations cost of Stock Options	32.j	(19,020)	—
Paid in Capital and effects on Shareholders’ equity of the subsidiary Brasil Telecom S.A. related to Stock Options	32.j	5,819	—
Deferred tax effect of above adjustments	32.f	(171,829)	(3,344,671)

Total shareholders’ equity under U.S. GAAP		9,422,292	24,245,555

Equity attributable to controlling shareholders		1,264,383	16,568,577
Equity attributable to noncontrolling shareholders		8,157,909	7,676,978

Total shareholders’ equity under U.S. GAAP		9,422,292	24,245,555

(*)	Represents Invitel for 2008. Represents combined balances of Copart 1 and Copart 2 for 2009.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

33. Additional disclosures prepared in accordance with U.S. GAAP

a. Balance sheet as of December 31, 2008 and 2009

	December 31, 2008	December 31, 2009
Current assets:
Cash and Cash Equivalents	2,760,840	1,717,764
Cash investments	775,502	381,951
Trade accounts receivable, net	2,210,090	1,992,141
Inventories, net	54,048	42,063
Derivatives	29,179	—
Recoverable taxes	533,119	655,860
Deferred taxes	427,266	206,717
Escrow Deposits	679,012	359,561
Other assets	159,916	182,426

Total current assets	7,628,972	5,538,483
Non-current assets:
Long-term assets
Due from related parties	—	1,674,750
Recoverable taxes	471,911	556,137
Deferred taxes	1,210,824	2,419,840
Escrow Deposits	2,230,862	1,596,736
Other assets	432,273	768,217

Total long-term assets	4,345,870	7,015,680
Investments	3,744	5,374
Property, plant and equipment, net	6,026,288	11,242,927
Intangible assets	3,854,659	15,478,055

Total permanent assets	9,884,691	26,726,356

Total non-current assets	14,230,561	33,742,036

Total assets	21,859,533	39,280,519

Current liabilities:
Payroll and related accruals	110,328	83,644
Accounts payable and accrued expenses	1,901,415	1,554,286
Taxes other than income taxes	702,193	691,861
Dividends and employees’ profit sharing	454,463	141,253
Tax financing program	4,434	29,683
Loans and financing	1,626,934	1,003,352
Derivatives	89,920	—
Licenses to offer services	160,074	99,240
Provisions for contingencies	218,510	433,390
Deferred taxes	—	510,361
Provision for pensions and other benefits	148,391	104,533
Other liabilities	460,218	413,939

Total current liabilities	5,876,880	5,065,542
Non-Current liabilities:
Income taxes payable	271,884	—

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

Taxes payable	—	273,552
Tax financing program	713	355,051
Loans and financing	3,993,198	3,637,790
Derivatives	132,153	—
Licenses to offer services	623,585	609,848
Provisions for contingencies	714,114	1,440,105
Provision for pensions and other benefits	607,400	555,716
Deferred taxes		2,834,310
Other liabilities	217,314	263,050

Total non-current liabilities	6,560,361	9,969,422
Shareholders’ equity	9,422,292	24,245,555

Total liabilities and shareholders’ equity	21,859,533	39,280,519

Equity attributable to controlling shareholders	1,264,383	16,568,577
Equity attributable to noncontrolling shareholders	8,157,909	7,676,978

Total shareholders’ equity under U.S. GAAP	9,422,292	24,245,555

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

b. Statements of operations for the years ended December 31, 2007, 2008 and 2009

	2007	2008	2009
Years ended December 31
Net operating revenue	11,215,020	11,582,339	10,898,076
Cost of services rendered and goods sold	(6,284,782)	(6,168,890)	(8,076,910)

Gross income	4,930,238	5,413,449	2,821,166
Operating expenses:	(3,407,146)	(3,370,960)	2,425,874
Selling	(1,464,203)	(1,338,360)	(1,313,705)
General and administrative	(1,323,528)	(1,378,496)	(1,456,264)
Other operating expense, net	(619,415)	(654,104)	(263,509)
Bargain purchase gain on business combination (BRTP and BRT)	—	—	6,591,310
Recognition of accumulated loss on available for sale securities (BRT and BRTP)	—	—	(1,131,958)

Operating income	1,523,092	2,042,489	5,247,040
Interest expense, net	(72,710)	(333,098)	(165,990)

Income from continuing operations before tax	1,450,382	1,709,391	5,081,050
Income tax and social contribution	(404,656)	(620,926)	(199,377)

Net income	1,045,726	1,088,465	4,881,673

Net income (loss) attributable to controlling shareholders	31,032	(43,251)	4,810,528
Net income attributable to noncontrolling shareholders	1,014,694	1,131,716	71,145

U.S. GAAP net income	1,045,726	1,088,465	4,881,673
Other Comprehensive income
Other comprehensive income (loss) attributable to controlling shareholders	(9,840)	(3,689)	84,473
Other comprehensive (loss) attributable to noncontrolling shareholders	(67,710)	(25,520)	92,842

U.S. GAAP total other comprehensive income (loss)	(77,550)	(29,209)	177,315

Total other comprehensive income (loss) attributable to controlling shareholders	21,192	(46,940)	4,895,001
Total other comprehensive attributable to noncontrolling shareholders	946,984	1,106,196	163,987

U.S. GAAP total comprehensive income	968,176	1,059,256	5,058,988

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

c. Statements of cash flow for the years ended December 31, 2007, 2008 and 2009

	Year ended December 31, 2007	Year ended December 31, 2008	Year ended December 31, 2009
Operating activities
Net income (loss) attributable to controlling shareholders	31,032	(43,251)	4,810,528
Net income attributable to noncontrolling interest	1,014,694	1,131,716	71,145

	1,045,726	1,088,465	4,881,673
Adjustment to reconcile net income (loss) to net cash provided by operating activities:
Bargain purchase gain on business combination (BRTP and BRT)	—	—	(6,591,310)
Recognition of accumulated loss on available for sale securities (BRT and BRTP)	—	—	1,131,958
Depreciation and Amortization	2,474,479	2,093,966	4,155,889
Allowance for Doubtful Accounts	348,001	370,242	470,885
Provision for Contingencies	650,898	710,531	240,028
Provison for Pension Plans	89,675	81,324	5,817
Recovery of expenses on Pension Plans Surplus	(81,209)	(61,104)	—
Loss (gain) on write-off of property, plant and equipment and intangible assets	3,992	18,858	78,338
Recoverable taxes	(69,758)	—	—
Accrued financial charges	429,155	727,276	386,449
Income tax and social contribution	404,656	620,926	200,820
Other	15,177	(14,413)	(14,948)
Changes in assets and liabilities
Increase in Trade Accounts Receivable	(410,050)	(390,631)	(333,837)
Decrease (increase) in Inventories	31,453	(21,338)	11,985
Increase in Payroll and Related accruals	25,030	18,085	(26,684)
Decrease in Accounts Payable and Accrued Increase	(50,808)	(378,702)	(109,274)
Increase (decrease) in Taxes	71,804	(133,161)	(47,412)
Increase (decrease) in Licenses to offer Services	(101,905)	90,773	(74,571)
Decrease in Provisions for Contingencies	(469,624)	(451,050)	(348,240)
Decrease in Provisions for Pension Plans	(214,866)	(91,735)	(127,236)
Tax financing program	—	—	384,734
Increase (decrease) in Other assets and liabilities	36,142	78,200	(78,934)
Financial charges paid	(585,234)	(614,861)	(581,487)
Income tax and social contribution paid	(373,542)	(634,298)	(446,888)

Cash flow from operating activities	3,269,192	3,107,353	3,167,755
Investing activities
Cash Investments	477,060	2,386,698	393,551
Debt securities issued by TMAR	—	—	(1,500,000)
Escrow Deposits	(871,822)	(1,755,969)	(1,493,089)
Other	—	21,816	—
Proceeds from Sale of Fixed Assets	47,708	80,876	6,788
Acquisition of BrT, net of cash acquired	—	—	(1,673,014)
Investments in Intangible and Fixed Assets	(2,261,790)	(1,465,455)	(1,405,951)

Cash flow from investing activities	(2,608,844)	(732,034)	(5,671,715)
Financing activities
Dividends/interest on capital paid in the Year	(419,286)	(736,251)	(274,764)
Capital increase	—	—	3,691,841
Acquisition of interest in subsidiary	—	—	(3,595,634)

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

Loans and Financing	143,276	285,280	(970,820)
Other	—	(2,000)	—
Cash flow from financing activities	(276,010)	(452,971)	(1,149,377)
Increase (decrease) in cash and cash equivalents	384,338	1,922,348	(3,653,337)
Cash and cash equivalents
At the end of the year	838,492	2,760,840	1,717,764
At the beginning of the year	454,154	838,492	5,371,101

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

d. Statements of changes in shareholders’ equity for the years ended December 31, 2007, 2008 and 2009

	Controlling shareholders’	Noncontrolling shareholders’	Total
Balance as of December 31, 2006	1,278,140	8,022,630	9,300,770
Reversal dividends on Shareholders’ equity	278,658	—	278,658
Net income for the year	31,032	1,014,694	1,045,726
Paid in Capital and effects on Shareholders’ equity of the subsidiary Brasil Telecom SA related to Stock Options	(79)	—	(79)
Other comprehensive income	(9,840)	(67,710)	(77,550)
Forfeiture of dividends (BrT and BrTP Part)	6,260		6,260
Changes in noncontrolling interest	—	(1,571,828)	(1,571,828)

Balance as of December 31, 2007	1,584,171	7,397,786	8,981,957
Capital increase	91,556	—	91,556
Dividends and interest on Shareholders’ equity	(382,352)	—	(382,352)
Paid in Capital and effects on Shareholders’ equity of the subsidiary Brasil Telecom SA related to Stock Options	(3,600)	—	(3,600)
Net income (loss) for the year	(43,251)	1,131,716	1,088,465
Other comprehensive income	(3,689)	(25,520)	(29,209)
Effects on shareholders’ equity of subsidiary BRT	23,368	—	23,368
Changes in noncontrolling interest		(347,893)	(347,893)
Other	(1,820)	1,820	—

Balance as of December 31, 2008	1,264,383	8,157,909	9,422,292

Balance as of January 1, 2009	7,906,083	—	7,906,083
Capital increase	3,691,841	—	3,691,841
Reversal of recognition of accumulated loss on available for sale securities (BRT and BRTP), net of taxes	747,092	—	747,092
Recognition of fair value of noncontrolling interest of BrT and BrT Part	—	7,758,294	7,758,294
Purchase of noncontrolling interest	(1,085,264)	(563,252)	(1,648,516)
Effects of restructuring	424,028	317,949	741,977
Other comprehensive income	84,473	92,842	177,315
Dividends and interest on shareholders’ equity	(10,204)	—	(10,204)
Net income (loss) for the year	4,810,528	71,145	4,881,673

Balance as of December 31, 2009	16,568,577	7,676,978	24,245,555

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

e. Changes of accumulated in other comprehensive income balance for the years ended December 31, 2007, 2008 and 2009

	Controlling shareholders	Noncontrolling shareholders	Total
December 31, 2006, net of taxes	18,831	129,573	148,404
Pension of TCS Prev	(1,818)	(12,509)	(14,327)
Pension of BRTPrev/Pamec	(8,022)	(55,201)	(63,223)

December 31, 2007, net of taxes	8,991	61,863	70,854
Pension of TCS Prev	3,899	26,881	30,780
Pension of BRTPrev/Pamec	(7,588)	(52,401)	(59,989)

December 31, 2008, net of taxes	5,302	36,343	41,645

January 1, 2009, net of taxes	—	—	—
Pension of TCS Prev	78,353	86,116	164,469
Pension of BRTPrev/Pamec	6,120	6,726	12,846

December 31, 2009, net of taxes	84,473	92,842	177,315

Composition of AOCI as of December 31, 2009, net of taxes
Pension TCS Prev	78,353	86,116	164,469
Pension BRTPrev/Pamec	6,120	6,726	12,846

	84,473	92,842	177,315

f. Changes in Company’s ownership interest in its subsidiaries BrT and BrT Part’s equity

2009
Net Income Attributable to controlling shareholders’	4,810,528

Transfers (to) from the noncontrolling interest
Decrease in Company’s additional paid-in capital for purchase of subsidiaries BrT and BrT Part’s common shares	(1,600,231)

Net transfers (to) from noncontrolling interest	(1,600,231)

Change from net income attributable to Company and transfers (to) from noncontrolling interest	3,210,297

g. Pension and other post-retirement benefits:

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

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

The Company’s bylaws establish the approval of the supplementary pension plan policy and the joint liability attributed to the defined benefit plans is ruled by the agreements entered into with the foundations, with the agreement of the SPC (Secretaria de Previdência Complementar), as regards the specific plans.

The plans are valued annually by independent actuaries at the balance sheet date. For December 31, 2008 and 2009, the independent actuarial of the Company was Mercer Human Resource Consulting.

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

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

A summary of changes in benefit obligation, plan assets and funded status for the years ended December 31, 2008 and 2009 for the Company’s active employees’ defined benefit pension plan was as follows:

	2008	2009
Change in benefit obligation
PBO at beginning of period	464,439	412,193
Service cost (with interest)	3,894	2,429
Interest cost	48,577	43,024
Actual benefit payment	(22,787)	(26,422)
Actual participant contribution	—	383
(Gain)/loss on obligation	(93,081)	(26,672)
(Gain)/loss due to assumption changes	11,151	(10,562)

PBO at end of period	412,193	394,373

Change in plan assets
Plan assets at the beginning of period	791,362	822,778
Actual benefits paid	(22,787)	(26,422)
Actual participant contribution	471	383
Actual employer contribution	16	683
Actual return on plan assets	53,716	314,759

Plan assets at end of period	822,778	1,112,181

Funded status at end of year	(410,585)	(717,808)

The net periodic pension cost for 2007, 2008 and 2009 for the Fundação 14 administered plan was as follows:

	2007	2008	2009
Service cost	3,424	3,894	2,429
Interest cost	46,226	48,577	43,024
Expected return on assets	(90,960)	(82,015)	(104,025)
Amortization of gains (loss), prior service cost and transition obligation	(8,281)	(6,744)	—
Expected Participants Contributions	(710)	(722)	—

Net periodic pension cost (income)	(50,301)	(37,010)	(58,572)

Amounts recognized in accumulated other comprehensive income- pre-tax at December 31:

	2007	2008	2009
Transition obligation (asset) not yet recognized in NPPC at beginning of period	3,830	2,529	—
Transition obligation recognized in NPPC during period	(1,301)	(1,301)	—
Prior service cost (credit) not yet recognized in NPPC at beginning of period	(102,513)	(96,877)	—
Prior service cost recognized in NPPC during period	5,636	5,636	—
(Gain)/loss not yet recognized in NPCC at beginning of period	(135,552)	(118,179)	—
(Gain)/loss recognized in NPCC during period	3,946	2,409	—
Total net actuarial (gain)/loss arising during period	13,426	(53,381)	(249,195)

Total recognized in accumulated other comprehensive loss/(income) at year end	(212,528)	(259,164)	(249,195)

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

The amounts for the TCSPREV plan expected to be recognized in 2010 are as follows:

TCSPREV
Service cost (with interest)	3,132
Interest cost	43,353
Expected return of plan assets	(132,842)
Amortization of (gain) loss	(28,214)
Expected participation contribution	(455)

Net periodic cost	(115,026)

The actuarial assumptions used in 2007, 2008 and 2009 were as follows:

	2007	2008	2009
Discount rate for determining projected benefit obligations	6.00%	6.00%	6.60%
Rate of increase in compensation levels	2.00%	2.00%	3.00%
Expected long-term rate of return on plan assets	5.77%	7.97%	7.26%
Annual salary increases	6.59%	6.59%	7.63%

The rates are real rates and exclude inflation.

The weighted-average asset allocation of the Fundação 14 administered plan at December 31, 2008 and 2009 was as follows:

	Asset Allocation
Asset Category	2008	2009
Equity securities	20.00%	8.00%
Debt securities	78.00%	91.00%
Loans	2.00%	1.00%

Total	100.00%	100.00%

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

The Company expects to contribute to the Fundação 14 administered plan in 2010 in the following amounts:

TCSPREV
Defined benefit	702
Defined contribution	11,301

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

TCSPrev
2010	27,972
2011	30,351
2012	32,557
2013	34,553
2014	36,598
2015-2018	215,226

•	Plan administered by Fundação BrTPREV (FBrTPREV)

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

A summary of the changes in benefit obligation, plan assets and funded status for the years ended December 31, 2008 and 2009 (Alternative, Founder and BrTPREV are presented consolidated) for the CRT employees’ benefit plans was as follows:

	2008	2009
Change in benefit obligation
PBO at beginning of period	1,499,042	1,609,079
Service cost (with interest)	6,110	4,020
Interest cost	154,904	166,307
Actual benefit payment	(119,342)	(127,637)
Actual participant contribution	—	86
(Gain)/loss on obligation	31,589	(10,261)
(Gain)/loss due to assumption changes	36,776	(46,462)

PBO at end of period	1,609,079	1,595,132

Change in plan assets
Plan assets at the beginning of period	813,374	855,792
Actual benefits paid	(119,343)	(127,637)
Actual participant contribution	183	86
Actual employer contribution	100,163	140,921
Actual return on plan assets	61,415	68,428

Plan assets at end of period	855,792	937,590

Funded status	753,287	657,542

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

The net periodic pension cost for FBrTPREV for the year ended December 31, 2007, 2008 and 2009 (Alternative, Founder and BrTPREV are presented consolidated) was as follows:

	2007	2008	2009
Service cost	5,017	6,110	4,020
Interest cost	152,349	154,904	166,307
Expected return on assets	(99,893)	(85,325)	(105,686)
Amortization of (gains) losses	1,217	1,552	—
Expected Participants Contributions	(120)	(109)	(101)

Net periodic pension cost	58,570	77,132	64,540

Amounts recognized in accumulated other comprehensive income- pre-tax at December 31:

	2007	2008	2009
Prior service cost (credit) not yet recognized in NPPC at beginning of period	19,332	17,781	—
Prior service cost (credit) recognized in NPPC during period	(1,552)	(1,552)	—
(Gain)/loss not yet recognized in NPCC at beginning of period	(10,292)	85,688	—
(Gain)/loss recognized in NPCC during period	335	—	—
Total net actuarial (gain)/loss arising during period	95,646	92,201	(19.464)

Total recognized in accumulated other comprehensive loss/(income) at year end	103,469	194,118	(19,464)

The amounts expected to be recognized in 2010 are as follows:

BrTPREV
Service cost (with interest)	4,579
Interest cost	173,809
Expected return of plan assets	(106,456)
Amortization of (gain) loss
Expected participation contribution	(93)

Net periodic cost	71,839

The actuarial assumptions used in 2007, 2008 and 2009 were follows:

	2007	2008	2009
Discount rate for determining projected benefit obligations	6.00%	6.00%	6.60%
Rate of increase in compensation levels	2.00%	2.00%	3.00%
Expected long-term rate of return on plan assets	5.93%	7.73%	7.26%
Annual salary increases	6.59%	6.59%	7.63%

The above are real rates and exclude inflation.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

The weighted-average asset allocation of the FBrTPrev administered plans at December 31, 2008 and 2009 were as follows:

	Asset Allocation
Asset Category	2008	2009
Equity securities	18.00%	0.00%
Debt securities	77.00%	96.49%
Real estate	3.00%	2.20%
Loans	2.00%	1.31%

Total	100.00%	100.00%

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

The Company expects to contribute to the FBrTPREV administered plans in 2010 in the following amounts:

Defined benefit	98,489
Defined contribution	4,597
Administrative expense	6,800

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

2010	140,189
2011	146,034
2012	151,656
2013	157,516
2014	163,130
2015-2018	897,376

•	Assistance plans administered by the Company

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

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

A summary of the changes in benefit obligation, plan assets and funded status for the years ended December 31, 2008 and 2009 for PAMEC assistance plan was as follows:

	2008	2009
Change in benefit obligation
PBO at beginning of period	2,077	2,504
Service cost (with interest)	—	—
Interest cost	219	264
Actual benefit payment	(110)	(62)
(Gain)/loss on obligation	156	513
(Gain)/loss due to assumption changes	162	(166)

PBO at end of period	2,504	3,053

Change in plan assets
Plan assets at the beginning of period	—	—
Actual benefits paid	(110)	(62)
Actual employer contribution	110	62
Actual return on plan assets	—	—
Transfered asset	—	—

Plan assets at end of period	—	—

Funded status at end of year	2,504	3,053

The net periodic pension cost for 2007, 2008 and 2009 for PAMEC assistance plan was as follows:

	2007	2008	2009
Service cost	7	—	—
Interest cost	170	219	264
Expected return on assets	(118)	—	—
Amortization of gains (loss), prior service cost and transition obligation	9	73	—

Net periodic pension cost (income)	68	292	264

Amounts recognized in accumulated other comprehensive income- pre-tax at December 31:

	2007	2008	2009
(Gain)/loss not yet recognized in NPCC at beginning of period	340	1,703	—
(Gain)/loss recognized in NPCC during period	(9)	(73)	—
Total net actuarial (gain)/loss arising during period	1,372	317	—

Total recognized in accumulated other comprehensive loss/(income) at ended year	1,703	1,947	—

The amounts of PAMEC plan expected to be recognized in the next period benefit cost are as follows:

PAMEC
Interest cost	341
Amortization of (gain)/loss	90

Net periodic cost	431

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

The actuarial assumptions used in 2007, 2008 and 2009 were as follows:

	2007	2008	2009
Discount rate for determining projected benefit obligations	6.00%	6.00%	6.60%
Rate of increase in compensation levels	N/A	N/A	N/A
Expected long-term rate of return on plan assets	N/A	8.90%	5.01%

The rates are real rates and exclude inflation.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

PAMEC
2010	129
2011	144
2012	160
2013	178
2014	198
2015-2018	1,357

(ii) Multiemployer

•	Plans administered by SISTEL

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

The Company remains jointly and severally liable for the multiemployer portion of the plan. Therefore, no amounts were recorded under those plans.

A summary of the SISTEL pension plan as of December 31, 2008 and 2009 for the multiemployer portion (inactive employees pension plan) is as follows:

	2008	2009
Projected benefit obligation (100% vested)	5,872,589	5,864,124
Fair value of the plan assets	(7,382,786)	(7,230,615)

Deficiency (excess) of assets over projected obligation	(1,510,197)	(1,366,491)

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

In March 2000, the Company offered a new defined contribution plan, to which approximately 80% of its active employees migrated. The accumulated benefit of each employee who migrated was transferred to an individual account for each employee, with 100% vesting in this amount. The effect of settlement and curtailment of this portion of the defined benefit plan under FASB ASC 715, “Compensation – Retirement Benefits” was a gain of R$176,607, which was reflected in the reconciliation of net income to U.S. GAAP at that time.

The Company maintains jointly with other companies a post-retirement benefit plan (PAMA) for the participants already covered on January 31, 2000. Based on legal and actuarial opinions, the Company’s liability is exclusively limited to 1.5% of the payroll of the active participants.

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

The Company contributed to the SISTEL administered plans in the following amounts:

2007	2008	2009
242	238	194

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	PBS-A	PAMA
2010	382,254	71,650
2011	395,478	79,051
2012	408,748	87,150
2013	422,083	95,934
2014	435,359	105,447
2015-2019	2,368,105	696,894

h. Stock options

The Extraordinary Shareholders’ Meeting held on November 6, 2007, approved a new general plan for granting stock options to officers and employees of the Company’s subsidiary Brasil Telecom S.,A.

The compensation cost recognized in net income for those plans was R$9,696 and R$7,881 in 2008 and 2007, respectively. Since the active plans have only service conditions and a grated vesting schedule, the compensation cost is accounted for on a straight-line basis over the requisite service period for entire award.

On January 1, 2006 the Company adopted FASB ASC 718 “Compensation-Stock Compensation”. In accordance with FASB ASC 718, since part of the options are adjusted for the Brazilian consumer price index, the Company accounts for its two stock option plans by accruing a liability at fair value relating to the options issued under the plan at each reporting date end until the date of settlement.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

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

The stock options are vested as follows:

Granting				Adjusted exercise price (In Brazilian reais)	Options (in shares)
Grant date	Lot	Exercise as from	Exercise deadline
	33%	December 22, 2005	December 31, 2011	18.87	10,548
3rd December 22, 2004	33%	December 22, 2006	December 31, 2011	18.87	10,548
	34%	December 22, 2007	December 31, 2011	18.87	10,547

These vesting periods can be anticipated as a result of special events or conditions established in the option granting agreement.

A summary of option activity under the stock option plan as of December 31, 2009, and changes during the year then ended is presented below:

Options	Shares	Weighted - Average Exercise Price		Weighted - Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2009	79,512	R$	18.87

Options cancelled	(47,869)		—

Outstanding at December 31,2009	31,643	R$	18.87	2.0	(165)

Exercisable at December 31,2009	31,643	R$	18.87	2.0	(165)

The fair value of this option plan was measured as of December 31, 2009 using Black Scholes method. There was no unrecognized compensation cost for this plan.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

The fair value of the options granted had been estimated at the grant-date using the “Black Scholes” optionpricing model with the following assumptions:

	December 21, 2004
Expected volatility		38.2%
Risk-free interest rate		8.4%
Grant-date fair value	R$	2.76
Expected life		2 years
Dividend yield		3.10%

The weighted-average grant-date fair value of options granted during 2004 was R$2.76. The fair value of options at December 2009 and 2008 was R$88 and R$ 322, respectively.

Plan approved on November 6, 2007

The plan authorizes granting stock options, allowing plan participants, under certain conditions, to purchase or subscribe, in the future, shares that are part of a basket of shares defined as UP’s (Performance Unity), at a preestablished price. The amount corresponding to the number of UP’s granted cannot exceed the maximum amount of 10% of the book value of the shares of each type of share of the Company. In connection with the plan, until July 15, 2008 the Company was required to repurchase the shares acquired by employees under this plan at the weighted-averaged market price computed on the last thirty days. After this date, a modification in the plan eliminated this condition.

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

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

The stock options for programs 1 and 2 are vested as follows:

	Granting				Adjusted exercise price (in Reais)	Options (in Ups)
Program	Grant date	Lot	Exercise as from	Exercise deadline
		25%	July 1st, 2008	June 30, 2011	32,22	704.331
1	1 July 1st, 2007	25%	July 1st, 2009	June 30, 2012	32,22	704.331
		25%	July 1st, 2010	June 30, 2013	32,22	704.331
		25%	July 1st, 2011	June 30, 2014	32,22	704.331
	July 1st, 2007	25%	July 1st, 2008	June 30, 2011	24,93	47.153
		25%	July 1st, 2009	June 30, 2012	24,93	199.811
2		25%	July 1st, 2010	June 30, 2013	24,93	199.811
		25%	July 1st, 2011	June 30, 2014	24,93	199.810
	July 1st, 2008	25%	July 1st, 2009	June 30, 2012	32,39	175.338
		25%	July 1st, 2010	June 30, 2013	32,39	175.421
		25%	July 1st, 2011	June 30, 2014	32,39	175.421
		25%	July 1st, 2012	June 30, 2015	32,39	175.421

The vesting periods set out in programs 1 and 2 can be anticipated as a result of special events or conditions established in the option granting agreement, especially related to the direct or indirect change of the control of the Company. The plan, under certain conditions, grants a minimum bonus in case of reduction in the market value of the shares on the exercise date of the options.

The preferred shares included in the stock options balance (UP’s) as of December 31, 2008 represents 1.3% of the Company’s preferred shares balance and the preferred shares and ordinary shares of the Company represents 5.65% and 3.26% of the total shares for each class.

On July 15, 2008, as the modification in the plan eliminated the obligation of repurchasing the shares by the company, the stock option program comprising Brasil Telecom shares, which are not subject to indexation price, were considered as equity settled from this date. The stock option comprising shares of the Company and shares of the subsidiary Brasil Telecom Participações S.A., where indexation price is presented, are considered as cash settled.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

A summary of option activity under the stock option plans as of December 31, 2009, and changes during the year then ended is presented below:

Program 1

Options	UP’s	Weighted - Average Exercise Price		Weighted - Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2009	2,817,324	R$	32.22
Exercised	(2,817,324)		—

Exercisable at December 31, 2009	—		—	—	—

Program 2 — Granted on July 1, 2007

Options	UP’s	Weighted - Average Exercise Price		Weighted - Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2009	47,153	R$	24.93
Exercised	(47,153)		—

Exercisable at December 31, 2009	—		—	—	—

Program 2 — Granted on July 1, 2008

Options	UP’s	Weighted - Average Exercise Price		Weighted - Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2009	701,601	R$	32.39
Exercised	(701,601)		—

Exercisable at December 31, 2009	—		—	—	—

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

The status of the nonvested shares as of December 31, 2009 and changes during the year ended December 31, 2009 is presented below:

Program 1

Nonvested	Shares	Weighted - Average Exercise Price
Nonvested at January 1, 2009	1,607,683	R$	32.22
Exercised	(1,607,683)		—

Nonvested at December 31, 2009	—		—

Program 2 — Granted on July 1, 2007

Nonvested	Shares	Weighted - Average Exercise Price
Nonvested at January 1, 2009	510,757	R$	24.93
Exercised	(510,757)		—

Nonvested at December 31, 2009	—		—

Program 2 — Granted on July 1, 2008

Nonvested	Shares	Weighted - Average Exercise Price
Nonvested at January 1, 2009	613,661	R$	32.39
Exercised	(613,661)		—

Nonvested at December 31, 2009	—		—

The fair value of programs 1 and 2 of this option plan was measured as of December 31, 2008 using Binomial pricing model and the unrecognized compensation cost at this date was R$17,266 and R$20,807, respectively.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

The fair value of the options granted for two plans had been estimated at the grant-date using the “Black Scholes” option-pricing model with the following assumptions:

Plan approved on November 6, 2007:

	July 1, 2007
	Program 1
	Lot 1	Lot 2	Lot 3	Lot 4
Expected volatility	40.9%	40.9%	40.9%	40.9%
Risk-free interest rate	0.2%	0.2%	0.2%	0.2%
Expected life	4	5	6	7

	July 1, 2007
	Program 2
	Lot 1	Lot 2	Lot 3	Lot 4
Expected volatility	40.9%	40.9%	40.9%	40.9%
Risk-free interest rate	10.7%	10.7%	10.7%	10.7%
Expected life	4	5	6	7

	July 1, 2008
	Program 2
	Lot 1	Lot 2	Lot 3	Lot 4
Expected volatility	37.7%	37.7%	37.7%	37.7%
Risk-free interest rate	15.2%	15.2%	15.2%	15.2%
Expected life	3	4	5	6

The weighted-average grant-date fair value of options granted is as follows:

	Lot 1		Lot 2		Lot 3		Lot 4
Program 1 — Granted on July 1, 2007	R$	11.75	R$	12.74	R$	13.64	R$	14.46
Program 2 — Granted on July 1, 2007	R$	16.41	R$	18.10	R$	19.57	R$	20.86
Program 2 — Granted on July 1, 2008	R$	13.21	R$	15.77	R$	17.97	R$	19.84

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

As described in Note 26.b, the share option plans approved on November 06, 2007 contained clauses that prescribed the acceleration of the vesting data in the event of a change in the direct or indirect shareholding control of the Company. With BrT’s change in control on January 8, 2009, the stock options programs were fully exercised. Program 1, totaling 2,817,324 UPs, was settled at the total aggregate amount of R$17,855. Program 2, relating to options granted on July 1, 2008 and comprising 701,601 UPs was settled at the total aggregate amount of R$4,446.

Additionally, 646,585 UPs under Program 2 were exercised, in relation to a grant made on July 1, 2007, and settled through: (i) delivery of preferred shares held in treasury by the Company, for a total exercise price of R$3,572 at a cost of R$2,487; and (ii) delivery of common and preferred shares of the parent company, for a total exercise price of R$13,733 and fair value of R$17,108, plus R$130.

i. Segment Reporting

Segment information presented in accordance with FASB ASC 280 – “Segment Reporting”, considering the BrT Brazilian Corporate Law financial information which is information that management uses to allocate resources and assess performance, is as follows:

•	Fixed telephony and data transmission and call center: refers to the services rendered by BrT, BrT Multimídia, Vant and BrT Cabos Submarines Companies, using the wire line network.

•	Call center: refers to the services rendered by BrT Call Center.

•	Mobile telephony: refers to the services rendered by BrT Celular beginning on the last quarter of 2004.

•	Internet: refers to the services rendered by BrTI, iBest Group and iG Group in connection with the provision of internet services and related activities.

Inter-segment pricing is determined on an arm’s length basis.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

	Year ended December 31, 2009
	Fixed telephony and data communication	Mobile telephony	Internet	Call Center	Eliminations between segments	Consolidated
Net operating revenue	9,389,322	1,893,947	354,610	321,989	(1,081,306)	10,878,562
Cost of goods and sold	(4,917,314)	(1,484,847)	(42,318)	(272,689)	811,570	(5,905,598)
Gross profit	4,472,008	409,100	312,292	49,300	(269,736)	4,972,964
Operating expenses, net	(5,559,050)	(695,893)	(207,488)	(51,124)	269,736	(6,243,819)
Selling expenses	(1,093,482)	(520,412)	(172,273)	(15,783)	410,415	(1,391,535)
General and administrative expenses	(1,205,028)	(161,130)	(121,279)	(24,092)	76,721	(1,434,808)
Other operating income (expenses)	(3,260,540)	(14,351)	86,064	(11,249)	(217,400)	(3,417,476)
Operating income (loss) before financial income (expenses)	(1,087,042)	(286,793)	104,804	(1,824)	—	(1,270,855)
Property, plant and equipment and intangible assets, net	1,925,062	226,931	91,946	90,177	(341,975)	1,992,141
Capital Expenditures	5,836,132	1,131,564	25,709	—	—	6,993,405

	2008
	Fixed telephony and data communication	Mobile telephony	Internet	Call Center	Eliminations between segments	Consolidated
Net operating revenue	10,170,908	1,881,751	392,175	230,598	(1,094,250)	11,581,182
Cost of goods and sold	(5,157,533)	(1,512,338)	(54,572)	(211,563)	755,713	(6,180,293)
Gross profit	5,013,375	369,413	337,603	19,035	(338,537)	5,400,889
Operating expenses, net	(2,720,422)	(617,927)	(382,074)	(27,590)	338,537	(3,409,476)
Selling expenses	(925,947)	(525,005)	(264,848)	(7,705)	385,145	(1,338,360)
General and administrative expenses	(1,148,533)	(135,721)	(75,936)	(18,226)	38,849	(1,339,567)
Other operating income (expenses)	(645,942)	42,799	(41,290)	(1,659)	(85,457)	(731,549)
Operating income (loss) before financial income (expenses)	2,292,953	(248,514)	(44,471)	(8,555)	—	1,991,413
Property, plant and equipment and intangible assets, net	5,268,918	2,122,081	143,343	—	—	7,534,342
Capital Expenditures	1,500,813	1,144,597	32,495	—	—	2,677,905

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

	2007
	Fixed telephony and data communication	Mobile telephony	Internet	Call Center	Eliminations between segments	Consolidated
Net operating revenue	9,890,477	1,745,934	379,515	20,899	(820,947)	11,215,878
Cost of goods and sold	(5,466,935)	(1,531,692)	(55,203)	(20,517)	712,223	(6,362,124)
Gross profit	4,423,542	214,242	324,312	382	(108,724)	4,853,754
Operating expenses, net	(2,582,698)	(510,012)	(398,503)	(10,207)	108,724	(3,392,696)
Selling expenses	(877,043)	(453,909)	(274,212)	—	140,961	(1,464,203)
General and administrative expenses	(1,121,907)	(89,987)	(69,056)	(10,207)	24,215	(1,266,942)
Other operating income (expenses)	(583,748)	33,884	(55,235)	—	(56,452)	(661,551)
Operating income (loss) before financial income (expenses)	1,840,844	(295,770)	(74,191)	(9,825)	—	1,461,058
Property, plant and equipment and intangible assets, net	5,337,567	1,400,786	188,758	—	—	6,927,111
Capital Expenditures	1,093,209	278,797	26,784	—	—	1,398,790

j. Uncertainty in income taxes:

The Company adopted the provision of FASB Interpretation N. 48, Accounting for Uncertainty in Income Taxes, on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Company did not recognize any increase in the liability for unrecognized tax benefits, which was accounted for under Brazilian GAAP as provisions for contingencies as of January 1, 2007.

The balance of unrecognized taxes benefits refers to Federal Taxes (Income Tax and Social Contribution) related to tax deficiency assessments that require the payment of federal taxes on events qualified in a allegedly inadequate way by the Company or on differences in the calculation of these taxes. The amount unrecognized tax benefits totaled R$19,859 in the year ended December 31, 2009.

A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows:

Balance at January 1, 2007	3.809

Additions for tax positions of prior years	10,920

Balance at December 31, 2007	14,729
Additions for tax positions of prior years	5,220
Reductions for tax positions of prior years	(1,117)

Balance at December 31, 2008	18,832
Additions for tax positions of prior years	1,027

Balance at December 31, 2009	19,859

Under Brazilian GAAP and U.S. GAAP the Company recognizes interest accrued and penalties related to unrecognized tax benefits as financial expenses and operating expenses, respectively. During the years ended December 31, 2009, 2008, and 2007, the Company recognized interest expense of approximately R$3,104, R$3,104, and R$8,137 respectively and penalties in the years ended December 31, 2009, 2008 and 2007 in the amount of R$432, R$432, and R$1,172, respectively. Accrued interest and penalties were approximately R$11,342 and R$11,342 as of December 31, 2009 and 2008.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

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

k. FASB ASC 820 - Fair Value Measurements and Disclosures

On January 1, 2008, we adopted FASB ASC 820, which provides a definition of fair value, establishes a framework for measuring fair value, and requires expanded disclosures about fair value measurements. The standard applies when GAAP requires or allows assets or liabilities to be measured at fair value; therefore, it does not expand the use of fair value in any new circumstance.

FASB ASC 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. FASB ASC 820 clarifies that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. The fair value hierarchy gives the highest priority to quoted prices available in active markets (i.e., observable inputs) and the lowest priority to data lacking transparency (i.e., unobservable inputs). Additionally, FASB ASC 820 requires an entity to consider all aspects of nonperformance risk, including the entity’s own credit standing, when measuring the fair value of a liability.

FASB ASC 820 establishes a three-level hierarchy to be used when measuring and disclosing fair value. An instrument’s categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation. Following is a description of the three hierarchy levels:

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

In accordance with FASB ASC 820, we measure our cash equivalents, cash investments and derivative instruments at fair value. Our cash equivalents and cash investments is classified within Level 1, because it is valued using quoted market prices. Our derivative instruments are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments.

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

The following tables summarizes our U.S. GAAP financial assets and liabilities recorded at fair value as of December 31, 2009 and 2008:

December 31, 2009

Description	December 31, 2009	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Cash and cash equivalents	1,717,764	1,717,764	—	—
Cash investments	381,951	381,951	—	—

Total Assets	2,099,715	2,099,715	—	—

Liabilities				—
Derivatives	198,280		198,280	—

Total Liabilities	198,280	—	198,280	—

December 31, 2008

Description	December 31, 2008	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets
Cash and cash equivalents	2,760,840	2,760,840	—	—
Cash investments	775,502	775,502	—	—
Derivatives	29,179	—	29,179	—

Total Assets	3,565,521	3,536,342	29,179	—

Liabilities
Derivatives	222,073	—	222,073	—

Total Liabilities	222,073	—	222,073	—

The valuation method used for the calculation of fair value of derivative instruments was (i) for swap transactions, discounted cash flow analyses considering the expected settlements and realization of such financial liabilities at effective market rate as of reporting date and (ii) for currency options, the Black&Scholes formula, as adapted by Garman-Kohlhagen to reflect specific characteristics of currency options, using market inputs as of the reporting date. For derivative instruments, the method used for the calculation of fair value is presented in more details in Note 30.

For the year ended December 31, 2009 and 2008 and 2007, cash and cash equivalents and cash investments generated a gain of R$145,832, R$206,441 and R$220,909 which was included as financial expense, net. The cash and cash equivalents and cash investments refer mainly highly liquid to fixed income transactions, indexed to the Interbank Deposit Certificates (“CDI”).

Also, during the year ended December 31, 2009, 2008 and 2007, our derivative instruments generated a loss of R$98,891, a gain of R$54,408 and a loss of R$114,582 which has been included as financial expense.

l. Recent US GAAP accounting pronouncements

(i) FASB ASC 805 - Business Combinations

In December 2007, the FASB issued ASC 805—Business Combinations. This statement applies to all transactions or events in which an entity obtains control of one or more businesses, except

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

for joint ventures, assets that not constitute a business, combination of businesses under common control and not-for-profit organizations. This Statement shall be applied prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier application is prohibited. The objective of this statement is to improve relevance, representational faithfulness and comparability of information that a reporting entity provides in its financial reports about a business combination and its effects.

FASB ASC 805 establish a model similar to the one entities used under to account for preacquisition contingencies. Under the FSP, an acquirer is required to recognize at fair value an “asset acquired or liability assumed in a business combination that arises from a contingency if the acquisition-date fair value of that asset or liability can be determined during the measurement period.” If the acquisition-date fair value cannot be determined, the acquirer applies the recognition criteria in FASB ASC 450 to determine whether the contingency should be recognized as of the acquisition date or after it.

FASB ASC 805 is effective for business combinations whose acquisition date is at or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

The Company has applied the provisions of this standard in the preparation of the accompanying financial statements given BrT Acquisition. The Company adopted the provisions of FASB ASC 805 as of January 1, 2009.

(ii) FASB ASC 810 - Consolidation

FASB ASC 810 - Non-controlling Interests in Consolidated Financial Statements, applies to all entities that prepare consolidated financial statements, except not-for-profit organizations.

This Statement amends FASB ASC 810 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary.

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

The Company has applied the provisions of this standard in the preparation of the accompanying financial statements. The Company adopted the provisions of FASB ASC 810 as of January 1, 2009.

(iii) FASB ASC 820 - Fair Value Measurements and Disclosures

In March 2008, the Financial Accounting Standards Board issued FASB ASC 820. The use and complexity of derivative instruments and hedging activities have increased significantly over the past several years. Constituents have expressed concerns that the existing disclosure requirements in FASB ASC 815 “Derivatives and Hedging”, Accounting for Derivative Instruments and Hedging Activities, do not provide adequate information about how derivative and hedging activities affect an entity’s financial position, financial performance, and cash flows. Accordingly, this

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

Statement requires enhanced disclosures about an entity’s derivative and hedging activities and thereby improves the transparency of financial reporting. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The application of the requirements of this statements did not have a material effect on the accompanying financial statements.

(iv) FASB ASC 855 - Subsequent events

In May 2009, the Financial Accounting Standards Board issued FASB ASC 855 Subsequent events. The objective of this Statement is to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this Statement sets forth:

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

In accordance with this Statement, an entity should apply the requirements to interim or annual financial periods ending after June 15, 2009. The Company included the requirements of this statement in the preparation of the accompanying financial statements.

(v) FASB ASC 860 - Transfers and Servicing

In June 2009, the FASB issued SFAS No. 166 - Accounting for Transfers of Financial Assets — An Amendment of FASB Statement No. 140, which amends the derecognition guidance in SFAS No. 140. This statement eliminates the concept of qualifying special-purpose entities, changes the requirements for derecognizing financial assets and requires additional disclosures. This statement is effective for financial asset transfers occurring after the beginning of an entity’s first fiscal year beginning after November 15, 2009 (calendar year 2010). The application of these standards did not have a material effect on the accompanying financial statements.

(vi) FASB ASC 810 - Consolidation

In June 2009, the FASB issued SFAS No. 167 - Amendments to FASB Interpretation No. 46(R), which amends the consolidation guidance that applies to variable interest entities under FIN 46(R). SFAS No. 167 changes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. This statement is effective for financial statements issued in fiscal years (and interim periods) beginning after November 15, 2009 (calendar year 2010). The application of these standards did not have a material effect on the accompanying financial statements.

(vii) FASB ASC 105 - Generally Accepted Accounting Principles

On June 2009 the FASB issued ASC 105, FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of FASB Statement No. 162. The FASB has stated that “the FASB Accounting Standards Codification (Codification) will become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Once effective, the Codification’s content will carry the same level of

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

authority, effectively superseding Statement 162. In other words, the GAAP hierarchy will be modified to include only two levels of GAAP: authoritative and nonauthoritative” FASB ASC 105 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The Company included the requirements of this statement in the preparation of the accompanying financial statements

(viii) FSP FAS 157-4

In April 2009, the FASB issued FSP FAS 157-4, in accordance with SFAS No. 157 - Fair Value Measurements, included in FASB ASC Subtopic 820-10, which provides guidance on estimating the fair value of an asset or liability (financial or nonfinancial) when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions are not orderly. The application of the requirements of this FSP did not have a material effect on the accompanying financial statements.

(ix) FSP FAS 107-1 and APB 28-1

In April 2009, the FASB issued FSP FAS 107-1 and APB 28-1, which expands the fair value disclosures required for all financial instruments within the scope of SFAS No. 107 to interim reporting periods. The disclosures required by this FSP were to be provided in financial statements for the first reporting period ending after June 15, 2009. The application of the requirements of this FSP did not have a material effect on the accompanying financial statements.

(x) FSP FAS 115-2 and FAS 124-2

On April 2009, the FASB issued FSP FAS 115-2 and FAS 124-2, which modifies the existing OTTI model for investments in debt securities. Under the FSP, the primary change to the OTTI model for debt securities is the change in focus from an entity’s intent and ability to hold a security until recovery. In addition, the FSP changes the presentation of an OTTI in the income statement if the only reason for recognition is a credit loss.

The FSP is effective for interim and annual periods ending after June 15, 2009, with early adoption permitted for periods ending after March 15, 2009. However, it must be adopted concurrently with FSP FAS 157-4. The application of the requirements of this FSP did not have a material effect on the accompanying financial statements.

(xi) EITF 09-01

In March 2009, the Emerging Issues Task Force issued EITF No. 09-01 Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance, which provides guidance on how entities should account for a share-lending arrangement that is entered into and the effect that these arrangements have on the calculation of earnings per share. In accordance with this EITF, an entity should apply the requirements to annual financial periods ending after December 15, 2009. The Company does not have convertible debt offering, and therefore is not subject to this statement.

(xii) EITF 08-01

In November 2008, the Emerging Issues Task Force issued EITF No. 08-01 Revenue arrangements with multiple deliverables, which supersedes EITF 00-21. Entities often enter into revenue arrangements that provide for multiple payment streams. If delivery of a single unit of

BRASIL TELECOM S.A.

Notes to the consolidated financial statements—(Continued)

Years Ended on December 31, 2009, 2008 and 2007

(In thousands of Brazilian reais)

accounting spans multiple accounting periods or deliverables, an entity needs to determine how to allocate the multiple payment streams (arrangement consideration) attributable to that unit of accounting to those accounting periods. In accordance with this EITF, an entity should apply the requirements to annual financial periods ending after December 15, 2009. The application of these standards did not have a material impact on the accompanying financial statements.

-.-.-.-.-.-.-.-.-.-