Form 20-F
period 2010-12-31
BRASIL TELECOM SA
filed 2011-05-02
CIK 1160846

As filed with the Securities and Exchange Commission on April 29, 2011

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010

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

Rua General Polidoro, No. 99, 5th floor/part – Botafogo

22280-001 Rio de Janeiro, RJ, Brazil

(Address of Principal Executive Offices)

Alex Waldemar Zornig

Investor Relations Officer

Rua Humberto de Campos, 425

8º andar

Leblon, Rio de Janeiro, RJ, Brazil 22430-190

Tel: +55 21 3131-1211

alex.zornig@oi.net.br

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

The total number of issued shares of each class of stock of Brasil Telecom S.A. as of December 31, 2010 was:

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

Large accelerated filer  ☒             Accelerated filer  ☐            Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

On April 26, 2011, the exchange rate for reais into U.S. dollars was R$1.565 to US$1.00, based on the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank. The selling rate was R$1.666 to US$1.00 at December 31, 2010, R$1.741 to US$1.00 at December 31, 2009, and R$2.337 to US$1.00 at December 31, 2008, in each case, as reported by the Central Bank. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate at April 26, 2011 may not be indicative of future exchange rates. See “Item 3. Key Information—Exchange Rates” for information regarding exchange rates for the real since January 1, 2006.

Solely for the convenience of the reader, we have translated some amounts included in “Item 3. Key Information—Selected Financial Information” and in this annual report from reais into U.S. dollars using the selling rate as reported by the Central Bank at December 31, 2010 of R$1.666 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

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

Our consolidated financial statements at December 31, 2010 and 2009 and for the two years ended December 31, 2010 have been audited, as stated in the report appearing herein, and are included in this annual report.

We prepared our consolidated financial statements included in this annual report in accordance with International Financial Reporting Standards , or IFRS, as issued by the International Accounting Standards Board, or the IASB. These consolidated annual financial statements are our first annual consolidated financial statements to be prepared in accordance with IFRS. IFRS 1, “First-time Adoption of International Reporting Standards,” has been applied in preparing these consolidated financial statements, considering that our previous primary GAAP was Brazilian GAAP and that we have considered January 1, 2009 as the date of transition to IFRS. Reconciliations and descriptions of the effects of the transition from Brazilian GAAP to IFRS are included in note 3 to our consolidated financial statements.

Until December 31, 2009, we prepared our consolidated financial statements in accordance with accounting practices adopted in Brazil in effect on and prior to December 31, 2009, or Prior Brazilian GAAP, which were based on:

•	Brazilian Law No. 6,404/76, as amended by Brazilian Law No. 9,457/97, Brazilian Law No. 10,303/01, and Brazilian Law No. 11,638/07, which we refer to collectively as the Brazilian Corporation Law;

•

the rules and regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM, the accounting standards issued by the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil), or Ibracon, and the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade), or CFC; and

•	the accounting standards issued by the Brazilian Accounting Standards Committee (Comitê de Pronunciamentos Contábeis), or the CPC, and applicable on and prior to December 31, 2009.

In preparing our consolidated financial statements as of and for the two years ended December 31, 2010, the comparative figures in respect of 2009 have been restated to reflect the effects of the transition from Prior Brazilian GAAP to IFRS.

We also prepare individual financial statements in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, which include the pronouncements issued by the CPC applicable to dates and periods ended after December 31, 2009, for certain purposes, including for the calculation of dividends.

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

CAUTIONARY STATEMENT WITH RESPECT TO FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements. Some of the matters discussed concerning our business operations and financial performance include forward-looking statements within the meaning of the U.S. Securities Act of 1933, as amended, or the Securities Act, or the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act.

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

Our forward-looking statements may be influenced by factors, including the following:

•	competition in the Brazilian telecommunications sector;

•	our management’s current expectations and estimates concerning our future financial performance, financing plans and programs;

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

Selected Financial Information

The following selected financial data should be read in conjunction with our consolidated financial statements (including the notes thereto), “Item 5. Operating and Financial Review and Prospects” and “Presentation of Financial and Other Information”

The selected financial data as of and for the years ended December 31, 2010 and 2009 have been derived from our consolidated financial statements, prepared in accordance with IFRS, and included in this annual report. These consolidated annual financial statements are our first annual consolidated financial statements to be prepared in accordance with IFRS. IFRS 1, “First-time Adoption of International Reporting Standards,” has been applied in preparing these consolidated financial statements, considering that our previous primary GAAP was Brazilian GAAP and that we have considered January 1, 2009 as the date of transition to IFRS. Therefore, we are presenting information related to the years ended December 31, 2010 and 2009.

We have included information with respect to the dividends and/or interest attributable to shareholders’ equity paid to holders of our common shares and preferred shares since January 1, 2006 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date under the caption “Item 8. Financial Information—Dividends and Dividend Policy—Payment of Dividends.” We prepare individual financial statements in accordance with Brazilian GAAP for certain purposes, including for the calculation of dividends.

	At and For the Year Ended December 31,
	2010(1)		2010		2009
	(in millions of US$, except per share amounts)		(in millions of reais, except per share amounts and as otherwise indicated)
Income Statement Data:
Net operating revenue	US$	6,160	R$	10,263	R$	10,919
Cost of sales and services		2,840		(4,732)		(5,764)

Gross profit		3,320		5,531		5,155
Operating expenses		(1,844)		(3,072)		(6,232)

Operating income (loss) before financial income (expenses) and taxes		1,476		2,459		(1,077)
Financial income		588		979		630
Financial expenses		(636)		(1,060)		(912)

Financial expenses, net		(48)		(80)		(281)

Income (loss) before taxes		1,428		2,379		(1,358)
Income tax and social contribution		(245)		(408)		339

Net income (loss)	US$	1,183	R$	1,971	R$	(1,019)

Net income (loss) attributable to controlling shareholders (1)	US$	1,183	R$	1,971	R$	(1,021)
Net income (loss) attributable to non-controlling shareholders (1)		—		—		2
Net income (loss) applicable to each class of shares:
Common shares		408		680		(1,021)
Preferred shares		775		1,291		—
Net income (loss) per share(2):
Common shares – basic		2.00		3.34		(1.85)
Common shares – diluted		2.00		3.34		(1.85)
Preferred shares and ADSs – basic		2.00		3.34		—
Preferred shares and ADSs – diluted		2.00		3.34		—
Weighted average shares outstanding (in thousands):
Common shares – basic				203,423		245,749
Common shares – diluted				203,423		245,749
Preferred shares – basic				386,366		305,439
Preferred shares – diluted				386,366		305,439
Balance Sheet Data:
Cash and cash equivalents	US$	1,931	R$	3,217	R$	1,717
Cash investments		499		832		382
Trade accounts receivable, net		1,242		2,070		1,992
Total current assets		5,094		8,487		6,127
Property, plant and equipment, net		3,191		5,317		5,267
Intangible assets, net		791		1,318		1,572
Total assets		16,138		26,886		24,564
Short-term loans and financing (including current portion of long-term debt)		627		1,044		870
Total current liabilities		4,016		6,691		5,424
Long-term loans and financing		1,993		3,321		3,573
Total equity		6,805		11,337		9,906
Shareholders’ equity attributable to controlling shareholders		6,805		11,337		9,905
Shareholders’ equity attributable to non-controlling shareholders		—		—		1

(1)	Translated for convenience only using the selling rate as reported by the Central Bank at December 31, 2010 for reais into U.S. dollars of R$1.666=US$1.00.
(2)	Under the Brazilian Corporation Law, preferred shareholders are not obligated to absorb losses, and such losses are exclusively attributed to common shareholders.

Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

Since 1999, the Central Bank has allowed the U.S. dollar-real exchange rate to float freely, and, since then, the U.S. dollar-real exchange rate has fluctuated considerably.

In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Central Bank or the Brazilian government will continue to permit the real to float freely or will intervene in the exchange rate market through the return of a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar and/or the euro substantially. Furthermore, Brazilian law provides that, whenever there is a significant imbalance in Brazil’s balance of payments or there are serious reasons to foresee a significant imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that such measures will not be taken by the Brazilian government in the future. See “—Risk Factors—Risks Relating to Brazil—Restrictions on the movement of capital out of Brazil may impair our ability to service certain debt obligations.”

The following table shows the commercial selling rate or selling rate, as applicable, for U.S. dollars for the periods and dates indicated. The information in the “Average” column represents the average of the exchange rates on the last day of each month during the periods presented.

	Reais per U.S. Dollar
Year	High		Low		Average		Period End
2006	R$	2.371	R$	2.059	R$	2.168	R$	2.138
2007		2.156		1.733		1.930		1.771
2008		2.500		1.559		1.834		2.337
2009		2.422		1.702		1.994		1.741
2010		1.881		1.655		1.759		1.666

	Reais per U.S. Dollar
Month	High		Low
October 2010	R$	1.711	R$	1.655
November 2010		1.734		1.680
December 2010		1.712		1.666
January 2011		1.691		1.651
February 2011		1.677		1.660
March 2011		1.676		1.629
April 2011 (through April 26)		1.619		1.565

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

Risks Relating to the Brazilian Telecommunications Industry and Our Company

Our fixed-line telecommunication services face increased competition from mobile services providers, other fixed-line service providers and cable television service providers, which may adversely affect our revenues and margins.

Our fixed-line telecommunication services in Region II (which consists of the Federal District and nine Brazilian states located in the western, central and southern regions) face increasing competition from mobile services as the prices for mobile services decline and approach those of fixed-line services. Based on information available from ANATEL, from December 2007 to December 2010, the number of fixed lines in service in Brazil increased from 39.4 million to 42.0 million as a result of the increase in the number of fixed lines in service in Region III, while the number of fixed lines in service in Regions I and II decreased. We expect (1) the number of fixed lines in service in Region II to continue to stagnate or decline, as certain customers eliminate their fixed-line services in favor of mobile services, and (2) the use of existing fixed lines to decrease as customers substitute calls on mobile phones in place of fixed-line calls as a result of promotional mobile rates (such as free calls within a mobile provider’s network). The rate at which the number of fixed lines in service in Brazil may decline depends on many factors beyond our control, such as economic, social, technological and other developments in Brazil. In addition, new fixed lines that we install are expected to be less profitable than existing ones because new fixed-line customers generally have lower average incomes than our existing customers, subscribe to our lower cost service plans and generate fewer chargeable minutes of usage. Our traditional local fixed-line telecommunication services represented 35.7% of our gross operating revenue for the year ended December 31, 2010. Because we derive a significant portion of our net operating revenue from our traditional local fixed-line telecommunication services, a reduction in the number of our fixed-lines in service would negatively affect our net operating revenue and margins.

We also compete in the market for local fixed-line services with other fixed-line service providers, primarily with Empresa Brasileira de Telecomunicações – Embratel, or Embratel, and GVT S.A., or GVT. Embratel competes with us for residential customers with services that it provides using the cable infrastructure of its affiliate, Net Serviços de Comunicação S.A., or Net. Net is a cable television company that is our main competitor in the broadband services market. Embratel and Net are affiliates of Teléfonos de México S.A.B. de C.V., or Telmex, one of the leading telecommunication service providers in Latin America. Under an agreement entered into between Embratel and Net in November 2005, Net offers integrated voice, broadband and pay television services to the Brazilian residential market through a single network infrastructure. In addition, we compete with smaller companies that have been authorized by ANATEL to provide local fixed-line services in Region II. Embratel, GVT and Net are each controlled by multinational companies that may have more significant financial and marketing resources, and greater abilities to access capital on a timely basis and on more favorable terms, than our company.

Our loss of a significant number of fixed-line customers would adversely affect our net operating revenue and may adversely affect our results of operations. In addition, because callers in Brazil placing long-distance calls from their fixed-line telephones generally tend to select the long-distance carrier affiliated with the provider of their fixed-line service, our loss of a significant number of fixed-line customers may adversely affect our revenues from long-distance services and our results of operations. For a detailed description of our competition in the local fixed-line services market, see “Item 4. Information on the Company—Competition—Local Fixed-Line Services.”

Our mobile services face strong competition from other mobile services providers, which may adversely affect our revenues.

The mobile services market in Brazil is extremely competitive. We face competition in Region II from large competitors such as Vivo Participações S.A., or Vivo, Telecom Americas Group, which markets its services under the brand name “Claro,” and TIM Participações S.A., or TIM. As of December 31, 2010, based on information available from ANATEL, we had an estimated 15.1% share of the mobile services market in Region II as of December 31, 2010, based on the total number of subscribers as of that date, while Vivo, Claro and TIM had estimated market shares of 30.9%, 28.7% and 25.0%, respectively. Vivo, TIM and Telecom Americas Group are each controlled by multinational companies that may have more significant financial and marketing resources, and greater abilities to access capital on a timely basis and on more favorable terms, than our company.

Our ability to generate revenues from our mobile services business depends on our ability to increase and retain our customer base. Each additional customer subscribing to our service entails costs, including sales commissions and marketing costs. Recovering these costs depends on our ability to retain such customers. Therefore, high rates of customer churn could have a material adverse effect on the profitability of our mobile services business. During 2010, our average customer churn rate in the mobile services segment, representing the number of subscribers whose service was disconnected during each month, whether voluntarily or involuntarily, divided by the number of subscribers at the beginning of such month, was 4.6% per month.

We have experienced increased pressure to reduce our rates in response to pricing competition. This pricing competition often takes the form of special promotional packages, which may include, among other things, mobile handset subsidies, traffic usage promotions and incentives for calls made within a mobile services provider’s own network. Competing with the service plans and promotions offered by our competitors may cause an increase in our marketing expenses and customer-acquisition costs, which could adversely affect our results of operations. Our inability to compete effectively with these packages could result in our loss of market share and adversely affect our net operating revenue and profitability.

For a detailed description of our competition in the mobile services market, see “Item 4. Information on the Company—Competition—Mobile Services.”

Our long-distance services face significant competition, which may adversely affect our revenues.

In Brazil, unlike in the United States, a caller chooses its preferred long-distance carrier for each long-distance call, whether originated from a fixed-line telephone or a mobile handset, by dialing such carrier’s long-distance carrier selection code (Código de Seleção de Prestadora). The long-distance services market in Brazil is highly competitive. Our principal competitor for long-distance services is TIM, which in 2010 began aggressively promoting its long-distance services with significant discounts. Historically, our principal competitor for long-distance services has been Embratel. Generally, callers placing long-distance calls in Brazil from their fixed-line telephones tend to select the long-distance carrier affiliated with the provider of their fixed-line service. Similarly, callers placing long-distance calls in Brazil from their mobile handsets tend to select the long-distance carrier affiliated with the provider of their mobile or fixed-line service. However, increased competition from long-distance service providers has resulted in pressure on our long-distance rates and adversely affected our revenue from these services. In addition, aggressive discounting by TIM during 2010 has substantially reduced the market share of our company and other service providers in the long-distance market. Competition in the long-distance market may require us to increase our marketing expenses or provide services at lower rates than those we currently expect to charge for such services. Competition in the domestic long-distance market has had and could continue to have a material adverse effect on our revenues and margins. See “Item 4. Information on the Company—Competition—Long-Distance Services.”

Data transmission services are not subject to significant regulatory restrictions and, as a result, we face an increasing amount of competition in this business.

Competition in data transmission services is not subject to significant regulatory restrictions and, therefore, the market is open to a large number of competitors. Some competitors, such as cable operators, offer telephone and broadband services, which do not require them to use our fixed-line network, thereby allowing them to reach our customers without paying interconnection fees to our company. Additionally, although these auctions have not yet been scheduled, we anticipate that ANATEL will auction radio frequency licenses that will be used to establish Worldwide Interoperability for Microwave Access, or WiMax, networks in 2011. The implementation of WiMax networks may allow other internet service providers, or ISPs, to deploy wireless Internet Protocol, or IP, networks over a much greater area, for a much lower cost, than previously possible. This reduced deployment cost may give our competitors, or new entrants into the data transmission market, the ability to provide Voice over Internet Protocol, or VoIP, and other data services over WiMax networks at lower rates than we are able to offer.

Increasing competition in data transmission services may lead to rate reductions in this segment, adversely affecting the net operating revenue that we generate from this business. Additionally, increased competition for data transmission customers may require us to increase our marketing expenses and our capital expenditures and may lead to the loss of broadband customers, in each case leading to a decrease in our profitability. For a detailed description of our competition in the data transmission services market, see “Item 4. Information on the Company—Competition—Data Transmission Services.”

The telecommunications industry is subject to frequent changes in technology. Our ability to remain competitive depends on our ability to implement new technology, and it is difficult to predict how new technology will affect our business.

Companies in the telecommunications industry must adapt to rapid and significant technological changes that are usually difficult to anticipate. The mobile telecommunications industry in particular has experienced rapid and significant technological development and frequent improvements in capacity, quality and data-transmission speed. Technological changes may render our equipment, services and technology obsolete or inefficient, which may adversely affect our competitiveness or require us to increase our capital expenditures in order to maintain our competitive position. For example, we made significant investments in the last three years in connection with the implementation of our Universal Mobile Telecommunications System services, which we refer to as 3G services, in Region II. While we have been upgrading our fixed-line networks with technologically advanced fiber optic cable with a microwave overlay for use in our long-distance services, it is possible that alternative technologies may be developed that are more advanced than those we currently provide. If ANATEL auctions radio frequency spectrum for use in the development of WiMax networks, we expect that we may be required to participate in these auctions and deploy a WiMax network to remain competitive in the broadband services market. Even if we adopt new technologies in a timely manner as they are developed, the cost of such technology may exceed the benefit to us, and we cannot assure you that we will be able to maintain our level of competitiveness.

Our industry is highly regulated. Changes in laws and regulations may adversely impact our business.

Our industry is highly regulated by ANATEL. ANATEL regulates, among other things, rates, quality of service and universal service goals, as well as competition among telecommunication service providers. Changes in laws and regulations, grants of new concessions, authorizations or licenses or the imposition of additional universal service obligations, among other factors, may adversely affect our business, financial condition and results of operations.

In October 2008, ANATEL published items that were on its regulatory agenda, some of which were expected to be adopted during the following two years. In furtherance of ANATEL’s regulatory agenda:

•

ANATEL has proposed amendments to our concession agreements which are expected to become effective during the second quarter of 2011 as described in “Item 4. Information on the Company—Concessions, Authorizations and Licenses.”

•

ANATEL has proposed new regulations under which the VC-1, VC-2 and VC-3 rates would be reduced from current levels, after giving effect to an inflation adjustment based on the IST, by 10% in 2012 and 10% in 2013. These proposed regulations also provide procedures for determining the reference value for VU-M rates in the event that providers cannot agree upon the VU-M applicable in their interconnection agreements. These regulations were submitted for public consultation in October 2010 and the public consultation period ended on November 12, 2010. ANATEL continues to analyze these proposed regulations. We expect these new regulations, as they may be modified as a result of ANATEL’s further analysis, to be adopted in the second quarter of 2011.

•

ANATEL is expected to begin public consultations regarding a proposed General Plan on Competition Targets (Plano Geral de Metas de Competição) in the second quarter of 2011. We expect that ANATEL’s proposal regarding the General Plan on Competition Targets will address a variety of matters including criteria for the evaluation of telecommunications providers to determine which providers have significant market power, regulations applicable to the wholesale markets for trunk lines, backhaul, access to internet backbone and interconnection services, and regulations related to partial unbundling and/or full unbundling of the local fixed-line networks of the public regime service providers.

We cannot predict when regulations regarding these matters will be adopted or whether these regulations will be adopted as proposed. Some of these regulations, if adopted, may have adverse effects on our revenues, costs and expenses, results of operations or financial position.

In May 2010, Executive Decree No. 7,175/10 was adopted which created the National Broadband Plan (Programa Nacional de Banda Larga), the goal of which is to make broadband access available at low cost, regardless of technology, throughout Brazil. The Brazilian government is studying options to achieve this goal, including mandating Telecomunicações Brasileiras S.A., or Telebrás, to manage the entire broadband infrastructure owned by the Brazilian government and mandating Telebras to offer the services contemplated by this plan and permitting other telecommunication service providers to offer these services through their existing infrastructure or through complementary infrastructure built or otherwise acquired to offer these services. Executive Decree No. 7,175/10 also instructed ANATEL to adopt new regulations relating to unbundling of telecommunication services and the pricing of backhaul services. We cannot predict when these regulations will be adopted or whether these regulations will be adopted as proposed. Some of these regulations, if adopted, may have adverse effects on our revenues, costs and expenses, results of operations or financial position.

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

In 2010, monthly subscription fees represented 23.3% of our gross operating revenue. The enactment of legislation terminating the monthly subscription fees would have a material adverse effect on our results of operations.

Our local fixed-line and domestic long-distance concession agreements are subject to periodic modifications by ANATEL and expire on December 31, 2025. Our bids for new concessions upon the expiration of our existing concessions may not be successful.

We provide fixed-line telecommunication services in Region II pursuant to concession agreements with the Brazilian government. Our concession agreements expire on December 31, 2025, and may be amended by the parties every five years prior to the expiration date. ANATEL will engage in public consultation in connection with each five-year amendment to discuss its proposals for new conditions and quality and universal service targets. We are currently discussing modifications to our concession agreements with ANATEL.

On March 30, 2009, ANATEL published a public notice of the proposed modifications to these concession agreements. In this public notice, ANATEL proposed amendments to the General Plan on Universal Service (Plano Geral de Metas de Universalização). The public consultation period in connection with the March 30, 2009 public notice ended on June 22, 2009. ANATEL did not adopt the modifications proposed for public consultation.

On September 3, 2010, ANATEL published a public notice of further proposed amendments to the General Plan on Universal Service. The public consultation period in connection with the September 3, 2010 public notice ended on November 1, 2010. We do not expect ANATEL to adopt the modifications proposed for public consultation.

Based on our continuing discussions with ANATEL regarding proposed modifications to our concession agreements and proposed amendments to the General Plan on Universal Service, we believe that the effect of these amendments and modifications will:

•	increase our obligations to provide universal service in rural areas, including increased obligations to provide individual access to fixed-line voice services;

•

increase our obligations to provide service to economically disadvantages segments of the Brazilian population within our service areas, primarily through subsidized service rates for fixed-line voice services; and

•	reduce the density requirements applicable to our obligations to provide public telephones in urban areas within our service areas.

In the event that the General Plan on Universal Service is amended to require that we provide additional services, the Brazilian Telecommunications Law and our concession agreements require that the costs of implementation of these universalization obligations in excess of the revenues generated by these services must be reimbursed to us from public funds. Although we understand that ANATEL intends to permit us to fund the additional capital and operating expenditures required to meet these expanded service obligations through an offset mechanism against the concession fees that we are obligated to pay under our concession agreements and the application of the savings that we achieve as a result of the reduction of our capital and operating expenditures on public telephone services in urban areas within our service areas, our internal projections indicate that a significant portion of the additional capital and operating expenditures required by these proposals could not be met from these funding sources alone. We understand that ANATEL intends to permit us to fund these shortfalls in future periods through payments to us from the Universal Telecommunications Service Fund (Fundo de Universalização dos Serviços de Telecomunicações), which we refer to as the FUST, to which we are required to make contributions. As a result of our continuing discussions with ANATEL regarding the additional service obligations that we would be required to undertake and the methodology for the reimbursement of the additional capital expenditures that these proposals would require us to undertake, the finalization of the amendments to our concession agreements and the amendments to the General Plan on Universal Service have been delayed and, although we expect that these amendments will be finalized during the second quarter of 2011, we cannot predict with certainty when these amendments will be adopted and become effective or the effects of these amendments on our financial condition and results of operations.

Our obligations under the concession agreements may be subject to revision in connection with each future amendment. We cannot assure you that the pending amendments or any future amendments will not impose requirements on our company that will require us to undertake significant capital expenditures or will not modify the rate-setting procedures applicable to us in a manner that will significantly reduce the net operating revenue that we generate from our fixed-line businesses. If the amendments to our concession agreements have these effects, our business, financial condition and results of operations could be materially adversely affected.

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

On an almost weekly basis, we receive inquiries from ANATEL requiring information from us on our compliance with the various service obligations imposed on us by our concession agreements. If we are unable to respond satisfactorily to those inquiries or comply with our service obligations under our concession agreements, ANATEL may commence administrative proceedings in connection with such noncompliance. We have received numerous notices of the commencement of administrative proceedings from ANATEL, mostly due to our inability to achieve certain targets established in the General Plan on Quality Goals and the General Plan on Universal Service, among others. We have recorded provisions in the amount of R$240 million as of December 31, 2010 in connection with fines sought to be imposed by ANATEL. Additional fines from ANATEL or fines in excess of the provisioned amount could adversely impact our financial condition and results of operations. See “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry” and “Item 8. Financial Information—Legal Proceedings—Civil Claims—Administrative Proceedings.”

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

Our ability to achieve our strategic objectives relating to our mobile services depends in large part on the successful, timely and cost-effective implementation of our plans to expand and enhance our mobile networks. Factors that could affect this implementation include:

•	our ability to generate cash flow or to obtain future financing necessary to implement our projects;

•	delays in the delivery of telecommunications equipment by our vendors;

•	the failure of the telecommunications equipment supplied by our vendors to comply with the expected capabilities; and

•	delays resulting from the failure of third-party suppliers or contractors to meet their obligations in a timely and cost-effective manner.

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

We rely on strategic suppliers of equipment, materials and services necessary for our operations and expansion. If these suppliers fail to provide equipment, materials or services to us on a timely basis, we could experience disruptions, which could have an adverse effect on our revenues and results of operations.

We rely on few strategic suppliers of equipment, materials and services, including Nokia Siemens Networks Serviços Ltda., or Nokia Siemens Networks, Alcatel-Lucent Brasil S.A., or Alcatel-Lucent, Telemont Engenharia de Telecomunicações S.A., or Telemont, A.R.M. Engenharia Ltda., or A.R.M. Engenharia, and Huawei do Brasil Telecomunicações Ltda., or Huawei, to provide us with equipment, materials and services that we need in order to expand and to operate our business. There are a limited number of suppliers with the capability of providing the mobile network equipment and fixed-line network platforms that our operations and expansion plans require or the services that we require to maintain are extensive and geographically widespread networks. In addition, because the supply of mobile network equipment and fixed-line network platforms requires detailed supply planning and this equipment is technologically complex, it would be difficult for our company to replace the suppliers of this equipment. Suppliers of cables that we need to extend and maintain our networks may suffer capacity constraints or difficulties in obtaining the raw materials required to manufacture these cables. As a result, we are exposed to risks associated with these suppliers, including restrictions of production capacity for equipment and materials, availability of equipment and materials, delays in delivery of equipment, materials or services, and price increases. If these suppliers or vendors fail to provide equipment, materials or service to us on a timely basis or otherwise in compliance with the terms of our contracts with these suppliers, we could experience disruptions or declines in the quality of our services, which could have an adverse effect on our revenues and results of operations, and we might be unable to satisfy the requirements contained in our concession and authorization agreements.

Our controlling shareholder, TmarPart, has control over us and our controlled companies and TmarPart’s interests may not be aligned with your interests.

We are controlled indirectly by Telemar Participações S.A., or TmarPart, which, as of April 26, 2011 indirectly controlled 79.6% of our outstanding voting shares. TmarPart’s shareholders are parties to two shareholders’ agreements governing their equity interests in TmarPart. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—TmarPart Shareholders’ Agreements.” Our controlling shareholder and its controlling shareholders are entitled to appoint a majority of the members of our board of directors, and they have the power to determine the decisions to be taken at our shareholders’ meetings on matters of our management that require the prior authorization of our shareholders, including in respect of related party transactions, corporate restructurings and the date of payment of dividends and other capital distributions. The decisions of our controlling shareholder and its controlling shareholders on these matters may be contrary to the expectations or preferences of holders of our securities, including holders of our common shares, preferred shares and ADSs.

We have a substantial amount of existing debt, which could restrict our financing and operating flexibility and have other adverse consequences.

At December 31, 2010, we had total consolidated debt of R$4,365 million and a ratio of debt to equity of 0.4:1.

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

Furthermore, some of our debt instruments include financial covenants that require us to maintain certain specified financial ratios. Additionally, the instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses and the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness.

If we are unable to incur additional debt, we may be unable to invest in our business and make necessary or advisable capital expenditures, which could reduce future net operating revenue and adversely affect our profitability. In addition, cash required to serve our existing indebtedness reduces the amount available to us to make capital expenditures.

If our growth in net operating revenue slows or declines in a significant manner, for any reason, we may not be able to continue servicing our debt. If we are unable to meet our debt service obligations or comply with our debt covenants, we could be forced to renegotiate or refinance our indebtedness, seek additional equity capital or sell assets. We may be unable to obtain financing or sell assets on satisfactory terms, or at all. For more information regarding our debt instruments and our indebtedness at December 31, 2010, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

We are subject to numerous legal and administrative proceedings, which could adversely affect our business, results of operations and financial condition.

We are subject to numerous legal and administrative proceedings. It is difficult to quantify the potential impact of these legal and administrative proceedings. We classify our risk of loss from legal and administrative proceedings as “probable,” “possible” or “remote.” We make provisions for probable losses but do not make provisions for possible and remote losses. At December 31, 2010, we had provisioned R$4,297 million for probable losses relating to various tax, labor and civil legal and administrative proceedings against us, excluding deposits that we have made with various courts relating to these proceedings.

At December 31, 2010, we had claims against us of R$2,435 million in tax proceedings, R$2,206 million in labor proceedings and R$780 million in civil proceedings with a risk of loss classified as “possible” or “remote” and for which we had made no provisions.

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

Our business significantly depends on our customers’ ability to pay their bills and comply with their obligations to us. In 2010, we recorded provisions for doubtful accounts in the amount of R$352 million, primarily due to subscribers’ delinquencies. As a percentage of our gross operating revenue, our provision for doubtful accounts was 2.0% at December 31, 2010.

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

Sophisticated information and processing systems are vital to our growth and our ability to monitor costs, render monthly invoices for services, process customer orders, provide customer service and achieve operating efficiencies. We cannot assure you that we will be able to operate successfully and upgrade our accounting, information and processing systems or that these systems will continue to perform as expected. We have entered into co-billing agreements with each long-distance telecommunication service provider that is interconnected to our networks to include in our invoices the long-distance services rendered by these providers, and they have agreed to include charges owed to us in their invoices. Any failure in our accounting, information and processing systems, or any problems with the execution of invoicing and collection services by other carriers with whom we have co-billing agreements, could impair our ability to collect payments from customers and respond satisfactorily to customer needs, which could adversely affect our business, financial condition and results of operations.

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

Damage to our networks and backup mechanisms may result in service delays or interruptions and limit our ability to provide customers with reliable service over our networks. Some of the risks to our networks and infrastructure include (1) physical damage to access lines; (2) power surges or outages; (3) software defects; (4) disruptions beyond our control; (5) breaches of security; and (6) natural disasters. The occurrence of any such event could cause interruptions in service or reduce capacity for customers, either of which could reduce our gross operating revenue or cause us to incur additional expenses. In addition, the occurrence of any such event may subject us to penalties and other sanctions imposed by ANATEL and may adversely affect our business and results of operations.

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

Uncertainty over whether possible changes in policies or rules affecting these or other factors may contribute to economic uncertainties in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers. The President of Brazil has considerable power to determine governmental policies and actions that relate to the Brazilian economy and, consequently, affect the operations and financial performance of businesses such as our company. In November 2010, Dilma Rousseff was elected President of Brazil to succeed Luiz Inácio Lula da Silva. Ms. Rousseff term began in January 2011. Although we do not believe that Ms. Rousseff will significantly alter the policies followed by her predecessor, we can offer no assurances that the policies that may be implemented by the Brazilian federal or state governments will not adversely affect our business, results of operations and financial condition.

The global economic downturn may adversely affect economic growth in Brazil or limit our access to the financial markets and, therefore, negatively impact our business and financial condition.

The global economic downturn and related instability in the international financial system have had, and may continue to have, a negative effect on economic growth in Brazil. The ongoing global economic downturn has reduced the availability of liquidity and credit to fund the continuation and expansion of industrial business operations worldwide. The recent substantial losses in worldwide equity markets, including in Brazil, could lead to an extended worldwide economic recession or depression. A prolonged slowdown in economic activity in Brazil could reduce demand for some of our services, particularly broadband services if the rate of computer sales in Brazil declines, which would adversely affect our results of operations.

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

During the four decades prior to 1999, the Central Bank periodically devalued the Brazilian currency. Throughout this period, the Brazilian government implemented various economic plans and used various exchange rate policies, including sudden devaluations (such as daily and monthly adjustments), exchange controls, dual exchange rate markets and a floating exchange rate system. Since 1999, exchange rates have been set by the market. The exchange rate between the real and the U.S. dollar has varied significantly in recent years. For example, the

real/U.S. dollar exchange rate increased from R$1.955 per U.S. dollar on December 31, 2000 to R$3.533 on December 31, 2002. The real appreciated against the U.S. dollar by 11.8% in 2005, 8.7% in 2006 and 17.1% in 2007. In 2008, primarily as a result of the international financial crisis, the real depreciated by 31.9% against the U.S. dollar and prompted foreign investors to remove billions of reais from the Brazilian Securities, Commodities and Futures Exchange (BM&FBOVESPA S.A. - Bolsa de Valores Mercadorias e Futuros), which we refer to as the BM&FBOVESPA. During 2009, the real appreciated by 25.5% against the U.S. dollar and during 2010 the real appreciated by 4.3% against the U.S. dollar.

A portion of our capital expenditures require us to acquire assets at prices denominated in or linked to foreign currencies, principally the U.S. dollar. We generally do not hedge against risks related to movements of the real against foreign currencies. To the extent that the value of the real decreases relative to the U.S. dollar, it becomes more costly for us to purchase these assets, which could adversely affect our business and financial performance.

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

Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, actions taken in an effort to control inflation, coupled with speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. More recently, Brazil’s rates of inflation, as measured by the General Market Price Index — Internal Availability (Índice Geral de Preços — Disponibilidade Interna), or IGP-DI, published by Fundação Getúlio Vargas, or FGV, were 3.8% in 2006, 7.9% in 2007, 9.1% in 2008, (1.4)% in 2009 and 11.3% in 2010. According to the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or IPCA, published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, the Brazilian consumer price inflation rates were 3.1% in 2006, 4.5% in 2007, 5.9% in 2008, 4.3% in 2009 and 5.9% in 2010.

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

Our financial expenses are affected by changes in the interest rates that apply to our floating rate debt. At December 31, 2010, we had, among other debt obligations, R$2,473 million of loans and financing and debentures that were subject to the Taxa de Juros de Longo Prazo, or TJLP, a long-term interest rate, R$1,093 million of loans and financing and debentures that were subject to the Interbank Certificate of Deposit (Certificado de Depósito Interbancário), or CDI, rate, an interbank rate, and R$45 million of loans and financing that were subject to Japanese Yen LIBOR.

The TJLP includes an inflation factor and is determined quarterly by the National Monetary Council (Conselho Monetário Nacional). In particular, the TJLP and the CDI rate have fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, inflation, Brazilian government policies and other factors. For example, the CDI increased from 8.55% per annum as of December 31, 2009 to 10.64% per annum as of December 31, 2010. A significant increase in any of these interest rates, particularly the CDI rate, could adversely affect our financial expenses and negatively affect our overall financial performance.

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

A more restrictive policy could increase the cost of servicing, and thereby reduce our ability to pay, our foreign currency-denominated debt obligations and other liabilities. Our foreign-currency denominated debt represented 1.3% of our indebtedness on a consolidated basis at December 31, 2010. If we fail to make payments under any of these obligations, we will be in default under those obligations, which could reduce our liquidity as well as the market price of our common shares, preferred shares and ADSs.

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

According to our by-laws, we must generally pay our shareholders at least 25% of our annual net income as dividends or interest on shareholders’ equity, as calculated and adjusted under Brazilian GAAP. This adjusted net income may be capitalized, used to absorb losses or otherwise retained as allowed under Brazilian GAAP and may not be available to be paid as dividends or interest on shareholders’ equity. Holders of our common shares or Common ADSs, may not receive any dividends or interest on shareholders’ equity in any given year due to the dividend preference of our preferred shares. Additionally, the Brazilian Corporation Law allows a publicly traded company like ours to suspend the mandatory distribution of dividends in any particular year if our board of directors informs our shareholders that such distributions would be inadvisable in view of our financial condition or cash availability. Holders of our preferred shares or Preferred ADSs may not receive any dividends or interest on shareholders’ equity in any given year if our board of directors makes such a determination or if our operations fail to generate net income.

Our preferred shares and Preferred ADSs have limited voting rights and are not entitled to vote to approve corporate transactions, including mergers or consolidations of our company with other companies, or the declaration of dividends.

Under the Brazilian Corporation Law and our by-laws, holders of our preferred shares and, consequently, our Preferred ADSs, are not entitled to vote at meetings of our shareholders, except in very limited circumstances. These limited circumstances directly relate to key rights of the holders of preferred shares, such as modifying basic terms of our preferred shares or creating a new class of preferred shares with superior rights. Holders of preferred shares without voting rights are entitled to elect one member and his or her respective alternate to our board of directors and our fiscal council. Holders of our preferred shares and Preferred ADSs are not entitled to vote to approve corporate transactions, including mergers or consolidations of our company with other companies, or the declaration of dividends. See “Item 10. Additional Information—Description of Our Company’s By-laws—Voting Rights.”

Holders of our ADSs may find it difficult to exercise their voting rights at our shareholders’ meetings.

Under Brazilian law, only shareholders registered as such in our corporate books may attend our shareholders’ meetings. All common shares and preferred shares underlying our ADSs are registered in the name of the depositary. ADS holders may exercise the voting rights with respect to our common shares and the limited voting rights with respect to our preferred shares represented by our ADSs only in accordance with the deposit agreements relating to our ADSs. There are practical limitations upon the ability of the ADS holders to exercise their voting rights due to the additional steps involved in communicating with ADS holders. For example, we are required to publish a notice of our shareholders’ meetings in certain newspapers in Brazil. To the extent that holders of our common shares or preferred shares are entitled to vote at a shareholders’ meeting, they will be able to exercise their voting rights by attending the meeting in person or voting by proxy. By contrast, holders of the ADSs will receive notice of a shareholders’ meeting by mail from the depositary following our notice to the depositary requesting the depositary to inform ADS holders of the shareholders’ meeting. To exercise their voting rights, ADS holders must instruct the depositary on a timely basis. This noticed voting process will take longer for ADS holders than for holders of our common shares or preferred shares. If the depositary fails to receive timely voting instructions for all or part of our ADSs, the depositary will assume that the holders of those ADSs are instructing it to give a discretionary proxy to a person designated by us to vote their ADSs, except in limited circumstances.

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

Also, if holders of our ADSs that exchange our ADSs for our common shares or preferred shares do not qualify under the foreign investment regulations, they will generally be subject to less favorable tax treatment of dividends and distribution on, and the proceeds from any sale of, our common shares or preferred shares. See “Item 10. Additional information—Exchange Controls” and “Item 10. Additional Information—Taxation—Brazilian Tax Considerations.”

Holders of our ADSs may face difficulties in protecting their interests because, as a Brazilian company, we are subject to different corporate rules and regulations and our shareholders may have fewer and less well-defined rights.

Holders of our ADSs are not direct shareholders of our company and are unable to enforce the rights of shareholders under our by-laws and the Brazilian Corporation Law.

Our corporate affairs are governed by our by-laws and the Brazilian Corporation Law, which differ from the legal principles that would apply if we were incorporated in a jurisdiction in the United States, such as the State of Delaware or New York, or elsewhere outside Brazil. Even if a holder of our ADSs surrenders its ADSs and becomes a direct shareholder, its rights as a holder of our common shares or preferred shares under the Brazilian Corporation Law to protect its interests relative to actions by our board of directors may be fewer and less well-defined than under the laws of those other jurisdictions.

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

Holders of our ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.

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

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The BM&FBOVESPA, which is the principal Brazilian stock exchange, had a market capitalization of R$2,546 billion (US$1,528 billion) at December 31, 2010 and an average daily trading volume of R$5.0 billion (US$3.0 billion) for 2010. In comparison, aggregate market capitalization of the companies (including U.S. and non-U.S. companies) listed on the NYSE was US$14.7 trillion at December 31, 2010 and the NYSE recorded an average daily trading volume of US$70.9 billion for 2010. There is also significantly greater concentration in the Brazilian securities markets. The ten largest companies in terms of market capitalization represented approximately 56% of the aggregate market capitalization of the BM&FBOVESPA at December 31, 2010. The ten most widely traded stocks in terms of trading volume accounted for approximately 53% of all shares traded on the BM&FBOVESPA in 2010. These market characteristics may substantially limit the ability of holders of our ADSs to sell the preferred shares underlying our ADSs at a price and at a time when they wish to do so and, as a result, could negatively impact the market price of our ADSs themselves.

The imposition of IOF taxes may indirectly influence the price and volatility of our ADSs, common shares and preferred shares.

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

ITEM 4. INFORMATION ON THE COMPANY

Overview

We are the largest integrated telecommunication service provider in Region II in Brazil, based on the total number of our fixed lines in service and mobile subscribers as of December 31, 2010, based on information available from ANATEL. We offer a range of integrated telecommunication services that includes fixed-line and mobile telecommunication services, data transmission services (including broadband access services), ISP services and other services, for residential customers, small, medium and large companies, and governmental agencies.

According to the IBGE, Region II (which consists of the Federal District and nine Brazilian states located in the western, central and southern regions) had a population of approximately 44.4 million as of August 1, 2010, representing 23.9% of the total Brazilian population, and represented approximately 27.0% of Brazil’s total gross domestic product, or GDP, for 2008 (the most recent period for which such information is currently available).

Fixed-Line Telecommunications and Data Transmission Services

Our traditional fixed-line telecommunications business in Region II includes local and long-distance services, network usage services (interconnection) and public telephones, in accordance with the concessions and authorizations granted to us by ANATEL. We are one of the largest fixed-line telecommunications companies in South America in terms of total number of lines in service as of December 31, 2010. We are the principal fixed-line telecommunication service provider in Region II, based on our 7.2 million fixed lines in service as of December 31, 2010, with an estimated market share of 78.0% of the total fixed lines in service in this region as of December 31, 2010, based on information available from ANATEL.

We offer a variety of high-speed data transmission services, including services offered by our subsidiaries BrT Serviços de Internet S.A. and Brasil Telecom Comunicação Multimídia Ltda. We also operate a fiber optic cable system that connects the United States, Bermuda, Brazil, Venezuela and Colombia through our subsidiaries Brasil Telecom Cabos Submarinos Ltda., Brasil Telecom Subsea Cable System (Bermuda) Ltd., Brasil Telecom of America Inc. and Brasil Telecom de Venezuela S.A. Our broadband services, primarily utilizing Asymmetric Digital Subscriber Line, or ADSL, technology, are marketed in Region II under the brand name “Oi Velox.” As of December 31, 2010, we had 1.9 million ADSL subscribers, representing 26.8% of our fixed lines in service at that date. For the year ended December 31, 2010, our fixed-line and data transmission services segment generated R$8,893 million in net operating revenue and recorded operating income before financial income (expenses) and taxes of R$2,481 million.

Mobile Telecommunication services

We offer mobile telecommunication services in Region II through our subsidiary 14 Brasil Telecom Celular S.A., which we refer to as Brasil Telecom Mobile. Based on our 7.8 million mobile subscribers as of December 31, 2010, we believe that we are one of the principal mobile telecommunication service providers in Region II. Our estimated market share was 15.1% of the total number of mobile subscribers in Region II as of December 31, 2010, based on information available from ANATEL. For the year ended December 31, 2010, our mobile services segment generated R$1,937 million in net operating revenue and recorded an operating loss before financial income (expenses) and taxes of R$34 million.

Other Services

We operate an internet portal through our subsidiary Internet Group do Brasil S.A. under the brand name “iG” that was one of the largest internet portals in Brazil in terms of the number of unique visitors in 2010, based on information available from Ibope/NetRatings. We also started a call center business for the sole purpose of providing services to our company and our subsidiaries.

Our principal executive office is located at Rua General Polidoro, No. 99, 5th floor/part – Botafogo, 22280-001 Rio de Janeiro, RJ, Brazil, and our telephone number at this address is (55-21) 3131-1211.

Our History and Development

Prior to the formation in 1972 of Telebrás, the Brazilian state-owned telecommunications monopoly, there were more than 900 telecommunications companies operating throughout Brazil. Between 1972 and 1975, Telebrás and its operating subsidiaries acquired almost all of the other telecommunications companies in Brazil and thus achieved a monopoly in providing public telecommunication services in almost all areas of the country.

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

Privatization of Telebrás

In January 1998, in preparation for its restructuring and privatization, Telebrás spun-off its previously integrated mobile telecommunications operations from its fixed-line operations into separate companies. In May 1998, Telebrás was restructured to form 12 new holding companies, or the New Holding Companies, by means of a procedure under Brazilian Corporation Law called cisão, or spin-off. Virtually all of the assets and liabilities of Telebrás were allocated to the New Holding Companies, including Telebrás’s interest in its operating subsidiaries. The New Holding Companies consisted of:

•

eight holding companies each of which controlled one or more mobile services providers, each operating in one of the ten service regions into which Brazil had been divided for mobile telecommunication services and using the frequency range called Band A (other than one mobile services provider that operated in two regions and one region in which the mobile services provider was not part of the Telebrás system);

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

Brasil Telecom Holding was one of the New Holding Companies in the fixed-line telecommunications business. In the restructuring and privatization of Telebrás, Brasil Telecom Holding was allocated all of the share capital held by Telebrás in the operating subsidiaries that provided fixed-line telecommunication service in Region II, including our company.

In August 1998, the Brazilian government privatized Telebrás by selling all of the voting shares that it held in the New Holding Companies, including Brasil Telecom Holding, to private-sector buyers. The Brazilian government’s shares in the corporate capital of Brasil Telecom Holding were purchased by Solpart.

Expansion of Fixed-Line Network in Rio Grande do Sul

In July 2000, we acquired the control of Companhia Riograndense de Telecomunicações, or CRT. CRT was the leading fixed-line telecommunication service company in the State of Rio Grande do Sul. In December 2000, CRT was merged with and into us.

Corporate Reorganization of Brasil Telecom

Following the formation of Brasil Telecom Holding, it provided fixed-line telecommunication services through nine separate operating subsidiaries, including our company, each of which provided telecommunication services in one of the nine states of Region II or the Federal District of Brazil. In February 2000, Brasil Telecom Holding

implemented a corporate reorganization, which resulted in each of its other fixed-line operating companies being merged into our company.

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

Acquisition of Submarine Fiber-Optic Cable System

In June 2003, we acquired the submarine fiber-optic cable system of 360 Networks Americas do Brasil Ltda. We refer to this system as GlobeNet. GlobeNet consists of a fiber optic cable system that connects the United States, Bermuda, Brazil, Venezuela and Colombia.

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

In connection with the approval of Telemar’s acquisition of control of our company by the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica), or CADE, the Brazilian antitrust regulator, Telemar entered into a Performance Commitment Term (Termo de Compromisso de Desempenho) containing obligations related to the wholesale market, specifically with regard to the provision of interconnection and Industrial Exploitation of Dedicated Lines (Exploração Industrial de Linha Dedicada), or EILD. Under this agreement, we must, among other accessory obligations:

•	maintain a separate business area exclusively responsible for providing interconnection services, EILD and other wholesale services for a minimum of five years;

•	adopt specific procedures and provide specified assistance for our interconnection services and EILD customers; and

•	submit reports to CADE periodically and upon CADE’s request regarding our activities in these markets.

In addition, in connection with the approval of Telemar’s acquisition of control of our company by ANATEL, ANATEL imposed a number of conditions contained in the order granting the approval, some of which have already been fulfilled. The most significant of the remaining conditions applicable to our company require us to:

•	expand our fiber optic network to 40 new municipalities in each of 2011 through 2015; and

•

offer broadband services in 50% of the municipalities covered by our obligations to provide transmission lines connecting the fiber-optic internet backbones of our company to municipalities in their concession areas in which they do not provide internet service, which we refer to as backhaul, at rates no greater than Telemar’s highest existing rate for broadband services, within five months of completing the backhaul extensions, and 100% of such municipalities within ten months of completing the backhaul extensions.

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

As a result of the Brasil Telecom merger, Brasil Telecom Holding ceased to exist and Coari owns 48.2% of the total outstanding share capital of Brasil Telecom, including 79.6% of its outstanding voting share capital. For additional information about our controlling shareholders, see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

Corporate Structure

The following chart presents our corporate structure and principal subsidiaries as of April 26, 2011. The percentages in bold italics represent the percentage of the voting capital owned directly and indirectly by the parent company of each entity, and the percentages not in bold italics represent the percentage of the total share capital owned directly and indirectly by the parent company of each entity.

(1)	Ownership represents 53.8% of the share capital of Internet Group do Brasil S.A. owned directly by BrT Serviços de Internet S.A. and 13.6% owned by Brasil Telecom S.A.

Our Service Area

Our concessions and authorizations from the Brazilian government allow us to provide:

•	fixed-line telecommunication services in Region II;

•	long-distance telecommunication services originating from Region II;

•	mobile telecommunication services in Region II; and

•	data transmission services throughout Brazil.

Region II covers an area of approximately 2.9 million square kilometers, which represents approximately 33.5% of the country’s total land area and accounted for approximately 27.0% of Brazil’s GDP in 2008. The population of Region II was 44.4 million as of August 1, 2010, which represented 23.9% of the total population of Brazil as of that date. In 2008, per capita income in Region II was approximately R$17,874, varying from R$9,896 in the State of Acre to R$45,978 in the Federal District.

The following table sets forth key economic data, compiled by IBGE, for the Federal District and each of the Brazilian states in Region II.

State	Population (in millions) (2010)	Population per Square Kilometer (2010)	% of GDP (2008)	GDP per Capita (in reais) (2008)
Rio Grande do Sul	10.6	37.5	6.6	18,378
Paraná	10.3	51.5	5.9	16,928
Santa Catarina	6.2	64.8	4.1	20,369
Goiás	5.8	17.2	2.5	12,879

State	Population (in millions) (2010)	Population per Square Kilometer (2010)	% of GDP (2008)	GDP per Capita (in reais) (2008)
Mato Grosso	3.0	3.3	1.7	17,927
Federal District	2.5	425.6	3.9	45,978
Mato Grosso do Sul	2.4	6.7	1.1	14,188
Rondônia	1.5	6.5	0.6	11,977
Tocantins	1.4	4.9	0.4	10,223
Acre	0.7	4.6	0.2	9,896

Total	44.4		27.0

Source: IBGE.

Set forth below is a map of Brazil showing the location of Region II.

Our business, financial condition, results of operations and prospects depend in part on the performance of the Brazilian economy and the economy of Region II in particular. See “Item 3. Key Information—Risk Factors—Risks Relating to Brazil.”

Our Services

Our telecommunication services consist of:

•	local fixed-line services in Region II, including installation, monthly subscription, metered services, collect calls and supplemental local services;

•

domestic long-distance services and international long-distance services primarily from Region II, placed through fixed-line and mobile telephones using our long-distance carrier selection code, which is represented by the number 14;

•	mobile telecommunication services utilizing 2G and 3G technology;

•

data transmission services, comprised of (1) ADSL services, (2) the lease of dedicated digital and analog lines to other telecommunication services providers, ISPs and corporate customers, (3) IP solutions, and (4) other data transmission services;

•

usage of our network (1) to complete calls initiated by customers of other telecommunication services providers (interconnection services) or (2) by service providers that do not have the necessary network;

•	traffic transportation services;

•	public telephone services;

•	value-added services which include voicemail, caller ID, directory assistance and other services;

•	advanced voice services to corporate customers, such as 0800 (toll free) services; and

•	the operation of the iG internet portal.

Local Fixed-Line Services

As of December 31, 2010, we had approximately 7.2 million local fixed-line customers in Region II. Local fixed-line services include installation, monthly subscription, metered services, collect calls and supplemental local services. Metered services include local calls that originate and terminate within a single local area. ANATEL has divided Region II into 1,772 local areas.

Under our concession agreements, we are required to offer two local fixed-line plans to users: the Basic Plan per Minute (Plano Básico de Minutos) and the Mandatory Alternative Service Plan (Plano Alternativo de Serviços de Oferta Obrigatória), each of which includes installation charges, monthly subscription charges, and charges for local minutes. As of December 31, 2010, 26.7% of our fixed-line customers subscribed to the Basic Plan per Minute or the Mandatory Alternative Service Plan.

In addition to the Basic Plan per Minute and the Mandatory Alternative Service Plan, we offer a variety of alternative fixed-line plans that are designed to meet our customers’ usage profiles. As of December 31, 2010, 73.3% of our fixed-line customers subscribed to alternative plans.

We offer (1) integrated, or “bundled” plans which permit subscribers to purchase unlimited local calls to other fixed-line customers, a fixed number of minutes per month that may be used for long-distance calls or local calls to mobile subscribers, and broadband services or minutes for use to establish dial-up internet connections, which we market under the brand name “Oi Conta Total”; (2) voice and internet plans which permit subscribers to purchase a fixed number of local minutes per month for calls to fixed-line telephones and for use to establish dial-up internet connections, (3) voice-only plans which permit subscribers to purchase a fixed number of local minutes per month for calls to fixed-line telephones, and (4) budget plans which permit subscribers to purchase a fixed number of local minutes, either on a pre-paid basis or a monthly basis, but restrict local calls after the purchased minutes have been consumed and require the purchase of a pre-paid card to make long-distance calls or calls to mobile handsets, such as our “Oi Fixo Controle” and “Oi Fixo Economia” plans.

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

Our domestic and international long-distance services consist primarily of calls originated in Region II.

Fixed Line-to-Fixed Line

Calls from one local area to another local area are domestic long-distance calls, other than calls between separate local areas within specified metropolitan regions which, under ANATEL regulations, are charged as local calls. Calls between locations in Brazil and locations outside Brazil are international long-distance calls.

We provide domestic long-distance services for calls originating from Region II through interconnection agreements, mainly with Telemar in Region I (which consists of 16 states of Brazil located in the northeastern and part of the northern and southeastern regions of Brazil) and Telecomunicações de São Paulo S.A., or Telesp, in Region III (which consists of the State of São Paulo), that permit us to interconnect directly with their local fixed-line networks, and through our network facilities in São Paulo, Rio de Janeiro and Belo Horizonte. We provide international long-distance services originating from Region II through agreements to interconnect our network with those of the main telecommunication service providers worldwide.

Mobile Long-Distance

Each mobile subscriber in Brazil is registered in a geographic area (identified by the corresponding area codes, such as 11 (São Paulo) and 61 (Brasília)), which we refer to as the subscriber’s home registration area, and Brazil is divided into sectors based on the first digit of the area code of a caller’s home registration area. A call originated by a mobile subscriber registered in one home registration area to a mobile subscriber registered in another home registration area sharing the same first digit (for example, Brasília (area code 61) and Goiânia (area code 62)), is referred to as an intrasectorial mobile call. A call originated by a mobile subscriber registered in one home registration area to a mobile subscriber registered in another home registration area that does not share the same first digit (for example, Brasília (area code 61) and São Paulo (area code (11)), is referred to as an intersectorial mobile call. Different rates apply to intrasectorial and intersectorial mobile calls.

We provide mobile long-distance services originating from Region II through interconnection agreements with Telemar in Region I, Telesp in Region III, and each of the principal mobile services providers operating in Brazil that permit us to interconnect directly with their local fixed-line and mobile networks. We provide international long-distance services originating or terminating on our customer’s mobile handsets through agreements to interconnect our network with those of the main telecommunication service providers worldwide. We also use our submarine fiber optic network to transport international mobile long-distance calls.

Mobile Telecommunication Services

As of December 31, 2010, we had approximately 7.8 million subscribers located in 1,281 municipalities in Region II. As of December 31, 2010, we had a 15.1% share of the mobile services market in Region II, based on information available from ANATEL. As of December 31, 2010, 87.5% of our customers subscribed to pre-paid plans and 12.5% subscribed to post-paid plans.

Pre-Paid Customers

Pre-paid customers activate their cellular numbers through the purchase and installation of a SIM card in their mobile handsets. Our pre-paid customers are able to add credits to their accounts through the purchase of pre-paid cards at prices that vary based on the number of minutes available, or through the purchase of additional credits over the phone that can be charged to the customer’s credit card or included on their bill for fixed-line services. These credits are valid for a fixed period of time following activation.

We market “Oi Ligador” subscriptions to our pre-paid customers, which allow these customers to receive bonus minutes with each purchase of additional credits. We charge a nominal subscription fee to enroll a customer in the “Oi Ligador” program and provide bonus minutes to these customers that may be used for (1) local calls to our fixed-line or mobile subscribers, (2) long-distance calls to our fixed-line subscribers, and (3) sending Short Message Service, or SMS, messages to mobile subscribers of any Brazilian mobile service provider.

We sell pre-paid cards in minimum denominations of R$1.00 and permit our pre-paid customers to add credits to their account in any amount, including centavos, in order to facilitate the continued activation of their mobile handsets, allowing them to continue to receive incoming calls. We regularly launch various packages designed to incentivize the purchase and use of credits by our pre-paid customers.

We have launched several programs to stimulate consumption of our prepaid services, such as “Bônus Extra” and “Crédito Especial.” “Bônus Extra” allows a customer to exchange credits that they have in their pre-paid accounts for much larger packages of credits that are available for use on local calls made to any fixed-line or to our mobile customers. “Crédito Especial” allows one of our customers to receive a credit for emergencies for which the customer pays a premium when the customer makes its next purchase of credits.

In connection with our strategy of selling pre-paid service packages, we continue to develop new sales channels in order to increase market penetration and reduce sales costs, including selling SIM cards in small retail shops (newsstands, drugstores and supermarkets, among others).

Post-Paid Customers

Post-paid customers pay a monthly subscription fee and are billed on a monthly basis for services provided during the previous month. Post-paid plans include mailbox, caller ID, conference, call forwarding, calls on hold and special services, including Wireless Application Protocol (a protocol which simplifies standard internet codes for the more limited transmission features of a mobile handset), or WAP, General Packet Radio Service, or GPRS, which allows speeds in the range of 115 kilobytes per second (Kbps), Enhanced Data Rates for Global Evolution, or EDGE, which allows speeds in the range of 230 Kbps, and 3G.

The GPRS, EDGE and 3G services we include in our post-paid plans are available to customers with advanced mobile handset models. These services allow for mobile access to the internet through mobile telephones, laptops or personal digital assistants. They also enable customers simultaneously to use voice and data services, because the connection to the internet remains active even when the customer is speaking on the phone. This means that the customer can remain continuously online and, at the same time, place or receive calls.

The WAP portal is another service and content channel available to our post-paid plan customers. Some of its features include sending and receiving e-mails, forming contact groups, accessing banks and buying tickets. The WAP portal can also be used on the internet, for instance, to schedule personal activities and join or initiate contact groups.

Under our authorizations to provide personal mobile services, we are required to offer a basic post-paid mobile plan that includes activation charges, monthly subscription rates and charges for local calls. As of December 31, 2010, fewer that 1% of our mobile customers subscribed to our basic post-paid plan. In addition to the basic plan, we offer a variety of alternative post-paid plans that are designed to meet our customers’ usage profiles.

We offer (1) plans which permit a subscriber to purchase a fixed number of minutes per month for local calls to other fixed-line or mobile subscribers; (2) family plans which permit a subscriber to purchase a fixed number of minutes per month for local calls that may be shared by up to four individuals; and (3) data plans providing data transmission at speeds of 1 Mbps.

We also offer plans under the brand name “Oi Controle” that permit a subscriber to purchase a fixed number of local and long-distance minutes per month, but restrict outgoing calls after the purchased minutes have been consumed, other than calls made using a pre-paid card. We account of these hybrid plans as post-paid plans as customers selecting these plans pay monthly subscription fees for their fixed allocations of minutes. In general, these plans are attractive to our other post-paid customers that migrate to these plans to place self-imposed limits on their mobile calling habits and to our pre-paid customers who are able to place calls at lower cost than with our pre-paid services.

Roaming

We have roaming agreements with TNL PCS S.A., a wholly-owned subsidiary of Telemar which provides mobile services and which we refer to as Oi, Companhia de Telecomunicações do Brasil Central, or CTBC, and Sercomtel S.A. Telecomunicações, or Sercomtel, providing our customers with automatic access to roaming services when traveling outside of Region II in areas of Brazil where mobile telecommunication services are available on the GSM standard.

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

3G Broadband Services

In 2007, we were granted an authorization and the related frequency licenses by ANATEL to offer 3G mobile services in Region II. The deployment of our 3G network allows us to offer data communication services to our personal mobile services customers at greater speeds than those made available by our previously existing 2G networks. As of December 31, 2010, we had launched 3G services in a total of 84 municipalities, including the nine state capitals in Region II and the Federal District. As of December 31, 2010, we had approximately 175,200 3G mobile broadband customers.

Data Transmission Services

Broadband Services

We provide high-speed internet access services using ADSL technology, which we refer to as broadband services, to residential customers and businesses in the primary cities in Region II under the brand name “Oi Velox”. As of December 31, 2010, we offered broadband services in 1,810 municipalities in Region II and we had 1.9 million ADSL customers.

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

Our network supports ADSL2+, VDSL2 and FTTx technologies. ADSL2+ is a data communications technology that allows data transmission at speeds of up to 24 Mbps downstream and 1 Mbps upstream, which is much faster than data transmission through conventional ADSL. ADSL2+ permits us to offer a wider range of services than ADSL, including IP TV. As of December 31, 2010, approximately 50% of our fixed-line network had been updated to support ADSL2+. VDSL2, or very-high-bitrate digital subscriber line, is a DSL technology providing faster data transmission, up to 100 Mbps (downstream and upstream), permitting us to support high bandwidth applications such as HDTV, VoIP and broadband internet access, over a single connection. FTTx, or Fiber to the x, is a term for broadband network architecture that uses optical fiber to replace all or part of the usual metal local loop used for last mile telecommunications.

We charge monthly fees to our broadband users that choose iBest or iG as their ISP. We do not charge fees to our fixed-line customers that choose iBest or iG as their ISP for dial-up internet access. As of December 31, 2010, iBest and iG had an aggregate of approximately 0.7 million registered dial-up users.

Commercial Data Transmission Services

We provide a variety of customized, high-speed data transmission services through various technologies and means of access to other telecommunication services providers, ISPs and corporate customers. Our data transmission services include interconnection between local area networks at data transmission speeds of 34 Mbps, 155 Mbps and 1 Gbps, videoconferencing, video/image transmission and multimedia applications. Our principal commercial data transmission services are:

•

Industrial Exploitation of Dedicated Lines (Exploração Industrial de Linha Dedicada), or EILD, under which we lease trunk lines to other telecommunication services providers, primarily mobile services providers, which use these trunk lines to link their radio base stations to their switching centers;

•

Dedicated Line Services (Serviços de Linhas Dedicadas), or SLD, under which we lease dedicated lines to other telecommunication services providers, ISPs and corporate customers for use in private networks that link different corporate websites;

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

In order to provide complete solutions to our corporate clients, we have entered into service agreements for the joint supply of international data services with a number of important international data services providers. These commercial relationships with international data services providers are part of our strategy of offering telecommunication services packages to our customers.

In addition, we provide services at our six cyber data centers located in Brasília, São Paulo, Curitiba, Porto Alegre and Fortaleza. We provide hosting, collocation and IT outsourcing at these centers, permitting our customers to outsource their IT structures to us or to use these centers to provide backup for their IT systems.

We also own and operate a submarine fiber optic network, which connects Brazil with the United States, Bermuda, Venezuela and Colombia. Through this network, we offer international data transportation services, primarily leased lines to other telecommunication services providers.

Network Usage Services (Interconnection Service)

All telecommunication services providers in Brazil are required, if technically feasible, to make their networks available for interconnection on a non-discriminatory basis whenever a request is made by another telecommunication services provider. Interconnection permits a call originated on the network of a requesting local fixed-line, mobile or long-distance service provider’s network to be terminated on the local fixed-line or mobile services network of the other provider.

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

We also offer international telecommunication service providers the option to terminate their Brazilian inbound traffic through our network, as an alternative to Embratel and Intelig Telecomunicações Ltda., or Intelig. We charge international telecommunication service providers a per-minute rate, based on whether a call terminates on a fixed-line or mobile telephone and the location of the local area in which the call terminates.

Public Telephone Services

We own and operate public telephones throughout Region II. As of December 31, 2010, we had approximately 266,100 public telephones in service, all of which are operated by pre-paid cards. For a discussion of how we account for the sale of the pre-paid cards, see “Item 5. Operating and Financial Review and Prospects— Financial Presentation and Accounting Policies—Critical Accounting Policies and Estimates—Revenue Recognition and Trade Receivables.”

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

iG Internet Portal

We operate an internet portal under the brand name “iG” that was one of the largest internet portals in Brazil in terms of the number of unique visitors in 2010 according to Ibope/NetRatings. In 2010, iG was visited by 26.8 million users on a monthly basis, and as of December 31, 2010, iG had approximately 1.6 million registered subscribers and hosted 5.1 million e-mail accounts. iG offers high quality content to the internet users that visit iG´s website, as well as a large and diversified portfolio of products and services. We are in the process of repositioning the iG brand to promote the launch of content channels covering the economy, women’s topics, entertainment, education, news, celebrities and sports, among others. We generate revenue through the iG portal from (1) monthly subscription fees that we charge to registered users of this portal, (2) fees charged to place advertisements on this portal, and (3) fees that we receive from fixed-line service providers based on the number of minutes that their subscribers are connected to this portal.

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

Under our concession agreements, we are required to offer two local fixed-line plans to users: the Basic Plan per Minute and the Mandatory Alternative Service Plan, each of which includes installation charges, monthly subscription charges, and charges for local minutes. As of December 31, 2010, 26.7% of our local fixed-line customers subscribed to the Basic Plan per Minute or the Mandatory Alternative Service Plan.

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

In addition to the Basic Plan per Minute and the Mandatory Alternative Service Plan, we are permitted to offer non-discriminatory alternative plans to the basic service plans. The rates for applicable services under these plans (e.g., monthly subscription rates and charges for local and long-distance calls) must be submitted for ANATEL approval prior to the offering of those plans to our customers. In general, ANATEL does not raise objections to the terms of these plans. As of December 31, 2010, 73.3% of our fixed-line customers subscribed to alternative plans.

Under our fixed-line rate plans, we charge for calls on a per-minute basis. There is a minimum charge period of 30 seconds for every call. However, calls of three seconds or less are not charged, except in certain specific instances as provided for in ANATEL regulations.

Prior to January 2006, calls were measured and charged in terms of pulses, consisting of a single charge per call and an additional charge for each four-minute interval of usage. In January 2006, our concession agreements established a per-minute billing system for local fixed-line telecommunication services, which we implemented by July 2007. In localities (localidades), which are governmental administrative units into which municipalities are divided, where we have not implemented the minute-based rates due to technical or economic infeasibility, we do not charge fees for additional minutes on local calls made to another fixed-line telephone. In these localities we charge only basic monthly subscription fees.

On an annual basis, ANATEL increases or decreases the maximum rates that we are permitted to charge for our basic service plans. ANATEL increased these rates by an average of 3.01% as of July 24, 2008, 0.98% as of September 14, 2009 and 0.66% as of October 23, 2010. In addition, we are authorized to adjust the rates applicable to our alternative plans annually by no more than the rate of inflation, as measured by the IST. Discounts from the rates set in basic service plans and alternative service plans may be granted to customers without ANATEL approval.

The following table sets forth selected information regarding service rates under our Basic Plan per Minute during the periods indicated.

	Year Ended December 31,
Monthly subscription rates for Basic Plan per Minute (1)	2010	2009	2008
	(in reais)
Basic Plan per Minute (residential)	29.22	28.97	28.69
Basic Plan per Minute (commercial)	43.26	42.89	42.48
Basic Plan per Minute (trunk lines)	42.52	42.50	42.09

(1)	The amounts represent the weighted average of monthly rates, net of taxes.

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

On an annual basis, ANATEL may increase or decrease the maximum VC1 rates that we are permitted to charge. ANATEL authorized us to increase our VC1 rates by an average of 3.03% as of July 24, 2008 and 0.98% as of February 9, 2010. Discounts from the VC1 rates approved by ANATEL may be granted to customers without ANATEL approval.

The following table sets forth the average per-minute VC1 rates that we were permitted to charge for fixed line to mobile calls during the periods indicated.

	Year Ended December 31,
	2010	2009	2008
	(in reais)
Per-minute charges for local fixed-line calls made to mobile telephones (1)	0.51	0.51	0.51

(1)	The amounts represent the weighted average of monthly rates, net of taxes.

Domestic Long-Distance Rates

Fixed Line-to-Fixed-Line

If a caller selects our carrier selection code for a long-distance call that originates and terminates on fixed-line telephones, we receive the revenues from the call and must pay interconnection fees to the service providers that operate the networks on which the call originates and terminates. Rates for these long-distance calls are based on the physical distance separating callers (which are categorized by four distance ranges), time of the day and day of the week, and are applied on a per minute basis for the duration of the call. Rates on these calls are applied on a per-minute basis.

On an annual basis, ANATEL increases or decreases the maximum domestic fixed line-to-fixed line long-distance rates that we are permitted to charge. ANATEL increased these rates by an average of 3.01% as of July 24, 2008, 0.98% as of September 14, 2009 and 0.66% as of October 23, 2010. Discounts from the domestic fixed line-to-fixed line long-distance rates approved by ANATEL may be granted to customers without ANATEL approval.

The following table sets forth selected information on domestic fixed line-to-fixed line long-distance rates that we were permitted to charge per minute during peak hours (i.e., between the hours of 9 a.m. and noon and 2 p.m. and 6 p.m. on weekdays) during the periods indicated.

	Year Ended December 31,
Domestic long-distance rates per minute (1)	2010	2009	2008
	(in reais)
0 to 50 km	0.20	0.24	0.24
50 to 100 km	0.35	0.35	0.35
100 to 300 km	0.38	0.36	0.36
Over 300 km	0.39	0.37	0.37

(1)	The amounts represent the weighted average of monthly rates, net of taxes.

Mobile Long-Distance

Rates for long-distance calls that originate or terminate on mobile telephones are based on whether the call is an intrasectorial long-distance call, which is charged at rates designated by ANATEL as VC2 rates, or an intersectorial long-distance call, which is charged at rates designated by ANATEL as VC3 rates. If the caller selects our carrier selection code for the call, we receive the revenues from the call and must pay interconnection fees to the service providers that operate the networks on which the call originates and terminates. The applicable VC2 and VC3 rates vary depending on the time of the day and day of the week, and are applied on a per-minute basis.

On an annual basis, ANATEL may increase or decrease the maximum VC2 and VC3 rates we are authorized to charge. ANATEL authorized us to increase our VC2 and VC3 rates by an average of 3.01% as of July 23, 2008, and 0.98% as of February 9, 2010.

The following table sets forth the average per-minute rates that we were permitted to charge for mobile long-distance calls during peak hours (i.e., between the hours of 9 a.m. and noon and 2 p.m. and 6 p.m. on weekdays) during the periods indicated.

	Year Ended December 31,
Per-minute charges for mobile long-distance calls (1)	2010	2009	2008
	(in reais)
VC2	1.12	1.11	1.11
VC3	1.28	1.26	1.26

(1)	The amounts represent the weighted average of monthly rates, net of taxes.

Mobile Rates

Mobile telecommunication service in Brazil, unlike in the United States, is offered on a “calling-party-pays” basis under which a mobile subscriber pays only for calls that he or she originates (in addition to roaming charges paid on calls made or received outside the subscriber’s home registration area). A mobile subscriber receiving a collect call is also required to pay mobile usage charges.

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

Under ANATEL regulations, we were required to submit a basic post-paid service plan and a basic pre-paid service plan to ANATEL for its approval. As of December 31, 2010, 0.03% of our mobile customers subscribed to our basic post-paid plan and 1% of our mobile customers subscribed to our basic pre-paid plan.

Under the basic post-paid service plan, customers pay monthly subscription charges (which include a specified number of usage minutes) and pay fees based on usage of excess minutes that were not included in the monthly subscription charge. Under the basic pre-paid service plan, customers pay a one-time activation charge as well as charges for the minutes that they use. The rates for the applicable services under these plans (e.g., activation charges, monthly subscription charges, charges for local and long-distance calls and roaming charges) were approved by ANATEL at the time that the plans were authorized.

We charge for all mobile calls made by our pre-paid customers, and for mobile calls made by our post-paid customers in excess of their allocated monthly number of minutes, on a per-minute basis.

In addition to the basic service plans, we are permitted to offer non-discriminatory alternative plans to the basic service plans. The rates for applicable services under these plans (e.g., monthly subscription rates, charges for local and long-distance calls and roaming charges) must be submitted for ANATEL approval prior to the offering of those plans to our customers. In general, ANATEL does not raise objections to the terms of these plans. As of December 31, 2010, substantially all of our post-paid and pre-paid customers subscribed to these alternative plans.

Although subscribers of a plan cannot be forced to migrate to new plans, existing plans may be discontinued as long as all subscribers of the discontinued plan receive a notice to that effect and are allowed to migrate to new plans within six months of such notice.

Rates under our basic and alternative mobile plans may be adjusted annually by no more than the rate of inflation, as measured by the IST. These rate adjustments occur on the anniversary dates of the approval of the specific plans. Discounts from the rates set in basic service plans and alternative service plans may be granted to customers without ANATEL approval. The rate of inflation as measured by the IST was 6.56% in 2008, 2.06% in 2009 and 5.65% in 2010.

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

TU-RL rates vary depending on the time of the day and day of the week, and are applied on a per-minute basis. Charges for the use of our local fixed-line network to terminate local calls originating on the network of another local fixed-line service provider are only billed and due when usage of our network exceeds 55% of the total traffic registered between our network and the network of the other telecommunication service provider.

Since January 1, 2007, our TU-RL rate has been equal to 40% of the rate included in our Basic Plan per Minute for a local fixed-line call, which is adjusted on an annual basis by ANATEL. As of the date of this annual report, our TU-RL rate during peak hours (i.e., between the hours of 9 a.m. and noon and 2 p.m. and 6 p.m. on weekdays) is R$0.031 per minute. ANATEL announced that beginning in 2008, the method used to determine the TU-RL rates would be based on a cost methodology, known as long-run incremental costs. However, in October 2007, ANATEL published an official letter delaying this change until the end of 2010. In September 2010, ANATEL commenced the bidding process to engage an international consultant to assist with the development of the long-run incremental cost methodology. However, ANATEL has not established a definitive timetable for the completion of the project. Therefore, we cannot predict when this new methodology will be proposed.

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

The following table sets forth the average per-minute rates we charged for the use of our fixed-line networks during the periods indicated.

	Year Ended December 31,
Fixed-Line Network Usage Rates (1)	2010	2009	2008
	(in reais)
TU-RL	0.031	0.031	0.031
TU-RIU	0.094	0.088	0.087

(1)	The amounts represent the weighted average of monthly rates, net of taxes.

Mobile Networks

Our revenues from the use of our mobile networks consist primarily of payments on a per-minute basis from (1) local fixed-line, long-distance and mobile services providers to complete calls terminating on our mobile network, and (2) long-distance service providers for the transfer to their networks of calls originating on our mobile network.

The terms and conditions of interconnection to our mobile network, including the rates charged to terminate calls on our mobile network (which are designated by ANATEL as VU-M rates), commercial conditions and technical issues, are freely negotiated between us and other mobile and fixed-line telecommunication service providers, subject to compliance with regulations established by ANATEL relating to traffic capacity and interconnection infrastructure that must be made available to requesting providers, among other things. We must offer the same VU-M rates to all requesting service providers on a nondiscriminatory basis. We apply VU-M charges on a per-minute basis.

If we are not able to establish interconnection rates for use of our mobile network with other mobile and fixed-line telecommunication service providers, ANATEL is empowered to arbitrate, at its discretion, the interconnection rates that we may charge. In 2005, mobile service providers and fixed-line service providers in Brazil were unsuccessful in negotiating an agreement for new VU-M rates. All mobile service providers and fixed-line service providers in Brazil commenced arbitration proceedings before ANATEL to establish the applicable VU-M rates. The mobile service providers and fixed-line service providers entered into a provisional agreement establishing provisional rates applicable to each mobile service provider, and after the providers entered into this agreement, ANATEL approved the adjusted VC1 rates that the fixed-line service providers were permitted to charge at that time based on the provisional VU-M rates.

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

In July 2007, a provisional agreement among the incumbent fixed-line service providers, as well as CTBC and Sercomtel, and the mobile services providers, including Brasil Telecom Mobile, was submitted to ANATEL that provided for an annual increase of the VU-M rates of 1.97143% for calls terminated in Region I, and an annual increase of the VU-M rates of 2.25356% for calls terminated in Region II or Region III.

In July 2008, a provisional agreement among the incumbent fixed-line service providers, as well as CTBC and Sercomtel, and the mobile services providers, including Brasil Telecom Mobile, was submitted to ANATEL that established an average increase in the VU-M rates of 2%, and provided that the VU-M rates would be increased by an amount equal to 68.5% multiplied by the percentage increase in VC1 approved by ANATEL in 2008. No provisional agreement with respect to the VU-M rates was entered into in 2009.

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

In February 2010, ANATEL authorized an increase of 0.67% in our VU-M rates, equivalent to 68.5% of the increase in our VC1 rates granted at that time.

The following table sets forth the average per-minute VU-M rates that we charged during the periods indicated.

	Year Ended December 31,
	2010	2009	2008
	(in reais)
Per-minute charges for local fixed-line calls made to mobile telephones (1)	0.42	0.41	0.42

(1)	The amounts represent the weighted average of monthly rates, net of taxes.

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

Marketing

In 2010, we incurred R$152 million in marketing expenses, primarily to:

•	introduce the “Oi” brand and services in our service area;

•

launch new services, including (1) “Oi TV” in the Brazilian state of Goiânia and the Federal District; (2) bundled plans which we market under the brand name “Oi Conta Total”; and (3) “Oi Fixo Controle” and “Oi Fixo Economia” for fixed-line services directed towards low-income customers;

•	promote our mobile telecommunication services through specific marketing campaigns targeting certain market segments, such as post-paid high-value residential customers and corporate customers;

•	promote our broadband services through specific marketing campaigns targeting geographic regions in which we have expanded our broadband network capabilities; and

•	maintain a strong base of fixed-lines in service.

We have promoted the Oi brands through commercial strategies that promote freedom of choice, such as campaigns to unblock mobile phones and financial penalty-free plans.

Throughout 2010, we continued to offer integrated promotions by bundling our various services, such as mobile communications, ADSL services, fixed-line services and public telephone services. We also continued to reinforce our strategy of selling SIM cards individually, separate from mobile handsets, to acquire new pre-paid customers and retain existing ones.

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

We target our marketing efforts to three separate segments of the telecommunication services market: (1) retail customers; (2) high-value residential customers and medium and small commercial customers; and (3) large commercial customers.

Retail Customers

We market our local fixed-line services, pre-paid and post-paid mobile services, long-distance services, dial-up internet access to retail customers. The retail marketing segment is our largest marketing channel in terms of net operating revenue. In Region II, our principal distribution channels in the retail segment in 2010 were:

•

our telemarketing sales channel, which consists of approximately 600 sales representatives that answer more than 500,000 calls per month. This channel provides us with the ability to pro-actively reach new customers, thereby increasing our client base and revenues, and also receive calls prompted by offers in numerous types of media.

•	exclusive agents with approximately 550 salespeople trained to sell our services door-to-door in Region II in places where customers generally are not reachable by telemarketing.

•	approximately 2,770 retail stores through which we primarily sell SIM cards and pre-paid mobile cards.

•	approximately 53,000 drug stores, supermarkets, newsstands and similar outlets through which we primarily sell SIM cards and pre-paid mobile cards.

High-Value Residential Customers and Medium and Small Commercial Customers

We market our local fixed-line services, broadband services, post-paid mobile services and long-distance services to high-value residential customers and medium and small commercial customers. Our principal distribution channels in this marketing segment in 2010 were:

•	our telemarketing channel described above.

•

approximately 112 “Oi” franchised service stores and kiosks located in the largest shopping malls and other high density areas throughout Brazil that are focused on sales of higher value-added services (post-paid mobile plans and broadband services).

•	approximately 220 stores located throughout our service area that primarily sell telecommunications products and services and have entered into exclusivity agreements with us.

Large Commercial Customers

We market our local fixed-line services, broadband services, post-paid mobile services, long-distance services, commercial data transmission services to large commercial customers. Our principal distribution channel in this marketing segment in 2010 was our own direct sales force.

Billing and Collection

Fixed-Line Telephone Services

We send each of our fixed-line customers a monthly bill covering all the services provided during the prior monthly period. Customers are grouped in billing cycles based on the date their bills are issued. Each bill separately itemizes local calls, long-distance calls, calls terminating on a mobile network, toll-free services and other services such as call waiting, voicemail and call forwarding. We have agreements with several banks for the receipt and processing of payments from our customers. A variety of businesses, such as lottery houses, drugstores and grocery stores, accept payments from our customers as agents for these banks.

We are required to include in our monthly bills charges incurred by our customers for long-distance services provided by other long-distance service providers upon the request of these providers. We have billing agreements with each long-distance telecommunication service provider that interconnects with our networks under which we bill our customers for any long-distance calls originated on our network that are carried by another long-distance service provider and transfer the balance to the relevant provider after deducting any access fees due for the use of our network. Payments are due within an average of 15 days after the billing date. We charge late-payment interest at a rate of 1% per month plus a one-time late charge of 2% of the amount outstanding. At December 31, 2010, 16.7% of all accounts receivable due from our fixed-line customers were outstanding for more than 30 days and 9.0% were outstanding for more than 90 days.

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

Mobile Telecommunication Services

We bill our mobile post-paid customers on a monthly basis and itemize charges in the same manner as we bill our fixed-line customers. See “—Fixed-Line Telephone Services.” In addition, the monthly bills also provide details regarding minutes used and roaming charges. Payments are due within an average of 15 days after the billing date. We charge late-payment interest at a rate of 1% per month plus a one-time late charge of 2% of the amount outstanding. At December 31, 2010, 9.2% of all accounts receivable due from our mobile customers were outstanding for more than 30 days and 5.7% were outstanding for more than 90 days.

ANATEL regulations permit us to partially suspend services to a mobile customer when the customer’s account is more than 15 days past due, restrict all incoming calls received and outgoing calls made by a mobile customer when the customer’s account is more than 45 days past due, and cancel services to a mobile customer when the customer’s account is more than 90 days past due, provided in each case that 15-days’ prior notice has been given to that customer prior to the imposition of each restriction. The cancellation process thus comprises several stages, including customer notification regarding the referral of their delinquency to credit bureaus, before services to the mobile customer may be ultimately cancelled due to non-payment. Notices range from text messages to active calls for negotiation with the customer. Our collection system enables us to access delinquent subscribers’ accounts according to their payment profile. This profile takes into consideration, among other things, the length of subscription, the outstanding balance of the account and the longest payment delays. We have also implemented an information tool to assist with account management that is designed to warn subscribers of high outstanding amounts due and unpaid.

Network and Facilities

Our network is comprised of a physical and logical infrastructure through which we provide fully-integrated services, whether fixed-line or mobile, voice, data or image, thereby optimizing available resources. We monitor our networks remotely from our centralized national network operations center in Rio de Janeiro. Network operating and configuration platforms, located at the network operations center, perform failure monitoring, database and configuration management, security management and performance analysis for each network.

Fixed-Line Network

Our fixed-line network includes (1) a network of access lines connecting customers to digital exchanges, DSLAM or next generation network, or NGN, Multi-service Access Nodes, or MSANs, (2) digital exchanges, NGN controllers, NGN trunk gateways and MSANs, (3) trunk lines connecting digital exchanges, and (4) long-distance transmission equipment. As of December 31, 2010, our access network served approximately 7.2 million fixed-line subscribers and approximately 1.9 million ADSL subscribers. As of December 31, 2010, we provided ADSL services in approximately 1,800 municipalities.

In 2010, we provided fixed-line services at 731 new localities, 561 of which were provided with group access (public telephone services) and 170 of which were provided with individual access (residential telephone service), and we visited approximately 1,600 localities to confirm data on our record of localities. As of December 31, 2010, we offered fixed-line services either with individual or group access in approximately 8,300 localities.

The following table sets forth selected information about our fixed-line network as of the dates and for the periods indicated.

	As of and For Year Ended December 31,
	2010	2009	2008
Installed access lines (in millions)	10.4	10.4	10.4
Access lines in service (in millions)	7.2	7.7	8.1
Public telephones in service (in thousands)	266.1	277.9	277.9
Broadband access lines in service (in millions)	1.9	1.9	1.8

Our fixed-line network is fully digitalized and we have been introducing NGN technology in selected areas. Our long-distance network consists of optical fiber cable networks supporting high capacity Dense Wavelength Division Multiplex systems that can operate with up to 80 channels at 10 and 40 Gbps and microwave links that we use to complement the optical network in Region II. We have a long-distance backbone, consisting of an optical fiber network that connects the state capitals in Region II and the Federal District. Most of the large urban areas in Region II are also connected by optical fiber cable networks. Our transmission infrastructure connects these digital switches to two international gateway switches; one in Curitiba and one in Brasília. Additionally, our network supports advanced services, including pre-paid and toll-free services, and permits local number portability.

Our long-distance backbone employs the most recent optical technologies available in the telecommunications industry. We employ automatic traffic protection to improve the reliability of our network and increase its traffic capacity. The network is fully supervised and operated by management systems that allow rapid response to customer service requests and reduce the recovery time in case of failures.

Satellite Network

We have deployed satellite-based services to comply with our public service obligations to the rural and remote areas of Brazil. These satellite services include internet access and access to corporate data applications. As of December 31, 2010, our satellite network covered approximately 390 localities in eight states and the Federal District and provided voice and data services to approximately 710,000 persons and approximately 110,000 terminals.

In 2000, we began the implementation of the land-based segment of a satellite network in order to extend transmission to remote areas in the states of Acre, Goiás, Mato Grosso, Mato Grosso do Sul, Paraná, Rondônia, Rio Grande do Sul, Santa Catarina and Tocantins.

The satellite network comprises satellite earth stations located in less-populated rural areas, as well as hub stations in the cities of Brasília, Curitiba, Porto Alegre, Florianópolis, Cuiabá, Porto Velho and Goiânia. This satellite network uses digital technology and began operating in August 2000. The fiber optic and satellite backbones are interconnected in Brasília and Curitiba (located in the Federal District and in the State of Paraná, respectively). The integration of the land-based segment of our satellite network allows us to service our subscribers in any location in Region II.

We lease one transponder from Hispamar with 62.3 Mhz of capacity in the Ku band on the Amazonas 1 satellite.

In 2005, we started to operate a satellite platform operating in the Ku band that is comprised of a satellite transport solution with Digital Video Broadcast — Return Channel Satellite, or DVB-RCS, technology.

Mobile Network

Our mobile networks operate on frequencies of 900 MHz/1800 MHz for GSM and 2100 MHz for UMTS. We offer mobile data applications based on GPRS/EDGE technology for our GSM network and on high speed packet access, or HSPA, technology for our UMTS network. We offer voice applications primarily using our GSM network, although our UMTS network is capable of transmitting voice signals. We are currently upgrading our mobile network to support greater data rates through the HSPA+ standard.

As of December 31, 2010, our 2G mobile network, consisting of 3,704 active radio base stations, covered 1,281 municipalities, or 93.8% of the urban population in Region II. We have GPRS coverage in 100% of the localities covered and EDGE coverage in all state capitals.

As of December 31, 2010, our 3G mobile network, consisting of 1,737 active radio base stations, covered 84 municipalities, or 47.0% of the urban population in Region II. We have 3G coverage in all state capitals.

Our mobile networks have unique data cores that are fully integrated with our fixed-line data networks. Our mobile networks are directly interconnected to the national and international long-distance networks of all long-distance service providers operating in Regions I, II and III and all mobile services providers in Regions I, II and III.

Data Transmission Network

Broadband Services

We use ADSL, ADSL2+ and VDSL2 as a broadband access technology using our existing fixed-line networks which are capable of speeds of up to 100 Mbps (download) and 1 Mbps (upload). We have implemented an address control and name resolution system for our IP networks with the objective of optimizing resources and improving the availability of internet access services.

We have deployed a Metro Ethernet network, which is a network that covers a metropolitan area to connect our subscribers to the internet, in several major metropolitan areas. We are currently expanding our Metro Ethernet network to other cities due to new customer demand. We have also deployed optical fiber networks based on gigabit passive optical network, or GPON, technology together with VDSL2 to provide fiber to the building and GPON providing fiber to the home. As a result of the implementation of this technology we are now able to provide broadband with speeds up to 100 Mbps.

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

Commercial Data Transmission Services

Our Asynchronous Transfer Mode, or ATM, network, with its fully-integrated management system, provides:

•	frame relay data services (a data transmission service using fast protocols based on direct use of transmission lines) from 64 Kbps up to 2 Mbps;

•	ATM data services supporting access rates from 2 Mbps to 622 Mbps; and

•	aggregation network services for ADSL2+ platforms.

These features allow our integrated ATM network to service each of the different types of data applications used by our customers. ATM is a technology that converts existing twisted-pair telephone lines into access paths for high-speed communications.

Our Metro Ethernet network is fully-integrated management system and also provides:

•	Ethernet data services from 4Mbps up to 500Mbps for point-to-point and multipoint dedicated access;

•	Ethernet access services from 4Mbps up to 500Mbps for IP access and Multiprotocol Label Switching/VPN access;

•	Aggregation network services for ADSL2+ and VDSL2 platforms; and

•	Aggregation network services for GPON platforms.

We have a fully integrated and managed network providing access for IP and ATM networks over legacy copper wire through which are able to provide:

•	symmetric and transparent access to Frame Relay services at speeds from 64 kbps to 1.5 Mbps;

•	symmetrical access with PPP (Point to Point) for the Internet connection services at speeds from 64 kbps to 1.5 Mbps; and

•	symmetrical access with PPP (Point to Point) to provide connection services for VPN over Multiprotocol Label Switching at speeds from 64 kbps to 1.5 Mbps.

Network Maintenance

Most of our maintenance, installation and network servicing are performed by third-party service providers. For example, we have contracts with some well-known providers such as A.R.M. Engenharia for the maintenance of our external plant and equipment, and Alcatel-Lucent and Nokia Siemens Networks for the maintenance of our internal plant and equipment. We also perform some of our ordinary course maintenance with our own team of maintenance technicians, which also coordinate the planning and execution of maintenance services performed by third parties.

In November 2009, Telemar and Brasil Telecom entered into a services agreement with Alcatel-Lucent to perform the same services in the States of Rio Grande do Sul, Santa Catarina, Paraná, Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins, Acre, Rondônia and the Federal District, as well as Pegasus data transmission network equipment in the States of Paraná, Santa Catarina, Rio Grande do Sul, Goiás and the Federal District. Brasil Telecom’s portion of the total estimated payments under this contract is R$1.2 billion during the five-year term of this contract.

In July 2010, Telemar and Brasil Telecom entered into a services agreement, which was effective as of March 1, 2010, with A.R.M. Engenharia for installation, operation, and corrective and preventive maintenance in connection with their external plant and associated equipment, public telephones, and fiber optic and data communication networks (including broadband access services) in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas, Sergipe, Bahia, Amazonas, Roraima, Pará, Amapá, Paraná, Santa Catarina and Rio Grande do Sul. Brasil Telecom’s portion of the total estimated payments under this contract is R$1.6 billion with BrT during the five-year term of this contract.

Telemar and Brasil Telecom have entered into negotiations regarding a services agreement with Telemont to perform the same services in the States of Minas Gerais, Espírito Santo, a portion of Rio de Janeiro, the Federal District, Mato Grosso, Mato Grosso do Sul, Tocantins, Acre, Rondônia and Goiás. Brasil Telecom’s portion of the total estimated payments under this contract is expected to be R$1.1 billion during the five-year term of this contract.

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

Local Fixed-Line Services

In the local fixed-line telecommunication services market, competition is focused on corporate customers. In addition, competition from other telecommunication services has been increasing, particularly from mobile telecommunication services, which has led to traffic migration from fixed-line traffic to mobile traffic and the substitution of mobile services in place of fixed-line services, encouraged by offers of aggressively-priced packages from some mobile telecommunication service providers. Finally, the decrease in interconnection rates has discouraged the construction of new fixed-line networks and has led to decreases in market prices for telecommunication services by enabling telecommunication service providers that use the local fixed-line networks of incumbent fixed-line providers to offer lower prices to their customers.

We are the leading provider of local fixed-line services in Region II with 7.2 million fixed lines in service as of December 31, 2010 and an estimated market share of 78.0% of the total fixed lines in service in this region as of December 31, 2010, based on information available from ANATEL. Our principal competitors in Region II for fixed-line services are (1) GVT (an affiliate of Vivendi S.A.), which had an estimated market share of 15.3% of the total fixed lines in service in this region as of December 31, 2010, based on information available from ANATEL, and (2) Embratel (an affiliate of Telecom Americas Group, which is a subsidiary of América Móvil S.A.B. de C.V., an affiliate of Telmex), which has an estimated market share of 6.7% of the total fixed lines in service in this region as of December 31, 2010, based on information available from ANATEL.

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

We expect to continue to face competition from mobile services providers, which represent the main source of competition in the local fixed-line service market. As of December 31, 2010, there were 51.8 million mobile subscribers (including our mobile customers) in Region II, a 15.9% increase over December 31, 2009, based on information available from ANATEL. The increase in the number of mobile users, in addition to reduced mobile services rates, is expected to continue to adversely affect the number of fixed-line subscribers and the volume of local fixed-line traffic. In addition, because mobile providers offer promotions and service plans that permit subscribers to make calls within the mobile provider’s network at rates that are less than those charged for calls from a fixed-line telephone to a mobile telephone, we believe that we may be vulnerable to traffic migration as customers with both fixed-line and mobile telephones use their mobile devices to make calls to other mobile subscribers.

We believe that major technological innovations, such as instant messaging services and VoIP, may impact local fixed-line traffic in the future. In Brazil, those services have been increasing in popularity, which could put further pressure on the local fixed-line telecommunications market.

Long-Distance Services

The long-distance services market is highly competitive. For the year ended December 31, 2010, based on information available from ANATEL, of the total number of long-distance minutes originated in Region II, we had a market share of 28.1%, ranking behind TIM with 47.1% and ahead of Embratel with 15.9%.

Our principal competitor for long-distance services is TIM, which in 2010 began aggressively promoting its long-distance services with significant discounts. Historically, our principal competitor for long-distance services has been Embratel.

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

In addition, the offering of plans by other mobile services providers that include free minutes for calls to other subscribers of those mobile services providers may adversely impact our revenues from mobile long-distance calls if our mobile customers migrate to our competitors to remain within the network of the people to whom they plan to place long-distance calls. However, as a result of the increased use of SIM card only strategies by other mobile service providers, there is a trend among Brazilian pre-paid customers to purchase SIM cards from multiple mobile service providers to maximize the number of calls that they can make which are covered by these promotional offers.

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

Mobile Services

The mobile telecommunication services market in Brazil is characterized by intense competition among providers of mobile telecommunication services. We compete primarily with the following mobile services providers, each of which provides services throughout Brazil:

•	Vivo, which is controlled by Telefónica S.A, and which markets its services under the brand name “Vivo”;

•	TIM, which is a subsidiary of Telecom Italia S.p.A. and markets its services under the brand name “TIM”;

•	Telecom Americas Group, which markets its services under the brand name “Claro.”

In December 2010, Nextel Brazil acquired licenses to provide 3G services throughout Brazil. Nextel has announced that if expects to launch commercial services on its 3G network in certain markets between December 2011 and June 2012. We expect that Nextel’s entrance in the market will increase competition for mobile services.

Competitive efforts in the Brazilian mobile telecommunication services market generally take the form of handset subsidies in the post-paid market and traffic subsidies in both the pre-paid and post-paid market. The aggressiveness of promotions is generally driven by the desire of the provider offering the promotion to increase market share; however, these promotions generally are for a short duration as the pricing terms offered are not sustainable over the long term.

As of December 31, 2010, based on information available from ANATEL, we had a market share of 15.1% of the total number of subscribers in Region II, ranking behind Vivo with 30.9%, Claro with 28.7% and TIM with 25.0%, and we captured 9.3% of all net additions of mobile subscribers in Region II (calculated based on the number of mobile subscribers at the end of a period less the number of mobile subscribers at the beginning of that period) during 2010.

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

Our principal competitors in the commercial data transmission services market are Embratel, GVT and Intelig. Because the commercial data transmission services market is significantly less regulated than the fixed-line, long-distance and mobile services markets and, therefore, presents fewer barriers to entry, this market is subject to competition from a large number of competitors, including fixed-line telecommunication service providers and specialized services companies competing in this high-growth market and focused on large- and medium-sized business customers. Along with growth in traffic volume and increasing demand for broadband capacity, we expect significant price reductions in data transmission services as competitors expand their networks. We also anticipate a shift in competition towards value-added services provided over IP platforms.

Concessions, Authorizations and Licenses

Under the General Telecommunications Law and ANATEL regulations, the right to provide telecommunication services is granted either through a concession under the public regime or an authorization under the private regime. For additional details regarding the rights and obligations of service providers operating under the public regime and the private regime, see “—Regulation of the Brazilian Telecommunications Industry— Concessions and Authorizations.” We operate under:

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

•

authorizations to provide local fixed-line services and domestic long-distance services in the areas in the States of Goiás, Mato Grosso do Sul and Paraná that are excluded from the concession area of Region II;

•	an authorization to provide international long-distance services originating anywhere in Region II; and

•	authorizations to provide Multimedia Communication Services (Serviço de Comunicação Multimídia) throughout Brazil.

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

•

requires us to comply with certain quality of service obligations set forth in these concession agreements as well as the quality of service obligations set forth in the General Plan on Quality Goals; and

•

requires payment of biannual fees equal to 2.0% of our net operating revenue that is derived from the provision of local fixed-line services (excluding taxes and social contributions) during the immediately preceding year.

For more information regarding the adjustment of our rates for fixed-line services, the General Plan on Universal Service and the General Plan on Quality Goals, see “—Regulation of the Brazilian Telecommunications Industry—Regulation of Fixed-Line Services.”

These concession agreements required us to render services in public telecommunications offices that serve as business centers for low-income populations. In April 2008, these concession agreements were amended to remove the obligation to construct new public telecommunications offices and replace this obligation with obligations to provide transmission lines connecting our fiber-optic internet backbones to municipalities in our concession areas in which we did not provide internet service, which we refer to as backhaul. Under these amendments, we are obligated to set up backhaul in 452 municipalities in Region II. The facilities that we construct to meet this obligation will be considered to be property that is part of our concessions and will therefore revert to the Brazilian government on January 1, 2026. Under the amendments, we were required to provide backhaul to 40% of these municipalities by December 12, 2008 and 80% of these municipalities by December 31, 2009. These amendments require that we provide backhaul to all of these municipalities by December 31, 2010.

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

On March 30, 2009, ANATEL published a public notice of the proposed modifications to these concession agreements. In this public notice, ANATEL proposed amendments to the General Plan on Universal Service. The public consultation period in connection with the March 30, 2009 public notice ended on June 22, 2009. ANATEL did not adopt the modifications proposed for public consultation.

On September 3, 2010, ANATEL published a public notice of further proposed amendments to the General Plan on Universal Service. The public consultation period in connection with the September 3, 2010 public notice ended on November 1, 2010. We do not expect ANATEL to adopt the modifications proposed for public consultation.

In November 2010, ANATEL announced the opening of the market for subscription television services. We expect that under pending amendments to our concession agreements the restrictions that currently prohibit us from offering subscription television services over our fixed-line networks will be removed, permitting us to offer IP TV. We expect that ANATEL will no longer limit the number of authorizations that it will grant to provide subscription television services and will permit us to provide subscription television services.

Based on our continuing discussions with ANATEL regarding proposed modifications to our concession agreements and proposed amendments to the General Plan on Universal Service, we believe that the effect of these amendments and modifications will:

•	increase our obligations to provide universal service in rural areas, including increased obligations to provide individual access to fixed-line voice services;

•

increase our obligations to provide service to economically disadvantages segments of the Brazilian population within our service areas, primarily through subsidized service rates for fixed-line voice services; and

•	reduce the density requirements applicable to our obligations to provide public telephones in urban areas within our service areas.

In the event that the General Plan on Universal Service is amended to require that we provide additional services, the Brazilian Telecommunications Law and our concession agreements require that the costs of implementation of these universalization obligations in excess of the revenues generated by these services must be reimbursed to us from public funds. Although we understand that ANATEL intends to permit us to fund the additional capital and operating expenditures required to meet these expanded service obligations through an offset mechanism against the concession fees that we are obligated to pay under our concession agreements and the application of the savings that we achieve as a result of the reduction of our capital and operating expenditures on public telephone services in urban areas within our service areas, our internal projections indicate that a significant portion of the additional capital and operating expenditures required by these proposals could not be met from these funding sources alone. We understand that ANATEL intends to permit us to fund these shortfalls in future periods through payments to us from the Universal Telecommunications Service Fund (Fundo de Universalização dos Serviços de Telecomunicações), which we refer to as the FUST, to which we are required to make contributions. As a result of our continuing discussions with ANATEL regarding the additional service obligations that we would be required to undertake and the methodology for the reimbursement of the additional capital expenditures that these proposals would require us to undertake, the finalization of the amendments to our concession agreements and the amendments to the General Plan on Universal Service have been delayed and, although we expect that these amendments will be finalized during the second quarter of 2011, we cannot predict with certainty when these amendments will be adopted and become effective.

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

•

requires us to comply with certain quality of service obligations set forth in these concession agreements as well as the quality of service obligations set forth in the General Plan on Quality Goals; and

•

requires payment of biannual fees equal to 2.0% of our net operating revenue that is derived from the provision of domestic long-distance services (excluding taxes and social contributions) during the immediately preceding year.

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

We are discussing modifications to these concession agreements with ANATEL. We expect that the final modifications to these concession agreements will not impose material obligations on our company and that they will become effective during the second quarter of 2011.

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

We hold three licenses to use radio frequency spectrum to provide 2G services in specific geographic regions of Region II. These licenses grant us permission to use the applicable radio spectrum for 15 years from the date of the authorization agreement under which they are granted and are renewable for additional 15-year terms. Upon renewal of any of these licenses and on every second anniversary of such renewal, we will be required to pay an amount equal to 2.0% of our prior year’s net operating revenue from personal mobile services. The initial terms of our radio frequency spectrum licenses expire in 2017.

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

In August 2007, ANATEL adopted a revision of the personal mobile services regulations that became effective in February 2008. These revised regulations imposed additional obligations on personal mobile services providers, in particular in connection with customers’ rights. For a discussion of these additional obligations, see “—Regulation of the Brazilian Telecommunications Industry—Regulation of Mobile Services— Additional Obligations.”

3G Radio Frequency Licenses

We hold three licenses to use radio frequency spectrum to provide 3G services in Region II. Each of these licenses grants us permission to use the applicable radio spectrum for 15 years from the date of grant and is renewable for additional 15-year terms. We will be required to pay an amount equal to 2.0% of our prior year’s net operating revenue from personal mobile services upon renewal of the license and on every second anniversary of the renewal. The initial terms of these licenses expire in 2023.

These radio frequency licenses include network scope obligations. Under these obligations, as of the date of this annual report, we are required to (1) service 168 municipalities in Region II that did not have mobile services at the time these licenses were granted with either 2G or 3G mobile telecommunication services, and (2) provide 3G service to all state capitals in Region II, the Federal District and all municipalities with a population in excess of 500,000 inhabitants. In addition, we are required to provide the following services in Region II:

•	3G service to all of municipalities covered by these licenses with a population in excess of 200,000 by the fourth anniversary of the date of these licenses;

•	3G service to all of the municipalities covered by these licenses with a population in excess of 100,000 by the fifth anniversary of the date of these licenses;

•	3G service to 50% of all of the municipalities with a population between 30,000 and 100,000 by the fifth anniversary of the date of these licenses;

•

3G service to 60% of the municipalities, including 242 specified municipalities, covered by these licenses with a population in excess of 30,000 by the eighth anniversary of the date of these licenses.

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

Multimedia Communication Services Authorization Agreement

We have a Multimedia Communication Services authorization, which superseded our prior Telecommunications Network Transportation Services (Serviço de Rede de Transporte de Telecomunicações ) authorization, permitting us to provide high speed data service in Region II.

The Multimedia Communication Services authorization became effective in May 2003 and covers the same geographical area as our concession agreements. In April 2008, in connection with the amendments to our fixed-line services concessions, we agreed to provide internet service free of charge until December 31, 2025 to all urban schools in Region II. Under this agreement, we were required to provide internet services to 40% of these schools by December 12, 2008, 80% of these schools by December 31, 2009, and all of these schools by December 31, 2010.

Capital Expenditures

Our capital expenditures on property, plant and equipment and intangible assets were R$889 million in 2010 and R$1,090 million in 2009. The following table sets forth our capital expenditures on plant expansion and modernization for the periods indicated.

	Year Ended December 31,
	2010		2009
	(in millions of reais)
Mobile network and systems	R$	150	R$	444
Data transmission equipment		146		170
Voice transmission		260		174
Telecommunication services infrastructure		43		15
Information technology services		55		63
Backbone transmission		21		66
Network management system equipment		45		3
Buildings, improvements and furniture		3		9
Submarine cables		52		69
Internet services equipment		33		17
Other		81		60

Total capital expenditures		889		1,090
(Unpaid) amount and cash outflow to settle previously recorded liabilities		(134)		307

Total capital expenditures according to the cash flow statement	R$	755	R$	1,397

Number Portability

We implemented the systems necessary for us to comply with ANATEL’s number portability requirements. This project was commenced in September 2008 and was completed in March 2009. The total cost of this was R$163 million.

Upgrade of Our Core Mobile Network

In February 2010, we completed a project to upgrade our core mobile network, with the primary goal of fully integrating our mobile network into the mobile network of Telemar. We engaged Nokia Siemens Networks to replace our existing core mobile network, which relied on technology from Ericsson, with a new core mobile network that uses the same Nokia Siemens Networks technology employed in Telemar’s existing core mobile network to facilitate the integration of our networks. The total cost of this project was R$131 million.

Enhancement of Our Mobile Network

We have undertaken a project to upgrade a portion of our mobile networks to enable us to increase the capacity of our mobile network by approximately 10 million subscribers. We plan to support the growth of our subscriber base by constructing 205 new radio base stations and expanding the capacity at many of our existing radio base stations. In addition, we have undertaken a project to replace approximately 2,265 of our radio base stations, all of which previously employed Alcatel-Lucent technology, with Huawei base stations. We expect to complete the replacement of these radio base stations by December 2012. Our total investment in these projects was R$498 million in 2009 and R$151 million in 2010.

2011 Capital Expenditure Budget

Our 2011 capital expenditure budget totals approximately R$1.7 billion. We plan to finance such expenditures through operating cash flows and long-term financings. From this total, we have budgeted 18% of our 2011 capital expenditure budget to the mobile telephone services business, and 74% to the fixed-line business, which includes the capital expenditures that will be necessary in order for us to meet our regulatory targets.

Research and Development

We conduct independent innovation, research and development in areas of telecommunication services but historically we have not independently developed new telecommunications technologies. We depend primarily on suppliers of telecommunications equipment for the development of new technology.

As a condition to ANATEL’s approval of Telemar’s acquisition of control of our company, Telemar agreed to make annual investments in innovation, research and development through 2018 in amounts equal to at least 50% of the amounts of its contributions to the Telecommunications Technology Development Fund (Fundo para o Desenvolvimento Tecnológico das Telecomunicações), or the FUNTTEL. To fulfill this obligation, as well as to centralize our innovation, research and development activities and programs, in 2009, Telemar created a division to manage innovation, research and development with the mission of coordinating and promoting efforts and projects the it develops.

As part of the integration of our company’s operations with Telemar’s, our technology laboratory was integrated with Telemar’s. Our technology laboratory performs a variety of functions, such as operation support systems, business support systems and information security. We conduct trials of technologies from different vendors in this laboratory to evaluate these technologies for deployment.

Our investments on innovation, research and development totaled R$0.4 million in 2009 and R$2 million in 2010.

Property, Plant and Equipment

Our principal properties, owned and leased, are located in Region II. At December 31, 2010, the net book value of our property, plant and equipment was R$5,317 million. Our main equipment consists of transmission equipment, trunking and switching stations (including local, tandem and transit telephone exchanges), metallic and fiber-optic cable networks and lines, underground ducts, posts and towers, data communication equipment, network systems and infrastructure (including alternating and direct current supply equipment) and motor-generator groups.

As of December 31, 2010, buildings represented 7.9% of the net book value of our property, plant and equipment infrastructure, primarily underground ducts, post and towers, cables and lines represented 19.4%; plant and equipment related to switching stations represented 6.2%; transmission equipment represented 46.4%; construction in progress represented 13.9%; and other fixed assets represented 6.2%.

All property, plant and equipment that are essential in providing the services described in our concession agreements are considered “reversible assets,” which means that, should our concession agreements expire or terminate without being renewed, these assets will automatically revert to ANATEL. There are no other encumbrances that may affect the utilization of our property, plant and equipment. For more details, see note 18 to our consolidated financial statements.

Intellectual Property

We believe the trademarks that identify us and our businesses are important for us, and as a result, we have taken steps to protect them. At December 31, 2010, we had 171 trademarks registered with the National Institute of Industrial Property (Instituto Nacional de Propriedade Industrial), or INPI, and 273 pending trademark applications. Among the various trademarks we have registered with the INPI, 2 are being contested by third parties. In addition, of the 273 pending trademark applications, 6 have been challenged by third parties.

As of December 31, 2010, we had 837 domain names registered with the Center of Information and Coordination of Dot Br –NIC. Br, an agency responsible for registering domain names in Brazil. The information included on our websites or that might be accessed through our websites is not included in this annual report and is not incorporated into this annual report by reference.

As of December 31, 2010, we the INPI had granted one patent to our company. We had also filed eight patent applications, which are pending with the INPI. Requests for technical examination have been submitted to the INPI for all of these pending patent applications. Once examination is concluded, a decision accepting or rejecting the application will be issued. If granted, the patent will have a term of 20 years from the date of filing and no less than ten years from the date the application is granted.

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

Regulation of the Brazilian Telecommunications Industry

Overview

Our business, including the nature of the services we provide and the rates we charge, is subject to comprehensive regulation under the General Telecommunications Law and a comprehensive regulatory framework for the provision of telecommunication services promulgated by ANATEL. We provide fixed-line, domestic and international long-distance and mobile telecommunication services under concessions, authorizations and licenses that were granted by ANATEL and allow us to provide specified services in designated geographic areas, as well as set forth certain obligations with which we must comply. See “— Concessions, Authorizations and Licenses.”

ANATEL is a regulatory agency that was established in July 1997 pursuant to the General Telecommunications Law and the Regulamento da Agência Nacional de Telecomunicações. ANATEL oversees our activities and enforces the General Telecommunications Law and the regulations promulgated thereunder. ANATEL is administratively independent and is financially autonomous. ANATEL is required to report on its activities to the Brazilian Ministry of Communications. ANATEL has authority to propose and to issue regulations that are legally binding on telecommunication service providers. ANATEL also has the authority to grant concessions and licenses for all telecommunication services, other than broadcasting services. Any regulation or action proposed by ANATEL is subject to a period of public comment, which may include public hearings, and ANATEL’s decisions may be challenged administratively before the agency itself or through the Brazilian judicial system.

Concessions and Authorizations

Under the General Telecommunications Law and ANATEL regulations, the right to provide telecommunication services is granted either through a concession under the public regime (as discussed below) or an authorization under the private regime (as discussed below). A concession is granted for a fixed period of time following a public auction, and is generally renewable only once. An authorization is granted for an indeterminate period of time and public auctions are held for some authorizations. These concessions and authorizations allow service providers to provide specific services in designated geographic areas, set forth certain obligations with which the service providers must comply and require equal treatment of customers by the service providers.

The four principal providers of fixed-line telecommunication services in Brazil, Telemar, Brasil Telecom, Telesp and Embratel, provide these services under the public regime. In addition, CTBC and Sercomtel, which are secondary local fixed-line telecommunication service providers, operate under the public regime. All of the other providers of fixed-line telecommunication services and all providers of personal mobile services and data transmission services in Brazil operate under the private regime.

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

Regulation of Fixed-Line Services

General Policies for the Regulation of the Fixed-Line Telecommunications Sector

In June 2003, Brazil’s president issued Decree No. 4,733, outlining a number of new rules and guidelines which were intended to consolidate several changes in the regulation of Brazil’s fixed-line telecommunications sector. This decree sets forth general declarations of policy regarding, among other things:

•	universal access to telecommunication services;

•	stimulation of employment and development of the Brazilian telecommunications sector;

•	promotion of competition and adoption of rate readjustment policies that take into account Brazilian socioeconomic considerations; and

•	the financial equilibrium of existing concession agreements.

This decree also defined certain changes that are reflected in the concession agreements entered into by providers of public regime services that became effective on January 1, 2006.

A number of bills affecting telecommunications policy have been submitted to the Brazilian Congress with an aim to make telecommunication services more accessible to Brazil’s low-income population. These bills have proposed to (1) eliminate the monthly subscription fee (assinatura mensal) that compensates telecommunication companies for extending and maintaining fixed-line telecommunication services for their customers, and (2) impose inexpensive fixed-line telephone plans (telefone social) that telecommunications companies would be required to provide to certain eligible low-income residential customers. If approved, we expect that these types of proposals will adversely affect the overall margin of telecommunications providers, including us. For a discussion of the legal and regulatory risks associated with our business, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Company and the Brazilian Telecommunications Industry—Our industry is highly regulated. Changes in laws and regulations may adversely impact our business.”

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

Public Regime Concessions

Each of the public regime service providers operated under a concession agreement that expired at the end of 2005. Each of these providers entered into new concession agreements in December 2005 that extended its concessions for an additional 20-year period expiring in December 2025. Under these new concession agreements, each of the public regime service providers is required to comply with the provisions of (1) the General Plan on Universal Service that was adopted by ANATEL in June 2003, (2) the General Plan on Quality Goals that was adopted by ANATEL in June 2003, and (3) the General Plan on Competition Targets, which, as of the date of this annual report, has not yet been adopted by ANATEL. ANATEL is expected to begin public consultations regarding a proposed General Plan on Competition Targets in the second quarter of 2011. We expect that ANATEL’s proposal regarding the General Plan on Competition Targets will address a variety of matters including criteria for the evaluation of telecommunications providers to determine which providers have significant market power, regulations applicable to the wholesale markets for trunk lines, backhaul, access to internet backbone and interconnection services, and regulations related to partial unbundling and/or full unbundling of the local fixed-line networks of the public regime service providers.

The concession agreements provide that ANATEL may modify their terms in 2010, 2015 and 2020 and may revoke them prior to expiration under the circumstances described below under “—Termination of a Concession.” The modification right permits ANATEL to impose new terms and conditions in response to changes in technology, competition in the marketplace and domestic and international economic conditions. ANATEL is obligated to engage in public consultation in connection with each of these potential modifications. As described under “—Concessions, Authorizations and Licenses—Fixed-Line Services Concession Agreements,” the amendments of our concession agreement that were expected to become effective at the end of 2010 have been delayed.

Rate Regulation

Public regime service providers must offer a basic service plan comprised of the following basic services: (1) installation; (2) monthly subscription; and (3) switched local minutes. Modifications of the rates charged for these basic services are determined by reference to a local rate basket that represents the weighted average of the rates for monthly subscriptions and switched local minutes. Rates for long-distance services originated and terminated on fixed lines vary in accordance with three basic criteria: (1) physical distance separating callers; (2) time of the day; and (3) day of the week on which the call is placed. Modifications of the rates charged for these long-distance services are determined by reference to a long-distance rate basket that represents the weighted average of the rates for long-distance calls. The rates for the provision of services through payphones and installation rates are treated separately. The rates for international long-distance services provided by Embratel, the incumbent international long-distance concessionaire, are regulated by ANATEL. However, the rates for international long-distance services charged by other long-distance service providers, all of whom provide these services under authorizations rather than concessions, are not subject to ANATEL regulation.

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

Under the concession agreements entered into in 2005, a new calculation method for Factor X was adopted. In 2006 and 2007, Factor X, which was discounted from the IST, was equal to 50% of the increase in a public regime provider’s productivity. Beginning in 2008, ANATEL has calculated the sector’s weighted average productivity rate. As of the date of this annual report, Factor X is equal to (1) 50% of the increase in the weighted average productivity rate of public regime providers, plus (2) a factor calculated by ANATEL that is designed to reflect cost optimization targets for the telecommunications industry as a whole. If the weighted average productivity rate is negative, ANATEL will not allow an annual adjustment in excess of the IST.

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

Prior to January 2006, calls were measured and charged in terms of pulses, consisting of a single charge per call and an additional charge for each four-minute interval of usage. The concession agreements entered into in 2005 established a per-minute billing system for local fixed-line telecommunication services to meet ANATEL’s objective to establish a more objective and transparent billing criteria for customers.

ANATEL is analyzing the adoption of a new Factor X regulation under which a new model of rate adjustments that is based on projected improvements in service costs may be adopted in 2011. If ANATEL were to pursue the adoption of this new model, we expect that public consultations regarding the new Factor X regulation would begin in 2011.

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

Unbundling of Local Fixed-Line Networks

On May 2004, ANATEL issued an order establishing rules for partial unbundling of the local fixed-line networks of the public regime service providers, which we refer to as “line sharing,” and requiring the eventual full unbundling of local fixed-line networks, which will entail these providers making their entire networks available to other telecommunication service providers. This order (1) establishes a time by which service providers must comply with the order to provide such access, (2) limits the rates service providers can charge for line sharing, and (3) addresses related matters such as co-location space requirements. Co-location means that a service provider requesting unbundling may place its switching equipment in or near the local exchange of the service provider whose network the requesting service provider wishes to use and may connect to the network at this local exchange.

This regulation was designed to increase competition in the local fixed-line and broadband internet access markets by making it easier for new telecommunication service providers operating under either the public or private regime to enter these markets and for existing service providers to provide new services or enter new regions.

As of the date of this annual report, ANATEL has not yet adopted final unbundling rules or rates for full unbundling, although we expect that the rates that we would receive from other telecommunication services providers accessing our fixed-line networks will be lower than the rates we currently charge our customers for providing fixed-line and broadband internet services. As of the date of this annual report, no unbundled lines had been used by competitors in our region.

ANATEL is expected to begin public consultations regarding a proposed General Plan on Competition Targets in the second quarter of 2011. We expect that ANATEL’s proposal regarding the General Plan on Competition Targets will address a variety of matters including criteria for the evaluation of telecommunications providers to determine which providers have significant market power, regulations applicable to the wholesale markets for trunk lines, backhaul, access to internet backbone and interconnection services, and regulations related to partial unbundling and/or full unbundling of the local fixed-line networks of the public regime service providers.

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

In November 2010, ANATEL announced the opening of the market for subscription television services. The pending amendments to our concession agreements are expected to remove the restrictions that currently prohibit us from offering subscription television services over our networks, permitting us to offer IP TV. Under the new regulations, ANATEL will no longer limit the number of authorizations that it will grant to provide subscription television services and will permit companies that control public regime providers to also provide subscription television services.

Termination of a Concession

ANATEL may terminate the concession of any public regime telecommunication service provider upon the occurrence of any of the following:

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

Our failure to meet the quality of service obligations established by the General Plan on Quality Goals or in our concession agreements may result in fines and penalties of up to R$40 million.

Regulation of Mobile Services

In September 2000, ANATEL adopted regulations that established operating rules for providers under the personal mobile service (Serviço Móvel Pessoal) regime. The regulations permitted ANATEL to grant authorizations to provide mobile telecommunication services under the personal mobile service regime. For purposes of the personal mobile service regulations, Brazil is divided into three service regions covering the same geographic areas as the concessions for fixed-line telecommunication services.

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

Auction of 3G Spectrum

In preparation for auctions of spectrum in Bands F, G, I and J (2.1 GHz), the use of which allows personal mobile services providers to offer 3G services to their customers, ANATEL issued regulations that divide the Brazilian territory into nine regions for purposes of operations using these frequency bands. In December 2007, ANATEL auctioned radio frequency licenses to operate on each of these frequency bands in each of the nine regions and the related licenses to use these frequency bands. In this auction, we acquired the radio frequency licenses necessary to offer 3G services in two of the nine regions delineated by ANATEL for 3G services (corresponding to Region II under the personal mobile services regime).

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

Obligations of Personal Mobile Services Providers

As a telecommunication service provider, we are subject to requirements concerning network expansion and quality of service, as established in applicable regulations and in our personal mobile services authorizations. If we fail to meet these obligations, we may be fined, subject to a maximum penalty of R$50 million, until we are in full compliance with our obligations. While it is possible for an authorization to be revoked for non-compliance with these obligations, there are no precedents for such a revocation.

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

Quality of Service Obligations

Our personal mobile services authorizations impose obligations on us to meet quality of service standards relating to our network’s ability to make and receive calls, call failure rates, capacity to handle peak periods, failed interconnection of calls and customer complaints. ANATEL defines these quality of service standards, and we must report information in connection with such standards to ANATEL.

Additional Obligations

In August 2007, ANATEL adopted revisions to the personal mobile services regulations that became effective in February 2008. These revised regulations imposed additional obligations on personal mobile services providers, particularly in connection with customers’ rights. These obligations require personal mobile services providers to:

•	establish at least one customer service center in each registration area served that has more than 100,000 inhabitants;

•	upgrade customer service centers to improve access by people with hearing disabilities;

•	increase the term applicable to pre-paid cards from 90 days to 180 days or more;

•	deliver to pre-paid customers a detailed report of service use upon request;

•	reimburse unused pre-paid credits;

•	limit the duration of contracts with pre-paid customers to 12 months;

•	permit customers to change service plans without penalties; and

•	unblock mobile handsets, allowing a customer who purchased a mobile handset from any personal mobile services provider to use it on the network of another personal mobile services provider.

Interconnection Regulations

Under the General Telecommunications Law, all telecommunication service providers are required, if technically feasible, to make their networks available for interconnection on a non-discriminatory basis whenever a request is made by another telecommunication service provider. Interconnection permits a call originated on the network of a requesting fixed-line or personal mobile services provider’s network to be terminated on the fixed-line or personal mobile services network of the other provider. ANATEL initially adopted General Rules on Interconnection (Regulamento Geral de Interconexão) in 1998, which were amended and restated in July 2005.

Interconnection Regulations Applicable to Fixed-Line Providers

Interconnection fees are charged at a flat rate per minute of use of a fixed-line provider’s network. Interconnection rates charged by a fixed-line provider to terminate a call on its local network (the TU-RL rate) or intercity network (the TU-RIU rate) are subject to a price cap established by ANATEL. The price cap for interconnection rates varies from service provider to service provider based on the underlying cost characteristics of such service provider’s network and whether such service provider has significant market power.

Fixed-line service providers must offer the same TU-RL and TU-RIU rates to all requesting providers on a nondiscriminatory basis. The price caps on interconnection rates are adjusted annually by ANATEL at the same time that rates for local and long-distance rates are adjusted.

Fixed-line service providers are only required to pay interconnection fees to another fixed-line service provider for traffic in the same local area in the event that the ratio of the outbound traffic generated by that provider (measured in minutes) to the inbound traffic terminated by that provider (measured in minutes) exceeds 55% or was less than 45%. This system is designated the “bill-and-keep” system.

In 2006, the TU-RL rates that fixed-line service providers could charge each other to terminate a call on their respective networks were reduced to 50% of the rate included in their Basic Plan per Minute for a local fixed-line call. In 2007, the TU-RL rates of the fixed-line service providers were reduced to 40% of the rate included in their Basic Plan per Minute for a local fixed-line call. ANATEL announced that beginning in 2008, the method used to determine the TU-RL rates would be based on a cost methodology, known as long-run incremental costs. However, in October 2007, ANATEL published an official letter delaying this change until the end of 2010. In September 2010, ANATEL commenced the bidding process to engage an international consultant to assist with the development of the long-run incremental cost methodology. However, ANATEL has not established a definitive timetable for the completion of the project. Therefore, we cannot predict when this new methodology will be proposed.

In 2006, the TU-RIU rates that fixed-line service providers could charge each other to use a portion of their long-distance networks to complete long-distance calls were reduced to 30% of the applicable domestic fixed line-to-fixed line long-distance rates for calls of more than 300 km.

Interconnection Regulations Applicable to Personal Mobile Services Providers

Interconnection fees are charged at a flat rate per minute of use of a personal mobile services provider’s network. The terms and conditions of interconnection agreements of all personal mobile services providers, including the rates charged by the operator of the network to terminate a call on its mobile network (the VU-M rate), commercial conditions and technical issues, are freely negotiated between mobile and fixed-line telecommunication service providers, subject to compliance with regulations established by ANATEL relating to traffic capacity and interconnection infrastructure that must be made available to requesting providers, among other things.

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

ANATEL has proposed new regulations under which the VC-1, VC-2 and VC-3 rates would be reduced from current levels, after giving effect to an inflation adjustment based on the IST, by 10% in 2012 and 10% in 2013. These proposed regulations also provide procedures for determining the reference value for VU-M rates in the event that providers cannot agree upon the VU-M applicable in their interconnection agreements. These regulations were submitted for public consultation in October 2010 and the public consultation period ended on November 12, 2010. ANATEL continues to analyze these proposed regulations. We expect these new regulations, as they may be modified as a result of ANATEL’s further analysis, to be adopted in the second quarter of 2011.

Transition from “Bill-and-Keep” System to “Full Billing” System

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

Regulation of Interconnection Rates Charged by Providers with Significant Market Power

In 2005, ANATEL issued regulations defining a series of cost-based methods, including the fully allocated cost methodology, for determining interconnection fees charged by telecommunication service providers belonging to economic groups with significant market power based on their fixed-line or personal mobile services interconnection networks. All incumbent fixed-line service providers and all personal mobile services providers are deemed by ANATEL to belong to economic groups with significant market power in their respective service areas until ANATEL finalizes its evaluation of each provider under published criteria to determine significant market power.

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

ANATEL is expected to begin public consultations regarding a proposed General Plan on Competition Targets in the second quarter of 2011. We expect that ANATEL’s proposal regarding the General Plan on Competition Targets will address a variety of matters including criteria for the evaluation of telecommunications providers to determine which providers have significant market power, regulations applicable to the wholesale markets for trunk lines, backhaul, access to internet backbone and interconnection services, and regulations related to partial unbundling and/or full unbundling of the local fixed-line networks of the public regime service providers.

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

Regulation of Data Transmission and Internet Services

Under Brazilian regulation, ISPs are deemed to be suppliers of value-added services and not telecommunication service providers. Value-added services are considered an activity that adds features to a telecommunication service supported by such value-added services. Telecommunication service providers are permitted to render value-added services through their own networks. In addition, ANATEL regulations require all telecommunication service providers and cable television operators to grant network access to any party interested in providing value-added services, including internet access, on a non-discriminatory basis, unless not technically feasible.

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

ANATEL is expected to begin public consultations regarding a proposed General Plan on Competition Targets in the second quarter of 2011. We expect that ANATEL’s proposal regarding the General Plan on Competition Targets will address a variety of matters including criteria for the evaluation of telecommunications providers to determine which providers have significant market power, regulations applicable to the wholesale markets for trunk lines, backhaul, access to internet backbone and interconnection services, and regulations related to partial unbundling and/or full unbundling of the local fixed-line networks of the public regime service providers.

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

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements as of and for the years ended December 31, 2010 and 2009, which are included in this annual report, as well as with the information presented under the sections entitled “Presentation of Financial and Other Information” and “Item 3. Key Information—Selected Financial Information.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 3. Key Information—Risk Factors.”

The following discussion and analysis of our financial condition and results of operations presents the following:

•	a brief overview of our company and the principal factors that influence our results of operations, financial condition and liquidity;

•	a review of our financial presentation and accounting policies, including our critical accounting policies;

•	a discussion of the principal factors that influence our results of operations;

•	a discussion of our results of operations for the years ended December 31, 2010 and 2009;

•

a discussion of our liquidity and capital resources, including our working capital at December 31, 2010, our cash flows for the years ended December 31, 2010 and 2009, and our material short-term and long-term indebtedness at December 31, 2010; and

•	a discussion of our contractual commitments.

Overview

We are the largest telecommunications service provider in Region II in Brazil, based on our aggregate number of fixed-lines in service and mobile subscribers as of December 31, 2010 and information available from ANATEL. We offer a range of integrated telecommunication services that includes fixed-line and mobile telecommunications services, data transmission services (including broadband access services), ISP services and other services, for residential customers, small, medium and large companies, and governmental agencies. We operate under the brand name “Oi.” In 2010, we recorded net operating revenue of R$10,263 million and net income of R$1,971 million.

Our results of operations for the years ended December 31, 2010 and 2009 have been influenced, and our future results of operations will continue to be influenced, by a variety of factors, including:

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

•

the rate of growth of Brazilian GDP, which grew by an estimated 7.5% in 2010 following a contraction of 0.2% in 2009, which we believe affects demand for our services and, consequently, our net operating revenue;

•

the number of our fixed lines in service, which declined to 7.2 million at December 31, 2010 from 7.7 million at December 31, 2009, and the percentage of our fixed-line customers that subscribe to our alternative plans which increased to 94.3% at December 31, 2010 from 82.9% at December 31, 2009;

•

the number of our mobile customers, which increased by 8.6% to 7.8 million at December 31, 2010, including approximately 175,200 3G customers, from 7.2 million at December 31, 2009, including approximately 139,000 million 3G customers;

•	the number of our fixed-line customers that subscribe to our broadband services, which remained stable at 1.9 million at December 31, 2010 and December 31, 2009;

•

the increased competition in the Brazilian market for telecommunications services, which affects the amount of the discounts that we offer on our service rates and the quantity of services that we offer at promotional rates, and resulted in a 25.4% increase in the amount that we recorded as discounts and returns against our gross operating revenue to R$3,710 million in 2010 from R$2,958 million in 2009;

•

the commencement of our offering of 3G services in Region II in April 2008, which we anticipate will result in a significant increase in our net operating revenue, and has resulted in an increase our depreciation expenses relating to our investment in the network and other equipment required to offer these services;

•

inflation rates in Brazil, which were 5.65% in 2010 and 2.06% in 2009, as measured by the IST, and the resulting adjustments to our regulated rates, as well as the effects of inflation on our real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation;

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

•

changes in the real/U.S. dollar exchange rate, including the 4.3% appreciation of the real against the U.S. dollar in 2010 and the 22.5% appreciation of the real against the U.S. dollar in 2009, which has affected the cost in reais of a substantial portion of the network equipment that we purchase for our capital expenditure projects, the prices of which are denominated in U.S. dollars or are U.S. dollar-linked; and

•

the level of our outstanding indebtedness, fluctuations in benchmark interest rates in Brazil, principally the CDI rate and the TJLP rate, which affects our interest expenses on our real-denominated floating rate debt.

Our financial condition and liquidity is influenced by a variety of factors, including:

•	our ability to generate cash flows from our operations;

•	prevailing Brazilian and international interest rates, which affect our debt service requirements;

•

our ability to borrow funds from Brazilian and international financial institutions and to sell our debt securities in the Brazilian securities markets, which is influenced by a number of factors discussed below;

•

our capital expenditure requirements, primarily consisting of (1) investments in infrastructure to expand our mobile telecommunications services, including the expansion of our 3G networks, and (2) investments in fixed-line telecommunications network equipment, primarily to enhance the technical capabilities of our network in order to enable us to provide value-added services, such as broadband and IP TV services, and to comply with our universal service obligations; and

•

the requirement under Brazilian corporate law and our by-laws that we pay dividends on an annual basis in an amount equal to at least 25% of our adjusted net income, unless our board of directors deems it inconsistent with our financial position.

Financial Presentation and Accounting Policies

Presentation of Financial Statements

We have prepared our consolidated financial statements as of and for the years ended December 31, 2010 and 2009 in accordance with IFRS as issued by the IASB. These consolidated annual financial statements are our first annual consolidated financial statements to be prepared in accordance with IFRS. IFRS 1, “First-time Adoption of International Reporting Standards,” has been applied in preparing these consolidated financial statements, considering that our previous primary GAAP was Brazilian GAAP and that we have considered January 1, 2009 as the date of transition to IFRS. Therefore, we are presenting information related to the years ended December 31, 2010 and 2009.

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

Under IFRS, we accounted for the merger of Brasil Telecom Holding into our company by recording the tax benefit of the controlling interest on assets acquired in connection with the Brasil Telecom Acquisition as a capital contribution based on the amount of tax benefit realizable on the date of the merger of Brasil Telecom Holding into our company in accordance with IFRS and specific CVM requirements.

Business Segments and Presentation of Segment Financial Data

We have implemented an organizational structure that we believe reflects our business activities and corresponds to the principal services that we provide. We report our results in three segments to reflect this organizational structure:

•

Fixed-Line and Data Transmission Services—This segment includes our local fixed-line services (including public telephones), our long-distance services, our fixed-line data transmission services and interconnections to our fixed-line network.

•	Mobile Services—This segment includes our mobile services, including voice, mobile data communications and other value added services, and interconnections to our mobile network.

•	Other Services—This segment includes the operations of our internet portal, ISP services and call center.

We evaluate and manage business segment performance based on information prepared in accordance with IFRS, and, accordingly, the segment data included in this annual report is presented under IFRS. We have included a reconciliation of the operating results of our segments to our consolidated results under “—Results of Operations” below.

Critical Accounting Policies and Estimates

Our critical accounting policies and estimates described in note 2(c) to our consolidated financial statements. In preparing our consolidated financial statements, we relied on estimates and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Critical accounting policies are those that are important to the portrayal of our consolidated financial position and results of operations and require management’s subjective and complex judgments, estimates and assumptions. The application of these critical accounting policies often requires judgments made by management regarding the effects of matters that are inherently uncertain with respect to our results of operations and the carrying value of our assets and liabilities. Our results of operations and financial position may differ from those set forth in our consolidated financial statements, if our actual experience differs from management’s assumptions and estimates. In order to provide an understanding of our critical accounting policies, including some of the variables and assumptions underlying the estimates, and the sensitivity of those assumptions and estimates to different parameters and conditions, we set forth below a discussion of our critical accounting policies relating to:

•	revenue recognition and trade receivables;

•	provision for doubtful accounts;

•	depreciation of property, plant and equipment;

•	impairment of long-lived assets;

•	provisions;

•	derivative instruments;

•	deferred income taxes and social contribution;

•	employee benefits; and

•	amortization of intangible assets.

Revenue Recognition and Trade Receivables

Our revenue recognition policy is significant because our revenue is a material component of our results of operations. Management’s determination of price, collectability and the rights to receive certain revenues for the use of our network are based on judgments regarding the nature of the fee charged for services rendered, the price for certain services delivered and the collectability of those revenues. Should changes in conditions cause management to conclude that these criteria are not met for certain transactions, the amount of accounts receivable could be adversely affected. In addition, for certain categories of revenue we rely upon revenue recognition measurement guidelines set by ANATEL.

Revenues are generally recognized on an accrual basis. Revenues from local fixed-line, long-distance and post-paid mobile calls and data transmission services are recognized when services are provided. Services provided and not billed at the end of each month are estimated and recorded on an accrual basis. Late-payment interest is recognized upon the issuance of the first bill following the payment of the overdue bill.

Revenues from pre-paid mobile cards are recognized based on the use of the respective credits. Revenue from the sale of public telephone cards is recognized when the credits are effectively consumed by customers. Revenues related to the sale of mobile handsets and accessories are accounted for when the goods are delivered and accepted by the customer.

Revenues from the usage of our network by other telecommunications service providers are recorded based on a formal document of declared traffic and services rendered, the Traffic Exchange Declaration (Documento de Declaração de Tráfego e Prestação de Serviço), or DETRAF, issued by an independent, outsourced clearinghouse.

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

Provision for Doubtful Accounts

Our allowance for doubtful accounts is established in order to recognize probable losses on accounts receivable and takes into account limitations we impose to restrict the provision of services to customers with past-due accounts and actions we take to collect delinquent accounts. We include government entities, corporate customers and other telecommunications service providers in the basis for our calculation of the allowance for doubtful accounts. For additional information regarding our allowance for doubtful accounts, see note 2(b) to our consolidated financial statements.

We have entered into agreements with certain customers to collect past-due accounts receivable, including agreements allowing customers to settle their delinquent accounts in installments. The amounts that we actually fail to collect in respect of these accounts may differ from the amount of the allowance established, and additional allowances may be required.

Following Telemar’s acquisition of control of our company on January 8, 2009, we have adopted the same accounting estimate method with respect to our allowance for doubtful accounts as that adopted by Telemar. As a result of this change in accounting estimate method, we recorded a change in accounting estimate in the amount of R$38 million, net of income taxes, during the year ending December 31, 2009.

Depreciation of Property, Plant and Equipment

We depreciate property, plant and equipment using the straight-line method at rates we judge compatible with the useful lives of the underlying assets. The depreciation rates of our most significant assets are described in note 18 to our consolidated financial statements. The useful lives of assets in certain categories may vary based on whether they are used primarily to provide fixed-line or mobile services. We review the estimated useful lives of the assets taking into consideration technical obsolescence and a valuation by outside experts.

We modified our estimate of the useful life of our property, plant and equipment as from September 30, 2009. These modifications increased the estimated useful lives of many of our assets, which have been reflected for periods ended after September 30, 2009, resulting in a reduction of our depreciation expenses of R$350 million for 2010 compared to 2009.

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

Impairment of Long-Lived Assets

We test property, plant and equipment items and intangible assets for impairment whenever (1) we decide to discontinue activities in which such assets are used, or (2) there is evidence that future operating results will not be sufficient to ensure their realization.

Assets with finite useful lives are tested for impairment whenever events or changes in circumstances indicate that the asset might be impaired. We tests asset with indefinite useful lives (goodwill) for impairment annually.

Impairment losses, if any, are recognized in an amount by which the carrying amount of an asset exceeds its recoverable value. Recoverable value is the higher of fair value less cost to sell and the value in use. These calculations require the use of judgments and assumptions. The determination of fair values and discounted future operating cash flows requires that we make certain assumptions and estimates with respect to projected cash inflows and cash outflows related to future revenue, costs and expenses. These assumptions and estimates may be influenced by different external and internal factors, such as economic trends, industry trends and interest rates, changes in business strategies, and changes in the type of services and products sold by our company. The use of different assumptions and estimates could significantly change our consolidated financial statements.

We have not recorded any impairment during the two years ended December 31, 2010.

Provisions

We recognize provisions for losses in labor, tax and civil proceedings, as well as administrative proceedings. The recognition of a provision is based on the assessment of the risk of loss made for each proceeding, which includes assessing available evidence and recent decisions.

We classify our risk of loss in legal proceedings as remote, possible or probable. Provisions recorded in our consolidated financial statements in connection with these proceedings reflect reasonably estimated losses at the relevant date as determined by our management after consultation with our general counsel and the outside legal counsel. As discussed in note 24 to our consolidated financial statements, we record as a liability our estimate of the costs of resolution of such claims, when we consider our losses probable. We continually evaluate the provisions based on changes in relevant facts, circumstances and events, such as judicial decisions, that may impact the estimates, which could have a material impact on our results of operations and shareholders’ equity. While management believes that the current provision is adequate, it is possible that our assumptions used to estimate the provision and, therefore, our estimates of loss in respect of any given contingency will change in the future based on changes in the relevant situation. This may therefore result in changes in future provisioning for legal claims. For more information regarding material pending claims against our company, see “Item 8. Financial Information—Legal Proceedings” and note 24 to our consolidated financial statements.

As the result of Telemar’s acquisition of control of our company in January 2009, we have changed our criteria for estimating probable losses in connection with labor proceedings and the recognition of Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços), or ICMS (a state value-added tax on sales and services), tax credits in order to align our policies with those of Telemar. As a result, we recorded additional provisions for labor proceedings and tax proceedings in 2009 in the amount of R$334 million and R$387 million, respectively.

In addition, as the result of certain judicial decisions in 2009, we have reclassified the probability of loss in certain civil proceedings involving CRT, the leading fixed-line telecommunications service company in the State of Rio Grande do Sul that we acquired in July 2000, from possible to probable. With the assistance of our internal and external legal advisors, we revised our estimate of the amount of provisions for civil contingencies in connection with the financial participation agreements entered into in connection to the expansion plans of CRT, considering aspects of the process we use to estimate the amount of provisions for civil contingencies related to the dates and discussions that guided the final decisions of the proceedings, as well as the use of statistical criteria to estimate the amount of the provisions. As a result, the provision for civil contingencies in connection with the financial participation agreements entered into in connection to the expansion plans of CRT was increased by R$2,325 million. For additional information regarding these suits, see “Item 8. Financial Information—Legal Proceedings—Civil Claims.”

Derivative Instruments

We recognize derivative financial instruments at fair value based on future cash flow estimates associated with each instrument contracted. Our estimates of future cash flows may not necessarily be indicative of the amounts that could be obtained in the current market. The use of different assumptions to measure the fair value could have a material effect on the amounts obtained and not necessarily be indicative of the cash amounts that we would receive or pay to settle such transactions.

Deferred Income Taxes and Social Contribution

Income taxes in Brazil are calculated and paid on a legal entity basis, and there are no consolidated tax returns. Accordingly, we only recognize deferred tax assets, related to tax loss carryforwards and temporary differences, if it is likely that they will be realized on a legal entity basis.

We recognize and settle taxes on income based on the results of operations determined in accordance with the Brazilian Corporation Law, taking into consideration the provisions of Brazilian tax law, which are materially different from the amounts calculated for IFRS purposes. Under IFRS, we recognize deferred tax assets and liabilities based on the differences between the carrying amounts and the taxable bases of the assets and liabilities.

We regularly test deferred tax assets for impairment and recognize a provision for impairment losses when it is probable that these assets may not be realized, based on the history of taxable income, the projection of future taxable income, and the time estimated for the reversal of existing temporary differences. These projections require the use of estimates and assumptions. In order to project future taxable income, we need to estimate future taxable revenues and deductible expenses, which are subject to a variety of external and internal factors, such as economic trends, industry trends and interest rates, changes in business strategies, and changes in the type of services and products sold by our company. The use of different estimates and assumptions could result in the recognition of a provision for impairment losses for the entire or a significant portion of the deferred tax assets.

Employee Benefits

We record liabilities for employee benefits based on actuarial valuations which are calculated based on assumptions and estimates regarding discount rates, investment returns, inflation rates for future periods, mortality indices and projected employment levels relating to pension fund benefit liabilities. The accuracy of these assumptions and estimates will determine whether we have created sufficient reserves for the costs of accumulated pensions and healthcare plans, and the amount we are required to disburse each year to fund pension benefits. These assumptions and estimates are subject to significant fluctuations due to different external and internal factors, such as economic trends, social indicators, our capacity to create new jobs and our ability to retain our employees. All of these assumptions are reviewed at the end of each reporting period. If these assumptions and estimates are not accurate, we may be required to revise our reserves for pension benefits, which could materially impact our results of operations.

Amortization of Intangible Assets

Intangible assets consist primarily of authorizations to provide personal mobile services and radio frequency licenses, licenses to use software and goodwill on the acquisition of investments, which is calculated based on expected future economic benefits.

Amortization of intangible assets, other than goodwill, is calculated under the straight-line method over (1) the effective term of the authorization to provide personal mobile services or of the radio frequency license, or (2) over a maximum period of five years in the case of software licenses.

We do not amortize goodwill in our consolidated statements of income and we are required to test goodwill for impairment on an annual basis.

Principal Factors Affecting Our Financial Condition and Results of Operations

Rate of Growth of Brazil’s Gross Domestic Product and Demand for Telecommunications Services

As a Brazilian company with substantially all of our operations in Brazil, we are affected by economic conditions in Brazil. Brazilian GDP grew by 7.5% in 2010 following a contraction of 0.2% in 2009. While we believe that growth in Brazil’s GDP stimulates demand for telecommunications services, we believe that demand for telecommunications services is relatively inelastic in periods of economic stagnation and that the effect on our revenues of low growth or a recession in Brazil would not be material under foreseeable scenarios. However, a substantial and prolonged deterioration of economic conditions in Brazil could have a material adverse effect on the number of subscribers to our services and the volume of usage of our services by our subscribers and, as a result, our net operating revenue.

Based on information available from ANATEL, the number of fixed lines in service in Brazil increased from 30.9 million as of December 31, 2000 to 42.0 million as of December 31, 2010, and the number of mobile subscribers in Brazil increased from 23.2 million as of December 31, 2000 to 202.9 million as of December 31, 2010. Although the demand for telecommunications services has increased substantially during the past ten years, the tastes and preferences of Brazilian consumers of these services have shifted.

During the three years ended December 31, 2010, the number of mobile subscribers in Brazil has grown at an average rate of 67.7% per year while the number of fixed lines in service in Brazil has increased by an average rate of 6.6% per year. As the incumbent provider of fixed-line services and a provider of mobile services in Region II, we are both a principal target and a beneficiary of this trend. During the three years ended December 31, 2010, the number of our mobile subscribers has grown at an average rate of 22.2% per year from 4.3 million at December 31, 2007 to 7.8 million at December 31, 2010, while the number of our fixed-lines in service has declined by an average rate of 3.6% per year from 8.0 million at December 31, 2007 to 7.2 million at December 31, 2010.

Demand for Our Telecommunications Services

Demand for Our Local Fixed-Line Services

Brazil’s fixed-line penetration level is now similar to that of other countries with similar per capita income, and, as has happened in such other countries, the fixed-line telecommunications customer base has remained stable. Demand for our local fixed-line services has reached a plateau in recent years. Because the number of our customers terminating their fixed-line services has exceeded new activations during this period, the number of our fixed lines in service declined by 0.8 million between December 31, 2007 and December 31, 2010. In addition, the new fixed lines that we have activated between December 31, 2007 and December 31, 2010 generally represent customers that have changed addresses or low-income customers from whom we generate revenues at a rate below our average revenue per customer.

We have sought to combat the general trend in the Brazilian telecommunications industry of substitution of mobile services in place of local fixed-line services by (1) offering value-added services to our fixed-line customers, primarily subscriptions for broadband services, and (2) promoting convergence of our telecommunications services through offerings of bundled packages of local fixed-line, long-distance, mobile and broadband services. As a result of these service offerings, we expect that the rate of decline in number of our fixed lines in service will be reduced. As of December 31, 2010, 26.8% of our fixed lines in service also subscribed for ADSL service and 0.2% of our local fixed-line customers subscribed for bundled service packages, which account for 0.4% of our post-paid mobile subscribers as each fixed-line subscriber may include multiple mobile devices in a bundled plan.

We are required under ANATEL regulations and our concession contracts to offer a basic service plan to our fixed-line residential customers that permits 200 minutes of usage of our fixed-line network to make local calls. A basic plan customer pays a monthly fee for this service, and when the customer makes local calls in excess of this limit, we charge the customer for the excess minutes on a per-minute basis. We offer alternative local fixed-line plans that include significantly larger numbers of minutes and charge higher monthly fees for these plans, although these monthly fees represent a discount from the amount that the customer would be charged under our basic plan if the customer used the number of minutes included in the alternative plan. As the number of our customers selecting these alternative plans has grown in response to our marketing and promotional efforts, we have recorded increased revenues for monthly subscription fees, offset by corresponding declines in revenues for the use of excess minutes. Subscribers to our alternative fixed-line plans, which we launched in the second quarter of 2006, represented 94.3% of our fixed lines in service as of December 31, 2010 as compared to 44.1% as of December 31, 2007. We believe that our alternative local fixed-line plans contribute to a net increase in our local fixed-line revenue as many subscribers of our alternative fixed-line plans do not use their full monthly allocations of local minutes.

The substantial increase in the number of mobile service users in Brazil has also negatively impacted the use of our public telephones. As the incumbent local fixed-line service provider in Region II, we are required under ANATEL regulations and our concession contracts to meet specified targets with respect to the availability of public telephones throughout our concession area. However, as a larger portion of the population of Region II uses mobile handsets to make calls when not in proximity to a fixed-line telephone, use of our public telephones has declined by 70.6% from 2007 to 2010.

Demand for Our Mobile Services

We believe that the primary reason that our customer base for mobile services in Region II has grown from 4.3 million at December 31, 2007 to 7.8 million at December 31, 2010 has been the success of our marketing and promotion campaigns. In addition, we believe that the rebranding of our mobile services and the launch of new services as part of our effort to align our service offerings with those of Telemar has been a principal factor in the increase in the number of our mobile customers in Region II from 7.2 million as of December 31, 2009 to 7.8 million as of December 31, 2010.

The market for mobile services is extremely competitive in each of the regions that we serve. During 2010, our average monthly churn rate in the mobile services segment, representing the number of subscribers whose service is disconnected during each month, whether voluntarily or involuntarily, divided by the number of subscribers at the beginning of such month, was 4.5% per month. As a result, (1) we incur selling expenses in connection with marketing and sales efforts designed to retain existing mobile customers and attract new mobile customers, and (2) from time to time the discounts that we offer in connection with our promotional activities lead to charges against our gross operating revenue from mobile services. In addition, competitive pressures have in the past required us to introduce service plans under which the monthly and per-minute rates that we charge our mobile customers are lowered, reducing our average revenue per customer.

We expect our overall mobile services business to continue to grow in terms of its customer base, traffic volumes and revenues from value-added services. However, due to market saturation, we expect future growth in our mobile services business in Region II to occur at lower rates than we have historically achieved.

Demand for Our Data Transmission Services

Our broadband services customer base in Region II has grown from 1.5 million at December 31, 2007 to 1.9 million at December 31, 2010. We believe that this growth has resulted from (1) our marketing and promotional campaigns, (2) the growth in the number of households in Region II that own personal computers, and (3) a shift in consumer preferences that has led an increasing number of our fixed-line customers to value the data transmission speeds available through our broadband services. We expect the number of our fixed-line customers that subscribe to our broadband services to continue to increase in the near term.

Effects of Expansion of Mobile Data Transmission Services

In December 2007, we acquired the authorizations and radio frequency licenses necessary for us to commence the offering of 3G services throughout Region II. During 2009 and 2010, we undertook extensive capital expenditure projects to install the network equipment necessary to expand our offerings of these services.

In 2009 and 2010, our mobile data transmission services, consisting of 2G and 3G services to mobile handsets and mini-modems, captured net additions (calculated based on the number of subscribers at the end of a period less the number of subscribers at the beginning of that period) of approximately 55,300 and approximately 10,400, respectively. We expect that these services will generate significant additions to our mobile customer base and lead to long-term increases in our revenues and operating income before financial income (expenses) and taxes.

The cost of these authorizations and radio frequency licenses was R$708 million, which we will pay to ANATEL in installments through 2023. During 2009 and 2010, we invested R$443 million and R$137 million, respectively, in the network equipment necessary to offer these services, which has increased in our depreciation expenses. We financed the purchase and installation of our network equipment through loans and vendor financing.

The marketing and promotion campaigns related to our offerings of mobile data transmission services contributed to an increase in the selling expenses of our mobile services segment and to an increase in the amount of discounts that we recorded against gross operating revenue.

Under our 3G radio frequency licenses, we are required to meet certain service expansion obligations that will require capital expenditures through 2015. If we are unable to fund these capital expenditures through our operating cash flows, we may incur additional indebtedness or vendor financing obligations, which would increase our outstanding indebtedness and financial income (expenses).

Effects of Competition on the Rates that We Realize and the Discounts We Record

The Brazilian telecommunications industry is highly competitive. The competitive environment is significantly affected by key trends, including the convergence of technology and services enables telecommunications service providers that were previously limited to providing a single service to provide services in other industry segments, such as in the case of broadband services provided by cable television service providers and by mobile service providers (using 3G technology) and in the case of traditional fixed-voice services transmitted by mobile telecommunications service providers.

Following its acquisition by Vivendi, GVT has increased its competition for high-speed broadband subscribers in certain regions. In 2010, both GVT and Net offered significant discounts from their established service rates to attract customers to their broadband services in areas in which we compete for subscribers. In response to these efforts, we have also increased the discounts that we offer for certain of our broadband services.

In 2010, one of our competitors for long-distance services established a promotion under which this competitor is offering long-distance services at substantially reduced rates. We have not attempted to match these discounts as we believe that the discounts offered by this competitor are a temporary bid to increase market share and are not sustainable, and we believe that the effects on our margins of similar discounts would adversely affect our profitability.

In 2010, competition to provide mobile services intensified as the consolidation of mobile service providers over recent years has led to aggressive discounting by the remaining providers in an effort to increase their respective market shares.

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

Effects of Changes in Regulatory Requirements

Compliance with new regulations applicable to the telecommunications industry that are adopted by ANATEL from time to time and compliance with the obligations included in our concession contracts have required us to make capital expenditures, affected the revenues that we generate and imposed additional costs of service on our company.

Our concession contracts to provide fixed-line services in Region II provide that these contracts may be amended by the parties every five years prior to the expiration date. We are currently discussing modifications to our concession agreements with ANATEL that were expected to be effective as of January 1, 2011. Based on our continuing discussions with ANATEL regarding proposed modifications to our concession agreements and proposed amendments to the General Plan on Universal Service, we believe that the effect of these amendments and modifications will:

•	increase our obligations to provide universal service in rural areas, including increased obligations to provide individual access to fixed-line voice services;

•

increase our obligations to provide service to economically disadvantages segments of the Brazilian population within our service areas, primarily through subsidized service rates for fixed-line voice services; and

•	reduce the density requirements applicable to our obligations to provide public telephones in urban areas within our service areas.

In the event that the General Plan on Universal Service is amended to require that we provide additional services, the Brazilian Telecommunications Law and our concession agreements require that the costs of implementation of these universalization obligations in excess of the revenues generated by these services must be reimbursed to us from public funds. Although we understand that ANATEL intends to permit us to fund the additional capital and operating expenditures required to meet these expanded service obligations through an offset mechanism against the concession fees that we are obligated to pay under our concession agreements and the application of the savings that we achieve as a result of the reduction of our capital and operating expenditures on public telephone services in urban areas within our service areas, our internal projections indicate that a significant portion of the additional capital and operating expenditures required by these proposals could not be met from these funding sources alone. We understand that ANATEL intends to permit us to fund these shortfalls in future periods through payments to us from the FUST, to which we are required to make contributions. As a result of our continuing discussions with ANATEL regarding the additional service obligations that we would be required to undertake and the methodology for the reimbursement of the additional capital expenditures that these proposals would require us to undertake, the finalization of the amendments to our concession agreements and the amendments to the General Plan on Universal Service have been delayed and, although we expect that these amendments will be finalized during the second quarter of 2011, we cannot predict with certainty when these amendments will be adopted and become effective or the effects of these amendments on our financial condition and results of operations.

In addition:

•

ANATEL has proposed new regulations under which the VC-1, VC-2 and VC-3 rates would be reduced from current levels, after giving effect to an inflation adjustment based on the IST, by 10% in 2012 and 10% in 2013. These proposed regulations also provide procedures for determining the reference value for VU-M rates in the event that providers cannot agree upon the VU-M applicable in their interconnection agreements. These regulations were submitted for public consultation in October 2010 and the public consultation period ended on November 12, 2010. ANATEL continues to analyze these proposed regulations. We understand that ANATEL is considering procedures for determining the reference value for VU-M rates which would result in all or most of the reductions to VC-1, VC-2 and VC-3 rates being applied to reduce the VU-M rates. We expect these new regulations, as they may be modified as a result of ANATEL’s further analysis, to be adopted in the second quarter of 2011. As we are a provider of both fixed-line and mobile services, the effects of these new regulations, if adopted, on our results of operations is uncertain.

•

ANATEL has proposed new regulations under which it would grant licenses to use radio spectrum in the 450 Mhz band to telecommunications providers that agree to provide services in rural areas. The public consultation period for these regulations has expired and we expect that ANATEL these regulations will become effective during the second quarter of 2011.

•

In November 2010, ANATEL announced the opening of the market for subscription television services. We expect that under pending amendments to our concession agreements the restrictions that currently prohibit us from offering subscription television services over our fixed-line networks are likely to be removed, permitting us to offer IP TV. We expect that ANATEL will no longer limit the number of authorizations that it will grant to provide subscription television services and will permit us to provide subscription television services.

•

ANATEL is expected to begin public consultations regarding a proposed General Plan on Competition Targets in the second quarter of 2011. We expect that ANATEL’s proposal regarding the General Plan on Competition Targets will address a variety of matters including criteria for the evaluation of telecommunications providers to determine which providers have significant market power, regulations applicable to the wholesale markets for trunk lines, backhaul, access to internet backbone and interconnection services, and regulations related to partial unbundling and/or full unbundling of the local fixed-line networks of the public regime service providers. We can provide no assurance as to the scope and final form of the General Plan on Competition Targets, if adopted, or the effect of the General Plan on Competition Targets on our financial condition and results of operations.

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

A significant portion of our real-denominated debt bears interest at the TJLP or the CDI rate, which are partially adjusted for inflation, and, as a result, inflation results in increases in our interest expenses and debt service obligations.

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

At the time that ANATEL notifies us it believes that we have failed to comply with our obligations, we evaluate the claim and, based on our assessment of the probability of loss relating to that claim, may establish a provision. We vigorously contest a substantial number of the assessments made against us. As of December 31, 2010, the total estimated contingency in connection with all pending administrative proceedings brought by ANATEL against us in which we deemed the risk of loss as probable totaled R$240 million and we had recorded an aggregate provision related to these proceedings in the same amount.

During 2010, we recorded provisions related to administrative proceedings brought by ANATEL in the amount of R$59 million. Our provisions related to administrative proceedings brought by ANATEL generally have been sufficient to pay all amounts that we were ultimately required to pay with respect to claims brought by ANATEL.

Effects of Fluctuations in Exchange Rates between the Real and the U.S. Dollar

Substantially all of our cost of services and operating expenses are incurred in reais in Brazil. As a result, the appreciation or depreciation of the real against the U.S. dollar does not have a material effect on our operating margins. However, the costs of a substantial portion of the network equipment that we purchase for our capital expenditure projects are denominated in U.S. dollars or are U.S. dollar-linked. This network equipment is recorded on our balance sheet at its cost in reais based on the applicable exchange rate on the date the transfer of ownership, risks and rewards related to the purchased equipment occurs. As a result, depreciation of the real against the U.S. dollar results in this network equipment being more costly in reais and leads to increased depreciation expenses. Conversely, appreciation of the real against the U.S. dollar results in this network equipment being less costly in reais and leads to reduced depreciation expenses.

Effect of Level of Indebtedness and Interest Rates

At December 31, 2010, our total outstanding indebtedness on a consolidated basis was R$4,365 million. The level of our indebtedness results in significant interest expenses that are reflected in our income statement. Financial expenses consist of interest expense, exchange variations of U.S. dollar- and other foreign currency-denominated debt, foreign exchange losses or gains, and other items as set forth in note 8 to our consolidated financial statements. In 2010, we recorded total financial expenses of R$1,060 million, of which R$286 million consisted primarily of interest expenses on loans and financing and debentures payable to third parties, and R$254 million consisted of monetary and foreign exchange variation on financing. The interest rates that we pay depend on a variety of factors, including prevailing Brazilian and international interest rates and risk assessments of our company, our industry and the Brazilian economy made by potential lenders to our company, potential purchasers of our debt securities and the rating agencies that assess our company and its debt securities.

Standard & Poor’s and Fitch maintain ratings of our company and our debt securities and Moody’s maintains ratings of our company. Any ratings downgrades in the future would likely result in increased interest and other financial expenses relating to loans and financings, including debt securities, and could adversely affect our ability to obtain such financing on satisfactory terms or in amounts required by us.

Seasonality

Our telecommunications services are generally not affected by major seasonal variations of the market, except for the first quarter of the year, when economic activity is generally reduced in Brazil.

Results of Operations

The following discussion of our results of operations is based on our consolidated financial statements prepared in accordance with IFRS. The discussion of the results of our business segments is based upon financial information reported for each of the segments of our business, as presented in the table below.

The following tables set forth the operating results of each of our segments and the reconciliation of these results of our segments to our consolidated income statement. This segment information was prepared on the same basis as the information that our senior management uses to allocate resources among segments and evaluate their performance. We evaluate and manage the performance of our segments based on information prepared in accordance with IFRS and reflected in our consolidated financial statements

	Year Ended December 31, 2010
	Fixed-Line and Data Transmission Services		Mobile Services		Other		Eliminations		Consolidated
	(in millions of reais)
Net operating revenue	R$	8,893	R$	1,937	R$	629	R$	(1,196)	R$	10,263
Cost of sales and services		(4,015)		(1,379)		(323)		985		(4,732)

Gross profit		4,878		558		306		(211)		5,531
Selling expenses		(859)		(403)		(125)		361		(1,025)
General and administrative expenses		(1,270)		(173)		(163)		66		(1,539)
Other operating income (expenses), net		(268)		(17)		(10)		(213)		(508)

Operating income (loss) before financial income (expenses) and taxes	R$	2,481	R$	(34)	R$	9	R$	4	R$	2,460

	Year Ended December 31, 2009
	Fixed-Line and Data Transmission Services		Mobile Services		Other		Eliminations		Consolidated
	(in millions of reais)
Net operating revenue	R$	9,431	R$	1,894	R$	677	R$	(1,081)	R$	10,920
Cost of sales and services		(4,744)		(1,516)		(315)		812		(5,764)

Gross profit		4,686		378		362		(270)		5,156
Selling expenses		(1,117)		(524)		(188)		410		(1,418)
General and administrative expenses		(1,205)		(161)		(145)		77		(1,435)
Other operating income (expenses), net		(3,142)		(11)		(9)		(217)		(3,380)

Operating income (loss) before financial income (expenses) and taxes	R$	(778)	R$	(318)	R$	19	R$	0	R$	(1,077)

In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

Year Ended December 31, 2010 Compared with Year Ended December 31, 2009

The following table sets forth the components of our consolidated income statement, as well as the percentage change from the prior year, for the years ended December 31, 2009 and 2010.

	Year ended December 31,
	2010		2009		% Change
	(in millions of reais, except percentages)
Net operating revenue	R$	10,263	R$	10,920	(6.0)
Cost of sales and services		(4,732)		(5,764)	(17.9)

Gross profit		5,531		5,156	7.3
Operating income (expenses)
Selling expenses		(1,025)		(1,418)	(27.7)
General and administrative expenses		(1,539)		(1,435)	7.3
Other operating income (expenses), net		(508)		(3,380)	(85.0)

Operating income before financial income (expenses) and taxes		2,460		(1,077)	n.m
Financial income		979		630	55.4
Financial expenses		(1,060)		(912)	16.2

Financial expenses, net		(80)		(281)	(71.5)

Income (loss) before taxes		2,379		(1,358)	n.m
Income tax and social contribution		(408)		339	(220.6)

Net income (loss)	R$	1,971	R$	(1,019)	n.m.

n.m. Not meaningful

Net Operating Revenue

The composition of gross operating revenue by category of service before deduction of value-added and other indirect taxes and discounts is discussed below. We do not determine net operating revenue for each category of service as we do not believe such information to be useful to investors.

Gross operating revenue declined by 1.1% in 2010, principally due to a 1.0% decline in gross operating revenue of our fixed-line and data transmission services segment. The effects of this decline were partially offset by a 4.8% increase in gross operating revenue of our mobile services segment.

Net operating revenue declined by 6.0% in 2010, principally due to a 5.7% decline in net operating revenue of our fixed-line and data transmission services segment, the effects of which were partially offset by a 2.3% increase in net operating revenue of our mobile services segment. Net operating revenue generated by intersegment sales, which are eliminated in the consolidation of our financial statements, increased by 10.6% in 2010.

Net Operating Revenue of Our Fixed-Line and Data Transmission Services Segment

The following table sets forth the components of the gross operating revenue and net operating revenue of our fixed-line and data transmission services segment, as well as the percentage change from the prior year, for the years ended December 31, 2009 and 2010.

	Year Ended December 31,
	2010		2009		% Change
	(in millions of reais, except percentages)
Local fixed-line services	R$	4,735	R$	4,663	1.5
Local fixed-to-mobile calls (VC1)		1,569		1,819	(13.7)
Long-distance fixed-line services		1,732		1,963	(11.8)
Long-distance fixed-to-mobile calls (VC2 and VC3)		424		583	(27.3)
Remuneration for the use of the fixed-line network		501		467	7.3
Data transmission services		5,781		5,248	10.2
Public phones		194		393	(50.6)
Other fixed-line services		610		574	6.3

Total gross operating revenue		15,546		15,710	(1.0)
Value-added and other indirect taxes		(3,254)		(3,554)	(8.4)
Discounts and returns		(3,399)		(2,725)	24.7

Net operating revenue	R$	8,893	R$	9,431	(5.7)

Gross operating revenue of our fixed-line and data transmission services segment declined by 1.0% in 2010, principally due to (1) a 13.7% decline in gross operating revenue from local fixed-to-mobile calls, (2) an 11.8% decline in gross operating revenue from long-distance fixed-line calls, (3) an 27.3% decline in gross operating revenue from long-distance fixed-to-mobile calls, and (4) a 50.6% decline in gross operating revenue from the sale of pre-paid calling cards for use in public telephones. The effects of these declines were partially offset by (1) a 10.2% increase in gross operating revenue from data transmission services, (2) a 1.5% increase in gross operating revenue from local fixed-line services, and (3) a 7.3% increase in gross operating revenue from remuneration for the use of our fixed-line network.

Gross Operating Revenue from Local Services

Gross operating revenue from local fixed-line services increased by 1.5% in 2010, primarily due to a 5.5% increase in gross operating revenue from monthly subscription fees, the effects of which were partially offset by a 22.9% decline in gross operating revenue from metered services.

Gross operating revenue from monthly subscription fees increased primarily as a result of (1) a 5.9% increase in the number of subscriptions to our alternative plans to 6.8 million at December 31, 2010 from 6.4 million at

December 31, 2009, (2) rate increases for our basic service plans of 0.98% in October 2009 and 0.98% in February 2010, and (3) rate increases for our alternative plans that reflected increases in inflation of 0.98% in 2009 and 5.65% in 2010, as measured by the IST. The effects of these increases were partially offset by a 7.0% decline in the number of lines in service to 7.2 million at December 31, 2010 from 7.7 million at December 31, 2009.

Gross operating revenue from metered services charges declined principally due to the 26.9% decline in total billed minutes, which are the number of local minutes that exceed the monthly allowance under a customer’s service plan, primarily as a result of (1) the migration of our fixed-line customers from our basic service plans to our alternative plans that have higher monthly allowances of minutes, and (2) the migration of local traffic origination to mobile handsets as callers take advantage of mobile plans and promotions under which mobile service providers offer mobile-to-mobile minutes within their networks at rates that are lower than fixed-to-mobile minutes. The effects of this decline were partially offset by rate increases for metered services of 0.98% in October 2009 and 0.98% in February 2010.

Gross Operating Revenue from Local Fixed-to-Mobile Calls

Gross operating revenue from local fixed-to-mobile calls, which are charged at the VC1 rate, declined by 13.7% in 2010, principally as a result of a 47.2% decline in the total number of local fixed-to-mobile minutes in 2010 as our fixed-line customers opted to take advantage of mobile service plans under which the charge for a mobile-to mobile minute is less than the charge for a fixed-to-mobile minute. This decline was partially offset by increases in the VC1 rate of 0.98% in February 2010.

Gross Operating Revenue from Long-Distance Fixed-Line Services

Gross operating revenue from long-distance fixed-line services declined by 11.8% during 2010, primarily due to (1) an 8.3% decline in gross operating revenue from long-distance calls originating on mobile devices, and (2) a 15.6% decline in gross operating revenue from fixed-to-fixed intrasectorial long-distance calls. This was principally as a result of decline in the total number of mobile-to-mobile long-distance calls minutes, primarily as a result of an aggressive discounting campaign undertaken in 2010 by one of our competitors. We account for long-distance calls as long-distance fixed-line services if they are fixed-to-fixed calls or are originated on a mobile handset.

We account for calls as intrasectorial calls if they are:

•

originated on a fixed-line telephone and terminated on a fixed-line telephone in which callers are located in the same sector, but in different local areas, which are charged at long-distance rates regulated in accordance with the distance separating callers. A sector is a set of local areas, as established by ANATEL, that generally corresponds to a Brazilian state.

•

originated by a mobile subscriber registered in one home registration area and terminated on (1) a fixed-line telephone or (2) a mobile handset in another home registration area sharing the same first digit (for example, Brasília (area code 61) and Goiânia (area code 62), which are charged at the VC2 or VC3 rate.

We account for calls as intersectorial calls if they are:

•

originated on a fixed-line telephone and terminated on a fixed-line telephone in which callers are located in the same service region, but in different sectors, which are charged at long-distance rates regulated in accordance with the distance separating callers; or

•

originated by a mobile subscriber registered in one home registration area and terminated on (1) a fixed-line telephone or (2) a mobile handset in another home registration area that does not share the same first digit (for example, Brasília (area code 61) and São Paulo (area code 11), which are charged at the VC2 or VC3 rate, as intersectorial long-distance calls.

Gross operating revenue from intrasectorial long-distance calls and intersectorial long-distance calls declined principally as a result of a 15.0% decline in the total number of intrasectorial long-distance minutes, primarily as a result of (1) an aggressive discounting campaign undertaken in 2010 by one of our competitors, (2) a 5.9% increase in the number of subscriptions to our alternative plans, which include some long-distance minutes, which has led to a decline in the number of minutes that we record as long-distance fixed-line services, and (3) the effects of the decline in the number of our fixed-line customers, who are more likely to choose our long-distance services than customers of other fixed-line providers. The effects of these declines were partially offset by an increase in our regulated long-distance rates of 0.98% and 0.66% that were implemented in September 2009 and October 2010, respectively.

Gross Operating Revenue from Long-Distance Fixed-to-Mobile Calls

Gross operating revenue from long-distance fixed-to-mobile calls, which are charged at the VC2 or VC3 rate, declined by 27.3% in 2010, principally as a result of declines of 12.3% and 4.0% in the total number of fixed-to-mobile minutes charged at VC2 rates and VC3 rates, respectively, primarily as a result of (1) an aggressive discounting campaign undertaken in 2010 by one of our competitors, (2) a 5.9% increase in the number of subscriptions to our alternative plans, which include some long-distance minutes, which has led to a decline in the number of minutes that we record as long-distance mobile services, and (3) the effects of the decline in the number of our fixed-line customers, who are more likely to choose our long-distance services than customers of other fixed-line providers. The effects of these declines were partially offset by increases in the VC2 and VC3 rates of 0.98% that were implemented in February 2010.

Gross Operating Revenue from Remuneration for the Use of the Fixed-Line Network

Gross operating revenue from remuneration for the use of the fixed-line network increased by 7.3% in 2010, primarily as a result of promotions offered in 2010 by mobile service providers, including Oi and Brasil Telecom Mobile, which provided complimentary minutes to mobile customers that could be used for mobile-to-fixed calls.

Of our gross operating revenue from remuneration for the use of the fixed-line network, 23.5% in 2010 and 20.6% in 2009 represented interconnection fees paid by Brasil Telecom Mobile for the use of our fixed-line network to complete mobile-to-fixed calls and was eliminated in the consolidation of our financial statements.

Gross Operating Revenue from Data Transmission Services

Gross operating revenue from data transmission services increased by 10.2% in 2010, principally due to (1) a 17.4% increase in gross operating revenue from commercial data transmission services, and (2) a 5.8% increase in gross operating revenue from ADSL subscriptions.

Gross operating revenue from commercial data transmission services increased primarily as a result of (1) a 25.1% increase in gross operating revenue from IP services principally as a result of the increased demand for these services, particularly from public entities, banks and card payment companies, and (2) a 28.6% increase in gross operating revenue from EILD services, principally as a result of the increased demand for these services, due to the integration of Telemar and Brasil Telecom networks. Of our gross operating revenue from commercial data transmission services, 8.5% during 2010 and 4.2% during 2009 represented fees paid by Brasil Telecom Mobile and was eliminated in the consolidation of our financial statements.

Gross operating revenue from ADSL subscriptions increased primarily due to a (1) a 3.7% increase in the average number of ADSL subscriptions to approximately 1,953,000 during 2010 from approximately 1,884,000 during 2009, and (2) the migration of customers to higher bandwidth subscriptions. As of December 31, 2010, our ADSL customer base represented 26.8% of our total fixed lines in service as compared to 26.2% as of December 31, 2009.

Gross Operating Revenue from the Sale of Pre-paid Calling Cards for Use in Public Telephones

Gross operating revenue from the sale of pre-paid calling cards for use in public telephones declined by 50.6% in 2010, principally due to the 54.2% decline in the number of public phone credits used, primarily due to customers substituting usage of mobile handsets in place of usage of public phones as a result of promotions by mobile service providers to the pre-paid segment, including bonus calls and pre-paid card recharges at promotional reduced rates. This decline was partially offset by rate increases for public phone usage of 0.98% in October 2009 and 0.98% in February 2010.

Charges Against Gross Operating Revenue

Value-Added and Other Indirect Taxes

Value-added and other taxes on our fixed-line and data transmission services declined by 8.4% in 2010, primarily reflecting the decline in the gross operating revenue of our fixed-line and data transmission services segment in 2010 and the change in revenue mix, as fewer taxes or lower tax rates apply to some of our services, such as interconnection services.

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

Discounts

Discounts offered on our fixed-line services generally consist of local fixed-line calls, long-distance calls, and intelligent network services (such as caller ID, call forwarding and conference calling). Discounts on our fixed-line and data transmission services increased by 24.7% in 2010, primarily as a result of an increase in discounts offered for our broadband services as a result of increased competition for other providers and as part of our efforts to promote the migration of our broadband customers to higher bandwidth subscriptions.

Net Operating Revenue

As a result of the foregoing, net operating revenue of our fixed-line and data transmission services segment declined by 5.7% to R$8,893 million in 2010 from R$9,431 million in 2009.

Net Operating Revenue of Our Mobile Services Segment

The following table sets forth the components of the gross operating revenue and net operating revenue of our mobile services segment, as well as the percentage change from the prior year, for the years ended December 31, 2009 and 2010.

	Year Ended December 31,
	2010		2009		% Change
	(in millions of reais, except percentages)
Mobile telephone services	R$	1,490	R$	1,358	9.7
Remuneration for the use of the mobile network		1,134		1,083	4.7
Sales of handsets and accessories		53		114	(53.5)

Total gross operating revenue		2,677		2,555	4.8
Value-added and other indirect taxes		(445)		(428)	4.0
Discounts and returns		(295)		(233)	26.6

Net operating revenue	R$	1,937	R$	1,894	2.3

Gross operating revenue of our mobile services segment increased by 4.8% in 2010, due to (1) a 9.7% increase in gross operating revenue from mobile telephone services, and (2) a 4.7% increase in gross operating revenue from remuneration for the use of our mobile network.

Gross Operating Revenue from Mobile Services

Gross operating revenue from mobile services increased by 9.7% in 2010, principally due to (1) a 24.3% increase in gross operating revenue from additional services, (2) a 10.9% increase in gross operating revenue from monthly subscription fees, and (3) a 3.1% increase in gross operating revenue from billed minutes.

The average number of our pre-paid mobile customers increased by 9.7% to 6.7 million during 2010 from 6.1 million during 2009, primarily as a result of (1) the launch beginning in May 2009 of the entire portfolio of Oi’s service plans in Region II, including the “Oi Ligador” prepaid service plan, and (2) the strategy of reinforcing our retail promotion efforts and intensifying our advertising campaigns. The average number of our post-paid mobile customers, including customer that subscribe to our “Oi Controle” plans, increased by 2.6% to approximately 1,094,100 during 2010 from approximately 1,066,700 during 2009. As of December 31, 2010, pre-paid customers represented 87.5% of our mobile customer base and post-paid customers represented 12.5% of our mobile customer base. Our average monthly net revenue per user (calculated based on the total revenue for the year divided by the monthly average customer base for the year divided by 12) increased by 14.4% to R$18.3 during 2010 from R$16.0 during 2009.

Gross operating revenue from additional services, consisting primarily of our mobile data transmission services, increased primarily as a result of a 67.1% increase in gross operating revenue from mobile internet services.

Gross operating revenue from monthly subscription fees increased primarily as a result of (1) the migration of our post-paid customer base to plans offering a greater number of minutes and with higher subscription fees, and (2) the 2.6% increase in the average number of post-paid customers.

Gross operating revenue from billed minutes, which are the number of local minutes used by pre-paid customers plus the number of local minutes used by post-paid customers in excess of the monthly allowance under the customer’s service plan, increased by 3.1% primarily as a result of the increase in sales of promotional pre-paid service packages which permit our customers to make calls to mobile customers within our networks and send SMS messages to mobile subscribers of any Brazilian mobile service provider.

Gross Operating Revenue from Remuneration for the Use of the Mobile Network

Gross operating revenue from remuneration for the use of the mobile network increased by 4.7% in 2010 a result of a 37.8% increase in interconnection fees paid to us for completing calls on our mobile network that were originated on the networks of other mobile service providers, primarily as a result of (1) the increase in the number of our mobile customers, and (2) the trend of consumers to make mobile-to-mobile calls, which are less expensive than fixed-to-mobile calls, instead of fixed-to-mobile calls.

The effects of this increase were partially offset by a 43.1% decline in gross operating revenue from interconnection fees paid to us for completing calls on our mobile network that were originated on the networks of fixed-line service providers, primarily due to the trend of consumers to make mobile-to-mobile calls instead of fixed-to-mobile calls

Of the gross operating revenue from remuneration for the use of the mobile network, 40.8% in 2010 and 41.2% in 2009 represented interconnection fees paid by Brasil Telecom for the use of Brasil Telecom Mobile’s network to complete fixed-to-mobile calls and was eliminated in the consolidation of our financial statements.

Charges Against Gross Operating Revenue

Value-Added and Other Indirect Taxes

Value-added and other taxes on our mobile services increased by 4.0% in 2010, primarily reflecting the increase in the gross operating revenue of our mobile services segment in 2010.

Discounts

Discounts offered on our mobile services generally consist of rebates on pre-paid telephone cards (typically having commissions of approximately 10.0% over the face amount sold), local fixed-line calls, long-distance calls, and intelligent network services (such as caller ID, call forwarding and conference calling). Discounts on our mobile services increased by 26.6% in 2010, primarily as a result of our strategy to increase discounts to maintain and increase our market share.

Net Operating Revenue

As a result of the foregoing, revenue from sales and services of the mobile services segment increased by 2.3% to R$1,937 million in 2010 from R$1,894 million in 2009.

Cost of Sales and Services

Cost of sales and services declined by 17.9% in 2010, principally due to a 15.4% decline in cost of sales and services of our fixed-line and data transmission services segment and, to a lesser extent, a 9.1% decline in cost of sales and services of our mobile services segment.

Of the cost of sales and services of our fixed-line and data transmission services segment, 4.7% in 2010 and 3.2% in 2009 represented interconnection fees paid by Brasil Telecom for the use of Brasil Telecom Mobile’s mobile network to complete fixed-to-mobile calls. These fees were eliminated in the consolidation of our financial statements.

Of the cost of sales and services of our mobile services segment, 23.4% in 2010 and 23.2% in 2009 represented (1) interconnection fees paid by Brasil Telecom Mobile for the use of Brasil Telecom’s fixed-line network to complete mobile-to-fixed calls, and (2) fees paid by Brasil Telecom Mobile for EILD services. These fees were eliminated in the consolidation of our financial statements.

The following table sets forth the components of our cost of sales and services, as well as the percentage change from the prior year, for the years ended December 31, 2009 and 2010.

	Year Ended December 31,
	2010		2009		% Change
	(in millions of reais, except percentages)
Interconnection	R$	1,982	R$	2,026	(2.2)
Depreciation and amortization		807		1,356	(40.5)
Grid maintenance service		616		826	(25.3)
Rental and insurance		471		515	(8.5)
Personnel		335		397	(15.6)
Costs of handsets and accessories		48		89	(46.1)
Concession contract renewal fee		57		71	(19.7)
Other costs of sales and services		416		484	(14.0)

Total cost of sales and services	R$	4,732	R$	5,764	(17.9)

Cost of Sales and Services of Our Fixed-Line and Data Transmission Services Segment

Cost of sales and services of our fixed-line and data transmission services segment declined by 15.4% in 2010, principally due to:

•

a 35.2% decline in depreciation and amortization costs to R$583 million in 2010 from R$900 million in 2009, primarily as a result of revisions of the useful lives of our fixed assets that were applied as from September 30, 2009; and

•

a 25.9% decline in network maintenance costs to R$562 million in 2010 from R$758 million in 2009, primarily as a result of our program to reduce costs by consolidating our network maintenance services in a smaller number of suppliers.

The gross profit of our fixed-line and data transmission services segment increased by 4.1% to R$4,878 million in 2010 from R$4,686 million in 2009. As a percentage of net operating revenue of this segment, gross profit increased to 54.9% in 2010 from 49.7% in 2009.

Cost of Sales and Services of Our Mobile Services Segment

Cost of sales and services of our mobile services segment declined by 9.1% in 2010, principally due to a 51.0% decline in depreciation and amortization costs to R$223 million in 2010 from R$454 million in 2009, , primarily as a result of revisions of the useful lives of our fixed assets that were applied as from September 30, 2009. The effects of this decline were partially offset by a 70.1% increase in rental and insurance costs to R$327 million in 2010 from R$192 million in 2009, primarily as a result of an increase in satellite leasing costs and an increase in right-of-way costs.

The gross profit of our mobile services segment increased by 47.9% to R$558 million in 2010 from R$378 million in 2009. As a percentage of net operating revenue of this segment, gross profit increased to 28.8% in 2010 from 19.9% in 2009.

Gross Profit

As a result of the foregoing, our consolidated gross profit increased by 7.3% to R$5,531 million in 2010 from R$5,156 million in 2009. As a percentage of net operating revenue, gross profit increased to 53.9% in 2010 from 47.2% in 2009.

Operating Expenses

Selling Expenses

Selling expenses declined by 27.7% during 2010, principally due to (1) a 23.1% decline in selling expenses of our fixed-line segment, and (2) a 23.1% decline in selling expenses of our mobile services segment.

Fixed-Line and Data Transmission Services Segment

Selling expenses of our fixed-line and data transmission services segment declined by 23.1% in 2010, principally due to:

•

a 46.6% decline in provision for doubtful accounts to R$271 million in 2010 from R$508 million in 2009, primarily as a result of our program to improve our billing and collection practices and the lower rate of customer defaults as a result of the improved economic outlook in Brazil, which resulted in decline in our provision for doubtful accounts as a percentage of net operating revenue of this segment to 3.4% in 2010 from 5.3% in 2009; and

•	a 39.8% decline in personnel expenses to R$77 million in 2010 from R$128 million in 2009, primarily as a result of the synergies obtained in the process of integrating our company with Telemar.

The effects of these declines were partially offset by a 103.5% increase in publicity and advertising expenses to R$82 million in 2010 from R$40 million in 2009, primarily as a result of our efforts to introduce the “Oi” brand and services in our service area and launch new services and service plans, including “Oi Fixo Controle” and “Oi Fixo Economia.”

As a percentage of net operating revenue of this segment, selling expenses declined to 9.7% in 2010 from 11.8% in 2009.

Mobile Services Segment

Selling expenses of our mobile services segment declined by 23.1% in 2010, principally due to:

•

a 57.0% decline in materials expenses to R$37 million in 2010 from R$86 million in 2009, primarily as a result of our decision in 2010 to end our subsidies for mini-modems used by our mobile data transmission customers;

•

a 24.0% decline in third-party service expenses to R$147 million in 2010 from R$193 million in 2009, primarily as a result of a R$23 million reduction in expenses of bonus credits to our pre-paid customers; and

•

a 50.6% decline in publicity and advertising expenses to R$44 million in 2010 from R$88 million in 2009, primarily as a result of a decrease in spending on advertising production, cooperative advertising and broadcasting, which were enhanced during 2009 to support our launch of Oi’s service plans.

As a percentage of net operating revenue of this segment, selling expenses declined to 20.8% in 2010 from 27.6% in 2009.

General and Administrative Expenses

General and administrative expenses increased by 7.3% during 2010, principally due to a 5.4% increase in operating expenses of our fixed-line segment.

Fixed-Line and Data Transmission Services Segment

General and administrative expenses of our fixed-line and data transmission services segment increased by 5.4% in 2010, principally due to:

•

a 28.7% increase in third-party service expenses to R$422 million in 2010 from R$328 million in 2009, primarily due to an increase in billing expenses, expenses relating to distributing telephone books and maintenance expenses;

•

a 77.2% increase in consulting expenses to R$202 million in 2010 from R$114 million in 2009, primarily as a result of (1) our engagement of several consulting firms to advise us as to steps that we can take to increase the market share and profitability of this segment, and (2) our engagement of information technology consultants to assist us in the digitalization of documents relating to our pending litigation against our company; and

•

an increase in other expenses to R$99 million in 2010 from R$27 million in 2009, primarily due to an increase in expenses for electrical energy used for our administrative offices as a result of increases in prices and the amounts consumed.

The effects of these increases were partially offset by a 46.7% decline in depreciation and amortization expenses to R$195 million in 2010 from R$366 million in 2009, primarily as a result of revisions of the useful lives of our fixed assets that were applied as from September 30, 2009.

As a percentage of net operating revenue of this segment, general and administrative expenses increased to 14.3% in 2010 from 12.8% in 2009.

Mobile Services Segment

General and administrative expenses of our mobile services segment increased by 7.1% in 2010, primarily due to a 75.0% increase in third-party service expenses to R$70 million in 2010 from R$40 million in 2009, principally due to R$21 million of costs of external content providers due to higher demand from our customers. The effects of this increase were partially offset by a 41.9% decline in depreciation and amortization expenses to R$36 million in 2010 from R$62 million in 2009, primarily as a result of revisions of the useful lives of our fixed assets that were applied as from September 30, 2009.

As a percentage of net operating revenue of this segment, general and administrative expenses increased to 8.9% in 2010 from 8.5% in 2009.

Other Operating Expenses, Net

Other Operating Income

Other operating income declined by 20.6% to R$524 million in 2010 from R$660 million in 2009, primarily as a result of (1) a 92.4% decline in taxes recoverable to R$16 million in 2010 from R$209 million in 2009, primarily as a result of a reversal of a provision for the COFINS tax of R$119 million in 2009, (2) a 42.1% decline in income on disposal of property, plant and equipment to R$54 million in 2010 from R$93 million in 2009, primarily as a result of the substitution of automatic switching equipment in 2009 for upgrading network capacity, and (3) an 84.6% decline in recovery of pension fund expenses to R$6 million in 2010 from R$40 million in 2009, primarily as a result of revised actuarial calculations of our pension liabilities. The effects of these declines was partially offset by a R$132 million increase in recovered expenses to R$136 million in 2010 from R$4 million in 2009, primarily as a result of the recover of ICMS taxes in 2009.

Other Operating Expense

Other operating expenses declined by 74.5% to R$1,032 million in 2010 from R$4,040 million in 2009, primarily as a result of an 87.9% decline in provisions for contingencies to R$405 million in 2010 from R$3,340 million in 2009. As a result of certain judicial decisions in 2009, we reclassified the probability of loss in certain civil proceedings involving CRT, the leading fixed-line telecommunications service company in the State of Rio Grande do Sul that we acquired in July 2000, from possible to probable. With the assistance of our internal and external legal advisors, we reviewed the process we use to estimate provisions for civil contingencies in connection with the financial participation agreements entered into in connection to the expansion plans of CRT. As a result, we recorded an additional provision of R$2,325 million in 2009. For a more detailed description of these proceedings, see “Item 8. Financial Information—Legal Proceedings—Civil Proceedings.” In addition, as the result of Telemar’s acquisition of control of our company in January 2009, we have changed our criteria for estimating probable losses in connection with labor proceedings and the recognition of Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços), or ICMS (a state value-added tax on sales and services), tax credits in order to align our policies with those of Telemar. As a result, we recorded additional provisions for labor proceedings and tax proceedings in 2009 in the amount of R$334 million and R$387 million, respectively.

Operating Income (Loss) before Financial Income(Expenses) and Taxes

As a result of the foregoing, our consolidated operating income before financial income (expenses) and taxes was R$2,460 million in 2010 compared to consolidated operating loss before financial income (expenses) and taxes of R$1,077 million in 2009. As a percentage of net operating revenue, operating income before financial income

(expenses) and taxes was 24.0% in 2010 compared to operating loss before financial income (expenses) and taxes of 9.9% in 2009.

Fixed-Line and Data Transmission Services Segment

The operating income before financial income (expenses) and taxes of our fixed-line and data transmission services segment was R$2,481 million loss in 2010 compared to operating loss before financial income (expenses) and taxes of R$778 million income in 2009. As a percentage of the net operating revenue of this segment, operating income before financial income (expenses) and taxes was 27.9% in 2010 compared to operating loss before financial income (expenses) and taxes of 8.2% in 2009.

Mobile Services Segment

The operating loss before financial income (expenses) and taxes of our mobile services segment declined by 89.4% to R$34 million in 2010 from R$318 million in 2009. As a percentage of the net operating revenue of this segment, operating loss before financial income (expenses) and taxes declined to 1.7% in 2010 from 16.8% in 2009.

Financial Expenses, Net

Financial Income

Financial income increased by 55.4% to R$979 million in 2010 from R$630 million in 2009, primarily due to (1) a 225.0% increase in interest and monetary correction on amounts due from related parties to R$236 million in 2010 from R$73 million in 2009, primarily as a result of the increase in amounts owed to us by related parties as a result of our merger with Brasil Telecom Holding in September 2009, which had issued debentures to Telemar in aggregate principal amount of R$1,200 million, and (2) a 96.5% increase in investment yield to R$287 million in 2010 from R$146 million in 2009, primarily as a result of an increase in the average amount of our financial investments.

In February 2009, Brasil Telecom Holding subscribed private debentures issued by Telemar. As a result of the merger of Brasil Telecom Holding into our company on September 30, 2009, we became the holders of these debentures. In March 2009, Brasil Telecom Mobile subscribed additional private debentures issued by Telemar. The outstanding principal amount of these debentures is payable at maturity in December 2013. These debentures bear interest at a rate of CDI plus 4.0% per annum, payable with the principal at maturity. At December 31, 2010, the outstanding amount of these debentures was R$1,911 million.

Financial Expenses

Financial expenses increased by 16.2% to R$1,060 million in 2010 from R$912 million in 2009, primarily due to a R$2 million expense related to monetary correction and exchange differences on third-party loans and financing in 2010 compared to a R$186 million gain in 2009, primarily as a result of the effects of exchange rate variations on our indebtedness. The effects of this change were partially offset by a 91.2% decline in losses on derivative transactions to R$9 million in 2010 from R$101 million in 2009, primarily as a result of the fluctuations of the exchange rate of the Japanese Yen (the real appreciated by 9.0% against the Japanese Yen in 2010 compared to 27.1% in 2009).

Income Tax and Social Contribution

The composite corporate statutory income tax and social contribution rate was 34% in each of 2010 and 2009. Income tax and social contribution was an expense of R$408 million in 2010 compared to a benefit of R$339 million in 2009. Our effective tax rate was 17.1% in 2010 and 24.9% in 2009. The table below sets forth a reconciliation of the composite corporate statutory income tax and social contribution rate to our effective tax rate for each of the periods presented.

	Year Ended December 31,
	2010	2009(1)
Composite corporate statutory income tax and social contribution rate	34.0%	(34.0)%
Tax effects of interest on shareholders’ equity	(5.2)	—
Tax effects of permanent exclusions (additions)	(5.2)	3.3
Tax effects of compensation of tax loss carryforwards	(1.0)	(1.4)
Tax effects of unrecognized deferred tax assets	0.2	7.2
Tax effects of recognized deferred tax assets	(5.7)	—

Effective rate	17.1%	(24.9)%

(1)	The composite corporate statutory income tax and social contribution rate is represented as (34.0)% for the year ended December 31, 2009 as a result of our recording a loss before taxes during the year ended December 31, 2009. The application of the negative effective rate for this year to our loss before taxes resulted in our recording a tax benefit in this year.

Our effective tax rate was 17.2% in 2010, primarily as a result of (1) the tax effect of our recognition of deferred tax assets accrued during prior years, but not previously recognized due to uncertainty regarding their eventual realization, which lowered our effective tax rate by 5.7%, (2) the tax effect of our payment of interest on shareholders’ equity, which lowered our effective tax rate by 5.2%, and (3) the tax effects of non-deductible expenses of prior years, primarily amortization expenses of Copart 1, Copart 2 and Brasil Telecom Holding and adjustments made to the income tax and social contribution calculation of prior year, which lowered our effective tax rate by 5.2%.

Our effective tax rate was 24.9% in 2009, primarily as a result of (1) the tax effect of an unrecognized tax loss, which lowered our effective tax rate by 7.2%, and (2) the tax effects of our generation of certain non-taxable income, which lowered our effective tax rate by 3.3%.

Net Income (Loss)

Our consolidated net income was R$1,971 million in 2010 compared to loss of R$1,019 million in 2009. As a percentage of net operating revenue, net income was 19.2% in 2010 compared to loss of 9.3% in 2009.

Liquidity and Capital Resources

Our principal cash requirements consist of the following:

•	working capital requirements;

•	servicing of our indebtedness;

•	capital expenditures related to investments in operations, expansion of our networks and enhancements of the technical capabilities and capacity of our networks;

•	dividends on our shares, including in the form of interest attributable to shareholders’ equity.

Unless our board of directors deems it inconsistent with our financial position, payment of dividends is mandatory under our by-laws and, consequently, may give rise to significant cash requirements in future periods.

Our principal sources of liquidity have traditionally consisted of the following:

•	cash flows from operating activities;

•	short-term and long-term loans; and

•	sales of debt securities in domestic and international capital markets.

During 2010, cash flow generated by operations was used primarily for investing activities, for working capital requirements and to service our outstanding debt obligations. At December 31, 2010, our consolidated cash and cash equivalents and cash investments amounted to R$4,049 million. At December 31, 2010, we had working capital of R$1,796 million. We believe that our working capital is sufficient for our requirements during 2011.

Projected Sources and Uses of Cash

We anticipate that we will be required to spend approximately R$5.7 billion to meet our short-term contractual obligations and commitments and budgeted capital expenditures of R$1.7 billion in 2011, and approximately R$8.2 billion to meet our long-term contractual obligations and commitments in 2012 and 2013. We expect that we will meet these cash requirements through a combination of cash generated from operating activities and cash generated by financing activities, including new debt financings and the refinancing of our existing indebtedness as it becomes due.

Cash Flow

Cash Flows from Operating Activities

Our primary source of operating funds is cash flow generated from our operations. Net cash provided by operating activities was R$3416 in 2010 and R$3,573 million in 2009. We consider cash flows provided by our operating activities to be sufficient for our expected cash requirements related to operations. However, we generally finance our investments in property, plant and equipment through the use of bank loans, vendor financing, capital markets and other forms of financing.

Cash Flows Used in Investing Activities

Investing activities used net cash of R$1,560 million in 2010 and R$3,005 million in 2009.

During 2010, investing activities for which we used cash primarily consisted of (1) net judicial deposits (consisting of deposits less redemptions) of R$808 million, primarily related to provisions for labor, taxes and civil contingencies, and (2) investments of R$755 million in additions to property, plant and equipment, primarily related to the expansion of our data communications network and the implementation of regulatory projects to meet ANATEL’s requirements.

During 2009, investing activities for which we used cash primarily consisted of (1) net judicial deposits (consisting of deposits less redemptions) of R$1,317 million, primarily related to provisions for labor, taxes and civil contingencies, (2) investments of R$1,397 million in additions to property, plant and equipment, primarily related to the expansion of our data communications network and the implementation of regulatory projects to meet ANATEL’s requirements, and (3) investments in private debentures issued by Telemar in the amount of R$300 million.

Cash Flows from Financing Activities

Financing activities used net cash of R$356 million in 2010 and R$565 million in 2009.

During 2010, our principal sources of borrowed funds consisted of (1) R$531 million aggregate principal amount borrowed under a credit facility with BNDES that we entered into in December 2009, and (2) R$511 million aggregate net proceeds of a real estate securitization transaction that we entered into in August 2010.

During 2010, we used cash to (1) to repay R$1,279 million principal amount of our outstanding loans and financing, derivatives and leases, and (2) to pay R$115 million of fees related to our licenses and concessions.

During 2009, our principal sources of borrowed funds consisted of:

•	R$313 million aggregate principal amount borrowed under a credit facility with BNDES that we entered into in November 2006; and

•	R$300 million aggregate principal amount borrowed under a credit facility with BNDES that we entered into in December 2009.

During 2009, we used cash (1) to repay R$867 million principal amount of our outstanding loans and financing, derivatives and leases, (2) to pay dividends and interest on shareholders’ equity in the aggregate amount of R$268 million, and (3) to pay R$188 million of fees related to our licenses and concessions.

Indebtedness and Financing Strategy

At December 31, 2010, our total outstanding indebtedness on a consolidated basis was R$4,365 million, consisting of R$1,044 million of short-term indebtedness, all of which represented current portion of long-term indebtedness (or 23.9% of our total indebtedness), and R$3,321 million of long-term indebtedness (or 76.1% of our total indebtedness).

On a consolidated basis, our real-denominated indebtedness at December 31, 2010 was R$4,309 million, or 98.7% of our total indebtedness, and our foreign currency-denominated indebtedness was R$56 million, or 1.3% of our total indebtedness. At December 31, 2010, our real-denominated indebtedness bore interest at an average rate of 11.24% per annum, and our foreign currency denominated indebtedness bore interest at an average rate of 1.10% per annum for loans denominated in U.S. dollars, 2.54% per annum for loans denominated in Japanese yen, and 9.66% for loans bearing interest at rates linked to the Cesta de Moedas. At December 31, 2010, 95.0% of our debt bore interest at floating rates, including the effect of swap operations.

Short-Term Indebtedness

Our consolidated short-term debt, consisting of the current portion of long-term loans and financings and debentures, was R$1,044 million at December 31, 2010. Under our financing policy, we generally do not incur short-term indebtedness, as we believe that our cash flows from operations generally will be sufficient to service our current liabilities.

Long-Term Indebtedness

The following table sets forth selected information with respect to our principal outstanding long-term debt instruments at December 31, 2010.

Instrument	Outstanding Principal Amount		Final Maturity
	(in millions)
Debentures	R$	1,080	June 2013	(1)
BNDES credit facilities:
Brasil Telecom 2006 credit facility:
A loans	R$	1,413	May 2014
B loans	R$	38	May 2014
Brasil Telecom Mobile 2008 loan agreement	R$	251	September 2017
Brasil Telecom 2009 credit facility:
Floating-rate loans	R$	247	December 2018
Fixed-rate loans	R$	93	December 2018
Brasil Telecom Mobile 2009 credit facility:
Floating-rate loans	R$	479	December 2018
Fixed-rate loans	R$	12	December 2018

(1)	The outstanding principal amount of these debentures is payable in three equal annual installments commencing in June 2011.

Some of our debt instruments require that we comply with financial covenants, the most restrictive of which are as follows:

•	Consolidated debt to consolidated EBITDA for the prior 12-month period less than or equal to 3.50 to 1.0 at the end of each fiscal quarter until maturity;

•

Consolidated EBITDA for the prior 12-month period to consolidated interest expense for the prior 12-month period greater than or equal to 2.25 to 1.0 at the end of each fiscal quarter until maturity; and

•	Consolidated debt to consolidated debt plus shareholders’ equity less than or equal to 0.60 to 1.0 at the end of each fiscal quarter until maturity.

We were in compliance with these financial covenants at December 31, 2010, and we believe that we will be able to comply with these financial covenants during 2011. In addition, we believe that our compliance with these financial covenants will not adversely affect our ability to implement our financing plans.

The instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses and the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness.

At December 31, 2010, all of our indebtedness to BNDES was secured by pledges of certain of our accounts receivable.

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

BNDES Facilities

Brasil Telecom 2006 Credit Facility

In November 2006, Brasil Telecom entered into a credit facility with BNDES under which BNDES and several financial institutions agreed to disburse loans in multiple tranches in an aggregate principal amount of up to R$2,104 million. The proceeds of these loans were used to fund investments in our fixed-line network and in operational improvements to meet the targets established in the General Plan on Universal Service and in the General Plan on Quality Goals.

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

As of December 31, 2010, the aggregate principal amount outstanding under the loans bearing interest at the TJLP rate plus 4.3% was R$1,413 million and the aggregate principal amount outstanding under the loans bearing interest at the TJLP rate plus 2.3% was R$38 million.

Brasil Telecom Mobile 2008 Loan Agreement

In February 2008, Brasil Telecom Mobile entered into a loan agreement with BNDES under which BNDES disbursed a loan in the principal amount of R$259 million. The proceeds of this loan agreement were used to fund our investment in the expansion and modernization of our wireless network. This loan bears interest at the TJLP rate plus 3.52% per annum, payable quarterly in arrears through September 2010 and monthly in arrears thereafter. The principal amount of this loan is payable in 84 equal monthly installments commencing in October 2010. At December 31, 2010, the outstanding principal amount under this loan was R$251 million.

Brasil Telecom 2009 Credit Facility

In December 2009, Brasil Telecom entered into credit facilities with BNDES under which BNDES agreed to disburse loans in two tranches in an aggregate principal amount of up to R$623 million. The proceeds of the loans under this credit facility are to be used to fund investments in expansion and improvement of our fixed-line networks and in operational improvements to meet the targets established by ANATEL during the period from 2009 through 2011.

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

As of December 31, 2010, the aggregate principal amount outstanding under the loans bearing interest at the TJLP rate plus 3.95% was R$247 million and the aggregate principal amount outstanding under the loans bearing interest at 4.5% was R$93 million.

Brasil Telecom Mobile 2009 Credit Facility

In December 2009, Brasil Telecom Mobile entered into credit facilities with BNDES under which BNDES agreed to disburse loans in two tranches in an aggregate principal amount of up to R$766 million. The proceeds of the loans under this credit facility are to be used to fund investments in expansion and improvement of our mobile networks and in operational improvements to meet the targets established by ANATEL during the period from 2009 through 2011.

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

As of December 31, 2010, the aggregate principal amount outstanding under the loans bearing interest at the TJLP rate plus 3.95% was R$479 million and the aggregate principal amount outstanding under the loans bearing interest at 4.5% was R$12 million.

Real Estate Securitization Transaction

In August 2010, Brasil Telecom transferred 101 real estate properties to Copart 5 Participações S.A., or Copart 5, our wholly-owned subsidiary. Brasil Telecom entered into lease contracts with terms of up to 12 years for the continued use of all of the properties transferred to Copart 5.

Copart 5 assigned the receivables representing all payments under these leases to Brazilian Securities Companhia de Securitização, which issued Real Estate Receivables Certificates (Certificados de Recebíveis Imobiliários), or CRIs, backed by these receivables. The CRIs were purchased by Brazilian financial institutions.

We received net proceeds from the assignment of lease receivables in the total aggregate amount of R$511 million, and we record our obligations to make the assigned payments as short- and long-term debt in our consolidated financial statements. The aggregate net effective interest rate on this transaction is 102% of the CDI rate. We have used the proceeds raised in this transaction to repay short-term debt. As of December 31, 2010, the aggregate remaining lease payments due under these leases was R$511 million.

Off-Balance Sheet Arrangements

We do not currently have any transactions involving off-balance sheet arrangements.

Contractual Commitments

The following table summarizes significant our contractual obligations and commitments at December 31, 2010:

	Payments Due by Period
	Less than One Year		One to Three Years		Three to Five Years		More than Five Years		Total
	(in millions of reais)
Loans and financing (1)	R$	970	R$	2,257	R$	603	R$	754	R$	4,584
Debentures (2)		498		820		—		—		1,318
Swap adjustments (3)		71		—		—		—		71
Maintenance contract obligations (4)		2,215		4,323		1,996		—		8,534
Concession fees (5)		57		107		97		441		702
Usage rights (6)		127		347		225		—		699
Pension plan contributions(7)		111		332		221		553		1,217

Total contractual obligations and commitments	R$	4,049	R$	8,186	R$	3,142	R$	1,748	R$	17,125

(1)	Includes estimated future payments of interest on our loans and financings, calculated based on interest rates and foreign exchange rates applicable at December 31, 2010 and assuming that all amortization payments and payments at maturity on our loans and financings will be made on their scheduled payment dates.
(2)	Includes estimated future payments of interest on our debentures, calculated based on interest rates applicable at December 31, 2010 and assuming that all amortization payments and payments at maturity on our debentures will be made on their scheduled payment dates.
(3)	Includes estimated future payments of interest on our derivative obligations, calculated based on interest rates and foreign exchange rates applicable at December 31, 2010 and assuming that all payments on our derivative obligations will be made on their scheduled payment dates.
(4)	Consists of remaining payment obligations under maintenance contracts applied ratably over the remaining terms of these contracts.
(5)	Consists of estimated bi-annual fees due to ANATEL under our concession agreements expiring in 2026. These estimated amounts are calculated based on the amounts paid in 2009.
(6)	Consists of payments due to ANATEL for radio frequency licenses. Includes accrued and unpaid interest as of December 31, 2010.
(7)	Consists of expected contributions to amortize the actuarial deficit of the BrTPREV plan and the Fundador/Alternativo plan.

We are also subject to contingencies with respect to tax, civil, labor and other claims and have made provisions for accrued liability for legal proceedings related to certain tax, civil, labor and other claims of R$4,297 million at December 31, 2010. See “Item 8. Financial Information—Legal Proceedings” and note 24 to our consolidated financial statements.

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

Our by-laws provide for a board of directors of from three to seven members and an equal number of alternate members. As of the date of this annual report, our board of directors is composed of five members and five alternate members. During periods of absence or temporary unavailability of a regular member of our board of directors, the corresponding alternate member substitutes for the absent or unavailable regular member.

The members of our board of directors are elected at general meetings of shareholders for three-year terms and are eligible for reelection. The terms of all current members expire at our annual shareholders’ meeting in 2014. Members of our board of directors are subject to removal at any time with or without cause at a general meeting of shareholders. Although our by-laws do not contain any citizenship or residency requirements for members of our board of directors, the members of our board of directors must be shareholders of our company. Our board of directors is presided over by the chairman of the board of directors, and, in his absence, on an interim basis, by his designated alternate. The chairman of our board of directors is elected at a general meeting of shareholders from among the members of our board of directors, serves for a three-year term and is eligible for reelection.

Our board of directors ordinarily meets once every month and extraordinarily when a meeting is called by the chairman or any two other members of our board of directors. Decisions of our board of directors require a quorum of a majority of the directors and are taken by a majority vote of those directors present.

The following table sets forth certain information with respect to the current members of our board of directors and their alternates.

Name	Position	Member Since	Age
José Mauro Mettrau Carneiro da Cunha	Chairman	February 2009	61
José Augusto da Gama Figueira	Alternate	February 2009	63
João de Deus Pinheiro de Macêdo	Vice Chairman	February 2009	63
Eurico de Jesus Teles Neto	Alternate	February 2009	54
Francisco Aurélio Sampaio Santiago	Director	April 2011	56
Júlio César Fonseca	Alternate	April 2011	51
Francis James Leahy Meaney	Director	April 2011	46
Maxim Medvedovsky	Alternate	February 2009	38
João Carlos de Almeida Gaspar (1)	Director	April 2011	47
Antonio Cardoso dos Santos (1)	Alternate	April 2011	61

(1)	Elected by the preferred shareholders.

We summarize below the business experience, areas of expertise and principal outside business interests of our current directors and their alternates.

Directors

José Mauro Mettrau Carneiro da Cunha. Mr. Cunha has served as chairman of our board of directors since February 2009 and as chairman of the board of directors of Tele Norte Leste Participações S.A., or TNL, since

April 2007. He has also been an alternate director of TmarPart since April 2008, and was a member of the board of directors of Telemar from April 1999 to July 2002, before he rejoined the board of directors of Telemar, as chairman, in April 2007. Mr. Cunha has held several executive positions at BNDES, and was a member of its board of executive officers from 1991 to 2002. He was the vice president of strategic planning of Braskem S.A. from February 2003 to October 2005, and was a business consultant from November 2005 to February 2007. He was a member of the board of directors of Braskem S.A. from July 2007 to April 2010, Light Serviços de Eletricidade S.A. from December 1997 to July 2000, Aracruz Celulose S.A. from June 1997 to July 2002, FUNTTEL from December 2000 to January 2002, FUNCEX- Fundação Centro de Estudos do Comércio Exterior from June 1997 to January 2002, and Politeno Indústria e Comércio S.A. from April 2003 to April 2005. Mr. Cunha holds a bachelor’s degree in mechanical engineering from Universidade Católica de Petrópolis in Rio de Janeiro and a master’s degree in industrial and transportation projects from Instituto Alberto Luiz Coimbra de Pós-Graduação (COPPE) at Universidade Federal do Rio de Janeiro. He attended the Executive Program in Management at the Anderson School at the University of California in Los Angeles.

João de Deus Pinheiro de Macêdo. Mr. Macêdo has served as the vice chairman of our board of directors since February 2009 and is the planning officer of TNL. Mr. Macêdo served as business officer of Telemar Matriz from August 1998 to April 2000, and from May 2000 to September 2001 he served as individual client officer at the Rio de Janeiro branch. From 1985 to 1998, he served as the operations officer at Telecomunicações da Bahia S.A., or Telebahia, and was responsible for customer service, sales, operations and plant maintenance. In 1971, he started his career at Telebahia as supervisor of implementation and maintenance. At Telebahia, he managed the equipment division, the department of capital operations and the department of marketing and services. Mr. Macêdo holds a bachelor’s degree in electric and electronic engineering from Universidade Federal da Bahia (UFBA). He attended a course in Transmission Systems (NEC Corp. and OKI Electric Industry Co., Ltd. – Japan), Digital Switching (Nippon Telegraph & Telephone Corp. – Japan) and Quality Management (Japan).

Francisco Aurélio Sampaio Santiago. Mr. Santiago has served as one of our directors since April 2011and as an executive officer of TNL since August 2009. Mr. Santiago was an executive officer of Brasil Telecom Holding and its chief operations officer from August 2003 until September 2009, and the chief operations officer of Brasil Telecom from October 2002 until September 2009. From December 2000 to September 2002, he was the director of targets fulfillment and network director for Brasil Telecom, and has been responsible for our operating area since June 2001. He was the regional network director in the Mid-West and Southern regions for Brasil Telecom from January 1999 to April 2001. He has been employed in the telecommunications sector for 29 years, having held, among other positions, the director of engineering, human resources and the mobile department of Telebrasília – Telecomunicações de Brasília from January 1997 to December 1998. He has a degree in electrical engineering from the Universidade de Brasília, with postgraduate degrees in telecommunications from École Nationale Supérieure des Télécommunications in Paris, and in teleinformatics from Universidade de Brasília.

Francis James Leahy Meaney. Mr. Meaney has served as one of directors since April 2011. He has also served as one of our executive officers since February 2011 and as an executive officer at TNL since February 2011. Mr. Meaney founded Contax and served as its chief executive officer from its incorporation in 2000 until 2010. He has served in several organizations of the contact center industry, including as vice president of the Brazilian Association of Contact Center Companies – ABT from November 2005 until January 2011. Previously he served as the vice-president of Global Crossing Latin America, in Miami, from 1999 to 2000, managing director of Conectel, the largest paging company in Brazil from 1997 to 1999, and administrative consultant for several customer service companies in Latin America from 1990 to 1997. He started his career at Credit Suisse First Boston in New York, where he has worked from 1986 to 1988. Mr. Meaney has a bachelor’s degree in economics from Notre Dame University and a master’s in Business Administration from Harvard Business School. He also completed the Advanced Management Program at INSEAD.

João Carlos de Almeida Gaspar. Mr. Gaspar was elected to our board of directors as a nominee of our preferred shareholders in April 2011 and has been a member of the board of directors of Telemar since April 2008. He worked as an investment manager of a family office from 1998 until 2003 when he founded Unity Capital Gestão de Investimentos. He has worked for the capital markets areas of several companies, including Supra Corretora de Valores, Banco Iochpe de Investimentos and Itaú CCVM. He was a member of the boards of directors and audit committees for several telecommunications companies, including Telepará S.A., CRT S.A., Telesc Celular S.A., Telepar Celular S.A. and Brasil Telecom. He holds a law degree and an MBA from IBMEC.

Grande do Norte S.A., Telecomunicações de Goiás S.A., Telecomunicações de Brasília S.A. and CRT. Mr. Cardoso received a bachelor’s degree in business administration from São Paulo Superior School of Business Administration and holds a Latu Sensu Graduate degree in Business Management from Associação de Ensino Unificado do Distrito Federal (AEUDF).

Alternate Directors

José Augusto da Gama Figueira. Mr. Figueira has served as an alternate member of our board of directors since April 2011. He has served as a director of TmarPart since April 2008, an executive officer of TmarPart since June 1999, an alternate director of TNL since March 2007, and an alternate director of Telemar since 2002. He previously served as a member of our board of directors from February 2009 to April 2011 and as an alternate member of TNL’s board of directors from April 2003 to March 2004. He has also served as president of Instituto Telemar since August 2001. He was an executive officer of Pegasus, a company in the Andrade Gutierrez Group, from July 1997 to August 1999, and a member of the fiscal council of Telecomunicações do Espírito Santo S.A., Telecomunicações do Piauí S.A. and Telecomunicações do Amazonas S.A. from April to December 1999. He holds a bachelor’s degree in electrical engineering from the Universidade do Estado do Rio de Janeiro and an MBA from FGV.

Eurico de Jesus Teles Neto. Mr. Neto has served as an alternate member of our board of directors since April 2011 and is also the legal officer of Telemar, a position that he has held since April 2007. Mr. Neto previously served as a member of our board of directors from February 2009 to April 2011 and as legal manager of Telemar from April 2005 to April 2007. He previously served as manager of the real estate division at Telebahia starting in 1980, where he went on to hold the position of legal consultant in 1990. Mr. Neto holds a bachelor’s degree in economics and a degree in legal sciences from Universidade Católica de Salvador. He holds a post graduate degree in Employment Law from Estácio de Sá.

Júlio César Fonseca. Mr. Fonseca has served as an alternate member of our board of directors since April 2011. He has also served as People Management Director at Oi since December 2009. He has been an executive officer of TNL since August 2010. He has 28 years of experience working in the human resources areas of large Brazilian and multinational companies, directly managing people and teams, with broad expertise in change management processes, especially in the context of mergers, acquisitions, privatizations and professionalizing family-run companies. He served as human resources manager at Ferrovia Centro Atlântica S.A., from April 1997 to December 1999, and at Companhia de Materiais Sulforosos Matsulfur S.A., from May 1995 until April 1997. Mr. Fonseca holds a bachelor’s degree in Psychology from PUC-MG, an Executive MBA from the Dom Cabral Foundation in Minas Gerais, and completed the Advanced Management Program in Corporate Management from INSEAD, France.

Maxim Medvedovsky. Mr. Medvedovsky has served as an alternate member of our board of directors since February 2009 and has served as an executive officer of TNL since February 2010 and the administrative officer of Grupo Oi from January 2009 until January 2010. Mr. Medvedovsky was the officer responsible for the shared services center of Grupo Oi from March 2006 to December 2008, the officer responsible for relations with service providers of Telemar from 2004 to 2006, and the officer responsible for interconnection and roaming of Oi from 2001 to 2004. He started at Telemar in September 1998 as corporate planning manager. Mr. Medvedovsky worked on the privatization process of Sistema Telebrás at Banco Patrimônio / Salomon Brothers, and was responsible for the appraisal of TNL. He also previously served as telecommunications analyst at Banco Patrimônio in 1998 and as telecommunications analyst and resources manager of Banco Icatu from 1994 to 1998. Mr. Medvedovsky holds a bachelor’s degree in Electric Engineering from Pontifícia Universidade Católica – Rio de Janeiro and an MBA from Fundação Dom Cabral (FDC) and FGV.

Antonio Cardoso dos Santos. Mr. Cardoso was elected as an alternate member of our to our board of directors as a nominee of our preferred shareholders in April 2011. He previously served as a member of board of directors as a nominee of our preferred shareholders since March 2008. He was a member of the board of directors of Telemig Celular S.A. from 2004 until 2007, a member of the board of directors of Amazônia Celular from 2004 to 2007, a member of the board of directors of Telecomunicações do Pará S.A. in 2001 and a member of the board of directors of Telecomunicações de Santa Catarina S.A. in 1999. Mr. Cardoso has also served as a member of the fiscal council of Companhia Telefônica Melhoramento e Resistência, Telecomunicações do Paraná S.A., Telebahia, Telecomunicações do Mato Grosso S.A., Telecomunicações de Rondônia S.A., Telecomunicações do Piauí S.A., Telecomunicações do Rio Grande do Norte S.A., Telecomunicações de Goiás S.A., Telecomunicações de Brasília S.A. and CRT. Mr. Cardoso received a bachelor’s degree in business administration from São Paulo Superior School of Business Administration and holds a Latu Sensu Graduate degree in Business Management from Associação de Ensino Unificado do Distrito Federal (AEUDF).

Executive Officers

Our board of executive officers is our executive management body. Our executive officers are our legal representatives and are responsible for our internal organization and day-to-day operations and the implementation of the general policies and guidelines established from time to time by our board of directors.

Our by-laws require that the board of executive officers consist of between five and nine members, including a chief executive officer. Each officer is responsible for business areas that our board of directors assigns to them. The members of our board of executive officers, other than our chief executive officer have no formal titles (other than the title of executive officer or “Diretor”), although the board of directors may assign specific attributions, such as chief financial officer, investor relations officer and chief operating officer.

The members of our board of executive officers are elected by our board of directors for three-year terms and are eligible for reelection. The current term of all of our executive officers ends on the date of our first board of directors’ meeting following our annual shareholders’ meeting in 2012. Our board of directors may remove any executive officer from office at any time with or without cause. According to the Brazilian Corporation Law, executive officers must be residents of Brazil but need not be shareholders of our company. Our board of executive officers holds meetings when called by our chief executive officer.

The following table sets forth certain information with respect to the current members of our board of executive officers.

Name	Position	Date Elected/ Appointed	Age
Luiz Eduardo Falco Pires Corrêa(1)	Chief Executive Officer	January 2009	50
Alex Waldemar Zornig	Chief Financial Officer and Investor Relations Officer	January 2009	52
Marco Norci Schroeder	Executive Officer	September 2010	46
Francis James Leahy Meaney	Executive Officer	February 2011	46

(1)	Mr. Falco has announced that he intends to resign as chief executive officer prior to June 30, 2011.

Summarized below is information regarding the business experience, areas of expertise and principal outside business interests of our current executive officers.

Luiz Eduardo Falco Pires Corrêa. Mr. Falco has served as our chief executive officer since January 2009. Mr. Falco has served as the chief executive officer of TNL since October 2002, a member of the board of directors of Telemar since June 2006 and the chief executive officer of Telemar since June 2006. He worked for TAM S.A. from March 1982 to September 2001 in several capacities, including production manager, technology officer and as vice president of marketing and sales. Mr. Falco holds a bachelor’s degree in aviation engineering from Instituto Tecnológico da Aeronáutica (ITA) and has completed continuing education courses in marketing and finance at FGV.

Alex Waldemar Zornig. Mr. Zornig has served as our chief financial officer and investor relations officer since January 2009. Mr. Zornig has served as the chief financial officer and investor relations officer of TNL since November 2008 and the chief financial officer and investor relations officer of Telemar since November 2008. He began his career at PriceWaterhouse where he worked for 14 years (including three years in London) and last served in the capacity of an officer. He served as chief financial officer – head of corporate administrative services at BankBoston, where he worked for 13 years (including two years in Boston). He served as an officer at Banco Itaú from May 1993 to August 2007. Prior to joining our company, Mr. Zornig was an executive vice president at Banco Safra, where he was in charge of all support areas of the bank from September 2007 to November 2008. Mr. Zornig holds a bachelor’s degree in accounting from the Universidade de São Paulo, an MBA from FGV and a post-graduate degree from the London Business School.

Marco Norci Schroeder. Mr. Schroeder has served as one of our executive officers since August 2010. He has been our controller since January 2006 and was the controller of Telemar from January 2002 until January 2006. He is also the chairman of the audit committee of Fundação Atlântico de Seguridade Social, or FASS, and a member of advisory board of Fundação Sistel. Prior to serving with our company, Mr Schroeder was the chief financial officer of Televisão Cidade S.A. from May 1999 to December 2001, the controller of Net from January 1998 to April 1999 and the director of finance at Televisão Gaucha S.A. (RBS) from January 1991 to December 1997. Mr. Schroeder has a bachelors’ degree in economics from the Universidade Federal do Rio Grande do Sul, and completed a General Management Program at Harvard Business School.

Francis James Leahy Meaney. Mr. Meaney has served as one of our executive officers since February 2011, as a member of our board of directors since April 2011 and as an executive officer at TNL since February 2011. Mr. Meaney founded Contax and served as its chief executive officer from its incorporation in 2000 until 2010. He has served in several organizations of the contact center industry, including as vice president of the Brazilian Association of Contact Center Companies – ABT from November 2005 until January 2011. Previously he served as the vice-president of Global Crossing Latin America, in Miami, from 1999 to 2000, managing director of Conectel, the largest paging company in Brazil from 1997 to 1999, and administrative consultant for several customer service companies in Latin America from 1990 to 1997. He started his career at Credit Suisse First Boston in New York, where he has worked from 1986 to 1988. Mr. Meaney has a bachelor’s degree in economics from Notre Dame University and a master’s in Business Administration from Harvard Business School. He also completed the Advanced Management Program at INSEAD.

Fiscal Council

The Brazilian Corporation Law requires us to establish a permanent or non-permanent fiscal council (conselho fiscal). Our by-laws provide for a permanent fiscal council composed of between three and five members and their respective alternate members. The fiscal council is a separate corporate body independent of our board of directors, our board of executive officers and our independent accountants. The primary responsibility of the fiscal council is to review our management’s activities and our financial statements and to report their findings to our shareholders.

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

The following table sets forth certain information with respect to the current members of our fiscal council and their alternates.

Name	Position	Member Since	Age
Allan Kardec de Melo Ferreira	Chairman	February 2009	64
Dênis Kleber Gomide Leite	Alternate	February 2009	64
Sidnei Nunes	Member	April 2011	51
Aparecido Carlos Correia Galdino	Alternate	April 2011	59
Éder Carvalho Magalhães	Member	February 2009	50
Sergio Bernstein	Alternate	February 2009	73
Marcos Duarte dos Santos (1)	Member	April 2010	42
Carlos Eduardo Parente de Oliveira Alves (1)	Alternate	April 2010	33
Leopoldo Henrique Krieger Schneider (2)	Member	April 2011	68
Eduardo da Gama Godoy (2)	Alternate	April 2011	48

(1)	Elected by the common shareholders.
(2)	Elected by the preferred shareholders.

We summarize below the business experience, areas of expertise and principal outside business interests of the current members of our fiscal council and their alternates.

Fiscal Council Members

Allan Kardec de Melo Ferreira. Mr. Ferreira has served as chairman of our fiscal council since February 2009. He has also served as an alternate member of the fiscal council of TmarPart since April 2006 and a member of the fiscal council of TNL since April 2002. From 1971 to 1993, he was an in-house counsel with Construtora Andrade Gutierrez. His current activities include management consultancy services to a number of companies in the civil, commercial and tax areas, participation in corporate restructuring processes (mergers, spin-offs, disposals, sale of assets) of the telecommunications companies of the Andrade Gutierrez Group and in several bidding processes conducted by the Minas Gerais Roads Department (Departamento de Estrada de Rodagem de Minas Gerais), the Belo Horizonte Traffic Department (Empresa de Transporte e Trânsito de Belo Horizonte), the Ministry of Communications, the National Road Department (Departamento Nacional de Estradas de Rodagem) and ANATEL. He holds a degree in law from Pontifícia Universidade Católica de Minas Gerais, in addition to having participated in several extension courses in foreign trade, in particular export services, at Fundação Centro de Comércio Exterior, FDC, Foreign Trade Ministry, and Construtora Andrade Gutierrez.

Sidnei Nunes. Mr. Nunes has served as a member of our fiscal council since April 2011, has served as an alternate member of the fiscal council of TNL since April 2007, an alternate member of the fiscal council of TmarPart since April 2008 and an alternate member of the fiscal council of Telemar since April 2007. He served as an alternate member of our fiscal council from February 2009 to April 2011. He has been managing officer of Jereissati Participações S.A. since April 2008, chief financial officer of La Fonte Telecom S.A. since April 2008 and managing officer of L.F. Tel since April 2006. Mr. Nunes has served as a member of the boards of directors of Iguatemi Empresa de Shopping Centers S.A. since April 2006, L.F. Tel since April 2006, and Grande Moinho Cearense S.A. since April 2005. Mr. Nunes is a financial officer and controller of several companies of the Jereissati Group since September 1995. Mr. Nunes holds bachelor’s degrees in business administration and accounting from the Faculdade de Administração Paulo Eiró and an MBA from the University of São Paulo.

Éder Carvalho Magalhães. Mr. Magalhães has served as a member of our fiscal council since February 2009. Since 1995, Mr. Magalhães has been directly responsible for the accounting of all companies of the Grupo Andrade Gutierrez. In January 2002, he also became an officer of the real estate division of Grupo Andrade Gutierrez. He previously served as the controller of Fiat Finanças Brasil Ltda. from 1993 to 1995. Mr. Magalhães began his career as a trainee at PriceWaterhouse in 1987, and served as audit supervisor from 1992 to 1993. Mr. Magalhães holds a bachelor’s degree in accounting from Instituto Cultural Newton Paiva Ferreira and an MBA from IBMEC.

Leopoldo Henrique Krieger Schneider. Mr. Schneider has served as a member of our fiscal council since April 2011. He has worked as a management consultant or advisor in the fields of accounting, finance and tax. To date, he has worked at or advised 143 medium- or large-size companies. Currently, Mr. Schneider is the controller of five companies of the Telenova Group, where he served from November 2004 to August 2008. He was also the administrative and financial officer of Sport Clube International from January 2000 to January 2001. Mr. Schneider has served as a member of the board of directors of Kresil S.A. since April 2008. He also served as a member of the board of directors of BSF Engenharia Ltda., from August 2007 to December 2009, and Globalnova Comunicações Ltda., from August 2008 to November 2009. Mr. Schneider holds a bachelor’s degree in accounting science from Universidade Federal do Rio Grande do Sul.

Marcos Duarte dos Santos. Mr. Duarte has served as a member of our fiscal council as a nominee of our preferred shareholders since April 2010. He has served as a member of the fiscal council of Telemar since April 2007. Mr. Duarte was a vice president and fixed income trader at CSFB – Garantia from 1997 to 1998, a vice president for Bankers Trust Company in New York from 1996 to 1997, and a vice president for Bankers Trust Company in Rio de Janeiro from 1994 to 1996. He served as a member of the fiscal councils of Tele Norte Celular S.A., Tele Ceará S.A. and Tele Espírito Santo S.A. from 2001 to 2002. He holds a bachelor’s degree in production engineering from the Universidade Federal do Rio de Janeiro.

Alternate Fiscal Council Members

Denis Kleber Gomide Leite. Mr. Leitehas served as an alternate member of our fiscal council since February 2009, and he has served as a member of the fiscal council of TmarPart since April 2006, an alternate member of the fiscal council of TNL since April 2002 and an alternate member of the fiscal council of Telemar since April 2009. Mr. Leite served as a member of the board on economic matters for the commercial trade association of the State of Minas Gerais (Conselho de v.c. Assuntos Econômicos da Associação Comercial de Minas Gerais) from October 1993 up to December 1998; the infrastructure board of the National Industry Confederation in Brazil (Conselho de Infraestrutura da CNI — Confederação Nacional da Indústria) from October 1993 up to December 1998; the commission for technical and political matters of TELEXPO from October 1993 up to December 1998; and the São Paulo Chamber of Telecommunications and Information Technology Chamber (Câmara Paulista de Telecomunicações e Informática) from October 1993 up to December 1998. He has professional experience in commercial, general, financial and human resources administration, and he has held senior management positions in the following companies: Cia. de Tecnologia da Informação do Estado de Minas Gerais; Sociedade Mineira de Engenheiros; Fertilizantes Fosfatados — Fosfértil — Grupo Petrobrás Fertilizantes; Federação das Indústrias de

Minas Gerais; and Instituto Horizontes e Instituto Brasileiro para o Desenvolvimento das Telecomunicações. Mr. Leite holds a degree in law from the Universidade Federal de Minas Gerais, a degree in business administration from the União de Negócios e Administração and a master’s degree in financial administration from the FGV.

Aparecido Carlos Correia Galdino. Mr. Galdino has served as an alternate member of our fiscal council since April 2011, and he has served as a member of the fiscal council of TmarPart since April 2008 and an alternate member of the fiscal council of TNL since April 2009. He previously served as a member of our fiscal council from February 2009 to April 2011. He joined the Jereissati Group in 1971 and has been managing officer and investor relations officer of Jereissati Participações S.A. since April 1990. He has served as the chief financial officer of La Fonte Participações S.A. since April 1990, and has been a member of the board of directors of L.F. Tel S.A. since February 2008, Iguatemi Empresa de Shopping Centers S.A. since July 2008 and La Fonte Telecom S.A. since April 1991. He has served as a member of the fiscal council of Contax Participações S.A. since April 2008, as a member of the fiscal council of Tele Norte Celular Participações S.A. from May 2008 to present and as a member of the fiscal council of Amazônia Celular S.A. from May 2008 to March 2009. Mr. Galdino holds a bachelor’s degree in business administration from Faculdades Integradas Princesa Isabel.

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

Eduardo Da Gama Godoy. Mr.Godoy has served as an alternate member of our fiscal council since April 2011. He has been a partner at HB Audit – Auditores Independentes S/S since January 1994 and an accountant and officer of Godoy Empresarial Serviços Contábeis since November 1993. Mr. Godoy has served as a member of the fiscal council of: Padtec S.A. since August 2007; Ideiasnet S.A. since April 2005; Officer Distribuidora S.A. since July 2005; and Instituto Cultural Brasileiro Norte Americano since December 2008. He has also been an alternate member of the fiscal council of Weg S.A. since April 2010 and Tegma Gestão Logística S.A. since April 2011. Mr. Godoy served as a member of the fiscal council of Marisol S.A. from April 2004 to March 2010 and Trafo Componentes Elétricos S.A. from April 2007 to December 2009. Mr. Godoy holds a bachelor’s degree in accounting science and business administration from Faculdade Porto Alegrense.

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

Compensation

According to our by-laws, our shareholders are responsible for establishing the aggregate compensation we pay to the members of our board of directors and our board of executive officers, as well as the individual compensation we pay to members of our fiscal council. Our shareholders determine this compensation at the annual shareholders’ meeting. Once aggregate compensation is established, our board of directors is responsible for distributing such aggregate compensation individually to the members of our board of directors and our board of executive officers in compliance with our by-laws. Our board of directors does not have a compensation committee.

The aggregate compensation paid by us to all members of our board of directors, board of executive officers and our fiscal council for services in all capacities was R$4.6 million in 2010, including share-based remuneration of R$1.9 million. This amount includes pension, retirement or similar benefits for our officers and directors. On April 27, 2011, our shareholders (acting at the annual shareholders’ meeting) established the following compensation for the year 2011:

•	board of directors: an aggregate annual limit of approximately R$198,800;

•	board of executive officers: an aggregate annual limit of R$1.1 million (excluding amounts paid as benefits, representation allowance or profit sharing); and

•	each regular member of our fiscal council: R$2,500 per month, plus travel and lodging expenses (the statutory minimum set forth in the Brazilian Corporation Law and in our by-laws).

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

Under Program B, we granted options to purchase preferred shares of our company. The exercise price of these options was established by a managing committee based on the market price of our preferred shares on the date of the grant of the option and is adjusted by the IGP-M between the agreement execution date and the payment date. As of December 31, 2010, options to purchase 21,967 of our preferred shares at an average exercise price of R$20.83 per share remained outstanding.

For more information on our stock option plans, see note 27(c) to our consolidated financial statements.

Employees

As of December 31, 2010, we had a total of 17,873 employees. All of our employees are employed on a full-time basis, divided into the following functions: network operations, sales and marketing, information technology, call center operations, support areas and authorized agents.

The table below sets forth a breakdown of our employees by main category of activity and geographic location as of the dates indicated:

	As of December 31,
	2008	2009	2010
Number of employees by category of activity:
Plant operation, maintenance, expansion and modernization	2,162	1,441	1,410
Sales and marketing	2,141	758	713
Call center operations	14,064	15,752	14,500
Support areas	1,434	1,044	1,154
Authorized agents	650	130	96

Total	20,451	19,125	17,873

Number of employees by geographic location:
Goiás	6,779	8,558	7,988
Paraná	5,273	4,658	4,199

	As of December 31,
	2008	2009	2010
Number of employees by category of activity:
Federal District	2,377	652	539
Santa Catarina	2,107	1,305	896
Mato Gross do Sul	2,088	2,013	2,276
Rio Grande do Sul	682	438	406
São Paulo	587	523	574
Mato Grosso	226	140	116
Rondônia	156	81	66
Maranhão	—	—	1
Pará	—	1	11
Tocantins	57	35	33
Amazonas		0	3
Pernambuco		0	1
Piauí		0	1
Rio Grande do Norte		0	1
Acre	43	20	19
Rio de Janeiro	42	636	601
Minas Gerais	8	23	49
Ceará	2	1	14
Bahia	—	—	18
Sergipe	—	—	3
Espírito Santo	—	—	6
United States, Bermuda, Venezuela and Colombia	24	41	52

Total	20,451	19,125	17,873

We negotiate separate collective bargaining agreements with the local unions in each of the states in Region II for our company and each of our subsidiaries operating in such states. New collective bargaining agreements with these unions are negotiated every year. We maintain good relations with each of the unions representing our employees. As of December 31, 2010, approximately 21% of our employees were members of state labor unions associated either with the National Federation of Telecommunications Workers (Federação Nacional dos Trabalhadores em Telecomunicações), or Fenattel, or with the Interstate Federation of Telecommunications Workers (Federação Interestadual dos Trabalhadores em Telecomunicações), or Fittel. We have never experienced a strike that had a material effect on our operations.

Employee Benefits

Pension Benefit Plans

Fundação Sistel (PBS-A Plan)

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

As of December 31, 2010, the PBS-A plan had a surplus of R$478 million and we were not required to make contributions to the PBS-A plan in 2008, 2009 or 2010.

Fundação Sistel (PAMA Plan and PCE Plan)

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

In December 2003, we and the other telecommunications companies that resulted from the privatization of Telebrás began sponsoring the PCE – Special Coverage Plan, or the PCE plan, a defined contribution plan health-care plan managed by Sistel. The PCE plan is open to employees that are covered by the PBS-A plan who have not yet elected to join the PCE plan. From March to July 2004, December 2005 to April 2006 and June to November 2008, we offered incentives to our employees to migrate from the PAMA plan to the PCE plan. As of December 31, 2010, the PAMA plan had a deficit of R$2 million and we were required to make contributions to the PAMA plan of less than R$1 million in each of 2008, 2009 and 2010.

Fundação Atlântico de Seguridade Social (TCSPREV Plan)

In December 1999, we and the other companies that participate in the plans managed by Sistel agreed to withdraw the active participants in these plans and each company agreed to establish its own separate new plan for these participants. In February 2000, we began sponsoring the TCSPREV Plan, a private defined contribution pension plan and settled benefit plan offered to our employees that participated in the PBS-A plan and new employees who were employed by our company after the privatization of the Telebrás System. Approximately 80% of our active employees that were participants in the PBS-A plan migrated to the TSCPREV plan. In March 2005, Fundação 14 de Previdência Privada, or Fundação 14, a private not-for-profit pension fund created by Brasil Telecom Holding in 2004 to manage the TSCPREV plan, began managing the TSCPREV plan. In January 2010, FASS, a private not-for-profit social security fund manager created by TNL in 2004 to manage Telemar’s pension plans, began managing the TSCPREV plan.

The TCSPREV plan offers three categories of benefits to its members: (1) risk benefits, which are funded according to the defined benefit method; (2) programmable benefits, which are funded according to the defined contribution method; and (3) proportional paid benefits, applicable to those employees who migrated to a defined contribution method with their rights reserved as contributors to the defined benefit system. This plan was closed to new participants in March 2003; however, we resumed offering programmable benefits under this plan to new employees beginning in March 2005. We are liable for any deficits incurred by the TCSPREV plan according to the existing proportion of the contributions we make to this plan. As of December 31, 2010, the TCSPREV plan had a surplus of R$821 million and we were not required to make contributions to the TCSPREV plan in 2008, 2009 or 2010.

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

The BrTPREV plan offers three categories of benefits to its members: (1) risk benefits, which are funded according to the defined benefit method; (2) programmable benefits, which are funded according to the defined contribution method; (3) proportional paid benefits, applicable to those employees who migrated to a defined contribution method with their rights reserved as contributors to the defined benefit system. We are liable for any deficits incurred by the Fundador/Alternativo plan or the BrTPREV plan according to the existing proportion of the contributions we make to this plan. As of December 31, 2010, the Fundador/Alternativo plan had a deficit of R$27 million and the BrTPREV plan had a deficit of R$613 million, which is being amortized through 2022. Since February 2003, Brasil Telecom has been making additional monthly contributions to the Fundador/Alternativo plan and the BrTPREV plan to reduce these deficits. During 2010, we contributed R$99 million to the BrTPREV plan and the Fundador/Alternativo plan to reduce these deficits.

PAMEC-BrT Plan

We also provide health care benefit for some retirees and pensioners that are members of the TCSPREV plan under the PAMEC-BrT plan, a defined benefit plan. The contributions for the PAMEC-BrT plan were fully paid in July 1998, through a single payment. In November 2007, the assets and liabilities of PAMEC-BrT were transferred from Fundação 14 to us and we began managing the plan. As a result of the transfer, we do not recognize assets to cover current expenses and we fully recognize the actuarial obligations as liabilities. As of December 31, 2010, the PAMEC-BrT plan had a deficit of R$3 million and we were required to make contributions to the PAMEC-BrT plan of less than R$1 million in each of 2008, 2009 and 2010.

For more information on our pension benefit plans, see note 27 to our consolidated financial statements.

Medical, Dental and Employee Assistance Benefits

We provide our employees with medical and dental assistance, pharmacy and prescription drug assistance, group life insurance and meal, food and transportation assistance. We and our employees cover the costs of these benefits on a shared basis. In 2010, we contributed R$44 million to the medical and dental assistance and medicine plans, R$86 million for the Worker’s Food Program (Programa de Alimentação do Trabalhador), or PAT, and R$59 million to the other benefits programs.

Profit Sharing Plans

Our collective bargaining agreements with several labor unions require us to pay bonuses to employees who reach certain operational targets. As of December 31, 2010, we had provisioned R$95 million to be distributed in bonuses with respect to 2010.

Education and Training

We contribute to the professional qualification of our employees by offering training for the development of organizational and technical skills. Approximately 2.1 million hours of training were offered in 2010.

In 2010, approximately R$6.1 million was invested in the qualification and training of our employees.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Brasil Telecom has two outstanding classes of share capital: common shares and preferred shares with no par value. Generally, only Brasil Telecom’s common shares have voting rights. Brasil Telecom’s preferred shares have voting rights only in exceptional circumstances.

As of April 26, 2011, Brasil Telecom had 203,423,176 issued common shares and 399,597,370 issued preferred shares, including 13,231,556 preferred shares held in treasury.

At April 26, 2011, we had approximately 1,526,639 shareholders, including 83 U.S. resident holders of our common shares and approximately 193 U.S. resident holders of our preferred shares (including The Bank of New

York Mellon, as depositary under our American Depositary Receipt, or ADR, facilities). At April 26, 2011, there were 8,828,516 common shares (including common shares represented by ADSs) and 117,197,077 preferred shares (including preferred shares represented by ADSs) held by U.S. resident holders.

The following table sets forth information concerning the ownership of our common shares and preferred shares at April 26, 2011, by each person whom we know to be the owner of more than 5% of our outstanding common shares and our outstanding preferred shares, and by all of our directors and executive officers as a group. Except for the shareholders listed below, we are not aware of any other of our shareholders holding more than 5% of any class of our share capital. Our principal shareholders have the same voting rights with respect to each class of our shares that they own as other holders of shares of that class.

	Common Shares		Preferred Shares		Total
Name	Number of Shares	%	Number of Shares	%	Number of Shares	%
Telemar Norte Leste S.A.(1)	161,990,002	79.6	128,675,049	32.2	290,665,051	48.2
Tele Norte Leste Participações S.A.(2)	161,990,002	79.6	128,675,049	32.2	290,665,051	48.2
Telemar Participações S.A.(3)	161,990,002	79.6	128,675,049	32.2	290,665,051	48.2
All directors, fiscal council members, their alternates and executive officers as a group (24 persons)	183	*	411,579	*	411,762	*

*	less than 1%
(1)	Represents 161,990,002 common shares and 128,675,049 preferred shares held by Coari. Telemar owns all of the issued and outstanding shares of Coari.
(2)	Represents 161,990,002 common shares and 128,675,049 preferred shares held by Coari. Telemar owns all of the issued and outstanding shares of Coari. TNL owns 98.0% of the common shares and 47.9% of the preferred shares of Telemar, representing 70.3% of the outstanding share capital of Telemar. TNL disclaims ownership of our shares owned by Coari other than with respect to its proportionate interest in these shares.
(3)	Represents 161,990,002 common shares and 128,675,049 preferred shares held by Coari. Telemar owns all of the issued and outstanding shares of Coari. TmarPart owns 21.7% of the outstanding share capital of TNL, including 55.5% of the common shares of TNL, and 3.8% of the outstanding share capital of Telemar, including 6.9% of the preferred shares of Telemar. TmarPart disclaims ownership of our shares owned by Coari other than with respect to its proportionate interest in these shares.

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

As a result of the Brasil Telecom merger, Brasil Telecom Holding ceased to exist and, as of April 26, 2011, Coari owns 48.2% of the total outstanding share capital of Brasil Telecom, including 79.6% of its outstanding voting share capital.

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

On April 25, 2008, TmarPart announced that its shareholders had agreed to a restructuring of their holdings of TmarPart. In July 2009, Fiago Participações S.A., or Fiago, one of the shareholders of TmarPart, distributed the shares of TmarPart that it held to PREVI, PETROS, FUNCEF and FASS. On June 17, 2010, BNDESPar conducted an auction of a portion of its common shares of TmarPart over the BM&FBOVESPA, and FUNCEF and PETROS each exercised its respective pre-emptive rights with respect to the sale of these shares. The transfer of these shares from BNDESPar to FUNCEF and PETROS was settled on November 18, 2010.

On March 28, 2011:

•	Bratel purchased an aggregate of 261,631,051 common shares of Tmar Part, representing 9.6% of the outstanding common shares of TmarPart, from BNDESPar, PREVI, PETROS and FUNCEF;

•

TmarPart conducted a capital increase in which it issued 186,664,449 common shares, in which (1) Bratel purchased an aggregate of 91,225,537 common shares of Tmar Part, representing 3.1% of the outstanding common shares of TmarPart, (2) AG Telecom and its subsidiary Luxemburgo Participações S.A., or Luxemburgo, purchased an aggregate of 36,784,481 common shares of Tmar Part, representing 1.3% of the outstanding common shares of TmarPart, (3) LF Tel purchased an aggregate of 36,784,491 common shares of Tmar Part, representing 1.9% of the outstanding common shares of TmarPart, and (4) FASS purchased an aggregate of 21,869,930 common shares of Tmar Part, representing 0.7% of the outstanding common shares of TmarPart.

The following table sets forth information concerning the ownership of the common shares and preferred shares of TmarPart following the completion of the sale of these shares.

	Common Shares		Preferred Shares		Total
Name	Number of Shares	%	Number of Shares	%	Number of Shares	%
L.F. Tel S.A.	565,880,372	19.4	—	—	565,880,372	19.3
AG Telecom Participações S.A.(1)	565,880,376	19.4	—	—	565,880,376	19.3
BNDES Participações S.A.	381,551,841	13.1	1,000,000	100.0	382,551,841	13.1
Bratel Brasil S.A.	352,856,590	12.1	—	—	352,856,590	12.1
Fundação Atlântico de Seguridade Social	336,439,733	11.5	—	—	336,439,733	11.5
PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil	283,380,451	9.7	—	—	283,380,451	9.7
FUNCEF – Fundação dos Economiários Federais	218,777,747	7.5	—	—	218,777,747	7.5
PETROS – Fundação Petrobrás de Seguridade Social	218,777,747	7.5	—	—	218,777,747	7.5

(1)	Represents direct ownership of 377,252,948 common shares owned by AG Telecom and indirect ownership of 188,627,424 common shares held by Luxemburgo.

The following is a brief description of the principal shareholders of TmarPart:

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

Bratel Brasil is an indirect wholly-owned subsidiary of Portugal Telecom. Portugal Telecom is a telecommunications services provider with operations mainly in Portugal, Brazil and other countries, primarily in sub-Saharan Africa, which offers (1) wireline services, which include IP TV, DTH satellite and fiber-to-the-home, or FTTH, pay television services, internet access (broadband ADSL and FTTH), fixed line telephone services for residential and nonresidential customers, leased lines, unbundled local loop access and wholesale line rental, interconnection, data and business solutions, portal and e-commerce services, (2) mobile telecommunications services, such as voice, data and internet-related services in primarily in Portugal, Brazil, Angola and Namibia, (3) fixed-mobile and IT-telecoms convergent service, and (4) sales of telecommunications equipment.

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

PETROS—Fundação Petrobrás de Seguridade Social is a private supplementary pension entity established by Petróleo Brasileiro S.A., whose objective is to establish, administer and manage the benefit plans of various entities with whom it has entered into advisory agreements.

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

On June 20, 2008, the 352,730,590 common shares of TmarPart owned by Asseca were distributed to L.F. Tel and Andrade Gutierrez Investimentos em Telecomunicações S.A. (currently Luxemburgo), with each receiving 176,365,295 common shares of TmarPart. As a result, Asseca is no longer a shareholder of TmarPart and has no rights under the Global Shareholders’ Agreement or the Control Group Shareholders’ Agreement.

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

On January 25, 2011, TmarPart’s shareholders amended the Global Shareholders’ Agreement and the Control Group Shareholders’ Agreement to reflect Bratel’s acquisition of voting shares of TmarPart and to increase the quorum requirements to hold pre-meetings and approve certain designated matters. The amendment to the Global Shareholders’ Agreement was entered into among AG Telecom, Luxemburgo, BNDESPar, PREVI, FASS, FUNCEF, PETROS, L.F. Tel and Bratel, as parties, with TmarPart and Portugal Telecom SGPS, as intervening parties. The amendment to the Control Group Shareholders’ Agreement was entered into among AG Telecom, Luxemburgo, L.F. Tel and FASS, as parties, with TmarPart, as intervening party.

Global Shareholders’ Agreement

The initial term of the Global Shareholders’ Agreement expires on the later of April 25, 2048 and the expiration date of the last to expire of the concessions or authorizations held by TmarPart or its subsidiaries. The term of the Global Shareholders’ Agreement may be extended for successive periods of 10 years with the consent of each of the parties thereto.

The parties to the Global Shareholders’ Agreement have agreed to the following provisions with respect to elections of members of the boards of directors and executive officers, and the voting of their shares, of TNL, Telemar and Brasil Telecom and each of TNL’s other subsidiaries that have annual net operating revenue equal to or greater than R$100 million, which we refer to as the controlled subsidiaries:

•	AG Telecom, L.F. Tel, and FASS will together have the right to designate a majority of the members of the board of directors of each of the controlled subsidiaries;

•

each increment of 7% of the voting share capital of TmarPart held by each of AG Telecom, L.F. Tel and FASS will entitle that party to designate one member of the board of directors of each of the controlled subsidiaries and his or her alternate;

•

so long as it holds at least 7% of the voting share capital of TmarPart, Bratel will be entitled to designate two members of the board of directors of TNL and their alternates, among the directors and executive officers of Bratel;

•

each increment of 7% of the voting share capital of TmarPart held by each of BNDESPar, PREVI, PETROS and FUNCEF will entitle that party to designate (1) one member of the board of directors of TNL and his or her alternate, and (2) one member of the board of directors of each of the controlled subsidiaries and his or her alternate;

•	PREVI, PETROS and FUNCEF will be entitled to aggregate their shares with BNDESPar to determine their eligibility to exercise the rights described above;

•

AG Telecom, L.F. Tel, BNDESPar, Bratel, FASS, PREVI, PETROS, and FUNCEF will together, through rules outlined in the Global Shareholders’ Agreement, select the chief executive officers of each of the controlled subsidiaries;

•	the chief executive officer of TNL will select the other executive officers of TNL;

•	the chief executive officer of TNL in conjunction with the chief executive officer of each of the other controlled subsidiaries will select the other executive officers of that controlled subsidiary;

•	BNDESPar, PREVI, PETROS, and FUNCEF collectively have the right to designate one member to the Fiscal Council of each of the controlled subsidiaries; and

•

AG Telecom, Luxemburgo, L.F. Tel, BNDESPar, Bratel, FASS, PREVI, FUNCEF and PETROS will hold pre-meetings prior to meetings of shareholders and of the boards of directors of the controlled subsidiaries and will vote their TmarPart shares and instruct their representatives on the these boards of directors to vote in accordance with the decisions made at the pre-meetings.

Under the Global Shareholders’ Agreement, each of the parties has agreed:

•

not enter into other shareholders’ agreements with respect to its TmarPart shares, other than (1) the Global Shareholders’ Agreement, (2) the Control Group Shareholders’ Agreement and (3) the shareholders agreement entered into between Bratel and Andrade Gutierrez Telecomunicações Ltda. and La Fonte Telecom S.A.;

•

not to amend the Global Shareholders’ Agreement, the Control Group Shareholders’ Agreement or the shareholders agreement entered into between Bratel and Andrade Gutierrez Telecomunicações Ltda. and La Fonte Telecom S.A. without the consent of all parties to the Global Shareholders’ Agreement;

•	not to grant any liens on any of its TmarPart shares;

•

to grant a right of first refusal and tag along rights to the other parties to the Global Shareholders’ Agreement with respect to any sale of its TmarPart shares, except that FASS must grant the right of first refusal for its TmarPart shares to AG Telecom and L.F. Tel;

•

that the other parties to the Global Shareholders’Agreement have the right to sell, and Bratel has the obligation to buy, up to all of the other parties’ shares of TmarPart in the event that Bratel acquires control of TmarPart;

•	to offer its TmarPart shares to the other parties to the Global Shareholders’ Agreement in the event of a transfer of control of such shareholder;

•

that AG Telecom or L.F. Tel, as the case may be, must offer its TmarPart shares to the other parties to the Global Shareholders’ Agreement in the event that Bratel acquires control of AG Telecom or L.F. Tel; and

•	that the other shareholders have the right to purchase all of Bratel’s TmarPart shares in the event of a change of control of Portugal Telecom.

Control Group Shareholders’ Agreement

The initial term of the Control Group Shareholders’ Agreement expires on April 25, 2048 and may be extended for successive periods of 10 years with the consent of each of the parties thereto.

Under the Control Group Shareholders’ Agreement, each of the parties has agreed:

•	to hold pre-meetings prior to the pre-meetings to be held pursuant to the Global Shareholders’ Agreement and to vote their TmarPart shares in accordance with the decisions made at such pre-meetings;

•	that any TmarPart shares sold by a party to the Control Group Shareholders’ Agreement to any other party to this agreement will remain subject to this agreement; and

•

that if a party to the Control Group Shareholders’ Agreement sells all or part of its TmarPart shares to another party or to a third party, the purchaser(s) and the selling party, as the case may be, will be considered one voting block for the purposes of the Control Group Shareholders’ Agreement (even if the purchaser(s) is/are already a party to the agreement) and that such voting block will hold pre-meetings prior to the meetings of the parties to the Control Group Shareholders’ Agreement.

Related Party Transactions

The following summarizes the material transactions that we have engaged in with our principal shareholders and their affiliates since January 1, 2010.

We are a party to two shareholder’s agreements with the controlling shareholders of our company. See “—Major Shareholders—TmarPart Shareholders Agreements.”

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

BNDES Facilities

For a description of our credit facilities with BNDES, see “Item 5. Operating and Financial Review and Prospects—Indebtedness and Financing Strategy—Long-Term Indebtedness.” For other information about these agreements, see note 20 to our consolidated financial statements.

Telemar

The Brazilian General Telecommunications Law requires all telecommunication service providers to interconnect their networks with those of other providers on a non-discriminatory basis. As a result, our company, on the one hand, and Telemar and its subsidiaries, on the other hand, make certain interconnection payments to each other on terms established by ANATEL. In 2010, Telemar and its subsidiaries paid an aggregate of R$126.0 million to us and we paid an aggregate of R$29.8 million to Telemar and its subsidiaries related to interconnection payments. See “Item 4. Information on the Company—Our Services—Network Usage Service (Interconnection Services).”

In February 2009, Brasil Telecom Holding subscribed private debentures issued by Telemar. As a result of the merger of Brasil Telecom Holding into our company on September 30, 2009, we became the holders of these debentures. In March 2009, Brasil Telecom Mobile subscribed additional private debentures issued by Telemar. The outstanding principal amount of these debentures is payable at maturity in December 2013. These debentures bear interest at a rate of CDI plus 4.0% per annum, payable with the principal at maturity. At December 31, 2010, the outstanding amount of these debentures was R$1,911 million.

TNL has provided guarantees of all of our indebtedness to BNDES. In addition, TNL provides a guarantee of our debentures through a surety. We paid fees to TNL of R$5 million in 2010 with respect to these guarantees.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

Legal Proceedings

General

We are a party to certain legal proceedings arising in the normal course of business, including civil, administrative, tax, social security and labor proceedings. We classify our risk of loss in legal proceedings as “remote,” “possible” or “probable,” and we only record provisions for reasonably estimable probable losses, as determined by our management. As of December 31, 2010, the total estimated amount in controversy for those proceedings in respect of which the risk of loss was deemed probable or possible totaled approximately R$9,718 million, and we had established provisions of R$4,297 million relating to these proceedings. Our provisions for legal contingencies are subject to monthly monetary adjustments. For a detailed description of our provisions for contingencies, see note 24 to our consolidated financial statements.

Tax Proceedings

As of December 31, 2010, the total estimated contingency in connection with tax proceedings against us in respect of which the risk of loss was deemed probable or possible totaled R$2,709 million and we had recorded provisions of R$274 million relating to these proceedings.

The Brazilian corporate tax system is complex, and we are currently involved in tax proceedings regarding, and have filed claims to avoid payment of, certain taxes that we believe are unconstitutional. These tax contingencies, which relate primarily to value-added tax, service tax and taxes on revenue, are described in detail in note 24 to our consolidated financial statements. We record provisions for probable losses in connection with these claims based on an analysis of potential results, assuming a combination of litigation and settlement strategies. We currently do not believe that the proceedings that we consider as probable losses, if decided against us, will have a material adverse effect on our financial position. It is possible, however, that our future results of operations could be materially affected by changes in our assumptions and the effectiveness of our strategies with respect to these proceedings.

Value-Added State Taxes (ICMS)

Under the regulations governing the ICMS, in effect in all Brazilian states, telecommunications companies must pay ICMS on every transaction involving the sale of telecommunication services they provide. We may record ICMS credits for each of our purchases of operational assets. The ICMS regulations allow us to apply the credits we have recorded for the purchase of operational assets to reduce the ICMS amounts we must pay when we sell our services.

We have received various tax assessments challenging the amount of tax credits that we recorded to offset the ICMS amounts we owed. Most of the tax assessments are based on two main issues: (1) whether ICMS is due on those services subject to the Local Service Tax (Imposto Sobre Serviços de Qualquer Natureza), or ISS; and (2) whether some of the assets we have purchased are related to the telecommunication services provided, and, therefore, eligible for an ICMS tax credit. A small part of the assessments that are considered to have a probable risk of loss are related to: (1) whether certain revenues are subject to ICMS tax or ISS tax; (2) offset and usage of tax credits on the purchase of goods and other materials, including those necessary to maintain the network; and (3) assessments related to non-compliance with certain ancillary (non-monetary) obligations.

As of December 31, 2010, we deemed the risk of loss as possible with respect to approximately R$1,120 million of these assessments and had not recorded any provisions in respect of these assessments. As of that date, we had recorded provisions in the amount of R$255 million for those assessments in respect of which we deemed the risk of loss as probable.

Local Service Tax (ISS)

We have received various tax assessments claiming that we owe ISS taxes on supplementary services. We have challenged these assessments on the basis that ISS taxes should not be applied to supplementary services (such as, among others things, equipment leasing and technical and administrative services) provided by telecommunication service providers, because these services do not clearly fit into the definition of “telecommunication services.”

As of December 31, 2010, we deemed the risk of loss as possible with respect to approximately R$357 million of these assessments and had not recorded any provisions in respect of these assessments. As of that date, we had recorded provisions in the amount of R$8 million for those assessments in respect of which we deemed the risk of loss as probable.

FUST

The FUST is a fund that was established to promote the expansion of telecommunication services to non-commercially viable users. We are required to make contributions to the FUST. Due to a change by ANATEL in the basis for calculation of our contributions to the FUST, we made provisions for additional contributions to this fund.

With respect to the calculation of the contribution to the FUST, the Brazilian Association of Fixed-Line Companies (Associação Brasileira das Empresas de Telefonia Fixa) of which we are members, filed a lawsuit to request a review of the applicable legislation.

As of December 31, 2010, we deemed the risk of loss as possible with respect to approximately R$580 million of these assessments and had not recorded any provisions in respect of these assessments. As of that date, we had recorded provisions in the amount of $4 million for assessments of the FUST in respect of which we deemed the risk of loss as probable.

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

As of December 31, 2010, we deemed the risk of loss as possible with respect to approximately R$308 million of these assessments and had not recorded any provisions in respect of these assessments. As of that date, we had recorded provisions of R$1 million for those assessments in respect of which we deemed the risk of loss as probable.

Civil Claims

As of December 31, 2010, the total estimated contingency in connection with civil claims against us, including ANATEL proceedings, in respect of which the risk of loss was deemed probable or possible, totaled R$3,866 million and we had recorded provisions of R$3,086 million relating to these proceedings.

Administrative Proceedings

Almost every week, we receive notifications from ANATEL requesting information about our compliance with the various services obligations imposed on our company by virtue of our concession agreements. When we are not able to comply with these requests or with our concession obligations, ANATEL may initiate administrative proceedings to impose sanctions on us. We have received various notifications, mainly for not meeting certain goals or obligations set out in the General Plan on Universal Service or the General Plan on Quality Goals, such as responding to complaints relating to billing errors, requests for service repairs on a timely basis and requests from locations with collective or individual access. As of December 31, 2010, we deemed the risk of loss as possible with respect to approximately R$153 million of these claims and had not recorded any provisions in respect of these claims. As of that date, we had recorded provisions in the amount of R$240 million for those claims in respect of which we deemed the risk of loss as probable.

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

Beginning in June 1997, certain of CRT’s fixed-line subscribers began to file suits in which they claimed that the calculation used by CRT to arrive at the number of shares to be issued pursuant to the financial interest agreements was incorrect and resulted in the claimants receiving too few shares.

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

As of December 31, 2010, we had recorded provisions in the amount of R$2,416 million for those claims in respect of which we deemed the risk of loss as probable.

Customer Service Centers

We are a defendant in 69 civil class actions filed by the Attorney General of the National Treasury jointly with certain consumer agencies demanding the re-opening of customer service centers. The lower courts rendered decisions unfavorable to us in 24 of these civil class actions, and we have appealed these decisions. As of December 31, 2010, we had recorded provisions in the amount of R$120 million for those claims in respect of which we deemed the risk of loss as probable.

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

As of December 31, 2010, the total estimated contingency in connection with labor claims against us in respect of which the risk of loss was deemed probable or possible totaled R$3,143 million and we had recorded provisions of R$937 million relating to these proceedings.

Dividends and Dividend Policy

Payment of Dividends

Our dividend distribution policy has historically included the distribution of periodic dividends, based on annual balance sheets approved by our board of directors. When we pay dividends on an annual basis, they are declared at our annual shareholders’ meeting, which we are required by the Brazilian Corporation Law and our by-laws to hold by April 30 of each year. When we declare dividends, we are generally required to pay them within 60 days of declaring them unless the shareholders’ resolution establishes another payment date. In any event, if we declare dividends, we must pay them by the end of the fiscal year for which they are declared. Under Article 9 of Law 9,249/95 and our by-laws, we also may pay interest attributable to shareholders’ equity as an alternative form of dividends upon approval of our board of directors. For a more detailed description of interest attributable to shareholders’ equity, see “—Payment of Dividends and Interest Attributable to Shareholders’ Equity—Interest Attributable to Shareholders’ Equity.”

The following table sets forth the dividends and/or interest attributable to shareholders’ equity paid to holders of our common shares and preferred shares since January 1, 2006 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date.

		Nominal Reais per		US$ equivalent per
Year	Payment Date	Common Shares	Preferred Shares	Common Shares	Preferred Shares
2007	May 31, 2007(1)	0.7506	0.7506	0.3891	0.3891
2008	April 16, 2008(2)	1.3840	1.3840	0.8288	0.8288
2009	August 10, 2009 (3)	0.5924	0.5924	0.3220	0.3220
2010	January 21, 2010 (3)	0.1528	0.1528	0.7605	0.7605

(1)	Represents interest attributable to shareholders’ equity of R$0.6375 (US$0.3305) per common and preferred share, plus dividends of R$0.1131 (US$0.0586) per common and preferred share.
(2)	Represents interest attributable to shareholders’ equity of R$0.6403 (US$0.3834) per common and preferred share, plus dividends of R$0.7437 (US$0.4454) per common and preferred share.
(3)	Represents interest attributable to shareholders’ equity.

The following discussion summarizes the principal provisions of the Brazilian Corporation Law and our by-laws relating to the distribution of dividends, including interest attributable to shareholders’ equity.

Calculation of Adjusted Net Profit

At each annual shareholders’ meeting, our board of directors is required to recommend how to allocate our net profit for the preceding fiscal year, which recommendation our board of executive officers initially submits to our board of directors for approval. This allocation is subject to approval by our common shareholders. The Brazilian Corporation Law defines “net profit” for any fiscal year as our net income after income taxes for that fiscal year, net of any accumulated losses from prior fiscal years and any amounts allocated to employees’ participation in our net profit in that fiscal year. Under the Brazilian Corporation Law, our adjusted net profit available for distribution are equal to our net profit in any fiscal year, reduced by amounts allocated to our legal reserve and other applicable reserves, and increased by any reversals of reserves that we constituted in prior years.

Our calculation of net profit and allocations to reserves for any fiscal year are determined on the basis of financial statements prepared in accordance with Brazilian GAAP.

Reserve Accounts

Under the Brazilian Corporation Law and our by-laws, we are required to maintain a legal reserve. In addition, we are permitted by the Brazilian Corporation Law to establish the following discretionary reserves:

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

Legal Reserve Account

Under the Brazilian Corporation Law and our by-laws, we must allocate 5% of our net profit for each fiscal year to our legal reserve until the aggregate amount of our legal reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which our legal reserve, when added to our other reserves, exceeds 30% of our shareholders’ equity. At December 31, 2010, we had a balance of R$384 million in our legal reserve account.

Capital Reserve Accounts

Under the Brazilian Corporation Law, we are also permitted to record a capital reserve that may be used only (1) to absorb losses which exceed retained earning and income reserves as defined in the Brazilian Corporation Law, (2) to redeem or repurchase share capital and/or participation certificates, (3) to increase our capital, or (4) if specified in our by-laws (which currently do not so specify), to pay preferred share dividends. Amounts allocated to our capital reserves are unavailable for the payment of distributions and are not taken into consideration for purposes of determining the mandatory distributable amount. At December 31, 2010, we had a balance of R$5,870 million in our capital reserve accounts.

Dividend Preference of Preferred Shares

Under our by-laws, our preferred shareholders are entitled to a minimum annual non-cumulative preferential dividend, or the Minimum Preferred Dividend, equal to the greater of (1) 6.0% per year of their pro rata share of our capital, or (2) 3.0% per year of the book value of our shareholders’ equity divided by our total number of shares, before dividends may be paid to our common shareholders. Distributions of dividends in any year are made:

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

Mandatory Distributions

As permitted by the Brazilian Corporation Law, our by-laws specify that 25% of our adjusted net profit for each fiscal year must be distributed to shareholders as dividends or interest attributable to shareholders’ equity. We refer to this amount as the mandatory distributable amount.

The mandatory distributable amount of dividends and interest attributable to shareholders’ equity is recognized as a provision at the year-end. Any proposed dividends above the mandatory distributable amount are only recognized when declared.

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

The Brazilian Corporation Law permits us to suspend the mandatory distribution in respect of common shares and preferred shares if our board of directors reports to our annual shareholders’ meeting that the distribution would be incompatible with our financial condition at that time. Our fiscal council must approve any suspension of the mandatory distribution. In addition, our management must report the reasons of any suspension of the mandatory distribution to the CVM. We must allocate net profit not distributed by our company as a result of a suspension to a special reserve and, if not absorbed by subsequent losses, we must distribute these amounts as soon as our financial condition permits. In case our profits reserves, as defined in the Brazilian Corporation Law, exceed our share capital, the excess must be credited to shareholders’ equity or used for the payment of distributions.

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

The common and preferred shares underlying our ADSs are held in Brazil by the depositary, which has registered with the Brazilian Central Bank as the registered owner of our common and preferred shares. Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the depositary. The depositary will then convert such proceeds into dollars and will cause such dollars to be distributed to holders of our ADSs. As with other types of remittances from Brazil, the Brazilian government may impose temporary restrictions on remittances to foreign investors of the proceeds of their investments in Brazil, as it did for approximately six months in 1989 and early 1999, and on the conversion of Brazilian currency into foreign currencies, which could hinder or prevent the depositary from converting dividends into U.S. dollars and remitting these U.S. dollars abroad. See “Item 3. Key Information—Risk Factors—Risks Relating to Our Preferred Shares and the ADSs.”

Dividends

We are required by the Brazilian Corporation Law and by our by-laws to hold an annual shareholders’ meeting by April 30 of each year. At our annual shareholders’ meeting, our common shareholders may vote to declare an annual dividend. Our payment of annual dividends is based on our audited financial statements prepared for our preceding fiscal year.

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

•	50% of the sum of our retained earnings and income reserves.

Any payment of interest attributable to shareholders’ equity to holders of our common shares, preferred shares or ADSs, whether or not they are Brazilian residents, is subject to Brazilian withholding tax at the rate of 15%, except that a 25% withholding tax rate applies if the recipient is a resident of a tax haven jurisdiction. A tax haven jurisdiction is a country (1) that does not impose income tax or whose income tax rate is lower than 20%, or (2) which does not permit disclosure of the identity of shareholders of entities organized under its jurisdiction. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations.” Under our by-laws, we may include the amount distributed as interest attributable to shareholders’ equity, net of any withholding tax, as part of the mandatory distributable amount.

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

Markets for Our Equity Securities

The principal trading market for our common shares and preferred shares is the BM&FBOVESPA, where they are traded under the symbols “BRTO3” and “BRTO4,” respectively. Our common shares and preferred shares began trading on the BM&FBOVESPA on July 10, 1992. On November 16, 2001, our Preferred ADSs began trading on the NYSE under the symbol “BTM.” On November 17, 2009, our Common ADSs began trading on NYSE under the symbol “BTMC.”

We have registered our Common ADSs and Preferred ADSs with the SEC pursuant to the Securities Act. On December 31, 2010, there were 10,187,686 Common ADSs outstanding, representing 10,187,686 common shares, or 5.0% of our outstanding common shares and 25,189,560 Preferred ADSs outstanding, representing 75,568,680 preferred shares, or 19.6% of our outstanding preferred shares.

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

	BM&FBOVESPA			NYSE
	Reais per Preferred Share			U.S. dollars per Preferred ADS
	Closing Price per Preferred Share		Average Daily Trading Volume (thousands of shares)	Closing Price per Preferred ADS		Average Daily Trading Volume (thousands of Preferred ADSs)
	High	Low		High	Low
	(in reais)			(in U.S. dollars)
2006	11.30	7.45	1,392.6	15.92	10.14	88.8
2007	18.50	9.77	1,353.8	31.32	13.79	137.1
2008	20.94	10.81	1,061.6	37.80	14.45	185.9
2009	18.29	11.06	600.6	32.40	13.59	98.1
2010	17.43	10.45	899.6	30.91	17.06	270.4
2009
First Quarter	14.80	11.06	477.4	19.60	13.59	88.2
Second Quarter	14.90	12.01	613.1	22.15	17.38	86.9
Third Quarter	15.68	12.03	630.2	26.32	18.51	77.3
Fourth Quarter	18.29	14.78	681.7	32.40	25.29	139.2
2010
First Quarter	17.43	11.38	1,002.33	30.91	18.68	206.4
Second Quarter	12.63	10.45	1,082.29	21.21	17.06	263.4
Third Quarter	12.46	10.81	580.3	20.98	18.30	197.4
Fourth Quarter	13.35	11.23	947.9	23.61	19.90	425.5
2011
First Quarter	14.56	12.25	751.3	27.01	22.53	230.8
Most Recent Six Months
October 2010	12.59	11.23	696.8	22.40	19.90	368.4
November 2010	13.35	11.94	1,385.6	23.61	20.54	510.2
December 2010	12.49	11.50	770.2	21.93	20.00	399.3
January 2011	13.29	12.25	805.5	24.05	22.59	245.4
February 2011	13.24	12.55	614.9	24.19	23.05	196.4

	BM&FBOVESPA			NYSE
	Reais per Preferred Share			U.S. dollars per Preferred ADS
	Closing Price per Preferred Share		Average Daily Trading Volume (thousands of shares)	Closing Price per Preferred ADS		Average Daily Trading Volume (thousands of Preferred ADSs)
	High	Low		High	Low
	(in reais)			(in U.S. dollars)
March 2011	14.56	12.54	829.8	27.01	22.53	246.6
April 2011(1)	16.44	14.96	1,002.0	31.24	27.68	343.3

(1)	Through April 26, 2011.

Source: Economática Ltda./ Bloomberg

	BM&FBOVESPA			NYSE
	Reais per Common Share			U.S. dollars per Common ADS
	Closing Price per Common Share		Average Daily Trading Volume (thousands of shares)	Closing Price per Common ADS		Average Daily Trading Volume (thousands of Common ADSs)(1)
	High	Low		High	Low
	(in reais)			(in U.S. dollars)
2006	27.85	17.00	1.2	—	—	—
2007	37.50	24.99	1.8	—	—	—
2008	55.50	31.10	3.8	—	—	—
2009	61.00	25.70	36.9	17.85	15.27	29.6
2010	28.55	13.75	111.1	16.44	7.19	70.8
2009
First Quarter	60.00	54.05	5.5	—	—	—
Second Quarter	61.00	55.50	1.2	—	—	—
Third Quarter	35.50	26.90	0.5	—	—	—
Fourth Quarter	31.94	25.70	111.1	17.85	15.27	29.6
2010
First Quarter	28.55	15.51	129.8	16.44	8.27	40.4
Second Quarter	18.60	13.75	196.1	10.25	7.19	153.5
Third Quarter	16.58	14.40	67.5	9.12	8.01	41.8
Fourth Quarter	16.49	14.36	51.9	9.61	8.13	47.4
2011
First Quarter	17.69	15.28	57.0	10.83	9.13	14.7
Most Recent Six Months
October 2010	15.93	14.80	41.0	9.29	8.57	56.0
November 2010	16.49	14.37	47.7	9.61	8.13	31.4
December 2010	15.34	14.36	66.3	8.99	8.25	54.5
January 2011	17.29	15.28	65.9	10.07	9.13	21.7
February 2011	17.09	16.20	35.1	10.16	9.74	11.9
March 2011	17.69	16.10	69.3	10.83	9.64	9.5
April 2011(1)	18.45	17.34	129.9	11.65	10.93	12.0

(1)	Through April 26, 2011.

Source: Economática Ltda./ Bloomberg

On April 26, 2011, the closing sales price of:

•	our common shares on the BM&FBOVESPA was R$17.34 per common share;

•	our Common ADSs on the NYSE was US$10.93 per Common ADS;

•	our preferred shares on the BM&FBOVESPA was R$15.30 per preferred share; and

•	our Preferred ADSs on the NYSE was US$29.30 per Preferred ADS.

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

Disclosure Requirements

Law No. 6,385 requires that a publicly traded company, such as our company, submit to the CVM and the BM&FBOVESPA certain periodic information, including annual and quarterly reports prepared by management and independent auditors. Law No. 6,385 also requires us to file with the CVM our shareholders’ agreements, notices of shareholders’ meetings and copies of the minutes of these meetings.

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

IFRS Convergence

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

On May 27, 2009, Law No. 11,941 was enacted, codifying CVM Deliberation No. 560 and amending numerous provisions of the Brazilian Corporation Law and Brazilian tax regulations to enable greater convergence between Brazilian GAAP and IFRS. Law No. 11,941 is currently subject to several accounting complementary regulations that affect, among others, the accounting of goodwill, deferred expenses, stock, provisions and real estate investments. Law No. 11,941 also broadens the criteria to be observed upon the elaboration of the notes to the financial statements. Financial statements as of December 31, 2010 of companies listed on the BM&FBOVESPA must be prepared in accordance with the new regulations. The adoption of the new accounting criteria in tax computations is optional.

Integrated Disclosure

On December 7, 2009, the CVM issued CVM Instruction No. 480 in order to, among other things:

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

Recommendations Regarding Business Combination Transactions Between Affiliated Companies

In September 2008, the CVM issued CVM Practice Bulletin No. 35/08 (Parecer de Orientação No. 35/08) recommending that where a controlling company and its subsidiaries or affiliated companies engage in a business combination transaction, certain additional procedures be followed to protect the non-controlling shareholders. The release constitutes guidance for Brazilian companies engaging in business combination transactions, and does not mandate that any procedure be followed. The release recommends that the constituent companies implement one of the following procedures in connection with a business combination transaction:

•	establish an independent advisory committee to protect the interests of the non-controlling shareholders and to negotiate the terms and conditions for such business combination transaction; or

•

condition the of approval of the business combination transaction upon the affirmative vote of a majority of the non-controlling shareholders of the controlled company, including the minority holders of the voting and the non-voting shares of the controlled company.

Proxy Solicitation Rules

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

Trading on the BM&FBOVESPA

Overview of the BM&FBOVESPA

In 2000, the São Paulo Stock Exchange (Bolsa de Valores de São Paulo S.A. – BVSP), or the BM&FBOVESPA, was reorganized through the execution of memoranda of understanding by the Brazilian stock exchanges. Following this reorganization, the BM&FBOVESPA was a non-profit entity owned by its member brokerage firms and trading on the BM&FBOVESPA was limited to these member brokerage firms and a limited number of authorized nonmembers. Under the memoranda, all securities are now traded only on the BM&FBOVESPA, with the exception of electronically traded public debt securities and privatization auctions, which are traded on the Rio de Janeiro Stock Exchange.

In August 2007, the BM&FBOVESPA underwent a corporate restructuring that resulted in the creation of BM&FBOVESPA Holding S.A., a public corporation, whose wholly-owned subsidiaries were (1) the BM&FBOVESPA, which is responsible for the operations of the stock exchange and the organized over-the-counter markets, and (2) the Brazilian Settlement and Custodial Company (Companhia Brasileira de Liquidação e Custódia), or CBLC, which is responsible for settlement, clearing and depositary services. In the corporate restructuring, all holders of membership certificates of the BM&FBOVESPA and of shares of CBLC became shareholders of BM&FBOVESPA Holding S.A. As a result of the corporate restructuring, access to the trading and other services rendered by the BM&FBOVESPA is not conditioned on stock ownership in BM&FBOVESPA Holding S.A.

In May 2008, the BM&FBOVESPA merged with the Commodities and Futures Exchange (Bolsa de Mercadorias & Futuros) to form the BM&FBOVESPA. In November 2008, the CBLC merged with the BM&FBOVESPA. As a result, the BM&FBOVESPA now performs its own settlement, clearing and depositary services.

Trading and Settlement

Trading of equity securities on the BM&FBOVESPA is conducted through an electronic trading system called Megabolsa every business day from 10:00 a.m. to 5:00 p.m., São Paulo time (or during daylight savings time in the U.S. from 11:00 a.m. to 6:00 p.m., São Paulo time). Trading of equity securities on the BM&FBOVESPA is also conducted after market between 5:45 p.m. and 7:00 p.m., São Paulo time (or during daylight savings time in the U.S. from 6:45 p.m. to 8:00 p.m., São Paulo time), in an after-market system connected to both traditional brokerage firms and brokerage firms operating on the internet. This after-market trading is subject to regulatory limits on price volatility of securities and on the volume of shares traded by investors operating on the internet.

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

As of December 31, 2010, the aggregate market capitalization of all companies listed on the BM&FBOVESPA was equivalent to approximately R$2,546 billion (US$1,528 billion) and the 10 largest companies listed on the BM&FBOVESPA represented approximately 56% of the total market capitalization of all listed companies. By comparison, as of December 31, 2010, the aggregate market capitalization of the companies (including U.S. and non-U.S. companies) listed on the NYSE was approximately US$14.7 trillion. The average daily trading volume of the BM&FBOVESPA and the NYSE for 2010 was approximately R$5.0 billion (US$3.0 billion) and US$70.9 billion, respectively.

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

Regulation of Foreign Investments

Trading on the BM&FBOVESPA by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a non-Brazilian holder, is subject to certain limitations under Brazilian foreign investment regulations. With limited exceptions, non-Brazilian holders may trade on the BM&FBOVESPA only in accordance with the requirements of Resolution No. 2,689 of the National Monetary Council. Resolution No. 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions that are authorized by the Central Bank and the CVM. In addition, Resolution No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on the BM&FBOVESPA or qualified over-the-

counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through private transactions. See “Item 10. Additional Information—Exchange Controls—Resolution 2,689” for further information about Resolution 2,689, and “Item 10. Additional Information—Taxation—Brazilian Tax Considerations—Taxation of Gains” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 2,689.

ITEM 10.	ADDITIONAL INFORMATION

Description of Our Company’s By-laws

The following is a summary of the material provisions of our by-laws and of the Brazilian Corporation Law. In Brazil, a company’s by-laws (estatuto social) are the principal governing document of a corporation (sociedade anônima).

General

Our registered name is Brasil Telecom S.A., and our registered office is located in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil. Our registration number with the Brazilian Commercial Registry is No. 33.3.0029520-8. We have been duly registered with the CVM under No. 11312 since March 27, 1980. Our headquarters are located in City of Rio de Janeiro, State of Rio de Janeiro, Brazil. Our company has a perpetual existence.

At April 26, 2011, we had outstanding share capital of R$3,731,058,950.28, equal to 603,020,546 total shares, consisting of 203,423,176 issued common shares and 399,597,370 issued preferred shares, including 13,231,556 preferred shares held in treasury. All of our outstanding share capital is fully paid. All of our shares are without par value. Under the Brazilian Corporation Law, the aggregate number of our non-voting and limited voting preferred shares may not exceed two-thirds of our total outstanding share capital.

Corporate Purposes

Under Article 2 of our by-laws, our corporate purposes are:

•	to offer telecommunication services and all activities required or useful for the operation of these services, in conformity with our concessions, authorizations and permits;

•	to participate in the capital of other companies seeking to fulfill the national telecommunications policy;

•	to organize wholly-owned subsidiaries for the performance of activities consistent with our corporate purposes;

•	to import, or promote the importation of, goods and services that are necessary to the performance of activities consistent with our corporate purposes;

•	to provide technical assistance services to other telecommunications companies engaged in activities of common interest;

•	to perform study and research activities aimed at the development of the telecommunications sector;

•	to enter into contracts and agreements with other telecommunications companies or other persons or entities to assure the operations of our services; and

•	to perform other activities related to the above corporate purposes.

Board of Directors

Under the Brazilian Corporation Law, any matters subject to the approval of our board of directors can be approved by a simple majority of votes of the members present at a duly convened meeting, unless our by-laws otherwise specify. Under our by-laws, our board of directors may only deliberate if a majority of its members are present at a duly convened meeting. Any resolutions of our board of directors may be approved by the affirmative vote of a majority of the members present at the meeting.

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

Qualification of Directors

The Brazilian Corporation Law requires members of our board of directors to own shares of our company. However, there is no minimum share ownership or residency requirement to qualify for membership on our board of directors. Our by-laws do not require the members of our board of directors to be residents of Brazil. The Brazilian Corporation Law requires each of our executive officers to be residents of Brazil.

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

Compensation

Under our by-laws, our common shareholders approve the aggregate compensation payable to our directors, executive officers and members of our fiscal council. Subject to this approval, our board of directors establishes the compensation of its members and of our executive officers. See “Item 6. Directors, Senior Management and Employees—Compensation.”

Mandatory Retirement

Neither the Brazilian Corporation Law nor our by-laws establish any mandatory retirement age for our directors or executive officers.

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

Our preferred shares are non-voting, except in limited circumstances, and do not have priority over our common shares in the case of our liquidation. See “—Voting Rights” for information regarding the voting rights of our preferred shares and “Item 8. Financial Information—Dividends and Dividend Policy—Calculation of Adjusted Net Profit” and “—Dividend Preference of Preferred Shares” for information regarding the distribution preferences of our preferred shares.

Shareholders’ Meetings

Under the Brazilian Corporation Law, we must hold an annual shareholders’ meeting by April 30 of each year in order to:

•

approve or reject the financial statements approved by our board of directors and board of executive officers, including any recommendation by our board of directors for the allocation of net profit and distribution of dividends;

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

We convene our shareholders’ meetings, including our annual shareholders’ meeting, by publishing a notice in the national edition of Valor Econômico, a Brazilian newspaper, and in the Official Gazette of the state of Rio de Janeiro (Diário Oficial do Estado do Rio de Janeiro). On the first call of any meeting, the notice must be published no fewer than three times, beginning at least 15 calendar days prior to the scheduled meeting date. For meetings involving the issuance of securities or deliberations where preferred shareholders are entitled to vote, the notice must be published at least 30 calendar days prior to the scheduled meeting date. The notice must contain the meeting’s place, date, time, agenda and, in the case of a proposed amendment to our by-laws, a description of the subject matter of the proposed amendment.

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

Each shareholders’ meeting is presided over by the chief executive officer, who is responsible for choosing a secretary of the meeting. A shareholder may be represented at a shareholders’ meeting by an attorney-in-fact appointed by the shareholder not more than one year before the meeting. The attorney-in-fact must be a shareholder, a member of our board of directors, a lawyer or a financial institution, and the power of attorney appointing the attorney-in-fact must comply with certain formalities set forth under Brazilian law. To be admitted to a shareholders’ meeting, a person must produce proof of his or her shareholder status or a valid power of attorney.

In order for a valid action to be taken at a shareholders’ meeting, shareholders representing at least 25% of our issued and outstanding voting share capital must be present on first call. However, shareholders representing at least two-thirds of our issued and outstanding voting share capital must be present at a shareholders’ meeting called to amend our by-laws. If a quorum is not present, our board of directors may issue a second call by publishing a notice as described above at least eight calendar days prior to the scheduled meeting. The quorum requirements do not apply to a meeting held on the second call, and the shareholders’ meetings may be convened with the presence of shareholders representing any number of shares (subject to the voting requirements for certain matters described below). A shareholder without a right to vote may attend a shareholders’ meeting and take part in the discussion of matters submitted for consideration.

Voting Rights

Under the Brazilian Corporation Law and our by-laws, each of our common shares entitles its holder to one vote at our shareholders’ meetings. Our preferred shares generally do not confer voting rights, except in limited circumstances described below. We may not restrain or deny any voting rights without the consent of the majority of the shares affected. Whenever the shares of any class of share capital are entitled to vote, each share is entitled to one vote.

Voting Rights of Common Shares

Except as otherwise provided by law, resolutions of a shareholders’ meeting are passed by a simple majority vote of the holders of our common shares present or represented at the meeting, without taking abstentions into account. Under the Brazilian Corporation Law, the approval of shareholders representing at least a majority of our outstanding voting shares is required for the types of action described below:

•

creating preferred shares or disproportionately increasing an existing class of our preferred shares relative to the other classes of our preferred shares, other than to the extent permitted by our by-laws;

•

changing a priority, preference, right, privilege or condition of redemption or amortization of any class of our preferred shares or creating a new class of preferred shares that has a priority, preference, right, condition or redemption or amortization superior to an existing class of our preferred shares;

•	reducing the mandatory dividend set forth in our by-laws;

•	changing our corporate purpose;

•	merging our company with another company, or consolidating our company, subject to the conditions set forth in the Brazilian Corporation Law;

•	transferring all of our shares to another company, known as an “incorporação de ações” under the Brazilian Corporation Law;

•	participating in a centralized group of companies (grupo de sociedades) as defined under the Brazilian Corporation Law and subject to the conditions set forth in the Brazilian Corporation Law;

•	dissolving or liquidating our company or canceling any ongoing liquidation of our company;

•	creating any founders’ shares (partes beneficiárias) entitling the holders thereof to participate in the profits of our company; and

•	spinning-off of all or any part of our company.

In addition, pursuant to our by-laws extraordinary meetings called to decide on these matters must be called at least 30 days in advance of the scheduled meeting date.

Decisions on the transformation of our company into another form of company require the unanimous approval of our shareholders, including the holders of our preferred shares.

Our company is required to give effect to shareholders agreements that contain provisions regarding the purchase or sale of our shares, preemptive rights to acquire our shares, the exercise of the right to vote our shares or the power to control our company, if these agreements are filed with our headquarters in Rio de Janeiro. Brazilian Corporation Law obligates the president of any shareholder or board of directors meeting to disregard any vote taken by any of the parties to any shareholders agreement that has been duly filed with our company that violates the provisions of any such agreement. In the event that a shareholder that is party to a shareholders agreement (or a director appointed by such shareholder) is absent from any shareholders’ or board of directors’ meeting or abstains from voting, the other party or parties to that shareholders agreement have the right to vote the shares of the absent or abstaining shareholder (or on behalf of the absent director) in compliance with that shareholders agreement.

Under the Brazilian Corporation Law, neither our by-laws nor actions taken at a shareholders’ meeting may deprive any of our shareholders of certain specific rights, including:

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

The Brazilian Corporation Law and our by-laws provide that our preferred shares will acquire unrestricted voting rights after the third consecutive fiscal year that we fail to pay the minimum dividends to which our preferred shares are entitled. This voting right will continue until the past due minimum dividend for any year in that three consecutive-year period is paid in full. Our preferred shareholders will also obtain unrestricted voting rights if we enter into a liquidation process.

Under the Brazilian Corporation Law, the following actions require ratification by the majority of issued and outstanding shares of the affected class within one year from the shareholders’ meeting at which the common shareholders approve the action:

•

the creation of preferred shares or a disproportionate increase of an existing class of our preferred shares relative to the other classes of our preferred shares, other than to the extent permitted by our by-laws;

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

Upon our liquidation, our preferred shares do not have a liquidation preference over our common shares in respect of the distribution of our net assets. In the event of our liquidation, the assets available for distribution to our shareholders would be distributed to our shareholders in an amount equal to their pro rata share of our legal capital. If the assets to be so distributed are insufficient to fully compensate our all of our shareholders for their legal capital, each of our shareholders would receive a pro rata amount (based on their pro rata share of our legal capital) of any assets available for distribution.

Preemptive Rights

Under the Brazilian Corporation Law, each of our shareholders has a general preemptive right to subscribe for our shares or securities convertible into our shares in any capital increase, in proportion to the number of our shares held by such shareholder.

Under our by-laws, except when issuing voting shares or securities convertible into voting shares, our board of directors or our shareholders, as the case may be, may decide not to extend preemptive rights to our shareholders with respect to any issuance of our shares, debentures convertible into our shares or warrants made in connection with a public exchange made to acquire control of another company or in connection with a public offering or through a stock exchange. The preemptive rights are transferable and must be exercised within a period of at least 30 days following the publication of notice of the issuance of shares or securities convertible into our shares. Holders of our ADSs may not be able to exercise the preemptive rights relating to our preferred shares underlying their ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights or to take any other action to make preemptive rights available to holders of our ADSs, and we may not file any such registration statement.

Redemption, Amortization, Tender Offers and Rights of Withdrawal

Our by-laws or our shareholders at a shareholders’ meeting may authorize us to use our profits or reserves to redeem or amortize our shares in accordance with conditions and procedures established for such redemption or amortization. The Brazilian Corporation Law defines “redemption” (resgate de ações) as the payment of the value of the shares in order to permanently remove such shares from circulation, with or without a corresponding reduction of our share capital. The Brazilian Corporation Law defines “amortization” (amortização) as the distribution to the shareholders, without a corresponding capital reduction, of amounts that they would otherwise receive if we were liquidated. If an amortization distribution has been paid prior to our liquidation, then upon our liquidation, the shareholders who did not receive an amortization distribution will have a preference equal to the amount of the amortization distribution in the distribution of our capital.

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

The Brazilian Corporation Law and our by-laws also require the acquirer of control (in case of a change of control) or the controller (in case of delisting or a substantial reduction in liquidity of our shares) to make a tender offer for the acquisition of the shares held by minority shareholders under certain circumstances described below under “—Mandatory Tender Offers.” The shareholder can also withdraw its capital from our company under certain circumstances described below under “—Rights of Withdrawal.”

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

This right of withdrawal may be exercised by the dissenting or non-voting holders of the adversely affected class of shares (including any holder of preferred shares of an adversely affected class) in the event that the holders of a majority of all outstanding common shares authorize:

•

the creation of preferred shares or a disproportionate increase of an existing class of our preferred shares relative to the other classes of our preferred shares, other than to the extent permitted by our by-laws;

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

In addition, this right of withdrawal may be exercised by any dissenting or non-voting shareholder (including any holder of preferred shares) in the event that the holders of a majority of the outstanding common shares authorize:

•	a reduction of the mandatory dividend set forth in our by-laws;

•	our participation in a centralized group of companies;

•	a change in our corporate purpose;

•

spinning-off of all or any part of our company, if such spin-off implies (1) a change in our business purpose (except if the spun-off assets revert to a company whose main purpose is the same as ours), (2) a reduction of the mandatory dividend set forth in our by-laws, or (3) our participation in a centralized group of companies; or

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

Liability of Our Shareholders for Further Capital Calls

Neither Brazilian law nor our by-laws require any capital calls. Our shareholders’ liability for capital calls is limited to the payment of the issue price of any shares subscribed or acquired.

Inspection of Corporate Records

Shareholders that own 5% or more of our outstanding share capital have the right to inspect our corporate records, including shareholders’ lists, corporate minutes, financial records and other documents of our company, if (1) we or any of our officers or directors have committed any act contrary to Brazilian law or our by-laws, or (2)

there are grounds to suspect that there are material irregularities in our company. However, in either case, the shareholder that desires to inspect our corporate records must obtain a court order authorizing the inspection.

Disclosures of Share Ownership

Brazilian regulations require that (1) each of our controlling shareholders, directly or indirectly, (2) shareholders who have elected members of our board of directors or fiscal council, and (3) any person or group of persons representing a person that has directly or indirectly acquired or sold an interest corresponding to at least 5% of the total number of our shares of any type or class to disclose its or their share ownership or divestment to the CVM and to the BM&FBOVESPA. In addition, a statement (fato relevante) containing certain required information must be published in the national edition of Valor Econômico, a Brazilian newspaper, and in the Official Gazette of the state of Rio de Janeiro (Diário Oficial do Estado do Rio de Janeiro).

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

Interest on Shareholders’ Equity

Law No. 9,249, dated December 26, 1995, as amended, allows a Brazilian corporation, such as Brasil Telecom, to make distributions to shareholders of interest on shareholders’ equity, and treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax, and, since 1998, social contribution on net profit as well, as long as the limits described below are observed. These distributions may be paid in cash. For tax purposes, the deductible amount of this interest is limited to the daily pro rata variation of the TJLP, as determined by the Brazilian Central Bank from time to time, and the amount of the deduction may not exceed the greater of:

•

50% of net income (after the deduction of social contribution on net profit but before taking into account the provision for corporate income tax and the amounts attributable to shareholders as interest on shareholders’ equity) for the period in respect of which the payment is made; and

•	50% of the sum of retained profits and income reserves as of the date of the beginning of the period in respect of which the payment is made.

Payment of interest on shareholders’ equity to a Non-Brazilian Holder is subject to income tax withholding at the rate of 15%, or 25% if the Non-Brazilian Holder is domiciled in a country or location that is considered to be a “tax haven jurisdiction” for this purpose. For this purpose, the definition of “tax haven” encompasses countries and locations (1) that do not impose income tax, (2) that impose income tax at a rate of 20% or less, or (3) that impose restrictions on the disclosure of the ownership of investments, or of the identity of the ultimate beneficiary of earnings that are attributed to non-residents. See “—Interpretation of the Definition of “Tax Haven Jurisdictions.”

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

Taxation of Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” in general, the gross amount of a distribution made with respect to a common share, preferred share or ADS of Brasil Telecom (which for this purpose shall include distributions of interest attributable to shareholders’ equity before any reduction for any Brazilian taxes withheld therefrom) will, to the extent made from the current or accumulated earnings and profits of Brasil Telecom, as determined under U.S. federal income tax principles, constitute a dividend to a U.S. Holder for U.S. federal income tax purposes. For taxable years beginning on or before December 31, 2012, non-corporate U.S. Holders may be taxed on dividends from a qualified foreign corporation at the lower rates applicable to long-term capital gains (i.e., gains with respect to capital assets held for more than one year). A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares or ADSs that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that the ADSs of Brasil Telecom (which are listed on the NYSE), but not the common or preferred shares of Brasil Telecom, are readily tradable on an established securities market in the United States. Thus, subject to the discussion below under “—Passive Foreign Investment Company Rules,” dividends that Brasil Telecom pays on the ADS, but not on the common shares or preferred shares of Brasil Telecom, currently meet the conditions required for these reduced tax rates. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in later years. Furthermore, a U.S. Holder’s eligibility for such preferential rate is subject to certain holding period requirements and the non-existence of certain risk reduction transactions with respect to the ADSs. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under “—Passive Foreign Investment Company Rules,” if a distribution exceeds the amount of the current and accumulated earnings and profits of Brasil Telecom, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in the common share, preferred share or ADS of Brasil Telecom on which it is paid and thereafter as capital gain. Brasil Telecom does not maintain calculations of the earnings and profits of Brasil Telecom under U.S. federal income tax principles. Therefore, U.S. Holders should expect that distributions by Brasil Telecom generally will be treated as dividends for U.S. federal income tax purposes.

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

Sale, Exchange or Other Disposition of the Common Shares, Preferred Shares or ADSs of Brasil Telecom

A deposit or withdrawal of common shares or preferred shares by a U.S. Holder in exchange for the ADS that represent such shares will not result in the realization of gain or loss for U.S. federal income tax purposes. A U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of a common share, preferred share or ADS of Brasil Telecom held by the U.S. Holder or the depositary, as the case may be, in an amount equal to the difference between the U.S. Holder’s adjusted basis in its common shares, preferred shares or ADSs of Brasil Telecom (determined in U.S. dollars) and the U.S. dollar amount realized on the sale, exchange or other disposition. If a Brazilian tax is withheld on the sale, exchange or other disposition of a share, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale, exchange or other disposition before deduction of the Brazilian tax. In the case of a non-corporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to capital gain generally will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than, as discussed above, certain dividends) if such holder’s holding period for such common share, preferred share or ADS of Brasil Telecom exceeds one year (i.e., such gain is a long-term capital gain). Capital gain, if any, realized by a U.S. Holder on the sale or exchange of a common share, preferred share or ADS of Brasil Telecom generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, in the case of a disposition or deposit of a common share, preferred share or ADS of Brasil Telecom that is subject to Brazilian tax, the U.S. Holder may not be able to use the foreign tax credit for that Brazilian tax unless it can apply the credit against U.S. tax payable on other income from foreign sources in the appropriate income category, or, alternatively, it may take a deduction for the Brazilian tax if it elects to deduct all of its foreign income taxes. The deductibility of capital losses is subject to limitations under the Code.

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

Foreign Asset Reporting

Certain U.S. Holders who are individuals are required to report information relating to an interest in the common shares, preferred shares or ADSs of Brasil Telecom, subject to certain exceptions (including an exception for shares or ADSs held in accounts maintained with a U.S. financial institution). U.S. Holders are urged to consult their tax advisers regarding their information reporting obligations, if any, with respect to their ownership and disposition of the common shares, preferred shares or ADSs of Brasil Telecom.

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

Based on certain estimates of the gross income and gross assets of Brasil Telecom, the nature of its business, the size of its investment in certain subsidiaries, and its anticipated Market Capitalization, Brasil Telecom believes that it will not be classified as a PFIC for its taxable year ended December 31, 2010. Brasil Telecom’s status in future years will depend on its assets and activities in those years. Brasil Telecom has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC for the taxable year ending December 31, 2011 or any future year, but there can be no assurance that Brasil Telecom will not be considered a PFIC for any taxable year because its status will depend on its assets and activities in those years, as well as its actual Market Capitalization as determined at the end of each calendar quarter. If Brasil Telecom is or becomes a PFIC (except as discussed below), any excess distribution (generally a distribution in excess of 125% of the average distribution over a three-year period or shorter holding period for Brasil Telecom’s common shares or preferred shares) and realized gain will be treated as ordinary income and will be subject to tax as if (1) the excess distribution or gain had been realized ratably over the U.S. Holder’s holding period, (2) the amount deemed realized in each year had been subject to tax in each such year at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before Brasil Telecom became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (3) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. U.S. Holders should consult their own tax advisors regarding the tax consequences that would arise if Brasil Telecom were treated as a PFIC.

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

Legislation enacted in 2010 creates an additional annual filing requirement (the “Reporting Legislation”) for U.S. persons who are shareholders of a PFIC. The Reporting Legislation does not describe what information will be required to be included in the additional annual filing, but rather grants the Secretary of the U.S. Treasury authority to decide what information must be included in such annual filing. The IRS has recently issued guidance providing that as it develops further guidance regarding the Reporting Legislation, (1) persons that were required to file Form 8621 prior to the enactment of the Reporting Legislation must continue to file Form 8621 as appropriate, and (2) shareholders of a PFIC that were not otherwise required to file Form 8621 annually prior to March 18, 2010, will not be required to file an annual report as a result of the Reporting Legislation for taxable years beginning before March 18, 2010. The IRS has not issued further guidance on the Reporting Legislation. If Brasil Telecom were a PFIC for a given taxable year, then U.S. Holders should consult their tax adviser concerning their annual filing requirements.

Backup Withholding Tax and Information Reporting Requirements

U.S. backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders. Information reporting generally will apply to the distributions made on the common shares, preferred shares or ADSs of Brasil Telecom, and to proceeds from the sale or other disposition of the common shares, preferred shares or ADSs of Brasil Telecom made within the United States or by a U.S. payor or U.S. middleman to a holder of the common shares, preferred shares or ADSs of Brasil Telecom, other than an exempt recipient, including a corporation, a payee that is a non-U.S. person that provides an appropriate certification and certain other persons. A payor will be required to withhold backup withholding tax from any distributions made on the common shares, preferred shares or ADSs of Brasil Telecom, and any proceeds from the sale or other disposition of the common shares, preferred shares or ADSs of Brasil Telecom made within the United States or by a U.S. payor or U.S. middleman to a holder of the common shares, preferred shares or ADSs of Brasil Telecom, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 28% for taxable years through 2012.

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

The above description is not intended to constitute a complete analysis of all tax consequences relating to the ownership and disposition of common shares, preferred shares or ADSs of Brasil Telecom. Prospective purchasers should consult their own tax advisors concerning the tax consequences of their particular situations.

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

Copies of our annual report on Form 20-F and documents referred to in this annual report and our by-laws are available for inspection upon request at our headquarters at Rua General Polidoro, No. 99, 5th floor/part – Botafogo, 22280-001 Rio de Janeiro, RJ, Brazil. Our filings are also available to the public through the internet at our website at www.oi.com.br/ir. The information included on our website or that might be accessed through our website is not included in this annual report and is not incorporated into this annual report by reference.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks related to changes in exchange rates and interest rates. The principal market for our products and services is Brazil, and substantially all of our revenues are denominated in reais.

Exchange Rate Risk

We are exposed to foreign exchange risk because a significant portion of our equipment costs, such as costs relating to switching centers and software used for upgrading network capacity, are primarily denominated in foreign currencies or linked to foreign currencies, primarily the U.S. dollar. In 2010, approximately 20% of our capital expenditures were U.S. dollar-denominated or linked to the U.S. dollar. A hypothetical, instantaneous 10.0% depreciation of the real against the U.S. dollar as of December 31, 2009 would have resulted in an increase of R$18 million in the cost of our capital expenditures in 2010, assuming that we would have incurred all of these capital expenditures notwithstanding the adverse change in the exchange rates.

A small portion of our financing cost and the amount of financial liabilities that we record are also exposed to exchange rate risk. As of December 31, 2010, R$56 million, or 1.3%, of our total consolidated indebtedness was denominated in foreign currency. At December 31, 2010, we protected all of our indebtedness affected by exchange rate variation against significant variations in exchange rates (primarily U.S. dollars, Japanese Yen and Cesta de Moedas) by using foreign currency swaps and foreign currency investments. At December 31, 2010, the aggregate notional principal amount of our swap contracts was approximately US$33 million, which mature in less than one year. At December 31, 2010, the fair value of the swap contracts was R$71 million.

In 2010, losses on foreign currency and monetary restatement amounted to R$4 million due to the depreciation of the real against foreign currencies. At December 31, 2010, a hypothetical, instantaneous and unfavorable 10.0% depreciation of the real against other relevant currencies would result in an increase of R$6 million in our total debt obligations considering the net impact of the increase in our debt obligations and the decrease in our swap position. For further information about our swap agreements, see note 4 to our consolidated financial statements.

Interest Rate Risk

We are exposed to interest rate risk because a significant portion of our indebtedness bears interest at floating rates. At December 31, 2010, our total outstanding indebtedness on a consolidated basis was R$4,365 million, of which R$4,160 million, or 95.0%, bore interest at floating rates, including R$4,113 million of real-denominated indebtedness that bore interest at rates based on the CDI rate or the TJLP rate, and R$47 million of U.S. dollar- and Japanese Yen-denominated indebtedness that bore interest at rates based on U.S. dollar and Japanese Yen LIBOR. At December 31, 2010, we did not have any outstanding derivative agreements to limit our exposure to variations in the CDI rate, TJLP rate, U.S. dollar LIBOR or Japanese Yen LIBOR.

We invest our excess liquidity (R$4,049 million as of December 31, 2010) mainly in certificates of deposit issued by financial institutions with AAA and AA ratings from international rating agencies and in investment funds created by top Brazilian asset managers exclusively for us. The fund managers are responsible for managing our funds, subject to the direction of our senior management and board of directors. Currently, these funds are comprised mainly of government bonds and other low-risk financial instruments linked to the CDI rate. We believe that our exposure to fluctuations in Brazilian interest rates is partially mitigated by these investments.

The potential additional interest expense during 2011 that would result from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates on January 1, 2011 would be approximately R$12 million, considering the impact in our debt obligations, but excluding the additional interest income that we would receive on our financial investments. This sensitivity analysis is based on the assumption of an unfavorable 100 basis points movement of the interest rates applicable to each homogeneous category of financial liabilities and sustained over a period of one year. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g., reais). As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuation for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

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

The depositary collects its fees for the delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs or from intermediaries acting for them. The depositary also collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deductions from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

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

Subject to certain terms and conditions, the depositary has agreed to reimburse us for certain expenses it incurs that are related to establishment and maintenance expenses of the ADS program, including the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.

During the year ended December 31, 2010, we did not receive any fees or reimbursements from the depositary of our ADSs.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer, or CEO, and our chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information that we are required to disclose in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms of the SEC, and that it is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2010 under the supervision of our CEO and CFO. Based on our evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2010.

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

Under the supervision and with the participation of our CEO and CFO, our management conducted an assessment of our internal control over financial reporting as of December 31, 2010 based on the criteria established in “Internal Control—Integrated Framework” issued by COSO.

As a result of the assessment described above, our management concluded that as of December 31, 2010, we did maintain effective internal control over financial reporting based on the criteria established in “Internal Control—Integrated Framework” issued by COSO.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Auditores Independentes, has issued an audit report on the effectiveness of our internal control over financial reporting. That report is included below.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

To the Board of Directors and Shareholders of Brasil Telecom S.A.

Rio de Janeiro – RJ

We have audited the internal control over financial reporting of Brasil Telecom S.A. and subsidiaries (the “Company”) as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards (IFRSs), and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2010, of the Company and our report dated April 28, 2011 expressed an unqualified opinion on those consolidated financial statements.

/s/ Deloitte Touche Tohmatsu Auditores Independentes
April 28, 2011
Rio de Janeiro, Brazil.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2010 that materially affected or could materially affect our internal control over financial reporting.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm, Deloitte Touche Tohmatsu Auditores Independentes, during the fiscal years ended December 31, 2010 and 2009.

	Year ended December 31,
	2010		2009
	(in millions of reais)
Audit fees	R$	2.6	R$	5.0
Audit-related fees		—		—
Tax fees		—		—
All other fees		—		—

Total fees	R$	2.6	R$	5.0

(1)	Audit fees consist of the aggregate fees billed by Deloitte Touche Tohmatsu Auditores Independentes in connection with the audit of our annual financial statements, interim reviews of our quarterly financial information, and review of financial statements and review of documents filed with the CVM and the SEC.

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

Significant Differences

The significant differences between Brasil Telecom’s corporate governance practices and the NYSE’s corporate governance standards are mainly due to the differences between the U.S. and Brazilian legal systems. Brasil Telecom must comply with the corporate governance standards set forth under the Brazilian Corporation Law, the rules of the CVM and the applicable rules of the BM&FBOVESPA, as well as those set forth in Brasil Telecom’s by-laws.

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

Although Brazilian Corporation Law and Brasil Telecom’s by-laws establish rules in relation to certain qualification requirements of its directors, neither Brazilian Corporation Law nor Brasil Telecom’s by-laws require that Brasil Telecom have a majority of independent directors nor require Brasil Telecom’s board of directors or management to test the independence of Brasil Telecom’s directors before such directors are appointed.

Executive Sessions

The NYSE corporate governance standards require non-management directors of a listed company to meet at regularly scheduled executive sessions without management.

According to the Brazilian Corporation Law, up to 1/3 of the members of Brasil Telecom’s board of directors can be elected to management positions. The remaining non-management directors are not expressly empowered to serve as a check on Brasil Telecom’s management, and there is no requirement that those directors meet regularly without management. Notwithstanding the foregoing, Brasil Telecom’s board of directors consists entirely of non-management directors; therefore Brasil Telecom believes it would be in compliance with this NYSE corporate governance standard.

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

Brasil Telecom is not required under Brazilian law to have, and accordingly does not have, a nominating/corporate governance committee or a compensation committee. Brasil Telecom believes that, pursuant to its by-laws, the role of a nominating committee is generally performed by Brasil Telecom’s board of directors and the role of the corporate governance committee is generally performed by either its board of directors or its senior management.

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

Under Brazilian Corporation Law, shareholder pre-approval is required for the adoption and revision of any equity compensation plans, but this decision may be delegated to the board of directors. On November 6, 2007, the shareholders of Brasil Telecom approved a stock option plan at their extraordinary shareholders meeting. At this meeting, the shareholders of Brasil Telecom granted Brasil Telecom’s board of directors the authority to manage and periodically create new stock option programs under this stock option plan. The board of directors has adopted two stock option programs. See “Item 6. Directors, Senior Management and Employees—Stock Option Plan.”

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS

(a) Financial Statements

(b) List of Exhibits

1.01	Bylaws of Brasil Telecom S.A., as amended through April 28, 2010 (English translation).

2.01	Form of Deposit Agreement, among Brasil Telecom S.A., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to Form F-6 of Brasil Telecom S.A. filed on September 4, 2009).

2.02	Form of Amended and Restated Deposit Agreement, among Brasil Telecom S.A., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to Form F-6 of Brasil Telecom S.A. filed on September 4, 2009).

3.01	Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., L.F. Tel S.A., Fundação Atlântico de Seguridade Social, Asseca Participações S.A. and, as intervening parties, Telemar Participações S.A. and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to Exhibit 99.4 to Schedule 13D of Brasil Telecom S.A. filed on November 27, 2009).

3.02	Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., L.F. Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation).

3.03	Private Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., L.F. Tel S.A., Asseca Participações S.A., BNDES Participações S.A. – BNDESPar, Fiago Participações S.A., Fundação Atlântico de Seguridade Social, and, as intervening parties, Telemar Participações S.A., Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Fundação Petrobras de Seguridade Social – PETROS, Fundação dos Economiários Federais – FUNCEF and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to Exhibit 99.3 to Schedule 13D of Brasil Telecom S.A. filed on November 27, 2009).

3.04	Amendment to Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among

AG Telecom Participações S.A., Luxemburgo Participações S.A., BNDES Participações S.A. – BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais – FUNCEF, Fundação Petrobras de Seguridade Social – PETROS, L.F. Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation).

4.01	Concession Agreement for Local, Switched, Fixed-Line Telephone Service between ANATEL and Brasil Telecom S.A., No. 116/2006, dated December 2005 (English translation) (incorporated by reference to Exhibit 4.01 to Brasil Telecom S.A.’s annual report on Form 20-F filed on July 13, 2009).

4.02	Schedule of Omitted Concession Agreements for Local Switched, Fixed-Line Telephone Service (incorporated by reference to Exhibit 4.02 to Brasil Telecom S.A.’s annual report on Form 20-F filed on July 13, 2009).

4.03	Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service between ANATEL and Brasil Telecom S.A., No. 150/2006, dated December 2005 (English translation) (incorporated by reference to Exhibit 4.03 to Brasil Telecom S.A.’s annual report on Form 20-F filed on July 13, 2009).

4.04	Schedule of Omitted Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service (incorporated by reference to Exhibit 4.04 to Brasil Telecom S.A.’s annual report on Form 20-F filed on July 13, 2009).

4.05	Statement of Authorization for Personal Mobile Services between ANATEL and Brasil Telecom Celular S.A., No. 026/2002, dated December 18, 2002 (English translation) (incorporated by reference to Exhibit 4.05 to Brasil Telecom S.A.’s annual report on Form 20-F filed on July 13, 2009).

4.06	Schedule of Omitted Authorizations for Personal Mobile Services.

4.07	Instrument of Authorization for the Use of Radio Frequency Blocks for 2G services between ANATEL and 14 Brasil Telecom Celular S.A., No. 24/2004, dated May 3, 2004 (English translation) (incorporated by reference to Exhibit 4.07 to Brasil Telecom S.A.’s annual report on Form 20-F filed on July 13, 2009).

4.08	Schedule of Omitted Instruments of Authorization for the Use of Radio Frequency Blocks for 2G services.

4.09	Instrument of Authorization for the Use of Radio Frequency Blocks for 3G services between ANATEL and 14 Brasil Telecom Celular S.A., No. 24/2008, dated April 29, 2008 (English translation) (incorporated by reference to Exhibit 4.09 to Brasil Telecom S.A.’s annual report on Form 20-F filed on July 13, 2009).

4.10	Schedule of Omitted Instruments of Authorization for the Use of Radio Frequency Blocks for 3G services.

4.11	Stock Option Plan (2000) of Telecomunicações do Paraná S.A. – Telepar (predecessor to Brasil Telecom S.A.) (English translation) (incorporated by reference to Exhibit 4.11 to Brasil Telecom S.A.’s annual report on Form 20-F filed on July 13, 2009).

8.01	List of subsidiaries.

12.01	Certification of the Chief Executive Officer of Brasil Telecom S.A. pursuant to the Sarbanes-Oxley Act of 2002.

12.02	Certification of the Chief Financial Officer of Brasil Telecom S.A. pursuant to the Sarbanes-Oxley Act of 2002.

13.01	Certifications of the Chief Executive Officer and the Chief Financial Officer of Brasil Telecom S.A. pursuant to the Sarbanes-Oxley Act of 2002.

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

Date: April 28, 2011

BRASIL TELECOM S.A.

/s/ LUIZ EDUARDO FALCO PIRES CORRÊA
Name:	Luiz Eduardo Falco Pires Corrêa
Title:	Chief Executive Officer

Date: April 28, 2011

/s/ ALEX WALDEMAR ZORNIG
Name:	Alex Waldemar Zornig
Title:	Chief Financial Officer

Deloitte Touche Tohmatsu Av. Presidente Wilson, 231 – 22º 25º e 26º andares Rio de Janeiro – RJ – 20030-905 Brasil Tel: + 55 (21) 3981-0500 Fax:+ 55 (21) 3981-0600 www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, ON CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of

Brasil Telecom S.A.

Rio de Janeiro - RJ

We have audited the accompanying consolidated balance sheets of Brasil Telecom S.A. and subsidiaries (the “Company”) as of December 31, 2010 and 2009 and as of January 1, 2009, and the related consolidated statements of income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Brasil Telecom S.A. and subsidiaries as of December 31, 2010 and 2009 and January 1, 2009, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2010, in accordance with International Financial Reporting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2010, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 28, 2011 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Rio de Janeiro, Brazil

April 28, 2011

Brasil Telecom S.A.

Consolidated Balance Sheets as at December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Note	2010	2009	1/1/2009
Current assets:
Cash and cash equivalents	10	3,216,937	1,717,441	1,478,558
Cash investments	10	832,077	381,951	561,867
Derivative instruments	21			29,179
Trade receivable, net	11	2,069,908	1,992,141	2,210,090
Inventories, net		14,323	42,063	54,048
Current recoverable taxes	13	334,954	122,852	18,919
Other taxes	14	416,674	461,591	452,788
Judicial deposits	15	1,383,914	1,253,316	996,031
Pension plan assets	27			15,874
Other assets	16	218,010	155,707	143,184

Total current assets		8,486,797	6,127,062	5,960,538
Non-current assets:
Related parties	12	1,911,134	1,674,750
Deferred taxes	13	5,276,443	5,680,495	1,714,512
Other taxes	14	173,051	387,107	294,819
Judicial deposits	15	4,266,022	3,670,954	2,669,999
Pension plan assets	27	92,619	136,277	108,064
Other assets	16	39,446	42,856	37,561
Investments	17	5,370	5,374	3,744
Property, plant and equipment, net	18	5,316,799	5,266,641	5,911,584
Intangible assets, net	19	1,318,433	1,572,404	1,632,218

Total non-current assets		18,399,317	18,436,858	12,372,501

Total assets		26,886,114	24,563,920	18,333,039

Current liabilities:
Payroll, related taxes and benefits		171,782	120,082	193,394
Trade payables		1,636,598	1,554,278	1,889,543
Loans and financing	20	1,044,226	869,963	670,707
Derivatives instruments	21	70,719	133,389	89,920
Current income taxes payable	13	196,844	38,547	31,693
Taxes other than income tax	14	856,290	793,374	777,377
Dividends and interest on capital	26	568,840	104,779	261,066
Licenses and concessions payable	22	183,627	99,240	160,074
Tax financing program	23	35,046	29,683	4,434
Provision for pension plan	27	77,941	104,533	148,391
Provisions	24	1,236,971	1,194,716	440,873
Other payables	25	611,805	381,088	394,306

Total current liabilities		6,690,689	5,423,672	5,061,778
Non-Current liabilities:
Loans and financing	20	3,320,860	3,572,606	3,993,198
Derivatives instruments	21		64,891	132,153
Deferred income taxes liabilities	13	11,216	8,885	9,346
Taxes other than income tax	14	692,711	549,006	406,264
Licenses and concessions payable	22	573,004	609,848	623,585
Tax financing program	23	394,916	355,051	713
Provision for pension plan	27	575,365	575,180	607,400
Provisions	24	3,059,896	3,238,767	1,008,091
Other payables	25	230,618	260,377	214,754

Total non-current liabilities		8,858,586	9,234,611	6,995,504
Equity attributable to controlling shareholders	26
Share capital		3,731,059	3,731,059	3,470,758
Capital reserves		5,869,560	5,869,560	1,490,375
Income reserves		1,885,511	454,146	1,392,690

The accompanying notes are an integral part of these financial statements.

Brasil Telecom S.A.

Consolidated Balance Sheets as at December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

Treasury shares	(149,642)	(149,642)	(152,129)
Additional dividends proposed			79,719

	11,336,488	9,905,123	6,281,413
Equity attributable to noncontrolling shareholders	351	514	(5,656)

Total equity	11,336,839	9,905,637	6,275,757

Total equity and liabilities	26,886,114	24,563,920	18,333,039

The accompanying notes are an integral part of these financial statements.

Brasil Telecom S.A.

Consolidated Income Statement

For the Years Ended December 31, 2010 and 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Note		2010	2009
Net operating revenue	5		10,263,292	10,919,890
Cost of sales and services	6		(4,732,081)	(5,764,221)

Gross profit			5,531,211	5,155,669

Operating income (expenses)
Selling expenses	6		(1,025,010)	(1,417,845)
General and administrative expenses	6		(1,538,941)	(1,434,808)
Other operating income	7		523,962	659,940
Other operating expenses	7		(1,031,692)	(4,039,605)

			(3,071,681)	(6,232,318)

Operating income (loss) before financial income (expenses) and taxes			2,459,530	(1,076,649)
Financial income	8		979,455	630,247
Financial expenses	8		(1,059,710)	(911,596)

Financial expenses, net	8		(80,255)	(281,349)

Income (loss) before taxes			2,379,275	(1,357,998)
Income tax and social contribution
Current	9		(149,117)	(449,903)
Deferred	9		(259,298)	788,590

Net income (loss) for the year			1,970,860	(1,019,311)

Net income (loss) attributed to controlling shareholders			1,971,023	(1,021,311)
Net income (loss) attributed to noncontrolling shareholders			(163)	2,000
Basic and diluted earnings per share	26	(f)
Common shares - basic			3.34	(1.85)
Common shares - diluted			3.34	(1.85)
Preferred shares - basic			3.34
Preferred shares - diluted			3.34

The Company does not have any items of comprehensive income and, therefore, is not presenting the related statement.

The accompanying notes are an integral part of these financial statements.

Brasil Telecom S.A.

Consolidated Statement of Changes in Equity for the Years Ended December 31, 2010 and 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Attributed to controlling shareholders															Total equity attrib- uted to controlling share- holder’s	Noncon- trolling share- holders	Total equity
	Share capital	Capital reserves								Income reserves		Treasury shares	Proposed addi- tional dividends	Retained earnings (losses)	Other compre- hensive income
		Invest- ment grants	Share subscrip- tion premium	Goodwill special reserve on merger	Net assets special reserve on merger	Interest on construc- tion in progress	Special monetary correction - Law 8200/91	Stock options	Other reserves	Legal	Invest- ments
Balance at January 1, 2009	3,470,758	123,558	458,684			745,756	31,287	5,803	125,287	400,646	1,031,302	(152,129)	79,719	(39,258)		6,281,413	(5,656)	6,275,757
Mergers
Copart 2				240,485	2,378											242,863		242,863
Brasil Telecom Participações S.A.	260,301			2,727,344	1,413,592									82,637		4,483,874	4,170	4,488,044
Loss for the year														(1,021,311)		(1,021,311)	2,000	(1,019,311)
Absorption of loss for the year										(17,119)	(1,031,302)			1,048,421
Recognition of investment reserve											70,619			(70,619)
Approval of proposed dividends													(79,719)			(79,719)		(79,719)
Exercise stock options									1,085			2,487				3,572		3,572
Stock option plan								(5,699)						130		(5,569)		(5,569)
Balance at December 31, 2009	3,731,059	123,558	458,684	2,967,829	1,415,970	745,756	31,287	104	126,372	383,527	70,619	(149,642)				9,905,123	514	9,905,637
Net income for the year														1,971,023		1,971,023	(163)	1,970,860
Allocation of profit:
Recognition of investment reserve											1,431,365			(1,431,365)
Minimum dividends proposed (R$0.2992)														(176,482)		(176,482)		(176,482)
Interest on capital (R$0.6157)														(363,176)		(363,176)		(363,176)
	3,731,059	123,558	458,684	2,967,829	1,415,970	745,756	31,287	104	126,372	383,527	1,501,984	(149,642)				11,336,488	351	11,336,839
Balance at December 31, 2010	3,731,059					5,869,560				1,885,511		(149,642)				11,336,488	351	11,336,839

Brasil Telecom S.A.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

	2010	2009
Cash flows from operating activities
Income (loss) before taxes	2,379,275	(1,357,998)
Items not affecting cash
Charges, interest income, and monetary correction	299,175	99,226
Depreciation and amortization	1,056,740	1,807,851
Provision for doubtful accounts	351,535	575,912
Provisions	405,093	3,339,706
Provision for pension plan	14,221	5,817
Provision for tax financing program		379,707
Loss on disposal of permanent assets	81,135	76,295
Provision for concession fee	56,759	71,038
Employee and management profit sharing	102,555	45,243
Provision for swaps	8,899	94,208
Monetary correction on related parties and private debentures	(236,385)	(72,727)
Monetary correction on provisions	254,038	210,505
Monetary correction on taxes payable in installments	41,627	58
Other	199,303	173,112
Changes in assets and liabilities
Trade receivables	(430,742)	(359,403)
Inventories	11,614	2,511
Taxes	397,194	(123,177)
Held-for-trading cash investments	(1,664,381)	(1,610,034)
Redemption of held-for-trading cash investments	1,271,121	1,877,766
Prepaid expenses	(113,590)	(270,282)
Trade payables	(51,722)	(28,296)
Payroll, related taxes and benefits	(50,855)	(135,609)
Provisions	(457,522)	(277,985)
Provision for pension plan	(104,534)	(148,312)
Other assets and liabilities	237,936	143,546
Financial charges paid	(459,094)	(489,216)
Income tax and social contribution paid - Company	(90,231)	(351,600)
Income tax and social contribution paid - third parties	(93,438)	(104,658)

Cash flows from operating activities	3,415,726	3,573,204

Brasil Telecom S.A.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2010 and 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

(continues)

	2010	2009
Cash flows from investing activities
Purchase of property, plant and equipment and intangible assets	(754,515)	(1,396,752)
Related party payable and debentures - disbursements		(300,000)
Proceeds from sale of permanent assets	2,308	8,168
Judicial deposits	(1,136,319)	(1,503,027)
Redemption of Judicial deposits	328,085	186,496

Cash flows from investing activities	(1,560,441)	(3,005,115)

Cash flows from financing activities
Loans and financing, net of debt issuance cost	1,040,255	754,214
Repayment of principal of loans and financing, derivatives, and leases	(1,279,033)	(866,982)
Licenses and concessions	(114,726)	(188,269)
Tax financing program	(940)	(178)
Exercise stock options		3,572
Payments of dividends and interest on capital	(1,345)	(267,506)

Cash flows from financing activities	(355,789)	(565,149)

Cash and cash equivalents recorded on merger – BrT Part		235,943

Increase in cash and cash equivalents	1,499,496	238,883

Cash and cash equivalents
Cash and cash equivalents at end of year	3,216,937	1,717,441
Cash and cash equivalents at beginning of year	1,717,441	1,478,558

Increase in cash and cash equivalents	1,499,496	238,883

Additional Disclosures Relating to the Statement of Cash Flows

Noncash transactions

2010
Acquisition of property, plant and equipment and intangible assets incurring liabilities	134,042
Dividends and interest on capital declared and not paid	539,658

The accompanying notes are an integral part of these financial statements.

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

1.	GENERAL INFORMATION

BRASIL TELECOM S.A. (“Company” or “BrT”) is a Fixed line Telephony Services (“STFC”) concessionaire, operating since July 1998 in Region II of the General Concession Plan (“PGO”), which covers the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Goiás, Tocantins, Paraná, Santa Catarina and Rio Grande do Sul, and the Federal District, in the provision of STFC as a local and intraregional long-distance carrier. Since January 2004, the Company also provides domestic and international long-distance services in all Regions and local services outside Region II started to be provided in January 2005.

The concession agreements in effect, on local and long-distance services, came into effect on January 1, 2006 and are effective until December 31, 2025. Additional information on these agreements is provided in note 4 (h).

The Company is registered with the Brazilian Securities and Exchange Commission (“CVM”) and the U.S. Securities and Exchange Commission (“SEC”). Its shares are traded on the São Paulo Stock Exchange (“Bovespa”) and its American Depositary Receipts (“ADRs”) are traded on the New York Stock Exchange (“NYSE”).

As from September 30, 2009, the Company control is held directly by Coari Participações S.A. (“Coari”), which hold 79.63% of the voting capital and 48.20% of total capital. Before this date, the Company was a subsidiary of Brasil Telecom Participações S.A. (“BrT Part”), company incorporated in May 22, 1998 as a result of the privatization of the Telebrás System.

The corporate restructuring that resulted in the direct control of the Company by Coari is detailed in specific comments in this note (in “b” below) and resulted from the acquisition of Brasil Telecom by Telemar Norte Leste S.A. (“TMAR”), which on January 8, 2009 acquired, though its indirect subsidiary Copart 1 Participações S.A. (“Copart 1”), the control of BrT Part and the Company. Push down accounting was not applied.

The change in control of Brasil Telecom to TMAR consisted of the acquisition of 100% of the shares of Invitel S.A. (“Invitel”), which at the time held 99.99% of the shares of Solpart Participações S.A. (“Solpart”), which was the holder of 51.41% of the voting capital and 18.93% of the total capital of BrT Part.

The Company’s Shares Purchase and Sale Agreement (the “Agreement”), entered into on April 25, 2008, was disclosed in a material fact notice by the involved companies, issued on the same date, and supplementary material fact notices were issued on events or facts inherent to the Agreement.

The Company is headquartered in Brazil, in the city of Rio de Janeiro, at Rua General Polidoro 99.

The financial statements were approved by the Board of Directors on April 26, 2011.

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

Interests in the Company’s subsidiaries are as follows:

Company	Activity	Direct 2010	Indirect 2010	Direct 2009	Indirect 2009
14 Brasil Telecom Celular S.A. (“BrT Celular”)	Mobile telephony - Region II	100%		100%
Brasil Telecom Comunicação Multimídia Ltda. (“BrT Multimídia”)	Data traffic	90.46%	100%	90.46%
BrT Card Serviços Financeiros Ltda. (“BrT Card”)	Financial Services	100%		100%
Vant telecommunications Ltda.	Multimedia communication	99.99%		99.99%
Brasil Telecom Call Center S.A. (“BrT Call Center”)	Call center and telemarketing services	100%		100%
BrT Serviços de Internet S.A. (“BrTI”)	Holding company	100%		100%
Agência O Jornal da Internet Ltda.	Internet	30%		30%
iG Participações S.A. (iG Part)	Holding company	0.16%	100%		100%
Internet Group do Brasil S.A. (iG Brasil)	Internet	13.64%	100%	13.64%	100%
Nova Tarrafa Participações Ltda. (NTPA)	Holding company	100%		100%
Brasil Telecom Cabos Submarinos Ltda. (“BrT CS”)	Data traffic	99.99%		99.99%
Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (“BrT SCS Bermuda”) (1)	Data traffic	100%		100%
Brasil Telecom of America Inc. (“BrT of America”) (2)	Data traffic	100%		100%
Brasil Telecom de Venezuela, S.A. (“BrT Venezuela”) (3)	Data traffic	100%		100%
Brasil Telecom de Colômbia, Empresa Unipersonal (“BrT Colômbia”) (4)	Data traffic	100%		100%
SPE Centro-Oeste Participações S.A.	Realtor	100%
SPE Sul Participações S.A.	Realtor	100%
Copart 5 Participações S.A. (“Copart 5”)	Real estate investments	100%

All BrT subsidiaries are headquartered in Brazil except for the following:

1) Headquartered in Bermuda

2) Headquartered in United States of America

3) Headquartered in Venezuela

4) Headquartered in Colombia

(a)	Corporate restructuring

The purpose of the corporate restructuring was to optimize the control structure, streamline cross-shareholdings, and take advantage of synergies between activities, enhancing operational efficiency. The restructuring was recorded using the historical carrying amounts of the entities involved as it consisted of a transaction between entities under common control. The mergers were accounted for prospectively.

The restructuring was conducted in two stages, on July 31 and September 30, 2009, as described below:

(i)	Merger of Invitel into Solpart, its subsidiary, with the resulting liquidation of Invitel on July 31, 2009.

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

(ii)	Merger of Solpart into its parent Copart 1, with the resulting liquidation of Solpart on July 31, 2009.

(iii)	Merger of Copart 1 into BrT Part by which Coari, holder of 100% of the shares of Copart 1, received BrT Part shares in exchange for its Copart 1 shares, which was liquidated on July 31, 2009.

(iv)	Merger of Copart 2 into BrT by which Coari, holder of 100% of the shares of Copart 2, received BrT shares in exchange for its Copart 2 shares, which was liquidated on July 31, 2009.

(v)	Merger of BrT Part into BrT, with the liquidation of BrT Part, which was liquidated on September 30, 2009. As a result, Coari now holds 48.20% of BrT’s equity.

After all the mergers, the net assets merged with the Company amouted R$4,726,737, as follows:

Cash and cash equivalents	235,943
Cash investments	1,346,085
Judicial deposits	118,714
Other current assets	51,161
Current income taxes	20,899
Deferred income taxes	3,334,343
Other taxes	(119,991)
Other non-current assets	21
Property, plant and equipment	3,371
Intangible assets	10
Current liabilities	(138,766)
Provisions	(3,671)
Non-current liabilities	(121,382)

Merged net assets	4,726,737

(i) The Company merged deferred income tax and social contribution determined as tax benefit originated by goodwill paid on the acquisition of BrT and recognized by the acquirees, in accordance with the previous generally accepted accounting practices in Brazil prior to the adoption of IFRS, taking into consideration that the Company had opted for the adoption of the Transitional Tax Regime (RTT).

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

The shareholding structure of BrT as at September 30, 2009 was follows:

Shareholding structure – Brasil Telecom S.A.

Shareholder	Common shares (ON)%		Preferred shares (PN)%		Total	%
Coari	161,990,001	79.63	128,675,049	32.20	290,665,050	48.20
Noncontrolling shareholders	41,433,175	20.37	257,690,765	64.49	299,123,940	49.60
Treasury shares			13,231,556	3.31	13,231,556	2.20

Total	203,423,176	100.00	399,597,370	100.00	603,020,546	100.00

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of preparation

The financial statements have been prepared based on the historical cost, except for certain financial instruments measured at their fair values, as described in the accounting policies in (b) below.

The preparation of financial statements requires the use of certain critical accounting estimates and the exercise of judgment by the Company’s management in the process of application of the group’s accounting policies. The areas requiring a higher level of judgment and that are more complex, as well as areas in which assumptions and estimates are significant, are disclosed in (c) below.

Consolidated financial statements

The Company’s consolidated financial statements have been prepared and are presented in conformity with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB).

These consolidated financial statements are the first prepared in accordance with IFRS. The effects of adopting IFRS are presented in note 3.

b)	Significant accounting policies

Consolidation criteria

Consolidation was prepared in accordance with IAS 27 – Consolidated and Separate Financial Statements and incorporates the financial statements of the Company’s direct and indirect subsidiaries. The main consolidation procedures are as follows:

•	addition of assets, liabilities, income and expense accounts according to their accounting substance;

•	elimination of intragroup balances of assets and liabilities, and material income and expenses.

•	elimination of investments and corresponding equity interests in subsidiaries;

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

•	separate disclosure of the equity attributable to noncontrolling shareholders and net income (loss) for the year; and

•	consolidation of exclusive investment funds (note 10).

The financial statements of the subsidiaries are included in the consolidated financial statements from the time control or joint control is obtained until the date it no longer exists. The accounting policies of the subsidiaries are aligned with the policies adopted by the Company.

Translation of foreign currencies

Functional and presentation currency

The Company and its subsidiaries operate in the Brazilian telecommunications industry as a holding company and telecom carriers, respectively, engaged in related activities (see note 1), and the currency used in their operations is the Brazilian real (R$).

To define the functional currency, management considered the currency that influences:

•	the sale price of its products and services;

•	the costs of services and sales;

•	the cash flows for trade receivables and trade payments; and

•	interest, investments and loans.

Accordingly, the Company and its subsidiaries’ functional currency is the Brazilian real (R$), which is also the presentation currency of these financial statements.

Balances and transactions

Foreign currency-denominated transactions are translated into the functional currency using the exchange rate prevailing on the transaction date. Foreign exchange differences arising on translation are recognized in the income statement.

Group companies

The Company has investments in companies headquartered abroad, none of which uses a functional currency other than the Brazilian real (R$).

The Company has a subsidiary in Venezuela whose economy is considered a hyperinflationary economy under IAS 29, as cumulative inflation over three years exceeds 100%.

The Company’s management analyzed the effect of hyperinflation on the consolidated financial statements and concluded that the impact of monetary correctionfor the period is immaterial, as this subsidiary’s equity (base for the hyperinflationary effects) as at December 31, 2010, is R$1,689 (R$2,625 in 2009).

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

Nonmonetary items indexed to a foreign currency

The Company and its subsidiaries do not have nonmonetary items indexed to a foreign currency (other than the functional and presentation currency) as foreign subsidiaries are an extension of the operations of their Brazilian parent.

Operating segments

Reporting on operating segments is consistent with the internal report provided to the chief operating decision maker of the Company, its management. All operating results are regularly reviewed by the entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

Segment results that are reported to the management include items directly attributable to the segment and those that can be allocated on a reasonable basis.

Capital expenditures by segment are the total costs incurred during the period to acquire property, plant and equipment and intangible assets other than goodwill.

Business combinations

Acquisitions prior to January 1, 2009

The Company elected to adopt the exemption from the remeasurement of business combinations undertaken before the date of transition to IFRSs, January 1, 2009, pursuant to IFRS 1. Accordingly, excess amounts paid are measured and classified using their original bases. The Company depreciates amounts recognized based on the nature of the acquired assets, according to the useful lives of the underlying assets, and tests such assets to determine any asset impairment losses when there is evidence of impairment; on the other hand, the Company tests excess amounts paid based on expected future earnings (goodwill) for impairment on an annual basis.

Cash and cash equivalents

Comprise cash, bank deposits, and highly liquid cash investments (usually maturing within less than three months), immediately convertible into a known cash amount, and subject to an immaterial risk of change in value, which are stated at fair value at the end of the reporting period and which do not exceed their market value, and whose classification is determined as shown below.

Cash investments

Classified according to their purpose as: (i) trading securities; (ii) held-to-maturity; and (iii) available-for-sale.

Trading securities are measured at fair value and their effects are recognized in income. Held-to-maturity investments are measured at cost plus income earned, less the allowance for adjustment to probable recoverable amount, when applicable. Available-for-sale investments are measured at fair

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

value and their effects are recognized in shareholders’ equity under the equity valuation adjustments account, when applicable.

Trade receivables

Receivables from users of the telecommunications services are stated at the tariff or service amount on the date they were provided and do not differ from their fair value. These receivables include receivables from services provided and not billed by the end of the reporting period, whose amount is calculated based on the metering made on the end of the reporting period or by estimate considering historic performance. Relevant taxes are also calculated and accounted for on an accrual basis. Receivables from sales of handsets and accessories are stated at the sales prices and recorded when the products are delivered and accepted by the customers.

Charges of past-due bills are recognized when the bill of the first billing cycle subsequent to the payment of the past-due bill is issued.

Provision for doubtful accounts

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

The criterion adopted for recording the allowance for doubtful accounts takes into consideration the calculation of the actual loss percentages incurred on each maturity of accounts receivable, from when receivables are past-due for more than 60 days, increasing progressively, as follows:

Past-due receivables	Accrued loss %
From 1 to 60 days	Nil
From 61 to 90 days	40
From 91 to 120 days	60
From 121 to 150 days	80
Above 150 days	100

Inventories

Inventories are segregated and classified as described below:

•	Maintenance material inventories classified in current assets in accordance with the period in which they will be used are stated at average cost, not exceeding replacement cost;

•	Inventories for expansion, classified in property, plant and equipment, are stated at average cost and are intended to be used to expand the telephone plant.

•	Inventories of merchandise for resale classified in current assets are stated at average cost and are basically represented by handsets and accessories. Adjustments to net realizable value are

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

recognized for handsets and accessories purchased for amounts that exceed their sales prices. Impairment losses are recognized for obsolete inventories.

Investments

Investments are carried at cost, less an allowance for write-down to realizable value, when applicable.

Property, plant and equipment

Property, plant and equipment are carried at cost of purchase or construction, less accumulated depreciation. Historical costs include expenses directly attributable to the acquisition of assets. This group also includes expenses on facilities when it is probable that the future economic benefits related to such costs will flow into the Company and the asset dismantlement, removal and restoration costs. The borrowings costs on obligations financing assets and construction works in progress are capitalized.

Subsequent costs are added to the carrying amount as appropriate, when, and only when, these assets generate future economic benefits and can be reliably measured. The residual balance of the replaced asset is written off. Maintenance and repair costs are recorded in the income statement for the period when they are incurred, and they are capitalized when, and only when, they clearly represent an increase in installed capacity or the useful lives of assets.

Assets under finance leases are recorded in property, plant and equipment at the lower of fair value of the present value of the minimum lease payments, from the initial date of the agreement.

Depreciation is calculated on a straight-line basis, based on the estimated useful lives of the assets, which are annually reviewed by the Company.

Intangible assets

Separately acquired intangible assets with finite useful lives are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each annual reporting period, and the effect of any changes in estimates is accounted for on a prospective basis. Intangible assets with indefinite useful lives are carried at cost less accumulated impairment losses.

Software licenses purchased are capitalized based on the costs incurred to purchase the software and make it ready for use. These costs are amortized over estimated useful lives of three to five years.

Software maintenance costs are recognized as expenses when incurred. The development costs that are directly attributable to the project and the tests of identifiable and exclusive software, controlled by the Company, are recognized as intangible assets when the following criteria are met:

•	Completing the software so that it will be available for use is technically feasible.

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

•	Management has the intention to complete the software and use or sell it.

•	The Company has the ability to use or sell the software.

•	It can be demonstrated that the software will generate probable future economic benefits.

•	There are adequate technical, financial and other resources available to complete the development and to use or sell the software.

•	The expenditure attributable to the software during its development can be measure reliably.

Directly attributable costs that are capitalized as part of software include the costs on the employees allocated to software development and an adequate portion of the applicable direct expenditure. Costs also include borrowings costs incurred during the software development period.

Other development expenditure that does not meet these criteria is recognized as expenses, when incurred. Development costs previously recognized as expenses are not recognized as assets in a subsequent period.

Software development costs recognized as assets are amortized over its estimated useful life, which does not exceed five years.

Impairment of long-lived assets

An assessment is performed annually or whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Long-lived assets can be identified either as assets with indefinite useful lives or assets subject to depreciation and amortization (property, plant and equipment and intangible assets). Impairment losses, if any, are recognized in the amount by which the carrying amount of an asset exceeds its recoverable value. Recoverable value is the higher of fair value less cost to sell and the value in use. In order to be tested for impairment, assets are grouped into the smallest identifiable group for which there are cash-generating units (CGUs), and projections are made based on discounted cash flows, supported by expectations on the Company’s operations in its various business segments.

The CGUs are the Company’s operating segments as they are the smallest separable cash-generating units.

Net Present Value (NPV) projections for the CGUs are prepared taking into consideration the following assumptions:

•	Entity-related inputs: evidence of obsolescence or damage, discontinuation plans, performance reports, etc.;

•

Outside inputs: market prices of the assets, technologic environment, market environment, economic environment, regulatory environment, legal environment, interest rates, return rates on investments, market value of Company shares, etc.

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

Said projections support the recovery of assets with indefinite useful lives. Additionally, Company tests did not show any evidences of impairment that would result in the realization of projections for assets with finite useful lives.

Discount to present value

The Company assesses its financial assets and financial liabilities to identify instances of applicability of the discount to present value. The provision for asset decommissioning was discounted to present value.

Generally, when applicable, the discount rate used is the average return rate on investments for financial assets or interest charged on Company borrowings for financial liabilities, respectively. The offsetting entry is recorded against the asset or liability that has originated the financial instrument, when applicable, and the deemed borrowing costs are allocated to the Company’s income statement according to the rate used in the calculation.

The Company believes that no other assets or liabilities as at December 31, 2010 and 2009 are subject to the discount to present value, in view of the following factors: (i) their nature; (ii) short-term realization of certain balances and transactions; (iii) absence of monetary assets and monetary liabilities with observable or unobservable interest. Financial instruments measured at the amortized cost are adjusted for inflation using relevant contractual indices.

Impairment of financial assets

The Company assesses at the end of the year, whether there is objective evidence that financial assets or a group of financial assets is impaired. A financial asset or group of financial assets is considered impaired when there is objective evidence, as a result of one or more events that occurred after the initial recognition of the asset, that the estimated future cash flows have been impacted.

Loans and financing

Stated at amortized cost, plus monetary correction of foreign exchange differences and interest incurred through the end of the reporting period.

Transaction costs incurred are measured at amortized cost and recognized in liabilities, as a reduction of the balance of loans and financing, and are expensed over the relevant agreement term.

Derivative instruments

The Company contracts derivatives to mitigate exposure to market risks arising from changes in exchange rates on foreign currency-denominated debt.

Derivatives are initially recognized at cost at the inception of the derivative contract and are subsequently measured at fair value. Changes in the fair value of any of these derivatives are recorded directly in the income statement.

In these financial statements the Company and its subsidiaries did not use hedge accounting.

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

Financial liabilities and equity instruments

Debt or equity instruments issued by the Company and its subsidiaries are classified as financial liabilities or equity instruments, according to the contractual substance of the transaction.

The Company and its subsidiaries have a share-based compensation program, whose related obligations will be settled with equity instruments. These options are priced at fair value on the grant date of the plans and are recognized in income statement on a straight-line basis over the option’s vesting period. Accumulated balances are recognized in shareholders’ equity.

Provisions

The amount recognized as provision is the best estimate of the disbursement required to settle the present obligation at the end of the reporting period, based on the opinion of the management and its in-house and external legal counsel, and the amounts are recognized based on the cost of the expected outcome of the claims.

The increase in the obligation as a result of the passage of time is recognized as financial expenses.

Employee benefits

•

Pension plans: private pension plans and other postretirement benefits sponsored by the Company and its subsidiaries for the benefit of their employees are managed by two foundations. Contributions are determined based on actuarial calculations, when applicable, and charged to the income statement on the accrual basis.

The Company and its subsidiaries have defined contribution and defined benefit plans.

In the defined contribution plan, the sponsor makes fixed contributions to a fund managed by a separate entity. The contributions are recognized as employee benefit expenses as incurred. The sponsor does not have the legal or constructive obligation of making additional contributions, in the event the fund lacks sufficient assets to pay all employees the benefits related to the services provided in the current year and prior years.

The defined benefit plan recognizes gains and losses under the corridor approach. The defined benefit is annually calculated by independent actuaries, who use the projected unit credit method. The present value of the defined benefit is determined by discounting the estimated future cash outflows, using the projected inflation rate plus long-term interest. The obligation recognized in the balance sheet as regards the defined benefit pension plans presenting a deficit, corresponds to the present value of the benefits defined at the end of the reporting period, less the fair value of the plan’s assets.

•

Stock option plan: the Company had a stock option plan for its management and employees, and options granted are settled in shares. The fair value of the services received from employees in exchange for stock options is determined based on the fair value of the stock options, established on grant date.

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

Up to the change in Company control, in January 2009, the Company maintained stock options of the then parent company BrT Part, granted to its officers and employees, classified as settled in shares and cash. These options were exercised in the year ended December 31, 2009 due to the change in Company control.

The fair value of the services received from employees and management in exchange for stock options is recognized as expenses during the vesting period. The Company reviews the estimate of the number of options expected to be exercised and recognizes the impacts of this review in the income statement. The options settled in shares are recorded as expenses, with the corresponding offsetting entry recorded against shareholders’ equity.

•

Employee profit sharing - the accrual that includes the employee profit sharing plan is accounted for on the accrual basis and involves all eligible employees, proportionately to the period of time worked in the year, according to the Plan’s rules. The amount, which is paid by April of the year subsequent to the year profit sharing is accrued, is determined based on the target program established with the employees’ unions, under a specific collective bargaining agreement.

Revenue recognition

Revenues refer mainly to the amount of the payments received or receivable from sales of services in the regular course of the Company’s and its subsidiaries’ activities.

Revenue is recognized when it can be reliably measured, it is probable that future economic benefits will be transferred to the Company, the transaction costs incurred can be measured, the risks and rewards have been substantially transferred to the buyer, and certain specific criteria of each of the Company’s activities have been met.

Service revenue is recognized when services are provided. Local and long-distance calls are charged based on time measurement according to the legislation in effect. The services charged based on monthly fixed amounts are calculated and recorded on a straight-line basis. Prepaid services are recognized as advances from customers and recognized in revenue as they are used by the customers.

Revenue from sales of handhelds and accessories is recognized when these items are delivered and accepted by the customers. Discounts on services provided and sales of cell phones and accessories are taken into consideration in the recognition of the related revenue. Revenues involving transactions with multiple elements are identified in relation to each one of their components and the recognition criteria are applied on an individual basis. Revenue is not recognized when there is significant uncertainty as to its realization.

Revenue from sales of payphone cards—Public Use Telephony (TUP)—is recognized when the credits are effectively consumed by the customers.

Expense recognition

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

Expenses are recognized on the accrual basis, considering their relation with revenue realization. Prepaid expenses attributable to future years are deferred over the related periods.

Financial income and expenses

Financial income is recognized on the accrual basis and comprises interest on receivables settled after due date, gains on cash investments and gains on derivatives. Financial expenses consist of interest and other charges on loans, financing, derivative contracts, and other financial transactions.

Pursuant to corporate law, interest on capital to be attributed to mandatory minimum dividends is accounted for as ‘Financial expenses’ and reversed to ‘Retained earnings’, as in substance it consists of allocation of net income. To avoid impacting financial ratios and allow the comparability between presented periods, the reversals are being presented in financial expenses, thus annulling its impacts.

Current and deferred income tax and social contribution

Income tax and social contribution are recorded on the accrual basis. Said taxes attributed to temporary differences and tax loss carryforwards are recorded as assets or liabilities, as applicable, only under the assumption of future realization or payment. The Company prepares technical studies that consider the future generation of taxable income, according to management expectations, considering the continuity of the companies as going concerns. The Company writes down the carrying amount of deferred tax assets when it is not longer probable that sufficient taxable income will be available to allow the utilization of the whole or part of the deferred tax assets. Any write-down of deferred tax assets is reversed when it is probable that sufficient taxable income will be available. The technical studies are updated annually, approved by the Board of Directors and reviewed by the Supervisory Board, and the tax credits are adjusted based on the results of these reviews.

Government grants and government assistance

Government grants are initially recognized as deferred revenue at fair value when there is reasonable assurance that they will be received by the Company, and that the Company will comply with the conditions attaching to them. Government grants received as compensation for expenses incurred are recognized as income on a systematic basis in the same periods when such expenses are recognized, and grants received as compensation for the cost on an asset are recognized as income on a systematic basis over the useful life of the asset.

Earnings per share

Basic earnings per share are calculated using net income for the period attributable to controlling shareholders of the Company, divided by the weighted average number of common and preferred shares outstanding during the period. Diluted earnings per share are calculated using said weighted average number of outstanding shares adjusted by potentially dilutive convertible instruments in the reporting periods, pursuant to IAS 33.

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

Statement of cash flows

The statement of cash flows is prepared in accordance with IAS 7, under the indirect method. The Company classifies in line item ‘Cash and cash equivalents’ the balances amounts immediately convertible into cash and highly-liquid investments (usually with maturities of less than three months) subject to an immaterial risk of change in value.

Cash flows are classified in the statements of cash flows, depending of their nature, as (i) operating activities; (ii) investing activities; and (iii) financing activities. Cash flows arising from operating activities basically comprise trade receivables, trade payables, personnel expenses, financial charges, and losses on lawsuits. Cash flows arising from investing activities basically comprise the acquisition and disposal of investments, judicial deposits and withdrawals, and cash payments and cash receipts from the purchase and sale of property, plant and equipment, intangibles and other fixed assets. Cash flows arising from financing activities basically comprise cash payments and cash proceeds related to loans and financing, dividends and interest on capital.

c)	Estimates and critical accounting judgments

In preparing the financial statements, the Company’s management used estimates and assumptions based on historical experience and other factors, including expected future events, which are considered reasonable and relevant. The use of estimates and assumptions frequently requires judgments related to matters that are uncertain with respect to the outcomes of transactions and the amount of assets and liabilities. Actual results of operations and the financial position may differ from these estimates. The estimates that represent a significant risk of causing material adjustments to the carrying amounts of assets and liabilities are as follows:

Revenue recognition and trade receivables

The Company’s revenue recognition policy is significant as it is a material component of operating results. Pricing undertaken by management, collection ability, and the right to receive certain network usage revenue are based on judgment related to the nature of the tariff collected for the services provided, the price of certain products, and the right to collect this revenue. If changes in conditions cause management to conclude that such criteria are not met in certain operations, the amount of trade receivables might be affected. In addition, the Company depends on guidelines to measure certain revenue set by the ANATEL (telecommunications industry regulator).

Provisions for doubtful accounts

The allowance for doubtful accounts is set to recognize probable losses on receivables, as described in note 2, taking into account the actions taken to restrict the provision of services to and collect default customers.

The Company’s management includes government entities, corporate customers, and other providers of telecommunications services in the base to calculate the allowance. There are cases of agreements with certain customers to collect past-due receivables, including agreements that allow customers to settle their debt in installments. The actual amounts not received may be different from the allowance recognized, and additional accruals might be required.

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

Depreciation of property, plant and equipment

Property, plant and equipment are depreciated on a straight-line basis over the useful lives of the assets. The useful lives of the most significant assets are described in note 18.

The useful lives of certain assets may vary as they are used in the fixed or mobile segments. The Company reviews periodically the useful lives of the assets.

Impairment of long-lived assets

The Company tests property, plant and equipment items and intangible assets for impairment either in light of decisions to discontinue activities where such assets are used or when there are evidences that the future operating revenue will not be sufficient to assure their realization.

Assets with finite useful lives are tested for impairment whenever events or changes in circumstances indicate that the asset might be impaired. The Company tests assets with indefinite useful lives (goodwill) for impairment annually in accordance with the accounting policy described in note 2.

The recoverable amounts of assets are determined by comparing the calculations of their value in use and their sales prices. These calculations require the use of judgments and assumptions. The determination of fair values and discounted future operating cash flows requires that the Company makes certain assumptions and estimates with respect to projected cash inflows and cash outflows related to future revenue, costs and expenses. These assumptions and estimates may be influenced by different external and internal factors, such as economic trends, industry trends and interest rates, changes in business strategies, and changes in the type of services and products sold by the Company. The use of different assumptions can significantly change our financial statements.

Provisions

The Company recognizes provisions for losses in labor, tax and civil lawsuits, as well as administrative proceedings, as presented in note 24. The recognition of a provision for contingent liabilities is based on the assessment of the risk of loss made for each proceeding, which includes assessing available evidences and recent decisions, and reflects a reasonable estimate as assessed by management, the general counsel, and the outside legal counsel. It is possible that the assumptions used to estimate the provision for contingent liabilities change, which can, therefore, result in changes in future provisions for contingent liabilities.

Derivatives

Derivative financial instruments are recognized at fair value based on future cash flow estimates associated to each instrument contracted. The estimates presented may not necessarily be indicative of the amounts that could be obtained in the current market. The use of different assumptions to measure the fair value could have a material effect on the amounts obtained and not necessarily be indicative of the cash amounts that the Company would receive or pay to settle such transactions.

Deferred income tax and social contribution

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

The Company recognizes and settles taxes on income based on the results of operations determined in accordance with the Brazilian corporate law, taking into consideration the provisions of the tax law, which are materially different from the amounts calculated for IFRS purposes. Pursuant to IAS 12, the Company recognizes deferred tax assets and liabilities based on the differences between the carrying amounts and the taxable bases of the assets and liabilities.

The Company tests regularly deferred tax assets for impairment and recognizes an allowance for impairment losses when it is probable that these assets may not be realized, based on the history of taxable income, the projection of future taxable income, and the time estimated for the reversal of existing temporary differences. These calculations require the use of estimates and assumptions. The use of different estimates and assumptions could result in the recognition of an allowance for impairment losses for the entire or a significant portion of the deferred tax assets.

Employee benefits

The actuarial valuation is based on assumptions and estimates related to interest rates, return on investments, inflation rates for future periods, mortality indices, and an employment level projection related the pension fund benefit liabilities. The accuracy of these assumptions and estimates will determine the creation of sufficient reserves for the costs of accumulated pensions and healthcare plans, and the amount to be disbursed annually on pension benefits. These assumptions and estimates are subject to significant fluctuations due to different internal and external factors, such as economic trends, social indicators, and our capacity to create new jobs and retain our employees. All assumptions are reviewed at the end of the reporting period. If these assumptions and estimates are not accurate, there may be the need to revise the reserves for pension benefits, which could significantly impact Company results.

d)	Standards, revised standards, and interpretations not yet in effect

(i) Existing standards, revised standards, and interpretations not yet effective and which were not early adopted by the Company and its subsidiaries

The following standards and revised standards have been issued and are effective for reporting periods beginning on or after January 1, 2011. However, the Company did not early adopt these standards and revised standards.

IFRS 9 Financial Instruments, issued in November 2009 and amended in October 2010. This standard is the first step in the process to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 introduces new requirements to classify and measure financial assets and will probably affect the accounting of the Company’s financial assets. This standard is not effective until January 1, 2013, but early adoption is permitted. The Company will still assess the full impact of IFRS 9.

IAS 24 (revised) Related Party Disclosures, issued in November 2009. Replaces IAS 24 Related Party Disclosures, issued in 2003. IAS 24 (revised) is effective for annual periods beginning on or after January 1, 2011. Early full or partial adoption is permitted. The revised IAS 24 clarifies and

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

simplifies the definition of related party and discontinues the requirement for government-related entities to disclosed details on all transactions with the government and other government-related entities. When applied, the Company and its parent will have to disclose any and all transactions with subsidiaries and associates. The Company will still assess the full impact of IAS 24 (revised).

Prepayments of Minimum Funding Requirements (amendment to IFRIC 14). The amendments are aimed at correcting an unintended consequence of IFRIC 14 IAS 19 - The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction. Without the amendments, entities are not permitted to recognize as an asset voluntary prepayments for minimum funding contributions. That was not the intention when IFRIC 14 was issued, and the amendments correct this. The amendments are effective for annual periods beginning on or after January 1, 2011. Early adoption of is permitted. The amendments can be applied retrospectively to the first comparative period presented. The Company is assessing the impacts of the amendments to the interpretation of this standard on its financial statements.

Improvements to IFRSs 2010

The amendments are usually effective for annual periods beginning on or after January 1, 2011, unless otherwise indicated.

Standard	Main requirements	Effective date
IFRS 3 Business Combinations	Transitional requirements for contingent consideration from a business combination that occurred before the effective date of IFRS (revised).	Effective for annual periods beginning on or after July 1, 2010, to be applied prospectively.

Clarifies that the amendments to IFRS 7, IAS 32 Financial Instruments: Disclosures and IAS 39 Financial Instruments: Recognition and Measurement that eliminate the contingent consideration exemption do not apply to contingent consideration that arose from business combinations whose acquisition dates preceded the application of IFRS 3 (as revised in 2008).

Measurement of noncontrolling interests

	The option to measure noncontrolling interests either at fair value or at the proportionate share of the acquiree’s net assets applies only to noncontrolling interests that entitle their holders to a proportionate share of the acquiree’s net assets in the event of liquidation. All other components of noncontrolling interests	Effective for annual periods beginning on or after July 1, 2010. To be applied prospectively.

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

Standard	Main requirements	Effective date
should be measured at fair value, unless another measurement basis is required by IFRSs.

IFRS 7 Financial Instruments: Disclosures	Emphasizes the interaction between quantitative and qualitative disclosures on the nature and extent of risks associated with financial instruments.	Effective for annual periods beginning on or after January 1, 2011, to be applied retrospectively.

IAS 1 Presentation of Financial Statements	Clarifies that an entity will present an analysis of other comprehensive income for each component of equity, either in the statement of changes in equity or in the notes to the financial statements.	Effective for annual periods beginning on or after January 1, 2011, to be applied retrospectively.

IAS 27 Consolidated and Separate Financial Statement	Clarifies that the consequential amendments from IAS 27 made to IAS 21 The Effect of Changes in Foreign Exchange Rates, IAS 28 Investments in Associates and IAS 31 Interests in Joint Ventures apply prospectively for annual periods beginning on or after July 1, 2009 or earlier when IAS 27(R) is applied earlier.	Effective for annual periods beginning on or after July 1, 2010, to be applied retrospectively.

IFRIC 13 Customer Loyalty Programmes	The meaning of ‘fair value’ is clarified in the context the measurement of award of credits in customer loyalty programs.	Effective for annual periods beginning on or after January 1, 2011, to be applied retrospectively.

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

3.	FIRST-TIME ADOPTION OF IFRS

3.1	Basis of transition

Application of IFRS 1

The consolidated financial statements for the year ended December 31, 2010 are the first annual consolidated financial statements in accordance with IFRSs. The Company applied IFRS 1 to the preparation of these consolidated financial statements.

The date of transition is January 1, 2009. Management prepared the opening IFRS balance sheet as at that date.

In the preparation of these financial statements, the Company applied the relevant mandatory exceptions to and certain optional exemptions from full retrospective application.

3.2	Exemptions from full retrospective application used by the Company

Business combinations

The Company applied the business combinations exemption described in IFRS 1, and thus did not restate the business combinations that took place before January 1, 2009, date of transition. The Company maintained in its financial statements only the balances of assets recognized in accordance with IFRSs for business combinations prior to the date of transition.

Cumulative translation differences

The Company elected to set prior years’ cumulative translation differences at nil as at the date of transition, January 1, 2009. This exemption was applied to all subsidiaries.

Asset decommissioning cost

The Company elected to recognize the existing obligation related to dismantlement, removal and restoration costs of property, plant and equipment items and the related accumulated depreciation, as at the date of transition.

Remaining optional exemptions not used by the Company

•

The Company adopts the actuarial gain and loss deferral rule by applying the corridor approach in which it recognizes actuarial gains and losses that exceed the greater of 10% of the plan assets or 10% of the projected accumulated benefit liabilities. As a result, the exemption from the recognition of all accumulated actuarial gains and losses prior to January 1, 2009 against retained earnings was not used.

•	Share-based payments and accounting for leases, since the accounting practices adopted in Brazil and the IFRSs were already aligned with respect to these transactions in 2009;

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

•

assets and liabilities of subsidiaries and associates recognized in accordance with IFRS 1 on a date of transition later that the Company’s date of transition, as the Company, its subsidiaries, and its associates have adopted the same date of transition to IFRSs. The assets and liabilities of subsidiaries and associates are, therefore, consistent with the consolidated financial statements;

•	compound financial instruments as the Company and its subsidiaries do not have any outstanding balance of this type of financial instrument on the date of transition.

•	financial assets or intangible assets accounted for as required by IFRIC 12, since the Company and its subsidiaries have not entered into contracts within the scope of this interpretation; and

•	the Company and its subsidiaries elected not to adopt the fair value as deemed cost of property, plant and equipment.

3.3	Exceptions to retrospective application used by the Company

The Company applied the following mandatory exception to retrospective application.

Exception to estimates

The estimates used in preparing these financial statements as at January 1, 2009 and December 31, 2009 are consistent with the estimates made for the same dates in accordance with the accounting practices previously adopted in Brazil (“former BR GAAP”).

The other mandatory exceptions do not apply since there were no significant differences with the former BR GAAP in these areas:

•	Hedge accounting, as the Company does not use hedge accounting, which is optional.

•	Reversal of financial assets and financial liabilities.

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

3.4	Reconciliation between “former BR GAAP” and IFRS

We clarify below the material adjustments made to the balance sheets and income statements, followed by the related reconciliations, which quantify the effects of transition.

a)	Reclassifications

Judicial deposits

In accordance with the former BR GAAP, the amounts of judicial deposits linked to the provisions and suspended taxes were presented as a reduction of the obligations. Under IAS 1, these were reclassified to current and non-current assets since the standard does not specifically require that contingencies be stated at their net amounts.

Income taxes and deferred income taxes

Under IAS 1, taxes on income are stated discretely from other taxes. Additionally, deferred tax assets and liabilities must be classified as non-current assets and liabilities, and the portion previously classified as current under the former BR GAAP must be reclassified.

Derivative instruments

Under IFRS 7, the carrying amount of derivatives recognized at fair value through profit or loss must be carried discretely in the balance sheet. Derivatives previously presented in line item ‘Loans and financing’ were reclassified and are presented in a separate line item of balance sheet, and derivative receivables are recognized in assets.

Noncontrolling shareholders

Under IAS 1, noncontrolling shareholders are stated as an integral part of equity. Previously these interests were stated between non-current liabilities and equity.

b)	Corporate restructuring

When there is evidence of actual economic benefits to be earned through the merger (“downstream merger”) of the recognized assets, as in the case of a probable future decrease in taxes, only the tax benefits are recognized in line item ‘deferred income taxes’, if the recognition conditions set out in IAS 12 are met.

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

The reconciliation presents the effects of the derecognition of the appreciation of property, plant and equipment item recognized in the mergers described in note 1 and the recognition of the tax benefits originating from the appreciations of assets recognized in the acquisition of BrT by the acquirees.

c)	Deferral of expenses on subsidized handsets and activation fee

Under the former BR GAAP, BrT Celular deferred the expenses on subsidies on subscription plans’ handsets for the corporate segment and amortized them over a twelve-month period, which was the contractual retention period agreed with customers. Under IFRS, these expenses do not qualify for the recognition criteria established by IAS 38 and, consequently are recognized directly in the income statement, when incurred.

The reconciliation presents the effects of the costs of subsidies accounted for as cost of services and sales.

Under the former BR GAAP, BrT Celular deferred the expenses on National Telecommunications Agency (ANATEL) activation and inspection fees (FISTEL) over a 24-month period, which was the average customer retention period. Under IFRS, these expenses do not qualify for the recognition criteria established by IAS 38 and are recognized directly in the income statement when incurred.

The reconciliation presents the effects of the costs of customer activation fees accounted for as cost of services and sales.

BrT Celular did not recognize deferred tax assets since it does not record taxable income to support their recovery.

d)	Revenue recognition

Payphones (TUP)

Under the former BR GAAP, BrT recognized revenue on the sale of TUP cards when these were sold and costs when the cards were used. Under IAS 18 Revenue, the revenue from the sale of TUP cards was measured and recognized based on the estimated consumption of minutes by the customers.

e)	Asset decommissioning cost

The reconciliation presents the recognition of costs incurred on dismantlement, removal and restoration of property, plant and equipment items, in accordance with the requirements of IFRIC 1.

f)	Deferred taxes on income

The reconciliation presents the changes in deferred income tax and social contribution, pursuant to IAS 12, which represent the tax effects on the adjustments necessary for the convergence of the financial statements to IFRSs, where applicable.

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

g)	Interest on capital and dividends

Mandatory minimum dividend

Under the former BR GAAP, interest on capital and dividends were recognized at the yearend, while the dividends had not been officially declared, which occurs in the following year. Under IFRSs, dividends are recognized only when a legal obligation is recognized. Accordingly, any proposed dividends above the mandatory minimum dividends are only recognized when declared.

In the case of interest on capital, as management is already authorized by the Board of Directors and benefits from tax deductibility, it is considered as already declared.

Expired dividends and interest on capital

IAS 39 requires that when financial liability obligations cease to exist, the effects resulting from such liabilities shall be directly recognized in the income statement.

The reconciliation presents the effects of unclaimed dividends and interest on capital, previously recorded directly against shareholders’ equity, recognized in the income statement.

h)	Effects of the adjustments to the statements of cash flows

The balances of cash and cash equivalents of the Company and its subsidiaries remained unchanged after the first-time adoption of IFRSs; however, the presentation of the statement of cash flows was changed due to the adjustments that impacted some of the line items of this statement.

The principal differences relating to the cash flow statement are (i) the reclassification of certain cash flows relating to financial assets that were classified as investing activities under BRGAAP and are classified as operating activities under IFRS and (ii) the cash outflows relating to payments for regulatory licenses and concessions that were previously classified as operating activities under BRGAAP and are now classified as financing activities under IFRS.

i)	Retained earnings

Except for the reclassification items, all the adjustments above with effects prior to the date of transition were recognized as a reduction of retained earnings as at January 1, 2009, and reclassified to the income reserve.

j)	Earnings per share

Under IAS 33, basic and diluted earnings per share started to be calculated based on the weighted average number of outstanding shares during the year. Previously, the calculation was made based on the number of shares outstanding at yearend.

The reconciliations below quantify the effect of the transition to IFRSs on the indicated dates:

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

Reconciliation of equity as at January 1, 2009 (date of transition)

	BR GAAP originally reported 12/31/2008	Reclassifications (a)	Revenue recognition (d)	Asset decommissioning (e)	Dividends (g)	Effect of adoption of IFRSs	Under IFRS 1/1/2009
Current assets	6,107,462	(146,924)				(146,924)	5,960,538
Cash and cash equivalents	1,478,558						1,478,558
Cash investments	561,867						561,867
Derivative instruments		29,179				29,179	29,179
Trade receivables, net	2,210,090						2,210,090
Inventories, net	54,048						54,048
Recoverable taxes	935,690	(935,690)				(935,690)
Current recoverable taxes		18,919				18,919	18,919
Other taxes		452,788				452,788	452,788
Judicial deposits	678,972	317,059				317,059	996,031
Pension plan assets		15,874				15,874	15,874
Other assets	188,237	(45,053)				(45,053)	143,184
Non-current assets	11,432,476	908,989	16,625	14,411		940,025	12,372,501
Deferred taxes	1,523,772	169,164	16,625	4,951		190,740	1,714,512
Other taxes		294,819				294,819	294,819
Judicial deposits	2,224,993	445,006				445,006	2,669,999
Pension plan assets		108,064				108,064	108,064
Other assets	145,625	(108,064)				(108,064)	37,561
Investments	3,744						3,744
Property, plant and equipment, net	5,902,124			9,460		9,460	5,911,584
Intangible assets, net	1,632,218						1,632,218

Total assets	17,539,938	762,065	16,625	14,411		793,101	18,333,039

Current liabilities	4,759,943	313,735	48,898	18,921	(79,719)	301,835	5,061,778
Loans and financing	760,627	(89,920)				(89,920)	670,707
Derivative instruments		89,920				89,920	89,920
Trade payables	1,889,543						1,889,543
Taxes payable	717,911	(686,218)				(686,218)	31,693
Taxes other than income tax		777,377				777,377	777,377
Tax financing program	4,434						4,434
Dividends and interests on capital	340,785				(79,719)	(79,719)	261,066
Provisions	218,297	222,576				222,576	440,873
Payroll, related taxes and benefits	193,394						193,394
Provision for pension plan	148,391						148,391
Licenses and concessions payable	160,074						160,074
Other payables	326,487		48,898	18,921		67,819	394,306
Non-current liabilities	6,539,043	453,985		2,475		456,460	6,995,504
Loans and financing	4,125,351	(132,153)				(132,153)	3,993,198
Derivative instruments		132,153				132,153	132,153
Provisions	710,380	297,711				297,711	1,008,091
Deferred taxes liabilities	262,517	(255,646)		2,475		(253,171)	9,346
Taxes other than income tax		406,264				406,264	406,264
Tax financing program	713						713
Provision for pension plan	607,400						607,400
Licenses and concessions payable	623,585						623,585
Other payables	214,753						214,754
Noncontrolling interests	(5,656)	5,656				5,656
Equity attributable to controlling shareholders	6,240,952	(5,656)	(32,273)	(6,985)	79,719	34,805	6,275,757
Share capital	3,470,758						3,470,758
Capital reserves	1,338,246	152,129				152,129	1,490,375
Income reserves	1,431,948		(32,273)	(6,985)		(39,258)	1,392,690
Treasury shares		(152,129)				(152,129)	(152,129)
Additional dividends Proposed					79,719	79,719	79,719
Equity attributable to noncontrolling shareholders		(5,656)				(5,656)	(5,656)

Total shareholders’ equity and liabilities	17,539,938	762,065	16,625	14,411		793,101	18,333,039

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

Equity reconciliation as at December 31, 2009

	BR GAAP originally reported 12/31/2009	Reclassifications (a)	Corporate restructuring (c)	Subsidy deferral (c)	Fistel fee deferral (c)	Revenue recognition (d)	Asset decommissioning (e)	Dividends (g)	Effect of adoption of IFRSs	Under IFRS 12/31/2009
Current assets	5,607,544	543,280		(1,777)	(21,985)				519,518	6,127,062
Cash and cash equivalents	1,717,441									1,717,441
Cash investments	381,951									381,951
Trade receivables, net	1,992,141									1,992,141
Inventories, net	42,063									42,063
Recoverable taxes	1,001,255	(878,403)							(878,403)	122,852
Other taxes		461,591							461,591	461,591
Judicial deposits	293,224	960,092							960,092	1,253,316
Other assets	179,469			(1,777)	(21,985)				(23,762)	155,707
Non-current assets	16,927,409	2,645,816	(1,145,728)		(7,554)	2,573	14,342		1,509,449	18,436,858
Related parties	1,674,750									1,674,750
Deferred taxes	5,052,839	29,705	590,224			2,573	5,154		627,656	5,680,495
Other taxes		387,107							387,107	387,107
Judicial deposits	1,441,950	2,229,004							2,229,004	3,670,954
Pension plan assets		136,277							136,277	136,277
Other assets	186,687	(136,277)			(7,554)				(143,831)	42,856
Investments	5,374									5,374
Property, plant and equipment, net	6,993,405		(1,735,952)				9,188		(1,726,764)	5,266,641
Intangible assets, net	1,572,404									1,572,404

Total assets	22,534,953	3,189,096	(1,145,728)	(1,777)	(29,539)	2,573	14,342		2,028,967	24,563,920

Current liabilities	4,440,041	956,365				7,570	19,696		983,631	5,423,672
Loans and financing	1,003,352	(133,389)							(133,389)	869,963
Derivative instruments		133,389							133,389	133,389
Trade payables	1,554,278									1,554,278
Taxes payable	703,219	(664,672)							(664,672)	38,547
Taxes other than income taxes		793,374							793,374	793,374
Tax financing program	29,683									29,683
Dividends and interests on capital	104,779									104,779
Provisions	367,053	827,663							827,663	1,194,716
Payroll, related taxes and benefits	120,082									120,082
Provision for pension plan	104,533									104,533
Licenses and concessions payable	99,240									99,240
Other payables	353,822					7,570	19,696		27,266	381,088
Non-current liabilities	7,000,011	2,232,217					2,383		2,234,600	9,234,611
Loans and financing	3,637,497	(64,891)							(64,891)	3,572,606
Derivative instruments		64,891							64,891	64,891
Provisions	1,285,319	1,953,448							1,953,448	3,238,767
Deferred taxes liabilities	276,225	(269,723)					2,383		(267,340)	8,885
Other taxes		549,006							549,006	549,006
Tax financing program	355,051									355,051
Provision for pension plan	575,180									575,180
Licenses and concessions payable	609,848									609,848
Other payables	260,377									260,377
Noncontrolling interests	514	(514)							(514)
Equity attributable to controlling shareholders	11,094,901	514	(1,145,728)	(1,777)	(29,539)	(4,997)	(7,737)		(1,189,264)	9,905,637
Share capital	3,731,059									3,731,059
Capital reserves	6,980,315	149,642	(1,260,397)						(1,110,755)	5,869,560
Income reserves	383,527		114,669	(1,777)	(29,539)	(4,997)	(7,737)		70,619	454,146
Treasury shares		(149,642)							(149,642)	(149,642)
Equity attributable to noncontrolling shareholders		514							514	514

Total shareholders’ equity and liabilities	22,534,953	3,189,096	(1,145,728)	(1,777)	(29,539)	2,573	14,342		2,028,967	24,563,920

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

Reconciliation of net income for the year ended December 31, 2009

	BR GAAP originally reported 12/31/2009	Corporate restructuring (b)	Subsidy deferral (c)	Fistel fee deferral (c)	Revenue recognition (d)	Asset decommissioning (e)	Dividends (g)	Effect of adoption of IFRSs	Under IFRS 12/31/2009
Net operating revenue	10,878,562				41,328			41,328	10,919,890
Cost of sales and services	(5,905,598)	173,741	(1,777)	(29,539)		(1,048)		141,377	(5,764,221)
Gross profit	4,972,964	173,741	(1,777)	(29,539)	41,328	(1,048)		182,705	5,155,669
Operating income (expenses)	(6,243,819)						11,501	11,501	(6,232,318)
Selling expenses	(1,417,845)								(1,417,845)
General and administrative expenses	(1,434,808)								(1,434,808)
Other operating income	648,439						11,501	11,501	659,940
Other operating expenses	(4,039,605)								(4,039,605)
Operating income (loss) before financial income (expenses) and taxes	(1,270,855)	173,741	(1,777)	(29,539)	41,328	(1,048)	11,501	194,206	(1,076,649)
Financial income (expenses)	(281,349)								(281,349)
Financial income	630,247								630,247
Financial expenses	(911,596)								(911,596)
Income (loss) before taxes	(1,552,204)	173,741	(1,777)	(29,539)	41,328	(1,048)	11,501	194,206	(1,357,998)
Loss before taxes	(1,552,204)	173,741	(1,777)	(29,539)	41,328	(1,048)	11,501	194,206	(1,357,998)
Current	(449,903)								(449,903)
Deferred	861,418	(59,072)			(14,052)	296		(72,828)	788,590

Loss for the year	(1,140,689)	114,669	(1,777)	(29,539)	27,276	(752)	11,501	121,378	(1,019,311)

Loss attributed to controlling shareholders	(1,142,689)	114,669	(1,777)	(29,539)	27,276	(752)	11,501	121,378	(1,021,311)
Loss attributed to noncontrolling shareholders	2,000								2,000

Reconciliation of cash flows for the year ended December 31, 2009

CASH FLOWS	BR GAAP originally reported 12/31/2009	Effect of adoption of IFRS	Under IFRS 12/31/2009
Cash flows from operating activities	3,237,051	336,153	3,573,204
Cash flows from investing activities	(2,987,888)	(17,228)	(3,005,116)
Cash flows from financing activities	(288,637)	(276,512)	(565,149)

4.	FINANCIAL INSTRUMENTS AND RISK ANALYSIS

Financial risk management

The Company’s and its subsidiaries’ activities expose them to several financial risks, such as: market risk (including currency fluctuation risks, interest rate risk on fair value and cash flows, and price risk), credit risk and liquidity risk. The Company uses derivative instruments to protect against certain exposures to these risks.

Risk management is carried out by the Company’s treasury officer, in accordance with the policies approved by management. Oi’s Financial Risk Management Policy (the “Policy”), approved by the Board of Directors, documents the management of exposures to market risk factors generated by financial transactions of the Oi Group companies. Under the Policy, market risks are identified based on the features of financial transactions contracted and to be contracted during the year. Several scenarios are then simulated for each one of the risk factors using statistical models, used as basis to

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

measure the impacts on the Group´s financial income (expenses). Based on this analysis, the Executive Committee annually agrees with the Board of Directors the Risk Guideline to be followed in each financial year. The Risk Guideline is equivalent to the worst expected impact of financial income (expenses) on the Group’s net income, with a 95% level of confidence. To ensure a proper risk management, according to the Risk Guideline, the treasury can contract hedging instruments, including derivative transactions such as swaps, currency forwards and options. BrT and its subsidiaries do not use derivatives for other purposes.

With the approval of the Policy, the Financial Risk Management Committee was created, consisting of the CEO, the CFO, the Technology and Strategy Development Officers, and the Controller of the Oi Group. This Committee meets on a monthly basis to oversee compliance with the Policy. Bimonthly, the Executive Committee submits to the Board of Directors Policy follow-up reports.

According to their nature, financial instruments may involve known or unknown risks, and it is important to assess to the best judgment the potential of these risks. Thus, financial instruments may exist with or without guarantees depending on circumstantial or legal aspects.

(a)	Fair value of financial instruments

The Company and its subsidiaries have measured their financial assets and financial liabilities at their market or actual realizable values (fair value) using available market inputs and valuation techniques appropriate for each situation. The interpretation of market inputs for the selection of such techniques requires considerable judgment and the preparation of estimates to obtain an amount considered appropriate for each situation. Accordingly, the estimates presented may not necessarily be indicative of the amounts that could be obtained in an active market. The use of different assumptions for the calculation of the fair value may have a material impact on the amounts obtained.

The method used for calculation of the fair value of the swap derivatives was the use of future cash flows linked to each instrument contracted, discounted at market rates prevailing at the end of the reporting period, December 31, 2010.

The fair value of securities traded in active markets is equivalent to the amount of the last closing quotation available at the end of the reporting period multiplied by the number of outstanding securities.

The fair values of contracts where the current contractual terms and conditions are similar to those originally contracted or for which there are no quotation or contracting benchmarks are similar to their carrying amounts.

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

The main asset and liability financial instruments are as follows:

	Accounting measurement	2010
		Carrying amount	Fair value
Assets
Cash and cash equivalents	Fair value	3,216,937	3,216,937
Cash investments	Fair value	832,077	832,077
Trade receivables, net	Amortized cost	2,069,908	2,069,908
Related parties	Amortized cost	1,911,134	2,042,397
Liabilities:
Trade payables	Amortized cost	1,636,598	1,636,598
Loans and financing
Loans and financing (*)	Amortized cost	3,272,233	3,272,233
Debentures	Amortized cost	1,092,853	1,123,890
Derivatives	Fair value	70,719	70,719
Dividends and interest on capital	Amortized cost	568,840	568,840
Profit sharing	Amortized cost	96,344	96,344
Licenses and concessions payable	Amortized cost	756,631	756,631

(*)	A substantial portion of this balance refers to BNDES loans and financing for which there is no active market and, therefore, there are no significant adjustments to fair value.

	Accounting measurement	2009
		Carrying amount	Fair value
Assets
Cash and cash equivalents	Fair value	1,717,441	1,717,441
Cash investments	Fair value	381,951	381,951
Trade receivables, net	Amortized cost	1,992,141	1,992,141
Related parties	Amortized cost	1,674,750	1,864,563
Liabilities:
Trade payables	Amortized cost	1,554,278	1,554,278
Loans and financing
Loans and financing	Amortized cost	3,351,983	3,430,927
Debentures	Amortized cost	1,090,586	1,135,191
Derivatives	Fair value	198,280	198,280
Dividends and interest on capital	Amortized cost	104,779	104,779
Profit sharing	Amortized cost	36,474	36,474
Licenses and concessions payable	Amortized cost	709,088	709,088

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Accounting measurement	1/1/2009
		Carrying amount	Fair value
Assets
Cash and cash equivalents	Fair value	1,478,558	1,478,558
Cash investments	Fair value	561,867	561,867
Trade receivables, net	Amortized cost	2,210,090	2,210,090
Derivatives	Fair value	29,179	29,179
Liabilities:
Trade payables	Amortized cost	1,889,543	1,889,543
Loans and financing
Lonas and financing	Amortized cost	3,571,999	3,597,016
Debentures	Amortized cost	1,091,906	1,058,712
Derivatives	Fair value	222,073	222,073
Dividends and interest on capital	Amortized cost	261,066	261,066
Profit sharing	Amortized cost	20,984	20,984
Licenses and concessions payable	Amortized cost	783,659	783,659

Fair value measurement hierarchy

IFRS 7 defines fair value as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction on measurement date. The standard clarifies that the fair value must be based on the assumptions that market participants would consider in pricing an asset or a liability, and establishes a hierarchy that prioritizes the information used to build such assumptions. The fair value measurement hierarchy attaches more importance to available market inputs (i.e., observable data) and a less weight to inputs based on data without transparency (i.e., unobservable data). Additionally, the standard requires that an entity considers all nonperformance risk aspects, including the entity’s credit, when measuring the fair value of a liability.

IFRS 7 establishes a three-level hierarchy to measure and disclose fair value. The classification of an instrument in the fair value measurement hierarchy is based on the lowest level of input significant for its measurement. We present below a description of the three-tier hierarchy:

Level 1 - inputs are determined using quoted prices in an active market for identical assets or liabilities on measurement date. Additionally, an entity must have the possibility of trading in such active market and the quoted price cannot be adjusted by the entity.

Level 2 - Inputs other than the quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active; or inputs that are observable for the asset or liability or that can support the observed market inputs by correlation or otherwise for substantially all the asset or liability.

Level 3 - unobservable inputs are inputs based on little or no market activity. These inputs represent management’s best estimates of how market participants could attribute a price to an asset or

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

liability. Generally, Level 3 assets and liabilities are measured using pricing models, discounted cash flows, or similar methodologies that require significant judgment or estimates.

Under IFRS 7, the Company measures its cash equivalents, cash investments, and derivatives at fair value. Cash equivalents, cash investments and derivatives are classified as Level 2 since they are measured using market prices for similar instruments.

The table below summarizes our financial assets and financial liabilities carried at fair value as at December 31, 2010 and 2009, and as at the date of transition, January 1, 2009:

Description	2010	Fair value of identical assets (Level 1)	Other observable significant impacts (Level 2)	Other unobservable significant impacts (Level 3)
Assets
Cash and cash equivalents	3,216,937		3,216,937
Cash investments	832,077		832,077

Total assets	4,049,014		4,049,014

Liabilities
Derivatives	70,719		70,719

Total liabilities	70,719		70,719

Description	2009	Fair value of identical assets (Level 1)	Other observable significant impacts (Level 2)	Other unobservable significant impacts (Level 3)
Assets
Cash and cash equivalents	1,717,441		1,717,441
Cash investments	381,951		381,951

Total assets	2,099,392		2,099,392

Liabilities
Derivatives	198,280		198,280

Total liabilities	198,280		198,280

Description	1/1/2009	Fair value of identical assets (Level 1)	Other observable significant impacts (Level 2)	Other unobservable significant impacts (Level 3)
Assets
Cash and cash equivalents	1,478,558		1,478,558
Cash investments	561,867		561,867
Derivatives	29,179		29,179

Total assets	2,069,604		2,069,604

Liabilities
Derivatives	222,073		222,073

Total liabilities	222,073		222,073

Discount to present value

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

Based on the valuation made for purposes of discount to present value of assets and liabilities measured under the amortized cost method, we concluded that such discount does not apply for the following main reasons:

•	Trade receivables: near-term maturity of bills.

•	Trade payables: all obligations are due to be settled in the short term.

•	Loans and financing: all transactions are adjusted for inflation using contractual indices.

•	Licenses and concessions payable: all obligations arising from the acquisition of licenses are adjusted for inflation based on contractual indices.

(b)	Currency risk

The Company has foreign currency-denominated loans and financing. The risk associated with these liabilities arises from the possibility of fluctuations in foreign exchange rates that could increase the balance of such liabilities. Loans exposed to this risk represent approximately 1.3% (11.9% at December 31, 2009 and 16.7% at January 1, 2009) of total liabilities from loans and financing, less the currency hedging transactions contracted. In order to minimize this type of risk, the Company has been entering into foreign exchange hedging contracts with financial institutions. Out of the debt denominated in foreign currency and the basket of currencies of the BNDES, 100.0% (39.4% at December 31, 2009 and 60.5% at January 1, 2009) is hedged by foreign exchange swaps and foreign currency-denominated financial investments. The unrealized gains or losses on hedging transactions, consisting of currency swaps, are recorded in the income statement as gains or losses, based on the status of each instrument.

Derivatives are summarized as follows:

			Notional amount				Fair value			Payable or receivables in the period (accrual)
	Index	Maturity	2010	2009	1/1/2009		2010	2009	1/1/2009	Amount receivable/ (received)	Amount payable/ (paid)
Swap contracts:
Long position
Foreign currency – yen (i)	Forex + 1.9%	Mar 2011	54,111	165,342		280,703	44,396	122,845	277,774	44,195
Short position
Interest rate – CDI (i)	93.2% to 97.0% of CDI	Mar 2011	(54,111)	(165,342)		(280,703)	(115,115)	(321,125)	(499,428)		(115,225)
Net value							(70,719)	(198,280)	(221,654)		(71,030)
Option contracts
Long position - call
Foreign currency - dollar		Feb 2009			US$	80,000			29,179
Short position - put
Foreign currency - dollar		Feb 2009			US$	(64,000)			(419)

(i) Yen to CDI Swap (plain vanilla)

Counterpart: Citibank, JP Morgan, and Santander.

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

In 2004, the Company contracted foreign exchange swap transactions (plain vanilla) to hedge cash flows related to its liabilities denominated in yens with final maturity in March 2011. Under these contracts, the Company has a long position in yens, plus fixed interest rate, and a short position tied to a percentage of a one-day interest rate (CDI), hedging against the foreign exchange fluctuation risk of the yen against the Brazilian real, which in effect represented a swap of yen cost of 1.9% per year with an average weighted rate of 95.91% at the end of the reporting period, December 31, 2010. The transactions were duly registered with CETIP S.A. and there is no margin of security required for such contracts.

As the long position inflows of swap contracts will be fully offset by the outflows of the yen-denominated debt, the Company considers that the risk of being in default with one-day interest rates (CDI) is the increase of the CDI. The unrealized gains or losses on protection transactions are measured at fair value, as described in (a) above.

As at December 31, 2010, the Company recorded a gain (loss) on derivative transactions of R$8,899 (loss of R$100,930 in 2009) (see note 8).

Currency risk sensitivity analysis

At the end of the reporting period, management estimated scenarios of Brazilian real depreciation against other currencies based on the US dollar exchange rate (sell PTAX) at yearend. The same US dollar rate at the end of the reporting period was used for the probable scenario. The probable rate was then depreciated by 25% and 50% and used as benchmark for the possible and remote scenarios, respectively.

Foreign exchange rate scenario

	Rate
Description	2010	2009	Depreciation
Probable scenario
US dollar	1.6662	1.7412	0%
Japanese yen	0.0203	0.018832	0%
Currency basket	0.033457	0.033995	0%
Possible scenario
US dollar	2.0828	2.1765	25%
Japanese yen	0.025375	0.02354	25%
Currency basket	0.041821	0.042494	25%
Remote scenario
US dollar	2.4993	2.6118	50%
Japanese yen	0.03045	0.028248	50%
Currency basket	0.050186	0.050993	50%

As at December 31, 2010, management estimated the future outflow for the payment of interest and principal of its debt pegged to foreign exchange rates based on interest rates prevailing at end of the reporting period and the exchange rates above, also assuming that all interest and principal payments would be made on the scheduled maturity dates. The impact of hypothetical depreciations of the Brazilian real in relation to other currencies can be measured by the difference in the future flows in the possible and remote scenarios compared to the probable scenario, where there is no estimate of depreciation. Such sensitivity analysis considers payment outflows in future dates. Thus, the sum of

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

the amounts for each scenario is not equivalent to the fair value, or even the present value of liabilities.

Transaction	Individual risk	Future payment outflows by period
		Up to 1 year	1 to 3 years	3 to 5 years	Above 5 years	Total
Probable scenario
US dollar debt	Dollar appreciation	1,818	763	62		2,643
Cash in US dollar	Dollar depreciation	(84,239)				(84,239)
Yen debt	Yen appreciation	44,828				44,828
Derivatives (net position - yen)	Yen depreciation	(44,606)				(44,606)
Currency basket debt	Increase in currency basket rate	9,213				9,213

Total pegged to exchange rate		(72,986)	763	62		(72,161)

Possible scenario
US dollar debt	Dollar appreciation	2,273	954	78		3,305
Cash in US dollar	Dollar depreciation	(105,299)				(105,299)
Yen debt	Yen appreciation	56,035				56,035
Derivatives (net position - yen)	Yen depreciation	(55,758)				(55,758)
Currency basket debt	Increase in currency basket rate	11,516				11,516

Total pegged to exchange rate		(91,233)	954	78		(90,201)

Remote scenario
US dollar debt	Dollar appreciation	2,727	1,145	93		3,965
Cash in US dollar	Dollar depreciation	(126,359)				(126,359)
Yen debt	Yen appreciation	67,242				67,242
Derivatives (net position - yen)	Yen depreciation	(66,909)				(66,909)
Currency basket debt	Increase in currency basket rate	13,820				13,820

Total pegged to exchange rate		(109,479)	1,145	93		(108,241)

Impacts
Possible scenario - probable scenario		(18,247)	191	16		(18,040)
US dollar		(20,605)	191	16		(20,398)
Japanese yen		55				55
Currency basket		2,303				2,303
Remote scenario - probable scenario		(36,493)	382	31		(36,080)
US dollar		(41,211)	382	31		(40,798)
Japanese yen		111				111
Currency basket		4,607				4,607

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

The fair value of instruments subject to foreign exchange risk would be impacted as follows in the estimated scenarios:

Impacts on fair value of liability instruments
Transaction	Risk	Balance in 2010
Probable scenario
US dollar debt	Dollar appreciation	2,617
Cash in US dollar	Dollar depreciation	(84,239)
Yen debt	Yen appreciation	44,546
Derivatives (net position - yen)	Yen depreciation	(44,396)
Currency basket debt	Increase in currency basket rate	9,068

Total pegged to exchange rate		(72,404)

Possible scenario
US dollar debt	Dollar appreciation	3,271
Cash in US dollar	Dollar depreciation	(105,299)
Yen debt	Yen appreciation	55,683
Derivatives (net position - yen)	Yen depreciation	(55,495)
Currency basket debt	Increase in currency basket rate	11,335

Total pegged to exchange rate		(90,505)

Remote scenario
US dollar debt	Dollar appreciation	3,926
Cash in US dollar	Dollar depreciation	(126,359)
Yen debt	Yen appreciation	66,819
Derivatives (net position - yen)	Yen depreciation	(66,594)
Currency basket debt	Increase in currency basket rate	13,602

Total pegged to exchange rate		(108,606)

Impacts
Possible scenario - probable scenario		(18,101)
US dollar		(20,406)
Japanese yen		38
Currency basket		2,267
Remote scenario - probable scenario		(36,202)
US dollar		(40,811)
Japanese yen		75
Currency basket		4,534

Impacts on fair value of liability instruments
Transaction	Risk	Balance in 2009
Probable scenario
US dollar debt	Dollar appreciation	371,475
Cash in US dollar	Dollar depreciation	(87,151)
Yen debt	Yen appreciation	122,709
Derivatives (net position - yen)	Yen depreciation	(122,845)
Currency basket debt	Increase in currency basket rate	37,689

Total pegged to exchange rate		321,877

Possible scenario
US dollar debt	Dollar appreciation	464,344
Cash in US dollar	Dollar depreciation	(108,939)
Yen debt	Yen appreciation	153,386
Derivatives (net position - yen)	Yen depreciation	(153,556)
Currency basket debt	Increase in currency basket rate	47,111

Total pegged to exchange rate		402,346

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

Impacts on fair value of liability instruments
Remote scenario
US dollar debt	Dollar appreciation	557,212
Cash in US dollar	Dollar depreciation	(130,726)
Yen debt	Yen appreciation	184,064
Derivatives (net position - yen)	Yen depreciation	(184,267)
Currency basket debt	Increase in currency basket rate	56,534

Total pegged to exchange rate		482,817

Impacts
Possible scenario - probable scenario		80,469
US dollar		71,081
Japanese yen		(34)
Currency basket		9,422
Remote scenario - probable scenario		160,939
US dollar		142,162
Japanese yen		(68)
Currency basket		18,845

(c)	Interest rate risk

Assets

Cash equivalents and cash investments in local currency are maintained in financial investment funds (FIFs) exclusively managed for the Company and investments in its own portfolio of private securities (floating rate CDBs) issued by prime financial institutions.

The Company also has a loan granted to the company that prints telephone directories, which yields interest based on the General Price Index - Domestic Supply (IGP-DI). In addition, the Company has fixed-income securities (CDBs) invested in Banco de Brasília S.A., related to the guarantee for the credit incentive granted by the government of the Federal District, under the Program for Economic Sustainable Development in the Federal District (PRO-DF), which yield interest ranging from 94% to 97% of the SELIC (Central Bank’s policy rate).

The interest rate risk linked to these assets arises from the possibility of fluctuations in these rates and consequent decrease in return on these assets.

These assets are presented in the balance sheet as follows:

	2010		2009		1/1/2009
	Carrying amount	Fair value	Carrying amount	Fair value	Carrying amount	Fair value
Assets
Cash equivalents	3,086,764	3,086,764	1,542,545	1,542,545	1,310,720	1,310,720
Cash investments	832,077	832,077	381,951	381,951	561,867	561,867
Loans and financing – Private debentures	1,911,134	2,042,397	1,674,750	1,864,563
Other assets	23,202	23,202	16,692	16,692	6,868	6,868

Total	5,853,177	5,984,440	3,615,938	3,805,751	1,879,455	1,879,455

Current liabilities	3,921,679	3,921,678	1,926,476	2,027,603	1,874,345	1,874,345
Non-current liabilities	1,931,498	2,062,762	1,689,462	1,778,148	5,110	5,110

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

Liabilities:

The Company has loans and financing in local currency subject to the following indices: Long-term Interest Rate (TJLP), Monetary Unit of the National Bank for Economic and Social Development (UMBNDES), Interbank Certificates of Deposit (CDIs) and General Price Index - Domestic Supply (IGP-DI) and financing in foreign currency subject to the yen LIBOR and LIBOR indices. The Company is also exposed to CDI arising from swap transactions contracted, the purpose of which is to protect its yen-denominated liabilities, as mentioned in note 4 (b). The Company has no other derivative transactions to hedge its liabilities against interest rate risk.

Additionally, the Company issued public debentures, not convertible into or exchangeable for shares. This liability was contracted at an interest rate pegged to CDI, compounded by a spread of 3.5% per year. The risk inherent to these liabilities arises from the possibility of fluctuations in those rates. We continuously monitor these market rates to assess the possible contracting of instruments to hedge against the risk of fluctuation of these rates.

Analysis of sensitivity to interest rate variations

The Company understands that the most significant risk related to interest rate fluctuations arises from its liabilities pegged to the CDI and TJLP. The risk is associated to an increase in those rates.

At the end of the reporting period, management estimated a probable scenario of changes in interbank deposit rates (DIs) and TJLP. The rates prevailing at the end of the reporting period were used in the probable scenario. These rates have been stressed by 25% and 50%, and used as benchmark for the possible and remote scenarios.

Interest rate scenarios
Probable scenario		Possible scenario		Remote scenario
CDI	TJLP	CDI	TJLP	CDI	TJLP
10.64%	6.00%	13.30%	7.50%	15.96%	9.00%

As at December 31, 2010, management estimated a future outflow for the payment of interest and principal of its debt pegged to CDI and TJLP based on the interest rates above, also assuming that all interest and principal payments would be made on the scheduled maturity dates. The outflows for repayment Oi related party debt were not considered. The impact of hypothetical increases of interest rates can be measured by the difference in the future flows in the possible and remote scenarios compared to the probable scenario, where there is no estimate of increase. Such sensitivity analysis considers payment outflows in future dates. Thus, the aggregate of the amounts for each scenario is not equivalent to the fair value, or even the present value of these liabilities. The fair value of these liabilities, should the Company’s credit risk remain unchanged, would not be impacted in the event of fluctuations in interest rates, as the interest rates used to estimate future cash outflows would be the same rates that discount such flows to present value.

Additionally, the Company has cash equivalents and cash investments in floating rate securities whose yield would also increase in the possible and remote scenarios, thus offsetting part of the impact of the increase of interest rates on debt payment outflows. However, as the estimated maturities are different from the maturities of financial liabilities, the impact of the scenarios on

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

such assets has not been considered. The balances of cash equivalents and cash investments are disclosed in note 10.

Future interest payment outflows by period
Transaction	Individual risk	Up to 1 year	1 to 3 years	3 to 5 years	Above 5 years	Total
Probable scenario
CDI pegged debt	CDI increase	126,214	100,869			227,083
Derivatives (net position - CDI)	CDI increase	63,624				63,624
TJLP pegged debt	TJLP increase	217,456	277,255	104,426	51,857	650,994

Total pegged to interest rates		407,294	378,124	104,426	51,857	941,701

Possible scenario
CDI pegged debt	CDI increase	146,813	119,267			266,080
Derivatives (net position - CDI)	CDI increase	64,222				64,222
TJLP pegged debt	TJLP increase	277,954	396,807	168,943	115,424	959,128

Total pegged to interest rates		488,989	516,074	168,943	115,424	1,289,430

Remote scenario
CDI pegged debt	CDI increase	167,148	137,449			304,597
Derivatives (net position - CDI)	CDI increase	64,809				64,809
TJLP pegged debt	TJLP increase	340,870	537,451	250,718	204,128	1,333,167

Total pegged to interest rates		572,827	674,900	250,718	204,128	1,702,573

Impacts
Possible scenario - probable scenario		81,695	137,950	64,517	63,567	347,729
CDI		21,197	18,398			39,595
TJLP		60,498	119,552	64,517	63,567	308,134
Remote scenario - probable scenario		165,533	296,776	146,292	152,271	760,872
CDI		42,119	36,580			78,699
TJLP		123,414	260,196	146,292	152,271	682,173

(d)	Credit risk

The concentration of credit risk associated to trade receivables is immaterial due to the diversification of its portfolio. Doubtful receivables are adequately covered by a provision for doubtful accounts.

Transactions with financial institutions (financial investments and loans and financing) are made with prime entities, avoiding the risk of concentration. The credit risk of financial investments is assessed by setting caps for investment in the counterparts, taking into consideration the ratings released by the main international risk rating agencies of each one of such counterparts.

(e)	Liquidity risk

The Company uses cash flows generated by operations and third-party financing to defray capital expenses on the expansion and modernization of the network, pay dividends, repay debt in advance, and invest in new businesses.

(f)	Risk of acceleration of maturity of loans and financing

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

Any default events of some debt instruments of the Company and its subsidiaries can trigger the accelerated maturity of other debt instruments. The impossibility to incur in new debt might prevent such companies from investing in their business and incur in required or advisable capital expenditures, which would reduce future sales and adversely impact their profitability. Additionally, the funds necessary to meet the payment commitments of the loans taken can reduce the amount of funds available for capital expenditures.

(g)	Contingent risks

Contingent risks are assessed according to the likelihood of disbursement and are classified in provisions and contingent liabilities, as prescribed by IAS 37. Provisions incorporate contingencies assessed as a probable risk, recognized in liabilities in view of the existing present obligation as a result of a past event, and because it is probable that a disbursement of funds will be required to settle the obligation. Details on these risks are presented in note 24.

(h)	Regulatory risk

Even though telecommunications services regulations in general are quite comprehensive, they are still quite restrictive when it comes to utility services, as defined by the General Telecommunications Law (LGT), as the case of STFC. As a result, most of the regulatory risks and obligations refer to this service, which is material for the Company’s activities.

Concession arrangements

The Company has entered into local and domestic long-distance STFC concession arrangements with ANATEL, effective from January 1, 2006 to December 31, 2025. These concession agreements, which provide for reviews on a five-year basis, in general have a higher degree of intervention in the management of the business than the licenses to provide private services, and also include several consumer protection provisions, as perceived by the regulator. The main features are:

(i)	The price (fee) of the public service concession is defined as two percent of annual revenue net of taxes, paid every two years, starting 2006, and the first payment was made on April 30, 2007. Under this calculation method, the concession fee is one percent of net revenue net of taxes for each financial year;

The imposition of universal service targets that can be revised every five years, as provided for by said concession arrangements. The imposition of new universal service targets that result in additional expenses for the Company must always be accompanied by an indication of the sources of the related funds. The target to be imposed for 2011-2015 are currently being discussed with ANATEL, to be implemented beginning May 2011. These targets should incorporate an expansion of telephone service coverage in rural areas and a new definition for the Special Class Individual Access (AICE), intended exclusively to users registered in the Federal Government’s welfare programs.

(ii)	Possibility of the Regulator imposing alternative mandatory offer plans;

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

(iii)	Introduction of Regulator’s right to intervene in and change the concessionaire’s agreements with third parties;

(iv)	Inclusion of the parent company’s, subsidiary’s, associates’ and third parties’ assets, indispensable to the concession, as returnable assets; and

(v)	Creation of a users’ board in each concession.

Network usage tariffs are defined as a percentage of the public local and domestic long distance tariff until the effective implementation of cost model by service/modality, which should be developed beginning 2011, as prescribed by the General Regulation Updating Plan (“PGR”), effective beginning 2013.

(i)	Capital management

The Company manages its equity structure, which consists of a ratio of financial debt to own capital (shareholders’ equity, retained earnings, and income reserves) according to best market practices.

The objective of capital management is to ensure that liquidity levels and financial leverage that allow the sustained growth of the group, the compliance with the strategic investment plan, and returns to our shareholders.

The Company may change its capital structure, according to existing economic and financial conditions, to optimize its financial leverage and debt management.

The indicators used to measure capital structure management are: total debt to EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization), net debt (total debt less cash and cash equivalents and cash investments) to EBITDA and the interest coverage ratio, as follows:

Gross debt to EBITDA	from 2x to 3x
Net debt to EBITDA	from 1.4x to 2x
Interest coverage ratio (*)	greater than 4

(*)	Measures the Company’s ability to settle its future interest obligations.

5.	NET OPERATING REVENUE

	2010	2009
Gross operating revenue	17,619,050	17,820,920
Deductions from gross revenue	(7,355,758)	(6,901,030)
Taxes	(3,645,824)	(3,942,981)
Other deductions	(3,709,934)	(2,958,049)
Net operating revenue	10,263,292	10,919,890

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

6.	COSTS AND EXPENSES BY NATURE

The Company elected to report the income statement by function. As required by the IFRS, we present below a breakdown of expenses by nature:

	2010	2009
Third party services	(2,120,354)	(2,168,414)
Interconnection	(1,981,928)	(2,025,529)
Depreciation and amortization	(1,056,740)	(1,807,851)
Personnel	(755,344)	(867,603)
Rentals and insurance	(402,342)	(435,971)
Provision for doubtful accounts	(351,535)	(575,912)
Advertising and publicity	(151,847)	(144,575)
Telecommunications Inspection Fund (FISTEL) fee	(116,239)	(116,088)
Materials	(108,543)	(160,504)
Connection means	(102,572)	(128,526)
Concession Agreement Extension Fee - ANATEL	(56,759)	(71,038)
Cost of mobile handsets and other	(47,760)	(88,615)
Other costs and expenses	(44,069)	(26,248)

Total	(7,296,032)	(8,616,874)

Classified as:
Cost of sales and services	(4,732,081)	(5,764,221)
Selling expenses	(1,025,010)	(1,417,845)
General and administrative expenses	(1,538,941)	(1,434,808)

Total	(7,296,032)	(8,616,874)

7.	OTHER OPERATING INCOME (EXPENSES)

	2010	2009
Other operating income
Recovered expenses	136,374	4,169
Fines	91,523	107,676
Rental of operational infrastructure and other	90,042	89,693
Technical and administrative services	64,492	50,674
Income on disposal of property, plant and equipment	54,015	93,350
Receipts in duplicate	23,289	26,310
Taxes recoverable	15,883	208,748
Recovery of pension plan expenses	6,231	40,479
Other income	42,113	38,841

Total	523,962	659,940

Other operating expenses
Provisions (reversals)	(405,093)	(3,339,706)
Taxes	(276,261)	(324,874)
Employee and management profit sharing	(102,555)	(45,243)
Write-off of property and equipment	(83,387)	(78,300)
Court fees	(51,024)	(49,911)
Fines	(34,845)	(94,336)
Provision for actuarial liabilities of pension plan	(14,221)	(5,817)
Donations and sponsoring	(5,653)	(15,824)
Other expenses	(58,653)	(85,594)

Total	(1,031,692)	(4,039,605)

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

8.	FINANCIAL INCOME (EXPENSES)

	2010	2009
Financial income
Monetary correction of judicial deposits	333,058	255,798
Investment yield	286,523	145,832
Interest and monetary correction on related parties	236,385	72,727
Interest and monetary correction on other assets	43,205	62,824
Interest and monetary correction on taxes	31,843	40,597
Financial discounts obtained	2,147	12,324
Other	46,294	40,145

Total	979,455	630,247

Financial expenses
Interest on outstanding loans from third parties	(285,547)	(256,700)
Monetary correction of provisions	(254,038)	(210,505)
Interest and monetary correction on other liabilities	(163,828)	(177,276)
Interest on debentures	(141,776)	(140,873)
Interest on taxes	(108,743)	(104,885)
Derivative transactions	(8,899)	(100,930)
Exchange rate change on foreign investments	(6,791)	(49,869)
Withholding income tax (IRRF) on financial transactions and charges	(2,859)	(3,053)
Monetary correction and exchange differences on third-party loans and financing	(1,977)	186,257
Interest and commissions on related party loans and financing	(3)	(94)
Other	(85,249)	(53,668)

Total	(1,059,710)	(911,596)

9.	INCOME TAX AND SOCIAL CONTRIBUTION

Taxes on income encompass the corporate income tax (IRPJ) and the social contribution (CSLL). The income tax rate is 25% and the social contribution rate is 9%, generating aggregate taxation of 34%.

The provision for income tax and social contribution is broken down as follows:

	2010	2009
Income tax and social contribution
Current taxes	(149,117)	(449,903)
Deferred taxes	(259,298)	788,590

Total	(408,415)	338,687

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

	2010	2009
Income (loss) before taxes	2,379,275	(1,357,998)
Income of companies not required to calculate income tax or social contribution	2,800	(3,170)

Total taxed income	2,382,075	(1,361,168)

IRPJ AND CSLL
Income tax and social contribution at statutory rate (10% + 15% + 9% = 34%)	(809,906)	462,797
Tax effects of interest on capital	123,480
Permanent exclusions (additions)	122,959	(45,049)
Compensation of tax loss carryforwards	24,332	19,088
Unrecognized deferred tax assets (i)	(5,304)	(98,149)
Recognized deferred tax assets	136,024
IRPJ/CSLL effect on income statement	(408,415)	338,687
Effective rate	17.15%	24.88%

(i)	Income of subsidiaries that do not recognize income tax and social contribution on tax loss carryforwards because they do not have any prospects that they will be recovered. See note 13 for further details.

The financial statements for the year ended December 31, 2010 were prepared considering management’s best estimates regarding the tax treatment under the criteria set forth in the Transitional Tax Regime (RTT).

10.	CASH, CASH EQUIVALENTS, AND CASH INVESTMENTS

Cash equivalents and cash investments held by the Company and its subsidiaries, in the years ended December 31, 2010 and 2009, and as at the date of transition, January 1, 2009, are classified as held for trading securities and are measured at their fair values.

(a)	Cash and cash equivalents

	2010	2009	1/1/2009
Cash and banks	130,173	174,896	167,838
Cash equivalents	3,086,764	1,542,545	1,310,720

Total	3,216,937	1,717,441	1,478,558

	2010	2009	1/1/2009
Exclusive investment funds	2,778,089	1,134,355	562,537
Private securities – Deposit certificates	234,577	319,767	639,160
Investments abroad – Deposit certificates	74,098	88,423	109,023

Cash equivalents	3,086,764	1,542,545	1,310,720

(b)	Cash investments

	2010	2009	1/1/2009
Exclusive investment funds	832,077	381,951	561,867

Cash investments	832,077	381,951	561,867

(c)	Breakdown of the exclusive investment funds portfolios

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

All investment funds in which BrT and its subsidiaries invest are exclusive investment funds of the group, in which, at December 31, 2010, BrT holds approximately 62% (48% at December 31, 2009 and 24% at January 1, 2009), subsidiary BrT Celular 22% (32% at December 31, 2009 and 29% at January 1, 2009), and the other subsidiaries 16% (20% at December 31, 2009 and 47% at January 1, 2009) of the funds’ units.

The portfolios of the exclusive funds are shown in the table below, which presents the consolidated balances of the funds:

	Balances of exclusive investment funds
	2010	2009	1/1/2009
Overnight operations	2,658,069	807,224	542,950
Private securities	119,466	325,022	19,587
Government securities		1,585
Other	554	524

Securities classified as cash equivalents	2,778,089	1,134,355	562,537

Government securities	811,447	347,789	371,036
Private securities	20,630	34,162	190,831
Securities classified as cash investments	832,077	381,951	561,867

Total invested in exclusive funds	3,610,166	1,516,306	1,124,404

The Company has cash investments in exclusive investment funds in Brazil and abroad, for the purpose of generating a return on its cash, which are benchmarked against the CDI in Brazil and LIBOR abroad.

11.	TRADE RECEIVABLES, NET

	2010	2009	1/1/2009
Billed services	1,757,622	1,652,530	1,589,911
Unbilled services	855,575	852,406	954,353
Mobile handsets and accessories sold	23,449	54,412	60,249
Provision for doubtful accounts	(566,738)	(567,207)	(394,423)

Total	2,069,908	1,992,141	2,210,090

Unbilled	855,575	852,406	954,353
Current	707,235	563,452	599,744
Receivables from other carriers	310,636	254,947	222,119
Past-due up to 30 days	332,224	390,579	428,620
Past-due from 31 to 60 days	111,079	129,197	125,636
Past-due from 61 to 90 days	84,230	92,318	79,852
Past-due from 91 to 120 days	63,815	71,829	54,354
Over 120 days past-due	171,852	204,620	139,835

Total	2,636,646	2,559,348	2,604,513

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

The changes in the Company’s provision for doubtful accounts were as follows:

Balance at January 1, 2009	(394,423)

Provision for doubtful accounts	(575,912)
Trade receivables written off as uncollectible	403,128

Balance at December 31, 2009	(567,207)

Provision for doubtful accounts	(351,535)
Trade receivables written off as uncollectible	352,004

Balance at December 31, 2010	(566,738)

12.	RELATED PARTIES

	2010	2009	1/1/2009
Private debentures – Principal	1,500,000	1,500,000
Interest on private debentures	411,134	174,750

Total	1,911,134	1,674,750

Non-current	1,911,134	1,674,750

Private debentures issued by TMAR

Company rights acquired by merger

Company rights refer to the subscription by subsidiary BrT Part, on February 17, 2009, of 11,648 nonconvertible debentures, issued by its indirect parent TMAR, for a unit price of R$103, totaling R$1,200,000. These debentures mature in five years, on December 11, 2013. These debentures yield interest equivalent to the compound DI Rate plus a spread of 4.0% per year, to be paid on the debentures’ maturity. On December 31, 2010 the Company transferred the rights on these debentures to BrT Celular as partial payment of the capital increase undertaken by his subsidiary.

Subscription by BrT Celular

On March 12, 2009, Brasil Telecom Celular S.A. subscribed 2,885 nonconvertible debentures, issued by TMAR, for a unit price of R$104, totaling R$300,000. These debentures mature in five years, on December 11, 2013. These debentures yield interest equivalent to the DI compounded by 4.0% per year, to be paid on the debentures’ maturity.

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

13.	CURRENT AND DEFERRED TAXES

	Assets
	2010	2009	1/1/2009
Current recoverable taxes
Recoverable withholding income tax (IRRF)	193,070	65,833	3,728
Recoverable social contribution	71,673	20,966	2,287
Withholding taxes - IRRF/CSLL (ii)	70,211	36,053	12,904

Current	334,954	122,852	18,919

Deferred taxes
Income tax on temporary differences and tax credits – merged goodwill (i)	3,259,485	3,504,754	685,200
Income tax on temporary differences and tax credits – merged goodwill (i)	1,110,269	1,223,366	215,481
Income tax on tax losses carryforwards (i)	600,424	582,933	540,801
Social contribution on tax loss carryforwards (i)	229,533	217,078	198,495
Provision for impairment losses	(5,304)	(88,081)
Other deferred taxes (iii)	82,036	240,445	74,535

Non-current assets	5,276,443	5,680,495	1,714,512

Temporary additions by nature:	4,369,754	4,728,120	900,681

Provisions	1,448,449	1,502,605	430,122
Provisions for suspended taxes FUST, PIS and COFINS (principal)	182,538	116,819	82,323
Provision for pension fund reserves	221,999	231,102	256,969
Provision for doubtful accounts	192,828	181,577	132,450
Convergence to IFRSs – (RTT)	43,635	18,524	33,890
Exchange differences	(39,663)	(68,556)
Tax benefit resulted from reverse mergers	2,466,662	2,805,764
Other	(146,694)	(59,715)	(35,073)

	Liabilities
	2010	2009	1/1/2009
Current taxes payable
Income tax payable	145,133	20,570	25,205
Social contribution payable	51,711	17,977	6,488

Current	196,844	38,547	31,693

Deferred tax liabilities
Deferred income tax and social contribution – Law 8200/1991	5,418	6,503	6,871
Deferred income tax and social contribution – RTT	5,798	2,382	2,475

Non-current liabilities	11,216	8,885	9,346

(i)	The Company and its subsidiaries recognize deferred tax assets arising from tax loss carryforwards and temporary differences. According to the technical study approved by the Company’s management board, submitted to the Supervisory Board for approval, taxable income to be generated over the next ten years, discounted to present value, will be sufficient to realize these tax credits as shown in the table below. The Company and its subsidiaries offset their tax loss carryforwards against taxable income up to a limit of 30% per year, pursuant to the prevailing tax law.

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

In the context of the mergers described in note 1 (b), the Company merged deferred income tax and social contribution determined as tax benefit originated by goodwill paid on the acquisition of BrT and recognized by the acquires. As at December 31, 2010 the income tax and social contribution related the merger totaled R$2,466,662.

Only part of tax credits on tax loss carryforwards or tax credits on temporary differences has been recognized for direct and indirect subsidiaries that do not have a profitability history and or do not expect to generate sufficient taxable income over the next ten years. Unrecognized tax credits total R$56,906 (R$106,215 at December 31, 2009 and R$124,715 at January 1, 2009).

(ii)	The Company and its subsidiaries recognize IRRF credits on cash investments, related party loans, dividends, and other amounts that are used as deduction from annual taxable income.
(iii)	Refer to future offsets of unutilized income tax and social contribution credits.

14.	OTHER TAXES

	Assets
	2010	2009	1/1/2009
Recoverable state VAT (ICMS) (i)	496,577	593,764	644,121
Recoverable taxes on revenues (PIS and COFINS)	84,178	247,052	97,987
Other	8,970	7,882	5,499

Total	589,725	848,698	747,607

Current	416,674	461,591	452,788
Non-current	173,051	387,107	294,819

	Liabilities
	2010	2009	1/1/2009
State VAT (ICMS)	596,297	540,384	555,137
ICMS Agreement 69/1998	31,788	139,821	147,657
PIS and COFINS	688,288	443,290	301,323
Taxes with suspended payment	178,843	146,460	114,931
Other	53,785	72,425	64,593

Total	1,549,001	1,342,380	1,183,641

Current	856,290	793,374	777,377
Non-current	692,711	549,006	406,264

(i)	Recoverable State VAT (ICMS) arises mostly from credits claimed on purchases of property, plant and equipment, which can be offset against ICMS payable within 48 months, pursuant to Supplementary Law 102/2000.

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

15.	JUDICIAL DEPOSITS

	2010	2009	1/1/2009
Civil	4,376,651	3,770,823	2,802,545
Labor	636,118	576,521	512,183
Tax	637,167	576,926	351,302

Total	5,649,936	4,924,270	3,666,030

Current	1,383,914	1,253,316	996,031
Non-current	4,266,022	3,670,954	2,669,999

As set forth by relevant legislation, judicial deposits are adjusted for inflation.

16.	OTHER ASSETS

	2010	2009	1/1/2009
Advances to and recoverable amounts from suppliers	126,015	38,719	16,936
Trade receivables	52,224	35,823	42,041
Advances to employees	24,447	33,419	41,376
Publicity, advertising and sponsorships	9,560	24,182	5,286
Telephone directory publishing	8,218	5,651	4,417
Software maintenance	7,068	19,797	23,813
Insurance	4,173	1,704	8,107
Promissory notes		5,025	9,356
Other	25,751	34,243	29,413

Total	257,456	198,563	180,745

Current	218,010	155,707	143,184
Non-current	39,446	42,856	37,561

17.	INVESTMENTS

	2010	2009	1/1/2009
Investments accounted at cost	5,199	5,203	3,703
Tax incentives, net of provision for losses	130	130
Other investments	41	41	41

Total	5,370	5,374	3,744

Summary of changes in investment balances

Balance at January 1, 2009	3,744

Acquisition of Z Investimentos by IGBR	1,500
Acquisition of other investments carried at cost	130

Balance at December 31, 2009	5,374

Other	(4)

Balance at December 31, 2010	5,370

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

18.	PROPERTY, PLANT AND EQUIPMENT

	Works in progress	Automatic switching equipment	Transmission and other equipment (1)	Infrastructure	Buildings	Other assets	Total
Cost of PP&E (gross amount)
Balance at January 1, 2009	1,009,957	5,303,104	15,464,379	4,009,961	1,056,103	1,839,243	28,682,747

Additions	1,000,926	984	120,578	3,726	3,588	27,867	1,157,669
Corporate restructuring - Note 1 (a)						55,098	55,098
Write-offs	(7,775)	(11,750)	(331,167)	(20,621)	(177)	(31,194)	(402,684)
Transfers	(1,461,106)	114,296	765,722	172,405	16,728	77,399	(314,556)

Balance at December 31, 2009	542,002	5,406,634	16,019,512	4,165,471	1,076,242	1,968,413	29,178,274

Additions	770,911	44	122,013	12,424	1,660	26,421	933,473
Write-offs	(48,114)	(2,870)	(205,682)	(7,793)	(947)	(14,386)	(279,792)
Transfers	(526,737)	60,759	277,200	59,840	460	54,125	(74,353)

Balance at December 31, 2010	738,062	5,464,567	16,213,043	4,229,942	1,077,415	2,034,573	29,757,602

Accumulated depreciation
Balance at January 1, 2009		(5,027,908)	(12,854,444)	(2,822,428)	(598,797)	(1,467,586)	(22,771,163)

Depreciation expenses		(90,715)	(970,104)	(201,079)	(12,613)	(145,778)	(1,420,289)
Corporate restructuring - note 1 (a)						(51,728)	(51,728)
Write-offs		10,599	270,568	17,377	47	26,242	324,833
Transfers		21,740	15,350	(20,443)	(848)	(9,085)	6,714

Balance at December 31, 2009		(5,086,284)	(13,538,630)	(3,026,573)	(612,211)	(1,647,935)	(23,911,633)

Depreciation expenses		(45,942)	(389,735)	(180,284)	(25,411)	(83,975)	(725,347)
Write-offs		2,872	170,897	11,562	736	10,338	196,405
Transfers		(7,226)	13,527	(4,674)	(18,462)	16,607	(228)

Balance at December 31, 2010		(5,136,580)	(13,743,941)	(3,199,969)	(655,348)	(1,704,965)	(24,440,803)

Property, plant and equipment, net
Balance at January 1, 2009	1,009,957	275,196	2,609,935	1,187,533	457,306	371,657	5,911,584
Balance at December 31, 2009	542,002	320,350	2,480,882	1,138,898	464,031	320,478	5,266,641
Balance at December 31, 2010	738,062	327,987	2,469,102	1,029,973	422,067	329,608	5,316,799
Annual depreciation rate (average) - %		20.0%	18.4%	8.5%	4.6%	20.0%

(1)	Transmission and other equipment include data transmission and communication equipment.
(*)	Takes into consideration the new useful lives of the assets, as described below in ‘Additional disclosures’.

Additional disclosures

Under ANATEL’s concession agreements, all property, plant and equipment items capitalized by the Company that are indispensable for the provision of the services authorized under these agreements are considered returnable assets and are part of the concession’s cost. These assets are handed over to ANATEL upon the termination of the concession agreements that are not renewed.

As at December 31, 2010, the residual balance of returnable assets is R$3,292,438 (R$4,956,891 at December 31, 2009 and R$3,001,610 at January 1, 2009) and consist of assets and installations in progress, switching and transmission equipment, payphones, outside network equipment, power equipment, and systems and operation support equipment.

The Company changed the useful lives of its property, plant and equipment items beginning September 30, 2009.

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

The change in the estimated useful lives of the assets, the effect of which was a R$349,885 decrease in depreciation expenses for the year ended December 31, 2010 when compared to 2009.

In the year ended December 31, 2010, financial charges and transaction costs amounting R$45,506 in the financial statements (R$47,220 in 2009) were capitalized as works in progress, at the average rate of 13.00%.

The Company and its subsidiaries do not have operating leases whose risks and rewards incidental to the ownership of the assets remain with the lessor.

19.	INTANGIBLE ASSETS

	Goodwill	Data processing systems	Regulatory licences	Other	Total
Cost of intangible assets (gross amount)
Balance at January 1, 2009	491,676	2,524,598	884,004	37,184	3,937,462

Additions		2,699		8,631	11,330
Corporate Restructuring	9,391	148		3,738	13,277
Write-off		(459)			(459)
Transfers	32,458	241,065	(153)	62,975	336,345

Balance at December 31, 2009	533,525	2,768,051	883,851	112,528	4,297,955

Additions		1,224			1,224
Write-off		(8)			(8)
Transfers		18,598		57,600	76,198

Balance at December 31, 2010	533,525	2,787,865	883,851	170,128	4,375,369

Accumulated amortization
Balance at January 1, 2009	(417,133)	(1,743,005)	(138,913)	(6,193)	(2,305,244)

Amortization expenses		(329,029)	(58,227)	(306)	(387,562)
Corporate Restructuring	(9,391)	(148)		(3,728)	(13,267)
Write-off		10			10
Transfers	(26,507)	(3,121)		10,140	(19,488)

Balance at December 31, 2009	(453,031)	(2,075,293)	(197,140)	(87)	(2,725,551)

Amortization expenses		(268,522)	(58,344)	(4,527)	(331,393)
Write-off		8			8
Transfers		9,078		(9,078)

Balance at December 31, 2010	(453,031)	(2,334,729)	(255,484)	(13,692)	(3,056,936)

Intangible assets, net
Balance at January 1, 2009	74,543	781,593	745,091	30,991	1,632,218
Balance at December 31, 2009	80,494	692,758	686,711	112,441	1,572,404
Balance at December 31, 2010	80,494	453,136	628,367	156,436	1,318,433
Annual amortization rate (average)		19.99%	5.93%	19.51%

Regulatory licenses

	Execution date	Termination	Acquisition cost
Concession/licenses
BrT Celular Region 2 radiofrequencies and SMP (2G)	12/18/2002	12/17/2017	191,502
BrT Celular Region 2 radiofrequencies and SMP (2G)	5/3/2004	12/22/2017	28,624
BrT Celular Region 2 radiofrequencies and SMP (3G)	4/29/2008	4/30/2023	488,235
Transaction costs capitalized in BrT’s licenses			81,523
Other licenses			93,967

Total			883,851

SMP = Personal Mobile Services

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

Goodwill

The Company and its subsidiaries record goodwill arising on the acquisition of investments, supported by the expected future earnings of the businesses acquired, which are based on ten year projections.

In September 2010, annual impairment tests were conducted based on ten-year discounted cash flow projections, using perpetuity-based amounts in the last year, which is the period in which the entity expected to recover the investments made when the business was acquired, by applying an average growth rate of 7.7% for the ISP and 2.5% for the multimedia business and a discount rate of 12%, using perpetuity-based amounts in the last year. These tests did not result in the recognition of any impairment losses, as summarized in the table below:

	Balances of assets allocated to CGU at 9/30/2010	Goodwill allocated to CGU	Impairment test base	Value in use
Cash-generating unit (CGU)
Internet service provider - Region II (*)	78,368	73,143	151,511	1,463,874
Multimedia business - Region II	198,928	7,351	206,279	464,554

Total	277,296	80,494	357,790	1,928,428

(*)	Goodwill allocated to the Internet segment, disclosed in ‘Other segments’.

Additional disclosures

In December 2009, the Company’s and its subsidiaries’ Board of Directors approved the valuation report on the useful lives of intangible assets. The result of this valuation did not change the useful lives of intangible assets.

20.	LOANS AND FINANCING

(Includes debentures)

	2010	2009	1/1/2009
Financing	3,236,944	3,286,412	3,479,037
Accrued interest and other charges on financing	49,634	71,964	93,685
Debentures	1,080,000	1,080,000	1,080,000
Accrued interest on debentures	12,853	10,586	11,906
Loans		210
Accrued interest and other charges on loans		17
Leases		4,132	12,698
Accrued interest and other charges on leases		423	1,731
Debt issuance cost	(14,345)	(11,175)	(15,152)

Total	4,365,086	4,442,569	4,663,905

Current	1,044,226	869,963	670,707
Non-current	3,320,860	3,572,606	3,993,198

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

Loans and financing by type

	2010	2009	1/1/2009	TIR %	Maturities
BNDES	2,588,066	2,737,935	2,655,191

Local currency	2,578,998	2,700,246	2,564,245	11.4%	Feb 2011 to Dec 2018
Basket of currencies, including US dollar	9,068	37,689	90,946	2.5%	Apr 2011
Public debentures	1,092,853	1,090,586	1,091,906	13.4%	Jun 2013
Financial institutions	698,080	619,860	916,293
Local currency	651,349	126,410	126,049	11.9%	Apr 2010 to Dec 2033
Foreign currency	46,731	493,450	790,244	0.0%	Jul 2010 to Feb 2014
Related party loans - local currency		227
Trade payable - foreign currency	432	581	1,238		Feb 2014
Finance leases		4,555	14,429	10.8%

Subtotal	4,379,431	4,453,744	4,679,057

Debt issuance cost	(14,345)	(11,175)	(15,152)

Total	4,365,086	4,442,569	4,663,905

Debt issuance costs by type

	2010	2009	1/1/2009
Financial institutions	12,374	10,324	14,150
Local currency	10,492
Foreign currency	438	8,302	11,550
BNDES	1,971	851	1,002
Local currency	1,971	851	1,002
Public debentures	1,444	2,022	2,600

Total	14,345	11,175	15,152

Current	2,070	3,977	3,977
Non-current	12,275	7,198	11,175

Breakdown of the debt by currency/index

	2010	2009	1/1/2009
TJLP	2,473,216	2,675,114	2,564,245
CDI	1,092,853	1,095,367	1,106,336
IPCA	547,450
Fixed rate	163,734	105,762	94,441
INPC	45,948	45,782	31,607
Japanese yen	44,546	122,659	281,992
UMBNDES – BNDES basket of currencies	9,068	37,689	90,946
US dollar	2,616	371,371	509,490
Debt issuance cost	(14,345)	(11,175)	(15,152)

Total	4,365,086	4,442,569	4,663,905

IPCA = Extended Consumer Price Index

Description of main loans and financings

Local currency-denominated financing

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

In December 2009, the Company and its subsidiary BrT Celular entered into financing agreements with the BNDES, totaling R$1,389 million, to finance the expansion and improvement of network quality, and the fulfillment of the regulatory obligations scheduled for the period 2009-2011. These agreements are divided into 2 subloans: (i) subloan A, bearing interest equivalent to TJLP plus 3.95% per year; and (ii) subloan B, bearing fixed rate interest of 4.50% per year. A total disbursement of R$300 million was made in December 2009 and R$531 million in October 2010 (of which R$269 million for the Company and R$262 million for its subsidiary BrT Celular) related to these credit facilities. Interest is paid on a quarterly basis until December 2011 and will be due on monthly basis from January 2012 to December 2018. Principal is repayable in 84 monthly installments, from January 2012 to December 2018.

In February 2008, BrT Celular entered into a financing agreement with the BNDES totaling R$259 million, with the actual loan of R$259 million, to be used in the refurbishment of the mobile telephone network and increase traffic capacity by implementing new services that will improve service quality to users. This credit facility bears interest pegged to TJLP, plus 3.52% per year. Interest is payable on a quarterly basis until September 2010 and will be due on monthly basis from October 2010 to September 2017. This financing will be repaid in 84 monthly installments, starting October 2010 until September 15, 2017.

In November 2006, BrT entered into a financing agreement with the BNDES of R$2,004 million, with the actual loan of R$2,055 million, which bears interest equivalent to the TJLP plus 4.3% per year. Interest was paid on a quarterly basis until May 2009 and is due on monthly basis from June 2009 to May 2014. This financing is repayable in 60 monthly installments, from June 2009 to May 15, 2014.

Also in November 2006, BrT entered into a financing agreement with the BNDES of R$100 million, with the actual loan of R$55 million, which bears interest equivalent to the TJLP plus 2.3% per year. This financing is repayable in 60 monthly installments, from June 2009 to May 15, 2014.

Foreign currency-denominated financing

In December 2010, the Company settled in advance all the senior notes issued in February 2004, totaling US$ 200 million, subject to interest of 9.375% per year.

Public debentures

Fourth public issue: 108,000 nonconvertible debentures with face value of R$10 each, totaling R$1,080 million, issued on June 1, 2006. The repayment term is seven years, maturing on June 1, 2013. These debentures pay interest equivalent to the compound interbank deposit (DI) rate plus a spread of 3.5% per year, payable semiannually. Amortization, which shall indistinctly consider all debentures, will occur annually commencing June 1, 2011, in three installments of 33.3%, 33.3%, and 33.4% of the face value, respectively. At the end of the reporting period ended December 31, 2010, no debentures from this issue were held in treasury.

The debentures issued by the Company and its subsidiaries do not contain renegotiation clauses.

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

Leases

The obligations arising from finance leases are payable within 36 months and are recognized at their present values. Financial charges, which basically refer to CDI fluctuation, are recorded in the profit or loss over the lease term.

The present value of the minimum future lease payments are distributed as follows:

	2010	2009	1/1/2009
Up to 1 year		4,555	10,674
More than one and up to five years			3,755

Total		4,555	14,429

Certificates of real estate receivables (CRIs).

On August 10, 2010, the Company transferred, through a capital payment, the ownership of 101 returnable assets to its wholly-owned subsidiary Copart 5, whose residual value totals R$83,572 (carrying amount). Capital was paid in based on the carrying amount of assets. The Company entered into twelve-year agreements for the lease of the assets transferred to its subsidiary and, at the end of the agreement, the ownership of the properties with return to the Company.

Copart 5 assigned the receivables of the lease agreements to BSCS - Brazilian Securities Companhia de Securitização, which issued Certificates of Real Estate Receivables (CRIs) backed by these receivables. Under these agreements, the Company agrees to pay the rentals to BSCS. The CRIs were purchased by some Brazilian financial institutions.

Copart 5 received future rentals in advance, totaling R$510,519, net of debt issuance costs (R$10,728). As it was received in advance, this amount was recorded as a debt maturing within 12 years. The interest is equivalent to 102% of CDI.

In the context of the CRI transaction, the Extraordinary Shareholders’ Meeting held on November 9, 2010, approved the private issuance by the Company, of 47 simple, nonconvertible debentures, in a single series, with face value of R$10 million, totaling R$470 million, with a subscription period of up to three years. The proceeds from this issuance were used for corporate purposes of the Company. The indenture was executed on November 10, 2010 and subsidiary Copart 5 subscribed the debentures totaling R$470 million on the same day. The maturity of these debentures is June 10, 2022, with no interim amortization. These debentures pay interest equivalent to 103% of CDI-CETIP, payable semiannually on May 10 and November 10 of each year, starting May 10, 2011 until May 10, 2022, with final payment on this issue maturity date, on June 10, 2022.

Copart 5 assets and liabilities are consolidated in the balances of the financial statements of its parent BrT as the main risks and rewards incidental to this transaction remain with the parent company.

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

Payment schedule

The long-term debt, net of debt issuance cost, is scheduled to be paid in the following years:

2010
2012	1,012,315
2013	1,009,727
2014	392,581
2015	201,977
2016 and subsequent years	704,260

Total	3,320,860

Debt issuance costs will be expensed on subsequent years, as follows:

Scheduled allocation of the debt issuance cost to the Income statement

2010
2011	2,070
2012	1,721
2013	1,512
2014	1,236
2015	1,251
2016 and subsequent years	6,555

Total	14,345

Guarantees

BNDES financing is collateralized by Company and BrT Celular receivables, and guarantees of the parents companies amounting to R$2,588,066 (R$2,737,935 as at December 31, 2009 and R$2,655,191 at January 1, 2009).

Certain loans and financing obtained are collateralized by receivables from the provision of fixed telephone services and sureties. After the merger of BrT Part with and into the Company, the sureties previously provided by the former were replaced, with the creditors’ approval, by TNL sureties, as duly approved by the latter’s Board of Directors.

The public debentures had unsecured guarantees, through a surety granted by BrT Part. Under the indenture, the parent company committed as guarantor to guarantee and pay all the obligations assumed by the Company with the debenture holders. After the merger of BrT Part with and into the Company, the holders of 4th issue public debentures approved the substitution of BrT Part by TNL as guarantor. The guarantee provided by TNL amounting to R$1,080,000 was duly approved by its Board of Directors.

The guarantees of the CRI transaction are guaranteed parent company TMAR. See note 29 for further information.

Covenants

The financing agreement with the BNDES and other financial institutions, and the issuance of debentures by the Company and BrT Celular requires compliance with financial ratios. Financial

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

ratios of the BNDES agreement are calculated semiannually, in June and December. Other financial ratios are calculated on a quarterly basis.

All covenants were complied with on the closing of the financial statements for the year ended December 31, 2010.

21.	DERIVATIVE INSTRUMENTS

	2010	2009	1/1/2009
Assets
US dollar options			29,179
Total			29,179
Current			29,179
Liabilities:
US dollar options			419
Cross-currency swaps - yen vs. CDI	70,719	198,280	221,654

Total	70,719	198,280	222,073

Current	70,719	133,389	89,920
Non-current		64,891	132,153

The Company has a denominated debt in yen and entered into swap contracts to hedge against fluctuations of the yen. The exposure resulting from swap contracts is pegged to the CDI rates disclosed by CETIP (Clearing and Settlement House). These derivatives are described in note 4 (b).

22.	LICENSES AND CONCESSIONS PAYABLE

	2010	2009	1/1/2009
SMP (i)	696,159	702,000	707,999
STFC concessions	56,759		65,578
Other licenses	3,713	7,088	10,082

Total	756,631	709,088	783,659

Current	183,627	99,240	160,074
Non-current	573,004	609,848	623,585

(i)	The SMP licenses granted by ANATEL to BrT Celular in 2002 and 2004, totaled R$220,119 at the time. These licenses refer to the exploitation of SMP during a fifteen-year period in the same area where the Company has a concession for fixed telephone services. Of the amount contracted, 10% was paid on execution date and the remaining balance was fully recognized in the subsidiary’s liabilities, to be amortized in equal, consecutive annual installments, with maturities scheduled from 2010 (one installment) and 2011 to 2012 (two installments), depending on the fiscal years the licenses were executed. The liability is adjusted using the IGP-DI fluctuation, plus 1% per month. The adjusted balance of these licenses is R$23,924 (R$114,659 as at December 31, 2009 and R$199,110 at January 1, 2009).

On April 29, 2008, BrT Celular was granted new licenses to exploit the 3G network, totaling R$488,235, and paid on execution date 10% of the total amount, and the remaining liability is payable from 2010 to 2016 (seven installments). The liability is adjusted using the Telecommunications Service Index (IST), plus 1% per month. The adjusted balance of these 3G

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

network licenses is R$672,235 (R$587,341 as at December 31, 2009 and R$508,889 at January 1, 2009).

The payment schedule is as follows:

2011	183,627
2012	124,848
2013	112,039
2014	112,039
2015	112,039
2016	112,039

Total	756,631

23.	TAX FINANCING PROGRAM

Tax financing program created by Law 11941/09

The Company and some of its subsidiaries joined the New Financing Program of Federal Tax Debt, governed by Law 11,941/2009, where they included part of their debt to the National Treasury and the National Social Security Institute (INSS) due until November 30, 2008.

In accordance with the provision of Article 1, V, Par. 9 of Law 11,941/09, the companies must pay the installments on a timely basis and may be excluded from the program if they have more than three installments outstanding, whether, consecutive or not, or an unpaid installment, if all the orders were previously paid.

The term of the Refinancing was negotiated in 180 monthly installments. As provided by the relevant Law and related regulatory administrative rules, the entities are required to pay the minimum monthly installment, as the final amount will only be set after the consolidation of debt by the Federal Revenue Service. With the enrollment, the judicial deposits related to the lawsuits transferred to the new plan will be converted, pursuant to the applicable law, into Federal Government revenue.

A total R$379,707, was enrolled in new tax installment plan, of which R$292,731 had already been accrued in ‘Other taxes’ and ‘Provisions’.

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

Taxes in installments are broken down as follows:

	2010	2009	1/1/2009
REFIS II - PAES	4,336	5,027	5,147
Law 11941/09 tax financing program	425,626	379,707

Total	429,962	384,734	5,147

Current	35,046	29,683	4,434
Non-current	394,916	355,051	713

The amounts of PAES (tax debt recovery plan) and the new tax installment plan created by Law 11941/2009, broken down into principal, fine and interest, are as follows:

				2010	2009	1/1/2009
	Principal	Fines	Interest	Total	Total	Total
COFINS	165,090	13,566	49,015	227,671	203,547	269
CPMF	175	67	242	484	432
Income tax	67,881	5,446	25,975	99,302	88,721	370
Social contribution	17,108	1,812	7,657	26,577	23,841	63
INSS - SAT	6,826	3,454	16,936	27,216	20,410
PIS	35,287	2,825	10,013	48,125	47,221	4,445
Other	341	27	219	587	562

Total	292,708	27,197	110,057	429,962	384,734	5,147

CPMF = Tax on Banking Transactions; INSS – SAT = Occupational Accident Insurance

The payment schedule is as follows:

2011	35,046
2012	31,082
2013	31,082
2014	31,082
2015-2017	93,245
2018-2020	93,245
2021-2023	93,245
2024 and subsequent years	21,935

Total	429,962

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

24.	PROVISIONS

Broken down as follows:

	Type	2010	2009	1/1/2009
	Labor
(i)	Overtime	232,483	180,935	90,466
(ii)	Salary differences and related effects	122,016	118,309	54,238
(iii)	Hazardous work conditions	121,886	104,323	47,239
(iv)	Joint liability	84,244	78,628	44,267
(v)	Contractual rescissions	82,779	50,837	46,825
(vi)	Stability/Reintegration	79,920	75,666	41,965
(vii)	Indemnities	67,885	49,291	19,902
(viii)	Additional post retirement benefits	47,368	40,250	26,706
(ix)	Severance Pay Fund (FGTS)	31,459	30,316	18,017
(x)	Labor fines	4,242	4,050	1,963
(xi)	Employment relationship	3,742	2,027	1,249
(xii)	Lawyers/expert fees	1,375	2,516	1,570
(xiii)	Other claims	57,814	56,502	32,293

	Total	937,213	793,650	426,700

	Tax expenses
(i)	ICMS	254,917	470,215	3,411
	ISS	8,006	9,595	183,605
(ii)	FUST	4,164	3,801	500
(ii)	INSS (joint responsibility, fee and indemnification amounts)	972	280	29,180
	Other lawsuits	5,823	2,690	53,170

	Total	273,882	486,581	269,866

	Civil
(i)	Corporate law	2,415,967	2,443,810	310,038
(ii)	ANATEL estimates	160,640	138,987	76,197
(iii)	Small claims courts	120,355	90,449	13,980
(iv)	ANATEL fines	79,455	62,261	72,940
(v)	Other claims	309,355	417,745	279,243

	Total	3,085,772	3,153,252	752,398

	Total provisions	4,296,867	4,433,483	1,448,964

	Current	1,236,971	1,194,716	440,873
	Non-current	3,059,896	3,238,767	1,008,091

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

Breakdown by type of contingency and risk

	2010
	Labor	Tax expenses	Civil	Total
Risk
Provisions	937,213	273,882	3,085,772	4,296,867
Unaccrued Contingent liabilities	2,205,808	2,435,016	779,905	5,420,729

	2009
	Labor	Tax expenses	Civil	Total
Risk
Provisions	793,650	486,581	3,153,252	4,433,483
Unaccrued Contingent liabilities	1,128,980	1,778,465	661,727	3,569,172

	1/1/2009
	Labor	Tax expenses	Civil	Total
Risk
Provisions	426,700	269,866	752,398	1,448,964
Unaccrued Contingent liabilities	632,838	1,672,260	1,220,372	3,525,470

Summary of changes in balances of provisions:

	Labor	Tax	Civil	Total
Balance at January 1, 2009	426,700	269,866	752,398	1,448,964

Monetary correction	76,393	73,223	60,889	210,505
Additions, net of reversals	385,313	239,761	2,714,632	3,339,706
Increase due to merger of BrT Part	223	3,306	142	3,671
Write-offs due to payment/termination	(94,979)	(99,575)	(374,809)	(569,363)

Balance at December 31, 2009	793,650	486,581	3,153,252	4,433,483

Monetary correction	102,392	64,352	87,294	254,038
Additions, net of reversals	164,332	(137,535)	378,296	405,093
Write-offs due to payment/termination	(123,161)	(139,516)	(533,070)	(795,747)

Balance at December 31, 2010	937,213	273,882	3,085,772	4,296,867

Summary of the main matters related to the recognized provisions

Labor

(i)	Overtime - refers to the claim for payment of salary and premiums increase by alleged overtime hours;

(ii)	Salary differences and related effects - refer mainly to claims for salary increases due to alleged noncompliance with trade union agreements. These also impact other amounts calculated on the employee’s salary;

(iii)	Hazardous work conditions - refer to claims of hazardous duty premium, based on Law 7369/85, regulated by Decree 93412/86, due to the alleged risk from employees’ contact with the electric power grid, health hazard premium, stand by hours, and transfer premium;

(iv)	Joint liability - refers to the claim to assign liability to the Company, filed by outsourced personnel, due to alleged noncompliance with these personnel’s labor rights by their direct employers;

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

(v)	Contractual Rescissions - refer to the funds allegedly unpaid in the contractual termination or their differences;

(vi)	Stability/Reintegration - claim due to alleged noncompliance with an employee’s special condition which prohibited termination of the employment contract without cause;

(vii)	Indemnities - refers to amounts allegedly arising from labor accidents, leased vehicles, work diseases, damage and provisory stability;

(viii)	Additional post retirement benefits - differences allegedly due in the benefit wage related to contractual rescissions;

(ix)	Supplement to FGTS fine - arising from understated inflation, refers to claims to increase the FGTS indemnity fine as a result of the adjustment of accounts of this fund due to inflation effects.

The Company filed a court action against Caixa Econômica Federal in order to assure the compensation of all values that are paid to this title;

(x)	Labor fines - amounts arising from delays or nonpayment of certain amounts provided for by the employment contract, within the deadlines set out in prevailing legislation and collective bargaining agreements;

(xi)	Employment relationship - these are claims filed by former employees of outsourced companies claiming the recognition of an employment relationship with the Company or its subsidiaries alleging illegal outsourcing and/or the existence of elements that evidence such relationship, such as direct subordination;

(xii)	Lawyers/expert fees - installments paid to the plaintiffs’ lawyers and court-appointed experts, when expert evidence is necessary during the fact-finding stage;

(xiii)	Other claims - refer to different litigation including rehiring, profit sharing, qualification of certain allowances as compensation, etc.

After the acquisition of the Company’s control by Telemar, on January 8, 2009, the Company changed its criterion to determine the likelihood of a probable unfavorable outcome in labor contingencies to align it the criterion used by Telemar, which takes into consideration the merits of the ongoing contingencies. As a result of these amendments, in the first half of 2009, the Company increased its provision for contingent labor claims by R$334,136 (R$220,529, net of taxes).

Tax expenses

(i)

State taxes - claim for payment of ICMS on transactions which, in the Company’s view, are not subject to this tax, and discussions regarding ICMS credits claimed, the validity or legality of which is being challenged by the State tax authorities. The current management’s and its current legal counsel’s assessment of discussions on ICMS credits claimed by the Company, whose validity or legality is challenged by State tax authorities, changed the estimated

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

contingent risk to probable. This change in estimate resulted in an increase in the provisions for contingent tax liabilities, as of March 31, 2009, by R$387,124 (R$255,534, net of taxes).

The change in the balance of state tax contingencies (ICMS debt) was due to: (i) an unappealable favorable administrative court decision, in the State of Mato Grosso, on an administrative proceeding challenging the claim of ICMS credits on the purchase of electricity; and (ii) payment, under a tax penalty waiver, of ICMS debt on services billed and other issues in the State of Rio Grande do Sul, which resulted in the reversal of R$303,700 from the provision recognized for such debt.

(ii)	Federal taxes - several tax notifications claiming the Payment of federal taxes on events which were allegedly inadequately classified by the Company or on differences in the calculation of these taxes.

Civil

(i)	Corporate - Financial Participation Agreements - these agreements were governed by Administrative Rules 415/1972, 1181/1974, 1361/1976, 881/1990, 86/1991, and 1028/1996. Subscribers held a financial interest in the concessionaire after paying in a certain amount, initially recorded as capitalizable funds and subsequently recorded in the concessionaire’s equity, after a capital increase was approved at the shareholders’ meeting, thus generating the issuance of shares. The lawsuits filed against the former CRT, a company merged by the Company, challenge the way shares were granted to subscribers based on said financial participation agreements.

The Company used to recognize a provision for the risk of unfavorable outcome in these lawsuits based on certain legal doctrine. In 2009, however, decisions issued by appellate courts led the Company to revisit the amount accrued and the risk classification of the relevant lawsuits. The Company, considering obviously the peculiarities of each decision and based on the assessment made by its legal department and outside legal counsel, changed its estimate on the likelihood of an unfavorable outcome from possible to probable. In 2009, the Company’s management, based on the opinions of its legal department and outside legal counsel, revised the measurement criteria of the provision for lawsuits challenging financial participation agreements. Said revision contemplated additional considerations regarding the dates and the arguments of the final and unappealable decisions on ongoing lawsuits, as well as the use of statistical criteria to estimate the amount of the provision for those lawsuits. The Company currently accrues these amounts mainly taking into consideration (i) the criteria above, (ii) the number of ongoing lawsuits by matter discussed, and (iii) the average amount of historical losses, broken down by matter (including all procedural costs).

At the end of 2010, the website of the Superior Court of Justice (STJ) disclosed news that this court had set compensation criteria to be adopted by BrT to the benefit of the shareholders of CRT - Companhia Riograndense de Telecomunicações for those cases new shares, possibly due, could not be issued because of the sentence issued. According to this court judgment news, which does not correspond to a final decision, the criteria must be based on (i) the definition of the number of shares that each claimant would be entitled, measuring the capital invested at the book value of the share reported in the company’s

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

monthly trial balance on the date it was paid-in, (ii) after said number of shares is determined, it must be multiplied by its quotation on the stock exchange at the closing of the trading day the final and unappealable decision is issued, when the claimant becomes entitled to sell or disposed of the shares, and (iii) the result obtain must be adjusted for inflation (IPC/INPC) from the trading day of the date of the final and unappealable decision, plus legal interest since notification. In the case of succession, the benchmark amount will be the stock market price of the successor company.

Based on current information, the Company believes that its estimate would not be materially impacted as at December 31, 2010, had these criteria already been adopted. There may be, however, significant changes in the items above, mainly regarding the market price of BrT shares.

(ii)	ANATEL estimates - refer to alleged noncompliance with General Plan for Universal Access Targets (“PGMU”) and Plan of General Quality Targets (“PGMQ”) obligations.

(iii)	Small claims courts - claims filed by customers for whom the individual indemnification amounts do not exceed the equivalent of forty minimum wages.

(iv)	ANATEL Fines - These largely refer to provisions for fines arising from failures to meet quality targets under the terms of the PGMQ (Regulamento de Indicadores de Qualidade) and RIQ (regulation of quality indicators).

(v)	Other lawsuits - refer to several ongoing lawsuits discussing contract terminations; certain costumer agencies demanding the re-opening of customer service centers, compensation claimed by former suppliers and building contractors, lawsuits filed by equipment vendors against Company subsidiaries, revision of contractual terms and conditions due to changes introduced by a plan to stabilize the economy, and litigation mainly involving discussions of the breach of contracts.

Unaccrued contingent liabilities

The Company and its subsidiaries also have a number of proceedings in which the expectation of incurring losses is classified as possible, in the opinion of their legal advisors, and for which no provision for contingent liabilities has been made.

The main contingencies classified with possible likelihood of an unfavorable outcome, according to the Company´s management’s opinion, based on its legal counsel’s assessment, are summarized below:

Labor

Refer to several lawsuits claiming, but not limited to, the payment of salary differences, overtime, hazardous duty and health hazard premiums, and joint liability, which total approximately R$2,205,808 (R$1,128,980 as at December 31, 2009 and R$632,838 at January 1, 2009).

Tax

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

The main ongoing lawsuits have the following matters:

(i)	ICMS - several ICMS assessment notifications, including two main matters: ICMS levied on certain revenue from services already subject to ISS or which are not part of the ICMS tax base, and utilization of ICMS credits claimed on the purchase of goods and other inputs, amounting approximately to R$1,119,720 (R$708,944 as at December 31, 2009 and R$855,630 at January 1, 2009);

(ii)	ISS - alleged levy of this tax on subsidiary telecommunications services and discussion regarding the classification of the services taxed by the cities listed in Supplementary Law 116/2003, amounting approximately to R$356,878 (R$282,211 as at December 31, 2009 and R$179,301 at January 1, 2009);

(iii)	INSS - tax assessments to add amounts to the contribution salary allegedly due by the Company, amounting approximately to R$308,273 (R$285,871 as at December 31, 2009 and R$274,133 at January 1, 2009); and

(iv)	Federal taxes - several tax notifications regarding basically the disallowances made on the calculation of taxes, errors in the completion of tax returns, transfer of PIS and COFINS and FUST related to changes in the interpretation of these taxes tax bases by ANATEL. These lawsuits amount approximately to R$650,145 (R$501,439 as at December 31, 2009 and R$363,196 at January 1, 2009).

Civil

The main ongoing lawsuits have the following matters:

Lawsuits for which no court decision has been issued, and are mainly related, but not limited to, challenging of network expansion plans, compensation for pain and suffering and material damages, collection lawsuits, and bidding processes. These lawsuits total approximately R$779,905 (R$661,727 as at December 31, 2009 and R$1,220,372 at January 1, 2009).

Letters of guarantee

As regards contingent liabilities, the Company has letters of guarantee granted by financial institutions, as supplementary collateral for lawsuits in provisional execution to ensure the performance of concession commitments related to licenses granted by ANATEL. The total historical amount of guarantees obtained by the Company and effective at December 31, 2010 corresponds to R$2,184,978 (R$2,356,120 at December 31, 2009 and R$2,569,471 at January 1, 2009) on a consolidated basis. The commission charges on these contracts are based on market rates.

a.	Contingent assets

Below are the tax lawsuits filed by the Company to claim refund of taxes paid.

PIS/COFINS: tax lawsuit challenging the enforcement of Law 9718/98, which increased PIS and COFINS tax base. The Law covered the period from February 1999 to November 2002 for PIS and from February 1999 to January 2004 for COFINS. In November 2005, the Federal Supreme Court

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

(STF) concluded the judgment of certain lawsuits on the same matter and considered the increase in the tax base introduced by said Law unconstitutional. Part of the lawsuits filed by the Company and the STFC concessionaires from Region II of the Concession Plan, merged by the Company in February 2000 became final and unappealable in 2006 as regards the increase in the COFINS tax base. The Company is awaiting the judgments of the lawsuits filed by the other merged companies, and according to legal counsel the likelihood of a favorable outcome in future filing of appeals is regarded as probable. The amount attributed to these lawsuits, representing unrecognized contingent assets, was R$20,271 (R$19,015 at December 31, 2009 and R$18,843 at January 1, 2009) in consolidated.

25.	OTHER PAYABLES

	2010	2009	1/1/2009
Advances from customers	316,006	338,591	268,398
Withholding from third parties	133,914	77,786	111,323
Reverse stock split - buyback	117,516	75,837	5,864
Other withheld taxes	80,307	30,828	59,548
Payables to related parties	36,591
Unearned revenues	36,451	7,570	48,898
Refunds to customers	35,954	31,607	39,621
Asset retirement obligation	29,384	19,697	18,921
Other	56,300	59,549	56,487

Total	842,423	641,465	609,060

Current	611,805	381,088	394,306
Non-current	230,618	260,377	214,754

26.	SHAREHOLDERS’ EQUITY

(a)	Capital

The subscribed and paid-up capital of the Company is R$3,731,059 (R$3,731,059 at December 31, 2009 and R$3,470,758 at January 1, 2009), represented by the following shares, without par value:

	Number of shares (in thousands)
	2010	2009	1/1/2009
Total capital in shares
Common shares	203,423	203,423	249,597
Preferred shares	399,597	399,597	311,353

Total	603,020	603,020	560,950

Treasury shares
Common shares
Preferred shares	13,231	13,231	13,451

Total	13,231	13,231	13,451

Outstanding shares
Common shares	203,423	203,423	249,597
Preferred shares	386,366	386,366	297,902

Total outstanding shares	589,789	589,789	547,499

Book value per outstanding share	19.22	16.79	11.47

The preferred and common shares held in treasury are excluded from the determination of the book value.

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

The Company is authorized to increase its capital, according to a resolution of the Board of Directors, up to the total limit of 800,000,000 common or preferred shares, within the legal limit of two thirds (2/3) for the issuance of new nonvoting preferred shares.

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

Preferred shares are nonvoting except in the cases specified in paragraphs 1-3 of Articles 12 of the bylaws, but are assured priority in the payment of the noncumulative minimum dividends equivalent to the greater of 6% per year calculated on the amount obtained after dividing the capital by the total number of the Company’s shares or 3% per year calculated on the amount obtained after dividing equity by the total number of the Company’s shares.

(b)	Treasury shares

Treasury shares derive from stock repurchase programs carried out from 2002 to 2004. On September 13, 2004, a material fact was disclosed on the last proposal approved by the Company’s Board of Directors for repurchase of preferred shares issued by the Company to be held in treasury, cancelled, or subsequently sold.

The position of treasury shares is as follows:

	Preferred shares	Amount (1)
Balance at January 1, 2009	13,451,400	152,129
Shares sold	(219,844)	(2,487)
Balance at December 31, 2009	13,231,556	149,642
Shares sold
Balance at December 31, 2010	13,231,556	149,642

(1)	Equivalent to the cost of shares sold

Historic cost in purchase of treasury shares (R$ per share)	2010	2009	1/1/2009
Weighted average	11.31	11.31	11.31
Minimum	10.31	10.31	10.31
Maximum	13.80	13.80	13.80

Unit cost considers all stock repurchase programs.

Fair value of treasury shares

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

The fair value of treasury shares at the end of the reporting period was as follows:

	2010	2009	1/1/2009
Number of preferred shares held in treasury	13,231,556	13,231,556	13,451,400
Quotation per share on BOVESPA (R$)	12.00	16.75	14.33
Fair value	158,779	221,629	192,759

(c)	Capital reserves

Capital reserves are recognized pursuant to the following practices:

Share subscription premium: results from the difference between the amount paid on subscription and the amount allocated to capital.

Goodwill special reserve on merger: represents the net amount of the counterpart of the premium amount recorded in the asset, pursuant to provisions of CVM Instruction 319/1999. The reserve can be capitalized insofar as the premium originating it is amortized, to the benefit of all shareholders.

The company’s management will submit a proposal to the shareholders’ meeting recommending its capitalization, without the issuance of new shares.

Net assets special reserve on merger: constituted due to donations and subventions received before the beginning of the year of 2008, and which contra entry represents an asset received by the Company.

Special monetary correction law 8200/91: constituted due to the special inflation adjustments of fixed assets and which purpose was to compensate distortions in inflation adjustment indices prior to 1991.

Stock options reserve: account constituted due to share options, granted and acknowledged according to the share-based payment plans and settled with equity instruments.

Interest on construction in progress: consists of the counterpart of interest on works in progress incurred up to December 31, 1998.

Other capital reserves: consist of the funds invested in income tax incentives prior to the beginning of 2008.

(d)	Income reserves

Earnings reserves are recognized pursuant to the following practices:

Legal reserve: allocation of 5% of profit for the year up to the limit of 20% of capital. This allocation is optional when the legal reserve plus the capital reserves exceeds 30% of capital. This reserve is only used for capital increase or absorption of losses.

Investments reserve: comprises the balances of profit for the year, adjusted pursuant to Article 202 of Law 6404/1976, and allocated after the payment of dividends. The profit used to recognize this

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

reserve was fully allocated as retained earnings by the respective shareholders’ general meetings, in view of the Company’s investment budget and pursuant to Article 196 of Brazilian Corporate Law. Up to the end of fiscal year 2007, the retention of earnings for investments remained in the retained earnings line item, pursuant to Article 8 of CVM Instruction 59 /1986. After the enactment of Law 11,638/2007, which determines that no balances should remain under the retained earnings line item at the end of the reporting period, said retained earnings were transferred to this investment reserve.

(e)	Dividends and interest on capital

Dividends are calculated pursuant to the Company’s bylaws and the Brazilian Corporate Law. Mandatory minimum dividend are calculated in accordance with Article 202 of Law 6404/76, and preferred or priority dividends are calculated pursuant to the Company’s Bylaws.

By decision of the Board of Directors, the Company can pay or credit, as dividends, interest on capital pursuant to Article 9, paragraph 7, Law 9249/1995. The interest paid or credited will be offset against the annual mandatory minimum dividend amount, pursuant to Article 43 of the Bylaws.

On December 31, 2010, the Company recorded profit for the year of R$1,971,023. The Company’s management proposed the following allocation of profit for the year, subject to the approval of the Annual Shareholders’ Meeting: (i) recognition of the investment reserve in the amount of R$1,431,365, (ii) distribution of R$363,176 as interest on capital, and (iii) distribution of R$176,482 as mandatory dividends supplementary to interest on capital.

Retained earnings arising from the restatement of 2009 due to the adoption of the IFRSs, amounting to R$70,719, will be allocated to the recognition of the 2009 investment reserve.

Mandatory minimum dividends calculated in accordance with Article 202 of Law 6404/1976

	2010	2009
Net income for the year	1,971,023
Allocation to the legal reserve
Adjusted profit	1,971,023
Mandatory dividends (25% of adjusted profit)	492,755

Credited dividends and interest on capital

The Company credited interest on capital to its shareholders in 2010, according to the shareholding position on the date of each credit made. At the end of the reporting period, interest on capital credited, less withholding income tax, was attributed to dividends and is incorporate the profit allocation proposal to be approved by the shareholders at the annual shareholders’ meeting.

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

	2010	2009
Credited interest on capital	363,176
Withholding income tax (IRRF)	(46,903)
Net interest on capital	316,273
Accrued dividends, supplementary to interest on capital	176,482
Total payments to shareholders	492,755
Common shares	168,601
Preferred shares	324,154

Statutory minimum dividends of preferred shares for 2010 were calculated as follows:

2010
I - 6% p.a. on capital criterion
Subscribed capital	3,731,059
Total number of outstanding shares (*)	589,789
Total outstanding preferred shares (*)	386,366
Calculation base	2,444,185
Percentage of statutory minimum dividends	6%
Statutory minimum dividends	146,651
II - 3% of share equity criterion
Equity	11,512,969
Total number of outstanding shares (*)	589,789
Total outstanding preferred shares (*)	386,366
Calculation base	7,542,050
Percentage of statutory minimum dividends	3%
Statutory minimum dividends	226,261

(*)	in thousands of shares

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

Dividends/interest on capital for the year were calculated as follows:

	2010
	Common shares	Preferred shares	Total
Interest on capital (net of income tax)
Decided on November 17, 2010	107,730	208,543	316,273
Dividends (historical amounts)
Proposed dividends (at December 31, 2010)	60,870	115,612	176,482

	168,600	324,155	492,755

Number of outstanding shares (in thousands)	203,423	386,366

Total payment per share (in Brazilian reais)

	2010		2009
	Gross amount	Net amount	Gross amount	Net amount
Interest on capital
Common	0.615774	0.523408
Preferred	0.615774	0.523408
Total shares	1.231548	1.046816

	2010
	Common shares	Preferred shares
Interest on capital (net of income tax)
Decided on December 9, 2010	0.523408	0.523408
Dividends (historical amounts)
Proposed dividends (at December 31, 2010)	0.299229	0.299229

(f)	Basic and diluted earnings per share

The Company’s bylaws award different rights to common and preferred shareholders with respect to dividends, voting rights, and in case of liquidation of the Company. Accordingly, basic and diluted earnings per share were calculated based on net income for the year available to common and preferred shareholders.

Basic

Basic earnings per share are calculated by dividing net income attributable to controlling shareholders, available to common and preferred shareholders, by the weighted average number of common and preferred shares outstanding during the year.

Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of outstanding common and preferred shares, to estimate the dilutive effect of all convertible securities. The Company has potentially dilutive securities arising from the stock options, described in note 27, which were considered in the calculation of the diluted earnings per share.

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

The table below shows the calculations of basic and diluted earnings per share:

	2010	2009 (*)
Net income attributable to Company shareholders	1,971,023	(1,021,311)
Net income allocated to common shares - basic and diluted	679,822	(1,021,311)
Net income allocated to preferred shares - basic and diluted	1,291,201
Weighted average number of outstanding shares
Common shares – basic	203,423,176	245,749,226
Common shares – diluted	203,423,176	245,749,226
Preferred shares – basic	386,365,814	305,438,721
Preferred shares – diluted	386,387,781	305,438,721
Earnings per share
Common shares – basic	3.34	(1.85)
Common shares – diluted	3.34	(1.85)
Preferred shares - basic	3.34
Preferred shares - diluted	3.34

(*)	Under the Brazilian corporate law, preferred shareholders are not contractually obligated to absorb losses, and such losses are exclusively attributed to common shareholders.

27.	EMPLOYEE BENEFITS

(a)	Pension Funds

The Company and its subsidiaries sponsor retirement benefit plans (“pension funds”) for their employees, provided that they elect to be part of such plan, and current beneficiaries. The table below shows the existing pension plans as at December 31, 2010.

Pension plan	Sponsors	Manager
TCSPREV	BrT, BrT Celular, VANT, BrT Multimídia, BrT CS, iG and BrTI	FATL
BrTPREV	BrT, BrT Celular, BrT Multimídia, BrT CS, iG and BrTI	FATL
Fundador / Alternativo	BrT, BrT Celular, BrT Multimídia, BrT CS, iG and BrTI	FATL
TelemarPrev	BrT	FATL
PAMEC	BrT	BrT
PBS-A	BrT	Sistel
PAMA	BrT	Sistel

Sistel – Fundação Sistel de Seguridade Social

FATL – Fundação Atlântico de Seguridade Social

For purposes of the pension plans described in this note, the Company can also be referred to as the “Sponsor”.

On January 1, 2010, the pension plans that until then were managed by Fundação 14 de Previdência Privada and Fundação BrTPREV were transferred to the management of FATL.

The sponsored plans are valued by independent actuaries at the end of the annual reporting period. In 2010, the actuarial valuations were performed by Mercer Human Resource Consulting Ltda. The Bylaws provide for the approval of the supplementary pension plan policy, and the joint liability

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

attributed to the defined benefit plans is ruled by the agreements entered into with the pension fund entities, with the agreement of the National Pension Plan Authority (“PREVIC”), as regards the specific plans.

The sponsored defined benefit plans are closed to new entrants because they are close-end pension funds. Participants’ and the sponsors’ contributions are defined in the funding plan. PREVIC is the official agency that approves and oversees said plans.

For the plans that report an actuarial surplus, assets are recorded when there is an express authorization for offsetting them against future employer contributions.

Pension fund reserves

Refer to the recognition of the actuarial deficit of the defined benefit plans, as shown below:

	2010	2009	1/1/2009
BrTPREV and Fundador/Alternativo plans	650,305	677,006	753,287
PAMEC Plan	3,001	2,707	2,504

Total	653,306	679,713	755,791

Current	77,941	104,533	148,391
Non-current	575,365	575,180	607,400

Assets recorded to be offset against future employer contributions

The Company recognized assets from the TCSPREV Plan related to: (i) contributions from the sponsor which participants that left the Plan are not entitled to redeem; and (ii) part of the Plan’s surplus attributed to the sponsor.

These assets are recognized in line item ‘Other assets’ and are used to offset future employer contributions. These assets are broken down as follows:

	2010	2009	1/1/2009
TCSPREV Plan	92,619	136,277	123,938

Total	92,619	136,277	123,938

Current			15,874
Non-current	92,619	136,277	108,064

Features of the sponsored supplementary pension plans

FATL

FATL, closed, multiple sponsor, multiple plan pension fund, is a nonprofit, private pension-related entity, with financial and administrative independence, headquartered in Rio de Janeiro, State of Rio de Janeiro, engaged in the management and administration of pension benefit plans for the employees of its sponsors.

Plans

BrTPREV

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

Defined contribution and settled benefit plan, launched in October 2002, intended to grant pension plan benefits supplementary to benefits granted by the official social security system and which initially covered only employees of the Rio Grande do Sul Branch. This pension plan started to be offered to new employees of the Company and its subsidiaries from March 2003 to February 2005, when its offering was suspended and it is closed to new participants. BrTPREV currently covers nearly 15.42% of the staff.

Contributions to this plan are set based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization approach to determine its funding. The contributions are credited to individual accounts of each participant, divided equally by the employee and the sponsor, and the basic contribution percentages range from 3 to 8 percent of the participant’s salary, depending on the participant’s age. Participants have the option to make additional contributions to the plan, which are not matched by the sponsor. The sponsors are responsible for funding all administrative costs and risk benefits, except for self-sponsored participants and the deferral of benefits.

Fundador/Alternativo

Defined benefit plans intended to grant pension benefits supplementary to the benefits of the official social security system, which is closed to new participants, originated from the merger of the Fundador-BrT plan by the Alternativo-BrT plan, pursuant to PREVIC Administrative Rule 2627 of November 25, 2008, thus forming a single plan, without changing the rules for the participants and beneficiaries, and which was renamed to Fundador/Alternativo plan. Currently this plan covers approximately 0.20% of the staff.

The regular contribution made by the sponsor is matched by the regular contribution of the participant, whose rates vary according to age, length of service and salary. For participants linked to the rules of the former Alternativo-BrT Plan, contributions are limited to three times the INSS benefit cap and the participant also pays an entry fee, depending on the age at which he/she joins the plan.

TCSPREV

Defined contribution and settled benefits plan established on February 28, 2000. On December 31, 2001, all sponsored pension plans were merged with and into SISTEL, and the PREVIC exceptionally and provisionally approved the document submitted to that Authority, in view of the need for adjustments to regulations. Thus, TCSPREV consists of defined contribution groups with settled and defined benefits. The plans added to the TCSPREV were PBS-TCS, PBT-BrT, BrT Administration Agreement, and the Atypical Contractual Relationship Term Sheet, where the terms and conditions set forth in the original plans were maintained.

On September 18, 2008, PREVIC/MPS Administrative Rule 2521/2008, which approves the new charter of the plan, was published in the Federal Official Gazette (DOU), confirming all the terms and conditions exceptionally and provisionally approved on December 31, 2001. The new charter also includes the amendments necessary to meet the current requirements of the supplementary pension plan law.

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

Beginning March 2003, the TCSPREV Plan was no longer offered to the sponsors’ new hires. However, this plan started to be offered again in March 2005 to the defined contribution group. TCSPREV currently includes approximately 51.47% of the staff.

Contributions to this plan, by group of participants, are set based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization approach to determine funding. Currently, contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV (defined contribution). In the TCSPREV group, the contributions are credited to the individual account of each participant, divided equally by the employee and the sponsor, and the basic contribution percentages range from 3 to 8 percent of the participant’s salary, depending on the participant’s age. Participants have the option to make additional contributions to the plan, which are not matched by the sponsor. In the PBS-TCS group, the sponsor’s contribution corresponds to 12% of the participants’ payroll, whereas the employee’s contribution varies according to his/her age, length of service and salary, and an entry fee may also be paid depending on the age at which he/she joins the plan. The sponsors are responsible for funding all administrative costs and risk benefits, except for self-sponsored participants and the deferral of benefits.

The PREVIC authorized, through Administrative Rule 2792/2009, the transfer of the management of the TCSPREV benefits plan to Fundação Atlântico de Seguridade Social, an entity sponsored by the Oi Group, new controlling shareholder of the Company.

TelemarPrev

Defined contribution plan that started to be sponsored by BrT in 2010.

The benefits ensured to participants under the plan are classified into: (i) risk benefits - supplements to official retirement benefits; and (ii) discretionary benefits - annuities.

A participant’s regular contribution is comprised of two portions: (i) basic - equivalent to 2% of the contribution salary; and (ii) standard - equivalent to 3% of the positive difference between the total contribution salary and the social security contribution. The additional extraordinary contributions from participants are optional and can be made in multiples of 0.5% of the contribution salary, for a period of not less than six months Nonrecurring extraordinary contributions from participants are also optional and cannot be lower than 5% of the contribution salary cap.

The plan’s charter requires the parity between participants’ and sponsors’ contributions, up to the limit of 8% of the contribution salary, even though a sponsor is not required to match extraordinary contributions made by participants. The plan is funded under the capitalization approach.

Assistance plan managed by the Company

PAMEC-BrT – Health Care Plan for Pension Plan Beneficiaries (Defined Benefit)

Defined benefit plan intended to provide medical care to the retirees and survivor pensioners linked to the PBT-BrT Group - TCSPREV pension plan managed by FATL.

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

The contributions for PAMEC-BrT were fully paid in July 1998, through a bullet payment. However, as this plan is now managed by the Company, after the transfer of management by Fundação 14 in November 2007, there are no assets recognized to cover current expenses, and the actuarial obligation is fully recognized in the Company’s liabilities.

SISTEL

Sistel is a nonprofit, private welfare and pension entity, established in November 1977, which is engaged in creating private plans to grant benefits in the form of lump sums or annuities, supplementary or similar to the government retirement pensions, to the employees and their families who are linked to the sponsors of SISTEL.

Plans

PBS-A

Defined benefit plan jointly sponsored with other sponsors associated to the provision of telecommunications services and offered to participants who held the status of beneficiaries on January 31, 2000.

Contributions to the PBS-A are contingent on the determination of an accumulated deficit. As at December 31, 2010, date of the last actuarial valuation, the plan presented a surplus.

PAMA

Defined benefit retiree medical care plan and Special Coverage Plan (“PCE”), sponsored together with other sponsors engaged in the provision of telecommunications services and intended for participants who held the status of beneficiaries on December 31, 2000, the beneficiaries of the PBS-TCS Group, merged on December 31, 2001 by TCSPREV (plan currently managed by FATL), and the beneficiaries of PBS’s defined benefit plans sponsored by other companies, together with SISTEL and other foundations. According to a legal and actuarial valuation, the Sponsor’s liability is exclusively limited to future contributions. From March to July 2004, December 2005 to April 2006, and June to November 2008, there was an incentive for the optional migration of PAMA retirees and survivor pensioners to the new coverage conditions (PCE). The option of participants for the migration resulted in their contribution to PAMA/PCE.

The contributions to this plan correspond to 1.5% of the payroll of active participants linked to PBS plans, segregated and sponsored by the several sponsoring companies. In the case of BrT, the PBS-TCS was merged into the TCSPREV plan on December 31, 2001, and began to form an internal group of the plan. Due to the utilization of PAMA funds, the participants share a portion of its individual costs used in the plan. Contributions are also made by the retirees and pensioners who migrated to PAMA/PCE. For sponsors, the option of participants to migrate to PAMA/PCE does not change the employer dues of 1.5% previously mentioned.

Actuarial Deficit of the Plans

The unamortized mathematical reserve, corresponding to the current value of the supplementary Company contribution, as a result of the actuarial deficit of the plans administrated by BrTPREV,

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

have a settlement deadline of 20 years, beginning January 2002, according to PREVIC Circular 66/PREVIC/GAB/COA, of January 25, 2002. Eleven years remain to reach the deadline for full settlement.

The PREVIC authorized, through Administrative Rule 2792/2009, the transfer of the management of the BrTPREV benefits plans to Fundação Atlântico de Seguridade Social, an entity sponsored by the Oi Group, new controlling shareholder of the Company.

Contributions to the Fundador/Alternativo plan are suspended under a court order.

Situation of the sponsored plans, measured at the end of the reporting period (BrTPREV and Fundação 14)

The table below shows the data of the sponsored defined benefit pension plans:

	2010	2009	1/1/2009	2010	2009	1/1/2009
	BrTPREV, Alternativo, and Fundador			TCSPREV
RECONCILIATION OF ASSETS AND LIABILITIES
Actuarial obligations with vested benefits	1,698,979	1,520,800	1,529,300	353,990	313,600	271,700
Actuarial obligations with unvested benefits	45,345	74,332	79,779	66,693	80,773	140,493

(=) Total present value of actuarial obligations	1,744,324	1,595,132	1,609,079	420,683	394,373	412,193

Fair value of plan assets	(1,104,844)	(937,590)	(855,792)	(1,242,078)	(1,112,181)	(822,778)

(=) Net actuarial liability/(asset)	639,480	657,542	753,287	(821,395)	(717,808)	(410,585)

Unrecognized actuarial gains	10,825	19,464		11,362	12,484
Effect of cap of IAS 19, paragraph 58(b)				717,414	569,047	286,647

(=)(=) Net actuarial liability/(asset) recognized (1)	650,305	677,006	753,287	(92,619)	(136,277)	(123,938)

(1)

The Company determines the amount available to deduct from future contributions according to the applicable legal provisions and the benefit plan charter. The amount of the asset linked to the TCSPREV plan recognized in the Company’s financial statements, totaling R$92,619 (R$136,277 at December 31, 2009 and R$123,938 at January 1, 2009), does not exceed the present value of future contributions.

	BrTPREV, Alternativo, and Fundador		TCSPREV
	2010	2009	2010	2009
CHANGES IN NET ACTUARIAL LIABILITY/(ASSET)
Present value of actuarial obligation at beginning of year	1,595,132	1,609,079	394,373	412,193

Interest cost	173,808	166,307	42,047	43,024
Cost of current service	4,486	4,020	1,973	2,428
Benefits paid, net	(135,274)	(127,551)	(26,849)	(26,039)
Actuarial (gain) or loss on actuarial obligation	106,172	(56,723)	9,139	(37,233)

Present value of actuarial obligation at end of year	1,744,324	1,595,132	420,683	394,373

Fair value of assets at beginning of year	937,590	855,792	1,112,181	822,778

Returns on plan assets	106,456	105,686	131,221	104,025
Actuarial gains/(losses)	97,533	(37,258)	25,506	210,734
Usual contributions received by the plan	23	1,149	19	1,066
Sponsor		1,063	19	683
Participants	23	86		383
Amortizing contributions received from sponsor	98,539	139,858
Payment of benefits	(135,297)	(127,637)	(26,849)	(26,422)

Fair value of plan assets at end of year	1,104,844	937,590	1,242,078	1,112,181

(=) Net actuarial liability/(asset)	639,480	657,542	(821,395)	(717,808)

Unrecognized actuarial gains	10,825	19,464	11,362	12,484
Effect of cap of IAS 19, paragraph 58(b)			717,414	569,047
(=) Net actuarial liability/(asset) recognized	650,305	677,006	(92,619)	(136,277)

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

	BrTPREV, Alternativo, and Fundador		TCSPREV
	2010	2009	2010	2009
EXPENSE RECOGNIZED IN BrT INCOME STATEMENT(1)
Cost of current service	4,486	4,020	1,973	2,428
Interest cost	173,808	166,307	42,047	43,023
Return on plan assets	(106,456)	(105,686)	(131,221)	(104,025)
Amortization of net actuarial (gains) losses			(17,489)	(235,484)
Effect of cap of IAS 19, paragraph 58(b)	—		137,183	282,775

Total expense recognized	71,838	64,641	32,493	(11,283)

(1)

In 2010, the Company presented a decrease in the surplus of the TCSPREV plan due to a decrease in the plan’s participant base and changes in some of the assumptions, thus recognizing R$43,658 in other operating income. In 2009, the Company recognized income amounting to R$55,024, of which R$40,479 was recognized as other operating income and R$14,545 as financial income.

	BrTPREV, Alternativo, and Fundador		TCSPREV
	2010	2009	2010	2009
MAIN ACTUARIAL ASSUMPTIONS USED
Nominal discount rate of actuarial obligation (6% + inflation)	10.77%	11.40%	10.77%	11.40%
Estimated inflation rate	4.50%	4.50%	4.50%	4.50%
Estimated nominal salary increase index	7.95%	7.63%	7.94%	7.63%
Estimated nominal benefit increase index	4.50%	4.50%	4.50%	4.50%
Total expected rate of return on plan assets	10.95%	11.61%	12.09%	12.09%
	(Fundador and Alternativo)	(Fundador and Alternativo) and 11.68% (BrTPREV)
General mortality biometric table	AT2000	AT2000	AT2000	AT2000
Biometric disability table	Zimmermann Nichzugs	Zimmermann Nichzugs	Zimmermann Nichzugs	Zimmermann Nichzugs
Biometric disabled mortality table	Winklevoss	Winklevoss	Winklevoss	Winklevoss
Turnover rate	15% p.a.	1.5% p.a.; nil from 50 y.o. and for Settled Benefit	15% p.a.	1.5% p.a.; nil from 50 y.o. and for Settled Benefit

ADDITIONAL DISCLOSURES - 2010

a) Plans’ assets and liabilities correspond to amounts as at December 31, 2010.

b) Master file data used refers to September 30, 2010, projected to December 31, 2010.

Situation of the sponsored plans, measured at the end of the reporting period (Sistel and PAMEC)

	2010	2009	1/1/2009	2010	2009	1/1/2009
	PBS-A			PAMEC
RECONCILIATION OF ASSETS AND LIABILITIES
Actuarial obligations with vested benefits	714,094	624,068	667,702	3,569	3,054	2,504

(=) Total present value of actuarial obligations	714,094	624,068	667,702	3,569	3,054	2,504

Fair value of plan assets	(1,192,596)	(973,464)	(1,005,683)

(=) Net actuarial liability/(asset) (1)	(478,502)	(349,396)	(337,981)	3,569	3,054	2,504

Unrecognized actuarial gains/losses				(568)	(347)
Effect of cap of IAS 19, paragraph 58(b)	478,502	349,396	337,981

(=) Recognized actuarial liability				3,001	2,707	2,504

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

(1)	The net actuarial asset of the PBS-A plan is not recognized by the sponsor. This plan only has vested participants and, therefore, the surplus cannot be offset against future contributions.

	PBS-A		PAMEC
	2010	2009	2010	2009
CHANGES IN NET ACTUARIAL LIABILITY/(ASSET)
Present value of actuarial obligation at beginning of year	624,068	667,702	3,054	2,504
Interest cost	67,994	68,981	340	264
Cost of current service
Benefits paid, net	(64,034)	(55,596)	(88)	(61)
Actuarial (gain) or loss on actuarial obligation	86,066	(57,019)	263	347

Present value of actuarial obligation at end of year	714,094	624,068	3,569	3,054

Fair value of assets at beginning of year	973,464	1,005,683
Returns on plan assets	92,140	110,571
Actuarial gains/(losses)	191,026	(87,194)
Sponsor’s contributions			88	62
Payment of benefits	(64,034)	(55,596)	(88)	(62)

Fair value of plan assets at end of year	1,192,596	973,464

(=) Net actuarial liability/(asset)	(478,501)	(349,396)	3,569	3,054
Unrecognized actuarial gains/losses			(568)	(347)
Effect of cap of IAS 19, paragraph 58(b)	478,501	349,396

(=) Recognized actuarial liability			3,001	2,707

	PBS-A
	2010	2009
EXPENSE RECOGNIZED IN THE BrT’s INCOME STATEMENT
Cost of current service	—	—
Interest cost	67,994	68,981
Return (loss) on plan assets	(92,140)	(110,571)
Amortization of net actuarial (gains) losses	(104,959)	30,174

Effect of cap of IAS 19, paragraph 58(b)	129,105	11,416

Total expense recognized	—	—

	PAMEC
	2010	2009
EXPENSE RECOGNIZED IN THE BrT’s INCOME STATEMENT
Cost of current service
Interest cost	340	264
Return (loss) on plan assets
Amortization of net actuarial (gains) losses	42

Total expense recognized	382	264

	PBS-A		PAMEC
	2010	2009	2010	2009
MAIN ACTUARIAL ASSUMPTIONS USED
Nominal discount rate of actuarial obligation (6% + inflation)	10.77%	11.40%	10.70%	11.40%
Estimated inflation rate	4.50%	4.50%	4.50%	4.50%
Estimated nominal benefit increase index	4.50%	4.50%	N/A
Nominal medical costs growth rate	N/A		7.64%	7.64%
Total expected rate of return on plan assets	9.76%	9.76%	N/A
General mortality biometric table	AT2000	AT2000	AT2000	AT2000
Biometric disability table	N/A		N/A
Starting age of benefit	N/A		N/A

N/A = Not Applicable

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

ADDITIONAL DISCLOSURES – 2010

a) Plans’ assets and liabilities correspond to amounts as at December 31, 2010.

b) Master file data used for PBS-A and PAMEC refers to August 31, 2010, projected to December 31, 2010.

The investment strategy of the pension plans is described in their investment policy, which is annually approved by the governing board of the sponsored funds. This policy establishes that investment decision-making must take into consideration: (i) the preservation of capital; (ii) the diversification of investments; (iii) the risk appetite according to conservative assumptions; (iv) the expected return rate based on actuarial requirements; (v) the compatibility of investment liquidity with the plans’ cash flows, and (vi) reasonable management costs. The policy also defines the volume interval for different types of investment allowed for the pension funds, as follows: local fixed income, local variable income, loans to participants, and real estate investments. The fixed income portfolio can only include low credit risk securities. Derivatives are only allowed for hedging purposes. Loans are restricted to certain credit limits. Tactical allocation is decided by the investment committee consisting of the pension plans’ executives, the investment manager, and a member appointed by the governing board. Execution is undertaken by the finance department.

The caps set for the different types of investment permitted for pension funds are as follows:

ASSET SEGMENT	BrTPREV, Alternativo, and Fundador	TCSPREV	PBS-A
Fixed income	100%	100%	75%
Variable income	25%	25%	9%
Structured investments	10%	10%	11%
Real estate	2%	2%	4%
Loans to participants	2%	2%	1%

The allocation of plan assets as at December 31, 2010 is as follows:

ASSET SEGMENT	BrTPREV, Alternativo, and Fundador	TCSPREV	PBS-A
Fixed income	84%	84%	75%
Variable income	12%	12%	9%
Structured investments	2%	2%	11%
Real estate	1%	1%	4%
Loans to participants	1%	1%	1%
Total	100%	100%	100%

(b)	Employee profit sharing

The employee profit sharing plan was established in 1999 as a way to encourage employees to meet individual and corporate goals, improving return to shareholders. The plan comes into effect when the following goals are met:

•	Attainment of economic value added goals (earnings before interest, income tax, depreciation and amortization indicators, and economic value added indicators); and

•	Operating, quality and market indicators.

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

In the year ended December 31, 2010, the Company and its subsidiaries recognized provisions based on goal attainment estimates totaling R$96,344 (R$36,474 in 2009 and R$20,984 at January 1, 2009).

(c)	Share-based payment plans

Plan approved on April 28, 2000

The rights vested through stock options agreements while this previously approved plan was effective remain valid and effective according to the related agreed terms and conditions, and no new grants through this plan are allowed.

At December 31, 2010, there were outstanding vested options, as described in the program below:

Program B

The options guaranteed by this plan are options settled in shares.

The exercise price was set by the management committee based on the share market price on grant date and will be adjusted for inflation using the IGP-M from the agreement execution date to payment date.

The table below summarizes the transactions conducted with preferred shares up to December 31, 2010.

			In Brazilian reais
	Number of shares (in thousands)	Price on grant date	Grant price
			2010	2009
Balance at beginning of year	31,643	18.87	20.83	18.87
Options exercised
Options cancelled	(9,676)
Option vested at December 31, 2010	21,967

The table below shows the position in preferred stock options granted at December 31, 2010:

	Granted options			Vested options
Exercise price bracket at grant date	Number of shares (in thousands)	Remaining period (in months)	Exercise price	Number of shares (in thousands)	Exercise price
R$10.00-19.99	21,967	12	20.83	21,967	20.83

The right to exercise the option will vest in the following manner and periods:

Grant date				Adjusted exercise price (in reais)	Options (in thousands of shares)
Grant date:	Allotment	Vesting date	Exercise deadline
	33%	12/22/2005	12/31/2011	20.83	7,322
3[a] 12/22/04	33%	12/22/2006	12/31/2011	20.83	7,322
	34%	12/22/2007	12/31/2011	20.83	7,323

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

The fair value of the options granted was estimated on grant date based on the Black-Scholes option pricing model, using the following assumptions:

12/21/2004
Backing asset	13.64
Exercise price	17.30
Expected volatility	38.2%
Risk-free interest rate	8.4%
Expected life (in years)	2
Dividends yield	3.10%
Fair value on grant date	2.76

The share-based payment agreements prescribed that options can only be equity settled and the fair values of BrT’s stock option are allocated on a straight line basis over their expiration periods. The portions corresponding to BrT beneficiaries are accounted for as an expense by these companies in the Income statement for the year as an offsetting entry against shareholders’ equity, as required by IFRS 2 Share-based Payment.

Plan approved on November 6, 2007

The plan authorized the grant of stock options, allowing participants, under certain conditions, to purchase or subscribe, in the future, for preset price, shares part of a stock option scheme called Performance Unit (PU), comprising preferred shares of the Company and common and preferred shares of BrT Part. The amount corresponding to the number of PUs granted could not exceed a cap of 10% of the book value of each type of share of the Company.

The stock options programs tied to said plan contained clauses that prescribed the acceleration of the vesting date in the event of a change in the direct or indirect share control of the Company. With the change in control on January 8, 2009, the programs’ stock options were fully exercised. Program 1, totaling 2,817,324 PUs was settled for a total price of R$17,855. Program 2, related to the grant of options on July 1, 2008, comprising 701,601 PUs, was settled for a total price of R$4,446.

646,585 PUs of Program 2 were exercised, related to the grant made on July 1, 2007, settled through: (i) delivery of preferred shares held in treasury by the Company, for a total exercise price of R$3,572 and a cost of R$2,487; and (ii) delivery of common and preferred shares of the parent company, for a total exercise price of R$13,733 and fair value of R$17,108, plus R$130.

28.	OPERATING SEGMENTS

The Company’s management uses operating segment information for decision-making. The operating segments are identified according to the nature of the services and the technology used to provide the telecommunications services. The reportable segments are summarized below:

•	Fixed telephony/data: basically offers local and long distance voice transmission and data communication services;

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

•	Mobile telephony: offers primarily mobile voice, 3G data communication, and additional services, which include messaging services and interactivity; and

•	Other: includes internet service provider and call center services.

The performance of each segment is obtained in the Company’s accounting records and is segregated as follows:

	Fixed telephony /data		Mobile telephony		All other segments (i)		Eliminations		Total
	2010	2009	2010	2009	2010	2009	2010	2009	2010	2009
Net operating revenue	8,892,546	9,430,649	1,937,384	1,893,947	629,096	676,600	(1,195,734)	(1,081,306)	10,263,292	10,919,890
Cost of services and sales	(4,014,929)	(4,744,443)	(1,379,072)	(1,516,340)	(323,272)	(315,008)	985,192	811,570	(4,732,081)	(5,764,221)
Interconnection	(1,993,150)	(2,012,970)	(575,441)	(560,017)			586,663	547,458	(1,981,928)	(2,025,529)
Depreciation and amortization	(582,962)	(900,230)	(222,654)	(454,485)	(1,334)	(1,402)			(806,950)	(1,356,117)
Grid maintenance service	(561,727)	(758,065)	(54,514)	(67,601)	(170)				(616,411)	(825,666)
Rentals and insurance	(514,208)	(562,395)	(327,395)	(192,446)	(28,349)	(20,956)	398,511	260,819	(471,441)	(514,978)
Cost of handsets and accessories			(47,778)	(88,633)			18	18	(47,760)	(88,615)
Other costs and expenses	(362,882)	(510,783)	(151,290)	(153,158)	(293,419)	(292,650)		3,275	(807,591)	(953,316)

Gross profit	4,877,617	4,686,206	558,312	377,607	305,824	361,592	(210,542)	(269,736)	5,531,211	5,155,669

Operating income (expenses)	(2,128,843)	(2,321,755)	(575,156)	(684,667)	(287,410)	(333,428)	427,458	487,197	(2,563,951)	(2,852,653)
Sales of services	(858,912)	(1,116,729)	(402,523)	(523,537)	(124,787)	(188,055)	361,212	410,476	(1,025,010)	(1,417,845)
Allowance for doubtful accounts	(271,062)	(508,066)	(62,783)	(45,869)	(17,456)	(21,891)	(234)	(86)	(351,535)	(575,912)
Sales commission	(716)		(12,149)			(4,583)			(12,865)	(4,583)
Contact center	(290,045)	(272,971)	(61,349)	(65,820)	(17,112)	(15,933)	323,411	320,843	(45,095)	(33,881)
Posting and collection	(20)	(2,532)		(703)		(10)			(20)	(3,245)
Advertising and publicity	(82,344)	(40,464)	(43,649)	(88,335)	(25,208)	(16,443)			(151,201)	(145,242)
Other outside services	(124,562)	(144,164)	(146,645)	(193,020)	(13,372)	(35,543)	16,913	28,608	(267,666)	(344,119)
Other costs and expenses	(90,163)	(148,532)	(75,948)	(129,790)	(51,639)	(93,652)	21,122	61,111	(196,628)	(310,863)
General and administrative expenses	(1,269,931)	(1,205,026)	(172,633)	(161,130)	(162,623)	(145,373)	66,246	76,721	(1,538,941)	(1,434,808)
Other operating income (expenses), net	(268,085)	(3,142,321)	(16,743)	(11,225)	(9,911)	(8,670)	(212,991)	(217,449)	(507,730)	(3,379,665)
Other operating income	515,878	633,518	89,402	117,296	43,631	14,673	(124,949)	(105,547)	523,962	659,940
Other operating expenses	(783,963)	(3,775,839)	(106,145)	(128,521)	(53,542)	(23,343)	(88,042)	(111,902)	(1,031,692)	(4,039,605)
Operating income (loss) before financial income and taxes	2,480,689	(777,870)	(33,587)	(318,285)	8,503	19,494	3,925	12	2,459,530	(1,076,649)
Financial income (expenses), net	(108,946)	(323,085)	17,360	70,018	15,419	(30,270)	(4,088)	1,988	(80,255)	(281,349)
Financial income	843,669	459,265	180,495	176,070	20,055	15,195	(64,764)	(20,283)	979,455	630,247
Financial expenses	(952,615)	(782,350)	(163,135)	(106,052)	(4,636)	(45,465)	60,676	22,271	(1,059,710)	(911,596)
Income (loss) before taxes	2,371,743	(1,100,955)	(16,227)	(248,267)	23,922	(10,776)	(163)	2,000	2,379,275	(1,357,998)
Provision for income tax and social contribution	(418,691)	263,272	18,637	68,828	(8,361)	6,587			(408,415)	338,687

Net income (loss) for the year	1,953,052	(837,683)	2,410	(179,439)	15,561	(4,189)	(163)	2,000	1,970,860	(1,019,311)

Net income (loss) attributed to controlling shareholders	1,953,052	(837,683)	2,410	(179,439)	15,561	(4,189)	0	0	1,971,023	(1,021,311)
Net income (loss) attributed to noncontrolling shareholders							(163)	2,000	(163)	2,000
Additional disclosures
Services provided	8,469,721	9,129,900	1,437,478	1,350,471	310,238	334,550			10,217,437	10,814,921
Sales			45,855	104,969					45,855	104,969

Revenue from external clients	8,469,721	9,129,900	1,483,333	1,455,440	310,238	334,550			10,263,292	10,919,890

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

Intersegment revenue	106,404	91,789			17,128	29,259
Revenue between other segments	316,422	208,961	454,052	438,508	301,730	312,791
Total revenue	8,892,547	9,430,650	1,937,385	1,893,948	629,096	676,600
Assets	20,957,896	19,870,655	6,725,886	5,054,828	623,379	796,265	(1,421,047)	(1,157,828)	26,886,114	24,563,920
Liabilities:	14,465,053	13,261,070	2,297,555	2,159,913	207,714	395,128	(1,421,047)	(1,157,828)	15,549,275	14,658,283
Depreciation and amortization	775,545	1,269,455	264,219	520,082	16,976	18,314			1,056,740	1,807,851
Capex increases	751,566	582,005	150,607	439,605	85,486	85,503			987,659	1,107,113
Provisions	390,618	3,313,445	14,006	20,659	468	5,601			405,093	3,339,706

The following table sets forth the components of the gross operating revenue and net operating revenue of our fixed-line and data transmission services segment, for the years ended December 31, 2009 and 2010:

	Year Ended December 31,
	2010	2009
Local fixed-line services	4,735,085	4,663,530
Local fixed-to-mobile calls (VC1)	1,568,847	1,818,659
Long-distance fixed-line services	1,732,347	1,963,482
Long-distance fixed-to-mobile calls (VC2 and VC3)	423,634	582,686
Remuneration for the use of the fixed-line network	501,125	466,776
Data transmission services	5,781,035	5,247,549
Public phones	194,620	392,569
Other fixed-line services	609,323	574,956

Total gross operating revenue	15,546,016	15,710,207
Value-added and other indirect taxes	(3,254,389)	(3,554,187)
Discounts and returns	(3,399,081)	(2,725,371)

Net operating revenue	8,892,546	9,430,649

The following table sets forth the components of the gross operating revenue and net operating revenue of our mobile services segment, for the years ended December 31, 2009 and 2010.

	Year Ended December 31,
	2010	2009
Mobile telephone services	1,490,166	1,358,211
Remuneration for the use of the mobile network	1,134,512	1,082,726
Sales of handsets and accessories	52,887	114,343

Total gross operating revenue	2,677,565	2,555,280
Value-added and other indirect taxes	(445,323)	(427,948)
Discounts and returns	(294,858)	(233,385)

Net operating revenue	1,937,384	1,893,947

(i)	While immaterial and not being separately analyzed by management, the financial services segment recorded a profit for the year ended December 31, 2009. Accordingly and in order to meet the requirements of IFRS 8, paragraph 13 (b) (i), the tables below shows the main information on this segment:

2009
Interest income	713
Interest expense	26
Net income of reportable segment	459
Reportable segment assets	8,148

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

The fixed telephony/data segment operates in foreign countries through a system of submarine optical fiber cables, with connection points in the United States, Bermuda, Venezuela and Brazil, allowing data traffic through integrated service packages, offered to local and international corporate customers.

In reporting based on geographic segments, the segment’s revenue is based on the locations of the country where the services are provided. The segment’s non-current assets are based on the location of the assets.

In view of their immateriality, revenue and assets of operations in foreign countries are being jointly disclosed.

	Revenue from external clients		Non-current assets
Geographical information	2010	2009	2010	2009
In entity’s country of origin	10,199,921	10,861,377	6,501,685	6,569,894
In foreign countries	63,371	58,513	138,918	114,525

Total	10,263,292	10,919,890	6,640,603	6,684,419

29.	RELATED-PARTY TRANSACTIONS

	2010	2009	1/1/2009
Assets
Trade receivables	33,984	49,988
TMAR	19,051	45,668
Oi Móvel	14,933	4,320
Debentures	1,911,134	1,674,749
TMAR	1,911,134	1,674,749
Liabilities
Trade payables	31,491	22,784
TMAR	10,203	12,900
Oi Móvel	21,288	9,884

	2010	2009
Revenue
Revenue from services provided	449,069	244,825
TMAR	350,376	190,445
Oi Móvel	98,693	54,380
Financial income	236,385	72,734
TMAR	236,385	72,734
Cost of services	(164,041)	(118,516)
TMAR	(31,184)	(45,134)
Oi Móvel	(132,857)	(73,382)
Financial expenses	(3)	(1,392)
TNL		(1,319)
TMAR	(3)	(73)

(a)	Private debentures issued by TMAR

With the merger of BrT Part, the Company acquired all the receivables from its indirect parent related to the subscription of private, nonconvertible debentures issued by TMAR, in the amount of

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

R$1,200,000. These debentures mature in five years, on December 11, 2013. These debentures pay interest equivalent to the DI Rate compounded by 4.0% per year. On December 31, 2010 the Company transferred the rights on these debentures to BrT Celular as partial payment of the capital increase undertaken by this subsidiary.

Transaction with BrT Celular

On March 12, 2009, subsidiary Brasil Telecom Celular S.A. subscribed private, nonconvertible debentures, issued by TMAR in December 2008, in the amount of R$300,000. These debentures mature in five years, on December 11, 2013. These debentures pay interest equivalent to the DI Rate compounded by 4.0% per year. At December 31, 2010, the adjusted amount of the debentures receivable was R$1,911,134, and the Company accounted for as R$236,385 financial income.

(b)	Financing agreements with the BNDES

The Company entered into financing agreements with BNDES, controlling shareholder of BNDESPAR, which holds 31.4% (2009 – 31.4%) of the voting capital of TmarPart, holding company of the Group, and is, therefore, a Company associate.

The balance due by the Company and its subsidiaries BrT Celular related to BNDES credit facilities at December 31, 2010 was R$2,588 (R$2,738 million at December 31, 2009 and R$2,655 million at January 1, 2009), consolidated. By yearend, the Company recognized expenses of R$201 million (R$205 million in 2009), consolidated.

The information on the agreements entered into with the BNDES is described in Note 20.

(c)	Lease of transmission infrastructure

The transactions conducted with TMAR and Oi refer to the provision of services and the assignment of means involving mainly interconnection and Industrial Exploration of Dedicated Line (EILD).

The transactions conducted with Oi Internet, subsidiary of TMAR, refer to the provision of dial port rental services.

(d)	Compensation of key management personnel

The compensation of the officers responsible for planning, managing and controlling the Company’s activities, including the compensation of the board of directors and executive officers, is as follows:

	2010	2009
Salaries and other short-term benefits	2,589	7,074
Employment termination benefits		1,364
Share-based compensation	1,978	3,556

Total	4,567	11,994

(e)	Guarantees

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

The credits facilities extended by the BNDES, public debentures, and other loans are guaranteed by TNL. The Company recorded for the year ended December 31, 2010, as commission on TNL’s sureties, expenses amounting to R$5,477 (R$1,287 in 2009). Additionally, TMAR provided guarantees on the CRI transaction at the cost of 0.5% of the outstanding balance per year. Expenses on these guarantees totaled R$1,210 in 2010.

30.	INSURANCE

During the concession period, the concessionary has the obligation of maintaining the following insurance coverage, over the prescribed terms: “all risks” policy that covers property damages to all insurable assets belonging to the concession, insurance against economic losses to insure the continuity of services, and insurance guaranteeing payment of obligations related to the quality and universal services, as provided for by the Concession Agreements. The assets and liabilities in material and/or high-risk amounts are insured. The Company and its subsidiaries maintain insurance coverage against property damages, loss of revenue arising from such damages (loss of profits), etc. Management understands that the amount insured is sufficient to assure the integrity of assets and the continuity of operations, and the compliance with the rules set out in the Concession Agreements.

The insurance policies provide the following coverage, per risk and type of asset:

	2010	2009
Insurance line
Operational risks and loss of profits	800,000	800,000
Civil liability - third parties (*)	166,620	174,120
Fire - inventories	100,000	60,000
Theft - inventories	20,000	30,000
Civil liability - general	15,000	15,000
Concession guarantee	7,480	98,291
Civil liability - automobile	3,000	3,000

(*)	according to foreign exchange rate prevailing at December 31, 2010 (Ptax) - US$1/R$1.6662

31.	OTHER INFORMATION

(a)	Business Partnership Agreement with Banco do Brasil and Joint Venture with Cielo

According to a material fact disclosed to the market on September 29, 2010, Oi entered into a Business Partnership Agreement with Banco do Brasil S.A. and an Investment Agreement with Cielo S.A., described below:

(i) TMAR, BrT, TNL PCS S.A. (“TNL PCS”), 14 Brasil Telecom Celular S.A., Paggo Administradora de Crédito Ltda. (“Paggo Administradora”), Way TV Belo Horizonte S.A. (collectively “Oi”) and Banco do Brasil S.A. entered into a Business Partnership Agreement (the “Partnership”) for the purpose of establishing a business partnership to issue co-branded credit cards and prepaid cards, and other traditional means of payment or means of payment that use the mobile payment technology for OI’s current and future customer base.

Brasil Telecom S.A.

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2010 and 2009, and January 1, 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

(ii) TNL PCS, Paggo Acquirer Gestão de Meios de Pagamento Ltda. (“Paggo Acquirer”, a TNL PCS subsidiary), Cielo, and CieloPar Participações Ltda. (“CieloPar”, a Cielo subsidiary) entered into an Investment Agreement to govern the interests of Paggo Acquirer and CieloPar in a new company called Paggo Soluções de Meios de Pagamento S.A. (“Paggo Soluções”). Paggo Acquirer and CieloPar will hold 50% each of the capital of Paggo Soluções.

Paggo Soluções will engage in (a) the capture, transmission, processing and financial settlement of business transactions originated from or competed in mobile handsets, using mobile payment technology; and (b) will promote the accreditation of the current and new merchants with its acquisition network of transaction originated in mobile handsets, using the existing nationwide relationships of the Cielo and Paggo Acquirer.

On February 28th, 2011, after approval by CADE, Cielo Holding purchased a 50% interest in Paggo Soluções from Paggo Acquirer for R$ 47 million. Oi and Cielo Holding entered into a shareholders’ agreement to govern our respective rights in Paggo Soluções, as well as regulate the admission of any future telecommunications operators who may join the joint venture.

(b)	General Universal Service Targets Plan (“PGMU”)

On September 3, 2010, the ANATEL initiated a Public Consultation containing the proposed amendments to the PGMU, ended on September 22, 2010. The purpose of such amendments is to change PGMU’s backhaul and payphone network expansion requirements. The proposal prescribes the use of projections based on the growth of demand for these services.

The approval of the General Universal Service Targets Plan (PGMU III) is scheduled for May 2, 2011 and currently ANATEL, the Ministry of Communications, and the fixed telephony services concessionaires are negotiating the proposed amendments, the plan’s costs, and the related sources of funds. Management is assessing the effects of these changes and cannot provide assurance that, if adopted, these measures would not require material additional investments.

32.	EVENTS AFTER THE REPORTING PERIOD

Portugal Telecom Alliance

On July 28, 2010, AG Telecom Participações S.A., or AG Telecom, and LF Tel S.A., or LF Tel, companies that are part of our control group, with TmarPart, TNL and Telemar as intervening parties, entered into a letter of intent with Portugal Telecom SGPS S.A., or Portugal Telecom, to establish the principal terms that serves as a framework for the negotiation of the Portugal Telecom Alliance. On January 25, 2011, Portugal Telecom and its subsidiary, Bratel Brasil S.A., or Bratel, entered into agreements with TmarPart, AG Telecom, Luxemburgo Participações S.A., a subsidiary of AG Telecom, LF Tel, BNDES Participações S.A., or BNDESPar, Fundação Atlântico de Seguridade Social, or FASS, PREVI—Caixa de Previdência dos Funcionários do Banco do Brasil, or PREVI, PETROS – Fundação Petrobrás de Seguridade Social, or PETROS, and FUNCEF – Fundação dos Economiários Federais, or FUNCEF, to implement the Portugal Telecom Alliance. Those agreements and related actions have been completed on March 28, 2011 and Portugal Telecom holds, directly and indirectly, 25.28% of total capital of TMAR.

The objective of the Portugal Telecom Alliance is to develop a global telecommunications platform that will allow for cooperation in diverse areas, aiming, among other things, to share best practices, achieve economies of scale, implement research and development initiatives, develop technologies, expand the parties’ international presence, particularly in Latin America and Africa, diversify services, maximize synergies and reduce costs, seeking always to offer better services and care to customers of both groups and to create value for their shareholders.

In October 2010, ANATEL approved the Portugal Telecom Alliance without conditions, other than a requirement that we pay all pending administrative fines, amounting to approximately R$ 228 million, of which R$ 31 million refers to BrT, regardless of the procedural posture of the proceedings which we had instituted to contest these fines, we deemed the risk of loss as possible and had not recorded any provisions in respect of these claims. We sought and have been granted injunctive relief which has permitted us to make judicial deposits of these amounts while preserving our rights to contest these fines. ANATEL has appealed these injunctions, which appeals remain pending.

Under Brazilian antitrust regulations, ANATEL will submit the Portugal Telecom Alliance to CADE for final approval. Brazilian law permitted us to consummate this transaction prior to receiving the final approval from CADE. CADE will determine whether this transaction negatively impacts competitive conditions in the markets in which we compete or adversely affects consumers in these markets.

Ratification of acquisition of Invitel control

As required by Article 256, I, of Law 6404/1976, the Company’s shareholders ratified at TMAR’s Extraordinary Shareholders’ Meeting held on January 13, 2011 the acquisition of the control of Invitel, according to a previous decision of the Board of Directors made at the meeting held on May 6, 2008, and completed on January 8, 2009.