Form 20-F/A
period 2010-12-31
BRASIL TELECOM SA
filed 2011-05-02
CIK 1160846

As filed with the Securities and Exchange Commission on May 2, 2011

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

This Amendment No. 1 to our annual report on Form 20-F for the fiscal year ended December 31, 2010, which was originally filed with the U.S. Securities and Exchange Commission on May 2, 2010 (our “Original 2010 20-F”), is being filed solely for the purpose of amending our Original 2010 20-F to reflect the correction of contractual obligations under our maintenance contracts contained in the contractual commitments table and related disclosures.

This Amendment No. 1 has not been updated except as required to reflect the revisions stated above. This Amendment No. 1 only amends and restates the Items described below as required to reflect the revisions described above and does not reflect events that have occurred after the May 2, 2011 filing date of our Original Form 20-F, or modify or update other disclosures presented therein.

This Amendment No. 1 amends and restates the following Items:

•	Part I – Item 5. Operating and Financial Review and Prospects – Liquidity and Capital Resources – Projected Sources and Uses of Cash.

•	Part I – Item 5. Operating and Financial Review and Prospects – Contractual Commitments.

•	Part III – Item 19. Exhibits.

While the above Items have been reproduced in full as required by Rule 12b-15 under the Securities Exchange Act of 1934, as amended, no changes have been made to such Items, except to reflect the corrections stated above, or to any other Items.

In addition, this Amendment No. 1 includes currently dated certifications by the Chief Executive Officer and the Chief Financial Officer pursuant to 17 CFR 240. 15D-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, that are attached to this Amendment No. 1 as Exhibits 12.01 and 12.02 and 13.01.

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

Projected Sources and Uses of Cash

We anticipate that we will be required to spend approximately R$4.3 billion to meet our short-term contractual obligations and commitments and budgeted capital expenditures of R$1.7 billion in 2011, and approximately R$5.4 billion to meet our long-term contractual obligations and commitments in 2012 and 2013. We expect that we will meet these cash requirements through a combination of cash generated from operating activities and cash generated by financing activities, including new debt financings and the refinancing of our existing indebtedness as it becomes due.

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

Contractual Commitments

The following table summarizes significant our contractual obligations and commitments at December 31, 2010:

	Payments Due by Period
	Less than One Year		One to Three Years		Three to Five Years		More than Five Years		Total
	(in millions of reais)
Loans and financing (1)	R$	970	R$	2,257	R$	603	R$	754	R$	4,584
Debentures (2)		498		820		—		—		1,318
Swap adjustments (3)		71		—		—		—		71
Maintenance contract obligations (4)		782		1,564		833		—		3,179
Concession fees (5)		57		107		97		441		702
Usage rights (6)		127		347		225		—		699
Pension plan contributions(7)		111		332		221		553		1,217

Total contractual obligations and commitments	R$	2,616	R$	5,427	R$	1,979	R$	1,748	R$	11,770

(1)	Includes estimated future payments of interest on our loans and financings, calculated based on interest rates and foreign exchange rates applicable at December 31, 2010 and assuming that all amortization payments and payments at maturity on our loans and financings will be made on their scheduled payment dates.
(2)	Includes estimated future payments of interest on our debentures, calculated based on interest rates applicable at December 31, 2010 and assuming that all amortization payments and payments at maturity on our debentures will be made on their scheduled payment dates.
(3)	Includes estimated future payments of interest on our derivative obligations, calculated based on interest rates and foreign exchange rates applicable at December 31, 2010 and assuming that all payments on our derivative obligations will be made on their scheduled payment dates.
(4)	Consists of remaining payment obligations under maintenance contracts applied ratably over the remaining terms of these contracts.
(5)	Consists of estimated bi-annual fees due to ANATEL under our concession agreements expiring in 2026. These estimated amounts are calculated based on the amounts paid in 2009.
(6)	Consists of payments due to ANATEL for radio frequency licenses. Includes accrued and unpaid interest as of December 31, 2010.
(7)	Consists of expected contributions to amortize the actuarial deficit of the BrTPREV plan and the Fundador/Alternativo plan.

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

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS

(a) Financial Statements

(b) List of Exhibits

1.01	Bylaws of Brasil Telecom S.A., as amended through April 28, 2010 (English translation) (incorporated by reference to Exhibit 1.01 to Form 20-F of Brasil Telecom S.A. filed on May 2, 2011).

2.01	Form of Deposit Agreement, among Brasil Telecom S.A., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to Form F-6 of Brasil Telecom S.A. filed on September 4, 2009).

2.02	Form of Amended and Restated Deposit Agreement, among Brasil Telecom S.A., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to Form F-6 of Brasil Telecom S.A. filed on September 4, 2009).

3.01	Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., L.F. Tel S.A., Fundação Atlântico de Seguridade Social, Asseca Participações S.A. and, as intervening parties, Telemar Participações S.A. and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to Exhibit 99.4 to Schedule 13D of Brasil Telecom S.A. filed on November 27, 2009).

3.02	Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., L.F. Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 3.02 to Form 20-F of Brasil Telecom S.A. filed on May 2, 2011).

3.03	Private Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., L.F. Tel S.A., Asseca Participações S.A., BNDES Participações S.A. – BNDESPar, Fiago Participações S.A., Fundação Atlântico de Seguridade Social, and, as intervening parties, Telemar Participações S.A., Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Fundação Petrobras de Seguridade Social – PETROS, Fundação dos Economiários Federais – FUNCEF and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to Exhibit 99.3 to Schedule 13D of Brasil Telecom S.A. filed on November 27, 2009).

3.04	Amendment to Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among

AG Telecom Participações S.A., Luxemburgo Participações S.A., BNDES Participações S.A. – BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais – FUNCEF, Fundação Petrobras de Seguridade Social – PETROS, L.F. Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation) (incorporated by reference to Exhibit 3.04 to Form 20-F of Brasil Telecom S.A. filed on May 2, 2011).

4.01	Concession Agreement for Local, Switched, Fixed-Line Telephone Service between ANATEL and Brasil Telecom S.A., No. 116/2006, dated December 2005 (English translation) (incorporated by reference to Exhibit 4.01 to Brasil Telecom S.A.’s annual report on Form 20-F filed on July 13, 2009).

4.02	Schedule of Omitted Concession Agreements for Local Switched, Fixed-Line Telephone Service (incorporated by reference to Exhibit 4.02 to Brasil Telecom S.A.’s annual report on Form 20-F filed on July 13, 2009).

4.03	Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service between ANATEL and Brasil Telecom S.A., No. 150/2006, dated December 2005 (English translation) (incorporated by reference to Exhibit 4.03 to Brasil Telecom S.A.’s annual report on Form 20-F filed on July 13, 2009).

4.04	Schedule of Omitted Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service (incorporated by reference to Exhibit 4.04 to Brasil Telecom S.A.’s annual report on Form 20-F filed on July 13, 2009).

4.05	Statement of Authorization for Personal Mobile Services between ANATEL and Brasil Telecom Celular S.A., No. 026/2002, dated December 18, 2002 (English translation) (incorporated by reference to Exhibit 4.05 to Brasil Telecom S.A.’s annual report on Form 20-F filed on July 13, 2009).

4.06	Schedule of Omitted Authorizations for Personal Mobile Services (incorporated by reference to Exhibit 4.06 to Form 20-F of Brasil Telecom S.A. filed on May 2, 2011).

4.07	Instrument of Authorization for the Use of Radio Frequency Blocks for 2G services between ANATEL and 14 Brasil Telecom Celular S.A., No. 24/2004, dated May 3, 2004 (English translation) (incorporated by reference to Exhibit 4.07 to Brasil Telecom S.A.’s annual report on Form 20-F filed on July 13, 2009).

4.08	Schedule of Omitted Instruments of Authorization for the Use of Radio Frequency Blocks for 2G services (incorporated by reference to Exhibit 4.08 to Form 20-F of Brasil Telecom S.A. filed on May 2, 2011).

4.09	Instrument of Authorization for the Use of Radio Frequency Blocks for 3G services between ANATEL and 14 Brasil Telecom Celular S.A., No. 24/2008, dated April 29, 2008 (English translation) (incorporated by reference to Exhibit 4.09 to Brasil Telecom S.A.’s annual report on Form 20-F filed on July 13, 2009).

4.10	Schedule of Omitted Instruments of Authorization for the Use of Radio Frequency Blocks for 3G services (incorporated by reference to Exhibit 4.10 to Form 20-F of Brasil Telecom S.A. filed on May 2, 2011).

4.11	Stock Option Plan (2000) of Telecomunicações do Paraná S.A. – Telepar (predecessor to Brasil Telecom S.A.) (English translation) (incorporated by reference to Exhibit 4.11 to Brasil Telecom S.A.’s annual report on Form 20-F filed on July 13, 2009).

8.01	List of subsidiaries (incorporated by reference to Exhibit 8.01 to Form 20-F of Brasil Telecom S.A. filed on May 2, 2011).

12.01	Certification of the Chief Executive Officer of Brasil Telecom S.A. pursuant to the Sarbanes-Oxley Act of 2002.

12.02	Certification of the Chief Financial Officer of Brasil Telecom S.A. pursuant to the Sarbanes-Oxley Act of 2002.

13.01	Certifications of the Chief Executive Officer and the Chief Financial Officer of Brasil Telecom S.A. pursuant to the Sarbanes-Oxley Act of 2002.

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

Date: May 2, 2011

BRASIL TELECOM S.A.

/s/ LUIZ EDUARDO FALCO PIRES CORRÊA
Name:	Luiz Eduardo Falco Pires Corrêa
Title:	Chief Executive Officer

Date: May 2, 2011

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