Form 20-F
period 2011-12-31
OI S.A.
filed 2012-04-27
CIK 1160846

As filed with the Securities and Exchange Commission on April 27, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-15256

OI S.A.

(formerly known as Brasil Telecom S.A.)

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

Tel: +55 21 3131-2918

invest@oi.net.br

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

The total number of issued shares of each class of stock of Brasil Telecom S.A. as of December 31, 2011 was:

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐  Item  17    ☐  Item  18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references herein to “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “US$” are to U.S. dollars.

On April 25, 2012, the exchange rate for reais into U.S. dollars was R$1.8807 to US$1.00, based on the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank. The selling rate was R$1.876 to US$1.00 at December 31, 2011, R$1.666 to US$1.00 at December 31, 2010, and R$1.741 to US$1.00 at December 31, 2009, in each case, as reported by the Central Bank. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate at April 25, 2012 may not be indicative of future exchange rates. See “Item 3. Key Information—Exchange Rates” for information regarding exchange rates for the real since January 1, 2007.

Solely for the convenience of the reader, we have translated some amounts included in “Item 3. Key Information—Selected Financial Information” and in this annual report from reais into U.S. dollars using the selling rate as reported by the Central Bank at December 31, 2011 of R$1.876 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

Financial Statements

We maintain our books and records in reais. We prepare our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. Our consolidated financial statements at December 31, 2011 and 2010 and for the three years ended December 31, 2011 have been audited, as stated in the report appearing herein, and are included in this annual report.

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

Corporate Reorganization

On February 27, 2012, Tele Norte Leste Participações S.A., or TNL, Telemar Norte Leste S.A., a subsidiary of TNL, or Telemar, Coari Participações S.A., a wholly owned subsidiary of Telemar, or Coari, and Brasil Telecom S.A., a subsidiary of Coari, undertook a corporate reorganization in which:

•

Telemar and Coari engaged in a split-off (cisão) and merger of shares (incorporação de ações) under Brazilian law in which (1) Telemar transferred the shares of Coari that it owned to Coari, (2) Coari assumed a portion of the liabilities of Telemar, (3) the common and preferred shares of Telemar were exchanged for newly issued common and preferred shares of Coari, and (4) Telemar became a wholly-owned subsidiary of Coari;

•	Coari and Brasil Telecom engaged in a merger (incorporação) under Brazilian law in which Coari merged with and into Brasil Telecom;

•	TNL and Brasil Telecom engaged in a merger (incorporação) under Brazilian law in which TNL merged with and into Brasil Telecom; and

•	the corporate name of Brasil Telecom was changed to Oi S.A., or Oi.

We refer to these transactions collectively as the corporate reorganization.

The following chart sets forth the ownership structure of TNL, Telemar and Coari in Brasil Telecom immediately prior to the corporate reorganization. The percentages in bold italics represent the percentage of the voting capital owned by the parent company of each entity, and the percentages not in bold italics represent the percentage of the total share capital owned by the parent company of each entity.

The following chart sets forth the structure of Brasil Telecom and Telemar immediately following the corporate reorganization.

As a result of the corporate reorganization, we have consolidated the results of TNL into results as from February 28, 2012. The historical financial statements of our company will not be restated to account for the impacts of the corporate reorganization on a retroactive basis. For more details regarding the corporate reorganization, see “Item 4. Information on the Company—Our History and Development—Corporate Reorganization of TNL, Telemar and Our Company.”

Information regarding Oi in this annual report is presented giving effect to the corporate reorganization on February 27, 2012. However, financial and other data included in this annual report regarding Oi and its consolidated subsidiaries as of December 31, 2011 and earlier dates and for periods ended on December 31, 2011 and earlier dates is historical in nature and does not give pro forma effect to the corporate reorganization, except as otherwise noted.

In addition, financial and other data included in this annual report regarding TNL and its consolidated subsidiaries as of December 31, 2011 and earlier dates and for periods ended on December 31, 2011 and earlier dates is historical in nature and includes financial and other data regarding Brasil Telecom, a subsidiary of TNL prior to February 27, 2012. The financial statements of TNL as of and for the year ended December 31, 2011 have not been presented elsewhere in this annual report and have not been filed with the SEC.

Unless otherwise indicated or the context otherwise requires:

•

all references to “our company,” “we,” “our,” “ours,” “us” or similar terms are to Oi S.A. and its consolidated subsidiaries with respect to current information and information as of and for periods ended after February 27, 2012 and to Brasil Telecom S.A. and its consolidated subsidiaries with respect to information as of and for periods ended on or prior to February 27, 2012;

•	all references to “Oi” or “Brasil Telecom” are to Oi S.A. (formerly known as Brasil Telecom S.A.);

•	all references to “TmarPart” are to Telemar Participações S.A., the direct controlling shareholder of Oi;

•

all references to “TNL” are to Tele Norte Leste Participações S.A., a company that was directly controlled by TmarPart prior to its merger with and into Oi on February 27, 2012 as part of the corporate reorganization;

•

all references to “Telemar” are to Telemar Norte Leste S.A., a company that was directly controlled by TNL prior to the corporate reorganization and which became a wholly-owned subsidiary of Oi on February 27, 2012 as part of the corporate reorganization;

•	all references to “Coari” are to Coari Participações S.A., a company that was wholly-owned by Telemar prior to its merger with and into Oi on February 27, 2012 as part of the corporate reorganization;

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

v

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

Selected Financial Information

The following selected financial data should be read in conjunction with the consolidated financial statements of Oi (including the notes thereto), “Item 5. Operating and Financial Review and Prospects” and “Presentation of Financial and Other Information.”

The selected financial data as of December 31, 2011 and 2010 and for the three years ended December 31, 2011 have been derived from the consolidated financial statements of Oi, prepared in accordance with IFRS, and included in this annual report. The selected financial data as of December 31, 2009 have been derived from the consolidated financial statements of Oi, prepared in accordance with IFRS, which is not included in this annual report.

The consolidated financial statements as of and for the years ended December 31, 2010 and 2009 were our first annual consolidated financial statements to be prepared in accordance with IFRS. Therefore, we are only presenting information related to the years ended December 31, 2011, 2010 and 2009.

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

	At and For the Year Ended December 31,
	2011(1)		2011		2010		2009
	(in millions of US$, except per share amounts)		(in millions of reais, except per share amounts and as otherwise indicated)

Income Statement Data:
Net operating revenue	US$	4,928	R$	9,245	R$	10,263	R$	10,919
Cost of sales and services		(2,445)		(4,587)		(4,732)		(5,764)

Gross profit		2,483		4,659		5,531		5,155
Operating expenses		(1,648)		(3,091)		(3,072)		(6,232)

Operating income (loss) before financial income (expenses) and taxes		835		1,567		2,459		(1,077)
Financial income		749		1,406		979		630
Financial expenses		(788)		(1,478)		(1,060)		(912)

Financial expenses, net		(38)		(72)		(80)		(281)

Income (loss) before taxes		797		1,495		2,379		(1,358)
Income tax and social contribution		(261)		(490)		(408)		339

Net income (loss)	US$	536	R$	1,006	R$	1,971	R$	(1,019)

Net income (loss) attributable to controlling shareholders	US$	536	R$	1,006	R$	1,971	R$	(1,021)

	At and For the Year Ended December 31,
	2011(1)		2011		2010		2009
	(in millions of US$, except per share amounts)		(in millions of reais, except per share amounts and as otherwise indicated)

Net income (loss) attributable to non-controlling shareholders		—		—		—		2
Net income (loss) applicable to each class of shares:
Common shares		185		347		680		(1,021)
Preferred shares		351		659		1,291		—
Net income (loss) per share(2):
Common shares – basic		0.91		1.71		3.34		(1.85)
Common shares – diluted		0.91		1.71		3.34		(1.85)
Preferred shares and ADSs – basic		0.91		1.71		3.34		—
Preferred shares and ADSs – diluted		0.91		1.71		3.34		—
Weighted average shares outstanding (in thousands):
Common shares – basic				203,423		203,423		245,749
Common shares – diluted				203,423		203,423		245,749
Preferred shares – basic				386,366		386,366		305,439
Preferred shares – diluted				386,388		386,366		305,439

Balance Sheet Data:
Cash and cash equivalents	US$	3,201	R$	6,005	R$	3,217	R$	1,717
Cash investments		578		1,084		832		382
Trade accounts receivable, net		1,071		2,010		2,070		1,992
Total current assets		6,528		12,246		8,487		6,127
Property, plant and equipment, net		3,088		5,794		5,317		5,267
Intangible assets, net		579		1,086		1,318		1,572
Total assets		16,878		31,664		26,886		24,564
Short-term loans and financing (including current portion of long-term debt)		610		1,144		1,044		870
Total current liabilities		4,594		8,619		6,691		5,424
Long-term loans and financing		3,711		6,962		3,321		3,573
Share capital		1,989		3,731		3,731		3,731
Total equity		5,645		10,589		11,337		9,906
Shareholders’ equity attributable to controlling shareholders		5,645		10,589		11,337		9,905
Shareholders’ equity attributable to non-controlling shareholders		—		—		—		1

(1)	Translated for convenience only using the selling rate as reported by the Central Bank at December 31, 2011 for reais into U.S. dollars of R$1.876=US$1.00.
(2)	Under the Brazilian Corporation Law, preferred shareholders are not obligated to absorb losses, and such losses are exclusively attributed to common shareholders.

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

	Reais per U.S. Dollar
Year	High	Low	Average	Period End
2007	2.156	1.733	1.930	1.771
2008	2.500	1.559	1.834	2.337
2009	2.422	1.702	1.994	1.741
2010	1.881	1.655	1.759	1.666
2011	1.902	1.535	1.671	1.876

	Reais per U.S. Dollar
Month	High		Low
October 2011	R$	1.866	R$	1.689
November 2011		1.894		1.727
December 2011		1.876		1.783
January 2012		1.868		1.739
February 2012		1.738		1.702
March 2012		1.833		1.715
April 2012 (through April 25)		1.887		1.826

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

Our fixed-line telecommunication services in Region I (which consists of 16 Brazil states located in the northeastern and part of the northern and southeastern regions) and Region II (which consists of the Federal District and nine Brazilian states located in the western, central and southern regions) face increasing competition from mobile services as the prices for mobile services decline and approach those of fixed-line services. Based on information available from ANATEL, from December 31, 2008 to December 31, 2011, the number of fixed lines in service in Brazil increased from 43.0 million to 41.2 million as a result of the increase in the number of fixed lines in service in Region III (which consists of the state of São Paulo) while the number of fixed lines in service in Regions I and II declined. We expect (1) the number of fixed lines in service in Regions I and II to continue to stagnate or decline, as certain customers eliminate their fixed-line services in favor of mobile services, and (2) the use of existing fixed lines to decline as customers substitute calls on mobile phones in place of fixed-line calls as a result of promotional mobile rates (such as free calls within a mobile provider’s network). The rate at which the number of fixed lines in service in Brazil may decline depends on many factors beyond our control, such as economic, social, technological and other developments in Brazil. In addition, new fixed lines that we install are expected to be less profitable than existing ones because new fixed-line customers generally have lower average incomes than our existing customers, subscribe to our lower cost service plans and generate fewer chargeable minutes of usage. For the year ended December 31, 2011, our traditional local fixed-line telecommunication services represented 35.6% of our gross operating revenue and the traditional local fixed-line telecommunication services of TNL represented 34.5% of its consolidated gross operating revenue. Because we derive a significant portion of our net operating revenue from our traditional local fixed-line telecommunication services, the reduction in the number of our fixed-lines in service has negatively affected and is likely to continue to negatively affect our net operating revenue and margins.

We also compete in the market for local fixed-line services with other fixed-line service providers, primarily with Empresa Brasileira de Telecomunicações – Embratel, or Embratel, and GVT S.A., or GVT. In addition to direct competition for corporate customers in Region I, Embratel competes with us for residential customers in Regions I and II with services that it provides using the cable infrastructure of its subsidiary, Net Serviços de Comunicação S.A., or Net. Net is a cable television company that is our main competitor in the broadband services market. Embratel and Net are affiliates of Teléfonos de México S.A.B. de C.V., or Telmex, one of the leading telecommunication service providers in Latin America. Under an agreement entered into between Embratel and Net in November 2005, Net offers integrated voice, broadband and pay television services to the Brazilian residential market through a single network infrastructure. In addition, we compete in each of these service regions with smaller companies that have been authorized by ANATEL to provide local fixed-line services. Embratel, GVT and Net are each controlled by multinational companies that may have more significant financial and marketing resources, and greater abilities to access capital on a timely basis and on more favorable terms, than our company.

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

The mobile services market in Brazil is extremely competitive. We face competition from large competitors such as Vivo Participações S.A., or Vivo, Telecom Americas Group, which markets its services under the brand name “Claro,” and TIM Participações S.A., or TIM. As of December 31, 2011, based on information regarding the total number of subscribers as of that date available from ANATEL:

•	we had an estimated 14.2% share of the mobile services market in Region II, while Vivo, Claro and TIM had estimated market shares of 30.8%, 28.6% and 26.3%, respectively;

•	TNL had an estimated 23.2% share of the mobile services market in Region I, while Vivo, Claro and TIM had estimated market shares of 27.2%, 22.5% and 26.7%, respectively; and

•	TNL had an estimated 14.5% share of the mobile services market in Region III, while Vivo, Claro and TIM had estimated market shares of 33.0%, 26.1% and 26.3%, respectively.

Vivo, TIM and Telecom Americas Group are each controlled by multinational companies that may have more significant financial and marketing resources, and greater abilities to access capital on a timely basis and on more favorable terms, than our company.

Our ability to generate revenues from our mobile services business depends on our ability to increase and retain our customer base. Each additional customer subscribing to our service entails costs, including sales commissions and marketing costs. Recovering these costs depends on our ability to retain such customers. Therefore, high rates of customer churn could have a material adverse effect on the profitability of our mobile services business. During 2011, our average customer churn rate in the mobile services segment, representing the number of subscribers whose service was disconnected during each month, whether voluntarily or involuntarily, divided by the number of subscribers at the beginning of such month, was 4.9% per month, and TNL’s average customer churn rate in the mobile services segment was 3.1% per month in Region I and 4.1% per month in Region III.

We have experienced increased pressure to reduce our rates in response to pricing competition. This pricing competition often takes the form of special promotional packages, which may include, among other things, mobile handset subsidies, traffic usage promotions and incentives for calls made within a mobile services provider’s own network. Competing with the service plans and promotions offered by our competitors may cause an increase in our marketing expenses and customer-acquisition costs, which has adversely affected and could continue to adversely affect our results of operations. Our inability to compete effectively with these packages could result in our loss of market share and adversely affect our net operating revenue and profitability. For a detailed description of our competition in the mobile services market, see “Item 4. Information on the Company—Competition—Mobile Services.”

Our long-distance services face significant competition, which may adversely affect our revenues.

In Brazil, unlike in the United States and elsewhere, a caller chooses its preferred long-distance carrier for each long-distance call, whether originated from a fixed-line telephone or a mobile handset, by dialing such carrier’s long-distance carrier selection code (Código de Seleção de Prestadora). The long-distance services market in Brazil is highly competitive. Our principal competitor for long-distance services is TIM, which in 2010 began aggressively promoting its long-distance services with significant discounts. Historically, our principal competitors for long-distance services have been Embratel, Telecomunicações de São Paulo S.A., or Telesp (the parent company of Vivo), which is the incumbent fixed-line service provider in Region III, and TIM. Generally, callers placing long-distance calls in Brazil from their fixed-line telephones tend to select the long-distance carrier affiliated with the provider of their fixed-line service. Similarly, callers placing long-distance calls in Brazil from their mobile handsets tend to select the long-distance carrier affiliated with the provider of their mobile or fixed-line service. However, increased competition from long-distance service providers has resulted in pressure on our long-distance rates and adversely affected our revenue from these services. In addition, aggressive discounting by TIM during 2010 and 2011 has substantially reduced the market share of our company and other service providers in the long-distance market. Competition in the long-distance market may require us to increase our marketing expenses and/or provide services at lower rates than those we currently expect to charge for such services. Competition in the domestic long-distance market has had and could continue to have a material adverse effect on our revenues and margins. See “Item 4. Information on the Company—Competition—Long-Distance Services.”

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

Companies in the telecommunications industry must adapt to rapid and significant technological changes that are usually difficult to anticipate. The mobile telecommunications industry in particular has experienced rapid and significant technological development and frequent improvements in capacity, quality and data-transmission speed. Technological changes may render our equipment, services and technology obsolete or inefficient, which may adversely affect our competitiveness or require us to increase our capital expenditures in order to maintain our competitive position. For example, we and TNL have made significant investments in the last three years in connection with the implementation of our Universal Mobile Telecommunications System services, which we refer to as 3G services. While we have been upgrading our fixed-line networks with technologically advanced fiber optic cable with a microwave overlay for use in our long-distance services, it is possible that alternative technologies may be developed that are more advanced than those we currently provide. Even if we adopt new technologies in a timely manner as they are developed, the cost of such technology may exceed the benefit to us, and we cannot assure you that we will be able to maintain our level of competitiveness.

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

In October 2008, ANATEL published items that were on its regulatory agenda, some of which are expected to be adopted in the following years. In furtherance of ANATEL’s regulatory agenda:

•

ANATEL has proposed a General Plan on Competition Targets (Plano Geral de Metas de Competição), which contemplates the creation of three entities to manage information about telecommunications networks, act as an intermediary in contracts between telecommunications providers and supervise the offering of wholesale and retail data traffic services. The proposed General Plan on Competition Targets also addresses a variety of other matters, including criteria for the evaluation of telecommunications providers to determine which providers have significant market power, regulations applicable to the wholesale markets for trunk lines, backhaul, access to internet backbone and interconnection services, and regulations related to partial unbundling and/or full unbundling of the local fixed-line networks of the public regime service providers. The General Plan on Competition Targets was submitted for public consultation in July 2011 and the public consultation period ended on October 23, 2011. We expect these new regulations, as they may be modified as a result of ANATEL’s further analysis, to be adopted in 2012.

•

ANATEL has proposed new regulations under which it would modify the Factor X applicable to the determination of rate increases available to public concessionaires providing fixed-line services. These regulations were submitted for public consultation in July 2011 and the public consultation period ended on September 1, 2011. We expect these new regulations, as they may be modified as a result of ANATEL’s further analysis, to be adopted in 2012.

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

During 2011, monthly subscription fees represented 23.4% of our gross operating revenue and 23.2% of TNL’s gross operating revenue on a consolidated basis. The enactment of legislation terminating the monthly subscription fees would have a material adverse effect on our results of operations.

Our local fixed-line and domestic long-distance concession agreements are subject to periodic modifications by ANATEL and expire on December 31, 2025. Our bids for new concessions upon the expiration of our existing concessions may not be successful.

We provide fixed-line telecommunication services in Regions I and II pursuant to concession agreements with the Brazilian government. Our concession agreements expire on December 31, 2025, and may be amended by the parties every five years prior to the expiration date. In connection with each five year amendment, ANATEL has the right, following public consultations, to impose new terms and conditions in response to changes in technology, competition in the marketplace and domestic and international economic conditions.

Our obligations under the concession agreements may be subject to revision in connection with each future amendment. We cannot assure you that any future amendments will not impose requirements on our company that will require us to undertake significant capital expenditures or will not modify the rate-setting procedures applicable to us in a manner that will significantly reduce the net operating revenue that we generate from our fixed-line businesses. If the amendments to our concession agreements have these effects, our business, financial condition and results of operations could be materially adversely affected.

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

Our local fixed-line and domestic long-distance concession agreements contain terms reflecting the General Plan on Universal Service (Plano Geral de Metas de Universalização), the General Plan on Quality Goals (Plano Geral de Metas de Qualidade) and other regulations adopted by ANATEL, the terms of which could affect our financial condition and results of operations. Our local fixed-line concession agreements also require us to meet certain network expansion, quality of service and modernization obligations in each of the states in Regions I and II. In the event of noncompliance with ANATEL targets in any one of these states, ANATEL can establish a deadline for achieving the targeted level of such service, impose penalties and, in extreme situations, terminate the applicable concession agreement for noncompliance with its quality and universal service obligations. See “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry—Regulation of Fixed-Line Services.”

On an almost weekly basis, we receive inquiries from ANATEL requiring information from us on our compliance with the various service obligations imposed on us by our concession agreements. If we are unable to respond satisfactorily to those inquiries or comply with our service obligations under our concession agreements, ANATEL may commence administrative proceedings in connection with such noncompliance. We have received numerous notices of the commencement of administrative proceedings from ANATEL, mostly due to our inability to achieve certain targets established in the General Plan on Quality Goals and the General Plan on Universal Service, among others. As of December 31, 2011, we had recorded provisions in the amount of R$278 million in connection with fines sought to be imposed by ANATEL and TNL had recorded provisions in the amount of R$941 million on a consolidated basis. Additional fines from ANATEL or fines in excess of the provisioned amount could adversely impact our financial condition and results of operations. See “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry” and “Item 8. Financial Information—Legal Proceedings—Civil Claims—Administrative Proceedings.”

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

We may be unable to implement our plans to expand and enhance our existing networks in a timely manner or without unanticipated costs, which could hinder or prevent the successful implementation of our business plan and result in revenues and net income being less than expected.

Our ability to achieve our strategic objectives depends in large part on the successful, timely and cost-effective implementation of our plans to expand and enhance our networks. Factors that could affect this implementation include:

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

We rely on few strategic suppliers of equipment, materials and services, including Nokia Siemens Networks Serviços Ltda., or Nokia Siemens Networks, Alcatel-Lucent Brasil S.A., or Alcatel-Lucent, Telemont Engenharia de Telecomunicações S.A., or Telemont, A.R.M. Engenharia Ltda., or A.R.M. Engenharia, and Huawei do Brasil Telecomunicações Ltda., or Huawei, to provide us with equipment, materials and services that we need in order to expand and to operate our business. There are a limited number of suppliers with the capability of providing the mobile network equipment and fixed-line network platforms that our operations and expansion plans require or the services that we require to maintain our extensive and geographically widespread networks. In addition, because the supply of mobile network equipment and fixed-line network platforms requires detailed supply planning and this equipment is technologically complex, it would be difficult for our company to replace the suppliers of this equipment. Suppliers of cables that we need to extend and maintain our networks may suffer capacity constraints or difficulties in obtaining the raw materials required to manufacture these cables. As a result, we are exposed to risks associated with these suppliers, including restrictions of production capacity for equipment and materials, availability of equipment and materials, delays in delivery of equipment, materials or services, and price increases.

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

Our controlling shareholder, TmarPart, has control over us and TmarPart’s interests may not be aligned with your interests.

We are controlled by TmarPart which, as of April 25, 2012 directly and indirectly held 56.4% of our outstanding voting shares. TmarPart’s shareholders are parties to four shareholders’ agreements governing their equity interests in TmarPart. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—TmarPart Shareholders’ Agreements.” TmarPart is entitled to appoint a majority of the members of our board of directors, and it has the power to determine the decisions to be taken at our shareholders’ meetings on matters of our management that require the prior authorization of our shareholders, including in respect of related party transactions, corporate restructurings and the date of payment of dividends and other capital distributions. The decisions of TmarPart on these matters may be contrary to the expectations or preferences of holders of our securities, including holders of our common shares, preferred shares and ADSs.

In order to expand our business, we may take advantage of the consolidation of the telecommunications industry through the acquisition of other telecommunications companies, which could adversely affect our business, results of operations and financial condition.

We may acquire other companies in the telecommunications industry as part of our growth and convergence strategy. A growth strategy that involves acquisitions may present certain risks to our business, results of operations and financial condition, such as:

•	difficulties in capturing synergies in the integration process, causing the anticipated benefits of the acquisition to be more limited than originally expected;

•	costs associated with any unforeseen antitrust restrictions;

•	failure to identify contingencies during the due diligence process;

•	uncertainty in relation to regulatory approval; and

•	distractions from our core business to pursue these acquisitions and implement the integration of acquired businesses.

If acquisition transactions cause us to incur unforeseen costs due to the factors described above, we may have to dedicate more resources than we had originally planned and eventually face substantial losses that would adversely affect our business, results of operations and financial condition.

Even if we identify suitable acquisition targets, we may be unable to complete acquisitions or obtain necessary financing to do so on satisfactory terms. Paying for acquisitions could require us to incur or assume debt and/or contingent liabilities, amortize certain identifiable intangible assets and incur acquisition-related expenses. In addition, we may be unable to realize all or any of the anticipated benefits from acquisitions or expansion in other related businesses because of operational factors or difficulties in integrating the acquisitions or such other related businesses with our existing businesses, including disparate information technology systems, database systems and business processes.

We have a substantial amount of existing debt, which could restrict our financing and operating flexibility and have other adverse consequences.

At December 31, 2011, we had total consolidated debt of R$8,105 million and a ratio of debt to equity of 0.8:1, and TNL had total consolidated debt of R$29,768 million and a ratio of debt to equity of 1.2:1.

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

If our growth in net operating revenue slows or declines in a significant manner, for any reason, we may not be able to continue servicing our debt. If we are unable to meet our debt service obligations or comply with our debt covenants, we could be forced to renegotiate or refinance our indebtedness, seek additional equity capital or sell assets. We may be unable to obtain financing or sell assets on satisfactory terms, or at all. For more information regarding the debt instruments of our company and TNL and our indebtedness as of December 31, 2011, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

We are subject to numerous legal and administrative proceedings, which could adversely affect our business, results of operations and financial condition.

We are subject to numerous legal and administrative proceedings. It is difficult to quantify the potential impact of these legal and administrative proceedings. We classify our risk of loss from legal and administrative proceedings as “probable,” “possible” or “remote.” We make provisions for probable losses but do not make provisions for possible and remote losses. As of December 31, 2011, we had provisioned R$4,415 million for probable losses relating to various tax, labor and civil legal and administrative proceedings against us, and TNL had provisioned R$6,895 million on a consolidated basis for probable losses relating to various tax, labor and civil legal and administrative proceedings against TNL and its subsidiaries, including our company.

As of December 31, 2011, we had claims against us of R$2,969 million in tax proceedings, R$923 million in labor proceedings and R$648 million in civil proceedings with a risk of loss classified as “possible” for which we had made no provisions, and TNL had claims against it on a consolidated basis of R$18,252 million in tax proceedings, R$1,262 million in labor proceedings and R$1,262 million in civil proceedings with a risk of loss classified as “possible” for which TNL had made no provisions.

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

Our business significantly depends on our customers’ ability to pay their bills and comply with their obligations to us. During 2011, we recorded provisions for doubtful accounts in the amount of R$333 million and TNL recorded provisions for doubtful accounts in the amount of R$921 million on a consolidated basis, primarily due to subscribers’ delinquencies. As of December 31, 2011, our provision for doubtful accounts as a percentage of our gross operating revenue was 2.0% and TNL’s provision for doubtful accounts as a percentage of its consolidated gross operating revenue was 2.1%.

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

All of our operations and customers are located in Brazil, except for minor operations and the customers of these operations provided outside of Brazil. Accordingly, our financial condition and results of operations are substantially dependent on Brazil’s economy. The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and implement macroeconomic policies have often involved increases in interest rates, wage and price controls, currency devaluations, blocking access to bank accounts, imposing capital controls and limits on imports, among other things. We do not have any control over, and are unable to predict, which measures or policies the Brazilian government may adopt in the future. Our business, results of operations and financial condition may be adversely affected by changes in policies or regulations, or by other factors such as:

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

Uncertainty over whether possible changes in policies or rules affecting these or other factors may contribute to economic uncertainties in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers. The President of Brazil has considerable power to determine governmental policies and actions that relate to the Brazilian economy and, consequently, affect the operations and financial performance of businesses such as our company. Although we do not believe that Ms. Rousseff will significantly alter current governmental policies, we can offer no assurances that the policies that may be implemented by the Brazilian federal or state governments will not adversely affect our business, results of operations and financial condition.

Instability in the international financial system may adversely affect economic growth in Brazil or limit our access to the financial markets and, therefore, negatively impact our business and financial condition.

The global economic downturn and related instability in the international financial system have had, and may continue to have, a negative effect on economic growth in Brazil. The global economy began to recover from these conditions toward the end of 2009, however, such recovery depends on a number of factors, including a return of job growth and investments in the private sector as well as the timing of the exit from government credit easing policies by central banks globally. In addition, global investor confidence remains cautious and recent downgrades of the sovereign debt of Ireland, Greece, Portugal, Italy, Spain and France have caused renewed volatility in the capital markets. A continued or worsening disruption and volatility in the global financial markets could reduce the availability of liquidity and credit to fund the continuation and expansion of industrial business operations worldwide. A prolonged slowdown in economic activity in Brazil could reduce demand for some of our services, which would adversely affect our results of operations.

As a result of instability in the international financial system, our ability to access the capital markets or the commercial bank lending markets may be severely restricted at a time when we would like, or need, to access such markets, which could have an impact on our flexibility to react to changing economic and business conditions. The instability in the international financial system or a prolonged slowdown in economic activity in Brazil could have an impact on the lenders under our existing credit facilities, on our customers or on the ability of our suppliers to meet scheduled deliveries, causing them to fail to meet their obligations to us. If the instability in the international financial system continues, it could have an adverse effect on the demand for our services and our ability to fund our planned growth.

Depreciation of the real may lead to substantial losses on our liabilities denominated in or indexed to foreign currencies.

During the four decades prior to 1999, the Central Bank periodically devalued the Brazilian currency. Throughout this period, the Brazilian government implemented various economic plans and used various exchange rate policies, including sudden devaluations (such as daily and monthly adjustments), exchange controls, dual exchange rate markets and a floating exchange rate system. Since 1999, exchange rates have been set by the market. The exchange rate between the real and the U.S. dollar has varied significantly in recent years. For example, the real/U.S. dollar exchange rate increased from R$1.955 per U.S. dollar on December 31, 2000 to R$3.533 on December 31, 2002. The real appreciated against the U.S. dollar by 11.8% in 2005, 8.7% in 2006 and 17.1% in

2007. In 2008, primarily as a result of the international financial crisis, the real depreciated by 31.9% against the U.S. dollar and prompted foreign investors to remove billions of reais from the Brazilian Securities, Commodities and Futures Exchange (BM&FBOVESPA S.A. - Bolsa de Valores Mercadorias e Futuros), which we refer to as the BM&FBOVESPA. The real appreciated against the U.S. dollar by 25.5% during 2009 and by 4.3% during 2010. The real depreciated by 12.6% against the U.S. dollar during 2011.

A significant amount of our financial liabilities are denominated in or indexed to foreign currencies, primarily U.S. dollars, Japanese yen and euros. As of December 31, 2011, R$1 million of our financial indebtedness, was denominated in a foreign currency, and R$8,648 million, or 29.0% of TNL’s financial indebtedness on a consolidated basis, was denominated in a foreign currency. When the real depreciates against foreign currencies, we incur losses on our liabilities denominated in or indexed to foreign currencies, such as our U.S. dollar-denominated long-term debt and foreign currency loans, and we incur gains on our monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into reais. If significant depreciation of the real were to occur when the value of such liabilities significantly exceeds the value of such assets, including any financial instruments entered into for hedging purposes, we could incur significant losses, even if the value of those assets and liabilities has not changed in their original currency. In addition, a significant depreciation in the real could adversely affect our ability to meet certain of our payment obligations. A failure to meet certain of our payment obligations could trigger a default under certain financial covenants in our debt instruments, which could have a material adverse effect on our business and results of operations. Additionally, we currently have currency swaps and non-deliverable forwards in place for a portion of our foreign currency debt. If the cost of currency swap instruments increases substantially, we may be unable to maintain our hedge positions, resulting in an increased foreign currency exposure which could in turn lead to substantial foreign exchange losses.

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

Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, actions taken in an effort to control inflation, coupled with speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. More recently, Brazil’s rates of inflation, as measured by the General Market Price Index — Internal Availability (Índice Geral de Preços — Disponibilidade Interna), or IGP-DI, published by Fundação Getúlio Vargas, or FGV, were 7.9% in 2007, 9.1% in 2008, (1.4)% in 2009, 11.3% in 2010 and 5.0% in 2011. According to the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or IPCA, published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, the Brazilian consumer price inflation rates were 4.5% in 2007, 5.9% in 2008, 4.3% in 2009, 5.9% in 2010 and 6.5% in 2011.

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

Our financial expenses are affected by changes in the interest rates that apply to our floating rate debt. As of December 31, 2011, we had, among other debt obligations, R$2,124 million of loans and financing and debentures that were subject to the Taxa de Juros de Longo Prazo, or TJLP, a long-term interest rate, R$4,109 million of loans and financing and debentures that were subject to the Interbank Certificate of Deposit (Certificado de Depósito Interbancário), or CDI, rate, an interbank rate, and R$535 million of loans and financing that were subject to the IPCA. As of December 31, 2011, TNL had on a consolidated basis, among other debt obligations, R$11,103 million of loans and financing and debentures that were subject to the CDI rate, R$5,937 million of loans and financing and debentures that were subject to the TJLP, R$1,984 million of loans and financing that were subject to the IPCA, and R$3,298 million of loans and financing that were subject to the London Interbank Offered Rate, or LIBOR.

The TJLP includes an inflation factor and is determined quarterly by the National Monetary Council (Conselho Monetário Nacional). In particular, the TJLP and the CDI rate have fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, inflation, Brazilian government policies and other factors. For example, the CDI from 8.55% per annum as of December 31, 2009 to 10.64% per annum as of December 31, 2010 and increased to 10.87% per annum as of December 31, 2011. A significant increase in any of these interest rates, particularly the CDI rate, could adversely affect our financial expenses and negatively affect our overall financial performance.

The market value of securities issued by Brazilian companies is influenced by the perception of risk in Brazil and other countries, which may have a negative effect on the trading price of our common shares, preferred shares and ADSs and may restrict our access to international capital markets.

Economic and market conditions in other countries, including the United States, the European Union and emerging market countries, may affect to varying degrees the market value of securities of Brazilian issuers. Although economic conditions in these countries may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers, the availability of credit in Brazil and the amount of foreign investment in Brazil. Crises in the European Union, the United States and emerging market countries may diminish investor interest in securities of Brazilian issuers, including our company. This could materially and adversely affect the market price of our securities, and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

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

A more restrictive policy could increase the cost of servicing, and thereby reduce our ability to pay, our foreign currency-denominated debt obligations and other liabilities. As of December 31, 2011, our foreign-currency denominated debt represented was R$1 million, and TNL’s foreign-currency denominated debt represented 29.0% of its indebtedness on a consolidated basis. If we fail to make payments under any of these obligations, we will be in default under those obligations, which could reduce our liquidity as well as the market price of our common shares, preferred shares and ADSs.

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

Under Brazilian law, only shareholders registered as such in our corporate books may attend our shareholders’ meetings. All common shares and preferred shares underlying our ADSs are registered in the name of the depositary. ADS holders may exercise the voting rights with respect to our common shares and the limited voting rights with respect to our preferred shares represented by our ADSs only in accordance with the deposit agreements relating to our ADSs. There are practical limitations upon the ability of the ADS holders to exercise their voting rights due to the additional steps involved in communicating with ADS holders. For example, we are required to publish a notice of our shareholders’ meetings in certain newspapers in Brazil. To the extent that holders of our common shares or preferred shares are entitled to vote at a shareholders’ meeting, they will be able to exercise their voting rights by attending the meeting in person or voting by proxy. By contrast, holders of the ADSs may receive notice of a shareholders’ meeting by mail from the depositary if notify the depositary of the shareholders’ meeting and request the depositary to inform ADS holders of the shareholders’ meeting. To exercise their voting rights, ADS holders must instruct the depositary on a timely basis. This noticed voting process will take longer for ADS holders than for holders of our common shares or preferred shares. If the depositary fails to receive timely voting instructions for all or part of our ADSs, the depositary will assume that the holders of those ADSs are instructing it to give a discretionary proxy to a person designated by us to vote their ADSs, except in limited circumstances.

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

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The BM&FBOVESPA, which is the principal Brazilian stock exchange, had a market capitalization of R$2,294 billion (US$1,223 billion) at December 31, 2011 and an average daily trading volume of R$5.7 billion (US$3.4 billion) for 2011. In comparison, aggregate market capitalization of the companies (including U.S. and non-U.S. companies) listed on the NYSE was US$13.1 trillion at December 31, 2011 and the NYSE recorded an average daily trading volume of US$71.8 billion for 2011. There is also significantly greater concentration in the Brazilian securities markets. The ten largest companies in terms of market capitalization represented approximately 54% of the aggregate market capitalization of the BM&FBOVESPA at December 31, 2011. The ten most widely traded stocks in terms of trading volume accounted for approximately 47% of all shares traded on the BM&FBOVESPA in 2011. These market characteristics may substantially limit the ability of holders of our ADSs to sell the preferred shares underlying our ADSs at a price and at a time when they wish to do so and, as a result, could negatively impact the market price of our ADSs themselves.

The imposition of IOF taxes may indirectly influence the price and volatility of our ADSs, common shares and preferred shares.

Brazilian law imposes the Tax on Foreign Exchange Transactions, or the IOF/Exchange Tax, on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. Brazilian law also imposes the Tax on Transactions Involving Bonds and Securities, or the IOF/Securities Tax, due on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange.

In October 2009, the Brazilian government imposed the IOF/Exchange Tax at a rate of 2.0% in connection with inflows of funds related to investments carried out by non-Brazilian investors in the Brazilian financial and capital markets with the objective of slowing the pace of speculative inflows of foreign capital into the Brazilian market and the appreciation of the real against the U.S. dollar. The rate of the IOF/Exchange Tax generally applicable to foreign investments in the Brazilian financial and capital markets was later increased to 6.0%. In December 2011, the rate of the IOF/Exchange Tax applicable to several types of investments was reduced back to zero percent, although the general rate of 6.0% still applies. In November 2009, the Brazilian government also established that the rate of the IOF/Securities Tax applicable to the transfer of shares with the specific purpose of enabling the issuance of ADSs would be 1.5% with the objective of correcting an asymmetry created by the imposition of the IOF/Exchange Tax.

The imposition of these taxes may discourage foreign investment in shares of Brazilian companies, including our company, due to higher transaction costs, and may negatively impact the price and volatility of our ADSs, common shares and preferred shares on the NYSE and the BM&FBOVESPA.

ITEM 4.	INFORMATION ON THE COMPANY

Overview

We are one of the largest integrated telecommunication service provider in Brazil, based on information available from ANATEL regarding the total number of fixed-lines in service and mobile subscribers of our company and TNL as of December 31, 2011, and the only telecommunication services provider offering “quadruple play” services in Brazil. We offer a range of integrated telecommunication services that includes fixed-line and mobile telecommunication services, data transmission services (including broadband access services), ISP services and other services for residential customers, small, medium and large companies, and governmental agencies. We are the largest telecommunications provider in both Region I and Region II in Brazil, based on information available from ANATEL and other publicly available information regarding revenues and customers of our company and TNL as of and for the year ended December 31, 2011. We have also been offering mobile telecommunication services in Region III since October 2008.

According to IBGE:

•

Region I (which consists of 16 Brazilian states located in the northeastern and part of the northern and southeastern regions) had a population of approximately 101.4 million as of August 1, 2010, representing 54.6% of the total Brazilian population, and represented approximately 39.1% of Brazil’s total gross domestic product, or GDP, for 2009 (the most recent period for which such information is currently available).

•

Region II (which consists of the Federal District and nine Brazilian states located in the western, central and southern regions) had a population of approximately 44.4 million as of August 1, 2010, representing 23.9% of the total Brazilian population, and represented approximately 27.4% of Brazil’s total GDP for 2009.

•

Region III (comprising the state of São Paulo) had a population of approximately 39.9 million as of August 1, 2010, representing 21.5% of the total Brazilian population, and represented approximately 33.5% of Brazil’s total GDP for 2009.

Fixed-Line Telecommunications and Data Transmission Services

Our traditional fixed-line telecommunications business in Regions I and II includes local and long-distance services, network usage services (interconnection) and public telephones, in accordance with the concessions and authorizations granted to us by ANATEL. We are one of the largest fixed-line telecommunications companies in South America in terms of total number of lines in service as of December 31, 2011. We are the principal fixed-line telecommunication service provider in Region I and Region II, based on our 12.0 million and 6.8 million fixed lines in service in Region I and Region II, respectively, as of December 31, 2011, with market shares of 72.7% and 66.4%, respectively, of the total fixed lines in service in these regions as of December 31, 2011, based on information available from ANATEL.

We offer a variety of high-speed data transmission services in Regions I and II, including services offered by our subsidiaries BrT Serviços de Internet S.A. and Brasil Telecom Comunicação Multimídia ltda. We also operate a fiber optic cable system that connects the United States, Bermuda, Brazil, Venezuela and Colombia through our subsidiaries Brasil Telecom Cabos Submarinos Ltda., Brasil Telecom Subsea Cable System (Bermuda) Ltd., Brasil Telecom of America Inc. and Brasil Telecom de Venezuela S.A. Our broadband services, primarily utilizing Asymmetric Digital Subscriber Line, or ADSL, technology, are marketed under the brand name “Oi Velox.” As of December 31, 2011, we and TNL had 4.9 million ADSL subscribers in Regions I and II, representing 26.1% of our fixed lines in service at that date. Additionally, we provide voice and data services to corporate clients throughout Brazil.

For the year ended December 31, 2011, our fixed-line and data transmission services segment generated R$8,048 million in net operating revenue and recorded operating income before financial income (expenses) and taxes of R$1,519 million, and TNL’s fixed-line segment generated R$20,795 million in net operating revenue on a consolidated basis and recorded operating income before financial income (expenses) and taxes of R$1,197 million on a consolidated basis. As a result of the corporate reorganization, we have consolidated the results of TNL’s fixed-line segment into our fixed-line and data transmission services segment as from February 28, 2012.

Mobile Telecommunication Services

We offer mobile telecommunication services throughout Brazil. Based on our 28.3 million, 8.6 million and 8.6 million mobile subscribers in Regions I, II and III, respectively, as of December 31, 2011, we believe that we are one of the principal mobile telecommunication service providers in each service region. Based on information available from ANATEL, as of December 31, 2011 our market share was 23.2% in Region I, 14.2% in Region II and 14.5% in Region III, respectively, of the total number of mobile subscribers in these regions.

For the year ended December 31, 2011, our mobile services generated R$2,006 million in net operating revenue and recorded operating income before financial income (expenses) and taxes of R$48 million, and TNL’s mobile services segment generated R$10,731 million in net operating revenue on a consolidated basis and recorded operating income before financial income (expenses) and taxes of R$1,916 million on a consolidated basis. As a result of the corporate reorganization, we have consolidated the results of TNL’s mobile services segment into our mobile services segment as from February 28, 2012.

Other Services

We operate an internet portal under the brand name “iG” that was one of the largest internet portals in Brazil in terms of the number of unique visitors in 2011, based on information available from Ibope/NetRatings. We also started a call center business for the sole purpose of providing services to our company and our subsidiaries.

In September 2008, ANATEL authorized TNL to provide subscription television services throughout Brazil, using direct-to-home, or DTH, satellite technology. In 2009, TNL commenced offering DTH subscription television services to the low-income residential market in the states of Rio de Janeiro, Minas Gerais, Rio Grande do Sul, Paraná and Santa Catarina. In 2010, TNL expanded this service to the Distrito Federal and the states of Bahia, Sergipe, Pernambuco, Ceará, Paraíba, Rio Grande do Norte, Alagoas, Espírito Santo and Goiás. In 2011, TNL expanded this service to the remaining states of Regions I and II.

We provide subscription television services and broadband internet access to the residential, commercial and corporate market segments in the cities of Belo Horizonte, Poços de Caldas, Uberlândia and Barbacena in the State of Minas Gerais. We use a hybrid network of fiber optic and bidirectional coaxial cable, or (HFC network, that allows us to offer a broad range of interactive services, such as distance learning, telephony and telemedicine, among others.

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

•

three regional holding companies, including Brasil Telecom Participações S.A., or Brasil Telecom Holding, and TNL, each of which controlled the fixed-line service providers that provided local and intraregional long-distance service in one of the three service regions into which Brazil has been divided for fixed-line telecommunications; and

•	a holding company, which controlled Embratel, a provider of domestic (including interstate and interregional) and international long-distance service throughout Brazil.

We are the successor to Brasil Telecom Holding and TNL, two of the New Holding Companies in the fixed-line telecommunications business. In the restructuring and privatization of Telebrás, Brasil Telecom Holding was allocated all of the share capital held by Telebrás in the operating subsidiaries that provided fixed-line telecommunication service in Region II, including our company, and TNL was allocated all of the share capital held by Telebrás in the operating subsidiaries that provided fixed-line telecommunication service in Region I, including Telemar.

In August 1998, the Brazilian government privatized Telebrás by selling all of the voting shares that it held in the New Holding Companies, including Brasil Telecom Holding and TNL, to private-sector buyers.

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

Corporate Reorganization of TNL

Following its formation, TNL provided fixed-line telecommunication services through 16 separate operating subsidiaries, each of which provided telecommunication services in one of the 16 states of Region I. In August 2001, TNL implemented a corporate reorganization, which resulted in all of the other fixed-line operating companies being merged into our subsidiary Telecomunicações do Rio de Janeiro S.A., or Telerj. In September 2001, Telerj changed its name to Telemar Norte Leste S.A.

Entry into the Internet Service Provider Business

In October 2001, we formed BrT Serviços de Internet S.A. to provide broadband internet services.

Entry into the Personal Mobile Services Business

In December 2002, we established our wholly-owned subsidiary, 14 Brasil Telecom Celular S.A., which we refer to as Brasil Telecom Mobile, to provide personal mobile services (Serviço Móvel Pessoal) in Region II. In December 2002, Brasil Telecom Mobile was granted an authorization by ANATEL to provide personal mobile services in Region II following its successful bid in an auction held for the authorization and the related radio frequency license. Brasil Telecom Mobile commenced operations in September 2004.

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

Entry into the Internet Protocol Business

In May 2004, we acquired substantially all of the share capital of Vant Telecomunicações S.A., or Vant, that we did not own. Prior to this acquisition, we owned 19.9% of the share capital of Vant. Vant offered Internet Protocol, or IP, services as well as other services to the corporate market throughout Brazil.

Expansion of Data Transmission Network

In May 2004, we acquired substantially all of the share capital of MetroRED Telecomunicações Ltda., or MetroRED, that we did not own. Prior to this acquisition, we owned 19.9% of the share capital of MetroRED. We have changed the corporate name of MetroRED to Brasil Telecom Comunicação Multimidia Ltda., or Brasil Telecom Multimedia. Brasil Telecom Multimedia is a leading local fiber optic network provider and also has an internet solutions data center in São Paulo which provides internet support to our customers.

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

Acquisition by Telemar

On January 8, 2009, Copart 1 Participações S.A., or Copart 1, a wholly-owned subsidiary of Coari, itself a wholly-owned subsidiary of Telemar, acquired indirectly all of the outstanding shares of Invitel S.A., or Invitel, and 12,185,836 common shares of Brasil Telecom Holding owned by the shareholders of Invitel. At that time, Invitel owned 100% of the outstanding shares of Solpart Participações S.A., or Solpart, which owned 52.0% of the outstanding voting share capital, representing 19.0% of the outstanding share capital, of Brasil Telecom Holding, which, in turn, owned 67.2% of the outstanding share capital, including 99.1% of the outstanding voting share capital, of our company.

During 2008, Copart 1 had acquired 76,645,842 preferred shares of Brasil Telecom Holding, representing 33.3% of the outstanding preferred shares of Brasil Telecom Holding, and Copart 2 Participações S.A., or Copart 2, a wholly-owned subsidiary of Coari, had acquired 58,956,565 preferred shares of our company, representing 18.9% of our outstanding preferred shares.

As a result of the acquisition of Invitel, Telemar acquired indirect control of Brasil Telecom Holding and Brasil Telecom.

In connection with the approval in October 2010 of Telemar’s acquisition of control of our company by the Administrative Council for Economic Defense (Conselho Administrativo de Defesa Econômica), or CADE, the Brazilian antitrust regulator, Telemar entered into a Performance Commitment Term (Termo de Compromisso de Desempenho) containing obligations related to the wholesale market, specifically with regard to the provision of interconnection and Industrial Exploitation of Dedicated Lines (Exploração Industrial de Linha Dedicada), or EILD. Under this agreement, we must, among other obligations:

•	maintain a separate business area exclusively responsible for providing interconnection services, EILD and other wholesale services for a minimum of five years;

•	adopt specific procedures and provide specified assistance for our interconnection services and EILD customers; and

•	submit reports to CADE periodically and upon CADE’s request regarding our activities in these markets.

In addition, in connection with the approval by ANATEL in December 2008 of Telemar’s acquisition of control of our company, ANATEL imposed a number of conditions contained in the order granting the approval, some of which have already been fulfilled. The most significant of the remaining conditions require us to:

•	extend fiber optic cables to the city of Macapá within six months after the implementation of certain infrastructure connecting the cities of Tucuruí and Macapá by the power companies in this region;

•	expand our fiber optic network to 40 new municipalities in Regions I and II in each of 2012 through 2015;

•

offer broadband services in 50% of the municipalities covered by our obligations to provide transmission lines connecting the fiber-optic internet backbones of Brasil Telecom and Telemar to municipalities in their concession areas in which they do not provide internet service, which we refer to as backhaul, at rates no greater than Telemar’s highest existing rate for broadband services, within five months of completing the backhaul extensions, and 100% of such municipalities within ten months of completing the backhaul extensions; and

•

make annual investments in research and development in each of the next ten years in amounts equal to at least 50% of the amounts of Telemar’s contributions to the Telecommunications Technology Development Fund (Fundo para o Desenvolvimento Tecnológico das Telecomunicações), or the FUNTTEL, which may be increased to 100% at ANATEL’s discretion.

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

As a result of these auctions, in June 2009 (1) Copart 1 acquired 40,452,227 common shares of Brasil Telecom Holding, representing 30.5% of the outstanding common shares of Brasil Telecom Holding and 11.2% of the outstanding share capital of Brasil Telecom Holding, and (2) Copart 2 acquired 630,872 common shares of Brasil Telecom, representing 0.3% of the outstanding common shares of Brasil Telecom and 0.1% of the outstanding share capital of Brasil Telecom.

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

Merger of Brasil Telecom Holding into Brasil Telecom

On September 30, 2009, the shareholders of Brasil Telecom and Brasil Telecom Holding approved a merger (incorporação) under Brazilian law of Brasil Telecom Holding with and into Brasil Telecom, with Brasil Telecom as the surviving company. In the Brasil Telecom merger:

•

each issued and then outstanding common share of Brasil Telecom Holding (other than any common shares held by shareholders that exercised their withdrawal rights) was converted automatically into 1.2190981 common shares of Brasil Telecom;

•

each issued and then outstanding preferred share of Brasil Telecom Holding was converted automatically into 0.1720066 common shares of Brasil Telecom and 0.9096173 preferred shares of Brasil Telecom; and

•	all issued and then outstanding shares of Brasil Telecom held by Brasil Telecom Holding were cancelled.

As a result of the Brasil Telecom merger, Brasil Telecom Holding ceased to exist and Coari owned 48.2% of the total outstanding share capital of Brasil Telecom, including 79.6% of its outstanding voting share capital.

Corporate Reorganization of TNL, Telemar and Our Company

On February 27, 2012, the shareholders of TNL, Telemar, Coari and Brasil Telecom approved a series of transactions, which we refer to as the corporate reorganization, including:

•	a split-off (cisão) and merger of shares (incorporação de ações) under Brazilian law in which:

•	Telemar transferred its shares of Coari to Coari;

•	Coari assumed a portion of the liabilities of Telemar, which became joint and several liabilities of Telemar and Coari or obligations of Coari guaranteed by Telemar;

•

Coari issued one common share and/or one preferred share to the holders of Telemar common and preferred shares (other than the shares of holders who exercised their withdrawal rights with respect to such shares) in exchange for each of their common and preferred shares of Telemar, respectively; and

•	Coari retained the Telemar shares exchanged for Coari shares and as a result, Telemar became a wholly-owned subsidiary of Coari;

•	a merger (incorporação) under Brazilian law of Coari with and into our company, with our company as the surviving company, which we refer to as the Coari merger, in which:

•	each issued and then outstanding share of Brasil Telecom held by Coari and all Coari shares held in treasury were cancelled;

•	each issued and then outstanding common share of Coari was converted automatically into 5.1149 common shares of Brasil Telecom;

•	each issued and then outstanding preferred share of Coari was converted automatically into 0.3904 common shares of Brasil Telecom and 4.0034 preferred shares of Brasil Telecom;

•	Coari ceased to exist; and

•	Telemar became a wholly-owned subsidiary of Brasil Telecom; and

•	a merger (incorporação) under Brazilian law of TNL with and into our company, with our company as the surviving company, which we refer to as the TNL merger, in which:

•

each TNL share held in treasury prior to the TNL merger was cancelled, and each issued and then outstanding share of Brasil Telecom held by TNL was cancelled, other than 24,647,867 common shares of Brasil Telecom, which were transferred to the treasury of Brasil Telecom;

•

each issued and then outstanding common share of TNL (other than common shares held by shareholders who exercised their withdrawal rights with respect to such common shares) was converted automatically into 2.3122 common shares of Brasil Telecom;

•	each issued and then outstanding preferred share of TNL was converted automatically into 0.1879 common shares of Brasil Telecom and 1.9262 preferred shares of Brasil Telecom; and

•	TNL ceased to exist.

As a result of these transactions, TmarPart has become our direct controlling shareholder. For additional information about TmarPart, see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

In addition, on February 27, 2012, our shareholders approved:

•

the issuance and distribution of (1) one Class B redeemable preferred share of our company to the holder of each of our common shares, and (2) one Class C redeemable preferred share of our company to the holder of each of our preferred shares;

•	the redemption of each Class B redeemable preferred share and Class C redeemable preferred share at a redemption price equal to R$2.543282 per share, or an aggregate of R$1,502 million; and

•	the change of our corporate name to Oi S.A.

We will account for the Coari merger and the TNL merger using historical cost, whereby the financial statements of our company will record the historical carrying values of the assets and liabilities of TNL, Telemar, and Coari as from the date of the reorganization. The historical carrying values of Coari reflect the purchase accounting recorded under IFRS in accordance with IFRS 3(R), “Business Combinations,” under which 100% of the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the subsidiaries of our company were recorded at their fair values on January 8, 2009, the date on which TNL acquired control of our company. The financial statements of TNL as of and for the year ended December 31, 2011 have not been presented elsewhere in this annual report and have not been filed with the SEC. The historical financial statements of our company will not be restated to account for the impacts of the corporate reorganization on a retroactive basis.

Holders of Telemar common shares, class A preferred shares and class B preferred shares and holder of TNL preferred shares as of the close of trading on May 23, 2011, the date prior to the publication of the Relevant Fact that first announced the split-off and share exchange and the TNL merger were entitled to withdrawal rights in connection with the split-off and share exchange and the TNL merger. Shareholders who exercised these withdrawal rights with respect to the Telemar shares were entitled to receive R$74.37 per share and shareholders who exercised these withdrawal rights with respect to the TNL preferred shares were entitled to receive R$28.93 per share. As of March 29, 2012, the expiration of the period for the exercise of these withdrawal rights, holders of 1,020,215 Telemar common shares, 17,856,585 Telemar class A preferred shares, 47,714 Telemar class B preferred shares and 20,446,097 TNL preferred shares had validly exercised their withdrawal rights for an aggregate cost to our company of R$1,999 million.

Corporate Structure

The following chart presents our corporate structure and principal subsidiaries as of April 25, 2012. The percentages in bold italics represent the percentage of the voting capital owned directly and indirectly by the parent company of each entity, and the percentages not in bold italics represent the percentage of the total share capital owned directly and indirectly by the parent company of each entity.

(1)	Ownership represents 53.8% of the share capital of iG owned directly by BrT Serviços de Internet S.A. and 13.6% owned by Oi S.A.

Our Service Areas

Our concessions and authorizations from the Brazilian government allow us to provide:

•	fixed-line telecommunication services in Regions I and II;

•	long-distance telecommunication services throughout Brazil;

•	mobile telecommunication services in Regions I, II and III;

•	data transmission services throughout Brazil; and

•	direct to home (DTH) satellite television services throughout Brazil.

In addition, we have authorizations to provide fixed-line local telecommunication services in Region III.

Region I consists of 16 Brazilian states located in the northeastern and part of the northern and southeastern regions. Region I covers an area of approximately 5.4 million square kilometers, which represents approximately 64% of the country’s total land area and accounted for 39.1% of Brazil’s GDP in 2009. The population of Region I was 101.4 million as of August 1, 2010, which represented 54.6% of the total population of Brazil as of that date. In 2009, per capita income in Region I was approximately R$12,118, varying from R$6,051 in the State of Piauí to R$22,103 in the State of Rio de Janeiro.

Region II consists of the Federal District and nine Brazilian states located in the western, central and southern regions. Region II covers an area of approximately 2.9 million square kilometers, which represents approximately 33.5% of the country’s total land area and accounted for approximately 27.4% of Brazil’s GDP in 2009. The population of Region II was 44.4 million as of August 1, 2010, which represented 23.9% of the total population of Brazil as of that date. In 2009, per capita income in Region II was approximately R$19,418, varying from R$10,687 in the State of Acre to R$50,438 in the Federal District.

Region III consists of the State of São Paulo. Region III covers an area of approximately 200,000 square kilometers, which represents approximately 2.9% of the country’s total land area and accounted for approximately 33.5% of Brazil’s GDP in 2009. The population of Region III was 39.9 million as of August 1, 2010, which represented 21.5% of the total population of Brazil as of that date. In 2009, per capita income in Region III was approximately R$26,202.

The following table sets forth key economic data, compiled by IBGE, for the Federal District and each of the Brazilian states.

State	Population (in millions) (2010)	Population per Square Kilometer (2010)	% of GDP (2009)	GDP per Capita (in reais) (2009)
Region I:
Rio de Janeiro	15.2	347.4	10.9	22,103
Minas Gerais	19.2	32.7	8.9	14,329
Bahia	13.6	24.1	4.2	9,365
Pernambuco	8.5	86.9	2.4	8,902
Pará	7.4	6.0	1.8	7,859
Amazonas	3.4	2.1	1.5	14,621
Espírito Santo	3.4	73.6	2.1	19,145

State	Population (in millions) (2010)	Population per Square Kilometer (2010)	% of GDP (2009)	GDP per Capita (in reais) (2009)
Ceará	8.2	55.0	2.0	7,687
Paraíba	3.8	66.5	0.9	7,618
Rio Grande do Norte	3.1	59.1	0.9	8,894
Maranhão	6.4	19.4	1.2	6,259
Sergipe	2.0	92.9	0.6	9,787
Alagoas	3.1	111.4	0.7	6,728
Piauí	3.1	12.3	0.6	6,051
Amapá	0.6	4.5	0.2	11,817
Roraima	0.4	1.9	0.2	13,270

Subtotal	101.4		39.1

Region II:
Rio Grande do Sul	10.6	37.5	6.7	19,778
Paraná	10.3	51.5	5.9	17,779
Santa Catarina	6.2	64.8	4.0	21,215
Goiás	5.8	17.2	2.6	14,447
Mato Grosso	3.0	3.3	1.8	19,087
Federal District	2.5	425.6	4.1	50,438
Mato Grosso do Sul	2.4	6.7	1.1	15,407
Rondônia	1.5	6.5	0.6	13,456
Tocantins	1.4	4.9	0.4	11,278
Acre	0.7	4.6	0.2	10,687

Subtotal	44.4		27.4
Region III (State of São Paulo)	39.9	160.8	33.5	26,202

Total	185.7		100.0

Source:    IBGE.

Set forth below is a map of Brazil showing the areas in Region I, Region II and Region III.

Our business, financial condition, results of operations and prospects depend in part on the performance of the Brazilian economy. See “Item 3. Key Information—Risk Factors — Risks Relating to Brazil.”

Our Services

Our telecommunication services consist of:

•	local fixed-line services, primarily in Regions I and II, but also in Region III, including installation, monthly subscription, metered services, collect calls and supplemental local services;

•

domestic long-distance services and international long-distance services primarily from Regions I and II, placed through fixed-line and mobile telephones using our long-distance carrier selection codes, which are represented by the numbers 31 and 14;

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

•	traffic transportation services;

•	public telephone services;

•	value-added services which include voicemail, caller ID, directory assistance and other services;

•	advanced voice services to commercial customers, such as 0800 (toll free) services;

•	the operation of the iG internet portal; and

•	subscription television services, including cable and DTH televisions services.

Local Fixed-Line Services

As of December 31, 2011, we and TNL’s other subsidiaries had approximately 12.0 million local fixed-line customers in Region I and approximately 6.8 million local fixed-line customers in Region II. Although we continue to assess our strategic plans with regard to providing such services in Region III, we do not currently plan to offer local fixed-line services to residential customers in Region III due to the size of the investment that would be required.

Local fixed-line services include installation, monthly subscription, metered services, collect calls and supplemental local services. Metered services include local calls that originate and terminate within a single local area. ANATEL has divided Region I into 2,920 local areas and Region II into 1,772 local areas.

Under our concession agreements, we are required to offer two local fixed-line plans to users: the Basic Plan per Minute (Plano Básico de Minutos) and the Mandatory Alternative Service Plan (Plano Alternativo de Serviços de Oferta Obrigatória), each of which includes installation charges, monthly subscription charges, and charges for local minutes. As of December 31, 2011, 19.8% of the aggregate number of fixed-line customers of our company and TNL’s other subsidiaries subscribed to the Basic Plan per Minute or the Mandatory Alternative Service Plan.

In addition to the Basic Plan per Minute and the Mandatory Alternative Service Plan, we offer a variety of alternative fixed-line plans that are designed to meet our customers’ usage profiles. As of December 31, 2011, 80.2% of the aggregate number of fixed-line customers of our company and TNL’s other subsidiaries subscribed to alternative plans. We offer:

•

integrated, or “bundled” plans which permit subscribers to purchase unlimited local calls to other fixed-line customers, a fixed number of minutes per month that may be used for long-distance calls or local calls to fixed-line or mobile subscribers, and broadband services or minutes for use to establish dial-up internet connections, which we market under the brand name “Oi Conta Total”;

•	voice and internet plans which permit subscribers to purchase a fixed number of local minutes per month for calls to fixed-line telephones and for use to establish dial-up internet connections;

•

voice only plans which permit subscribers to make unlimited local fixed-to-fixed calls and offer our subscribers the option of choosing an increased number of fixed-to-fixed long distance minutes than are available under our other alternative plans at similar prices, which we market under the brand name “Oi Fixo ilimitado”;

•	voice only plans which permit subscribers to purchase a fixed number of local minutes per month for calls to fixed-line telephones; and

•

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

Long-Distance Services

For each long-distance call, whether originated from a fixed-line telephone or a mobile handset, a caller chooses its preferred long-distance carrier by dialing such carrier’s long-distance carrier selection code. The caller pays the long-distance service provider for the call and the long-distance service provider pays interconnection fees to the service providers on whose fixed-line or mobile networks the call originated and terminated. Our domestic and international long-distance services consist primarily of calls originated in Region I and Region II.

Fixed Line-to-Fixed Line

Calls from one local area to another local area are domestic long-distance calls, other than calls between separate local areas within specified metropolitan regions which, under ANATEL regulations, are charged as local calls. Calls between locations in Brazil and locations outside Brazil are international long-distance calls.

We provide domestic long-distance services for calls originating from Region I and Region II through our network facilities in São Paulo, Rio de Janeiro and Belo Horizonte and through interconnection agreements, mainly with Telecomunicações de São Paulo S.A., or Telesp, in Region III, that permit us to interconnect directly with their local fixed-line networks. We provide international long-distance services originating from Region I and Region II through agreements to interconnect our network with those of the main telecommunication service providers worldwide.

Mobile Long-Distance

Each mobile subscriber in Brazil is registered in a geographic area (identified by the corresponding area codes, such as 11 (São Paulo) and 21 (Rio de Janeiro)), which we refer to as the subscriber’s home registration area, and Brazil is divided into sectors based on the first digit of the area code of a caller’s home registration area. A call originated by a mobile subscriber registered in one home registration area to a mobile subscriber registered in another home registration area sharing the same first digit (for example, Rio de Janeiro (area code 21) and Vitória (area code (27)), is referred to as an intrasectorial mobile call. A call originated by a mobile subscriber registered in one home registration area to a mobile subscriber registered in another home registration area that does not share the same first digit (for example, Rio de Janeiro (area code 21) and São Paulo (area code (11)), is referred to as an intersectorial mobile call. Different rates apply to intrasectorial and intersectorial mobile calls.

We provide mobile long-distance services originating from Region I and Region II through network facilities and through interconnection agreements with Telesp in Region III and each of the other principal mobile services providers operating in Brazil that permit us to interconnect directly with their local fixed-line and mobile networks. We provide international long-distance services originating or terminating on our customer’s mobile handsets through agreements to interconnect our network with those of the main telecommunication service providers worldwide. We also use our submarine fiber optic network to transport international mobile long-distance calls.

Mobile Telecommunication Services

As of December 31, 2011, we and TNL’s other subsidiaries had an aggregate of approximately 28.3 million subscribers located in 1,574 municipalities in Region I, 8.6 million subscribers located in 1,372 municipalities in Region II and 8.6 million subscribers located in 543 municipalities in Region III. As of December 31, 2011, based on the information available from ANATEL regarding the total number of mobile subscribers as of that date, we had a 23.2% share of the mobile services market in Region I, a 14.2% share of the mobile services market in Region II and a 14.5% share of the mobile services market in Region III. As of December 31, 2011, 83.0% of the customers of our company and TNL’s other subsidiaries subscribed to pre-paid plans and 17.0% subscribed to post-paid plans.

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

We sell pre-paid cards in minimum denominations of R$1.00 and permit our pre-paid customers to add credits to their account in any amount, including centavos, in order to facilitate the continued activation of their mobile handsets, allowing them to continue to receive incoming calls. We regularly launch various packages and promotions designed to incentivize the purchase and use of credits by our pre-paid customers.

We market “Bônus Diário” subscriptions to our pre-paid customers. When a customer that is a subscriber to “Bônus Diário” purchases additional credits, the customer receives bonus credits in that amount on each day during the remainder of the month in which the additional credits were purchased. These bonus credits may be used for (1) local calls to our fixed-line or mobile subscribers, (2) long-distance calls to our fixed-line subscribers, and (3) sending Short Message Service, or SMS, messages to mobile subscribers of any Brazilian mobile service provider. We charge our customers a nominal subscription fee to participate in the “Bônus Diário” program for six-months, and may waive this fee during the first six-month period as part of our marketing activities.

Our customers may also exchange the credits that they purchase for additional services, such as:

•	“Bônus Extra” which permits our customers to purchase additional minutes for use on-net at a discount;

•	“Pacote de Dados” which permits our customers to purchase a specified data allowance for use on their handsets or for sending SMS messages; and

•	“Pacote de SMS” which permits our customers to purchase the ability to send specified number of SMS messages.

In addition, we offer “Crédito Especial” which permits a customer to receive a credit for emergencies for which the customer pays a premium when the customer makes its next purchase of credits.

We have recently launched a promotion called “Oi Fixo + Oi Cartão Ilimitado” under which our fixed-line customers may have a specified number of credits for use on their pre-paid mobile handsets included in their monthly fixed-line bill. A customer that subscribes to this promotion may make unlimited calls to our mobile and fixed-line customers from the customer’s mobile handset.

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

The GPRS, EDGE and 3G services we include in our post-paid plans are available to customers with advanced mobile handset models. These services allow mobile access to the internet through mobile telephones, laptops or personal digital assistants. They also enable customers to use simultaneously voice and data services, because the connection to the internet remains active even when the customer is speaking on the phone. This means that the customer can remain continuously online and, at the same time, place or receive calls.

The WAP portal is another service and content channel available to our post-paid plan customers, which provides access to a portfolio of value-added services. Some of its features include sending and receiving e-mails, forming contact groups, accessing banks and buying tickets. The WAP portal can also be used on the internet, for instance, to schedule personal activities and join or initiate contact groups.

We offer a variety of post-paid plans that are designed to meet our customers’ usage profiles and needs. We offer:

•	plans which permit a subscriber to purchase a fixed number of minutes per month for local calls to other fixed-line or mobile subscribers;

•	our “Oi a vontade” plans which permit a subscriber to purchase a fixed number of minutes per month for local calls and make unlimited on-net mobile calls and calls to our fixed-line subscribers;

•	family plans which permit a subscriber to purchase a fixed number of minutes per month for local calls that may be shared by up to four individuals;

•	plans for small and medium commercial enterprises which permit a subscriber to purchase a fixed number of minutes for local calls and on-net mobile calls; and

•	data packages that provide data allowances from 50MB to 2 GB and provide data transmission at speeds of 1 Mbps for use by our customers with their smart phones and laptop computers.

We also offer hybrid plans under the brand name “Oi Controle” that permit a subscriber to purchase a fixed number of local and long-distance minutes per month, but restrict outgoing calls after the purchased minutes have been consumed, other than calls made using a pre-paid card. We account of these hybrid plans as post-paid plans as customers selecting these plans pay monthly subscription fees for their fixed allocations of minutes. In general, these plans are attractive to our other post-paid customers that migrate to these plans to place self-imposed limits on their mobile calling habits and to our pre-paid customers who are able to place calls at lower cost than with our pre-paid services.

Roaming

We have roaming agreements with Companhia de Telecomunicações do Brasil Central, or CTBC, and Sercomtel S.A. Telecomunicações, or Sercomtel, providing our customers with automatic access to roaming services when traveling in areas of Brazil outside our coverage area where mobile telecommunication services are available on the GSM standard.

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

Data Transmission Services

Broadband Services

We provide high-speed internet access services using ADSL technology, which we refer to as broadband services, to residential customers and businesses in the primary cities in Region I and Region II under the brand name “Oi Velox.” As of December 31, 2011, we and TNL’s other subsidiaries offered broadband services in 2,833 municipalities in Region I and 1,848 municipalities in Region II. As of December 31, 2011, we and TNL’s other subsidiaries had an aggregate of 4.9 million ADSL customers in Regions I and II.

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

Our network supports ADSL2+, VDSL2, or very-high-bitrate digital subscriber line, and FTTx technologies. ADSL2+ is a data communications technology that allows data transmission at speeds of up to 24 Mbps downstream and 1 Mbps upstream, which is much faster than data transmission through conventional ADSL. ADSL2+ permits us to offer a wider range of services than ADSL, including IP TV. VDSL2 is a DSL technology providing faster data transmission, up to 100 Mbps (downstream and upstream), permitting us to support high bandwidth applications such as HDTV, Voice over Internet Protocol, or VoIP, and broadband internet access, over a single connection. As of December 31, 2011, approximately 85% of our fixed-line network had been updated to support ADSL2+ or VDSL2. FTTx, or Fiber to the x, is a term for broadband network architecture that uses optical fiber to replace all or part of the usual metal local loop used for last mile telecommunications.

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

We provide these data transmission services using our service network platforms in Regions I and II and our nationwide fiber optic cable network and microwave links.

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

Use of Our Local Fixed-Line Network

We are authorized to charge for the use of our local fixed-line network on a per-minute basis for (1) all calls terminated on our local fixed-line networks in Regions I and II that originate on the networks of other local fixed-line, mobile and long-distance service providers, and (2) all long-distance calls originated on our local fixed-line networks in Regions I and II that are carried by other long-distance service providers.

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

Public Telephone Services

We own and operate public telephones throughout Region I and Region II. As of December 31, 2011, we and TNL’s other subsidiaries had approximately 771,300 public telephones in service, all of which are operated by pre-paid cards. For a discussion of how we account for the sale of the pre-paid cards, see “Item 5. Operating and Financial Review and Prospects— Financial Presentation and Accounting Policies—Critical Accounting Policies and Estimates—Revenue Recognition and Accounts Receivable.”

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

iG Internet Portal

We operate an internet portal under the brand name “iG” that was one of the largest internet portals in Brazil in terms of the number of unique visitors in 2011 according to Ibope/NetRatings. In 2011, iG was visited by 25 million users on a monthly basis, and as of December 31, 2011, iG had approximately 3.7 million registered subscribers and hosted 7.2 million e-mail accounts. iG offers content channels covering the economy, women’s topics, entertainment, education, news, celebrities and sports, among others. We generate revenue through the iG portal from (1) monthly subscription fees that we charge to registered users of this portal, (2) fees charged to place advertisements on this portal, and (3) fees that we receive from fixed-line service providers based on the number of minutes that their subscribers are connected to this portal.

Subscription Television Services

We offer subscription television services and broadband internet access under our “Oi TV” brand using DTH technology throughout Regions I and II and using a hybrid network of fiber optic and bidirectional coaxial cable in the cities of Belo Horizonte, Poços de Caldas, Uberlândia and Barbacena in the State of Minas Gerais.

In 2009, TNL commenced offering DTH subscription television services to the low-income residential market in the states of Rio de Janeiro, Minas Gerais, Rio Grande do Sul, Paraná and Santa Catarina. In 2010, TNL expanded this service to the Distrito Federal and the states of Bahia, Sergipe, Pernambuco, Ceará, Paraíba, Rio Grande do Norte, Alagoas, Espírito Santo and Goiás. In 2011, TNL expanded this service to the remaining states of Regions I and II. As of December 31, 2011, there were approximately 300,000 subscribers to our DTH subscription television services.

We provide subscription television services and broadband internet access to approximately 50,000 subscribers in the residential, commercial and corporate market segments in the cities of Belo Horizonte, Poços de Caldas, Uberlândia and Barbacena using a coaxial cable network that allows us to offer a broad range of interactive services, such as distance learning, telephony and telemedicine, among others.

We offer basic subscription packages for our “Oi TV” services, as well as a variety of premium packages which allow subscribers to tailor the content that they receive to their individual tastes.

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

Under our concession agreements, we are required to offer two local fixed-line plans to users: the Basic Plan per Minute and the Mandatory Alternative Service Plan, each of which includes installation charges, monthly subscription charges, and charges for local minutes. As of December 31, 2011, 19.8% of the aggregate number of local fixed-line customers of our company and TNL’s other subsidiaries subscribed to the Basic Plan per Minute or the Mandatory Alternative Service Plan.

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

In addition to the Basic Plan per Minute and the Mandatory Alternative Service Plan, we are permitted to offer non-discriminatory alternative plans to the basic service plans. The rates for applicable services under these plans (e.g., monthly subscription rates and charges for local and long-distance calls) must be submitted for ANATEL approval prior to the offering of those plans to our customers. In general, ANATEL does not raise objections to the terms of these plans. As of December 31, 2011, 80.2% of the aggregate number of local fixed-line customers of our company and TNL’s other subsidiaries subscribed to alternative plans.

Under our fixed-line rate plans, we charge for calls on a per-minute basis. There is a minimum charge period of 30 seconds for every call. However, calls of three seconds or less are not charged, except in certain specific instances as provided for in ANATEL regulations.

On an annual basis, ANATEL increases or decreases the maximum rates that we are permitted to charge for our basic service plans. ANATEL increased the rates that we and Telemar may charge by an average of 0.98% as of September 11, 2009, 0.66% as of October 23, 2010 and 1.97% as of December 24, 2011. In addition, we are authorized to adjust the rates applicable to our alternative plans annually by no more than the rate of inflation, as measured by the IST. Discounts from the rates set in basic service plans and alternative service plans may be granted to customers without ANATEL approval.

The following table sets forth selected information regarding service rates under the Basic Plan per Minute of our company and Telemar during the periods indicated.

	Year Ended December 31,
Monthly subscription rates for Basic Plan per Minute (1)	2011	2010	2009
	(in reais)

Oi:
Basic Plan per Minute (residential)	29.22	29.22	28.97
Basic Plan per Minute (commercial)	43.26	43.26	42.89
Basic Plan per Minute (trunk lines)	42.52	42.52	42.50

Telemar:
Basic Plan per Minute (residential)	28.96	28.96	28.81
Basic Plan per Minute (commercial)	49.91	49.91	48.30
Basic Plan per Minute (trunk lines)	49.78	49.78	48.30

(1)	The amounts represent the weighted average of monthly rates, net of taxes.

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

On an annual basis, ANATEL may increase or decrease the maximum VC1 rates that we are permitted to charge. ANATEL authorized our company and Telemar to increase our VC1 rates by an average 0.98% as of February 9, 2010. Discounts from the VC1 rates approved by ANATEL may be granted to customers without ANATEL approval. In November 2011, ANATEL adopted new regulations under which ANATEL was authorized to reduce the then-current VC-1 rates by as much as 18% in 2011, 12% in 2012 and 10% in 2013, after giving effect to an inflation adjustment based on the IST measured from June 2009. In February 2012, ANATEL reduced our VC-1 rates by approximately 10%, although we are appealing the calculation of this rate reduction.

The following table sets forth the average per-minute VC1 rates that we and Telemar were permitted to charge for fixed-line to mobile calls during the periods indicated.

	Year Ended December 31,
Per-minute charges for local fixed-line calls made to mobile telephones (1)	2011	2010	2009
	(in reais)
Oi	0.51	0.51	0.51
Telemar	0.51	0.51	0.51

(1)	The amounts represent the weighted average of monthly rates, net of taxes.

Domestic Long-Distance Rates

Fixed Line-to-Fixed-Line

If a caller selects one of our carrier selection codes for a long-distance call that originates and terminates on fixed-line telephones, we receive the revenues from the call and must pay interconnection fees to the service providers that operate the networks on which the call originates and terminates. Rates for these long-distance calls are based on the physical distance separating callers (which are categorized by four distance ranges), time of the day and day of the week, and are applied on a per-minute basis for the duration of the call. Rates on these calls are applied on a per-minute basis.

On an annual basis, ANATEL increases or decreases the maximum domestic fixed line-to-fixed line long-distance rates that we are permitted to charge. ANATEL increased the rates that our company and Telemar may charge by an average of 0.98% as of September 11, 2009, 0.66% as of October 23, 2010 and 1.97% as of December 24, 2011. Discounts from the domestic fixed line-to-fixed line long-distance rates approved by ANATEL may be granted to customers without ANATEL approval.

The following table sets forth selected information on domestic fixed line-to-fixed line long-distance rates that we and Telemar were permitted to charge per minute during peak hours (i.e., between the hours of 9 a.m. and noon and 2 p.m. and 6 p.m. on weekdays) during the periods indicated.

	Year Ended December 31,
Domestic long-distance rates per minute (1)	2011	2010	2009
	(in reais)

Oi:
0 to 50 km	0.13	0.20	0.24
50 to 100 km	0.28	0.35	0.35
100 to 300 km	0.31	0.38	0.36
Over 300 km	0.32	0.39	0.37

Telemar:
0 to 50 km	0.11	0.17	0.20
50 to 100 km	0.23	0.30	0.32
100 to 300 km	0.32	0.39	0.37
Over 300 km	0.38	0.43	0.41

(1)	The amounts represent the weighted average of monthly rates, net of taxes.

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

On an annual basis, ANATEL may increase or decrease the maximum VC2 and VC3 rates we are authorized to charge. ANATEL authorized our company and Telemar to increase our VC2 and VC3 rates by an average of 0.98% as of February 9, 2010. In November 2011, ANATEL adopted new regulations under which ANATEL was authorized to reduce the then-current VC-2 and VC-3 rates by as much as 18% in 2011, 12% in 2012 and 10% in 2013, after giving effect to an inflation adjustment based on the IST measured from June 2009. In February 2012, ANATEL reduced our VC-2 and VC-3 rates by approximately 10%, although we are appealing the calculation of this rate reduction.

The following table sets forth the average per-minute rates that our company and Telemar were permitted to charge for mobile long-distance calls during peak hours (i.e., between the hours of 9 a.m. and noon and 2 p.m. and 6 p.m. on weekdays) during the periods indicated.

	Year Ended December 31,
Per-minute charges for mobile long-distance calls (1)	2011	2010	2009
	(in reais)

Oi:
VC2	1.12	1.12	1.11
VC3	1.28	1.28	1.26

Telemar:
VC2	1.11	1.11	1.09
VC3	1.27	1.27	1.24

(1)	The amounts represent the weighted average of monthly rates, net of taxes.

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

Under ANATEL regulations, TNL PCS S.A., or TNL PCS, and Brasil Telecom Mobile were each required to submit a basic post-paid service plan and a basic pre-paid service plan to ANATEL for its approval. As of December 31, 2011, fewer than 1% of the aggregate number of mobile customers of our company and TNL’s other subsidiaries to our basic post-paid plans or our basic pre-paid plans.

In addition to the basic service plans, we are permitted to offer non-discriminatory alternative plans to the basic service plans. The rates for applicable services under these plans (e.g., monthly subscription rates, charges for local and long-distance calls and roaming charges) must be submitted for ANATEL approval prior to the offering of those plans to our customers. In general, ANATEL does not raise objections to the terms of these plans. As of December 31, 2011, substantially all of the post-paid and pre-paid customers of our company and TNL’s other subsidiaries subscribed to these alternative plans.

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

Rates under our mobile plans may be adjusted annually by no more than the rate of inflation, as measured by the IST. These rate adjustments occur on the anniversary dates of the approval of the specific plans. Discounts from the rates set in basic service plans and alternative service plans may be granted to customers without ANATEL approval. The rate of inflation as measured by the IST was 2.06% in 2009, 5.65% in 2010 and 4.90% in 2011.

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

TU-RL rates vary depending on the time of the day and day of the week, and are applied on a per-minute basis. Charges for the use our local fixed-line networks to terminate local calls originating on the network of another local fixed-line service provider are only billed and due when usage of one of our networks exceeds 55% of the total traffic registered between that network and the network of the other telecommunication service provider.

Since January 1, 2007, the TU-RL rates of our company and Telemar have been equal to 40% of the rate included in their respective Basic Plan per Minute for a local fixed-line call, which is adjusted on an annual basis by ANATEL. As of the date of this annual report, Oi’s TU-RL rate during peak hours (i.e., between the hours of 9 a.m. and noon and 2 p.m. and 6 p.m. on weekdays) is R$0.032 per minute, and Telemar’s TU-RL rate during peak hours is R$0.029 per minute. ANATEL announced that beginning in 2008, the method used to determine the TU-RL rates would be based on a cost methodology, known as long-run incremental costs. However, in October 2007, ANATEL published an official letter delaying this change until the end of 2010. In September 2010, ANATEL commenced the bidding process to engage an international consultant to assist with the development of the long-run incremental cost methodology. However, ANATEL has not established a definitive timetable for the completion of the project. Therefore, we cannot predict when this new methodology will be proposed.

Our revenues from the use of our long-distance networks consist primarily of payments on a per-minute basis, which are charged at rates designated by ANATEL as TU-RIU rates, from other long-distance carriers that use a portion of our long-distance networks to complete calls initiated by callers that have not selected us as the long-distance provider.

TU-RIU rates vary depending on the time of the day and day of the week, and are applied on a per-minute basis. Since January 1, 2007, the TU-RIU rates of our company and Telemar have been equal to 30% of their respective domestic fixed line-to-fixed line long-distance rates for calls of more than 300 km, which are adjusted on an annual basis by ANATEL. See “—Local Fixed-Line Rates—Domestic Long-Distance Rates—Fixed Line-To-Fixed Line.” As of the date of this annual report, Oi’s TU-RIU rate is R$0.10 per minute and Telemar’s TU-RIU rate is R$0.12 per minute.

The following table sets forth the average per-minute rates our company and Telemar charged for the use of our fixed-line networks during the periods indicated.

	Year Ended December 31,
Fixed-Line Network Usage Rates (1)	2011	2010	2009
	(in reais)

Oi:
TU-RL	0.032	0.031	0.031
TU-RIU	0.097	0.094	0.088

Telemar:
TU-RL	0.029	0.029	0.028
TU-RIU	0.118	0.108	0.086

(1)	The amounts represent the weighted average of monthly rates, net of taxes.

Mobile Networks

Our revenues from the use of our mobile networks consist primarily of payments on a per-minute basis from (1) local fixed-line, long-distance and mobile services providers to complete calls terminating on our mobile networks, and (2) long-distance service providers for the transfer to their networks of calls originating on our mobile networks.

The terms and conditions of interconnection to our mobile networks, including the rates charged to terminate calls on these mobile networks, which are designated by ANATEL as VU-M rates, commercial conditions and technical issues, are freely negotiated between us and other mobile and fixed-line telecommunication service providers, subject to compliance with regulations established by ANATEL relating to traffic capacity and interconnection infrastructure that must be made available to requesting providers, among other things. We must offer the same VU-M rates to all requesting service providers on a nondiscriminatory basis. We apply VU-M charges on a per-minute basis.

If we are not able to establish interconnection rates for use of our mobile networks with other mobile and fixed-line telecommunication service providers, ANATEL is empowered to arbitrate, at its discretion, the interconnection rates that we may charge. In 2005, mobile service providers and fixed-line service providers in Brazil were unsuccessful in negotiating an agreement for new VU-M rates. All mobile service providers and fixed-line service providers in Brazil commenced arbitration proceedings before ANATEL to establish the applicable VU-M rates. The mobile service providers and fixed-line service providers entered into a provisional agreement establishing provisional rates applicable to each mobile service provider, and after the providers entered into this agreement, ANATEL approved the adjusted VC1 rates that the fixed-line service providers were permitted to charge at that time based on the provisional VU-M rates.

We and the other mobile services providers generally negotiate provisional agreements each year to establish rate increases for the VU-M charged by the mobile services providers. No provisional agreement with respect to the VU-M rates was entered into in 2009.

Under the rules established for the auctions of 3G spectrum in December 2007, all mobile services providers were required to establish uniform VU-M rate schedules that would apply in all states of each service region no later than October 30, 2009. This requirement did not affect our company or Telemar because we had already established uniform VU-M rates in each of our service regions. As of October 30, 2009, none of the other mobile services providers had established uniform VU-M rate schedules and we commenced arbitration proceedings before ANATEL with respect to the VU-M rates charged by our competitors. In January 2010, ANATEL set provisional reference rates for each mobile services provider for each region based on the mean VU-M previously charged by that mobile services provider in the applicable service region. In February 2010, ANATEL authorized an increase of 0.67% in the VU-M rates of our company and Telemar, equivalent to 68.5% of the increase in our VC1 rates granted at that time.

In November 2011, ANATEL adopted new regulations that provided procedures under which ANATEL adopted a maximum VU-M rate that is applicable in the event that providers cannot agree upon the VU-M applicable in their interconnection agreements. The maximum VU-M rate established by ANATEL is R$0.35 per minute.

The following table sets forth the average per-minute VU-M rates that we and Telemar charged during the periods indicated.

	Year Ended December 31,
Per-minute charges for local fixed-line calls made to mobile telephones (1)	2011	2010	2009
	(in reais)
Oi	0.42	0.42	0.41
Telemar	0.41	0.41	0.41

(1)	The amounts represent the weighted average of monthly rates, net of taxes.

Data Transmission Rates

Broadband services, IP services and frame relay services are deemed to be value-added services under ANATEL regulations and, therefore, the rates and prices for these services are not subject to regulation and are market-driven. We offer broadband services subscriptions at prices that vary depending on the download speeds available under the purchased subscription.

A significant portion of our revenues from commercial data transmission services are generated by monthly charges for EILD and SLD services, which are based on contractual arrangements for the use of part of our networks. Under ANATEL regulations, because we are deemed to have significant market power in the fixed-line services business, we are required to make publicly available the forms of agreements that we use for EILD and SLD services, including the applicable rates, and are only permitted to offer these services under these forms of agreements. We are allowed to increase these rates on an annual basis by no more than the rate of inflation, as measured by the IST. ANATEL also publishes reference rates for these services and if one of our customers objects to the rates that we charge for these services, that customer is entitled to seek to reduce the applicable rate through arbitration before ANATEL.

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

DTH Services Rates

DTH services are deemed to be value-added services under ANATEL regulations and, therefore, the rates and prices for these services are not subject to regulation and are market-driven. We offer DTH subscriptions at prices that vary depending on the content of the subscription package. We offer basic subscription packages for our “Oi TV” services, as well as a variety of premium packages which allow subscribers to tailor the content that they receive to their individual tastes.

Marketing

In 2011, we incurred R$148 million in marketing expenses and TNL incurred R$559 million in marketing expenses on a consolidated basis, primarily to:

•	strengthen the “Oi” brand, reinforcing the image of the convergence of the integrated company;

•

promote our “Oi Conta Total” bundled fixed-line plans and additional bundled plans that we have launched to target specific geographic regions as part of our effort to expand our broadband network and customer base;

•

promote our mobile telecommunication services through the introduction of new service plans, including post-paid plans offering unlimited calls and pre-paid 3G data services at increased speeds, as well as specific marketing campaigns targeting certain market segments as part of our effort to increase our market share in mobile services;

•

promote our broadband services through the introduction of data plans with increased speeds and specific marketing campaigns targeting geographic regions in which we have expanded our broadband network capabilities;

•	promote our data transmission services through specific marketing campaigns targeting geographic regions in which we have expanded our data transmission network capabilities; and

•

promote our subscription television services through the introduction of new television channels available through “Oi TV,” the launch of “Oi TV” in additional geographic regions, and the implementation of a marketing campaign designed to emphasize the ability of our company to provide “quadruple-play” services.

Throughout 2011, we and Telemar continued to offer promotions through the integrated packaging of different services, such as mobile communications, ADSL services, fixed-line services and subscription television services. We also continued to reinforce our strategy of selling SIM cards individually, separate from mobile handsets, to acquire new pre-paid customers and retain existing ones.

We advertise through a diverse array of media outlets as part of our strategy to reach all types and classes of customers and potential customers. We use television, radio, billboards, exterior signage, telemarketing, direct mail and internet advertising to market our fixed-line, mobile, long-distance, broadband and subscription television services. We also sponsor sporting events and individual athletes, as well as cultural events, such as fashion shows and popular music concerts. We are the official telecom provider and a sponsor of the 2014 World Cup in Brazil. The goal of our marketing initiatives is to increase brand awareness of our company as a convergent provider capable of meeting all of the telecommunications needs of our customers and expand the use of our distribution channels to increase net operating revenue.

In 2011, we realigned our marketing efforts to target four separate sectors of the telecommunication services market: (1) retail customers, including customers of our mobile services and residential customers of our fixed-line services; (2) customers of our mobile services and residential customers of our fixed-line services that are in upper income categories, which we refer to as high-value residential customers; (3) medium and small commercial customers; and (4) large commercial customers.

Retail Customers

The principal distribution channels that we use to market our fixed-line services to retail customers are:

•

our telemarketing sales channel, which consists of approximately 1,200 sales representatives that answer more than seven million calls per month. This channel provides us with the ability to pro-actively reach new customers, thereby increasing our client base and revenues, and also receive calls prompted by offers in numerous types of media.

•

door-to-door sales calls made by our sales force and by exclusive agents with approximately 4,100 salespeople trained to sell our services in Region I and Region II in places where customers generally are not reachable by telemarketing.

The principal distribution channels that we use to market our mobile services to retail customers are:

•	approximately 7,100 retail stores which sell our SIM cards and pre-paid mobile cards.

•	approximately 162,100 pharmacies, supermarkets, newsstands and similar outlets which sell our SIM cards and pre-paid mobile cards.

High-Value Residential Customers

We have established distribution channels that are separate from our retail distribution channels to serve high-value residential customers who are more likely to purchase our higher-value added services, such as post-paid mobile services, fixed-line and mobile broadband services, and our voice, text and data applications. The principal distribution channels that we use to market our services to high-value residential customers are:

•	our own network of stores, which we began opening in 2011. As of December 31, 2011, we had opened 62 “Oi” branded stores and expect to open an additional 118 “Oi” branded stores during 2012.

•	approximately 520 “Oi” franchised service stores and kiosks located in the largest shopping malls and other high density areas throughout Brazil.

•	approximately 370 stores located throughout our service area that primarily sell telecommunications products and services and have entered into exclusivity agreements with us.

Small and Medium-Sized Commercial Customers

We have established separate distribution channels to serve small and medium-sized businesses to whom we market a variety of services, including our core fixed-line and mobile services, but also our higher-value added services, such as broadband services, commercial data transmission services, voice, text and data applications, and advanced voice services. The principal distribution channels that we use to market our services to small and medium-sized commercial customers are:

•

our telemarketing sales channel, which consists of approximately 700 sales representatives that are specifically trained to discuss the business needs of our current and prospective commercial customers and promote higher-value and additional services to these customers. Our representatives in this market sector are divided between representatives specifically focused on customer retention and representatives focused on sales of new and/or upgraded services.

•

approximately 200 “Oi” franchised service offices with approximately 3,000 sales representatives that are dedicated to understanding and addressing the communications needs of our existing and prospective small and medium-sized commercial customers.

Large Commercial Customers

We market our entire range of services to large commercial customers through our own direct sales force which meets with current and prospective large commercial customers to discuss the business needs of these enterprises and design solutions intended to address their communications needs.

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

We are required to include in our monthly bills charges incurred by our customers for long-distance services provided by other long-distance service providers upon the request of these providers. We have billing agreements with each long-distance telecommunication service provider that interconnects with our networks under which we bill our customers for any long-distance calls originated on our network that are carried by another long-distance service provider and transfer the balance to the relevant provider after deducting any access fees due for the use of our network. Payments are due within an average of 15 days after the billing date. We charge late-payment interest at a rate of 1% per month plus a one-time late charge of 2% of the amount outstanding. As of December 31, 2011, 16.4% of all accounts receivable due from our fixed-line customers were outstanding for more than 30 days and 8.9% were outstanding for more than 90 days. As of December 31, 2011, 12.8% of all accounts receivable due from TNL’s fixed-line customers, including our customers, were outstanding for more than 30 days and 6.3% were outstanding for more than 90 days.

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

Mobile Telecommunication Services

We bill our mobile post-paid customers on a monthly basis and itemize charges in the same manner as we bill our fixed-line customers. See “—Fixed-Line Telephone Services.” In addition, the monthly bills also provide details regarding minutes used and roaming charges. Payments are due within an average of 15 days after the billing date. We charge late-payment interest at a rate of 1% per month plus a one-time late charge of 2% of the amount outstanding. As of December 31, 2011, 3.5% of all accounts receivable due from our mobile customers were outstanding for more than 30 days and 2.0% were outstanding for more than 90 days. As of December 31, 2011, 10.2% of all accounts receivable due from TNL’s mobile customers, including our mobile customers, were outstanding for more than 30 days and 6.9% were outstanding for more than 90 days.

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

Network and Facilities

Our networks are comprised of physical and logical infrastructures through which we provide fully-integrated services, whether fixed-line or mobile, voice, data or image, thereby optimizing available resources. We monitor our networks remotely from our centralized national network operations center in Rio de Janeiro. Network operating and configuration platforms, located at the network operations center, perform failure monitoring, database and configuration management, security management and performance analysis for the each network.

Fixed-Line Network

Our fixed-line networks include (1) networks of access lines connecting customers to digital exchanges, DSLAM or next generation network, or NGN, Multi-service Access Nodes, or MSANs, (2) digital exchanges, NGN controllers, NGN trunk gateways and MSANs, (3) trunk lines connecting digital exchanges, and (4) long-distance transmission equipment. As of December 31, 2011, our access network, including the access network of TNL and its other subsidiaries which we acquired as part of the corporate reorganization, served approximately 17.8 million fixed-line subscribers and approximately 2.9 million ADSL subscribers in Region I, and approximately 10.6 million fixed-line subscribers and approximately 2.1 million ADSL subscribers in Region II. As of December 31, 2011, we provided ADSL services in approximately 4,653 municipalities.

In 2011, we and TNL’s other subsidiaries provided fixed-line services at 1,118 new localities, 788 of which were provided with group access (public telephone services) and 331 of which were provided with individual access (residential telephone service), and we visited approximately 3,912 localities to confirm data on our record of localities. As of December 31, 2011, we and TNL’s other subsidiaries offered fixed-line services either with individual or group access in approximately 34,661 localities.

The following table sets forth selected information about our fixed-line networks as of the dates and for the periods indicated.

	As of and For Year Ended December 31,
	2011	2010	2009
Region I:
Installed access lines (in millions)	17.8	18.0	17.8
Access lines in service (in millions)	10.6	12.8	13.6
Public telephones in service (in thousands)	504.3	560.8	573.6
Broadband access lines in service (in millions)	2.9	2.4	2.2

Region II:
Installed access lines (in millions)	10.4	10.4	10.4
Access lines in service (in millions)	6.8	7.2	7.7
Public telephones in service (in thousands)	265.0	266.1	277.9
Broadband access lines in service (in millions)	2.1	1.9	1.9

Our fixed-line networks are fully digitalized and we have been introducing NGN technology in selected areas. Our long-distance network consists of optical fiber cable networks supporting high capacity Dense Wavelength Division Multiplex systems that can operate with up to 80 channels at 10 and 40 Gbps and microwave links that we use to complement the optical network in Region I and Region II. We have a nationwide long-distance backbone, consisting of an optical fiber network that connects the Federal District and the state capitals in Region I and Region II, other than Macapá (located in the State of Amapá) and is complimented by our satellite system. Most of the large urban areas of Regions I and II are also connected by our fiber optic cable networks. Our transmission infrastructure connects these digital switches to four international gateway switches: two in Rio de Janeiro, one in Curitiba and one in Brasília. Additionally, our network supports advanced services, including pre-paid and toll-free services, and permits local number portability.

Our long-distance backbone employs the most recent optical technologies available in the telecommunications industry. Currently we are in the process of quadrupling the capacity of our backbone as a result of the deployment of 40 Gbps optical technology. We employ automatic traffic protection to improve the reliability of our network and increase its traffic capacity. The network is fully supervised and operated by management systems that allow rapid response to customer service requests and reduce the recovery time in case of failures.

Satellite Network

We have deployed an expanded range of satellite-based services to comply with our public service obligations to the rural and remote areas of Brazil, including the Amazon rainforest region. These satellite services include internet access and access to corporate data applications. As of December 31, 2011, our satellite network covered approximately 4,500 localities in 24 states and the Federal District and provided voice and data services to approximately 6.8 million customers.

In 2000, we and TNL began the implementation of the land-based segment of our respective satellite networks in order to extend transmission to remote areas in the states of Acre, Paraná, Rondônia, Rio Grande do Sul, Santa Catarina, Pará, Amazonas, Amapá and Roraima, as well as to other areas with limited access to telecommunication services due to geographical conditions, such as Mato Grosso, Mato Grosso do Sul, Goiás and Tocantins. The satellite network comprises satellite earth stations located in less-populated rural areas, as well as hub stations in the cities of Brasília, Manaus, Boa Vista, Macapá, Belém, Santarém, Marabá, Rio de Janeiro, Curitiba, Porto Alegre, Florianópolis, Cuiabá, Porto Velho and Goiânia. These satellite networks use digital technology and began operating in August 2000. The fiber optic and satellite backbones are interconnected in Brasília, Belém, Fortaleza, Rio de Janeiro, Curitiba, Porto Alegre, Florianópolis, Cuiabá, Porto Velho and Goiânia. The integration of the land-based segment of our satellite network allows us to service our subscribers in any location in Regions I and II.

Hispamar Satellite S.A., or Hispamar, a Spanish-Brazilian consortium created in November 1999 by Hispasat (the leading satellite telecommunications provider in the Iberian Peninsula), and TNL operate the Amazonas 1 satellite, which was manufactured by Astrium (EADS Space Company). In December 2002, TNL entered into an agreement with Hispasat that granted and transferred to Hispamar the rights to exploit geostationary orbital position 61 degrees west, and TNL acquired a minority equity stake in Hispamar. The Amazonas 1 satellite was launched into geostationary orbit over the Americas and started to operate in November 2004. The Amazonas 1 satellite provides both C and Ku band transponders and on-board switching. The Amazonas 1 satellite is owned by a subsidiary of Hispasat and Hispamar has been granted the right to operate and lease all of the transponder space on this satellite.

In 2009, the Amazonas 2 satellite was launched and this satellite commenced commercial operations in early 2010. The Amazonas 2 satellite was manufactured by Astrium and launched into geostationary orbit of 61 degrees West. This satellite provides both C and Ku band transponders and on-board switching, with an expected lifetime of 15 years. The Amazonas 2 satellite is owned by a subsidiary of Hispasat and Hispamar has been granted the right to operate and lease all of the transponder space on this satellite.

We lease transponders from:

•

Hispamar with 754 MHz of capacity in the C band on the Amazonas 1 satellite and 540 MHz of capacity in the C band on the Amazonas 2 satellite to provide voice and data services through 653 remote switches covering 390 municipalities;

•

Hispamar with 98.3 Mhz of capacity in the Ku band on the Amazonas 1 satellite and 576 Mhz of capacity in the Ku band on the Amazonas 2 satellite to provide voice and data services to approximately 3,028 localities;

•	Intelsat Satellite with 205.8 MHz of capacity in the C band on the IA-8 satellite to provide voice and data services between five existing gateway switches;

•

Intelsat Satellite with 122 MHz of capacity in the C band on the IS-805 satellite and 648 MHz of capacity in the C band on the IS 10-02 satellite to transport voice and data signals from Manaus to Rio de Janeiro; and

•	Intelsat Satellite with 103 MHz of capacity in the C band on the IS-905 satellite to transport voice and data signals from Macapá to Rio de Janeiro and Boa Vista to Rio de Janeiro.

In 2005, we and TNL started to operate satellite platforms operating in the Ku band that are comprised of a satellite transport solution with Digital Video Broadcast — Return Channel Satellite, or DVB-RCS, technology and an NGN control solution.

Mobile Network

Our mobile networks operate on frequencies of 900 MHz/1800 MHz for GSM and 2100 MHz for UMTS. We offer mobile data applications based on GPRS/EDGE technology for our GSM network and on high speed packet access, or HSPA, technology for our UMTS network. We offer voice applications using our GSM and UMTS networks.

As of December 31, 2011, the 2G mobile networks of our company and TNL’s other subsidiaries, consisting of 12,688 active radio base stations, covered 1,468 municipalities in Region I, or 88.0% of the urban population in Region I, 1,287 municipalities in Region II, or 96.0% of the urban population in Region II, and 544 municipalities in Region III, or 99.0% of the urban population in Region III. We have GPRS coverage in 100% of the localities covered and EDGE coverage in all state capitals.

As of December 31, 2011, the 3G mobile networks of our company and TNL’s other subsidiaries, consisting of 5.833 active radio base stations, covered 92 municipalities in Region I, or 47.0% of the urban population in Region I, 85 municipalities in Region II, or 53.0% of the urban population in Region II, and 95 municipalities in Region III, or 71.0% of the urban population in Region III. We have 3G coverage in all state capitals.

Our mobile networks have unique data core that are fully integrated with our fixed-line data networks. Our mobile networks are directly interconnected to the national and international long-distance networks of all long-distance service providers operating in Regions I, II and III and all mobile services providers in Regions I, II and III.

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

We have deployed a Metro Ethernet network, which is a network that covers a metropolitan area to connect our subscribers to the internet, in several major metropolitan areas. We are currently expanding our Metro Ethernet network to other cities due to new customer demand. We have also deployed optical fiber networks based on gigabit passive optical network, or GPON, technology together with VDSL2 to provide fiber to the building and GPON providing fiber to the home. As a result of the implementation of this technology we are now able to provide broadband with speeds up to 100 Mbps to residential customers and up to 1 Gbps to commercial customers.

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

These features allow our integrated ATM network to service each of the different types of data applications used by our customers. ATM is a technology that converts existing twisted-pair telephone lines into access paths for high-speed communications. In response to changing customer needs, we are systematically replacing our ATM network with Ethernet and IP technologies.

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

DTH Network

We provide our DTH services through a satellite uplink located in Lurin, Peru which receives, encodes and transmits the television signals to satellite transponders. We lease these facilities and license the related technology from Telefónica.

We lease transponders for the delivery of the television signals to our subscribers from Telefónica. We have leased 216 Mhz of capacity in the Ku band on the Amazonas 1 satellite and 36 Mhz of capacity in the Ku band on the Amazonas 2 satellite to provide DTH services.

Our customers lease satellite dishes and set-top boxes from us as part of their subscriptions to our “Oi TV” services.

Television Cable Network

We provide subscription analog and digital television services and broadband internet access to the residential and commercial market segments in the cities of Belo Horizonte, Poços de Caldas, Uberlândia and Barbacena using a HFC network. The analog television signal is distributed from integrated headend equipment owned by Cemig Telecom that is located in these cities. The digital television signal is distributed to the HFC network in Belo Horizonte from our integrated headend equipment located in Alvorada in the city of Rio de Janeiro.

Network Maintenance

Most of our maintenance, installation and network servicing are performed by third-party service providers. For example, we have contracts with some well-known providers such as A.R.M. Engenharia for the maintenance of our external plant and equipment, and Alcatel-Lucent and Nokia Siemens Networks and Telemont for the maintenance of our internal plant and equipment. We also perform some of our ordinary course maintenance with our own team of maintenance technicians, which also coordinate the planning and execution of maintenance services performed by third parties.

In June 2007, Telemar entered into a services agreement with Nokia Siemens Networks for installation, operation, and corrective and preventive maintenance in connection with their external plant and associated equipment, public telephones, and fiber optic and data communication networks (including broadband access services) in the States of Rio de Janeiro and São Paulo. The total estimated payments under this contract are R$1.3 billion during the five-year term of this contract.

In July 2007, Telemar entered into a services agreement with Serede Serviços de Rede S/A for installation, operation, and corrective and preventive maintenance in connection with their external plant and associated equipment, public telephones and fiber optic in the State of Rio de Janeiro. The total estimated payments under this contract are R$385.9 million during the five-year term of this contract.

In July 2009, Telemar and Oi, entered into a services agreement with Nokia Siemens Networks for installation, operation, and corrective and preventive maintenance in connection with their fixed-line telecommunication services, mobile telecommunication services, data transmission services (including broadband access services), satellite services, buildings, access ways, and towers, in the States of Rio de Janeiro, Minas Gerais, Espírito Santo, São Paulo, Bahia, Sergipe, Pernambuco, Alagoas, Paraíba, Rio Grande do Norte, Ceará, Piauí, Maranhão, Pará, Amapá, Amazonas and Roraima. The total estimated payments under this contract are R$2.5 billion during the five-year term of this contract.

In November 2009, Telemar and Oi entered into a services agreement with Alcatel-Lucent to perform the same services in the States of Rio Grande do Sul, Santa Catarina, Paraná, Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins, Acre, Rondônia and the Federal District, as well as Pegasus data transmission network equipment in the States of Paraná, Santa Catarina, Rio Grande do Sul, Goiás and the Federal District. The total estimated payments under this contract are R$1.2 billion during the five-year term of this contract.

In March 2010, Telemar and Oi entered into a services agreement with Telemont for installation, operation, and corrective and preventive maintenance in connection with their external plant and associated equipment, public telephones, and fiber optic and data communication networks (including broadband access services) in the States of Minas Gerais, Espirito Santo, a portion of Rio de Janeiro, the Federal District, Mato Grosso, Mato Grosso do Sul, Tocantins, Acre, Rondônia and Goias. The total estimated payments under this contract are expected to be R$2.8 billion during the five-year term of this contract.

In July 2010, Telemar and Oi entered into a services agreement, which was effective as of March 1, 2010, with A.R.M. Engenharia for installation, operation, and corrective and preventive maintenance in connection with their external plant and associated equipment, public telephones, and fiber optic and data communication networks (including broadband access services) in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas, Sergipe, Bahia, Amazonas, Roraima, Pará, Amapá, Paraná, Santa Catarina and Rio Grande do Sul. The total estimated payments under this contract are R$3.2 billion during the five-year term of this contract.

Call Centers

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

In 2009, Telemar revised its call center arrangements with Contax Participações S.A., or Contax, relocating several of its call centers and reducing the number of call centers from 12 to nine. As part of this revision, Telemar invested in automated platforms that permit its prepaid customers to add pre-paid minutes to their subscriptions through an automated process.

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

Local Fixed-Line Services

In the local fixed-line telecommunication services market, competition has historically been focused on corporate customers, however, recently our competitors have begun compete in the consumer market with bundles or services targeted to the needs of lower income customers. In addition, competition from other telecommunication services has been increasing, particularly from mobile telecommunication services, which has led to traffic migration from fixed-line traffic to mobile traffic and the substitution of mobile services in place of fixed-line services, encouraged by offers of aggressively-priced packages from some mobile telecommunication service providers. Finally, the decrease in interconnection rates has discouraged the construction of new fixed-line networks and has led to decreases in market prices for telecommunication services by enabling telecommunication service providers that use the local fixed-line networks of incumbent fixed-line providers to offer lower prices to their customers.

We are the leading provider of local fixed-line services in Region I with 12.0 million fixed lines in service as of December 31, 2011 and an estimated market share of 72.7% of the total fixed lines in service in this region as of December 31, 2011, based on information available from ANATEL. Our principal competitor in Region I for fixed-line services are (1) Embratel (an affiliate of Telecom Americas Group, which is a subsidiary of América Móvil, an affiliate of Telmex), which had an estimated market share of 17.4% of the total fixed lines in service in this region as of December 31, 2011, and (2) GVT (an affiliate of Vivendi S.A.), which had an estimated market share of 5.0% of the total fixed lines in service in this region as of December 31, 2011, in each case based on information available from ANATEL. During 2011, GVT increased its competitive activities in Region I, expanding its fiber optic network in high-income residential areas and increasing its services to low- and medium-size businesses.

We are the leading provider of local fixed-line services in Region II with 6.8 million fixed lines in service as of December 31, 2011 and an estimated market share of 66.4% of the total fixed lines in service in this region as of December 31, 2011, based on information available from ANATEL. Our principal competitors in Region II for fixed-line services are (1) GVT, which had an estimated market share of 18.5% of the total fixed lines in service in this region as of December 31, 2011, and (2) Embratel, which has an estimated market share of 11.0% of the total fixed lines in service in this region as of December 31, 2011, in each case based on information available from ANATEL.

Embratel provides local fixed-line services to residential customers through the cable network owned by its subsidiary Net in the portions of Regions I and II where Net provides cable television service. As a result, Net is able to offer cable television, broadband and telephone services as a bundle at a very competitive price. Net has engaged in efforts to promote Embratel’s fixed-line service by offering free local fixed-line service to its customers for a period of one year. We expect competition from Embratel to increase as the cable network of Net expands through internal growth and as a result of acquisitions.

We also expect competition from Embratel and GVT to increase in certain large cities, such as Rio de Janeiro, Belo Horizonte and Salvador, where they continue to expand their respective local fixed-line network. GVT has also begun to expand in some medium size cities with population in the range of 350,000 to 1,000,000.

TIM and Vivo have entered the local fixed-line services market by offering fixed-line wireless services which, unlike traditional mobile services, only permit a subscriber to place and receive calls when in proximity to a single specified radio base station. These services allow TIM and Vivo to offer fixed-line service without installing a network of fixed lines directly to the homes or businesses of their fixed-line customers. As of December 31, 2011, TIM has a market share of 1.2% in the Brazilian local fixed-line services market.

We expect to continue to face competition from mobile services providers, which represent the main source of competition in the local fixed-line service market. As of December 31, 2011, there were 122 million mobile subscribers (including our mobile customers) in Region I, a 18.0% increase over December 31, 2010, there were 61 million mobile subscribers (including our mobile customers) in Region II, a 14.0% increase over December 31, 2010, and there were 60 million mobile subscribers (including our mobile customers) in Region III, a 16.0% increase over December 31, 2010, based on information available from ANATEL. The increase in the number of mobile users, in addition to reduced mobile services rates, is expected to continue to adversely affect the number of fixed-line subscribers and the volume of local fixed-line traffic. In addition, because mobile providers offer promotions and service plans that permit subscribers to make calls within the mobile provider’s network at rates that are less than those charged for calls from a fixed-line telephone to a mobile telephone, we believe that we may be vulnerable to traffic migration as customers with both fixed-line and mobile telephones use their mobile devices to make calls to other mobile subscribers.

We believe that major technological innovations, such as instant messaging services and VoIP, may impact local fixed-line traffic in the future. In Brazil, those services have been increasing in popularity, which could put further pressure on the local fixed-line telecommunications market.

Long-Distance Services

The long-distance services market is highly competitive. For the year ended December 31, 2011, based on information available from ANATEL, (1) of the total number of long-distance minutes originated in Region I, we had a market share of 9.1%, ranking behind TIM with 57.4% and Embratel with 29.8%, (2) of the total number of long-distance minutes originated in Region II, we had a market share of 17.4%, ranking behind TIM with 48.0% and ahead of Embratel with 26.1%, and (3) of the total number of long-distance minutes originated in Region III, we had a market share of 10.8%, ranking behind TIM with 34.5%, Telesp with 20.3% and Embratel with 29.0%.

Our principal competitor for long-distance services is TIM, which in 2010 began aggressively promoting its long-distance services with significant discounts. Historically, our principal competitor for long-distance services has been Embratel. As a result of our commencement of mobile services in Region III, we have also begun to compete with Telesp (a subsidiary of Telefónica), which is the incumbent fixed-line service provider in Region III.

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

In December 2010, Nextel Brazil acquired licenses to provide 3G services throughout Brazil. Nextel has announced that if expects to launch commercial services on its 3G network in certain markets between June and December 2012. We expect that Nextel’s entrance in the market will increase competition for mobile services.

As of December 31, 2011, based on information available from ANATEL, we had a market share of 23.2% of the total number of subscribers in Region I, ranking behind Vivo with 27.2% and TIM with 26.7%, and ahead of Claro with 22.5%, and we captured 19.9% of all net additions of mobile subscribers in Region I (calculated based on the number of mobile subscribers at the end of a period less the number of mobile subscribers at the beginning of that period) during 2011.

As of December 31, 2011, based on information available from ANATEL, we had a market share of 14.2% of the total number of subscribers in Region II, ranking behind Vivo with 30.8%, Claro with 28.6% and TIM with 26.3%, and we captured 9.0% of all net additions of mobile subscribers in Region II during 2011.

As of December 31, 2011, we had a market share of 14.5% of the total number of subscribers in Region III, ranking behind Vivo with 33.0%, Claro with 26.1% and TIM with 26.3%. Based on information available from ANATEL, we captured 16.4% of all net additions of mobile subscribers in Region III during 2011.

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

DTH Services

In Brazil, the high quality programming of television broadcasters has resulted in aggregate ratings for these broadcasters of approximately 90% of viewers and has limited the perceived value of subscription television. As a result, the subscription television market in Brazil has a low penetration compared to developed countries and even to other South American countries such as Argentina, Chile and Mexico. Penetration rates by subscription television have grown from 8.0% of Brazilian households in 2005 to 21.2% in 2011. According to information available from ANATEL, the Brazilian subscription television market grew by more than 30.7% in 2011.

The primary providers of subscription television services in Regions I and II in Brazil are Embratel, which provides DTH service under the “Claro TV” brand, SKY, which provides DTH services, and Net, which provides subscription television services using coaxial cable. We commenced offering DTH subscription television services to the low-income residential market in the states of Rio de Janeiro, Minas Gerais, Rio Grande do Sul, Paraná and Santa Catarina. In 2010, we expanded this service to the Distrito Federal and the states of Bahia, Sergipe, Pernambuco, Ceará, Paraíba, Rio Grande do Norte, Alagoas, Espírito Santo and Goiás. In 2011, we expanded this service to the remaining states of Regions I and II.

Concessions, Authorizations and Licenses

Under the General Telecommunications Law and ANATEL regulations, the right to provide telecommunication services is granted either through a concession under the public regime or an authorization under the private regime. For additional details regarding the rights and obligations of service providers operating under the public regime and the private regime, see “—Regulation of the Brazilian Telecommunications Industry— Concessions and Authorizations.” We operate under:

•

a concession to provide local fixed-line services in Region I (other than the 57 municipalities in the State of Minas Gerais that are excluded from the concession area of Region I) and a concession to provide local fixed-line services in Region II (other than the nine municipalities in the States of Goiás, Mato Grosso do Sul and Paraná that are excluded from the concession area of Region II);

•

a concession to provide domestic long-distance services in Region I (other than the 57 municipalities in the State of Minas Gerais that are excluded from the concession area of Region I) and a concession to provide domestic long-distance services in Region II (other than the nine municipalities in the States of Goiás, Mato Grosso do Sul and Paraná that are excluded from the concession area of Region II);

•	authorizations to provide personal mobile services in Regions I, II and III;

•

radio frequency licenses to provide 3G mobile services in Regions I, II and III (other than 23 municipalities in the interior of the State of São Paulo that include the city of Franca and surrounding areas);

•

authorizations to provide local fixed-line services and domestic long-distance services in (1) the 57 municipalities in the State of Minas Gerais that are excluded from the concession area of Region I, (2) the nine municipalities in the States of Goiás, Mato Grosso do Sul and Paraná that are excluded from the concession area of Region II, and (3) Region III;

•	authorizations to provide international long-distance services originating anywhere in Brazil;

•	authorizations to provide Multimedia Communication Services (Serviço de Comunicação Multimídia) throughout Brazil; and

•	an authorization to provide DTH satellite television services throughout Brazil.

These concessions and authorizations allow us to provide specific services in designated geographic areas and set forth certain obligations with which we must comply.

Fixed-Line Services Concession Agreements

We have entered into concession agreements with ANATEL that govern our concessions to provide fixed-line services in the Federal District and each of the states of Regions I and II. Each of our concession agreements:

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

These concession agreements required us to render services in public telecommunications offices that serve as business centers for low-income populations. In April 2008, these concession agreements were amended to remove the obligation to construct new public telecommunications offices and replace this obligation with obligations to provide transmission lines connecting our fiber-optic internet backbones to municipalities in our concession areas in which we did not provide internet service, which we refer to as backhaul. Under these amendments, we were obligated to set up backhaul in 3,252 municipalities in Regions I and II. The facilities that we constructed to meet these obligations are considered to be property that is part of our concessions and will therefore revert to the Brazilian government on January 1, 2026.

On June 30, 2011, these concession agreements were amended, and we consolidated our previously existing concession agreements for the Federal District and each of the states of Region II in a single concession agreement and our previously existing concession agreements for each of the states of Region I in a single concession agreement. In addition to the terms of our existing obligations under our previously existing local fixed-line concession agreements, the new concession agreements:

•	remove the restrictions that had been in our local fixed-line concession agreements which had prohibited us from offering subscription television services, such as IP TV, over our fixed-line networks;

•

expand the scope of revenue generating activities that we must use to calculate the biannual fees we owed in connection with their concession agreements, while allowing us to apply the amount of such fees to finance the expanded service obligations created by the amended General Plan on Universal Service in lieu of making payment to ANATEL;

•	requires us to implement electronic billing systems;

•	establishes new conditions under which ANATEL may access information from us;

•	removes the grace period during which we could repair systemic service interruptions without incurring fines; and

•	requires us to rescind our contracts if ANATEL determines they are contrary to any rules or regulations, economic order or public interest.

These concession agreements provide that ANATEL may further modify their terms in 2015 and 2020 and may revoke them prior to expiration under the circumstances described under “—Regulation of the Brazilian Telecommunications Industry—Regulation of Fixed-Line Services—Termination of a Concession.” The modification right permits ANATEL to impose new terms and conditions in response to changes in technology, competition in the marketplace and domestic and international economic conditions. ANATEL is obligated to engage in public consultation in connection with each of these potential modifications.

Domestic Long-Distance Services Concession Agreements

We have entered into concession agreements with ANATEL that govern our concessions to provide domestic long-distance services originating from the Federal District and each of the states of Regions I and II. Each of our concession agreements:

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

On June 30, 2011, these concession agreements were amended, and we consolidated our previously existing concession agreements for the Federal District and each of the states of Region II in a single concession agreement and our previously existing concession agreements for each of the states of Region I in a single concession agreement. In addition to the terms of our existing obligations under our previously existing domestic long-distance concession agreements, the new concession agreements:

•	expand the scope of revenue generating activities that we must use to calculate the biannual fees we owe in connection with our concession agreements;

•	requires us to implement an electronic billing systems;

•	establishes new conditions under which ANATEL may access information from us;

•	removes the grace period during which we can repair systemic service interruptions without incurring fines; and

•	requires us to rescind our contracts if ANATEL determines they are contrary to any rules or regulations, economic order or public interest.

These concession agreements provide that ANATEL may further modify their terms in 2015 and 2020 and may revoke them prior to expiration under the circumstances described under “—Regulation of the Brazilian Telecommunications Industry—Regulation of Fixed-Line Services—Termination of a Concession.” The modification right permits ANATEL to impose new terms and conditions in response to changes in technology, competition in the marketplace and domestic and international economic conditions. ANATEL is obligated to engage in public consultation in connection with each of these potential modifications.

Personal Mobile Services Authorization Agreements and Radio Frequency Spectrum Licenses

We have entered into authorization agreements with ANATEL that govern our authorizations to provide personal mobile services in Regions I, II and III. These authorizations permit us to provide personal mobile services for an indeterminate period of time, but do not provide us with the right to use specific radio frequency spectrum.

We hold nine licenses to use radio frequency spectrum to provide 2G services in specific geographic regions of Region II. These licenses grant us permission to use the applicable radio spectrum for 15 years from the date of the authorization agreement under which they are granted and are renewable for additional 15-year terms. Upon renewal of any of these licenses and on every second anniversary of such renewal, we will be required to pay an amount equal to 2.0% of our prior year’s net operating revenue from personal mobile services. The initial terms of our radio frequency spectrum licenses expire between 2016 and 2022.

Our authorization agreements are subject to network scope and service performance obligations set forth in these authorization agreements. Under these obligations we are required to (1) service all municipalities in Regions I and II with a population in excess of 100,000, and (2) service all municipalities in Region III with a population in excess of 200,000. In addition, by the fifth anniversary of the date of the authorization agreement for Region III, we will be required to service all municipalities in Region III with a population in excess of 100,000. A municipality is considered “serviced” when the covered service area contains at least 80% of the urban area in the municipality. Our failure to meet these targets may result in the imposition of penalties established in ANATEL regulations and, in extreme circumstances, in termination of our personal mobile services authorizations by ANATEL. As of the date of this annual report, we have satisfied the network scope and service performance obligations set forth in these authorization agreements.

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

3G Radio Frequency Licenses

We hold five licenses to use radio frequency spectrum to provide 3G services in Regions I, II and III. Each of these licenses grants us permission to use the applicable radio spectrum for 15 years from the date of grant and is renewable for additional 15-year terms. We will be required to pay an amount equal to 2.0% of our prior year’s net operating revenue from personal mobile services upon renewal of the license and on every second anniversary of the renewal. The initial terms of these licenses expire in 2023.

These radio frequency licenses include network scope obligations. Under these obligations, we are currently required to (1) provide service to 168 municipalities in Region II that did not have mobile services at the time these licenses were granted with either 2G or 3G mobile telecommunication services, and (2) provide 3G service to all state capitals in Region II, the Federal District and all municipalities with a population in excess of 500,000 inhabitants. In addition, we will be required to:

•	provide 3G service to all of municipalities covered by these licenses with a population in excess of 200,000 by the fourth anniversary of the date of these licenses;

•	provide 3G service to all of the municipalities covered by these licenses with a population in excess of 100,000 by the fifth anniversary of the date of these licenses;

•	provide 3G service to 50% of all of the municipalities with a population between 30,000 and 100,000 by the fifth anniversary of the date of these licenses; and

•

provide 3G service to 60% of the municipalities, including 242 specified municipalities, covered by these licenses with a population less than 30,000 by the eighth anniversary of the date of these licenses.

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

Fixed-Line Services Authorization Agreements

We have entered into authorization agreements with ANATEL that govern our authorizations to provide local fixed-line services in and domestic long-distance services originating from (1) the 57 municipalities in the State of Minas Gerais that are excluded from the concession area of Region I, (2) the nine municipalities in the States of Goiás, Mato Grosso do Sul and Paraná that are excluded from the concession area of Region II, and (3) Region III. These authorizations do not have termination dates and require us to comply with certain quality of service obligations set forth in the General Plan on Quality Goals.

We have also entered into authorization agreements with ANATEL that govern our authorizations to provide international long-distance services originating from anywhere in Brazil. These authorizations do not have termination dates and require us to comply with quality of service obligations set forth in the General Plan on Quality Goals.

Multimedia Communication Services Authorization Agreements

We have a Multimedia Communication Services authorizations, which superseded our prior Telecommunications Network Transportation Services (Serviço de Rede de Transporte de Telecomunicações) authorizations, permitting us to provide high speed data service.

The Multimedia Communication Services authorizations became effective in May 2003 and cover the same geographical areas as our concession agreements. In April 2008, in connection with the amendments to our fixed-line services concessions, we agreed to provide internet service free of charge until December 31, 2025 to all urban schools in the areas of our concession agreements.

Term of Commitment to Adhere to National Broadband Plan

On June 30, 2011, we entered into a Term of Commitment (Termo de Compromisso) with ANATEL and the Ministry of Communications to formalize our voluntary commitment to adhere to the terms of the National Broadband Plan, created in May 2010 by Executive Decree No. 7,175/10 with the goal to make broadband access available at low cost, regardless of technology, throughout Brazil. Pursuant to the Term of Commitment, we are required to offer (1) broadband services with minimum upload and download capabilities to retail customers in certain sectors of Region I and II for a maximum price of R$35 per month (or R$29.90 in ICMS-exempt states), plus fees, and (2) access to our broadband infrastructure to certain wholesale customers, including small businesses and municipalities, in certain sectors of Region I and II for a maximum price of R$1,253 per 2 Mbps per month and a one-time installation fee, while observing all quality standards under ANATEL regulations. Both retail and wholesale services are subject to certain network capacity limits and need only be provided at the demand of the customer. The services provided under the Term of Commitment may be implemented gradually, beginning in November 2011, although we are obligated to make services available to 100% of eligible retail and wholesale customers by December 31, 2014 and June 30, 2013, respectively. The Term of Commitment also requires that we:

•

provide one public internet access point for the first 20,000 inhabitants and one additional access point for each subsequent 10,000 inhabitants, with a limit of six access points, at a speed of 2 Mbps, in each municipality that has only satellite service, free of charge and upon demand of such municipality;

•	adequately advertise the services contemplated by the Term of Commitment and present to the Ministry of Communications semi-annual reports detailing our marketing efforts; and

•	make our best efforts to offer broadband services to retail customers at speeds of up to 5 Mbps, reaching the largest possible number of municipalities by 2015.

The Term of Commitment will expire on December 31, 2016.

DTH Authorization Agreement

In November 2008, we entered into an authorization agreement with ANATEL that governs our use of satellite technology to provide DTH satellite television services throughout Brazil. The authorization agreement permits us to provide DTH satellite television services for 15-years and is renewable for an additional 15 year term in exchange for a fee to be agreed upon between us and ANATEL.

Under this authorization, we are required to furnish equipment to certain public institutions, to make channels available for broadcasting by specified public institutions, and to comply with quality of service obligations set forth in applicable ANATEL regulations.

Capital Expenditures

Our capital expenditures on property, plant and equipment and intangible assets were R$1,297 million in 2011, R$889 million in 2010 and R$1,090 million in 2009. The following table sets forth our capital expenditures on plant expansion and modernization for the periods indicated.

	Year Ended December 31,
	2011		2010		2009
	(in millions of reais)

Mobile network and systems	R$	96	R$	150	R$	444
Data transmission equipment		443		146		170
Voice transmission		212		260		174
Telecommunication services infrastructure		58		43		15
Information technology services		60		55		63
Backbone transmission		25		21		66
Network management system equipment		13		45		3
Buildings, improvements and furniture		6		3		9
Submarine cables		15		52		69
Internet services equipment		12		33		17
Other		357		81		60

Total capital expenditures		1,297		889		1,090
(Unpaid) amount and cash outflow to settle previously recorded liabilities		(413)		(134)		307

Total capital expenditures according to the cash flow statement	R$	884	R$	755	R$	1,397

TNL’s capital expenditures on property, plant and equipment and intangible assets on a consolidated basis were R$4,959 million in 2011, R$2,947 million in 2010 and R$4,859 million in 2009. The following table sets forth TNL’s capital expenditures on plant expansion and modernization for the periods indicated.

	Year Ended December 31,
	2011		2010		2009
	(in millions of reais)

Mobile network and systems	R$	952	R$	703	R$	2,447
Data transmission equipment		1,497		500		698
Voice transmission		870		740		1,120
Telecommunication services infrastructure		571		296		304
Information technology services		286		221		157
Other		783		487		133

Total capital expenditures		4,959		2,947		4,859
Amount paid and cash outflow to settle previously recorded liabilities		150		625		882

Total capital expenditures according to the cash flow statement	R$	5,109	R$	3,572	R$	5,741

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

Ongoing Capital Expenditures

Our principal capital expenditures relate to a variety of projects designed to expand and upgrade our mobile telephone networks, our voice transmission networks, our data transmission networks, our subscription television services, and our telecommunications infrastructure and information technology equipment.

Mobile Services Network

We have undertaken a project to upgrade a portion of our mobile networks to enable us to increase the capacity of our mobile network by approximately 10 million subscribers. We plan to support the growth of our subscriber base by constructing 205 new radio base stations and expanding the capacity at many of our existing radio base stations. In addition, we have undertaken a project to replace approximately 2,265 of our radio base stations, all of which previously employed Alcatel-Lucent technology, with Huawei base stations. We expect to complete the replacement of these radio base stations by December 2012. Our total investment in these projects was R$498 million in 2009, R$151 million in 2010 and R$100 million in 2011.

We plan to deploy new base stations and transceivers to improve our 3G coverage and quality in areas which we already serve, reducing the level of signal congestion in these areas, and to expand our 3G service to municipalities in Regions I, II and III where we currently do not provide 3G service. We are also investing in equipment to support the introduction of wireless local loop technology which will provide service to our customers through our GSM network in areas not supported by our fixed-line network. We are continuing to upgrade portions of our mobile networks to support greater data rates through the HSPA+ standard. We are in the final phases of testing of Long Term Evolution technology as a solution for the evolution of our mobile network.

Voice Transmission Network

We are investing in new equipment for our switching station to support next-generation networks to support offerings of new value-added services to our fixed-line customers. We believe that our investment in next-generation networks will (1) assist us in meeting the increased demand for long distance traffic, both domestic and international, through the use of VoIP, (2) will permit us to offer differentiated services, such voice over broadband, and (3) significantly promote fixed-mobile convergence. In addition, we are undertaking a program of removing and replacing smaller switching stations and integrating these operations with other switching stations to promote efficiency in our operations. In addition, we monitor the anticipated demands of new residential developments and the service demand growth of existing residential areas to ensure that we adequate network equipment is available to service the demands of these areas.

Data Transmission Network

We are investing in the acquisition and installation of data communications equipment to replace our ATM network with Ethernet and IP technologies. During 2012, we expect to deploy IP routers and multi-protocol label switching nodes along the main ATM core in each of our service regions. Following this deployment, we expect to begin migrating our customers to the new routers.

In addition, we are investing in our ultra broadband project, through which we expect to increase the availability of high-speed internet access services as part of Brazil’s National Broadband Plan.

Telecommunications Infrastructure and Information Technology Equipment

We are investing in the expansion of the network operating platform supporting our network operations center to assist us in monitoring transmission failures in real time and assist us in correlating and integrating data related to these transmission failures to their root causes with the aim of reducing the frequency of these events.

We are investing in the expansion of our transport networks in an effort to ensure that our networks continue to have the capacity to serve our existing customers and to support our plans to expand our services. Among other investments, we are investing in the expansion of our national backbone to support the expansion of 3G services and new services, the expansion of our satellite network, taking measures to improve our network synchronization and signaling links, taking measures to improve our interconnection traffic, investing in projects to improve route optimization.

We are also investing in projects to improve our networks by increasing the redundancy of our wire and fiber optic cable routes and establishing new linear and ring routes. We also perform preventive maintenance on sections of our network that have unusually high failure rates, and have a program to replace network elements in these sections.

We are investing in the expansion of capacity of our servers dedicated to our corporate customers with a view to increasing the efficiency of the services that we provide to these customers.

We are investing in the standardization of our facilities to deter fraud and improve the quality of our services, including the replacement of some of our public telephones.

2012 Capital Expenditure Budget

Our 2012 capital expenditure budget totals approximately R$6.0 billion. We plan to finance such expenditures through operating cash flows and long-term financings. From this total, we have budgeted 16% of our 2012 capital expenditure budget for the mobile telephone services business, 16% for voice transmission, including capital expenditures necessary to meet our regulatory targets, 29% for data transmission equipment, including equipment for broadband services, 10% for telecommunications services infrastructure, 7% for information technology services, and 2% for the IPTV business, including capital expenditures for fiber-to-the-home infrastructure, broadband and VOIP services.

Research and Development

We conduct independent innovation, research and development in areas of telecommunication services but historically we have not independently developed new telecommunications technologies. We depend primarily on suppliers of telecommunications equipment for the development of new technology.

As a condition to ANATEL’s approval of Telemar’s acquisition of control of our company in January 2009, Telemar agreed to make annual investments in innovation, research and development through 2018 in amounts equal to at least 50% of the amounts of its contributions to the Telecommunications Technology Development Fund (Fundo para o Desenvolvimento Tecnológico das Telecomunicações), or the FUNTTEL. To fulfill this obligation, as well as to centralize our innovation, research and development activities and programs, in 2009, we have created a division to manage innovation, research and development with the mission of coordinating and promoting efforts and projects that it develops.

Our technology laboratory performs a variety of functions, such as operation support systems, business support systems and information security. We conduct trials of technologies from different vendors in this laboratory to evaluate these technologies for deployment.

Since 2009, we has executed cooperation agreements with the following national research centers: CERTI Foundation, C.E.S.A.R., Technological Projects, Research and Studies Coordination Foundation (Fundação Coordenação de Projetos, Pesquisas e Estudos Tecnológicos – COPPETEC), Telecommunications Research and Development Foundation (Fundação Centro de Pesquisa e Desenvolvimento em Telecomunicações - CPqD), Technological Innovation Foundation (Fundação Para Inovações Tecnológicas—FITEC), National Institute for Telecommunications Foundation (Fundação Instituto Nacional de Telecomunicações—Inatel) and PUC-RJ. We have also executed cooperation agreements with Brazilian national telecommunication suppliers which develop technology in Brazil, such as AsGa S.A., Digitel S.A. – Indústria Eletrônica and Padtec S.A.

In order to achieve our goals on innovation investments, in 2011, we intensified the process for the exploration of innovative services and activities concerning innovation, research and development to promote our innovation ecosystem and in October 2011 launched the first call for Innovative Mobile Applications for Major Events through the Oi Innovation Program (Programa Oi Inovação).

Our investments in innovation, research and development totaled R$0.4 million in 2009, R$2 million in 2010, and R$23 million in 2011, and the investment of TNL in innovation, research and development on a consolidated basis totaled R$83 million in 2009, R$99 million in 2010 and R$122 million in 2011.

Property, Plant and Equipment

Our principal properties, owned and leased, are located in Regions I and II. At December 31, 2011, the net book value of our property, plant and equipment was R$5,793 million and the net book value of TNL’s property, plant and equipment on a consolidated basis was R$23,294 million. Our main equipment consists of transmission equipment, trunking and switching stations (including local, tandem and transit telephone exchanges), metallic and fiber-optic cable networks and lines, underground ducts, posts and towers, data communication equipment, network systems and infrastructure (including alternating and direct current supply equipment) and motor-generator groups.

As of December 31, 2011, of the net book value of our property, plant and equipment transmission equipment represented 47.6%; construction in progress represented 17.3%; infrastructure, primarily underground ducts, post and towers, cables and lines represented 16.9%; buildings represented 6.8%, plant and equipment related to switching stations represented 5.8%; and other fixed assets represented 5.6%.

As of December 31, 2011, of the net book value of TNL’s property, plant and equipment on a consolidated basis transmission equipment represented 42.3%; infrastructure, primarily underground ducts, post and towers, cables and lines represented 21.8%; construction in progress represented 15.1%; plant and equipment related to switching stations represented 9.5%; buildings represented 6.5%; and other fixed assets represented 4.9%.

All property, plant and equipment that are essential in providing the services described in our concession agreements are considered “reversible assets,” which means that, should our concession agreements expire or terminate without being renewed, these assets will automatically revert to ANATEL. There are no other encumbrances that may affect the utilization of our property, plant and equipment. For more details, see note 17 to our consolidated financial statements.

Intellectual Property

We believe the trademarks that identify us and our businesses are important for us, and as a result, we have taken steps to protect them. At December 31, 2011, we had 171 trademarks registered with the National Institute of Industrial Property (Instituto Nacional de Propriedade Industrial), or INPI, and 273 pending trademark applications, and TNL and its subsidiaries, including our company, had 803 trademarks registered with the INPI and 667 pending trademark applications. Our main trademark, “Oi,” is registered with the INPI in several classes, which allows us to use this trademark in a variety of markets in which we operate, including in connection with our fixed-line, mobile and broadband services. Among the various trademarks we have registered with the INPI, two are being contested by third parties, and 12 of the trademarks TNL and its subsidiaries, including our company, has registered with the INPI are being contested by third parties. In addition, of our 273 pending trademark applications, six have been challenged by third parties, and of the 667 pending trademark applications of TNL and its subsidiaries, including our company, 83 have been challenged by third parties.

As of December 31, 2011, we had 837 domain names and TNL and its subsidiaries, including our company, had 1,034 domain names registered with the Center of Information and Coordination of Dot Br –NIC. Br, an agency responsible for registering domain names in Brazil. The information included on our websites or that might be accessed through our websites is not included in this annual report and is not incorporated into this annual report by reference.

As of December 31, 2011, we the INPI had granted one patent to our company. We had also filed eight patent applications, which are pending with the INPI. Requests for technical examination have been submitted to the INPI for all of these pending patent applications. Once examination is concluded, a decision accepting or rejecting the application will be issued. If granted, the patent will have a term of 20 years from the date of filing and no less than ten years from the date the application is granted.

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

Social Responsibility

Oi Futuro is a non-profit institution that organizes our social responsibility activities, including social projects that foster education, the environment, sports and culture. The aim of Oi Futuro is to democratize access to knowledge, in order to accelerate and promote human development.

During the ten years since its inception, Oi Futuro has aided more than four million people through programs such as Oi Tonomundo, which provides broadband internet access to computer laboratories in public schools, NAVE – Advanced Education Nucleus, Oi Kabum! Schools of Arts and Technology, Oi Novos Brasils (new Brazils), which lends support to social projects developed by nonprofit organizations, the Cultural Sponsorships Program, the Incentivized Sports Sponsorship and the Oi Environmental Projects Program. We also maintain, in partnership with the Brazilian government, the Broadband Program in Schools, which as of December 2011, provided high speed internet access to more than 49,800 urban public schools.

We contributed R$31 million to Oi Futuro in 2011, R$28 million in 2010 and R$28 million in 2009.

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

Concessions and Authorizations

Under the General Telecommunications Law and ANATEL regulations, the right to provide telecommunication services is granted either through a concession under the public regime (as discussed below) or an authorization under the private regime (as discussed below). A concession is granted for a fixed period of time following a public auction and is generally renewable only once. An authorization is granted for an indeterminate period of time and public auctions are held for some authorizations. These concessions and authorizations allow service providers to provide specific services in designated geographic areas, set forth certain obligations with which the service providers must comply and require equal treatment of customers by the service providers.

The four principal providers of fixed-line telecommunication services in Brazil, Telemar, Oi, Telesp and Embratel, provide these services under the public regime. In addition, CTBC and Sercomtel, which are secondary local fixed-line telecommunication service providers, operate under the public regime. All of the other providers of fixed-line telecommunication services and all providers of personal mobile services and data transmission services in Brazil operate under the private regime.

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

Public Regime Concessions

Each of the public regime service providers operates under concession agreements that expire in December 2025. Under these concession agreements, each of the public regime service providers is required to comply with the provisions of (1) the General Plan on Universal Service that was adopted by ANATEL in June 2003, (2) the General Plan on Quality Goals that was adopted by ANATEL in June 2003, and (3) the General Plan on Competition Targets, which, as of the date of this annual report, has not yet been adopted by ANATEL. The General Plan on Competition Targets was submitted for public consultation in July 2011 and the public consultation period ended on October 23, 2011. We expect these new regulations, as they may be modified as a result of ANATEL’s further analysis, to be adopted in 2012. For more information on the proposed General Plan on Competition Targets, see “—General Plan on Competition Targets.”

The concession agreements provide that ANATEL may modify their terms in 2015 and 2020 and may revoke them prior to expiration under the circumstances described below under “—Termination of a Concession.” The modification right permits ANATEL to impose new terms and conditions in response to changes in technology, competition in the marketplace and domestic and international economic conditions. ANATEL is obligated to engage in public consultation in connection with each of these potential modifications.

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

Prior to 2008, Factor X, which was discounted from the IST, was equal to 50% of the increase in a public regime provider’s productivity. Beginning in 2008, ANATEL has calculated the sector’s weighted average productivity rate. As of the date of this annual report, Factor X is equal to (1) 50% of the increase in the weighted average productivity rate of public regime providers, plus (2) a factor calculated by ANATEL that is designed to reflect cost optimization targets for the telecommunications industry as a whole. If the weighted average productivity rate is negative, ANATEL will not allow an annual adjustment in excess of the IST.

ANATEL has proposed new regulations under which it would modify the Factor X applicable to the determination of rate increases available to public concessionaires providing fixed-line services. These regulations were submitted for public consultation in July 2011 and the public consultation period ended on September 1, 2011. We expect these new regulations, as they may be modified as a result of ANATEL’s further analysis, to be adopted in 2012.

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

On June 30, 2011, the General Plan on Universal Service was amended. Among other things, these amendments:

•

expanded the obligations of local fixed-line service providers to provide individual access to fixed-line voice services to economically disadvantaged segments of the Brazilian population within their service areas, through programs to be established and regulated by ANATEL;

•	reduced the density requirements applicable to the obligations of local fixed-line service providers to provide public telephones in urban areas within their service areas; and

•

expanded the obligations to provide universal service in rural and remote areas of local and long-distance fixed-line providers that obtain authorizations to use radio spectrum in the 450 Mhz band, including increased obligations to provide individual and group access to fixed-line voice services.

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

As of the date of this annual report, ANATEL has not yet adopted final unbundling rules or rates for full unbundling, although ANATEL has proposed a General Plan on Competition Targets, which addresses a variety of matters, including regulations related to partial unbundling and/or full unbundling of the local fixed-line networks of the public regime service providers. The General Plan on Competition Targets was submitted for public consultation in July 2011 and the public consultation period ended on October 23, 2011. We expect these new regulations, as they may be modified as a result of ANATEL’s further analysis, to be adopted in 2012. We expect that the rates that we would receive from other telecommunication services providers accessing our fixed-line networks under these regulations, if adopted, will be lower than the rates we currently charge our customers for providing fixed-line and broadband internet services.

Service Restrictions

Pursuant to regulations in effect as of the date of this annual report, public regime providers are subject to certain restrictions on alliances, joint ventures and mergers and acquisitions with other public regime providers, including:

•	a prohibition on holding more than 20% of the voting shares of more than one other provider of public regime services; and

•	a restriction on mergers between regional fixed-line service providers.

In December 2010, ANATEL adopted new regulations eliminating the limitation on the number of authorizations to provide subscription television services. In September 2011, the Brazilian congress passed Law No. 12,485, which was signed into law by the President of Brazil in September 2011. Law No. 12,485 creates a new legal framework for subscription television services in Brazil, replacing and unifying the previously existing regulatory provisions that governed various forms of subscription television services, such as cable television, Multichannel Multipoint Distribution Service, or MMDS, and DTH. The principal provisions of Law No. 12,485:

•

allow fixed-line telephone concessionaires, such as us, who previously were allowed to provide subscription television services using only MMDS and DTH technologies, to enter the cable television market in Brazil;

•	remove existing restrictions on foreign capital investments in cable television providers;

•	establish minimum quotas for domestic content programming on every television channel;

•	limit the total and voting capital held by broadcast concessionaires and authorized providers, and in television programmers and producers, with headquarters in Brazil to 30%; and

•	prohibit telecommunications service providers with collective interests from acquiring rights to disseminate images of events of national interest and from hiring domestic artistic talent.

The framework established by Law No. 12,485 is expected to increase the availability and lower the price of subscription television services in Brazil, through increased competition among providers, and improve the quality, speed and availability of broadband internet services as a result of the expected proliferation of fiber optic cables used to transmit cable television.

In March 2012, ANATEL adopted new regulations under which the authorizations to provide various existing subscription television services have been consolidated into authorizations to provide a newly-defined service called Conditional Access Service. Under these regulations, authorizations to provide Conditional Access Service will apply to private telecommunications services, the receipt of which are conditioned on payment by subscribers, for the distribution of audiovisual contents in the form of packages, individual channels and channels with required programming, by means of any communications technology, processes, electronic means or protocols. An authorization granted by ANATEL to provide Conditional Access Service will be valid for the entire Brazilian territory, however, the provider must indicate in its application for an authorization the localities that it will service.

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

General Plan on Competition Targets

ANATEL has proposed a General Plan on Competition Targets, which contemplates the creation of three entities to manage information about telecommunications networks, act as an intermediary in contracts between telecommunications providers and supervise the offering of wholesale and retail data traffic services. The proposed General Plan on Competition Targets also addresses a variety of other matters, including criteria for the evaluation of telecommunications providers to determine which providers have significant market power, regulations applicable to the wholesale markets for trunk lines, backhaul, access to internet backbone and interconnection services, and regulations related to partial unbundling and/or full unbundling of the local fixed-line networks of the public regime service providers. The General Plan on Competition Targets was submitted for public consultation in July 2011 and the public consultation period ended on October 23, 2011. We expect these new regulations, as they may be modified as a result of ANATEL’s further analysis, to be adopted in 2012.

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

Auction of Personal Mobile Services Spectrum

Prior to the establishment of the personal mobile services regime, ANATEL had granted licenses to mobile services providers to operate in each region of Brazil using Bands A and B. In 2001 and 2002, ANATEL successfully auctioned authorizations and licenses to operators in Band D and Band E in each region. TNL was granted its initial authorization to provide personal mobile services in Region I and a license to operate in Band D in March 2001. We were granted our initial authorization to provide personal mobile services in Region II and a license to operate in Band E in December 2002.

ANATEL conducted additional auctions of radio frequency licenses in 2004 and 2006. In April 2004, we acquired an additional license to operate in Region II.

In December 2007, ANATEL auctioned the remaining spectrum of Bands A, B, C, D and E to existing service providers as extension blocks and auctioned additional spectrum in Band M (1.8 GHz) and Band L (1.9 GHz). In these auctions, TNL acquired (1) an authorization to provide personal mobile services in the State of São Paulo and licenses to operate using Band M throughout the State of São Paulo and Band E outside of the city of São Paulo and (2) licenses to use additional spectrum in 12 states in Region I.

Auction of 3G Spectrum

In preparation for auctions of spectrum in Bands F, G, I and J (2.1 GHz), the use of which allows personal mobile services providers to offer 3G services to their customers, ANATEL issued regulations that divide the Brazilian territory into nine regions for purposes of operations using these frequency bands. In December 2007, ANATEL auctioned radio frequency licenses to operate on each of these frequency bands in each of the nine regions and the related licenses to use these frequency bands. In this auction, we acquired the radio frequency licenses necessary to offer 3G services in two of the nine regions delineated by ANATEL for 3G services (corresponding to Regions II under the personal mobile services regime) and TNL acquired radio frequency licenses necessary to offer 3G services in six of the nine regions delineated by ANATEL for 3G services (corresponding to Regions I and III under the personal mobile services regime, other than an area that consists of 23 municipalities in the interior of the State of São Paulo that includes the city of Franca and surrounding areas).

Authorizations to Use 450MHz Band and 2.5 GHz Band

Under Executive Decree 7,512, dated June 30, 2011, or Executive Decree 7,512, ANATEL is required to grant authorizations to telecommunications providers to use radio spectrum in the 450 Mhz band radio spectrum and the 2.5 GHz radio spectrum in the second quarter of 2012. Among other obligations, licensees of radio frequencies in the 450 Mhz band radio spectrum must agree to provide individual and collective voice and data services in rural and remote areas, in accordance with the provisions of Executive Decree 7,512 and the General Plan on Universal Service. The rules of the auctions for radio frequency spectrum in the 450 Mhz band and 2.5 GHz band and the terms of the related authorizations were submitted for public consultation and the public consultation period ended on March 5, 2012. ANATEL is expected to announce the terms of the auctions for radio frequency spectrum in the 450 Mhz band and 2.5 GHz band on April 27, 2012. We intend to evaluate our participation in these auctions following the announcement of the terms of these auctions.

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

Personal mobile services providers must offer the same VU-M rate to all requesting providers on a nondiscriminatory basis. Interconnection agreements must be approved by ANATEL before they become effective and they may be rejected if they are contrary to the principles of free competition and the applicable regulations. If the providers cannot agree upon the terms and conditions of interconnection agreements, ANATEL may determine terms and conditions by arbitration. Since no agreement with fixed-line service providers could be reached regarding VU-M rates when we began offering personal mobile services, ANATEL set the initial VU-M rates.

Personal mobile services providers negotiate annual rate increases for their VU-M charges with the fixed-line telecommunications providers. If the providers cannot agree upon the terms and conditions of annual rate increases, ANATEL may determine the annual rate increases by arbitration.

In November 2011, ANATEL adopted new regulations under which ANATEL was authorized to reduce the then-current VC-1, VC-2 and VC-3 rates by as much as 18% in 2011, 12% in 2012 and 10% in 2013, after giving effect to an inflation adjustment based on the IST measured from June 2009. In February 2012, ANATEL reduced our VC-1, VC-2 and VC-3 rates by approximately 10%, although we are appealing the calculation of this rate reduction. These regulations also provided procedures under which ANATEL adopted a maximum VU-M rate that is applicable in the event that providers cannot agree upon the VU-M applicable in their interconnection agreements.

“Full Billing” System

In July 2006, ANATEL adopted regulations under which personal mobile services providers recognize interconnection revenues (and costs) for traffic in the same registration area on a gross basis based on the total traffic between personal mobile services providers’ networks. This system is designated the “full billing” system. These regulations also:

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

ANATEL has proposed a General Plan on Competition Targets, which addresses a variety of matters, including criteria for the evaluation of telecommunications providers to determine which providers have significant market power. The General Plan on Competition Targets was submitted for public consultation in July 2011 and the public consultation period ended on October 23, 2011. We expect these new regulations, as they may be modified as a result of ANATEL’s further analysis, to be adopted in 2012.

Number Portability Regulations

Number portability is the ability of a customer to move to a new home or office or switch service providers while retaining the same fixed-line or mobile telephone number. In March 2007, ANATEL adopted the General Regulation of Portability (Regulamento Geral de Portabilidade), establishing general rules regarding portability of fixed-line and mobile telephone numbers. These regulations permit fixed-line customers to retain their telephone numbers if they become customers of a different fixed-line service provider in the same municipality or if they move to a new home or office in the same municipality. Personal mobile services customers are permitted to retain their telephone numbers if they change their service plan or if they become customers of a different personal mobile services provider within the same registration area. Each telecommunications provider has been required to contract a third-party management entity to manage all procedures relating to number portability. Service providers are permitted to charge a migrating customer that elects to retain its telephone number a one-time fee of no more than R$4.00. This amount is intended to compensate the customer’s current provider for the costs associated with managing the portability process. The new provider may elect to absorb this fee on behalf of the customer.

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

Multimedia Communications Service Quality Management Regulations

In June 2011, the President of Brazil issued Executive Decree No. 7,512/11, which mandated ANATEL to take the necessary regulatory measures to establish quality standards for broadband internet services. In compliance with such decree, on October 31, 2011, ANATEL published a resolution approving the Multimedia Communications Service Quality Management Regulations (Regulamentação de Gestão da Qualidade do Serviço de Comunicação Multimídia), or the Regulations, which identify network quality indicators and establish performance goals for multimedia communications service providers, including broadband internet service providers, with more than 50,000 subscribers. Such providers will be required to collect representative data using dedicated equipment installed at the site of each network connection and be subject to periodic measurements to ensure their compliance with the Regulations, including:

•

individual upload and download speeds of at least 20%, 30% and 40% of contracted speeds per measurement for at least 95% of all measurements, during the first year, second year and thereafter, respectively, following implementation of the Regulations;

•

average upload and download speeds of at least 60%, 70% and 80% of contracted speeds for all measurements during the first year, second year and thereafter, respectively, following implementation of the Regulations; and

•	individual round-trip latencies for fixed-line connections of up to 80 milliseconds per measurement for at least 95% of the measurements.

To increase transparency, customers must be provided with specialized software at no cost to measure their own network quality, although such customer-generated measurements will not be included in official calculations. In addition to ensuring network quality standards, service providers must hire specialized companies to measure customer service and customer satisfaction indicators, including complaint resolution, customer service personnel competence, customer perceptions relating to billing and quality of technical support staff. Service providers must comply with the above-mentioned quality standards beginning on the thirteenth month following implementation of the Regulations. Failure to meet such standards will subject non-compliant service providers to sanctions.

National Broadband Plan

On June 30, 2011, we entered into a Term of Commitment (Termo de Compromisso) with ANATEL and the Ministry of Communications to formalize our voluntary commitment to adhere to the terms of the National Broadband Plan, created in May 2010 by Executive Decree No. 7,175/10 with the goal to make broadband access available at low cost, regardless of technology, throughout Brazil. Pursuant to the Term of Commitment, we are required to offer (1) broadband services with minimum upload and download capabilities to retail customers in certain sectors of Region I and II for a maximum price of R$35 per month (or R$29.90 in ICMS-exempt states), plus fees, and (2) access to our broadband infrastructure to certain wholesale customers, including small businesses and municipalities, in certain sectors of Region I and II for a maximum price of R$1,253 per 2 Mbps per month and a one-time installation fee, while observing all quality standards under ANATEL regulations. Both retail and wholesale services are subject to certain network capacity limits and need only be provided at the demand of the customer. The services provided under the Term of Commitment may be implemented gradually, beginning in November 2011, although we are obligated to make services available to 100% of eligible retail and wholesale customers by December 31, 2014 and June 30, 2013, respectively. The Term of Commitment also requires that we:

•

provide one public internet access point for the first 20,000 inhabitants and one additional access point for each subsequent 10,000 inhabitants, with a limit of six access points, at a speed of 2 Mbps, in each municipality that has only satellite service, free of charge and upon demand of such municipality;

•	adequately advertise the services contemplated by the Term of Commitment and present to the Ministry of Communications semi-annual reports detailing our marketing efforts; and

•	make our best efforts to offer broadband services to retail customers at speeds of up to 5 Mbps, reaching the largest possible number of municipalities by 2015.

The Term of Commitment will expire on December 31, 2016.

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

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements as of December 31, 2011 and 2010 and for the three years ended December 31, 2011, which are included in this annual report, as well as with the information presented under the sections entitled “Presentation of Financial and Other Information” and “Item 3. Key Information—Selected Financial Information.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 3. Key Information—Risk Factors.”

The following discussion and analysis of our financial condition and results of operations presents the following:

•	a brief overview of our company and the principal factors that influence our results of operations, financial condition and liquidity;

•	a discussion of the corporate reorganization of our company, TNL, Telemar and Coari that was completed on February 27, 2012;

•	a review of our financial presentation and accounting policies, including our critical accounting policies;

•	a discussion of the principal factors that influence our results of operations;

•	a discussion of developments since the end of 2011 that may materially affect our results of operations, financial condition and liquidity;

•	a discussion of our results of operations for the years ended December 31, 2011, 2010 and 2009;

•	a discussion of our liquidity and capital resources, including our working capital at December 31, 2011

•	a discussion of our cash flows for the years ended December 31, 2011, 2010 and 2009;

•	a discussion of our material short-term and long-term indebtedness at December 31, 2011;

•	a discussion of our contractual commitments; and

•

supplemental information regarding (1) the results of operations of TNL for the years ended December 31, 2011 and 2010, (2) the cash flows of TNL for the year ended December 31, 2011, (3) the material short-term and long-term indebtedness at December 31, 2011 of TNL, and (4) the contractual commitments of TNL as of December 31, 2011.

Overview

We are the largest telecommunications service provider in Region II in Brazil, based on our aggregate number of fixed-lines in service and mobile subscribers as of December 31, 2011 and information available from ANATEL. We offer a range of integrated telecommunication services that includes fixed-line and mobile telecommunications services, data transmission services (including broadband access services), ISP services and other services, for residential customers, small, medium and large companies, and governmental agencies. We operate under the brand name “Oi.” In 2011, we recorded net operating revenue of R$9,245 million and net income of R$1,006 million.

Our results of operations and financial condition will be significantly influenced in future periods by the corporate reorganization of our company, TNL, Telemar and Coari described under “—Corporate Reorganization.” In addition, our results of operations for the years ended December 31, 2011, 2010 and 2009 have been influenced, and our future results of operations will continue to be influenced, by a variety of factors, including:

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

•

the rate of growth of Brazilian GDP, which grew by an estimated 2.7% in 2011 and grew by 7.5% in 2010 following a contraction of 0.2% in 2009, which we believe affects demand for our services and, consequently, our net operating revenue;

•

the number of our fixed lines in service, which declined to 6.8 million as of December 31, 2011 from 7.2 million as of December 31, 2010, and the percentage of our fixed-line customers that subscribe to our alternative plans which increased to 75.8% as of December 31, 2011 from 74.5% as of December 31, 2010;

•	the number of our mobile customers, which increased by 10.4% to 8.6 million as of December 31, 2011 from 7.8 million at December 31, 2010;

•	the number of our fixed-line customers that subscribe to our broadband services, which increased by 5.3% to 2.0 million as of December 31, 2011 from 1.9 million as of December 31, 2010;

•

the increased competition in the Brazilian market for telecommunications services, which affects the amount of the discounts that we offer on our service rates and the quantity of services that we offer at promotional rates, and resulted in a 3.2% increase in the amount that we recorded as discounts and returns against our gross operating revenue to R$3,830 million in 2011 from R$3,710 million in 2010;

•

inflation rates in Brazil, which were 4.90% in 2011 and 5.65% in 2010, as measured by the IST, and the resulting adjustments to our regulated rates, as well as the effects of inflation on our real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation;

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

•

changes in the real/U.S. dollar exchange rate, including the 12.2% depreciation of the real against the U.S. dollar in 2011 and the 4.3% appreciation of the real against the U.S. dollar in 2010, which has affected the cost in reais of a substantial portion of the network equipment that we purchase for our capital expenditure projects, the prices of which are denominated in U.S. dollars or are U.S. dollar-linked; and

•

the level of our outstanding indebtedness, fluctuations in benchmark interest rates in Brazil, principally the CDI rate and the TJLP rate, which affects our interest expenses on our real-denominated floating rate debt.

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

Corporate Reorganization

On February 27, 2012, the shareholders of TNL, Telemar, Coari and Brasil Telecom approved a series of transactions including:

•	a split-off (cisão) and merger of shares (incorporação de ações) under Brazilian law in which:

•	Telemar transferred its shares of Coari to Coari;

•	Coari assumed a portion of the liabilities of Telemar, which became joint and several liabilities of Telemar and Coari or obligations of Coari guaranteed by Telemar;

•

Coari issued one common share and/or one preferred share to the holders of Telemar common and preferred shares (other than the shares of holders who exercised their withdrawal rights with respect to such shares) in exchange for each of their common and preferred shares of Telemar, respectively; and

•	Coari retained the Telemar shares exchanged for Coari shares and as a result, Telemar became a wholly-owned subsidiary of Coari;

•	a merger (incorporação) under Brazilian law of Coari with and into our company, with our company as the surviving company, which we refer to as the Coari merger, in which:

•	each issued and then outstanding share of Brasil Telecom held by Coari and all Coari shares held in treasury were cancelled;

•	each issued and then outstanding common share of Coari was converted automatically into 5.1149 common shares of Brasil Telecom;

•	each issued and then outstanding preferred share of Coari was converted automatically into 0.3904 common shares of Brasil Telecom and 4.0034 preferred shares of Brasil Telecom;

•	Coari ceased to exist; and

•	Telemar became a wholly-owned subsidiary of Brasil Telecom; and

•	a merger (incorporação) under Brazilian law of TNL with and into our company, with our company as the surviving company, which we refer to as the TNL merger, in which:

•

each TNL share held in treasury prior to the TNL merger was cancelled, and each issued and then outstanding share of Brasil Telecom held by TNL was cancelled, other than 24,647,867 common shares of Brasil Telecom, which were transferred to the treasury of Brasil Telecom;

•

each issued and then outstanding common share of TNL (other than common shares held by shareholders who exercised their withdrawal rights with respect to such common shares) was converted automatically into 2.3122 common shares of Brasil Telecom;

•	each issued and then outstanding preferred share of TNL was converted automatically into 0.1879 common shares of Brasil Telecom and 1.9262 preferred shares of Brasil Telecom; and

•	TNL ceased to exist.

In addition, on February 27, 2012, our shareholders approved:

•

the issuance and distribution of (1) one Class B redeemable preferred share of our company to the holder of each of our common shares, and (2) one Class C redeemable preferred share of our company to the holder of each of our preferred shares; and

•	the redemption of each Class B redeemable preferred share and Class C redeemable preferred share at a redemption price equal to R$2.543282 per share, or an aggregate of R$1,502 million.

We will account for the Coari merger and the TNL merger using historical cost, whereby the financial statements of our company will record the historical carrying values of the assets and liabilities of TNL, Telemar, and Coari as from the date of the reorganization. The historical carrying values of Coari reflect the purchase accounting recorded under IFRS in accordance with IFRS 3(R), “Business Combinations,” under which 100% of the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the subsidiaries of our company were recorded at their fair values on January 8, 2009, the date on which TNL acquired control of our company. The historical financial statements of our company will not be restated to account for the impacts of the corporate reorganization on a retroactive basis. As a result, for dates after the completion of the corporate reorganization, our balance sheet will reflect a significant increase in non-current intangible assets and property, plant and equipment, a significant increase in liabilities, particularly loans, financings and debentures, and a significant increase in total equity. In addition, for periods ended after the completion of the corporate reorganization, we will record an increase in depreciation and amortization expenses reflecting this step-up in the carrying value of our intangible assets and property, plant and equipment, and an increase in financial expenses reflecting the increase in our loans, financings and debentures, with a consequent negative effect on our gross profit, operating income and net income.

In order to assist investors in evaluating our company following the corporate reorganization, we have included in this “Item 5. Operating and Financial Review and Prospects”:

•	supplemental information regarding the results of operations of TNL for the years ended December 31, 2011 and 2010;

•	supplemental information regarding the cash flows of TNL for the years ended December 31, 2011; and

•	supplemental information regarding the material short-term and long-term indebtedness at December 31, 2011 of TNL.

The financial statements of TNL as of and for the year ended December 31, 2011 have not been presented elsewhere in this annual report and have not been filed with the SEC.

Holders of Telemar common shares, class A preferred shares and class B preferred shares and holders of TNL preferred shares as of the close of trading on May 23, 2011, the date prior to the publication of the Relevant Fact that first announced the split-off and share exchange and the TNL merger were entitled to withdrawal rights in connection with the split-off and share exchange and the TNL merger. Shareholders who exercised these withdrawal rights with respect to the Telemar shares were entitled to receive R$74.37 per share and shareholders who exercised these withdrawal rights with respect to the TNL preferred shares were entitled to receive R$28.93 per share. As of March 29, 2012, the expiration of the period for the exercise of these withdrawal rights, holders of 1,020,215 Telemar common shares, 17,856,585 Telemar class A preferred shares, 47,714 Telemar class B preferred shares and 20,446,097 TNL preferred shares had validly exercised their withdrawal rights for an aggregate cost to our company of R$1,999 million.

Financial Presentation and Accounting Policies

Presentation of Financial Statements

We have prepared our consolidated financial statements as of December 31, 2011 and 2010 and for the years ended December 31, 2011, 2010 and 2009 in accordance with IFRS as issued by the IASB.

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

Under IFRS, we accounted for the merger of Brasil Telecom Holding into our company by recording the tax benefit of the controlling interest on assets acquired in connection with the Brasil Telecom Acquisition as a capital contribution based on the amount of tax benefit realizable on the date of the merger of Brasil Telecom Holding into our company in accordance with IFRS and specific CVM requirements. The historical financial statements of our company were not restated to account for the impacts of the merger on a retroactive basis.

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

Depreciation of Property, Plant and Equipment

We depreciate property, plant and equipment using the straight-line method at rates we judge compatible with the useful lives of the underlying assets. The depreciation rates of our most significant assets are described in note 17 to our consolidated financial statements. The useful lives of assets in certain categories may vary based on whether they are used primarily to provide fixed-line or mobile services. We review the estimated useful lives of the assets taking into consideration technical obsolescence and a valuation by outside experts.

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

Assets with finite useful lives are tested for impairment whenever events or changes in circumstances indicate that the asset might be impaired. We test asset with indefinite useful lives (goodwill) for impairment at least annually.

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

We have not recorded any impairment during the three years ended December 31, 2011.

Provisions

We recognize provisions for losses in labor, tax and civil proceedings, as well as administrative proceedings. The recognition of a provision is based on the assessment of the risk of loss made for each proceeding, which includes assessing available evidence and recent decisions.

We classify our risk of loss in legal proceedings as remote, possible or probable. Provisions recorded in our consolidated financial statements in connection with these proceedings reflect reasonably estimated losses at the relevant date as determined by our management after consultation with our general counsel and the outside legal counsel. As discussed in note 23 to our consolidated financial statements, we record as a liability our estimate of the costs of resolution of such claims, when we consider our losses probable. We continually evaluate the provisions based on changes in relevant facts, circumstances and events, such as judicial decisions, that may impact the estimates, which could have a material impact on our results of operations and shareholders’ equity. While management believes that the current provision is adequate, it is possible that our assumptions used to estimate the provision and, therefore, our estimates of loss in respect of any given contingency will change in the future based on changes in the relevant situation. This may therefore result in changes in future provisioning for legal claims. For more information regarding material pending claims against our company, see “Item 8. Financial Information—Legal Proceedings” and note 23 to our consolidated financial statements.

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

We do not amortize goodwill in our consolidated statements of income and we are required to test goodwill for impairment at least on an annual basis.

Principal Factors Affecting Our Financial Condition and Results of Operations

Rate of Growth of Brazil’s Gross Domestic Product and Demand for Telecommunications Services

As a Brazilian company with substantially all of our operations in Brazil, we are affected by economic conditions in Brazil. Brazilian GDP grew by an estimated 2.7% in 2011 and grew by 7.5% in 2010 following a contraction of 0.2% in 2009. While we believe that growth in Brazil’s GDP stimulates demand for telecommunications services, we believe that demand for telecommunications services is relatively inelastic in periods of economic stagnation and that the effect on our revenues of low growth or a recession in Brazil would not be material under foreseeable scenarios. However, a substantial and prolonged deterioration of economic conditions in Brazil could have a material adverse effect on the number of subscribers to our services and the volume of usage of our services by our subscribers and, as a result, our net operating revenue.

Based on information available from ANATEL, the number of fixed lines in service in Brazil increased from 34.7 million as of December 31, 2000 to 43.0 million as of December 31, 2011, and the number of mobile subscribers in Brazil increased from 28.8 million as of December 31, 2000 to 242.0 million as of December 31, 2011. Although the demand for telecommunications services has increased substantially during the past ten years, the tastes and preferences of Brazilian consumers of these services have shifted.

During the three years ended December 31, 2011, the number of mobile subscribers in Brazil has grown at an average rate of 20.3% per year while the number of fixed lines in service in Brazil has increased by an average rate of 1.5% per year. As the incumbent provider of fixed-line services and a provider of mobile services in Region I and Region II, we are both a principal target and a beneficiary of this trend. During the three years ended December 31, 2011, the number of our mobile subscribers in Region II has grown at an average rate of 17.7% per year from 5.6 million at December 31, 2008 to 8.6 million at December 31, 2011 and the number of TNL’s mobile subscribers in Region I has grown at an average rate of 17.1% per year from 24.4 million as of December 31, 2008 to 28.3 million at December 31, 2011, while the number of our fixed lines in service in Region II has declined by an average rate of 5.3% per year from 8.0 million at December 31, 2008 to 6.8 million at December 31, 2011 and the number of TNL’s fixed lines in service in Region I has decreased by an average rate of 4.5% per year from 13.9 million at December 31, 2008 to 12.0 million at December 31, 2011.

Demand for Our Telecommunications Services

Demand for Our Local Fixed-Line Services

Brazil’s fixed-line penetration level is now similar to that of other countries with similar per capita income, and, as has happened in such other countries, the fixed-line telecommunications customer base has remained stable. Demand for local fixed-line services of our company and TNL has reached a plateau in recent years. Because the number of customers of TNL and our company terminating their fixed-line services has exceeded new activations during this period, the number of our fixed lines in service in Region II declined by 1.2 million between December 31, 2008 and December 31, 2011 and the number of TNL’s fixed lines in service in Region I declined by 1.8 million. In addition, the new fixed lines that we and TNL have activated between December 31, 2008 and December 31, 2011 generally represent customers that have changed addresses or low-income customers from whom we generate revenues at a rate below our average revenue per customer.

We and TNL have sought to combat the general trend in the Brazilian telecommunications industry of substitution of mobile services in place of local fixed-line services by (1) offering value-added services to our fixed-line customers, primarily subscriptions for broadband services, and (2) promoting convergence of our telecommunications services through offerings of bundled packages of local fixed-line, long-distance, mobile and broadband services. As a result of these service offerings, we expect that the rate of decline in number of our fixed lines in service will be reduced. As of December 31, 2011, 29.8% of our fixed lines in service in Region II also subscribed for ADSL service and 23.7% of TNL’s fixed lines in service in Region I also subscribed for ADSL service. As of December 31, 2011, 4.0% of our local fixed-line customers in Region II subscribed for bundled service packages, which account for 23.0% of our post-paid mobile subscribers as each fixed-line subscriber may include multiple mobile devices in a bundled plan, and 11.0% of TNL’s local fixed-line customers in Region I subscribed for bundled service packages, which account for 43.0% of TNL’s post-paid mobile subscribers.

We are required under ANATEL regulations and our concession contracts to offer a basic service plan to our fixed-line residential customers that permits 200 minutes of usage of our fixed-line network to make local calls. A basic plan customer pays a monthly fee for this service, and when the customer makes local calls in excess of this limit, we charge the customer for the excess minutes on a per-minute basis. We offer alternative local fixed-line plans that include significantly larger numbers of minutes and charge higher monthly fees for these plans, although these monthly fees represent a discount from the amount that the customer would be charged under our basic plan if the customer used the number of minutes included in the alternative plan. As the number of our customers selecting these alternative plans has grown in response to our marketing and promotional efforts, we have recorded increased revenues for monthly subscription fees, offset by corresponding declines in revenues for the use of excess minutes. Subscribers to our alternative fixed-line plans represented 75.8% of our fixed lines in service in Region II as of December 31, 2011 as compared to 51.3% as of December 31, 2008, and subscribers to TNL’s alternative fixed-line plans represented 95.9% of its fixed lines in service in Region I as of December 31, 2011 as compared to 46.2% as of December 31, 2008. We believe that our alternative local fixed-line plans contribute to a net increase in our local fixed-line revenue as many subscribers of our alternative fixed-line plans do not use their full monthly allocations of local minutes.

The substantial increase in the number of mobile service users in Brazil has also negatively impacted the use of our public telephones. As the incumbent local fixed-line service provider in Region I and Region II, we are required under ANATEL regulations and our concession contracts to meet specified targets with respect to the availability of public telephones throughout our concession area. However, as a larger portion of the population of Region I and Region II uses mobile handsets to make calls when not in proximity to a fixed-line telephone, use of our public telephones in Region II declined by 77.3% from 2008 to 2011 and use of TNL’s public telephones in Region I declined by 77.8% from 2008 to 2011.

Demand for Our Mobile Services

We believe that our customer base for mobile services in Region II has grown from 5.6 million at December 31, 2008 to 8.6 million at December 31, 2011 primary as a result of the success of our marketing and promotion campaigns and the rebranding of our mobile services and the launch of new services as part of our effort to align our service offerings with those of Telemar following the acquisition of control of our company by TNL in January 2009.

We believe that the primary reason that TNL’s customer base for mobile services in Region I has grown from 24.4 million at December 31, 2008 to 28.3 million at December 31, 2011 has been the success of TNL’s marketing and promotion campaigns. In addition, TNL’s commencement of mobile services in the State of São Paulo in October 2008 led to the addition of 8.6 million mobile customers in Region III as of December 31, 2011.

The market for mobile services is extremely competitive in each of the regions that we serve. During 2011, the average monthly churn rate of our mobile services segment was 4.9% per month in Region II, and the average monthly churn rate of TNL’s mobile services segment was 3.1% per month in Region I and 4.1% per month in Region III. As a result, (1) we incur selling expenses in connection with marketing and sales efforts designed to retain existing mobile customers and attract new mobile customers, and (2) from time to time the discounts that we offer in connection with our promotional activities lead to charges against our gross operating revenue from mobile services. In addition, competitive pressures have in the past required us to introduce service plans under which the monthly and per-minute rates that we charge our mobile customers are lowered, reducing our average revenue per customer.

We expect our overall mobile services business to continue to grow in terms of its customer base, traffic volumes and revenues from value-added services. However, due to market saturation, we expect future growth in our mobile services business in Region I and Region II to occur at lower rates than we and TNL have historically achieved. We cannot predict the effects of the eventual curtailment of the promotional activities that TNL has undertaken in connection with the launch of its mobile services in the State of São Paulo on the retention of our customer base in Region III.

Demand for Our Data Transmission Services

Our broadband services customer base in Region II has grown from approximately 1.8 million at December 31, 2008 to 2.0 million at December 31, 2011, and TNL’s broadband services customer base in Region I has grown from approximately 2.0 million at December 31, 2008 to 2.9 million at December 31, 2011.

We believe that this growth has resulted from (1) our marketing and promotional campaigns, (2) the growth in the number of households in Region I and Region II that own personal computers, and (3) a shift in consumer preferences that has led an increasing number of our fixed-line customers to value the data transmission speeds available through our broadband services. We expect the number of our fixed-line customers that subscribe to our broadband services to continue to increase in the near term.

Effects of Expansion of Mobile Data Transmission Services

In December 2007, we acquired the authorizations and radio frequency licenses necessary for us to commence the offering of 3G services throughout Region II and TNL acquired the authorizations and radio frequency licenses necessary for us to commence the offering of 2G services in the State of São Paulo and 3G services throughout Region I and Region III. During 2009, 2010 and 2011, we and TNL undertook extensive capital expenditure projects to install the network equipment necessary to expand our offerings of these services.

In 2011, our mobile data transmission services in Region II, consisting of 2G and 3G services to mobile handsets and mini-modems, captured net additions (calculated based on the number of subscribers at the end of a period less the number of subscribers at the beginning of that period) of approximately 53,000. In 2011, TNL’s mobile voice services in the State of São Paulo captured net additions of 7,000. In 2011, TNL’s mobile data transmission services in Region I and Region III captured net additions of approximately 406,000. We expect that these services will generate significant additions to our mobile customer base and lead to long-term increases in our revenues and operating income before financial income (expenses) and taxes.

The cost of our authorizations and radio frequency licenses was R$709 million and the cost of TNL’s authorizations and radio frequency licenses for Region I and Region III was R$3,057 million, which we will pay to ANATEL in installments through 2023. During 2009, 2010 and 2011, we invested R$443 million, R$137 million, and R$94 million, respectively, in the network equipment necessary to offer these services, which has increased in our depreciation expenses. During 2009, 2010 and 2011, TNL invested R$1,899 million, R$609 million, and R$757 million, respectively, in the network equipment necessary to offer these services in Region I and Region III. We and TNL financed the purchase and installation of our network equipment through loans and vendor financing.

The marketing and promotion campaigns related to our offerings of mobile data transmission services contributed to an increase in the selling expenses of our respective mobile services segment and to an increase in the amount of discounts that we and TNL recorded against gross operating revenue.

Under our 3G radio frequency licenses, we are required to meet certain service expansion obligations that will require capital expenditures through 2016. If we are unable to fund these capital expenditures through our operating cash flows, we may incur additional indebtedness or vendor financing obligations, which would increase our outstanding indebtedness and financial expenses.

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

Amendments to Our Concession Agreements and the General Plan on Universal Service

Our concession contracts to provide fixed-line services in Region I and Region II provide that these contracts may be amended by the parties every five years prior to the expiration date. On June 30, 2011, we entered into a concession agreement with ANATEL that governs our concession to provide fixed-line services and a concession agreement with ANATEL that governs our concessions to provide domestic long-distance services. These concession agreements consolidated our previously existing concession agreements for the Federal District and each of the states of Region II in a single concession agreement governing our concession to provide fixed-line services and a single concession agreement governs our concession to provide domestic long-distance services. In addition to the terms of our existing obligations under our previously existing local fixed-line concession and domestic long-distance concession agreements, the new concession agreements:

•	remove the restrictions that had been in our local fixed-line concession agreements which had prohibited us from offering subscription television services, such as IP TV, over our fixed-line network;

•

expands the scope of revenue generating activities that we must use to calculate the biannual fees that we owe in connection with our concession agreement, while allowing us to apply the amount of such fees to finance the expanded service obligations created by the amended General Plan on Universal Service in lieu of making payment to ANATEL;

•	requires us to implement electronic billing systems;

•	establishes new conditions under which ANATEL may access information from us;

•	removes the grace period during which we can repair systemic service interruptions without incurring fines; and

•	requires us to rescind our contracts if ANATEL determines they are contrary to any rules or regulations, economic order or public interest.

On June 30, 2011, the General Plan on Universal Service was amended. Among other things, these amendments:

•

expanded our obligations to provide individual access to fixed-line voice services to economically disadvantaged segments of the Brazilian population within our service area, through programs to be established and regulated by ANATEL;

•	reduced the density requirements applicable to our obligation to provide public telephones in urban areas within our service area; and

•

expanded our obligation to provide universal service in rural and remote areas in the event that we obtain authorizations to use radio spectrum in the 450 Mhz band, including increased obligations to provide individual and group access to fixed-line voice services.

Because this amendment reduced the number of public telephones that we are required to maintain by approximately 300,000, we believe that the effects of these amendments will not have a material impact on our results of operations. In addition, we believe that the capital expenditures required to meet the increased obligations to provide individual access to fixed-line voice services to economically disadvantaged segments of the Brazilian population will not be material.

Adoption of Mobile Interconnection Regulations

In November 2011, ANATEL adopted new regulations under which ANATEL was authorized to reduce the then-current VC-1, VC-2 and VC-3 rates by as much as 18% in 2011, 12% in 2012 and 10% in 2013, after giving effect to an inflation adjustment based on the IST measured from June 2009. In February 2012, ANATEL reduced our VC-1, VC-2 and VC-3 rates by approximately 10%, although we are appealing the calculation of this rate reduction. These regulations also provided procedures under which ANATEL adopted a maximum VU-M rate that is applicable in the event that providers cannot agree upon the VU-M applicable in their interconnection agreements. In November 2011, ANATEL adopted new regulations that provided procedures under which ANATEL adopted a maximum VU-M rate that is applicable in the event that providers cannot agree upon the VU-M applicable in their interconnection agreements. The maximum VU-M rate established by ANATEL is R$0.35 per minute. As we are a provider of both fixed-line and mobile services, the effects of these new regulations and rates on our results of operations is uncertain.

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

At the time that ANATEL notifies us it believes that we have failed to comply with our obligations, we evaluate the claim and, based on our assessment of the probability of loss relating to that claim, may establish a provision. We vigorously contest a substantial number of the assessments made against us. As of December 31, 2011, the total estimated contingency in connection with all pending administrative proceedings brought by ANATEL against us in which we deemed the risk of loss as probable totaled R$278 million and we had recorded an aggregate provision related to these proceedings in the same amount, and the total estimated contingency in connection with all pending administrative proceedings brought by ANATEL against TNL in which TNL deemed the risk of loss as probable totaled R$941 million on a consolidated basis and TNL had recorded an aggregate provision related to these proceedings in the same amount.

During 2011, we recorded provisions related to administrative proceedings brought by ANATEL in the amount of R$41 million, and TNL recorded provisions related to administrative proceedings brought by ANATEL in the amount of R$123 million on a consolidated basis. Our provisions related to administrative proceedings brought by ANATEL generally have been sufficient to pay all amounts that we were ultimately required to pay with respect to claims brought by ANATEL.

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

Our consolidated indebtedness denominated in U.S. dollars represented less than 0.1% of our outstanding indebtedness at December 31, 2011, and TNL’s consolidated indebtedness denominated in U.S. dollars and euros represented 23.0% and 6.2%, respectively, of its consolidated outstanding indebtedness at December 31, 2011. As a result, when the real appreciates against the U.S. dollar or the euro:

•	the interest costs on our indebtedness denominated in U.S. dollars or euros declines in reais, which positively affects our results of operations in reais;

•	the amount of our indebtedness denominated in U.S. dollars or euros declines in reais, and our total liabilities and debt service obligations in reais decline; and

•	our net interest expenses tend to decline as a result of foreign exchange gains that we record.

A depreciation of the real against the U.S. dollar has the converse effects.

In order to mitigate the effects of foreign exchange variations, we have established a hedging policy under which our exposure to foreign exchange variations is subject to limits set by our board of directors. In compliance with this policy, we typically enter into derivative transactions to swap the foreign exchange rate variation for variations the CDI. At December 31, 2011, TNL had entered into hedging transactions in respect of 96.2% of its consolidated indebtedness affected by exchange rate variations. The purpose of these hedging transactions is to seek to “match” the currency of our debt with that of our revenues to mitigate foreign exchange risk.

Effect of Level of Indebtedness and Interest Rates

At December 31, 2011, our total outstanding indebtedness on a consolidated basis was R$8,105 million, and TNL’s total outstanding indebtedness on a consolidated basis was R$29,768 million. The level of our indebtedness results in significant interest expenses that are reflected in our income statement. Financial expenses consist of interest expense, exchange variations of U.S. dollar- and other foreign currency-denominated debt, foreign exchange losses or gains, and other items as set forth in note 7 to our consolidated financial statements. In 2011, we recorded total financial expenses of R$1,478 million, of which R$448 million consisted primarily of interest expenses on loans and financing and debentures payable to third parties. In 2011, TNL recorded total financial expenses of R$5,669 million on a consolidated basis, of which R$2,254 million consisted primarily of interest expenses on loans and debentures payable to third parties and R$1,030 million consisted of losses from monetary correction and exchange differences on third-party loans and financing. The interest rates that we pay depend on a variety of factors, including prevailing Brazilian and international interest rates and risk assessments of our company, our industry and the Brazilian economy made by potential lenders to our company, potential purchasers of our debt securities and the rating agencies that assess our company and its debt securities.

Standard & Poor’s, Moody’s and Fitch maintain ratings of our company and our debt securities. Any ratings downgrades in the future would likely result in increased interest and other financial expenses relating to loans and financings, including debt securities, and could adversely affect our ability to obtain such financing on satisfactory terms or in amounts required by us.

Seasonality

We do not have material seasonal operations.

Recent Developments

Corporate Reorganization

In February 2012, the shareholders of TNL, Telemar, Coari and Brasil Telecom approved a series of transactions which resulted in our merging with TNL and Telemar becoming a wholly-owned subsidiary of Brasil Telecom. For more information regarding the corporate reorganization, see “—Corporate Reorganization.”

Disbursement Under Line of Credit with FINNVERA

In January 2012, Telemar received a disbursement in the aggregate principal amount of US$91.9 million under a financing agreement with Finnish Export Credit Ltd., or FINNVERA, that it had entered into in August 2009.

Disbursement Under Line of Credit with Crédit Agricole

In February 2012, Telemar received a disbursement in the aggregate principal amount of US$88.8 million under a financing agreement with Crédit Agricole Corporate and Investment Bank, or Crédit Agricole, that it had entered into in April 2010.

Offering of 5.75% Senior Notes due 2022

In February 2012, we issued US$1,500 million aggregate principal amount of our 5.75% Senior Notes due 2022. The net proceeds of this offering will be used for general corporate purposes, including the redemption and repayment of existing indebtedness.

Offering of Debentures

In March 2012, we issued two series of simple, unsecured non-convertible debentures in Brazil. The first series, in the aggregate principal amount of R$400 million, bears interest at the CDI rate plus 0.94% per annum, payable semi-annually in arrears, and matures in March 2017. The second series, in the aggregate principal amount of R$1,600 million, bears interest at the rate of IPCA plus 6.20% per annum, payable semi-annually in arrears, and is payable in two equal annual installments commencing in March 2019. We intend to use the proceeds of the offering of these debentures to refinance existing indebtedness.

Redemption of Debentures

In March 2012, we redeemed all R$1,500 million aggregate principal amount of simple, unsecured non-convertible debentures originally issued by TNL in May 2011.

Results of Operations

The following discussion of our results of operations is based on our consolidated financial statements prepared in accordance with IFRS. The discussion of the results of our business segments is based upon financial information reported for each of the segments of our business, as presented in the table below.

The following tables set forth the operating results of each of our segments and the reconciliation of these results of our segments to our consolidated income statement. This segment information was prepared on the same basis as the information that our senior management uses to allocate resources among segments and evaluate their performance. We evaluate and manage the performance of our segments based on information prepared in accordance with IFRS and reflected in our consolidated financial statements.

	Year Ended December 31, 2011
	Fixed-Line and Data Transmission Services		Mobile Services		Other		Eliminations		Consolidated
	(in millions of reais)
Net operating revenue	R$	8,048	R$	2,006	R$	607	R$	(1,415)	R$	9,246
Cost of sales and services		(4,087)		(1,309)		(351)		1,161		(4,587)

Gross profit		3,960		697		256		(254)		4,659
Selling expenses		(992)		(436)		(135)		402		(1,161)
General and administrative expenses		(1,193)		(169)		(101)		19		(1,445)
Other operating income (expenses), net		(256)		(44)		(20)		(166)		(486)

Operating income before financial income (expenses) and taxes	R$	1,519	R$	48	R$	—	R$	1	R$	1,567

	Year Ended December 31, 2010
	Fixed-Line and Data Transmission Services		Mobile Services		Other		Eliminations		Consolidated
	(in millions of reais)
Net operating revenue	R$	8,893	R$	1,937	R$	629	R$	(1,196)	R$	10,263
Cost of sales and services		(4,015)		(1,379)		(323)		985		(4,732)

Gross profit		4,878		558		306		(211)		5,531
Selling expenses		(859)		(403)		(125)		361		(1,025)
General and administrative expenses		(1,270)		(173)		(163)		66		(1,539)
Other operating income (expenses), net		(268)		(17)		(10)		(213)		(508)

Operating income (loss) before financial income (expenses) and taxes	R$	2,481	R$	(34)	R$	9	R$	4	R$	2,460

	Year Ended December 31, 2009
	Fixed-Line and Data Transmission Services		Mobile Services		Other		Eliminations		Consolidated
	(in millions of reais)
Net operating revenue	R$	9,431	R$	1,894	R$	677	R$	(1,081)	R$	10,920
Cost of sales and services		(4,744)		(1,516)		(315)		812		(5,764)

Gross profit		4,686		378		362		(270)		5,156
Selling expenses		(1,117)		(524)		(188)		410		(1,418)
General and administrative expenses		(1,205)		(161)		(145)		77		(1,435)
Other operating income (expenses), net		(3,142)		(11)		(9)		(217)		(3,380)

Operating income (loss) before financial income (expenses) and taxes	R$	(778)	R$	(318)	R$	19	R$	0	R$	(1,077)

In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

The following table sets forth the components of our consolidated income statement, as well as the percentage change from the prior year, for the years ended December 31, 2011 and 2010.

	Year ended December 31,
	2011		2010		% Change
	(in millions of reais, except percentages)
Net operating revenue	R$	9,245	R$	10,263	(9.9)
Cost of sales and services		(4,587)		(4,732)	(3.1)

Gross profit		4,659		5,531	(15.8)
Operating income (expenses)
Selling expenses		(1,161)		(1,025)	13.2
General and administrative expenses		(1,445)		(1,539)	(6.1)
Other operating income (expenses), net		(486)		(508)	(4.3)

Operating income before financial income (expenses) and taxes		1,567		2,460	(36.3)
Financial income		1,406		979	43.5
Financial expenses		(1,478)		(1,060)	39.5

Financial expenses, net		(72)		(80)	(10.4)

Income before taxes		1,495		2,379	(37.1)
Income tax and social contribution		(490)		(408)	19.9

Net income	R$	1,006	R$	1,971	(49.0)

Net Operating Revenue

The composition of gross operating revenue by category of service before deduction of value-added and other indirect taxes and discounts is discussed below. We do not determine net operating revenue for each category of service as we do not believe such information to be useful to investors.

Gross operating revenue declined by 6.9% in 2011, principally due to a 7.5% decline in gross operating revenue of our fixed-line and data transmission services segment. The effects of this decline were partially offset by a 7.4% increase in gross operating revenue of our mobile services segment.

Net operating revenue declined by 9.9% in 2011, principally due to a 9.5% decline in net operating revenue of our fixed-line and data transmission services segment, the effects of which were partially offset by a 3.5% increase in net operating revenue of our mobile services segment. Net operating revenue generated by intersegment sales, which are eliminated in the consolidation of our financial statements, increased by 18.4% in 2011.

Net Operating Revenue of Our Fixed-Line and Data Transmission Services Segment

The following table sets forth the components of the gross operating revenue and net operating revenue of our fixed-line and data transmission services segment, as well as the percentage change from the prior year, for the years ended December 31, 2011 and 2010.

	Year Ended December 31,
	2011		2010		% Change
	(in millions of reais, except percentages)
Local fixed-line services	R$	4,310	R$	4,735	(9.0)
Local fixed-to-mobile calls (VC1)		1,373		1,569	(12.5)
Long-distance fixed-line services		1,392		1,732	(19.6)
Long-distance fixed-to-mobile calls (VC2 and VC3)		344		424	(18.9)
Remuneration for the use of the fixed-line network		484		501	(3.5)
Data transmission services		5,681		5,781	(1.7)
Public phones		156		194	(19.9)
Other fixed-line services		638		610	4.7

Total gross operating revenue		14,377		15,546	(7.5)
Value-added and other indirect taxes		(2,877)		(3,254)	(11.3)
Discounts and returns		(3,452)		(3,399)	1.2

Net operating revenue	R$	8,048	R$	8,893	(9.5)

Gross operating revenue of our fixed-line and data transmission services segment declined by 7.5% in 2011, principally due to:

•	a 9.0% decline in gross operating revenue from local fixed-line services;

•	a 19.6% decline in gross operating revenue from long-distance fixed-line calls;

•	a 12.5% decline in gross operating revenue from local fixed-to-mobile calls;

•	a 1.7% decline in gross operating revenue from data transmission services; and

•	an 18.9% decline in gross operating revenue from long-distance fixed-to-mobile calls.

Gross Operating Revenue from Local Services

Gross operating revenue from local fixed-line services declined by 9.0% in 2011, primarily due to a 6.4% decline in gross operating revenue from monthly subscription fees, and a 26.2% decline in gross operating revenue from metered services.

Gross operating revenue from monthly subscription fees declined primarily as a result of a 6.3% decline in the average number of lines in service to 7.0 million during 2011 from 7.5 million during 2010, which occurred primarily as a result of the general trend in the Brazilian telecommunications industry to substitute mobile services in place of local fixed-line services.

Gross operating revenue from metered services charges declined principally due to the 29.0% decline in total billed minutes, which are the number of local minutes that exceed the monthly allowance under a customer’s service plan, primarily as a result of (1) the decline in the average number of our lines in service, (2) the migration of our fixed-line customers from our basic service plans to our alternative plans that have higher monthly allowances of minutes, including our “Oi Fixo ilimitado” plans which we introduced in 2011 under which we offer an unlimited number of local fixed-to-fixed minutes and a larger number of fixed-to-fixed long distance minutes than under our other alternative plans at similar prices, and (3) the migration of local traffic origination to mobile handsets.

Gross Operating Revenue from Local Fixed-to-Mobile Calls

Gross operating revenue from local fixed-to-mobile calls, which are charged at the VC1 rate, declined by 12.5% in 2011, principally as a result of a 13.4% decline in the total number of local fixed-to-mobile minutes in 2011 as a result of (1) the 5.2% decline in the number of our fixed-line customers, (2) the migration of local traffic origination to mobile handsets as callers take advantage of mobile plans and promotions under which mobile service providers offer bonus mobile-to-mobile minutes within their networks at rates that are lower than a fixed-to-mobile minute, and (3) the introduction of our “Oi Fixo ilimitado” plans in 2011 under which we offer a larger number of fixed-to-mobile minutes for use to call the mobile customers of our company than under our other alternative plans.

Gross Operating Revenue from Long-Distance Fixed-Line Services

We account for revenue from long-distance calls that (1) originate and terminate on a fixed-line, (2) originate and terminate on a mobile device, or (3) originate on a mobile device and terminate on a fixed-line as revenue from long-distance fixed-line services. Gross operating revenue from long-distance fixed-line services declined by 19.6% during 2011, primarily due to an 18.6% decline in the total number of long-distance minutes, primarily as a result of (1) an aggressive discounting campaign undertaken by our competitors, which resulted in a decline in the total number of long-distance minutes, (2) the effects of the 5.2% decline in the number of our fixed-line customers, who are more likely to choose our long-distance fixed-line services than customers of other fixed-line providers, and (3) the introduction of our “Oi Fixo ilimitado” plans in 2011 under which we offer a larger number of fixed-to-fixed long distance minutes than under our other alternative plans and has led to a decline in the number of minutes that we record as long-distance fixed-line services.

Gross Operating Revenue from Long-Distance Fixed-to-Mobile Calls

We account for revenue from long-distance calls that originate on a fixed-line and terminate on a mobile device as revenue from long-distance fixed-to-mobile calls. Gross operating revenue from long-distance fixed-to-mobile calls, which are charged at the VC2 or VC3 rate, declined by 18.9% in 2011, principally as a result of a decline of 18.2% in the total number of fixed-to-mobile minutes charged at VC2 rates and VC3 rates, primarily as a result of (1) an aggressive discounting campaign undertaken in 2011 by one of our competitors, and (2) the effects of the 5.2% decline in the number of our fixed-line customers, who are more likely to choose our long-distance services for mobile-to-mobile long-distance calls than customers of other fixed-line providers.

Gross Operating Revenue from Remuneration for the Use of the Fixed-Line Network

Gross operating revenue from remuneration for the use of the fixed-line network declined by 3.5% in 2011, primarily as a result of a decline in gross operating revenue from interconnection fees paid to us for completing calls on our fixed-line network that were originated on the networks of other fixed-line service providers, and (2) a decline in gross operating revenue from interconnection fees paid to us for completing calls on our fixed-line network that were originated on the networks of mobile service providers, both primarily as a result of the 5.2% decline in the number of our fixed-line customers.

Of our gross operating revenue from remuneration for the use of the fixed-line network, 21.2% in 2011 and 23.5% in 2010 represented interconnection fees paid by Brasil Telecom Mobile for the use of our fixed-line network to complete mobile-to-fixed calls and was eliminated in the consolidation of our financial statements.

Gross Operating Revenue from Data Transmission Services

Gross operating revenue from data transmission services declined by 1.7% in 2011, principally due to (1) a 9.1% decline in gross operating revenue from ADSL subscriptions, the effects of which were partially offset by a 9.4% increase in gross operating revenue from commercial data transmission services.

Gross operating revenue from ADSL subscriptions declined primarily due to a 7.8% decline in our average gross operating revenue per subscriber as a result of aggressive promotions that we launched during 2011 in an effort to expand our base of broadband customers, the effects of which were partially offset by a 5.3% increase in the average number of ADSL subscriptions to approximately 2,032,000 during 2011 from approximately 1,953,000 during 2010. As of December 31, 2011, our ADSL customer base represented 29.8% of our total fixed lines in service as compared to 26.8% as of December 31, 2010.

Gross operating revenue from commercial data transmission services increased primarily as a result of a 23.3% increase in gross operating revenue from IP services principally as a result of the increased demand for these services, particularly from public entities, banks and card payment companies, the effects of which were partially offset by a 37.0% decline in gross operating revenue from switching packs and frame relay services. Of our gross operating revenue from commercial data transmission services, 16.0% during 2011 and 8.5% during 2010 represented fees paid by Brasil Telecom Mobile and was eliminated in the consolidation of our financial statements.

Gross Operating Revenue from the Sale of Pre-paid Calling Cards for Use in Public Telephones

Gross operating revenue from the sale of pre-paid calling cards for use in public telephones declined by 19.9% in 2011, principally due to the decline in the number of public phone credits used as a result of a general trend to reduce usage of pre-paid calling cards for use in public telephones as customers substitute usage of mobile handsets in place of usage of public phones in response to promotions by mobile service providers to the pre-paid segment, including bonus calls and pre-paid card recharges at promotional reduced rates.

Charges Against Gross Operating Revenue

Value-Added and Other Indirect Taxes

Value-added and other indirect taxes on our fixed-line and data transmission services declined by 11.3% in 2011, primarily reflecting the decline in the gross operating revenue of the principal fixed-line services with respect to which these taxes are assessed.

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

Discounts

Discounts offered on our fixed-line services generally applied to data transmission services, monthly subscription fees and intelligent network services (such as caller ID, call forwarding and conference calling). Discounts on our fixed-line and data transmission services increased by 1.2% in 2011, primarily as a result of an increase in discounts offered for our broadband services as a result of increased competition for other providers and as part of our efforts to promote the migration of our broadband customers to higher bandwidth subscriptions.

Net Operating Revenue

As a result of the foregoing, net operating revenue of our fixed-line and data transmission services segment declined by 9.5% to R$8,048 million in 2011 from R$8,893 million in 2010.

Net Operating Revenue of Our Mobile Services Segment

The following table sets forth the components of the gross operating revenue and net operating revenue of our mobile services segment, as well as the percentage change from the prior year, for the years ended December 31, 2011 and 2010.

	Year Ended December 31,
	2011		2010		% Change
	(in millions of reais, except percentages)

Mobile telephone services	R$	1,658	R$	1,490	12.2
Remuneration for the use of the mobile network		1,204		1,134	6.1
Sales of handsets and accessories		16		53	(70.2)

Total gross operating revenue		2,877		2,677	7.5
Value-added and other indirect taxes		(492)		(445)	10.5
Discounts and returns		(379)		(295)	28.6

Net operating revenue	R$	2,006	R$	1,937	3.5

Gross operating revenue of our mobile services segment increased by 7.5% in 2011, due to (1) a 12.2% increase in gross operating revenue from mobile telephone services, and (2) a 6.1% increase in gross operating revenue from remuneration for the use of our mobile network.

Gross Operating Revenue from Mobile Services

Gross operating revenue from mobile services increased by 12.2% in 2011, principally due to (1) a 5.9% increase in gross operating revenue from monthly subscription fees, and (2) a 21.0% increase in gross operating revenue from billed minutes (originating calls).

The average number of our pre-paid mobile customers increased by 11.5% to 7.1 million during 2011 from 6.3 million during 2010, primarily as a result of our launch of new promotions that include bonus minutes for long distance calls, packages of data services and credits for use for our short message services, or SMS. The average number of our post-paid mobile customers, including customer that subscribe to our “Oi Controle” plans, increased by 2.4% to approximately 1,050,000 during 2011 from approximately 1,025,100 during 2010, primarily as a result of the success of our advertising campaigns to promote our principal mobile services, such as “Oi a vontade.” As of December 31, 2011, pre-paid customers represented 86.5% of our mobile customer base and post-paid customers represented 13.5% of our mobile customer base. Our average monthly net revenue per user (calculated based on the total revenue for the year divided by the monthly average customer base for the year divided by 12) declined by 1.9% to R$21.0 during 2011 from R$21.4 during 2010.

Gross operating revenue from monthly subscription fees, which includes gross operating revenue from our mobile data transmission services, increased primarily as a result of (1) an increase in the number of our post-paid customers, and (2) the migration of our post-paid customer base to plans offering a greater number of minutes and with higher subscription fees.

Gross operating revenue from billed minutes, which are the number of local minutes used by pre-paid customers plus the number of local minutes used by post-paid customers in excess of the monthly allowance under the customer’s service plan, increased primarily as a result of (1) the 11.5% increase in the average number of our pre-paid mobile customers, and (2) the increase in sales of promotional pre-paid service packages which permit our customers to make calls to mobile customers within our networks and send SMS messages to mobile subscribers of any Brazilian mobile service provider.

Gross Operating Revenue from Remuneration for the Use of the Mobile Network

Gross operating revenue from remuneration for the use of the mobile network increased by 6.1% in 2011, primarily due to a 10.4% increase in the number of our mobile customers, the effects of which were partially offset by customers of others mobile providers taking advantage of promotions offered by those providers that include packages of minutes and SMS services for “on net” traffic.

Of the gross operating revenue from remuneration for the use of the mobile network, 45.2% in 2011 and 40.8% in 2010 represented interconnection fees paid by Oi for the use of Brasil Telecom Mobile’s network to complete fixed-to-mobile calls and was eliminated in the consolidation of our financial statements.

Charges Against Gross Operating Revenue

Value-Added and Other Indirect Taxes

Value-added and other indirect taxes on our mobile services increased by 10.5% in 2011, primarily reflecting the increase in the gross operating revenue of our mobile services segment in 2011.

Discounts

Discounts offered on our mobile services generally consist of rebates on pre-paid telephone cards (typically having commissions of approximately 10.0% over the face amount sold), local fixed-line calls, long-distance calls, and intelligent network services (such as caller ID, call forwarding and conference calling). Discounts on our mobile services increased by 28.6% in 2011, primarily as a result of our strategy to increase discounts to maintain and increase our market share.

Net Operating Revenue

As a result of the foregoing, revenue from sales and services of the mobile services segment increased by 3.5% to R$2,006 million in 2011 from R$1,937 million in 2010.

Cost of Sales and Services

Cost of sales and services declined by 3.1% in 2011, principally due to a 5.1% decline in cost of sales and services of our mobile services segment, the effects of which were partially offset by a 1.8% increase in cost of sales and services of our fixed-line and data transmission services segment.

Of the cost of sales and services of our fixed-line and data transmission services segment, 13.4% in 2011 and 4.7% in 2010 represented interconnection fees paid by Oi for the use of Brasil Telecom Mobile’s mobile network to complete fixed-to-mobile calls. These fees were eliminated in the consolidation of our financial statements.

Of the cost of sales and services of our mobile services segment, 21.9% in 2011 and 23.4% in 2010 represented (1) interconnection fees paid by Brasil Telecom Mobile for the use of Oi’s fixed-line network to complete mobile-to-fixed calls, and (2) fees paid by Brasil Telecom Mobile for EILD services. These fees were eliminated in the consolidation of our financial statements.

The following table sets forth the components of our cost of sales and services, as well as the percentage change from the prior year, for the years ended December 31, 2011 and 2010.

	Year Ended December 31,
	2011		2010		% Change
	(in millions of reais, except percentages)

Interconnection	R$	1,711	R$	1,982	(13.7)
Depreciation and amortization		843		807	4.4
Grid maintenance service		687		616	11.4
Rental and insurance		504		471	7.0
Personnel		375		335	12.0
Costs of handsets and accessories		24		48	(50.1)
Concession contract renewal fee		49		57	(13.6)
Other costs of sales and services		394		416	(5.2)

Total cost of sales and services	R$	4,587	R$	4,732	(3.1)

Cost of Sales and Services of Our Fixed-Line and Data Transmission Services Segment

Cost of sales and services of our fixed-line and data transmission services segment increased by 1.8% in 2011, principally due to:

•

a 27.2% increase in rental and insurance costs to R$654 million in 2011 from R$514 million in 2010, primarily as a result of increases in rental expenses incurred for leases of physical space, increases in right-of-way costs and increases in tower rental costs; and

•	an 11.7% increase in network maintenance costs to R$627 million in 2011 from R$562 million in 2010, primarily as a result of our implementation of a plan to improve network quality.

The effects of these increases was partially offset by an 8.0% decline in interconnection costs to R$1,834 million in 2011 from R$1,993 million in 2010, primarily as a result of the reduction in fixed-to-mobile traffic and long distance fixed-line traffic.

The gross profit of our fixed-line and data transmission services segment declined by 18.8% to R$3,960 million in 2011 from R$4,878 million in 2010. As a percentage of net operating revenue of this segment, gross profit declined to 49.2% in 2011 from 54.9% in 2010.

Cost of Sales and Services of Our Mobile Services Segment

Cost of sales and services of our mobile services segment declined by 5.1% in 2011, principally due to:

•	an 8.6% decline in interconnection costs to R$526 million in 2011 from R$575 million in 2010, primarily as a result of the reduction in fixed-to-mobile traffic and long distance fixed-line traffic;

•

a 50.1% decline in the cost of handsets and accessories to R$24 million in 2011 from R$48 million in 2010, primarily as a result of the reduction of our sales of premium mobile devices, such as smart phones; and

•

a 24.8% decline in third-party service costs to R$34 million in 2011 from R$45 million in 2010, primarily as a result of our program to reduce costs by consolidating our third-party services in a smaller number of suppliers.

The gross profit of our mobile services segment increased by 24.9% to R$697 million in 2011 from R$558 million in 2010. As a percentage of net operating revenue of this segment, gross profit increased to 34.7% in 2011 from 28.8% in 2010.

Gross Profit

As a result of the foregoing, our consolidated gross profit declined by 15.8% to R$4,659 million in 2011 from R$5,531 million in 2010. As a percentage of net operating revenue, gross profit declined to 50.4% in 2011 from 53.9% in 2010.

Operating Expenses

Selling Expenses

Selling expenses increased by 13.2% during 2011, principally due to (1) a 15.5% increase in selling expenses of our fixed-line and data transmission services segment, and (2) an 8.2% increase in selling expenses of our mobile services segment.

Fixed-Line and Data Transmission Services Segment

Selling expenses of our fixed-line and data transmission services segment increased by 15.5% in 2011, principally due to:

•

a 17.2% increase in contact center expenses to R$340 million in 2011 from R$290 million in 2010, primarily due to the renegotiation of some collective bargaining agreements by our contact center, which is included in our other segment, and expenditures related to service quality campaigns conducted to support our broadband service;

•

a 54.6% increase in personnel expenses to R$119 million in 2011 from R$77 million in 2010, primarily as a result of an increase in the number of employees and increases in the compensation of some of our employees as a result of the renegotiation of some of our collective bargaining agreements at the end of 2010;

•

a 24.9% increase in third-party service expenses to R$156 million in 2011 from R$125 million in 2010, primarily due to increased commissions paid in relation to sales of our “Oi Velox” internet service; and

•

an 766.7% increase in materials expenses to R$26 million in 2011 from R$3 million in 2010, primarily due to an increase in purchases of modems as a result of the introduction of our campaign to deliver free modems to mobile subscribers of “Oi Velox” beginning in April 2011.

As a percentage of net operating revenue of this segment, selling expenses increased to 12.3% in 2011 from 9.7% in 2010.

Mobile Services Segment

Selling expenses of our mobile services segment increased by 8.2% in 2011, principally due to:

•

a 60.2% increase in third-party service expenses to R$235 million in 2011 from R$147 million in 2010, primarily as a result of (1) an increase in the number of promotional bonus credits we distributed to our pre-paid costumers upon their purchase of additional paid credits for use to make pre-paid calls, and (2) an increase in sales commission expenses in the post-paid segment, and increased commission expenses relating to our “Oi Conta Total” plans, part of which are allocated to this segment; and

•

a 36.8% increase in publicity and advertising expenses to R$60 million in 2011 from R$44 million in 2010, primarily as a result of an increase in expenditures on our advertising campaigns to support our principal mobile services, such as our “Oi a vontade” and “Oi cartão” services and our use of sponsorship of concerts and other events and alternative media to raise brand awareness of our services.

The effects of these increases were partially offset by (1) a 56.8% decline in contact center expenses to R$27 million in 2011 from R$61 million in 2010, and (2) an 82.1% decline in materials expenses to R$7 million in 2011 from R$37 million in 2010, primarily as a result of our decision in 2010 to end our subsidies for mini-modems used by our mobile data transmission customers.

As a percentage of net operating revenue of this segment, selling expenses increased to 21.7% in 2011 from 20.8% in 2010.

General and Administrative Expenses

General and administrative expenses declined by 6.1% during 2011, principally due to a 6.0% decline in general and administrative expenses of our fixed-line segment and a 37.7% decline in general and administrative expenses of our other segment.

Fixed-Line and Data Transmission Services Segment

General and administrative expenses of our fixed-line and data transmission services segment declined by 6.0% in 2011, principally due to:

•

a 16.8% decline in third-party service expenses to R$351 million in 2011 from R$422 million in 2010, primarily as a result of reduced postage expenses due to a change in our billing and collection procedures as part of which we no longer rely on mailing invoices to collect accounts due from customers that are in arrears by more than two months; and

•

a 17.1% decline in depreciation and amortization expenses to R$158 million in 2011 from R$195 million in 2010, primarily as a result of the increase in the amount of the property, plant and equipment of this segment that has been fully depreciated.

The effects of these declines were partially offset by (1) a 25.1% increase in personnel expenses to R$259 million in 2011 from R$207 million in 2010, primarily as a result of an increase in the number of employees and increases in the compensation of some of our employees as a result of the renegotiation of some of our collective bargaining agreements at the end of 2010, and (2) an 8.2% increase in consulting expenses to R$218 million in 2011 from R$202 million in 2010, primarily as a result of an increase in expenses for consulting and legal advice related to the corporate reorganization.

As a percentage of net operating revenue of this segment, general and administrative expenses increased to 14.8% in 2011 from 14.3% in 2010.

Mobile Services Segment

General and administrative expenses of our mobile services segment declined by 2.3% in 2011, primarily due to (1) a 44.5% decline in third-party service expenses to R$39 million in 2011 from R$70 million in 2010, primarily as a result of our program to reduce costs and expenses in this segment, and (2) a 35.8% decline in depreciation and amortization expenses to R$23 million in 2011 from R$36 million in 2010, primarily as a result of the increase in the amount of the property, plant and equipment of this segment that has been fully depreciated.

As a percentage of net operating revenue of this segment, general and administrative expenses declined to 8.4% from 8.9% in 2010.

Other Segment

General and administrative expenses of our other segment declined by 37.7% in 2011, primarily due to a (1) a 50.1% decline in personnel expenses to R$33 million in 2011 from R$66 million in 2010, primarily as a result of a reduction in the number of employees of our internet portal companies, and (2) a 35.4% decline in third-party service expenses to R$32 million in 2011 from R$49 million in 2010, primarily as a result of reduction in our costs relating to data processing.

Other Operating Expenses, Net

Other Operating Income

Other operating income increased by 6.9% to R$560 million in 2011 from R$524 million in 2010, primarily as a result of (1) our recognition of R$50 million in prescribed dividends during 2011, and (2) a 33.7% increase in rental of infrastructure to R$120 million in 2011 from R$90 million in 2010, primarily as a result of increased demand for these services from other service providers as a result of the growth of their customer bases. The effects of these factors was partially offset by a 60.3% decline in income on disposal of property, plant and equipment to R$21 million in 2011 from R$54 million in 2010.

Other Operating Expense

Other operating expenses increased by 1.4% to R$1,046 million in 2011 from R$1,032 million in 2010, primarily as a result of:

•

a 40.9% increase in provisions for contingencies to R$571 million in 2011 from R$405 million in 2010, primarily as a result of (1) the effects on our other operating expenses during 2010 of a R$140 million reversal of our provisions relating to ICMS tax credits as a result of a favorable court decision in 2010, and (2) the constitution of additional provisions of R$26 million during 2011 relating to new labor and civil matters and changes in the estimate of some of our provision; and

•

an 11.7% increase in taxes to R$309 million in 2011 from R$276 million in 2010, primarily as a result of PIS and COFINS taxes recorded on the increased distributions of interest on shareholders equity received from some of our subsidiaries.

The effects of these factors was partially offset by (1) a 72.7% decline in employee and management profit sharing to R$28 million in 2011 from R$103 million in 2010, primarily as a result of the decline of the performance of indicators used to estimate this provision, and (2) a 66.3% decline in write-offs of property, plant and equipment to R$28 million in 2011 from R$83 million in 2010.

Operating Income before Financial Income (Expenses) and Taxes

As a result of the foregoing, our consolidated operating income before financial income (expenses) and taxes declined by 36.3% to R$1,567 million in 2011 from R$2,460 million in 2010. As a percentage of net operating revenue, operating income before financial income (expenses) and taxes declined to 17.0% in 2011 from 24.0% in 2010.

Fixed-Line and Data Transmission Services Segment

The operating income before financial income (expenses) and taxes of our fixed-line and data transmission services segment declined by 38.8% to R$ 1,519 million in 2011 from R$2,481 million in 2010. As a percentage of the net operating revenue of this segment, operating income before financial income (expenses) and taxes declined to 18.9% in 2011 from 27.9% in 2010.

Mobile Services Segment

The operating income before financial income (expenses) and taxes of our mobile services segment was R$48 million in 2011 compared to operating loss before financial income (expenses) and taxes of R$34 million in 2010. As a percentage of the net operating revenue of this segment, operating income before financial income (expenses) and taxes was 2.4% in 2011 compared to operating loss before financial income (expenses) and taxes of 1.7% in 2010.

Financial Expenses, Net

Financial Income

Financial income increased by 43.5% to R$1,406 million in 2011 from R$979 million in 2010, primarily due to:

•

a 359.1% increase in interest and inflation adjustment on other assets to R$345 million in 2011 from R$75 million in 2010, primarily as a result of an exchange gain on the foreign currency time deposits in which the proceeds of our issuance of 9.75% Senior Notes due 2016 were held prior to the use of these proceeds;

•	a 33.9% increase in income from short-term investments to R$384 million in 2011 from R$287 million in 2010, primarily as a result of an increase in the average amount of our financial investments; and

•

a 29.70% increase in interest and inflation adjustment on amounts due from related parties to R$307 million in 2011 from R$236 million in 2010, primarily as a result of accrued interest and inflation adjustments on the debentures of Telemar that we hold.

Financial Expenses

Financial expenses increased by 39.5% to R$1,478 million in 2011 from R$1,060 million in 2010, primarily due to (1) a 73.9% increase in interest and inflation adjustments on other liabilities to R$474 million in 2011 from R$273 million in 2010, primarily as a result of a R$122 million exchange loss on foreign currency time deposits of a portion of the proceeds of our 9.75% Senior Notes due 2016, and a R$42 million increase in inflation adjustment to our tax financing program debt as a result of an increase in the Selic interest rate, and (2) inflation adjustment estimates of judicial deposits of R$199 million during 2011. The effects of these factors was partially offset by a 34.2% decline in inflation adjustments of provisions to R$167 million in 2011 from R$254 million in 2010, primarily as a result of an inflation adjustment estimate on labor contingencies in 2011.

Income Tax and Social Contribution

The composite corporate statutory income tax and social contribution rate was 34% in each of 2011 and 2010. Income tax and social contribution expense increased by 19.9% to R$490 million in 2011 from R$408 million in 2010. Our effective tax rate was 33.0% in 2011 and 17.1% in 2010. The table below sets forth a reconciliation of the composite corporate statutory income tax and social contribution rate to our effective tax rate for each of the periods presented.

	Year Ended December 31,
	2011	2010

Composite corporate statutory income tax and social contribution rate	34.0%	34.0%
Tax effects of interest on shareholders’ equity	—	(5.2)
Tax effects of permanent exclusions (additions)	(1.0)	(5.2)
Tax effects of compensation of tax loss carryforwards	—	(1.0)
Tax effects of unrecognized deferred tax assets	—	0.2
Tax effects of recognized deferred tax assets	0.0	(5.7)

Effective rate	33.0%	17.1%

Our effective tax rate was 33.0% in 2011, primarily as a result of the tax effects of non-taxable income and non-deductible expenses, which lowered our effective tax rate by 1.0%.

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

Net Income

Our consolidated net income declined by 49.0% to R$1,006 million in 2011 from R$1,971 million in 2010. As a percentage of net operating revenue, net income declined to 10.9% in 2011 from 19.2% in 2010.

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

Gross operating revenue from monthly subscription fees increased primarily as a result of (1) a 5.9% increase in the number of subscriptions to our alternative plans to 6.8 million at December 31, 2010 from 6.4 million at December 31, 2009, (2) rate increases for our basic service plans of 0.98% in October 2009 and 0.98% in February 2010, and (3) rate increases for our alternative plans that reflected increases in inflation of 0.98% in 2009 and 5.65% in 2010, as measured by the IST. The effects of these increases were partially offset by a 5.8% decline in the average number of lines in service to 7.5 million during 2010 from 7.9 million during 2009.

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

Gross operating revenue from commercial data transmission services increased primarily as a result of (1) a 25.1% increase in gross operating revenue from IP services principally as a result of the increased demand for these services, particularly from public entities, banks and card payment companies, and (2) a 28.6% increase in gross operating revenue from EILD services, principally as a result of the increased demand for these services, due to the integration of the Telemar and Oi networks. Of our gross operating revenue from commercial data transmission services, 8.5% during 2010 and 4.2% during 2009 represented fees paid by Brasil Telecom Mobile and was eliminated in the consolidation of our financial statements.

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

Charges Against Gross Operating Revenue

Value-Added and Other Indirect Taxes

Value-added and other indirect taxes on our fixed-line and data transmission services declined by 8.4% in 2010, primarily reflecting the decline in the gross operating revenue of our fixed-line and data transmission services segment in 2010 and the change in revenue mix, as fewer taxes or lower tax rates apply to some of our services, such as interconnection services.

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

The average number of our pre-paid mobile customers increased by 16.4% to 6.3 million during 2010 from 5.5 million during 2009, primarily as a result of (1) the launch beginning in May 2009 of the entire portfolio of Oi’s service plans in Region II, including the “Bônus Diário” prepaid service plan, and (2) the strategy of reinforcing our retail promotion efforts and intensifying our advertising campaigns. The average number of our post-paid mobile customers, including customer that subscribe to our “Oi Controle” plans, was approximately 1,025,100 during 2010 and approximately 1,027,000 during 2009. As of December 31, 2010, pre-paid customers represented 87.5% of our mobile customer base and post-paid customers represented 12.5% of our mobile customer base. Our average monthly net revenue per user declined by 14.7% to R$21.4 during 2010 from R$25.9 during 2009.

Gross operating revenue from additional services, consisting primarily of our mobile data transmission services, increased primarily as a result of a 67.1% increase in gross operating revenue from mobile internet services.

Gross operating revenue from monthly subscription fees increased primarily as a result of the migration of our post-paid customer base to plans offering a greater number of minutes and with higher subscription fees.

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

The effects of this increase were partially offset by a 43.1% decline in gross operating revenue from interconnection fees paid to us for completing calls on our mobile network that were originated on the networks of fixed-line service providers, primarily due to the trend of consumers to make mobile-to-mobile calls instead of fixed-to-mobile calls.

Of the gross operating revenue from remuneration for the use of the mobile network, 40.8% in 2010 and 41.2% in 2009 represented interconnection fees paid by Oi for the use of Brasil Telecom Mobile’s network to complete fixed-to-mobile calls and was eliminated in the consolidation of our financial statements.

Charges Against Gross Operating Revenue

Value-Added and Other Indirect Taxes

Value-added and other indirect taxes on our mobile services increased by 4.0% in 2010, primarily reflecting the increase in the gross operating revenue of our mobile services segment in 2010.

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

Of the cost of sales and services of our fixed-line and data transmission services segment, 4.7% in 2010 and 3.2% in 2009 represented interconnection fees paid by Oi for the use of Brasil Telecom Mobile’s mobile network to complete fixed-to-mobile calls. These fees were eliminated in the consolidation of our financial statements.

Of the cost of sales and services of our mobile services segment, 23.4% in 2010 and 23.2% in 2009 represented (1) interconnection fees paid by Brasil Telecom Mobile for the use of Oi’s fixed-line network to complete mobile-to-fixed calls, and (2) fees paid by Brasil Telecom Mobile for EILD services. These fees were eliminated in the consolidation of our financial statements.

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

Operating Income (Loss) before Financial Income (Expenses) and Taxes

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

Liquidity and Capital Resources

Our principal cash requirements consist of the following:

•	working capital requirements;

•	servicing of our indebtedness;

•	capital expenditures related to investments in operations, expansion of our networks and enhancements of the technical capabilities and capacity of our networks; and

•	dividends on our shares, including in the form of interest attributable to shareholders’ equity.

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

During 2011, cash flow generated by operations was used primarily for investing activities, for working capital requirements and to service our outstanding debt obligations. As of December 31, 2011, our consolidated cash and cash equivalents and cash investments amounted to R$7,089 million. As of December 31, 2011, we had working capital of R$3,627 million. We believe that our working capital is sufficient for our requirements during 2012.

Projected Sources and Uses of Cash

We anticipate that we will be required to spend approximately R$15.4 billion to meet our short-term contractual obligations and commitments and budgeted capital expenditures during 2012, and an additional approximately R$28.4 billion to meet our long-term contractual obligations and commitments and budgeted capital expenditures in 2013 and 2014. We expect that we will meet these cash requirements for (1) our operating and maintenance activities through sales of our services, and (2) our debt service and capital expenditure commitments through a combination of cash generated from operating activities and cash generated by financing activities, including new debt financings and the refinancing of our existing indebtedness as it becomes due.

We have commitments from several financial institutions to provide us with financing in the future, including commitments from under a revolving credit facility that we entered into in November 2011, an export credit facility that we entered into in December 2011 and unused commitments under various other credit facilities described under “—Indebtedness and Financing Strategy.” We pay commitment fees to these financial institutions in connection with their commitments. As of December 31, 2011, an aggregate principal amount of US$1,751 million was available for disbursement under these facilities.

In November 2011, Oi, Brasil Telecom Mobile, Telemar and TNL PCS entered together into a revolving credit facility with a syndicate of international institutions. Under this facility, up to US$1 billion aggregate principal amount will be available for disbursement to the borrowers during the five-year term of this facility. Outstanding amounts under this facility bear interest at the rate of LIBOR plus 0.90% per annum. As of December 31, 2011, there were no outstanding loans under this facility.

In December 2011, Telemar entered into an export credit facility with FINNVERA under which FINNVERA agreed to disburse loans in the aggregate principal amount of up to US$200 million. Loans under this facility bear interest at the rate of LIBOR plus 0.90% per annum, payable semi-annually in arrears. The principal amount of these loans is payable in 17 semiannual installments commencing on the first anniversary of the disbursements. As of December 31, 2011, no loans have been disbursed under this facility.

Cash Flow

Cash Flows from Operating Activities

Our primary source of operating funds is cash flow generated from our operations. Net cash provided by operating activities was R$1,839 million in 2011, R$3,416 million in 2010 and R$3,573 million in 2009. We consider cash flows provided by our operating activities to be sufficient for our expected cash requirements related to operations. However, we generally finance our investments in property, plant and equipment through the use of bank loans, vendor financing, capital markets and other forms of financing.

Cash Flows Used in Investing Activities

Investing activities used net cash of R$2,089 million in 2011, R$1,560 million in 2010 and R$3,005 million in 2009.

During 2011, investing activities for which we used cash primarily consisted of (1) net judicial deposits (consisting of deposits less redemptions) of R$1,224 million, primarily related to provisions for labor, taxes and civil contingencies, and (2) investments of R$884 million in additions to property, plant and equipment, primarily related to the expansion of our data communications network and the implementation of regulatory projects to meet ANATEL’s requirements.

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

Cash Flows from Financing Activities

Financing activities provided net cash of R$2,920 million in 2011, and used net cash of R$356 million in 2010 and R$565 million in 2009.

During 2011, our principal sources of borrowed funds consisted of (1) issuance of R$2,350 million aggregate principal amount of non-convertible debentures due 2018, (2) the issuance of R$1,100 million aggregate principal amount of 9.75% Senior Notes due 2016, and (3) the issuance of R$1,000 million aggregate principal amount of non-convertible debentures due 2017.

During 2011, we used cash to (1) to repay R$1,096 million principal amount of our outstanding loans and financing, derivatives and leases, (2) to pay dividends and interest on shareholders’ equity in the aggregate amount of R$462 million, and (3) to pay R$79 million of fees related to our licenses and concessions.

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

Indebtedness and Financing Strategy

As of December 31, 2011, our total outstanding indebtedness on a consolidated basis was R$8,105 million, consisting of R$1,144 million of short-term indebtedness, all of which represented current portion of long-term indebtedness (or 14.1% of our total indebtedness), and R$6,962 million of long-term indebtedness (or 85.9% of our total indebtedness).

On a consolidated basis, our real-denominated indebtedness as of December 31, 2011 was R$8,104 million and our foreign currency-denominated indebtedness was R$1 million. As of December 31, 2011, our real-denominated indebtedness bore interest at an average rate of 11.27% per annum, and our foreign currency denominated indebtedness bore interest at an average rate of 1.3% per annum for loans denominated in U.S. dollars. As of December 31, 2011, 84.1% of our debt bore interest at floating rates, including the effect of swap operations.

Short-Term Indebtedness

Our consolidated short-term debt, consisting of the current portion of long-term loans and financings and debentures, was R$1,144 million as of December 31, 2011. Under our financing policy, we generally do not incur short-term indebtedness, as we believe that our cash flows from operations generally will be sufficient to service our current liabilities.

Long-Term Indebtedness

The following table sets forth selected information with respect to our principal outstanding long-term debt instruments as of December 31, 2011.

Instrument	Outstanding Principal Amount	Final Maturity
	(in millions of reais)

Debentures	720	June 2013(1)
Debentures	1,000	August 2017
Debentures	2,350	December 2018(2)
9.75% Senior Notes due 2016	1,100	September 2016
BNDES credit facilities:
Oi 2006 credit facility:
A loans	1,011	May 2014
B loans	15	May 2014
Brasil Telecom Mobile 2008 loan agreement	214	September 2017
Oi 2009 credit facility:

Instrument	Outstanding Principal Amount	Final Maturity
	(in millions of reais)
Floating-rate loans	397	December 2018(3)
Fixed-rate loans	93	December 2018(3)
Brasil Telecom Mobile 2009 credit facility:
Floating-rate loans	479	December 2018(3)
Fixed-rate loans	12	December 2018(3)

(1)	The outstanding principal amount of these debentures is payable in two equal annual installments commencing in June 2011.
(2)	The outstanding principal amount of these debentures is payable in three equal annual installments commencing in December 2016.
(3)	Amortization on this facility commences in January 2012.

Some of our debt instruments require that we comply with financial covenants, the most restrictive of which are as follows:

•	Consolidated debt to consolidated EBITDA for the prior 12-month period less than or equal to 3.75 to 1.0 at the end of each fiscal quarter until maturity;

•

Consolidated EBITDA for the prior 12-month period to consolidated interest expense for the prior 12-month period greater than or equal to 1.95 to 1.0 at the end of each fiscal quarter until maturity; and

•	Consolidated debt to consolidated debt plus shareholders’ equity less than or equal to 0.95 to 1.0 at the end of each fiscal quarter until maturity.

We were in compliance with these financial covenants as of December 31, 2011, and we believe that we will be able to comply with these financial covenants during 2012. In addition, we believe that our compliance with these financial covenants will not adversely affect our ability to implement our financing plans.

The instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses and the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness.

As of December 31, 2011, all of our indebtedness to BNDES was secured by pledges of certain of our accounts receivable.

The following discussion briefly describes certain of our significant financing transactions.

Debentures

In June 2006, we issued non-convertible debentures in the aggregate principal amount of R$1,080 million. The outstanding principal amount of these debentures is payable in two equal annual installments in June 2012 and June 2013. These debentures bear interest at the capitalized DI rate plus 3.5% per annum, payable semi-annually in arrears in June and December of each year.

In August 2011, we issued non-convertible debentures in an offering made in Brazil. The aggregate principal amount of the debentures was R$1,000 million. These debentures mature in August 2017 and bear interest at the CDI rate plus 1.00% per annum. We used the net proceeds of this offering for working capital and amortization of indebtedness.

In December 2011, we issued non-convertible debentures in an offering made in Brazil. The aggregate principal amount of the debentures was R$2,350 million. These debentures bear interest at the CDI rate plus 1.15% per annum, payable semi-annually, and the principal amount of these debentures is payable in three annual installments beginning in December 2016. We used the net proceeds of this offering for working capital and amortization of indebtedness.

Fixed-Rate Notes

In September 2011, we issued R$1,100 million aggregate principal amount of our 9.75% Senior Notes due 2016. These notes are denominated in reais and payments of principal and interest under these notes are payable in U.S. dollars at prevailing exchange rates at the time of payment. We used the net proceeds of this offering for general corporate purposes, including investments and the redemption and repayment of existing indebtedness.

BNDES Facilities

Oi 2006 Credit Facility

In November 2006, Oi entered into a credit facility with BNDES under which BNDES and several financial institutions agreed to disburse loans in multiple tranches in an aggregate principal amount of up to R$2,104 million. The proceeds of these loans were used to fund investments in our fixed-line network and in operational improvements to meet the targets established in the General Plan on Universal Service and in the General Plan on Quality Goals.

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

As of December 31, 2011, the aggregate principal amount outstanding under the loans bearing interest at the TJLP rate plus 4.3% was R$1,011 million and the aggregate principal amount outstanding under the loans bearing interest at the TJLP rate plus 2.3% was R$15 million.

Brasil Telecom Mobile 2008 Loan Agreement

In February 2008, Brasil Telecom Mobile entered into a loan agreement with BNDES under which BNDES disbursed a loan in the principal amount of R$259 million. The proceeds of this loan agreement were used to fund our investment in the expansion and modernization of our wireless network. This loan bears interest at the TJLP rate plus 3.52% per annum, payable quarterly in arrears through September 2010 and monthly in arrears thereafter. The principal amount of this loan is payable in 84 equal monthly installments commencing in October 2010. At December 31, 2011, the outstanding principal amount under this loan was R$214 million.

Oi 2009 Credit Facility

In December 2009, Oi entered into credit facilities with BNDES under which BNDES agreed to disburse loans in two tranches in an aggregate principal amount of up to R$623 million. The proceeds of the loans under this credit facility are to be used to fund investments in expansion and improvement of our fixed-line networks and in operational improvements to meet the targets established by ANATEL during the period from 2009 through 2011.

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

As of December 31, 2011, the aggregate principal amount outstanding under the loans bearing interest at the TJLP rate plus 3.95% was R$397 million and the aggregate principal amount outstanding under the loans bearing interest at 4.5% was R$93 million.

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

As of December 31, 2011, the aggregate principal amount outstanding under the loans bearing interest at the TJLP rate plus 3.95% was R$479 million and the aggregate principal amount outstanding under the loans bearing interest at 4.5% was R$12 million.

Real Estate Securitization Transaction

In August 2010, Oi transferred 101 real estate properties to Copart 5 Participações S.A., or Copart 5, our wholly-owned subsidiary. Oi entered into lease contracts with terms of up to 12 years for the continued use of all of the properties transferred to Copart 5.

Copart 5 assigned the receivables representing all payments under these leases to Brazilian Securities Companhia de Securitização, which issued Real Estate Receivables Certificates (Certificados de Recebíveis Imobiliários), or CRIs, backed by these receivables. The CRIs were purchased by Brazilian financial institutions.

We received net proceeds from the assignment of lease receivables in the total aggregate amount of R$511 million, and we record our obligations to make the assigned payments as short- and long-term debt in our consolidated financial statements. The aggregate net effective interest rate on this transaction is 102% of the CDI rate. We have used the proceeds raised in this transaction to repay short-term debt. As of December 31, 2011, the aggregate liability under these leases was R$457 million.

Off-Balance Sheet Arrangements

We do not currently have any transactions involving off-balance sheet arrangements.

Contractual Commitments

The following table summarizes our significant contractual obligations and commitments as of December 31, 2011:

	Payments Due by Period
	Less than One Year		One to Three Years		Three to Five Years		More than Five Years		Total
	(in millions of reais)

Loans and financing (1)	R$	1,532	R$	3,310	R$	2,515	R$	889	R$	8,246
Debentures (2)		906		1,599		3,278		877		6,660
Swap adjustments (3)		26		—		—		—		26
Purchase obligations (4)		373		—		—		—		373
Concession fees (5)		—		182		91		418		691
Usage rights (6)		132		408		137		—		677
Pension plan contributions(7)		111		332		221		442		1,106

Total contractual obligations and commitments	R$	3,080	R$	5,831	R$	6,242	R$	2,626	R$	17,779

(1)	Includes estimated future payments of interest on our loans and financings, calculated based on interest rates and foreign exchange rates applicable at December 31, 2011 and assuming that all amortization payments and payments at maturity on our loans and financings will be made on their scheduled payment dates.
(2)	Includes estimated future payments of interest on our debentures, calculated based on interest rates applicable as of December 31, 2011 and assuming that all amortization payments and payments at maturity on our debentures will be made on their scheduled payment dates.
(3)	Includes estimated future payments of interest on our derivative obligations, calculated based on interest rates and foreign exchange rates applicable as of December 31, 2011 and assuming that all payments on our derivative obligations will be made on their scheduled payment dates.
(4)	Consists of purchase obligations for network equipment pursuant to binding obligations which include all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.
(5)	Consists of estimated bi-annual fees due to ANATEL under our concession agreements expiring in 2025. These estimated amounts are calculated based on the amounts paid in 2011.
(6)	Consists of payments due to ANATEL for radio frequency licenses. Includes accrued and unpaid interest as of December 31, 2011.
(7)	Consists of expected contributions to amortize the actuarial deficit of the BrTPREV plan and the Fundador/Alternativo plan.

We are also subject to contingencies with respect to tax, civil, labor and other claims and have made provisions for accrued liability for legal proceedings related to certain tax, civil, labor and other claims of R$4,415 million as of December 31, 2011. See “Item 8. Financial Information—Legal Proceedings” and note 23 to our consolidated financial statements.

Supplemental Information Regarding TNL

As described in “— Corporate Reorganization,” on February 27, 2012, the shareholders of TNL, Telemar, Coari and Brasil Telecom approved a corporate reorganization including the Coari merger and the TNL merger. We will account for the Coari merger and the TNL merger using historical cost, whereby the financial statements of our company will record the historical carrying values of the assets and liabilities of TNL, Telemar, and Coari as from the date of the reorganization. The historical carrying values of Coari reflect the purchase accounting recorded under IFRS in accordance with IFRS 3(R), “Business Combinations,” under which 100% of the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the subsidiaries of our company were recorded at their fair values on January 8, 2009, the date on which TNL acquired control of our company. The financial statements of TNL as of and for the year ended December 31, 2011 have not been presented elsewhere in this annual report and have not been filed with the SEC. The historical financial statements of our company will not be restated to account for the impacts of the corporate reorganization on a retroactive basis. As a result, our financial statements that are presented after the completion of the corporate reorganization will reflect a significant increase in non-current intangible assets and property, plant and equipment, a significant increase in liabilities, particularly loans, financings and debentures, and a significant increase in total equity. In addition, we will record an increase in depreciation and amortization expenses reflecting this step-up in the carrying value of our intangible assets and property, plant and equipment, and an increase in financial expenses reflecting the increase in our loans, financings and debentures, with a consequent negative effect on our gross profit, operating income and net income.

TNL maintained their books and records in reais. TNL prepared their consolidated financial statements in accordance with IFRS.

The financial and other data included in this annual report regarding TNL and its consolidated subsidiaries as of December 31, 2011 and earlier dates and for periods ended on December 31, 2011 and earlier dates is historical in nature and includes financial and other data regarding Brasil Telecom, a subsidiary of TNL prior to February 27, 2012.

In order to assist investors in evaluating our company following the corporate reorganization, we have included:

•	historical supplemental information regarding the results of operations of TNL for the years ended December 31, 2011 and 2010;

•	historical supplemental information regarding the cash flows of TNL for the years ended December 31, 2011;

•	historical supplemental information regarding the material short-term and long-term indebtedness as of December 31, 2011 of TNL; and

•	supplemental information regarding TNL’s contractual commitments as of December 31, 2011.

The supplemental financial information is provided for illustrative purposes only and does not purport to represent, and you should not rely on the supplemental financial information as an indication of, (1) what the actual consolidated results of operations or the consolidated financial position of our company will be after February 28, 2012, or (2) our future consolidated results of operations or financial position. The supplemental financial information does not reflect, for example, (1) any integration costs that may be incurred as a result of the split-off and share exchange, the Coari merger and the TNL merger, (2) any synergies, operating efficiencies and cost savings that may result from these transactions, (3) any benefits that may be derived from the combined company’s growth prospects, or (4) any changes in rates for services or exchange rates subsequent to the dates of the supplemental financial information.

Supplemental Information Regarding Results of Operations of TNL For the Year Ended December 31, 2011 Compared with Year Ended December 31, 2010

The following discussion of TNL’s results of operations is based on TNL’s consolidated financial statements as of and for the years ended December 31, 2011 and 2010 prepared in accordance with IFRS as issued by the IASB. TNL implemented an organizational structure that it believed reflected its business activities and corresponded to the principal services that it provided. TNL reported its results in three segments to reflect this organizational structure:

•

Fixed-Line Services — This segment included TNL’s local fixed-line services (including public telephones), its long-distance services, its fixed-line data transmission services, and interconnections to its fixed-line network.

•	Mobile Services — This segment included its mobile services, including voice, mobile data communications and other value-added services, and interconnections to its mobile network.

•	Other — This segment included its television services, its ISP services, its internet portal, its mobile phone payment system and its call center.

The following tables set forth the operating results of each of TNL’s segments and the reconciliation of these results of TNL’s segments to its consolidated income statement. This segment information was prepared on the same basis as the information that TNL’s senior management used to allocate resources among segments and evaluate their performance. TNL evaluated and managed business segment performance based on information prepared in accordance with IFRS, and, accordingly, the segment data included below is presented under IFRS. The discussion of the results of TNL’s business segments is based upon financial information reported for each of the segments of its business, as presented in the table below.

	Year Ended December 31, 2011
	Fixed-Line Services		Mobile Services		Other		Eliminations		Consolidated
	(in millions of reais)

Net operating revenue	R$	20,795	R$	10,731	R$	1,022	R$	(4,641)	R$	27,907
Cost of sales and services		(14,288)		(5,856)		(547)		4,480		(16,210)

Gross profit		6,507		4,875		475		(161)		11,697
Selling expenses		(3,047)		(2,119)		(419)		491		(5,095)
General and administrative expenses		(2,169)		(718)		(203)		4		(3,085)
Other operating income (expenses), net		(94)		(122)		2		(352)		(566)

Operating income (loss) before financial income (expenses) and taxes	R$	1,197	R$	1,916	R$	(145)	R$	(17)	R$	2,951

	Year Ended December 31, 2010
	Fixed-Line Services		Mobile Services		Other		Eliminations		Consolidated
	(in millions of reais)

Net operating revenue	R$	22,655	R$	10,001	R$	1,046	R$	(4,222)	R$	29,479
Cost of sales and services		(14,811)		(5,454)		(492)		4,118		(16,639)

Gross profit		7,844		4,547		554		(104)		12,841
Selling expenses		(2,945)		(1,981)		(395)		435		(4,886)
General and administrative expenses		(2,011)		(604)		(209)		34		(2,790)
Other operating income (expenses), net		(715)		37		(36)		(354)		(1,067)

Operating income (loss) before financial income (expenses) and taxes	R$	2,173	R$	1,999	R$	(86)	R$	12	R$	4,097

In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

The following table sets forth the components of TNL’s operating income before financial income (expenses) and taxes, as well as the percentage change from the prior year, for the years ended December 31, 2011 and 2010.

	Year Ended December 31,
	2011		2010		% Change
	(in millions of reais, except percentages)

Net operating revenue	R$	27,907	R$	29,479	(5.3)
Cost of sales and services		(16,210)		(16,639)	(2.6)

Gross profit		11,697		12,841	(8.9)

	Year Ended December 31,
	2011		2010		% Change
	(in millions of reais, except percentages)

Operating expenses:
Selling expenses		(5,095)		(4,886)	4.3
General and administrative expenses		(3,085)		(2,790)	10.6
Other net operating income (expenses)		(566)		(1,067)	(47.0)

Operating income before financial income (expenses) and taxes	R$	2,951	R$	4,097	(28.0)

Net Operating Revenue

The composition of TNL’s gross operating revenue by category of service before deduction of value-added and other indirect taxes and discounts is discussed below. TNL did not determine net operating revenue for each category of service as it did not believe such information to be useful to investors.

Gross operating revenue declined by 4.5% in 2011, principally due to an 8.0% decline in gross operating revenue of TNL’s fixed-line services segment, the effects of which were partially offset by a 7.6% increase in gross operating revenue of TNL’s mobile services segment.

Net operating revenue declined by 5.3% in 2011, principally due to an 8.2% decline in net operating revenue of TNL’s fixed-line services segment, the effects of which were partially offset by a 7.3% increase in net operating revenue of TNL’s mobile services segment. Net operating revenue generated by intersegment sales, which are eliminated in the consolidation of TNL’s financial statements, increased by 9.9% in 2011.

Net Operating Revenue of TNL’s Fixed-Line Services Segment

The following table sets forth the components of the gross operating revenue and net operating revenue of TNL’s fixed-line services segment, as well as the percentage change from the prior year, for the years ended December 31, 2011 and 2010.

	Year Ended December 31,
	2011		2010		% Change
	(in millions of reais except percentages)

Local fixed-line services	R$	11,269	R$	12,682	(11.1)
Local fixed-to-mobile calls (VC1)		3,513		3,971	(11.5)
Long-distance fixed-line services		3,758		4,424	(15.0)
Long-distance fixed-to-mobile calls (VC2 and VC3)		991		1,214	(18.4)
Remuneration for the use of the fixed-line network		1,418		1,388	2.1
Data transmission services		9,447		9,436	0.1
Public phones		334		522	(36.1)
Other fixed-line services		1,581		1,479	6.9

Gross operating revenue		32,311		35,116	(8.0)
Value-added and other indirect taxes		(7,582)		(9,102)	(16.7)
Discounts and returns		(3,933)		(3,360)	17.1

Net operating revenue	R$	20,795	R$	22,655	(8.2)

Gross operating revenue of TNL’s fixed-line services segment declined by 8.0% in 2011, principally due to:

•	an 11.1% decline in gross operating revenue from local fixed-line services;

•	a 15.0% decline in gross operating revenue from long-distance fixed-line calls;

•	an 11.5% decline in gross operating revenue from local fixed-to-mobile calls;

•	an 18.4% decline in gross operating revenue from long-distance fixed-to-mobile calls; and

•	a 36.1% decline in gross operating revenue from the sale of pre-paid calling cards for use in public telephones.

Gross Operating Revenue from Fixed-Line Local Services

Gross operating revenue from local fixed-line services declined by 11.1% during 2011, primarily due to a 7.4% decline in gross operating revenue from monthly subscription fees, and a 37.5% decline in gross operating revenue from metered services.

Gross operating revenue from monthly subscription fees declined principally as a result of a 6.3% decline in the average number of lines in service to 19.4 million during 2011 from 20.7 million during 2010, which occurred primarily as a result of the general trend in the Brazilian telecommunications industry to substitute mobile services in place of local fixed-line services.

Gross operating revenue from metered services declined principally due to a 23.0% decline in total billed minutes, which are the number of local minutes that exceed the monthly allowance under a customer’s service plan, primarily as a result of (1) a 6.3% decline in the average number of fixed-lines in service, and (2) a 22.8% decline in the average number of billed minutes per fixed-line customer, principally as a result of the migration of TNL’s fixed-line customers from its basic service plans to its alternative plans that had higher monthly allowances of minutes, including its “Oi Fixo ilimitado” plans which it introduced in 2011 under which it offered an unlimited number of local fixed-to-fixed minutes and a larger number of fixed-to-fixed long distance minutes than under its other alternative plans at similar prices, and (3) the migration of local traffic origination to mobile handsets.

Gross Operating Revenue from Local Fixed-to-Mobile Calls

Gross operating revenue from local fixed-to-mobile calls, which are charged at the VC1 rate, declined by 11.5% during 2011, principally as a result of a 12.1% decline in the total number of local fixed-to-mobile minutes, primarily as a result of (1) the decline in the number of TNL’s fixed-line customers, and (2) the migration of local traffic origination to mobile handsets as callers take advantage of mobile plans and promotions under which mobile service providers offer bonus mobile-to-mobile minutes within their networks at rates that are lower than a fixed-to-mobile minute, and (3) the introduction of the “Oi Fixo ilimitado” plans during 2011 under which TNL offered a larger number of fixed-to-mobile minutes for use to call the mobile customers of Oi and Telemar than under its other alternative plans.

Gross Operating Revenue from Long-Distance Fixed-Line Services

TNL accounted for revenue from long-distance calls that (1) originate and terminate on a fixed-line (2) originate and terminate on a mobile device, or (3) originate on a mobile device and terminate on a fixed-line as revenue from long-distance fixed-line services. Gross operating revenue from long-distance fixed-line services declined by 15.0% during 2011, principally as a result of an 18.2% decline in the total number of long-distance minutes, which was primarily as a result of (1) aggressive discounting campaigns undertaken by TNL’s competitors, which resulted in a decline in the total number of long-distance calls minutes, (2) the effects of the decline in the number of TNL’s fixed-line customers, who were more likely to choose its long-distance fixed-line services than customers of other fixed-line providers, and (3) the introduction of the “Oi Fixo ilimitado” plans during 2011 under which TNL offered a larger number of fixed-to-fixed long distance minutes than under its other alternative plans and led to a decline in the number of minutes that TNL recorded as long-distance fixed-line services.

Gross Operating Revenue from Long-Distance Fixed-to-Mobile Calls

TNL accounted for revenue from long-distance calls that originate on a fixed-line and terminate on a mobile device as revenue from long-distance fixed-to-mobile calls. Gross operating revenue from long-distance fixed-to-mobile calls, which are charged at the VC2 or VC3 rate, declined by 18.4% in 2011, principally as a result of a 15.4% decline in the total number of fixed-to-mobile minutes charged at VC-2 and VC-3 rates, which was primarily as a result of (1) aggressive discounting campaigns undertaken by TNL’s competitors, and (2) the effects of the decline in the number of TNL’s fixed-line customers, who were more likely to choose its long-distance services for mobile-to-mobile long-distance calls than customers of other fixed-line providers.

Gross Operating Revenue from Remuneration for the Use of the Fixed-Line Network

Gross operating revenue from remuneration for the use of the fixed-line network increased by 2.1% during 2011 as a result of a 22.7% increase in gross operating revenue from interconnection fees paid to TNL for completing calls on is fixed-line network that were originated on the networks of mobile service providers, primarily as a result of (1) promotions offered by mobile service providers to make mobile-to-fixed calls, and (2) an increase in revenue recognized as a result of TNL’s settlement of interconnection disputes with other service providers to R$38.1 million during 2011 from R$27.0 million during 2010. The effects of this increase were partially offset by a 14.9% decline in gross operating revenue from interconnection fees paid to TNL for completing calls on its fixed-line network that were originated on the networks of other fixed-line service providers, primarily as a result of the decline in the number of TNL’s fixed-line customers.

Of TNL’s gross operating revenue from remuneration for the use of the fixed-line network, 34.2% and 34.0% represented interconnection fees paid by TNL PCS and Brasil Telecom Mobile during 2011 and 2010, respectively, and was eliminated in the consolidation of TNL’s financial statements.

Gross Operating Revenue from Data Transmission Services

Gross operating revenue from data transmission services increased by 0.1% during 2011, principally due to a 5.2% increase in gross operating revenue from commercial data transmission services, the effects of which were partially offset by a 4.1% decline in gross operating revenue from ADSL subscriptions.

Gross operating revenue from ADSL subscriptions declined primarily due to a 4.1% decline in TNL’s average gross operating revenue per subscriber as a result of aggressive promotions that TNL launched during 2011 in an effort to expand its base of broadband customers, the effects of which were partially offset by an 8.8% increase in the average number of ADSL subscriptions to approximately 4.6 million during 2011 from approximately 4.4 million during 2010. As of December 31, 2011, TNL’s ADSL customer base represented 25.9% of its total fixed lines in service as compared to 21.5% as of December 31, 2010.

Gross operating revenue from commercial data transmission services increased primarily as a result of (1) a 21.5% increase in gross operating revenue from IP services, principally as a result of increased demand for these services, particularly from public entities, banks and card payment companies. The effects of this increase were partially offset by a 20.9% decline in gross operating revenue from switching packs and frame relay services, principally as a result of the migration of customers for these services to IP services. Of TNL’s gross operating revenue from commercial data transmission services, 14.8% during 2011 and 15.0% during 2010 represented fees paid by TNL PCS and Brasil Telecom Mobile and was eliminated in the consolidation of TNL’s financial statements.

Gross Operating Revenue from the Sale of Pre-paid Calling Cards for Use in Public Telephones

Gross operating revenue from the sale of pre-paid calling cards for use in public telephones declined by 36.1% during 2011, primarily as a result of a decline in the number of public phone credits used. This decline is primarily a result of a general trend of reduced usage of pre-paid calling cards for use in public telephones due to customers substituting usage of mobile handsets in place of usage of public phones as a result of promotions by mobile service providers to the pre-paid segment, including bonus calls and pre-paid card recharges at reduced rates.

Charges Against Revenue from Sales and Services

Value-Added and Other Indirect Taxes

Value-added and other indirect taxes on TNL’s fixed-line services declined by 16.7% during 2011, primarily as a result of the decline in the gross operating revenue of the principal fixed-line services of TNL with respect to which these taxes are assessed.

TNL was required to contribute to the FUST and the FUNTTEL. TNL was required to contribute 1.0% of its revenue from sales and services from the rendering of telecommunications services, net of (1) PIS taxes, (2) COFINS, and (3) ICMS, to the FUST. TNL was required to contribute 0.5% of its revenue from sales and services from the rendering of telecommunications services, net of PIS, COFINS and ICMS taxes, to the FUNTTEL.

Discounts and Returns

Discounts offered on TNL’s fixed-line services generally applied to data transmission services, monthly subscription fees and intelligent network services (such as caller ID, call forwarding and conference calling). Discount and returns on TNL’s fixed-line services increased by 17.1% during 2011, primarily as a result of an increase in discounts offered for our broadband services as a result of increased competition for other providers and as part of our efforts to promote the migration of our broadband customers to higher bandwidth subscriptions.

Net Operating Revenue

As a result of the foregoing, net operating revenue of TNL’s fixed-line services segment declined by 8.2% to R$20,795 million in 2011 from R$22,655 million in 2010.

Net Operating Revenue of TNL’s Mobile Services Segment

The following table sets forth the components of the gross operating revenue and net operating revenue of TNL’s mobile services segment, as well as the percentage change from the prior year, for the years ended December 31, 2011 and 2010.

	Year Ended December 31,
	2011		2010		% Change
	(in millions of reais, except percentages)
Mobile telephone services	R$	9,148	R$	8,457	8.2
Remuneration for the use of the mobile network		5,825		5,361	8.7
Sales of handsets and accessories		165		246	(32.8)

Gross operating revenue		15,139		14,064	7.6
Value-added and other indirect taxes		(2,661)		(2,531)	5.1
Discounts and returns		(1,747)		(1,532)	14.0

Net operating revenue	R$	10,731	R$	10,001	7.3

Gross operating revenue of TNL’s mobile services segment increased by 7.6% during 2011, primarily due to (1) an 8.2% increase in gross operating revenue from mobile telephone services, and (2) an 8.7% increase in gross operating revenue from remuneration for the use of its mobile networks.

Gross Operating Revenue from Mobile Telephone Services

Gross operating revenue from mobile telephone services increased by 8.2% principally due to (1) a 25.1% increase in gross operating revenue from additional services, (2) a 6.3% increase in gross operating revenue from billed minutes, and (3) a 3.5% increase in gross operating revenue from monthly subscription fees.

The average number of TNL’s pre-paid mobile customers increased by 15.1% to 36.8 million during 2011 from 32.0 million during 2010, primarily as a result of the increase in its customer base primarily in Region I and III as a result of aggressive promotional packages that TNL offered during 2011 and a reduction of the prices that it charged for SIM cards. The average number of TNL’s post-paid mobile customers, including customer that subscribed to its “Oi Controle” plans, increased by 2.3% to 5.4 million during 2011 from 5.3 million during 2010, primarily as a result of the success of TNL’s marketing strategy in the face of increasing competition. As of December 31, 2011, pre-paid customers represented 87.4% of TNL’s mobile customer base and post-paid customers represented 12.6% of its mobile customer base. TNL’s average monthly net revenue per user declined by 4.0% to R$21.7 during 2011 from R$22.6 during 2010.

Gross operating revenue from additional services, consisting primarily of TNL’s mobile data transmission services, increased primarily as a result of TNL’s promotion during 2011 of its “Oi Velox” mini-modem service and its “Oi Dados” data packages for mobile phones.

Gross operating revenue from billed minutes, which are the number of local minutes used by pre-paid customers plus the number of local minutes used by post-paid customers in excess of the monthly allowance under the customer’s service plan, increased primarily as a result of (1) the 15.1% increase in the average number of TNL’s pre-paid mobile customers, and (2) the 2.3% increase in the average number of TNL’s post-paid mobile customers, the effects of which were partially offset by a decline in the average local minutes used per customer.

Gross operating revenue from monthly subscription fees increased primarily as a result of (1) the migration of TNL’s post-paid mobile customers to plans that include higher numbers of minutes, resulting in increased subscription fees and reduced billed minutes, and (2) the 2.3% increase in the number of subscribers to TNL’s post-paid plans.

Gross Operating Revenue from Remuneration for the Use of the Mobile Network

Gross operating revenue from remuneration for the use of the mobile network increased by 8.7% during 2011, primarily due to a 15.8% increase in the number of TNL’s mobile customers, the effects of which were partially offset by customers of others mobile providers taking advantage of promotions offered by those providers that include packages of minutes and SMS services for “on net” traffic.

Of the gross operating revenue from remuneration for use of the mobile network, 53.5% during 2011 and 52.0% during 2010 represented interconnection fees paid by Telemar and Oi for the use of TNL’s mobile networks to complete fixed-to-mobile calls and was eliminated in the consolidation of TNL’s financial statements.

Charges Against Revenue from Sales and Services

Value-Added and Other Indirect Taxes

Value-added and other indirect taxes on TNL’s mobile services increased by 5.1% during 2011, primarily as a result of the increase in the gross operating revenue of this segment.

Discounts and Returns

Discounts offered on TNL’s mobile services generally consist of rebates on pre-paid telephone cards (typically having commissions of approximately 10.0% over the face amount sold), local fixed-line calls, long-distance calls, and intelligent network services (such as caller ID, call forwarding and conference calling). Discount and returns on TNL’s mobile services increased by 14.0% during 2011, primarily as a result of its strategy to increase discounts to maintain its market share as price competition increases.

Net Operating Revenue

As a result of the foregoing, net operating revenue of TNL’s mobile services segment increased by 7.3% to R$10,731 million in 2011 from R$10,001 million in 2010.

Cost of Sales and Services

Cost of sales and services declined by 2.6% during 2011, principally due to a 3.5% decline in cost of sales and services of TNL’s fixed-line services segment, the effects of which were partially offset by a 7.4% increase in cost of sales and services of TNL’s mobile services segment.

Of the cost of sales and services of TNL’s fixed-line services segment, 19.9% during 2011 and 17.3% during 2010 represented (1) interconnection fees paid by TNL’s fixed-line services segment for the use of the mobile networks of its mobile services segment to complete fixed-to-mobile calls, (2) fees paid by TNL’s fixed-line services segment for EILD services. These costs were eliminated in the consolidation of TNL’s financial statements.

Of the cost of sales and services of TNL’s mobile services segment, 13.4% during 2011 and 13.2% during 2010 represented (1) interconnection fees paid by TNL’s mobile services segment for the use of the fixed-line networks of its fixed-line services segment to complete mobile-to-fixed calls, (2) fees paid by TNL’s mobile services segment for EILD services. These costs were eliminated in the consolidation of TNL’s financial statements.

The following table sets forth the components of TNL’s cost of sales and services, as well as the percentage change from the prior year, for the years ended December 31, 2011 and 2010.

	Year Ended December 31,
	2011		2010		% Change
	(in millions of reais, except percentages)

Interconnection	R$	4,652	R$	5,070	(8.3)
Depreciation and amortization		5,294		5,796	(8.7)
Network maintenance service		2,212		2,016	9.7
Rental and insurance		1,398		1,270	10.1
FISTEL fee		674		649	3.9
Third-party services		745		712	6.6
Personnel		641		540	18.7
Materials		172		175	(1.7)
Costs of handsets and accessories		232		149	55.6
Concession contract renewal fee		119		157	(24.2)
Other costs of sales and services		71		105	32.4

Total cost of sales and services	R$	16,210	R$	16,639	(2.6)

Cost of Sales and Services of TNL’s Fixed-Line Services Segment

Cost of sales and services of TNL’s fixed-line services segment declined by 3.5% during 2011, principally as a result of:

•

a 14.0% decline in depreciation and amortization costs to R$3,780 million during 2011 from R$4,397 million during 2010, primarily as a result of the increase in the amount of the property, plant and equipment of this segment that has been fully depreciated; and

•

a 3.6% decline in interconnection costs to R$5,927 million during 2011 from R$6,146 million during 2010, primarily as a result of the reduction in fixed-to-mobile traffic and long distance fixed-line traffic.

The effects of these declines were partially offset by (1) a 14.4% increase in rental and insurance costs to R$1,463 million during 2011 from R$1,279 million during 2010, primarily as a result of an increase in EILD platform rental costs, increases in rental expenses incurred for leases of physical space and increases in right of way costs, and (2) a 7.0% increase in network maintenance services costs to R$1,938 million during 2011 from R$1,812 million in 2010, primarily as a result of TNL’s implementation of a plan to improve network quality.

The gross profit of TNL’s fixed-line services segment declined by 17.0% to R$6,507 million during 2011 from R$7,844 million during 2010. As a percentage of net operating revenue of this segment, gross profit declined to 31.3% during 2011 from 34.6% during 2010.

Cost of Sales and Services of TNL’s Mobile Services Segment

Cost of sales and services of TNL’s mobile services segment increased by 7.4% during 2011, principally due to:

•

a 6.5% increase in interconnection costs to R$2,353 million during 2011 from R$2,210 million during 2010, primarily as a result of an increase in the total number of minutes used by TNL’s mobile customers to make calls to customers of mobile providers for which it paid interconnection fees at the VU-M rate;

•

a 6.3% increase in depreciation and amortization expenses to R$1,473 million during 2011 from R$1,386 million during 2010, primarily as a result of the growth in property, plant and equipment of this segment as TNL made investments in mobile data transmission equipment in order to expand its 3G capacity;

•

a 27.2% increase in network maintenance services costs to R$350 million during 2011 from R$275 million in 2010, primarily as a result of TNL’s implementation of its plan to improve network quality; and

•

a 25.3% increase in the cost of mobile handsets and accessories to R$225 million during 2011 from R$179 million in 2010, primarily due to (1) an increase in the number of SIM cards sold as a result of a reduction in price of these SIM cards in the second half of 2011, and (2) an increase in sales of mobile handsets to high value clients as a result of the resumption of subsidies on sales of handsets to these customers at the end of 2011.

The gross profit of TNL’s mobile services segment increased by 7.2% to R$4,875 million during 2011 from R$4,547 million during 2010. As a percentage of net operating revenue of this segment, gross profit declined slightly to 45.4% during 2011 from 45.5% during 2010.

Gross Profit

As a result of the foregoing, TNL’s consolidated gross profit declined by 8.9% to R$11,697 million during 2011 from R$12,841 million in 2010. As a percentage of net operating revenue, gross profit declined to 41.9% during 2011 from 43.6% in 2010.

Operating Expenses

Selling Expenses

Selling expenses increased by 4.3% during 2011, principally due to a 6.9% increase in selling expenses of TNL’s mobile services segment, and a 3.5% increase in selling expenses of TNL’s fixed-line segment.

Fixed-Line Services Segment

Selling expenses of TNL’s fixed-line services segment increased by 3.5% during 2011, principally due to:

•

a 12.7% increase in contact center expenses to R$845 million during 2011 from R$750 million in 2010, primarily due to the renegotiation of some collective bargaining agreements by TNL’s contact center service providers, including the call center included in its other segment, and expenditures related to service quality campaigns conducted to support TNL’s “Oi Velox” service;

•

a 24.2% increase in sales commission expenses to R$434 million during 2011 from R$349 million in 2010, primarily due to an increase in sales commission expenses related to “Oi Velox” as a result of the 8.8% increase in the average number of ADSL subscriptions; and

•

a 13.3% increase in other third-party services expenses to R$166 million during 2011 from R$147 million in 2010, primarily as a result of an increase of R$14 million in expenses for consulting and legal advice, principally relating to TNL’s capital increase in March 2011.

The effects of these increases were partially offset by:

•

a 10.9% decline in posting and collection expenses to R$444 million during 2011 from R$498 million in 2010, primarily due to (1) the 6.3% decline in the average number of lines in service, and (2) a change in TNL’s billing and collection procedures as part of which it increased the minimum account balance for posting an invoice, it made a single monthly mailing to customers who subscribe to more than one of its services, and it ceased to rely on mailing invoices to collect accounts due from customers that were in arrears by more than two months;

•

a 12.0% decline in advertising and publicity expenses to R$209 million during 2011 from R$238 million in 2010, primarily due to better optimization of media expenditures through combining fixed and mobile services in TNL’s advertising campaigns; and

•

a 3.0% decline in provision for doubtful accounts to R$611 million during 2011 from R$630 million during 2010, primarily as a result of the decline in net operating revenue of this segment. Provision for doubtful accounts increased as a percentage of net operating revenue of this segment to 2.9% during 2011 from 2.8% in 2010.

As a percentage of net operating revenue of this segment, selling expenses increased to 14.7% during 2011 from 13.0% during 2010.

Mobile Services Segment

Selling expenses of TNL’s mobile services segment increased by 6.9% during 2011, principally due to:

•

a 9.5% increase in sales commission expenses to R$960 million during 2011 from R$876 million in 2010, primarily as a result of an increase in sales commission expenses in the post-paid segment and sales commissions paid to exclusive franchisees with stores in shopping centers primarily in Region III;

•

a 23.9% increase in publicity and advertising expenses to R$347 million during 2011 from R$280 million in 2010, primarily as a result of an increase in expenditures on TNL’s advertising campaigns to support its principal mobile services, such as its “Oi a vontade” and “Oi cartão” services and its use of sponsorship of concerts and other events and alternative media to raise brand awareness of its services; and

•

a 48.5% increase in other third-party services to R$72 million during 2011 from R$48 million in 2010, primarily as a result of (1) an increase in paid to stores to guarantee their margin on handset sales, and (2) an increase in information technology expenses related to software development for our stores.

The effects of these increases were partially offset by an 8.3% decline in provision for doubtful accounts to R$265 million during 2011 from R$289 million during 2010, primarily as a result of TNL’s program to improve its billing and collection practices and the lower rate of customer defaults. Provision for doubtful accounts declined as a percentage of net operating revenue of this segment to 2.5% during 2011 from 2.9% in 2010.

As a percentage of net operating revenue of this segment, selling expenses declined slightly to 19.7% during 2011 from 19.8% during 2010.

General and Administrative Expenses

General and administrative expenses increased by 10.6% during 2011, principally due to a 7.8% increase in general and administrative expenses of TNL’s fixed-line segment, and an 18.9% increase in general and administrative expenses of TNL’s mobile services segment.

Fixed-Line Services Segment

General and administrative expenses of TNL’s fixed-line services segment increased by 7.8% during 2011, principally due to:

•

a 26.6% increase in personnel expenses to R$545 million during 2011 from R$430 million during 2010, primarily as a result of an increase in the number of employees and increases in the compensation of some of TNL’s employees as a result of the renegotiation of some of its collective bargaining agreements at the end of 2010; and

•

an 8.0% increase in third-party service expenses to R$1,222 million during 2011 from R$1,132 million during 2010, primarily as a result of an increase of R$44 million in expenses for consulting and legal advice, principally relating to TNL’s capital increase in March 2011, and R$36 million in expenses during 2011 related to the introduction of TNL’s campaign to deliver free modems to mobile subscribers of “Oi Velox” beginning in April 2011.

As a percentage of net operating revenue of this segment, general and administrative expenses increased to 10.4% during 2011 from 8.9% in 2010.

Mobile Services Segment

General and administrative expenses of TNL’s mobile services segment increased by 18.9% during 2011, principally due to:

•

a 30.4% increase in third-party service expenses to R$284 million during 2011 from R$218 million in 2010, primarily as a result of (1) a R$20 million increase in information technology costs related to software development, (2) an R$18 million expense in 2011 relating to the termination of our contract to sponsor an FM radio service, and (3) the allocation of R$7 million of expenses for consulting and legal advice, primarily relating to TNL’s capital increase in March 2011, to this segment; and

•

a 35.3% increase in personnel expenses to R$213 million during 2011 from R$158 million during 2010, primarily as a result of an increase in the number of employees and increases in the compensation of some of TNL’s employees as a result of the renegotiation of some of its collective bargaining agreements at the end of 2010.

The effects of these increases were partially offset by a 32.9% decline in depreciation and amortization expenses to R$39 million during 2011 from R$57 million in 2010.

As a percentage of net operating revenue of this segment, general and administrative expenses increased to 6.7% during 2011 from 6.0% in 2010.

Other Operating Expenses, Net

Other Operating Income

Other operating income increased by 40.6% to R$1,873 million during 2011 from R$1,332 million during 2010, principally due to:

•

a 50.9% increase in recovered expenses to R$677 million during 2011 from R$449 million in 2010, primarily as a result of TNL’s recognition of the recovery of expenses in the amount of R$354 million by Telemar and Oi on post-employment benefits relating to the PBS-A pension fund surplus administered by Sistel;

•	an increase in prescribed dividends to R$189 million during 2011 from R$34 million in 2010;

•	an increase in gain on sale of permanent assets to R$171 million during 2011 from R$62 million in 2010, primarily as a result of TNL’s disposal of assets in 2011 for R$97 million; and

•

a 23.3% increase in rental of infrastructure to R$401 million during 2011 from R$325 million in 2010, primarily as a result of increased demand for these services from other service providers as a result of the growth of their customer bases.

Other Operating Expenses

Other operating expenses increased by 1.7% to R$2,439 million during 2011 from R$2,399 million during 2010, principally due to:

•

a 15.9% increase in taxes (other than income taxes) to R$892 million during 2011 from R$769 million in 2010, primarily as a result of PIS and COFINS taxes recorded on the increased distributions of interest on shareholders equity received from some of our subsidiaries;

•

a 10.2% increase in provisions to R$929 million during 2011 from R$844 million in 2010, primarily as a result of (1) the effects on TNL’s other operating expenses during 2010 of a R$146 million reversal of its provisions related to a legal dispute relating to ICMS tax credits as a result of a favorable court decision in 2010, and (2) the constitution of additional provisions of R$104 million during 2011 relating to new labor and tax matters and changes in the estimates of some of TNL’s provisions and the reduction of provisions of R$43 million relating to civil matters during 2011;

•

an increase in costs related to late-payment charges to R$63 million during 2011 from R$25 million in 2010, primarily as a result of the change in TNL’s estimate of the probability of loss with respect to a lawsuit against Telemar relating to amounts due under the Brazilian tax refinancing program from possible to probable as a result of a lower court decision issued in March 2011; and

•

a R$36 million charge that TNL recorded during 2011 as a result of the write-down of goodwill related to Paggo as a result of the reduction of the percentage interest in Paggo Soluções de Meios de Pagamento S.A. held by TNL following the implementation of its partnership with Cielo S.A. relating to Paggo in February 2011.

The effects of these factors were partially offset by (1) an 81.8% decline in employee and management profit sharing expense to R$58 million during 2011 from R$318 million in 2010, primarily as a result of the decline of the performance of indicators used to estimate this provision.

Operating Income before Financial Income (Expenses) and Taxes

As a result of the foregoing, TNL’s consolidated operating income before financial income (expenses) and taxes declined by 28.0% to R$2,951 million during 2011 from R$4,097 million during 2010. As a percentage of net operating revenue, operating income before financial income (expenses) and taxes declined to 10.6% during 2011 from 13.9% during 2010.

Operating Income before Financial Income (Expenses) and Taxes of TNL’s Fixed-Line Services Segment

Operating income before financial income (expenses) and taxes of TNL’s fixed-line services segment declined by 44.9% to R$1,197 million during 2011 from R$2,173 million in 2010. As a percentage of the net operating revenue of this segment, operating income before financial income (expenses) and taxes declined to 5.8% during 2011 from 9.6% in 2010.

Operating Income before Financial Income (Expenses) and Taxes of Mobile Services Segment

Operating income before financial income (expenses) and taxes of TNL’s mobile services segment declined by 4.1% to R$1,916 million during 2011 from R$1,999 million in 2010. As a percentage of the net operating revenue of this segment, operating income before financial income (expenses) and taxes declined to 17.9% during 2011 from 20.0% during 2010.

Supplemental Information Regarding Cash Flows of TNL for the Year Ended December 31, 2011

Cash Flows from Operating Activities

TNL’s primary source of operating funds was cash flow generated from its operations. Net cash provided by operating activities was R$6,597 million in 2011.

Cash Flows Used in Investing Activities

Investing activities used net cash of R$8,140 million during 2011. During 2011, investing activities for which TNL used cash primarily consisted of (1) investments of R$5,110 million in additions to property, plant and equipment, primarily related to the expansion of TNL’s mobile network and systems and the acquisition of and upgrades to voice transmission equipment and data transmission equipment, particularly equipment to improve TNL’s services to corporate clients, (2) net judicial deposits (consisting of deposits less redemptions) of R$1,868 million, primarily related to labor, taxes and civil claims, and (3) investments of R$1,367 million in available-for-sale financial assets consisting of shares of Portugal Telecom, SGPS S.A., or Portugal Telecom. During 2011, investing activities for which TNL received cash consisted of (1) the sale of permanent assets, consisting of a property and other permanent assets, which generated cash of R$171 million, and (2) the sale of shares of subsidiaries and affiliates, consisting of 50% of our investment in Paggo Soluções to CieloPar, which generated cash of R$47 million.

Cash Flows from Financing Activities

Financing activities generated net cash of R$3,355 million during 2011. During 2011, TNL received cash in the amount of R$5,955 million as a result of (1) a capital increase conducted by TNL in which it issued 56,417,086 common shares at an issue price of R$38.5462 per share and 28,409,175 preferred shares at an issue price of R$28.2634 per share, which results in aggregated proceeds to TNL of R$2,978 million, and (2) a capital increase conducted by Telemar in which it issued 46,969,121 common shares at an issue price of R$63.7038 per share and 58,696,856 class A preferred shares at an issue price of R$50.7010 per share, of which R$2,976 million was contributed by non-controlling shareholders of Telemar.

During 2011, TNL’s principal sources of borrowed funds consisted of:

•	R$2,350 million aggregate principal amount of non-convertible debentures that Oi issued in December 2011;

•	R$1,500 million aggregate principal amount of unsecured promissory notes issued in February 2011;

•	R$1,100 million aggregate principal amount of 9.75% Senior Notes due 2016 of Oi issued in September 2011;

•	R$1,500 million aggregate principal amount of non-convertible debentures issued in May 2011;

•	R$1,000 million aggregate principal amount of non-convertible debentures that Oi issued in August 2011;

•	R$1,068 million aggregate principal amount borrowed under a credit facility that Telemar entered into with BNDES in December 2009;

•	US$380 million aggregate principal amount borrowed under a stand-by credit facility that Telemar entered into with China Development Bank in June 2011;

•	US$171 million aggregate principal amount borrowed under an export credit facility that Telemar entered into with FINNVERA in August 2009;

•	US$98 million aggregate principal amount borrowed under an export credit facility that Telemar entered into with China Development Bank in October 2009; and

•	US$86 million aggregate principal amount borrowed under an export credit facility that Telemar entered into with Crédit Agricole in April 2010.

During 2011, TNL used cash to (1) to repay R$11,198 million principal amount of its outstanding loans and financing, debentures, derivatives and leases, (2) to pay dividends and interest on shareholders’ equity in the aggregate amount of R$671 million, and (3) to make installment payments relating to its permits and concessions in the aggregate amount of R$351 million.

Supplemental Information Regarding TNL’s Consolidated Indebtedness as of December 31, 2011

As of December 31, 2011, TNL’s total outstanding indebtedness on a consolidated basis was R$29,768 million, consisting of R$4,600 million of short-term indebtedness, all of which represented current portion of long-term indebtedness (or 15.5% of TNL’s total indebtedness), and R$25,169 million of long-term indebtedness (or 84.5% of TNL’s total indebtedness).

On a consolidated basis, TNL’s real-denominated indebtedness as of December 31, 2011 was R$21,120 million, or 71.0% of TNL’s total indebtedness, and TNL’s foreign currency-denominated indebtedness was R$8,648 million, or 29.0% of TNL’s total indebtedness. As of December 31, 2011, TNL’s real-denominated indebtedness bore interest at an average rate of 11.28% per annum, and TNL’s foreign currency denominated indebtedness bore interest at an average rate of 4.2% per annum for loans denominated in U.S. dollars and 5.1% per annum for loans denominated in euros. As of December 31, 2011, 77.4% of TNL’s debt bore interest at floating rates, including the effect of swap operations.

Short-Term Indebtedness

TNL’s consolidated short-term debt, including the current portion of long-term loans and financings and debentures, was R$4,600 million at December 31, 2011.

Long-Term Indebtedness

TNL’s principal sources of long-term debt have historically been:

•	credit facilities with BNDES;

•	debentures issued in the Brazilian market;

•	unsecured lines of credit obtained from Brazilian financial institutions;

•	credit facilities with international export credit agencies;

•	fixed-rate notes issued in the international market; and

•	bank credit facilities.

Some of the debt instruments of TNL that we assumed as a result of the corporate reorganization require that we and Telemar comply with financial covenants, semi-annually or quarterly. Under each of these debt instruments, the creditor has the right to accelerate the debt if, at the end of any applicable period we are not in compliance with the defined financial covenants ratios. We believe that our compliance with the financial covenants in our debt instruments will not adversely affect our ability to implement our financing plans.

TNL was in compliance with these financial covenants at December 31, 2011, and we believe that we will be able to comply with these financial covenants during 2012. In addition, we believe that our compliance with these financial covenants will not adversely affect our ability to implement our financing plans.

The instruments governing a substantial portion of the indebtedness of TNL that we assumed as a result of the corporate reorganization contain cross-default or cross-acceleration clauses and the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness.

As of December 31, 2011, all of TNL’s debt instruments with BNDES were secured by pledges of certain of its accounts receivable.

Credit Facilities with BNDES

Telemar, TNL PCS, our company and Brasil Telecom Mobile have entered into a variety of credit facilities with BNDES. The proceeds of these credit facilities have been used for a variety of purposes, including funding the investment plans of Telemar and our company, funding the expansion of the telecommunications plant (voice, data and video) of Telemar and our company, and making operational improvements to meet the targets established in the General Plan on Universal Service and the General Plan on Quality Goals in effect at the time of these loans.

The following table sets forth selected information with respect to the BNDES credit facilities of TNL on a consolidated basis as of December 31, 2011.

Facility	Outstanding Principal Amount	Interest Rate	Amortization Schedule	Final Maturity
	(in millions of reais)

Telemar 2004 credit facility	80	TJLP plus 4.50%	Monthly	October 2012
Oi 2006 credit facility:
A loans	1,011	TJLP plus 4.30%	Monthly	May 2014
B loans	15	TJLP plus 2.30%	Monthly	May 2014
Telemar 2006 credit facility:
A loans	953	TJLP plus 4.50%	Monthly	June 2014
B loans	40	TJLP plus 2.50%	Monthly	June 2014
TNL PCS 2007 credit facility	289	TJLP plus 4.50%	Monthly	January 2015
Brasil Telecom Mobile 2008 credit facility	214	TJLP plus 3.52%	Monthly	September 2017
Telemar 2009 credit facility:
Floating-rate loans	1,798	TJLP plus 3.95%	Monthly (1)	December 2018
Fixed-rate loans	240	4.50%	Monthly (1)	December 2018
TNL PCS 2009 credit facility
Floating-rate loans	613	TJLP plus 3.95%	Monthly (1)	December 2018
Fixed-rate loans	30	4.50%	Monthly (1)	December 2018
Oi 2009 credit facility:
Floating-rate loans	397	TJLP plus 3.95%	Monthly (1)	December 2018
Fixed-rate loans	93	4.50%	Monthly (1)	December 2018
Brasil Telecom Mobile 2009 credit facility
Floating-rate loans	479	TJLP plus 3.95%	Monthly (1)	December 2018
Fixed-rate loans	12	4.50%	Monthly (1)	December 2018

(1)	Amortization on this facility commences in January 2012.

Debentures

TNL, Telemar and our company have issued several series of debentures in the Brazilian market. All of these securities pay interest annually or semi-annually in arrears. The table below sets forth our outstanding debentures as of December 31, 2011, the outstanding principal amount of these securities, the applicable interest rates, and their maturity dates.

Security	Outstanding Principal Amount		Interest Rate	Final Maturity
	(in millions of reais)

TNL Debentures due 2012(1)	R$	1,500	CDI plus 0.65%	May 2012
Telemar Debentures due 2013	R$	540	CDI plus 0.55%	March 2013
Oi Debentures due 2013	R$	720	CDI plus 3.5%	June 2013(2)
Telemar Debentures due 2014	R$	1,754	CDI plus 1.20%	April 2014
Oi Debentures due 2017	R$	1,000	CDI plus 1.00%	August 2017
Oi Debentures due 2018	R$	2,350	CDI plus 1.15%	December 2018(3)
Telemar Debentures due 2020	R$	246	IPCA plus 7.98%	April 2020

(1)	These debentures were redeemed in March 2012.
(2)	The outstanding principal amount of these debentures is payable in three equal annual installments commencing in June 2011.
(3)	The outstanding principal amount of these debentures is payable in three equal annual installments commencing in December 2016.

Unsecured Lines of Credit

In May 2008, Telemar entered into an unsecured line of credit with a Brazilian financial institution in the aggregate amount of R$4,300 million to finance the acquisition of control of Oi. The loans under this line of credit bear interest at the rate of the CDI rate plus 1.30% per annum, payable semi-annually in arrears in May and November of each year, commencing in May 2010. The principal of these loans is payable in seven equal annual installments, commencing in May 2010.

In May 2009, Telemar entered into an unsecured line of credit with a U.S. financial institution in the aggregate amount of US$50 million. The loans under this line of credit bear interest at 5.0% per annum, payable semi-annually in arrears in May and November until maturity. The principal of these loans is payable in 10 semi-annual installments, commencing in May 2010.

In March 2010, Telemar entered into an unsecured line of credit with a U.S. financial institution in the aggregate amount of US$50 million. The loans under this line of credit bear interest at 5.0% per annum, payable semi-annually in arrears in March and September until maturity. The principal of these loans is payable in 10 semi-annual installments, commencing in March 2011.

Credit Facilities with Export Credit Agencies

Credit Facilities with FINNVERA

In June 2008, Telemar entered into an export credit facility agreement with FINNVERA under which FINNVERA agreed to disburse loans in the aggregate principal amount of up to US$300 million. Disbursements of US$192 million and US$108 million under this export credit facility were received in 2008 and 2009, respectively. The proceeds of this export credit facility have been and will be used to fund equipment purchases related to Telemar’s capital expenditures on its fixed-line and mobile telecommunications infrastructure. Loans under this export credit facility bear interest at an average rate of LIBOR plus 1.07% per annum. Interest on each of these loans is payable semi-annually in arrears through maturity in December 2018. The outstanding principal amount of these loans is payable in 17 equal semi-annual installments commencing in December 2010. At December 31, 2011, the outstanding principal amount under this export credit facility was US$245 million.

In August 2009, Telemar entered into an export credit facility agreement with FINNVERA under which FINNVERA agreed to disburse loans in the aggregate principal amount of up to US$500 million. Disbursements of US$208 million, US$27 million, US$74 million and US$97 million under this export credit facility were received in February 2010, May 2010, February 2011 and June 2011, respectively. The proceeds of this export credit facility have been and will be used to fund equipment purchases related to Telemar’s capital expenditures on our fixed-line and mobile telecommunications infrastructure. Loans under this export credit facility bear interest at an average rate of LIBOR plus 1.70% per annum. Interest on each of these loans is payable semi-annually in arrears through maturity in August 2019. The outstanding principal amount of these loans is payable in 17 equal semi-annual installments commencing in August 2011. At December 31, 2011, the outstanding principal amount under this export credit facility was US$384 million.

Credit Facility with Nordic Investment Bank

In July 2008, Telemar entered into a credit facility with Nordic Investment Bank under which Nordic Investment Bank disbursed loans in the aggregate principal amount of US$250 million. The proceeds of this credit facility have been used to fund equipment purchases related to Telemar’s infrastructure.

Under this credit facility, loans in the principal amount of US$100 million (the A loan) and US$150 million (the B loan) were disbursed in July 2008. The A loan bears interest at the rate of LIBOR plus 1.18% per annum and the B loan bears interest at the rate of LIBOR plus 0.80% per annum. Interest on each of these loans is payable semi-annually in arrears through maturity. The outstanding principal amount of the A loan is payable in 17 equal semi-annual installments commencing in July 2010, and the outstanding principal amount of the B loan is payable in 11 equal semi-annual installments commencing in July 2010. At December 31, 2011, the outstanding principal amount under these loans was US$191 million.

Credit Facilities with China Development Bank

In February 2009, Telemar entered into a credit facility agreement with China Development Bank Corporation, or China Development Bank, under which China Development Bank agreed to disburse loans in the aggregate principal amount of up to US$300 million. Disbursements of US$227 million and US$52 million under this credit facility were received in 2009 and 2010, respectively. The proceeds of this credit facility have been and will be used to fund equipment purchases related to Telemar’s capital expenditures on telecommunications infrastructure. Loans under this credit facility bear interest at a rate of LIBOR plus 2.5% per annum. Interest on each of these loans is payable semi-annually in arrears through maturity in February 2016. The outstanding principal amount of these loans is payable in 11 equal semi-annual installments commencing in April 2011 and terminating upon maturity in February 2016. At December 31, 2011, the outstanding principal amount under this credit facility was US$246 million.

In October 2009, Telemar entered into a credit facility agreement with China Development Bank under which China Development Bank agreed to disburse loans in the aggregate principal amount of up to US$500 million. Disbursements of US$94 million and US$98 million under this credit facility were received in 2010 and 2011, respectively. The proceeds of this credit facility have been and will be used to fund equipment purchases related to Telemar’s capital expenditures on telecommunications infrastructure. Loans under this credit facility bear interest at a rate of LIBOR plus 2.5% per annum. Interest on each of these loans is payable semi-annually in arrears through maturity in October 2016. The outstanding principal amount of these loans is payable in 11 equal semi-annual installments commencing in April 2012 and terminating upon maturity in October 2016. At December 31, 2011, the outstanding principal amount under this credit facility was US$193 million.

In June 2011, Telemar entered into a stand-by credit facility with China Development Bank under which China Development Bank agreed to disburse loans in the aggregate principal amount of up to US$500 million. A disbursement of US$380 million under this stand-by credit facility was received in July 2011. The proceeds of this stand-by credit facility have been and will be used to refinance other indebtedness of Telemar. Loans under this stand-by credit facility bear interest at the rate of LIBOR plus 2.30% per annum, payable semi-annually in arrears through maturity in June 2016. The principal of these loans is payable in five semi-annual installments, commencing in October 2014. At December 31, 2011, the outstanding principal amount under this credit facility was US$380 million.

Credit Facility with Crédit Agricole Corporate and Investment Bank

In April 2010, Telemar entered into an export credit facility agreement with Crédit Agricole, as lender and facility agent, under which Crédit Agricole agreed to disburse loans in the aggregate principal amount of up to US$220 million, in two tranches of US$110 million each. Disbursements in the aggregate principal amount of US$46 million and US$31 million under the first tranche of this facility were received in July 2010 and February 2011, respectively, and a disbursements in the aggregate principal amount of US$55 million under the second tranche of this facility was received in May 2011. The proceeds of these disbursements have been and will be used to fund equipment purchases related to Telemar’s capital expenditures on its fixed-line and mobile telecommunications infrastructure. Loans under the first and second tranches of this facility bear interest at an average rate of LIBOR plus 1.40% per annum. Loans under the first tranche of this facility pay interest semi-annually in arrears through maturity in August 2019. Loans under the second tranche of this facility pay interest semi-annually in arrears through maturity in August 2020. The outstanding principal amount of these loans is payable in 17 equal semi-annual installments, commencing in August 2011 for the first tranche and in August 2012 for the second tranche. The Office National Du Ducroire, the Belgian national export credit agency, is providing an insurance policy in connection with this facility. At December 31, 2011, the outstanding principal amount under this credit facility was US$127 million.

Export Credit Facility with Cisco Systems Capital

In March 2011, Telemar entered into an export credit facility agreement with Cisco Systems Capital, or Cisco, under which Cisco agreed to disburse loans in the aggregate principal amount of up to US$100 million. A disbursement of US$46 million under this export credit facility was received in May 2011. The proceeds of this export credit facility have been and will be used to fund equipment purchases related to Telemar’s capital expenditures on its fixed-line and mobile telecommunications infrastructure. Loans under this export credit facility bear interest at the rate of 3.5% per annum. Interest on each of these loans is payable semi-annually in arrears through maturity in May 2018. The outstanding principal amount of these loans is payable in 13 semi-annual installments commencing in May 2012. At December 31, 2011, the outstanding principal amount under this credit facility was US$46 million.

Export Credit Facility with Swedish Export Corporation

In June 2011, Telemar entered into an export credit facility with Swedish Export Corporation, or SEK, and Deutsche Bank under which SEK agreed to disburse loans in the aggregate principal amount of up to R$103 million. Disbursements of US$5 million and US$9 million under this export credit facility were received in July 2011 and November 2011, respectively. The proceeds of this export credit facility have been and will be used to fund equipment purchases related to Telemar’s capital expenditures on its fixed-line and mobile telecommunications infrastructure. Loans under this export credit facility bear interest at the rate of 2.21% per annum, payable semi-annually in arrears, commencing in January 2012. The principal of these loans is payable in 17 equal semi-annual installments, commencing in February 2012. At December 31, 2011, the outstanding principal amount under this credit facility was US$14 million.

Fixed-Rate Notes

We have issued four series of fixed-rate debt securities in the international market. All of these securities pay interest semi-annually in arrears. The table below sets forth our outstanding fixed-rate debt securities as of December 31, 2011, the outstanding principal amount of these securities and their maturity dates.

Security	Outstanding Principal Amount		Final Maturity
	(in millions)

Oi 9.75% senior notes due 2016(1)	R$	1,100	September 2016
Telemar 5.125% senior notes due 2017(2)		€750	December 2017
Telemar 9.500% senior notes due 2019(2)	US$	142	April 2019
Telemar 5.500% senior notes due 2020(2)	US$	1,787	October 2020

(1)	These notes are denominated in reais and payments of principal and interest under these notes are payable in U.S. dollars at prevailing exchange rates at the time of payment.
(2)	In connection with the corporate reorganization, on February 27, 2012, we were substituted as the issuer of these notes and Telemar provided a full and unconditional guarantee of these notes.

Credit Facilities with Commercial Banks

In August 2001, TNL entered into a credit facility with ABN AMRO Bank N.V., or ABN, as administrative agent and lead arranger, together with TNL’s principal suppliers (Nokia, Siemens and Alcatel) and other international banks, under which TNL received loans in the aggregate principal amount of US$1,400 million. The proceeds of this credit agreement were used to fund capital expenditures and working capital related to the launch of Telemar’s mobile telecommunications services. The terms of this credit facility have been renegotiated four times, most recently in November 2007. Loans under this credit facility currently bear interest at the rate of LIBOR plus 0.25% to 0.76% per annum. Interest on each of these loans is payable quarterly in arrears through maturity in November 2012. The outstanding principal amount of these loans is payable in semiannual installments through maturity. At December 31, 2011, the outstanding principal amount under this credit facility was US$26 million.

In February 2009, TNL PCS entered into a credit facility with Banco do Nordeste do Brasil S.A., or BNB, under which BNB agreed to disburse loans in an aggregate principal amount of up to R$369 million. The proceeds of this credit facility have been used for capital expenditures on Telemar’s mobile telecommunications infrastructure for the northeastern region of Brazil. Disbursements of R$370 million under this credit facility were received in 2009. Loans under this credit facility bear interest at 10.0% per annum, with a 15% discount available for timely payment of the interest payments under these loans. Interest is payable quarterly in arrears from May 2009 through February 2011 and monthly in arrears thereafter through maturity in February 2019. The outstanding principal amount is payable in 96 equal monthly installments commencing in March 2011. At December 31, 2011, the outstanding principal amount under this credit facility was R$330 million.

Real Estate Securitization Transaction

In August 2010, Telemar transferred 162 real estate properties to its wholly-owned subsidiary Copart 4 Participações S.A., or Copart 4, and Oi transferred 101 real estate properties to Copart 5 Participações S.A., or Copart 5, our wholly-owned subsidiary. Telemar entered into lease contracts with terms of up to 12 years for the continued use of all of the properties transferred to Copart 4 and Oi entered into lease contracts with terms of up to 12 years for the continued use of all of the properties transferred to Copart 5.

Copart 4 and Copart 5 assigned the receivables representing all payments under these leases to Brazilian Securities Companhia de Securitização, which issued Real Estate Receivables Certificates (Certificados de Recebíveis Imobiliários), or CRIs, backed by these receivables. The CRIs were purchased by Brazilian financial institutions.

TNL received net proceeds from the assignment of lease receivables in the total aggregate amount of R$1,585 million on a consolidated basis, and TNL recorded its obligations to make the assigned payments as short- and long-term debt in its consolidated financial statements. The aggregate net effective interest rate on this transaction is 102% of the CDI rate. TNL has used the proceeds raised in this transaction to repay short-term debt. As of December 31, 2011, the aggregate liability under these leases was R$1,418 million.

Supplemental Information Regarding TNL’s Contractual Commitments as of December 31, 2011

The following table summarizes the significant contractual obligations and commitments of TNL on a consolidated basis as of December 31, 2011:

	Payments Due by Period
	Less than One Year		One to Three Years		Three to Five Years		More than Five Years		Total
	(in millions of reais)

Loans and financing (1)	R$	4,032	R$	9,948	R$	10,161	R$	6,620	R$	30,761
Debentures (2)		3,121		4,356		1,792		2,875		12,144
Swap adjustments (3)		241		154		—		—		395
Purchase obligations (4)		1,490		—		—		—		1,490
Concession fees (5)		—		524		261		1,158		1,943
Usage rights (6)		416		1,067		356		4		1,843
Pension plan contributions(7)		111		332		221		442		1,106

Total contractual obligations and commitments	R$	9,411	R$	16,381	R$	12,791	R$	11,099	R$	49,682

(1)	Includes estimated future payments of interest on TNL’s loans and financings, calculated based on interest rates and foreign exchange rates applicable at December 31, 2011 and assuming that all amortization payments and payments at maturity on TNL’s loans and financings will be made on their scheduled payment dates.
(2)	Includes estimated future payments of interest on TNL’s debentures, calculated based on interest rates applicable as of December 31, 2011 and assuming that all amortization payments and payments at maturity on TNL’s debentures will be made on their scheduled payment dates.
(3)	Includes estimated future payments of interest on TNL’s derivative obligations, calculated based on interest rates and foreign exchange rates applicable as of December 31, 2011 and assuming that all payments on TNL’s derivative obligations will be made on their scheduled payment dates.
(4)	Consists of purchase obligations for network equipment pursuant to binding obligations which include all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.
(5)	Consists of estimated bi-annual fees due to ANATEL under TNL’s concession agreements expiring in 2025. These estimated amounts are calculated based on the amounts paid in 2011.
(6)	Consists of payments due to ANATEL for radio frequency licenses. Includes accrued and unpaid interest as of December 31, 2011.
(7)	Consists of expected contributions to amortize the actuarial deficit of the BrTPREV plan and the Fundador/Alternativo plan.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

Our by-laws provide for a board of directors of up to 17 members and an equal number of alternate members. As of the date of this annual report, our board of directors is composed of 16 members and 16 alternate members. During periods of absence or temporary unavailability of a regular member of our board of directors, the corresponding alternate member substitutes for the absent or unavailable regular member.

The members of our board of directors are elected at general meetings of shareholders for three-year terms and are eligible for reelection. The terms of all current members expire at our annual shareholders’ meeting in 2014. Members of our board of directors are subject to removal at any time with or without cause at a general meeting of shareholders. Our by-laws do not contain any citizenship or residency requirements for members of our board of directors. Our board of directors is presided over by the chairman of the board of directors, and, in his absence, on an interim basis, by his designated alternate. The chairman of our board of directors is elected at a general meeting of shareholders from among the members of our board of directors, serves for a three-year term and is eligible for reelection.

Our board of directors ordinarily meets once every month and extraordinarily when a meeting is called by the chairman or any two other members of our board of directors. Decisions of our board of directors require a quorum of a majority of the directors and are taken by a majority vote of those directors present.

The following table sets forth certain information with respect to the current members of our board of directors and their alternates.

Name	Position	Member Since	Age

José Mauro Mettrau Carneiro da Cunha	Chairman	February 2009	62
José Augusto da Gama Figueira	Alternate	February 2009	64
Zeinal Abedin Mahomed Bava	Director	April 2012	46
Luís Miguel da Fonseca Pacheco de Melo	Alternate	April 2012	44
Shakhaf Wine	Director	April 2012	42
Abilio Cesário Lopes Martins	Alternate	April 2012	40
Armando Galhardo Nunes Guerra Jr	Director	April 2012	56
Paulo Márcio de Oliveira Monteiro	Alternate	April 2012	53
Sergio Franklin Quintella	Director	April 2012	77
Bruno Gonçalves Siqueira	Alternate	April 2012	26
Renato Torres de Faria	Director	April 2012	50
Carlos Fernando Horta Bretas	Alternate	April 2012	52
Rafael Cardoso Cordeiro	Director	April 2012	31
André Sant’Anna Valladares de Andrade	Alternate	April 2012	27
Fernando Magalhães Portella	Director	April 2012	60
Carlos Jereissati	Alternate	April 2012	40
Alexandre Jereissati Legey	Director	April 2012	42
Carlos Francisco Ribeiro Jereissati	Alternate	April 2012	65
Pedro Jereissati	Director	April 2012	33
Cristina Anne Betts	Alternate	April 2012	42
Cristiano Yazbek Pereira	Director	April 2012	36
Erika Jereissati Zullo	Alternate	April 2012	41
Claudio Figueiredo Coelho Leal	Director	April 2012	43
Laura Bedeschi Rego de Mattos	Alternate	April 2012	36
José Valdir Ribeiro dos Reis	Director	April 2012	66
Luciana Freitas Rodrigues	Alternate	April 2012	45
Carlos Fernando Costa	Director	April 2012	45
Armando Ramos Tripodi	Alternate	April 2012	52
Carlos Augusto Borges	Director	April 2012	53
Alcinei Cardoso Rodrigues	Alternate	April 2012	47
João Carlos de Almeida Gaspar (1)	Director	April 2011	48
Antonio Cardoso dos Santos (1)	Alternate	April 2011	62

(1)	Elected by the preferred shareholders.

We summarize below the business experience, areas of expertise and principal outside business interests of our current directors and their alternates.

Directors

José Mauro Mettrau Carneiro da Cunha. Mr. Cunha has served as chairman of our board of directors since February 2009 as a nominee of FASS and was chairman of the board of directors of TNL from April 2007 until February 2012. He is currently a member of the board of directors of Log-In Logistica Intermodal and a member of the executive board of Lupatech. He has also been an alternate director of TmarPart since April 2008, and was a member of the board of directors of Telemar from April 1999 to July 2002, before he rejoined the board of directors of TNL, as chairman, serving from April 2007 through February 2012. Mr. Cunha has held several executive positions at BNDES, and was a member of its board of executive officers from 1991 to 2002. He was the vice president of strategic planning of Braskem S.A. from February 2003 to October 2005, and business consultant from November 2005 to February 2007. He was a member of the board of directors of Braskem S.A. from July 2007 to April 2010, Light Serviços de Eletricidade S.A. from December 1997 to July 2000, Aracruz Celulose S.A. from June

1997 to July 2002, FUNTTEL from December 2000 to January 2002, FUNCEX- Fundação Centro de Estudos do Comércio Exterior from June 1997 to January 2002, and Politeno Indústria e Comércio S.A. from April 2003 to April 2005. Mr. Cunha holds a bachelor’s degree in mechanical engineering from Universidade Católica de Petrópolis in Rio de Janeiro and a master’s degree in industrial and transportation projects from Instituto Alberto Luiz Coimbra de Pós-Graduação (COPPE) at Universidade Federal do Rio de Janeiro. He attended the Executive Program in Management at the Anderson School at the University of California in Los Angeles.

Zeinal Abedin Mahomed Bava. Mr. Bava has served as a member of our board of directors since April 2012 as a nominee of Bratel and was a member of the board of directors of TNL from April 2011 until February 2012. Mr. Bava has been chief executive officer of Portugal Telecom since March 2008. He was chief executive officer of PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. from May 2003 until September 2007; executive director and Portugal Telecom relationship manager at Merrill Lynch from 1998 until 1999; executive director and Portugal Telecom relationship manager at Deutsche Morgan Grenfell & Co. from 1996 to 1998; and executive officer of Warburg Dillon Read from 1989 to 1996. Mr. Bava has held various board positions throughout his career, including chairman of the board of directors of: PT Prime – Soluções Empresariais de Telecomunicações e Sistemas, S.A. from September 2007 until December 2011, PT Ventures, SGPS, S.A. from November 2008 until July 2010, PT Centro Corporativo, S.A. from March 2006 until April 2009, PT – Sistemas de Informação, S.A. from September 2007 until April 2009, PT PRO, Serviços Administrativos e de Gestão Partilhados, S.A. from February 2003 until June 2008, Previsão – Sociedade Gestora de Fundos de Pensões, S.A. from March 2003 to October 2007, TV Cabo Portugal, S.A. from March 2004 until September 2007, PT Conteúdos – Actividade de Televisão e de Produção de Conteúdos, S.A. from until September 2007, Lusomundo Cinemas, S.A. from until September 2007, Lusomundo Audiovisuais, S.A. from until September 2007, PT Televisão por Cabo, SGPS, S.A. from until September 2007, PT Prestações – Mandatária de Aquisições de Gestão de Bens, S.A. from March 2004 until 2006; vice-chairman of the board of directors of: PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. from November 2002 until September 2007, PT Comunicações, S.A. from January 2004 until December 2005 and PT Ventures, SGPS S.A. from 2000 until 2002; and a member of the board of directors of: Fundação Luso Brasileira from June 2009 until September 2009; Brasilcel, NV from December 2002 until October 2007, Portugal Telecom Investimentos Internacionais, S.A. from April 2004 until April 2006, PT Rede Fixa, SGPS S.A., from March 2006 until June 2009, PT Sistemas de Informação, S.A. from May 2004 until April 2006, PT Corporate – Soluções Empresariais de Telecomunicações e Sistemas, S.A. from June 2003 until April 2006, Páginas Amarelas, S.A. from January 2004 until May 2005; PT Compras – Serviços de Consultoria e Negociação, S.A. from May 2003 until 2005; CRT Celular Participações, S.A. from 2003 until 2005; Tele Sudeste Participações, S.A. from 2003 until 2005; Tele Leste Participações, S.A. from 2003 until 2005; Tele Centro Oeste Celular Participações, S.A. from 2003 until 2005; Portugal Telecom Brasil, S.A. from July 2002 until March 2004; BEST – Banco Electrónico de Serviço Total, S.A. from May 2001 until October 2004; and Telesp Celular Participações, S.A. from April 2001 until December 2003. Mr. Bava holds a degree in Electrical and Electrotechnical Engineering from University College London.

Shakhaf Wine. Mr. Wine has served as a member of our board of directors since April 2012 as a nominee of Bratel and was a member of the board of directors of TNL from April 2011 until February 2012. He has been chief executive officer and chairman of the board of directors of Portugal Telecom Brasil S.A. since September 2010. He has served as chairman of the board of directors of PT Multimédia.com Brasil Ltda., vice-chairman of the board of directors of Brasilcel N.V. and president of the controlling committee of Brasilcel N.V., each since September 2010. Mr. Wine was an investment banking manager responsible for European corporate client relationships in the global communications group at Merrill Lynch International from 1998 until 2003; senior associate in the Latin America and telecommunications groups at Deutsche Morgan Grenfell & Co. from 1993 until 1998; and a foreign exchange trader and dealer for Banco Central do Brasil at Banco Icatu from 1991 to 1993. Previously, he held various board positions, including chairman of the board of directors of: Mobitel S.A. until June 2011; vice-chairman of the board of directors of Vivo Participações S.A. from 2009 until September 2010; and a member of the board of directors of: Universo Online S.A. from 2009 until January 2011, PT Investimentos Internacionais – Consultoria Internacional S.A. from 2006 until March 2009, PT Participações SGPS S.A. from March 2008 until March 2009, PT Móveis - Serviços de Telecomunicações SGPS S.A. from May 2006 until March 2009, PT Ventures SGPS S.A. from May 2006 until March 2009, Tele Centro Oeste Celular Participações, S.A. from March 2004 until October 2006, Tele Sudeste Celular Participações, S.A. from March 2004 until February 2006, Tele Leste Participações S.A. July 2005 until February 2006, Celular CRT Participações S.A. from March 2004 until February 2006, Banco1.net S.A., from April 2003 until July 2004 and PT Multimédia.com Participações Ltda., from April 2005 until November 2007. He holds a degree in economics from Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ).

Armando Galhardo Nunes Guerra Jr. Mr. Guerra has served as a member of our board of directors since April 2012 as a nominee of AG Telecom. During his career, Mr. Guerra has developed various projects in the management and restructuring departments of companies such as Braspérola, Portal Clicon, Cia AIX de Participações, Andrade Gutierrez, Brasil Ferrovias S.A., Ponteio Lar Shopping and Shopping Píer 21. He also serves as a member of the board of directors of Cosipar – Cia Siderúrgica do Pará, Kepler Weber S.A., MASB – Desenvolvimento Imobiliário S.A., ESTRE Ambiental S.A. and Contax Participações S.A. Previously, Mr. Guerra was chief executive officer of UNIPAR – União de Indústrias Petroquímicas S.A.; FEM – Projetos, Construções e Montagens S.A. and MRS Logística S.A.; director of the Ministry of Mines and Energy; and a member of the National Council of Privatization, supervising state-owned steel mills, Companhia Vale do Rio Doce and DNPM. He served as a member of the board of directors of Quattor Participações S.A.; Brasil Ferrovias S.A.; Unipar; Cosipa; CSN; and CST. Mr. Guerra holds a degree in business administration, accounting and economics from Universidade Católica de Minas Gerais.

Sergio Franklin Quintella. Mr. Quintella has served as a member of our board of directors since April 2012 as a nominee of AG Telecom and was a member of the board of directors of TNL from April 2011 until February 2012. From 1965 until 1991, he was vice-president of Montreal Engenharia S.A. Mr. Quintella has served as a member of the Technical Council of the National Confederation of Trade (Conselho Técnico da Confederação Nacional do Comércio) since 1990 and as a member of the board of directors of Petrobras since 2009. He was president of the Auditors Tribunal (Tribunal de Contas) of the State of Rio de Janeiro from 1993 until 2005, CEO of Companhia do Jarí from 1982 until 1983, chief executive officer of IESA – Internacional de Engenharia S.A. from 1979 until 1990, and president of the Brazilian Association of Technical Standards (Associação Brasileira de Normas Técnicas) from 1975 until 1977. Mr. Quintella also served as a member of the boards of directors of the Brazilian National Monetary Council from 1985 until 1990, Refrescos do Brasil S.A from 1980 until 1985, Caemi Mineração e Metalurgia S.A. from 1979 until 1983, Sulzer S.A. from 1976 until 1979 and the National Bank of Economic and Social Development (Banco Nacional de Desenvolvimento Economico e Social) from 1975 until 1980. Mr. Quintella has served at several academic institutions, including as a member of the development councils for Pontifícia Universidade Católica of Rio de Janeiro since 1978 and Universidade Estácio de Sá since 2002 and as vice president of Fundação Getúlio Vargas since 2005. He also served as a board member of the National Institute of Advanced Studies (Conselho Diretor do Instituto Nacional de Altos Estudos) from 1991 until 2010. Mr. Quintella holds a bachelor’s degrees in engineering from Universidade Católica do Rio de Janeiro, economics from Faculdade de Economia do Rio de Janeiro, economic engineering from Escola Nacional de Engenharia and a MBA from IPSOA in Italy. He also completed the Advanced Management Program at Harvard Business School and an extension course in public finance at Pennsylvania State University – Philadelphia.

Renato Torres de Faria. Mr. Torres de Faria has served as a member of our board of directors since April 2012 as a nominee of AG Telecom and was a member of the board of directors of TNL from April 2011 until February 2012. He has been financial officer and investor relations officer of Andrade Gutierrez Concessões S.A, or AG Concessões, a company of the Andrade Gutierrez S.A., or AGSA, group that focuses on investments and operations through concessions and participation in companies in the highway, airport, port, energy and sanitation sectors, among others, since May 2002 and an officer of several real estate companies within AGSA, since 2004. From February 2009 until April 2011, Mr. Torres de Faria served as executive superintendent of Fundo AG-Angra, a fund created by AGSA and Angra Partners, which invests in infrastructure in Brazil. He has also served as superintendent officer and member of the board of directors of Dominó Holdings S.A., a business investment vehicle of Companhia de Saneamento do Paraná – SANEPAR since February 2000, chief executive officer of Water Port S.A. Engenharia e Saneamento, or Water Port, a water and sewage company hired by CODESP to develop and implement the new water and sewer system on the right margin of the Port of Santos, since March 2004, and member of the board of directors of Concessões Rodoviárias S.A. – CCR since March 2002 and Companhia Energética de Minas Gerais, or CEMIG, an energy company, since August 2010. Mr. Torres de Faria holds a bachelor’s degree in mining engineering and an MBA from Fundação Dom Cabral and Universidade de São Paulo.

Rafael Cardoso Cordeiro. Mr. Cordeiro has served as a member of our board of directors since April 2012 as a nominee of AG Telecom and was an alternate member of the board of directors of TNL from April 2011 until February 2012. He has been finance manager for AG Concessões since June 2002. From May 2005 until April 2011, he worked in the areas of treasury, structured finance, financial institution relations, capital markets, investor relations and economic-financial analysis of new projects at AG Concessões. From May 2004 until April 2005, he was a project engineer at Water Port. Currently, Mr. Cordeiro is a member of the board of directors of Coontax Participações S.A. and CTX Participações S.A. He is a member of the Fiscal Council of CEMIG—Companhia Energética de Minas Gerais and a member of the board of directors of Water Port. He holds a bachelor’s degree in civil engineering from Universidade Federal de Minas Gerais.

Fernando Magalhães Portella. Mr. Portella has served as a member of our board of directors since April 2012 as a nominee of L.F. Tel and was a member of the board of directors of TNL from May 2008 until February 2012. Previously, he served as the chief executive officer of Organização Jaime Camara from July 2006 until January 2011. He has served as a member of the board of directors of Iguatemi Empresa de Shopping Centers S.A. since January 2007, and he was a member of the advisory council of Intermedica Sistema de Saude S.A. from February 2008 until February 2010. He was the vice-president of Citibank Brasil from 1986 until 1992 and a partner of Gemini Consulting from 1992 until 1996. He was also the CEO of Grupo de Comunicação O Dia and a member of the board of directors of the Associação Nacional de Jornais from 1996 until August 2003. Mr. Portella also served as the president of Associação Brasileira de Marketing e Negócios from 1999 until 2000. He was chief executive officer of Magalhães Portella & Associados from January 2004 to July 2006. Mr. Portella has a bachelor’s degree in agronomics engineering from Universidade Estadual Paulista (UNESP) and has an executive MBA from Columbia University. He is also an alumnus of the General Management Program and the Corporate Leader Program at Harvard Business School.

Alexandre Jereissati Legey. Mr. Legey has served as a member of our board of directors since April 2012 as a nominee of L.F. Tel and was a member of the board of directors of TNL from May 2008 until February 2012. He has served as an alternate director of TmarPart since April 2011 and a member of the finance committee of Telemar since its inception in 1999. Mr. Legey has been chief financial officer and market relations officer of L.F. Tel S.A., or L.F. Tel, and Jereissati Telecom S.A. since 1998, chief economic-financial officer and market relations officer of Privatinvest Participações S.A. since 2008, and superintendent officer and market relations officer of Allum Participações S.A. since 2008. From January 2007 until January 2008, he was new business director of Iguatemi Empresa de Shopping Center S.A., a shopping center management company, where he identified, evaluated and determined the viability of new shopping centers. Mr. Legey began his career with the Jereissati Group in 1993 and served as its chief financial officer from 1993 until 1996. Currently, he is a member of the board of directors of several holding companies, such as CTX Participações S.A. since 2009, since Privatinvest Participações S.A. since 2008, Alium Participações S.A. since 2008, and Contax Participações S.A. since 2008. Mr. Legey holds a bachelor’s degree in chemical engineering from Federal do Rio de Janeiro – UFRJ and an MBA from the Massachusetts Institute of Technology. He is a nephew of our alternate director Carlos Francisco Ribeiro Jereissati and cousin of our director Pedro Jereissati and our alternate directors Carlos Jereissati and Erika Jereissati Zullo.

Pedro Jereissati. Mr. Jereissati has served as a member of our board of directors since April 2012 as a nominee of L.F. Tel and was a member of the board of directors of TNL from May 2008 until February 2012. He has served as a member of the board of directors of TmarPart since April 2006 and an officer of Instituto Telemar since April 2004. He served as an alternate director of Telemar from since 2002 to April 2011. Mr. Jereissati has been chief executive officer and investor relations officer of TmarPart since April 2008, executive vice-president of the Jereissati Group since April 2008 and executive officer of L.F. Tel and Jereissati Telecom S.A. since May 2006. From 2005 until April 2008, he was chief financial officer and investor relations officer of Iguatemi Empresa de Shopping Centers S.A. From April 2001 until June 2006, he served as new business director of Jereissati Participações S.A. Mr. Jereissati joined the Jereissati Group in 1995. He has served as a member of the board of directors of the Jereissati Group since 2006, Contax Participações S.A. since April 2006, Iguatemi Empresa de Shopping Centers S.A. since January 2007, CTX Participações S.A. since 2009 and Privatinvest Participações S.A. since 2008. Mr. Jereissati was named to the Brazilian Council for Economic and Social Development by President Luis Inácio Lula da Silva in 2003. Mr. Jereissati holds a degree in business administration from Fundação Armando Álvares Penteado (FAAP) and an MBA from the Kellogg School of Management of Northwestern University. Mr. Jereissati is the son of our alternate director Carlos Francisco Ribeiro Jereissati, brother of our alternate directors Carlos Jereissati and Erika Jereissati Zullo and cousin of our director Alexandre Jereissati Legey.

Cristiano Yazbek Pereira. Mr. Pereira has served as a member of our board of directors since April 2012 as a nominee of L.F. Tel and was an alternate member of the board of directors of TNL from April 2010 until February 2012. He has been manager of corporate strategy of L.F. Tel since July 2009 and a member of the Board of Directors of Contax Participações S.A. since 2010. Mr. Pereira worked at Telefônic a as strategy, regulatory and commercial manager for small- and medium-sized companies in Latin America from January 2003 to July 2009. Mr. Pereira was a consultant at A.T. Kearney from 2001 to 2002 and Accenture from 2000 to 2001. He holds a bachelor’s degree in mechanical engineering from Escola Politécnica da Universidade de São Paulo and an Executive MBA from Business School São Paulo (BSP). He has also taken management courses at the Rotman School of Management of the University of Toronto and Escuela Superior de Administración y Dirección de Empresas (ESADE) in Barcelona.

Claudio Figueiredo Coelho Leal. Mr. Leal has served as a member of our board of directors since April 2012 as a nominee of BNDESPar and was a member of the board of directors of TNL from April 2011 until February 2012. He has held several executive positions at BNDES since 1997, including planning superintendent since 2010, head of the machinery and equipment department of FINAME since March 2004 and credit superintendent from March 2008 to February 2010. He also served as a member of the board of directors of the following companies: Usina Termelétrica AES Uruguaiana from 2001 until 2003, NovaMarlim Petróleo S.A. from 2001 to 2003, Companhia de Recuperação Secundária—CRSEC, from 2001 to 2003, and Rio Polímeros S.A., from 2000 to 2002. Mr. Leal holds a bachelor’s degree in economics from Pontifícia Universidade Católica do Rio Grande do Sul, a master’s degree in economics from Universidade do Rio Grande do Sul and an executive MBA from Instituto Brasileiro de Mercado e Capitais (IBMEC).

José Valdir Ribeiro dos Reis. Mr. Reis has served as a member of our board of directors since April 2012 as a nominee of PREVI. He has been chief executive officer and chairman of the board of directors of the Economic and Credit Cooperative of the Employees of Federal Financial Institutions (COOPERFORTE - Cooperativa de Economia e Crédito Mútuo dos Funcionários de Instituições Financeiras Públicas Federais) since July 1997. He was chief executive officer of PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil, pension fund for employees of Banco do Brasil, from 1993 until 1996. He served as a member of the Board of Directors of Teka S.A. from 2002 until 2003; chairman of the board of directors of Fundição Tupy S.A., from 1996 until 2002; a member of the board of directors of GTD Participações S.A. from 1995 until 1996; chairman of the deliberative council of Fenabb – Federação das AABBs from 2005 until 2008; and vice-president of the Brazilian Confederation of Credit Cooperatives (Confebrás – Confederação Brasileira das Cooperativas de Crédito) from 2003 until 2007. Mr. Reis holds a degree in economics from Universidade Federal de Juiz de Fora - Minas and a post-graduate degree in financial administration from AEUDF/ICAT - Brasília - DF.

Carlos Fernando Costa. Mr. Costa has served as a member of our board of directors since April 2012 as a nominee of PETROS and was a member of the board of directors of TNL from April 2011 until February 2012. He has been the chief financial and investment officer for PETROS since January 2011. His prior positions at PETROS include: investment planning advisor from July 2010 to January 2011 and executive manager of market operations from October 2008 to July 2010. From March 2006 to October 2008, Mr. Costa was administrative director of the São Paulo State legislative assembly. From December 2003 to December 2004, he was a financial consultant at FGV. Mr. Costa has served on the board of directors of Investimentos e Participações em Infra-Estrutura S.A. – Invepar, since January 2009 and Log-In Logística since April 2011. He has served as an alternate member of the board of directors of Lupatech S.A. since April 2011. From March 2003 to March 2004, he served as a member of TNL’s fiscal council. Mr. Costa holds a bachelor’s degree in mathematics from Faculdade de Filosofia, Ciências e Letras de Santo André and post-graduate degrees in financial administration from Universidade Metodista and in business from Unibero.

Carlos Augusto Borges. Mr. Borges has served as a member of our board of directors since April 2012 as a nominee of FUNCEF. He has been director of corporate and real estate holdings at FUNCEF since May 2011. He has also been a member of the board of directors of Valepar since June 2011. He served as vice-president of transference of benefits, services and distribution and a member of the board of trustees of FGTS from 2003 until 2007; vice-president of services and distribution of VIGAT from 2003 until 2007; ombudsman for the Central Bank of Brazil and president of its statutory committee for the prevention of money laundering from 2007 until 2011; an alternate member of the Advisory Council of FUNCEF from July 2004 until September 2008; a member of the board of directors of CAIXA Seguradora S.A. from July 2007 until April 2011; a member of the board of directors of

Empresa Hidrotérmica S.A. from October 2010 until April 2011; and a member of the board of directors of Sete Brasil from May 2011 until October 2011. Mr. Borges holds a bachelor’s degree in accounting from Universidade Federal do Maranhão.

João Carlos de Almeida Gaspar. Mr. Gaspar has served as an member of our board of directors since April 2012 as the nominee of our preferred shareholders and was an alternate member of TNL’s board of directors from April 2011 until February 2012. He also served as a member of the board of directors of Telemar from April 2008 until February 2012. He worked as an investment manager of a family office from 1998 until 2003, when he founded Unity Capital Gestão de Investimentos. He has worked for the capital markets areas of several companies, including Supra Corretora de Valores, Banco Iochpe de Investimentos and Itaú CCVM. He was a member of the boards of directors and audit committees for several telecommunications companies, including Telesc Celular S.A., Telepar Celular S.A., Telemig Celular S.A., Amazônia Celular S.A., Telepará S.A., CRT S.A., Telecomunicações de Goiás S.A. and Telecomunicações de Santa Catarina S.A.-Telesc. Mr. Gaspar also served as director of Animec – National Association of Investors Capital Markets Association. He holds a law degree and an MBA from IBMEC.

Alternate Directors

José Augusto da Gama Figueira. Mr. Figueira has served as an alternate member of our board of directors since April 2011 as a nominee of FASS and was an alternate member of the board of directors of TNL from April 2004 until February 2012. He has served as a director of TmarPart since April 2008 and an executive officer of TmarPart since June 1999. He was an alternate director of TNL from March 2007 until February 2012, and an alternate director of Telemar from 2002 until February 2012. He previously served as a member of our board of directors from February 2009 until April 2011 and as an alternate member of TNL’s board of directors from April 2003 until March 2004. He has also served as president of Instituto Telemar since August 2001. He was an executive officer of Pegasus, a company in the Andrade Gutierrez Group, from July 1997 to August 1999, and a member of the fiscal council of Telecomunicações do Espírito Santo S.A., Telecomunicações do Piauí S.A. and Telecomunicações do Amazonas S.A. from April to December 1999. He holds a bachelor’s degree in electrical engineering from the Universidade do Estado do Rio de Janeiro and an MBA from FGV.

Luís Miguel da Fonseca Pacheco de Melo. Mr. Melo has served as an alternate member of our board of directors as a nominee of Bratel since April 2012 and was an alternate member of the board of directors of TNL from April 2011 until February 2012. He has been chief financial officer of Portugal Telecom since April 2006 and has served as chairman of the board of directors of various PT companies since 2006: PT Centro Corporativo, S.A.; Portugal Telecom Imobiliária, S.A.; PT PRO, Serviços Administrativos e de Gestão Partilhados, S.A.; PT Prestações – Mandatária de Aquisições de Gestão de Bens, S.A.; Previsão – Sociedade Gestora de Fundos de Pensões, S.A.; PT Compras – Serviços de Consultoria e Negociação, S.A.; PT ACS – Associação de Cuidados de Saúde; PT Ventures, SGPS S.A. and CST – Companhia Santomense de Telecomunicações, S.A.R.L. Mr. Melo has also been a manager of Africatel Holdings B.V. and Unitel, S.A.R.L. and president of the board of managers of Portugal Telecom Ásia, Ltda. each since 2006. Formerly, Mr. Melo was chairman of the board of directors of various PT companies, including PT PRO, Serviços Administrativos e de Gestão Partilhados, S.A. from May 2008 until March 2009, Previsão – Sociedade Gestora de Fundos de Pensões, S.A. from October 2007 until May 2009, PT Contact – Telemarketing e Serviços de Informação, S.A. from July 2008 until March 2009, PT-ACS – Associação de Cuidados de Saúde from May 2007 until April 2009, and Cabo TV Açoreana, S.A. from December 2004 until October 2007. He has also served as a manager of various PT companies and as Financial Manager of PT Multimédia – Serviços de Telecomunicações e Multimedia, SGPS S.A. from June 2002 until April 2006 and TV Cabo Portugal, S.A. from 2002 until 2006. He was also a member of the Board of Directors of Telemig Celular, S.A. from August 2008 until July 2010, Telemig Celular Participações, S.A. from August 2008 until November 2009, Vivo Participações, S.A. from July 2006 until July 2010, and Brasilcel from July 2006 until July 2010. Mr. Melo holds a degree in civil engineering from Instituto Superior Técnico and an MBA from IESE Barcelona.

Abilio Cesário Lopes Martins. Mr. Martins has served as an alternate member of our board of directors since April 2012 as a nominee of Bratel. He has been manager of the corporate communications department of Portugal Telecom since 2002. He has also served as chairman of the board of directors of PT Contact and as a member of the board of directors of PT Comunicações since 2007, TMN since 2007, PT Prime since 2007 and PT Brasil PT SGPS since 2000. Mr. Martins was a manager of Brasilcel from 2007 until 2010. Previously, he was a member of the Board of Directors of PT.Com from 2006 until 2008. Mr. Martins holds a degree in political science.

Paulo Márcio de Oliveira Monteiro. Mr. Monteiro has served as an alternate member of our board of directors as a nominee of AG Telecom since April 2012. Since March 2003, he has been financial manager of Andrade Gutierrez Concessões S.A., where he has worked since January 2000. Mr. Monteiro has served an alternate member of the board of directors of Companhia Energética de Minas Gerais - CEMIG, a company in the electrical energy generation, transmission and distribution sector, and an alternate member of the board of directors of CCR S.A. each since 2011. Mr. Monteiro holds a degree in civil engineering from Universidade Federal de Minas Gerais, a master’s degree in finance from Instituto Tecnológico de Monterrey - ITESM, in Mexico City, an MBA from Universidade de São Paulo – USP and a post-graduate degree in business management from Universidade Panamericana - IPADE, in Mexico City.

Bruno Gonçalves Siqueira. Mr. Siqueira has served as an alternate member of our board of directors as a nominee of AG Telecom since April 2012. He has been a controlling and accounting analyst at Andrade Gutierrez Concessões S.A. since March 2010, working primarily in the areas of accounting, tax, finance and investor relations. From September 2007 until May 2010, he was an accounting and controlling analyst at AngloGold Ashanti Brasil Mineração S.A., a multinational corporation in the gold production chain. Mr. Siqueira has served as a member of the fiscal council of Contax Participações S.A. since 2012 and was a member of its board of directors from 2011 until 2012. He holds degrees in economics from Faculdade IBMEC/MG and accounting sciences from Universidade Federal de Minas Gerais and a post-graduate degree in management with a specialization in finance from Fundação Dom Cabral de Belo Horizonte.

Carlos Fernando Horta Bretas. Mr. Bretas has served as an alternate member of our board of directors since April 2012 as a nominee of AG Telecom. He has been project manager in the financial and project development departments at Andrade Gutierrez Concessões S.A. since 1994. From May 1988 until February 1989, Mr. Bretas served as controller engineer of the state of Goiás office of Mendes Junior Edificações S.A., a civil engineering firm, where he also worked as a production engineer of this firm from 1984 until 1988. He was an alternate member of the board of directors of Contax Participações S.A. from 2011 until February 2012. Mr. Bretas holds a degree in civil engineering and a post-graduate degree in economic engineering from Fundação Dom Cabral de Belo Horizonte, an MBA in finance from USP, and an MBA in corporate law from Fundação Getúlio Vargas.

André Sant’Anna Valladares de Andrade. Mr. Andrade has served as an alternate member of our board of directors since April 2012. Since January 2008, he has worked at Andrade Gutierrez Concessões S.A., were he is currently a project analyst with an emphasis on technical studies for project development, economic-financial analysis, portfolio management and control and company valuations. Mr. Andrade graduated with a degree in production engineering from Universidade Federal de Minas Gerais.

Carlos Jereissati. Mr. Jereissati has served as an alternate member of our board of directors since April 2012 as a nominee of L.F. Tel and was an alternate member of the board of directors of TNL from May 2008 until February 2012. He has served as a member of the board of directors of TmarPart since 2008. He has been the chief executive officer of Iguatemi Empresa de Shopping Centers S.A., where he has worked since 1996. Mr. Jereissati is a member of the board of directors of various companies in other sectors, including Jereissati Participações S.A. since 2008, Jereissati Telecom S.A. since 2008 and CTX Participações S.A. since 2009. From 2002 until 2004 and from 2005 until 2006, Mr. Jereissati served as president and vice-president of the Brazilian Association of Shopping Centers (Associação Brasileira de Shopping Centers S.A.), of which he is presently a member of the advisory board. Mr. Jereissati has been a member of the Brazil Volunteer Association (IBRAVO – Associação Brasil Voluntário) since 1995 and the International Council of Shopping Centers (ICSC) since 1994. He was a member of the Brazilian Economic and Social Development Council (Conselho de Desenvolvimento Econômico e Social) from 2002 until 2006. In 2007, Mr. Jereissati was named a “Young Global Leader” by the World Economic Forum. Mr. Jereissati holds a bachelor’s in business administration from FGV in São Paulo, and has completed many courses and seminars abroad, including Management for Success at the University of Michigan Business School, the Spring Convention of the International Council of Shopping Centers, and Real Estate Finance and Investment from Euromoney Training. Mr. Jereissati is the son of our alternate director Carlos Francisco Ribeiro Jereissati, brother of our director Pedro Jereissati and our alternate director Erika Jereissati Zullo and cousin of our director Alexandre Jereissati Legey.

Carlos Francisco Ribeiro Jereissati. Mr. Jereissati has served as an alternate member of our board of directors since April 2012 as a nominee of L.F. Tel and was an alternate member of the board of directors of TNL from April 2007 until February 2012, having previously served as a member of TNL’s board of directors from August 1998 to April 2007, including as chairman from August 1998 to August 2000, from November 2002 to October 2003, and from November 2005 to April 2007. He has also served as a member of the board of directors of TmarPart since 1999, L.F. Tel since April 1999, and chairman of the board of directors of L.F. Tel since July 1999. He has been the chief executive officer of Jereissati Telecom S.A. since April 1984. Since 1970, Mr. Jereissati has served as the chief executive officer of Jereissati Participações S.A., a holding company that controls several companies, including Iguatemi Empresa de Shopping Centers S.A. and Jereissati Telecom S.A. He also served as a member of the board of directors of the BM&FBOVESPA, vice-chairman of the board of directors of Companhia Vidraria Santa Marina (a member of the Saint Gobain Group), president of the executive council of the Brazilian Association of Shopping Centers (Associação Brasileira de Shopping Centers) and member of the consultant council of the São Paulo State Union of Real Estate Companies. Mr. Jereissati holds a bachelor’s degree in economics from Mackenzie University of São Paulo. Mr. Jereissati is the father of our director Pedro Jereissati and our alternate directors Carlos Jereissati and Erika Jereissati Zullo and uncle of our director Alexandre Jereissati Legey.

Cristina Anne Betts. Ms. Betts has served as an alternate member of our board of directors since April 2012 as a nominee of L.F. Tel. She has been vice-president of finance at Iguatemi Empresa de Shopping Centers S.A. since April 2008. She was a member of the board of directors of Contax Participações S.A. from 2009 until 2012. Previously, she worked at Tam Linhas Aéreas S.A., where she was director of the strategic planning and controlling departments and investor relations officer from 2004 until 2008; Bain & Company from 1999 until 2004; Banco Credit Suisse First Boston Garantia from 1995 until 1999; and PriceWaterhouse from 1992 until 1995. Ms. Betts holds a bachelor’s degree in business administration from Fundação Getúlio Vargas and an MBA from INSEAD in France.

Erika Jereissati Zullo. Ms. Zullo has served as an alternate member of our board of directors since April 2012 as a nominee of L.F. Tel. She is vice-president for retail at Iguatemi Empresas de Shoppings Centers, where she has worked since 1989. She has been an associate of the ICSC – International Council of Shoppings Centers since 1994, an associate of the Luxury Marketing Council since June 1996 and an alternate member of the board of directors of Abrasce –Associação Brasileira de Shopping Center S.A. since June 1996. She holds a bachelor’s degree in business administration from Universidade Makenzie and a post-graduate degree in communication and marketing from ESPM in 1995. Ms. Zullo is the daughter of our alternate director Carlos Francisco Ribeiro Jereissati, sister of our director Pedro Jereissati and our alternate director Carlos Jereissati and cousin of our director Alexandre Jereissati Legey.

Laura Bedeschi Rego de Mattos. Mrs. Mattos has served as an alternate member of our board of directors since April 2012 as a nominee of BNDESPar and was an alternate member of the board of directors of TNL from April 2011 until February 2012. She has ten years of experience structuring debt and equity transactions at various institutions in the financial sector (BNDESPar, BNDES and FINEP). Since March 2002, Mrs. Mattos has worked at BNDES, where she has chaired the department that manages equity investments at BNDESPar since December 2010. In this role, Mrs. Mattos is responsible for leading the team that manages BNDESPar’s equity positions in the logistics, mining, steel, pulp and paper, telecommunications, capital goods, information technology and pharmaceutical industries. She also has experience structuring debt and infrastructure project finance transactions. From May 2005 to December 2010, Mrs. Mattos served as manager and chair of the capital markets investment department, where she was responsible for BNDESPar’s equity investments in new companies for the portfolio. Since December 2010, she has served as an alternate member of the board of directors of Valepar S.A., the controlling company of Vale S.A. Since April 2011, she has served as an alternate member of the Board of Directors of América Latina Logística S/A. Since December 2011, she has served as an alternate member of the Board of Directors of Fibria Celulose S/A. Mrs. Mattos holds a bachelor’s degree in chemical engineering from Universidade Federal do Rio de Janeiro, a post-graduate degree in finance from IBMEC – Instituto Brasileiro de Mercados de Capitais – Rio de Janeiro and a master’s degree in energy planning from Instituto Alberto Luiz Coimbra de Pós-graduação e Pesquisa de Engenharia (COPPE) at Universidade Federal do Rio de Janeiro.

Luciana Freitas Rodrigues. Ms. Rodrigues has served as an alternate member of our board of directors since April 2012 as a nominee of PREVI. She is core manager at PREVI, where she has worked since 2000. She has been a member of the board of directors of Valepar S.A., the holding company that controls Vale S.A., since April 2011. Previously, she was a member of the board of directors of Termopernambuco S.A. from April 2003 until April 2011; COSERN - Companhia Energética do Rio Grande do Norte from April 2003 until April 2011; ITAPEBI Geração de Energia S.A. from April 2003 until April 2011; and Neoenergia from April 2003 until April 2011. Ms. Rodrigues holds bachelor’s degrees in statistics from Universidade do Estado do Rio de Janeiro (UERJ) and actuarial sciences from Universidade Estácio de Sá, an MBA in finance from IBMEC, an MBA in corporate governance from Fundação Getúlio Vargas and an MBA in complementary social security from IDEAS.

Armando Ramos Tripodi. Mr. Tripodi has served as an alternate member of our board of directors since April 2012 as a nominee of PETROS. He has been head of the president’s cabinet of Petrobras since May 2006. Mr. Tripodi has worked at Petrobras since September 1978, where he held the following positions: electrical foreman, from September 1978 to December 1982; assistant technician of production scheduling, from January 1983 to September 1993; technician of production scheduling, from October 1993 to April 1997; technician of operations from May 1997 to December 2002; and advisor to the president, from January 2003 to April 2005. He has also served as a member of the board of directors of Fundação PETROS since January 2003. Mr. Tripodi holds a bachelor’s degree in electrotechnology from Escola Técnica Superior da Bahia. He has also studied juridical sciences at Universidade Unigranrio and business management at ISE – Instituto Superior de Empresa, Universidade de Navarra - Barcelona-Madrid and INSEAD – France.

Alcinei Cardoso Rodrigues. Mr. Rodrigues has served as an alternate member of our board of directors since April 2012 as a nominee of FUNCEF and was an alternate member of the board of directors of TNL from April 2011 until February 2012. Previously, Mr. Rodrigues worked at Petros – Fundação Petrobras de Seguridade Social from June 2003 until November 2011, as executive manager of real estate holdings and executive manager of planning. Mr. Rodrigues served as a member of the board of directors of Investimento em Infraestrutura S.A (Invepar) from May 2010 until April 2011 and a member of the board of directors of Lupatech S.A. from May 2009 until April 2011. He holds a bachelor’s degree in economic sciences from Pontifícia Universidade Católica de Sāo Paulo (PUC-SP), a master’s degree in economics from PUC-SP and a post-graduate degree in complementary social security from Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ).

Antonio Cardoso dos Santos. Mr. Cardoso has served as an alternate member of our board of directors since April 2012 as the nominee of our preferred shareholders and was an alternate member of TNL’s board of directors from April 2011 until February 2012. He is an alternate member of the board of directors of Telemar. He previously served as a member of board of directors as a nominee of our preferred shareholders since March 2008. He was a member of the board of directors of Telemig Celular S.A. from 2004 until 2007, a member of the board of directors of Amazônia Celular from 2004 to 2007, a member of the board of directors of Telecomunicações do Pará S.A. from 2001 until 2002 and a member of the board of directors of Telecomunicações de Santa Catarina S.A. during 1999. Mr. Cardoso has also served as a member of the fiscal council of Telecomunicações do Piauí S.A. from 2001 until 2002 and CRT from 1999 until 2000. Mr. Cardoso received a bachelor’s degree in business administration from São Paulo Superior School of Business Administration and holds a Latu Sensu Graduate degree in Business Management from Associação de Ensino Unificado do Distrito Federal (AEUDF).

Executive Officers

Our board of executive officers is our executive management body. Our executive officers are our legal representatives and are responsible for our internal organization and day-to-day operations and the implementation of the general policies and guidelines established from time to time by our board of directors.

Our by-laws require that the board of executive officers consist of between two and ten members, including a chief executive officer and a chief financial officer. Each officer is responsible for business areas that our board of directors assigns to them. The members of our board of executive officers, other than our chief executive officer and our chief financial officer, have no formal titles (other than the title of executive officer or “Diretor”).

The members of our board of executive officers are elected by our board of directors for three-year terms and are eligible for reelection. The current term of all of our executive officers ends on the date of our first board of directors’ meeting following our annual shareholders’ meeting in 2015. Our board of directors may remove any executive officer from office at any time with or without cause. According to the Brazilian Corporation Law, executive officers must be residents of Brazil but need not be shareholders of our company. Our board of executive officers holds meetings when called by our chief executive officer or any two other members of our board of executive officers.

The following table sets forth certain information with respect to the current members of our board of executive officers.

Name	Position	Date Elected/ Appointed	Age

Francisco Tosta Valim Filho	Chief Executive Officer	August 2011	48
Alex Waldemar Zornig	Chief Financial Officer	January 2009	53
Francis James Leahy Meaney	Executive Officer	February 2011	47
Tarso Rebello Dias	Executive Officer	May 2011	40
Pedro dos Santos Ripper	Executive Officer	April 2012	39
Júlio Cesar Fonseca	Executive Officer	April 2012	51
Eurico De Jesus Teles Neto	Executive Officer	April 2012	55
João de Deus Pinheiro de Macêdo	Executive Officer	April 2012	64
Bayard de Paoli Gontijo	Executive Officer	April 2012	40

Summarized below is information regarding the business experience, areas of expertise and principal outside business interests of our current executive officers.

Francisco Tosta Valim Filho. Mr. Valim has served as our chief executive officer since August 1, 2011. He also served as the chief executive officer of TNL and Telemar from August 1, 2011 through February 2012. From January 2008 to July 2011, Mr. Valim was the chief executive officer of Serasa Experian and chief operating officer of Experian for Latin America, Europe and the Middle East. Prior to working at Experian, he served as chief executive officer of NET Serviços de Comunicação S.A. from February 2003 to January 2008, chief financial officer of TNL PCS from January 2002 to February 2003; and vice-president and chief financial officer of RBS Participações S.A. from September 1989 to December 2001. Mr. Valim holds an MBA degree in business administration from Marshal School of Business – University of Southern California.

Alex Waldemar Zornig. Mr. Zornig has served as our chief financial officer and investor relations officer since January 2009. Mr. Zornig served as the chief financial officer and investor relations officer of TNL and Telemar from November 2008 through February 2012. He began his career at PriceWaterhouse where he worked for 14 years (including three years in London) and last served in the capacity of an officer. He served as chief financial officer – head of corporate administrative services at BankBoston, where he worked for 13 years (including two years in Boston). He served as an officer at Banco Itaú from May 1993 to August 2007. Prior to joining our company, Mr. Zornig was an executive vice president at Banco Safra, where he was in charge of all support areas of the bank from September 2007 to November 2008. Mr. Zornig holds a bachelor’s degree in accounting from the Universidade de São Paulo, an MBA from FGV and a post-graduate degree from the London Business School.

Francis James Leahy Meaney. Mr. Meaney has served one of our executive officers since February 2011 and served as a one of directors from April 2011 to April 2012. He also served as an executive officer at TNL from February 2011 through February 2012. Mr. Meaney founded Contax and served as its chief executive officer from its incorporation in 2000 until 2010. He has served in several organizations of the contact center industry, including as vice president of the Brazilian Association of Contact Center Companies – ABT from November 2005 until January 2011. Previously he served as the vice-president of Global Crossing Latin America, in Miami, from 1999 to 2000, managing director of Conectel, the largest paging company in Brazil from 1997 to 1999, and administrative consultant for several customer service companies in Latin America from 1990 to 1997. He started his career at Credit Suisse First Boston in New York, where he has worked from 1986 to 1988. Mr. Meaney has a bachelor’s degree in economics from Notre Dame University and a master’s in Business Administration from Harvard Business School. He also completed the Advanced Management Program at INSEAD.

Tarso Rebello Dias. Mr. Rebello Dias has served as one of our executive officers since May 2011. From February 2004 through February 2012, Mr. Rebelo Dias was treasury director of TNL, where he previously served as manager of financial operations from February 2000 to February 2004. From January 1998 to February 2000, he was coordinator of financial operations at Globo Comunicações e Participações (GLOBOPAR). From March 1995 to January 1998, Mr. Rebelo Dias was a financial analyst of commodities derivatives at Companhia Vale do Rio Doce in Rio de Janeiro. He holds a degree in economic sciences from Universidade Federal do Rio de Janeiro and an MBA from Fundação Dom Cabral/Telemar—Brasil.

Pedro dos Santos Ripper. Mr. Ripper has served as one of our executive officers since April 2012. In 2008, he became responsible for the management of Corporate Strategy and New Business at Oi, and in 2009 he began to work with the Company’s Board of Technology and Information, which is responsible for the Company’s corporate strategy development and involves Cable TV services, content distribution, internet and means of mobile payment. Previously, he served as general director at IP Promon, where he eventually became CEO. He has also worked in Europe as a director of Diamond Cluster, a consulting firm specializing in telecommunications, and as an entrepreneur in the United States, where he co-founded a software company. He returned to Brazil in 2000, and in 2002 he assumed the position of sales representative at Cisco, where, in 2003, he became leader of the Telecommunications Strategy segment for South America. In 2006 he became CEO of Cisco in Brazil. Mr. Ripper holds a degree in Computer Engineering from PUC-RJ and a master’s degree by PUC-RJ. Additionally, he completed the Advanced Management Program at Harvard Business School.

Júlio Cesar Fonseca. Mr. Fonseca has served one of our executive officers since April 2012, and previously served as a member of our board of directors from July 2011 to April 2012 and as an alternate member of our board of directors from April 2011 to July 2011. He has also served as People Management Director at Oi since December 2009. He was an executive officer of TNL from August 2010 through February 2012. He has 28 years of experience working in the human resources areas of large Brazilian and multinational companies, directly managing people and teams, with broad expertise in change management processes, especially in the context of mergers, acquisitions, privatizations and professionalizing family-run companies. He served as human resources manager at Ferrovia Centro Atlântica S.A., from April 1997 to December 1999, and at Companhia de Materiais Sulforosos Matsulfur S.A., from May 1995 until April 1997. Mr. Fonseca holds a bachelor’s degree in Psychology from PUC-MG, an Executive MBA from the Dom Cabral Foundation in Minas Gerais, and completed the Advanced Management Program in Corporate Management from INSEAD, France.

Eurico de Jesus Teles Neto. Mr. Neto served as member of our board of directors from 2009 to 2011 and as an alternate member of our board of directors until April 2012. Since April 2012, he has served as one of our executive officers. He previously served as member of the board of directors of Coari from 2009 until February 2012 and has been a member of the board of directors of Telemar Norte Leste since 2009. He was the legal officer of TNL from April 2007 through February 2012 and the legal manager of Telemar from April 2005 until April 2007. He previously served as manager of the real estate division at Telebahia, where he went on to hold the position of legal consultant in 1990. Mr. Neto holds a bachelor’s degree in legal sciences and law from Universidade Católica de Salvador and holds a master’s degree in Employment Law from Universidade Estácio de Sá.

João de Deus Pinheiro de Macêdo. Mr. Macêdo has served one of our executive officers since April 2012, and previously served as the vice chairman of our board of directors from February 2009 to April 2012 and was the planning officer of TNL prior to the corporate reorganization in February 2012. Mr. Macêdo served as business officer of Telemar Matriz from August 1998 to April 2000, and from May 2000 to September 2001 he served as individual client officer at the Rio de Janeiro branch. From 1985 to 1998, he served as the operations officer at Telecomunicações da Bahia S.A., or Telebahia, and was responsible for customer service, sales, operations and plant maintenance. In 1971, he started his career at Telebahia as supervisor of implementation and maintenance. At Telebahia, he managed the equipment division, the department of capital operations and the department of marketing and services. Mr. Macêdo holds a bachelor’s degree in electric and electronic engineering from Universidade Federal da Bahia (UFBA). He attended a course in Transmission Systems (NEC Corp. and OKI Electric Industry Co., Ltd. – Japan), Digital Switching (Nippon Telegraph & Telephone Corp. – Japan) and Quality Management (Japan).

Bayard de Paoli Gontijo. Mr. Gontijo has served as one of our executive officers since April 2012. Mr. Gontijo started working at Oi as Treasury Manager in 2003 and currently holds the position of Director of Treasury and Investor Relations. Mr. Bayard has over 19 years experience in the financial market and, since 1993, works with large companies and banks such as Banco Bamerindus do Brasil S.A, HSBC Bank Brasil S.A., and NET Serviços de Comunicações S.A. Mr. Gontijo holds a degree in Business Administration and holds an MBA from Coppead / UFRJ.

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

The following table sets forth certain information with respect to the current members of our fiscal council and their alternates.

Name	Position	Member Since	Age
Allan Kardec de Melo Ferreira	Chairman	February 2009	64
Dênis Kleber Gomide Leite	Alternate	February 2009	64
Sidnei Nunes	Member	April 2011	51
Aparecido Carlos Correia Galdino	Alternate	April 2011	59
Éder Carvalho Magalhães	Member	February 2009	50
Sergio Bernstein	Alternate	February 2009	73
Marcos Duarte dos Santos (1)	Member	April 2010	42
Carlos Eduardo Parente de Oliveira Alves (1)	Alternate	April 2010	33
Leopoldo Henrique Krieger Schneider(2)	Member	April 2011	68
Eduardo da Gama Godoy (2)	Alternate	April 2011	48

(1)	Elected by the common shareholders.
(2)	Elected by the preferred shareholders.

We summarize below the business experience, areas of expertise and principal outside business interests of the current members of our fiscal council and their alternates.

Fiscal Council Members

Allan Kardec de Melo Ferreira. Mr. Ferreira has served as chairman of our fiscal council since February 2009. He has also served as an alternate member of the fiscal council of TmarPart since April 2006 and a member of the fiscal council of TNL from April 2002 through February 2012. From 1971 to 1993, he was an in-house counsel with Construtora Andrade Gutierrez. His current activities include management consultancy services to a number of companies in the civil, commercial and tax areas, participation in corporate restructuring processes (mergers, spin-offs, disposals, sale of assets) of the telecommunications companies of the Andrade Gutierrez Group and in several bidding processes conducted by the Minas Gerais Roads Department (Departamento de Estrada de Rodagem de Minas Gerais), the Belo Horizonte Traffic Department (Empresa de Transporte e Trânsito de Belo Horizonte), the Ministry of Communications, the National Road Department (Departamento Nacional de Estradas de Rodagem) and ANATEL. He holds a degree in law from Pontifícia Universidade Católica de Minas Gerais, in addition to having participated in several extension courses in foreign trade, in particular export services, at Fundação Centro de Comércio Exterior, FDC, Foreign Trade Ministry, and Construtora Andrade Gutierrez.

Sidnei Nunes. Mr. Nunes has served as a member of our fiscal council since April 2011, has served as an alternate member of the fiscal council of TNL from April 2007 through February 2012, an alternate member of the fiscal council of TmarPart since April 2008 and an alternate member of the fiscal council of Telemar from April 2007 through February 2012. He served as an alternate member of our fiscal council from February 2009 to April 2011. He has been managing officer of Jereissati Participações S.A. since April 2008, chief financial officer of Jereissati Telecom S.A. since April 2008 and managing officer of L.F. Tel since April 2006. Mr. Nunes has served as a member of the boards of directors of Iguatemi Empresa de Shopping Centers S.A. since April 2006, L.F. Tel since April 2006, and Grande Moinho Cearense S.A. since April 2005. Mr. Nunes is a financial officer and controller of several companies of the Jereissati Group since September 1995. Mr. Nunes holds bachelor’s degrees in business administration and accounting from the Faculdade de Administração Paulo Eiró and an MBA from the University of São Paulo.

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

Marcos Duarte dos Santos. Mr. Duarte has served as a member of our fiscal council as a nominee of our preferred shareholders since April 2010. He served as a member of the fiscal council of Telemar from April 2007 through February 2012. Mr. Duarte was a vice president and fixed income trader at CSFB – Garantia from 1997 to 1998, a vice president for Bankers Trust Company in New York from 1996 to 1997, and a vice president for Bankers Trust Company in Rio de Janeiro from 1994 to 1996. He served as a member of the fiscal councils of Tele Norte Celular S.A., Tele Ceará S.A. and Tele Espírito Santo S.A. from 2001 to 2002. He holds a bachelor’s degree in production engineering from the Universidade Federal do Rio de Janeiro.

Alternate Fiscal Council Members

Denis Kleber Gomide Leite. Mr. Leite has served as an alternate member of our fiscal council since February 2009, and he has served as a member of the fiscal council of TmarPart since April 2006, an alternate member of the fiscal council of TNL from April 2002 through February 2012 and an alternate member of the fiscal council of Telemar from April 2009 through February 2012. Mr. Leite served as a member of the board on economic matters for the commercial trade association of the State of Minas Gerais (Conselho de v.c. Assuntos Econômicos da Associação Comercial de Minas Gerais) from October 1993 up to December 1998; the infrastructure board of the National Industry Confederation in Brazil (Conselho de Infraestrutura da CNI — Confederação Nacional da Indústria) from October 1993 up to December 1998; the commission for technical and political matters of TELEXPO from October 1993 up to December 1998; and the São Paulo Chamber of Telecommunications and Information Technology Chamber (Câmara Paulista de Telecomunicações e Informática) from October 1993 up to

December 1998. He has professional experience in commercial, general, financial and human resources administration, and he has held senior management positions in the following companies: Cia. de Tecnologia da Informação do Estado de Minas Gerais; Sociedade Mineira de Engenheiros; Fertilizantes Fosfatados — Fosfértil — Grupo Petrobrás Fertilizantes; Federação das Indústrias de Minas Gerais; and Instituto Horizontes e Instituto Brasileiro para o Desenvolvimento das Telecomunicações. Mr. Leite holds a degree in law from the Universidade Federal de Minas Gerais, a degree in business administration from the União de Negócios e Administração and a master’s degree in financial administration from the FGV.

Aparecido Carlos Correia Galdino. Mr. Galdino has served as an alternate member of our fiscal council since April 2011, and he has served as a member of the fiscal council of TmarPart since April 2008 and an alternate member of the fiscal council of TNL from April 2009 through February 2012. He previously served as a member of our fiscal council from February 2009 to April 2011. He joined the Jereissati Group in 1971 and has been managing officer and investor relations officer of Jereissati Participações S.A. since April 1990. He has served as the chief financial officer of La Fonte Participações S.A. since April 1990, and has been a member of the board of directors of L.F. Tel S.A. since February 2008, Iguatemi Empresa de Shopping Centers S.A. since July 2008 and Jereissati Telecom S.A. since April 1991. He has served as a member of the fiscal council of Contax Participações S.A. since April 2008, as a member of the fiscal council of Tele Norte Celular Participações S.A. from May 2008 to present and as a member of the fiscal council of Amazônia Celular S.A. from May 2008 to March 2009. Mr. Galdino holds a bachelor’s degree in business administration from Faculdades Integradas Princesa Isabel.

Sérgio Bernstein. Mr. Bernstein currently serves as an alternate member of our fiscal council. He has also served as a member of the fiscal council of TNL from April 2007 through February 2012 and a member of the fiscal council of Telemar from April 2008 through February 2012. He has served as an alternate member of the board of directors and vice president of Jereissati Participações S.A. from 1990 to 2007. Mr. Bernstein is a civil engineer and has extensive experience serving as an officer of Brazilian companies. Mr. Bernstein started his career as a trainee in finance at General Electric S.A. in Brazil in 1961 where he held several managerial positions and was elected vice president of finance in 1984. Mr. Bernstein holds a bachelor’s degree in civil engineering from the National School of Engineering in Rio de Janeiro.

Eduardo Da Gama Godoy. Mr. Godoy has served as an alternate member of our fiscal council since April 2011. He has been a partner at HB Audit – Auditores Independentes S/S since January 1994 and an accountant and officer of Godoy Empresarial Serviços Contábeis since November 1993. Mr. Godoy has served as a member of the fiscal council of: Padtec S.A. since August 2007; Ideiasnet S.A. since April 2005; Officer Distribuidora S.A. since July 2005; and Instituto Cultural Brasileiro Norte Americano since December 2008. He has also been an alternate member of the fiscal council of Weg S.A. since April 2010 and Tegma Gestão Logística S.A. since April 2011. Mr. Godoy served as a member of the fiscal council of Marisol S.A. from April 2004 to March 2010 and Trafo Componentes Elétricos S.A. from April 2007 to December 2009. Mr. Godoy holds a bachelor’s degree in accounting science and business administration from Faculdade Porto Alegrense.

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

The aggregate compensation paid by us to all members of our board of directors, board of executive officers and our fiscal council for services in all capacities was R$4.9 million in 2011, including share-based remuneration of

R$1.4 million. This amount includes pension, retirement or similar benefits for our officers and directors. The aggregate compensation of the members of our board of directors, our executive officers and the members of our fiscal council for 2012 will be established by our shareholders acting at our annual shareholders’ meeting on April 30, 2012.

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

Our Human Resources and Compensation Committee, or the Compensation Committee, is an advisory committee to our board of directors. It meets quarterly but may hold additional meeting if necessary. According to its charter, the Compensation Committee is responsible for: (1) reviewing, recommending and monitoring talent and human resources training and management strategies; (2) assisting our board of directors with large-scale changes to our organizational structure at the first and second organizational levels below the Chief Financial Officer; (3) analyzing our global compensation strategy, including fixed and variable compensation and benefits and stock options programs, and recommending bonus guidelines; (4) preparing an assessment of the Chief Financial Officer and reviewing the evaluations of our senior executives for submission to our board of directors; and (5) reviewing and recommending an employee performance evaluation system, among other things.

The Compensation Committee is composed of three to eight members, including members of our board of directors, who are elected by our board of directors. The current membership of the Compensation Committee includes members of our board of directors (José Mauro Mettrau Carneiro da Cunha, Armando Galhardo Nunes Guerra Junior and Shakhaf Wine), alternate members of our board of directors (Carlos Jereissati, Laura Bedeschi Rego de Mattos, and Alcinei Cardoso Rodrigues), and other individuals (Fábio de Oliveira Moser and Mônica Ferreira Dias). All of the members of the Compensation Committee have been elected to terms that expire at the annual general shareholders’ meeting to be held in 2013.

Share Ownership

As of April 25, 2012, the number of our common and preferred shares held by the members of our board of directors and board of executive officers, supervisory or management bodies, including outstanding stock options, do not exceed 1% of either class of our outstanding shares.

Stock Option Plan

On April 28, 2000, our shareholders approved a stock option plan for officers and employees of our company and our subsidiaries. This plan has expired and each of the options outstanding under this plan expired on December 31, 2011 and were cancelled. For more information on our stock option plans, see note 27(c) to our consolidated financial statements.

Employees

As of December 31, 2011, we had a total of 20,113 employees. All of our employees are employed on a full-time basis, divided into the following functions: network operations, sales and marketing, information technology, call center operations, support areas and authorized agents.

The table below sets forth a breakdown of our employees by main category of activity and geographic location as of the dates indicated:

	As of December 31,
	2011	2010	2009
Number of employees by category of activity:
Plant operation, maintenance, expansion and modernization	1,806	1,467	1,503
Sales and marketing	820	818	899
Call center operations	15,405	14,500	15,752
Support areas	1,998	1,177	1,098
Authorized agents	84	96	130

Total	20,113	18,058	19,382

Number of employees by geographic location:
Goiás	7,476	8,005	8,575
Paraná	3,443	4,223	4,688
Federal District	613	560	744
Santa Catarina	367	916	1,329
Mato Gross do Sul	3,294	2,285	2,024
Rio Grande do Sul	526	443	476
São Paulo	954	578	526
Mato Grosso	232	126	155
Rondônia	104	73	93
Maranhão	190	1	—
Roraima	5	—	—
Pará	180	11	1
Tocantins	234	33	35
Alagoas	16	2	—
Amazonas	43	3	0
Paraiba	11	—	—
Pernambuco	24	1	0
Piauí	39	1	0
Rio Grande do Norte	9	1	0
Acre	34	20	24
Rio de Janeiro	1,835	634	647
Minas Gerais	150	49	23
Ceará	57	14	1
Amapá	1	—	—
Bahia	179	18	—
Sergipe	10	3	—
Espírito Santo	18	6	—
United States, Bermuda, Venezuela and Colombia	69	52	41

Total	20,113	18,058	19,382

Our workforce has expanded significantly as a result of the completion of the corporate reorganization on February 27, 2012. As of December 31, 2011, TNL and its consolidated subsidiaries had a total of 30,804 employees.

We negotiate separate collective bargaining agreements with the local unions in each of the states in Regions I, II and Region III for our company and each of our subsidiaries operating in such states. New collective bargaining agreements with these unions are negotiated every year. We maintain good relations with each of the unions representing our employees. As of December 31, 2011, approximately 20.1% of the employees of our company and TNL’s other subsidiaries were members of state labor unions associated either with the National Federation of Telecommunications Workers (Federação Nacional dos Trabalhadores em Telecomunicações), or Fenattel, or with the Interstate Federation of Telecommunications Workers (Federação Interestadual dos Trabalhadores em Telecomunicações), or Fittel. None of our company or TNL’s other subsidiaries has ever experienced a strike that had a material effect on our operations.

Employee Benefits

Pension Benefit Plans

Fundação Sistel (PBS-A Plan)

Sistel is a not-for-profit private pension fund created by Telebrás in November 1977 to supplement the benefits provided by the federal government to employees of the former Telebrás System. Since the privatization of Telebrás, the Sistel Benefits Plan (Plano de Benefícios da Sistel – Assistidos), or PBS-A plan, a defined benefit plan, has been sponsored by the fixed-line telecommunications companies that resulted from the privatization of Telebrás, including our company and TNL. The PBS-A plan is self-funded and has been closed to new members since January 2000. Contributions to the PBS-A plan are contingent on the determination of an accumulated deficit and we are jointly and severally liable, along with other fixed-line telecommunications companies, for 100% of any insufficiency in payments owed to members of the PBS-A plan. As of December 31, 2011, the PBS-A plan had a surplus of R$2 million and we were not required to make contributions to the PBS-A plan in 2011, 2010 or 2009.

Fundação Sistel (PBS-TNCP Plan)

Since the privatization of Telebrás, Tele Norte Celular Participações S.A., or TNCP, a subsidiary of TNL, has sponsored the Sistel Benefits Plan – TNCP (Plano de Benefícios da Sistel – TNCP), or PBS-TNCP plan. The PBS-TNCP plan has been closed to new members since April 2004. Contributions to the PBS-TNCP plan are contingent on the determination of an accumulated deficit. As a result of the corporate reorganization and TNL’s earlier acquisition of control of TNCP, we are liable for 100% of any insufficiency in payments owed to members of the PBS-TNCP plan. As of December 31, 2011, the PBS-TNCP plan had a surplus of R$18 million and TNL made contributions to the PBS-TNCP plan of less than R$1 million in 2011, 2010 and 2009.

Fundação Sistel (CELPREV Plan)

In March 2004, Amazônia Celular S.A., or Amazônia, a subsidiary of TNCP, began sponsoring the CelPrev Amazônia, or CELPREV, plan, a defined contribution plan managed by Sistel. The CELPREV plan was offered to employees of Amazônia who did not participate in the PBS-TNCP plan, as well as to its new employees. Participants in the PBS-TNCP plan were encouraged to migrate to the CELPREV plan. Approximately 27.3% of Amazônia’s active employees that were participants in the PBS-TNCP plan migrated to the CELPREV plan. As of December 31, 2011, the CELPREV plan had a surplus of approximately R$1 million and TNL was not required to make contributions to the CELPREV plan in 2011, 2010 or 2009.

Fundação Sistel (PAMA Plan and PCE Plan)

Since the privatization of Telebrás, the Medical Assistance Plan to the Retired (Plano de Assistência Médica ao Aposentado), or PAMA, a health-care plan managed by Sistel, has been sponsored by the fixed-line telecommunications companies that resulted from the privatization of Telebrás, including our company, TNL and TNCP. The PAMA plan is defined contribution plan and has been closed to new members since February 2000, other than employees that are covered by the PBS-A plan who have not yet elected to join the PAMA plan.

In December 2003, we and the other telecommunications companies that resulted from the privatization of Telebrás began sponsoring the PCE –Special Coverage Plan, or the PCE plan, a defined contribution plan health-care plan managed by Sistel. The PCE plan is open to employees that are covered by the PBS-A plan who have not yet elected to join the PAMA plan. From March to July 2004, December 2005 to April 2006 and June to November 2008, we and TNL offered incentives to our employees to migrate from the PAMA plan to the PCE plan. As of December 31, 2011, the PAMA plan was in actuarial balance and we and TNL were required to make contributions to the PAMA plan of less than R$1 million in each of 2011, 2010 and 2009.

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

The TCSPREV plan offers three categories of benefits to its members: (1) risk benefits, which are funded according to the defined benefit method; (2) programmable benefits, which are funded according to the defined contribution method; and (3) proportional paid benefits, applicable to those employees who migrated to a defined contribution method with their rights reserved as contributors to the defined benefit system. This plan was closed to new participants in March 2003; however, we resumed offering programmable benefits under this plan to new employees beginning in March 2005. We are liable for any deficits incurred by the TCSPREV plan according to the existing proportion of the contributions we make to this plan. As of December 31, 2011, the TCSPREV plan had a surplus of R$2,000 million and we were not required to make contributions to the TCSPREV plan in 2011, 2010 or 2009.

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

The BrTPREV plan offers three categories of benefits to its members: (1) risk benefits, which are funded according to the defined benefit method; (2) programmable benefits, which are funded according to the defined contribution method; (3) proportional paid benefits, applicable to those employees who migrated to a defined contribution method with their rights reserved as contributors to the defined benefit system. We are liable for any deficits incurred by the Fundador/Alternativo plan or the BrTPREV plan according to the existing proportion of the contributions we make to this plan. As of December 31, 2011, the Fundador/Alternativo plan had a deficit of R$26 million and the BrTPREV plan had a deficit of R$592 million, which is being amortized through 2022. Since February 2003, Oi has been making additional monthly contributions to the Fundador/Alternativo plan and the BrTPREV plan to reduce these deficits. During 2010 and 2011, we contributed R$99 million and R$91 million, respectively, to the BrTPREV plan and the Fundador/Alternativo plan to reduce these deficits.

Fundação Atlântico de Seguridade Social (PBS Telemar Plan)

In September 2000, Telemar began sponsoring the PBS-Telemar plan, a private defined benefit plan offered to Telemar’s employees. In February 2005, FASS, a private not-for-profit pension fund created by TNL in 2004 to manage the PBS Telemar plan and the TelemarPrev plan, began managing the PBS Telemar plan. As a result of the corporate reorganization, we have assumed Telemar’s obligations under the PBS-Telemar plan.

The PBS-Telemar plan has the same characteristics as the PBS-A plan. The PBS-Telemar plan was closed to new participants in September 2000. We are responsible for any deficits incurred by the PBS-Telemar plan according to the existing proportion of the contributions we make to this plan. As of December 31, 2011, the PBS-Telemar plan had a surplus of R$49 million and TNL was not required to make contributions to the PBS-Telemar plan in 2011, 2010 and 2009.

Fundação Atlântico de Seguridade Social (TelemarPrev Plan)

In September 2000, Telemar began sponsoring the TelemarPrev plan, a private defined contribution pension plan and settled benefit plan offered to Telemar’s employees that participated in the PBS-Telemar plan and new employees who were employed by Telemar after the privatization of the Telebrás System. Approximately 96% of Telemar’s active employees that were participants in the PBS-Telemar plan migrated to the TelemarPrev plan. In February 2005, FASS began managing the TelemarPrev plan. As a result of the corporate reorganization, we have assumed Telemar’s obligations under the TelemarPrev plan.

The TelemarPrev plan offers two categories of benefits to its members: (1) risk benefits, which are funded according to the defined benefit method; and (2) programmable benefits, which are funded according to the defined contribution method. We are liable for any deficits incurred by the TelemarPrev plan according to the existing proportion of the contributions we make to this plan. As of December 31, 2011, the TelemarPrev plan was in actuarial balance and TNL was not required to make contributions to the TelemarPrev plan in 2011, 2010 or 2009.

PAMEC-BrT Plan

We also provide health care benefit for some retirees and pensioners that are members of the TCSPREV plan under the PAMEC-BrT plan, a defined benefit plan. The contributions for the PAMEC-BrT plan were fully paid in July 1998, through a single payment. In November 2007, the assets and liabilities of PAMEC-BrT were transferred from Fundação 14 to us and we began managing the plan. As a result of the transfer, we do not recognize assets to cover current expenses and we fully recognize the actuarial obligations as liabilities. As of December 31, 2011, the PAMEC-BrT plan had a deficit of R$3 million and we were not required to make contributions to the PAMEC-BrT plan in 2011, 2010 or 2009.

For more information on our pension benefit plans, see note 26 to our consolidated financial statements.

Medical, Dental and Employee Assistance Benefits

We provide our employees with medical and dental assistance, pharmacy and prescription drug assistance, group life insurance and meal, food and transportation assistance. We and our employees cover the costs of these benefits on a shared basis. In 2011, we contributed R$16 million to the medical and dental assistance and medicine plans, R$22 million for the Worker’s Food Program (Programa de Alimentação do Trabalhador), or PAT, and R$6 million to the other benefits programs, and on a consolidated basis TNL contributed R$33 million to the medical and dental assistance and medicine plans, R$62 million for the PAT, and R$35 million to its other benefits programs.

Profit Sharing Plans

Our collective bargaining agreements with several labor unions require us to pay bonuses to employees who reach certain operational targets. As of December 31, 2011, we had provisioned R$21 million to be distributed in bonuses with respect to 2011.

In 1999, TNL implemented a profit sharing plan as an incentive for employees to pursue its goals and to align employees’ interests with those of its shareholders. Profit sharing occurs if economic value-added targets and other targets defined annually by TNL’s board of directors are achieved. As of December 31, 2011, TNL on a consolidated basis had provisioned R$30 million to be distributed under its profit sharing plan with respect to 2011.

Education and Training

We contribute to the professional qualification of our employees by offering training for the development of organizational and technical skills. Approximately 85,000 hours of training were offered by Oi in 2011 and approximately 280,000 hours of training were offered by TNL and its subsidiaries, including Oi, in 2011.

In 2010, TNL designed the Program of Undergraduate Scholarships for those employees without a bachelor’s degree. In 2011, TNL provided 227 employees from all over Brazil with scholarships. In 2011, TNL invested approximately R$20 million in the qualification and training of its employees.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Oi has two outstanding classes of share capital: common shares and preferred shares with no par value. Generally, only Oi’s common shares have voting rights. Oi’s preferred shares have voting rights only in exceptional circumstances.

As of April 25, 2012, we had 599,008,629 issued common shares and 1,198,077,775 issued preferred shares, including 84,131,468 common shares and 71,678,070 preferred shares held in treasury.

As of April 24, 2012, we had approximately 2.1 million shareholders, including 216 U.S. resident holders of our common shares and approximately 278 U.S. resident holders of our preferred shares (including The Bank of New York Mellon, as depositary under our American Depositary Receipt, or ADR, facilities). As of April 24, 2012, there were 49,730,372 common shares (including common shares represented by ADSs) and 371,774,952 preferred shares (including preferred shares represented by ADSs) held by U.S. resident holders.

The following table sets forth information concerning the ownership of our common shares and preferred shares at April 25, 2012, by each person whom we know to be the owner of more than 5% of our outstanding common shares and our outstanding preferred shares, and by all of our directors and executive officers as a group. Except for the shareholders listed below, we are not aware of any other of our shareholders holding more than 5% of any class of our share capital. Our principal shareholders have the same voting rights with respect to each class of our shares that they own as other holders of shares of that class.

	Common Shares		Preferred Shares		Total
Name	Number of Shares	%	Number of Shares	%	Number of Shares	%

Telemar Participações S.A.(1)	290,549,788	56.4	—	0.0	290,549,788	17.7
Bratel Brasil S.A.(2)	313,576,477	60.9	234,053,380	20.8	547,629,857	33.4
AG Telecom Participações S.A.(3)	297,082,518	57.7	66,983,289	5.9	364,065,807	22.2
LF Tel S.A.(4)	297,082,480	57.7	66,982,903	5.9	364,065,383	22.2
All directors, fiscal council members, their alternates and executive officers as a group (51 persons)	106,364	*	519,024	*	625,388	*

(1)	Represents 249,734,834 common shares held directly by TmarPart and 40,814,954 common shares held by Valverde Participações S.A., a wholly-owned subsidiary of TmarPart.
(2)	Represents 23,026,689 common shares and 234,053,380 preferred shares held directly by Bratel Brasil S.A., and 290,549,788 common shares held by TmarPart. Bratel Brasil S.A. is one of the shareholders of TmarPart. Bratel Brasil S.A. disclaims beneficial ownership of the shares of our company owned by TmarPart, other than with respect to its proportionate interest in these shares.

(3)	Represents 6,532,730 common shares and 66,983,289 preferred shares held directly by AG Telecom Participações S.A., and 290,549,788 common shares held by TmarPart. AG Telecom Participações S.A. disclaims beneficial ownership of the shares of our company owned by TmarPart, other than with respect to its proportionate interest in these shares.
(4)	Represents 6,532,692 common shares and 66,982,903 preferred shares held directly by L.F. Tel S.A., and 290,549,788 common shares held by TmarPart. L.F. Tel S.A. disclaims beneficial ownership of the shares of our company owned by TmarPart, other than with respect to its proportionate interest in these shares.
*	less than 1%

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

Merger of Brasil Telecom Holding into Brasil Telecom

On September 30, 2009, the shareholders of Brasil Telecom and Brasil Telecom Holding approved a merger under Brazilian law of Brasil Telecom Holding with and into Brasil Telecom, with Brasil Telecom as the surviving company. In the Brasil Telecom merger:

•

each issued and then outstanding common share of Brasil Telecom Holding (other than any common shares held by shareholders that exercised their rights to withdraw their common shares) was converted automatically into 1.2190981 common shares of Brasil Telecom;

•

each issued and then outstanding preferred share of Brasil Telecom Holding was converted automatically into 0.1720066 common shares of Brasil Telecom and 0.9096173 preferred shares of Brasil Telecom; and

•	all issued and then outstanding shares of Brasil Telecom held by Brasil Telecom Holding were cancelled.

Following the Brasil Telecom merger, Brasil Telecom Holding ceased to exist and Coari owned 48.2% of the total outstanding share capital of Brasil Telecom, including 79.6% of its outstanding voting share capital.

Corporate Reorganization

On February 27, 2012, the shareholders of TNL, Telemar, Coari and Brasil Telecom approved the corporate reorganization, including:

•	the Coari merger, in which:

•	each issued and then outstanding share of Brasil Telecom held by Coari and all Coari shares held in treasury were cancelled;

•	each issued and then outstanding common share of Coari was converted automatically into 5.1149 common shares of Brasil Telecom;

•	each issued and then outstanding preferred share of Coari was converted automatically into 0.3904 common shares of Brasil Telecom and 4.0034 preferred shares of Brasil Telecom;

•	Coari ceased to exist; and

•	Telemar will become a wholly-owned subsidiary of Brasil Telecom; and

•	The TNL merger, in which:

•

each TNL share held in treasury prior to the TNL merger was cancelled, and each issued and then outstanding share of Brasil Telecom held by TNL was cancelled, other than 24,647,867 common shares of Brasil Telecom, which were transferred to the treasury of Brasil Telecom;

•

each issued and then outstanding common share of TNL (other than common shares held by shareholders who exercised their withdrawal rights with respect to such common shares) was converted automatically into 2.3122 common shares of Brasil Telecom;

•	each issued and then outstanding preferred share of TNL was converted automatically into 0.1879 common shares of Brasil Telecom and 1.9262 preferred shares of Brasil Telecom; and

•	TNL ceased to exist.

As a result of the corporate reorganization, as of April 25, 2012, TmarPart directly and indirectly owned 17.7% of the total outstanding share capital of Oi, including 56.4% of its outstanding voting share capital.

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

On March 28, 2011:

•	Bratel purchased an aggregate of 261,631,051 common shares of Tmar Part, representing 9.6% of the outstanding common shares of TmarPart, from BNDESPar, PREVI, PETROS and FUNCEF; and

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

	Common Shares		Preferred Shares		Total
Name	Number of Shares	%	Number of Shares	%	Number of Shares	%

L.F. Tel S.A.	565,880,376	19.4	—	—	565,880,376	19.3
AG Telecom Participações S.A.(1)	565,880,376	19.4	—	—	565,880,376	19.3
BNDES Participações S.A.	381,551,843	13.1	866,668	100.0	382,551,843	13.1
Bratel Brasil S.A.	352,856,590	12.1	—	—	352,856,590	12.1
Fundação Atlântico de Seguridade Social.	336,439,735	11.5	—	—	336,439,735	11.5
PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil	283,380,453	9.7	—	—	283,380,453	9.7
FUNCEF – Fundação dos Economiários Federais.	218,777,747	7.5	—	—	218,777,747	7.5
PETROS – Fundação Petrobrás de Seguridade Social	218,777,747	7.5	—	—	218,777,747	7.5

(1)	Represents direct ownership of 377,252,950 common shares owned by AG Telecom and indirect ownership of 188,627,426 common shares held by Luxemburgo.

The following is a brief description of the principal shareholders of TmarPart:

L.F. Tel S.A. is a subsidiary of Jereissati Telecom S.A., a holding company that is part of the Jereissati Group. The Jereissati Group partially owns and manages fourteen shopping malls in the Southern and Southeastern regions of Brazil. In 1997, the Jereissati Group made its first investment in the telecommunications sector by acquiring a small stake in the Band B telephone mobile operators Americel and Telet, which it sold in 2001. L.F. Tel has then been investing in telecommunications in Brazil through TNL and its subsidiaries.

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

The parties to the Global Shareholders’ Agreement have agreed to the following provisions with respect to elections of members of the boards of directors and executive officers, and the voting of their shares, of Oi and each of Oi’s subsidiaries that have annual net operating revenue equal to or greater than R$100 million, which we refer to as the controlled subsidiaries:

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

Under the Global Shareholders’ Agreement, each of the parties has agreed:

•

not enter into other shareholders’ agreements with respect to its TmarPart shares, other than (1) the Global Shareholders’ Agreement, (2) the Control Group Shareholders’ Agreement and (3) the shareholders agreement entered into between Bratel and Andrade Gutierrez Telecomunicações Ltda., or AGT, and Jereissati Telecom S.A.;

•

not to amend the Global Shareholders’ Agreement, the Control Group Shareholders’ Agreement or the shareholders agreement entered into between Bratel and AGT and Jereissati Telecom S.A. without the consent of all parties to the Global Shareholders’ Agreement;

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

Pasa Participações S.A. and EDSP75 Participações S.A. Shareholders’ Agreements

On January 25, 2011, (1) Jereissati Telecom S.A., or Jereissati Telecom, entered into a shareholders’ agreement with Bratel Brasil S.A., or Bratel, in relation to EDSP75 Participações S.A., or EDSP 75, with EDSP75, LF Tel, Pasa Participações S.A., or Pasa, AGT, AG Telecom Participações S.A., or AG Telecom, and Portugal Telecom as intervening parties, or the EDSP75 Shareholders’ Agreement, and (2) AGT entered into a shareholders’ agreement with Bratel in relation to Pasa, with Pasa, AG Telecom and Portugal Telecom as intervening parties, or the Pasa Shareholders’ Agreement. The initial terms of these shareholders’ agreements expire on April 25, 2048 but may be extended for successive periods of 10 years with the consent of each of the parties.

These shareholders’ agreements are intended to coordinate the corporate governance of Pasa and EDSP75 and streamline the decision-making process among Jereissati Telecom, AGT and Portugal Telecom in connection with TmarPart. These shareholders’ agreements provide that, among other things:

•

pre-meetings are to be held between the shareholders to decide in advance the matters to be analyzed during pre-meetings to be held under the Global Shareholders’ Agreement and the Control Group Shareholders’ Agreement; and

•	approval of certain matters are subject supermajority vote of the shareholders, including:

•	approval of, and amendments to, the annual budget of Pasa, EDSP75, AG Telecom and LF Tel, which are subject to an 83% majority vote;

•

the entering by Pasa, EDSP75, AG Telecom or LF Tel into any loan agreements in excess of R$50 million, or the entering into any agreement imposing a pecuniary obligation on Pasa, EDSP75, AG Telecom or LF Tel in excess of R$50 million, or the granting of any guarantees by Pasa, EDSP75, AG Telecom or LF Tel in excess of R$50 million, which are subject to a 90% majority vote; and

•

any amendments to the Global Shareholders’ Agreement or the issuance of preferred shares by Pasa, EDSP75, AG Telecom or LF Tel, the approval of any decision subject to supermajority vote under the Global Shareholders’ Agreement (defined as a “material decision” under the Pasa Shareholders’ Agreement and the EDSP75 Shareholders’ Agreement), among other matters, which are subject to the unanimous vote of the shareholders.

These shareholders’ agreements also contemplate:

•	rights of first offer to the shareholders with respect to the transfer of the shares issued by Pasa and EDSP75;

•	tag-along rights for the benefit of Portugal Telecom in case of the sale of Pasa and EDSP75 shares by AGT or Jereissati Telecom, as the case may be;

•	a general restriction on the sale of the shares issued by Pasa and EDSP75 by AGT or Jereissati Telecom, as the case may be, to competitors of Portugal Telecom; and

•

a general right to PREVI, PETROS, FUNCEF and BNDESPAR, while they remain shareholders of TmarPart, or to any third parties which may acquire the shares held by these companies in TmarPart, to substitute AGT or Jereissati Telecom in the exercise of their preemptive rights under the Pasa Shareholders’ Agreement and the EDSP75 Shareholders’ Agreement Portugal Telecom or one of its subsidiaries sells its shares in Pasa and/or EDSP75.

Related Party Transactions

The following summarizes the material transactions that we and TNL have engaged in with our principal shareholders and their affiliates since January 1, 2011.

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

Corporate Reorganization

On February 27, 2012, the shareholders of TNL, Telemar, Coari and Brasil Telecom approved the corporate reorganization, including the split-off and share exchange, the Coari merger and the TNL merger. As a result of these transactions, the number of our issued and outstanding shares has increased by 395,585,453 common shares and 798,480,405 preferred shares. For a description of the corporate reorganization, see “Item 4. Information on the Company—Our History and Development—Corporate Reorganization of TNL, Telemar and Our Company.”

BNDES Facilities

For a description of our credit facilities with BNDES, see “Item 5. Operating and Financial Review and Prospects—Indebtedness and Financing Strategy—Long-Term Indebtedness.” For other information about these agreements, see note 19 to our consolidated financial statements.

For a description of TNL’s credit facilities with BNDES, see “Item 5. Operating and Financial Review and Prospects— Supplemental Information Regarding TNL’s Consolidated Indebtedness as of December 31, 2011—Long-Term Indebtedness.”

Transactions between Telemar and Oi

The Brazilian General Telecommunications Law requires all telecommunication service providers to interconnect their networks with those of other providers on a non-discriminatory basis. As a result, our company, on the one hand, and Telemar and its subsidiaries, on the other hand, make certain interconnection payments to each other on terms established by ANATEL. In 2011, Telemar and its subsidiaries paid an aggregate of R$195 million to us and we paid an aggregate of R$294 million to Telemar and its subsidiaries related to interconnection payments. See “Item 4. Information on the Company—Our Services—Network Usage Service (Interconnection Services).”

In February 2009, Brasil Telecom Holding subscribed private debentures issued by Telemar. As a result of the merger of Brasil Telecom Holding into our company on September 30, 2009, we became the holders of these debentures. In March 2009, Brasil Telecom Mobile subscribed additional private debentures issued by Telemar. The outstanding principal amount of these debentures is payable at maturity in December 2013. These debentures bear interest at a rate of CDI plus 4.0% per annum, payable with the principal at maturity. At December 31, 2011, the outstanding amount of principal and interest on these debentures was R$2,218 million.

Transactions between TNL and Oi

Prior to the corporate reorganization, TNL provided guarantees of all of our indebtedness to BNDES. In addition, TNL provided a guarantee of our debentures through a surety. We paid fees to TNL of R$38 million in 2011 with respect to these guarantees. Following the corporate reorganization, Oi provides guarantees of the indebtedness of Telemar to BNDES.

Transactions between TNL and AIX

Companhia AIX de Participações S.A., in which we own 50% of the outstanding share capital, renders services to us relating to the rental of ducts for transmission of traffic originated outside our local network in Region I. In 2011, TNL’s total consolidated expenses for services rendered by AIX amounted to R$15 million.

Transactions between TNL and Contax

On November 30, 2004, Telemar and TNL PCS entered into a call center services agreement with Contax, a call center business owned principally by the controlling shareholders of TmarPart, according to which Contax renders call center services to TNL PCS on a fully outsourced basis. Telemar and TNL PCS agreed to pay an estimated amount of R$550 million per year, subject to adjustment based on services actually rendered at the request of Telemar and TNL PCS. Contax currently provides a variety of services to Telemar and TNL PCS, including customer services for our fixed-line business in Regions I and III, outbound telemarketing to attract additional mobile customers, customer support for pre-paid and post-paid mobile telephone users, technical support for ADSL subscribers and debt collection services. In 2011, TNL’s total consolidated expenses for services rendered by Contax amounted to R$1,307 million.

Acquisition of Shares of Portugal Telecom

On March 28, 2011, Bratel Brasil S.A., or Bratel, a wholly-owned indirect subsidiary of Portugal Telecom, acquired 12.1% of the outstanding common shares of TmarPart, 10.5% of the then-outstanding shares of TNL, including 11.1% of its then-outstanding voting shares, and 9.4% of the then-outstanding shares of Telemar. Following this investment by Portugal Telecom, Telemar purchased 64,557,566 shares of Portugal Telecom, representing 7.2% of its outstanding shares, for an aggregate purchase price of R$1,207 million in transactions carried out through brokers that it has engaged for this purpose.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

Legal Proceedings

General

We are a party to certain legal proceedings arising in the normal course of business, including civil, administrative, tax, social security, labor, government and arbitration proceedings. We classify our risk of loss in legal proceedings as “remote,” “possible” or “probable,” and we only record provisions for reasonably estimable probable losses, as determined by our management. As of December 31, 2011, the total estimated amount in controversy for those proceedings in respect of which the risk of loss was deemed probable or possible totaled approximately R$8,955 million, and we had established provisions of R$4,415 million relating to these proceedings. Our provisions for legal contingencies are subject to monthly monetary adjustments. For a detailed description of our provisions for contingencies, see note 24 to our consolidated financial statements.

As of December 31, 2011, the total estimated amount in controversy for proceedings involving TNL in respect of which the risk of loss was deemed probable or possible totaled approximately R$27,672 million on a consolidated basis, and TNL had established provisions of R$6,895 million on a consolidated basis as of that date relating to these proceedings. These provisions for legal contingencies are subject to monthly monetary adjustments.

In certain instances, we are required to make judicial deposits or post financial guarantees with the applicable judicial bodies. As of December 31, 2011, TNL had made judicial deposits in the aggregate amount of R$9,948 million on a consolidated basis and obtained financial guarantees from third parties in the aggregate amount of R$8,278 million. During 2011, TNL paid fees in the aggregate amount of R$92 million to the financial institutions from which we had obtained these guarantees, and as of December 31, 2011, TNL had pledged 20,817,294 common shares of Telemar, representing 8.58% of its outstanding share capital, as security for one of these financial guarantees.

Tax Proceedings

As of December 31, 2011, the total estimated contingency in connection with tax proceedings against us in respect of which the risk of loss was deemed probable or possible totaled R$3,269 million and we had recorded provisions of R$300 million relating to these proceedings.

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

As of December 31, 2011, the total estimated contingency in connection with tax proceedings against TNL in respect of which the risk of loss was deemed probable or possible totaled R$19,102 million on a consolidated basis and TNL had recorded provisions of R$850 million relating to these proceedings.

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

As of December 31, 2011, we deemed the risk of loss as possible with respect to approximately R$1,295 million of these assessments and had not recorded any provisions in respect of these assessments. As of that date, we had recorded provisions in the amount of R$280 million for those assessments in respect of which we deemed the risk of loss as probable.

As of December 31, 2011, TNL deemed the risk of loss as possible with respect to approximately R$5,646 million of these assessments on a consolidated basis and had not recorded any provisions in respect of these assessments. As of that date, TNL had recorded provisions in the amount of R$605 million for those assessments in respect of which it deemed the risk of loss as probable.

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

As of December 31, 2011, we deemed the risk of loss as possible with respect to approximately R$352 million of these assessments and had not recorded any provisions in respect of these assessments. As of that date, we had recorded provisions in the amount of R$8 million for those assessments in respect of which we deemed the risk of loss as probable.

As of December 31, 2011, TNL deemed the risk of loss as possible with respect to approximately R$2,487 million of these assessments on a consolidated basis and had not recorded any provisions in respect of these assessments. As of that date, TNL had recorded provisions in the amount of R$39 million for those assessments in respect of which it deemed the risk of loss as probable.

FUST and FUNTTEL

The FUST is a fund that was established to promote the expansion of telecommunication services to non-commercially viable users. The FUNTTEL was established to finance telecommunications technology research. We are required to make contributions to the FUST and the FUNTTEL. Due to a change by ANATEL in the basis for calculation of our contributions to the FUST and the FUNTTEL, we made provisions for additional contributions to the FUST and TNL made provisions for additional contributions to the FUST and the FUNTTEL. With respect to the calculation of the contribution to the FUST, the Brazilian Association of Fixed-Line Companies (Associação Brasileira das Empresas de Telefonia Fixa) of which we are members, filed a lawsuit to request a review of the applicable legislation.

As of December 31, 2011, we deemed the risk of loss as possible with respect to approximately R$330 million of these assessments and had not recorded any provisions in respect of these assessments. As of that date, we had recorded provisions in the amount of R$5 million for assessments of the FUST in respect of which we deemed the risk of loss as probable.

As of December 31, 2011, TNL deemed the risk of loss as possible with respect to approximately R$1,597 million of these assessments and had not recorded any provisions in respect of these assessments. As of that date, TNL had recorded provisions in the amount of R$121 million for assessments of the FUNTTEL.

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

As of December 31, 2011, we deemed the risk of loss as possible with respect to approximately R$331 million of these assessments and had not recorded any provisions in respect of these assessments. As of that date, we had recorded provisions of R$1 million for those assessments in respect of which we deemed the risk of loss as probable.

As of December 31, 2011, TNL deemed the risk of loss as possible with respect to approximately R$1,590 million of these assessments on a consolidated basis and had not recorded any provisions in respect of these assessments. As of that date, TNL had recorded provisions in the amount of R$16 million for those assessments in respect of which it deemed the risk of loss as probable.

IRPJ, CSLL, PIS and COFINS

In July 2005, TNL received a tax assessment notice from the Federal Revenue Service, in the amount of R$2,490 million, mainly related to the corporate restructuring effected in 1998, which included TNL’s accounting for the goodwill resulting from the Telebrás system’s privatization auction. The goodwill amortization and respective deduction for tax purposes are set forth in Law No. 9,532/1997, Article 7, which states that the result of the goodwill amortization should be calculated as part of a company’s taxable income resulting from an amalgamation, spin-off or merger, in which one of the companies has investments in the other, and acquired with premium based on the expectation of profitability of the investor. The goodwill amortization and respective deduction for tax purposes was in compliance with the provisions set forth by CVM Instruction No. 319/1999. Based on the advice of our outside legal counsel, we believe that TNL’s use of this goodwill was proper. TNL properly contested the tax assessment notice and obtained a partial favorable decision by the lower administrative court, which removed the fine assessed on TNL and reduced the amount of the tax assessment notice by R$647 million. TNL deemed the risk of loss as remote in relation to the fine and possible in relation to the amount of R$1,843 million. As of December 31, 2011, TNL had not recorded any provisions in connection with this claim.

PIS and COFINS

On June 30, 2006, the Brazilian federal tax authorities filed a claim in the amount of R$1,026 million related to the basis for the calculation of PIS/COFINS. TNL obtained a partially favorable decision in a lower court that reduced the monetarily adjusted amount of this claim of R$1,026 million to R$584 million. As of December 31, 2011, TNL deemed the risk of loss as possible with respect to approximately R$447 million of these assessments and had not recorded any provisions in respect of this claim.

IRRF

Telemar was fined by the federal tax authorities in connection with claims that it did not withhold corporate income tax allegedly due on gains arising from loan agreements with TNL. As of December 31, 2011, the amount of the tax assessment and fine was R$257 million. The lower courts have reduced the amount of this tax assessment. The Brazilian government filed an appeal of the lower court’s decision, and, as of the date of this annual report, the appeal is pending. TNL deemed the risk of loss is remote in relation to R$100 million of this claim and possible in relation to R$158 million of this claim. As of December 31, 2011, TNL had not recorded any provisions in connection with this claim.
ILL

TNL used credits from the Tax on Net Profit (Imposto sobre Lucro Líquido), or ILL, to offset certain other taxes based on decisions rendered by the Brazilian Federal Supreme Court in cases brought by other taxpayers that have held this tax unconstitutional. No final administrative or judicial ruling has been rendered setting forth the criteria by which to calculate the amounts permitted to be offset. As of December 31, 2011, TNL had recorded provisions in the amount of R$28 million for those assessments in respect of which it deemed the risk of loss as probable.

Other Federal Tax Claims

There are various federal taxes that have been assessed against us, largely relating to (1) assessments of taxes against our company that we do not believe are due and which we are contesting, and (2) our use of tax credits to offset certain federal taxes, which the federal tax authorities are contesting.

As of December 31, 2011, we deemed the risk of loss as possible with respect to approximately R$661 million of these assessments and had not recorded any provisions in respect of these assessments. As of that date, we had recorded provisions in the amount of R$7 million for those assessments in respect of which we deemed the risk of loss as probable.

As of December 31, 2011, TNL deemed the risk of loss as possible with respect to approximately R$4,488 million of these assessments on a consolidated basis and had not recorded any provisions in respect of these assessments. As of that date, TNL had recorded provisions in the amount of R$41 million for those assessments in respect of which it deemed the risk of loss as probable.

Civil Claims

As of December 31, 2011, the total estimated contingency in connection with civil claims against us, including ANATEL proceedings, in respect of which the risk of loss was deemed probable or possible, totaled R$3,726 million and we had recorded provisions of R$3,077 million relating to these proceedings.

As of December 31, 2011, the total estimated contingency in connection with civil claims against TNL on a consolidated basis, including ANATEL proceedings, in respect of which the risk of loss was deemed probable or possible totaled R$5,411 million, and TNL had recorded provisions of R$4,149 million relating to these proceedings.

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

As of December 31, 2011, we deemed the risk of loss as possible with respect to approximately R$146 million of these claims and had not recorded any provisions in respect of these claims. As of that date, we had recorded provisions in the amount of R$278 million for those claims in respect of which we deemed the risk of loss as probable.

As of December 31, 2011, TNL deemed the risk of loss as possible with respect to approximately R$146 million of these claims and had not recorded any provisions in respect of these claims. As of that date, TNL had recorded provisions in the amount of R$941 million for those claims in respect of which it deemed the risk of loss as probable.

As a condition to ANATEL’s approval of the Portugal Telecom Alliance, ANATEL required that TNL pay all pending administrative fines, amounting to approximately R$228 million, regardless of the procedural posture of the proceedings which TNL had instituted to contest these fines. TNL deemed the risk of loss as possible and had not recorded any provisions in respect of these claims. TNL sought and has been granted injunctive relief which has permitted TNL to make judicial deposits of these amounts while preserving its rights to contest these fines. ANATEL has appealed these injunctions, which appeals remain pending.

Brazilian Antitrust Proceedings

We are subject to administrative proceedings and preliminary investigations conducted by the Brazilian antitrust authorities with respect to potential violations of the Brazilian antitrust law. Such investigations may result in penalties, including fines. To date, no fines or penalties have been levied against us. We deemed the risk of loss as possible that we will be fined in one or more of such proceedings and have not recorded any provisions for those claims.

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

As of December 31, 2011, we had recorded provisions in the amount of R$2,350 million for those claims in respect of which we deemed the risk of loss as probable.

Customer Service Centers

We are a defendant in 66 civil class actions filed by the Attorney General of the National Treasury jointly with certain consumer agencies demanding the re-opening of customer service centers. The lower courts rendered decisions unfavorable to us in 24 of these civil class actions, and we have appealed these decisions. As of December 31, 2011, we had recorded provisions in the amount of R$49 million for those claims in respect of which we deemed the risk of loss as probable.

Customer Service

We are a defendant in a civil class action lawsuit filed by the Federal Prosecutor’s Office (Ministério Público Federal) seeking recovery for alleged collective moral damages caused by TNL’s alleged non-compliance with the Customer Service (Serviço de Atendimento ao Consumidor – SAC) regulations established by the Ministry of Justice (Ministério da Justiça). TNL presented its defense and asked for a change of venue to federal court in Rio de Janeiro, where we are headquartered. Other defendants have been named and await service of process. The amount involved in this action is R$300 million. As of December 31, 2011, TNL deemed the risk of loss as possible with respect to these lawsuits and had not made any provisions with respect to this action since it was awaiting the court’s initial decision.

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

As of December 31, 2011, the total estimated contingency in connection with labor claims against us in respect of which the risk of loss was deemed probable or possible totaled R$1,961 million and we had recorded provisions of R$1,038 million relating to these proceedings.

As of December 31, 2011, the total estimated contingency in connection with labor claims against TNL in respect of which the risk of loss was deemed probable or possible totaled R$3,159 million on a consolidated basis and TNL had recorded provisions of R$1,897 million relating to these proceedings.

Dividends and Dividend Policy

Payment of Dividends

Our dividend distribution policy has historically included the distribution of periodic dividends, based on annual balance sheets approved by our board of directors. On April 16, 2012, our board of directors approved a policy regarding distributions to shareholders during 2012 through 2015 based on our earnings during the 2011 through 2014 fiscal years. Under this policy, we intend to approve the distribution of R$2,000 at our 2012 annual general shareholders meeting on April 30, 2012, R$1,000 at our annual general shareholders meetings in 2013 and 2014, which we are required by the Brazilian Corporation Law and our by-laws to hold by April 30 of those years, and R$1,000 million in each of August 2012, August 2013 and August 2014. Our distribution policy may be implemented through the distribution of dividends, the payment of interest on shareholders’ equity, bonuses, redemption, the reduction of capital or in other transactions that enable the distribution of funds to shareholders. We will make these distributions only to the extent that we are able to maintain a net debt to EBITDA ratio of 3.0, including in our calculation of net debt our obligation to make distributions to shareholder in the following year. In addition, our approval of these distributions will be subject to market conditions, the financial stability of our company and applicable legal and regulatory requirements.

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

		Nominal Reais per		US$ equivalent per
Year	Payment Date	Common Shares	Preferred Shares	Common Shares	Preferred Shares
2007	May 31, 2007(1)	0.7506	0.7506	0.3891	0.3891
2008	April 16, 2008(2)	1.3840	1.3840	0.8288	0.8288
2009	August 10, 2009 (3)	0.5924	0.5924	0.3220	0.3220
2010	January 21, 2010 (3)	0.1528	0.1528	0.7605	0.7605
2011	May 9, 2011 (4)	0.7352	0.7352	0.4539	0.4539

(1)	Represents interest attributable to shareholders’ equity of R$0.6375 (US$0.3305) per common and preferred share, plus dividends of R$0.1131 (US$0.0586) per common and preferred share.

(2)	Represents interest attributable to shareholders’ equity of R$0.6403 (US$0.3834) per common and preferred share, plus dividends of R$0.7437 (US$0.4454) per common and preferred share.
(3)	Represents interest attributable to shareholders’ equity.
(3)	Represents interest attributable to shareholders’ equity of R$0.4360 (US$0.2692) per common and preferred share, plus dividends of R$0.2992 (US$0.1847) per common and preferred share.

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

Legal Reserve Account

Under the Brazilian Corporation Law and our by-laws, we must allocate 5% of our net profit for each fiscal year to our legal reserve until the aggregate amount of our legal reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which our legal reserve, when added to our other reserves, exceeds 30% of our shareholders’ equity. At December 31, 2011, we had a balance of R$384 million in our legal reserve account.

Capital Reserve Accounts

Under the Brazilian Corporation Law, we are also permitted to record a capital reserve that may be used only (1) to absorb losses which exceed retained earning and income reserves as defined in the Brazilian Corporation Law, (2) to redeem or repurchase share capital and/or participation certificates, (3) to increase our capital, or (4) if specified in our by-laws (which currently do not so specify), to pay preferred share dividends. Amounts allocated to our capital reserves are unavailable for the payment of distributions and are not taken into consideration for purposes of determining the mandatory distributable amount. At December 31, 2011, we had a balance of R$4,368 million in our capital reserve accounts.

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

Markets for Our Equity Securities

The principal trading market for our common shares and preferred shares is the BM&FBOVESPA, where they are traded under the symbols “OIBR3” and “OIBR4,” respectively. Our common shares and preferred shares began trading on the BM&FBOVESPA on July 10, 1992. On November 16, 2001, our Preferred ADSs began trading on the NYSE under the symbol “BTM.” On November 17, 2009, our Common ADSs began trading on NYSE under the symbol “BTMC.” On April 9, 2012, the trading symbols for our Preferred ADSs and Common ADSs on the NYSE were changed to “OIBR” and “OIBR.C,” respectively.

We have registered our Common ADSs and Preferred ADSs with the SEC pursuant to the Securities Act. On December 31, 2011, there were 6,134,099 Common ADSs outstanding, representing 6,134,099 common shares, or 3.0% of our outstanding common shares and 22,357,653 Preferred ADSs outstanding, representing 67,072,959 preferred shares, or 17.0% of our outstanding preferred shares.

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

	BM&FBOVESPA			NYSE
	Reais per Preferred Share			U.S. dollars per Preferred ADS
	Closing Price per Preferred Share		Average Daily Trading Volume (thousands of shares)	Closing Price per Preferred ADS		Average Daily Trading Volume (thousands of Preferred ADSs)
	High	Low		High	Low
	(in reais)			(in U.S. dollars)
2007	18.50	9.77	1,353.8	31.32	13.79	137.1
2008	20.94	10.81	1,061.6	37.80	14.45	185.9
2009	18.29	11.06	600.6	32.40	13.59	98.1
2010	17.43	10.45	899.6	30.91	17.06	270.4
2011	16.77	10.15	819.3	31.24	16.32	240.9

2010
First Quarter	17.43	11.38	1,002.33	30.91	18.68	206.4
Second Quarter	12.63	10.45	1,082.29	21.21	17.06	263.4
Third Quarter	12.46	10.81	580.3	20.98	18.30	197.4
Fourth Quarter	13.35	11.23	947.9	23.61	19.90	425.5
2011
First Quarter	14.56	12.25	751.3	27.01	22.53	230.8
Second Quarter	16.77	14.38	937.8	31.00	26.96	294.0
Third Quarter	14.87	10.60	869.3	28.79	17.46	259.7
Fourth Quarter	11.99	10.15	713.4	21.21	16.32	178.4
2012
First Quarter	10.17	8.55	1,333.9	16.71	14.21	234.7

Most Recent Six Months
October 2011	11.85	10.34	704.5	21.21	16.57	205.2
November 2011	11.99	10.15	788.2	20.48	16.32	185.3
December 2011	11.48	10.35	650.5	18.83	16.45	144.6
January 2012	9.21	8.55	792.2	15.02	14.21	231.5
February 2012	9.27	8.71	1,372.9	15.90	15.05	201.4
March 2012	10.17	8.95	1,817.4	16.71	14.75	267.7
April 2012(1)	10.95	8.76	7,642.8	17.39	14.11	1,614.4

(1)	Through April 25, 2012.

Source: Economática Ltda./ Bloomberg

	BM&FBOVESPA			NYSE
	Reais per Common Share			U.S. dollars per Common ADS
	Closing Price per Common Share		Average Daily Trading Volume (thousands of shares)	Closing Price per Common ADS		Average Daily Trading Volume (thousands of Common ADSs)
	High	Low		High	Low
	(in reais)			(in U.S. dollars)
2007	37.50	24.99	1.8	—	—	—
2008	55.50	31.10	3.8	—	—	—
2009	61.00	25.70	36.9	17.85	15.27	29.6
2010	28.55	13.75	111.1	16.44	7.19	70.8
2011	18.45	11.23	69.9	11.65	5.85	13.3

2010
First Quarter	28.55	15.51	129.8	16.44	8.27	40.4
Second Quarter	18.60	13.75	196.1	10.25	7.19	153.5
Third Quarter	16.58	14.40	67.5	9.12	8.01	41.8
Fourth Quarter	16.49	14.36	51.9	9.61	8.13	47.4
2011
First Quarter	17.69	15.28	57.0	10.83	9.13	14.7
Second Quarter	18.45	16.20	104.2	11.65	10.59	16.3
Third Quarter	17.00	11.80	53.0	10.72	6.29	12.9
Fourth Quarter	13.19	11.25	65.9	7.56	5.85	9.4
2012
First Quarter	11.58	9.37	80.3	6.38	5.17	10.2

Most Recent Six Months
October 2011	13.19	11.39	57.1	7.56	5.97	11.1
November 2011	13.00	11.25	57.6	7.40	5.93	7.6
December 2011	12.33	11.57	82.2	6.61	5.85	9.3
January 2012	10.03	9.54	57.5	5.39	5.17	6.9
February 2012	10.32	9.37	64.3	5.80	5.31	7.7
March 2012	11.58	10.21	115.7	6.38	5.65	15.3
April 2012(1)	12.55	10.60	1,771.2	6.72	5.62	379.0

(1)	Through April 25, 2012.

Source: Economática Ltda./ Bloomberg

On April 25, 2012, the closing sales price of:

•	our common shares on the BM&FBOVESPA was R$12.55 per common share;

•	our Common ADSs on the NYSE was US$6.58 per Common ADS;

•	our preferred shares on the BM&FBOVESPA was R$10.95 per preferred share; and

•	our Preferred ADSs on the NYSE was US$17.39 per Preferred ADS.

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

As of December 31, 2011, the aggregate market capitalization of all companies listed on the BM&FBOVESPA was equivalent to approximately R$2,294 billion (US$1,223 billion) and the 10 largest companies listed on the BM&FBOVESPA represented approximately 54% of the total market capitalization of all listed companies. By comparison, as of December 31, 2011, the aggregate market capitalization of the companies (including U.S. and non-U.S. companies) listed on the NYSE was approximately US$13.1 trillion. The average daily trading volume of the BM&FBOVESPA and the NYSE for 2011 was approximately R$5.7 billion (US$3.4 billion) and US$71.8 billion, respectively.

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

General

Our registered name is Oi S.A., and our registered office is located in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil. Our registration number with the Brazilian Commercial Registry is No. 33.3.0029520-8. We have been duly registered with the CVM under No. 11312 since March 27, 1980. Our headquarters are located in City of Rio de Janeiro, State of Rio de Janeiro, Brazil. Our company has a perpetual existence.

At April 25, 2012, we had outstanding share capital of R$6,816,467,847.01, equal to 1,797,086,404 total shares, consisting of 599,008,629 issued common shares and 1,198,077,775 issued preferred shares, including 84,131,468 common shares and 71,678,070 preferred shares held in treasury. All of our outstanding share capital is fully paid. All of our shares are without par value. Under the Brazilian Corporation Law, the aggregate number of our non-voting and limited voting preferred shares may not exceed two-thirds of our total outstanding share capital.

Corporate Purposes

Under Article 2 of our by-laws, our corporate purposes are:

•	to offer telecommunication services and all activities required or useful for the operation of these services, in conformity with our concessions, authorizations and permits;

•	to participate in the capital of other companies;

•	to organize wholly-owned subsidiaries for the performance of activities consistent with our corporate purposes;

•	to import, or promote the importation of, goods and services that are necessary to the performance of activities consistent with our corporate purposes;

•	to provide technical assistance services to other telecommunications companies engaged in activities of common interest;

•	to perform study and research activities aimed at the development of the telecommunications sector;

•	to enter into contracts and agreements with other telecommunications companies or other persons or entities to assure the operations of our services; and

•	to perform other activities related to the above corporate purposes.

Board of Directors

Under our by-laws, any matters subject to the approval of our board of directors can be approved by only by a majority of votes of the members of our board of directors. Under our by-laws, our board of directors may only deliberate if a majority of its members are present at a duly convened meeting. Any resolutions of our board of directors may be approved only by the affirmative vote of a majority of the members of our board of directors.

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

Each shareholders’ meeting is presided over by the chief executive officer, who is responsible for choosing a secretary of the meeting. A shareholder may be represented at a shareholders’ meeting by an attorney-in-fact appointed by the shareholder not more than one year before the meeting. The attorney-in-fact must be a shareholder, a member of our board of directors, a member of our board of executive officers, a lawyer or a financial institution, and the power of attorney appointing the attorney-in-fact must comply with certain formalities set forth under Brazilian law. To be admitted to a shareholders’ meeting, a person must produce proof of his or her shareholder status or a valid power of attorney.

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

Voting Rights of Minority Shareholders

Shareholders holding shares representing not less than 5% of our shares entitled to vote at our shareholders’ meeting have the right to request that we adopt a cumulative voting procedure. If the cumulative voting procedure is adopted, our controlling shareholders always retain the right to elect at least one member more than the number of members elected by the other shareholders, regardless of the total number of members of our board of directors. This procedure must be requested by the required number of shareholders at least 48 hours prior to a shareholders’ meeting.

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

Voting Rights of Preferred Shares

Holders of our preferred shares are not entitled to vote on any matter, except:

•	with respect to the election of a member of our board of directors by preferred shareholders holding at least 10% of our total share capital as described above;

•	with respect to the election of a member and alternate member of our fiscal council as described above;

•

with respect to the approval of the contracting of foreign entities related to the controlling shareholders of our company to render management services, including technical assistance, in which decisions preferred shares will have the right to vote separately from the common shares;

•

with respect to decisions relating to the employment of foreign entities linked to the controlling shareholders of our company to provide management services, including technical assistance, if the remuneration for such services will exceed 0.2% of our consolidated annual sales for fixed switched telephone service, network service transport telecommunication and the mobile highway telephone service, after deductions of tax and contributions; and

•	in the limited circumstances described below.

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

Notwithstanding the above, in the event that we are consolidated or merged with another company, become part of a centralized group of companies, or acquire the control of another company for a price in excess of certain limits imposed by the Brazilian Corporation Law, holders of any type or class of our shares or the shares of the resulting entity that have minimal market liquidity and are dispersed among a sufficient number of shareholders will not have the right to withdraw. For this purpose, shares that are part of general indices representative of portfolios of securities traded in Brazil or abroad are considered liquid, and sufficient dispersion will exist if the controlling shareholder, the parent company or other companies under its control hold less than half of the total number of outstanding shares of that type or class. In case of a spin-off, the right of withdrawal will only exist if (1) there is a significant change in the corporate purpose, (2) there is a reduction in the mandatory dividend, or (3) the spin-off results in our participation in a centralized group of companies.

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

Form and Transfer

Our preferred shares and common shares are in book-entry form, registered in the name of each shareholder or its nominee. The transfer of our shares is governed by Article 35 of the Brazilian Corporation Law, which provides that a transfer of shares is effected by our transfer agent, Banco do Brasil S.A., by an entry made by the transfer agent in its books, upon presentation of valid written share transfer instructions to us by a transferor or its representative. When preferred shares or common shares are acquired or sold on a Brazilian stock exchange, the transfer is effected on the records of our transfer agent by a representative of a brokerage firm or the stock exchange’s clearing system. The transfer agent also performs all the services of safe-keeping of our shares. Transfers of our shares by a non-Brazilian investor are made in the same manner and are executed on the investor’s behalf by the investor’s local agent. If the original investment was registered with the Central Bank pursuant to foreign investment regulations, the non-Brazilian investor is also required to amend, if necessary, through its local agent, the electronic certificate of registration to reflect the new ownership.

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

Dividends

Dividends paid by a Brazilian corporation, such as Oi, including stock dividends and other dividends paid to a Non-Brazilian Holder of our common shares, preferred shares or ADSs, are currently not subject to income tax withholding in Brazil to the extent that such amounts are related to profits generated after January 1, 1996. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian income tax withholding at varying rates, according to the tax legislation applicable to each corresponding year.

Interest on Shareholders’ Equity

Law No. 9,249, dated December 26, 1995, as amended, allows a Brazilian corporation, such as Oi, to make distributions to shareholders of interest on shareholders’ equity, and treat those payments as a deductible expense for purposes of calculating Brazilian corporate income tax, and, since 1998, social contribution on net profit as well, as long as the limits described below are observed. These distributions may be paid in cash. For tax purposes, the deductible amount of this interest is limited to the daily pro rata variation of the TJLP, as determined by the Brazilian Central Bank from time to time, and the amount of the deduction may not exceed the greater of:

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

These payments of interest on shareholders’ equity may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on net equity is so included, Oi is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable income tax withholding, is at least equal to the mandatory dividend.

Payments of interest on shareholders’ equity are decided by Oi’s shareholders, at its annual shareholders meeting, on the basis of recommendations of its board of directors. No assurance can be given that our board of directors will not recommend that future distributions of profits should be made by means of interest on shareholders’ equity instead of by means of dividends.

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

In the case of redemption of securities or capital reduction by a Brazilian corporation, such as Oi, the positive difference between the amount effectively received by the Non-Brazilian Holder and the corresponding acquisition cost is treated, for tax purposes, as capital gain derived from sale or exchange of shares not carried out on a Brazilian stock exchange market, and is therefore subject to income tax at the rate of 15% or 25%, as the case may be.

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

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of our common shares, preferred shares or ADSs by a Non-Brazilian Holder except for gift and inheritance taxes levied by some states in Brazil. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by Non-Brazilian Holders of our common shares, preferred shares or ADSs.

U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences that may be relevant with respect to the ownership and disposition of the common shares, preferred shares or ADSs of Oi, which are evidenced by ADRs. This description addresses only the U.S. federal income tax considerations of U.S. Holders (as defined below) that are initial purchasers of the common shares, preferred shares or ADSs of Oi and that will hold such shares or ADSs as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, financial institutions, insurance companies, real estate investment trusts, grantor trusts, regulated investment companies, dealers or traders in securities or currencies, tax-exempt entities, pension funds, persons that received the common shares, preferred shares or ADSs of Oi pursuant to an exercise of employee stock options or rights or otherwise as compensation for the performance of services, persons that will hold the common shares, preferred shares or ADSs of Oi as a position in a “straddle” or as a part of a “hedging,” “conversion” or other risk reduction transaction for U.S. federal income tax purposes, persons that have a “functional currency” other than the U.S. dollar, persons that will own the common shares, preferred shares or ADSs of Oi through partnerships or other pass through entities, holders subject to the alternative minimum tax, certain former citizens or long-term residents of the United States or holders that own (or are deemed to own) 10% or more (by voting power) of the shares of Oi.

This description does not address any state, local or non-U.S. tax consequences of the ownership and disposition of the common shares, preferred shares or ADSs of Oi by U.S. Holders. Moreover, this description does not address the consequences of any U.S. federal tax other than income tax, including but not limited to the U.S. federal estate and gift taxes. This description is based on (1) the Internal Revenue Code of 1986, as amended (the “Code”), existing and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this annual report, as well as proposed Treasury Regulations available on the date of this annual report, and (2) in part, on the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. Holders should consult their tax advisers to determine the particular tax consequences to such holders of the ownership and disposition of the common shares, preferred shares or ADSs of Oi, including the applicability and effect of U.S. state, local and non-U.S. tax laws.

As used herein, the term “U.S. Holder” means, for U.S. federal tax purposes, a beneficial owner of common shares, preferred shares or ADSs of Oi that is:

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

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds the common shares, preferred shares or ADSs of Oi, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A partnership or its partners should consult their tax advisor as to its tax consequences.

Treatment of ADSs

In general, for U.S. federal income tax purposes, a holder of an ADR evidencing an ADS will be treated as the beneficial owner of the common shares or preferred shares of Oi represented by the applicable ADS. The U.S. Treasury Department has expressed concern that depositaries for ADSs, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. Holders of such receipts or shares. Such actions include, for example, a pre-release of an ADS by a depositary. Accordingly, the analysis regarding the availability of a U.S. foreign tax credit for Brazilian taxes, the sourcing rules described below and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each could be affected by future actions that may be taken by the U.S. Treasury Department.

Treatment of Preferred Stock

Section 305 of the Code provides special rules for the tax treatment of preferred stock. According to the U.S. Treasury Regulations under that section, the term preferred stock generally refers to stock which enjoys certain limited rights and privileges (generally associated with specified dividend and liquidation priorities) but does not participate in corporate growth to any significant extent. While Oi’s preferred shares have some preferences over its common shares, the preferred shares are not fixed as to dividend payments or liquidation value. Consequently, although the matter is not entirely clear, because the determination is highly factual in nature, it is more likely than not that the preferred shares of Oi will be treated as “common stock” within the meaning of section 305 of the Code. If the preferred shares are treated as “common stock” for purposes of section 305 of the Code, distributions to U.S. Holders of additional shares of such “common stock” or preemptive rights relating to such “common stock” with respect to their preferred shares or ADSs that are made as part of a pro rata distribution to all shareholders in most instances will not be subject to U.S. federal income tax. On the other hand, if the preferred shares are treated as “preferred stock” within the meaning of section 305 of the Code, and if a U.S. Holder receives a distribution of additional shares or preemptive rights as described in the preceding sentence, such distributions (including amounts withheld in respect of any Brazilian taxes), as discussed more fully below, will be treated as dividends to the same extent and in the same manner as distributions payable in cash. In that event, the amount of such distribution (and the basis of the new shares or preemptive rights so received) will equal the fair market value of the shares or preemptive rights on the date of distribution.

Passive Foreign Investment Company

Based on the projected composition of the income and the valuation of the assets of Oi, including goodwill, Oi believes that it will likely be a PFIC for the taxable year ending on December 31, 2011.

In general, Oi will be a PFIC for any taxable year in which:

•	at least 75% of Oi’s gross income is passive income; or

•	at least 50% of the value (determined on a quarterly basis) of Oi’s assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties, certain rents and income equivalent to interest. If Oi owns at least 25% (by value) of the stock of another corporation, Oi will be treated, for purposes of the PFIC tests, as owning Oi’s proportionate share of the other corporation’s assets and receiving its proportionate share of the other corporation’s income.

If Oi is a PFIC for any taxable year during which a U.S. Holder hold common shares, preferred shares or ADSs of Oi, such Holder will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of common shares, preferred shares or ADSs. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or a Holder’s holding period for the common shares, preferred shares, or ADSs will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over such Holder’s holding period for the common shares, preferred shares, or ADSs of Oi;

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which Oi was a PFIC, will be treated as ordinary income; and

•

the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

U.S. Holders will be required to file Internal Revenue Service Form 8621 if such U.S. Holder holds common shares, preferred shares, or ADSs of Oi in any year in which Oi is classified as a PFIC.

If Oi is a PFIC for any taxable year during which a U.S. Holder holds common shares, preferred shares, or ADSs of Oi and any of Oi’s non-U.S. subsidiaries is also a PFIC, a U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. Consequently, if any of Oi’s subsidiaries is a PFIC, a distribution from that subsidiary to Oi, a disposition of that subsidiary by Oi, or a transaction through which a U.S. Holder’s indirect ownership of such subsidiary is decreased (including additional offerings of common shares, preferred shares, or ADSs) may be treated as a distribution or disposition subject to the PFIC regime. A U.S. Holder would be entitled, however, to increase such U.S. Holder’s basis in the common shares, preferred shares, or ADSs of Oi, as applicable, directly owned by such U.S. Holder to reflect the income realized upon such distributions or dispositions. Moreover, such U.S. Holder would not be taxed when Oi distributes to such U.S. Holder the income already included in income for U.S. federal income tax purposes by such U.S. Holder.

U.S. Holders are urged to consult their tax advisors about the application of the PFIC rules to any subsidiaries of Oi’s.

The gross amount of distributions by Oi that are not “excess distributions” and are not treated as non-taxable distributions previously included in income by a U.S. Holder in respect of a distribution by, or disposition of the stock of, a subsidiary that is a PFIC, as discussed above (including amounts withheld, if any, to reflect withholding taxes) will be taxable as dividends to the extent paid out of the current or accumulated earnings and profits of Oi, as determined under U.S. federal income tax principles. Such dividends (including withheld taxes, if any) will be includable in a U.S. Holder’s gross income as ordinary income on the day actually or constructively received by such U.S. Holder, in the case of a U.S. Holder’s common shares or preferred shares of Oi, or by the depositary, in the case of a U.S. Holder’s ADSs of Oi. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code or the lower rates of income tax currently applicable to “qualified dividend income” received by non-corporate U.S. investors.

A distribution that is treated as a dividend, as described above, paid in reais will be includible in the income of a U.S. Holder at its value in U.S. dollars calculated by reference to the prevailing spot market exchange rate in effect on the day it is received by the U.S. Holder in the case of the common shares or preferred shares of Oi or, in the case of a dividend received in respect of ADSs of Oi, on the date the dividend is received by the depositary, whether or not the dividend is converted into U.S. dollars. Assuming the payment is not converted at that time, the U.S. Holder will have a tax basis in reais equal to that U.S. dollar amount, which will be used to measure gain or loss from subsequent changes in exchange rates. Any gain or loss realized by a U.S. Holder that subsequently sells or otherwise disposes of reais, which gain or loss is attributable to currency fluctuations after the date of receipt of the dividend, will be ordinary gain or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

To the extent that the amount of any distribution described in the preceding paragraph exceeds the current and accumulated earnings and profits of Oi for a taxable year, as determined under U.S. federal income tax principles, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted basis of the common shares, preferred shares, or ADSs of Oi (thereby increasing the amount of gain, or decreasing the amount of loss, to be recognized by a U.S. Holder on a subsequent disposition of the common shares, preferred shares, or ADSs of Oi, as applicable), and the balance in excess of adjusted basis will be taxed as gain recognized on a sale or exchange of the stock of a PFIC and will be subject to tax under the PFIC rules in the manner described above. Oi does not maintain calculations of its earnings and profits under U.S. federal income tax principles, and, therefore, U.S. Holders should expect that any such distributions will be reported as dividends for U.S. federal income tax purposes.

Dividends paid to U.S. Holders with respect to the common shares, preferred shares, or ADSs of Oi will be treated as foreign source income, which may be relevant in calculating a U.S. Holder’s foreign tax credit limitation. Brazilian tax, if any, withheld on dividends may be deducted from a U.S. Holder’s taxable income or credited against such U.S. Holder’s U.S. federal income tax liability, subject to the various limitations and disallowance rules that apply to foreign tax credits generally. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends generally will constitute “passive category income,” or in the case of certain U.S. Holders, “general category income.”

Special rules apply to the amount of foreign tax credits that a U.S. Holder may claim on a distribution from a PFIC. Prospective purchasers should consult their own tax advisors regarding the application of such rules.

To avoid the foregoing rules related to PFICs, a U.S. Holder may make a mark-to-market election with respect to such U.S. Holder’s common shares, preferred shares, or ADSs of Oi (but not with respect to the shares of any lower-tier PFICs), provided that such stock is regularly traded on a qualified exchange. In general, the common shares, preferred shares, or ADSs of Oi will be treated as “regularly traded” for a given calendar year if more than a de minimis quantity of such common shares, preferred shares or ADSs of Oi, as the case may be, are traded on a qualified exchange on at least 15 days during each calendar quarter of such calendar year. The NYSE is a qualified exchange and the BM&FBOVESPA may constitute a qualified exchange for this purpose provided the BM&FBOVESPA meets certain trading volume, listing, financial disclosure, surveillance and other requirements set forth in applicable U.S. Treasury Regulations. However, Oi cannot be certain that the common shares, preferred shares or ADSs of Oi will continue to trade on the BM&FBOVESPA or the NYSE, respectively, or that the common shares, preferred shares or ADSs of Oi will be traded on at least 15 days in each calendar quarter in other than de minimis quantities. In addition, if you make a mark-to-market election with respect to common shares, preferred shares, or ADSs of Oi, such election shall not apply to any of the subsidiaries of Oi that are PFICs. Accordingly, any direct or indirect disposition by Oi of the stock of, or any distribution by, the subsidiaries of Oi, will be subject to tax under the PFIC rules in the manner described above.

If a U.S. Holder makes an effective mark-to-market election, such U.S. Holder will include in each year as ordinary income the excess of the fair market value of such U.S. Holder’s common shares, preferred shares, or ADSs of Oi at the end of the year over such U.S. Holder’s adjusted tax basis in such common shares, preferred shares, or ADSs of Oi. A U.S. Holder will be entitled to deduct as an ordinary loss each year the excess of such U.S. Holder’s adjusted tax basis in the common shares, preferred shares, or ADSs of Oi held by such U.S. Holder over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If a U.S. Holder make an effective mark-to-market election, any gain recognize by such U.S. Holder upon the sale or other disposition of such U.S. Holder’s common shares, preferred shares, or ADSs of Oi will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. Under the mark-to-market rules, all distributions will be subject to the U.S. federal income tax rules described above applicable to distributions that are not “excess distributions,” except that any gain attributable to certain distributions that exceed the current and accumulated earnings and profits of Oi will be subject to tax as ordinary income and will not be subject to the interest charge described above.

A U.S. Holder’s adjusted tax basis in such U.S. Holder’s common shares, preferred shares, or ADSs of Oi will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If a U.S. Holder makes a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the common shares, preferred shares, or ADSs of Oi, as applicable, are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. U.S. Holders are urged to consult their tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in such U.S. Holders’ particular circumstances. In particular, U.S. Holders should consider the impact of a mark-to-market election with respect to such U.S. Holders’ common shares, preferred shares, or ADSs of Oi, given that Oi may have lower-tier PFICs for which the election is not available.

Oi does not intend to provide the information that is necessary for U.S. Holders to make a qualified electing fund election, which, if available, would result in tax treatment different from the general tax treatment of PFICs described above.

U.S. Holders are urged to consult their tax advisors concerning the U.S. federal income tax consequences of holding common shares, preferred shares, or ADSs of Oi if Oi is considered a PFIC in any taxable year.

Taxation of Gains

As discussed under “—Passive Foreign Investment Company” above, if Oi is a PFIC for any taxable year during which a U.S. Holder holds the common shares, preferred shares, or ADSs of Oi, gain realized by such U.S. Holder on the sale or other disposition of such common shares, preferred shares, or ADSs of Oi, as applicable, would in general not be treated as capital gain. Instead, unless a U.S. Holder makes a mark-to-market election, such U.S. Holder would be treated as if such U.S. Holder had realized such gain and certain “excess distributions” ratably over such U.S. Holder’s holding period for the common shares, preferred shares, or ADSs of Oi, as applicable, and would be taxed (1) for gain allocated to the taxable year of the disposition and any other taxable year prior to the first year in which Oi was a PFIC, at the ordinary income tax rate of such U.S. Holder, and (2) for each other year to which the gain was allocated, at the highest tax rate in effect for each such year, together with an interest charge in respect of the tax attributable to each such year. If a U.S. Holder sells or disposes of the common shares, preferred shares, or ADSs of Oi (other than an exchange of ADSs for common shares or preferred shares, as applicable) and such U.S. Holder’s tax basis in such common shares, preferred shares, or ADSs of Oi, as applicable, exceeds the amount realized, such U.S. Holder generally will recognize a capital loss (subject to the mark-to-market rules). The deductibility of capital losses is subject to limitations. Under the PFIC rules, a U.S. Holder is not eligible to claim a foreign tax credit for any Brazilian tax imposed on the disposition of a common share, preferred share, or ADS of Oi.

The initial tax basis of a U.S. Holder’s common shares, preferred shares or ADSs of Oi will be the U.S. dollar value of the reais-denominated purchase price determined on the date of purchase. If the common shares, preferred shares or ADSs of Oi are treated as traded on an “established securities market,” a cash basis U.S. Holder, or, if it elects, an accrual basis U.S. Holder, will determine the dollar value of the cost of such common shares, preferred shares or ADSs by translating the amount paid at the spot rate of exchange on the settlement date of the purchase. The conversion of U.S. dollars to reais and the immediate use of that currency to purchase common shares, preferred shares or ADSs generally will not result in taxable gain or loss for a U.S. Holder.

With respect to the sale or exchange of common shares, preferred shares or ADSs of Oi, the amount realized generally will be the U.S. dollar value of the payment received determined on (1) the date of receipt of payment in the case of a cash basis U.S. Holder, and (2) the date of disposition in the case of an accrual basis U.S. Holder. If the common shares, preferred shares or ADSs of Oi are treated as traded on an “established securities market,” a cash basis taxpayer, or, if it elects, an accrual basis taxpayer, will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

Tax Basis Upon Death

A person who acquires common shares, preferred shares, or ADSs of Oi from a deceased U.S. Holder generally will be denied the step-up of the tax basis for U.S. federal income tax purposes to fair market value at the date of such U.S. Holder’s death, which would otherwise be available. Instead, the acquirer will have a tax basis equal to the lower of the fair market value of the common shares, preferred shares, or ADSs of Oi at the time of the deceased U.S. Holder’s death and the deceased U.S. Holder’s tax basis.

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

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of the common shares, preferred shares, or ADSs of Oi and the proceeds from the sale, exchange or redemption of the common shares, preferred shares, or ADSs of Oi that are paid to a U.S. Holder within the United States (and in certain cases, outside the United States) by a U.S. payor or U.S. middleman, unless such U.S. Holder is an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if a U.S. Holder fails to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service in a timely manner.

Pursuant to the Hiring Incentives to Restore Employment Act of 2010 and recently promulgated temporary regulations thereunder, certain U.S. Holders who are individuals are required to report information relating to an interest in the common shares, preferred shares, or ADSs of Oi, subject to certain exceptions (including an exception for common shares, preferred shares, or ADSs of Oi held in accounts maintained by U.S. financial institutions). U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of common shares, preferred shares, or ADSs of Oi.

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

Exchange Rate Risk

We are exposed to foreign exchange risk because a significant portion of our equipment costs, such as costs relating to switching centers and software used for upgrading network capacity, are primarily denominated in foreign currencies or linked to foreign currencies, primarily the U.S. dollar. In 2011, approximately 20% of our capital expenditures, and 14.9% of TNL’s capital expenditures on a consolidated basis, were U.S. dollar-denominated or linked to the U.S. dollar. A hypothetical, instantaneous 10.0% depreciation of the real against the U.S. dollar as of December 31, 2010 would have resulted in an increase of R$34 million in the cost of our capital expenditures in 2011 and R$89 million in the cost of TNL’s capital expenditures on a consolidated basis in 2011, assuming that we would have incurred all of these capital expenditures notwithstanding the adverse change in the exchange rates.

Our financing cost and the amount of financial liabilities that we record are also exposed to exchange rate risk. As of December 31, 2011, less than R$1 million of our total consolidated indebtedness was denominated in foreign currency, and R$8,648 million, or 29.9%, of TNL’s total consolidated indebtedness was denominated in foreign currency. At December 31, 2011, (1) we protected all of our indebtedness affected by exchange rate variation against significant variations in exchange rates (primarily U.S. dollars) by using foreign currency swaps and foreign currency investments, and (2) TNL protected 96.2% of its consolidated indebtedness affected by exchange rate variation against significant variations in exchange rates (primarily U.S. dollars and euros) by using foreign currency swaps, foreign exchange options, non-deliverable forwards and foreign currency investments. The aggregate amount of TNL’s hedge position, including its U.S. dollar and euro cash positions, was US$4,646 million as of December 31, 2011. The maturity of our swap contracts is coupled to the maturity of debt that is hedged by these swap contracts. Our swap contracts and non-deliverable forwards cover our exchange rate risks until February 2014. As of December 31, 2011, the fair value of our swap contracts was R$19 million, and the fair value of TNL’s swap contracts on a consolidated basis was R$49 million. As of December 31, 2011, the aggregate notional principal amount of our swap contracts was approximately US$850 million, which mature in less than one year, the aggregate notional principal amount on a consolidated basis of TNL’s swap contracts was approximately US$4,108 million, which mature in less than one year.

In 2011, we experienced no gains or losses on foreign currency and monetary restatement due to the depreciation of the real against foreign currencies, and TNL’s losses on foreign currency and monetary restatement on a consolidated basis were R$1,030 million. As of December 31, 2011, a hypothetical, instantaneous and unfavorable 10.0% depreciation of the real against the U.S. dollar and euro would result in an increase of R$267 million in TNL’s total consolidated debt obligations considering the net impact of the increase in our debt obligations and the decrease in TNL’s swap position. For further information about our swap agreements, see note 3 to our consolidated financial statements.

Interest Rate Risk

We are exposed to interest rate risk because a significant portion of our indebtedness bears interest at floating rates. As of December 31, 2011, our total outstanding indebtedness on a consolidated basis was R$8,105 million, of which R$6,767 million, or 83.5%, bore interest at floating rates, including R$6,231 million of real-denominated indebtedness that bore interest at rates based on the CDI rate or the TJLP rate, and less than R$1 million of U.S. dollar denominated indebtedness that bore interest at rates based on U.S. dollar LIBOR. As of December 31, 2011, TNL’s total outstanding indebtedness on a consolidated basis was R$29,768 million, of which R$22,390 million, or 75.2%, bore interest at floating rates, including R$19,024 million of real-denominated indebtedness that bore interest at rates based on the CDI rate, TJLP rate or IPCA rate, and R$3,298 million of foreign currency-denominated indebtedness that bore interest at rates based on LIBOR. As of December 31, 2011, we did not have any outstanding derivative agreements to limit our exposure to variations in the CDI rate, TJLP rate, IPCA rate or U.S. dollar LIBOR. As of December 31, 2011, TNL had interest rate swap agreements under which 100% of its consolidated indebtedness exposed to LIBOR was converted into CDI rates, matching the interest rate index of our investments. As of December 31, 2011, TNL did not have any outstanding derivative agreements to limit its exposure to variations in the CDI rate, TJLP rate or IPCA rate.

We invest our excess liquidity (R$7,101 million as of December 31, 2011 for our company and R$13,393 million as of December 31, 2011 for TNL on a consolidated basis) mainly in (1) certificates of deposit issued by financial institutions with AAA and AA ratings from international rating agencies, (2) in short-term instruments denominated in reais that generally pay interest at overnight interest rates based on the CDI rate which partially mitigates our exposure to Brazilian interest rate risk, and (3) in investment funds created by top Brazilian asset managers exclusively for us. The fund managers are responsible for managing our funds, subject to the direction of our senior management and board of directors. Currently, these funds are comprised mainly of government bonds and other low-risk financial instruments linked to the CDI rate.

The potential additional interest expense during 2012 that would result from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates on January 1, 2012 would be approximately R$37 million for our company and R$121 million for TNL on a consolidated basis, considering the impact in our debt obligations, but excluding the additional interest income that we would receive on our financial investments. This sensitivity analysis is based on the assumption of an unfavorable 100 basis points movement of the interest rates applicable to each homogeneous category of financial liabilities and sustained over a period of one year. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g., reais). As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuation for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

Hedging Policy

We employ financial risk management strategies using cross-currency swaps, interest rate swaps, series swaps and non-deliverable forwards. Our financial risk management strategy is designed to protect us against devaluation of the real against foreign currencies and increases in foreign currency interest rates, according to our foreign-currency exposure in connection with our financings. We do not enter into derivatives transactions for speculative or any other purposes.

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

During the year ended December 31, 2011, we did not receive any fees or reimbursements from the depositary of our ADSs.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer, or CEO, and our chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information that we are required to disclose in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms of the SEC, and that it is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2011 under the supervision of our CEO and CFO. Based on our evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2011.

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

Under the supervision and with the participation of our CEO and CFO, our management conducted an assessment of our internal control over financial reporting as of December 31, 2011 based on the criteria established in “Internal Control — Integrated Framework” issued by COSO.

As a result of the assessment described above, our management concluded that as of December 31, 2011, we did maintain effective internal control over financial reporting based on the criteria established in “Internal Control — Integrated Framework” issued by COSO.

Our independent registered public accounting firm, Deloitte Touche Tohmatsu Auditores Independentes, has issued an audit report on the effectiveness of our internal control over financial reporting. That report is included below.

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

To the Board of Directors and Shareholders of Oi S.A. (previously known as Brasil Telecom S.A.)

Rio de Janeiro – RJ

We have audited the internal control over financial reporting of Oi S.A. (previously known as Brasil Telecom S.A.) and subsidiaries (the “Company”) as of December 31, 2011, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards (IFRS), and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2011 of the Company and our report dated April 27, 2012, which includes an explanatory paragraph related to the corporate reorganization of Oi companies and the change in Brasil Telecom S.A. name to Oi S.A., expressed an unqualified opinion on those financial statements.

/s/ Deloitte Touche Tohmatsu Auditores Independentes
April 27, 2012
Rio de Janeiro, Brazil.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2011 that materially affected or could materially affect our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our fiscal council currently includes an “audit committee financial expert” within the meaning of this Item 16A. Our fiscal council has determined that Éder Carvalho Magalhães is our fiscal council financial expert. Éder Carvalho Magalhães’ biographical information is included in “Item 6. Directors, Senior Management and Employees.” Éder Carvalho Magalhães is independent, as that term is defined in Rule 303A.02 of the New York Stock Exchange’s Listed Company Manual.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm, Deloitte Touche Tohmatsu Auditores Independentes, during the fiscal years ended December 31, 2011 and 2010.

	Year ended December 31,
	2011		2010
	(in millions of reais)

Audit fees	R$	4.6	R$	2.6
Audit-related fees		—		—
Tax fees		—		—
All other fees		—		—

Total fees	R$	4.6	R$	2.6

(1)	Audit fees consist of the aggregate fees billed by Deloitte Touche Tohmatsu Auditores Independentes in connection with the audit of our annual financial statements, interim reviews of our quarterly financial information, issuance of comfort letters, review of financial statements and review of documents filed with the CVM and the SEC.

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

In accordance with Rule 308 of the CVM, because Deloitte Touche Tohmatsu Auditores Independentes, or DTT, the auditors of our consolidated financial statements as of December 31, 2011 and 2010 and for the three years ended December 31, 2011, has been our auditor for five consecutive years, we are required to engage a new firm as our independent registered public accounting firm for the fiscal year beginning January 1, 2012.

DTT’s audit reports of our financial statements for December 31, 2011 and 2010 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles.

During the fiscal years ended December 31, 2011 and 2010 and through the date of this annual report, we have had no disagreements with DTT on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of DTT, would have caused DTT to make reference to the subject matter of such disagreements in its report on our financial statements for such periods.

During the fiscal years ended December 31, 2011 and 2010 and through the date of this annual report, there have been no reportable events as defined under Item 16F(a)(1)(v) of Form 20-F.

We have provided DTT with a copy of this annual report prior to its filing with the SEC and requested that DTT furnish a letter addressed to the SEC stating whether it agrees with the statements made in this Item 16F. A copy of DTT’s letter to the SEC dated April 27, 2012 is included as Exhibit 99.01 to this annual report.

On March 13, 2012, we engaged KPMG Auditores Independentes, or KPMG, as our new independent registered public accounting firm to audit our financial statements. The decision to engage KPMG was recommended by our fiscal council and was subsequently unanimously approved by our board of directors present at a meeting on March 13, 2012.

Prior to the engagement of KPMG as our independent registered public accounting firm, we had not previously consulted with KPMG regarding (1) the application of accounting principles to a specific completed or contemplated transaction, (2) the type of audit opinion that might be rendered on our financial statements, or (3) a reportable event (as provided in Item 16F(a)(1)(v) of Form 20-F) during our two most recent fiscal years and any later interim period, including the interim period up to and including the date that KPMG was engaged.

ITEM 16G.	CORPORATE GOVERNANCE

On November 4, 2003, the SEC approved the final corporate governance rules established by the NYSE. According to these rules, foreign private issuers that are listed on the NYSE, such as Oi, are subject to a more limited set of corporate governance requirements than those imposed on U.S. domestic issuers. As a foreign private issuer, Oi must comply with the following four requirements imposed by the NYSE:

•	Oi must satisfy the audit committee requirements of Rule 10A-3 under the Exchange Act;

•

Oi’s Chief Executive Officer must promptly notify the NYSE in writing if any executive officer of Oi becomes aware of any material non-compliance with any of the applicable NYSE corporate governance rules;

•

Oi must provide a brief description of any significant ways in which Oi’s corporate governance practices differ from those required to be followed by U.S. domestic issuers under the NYSE corporate governance rules; and

•

Oi must submit an executed written affirmation annually to the NYSE and an interim written affirmation to the NYSE each time a change occurs to Oi’s board of directors or any committees of Oi’s board of directors that are subject to section 303A, in each case in the form specified by the NYSE.

Significant Differences

The significant differences between Oi’s corporate governance practices and the NYSE’s corporate governance standards are mainly due to the differences between the U.S. and Brazilian legal systems. Oi must comply with the corporate governance standards set forth under the Brazilian Corporation Law, the rules of the CVM and the applicable rules of the BM&FBOVESPA, as well as those set forth in Oi’s by-laws.

The significant differences between Oi’s corporate governance practices and the NYSE’s corporate governance standards are set forth below.

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

Because a majority of the voting power of Oi’s capital stock is directly controlled by Coari, Oi is a controlled company, and would therefore not be required to have a majority of independent directors if it were a U.S. domestic issuer.

Although Brazilian Corporation Law and Oi’s by-laws establish rules in relation to certain qualification requirements of its directors, neither Brazilian Corporation Law nor Oi’s by-laws require that Oi have a majority of independent directors nor require Oi’s board of directors or management to test the independence of Oi’s directors before such directors are appointed.

Executive Sessions

The NYSE corporate governance standards require non-management directors of a listed company to meet at regularly scheduled executive sessions without management.

According to the Brazilian Corporation Law, up to 1/3 of the members of Oi’s board of directors can be elected to management positions. The remaining non-management directors are not expressly empowered to serve as a check on Oi’s management, and there is no requirement that those directors meet regularly without management. Notwithstanding the foregoing, Oi’s board of directors consists entirely of non-management directors; therefore Oi believes it would be in compliance with this NYSE corporate governance standard.

Nominating/Corporate Governance and Compensation Committees

The NYSE corporate governance standards require that a listed company have a nomination/corporate governance committee and a compensation committee, each composed entirely of independent directors and each with a written charter that addresses certain duties. However, as a controlled company, Oi would not be required to comply with these requirements if it were a U.S. domestic company.

Oi is not required under Brazilian law to have, and accordingly does not have, a nominating/corporate governance committee. Oi believes that, pursuant to its by-laws, the role of a nominating committee is generally performed by Oi’s board of directors and the role of the corporate governance committee is generally performed by either its board of directors or its senior management.

Oi is not required under Brazilian law to have, and accordingly does not have, a compensation committee of its board of directors. Under Brazilian Corporation Law, Oi’s shareholders establish the aggregate compensation of its directors and executive officers, including benefits and allowances, at a general shareholder’s meeting based on the recommendation of Oi’s board of directors.

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

As a foreign private issuer that qualifies for the general exemption from the listing standards relating to audit committees set forth in section 10A-3(c)(3) under the Exchange Act, Oi is not subject to the independence requirements of the NYSE corporate governance standards. See “Item 16D. Exemptions from the Listing Standards for Audit Committees.”

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

Oi must comply with certain corporate governance standards set forth under Brazilian Corporation Law, CVM rules and the applicable rules of the BM&FBOVESPA. See “Item 9. The Offer and Listing — Regulation of Brazilian Securities Markets.” These rules do not require Oi to adopt and disclose corporate governance guidelines covering the matters set forth in the NYSE’s corporate governance standards. However, certain provisions of Brazilian Corporation Law that are applicable to Oi address certain aspects of director qualifications standards and director responsibilities.

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

Although the adoption of a code of ethics is not required by Brazilian law, Oi has adopted a code of ethics applicable to its directors, officers and employees, which addresses each of the items listed above. See “Item 16B. Code of Ethics.”

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS

(a) Financial Statements

(b) List of Exhibits

1.01	Bylaws of Oi S.A., as amended through April 18, 2012 (English translation) (incorporated by reference to Exhibit 2 to Form 6-K of Oi S.A. filed on April 20, 2012).

2.01	Form of Amended and Restated Deposit Agreement, among Oi S.A., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to Form F-6 of Oi S.A. filed on February 28, 2012).

2.02	Form of Amended and Restated Deposit Agreement, among Oi S.A., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to Form F-6 of Oi S.A. filed on February 28, 2012).

3.01	Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., L.F. Tel S.A., Fundação Atlântico de Seguridade Social, Asseca Participações S.A. and, as intervening parties, Telemar Participações S.A. and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to Exhibit 99.4 to Schedule 13D of Brasil Telecom S.A. filed on November 27, 2009).

3.02	Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., L.F. Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 3.02 to Form 20-F of Brasil Telecom S.A. filed on May 2, 2011).

3.03	Private Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., L.F. Tel S.A., Asseca Participações S.A., BNDES Participações S.A. – BNDESPar, Fiago Participações S.A., Fundação Atlântico de Seguridade Social, and, as intervening parties, Telemar Participações S.A., Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Fundação Petrobras de Seguridade Social – PETROS, Fundação dos Economiários Federais – FUNCEF and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to Exhibit 99.3 to Schedule 13D of Brasil Telecom S.A. filed on November 27, 2009).

3.04	Amendment to Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., BNDES Participações S.A. – BNDESPar,

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

3.05	Shareholders Agreement of Pasa Participações S.A., dated as of January 25, 2011, between Andrade Gutierrez Telecomunicações Ltda., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Luxemburgo Participações S.A., La Fonte Telecom S.A., EDSP75 Participações S.A., LF Tel S.A. and Portugal Telecom, SGPS, S.A. (English translation).

3.06	Shareholders Agreement of EDSP75 Participações S.A., dated as of January 25, 2011, between Jereissati Telecom (formerly known as La Fonte Telecom S.A.), Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Pasa Participações S.A., Andrade Gutierrez Telecomunicações Ltda., AG Telecom Participações S.A., Luxemburgo Participações S.A., and Portugal Telecom, SGPS, S.A. (English translation).

4.01	Protocol and Justification of Partial Split-Off of Telemar Norte Leste S.A. with Incorporation of the Portion Ceded by Coari Participações S.A. and Incorporação de Ações of Telemar Norte Leste S.A. by Coari Participações S.A. (Protocolo e Justificação de Cisão Parcial da Telemar Norte Leste S.A. com Incorporação da Parcela Cindida pela Coari Participações S.A., e Incorporação de Ações da Telemar Norte Leste S.A. pela Coari Participações S.A.), between Telemar Norte Leste S.A. and Coari Participações S.A., dated August 26, 2011 (English translation) (incorporated by reference to Exhibit 2.2 to Form F-4 of Brasil Telecom S.A. filed on September 1, 2011).

4.02	First Amendment, dated January 18, 2012, to Protocol of Merger and Instrument of Justification (Protocolo e Justificação de Incorporação), dated August 26, 2011, between Brasil Telecom S.A. and Coari Participações S.A. (English translation) (incorporated by reference to Exhibit 2.5 to Amendment No. 1 to Form F-4 of Brasil Telecom S.A. filed on January 18, 2012).

4.03	First Amendment, dated January 18, 2012, to Protocol of Merger and Instrument of Justification (Protocolo e Justificação de Incorporação), dated August 26, 2011, between Brasil Telecom S.A. and Tele Norte Leste Participações S.A. (English translation) (incorporated by reference to Exhibit 2.4 to Amendment No. 1 to Form F-4 of Brasil Telecom S.A. filed on January 18, 2012).

4.04	Concession Agreement for Local, Switched, Fixed-Line Telephone Service between ANATEL and Brasil Telecom S.A., No. 109/2011, dated June 30, 2011 (English translation) (incorporated by reference to Exhibit 10.5 to Form F-4 of Brasil Telecom S.A. filed on September 1, 2011).

4.05	Schedule of Omitted Concession Agreements for Local Switched, Fixed-Line Telephone Service.

4.06	Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service between ANATEL and Brasil Telecom S.A., No. 143/2011, dated June 30, 2011 (English translation) (incorporated by reference to Exhibit 10.6 to Form F-4 of Brasil Telecom S.A. filed on September 1, 2011).

4.07	Schedule of Omitted Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service.

4.08	Statement of Authorization for Personal Mobile Services between ANATEL and Brasil Telecom Celular S.A., No. 026/2002, dated December 18, 2002 (English translation) (incorporated by reference to Exhibit 4.05 to Form 20-F of Brasil Telecom S.A. filed on July 13, 2009).

4.09	Schedule of Omitted Authorizations for Personal Mobile Services.

4.10	Instrument of Authorization for the Use of Radio Frequency Blocks for 2G services between ANATEL and 14 Brasil Telecom Celular S.A., No. 24/2004, dated May 3, 2004 (English translation) (incorporated by reference to Exhibit 4.07 to Brasil Telecom S.A.’s annual report on Form 20-F filed on July 13, 2009).

4.11	Schedule of Omitted Instruments of Authorization for the Use of Radio Frequency Blocks for 2G services.

4.12	Instrument of Authorization for the Use of Radio Frequency Blocks for 3G services between ANATEL and 14 Brasil Telecom Celular S.A., No. 24/2008, dated April 29, 2008 (English translation) (incorporated by reference to Exhibit 4.09 to Brasil Telecom S.A.’s annual report on Form 20-F filed on July 13, 2009).

4.13	Schedule of Omitted Instruments of Authorization for the Use of Radio Frequency Blocks for 3G services.

8.01	List of subsidiaries.

12.01	Certification of the Chief Executive Officer of Oi S.A. pursuant to the Sarbanes-Oxley Act of 2002.

12.02	Certification of the Chief Financial Officer of Oi S.A. pursuant to the Sarbanes-Oxley Act of 2002.

13.01	Certifications of the Chief Executive Officer and the Chief Financial Officer of Oi S.A. pursuant to the Sarbanes-Oxley Act of 2002.

99.01	Letter dated April 27, 2012 from Deloitte Touche Tohmatsu Auditores Independentes to the U.S. Securities and Exchange Commission.

There are numerous instruments defining the rights of holders of long-term indebtedness of Oi S.A. and its consolidated subsidiaries, none of which authorizes securities that exceed 10% of the total assets of Oi S.A. and its subsidiaries on a consolidated basis. Oi S.A. hereby agrees to furnish a copy of any such agreements to the SEC upon request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 27, 2012	OI S.A.

/s/ Francisco Tosta Valim Filho
	Name:	Francisco Tosta Valim Filho
	Title:	Chief Executive Officer

Date: April 27, 2012

/s/ Alex Waldemar Zornig
	Name:	Alex Waldemar Zornig
	Title:	Chief Financial Officer

Deloitte Touche Tohmatsu
Av. Presidente Wilson, 231 – 22º 25º e 26º andares
Rio de Janeiro – RJ – 20030-905
Brasil

Tel: + 55 (21) 3981-0500
Fax:+ 55 (21) 3981-0600 www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM,

ON CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of

Oi S.A. (previously known as Brasil Telecom S.A.)

Rio de Janeiro - RJ

We have audited the accompanying consolidated balance sheets of Oi S.A. (previously known as Brasil Telecom S.A.) and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in equity, and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Oi S.A. (previously known as Brasil Telecom S.A.) and subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

As mentioned in note 31 to the financial statements, the shareholders of the Company, Tele Norte Leste Participações S.A. (parent company of Telemar Norte Leste S.A.), Telemar Norte Leste S.A. (parent company of Coari Participações S.A.) and Coari Participações S.A. (parent company of the Company) approved at the extraordinary shareholders’ meetings held on February 27 2012 the corporate reorganization that consisted of the partial split-off of Telemar Norte Leste S.A. with the merger of the split-off portion by Coari Participações S.A. followed by the merger of Telemar Norte Leste S.A. shares by Coari Participações S.A. and the mergers of Coari Participações S.A. and Tele Norte Leste Participações S.A. with and into the Company and whose corporate name was changed to Oi S.A. (previous name of Brasil Telecom S.A.).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 27, 2012 expressed an unqualified opinion on the Company’s internal control over financial reporting.

/s/ Deloitte Touche Tohmatsu Auditores Independentes

Rio de Janeiro, Brazil

April 27, 2012

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Consolidated Balance Sheets as at December 31, 2011 and 2010

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Note	2011	2010
Current assets:
Cash and cash equivalents	9	6,004,506	3,216,937
Short-term investments	11	1,084,027	832,077
Derivative instruments	20	7,186
Trade receivable, net	10	2,010,487	2,069,908
Inventories, net		12,671	14,323
Current recoverable taxes	12	353,225	334,954
Other taxes	13	783,382	416,674
Judicial deposits	14	1,651,114	1,383,914
Pension plan assets	26	50,149
Other assets	15	288,826	218,010

Total current assets		12,245,573	8,486,797
Non-current assets:
Related parties	11	2,217,682	1,911,134
Long-term investments		13,327
Deferred taxes	12	4,982,322	5,276,443
Other taxes	13	178,636	173,051
Judicial deposits	14	4,955,025	4,266,022
Pension plan assets	26	142,614	92,619
Other assets	15	41,848	39,446
Investments	16	8,436	5,370
Property, plant and equipment, net	17	5,793,711	5,316,799
Intangible assets, net	18	1,084,857	1,318,433

Total non-current assets		19,418,458	18,399,317

Total assets		31,664,031	26,886,114

Current liabilities:
Payroll, related taxes and benefits		130,031	171,782
Trade payables		1,840,552	1,636,598
Loans and financing	19	1,143,537	1,044,226
Derivatives instruments	20	25,698	70,719
Current income taxes payable	12	179,194	196,844
Taxes other than income tax	13	1,445,362	856,290
Dividends and interest on capital	25	307,720	568,840
Licenses and concessions payable	21	131,984	183,627
Tax financing program	22	39,238	35,046
Provision for pension plan	26	77,745	77,941
Provisions	23	1,283,354	1,236,971
Other payables	24	2,014,762	611,805

Total current liabilities		8,619,177	6,690,689
Non-Current liabilities:
Loans and financing	19	6,961,674	3,320,860
Derivatives instruments	20
Deferred income taxes liabilities	12		11,216
Taxes other than income tax	13	502,766	692,711
Licenses and concessions payable	21	544,497	573,004
Tax financing program	22	407,190	394,916
Provision for pension plan	26	545,958	575,365
Provisions	23	3,131,537	3,059,896
Other payables	24	362,060	230,618

Total non-current liabilities		12,455,682	8,858,586
Equity attributable to controlling shareholders	25
Share capital		3,731,059	3,731,059
Capital reserves		4,367,576	5,869,560
Income reserves		891,242	1,885,511
Treasury shares		(149,642)	(149,642)
Reserve for additional dividends		1,748,567

		10,588,802	11,336,488

Equity attributable to noncontrolling shareholders		370	351

Total equity		10,589,172	11,336,839

Total equity and liabilities		31,664,031	26,886,114

The accompanying notes are an integral part of these financial statements.

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Consolidated Income Statements

for the Years Ended December 31, 2011, 2010 and 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Note	2011	2010	2009

Net operating revenue	4	9,245,255	10,263,292	10,919,890

Cost of sales and services	5	(4,586,565)	(4,732,081)	(5,764,221)

Gross profit		4,658,690	5,531,211	5,155,669

Operating income (expenses)
Selling expenses	5	(1,160,793)	(1,025,010)	(1,417,845)
General and administrative expenses	5	(1,444,627)	(1,538,941)	(1,434,808)
Other operating income	6	560,360	523,962	659,940
Other operating expenses	6	(1,046,343)	(1,031,692)	(4,039,605)

		(3,091,403)	(3,071,681)	(6,232,318)

Operating income (loss) before financial income (expenses) and taxes		1,567,287	2,459,530	(1,076,649)

Financial income	7	1,405,870	979,455	630,247
Financial expenses	7	(1,477,782)	(1,059,710)	(911,596)

Financial income (expenses)	7	(71,912)	(80,255)	(281,349)

Income (loss) before taxes		1,495,375	2,379,275	(1,357,998)

Income tax and social contribution
Current	8	(205,730)	(149,117)	(449,903)
Deferred	8	(283,895)	(259,298)	788,590

Net income (loss) for the year		1,005,750	1,970,860	(1,019,311)

Net income (loss) attributed to controlling shareholders		1,005,731	1,971,023	(1,021,311)
Net income (loss) attributed to noncontrolling shareholders		19	(163)	2,000

Basic and diluted earnings per share	25(f)
Common shares – basic (R$)		1.71	3.34	(1.85)
Common shares – diluted (R$)		1.71	3.34	(1.85)
Preferred shares – basic (R$)		1.71	3.34
Preferred shares – diluted (R$)		1.71	3.34

The Company does not have any items of other comprehensive income and, therefore, is not presenting the related statement.

The accompanying notes are an integral part of these financial statements.

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Consolidated Statement of Changes in Equity

For the Years Ended December 31, 2011, 2010 and 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Attributed to controlling shareholders
	Share capital	Capital reserves								Income reserves		Treasury shares	Reserve for additional dividends	Retained earnings (losses)
		Investment grants	Share subscription premium	Goodwill special reserve on merger	Net assets special reserve on merger	Interest on construction in progress	Special monetary correction - Law 8200/91	Stock options	Other reserves	Legal	Investments

Balance at January 1, 2009	3,470,758	123,558	458,684			745,756	31,287	5,803	125,287	400,646	1,031,302	(152,129)	79,719	(39,258)
Mergers
Copart 2				240,485	2,378
Brasil Telecom Participações S.A.	260,301			2,727,344	1,413,592									82,637
Loss for the year														(1,021,311)
Absorption of loss for the year										(17,119)	(1,031,302)			1,048,421
Recognition of investment reserve											70,619			(70,619)
Approval of proposed dividends													(79,719)
Exercise stock options									1,085			2,487
Stock option plan								(5,699)						130

Balance at December 31, 2009	3,731,059	123,558	458,684	2,967,829	1,415,970	745,756	31,287	104	126,372	383,527	70,619	(149,642)
Net income for the year														1,971,023
Allocation of profit:
Recognition of investment reserve											1,431,365			(1,431,365)
Minimum dividends proposed (R$0.2992 per share)														(176,482)
Interest on capital (R$0.6157 per share)														(363,176)
Balance at December 31, 2010	3,731,059	123,558	458,684	2,967,829	1,415,970	745,756	31,287	104	126,372	383,527	1,501,984	(149,642)
Redeemable Bonus shares			(86,014)		(1,415,970)
Net income for the year														1,005,731
Allocation of net income for the year:
Declared dividends (R$0.4263 per share)														(251,433)
Proposed additional dividends (R$2.9647 per share)											(994,269)		1,748,567	(754,298)
	3,731,059	123,558	372,670	2,967,829		745,756	31,287	104	126,372	383,527	507,715	(149,642)	1,748,567
Balance at December 31, 2011	3,731,059	4,367,576								891,242		(149,642)	1,748,567

	Total equity attributed to controlling shareholder’s	Noncontrolling shareholders	Total equity

Balance at January 1, 2009	6,281,413	(5,656)	6,275,757
Mergers
Copart 2	242,863		242,863
Brasil Telecom Participações S.A.	4,483,874	4,170	4,488,044
Loss for the year	(1,021,311)	2,000	(1,019,311)
Absorption of loss for the year
Recognition of investment reserve
Approval of proposed dividends	(79,719)		(79,719)
Exercise stock options	3,572		3,572
Stock option plan	(5,569)		(5,569)

Balance at December 31, 2009	9,905,123	514	9,905,637
Net income for the year	1,971,023	(163)	1,970,860
Allocation of profit:
Recognition of investment reserve
Minimum dividends proposed (R$0.2992 per share)	(176,482)		(176,482)
Interest on capital (R$0.6157 per share)	(363,176)		(363,176)
Balance at December 31, 2010	11,336,488	351	11,336,839
Redeemable Bonus shares	(1,501,984)		(1,501,984)
Net income for the year	1,005,731	19	1,005,750
Allocation of net income for the year:
Declared dividends (R$0.4263 per share)	(251,433)		(251,433)
Proposed additional dividends (R$2.9647 per share)
	10,588,802	370	10,589,172
Balance at December 31, 2011	10,588,802	370	10,589,172

The accompanying notes are an integral part of these financial statements.

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Consolidated Statements of Cash Flows

for the Years Ended December 31, 2011, 2010 and 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

	2011	2010	2009
Cash flows from operating activities

Income (loss) before taxes	1,495,375	2,379,275	(1,357,998)

Items not affecting cash
Charges, interest income, and inflation adjustment	127,521	299,175	99,226
Depreciation and amortization	1,044,226	1,056,740	1,807,851
Provision for doubtful accounts	332,808	351,535	575,912
Provisions	570,672	405,093	3,339,706
Provision for pension plan	7,237	14,221	5,817
Provision for tax financing program			379,707
Loss on disposal of permanent assets	12,693	81,135	76,295
Provision for concession fee	49,019	56,759	71,038
Employee and management profit sharing	27,449	102,555	45,243
Derivative transactions	49,251	8,899	94,208

Inflation adjustment on related parties and private debentures	(306,548)	(236,385)	(72,727)
Inflation adjustment on provisions	167,087	254,038	210,505

Inflation adjustment on tax refinancing program	46,299	41,627	58
Inflation adjustment estimate of judicial deposit	198,853
Expired dividends	(50,330)	(27,350)
Other	204,319	226,653	173,112
Changes in assets and liabilities:
Trade receivables	(274,193)	(430,742)	(359,403)
Inventories	8,102	11,614	2,511
Taxes	152,874	397,194	(123,177)
Held-for-trading short-term investments	(3,811,531)	(1,664,381)	(1,610,034)
Redemptions of held-for-trading short-term investments	3,641,371	1,271,121	1,877,766
Trade payables	(185,429)	(51,722)	(28,296)
Payroll, related taxes and benefits	(69,200)	(50,855)	(135,609)
Provisions	(365,042)	(457,522)	(277,985)
Provision for pension plan	(96,148)	(104,534)	(148,312)
Other assets and liabilities	(324,575)	124,346	(126,736)
Financial charges paid	(496,843)	(459,094)	(489,216)
Income tax and social contribution paid - Company	(205,326)	(90,231)	(351,600)
Income tax and social contribution paid - third parties	(110,690)	(93,438)	(104,658)

Cash flows from operating activities	1,839,301	3,415,726	3,573,204

The accompanying notes are an integral part of these financial statements.

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Consolidated Statements of Cash Flows

for the Years Ended December 31, 2011, 2010 and 2009

(In thousands of Brazilian reais - R$, unless otherwise stated)

(continued)

	2011	2010	2009

Cash flows from investing activities
Purchase of property, plant and equipment and intangible assets	(883,611)	(754,515)	(1,396,752)
Related party payable and debentures - disbursements			(300,000)
Proceeds from sale of property, plant and equipment	21,438	2,308	8,168
Judicial deposits	(1,467,182)	(1,136,319)	(1,503,027)
Redemption of Judicial deposits	243,535	328,085	186,496
Other	(3,066)

Cash flows from investing activities	(2,088,886)	(1,560,441)	(3,005,115)

Cash flows from financing activities
Loans and financing, net of debt issuance cost	4,586,555	1,040,255	754,214
Repayment of principal of loans, financing, derivatives and leases	(1,095,808)	(1,279,033)	(866,982)
Licenses and concessions	(79,926)	(114,726)	(188,269)
Tax refinancing program	(29,887)	(940)	(178)
Exercise stock options			3,572
Payment of dividends and interest on capital	(462,223)	(1,345)	(267,506)

Cash flows from financing activities	2,918,711	(355,789)	(565,149)

Cash and cash equivalents recorded on merger – BrT Part			235,943
Foreign exchange differences on cash equivalents	118,443

Cash flows for the year	2,787,569	1,499,496	238,883

Cash and cash equivalents

Cash and cash equivalents at end of year	6,004,506	3,216,937	1,717,441
Cash and cash equivalents at beginning of year	3,216,937	1,717,441	1,478,558

Increase in cash and cash equivalents	2,787,569	1,499,496	238,883

Additional disclosures relating to the statement of cash flows

Noncash transactions

	2011	2010	2009
Acquisition of property, plant and equipment and intangible assets incurring liabilities)	413,460	134,042	(307,076)
Dividends and interest on capital declared and not paid	251,433	539,658
Redeemable bonus shares	1,501,984
Offset of judicial deposits against provisions	254,693	338,225	70,256
Offset of judicial deposits against taxes	158,281	—	—

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

1.	GENERAL INFORMATION

Oi S.A. (“Company” or “Oi”), former Brasil Telecom S.A. or “BrT”, is a Switched Fixed-line Telephony Services (“STFC”) concessionaire, operating since July 1998 in Region II of the General Concession Plan (“PGO”), which covers the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul, and the Federal District, in the provision of STFC as a local and intraregional long-distance carrier. Since January 2004, the Company also provides domestic and international long-distance services in all Regions and local services outside Region II started to be provided in January 2005.

The Company is headquartered in Brazil, in the city of Rio de Janeiro, at Rua Humberto de Campos, 425 – 8º andar.

The Company also holds through its subsidiary 14 Brasil Telecom Celular S.A. (“BrT Celular”) a license to provide mobile telephony services in Region II.

The terms of the concession agreements and licenses above are disclosed in Note 3 (i) and Note 18.

The Company is registered with the Brazilian Securities and Exchange Commission (“CVM”) and the U.S. Securities and Exchange Commission (“SEC”). Its shares are traded on the São Paulo Stock Exchange (“Bovespa”) and its American Depositary Receipts (“ADRs”) are traded on the New York Stock Exchange (“NYSE”).

Beginning September 30, 2009, Company control started to be held directly by Coari Participações S.A. (“Coari”), which holds 79.63% (79.63% in 2010) of the voting capital and 48.20% (48.20% 2010) of total capital. Up to this date, the Company was a subsidiary of Brasil Telecom Participações S.A. (“BrT Part”), company incorporated on May 22, 1998 as a result of the privatization of the Telebrás System.

The corporate restructuring that resulted in the direct control of the Company by Coari is detailed in specific comments in this note (see “a” below) and resulted from the acquisition of the Company by Telemar Norte Leste S.A. (“TMAR”), which on January 8, 2009 acquired, though its indirect subsidiary Copart 1 Participações S.A. (“Copart 1”), the share control of BrT Part and the Company. Push down accounting was not applied, given the fact that the companies involved in this corporate restructuring were “non-substantive vehicles.”

The change in the share control of Brasil Telecom to TMAR consisted of the acquisition of 100% of the shares of Invitel S.A. (“Invitel”), which at the time held 99.99% of the shares of Solpart Participações S.A. (“Solpart”), which in turn was the holder of 51.41% of the voting capital and 18.93% of the total capital of BrT Part.

The Company Shares Purchase and Sale Agreement (the “Agreement”), entered into on April 25, 2008, was disclosed in a material fact notice by the involved companies, issued on the same date, and supplementary material fact notices were issued on events or facts inherent to the Agreement.

The Board of Directors approved these financial statements at the meeting held on April 27, 2012

As disclosed in Note 31 (a), a corporate reorganization was approved on February 27, 2012, consisting of the partial split-off of TMAR with the merger of the split-off portion by Coari Participações S.A. (“Coari”) followed by the merger of TMAR shares by Coari and the mergers of Coari and Tele Norte Leste Participações S.A. (“TNL”) with and into the Company.

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

As disclosed in Note 31 (a), the change of the Company’s corporate name from Brasil Telecom S.A. to Oi S.A. was approved on February 27, 2012.

The interests held in Company subsidiaries, less treasury shares, are as follows:

Company	Business	Direct 2011	Indirect 2011	Direct 2010	Indirect 2010
14 Brasil Telecom Celular S.A. (“BrT Celular”)	Mobile telephony – Region II	100%		100%
Brasil Telecom Comunicação Multimídia Ltda. (“BrT Multimídia”)	Data traffic	90.46%	100%	90.46%	100%
BrT Card Serviços Financeiros Ltda. (“BrT Card”)	Financial services	100%		100%
Vant Telecomunicações Ltda.	Multimedia communication	99.99%	100%	99.99%	100%
Brasil Telecom Call Center S.A. (“BrT Call Center”)	Call center and telemarketing services	100%		100%
BrT Serviços de Internet S.A. (“BrTI”)	Holding company	100%		100%
Agência O Jornal da Internet Ltda	Internet	30%		30%
iG Participações S.A. (“iG Part”)	Holding company	0.16%	100%	0.16%	100%
Internet Group do Brasil S.A. (“iG Brasil”)	Internet	13.64%	100%	13.64%	100%
Nova Tarrafa Participações Ltda (“NTPA”)	Holding company	100%		100%
Brasil Telecom Cabos Submarinos Ltda. (“BrT CS”)	Data traffic	99.99%	100%	99.99%	100%
Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (“BrT SCS Bermuda”) (1)	Data traffic		100%		100%
Brasil Telecom of America Inc. (“BrT of America”) (2)	Data traffic	100%		100%
Brasil Telecom de Venezuela, S.A. (“BrT Venezuela”) (3)	Data traffic	100%		100%
Brasil Telecom de Colombia, Empresa Unipersonal (“BrT Colombia”) (4)	Data traffic	100%		100%
Oi Paraguay Comunicaciones SRL (“Oi Paraguay”) (5)	Data traffic	100%
Sumbe Participações S.A.	Property Investments	100%	100%
Rio Alto Participações S.A.	Property Investments	100%	100%
Copart 5 Participações S.A. (“Copart 5”)	Property Investments	100%	100%

All Company subsidiaries are headquartered in Brazil except for the following:

1)	Headquartered in the Bermuda
2)	Headquartered in the United States of America
3)	Headquartered in Venezuela
4)	Headquartered in Colombia
5)	Headquartered in Paraguay

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(a)	Company corporate reorganization in 2009

The purpose of the corporate reorganization was to optimize the control structure, streamline cross-shareholdings, and use the synergy between activities, enhancing operational efficiency. The reorganization was conducted at carrying amounts as it consisted of a transaction between entities under common control. The reorganization was accounted for prospectively.

The reorganization was conducted in two stages, on July 31 and September 30, 2009, as described below:

(i)	Merger of Invitel by its subsidiary Solpart, with the resulting liquidation of Invitel on July 31, 2009.

(ii)	Merger of Solpart with and into its parent Copart 1, with the resulting liquidation of Solpart on July 31, 2009.

(iii)	Merger of Copart 1 with and into BrT Part, through which Coari, holder of 100% of the shares of Copart 1, received BrT Part shares in exchange for its Copart 1 shares, which was liquidated on July 31, 2009.

(iv)	Merger of Copart 2 with and into BrT, through which Coari, holder of 100% of the shares of Copart 2, received BrT shares in exchange for its Copart 2 shares, which was liquidated on July 31, 2009.

(v)	Merger of BrT Part with and into the Company, which was liquidated on September 30, 2009. As a result, Coari now holds 48.20% of the Company’s equity.

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

After all the mergers, the Company merged net assets total amounting to R$4,726,737, broken down as follows:

Cash and cash equivalents	235,943
Short-term investments	1,346,085
Judicial deposits	118,714
Other current assets	51,161
Current taxes payable	20,899
Deferred income taxes (i)	3,334,343
Other taxes	(119,991)
Other non-current assets	21
Property, plant and equipment	3,371
Intangible assets	10
Current liabilities	(138,766)
Provisions	(3,671)
Non-current liabilities	(121,382)

Merged net assets	4,726,737

(i)	Represents the tax benefit recorded in the holding companies relating to the acquisition of Brasil Telecom. For tax purposes, these holding companies had recorded a tax goodwill on the purchase of Brasil Telecom. Under Brazilian Securities and Exchange Commission (“CVM”) rules and Brazilian tax legislation, these companies qualified as “vehicle” holding companies incorporated only to acquire interests in other companies. Consequently, pursuant to CVM Instructions No. 319 and No. 349, the merger of “vehicle” holding companies with and into an operating company results in the recognition of a capital contribution by the surviving operating company of the tax benefit corresponding to the tax goodwill. This tax benefit is calculated as the amount of tax reduction corresponding to the amortization of the goodwill paid for tax purposes. As a result of the mergers, Brasil Telecom recorded this tax benefit amounting to R$3,334,343 thousand, which is effectively a tax credit that is used to reduce the amount of future current income taxes payable by Brasil Telecom. The Company had opted for the adoption of the Transitional Tax Regime (RTT).

The shareholding structure of the Company as at September 30, 2009 was follows:

Shareholding structure – Brasil Telecom S.A.
Shareholder	Common shares	%	Preferred shares	%	Total	%
Coari	161,990,001	79.63	128,675,049	32.20	290,665,050	48.20
Non-controlling shareholders	41,433,175	20.37	257,690,765	64.49	299,123,940	49.60
Treasury shares			13,231,556	3.31	13,231,556	2.20

Total	203,423,176	100.00	399,597,370	100.00	603,020,546	100.00

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(b)	TNL PCS S.A. (“TNL PCS”), Banco do Brasil S.A. (“Banco do Brasil”) and Cielo S.A. (“Cielo”) business partnership

On September 29, 2010, TNL PCS entered into a Business Partnership Agreement with Banco do Brasil and an Investment Agreement with Cielo.

The purpose of the agreement entered into by the Company, TMAR, TNL PCS, BrT Celular, Paggo Administradora, Way TV (merged by TNL PCS) and Banco do Brasil is to establish a business partnership for the issuance of co-branded, prepaid, credit cards, and other means of payment in the traditional format or that use mobile payment technology to offered to current and future customer base of TNL PCS.

The agreement entered into by TNL PCS, Paggo Acquirer, Cielo and CieloPar Participações Ltda. (“CieloPar”) sets out the interest of Paggo Acquirer and CieloPar in a new entity called Paggo Soluções de Meios de Pagamento S.A. (“Paggo Soluções”).

Paggo Soluções was established to engage in the capture, transmission, processing and financial settlement of business transactions originated from or competed in mobile handsets, using mobile payment technology; and promote the accreditation of the current and new merchants with its acquisition network of transaction originated in mobile handsets, using the existing nationwide relationships of the Company and Paggo Acquirer.

In February 28, 2011, after the authorization of the Brazilian Antitrust Agency (CADE), Paggo Acquirer and CieloPar started to hold 50% each of the capital of Paggo Soluções.

2.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of preparation

The financial statements have been prepared based on the historic cost, except for certain financial instruments measured at their fair values, as described in the accounting policies in (b) below.

The preparation of financial statements requires the use of certain critical accounting estimates and the exercise of judgment by the Company’s management in the application of the Group’s accounting policies. Those areas that involve a higher degree of judgment or complexity or areas where assumptions and estimates are significant are disclosed in note (c) below.

Consolidated Financial Statements

The Company’s consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (IASB).

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(b)	Significant accounting policies

Consolidation criteria

Consolidation was prepared in accordance with IAS 27 – Consolidated and Separate Financial Statements and incorporates the financial statements of the Company’s direct and indirect subsidiaries. The main consolidation procedures are as follows:

•	the balances of assets, liabilities, income and expenses, according to their accounting nature, are added up;

•	intragroup assets and liabilities and material income and expenses are eliminated;

•	investments and related interests in the equity of subsidiaries are eliminated;

•	non-controlling interest in equity and net income (loss) for the year are separately stated; and

•	exclusive investment funds (Note 9) are consolidated.

Foreign currency translation

Functional and presentation currency

The Company and its subsidiaries operate as holding company and telecommunications industry operators in Brazil, respectively, and engage in activities typical of this industry (see Note 1), and the Brazilian real (R$) is the currency used in their transactions.

To define its functional currency, management considered the currency that influences:

•	the sales prices of its goods and services;

•	the costs of services and sales;

•	the cash flows arising from receipts from customers and payments to suppliers;

•	interest, investments and financing.

Consequently, the functional currency of the Company and its subsidiaries is the Brazilian real (R$), the same currency used in the presentation of these financial statements.

Transactions and balances

Foreign currency-denominated transactions are translated into the functional currency using the exchange rate prevailing on the transaction date. The foreign exchange differences resulting on translation is recognized in the income statement.

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Group companies

The Company holds investments in companies with registered head office abroad, none of which uses a functional currency other than the Brazilian real (R$).

The Company has a subsidiary in Venezuela whose economy is considered a hyperinflationary economy under IAS 29, as cumulative inflation over three years exceeds 100%.

The Company’s management analyzed the effect of hyperinflation of the consolidated financial statements and concluded that the impact of inflation adjustment for the period is immaterial, as this subsidiary’s equity (base for the hyperinflationary effects) as at December 31, 2011, is R$2,658 (R$1,689 in 2010).

Non-monetary items indexed to a foreign currency

The Company and its subsidiaries do not have non-monetary items indexed to a foreign currency (other than the functional and presentation currency) as foreign subsidiaries are an extension of the operations of their Brazilian parent.

Segment information

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

Business combinations

The Company elected to adopt the exemption from the remeasurement of business combinations undertaken before the date of transition to IFRSs January 1, 2009—pursuant to IFRS 1. The excess amounts paid, therefore, are measured and classified using their original bases. The Company depreciates amounts recognized based on the appreciation of the acquired assets, according to the useful lives of the underlying assets, and tests such assets to determine any asset impairment losses when there is evidence of impairment; on the other hand, the Company tests for impairment amounts based on future earnings (goodwill) at least on an annual basis.

Cash and cash equivalents

Comprise cash and imprest cash fund, banks, and highly liquid short-term investments (usually maturing within less than three months), immediately convertible into a known cash amount, and subject to an immaterial risk of change in value, which are stated at fair value at the end of the reporting period and which do not exceed their market value, and whose classification is determined as shown below.

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Short- and long-term investments

Classified according to their purpose as: (i) held for trading securities; (ii) held to maturity; and (iii) available for sale.

Trading securities are measured at fair value and their effects are recognized in the income statement. Held-to-maturity investments are measured at cost plus income earned, less the allowance for adjustment to probable recoverable amount, when applicable, and its effects are recognized in the income statement. Available-for-sale investments are measured at fair value and their effects are recognized in valuation adjustments to equity, when applicable.

Trade receivables

Receivables from telecommunications services provide are stated at the tariff or service amount on the date they are provided and do not differ from their fair values. These receivables also include receivables from services provided and not billed by the end of the reporting period. The allowance for doubtful accounts estimate is recognized in an amount considered sufficient to cover possible losses on the realization of these receivables. The allowance for doubtful accounts estimate is prepared based on a history of default.

Inventories

Inventories are segregated and classified as described below:

•	Maintenance material inventories classified in current assets in accordance with the period in which they will be used are stated at average cost, not exceeding replacement cost.

•	Inventories for expansion, classified in property, plant and equipment, are stated at average cost and are used to expand the telephone plant.

•

Inventories of merchandise for resale classified in current assets are stated at average cost and are basically represented by handsets and accessories. Adjustments to net realizable value are recognized for handsets and accessories purchased for amounts that exceed their sales prices. Impairment losses are recognized for obsolete inventories.

Investments

Investments are carried at cost, less an allowance for write-down to realizable value, when applicable.

Property, plant and equipment

Property, plant and equipment are stated at cost of purchase or construction, less accumulated depreciation. Historical costs include expenses directly attributable to the acquisition of assets. They also include certain costs on facilities, when it is probable that the future economic benefits related to such costs will flow into the Company, and asset dismantlement, removal and restoration costs. Financial charges on obligations financing assets and construction works in progress are capitalized.

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

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

Assets under finance leases are recorded in property, plant and equipment at the lower of fair value or the present value of the minimum lease payments, from the initial date of the agreement.

Depreciation is calculated on a straight-line basis, based on the estimated useful lives of the assets, which are annually reviewed by the Company.

Intangible assets

Separately acquired intangible assets with finite useful lives are carried at cost less accumulated amortization and impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each annual reporting period, and the effect of any changes in estimates is accounted for on a prospective basis. Intangible assets with indefinite useful lives are carried at cost less accumulated impairment losses.

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

Directly attributable costs that are capitalized as part of software include the costs on the employees allocated to software development and an adequate portion of the applicable direct expenditure. Costs also include loans costs incurred during the software development period.

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Other development expenditure that does not meet these criteria is recognized as expenses, when incurred. Development costs previously recognized as expenses are not recognized as assets in a subsequent period.

Software development costs recognized as assets are amortized over its estimated useful life, which does not exceed five years.

Impairment of long-lived assets

Assets are tested for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets might be impaired. Long-lived assets may be identified as assets which have indefinite useful lives and assets subject to depreciation and amortization (property, plant and equipment and intangible assets). Impairment losses, if any, are recognized in the amount by which the carrying amount of an asset exceeds its recoverable value. Recoverable value is the higher of fair value less cost to sell and the value in use. In order to be tested for impairment, assets are grouped into the smallest identifiable group for which there are cash-generating units (CGUs), and projections are made based on discounted cash flows, supported by expectations on the Company’s operations.

The CGUs are the Company’s operating segments as they are the smallest separable cash-generating units.

Net Present Value (NPV) projections for the CGUs are prepared taking into consideration the following assumptions:

•	Entity-specific inputs: evidence of obsolescence or damage, discontinuation plans, performance reports, etc.;

•

External sources of inputs: market prices of the assets, technologic environment, market environment, economic environment, regulatory environment, legal environment, interest rates, return rates on investments, market value of Company shares, etc.

Said projections support the recovery of assets with indefinite useful lives. Additionally, Company tests did not show any evidences of impairment that would result in the realization of projections for assets with finite useful lives.

Discount to present value

The Company values its financial assets and financial liabilities to identify instances of applicability of the discount to present value. Leased assets were discounted to present value.

Generally, when applicable, the discount rate used is the average return rate on investments for financial assets or interest charged on Company loans for financial liabilities. The balancing item is the asset or liability that has originated the financial instrument, when applicable, and the deemed borrowing costs are allocated to the Company’s profits over the transaction term.

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The Company believes that none of the assets and liabilities as at December 31, 2011 and 2010 is subject to the discount to present value, in view of the following factors: (i) their nature; (ii) short-term realization of certain balances and transactions; (iii) absence of monetary assets and monetary liabilities with observable or unobservable embedded interest. Financial instruments measured at the amortized costs are adjusted for inflation using relevant contractual indices.

Impairment of financial assets

The Company assesses at the yearend whether there is objective evidence that financial assets or a group of financial assets is impaired. A financial asset or group of financial assets is considered impaired when there is objective evidence, as a result of one or more events that occurred after the initial recognition of the asset, that its recoverable amount has been reduced and when the estimated future cash flows have been impacted.

In the case of equity investments classified as available for sale, a significant or prolonged decline in their fair value below cost is also objective evidence of impairment.

Loans and financing

Carried at amortized cost, plus inflation adjustment or foreign exchange differences and interest incurred through the end of the reporting period.

Transaction costs incurred are measured at amortized cost and recognized in liabilities, as a reduction to the balance of loans and financing, and are expensed over the relevant agreement term.

Derivative instruments

Derivative instruments are contracted to mitigate exposure to market risks arising from changes in exchange rates on foreign currency-denominated debts and short-term investments held abroad, and also from changes in the floating rates of debt.

Derivatives are initially recognized at cost at the inception of the derivative contract and are subsequently measured at fair value. Changes in the fair value of any of these derivatives are recorded directly in the income statement.

In these financial statements neither the Company nor its subsidiaries used hedge accounting.

Financial liabilities and equity instruments

Debt or equity instruments issued the Company and its subsidiaries are classified as financial liabilities or equity instruments, according to the contractual substance of the transaction.

The Company and its subsidiaries have a share-based compensation program, whose related obligation will be settled with equity instruments. These options are priced at fair value on the grant date of the plans and are recognized in income statement on a straight-line based over the option’s vesting period. Accumulated balances are recognized in equity.

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Provisions

The amount recognized as provision is the best estimate of the disbursement required to settle the present obligation at the end of the reporting period, based on the opinion of the management and its in-house and external legal counsel, and the amounts are recognized based on the cost of the expected outcome of ongoing lawsuits.

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

The Company and its subsidiaries have defined benefit and defined contribution plans.

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

The fair value of the services received from employees and management in exchange for stock options is recognized as expenses during the vesting period as a balancing item to equity.

•

Employee profit sharing: the accrual includes the employee profit sharing plan is accounted for on the accrual basis and involves all eligible employees, proportionately to the period of time worked in the year, according to the Plan’s rules. The amount, which is paid by April of

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

the year subsequent to the year profit sharing is accrued, is determined based on the target program established with the employees’ unions, under a specific collective bargaining agreement.

Revenue recognition

Revenues correspond basically to the amount of the payments received or receivable from sales of services in the regular course of the Company’s and its subsidiaries’ activities.

Revenue is recognized when it can be reliably measured, it is probable that future economic benefits will be transferred to the Company, the transaction costs incurred can be measured, the risks and rewards have been substantially transferred to the buyer, and certain specific criteria of each of the Company’s activities have been met.

Service revenue is recognized when services are provided. Local and long distance calls are charged based on time measurement according to the legislation in effect. The services charged based on monthly fixed amounts are calculated and recorded on a straight-line basis. Prepaid services are recognized as unearned revenues and recognized in revenue as services are used by customers.

Revenue from sales of handsets and accessories is recognized when these items are delivered and accepted by the customers. Discounts on services provided and sales of cell phones and accessories are taken into consideration in the recognition of the related revenue. Revenues involving transactions with multiple elements are identified in relation to each one of their components and the recognition criteria are applied on an individual basis. Revenue is not recognized when there is significant uncertainty as to its realization.

Revenue from sales of payphone cards–Public Use Telephony (TUP)—is recognized when the credits are effectively consumed by the customers.

Customer loyalty program (“Oi Pontos”)

Subsidiary BrT Celular implemented a customer loyalty program (“Oi Pontos”), under which mobile telephony customers accumulate points related to the amounts paid for mobile telephony, fixed telephony, internet and pay TV services, which can be exchanged for mobile telephony service packages, events available at “Oi experiences” and/or transferred to the Multiplus Fidelidade Program (partner of said subsidiaries) to be exchanged for several other awards of this program, such as air tickets, fuel in Ipiranga gas stations, etc.

BrT Celular accounts for the points awarded under the program as a separately identifiable component of the sales transaction in which they are granted. The fair value of the consideration received or receivable in respect of the initial sale is allocated between the award credits and the other components of the sale. The consideration allocated to the points is measured by reference to their fair value, i.e., the amount for which the award credits could be sold separately. This amount is deferred and the related revenue is recognized when, and only when, the points are redeemed, expire, and/or are canceled (after 24 months). Revenue recognition is based on the number of points that have been redeemed in exchange for awards, as well as when they are canceled or expire, relative to the total number expected to be redeemed. This program began its effective operations in the first quarter of 2011 and its balance is recognized in liabilities, in line item ‘Unearned revenues’.

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Expense recognition

Expenses are recognized on the accrual basis, considering their relation with revenue realization. Prepaid expenses attributable to future years are deferred over the related periods.

Financial income and expenses

Financial income is recognized on the accrual basis and comprises interest on receivables settled after due date, gains on short- and long-term investments and gains on derivative instruments. Financial expenses represent interest effectively incurred and other charges on loans, financing, derivative contracts, and other financial transactions.

Current and deferred income tax and social contribution

Income tax and social contribution are recorded on the accrual basis. Said taxes attributed to temporary differences and tax loss carryforwards are recorded as assets or liabilities, as applicable, only under the assumption of future realization or payment. The Company prepares technical studies that consider the future generation of taxable income, according to management expectations, considering the continuity of the companies as going concerns. The Company writes down the carrying amount of deferred tax assets when it is not longer probable that sufficient taxable income will be available to allow the utilization of the whole or part of the deferred tax assets. Any write-down to deferred tax assets is reversed when it is probable that sufficient taxable income will be available. The technical studies are updated annually, approved by the Board of Directors and reviewed by the Supervisory Board, and the tax credits are adjusted based on the results of these reviews. Deferred tax assets and liabilities are measured using the tax rates applicable for the period in which the liability is expected to be settled or the asset is expected to be realized, based on the tax rates set forth in the tax law prevailing at the end of each reporting period, or when new legislation has been substantially approved. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the end of each reporting period, to recover or settle the carrying amount of these assets and liabilities.

Government grants and government assistance

Government grants are initially recognized as deferred revenue at fair value when there is reasonable assurance that they will be received and that the Company will comply with the conditions attaching to them. Government grants received as compensation for Company’s expenses incurred are recognized as income on a systematic basis in the same periods when such expenses are recognized, and grants received as compensation for the cost on an asset are recognized as income on a systematic basis over the useful life of the asset.

Earnings per share

Basic earnings per share are calculated using net income for the period attributable to controlling shareholders of the Company, divided by the weighted average number of common and preferred

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

shares outstanding in the period. Diluted earnings per share are calculated using said weighted average number of outstanding shares adjusted by potentially dilutive convertible instruments in the reporting periods, pursuant to IAS 33.

Statements of cash flows

The statement of cash flows is prepared in accordance with IAS 7, under the indirect method. The Company classifies in line item ‘Cash and cash equivalents’ the balances amounts immediately convertible into cash and highly-liquid investments (usually with maturities of less than three months) subject to an immaterial risk of change in value.

Cash flows are classified in the statements of cash flows, depending of their nature, as (i) operating activities; (ii) investing activities; and (iii) financing activities. Cash flows arising from operating activities basically comprise trade receivables, trade payables, personnel expenses, financial charges, and losses on lawsuits. Cash flows arising from investing activities basically comprise the acquisition and disposal of investments, judicial deposits and withdrawals, and cash payments and cash receipts from the purchase and sale of property, plant and equipment, intangibles and other long-term assets. Cash flows arising from financing activities basically comprise cash payments and cash proceeds related to loans and financing, loans, and dividends and interest on capital.

(c)	Estimates and critical accounting judgments

In preparing the financial statements, the Company’s management uses estimates and assumptions based on historical experience and other factors, including expected future events, which are considered reasonable and relevant. The use of estimates and assumptions frequently requires judgments related to matters that are uncertain with respect to the outcomes of transactions and the amount of assets and liabilities. Actual results of operations and the financial position may differ from these estimates. The estimates that represent a significant risk of causing material adjustments to the carrying amounts of assets and liabilities are as follows:

Revenue recognition and trade receivables

The Company’s revenue recognition policy is significant as it is a material component of operating results. Pricing undertaken by management, collection ability, and the right to receive certain network usage revenue are based on judgment related to the nature of the tariff collected for the services provided, the price of certain products, and the right to collect this revenue. If changes in conditions cause management to conclude that such criteria are not met in certain operations, the amount of trade receivables might be affected. In addition, the Company depends on guidelines to measure certain revenue set by the ANATEL (Brazilian telecommunications industry regulator).

Provisions for doubtful accounts

The allowance for doubtful accounts is set to recognize probable losses on receivables, as described in note 2, taking into account the actions taken to restrict the provision of services to and collect default customers.

The Company’s management includes government entities, corporate customers, and other providers of telecommunications services in the base to calculate the allowance. There are cases of agreements with certain customers to collect past-due receivables, including agreements that allow customers to settle their debts in installments. The actual amounts not received may be different from the allowance recognized, and additional accruals might be required.

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Depreciation and amortization of assets with finite useful lives

Property, plant and equipment items and intangible assets with finite useful lives are depreciated and amortized, respectively, on a straight-line basis, over the useful live of the related asset. The depreciation and amortization rates of the most significant assets are shown in Notes 17 and 18, respectively.

The useful lives of certain assets may vary as they are used in the fixed-line or mobile telephony segments. The Company reviews the useful lives of assets on annual basis.

Impairment of long-lived assets

The Company tests property, plant and equipment items and intangible assets for impairment either in light of decisions to discontinue activities where such assets are used or when there are evidences that the future operating revenue will not be sufficient to assure their realization.

Assets with finite useful lives are tested for impairment whenever events or changes in circumstances indicate that the asset might be impaired. The Company tests assets with indefinite useful lives (goodwill) for impairment at least annually in accordance with the accounting policy described in note 2 (b).

The recoverable amounts of assets are determined by comparing the calculations of their value in use and their sales prices. These calculations require the use of judgments and assumptions. The determination of fair values and discounted future operating cash flows requires that the Company makes certain assumptions and estimates with respect to projected cash inflows and cash outflows related to future revenue, costs and expenses. These assumptions and estimates may be influenced by different external and internal factors, such as economic trends, industry trends and interest rates, changes in business strategies, and changes in the type of services and products sold by the Company to the market. The use of different assumptions can significantly change our financial statements.

Provisions

The Company recognizes provisions for losses in labor, tax and civil lawsuits, as administrative proceedings, as presented in note 23. The recognition of a provision for contingent liabilities is based on the assessment of the risk of loss made for each proceeding, which includes assessing available evidences and recent decisions, and reflects a reasonable estimate as assessed by management, the General Counsel, and the outside legal counsel. It is possible that the assumptions used to estimate the provision for contingent liabilities change, which can, therefore, result in changes in future provisions for contingent liabilities.

Derivative instruments

Derivative financial instruments are recognized at fair value based on future cash flow estimates associated to each instrument contracted. The estimates presented may not necessarily be indicative

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

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

The Company regularly tests deferred tax assets for impairment and recognizes an allowance for impairment losses when it is probable that these assets may not be realized, based on the history of taxable income, the projection of future taxable income, and the time estimated for the reversal of existing temporary differences. These calculations require the use of estimates and assumptions. The use of different estimates and assumptions could result in the recognition of an allowance for impairment losses for the entire or a significant portion of the deferred tax assets.

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

Seasonality

The Company and its subsidiaries do not have material seasonal operations.

(d)	New and revised standards and interpretations

New standards that became effective in 2011 but that did not affect the consolidated financial statements

The adoption of new and revised IFRSs that became effective in 2011 had no impact, individually or in aggregate, on the amounts reported and/or disclosed for the current and prior years; however, they could affect the accounting of future transactions or arrangements.

Amendments to IAS 1 Presentation of Financial Statements (as part of the improvements to IFRSs issued in 2010): clarify that an entity can elect to disclose an analysis of other comprehensive income by item either in the statement of changes in equity or in notes to the financial statements.

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

IAS 24 Related Party Disclosures: IAS 24 (as revised in 2009) has been revised on the following two aspects: (a) IAS 24 (as revised in 2009) introduces a partial exemption from the disclosure requirements for government-related entities and (b) IAS 24 (as revised in 2009) has changed the definition of a related party.

Amendments to IAS 32 Classification of Rights Issues: address the classification of certain rights issues denominated in a foreign currency as either equity instruments or as financial liabilities.

Amendments to IFRIC 14 Prepayments of a Minimum Funding Requirement: the amendments address, among other aspects, when refunds or reductions in future contributions should be regarded as available in accordance with paragraph 58 of IAS 19.

IFRIC 19 Extinguishing Financial Liabilities with Equity Instruments: provides guidance on the accounting for the extinguishment of a financial liability by the issue of equity instruments.

Amendments to IFRS 3 Business Combinations: clarifies the measurement choice regarding non-controlling interests at the date of acquisition is only available in respect of non-controlling interests that are present ownership interests and that entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation. All other types of non-controlling interests are measured at their acquisition-date fair value, unless another measurement basis is required by other standards. In addition, IFRS 3 was amended to provide more guidance regarding the accounting for share-based payment awards held by the acquiree’s employees.

Standards and interpretations not yet effective and not yet adopted

Amendments to IFRS 7 Disclosures - Transfers of Financial Assets (i): increase the disclosure requirements for transactions involving transfers of financial assets. These amendments are intended to provide greater transparency around risk exposures when a financial asset is transferred but the transferor retains some level of continuing exposure in the asset. The amendments also require disclosures where transfers of financial assets are not evenly distributed throughout the period.

Amendments to IFRS 7 Disclosures — Offsetting Financial Assets and Financial Liabilities: Amends the disclosure requirements in IFRS 7 Financial Instruments (ii) : Disclosures to require information about all recognised financial instruments that are set off in accordance with paragraph 42 of IAS 32 Financial Instruments: Presentation The amendments also require disclosure of information about recognised financial instruments subject to enforceable master netting arrangements and similar agreements even if they are not set off under IAS 32. The IASB believes that these disclosures will allow financial statement users to evaluate the effect or potential effect of netting arrangements, including rights of set-off associated with an entity’s recognised financial assets and recognised financial liabilities, on the entity’s financial position.

IFRS 9 Financial Instruments (ii): introduces new requirements for the classification, measurement and derecognition of financial assets. The most significant effect of the new standard relates to the accounting for changes in the fair value of a financial liability (designated as at fair value through profit or loss) attributable to changes in the credit risk of that liability. Thus, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

liability is presented in ‘Other comprehensive income’, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss.

IFRS 10 Consolidated Financial Statements (ii): replaces the parts of IAS 27 Consolidated and Separate Financial Statements that deal with consolidated financial statements. SIC-12 Consolidation—Special Purpose Entities has been withdrawn upon the issuance of IFRS 10. Under IFRS 10, there is only one basis for consolidation, that is control. In addition, IFRS 10 includes a new definition of control.

IFRS 11 Joint Arrangements (ii): replaces IAS 31 Interests in Joint Ventures and deals with how a joint arrangement of which two or more parties have joint control should be classified.
IFRS 12 Disclosure of Interests in Other Entities (ii): is a disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the disclosure requirements in IFRS 12 are more extensive than those in the current standards.

IFRS 13 Fair Value Measurement (ii): establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The standard defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements.

Amendments to IAS 1 Presentation of Items of Other Comprehensive Income (iii): permit presenting profit or loss and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require additional disclosures to be made in the other comprehensive income section such that items of other comprehensive income are grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that will be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis.

IAS 19 (as revised in 2011) Employee Benefits (ii): the amendments to IAS 19 change the accounting for defined benefit plans and termination benefits.

IAS 27 (as revised in 2011) Separate Financial Statements (ii): the amendments reflect the changes in the accounting for non-controlling interests (minority interests) and relate primarily to accounting for increases and decreases in ownership interests in subsidiaries after control is obtained, accounting for loss of control of subsidiaries, and the allocation of profit or loss to controlling and non-controlling interests in a subsidiary.

IAS 28 (as revised in 2011) Investments in Associates and Joint Ventures (ii): the objective of the amendment to IAS 28 was to clarify that: (i) an investment in an associate is treated as a single asset for impairment testing in accordance with IAS 36 Impairment of Assets; (ii) any impairment recognized is not allocated to any specific assets (notable goodwill); and (iii) reversed impairment losses are recognized as an adjustment to the carrying amount of the associate provided and to the extent that the recoverable amount of the investment increases.

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(i) Effective for annual periods beginning on or after July 1, 2011.

(ii) Effective for annual periods beginning on or after January 1, 2013.

(iii) Effective for annual periods beginning on or after July 1, 2012.

3.	DERIVATIVE INSTRUMENTS AND RISK ANALYSIS

Financial risk management

The Company’s and its subsidiaries’ activities expose them to several financial risks, such as: market risk (including currency fluctuation risks, interest rate risk on fair value and cash flows, and price risk), credit risk, and liquidity risk. The Company uses derivative instruments to protect it against certain exposures to these risks.

Risk management is carried out by the Company’s treasury officer, in accordance with the policies approved by management.

The Financial Risk Management Policy (the “Policy”), approved by the Board of Directors, documents the management of exposures to market risk factors generated by the financial transactions of the Oi Group companies. Under the Policy, market risks are identified based on the features of financial transactions contracted and to be contracted during the year. Several scenarios are then simulated for each of the risk factors using statistical models, used as basis to measure the impacts the on Group´s financial income (expenses). Based on this analysis, the Executive Committee annually agrees with the Board of Directors the Risk Guideline to be followed in each financial year. The Risk Guideline is equivalent to the worst expected impact of financial income (expenses) on the Group’s net income, with 95% of level of confidence. To ensure a proper risk management, according to the Risk Guideline, the treasury can contract hedging instruments, including derivative transactions such as swaps and currency forwards. The Company and its subsidiaries do not use derivative instruments for other purposes.

With the approval of the Policy, a Financial Risk Management Committee that meets monthly was created, currently consisting of the CEO, the CFO, the Regulatory Affairs Officer, the Planning and Development Officer, the Tax Officer, the General Controller, and the Treasury Officer, and the Internal Audit Officer as observer.

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

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The method used for calculation of the fair value of derivative instruments was the future cash flows associated to each instrument contracted, discounted at market rates prevailing at December 31, 2011.

The fair value of securities traded in active markets is equivalent to the amount of the last closing quotation available at the end of the reporting period, multiplied by the number of outstanding securities. The fair values of contracts where the current contractual terms and conditions are similar to those originally contracted or for which there are no quotation or contracting benchmarks are similar to their carrying amounts.

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

IFRS 7 establishes a three-level hierarchy to measure and disclose fair value. The classification of an instrument in the fair value measurement hierarchy is based on the lowest level of input significant for its measurement. We present below a description of the three-level hierarchy:

Level 1 — inputs are determined using quoted prices in an active market for identical assets or liabilities on measurement date. Additionally, an entity must have the possibility of trading in such active market and the quoted price cannot be adjusted by the entity.

Level 2 — Inputs other than the quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active; or inputs that are observable for the asset or liability or that can support the observed market inputs by correlation or otherwise for substantially all the asset or liability.

Level 3 — unobservable inputs are inputs based on little or no market activity. These inputs represent management’s best estimates of how market participants could attribute a price to an asset or liability. Generally, Level 3 assets and liabilities are measured using pricing models, discounted cash flows, or similar methodologies that require significant judgment or estimates.

Under IFRS 7, the Company measures its cash equivalents, short- and long-term investments, and derivative instruments at fair value. Cash equivalents, short- and long-term investments, and derivative instruments are classified as Level 2 since they are measured using market prices for similar instruments.

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The table below summarizes our financial assets and financial liabilities carried at fair value at December 31, 2011 and 2010. We also show the corresponding hierarchy levels for financial assets and financial liabilities recognized at fair value:

	2011
	Accounting measurement	Fair value measurement hierarchy	Carrying amount	Fair value
Assets

Cash equivalents	Fair value	Level 2	5,868,374	5,868,374

Short- and long-term investments	Fair value	Level 2	1,097,354	1,097,354

Trade receivables (***)	Amortized cost		2,010,487	2,010,487

Derivative instruments	Fair value	Level 2	7,186	7,186

Dividends and interest on capital receivable	Amortized cost

Due from related parties	Amortized cost		2,217,682	2,331,243

Liabilities

Trade payables (***)	Amortized cost		1,840,552	1,840,552

Loans and financing

Loans and financing (*)	Amortized cost		3,996,588	3,926,816

Debentures	Amortized cost		4,108,623	4,145,270

Derivative instruments	Fair value	Level 2	25,698	25,698

Dividends and interest on capital	Amortized cost		307,720	307,720

Licenses and concessions payable (**)	Amortized cost		676,481	676,481

Redeemable bonus shares	Amortized cost		1,501,984	1,501,984

Tax refinancing program	Amortized cost		446,428	446,428

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

	2010
	Accounting measurement	Fair value measurement hierarchy	Carrying amount	Fair value

Assets

Cash equivalents	Fair value	Level 2	3,086,764	3,086,764

Short- and long-term investments	Fair value	Level 2	832,077	832,077

Trade receivables (***)	Amortized cost		2,069,908	2,069,908

Due from related parties	Amortized cost		1,911,134	2,042,397

Liabilities

Trade payables (***)	Amortized cost		1,636,598	1,636,598

Loans and financing

Loans and financing (*)	Amortized cost		3,273,677	3,273,677

Debentures	Amortized cost		1,091,409	1,123,890

Derivative instruments	Fair value	Level 2	70,719	70,719

Dividends and interest on capital	Amortized cost		568,840	568,840

Licenses and concessions payable (**)	Amortized cost		756,631	756,631

Tax refinancing program	Amortized cost		429,962	429,962

(*)	A significant portion of the balance consists of loans and financing from the BNDES and other related parties for which there is no market and for which, therefore, no significant adjustments to fair value have been identified.
(**)	There is no market for licenses and concessions payable and tax refinancing program and, therefore, they are not adjusted to fair value.
(***)	Near term maturity / settlement, therefore, they are not adjusted to fair value.

(b)	Measurement of financial assets and financial liabilities at amortized cost

We concluded that the discount to present value of financial assets and financial liabilities under the amortized cost method does not apply, based on the valuation made for this purpose, for the following main reasons:

•	Trade receivables: near-term maturity of bills.

•	Trade payables, dividends and interests on capital: all obligations are due to be settled in the short term.

•	Loans and financing: all transactions are adjusted for inflation based on contractual indices.

•	Licenses and concessions payable: all obligations arising from licenses are adjusted for inflation based on contractual indices.

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(c)	Foreign exchange risk

Assets

Foreign-currency cash equivalents and short- and long-term investments are basically maintained in time deposits.

The risk associated to these assets arises from the possible exchange rate fluctuations that may reduce the balance of these assets. The Company’s and its subsidiaries’ assets subject to this risk represent approximately 26.5% (1.9% in 2010) of our total cash and cash equivalents and short- and long-term investments.

These assets are presented in the balance sheet as follows:

	2011		2010
	Carrying amount	Fair value	Carrying amount	Fair value
Assets
Cash equivalents	1,299,466	1,299,466	74,098	74,098

Liabilities

The Company and its subsidiaries have foreign currency-denominated loans and financing. The risk associated with these liabilities is related to the possibility of fluctuations in foreign exchange rates that could increase the balance of such liabilities. Company and subsidiary loans exposed to this risk represent approximately 0.01% (1.3% in 2010) of total liabilities from loans and financing. Out of the consolidated foreign currency-denominated debt, 100.0% (100.0% in 2010) is protected by exchange swaps.

The Company protected all transactions in a foreign currency (yen) terminated in the first quarter with exchange swaps. The unrealized gains or losses on exchange swap hedging transactions are recognized in the income statement, according to each instrument’s position.

Swap derivative instruments are summarized as follows:

	Index	Maturity	Notional amount		Fair value
			2011	2010	2011	2010
Swaps
Asset position

Foreign currency – yen	US$ + 1.9%	Mar 2011		54,111		44,396

Liability position

Interest rate – CDI	93.2% to 97.0% of CDI	Mar 2011		(54,111)		(115,115)

Net amount						(70,719)

Yen to CDI swap (plain vanilla)

Counterparty: Citibank, JP Morgan and Santander.

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The Company entered into exchange swaps (plain vanilla) to protect its cash flows related to its yen-denominated liabilities with final maturity in March 2011. Under these contracts, the Company had a asset position in yen, plus fixed rate, and a liability position pegged to a percentage if the daily interest rate (CDI), thus protecting against yen fluctuation in related to the Brazilian real, which effectively represented a swap of the yen cost plus 1.9% per year for a weighted average rate equivalent to 95.9% of CDI at the end of the contract. The transactions were duly registered with CETIP S.A. and terminated with the maturity of the underlying debt in March 2011.

US$/R$ non-deliverable forwards (NDFs)

In September 2011, the Company entered into future US dollar sales using non-deliverable forwards (NDFs) to protect against a depreciation of the Brazilian real in relation to the US dollar. The main strategy for these contracts is to set the foreign exchange rate for the contract period at a fixed amount, thus mitigating the risk of fluctuations unfavorable to the Company’s US dollar-denominated short-term investments abroad before the remittance to Brazil of the funds from the bond issued on September 15, 2011.

The amounts of NDF derivative instruments are summarized as follows:

						Fair value
				Notional amount		Amounts (payable)/ receivable
	Index	Forward	Maturity	2011	2010	2011	2010
US$/R$ NDFs (i)	US$	1.8620 to 1.8620	Jan 2012
Asset position				465,500		7,186

US$/R$ NDFs (i)	US$	1.7732 to 1.8741	Feb 2012
Liability position				1,108,463		(25,698)

Counterparty:

(i)	Citibank, Deutsche and HSBC

As at December 31, 2011 and 2010, the amounts shown below were recorded as gain or loss on derivatives (see note 7):

	2011	2010	2009
Gain/(loss) on currency swaps	(2,434)	(8,899)	(100,930)
Currency forwards and options	(46,817)

Total	(49,251)	(8,899)	(100,930)

Foreign exchange risk sensitivity analysis

As at December 31, 2011, the Company basically holds assets represented by cash equivalents and short-term investments exposed to US dollar fluctuation against the Brazilian real. To reduce its foreign exchange exposure of the US dollar-denominated asset the Company contracted a non-deliverable forward (NDF) to protect for the Brazilian real appreciation against the US dollar that would result in a decrease of its asset.

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The sensitivity analysis takes into consideration 25% and 50% depreciations of the US dollar in relation to the Brazilian real (exchange rate US$1 = R$1.8758). Management believes that the 25% depreciation (exchange rate US$1 = R$2.3448) represents a possible exchange fluctuation scenario and that the 50% depreciation (exchange rate US$1 = R$2.8137) represents a remote exchange fluctuation scenario.

A 25% and 50% appreciation of the Brazilian real against the US dollar would have an adverse impact on the Company’s consolidated net income of approximately R$128,792 and R$214,653, respectively.

Exchange rate scenarios
	Rate
Description	2010	Depreciation
Probable scenario
US dollar	1.6662	0%
Japanese yen	0.0203	0%
Currency basket	0.0334	0%
Possible scenario
US dollar	2.0828	25%
Japanese yen	0.0253	25%
Currency basket	0.0418	25%
Remote scenario
US dollar	2.4993	50%
Japanese yen	0.0304	50%
Currency basket	0.0501	50%

As at December 31, 2010, the impact on the fair value of financial instruments subject to the foreign exchange risk, in the estimated scenarios, is as follows:

Foreign exchange exposure on:
Transaction	Risk	Balance in 2010
Probable scenario
US dollar debt	Dollar appreciation	2,617
US dollar cash	Dollar depreciation	(84,239)
Yen debt	Yen appreciation	44,546
Derivative instruments (net position - yen)	Yen depreciation	(44,396)
Currency basket debt	Increase in currency basket rate	9,068

Total pegged to exchange rate		(72,404)

Possible scenario
US dollar debt	Dollar appreciation	3,271
US dollar cash	Dollar depreciation	(105,299)
Yen debt	Yen appreciation	55,683
Derivative instruments (net position - yen)	Yen depreciation	(55,495)
Currency basket debt	Increase in currency basket rate	11,335

Total pegged to exchange rate		(90,505)

Remote scenario
US dollar debt	Dollar appreciation	3,926
US dollar cash	Dollar depreciation	(126,359)
Yen debt	Yen appreciation	66,819
Derivative instruments (net position - yen)	Yen depreciation	(66,594)
Currency basket debt	Increase in currency basket rate	13,602

Total pegged to exchange rate		(108,606)

Estimated impacts on fair value of financial instruments
Possible scenario - probable scenario		(18,101)
US dollar		(20,406)
Japanese yen		38
Currency basket		2,267
Remote scenario - probable scenario		(36,202)
US dollar		(40,811)
Japanese yen		75
Currency basket		4,534

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(d)	Interest rate risk

Assets

Cash equivalents and short- and long-term investments in local currency are maintained in financial investment funds exclusively (FIFs) managed for the Oi Group companies and investments in own portfolio of private securities (floating rate CDBs) issued by prime financial institutions.

Due from related companies refer to private debentures issued by Telemar Norte Leste S.A. (“TMAR”) which pay interest pegged to the CDI.

The interest rate risk linked to these assets arises from the possibility of decreases in these rates and consequent decrease in the return on these assets.

These assets are presented in the balance sheet as follows:

	2011		2010
	Carrying amount	Fair value	Carrying amount	Fair value
Assets
Cash equivalents	5,868,374	5,868,374	3,086,764	3,086,764
Short- and long-term investments	1,097,354	1,097,354	832,077	832,077
Due from related parties (*)	2,217,682	2,331,243	1,911,134	2,042,397

Total	9,183,410	9,296,971	5,829,975	5,961,238

Current	6,952,401	6,952,401	3,918,841	3,918,841
Non-current	2,231,009	2,344,570	1,911,134	2,042,397

(*)	Refer to private debentures issued by TMAR (Note 11).

Liabilities

The Company has loans and financing in local currency subject to the following indices: Long-term Interest Rate (TJLP) and the Interbank Deposit Rate (CDI). loans exposed to this risk account for approximately 76.7% (81.6% in 2010) of total liabilities from loans and financing.

The risk inherent to these liabilities arises from the possibility of fluctuations in these rates that impact their cash flows. The Company has no derivative transactions to protect its liabilities against interest rate risk. We continuously monitor these market rates to assess the possible contracting of instruments to hedge against the risk of fluctuation of these rates.

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Interest rate fluctuation risk sensitivity analysis

Management believes that the most material risk related to interest rate fluctuations arises from its liabilities pegged to the CDI and TJLP. This risk is associated to an increase in those rates.

As at December 31, 2011, management estimated the fluctuation scenarios of the DI and TJLP rates. The rates used for the probable scenario were the rates prevailing at the end of the reporting period. These rates have been stressed by 25 and 50 percent, and used as benchmark for the possible and remote scenarios.

Interest rate scenarios
Probable scenario		Possible scenario		Remote scenario
CDI	TJLP	CDI	TJLP	CDI	TJLP
10.87%	6.00%	13.59%	7.50%	16.31%	9.00%

As at December 31, 2011, management estimated the future outflows for the payment of interest and principal of its debt pegged to CDI and TJLP based on the interest rates above, also assuming that all interest and principal payments would be made on the scheduled maturity dates. The outflows for repayment of Oi Group related party debt were not considered. The impact of hypothetical increases of interest rates can be measured by the difference in the future flows in the possible and remote scenarios compared to the probable scenario, where there is no estimate of increase. Such sensitivity analysis considers payment outflows in future dates. Thus, the aggregate of the amounts for each scenario is not equivalent to the fair values, or even the present values of these liabilities. The fair values of these liabilities, should the Company’s credit risk remain unchanged, would not be impacted in the event of fluctuations in interest rates, as the interest rates used to estimate future cash outflows would be the same rates that discount such flows to present value.

Additionally, the Company has cash equivalents and short- and long-term investments in floating rate securities whose yield would also increase in the possible and remote scenarios, thus offsetting part of the impact of the increase of interest rates on debt payment outflows. However, as the estimated maturities are different from the maturities of financial liabilities, the impact of the scenarios on such assets has not been considered. The balances of cash equivalents and short- and long-term investments are disclosed in Note 9.

The impacts of exposure to interest rates, in the sensitivity scenarios estimated by the Company, are shown in the table below:

Transaction	Individual risk	Up to 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Probable scenario
CDI pegged debt	CDI increase	477,923	819,228	790,141	444,167	2,531,459
TJLP pegged debts	TJLP increase	180,677	192,199	85,887	26,253	485,016
US LIBOR pegged debts	US LIBOR increase	5	1			6

Total pegged to interest rates		658,605	1,011,428	876,028	470,420	3,016,481

Possible scenario
CDI pegged debt	CDI increase	567,315	999,980	965,403	545,765	3,078,463
TJLP pegged debts	TJLP increase	186,132	221,545	109,833	53,036	570,546
US LIBOR pegged debts	US LIBOR increase	5	1			6

Total pegged to interest rates		753,452	1,221,526	1,075,236	598,801	3,649,015

Remote scenario
CDI pegged debt	CDI increase	655,666	1,179,229	1,139,222	647,284	3,621,401
TJLP pegged debts	TJLP increase	191,563	251,299	134,846	81,781	659,489
US LIBOR pegged debts	US LIBOR increase	5	1			6

Total pegged to interest rates		847,234	1,430,529	1,274,068	729,065	4,280,896

Estimated impacts on fair value of financial instruments
Possible scenario – probable scenario		94,847	210,098	199,208	128,381	632,534
CDI		89,392	180,752	175,262	101,598	547,004
TJLP		5,455	29,346	23,946	26,783	85,530
Remote scenario - probable scenario		188,629	419,101	398,040	258,645	1,264,415
CDI		177,743	360,001	349,081	203,117	1,089,942
TJLP		10,886	59,100	48,959	55,528	174,473

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(e)	Credit risk

The concentration of credit risk associated to trade receivables is immaterial due to the diversification of the portfolio. Doubtful receivables are adequately covered by a provision for doubtful accounts.

Transactions with financial institutions (financial investments and loans and financing) are made with prime entities, avoiding the concentration risk. The credit risk of financial investments is assessed by setting caps for investment in the counterparts, taking into consideration the ratings released by the main international risk rating agencies for each one of such counterparts.

(f)	Liquidity risk

The liquidity risk also arises from the possibility of the Company being unable to discharge its liabilities on maturity dates and obtain cash due to market liquidity restrictions.

Management uses its resources mainly to fund capital expenditures incurred on the expansion and upgrading of the network, invest in new businesses, pay dividends, and refinance its debt.

Conditions are met with internally generated cash flows, short- and long-term debt, and third-party financing. These sources of funds, coupled with the Company’s solid financial position, will continue to ensure the compliance with established capital requirements.

The Oi Group has a revolving credit facility that increases short-term liquidity and increases the cash management efficiency, and is consistent with its capital cost reduction strategic focus. The revolving credit facility was contracted in November 2011 with a syndicate consisting of several global banks, as described in Note 19.

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(g)	Risk of acceleration of maturity of loans and financing

Under some debt instruments of the Company, default events can trigger the accelerated maturity of other debt instruments. The impossibility to incur in new debt might prevent such companies from investing in their business and incur in required or advisable capital expenditures, which would reduce future sales and adversely impact their profitability. Additionally, the funds necessary to meet the payment commitments of the loans raised can reduce the amount of funds available for capital expenditures.

The risk of accelerated maturity arising from noncompliance of financial covenants associated to the Group’s debts is detailed in Note 19, ‘Covenants’.

(h)	Contingent liabilities

Contingent liabilities are assessed according to the likelihood of disbursement and are classified in provisions and contingent liabilities, as prescribed by IAS 37. Provisions include contingencies assessed as a probable risk, recognized in liabilities in view of the existing present obligation as a result of a past event, and because it is probable that a disbursement of funds will be required to settle the obligation. Details on these risks are presented in note 23.

(i)	Regulatory risk

Even though telecommunications services regulations in general are quite comprehensive, they are still quite restrictive when it comes to utility services, as defined by the General Telecommunications Law (LGT), as the case of STFC. As a result, most of the regulatory risks and obligations refer to this service, which is material for the Company’s activities.

Concession agreements

The Company has entered into local and domestic long-distance STFC concession arrangements with ANATEL, effective from January 1, 2006 to December 31, 2025. These concession agreements, which provide for reviews on a five-year basis, in general have a higher degree of intervention in the management of the business than the licenses to provide private services, and also include several consumer protection provisions, as perceived by the regulator. The main features are:

(i)	the price (fee) of the public service concession is defined as two percent of annual revenue net of taxes, paid every two years, starting 2006, and the first payment was made on April 30, 2007. Under this calculation method, the concession fee is one percent of net revenue net of taxes for each financial year;

(ii)	the imposition of universal access targets that can be revised every five years, as provided for by said concession arrangements. The imposition of new targets that result in additional expenses for the Company must always be accompanied by an indication of the sources of the related funds. On June 30, 2011, the company entered into with ANATEL and the Ministry of Communications revisions to the STFC concession agreements effective for the period 2011-2015. See Note 30 for further details;

(iii)	possibility of the Regulator imposing alternative mandatory offer plans;

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(iv)	introduction of the Regulator’s right to intervene in and change the concessionaire’s agreements with third parties;

(v)	inclusion of parent company’s, subsidiary’s, associate’s and third parties’ assets, indispensable to the concession, as returnable assets;

(vi)	creation of a users’ board in each concession; and

(vii)	network usage tariffs are defined as a percentage of the public local and domestic long distance tariff until the effective implementation of cost model by service/modality, as prescribed by the General Regulation Updating Plan (“PGR”).

(j)	Capital management

The Company manages its equity structure, which consists of a ratio of financial debts to own capital (equity, retained earnings, and income reserves) according to best market practices.

The objective of capital management is to ensure that liquidity levels and financial leverage that allow the sustained growth of the Group, the compliance with the strategic investment plan, and returns to our shareholders.

The Company may change its capital structure, according to existing economic and financial conditions, to optimize its financial leverage and debt management.

The indicators used to measure capital structure management are: gross debt to gross debt to accumulated twelve-month EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization), net debt (total debt less cash and cash equivalents and short- and long-term investments) to accumulated twelve-month EBITDA, and the interest coverage ratio, as follows:

Gross debt to EBITDA	from 2x to 4x
Net debt to EBITDA	from 1.4x to 2x
Interest coverage ratio (*)	greater than 1.75

(*)	Measures the Company’s ability to settle its future interest obligations.

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

4.	NET OPERATING REVENUE

	2011	2010	2009

Gross operating revenue	16,406,661	17,619,050	17,820,920

Deductions from gross revenue	(7,161,406)	(7,355,758)	(6,901,030)
Taxes	(3,331,372)	(3,645,824)	(3,942,981)
Other deductions	(3,830,034)	(3,709,934)	(2,958,049)

Net operating revenue	9,245,255	10,263,292	10,919,890

5.	EXPENSES BY NATURE

The Company elected to report the income statement by function. Breakdown of expenses by nature:

	2011	2010	2009
Third-part services	(2,260,112)	(2,120,354)	(2,168,414)
Interconnection	(1,711,219)	(1,981,928)	(2,025,529)
Depreciation and amortization	(1,044,226)	(1,056,740)	(1,807,851)
Personnel	(882,866)	(755,344)	(867,603)
Rents and insurance	(450,915)	(402,342)	(435,971)
Provision for doubtful accounts	(332,808)	(351,535)	(575,912)
Advertising and publicity	(148,157)	(151,847)	(144,575)
Telecommunications Inspection Fund (FISTEL) fee	(130,424)	(116,239)	(116,088)
Connection means	(79,218)	(102,572)	(128,526)
Materials	(65,803)	(108,543)	(160,504)
Concession Agreement Extension Fee - ANATEL	(49,019)	(56,759)	(71,038)
Costs of handsets and other	(23,831)	(47,760)	(88,615)
Other costs and expenses	(13,387)	(44,069)	(26,248)

Total	(7,191,985)	(7,296,032)	(8,616,874)

Classified as:

Cost of sales and/or services	(4,586,565)	(4,732,081)	(5,764,221)
Selling expenses	(1,160,793)	(1,025,010)	(1,417,845)
General and administrative expenses	(1,444,627)	(1,538,941)	(1,434,808)

Total	(7,191,985)	(7,296,032)	(8,616,874)

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

6.	OTHER OPERATING INCOME (EXPENSES)

	2011	2010	2009
Other operating income
Tax recoveries and recovered expenses (i)	156,633	152,257	212,917
Rental of operational infrastructure and other	120,363	90,042	89,693
Fines	90,537	91,523	107,676
Technical and administrative services	66,659	64,492	50,674
Expired dividends	50,330	27,350
Income from sale of property, plant and equipment	21,438	54,015	93,350
Receipts in duplicate	17,908	23,289	26,310
Other income	36,492	20,994	79,320

Total	560,360	523,962	659,940

Other operating expenses
Provisions/reversals	(570,672)	(405,093)	(3,339,706)
Taxes	(308,581)	(276,261)	(324,874)
Court costs	(50,118)	(51,024)	(49,911)
Write-off of property, plant and equipment	(28,039)	(83,387)	(78,300)
Employee and management profit sharing	(27,449)	(102,555)	(45,243)
Fines	(21,520)	(34,845)	(94,336)
Provisions for pension funds	(7,237)	(14,221)	(5,817)
Other expenses	(32,727)	(64,306)	(101,418)

Total	(1,046,343)	(1,031,692)	(4,039,605)

(i)	The 2011 balance includes the recognition of recovered postemployment benefit costs (pension plans) related to the surplus pension plan PBS-A, administrated by Sistel, amounting to R$71 million, against line item ‘Pension plan assets’.

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

7.	FINANCIAL INCOME (EXPENSES)

	2011	2010	2009
Financial income
Investments yield	383,628	286,523	145,832
Interest and inflation adjustment on other assets	344,553	75,048	103,421
Inflation adjustment of judicial deposit	333,130	333,058	255,798
Interest and commissions on intragroup loans	306,548	236,385	72,727
Financial discounts obtained	16,814	2,147	12,324
Other financial income (i)	21,197	46,294	40,145

Total	1,405,870	979,455	630,247

Financial expenses
Interest and inflation adjustment on other liabilities	(474,032)	(272,571)	(282,161)
Interest on intragroup loans	(266,148)	(285,547)	(256,700)
Inflation adjustment estimate of judicial deposit (ii)	(198,853)
Interest on debentures	(182,154)	(141,776)	(140,873)
Inflation adjustment of provisions	(167,087)	(254,038)	(210,505)
Derivative transactions	(49,251)	(8,899)	(100,930)
Interest and commissions on intragroup loans	(43,819)	(3)	(94)
Tax on transactions and bank fees	(5,707)	(2,859)	(3,053)
Inflation adjustment and exchange differences on third-party loans		(1,977)	186,257
Exchange losses on investments abroad		(6,791)	(49,869)
Other financial expenses	(90,731)	(85,249)	(53,668)

Total	(1,477,782)	(1,059,710)	(911,596)

Financial income (expenses)	(71,912)	(80,255)	(281,349)

(i)	Includes foreign exchange differences on translating investments abroad, amounting to R$17,204.
(ii)	In the first quarter of 2011, the Company reviewed the inflation adjustment estimate on judicial deposits.

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

8.	INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes encompass the income tax and the social contribution. The income tax rate is 25% and the social contribution rate is 9%, generating aggregate nominal tax rate of 34%.

The provision for income tax and social contribution is broken down as follows:

	2011	2010	2009
Income tax and social contribution
Current taxes	(205,730)	(149,117)	(449,903)
Deferred taxes	(283,895)	(259,298)	788,590

Total	(489,625)	(408,415)	338,687

	2011	2010	2009
Income (loss) before taxes	1,495,375	2,379,275	(1,357,998)
Income of companies not subject to income tax and social contribution	(13,235)	2,800	(3,170)

Total taxed income	1,482,140	2,382,075	(1,361,168)

Income tax and social contribution
Income tax and social contribution on taxed income (10%+15%+9% =34%)	(503,928)	(809,906)	462,797
Tax effects of interest on capital		123,480
Permanent deductions (additions) (i)	14,280	122,959	(45,049)
Utilization of tax loss carryforwards		24,332	19,088
Unrecognized deferred tax assets (ii)		(5,304)	(98,149)
Recognized deferred tax assets (iii)	23	136,024
Income tax and social contribution effect on income statement	(489,625)	(408,415)	338,687

(i)	The main components of permanent deduction (addition) tax effects are: nondeductible fines, sponsorships, nondeductible donations, income from expired dividends, goodwill amortization (per-merger period), reversals of provisions, and investment in FINOR.
(ii)	Refer to adjustments to deferred tax assets because of subsidiaries that do not recognize tax credits on tax loss carryforwards.
(iii)	Refers basically to the recognition of subsidiaries’ deferred taxes since the reviewed earnings projections point to the recoverability of the amounts.

The financial statements for the year ended December 31, 2011 have been prepared considering management’s best estimates and the criteria set out in the Transitional Tax Regime (RTT).

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

9.	CASH, CASH EQUIVALENTS AND SHORT- AND LONG-TERM INVESTMENTS

Short- and long-term investments made by the Company and its subsidiaries in the years ended December 31, 2011 and 2010, are classified as held for trading securities and are measured at their fair values.

(a)	Cash and cash equivalents

	2011	2010
Cash and banks	136,132	130,173
Cash equivalents	5,868,374	3,086,764

Total	6,004,506	3,216,937

	2011	2010
Exclusive investment funds	4,522,452	2,778,089
Bank certificates of deposit (CDBs)	46,456	234,577
Time deposits (*)	1,141,331
Exchange coupon note	94,096
Investments abroad	64,039	74,098

Cash equivalents	5,868,374	3,086,764

(*)	Refers to the investment of the amount raised through the issuance of senior notes in September 2011, as described in Note 19.

(b)	Short- and long-term investments

	2011	2010
Exclusive investment funds	1,084,027	832,077
Private securities	13,327

Short- and long-term investments	1,097,354	832,077

Current	1,084,027	832,077
Non-current	13,327

(c)	Breakdown of the exclusive investment funds portfolios

	2011	2010
Repurchase agreements	2,559,127	2,658,069
Bank certificates of deposit (CDBs)	1,903,062	119,466
Other	60,263	554

Securities classified as cash equivalents	4,522,452	2,778,089

Government securities	1,052,585	811,447
Bank certificates of deposit (CDBs)	31,442	20,630

Securities classified as short-term investments	1,084,027	832,077

Total invested in exclusive funds	5,606,479	3,610,166

The Company and its subsidiaries have short-term investments in Brazil and abroad, for the purpose of obtaining a return on its cash, and which are benchmarked against the CDI in Brazil and LIBOR abroad.

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

10.	TRADE RECEIVABLES

	2011	2010
Billed services	1,753,230	1,757,622
Unbilled services	820,014	855,575
Mobile handsets and accessories sold	21,073	23,449
Provision for doubtful accounts	(583,830)	(566,738)

Total	2,010,487	2,069,908

The aging list of consolidated trade receivables is as follows:

	2011	2010
Unbilled	820,014	855,575
Current	805,418	707,235
Receivables from other carriers	265,454	310,636
Past-due up to 60 days	409,313	443,303
Past-due from 61 to 90 days	77,536	84,230
Past-due from 91 to 120 days	47,928	63,815
Past-due from 121 to 150 days	34,650	51,883
Past-due from 151 to 180 days	134,004	119,969

Total	2,594,317	2,636,646

The changes in the Company’s allowance for doubtful accounts were as follows:

Balance at January 1, 2009	394,423
Provision for doubtful accounts	(575,912)
Trade receivables written off as uncollectible	403,128
Balance at December 31, 2009	(567,207)
Provision for doubtful accounts	(351,535)
Trade receivables written off as uncollectible	352,004
Balance at December 31, 2010	(566,738)
Provision for doubtful accounts	(332,808)
Trade receivables written off as uncollectible	315,716
Balance in 2011	(583,830)

11.	DUE FROM RELATED PARTIES

	2011	2010
Private debentures – principal	1,500,000	1,500,000
Interest on private debentures	717,682	411,134

Total	2,217,682	1,911,134

Non-current	2,217,682	1,911,134

Private debentures issued by TMAR

Company rights acquired through merger

Company rights refer to the subscription by subsidiary BrT Part, on February 7, 2009, of 11,648 nonconvertible debentures, issued by its indirect parent TMAR, for a unit price of R$103, totaling R$1,200,000. These debentures mature in five years, on December 11, 2013. These debentures yield

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

interest equivalent to the compound DI Rate plus a spread of 4.0% per year, to be paid on the debentures’ maturity. On December 31, 2010 the Company transferred the rights on these debentures to BrT Celular as partial payment of the capital increase undertaken by his subsidiary.

Subscription by BrT Celular

On March 12, 2009, Brasil Telecom Celular S.A. subscribed 2,885 nonconvertible debentures, issued by TMAR, for a unit price of R$104, totaling R$300,000. These debentures mature in five years, on December 11, 2013. These debentures yield interest equivalent to the compound DI Rate of 4.0% per year, to be paid on the debentures’ maturity.

12.	CURRENT AND DEFERRED TAXES

	2011	2010
Current taxes recoverable
Recoverable income tax (IR) (iv)	184,985	193,070
Recoverable social contribution (CS) (iv)	63,358	71,673
Withholding income taxes – IR/CS (iii)	104,882	70,211

Current	353,225	334,954

Deferred taxes recoverable
IR tax benefit – merged goodwill (i)	1,616,134	1,813,722
CS tax benefit – merged goodwill (i)	581,809	652,940
Income tax on temporary differences (ii)	1,320,137	1,440,459
Social contribution on temporary differences (ii)	431,093	462,633
Income tax on tax loss carryforwards (ii)	704,586	600,424
Social contribution on tax loss carryforwards (ii)	246,269	229,533
Provision for impairment losses (ii)	(5,281)	(5,304)
Other deferred taxes (iv)	87,575	82,036

Non-current	4,982,322	5,276,443

Temporary additions (deductions) be nature:	3,949,173	4,369,754
Provisions	1,497,289	1,448,449
Provisions for suspended taxes (principal)	136,446	182,538
Provisions for pension funds	212,084	221,999
Provision for doubtful accounts	198,274	192,828
Exchange differences	(110,270)	(39,663)
Tax benefit resulted from reverse mergers (i)	2,197,943	2,466,662
Other temporary additions and deductions	(194,682)	(137,540)
Subsidies and FISTEL	7,153	11,994
Provision for asset retirement	4,936	10,094
Revenue recognition		12,393

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

	2011	2010
Current taxes payable
Income tax payable	131,170	145,133
Social contribution payable	48,024	51,711

Current	179,194	196,844

Deferred taxes
Deferred income tax and social contribution - Law 8200/1991		5,418
Deferred income tax and social contribution- RTT		5,798

Non-current		11,216

(i)	The Company incorporate deferred income tax and social contribution amounts calculated as tax benefit originating from the goodwill paid on acquisition and recognized by the acquirees, as referred to in Note 1 (a). The tax benefits are realized as goodwill based on the STFC license and goodwill arising on the appreciation of property, plant and equipment are realized, and should be utilized in tax offsetting in 2012-2034.
(ii)	Deferred income tax and social contribution assets are recognized only to the extent that it is probable that there will be a positive tax base for which temporary differences can be used and tax loss carryforwards can be offset. Deferred income tax and social contribution assets are reviewed at the end of each annual period and are written down as their realization is no longer possible. The Company and its subsidiaries offset their tax loss carryforwards against taxable income up to a limit of 30% per year, pursuant to the prevailing tax law.

Additionally, as at December 31, 2011, only part of tax credits on tax loss carryforwards or tax credits on temporary differences has been recognized for direct and indirect subsidiaries that do not have a profitability history and or do not expect to generate sufficient taxable profit. Unrecognized tax credits total R$62,950 (R$56,906 in 2010 and R$106,215 in 2009).

(iii)	The company and its subsidiaries recognize IRRF credits on short-term investments, intragroup loans, dividends, and other amounts that are used as deduction from annual taxable income.
(iv)	Refer mainly to prior years’ prepaid federal taxes that will be offset against federal taxes payable in the future.

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Changes in deferred income tax and social contribution

	Balance in 2010	Recognized in deferred tax income/expenses	Additions/ (offsets)	Transfers	Recognized in financial income/ (expenses)	Balance in 2011

Deferred tax (liabilities) assets related to:
Provisions	1,448,449	48,840				1,497,289
Provisions for suspended taxes (principal)	182,538	(46,092)				136,446
Provisions for pension funds	221,999	(9,915)				212,084
Provision for doubtful accounts	192,828	5,446				198,274
Exchange differences	(39,663)	(70,607)				(110,270)
Tax benefit resulted from reverse mergers	2,466,662	(268,719)				2,197,943
Other temporary additions and deductions	(137,540)	(45,926)		(11,216)		(194,682)
Subsidies and FISTEL	11,994	(4,841)				7,153
Provision for asset decommissioning	10,094	(5,158)				4,936
Revenue recognition	12,393	(12,393)
Provision for impairment losses	(5,304)	23				(5,281)
Income tax loss carryforwards	600,424	107,598	(3,436)			704,586
Social contribution carryforwards	229,533	17,849	(1,113)			246,269
Other deferred taxes - prior years’ credit balance	82,036		(5,637)		11,176	87,575

Total	5,276,443	(283,895)	(10,186)	(11,216)	11,176	4,982,322

Deferred tax liabilities related to:
Other temporary additions and deductions	(11,216)			11,216

Total	(11,216)			11,216

Total	5,265,227	(283,895)	(10,186)		11,176	4,982,322

13.	OTHER TAXES

	Assets
	2011	2010
Recoverable State VAT (ICMS) (i)	876,172	496,577
Taxes on revenue (PIS and COFINS)	71,600	84,178
Other	14,246	8,970

Total	962,018	589,725

Current	783,382	416,674
Non-current	178,636	173,051

	Liabilities
	2011	2010
State VAT (ICMS)	890,835	596,297
ICMS Agreement No. 69/1998	43,698	31,788
Taxes on revenue (PIS and COFINS)	761,192	688,288
FUST/FUNTTEL/broadcasting fees	222,600	178,843
Other	29,803	53,785

Total	1,948,128	1,549,001

Current	1,445,362	856,290
Non-current	502,766	692,711

(i)	Recoverable ICMS arises mostly from prepaid taxes and credits claimed on purchases of property, plant and equipment, which can be offset against ICMS payable within 48 months, pursuant to Supplementary Law 102/2000.

14.	JUDICIAL DEPOSITS

	2011	2010
Civil	5,135,887	4,376,651
Labor	884,607	636,118
Tax	585,645	637,167

Total	6,606,139	5,649,936

Current	1,651,114	1,383,914
Non-current	4,955,025	4,266,022

As set forth by relevant legislation, judicial deposits are adjusted for inflation.

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

15.	OTHER ASSETS

	2011	2010
Advances to and amounts recoverable from suppliers	176,877	126,015
Amounts receivable	70,295	52,224
Advances to employees	20,049	24,447
Publicity, advertising and sponsoring	19,552	9,560
Software maintenance	9,806	7,068
Bank guarantee	9,778
Rental of rights of way, circuits and other	6,275	3,043
Insurance	3,709	4,173
Phone directory publishing	2,817	8,218
Other	11,516	22,708

Total	330,674	257,456

Current	288,826	218,010
Non-current	41,848	39,446

16.	INVESTMENTS

	2011	2010
Investments carried at acquisition cost	5,338	5,199
Tax incentives, net of allowances for losses	3,057	130
Other investments	41	41

Total	8,436	5,370

Summary of changes in investment balances

Balance in 2009	5,374
Other changes in equity interests	(4)
Balance in 2010	5,370
Tax incentives, net of allowances for losses	2,927
Other	139
Balance in 2011	8,436

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

17	PROPERTY, PLANT AND EQUIPMENT

	Works in progress	Automatic switching equipment	Transmission and other equipment (1)	Infrastructure	Buildings	Other assets	Total
Cost of PP&E (gross amount)
Balance at 1/1/2010	542,002	5,406,634	16,019,512	4,165,471	1,076,242	1,968,413	29,178,274
Additions	770,911	44	122,013	12,424	1,660	26,421	933,473
Write-offs	(48,114)	(2,870)	(205,682)	(7,793)	(947)	(14,386)	(279,792)
Transfers	(526,737)	60,759	277,200	59,840	460	54,125	(74,353)
Balance in 2010	738,062	5,464,567	16,213,043	4,229,942	1,077,415	2,034,573	29,757,602
Additions	1,041,093	550	249,149	10,179	203	16,369	1,317,543
Write-offs	(8,390)	(10,794)	(49,127)	(13,723)		(22,083)	(104,117)
Transfers	(766,163)	54,248	494,948	121,931	1,346	40,772	(52,918)
Balance in 2011	1,004,602	5,508,571	16,908,013	4,348,329	1,078,964	2,069,631	30,918,110
Accumulated depreciation
Balance at 1/1/2010		(5,086,284)	(13,538,630)	(3,026,573)	(612,211)	(1,647,935)	(23,911,633)
Depreciation expenses		(45,942)	(389,735)	(180,284)	(25,411)	(83,975)	(725,347)
Write-offs		2,872	170,897	11,562	736	10,338	196,405
Transfers		(7,226)	13,527	(4,674)	(18,462)	16,607	(228)
Balance in 2010		(5,136,580)	(13,743,941)	(3,199,969)	(655,348)	(1,704,965)	(24,440,803)
Depreciation expenses		(49,320)	(453,470)	(185,216)	(27,548)	(59,486)	(775,040)
Write-offs		10,891	44,855	14,122		21,556	91,424
Transfers				23		(3)	20
Balance in 2011		(5,175,009)	(14,152,556)	(3,371,040)	(682,896)	(1,742,898)	(25,124,399)
Property, plant and equipment, net
Balance in 2010	738,062	327,987	2,469,102	1,029,973	422,067	329,608	5,316,799
Balance in 2011	1,004,602	333,562	2,755,457	977,289	396,068	326,733	5,793,711
Annual depreciation rate (average)		10%	10%	6%	4%	13%

(1)	Transmission and other equipment includes transmission and data communication equipment.

Additional disclosures

Pursuant to ANATEL’s concession agreements, all property, plant and equipment items capitalized by the Company that are indispensable for the provision of the services granted under said agreements are considered returnable assets and are part of the concession’s cost. These assets are handed over to ANATEL upon the termination of the concession agreements that are not renewed.

As at December 31, 2011, the residual balance of returnable assets is R$2,720,125 (R$3,292,438 at December 31, 2010) and consist of assets and installations in progress, switching and transmission equipment, payphones, outside network equipment, power equipment, and systems and operation support equipment.

The Company changed the useful lives of its property, plant and equipment items beginning September 30, 2009.

The change in the estimated useful lives of the assets, the effect of which was a R$349,885 decrease in depreciation expenses for the year ended December 31, 2010 when compared to 2009.

In the year ended December 31, 2011, financial charges incurred on as works in progress, amounting to R$69,925 (R$45,506 in 2010 and R$47,220 in 2009) on consolidated basis, were capitalized at the average rate of 11.60% p.a.

The Company and its subsidiaries do not have operating leases whose risks and rewards incidental to asset ownership remain under the lessor’s control.

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

18.	INTANGIBLE ASSETS

	Goodwill	Intangible assets in progress	Data processing systems	Regulatory licenses	Other	Total
Cost of intangibles (gross amount)
Balance at 1/1/2010	533,525	107,525	2,768,051	883,851	5,003	4,297,955
Additions			1,224			1,224
Write-offs			(8)			(8)
Transfers		44,598	18,598		13,002	76,198
Balance in 2010	533,525	152,123	2,787,865	883,851	18,005	4,375,369
Additions			919	1,073	261	2,253
Transfers		(85,455)	117,706		1,106	33,357
Balance in 2011	533,525	66,668	2,906,490	884,924	19,372	4,410,979
Accumulated amortization
Balance at 1/1/2010	(453,031)		(2,075,293)	(197,140)	(87)	(2,725,551)
Amortization expenses			(268,522)	(58,344)	(4,527)	(331,393)
Write-offs			8			8
Transfers			9,078		(9,078)
Balance in 2010	(453,031)		(2,334,729)	(255,484)	(13,692)	(3,056,936)
Amortization expenses			(206,036)	(58,904)	(4,246)	(269,186)
Balance in 2011	(453,031)		(2,540,765)	(314,388)	(17,938)	(3,326,122)
Intangible assets, net
Balance in 2010	80,494	152,123	453,136	628,367	4,313	1,318,433
Balance in 2011	80,494	66,668	365,725	570,536	1,434	1,084,857
Annual amortization rate (average)			20%	6%	19%

Regulatory licenses

	Execution date	Termination	Acquisition cost
Concession/license
BrT Celular Region 2 radiofrequencies and SMP (2G)	12/18/2002	12/17/2017	191,502
BrT Celular Region 2 radiofrequencies and SMP (2G)	05/03/2004	12/22/2017	28,624
BrT Celular Region 2 radiofrequencies and SMP (3G)	04/29/2008	04/30/2023	488,235
BrT Celular Region 2 radiofrequencies and SMP (H Band)	05/26/2011	04/30/2023	1,073
Transaction costs capitalized in BrT Celular’s licenses			81,523
Other licenses			93,967

Total			884,924

Goodwill

The Company and its subsidiaries also recognize goodwill arising on the acquisition of investments based on expected future earnings.

In December 2011, annual impairment tests were conducted based on ten-year discounted cash flow projections, using perpetuity-based amounts in the last year, which is the period in which the entity expected to recover the investments made when the business was acquired, by applying an average growth rate of 18.7% for the Internet service provider and 5.3% for multimedia business, discount rate of 12%, and using perpetuity-based amounts in the last year. The tests did not show any impairment losses, as summarized below:

	Balances of assets allocated to CGU	Goodwill allocated to CGU	Recoverable amount valuation basis	Value in use
Cash-generating unit (CGU)
Internet service provider - Region II (*)	86,597	73,173	159,770	1,274,183
Multimedia business - Region II	188,758	7,321	196,079	639,831

Total	275,355	80,494	355,849	1,914,014

(*)	Goodwill allocated to the Internet segment, disclosed in ‘Other segments’.

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Additional disclosures

In December 2009, the Company’s and its subsidiaries’ Board of Directors approved the valuation report on the useful lives of intangible assets. The result of this valuation did not change the useful lives of intangible assets.

19.	LOANS AND FINANCING

(Includes debentures)

	2011	2010
Financing	3,883,614	3,236,944
Accrued interest and other charges on financing	135,216	49,634
Debentures	4,070,360	1,080,000
Accrued interest on debentures	60,847	12,853
Incurred debt issuance cost	(44,826)	(14,345)

Total	8,105,211	4,365,086

Current	1,143,537	1,044,226
Non-current	6,961,674	3,320,860

Loans and financing by type

	2011	2010	Maturity	IIR %
BNDES	2,229,449	2,588,066
Local currency	2,229,449	2,578,998	Feb 2011 to Dec 2018	10.15%
Basket of currencies, including US dollar		9,068	Apr 2011
Public debentures	4,131,207	1,092,853	Mar 2011 to Jul 2013	12.89%
Financial institutions	1,789,381	698,512
Local currency	1,788,462	651,349
Bonds	1,136,316		Sep 2016	10.11%
CRI	544,646	547,450	Aug 2022	18.82%
Other	107,500	103,899	Aug 2014 to Dec 2033	5.82%
Foreign currency	919	47,163
Other	919	47,163	Jul 2012 to Feb 2014	4.77%

Subtotal	8,150,037	4,379,431

Incurred debt issuance cost	(44,826)	(14,345)

Total	8,105,211	4,365,086

Debt issuance costs by type

	2011	2010
Financial institutions	20,581	10,930
Local currency	20,581	10,492
Foreign currency		438
BNDES	1,661	1,971
Local currency	1,661	1,971
Public debentures	22,584	1,444

Total	44,826	14,345

Current	7,579	2,070
Non-current	37,247	12,275

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Breakdown of the debt by currency

	2011	2010
Brazilian reais	8,104,292	4,309,294
Japanese yen		44,108
UMBNDES - BNDES basket of currencies		9,068
US dollar	919	2,616

Total	8,105,211	4,365,086

Breakdown of the debt by index

	2011	2010
CDI	4,108,624	1,091,409
TJLP	2,122,561	2,471,881
Fixed rate	1,271,370	163,098
IPCA	534,898	536,958
INPC	67,186	45,948
Yen LIBOR		44,108
UMBNDES - BNDES basket of currencies		9,068
LIBOR	572	2,616

Total	8,105,211	4,365,086

Maturities

The long-term debt matures as follows:

2011
2013	1,113,173
2014	415,254
2015	224,657
2016	2,104,033
2017 and following years	3,141,804

Total	6,998,921

Scheduled allocation of debt issuance cost to the income statement

Debt issuance costs classified in non-current liabilities will be expensed on subsequent years, as follows:

2011
2013	7,369
2014	7,094
2015	7,108
2016	6,573
2017 and following years	9,103

Total	37,247

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Description of main loans and repayments

Local currency-denominated financing

BNDES

The Company and its subsidiary BrT Celular obtained financing facilities with BNDES to fund the expansion and improve the quality of their fixed and mobile nationwide networks and meet their regulatory obligations.

In December 2009, the Company and its subsidiary BrT entered into financing agreements with BNDES to fund investments from 2009 to 2011, amounting to R$1,389 million. Of the total engaged financing facility, R$300 million was disbursed in December 2009, R$531 million in October 2010 (of which R$269 million to the Company and R$262 million to its subsidiary BrT Celular), and R$150 million in October de 2011. Interest matures on a quarterly basis until December 2011 and on monthly basis in the period January 2012 to December 2018. Principal is being repaid in 84 monthly installments, from January 2012 to December 2018. The related debt issuance costs, totaling R$1,431, will be amortized through the income statement, according to this issuance’s contractual terms, using its effective interest rate.

In February 2008, BrT Celular entered into a financing agreement with the BNDES totaling R$259 million, with the actual borrowing of R$259 million, to be used in the refurbishment of the mobile telephone network and increase traffic capacity by implementing new services that will improve service quality to users. Interest matures on a quarterly basis until September 2010 and on monthly basis in the period October 2010 to September 2017. The financing is repayable in 84 monthly installments, starting October 2010, until September 15, 2017. The related debt issuance costs, totaling R$526, will be amortized through the income statement, according to this issuance’s contractual terms, using its effective interest rate.

In November 2006, the Company entered into a financing agreement with the BNDES of R$2,004 million, with the actual borrowing of R$2,055 million. Interest matured on a quarterly basis until September 2009 and matures on monthly basis in the period October 2009 to September 2014. The financing is repayable in 60 monthly installments, starting June 2009, until May 15, 2014. The related debt issuance costs, totaling R$728, will be amortized through the income statement, according to this issuance’s contractual terms, using its effective interest rate.

In the year ended December 31, 2011, the Company amortized principal installments plus interest totaling the consolidated amount of R$731,176.

Bonds

In September 2011, the Company issued senior notes in the amount of R$1,100 million to reduce the Company’s borrowing costs and for general corporate purposes, including investments and debt refinancing. This transaction’s maturity is in September 2016. Interest is payable in March and September of each year, beginning March 2012 until maturity. The related debt issuance costs, totaling R$11,519, will be amortized through the income statement, according to this issuance’s contractual terms, using its effective interest rate.

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Certificates of real estate receivables (CRIs).

On August 10, 2010, the Company transferred, through capital payments, the ownership of 101 returnable properties to is wholly-owned subsidiary Copart 5, respectively, whose residual value totals R$83,572 (carrying amount). The capital of was paid in based on the carrying amount of assets. The Company entered into twelve-year agreements for the lease of the properties transferred to their subsidiaries and, at the end of the agreement, the ownership of the properties will return to the Company. The related debt issuance costs, totaling R$9,747, will be amortized through the income statement, according to this issuance’s contractual terms, using its effective interest rate.

Copart 5 assigned the receivables generated under the lease agreements to BSCS - Brazilian Securities Companhia de Securitização, which issued Certificates of Real Estate Receivables (CRIs) backed by these receivables. Under these agreements, the Company agrees to pay the rentals to BSCS. The CRIs were purchased by several Brazilian financial institutions.

Copart 5 received future rentals in advance, in the amount of R$510,519, net of debt issuance costs (R$10,728), as it was received in advance. This amount was recorded as debt maturing within 12 years.

In connection with the CRI transaction, the Extraordinary Shareholders’ Meeting held on November 9, 2010 approved the private issuance by the Company, of 47 simple, nonconvertible debentures, in a single series, with face value of R$10 million, totaling R$470 million, with a subscription period of up to three years. The proceeds from this issuance were used for corporate purposes of the Company. The indenture was executed on November 10, 2010 and subsidiary Copart 5 subscribed the debentures totaling R$470 million on the same day.

The maturity of these debentures is June 10, 2022, with no interim amortization. Interest will be paid payable semiannually on May 10 and November 10 of each year, starting May 10, 2011 until May 10, 2022, with final payment on this issuance’s maturity date, June 10, 2022.

Foreign currency-denominated financing

In December 2010, the Company settled in advance all the senior notes issued in February 2004, totaling US$200 million.

Public debentures

Issuer	Issue	Principal	Maturity	2011	2010
Oi (i)	8th	R$2,350 million	2018	2,353,299
Oi (ii)	7th	R$1,000 million	2017	1,049,243
Oi (iii)	5th	R$1,080 million	2013	728,665	1,092,853

(i)

The Board of Directors’ Meeting held on December 6, 2011 approved the eighth public and sixth public issuances, by the Company, of unsecured, nonconvertible debentures, in the local market, with restricted placement efforts (pursuant to CVM Instruction 476/2009),

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

totaling R$2,350 million (unit face value of R$10 million), in a single series. The debentures were issued and subscribed on December 28, 2011. The 2,350 debentures mature on December 28, 2018, interest is payable semiannually, and principal will be repaid in three annual installments of the same amount, beginning December 28, 2016. The transaction costs related to this issuance, totaling R$10,802, are recognized in the income statement according to this issuance’s contractual terms.
(ii)	The Board of Directors’ Meetings held on July 13, 2011 and July 28, 2011 approved the seventh fifth issuance (fifth public issuance), by the Company, of unsecured, nonconvertible debentures, in the local market, with restricted placement efforts (pursuant to CVM Instruction 476/2009), totaling R$1,000 million (unit face value of R$10 million), in a single series. The debentures were issued on August 8, 2011 and they were subscribed on August 10, 2011. The 100 debentures mature on August 8, 2017 and interest is payable annually and principal is repayable on maturity. The transaction costs related to this issuance, totaling R$10,802, are recognized in the income statement according to this issuance’s contractual terms.
(iii)	On June 1, 2006, the Company conducted the fifth issuance (fourth public issuance) of 108,000 nonconvertible debentures, with unit face value of R$10, totaling R$1,080 million. The repayment period is seven years, maturing on June 1, 2013 and interest are payable semiannually. Amortization, which must indistinctly include all debentures, will be made annually, commencing June 1, 2011, in three installments of 33.3%, 33.3% and 33.4% of the unit face value, respectively. The first installment of principal was paid in June 2011 plus adjusted interest totaling R$438,750.

Guarantees

BNDES financing is collateralized by Company and its subsidiary BrT Celular receivables, and parent companies’ guarantees amounting to R$2,229,449 (R$2,588,066 in 2010).

The 5th issue debentures have an unsecured guarantee, through a surety granted by TNL. The Shareholders’ Meeting held on October 17, 2011 approved the elimination of such provided under a TNL bond.

CRI transactions are guaranteed by parent company TMAR. See Note 28 for further details.

Covenants

The financing agreements with the BNDES and other financial institutions, and the issuance of debentures by the Company and BrT Celular requires compliance with financial ratios. Financial ratios of the BNDES agreements are calculated semiannually, in June and December. Other financial ratios are calculated on a quarterly basis.

Specifically for the BNDES agreements, the financial ratios are calculated based on the consolidated financial reporting of intervening party TNL.

As at December 31, 2011 all ratios had been complied with.

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Unused credit facilities

In November 2011 the Company, TMAR, TNL PCS and BrT Celular obtained a revolver credit facility, amounting to US$1 billion for a five-year period, at the cost of 0.90% per year, from a syndicate consisting of 9 global commercial banks, led by Bank of America N.A. Merrill Lynch, Pierce, Fenner & Smith Incorporated, HSBC Securities (USA) Inc., RBS Securities Inc. and Citibank N.A. The banks Tokyo Mitsubishi UFJ, Barclays PLC, Deutsche Bank AG, Morgan Stanley N.A. and Sumitomo Mitsui are also part of the syndicate, at different levels.

The transaction was structured so that the companies can use the credit facility at any time, over the five-year contractual period, strengthening the Group’s capital structure and credit profile, and increases our cash management efficiency.

20.	DERIVATIVE INSTRUMENTS

	2011	2010
Assets
Non-deliverable forwards (NDFs)	7,186

Total	7,186

Current	7,186

Liabilities
Cross-currency swaps - yen vs. CDI		70,719
Non-deliverable forwards (NDFs)	25,698

Total	25,698	70,719

Current	25,698	70,719

The Company protected all transactions in a foreign currency (yen) terminated in the first quarter with exchange swaps.

The Company entered into future US dollar sales transactions using non-deliverable forwards (NDFs) to protect against a depreciation of the Brazilian real in relation to the US dollar. The main strategy for these contracts is to set the foreign exchange rate for the contract period at a fixed amount, thus mitigating the risk of fluctuations unfavorable to the Company’s US dollar-denominated investments abroad before the remittance to Brazil of the funds from the bond issued on September 15, 2011.

21.	LICENSES AND CONCESSIONS PAYABLE

	2011	2010
SMP (i)	676,481	696,159
STFC concessions		56,759
Other licenses		3,713

Total	676,481	756,631

Current	131,984	183,627
Non-current	544,497	573,004

Correspond to the amounts payable to ANATEL for the radiofrequency concessions and the licenses to provide the SMP services, and STFC service concessions, obtained at public auctions.

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(i)	The regulatory licenses for the use of 3G band radiofrequencies to provide SMP services were entered into by BrT Celular on April 29, 2008, and required a total investment of R$488,235. The outstanding balance is adjusted using the Telecommunications Service Index (IST) plus interests of 1% per month.

The Company obtained SMP licenses form ANATEL in 2002-2004 for the same area of the fixed-line telephony concession are, which required an investment of R$220,119. The outstanding balance is adjusted using the General Price Index - Domestic Availability (IGP-DI) fluctuation, plus 1% per month.

The payment schedule is as follows:

2012	131,984
2013	135,861
2014	136,036
2015	136,036
2016	136,036
2017 to 2019	528

Total	676,481

22.	TAX REFINANCING PROGRAM

The outstanding balance of the Tax Debt Refinancing Program is broken down as follows:

	2011	2010
REFIS II - PAES	4,336	4,336
Law 11941/09 tax financing program (i)	442,092	425,626

Total	446,428	429,962

Current	39,238	35,046
Non-current	407,190	394,916

The amounts of new tax refinancing program created by Law 11941/2009, broken down into principal, fine and interest, are as follows:

	2011				2010
	Principal	Fines	Interest	Total	Total
COFINS (tax on revenue)	152,932	11,157	68,747	232,836	227,671
CPMF (tax on banking transactions)	157	65	293	515	484
Income tax	64,163	5,140	36,194	105,497	99,302
Social contribution	16,112	1,708	10,298	28,118	26,577
INSS - SAT	5,812	3,378	19,768	28,958	27,216
PIS (social security tax)	33,443	2,406	14,099	49,948	48,125
Other	317	14	225	556	587

Total	272,936	23,868	149,624	446,428	429,962

The payment schedule is as follows:

2012	39,238
2013	34,787
2014	34,787
2015	34,787
2016 to 2018	104,360
2019 to 2021	104,360
2022 to 2024	94,109

Total	446,428

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(i)	Tax financing program created by Law 11941/09

The Company and some of its subsidiaries enrolled the New Federal tax Refinancing Plan, governed by Law 11941/2009, including part of the debt to the National Treasury and the INSS due until November 30, 2008.

In accordance with the provision of Article 1, V, Par. 9 of Law 11941/09, the companies must timely pay new installments and may be excluded from the program if they keep three installments outstanding, whether consecutive or not, or do not paid one installment, if all the others have been paid.

The agreed term of the refinancing is 180 months. As provided for by the relevant Law and related regulatory administrative rules, the entities are required to pay the minimum monthly installments, as the final amount will only be set after the consolidation of debt by the Federal Revenue Service. The Company and its subsidiaries filed with the Federal Revenue Service and the National Treasury Attorney General’s Office, within the deadline set by joint administrative rules issued by these Government bodies, the consolidation of the tax debt included in the different types of tax refinancing plans provided for by Law 11941/2009. The Company’s and its subsidiaries’ debt is being consolidated by the Federal Revenue Service. With the enrollment, the judicial deposits related to the lawsuits transferred to the new plan will be converted, pursuant to the applicable law, into Federal Government revenue.

23.	PROVISIONS

Broken down as follows:

		2011	2010
	Labor
(i)	Overtime	388,946	232,483
(ii)	Indemnities	134,252	67,885
(iii)	Hazardous work conditions	133,637	121,886
(iv)	Stability/reintegration	130,891	82,779
(v)	Salary differences and related effects	77,275	122,016
(vi)	Lawyers/expert fees	48,594	1,375
(vii)	Additional post-retirement benefits	26,308	47,368
(viii)	Severance pay	23,239	79,920
(ix)	Severance Pay Fund (FGTS)	17,497	31,459
(x)	Labor fines	8,609	4,242
(xi)	Joint liability	6,988	84,244
(xii)	Employment relationship	456	3,742
(xiii)	Other claims	41,028	57,814

	Total	1,037,720	937,213

	Tax
(i)	State VAT (ICMS)	279,799	254,917
	Tax on services (ISS)	8,283	8,006
(ii)	Universal Service Fund (FUST)	4,614	4,164
(ii)	INSS (joint liability, fees, and severance pay)	890	972
	Other claims	6,563	5,823

	Total	300,149	273,882

	Civil
(i)	Corporate law	2,350,071	2,415,967
(ii)	ANATEL estimates	177,998	160,640
(iii)	Small claims courts	127,878	120,355
(iv)	ANATEL fines	100,136	79,455
(v)	Other claims	320,939	309,355

	Total	3,077,022	3,085,772

	Total provisions	4,414,891	4,296,867

	Current	1,283,354	1,236,971
	Non-current	3,131,537	3,059,896

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Breakdown by type of contingency and risk

	2011
Risk	Labor	Tax	Civil	Total
Provisions	1,037,720	300,149	3,077,022	4,414,891
Unaccrued contingent liabilities	923,133	2,968,856	648,496	4,540,485

	2010
Risk	Labor	Tax	Civil	Total
Provisions	937,213	273,882	3,085,772	4,296,867
Unaccrued Contingent liabilities	2,205,808	2,435,016	779,905	5,420,729

Summary of changes in provision balances

	Labor	Tax	Civil	Total
Balance at January 1, 2009	426,700	269,866	752,398	1,448,964
Inflation adjustment	76,393	73,223	60,889	210,505
Additions/(reversals)	385,313	239,761	2,714,632	3,339,706
Increase due to merger of BrT Part	223	3,306	142	3,671
Write-offs for payment/terminations	(94,979)	(99,575)	(374,809)	(569,363)
Balance at December 31, 2009	793,650	486,581	3,153,252	4,433,483
Inflation adjustment	102,392	64,352	87,294	254,038
Additions/(reversals)	164,332	(137,535)	378,296	405,093
Write-offs for payment/terminations	(123,161)	(139,516)	(533,070)	(795,747)
Balance at December 31, 2010	937,213	273,882	3,085,772	4,296,867
Inflation adjustment	48,991	42,498	75,598	167,087
Additions/(reversals)	143,046	10,626	417,000	570,672
Write-offs for payment/terminations	(91,530)	(26,857)	(501,348)	(619,735)
Balance at December 31, 2011	1,037,720	300,149	3,077,022	4,414,891

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Summary of the main matters related to the recognized provisions and unaccrued contingent liabilities

Provisions

Labor

(i)	Overtime - refers to the claim for payment of salary and premiums by alleged overtime hours;

(ii)	Indemnities - refers to amounts allegedly due for occupational accidents, leased vehicles, occupational diseases, pain and suffering and tenure;

(iii)	Sundry premiums - refer to claims of hazardous duty premium, based on Law 7369/85, regulated by Decree 93412/86, due to the alleged risk from employees’ contact with the electric power grid, health hazard premium, pager pay, and transfer premium;

(iv)	Stability/reintegration - claim due to alleged noncompliance with an employee’s special condition which prohibited termination of the employment contract without cause;

(v)	Salary differences and related effects - refer mainly to claims for salary increases due to alleged noncompliance with trade union agreements. As for the effects, these refer to the impact of the salary increase allegedly due on the other amounts calculated based on the employee’s salary;

(vi)	Lawyers/expert fees - installments payable to the plaintiffs’ lawyers and court appointed experts, when expert evidence is necessary during the fact-finding stage;

(vii)	Supplementary retirement benefits - differences allegedly due in the benefit salary referring to payroll amounts;

(viii)	Severance pay - claims of amounts which were allegedly unpaid or underpaid upon severance;

(ix)	Supplement to FGTS fine - arising from understated inflation, refers to claims to increase the FGTS severance fine as a result of the adjustment of accounts of this fund due to inflation effects. BrT filed a lawsuit against Caixa Econômica Federal to assure the reimbursement of all amounts paid for this purpose;

(x)	Labor fines - amounts arising from delays or nonpayment of certain amounts provided for by the employment contract, within the deadlines set out in prevailing legislation and collective bargaining agreements;

(xi)	Joint liability - refers to the claim to assign liability to the Company, filed by outsourced personnel, due to alleged noncompliance with the latter’s labor rights by their direct employers;

(xii)	Employment relationship - Lawsuits filed by former employees of outsourced companies claiming the recognition of an employment relationship with the Company or its subsidiaries alleging an illegal outsourcing and/or the existence of elements that evidence such relationship, such as direct subordination;

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

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

In the first quarter of 2011, the Company completed the standardization process of the calculation methodology of the provisions for labor contingencies, in line with the procedures adopted by TMAR. Under the methodology used previously by the Company, the amounts attributed to the lawsuits were the amounts reported by their outside legal counsel, where the approach currently adopted takes into consideration the average historical amounts paid in lawsuits of the same nature. As a result, the Company recognized in consolidated income statement effects of R$53,074, accounted for as other operating expenses, in line item ‘Provisions/reversals’, and R$63,566, accounted for as financial expenses, in line item ‘Inflation adjustment of provisions’.

Tax

(i)	State taxes - claim for payment of ICMS on transactions which, in the Company’s view, are not subject to this tax. Discussions regarding ICMS credits claimed, the validity or legality of which is being challenged by the State tax authorities. The current management’s and its current legal counsel’s assessment of discussions on ICMS credits claimed by the Company, whose validity or legality is challenged by State tax authorities, changed the estimated contingent risk to probable. This change in estimate resulted in an increase in the provisions for contingent tax liabilities, as of March 31, 2009, by R$387,124 (R$255,534, net of taxes).

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

Civil

(i)

Corporate - Financial Participation Agreements - these agreements were governed by Administrative Rules 415/1972, 1181/1974, 1361/1976, 881/1990, 86/1991, and 1028/1996. Subscribers held a financial interest in the concessionaire after paying in a certain amount, initially recorded as capitalizable funds and subsequently recorded in the concessionaire’s

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

equity, after a capital increase was approved by the shareholders’ meeting, thus generating the issuance of shares. The lawsuits filed against the former CRT - Companhia Riograndense de Telecomunicações, a company merged by the Company, challenge the way shares were granted to subscribers based on said financial participation agreements.

The Company used to recognize a provision for the risk of unfavorable outcome in these lawsuits based on certain legal doctrine. In 2009, however, decisions issued by appellate courts led the Company to revisit the amount accrued and the risk classification of the relevant lawsuits. The Company, considering the peculiarities of each decision and based on the assessment made by its legal department and outside legal counsel, changed its estimate on the likelihood of an unfavorable outcome from possible to probable. In 2009, the Company’s management, based on the opinions of its legal department and outside legal counsel, revised the measurement criteria of the provision related to the financial interest agreements. Said revision contemplated additional considerations regarding the dates and the arguments of the final and unappealable decisions on ongoing lawsuits, as well as the use of statistical criteria to estimate the amount of the provision for those lawsuits. The Company currently accrues these amounts mainly taking into consideration (i) the criteria above, (ii) the number of ongoing lawsuits by matter discussed, and (iii) the average amount of historical losses, broken down by matter in dispute.

At the end of 2010, the website of the Superior Court of Justice (STJ) disclosed news that this court had set compensation criteria to be adopted by the Company to the benefit of the shareholders of the former CRT for those cases new shares, possibly due, could not be issued because of the sentence issued. According to this court judgment news, which does not correspond to a final decision, the criteria must be based on (i) the definition of the number of shares that each claimant would be entitled, measuring the capital invested at the book value of the share reported in the company’s monthly trial balance on the date it was paid-in, (ii) after said number of shares is determined, it must be multiplied by its quotation on the stock exchange at the closing of the trading day the final and unappealable decision is issued, when the claimant becomes entitled to sell or disposed of the shares, and (iii) the result obtain must be adjusted for inflation (IPC/INPC) from the trading day of the date of the final and unappealable decision, plus legal interest since notification. In the case of succession, the benchmark amount will be the stock market price of the successor company.

Based on current information, management believes that its estimate would not be materially impacted as at December 31, 2011, had these criteria already been adopted. There may be, however, significant changes in the items above, mainly regarding the market price of Company shares.

(ii)	ANATEL estimates - refer basically to alleged noncompliance with General Universal Service Targets Plan (“PGMU”) and General Quality Targets Plan (“PGMQ”) obligations.

(iii)	Small claims courts - claims filed by customers for which the individual indemnification compensation amounts do not exceed the equivalent of forty minimum wages.

(iv)	ANATEL fines - They largely refer to provisions for fines arising from failures to meet quality targets under the terms of the Inspection Procedures of Noncompliance with Obligations (“PADOs”) of the PGMQ and the Quality Indicators Regulation (“RIQ”).

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(v)	Other claims - refer to several of ongoing lawsuits discussing contract terminations, certain agencies requesting the reopening of customer service centers, compensation claimed by former suppliers and building contractors, in lawsuits filed by equipment vendors against Company subsidiaries, revision of contractual terms and conditions due to changes introduced by a plan to stabilize the economy, and litigation mainly involving discussions on the breach of contracts, to which management and its legal counsel attribute a probable likelihood of an unfavorable outcome, etc.
Unaccrued contingent liabilities

The Company and its subsidiaries are also parties to several lawsuits in which the likelihood of an unfavorable outcome is classified as possible, in the opinion of their legal counsel, and for which no provision for contingent liabilities has been recognized.

The main contingencies classified with possible likelihood of an unfavorable outcome, according to the Company´s management’s opinion, based on its legal counsel’s assessment, are summarized below:

Labor

Refer to several lawsuits claiming, but not limited to, the payment of salary differences, overtime, hazardous duty and health hazard premium, and joint liability, which total approximately R$923,133 (R$2,205,808 in 2010).

In 2011, the Company completed the standardization process of the calculation methodology of the provisions for labor contingencies, in line with the procedures adopted by TMAR. Under the methodology used previously by the Company, the amounts attributed to the lawsuits were the amounts reported by their outside legal counsel, where the approach currently adopted takes into consideration the average historical amounts paid in lawsuits of the same nature, resulting in a decrease in contingent liabilities.

Tax

The main ongoing lawsuits have the following matters:

(i)	ICMS - several ICMS assessment notifications, including two main matters: ICMS levied on certain revenue from services already subject to ISS or which are not part of the ICMS tax base, and utilization of ICMS credits claimed on the purchase of goods and other inputs, amounting approximately to R$1,294,767 (R$1,119,720 in 2010);

(ii)	ISS - alleged levy of this tax on subsidiary telecommunications services and discussion regarding the classification of the services taxed by the cities listed in Supplementary Law 116/2003, amounting approximately to R$351,593 (R$356,878 in 2010);

(iii)	INSS - tax assessments to add amounts to the contribution salary allegedly due by the Company, amounting approximately to R$331,319 (R$308,273 in 2010); and

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(iv)	Federal taxes - several tax notifications regarding basically the disallowances made on the calculation of taxes, errors in the completion of tax returns, transfer of PIS and COFINS and FUST related to changes in the interpretation of these taxes tax bases by ANATEL. These lawsuits amount approximately to R$991,177 (R$650,145 in 2010).

Civil

The main ongoing lawsuits do not have any lawsuits for which no court decision has been issued, and are mainly related, but not limited to, challenging of network expansion plans, compensation for pain and suffering and material damages, collection lawsuits, and bidding processes. These lawsuits total approximately R$648,496 (R$779,905 in 2010).

Letters of guarantee

As regards contingent liabilities, the Company has letters of guarantee granted by financial institutions, as supplementary collateral for lawsuits in provisional execution to ensure the performance of concession commitments related to licenses granted by ANATEL. The total amount of guarantees contracted by the Company, effective at December 31, 2011, corresponds to R$2,697,529 (R$2,836,335 in 2010) on a consolidated basis. The commission charges on these contracts are based on market rates.

Contingent assets

Below are the tax lawsuits filed by the Company to claim refund of taxes paid.

PIS/COFINS - tax lawsuit challenging the enforcement of Law 9718/98, which increased the PIS and COFINS tax base. The Law covered the period from February 1999 to November 2002 for PIS and from February 1999 to January 2004 for COFINS. In November 2005, the Federal Supreme Court (STF) concluded the judgment of certain lawsuits on the same matter and considered the increase in the tax base introduced by said Law unconstitutional. Part of the lawsuits filed by the Company and the STFC concessionaires from Region II of the Concession Plan, merged by the Company in February 2000, became final and unappealable in 2006 as regards the increase in PIS and COFINS tax base. The Company awaits the judgments of the lawsuits filed by the other merged companies, whose likelihood of a favorable outcome in future filing of appeals is regarded as probable. The amount attributed to these lawsuits, representing unrecognized contingent assets, was R$21,304 (R$20,271 in 2010) on a consolidated basis.

24.	OTHER PAYABLES

	2011	2010
Redeemable bonus shares (i)	1,501,984
Advances from customers	364,622	316,006
Consignation to third parties	274,281	250,175
Payable - reverse stock split	116,603	117,516
Payables to related parties		36,591
Provision for asset decommissioning	30,577	29,384
Payables for surety received from related companies	5,940
Unearned revenues	201	36,451
Other	82,614	56,300

Total	2,376,822	842,423

Current	2,014,762	611,805
Non-current	362,060	230,618

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(i)	Refers to the recognition of redeemable bonus shares resulting from the corporate restructuring disclosed in Note 31 (a).

25.	EQUITY

(a)	Capital

The subscribed and paid-in capital is R$3,731,059 (R$3,731,059 at December 31, 2010), represented by the following shares, without par value:

	Number of shares (in thousands)
	2011	2010
Total capital in shares
Common shares	203,423	203,423
Preferred shares	399,597	399,597

Total	603,020	603,020

Treasury shares
Preferred shares	13,231	13,231

Total	13,231	13,231

Outstanding shares
Common shares	203,423	203,423
Preferred shares	386,366	386,366

Total outstanding shares	589,789	589,789

Book value per outstanding share	17.95	19.22

The preferred and common shares held in treasury are excluded from the determination of the book value.

The Company is authorized to increase its capital, according to a resolution of the Board of Directors, up to the limit of 800 million common or preferred shares, within the legal limit of 2/3 for the issuance of new nonvoting preferred shares.

By resolution of the Shareholders’ Meeting or Board of Directors’ Meeting, the Company’s capital can be increased through capitalization of retained earnings or reserves previously allocated for this purpose by the Shareholders’ Meeting. Under these conditions, the capitalization may be performed without changing the amount of shares.

Capital is represented by common and preferred shares, without par value, and the Company is not required to maintain the current proportion of these types of share on capital increases.

By resolution of the Shareholders’ Meeting or the Board of Directors, the preemptive right on issuance of shares, warrants or convertible debentures can be cancelled in the cases provided for in article 172 of the Brazilian Corporate Law.

Preferred shares are nonvoting except in the cases specified in paragraphs 1-3 of Articles 12 of the bylaws, but are assured priority in the payment of the noncumulative minimum dividends equivalent

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

to the greater of 6% per year calculated on the amount obtained after dividing the capital by the total number of the Company’s shares or 3% per year calculated on the amount obtained after dividing equity by the total number of the Company’s shares.

(a)	Treasury shares

Treasury shares derive from share buyback programs carried out from 2002 to 2004. On September 13, 2004, a material fact was disclosed on the last proposal approved by the Company’s Board of Directors for the buyback of preferred shares issued by the Company to be held in treasury, cancelled, or subsequently sold.

The position of treasury shares is as follows:

	Preferred shares	Amount
Balance in 2010	13,231,556	149,642
Shares sold	(3)
Balance in 2011	13,231,553	149,642

	2011	2010
Historical cost in purchase of treasury shares (R$ per share)
Weighted average	11.31	11.31
Minimum	10.31	10.31
Maximum	13.80	13.80

Unit cost considers all stock repurchase programs.

Fair value of treasury shares

The fair value of treasury shares at the end of the reporting period was as follows:

	2011	2010
Number of preferred shares held in treasury	13,231,553	13,231,556
Quotation per share on BOVESPA (R$)	10.88	12.00
Market value	143,959	158,779

The table below shows the deduction of the amount of treasury shares from the reserves used in the repurchase:

	Share subscription premium		Other capital reserves
	2011	2010	2011	2010
Carrying amount of reserves	372,670	458,684	126,372	126,372
Treasury shares	(99,822)	(99,822)	(49,820)	(49,820)

Balance, net of treasury shares	272,848	358,862	76,552	76,552

(b)	Capital reserves

Capital reserves are recognized pursuant to the Brazilian regulations:

Share subscription premium reserve: equal to the difference between the amount paid on subscription and the amount allocated to capital.

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Goodwill special reserve on merger: represents the net amount of the counterpart of the premium amount recorded in assets, as provided for by CVM Instruction 319/1999. This reserve can be capitalized as the underlying premium is amortized, to the benefit of all shareholders.

Net assets special reserve on merger: constituted due to the investment grants received before the beginning of FY 2008 as a balancing item to an asset received by the Company.

Special monetary correction law 8200/91: constituted due to the special inflation adjustments of permanent assets and the purpose of which was the offset of distortions in inflation adjustment indices prior to 1991.

Stock options reserve: line item recognized due to the stock options granted and recognized according to the share-based payment plans and settled with equity instruments.

Interest on construction in progress: formed by the balancing item to interest on construction in progress incurred through December 31, 1998.

Other capital reserves: consist of the funds invested in income tax incentives prior to the beginning of 2008.

(c)	Income reserves

Earnings reserves are recognized pursuant to the following practices:

Legal reserve: allocation of 5% of profit for the year up to the limit of 20% of capital. This allocation is optional when the legal reserve plus the capital reserves exceeds 30% of capital. This reserve is only used for capital increase or absorption of losses.

Investments reserve: comprises the balances of profit for the year, adjusted pursuant to article 202 of Law 6404/76 and allocated after the payment of dividends. The profit used to recognize this reserve was fully allocated as retained earnings by the related shareholders’ meetings in light of the Company’s investment budget and pursuant to Article 196 of the Brazilian Corporate Law. Up to the end of fiscal year 2007, the retention of earnings for investments remained in the retained earnings line item, pursuant to Article 8 of CVM Resolution 59/1986. After the enactment of Law 11638/37, which prescribes that no balances should remain under the retained earnings line item at the end of the reporting period, said retained earnings were transferred to this investment reserve.

(d)	Dividends and interest on capital

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

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The Company recorded net income for the year ended December 31, 2011 amounting to R$1,005,731. The Company’s management proposed the following allocation of net income for the year, subject to the approval of the Annual Shareholders’ Meeting: (i) mandatory minimum dividends amounting to R$251,433 and (ii) payment of R$1,748,567 in addition to the mandatory minimum dividends, of which R$754,298 is based on net income for the year and R$994,269 is based on the investment reserve.

At the Company’s Annual Shareholders’ Meeting held on April 27, 2011, shareholders approved the allocation of net income for 2010 amounting to R$1,971,023 as follows: (i) recognition of investment reserve amounting to R$1,431,365, (ii) payment of interest on capital in the amount of R$363,176, and (iii) payment of dividends supplementary to interest on capital amounting to R$176,482. Retained earnings arising from the restatement of 2009 due to the adoption of IFRSs, amounting to R$70,619, were allocated to the recognition of the 2009 investment reserve.

Mandatory minimum dividends calculated in accordance with Article 202 of Law 6404/1976.

	2011	2010
Net income for the year	1,005,731	1,971,023
Legal reserve - 5%
Adjusted profit for the year	1,005,731	1,971,023
Mandatory minimum dividends (25% of adjusted profit)	251,433	492,755
Gross interest on capital		363,176
Withholding income tax (IRRF) on interest on capital		(46,903)
Net interest on capital		316,273
Accrued dividends as supplement to interest on capital		176,482

Total dividends paid to shareholders	251,433	492,755

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

Statutory minimum dividends of preferred shares for 2011 were calculated as follows:

2011
I - 6% p.a. on share capital criterion
Subscribed capital	3,731,059
Total outstanding shares (*)	589,789
Total outstanding preferred shares (*)	386,366
Calculation basis	2,444,186
Statutory minimum dividend percentage	6%
Statutory minimum dividends	146,651

II - 3% p.a. on share equity criterion
Equity	10,840,235
Total outstanding shares (*)	589,789
Total outstanding preferred shares (*)	386,366
Calculation basis	7,101,350
Statutory minimum dividend percentage	3%
Statutory minimum dividends	213,040

(*)	in thousands of shares

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Statement of dividends for 2011:

	2011
	Common shares	Preferred shares	Total
Dividends (historic amounts)
Mandatory minimum dividends (at December 31, 2011)	38,393	213,040	251,433
Proposed additional dividends	651,424	1,097,143	1,748,567

Total	689,817	1,310,183	2,000,000

	2011
	Amount per share/ in real
	Common shares	Preferred shares
Dividends (historic amounts) - Proposed on December 31, 2011	0.188732	0.551396
Proposed additional dividends	3.202312	2.839648

Total	3.391044	3.391044

(e)	Basic and diluted earnings per share

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

Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of outstanding common and preferred shares, to estimate the dilutive effect of all convertible securities. The Company has potentially dilutive shares arising from the stock options, as referred to in Note 26, which were considered in the calculation of the diluted earnings per share. The stock option plan was discontinued at the end of 2011.

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The table below shows the calculations of basic and diluted earnings per share:

	2011	2010	2009 (*)

Net income attributable to controlling shareholders	1,005,731	1,971,023	(1,021,311)

Net income allocated to common shares - basic and diluted	346,885	679,822	(1,021,311)
Net income allocated to preferred shares - basic and diluted	658,846	1,291,201

Weighted average number of outstanding shares
Common shares - basic	203,423,176	203,423,176	245,749,226
Common shares - diluted	203,423,176	203,423,176	245,749,226
Preferred shares - basic	386,365,814	386,365,814	305,438,721
Preferred shares - diluted	386,365,814	386,387,781	305,438,721

Earnings per share (in reais):
Common shares - basic	1.71	3.34	(1.85)
Common shares - diluted	1.71	3.34	(1.85)
Preferred shares - basic	1.71	3.34
Preferred shares - diluted	1.71	3.34

(*)	Under the Brazilian corporate law, preferred shareholders are not contractually obligated to absorb losses, and such losses are exclusively attributed to common shareholders.

26.	EMPLOYEE BENEFITS

(a)	Pension Funds

The Company and its subsidiaries sponsor retirement benefit plans (“pension funds”) for their employees, provided that they elect to be part of such plan, and current beneficiaries. The table below shows the existing pension plans at December 31, 2011.

Pension plan	Sponsors	Manager

TCSPREV	Oi, BrT Celular, VANT, BrT Multimídia, BrT CS, iG and BrTI	FATL
BrTPREV	Oi, BrT Celular, BrT Multimídia, BrT CS, iG and BrTI	FATL
Fundador / Alternativo	Oi	FATL
TelemarPrev	Oi	FATL
PAMEC	Oi	Oi
PBS-A	Oi	Sistel

Sistel - Fundação Sistel de Seguridade Social

FATL - Fundação Atlântico de Seguridade Social

For purposes of the pension plans described in this note, the Company can also be referred to as the “Sponsor”.

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

On January 1, 2010, the pension plans that until then were administrated by Fundação 14 de Previdência Privada and Fundação BrTPREV were transferred to the administration of FATL.

The sponsored plans are valued by independent actuaries at the end of the annual reporting period. For the year ended December 31, 2011, the actuarial valuations were performed by Mercer Human Resource Consulting Ltda. The Bylaws provide for the approval of the supplementary pension plan policy, and the joint liability attributed to the defined benefit plans is ruled by the agreements entered into with the pension fund entities, with the agreement of the National Pension Plan Authority (PREVIC), as regards the specific plans. PREVIC is the official agency that approves and oversees said plans.

The sponsored defined benefit plans are closed to new entrants because they are close-end pension funds. Participants’ and the sponsors’ contributions are defined in the funding plan.

For the plans that report an actuarial surplus, assets are recorded when there is an express authorization for offsetting them against future employer contributions or available in the form of refunds.

The Company’s management is currently assessing the possibility of migrating the participants of the Fundador/Alternativo plan to the BrTPREV plan, and the possible impacts of this migration on the provisions recognized in its financial statements. The Company estimates that this study and the approval by its management bodies will be completed by the end of 2012.

Provisions for pension funds

Refer to the recognition of the actuarial deficit of the defined benefit plans, as shown below:

	2011	2010
BrTPREV and Fundador/Alternativo plans	620,149	650,305
PAMEC Plan	3,554	3,001

Total	623,703	653,306

Current	77,745	77,941
Non-current	545,958	575,365

Assets recorded to be offset against future employer contributions

The Company recognized TCSPREV Plan assets related to: (i) sponsor contributions which participants that left the Plan are not entitled to redeem; and (ii) part of the Plan’s surplus attributed to the sponsor.

The assets recognized are used to offset future employer contributions. These assets are broken down as follows:

	2011	2010
TCSPREV Plan	112,525	92,619
PBS-A plan	80,238

Total	192,763	92,619

Current	50,149
Non-current	142,614	92,619

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Features of the sponsored supplementary pension plans

1)	FATL

FATL, closed, multiple sponsor, multiple plan pension fund, is a nonprofit, private pension-related entity, with financial and administrative independence, headquartered in Rio de Janeiro, State of Rio de Janeiro, engaged in the management and administration of pension benefit plans for the employees of its sponsors.

Plans

(i)	BrTPREV

Defined contribution and settled benefit plan, launched in October 2002, intended to grant pension plan benefits supplementary to benefits granted by the official social security system and which initially covered only employees of the Rio Grande do Sul Branch. This pension plan started to be offered to new employees of the Company and its subsidiaries from March 2003 to February 2005, when its offering was suspended and it is closed to new participants. BrTPREV currently covers nearly 10.08% of the staff.

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

(ii)	Fundador/Alternativo

Defined benefit plans intended to grant pension benefits supplementary to the benefits of the official social security system, which is closed to new participants, originated from the merger of the Fundador-BrT plan by the Alternativo-BrT plan, pursuant to PREVIC Administrative Rule 2627/2008, thus forming a single plan, without changing the rules for the participants and beneficiaries, and which was renamed to Fundador/Alternativo plan. Currently this plan covers nearly 0.13% of the staff.

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

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(iii)	TCSPREV

Defined contribution and settled benefits plan established on February 28, 2000. On December 31, 2001, all sponsored pension plans were merged with and into SISTEL, and the PREVIC exceptionally and provisionally approved the document submitted to that Authority, in view of the need for adjustments to the plan’s charter. Thus, TCSPREV consists of defined contribution groups with settled and defined benefits. The plans added to the TCSPREV were PBS-TCS, PBT-BrT, BrT Administration Agreement, and the Atypical Contractual Relationship Term Sheet, where the terms and conditions set forth in the original plans were maintained.

On September 18, 2008, PREVIC/MPS Administrative Rule 2521/2008, which approves the new charter of the plan, was published in the Federal Official Gazette (DOU), confirming all the terms and conditions exceptionally and provisionally approved on December 31, 2001. The new charter also includes the amendments necessary to meet the current requirements of the supplementary pension plan law.

Beginning March 2003, the TCSPREV Plan was no longer offered to the sponsors’ new hires. However, this plan started to be offered again in March 2005 to the defined contribution group. Currently, the TCSPREV plan covers nearly 33.51% of the staff.

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

The PREVIC authorized, through Administrative Rule 2792/2009, the transfer of the administration of the TCSPREV benefit plan to Fundação Atlântico de Seguridade Social.

(iv)	TelemarPrev

Variable contribution plan that started to be sponsored by the Company in 2010.

The benefits ensured to participants under the plan are classified into: (i) risk benefits - supplements to official retirement benefits; and (ii) discretionary benefits - annuities.

A participant’s regular contribution is comprised of two portions: (i) basic - equivalent to 2% of the contribution salary; and (ii) standard - equivalent to 3% of the positive difference between the total contribution salary and the social security contribution. The additional extraordinary contributions from participants are optional and can be made in multiples of 0.5% of the contribution salary, for a period of not less than six months.

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Nonrecurring extraordinary contributions from participants are also optional and cannot be lower than 5% of the contribution salary ceiling.

The plan’s charter requires the parity between participants’ and sponsors’ contributions, up to the limit of 8% of the contribution salary, even though a sponsor is not required to match extraordinary contributions made by participants. The plan is funded under the capitalization approach.

2)	Assistance plan managed by the Company

(i)	PAMEC-BrT - Health Care Plan for Pension Plan Beneficiaries (defined benefit)

Defined benefit plan intended to provide medical care to the retirees and survivor pensioners linked to the TCSPREV pension plan managed by FATL.

The contributions for PAMEC-BrT were fully paid in July 1998, through a bullet payment. However, as this plan is now administrated by the Company, after the transfer of management by Fundação 14 in November 2007, there are no assets recognized to cover current expenses, and the actuarial obligation is fully recognized in the Company’s liabilities.

3)	SISTEL

Sistel is a nonprofit, private welfare and pension entity, established in November 1977, which is engaged in creating private plans to grant benefits in the form of lump sums or annuities, supplementary or similar to the government retirement pensions, to the employees and their families who are linked to the sponsors of SISTEL.

Plans

(i)	PBS-A

Defined benefit plan jointly sponsored with other sponsors associated to the provision of telecommunications services and offered to participants who held the status of beneficiaries on January 31, 2000.

Contributions to the PBS-A are contingent on the determination of an accumulated deficit. As at December 31, 2011, date of the last actuarial valuation, the plan presented a surplus.

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

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

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

Actuarial deficit of the Plans

The unamortized mathematical reserve, corresponding to the current value of the supplementary Company contribution, as a result of the actuarial deficit of the plans administrated by BrTPREV, have a settlement deadline of 20 years, beginning January 2002, according to PREVIC Circular 66/PREVIC/GAB/COA, of January 25, 2002. Eleven years remain to reach the deadline for full settlement.

The PREVIC authorized, through Administrative Rule 2792/2009, the transfer of the administration of the Fundação BrTPREV benefit plans to Fundação Atlântico de Seguridade Social, an entity sponsored by the Oi Group.

Contributions to the Fundador/Alternativo plan are suspended under a court order.

Situation of the sponsored plans, revalued at the end of the reporting period (BrTPREV and Fundação 14)

The table below shows the data of the sponsored defined benefit pension plans:

	2011	2010	2011	2010
	BrTPREV, Alternativo and Fundador		TCSPREV
RECONCILIATION OF ASSETS AND LIABILITIES
Actuarial obligations on vested benefits	1,849,787	1,698,979	388,728	353,990
Actuarial obligations on unvested benefits	55,220	45,345	83,085	66,693

(=) Total present value of actuarial	1,905,007	1,744,324	471,813	420,683

Fair value of plan assets	(1,213,900)	(1,104,844)	(1,376,344)	(1,242,078)

(=) Net actuarial liability/(asset)	691,107	639,480	(904,531)	(821,395)

Unrecognized actuarial loss (gains)	(70,958)	10,825	12,057	11,362
Effect of paragraph 58(b), IAS 19 ceiling			779,949	717,414

(=) Net actuarial liability/(asset) recognized (1)	620,149	650,305	(112,525)	(92,619)

(1)

The Company determines the amount available to deduct from future contributions according to the applicable legal provisions and the benefit plan charter. The amount of the asset linked to the TCSPREV plan recognized in the Company’s financial statements, totaling R$112,525 (R$92,619 at December 31, 2010), does not exceed the present value of future contributions.

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

	BrTPREV, Alternativo and Fundador		TCSPREV
	2011	2010	2011	2010
CHANGES IN NET ACTUARIAL LIABILITIES/(ASSETS)
Present value of actuarial obligation at beginning of year	1,744,324	1,595,132	420,683	394,373
Interest on actuarial obligations	180,365	173,808	43,844	42,047
Cost of current service	1,807	4,486	1,161	1,973
Benefits paid, net	(155,039)	(135,274)	(29,035)	(26,849)
Actuarial (gain) or loss on actuarial obligation	133,550	106,172	35,160	9,139
Present value of actuarial obligation at end of year	1,905,007	1,744,324	471,813	420,683
Fair value of assets at beginning of year	1,104,844	937,590	1,242,078	1,112,181
Return of plan assets	119,414	106. 456	134,393	131,221
Actuarial gain/(loss) on plan assets	53,989	97,533	28,908	25,506
Regular contributions received by plan	53	23		19
Sponsor				19
Participants	53	23
Amortizing contributions received from sponsor	90,692	98,539
Payment of benefits	(155,092)	(135,297)	(29,035)	(26,849)
Fair value of plan assets at end of year	1,213,900	1,104,844	1,376,344	1,242,078
(=) Net actuarial liability/(asset)	691,107	639,480	(904,531)	(821,395)
Unrecognized actuarial (gain) or loss	(70,958)	10,825	12,057	11,362
Effect of paragraph 58(b), IAS 19 ceiling			779,949	717,414
(=) Net actuarial liability/(asset) recognized	620,149	650,305	(112,525)	(92,619)

	BrTPREV, Alternativo and Fundador			TCSPREV
	2011	2010	2009	2011	2010	2009
EXPENSE (INCOME) RECOGNIZED IN THE COMPANY’S INCOME STATEMENT (1)
Cost of current service	1,807	4,486	4,020	1,161	1,973	2,428
Interest cost	180,365	173,808	166,307	43,844	42,047	43,023
Return of plan assets	(119,414)	(106,456)	(105,686)	(134,393)	(131,221)	(104,025)
Amortization of actuarial (gains) losses, net	(2,222)			6,947	(17,489)	(235,484)
Effect of paragraph 58(b), IAS 19 ceiling				62,535	137,183	282,775

Total recognized expense (income)	60,536	71,838	64,641	(19,906)	32,493	(11,283)

(1)

In 2011, the Company presented a decrease in the surplus of the TCSPREV plan, thus recognizing R$19,906 in other operating income. In 2010, the Company recognized a R$32,493 decrease in surplus of the TCSPREV plan in other operating expenses.

The sponsor’s contributions to the pension plans estimated for 2012 amount R$101,455.

	BrTPREV, Alternativo and Fundador				TCSPREV
	2011		2010		2011		2010
MAIN ACTUARIAL ASSUMPTIONS USED
Nominal discount rate of actuarial obligation	10.35%		10.77%		10.35%		10.77%
Estimated inflation rate	4.50%		4.50%		4.50%		4.50%
Estimated nominal salary increase index	9.31%		7.95%		9.31%		7.95%
Estimated nominal benefit increase index	4.50%		4.50%		4.50%		4.50%
Total expected rate of return on plan assets	11.50%		11.61%		11.50%		12.09%
General mortality biometric table	AT2000		AT2000		AT2000		AT2000
Biometric disability table	Zimmermann Nichzugs		Zimmermann Nichzugs		Zimmermann Nichzugs		Zimmermann Nichzugs
Biometric disabled mortality table	Winklevoss		Winklevoss		Winklevoss		Winklevoss
Turnover rate	5.5	% p.a.	15	% p.a.	5.5	% p.a.	15	% p.a.

ADDITIONAL DISCLOSURES – 2011

a) Plans’ assets and liabilities correspond to amounts as at December 31, 2011.

b) Master file data used are as at August 31, 2011, projected for December 31, 2011.

Situation of the sponsored plans, revalued at the end of the annual reporting period (SISTEL and PAMEC)

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

	PBS-A		PAMEC
	2011	2010	2011	2010
RECONCILIATION OF ASSETS AND LIABILITIES
Actuarial obligations on vested benefits	767,124	714,094	3,720	3,569
(=) Total present value of actuarial	767,124	714,094	3,720	3,569
Fair value of plan assets	(1,198,834)	(1,192,596)
(=) Net actuarial liability/(asset)	(431,710)	(478,502)	3,720	3,569
Unrecognized actuarial gains/losses			(166)	(568)
Effect of paragraph 58(b), IAS 19 ceiling	351,472	478,502
(=) Net actuarial liability/(asset) recognized	(80,238)		3,554	3,001

	PBS-A		PAMEC
	2011	2010	2011	2010
CHANGES IN NET ACTUARIAL LIABILITIES/(ASSETS)
Present value of actuarial obligation at beginning of year	714,094	624,068	3,569	3,054
Interest on actuarial obligations	73,681	67,994	382	340
Benefits paid, net	(65,757)	(64,034)	(40)	(88)
Actuarial (gain) or loss on actuarial obligation	45,106	86,066	(191)	263
Present value of actuarial obligation at end of year	767,124	714,094	3,720	3,569
Fair value of assets at beginning of year	1,192,596	973,464
Expected return for the year	134,982	92,140
Actuarial gain/(loss) on plan assets	(62,987)	191,026
Regular contributions received by plan			40	88
Sponsor			40	88
Payment of benefits	(65,757)	(64,034)	(40)	(88)
Fair value of plan assets at end of year	1,198,834	1,192,596
(=) Net actuarial liability/(asset)	(431,710)	(478,502)	3,720	3,569
Unrecognized actuarial gains/losses			(166)	(568)
Effect of paragraph 58(b), IAS 19 ceiling	351,472	478,502
(=) Net actuarial liability/(asset) recognized	(80,238)		3,554	3,001

	PBS-A			PAMEC
	2011	2010	2009	2011	2010	2009
EXPENSE (INCOME) RECOGNIZED IN THE COMPANY’S INCOME STATEMENT
Interest on actuarial obligations	73,681	67,994	68,981	382	340	264
Return (loss) on plan assets	(134,982)	(92,140)	(110,571)
Amortization of actuarial (gains) losses, net	108,092	(104,959)	30,174	211	42
Effect of paragraph 58(b), IAS 19 ceiling	(127,029)	129,105	11,416

Total recognized expense (income)	80,238			593	382	264

	PBS-A		PAMEC
	2011	2010	2011	2010
MAIN ACTUARIAL ASSUMPTIONS USED
Nominal discount rate of actuarial obligation (6% + inflation)	10.35%	10.77%	10.35%	10.77%
Estimated inflation rate	4.50%	4.50%	4.50%	4.50%
Estimated nominal salary increase index	N.A.	N.A.	N.A.	N.A.
Estimated nominal benefit increase index	4.50%	4.50%	N.A.	N.A.
Nominal medical costs growth rate	N.A.	N.A.	7.64%	7.64%
Total expected rate of return on plan assets	11.61%	9.76%	N.A.	N.A.
General mortality biometric table	AT2000	AT2000	AT2000	AT2000
Biometric disability table	Zimmermann Nichzugs	Zimmermann Nichzugs	N.A.	N.A.
Biometric disabled mortality table	Winklevoss	Winklevoss	Winklevoss	Winklevoss
Turnover rate	Nil	Nil	Nil	Nil

N.A. = Not applicable.

ADDITIONAL DISCLOSURES – 2011

a) Plans’ assets and liabilities correspond to amounts as at December 31, 2011.

b) Master file data used for the PBS-A plans are as at July 31, 2011 and PAMEC are as at October 31, 2011, both projected for December 31, 2011.

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

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

The average ceilings set for the different types of investment permitted for pension funds are as follows:

ASSET SEGMENT	BrTPREV, Alternativo and Fundador	TCSPREV	PBS-A
Fixed income	100.00%	100.00%	100.00%
Variable income	70.00%	70.00%	70.00%
Structured investments	20.00%	20.00%	20.00%
Investments abroad	10.00%	10.00%	10.00%
Real estate	8.00%	8.00%	8.00%
Loans to participants	15.00%	15.00%	15.00%

The allocation of plan assets as at December 31, 2011 is as follows:

ASSET SEGMENT	BrTPREV, Alternativo and Fundador	TCSPREV	PBS-A
Fixed income	81.00%	81.00%	74.70%
Variable income	16.00%	16.00%	20.25%
Structured investments
Investments abroad
Real estate	2.00%	2.00%	3.85%
Loans to participants	1.00%	1.00%	1.20%

Total	100.00%	100.00%	100.00%

(b)	Employee profit sharing

The employee profit sharing plan was established in 1999 as a way to stimulate employees to meet individual and corporate goals, improving return to shareholders. The plan comes into effect when the following goals are met:

•	Attainment of economic value added goals (earnings before interest, income tax, depreciation and amortization indicators, and economic value added indicators); and

•	Operating, quality and market indicators.

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

As at December 31, 2011, the Company and its subsidiaries recognized provisions based on goal attainment estimates totaling R$20,734 (R$96,344 in 2010).

The differences between the accrued amounts and the amounts stated in the income statements refer to increases in prior years’ estimates, when the benefit is effectively paid.

(c)	Share-based payment plans

Plan approved on April 28, 2000

The rights vested through stock options agreements while this previously approved plan was effective remain valid and effective according to the related agreed terms and conditions, and no new grants through this plan are allowed.

As at December 31, 2011, there were outstanding vested options, as described in the program below.

Program B

The options guaranteed by this plan are classified as equity-settled stock options.

The strike price was set by the management committee based on the share market price on grant date and will be adjusted for inflation using the IGP-M from the agreement execution date to vested option payment date.

The table below summarizes the transactions conducted with preferred shares up to December 31, 2011:

	Number of shares (in thousands)	In reais
		Price on grant date	Grant price
			2011	2010
Balance at beginning of year	21,967	18.87	21.90	20.83
Cancelled options	(21,967)

The stock options vested as follows:

Grant						Options
Grant date		Lot	Vesting date	Period of duration	Adjusted strike price (in reais)	(in thousands of shares)
		33%	12/22/2005	12/31/2011	21.90	2,280
3rd	12/22/2004	33%	12/22/2006	12/31/2011	21.90	2,280
		34%	12/22/2007	12/31/2011	21.90	2,282

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The fair value of the options granted was estimated on grant date based on the Black-Scholes option pricing model, using the following assumptions:

21/12/2004
Backing asset	13.64
Exercise price	17.30
Expected volatility	38.2%
Risk-free interest rate	8.4%
Expected life (in years)	2
Dividends yield	3.10%
Fair value on grant date	2.76

The share-based payment agreements prescribed that options can only be equity settled and the fair values of the Company’s shares are allocated on a straight-line basis over the relevant vesting periods. The portions corresponding to Company beneficiaries are accounted for by these companies on the income statement for the year as a balancing item to shareholders’ equity, as required by IFRS 2 Share-based Payment.

27.	SEGMENT INFORMATION

The Company’s management uses operating segment information for decision-making. The operating segments are identified according to the nature of the services and the technology used to provide the telecommunications services. The reportable segments are summarized below:

•	Fixed-line telephony/data: basically offers local and long distance voice transmission and data communication services;

•	Mobile telephony: offers primarily mobile voice, 3G data communication, and additional services, which include messaging services and interactivity; and

•

All other segments: includes the segment (i) internet service provider, whose revenue is mainly derived from Internet access services and on-line advertising and (ii) call center, whose revenue is mainly derived from third-party telemarketing services and customer service.

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The performance of each segment is obtained in the Company’s accounting records and is segregated as follows:

	Fixed telephony/data			Mobile telephony			All other segments
	2011	2010	2009	2011	2010	2009	2011	2010	2009
Net operating revenue	8,047,558	8,892,546	9,430,649	2,006,083	1,937,384	1,893,947	606,955	629,096	676,600

Cost of services and sales	(4,087,477)	(4,014,929)	(4,744,443)	(1,309,000)	(1,379,072)	(1,516,340)	(351,188)	(323,272)	(315,008)
Interconnection	(1,833,752)	(1,993,150)	(2,012,970)	(525,698)	(575,441)	(560,017)
Depreciation and amortization	(608,043)	(582,962)	(900,230)	(232,004)	(222,654)	(454,485)	(2,052)	(1,334)	(1,402)
Grid maintenance service	(627,366)	(561,727)	(758,065)	(59,114)	(54,514)	(67,601)	(277)	(170)
Rents and insurance	(653,896)	(514,208)	(562,395)	(334,300)	(327,395)	(192,446)	(21,968)	(28,349)	(20,956)
Cost of handsets and accessories				(23,850)	(47,778)	(88,633)
Other costs and expenses	(364,420)	(362,882)	(510,783)	(134,034)	(151,290)	(153,158)	(326,891)	(293,419)	(292,650)

Gross profit	3,960,081	4,877,617	4,686,206	697,083	558,312	377,607	255,767	305,824	361,592

Operating income (expenses)	(2,441,345)	(2,396,928)	(5,464,076)	(648,714)	(591,899)	(695,892)	(255,689)	(297,484)	(342,098)

Selling expenses	(992,231)	(858,912)	(1,116,729)	(435,669)	(402,523)	(523,537)	(134,719)	(124,787)	(188,055)

Allowance for doubtful accounts	(259,719)	(271,062)	(508,066)	(64,653)	(62,783)	(45,869)	(8,430)	(17,456)	(21,891)
Sales commissions	(637)	(716)		(11,415)	(12,149)				(4,583)
Call center	(339,820)	(290,045)	(272,971)	(26,506)	(61,349)	(65,820)	(17,626)	(17,112)	(15,933)
Advertising and publicity	(77,386)	(82,344)	(40,464)	(59,716)	(43,649)	(88,335)	(12,359)	(25,208)	(16,443)
Other third-part services	(155,550)	(124,562)	(144,164)	(234,901)	(146,645)	(193,020)	(15,382)	(13,372)	(35,543)
Other costs and expenses	(159,119)	(90,183)	(151,064)	(38,478)	(75,948)	(130,493)	(80,922)	(51,639)	(93,662)

General and administrative expenses	(1,193,147)	(1,269,931)	(1,205,026)	(168,645)	(172,633)	(161,130)	(101,352)	(162,623)	(145,373)

Other operating income (expenses), net	(255,967)	(268,085)	(3,142,321)	(44,400)	(16,743)	(11,225)	(19,618)	(10,074)	(8,670)
Other operating income	600,387	515,878	633,518	45,915	89,402	117,296	13,149	43,631	14,673
Other operating expenses	(856,354)	(783,963)	(3,775,839)	(90,315)	(106,145)	(128,521)	(32,767)	(53,705)	(23,343)

Operating income (loss) before financial income (expenses) and taxes	1,518,736	2,480,689	(777,870)	48,369	(33,587)	(318,285)	78	8,340	19,494

Financial income (expenses)	(554,516)	(108,946)	(323,085)	466,594	17,360	70,018	16,114	15,419	(30,270)

Financial income	927,977	843,669	459,265	665,847	180,495	176,070	20,559	20,055	15,195
Financial expenses	(1,482,493)	(952,615)	(782,350)	(199,253)	(163,135)	(106,052)	(4,445)	(4,636)	(45,465)

Income (loss) before taxes	964,220	2,371,743	(1,100,955)	514,963	(16,227)	(248,267)	16,192	23,759	(10,776)

Income tax and social contribution	(365,143)	(418,691)	263,272	(108,097)	18,637	68,828	(16,385)	(8,361)	6,587

Net income (loss) for the year	599,077	1,953,052	(837,683)	406,866	2,410	(179,439)	(193)	15,398	(4,189)

Net income (loss) attributed to controlling shareholders
Net income (loss) attributed to noncontrolling shareholders
Additional disclosures
Services provided	7,502,208	8,469,721	9,129,900	1,469,069	1,437,478	1,350,471	263,259	310,238	334,550
Sales				10,719	45,855	104,969
Revenue from external customers	7,502,208	8,469,721	9,129,900	1,479,788	1,483,333	1,455,440	263,259	310,238	334,550
Intersegment revenue	545,350	422,825	300,750	526,295	454,051	438,508	343,696	318,858	342,050

Total revenue	8,047,558	8,892,546	9,430,649	2,006,083	1,937,384	1,893,947	606,955	629,096	676,600

Depreciation and amortization	768,016	775,545	1,269,455	257,697	264,219	520,082	18,513	16,976	18,314
Capital Expenditures	1,118,006	751,566	582,005	166,678	150,607	439,605	12,371	85,486	85,503
Balance sheet information
Assets	24,751,717	22,329,731	19,870,655	8,925,657	4,988,303	5,054,828	637,754	633,486	796,265

	Eliminations			Total
	2011	2010	2009	2011	2010	2009
Net operating revenue	(1,415,341)	(1,195,734)	(1,081,306)	9,245,255	10,263,292	10,919,890

Cost of services and sales	1,161,100	985,192	811,570	(4,586,565)	(4,732,081)	(5,764,221)
Interconnection	648,231	586,663	547,458	(1,711,219)	(1,981,928)	(2,025,529)
Depreciation and amortization				(842,099)	(806,950)	(1,356,117)
Grid maintenance service				(686,757)	(616,411)	(825,666)
Rents and insurance	505,803	398,511	260,819	(504,361)	(471,441)	(514,978)
Cost of handsets and accessories	19	18	18	(23,831)	(47,760)	(88,615)
Other costs and expenses	7,047		3,275	(818,298)	(807,591)	(953,316)

Gross profit	(254,241)	(210,542)	(269,736)	4,658,690	5,531,211	5,155,669

Operating income (expenses)	254,345	214,630	269,748	(3,091,403)	(3,071,681)	(6.232.318)

Selling expenses	401,826	361,212	410,476	(1,160,793)	(1,025,010)	(1,417,845)

Allowance for doubtful accounts	(6)	(234)	(86)	(332,808)	(351,535)	(575,912)
Sales commissions				(12,052)	(12,865)	(4,583)
Call center	358,875	323,411	320,843	(25,077)	(45,095)	(33,881)
Advertising and publicity	1,304			(148,157)	(151,201)	(145,242)
Other third-part services	21,215	16,913	28,608	(384,618)	(267,666)	(344,119)
Other costs and expenses	20,438	21,122	61,111	(258,081)	(196,648)	(314,108)

General and administrative expenses	18,517	66,246	76,721	(1,444,627)	(1,538,941)	(1,434,808)

Other operating income (expenses), net	(165,998)	(212,828)	(217,449)	(485,983)	(507,730)	(3,379,665)
Other operating income	(99,091)	(124,949)	(105,547)	560,360	523,962	659,940
Other operating expenses	(66,907)	(87,879)	(111,902)	(1,046,343)	(1,031,692)	(4,039,605)

Operating income (loss) before financial income (expenses) and taxes	104	4,088	12	1,567,287	2,459,530	(1.076.649)

Financial income (expenses)	(104)	(4,088)	1,988	(71,912)	(80,255)	(281,349)

Financial income	(208,513)	(64,764)	(20,283)	1,405,870	979,455	630,247
Financial expenses	208,409	60,676	22,271	(1,477,782)	(1,059,710)	(911,596)

Income (loss) before taxes			2,000	1,495,375	2,379,275	(1,357,998)

Income tax and social contribution				(489,625)	(408,415)	338,687

Net income (loss) for the year			2,000	1,005,750	1,970,860	(1,019,311)

Net income (loss) attributed to controlling shareholders				1,005,731	1,971,023	(1,021,311)
Net income (loss) attributed to noncontrolling shareholders				19	(163)	2,000
Additional disclosures
Services provided				9,234,536	10,217,437	10,814,921
Sales				10,719	45,855	104,969
Revenue from external customers				9,245,255	10,263,292	10,919,890
Intersegment revenue
Total revenue

Depreciation and amortization				1,044,226	1,056,740	1,807,851
Capital Expenditures				1,297,055	987,659	1,107,113
Balance sheet information
Assets	(2,651,097)	(1,065,406)	(1,157,828)	31,664,031	26,886,114	24,563,920

(i)	The higher volume of additions recognized for the period ended December 31, 2011 concentrates in the improvement of network quality and expansion of fixed-line broadband coverage.

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The tables below present the components of revenue from the fixed telephony/data and mobile telephony segments for the periods ended December 31, 2011, 2010 and 2009.

	2011	2010	2009
Fixed-line telephony/data
Local fixed-line services	4,309,748	4,735,085	4,663,530
Local fixed-to-mobile calls (VC1)	1,372,570	1,568,847	1,818,659
Long distance fixed-line services	1,391,695	1,732,347	1,963,482
Long-distance fixed-to-mobile calls (VC2 and VC3)	344,561	423,634	582,686
Remuneration for the use of the fixed-line network	483,751	501,125	466,776
Data transmission services	5,680,648	5,781,035	5,247,549
Public phones	155,612	194,620	392,569
Other fixed-line services	637,642	609,323	574,956

Total gross operating revenue	14,376,227	15,546,016	15,710,207

Value-added and other indirect taxes	(2,876,634)	(3,254,389)	(3,554,187)
Discounts and returns	(3,452,035)	(3,399,081)	(2,725,371)

Net operating revenue	8,047,558	8,892,546	9,430,649

	2011	2010	2009
Mobile telephony
Mobile telephone services	1,657,542	1,490,166	1,358,211
Remuneration for the use of the mobile network	1,203,908	1,134,512	1,082,726
Sale of handsets and accessories	15,769	52,887	114,343

Total gross operating revenue	2,877,219	2,677,565	2,555,280

Value-added and other indirect taxes	(491,921)	(445,323)	(427,948)
Discounts and returns	(379,215)	(294,858)	(233,385)

Net operating revenue	2,006,083	1,937,384	1,893,947

The fixed/data segment operates in foreign countries through a system of submarine optical fiber cables, with connection points in the United States, Bermuda, Venezuela and Brazil, allowing data traffic through integrated service packages, offered to local and international corporate customers.

In reporting based on geographic segments, the segment’s revenue is based on the locations of the country where the services are provided. The segment’s non-current assets are based on the location of the assets.

In view of their immateriality, revenue and non-current assets of operations in foreign countries are being jointly disclosed.

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

	Revenue from external customers			Non-current assets (*)
Geographical information	2011	2010	2009	2011	2010
In the host country	9,181,673	10,199,921	10,861,377	11,914,048	10,978,658
In foreign countries	63,582	63,371	58,513	148,465	140,463

Total	9,245,255	10,263,292	10,919,890	12,062,513	11,119,121

(*)	Except for financial instruments, assets related to pension funds and deferred taxed, as required by IFRS 8 Operating Segments.

28.	RELATED-PARTY TRANSACTIONS

	2011	2010
Assets
Trade receivables	51,617	33,984
TMAR	25,722	19,051
Oi Internet	17,207
TNL PCS	8,688	14,933
Debentures	2,217,682	1,911,134
TMAR	2,217,682	1,911,134

	2011	2010
Liabilities
Trade payables	51,785	31,491
TMAR	24,123	10,203
TNL PCS	14,919	21,288
Oi Internet	7,383
Pointer Networks	5,360
Dividends payable	123,913	239,106
Coari	123,913	239,106
Other payables	747,171
Coari (bonus redeemable shares)	740,221
TMAR	1,010
TNL	5,940

	2011	2010	2009
Revenue
Revenue from services provided	335,933	449,069	244,825
TMAR	273,858	350,376	190,445
Oi Internet	21,437
TNL PCS	40,638	98,693	54,380
Financial income	306,548	236,385	72,734
TMAR	306,548	236,385	72,734

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

	2011	2010	2009
Operating costs and expenses	(301,903)	(164,041)	(118,516)
TMAR	(92,773)	(31,184)	(45,134)
TNL PCS	(201,101)	(132,857)	(73,382)
Pointer Networks	(251)
Oi Internet	(7,778)
Financial expenses	(43,819)	(3)	(1,392)
TNL	(40,930)		(1,319)
TMAR	(2,889)	(3)	(73)

Private debentures issued by TMAR

With the merger of BrT Part, the Company acquired all the receivables from its indirect parent related to the subscription of private, nonconvertible debentures issued by TMAR. These debentures mature in five years, on December 11, 2013. These debentures yield interest equivalent to the compound DI Rate of 4.0% per year and the Company accounted for R$189,463 as financial income for the year ended December 31, 2010. On December 31, 2010 the Company transferred the rights on these debentures to BrT Celular as partial payment of the capital increase undertaken by his subsidiary.

Transaction with BrT Celular

On March 12, 2009, subsidiary BrT Celular subscribed private, nonconvertible debentures, issued by TMAR in December 2008, in the amount of R$300,000. These debentures mature in five years, on December 11, 2013. These debentures pay interest equivalent to the compound DI Rate of 4.0% per year. As at December 31, 2011, the amount of the debentures receivable was R$2,217,682 (R$1,911,134 in 2010), and the Company accounted for R$306,548 as financial income (R$236,385 in 2010).

Lease of transmission infrastructure

The transactions conducted with TMAR and Oi refer to the provision of services and the assignment of means involving mainly interconnection and Industrial Exploration of Dedicated Line (EILD).

The transactions conducted with Oi Internet, subsidiary of TMAR, refer to the provision of dial port rental services.

Guarantees

The credits facilities extended by the BNDES, public debentures, and other loans are guaranteed by TNL. The Company recorded for the year ended December 31, 2011, as commission on TNL’s guarantees, expenses amounting to R$37,744 (R$5,477 in 2010 and R$1,287 in 2009). Additionally, TMAR provided guarantees on the CRI transaction at the cost of 0.5% of the outstanding balance per year. Related expenses for the year ended December 31, 2011 totaled R$550 (R$1,210 in 2010).

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

	2011	2010
Assets
Trade receivables	2,126
Portugal Telecom	2,126

	2011	2010
Liabilities
Trade payables	5,867
Portugal Telecom	126
Contax	5,741

	2011	2010
Revenue
Revenue from services provided	1,400
Portugal Telecom	1,400

	2011	2010
Costs/expenses
Operating costs and expenses	(140)
Portugal Telecom	(140)

Services provided by Contax

The Company and its subsidiary BrT Celular engaged call center and collection services from Contax, which is a controlled by the controlling shareholders of TmarPart. Contax provides customer services to fixed-line telephony customers, outbound telemarketing services to capture new mobile telephony customers, support to prepaid and subscription mobile telephony customers, technical support to Velox subscribers (ADSL), and collection services. Total costs of services provided by Contax for the year ended December 31, 2011 were R$103,095 (R$115,596 in 2010) on a consolidated basis.

Financing agreements with the BNDES

The Company and subsidiary BrT Celular entered into financing agreements with BNDES, controlling shareholder of BNDESPAR, which at December 31, 2011 holds 13.05% (31.4% in 2010) of the voting capital of TmarPart, holding company of the Group.

The balance due related to BNDES financing, at December 31, 2011, was R$2,229 million (R$2,588 million in 2010 and R$2,738 million in 2009) on a consolidated basis, and related financial expenses totaling R$154 million (R$201 million in 2010 and R$205 million in 2009) on a consolidated basis, were recognized.

The information on the agreements entered into with the BNDES is described in Note 19.

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Compensation of key management personnel

The compensation of the officers responsible for planning, managing and controlling the Company’s activities, including the compensation of the directors and executive officers, is as follows:

	2011	2010	2009
Salaries and other short-term benefits	3,510	2,589	7,074
Employment benefits			1,364
Share-based compensation	1,411	1,978	3,556

Total	4,921	4,567	11,994

29.	INSURANCE

During the concession period, the concessionary has the obligation of maintaining the following insurance coverage, over the prescribed terms: “all risks” policy that covers property damages to all insurable assets belonging to the concession, insurance against economic losses to insure the continuity of services, and insurance guaranteeing payment of obligations related to the quality and universal services, as provided for by the Concession Agreements. All material and/or high-risk assets and liabilities in are insured. The Company and its subsidiaries maintain insurance coverage against property damages, loss of revenue arising from such damages (loss of profits), etc. Management understands that the amount insured is sufficient to assure the integrity of assets and the continuity of operations, and the compliance with the rules set out in the Concession Agreements.

The insurance policies provide the following coverage, per risk and type of asset:

	2011	2010
Insurance line
Operational risks and loss of profits	800,000	800,000
Civil liability - third parties (*)	150,064	166,620
Fire - inventories	100,000	100,000
Concession warranty - Oi	40,443	7,480
Theft - inventories	20,000	20,000
Civil liability - general	15,000	15,000
Civil liability - vehicles	3,000	3,000

(*)	Based on the foreign exchange rate prevailing at December 31, 2011 (ptax): US$1=R$1.8758

30.	OTHER INFORMATION

(a)	Revision of the STFC Concession Agreements

On June 30, 2011, the Company entered into with ANATEL and the Ministry of Communications revisions of the STFC concession agreements and the Commitment Term Sheet to ensure the attainment of the objectives set out in Decree 7175/2010 (National Broadband Plan (PNBL)).

One of the main changes introduced by the revisions of STFC concession agreements is the end of the restriction that prevented associates of telecommunications service concessionaries to provide pay TV services.

The revision also complies with the new version of the General Universal Service Targets Plan (PGMU III), which is one of the appendices to said concession agreements. Under this new version, the Company agrees to install payphones (TUPs) in rural areas (schools, health clinics, and other locations), offering individual access to rural populations, and special individual class access (AICE) to lower-income subscribers enrolled on the Single Register for Federal Government Social Programs.

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011, 2010 and 2009

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The Presidential Decree that enacts the new PGMU III establishes that the technical feasibility of the prescribed obligations must be ensured and limits the installation of TUPs in rural areas to the balance resulting from the waiver of installing urban TUPs, in line with the provision of the General Telecommunications Law and the concession agreements in effect.

The TUP density target in urban areas was reduced from six to four for every 1,000 inhabitants and is immediately effective. Rural area TUP and rural individual access targets are all on demand and will only start to be met after a network coverage using a radio communication system operating in 451 MHz to 458 MHz and 461 MHz to 468 MHz radiofrequency sub-bands is in place, to be built by the winner of the bidding process that will be held on a date not yet set.

Concurrently with the execution of the amendment to the concession agreements and the enactment of the new PGMU, the Company voluntarily entered into a Commitment Term Sheet with the Ministry of Communications and ANATEL, joining the PNBL. Under this Commitment Term Sheet, the Oi Group companies agree to offer low-cost broadband services (‘Retail Offering’) and a ‘Wholesale Offering’, both aimed at meeting the Federal Government’s objectives of expanding and disseminating broadband use in Brazil.

(b)	Service Agreement and Official Sponsorship of the 2014 FIFA World Cup

In June 2010, the Company entered into an agreement with Fédération Internationale de Football Association (FIFA) to be the official provider of all telecommunications services of the 2014 FIFA World Cup and one of the official sponsors of the event.

The terms set forth by said agreement became effective only in 2011 since the agreement only became effective in January 2011.

Under the telecommunications services agreement, the Company agrees to make the necessary investments in infrastructure to provide such services.

(c)	Increase of Switched Fixed-line Telephone Services Tariff

On December 21, 2011, ANATEL approved the increase of STFC tariffs. These increases, effective beginning December 24, 2011, are 1.97% for local (subscription and traffic) and TU-RL interconnection services, and 1.63% for the payphone rate.

(Convenience Translation into English from the Original Previously Issued in Portuguese)

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011 and 2010

(Amounts in thousands of Brazilian reais, unless otherwise stated)

31.	EVENTS AFTER THE REPORTING PERIOD

(a)	Approval of Corporate Reorganization - Oi S.A. (former Brasil Telecom S.A.)

The shareholders of the Oi companies (TNL, TMAR, Coari and Oi) approved at the extraordinary shareholders’ meetings held on February 27 2012 the corporate reorganization that consisted of the partial split-off of TMAR with the merger of the split-off portion by Coari followed by the merger of TMAR shares by Coari and the mergers of Coari and TNL with and into Oi, the company that now concentrates all the shareholdings in Oi companies and is the only Oi company listed in a stock exchange, and whose corporate name was changed to Oi S.A. at the time of the same shareholders’ meetings.

As a result, 395,585,453 new common shares and 798,480,405 new preferred shares of Oi S.A. (former Brasil Telecom S.A.) were issued, and its subscribed, fully paid-in capital increased to R$6,816,468, represented by 599,008,629 common shares and 1,198,077,775 preferred shares, all registered and without par value.

As a result of the corporate reorganization, we have consolidated the results of TNL, TMAR and Coari as from February 28, 2012.

The simplified organization chart below shows the corporate structure before and after the corporate reorganization:

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011 and 2010

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The purpose of the corporate reorganization is to definitely simplify the corporate structure and the corporate governance of the Oi companies, resulting in the creation of value for the shareholders by, but not limited to:

•

simplify the corporate structure, which previously included three publicly-held companies with seven different classes of publicly traded shares, by consolidating our shareholder bases in one public company with two classes of shares that will be traded in Brazil and abroad;

•

reduce operational, administrative and financial costs following the consolidation of the general management of the Oi companies, the simplification of their capital structure, and the improvement of their ability to attract investments and access the capital markets;

•	align the interests of the shareholders of TNL, TMAR and Oi;

•	enhance the liquidity of the shares issued by Oi; and

•	eliminate the costs of separate listings of the shares of TNL, TMAR and Oi, as well as costs arising from separately complying with the public disclosure requirements applicable to TNL, TMAR and Oi.

Maintaining the share control of Oi S.A. (former Brasil Telecom S.A.) exclusively at TMAR Part. was a condition for the approval of the corporate reorganization, thus complying with its legal and regulatory obligations before ANATEL. TMAR Part. and its direct or indirect shareholders took the necessary actions to maintain control and comply with such obligations, including, potentially, through the exchange of preferred shares held for common shares held by direct or indirect shareholders.

Oi’s Extraordinary Shareholders’ Meeting held on February 27, 2012 also approved the Oi redeemable bonus preferred shares proposal attributed exclusively to BrT shareholders prior to the merger, totaling R$1.5 billion. The base date of the bonuses payable to shareholders whose shares are traded on the BM&FBOVESPA and shareholders whose shares are traded on the New York Stock Exchange (NYSE) was March 29, 2012 (deadline to exercise withdrawal rights). Accordingly, beginning March 30, 2012, these shares were traded ex-bonus on the stock exchange. On April 9, 2012, the redemption amount of the redeemable shares was paid proportionally to the each shareholder’s interest in share capital social and on the same date the reimbursement amount was paid to any withdrawing TNL and TMAR shareholders, for an aggregate cost of R$1,999 million. The amount of the redeemed shares above was deducted from the calculation of the approved share exchange ratios.

The table below shows the exchange ratios resulting from the mergers of TNL and Coari with and into Oi:

Original share/Replacement share	Exchange ratio
TNLP3 / BRTO3	2.3122
TNLP4 / BRTO4	2.1428
TNLP4 / BRTO3	1.8581
TMAR3 / BRTO3	5.1149
TMAR5 and TMAR6 / BRTO4	4.4537
TMAR5 and TMAR6 / BRTO3	3.8620

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011 and 2010

(Amounts in thousands of Brazilian reais, unless otherwise stated)

After April 9, 2012, the common and preferred shares of Oi S.A. (former Brasil Telecom S.A.) have been traded, under their new ticker code, OIBR3 and OIBR4, respectively.

In addition to the relevant corporate approvals, the corporate reorganization was subject to the ANATEL’s approval, granted on October 27, 2011. In addition, the shares to be issued by Oi S.A. (formerly Brasil Telecom S.A.) in this context were registered with the SEC, and we obtained the consent of Oi companies’ creditors to implement the corporate reorganization, where applicable.

The Debentureholders’ Meeting held on October 17, 2011 approved the discontinuation of the collateral transfers granted under TNL guarantees of Oi’s fourth issuance public debentures.

The business strategy to be adopted by management for the Company’s future operations will be significantly impacted since certain revenues will be consolidated, there will be cost savings, certain assets will be used in an integrated way, and the restructuring will generate other benefits and impacts. Management will analyze, therefore, cash flows on a consolidated basis in its decision-making process.

As a result, the Company, considered the consolidated future cash flows of its operations to determine if there are any indications that its assets (represented by this cash-generating unit) may be impaired. The test did not reveal any evidence of impairment of the Company’s long-lived assets.

In connection with the corporate reorganization, in the year ended December 31, 2011, Oi recognized a liability related to the redeemable bonus shares, amounting to R$1,501,984.

(b)	Loans and financing

Bonds

In February 2012, the Company issued Senior Notes in the amount of R$1,500 million to refinance its debt and for general corporate purposes. This transaction bears interest of 5.75% per year and its maturity is in February 2022. Interest is payable semiannually in February and August, from August 2012 to maturity date. The related debt issuance costs, totaling US$6 million, will be amortized through the income statement, according to this issuance’s contractual terms, using its effective interest.

Issuance of public debentures

The Board of Directors’ Meeting held on February 6, 2012 approved the ninth public issuance, by the Company, of unsecured, nonconvertible debentures, in the local market, with restricted placement efforts, pursuant to CVM Instruction 400, totaling R$2 billion. The CVM approved the

Oi S.A. (formerly Brasil Telecom S.A.) and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2011 and 2010

(Amounts in thousands of Brazilian reais, unless otherwise stated)

issue registration on March 14, 2012. The debentures were issued in two series, a first series amounting to R$400 million with a five-year maturity that pays interest equivalent to the CDI plus 0.94%, and a second series amounting to R$1.6 billion with an eight-year maturity, with 50% amortizations on the 7th and 8th, which pays interest equivalent to the IPCA plus 6.20% per year. Both series were financially settled on March 23, 2012.

Redemption of Debentures

In March 2012, the Company redeemed all R$1,500 million aggregate principal amount of simple, unsecured nonconvertible debentures originally issued by TNL in May 2011.

(c)	Dividends Policy for 2012-2015

On April 16, 2012, the Company’s Board of Directors approved a Shareholders’ Dividends Policy for 2012-2015 (referring to fiscal years 2011-2014).

The approved Dividends Policy provides for a total payment of R$8,000,000,000.00, disbursed according to the following calendar: (i) R$2,000,000,000.00 to be declared at the time of the Annual Shareholders’ Meeting that approves the 2011 financial statements, (ii) R$1,000,000,000.00 in August 2012, R$1,000,000,000.00 in August 2013, and R$1,000,000,000.00 in August 2014; and (iii) R$1,000,000,000.00 to be declared at the time of each Annual Shareholders’ Meeting that approves the 2012, 2013 and 2014 financial statements, in addition to the dividends paid in August of each year, as defined in item (ii).

The Dividends Policy is subject to the market conditions, the Company’s financial soundness, and the relevant legal/regulatory environment. The Dividends Policy can be implemented by means of the distribution of dividends, the payment of interest on capital, bonuses, redemptions, capital reductions, or any other methods that allow the distribution of funds to shareholders, within, for each one of the fiscal years, the maximum leverage corresponding to 3.0x the Net Debt Ratio (including the amount to be paid in the year) to EBITDA (for the year prior to the payment of dividends).