Form 20-F
period 2012-12-31
OI S.A.
filed 2013-04-30
CIK 1160846

As filed with the Securities and Exchange Commission on April 30, 2013

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-15256

OI S.A.

(Exact Name of Registrant as Specified in Its Charter)

N/A	The Federative Republic of Brazil
(Translation of Registrant’s Name into English)	(Jurisdiction of Incorporation or Organization)

Rua do Lavradio, No. 71, 2nd floor – Centro

20230-070 Rio de Janeiro, RJ, Brazil

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

The total number of issued shares of each class of stock of Oi S.A. as of December 31, 2012 was:

599,008,629 common shares, without par value

1,198,077,775 preferred shares, without par value

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

Large accelerated filer ☒	Accelerated filer ☐	Non-acceleratedfiler ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

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

On April 25, 2013, the exchange rate for reais into U.S. dollars was R$2.0119 to US$1.00, based on the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank. The selling rate was R$2.0435 to US$1.00 on December 31, 2012, R$1.876 to US$1.00 on December 31, 2011 and R$1.666 to US$1.00 on December 31, 2010, in each case, as reported by the Central Bank. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate on April 25, 2013 may not be indicative of future exchange rates. See “Item 3. Key Information—Exchange Rates” for information regarding exchange rates for the real since January 1, 2008.

Solely for the convenience of the reader, we have translated some amounts included in “Item 3. Key Information—Selected Financial Information” and in this annual report from reais into U.S. dollars using the selling rate as reported by the Central Bank on December 31, 2012 of R$2.0435 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

Financial Statements

We maintain our books and records in reais. We prepare our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. Our consolidated financial statements as of December 31, 2012 and 2011 and for the three years ended December 31, 2012 have been audited, as stated in the report appearing herein, and are included in this annual report.

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

Corporate Reorganization

On February 27, 2012, Tele Norte Leste Participações S.A., or TNL, Telemar Norte Leste S.A., a subsidiary of TNL, or Telemar, Coari Participações S.A., a wholly owned subsidiary of Telemar, or Coari, and Brasil Telecom S.A., a subsidiary of Coari, undertook a corporate reorganization in which:

•	Telemar and Coari engaged in a split-off (cisão) and merger of shares (incorporação de ações) under Brazilian law in which (1) Telemar transferred the shares of Coari that it owned to Coari, (2) Coari assumed a portion of the liabilities of Telemar, (3) the common and preferred shares of Telemar were exchanged for newly issued common and preferred shares of Coari, and (4) Telemar became a wholly-owned subsidiary of Coari;

•	Coari and Brasil Telecom engaged in a merger (incorporação) under Brazilian law in which Coari merged with and into Brasil Telecom, which we refer to as the Coari merger;

•	TNL and Brasil Telecom engaged in a merger (incorporação) under Brazilian law in which TNL merged with and into Brasil Telecom, which we refer to as the TNL merger; and

•	the corporate name of Brasil Telecom was changed to Oi S.A., or Oi.

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

As a result of the corporate reorganization, we have consolidated the results of TNL into results as from February 28, 2012. We have accounted for the Coari merger and the TNL merger using the carry-over basis of our own assets and liabilities and of the assets and liabilities assumed of TNL, Telemar, and Coari as from the date of the reorganization. The carry-over basis of the assets and liabilities were determined at the lowest level entity in the group (i.e., the effects of the purchase accounting relating to Coari’s acquisition of Brasil Telecom (now Oi S.A.) will not be reflected in the assets and liabilities of Oi S.A. in its consolidated financial statements as a result of the TNL merger). Additionally, our historical financial statements have not been restated to reflect the impacts of the corporate reorganization on a retrospective basis. Due to the limited guidance in IFRS as issued by the IASB and Brazilian GAAP regarding restructurings of entities under common control, we made a formal request for consultation with the CVM regarding the accounting policy to be applied to these common-control mergers. On April 24, 2013, the Board of Directors of the CVM unanimously decided that the accounting policy to use our carry-over basis of our own assets and liabilities is the most adequate policy given the fact pattern, and would provide more relevant and reliable information for the investor. As part of their decision, the CVM also required that our parent company, Telemar Participações S.A., file their quarterly and annual financial statements with the CVM on the same date that we file our financial statements. Our non-current intangible assets and property, plant and equipment are recorded on a different basis in our parent company’s consolidated financial statements, reflecting the amortized purchase price allocated to these assets resulting from Coari’s acquisition of our company on January 8, 2009. For more details regarding the corporate reorganization, see “Item 4. Information on the Company—Our History and Development—Corporate Reorganization of TNL, Telemar and Our Company.”

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

Unless otherwise indicated or the context otherwise requires:

•	all references to “our company,” “we,” “our,” “ours,” “us” or similar terms are to Oi S.A. and its consolidated subsidiaries with respect to current information and information as of and for periods ended after February 27, 2012 and to Brasil Telecom S.A. and its consolidated subsidiaries with respect to information as of and for periods ended on or prior to February 27, 2012;

•	all references to “Oi” or “Brasil Telecom” are to Oi S.A. (formerly known as Brasil Telecom S.A.);

•	all references to “TmarPart” are to Telemar Participações S.A., the direct controlling shareholder of Oi;

•	all references to “TNL” are to Tele Norte Leste Participações S.A., a company that was directly controlled by TmarPart prior to its merger with and into Oi on February 27, 2012 as part of the corporate reorganization;

•	all references to “Telemar” are to Telemar Norte Leste S.A., a company that was directly controlled by TNL prior to the corporate reorganization and which became a wholly-owned subsidiary of Oi on February 27, 2012 as part of the corporate reorganization;

•	all references to “Coari” are to Coari Participações S.A., a company that was wholly-owned by Telemar prior to its merger with and into Oi on February 27, 2012 as part of the corporate reorganization;

•	all references to our Common ADSs are to American Depositary Shares, or ADSs, each representing one common share of our company, all references to our Preferred ADSs are to ADSs, each representing one preferred share of our company, and all references to our ADSs are to our Common ADSs and Preferred ADSs;

•	all references to “Brazil” are to the Federative Republic of Brazil; and

•	all references to the “Brazilian government” are to the federal government of the Federative Republic of Brazil.

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

On August 15, 2012, we changed the ratio applicable to our Preferred ADS from three preferred shares per Preferred ADS to one preferred shares per Preferred ADS. All references to numbers of Preferred ADSs in this annual report have been adjusted to give effect to this change in ratio.

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

The selected financial data as of December 31, 2012 and 2011 and for the three years ended December 31, 2012 have been derived from the consolidated financial statements of Oi, prepared in accordance with IFRS, and included in this annual report. The selected financial data as of December 31, 2010 and 2009 and for the year ended December 31, 2009 have been derived from the consolidated financial statements of Oi, prepared in accordance with IFRS, which is not included in this annual report.

The consolidated financial statements as of and for the years ended December 31, 2010 and 2009 were our first annual consolidated financial statements to be prepared in accordance with IFRS. Therefore, we are only presenting information related to the years ended December 31, 2012, 2011, 2010 and 2009.

We have included information with respect to the dividends and/or interest attributable to shareholders’ equity paid to holders of our common shares and preferred shares since January 1, 2008 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date under the caption “Item 8. Financial Information—Dividends and Dividend Policy—Payment of Dividends.” We prepare individual financial statements in accordance with Brazilian GAAP for certain purposes, including for the calculation of dividends.

	At and For the Year Ended December 31,
	2012(1)		2012		2011		2010		2009
	(in millions of US$, except per share amounts)		(in millions of reais, except per share amounts and as otherwise indicated)
Income Statement Data:
Net operating revenue	US$	12,317	R$	25,169	R$	9,245	R$	10,263	R$	10,919
Cost of sales and services		(6,202)		(12,673)		(4,587)		(4,732)		(5,764)

Gross profit		6,115		12,496		4,659		5,531		5,155
Operating expenses		(3,786)		(7,736)		(3,091)		(3,072)		(6,232)

Operating income (loss) before financial income (expenses) and taxes		2,329		4,760		1,567		2,459		(1,077)
Financial income		1,113		2,275		1,406		979		630
Financial expenses		(2,198)		(4,491)		(1,478)		(1,060)		(912)

Financial expenses, net		(1,085)		(2,216)		(72)		(80)		(281)

Income (loss) before taxes		1,245		2,544		1,495		2,379		(1,358)
Income tax and social contribution		(372)		(760)		(490)		(408)		339

Net income (loss)	US$	873	R$	1,785	R$	1,006	R$	1,971	R$	(1,019)

Net income (loss) attributable to controlling shareholders	US$	873	R$	1,785	R$	1,006	R$	1,971	R$	(1,021)

	At and For the Year Ended December 31,
	2012(1)		2012		2011		2010		2009
	(in millions of US$, except per share amounts)		(in millions of reais, except per share amounts and as otherwise indicated)
Net income (loss) attributable to non-controlling shareholders		—		—		—		—		2
Net income (loss) applicable to each class of shares:
Common shares		274		560		316		619		(1,021)
Preferred shares		599		1,225		690		1,352		—
Net income (loss) per share(2):
Common shares – basic		0.53		1.09		0.61		1.20		(0.62)
Common shares – diluted		0.53		1.09		0.61		1.20		(0.62)
Preferred shares and ADSs – basic		0.53		1.09		0.61		1.20		—
Preferred shares and ADSs – diluted		0.53		1.09		0.61		1.20		—
Weighted average shares outstanding (in thousands):
Common shares – basic				514,758		514,758		514,758		514,758
Common shares – diluted				514,758		514,758		514,758		514,758
Preferred shares – basic				1,125,273		1,125,273		1,125,273		1,125,273
Preferred shares – diluted				1,125,273		1,125,273		1,125,273		1,125,273
Balance Sheet Data:
Cash and cash equivalents	US$	2,160	R$	4,413	R$	6,005	R$	3,217	R$	1,717
Cash investments		1,187		2,426		1,084		832		382
Trade accounts receivable, net		3,436		7,019		2,010		2,070		1,992
Total current assets		10,347		21,145		12,246		8,487		6,127
Property, plant and equipment, net		11,309		23,110		5,794		5,317		5,267
Intangible assets, net		2,073		4,237		1,086		1,318		1,572
Total assets		33,803		69,077		31,664		26,886		24,564
Short-term loans and financing (including current portion of long-term debt)		1,524		3,114		1,144		1,044		870
Total current liabilities		8,366		17,096		8,619		6,691		5,424
Long-term loans and financing		14,794		30,232		6,962		3,321		3,573
Share capital		3,577		7,309		3,731		3,731		3,731
Total equity		5,538		11,317		10,589		11,337		9,906
Shareholders’ equity attributable to controlling shareholders		5,538		11,317		10,589		11,337		9,905
Shareholders’ equity attributable to non-controlling shareholders		—		—		—		—		1

(1)	Translated for convenience only using the selling rate as reported by the Central Bank on December 31, 2012 for reais into U.S. dollars of R$2.0435=US$1.00.
(2)	As required by IAS 33, we have adjusted retrospectively the calculation of basic and diluted earnings per share taking into consideration the shareholding structure resulting from the corporate reorganization. In addition, under the Brazilian Corporation Law, preferred shareholders are not obligated to absorb losses, and such losses are exclusively attributed to common shareholders.

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

	Reais per U.S. Dollar
Year	High	Low	Average	Period End
2008	2.500	1.559	1.834	2.337
2009	2.422	1.702	1.994	1.741
2010	1.881	1.655	1.759	1.666
2011	1.902	1.535	1.671	1.876
2012	2.112	1.702	1.959	2.044

	Reais per U.S. Dollar
Month	High		Low
October 2012	R$	2.038	R$	2.022
November 2012		2.107		2.031
December 2012		2.112		2.044
January 2013		2.047		1.988
February 2013		1.989		1.957
March 2013		2.019		1.953
April 2013(1)		2.024		1.974

(1)	Through April 25, 2013.

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

Our fixed-line telecommunication services in Region I (which consists of 16 Brazil states located in the northeastern and part of the northern and southeastern regions) and Region II (which consists of the Federal District and nine Brazilian states located in the western, central and southern regions) face increasing competition from mobile services as the prices for mobile services decline and approach those of fixed-line services. Based on information available from ANATEL, from December 31, 2009 to May 31, 2012 (the latest date for which such information is available from ANATEL), the number of fixed lines in service in Brazil increased from

41.5 million to 43.7 million. We expect (1) the number of fixed lines in service in Regions I and II to experience slow growth, as certain customers eliminate their fixed-line services in favor of mobile services, and (2) the use of existing fixed lines for making voice calls to decline as customers substitute calls on mobile phones in place of fixed-line calls as a result of promotional mobile rates (such as free calls within a mobile provider’s network). The rate at which the number of fixed lines in service in Brazil may decline depends on many factors beyond our control, such as economic, social, technological and other developments in Brazil. In addition, new fixed lines that we install are expected to be less profitable than existing ones because new fixed-line customers generally have lower average incomes than our existing customers, subscribe to our lower cost service plans and generate fewer chargeable minutes of usage. For the year ended December 31, 2012, our traditional local fixed-line telecommunication services represented 31.4% of our gross operating revenue. Because we derive a significant portion of our net operating revenue from our traditional local fixed-line telecommunication services, the reduction in the number of our fixed-lines in service has negatively affected and is likely to continue to negatively affect our net operating revenue and margins.

We also compete in the market for local fixed-line services with other fixed-line service providers, primarily with Empresa Brasileira de Telecomunicações – Embratel, or Embratel, and GVT S.A., or GVT. In addition to direct competition for corporate customers in Region I, Embratel competes with us for residential customers in Regions I and II with services that it provides using the cable infrastructure of its subsidiary, Net Serviços de Comunicação S.A., or Net. Net is a cable television company that is our main competitor in the broadband services market. Embratel is a subsidiary of América Móvil S.A.B. de C.V., or América Móvil, one of the leading telecommunication service providers in Latin America. Under an agreement entered into between Embratel and Net in November 2005, Net offers integrated voice, broadband and pay television services to the Brazilian residential market through a single network infrastructure. In addition, we compete in each of these service regions with smaller companies that have been authorized by ANATEL to provide local fixed-line services. Embratel, GVT and Net are each controlled by multinational companies that may have more significant financial and marketing resources, and greater abilities to access capital on a timely basis and on more favorable terms, than our company.

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

The mobile services market in Brazil is extremely competitive. We face competition from large competitors such as TIM Participações S.A., or TIM, Telefônica Brasil S.A., or Telefônica, which markets its mobile services under the brand name “Vivo,” and Claro S.A., or Claro. As of December 31, 2012, based on information regarding the total number of subscribers as of that date available from ANATEL we had a market share of 18.8% of the total number of subscribers in Brazil, ranking behind Telefónica with 29.1%, TIM with 26.9% and Claro with 24.9%, and we captured 19.0% of all net additions of mobile subscribers in Brazil (calculated based on the number of mobile subscribers at the end of a period less the number of mobile subscribers at the beginning of that period) during 2012. Telefônica, TIM and Claro are each controlled by multinational companies that may have more significant financial and marketing resources, and greater abilities to access capital on a timely basis and on more favorable terms, than our company.

Our ability to generate revenues from our mobile services business depends on our ability to increase and retain our customer base. Each additional customer subscribing to our service entails costs, including sales commissions and marketing costs. Recovering these costs depends on our ability to retain such customers. Therefore, high rates of customer churn could have a material adverse effect on the profitability of our mobile services business. During 2012, our average customer churn rate in the mobile services segment, representing the number of subscribers whose service was disconnected during each month, whether voluntarily or involuntarily, divided by the number of subscribers at the beginning of such month, was 3.8% per month.

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

In Brazil, unlike in the United States and elsewhere, a caller chooses its preferred long-distance carrier for each long-distance call, whether originated from a fixed-line telephone or a mobile handset, by dialing such carrier’s long-distance carrier selection code (Código de Seleção de Prestadora). The long-distance services market in Brazil is highly competitive. Our principal competitors for long-distance services are TIM and Embratel, which are currently offering long-distance services throughout Brazil at rates that are charged on a per call, rather than per minute, basis. As a result of our commencement of mobile services in Region III, we have also begun to compete with Telefónica, which is the incumbent fixed-line service provider in Region III. Generally, we believe that callers placing long-distance calls in Brazil from their fixed-line telephones tend to select the long-distance carrier affiliated with the provider of their fixed-line service. Similarly, we believe that callers placing long-distance calls in Brazil from their mobile handsets tend to select the long-distance carrier affiliated with the provider of their mobile or fixed-line service. However, increased competition from long-distance service providers has resulted in pressure on our long-distance rates and adversely affected our revenue from these services. Competition in the long-distance market may require us to increase our marketing expenses and/or provide services at lower rates than those we currently expect to charge for such services. Competition in the domestic long-distance market has had and could continue to have a material adverse effect on our revenues and margins. See “Item 4. Information on the Company—Competition—Long-Distance Services.”

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

Companies in the telecommunications industry must adapt to rapid and significant technological changes that are usually difficult to anticipate. The mobile telecommunications industry in particular has experienced rapid and significant technological development and frequent improvements in capacity, quality and data-transmission speed. Technological changes may render our equipment, services and technology obsolete or inefficient, which may adversely affect our competitiveness or require us to increase our capital expenditures in order to maintain our competitive position. For example, we have made significant investments in the last three years in connection with the implementation of our Universal Mobile Telecommunications System services, which we refer to as 3G services. While we have been upgrading our fixed-line networks with technologically advanced fiber optic cable with a microwave overlay for use in our long-distance services, it is possible that alternative technologies may be developed that are more advanced than those we currently provide. Even if we adopt new technologies in a timely manner as they are developed, the cost of such technology may exceed the benefit to us, and we cannot assure you that we will be able to maintain our level of competitiveness.

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

For example, ANATEL has proposed new regulations under which it would modify the Factor X applicable to the determination of rate increases available to public concessionaires providing fixed-line services. These regulations were submitted for public consultation in July 2011 and the public consultation period ended on September 1, 2011. We expect these new regulations, as they may be modified as a result of ANATEL’s further analysis, to be adopted in 2013. We cannot predict when these regulations will be adopted or whether they will be adopted as proposed. Some of these regulations, if adopted, may have adverse effects on our revenues, costs and expenses, results of operations or financial position.

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

On an almost weekly basis, we receive inquiries from ANATEL requiring information from us on our compliance with the various service obligations imposed on us by our concession agreements. If we are unable to respond satisfactorily to those inquiries or comply with our service obligations under our concession agreements, ANATEL may commence administrative proceedings in connection with such noncompliance. We have received numerous notices of the commencement of administrative proceedings from ANATEL, mostly due to our inability to achieve certain targets established in the General Plan on Quality Goals and the General Plan on Universal Service, among others. As of December 31, 2012, we had recorded provisions in the amount of R$987 million in connection with fines sought to be imposed by ANATEL. Additional fines from ANATEL or fines in excess of the provisioned amount could adversely impact our financial condition and results of operations. See “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry” and “Item 8. Financial Information—Legal Proceedings—Civil Claims—Administrative Proceedings.”

In addition, our authorizations to provide personal mobile services contain certain obligations requiring us to meet network scope and quality of service targets. If we fail to meet these obligations, we may be fined by ANATEL until we are in full compliance with our obligations and, in extreme circumstances, our authorizations could be revoked by ANATEL. For example, on July 23, 2012, ANATEL temporarily suspended our ability to accept new customers for our mobile services in the States of Amazonas, Amapá, Mato Grosso do Sul, Roraima and Rio Grande do Sul due to their perception of our failure to meet capital investment and quality of service commitments in those states. This suspension lasted for approximately two weeks until we were able to propose new quality of service goals to ANATEL. See “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry—Regulation of Mobile Services—Obligations of Personal Mobile Services Providers.”

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

We are controlled by TmarPart which, as of April 25, 2013 directly and indirectly held 56.4% of our outstanding voting shares. TmarPart’s shareholders are parties to four shareholders’ agreements governing their equity interests in TmarPart. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—TmarPart Shareholders’ Agreements.” TmarPart is entitled to appoint a majority of the members of our board of directors, and it has the power to determine the decisions to be taken at our shareholders’ meetings on matters of our management that require the prior authorization of our shareholders, including in respect of related party transactions, corporate restructurings and the date of payment of dividends and other capital distributions. The decisions of TmarPart on these matters may be contrary to the expectations or preferences of holders of our securities, including holders of our common shares, preferred shares and ADSs.

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

As of December 31, 2012, we had total debt of R$33,346 million and a ratio of debt to equity of 2:1. We are subject to certain financial covenants that limit our ability to incur additional debt. Our existing level of indebtedness and the requirements and limitations imposed by our debt instruments could adversely affect our financial condition or results of operations. In particular, the terms of some of these debt instruments restrict our ability, and the ability of our subsidiaries, to:

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

If our growth in net operating revenue slows or declines in a significant manner, for any reason, we may not be able to continue servicing our debt. If we are unable to meet our debt service obligations or comply with our debt covenants, we could be forced to renegotiate or refinance our indebtedness, seek additional equity capital or sell assets. We may be unable to obtain financing or sell assets on satisfactory terms, or at all. For more information regarding the debt instruments of our company and our indebtedness as of December 31, 2012, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

We are subject to numerous legal and administrative proceedings, which could adversely affect our business, results of operations and financial condition.

We are subject to numerous legal and administrative proceedings. It is difficult to quantify the potential impact of these legal and administrative proceedings. We classify our risk of loss from legal and administrative proceedings as “probable,” “possible” or “remote.” We make provisions for probable losses but do not make provisions for possible and remote losses. As of December 31, 2012, we had provisioned R$6,421 million for probable losses relating to various tax, labor and civil legal and administrative proceedings against us. As of December 31, 2012, we had claims against us of R$765 million in tax proceedings, R$1,579 million in labor proceedings and R$4,076 million in civil proceedings with a risk of loss classified as “possible” for which we had made no provisions.

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

Our business significantly depends on our customers’ ability to pay their bills and comply with their obligations to us. During 2012, we recorded provisions for doubtful accounts in the amount of R$503 million, or 2.6% of our gross operating revenue, primarily due to subscribers’ delinquencies. As of December 31, 2012, our provision for doubtful accounts was R$751 million.

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

Global economic instability and related instability in the international financial system have had, and may continue to have, a negative effect on economic growth in Brazil. The global economy has shown signs of recovery, however, such recovery depends on a number of factors, including a return of job growth and investments in the private sector as well as the timing of the exit from government credit easing policies by central banks globally. Continued or worsening volatility in the global financial markets could reduce the availability of liquidity and credit to fund the continuation and expansion of industrial business operations worldwide. A prolonged slowdown in economic activity in Brazil could reduce demand for some of our services, which would adversely affect our results of operations.

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

During the four decades prior to 1999, the Central Bank periodically devalued the Brazilian currency. Throughout this period, the Brazilian government implemented various economic plans and used various exchange rate policies, including sudden devaluations (such as daily and monthly adjustments), exchange controls, dual exchange rate markets and a floating exchange rate system. Since 1999, exchange rates have been set by the market. The exchange rate between the real and the U.S. dollar has varied significantly in recent years. For example, the

real/U.S. dollar exchange rate increased from R$1.9554 per U.S. dollar on December 31, 2000 to R$3.5333 on December 31, 2002. In 2008, primarily as a result of the international financial crisis, the real depreciated by 31.9% against the U.S. dollar and prompted foreign investors to remove billions of reais from the Brazilian Securities, Commodities and Futures Exchange (BM&FBOVESPA S.A. - Bolsa de Valores Mercadorias e Futuros), which we refer to as the BM&FBOVESPA. The real appreciated against the U.S. dollar by 25.5% during 2009 and by 4.3% during 2010. The real depreciated by 12.6% against the U.S. dollar during 2011 and by 8.9% during 2012.

A significant amount of our financial liabilities are denominated in or indexed to foreign currencies, primarily U.S. dollars and euros. As of December 31, 2012, R$13,277 million of our financial indebtedness was denominated in a foreign currency. When the real depreciates against foreign currencies, we incur losses on our liabilities denominated in or indexed to foreign currencies, such as our U.S. dollar-denominated long-term debt and foreign currency loans, and we incur gains on our monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into reais. If significant depreciation of the real were to occur when the value of such liabilities significantly exceeds the value of such assets, including any financial instruments entered into for hedging purposes, we could incur significant losses, even if the value of those assets and liabilities has not changed in their original currency. In addition, a significant depreciation in the real could adversely affect our ability to meet certain of our payment obligations. A failure to meet certain of our payment obligations could trigger a default under certain financial covenants in our debt instruments, which could have a material adverse effect on our business and results of operations. Additionally, we currently have currency swaps and non-deliverable forwards in place for most of our foreign currency debt. If the cost of currency swap instruments increases substantially, we may be unable to maintain our hedge positions, resulting in an increased foreign currency exposure which could in turn lead to substantial foreign exchange losses.

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

Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, actions taken in an effort to control inflation, coupled with speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. More recently, Brazil’s rates of inflation, as measured by the General Market Price Index — Internal Availability (Índice Geral de Preços — Disponibilidade Interna), or IGP-DI, published by Fundação Getúlio Vargas, or FGV, were 9.1% in 2008, (1.4)% in 2009, 11.3% in 2010, 5.0% in 2011 and 8.1% in 2012. According to the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or IPCA, published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, the Brazilian consumer price inflation rates were 5.9% in 2008, 4.3% in 2009, 5.9% in 2010, 6.5% in 2011 and 5.8% in 2012.

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

Our financial expenses are affected by changes in the interest rates that apply to our floating rate debt. As of December 31, 2012, we had, among other debt obligations, R$5,538 million of loans and financing and debentures that were subject to the Taxa de Juros de Longo Prazo, or TJLP, a long-term interest rate, R$9,139 million of loans and financing and debentures that were subject to the Interbank Certificate of Deposit (Certificado de Depósito Interbancário), or CDI, rate, an interbank rate, R$3,794 million of loans and financing that were subject to the London Interbank Offered Rate, or LIBOR, and R$3,377 million of loans and financing that were subject to the IPCA.

The TJLP includes an inflation factor and is determined quarterly by the National Monetary Council (Conselho Monetário Nacional). In particular, the TJLP and the CDI rate have fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, inflation, Brazilian government policies and other factors. For example, the CDI increased from 8.55% per annum as of December 31, 2009 to 10.64% per annum as of December 31, 2010 and 10.87% per annum as of December 31, 2011 and decreased to 6.90% per annum as of December 31, 2012. A significant increase in any of these interest rates, particularly the CDI rate, could adversely affect our financial expenses and negatively affect our overall financial performance.

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

A more restrictive policy could increase the cost of servicing, and thereby reduce our ability to pay, our foreign currency-denominated debt obligations and other liabilities. As of December 31, 2012, our foreign-currency denominated debt represented 39.1% of our indebtedness. If we fail to make payments under any of these obligations, we will be in default under those obligations, which could reduce our liquidity as well as the market price of our common shares, preferred shares and ADSs.

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

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The BM&FBOVESPA, which is the principal Brazilian stock exchange, had a market capitalization of R$2,524 billion (US$1,235 billion) as of December 31, 2012 and an average daily trading volume of R$7.3 billion (US$3.6 billion) for 2012. In comparison, aggregate market capitalization of the companies (including U.S. and non-U.S. companies) listed on the NYSE was US$16.9 trillion as of December 31, 2012 and the NYSE recorded an average daily trading volume of US$59.9 billion for 2012. There is also significantly greater concentration in the Brazilian securities markets. The ten largest companies in terms of market capitalization represented approximately 51% of the aggregate market capitalization of the BM&FBOVESPA as of December 31, 2012. The ten most widely traded stocks in terms of trading volume accounted for approximately 45% of all shares traded on the BM&FBOVESPA in 2012. These market characteristics may substantially limit the ability of holders of our ADSs to sell the preferred shares underlying our ADSs at a price and at a time when they wish to do so and, as a result, could negatively impact the market price of our ADSs themselves.

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

Overview

We are one of the largest integrated telecommunication service providers in Brazil, based on information available from ANATEL regarding the total number of fixed-lines in service and mobile subscribers of our company as of December 31, 2012, and one of the principal telecommunication services providers offering “quadruple play” services in Brazil. We offer a range of integrated telecommunication services that includes fixed-line and mobile telecommunication services, data transmission services (including broadband access services), ISP services and other services for residential customers, small, medium and large companies, and governmental agencies. We are the largest telecommunications provider in both Region I and Region II in Brazil, based on information available from ANATEL and other publicly available information regarding revenues and customers of our company as of and for the year ended December 31, 2012. We have also been offering mobile telecommunication services in Region III since October 2008.

According to IBGE:

•	Region I (which consists of 16 Brazilian states located in the northeastern and part of the northern and southeastern regions) had a population of approximately 104.4 million as of 2010, representing 54.7% of the total Brazilian population, and represented approximately 39.8% of Brazil’s total gross domestic product, or GDP, for 2010 (the most recent period for which such information is currently available).

•	Region II (which consists of the Federal District and nine Brazilian states located in the western, central and southern regions) had a population of approximately 45.1 million as of 2010, representing 23.7% of the total Brazilian population, and represented approximately 27.1% of Brazil’s total GDP for 2010.

•	Region III (comprising the state of São Paulo) had a population of approximately 41.3 million as of 2010, representing 21.6% of the total Brazilian population, and represented approximately 33.1% of Brazil’s total GDP for 2010.

Fixed-Line Telecommunications and Data Transmission Services

Our traditional fixed-line telecommunications business in Regions I and II includes local and long-distance services, network usage services (interconnection) and public telephones, in accordance with the concessions and authorizations granted to us by ANATEL. We are one of the largest fixed-line telecommunications companies in South America in terms of total number of lines in service as of December 31, 2012. We are the principal fixed-line telecommunication service provider in Region I and Region II, based on our 11.7 million and 6.7 million fixed lines in service in Region I and Region II, respectively, as of December 31, 2012, with market shares of 71.2% and 64.7%, respectively, of the total fixed lines in service in these regions as of May 31, 2012, based on the most recent information available from ANATEL.

We offer a variety of high-speed data transmission services in Regions I and II, including services offered by our subsidiaries BrT Serviços de Internet S.A. and Brasil Telecom Comunicação Multimídia ltda. We also operate a fiber optic cable system that connects the United States, Bermuda, Brazil, Venezuela and Colombia through our subsidiaries Brasil Telecom Cabos Submarinos Ltda., Brasil Telecom Subsea Cable System (Bermuda) Ltd., Brasil Telecom of America Inc. and Brasil Telecom de Venezuela S.A. Our broadband services, primarily utilizing Asymmetric Digital Subscriber Line, or ADSL, technology, are marketed under the brand name “Oi Velox.” As of December 31, 2012, we had 5.7 million ADSL subscribers in Regions I and II, representing 31.0% of our fixed lines in service at that date. Additionally, we provide voice and data services to corporate clients throughout Brazil.

For the year ended December 31, 2012, our fixed-line and data transmission services segment generated R$18,117 million in net operating revenue and recorded operating income before financial income (expenses) and taxes of R$1,870 million.

Mobile Telecommunication Services

We offer mobile telecommunication services throughout Brazil. Based on our 49.3 million mobile subscribers as of December 31, 2012, we believe that we are one of the principal mobile telecommunication service providers in Brazil. Based on information available from ANATEL, as of December 31, 2012 our market share was 23.0% in Region I, 15.1% in Region II and 14.0% in Region III, respectively, of the total number of mobile subscribers in these regions.

For the year ended December 31, 2012, our mobile services generated R$10,983 million in net operating revenue and recorded operating income before financial income (expenses) and taxes of R$2,503 million.

Other Services

We offer subscription television services under our “Oi TV” brand. We deliver subscription television services throughout Regions I and II using direct-to-home, or DTH, satellite technology, in Belo Horizonte, Poços de Caldas, Uberlândia and Barbacena in the State of Minas Gerais using a hybrid network of fiber optic and bidirectional coaxial cable, and in December 2012 introduced delivery of Oi TV through our fixed-line network in Rio de Janeiro.

We also operate a call center business for the sole purpose of providing services to our company and our subsidiaries.

Our principal executive office is located at Rua do Lavradio, No. 71, 2nd floor – Centro, 20230-070 Rio de Janeiro, RJ, Brazil, and our telephone number at this address is (55-21) 3131-1211.

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

Entry into the Internet Service Provider Business

In October 2001, we formed BrT Serviços de Internet S.A., or BrTI, to provide broadband internet services.

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

Expansion of Data Transmission Network

In May 2004, we acquired substantially all of the share capital of MetroRED Telecomunicações Ltda., or MetroRED, that we did not own. Prior to this acquisition, we owned 19.9% of the share capital of MetroRED. We have changed the corporate name of MetroRED to Brasil Telecom Comunicação Multimídia Ltda., or Brasil Telecom Multimedia. Brasil Telecom Multimedia is a leading local fiber optic network provider and also has an internet solutions data center in São Paulo which provides internet support to our customers. In October 2012, Vant merged with and into Brasil Telecom Multimedia.

Acquisition of iG

In November 2004, we acquired 63.0% of the capital stock of Internet Group (Cayman) Ltd., the parent company of Internet Group do Brasil Ltda., or iG. Prior to this acquisition, Brasil Telecom Holding owned 10.0% of the capital stock of Internet Group (Cayman) Ltd. In July 2005, we acquired an additional 25.6% of the capital stock of Internet Group (Cayman) Ltd. iG is a free internet services provider. iG is the leading dial-up ISP in Brazil and operates in the dial-up and broadband access markets. In October 2012, we implemented a corporate reorganization, which resulted in iG becoming a wholly-owned subsidiary of BrTI.

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

Corporate Reorganization of TNL, Telemar and Our Company

On February 27, 2012, the shareholders of TNL, Telemar, Coari and Brasil Telecom approved a series of transactions, which we refer to as the corporate reorganization, including:

•	a split-off (cisão) and merger of shares (incorporação de ações) under Brazilian law in which:

•	Telemar transferred its shares of Coari to Coari;

•	Coari assumed a portion of the liabilities of Telemar, which became joint and several liabilities of Telemar and Coari or obligations of Coari guaranteed by Telemar;

•	Coari issued one common share and/or one preferred share to the holders of Telemar common and preferred shares (other than the shares of holders who exercised their withdrawal rights with respect to such shares) in exchange for each of their common and preferred shares of Telemar, respectively; and

•	Coari retained the Telemar shares exchanged for Coari shares and as a result, Telemar became a wholly-owned subsidiary of Coari;

•	a merger (incorporação) under Brazilian law of Coari with and into our company, with our company as the surviving company, in which:

•	each issued and then outstanding share of Brasil Telecom held by Coari and all Coari shares held in treasury were cancelled;

•	each issued and then outstanding common share of Coari was converted automatically into 5.1149 common shares of Brasil Telecom;

•	each issued and then outstanding preferred share of Coari was converted automatically into 0.3904 common shares of Brasil Telecom and 4.0034 preferred shares of Brasil Telecom;

•	Coari ceased to exist; and

•	Telemar became a wholly-owned subsidiary of Brasil Telecom; and

•	a merger (incorporação) under Brazilian law of TNL with and into our company, with our company as the surviving company, in which:

•	each TNL share held in treasury prior to the TNL merger was cancelled, and each issued and then outstanding share of Brasil Telecom held by TNL was cancelled, other than 24,647,867 common shares of Brasil Telecom, which were transferred to the treasury of Brasil Telecom;

•	each issued and then outstanding common share of TNL (other than common shares held by shareholders who exercised their withdrawal rights with respect to such common shares) was converted automatically into 2.3122 common shares of Brasil Telecom;

•	each issued and then outstanding preferred share of TNL was converted automatically into 0.1879 common shares of Brasil Telecom and 1.9262 preferred shares of Brasil Telecom; and

•	TNL ceased to exist.

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

We have accounted for the Coari merger and the TNL merger using the carry-over basis of our own assets and liabilities and of the assets and liabilities assumed of TNL, Telemar, and Coari as from the date of the reorganization. The carry-over basis of the assets and liabilities were determined at the lowest level entity in the group (i.e., the effects of the purchase accounting relating to Coari’s acquisition of Brasil Telecom (now Oi S.A.) will not be reflected in the assets and liabilities of Oi S.A. in its consolidated financial statements as a result of the TNL merger). Additionally, our historical financial statements have not been restated to reflect the impacts of the corporate reorganization on a retrospective basis. Due to the limited guidance in IFRS as issued by the IASB and Brazilian GAAP regarding restructurings of entities under common control, we made a formal request for consultation with the CVM regarding the accounting policy to be applied to these common-control mergers. On April 24, 2013, the Board of Directors of the CVM unanimously decided that the accounting policy to use our carry-over basis of our own assets and liabilities is the most adequate policy given the fact pattern, and would provide more relevant and reliable information for the investor. As part of their decision, the CVM also required that our parent company, Telemar Participações S.A., file their quarterly and annual financial statements with the CVM on the same date that we file our financial statements. Our non-current intangible assets and property, plant and equipment are recorded on a different basis in our parent company’s consolidated financial statements, reflecting the amortized purchase price allocated to these assets resulting from Coari’s acquisition of our company on January 8, 2009.

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

Acquisition of Shares of Portugal Telecom

As a result of the corporate reorganization, Oi became the indirect owner of 64,557,566 shares of Portugal Telecom, representing 7.2% of its outstanding shares, that were owned by Telemar. Between April 4, 2012 and May 25, 2012, we acquired 25,093,639 additional shares of Portugal Telecom and now hold 89,651,205 common shares of Portugal Telecom, representing 10.0% of its outstanding shares.

Sale of Communications Towers

In December 2012, we sold Sumbe Participações S.A., or Sumbe, our wholly-owned subsidiary, to São Paulo SPE Locação de Torres Ltda. for R$516 million. Sumbe owned approximately 1,200 communications towers used in our mobile services business. Contemporaneously with the sale of these communications towers, we entered into an operating lease with a term of 15 years with Sumbe permitting us to continue to use space on these communications towers for our mobile services business.

Corporate Structure

The following chart presents our corporate structure and principal subsidiaries as of April 25, 2013. The percentages in bold italics represent the percentage of the voting capital owned directly and indirectly by the parent company of each entity, and the percentages not in bold italics represent the percentage of the total share capital owned directly and indirectly by the parent company of each entity.

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

Region I consists of 16 Brazilian states located in the northeastern and part of the northern and southeastern regions. Region I covers an area of approximately 5.4 million square kilometers, which represents approximately 64% of the country’s total land area and accounted for 39.8% of Brazil’s GDP in 2010. The population of Region I was 104.4 million as of 2010, which represented 54.7% of the total population of Brazil as of that date. In 2010, per capita income in Region I was approximately R$14,376, varying from R$6,883 in the State of Maranhão to R$25,461 in the State of Rio de Janeiro.

Region II consists of the Federal District and nine Brazilian states located in the western, central and southern regions. Region II covers an area of approximately 2.9 million square kilometers, which represents approximately 33.5% of the country’s total land area and accounted for approximately 27.1% of Brazil’s GDP in 2010. The population of Region II was 45.1 million as of 2010, which represented 23.7% of the total population of Brazil as of that date. In 2010, per capita income in Region II was approximately R$22,651, varying from R$11,555 in the State of Acre to R$58,326 in the Federal District.

Region III consists of the State of São Paulo. Region III covers an area of approximately 248,000 square kilometers, which represents approximately 2.9% of the country’s total land area and accounted for approximately 33.1% of Brazil’s GDP in 2010. The population of Region III was 41.3 million as of 2010, which represented 21.6% of the total population of Brazil as of that date. In 2010, per capita income in Region III was approximately R$30,236.

The following table sets forth key economic data, compiled by IBGE, for the Federal District and each of the Brazilian states.

State	Population (in millions) (2010)	Population per Square Kilometer (2010)	% of GDP (2010)	GDP per Capita (in reais) (2010)
Region I:
Rio de Janeiro	16.0	365.9	10.8	25,461
Minas Gerais	19.6	33.4	9.3	17,930
Bahia	14.0	24.8	4.1	11,011
Pernambuco	8.8	89.5	2.5	10,821
Pará	7.6	6.1	2.1	10,269
Amazonas	3.5	2.2	1.6	17,158
Espírito Santo	3.5	73.6	2.2	23,364
Ceará	8.5	56.8	2.1	9,212
Paraíba	3.8	66.7	0.8	8,482
Rio Grande do Norte	3.2	60.0	0.9	10,208
Maranhão	6.6	19.8	1.2	6,883

State	Population (in millions) (2010)	Population per Square Kilometer (2010)	% of GDP (2010)	GDP per Capita (in reais) (2010)
Sergipe	2.1	94.4	0.6	11,573
Alagoas	3.1	112.4	0.7	7,875
Piauí	3.1	12.4	0.6	7,074
Amapá	0.7	4.7	0.2	12,346
Roraima	0.5	2.0	0.2	14,075

Subtotal	104.4		39.1

Region II:
Rio Grande do Sul	10.7	38.0	6.7	23,610
Paraná	10.4	52.4	5.8	20,804
Santa Catarina	6.2	65.5	4.0	24,403
Goiás	6.0	17.7	2.6	16,252
Mato Grosso	3.0	3.4	1.6	637
Federal District	2.6	441.4	4.0	58,326
Mato Grosso do Sul	2.4	6.9	1.2	17,768
Rondônia	1.6	6.6	0.6	15,080
Tocantins	1.4	5.0	0.5	12,462
Acre	0.7	4.5	0.2	11,555

Subtotal	45.1		27.1

Region III (State of São Paulo)	41.3	166.2	33.1	30,236

Total	190.8		100.0

Source: IBGE.

Set forth below is a map of Brazil showing the areas in Region I, Region II and Region III.

Our business, financial condition, results of operations and prospects depend in part on the performance of the Brazilian economy. See “Item 3. Key Information—Risk Factors — Risks Relating to Brazil.”

Our Services

We provide a variety of telecommunication services to the residential market, the personal mobility market and the business and corporate markets throughout Brazil.

Residential Services

Our primary services to the residential market are fixed-line voice services, broadband services from fixed-line devices, subscription television services. We offer these services on an a la carte basis and as bundles, including bundles with other services including our mobile voice services and our mobile data communications services.

Fixed-Line Voice Services

As of December 31, 2012, we and had approximately 11.8 million local fixed-line customers in Region I and approximately 6.7 million local fixed-line customers in Region II. Local fixed-line services include installation, monthly subscription, metered services, collect calls and supplemental local services. Metered services include local calls that originate and terminate within a single local area and calls between separate local areas within specified metropolitan regions which, under ANATEL regulations, are charged as local calls. ANATEL has divided Region I into 2,920 local areas and Region II into 1,772 local areas.

Under our concession agreements, we are required to offer two local fixed-line plans to users: the Basic Plan per Minute (Plano Básico de Minutos) and the Mandatory Alternative Service Plan (Plano Alternativo de Serviços de Oferta Obrigatória), each of which includes installation charges, monthly subscription charges, and charges for local minutes. As of December 31, 2012, 17.9% of our fixed-line customers subscribed to the Basic Plan per Minute or the Mandatory Alternative Service Plan.

Calls within Brazil that are not classified as local calls are classified as domestic long-distance calls. We provide domestic long-distance services for calls originating from fixed-line devices in Region I and Region II through our network facilities in São Paulo, Rio de Janeiro and Belo Horizonte and through interconnection agreements with other telecommunications providers, both fixed-line and mobile, that permit us to interconnect directly with their networks. We provide international long-distance services originating from fixed-line devices in Region I and Region II through agreements to interconnect our network with those of the main telecommunication service providers worldwide.

In addition to the Basic Plan per Minute and the Mandatory Alternative Service Plan, we offer a variety of alternative fixed-line plans that are designed to meet our customers’ usage profiles. As of December 31, 2012, 82.1% of our fixed-line customers subscribed to alternative plans, including our bundled plans.

We offer a variety of voice only plans, including:

•	Our unlimited plans, such as our “Oi Fixo Ilimitado” plan which permits a subscriber to make unlimited local calls from a fixed-line device to fixed-line customers of any carrier and local calls to our mobile customers at the rates established for calls to fixed lines. Subscribers to our “Oi Fixo Ilimitado” plan have the option of upgrading this plan for an additional monthly fee to permit unlimited long distance calls to fixed-line customers of any carrier using our carrier selection codes.

•	Our controlled plans, such as our “Oi Fixo a Vontade” plan which permits a subscriber to make unlimited local calls from a fixed-line device to fixed-line customers of any carrier and purchase a minutes for long-distance calls and calls to mobile devices.

•	Our “Orelhão Gratis” plan which we introduced in Rio de Janeiro State introduced in November 2012 and which, in addition to the features of our “Oi Fixo Ilimitado” plan, permits a subscriber to make unlimited local calls from a public telephone to our fixed-line customers.

We also own and operate public telephones throughout Region I and Region II. As of December 31, 2012, we had approximately 727,000 public telephones in service, all of which are operated by pre-paid cards.

We continually monitor market trends and the usage profile of our customer to assist us in designing new plans and promotions in order to retain our existing customers and attract new customers to our fixed-line voice services.

Broadband Services

We provide high-speed internet access services using ADSL technology, which we refer to as broadband services, to residential customers in the primary cities in Region I and Region II under the brand name “Oi Velox.” As of December 31, 2012, we offered broadband services in 2,833 municipalities in Region I and 1,848 municipalities in Region II. As of December 31, 2012, we had 5.7 million ADSL customers in Regions I and II.

Offer ADSL services through ADSL modems installed using our customers’ conventional lines which permit customers to use the telephone line simultaneously with the internet. Customers pay a fixed monthly subscription fee, irrespective of their actual connection time to the internet.

We offer broadband subscriptions to customers that do not subscribe to our bundled services plans at speeds ranging from 300 kbps to 15 Mbps. To attract customers to this service, we offer new subscribers complementary anti-virus software and offer a free wireless router with subscriptions at speeds of 5 Mbps or more. We offer bundles of voice and broadband services to our fixed-line subscribers at rates that are lower than the combined rate for separate comparable voice and broadband subscriptions.

In the fourth quarter of 2011, we launched our Oi Internet Total plan which permits a subscriber to receive broadband services through the subscriber’s fixed-line and mobile devices, including laptops, tablets and 3G phones. This bundled service is available in geographic areas in which we offer 3G mobile coverage. Subscribers to our Oi Internet Total plan select the speed of their fixed-line connection from among 2 Mbps, 5 Mbps, 10 Mbps and 15 Mbps and select a mobile connection of 500 kbps or 2 Mbps. In addition to unlimited use of the fixed-line connection, subscribers have unlimited access to our 3G network. As with our a la carte broadband subscriptions, we offer subscribers to our Oi Internet Total plan anti-virus software and a free wireless router. In addition, we offer subscribers to our Oi Internet Total plan a free mini-modem for use with a laptop or tablet.

We are engaged in capital expenditure programs to upgrade the broadband speeds that we are able to offer and periodically offer promotions designed to encourage our existing broadband customers to migrate to plans offering higher speeds and to attract new customers to our broadband services.

Subscription Television Services

We offer subscription television services under our “Oi TV” brand. We deliver subscription television services throughout Regions I and II using our DTH satellite network, in Belo Horizonte, Poços de Caldas, Uberlândia and Barbacena in the State of Minas Gerais using a hybrid network of fiber optic and bidirectional coaxial cable, and in December 2012 introduced delivery of Oi TV through our fixed-line network in Rio de Janeiro. As of December 31, 2012, we had approximately 718,000 subscribers to our DTH subscription television services in Regions I and II and approximately 59,000 subscribers to our cable network in the State of Minas Gerais.

We offer more than 100 channels of content, including 24 high definition channels, through our two subscription packages for our “Oi TV” services. Our Oi TV Mais HD package was launched in July 2012 and includes 56 channels, including 11 high-definition, or HD, channels. Our Oi TV Mega HD package was launched in May 2012 and includes 72 channels, of which 18 are HD channels. Subscribers to each of these packages have the option to customize the package through the purchase of additional channels featuring films offered by HBO/MAX and Telecine. Although these packages are available for a la carte purchase, we promote these packages and approximately 48% of our subscribers for these packages purchase these packages as part of a bundle with our Oi Velox service or as part of our Oi Conta Total plan.

Bundled Services

In addition to our combined internet and voice services and our Oi Internet Total plan, we offer our Oi Conta Total plan and our Oi Conta Total Smartphone plans, which provides fixed-line voice services, fixed-line devices broadband services and mobile voice services. Subscribers to these plans have the option to subscribe to our Oi TV service.

Our Oi Conta Total plan permits subscribers to make unlimited local calls to any of our fixed-line or mobile customers and includes an allowance of minutes selected by the customer for use to make long-distance calls and local calls to customers of other service providers. Subscribers also elect the speed of their fixed-line broadband service, which is available under this plan at speeds ranging from 2 Mbps to 15 Mbps. Subscribers to this plan are entitled to 5 MB of data usage through our Oi WiFi hotspots and subscribers who elect speeds of 5 Mbps or greater are provided with a complimentary wireless router. Subscribers can elect add-on features for this plan, including unlimited text messages to subscribers of any provider and unlimited long-distance calls to our fixed line or mobile customers.

In April 2012, we launched our “Oi Conta Total Smartphone” plan which has the same structure as our Oi Conta Total plan, with the addition of our Oi Smartphone data plan and unlimited text messages. We provide a smartphone, mini-modem or tablet at a subsidized price and access to our network of Oi WiFi hotspots to our Oi Conta Total Smartphone subscribers.

In December 2012, we launched our offering of subscription television services on our fiber optic network using an internet protocol, or IP TV, in the Rio de Janeiro. This service is only available as part of our Oi Conta Total bundled service. Subscribers to our IP TV service may subscribe to our Oi TV Mais HD package, together with a broadband subscription at 100 Mbps, or our Oi TV Mega HD package, together with a broadband subscription at 200 Mbps. Subscriptions to our IP TV packages are only available in areas in which we have implemented our FTTH network. We plan to gradually expand our IP TV service to other cities. We are engaged in capital expenditure programs to expand our fiber-to-the-home, or FTTH, network to permit us to offer IP TV to a broader range of potential subscribers.

We also launched a bundled plan combining fixed-line voice service with pre-paid mobile service under the brand “Fixo Ilimitado + Pré Ilimitado” in March 2012. This plan is available in most Brazilian states and, in addition to the features of the Oi Fixo Ilimitado plan, permits a subscriber to make unlimited local calls to our fixed-line and mobile customers from a mobile device.

Personal Mobility Services

Our personal mobility services are comprised of post-paid and pre-paid mobile voice services and post-paid and pre-paid mobile data communications services. As of December 31, 2012, we had an aggregate of approximately 49.2 million subscribers for our mobile services, including subscribers to our bundled plans. As of December 31, 2012, 83.6% of our mobile voice customers subscribed to pre-paid plans and 16.4% subscribed to post-paid plans.

Post-Paid Voice Services

Post-paid customers pay a monthly subscription fee and are billed on a monthly basis for services provided during the previous month. Post-paid plans include voice mail, caller ID, conference calling, call forwarding, calls on hold and special services.

Our “Oi Conta” plans permit a subscriber to make unlimited local calls to our fixed-line and mobile subscribers and purchase a fixed allocation of minutes per month for local calls and text messages to customers of other providers. We offer our “Oi Familia” plans, which include the features of our Oi Conta plans and are available to share on as many as four separate mobile devices. Subscribers can elect add-on features for this plan, including unlimited text messages to subscribers of any provider and unlimited long-distance calls to our fixed line or mobile customers.

We launched our “Oi Smartphone” plan in April 2012 which (1) permits a subscriber to make unlimited local calls to our fixed-line and mobile subscribers and purchase a fixed number of minutes per month for local calls to subscribers of other providers, and (2) permits unlimited access to our 3G network and our network of WiFi hotspots and unlimited text messaging. We offer smartphones at subsidized prices to new subscribers to our Oi Smartphone plan. We offer our “Oi Familia Smartphone” plans, which include the features of our Oi Smartphone plans and are available to share on as many as four separate mobile devices. Subscribers can elect add-on features for this plan, including unlimited long-distance calls to our fixed line or mobile customers.

We also offer hybrid plans under the brand name “Oi Controle” that permit a subscriber to purchase a fixed number of local and long-distance minutes per month, but restrict outgoing calls after the purchased minutes have been consumed, other than calls made using a pre-paid card. We account of these hybrid plans as post-paid plans as customers selecting these plans pay monthly subscription fees for their fixed allocations of minutes. In general, these plans are attractive to post-paid customers that migrate to these plans to place self-imposed limits on their mobile calling habits and to pre-paid customers who are able to place calls at lower cost than with our pre-paid services.

Pre-Paid Voice Services

Pre-paid customers activate their cellular numbers through the purchase and installation of a SIM card in their mobile handsets. Our pre-paid customers are able to add credits to their accounts through point-of-sale machines, ATMs, Apple and Android applications installed on their mobile devices such as Minha Oi and Recarga Oi using a credit card, our toll-free number or the purchase of pre-paid cards at a variety of prices. These credits are valid for a fixed period of time following activation and can be extended when additional credits are purchased.

We sell credits in minimum denominations of R$1.00 and permit our pre-paid customers to add credits to their account in any amount, including centavos, in order to facilitate the continued activation of their mobile handsets, allowing them to continue to receive incoming calls. We regularly launch various packages and promotions designed to incentivize the purchase and use of credits by our pre-paid customers.

We market “Bônus Diário” subscriptions to our pre-paid customers. When a customer that is a subscriber to “Bônus Diário” purchases additional credits in any amount, the customer receives bonus credits in that amount (or double that amount depending on the area code of the customer) on each day during the remainder of the month in which the additional credits were purchased. These bonus credits may be used for (1) local or long-distance calls to our fixed-line or mobile subscribers, and (2) sending text messages to mobile subscribers of any Brazilian mobile service provider. We charge our customers a nominal subscription fee to participate in the “Bônus Diário” program for six-months, and may waive this fee during the first six-month period as part of our marketing activities.

Our customers may also exchange the credits that they purchase for additional services, such as:

•	“Bônus Extra” which permits our customers to purchase additional minutes for use for local or long-distance calls to our fixed-line or mobile subscribers at discounted rates;

•	“Pacote de Dados” which permits our customers to purchase a specified data allowance for use on their handsets; and

•	“Pacote de SMS” which permits our customers to purchase the ability to send specified number of text messages.

Mobile Internet (3G) Services

We offer post-paid and pre-paid mobile data communication services to customers that seek to access the internet through our 3G network, using mobile devices, including smartphones or tablets and laptop computers with the aid of a mini-modem. As with our post-paid voice plans, our post-paid mobile internet customers pay a monthly subscription fee and are billed on a monthly basis for services provided during the previous month.

We offer a variety of post-paid plans that provide data allowances from 100 MB to 2 GB for mobile devices and 250 MB to 5 GB for tablets and laptop computers and provide data transmission at speeds of 1 Mbps. In addition to data traffic, our post-paid mobile internet plans for use with mobile devices include allowances for text messages. Our post-paid mobile internet plans for mobile devices are available to our “Oi Conta” customers. Our post-paid mobile internet plans for tablets and laptop computers are sold on a stand-alone basis only. However, subscribers to our “Oi Conta” plans receive a discount on such plans. We may also offer mini-modems and tablets at subsidized prices to new subscribers to our post-paid mobile data communication services based on the size of the data package purchased. Subscribers to our access to our post-paid mobile internet plans for tablets and laptop computers also receive free access to our network of WiFi hotspots. In addition to these post-paid plans, subscribers can purchase anti-virus software and backup data storage services.

We launched our pre-paid mobile internet service in November 2012. Pre-paid customers activate their mobile internet services through the purchase and installation of a SIM card in their mini-modem or tablet. Our pre-paid customers are able to add credits to their accounts through the purchase of pre-paid credits at prices that vary based on the data allowance purchased and duration (daily, weekly and monthly). These credits are valid for a fixed period of time following activation. The basic services consist of data traffic and text messaging. Customers that purchase a 500 MB allowance also receive free access to our network of WiFi hotspots.

Mobile Long-Distance

Each mobile subscriber in Brazil is registered in a geographic area (identified by the corresponding area codes, such as 11 (São Paulo) and 21 (Rio de Janeiro)), which we refer to as the subscriber’s home registration area. A call originated by a mobile subscriber registered in one home registration area to a mobile subscriber registered in another home registration area, is classified as a mobile long-distance call.

We provide mobile long-distance services originating from Region I and Region II through network facilities and through interconnection agreements with Telefônica in Region III and each of the other principal mobile services providers operating in Brazil that permit us to interconnect directly with their local fixed-line and mobile networks. We provide international long-distance services originating or terminating on our customer’s mobile handsets through agreements to interconnect our network with those of the main telecommunication service providers worldwide. We also use our submarine fiber optic network to transport international mobile long-distance calls.

Value-Added Services

We provide value-added services include voice, text and data applications, including voicemail, caller ID, and other services, such as personalization (video downloads, games, ring tones and wallpaper), text messaging subscription services (horoscope, soccer teams and love match), chat, mobile television, location-based services and applications (mobile banking, mobile search, email and instant messaging).

Business and Corporate Services

In the business and corporate services market, we serve small and medium-sized enterprise, or SMEs, and large enterprises, or corporate customers. We market a variety of services to SMEs, including our core fixed-line and mobile services, an our higher-value added services, such as broadband services, voice, text and data applications, advanced voice services and commercial data transmission services. We also market these services to corporate customers, combining these service offerings with information technology services.

Services for SMEs

We offer SMEs services similar to those offered to our residential and personal mobility customers, including fixed-line and mobile voice services, and fixed-line and mobile broadband serves. In addition, we offer SMEs:

•	digital trunk services, which optimize and increase the speed of the customer’s telephone system;

•	advanced voice services, primarily 0800 (toll free) services, as well as voice portals where customers can participate in real-time chats and other interactive voice services; and

•	dedicated Line Services (Serviços de Linhas Dedicadas), or SLD, under which we lease dedicated digital and analog lines to customers for use in private networks.

We offer a variety of mobile plans to SMEs, including our Oi Equipe Flat plan for groups of employees, our Oi Empresa Especial plan for individual users in an SME and our Oi Controle plan which, similarly to our residential fixed-line plan, is designed to permit an SME to control usage of mobile minutes. In general, our sales team works with an SME customer to determine their telecommunications needs and negotiates a package of services and pricing structure that is tailored to the needs of that SME.

Services for Corporate Customers

We offer corporate customers all of the services offered to our SME customers. In addition, we provide a variety of customized, high-speed data transmission services through various technologies and means of access to corporate customers. Our data transmission services include interconnection between local area networks at data transmission speeds of 34 Mbps, 155 Mbps and 10 Gbps, videoconferencing, video/image transmission and multimedia applications. Our principal commercial data transmission services are:

•	SLD, under which we lease dedicated lines to corporate customers for use in private networks that link different corporate websites;

•	IP services which consist of dedicated private lines which we provide to most of the leading ISPs in Brazil, as well as Virtual Private Network, or VPN, services that enable our customers to operate private intranet and extranet networks; and

•	frame relay services which we provide to our corporate customers to allow them to transmit data using protocols based on direct use of our transmission lines, enabling the creation of VPNs.

In 2012, we have broadened the scope of services that we offer to our corporate clients to include information technology infrastructure services, seeking to offer our customers end-to-end solutions through which we are able to provide and manage their connectivity and information technology needs. In February 2012 we launched “Oi Smartcloud,” a suite of data processing and data storage services that we perform through our six cyber data centers located in Brasília, São Paulo, Curitiba, Porto Alegre and Fortaleza. In addition, through these data centers, we provide hosting, collocation and IT outsourcing services, permitting our customers to outsource their IT structures to us or to use these centers to provide backup for their IT systems.

In addition, in the second quarter of 2012, we launched our “Oi Gestão” service through which we offer corporate clients managed services for their mobile devices. This service is focused on providing logistics and security solutions relating to mobile devices.

In order to provide complete solutions to our corporate clients, we have entered into service agreements for the joint supply of international data services with a number of important international data services providers. These commercial relationships with international data services providers are part of our strategy of offering telecommunication services packages to our customers.

Services for Other Telecommunications Providers

We offer specialized services to other telecommunications providers, primarily consisting of interconnection to our networks, network usage charges for the use of portions of our long-distance network, and traffic transportation through our physical infrastructure.

Interconnection and Network Usage Charges

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

Transportation

We provide Industrial Exploitation of Dedicated Lines (Exploração Industrial de Linha Dedicada), or EILD, services under which lease trunk lines to other telecommunication services providers, primarily mobile services providers, which use these trunk lines to link their radio base stations to their switching centers;

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

We also offer international telecommunication service providers the option to terminate their Brazilian inbound traffic through our network, as an alternative to Embratel and TIM. We charge international telecommunication service providers a per-minute rate, based on whether a call terminates on a fixed-line or mobile telephone and the location of the local area in which the call terminates.

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

Many of the services we provide charge on a per-minute basis. For these services, we charge for calls based on the period of use. The charge unit is a tenth of a minute (six seconds), and rounding is permitted to the next succeeding tenth of a minute. There is a minimum charge period of 30 seconds for every call. For local fixed-line to fixed-line calls during off-peak hours, charges apply on a per-call basis, regardless the duration of the call.

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

Under our concession agreements, we are required to offer two local fixed-line plans to users: the Basic Plan per Minute and the Mandatory Alternative Service Plan, each of which includes installation charges, monthly subscription charges, and charges for local minutes. As of December 31, 2012, 17.9% of our local fixed-line customers subscribed to the Basic Plan per Minute or the Mandatory Alternative Service Plan.

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

In addition to the Basic Plan per Minute and the Mandatory Alternative Service Plan, we are permitted to offer non-discriminatory alternative plans to the basic service plans. The rates for applicable services under these plans (e.g., monthly subscription rates and charges for local and long-distance calls) must be submitted for ANATEL approval prior to the offering of those plans to our customers. In general, ANATEL does not raise objections to the terms of these plans. As of December 31, 2012, 82.1% of our local fixed-line customers subscribed to alternative plans.

Under our fixed-line rate plans, we charge for calls on a per-minute basis. There is a minimum charge period of 30 seconds for every call. However, calls of three seconds or less are not charged, except in certain specific instances as provided for in ANATEL regulations.

On an annual basis, ANATEL increases or decreases the maximum rates that we are permitted to charge for our basic service plans. ANATEL increased the rates that we and Telemar may charge by an average of 0.66% as of October 23, 2010, 1.97% as of December 24, 2011 and 0.55% as of February 8, 2013. In addition, we are authorized to adjust the rates applicable to our alternative plans annually by no more than the rate of inflation, as measured by the IST. Discounts from the rates set in basic service plans and alternative service plans may be granted to customers without ANATEL approval.

The following table sets forth selected information regarding service rates under the Basic Plan per Minute of Oi and Telemar during the periods indicated.

Oi S.A. and Subsidiaries

	Year Ended December 31,
Monthly subscription rates for Basic Plan per Minute (1)	2012	2011	2010
	(in reais)
Oi:
Basic Plan per Minute (residential)	29.71	29.22	29.22
Basic Plan per Minute (commercial)	44.09	43.26	43.26
Basic Plan per Minute (trunk lines)	43.30	42.52	42.52

Telemar:
Basic Plan per Minute (residential)	29.52	28.96	28.96
Basic Plan per Minute (commercial)	50.83	49.91	49.91
Basic Plan per Minute (trunk lines)	50.73	49.78	49.78

(1)	The amounts represent the weighted average of monthly rates, net of taxes.

Local Fixed Line-to-Mobile Rates

When one of our fixed-line customers makes a call to a mobile subscriber of our company or another mobile services provider that terminates in the mobile registration area in which the call was originated, we charge our fixed-line customer per-minute charges for the duration of the call based on rates designated by ANATEL as VC-1 rates. In turn, we pay the mobile services provider a per-minute charge based on rates designated by ANATEL as VU-M rates for the use of its mobile network in completing the call. VC-1 rates vary depending on the time of the day and day of the week, and are applied on a per-minute basis.

On an annual basis, ANATEL may increase or decrease the maximum VC-1 rates that we are permitted to charge. ANATEL authorized our company and Telemar to increase our VC-1 rates by an average 0.98% as of February 9, 2010. Discounts from the VC-1 rates approved by ANATEL may be granted to customers without ANATEL approval. In November 2011, ANATEL adopted new regulations under which ANATEL was authorized to reduce the then-current VC-1 rates by as much as 18% in 2011, 12% in 2012 and 10% in 2013, after giving effect to an inflation adjustment based on the IST measured from June 2009. In February 2012, ANATEL ordered us to reduce our VC-1 rates by approximately 10%, although we are appealing the timing of the application of this rate decrease to our company as our VC-1 rate was increased in Region I by 1.54% in accordance with our application for this increase in February 2012. In March 2013, ANATEL reduced our VC-1 rates in Region I and Region II by approximately 18.6% and 8%, respectively; we will similarly appeal the timing of the application of the rate decrease to our company in Region II.

The following table sets forth the average per-minute VC-1 rates that Oi and Telemar were permitted to charge for fixed-line to mobile calls during the periods indicated.

	Year Ended December 31,
Per-minute charges for local fixed-line calls made to mobile telephones (1)	2012	2011	2010
	(in reais)
Oi	0.51	0.51	0.51
Telemar	0.51	0.51	0.51

(1)	The amounts represent the weighted average of monthly rates, net of taxes.

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

On an annual basis, ANATEL increases or decreases the maximum domestic fixed line-to-fixed line long-distance rates that we are permitted to charge. ANATEL increased the rates that our company and Telemar may charge by an average of 0.66% as of October 23, 2010, 1.97% as of December 24, 2011 and 0.55% as of February 8, 2013. Discounts from the domestic fixed line-to-fixed line long-distance rates approved by ANATEL may be granted to customers without ANATEL approval.

The following table sets forth selected information on domestic fixed line-to-fixed line long-distance rates that Oi and Telemar were permitted to charge per minute during peak hours (i.e., between the hours of 9 a.m. and noon and 2 p.m. and 6 p.m. on weekdays) during the periods indicated.

	Year Ended December 31,
Domestic long-distance rates per minute (1)	2012	2011	2010
	(in reais)
Oi:
0 to 50 km	0.15	0.13	0.20
50 to 100 km	0.37	0.28	0.35
100 to 300 km	0.40	0.31	0.38
Over 300 km	0.42	0.32	0.39

Telemar:
0 to 50 km	0.13	0.11	0.17
50 to 100 km	0.32	0.23	0.30
100 to 300 km	0.41	0.32	0.39
Over 300 km	0.46	0.38	0.43

(1)	The amounts represent the weighted average of monthly rates, net of taxes.

Mobile Long-Distance

Rates for long-distance calls that originate or terminate on mobile telephones are based on whether the call is an intrasectorial long-distance call, which is charged at rates designated by ANATEL as VC-2 rates, or an intersectorial long-distance call, which is charged at rates designated by ANATEL as VC-3 rates. If the caller selects one of our carrier selection codes for the call, we receive the revenues from the call and must pay interconnection fees to the service providers that operate the networks on which the call originates and terminates. The applicable VC-2 and VC-3 rates vary depending on the time of the day and day of the week, and are applied on a per-minute basis.

On an annual basis, ANATEL may increase or decrease the maximum VC-2 and VC-3 rates we are authorized to charge. ANATEL authorized our company and Telemar to increase our VC-2 and VC-3 rates by an average of 0.98% as of February 9, 2010. In November 2011, ANATEL adopted new regulations under which ANATEL was authorized to reduce the then-current VC-2 and VC-3 rates by as much as 18% in 2011, 12% in 2012 and 10% in 2013, after giving effect to an inflation adjustment based on the IST measured from June 2009. In February 2012, ANATEL ordered us to reduce our VC-2 and VC-3 rates by approximately 10%, although we are appealing the timing of the application of these rate decreases to our company as our VC-1, VC-2 and VC-3 rates were increased by 1.54% in Region I in accordance with our application for this increase in February 2012. In March 2013, ANATEL reduced our VC-2 and VC-3 rates in Region I and Region II by approximately 18.6% and 8%, respectively; we will similarly appeal the timing of the application of the rate decrease to our company in Region II.

The following table sets forth the average per-minute rates that Oi and Telemar were permitted to charge for mobile long-distance calls during peak hours (i.e., Monday to Saturday between the hours of 9 a.m. and noon and 7 a.m. and 9 p.m. on weekdays) during the periods indicated.

	Year Ended December 31,
Per-minute charges for mobile long-distance calls (1)	2012	2011	2010
	(in reais)
Oi:
VC-2	1.12	1.12	1.12
VC-3	1.28	1.28	1.28

Telemar:
VC-2	1.13	1.11	1.11
VC-3	1.28	1.27	1.27

(1)	The amounts represent the weighted average of monthly rates, net of taxes.

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

Under ANATEL regulations, TNL PCS S.A., or TNL PCS, and Brasil Telecom Mobile were each required to submit a basic post-paid service plan and a basic pre-paid service plan to ANATEL for its approval. As of December 31, 2012, fewer than 1% of our mobile customers subscribed to our basic post-paid plans or our basic pre-paid plans.

In addition to the basic service plans, we are permitted to offer non-discriminatory alternative plans to the basic service plans. The rates for applicable services under these plans (e.g., monthly subscription rates, charges for local and long-distance calls and roaming charges) must be submitted for ANATEL approval prior to the offering of those plans to our customers. In general, ANATEL does not raise objections to the terms of these plans. As of December 31, 2012, substantially all of our post-paid and pre-paid customers subscribed to these alternative plans.

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

Rates under our mobile plans may be adjusted annually by no more than the rate of inflation, as measured by the IST. These rate adjustments occur on the anniversary dates of the approval of the specific plans. Discounts from the rates set in basic service plans and alternative service plans may be granted to customers without ANATEL approval. The rate of inflation as measured by the IST was 5.65% in 2010, 4.90% in 2011 and 4.77% in 2012.

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

TU-RL rates vary depending on the time of the day and day of the week, and are applied on a per-minute basis. Charges for the use of our local fixed-line networks to terminate local calls originating on the network of another local fixed-line service provider are only billed and due when usage of one of our networks exceeds 55% of the total traffic registered between that network and the network of the other telecommunication service provider.

Since January 1, 2007, the TU-RL rates of Oi and Telemar have been equal to 40% of the rate included in their respective Basic Plan per Minute for a local fixed-line call, which is adjusted on an annual basis by ANATEL. As of the date of this annual report, Oi’s TU-RL rate during peak hours (i.e., between the hours of 9 a.m. and noon and 2 p.m. and 6 p.m. on weekdays) is R$0.032 per minute, and Telemar’s TU-RL rate during peak hours is R$0.029 per minute. ANATEL announced that beginning in 2008, the method used to determine the TU-RL rates would be based on a cost methodology, known as long-run incremental costs. However, in October 2007, ANATEL published an official letter delaying this change until the end of 2010. In September 2010, ANATEL commenced the bidding process to engage an international consultant to assist with the development of the long-run incremental cost methodology. ANATEL has indicated that it will provide a definitive timetable for the completion of the project in September 2013. Therefore, we cannot predict when this new methodology will be adopted.

In May 2012, ANATEL adopted revisions to the regulations relating to TU-RL rates that became effective in August 2012. Under the revised regulations (1) between August of 2012 and December of 2013, fixed-line service providers will be able to charge other fixed-line service providers for local fixed-line calls originating on their local fixed-line networks and terminating on the other provider’s local fixed-line networks only if the outgoing traffic in a given direction of transmission is higher than 75% of the total traffic between such providers, and (2) beginning in January 2014, fixed-line service providers will no longer be able to charge other fixed-line service providers for local fixed-line calls originating on their local fixed-line networks and terminating on the other provider’s local fixed-line networks.

Our revenues from the use of our long-distance networks consist primarily of payments on a per-minute basis, which are charged at rates designated by ANATEL as TU-RIU rates, from other long-distance carriers that use a portion of our long-distance networks to complete calls initiated by callers that have not selected us as the long-distance provider.

TU-RIU rates vary depending on the time of the day and day of the week, and are applied on a per-minute basis. From January 1, 2007 through July 31, 2012, the TU-RIU rates of Oi and Telemar were equal to 30% of their respective domestic fixed line-to-fixed line long-distance rates for calls of more than 300 km, which are typically adjusted on an annual basis by ANATEL. From August 1, 2012 through December 31, 2012, the TU-RIU rates of Oi and Telemar were equal to 25% of their respective domestic fixed line-to-fixed line long-distance rates for such calls. Since January 1, 2013, the TU-RIU rates of Oi and Telemar have been equal to 20% of their respective domestic fixed line-to-fixed line long-distance rates for such calls. See “—Local Fixed-Line Rates—Domestic Long-Distance Rates—Fixed Line-To-Fixed Line.” As of the date of this annual report, Oi’s TU-RIU rate is R$0.10 per minute and Telemar’s TU-RIU rate is R$0.12 per minute.

The following table sets forth the average per-minute rates Oi and Telemar charged for the use of our fixed-line networks during the periods indicated.

	Year Ended December 31,
Fixed-Line Network Usage Rates (1)	2012	2011	2010
	(in reais)
Oi:
TU-RL	0.032	0.032	0.031
TU-RIU	0.095	0.097	0.094

Telemar:
TU-RL	0.030	0.029	0.029
TU-RIU	0.111	0.118	0.108

(1)	The amounts represent the weighted average of monthly rates, net of taxes.

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

If we are not able to establish interconnection rates for use of our mobile networks with other mobile and fixed-line telecommunication service providers, ANATEL is empowered to arbitrate, at its discretion, the interconnection rates that we may charge. In January 2010, ANATEL set provisional reference rates for each mobile services provider for each region based on the mean VU-M previously charged by that mobile services provider in the applicable service region. In February 2010, ANATEL authorized an increase of 0.67% in the VU-M rates of our company and Telemar, equivalent to 68.5% of the increase in our VC-1 rates granted at that time.

In November 2011, ANATEL adopted new regulations that provided procedures under which ANATEL adopted a maximum VU-M rate that is applicable in the event that providers cannot agree upon the VU-M applicable in their interconnection agreements. The maximum VU-M rate established by ANATEL is R$0.35 per minute.

The following table sets forth the average per-minute VU-M rates that Oi and Telemar charged during the periods indicated.

	Year Ended December 31,
Per-minute charges for local fixed-line calls made to mobile telephones (1)	2012	2011	2010
	(in reais)
Oi	0.35	0.42	0.42
Telemar	0.36	0.41	0.41

(1)	The amounts represent the weighted average of monthly rates, net of taxes.

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

Marketing

In 2012, we incurred R$443 million in marketing expenses, primarily to:

•	strengthen the “Oi” brand, reinforcing the image of the convergence of the integrated company;

•	promote our bundled plans, such as “Oi Internet Total,” “Oi Fixo + Oi Velox + Oi TV” and “Fixo Ilimitado + Pré Ilimitado” as part of our effort to expand and strengthen our customer base;

•	expand our “Oi TV” customer base with offers through our other services;

•	promote our pre-paid mobile services through a promotional campaign that awards prizes to new and existing customers who recharge their Oi SIM cards;

•	promote our post-paid mobile plans, primarily those that include unlimited calls and 3G data services at higher speeds, through specific marketing campaigns and mobile device subsidies for customers who subscribe to our post-paid plans, as part of our effort to increase our market share in mobile services; and

•	expand our broadband and 3G internet customer base, focusing on geographic regions covered by the National Broadband Plan;

Throughout 2012, we focused our marketing efforts on three types of customers: (1) retail customers, including mobile telephone and residential fixed-line customers; (2) SMEs; and (3) corporate customers.

We advertise through a diverse array of media outlets as part of our strategy to reach all types and classes of customers and potential customers. We use television, radio, billboards, exterior signage, telemarketing, direct mail and internet advertising to market our fixed-line, mobile, long-distance, broadband and subscription television services. We use our branded fixed assets in advertising campaigns, such as the “Orelhão Mágico” Christmas campaign, in which children are able to “place calls to Santa Claus” from our telephone booths. We also sponsor sporting events and individual athletes, as well as cultural events, such as fashion shows and popular music concerts. We are the official telecom provider and a sponsor of the 2014 World Cup in Brazil. The goal of our marketing initiatives is to increase brand awareness of our company as a convergent provider capable of meeting all of the telecommunications needs of our customers and expand the use of our distribution channels to increase net operating revenue.

Distribution Channels

During the last months of 2011, we revised our distribution model and now distribute our services through channels focused on three separate sectors of the telecommunication services market: (1) residential customers, including customers of our mobile services to whom we sell bundled plans; (2) personal mobility customers that purchase our mobile services independently of our bundled plans; and (3) business and corporate customers.

Residential Customers

Our distribution channels for residential customers are focused on sales of fixed-line services, including voice, Oi Velox and Oi TV, and post-paid mobile services. As part of the restructuring of our distribution channels, we have begun to provide more extensive training to our employees and the employees of third-party sales agents and have revised our commission structures to incentivize sales of plans and services that generate higher average revenue per user. The principal distribution channels that we use for sales to residential customers are:

•	our own network of stores, which we began opening in 2011. As of December 31, 2012, we had opened 197 “Oi” branded stores and expect to open additional “Oi” branded stores during 2013.

•	approximately 500 “Oi” franchised service stores and kiosks located in the largest shopping malls and other high density areas throughout Brazil.

•	approximately 430 stores located throughout our service area that primarily sell telecommunications products and services and have entered into exclusivity agreements with us.

•	our telemarketing sales channel, which is operated by our call center and other third-party agents and consists of approximately 2,300 sales representatives that answer more than 2.1 million calls per month. This channel provides us with the ability to pro-actively reach new customers, thereby increasing our client base and revenues, and also receives calls prompted by our offers made in numerous types of media.

•	our “teleagents” channel, which consists of approximately 1,200 local sales agents that operate in specific regions and complement our telemarketers.

•	door-to-door sales calls made by our sales force of approximately 500 salespeople and by exclusive agents with approximately 6,500 salespeople trained to sell our services throughout Brazil in places where customers generally are not reachable by telemarketing.

•	Our e-commerce sites through which customers may purchase a variety of our services.

Personal Mobility

Our distribution channels for personal mobility customers are focused on sales of mobile services to post-paid customers and pre-paid customers, including mobile broadband customers. As part of the restructuring of our distribution channels, our distribution channels for our post-paid personal mobility services have converged with our distribution channels for residential services. The principal distribution channels that we use for sales of our pre-paid personal mobility services are:

•	approximately 8,500 stores that are part of large national chains which sell our SIM cards and pre-paid mobile cards.

•	approximately 40 multibrand distributors that distribute our SIM cards and pre-paid mobile cards to approximately 150,000 pharmacies, supermarkets, newsstands and similar outlets.

•	our website, through which our pre-paid customers may recharge their SIM cards.

Business and Corporate Customers

We have established separate distribution channels to serve small and medium-sized enterprise, or SMEs, and large enterprises, or corporate customers. We market a variety of services to SMEs, including our core fixed-line and mobile services, an our higher-value added services, such as broadband services, voice, text and data applications, advanced voice services and commercial data transmission services. As part of the restructuring of our distribution channels, in 2012 we opened nine regional offices from which approximately 250 employees supervise our marketing efforts to SMEs and our third-party sales force serving this sector. We also have begun to provide more extensive training to our employees and the employees of third-party sales agents. The principal distribution channels that we use to market our services to SMEs are:

•	approximately 200”Oi” exclusive agents with approximately 3,000 door-to-door sales consultants that are dedicated to understanding and addressing the communications needs of our existing and prospective SME customers.

•	our telemarketing sales channel, which consists of 14 agents that use approximately 600 sales representatives that are specifically trained to discuss the business needs of our prospective SME customers to make sales calls, as well as representatives in our call center and representatives at call centers under contract with us to receive calls from existing and prospective SME customers to sell services to new customers and promote higher-value and additional services to existing customers. In addition, our telemarketing channel utilizes approximately 480 customer retention representatives.

We market our entire range of services to corporate customers through our own direct sales force which meets with current and prospective corporate customers to discuss the business needs of these enterprises and design solutions intended to address their communications needs. As part of the restructuring of our distribution channels, in 2012 we redesigned our client service model to increase our focus on post-sale service, regularly discussing service needs and improvements with our customers through calls and meetings with our customers. Our corporate sales team, including post-sale service personnel, is composed of approximately 1,000 employees operating in six regional offices.

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

We are required to include in our monthly bills charges incurred by our customers for long-distance services provided by other long-distance service providers upon the request of these providers. We have billing agreements with each long-distance telecommunication service provider that interconnects with our networks under which we bill our customers for any long-distance calls originated on our network that are carried by another long-distance service provider and transfer the balance to the relevant provider after deducting any access fees due for the use of our network. Payments are due within an average of 15 days after the billing date. We charge late-payment interest at a rate of 1% per month plus a one-time late charge of 2% of the amount outstanding. As of December 31, 2012, 11.3% of all accounts receivable due from our fixed-line customers were outstanding for more than 30 days and 5.1% were outstanding for more than 90 days.

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

Mobile Telecommunication Services

We bill our mobile post-paid customers on a monthly basis and itemize charges in the same manner as we bill our fixed-line customers. See “—Fixed-Line Telephone Services.” In addition, the monthly bills also provide details regarding minutes used and roaming charges. Payments are due within an average of 15 days after the billing date. We charge late-payment interest at a rate of 1% per month plus a one-time late charge of 2% of the amount outstanding. As of December 31, 2012, 9.8% of all accounts receivable due from our mobile customers were outstanding for more than 30 days and 6.1% were outstanding for more than 90 days.

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

Access Networks

Our access networks connect our customers to our signal aggregation and transportation networks. We have a large number of network access points, including twisted copper pair wires to residences and commercial buildings, fiber optic lines to residences and commercial buildings, wireless transmission equipment and WiFi hotspots. Our fixed-line networks are fully digitalized.

Voice and data signals that originate through fixed-line access points are routed through Multi-service Access Nodes, or MSANs, to our aggregation networks, or are rerouted to our aggregation networks through Digital Subscriber Line Access Multiplexer, or DSLAM, equipment which split the voice signal from the digital signal which is transmitted using ADSL or VDSL technology. We are engaged in a long-term program to update our MSAN equipment to DSLAM equipment as demand for data services increases. As of December 31, 2012, approximately 49.5% of our fixed-line network had been updated to support ADSL2+ or VDSL2 and we provided ADSL or VDSL2 services in 4,683 municipalities.

ADSL technology allows high-speed transmission of voice and data signals on a single copper wire pair for access to the network. Since voice transmission through telephone lines uses only one of many available frequency bands, the remaining frequency bands are available for data transmission. Our network supports ADSL2+ and VDSL2, or very-high-bitrate digital subscriber line, technologies. ADSL2+ is a data communications technology that allows data transmission at speeds of up to 24 Mbps downstream and 1 Mbps upstream, which is much faster than data transmission through conventional ADSL. ADSL2+ permits us to offer a wider range of services than ADSL, including IP TV. VDSL2 is a DSL technology providing faster data transmission, up to 100 Mbps (downstream and upstream), permitting us to support high bandwidth applications such as HDTV, Voice over Internet Protocol, or VoIP, and broadband internet access, over a single connection.

We are engaged in a long-term program to upgrade portions of our fixed-line access networks with optical fiber networks based on gigabit passive optical network, or GPON, technology to support VDSL2 service and facilitate our offering of our Oi TV service. The implementation of this technology permits us to provide broadband with speeds up to 100 Mbps to residential customers and up to 1 Gbps to commercial customers.

For our non-residential customers, we have a fully integrated and managed network providing access for networks based on internet protocol, or IP, and Asynchronous Transfer Mode, or ATM, protocol over legacy copper wire through which are able to provide:

•	symmetric and transparent access to Frame Relay services at speeds from 64 kbps to 1.5 Mbps;

•	symmetrical access with PPP (Point to Point) for the Internet connection services at speeds from 64 kbps to 1.5 Mbps; and

•	symmetrical access with PPP (Point to Point) to provide connection services for virtual private networks, or VPNs, through Multiprotocol Label Switching, or MPLS, protocol at speeds from 64 kbps to 1.5 Mbps.

The following table sets forth selected information about our fixed-line networks as of the dates and for the periods indicated.

	As of and For Year Ended December 31,
	2012	2011	2010
Region I:
Installed access lines (in millions)	17.7	17.8	18.0
Access lines in service (in millions)	11.3	10.6	12.8
Public telephones in service (in thousands)	489.6	504.3	560.8
Broadband access lines in service (in millions)	3.5	2.9	2.4

Region II:
Installed access lines (in millions)	10.6	10.4	10.4
Access lines in service (in millions)	6.5	6.8	7.2
Public telephones in service (in thousands)	237.9	265.0	266.1
Broadband access lines in service (in millions)	2.3	2.1	1.9

Mobile devices access our GSM (Global System for Mobile Communications), or 2G, mobile networks on frequencies of 900 MHz/1800 MHz access our UMTS (Universal Mobile Telecommunications System), or 3G, mobile networks on frequencies of 2100 MHz. Our 2G access points use General Packet Radio Service, or GPRS, which allows speeds in the range of 115 kilobytes per second (Kbps), and Enhanced Data Rates for Global Evolution, or EDGE, which allows speeds in the range of 230 Kbps, to send and receive data signals. Our 3G access points use high speed packet access, or HSPA, which allows speeds in the range of 14.2 Mbps, to send and receive data signals. Voice and data signals sent and received through our 2G and 3G access points are routed to our aggregation networks. Our mobile networks have unique data core and are fully integrated with our fixed-line data networks.

As of December 31, 2012, our 2G mobile access networks, consisting of 13,092 active radio base stations, covered 1,475 municipalities in Region I, or 88.0% of the urban population in Region I, 1,287 municipalities in Region II, or 96.0% of the urban population in Region II, and 547 municipalities in Region III, or 99.0% of the urban population in Region III. We have GPRS coverage in 100% of the localities covered and EDGE coverage in all state capitals.

As of December 31, 2012, our 3G mobile access networks, consisting of 7,575 active radio base stations, covered 297 municipalities in Region I, or 67.1% of the urban population in Region I, 231 municipalities in Region II, or 73.6% of the urban population in Region II, and 165 municipalities in Region III, or 85.4% of the urban population in Region III. We have HSPA coverage in all state capitals.

In the fourth quarter of 2012, we began deploying our 2.1 GHz mobile access networks to support 4G service in cities scheduled to host the 2014 World Cup.

In addition to these mobile access networks, we also operate WiFi hotspots in public areas such as coffee shops, airports and shopping centers. Since 2012, we have provided outdoor urban wireless networks, including in the neighborhoods of Copacabana and Ipanema in the city of Rio de Janeiro. As of December 31, 2012, our WiFi network consisted of approximately 40,000 hotspots. We have also begun to offer broadband access compatible with access points provided by Fon Wireless Ltd., or Fon, which allows our customers to access Fon lines worldwide.

Aggregation Networks

Voice and data signals sent through our access network are routed through our aggregation networks to digital switches which connect voice calls and route digital signals to their destinations. Portions of our aggregation network use conventional copper trunk lines to connect our access network to our switches and transportation networks. We use ATM protocol to permit high speed transmission of these signals. Other portions of our aggregation network use fiber optic cable to connect our access network to our switches and transportation networks using Synchronous Digital Hierarchy, or SDH, protocol. In large metropolitan areas where the density of access point results in increased demand, we have deployed Metro Ethernet networks. We are currently deploying Metro Ethernet networks in additional cities to serve rising customer demand. Our Metro Ethernet networks are fully-integrated management systems and provide:

•	ethernet data services from 4 Mbps up to 1 Gbps for point-to-point and multipoint dedicated access;

•	ethernet access services from 4 Mbps up to 1 Gbps for IP access and MPLS/VPN access;

•	aggregation network services for ADSL2+ and VDSL2 platforms; and

•	aggregation network services for GPON platforms.

Historically, we have used ATM protocol to transport digital signals through our access network from non-residential customers that require dedicated bandwidth to our switching stations. Our ATM networks have a fully-integrated management system and provide:

•	frame relay data services (a data transmission service using fast protocols based on direct use of transmission lines) from 64 Kbps up to 2 Mbps;

•	ATM data services supporting access rates from 2 Mbps to 622 Mbps; and

•	aggregation network services for ADSL2+ platforms.

In response to changing customer needs, we converting elements of our network that use ATM and SDH protocols, that permit us to offer dedicated bandwidth to our customers, to MPLS protocol, which supports IP and permits the creation of VPNs through our MetroEthernet networks.

We have begun to use MPLS-TP capable devices that have been designed to interface with our existing Metro Ethernet Network to increase the bandwidth of our networks to support our 4G network data traffic and replace our legacy SDH networks.

Transportation Networks

Our long-distance transportation network consists of optical fiber cable networks supporting high capacity Dense Wavelength Division Multiplex, or DWDM, systems that can operate with up to 80 channels at 10 and 40 Gbps. Currently We are in the process of quadrupling the capacity of our backbone as a result of the deployment of 40 Gbps optical technology. In 2013, we are implementing DWDM links of 100 Gbps between Rio de Janeiro, São Paulo, Belo Horizonte and Salvador. Our optical cable network is complemented by microwave links that we use in Region I and Region II. We have a nationwide long-distance backbone, consisting of an optical fiber network that connects the Federal District and the state capitals in Region I and Region II, other than Macapá (located in the State of Amapá) and is complimented by our satellite system. We expect that our optical fiber network will reach Macapá in 2013. Most of the large urban areas of Regions I and II are also connected by our fiber optic cable networks. Our transmission infrastructure connects our digital switches to four international gateway switches: two in Rio de Janeiro, one in Curitiba and one in Brasília.

We employ automatic traffic protection to improve the reliability of our network and increase its traffic capacity. The network is fully supervised and operated by management systems that allow rapid response to customer service requests and reduce the recovery time in case of failures.

We operate an internet backbone network and a fully IP-routed network, which provides a backbone for all internet dedicated services and VPN offerings. Our internet backbone connects to the public internet via international links that we maintain abroad. With these international links, we do not need to rely on other companies to connect our outbound internet traffic with the internet backbones of international ISPs.

We have implemented an address control and name resolution system for our IP networks with the objective of optimizing resources and improving the availability of internet access services.

Our transportation network is directly interconnected to the national and international long-distance networks of all long-distance service providers operating in Regions I, II and III and all mobile services providers in Regions I, II and III.

Satellite Network

We have deployed an expanded range of satellite-based services to comply with our public service obligations to the rural and remote areas of Brazil, including the Amazon rainforest region. These satellite services include internet access and access to corporate data applications. As of December 31, 2012, our satellite network covered approximately 4,500 localities in 24 states and the Federal District and provided voice and data services to approximately 6.8 million customers.

In 2000, we began the implementation of the land-based segment of our respective satellite networks in order to extend transmission to remote areas in the states of Acre, Paraná, Rondônia, Rio Grande do Sul, Santa Catarina, Pará, Amazonas, Amapá and Roraima, as well as to other areas with limited access to telecommunication services due to geographical conditions, such as Mato Grosso, Mato Grosso do Sul, Goiás and Tocantins. The satellite network comprises satellite earth stations located in less-populated rural areas, as well as hub stations in the cities of Brasília, Manaus, Boa Vista, Macapá, Belém, Santarém, Marabá, Rio de Janeiro, Curitiba, Porto Alegre, Florianópolis, Cuiabá, Porto Velho and Goiânia. These satellite networks use digital technology and began operating in August 2000. The fiber optic and satellite backbones are interconnected in Brasília, Belém, Fortaleza, Rio de Janeiro, Curitiba, Porto Alegre, Florianópolis, Cuiabá, Porto Velho and Goiânia. The integration of the land-based segment of our satellite network allows us to service our subscribers in any location in Regions I and II.

Hispamar Satellite S.A., or Hispamar, a Spanish-Brazilian consortium created in November 1999 by Hispasat (the leading satellite telecommunications provider in the Iberian Peninsula), and our company operate the Amazonas 1 satellite, which was manufactured by Astrium (EADS Space Company). In December 2002, we entered into an agreement with Hispasat that granted and transferred to Hispamar the rights to exploit geostationary orbital position 61 degrees west, and we acquired a minority equity stake in Hispamar. The Amazonas 1 satellite was launched into geostationary orbit over the Americas and started to operate in November 2004. The Amazonas 1 satellite provides both C and Ku band transponders and on-board switching. The Amazonas 1 satellite is owned by a subsidiary of Hispasat and Hispamar has been granted the right to operate and lease all of the transponder space on this satellite.

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

We lease transponders from:

•	Hispamar with 754 MHz of capacity in the C band on the Amazonas 1 satellite and 540 MHz of capacity in the C band on the Amazonas 2 satellite to provide voice and data services through 653 remote switches covering 390 municipalities;

•	Hispamar with 98.3 Mhz of capacity in the Ku band on the Amazonas 1 satellite and 576 Mhz of capacity in the Ku band on the Amazonas 2 satellite to provide voice and data services to approximately 3,028 localities;

•	Intelsat Satellite with 122 MHz of capacity in the C band on the IS-805 satellite and 648 MHz of capacity in the C band on the IS 10-02 satellite to transport voice and data signals from Manaus to Rio de Janeiro; and

•	SES New Skies with 108 MHz of capacity in the K band on the SES-4 satellite to provide voice and data services throughout Brazil;

•	Intelsat Satellite with 103 MHz of capacity in the C band on the IS-905 satellite to transport voice and data signals from Macapá to Rio de Janeiro and Boa Vista to Rio de Janeiro.

In 2005, we and Telemar started to operate satellite platforms operating in the Ku band that are comprised of a satellite transport solution with Digital Video Broadcast — Return Channel Satellite, or DVB-RCS, technology and an NGN control solution.

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

HFC Network

We provide subscription analog and digital television services and broadband internet access to the residential and commercial market segments in the cities of Belo Horizonte, Poços de Caldas, Uberlândia and Barbacena using an HFC network. The analog television signal is distributed from integrated headend equipment owned by Cemig Telecom that is located in these cities. The digital television signal is distributed to the HFC network in Belo Horizonte from our integrated headend equipment located in Alvorada in the city of Rio de Janeiro.

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

In July 2009, Oi and Telemar entered into a services agreement with Nokia Siemens Networks for installation, operation, and corrective and preventive maintenance in connection with their fixed-line telecommunication services, mobile telecommunication services, data transmission services (including broadband access services), satellite services, buildings, access ways, and towers, in the States of Rio de Janeiro, Minas Gerais, Espírito Santo, São Paulo, Bahia, Sergipe, Pernambuco, Alagoas, Paraíba, Rio Grande do Norte, Ceará, Piauí, Maranhão, Pará, Amapá, Amazonas and Roraima. The total estimated payments under this contract are R$2.5 billion during the five-year term of this contract.

In November 2009, Oi and Telemar entered into a services agreement with Alcatel-Lucent to perform the same services in the States of Rio Grande do Sul, Santa Catarina, Paraná, Mato Grosso do Sul, Mato Grosso, Goiás, Tocantins, Acre, Rondônia and the Federal District, as well as Pegasus data transmission network equipment in the States of Paraná, Santa Catarina, Rio Grande do Sul, Goiás and the Federal District. The total estimated payments under this contract are R$1.2 billion during the five-year term of this contract.

In January 2012, we entered into a services agreement with Telemont for installation, operation, and corrective and preventive maintenance in connection with our external plant and associated equipment, public telephones, and fiber optic and data communication networks (including broadband access services) in the State of Rio de Janeiro. The total estimated payments under this contract are expected to be R$2.6 billion during the five-year term of this contract.

In January 2012, we entered into a services agreement with Serede Serviços de Rede S/A for installation, operation, and corrective and preventive maintenance in connection with our external plant and associated equipment, public telephones and fiber optic in the State of Rio de Janeiro. The total estimated payments under this contract are R$1.4 billion during the five-year term of this contract.

In October 2012, we entered into a services agreement with Telemont, which replaced and superseded an agreement that we had entered into with Telemont in March 2010, for installation, operation, and corrective and preventive maintenance in connection with our external plant and associated equipment, public telephones, and fiber optic and data communication networks (including broadband access services) in the States of Minas Gerais, Espírito Santo, the Federal District, Mato Grosso, Mato Grosso do Sul, Tocantins, Acre, Rondônia and Goiás. The total estimated payments under this contract are expected to be R$3.9 billion during the five-year term of this contract.

In October 2012, we entered into a services agreement with A.R.M. Engenharia, which replaced and superseded an agreement that we had entered into with A.R.M. Engenharia in July 2010, for installation, operation, and corrective and preventive maintenance in connection with our external plant and associated equipment, public telephones, and fiber optic and data communication networks (including broadband access services) in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas, Sergipe, Bahia, Amazonas, Roraima, Pará, Amapá, Paraná, Santa Catarina and Rio Grande do Sul. The total estimated payments under this contract are R$6.2 billion during the five-year term of this contract.

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

We are the leading provider of local fixed-line services in Regions I and II with 11.8 million fixed lines in service in Region I and 6.7 million fixed lines in service in Region II as of December 31, 2012. Based on the most recent information available from ANATEL, as of May 31, 2012 we had an estimated market share of 71.2% of the total fixed lines in service in Region I and an estimated market share of 64.7% of the total fixed lines in service in Region II. Our principal competitors for fixed-line services are (1) Embratel (a subsidiary of América Móvil), which had an estimated market share of 18.2% of the total fixed lines in service in Region I and an estimated market share of 11.7% of the total fixed lines in service in Region II as of May 31, 2012, based on the most recent information available from ANATEL, and (2) GVT (an affiliate of Vivendi S.A.), which had an estimated market share of 5.6% of the total fixed lines in service in Region I and an estimated market share of 19.6% of the total fixed lines in service in Region II as of May 31, 2012, based on the most recent information available from ANATEL.

Embratel provides local fixed-line services to residential customers through fixed devices that receive wireless signals from a single transmission tower located near the subscriber’s residence and through the cable network owned by its subsidiary Net in the portions of Regions I and II where Net provides cable television service. As a result, Net is able to offer cable television, broadband and telephone services as a bundle at a very competitive price. We also expect competition from Embratel to increase in certain large cities, such as Rio de Janeiro, Belo Horizonte and Salvador, where it continues to expand its local fixed-line network.

GVT has been increasing its competitive activities in Regions I and II, expanding its fiber optic network in high-income residential areas and increasing its services to low- and medium-size businesses. We expect competition from GVT to increase in certain large cities, such as Rio de Janeiro, Belo Horizonte and Salvador, and in some medium size cities with population in the range of 350,000 to 1,000,000, where GVT continues to expand its local fixed-line network.

We expect to continue to face competition from mobile services providers, which represent the main source of competition in the local fixed-line service market. As of December 31, 2012, there were 132.2 million mobile subscribers (including our mobile customers) in Region I, an 8.4% increase over December 31, 2011, and there were 66.5 million mobile subscribers (including our mobile customers) in Region II, a 9.4% increase over December 31, 2011, based on information available from ANATEL. The increase in the number of mobile users, in addition to reduced mobile services rates, is expected to continue to adversely affect the number of fixed-line subscribers and the volume of local fixed-line traffic. In addition, because mobile providers offer promotions and service plans that permit subscribers to make calls within the mobile provider’s network at rates that are less than those charged for calls from a fixed-line telephone to a mobile telephone, we believe that we may be vulnerable to traffic migration as customers with both fixed-line and mobile telephones use their mobile devices to make calls to other mobile subscribers.

Long-Distance Services

The long-distance services market is highly competitive. As of May 31, 2012, based on the most recent information available from ANATEL, (1) of the total number of national long-distance minutes originated in Region I, we had a market share of 8.6%, ranking behind TIM with 57.9% and Embratel with 30.7%, (2) of the total number of national long-distance minutes originated in Region II, we had a market share of 18.3%, ranking behind TIM with 49.4% and Embratel with 26.6%, and (3) of the total number of national long-distance minutes originated in Region III, we had a market share of 11.1%, ranking behind TIM with 34.0%, Embratel with 28.9% and Telefônica with 22.6%.

Our principal competitors for long-distance services are TIM and Embratel, which are currently offering long-distance services throughout Brazil at rates that are charged on a per call, rather than per minute, basis. As a result of our commencement of mobile services in Region III, we have also begun to compete with Telefónica, which is the incumbent fixed-line service provider in Region III.

Generally, we believe that callers placing fixed-line long-distance calls in Brazil tend to select the long-distance carrier affiliated with the provider of their fixed-line service. Similarly, we believe that callers placing mobile long-distance calls in Brazil tend to select the long-distance carrier affiliated with the provider of their mobile or fixed-line service. However, increased competition from long-distance service providers has resulted in pressure on our long-distance rates and adversely affected our revenue from these services.

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

Mobile Services

The mobile telecommunication services market in Brazil is characterized by intense competition among providers of mobile telecommunication services. We compete primarily with the following mobile services providers, each of which provides services throughout Brazil:

•	Telefónica, which is a subsidiary of Telefónica S.A, and which markets its mobile services under the brand name “Vivo”;

•	TIM, which is a subsidiary of Telecom Italia S.p.A.; and

•	Claro, which is a subsidiary of América Móvil.

In December 2010, Nextel Brazil acquired licenses to provide 3G services throughout Brazil. Nextel has launched commercial services on its 3G network in December 2012. Nextel’s entrance in the market could increase competition for mobile services as it expands its network.

As of December 31, 2012, based on information available from ANATEL, we had a market share of 18.8% of the total number of subscribers in Brazil, ranking behind Telefónica with 29.1%, TIM with 26.9% and Claro with 24.9%, and we captured 19.0% of all net additions of mobile subscribers in Brazil (calculated based on the number of mobile subscribers at the end of a period less the number of mobile subscribers at the beginning of that period) during 2012.

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

Our principal competitors in the commercial data transmission services market are Embratel, GVT and Telefônica. The commercial data transmission services market is significantly less regulated than the fixed-line, long-distance and mobile services markets. Along with growth in traffic volume and increasing demand for broadband capacity, we expect significant price reductions in data transmission services as competitors expand their networks. In recent years, there has been a shift in competition towards value-added services provided over IP platforms and VPN services.

Subscription Television Services

In Brazil, the high quality programming of television broadcasters has resulted in aggregate ratings for these broadcasters of approximately 90% of viewers and has limited the perceived value of subscription television. As a result, the subscription television market in Brazil has a low penetration compared to developed countries and even to other South American countries such as Argentina, Chile and Mexico. Penetration rates by subscription television have grown from 8.0% of Brazilian households in 2005 to 28.2% in 2012. According to information available from ANATEL, the Brazilian subscription television market grew by more than 27.0% in 2012.

The primary providers of subscription television services in Regions I and II in Brazil are, SKY, which provides DTH services, and América Móvil, which provides DTH service through Embratel under the “Claro TV” brand and provides subscription television services using coaxial cable through Net. We commenced offering DTH subscription television services to the low-income residential market in the states of Rio de Janeiro, Minas Gerais, Rio Grande do Sul, Paraná and Santa Catarina. In 2010, we expanded this service to the Distrito Federal and the states of Bahia, Sergipe, Pernambuco, Ceará, Paraíba, Rio Grande do Norte, Alagoas, Espírito Santo and Goiás. In 2011, we expanded this service to the remaining states of Regions I and II.

In December 2012, we began to offer IP TV in the city of Rio de Janeiro. We plan to gradually expand our IP TV service to other cities.

Concessions, Authorizations and Licenses

Under the General Telecommunications Law and ANATEL regulations, the right to provide telecommunication services is granted either through a concession under the public regime or an authorization under the private regime. For additional details regarding the rights and obligations of service providers operating under the public regime and the private regime, see “—Regulation of the Brazilian Telecommunications Industry— Concessions and Authorizations.” We operate under:

•	a concession to provide local fixed-line services in Region I (other than the 57 municipalities in the State of Minas Gerais that are excluded from the concession area of Region I) and a concession to provide local fixed-line services in Region II (other than the nine municipalities in the States of Goiás, Mato Grosso do Sul and Paraná that are excluded from the concession area of Region II);

•	a concession to provide domestic long-distance services in Region I (other than the 57 municipalities in the State of Minas Gerais that are excluded from the concession area of Region I) and a concession to provide domestic long-distance services in Region II (other than the nine municipalities in the States of Goiás, Mato Grosso do Sul and Paraná that are excluded from the concession area of Region II);

•	authorizations to provide personal mobile services in Regions I, II and III;

•	radio frequency licenses to provide 3G mobile services in Regions I, II and III (other than 23 municipalities in the interior of the State of São Paulo that include the city of Franca and surrounding areas);

•	radio frequency licenses to provide 4G mobile services in Regions I, II and III;

•	authorizations to provide local fixed-line services and domestic long-distance services in (1) the 57 municipalities in the State of Minas Gerais that are excluded from the concession area of Region I, (2) the nine municipalities in the States of Goiás, Mato Grosso do Sul and Paraná that are excluded from the concession area of Region II, and (3) Region III;

•	authorizations to provide international long-distance services originating anywhere in Brazil;

•	authorizations to provide Multimedia Communication Services (Serviço de Comunicação Multimídia) throughout Brazil; and

•	an authorization to provide subscription television services throughout Brazil.

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

Fixed-Line Services Concession Agreements

We have entered into concession agreements with ANATEL that govern our concessions to provide fixed-line services in the Federal District and each of the states of Regions I and II. Each of our concession agreements:

•	expires on December 31, 2025;

•	sets forth the parameters that govern adjustments to our rates for fixed-line services;

•	requires us to comply with the network expansion obligations set forth in the General Plan on Universal Service;

•	requires us to comply with certain quality of service obligations set forth in these concession agreements as well as the quality of service obligations set forth in the General Plan on Quality Goals;

•	requires payment of biannual fees equal to 2.0% of our net operating revenue that is derived from the provision of local fixed-line services (excluding taxes and social contributions) during the immediately preceding year, while allowing us to apply the amount of such fees to finance the expanded service obligations created by the amended General Plan on Universal Service in lieu of making payment to ANATEL;

•	allows us to offer subscription television services such as IP TV, over our fixed-line networks;

•	requires us to implement electronic billing systems;

•	sets forth the conditions under which ANATEL may access information from us;

•	requires us to pay fines for systemic service interruptions; and

•	requires us to rescind our contracts if ANATEL determines they are contrary to any rules or regulations, economic order or public interest.

These concession agreements also required us to provide transmission lines connecting our fiber-optic internet backbones to municipalities in our concession areas in which we did not provide internet service, which we refer to as backhaul. Under these concession agreements, we were obligated to set up backhaul in 3,252 municipalities in Regions I and II. The facilities that we constructed to meet these obligations are considered to be property that is part of our concessions and will therefore revert to the Brazilian government on January 1, 2026.

These concession agreements provide that ANATEL may modify their terms in 2015 and 2020 and may revoke them prior to expiration under the circumstances described under “—Regulation of the Brazilian Telecommunications Industry—Regulation of Fixed-Line Services—Termination of a Concession.” The modification right permits ANATEL to impose new terms and conditions in response to changes in technology, competition in the marketplace and domestic and international economic conditions. ANATEL is obligated to engage in public consultation in connection with each of these potential modifications.

For more information regarding the regulation of our fixed-line services, the General Plan on Universal Service and the General Plan on Quality Goals, see “—Regulation of the Brazilian Telecommunications Industry— Regulation of Fixed-Line Services.”

Domestic Long-Distance Services Concession Agreements

We have entered into concession agreements with ANATEL that govern our concessions to provide domestic long-distance services originating from the Federal District and each of the states of Regions I and II. Each of our concession agreements:

•	expires on December 31, 2025;

•	sets forth the parameters that govern adjustments to our rates for domestic long-distance services;

•	requires us to comply with certain quality of service obligations set forth in these concession agreements as well as the quality of service obligations set forth in the General Plan on Quality Goals;

•	requires payment of biannual fees equal to 2.0% of our net operating revenue that is derived from the provision of domestic long-distance services (excluding taxes and social contributions) during the immediately preceding year;

•	requires us to implement electronic billing systems;

•	sets forth the conditions under which ANATEL may access information from us;

•	requires us to pay fines for systemic service interruptions; and

•	requires us to rescind our contracts if ANATEL determines they are contrary to any rules or regulations, economic order or public interest.

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

For more information regarding the regulation of our fixed-line services, the General Plan on Universal Service and the General Plan on Quality Goals, see “—Regulation of the Brazilian Telecommunications Industry— Regulation of Fixed-Line Services.”

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

These radio frequency licenses include network scope obligations. Under these obligations, we are currently required to (1) provide service to 168 municipalities in Region II that did not have mobile services at the time these licenses were granted with either 2G or 3G mobile telecommunication services, and (2) provide 3G service to all state capitals in Region II, the Federal District and all municipalities with a population in excess of 200,000 inhabitants. In addition, we will be required to:

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

4G Radio Frequency Licenses

We hold three licenses to use radio frequencies in 2.5 GHz sub-bands to provide 4G services in Regions I, II and III. Each of these licenses grants us permission to use the applicable radio spectrum for 15 years from the date of grant and is renewable for additional 15-year terms. We will be required to pay an amount equal to 2.0% of our prior year’s net operating revenue from 4G services upon renewal of the license and on every second anniversary of the renewal. The initial terms of these licenses expire in 2027.

These radio frequency licenses include network scope obligations. Under these obligations, we will be required to:

•	provide 4G service in all of the host municipalities of the 2013 FIFA Confederations Cup by April 30, 2013 and all of the host municipalities of the 2014 FIFA World Cup by December 31, 2013;

•	provide 4G service in all state capitals, municipalities with a population in excess of 500,000 and the Federal District by May 31, 2014;

•	provide 4G service to all of the municipalities covered by these licenses with a population in excess of 200,000 by December 31, 2015;

•	provide 4G service to all of the municipalities covered by these licenses with a population in excess of 100,000 by December 31, 2016;

•	provide 4G service to all of the municipalities covered by these licenses with a population between 30,000 and 100,000 by December 31, 2017;

•	provide 4G service to 30% of the municipalities covered by these licenses with a population less than 30,000 by December 31, 2017;

•	provide 4G service to 60% of the municipalities covered by these licenses with a population less than 30,000 by December 31, 2018;

•	provide 4G service to all of the municipalities covered by these licenses with a population less than 30,000 by December 31, 2019;

•	provide voice services in the 450 MHz spectrum and data services at minimum upload speeds of 128 kbps and download speeds of 256 kbps and a minimum monthly allowance of 250 MB in 289 municipalities in the States of Goiás, Mato Grosso, Mato Grosso do Sul, Rio Grande do Sul and the Federal District by June 30, 2014, and in 384 such municipalities by December 31, 2015 and offer voice services in the 450 MHz spectrum and data services at minimum upload speeds of 256 kbps and download speeds of 1Mbps and a minimum monthly allowance of 500 MB in 962 such municipalities by December 31, 2017;

•	provide unlimited data services at minimum upload speeds of 256 kbps and download speeds of 128 kbps to rural schools in 289 municipalities in the States of Goiás, Mato Grosso, Mato Grosso do Sul, Rio Grande do Sul and the Federal District by June 30, 2014, in 384 such municipalities by December 31, 2015 and in 962 such municipalities by December 31, 2017; and

•	make our fixed-line network available to other telecommunication service providers to allow them to comply with their obligations under the General Plan on Universal Service in 289 municipalities in the States of Goiás, Mato Grosso, Mato Grosso do Sul, Rio Grande do Sul and the Federal District by June 30, 2014, in 384 such municipalities by September 30, 2014 and in 962 such municipalities by September 30, 2015.

In addition, our 4G radio frequency licenses impose minimum investment obligations in domestic technologies. At least 60% of the cost of all goods, services, equipment, telecommunications systems and data networks that we purchase to meet our 4G service obligations must developed in Brazil. This minimum requirement will increase to 65% between January 1, 2015 and December 31, 2016 and 70% between January 1, 2017 to December 31, 2022.

Our failure to meet these targets may result in the imposition of penalties established in ANATEL regulations and, in extreme circumstances, in termination of our 4G frequency licenses by ANATEL. As of the date of this annual report, we have satisfied the network scope and service performance obligations set forth in these licenses.

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

Multimedia Communication Services Authorization Agreements

We have a Multimedia Communication Services authorizations, which superseded our prior Telecommunications Network Transportation Services (Serviço de Rede de Transporte de Telecomunicações ) authorizations, permitting us to provide high speed data service.

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

Subscription Television Authorization Agreement

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

In December 2012, ANATEL granted our request to convert our DTH authorization agreement into a Conditional Access Service authorization allowing us to provide nationwide subscription television services through any technology, including satellite, wireline and coaxial cable. Although we have not yet signed the Conditional Access Service authorization agreement, the act by which ANATEL granted our request authorized us to begin offering the services to be governed by such agreement, including IP TV. In accordance with the ANATEL resolution that approved the Conditional Access Service regime, our Conditional Access Service authorization will prohibit us from creating television content or owning more than 30% of a company that creates content. We will also be required to carry a certain percentage of Brazilian programming, including open channels and public access channels.

Research and Development

We conduct independent innovation, research and development in areas of telecommunication services but historically we have not independently developed new telecommunications technologies. We depend primarily on suppliers of telecommunications equipment for the development of new technology.

As a condition to ANATEL’s approval of Telemar’s acquisition of control of our company in January 2009, Telemar agreed to make annual investments in innovation, research and development through 2018 in amounts equal to at least 50% of the amounts of its contributions to the FUNTTEL. To fulfill this obligation, as well as to centralize our innovation, research and development activities and programs, in 2009, we have created a division to manage innovation, research and development with the mission of coordinating and promoting efforts and projects that it develops.

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

Our investments in innovation, research and development totaled R$2 million in 2010, R$23 million in 2011 and R$11 million in 2012.

Property, Plant and Equipment

Our principal properties, owned and leased, are located in Regions I and II. As of December 31, 2012, the net book value of our property, plant and equipment was R$23,110 million. Our main equipment consists of transmission equipment, trunking and switching stations (including local, tandem and transit telephone exchanges), metallic and fiber-optic cable networks and lines, underground ducts, posts and towers, data communication equipment, network systems and infrastructure (including alternating and direct current supply equipment) and motor-generator groups.

As of December 31, 2012, of the net book value of our property, plant and equipment, transmission and other equipment represented 41.0%; infrastructure, primarily underground ducts, post and towers, cables and lines represented 22.3%; work in progress represented 17.9%; automatic switching equipment represented 8.9%; buildings represented 5.1%; and other fixed assets represented 4.8%.

All property, plant and equipment that are essential in providing the services described in our concession agreements are considered “reversible assets,” which means that, should our concession agreements expire or terminate without being renewed, these assets will automatically revert to ANATEL. There are no other encumbrances that may affect the utilization of our property, plant and equipment. For more details, see note 16 to our consolidated financial statements.

Intellectual Property

We believe the trademarks that identify us and our businesses are important for us, and as a result, we have taken steps to protect them. As of December 31, 2012, we had 961 trademarks registered with the National Institute of Industrial Property (Instituto Nacional de Propriedade Industrial), or INPI, and 929 pending trademark applications. Our main trademark, “Oi,” is registered with the INPI in several classes, which allows us to use this trademark in a variety of markets in which we operate, including in connection with our fixed-line, mobile and broadband services. Among the various trademarks we have registered with the INPI, 17 are being contested by third parties. In addition, of our 929 pending trademark applications, 58 have been challenged by third parties.

As of December 31, 2012, we had 1,545 domain names registered with the Center of Information and Coordination of Dot Br –NIC. Br, an agency responsible for registering domain names in Brazil. The information included on our websites or that might be accessed through our websites is not included in this annual report and is not incorporated into this annual report by reference.

As of December 31, 2012, we the INPI had granted seven patents to our company. We had also filed 21 patent applications, which are pending with the INPI. Requests for technical examination have been submitted to the INPI for all of these pending patent applications. Once examination is concluded, a decision accepting or rejecting the application will be issued. If granted, the patent will have a term of 20 years from the date of filing and no less than ten years from the date the application is granted.

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

In addition to the above policies, we maintain civil liability insurance. Our assets that are of material value and/or exposed to high degrees of risks are also insured. All of our insurance coverage was purchased from highly rated insurance companies in Brazil.

We believe that our current insurance coverage is suitable to our operations.

Social Responsibility

In 2001, we created Oi Futuro, a corporate social responsibility program that has been designated a Public Interest Organization (Organização da Sociedade Civil de Interesse Público) by the Brazilian Ministry of Justice (Ministério da Justiça). Oi Futuro operates cultural, sustainability and educational programs using information technology and communications to promote social change.

Oi Futuro operates two cultural centers in Rio de Janeiro and a cultural center in Belo Horizonte, as well as two telecommunications museums. Oi Futuro also manages the “Programa Oi de Patrocínios Culturais Incentivados.” In 2012, we remained one of the primary sponsors of cultural activities in Brazil, sponsoring more than 90 projects through a public selection process.

Oi Futuro supports and develops education projects that use new communication and information technologies to transform the classroom environment and prepare young people for jobs of the future. Oi Futuro’s diverse initiatives include (1) the Advanced Education Center (Núcleo Avançado em Educação), a public vocational high school established through a public-private partnership with campuses in Rio de Janeiro and Recife that was elected by Microsoft as one of the 33 most innovative schools in the world in

2012, and (2) the “Oi Kabum!” Arts and Technology School (Oi Kabum! Escola de Arte e Tecnologia) with campuses in Rio de Janeiro, Recife, Belo Horizonte and Salvador. In 2012, more than 1,200 students participated in these programs.

Oi Futuro supports social-environmental programs through its “Oi Novos Brasis” program, which focuses on guaranteeing rights, employment and income, and on sustainability education. In 2012, more than 4,000 people benefited from these programs. In addition, in 2012, Oi Futuro supported 28 projects through the Public Funds for Childhood and Adolescence (FIA - Fundos Públicos da Infância e da Adolescência).

We contributed R$28 million to Oi Futuro in 2010, R$31 million in 2011 and R$20 million in 2012.

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

The three principal providers of fixed-line telecommunication services in Brazil, Telesp, Embratel and our company, provide these services under the public regime. In addition, CTBC and Sercomtel, which are secondary local fixed-line telecommunication service providers, operate under the public regime. All of the other providers of fixed-line telecommunication services and all providers of personal mobile services and data transmission services in Brazil operate under the private regime.

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

A number of bills affecting telecommunications policy have been submitted to the Brazilian Congress with an aim to make telecommunication services more accessible to Brazil’s low-income population. These bills have proposed to eliminate the monthly subscription fee (assinatura mensal) that compensates telecommunication companies for extending and maintaining fixed-line telecommunication services for their customers. If approved, we expect that this proposal will adversely affect the overall margin of telecommunications providers, including us. For a discussion of the legal and regulatory risks associated with our business, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Company and the Brazilian Telecommunications Industry—Our industry is highly regulated. Changes in laws and regulations may adversely impact our business.”

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

Public Regime Concessions

Each of the public regime service providers operates under concession agreements that expire in December 2025. Under these concession agreements, each of the public regime service providers is required to comply with the provisions of (1) the General Plan on Universal Service that was adopted by ANATEL in June 2003, (2) the General Plan on Quality Goals that was adopted by ANATEL in June 2003, and (3) the General Plan on Competition Targets (Plano Geral de Metas de Competição) that was adopted by ANATEL in November 2012.

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

Prior to 2008, Factor X, which was discounted from the IST, was equal to 50% of the increase in a public regime provider’s productivity. Beginning in 2008, ANATEL has calculated the sector’s weighted average productivity rate. As of the date of this annual report, Factor X is equal to (1) 50% of the increase in the weighted average productivity rate of public regime providers, plus (2)75% of a factor calculated by ANATEL that is designed to reflect cost optimization targets for the telecommunications industry as a whole. If the weighted average productivity rate is negative, ANATEL will not allow an annual adjustment in excess of the IST.

ANATEL has proposed new regulations under which it would modify the Factor X applicable to the determination of rate increases available to public concessionaires providing fixed-line services. These regulations were submitted for public consultation in July 2011 and the public consultation period ended on September 1, 2011. We expect these new regulations, as they may be modified as a result of ANATEL’s further analysis, to be adopted in 2013.

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

In March 2012, ANATEL adopted new regulations under which the authorizations to provide various existing subscription television services have been consolidated into authorizations to provide a newly-defined service called Conditional Access Service. Under these regulations, authorizations to provide Conditional Access Service apply to private telecommunications services, the receipt of which are conditioned on payment by subscribers, for the distribution of audiovisual contents in the form of packages, individual channels and channels with required programming, by means of any communications technology, processes, electronic means or protocols. An authorization granted by ANATEL to provide Conditional Access Service will be valid for the entire Brazilian territory, however, the provider must indicate in its application for an authorization the localities that it will service. In December 2012, ANATEL granted our request to convert our DTH authorization agreement into a Conditional Access Service authorization. Although we have not yet signed the Conditional Access Service authorization agreement, the act by which ANATEL granted our request authorized us to begin offering the services to be governed by such agreement, including IP TV.

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

General Plan on Competition Targets

The General Plan on Competition Targets, which was approved by ANATEL and became effective in November 2012, contemplates the creation of one entity to manage information about telecommunications networks, act as an intermediary in contracts between telecommunications providers and supervise the offering of wholesale data traffic services. The General Plan on Competition Targets also addresses a variety of other matters relating to both fixed-line and mobile service providers, including criteria for the evaluation of telecommunications providers to determine which providers have significant market power, regulations applicable to the wholesale markets for trunk lines, backhaul, access to internet backbone and interconnection services, and regulations related to partial unbundling and/or full unbundling of the local fixed-line networks of the public regime service providers.

The General Plan on Competition Targets imposes stricter restrictions on providers that are deemed to have significant market power in a particular geographic area, ranging from a neighborhood within a municipality to the entire national territory. In order to determine whether a provider has significant market power, ANATEL established criteria that consider:

•	that provider’s market share in particular mobile interconnection markets and personal mobile services market;

•	the economies of scope and scale available to that provider;

•	that provider’s dominance over infrastructure that is not economically viable to duplicate; and

•	that provider’s concurrent operations in the wholesale and retail markets.

Infrastructure Sharing

Prior to the adoption of the General Plan on Competition Targets, ANATEL had established rules for partial unbundling of the local fixed-line networks of the public regime service providers, which we refer to as “line sharing,” and which (1) limited the rates service providers can charge for line sharing, and (2) addressed related matters such as co-location space requirements. Co-location means that a service provider requesting unbundling may place its switching equipment in or near the local exchange of the service provider whose network the requesting service provider wishes to use and may connect to the network at this local exchange.

The General Plan on Competition Targets requires public regime service providers that have significant market power to share their fixed-line network infrastructure with other providers, including their local fixed-line access networks. Providers that are deemed to have significant market power must offer (1) full unbundling of their copper wire or coaxial cable access networks, and (2) partial unbundling of their broadband networks to accommodate bitstreams of up to 10 Mbps. The methodology by which the wholesale prices for these services will be determined will be established by ANATEL.

Providers with significant market power must also share their passive infrastructure, such as telecommunication towers, with other service providers at prices determined by bilateral negotiations between the providers.

Interconnection Regulations Applicable to Personal Mobile Services Providers

The General Plan on Competition Targets established regulations for the rates charged by mobile service providers to terminate calls on their mobile networks (the VU-M rate). The General Plan on Competition Targets established a reference value for VU-M rates of providers that are deemed to hold significant market power and determined that beginning in 2016, VU-M rates will be determined on the basis of costs. Under the General Plan on Competition Targets:

•	until February 2015, mobile service providers with significant market power will be able to charge service providers without significant market power for calls originating from or terminating on their network only if the outgoing traffic in a given direction of transmission is higher than 80% of the total traffic between such providers;

•	between February 2015 and February 2016, mobile service providers with significant market power will be able to charge service providers without significant market power for calls originating from or terminating on their network only if the outgoing traffic in a given direction of transmission is higher than 60% of the total traffic between such providers; and

•	beginning in February 2016, mobile service providers with significant market power will be able to charge service providers without significant market power for calls originating from or terminating on their network at all times.

Roaming

Under the General Plan on Competition Targets, a mobile service provider with significant market power must offer roaming services to other mobile providers without significant market power at the maximum rate that the mobile service provider with significant market offers such services to its retail customers.

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

Auction of Personal Mobile Services Spectrum

Prior to the establishment of the personal mobile services regime, ANATEL had granted licenses to mobile services providers to operate in each region of Brazil using Bands A and B. In 2001 and 2002, ANATEL successfully auctioned authorizations and licenses to operators in Band D and Band E in each region. TNL PCS was granted its initial authorization to provide personal mobile services in Region I and a license to operate in Band D in March 2001. We were granted our initial authorization to provide personal mobile services in Region II and a license to operate in Band E in December 2002.

ANATEL conducted additional auctions of radio frequency licenses in 2004 and 2006. In April 2004, we acquired an additional license to operate in Region II.

In December 2007, ANATEL auctioned the remaining spectrum of Bands A, B, C, D and E to existing service providers as extension blocks and auctioned additional spectrum in Band M (1.8 GHz) and Band L (1.9 GHz). In these auctions, TNL PCS acquired (1) an authorization to provide personal mobile services in the State of São Paulo and licenses to operate using Band M throughout the State of São Paulo and Band E outside of the city of São Paulo and (2) licenses to use additional spectrum in 12 states in Region I.

Auction of 3G Spectrum

In preparation for auctions of spectrum in Bands F, G, I and J (2.1 GHz), the use of which allows personal mobile services providers to offer 3G services to their customers, ANATEL issued regulations that divide the Brazilian territory into nine regions for purposes of operations using these frequency bands. In December 2007, ANATEL auctioned radio frequency licenses to operate on each of these frequency bands in each of the nine regions and the related licenses to use these frequency bands. In this auction, we acquired the radio frequency licenses necessary to offer 3G services in two of the nine regions delineated by ANATEL for 3G services (corresponding to Regions II under the personal mobile services regime) and TNL PCS acquired radio frequency licenses necessary to offer 3G services in six of the nine regions delineated by ANATEL for 3G services (corresponding to Regions I and III under the personal mobile services regime, other than an area that consists of 23 municipalities in the interior of the State of São Paulo that includes the city of Franca and surrounding areas).

Authorizations to Use 450MHz Band and 2.5 GHz Band

Under Executive Decree 7,512, dated June 30, 2011, or Executive Decree 7,512, ANATEL granted authorizations to telecommunications providers to use radio spectrum in the 450 Mhz band radio spectrum and the 2.5 GHz radio spectrum, the latter of which allows telecommunications providers to offer 4G services to their customers. Among other obligations, licensees of radio frequencies in the 450 Mhz band radio spectrum must agree to provide individual and collective voice and data services in rural and remote areas, in accordance with the provisions of Executive Decree 7,512 and the General Plan on Universal Service. In June 2012, we acquired radio frequency licenses necessary to offer 4G services in 5,564 municipalities in Regions I, II and III.

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

In November 2012, ANATEL adopted revisions to the personal mobile services regulations that became effective in February 2013. Under these revised regulations, successive telephone calls originating from one telephone number to the same prior destination are considered one single call if the time elapsed between calls is equal to or less than 120 seconds, regardless of the duration of each individual call.

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

Interconnection Regulations Applicable to Fixed-Line Providers

Interconnection fees are charged at a rate per minute of use of a fixed-line provider’s network. Interconnection rates charged by a fixed-line provider to terminate a call on its local network (the TU-RL rate) or intercity network (the TU-RIU rate) are subject to a price cap established by ANATEL. The price cap for interconnection rates varies from service provider to service provider based on the retail prices of each service provider.

Fixed-line service providers must offer the same TU-RL and TU-RIU rates to all requesting providers on a nondiscriminatory basis. The price caps on interconnection rates are adjusted annually by ANATEL at the same time that rates for local and long-distance rates are adjusted.

Fixed-line service providers are only required to pay interconnection fees to another fixed-line service provider for traffic in the same local area in the event that the ratio of the outbound traffic generated by that provider (measured in minutes) to the inbound traffic terminated by that provider (measured in minutes) exceeds 75% or was less than 25%. This system is designated the “partial bill-and-keep” system.

In 2006, ANATEL established that (1) the TU-RL rates that fixed-line service providers could charge each other to terminate a call on their respective networks was 50% of the rate included in their Basic Plan per Minute for a local fixed-line call, and (2) the TU-RIU rates that fixed-line service providers could charge each other to use a portion of their long-distance networks to complete long-distance calls was 30% of the applicable domestic fixed line-to-fixed line long-distance rates for calls of more than 300 km. In 2007, the TU-RL rates of the fixed-line service providers were reduced to 40% of the rate included in their Basic Plan per Minute for a local fixed-line call.

ANATEL announced that beginning in 2008, the method used to determine the TU-RL rates would be based on a cost methodology, known as long-run incremental costs. However, in October 2007, ANATEL published an official letter delaying this change until the end of 2010. In September 2010, ANATEL commenced the bidding process to engage an international consultant to assist with the development of the long-run incremental cost methodology. ANATEL has indicated that it will provide a definitive timetable for the completion of the project in September 2013. Therefore, we cannot predict when this new methodology will be adopted.

In May 2012, ANATEL adopted revisions to the regulations relating to TU-RL rates and TU-RIU rates that became effective in August 2012. Under the revised regulations (1) between August of 2012 and December of 2013, fixed-line service providers will be able to charge other fixed-line service providers for local fixed-line calls originating on their local fixed-line networks and terminating on the other provider’s local fixed-line networks only if the outgoing traffic in a given direction of transmission is higher than 75% of the total traffic between such providers, and (2) beginning in January 2014, fixed-line service providers will no longer be able to charge other fixed-line service providers for local fixed-line calls originating on their local fixed-line networks and terminating on the other provider’s local fixed-line networks.

In August 2012, the TU-RIU rates were reduced to 25% of the applicable domestic fixed line rates for calls with more than 300 km, and in January 2013, TU-RIU rates were reduced to 20% of the applicable domestic fixed line rates for such calls.

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

In November 2011, ANATEL adopted new regulations under which ANATEL was authorized to reduce the then-current VC-1, VC-2 and VC-3 rates by as much as 18% in 2011, 12% in 2012 and 10% in 2013, after giving effect to an inflation adjustment based on the IST measured from June 2009. In February 2012, ANATEL ordered us to reduce our VC-1, VC-2 and VC-3 rates by approximately 10%, although we are appealing the timing of the application of this rate decrease to our company as our VC-1 rate was increased in Region I by 1.54% in accordance with our application for this increase in February 2012. In March 2013, ANATEL reduced our VC-1 rates in Region I and Region II by approximately 18.6% and 8%, respectively; we will similarly appeal the timing of the application of the rate decrease to our company in Region II. These regulations also provided procedures under which ANATEL adopted a maximum VU-M rate that is applicable in the event that providers cannot agree upon the VU-M applicable in their interconnection agreements.

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

Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Exchange Act. Section 13(r) requires an issuer to disclose in its annual or quarterly reports filed with the SEC whether the issuer or any of its affiliates has knowingly engaged in certain activities, transactions or dealings with the Government of Iran, relating to Iran or with designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction during the period covered by the annual or quarterly report. Disclosure is required even when the activities were conducted outside the United States by non-U.S. entities and even when such activities were conducted in compliance with applicable law.

In December 2011, we entered into a roaming agreement with MTN Irancell. Pursuant to such roaming agreement, our customers are able to roam in MTN Irancell’s network (outbound roaming) and customers of MTN Irancell are able to roam in our network (inbound roaming). For outbound roaming, we pay MTN Irancell roaming fees for use of their network by our customers, and for inbound roaming MTN Irancell pays us roaming fees for use of our network by its customers.

Our inbound and outbound roaming services with MTN Irancell were launched commercially in October and November 2012, respectively. During 2012, we recorded revenues of US$43 and expenses of US$831 in connection with this roaming agreement. We do not maintain any bank accounts in Iran. All payments in connection with our international roaming agreements are effected through our bank account in London.

The purpose of this roaming agreement is to provide our customers with coverage in areas where we do not own networks. For that purpose, we intend to continue maintaining this agreement.

We own a 10.0% interest in Portugal Telecom, and Portugal Telecom indirectly through its subsidiary Bratel Brasil, S.A. owns 7.6% of our voting common shares and 12.1% of the voting shares of our controlling shareholder Tmar Part, and owns 19.4% of our non-voting preferred shares. Portugal Telecom has reported to us the following:

Through its subsidiary TMN—Telecomunicações Móveis Nacionais, S.A., or TMN, Portugal Telecom has entered into roaming agreements with MTN Irancell. Pursuant to such roaming agreement, Portugal Telecom’s customers are able to roam on the Iranian network (outbound roaming), and customers of such Iranian operators are able to roam on TMN’s network (inbound roaming). For outbound roaming, Portugal Telecom pays the Iranian operator roaming fees for use of its network by Portugal Telecom’s customers, and for inbound roaming the Iranian operator pays Portugal Telecom roaming fees for use of its network by the Iranian operator’s customers.

In 2012, in connection with the above mentioned roaming agreements entered into with MTN Irancell, TMN recorded gross revenues of €1,200 and operating costs of €2,306, corresponding to a net loss after tax of €758. In addition to these transactions, TMN also incurred expenses amounting to €537 in 2012 with the Mobile Company of Iran, corresponding to a net loss after tax of €368.

The purpose of these agreements is to provide Portugal Telecom’s customers with coverage in areas where it does not own networks. For that purpose, Portugal Telecom intends to continue maintaining these agreements.

Portugal Telecom also provides telecommunications services in the ordinary course of business to the Embassy of Iran in Lisbon, Portugal. Portugal Telecom recorded gross revenues and net profits of less than €10,000 from these services in 2012. As one of the primary providers of telecommunications services in Lisbon, Portugal, Portugal Telecom intends to continue providing such services, as it does to the embassies of many other nations.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements as of December 31, 2012 and 2011 and for the three years ended December 31, 2012, which are included in this annual report, as well as with the information presented under the sections entitled “Presentation of Financial and Other Information” and “Item 3. Key Information—Selected Financial Information.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 3. Key Information—Risk Factors.”

Overview

We are one of the largest integrated telecommunication service provider in Brazil, based on information available from ANATEL regarding the total number of fixed-lines in service and mobile subscribers of our company as of December 31, 2012, and one of the principal telecommunication services provider offering “quadruple play” services in Brazil. We offer a range of integrated telecommunication services that includes fixed-line and mobile telecommunications services, data transmission services (including broadband access services), ISP services and other services, for residential customers, small, medium and large companies, and governmental agencies. In 2012, we recorded net operating revenue of R$25,169 million and net income of R$1,785 million.

Our results of operations and financial condition have been and will be significantly influenced in future periods by the corporate reorganization of our company, TNL, Telemar and Coari described under “—Corporate Reorganization.” In addition, our results of operations for the years ended December 31, 2012, 2011 and 2010 have been influenced, and our future results of operations will continue to be influenced, by a variety of factors, including:

•	the rate of growth of Brazilian GDP, which grew by an estimated 0.9% in 2012, and grew by 2.7% in 2011 and 7.5% in 2010, which we believe affects demand for our services and, consequently, our net operating revenue;

•	the number of our fixed lines in service, which increased to 17.8 million as of December 31, 2012 as a result of the corporate reorganization from 6.8 million as of December 31, 2011, and the percentage of our fixed-line customers that subscribe to our alternative plans which increased to 82.1% as of December 31, 2012 from 75.8% as of December 31, 2011;

•	the number of our mobile customers, which increased to 49.3 million as of December 31, 2012 as a result of the corporate reorganization from 8.6 million as of December 31, 2011;

•	the number of our fixed-line customers that subscribe to our broadband services, which increased to 5.7 million as of December 31, 2012 as a result of the corporate reorganization from 2.0 million as of December 31, 2011;

•	the increased competition in the Brazilian market for telecommunications services, which affects the amount of the discounts that we offer on our service rates and the quantity of services that we offer at promotional rates;

•	inflation rates in Brazil, which were 4.77% in 2012 and 4.90% in 2011, as measured by the IST, and the resulting adjustments to our regulated rates, as well as the effects of inflation on our real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation;

•	our compliance with our quality of service obligations under the General Plan on Quality Goals and our network expansion and modernization obligations under the General Plan on Universal Service and our concession agreements, the amount of the fines assessed against us by ANATEL for alleged failures to meet these obligations and our success in challenging fines that we believe are assessed in error;

•	changes in the real/U.S. dollar exchange rate, including the 8.9% depreciation of the real against the U.S. dollar in 2012 and the 12.2% depreciation of the real against the U.S. dollar in 2011, which has affected the cost in reais of a substantial portion of the network equipment that we purchase for our capital expenditure projects, the prices of which are denominated in U.S. dollars or are U.S. dollar-linked; and

•	the level of our outstanding indebtedness, fluctuations in benchmark interest rates in Brazil, principally the CDI rate and the TJLP rate, which affects our interest expenses on our real-denominated floating rate debt.

Our financial condition and liquidity is influenced by a variety of factors, including:

•	our ability to generate cash flows from our operations;

•	prevailing Brazilian and international interest rates, which affect our debt service requirements;

•	our ability to borrow funds from Brazilian and international financial institutions and to sell our debt securities in the Brazilian securities markets, which is influenced by a number of factors discussed below;

•	our capital expenditure requirements, primarily relating to a variety of projects designed to expand and upgrade our data transmission networks, our mobile services networks, our voice transmission networks, our information technology equipment and our telecommunications services infrastructure;

•	the dividend distribution policy that we have announced, under which we have stated that we intend to approve the distribution of R$1,000 million at each of our annual general shareholders meetings in 2013 and 2014, and R$1,000 million in each of August 2013 and August 2014; and

•	the requirement under Brazilian corporate law and our by-laws that we pay dividends on an annual basis in an amount equal to at least 25% of our adjusted net income, unless our board of directors deems it inconsistent with our financial position.

Corporate Reorganization

On February 27, 2012, the shareholders of TNL, Telemar, Coari and Brasil Telecom approved a series of transactions including:

•	a split-off (cisão) and merger of shares (incorporação de ações) under Brazilian law in which:

•	Telemar transferred its shares of Coari to Coari;

•	Coari assumed a portion of the liabilities of Telemar, which became joint and several liabilities of Telemar and Coari or obligations of Coari guaranteed by Telemar;

•	Coari issued one common share and/or one preferred share to the holders of Telemar common and preferred shares (other than the shares of holders who exercised their withdrawal rights with respect to such shares) in exchange for each of their common and preferred shares of Telemar, respectively; and

•	Coari retained the Telemar shares exchanged for Coari shares and as a result, Telemar became a wholly-owned subsidiary of Coari;

•	a merger (incorporação) under Brazilian law of Coari with and into our company, with our company as the surviving company, which we refer to as the Coari merger, in which:

•	each issued and then outstanding share of Brasil Telecom held by Coari and all Coari shares held in treasury were cancelled;

•	each issued and then outstanding common share of Coari was converted automatically into 5.1149 common shares of Brasil Telecom;

•	each issued and then outstanding preferred share of Coari was converted automatically into 0.3904 common shares of Brasil Telecom and 4.0034 preferred shares of Brasil Telecom;

•	Coari ceased to exist; and

•	Telemar became a wholly-owned subsidiary of Brasil Telecom; and

•	a merger (incorporação) under Brazilian law of TNL with and into our company, with our company as the surviving company, which we refer to as the TNL merger, in which:

•	each TNL share held in treasury prior to the TNL merger was cancelled, and each issued and then outstanding share of Brasil Telecom held by TNL was cancelled, other than 24,647,867 common shares of Brasil Telecom, which were transferred to the treasury of Brasil Telecom;

•	each issued and then outstanding common share of TNL (other than common shares held by shareholders who exercised their withdrawal rights with respect to such common shares) was converted automatically into 2.3122 common shares of Brasil Telecom;

•	each issued and then outstanding preferred share of TNL was converted automatically into 0.1879 common shares of Brasil Telecom and 1.9262 preferred shares of Brasil Telecom; and

•	TNL ceased to exist.

In addition, on February 27, 2012, our shareholders approved:

•	the issuance and distribution of (1) one Class B redeemable preferred share of our company to the holder of each of our common shares, and (2) one Class C redeemable preferred share of our company to the holder of each of our preferred shares; and

•	the redemption of each Class B redeemable preferred share and Class C redeemable preferred share at a redemption price equal to R$2.543282 per share, or an aggregate of R$1,502 million.

We have accounted for the Coari merger and the TNL merger using the carry-over basis of our own assets and liabilities and of the assets and liabilities assumed of TNL, Telemar, and Coari as from the date of the reorganization. The carry-over basis of the assets and liabilities were determined at the lowest level entity in the group (i.e., the effects of the purchase accounting relating to Coari´s acquisition of Brasil Telecom (now Oi S.A.) will not be reflected in the assets and liabilities of Oi S.A. in its consolidated financial statements as a result of the TNL merger). Additionally, our historical financial statements have not been restated to reflect the impacts of the corporate reorganization on a retrospective basis. Due to the limited guidance in IFRS as issued by the IASB and Brazilian GAAP regarding restructurings of entities under common control, we made a formal request for consultation with the CVM regarding the accounting policy to be applied to these common-control mergers. On April 24, 2013, the Board of Directors of the CVM unanimously decided that the accounting policy to use our carry-over basis of our own assets and liabilities is the most adequate policy given the fact pattern, and would provide more relevant and reliable information for the investor. As part of their decision, the CVM also required that our parent company, Telemar Participações S.A., file their quarterly and annual financial statements with the CVM on the same date that we file our financial statements. Our non-current intangible assets and property, plant and equipment are recorded on a different basis in our parent company´s consolidated financial statements, reflecting the amortized purchase price allocated to these assets resulting from Coari´s acquisition of our company on January 8, 2009.

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

Financial Presentation and Accounting Policies

Presentation of Financial Statements

We have prepared our consolidated financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 in accordance with IFRS as issued by the IASB.

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

Provision for Doubtful Accounts

Our provision for doubtful accounts is established in order to recognize probable losses on accounts receivable and takes into account limitations we impose to restrict the provision of services to customers with past-due accounts and actions we take to collect delinquent accounts. We include government entities, corporate customers and other telecommunications service providers in the basis for our calculation of the provision for doubtful accounts. For additional information regarding our provision for doubtful accounts, see note 10 to our consolidated financial statements.

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

Depreciation of Property, Plant and Equipment

We depreciate property, plant and equipment using the straight-line method at rates we judge compatible with the useful lives of the underlying assets. The depreciation rates of our most significant assets are presented in note 16 to our consolidated financial statements. The useful lives of assets in certain categories may vary based on whether they are used primarily to provide fixed-line or mobile services. We review the estimated useful lives of the assets taking into consideration technical obsolescence and a valuation by outside experts.

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

We have not recorded any impairment of our long-lived assets during the three years ended December 31, 2012.

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

The IASB has adopted amendments to IAS 19, “Employee Benefits,” that were not effective as of December 31, 2012. These amendments will change the accounting for defined benefit plans and termination benefits. This amendment will eliminate the use of the corridor approach to recognizing actuarial gains and losses of defined benefit plans and require that actuarial gains and losses be recognized directly in the other comprehensive income component of shareholders’ equity. This amendment will become effective for periods ending on or after January 1, 2013. We estimate that revision to our accounting for defined benefit plans and termination benefits in compliance with this amendment will have a negative impact on our shareholders’ equity of R$314 million on December 31, 2012.

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

Principal Factors Affecting Our Financial Condition and Results of Operations

Rate of Growth of Brazil’s Gross Domestic Product and Demand for Telecommunications Services

As a Brazilian company with substantially all of our operations in Brazil, we are affected by economic conditions in Brazil. Brazilian GDP grew by an estimated 0.9% in 2012, and grew by 2.7% in 2011 and 7.5% in 2010. While we believe that growth in Brazil’s GDP stimulates demand for telecommunications services, we believe that demand for telecommunications services is relatively inelastic in periods of economic stagnation and that the effect on our revenues of low growth or a recession in Brazil would not be material under foreseeable scenarios. However, a substantial and prolonged deterioration of economic conditions in Brazil could have a material adverse effect on the number of subscribers to our services and the volume of usage of our services by our subscribers and, as a result, our net operating revenue.

Based on information available from ANATEL, the number of fixed lines in service in Brazil increased from 34.7 million as of December 31, 2000 to 43.7 million as of May 31, 2012, the latest date for which such information has been made available by ANATEL, and the number of mobile subscribers in Brazil increased from 28.8 million as of December 31, 2000 to 261.8 million as of December 31, 2012. Although the demand for telecommunications services has increased substantially during the past ten years, the tastes and preferences of Brazilian consumers of these services have shifted.

During the three years ended December 31, 2012, the number of mobile subscribers in Brazil has grown at an average rate of 14.6% per year while the number of fixed lines in service in Brazil has increased by an average rate of 1.6% per year. As the incumbent provider of fixed-line services and a provider of mobile services in Region I and Region II, we are both a principal target and a beneficiary of this trend. During the three years ended December 31, 2012, the number of our mobile subscribers in Region II has grown at an average rate of 13.4% per year from 7.1 million at December 31, 2009 to 10.0 million at December 31, 2012 and the number of mobile subscribers in Region I of our subsidiary TNL PCS has grown at an average rate of 9.9% per year from 23.7 million as of December 31, 2009 to 30.4 million at December 31, 2012, while the number of our fixed lines in service in Region II has declined by an average rate of 4.5% per year from 7.7 million at December 31, 2009 to 6.7 million at December 31, 2012 and the number of fixed lines in service in Region I of our subsidiary Telemar has declined by an average rate of 4.1% per year from 13.5 million at December 31, 2009 to 11.8 million at December 31, 2012.

Demand for Our Telecommunications Services

Demand for Our Local Fixed-Line Services

Brazil’s fixed-line penetration level is now similar to that of other countries with similar per capita income, and, as has happened in such other countries, the fixed-line telecommunications customer base has remained stable. Demand for local fixed-line services of our company has reached a plateau in recent years. Because the number of customers our company terminating their fixed-line services has exceeded new activations during this period, the number of our fixed lines in service in Region II declined by 1.0 million between December 31, 2009 and December 31, 2012 and the number of fixed lines in service in Region I of Telemar declined by 1.7 million. In addition, the new fixed lines that we have activated between December 31, 2009 and December 31, 2012 generally represent customers that have changed addresses or low-income customers from whom we generate revenues at a rate below our average revenue per customer.

We have sought to combat the general trend in the Brazilian telecommunications industry of substitution of mobile services in place of local fixed-line services by offering a variety of bundled pans that include mobile services, broadband services and Oi TV subscriptions to our fixed-line customers. As a result of these service offerings, we expect that the rate of decline in number of our fixed lines in service will be reduced. As of December 31, 2012, 31.0% of our fixed lines in service also subscribed for ADSL service. As of December 31, 2012, 12.0% of our local fixed-line customers subscribed for bundled service packages, which account for 30.0% of our post-paid mobile subscribers as each fixed-line subscriber may include multiple mobile devices in a bundled plan.

We are required under ANATEL regulations and our concession contracts to offer a basic service plan to our fixed-line residential customers that permits 200 minutes of usage of our fixed-line network to make local calls. A basic plan customer pays a monthly fee for this service, and when the customer makes local calls in excess of this limit, we charge the customer for the excess minutes on a per-minute basis. We offer alternative local fixed-line plans that include significantly larger numbers of minutes and charge higher monthly fees for these plans, although these monthly fees represent a discount from the amount that the customer would be charged under our basic plan if the customer used the number of minutes included in the alternative plan. As the number of our customers selecting these alternative plans has grown in response to our marketing and promotional efforts, we have recorded increased revenues for monthly subscription fees, offset by corresponding declines in revenues for the use of excess minutes. Subscribers to our alternative fixed-line plans represented 82.1% of our fixed lines in service as of December 31, 2012 as compared to 67.0% of the fixed lines in service of our company and Telemar as of December 31, 2009. We believe that our alternative local fixed-line plans contribute to a net increase in our local fixed-line revenue as many subscribers of our alternative fixed-line plans do not use their full monthly allocations of local minutes.

The substantial increase in the number of mobile service users in Brazil has also negatively impacted the use of our public telephones. As the incumbent local fixed-line service provider in Region I and Region II, we are required under ANATEL regulations and our concession contracts to meet specified targets with respect to the availability of public telephones throughout our concession area. However, as a larger portion of the population of Region I and Region II uses mobile handsets to make calls when not in proximity to a fixed-line telephone, use of public telephones of our company and Telemar declined by 14.6% from 2009 to 2012.

Demand for Our Mobile Services

Our customer base for mobile services has grown from 7.1 million at December 31, 2009 to 49.3 million at December 31, 2012 primarily as a result of the corporate reorganization which increased the number of our mobile customers by 39.2 million as of the completion of this transaction on February 27, 2012. In addition, we believe that the primary reason that our customer base for mobile services in Region II has grown from 7.1 million at December 31, 2009 to 10.0 million at December 31, 2012 and that we have recorded growth in the number of mobile customers in Regions I and III since the completion of the corporate reorganization has been the success of our marketing and promotion campaigns.

The market for mobile services is extremely competitive in each of the regions that we serve. During 2012, the average monthly churn rate of our mobile services segment was 3.8% per month. As a result, (1) we incur selling expenses in connection with marketing and sales efforts designed to retain existing mobile customers and attract new mobile customers, and (2) from time to time the discounts that we offer in connection with our promotional activities lead to charges against our gross operating revenue from mobile services. In addition, competitive pressures have in the past required us to introduce service plans under which the monthly and per-minute rates that we charge our mobile customers are lowered, reducing our average revenue per customer.

We expect our overall mobile services business to continue to grow in terms of its customer base, traffic volumes and revenues from value-added services. However, due to market saturation, we expect future growth in our mobile services business to occur at lower rates than we have historically achieved.

Demand for Our Data Transmission Services

Our broadband services customer base has grown from 1.9 million at December 31, 2009 to 5.7 million at December 31, 2012 primarily as a result of the corporate reorganization which increased the number of our broadband services customers by 1.4 million as of the completion of this transaction on February 27, 2012.

In addition, our customer base for broadband services in Region II has grown from 1.9 million at December 31, 2009 to 2.2 million at December 31, 2012. We believe that this growth has resulted from (1) our marketing and promotional campaigns, (2) the growth in the number of households in Region I and Region II that own personal computers, and (3) a shift in consumer preferences that has led an increasing number of our fixed-line customers to value the data transmission speeds available through our broadband services. We expect the number of our fixed-line customers that subscribe to our broadband services to continue to increase in the near term.

Effects of Expansion of Mobile Data Transmission Services

In December 2007, we acquired the authorizations and radio frequency licenses necessary for us to commence the offering of 3G services throughout Region II and TNL PCS acquired the authorizations and radio frequency licenses necessary for us to commence the offering of 2G services in the State of São Paulo and 3G services throughout Region I and Region III. In June 2012, we acquired the authorizations and radio frequency licenses necessary for us to commence the offering of 4G services throughout Brazil. During 2010, 2011 and 2012, we undertook extensive capital expenditure projects to install the network equipment necessary to expand our offerings of these services.

In 2012, our mobile data transmission services, consisting of 2G and 3G services to mobile handsets and mini-modems, captured net additions (calculated based on the number of subscribers at the end of a period less the number of subscribers at the beginning of that period) of approximately 490,000. We increased the number of municipalities in which we offered 3G services to 692, covering 64% of the population of Brazil, as of December 31, 2012 from 272 as of December 31, 2011. In April 2012, we launched our Oi Conta Total Smartphone plan and in November 2012, we launched our pre-paid mobile internet service as part of our efforts to expand our base of mobile data transmission customers. We expect that these services, together with our 4G services when commenced, will generate significant additions to our mobile customer base and lead to long-term increases in our revenues and operating income before financial income (expenses) and taxes.

The aggregate cost of our 3G authorizations and radio frequency licenses and our 2G authorizations and radio frequency licenses in Region III was R$3,766 million, which we will pay to ANATEL in installments through 2023. The cost of our 4G authorizations and radio frequency licenses was R$368 million, which we will pay to ANATEL in installments through 2020.

During 2010, 2011 and 2012, Brasil Telecom Mobile and TNL PCS invested R$746 million, R$851 million and R$971 million, respectively, in the network equipment necessary to offer these services, which has increased in our depreciation expenses. We financed the purchase and installation of our network equipment through loans and vendor financing.

Under our 3G radio frequency licenses, we are required to meet certain service expansion obligations that will require capital expenditures through 2016. Under our 4G radio frequency licenses, we are required to meet certain service expansion obligations that will require capital expenditures through 2019. If we are unable to fund these capital expenditures through our operating cash flows, we may incur additional indebtedness or vendor financing obligations, which would increase our outstanding indebtedness and financial expenses.

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

A significant portion of our real-denominated debt bears interest at the TJLP or the CDI rate, which are partially adjusted for inflation, and the ICPA rate, an inflation index, and, as a result, inflation results in increases in our interest expenses and debt service obligations.

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

At the time that ANATEL notifies us it believes that we have failed to comply with our obligations, we evaluate the claim and, based on our assessment of the probability of loss relating to that claim, may establish a provision. We vigorously contest a substantial number of the assessments made against us. As of December 31, 2012, the total estimated contingency in connection with all pending administrative proceedings brought by ANATEL against us in which we deemed the risk of loss as probable totaled R$987 million and we had recorded an aggregate provision related to these proceedings in the same amount.

During 2012, we recorded provisions related to administrative proceedings brought by ANATEL in the amount of R$54 million. Our provisions related to administrative proceedings brought by ANATEL generally have been sufficient to pay all amounts that we were ultimately required to pay with respect to claims brought by ANATEL.

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

Our consolidated indebtedness denominated in U.S. dollars and euros represented 33.1% and 6.0%, respectively, of our consolidated outstanding indebtedness at December 31, 2012. As a result, when the real appreciates against the U.S. dollar or the euro:

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

In order to mitigate the effects of foreign exchange variations, we have established a hedging policy under which our exposure to foreign exchange variations is subject to limits set by our board of directors. In compliance with this policy, we typically enter into derivative transactions to swap the foreign exchange rate variation for variations of the CDI. At December 31, 2012, we had entered into hedging transactions in respect of 97.0% of our consolidated indebtedness affected by exchange rate variations. The purpose of these hedging transactions is to seek to “match” the currency of our debt with that of our revenues to mitigate foreign exchange risk.

Effect of Level of Indebtedness and Interest Rates

At December 31, 2012, our total outstanding indebtedness on a consolidated basis was R$33,346 million. The level of our indebtedness results in significant interest expenses that are reflected in our income statement. Financial expenses consist of interest expense, exchange variations of U.S. dollar- and other foreign currency-denominated debt, foreign exchange losses or gains, and other items as set forth in note 7 to our consolidated financial statements. In 2012, we recorded total financial expenses of R$4,491 million on a consolidated basis, of which R$2,066 million consisted primarily of interest expenses on loans and debentures payable to third parties and R$2,077 million consisted of losses from monetary correction and exchange differences on third-party loans and financing. The interest rates that we pay depend on a variety of factors, including prevailing Brazilian and international interest rates and risk assessments of our company, our industry and the Brazilian economy made by potential lenders to our company, potential purchasers of our debt securities and the rating agencies that assess our company and its debt securities.

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

Recent Developments

In February 2013, Export Development Canada disbursed US$90 million under an export credit facility entered into with Telemar under which Export Development Canada agreed to disburse loans in the aggregate principal amount of up to US$200 million. Loans under this facility will bear interest at the rate of 2.25%, payable semi-annually in arrears through maturity. The principal amount of these loans will be payable in semi-annual installments commencing in May 2014.

In March 2013, we entered into an export credit facility agreement with the Office National Du Ducroire/Nationale Delcrederedienst, or ONDD, the Belgium national export credit agency, under which ONDD agreed to disburse loans in two tranches in the aggregate principal amount of US$257 million. The proceeds of this export credit facility will be used to fund equipment purchases from Alcatel-Lucent. Loans under this export credit facility will bear interest at a rate of six-month LIBOR plus 1.50% per annum. As of the date of this annual report, no disbursements have been made under this export credit facility.

In March 2013, we issued non-convertible debentures in the Brazilian market in the aggregate principal amount of R$1,500 million. These debentures bear interest at the CDI rate plus 0.75% per annum, which will be payable annually through maturity in March 2019. The principal amount of these debentures will be payable at maturity. We have used and will use the net proceeds of this offering for our working capital requirements, to amortize our existing indebtedness and to fund our capital expenditures.

Assignment of Rights to Use Communications Towers

In April 2013, we entered into agreements to assign the right to use approximately 4,000 fixed-line communications towers that form part of our infrastructure for commercial operations by companies whose core operations consist of providing transmission tower and radiofrequency management and maintenance services. The completion of these assignment agreements is subject to certain conditions precedent. Upon the completion of these assignments, we will receive proceeds of approximately R$1.09 billion. We also entered into an arrangement with the assignees, which will become effective upon completion of the assignment agreements.

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

	Year Ended December 31, 2012
	Fixed-Line and Data Transmission Services		Mobile Services		Other		Eliminations		Consolidated
	(in millions of reais)
Net operating revenue	R$	18,117	R$	10,983	R$	1,066	R$	(4,998)	R$	25,169
Cost of sales and services		(11,295)		(5,628)		(469)		4,719		(12,673)

Gross profit		6,822		5,355		597		(279)		12,495
Selling expenses		(2,948)		(2,078)		(450)		629		(4,847)
General and administrative expenses		(2,175)		(666)		(166)		9		(2,998)
Other operating income (expenses), net		171		(108)		135		(88)		110

Operating income before financial income (expenses) and taxes	R$	1,870	R$	2,503	R$	116	R$	271	R$	4,760

	Year Ended December 31, 2011
	Fixed-Line and Data Transmission Services		Mobile Services		Other		Eliminations		Consolidated
	(in millions of reais)
Net operating revenue	R$	8,048	R$	2,006	R$	607	R$	(1,415)	R$	9,246
Cost of sales and services		(4,087)		(1,309)		(351)		1,161		(4,587)

Gross profit		3,960		697		256		(254)		4,659
Selling expenses		(992)		(436)		(135)		402		(1,161)
General and administrative expenses		(1,193)		(169)		(101)		19		(1,445)
Other operating income (expenses), net		(256)		(44)		(20)		(166)		(486)

Operating income before financial income (expenses) and taxes	R$	1,519	R$	48	R$	—	R$	1	R$	1,567

	Year Ended December 31, 2010
	Fixed-Line and Data Transmission Services		Mobile Services		Other		Eliminations		Consolidated
	(in millions of reais)
Net operating revenue	R$	8,893	R$	1,937	R$	629	R$	(1,196)	R$	10,263
Cost of sales and services		(4,015)		(1,379)		(323)		985		(4,732)

Gross profit		4,878		558		306		(211)		5,531
Selling expenses		(859)		(403)		(125)		361		(1,025)
General and administrative expenses		(1,270)		(173)		(163)		66		(1,539)
Other operating income (expenses), net		(268)		(17)		(10)		(213)		(508)

Operating income (loss) before financial income (expenses) and taxes	R$	2,481	R$	(34)	R$	9	R$	4	R$	2,460

In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

The following table sets forth the components of our consolidated income statement, as well as the percentage change from the prior year, for the years ended December 31, 2012 and 2011.

	Year ended December 31,
	2012		2011		% Change
	(in millions of reais, except percentages)
Net operating revenue	R$	25,169	R$	9,245	172.2
Cost of sales and services		(12,673)		(4,587)	176.3

Gross profit		12,496		4,659	168.2
Operating income (expenses)
Selling expenses		(4,847)		(1,161)	317.6
General and administrative expenses		(2,998)		(1,445)	107.6
Other operating income (expenses), net		110		(486)	n.m.

Operating income before financial income (expenses) and taxes		4,760		1,567	203.7
Financial income		2,275		1,406	61.8
Financial expenses		(4,491)		(1,478)	203.9

Financial expenses, net		(2,216)		(72)	2,980.9

Income before taxes		2,544		1,495	70.2
Income tax and social contribution		(760)		(490)	55.2

Net income	R$	1,785	R$	1,006	77.5

n.m.: Not meaningful.

Net Operating Revenue

The composition of gross operating revenue by category of service before deduction of value-added and other indirect taxes and discounts is discussed below. We do not determine net operating revenue for each category of service as we do not believe such information to be useful to investors.

Gross operating revenue increased by 141.7% in 2012, principally due to (1) our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization, which increased the gross operating revenue by R$23,293 million, (2) a 15.7% increase in gross operating revenue of our mobile services segment generated by our legacy operations, the effects of which were partially offset by a 2.3% decline in gross operating revenue of our fixed-line and data transmission services segment generated by our legacy operations.

Net operating revenue increased by 172.2% in 2012, principally due to (1) our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization, which increased the net operating revenue by R$16,204 million, and (2) a 16.2% increase in net operating revenue of our mobile services segment generated by our legacy operations, the effects of which were partially offset by a 5.8% decline in net operating revenue of our fixed-line and data transmission services segment generated by our legacy operations. Net operating revenue generated by intersegment sales, which are eliminated in the consolidation of our financial statements, increased by 253.2% in 2012.

Net Operating Revenue of Our Fixed-Line and Data Transmission Services Segment

The following table sets forth the components of the gross operating revenue and net operating revenue of our fixed-line and data transmission services segment, as well as the percentage change from the prior year, for the years ended December 31, 2012 and 2011.

	Year Ended December 31,
	2012		2011		% Change
	(in millions of reais, except percentages)
Local fixed-line services	R$	9,586	R$	4,310	122.4
Local fixed-to-mobile calls (VC-1)		2,750		1,373	100.3
Long-distance fixed-line services		2,883		1,392	107.1
Long-distance fixed-to-mobile calls (VC-2 and VC-3)		739		344	114.9
Remuneration for the use of the fixed-line network		1,228		484	153.7
Data transmission services		9,614		5,681	69.2
Public phones		132		156	(15.4)
Other fixed-line services		1,300		638	103.8

Total gross operating revenue		28,232		14,377	96.4
Value-added and other indirect taxes		(6,313)		(2,877)	119.5
Discounts and returns		(3,801)		(3,452)	10.1

Net operating revenue	R$	18,117	R$	8,048	125.1

Gross operating revenue of our fixed-line and data transmission services segment increased by 96.4% in 2012, principally due to our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization, which increased the gross operating revenue of this segment by R$14,190 million, the effects of which were partially offset by the 2.3% decline in gross operating revenue of the legacy operations of this segment.

Gross Operating Revenue from Local Services

Gross operating revenue from local fixed-line services increased by 122.4% in 2012, primarily due to (1) our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization, which increased gross operating revenue from local fixed-line services by R$5,205 million, and (2) a 1.6% increase in gross operating revenue from local fixed-line services of our legacy operations.

Gross operating revenue from monthly subscription fees of our legacy operations increased by 7.0%, primarily as a result of the increase in the percentage of our fixed line customers that subscribe to alternative plans which include local and long-distance fixed line minutes as part of the monthly subscription fee, the effects of which were partially offset by a 3.4% decline in the average number of lines in service to 6.8 million in 2012 from 7.0 million during 2011, which occurred primarily as a result of the general trend in the Brazilian telecommunications industry to substitute mobile services in place of local fixed-line services.

Gross operating revenue from metered services charges of our legacy operations declined by 44.9%, principally due to the 45.5% decline in total billed minutes, which are the number of local minutes that exceed the monthly allowance under a customer’s service plan, primarily as a result of (1) the decline in the average number of lines in service of our legacy operations, (2) the migration of fixed-line customers of our legacy operations from our basic service plans to our alternative plans that have higher monthly allowances of minutes, and (3) the migration of local traffic origination to mobile handsets.

Gross Operating Revenue from Local Fixed-to-Mobile Calls

Gross operating revenue from local fixed-to-mobile calls, which are charged at the VC-1 rate, increased by 100.3% in 2012 due to our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization, which increased gross operating revenue from local fixed-to-mobile calls by

R$1,567 million, the effects of which were partially offset by a 13.8% decline in gross operating revenue from local fixed-to-mobile calls of our legacy operations, principally as a result of a 12.8% decline in the total number of revenue-generating local fixed-to-mobile minutes in 2012 as a result of (1) the 3.4% decline in the number of fixed-line customers of our legacy operations, (2) the migration of local traffic origination to mobile handsets, and (3) the increase in the proportion of our fixed line customers that subscribe to alternative plans which include fixed-to-mobile minutes as part of the monthly subscription fee, resulting in a reduction in the number of minutes that we record as local fixed-to-mobile calls.

Gross Operating Revenue from Long-Distance Fixed-Line Services

We account for revenue from long-distance calls that (1) originate and terminate on a fixed-line, (2) originate and terminate on a mobile device, or (3) originate on a mobile device and terminate on a fixed-line as revenue from long-distance fixed-line services.

Gross operating revenue from long-distance fixed line services increased by 107.1% in 2012 due to our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization, which increased gross operating revenue from long-distance fixed line services by R$1,902 million, the effects of which were partially offset by a 29.5% decline in gross operating revenue from long-distance fixed line services of our legacy operations, principally due to a 28.8% decline in the total number of long-distance minutes, primarily as a result of (1) aggressive discounting campaigns undertaken by our competitors, which resulted in a decline in the total number of long-distance minutes of our legacy operations, (2) the effects of the 3.4% decline in the number of fixed-line customers of our legacy operations, who are more likely to choose our long-distance fixed-line services than customers of other fixed-line providers, and (3) the increase in the proportion of our fixed line customers that subscribe to alternative plans which include long-distance fixed line minutes as part of the monthly subscription fee, resulting in a reduction in the number of minutes that we record as long-distance fixed line services.

Gross Operating Revenue from Long-Distance Fixed-to-Mobile Services

We account for revenue from long-distance calls that originate on a fixed-line and terminate on a mobile device as revenue from long-distance fixed-to-mobile calls.

Gross operating revenue from long-distance fixed-to-mobile services, which are charged at the VC-2 or VC-3 rate, increased by 114.8% in 2012 due to our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization, which increased gross operating revenue from long-distance fixed-to-mobile services by R$443 million, the effects of which were partially offset by a 14.0% decline in gross operating revenue from long-distance fixed-to-mobile services of our legacy operations, principally as a result of an 18.6% decline of in the total number of fixed-to-mobile minutes charged at VC-2 rates and VC-3 rates, primarily as a result of (1) aggressive discounting campaigns undertaken in 2012 by our competitors, and (2) the effects of the 3.4% decline in the number of fixed-line customers of our legacy operations, who are more likely to choose our long-distance services for mobile-to-mobile long-distance calls than customers of other fixed-line providers.

Gross Operating Revenue from Remuneration for the Use of the Fixed-Line Network

Gross operating revenue from remuneration for the use of the fixed-line network increased by153.7% in 2012 due to our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization, which increased gross operating revenue from remuneration for the use of the fixed-line network by R$763 million, the effects of which were partially offset by a 3.9% decline in gross operating revenue from remuneration for the use of the fixed-line network of our legacy operations.

Of our gross operating revenue from remuneration for the use of the fixed-line network, 38.8% in 2012 and 21.2% in 2011 represented interconnection fees paid by our mobile services subsidiaries for the use of our fixed-line network to complete mobile-to-fixed calls and was eliminated in the consolidation of our financial statements.

Gross Operating Revenue from Data Transmission Services

Gross operating revenue from data transmission services increased by 69.2% in 2012, primarily due to (1) our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization, which increased gross operating revenue from data transmission services by R$3,700 million, and (2) a 4.1% increase in gross operating revenue from data transmission services of our legacy operations.

Gross operating revenue of our legacy operations from commercial data transmission services increased by 10.2%, primarily as a result of (1) a 24.5% increase in gross operating revenue from IP services, principally as a result of the increased demand for these services, particularly from public entities, banks and card payment companies, and (2) a 14.8% increase in gross operating revenue from SLD services, principally as a result of an increased demand for these services, including requests for increased capacity by our customers, particularly from public entities and financial institutions.

Of our gross operating revenue from commercial data transmission services, 13.8% during 2012 and 16.0% during 2011 represented fees paid by our mobile services subsidiaries and was eliminated in the consolidation of our financial statements.

Gross operating revenue of our legacy operations from ADSL subscriptions declined by 0.8%, primarily due to a 2.0% decline in our average gross operating revenue per subscriber as a result of promotions that we launched during 2012 in an effort to expand our base of broadband customers, the effects of which were partially offset by an 8.3% increase in the average number of ADSL subscriptions in Region II to approximately 2,240,000 during 2012 from approximately 2,032,000 during 2011.

As of December 31, 2012, our ADSL customer base represented 33.4% of our total fixed lines in service as compared to 29.8% of our total fixed lines in service in Region II as of December 31, 2011.

Gross Operating Revenue from the Sale of Pre-paid Calling Cards for Use in Public Telephones

Gross operating revenue from the sale of pre-paid calling cards for use in public telephones declined by 15.4% in 2012, primarily as a result of a 57.1% decline in gross operating revenue from the sale of pre-paid calling cards for use in public telephones of our legacy operations, principally due to (1) the reduction in the number of public telephones that we operate, and (2) the decline in the number of public phone credits used as a result of a general trend to reduce usage of pre-paid calling cards for use in public telephones as customers substitute usage of mobile handsets in place of usage of public phones, the effects of which were partially offset by our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization, which increased gross operating revenue from the sale of pre-paid calling cards for use in public telephones by R$65 million.

Charges Against Gross Operating Revenue

Value-Added and Other Indirect Taxes

Value-added and other indirect taxes on our fixed-line and data transmission services increased by 119.5% in 2012 due to our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization, which increased these taxes by R$3,763 million, the effects of which were partially offset by an 11.4% decline in these taxes on our legacy operations, primarily reflecting the decline in the gross operating revenue of the principal fixed-line services provided by our legacy operations with respect to which these taxes are assessed.

We are required to contribute to the Universal Telecommunications Service Fund (Fundo de Universalização dos Serviços de Telecomunicações), which we refer to as the FUST, and the FUNTTEL. We are required to contribute 1.0% of our gross operating revenue from the rendering of telecommunications services, net of (1) the Social Integration Program (Programa de Integração Social), or PIS, taxes, (2) the federal Contribution for Social Security Financing (Contribuição para Financiamento da Seguridade Social—COFINS), or COFINS, and (3) ICMS, to the FUST. We are required to contribute 0.5% of our gross operating revenue from the rendering of telecommunications services, net of PIS, COFINS and ICMS taxes, to the FUNTTEL.

Discounts

Discounts offered on our fixed-line services generally applied to data transmission services, monthly subscription fees and intelligent network services (such as caller ID, call forwarding and conference calling).

Discounts on our fixed-line and data transmission services increased by 10.1% in 2012 due to a 13.3% increase in discounts recorded by our legacy operations, primarily as a result of an increase in discounts offered for our broadband services as a result of increased competition for other providers and as part of our efforts to promote the migration of our broadband customers to higher bandwidth subscriptions.

Net Operating Revenue

Net operating revenue of our fixed-line and data transmission services segment increased by 125.1% to R$18,117 million in 2012 from R$8,048 million in 2011 due to our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization, which increased net operating income of this segment by R$10,536 million, the effects of which were partially offset by a 5.8% decline net operating income of our legacy operations in this segment.

Net Operating Revenue of Our Mobile Services Segment

The following table sets forth the components of the gross operating revenue and net operating revenue of our mobile services segment, as well as the percentage change from the prior year, for the years ended December 31, 2012 and 2011.

	Year Ended December 31,
	2012		2011		% Change
	(in millions of reais, except percentages)
Mobile telephone services	R$	9,055	R$	1,658	446.1
Remuneration for the use of the mobile network		5,745		1,203	377.5
Sales of handsets and accessories		579		16	3,518.8

Total gross operating revenue		15,379		2,877	434.5
Value-added and other indirect taxes		(2,672)		(492)	443.1
Discounts and returns		(1,723)		(379)	354.7

Net operating revenue	R$	10,983	R$	2,006	447.5

Gross operating revenue of our mobile services segment increased by 434.5% in 2012, principally due to (1) our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization, which increased the gross operating revenue of this segment by R$12,049 million, and (2) a 15.7% increase in gross operating revenue of the legacy operations of this segment.

Gross Operating Revenue from Mobile Services

Gross operating revenue from mobile services increased by 446.0% in 2012, primarily due to (1) our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization, which increased gross operating revenue from mobile services by R$7,090 million, and (2) an 18.5% increase in gross operating revenue from mobile services of our legacy operations.

The average number of our pre-paid mobile customers increased by 472.1% to 40.7 million during 2012 from 7.1 million during 2011, primarily as a result of our consolidation of Telemar and its subsidiaries as part of the corporate reorganization. The average number of our pre-paid mobile customers in Region II increased by 10.7% to 7.9 million during 2012 from 7.1 million during 2011, primarily as a result of our launch of new promotions that include bonus minutes for long distance calls, packages of data services and credits for use for our text messaging services. The average number of our post-paid mobile customers, including customer that subscribe to our “Oi Controle” plans, increased by 558.4% to approximately 6.9 million during 2012 from approximately 1.1 million during 2011, primarily as a result of our acquisition of Telemar and its subsidiaries as part of the corporate reorganization. The average number of our post-paid mobile customers in Region II, including customer that subscribe to our “Oi Controle” plans, increased by 40.6% to approximately 1,477,000 during 2012 from approximately 1,050,000 during 2011, primarily as a result of the success of commercial and operational initiatives focused on increasing sales of our premium services, such as data services and value added services markets, that are available to subscribers of our “Oi Conta,” “Oi Smartphone” and “Oi Conta Total” plans. As of December 31, 2012, pre-paid customers represented 83.6% of our mobile customer base and post-paid customers represented 16.4% of our mobile customer base. Our average monthly net revenue per user (calculated based on the total revenue for the year divided by the monthly average customer base for the year divided by 12) increased by 2.9% to R$21.6 during 2012 from R$21.0 during 2011.

Gross operating revenue of our legacy operations from monthly subscription fees, which includes gross operating revenue from our mobile data transmission services, increased by 25.0%, primarily as a result of a 40.6% increase in the number of post-paid customers of our legacy operations. The effects of this increase were partially offset by a 13.4% decline in our average monthly subscription fee.

Gross operating revenue of our legacy operations from billed minutes, which are the number of local minutes used by pre-paid customers plus the number of local minutes used by post-paid customers in excess of the monthly allowance under the customer’s service plan, increased by 11.4%, primarily as a result of a 10.7% increase in the average number of our pre-paid mobile customers.

Gross operating revenue of our legacy operations from value-added services increased by 22.5%, primarily as a result of (1) a 14.6% increase in the average number of our mobile subscribers, and (2) an increase in average number of text messages sent by our mobile customers as a result of our strategy of offering text messaging packages as part of the purchases of additional credits by our pre-paid customers.

Gross Operating Revenue from Remuneration for the Use of the Mobile Network

Gross operating revenue from remuneration for the use of the mobile network increased by 377.2% in 2012, primarily due to (1) our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization, which increased gross operating revenue from remuneration for the use of the mobile network by R$4,393 million, and (2) a 12.3% increase in gross operating revenue from remuneration for the use of the mobile network of our legacy operations, primarily as a result of a 14.6% increase in the number of mobile customers of our legacy operations, the effects of which were partially offset by customers of others mobile providers taking advantage of promotions offered by those providers that include packages of minutes and text messaging services for “on net” traffic.

Of the gross operating revenue from remuneration for the use of the mobile network, 59.4% in 2012 and 45.2% in 2011 represented interconnection fees paid by Oi and our fixed-line subsidiaries for the use of our mobile subsidiaries’ network to complete fixed-to-mobile calls and was eliminated in the consolidation of our financial statements.

Sales of Handsets and Accessories

Gross operating revenue from sales of handsets and accessories increased to R$579 million in 2012 from R$16 million in 2011, primarily as a result of the introduction in 2012 of our strategy of selling premium mobile devices, such as smart phones, at a discount as part of our efforts to acquire new high value customers and retain existing ones.

Charges Against Gross Operating Revenue

Value-Added and Other Indirect Taxes

Value-added and other indirect taxes on our mobile services increased by 443.1% in 2012 due to (1) our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization, which increased these taxes by R$2,111 million, and (2) a 13.9% increase in these taxes on our legacy operations, primarily reflecting the increase in the gross operating revenue of our mobile services segment in 2012.

Discounts

Discounts offered on our mobile services generally consist of rebates on pre-paid telephone cards (typically having commissions of approximately 10.0% over the face amount sold), local fixed-line calls, long-distance calls, and intelligent network services (such as caller ID, call forwarding and conference calling).

Discounts on our mobile services increased by 354.7% in 2012 due to (1) our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization, which increased these discounts by R$1,286 million, and (2) a 15.4% increase in discounts recorded by our legacy operations, primarily as a result of our strategy to increase discounts to maintain and increase our market share.

Net Operating Revenue

Net operating revenue of our mobile services segment increased by 447.5% to R$10,983 million in 2012 from R$2,006 million in 2011 due to (1) our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization, which increased net operating income of this segment by R$8,651 million, and (2) a 16.3% increase in net operating income of our legacy operations in this segment.

Cost of Sales and Services

Cost of sales and services increased by 176.3% in 2012, principally due to (1) a 176.3% increase in cost of sales and services of our fixed-line and data transmission services segment and (2) a 330.0% increase in cost of sales and services of our mobile services segment.

Of the cost of sales and services of our fixed-line and data transmission services segment, 16.9% in 2012 and 13.4% in 2011 represented interconnection fees paid by Oi for the use of Brasil Telecom Mobile’s mobile network to complete fixed-to-mobile calls. These fees were eliminated in the consolidation of our financial statements.

Of the cost of sales and services of our mobile services segment, 26.5% in 2012 and 21.9% in 2011 represented (1) interconnection fees paid by Brasil Telecom Mobile for the use of Oi’s fixed-line network to complete mobile-to-fixed calls, and (2) fees paid by Brasil Telecom Mobile for EILD services. These fees were eliminated in the consolidation of our financial statements.

The following table sets forth the components of our cost of sales and services, as well as the percentage change from the prior year, for the years ended December 31, 2012 and 2011.

	Year Ended December 31,
	2012		2011		% Change
	(in millions of reais, except percentages)
Interconnection	R$	3,915	R$	1,711	128.8
Depreciation and amortization		2,641		843	213.3
Grid maintenance service		2,031		687	195.6
Rental and insurance		1,292		504	156.3
Personnel		577		375	53.9

	Year Ended December 31,
	2012		2011		% Change
	(in millions of reais, except percentages)
Costs of handsets and accessories		508		24	2,016.7
Concession contract renewal fee		121		49	146.9
Other costs of sales and services		1,589		394	303.3

Total cost of sales and services	R$	12,673	R$	4,587	176.3

Cost of Sales and Services of Our Fixed-Line and Data Transmission Services Segment

Cost of sales and services of our fixed-line and data transmission services segment increased by 176.3% in 2012, principally due to our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization, which increased the cost of sales and services of this segment by R$7,565 million, the effects of which were partially offset by a 8.7% decline in cost of sales and services of the legacy operations of this segment. The decline in cost of sales and services of the legacy operations of this segment was principally due to:

•	a 10.0% decline in interconnection costs of our legacy operations to R$1,650 million in 2012 from R$1,834 million in 2011, primarily as a result of (1) a decline in fixed-to-mobile traffic and long-distance fixed-line traffic and (2) a 3.4% decline in the average number of lines in service; and

•	a 19.7% decline in rental and insurance costs to R$525 million in 2012 from R$654 million in 2011, primarily as a result of our program to reduce costs by maximizing synergies mainly with our related party companies; and

•	a 42.4% decline in third party services other than network maintenance services to R$94 million in 2012 from R$163 million in 2011, primarily as a result of our continuing program to reduce costs.

The gross profit of our fixed-line and data transmission services segment increased by 72.3 to R$6,822 million in 2012 from R$3,960 million in 2011. As a percentage of net operating revenue of this segment, gross profit declined to 37.7% in 2012 from 49.2% in 2011.

Cost of Sales and Services of Our Mobile Services Segment

Cost of sales and services of our mobile services segment increased by 330.0% in 2012, principally due to (1) our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization, which increased the cost of sales and services of this segment by R$4,257 million, and (2) a 4.6% increase in cost of sales and services of the legacy operations of this segment.

The increase in cost of sales and services of the legacy operations of this segment was principally due to a 6.7% increase in interconnection expenses to R$561 million in 2012 from R$526 million in 2011, primarily as a result of an increase in the total number of minutes used by our mobile customers to make calls to customers of mobile providers for which we pay interconnection fees at the VU-M rate, as a result of 14.6% increase in the average number of our mobile subscribers. The effects of these increases were partially offset by (1) a 64.6% decline in third party services other than network maintenance services to R$12 million in 2012 from R$34 million in 2011, primarily as a result of our continuing program to reduce costs, and (2) a 7.8% decline in depreciation and amortization expenses to R$214 million in 2012 from R$232 million in 2011.

The gross profit of our mobile services segment increased by 668.2% to R$5,355 million in 2012 from R$697 million in 2011. As a percentage of net operating revenue of this segment, gross profit increased to 48.8% in 2012 from 34.7% in 2011.

Gross Profit

As a result of the foregoing, our consolidated gross profit increased by 168.2% to R$12,496 million in 2012 from R$4,659 million in 2011. As a percentage of net operating revenue, gross profit declined to 49.6% in 2012 from 50.4% in 2011.

Operating Expenses

Selling Expenses

Selling expenses increased by 317.6% during 2012, principally due to (1) a 197.1% increase in selling expenses of our fixed-line and data transmission services segment, and (2) a 376.9% increase in selling expenses of our mobile services segment.

Fixed-Line and Data Transmission Services Segment

Selling expenses of our fixed-line and data transmission services segment increased by 197.1% in 2012, principally due to (1) our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization, which increased selling expenses of this segment by R$1,748 million, and (2) a 20.9% increase in selling expenses of the legacy operations of this segment. The increase in selling expenses of the legacy operations of this segment was principally due to:

•	a R$175 million increase in sales commissions to R$176 million in 2012 from R$1 million in 2011, primarily as a result of (1) the repositioning of our sales support primarily relating to our creation of regional distribution channel structures, and (2) an increase in commissions paid relating to sales of our “Oi Velox” service as a result of the 8.3% increase in the average number of ADSL subscriptions;

•	a 72.4% increase in personnel expenses of our legacy operations to R$205 million in 2012 from R$119 million in 2011, primarily as a result of increased headcount to support sales the regional distribution channel structures that we have created and the increase in the size of the door-to-door sales force composed of our employees; and

•	an 18.3% increase in call center expenses of our legacy operations to R$402 million in 2012 from R$340 million in 2011, primarily as a result of the renegotiation of some collective bargaining agreements by our contact center and expenditures related to service quality campaigns conducted to support our broadband service.

The effects of these increases were partially offset by a 61.9% decline in provision for doubtful accounts of our legacy operations to R$99 million in 2012 from R$260 million in 2011, primarily as a result of our program to improve our billing and collection practices and the lower the rate of customer defaults, especially among our corporate customers.

As a percentage of net operating revenue of this segment, selling expenses increased to 16.3% in 2012 from 12.3% in 2011.

Mobile Services Segment

Selling expenses of our mobile services segment increased by 376.9% in 2012, principally due to (1) our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization, which increased selling expenses of this segment by R$1,512 million, and (2) a 29.7% increase in selling expenses of the legacy operations of this segment. The increase in selling expenses of the legacy operations of this segment was principally due to a R$100 million increase in third-party services, including sales commissions, call center, postage and collection expenses, to R$373 million in 2012 from R$273 million in 2011, primarily as a result of (1) and increase in commissions paid relating to our sales of mobile services as a result of the 14.6% increase in the average number of mobile subscribers, and (2) a R$23 million increase in publicity and advertising expenses to R$83 million in 2012 from R$60 million in 2011, primarily as a result of an increase in expenditures on our advertising campaigns to support our principal mobile services.

As a percentage of net operating revenue of this segment, selling expenses increased to 18.9% in 2012 from 21.7% in 2011.

General and Administrative Expenses

General and administrative expenses increased by 107.6% during 2012, principally due to an 82.4% increase in general and administrative expenses of our fixed-line segment and a 294.8% increase in general and administrative expenses of our mobile services segment.

Fixed-Line and Data Transmission Services Segment

General and administrative expenses of our fixed-line and data transmission services segment increased by 82.4% in 2012, principally due to our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization, which increased general and administrative expenses of this segment by R$1,138 million, the effects of which were partially offset by a 13.0% decline in general and administrative expenses of the legacy operations of this segment, principally due to a 25.9% decline in third-party services to R$557 million in 2012 from R$752 million in 2011, primarily as a result of the repositioning of our sales support primarily relating to our creation of regional distribution channel structures.

As a percentage of net operating revenue of this segment, general and administrative expenses declined to 12.0% in 2012 from 14.8% in 2011.

Mobile Services Segment

General and administrative expenses of our mobile services segment increased by 294.8% in 2012, principally due to our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization, which increased general and administrative expenses of this segment by R$521 million, the effects of which were partially offset by a 14.3% decline in general and administrative expenses of the legacy operations of this segment. The decline in general and administrative expenses of the legacy operations of this segment was principally due to a 53.3% decline in third-party services to R$55 million in 2012 from R$118 million in 2011, primarily as a result of our continuing program to reduce costs, the effects of which were partially offset by a 189.1% increase in depreciation and amortization expenses of the legacy operations of this segment to R$67 million in 2012 from R$23 million in 2011.

As a percentage of net operating revenue of this segment, general and administrative expenses declined to 6.1% in 2012 from 8.4% in 2011.

Other Operating Expenses, Net

Other Operating Income

Other operating income increased by 256.2% to R$1,996 million in 2012 from R$560 million in 2011, primarily as a result of:

•	a 342.4% increase in recovered expenses to R$693 million in 2012 from R$157 million in 2011, primarily as a result of our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization, which increased our recovered expenses by R$407 million;

•	a 1,718.6% increase in income from the disposal of property, plant and equipment to R$390 million in 2012 from R$21 million in 2011, primarily as a result of our strategy of monetizing non-strategic assets;

•	a 230.8% increase in rental of infrastructure to R$398 million in 2012 from R$120 million in 2011, primarily as a result of our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization, which increased our rental of infrastructure related to physical space and tower rentals by R$261 million; and

•	a 164.7% increase in income from late payment charges to R$240 million in 2012 from R$91 million in 2011, primarily as a result of our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization, which increased our income from late payment charges by R$144 million.

Other Operating Expense

Other operating expenses increased by 80.3% to R$1,886 million in 2012 from R$1,046 million in 2011, primarily as a result of:

•	a 189.7% increase in taxes to R$894 million in 2012 from R$309 million in 2011, primarily as a result of (1) our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization, which increased our taxes by R$558 million, and (2) PIS and COFINS taxes recorded on the increased distributions of interest on shareholders equity received from some of our subsidiaries; and

•	a 1,311.3% increase in employee and management profit sharing to R$387 million in 2012 from R$28 million in 2011, primarily as a result of (1) our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization, which increased our employee and management profit sharing by R$215 million, and (2) the increase in the performance of indicators used to estimate this provision.

The effects of these factors were partially offset by a 29.8% decline in provisions for contingencies to R$401 million in 2012 from R$571 million in 2011, primarily as a result of (1) a R$53 million decline related to the effects of the completion of the standardization of the calculation methodology we utilize for the provisions for labor contingencies to be consistent with the procedures adopted by Telemar in 2011, and (2) the reduction in provision for contingencies as part of our efficiency in the reviewing and controlling of the labor, taxes and civil claims.

Operating Income before Financial Income (Expenses) and Taxes

As a result of the foregoing, our consolidated operating income before financial income (expenses) and taxes increased by 203.7% to R$4,760 million in 2012 from R$1,567 million in 2011. As a percentage of net operating revenue, operating income before financial income (expenses) and taxes increased to 18.9% in 2012 from 17.0% in 2011.

Fixed-Line and Data Transmission Services Segment

The operating income before financial income (expenses) and taxes of our fixed-line and data transmission services segment increased by 23.2% to R$1,870 million in 2012 from R$1,519 million in 2011. As a percentage of the net operating revenue of this segment, operating income before financial income (expenses) and taxes declined to 10.3% in 2012 from 18.9% in 2011.

Mobile Services Segment

The operating income before financial income (expenses) and taxes of our mobile services segment increased by 5,074.9% to R$2,503 million in 2012 from R$48 million in 2011. As a percentage of the net operating revenue of this segment, operating income before financial income (expenses) and taxes increased to 22.8% in 2012 from 2.4% in 2011.

Financial Expenses, Net

Financial Income

Financial income increased by 61.8% to R$2,275 million in 2012 from R$1,406 million in 2011, primarily due to:

•	exchange gains on foreign transactions of R$650 million in 2012 from R$0 in 2011, primarily as a result of an increase in our balances invested in foreign currencies following our consolidation of the Telemar and its subsidiaries as a result of the corporate reorganization, the 8.9% depreciation of the real against the dollar during 2012;

•	a 539.5% increase in other financial income to R$243 million in 2012 from R$38 million in 2011, primarily as a result of our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization, which increased our other financial income by R$252 million;

•	a 34.2% increase in income from short-term investments to R$515 million in 2012 from R$384 million in 2011, primarily as a result of an increase in the average amount of our financial investments, primarily due to our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization; and

•	income from dividends received of R$99 million in 2012 primarily as a result of our investment in Portugal Telecom.

The effects of these factors were partially offset by an 84.3% decline in interest and inflation adjustment on amounts due from related parties to R$48 million in 2012 from R$307 million in 2011, primarily as a result of the settlement of intercompany debts as part of the corporate reorganization.

Financial Expenses

Financial expenses increased by 203.9% to R$4,490 million in 2012 from R$1,478 million in 2011, primarily due to:

•	exchange losses on third-party borrowings of R$2,076 million in 2012, primarily as a result of our consolidation of the foreign currency-denominated debt of Telemar and its subsidiaries as a result of the corporate reorganization, the 8.9% depreciation of the real against the dollar during 2012 and the 10.7% depreciation of the real against the euro during 2012; and

•	a 313.5% increase in interest on debentures to R$753 million in 2012 from R$182 million in 2011, primarily as a result of our consolidation of the debentures issued by Telemar and its subsidiaries as a result of the corporate reorganization.

The effects of these factors was partially offset by our results from derivatives transactions to income of R$942 million in 2012 from an expense of R$49 million in 2011, primarily as a result of the increase in derivative transactions used by our company to mitigate foreign exchange risk as a result of our consolidation of the foreign currency-denominated debt of Telemar and its subsidiaries due to the corporate reorganization.

Income Tax and Social Contribution

The composite corporate statutory income tax and social contribution rate was 34% in each of 2012 and 2011. Income tax and social contribution expense increased by 55.2% to R$759 million in 2012 from R$490 million in 2011. Our effective tax rate was 30.0% in 2012 and 33.0% in 2011. The table below sets forth a reconciliation of the composite corporate statutory income tax and social contribution rate to our effective tax rate for each of the periods presented.

	Year Ended December 31,
	2012	2011
Composite corporate statutory income tax and social contribution rate	34.0%	34.0%
Tax effects of interest on shareholders’ equity	0.2	—
Tax effects of permanent exclusions (additions)	0.6	(1.0)
Tax incentives (SUDENE)	(6.1)	—
Tax effects of unrecognized deferred tax assets	1.6	—
Tax effects of recognized deferred tax assets	(0.3)	0.0

Effective rate	30.0%	33.0%

Our effective tax rate was 30.0% in 2012, primarily as a result of tax incentives provided by the Superintendency for the Development of the Northeast Region of Brazil (Superintendência de Desenvolvimento do Nordeste), or SUDENE, resulting from a reduction in the basis of calculation of profit in the regions promoted by SUDENE, which lowered our effective tax rate by 6.1%. These effects of this incentive was partially offset by (1) the tax effect of unrecognized deferred tax assets regarding legal entities that are not eligible to recognize tax credits on tax loss carryforwards, which increased our effective tax rate by 1.6%, and (2) the tax effect of permanent additions, primarily as a results of the net effects of permanent exclusion (additions) of prescribed dividends, nondeductible fines, tax incentives and sponsorships, which increased our effective tax rate by 0.6%.Our effective tax rate was 33.0% in 2011, primarily as a result of the tax effects of non-taxable income and non-deductible expenses, which lowered our effective tax rate by 1.0%.

Net Income

Our consolidated net income increased by 77.5% to R$1,785 million in 2012 from R$1,006 million in 2011. As a percentage of net operating revenue, net income declined to 7.1% in 2012 from 10.9% in 2011.

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

	Year Ended December 31,
	2011		2010		% Change
	(in millions of reais, except percentages)
Local fixed-line services	R$	4,310	R$	4,735	(9.0)
Local fixed-to-mobile calls (VC-1)		1,373		1,569	(12.5)
Long-distance fixed-line services		1,392		1,732	(19.6)
Long-distance fixed-to-mobile calls (VC-2 and VC-3)		344		424	(18.9)
Remuneration for the use of the fixed-line network		484		501	(3.5)
Data transmission services		5,681		5,781	(1.7)
Public phones		156		194	(19.9)
Other fixed-line services		638		610	4.7

Total gross operating revenue		14,377		15,546	(7.5)
Value-added and other indirect taxes		(2,877)		(3,254)	(11.3)
Discounts and returns		(3,452)		(3,399)	1.2

Net operating revenue	R$	8,048	R$	8,893	(9.5)

Gross operating revenue of our fixed-line and data transmission services segment declined by 7.5% in 2011, principally due to:

•	a 9.0% decline in gross operating revenue from local fixed-line services;

•	a 19.6% decline in gross operating revenue from long-distance fixed-line calls;

•	a 12.5% decline in gross operating revenue from local fixed-to-mobile calls;

•	a 1.7% decline in gross operating revenue from data transmission services; and

•	an 18.9% decline in gross operating revenue from long-distance fixed-to-mobile calls.

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

Gross operating revenue from metered services charges declined principally due to the 29.0% decline in total billed minutes, primarily as a result of (1) the decline in the average number of our lines in service, (2) the migration of our fixed-line customers from our basic service plans to our alternative plans that have higher monthly allowances of minutes, including our “Oi Fixo Ilimitado” plans which we introduced in 2011 under which we offer an unlimited number of local fixed-to-fixed minutes and a larger number of fixed-to-fixed long distance minutes than under our other alternative plans at similar prices, and (3) the migration of local traffic origination to mobile handsets.

Gross Operating Revenue from Local Fixed-to-Mobile Calls

Gross operating revenue from local fixed-to-mobile calls declined by 12.5% in 2011, principally as a result of a 13.4% decline in the total number of local fixed-to-mobile minutes in 2011 as a result of (1) the 5.2% decline in the number of our fixed-line customers, (2) the migration of local traffic origination to mobile handsets as callers take advantage of mobile plans and promotions under which mobile service providers offer bonus mobile-to-mobile minutes within their networks at rates that are lower than a fixed-to-mobile minute, and (3) the introduction of our “Oi Fixo Ilimitado” plans in 2011 under which we offer a larger number of fixed-to-mobile minutes for use to call the mobile customers of our company than under our other alternative plans.

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

Gross Operating Revenue from Long-Distance Fixed-to-Mobile Calls

Gross operating revenue from long-distance fixed-to-mobile calls, which are charged at the VC-2 or VC-3 rate, declined by 18.9% in 2011, principally as a result of a decline of 18.2% in the total number of fixed-to-mobile minutes charged at VC-2 rates and VC-3 rates, primarily as a result of (1) an aggressive discounting campaign undertaken in 2011 by one of our competitors, and (2) the effects of the 5.2% decline in the number of our fixed-line customers, who are more likely to choose our long-distance services for mobile-to-mobile long-distance calls than customers of other fixed-line providers.

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

Discounts

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

The average number of our pre-paid mobile customers increased by 11.5% to 7.1 million during 2011 from 6.3 million during 2010, primarily as a result of our launch of new promotions that include bonus minutes for long distance calls, packages of data services and credits for use for our text messaging services. The average number of our post-paid mobile customers, including customer that subscribe to our “Oi Controle” plans, increased by 2.4% to approximately 1,050,000 during 2011 from approximately 1,025,100 during 2010, primarily as a result of the success of our advertising campaigns to promote our principal mobile services, such as “Oi a Vontade.” As of December 31, 2011, pre-paid customers represented 86.5% of our mobile customer base and post-paid customers represented 13.5% of our mobile customer base. Our average monthly net revenue per user (calculated based on the total revenue for the year divided by the monthly average customer base for the year divided by 12) declined by 1.9% to R$21.0 during 2011 from R$21.4 during 2010.

Gross operating revenue from monthly subscription fees increased primarily as a result of (1) an increase in the number of our post-paid customers, and (2) the migration of our post-paid customer base to plans offering a greater number of minutes and with higher subscription fees.

Gross operating revenue from billed minutes increased primarily as a result of (1) the 11.5% increase in the average number of our pre-paid mobile customers, and (2) the increase in sales of promotional pre-paid service packages which permit our customers to make calls to mobile customers within our networks and send text messages to mobile subscribers of any Brazilian mobile service provider.

Gross Operating Revenue from Remuneration for the Use of the Mobile Network

Gross operating revenue from remuneration for the use of the mobile network increased by 6.1% in 2011, primarily due to a 10.4% increase in the number of our mobile customers, the effects of which were partially offset by customers of others mobile providers taking advantage of promotions offered by those providers that include packages of minutes and text messaging services for “on net” traffic.

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

Financial Expenses

Financial expenses increased by 39.5% to R$1,478 million in 2011 from R$1,060 million in 2010, primarily due to (1) a 56.9% increase in interest and inflation adjustments on other liabilities to R$428 million in 2011 from R$273 million in 2010, primarily as a result of a R$122 million exchange loss on foreign currency time deposits of a portion of the proceeds of our 9.75% Senior Notes due 2016, and a R$42 million increase in inflation adjustment to our tax financing program debt as a result of an increase in the Selic interest rate, and (2) inflation adjustment estimates of judicial deposits of R$199 million during 2011. The effects of these factors was partially offset by a 34.2% decline in inflation adjustments of provisions to R$167 million in 2011 from R$254 million in 2010, primarily as a result of an inflation adjustment estimate on labor contingencies in 2011.

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

During 2012, cash flow generated by operations was used primarily for investing activities, for working capital requirements and to service our outstanding debt obligations. As of December 31, 2012, our consolidated cash and cash equivalents and cash investments amounted to R$6,839 million. As of December 31, 2012, we had working capital of R$4,048 million. We believe that our working capital is sufficient for our requirements during 2013.

Cash Flow

Cash Flows from Operating Activities

Our primary source of operating funds is cash flow generated from our operations. Net cash provided by operating activities was R$3,859 million in 2012, R$1,839 million in 2011 and R$3,416 million in 2010. We consider cash flows provided by our operating activities to be sufficient for our expected cash requirements related to operations. However, we generally finance our investments in property, plant and equipment through the use of bank loans, vendor financing, capital markets and other forms of financing.

Cash Flows Used in Investing Activities

Investing activities used net cash of R$6,439 million in 2012, R$2,089 million in 2011 and R$1,560 million in 2010.

During 2012, investing activities for which we used cash primarily consisted of (1) investments of R$5,330 million in purchases of property, plant and equipment and intangible assets, primarily related to the expansion of our data communications network, the acquisition of our 4G authorization and the implementation of projects to meet ANATEL’s regulatory requirements, and (2) net judicial deposits (consisting of deposits less redemptions) of R$1,662 million, primarily related to provisions for labor, taxes and civil contingencies.

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

Cash Flows from Financing Activities

Financing activities provided net cash of R$975 million in 2012 and R$2,920 million in 2011, and used net cash of R$356 million in 2010.

During 2012, our principal sources of borrowed funds consisted of (1) the issuance of US$1,500 million aggregate principal amount of 5.75% Senior Notes due 2022, (2) the issuance of R$2,000 million aggregate principal amount of non-convertible debentures due 2020, and (3) R$2,000 million aggregate principal amount borrowed under a R$5.4 billion credit facility with BNDES that we entered into in December 2012. In addition, we consolidated cash and cash equivalents of R$4,930 million as a result of the corporate reorganization.

During 2012, we used cash to (1) repay R$4,980 million principal amount of our outstanding loans and financing and derivatives, (2) to pay dividends and interest on shareholders’ equity in the aggregate amount of R$2,405 million, (3) to pay R$2,008 million to shareholders of TNL and Telemar who exercised their withdrawal rights in connection with the corporate reorganization, and (4) to pay R$1,156 million for the redemption of class B and class C preferred shares issued as a bonus and distributed to shareholders of our common and preferred shares.

During 2011, our principal sources of borrowed funds consisted of (1) the issuance of R$2,350 million aggregate principal amount of non-convertible debentures due 2018, (2) the issuance of R$1,100 million aggregate principal amount of 9.75% Senior Notes due 2016, and (3) the issuance of R$1,000 million aggregate principal amount of non-convertible debentures due 2017.

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

Projected Sources and Uses of Cash

We anticipate that we will be required to spend approximately R$15.6 billion to meet our short-term contractual obligations and commitments and budgeted capital expenditures during 2013, and an additional approximately R$24.4 billion to meet our long-term contractual obligations and commitments and budgeted capital expenditures in 2014 and 2015. We expect that we will meet these cash requirements for (1) our operating and maintenance activities through sales of our services, and (2) our debt service and capital expenditure commitments through a combination of cash generated from operating activities and cash generated by financing activities, including new debt financings and the refinancing of our existing indebtedness as it becomes due.

We have commitments from several financial institutions to provide us with financing in the future, including commitments from under two revolving credit facilities that we entered into in November 2011 and December 2012, an export credit facility that we entered into in July 2012 and unused commitments under various other credit facilities described under “—Indebtedness.” We pay commitment fees to these financial institutions in connection with their commitments.

In November 2011, Oi, Brasil Telecom Mobile, Telemar and TNL PCS entered together into a revolving credit facility with a syndicate of international institutions. Under this facility, up to US$1 billion aggregate principal amount will be available for disbursement to the borrowers during the five-year term of this facility. As of December 31, 2012, there were no outstanding loans under this facility.

In December 2012, Oi entered into a revolving credit facility with a syndicate of financial institutions. Under this facility, up to R$1.5 billion aggregate principal amount will be available for disbursement to the borrowers during the three-year term of this facility. As of December 31, 2012, there were no outstanding loans under this facility.

Contractual Commitments

The following table summarizes our significant contractual obligations and commitments as of December 31, 2012:

	Payments Due by Period
	Less than One Year		One to Three Years		Three to Five Years		More than Five Years		Total
	(in millions of reais)
Loans and financing (1)	R$	3,585	R$	12,658	R$	8,467	R$	10,473	R$	35,183
Debentures (2)		1,417		4,080		4,365		3,345		13,207
Purchase obligations (3)		2,794		564		440		360		4,158
Concession fees (4)		199		217		233		1,138		1,787
Usage rights (5)		1,059		1,093		6		—		2,158
Pension plan contributions(6)		117		350		234		234		935

Total contractual obligations and commitments	R$	9,171	R$	18,962	R$	13,745	R$	15,550	R$	57,428

(1)	Includes (1) estimated future payments of interest on our loans and financings, calculated based on interest rates and foreign exchange rates applicable at December 31, 2012 and assuming that all amortization payments and payments at maturity on our loans and financings will be made on their scheduled payment dates, and (2) estimated future cash flows on our derivative obligations, calculated based on interest rates and foreign exchange rates applicable as of December 31, 2012 and assuming that all payments on our derivative obligations will be made on their scheduled payment dates.
(2)	Includes estimated future payments of interest on our debentures, calculated based on interest rates applicable as of December 31, 2012 and assuming that all amortization payments and payments at maturity on our debentures will be made on their scheduled payment dates.
(3)	Consists of (1) obligations in connection with a business process outsourcing agreement, and (2) purchase obligations for network equipment pursuant to binding obligations which include all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.
(4)	Consists of estimated bi-annual fees due to ANATEL under our concession agreements expiring in 2025. These estimated amounts are calculated based on our results for the year ended December 31, 2012.
(5)	Consists of payments due to ANATEL for radio frequency licenses. Includes accrued and unpaid interest as of December 31, 2012.
(6)	Consists of expected contributions to amortize the actuarial deficit of the BrTPREV plan.

We are also subject to contingencies with respect to tax, civil, labor and other claims and have made provisions for accrued liability for legal proceedings related to certain tax, civil, labor and other claims of R$6,421 million as of December 31, 2012. See “Item 8. Financial Information—Legal Proceedings” and note 23 to our consolidated financial statements.

Indebtedness

As of December 31, 2012, our total outstanding indebtedness on a consolidated basis was R$33,346 million, consisting of R$3,114 million of short-term indebtedness, all of which represented current portion of long-term indebtedness (or 9.3% of our total indebtedness), and R$30,232 million of long-term indebtedness (or 90.7% of our total indebtedness).

On a consolidated basis, our real-denominated indebtedness as of December 31, 2012 was R$20,497 million, or 61.5% of our total indebtedness, and our foreign currency-denominated indebtedness was R$12,849 million, or 38.5% of our total indebtedness. As of December 31, 2012, our real-denominated indebtedness bore interest at an average rate of 10.18% per annum, and our foreign currency denominated indebtedness bore interest at an average rate of 4.46% per annum for loans denominated in U.S. dollars and 5.13% per annum for loans denominated in euros. As of December 31, 2012, 70.3% of our debt bore interest at floating rates, including the effect of swap operations.

Short-Term Indebtedness

Our consolidated short-term debt, consisting of the current portion of long-term loans and financings and debentures, was R$3,114 million as of December 31, 2012. Under our financing policy, we generally do not incur short-term indebtedness, as we believe that our cash flows from operations generally will be sufficient to service our current liabilities.

Long-Term Indebtedness

Our principal sources of long-term debt are:

•	fixed-rate notes issued in the international market;

•	debentures issued in the Brazilian market;

•	credit facilities with BNDES;

•	credit facilities with international export credit agencies;

•	unsecured lines of credit obtained from Brazilian financial institutions;

•	real estate securitization transactions; and

•	a credit facility with a development bank.

Some of our debt instruments require that we and Telemar comply with financial covenants, semi-annually or quarterly. Under each of these debt instruments, the creditor has the right to accelerate the debt if, at the end of any applicable period we are not in compliance with the defined financial covenants ratios. We were in compliance with these financial covenants at December 31, 2012, and we believe that we will be able to comply with these financial covenants during 2013. In addition, we believe that our compliance with these financial covenants will not adversely affect our ability to implement our financing plans.

The instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses and the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness.

As of December 31, 2012, all of our debt instruments with BNDES were secured by pledges of certain of our accounts receivable.

The following discussion briefly describes certain of our significant financing transactions.

Fixed-Rate Notes

We have issued four series of fixed-rate debt securities in the international market. All of these securities pay interest semi-annually in arrears. The table below sets forth our outstanding fixed-rate debt securities as of December 31, 2012, the outstanding principal amount of these securities and their maturity dates.

Security	Outstanding Principal Amount		Final Maturity
	(in millions)
9.75% senior notes due 2016(1)	R$	1,100	September 2016
5.125% senior notes due 2017		€750	December 2017
9.500% senior notes due 2019	US$	142	April 2019
5.500% senior notes due 2020	US$	1,787	October 2020
5.75% senior notes due 2022	US$	1,500	February 2022

(1)	These notes are denominated in reais and payments of principal and interest under these notes are payable in U.S. dollars at prevailing exchange rates at the time of payment.

Debentures

We have issued several series of debentures in the Brazilian market. All of these securities pay interest annually or semi-annually in arrears. The table below sets forth our outstanding debentures as of December 31, 2012, the outstanding principal amount of these securities, the applicable interest rates, and their maturity dates.

Security	Outstanding Principal Amount		Interest Rate	Final Maturity
	(in millions of reais)
Debentures due 2013	R$	540	CDI plus 0.55%	March 2013
Debentures due 2013	R$	1,754	CDI plus 1.20%	April 2013
Debentures due 2017	R$	246	IPCA plus 7.98%	April 2017
Debentures due 2017	R$	1,000	CDI plus 1.00%	August 2017
Debentures due 2018	R$	2,350	CDI plus 1.15%	December 2018(1)
Debentures due 2020	R$	400	CDI plus 0.94%	March 2020
Debentures due 2020	R$	1,600	IPCA plus 6.20%	March 2020(2)
Debentures due 2021	R$	30	IPCA plus 0.50%	July 2021

(1)	The outstanding principal amount of these debentures is payable in three equal annual installments commencing in December 2016.
(2)	The outstanding principal amount of these debentures is payable in two equal annual installments commencing in March 2019.

Credit Facilities with BNDES

We and our subsidiaries have entered into a variety of credit facilities with BNDES. The proceeds of these credit facilities have been used for a variety of purposes, including funding our investment plans, funding the expansion of our telecommunications plant (voice, data and video), and making operational improvements to meet the targets established in the General Plan on Universal Service and the General Plan on Quality Goals in effect at the time of these loans.

The following table sets forth selected information with respect to our BNDES credit facilities as of December 31, 2012.

Facility	Outstanding Principal Amount	Interest Rate	Amortization Schedule	Final Maturity
	(in millions of reais)
Oi 2006 credit facility:
A loans	593	TJLP plus 4.30%	Monthly	May 2014
B loans	9	TJLP plus 2.30%	Monthly	May 2014
Telemar 2006 credit facility:
A loans	572	TJLP plus 4.50%	Monthly	June 2014
B loans	24	TJLP plus 2.50%	Monthly	June 2014
Telemar 2009 credit facility:
Floating-rate loans	1,541	TJLP plus 3.95%	Monthly (1)	December 2018
Fixed-rate loans	206	4.50%	Monthly (1)	December 2018
TNL PCS 2009 credit facility
Floating-rate loans	525	TJLP plus 3.95%	Monthly (1)	December 2018
Fixed-rate loans	25	4.50%	Monthly (1)	December 2018
Oi 2009 credit facility:
Floating-rate loans	340	TJLP plus 3.95%	Monthly (1)	December 2018
Fixed-rate loans	80	4.50%	Monthly (1)	December 2018
Brasil Telecom Mobile 2009 credit facility
A loans	410	TJLP plus 3.95%	Monthly (1)	December 2018
B loans	10	4.50%	Monthly (1)	December 2018
Telemar 2012 credit facility:
A loans	610	TJLP plus 4.08%	Monthly (2)	July 2021
B loans	129	2.50%	Monthly (2)	January 2021
D loans	150	TJLP plus 2.18%	Monthly (2)	January 2021
TNL PCS 2012 credit facility
A loans	312	TJLP plus 4.08%	Monthly (2)	July 2021
B loans	80	2.50%	Monthly (2)	January 2021
C loans	20	2.50%	Monthly (2)	January 2021
Oi 2012 credit facility:
A loans	339	TJLP plus 4.08%	Monthly (2)	July 2021
B loans	58	2.50%	Monthly (2)	January 2021
C loans	169	2.50%	Monthly (2)	January 2021
Brasil Telecom Mobile 2012 credit facility
A loans	90	TJLP plus 4.08%	Monthly (2)	July 2021
B loans	33	2.50%	Monthly (2)	January 2021
C loans	11	2.50%	Monthly (2)	January 2021

(1)	Amortization on this facility commenced in January 2012.
(2)	Amortization on this facility commences in August 2015.

Credit Facilities with Export Credit Agencies

Credit Facilities with FINNVERA

In June 2008, Telemar entered into an export credit facility agreement with FINNVERA under which FINNVERA agreed to disburse loans in the aggregate principal amount of up to US$300 million. Disbursements of US$192 million and US$108 million under this export credit facility were received in 2008 and 2009, respectively. The proceeds of this export credit facility have been and will be used to fund equipment purchases related to Telemar’s capital expenditures on its fixed-line and mobile telecommunications infrastructure. Loans under this export credit facility bear interest at an average rate of LIBOR plus 1.07% per annum. Interest on each of these loans is payable semi-annually in arrears through maturity in December 2018. The outstanding principal amount of these loans is payable in 17 equal semi-annual installments commencing in December 2010. At December 31, 2012, the outstanding principal amount under this export credit facility was US$212 million.

In August 2009, Telemar entered into an export credit facility agreement with FINNVERA under which FINNVERA agreed to disburse loans in the aggregate principal amount of up to US$500 million. Disbursements of US$208 million, US$27 million, US$74 million, US$97 million and US$92 million under this export credit facility were received in February 2010, May 2010, February 2011, June 2011 and January 2012, respectively. The proceeds of this export credit facility have been and will be used to fund equipment purchases related to Telemar’s capital expenditures on our fixed-line and mobile telecommunications infrastructure. Loans under this export credit facility bear interest at an average rate of LIBOR plus 1.70% per annum. Interest on each of these loans is payable semi-annually in arrears through maturity in August 2019. The outstanding principal amount of these loans is payable in 17 equal semi-annual installments commencing in August 2011. At December 31, 2012, the outstanding principal amount under this export credit facility was US$412 million.

In December 2011, Telemar entered into an export credit facility with FINNVERA under which FINNVERA agreed to disburse loans in the aggregate principal amount of up to US$200 million. A disbursement of US$188 under this export credit facility was received in December 2012. The proceeds of this export credit facility have been and will be used to fund equipment purchases related to Telemar’s capital expenditures on our fixed-line and mobile telecommunications infrastructure. Loans under this facility bear interest at the rate of LIBOR plus 0.90% per annum, payable semi-annually in arrears. The principal amount of these loans is payable in 17 semiannual installments commencing in February 2013. As of December 31, 2012, the outstanding principal amount under this export credit facility was US$200 million.

Credit Facility with Nordic Investment Bank

In July 2008, Telemar entered into a credit facility with Nordic Investment Bank under which Nordic Investment Bank disbursed loans in the aggregate principal amount of US$250 million. The proceeds of this credit facility have been used to fund equipment purchases related to Telemar’s infrastructure.

Under this credit facility, loans in the principal amount of US$100 million (the A loan) and US$150 million (the B loan) were disbursed in July 2008. The A loan bears interest at the rate of LIBOR plus 1.18% per annum and the B loan bears interest at the rate of LIBOR plus 0.80% per annum. Interest on each of these loans is payable semi-annually in arrears through maturity. The outstanding principal amount of the A loan is payable in 17 equal semi-annual installments commencing in July 2010, and the outstanding principal amount of the B loan is payable in 11 equal semi-annual installments commencing in July 2010. At December 31, 2012, the outstanding principal amount under these loans was US$152 million.

Credit Facilities with China Development Bank

In February 2009, Telemar entered into a credit facility agreement with China Development Bank Corporation, or China Development Bank, under which China Development Bank agreed to disburse loans in the aggregate principal amount of up to US$300 million. Disbursements of US$227 million and US$52 million under this credit facility were received in 2009 and 2010, respectively. The proceeds of this credit facility have been and will be used to fund equipment purchases related to Telemar’s capital expenditures on telecommunications infrastructure. Loans under this credit facility bear interest at a rate of LIBOR plus 2.5% per annum. Interest on each of these loans is payable semi-annually in arrears through maturity in February 2016. The outstanding principal amount of these loans is payable in 11 equal semi-annual installments commencing in April 2011 and terminating upon maturity in February 2016. At December 31, 2012, the outstanding principal amount under this credit facility was US$191 million.

In October 2009, Telemar entered into a credit facility agreement with China Development Bank under which China Development Bank agreed to disburse loans in the aggregate principal amount of up to US$500 million. Disbursements of US$94 million and US$98 million under this credit facility were received in 2010 and 2011, respectively. The proceeds of this credit facility have been and will be used to fund equipment purchases related to Telemar’s capital expenditures on telecommunications infrastructure. Loans under this credit facility bear interest at a rate of LIBOR plus 2.5% per annum. Interest on each of these loans is payable semi-annually in arrears through maturity in October 2016. The outstanding principal amount of these loans is payable in 11 equal semi-annual installments commencing in April 2012 and terminating upon maturity in October 2016. At December 31, 2012, the outstanding principal amount under this credit facility was US$158 million.

In June 2011, Telemar entered into a stand-by credit facility with China Development Bank under which China Development Bank agreed to disburse loans in the aggregate principal amount of up to US$500 million. A disbursement of US$380 million under this stand-by credit facility was received in July 2011. The proceeds of this stand-by credit facility have been and will be used to refinance other indebtedness of Telemar. Loans under this stand-by credit facility bear interest at the rate of LIBOR plus 2.30% per annum, payable semi-annually in arrears through maturity in June 2016. The principal of these loans is payable in five semi-annual installments, commencing in October 2014. At December 31, 2012, the outstanding principal amount under this credit facility was US$380 million.

Credit Facility with Crédit Agricole Corporate and Investment Bank

In April 2010, Telemar entered into an export credit facility agreement with Crédit Agricole, as lender and facility agent, under which Crédit Agricole agreed to disburse loans in the aggregate principal amount of up to US$220 million, in two tranches of US$110 million each. Disbursements in the aggregate principal amount of US$46 million and US$31 million under the first tranche of this facility were received in July 2010 and February 2011, respectively, and a disbursements in the aggregate principal amount of US$55 million and US$89 million under the second tranche of this facility were received in May 2011 and February 2012, respectively. The proceeds of these disbursements have been and will be used to fund equipment purchases related to Telemar’s capital expenditures on its fixed-line and mobile telecommunications infrastructure. Loans under the first and second tranches of this facility bear interest at an average rate of LIBOR plus 1.40% per annum. Loans under the first tranche of this facility pay interest semi-annually in arrears through maturity in August 2019. Loans under the second tranche of this facility pay interest semi-annually in arrears through maturity in August 2020. The outstanding principal amount of these loans is payable in 17 equal semi-annual installments, commencing in August 2011 for the first tranche and in August 2012 for the second tranche. The Office National Du Ducroire, the Belgian national export credit agency, is providing an insurance policy in connection with this facility. At December 31, 2012, the outstanding principal amount under this credit facility was US$198 million.

Export Credit Facility with Cisco Systems Capital

In March 2011, Telemar entered into an export credit facility agreement with Cisco Systems Capital, or Cisco, under which Cisco agreed to disburse loans in the aggregate principal amount of up to US$50 million. A disbursement of US$46 million under this export credit facility was received in May 2011. The proceeds of this export credit facility have been and will be used to fund equipment purchases related to Telemar’s capital expenditures on its fixed-line and mobile telecommunications infrastructure. Loans under this export credit facility bear interest at the rate of 3.5% per annum. Interest on each of these loans is payable semi-annually in arrears through maturity in May 2018. The outstanding principal amount of these loans is payable in 13 semi-annual installments commencing in May 2012. At December 31, 2012, the outstanding principal amount under this credit facility was US$41 million.

Export Credit Facility with Swedish Export Corporation

In June 2011, Telemar entered into an export credit facility with Swedish Export Corporation, or SEK, and Deutsche Bank under which SEK agreed to disburse loans in the aggregate principal amount of up to US$103 million. Disbursements of US$5 million, US$9 million, US$39 million, US$14 million and US$21 million under this export credit facility were received in July 2011, November 2011, July 2012, October 2012, and February 2013, respectively. The proceeds of this export credit facility have been and will be used to fund equipment purchases related to Telemar’s capital expenditures on its fixed-line and mobile telecommunications infrastructure. Loans under this export credit facility bear interest at the rate of 2.21% per annum, payable semi-annually in arrears, commencing in January 2012. The principal of these loans is payable in 17 equal semi-annual installments, commencing in February 2012. At December 31, 2012, the outstanding principal amount under this credit facility was US$62 million.

Unsecured Lines of Credit

In May 2008, Telemar entered into an unsecured line of credit with a Brazilian financial institution in the aggregate amount of R$4,300 million to finance the acquisition of control of Oi. The loans under this line of credit originally bore interest at the rate of the CDI rate plus 1.30% per annum, payable semi-annually in arrears in May and November of each year, commencing in May 2010. As a result of the renegotiation of the terms and conditions of these loans in May 2011, these loans bear interest at the rate of the CDI rate plus 1.00% per annum from May 2011 to May 2014 and at the rate of CDI rate plus 1.83% per annum from May 2014 to May 2018. The principal of these loans is payable in seven equal annual installments, commencing in May 2010. As of December 31, 2012, the outstanding principal amount under this line of credit was R$3,090 million.

Real Estate Securitization Transaction

In August 2010, Telemar transferred 162 real estate properties to our wholly-owned subsidiary Copart 4 Participações S.A., or Copart 4, and Oi transferred 101 real estate properties to Copart 5 Participações S.A., or Copart 5, our wholly-owned subsidiary. Telemar entered into lease contracts with terms of up to 12 years for the continued use of all of the properties transferred to Copart 4 and Oi entered into lease contracts with terms of up to 12 years for the continued use of all of the properties transferred to Copart 5.

Copart 4 and Copart 5 assigned the receivables representing all payments under these leases to Brazilian Securities Companhia de Securitização, which issued Real Estate Receivables Certificates (Certificados de Recebíveis Imobiliários), or CRIs, backed by these receivables. The CRIs were purchased by Brazilian financial institutions.

We received net proceeds from the assignment of lease receivables in the total aggregate amount of R$1,585 million on a consolidated basis, and recorded our obligations to make the assigned payments as short—and long-term debt in our consolidated financial statements. The aggregate net effective interest rate on this transaction is 102% of the CDI rate. The proceeds raised in this transaction were used to repay short-term debt. In June 2012, each of Copart 4 and Copart 5 partially redeemed the CRIs that they had issued for an aggregate amount of R$392.5 million. As of December 31, 2012, the aggregate liability under these leases was R$1,361 million.

Credit Facilities with Development Banks

In February 2009, TNL PCS entered into a credit facility with Banco do Nordeste do Brasil S.A., or BNB, under which BNB agreed to disburse loans in an aggregate principal amount of up to R$369 million. The proceeds of this credit facility have been used for capital expenditures on Telemar’s mobile telecommunications infrastructure for the northeastern region of Brazil. Disbursements of R$370 million under this credit facility were received in 2009. Loans under this credit facility bear interest at 10.0% per annum, with a 15% discount available for timely payment of the interest payments under these loans. Interest is payable quarterly in arrears from May 2009 through February 2011 and monthly in arrears thereafter through maturity in February 2019. The outstanding principal amount is payable in 96 equal monthly installments commencing in March 2011. At December 31, 2012, the outstanding principal amount under this credit facility was R$285 million.

Capital Expenditures

Our capital expenditures on property, plant and equipment and intangible assets were R$6,477 million in 2012, R$1,297 million in 2011 and R$889 million in 2010. The following table sets forth our capital expenditures on plant expansion and modernization for the periods indicated.

	Year Ended December 31,
	2012		2011		2010
	(in millions of reais)
Data transmission equipment	R$	1,365	R$	443	R$	146
Installation services and devices		1,318		115		—
Mobile network and systems		1,081		96		150
Voice transmission		645		144		260
Information technology services		392		60		55
Telecommunication services infrastructure		322		11		43
Buildings, improvements and furniture		244		6		3
Submarine cables		152		15		52
Network management system equipment		142		13		45
Backbone transmission		36		25		21
Internet services equipment		19		12		33
Other		761		357		81

Total capital expenditures		6,477		1,297		889
(Unpaid) amount and cash outflow to settle previously recorded liabilities		(1,147)		(413)		(134)

Total capital expenditures according to the cash flow statement	R$	5,330	R$	884	R$	755

Our 2013 capital expenditure budget totals approximately R$6 billion. We plan to finance such expenditures through operating cash flows and long-term financings. From this total, we have budgeted 23% of our 2013 capital expenditure budget for installation services and devices, 22% for data transmission equipment, including equipment for broadband services and fiber-to-the-home infrastructure, 15% for the mobile telephone services business, 10% for voice transmission, including capital expenditures necessary to meet our regulatory targets, 9% for information technology services, and 3% for telecommunications services infrastructure.

Our principal capital expenditures relate to a variety of projects designed to expand and upgrade our data transmission networks, our mobile services networks, our voice transmission networks, our information technology equipment and our telecommunications services infrastructure.

Data Transmission Equipment Programs

In our access networks, we have been in engaged in a program of deploying FTTH technology to support our “triple play” services, using a GPON network engineered to support IP TV and RF overlay video services, internet with speeds up to up to 200 Mbps, and VoIP services.

We have been engaged in a program of acquiring and installing data communications equipment to convert elements of our networks that use ATM protocol over legacy copper wire and SDH protocols to MPLS protocol over optical fiber, which supports IP and permits the creation of VPNs through our MetroEthernet networks.

We are upgrading our transport network to support 100 Gbps line rates in our optical DWDM systems and 100 Gbps interfaces at the IP backbone routers. We also deployed an optical switching layer based on optical transport network technology in order to provide more efficient use of our DWDM capacity, fast restorations, and IP routers traffic offloading.

We are in the process of quadrupling the capacity of our backbone as a result of the deployment of 40 Gbps optical technology. In 2013, we are implementing DWDM links of 100 Gbps between the States of Rio de Janeiro, São Paulo, Minas Gerais and Bahia. We are extending our optical fiber backbone and expect that it will reach Macapá (located in the State of Amapá) in 2013.

Mobile Services Network Programs

In February 2010, we completed a project to upgrade our core mobile network, with the primary goal of fully integrating the mobile network of Brasil Telecom Mobile into the mobile network of TNL PCS. We engaged Nokia Siemens Networks to replace our existing core mobile network, which relied on technology from Ericsson, with a new core mobile network that uses the same Nokia Siemens Networks technology employed in TNL PCS’ core mobile network to facilitate the integration of our networks. The total cost of this project was R$131 million.

We have undertaken a project to upgrade a portion of our mobile networks to enable us to increase the capacity of our mobile network. In 2012, we constructed 2,237 new radio base stations to support the growth of our subscriber base and expand the capacity at many of our existing radio base stations. In addition, we have undertaken a project to replace approximately 1,407 of our radio base stations in Region I, all of which employ Alcatel-Lucent technology, with Huawei base stations. We completed the replacement of these radio base stations in December 2012. Our total investment in these projects was R$151 million in 2010, R$100 million in 2011 and R$1,000 million in 2012.

We are engaged in a program of introducing wireless local loop technology which will provide service to our customers through our 2G network in areas not supported by our fixed-line network.

Since December 2007, when we acquired our authorizations to provide 3G services, we have engaged in a program of developing our 3G network. We are deploying new radio base stations and transceivers to improve our

3G coverage and quality in areas which we already serve, reducing the level of signal congestion in these areas, and to expand our 3G service to municipalities in Regions I, II and III where we currently do not provide 3G service. We are continuing to upgrade portions of our 3G mobile network to support greater data rates through the HSPA+ standard.

In June 2012, we acquired the authorizations and radio frequency licenses necessary for us to commence the offering of 4G services throughout Brazil. We intend to offer these services using Long Term Evolution, or LTE, network technology and have begun deploying our 4G LTE network. As part of this project, we have upgraded our existing mobile core to the LTE Evolved Packet Core, using an Evolved NodeB base station under a Radio Access Network that we will share with other Brazilian mobile services operators, and expect to offer 4G LTE services during the FIFA Confederations Cup to be held in Brazil in June 2013.

In November 2011, we began deploying a network of Wi-Fi hotspots in order to offload traffic from our mobile network. The Oi Wi-Fi network is composed of sub networks that are accessible (1) from indoor public and commercial sites, (2) from outdoor public spaces, and (3) from residential access points of our fixed-line customers that share access points in association with Fon.

Voice Transmission Network Programs

We are engaged in a program of investing in new equipment for our switching station to support next-generation networks to support offerings of new value-added services to our fixed-line customers. We believe that our investment in next-generation networks will:

•	assist us in meeting the increased demand for long distance traffic, both domestic and international, through the use of VoIP;

•	permit us to offer differentiated services, such voice over broadband; and

•	significantly promote fixed-mobile convergence.

As part of this program, we are concluding the deployment of an IP Multimedia Subsystem, or IMS, core that will facilitate our convergent voice, broadband and IP TV offerings. The IMS core not only will provide control for the VoIP resource but also integrated access control and authentication for all three services, significantly improving automation and speed for customer provisioning.

We are also undertaking a program of removing and replacing smaller switching stations and integrating these operations with other switching stations to promote efficiency in our operations.

We monitor the anticipated demands of new residential developments and the service demand growth of existing residential areas to ensure that we make adequate network equipment available to service the demands of these areas.

Information Technology Services Programs

We are investing in the expansion of capacity of our servers dedicated to our corporate customers with a view to increasing the efficiency of the services that we provide to these customers and to support our Oi Smart Cloud service, which we launched in 2012 to provide end-to-end virtual telecommunications and information technology solutions for our corporate clients.

Telecommunications Services Infrastructure Programs

We are investing in the expansion of the network operating platform supporting our network operations center to assist us in monitoring transmission failures in real time and assist us in correlating and integrating data related to these transmission failures to their root causes with the aim of reducing the frequency of these events. In 2012, we initiated projects to consolidate and replace Oi´s systems architecture.

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

The members of our board of directors are elected at general meetings of shareholders for two-year terms and are eligible for reelection. The terms of all current members expire at our annual shareholders’ meeting in 2014. Members of our board of directors are subject to removal at any time with or without cause at a general meeting of shareholders. Our by-laws do not contain any citizenship or residency requirements for members of our board of directors. Our board of directors is presided over by the chairman of the board of directors, and, in his absence, on an interim basis, by his designated alternate. The chairman of our board of directors is elected at a general meeting of shareholders from among the members of our board of directors, serves for a two-year term and is eligible for reelection. Our bylaws provide that the chairman of our board of directors may not serve as our chief executive officer.

Our board of directors ordinarily meets once every month and extraordinarily when a meeting is called by the chairman or any two other members of our board of directors. Decisions of our board of directors require a quorum of a majority of the directors and are taken by a majority vote of those directors present.

The following table sets forth certain information with respect to the current members of our board of directors and their alternates.

Name	Position	Member Since	Age
José Augusto da Gama Figueira	Chairman	January 2013	65
Zeinal Abedin Mahomed Bava	Director	April 2012	47
Luís Miguel da Fonseca Pacheco de Melo	Alternate	April 2012	45
Shakhaf Wine	Director	April 2012	43
Abilio Cesário Lopes Martins	Alternate	April 2012	41
Armando Galhardo Nunes Guerra Jr	Director	April 2012	57
Paulo Márcio de Oliveira Monteiro	Alternate	April 2012	54
Sergio Franklin Quintella	Director	April 2012	78
Bruno Gonçalves Siqueira	Alternate	April 2012	27
Renato Torres de Faria	Director	April 2012	51
Carlos Fernando Horta Bretas	Alternate	April 2012	53
Rafael Cardoso Cordeiro	Director	April 2012	32
André Sant’Anna Valladares de Andrade	Alternate	April 2012	28
Fernando Magalhães Portella	Director	April 2012	61
Carlos Jereissati	Alternate	April 2012	41
Alexandre Jereissati Legey	Director	April 2012	43
Carlos Francisco Ribeiro Jereissati	Alternate	April 2012	66
Pedro Jereissati	Director	April 2012	34
Cristina Anne Betts	Alternate	April 2012	43
Cristiano Yazbek Pereira	Director	April 2012	37
Erika Jereissati Zullo	Alternate	April 2012	42
Fernando Marques dos Santos	Director	May 2012	60
Laura Bedeschi Rego de Mattos	Alternate	April 2012	37
José Valdir Ribeiro dos Reis	Director	April 2012	67
Luciana Freitas Rodrigues	Alternate	April 2012	46
Carlos Fernando Costa	Director	April 2012	45
Marcelo Almeida de Souza	Alternate	June 2012	30
Carlos Augusto Borges	Director	April 2012	54
Alcinei Cardoso Rodrigues	Alternate	April 2012	48
João Carlos de Almeida Gaspar (1)	Director	April 2011	49
Antonio Cardoso dos Santos (1)	Alternate	April 2011	63

(1)	Elected by the preferred shareholders.

We summarize below the business experience, areas of expertise and principal outside business interests of our current directors and their alternates.

Directors

José Augusto da Gama Figueira. Mr. Figueira has served as our chairman since January 2013. He previously served as an alternate member of our board of directors since April 2011 as a nominee of FATL and was an alternate member of the board of directors of TNL from April 2004 until February 2012. He has served as a director of TmarPart since April 2008 and an executive officer of TmarPart since June 1999. He was an alternate director of TNL from March 2007 until February 2012, and an alternate director of Telemar from 2002 until February 2012. He previously served as a member of our board of directors from February 2009 until April 2011 and as an alternate member of TNL’s board of directors from April 2003 until March 2004. He has also served as president of Instituto Telemar since August 2001. He was an executive officer of Pegasus, a company in the Andrade Gutierrez Group, from July 1997 to August 1999, and a member of the fiscal council of Telecomunicações do Espírito Santo S.A., Telecomunicações do Piauí S.A. and Telecomunicações do Amazonas S.A. from April to December 1999. He holds a bachelor’s degree in electrical engineering from the Universidade do Estado do Rio de Janeiro and an MBA from FGV.

Zeinal Abedin Mahomed Bava. Mr. Bava has served as a member of our board of directors since April 2012 as a nominee of Bratel and was a member of the board of directors of TNL from April 2011 until February 2012. Mr. Bava has been chief executive officer of Portugal Telecom since March 2008. He was chief executive officer of PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. from May 2003 until September 2007; executive director and Portugal Telecom relationship manager at Merrill Lynch from 1998 until 1999; executive director and Portugal Telecom relationship manager at Deutsche Morgan Grenfell & Co. from 1996 to 1998; and executive officer of Warburg Dillon Read from 1989 to 1996. Mr. Bava has held various board positions throughout his career, including chairman of the board of directors of: PT Prime – Soluções Empresariais de Telecomunicações e Sistemas, S.A. from September 2007 until December 2011, PT Ventures, SGPS, S.A. from November 2008 until July 2010, PT Centro Corporativo, S.A. from March 2006 until April 2009, PT – Sistemas de Informação, S.A. from September 2007 until April 2009, PT PRO, Serviços Administrativos e de Gestão Partilhados, S.A. from February 2003 until June 2008, Previsão – Sociedade Gestora de Fundos de Pensões, S.A. from March 2003 to October 2007, TV Cabo Portugal, S.A. from March 2004 until September 2007, PT Conteúdos – Atividade de Televisão e de Produção de Conteúdos, S.A. from until September 2007, Lusomundo Cinemas, S.A. from until September 2007, Lusomundo Audiovisuais, S.A. from until September 2007, PT Televisão por Cabo, SGPS, S.A. from until September 2007, PT Prestações – Mandatária de Aquisições de Gestão de Bens, S.A. from March 2004 until 2006; vice-chairman of the board of directors of: PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. from November 2002 until September 2007, PT Comunicações, S.A. from January 2004 until December 2005 and PT Ventures, SGPS S.A. from 2000 until 2002; and a member of the board of directors of: Fundação Luso Brasileira from June 2009 until September 2009; Brasilcel, NV from December 2002 until October 2007, Portugal Telecom Investimentos Internacionais, S.A. from April 2004 until April 2006, PT Rede Fixa, SGPS S.A., from March 2006 until June 2009, PT Sistemas de Informação, S.A. from May 2004 until April 2006, PT Corporate – Soluções Empresariais de Telecomunicações e Sistemas, S.A. from June 2003 until April 2006, Páginas Amarelas, S.A. from January 2004 until May 2005; PT Compras – Serviços de Consultoria e Negociação, S.A. from May 2003 until 2005; CRT Celular Participações, S.A. from 2003 until 2005; Tele Sudeste Participações, S.A. from 2003 until 2005; Tele Leste Participações, S.A. from 2003 until 2005; Tele Centro Oeste Celular Participações, S.A. from 2003 until 2005; Portugal Telecom Brasil, S.A. from July 2002 until March 2004; BEST – Banco Electrônico de Serviço Total, S.A. from May 2001 until October 2004; and Telesp Celular Participações, S.A. from April 2001 until December 2003. Mr. Bava holds a degree in Electrical and Electrotechnical Engineering from University College London.

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

Armando Galhardo Nunes Guerra Jr. Mr. Guerra has served as a member of our board of directors since April 2012 as a nominee of AG Telecom. During his career, Mr. Guerra has developed various projects in the management and restructuring departments of companies such as Braspérola, Portal Clicon, Cia AIX de Participações, Andrade Gutierrez, Brasil Ferrovias S.A., Ponteio Lar Shopping and Shopping Píer 21. He also serves as a member of the board of directors of Cosipar – Cia Siderúrgica do Pará, Kepler Weber S.A., MASB – Desenvolvimento Imobiliário S.A., ESTRE Ambiental S.A. since and Contax Participações S.A. Previously, Mr. Guerra was chief executive officer of UNIPAR – União de Indústrias Petroquímicas S.A.; FEM – Projetos, Construções e Montagens S.A. from and MRS Logística S.A.; director of the Ministry of Mines and Energy; and a member of the National Council of Privatization, supervising state-owned steel mills, Companhia Vale do Rio Doce and DNPM. He served as a member of the board of directors of Quattor Participações S.A.; Brasil Ferrovias S.A.; Unipar; Cosipa; CSN; and CST. Mr. Guerra holds a degree in business administration, accounting and economics from Universidade Católica de Minas Gerais.

Sergio Franklin Quintella. Mr. Quintella has served as a member of our board of directors since April 2012 as a nominee of AG Telecom and was a member of the board of directors of TNL from April 2011 until February 2012. From 1965 until 1991, he was vice-president of Montreal Engenharia S.A. Mr. Quintella has served as a member of the Technical Council of the National Confederation of Trade (Conselho Técnico da Confederação Nacional do Comércio) since 1990 and as a member of the board of directors of Petrobras since 2009. He was president of the Auditors Tribunal (Tribunal de Contas) of the State of Rio de Janeiro from 1993 until 2005, CEO of Companhia do Jarí from 1982 until 1983, chief executive officer of IESA – Internacional de Engenharia S.A. from 1979 until 1990, and president of the Brazilian Association of Technical Standards (Associação Brasileira de Normas Técnicas) from 1975 until 1977. Mr. Quintella also served as a member of the boards of directors of the Brazilian National Monetary Council from 1985 until 1990, Refrescos do Brasil S.A from 1980 until 1985, Caemi Mineração e Metalurgia S.A. from 1979 until 1983, Sulzer S.A. from 1976 until 1979 and the National Bank of Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social) from 1975 until 1980. Mr. Quintella has served at several academic institutions, including as a member of the development councils for Pontifícia Universidade Católica of Rio de Janeiro since 1978 and Universidade Estácio de Sá since 2002 and as vice president of Fundação Getúlio Vargas since 2005. He also served as a board member of the National Institute of Advanced Studies (Conselho Diretor do Instituto Nacional de Altos Estudos) from 1991 until 2010. Mr. Quintella holds bachelor’s degrees in engineering from Universidade Católica do Rio de Janeiro, economics from Faculdade de Economia do Rio de Janeiro, economic engineering from Escola Nacional de Engenharia and a MBA from IPSOA in Italy. He also completed the Advanced Management Program at Harvard Business School and an extension course in public finance at Pennsylvania State University – Philadelphia.

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

Rafael Cardoso Cordeiro. Mr. Cordeiro has served as a member of our board of directors since April 2012 as a nominee of AG Telecom and was an alternate member of the board of directors of TNL from April 2011 until February 2012. He has been finance manager for AG Concessões since June 2002. From May 2005 until April 2011, he worked in the areas of treasury, structured finance, financial institution relations, capital markets, investor relations and economic-financial analysis of new projects at AG Concessões. From May 2004 until April 2005, he was a project engineer at Water Port. Currently, Mr. Cordeiro is a member of the board of directors of Contax Participações S.A. and CTX Participações S.A. He is a member of the Fiscal Council of CEMIG - Companhia Energética de Minas Gerais and a member of the board of directors of Water Port. He holds a bachelor’s degree in civil engineering from Universidade Federal de Minas Gerais.

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

Cristiano Yazbek Pereira. Mr. Pereira has served as a member of our board of directors since April 2012 as a nominee of L.F. Tel and was an alternate member of the board of directors of TNL from April 2010 until February 2012. He has been manager of corporate strategy of L.F. Tel since July 2009 and a member of the Board of Directors of Contax Participações S.A. since 2010. Mr. Pereira worked at Telefônica a as strategy, regulatory and commercial manager for small - and medium-sized companies in Latin America from January 2003 to July 2009. Mr. Pereira was a consultant at A.T. Kearney from 2001 to 2002 and Accenture from 2000 to 2001. He holds a bachelor’s degree in mechanical engineering from Escola Politécnica da Universidade de São Paulo and an Executive MBA from Business School São Paulo (BSP). He has also taken management courses at the Rotman School of Management of the University of Toronto and Escuela Superior de Administración y Dirección de Empresas (ESADE) in Barcelona.

Fernando Marques dos Santos. Mr. Santos has served as a member of our board of directors since May 2012 as a nominee of BNDESPar. Since 2012, he has been an executive officer of BNDES, where he is responsible for the human resources, AGIR Project and information technology and processes departments. Prior to being named an executive officer, he served in the office of the president and vice-president of BNDES. Mr. Santos has worked at BNDES since 1983, having served as superintendent of the credit department from 1994 to 2003, manager of the credit department (compliance) from 1989 to 1994 and manager of the projects department from 1983 to 1989. He holds a degree in mechanical engineering from Universidade do Estado do Rio de Janeiro – UERJ.

José Valdir Ribeiro dos Reis. Mr. Reis has served as a member of our board of directors since April 2012 as a nominee of PREVI. He has been chief executive officer and chairman of the board of directors of the Economic and Credit Cooperative of the Employees of Federal Financial Institutions (COOPERFORTE - Cooperativa de Economia e Crédito Mútuo dos Funcionários de Instituições Financeiras Públicas Federais) since July 1997. He was chief executive officer of PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil, pension fund for employees of Banco do Brasil, from 1993 until 1996. He served as a member of the Board of Directors of Teka S.A. from 2002 until 2003; chairman of the board of directors of Fundição Tupy S.A., from 1996 until 2002; a member of the board of directors of GTD Participações S.A. from 1995 until 1996; chairman of the deliberative council of Fenabb – Federação das AABBs from 2005 until 2008; and vice-president of the Brazilian Confederation of Credit Cooperatives (Confebrás – Confederação Brasileira das Cooperativas de Crédito) from 2003 until 2007. Mr. Reis holds a degree in economics from Universidade Federal de Juiz de Fora – Minas Gerais and a post-graduate degree in financial administration from AEUDF/ICAT - Brasília - DF.

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

André Sant’Anna Valladares de Andrade. Mr. Andrade has served as an alternate member of our board of directors since April 2012. Since January 2008, he has worked at Andrade Gutierrez Concessões S.A., where he is currently a project analyst with an emphasis on technical studies for project development, economic-financial analysis, portfolio management and control and company valuations. Mr. Andrade graduated with a degree in production engineering from Universidade Federal de Minas Gerais.

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

Carlos Francisco Ribeiro Jereissati. Mr. Jereissati has served as an alternate member of our board of directors since April 2012 as a nominee of L.F. Tel and was an alternate member of the board of directors of TNL from April 2007 until February 2012, having previously served as a member of TNL’s board of directors from August 1998 to April 2007, including as chairman from August 1998 to August 2000, from November 2002 to October 2003, and from November 2005 to April 2007. He has also served as a member of the board of directors of TmarPart since 1999, L.F. Tel since April 1999, and chairman of the board of directors of L.F. Tel since July 1999. He has been the chief executive officer of Jereissati Telecom S.A. since April 1984. Since 1970, Mr. Jereissati has served as the chief executive officer of Jereissati Participações S.A., a holding company that controls several companies, including Iguatemi Empresa de Shopping Centers S.A. and Jereissati Telecom S.A. He also served as a member of the board of directors of the BM&FBOVESPA, vice-chairman of the board of directors of Companhia Vidraria Santa Marina (a member of the Saint Gobain Group), president of the executive council of the Brazilian Association of Shopping Centers (Associação Brasileira de Shopping Centers), and member of the consultant council of the São Paulo State Union of Real Estate Companies. Mr. Jereissati holds a bachelor’s degree in economics from Mackenzie University of São Paulo. Mr. Jereissati is the father of our director Pedro Jereissati and our alternate directors Carlos Jereissati and Erika Jereissati Zullo and uncle of our director Alexandre Jereissati Legey.

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

Erika Jereissati Zullo. Ms. Zullo has served as an alternate member of our board of directors since April 2012 as a nominee of L.F. Tel. She is vice-president for retail at Iguatemi Empresas de Shopping Centers, where she has worked since 1989. She has been an associate of the ICSC – International Council of Shopping Centers since 1994, an associate of the Luxury Marketing Council since June 1996 and an alternate member of the board of directors of Abrasce –Associação Brasileira de Shopping Center S.A. since June 1996. She holds a bachelor’s degree in business administration from Universidade Makenzie and a post-graduate degree in communication and marketing from ESPM in 1995. Ms. Zullo is the daughter of our alternate director Carlos Francisco Ribeiro Jereissati, sister of our director Pedro Jereissati and our alternate director Carlos Jereissati and cousin of our director Alexandre Jereissati Legey.

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

Marcelo Almeida de Souza. Mr. Souza has served as an alternate member of our board of directors since June 2012 as a nominee of PETROS. He has been executive manager of the private credit department at PETROS since April 2012. From January 2011 to March 2012, he served as executive officer for investment planning at PETROS. From 2006 to 2008, he served as a manager in the private credit department at PETROS and investment analyst at the Brazilian Association of Financial Institutions (ANDIMA – Associação Nacional das Instituições do Mercado Financeiro). Since 2012, Mr. Souza has served as an alternate member of the board of directors of Invepar – Investimentos e Participações em Infra-Estrutura S.A., where he was a member of the fiscal council from November 2011 to May 2012. Mr. Souza holds a degree in business administration from Universidade Gama Filho and a specialization in finance from Coppead/UFRJ.

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

Our by-laws require that the board of executive officers consist of between two and ten members, including a chief executive officer and a chief financial officer. Our by-laws provide that our chief executive officer may not serve as chairman of our board of directors. Each officer is responsible for business areas that our board of directors assigns to them. The members of our board of executive officers, other than our chief executive officer and our chief financial officer, have no formal titles (other than the title of executive officer or “Diretor”).

The members of our board of executive officers are elected by our board of directors for two-year terms and are eligible for reelection. The current term of all of our executive officers ends on the date of our first board of directors’ meeting following our annual shareholders’ meeting in 2015. Our board of directors may remove any executive officer from office at any time with or without cause. According to the Brazilian Corporation Law, executive officers must be residents of Brazil but need not be shareholders of our company. Our board of executive officers holds meetings when called by our chief executive officer or any two other members of our board of executive officers.

The following table sets forth certain information with respect to the current members of our board of executive officers.

Name	Position	Date Elected/ Appointed	Age
José Mauro Mettrau Carneiro da Cunha	Chief Executive Officer	January 2013	63
Alex Waldemar Zornig	Chief Financial Officer	January 2009	54
Francis James Leahy Meaney	Executive Officer	February 2011	48
Tarso Rebello Dias	Executive Officer	May 2011	41
Pedro dos Santos Ripper	Executive Officer	April 2012	39
Júlio Cesar Fonseca	Executive Officer	April 2012	53
Eurico De Jesus Teles Neto	Executive Officer	April 2012	56
João de Deus Pinheiro de Macêdo	Executive Officer	April 2012	64
Bayard de Paoli Gontijo	Executive Officer	April 2012	41

Summarized below is information regarding the business experience, areas of expertise and principal outside business interests of our current executive officers.

José Mauro Mettrau Carneiro da Cunha. Mr. Cunha has served as our chief executive officer since January 2013. He previously served as chairman of our board of directors from February 2009 until January 2013, as a nominee of FATL, and was chairman of the board of directors of TNL from April 2007 until February 2012. Mr. Cunha has also been an alternate director of TmarPart since April 2008. He was a member of the board of directors of Telemar from April 1999 to May 2012. He has also served on the board of directors of Santo Antonio Energia S.A. since April 2008 and Vale S.A. since April 2010. Mr. Cunha was an executive officer of Lupatech S.A. from April 2006 to April 2012, where he served as a member of the board of directors from April 2006 to April 2012. He has also held several executive positions at BNDES, and was a member of its board of executive officers from 1991 to 2002. He was the vice president of strategic planning of Braskem S.A. from February 2003 to October 2005, and business consultant from November 2005 to February 2007. Mr. Cunha was a member of the board of directors of Log-In Logistica Intermodal from April 2007 to March 2011, Braskem S.A. from July 2007 to April 2010, Banco do Estado do Espírito Santo S.A. (Banestes) from April 2008 to April 2009, Light Serviços de Eletricidade S.A. from December 1997 to July 2000, Aracruz Celulose S.A. from June 1997 to July 2002, FUNTTEL from December 2000 to January 2002, FUNCEX - Fundação Centro de Estudos do Comércio Exterior from June 1997 to January 2002, and Politeno Indústria e Comércio S.A. from April 2003 to April 2004. Mr. Cunha holds a bachelor’s degree in mechanical engineering from Universidade Católica de Petrópolis in Rio de Janeiro and a master’s degree in industrial and transportation projects from Instituto Alberto Luiz Coimbra de Pós-Graduação (COPPE) at Universidade Federal do Rio de Janeiro. He attended the Executive Program in Management at the Anderson School at the University of California in Los Angeles.

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

Bayard de Paoli Gontijo. Mr. Gontijo has served as one of our executive officers since April 2012. Mr. Gontijo started working at Oi as Treasury Manager in 2003 and currently holds the position of Director of Treasury and Investor Relations. Mr. Bayard has over 19 years’ experience in the financial market and, since 1993, works with large companies and banks such as Banco Bamerindus do Brasil S.A, HSBC Bank Brasil S.A., and NET Serviços de Comunicações S.A. Mr. Gontijo holds a degree in Business Administration and holds an MBA from Coppead / UFRJ.

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

The following table sets forth certain information with respect to the current members of our fiscal council and their alternates.

Name	Position	Member Since	Age
Allan Kardec de Melo Ferreira	Chairman	February 2009	66
Newton Brandão Ferraz Ramos	Alternate	April 2012	43
Sidnei Nunes	Member	March 2013	53
Aparecido Carlos Correia Galdino	Alternate	March 2013	61
Umberto Conti	Member	March 2013	38
Carmela Carloni Gaspar	Alternate	March 2013	30
Marcos Duarte dos Santos (1)	Member	April 2010	43
Peter Edward Cortes Marsden Wilson (1)	Alternate	April 2012	38
Manuel Jeremias Leite Caldas (2)	Member	March 2013	57
Vanessa Montes de Moraes (2)	Alternate	March 2013	31

(1)	Elected by the preferred shareholders.
(2)	Elected by the minority shareholders.

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

Sidnei Nunes. Mr. Nunes has served as a member of our fiscal council since March 2013. He served as an alternate member of our fiscal council from April 2012 to March 2013 and as a member of our fiscal council from April 2011 to April 2012. He served as an alternate member of the fiscal council of TNL from April 2007 through February 2012, an alternate member of the fiscal council of TmarPart since April 2008 and an alternate member of the fiscal council of Telemar from April 2007 through February 2012. He served as an alternate member of our fiscal council from February 2009 to April 2011. He has been managing officer of Jereissati Participações S.A. since April 2008, chief financial officer of Jereissati Telecom S.A. since April 2008 and managing officer of L.F. Tel since April 2006. Mr. Nunes has served as a member of the boards of directors of Iguatemi Empresa de Shopping Centers S.A. since April 2006, L.F. Tel since April 2006, and Grande Moinho Cearense S.A. since April 2005. Mr. Nunes is a financial officer and controller of several companies of the Jereissati Group since September 1995. Mr. Nunes holds bachelor’s degrees in business administration and accounting from the Faculdade de Administração Paulo Eiró and an MBA from the University of São Paulo.

Umberto Conti. Mr. Conti has served as a member of our fiscal council since March 2013. Since October 2010, he has been the new business development coordinator at FUNCEF, where he previously served as special consultant to the president from November 2006 to October 2010. From September 1999 to November 2006, Mr. Conti was an economist at Caixa Econômica Federal. He has also served as a member of the investment committees of the Brazilian private equity investment funds FIP CRP VII since March 2010 and FIP Terra Viva since January 2009. He holds bachelor’s degrees in data processing technology from Universidade Mackenzie and geography from Universidade de São Paulo and a graduate degree in finance from IBMEC.

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

Manuel Jeremias Leite Caldas. Mr. Caldas has served as a member of our fiscal council as a nominee of our minority shareholders since March 2013. He has been a consultant at Alto Capital Gestão de Recursos since 2007. Previously, he was manager of the technical department of Banco PEBB S.A. from 1996 to 2006, research manager at Banco Gulfinvest S.A. from 1994 to 1995, manager of the economics department at Banco Nacional S.A. from 1991 to 1994, financial analyst at Banco Bozano Simonsen S.A. from 1990 to 1991, engineer at Light Serviços de Eletricidade S.A. from 1989 to 1990 and engineer at Usina Itaipu in 1981. Mr. Caldas has served as a member of the board of directors of Eletropaulo Metropolitana Eletricidade de São Paulo S.A. since April 2012, an alternate member of the board of directors of Contax Participações S.A since 2012 and São Carlos Empreendimentos e Participações S.A. since 2011 and a member of the fiscal council of Centrais Elétricas Brasileiras S.A. – Eletrobras since 2012. He also served as a member of the fiscal council of Companhia Energética do Rio Grande do Norte (Cosern) from 2009 to 2011. Mr. Caldas holds a bachelors’ degree in electrical engineering from Instituto Militar de Engenharia – IME and a master’s degree and a doctorate in economics from FGV.

Alternate Fiscal Council Members

Newton Brandão Ferraz Ramos. Mr. Ramos has served as an alternate member of our fiscal council since April 2012. He has been the controller at Andrade Gutierrez Concessões S.A. since July 1998. Mr. Ramos has served as a member of the fiscal council of Cia. de Saneamento do Paraná – SANEPAR since 2006, Cia. de Concessões Rodoviárias - CCR S.A. since 2005 and Dominó Holdings S.A. since 2008. He has also served as an alternate member of the board of directors of CEMIG - Companhia Energética de Minas Gerais S.A. since 2010. Mr. Ramos holds a degree in accounting sciences from Pontifícia Universidade Católica de Minas Gerais, a graduate degree in business administration from Universidade FUMEC and an MBA in finance from Fundação Dom Cabral.

Aparecido Carlos Correia Galdino. Mr. Galdino has served as an alternate member of our fiscal council since March 2013. He previously served as a member of our fiscal council, from February 2011 to March 2013. He has also served as a member of the fiscal council of TmarPart since April 2008. Mr. Galdino was an alternate member of the fiscal council of TNL from April 2009 through February 2012. He joined the Jereissati Group in 1971 and has been managing officer and investor relations officer of Jereissati Participações S.A. since April 1990. He has served as the chief financial officer of La Fonte Participações S.A. since April 1990, and has been a member of the board of directors of L.F. Tel S.A. since February 2008, Iguatemi Empresa de Shopping Centers S.A. since July 2008 and Jereissati Telecom S.A. since April 1991. He has served as a member of the fiscal council of Contax Participações S.A. since April 2008, as a member of the fiscal council of Tele Norte Celular Participações S.A. from May 2008 to present and as a member of the fiscal council of Amazônia Celular S.A. from May 2008 to March 2009. Mr. Galdino holds a bachelor’s degree in business administration from Faculdades Integradas Princesa Isabel.

Carmela Carloni Gaspar. Ms. Gaspar has served as an alternate member of our fiscal council since March 2013. She has been an analyst at FUNCEF since December 2012. She was a products analyst at BANCOOB – Banco Cooperativo do Brasil S.A. from June 2012 to November 2012 and projects manager at R8 Consultoria Empresarial Ltda. from December 2009 to June 2012. From December 2006 to December 2009, she held various positions at Oi, including junior analyst in the controlling department from December 2006 to March 2008, senior analyst in the planning and marketing department from March 2008 to February 2009 and senior analyst in the Region II offers department from February 2009 to December 2009. Ms. Gaspar began her professional career as a business analyst at Spectrum Latino América S.A. /Value Partners. Ms. Gaspar holds a bachelor’s degree in economic sciences from Universidade de Brasília and an MBA in projects from FGV.

Peter Edward Cortes Marsden Wilson. Mr. Wilson has served as an alternate member of our fiscal council since April 2012. He has been a partner at Managrow Consultoria Estratégica em Finanças Ltda. since 2007. From 2004 to 2007, he was an equity manager at PHI Capital Management; from 2001 to 2004, he was adjunct manager of investments at Grupo Ourinvest; and from 1993 to 1998, he was responsible for the middle and back offices of Banque Nationale de Paris, Latin America Investment Banking Group, where he was also an equity and fixed income fund trader. Mr. Wilson holds a degree in public administration, an MBA in finance and a master’s degree in economics from FGV.

Vanessa Montes de Moraes. Ms. Moraes has served as an alternate member of our fiscal council since March 2013. She has been a partner at Argucia Capital Management Ltda. since February 2006, where she is responsible for the compliance, risk and products department. From August 2003 to December 2005, she was an analyst and variable income manager at Mellon Global Investments Brasil S/C Ltda.; from April 2003 to August 2003, she worked in the treasury department of Souza Cruz S.A.; and from January 2002 to October 2002, she was a research assistant at FGV. Ms. Moraes served as a member of the fiscal council of Contax Participações S.A. from 2010 to 2011 and an alternate member of Companhia Energética do Rio Grande do Norte (Cosern) from 2009 to 2011. Ms. Moraes holds a bachelor’s degree and a master’s degree in economics from IBMEC, and graduate degrees in corporate law from FGV and IBMEC.

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

The aggregate compensation paid by us to all members of our board of directors, board of executive officers and our fiscal council for services in all capacities was R$17.2 million in 2012. This amount includes pension, retirement or similar benefits for our officers and directors.

On March 21, 2013, our shareholders (acting at the annual shareholders’ meeting) established the following compensation for the year 2013:

•	board of directors: an aggregate limit of R$6,765,293;

•	board of executive officers: an aggregate limit of R$48,789,371, not including possible amounts paid as benefits, representation allowance or profit sharing; and

•	fiscal council: an aggregate limit of R$468,641.

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

Share Ownership

As of April 25, 2013, the number of our common and preferred shares held by the members of our board of directors and board of executive officers, supervisory or management bodies, including outstanding stock options, do not exceed 1% of either class of our outstanding shares.

Employees

As of December 31, 2012, we had a total of 36,739 employees. All of our employees are employed on a full-time basis, divided into the following functions: network operations, sales and marketing, information technology, call center operations, support areas and authorized agents.

The table below sets forth a breakdown of our employees by main category of activity and geographic location as of the dates indicated:

	As of December 31,
	2012	2011	2010
Number of employees by category of activity:
Plant operation, maintenance, expansion and modernization	9,286	1,806	1,467
Sales and marketing	5,421	820	818
Call center operations	16,994	15,405	14,500
Support areas	4,778	1,998	1,177
Authorized agents	260	84	96

Total	36,739	20,113	18,058

Number of employees by geographic location:
Goiás	9,564	7,476	8,005
Paraná	4,359	3,443	4,223
Federal District	699	613	560
Santa Catarina	319	367	916
Mato Gross do Sul	3,725	3,294	2,285
Rio Grande do Sul	721	526	443
São Paulo	2,046	954	578
Mato Grosso	192	232	126
Rondônia	68	104	73
Maranhão	158	190	1
Roraima	34	5	—
Pará	296	180	11
Tocantins	40	234	33
Alagoas	57	16	2
Amazonas	219	43	3
Paraiba	116	11	—
Pernambuco	442	24	1
Piauí	71	39	1
Rio Grande do Norte	97	9	1
Acre	22	34	20
Rio de Janeiro	10,924	1,835	634
Minas Gerais	1,243	150	49
Ceará	412	57	14
Amapá	34	1	—
Bahia	589	179	18
Sergipe	73	10	3
Espírito Santo	145	18	6
United States, Bermuda, Venezuela and Colombia	74	69	52

Total	36,739	20,113	18,058

We negotiate separate collective bargaining agreements with the local unions in each of the states in Regions I, II and Region III for our company and each of our subsidiaries operating in such states. New collective bargaining agreements with these unions are negotiated every year. We maintain good relations with each of the unions representing our employees. As of December 31, 2012, approximately 33.7% of the employees of our company were members of state labor unions associated either with the National Federation of Telecommunications Workers (Federação Nacional dos Trabalhadores em Telecomunicações), or Fenattel, or with the Interstate Federation of Telecommunications Workers (Federação Interestadual dos Trabalhadores em Telecomunicações), or Fittel. We have never experienced a strike that had a material effect on our operations.

Employee Benefits

Pension Benefit Plans

Sistel

Fundação Sistel de Seguridade Social, or Sistel, is a not-for-profit private pension fund created by Telebrás in November 1977 to supplement the benefits provided by the federal government to employees of the former Telebrás System. The following are pension plans managed by Sistel.

PBS-A Plan

Since the privatization of Telebrás, the Sistel Benefits Plan (Plano de Benefícios da Sistel – Assistidos), or PBS-A plan, a defined benefit plan, has been sponsored by the fixed-line telecommunications companies that resulted from the privatization of Telebrás, including our company and TNL. The PBS-A plan is self-funded and has been closed to new members since January 2000. Contributions to the PBS-A plan are contingent on the determination of an accumulated deficit and we are jointly and severally liable, along with other fixed-line telecommunications companies, for 100% of any insufficiency in payments owed to members of the PBS-A plan. As of December 31, 2012, the PBS-A plan had a surplus of R$2.4 billion and we were not required to make contributions to the PBS-A plan in 2012, 2011 or 2010.

PBS-TNCP Plan

Since the privatization of Telebrás, our subsidiary Tele Norte Celular Participações S.A., or TNCP, has sponsored the Sistel Benefits Plan – TNCP (Plano de Benefícios da Sistel – TNCP), or PBS-TNCP plan. The PBS-TNCP plan has been closed to new members since April 2004. Contributions to the PBS-TNCP plan are contingent on the determination of an accumulated deficit. As a result of the corporate reorganization and TNL’s earlier acquisition of control of TNCP, we are liable for 100% of any insufficiency in payments owed to members of the PBS-TNCP plan. As of December 31, 2012, the PBS-TNCP plan had a surplus of R$24 million and we made contributions to the PBS-TNCP plan of less than R$1 million in 2012, 2011 and 2010.

CELPREV Plan

In March 2004, Amazônia Celular S.A., or Amazônia, a subsidiary of TNCP, began sponsoring the CelPrev Amazônia, or CELPREV, plan, a defined contribution plan managed by Sistel. The CELPREV plan was offered to employees of Amazônia who did not participate in the PBS-TNCP plan, as well as to its new employees. Participants in the PBS-TNCP plan were encouraged to migrate to the CELPREV plan. Approximately 27.3% of Amazônia’s active employees that were participants in the PBS-TNCP plan migrated to the CELPREV plan. As of December 31, 2012, the CELPREV plan had a surplus of approximately R$1 million and we were not required to make contributions to the CELPREV plan in 2012, 2011 or 2010.

PAMA Plan and PCE Plan

Since the privatization of Telebrás, the Medical Assistance Plan to the Retired (Plano de Assistência Médica ao Aposentado), or PAMA, a health-care plan managed by Sistel, has been sponsored by the fixed-line telecommunications companies that resulted from the privatization of Telebrás, including our company. The PAMA plan is defined contribution plan and has been closed to new members since February 2000, other than new beneficiaries of current members and employees that are covered by the PBS-A plan who have not yet elected to join the PAMA plan.

In December 2003, we and the other telecommunications companies that resulted from the privatization of Telebrás began sponsoring the PCE –Special Coverage Plan, or the PCE plan, a defined contribution plan health-care plan managed by Sistel. The PCE plan is open to employees that are covered by PAMA plan. From March to July 2004, December 2005 to April 2006 and June to November 2008, we and TNL offered incentives to our employees to migrate from the PAMA plan to the PCE plan. As of December 31, 2012, the PAMA plan had a deficit and we were required to make contributions to the PAMA plan of less than R$1 million in 2012, 2011 or 2010.

FATL

Fundação Atlântico de Seguridade Social, or FATL, is a not-for-profit, independent private pension fund that manages pension plans for the employees of its plans’ sponsors.

TCSPREV Plan

In December 1999, we and the other companies that participate in the plans managed by Sistel agreed to withdraw the active participants in these plans and each company agreed to establish its own separate new plan for these participants. In February 2000, we began sponsoring the TCSPREV Plan, a private defined contribution pension plan and settled benefit plan offered to our employees that participated in the PBS-A plan and new employees who were employed by our company after the privatization of the Telebrás System. Approximately 80% of our active employees that were participants in the PBS-A plan migrated to the TSCPREV plan. In March 2005, Fundação 14 de Previdência Privada, or Fundação 14, a private not-for-profit pension fund created by Brasil Telecom Holding in 2004 to manage the TSCPREV plan, began managing the TSCPREV plan. In January 2010, FATL began managing the TSCPREV plan.

The TCSPREV plan offers three categories of benefits to its members: (1) risk benefits, which are funded according to the defined benefit method; (2) programmable benefits, which are funded according to the defined contribution method; and (3) proportional paid benefits, applicable to those employees who migrated to a defined contribution method with their rights reserved as contributors to the defined benefit system. This plan was closed to new participants in March 2003; however, we resumed offering programmable benefits under this plan to new employees beginning in March 2005. We are liable for any deficits incurred by the TCSPREV plan according to the existing proportion of the contributions we make to this plan. As of December 31, 2012, the TCSPREV plan had a surplus of R$971 million and we were not required to make contributions to the TCSPREV plan in 2012, 2011 or 2010.

BrTPREV Plan

In 2000, as a result of our acquisition of CRT, we assumed liability for retirement benefits to CRT’s employees by means of the creation of the Fundador/Alternativo plan, a defined benefit plan, which is managed by Fundação BrTPREV, a private not-for-profit pension fund created by CRT in 1971 to manage the CRT plans. This plan has been closed to new members since October 2002.

In October 2002, we began sponsoring the BrTPREV plan, a private defined contribution pension plan and settled benefit plan offered to our employees that participated in the Fundador/Alternativo plan and new employees of our company. Approximately 96% of our active employees that were participants in the Fundador/Alternativo plan migrated to the BrTPREV plan. This plan was offered to our new employees from March 2003 to February 2005, when it was closed to new participants. In March 2005, Fundação BrTPREV began managing these plans. In

January 2010, FATL began managing the Fundador/Alternativo plan and the BrTPREV plan. In July 2012, the Fundador/Alternativo plan was merged into the BrTPREV plan, and participants and beneficiaries of the Fundador/Alternativo plan automatically became members of the BrTPREV plan.

The BrTPREV plan offers three categories of benefits to its members: (1) risk benefits, which are funded according to the defined benefit method; (2) programmable benefits, which are funded according to the defined contribution method; (3) proportional paid benefits, applicable to those employees who migrated to a defined contribution method with their rights reserved as contributors to the defined benefit system. We are liable for any deficits incurred by the BrTPREV plan according to the existing proportion of the contributions we make to this plan. As of December 31, 2012, the BrTPREV plan had a deficit of R$580 million, which is being amortized through 2022. Since February 2003, we have been making additional monthly contributions to the Fundador/Alternativo plan and the BrTPREV plan to reduce these deficits. During 2010, 2011 and 2012, we contributed R$99 million, R$91 million and R$95 million, respectively, to the BrTPREV plan and the Fundador/Alternativo plan to reduce these deficits.

PBS Telemar Plan

In September 2000, Telemar began sponsoring the PBS-Telemar plan, a private defined benefit plan offered to Telemar’s employees. In February 2005, FATL began managing the PBS Telemar plan. As a result of the corporate reorganization, we have assumed Telemar’s obligations under the PBS-Telemar plan.

The PBS-Telemar plan has the same characteristics as the PBS-A plan. The PBS-Telemar plan was closed to new participants in September 2000. We are responsible for any deficits incurred by the PBS-Telemar plan according to the existing proportion of the contributions we make to this plan and those made by participants. As of December 31, 2012, the PBS-Telemar plan had a surplus of R$46 million and we were not required to make contributions to the PBS-Telemar plan in 2012, 2011 or 2010.

TelemarPrev Plan

In September 2000, Telemar began sponsoring the TelemarPrev plan, a private defined contribution pension plan and settled benefit plan offered to Telemar’s employees that participated in the PBS-Telemar plan and new employees who were employed by Telemar after the privatization of the Telebrás System. Approximately 96% of Telemar’s active employees that were participants in the PBS-Telemar plan migrated to the TelemarPrev plan. In February 2005, FATL began managing the TelemarPrev plan. As a result of the corporate reorganization, we have assumed Telemar’s obligations under the TelemarPrev plan.

The TelemarPrev plan offers two categories of benefits to its members: (1) risk benefits, which are funded according to the defined benefit method; and (2) programmable benefits, which are funded according to the defined contribution method. We are liable for any deficits incurred by the TelemarPrev plan according to the proportion of the contributions we make to this plan. As of December 31, 2012, the TelemarPrev plan had a surplus of R$260 million and we were not required to make contributions to the TelemarPrev plan in 2012, 2011 or 2010.

For more information on our pension benefit plans, see note 26 to our consolidated financial statements.

Medical, Dental and Employee Assistance Benefits

We provide our employees with medical and dental assistance, pharmacy and prescription drug assistance, group life insurance and meal, food and transportation assistance. We and our employees cover the costs of these benefits on a shared basis. In 2012, we contributed R$60 million to the medical and dental assistance plans, R$6 million to the occupational medicine plans, R$82 million for the Worker’s Food Program (Programa de Alimentação do Trabalhador), or PAT, and R$7 million to the other benefits programs.

We sponsor and manage health care benefits for some retirees and pensioners that are members of the TCSPREV plan under the PAMEC-BrT plan, a defined benefit plan. The contributions for the PAMEC-BrT plan were fully paid in July 1998, through a single payment. In November 2007, the assets and liabilities of PAMEC-BrT were transferred from Fundação 14 to us and we began managing the plan. As a result of the transfer, we do not recognize assets to cover current expenses and we fully recognize the actuarial obligations as liabilities.

Profit Sharing Plans

Our collective bargaining agreements with several labor unions require us to pay bonuses to employees who reach certain operational targets. As of December 31, 2012, we had provisioned R$423 million to be distributed in bonuses with respect to 2012.

We also have implemented a profit sharing plan as an incentive for employees to pursue our goals and to align employees’ interests with those of our shareholders. Profit sharing occurs if economic value-added targets and other targets defined annually by our board of directors are achieved.

Education and Training

We contribute to the professional qualification of our employees by offering training for the development of organizational and technical skills. We offered approximately 312,000 hours of training in 2012. In 2012, we invested approximately R$22 million in the qualification and training of our employees.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Oi has two outstanding classes of share capital: common shares and preferred shares with no par value. Generally, only Oi’s common shares have voting rights. Oi’s preferred shares have voting rights only in exceptional circumstances.

As of April 25, 2013, we had 599,008,629 issued common shares and 1,198,077,775 issued preferred shares, including 84,250,695 common shares and 72,808,066 preferred shares held in treasury.

As of April 25, 2013, we had approximately 2,104,466 million shareholders, including 234 U.S. resident holders of our common shares and approximately 265 U.S. resident holders of our preferred shares (including The Bank of New York Mellon, as depositary under our American Depositary Receipt, or ADR, facilities). As of April 25, 2013, there were 57,000,262 common shares (including common shares represented by ADSs) and 252,518,462 preferred shares (including preferred shares represented by ADSs) held by U.S. resident holders.

The following table sets forth information concerning the ownership of our common shares and preferred shares as of April 25, 2013, by each person whom we know to be the owner of more than 5% of our outstanding common shares, and by all of our directors and executive officers as a group. Except for the shareholders listed below, we are not aware of any other of our shareholders holding more than 5% of any class of our share capital. Our principal shareholders have the same voting rights with respect to each class of our shares that they own as other holders of shares of that class.

	Common Shares		Preferred Shares		Total
Name	Number of Shares	%	Number of Shares	%	Number of Shares	%
Telemar Participações S.A.(1)	290,549,788	56.4	—	0.0	290,549,788	17.7
Bratel Brasil S.A.(2)	326,917,780	64.0	218,668,046	19.4	545,585,826	33.3
AG Telecom Participações S.A.(3)	290,549,788	56.4	74,516,904	6.6	365,066,692	22.3
LF Tel S.A.(4)	290,549,788	56.4	74,516,473	6.6	365,066,261	22.3
All directors, fiscal council members, their alternates and executive officers as a group (50 persons)	80,799	*	320,897	*	401,696	*

(1)	Represents 249,734,835 common shares held directly by TmarPart and 40,814,953 common shares held by Valverde Participações S.A., a wholly-owned subsidiary of TmarPart.
(2)	Represents 36,367,992 common shares and 218,668,046 preferred shares held directly by Bratel Brasil S.A., and 290,549,788 common shares held by TmarPart. Bratel Brasil S.A. is one of the shareholders of TmarPart. Bratel Brasil S.A. disclaims beneficial ownership of the shares of our company owned by TmarPart, other than with respect to its proportionate interest in these shares.
(3)	Represents 74,516,904 preferred shares held directly by AG Telecom Participações S.A., and 290,549,788 common shares held by TmarPart. AG Telecom Participações S.A. disclaims beneficial ownership of the shares of our company owned by TmarPart, other than with respect to its proportionate interest in these shares.
(4)	Represents 74,516,473 preferred shares held directly by L.F. Tel S.A., and 290,549,788 common shares held by TmarPart. L.F. Tel S.A. disclaims beneficial ownership of the shares of our company owned by TmarPart, other than with respect to its proportionate interest in these shares.
*	less than 1%

Changes in Share Ownership

On February 27, 2012, the shareholders of TNL, Telemar, Coari and Brasil Telecom approved the corporate reorganization, including:

•	the Coari merger, in which:

•	each issued and then outstanding share of Brasil Telecom held by Coari and all Coari shares held in treasury were cancelled;

•	each issued and then outstanding common share of Coari was converted automatically into 5.1149 common shares of Brasil Telecom;

•	each issued and then outstanding preferred share of Coari was converted automatically into 0.3904 common shares of Brasil Telecom and 4.0034 preferred shares of Brasil Telecom;

•	Coari ceased to exist; and

•	Telemar became a wholly-owned subsidiary of Brasil Telecom; and

•	The TNL merger, in which:

•	each TNL share held in treasury prior to the TNL merger was cancelled, and each issued and then outstanding share of Brasil Telecom held by TNL was cancelled, other than 24,647,867 common shares of Brasil Telecom, which were transferred to the treasury of Brasil Telecom;

•	each issued and then outstanding common share of TNL (other than common shares held by shareholders who exercised their withdrawal rights with respect to such common shares) was converted automatically into 2.3122 common shares of Brasil Telecom;

•	each issued and then outstanding preferred share of TNL was converted automatically into 0.1879 common shares of Brasil Telecom and 1.9262 preferred shares of Brasil Telecom; and

•	TNL ceased to exist.

As a result of the corporate reorganization, as of April 25, 2013, TmarPart directly and indirectly owned 17.7% of the total outstanding share capital of Oi, including 56.4% of its outstanding voting share capital.

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

On April 25, 2008, TmarPart announced that its shareholders had agreed to a restructuring of their holdings of TmarPart. In July 2009, Fiago Participações S.A., or Fiago, one of the shareholders of TmarPart, distributed the shares of TmarPart that it held to PREVI, PETROS, FUNCEF and FATL. On June 17, 2010, BNDESPar conducted an auction of a portion of its common shares of TmarPart over the BM&FBOVESPA, and FUNCEF and PETROS each exercised its respective pre-emptive rights with respect to the sale of these shares. The transfer of these shares from BNDESPar to FUNCEF and PETROS was settled on November 18, 2010.

On March 28, 2011:

•	Bratel purchased an aggregate of 261,631,051 common shares of Tmar Part, representing 9.6% of the outstanding common shares of TmarPart, from BNDESPar, PREVI, PETROS and FUNCEF; and

•	TmarPart conducted a capital increase in which it issued 186,664,449 common shares, in which (1) Bratel purchased an aggregate of 91,225,537 common shares of Tmar Part, representing 3.1% of the outstanding common shares of TmarPart, (2) AG Telecom and its subsidiary Luxemburgo Participações S.A., or Luxemburgo, which merged into AG Telecom in December 2011, purchased an aggregate of 36,784,481 common shares of Tmar Part, representing 1.3% of the outstanding common shares of TmarPart, (3) LF Tel purchased an aggregate of 36,784,491 common shares of Tmar Part, representing 1.9% of the outstanding common shares of TmarPart, and (4) FATL purchased an aggregate of 21,869,930 common shares of Tmar Part, representing 0.7% of the outstanding common shares of TmarPart.

The following table sets forth information concerning the ownership of the common shares and preferred shares of TmarPart following the completion of the sale of these shares.

	Common Shares		Preferred Shares		Total
Name	Number of Shares	%	Number of Shares	%	Number of Shares	%
L.F. Tel S.A.	565,880,376	19.4	—	—	565,880,376	19.3
AG Telecom Participações S.A	565,880,376	19.4	—	—	565,880,376	19.3
BNDES Participações S.A	381,551,843	13.1	733,336	100.0	382,285,179	13.1
Bratel Brasil S.A	352,856,590	12.1	—	—	352,856,590	12.1
Fundação Atlântico de Seguridade Social	336,439,735	11.5	—	—	336,439,735	11.5
PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil	283,380,453	9.7	—	—	283,380,453	9.7
FUNCEF – Fundação dos Economiários Federais	218,777,747	7.5	—	—	218,777,747	7.5
PETROS – Fundação Petrobras de Seguridade Social	218,777,747	7.5	—	—	218,777,747	7.5

The following is a brief description of the principal shareholders of TmarPart:

L.F. Tel S.A. is a subsidiary of Jereissati Telecom S.A., a holding company that is part of the Jereissati Group. The Jereissati Group partially owns and manages fourteen shopping malls in the Southern and Southeastern regions of Brazil. In 1997, the Jereissati Group made its first investment in the telecommunications sector by acquiring a small stake in the Band B telephone mobile operators Americel S.A. and Telet, which it sold in 2001. L.F. Tel has then been investing in telecommunications in Brazil through TNL and its subsidiaries.

AG Telecom Participações S.A. is a subsidiary of Andrade Gutierrez S.A. responsible for managing the telecommunications business of the Andrade Gutierrez Group. This Group is focused on three core businesses: (1) engineering and construction work in Brazil and abroad; (2) public concessions in Brazil; and (3) telecommunications in Brazil.

BNDES Participações S.A., or BNDESPar, is a subsidiary of BNDES that offers long-term financing to Brazilian companies to contribute to the country’s development. BNDESPar is dedicated to strengthening the capital structure of private companies in Brazil and developing the capital markets in Brazil in a manner that is consistent with the operational priorities and policies established by BNDES. See “—Related Party Transactions—BNDES Facilities.”

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

PETROS—Fundação Petrobras de Seguridade Social is a private supplementary pension entity established by Petróleo Brasileiro S.A., whose objective is to establish, administer and manage the benefit plans of various entities with whom it has entered into advisory agreements.

TmarPart Shareholders’ Agreements

On April 25, 2008, TmarPart’s shareholders entered into two shareholders’ agreements. We refer to the shareholders’ agreement among AG Telecom, L.F. Tel, Asseca Participações S.A., or Asseca, BNDESPar, Fiago, and FATL as parties, with TmarPart, PREVI, PETROS, FUNCEF and Andrade Gutierrez Investimentos em Telecomunicações S.A., as intervening parties, as the Global Shareholders’ Agreement. We refer to the shareholders’ agreement among AG Telecom, L.F. Tel, Asseca and FATL as parties, with TmarPart and Andrade Gutierrez Investimentos em Telecomunicações S.A., as intervening parties, as the Control Group Shareholders’ Agreement.

On June 20, 2008, the 352,730,590 common shares of TmarPart owned by Asseca were distributed to L.F. Tel and Luxemburgo, with each receiving 176,365,295 common shares of TmarPart. As a result, Asseca is no longer a shareholder of TmarPart and has no rights under the Global Shareholders’ Agreement or the Control Group Shareholders’ Agreement.

In July 2009, Fiago distributed the shares of TmarPart that it held to PREVI, PETROS, FUNCEF and FATL. As a result of this distribution, Fiago is no longer a shareholder of TmarPart and has no rights under the Global

Shareholders’ Agreement. Following this distribution, PREVI holds sufficient voting share capital of TmarPart to designate one member of the board of directors of each of the controlled subsidiaries and his or her alternate, as described below.

On January 25, 2011, TmarPart’s shareholders amended the Global Shareholders’ Agreement and the Control Group Shareholders’ Agreement to reflect Bratel’s acquisition of voting shares of TmarPart and to increase the quorum requirements to hold pre-meetings and approve certain designated matters. The amendment to the Global Shareholders’ Agreement was entered into among AG Telecom, Luxemburgo, BNDESPar, PREVI, FATL, FUNCEF, PETROS, L.F. Tel and Bratel, as parties, with TmarPart and Portugal Telecom SGPS, as intervening parties. The amendment to the Control Group Shareholders’ Agreement was entered into among AG Telecom, Luxemburgo, L.F. Tel and FATL, as parties, with TmarPart, as intervening party.

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

The parties to the Global Shareholders’ Agreement have agreed to the following provisions with respect to elections of members of the boards of directors and executive officers, and the voting of their shares, of Oi and each of Oi’s subsidiaries that have annual net operating revenue equal to or greater than R$100 million, which we refer to as the controlled subsidiaries:

•	AG Telecom, L.F. Tel, and FATL will together have the right to designate a majority of the members of the board of directors of each of the controlled subsidiaries;

•	each increment of 7% of the voting share capital of TmarPart held by each of AG Telecom, L.F. Tel and FATL will entitle that party to designate one member of the board of directors of each of the controlled subsidiaries and his or her alternate;

•	so long as it holds at least 7% of the voting share capital of TmarPart, Bratel will be entitled to designate two members of the board of directors of TNL and their alternates, among the directors and executive officers of Bratel;

•	each increment of 7% of the voting share capital of TmarPart held by each of BNDESPar, PREVI, PETROS and FUNCEF will entitle that party to designate (1) one member of the board of directors of TNL and his or her alternate, and (2) one member of the board of directors of each of the controlled subsidiaries and his or her alternate;

•	PREVI, PETROS and FUNCEF will be entitled to aggregate their shares with BNDESPar to determine their eligibility to exercise the rights described above;

•	AG Telecom, L.F. Tel, BNDESPar, Bratel, FATL, PREVI, PETROS, and FUNCEF will together, through rules outlined in the Global Shareholders’ Agreement, select the chief executive officers of each of the controlled subsidiaries;

•	the chief executive officer of TNL will select the other executive officers of TNL;

•	the chief executive officer of TNL in conjunction with the chief executive officer of each of the other controlled subsidiaries will select the other executive officers of that controlled subsidiary;

•	BNDESPar, PREVI, PETROS, and FUNCEF collectively have the right to designate one member to the Fiscal Council of each of the controlled subsidiaries; and

•	AG Telecom, L.F. Tel, BNDESPar, Bratel, FATL, PREVI, FUNCEF and PETROS will hold pre-meetings prior to meetings of shareholders and of the boards of directors of the controlled subsidiaries and will vote their TmarPart shares and instruct their representatives on the these boards of directors to vote in accordance with the decisions made at the pre-meetings.

Under the Global Shareholders’ Agreement, each of the parties has agreed:

•	not to enter into other shareholders’ agreements with respect to its TmarPart shares, other than (1) the Global Shareholders’ Agreement, (2) the Control Group Shareholders’ Agreement and (3) the shareholders agreement entered into between Bratel and Andrade Gutierrez Telecomunicações Ltda., or AGT, and Jereissati Telecom S.A.;

•	not to amend the Global Shareholders’ Agreement, the Control Group Shareholders’ Agreement or the shareholders agreement entered into between Bratel and AGT and Jereissati Telecom S.A. without the consent of all parties to the Global Shareholders’ Agreement;

•	not to grant any liens on any of its TmarPart shares;

•	to grant a right of first refusal and tag along rights to the other parties to the Global Shareholders’ Agreement with respect to any sale of its TmarPart shares, except that FATL must grant the right of first refusal for its TmarPart shares to AG Telecom and L.F. Tel;

•	that the other parties to the Global Shareholders’ Agreement have the right to sell, and Bratel has the obligation to buy, up to all of the other parties’ shares of TmarPart in the event that Bratel acquires control of TmarPart;

•	to offer its TmarPart shares to the other parties to the Global Shareholders’ Agreement in the event of a transfer of control of such shareholder;

•	that AG Telecom or L.F. Tel, as the case may be, must offer its TmarPart shares to the other parties to the Global Shareholders’ Agreement in the event that Bratel acquires control of AG Telecom or L.F. Tel; and

•	that the other shareholders have the right to purchase all of Bratel’s TmarPart shares in the event of a change of control of Portugal Telecom.

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

Related Party Transactions

The following summarizes the material transactions that we and TNL have engaged in with our principal shareholders and their affiliates since January 1, 2012.

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

Transactions with AIX

Companhia AIX de Participações S.A., in which we own 50% of the outstanding share capital, renders services to us relating to the rental of ducts for transmission of traffic originated outside our local network in Region I. In 2012, our total consolidated expenses for services rendered by AIX amounted to R$14 million.

Transactions with Contax

On November 30, 2004, Telemar and TNL PCS entered into a call center services agreement with Contax, a call center business owned principally by the controlling shareholders of TmarPart, according to which Contax renders call center services to TNL PCS on a fully outsourced basis. Telemar and TNL PCS agreed to pay an estimated amount of R$550 million per year, subject to adjustment based on services actually rendered at the request of Telemar and TNL PCS. Contax currently provides a variety of services to Telemar and TNL PCS, including customer services for our fixed-line business in Regions I and III, outbound telemarketing to attract additional mobile customers, customer support for pre-paid and post-paid mobile telephone users, technical support for ADSL subscribers and debt collection services. In 2012, our total consolidated expenses for services rendered by Contax amounted to R$1,280 million.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

Legal Proceedings

General

We are a party to certain legal proceedings arising in the normal course of business, including civil, administrative, tax, social security, labor, government and arbitration proceedings. We classify our risk of loss in legal proceedings as “remote,” “possible” or “probable,” and we only record provisions for reasonably estimable probable losses, as determined by our management. As of December 31, 2012, the total estimated amount in controversy for those proceedings in respect of which the risk of loss was deemed probable or possible totaled approximately R$25,724 million, and we had established provisions of R$6,421 million relating to these proceedings. Our provisions for legal contingencies are subject to monthly monetary adjustments. For a detailed description of our provisions for contingencies, see note 23 to our consolidated financial statements.

In certain instances, we are required to make judicial deposits or post financial guarantees with the applicable judicial bodies. As of December 31, 2012, we had made judicial deposits in the aggregate amount of R$11,791 million and obtained financial guarantees from third parties in the aggregate amount of R$12,217 million. During 2012, we paid fees in the aggregate amount of R$84 million to the financial institutions from which we had obtained these guarantees, and as of December 31, 2012, we had pledged 20,817,294 common shares of Telemar, representing 8.58% of its outstanding share capital, as security for one of these financial guarantees.

Tax Proceedings

As of December 31, 2012, the total estimated contingency in connection with tax proceedings against us in respect of which the risk of loss was deemed probable or possible totaled R$18,025 million and we had recorded provisions of R$765 million relating to these proceedings.

The Brazilian corporate tax system is complex, and we are currently involved in tax proceedings regarding, and have filed claims to avoid payment of, certain taxes that we believe are unconstitutional. These tax contingencies, which relate primarily to value-added tax, service tax and taxes on revenue, are described in detail in note 23 to our consolidated financial statements. We record provisions for probable losses in connection with these claims based on an analysis of potential results, assuming a combination of litigation and settlement strategies. We currently do not believe that the proceedings that we consider as probable losses, if decided against us, will have a material adverse effect on our financial position. It is possible, however, that our future results of operations could be materially affected by changes in our assumptions and the effectiveness of our strategies with respect to these proceedings.

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

As of December 31, 2012, we deemed the risk of loss as possible with respect to approximately R$5,755 million of these assessments and had not recorded any provisions in respect of these assessments. As of that date, we had recorded provisions in the amount of R$448 million for those assessments in respect of which we deemed the risk of loss as probable.

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

As of December 31, 2012, we deemed the risk of loss as possible with respect to approximately R$1,787 million of these assessments and had not recorded any provisions in respect of these assessments. As of that date, we had recorded provisions in the amount of R$66 million for those assessments in respect of which we deemed the risk of loss as probable.

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

As of December 31, 2012, we deemed the risk of loss as possible with respect to approximately R$2,010 million of these assessments and had not recorded any provisions in respect of these assessments. As of that date, we had recorded provisions in the amount of R$143 million for assessments of the FUST in respect of which we deemed the risk of loss as probable.

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

As of December 31, 2012, we deemed the risk of loss as possible with respect to approximately R$957 million of these assessments and had not recorded any provisions in respect of these assessments. As of that date, we had recorded provisions of R$12 million for those assessments in respect of which we deemed the risk of loss as probable.

IRPJ, CSLL, PIS and COFINS

In July 2005, TNL received a tax assessment notice from the Federal Revenue Service, in the amount of R$2,535 million, mainly related to the corporate restructuring effected in 1998, which included TNL’s accounting for the goodwill resulting from the Telebrás system’s privatization auction. The goodwill amortization and respective deduction for tax purposes are set forth in Law No. 9,532/1997, Article 7, which states that the result of the goodwill amortization should be calculated as part of a company’s taxable income resulting from an amalgamation, spin-off or merger, in which one of the companies has investments in the other, and acquired with premium based on the expectation of profitability of the investor. The goodwill amortization and respective deduction for tax purposes was in compliance with the provisions set forth by CVM Instruction No. 319/1999. Based on the advice of our outside legal counsel, we believe that TNL’s use of this goodwill was proper. TNL properly contested the tax assessment notice and obtained a partial favorable decision by the lower administrative court, which removed the fine assessed on TNL and reduced the amount of the tax assessment notice by R$658 million. TNL appealed and the federal administrative court of appeals ruled in TNL’s favor and cancelled the remaining portion of the tax assessment notice. The Federal Revenue Office did not appeal this decision, and the time for lodging an appeal has expired. As a result, the decision of the federal administrative court of appeals is final.

PIS and COFINS

In 2006, the Brazilian federal tax authorities filed a claim in the amount of R$1,026 million related to the basis for the calculation of PIS/COFINS. In 2007, TNL obtained a partially favorable decision in a lower court that reduced the amount of this claim to R$584 million. Both TNL and the Brazilian federal tax authorities filed appeals, with respect to which decisions are pending. As of December 31, 2012, we deemed the risk of loss as possible with respect to approximately R$150 million of these assessments and had not recorded any provisions in respect of this claim.

ILL

TNL used credits from the Tax on Net Profit (Imposto sobre Lucro Líquido), or ILL, to offset certain other taxes based on decisions rendered by the Brazilian Federal Supreme Court in cases brought by other taxpayers that have held this tax unconstitutional. No final administrative or judicial ruling has been rendered setting forth the criteria by which to calculate the amounts permitted to be offset. As of December 31, 2012, we had recorded provisions in the amount of R$19 million for those assessments in respect of which we deem the risk of loss as probable.

Other Tax Claims

There are various federal taxes that have been assessed against us, largely relating to (1) assessments of taxes against our company that we do not believe are due and which we are contesting, and (2) our use of tax credits to offset certain federal taxes, which the federal tax authorities are contesting.

As of December 31, 2012, we deemed the risk of loss as possible with respect to approximately R$6,601 million of these assessments and had not recorded any provisions in respect of these assessments. As of that date, we had recorded provisions in the amount of R$78 million for those assessments in respect of which we deemed the risk of loss as probable.

Civil Claims

As of December 31, 2012, the total estimated contingency in connection with civil claims against us, including ANATEL proceedings, in respect of which the risk of loss was deemed probable or possible, totaled R$5,067 million and we had recorded provisions of R$4,076 million relating to these proceedings.

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

As of December 31, 2012, we deemed the risk of loss as possible with respect to approximately R$145 million of these claims and had not recorded any provisions in respect of these claims. As of that date, we had recorded provisions in the amount of R$987 million for those claims in respect of which we deemed the risk of loss as probable.

As a condition to ANATEL’s approval of the Portugal Telecom Alliance, ANATEL required that Telemar and Oi pay all pending administrative fines, amounting to approximately R$218 million, regardless of the procedural posture of the proceedings which Telemar and Oi had instituted to contest these fines. Telemar and Oi deemed the risk of loss as possible and had not recorded any provisions in respect of these claims. Telemar and Oi sought and have been granted injunctive relief which has permitted them to make judicial deposits of these amounts while preserving its rights to contest these fines. ANATEL has appealed these injunctions, which appeals remain pending.

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

As of December 31, 2012, we had recorded provisions in the amount of R$2,334 million for those claims in respect of which we deemed the risk of loss as probable.

Customer Service Centers

We are a defendant in 69 civil class actions filed by the Attorney General of the National Treasury jointly with certain consumer agencies demanding the re-opening of customer service centers. The lower courts have rendered decisions in all of these proceedings, some of which have been unfavorable to us. All of these proceedings are currently under appeal. As of December 31, 2012, we had recorded provisions in the amount of R$12 million for those claims in respect of which we deemed the risk of loss as probable.

Customer Service

We are a defendant in a civil class action lawsuit filed by the Federal Prosecutor’s Office (Ministério Público Federal) seeking recovery for alleged collective moral damages caused by TNL’s alleged non-compliance with the Customer Service (Serviço de Atendimento ao Consumidor – SAC) regulations established by the Ministry of Justice (Ministério da Justiça). TNL presented its defense and asked for a change of venue to federal court in Rio de Janeiro, where we are headquartered. Other defendants have been named and await service of process. The amount involved in this action is R$300 million. As a result of the corporate reorganization, we have succeeded to TNL’s position as a defendant in this action. As of December 31, 2012, we deemed the risk of loss as possible with respect to these lawsuits and had not made any provisions with respect to this action since it was awaiting the court’s initial decision.

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

As of December 31, 2012, the total estimated contingency in connection with labor claims against us in respect of which the risk of loss was deemed probable or possible totaled R$2,631 million and we had recorded provisions of R$1,579 million relating to these proceedings.

Dividends and Dividend Policy

Payment of Dividends

Our dividend distribution policy has historically included the distribution of periodic dividends, based on annual balance sheets approved by our board of directors. On April 16, 2012, our board of directors approved a policy regarding distributions to shareholders during 2012 through 2015 based on our earnings during the 2011 through 2014 fiscal years. Under this policy, we approved the distribution of R$2,000 at our 2012 annual general shareholders meeting and R$1,000 million at our general shareholders meeting held on August 10, 2012. We intend to approve the distribution of R$1,000 at each of our annual general shareholders meetings in 2013 and 2014, which we are required by the Brazilian Corporation Law and our by-laws to hold by April 30 of those years, and R$1,000 million in each of August 2013 and August 2014. Our distribution policy may be implemented through the distribution of dividends, the payment of interest on shareholders’ equity, bonuses, redemption, the reduction of capital or in other transactions that enable the distribution of funds to shareholders. We will make these distributions only to the extent that we are able to maintain a net debt to EBITDA ratio of 3.0, including in our calculation of net debt our obligation to make distributions to shareholders in the following year. In addition, our approval of these distributions will be subject to market conditions, the financial stability of our company and applicable legal and regulatory requirements.

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

The following table sets forth the dividends and/or interest attributable to shareholders’ equity paid to holders of our common shares and preferred shares since January 1, 2008 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date.

		Nominal Reais per		US$ equivalent per
Year	Payment Date	Common Shares	Preferred Shares	Common Shares	Preferred Shares
2008	April 16, 2008(1)	1.3840	1.3840	0.8288	0.8288
2009	August 10, 2009 (2)	0.5924	0.5924	0.3220	0.3220
2010	January 21, 2010 (2)	0.1528	0.1528	0.7605	0.7605
2011	May 9, 2011 (3)	0.7352	0.7352	0.4539	0.4539
2012	August 27, 2012 (4)	0.6097	0.6097	0.3004	0.3004

(1)	Represents interest attributable to shareholders’ equity of R$0.6403 (US$0.3834) per common and preferred share, plus dividends of R$0.7437 (US$0.4454) per common and preferred share.
(2)	Represents interest attributable to shareholders’ equity.
(3)	Represents interest attributable to shareholders’ equity of R$0.4360 (US$0.2692) per common and preferred share, plus dividends of R$0.2992 (US$0.1847) per common and preferred share.
(4)	Represents dividends of R$0.3095 (US$0.1525) per common and preferred share, plus payment for the redemption of class B and class C preferred shares issued as a bonus and distributed to shareholders of common and preferred shares of the Company in the total amount of R$ 0.3002 (US$0.1479) per common and preferred share.

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

Legal Reserve Account

Under the Brazilian Corporation Law and our by-laws, we must allocate 5% of our net profit for each fiscal year to our legal reserve until the aggregate amount of our legal reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which our legal reserve, when added to our other reserves, exceeds 30% of our shareholders’ equity. At December 31, 2012, we had a balance of R$384 million in our legal reserve account.

Capital Reserve Accounts

Under the Brazilian Corporation Law, we are also permitted to record a capital reserve that may be used only (1) to absorb losses which exceed retained earning and income reserves as defined in the Brazilian Corporation Law, (2) to redeem or repurchase share capital and/or participation certificates, (3) to increase our capital, or (4) if specified in our by-laws (which currently do not so specify), to pay preferred share dividends. Amounts allocated to our capital reserves are unavailable for the payment of distributions and are not taken into consideration for purposes of determining the mandatory distributable amount. At December 31, 2012, we had a balance of R$4,303 million in our capital reserve accounts.

Dividend Preference of Preferred Shares

Under our by-laws, our preferred shareholders are entitled to a minimum annual non-cumulative preferential dividend, or the Minimum Preferred Dividend, equal to the greater of (1) 6.0% per year of our share capital divided by our total number of shares, or (2) 3.0% per year of the book value of our shareholders’ equity divided by our total number of shares, before dividends may be paid to our common shareholders. Distributions of dividends in any year are made:

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

We have registered our Common ADSs and Preferred ADSs with the SEC pursuant to the Exchange Act. On December 31, 2012, there were 20,146,838 Common ADSs outstanding, representing 20,146,838 common shares, or 3.9% of our outstanding common shares and 168,504,287 Preferred ADSs outstanding, representing 168,504,287 preferred shares, or 15.0% of our outstanding preferred shares.

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

	BM&FBOVESPA			NYSE
	Reais per Preferred Share			U.S. dollars per Preferred ADS(1)
	Closing Price per Preferred Share		Average Daily Trading Volume (thousands of shares)	Closing Price per Preferred ADS		Average Daily Trading Volume (thousands of Preferred ADSs)
	High	Low		High	Low
	(in reais)			(in U.S. dollars)
2008	20.94	10.81	1,061.6	12.60	4.82	557.7
2009	18.29	11.06	600.6	10.80	4.53	294.3
2010	17.43	10.45	899.6	10.30	5.69	822.0
2011	16.77	10.15	819.3	10.41	5.44	722.7
2012	12.73	7.52	4,370.5	7.00	3.67	2,343.0

2011
First Quarter	14.56	12.25	751.3	9.00	7.51	692.4
Second Quarter	16.77	14.38	937.8	10.33	8.99	882.0
Third Quarter	14.87	10.60	869.3	9.60	5.82	779.1
Fourth Quarter	11.99	10.15	713.4	7.07	5.44	535.2
2012
First Quarter	12.73	9.77	1,333.9	7.00	5.30	704.1
Second Quarter	11.49	7.52	6,226.1	6.10	3.70	4,343.6
Third Quarter	10.27	7.58	6,205.7	4.64	3.71	2,532.4
Fourth Quarter	8.58	7.83	3,652.1	4.20	3.67	1,791.9
2013
First Quarter	5.86	8.37	7,291.2	4.35	2.90	3,110.9

Most Recent Six Months
October 2012	8.58	8.14	3,601.7	4.20	3.99	1,976.1
November 2012	8.37	7.83	3,782.0	4.03	3.67	1,544.1

	BM&FBOVESPA			NYSE
	Reais per Preferred Share			U.S. dollars per Preferred ADS(1)
	Closing Price per Preferred Share		Average Daily Trading Volume (thousands of shares)	Closing Price per Preferred ADS		Average Daily Trading Volume (thousands of Preferred ADSs)
	High	Low		High	Low
	(in reais)			(in U.S. dollars)
December 2012	8.50	7.94	3,576.5	4.09	3.76	2,029.2
January 2013	9.17	7.79	6,532.8	4.42	3.84	3,682.7
February 2013	8.12	7.12	5,854.4	4.08	3.52	2,192.3
March 2013	8.37	5.86	5,471.6	4.36	2.90	2,468.5
April 2013(2)	8.37	5.18	6,049.4	4.36	2.53	2,705.1

(1)	Adjusted to reflect change of ratio from three preferred shares per Preferred ADS to one preferred share per Preferred ADS effective as of August 15, 2012.
(2)	Through April 25, 2013.

Source: Economática Ltda./ Bloomberg

	BM&FBOVESPA			NYSE
	Reais per Common Share			U.S. dollars per Common ADS
	Closing Price per Common Share		Average Daily Trading Volume (thousands of shares)	Closing Price per Common ADS		Average Daily Trading Volume (thousands of Common ADSs)
	High	Low		High	Low
	(in reais)			(in U.S. dollars)
2008	55.50	31.10	3.8	—	—	—
2009	61.00	25.70	36.9	16.66	15.27	33.1
2010	28.55	13.75	111.1	16.60	7.26	70.5
2011	18.45	11.25	69.9	11.65	5.85	13.3
2012	14.20	8.71	582.2	7.84	4.03	102.4

2011
First Quarter	17.69	15.28	57.0	10.83	9.13	14.7
Second Quarter	18.45	16.20	104.2	11.65	9.88	16.3
Third Quarter	17.00	11.80	53.0	10.72	6.29	12.9
Fourth Quarter	13.19	11.25	65.9	7.56	5.85	9.4
2012
First Quarter	14.20	9.37	80.3	7.84	6.33	10.2
Second Quarter	12.89	8.71	1,153.3	6.90	4.42	216.8
Third Quarter	11.95	8.91	556.5	5.86	4.33	110.1
Fourth Quarter	10.54	8.83	556.1	5.17	4.03	70.8
2013
First Quarter	9.40	6.72	1,134.9	4.96	3.36	91.1

Most Recent Six Months
October 2012	10.54	9.60	459.3	5.17	4.66	64.3
November 2012	9.90	9.02	583.7	4.83	4.38	52.9
December 2012	9.42	8.83	645.5	4.49	4.03	96.4
January 2013	10.15	9.00	1,015.0	5.03	4.34	147.1
February 2013	10.17	8.05	1,018.5	5.00	4.02	59.1
March 2013	9.75	6.72	801.7	5.10	3.36	80.8
April 2013(1)	9.41	5.95	950.6	4.97	2.91	101.2

(1)	Through April 25, 2013.

Source: Economática Ltda./ Bloomberg

On April 25, 2013, the closing sales price of:

•	our common shares on the BM&FBOVESPA was R$5.96 per common share;

•	our Common ADSs on the NYSE was US$3.00 per Common ADS;

•	our preferred shares on the BM&FBOVESPA was R$5.26 per preferred share; and

•	our Preferred ADSs on the NYSE was US$2.57 per Preferred ADS.

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

Trading and Settlement

Trading of equity securities on the BM&FBOVESPA is conducted through an electronic trading system called Megabolsa every business day from 10:00 a.m. to 5:30 p.m., São Paulo time. Trading of equity securities on the BM&FBOVESPA is also conducted after market between 6:00 p.m. and 7:30 p.m., São Paulo time, in an after-market system connected to both traditional brokerage firms and brokerage firms operating on the internet. This after-market trading is subject to regulatory limits on price volatility of securities and on the volume of shares traded by investors operating on the internet.

Since March 2003, market making activities have been allowed on the BM&FBOVESPA. On July 23, 2012, we announced the engagement of Brasil Plural Corretora de Câmbio, Títulos e Valores Mobiliários S.A. (formerly known as Flow Corretora de Câmbio, Títulos e Valores Mobiliários S.A.) as market maker of our common shares and preferred shares on the BM&FBOVESPA. Trading in securities listed on the BM&FBOVESPA may be effected off the exchange in the unorganized over-the-counter market under certain circumstances, although such trading is very limited.

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

As of December 31, 2012, the aggregate market capitalization of all companies listed on the BM&FBOVESPA was equivalent to approximately R$2,524 billion (US$1,235 billion) and the 10 largest companies listed on the BM&FBOVESPA represented approximately 51% of the total market capitalization of all listed companies. By comparison, as of December 31, 2012, the aggregate market capitalization of the companies (including U.S. and non-U.S. companies) listed on the NYSE was approximately US$16.9 trillion. The average daily trading volume of the BM&FBOVESPA and the NYSE for 2012 was approximately R$7.3 billion (US$3.6 billion) and US$59.9 billion, respectively.

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

BM&FBOVESPA Corporate Governance Standards

In December 2000, the BM&FBOVESPA introduced three special listing segments:

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

Our shares joined Level 1 of Differentiated Corporate Governance Practices on December 14, 2012. As a Level 1 company, we must, among other things:

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

Pursuant to the regulations of the BM&FBOVESPA, the members of our board of directors and board of executive officers are personally liable for our compliance with the rules and regulations of the BM&FBOVESPA’s Level 1 Listing Segment.

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

As of April 25, 2013, we had outstanding share capital of R$7,471,208,836.63, equal to 1,797,086,404 total shares, consisting of 599,008,629 issued common shares and 1,198,077,775 issued preferred shares, including 84,250,695 common shares and 72,808,066 preferred shares held in treasury. All of our outstanding share capital is fully paid. All of our shares are without par value. Under the Brazilian Corporation Law, the aggregate number of our non-voting and limited voting preferred shares may not exceed two-thirds of our total outstanding share capital.

Corporate Purposes

Under Article 2 of our by-laws, our corporate purposes are:

•	to offer telecommunication services and all activities required or useful for the operation of these services, in conformity with our concessions, authorizations and permits;

•	to participate in the capital of other companies;

•	to organize wholly-owned subsidiaries for the performance of activities consistent with our corporate purposes, which are recommended to be decentralized;

•	to import, or promote the importation of, goods and services that are necessary to the performance of activities consistent with our corporate purposes;

•	to provide technical assistance services to other telecommunications companies engaged in activities of common interest;

•	to perform study and research activities aimed at the development of the telecommunications sector;

•	to enter into contracts and agreements with other telecommunications companies or other persons or entities to assure the operations of our services, with no loss of its attributions and responsibilities; and

•	to perform other activities related to the above corporate purposes.

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

Election of Directors

The shareholders of TmarPart, our controlling shareholder, have entered into shareholders agreements that determine the representation of these shareholders on our board of directors. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders— TmarPart Shareholders’ Agreements.” The members of our board of directors are elected at general meetings of shareholders for concurrent two-year terms.

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

Shareholders’ Meetings

Under the Brazilian Corporation Law, we must hold an annual shareholders’ meeting by April 30 of each year in order to:

•	approve or reject the financial statements approved by our board of directors and board of executive officers, including any recommendation by our board of directors for the allocation of net profit and distribution of dividends;

•	elect members of our board of directors (upon expiration of their two-year terms) and members of our fiscal council, subject to the right of minority shareholders to elect members of our board of directors and our fiscal council; and

•	approve any monetary adjustment to our share capital.

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

Voting Rights of Common Shares

Except as otherwise provided by law, resolutions of a shareholders’ meeting are passed by a simple majority vote of the holders of our common shares present or represented at the meeting, without taking abstentions into account. Under the Brazilian Corporation Law, the approval of shareholders representing at least half of our outstanding voting shares is required for the types of action described below:

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

Taxation of Dividends

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” in general, the gross amount of a distribution made with respect to a common share, preferred share or ADS of Oi (which for this purpose shall include distributions of interest attributable to shareholders’ equity before any reduction for any Brazilian taxes withheld therefrom) will, to the extent made from the current or accumulated earnings and profits of Oi, as determined under U.S. federal income tax principles, constitute a dividend to a U.S. Holder for U.S. federal income tax purposes. Non-corporate U.S. Holders may be taxed on dividends from a qualified foreign corporation at the lower rates applicable to long-term capital gains (i.e., gains with respect to capital assets held for more than one year). A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares or ADSs that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that the ADSs of Oi (which are listed on the NYSE), but not the common or preferred shares of Oi, are readily tradable on an established securities market in the United States. Thus, subject to the discussion below under “—Passive Foreign Investment Company Rules,” dividends that Oi pays on the ADS, but not on the common shares or preferred shares of Oi, currently meet the conditions required for these reduced tax rates. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in later years. Furthermore, a U.S. Holder’s eligibility for such preferential rate is subject to certain holding period requirements and the non-existence of certain risk reduction transactions with respect to the ADSs. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under “—Passive Foreign Investment Company Rules,” if a distribution exceeds the amount of the current and accumulated earnings and profits of Oi, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in the common share, preferred share or ADS of Oi on which it is paid and thereafter as capital gain. Oi does not maintain calculations of the earnings and profits of Oi under U.S. federal income tax principles. Therefore, U.S. Holders should expect that distributions by Oi generally will be treated as dividends for U.S. federal income tax purposes.

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

The gross amount of any dividend paid (which will include any amounts withheld in respect of Brazilian taxes) with respect to a common share, preferred share or ADS of Oi will be subject to U.S. federal income taxation as foreign source dividend income, which may be relevant in calculating a U.S. Holder’s foreign tax credit limitation. Subject to limitations under U.S. federal income tax law concerning credits or deductions for foreign taxes and certain exceptions for short-term and hedged positions, any Brazilian withholding tax will be treated as a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or at a U.S. Holder’s election, may be deducted in computing taxable income if the U.S. Holder has elected to deduct all foreign income taxes for the taxable year). The limitation on foreign taxes eligible for the U.S. foreign tax credit is calculated separately with respect to specific “baskets” of income. For this purpose, the dividends should generally constitute “passive category income,” or in the case of certain U.S. Holders, “general category income.” The rules with respect to foreign tax credits are complex, and U.S. Holders are urged to consult their own tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

Sale, Exchange or Other Disposition of the Common Shares, Preferred Shares or ADSs of Oi

A deposit or withdrawal of common shares or preferred shares by a U.S. Holder in exchange for the ADS that represent such shares will not result in the realization of gain or loss for U.S. federal income tax purposes. Subject to the discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of a common share, preferred share or ADS of Oi held by the U.S. Holder or the depositary, as the case may be, in an amount equal to the difference between the U.S. Holder’s adjusted basis in its common shares, preferred shares or ADSs of Oi (determined in U.S. dollars) and the U.S. dollar amount realized on the sale, exchange or other disposition. If a Brazilian tax is withheld on the sale, exchange or other disposition of a share, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale, exchange or other disposition before deduction of the Brazilian tax. In the case of a non-corporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to capital gain generally will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than, as discussed above, certain dividends) if such holder’s holding period for such common share, preferred share or ADS of Oi exceeds one year (i.e., such gain is a long-term capital gain). Capital gain, if any, realized by a U.S. Holder on the sale or exchange of a common share, preferred share or ADS of Oi generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, in the case of a disposition or deposit of a common share, preferred share or ADS of Oi that is subject to Brazilian tax, the U.S. Holder may not be able to use the foreign tax credit for that Brazilian tax unless it can apply the credit against U.S. tax payable on other income from foreign sources in the appropriate income category, or, alternatively, it may take a deduction for the Brazilian tax if it elects to deduct all of its foreign income taxes. The deductibility of capital losses is subject to limitations under the Code.

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

Based on certain estimates of the gross income and gross assets of Oi, the nature of its business, the size of its investment in certain subsidiaries, and its anticipated Market Capitalization, Oi believes that it will not be classified as a PFIC for its taxable year ended December 31, 2012. Oi’s status in future years will depend on its assets and activities in those years. Oi has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC for the taxable year ending December 31, 2013 or any future year, but there can be no assurance that Oi will not be considered a PFIC for any taxable year because its status will depend on its assets and activities in those years, as well as its actual Market Capitalization as determined at the end of each calendar quarter. Moreover, Oi has not obtained an opinion from counsel regarding the PFIC status of Oi for any taxable period. If Oi is or becomes a PFIC (except as discussed below), any excess distribution (generally a distribution in excess of 125% of the average distribution over a three-year period or shorter holding period for Oi’s common shares or preferred shares) and realized gain will be treated as ordinary income and will be subject to tax as if (1) the excess distribution or gain had been realized ratably over the U.S. Holder’s holding period, (2) the amount deemed realized in each year had been subject to tax in each such year at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before Oi became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (3) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. U.S. Holders should consult their own tax advisors regarding the tax consequences that would arise if Oi were treated as a PFIC.

If Oi were a PFIC, a U.S. Holder of the common shares, preferred shares or ADSs of Oi may be able to make certain elections that may alleviate certain of the tax consequences referred to above. Where a company that is a PFIC meets certain reporting requirements, a U.S. Holder can avoid certain adverse PFIC consequences described above by making a “qualified electing fund,” or QEF, election to be taxed currently on its proportionate share of the PFIC’s ordinary income and net capital gains. However, Oi does not intend to comply with the necessary accounting and record keeping requirements that would allow a U.S. Holder to make a QEF election with respect to Oi.

If the common shares, preferred shares or ADSs of Oi are “regularly traded” on a “qualified exchange,” a U.S. Holder may make a mark-to-market election with respect to the common shares, preferred shares or ADSs of Oi, as the case may be. If a U.S. Holder makes the mark-to-market election, for each year in which Oi is a PFIC, the holder will generally include as ordinary income the excess, if any, of the fair market value of the common shares, preferred shares, or ADSs of Oi, as the case may be, at the end of the taxable year over their adjusted tax basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted tax basis of the common shares, preferred shares or ADSs of Oi, over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder’s tax basis in the common shares, preferred shares or ADSs of Oi, as the case may be, will be adjusted to reflect the amount of any such income or loss. Any gain recognized on the sale or other disposition of the common shares, preferred shares or ADSs of Oi will be treated as ordinary income. The common shares, preferred shares and ADSs of Oi will be considered “marketable stock” if they are traded on a qualified exchange, other than in de minimis quantities, on at least 15 days during each calendar quarter. The NYSE is a qualified exchange and the BM&FBOVESPA may constitute a qualified exchange for this purpose provided the BM&FBOVESPA meets certain trading volume, listing, financial disclosure, surveillance and other requirements set forth in applicable U.S. Treasury Regulations. However, Oi cannot be certain that the common shares, preferred shares or ADSs of Oi will continue to trade on the BM&FBOVESPA or the NYSE, respectively, or that the common shares, preferred shares or ADSs of Oi will be traded on at least 15 days in each calendar quarter in other than de minimis quantities. U.S. Holders should be aware, however, that if Oi were determined to be a PFIC, the interest charge regime described above could be applied to indirect distributions or gains deemed to be attributable to U.S. Holders in respect of any of its subsidiaries that also may be determined to be a PFIC, and the mark-to-market election generally would not be effective for such subsidiaries. Each U.S. Holder should consult its own tax advisor to determine whether a mark-to-market election is available and the consequences of making an election if Oi were characterized as a PFIC.

If a U.S. Holder owns common shares, preferred shares, or ADSs of Oi during any year in which Oi was a PFIC, such U.S. Holder generally must file IRS Form 8621 with respect to Oi, generally with the U.S. Holder’s federal income tax return for that year.

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

3.8% Medicare Tax On “Net Investment Income”

Certain U.S. Holders who are individuals, estates or trusts may be required to pay an additional 3.8% tax on, among other things, dividends and capital gains from the sale or other disposition of common shares, preferred shares, or ADSs of Oi.

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

We also file financial statements and other periodic reports with the CVM, which are available for investor inspection at the CVM’s offices located at Rua Sete de Setembro, 111, 2nd floor, Rio de Janeiro, RJ, and Rua Cincinato Braga, 340, 2nd, 3rd and 4th floors, São Paulo, SP. The telephone numbers of the CVM in Rio de Janeiro and São Paulo are +55-21-3554-8686 and +55-11-2146-2097, respectively.

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

Exchange Rate Risk

We are exposed to foreign exchange risk because a significant portion of our equipment costs, such as costs relating to switching centers and software used for upgrading network capacity, are primarily denominated in foreign currencies or linked to foreign currencies, primarily the U.S. dollar. In 2012, approximately 16.0% of our capital expenditures were U.S. dollar-denominated or linked to the U.S. dollar. A hypothetical, instantaneous 10.0% depreciation of the real against the U.S. dollar as of December 31, 2011 would have resulted in an increase of R$60 million in the cost of our capital expenditures in 2012, assuming that we would have incurred all of these capital expenditures notwithstanding the adverse change in the exchange rates.

Our financing cost and the amount of financial liabilities that we record are also exposed to exchange rate risk. As of December 31, 2012, R$13,227 million, or 39.1%, of our total consolidated indebtedness was denominated in foreign currency. At December 31, 2012, we protected 97.0% of our indebtedness affected by exchange rate variation against significant variations in exchange rates (primarily U.S. dollars and euros) by using foreign currency swaps, non-deliverable forwards and foreign currency investments. The aggregate amount of our hedge position, including our U.S. dollar and euro cash positions, was US$6,302 million as of December 31, 2012. The maturity of our swap contracts is coupled to the maturity of debt that is hedged by these swap contracts. Our swap contracts and non-deliverable forwards cover our exchange rate risks until March 2015. As of December 31, 2012, the fair value of our swap contracts and non-deliverable forwards was R$475 million. As of December 31, 2012, the aggregate notional principal amount of our swap contracts and non-deliverable forwards was approximately US$11,059 million, which mature in one to nine years.

In 2012, we experienced losses on foreign currency and monetary restatement due to the depreciation of the real against foreign currencies of R$2,077 million, including losses recorded on our exchange rate swaps. The potential additional losses on foreign currency and monetary restatement during 2013 that would result from a hypothetical, instantaneous 10.0% depreciation of the real against the U.S. dollar and the euro as of December 31, 2012 would be approximately R$1,284 million after giving effect to our results under our exchange rate swaps, assuming that the amount and composition of our debt instruments were unchanged. The potential increase in our total consolidated debt obligations that would result from a hypothetical, instantaneous 10.0% depreciation of the real against the U.S. dollar and the euro as of December 31, 2012 would be approximately R$40 million, considering the net impact of the increase in our debt obligations and the decrease in our swap position. For further information about our swap agreements, see note 4 to our consolidated financial statements.

Interest Rate Risk

We are exposed to interest rate risk because a significant portion of our indebtedness bears interest at floating rates. As of December 31, 2012, our total outstanding indebtedness was R$33,952 million, of which R$22,197 million, or 65.4%, bore interest at floating rates, including R$18,284 million of real-denominated indebtedness that bore interest at rates based on the CDI rate, TJLP rate or IPCA rate, and R$3,913 million of foreign currency-denominated indebtedness that bore interest at rates based on LIBOR. As of December 31, 2012, we had interest rate swap agreements under which 70.3% of our consolidated indebtedness exposed to LIBOR was converted into CDI rates, matching the interest rate index of our investments. As of December 31, 2012, we did not have any outstanding derivative agreements to limit our exposure to variations in the CDI rate, TJLP rate or IPCA rate.

We invest our excess liquidity (R$7,835 million as of December 31, 2012) mainly in (1) certificates of deposit issued by financial institutions with AAA and AA ratings from international rating agencies, (2) in short-term instruments denominated in reais that generally pay interest at overnight interest rates based on the CDI rate which partially mitigates our exposure to Brazilian interest rate risk, and (3) in investment funds created by top Brazilian asset managers exclusively for us. The fund managers of the investment funds created for us are responsible for managing our funds, subject to the direction of our senior management and board of directors. Currently, these funds are comprised mainly of government bonds and other low-risk financial instruments linked to the CDI rate.

The potential additional interest expense during 2013 that would result from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates on January 1, 2013 would be approximately R$239 million after giving effect to our results under our interest rate swaps, considering the impact in our debt obligations, but excluding the additional interest income that we would receive on our financial investments. This sensitivity analysis is based on the assumption of an unfavorable 100 basis points movement of the interest rates applicable to each homogeneous category of financial liabilities and sustained over a period of one year. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g., reais). As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuation for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

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

Persons depositing or withdrawing shares must pay:

•	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) for the issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property;

•	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) for the cancellation of ADSs for the purpose of withdrawal, including in the event of the termination of the deposit agreement;

•	US$0.02 (or less) per ADS (or portion thereof) for any cash distribution;

•	US$0.02 (or less) per ADS (or portion thereof) per calendar year for depositary services;

•	in the event of distributions of securities (other than our Class A preferred shares), a fee equivalent to the fee for the execution and delivery of ADRs referred to above, which would have been charged, as a result of the deposit of such securities (treating such securities as Class A Preferred Shares for the purposes of this fee);

•	registration or transfer fees for the transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares;

•	expenses of the depositary for (1) cable, telex and facsimile transmissions (when expressly provided in the deposit agreement), and (2) converting foreign currency to U.S. dollars;

•	taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes, as necessary; and

•	any charges incurred by the depositary or its agents for servicing the deposited securities, as necessary.

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

During the year ended December 31, 2012, we received US$3.2 million in fees and reimbursements from the depositary of our ADSs.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer, or CEO, and our chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information that we are required to disclose in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms of the SEC, and that it is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2012 under the supervision of our CEO and our CFO. Based on our evaluation, our CEO and our CFO concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2012.

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

Under the supervision and with the participation of our CEO and our CFO, our management conducted an assessment of our internal control over financial reporting as of December 31, 2012 based on the criteria established in “Internal Control —Integrated Framework” issued by COSO.

As a result of the assessment described above, our management concluded that as of December 31, 2012, we did maintain effective internal control over financial reporting based on the criteria established in “Internal Control — Integrated Framework” issued by COSO.

Our independent registered public accounting firm, KPMG Auditores Independentes, has issued an audit report on the effectiveness of our internal control over financial reporting. That report is included elsewhere in this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2012 that materially affected or could materially affect our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our fiscal council currently includes an “audit committee financial expert” within the meaning of this Item 16A. Our fiscal council has determined that Sidnei Nunes is our fiscal council financial expert. Mr. Nunes’s biographical information is included in “Item 6. Directors, Senior Management and Employees.” Mr. Nunes is independent, as that term is defined in Rule 303A.02 of the New York Stock Exchange’s Listed Company Manual.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics that applies to members of our board of directors, fiscal council and board of executive officers, as well as to our other employees. On April 25, 2012, we amended and restated our code of ethics to:

•	prohibit violations of domestic or foreign anti-bribery or anti-corruption laws, such as the US Foreign Corrupt Practices Act, including the solicitation or offer of bribes to any governmental entity or public leader for the purpose of obtaining or retaining business for or with Oi or for the benefit of the adherent or third parties;

•	provide that managers may be jointly responsible for code of ethics violations of their subordinates if they fail to act in light of such violations;

•	require that commercial transactions between employees take place outside the company’s premises;

•	increase from R$100 to R$200 the amount above which gifts must be immediately returned to its donor; and

•	require that the persons to which our code of ethics is applicable accept its contents and detail the procedures for acknowledging such acceptance.

A copy of our code of ethics may be found on our website at www.oi.com.br/ir. The information included on our website or that might be accessed through our website is not included in this annual report and is not incorporated into this annual report by reference.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firms, KPMG Auditores Independentes during the fiscal year ended December 31, 2012 and Deloitte Touche Tohmatsu Auditores Independentes during the fiscal year ended December 31, 2011.

	Year ended December 31,
	2012		2011
	(in millions of reais)
Audit fees (1)	R$	4.0	R$	4.6
Audit-related fees		—		—
Tax fees		—		—
All other fees		—		—

Total fees	R$	4.0	R$	4.6

(1)	Audit fees consist of the aggregate fees billed by KPMG Auditores Independentes and Deloitte Touche Tohmatsu Auditores Independentes in connection with the audits of our annual financial statements, interim reviews of our quarterly financial information, issuance of comfort letters, review of financial statements and review of documents filed with the CVM and the SEC.

Pre-Approval Policies and Procedures

Our fiscal council and board of directors have approved an Audit and Non-Audit Services Pre-Approval Policy that sets forth the procedures and the conditions pursuant to which services proposed to be performed by our independent auditors may be pre-approved. This policy is designed to (1) provide both general pre-approval of certain types of services through the use of an annually established schedule setting forth the types of services that have already been pre-approved for a certain year and, with respect to services not included in an annual schedule, special pre-approval of services on a case-by-case basis by our fiscal council and our board of directors, and (2) assess compliance with the pre-approval policies and procedures. Our management periodically reports to our fiscal council the nature and scope of audit and non-audit services rendered by our independent auditors and is also required to report to our fiscal council any breach of this policy of which our management is aware.

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

Because a majority of the voting power of Oi’s capital stock is directly controlled by TmarPart, Oi is a controlled company, and would therefore not be required to have a majority of independent directors if it were a U.S. domestic issuer.

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

Oi must comply with certain corporate governance standards set forth under Brazilian Corporation Law, CVM rules and the applicable rules of the BM&FBOVESPA for Level 1 companies. See “Item 9. The Offer and Listing—Regulation of Brazilian Securities Markets” and “Item 9. The Offer and Listing—Trading on the BM&FBOVESPA—BM&FBOVESPA Corporate Governance Standards.” The Level 1 rules do not require Oi to adopt and disclose corporate governance guidelines covering the matters set forth in the NYSE’s corporate governance standards. However, certain provisions of Brazilian Corporation Law that are applicable to Oi address certain aspects of director qualifications standards and director responsibilities.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS

(a) Financial Statements

(b) List of Exhibits

1.01	Bylaws of Oi S.A., as amended through November 7, 2012 (English translation) (incorporated by reference to Exhibit 2 to Form 6-K of Oi S.A. filed on November 8, 2012).

2.01	Form of Amended and Restated Deposit Agreement, among Oi S.A., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to Form F-6 of Oi S.A. filed on February 28, 2012).

2.02	Form of Amended and Restated Deposit Agreement, among Oi S.A., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to Form F-6 of Oi S.A. filed on February 28, 2012).

3.01	Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., L.F. Tel S.A., Fundação Atlântico de Seguridade Social, Asseca Participações S.A. and, as intervening parties, Telemar Participações S.A. and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to Exhibit 99.4 to Schedule 13D of Brasil Telecom S.A. filed on November 27, 2009).

3.02	Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., L.F. Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 3.02 to Form 20-F of Brasil Telecom S.A. filed on May 2, 2011).

3.03	Private Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., L.F. Tel S.A., Asseca Participações S.A., BNDES Participações S.A. – BNDESPar, Fiago Participações S.A., Fundação Atlântico de Seguridade Social, and, as intervening parties, Telemar Participações S.A., Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Fundação Petrobras de Seguridade Social – PETROS, Fundação dos Economiários Federais – FUNCEF and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to Exhibit 99.3 to Schedule 13D of Brasil Telecom S.A. filed on November 27, 2009).

3.04	Amendment to Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., BNDES Participações S.A. – BNDESPar,

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

3.05	Shareholders Agreement of Pasa Participações S.A., dated as of January 25, 2011, between Andrade Gutierrez Telecomunicações Ltda., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Luxemburgo Participações S.A., La Fonte Telecom S.A., EDSP75 Participações S.A., LF Tel S.A. and Portugal Telecom, SGPS, S.A. (English translation) (incorporated by reference to Exhibit 3.05 to Form 20-F of Oi S.A. filed on April 27, 2012).

3.06	Shareholders Agreement of EDSP75 Participações S.A., dated as of January 25, 2011, between Jereissati Telecom (formerly known as La Fonte Telecom S.A.), Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Pasa Participações S.A., Andrade Gutierrez Telecomunicações Ltda., AG Telecom Participações S.A., Luxemburgo Participações S.A., and Portugal Telecom, SGPS, S.A. (English translation). (incorporated by reference to Exhibit 3.06 to Form 20-F of Oi S.A. filed on April 27, 2012)

4.01	Protocol and Justification of Partial Split-Off of Telemar Norte Leste S.A. with Incorporation of the Portion Ceded by Coari Participações S.A. and Incorporação de Ações of Telemar Norte Leste S.A. by Coari Participações S.A. (Protocolo e Justificação de Cisão Parcial da Telemar Norte Leste S.A. com Incorporação da Parcela Cindida pela Coari Participações S.A., e Incorporação de Ações da Telemar Norte Leste S.A. pela Coari Participações S.A.), between Telemar Norte Leste S.A. and Coari Participações S.A., dated August 26, 2011 (English translation) (incorporated by reference to Exhibit 2.2 to Form F-4 of Brasil Telecom S.A. filed on September 1, 2011).

4.02	First Amendment, dated January 18, 2012, to Protocol of Merger and Instrument of Justification (Protocolo e Justificação de Incorporação), dated August 26, 2011, between Brasil Telecom S.A. and Coari Participações S.A. (English translation) (incorporated by reference to Exhibit 2.5 to Amendment No. 1 to Form F-4 of Brasil Telecom S.A. filed on January 18, 2012).

4.03	First Amendment, dated January 18, 2012, to Protocol of Merger and Instrument of Justification (Protocolo e Justificação de Incorporação), dated August 26, 2011, between Brasil Telecom S.A. and Tele Norte Leste Participações S.A. (English translation) (incorporated by reference to Exhibit 2.4 to Amendment No. 1 to Form F-4 of Brasil Telecom S.A. filed on January 18, 2012).

4.04	Concession Agreement for Local, Switched, Fixed-Line Telephone Service between ANATEL and Brasil Telecom S.A., No. 109/2011, dated June 30, 2011 (English translation) (incorporated by reference to Exhibit 10.5 to Form F-4 of Brasil Telecom S.A. filed on September 1, 2011).

4.05	Schedule of Omitted Concession Agreements for Local Switched, Fixed-Line Telephone Service (incorporated by reference to Exhibit 4.05 to Form 20-F of Oi S.A. filed on April 27, 2012).

4.06	Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service between ANATEL and Brasil Telecom S.A., No. 143/2011, dated June 30, 2011 (English translation) (incorporated by reference to Exhibit 10.6 to Form F-4 of Brasil Telecom S.A. filed on September 1, 2011).

4.07	Schedule of Omitted Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service (incorporated by reference to Exhibit 4.07 to Form 20-F of Oi S.A. filed on April 27, 2012).

4.08	Statement of Authorization for Personal Mobile Services between ANATEL and Brasil Telecom Celular S.A., No. 026/2002, dated December 18, 2002 (English translation) (incorporated by reference to Exhibit 4.05 to Form 20-F of Brasil Telecom S.A. filed on July 13, 2009).

4.09	Schedule of Omitted Authorizations for Personal Mobile Services (incorporated by reference to Exhibit 4.09 to Form 20-F of Oi S.A. filed on April 27, 2012).

4.10	Instrument of Authorization for the Use of Radio Frequency Blocks for 2G services between ANATEL and 14 Brasil Telecom Celular S.A., No. 24/2004, dated May 3, 2004 (English translation) (incorporated by reference to Exhibit 4.07 to Brasil Telecom S.A.’s annual report on Form 20-F filed on July 13, 2009).

4.11	Schedule of Omitted Instruments of Authorization for the Use of Radio Frequency Blocks for 2G services (incorporated by reference to Exhibit 4.11 to Form 20-F of Oi S.A. filed on April 27, 2012).

4.12	Instrument of Authorization for the Use of Radio Frequency Blocks for 3G services between ANATEL and 14 Brasil Telecom Celular S.A., No. 24/2008, dated April 29, 2008 (English translation) (incorporated by reference to Exhibit 4.09 to Brasil Telecom S.A.’s annual report on Form 20-F filed on July 13, 2009).

4.13	Schedule of Omitted Instruments of Authorization for the Use of Radio Frequency Blocks for 3G services (incorporated by reference to Exhibit 4.13 to Form 20-F of Oi S.A. filed on April 27, 2012).

8.01	List of subsidiaries.

12.01	Certification of the Chief Executive Officer of Oi S.A. pursuant to the Sarbanes-Oxley Act of 2002.

12.02	Certification of the Chief Financial Officer of Oi S.A. pursuant to the Sarbanes-Oxley Act of 2002.

13.01	Certifications of the Chief Executive Officer and the Chief Financial Officer of Oi S.A. pursuant to the Sarbanes-Oxley Act of 2002.

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

Date: April 30, 2013	OI S.A.

/s/ José Mauro Mettrau Carneiro da Cunha
	Name:	José Mauro Mettrau Carneiro da Cunha
	Title:	Chief Executive Officer

Date: April 30, 2013

/s/ Alex Waldemar Zornig
	Name:	Alex Waldemar Zornig
	Title:	Chief Financial Officer

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

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

Under the supervision and with the participation of our CEO and CFO, our management conducted an assessment of our internal control over financial reporting as of December 31, 2012 based on the criteria established in “Internal Control—Integrated Framework” issued by COSO.

As a result of the assessment described above, our management concluded that as of December 31, 2012, we did maintain effective internal control over financial reporting based on the criteria established in “Internal Control—Integrated Framework” issued by COSO.

Our independent registered public accounting firm, KPMG Auditores Independentes, has issued an audit report on the effectiveness of our internal control over financial reporting. That report is included in this annual report on Form 20-F.

April 25, 2013

/s/ José Mauro Mettrau Carneiro da Cunha	/s/ Alex Waldemar Zornig
Name: José Mauro Mettrau Carneiro da Cunha	Name: Alex Waldemar Zornig
Title: Chief Executive Officer	Title: Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

To the Board of Directors and Shareholders of

Oi S.A.

Rio de Janeiro - RJ

We have audited Oi S.A.’s (the “Company”) internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Oi S.A.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financing Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financing Reporting Standards (IFRS), and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Oi S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Oi S.A. and subsidiaries as of December 31, 2012, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended, and our report dated April 25, 2013, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG Auditores Independentes

KPMG Auditores Independentes

Rio de Janeiro, Brazil

April 25, 2013

Report of Independent Registered Public Accounting Firm on consolidated financial statements

To the Board of Directors and Shareholders of

Oi S.A.

Rio de Janeiro - RJ

We have audited the accompanying consolidated balance sheet of Oi S.A. and subsidiaries (the “Company”) as of December 31, 2012, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Oi S.A. and subsidiaries as of December 31, 2012, and the results of their operations and their cash flows for the year then ended, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 25, 2013, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG Auditores Independentes

KPMG Auditores Independentes

Rio de Janeiro, Brazil

April 25, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, ON CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of

Oi S.A. (previously known as Brasil Telecom S.A.)

Rio de Janeiro - RJ

We have audited the accompanying consolidated balance sheets of Oi S.A. (previously known as Brasil Telecom S.A.) and subsidiaries (the “Company”) as of December 31, 2011, and the related consolidated statements of income, changes in equity, and cash flows for each of the two years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Oi S.A. (previously known as Brasil Telecom S.A.) and subsidiaries as of December 31, 2011, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2011, in conformity with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

As mentioned in note 1 to the consolidated financial statements, the shareholders of the Company, Tele Norte Leste Participações S.A. (parent company of Telemar Norte Leste S.A.), Telemar Norte Leste S.A. (parent company of Coari Participações S.A.) and Coari Participações S.A. (parent company of the Company) approved at the extraordinary shareholders’ meetings held on February 27, 2012 the corporate reorganization that consisted of the partial split-off of Telemar Norte Leste S.A. with the merger of the split-off portion by Coari Participações S.A. followed by the merger of Telemar Norte Leste S.A. shares by Coari Participações S.A. and the mergers of Coari Participações S.A. and Tele Norte Leste Participações S.A. with and into the Company and whose corporate name was changed to Oi S.A. (previous name of Brasil Telecom S.A.).

/s/ Deloitte Touche Tohmatsu Auditores Indepententes

Rio de Janeiro, Brazil

April 27, 2012

Oi S.A. and Subsidiaries

Consolidated Balance Sheets as at December 31, 2012 and 2011

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Note	2012	2011
Current assets:
Cash and cash equivalents	9	4,413,042	6,004,506
Short-term investments	9	2,425,907	1,084,027
Derivative instruments	20	640,229	7,186
Trade receivable, net	10	7,018,497	2,010,487
Inventories, net		385,165	12,671
Current recoverable taxes	12	1,726,369	353,225
Other taxes	13	1,557,177	783,382
Judicial deposits	14	2,068,315	1,651,114
Pension plan assets	26	9,311	50,149
Other assets		900,774	288,826

Total current assets		21,144,786	12,245,573
Non-current assets:
Related parties	11		2,217,682
Long-term investments	9	63,692	13,327
Derivative financial instruments	20	348,870	—
Deferred taxes	12	8,210,906	4,982,322
Other taxes	13	738,019	178,636
Available-for-sale financial asset		905,829	—
Judicial deposits	14	9,722,731	4,955,025
Pension plan assets	26	101,114	142,614
Held-for-sale assets		94,522	—
Other assets		318,500	41,848
Investments	15	80,712	8,436
Property, plant and equipment, net	16	23,110,061	5,793,711
Intangible assets, net	17	4,237,152	1,084,857

Total non-current assets		47,932,108	19,418,458

Total assets		69,076,894	31,664,031

Current liabilities:
Payroll, related taxes and benefits		774,166	130,031
Trade payables	18	4,658,849	1,840,552
Loans and financing	19	3,113,621	1,143,537
Derivatives instruments	20	309,555	25,698
Current income taxes payable	12	1,065,754	179,194
Taxes other than income tax	13	2,248,075	1,445,362
Dividends and interest on capital		655,306	307,720
Licenses and concessions payable	21	1,058,881	131,984
Tax financing program	22	99,732	39,238
Provision for pension plan	26	103,666	77,745
Provisions	23	1,569,356	1,283,354
Other payables	24	1,439,462	2,014,762

Total current liabilities		17,096,423	8,619,177
Non-Current liabilities:
Loans and financing	19	30,232,468	6,961,674
Derivatives instruments	20	204,742
Taxes other than income tax	13	2,238,571	502,766
Licenses and concessions payable	21	1,099,116	544,497
Tax financing program	22	985,367	407,190
Provision for pension plan	26	480,471	545,958
Provisions	23	4,851,273	3,131,537
Other payables	24	571,909	362,060

Total non-current liabilities		40,663,917	12,455,682
Equity attributable to controlling shareholders	25
Share capital		7,308,753	3,731,059
Share issue costs		(56,609)	—

The accompanying notes are an integral part of these consolidated financial statements.

Oi S.A. and Subsidiaries

Consolidated Balance Sheets as at December 31, 2012 and 2011

(In thousands of Brazilian reais - R$, unless otherwise stated)

Capital reserves	4,302,535	4,367,576
Income reserves	1,330,977	891,242
Treasury shares	(2,104,524)	(149,642)
Other comprehensive income	140,184	—
Change in equity interest’s percentage	3,916	—
Reserve for additional dividends	391,322	1,748,567

	11,316,554	10,588,802
Equity attributable to noncontrolling shareholders		370

Total equity	11,316,554	10,589,172

Total equity and liabilities	69,076,894	31,664,031

The accompanying notes are an integral part of these consolidated financial statements.

Oi S.A. and Subsidiaries

Consolidated Income Statements

for the Years Ended December 31, 2012, 2011 and 2010

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Note	2012	2011	2010
Net operating revenue	4	25,169,230	9,245,255	10,263,292

Cost of sales and services	5	(12,673,253)	(4,586,565)	(4,732,081)

Gross profit		12,495,977	4,658,690	5,531,211

Operating income (expenses)
Selling expenses	5	(4,847,297)	(1,160,793)	(1,025,010)
General and administrative expenses	5	(2,998,437)	(1,444,627)	(1,538,941)
Other operating income	6	1,996,122	560,360	523,962
Other operating expenses	6	(1,886,226)	(1,046,343)	(1,031,692)

		(7,735,838)	(3,091,403)	(3,071,681)

Operating income (loss) before financial income (expenses) and taxes		4,760,139	1,567,287	2,459,530
Financial income	7	2,275,372	1,405,870	979,455
Financial expenses	7	(4,490,899)	(1,477,782)	(1,059,710)

Financial income (expenses)	7	(2,215,527)	(71,912)	(80,255)

Income before taxes		2,544,612	1,495,375	2,379,275
Income tax and social contribution
Current	8	(934,079)	(205,730)	(149,117)
Deferred	8	174,394	(283,895)	(259,298)

Net income for the year		1,784,927	1,005,750	1,970,860

Net income attributed to controlling shareholders		1,784,890	1,005,731	1,971,023
Net income (loss) attributed to noncontrolling shareholders		37	19	(163)

Basic and diluted earnings per share	25(g)
Common shares – basic (R$)		1.09	0.61	1.20
Common shares – diluted (R$)		1.09	0.61	1.20
Preferred shares – basic (R$)		1.09	0.61	1.20
Preferred shares – diluted (R$)		1.09	0.61	1.20

The accompanying notes are an integral part of these consolidated financial statements.

Oi S.A. and Subsidiaries

Consolidated Comprehensive Income

for the Years Ended December 31, 2012, 2011 and 2010

(In thousands of Brazilian reais - R$, unless otherwise stated)

	2012	2011	2010
Net income for the year	1,784,927	1,005,750	1,970,860

Increase due to corporate reorganization	87,550
Hedge accounting gain	52,634

Total comprehensive income for the year	1,925,111	1,005,750	1,970,860

Comprehensive income attributable to controlling shareholders	1,925,074	1,005,731	1,971,023
Comprehensive income attributable to non-controlling shareholders	37	19	(163)

Statement of comprehensive income items are carried net of taxes.

The accompanying notes are an integral part of these consolidated financial statements.

Oi S.A. and Subsidiaries

Consolidated Statements of Changes in Equity for the Years Ended December 31, 2012, 2011 and 2010

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Attributable to owners of the Company
			Capital reserves								Income reserves
	Share capital	Share issue costs	Inves- tment grants	Share subscription premium	Goodwill special reserve on merger	Net assets - special reserve on merger	Interest on construction in progress	Special monetary correction - Law 8200/1991	Stock options	Other reserves	Legal	Investments	Treasury shares	Reserve for additional dividends	Retained earnings	Change in equity interest perce- ntage’	Other compr- ehensive income	Total equity attributed to controlling shareholder’s	Non-con- trolling shareh- older’s	Total equity
Balance at December 31, 2009	3,731,059		123,558	458,684	2,967,829	1,415,970	745,756	31,287	104	126,372	383,527	70,619	(149,642)					9,905,123	514	9,905,637
Net income for the year															1,971,023			1,971,023	(163)	1,970,860
Allocation of profit:
Recognition of investment reserve												1,431,365			(1,431,365)
Minimum dividends proposed (R$0.2992 per share)															(176,482)			(176,482)		(176,482)
Interest on capital (R$0.6157 per share)															(363,176)			(363,176)		(363,176)
Balance at December 31, 2010	3,731,059		123,558	458,684	2,967,829	1,415,970	745,756	31,287	104	126,372	383,527	1,501,984	(149,642)					11,336,488	351	11,336,839
Redeemable bonus shares				(86,014)		(1,415,970)												(1,501,984)		(1,501,984)
Net income for the year															1,005,731			1,005,731	19	1,005,750
Allocation of net income for the year:
Declared dividends (R$0.4263 per share)															(251,433)			(251,433)		(251,433)
Proposed additional dividends (R$2.9647 per share)												(994,269)		1,748,567	(754,298)
Balance at December 31, 2011	3,731,059		123,558	372,670	2,967,829		745,756	31,287	104	126,372	383,527	507,715	(149,642)	1,748,567				10,588,802	370	10,589,172
Capital increase with redeemable shares	492,285				(492,285)
Cancellation of treasury shares				(99,822)						(49,820)			149,642
Corporate reorganization	3,085,409			(272,848)	(890,621)	2,309,296				(76,552)			(96,199)				87,550	4,146,035	40,094	4,186,129
Share issue costs		(56,609)																(56,609)		(56,609)
Stock option plan termination									(104)						104
Hedge accounting gain																	35,842	35,842		35,842
Subsidiaries’ hedge accounting gain																	16,792	16,792		16,792
Approval of proposed dividends														(1,748,567)				(1,748,567)		(1,748,567)
Redemption of bonus shares (R$0.3002 per share)					(492,285)													(492,285)		(492,285)
Interim dividends (R$0.3096 per share)												(507,715)						(507,715)		(507,715)
Withdrawal rights related to the corporate reorganization													(2,008,325)					(2,008,325)		(2,008,325)
Dividends and interest on capital declared by subsidiaries																			(1,536)	(1,536)
Acquisition on non-controlling interests																			(35,032)	(35,032)
Change in equity interest percentage																3,916		3,916	(3,916)
Other																			(17)	(17)
Net income for the year															1,784,890			1,784,890	37	1,784,927
Allocation of net income for the year:
Declared dividends (R$0.2720 shares)															(446,222)			(446,222)		(446,222)
Proposed additional dividends (R$0.2386 per share)														391,322	(391,322)
Investment reserve												947,450			(947,450)
	7,308,753	(56,609)	123,558		1,092,638	2,309,296	745,756	31,287			383,527	947,450	(2,104,524)	391,322		3,916	140,184	11,316,554		11,316,554
Balance at December 31, 2012	7,308,753	(56,609)				4,302,535					1,330,977		(2,104,524)	391,322		3,916	140,184	11,316,554		11,316,554

Oi S.A. and Subsidiaries

Consolidated Statements of Cash Flows

for the Years Ended December 31, 2012 and 2011

(In thousands of Brazilian reais - R$, unless otherwise stated)

	2012	2011	2010
Cash flows from operating activities

Income (loss) before taxes	2,544,612	1,495,375	2,379,275

Items not affecting cash
Charges, interest income, and inflation adjustment (i)	4,045,769	127,521	299,175
Depreciation and amortization	3,228,100	1,044,226	1,056,740
Provision for doubtful accounts	502,509	332,808	351,535
Provisions	400,595	570,672	405,093
Provision for pension plan	8,118	7,237	14,221
Loss on disposal of permanent assets	267,273	12,693	81,135
Income from asset sales	(389,128)	—	—
Provision for concession fee	121,430	49,019	56,759
Employee and management profit sharing	387,380	27,449	102,555
Derivative transactions	(942,021)	49,251	8,899

Inflation adjustment on related parties and private debentures (ii)	(48,233)	(306,548)	(236,385)
Inflation adjustment on provisions (iii)	233,017	167,087	254,038

Inflation adjustment on tax refinancing program (iv)	81,371	46,299	41,627
Inflation adjustment estimate of judicial deposit (iii)		198,853
Expired dividends	(74,732)	(50,330)	(27,350)
Other	1,376,661	204,319	226,653
Changes in assets and liabilities:
Trade receivables	(1,723,305)	(274,193)	(430,742)
Inventories	(234,494)	8,102	11,614
Taxes	581,295	152,874	397,194
Held-for-trading short and long term investments	(8,885,812)	(3,811,531)	(1,664,381)
Redemptions of held-for-trading short and long term investments	8,963,131	3,641,371	1,271,121
Trade payables	(760,098)	(185,429)	(51,722)
Payroll, related taxes and benefits	65,322	(69,200)	(50,855)
Provisions	(771,125)	(365,042)	(457,522)
Provision for pension plan	(100,526)	(96,148)	(104,534)
Other assets and liabilities	(1,319,020)	(324,575)	124,346
Financial charges paid	(2,502,884)	(496,843)	(459,094)
Income tax and social contribution paid - Company	(992,820)	(205,326)	(90,231)
Income tax and social contribution paid - third parties	(286,538)	(110,690)	(93,438)
Dividends received	83,087	—	—

Cash flows from operating activities	3,858,934	1,839,301	3,415,726

The accompanying notes are an integral part of these consolidated financial statements.

Oi S.A. and Subsidiaries

Consolidated Statements of Cash Flows

for the Years Ended December 31, 2012, 2011 and 2010

(In thousands of Brazilian reais - R$, unless otherwise stated)

(continued)

	2012	2011	2010
Cash flows from investing activities
Purchase of property, plant and equipment and intangible assets	(5,329,827)	(883,611)	(754,515)
Due from related parties and debentures - receipts	133,023	—	—
Proceeds from sale of property, plant and equipment	716,475	21,438	2,308
Judicial deposits	(2,409,166)	(1,467,182)	(1,136,319)
Redemption of Judicial deposits	747,489	243,535	328,085
Available-for-sale financial asset	(250,186)	—	—
Acquisition on non-controlling interests	(35,032)	—	—
Other	(11,969)	(3,066)

Cash flows from investing activities	(6,439,193)	(2,088,886)	(1,560,441)

Cash flows from financing activities
Loans and financing, net of debt issuance cost	7,067,093	4,586,555	1,040,255
Repayment of principal of loans, financing and derivatives	(4,980,381)	(1,095,808)	(1,279,033)
Cash and cash equivalents acquired by merger	4,930,186
Licenses and concessions	(319,667)	(79,926)	(114,726)
Tax refinancing program	(153,227)	(29,887)	(940)
Payment of dividends and interest on capital	(2,405,419)	(462,223)	(1,345)
Share reimbursement	(2,008,325)
Bonus shares	(1,155,811)

Cash flows from financing activities	974,449	2,918,711	(355,789)

Foreign exchange differences on cash equivalents	14,346	118,443

Cash flows for the year	(1,591,464)	2,787,569	1,499,496

Cash and cash equivalents
Cash and cash equivalents at end of year	4,413,042	6,004,506	3,216,937
Cash and cash equivalents at beginning of year	6,004,506	3,216,937	1,717,441

Increase in cash and cash equivalents	(1,591,464)	2,787,569	1,499,496

(i)	Includes: (1) inflation adjustment on provision for pension plans that are adjusted by estimated inflation rate based on actuarial assumptions (see note 26) and (2) inflation adjustment on licenses and concessions payable that are adjusted by Telecommunications Service Index (IST) plus 1% p.m. and General Price Index - Domestic Availability (IGP-DI) plus 1% p.m.;
(ii)	Adjusted for inflation by reference to the 4% p.y. compound DI rate variation;
(iii)	Adjusted for inflation in accordance with the specific indexes defined by the respective courts or legislation in force;
(iv)	Adjusted for inflation by Special System for Settlement and Custody Rate – Selic variation 7,25% p.y.

Oi S.A. and Subsidiaries

Consolidated Statements of Cash Flows

for the Years Ended December 31, 2012, 2011 and 2010

(In thousands of Brazilian reais - R$, unless otherwise stated)

Additional disclosures relating to the statement of cash flows

Noncash transactions

	2012	2011	2010
Acquisition of property, plant and equipment and intangible assets (incurring liabilities)	1,146,565	413,460	134,042
Dividends and interest on capital declared and not paid	446,222	251,433	539,658
Redeemable bonus shares	99,967	1,501,984	—
Offset of judicial deposits against provisions	378,693	254,693	338,225
Offset of judicial deposits against taxes	—	158,281	—

Corporate reorganization

The assets acquired and the liabilities assumed on February 27, 2012 after the corporate reorganization commented in Note 1 are summarized below.

Cash and cash equivalents	4,930,186
Recoverable taxes	5,084,467
Investments	60,307
Property, plant and equipment	15,011,937
Intangible assets	2,693,297
Loans and financing	(21,101,747)
Taxes payable	(2,288,777)
Other assets and liabilities	(243,635)
Merged net assets	4,146,035

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

1.	GENERAL INFORMATION

Oi S.A. (“Company” or “Oi”), former Brasil Telecom S.A. or “BrT”, is a Switched Fixed-line Telephony Services (“STFC”) concessionaire, operating since July 1998 in Region II of the General Concession Plan (“PGO”), which covers the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul, and the Federal District, in the provision of STFC as a local and intraregional long-distance carrier. Since January 2004, the Company also provides domestic and international long-distance services in all Regions and local services outside Region II started to be provided in January 2005. These services are provided under concessions granted by Agência Nacional de Telecomunicações—ANATEL (National Telecommunications Agency), the regulator of the Brazilian telecommunications industry.

The Company is headquartered in Brazil, in the city of Rio de Janeiro, at Rua Humberto de Campos, 425 – 8th floor.

The Company also holds: (i) through its wholly-owned subsidiary Telemar Norte Leste S.A. (“TMAR”) a concession to provide fixed telephone services in Region I and nationwide International Long-distance services; (ii) through its indirect subsidiary TNL PCS S.A. (“TNL PCS”) a license to provide mobile telephony services in Regions I and III; (iii) through its wholly-owned subsidiary 14 Brasil Telecom Celular S.A. (“BrT Celular”) a license to provide mobile telephony services in Region II.

The terms of the concession agreements and licenses above are disclosed in Note 17.

The Company is registered with the Brazilian Securities and Exchange Commission (“CVM”) and the U.S. Securities and Exchange Commission (“SEC”). Its shares are traded on the São Paulo Mercantile and Stock Exchange (“BM&FBOVESPA”) and its American Depositary Receipts (“ADRs”) are traded on the New York Stock Exchange (“NYSE”).

The Company’s financial statements were analyzed and approved by the Board of Directors, and authorized for issuance at the meeting held on April 25, 2013.

The interests held in Company subsidiaries, less treasury shares, are as follows:

Company	Business	Direct 2012	Indirect 2012	Direct 2011	Indirect 2011
14 Brasil Telecom Celular S.A. (“BrT Celular”)	Mobile telephony – Region II	100%		100%
Brasil Telecom Comunicação Multimídia Ltda. (“BrT Multimídia”)	Data traffic	99.99%	100%	90.46%	100%
BrT Card Serviços Financeiros Ltda. (“BrT Card”)	Financial services	100%		100%
Vant Telecomunicações S.A. (i)	Multimedia communication			99.99%	100%
Brasil Telecom Call Center S.A. (“BrT Call Center”)	Call center and telemarketing services	100%		100%
BrT Serviços de Internet S.A. (“BrTI”)	Holding company	100%		100%
Agência O Jornal da Internet Ltda. (“JINT”) (i)	Internet			30%
iG Participações S.A. (“iG Part”) (ii)	Holding company			0.16%	100%
Internet Group do Brasil S.A. (“iG Brasil”)	Internet		100%	13.64%	100%
Nova Tarrafa Participações Ltda. (“NTPA”) (ii)	Holding company			100%

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Brasil Telecom Cabos Submarinos Ltda. (“BrT CS”)	Data traffic	99.99%	100%	99.99%	100%
Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (“BrT SCS Bermuda”) (1)	Data traffic		100%		100%
Brasil Telecom of America Inc. (“BrT of America”) (2)	Data traffic		100%		100%
Brasil Telecom de Venezuela, S.A. (“BrT Venezuela”) (3)	Data traffic		100%		100%
Brasil Telecom de Colombia, Empresa Unipersonal (“BrT Colombia”) (4)	Data traffic		100%		100%
Oi Paraguay Comunicaciones SRL (“Oi Paraguay”) (5)	Data traffic		100%		100%
Sumbe Participações S.A. (“Sumbe”)	Property Investments			100%
Rio Alto Participações S.A.	Property Investments	100%		100%
Copart 5 Participações S.A. (“Copart 5”)	Property Investments	100%		100%
Telemar Norte Leste S.A. (“TMAR”)	Fixed-line telephony – Region I	100%
TNL PCS S.A. (“TNL PCS”)	Mobile Telephony – Regions I and III		100%
Paggo Empreendimentos S.A. (“Paggo”)	Payment and credit systems		100%
Paggo Acquirer Gestão de Meios de Pagamentos Ltda. (“Paggo Acquirer”)	Payment and credit systems		100%
Paggo Administradora de Crédito Ltda. (“Paggo Administradora”)	Payment and credit systems		100%
Oi Serviços Financeiros S.A.	Property Investments	99.87%	100%
Copart 4 Participações S.A. (“Copart 4”)	Property Investments		100%
Telemar Internet Ltda. (“Oi Internet”)	Internet		100%
Dommo Empreendimentos Imobiliários S.A. (“Dommo”)	Purchase and sale of real estate		100%
SEREDE – Serviços de Rede S/A (“Serede”)	Network services		100%
Pointer Networks S.A. (“Pointer”)	Wi-Fi internet		100%
VEX Wifi Tec España S.L (6)	Wi-Fi internet		100%
VEX Venezuela C.A (3)	Wi-Fi internet		100%
VEX Wifi S.A. (7)	Wi-Fi internet		100%
VEX Ukraine LLC (8)	Wi-Fi internet		100%
VEX USA Inc (2)	Wi-Fi internet		100%
VEX Bolivia (9)	Wi-Fi internet		100%
Pointer Networks S.A. – SUC Argentina (10)	Wi-Fi internet		100%
VEX Wifi Canada Ltd (11)	Wi-Fi internet		100%
VEX Chile Networks Serv Tec Ltda. (12)	Wi-Fi internet		100%
VEX Colombia Ltda (4)	Wi-Fi internet		100%
VEX Paraguay S.A. (5)	Wi-Fi internet		100%
Pointer Peru S.A.C. (13)	Wi-Fi internet		100%
VEX Portugal S.A. (14)	Wi-Fi internet		100%
VEX Panama S.A. (15)	Wi-Fi internet		100%
Oi Brasil Holdings Cooperatief UA (16)	Payment and credit systems	100%
Circuito das Águas Telecom S.A.	Property Investments		100%
Caryopoceae Participações S.A.	Property Investments		100%
Bryophyta SP Participações S.A.	Property Investments		100%

(i)	Subsidiary merged as disclosed in this Note, in the topic Other mergers conducted in 2012.
(ii)	Subsidiary merged as disclosed in this Note, in the topic iG Group Corporate Reorganization in October 2012.

All Company subsidiaries are headquartered in Brazil except for the following:

1)	Headquartered in the Bermuda

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

2)	Headquartered in the United States of America
3)	Headquartered in Venezuela
4)	Headquartered in Colombia
5)	Headquartered in Paraguay
6)	Headquartered in Spain
7)	Headquartered in Uruguay
8)	Headquartered in Ukraine
9)	Headquartered in Bolivia
10)	Headquartered in Argentina
11)	Headquartered in Canada
12)	Headquartered in Chile
13)	Headquartered in Peru
14)	Headquartered in Portugal
15)	Headquartered in Panama
16)	Headquartered in The Netherlands

The interests in joint ventures are as follows:

Company	Business	Direct 2012	Indirect 2012	Direct 2011	Indirect 2011
Companhia AIX de Participações (“AIX”)	Data traffic		50%
Paggo Soluções e Meios de Pagamento S.A. (“Paggo Soluções”)	Financial company		50%

The assets and liabilities of jointly controlled entities have been combined on a per line item basis in the Company’s financial statements by the proportionate consolidation method, as follows:

AIX	2012	2011
Current assets	6,707
Non-current assets	60,012
Current liabilities	1,640
Non-current liabilities	2,895
Equity	62,184
Revenue	23,837
Expenses	(24,112)

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Paggo Soluções	2012	2011
Current assets	1,281
Non-current assets	38,264
Current liabilities	2,847
Equity	36,698
Revenue	306
Expenses	(15,579)

Amendment of Company Bylaws

The Company’s Extraordinary Shareholders’ Meeting held on November 7, 2012 approved the amendment to the Company’s Bylaws to adapt them to the new rules of BM&F/BOVESPA’s (São Paulo Stock Exchange) Level 1 of Corporate Governance Listing Regulations to allow the Company to enter said corporate governance level.

Corporate Reorganizations in 2012

Corporate Reorganization of the Oi Group undertaken in February 2012

The shareholders of the Oi companies (Tele Norte Leste Participações S.A. (“TNL”), TMAR, Coari Participações S.A. (“Coari”) and Oi) approved at the shareholders’ meetings held on February 27 2012 the corporate reorganization that consisted of the partial split-off of TMAR with the merger of the split-off portion by Coari followed by the merger of TMAR shares by Coari and the mergers of Coari and TNL with and into Oi, the company that now concentrates all the shareholdings in Oi companies and is the only Oi company listed in a stock exchange, and whose corporate name was changed to Oi S.A. at the time of the same shareholders’ meetings.

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

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The purpose of the corporate reorganization was to definitely simplify the corporate structure and the corporate governance of the Oi companies, resulting in the creation of value for the shareholders by, but not limited to:

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

Oi’s Extraordinary Shareholders’ Meeting held on February 27, 2012 also approved the Oi redeemable bonus preferred shares proposal attributed exclusively to BrT shareholders prior to the merger, totaling R$1.5 billion. The base date of the bonuses payable to shareholders whose shares are traded on the BM&FBOVESPA and shareholders whose shares are traded on the NYSE was

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

March 29, 2012 (deadline to exercise withdrawal rights). Accordingly, beginning March 30, 2012, these shares were traded ex-bonus on the stock exchange. On April 9, 2012, the redemption amount of the redeemable shares was paid proportionally to the each shareholder’s interest in share capital social and on the same date the reimbursement amount was paid to any withdrawing TNL and TMAR shareholders, which totaled R$1,999,300. The amount of the redeemed shares above was deducted from the calculation of the approved share exchange ratios.

The table below shows the exchange ratios resulting from the mergers of TNL and Coari with and into Oi:

Original share/Replacement share	Exchange ratio
TNLP3 / BRTO3	2.3122
TNLP4 / BRTO4	2.1428
TNLP4 / BRTO3	1.8581
TMAR3 / BRTO3	5.1149
TMAR5 and TMAR6 / BRTO4	4.4537
TMAR5 and TMAR6 / BRTO3	3.8620

The common and preferred shares of Oi S.A. started to be traded, under their new tick code OIBR3 and OIBR4, respectively, on April 9, 2012.

In addition to the relevant corporate approvals, the corporate reorganization was approved by the ANATEL on October 27, 2011. In addition, the shares to be issued by Oi S.A. in this context were registered with the SEC, and we obtained the consent of Oi companies’ creditors to implement the corporate reorganization, where applicable.

The impacts of all stages of the corporate reorganization were prospectively accounted for based on the book net assets of each company. The resulting increase in the Company’s equity and its consolidated financial statements amounts to R$4,146,035.

The Company has accounted for the Coari merger and the TNL merger using the carry-over basis of our own assets and liabilities and of the assets and liabilities assumed of TNL, Telemar, and Coari as from the date of the reorganization. The carry-over basis of the assets and liabilities were determined at the lowest level entity in the group (i.e., the effects of the purchase accounting relating to Coari’s acquisition of Brasil Telecom (now Oi S.A.) will not be reflected in the assets and liabilities of Oi S.A. in its consolidated financial statements as a result of the TNL merger). Additionally, the Company’s historical financial statements have not been restated to reflect the impacts of the corporate reorganization on a retrospective basis. Due to the limited guidance in IFRS as issued by the IASB and BR GAAP regarding restructurings of entities under common control, the Company made a formal request for consultation with the CVM regarding the accounting policy to be applied to these common-control mergers. On April 24, 2013, the Board of Directors of the CVM unanimously decided that the accounting policy to use our carry-over basis of the Company’s own assets and liabilities is the most adequate policy given the fact pattern, and would provide more relevant and reliable information for the investor.

As a result, the financial statements for the year ended December 31, 2012, which were previously filed with the CVM, were restated to reflect said change in accounting policy.

As a result of the corporate reorganization, the balance sheet and income statement of the Company and its consolidated financial statements have been affected as from the date the transaction was approved, on February 27, 2012, and with respect to income statement as from February 28, 2012, when it started to include the balances and transactions arising from the operations of TMAR and its subsidiaries.

Corporate Reorganization of the iG Group undertaken in October 2012

On October 24, 2012, our Board of Directors approved the corporate reorganization of the iG Group’s subsidiaries by undertaking the following steps: (i) BrTI capital increase, by the Company, amounting to R$51,828, paid in by transferring our stakes in NTPA (99.99%), iG Part (0.16%), and iG Brasil (13.64%); (ii) BrTI capital reduction, amounting to R$48,807, by transferring the investment held in BrT Multimídia to the Company, and (iii) mergers of iG Part with and into iG Brasil and NTPA with and into BrTI, at their carrying amounts. As a result iG Brasil became a wholly-owned subsidiary of BrTI.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Other mergers undertaken in 2012

During October, November and December 2012, several mergers were undertaken involving Oi Group holding companies and dormant companies to streamline the corporate structure. The equity of the merged companies was valued at their carrying amounts.

i.	Merger of Vant with and into BrT Multimídia on October 30, 2012;

ii.	Merger of TNL.Net, TNL Trading, TNL Exchange, and JINT with and into BrTI on November 1, 2012;

iii.	Merger of Tomboa, Tete, and Carpi with and into TMAR on November 30, 2012;

iv.	Merger of Blackpool with and into Oi Internet on December 1, 2012; and

v.	Merger of TNCP (wholly-owned subsidiary) with and into TMAR on December 31, 2012.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies detailed below have been consistently applied in all fiscal years presented in these Individual and Consolidated financial statements, and have been consistently applied both by the Company and its subsidiaries.

(a)	Reporting basis

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

(b)	Significant accounting policies

Consolidation criteria of subsidiaries by the full consolidation method

Full consolidation was prepared in accordance with IAS 27 Consolidated Financial Statements and incorporates the financial statements of the Company’s direct and indirect subsidiaries. The main consolidation procedures are as follows:

•	the balances of assets, liabilities, income and expenses, according to their accounting nature, are added up;

•	intragroup assets and liabilities and material income and expenses are eliminated;

•	investments and related interests in the equity of subsidiaries are eliminated;

•	non-controlling interest in equity and income statement for the year are separately stated; and

•	exclusive investment funds (Note 9) are consolidated.

Consolidation criteria of jointly controlled entities by the proportionate consolidation method

The Company elected to recognize interests held in joint ventures by the proportionate consolidation method, in accordance with IAS 31 Joint Ventures. The method used consists of consolidating the Company’s interests in each joint venture’s assets, liabilities, income and expenses, on a per line item basis, in its financial statements.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Foreign currency translation

Functional and presentation currency

The Company and its subsidiaries operate mainly as telecommunications industry operators in Brazil, respectively, and engage in activities typical of this industry (see Note 1), and the Brazilian real (R$) is the currency used in their transactions.

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

Group companies

The Company holds investments in companies with registered head offices abroad, none of which uses a functional currency other than the Brazilian real (R$).

The Company has a subsidiary in Venezuela whose economy is considered a hyperinflationary economy under IAS 29.

The Company’s management analyzed the effect of hyperinflation of the consolidated financial statements and concluded that the impact of inflation adjustment for the period is immaterial, as this subsidiary’s equity (equity deficiency) (base for the hyperinflationary effects) as at December 31, 2012, is R$(2,563) (R$2,658 in 2011).

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

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

Business combinations

The Company elected to adopt the exemption from the remeasurement of business combinations undertaken before the date of transition to IFRSs January 1, 2009 pursuant to IFRS 1. The excess amounts paid, therefore, are measured and classified using their original bases. The Company depreciates amounts recognized based on the appreciation of the acquired assets, according to the useful lives of the underlying assets, and tests such assets to determine any asset impairment losses when there is evidence of impairment; on the other hand, the Company tests goodwill for impairment on an annual basis.

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

Short and long term investments

Classified according to their purpose as: (i) held for trading securities; (ii) held to maturity; and (iii) available for sale.

Trading securities are measured at fair value and their effects are recognized in income statement. Held-to-maturity investments are measured at cost plus income earned, less the allowance for adjustment to probable recoverable amount, when applicable, and its effects are recognized in income statement. Available-for-sale investments are measured at fair value and their effects are recognized in valuation adjustments to equity, when applicable.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Trade receivables

Receivables from telecommunications services provided are stated at the tariff or service amount on the date they are provided and do not differ from their fair values.

These receivables also include receivables from services provided and not billed by the end of the reporting period and receivables related to handset, SIM cards, and accessories. The provision for doubtful accounts estimate is recognized in an amount considered sufficient to cover possible losses on the realization of these receivables. The provision for doubtful accounts estimate is prepared based on a history of default.

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

Available-for-sale financial asset

Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale or that are not classified as (a) loans and receivables, (b) held-to-maturity investments, or (c) financial assets at fair value through profit or loss. The Company initially records available-for-sale financial assets at their fair value plus any costs directly attributable to the transaction. After their initial recognition, they are measured at fair value and any changes, other than impairment losses and foreign currency differences on translating available-for-sale debt instruments, are recognized in other comprehensive income and presented as part of equity. When an investment is derecognized, the gains or losses accumulated in other comprehensive income are transferred to income statement.

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

for the Years Ended December 31, 2012 and 2011

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

for the Years Ended December 31, 2012 and 2011

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

Discount to present value

The Company values its financial assets and financial liabilities to identify instances of applicability of the discount to present value. Leased assets are discounted to present value.

Generally, when applicable, the discount rate used is the average return rate on investments for financial assets or interest charged on Company loans for financial liabilities. The balancing item is the asset or liability that has originated the financial instrument, when applicable, and the deemed borrowing costs are allocated to the Company’s profits over the transaction term.

The Company believes that none of the assets and liabilities as at December 31, 2012 and 2011 is subject to the discount to present value, in view of the following factors: (i) their nature; (ii) short-term realization of certain balances and transactions; (iii) absence of monetary assets and monetary liabilities with observable or unobservable embedded interest. Financial instruments measured at the amortized costs are adjusted for inflation using relevant contractual indices.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

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

Derivative financial instruments

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

Financial liabilities and equity instruments

Debt or equity instruments issued the Company and its subsidiaries are classified as financial liabilities or equity instruments, according to the contractual substance of the transaction. Financial liabilities, including dividends and interest on capital declared, are derecognized when the financial liability is considered extinguished. Gains arising from the extinguishment of the original liability are recorded in income.

Beginning February 27, 2012, the Company started to adopt hedge accounting for its derivative financial instruments, which had been adopted by subsidiary TMAR since January 1, 2011. The purpose of this practice is to reduce the volatility of the gains or losses recognized due to changes in the fair values of these derivative financial instruments. Derivative financial instruments that qualify for hedge accounting are submitted to periodic prospective and retrospective effectiveness tests using the dollar offset method.

Derivative instruments contracted and designated for hedge accounting are formally identified through initial designation documentation prepared in accordance with the requirements of IAS 39. Derivative financial instruments classified as cash flows hedges were designated for hedge accounting.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The effective portion, as defined in IAS 39, is recognized is an equity line item called ‘Other comprehensive income’, net of taxes, and is reclassified to financial income (expenses) using the effective rate. The ineffective portion, measured after the quarterly effectiveness tests, is recognized in financial income (expenses) in the same period it occurs.

Changes in the fair values of derivative financial instruments that are not designated for purposes of hedge accounting are accounted as financial income or expenses in the income statement for the period they occur.

The hedge relationship expires and the designation is removed when:

(i)	The derivative contract is exercised, terminated or settled, or if the Company or its subsidiary TMAR voluntarily removes the designation, according to the criteria set out in IAS 39. If the hedged item continues to exist, the balances accumulated in other comprehensive income related to the changes in the fair value of the derivative are allocated to profit or loss for the period in which the hedged interest expenses and foreign exchange fluctuations are allocated.

(ii)	The debt is prepaid or extinguished. In this case, the balance accumulated in other comprehensive income is immediately allocated to financial income or expenses in profit or loss for the period their designation is terminated.

The required information on derivative instruments and the effects recognized by the Company and its subsidiary TMAR for the year ended December 31, 2012 are described in Note 3.

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

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The sponsor does not have the legal or constructive obligation of making additional contributions, in the event the fund lacks sufficient assets to pay all employees the benefits related to the services provided in the current year and prior years.

The defined benefit plan recognized gains and losses under the corridor approach. The defined benefit is annually calculated by independent actuaries, who use the projected unit credit method. The present value of the defined benefit is determined by discounting the estimated future cash outflows, using the projected inflation rate plus long-term interest. The obligation recognized in the balance sheet as regards the defined benefit pension plans presenting a deficit, corresponds to the present value of the benefits defined at the balance sheet date, less the fair value of the plan’s assets.

The asset recognized in balance sheet corresponds to the present value of available economic benefits, consisting of refunds or reductions in future contributions to the plan.

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

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Revenue from sales of payphone cards–Public Use Telephony (TUP) is recognized when the credits are effectively consumed by the customers.

•	Customer loyalty program (“Oi Pontos”)

The subsidiaries BrT Celular and TNL PCS implemented a customer loyalty program (“Oi Pontos”), under which mobile telephony customers accumulate points related to the amounts paid for mobile telephony, fixed telephony, internet and pay TV services, which can be exchanged for mobile telephony service packages, handset discounts, events available at “Oi experiences” and/or transferred to the Multiplus Fidelidade Program (partner of said subsidiaries) to be exchanged for several other awards of this program, such as air tickets, fuel in gas stations, etc.

The Company accounts for the points awarded under the program as a separately identifiable component of the sales transaction in which they are granted. The fair value of the consideration received or receivable in respect of the initial sale is allocated between the award credits and the other components of the sale. The consideration allocated to the points is measured by reference to their fair value, i.e., the amount for which the award credits could be sold separately. This amount is deferred and the related revenue is recognized when, and only when, the points are redeemed or transferred to partner programs. Revenue recognition is based on the number of points that have been redeemed in exchange for awards relative to the total number expected to be redeemed. This program began its effective operations in the first quarter of 2011 and its balance is recognized in liabilities, in line item ‘Unearned revenues’.

Expense recognition

Expenses are recognized on the accrual basis, considering their relation with revenue realization. Prepaid expenses attributable to future years are deferred over the related periods.

Financial income and expenses

Financial income is recognized on the accrual basis and comprises interest on receivables settled after due date, gains on Short and long term investments and gains on derivative instruments. Financial expenses represent interest effectively incurred and other charges on loans, financing, derivative contracts, and other financial transactions.

Includes income and expense arising from inflation adjustments relating to assets and liabilities that are inflation indexed in accordance with the respective contractual terms, law or judicial decision.

Current and deferred income tax and social contribution on profit

Income tax and social contribution on profit are recorded on the accrual basis. Said taxes attributed to temporary differences and tax loss carryforwards are recorded in assets or liabilities, as applicable, only under the assumption of future realization or payment. The Company prepares technical studies that consider the future generation of taxable income, according to management expectations, considering the continuity of the companies as going concerns. The Company writes

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

down the carrying amount of deferred tax assets when it is not longer probable that sufficient taxable income will be available to allow the utilization of the whole or part of the deferred tax assets.

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

Earnings per share

Basic earnings per share are calculated using net income for the period attributable to the owners of the Company and non-controlling interests and the weighted average number of common and preferred shares outstanding in the period. Diluted earnings per share are calculated using said weighted average number of outstanding shares adjusted by potentially dilutive convertible instruments in the reporting periods, pursuant to IAS 33.

Statements of cash flows

The statement of cash flows is prepared in accordance with IAS 7, under the indirect method. The Company classifies in line item ‘Cash and cash equivalents’ the balances amounts immediately convertible into cash and highly-liquid investments (usually with maturities of less than three months) subject to an immaterial risk of change in value.

Cash flows are classified in the statements of cash flows, depending of their nature, as (i) operating activities; (ii) investing activities; and (iii) financing activities. Cash flows arising from operating activities basically comprise trade receivables, trade payables, personnel expenses, financial charges, and losses on lawsuits. Cash flows arising from investing activities basically comprise the acquisition and disposal of investments, judicial deposits and withdrawals, and cash payments and cash receipts from the purchase and sale of property, plant and equipment, intangibles and other long-term assets. Cash flows arising from financing activities basically comprise cash payments and cash proceeds related to loans and financing, loans, derivatives, and dividends and interest on capital.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

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

Provision for doubtful accounts

The provision for doubtful accounts is set to recognize probable losses on receivables, as described in note 2, taking into account the actions taken to restrict the provision of services to and collect default customers.

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

Depreciation and amortization of assets with finite useful lives

Property, plant and equipment items and intangible assets with finite useful lives are depreciated and amortized, respectively, on a straight-line basis, over the useful lives of the related asset. The depreciation and amortization rates of the most significant assets are shown in Notes 16 and 17, respectively.

The useful lives of certain assets may vary as they are used in the fixed-line or mobile telephony segments. The Company reviews the useful lives of assets on annual basis.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Impairment of long-lived assets

The Company tests property, plant and equipment items and intangible assets for impairment either in light of decisions to discontinue activities where such assets are used or when there are evidences that the future operating revenue will not be sufficient to assure their realization.

Assets with finite useful lives are tested for impairment whenever events or changes in circumstances indicate that the asset might be impaired. The Company tests assets with indefinite useful lives (goodwill) for impairment annually in accordance with the accounting policy described in note 2 (b).

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

Derivative financial instruments

Derivative financial instruments are recognized at fair value based on future cash flow estimates associated to each instrument contracted. The estimates presented may not necessarily be indicative of the amounts that could be obtained in the current market. The use of different assumptions to measure the fair value could have a material effect on the amounts obtained and not necessarily be indicative of the cash amounts that the Company would receive or to settle such transactions.

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

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

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

(d)	New and revised standards and interpretations

New standards that became effective in 2012 but that did not affect the consolidated financial statements

The adoption of new and revised IFRSs that became effective in 2012 had no impact, individually or in aggregate, on the amounts reported and/or disclosed for the current and prior years; however, they could affect the accounting of future transactions or arrangements.

Amendments to IAS 1 Presentation of Items of Other Comprehensive Income (iii): permit presenting the income statement and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to IAS 1 require additional disclosures to be made in the other comprehensive income section such that items of other comprehensive income are grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that will be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis.

Amendments to IAS 12 – Clarifies the tax treatment of investment property values at fair value.

Standards and interpretations not yet effective and not yet adopted

IFRS 9 Financial Instruments (iii): introduces new requirements for the classification, measurement and derecognition of financial assets. The most significant effect of the new standard relates to the accounting for changes in the fair value of a financial liability (designated as at fair value through income statement) attributable to changes in the credit risk of that liability. Thus, the amount of change in the fair value of the financial liability that is attributable to changes in the credit risk of that liability is presented in ‘Other comprehensive income’, unless the recognition of the effects of changes in the liability’s credit risk in other comprehensive income would create or enlarge an accounting mismatch in profit or loss.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

IFRS 10 Consolidated Financial Statements (i): replaces the parts of IAS 27 Consolidated and Separate Financial Statements that deal with consolidated financial statements. SIC-12 Consolidation – Special Purpose Entities has been withdrawn upon the issuance of IFRS 10. Under IFRS 10, there is only one basis for consolidation, that is control. In addition, IFRS 10 includes a new definition of control.

IFRS 11 Joint Arrangements (i): replaces IAS 31 Interests in Joint Ventures and deals with how a joint arrangement of which two or more parties have joint control should be classified. In June 2012, the IASB revised the transition guidelines to limit the comparative application requirement only for the immediately previous year.

IFRS 12 Disclosure of Interests in Other Entities (i): is a disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the disclosure requirements in IFRS 12 are more extensive than those in the current standards. In June 2012, the IASB revised the transition guidelines to limit the comparative application requirement only for the immediately previous year.

IFRS 13 Fair Value Measurement (i): establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The standard defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. In June 2012, the IASB revised the transition guidelines to limit the comparative application requirement only for the immediately previous year.

Amendments to IAS 19 Employee Benefits (i): the amendments to IAS 19 change the accounting for defined benefit plans and termination benefits. The revised standard eliminates the possibility of using the corridor approach to recognize actuarial gains and losses of defined benefit plans and prescribes that actuarial gains and losses shall be recognized directly in equity (other comprehensive income). The Company estimates that the new standard will have a negative impact on its consolidated equity (other comprehensive income) by R$314,056, on December 31, 2012.

Amendments to IAS 27 Separate Financial Statements (i): the amendments reflect the changes in the accounting for non-controlling interests (minority interests) and relate primarily to accounting for increases and decreases in ownership interests in subsidiaries after control is obtained, accounting for loss of control of subsidiaries, and the allocation of profit or loss to controlling and non-controlling interests in a subsidiary.

Amendments to IAS 28 Investments in Associates and Joint Ventures (i): the objective of the amendment to IAS 28 was to clarify that: (a) an investment in an associate is treated as a single asset for impairment testing in accordance with IAS 36 Impairment of Assets; (b) any impairment recognized is not allocated to any specific assets (notable goodwill); (c) reversed impairment losses are recognized as an adjustment to the carrying amount of the associate provided and to the extent that the recoverable amount of the investment increases; and (d) transition from proportionate consolidate to the equity method to account for joint ventures. The company estimates that applying this standard will reduce by immaterial amounts the assets, liabilities, revenue and expenses presented in the consolidated financial statements.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Amendments to IFRS 7 Financial Instruments: Disclosure (i) and IAS 32 Financial Instruments: Recognition (ii): the amendments require more extensive disclosures on the financial items that are in presented net amounts in the balance sheet.

Amendments to IFRS 1 First Time Adoption of IFRSs (i): The amendments do not impact the Company.

(i) Effective for annual periods beginning on or after January 1, 2013.

(ii) Effective for annual periods beginning on or after January 1, 2014.

(iii) Effective for annual periods beginning on or after January 1, 2015.

3.	DERIVATIVE FINANCIAL INSTRUMENTS AND RISK ANALYSIS

Financial risk management

The Company’s and its subsidiaries’ activities expose them to several financial risks, such as: market risk (including currency fluctuation risk, interest rate risk on fair value, interest rate risk on cash flows, and price risk), credit risk, and liquidity risk. The Company and its subsidiaries use derivative financial instruments to protect them against certain exposures to these risks.

Risk management is carried out by the Company’s treasury officer, in accordance with the policies approved by management.

The Financial Risk Management Policy (the “Policy”), approved by the Board of Directors, documents the management of exposures to market risk factors generated by the financial transactions of the Oi Group companies. Under the Policy, market risks are identified based on the features of financial transactions contracted and to be contracted during the year. Several scenarios are then simulated for each of the risk factors using statistical models, used as basis to measure the impacts the on Group´s financial income (expenses). Based on this analysis, the Executive Committee annually agrees with the Board of Directors the Risk Guideline to be followed in each financial year. The Risk Guideline is equivalent to the worst expected impact of financial income (expenses) on the Group’s net income, with 95% of level of confidence. To ensure a proper risk management, according to the Risk Guideline, the treasury can contract hedging instruments, including derivative transactions such as swaps and currency forwards. The Company and its subsidiaries do not use derivative financial instruments for other purposes.

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

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

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

The method used for calculation of the fair value of derivative instruments was the future cash flows associated to each instrument contracted, discounted at market rates prevailing at December 31, 2012.

The fair value of securities traded in active markets is equivalent to the amount of the last closing quotation available at the end of the reporting period, multiplied by the number of outstanding securities.

For the remaining contracts, the Company carries out an analysis comparing the current contractual terms and conditions with the terms and conditions effective for the contract when they were originated. When terms and conditions are dissimilar, fair value is calculated by discounting future cash flows at the market rates prevailing at yearend, and when similar, fair value is similar to the carrying amount on the reporting date.

Fair value measurement hierarchy

IFRS 7 defines fair value as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction on measurement date. The standard clarifies that the fair value must be based on the assumptions that market participants would consider in pricing an asset or a liability, and establishes a hierarchy that prioritizes the information used to build such assumptions. The fair value measurement hierarchy attaches more importance to available market inputs (i.e., observable data) and a less weight to inputs based on data without transparency (i.e., unobservable data). Additionally, the standard requires that an entity consider all nonperformance risk aspects, including the entity’s credit, when measuring the fair value of a liability.

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

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Level 3 — unobservable inputs are inputs based on little or no market activity. These inputs represent management’s best estimates of how market participants could attribute a price to an asset or liability. Generally, Level 3 assets and liabilities are measured using pricing models, discounted cash flows, or similar methodologies that require significant judgment or estimates.

Under IFRS 7, the Company measures its cash equivalents, short and long term investments, derivative financial instruments and the available-for-sale financial asset at their fair values. Cash equivalents, short and long term investments, and derivative financial instruments are classified as Level 2 since they are measured using market prices for similar instruments. The available-for-sale financial asset is classified as Level 1.

There were no transfers between levels and/or allocations to Level 3 between December 31, 2011 and December 31, 2012.

The table below summarizes our financial assets and financial liabilities carried at fair value at December 31, 2012 and 2011. We also show the corresponding hierarchy levels for financial assets and financial liabilities recognized at fair value:

	Accounting measurement	Fair value measurement hierarchy	2012
			Carrying amount	Fair value
Assets
Cash equivalents	Fair value	Level 2	4,066,168	4,066,168
Short and long term investments	Fair value	Level 2	2,489,599	2,489,599
Accounts receivable (iv)	Amortized cost		7,018,497	7,018,497
Derivative financial instruments	Fair value	Level 2	989,099	989,099
Dividends and interest on capital receivable	Amortized cost
Due from related parties	Amortized cost
Available-for-sale financial asset (i)	Fair value	Level 1	905,829	905,829

Liabilities
Trade payables (iv)	Amortized cost		4,658,849	4,658,849
Loans and financing
Loans and financing (iii)	Amortized cost		25,169,701	25,807,878
Debentures	Amortized cost		8,176,388	8,457,517
Derivative financial instruments	Fair value	Level 2	514,297	514,297
Dividends and interest on capital	Amortized cost		655,306	655,306
Licenses and concessions payable (ii)	Amortized cost		2,157,997	2,157,997
Tax refinancing program (ii)	Amortized cost		1,085,099	1,085,099

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

	Accounting measurement	Fair value measurement hierarchy	2011
			Carrying amount	Fair value
Assets
Cash equivalents	Fair value	Level 2	5,868,374	5,868,374
Short and long term investments	Fair value	Level 2	1,097,354	1,097,354
Accounts receivable (iv)	Amortized cost		2,010,487	2,010,487
Derivative financial instruments	Fair value	Level 2	7,186	7,186
Dividends and interest on capital receivable	Amortized cost
Due from related parties	Amortized cost		2,217,682	2,331,243

Liabilities
Trade payables (iv)	Amortized cost		1,840,552	1,840,552
Loans and financing
Loans and financing (iii)	Amortized cost		3,996,588	3,926,816
Debentures	Amortized cost		4,108,623	4,145,270
Derivative financial instruments	Fair value	Level 2	25,698	25,698
Dividends and interest on capital	Amortized cost		307,720	307,720
Licenses and concessions payable (ii)	Amortized cost		676,481	676,481
Redeemable bonus shares	Amortized cost		1,501,984	1,501,984
Tax refinancing program (ii)	Amortized cost		446,428	446,428

(i) On March 4, 2011, TMAR initiated the process to acquire equity interest in PT - Portugal Telecom, as disclosed in the Material Fact Notice of January 25, 2011. On March 31, 2012, TMAR held a 7.4% stake in PT’s capital for which it had paid a total of R$1,366,910, already including transaction costs and taxes totaling R$157,735.

After successive acquisitions during April and May 2012, TMAR completed the acquisition of a 10% stake in PT, for which it paid R$250,186, included in the transactions costs, and taxes totaling R$951.

Management considers that (i) TMAR’s 10% stake in PT’s capital and (ii) its two (2) representatives appointed on April 6, 2011 to PT’s Board of Directors do not grant it a significant influence on the financial, operating, and strategic policies of PT. Accordingly, this investment was recognized as an available-for-sale financial asset, as required by IAS 32 and 39.

In the year ended December 31, 2012, TMAR recognized a negative adjustment to the fair value of PT shares the impact on the Company’s consolidated amounting to R$82,991, or R$54,774 net of taxes.

Because of its materiality and in accordance with IAS 32 and 39, direct subsidiary TMAR recognized the financial expense loss.

(ii) There is no market for licenses and concessions payable and the tax refinancing program, and, therefore, they are not adjusted to fair value.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(iii) A significant portion of this balance consists of loans and financing granted by the BNDES, export credit agencies, and other related parties, which correspond to exclusive markets and, therefore, their fair values are similar to their carrying amounts.

(iv) The balances of trade receivables and trade payables have near terms and, therefore, they are not adjusted to fair value.

(b)	Measurement of financial assets and financial liabilities at amortized cost

We concluded that the discount to present value of financial assets and financial liabilities under the amortized cost method does not apply, based on the valuation made for this purpose, for the following main reasons:

•	Trade receivables: near-term maturity of bills.

•	Trade payables, dividends and interests on capital: all obligations are due to be settled in the short term.

•	Loans and financing: all transactions are adjusted for inflation based on contractual indices.

•	Licenses and concessions payable: all obligations arising from licenses are adjusted for inflation based on contractual indices.

(c)	Foreign exchange risk

Assets

Foreign currency-denominated cash equivalents and short and long term investments are basically maintained in investment funds exclusively managed for the Company and its subsidiaries, and time deposits.

The risk associated to these assets arises from the possible exchange rate fluctuations that may reduce the balance of these assets. The Company’s and its subsidiaries’ assets subject to this risk represent approximately 6.71% (26.5% in 2011) of our total cash and cash equivalents and short and long term investments.

Additionally, subsidiary TMAR has an available-for-sale financial asset related to the investment in Portugal Telecom’s shares.

These assets are presented in the balance sheet as follows:

	2012		2011
	Carrying amount	Fair value	Carrying amount	Fair value
Assets
Cash equivalents	449,791	449,791	1,299,466	1,299,466
Short-term investments	13,246	13,246
Available-for-sale financial asset	905,829	905,829

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Liabilities

The Company and its subsidiaries have foreign currency-denominated loans and financing. The risk associated with these liabilities is related to the possibility of fluctuations in foreign exchange rates that could increase the balance of such liabilities. The Company’s and subsidiaries’ loans and financing exposed to this risk represent approximately 39.1% (0.01% in 2011) of total liabilities from loans and financing, less the currency hedging transactions contracted. In order to minimize this type of risk, we enter into foreign exchange hedges with financial institutions. Out of the consolidated foreign currency–denominated debt, 97% (100% in 2011) is protected by exchange swaps, currency forwards, and short-term investments in foreign currency. The unrealized gains or losses on hedging transactions are measured at fair value, as described in (a) above.

As at December 31, 2012 and 2011, the amounts shown below were recorded as gain or loss on derivatives (see note 7):

	2012	2011
Gain/(loss) on currency swaps	458,774	(2,434)
Currency forwards	467,041	(46,817)
Total	925,815	(49,251)

As at December 31, 2012, we recognized the changes below in other comprehensive income referring to foreign exchanges hedges designated for hedge accounting treatment:

Table of changes in hedge accounting effects in other comprehensive income
Balance at 2011
Corporate reorganization:
. Gain on designated hedges	119,907
. Deferred taxes on hedge accounting	(40,768)
. Share of subsidiary’s hedge accounting	15,307
. Deferred taxes on share of subsidiary’s hedge accounting	(5,204)
Loss on designated hedges	47,872
Transfer on ineffective portion to profit or loss	1,055
Amortization of hedges to profit or loss at effective rate	9,990
Deferred taxes on hedge accounting	(20,032)
Share of subsidiary’s hedge accounting – after Feb 27, 2012
Balance at 2012	128,127

Swap derivative financial instruments are summarized as follows:

	Derivatives not designated for hedge accounting
	Index	Maturity	Notional amount		Fair value
					Amounts (payable)/receivable
			2012	2011	2012	2011
Cross currency swap contracts US$/R$ (i)
Asset position	US$2.21% to 5.50%	Jul 2015 to Mar 2021	1,703,023		1,916,017
Liability position	CDI 70.40% to 103.52%	Jul 2015 to Mar 2021	(1,703,023)		(1,632,472)
Net amount					283,545

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Cross currency swap contracts US$/Fixed rate (ii)
Asset position	US$3.32% to 5.50%	Oct 2020	1,430,450	1,610,742
Liability position	R$6.15% to 12.82%	Oct 2020	(1,430,450)	(1,536,258)
Net amount				74,484

Cross currency swap contracts US$/R$ (iii)
Asset position	6M US$ LIBOR + 1.07% to 2.50%	Feb 2016 to Aug 2020	1,836,024	1,865,155
Liability position	CDI 88.65% to 109.54%	Feb 2016 to Aug 2020	(1,836,024)	(1,678,765)
Net amount				186,390

Counterparty:

(i) - Deutsche, Goldman Sachs, JP Morgan, Merrill Lynch, Morgan Stanley, Santander, Itaú BBA and Citibank

(ii) - Goldman Sachs, Merrill Lynch and Morgan Stanley

(iii) - Credit Agricole, JP Morgan, Merrill Lynch, Morgan Stanley, Santander, BNP Paribas and HSBC.

	Derivatives designated for hedge accounting
	Index	Maturity	Notional amount		Fair value
					Amounts (payable)/receivable
			2 012	2011	2012	2011
Cross currency swap contracts US$/R$ (i)
Asset position	US$3.00% to 5.58%	Nov 2014 to Feb 2016	307,203		340,674
Liability position	CDI 100.00% to 110.00%	Nov 2014 to Feb 2016	(307,203)		(344,928)
Net amount					(4,254)

Cross currency swap contracts R$/US$ (ii)
Asset position	CDI 100.00%	Feb 2016	197,318		200,162
Liability position	US$4.13% to 4.68%	Feb 2016	(197,318)		(218,733)
Net amount					(18,571)
Counterparty:

(i) - Citibank, Deutsche and Santander

(ii) - Merrill Lynch

Cross currency swap contracts (plain vanilla)

US$/R$: Refer to foreign exchange swaps to protect its US dollar-denominated debt payments. Under these contracts, the asset position is in US dollars plus a fixed interest rate or in US LIBOR plus a fixed interest rate, and the liability position a percentage of interbank deposit rate (CDI) or a fixed rate in real. The main risk of loss in the asset position of these instruments is the US dollar exchange rate fluctuation; however, such losses would be fully offset by the US dollar-denominated debt’s maturities.

R$/US$: Refer to foreign exchange swaps to reverse swap contracts. Under these contracts, the asset position is in US dollar plus a fixed rate and the liability position is a percentage of CDI. The main risk of loss in the liability position of these instruments is the US dollar exchange rate fluctuation; however, such possible losses would be fully offset by the maturities of the reversed US dollar-denominated swaps.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The amounts of NDF derivative financial instruments are summarized as follows:

	Index	Forward	Maturity	Notional amount		Fair value
				2012	2011	Amounts (payable)/ receivable
						2012	2011
US$/R$ NDFs (i)	US$	2.0476 to 2.1314	Jan 2013 to Mar 2013
Net position				5,076,987	642,963	(106,416)	(18,512)
EUR/R$ NDFs (ii)	EUR	2.7041 to 2.7554	Jan 2013 to Feb 2013
Net position				2,020,500		(3,721)

Counterparty:

(i)-BNP, Bradesco, Goldman Sachs, HSBC, Itaú, Merrill Lynch, Morgan Stanley and Santander

(ii)-HSBC, Itaú, Merrill Lynch e Santander, BES, Deutsche and Morgan Stanley.

Non-deliverable forwards (NDFs)

US$/R$: Refer to future US dollar sales transactions using NDFs to protect against a depreciation of the Brazilian real in relation to the US dollar. The main strategy for these contracts is to set the foreign exchange rate for the contract period at a fixed amount, thus mitigating the risk of adverse fluctuations on US dollar-denominated debt. In order to extend the hedging period, we can roll over these instruments by selling US dollars for the period equivalent to the short-term NDF in the portfolio and simultaneously purchase US dollars for longer positions.

Euro/R$: Refer to future Euro dollar sales transactions using NDFs to protect against a depreciation of the Brazilian real in relation to the US dollar. The main strategy for these contracts is to set the foreign exchange rate for the contract period at a fixed amount, thus mitigating the risk of adverse fluctuations on Euro-denominated debt. In order to extend the hedging period, we can roll over these instruments by selling Euro for the period equivalent to the short-term NDF in the portfolio and simultaneously purchase Euro for longer positions.

Foreign exchange risk sensitivity analysis

As at December 31, 2012, management estimated the depreciation scenarios of the Brazilian real in relation to other currencies at yearend. The rates used for the probable scenario were the rates prevailing at the end of December 2012. The probable rates were then depreciated by 25% and 50% and used as benchmark for the possible and remote scenarios, respectively.

	Rate
Description	2012	Depreciation
Probable scenario
US dollar	2.0435	0%
Euro	2.6954	0%
Possible scenario
US dollar	2.5544	25%
Euro	3.3693	25%

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Remote scenario
US dollar	3.0653	50%
Euro	4.0431	50%

As at December 31, 2012, management estimated the future outflows for the payment of interest and principal of its debt pegged to exchange rates based on the interest rates prevailing at the end of the annual reporting period and the exchange rates above, also assuming that all interest and principal payments would be made on the scheduled maturity dates.

The impact of hypothetical depreciations of the Brazilian real in relation to other currencies can be measured by the difference in the future flows in the possible and remote scenarios compared to the probable scenario, where there is no estimate of depreciation. Such sensitivity analysis considers payment outflows in future dates. Thus, the sum of the amounts for each scenario is not equivalent to the fair values or even the present values of liabilities.

As at December 31, 2011, the Company basically held assets represented by cash equivalents and short-term investments exposed to US dollar fluctuation against the Brazilian real. To reduce its foreign exchange exposure of the US dollar-denominated asset the Company contracted a non-deliverable forward (NDF) to protect for the Brazilian real appreciation against the US dollar that would result in a decrease of its asset.

The sensitivity analysis took into consideration 25% and 50% depreciations of the US dollar in relation to the Brazilian real (exchange rate US$1 = R$1.8758). Management believes that the 25% depreciation (exchange rate US$1 = R$2.3448) represented a possible exchange fluctuation scenario and that the 50% depreciation (exchange rate US$1 = R$2.8137) represented a remote exchange fluctuation scenario.

A 25% and 50% appreciation of the Brazilian real against the US dollar would have an adverse impact on the Company’s profit of approximately R$128,792 and R$214,653, respectively.

The impacts of foreign exchange exposure, in the sensitivity scenarios estimated by the Company, are shown in the table below:

	2012
Description	Individual risk	Up to 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Probable scenario
US dollar debt	Dollar appreciation	1,084,310	2,508,170	2,118,580	9,168,287	14,879,347
Derivative financial instruments (net position - US$)	Dollar depreciation	(5,567,976)	(1,208,188)	(888,380)	(3,444,664)	(11,109,208)
US dollar cash	Dollar depreciation	(462,700)				(462,700)
Euro debt	Euro appreciation	51,954	103,908	2,131,383		2,287,245
Derivative financial instruments (net position - euro)	Euro depreciation	(2,005,849)				(2,005,849)
Euro cash	Euro depreciation	(337)				(337)

Total pegged to exchange rate		(6,900,598)	1,403,890	3,361,583	5,723,623	3,588,498

Possible scenario
US dollar debt	Dollar appreciation	1,355,388	3,135,213	2,648,225	11,460,359	18,599,185
Derivative financial instruments (net position - US$)	Dollar depreciation	(6,959,970)	(1,510,235)	(1,110,475)	(4,305,830)	(13,886,510)

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

US dollar cash	Dollar depreciation	(578,375)				(578,375)
Euro debt	Euro appreciation	64,943	129,885	2,664,229		2,859,057
Derivative financial instruments (net position - euro)	Euro depreciation	(2,507,311)				(2,507,311)
Euro cash	Euro depreciation	(421)				(421)

Total pegged to exchange rate		(8,625,746)	1,754,863	4,201,979	7,154,529	4,485,625

Remote scenario
US dollar debt	Dollar appreciation	1,626,465	3,762,255	3,177,870	13,752,431	22,319,021
Derivative financial instruments (net position - US$)	Dollar depreciation	(8,351,964)	(1,812,282)	(1,332,570)	(5,166,996)	(16,663,812)
US dollar cash	Dollar depreciation	(694,050)				(694,050)
Euro debt	Euro appreciation	77,931	155,862	3,197,075		3,430,868
Derivative financial instruments (net position - euro)	Euro depreciation	(3,008,774)				(3,008,774)
Euro cash	Euro depreciation	(506)				(506)

Total pegged to exchange rate		(10,350,898)	2,105,835	5,042,375	8,585,435	5,382,747

Impacts
Possible scenario - probable scenario		(1,725,148)	350,973	840,396	1,430,906	897,127
US dollar		(1,236,591)	324,996	307,550	1,430,906	826,861
Euro		(488,557)	25,977	532,846		70,266
Remote scenario - probable scenario		(3,450,300)	701,945	1,680,792	2,861,812	1,794,249
US dollar		(2,473,183)	649,991	615,100	2,861,812	1,653,720
Euro		(977,117)	51,954	1,065,692		140,529

The impact on the fair value of financial instruments subject to the foreign exchange risk, in the estimated scenarios, is as follows:

Foreign exchange exposure on:
Description	Risk	Balance at 2012
Probable scenario
US dollar debt	Dollar appreciation	11,249,360
Derivative financial instruments (net position - US$)	Dollar depreciation	(10,410,964)
US dollar cash	Dollar depreciation	(462,700)
Euro debt	Euro appreciation	2,027,505
Derivative financial instruments (net position - euro)	Euro depreciation	(2,003,706)
Euro cash	Euro depreciation	(337)

Total pegged to exchange rate		399,158

Possible scenario
US dollar debt	Dollar appreciation	14,061,700
Derivative financial instruments (net position - US$)	Dollar depreciation	(13,013,705)
US dollar cash	Dollar depreciation	(578,375)
Euro debt	Euro appreciation	2,534,381
Derivative financial instruments (net position - euro)	Euro depreciation	(2,504,633)
Euro cash	Euro depreciation	(421)

Total pegged to exchange rate		498,947

Remote scenario
US dollar debt	Dollar appreciation	16,874,040
Derivative financial instruments (net position - US$)	Dollar depreciation	(15,616,446)
US dollar cash	Dollar depreciation	(694,050)
Euro debt	Euro appreciation	3,041,258
Derivative financial instruments (net position - euro)	Euro depreciation	(3,005,559)

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Euro cash	Euro depreciation	(506)

Total pegged to exchange rate		598,737

Estimated impacts on fair value of financial instruments

Possible scenario - probable scenario		99,789

US dollar		93,924
Euro		5,865

Remote scenario - probable scenario		199,579

US dollar		187,848
Euro		11,731

(d)	Interest rate risk

Assets

Cash equivalents and short and long term investments in local currency are substantially maintained in financial investment funds exclusively managed for the Company and its subsidiaries, and investments in private securities issued by prime financial institutions.

The interest rate risk linked to these assets arises from the possibility of decreases in these rates and consequent decrease in the return on these assets.

These assets are presented in the balance sheet as follows:

	2012		2011
	Carrying amount	Market value	Carrying amount	Market value
Assets
Cash equivalents	3,616,377	3,616,377	5,868,374	5,868,374
Short and long term investments	2,476,353	2,476,353	1,097,354	1,097,354
Due from related parties (*)			2,217,682	2,331,243

(*)	Refer to private debentures issued by TMAR that pay interest pegged to the CDI (Note 11).

Liabilities

The Company and its subsidiaries have loans and financing subject to floating interest rates, based on the Long-term Interest Rate (TJLP) or the CDI, in the case of real-denominated debt, and on the LIBOR, in the case of U.S. dollar-denominated debt.

As at December 31, 2012, approximately 65.4% (76.7% at December 31, 2011) of the incurred debt, less adjustment for derivative transactions, was subject to floating interest rates. After the derivative, approximately 70.3% (76.7% in 2011) of the consolidated debt was subject to floating interest rates. The most material exposure of Company’s and its subsidiaries’ debt after the hedging transactions is to CDI. Therefore, a continued increase in this interest rate would have an adverse impact on future interest payments and hedging adjustments. However, as the Company’s and its subsidiaries’ cash is invested mainly in securities pegged to the CDI fluctuation, the net exposure to CDI of current liabilities does not constitute a material risk for the Company and its subsidiaries.

We continuously monitor these market rates to assess the possible contracting of instruments to hedge against the risk of fluctuation of these rates.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

As at December 31, 2012 and 2011, the amounts shown below were recorded as gain or loss on derivative instruments: (see Note 7)

	2012	2011
Gain/(loss) on interest rate swap	16,206

Total	16,206

As at December 31, 2012, we recognized the changes below in other comprehensive income referring to interest rate hedges designated for hedge accounting treatment:

Table of changes in hedge accounting effects in other comprehensive income
Balance at 2011
Corporate reorganization:
Gain on designated hedges	(2,151)
Deferred taxes on hedge accounting	731
Share of subsidiary’s hedge accounting	(412)
Deferred taxes on share of subsidiary’s hedge accounting	140
Loss on designated hedges	22,472
Transfer on ineffective portion to profit or loss	2
Amortization of hedges to profit or loss at effective rate	(1,642)
Deferred taxes on hedge accounting	(7,083)
Share of subsidiary’s hedge accounting – after Feb 27, 2012

Balance at 2012	12,057

The amounts of contracted derivatives to hedge against floating interest rates on outstanding debt are summarized below:

	Derivatives designated for hedge accounting
	Index	Maturity	Notional amount		Fair value
					Amounts (payable)/receivable
			2012	2011	2012	2011
Fixed rate/DI swaps (i)
Asset position	Fixed 11.30% to 12.35%	Oct 2020	368,885		430,848
Liability position	CDI 103.35% to 113.70%	Oct 2020	(368,885)		(389,659)

Net amount					41,189

US$ LIBOR/US$ fixed rate swaps (ii)
Asset position	6M US$ LIBOR + 0.80%	Jul 2015	167,195		168,120
Liability position	US$3.62% to 3.82%	Jul 2015	(167,195)		(174,899)

Net amount					(6,779)

Counterparty:

(i)-Goldman Sachs and Morgan Stanley

(ii)-Itaú BBA.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

	Derivatives not designated for hedge accounting
	Index	Maturity	Notional amount		Fair value
					Amounts (payable)/receivable
			2012	2011	2012	2011
CDI + spread/CDI swaps (i)
Asset position	CDI + 0.55%	Mar 2013	270,000		276,646
Liability position	CDI 103.80%	Mar 2013	(270,000)		(276,258)

Net amount					388

Fixed rate/DI swaps (ii)
Asset position	Fixed 11.00% to 12.82%	Oct 2020	375,160		440,315
Liability position	CDI 99.70% to 102.50%	Oct 2020	(375,160)		(382,869)

Net amount					57,446

US$ LIBOR/US$ fixed rate swaps (iii)
Asset position	6M US$ LIBOR + 3.00%	Feb 2016 to Feb 2022	3,910,458		6,663,293
Liability position	US$1.58% to 5.88%	Feb 2016 to Feb 2022	(3,910,458)		(6,801,646)

Net amount					(138,353)

US$ fixed rate/US$ LIBOR swaps (iv)
Asset position	US$5.88%	Feb 2022	3,045,500		5,931,629
Liability position	6M US$ LIBOR + 3.00%	Feb 2022	(3,045,500)		(5,822,175)

Net amount					109,454

Counterparty:

(i) - Citibank S.A.

(ii) - Merrill Lynch and Morgan Stanley

(iii) - Citibank S.A., Merrill Lynch, Morgan Stanley and Société General

(iv) - Morgan Stanley

Interest rate swaps

US$ LIBOR/US$ fixed rate: Refer to interest rate swaps to protect debt payments pegged to US dollar floating rates from exchange fluctuation. Under these contracts, the asset position in US dollar LIBOR and the liability position is a fixed rate. The risk of loss in the asset position of these instruments is, therefore, the fluctuation of the US dollar LIBOR; however, such possible losses would be fully offset by maturities of US dollar-denominated debt pegged to LIBOR.

US$ fixed rate/US$ LIBOR: Refers to the interest rate swap transaction that changes US dollar-denominated debt payments from fixed rate to floating rate. Under this contract, the asset position is a US dollar fixed rate and a LIBOR liability position to reduce the cost of the backing debt, as part of the Company’s onerous liability management strategy.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

CDI + spread/CDI: Refer to interest rate swaps to protect payments of Brazilian-real denominated debentures pegged to CDI plus spread. Under such contract, the asset position is in CDI plus spread and a liability position is a percentage of CDI.

R$ fixed rate/CDI: Refer to interest rate swaps to convert a foreign exchange swap liability position at a fixed rate into R$ to a liability subject to a DI percentage. This transaction is intended to swap the exchange peg of a certain dollar-denominated debt to a floating DI position, cancelling the debt’s current fixed rate position.

Interest rate fluctuation risk sensitivity analysis

Management believes that the most significant risk related to interest rate fluctuations arises from its liabilities pegged to the TJLP, the USD LIBOR, and mainly the CDI. This risk is associated to an increase in those rates.

As at December 31, 2012, management estimated the fluctuation scenarios of the rates DI, TJLP, and USD LIBOR. The rates used for the probable scenario were the rates prevailing at the end of the reporting period. These rates have been stressed by 25 and 50 percent, and used as benchmark for the possible and remote scenarios. Note that the TJLP remained stable at 6% per year from July 2009 to June 2012, and in July 2012 it was reduced to 5.5% per year, and was maintained at this level through December 2012, when it was once again reduced, this time to 5.0% per year.

2012
Interest rate scenarios
Probable scenario			Possible scenario			Remote scenario
CDI	TJLP	6M USD LIBOR	CDI	TJLP	6M USD LIBOR	CDI	TJLP	6M USD LIBOR
6.90%	5.5%	0.50825%	8.63%	6.88%	0.63531%	10.35%	8.25%	0.76238%

2011
Interest rate scenarios
Probable scenario		Possible scenario		Remote scenario
CDI	TJLP	CDI	TJLP	CDI	TJLP
10.87%	6.00%	13.59%	7.50%	16.31%	9.00%

As at December 31, 2012, management estimated the future outflows for the payment of interest and principal of its debt pegged to CDI, TJLP and USD LIBOR based on the interest rates above, also assuming that all interest and principal payments would be made on the scheduled maturity dates. The outflows for repayment of Oi Group related party debt were not considered. The impact of hypothetical increases of interest rates can be measured by the difference in the future flows in the possible and remote scenarios compared to the probable scenario, where there is no estimate of increase. Such sensitivity analysis considers payment outflows in future dates. Thus, the aggregate of the amounts for each scenario is not equivalent to the fair values, or even the present values of these liabilities. The fair values of these liabilities, should the Company’s credit risk remain unchanged, would not be impacted in the event of fluctuations in interest rates, as the interest rates used to estimate future cash outflows would be the same rates that discount such flows to present value.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Additionally, the Company has cash equivalents and short and long term investments in floating rate securities whose yield would also increase in the possible and remote scenarios, thus offsetting part of the impact of the increase of interest rates on debt payment outflows. However, as the estimated maturities are different from the maturities of financial liabilities, the impact of the scenarios on such assets has not been considered. The balances of cash equivalents and short and long term investments are disclosed in Note 9.

The impacts of exposure to interest rates, in the sensitivity scenarios estimated by the Company, are shown in the table below:

2012
Transaction	Individual risk	Up to 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Probable scenario
CDI pegged debt	CDI increase	801,054	1,147,068	712,831	191,797	2,852,750
Derivative financial instruments (net position - CDI)	CDI increase	286,075	520,237	343,335	305,977	1,455,624
TJLP pegged debts	TJLP increase	451,620	630,369	388,084	173,445	1,643,518
US LIBOR pegged debts	US LIBOR increase	83,280	118,403	45,198	15,854	262,735
Derivative financial instruments (net position - LIBOR)	Drop in US LIBOR	(47,078)	(58,382)	(25,159)	(8,637)	(139,256)
Total pegged to interest rates		1,574,951	2,357,695	1,464,289	678,436	6,075,371
Possible scenario
CDI pegged debt	CDI increase	928,321	1,383,751	860,611	232,443	3,405,126
Derivative financial instruments (net - positionCDI)	CDI increase	333,114	632,229	426,987	381,011	1,773,341
TJLP pegged debts	TJLP increase	481,837	695,430	470,192	266,148	1,913,607
US LIBOR pegged debts	US LIBOR increase	84,594	122,557	46,993	16,559	270,703
Derivative financial instruments (net position - LIBOR)	Drop in US LIBOR	(48,027)	(61,375)	(26,276)	(8,973)	(144,651)
Total pegged to interest rates		1,779,839	2,772,592	1,778,507	887,188	7,218,126
Remote scenario
CDI pegged debt	CDI increase	1,054,538	1,618,829	1,007,488	273,101	3,953,956
Derivative financial instruments (net - positionCDI)	CDI increase	379,729	743,521	510,010	455,445	2,088,705
TJLP pegged debts	TJLP increase	493,495	747,971	571,476	405,933	2,218,875
US LIBOR pegged debts	US LIBOR increase	85,909	126,711	48,789	17,264	278,673
Derivative financial instruments (net position - LIBOR)	Drop in US LIBOR	(48,976)	(64,367)	(27,393)	(9,309)	(150,045)
Total pegged to interest rates		1,964,695	3,172,665	2,110,370	1,142,434	8,390,164

Estimated impacts on fair value of financial instruments
Possible scenario – probable scenario		204,888	414,897	314,218	208,752	1,142,755
CDI		174,306	348,675	231,432	115,680	870,093
TJLP		30,217	65,061	82,108	92,703	270,089
US LIBOR		365	1,161	678	369	2,573
Remote scenario - probable scenario		389,744	814,970	646,081	463,998	2,314,793
CDI		347,138	695,045	461,332	230,772	1,734,287
TJLP		41,875	117,602	183,392	232,488	575,357
US LIBOR		731	2,323	1,357	738	5,149

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

2011
Transaction	Individual risk	Up to 1 year	1 to 3 years	3 to 5 years	Over 5 years	Total
Probable scenario
CDI pegged debt	CDI increase	477,923	819,228	790,141	444,167	2,531,459
TJLP pegged debts	TJLP increase	180,677	192,199	85,887	26,253	485,016
US LIBOR pegged debts	US LIBOR increase	5	1			6
Total pegged to interest rates		658,605	1,011,428	876,028	470,420	3,016,481
Possible scenario
CDI pegged debt	CDI increase	567,315	999,980	965,403	545,765	3,078,463
TJLP pegged debts	TJLP increase	186,132	221,545	109,833	53,036	570,546
US LIBOR pegged debts	US LIBOR increase	5	1			6
Total pegged to interest rates		753,452	1,221,526	1,075,236	598,801	3,649,015
Remote scenario
CDI pegged debt	CDI increase	655,666	1,179,229	1,139,222	647,284	3,621,401
TJLP pegged debts	TJLP increase	191,563	251,299	134,846	81,781	659,489
US LIBOR pegged debts	US LIBOR increase	5	1			6
Total pegged to interest rates		847,234	1,430,529	1,274,068	729,065	4,280,896

Estimated impacts on fair value of financial instruments
Possible scenario - probable scenario		94,847	210,098	199,208	128,381	632,534
CDI		89,392	180,752	175,262	101,598	547,004
TJLP		5,455	29,346	23,946	26,783	85,530
Remote scenario - probable scenario		188,629	419,101	398,040	258,645	1,264,415
CDI		177,743	360,001	349,081	203,117	1,089,942
TJLP		10,886	59,100	48,959	55,528	174,473

(e)	Credit risk

The concentration of credit risk associated to trade receivables is immaterial due to the diversification of the portfolio. Doubtful receivables are adequately covered by a provision for doubtful accounts.

Transactions with financial institutions (short-term investments and loans and financing) are made with prime entities, avoiding the concentration risk. The credit risk of financial investments is assessed by setting caps for investment in the counterparts, taking into consideration the ratings released by the main international risk rating agencies for each one of such counterparts.

(f)	Liquidity risk

The liquidity risk also arises from the possibility of the Company being unable to discharge its liabilities on maturity dates and obtain cash due to market liquidity restrictions.

Management uses its resources mainly to fund capital expenditures incurred on the expansion and upgrading of the network, invest in new businesses, pay dividends, and refinance its debt.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Conditions are met with internally generated cash flows, short—and long-term debt, and third-party financing. These sources of funds, coupled with the Company’s solid financial position, will continue to ensure the compliance with established capital requirements.

The Oi Group has two revolving credit facilities that increases short-term liquidity and increases the cash management efficiency, and is consistent with its capital cost reduction strategic focus. The revolving credit facilities were contracted in November and December 2011 with a syndicates consisting of several global banks.

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

The risk of accelerated maturity arising from noncompliance of financial covenants associated to the debt is detailed in Note 19, ‘Covenants’.

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

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(ii)	the imposition of universal access targets that can be revised every five years, as provided for by said concession arrangements. The imposition of new targets that result in additional expenses for the Company must always be accompanied by an indication of the sources of the related funds. On June 30, 2011, the company entered into with ANATEL and the Ministry of Communications revisions to the STFC concession agreements effective for the period 2011-2015;

(iii)	possibility of the Regulator imposing alternative mandatory offer plans;

(iv)	introduction of the Regulator’s right to intervene in and change the concessionaire’s agreements with third parties;

(v)	inclusion of parent company’s, subsidiary’s, associate’s and third parties’ assets, indispensable to the concession, as returnable assets;

(vi)	creation of a users’ board in each concession; and

(vii)	network usage tariffs are defined as a percentage of the public local and domestic long distance tariff until the effective implementation of cost model by service/modality, as prescribed by the General Regulation Updating Plan (“PGR”).

(j)	Capital management

The Company manages its equity structure according to best market practices.

The objective of capital management is to ensure that liquidity levels and financial leverage that allow the sustained growth of the Group, the compliance with the strategic investment plan, and returns to our shareholders.

The Company may change its capital structure, according to existing economic and financial conditions, to optimize its financial leverage and debt management.

The indicators used to measure capital structure management are: gross debt to gross debt to accumulated twelve-month EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization), net debt (total debt less cash and cash equivalents and short and long term investments) to accumulated twelve-month EBITDA, and the interest coverage ratio, as follows:

Gross debt to EBITDA	from 2x to 4.5x
Net debt to EBITDA	from 1.4x to 3x
Interest coverage ratio (*)	greater than 1.75

(*)	Measures the Company’s ability to settle its future interest obligations.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

4.	NET OPERATING REVENUE

	2012	2011	2010
Gross operating revenue	39,910,417	16,406,661	17,619,050

Deductions from gross revenue	(14,741,187)	(7,161,406)	(7,355,758)
Taxes	(8,832,581)	(3,331,372)	(3,645,824)
Other deductions	(5,908,606)	(3,830,034)	(3,709,934)

Net operating revenue	25,169,230	9,245,255	10,263,292

5.	EXPENSES BY NATURE

	2012	2011	2010
Third-part services	(7,340,882)	(2,260,112)	(2,120,354)
Depreciation and amortization	(3,228,100)	(1,044,226)	(1,056,740)
Interconnection	(3,914,543)	(1,711,219)	(1,981,928)
Personnel (i)	(1,854,819)	(882,866)	(755,344)
Rents and insurance	(1,602,474)	(450,915)	(402,342)
Telecommunications Inspection Fund (FISTEL) fee	(627,896)	(130,424)	(116,239)
Costs of handsets and other	(507,465)	(23,831)	(47,760)
Provision for doubtful accounts	(502,509)	(332,808)	(351,535)
Advertising and publicity	(442,993)	(148,157)	(151,847)
Materials	(144,879)	(65,803)	(108,543)
Concession Agreement Extension Fee - ANATEL	(121,430)	(49,019)	(56,759)
Other costs and expenses	(230,997)	(92,605)	(146,641)

Total	(20,518,987)	(7,191,985)	(7,296,032)

Classified as:
Cost of sales and/or services	(12,673,253)	(4,586,565)	(4,732,081)
Selling expenses	(4,847,297)	(1,160,793)	(1,025,010)
General and administrative expenses	(2,998,437)	(1,444,627)	(1,538,941)

Total	(20,518,987)	(7,191,985)	(7,296,032)

(i)	Takes into consideration employee training expenses amounting to R$22,157 (R$20,245 in 2011).

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

6.	OTHER OPERATING INCOME (EXPENSES)

	2012	2011	2010
Other operating income
Tax recoveries and recovered expenses (i)	692,915	156,633	152,257
Rental of operational infrastructure and other	398,158	120,363	90,042
Income from asset sales	389,876	21,438	54,015
Fines	239,686	90,537	91,523
Technical and administrative services	110,627	66,659	64,492
Expired dividends	74,732	50,330	27,350
Other income	90,128	54,400	44,283

Total	1,996,122	560,360	523,962

Other operating expenses
Taxes	(893,805)	(308,581)	(276,261)
Provisions/reversals	(400,595)	(570,672)	(405,093)
Employee and management profit sharing	(387,380)	(27,449)	(102,555)
Write-off of property, plant and equipment	(52,698)	(28,039)	(83,387)
Court fees	(62,074)	(50,118)	(51,024)
Fines	(19,075)	(21,520)	(34,845)
Provisions for pension and related funds	(8,118)	(7,237)	(14,221)
Other expenses	(62,481)	(32,727)	(64,306)

Total	(1,886,226)	(1,046,343)	(1,031,692)

(i)	The 2011 balance includes the recognition of recovered postemployment benefit costs (pension plans) related to the surplus pension plan PBS-A, administrated by Sistel, amounting to R$71 million, against line item ‘Pension plan assets’.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

7.	FINANCIAL INCOME (EXPENSES)

	2012	2011	2010
Financial income
Interest and inflation adjustment on other assets	719,517	677,683	408,106
Exchange differences on translating foreign short and long term investments	650,487
Investments yield	514,876	383,628	286,523
Dividends received (i)	99,181
Interest and inflation adjustment on intragroup loans	48,233	306,548	236,385
Other income	243,078	38,011	48,441

Total	2,275,372	1,405,870	979,455

Financial expenses and other charges
a) Loans and financing costs
Inflation adjustment and exchange differences on third-party loans	(2,076,652)		(1,977)
Interest on intragroup loans	(1,313,059)	(266,148)	(285,547)
Interest on debentures	(753,185)	(182,154)	(141,776)
Interest and inflation adjustment on intragroup loans		(43,819)	(3)
Derivative transactions	942,021	(49,251)	(8,899)

Subtotal:	(3,200,875)	(541,372)	(438,202)

b) Other charges
Interest and inflation adjustment on other liabilities	(488,068)	(427,733)	(272,571)
Tax on transactions and bank fees	(249,103)	(5,707)	(2,859)
Inflation adjustment of provisions	(233,017)	(167,087)	(254,038)
Interest on taxes in installments - tax financing program	(81,371)	(46,299)
Reversals of inflation adjustment of judicial deposit (i)		(198,853)
Other expenses	(238,465)	(90,731)	(92,040)

Subtotal:	(1,290,024)	(936,410)	(621,508)

Total	(4,490,899)	(1,477,782)	(1,059,710)

Financial income (expenses)	(2,215,527)	(71,912)	(80,255)

(i)	Refers basically to dividends received by subsidiary TMAR and paid by PT on May 25, 2012 of €0.435 per share, totaling €38,998 (R$97,749).
(ii)	In the first quarter of 2011, the Company reviewed the calculation of the inflation adjustment estimate on judicial deposits, resulting in the reversal of inflation adjustment presented in the table above.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

8.	INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes encompass the income tax and the social contribution. The income tax rate is 25% and the social contribution rate is 9%, generating aggregate nominal tax rate of 34%.

The provision for income tax and social contribution is broken down as follows:

	2012	2011	2010
Income tax and social contribution
Current taxes	(934,079)	(205,730)	(149,117)
Deferred taxes	174,394	(283,895)	(259,298)

Total	(759,685)	(489,625)	(408,415)

	2012	2011	2010
Income before taxes	2,544,612	1,495,375	2,379,275
Income of companies not subject to income tax and social contribution calculation	(8,348)	(13,235)	2,800

Total taxed income	2,536,264	1,482,140	2,382,075

Income tax and social contribution
Income tax and social contribution on taxed income	(862,330)	(503,928)	(809,906)
Share of profits of subsidiaries
Tax effects of interest on capital	(4,406)		123,480
Tax incentives (basically, operating income) (i)	155,662
Permanent deductions (additions) (ii)	(16,883)	14,280	122,959
Utilization of tax loss carryforwards	613		24,332
Unrecognized deferred tax assets (iii)	(41,022)		(5,304)
Recognized deferred tax assets (iv)	8,681	23	136,024

Income tax and social contribution effect on income statement	(759,685)	(489,625)	(408,415)

(i)	Refers to the exploration income recognized in the indirect subsidiary’s income statement pursuant to Law 11638/2007. This tax benefit is granted under an Incentive-granting Report issued by the Northeast Development Authority (SUDENE), after the compliance with all requirements made by this agency; however, the said report does not make any additional requirements whose noncompliance would result in the loss of the tax benefit before December 2013.
(ii)	The main components of permanent deduction (addition) tax effects are: nondeductible fines, sponsorships, nondeductible donations, income from expired dividends, goodwill amortization (per-merger period), reversals of provisions, and investment in FINOR.
(iii)	Refer to adjustments to deferred tax assets because of subsidiaries that do not recognize tax credits on tax loss carryforwards.
(iv)	Refers basically to the recognition of subsidiaries’ deferred taxes since the reviewed earnings projections point to the recoverability of the amounts.

The financial statements for the year ended December 31, 2012 have been prepared considering management’s best estimates and the criteria set out in the Transitional Tax Regime (RTT).

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

9.	CASH, CASH EQUIVALENTS AND SHORT AND LONG TERM INVESTMENTS

Short and long term investments made by the Company and its subsidiaries in the years ended December 31, 2012 and 2011, are classified as held for trading securities and are measured at their fair values.

(a)	Cash and cash equivalents

	2012	2011
Cash and banks	346,874	136,132
Cash equivalents	4,066,168	5,868,374

Total	4,413,042	6,004,506

	2012	2011
Exclusive investment funds	3,654,226	4,522,452
Bank certificates of deposit (CDBs)	356,205	46,456
Repurchase agreements	28,245
Time deposits	23,145	1,141,331
Exchange coupon note		94,096
Other	4,347	64,039

Cash equivalents	4,066,168	5,868,374

(b)	Short and long term investments

	2012	2011
Exclusive investment funds	2,407,900	1,084,027
Private securities	81,699	13,327
Short and long term investments	2,489,599	1,097,354
Current	2,425,907	1,084,027
Non-current	63,692	13,327

(c)	Breakdown of the exclusive investment funds portfolios

	2012	2011
Repurchase agreements	3,104,259	2,559,127
Bank certificates of deposit (CDBs)	124,788	1,903,062
Time deposits	343,279
Government securities	49,979	59,649
Other	31,921	614
Securities classified as cash equivalents	3,654,226	4,522,452

Government securities	2,394,654	1,052,585
Bank certificates of deposit (CDBs)		31,442
Other	13,246
Securities classified as short and long term investments	2,407,900	1,084,027

Total invested in exclusive funds	6,062,126	5,606,479

The Company and its subsidiaries have short term investments in exclusive investment funds in Brazil and abroad, for the purpose of obtaining a return on its cash, and which are benchmarked against the CDI in Brazil and LIBOR abroad.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

10.	TRADE RECEIVABLES

	2012	2011
Billed services	5,302,938	1,753,230
Unbilled services	1,888,295	820,014
Mobile handsets and accessories sold	578,551	21,073
Provision for doubtful accounts	(751,287)	(583,830)

Total	7,018,497	2,010,487

The aging list of trade receivables is as follows:

	2012	2011
Unbilled	1,888,295	820,014
Current	3,377,971	805,418
Receivables from other carriers	737,060	265,454
Past-due up to 60 days	1,162,487	409,313
Past-due from 61 to 90 days	154,918	77,536
Past-due from 91 to 120 days	127,301	47,928
Past-due from 121 to 150 days	100,194	34,650
Past-due from 151 to 180 days	221,558	134,004

Total	7,769,784	2,594,317

The changes in the provision for doubtful accounts were as follows:

Balance at 2009	(567,207)
Provision for doubtful accounts	(351,535)
Trade receivables written off as uncollectible	352,004
Balance at 2010	(566,738)
Provision for doubtful accounts	(332,808)
Trade receivables written off as uncollectible	315,716
Balance at 2011	(583,830)
Increase due to corporate reorganization	(363,253)
Provision for doubtful accounts	(502,509)
Trade receivables written off as uncollectible	698,305
Balance at 2012	(751,287)

11.	DUE FROM RELATED PARTIES

	2012	2011
Private debentures – principal		1,500,000
Interest on private debentures		717,682

Total		2,217,682

Non-current		2,217,682

Private debentures issued by TMAR

Due to the corporate reorganization approved on February 27, 2012, the debentures issued by TMAR on February 17, 2009 and March 12, 2011, in the amounts of R$1,200,000 and R$300,000, respectively, subscribed by BrT Celular, were merged by Oi. These debentures matured in five years, on December 11, 2013. These debentures yield interest equivalent to the compound DI Rate plus a spread of 4.0% per year, to be paid on the debentures’ maturity.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

12.	CURRENT AND DEFERRED TAXES

	ASSETS
	2012	2011
Current recoverable taxes
Recoverable income tax (IRPJ) (i)	806,135	184,985
Recoverable social contribution (CSLL) (i)	320,922	63,358
Withholding income taxes – IRRF/CSLL (ii)	599,312	104,882

Current	1,726,369	353,225

Deferred taxes recoverable
Income tax on tax credits – merged goodwill (iii)	1,456,452	1,616,134
Social contribution on tax credits – merged goodwill (iii)	524,323	581,809
Income tax on temporary differences (iv)	2,912,247	1,320,137
Social contribution on temporary differences (iv)	863,203	431,093
Income tax on tax loss carryforwards (iv)	1,536,376	704,586
Social contribution on tax loss carryforwards (iv)	669,610	246,269
Provision for impairment losses		(5,281)
Other deferred taxes (v)	248,695	87,575

Non-current	8,210,906	4,982,322

	LIABILITIES
	2012	2011
Current taxes payable
Income tax payable	719,944	131,170
Social contribution payable	345,810	48,024

Current	1,065,754	179,194

	2012	2011
Temporary additions (deductions) by nature:	5,756,225	3,949,173
Provisions	1,989,192	1,497,289
Provisions for suspended taxes	167,550	136,446
Provisions for pension funds	198,607	212,084
Provision for doubtful accounts	621,917	198,274
Profit sharing	137,349
Foreign exchange differences	278,479	(110,270)
Merged goodwill (iii)	1,980,775	2,197,943
Other temporary additions and deductions	124,027	(194,682)
Subsidies and FISTEL	53,845	7,153
Provision for asset decommissioning	23,040	4,936
Adjustment to fair value of available-for-sale financial assets	241,826
Revenue recognition	14,134
Gain on sale of investments	(12,989)
Deferred RTT amortization	10,689
Hedge accounting	(72,216)

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(i)	Refer mainly to prepaid income tax and social contribution that will be offset against federal taxes payable in the future.

(ii)	Refer to corporate income tax credits on short and long term investments, intragroup loans, dividends and other that are used as deductions from income tax for the year, and social contribution withheld at source on services provided to government agencies.

(iii)	The Company merged the deferred income tax and social contribution amounts calculated as tax benefit originating from the goodwill paid on acquisition and recognized by the acquirees as a result of the corporate reorganization undertaken in 2009. The tax credits are realized as goodwill based on the STFC license and the appreciation of tangible assets is amortized, and should be utilized in tax offsetting in the years 2012-2034.

(iv)	Deferred income tax and social contribution assets are recognized only to the extent that it is probable that there will be a positive tax base for which temporary differences can be used and tax loss carryforwards can be offset. Deferred income tax and social contribution assets are reviewed at the end of each annual period and are written down as their realization is no longer possible. The Company and its subsidiaries offset their tax loss carryforwards against taxable income up to a limit of 30% per year, pursuant to the prevailing tax law.

Additionally, as at December 31, 2012, only part of tax credits on tax loss carryforwards or tax credits on temporary differences has been recognized for direct and indirect subsidiaries that do not have a profitability history and or do not expect to generate sufficient taxable profit. Unrecognized tax credits total R$154,849 (R$62,950 in 2011).

The table below shows the expected realization periods of deferred tax assets, net of recognized provision:

2013	893,662
2014	1,182,403
2015	657,599
2016	717,752
2017	549,492
2018 to 2020	1,980,528

Total	5,981,436

(v)	Refer mainly to prior years’ prepaid income tax and social contribution that will be offset against federal taxes payable.

Changes in deferred income tax and social contribution

	Balance at 2011	Increase due to corporate reorganization	Recognized in deferred tax income/ expenses	Additions/ (offsets)	Recognized directly in equity	Recognized in financial income/ (expenses)	Balance at 2012
Deferred tax assets related to:
Provisions	1,497,289	657,528	(165,625)				1,989,192
Provisions for suspended taxes	136,446		31,104				167,550
Provisions for pension funds	212,084		(13,477)				198,607
Provision for doubtful accounts	198,274	456,428	(32,785)				621,917
Profit sharing		22,180	115,169				137,349
Foreign exchange differences	(110,270)	215,365	173,384				278,479
Merged goodwill	2,197,943		(217,168)				1,980,775

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

	Balance at 2011	Increase due to corporate reorganization	Recognized in deferred tax income/ expenses	Additions/ (offsets)	Recognized directly in equity	Recognized in financial income/ (expenses)	Balance at 2012
Other temporary additions and deductions	(194,682)	346,976	(30,994)	2,727			124,027
Subsidies and FISTEL	7,153	51,248	(4,556)				53,845
Provision for asset decommissioning	4,936	18,481	(377)				23,040
Adjustment to fair value of available-for-sale financial assets		244,049	(2,223)				241,826
Revenue recognition		46,051	(31,917)				14,134
Provision for impairment losses	(5,281)		5,281
Hedge accounting		(40,037)			(32,179)		(72,216)
Gain on sale of investments			(12,989)				(12,989)
Deferred RTT amortization			10,689				10,689
Income tax loss carryforwards	704,586	583,224	248,566				1,536,376
Social contribution carryforwards	246,269	321,770	101,571				669,610
Other deferred taxes – prior years’ credit balance	87,575	304,055	(9)	(216,218)		73,292	248,695
Tax effect of corporate reorganization		(750)	750

Total	4,982,322	3,226,568	174,394	(213,491)	(32,179)	73,292	8,210,906

13.	OTHER TAXES

	Assets
	2012	2011
Recoverable State VAT (ICMS) (i)	1,980,203	876,172
Taxes on revenue (PIS and COFINS)	183,765	71,600
Other	131,228	14,246

Total	2,295,196	962,018

Current	1,557,177	783,382
Non-current	738,019	178,636

	LIABILITIES
	2012	2011
State VAT (ICMS)	1,400,997	890,835
ICMS Agreement No. 69/1998	444,600	43,698
Taxes on revenue (PIS and COFINS)	1,781,237	761,192
FUST/FUNTTEL/broadcasting fees	716,088	222,600
Other	143,724	29,803

Total	4,486,646	1,948,128

Current	2,248,075	1,445,362
Non-current	2,238,571	502,766

(i)	Recoverable ICMS arises mostly from prepaid taxes and credits claimed on purchases of property, plant and equipment, which can be offset against ICMS payable within 48 months, pursuant to Supplementary Law 102/2000.

14.	JUDICIAL DEPOSITS

In some situations the Company makes, by legal requirement or to provide guarantees, judicial deposits to ensure the continuity of ongoing lawsuits. These judicial deposits can be required for lawsuits with a likelihood of loss, as assessed by the Company based on the opinion of its legal counsel, as probable, possible, or remote.

	2012	2011
Civil	7,979,948	5,135,887
Labor	1,691,957	884,607

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Tax	2,119,141	585,645

Total	11,791,046	6,606,139

Current	2,068,315	1,651,114
Non-current	9,722,731	4,955,025

As set forth by relevant legislation, judicial deposits are adjusted for inflation.

15.	INVESTMENTS

	2012	2011
Equity interests measured:
At acquisition cost (i)	55,141	5,338
Tax incentives, net of allowances for losses	23,861	3,057
Other investments	1,710	41

Total	80,712	8,436

(i)	The consolidated balance includes of subsidiary TMAR’s investment in Hispamar Satélites S.A. (“Hispamar”), which is mainly engaged in outsourcing manufacturing, launching and operation of satellites, and the use and sale of useful capacity of satellites that occupy orbital, duly licensed positions in different frequency bands, the provision of communication services, especially via satellite, and other services necessary to achieve its corporate purposes. The subsidiary TMAR holds a 19.04% stake in the investee and there is no significant influence in its management.

Summary of changes in investment balances

Balance at 01/01/2011	5,370
Tax incentives, net of allowances for losses	2,927
Other	139
Balance in 2011	8,436
Increase due to corporate reorganization	60,307
Other	11,969
Balance in 2012	80,712

16.	PROPERTY, PLANT AND EQUIPMENT

	Works in progress	Automatic switching equipments	Transmission and other equipments (1)	Infrastructure	Buildings	Other assets	Total
Cost of PP&E (gross amount)
Balance in 01/01/2011	738,062	5,464,567	16,213,043	4,229,942	1,077,415	2,034,573	29,757,602
Additions	1,041,093	550	249,149	10,179	203	16,369	1,317,543
Write-offs	(8,390)	(10,794)	(49,127)	(13,723)		(22,083)	(104,117)
Transfers	(766,163)	54,248	494,948	121,931	1,346	40,772	(52,918)
Balance in 2011	1,004,602	5,508,571	16,908,013	4,348,329	1,078,964	2,069,631	30,918,110
Increase due to corporate reorganization	2,474,477	11,978,833	18,877,091	20,750,385	2,515,293	2,653,779	59,249,858
Additions	2,720,784	263,806	1,518,738	415,437	165,586	124,823	5,209,174
Write-offs	(85,977)	(664)	(78,024)	(320,951)	(23,365)	(143,152)	(652,133)
Transfers	(1,986,763)	176,583	1,136,366	516,468	32,397	124,949
Transfers held-for-sale assets (i)				(30,407)	(320,735)		(351,142)
Balance in 2012	4,127,123	17,927,129	38,362,184	25,679,261	3,448,140	4,830,030	94,373,867

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Accumulated depreciation
Balance in 01/01/2011		(5,136,580)	(13,743,941)	(3,199,969)	(655,348)	(1,704,965)	(24,440,803)
Depreciation expenses		(49,320)	(453,470)	(185,216)	(27,548)	(59,486)	(775,040)
Write-offs		10,891	44,855	14,122		21,556	91,424
Transfers				23		(3)	20
Balance in 2011		(5,175,009)	(14,152,556)	(3,371,040)	(682,896)	(1,742,898)	(25,124,399)
Increase due to corporate reorganization		(10,435,194)	(13,378,273)	(16,804,512)	(1,740,488)	(1,879,453)	(44,237,920)
Depreciation expenses		(258,577)	(1,417,836)	(555,764)	(64,206)	(199,891)	(2,496,274)
Write-offs		370	57,306	181,674	14,708	105,580	359,638
Transfers		1,306	2,591	(4,096)	115	84
Transfers held-for-sale assets (i)				20,507	214,642		235,149
Balance in 2012		(15,867,104)	(28,888,768)	(20,533,231)	(2,258,125)	(3,716,578)	(71,263,806)
Property, plant and equipment, net
Balance in 2011	1,004,602	333,562	2,755,457	977,289	396,068	326,733	5,793,711
Balance in 2012	4,127,123	2,060,025	9,473,416	5,146,030	1,190,015	1,113,452	23,110,061
Annual depreciation rate (average)		10%	10%	8%	6%	12%

(1)	Transmission and other equipment includes transmission and data communication equipment.
(i)	At the Board of Directors’ meeting held on September 26, 2012, the sale of 41 Company and its subsidiaries properties/locations. In accordance with IFRS 5 requirements, these properties were transferred to “Held–for-sale noncurrent assets” and are carried at their carrying amounts since their fair values, less costs to sell, exceed such carrying amounts. Additionally, these properties have administrative characteristics and do not carry cash flows separate from the Company’s cash flows and, therefore, we are not presenting discontinued cash flows and operations related to these assets.

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

As at December 31, 2012, the residual balance of the Company’s returnable assets is R$6,652,317 (R$2,720,125 in 2011) and consist of assets and installations in progress, switching and transmission equipment, payphones, outside network equipment, power equipment, and systems and operation support equipment.

In the year ended December 31, 2012, financial charges and transaction costs incurred on as works in progress, amounting to R$324,135 (R$69,925 in 2011) were capitalized at the average rate of 10% p.a.

17.	INTANGIBLE ASSETS

	Goodwill	Intangible assets in progress	Data processing systems	Regulatory licenses	Other	Total
Cost of intangibles (gross amount)
Balance in 01/01/2011	533,525	152,123	2,787,865	883,851	18,005	4,375,369
Additions			919	1,073	261	2,253
Transfers		(85,455)	117,706		1,106	33,357
Balance in 2011	533,525	66,668	2,906,490	884,924	19,372	4,410,979
Increase due to corporate reorganization	81,948	279,182	2,787,332	2,709,050	259,945	6,117,457
Additions		242,450	348,048	368,848	307,872	1,267,218
Write-offs		(53,419)	(32,499)		(4,552)	(90,470)
Transfers		(242,800)	193,746		49,054
Balance in 2012	615,473	292,081	6,203,117	3,962,822	631,691	11,705,184
Accumulated amortization
Balance in 01/01/2011	(453,031)		(2,334,729)	(255,484)	(13,692)	(3,056,936)
Amortization expenses			(206,036)	(58,904)	(4,246)	(269,186)
Balance in 2011	(453,031)		(2,540,765)	(314,388)	(17,938)	(3,326,122)
Increase due to corporate reorganization	(8,047)		(1,948,582)	(1,318,029)	(149,502)	(3,424,160)
Amortization expenses			(413,494)	(196,066)	(122,266)	(731,826)
Write-offs			13,995		81	14,076
Transfers			(136)		136
Balance in 2012	(461,078)		(4,888,982)	(1,828,483)	(289,489)	(7,468,032)

Intangible assets, net
Balance in 2011	80,494	66,668	365,725	570,536	1,434	1,084,857
Balance in 2012	154,395	292,081	1,314,135	2,134,339	342,202	4,237,152
Annual amortization rate (average)			20%	7.5%	19.5%

Goodwill

The Company and its subsidiaries also recognize goodwill arising on the acquisition of investments based on expected future earnings.

In December 2012, annual impairment tests were conducted based on ten-year discounted cash flow projections, using perpetuity-based amounts in the last year, which is the period in which the entity expected to recover the investments made when the business was acquired, by applying an average growth rate of 22.5% for Pay TV, 8.5% for Means of Payment, 33.1% for RII Internet provider and 6.5% for RII Multimedia, discount rate of 11.8%, and using perpetuity-based amounts in the last year. The tests did not show any impairment losses, as summarized below:

Cash-generating unit (CGU)	Asset balance	Goodwill allocated to the UGC	Recoverable amount valuation basis	Value in use
Pay TV	58,751	37,690	96,441	4,620,169
Means of payment	40,272	36,211	76,483	101,487
RII Internet service provider	41,612	73,173	114,785	2,267,806
RII Multimedia	184,852	7,321	192,173	212,983

Total	325,487	154,395	479,882	7,202,445

Regulatory licenses

	Execution date	Termination	Acquisition cost
Concession/license
BrT Celular Region 2 radiofrequencies and SMP (2G)	18/12/2002	17/12/2017	191,502
BrT Celular Region 2 radiofrequencies and SMP (2G)	03/05/2004	22/12/2017	28,624
BrT Celular Region 2 radiofrequencies and SMP (3G)	29/04/2008	30/04/2023	488,235
BrT Celular Region 2 radiofrequencies and SMP (H Band)	26/05/2011	30/04/2023	1,073
TNL PCS’s Region 1 radiofrequencies and SMP (2G)	13/03/2001	13/03/2016	1,102,007

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

TNL PCS’s Region 1 radiofrequencies and SMP (2G)	11/07/2003	13/03/2016	66,096
TNL PCS’s Region 1 radiofrequencies and SMP (2G)	22/01/2004	13/03/2016	45,218
TNL PCS’s Region 3 radiofrequencies and SMP (2G)	29/04/2008	30/04/2023	131,106
TNL PCS’s Region 1 and 3 radiofrequencies and SMP (3G)	29/04/2008	30/04/2023	867,018
TNL PCS’s Region 3 (inland) radiofrequencies and SMP (2G)	08/09/2008	07/12/2022	126,820
TNL PCS’s radiofrequencies and SMP	07/12/2007	07/12/2022	8,868
Way TV cable TV concession (Uberlândia)	06/11/1998	06/11/2013	3,906
Way TV cable TV concession (Belo Horizonte)	08/02/1999	08/02/2014	16,669
Way TV cable TV concession (Barbacena)	08/02/1999	08/02/2014	535
Way TV cable TV concession (Poços de Caldas)	08/02/1999	08/02/2014	1,735
Fair value of Amazônia Celular’s SMP licenses	03/04/2008	13/03/2016	230,030
Radiofrequencies (sub-bands 2.5 GHz (4G) and 450 MHz) (i)	30/06/2012	30/06/2027	368,848
Other licenses			284,532

Total			3,962,822

(i)	Acquisition of radiofrequencies in sub-bands 2.5GHz (4G) and 450 MHz as detailed in Note 21. The acquired lots consist of:
•	Sub-band V2, in frequency 2.5 GHz (FDD) with national coverage and 10+10 MHz band;
•	Sub-band P, with lots in regional areas 11, 43, 51, 53, 71, 81, 88, 94, 95 and 96, in 2.5 GHz (FDD) frequency and 10+10 MHz band, and
•	Sub-band 450 MHz for the Mid-west and State of Rio Grande do Sul region, in 7+7 MHz band.

18.	TRADE PAYABLES

	2012	2011
Infrastructure and network supplies	1,027,030	503,735
Rental of polls and rights-of-way	900,077	481,513
Transfers (interconnection and co-billing)	783,292	306,705
Services	574,303	135,358
Plant maintenance	455,363	105,018
Handhelds and SIM cards	295,362	66,885
Information technology	242,170	53,187
Call center	132,991	37,037
Sales commissions	86,456	43,976
Rental of physical space and equipment	25,609	13,783
Other	136,196	93,355

Total	4,658,849	1,840,552

19.	LOANS AND FINANCING

(Includes debentures)

	2012	2011
Financing	25,155,935	3,883,614
Accrued interest and other charges on financing	575,529	135,216
Debentures	7,920,740	4,070,360
Accrued interest on debentures	300,566	60,847
Incurred debt issuance cost	(606,681)	(44,826)

Total	33,346,089	8,105,211

Current	3,113,621	1,143,537
Non-current	30,232,468	6,961,674

F-66

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Loans and financing by type

	2012	2011	Maturity (principal and interest)	TIR %
BNDES	6,366,740	2,229,449
Local currency	6,366,740	2,229,449	Dec 2012 to Dec 2018	8.72
Public debentures	8,221,306	4,131,207	Dec 2012 to Jul 2021	9.80
Financial institutions	19,364,724	1,789,381
Local currency	6,087,859	1,788,462
CCB	3,185,647		Dec 2012 to Jan 2028	10.81
Senior Notes	1,136,948	1,136,316	Dec 2012 to Sep 2016	10.55
CRI	1,360,766	544,646	Dec 2012 to Aug 2022	10.05
Other	404,498	107,500	Dec 2012 to Dec 2033	6.35
Foreign currency	13,276,865	919
ECA credit facilities	4,123,977		Dec 2012 to Aug 2020	6.74
Senior Notes	9,152,540		Dec 2012 to Oct 2020	8.01
Other	348	919	Dec 2012 to Feb 2014

Subtotal	33,952,770	8,150,037

Incurred debt issuance cost	(606,681)	(44,826)

Total	33,346,089	8,105,211

Acronym:

ECA – Export Credit Agency

CCB – Bank Credit Note

CRI – Certificate of Real Estate Receivables

Debt issuance costs by type

	2012	2011
Financial institutions	555,199	20,581
Local currency	127,099	20,581
Foreign currency	428,100
BNDES	6,564	1,661
Local currency	6,564	1,661
Public debentures	44,918	22,584

Total	606,681	44,826

Current	96,974	7,579
Non-current	509,707	37,247

Breakdown of the debt by currency

	2012	2011
Brazilian reais	20,497,326	8,104,292
US dollar	10,843,700	919
Euro	2,005,063

Total	33,346,089	8,105,211

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Breakdown of the debt by index

	2012	2011
Fixed rate	11,431,248	1,271,370
CDI	9,139,158	4,108,624
TJLP	5,537,503	2,122,561
LIBOR	3,794,036	572
IPCA	3,376,952	534,898
INPC	67,192	67,186

Total	33,346,089	8,105,211

Maturities

The long-term debt matures as follows:

2012
2014	3,791,347
2015	2,484,782
2016	4,598,630
2017	6,359,379
2018 and following years	13,508,037

Total	30,742,175

Scheduled allocation of debt issuance cost to the income statement

Debt issuance costs classified in non-current liabilities will be expensed on subsequent years, as follows:

2014	94,487
2015	93,141
2016	81,642
2017	70,038
2018 and following years	170,399

Total	509,707

Description of main loans and repayments

In the year ended December 31, 2012 the Company’s debt increased significantly by R$21,102 million, due to the corporate reorganization of February 27, 2012. The debt originating from the corporate reorganization consist of foreign currency senior notes, private debentures, public debentures, and BNDES facilities subject to TJLP.

Local currency-denominated financing

Development Banks

The Company and its subsidiary obtained financing facilities with BNDES to fund the expansion and improve the quality of their fixed and mobile nationwide networks and meet their regulatory obligations.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

In December 2012, the Company and its subsidiaries entered into a financing agreement with the BNDES, amounting to R$5,417 million to fund their investments between 2012 and 2014. Of the total financing facility contracted, by the end of this month R$2,000 million had been disbursed (of which R$566 million to Oi, R$888 million to TMAR, R$412 million to TNL PCS, and R$133 million to BrT Celular). The related debt issuance costs, totaling R$3 million are being amortized through income statement, according to this issuance’s contractual terms, using its effective interest rate.

Additionally, the Company and its subsidiaries are parties to current financing agreements with the BNDES and other development banks from the North and Northeast of Brazil, entered into in 2006, 2008, 2009, and 2010 to finance investment projects with the goals referred to above.

During the year ended December 31, 2012, the Company paid installments of principal plus adjusted interest totaling R$1,857 million.

Senior Notes and Bank Credit Bill (CCB)

In 2011, the Company issued senior notes in the international capital market totaling R$1,100 million. in the same year, its subsidiary TMAR executed the second amendment to the Bank Credit Note (CCB), raised in 2008, amounting to R$3,071 million that extends its maturity to the end of 2018. These loans have the purpose of reducing debt issuance costs and general corporate purposes.

CRI – Certificate of Real Estate Receivables

In August 2010, the Company and its subsidiary TMAR transferred, through capital payments, the ownership of 101 returnable properties to its subsidiary Copart 5 and 162 returnable properties to its subsidiary Copart 4, respectively.

Copart 5 and Copart 4 assigned the receivables generated under the lease agreements to BSCS - Brazilian Securities Companhia de Securitização, which issued Certificates of Real Estate Receivables (CRIs) backed by these receivables.

In the context of the CRI transaction, the Extraordinary Shareholders’ Meeting (ESM) held on October 20, 2010, approved the private issuance by the subsidiary TMAR simple nonconvertible debentures, in a single series, with total value of R$999 million.

Additionally, the Extraordinary Shareholders´ Meeting held on November 9, 2010 approved the private issuance by the Company, of simple, nonconvertible debentures, in a single series, with total value of R$470 million. The proceeds from this issuance were used for corporate purposes of the Company and its subsidiary TMAR.

In June 2012, Copart 5 and Copart 4 redeemed in advance the one of two CRI series in amounting of R$392.5 million.

Copart 5 assets and liabilities are consolidated in the balances of the financial statements of the Company, as the main risks and rewards incidental to this transaction remain with the parent companies.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Foreign currency-denominated financing

Senior Notes

In February 2012, the Company issued senior notes in the amount of US$1,500 million (R$2,589 million) to refinance its debt and for general corporate purposes. The final maturity of these notes is February 2022. In July 2012 the Company transferred this issue to its wholly-owned subsidiary Oi Brasil Holdings Cooperatief, through a supplementary indenture, net of debt issuance costs. The related debt issuance costs, totaling R$12 million (US$6 million), will be amortized through income statement, according to this issuance’s contractual terms, using its effective interest rate.

The Company issued other foreign currency-denominated senior notes in the international capital market in 2009 and 2010, through its subsidiary TMAR. As a result of the corporate reorganization approved on February 27, 2012, these issuances were added to the Company’s debt, which replaced TMAR as issuer.

These loans, which total R$9,152 million in consolidated, have the purpose of extending the debt profile and reducing debt issuance costs and general corporate purposes.

ECA credit facilities

TMAR contract financing facilities with export credit agencies to finance part of the investments in equipment and services that incorporate foreign technology.

In 2012, TMAR disbursed US$394,8 million (R$784,1 million) related to the agreements with these agencies. This amount comprises the disbursement US$291.9 million from the Finnish Export Credit, under the agreements entered into 2009 and 2011; US$14.1 million from SEK – Swedish Export Corporation, under an agreement entered into 2011; and US$88.8 million from ONDD – Office National Du Ducroire, under an agreement entered into 2010.

TMAR is a party to current agreements with major export credit agencies, including: SEK – Swedish Export Corporation; CDB – China Development Bank; and ONDD – Office National Du Ducroire”; e FEC – “Finnish Export Credit.

Public debentures

Issuer	Issue	Principal		Maturity	2012	2011
Oi (i)	9th	R$	2,000 million	2020	2,158,069
Oi	8th	R$	2,350 million	2018	2,351,458	2,353,299
Oi	7th	R$	1,000 million	2017	1,031,926	1,049,243
Oi (ii)	5th (1st series)	R$	1,754 million	2013	1,783,127
Oi (ii)	5th (2nd series)	R$	246 million	2013	302,288
Oi (iii)	5th	R$	1,080 million	2013		728,665
Oi (ii)	1st (2nd series)	R$	540 million	2013	552,921
Oi	2nd	R$	30 million	2021	41,517

Public debentures					8,221,306	4,131,207

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(i)	The Board of Directors’ Meeting held on February 6, 2012 approved the ninth public issuance, seventh by the Company, of unsecured, nonconvertible debentures, in the local market, with restricted placement efforts (pursuant to CVM Instruction 400/2003), totaling R$2 billion. The CVM approved the issue registration on March 14, 2012. The debentures were issued in two series, a first series amounting to R$400 million and a second series amounting to R$1.6 billion. Both series were financially settled on March 23, 2012. The debt issuance costs, totaling R$22,959, are being recognized in income statement according to this issuance’s contractual terms.

(ii)	As a result of the corporate reorganization approved on February 27, 2012, this issuance was added of the Company’s debt, which replaced TMAR as issuer.

(iii)	In June 2012, the Company redeemed in advance the entire issuance, at the remaining outstanding balance value.

The debentures issued by the Company and its subsidiaries do not contain renegotiation clauses.

Guarantees

BNDES financing facilities are collateralized by receivables of the Company and its subsidiaries TMAR, TNL PCS and BrT Celular. The Company provides guarantees to its subsidiaries TMAR, TNL PCS and BrT Celular for such financing facilities, totaling R$4,164 million.

Covenants

The financing agreements of the Company and subsidiaries TMAR, TNL PCS and BrT Celular with BNDES and other financial institutions, and the debentures issued requires compliance with financial ratios (covenants). Financial ratios of the BNDES agreements are calculated semiannually, in June and December. Other financial ratios are calculated on a quarterly basis.

Specifically for the BNDES agreements, the financial ratios are calculated based on the Company’s consolidated financial reporting.

As at December 31, 2012 all ratios had been complied with.

Committed and not used credit facilities

In December 2012 the Company contracted a revolver credit facility amounting to R$1,500 million for a three-year period, with a syndicate of global commercial banks, consisting of Banco do Brasil, Bradesco, HSBC, and Santander.

In July 2012 TMAR entered into a financing agreement with the agency Export Development Canada, totaling US$200 million, which will be used to finance part of the investments to be made in the next two years.

In November 2011 the Company, TMAR, TNL PCS and BrT Celular obtained a revolver credit facility, amounting to US$1,000 million for a five-year period, from a syndicate consisting of 9 global commercial banks, led by Bank of America N.A. Merrill Lynch, Pierce, Fenner & Smith Incorporated, HSBC Securities (USA) Inc., RBS Securities Inc. and Citibank N.A. The banks Tokyo Mitsubishi UFJ, Barclays PLC, Deutsche Bank AG, Morgan Stanley N.A. and Sumitomo Mitsui are also part of the syndicate, at different levels.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The revolver credit facility transactions were structured so that the Company and its subsidiaries can use the credit facility at any time, over the contractual periods. These transactions provide a comfortable liquidity cushion, strengthening the Group’s capital structure and credit profile, and increase our cash management efficiency.

20.	DERIVATIVE FINANCIAL INSTRUMENTS

	2012	2011
Assets
Currency swaps	702,986
Interest rate swaps	208,477
Non-deliverable forwards (NDFs)	77,636	7,186

Total	989,099	7,186

Current	640,229	7,186
Non-current	348,870

Liabilities
Currency swaps	181,392
Interest rate swaps	145,132
Non-deliverable forwards (NDFs)	187,773	25,698

Total	514,297	25,698

Current	309,555	25,698
Non-current	204,742

21.	LICENSES AND CONCESSIONS PAYABLE

	2012	2011
SMP (i)	2,020,929	676,481
STFC concessions	137,068

Total	2,157,997	676,481

Current	1,058,881	131,984
Non-current	1,099,116	544,497

Correspond to the amounts payable to ANATEL for the radiofrequency concessions and the licenses to provide the SMP (mobile) services and STFC service concessions, obtained at public auctions.

(i)	At the ANATEL’s auction held on June 13 and 14, 2012, Oi acquired licenses for the use of the radiofrequencies in sub-bands 2.5GHz (4G) and 450 MHz. On October 16, 2012, 10% of the offered amount was disbursed on the Authorization Statement execution date. The Company intends to disburse the remaining amount, i.e., 90%, within 12 months, adjusting the amount to be paid according to the IGP-DI fluctuation, from the date the Identification and Tax Clearance Documents and the Qualification documentation are filed to the actual payment date.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The payment schedule is as follows:

2013	1,058,881
2014	364,370
2015	364,370
2016	364,370
2017	2,002
2018 to 2019	4,004

Total	2,157,997

22.	TAX REFINANCING PROGRAM

The outstanding balance of the Tax Debt Refinancing Program is broken down as follows:

	2012	2011
Law 11941/09 tax financing program (i)	1,072,947	442,092
REFIS II—PAES	12,152	4,336

Total	1,085,099	446,428

Current	99,732	39,238
Non-current	985,367	407,190

The amounts of tax refinancing program created by Law 11941/2009, broken down into principal, fine and interest, are as follows:

	2012				2011
	Principal	Fines	Interest	Total	Total
Tax on revenue (COFINS)	264,043	46,089	305,709	615,841	232,836
CPMF (tax on banking transactions)	17,208	1,725	14,292	33,225	515
Income tax	67,079	9,657	87,701	164,437	105,497
Social contribution	18,472	3,047	20,275	41,794	28,118
INSS – SAT	7,506	4,112	34,658	46,276	28,958
Tax on revenue (PIS)	35,630	2,528	33,930	72,088	49,948
Other	50,599	7,123	53,716	111,438	556

Total	460,537	74,281	550,281	1,085,099	446,428

The payment schedule is as follows:

2013	99,732
2014	91,658
2015	91,658
2016	91,658
2017	91,658
2018 to 2020	274,974
2021 to 2023	274,974
2024 to 2025	68,787

Total	1,085,099

(i)	Tax financing program created by Law 11941/09

The Company and some of its subsidiaries joined the New Federal tax Refinancing Plan, governed by Law 11941/2009, including part of the debt to the National Treasury and the INSS due until November 30, 2008.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

In accordance with the provision of Article 1, V, Par. 9 of Law 11941/09, the companies must timely pay new installments and may be excluded from the program if they keep three installments outstanding, whether consecutive or not, or do not pay one installment, if all the others have been paid.

The agreed term of the refinancing is 180 months. As provided for by the relevant Law and related regulatory administrative rules, the entities are required to pay the minimum monthly installments, as the final amount will only be set after the consolidation of debt by the Federal Revenue Service. The Company and its subsidiaries filed with the Federal Revenue Service and the National Treasury Attorney General’s Office, within the deadline set by joint administrative rules issued by these Government bodies, the consolidation of the debt included in the different types of tax refinancing plans provided for by Law 11941/2009. The Company’s and its subsidiaries’ debt is being consolidated by the Federal Revenue Service. With the enrollment, the judicial deposits related to the lawsuits transferred to the new plan will be converted, pursuant to the applicable law, into Federal Government revenue.

23.	PROVISIONS

Broken down as follows:

	Type	2012	2011
	Labor
(i)	Overtime	635,031	388,946
(ii)	Indemnities	214,681	134,252
(iii)	Stability/reintegration	180,713	130,891
(iv)	Hazardous work conditions	172,877	133,637
(v)	Additional post-retirement benefits	98,135	26,308
(vi)	Salary differences and related effects	83,482	77,275
(vii)	Lawyers/expert fees	42,086	48,594
(viii)	Severance pay	39,607	23,239
(ix)	Labor fines	22,500	8,609
(x)	Severance Pay Fund (FGTS)	18,421	17,497
(xi)	Employment relationship	5,161	456
(xii)	Joint liability	4,352	6,988
(xiii)	Other claims	62,164	41,028

	Total	1,579,210	1,037,720

	Tax
(i)	State VAT (ICMS)	448,120	279,799
(ii)	FUST / FUNTTEL	142,632	4,614
(iii)	Tax on services (ISS)	65,711	8,283
(iv)	Tax on net income (ILL)	19,478
(v)	INSS (joint liability, fees, and severance pay)	11,726	890
(vi)	Other claims	77,627	6,563

	Total	765,294	300,149

	Civil
(i)	Corporate law	2,333,980	2,350,071
(ii)	ANATEL estimates	551,143	177,998
(iii)	ANATEL fines	436,195	100,136
(iv)	Small claims courts	108,479	127,878

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(v)	Other claims	646,328	320,939

	Total	4,076,125	3,077,022

	Total provisions	6,420,629	4,414,891

	Current	1,569,356	1,283,354
	Non-current	4,851,273	3,131,537

In compliance with the relevant Law, the provisions are adjusted for inflation on a monthly basis.

Breakdown by type of contingency and risk (consolidated)

	2012
Risk	Labor	Tax	Civil	Total
Provisions	1,579,210	765,294	4,076,125	6,420,629
Contingent liabilities	1,051,868	17,260,147	991,269	19,303,284

	2011
Risk	Labor	Tax	Civil	Total
Provisions	1,037,720	300,149	3,077,022	4,414,891
Contingent liabilities	923,133	2,968,856	648,496	4,540,485

Summary of changes in provision balances

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

	Labor	Tax	Civil	Total
Balance in 01/01/2010	793,650	486,581	3,153,252	4,433,483
Inflation adjustment	102,392	64,352	87,294	254,038
Additions/(reversals)	164,332	(137,535)	378,296	405,093
Write-offs for payment/terminations	(123,161)	(139,516)	(533,070)	(795,747)
Balance in 2010	937,213	273,882	3,085,772	4,296,867
Inflation adjustment	48,991	42,498	75,598	167,087
Additions/(reversals)	143,046	10,626	417,000	570,672
Write-offs for payment/terminations	(91,530)	(26,857)	(501,348)	(619,735)
Balance in 2011	1,037,720	300,149	3,077,022	4,414,891
Increase due to corporate reorganization	851,793	559,745	1,110,406	2,521,944
Inflation adjustment	144,272	41,369	47,376	233,017
Additions/(reversals)	(11,502)	19,258	392,839	400,595
Write-offs for payment/terminations	(443,073)	(155,227)	(551,518)	(1,149,818)
Balance in 2012	1,579,210	765,294	4,076,125	6,420,629

Summary of the main matters related to the recognized provisions and contingent liabilities

Provisions

Labor

(i)	Overtime - refers to the claim for payment of salary and premiums by alleged overtime hours;

(ii)	Indemnities - refers to amounts allegedly due for occupational accidents, leased vehicles, occupational diseases, pain and suffering and tenure;

(iii)	Stability/reintegration - claim due to alleged noncompliance with an employee’s special condition which prohibited termination of the employment contract without cause;

(iv)	Sundry premiums - refer to claims of hazardous duty premium, based on Law 7369/85, regulated by Decree 93412/86, due to the alleged risk from employees’ contact with the electric power grid, health hazard premium, pager pay, and transfer premium;

(v)	Supplementary retirement benefits differences allegedly due in the benefit salary referring to payroll amounts;

(vi)	Salary differences and related effects - refer mainly to claims for salary increases due to alleged noncompliance with trade union agreements. As for the effects, these refer to the impact of the salary increase allegedly due on the other amounts calculated based on the employee’s salary;

(vii)	Lawyers/expert fees - installments payable to the plaintiffs’ lawyers and court appointed experts, when expert evidence is necessary during the fact-finding stage;

(viii)	Severance pay - claims of amounts which were allegedly unpaid or underpaid upon severance;

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(ix)	Labor fines - amounts arising from delays or nonpayment of certain amounts provided for by the employment contract, within the deadlines set out in prevailing legislation and collective bargaining agreements;

(x)	Supplement to FGTS fine - arising from understated inflation, refers to claims to increase the FGTS severance fine as a result of the adjustment of accounts of this fund due to inflation effects.

(xi)	BrT filed a lawsuit against Caixa Econômica Federal to assure the reimbursement of all amounts paid for this purpose;

(xii)	Employment relationship - Lawsuits filed by former employees of outsourced companies claiming the recognition of an employment relationship with the Company or its subsidiaries alleging an illegal outsourcing and/or the existence of elements that evidence such relationship, such as direct subordination;

(xiii)	Joint liability - refers to the claim to assign liability to the Company, filed by outsourced personnel, due to alleged noncompliance with the latter’s labor rights by their direct employers;

(xiv)	Other claims - refer to different litigation including rehiring, profit sharing, qualification of certain allowances as compensation, etc.

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

Tax

(i)	ICMS - Refers to the provision considered sufficient by management to cover the various tax assessments related to: (a) levy of ICMS and not ISS on certain revenue; (b) claim and offset of credits on the purchase of goods and other inputs, including those necessary for network maintenance; and (c) tax assessments related to alleged noncompliance with accessory obligations

(ii)	FUNTTEL - Provision recognized based on the change in the Universal Telecom Service Fund (FUST) fee calculation methodology, under ANATEL Abstract 7 (which no longer allows the deduction of Industrial Exploitation of Dedicated Lines (EILD) and interconnection charges from the calculation basis, not even retrospectively) and the potential impact on the FUNTTEL calculation basis.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(iii)	ISS – The Company and TMAR have provisions for tax assessments challenged because of the levy of ISS in several services, such as, leased, value added, and technical and administrative equipment.

(iv)	ILL - TMAR offset the ILL paid up to calendar 1992 based on Federal Supreme Court (“STF”) decisions that declare the unconstitutionality of this tax. However, even though there is case law on the matter, a provision is maintained as there is no final decision of the criteria for the adjustments of these credits.

(v)	INSS - Provision related basically to probable losses on lawsuits discussing joint liability and indemnities.

(vi)	Other claims - Refer basically to provisions to cover Real Estate Tax (IPTU) assessments and several tax assessments related to income tax and social contribution collection, amounting to R$1,336 (R$1,562 in 2010).

Civil

(i)	Corporate – Financial Participation Agreements - these agreements were governed by Administrative Rules 415/1972, 1181/1974, 1361/1976, 881/1990, 86/1991, and 1028/1996. Subscribers held a financial interest in the concessionaire after paying in a certain amount, initially recorded as capitalizable funds and subsequently recorded in the concessionaire’s equity, after a capital increase was approved by the shareholders’ meeting, thus generating the issuance of shares. The lawsuits filed against the former CRT - Companhia Riograndense de Telecomunicações, a company merged by the Company, challenge the way shares were granted to subscribers based on said financial participation agreements.

The Company used to recognize a provision for the risk of unfavorable outcome in these lawsuits based on certain legal doctrine. In the first half of 2009, however, decisions issued by appellate courts led the Company to revisit the amount accrued and the risk classification of the relevant lawsuits. The Company, considering the peculiarities of each decision and based on the assessment made by its legal department and outside legal counsel, changed its estimate on the likelihood of an unfavorable outcome from possible to probable. In 2009, the Company’s management, based on the opinions of its legal department and outside legal counsel, revised the measurement criteria of the provision related to the financial interest agreements. Said revision contemplated additional considerations regarding the dates and the arguments of the final and unappealable decisions on ongoing lawsuits, as well as the use of statistical criteria to estimate the amount of the provision for those lawsuits. The Company currently accrues these amounts mainly taking into consideration (i) the criteria above, (ii) the number of ongoing lawsuits by matter discussed, and (iii) the average amount of historical losses, broken down by matter in dispute.

At the end of 2010, the website of the Superior Court of Justice (STJ) disclosed news that this court had set compensation criteria to be adopted by the Company to the benefit of the shareholders of the former CRT for those cases new shares, possibly due, could not be issued because of the sentence issued. According to this court judgment news, which does not correspond to a final decision, the criteria must be based on (i) the definition of the

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

number of shares that each claimant would be entitled, measuring the capital invested at the book value of the share reported in the company’s monthly trial balance on the date it was paid-in, (ii) after said number of shares is determined, it must be multiplied by its quotation on the stock exchange at the closing of the trading day the final and unappealable decision is issued, when the claimant becomes entitled to sell or disposed of the shares, and (iii) the result obtain must be adjusted for inflation (IPC/INPC) from the trading day of the date of the final and unappealable decision, plus legal interest since notification. In the case of succession, the benchmark amount will be the stock market price of the successor company. Based on current information, management believes that its estimate would not be materially impacted as at December 31, 2012, had these criteria already been adopted. There may be, however, significant changes in the items above, mainly regarding the market price of Company shares.

(ii)	ANATEL estimates - refer basically to alleged noncompliance with General Universal Service Targets Plan (“PGMU”) and General Quality Targets Plan (“PGMQ”) obligations;

(iii)	ANATEL fines - They largely refer to provisions for fines arising from failures to meet quality targets under the terms of the Inspection Procedures of Noncompliance with Obligations (“PADOs”) of the PGMQ and the Quality Indicators Regulation (“RIQ”).

(iv)	Small claims courts - claims filed by customers for which the individual indemnification compensation amounts do not exceed the equivalent of forty minimum wages.

(v)	Other claims - refer to several of ongoing lawsuits discussing contract terminations, certain agencies requesting the reopening of customer service centers, compensation claimed by former suppliers and building contractors, in lawsuits filed by equipment vendors against Company subsidiaries, revision of contractual terms and conditions due to changes introduced by a plan to stabilize the economy, and litigation mainly involving discussions on the breach of contracts, to which management and its legal counsel attribute a probable likelihood of an unfavorable outcome, etc.

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

The main contingencies classified with possible likelihood of an unfavorable outcome, according to the Company´s management’s opinion, based on its legal counsel’s assessment, are summarized below:

Labor

Refer to several lawsuits claiming, but not limited to, the payment of salary differences, overtime, hazardous duty and health hazard premium, and joint liability, which total approximately R$1,051,868 (R$923,133 in 2011).

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

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

Tax

The main ongoing lawsuits have the following matters:

(i)	ICMS - several ICMS assessment notifications, including two main matters: ICMS levied on certain revenue from services already subject to ISS or which are not part of the ICMS tax base, and utilization of ICMS credits claimed on the purchase of goods and other inputs, amounting approximately to R$5,755,124 (R$1,294,767 in 2011);

(ii)	ISS - alleged levy of this tax on subsidiary telecommunications services and discussion regarding the classification of the services taxed by the cities listed in Supplementary Law 116/2003, amounting approximately to R$1,787,183 (R$351,593 in 2011);

(iii)	INSS - tax assessments to add amounts to the contribution salary allegedly due by the Company, amounting approximately to R$956,585 (R$331,319 in 2011); and

(iv)	Federal taxes – several tax notifications regarding basically the disallowances made on the calculation of taxes, errors in the completion of tax returns, transfer of PIS and COFINS and FUST related to changes in the interpretation of these taxes tax bases by ANATEL. These lawsuits amount approximately to R$8,761,255 (R$991,177 in 2011).

IRPJ, CSLL, PIS and COFINS – Goodwill amortization - July 2005 tax assessment - Challenge of R$2,534,951, substantially related to the corporate transaction undertaken by TNL in 1998 that resulted in the recognition of goodwill arising on the Telebrás System privatization auction. The amortization of goodwill and its deduction for tax purposes are provided for by Law 9532/1997, as Article 7 thereof authorizes the computation of the goodwill amortization charge in the taxable income of an entity resulting from a takeover, spin-off, or merger transaction when one of the combined businesses holds investments in the other business, acquired at goodwill based on the investee’s expected future earnings.

The Company obtained a partially favorable decision in the lower court, which reduced the tax assessment by R$658,156, and maintained R$1,876,795 as possible loss. Against this decision the Company filed a Voluntary Appeal fully acknowledged by the Board of Tax Appeals, thus cancelling the tax assessment. A final and unappealable decision was issued on March 19, 2012, favorable to the Company, as successor of TNL as a result of the corporate reorganization approved at the Extraordinary Shareholders’ Meeting held on February 27, 2012. This amount was derecognized in March 2012 in light of the favorable decision obtained.

Civil

The main ongoing lawsuits do not have any lawsuits for which no court decision has been issued, and are mainly related, but not limited to, challenging of network expansion plans, compensation for pain and suffering and material damages, collection lawsuits, and bidding processes. These lawsuits total approximately R$991,269 (R$648,496 in 2011).

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Guarantees

The Company has bank guarantee letters and guarantee insurance granted by several financial institutions and insurers to guarantee commitments arising from lawsuits, contractual obligations, and biddings with ANATEL. The total adjusted amount of contracted guarantees and guarantee insurance, effective at December 31, 2012, corresponds to R$12,216,671 (R$2,697,529 in 2011). The commission charges on these contracts are based on market rates.

Contingent assets

Below are the tax lawsuits filed by the Company to claim refund of taxes paid.

PIS/COFINS - tax lawsuit challenging the enforcement of Law 9718/98, which increased the PIS and COFINS tax base. The Law covered the period from February 1999 to November 2002 for PIS and from February 1999 to January 2004 for COFINS. In November 2005, the Federal Supreme Court (STF) concluded the judgment of certain lawsuits on the same matter and considered the increase in the tax base introduced by said Law unconstitutional. Part of the lawsuits filed by the Company and the STFC concessionaires from Region II of the Concession Plan, merged by the Company in February 2000, became final and unappealable in 2006 as regards the increase in PIS and COFINS tax base. The Company awaits the judgments of the lawsuits filed by the other merged companies, whose likelihood of a favorable outcome in future filing of appeals is regarded as probable. The amount attributed to these lawsuits, representing unrecognized contingent assets was R$22,000 (R$21,304 in 2011).

24.	OTHER PAYABLES

	2012	2011
Advances from customers	780,264	364,622
Unearned revenues	691,789	201
Provision for asset decommissioning	218,516	30,577
Redeemable bonus shares	99,967	1,501,984
Consignation to third parties	41,441	274,281
Payable - reverse stock split	21,845	116,603
Payables for surety received from related companies		5,940
Other	157,549	82,614

Total	2,011,371	2,376,822

Current	1,439,462	2,014,762
Non-current	571,909	362,060

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

25.	EQUITY

(i)	Capital

Subscribed and paid-in capital is R$7,308,753 (R$3,731,059 in 2011), represented by the following shares, without par value:

	Number of shares (in thousands)
	2012	2011
Total capital in shares
Common shares	599,009	203,423
Preferred shares	1,198,078	399,597

Total	1,797,087	603,020

Treasury shares
Common shares	84,251
Preferred shares	72,808	13,231

Total	157,059	13,231

Outstanding shares
Common shares	514,758	203,423
Preferred shares	1,125,270	386,366

Total outstanding shares	1,640,028	589,789

Book value per outstanding share	6.90	17.95

The preferred and common shares held in treasury are excluded from the determination of the book value.

The Company is authorized to increase its capital, according to a resolution of the Board of Directors, up to the limit of 2.5 billion common or preferred shares, within the legal limit of 2/3 for the issuance of new nonvoting preferred shares.

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

As described in Note 1, the Company’s subscribed capital was increased by R$3,085,409 due to the corporate reorganization undertaken in February 2012.

As a result of the bonus shares approved at the Extraordinary Shareholders’ Meeting held on August 10, 2012, the Company’s increase by R$492,285, to R$7,308,753.

(a)	Treasury shares

Treasury shares at December 31, 2012 originate from the corporate events that took place in the in the first half of 2012, described below:

F-82

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(i)	on February 27, 2012 the Extraordinary Shareholders’ Meeting of Oi S.A. approved the Merger Protocol and Justification of Coari with and into the Company and, as a result, the cancelation of the all the treasury shares held by the Company on that date;

(ii)	on February 27, 2012 the Extraordinary Shareholders’ Meeting of Oi S.A. approved the Merger Protocol and Justification of TNL with and into the Company and the Company’s shares then held by TNL, as a result of the merger of Coari with and into the Company, were canceled, except for 24,647,867 common shares that remained in treasury; and

(iii)	starting April 9, 2012 Oi paid the reimbursement of shares to withdrawing shareholders.

The position of treasury shares is as follows:

	Shares Common shares (*)	Amount	Preferred shares (*)	Amount
Balance in 2011			13,231	149,642
Shares canceled due to the corporate reorganization, as described in item (i) above			(13,231)	(149,642)
Shares registered in the corporate reorganization, as described in item (i) above	24,648	93,491
Shares reimbursed to the withdrawing shareholders, as described in item (iii) above	59,539	786,647	72,158	1,221,678
Other	64	240	650	2,468

Balance in 2012	84,251	880,378	72,808	1,224,146

(*)	Number of shares in thousands

Historical cost in purchase of treasury shares (R$ per share)	2012	2011
Weighted average	13.40	11.31
Minimum	3.79	10.31
Maximum	15.25	13.80

Fair value of treasury shares

The fair value of treasury shares at the end of the reporting period was as follows:

	2012		2011
	Preferred shares	Common shares	Preferred shares	Common shares
Number of treasury shares (in thousands)	72,808	84,251	13,231
Quotation per share on BOVESPA (R$)	8.32	9.16	10.88
Market value	605,763	771,739	143,959

The table below shows the deduction of the amount of treasury shares from the reserve used in the repurchase:

	2012	2011
Carrying amount of capital reserves	4,302,535	499,042
Treasury shares	(2,104,524)	(149,642)

Balance, net of treasury shares	2,198,011	349,400

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(b)	Capital reserves

Capital reserves are recognized pursuant to the following practices:

Share subscription premium reserve: equal to the difference between the amount paid on subscription and the amount allocated to capital.

Goodwill special reserve on merger: represents the net amount of the balancing item to goodwill recorded in assets, as provided for by CVM Instruction 319/1999.

Net assets - special reserve on merger: represents the net assets merged by the Company under the corporate reorganization approved on February 27, 2012.

Investment grant reserve: recognized due to the investment grants received before the beginning of FY 2008 as a balancing item to an asset received by the Company.

Special monetary correction law 8200/91 reserve: recognized due to the special inflation adjustments of fixed assets and the purpose of which was the offset of distortions in inflation adjustment indices prior to 1991.

Stock options reserve: line item recognized due to the stock options granted and recognized according to the share-based payment plans and settled with equity instruments. In the first quarter of 2012 the stock option plan was terminated and the reserve realized.

Interest on construction in progress reserve: formed by the balancing item to interest on works in progress incurred through December 31, 1998.

Other capital reserves: formed by the funds invested in income tax incentives before the beginning of FY 2008.

(c)	Income reserves

Income reserves are recognized pursuant to the following practices:

Legal reserve: allocation of 5% of profit for the year up to the limit of 20% of capital. This allocation is optional when the legal reserve plus the capital reserves exceeds 30% of capital. This reserve is only used for capital increase or absorption of losses.

Investments reserve: comprises the balances of profit for the year, adjusted pursuant to article 202 of Law 6404/76 and allocated after the payment of dividends. The profits for the year used to recognize this reserve was fully allocated as retained earnings by the related shareholders’ meetings in light of the Company’s investment budget and pursuant to Article 196 of the Brazilian Corporate Law. By the end of fiscal year 2007, the retention of earnings for investments remained in the retained earnings line item, pursuant to Article 8 of CVM Resolution 59/1986. After the enactment of Law 11638/37, which prescribes that no balances should remain in the retained earnings line item at the end of the reporting period, said retained earnings were transferred to this investment reserve.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(d)	Dividends and interest on capital

Dividends are calculated pursuant to the Company’s bylaws and the Brazilian Corporate Law. Mandatory minimum dividend are calculated in accordance with Article 202 of Law 6404/76, and preferred or priority dividends are calculated pursuant to the Company’s Bylaws.

Preferred shares are nonvoting except in the cases specified in paragraphs 1-3 of Article 12 of the Bylaws, but are assured priority in the payment of the noncumulative minimum dividends equivalent to the greater of 6% per year calculated on the amount obtained after dividing the capital by the total number of the Company’s shares or 3% per year calculated on the amount obtained after dividing equity by the total number of the Company’s shares.

By decision of the Board of Directors, the Company can pay or credit, as dividends, interest on capital pursuant to Article 9, paragraph 7, Law 9249/1995. The interest paid or credited will be offset against the annual mandatory minimum dividend amount, pursuant to Article 43 of the Bylaws.

The Company recorded net income for the year ended December 31, 2012 amounting to R$1,784,890. Pursuant to the Company’s management proposal, subject to the approval of the Shareholders’ Meeting, net income for the year, plus retained earnings of R$104, was allocated as follows: (i) mandatory dividends amounting to R$446,222; (ii) to the payment of dividends additional to mandatory minimum dividends amounting to R$391,322; and (iii) the recognition of an investment reserve amounting to R$947,450. Additionally, Management proposed the distribution of redeemable Company bonus shares amounting to R$162,456, subject to the approval of the Extraordinary Shareholders’ Meeting.

The Annual Shareholders’ Meeting held on April 30, 2012 approved the following allocation of net income for 2011, amounting to R$1,005,731: (i) mandatory minimum dividends amounting to R$251,433 and (ii) payment of R$1,748,567 in addition to the mandatory minimum dividends, of which R$754,298 is based on net income for the year and R$994,269 is based on the investment reserve.

Mandatory minimum dividends calculated in accordance with Article 202 of Law 6404/1976:

	2012	2011
Net income for the year	1,784,890	1,005,731
Mandatory minimum dividends	446,222	251,433
Proposal additional dividends	391,322
Total dividends paid to shareholders	837,544	251,433

Statutory minimum dividends of preferred shares for 2012 were calculated as follows:

2012
I - 6% p.a. on share capital criterion
Subscribed capital	7,308,753

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Total outstanding shares (*)	1,640,028
Total outstanding preferred shares (*)	1,125,270
Calculation basis	5,014,743
Statutory minimum dividend percentage	6%
Statutory minimum dividends	300,885

II - 3% p.a. on share equity criterion
Equity	11,762,776
Total outstanding shares (*)	1,640,028
Total outstanding preferred shares (*)	1,125,270
Calculation basis	8,070,776
Statutory minimum dividend percentage	3%
Statutory minimum dividends	242,123

(*)	in thousands of shares

Statement of dividends and bonus shares for 2012:

	2012
	Common shares	Preferred shares	Total
Dividends
Extraordinary dividends (on August 10, 2012)	159,357	348,358	507,715
Mandatory minimum dividends (on December 31, 2012)	140,056	306,166	446,222
Proposed additional dividends (on December 31, 2012)	122,825	268,497	391,322

	422,238	923,021	1,345,259

Bonus shares
Redemption of bonus shares (on August 10, 2012)	154,514	337,771	492,285
Proposed redemption of bonus shares	50,991	111,465	162,456

	205,505	449,236	654,741

Total	627,743	1,372,257	2,000,000

	2012
	Amount per share/ in real
	Common shares	Preferred shares
Dividends
Extraordinary dividends (on August 10, 2012)	0.309577	0.309577
Mandatory minimum dividends (on December 31, 2012)	0.272082	0.272082
Proposed additional dividends (on December 31, 2012)	0.238607	0.238607

	0.820266	0.820266

Bonus shares
Redemption of bonus shares (on August 10, 2012)	0.300168	0.300168
Proposed redemption of bonus shares	0.099057	0.099057

	0.399225	0.399225

Total	1.219491	1.219491

Extraordinary distribution of dividends and shareholder compensation

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The Extraordinary Shareholders’ Meeting held on August 10, 2012 approved the extraordinary distribution of dividends and the payment of compensation to the Company’s shareholders though the redemption of bonus shares, amounting to R$507,715 and R$492,285, respectively, in conformity with the item (ii) of the Material Fact Notice published on April 17, 2012, which establishes the Shareholders Compensation Policy for 2012-2015. The dividends were paid based on prior years’ income reserves and the redemption of the bonus shares was based on capital reserves. The compensation payment started on August 27, 2012.

(e)	Share issue costs

We recognized in this line item the share issue costs related to the corporate reorganization of February 27, 2012.

(f)	Other comprehensive income

The Company recognizes in this line item other comprehensive income that revenue, expenses, reclassification adjustments, and the tax effects related to these components, which are not recognized in the income statements.

In the period ended December 31, 2012, the Company recorded losses of R$52,634 related to the adoption of hedge accounting (Note 3), net of income tax, of which R$16,792 refer to the hedge accounting loss incurred by subsidiary TMAR and recorded by the Company.

As a result, the effects discussed in the topic above are presented in aggregate in the relevant existing line items, referred to above, as shown below:

	Other comprehensive income	Share issue costs	Change in equity interest percentage	Total
Balance in 2011
Share issue costs		(56,609)		(56,609)
Increase due to corporate reorganization (*)	87,550			87,550
Hedge accounting gain	35,842			35,842
Subsidiaries’ hedge accounting gain	16,792			16,792
Change in equity interest percentage			3,916	3,916

Balance in 2012	140,184	(56,609)	3,916	87,491

(*)	Refers to the hedge accounting transferred to the Company as a result of the merger of Coari, on February 27, 2012, date the corporate reorganization was approved.

(g)	Basic and diluted earnings per share

The Company’s bylaws award different rights to common and preferred shareholders with respect to dividends, voting rights, and in case of liquidation of the Company. Accordingly, basic and diluted earnings per share were calculated based on net income for the year available to common and preferred shareholders.

Basic

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Basic earnings per share are calculated by dividing net income attributable to controlling shareholders, available to common and preferred shareholders, by the weighted average number of common and preferred shares outstanding during the year.

Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of outstanding common and preferred shares, to estimate the dilutive effect of all convertible securities. Currently we do not have any potentially dilutive shares.

The table below shows the calculations of basic and diluted earnings per share:

	2012	2011	2010
Net income attributable to controlling shareholders	1,784,890	1,005,731	1,971,023

Net income allocated to common shares – basic and diluted	560,225	315,669	618,647
Net income allocated to preferred shares – basic and diluted	1,224,665	690,062	1,352,376

Weighted average number of outstanding shares (in thousands of shares)
Common shares – basic and diluted	514,758	514,759	514,759
Preferred shares – basic and diluted	1,125,273	1,125,277	1,125,277

Earnings per share (in reais):
Common shares – basic and diluted	1.09	0.61	1.20
Preferred shares – basic and diluted	1.09	0.61	1.20

Retrospective adjustment

As required by IAS 33, we have adjusted retrospectively the calculation of basic and earnings per share taking into consideration a new shareholding structure resulting from the corporate reorganization commented in Note 1.

26.	EMPLOYEE BENEFITS

(a)	Pension funds

The Company and its subsidiaries sponsor retirement benefit plans (“pension funds”) for their employees, provided that they elect to be part of such plan, and current beneficiaries. The table below shows the existing pension plans at December 31, 2012.

Benefit plans	Sponsors	Manager
TCSPREV	Oi, BrT Celular, BrT Multimídia, BrT CS, iG and BrTI	FATL
BrTPREV	Oi, BrT Celular, BrT Multimídia, BrT CS, iG and BrTI	FATL
TelemarPrev	Oi, TMAR, TNL PCS and Oi Internet	FATL
PAMEC	Oi	Oi
PBS-A	TMAR and Oi	SISTEL

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

PBS-Telemar	TMAR	FATL
PBS-TNCP	TNL PCS	SISTEL
CELPREV	TNL PCS	SISTEL

Sistel – Fundação Sistel de Seguridade Social

FATL – Fundação Atlântico de Seguridade Social

Telemar Participações S.A., the Company’s parent, is one of the sponsors the TelemarPrev benefit plan.

For purposes of the pension plans described in this note, the Company can also be referred to as the “Sponsor”.

The sponsored plans are valued by independent actuaries at the end of the annual reporting period. For the year ended December 31, 2012, the actuarial valuations were performed by Mercer Human Resource Consulting Ltda. The Bylaws provide for the approval of the supplementary pension plan policy, and the joint liability attributed to the defined benefit plans is ruled by the agreements entered into with the pension fund entities, with the agreement of the National Pension Plan Authority (PREVIC), as regards the specific plans. PREVIC is the official agency that approves and oversees said plans.

The sponsored defined benefit plans are closed to new entrants because they are close-end pension funds. Participants’ and the sponsors’ contributions are defined in the funding plan.

Actuarial liabilities are recognized for the sponsored defined benefit plans that report an actuarial deficit. For the plans that report an actuarial surplus, assets are recorded when there is an express authorization for offsetting them against future employer contributions.

Provisions for pension funds

Refer to the recognition of the actuarial deficit of the defined benefit plans, as shown below:

	2012	2011
BrTPREV plans	580,340	620,149
PAMEC plan	3,797	3,554

Total	584,137	623,703

Current	103,666	77,745
Non-current	480,471	545,958

Assets recorded to be offset against future employer contributions

The Company recognized TCSPREV Plan assets related to: (i) sponsor contributions which participants that left the Plan are not entitled to redeem; and (ii) part of the Plan’s surplus attributed to the sponsor.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The assets recognized are used to offset future employer contributions. These assets are broken down as follows:

	2012	2011
TCSPREV Plan	110,425	112,525
PBS-A plan		80,238

Total	110,425	192,763

Current	9,311	50,149
Non-current	101,114	142,614

Features of the sponsored supplementary pension plans

1)	FATL

FATL, closed, multiple sponsor, multiple plan pension fund, is a nonprofit, private pension-related entity, with financial and administrative independence, headquartered in Rio de Janeiro, State of Rio de Janeiro, engaged in the management and administration of pension benefit plans for the employees of its sponsors.

Plans

(i)	BrTPREV

Variable contribution pension Benefit Plan, enrolled with the CNPB (National Registry of Close-end Pension Benefit Plans) under No. 2002.0017-74.

On July 31, 2012 the Fundador/Alternativo Benefit Plan, enrolled with the CNPB under No. 1991,0015-92, was effectively merged with and into the BrTPREV Benefit Plan, approved by PREVIC Administrative Rule 378, of July 11, 2012.

Upon the effective merger (on July 31, 2012), the Participants and Beneficiaries of the Fundador/Alternativo Benefit Plan automatically become Participants and Beneficiaries of BrTPREV, maintaining the same categories they had on the day immediately before that date.

The monthly, mandatory Basic Contribution of the BrTPREV group Participants corresponds to the product obtained, in whole numbers, by applying a percentage to the Contribution Salary (SP), according to the Participant’s age and option, as follows: (i) Age up to 25 years old - Basic Contribution cohort of 3 and 8 percent of the SP; (ii) Age 26 to 30 years old - Basic Contribution cohort of 4 to 8 percent of the SP; (iii) Age 31 to 35 years old - Basic Contribution cohort of 5 to 8 percent of the SP; (iv) Age 36 to 40 years old - Basic Contribution cohort of 6 to 8% of the SP; (v) Age 41 to 45 years old - Basic Contribution cohort of 7 to 8 percent of the SP; and (vi) Age 46 years old or more - Basic Contribution cohort of 8 percent of the SP.

The monthly Contribution of the Fundador/Alternativo group (merged) Participants corresponds to the sum of: (i) 3 percent charged on the Contribution Salary; (ii) 2 percent charged on the Contribution Salary that exceeds half of the highest Official Pension Scheme Contribution Salary, and (iii) 6.3 percent charged on the Contribution Salary that that exceeds the highest Official Pension Scheme Contribution Salary.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

A BrTPREV group Participant’s Voluntary Contribution corresponds to the product obtained, in whole numbers, by applying a percentage of up 22 percent, elected by the Participant, to the Participation Salary. The Sporadic Contribution of a BrTPREV group Participant is optional and both its amount and frequency are freely chosen by the Participant, provided it is not lower than one (1) UPBrT (BrT’s pension unit). The Sponsor does not make any counterpart contribution to the Participant’s Voluntary or Sporadic Contribution.

The Plan’s Charter provides for contribution parity by the Participants and the Sponsors. The plan is funded under the capitalization approach.

(ii)	PBS-Telemar

Defined contribution pension Benefit Plan, enrolled with the CNPB under No. 2000.0015-56.

The contributions from Active Participants of the PBS-Telemar Benefit Plan correspond to the sum of: (i) 0.5 to 1.5 percent of the Contribution Salary (according to the participant’s age on enrollment date); (ii) 1% of Contribution Salary that exceeds half of one Standard Unit; and (iii) 11% of the Contribution Salary that exceeds one Standard Unit. The Sponsors’ contributions are equivalent to 9.5% of the payroll of active participants of the plan, of which 8% are allocated to the PBS-Telemar Benefit Plan and 1.5% to PAMA (Retirees’ Healthcare Plan). The plan is funded under the capitalization approach.

(iii)	TelemarPrev

Variable contribution pension Benefit Plan, enrolled with the CNPB under No. 2000.0065-74.

A participant’s regular contribution is comprised of two portions: (i) Basic - equivalent to 2% of the Contribution Salary; and (ii) Standard - equivalent to 3% of the positive difference between the total Contribution Salary and the Social Security Contribution. The additional extraordinary contributions from participants are optional and can be made in multiples of 0.5% of the Contribution Salary, for a period of not less than six (6) months. Nonrecurring extraordinary contributions from a participant are also optional and cannot be lower than 5% of the Contribution Salary ceiling.

The Plan’s Charter requires the parity between participants’ and sponsors’ contributions, up to the limit of 8% of the Contribution Salary, even though a sponsor is not required to match Extraordinary Contributions made by participants. The plan is funded under the capitalization approach.

(iv)	TCSPREV

Variable contribution pension Benefit Plan, enrolled with the CNPB under No. 2000.0028-38.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The monthly, mandatory Basic Contribution of the TCSPREV group Participants corresponds to the product obtained, in whole numbers, by applying a percentage, chosen by the Participant, to the Contribution Salary (SP) as follows: (i) Age up to 25 years old - basic contribution cohort of 3 and 8 percent of the SP; (ii) Age 26 to 30 years old - basic contribution cohort of 4 to 8 percent of the SP; (iii) Age 31 to 35 years old - basic contribution cohort of 5 to 8 percent of the SP; (iv) Age 36 to 40 years old - basic contribution cohort of 6 to 8% of the SP; (v) Age 41 to 45 years old - basic contribution cohort of 7 to 8 percent of the SP; and (vi) Age 46 years old or more - basic contribution cohort of 8 percent of the SP.

A TCSPREV group Participant’s Voluntary Contribution corresponds to the product obtained, in whole numbers, by applying a percentage of up 22 percent, elected by the Participant, to the Participation Salary. The Sporadic Contribution of a Participant is optional and both its amount and frequency are freely chosen by the Participant, provided it is not lower than one (1) UPTCS (TCSPREV’s pension unit). The Sponsor does not make any counterpart contribution to the Participant’s Voluntary or Sporadic contribution.

The Plan’s Charter provides for contribution parity by the Participants and the Sponsors. The plan is funded under the capitalization approach.

2)	SISTEL

Sistel is a nonprofit, private welfare and pension entity, established in November 1977, which is engaged in creating private plans to grant benefits in the form of lump sums or annuities, supplementary or similar to the government retirement pensions, to the employees and their families who are linked to the sponsors of SISTEL.

Plans

(ii)	PBS-A

Defined benefit plan jointly sponsored with other sponsors associated to the provision of telecommunications services and offered to participants who held the status of beneficiaries on January 31, 2000.

Contributions to the PBS-A are contingent on the determination of an accumulated deficit. As at December 31, 2012, date of the last actuarial valuation, the plan presented a surplus.

(iii)	PBS-TNCP

Defined benefit plan, which, in addition to the official pension supplementation benefit, grants medical care (PAMA) to retirees and their dependents, on shared-cost basis. Contributions to the PBS-TNCP and PAMA plans are set based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil. Funding is determined using the capitalization system and the contribution due by the sponsor is 5.39% of the payroll of its employees participating in the plan, of which 6.39% are used to fund the PBS-TNCP plan.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The pension benefit is defined as the difference between 90% of average salary of the previous 36 months, adjusted for inflation up to the retirement date, and the retirement benefit paid by the INSS.

PBS-TNCP has been closed to new participants since April 2004.

(iv)	CELPREV

In 2004, Amazônia (merged with and into TNL PCS) obtained from PREVIC the approval to create a new Pension Plan. The variable contribution plan, called CelPrev Amazônia (“CELPREV”), was offered to the employees who did not participate of the PBS-TNCP plan, and to new employees hired by its subsidiary. The participants of the PBS-TNCP plan were offered the possibility and encouraged to migrate to the CELPREV plan.

The sponsor can make four types of contributions: (i) basic regular contribution: percentage ranging from 0 to 2 percent of his/her contribution salary; (ii) additional regular contribution: percentage from 0 to 6 percent of the share of his/her contribution salary that exceeds one Standard Reference Unit of the Plan; and (iii) voluntary contribution: percentage of the contribution salary freely chosen by the participant.

The sponsor can make four types of contributions: (i) basic regular contribution: contribution equal to the participant’s basic regular contribution, less the contributions made to fund sick pay and administrative expenses; (ii) additional regular contribution: equal to the participant’s additional regular contribution, less administrative expense; (iii) nonrecurring contribution: made voluntarily and with the frequency set by the sponsor; and (iv) special contribution: contribution intended exclusively for the sponsor’s employees who are not part of the PBS and who have joined the plan within 90 days from the effective date of CELPREV.

3)	PAMEC-BrT - Assistance plan managed by the Company

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

Status of the sponsored plans, revalued at the end of the reporting period (FATL)

The table below shows the data of the sponsored defined benefit pension plans:

	2012
	BrTPREV	TCSPREV	PBS-Telemar	TelemarPrev
RECONCILIATION OF ASSETS AND LIABILITIES
Actuarial obligations on vested benefits	2,222,876	476,262	265,881	2,641,209
Actuarial obligations on unvested benefits	39,648	95,523	11,516	625,647
(=) Total present value of actuarial	2,262,524	571,785	277,397	3,266,856
Fair value of plan assets	(1,396,614)	(1,543,104)	(323,480)	(3,526,899)

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(=) Net actuarial liability/(asset)	865,910	(971,319)	(46,083)	(260,043)
Unrecognized actuarial gains (losses)	(285,570)	(27,406)
Effect of paragraph 58(b), IAS 19 ceiling		888,300	46,083	260,043
(=) Net actuarial liability/(asset) recognized (1)	580,340	(110,425)

	2011
	BrTPREV	TCSPREV
RECONCILIATION OF ASSETS AND LIABILITIES
Actuarial obligations on vested benefits	1,849,787	388,728
Actuarial obligations on unvested benefits	55,220	83,085
(=) Total present value of actuarial	1,905,007	471,813
Fair value of plan assets	(1,213,900)	(1,376,344)
(=) Net actuarial liability/(asset)	691,107	(904,531)
Unrecognized actuarial gains (losses)	(70,958)	12,057
Effect of paragraph 58(b), IAS 19 ceiling		779,949
(=) Net actuarial liability/(asset) recognized (1)	620,149	(112,525)

(1)	The Company determines the amount available to deduct from future contributions according to the applicable legal provisions and the benefit plan charter. The amount of the asset linked to the TCSPREV plan recognized in the Company’s financial statements, totaling R$110,425 (R$112,525 in 2011), does not exceed the present value of future contributions.

	2012
	BrTPREV	TCSPREV	PBS-Telemar	TelemarPrev
CHANGES IN NET ACTUARIAL LIABILITIES/(ASSETS)
Present value of actuarial obligation at beginning of year	1,905,007	471,813	230,190	2,621,700
Interest on actuarial obligations	189,272	47,390	22,951	262,941
Cost of current service	2,422	1,751	182	11,060
Participant contributions made in the year			50
Benefits paid, net	(153,389)	(31,767)	(16,225)	(234,503)
Actuarial (gain) or loss on actuarial obligation	319,212	82,598	40,249	605,658
Present value of actuarial obligation at yearend	2,262,524	571,785	277,397	3,266,856
Fair value of assets at beginning of year	1,213,900	1,376,344	296,076	3,205,748
Return of plan assets	136,664	156,476	33,085	359,265
Actuarial gain/(loss) on plan assets	104,604	42,051	10,401	196,389
Regular contributions received by plan			143
Sponsor			93
Participants			50
Amortizing contributions received from sponsor	94,835
Payment of benefits	(153,389)	(31,767)	(16,225)	(234,503)
Fair value of plan assets at yearend	1,396,614	1,543,104	323,480	3,526,899
(=) Net actuarial liability/(asset)	865,910	(971,319)	(46,083)	(260,043)
Unrecognized actuarial gains (losses)	(285,570)	(27,406)
Effect of paragraph 58(b), IAS 19 ceiling		888,300	46,083	260,043
(=) Net actuarial liability/(asset) recognized	580,340	(110,425)

	2011
	BrTPREV	TCSPREV
CHANGES IN NET ACTUARIAL LIABILITIES/(ASSETS)
Present value of actuarial obligation at beginning of year	1,744,324	420,683
Interest on actuarial obligations	180,365	43,844
Cost of current service	1,807	1,161
Benefits paid, net	(155,039)	(29,035)
Actuarial (gain) or loss on actuarial obligation	133,550	35,160
Present value of actuarial obligation at yearend	1,905,007	471,813
Fair value of assets at beginning of year	1,104,844	1,242,078
Return of plan assets	119,414	134,393
Actuarial gain/(loss) on plan assets	53,989	28,908
Regular contributions received by plan	53

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Sponsor
Participants	53
Amortizing contributions received from sponsor	90,692
Payment of benefits	(155,092)	(29,035)
Fair value of plan assets at yearend	1,213,900	1,376,344
(=) Net actuarial liability/(asset)	691,107	(904,531)
Unrecognized actuarial gains (losses)	(70,958)	12,057
Effect of paragraph 58(b), IAS 19 ceiling		779,949
(=) Net actuarial liability/(asset) recognized	620,149	(112,525)

	2012
	BrTPREV	TCSPREV	PBS-Telemar	TelemarPrev
EXPENSE RECOGNIZED IN INCOME STATEMENT
Cost of current service	2,422	1,751	182	11,060
Interest on actuarial obligations	189,272	47,390	22,951	262,941
Return of plan assets	(136,664)	(156,476)	(33,085)	(359,265)
Amortization of actuarial (gains) losses, net	(3)	1,084	29,848	409,268
Effect of paragraph 58(b), IAS 19 ceiling		117,686	(19,802)	(324,004)
Total expense (income) recognized before the adjustment	55,027	11,435	94
Adjustments to reconcile with local accounting entries		(9,335)
Total expense (income) recognized after the adjustment		2,100

	2011
	BrTPREV	TCSPREV
EXPENSE RECOGNIZED IN INCOME STATEMENT
Cost of current service	1,807	1,161
Interest on actuarial obligations	180,365	43,844
Return of plan assets	(119,414)	(134,393)
Amortization of actuarial (gains) losses, net	(2,222)	6,947
Effect of paragraph 58(b), IAS 19 ceiling		62,535
Total recognized expense (income)	60,536	(19,906)

The sponsor’s contributions to the pension plans estimated for 2013 amount R$103,625.

The main actuarial assumptions used in the calculations of the TelemarPREV, PBS-Telemar, BrTPREV, and TCSPREV plans were as follows:

	2012
	BrTPREV	TCSPREV	PBS-Telemar	TelemarPrev
MAIN ACTUARIAL ASSUMPTIONS USED
Nominal discount rate of actuarial obligation	8.89%	8.89%	8.89%	8.89%
Estimated inflation rate	4.50%	4.50%	4.50%	4.50%
Estimated nominal salary increase index	8.68%	8.68%	8.68%	4.5% to 14.95%
Estimated nominal benefit increase index	4.50%	4.50%	4.50%	4.50%
Total expected rate of return on plan assets	9.52%	9.52%	9.52%	9.52%
General mortality biometric table	AT2000	AT2000	AT2000	AT2000
Biometric disability table	Zimmermann Nichzugs	Zimmermann Nichzugs	Zimmermann Nichzugs	Zimmermann Nichzugs
Biometric disabled mortality table	Winklevoss	Winklevoss	Winklevoss	Winklevoss
Turnover rate	6%	6%	Nil	1.21% to 11.69%

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

	2011
	BrTPREV, Alternativo and Fundador		TCSPREV
MAIN ACTUARIAL ASSUMPTIONS USED
Nominal discount rate of actuarial obligation	10.35%		10.35%
Estimated inflation rate	4.50%		4.50%
Estimated nominal salary increase index	9.31%		9.31%
Estimated nominal benefit increase index	4.50%		4.50%
Total expected rate of return on plan assets	11.50%		11.50%
General mortality biometric table	AT2000		AT2000
Biometric disability table	Zimmermann Nichzugs		Zimmermann Nichzugs
Biometric disabled mortality table	Winklevoss		Winklevoss
Turnover rate	5.5	% p.a.	5.5	% p.a.

ADDITIONALDISCLOSURES – 2012
a) Plans’ assets and liabilities correspond to amounts as at December 31, 2012.b) Master file data used for the plans managed by FATL are as at August 31, 2012, projected for December 31, 2012.

Status of the sponsored plans, revalued at the end of the annual reporting period (SISTEL and PAMEC)

	2012
	PBS-A	PAMEC	PBS-TNCP	CELPREV
RECONCILIATION OF ASSETS AND LIABILITIES
Actuarial obligations on vested benefits	4,269,767	4,877	26,158
Actuarial obligations on unvested benefits			2,412	128
(=) Total present value of actuarial	4,269,767		28,570	128
Fair value of plan assets	6,717,801		(53,299)	(1,933)
(=) Net actuarial liability/(asset)	(2,448,033)	4,877	(24,729)	(1,805)
Unrecognized actuarial gains/losses	2,123	(1,080)
Effect of paragraph 58(b), IAS 19 ceiling	2,064,029		24,729	1,805
(=) Net actuarial liability/(asset)	(381,881)	3,797
Allowance for impaired assets	381,881
(=) Net actuarial liability/(asset) recognized		3,797

	2011
	PBS-A	PAMEC
RECONCILIATION OF ASSETS AND LIABILITIES
Actuarial obligations on vested benefits	767,124	3,720
(=) Total present value of actuarial	767,124	3,720
Fair value of plan assets	(1,198,834)
(=) Net actuarial liability/(asset)	(431,710)	3,720
Unrecognized actuarial gains/losses		(166)
Effect of paragraph 58(b), IAS 19 ceiling	351,472
(=) Net actuarial liability/(asset) recognized	(80,238)	3,554

	2012
	PBS-A	PAMEC	PBS-TNCP	CELPREV
CHANGES IN NET ACTUARIAL LIABILITIES/(ASSETS)
Present value of actuarial obligation at beginning of year	3,650,439	3,720	23,020	157
Interest on actuarial obligations	363,013	378	2,301	16
Cost of current service			44	7
Benefits paid, net	(321,254)	(135)	(1,610)

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Participant contributions made in the year			37	4
Actuarial (gain) or loss on actuarial obligation	567,834	914	4,778	(56)
Transfer inflow/(outflow), net	9,735
Present value of actuarial obligation at end of year	4,269,767	4,877	28,570	128
Fair value of assets at beginning of year	5,694,180		40,069	1,657
Expected return for the year	718,490		4,955	213
Actuarial gain/(loss) on plan assets	611,294		9,826	54
Regular contributions received by plan		135	59	9
Sponsor		135	22	5
Participants			37	4
Payment of benefits	(321,254)	(135)	(1,610)
Impact of acquisitions/disposals	15,091
Fair value of plan assets at yearend	6,717,801		53,299	1,933
(=) Net actuarial liability/(asset)	(2,448,032)	4,877	(24,729)	(1,805)
Unrecognized actuarial gains/losses	2,123	(1,080)
Effect of paragraph 58(b), IAS 19 ceiling	2,064,029		24,729	1,805
(=) Net actuarial liability/(asset)	(381,881)	3,797
Allowance for impaired assets	381,881
(=) Net actuarial liability/(asset) recognized		3,797

	2011
	PBS-A	PAMEC
CHANGES IN NET ACTUARIAL LIABILITIES/(ASSETS)
Present value of actuarial obligation at beginning of year	714,094	3,569
Interest on actuarial obligations	73,681	382
Benefits paid, net	(65,757)	(40)
Actuarial (gain) or loss on actuarial obligation	45,106	(191)
Present value of actuarial obligation at end of year	767,124	3,720
Fair value of assets at beginning of year	1,192,596
Expected return for the year	134,982
Actuarial gain/(loss) on plan assets	(62,987)
Regular contributions received by plan		40
Sponsor		40
Payment of benefits	(65,757)	(40)
Fair value of plan assets at yearend	1,198,834
(=) Net actuarial liability/(asset)	(431,710)	3,720
Unrecognized actuarial gains/losses		(166)
Effect of paragraph 58(b), IAS 19 ceiling	351,472
(=) Net actuarial liability/(asset) recognized	(80,238)	3,554

	2012
	PBS-A	PAMEC	PBS-TNCP	CELPREV
EXPENSE RECOGNIZED IN INCOME STATEMENT
Cost of current service			44	7
Interest on actuarial obligations	363,013	378	2,301	16
Return (loss) on plan assets	(718,490)		(4,955)	(213)
Amortization of actuarial (gains) losses, net	(41,335)		(5,048)	(110)
Effect of paragraph 58(b), IAS 19 ceiling	400,045		7,680	305
Total recognized expense (income)	3,233	378	22	5

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

	2011
	PBS-A	PAMEC
EXPENSE (INCOME) RECOGNIZED IN INCOME STATEMENT
Interest on actuarial obligations	73,681	382
Return (loss) on plan assets	(134,982)
Amortization of actuarial (gains) losses, net	108,092	211
Effect of paragraph 58(b), IAS 19 ceiling	(127,029)

Total recognized expense (income)	(80,238)	593

The sponsor’s contributions to the pension plans estimated managed by Sistel for 2013 amount R$3.

The main actuarial assumptions used in the calculations of the PBS-A, PAMEC, PBS-TNCP and CELPREV plans were as follows:

	2012
	PBS-A	PAMEC	PBS-TNCP	CELPREV
MAIN ACTUARIAL ASSUMPTIONS USED
Nominal discount rate of actuarial obligation	8.89%	8.89%	8.89%	8.89%
Estimated inflation rate	4.50%	4.50%	4.50%	4.50%
Estimated nominal salary increase index	N.A.	N.A.	8.64%	6.59%
Estimated nominal benefit increase index	4.50%	N.A.	4.50%	4.50%
Nominal medical costs growth rate	N.A.	7.64%	N.A.	N.A.
Total expected rate of return on plan assets	11.00%	N.A.	10.87%	11.00%
General mortality biometric table	AT2000	AT2000	AT2000	AT2000
Biometric disability table	Zimmermann Nichzugs	Zimmermann Nichzugs	Zimmermann Nichzugs	Zimmermann Nichzugs
Biometric disabled mortality table	Winklevoss	Winklevoss	Winklevoss	Winklevoss
Starting age of benefit	N.A.	N.A.	N.A.	55 years
Turnover rate	N.A.	Nil	Nil	Nil

	2011
	PBS-A	PAMEC
MAIN ACTUARIAL ASSUMPTIONS USED
Nominal discount rate of actuarial obligation (6% + inflation)	10.35%	10.35%
Estimated inflation rate	4.50%	4.50%
Estimated nominal salary increase index	N.A.	N.A.
Estimated nominal benefit increase index	4.50%	N.A.
Nominal medical costs growth rate	N.A.	7.64%
Total expected rate of return on plan assets	11.61%	N.A.
General mortality biometric table	AT2000	AT2000
Biometric disability table	Zimmermann Nichzugs	N.A.
Biometric disabled mortality table	Winklevoss	Winklevoss
Turnover rate	Nil	Nil

N.A. = Not applicable.

ADDITIONALDISCLOSURES – 2012
a) Plans’ assets and liabilities correspond to amounts as at December 31, 2010.
b) Master file data used for the SISTEL plans are as at July 31, 2012 and for PAMEC are as at October 31, 2011, projected for December 31, 2012.

The amounts above do not consider the assets and liabilities of the PAMA plan because it is multi-sponsored and similar to defined contribution plans (benefits paid are limited to the amount of the contributions received by the plan), and there are no other obligations in addition to the existing balances.

F-98

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Investment policy of the plans

The investment strategy of the benefit plans is described in their investment policy, which is annually approved by the governing board of the sponsored funds. This policy establishes that investment decision-making must take into consideration: (i) the preservation of capital; (ii) the diversification of investments; (iii) the risk appetite according to conservative assumptions; (iv) the expected return rate based on actuarial requirements; (v) the compatibility of investment liquidity with the plans’ cash flows, and (vi) reasonable management costs. The policy also defines the volume interval for different types of investment allowed for the pension funds, as follows: local fixed income, local variable income, loans to participants, and real estate investments. The fixed income portfolio can only include low credit risk securities. Derivatives are only allowed for hedging purposes. Loans are restricted to certain credit limits. Tactical allocation is decided by the investment committee consisting of the benefit plans’ executives. Execution is undertaken by the finance department.

The average ceilings set for the different types of investment permitted for pension funds are as follows:

ASSET SEGMENT	PBS- Telemar	Telemar Prev	CEL PREV	PBS- TNCP	BrTPREV	TCS PREV	PBS-A
Fixed income	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Variable income	70.00%	70.00%	70.00%	70.00%	70.00%	70.00%	70.00%
Structured investments	20.00%	20.00%	20.00%	20.00%	20.00%	20.00%	20.00%
Investments abroad	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%
Real estate	8.00%	8.00%	8.00%	8.00%	8.00%	8.00%	8.00%
Loans to participants	15.00%	15.00%	15.00%	15.00%	15.00%	15.00%	15.00%

The allocation of plan assets as at December 31, 2012 is as follows:

ASSET SEGMENT	PBS- Telemar	Telemar Prev	CEL PREV	PBS- TNCP	BrTPREV	TCS PREV	PBS-A
Fixed income	81.00%	81.00%	81.79%	87.72%	81.00%	81.00%	73.83%
Variable income	11.00%	11.00%	14.98%	11.17%	11.00%	11.00%	17.80%
Structured investments	6.00%	6.00%			6.00%	6.00%	0.05%
Investments abroad
Real estate	1.00%	1.00%			1.00%	1.00%	7.34%
Loans to participants	1.00%	1.00%	3.23%	1.11%	1.00%	1.00%	0.98%

Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

(b)	Employee profit sharing

In the period ended December 31, 2012, the Company and its subsidiaries recognized provisions based on individual and corporate goal attainment estimates totaling R$423,055 (R$20,734 in 2011).

The differences between the accrued amounts and the amounts stated in the income statements refer to increases in prior years’ estimates, when the benefit is effectively paid.

(c)	Share-based payment plans

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

We had a share-based payment plan with a vesting period ending on December 31, 2011 and the related stock options were fully vested on this date.

TNL, merged by us as a result of the corporate reorganization approved on February 27, 2012, and subsidiaries TMAR and TNL PCS had a stock option program, effective in the last fiscal year, which involved TNL stock and that was terminated as prescribed by Paragraph 11.2 of the Stock Option Program Charter. Accordingly, all the stock options granted that remained unvested were canceled.

27. SEGMENT INFORMATION

The Company’s management uses operating segment information for decision-making. The operating segments are identified according to the nature of the services and the technology used to provide the telecommunications services.

•	Fixed-line telephony/data: basically offers local and long distance voice transmission and data communication services;

•	Mobile telephony: offers primarily mobile voice, 3G data communication, and additional services, which include messaging services and interactivity; and

•	Other: includes the segment (i) internet service provider, whose revenue is mainly derived from Internet access services and on-line advertising, (ii) call center, whose revenue is mainly derived from third-party telemarketing services and customer service, (iii) TV, whose revenue is derived from pay TV services using both cable and DTH (Direct to home) technology, and (iv) means of payment, whose revenue is derived from accreditation and payment administration services using credit systems.

The performance of each segment is obtained in the Company’s accounting records and is segregated as follows:

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

	Fixed telephony/data			Mobile telephony			All other segments (i)			Eliminations			Total
	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
Net operating revenue	18,117,484	8,047,558	8,892,546	10,983,334	2,006,083	1,937,384	1,066,416	606,955	629,096	(4,998,004)	(1,415,341)	(1,195,734)	25,169,230	9,245,255	10,263,292

Cost of services	(11,294,488)	(4,087,477)	(4,014,929)	(5,628,479)	(1,309,000)	(1,379,072)	(469,312)	(351,188)	(323,272)	4,719,026	1,161,100	985,192	(12,673,253)	(4,586,565)	(4,732,081)
Interconnection	(5,574,892)	(1,833,752)	(1,993,150)	(2,243,941)	(525,698)	(575,441)	(7,133)			3,911,423	648,231	586,663	(3,914,543)	(1,711,219)	(1,981,928)
Depreciation and amortization	(1,447,700)	(608,043)	(582,962)	(1,178,788)	(232,004)	(222,654)	(13,582)	(2,052)	(1,334)				(2,640,070)	(842,099)	(806,950)
Grid maintenance service	(1,829,284)	(627,366)	(561,727)	(325,580)	(59,114)	(54,514)	(3,321)	(277)	(170)	126,984			(2,031,201)	(686,757)	(616,411)
Rents and insurance	(1,314,227)	(653,896)	(514,208)	(617,804)	(334,300)	(327,395)	(38,955)	(21,968)	(28,349)	678,046	505,803	398,511	(1,292,940)	(504,361)	(471,441)
Cost of handsets and accessories				(507,465)	(23,850)	(47,778)					19	18	(507,465)	(23,831)	(47,760)
Other costs and expenses	(1,128,385)	(364,420)	(362,882)	(754,901)	(134,034)	(151,290)	(406,321)	(326,891)	(293,419)	2,573	7,047		(2,287,034)	(818,298)	(807,591)

Gross profit	6,822,996	3,960,081	4,877,617	5,354,855	697,083	558,312	597,104	255,767	305,824	(278,978)	(254,241)	(210,542)	12,495,977	4,658,690	5,531,211

Operating income (expenses)	(4,952,668)	(2,441,345)	(2,396,928)	(2,851,826)	(648,714)	(591,899)	(480,719)	(255,689)	(297,484)	549,375	254,345	214,630	(7,735,838)	(3,091,403)	(3,071,681)

Selling expenses	(2,948,143)	(992,231)	(858,912)	(2,077,912)	(435,669)	(402,523)	(449,751)	(134,719)	(124,787)	628,509	401,826	361,212	(4,847,297)	(1,160,793)	(1,025,010)
Provision for doubtful accounts	(221,538)	(259,719)	(271,062)	(265,562)	(64,653)	(62,783)	(15,520)	(8,430)	(17,456)	111	(6)	(234)	(502,509)	(332,808)	(351,535)
Sales commissions	(643,913)	(637)	(716)	(918,165)	(11,415)	(12,149)	(83,741)			122,041			(1,523,778)	(12,052)	(12,865)
Call center	(819,869)	(339,820)	(290,045)	(259,864)	(26,506)	(61,349)	(58,458)	(17,626)	(17,112)	401,435	358,875	323,411	(736,756)	(25,077)	(45,095)
Advertising and publicity	(149,692)	(77,386)	(82,344)	(328,271)	(59,716)	(43,649)	(24,401)	(12,359)	(25,208)	59,371	1,304		(442,993)	(148,157)	(151,201)
Other third-part services	(608,953)	(155,550)	(124,562)	(155,390)	(234,901)	(146,645)	(22,126)	(15,382)	(13,372)	19,480	21,215	16,913	(766,989)	(384,618)	(267,666)
Other costs and expenses	(504,178)	(159,119)	(90,183)	(150,660)	(38,478)	(75,948)	(245,505)	(80,922)	(51,639)	26,071	20,438	21,122	(874,272)	(258,081)	(196,648)

General and administrative expenses	(2,175,934)	(1,193,147)	(1,269,931)	(665,760)	(168,645)	(172,633)	(165,557)	(101,352)	(162,623)	8,814	18,517	66,246	(2,998,437)	(1,444,627)	(1,538,941)

Other operating income (expenses), net	171,409	(255,967)	(268,085)	(108,154)	(44,400)	(16,743)	134,589	(19,618)	(10,074)	(87,948)	(165,998)	(212,828)	109,896	(485,983)	(507,730)

Other operating income	1,604,404	600,387	515,878	316,848	45,915	89,402	215,401	13,149	43,631	(140,531)	(99,091)	(124,949)	1,996,122	560,360	523,962
Other operating expenses	(1,432,995)	(856,354)	(783,963)	(425,002)	(90,315)	(106,145)	(80,812)	(32,767)	(53,705)	52,583	(66,907)	(87,879)	(1,886,226)	(1,046,343)	(1,031,692)

Operation income before financial income (expenses) and taxes	1,870,328	1,518,736	2,480,689	2,503,029	48,369	(33,587)	116,385	78	8,340	270,397	104	4,088	4,760,139	1,567,287	2,459,530

Financial income (expenses)	(2,631,455)	(554,516)	(108,946)	686,718	466,594	17,360	(393)	16,114	15,419	(270,397)	(104)	(4,088)	(2,215,527)	(71,912)	(80,255)
Financial income	2,128,245	927,977	843,669	841,838	665,847	180,495	55,651	20,559	20,055	(750,362)	(208,513)	(64,764)	2,275,372	1,405,870	979,455
Financial expenses	(4,759,700)	(1,482,493)	(952,615)	(155,120)	(199,253)	(163,135)	(56,044)	(4,445)	(4,636)	479,965	208,409	60,676	(4,490,899)	(1,477,782)	(1,059,710)

Income (loss) before taxes	(761,127)	964,220	2,371,743	3,189,747	514,963	(16,227)	115,992	16,192	23,759				2,544,612	1,495,375	2,379,275
Income tax and social contribution	249,784	(365,143)	(418,691)	(942,457)	(108,097)	18,637	(67,012)	(16,385)	(8,361)				(759,685)	(489,625)	(408,415)

Net income (loss) for the year	(511,343)	599,077	1,953,052	2,247,290	406,866	2,410	48,980	(193)	15398				1,784,927	1,005,750	1,970,860
Net income (loss) attributed to controlling shareholders													1,784,890	1,005,731	1,971,023
Net income (loss) attributed to noncontrolling shareholders													37	19	(163)

Additional disclosures

Services provided	16,783,677	7,502,208	8,469,721	7,126,238	1,469,069	1,437,478	679,894	263,259	310,238				24,589,809	9,234,536	10,217,437
Sales				579,421	10,719	45,855							579,421	10,719	45,855

Revenue from external customers	16,783,677	7,502,208	8,469,721	7,705,659	1,479,788	1,483,333	679,894	263,259	310,238				25,169,230	9,245,255	10,263,292

Intersegment revenue	1,333,807	545,350	422,825	3,277,675	526,295	454,051	386,522	343,696	318,858
Total revenue	18,117,484	8,047,558	8,892,546	10,983,334	2,006,083	1,937,384	1,066,416	606,955	629,096

Depreciation and amortization	1,899,360	768,016	775,545	1,271,530	257,697	264,219	57,210	18,513	16,976				3,228,100	1,044,226	1,056,740
Increase of tangibles and intangibles	3,769,102	1,118,006	751,566	2,593,483	166,678	150,607	113,807	12,371	85,486				6,476,392	1,297,055	987,659

Balance sheet information	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010	2012	2011	2010
Assets	93,653,830	24,751,717	22,329,731	23,571,370	8,925,657	4,988,303	2,765,578	637,754	633,486	(50,913,884)	(2,651,097)	(1,065,406)	69,076,894	31,664,031	26,886,114

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(i)	Even though the Company’s executive committee does not assess the internet, TV, and means of payment segments separately, the table below shows , the main data on these segments:

	Internet		Pay TV		Means of payment
	2012	2011	2012	2011	2012	2011
Revenue from external customers	359,628	252,250	323,074		3,552
Interest income	25,514	13,153	1,120		17,059
Interest expenses	(7,374)	(4,165)	(990)		(10,801)
Depreciation and amortization	(21,100)	(18,513)	(20,054)		(16,055)
Net income (loss) for the year	80,597	1,887	(111,327)		(83,061)
	2012	2011	2012	2011	2012	2011
Assets	965,070	487,329	853,202		77,820

The table below shows the revenue components by product line.

	2012	2011
Residential	8,940,830	3,763,824
Personal mobility	8,016,200	1,615,418
Business/Corporate	7,695,184	3,369,954
Other services	517,016	496,059

Total	25,169,230	9,245,255

In reporting based on geographic segments, the segment’s revenue is based on the locations of the country where the services are provided. The segment’s non-current assets are based on the location of the assets.

In view of their immateriality, revenue and non-current assets of operations in foreign countries are being jointly disclosed.

	Revenue from external customers		Non-current assets (*)
Geographical information	2012	2011	2012	2011
In the host country	25,090,945	9,181,673	34,850,577	11,914,048
In foreign countries	78,285	63,582	3,451,120	148,465

Total	25,169,230	9,245,255	38,301,697	12,062,513

(*)	Except for financial instruments, assets related to pension funds and deferred taxes, as required by Operating Segments.

28.	RELATED-PARTY TRANSACTIONS

Consolidated related-party transactions

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

	2012	2011
Assets
Trade receivables		51,617
TMAR		25,722
Oi Internet		17,207
TNL PCS		8,688
Debentures		2,217,682
TMAR		2,217,682

	2012	2011
Liabilities
Trade payables		51,785
TMAR		24,123
TNL PCS		14,919
Oi Internet		7,383
Pointer Networks		5,360
Dividends payable		123,913
Coari		123,913
Other payables		747,171
Coari		740,221
TMAR		1,010
TNL		5,940

	2012	2011	2010
Revenue
Revenue from services provided	52,671	335,933	449,069
TMAR	47,333	273,858	350,376
Oi Internet	1,620	21,437
TNL PCS	3,718	40,638	98,693
Financial income	48,233	306,548	236,385
TMAR	48,233	306,548	236,385

	2012	2011	2010
Operating costs and expenses	(58,163)	(301,903)	(164,041)
TMAR	(15,018)	(92,773)	(31,384)
TNL PCS	(37,090)	(201,101)	(132,857)
Pointer Networks	(808)	(251)
Paggo Administradora	(623)
Oi Internet	(4,624)	(7,778)
Financial expenses		(43,819)	(3)
TNL		(40,930)
TMAR		(2,889)	(3)

Private debentures payable

Due to the corporate reorganization approved at the Extraordinary Shareholders’ Meeting held on February 27, 2012, the debentures issued by TMAR on December 9, 2008 and March 15, 2011, in the amounts of R$1,500,000 and R$2,500,000, respectively, subscribed by TNL PCS, were merged by the Company. The final maturities of the debentures were December 11, 2013 and March 15, 2016, without interim amortizations, and pay interest equivalent to the CDI + 4.0% per year and 115% of CDI, respectively.

The Company also merged the debenture issued by TMAR, on November 10, 2010, subscribed by Copart 4, amounting to R$999,295, with final maturity on June 10, 2022. Interest will be paid payable semiannually on May 10 and November 10 of each year, starting May 10, 2011 until May 10, 2022, with final payment on this issuance’s maturity date, June 10, 2022. In June 2012 the Company amortized in advance R$128,386.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Lease of transmission infrastructure

The transactions conducted with TMAR, TNL PCS and BrT Celular refer to the provision of services and the assignment of means involving mainly interconnection and Industrial Exploration of Dedicated Line (EILD).

The transactions conducted with Oi Internet, subsidiary of TMAR, refer to the provision of dial port rental services.

Guarantees

As a result of the corporate reorganization, the financing facilities extended by BNDES, the public debentures and the other loans started to be guaranteed by Oi. The Company recorded for the year ended December 31, 2012, as commission on TNL’s guarantees, expenses amounting to R$43,172 (R$37,744 in 2011). Additionally, TMAR provided guarantees on the CRI transaction at the cost of 0.5% of the outstanding balance per year. Related expenses for the year ended December 31, 2012 totaled R$492 (R$550 in 2011).

Unconsolidated related-party transactions

	2012	2011
Assets
Trade receivables	11,526	2,126
Portugal Telecom	4,248	2,126
Unitel	2,278
Contax	4,930
PT Inovação	70

	2012	2011
Liabilities
Trade payables	48,214	5,867
Portugal Telecom	1,084	126
Contax	25,179	5,741
TODO	16,957
Ability	400
PT Inovação	4,523
Veotex	71
Dividends payable	203,298
Telemar Participações S.A.	67,948
Bratel Brasil S.A.	69,391
AG Telecom Participações S.A.	20,274
LF Tel. S.A.	20,276
Caixa de Previdência dos Funcionários do Banco do Brasil	16,038
BNDES Participações S.A. BNDESPAR	7,120
Fundação dos Economiários Federais – FUNCEF	1,870
Fundação Petrobras de Seguridade Social – PETROS	381

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

	2012	2011	2010
Revenue
Revenue from services provided	48,475	1,400
Portugal Telecom	9,705	1,400
Unitel	1,085
Contax	34,296
TODO	1,319
Ability	2,070

	2012	2011	2010
Costs/expenses
Operating costs and expenses	(119,960)	(140)
Portugal Telecom	(2,949)	(140)
PT Inovação	(4,758)
PT Sistemas de Informação	(513)
Veotex	(7,110)
TODO	(59,140)
Ability	(45,490)

Services provided by Contax

The Company and subsidiaries TMAR, BrT Celular and TNL PCS engaged call center and collection services from Contax, which is controlled by the controlling shareholders of TmarPart. Contax provides customer services to fixed-line telephony customers, outbound telemarketing services to capture new mobile telephony customers, support to prepaid and subscription mobile telephony customers, technical support to Velox subscribers (ADSL), and collection services. Total costs of services provided by Contax for the year ended December 31, 2012 were R$1,279,551 (R$103,095 in 2011).

Financing agreements with the BNDES

The Company entered into financing agreements with BNDES, controlling shareholder of BNDESPAR, which holds 13.05% (13.05% in 2011) of the voting capital of TmarPart, holding company of the Group and, therefore, a Company related party.

The balance due related to BNDES financing, at December 31, 2012, was R$6,367 million (R$2,229 million in 2011) and related financial expenses totaling R$451 million (R$154 million in 2011), were recognized.

Compensation of key management personnel

The compensation of the officers responsible for planning, managing and controlling the Company’s activities, including the compensation of the directors and executive officers, is as follows:

	2012	2011	2010
Salaries and other short-term benefits	17,205	3,510	2,589
Share-based compensation		1,411	1,978

Total	17,205	4,921	4,567

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

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

The insurance policies provide the following coverage, per risk and type of asset:

	2012	2011
Insurance line
Operational risks and loss of profits	500,000	800,000
Civil liability - third parties (*)	163,480	150,064
Fire – inventories	100,000	100,000
Concession warranty - TMAR	75,227
Concession warranty - Oi	28,616	40,443
Theft - inventories	20,000	20,000
Civil liability - general	20,000	15,000
Civil liability - vehicles	3,000	3,000

(*)	Based on the foreign exchange rate prevailing at December 31, 2012 (ptax): US$1.00=R$2.0435

30.	OTHER INFORMATION

(a)	Shareholder compensation policy

On April 16, 2012, the Company’s Board of Directors approved a Shareholder Compensation Policy for the period 2012-2015 (concerning fiscal years 2011-2014).

The approved Compensation Policy consists of the payment of a total of R$8,000,000,000.00, according to the following calendar: (i) R$2,000,000,000.00 to be declared at the Annual Shareholders’ Meeting that reviews the financial statements for the year ended December 31, 2011, (ii) R$1,000,000,000.00 in August 2012, R$1,000,000,000.00 in August 2013 and R$1,000,000,000.00 in August 2014; and (iii) R$1,000,000,000.00 at the Annual Shareholders’ Meeting that reviews the financial statements for the years ended December 31, 2012, 2013 and 2014, in addition to the dividends paid in August of each year as described in topic (ii).

The Compensation Policy will be subject to the market conditions, the financial stability of the Company and the relevant legal/regulatory environment. The Policy can be implemented through the distribution of dividends, the payment of interest on capital, capital bonuses, redemptions, reduction or any other forms that permit the distribution of funds to shareholders, within, in each year, a maximum leverage corresponding to 3.0 x ratio net debt (including dividends payable in the year)-to-EBITDA (for the year prior to the payment of compensation).

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(b)	Revision of the STFC Concession Agreements

On June 30, 2011, the Company with ANATEL and the Ministry of Communications entered into revisions of the STFC concession agreements and the Commitment Term Sheet to ensure the attainment of the objectives set out in Decree 7175/2010 (National Broadband Plan (PNBL).

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

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

31.	SUBSEQUENT EVENTS

Change of CEO

On January 22, 2013, the Company’s Board of Directors approved the appointment of Mr. José Mauro Mettrau Carneiro da Cunha as CEO of the Company and its subsidiaries, replacing Mr. Francisco Tosta Valim Filho. Mr. José Mauro Mettrau Carneiro da Cunha resigned as Chairman of the Company’s Board and his alternate, Mr. José Augusto da Gama Figueira, was appointed as Chairman.

Corporate Reorganization

On January 31, 2013, as a sequence to the Corporate Reorganization, the Board of Directors authorized the Company to increase the capital of its wholly-owned subsidiary TMAR by R$30,324, through the transfer of investments, other assets, intercompany debentures.

The purposes of this reorganization are to streamline the corporate structure, reduce intragroup debt, and obtain operating synergy gains.

Increase of Switched Fixed-line Telephone Services Tariff

The STFC tariff adjustment authorized by the ANATEL for Company and its subsidiary TMAR is effective beginning February 8, 2013. A 0.55% adjustment to the local and domestic long-distance service tariffs was authorized and the local interconnection (TU-RL) tariffs will be adjusted by 10.4% beginning February 7, 2013.

Non-convertible debentures

In March 2013, the Company issued non-convertible debentures in the aggregate principal amount of R$1,500 million. These debentures bear interest at the CDI rate plus 0.75% per annum, which will be payable annually through maturity in March 2019. The principal amount of these debentures will be payable at maturity.

Credit facilities

In February 2013, Export Development Canada disbursed US$90 million under an export credit facility entered into with Telemar under which Export Development Canada agreed to disburse loans in the aggregate principal amount of up to US$200 million. Loans under this facility will bear interest at the rate of 2.25%, payable semi-annually in arrears through maturity. The principal amount of these loans will be payable in semi-annual installments commencing in May 2014.

In March 2013, the Company entered into an export credit facility agreement with the Office National Du Ducroire/Nationale Delcrederedienst, or ONDD, the Belgium national export credit agency, under which ONDD agreed to disburse loans in two tranches in the aggregate principal amount of US$257 million. Loans under this export credit facility will bear interest at a rate of six-month LIBOR plus 1.50% per annum. As of the date of this annual report, no disbursements have been made under this export credit facility.

Assigning of the right of commercial operation of towers

On April 11 and 19, 2013, the company and its subsidiary TMAR entered into agreements to assign the right to use some towers of our infrastructure for commercial operations by companies whose core operations consist of providing transmission tower and radiofrequency management and maintenance services, for the aggregate amount of approximately R$1.09 billion. The completion of this transaction is subject to fulfillment of certain conditions precedent.

Dividends receivable

On April 19, 2013, the Portugal Telecom’s Annual Shareholders’ Meeting approved the distribution of profits for the year equivalent to €0.325 per share, o be paid to shareholders on May 17, 2013. TMAR, as holder of PT shares, will receive dividends amounting to €29,137, which on the date of the disclosure made by PT, correspond to R$76,478.