Form 20-F/A
period 2012-12-31
OI S.A.
filed 2013-11-29
CIK 1160846

As filed with the Securities and Exchange Commission on November 29, 2013

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

Bayard De Paoli Gontijo

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

This Amendment No. 1 to our annual report on Form 20-F for the fiscal year ended December 31, 2012, which was originally filed with the U.S. Securities and Exchange Commission on April 30, 2013 (our “Original 2012 20-F”), is being filed solely for the purpose of amending our Original 2012 20-F to reflect the re-characterization of our previously filed financial statements as having been prepared in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, and to include as additional note disclosure in these financial statements a reconciliation of these financial statements to U.S. GAAP in compliance with Item 18 of Form 20-F.

This Amendment No. 1 has not been updated except as required to reflect the revisions stated above. This Amendment No. 1 only amends and restates the Items described below as required to reflect the revisions described above and does not reflect events that have occurred after the April 30, 2013 filing date of our Original Form 20-F (other than the inclusion of subsequent events in note 31 to the financial statements included in Part III), or modify or update other disclosures presented therein.

This Amendment No. 1 amends and restates the following Items:

•	Presentation of Financial and Other Information – Financial Statements

•	Presentation of Financial and Other Information – Corporate Reorganization

•	Part I – Item 3. Key Information – Selected Financial Information

•	Part I – Item 4. Information on the Company – Our History and Development – Corporate Reorganization of TNL, Telemar and Our Company

•	Part I – Item 5. Operating and Financial Review and Prospects – Corporate Reorganization

•	Part I – Item 5. Operating and Financial Review and Prospects – Financial Presentation and Accounting Policies

•	Part I – Item 5. Operating and Financial Review and Prospects – Results of Operations (first two paragraphs)

•	Part I – Item 5. Operating and Financial Review and Prospects –U.S. GAAP Reconciliation

•	Part III – Item 19(b). List of Exhibits

•	Part III – Financial Statements and Reports thereon

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

Financial Statements

We maintain our books and records in reais. Our consolidated financial statements as of December 31, 2012 and 2011 and for the three years ended December 31, 2012 are included in this annual report.

We prepare our consolidated financial statements in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, which are based on:

•	Brazilian Law No. 6,404/76, as amended by Brazilian Law No. 9,457/97, Brazilian Law No. 10,303/01, and Brazilian Law No. 11,638/07, which we refer to collectively as the Brazilian Corporation Law;

•	the rules and regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM, and the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade); and

•	the accounting standards issued by the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis), or the CPC.

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

Share Split

On April 10, 2007, we authorized the reverse split of all of our issued common shares and preferred shares into one share for each 1,000 issued shares. This reverse share split became effective on May 14, 2007. In connection with this reverse share split, we authorized a change in the ratio of our Preferred ADS. Upon the effectiveness of our

v

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

The following selected financial data have been derived from our consolidated financial statements. The selected financial data as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 have been derived from our audited consolidated financial statements included in this annual report. The selected financial data as of December 31, 2010, 2009 and 2008 and for the years ended December 31, 2009 and 2008 have been derived from our consolidated financial statements that are not included in this annual report. We have not restated our financial statements as of and for the year ended December 31, 2008 to conform to the changes in accounting policy required by the CPC, because we cannot provide this information without unreasonable effort and expense and, therefore, we have not included the selected financial data in Brazilian GAAP as of and for the year ended December 31, 2008.

Our consolidated financial statements are prepared in accordance with Brazilian GAAP, which differs in certain important respects from U.S. GAAP. For a discussion of certain differences relating to our financial statements, see note 32 to our audited consolidated financial statements included in this annual report. Under U.S. GAAP, our financial information has been retrospectively adjusted to reflect the effect of the Corporate Reorganization for all periods during which we, TNL, Telemar and Coari were under common control, which for these purposes was January 1, 2009.

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

	At and For the Year Ended December 31,
	2012(1)		2012		2011		2010		2009
	(in millions of US$, except per share amounts)		(in millions of reais, except per share amounts and as otherwise indicated)
Brazilian GAAP:
Income Statement Data:
Net operating revenue	US$	12,317	R$	25,169	R$	9,245	R$	10,263	R$	10,919
Cost of sales and services		(6,202)		(12,673)		(4,587)		(4,732)		(5,764)

Gross profit		6,115		12,496		4,659		5,531		5,155
Operating expenses		(3,786)		(7,736)		(3,091)		(3,072)		(6,232)

Operating income (loss) before financial income (expenses) and taxes		2,329		4,760		1,567		2,459		(1,077)
Financial income		1,113		2,275		1,406		979		630
Financial expenses		(2,198)		(4,491)		(1,478)		(1,060)		(912)

Financial expenses, net		(1,085)		(2,216)		(72)		(80)		(281)

Income (loss) before taxes		1,245		2,544		1,495		2,379		(1,358)
Income tax and social contribution		(372)		(760)		(490)		(408)		339

Net income (loss)	US$	873	R$	1,785	R$	1,006	R$	1,971	R$	(1,019)

Net income (loss) attributable to controlling shareholders	US$	873	R$	1,785	R$	1,006	R$	1,971	R$	(1,021)

	At and For the Year Ended December 31,
	2012(1)	2012	2011	2010	2009
	(in millions of US$, except per share amounts)	(in millions of reais, except per share amounts and as otherwise indicated)
Net income (loss) attributable to non-controlling shareholders	—	—	—	—	2
Net income (loss) applicable to each class of shares:
Common shares	274	560	316	619	(1,021)
Preferred shares	599	1,225	690	1,352	—
Net income (loss) per share(2):
Common shares – basic	0.53	1.09	0.61	1.20	(0.62)
Common shares – diluted	0.53	1.09	0.61	1.20	(0.62)
Preferred shares and ADSs – basic	0.53	1.09	0.61	1.20	—
Preferred shares and ADSs – diluted	0.53	1.09	0.61	1.20	—
Weighted average shares outstanding (in thousands):
Common shares – basic		514,758	514,758	514,758	514,758
Common shares – diluted		514,758	514,758	514,758	514,758
Preferred shares – basic		1,125,273	1,125,273	1,125,273	1,125,273
Preferred shares – diluted		1,125,273	1,125,273	1,125,273	1,125,273

(1)	Translated for convenience only using the selling rate as reported by the Central Bank on December 31, 2012 for reais into U.S. dollars of R$2.0435=US$1.00.
(2)	As required by CPC 41, we have adjusted retrospectively the calculation of basic and diluted earnings per share taking into consideration the shareholding structure resulting from the corporate reorganization. In addition, under the Brazilian Corporation Law, preferred shareholders are not obligated to absorb losses, and such losses are exclusively attributed to common shareholders.

	At and For the Year Ended December 31,
	2012(1)		2012		2011		2010		2009(4)		2008
	(in millions of US$, except per share amounts)
			(in millions of reais, except per share amounts and as otherwise indicated)
Income Statement Data:
U.S. GAAP:
Net operating revenue	US$	13,768	R$	28,141	R$	27,907	R$	29,479	R$	29,861	R$	11,582
Cost of goods sold and services rendered		(7,742)		(15,825)		(16,180)		(16,576)		(18,371)		(6,169)

Gross profit		6,025		12,316		11,727		12,903		11,490		5,413
Operating expenses		(4,197)		8,579		9,016		8,611		3,691		(3,371)

Operating income before interest expense, net		1,828		3,737		2,712		4,292		7,799		2,042
Interest expense, net		(1,280)		(2,617)		(3,471)		(2,440)		(2,385)		(333)

Income (loss) from continuing operations before tax		548		1,120		(759)		1,852		5,414		1,709
Income tax and social contribution tax expense		(124)		(254)		202		20		(548)		(621)

Net income (loss)		424		866		(557)		1,872		4,866		1,088
Net income (loss) attributable to controlling shareholders (2)		420		859		(296)		1,492		3,933		(43)
Net income (loss) attributable to non-controlling shareholders (2)		3		7		(261)		381		933		1,132
Other comprehensive income (loss)		(156)		(319)		(133)		(62)		252		(29)

Comprehensive income (loss)		268		547		(690)		1,810		5,118		1,059

Net income (loss) applicable to each class of shares (3):
Common shares basic		142		289		(296)		613		1,617	R$	(43)
Common shares diluted		142		289		(296)		620		1,637		(43)
Preferred shares and ADSs basic		279		570		—		878		2,316		—
Preferred shares and ADSs diluted		279		570		—		872		2,296		—
Net income (loss) per share:
Common shares – basic		0.28		0.57		(0.65)		1.79		4.72		(0.21)
Common shares – diluted		0.28		0.57		(0.65)		1.76		4.63		(0.21)
Preferred shares and ADSs – basic		0.28		0.57		—		1.79		4.72		—
Preferred shares and ADSs – diluted		0.28		0.57		—		1.76		4.63		—
Weighted average shares outstanding (in thousands):
Common shares – basic		504,990		504,990		456,149		342,917		342,837		203,423
Common shares – diluted		504,990		504,990		465,598		352,283		353,341		203,423
Preferred shares and ADSs – basic		994,880		994,880		536,927		491,199		490,860		386,051
Preferred shares and ADSs – diluted		994,880		994,880		540,924		495,194		495,601		386,053

(1)	Translated for convenience only using the selling rate as reported by the Central Bank on December 31, 2012 for reais into U.S. dollars of R$2.0435=US$1.00.
(2)	We adopted the provisions of FASB ASC 810-10-65-1, related to non-controlling interest, as of January 1, 2009 and retrospectively adjusted the presentation for the year ended December 31, 2008.
(3)	In accordance with ASC 260, basic and diluted earnings per share have been calculated, for U.S. GAAP purposes, using the “two class method.” See note 32 to our audited consolidated financial statements which are included in this annual report.
(4)	As mentioned above, the financial information under U.S. GAAP for 2009 has been restated to reflect the retrospective treatment of the Corporate Reorganization, which consisted of combining our financial statements with those of TNL, TMAR, and Coari.

	At and For the Year Ended December 31,
	2012(1)		2012		2011		2010		2009
	(in millions of US$, except per share amounts)		(in millions of reais, except per share amounts and as otherwise indicated)
Balance Sheet Data:
Brazilian GAAP:
Cash and cash equivalents	US$	2,160	R$	4,413	R$	6,005	R$	3,217	R$	1,717
Cash investments		1,187		2,426		1,084		832		382
Trade accounts receivable, net		3,436		7,019		2,010		2,070		1,992
Total current assets		10,347		21,145		12,246		8,487		6,127
Property, plant and equipment, net		11,309		23,110		5,794		5,317		5,267
Intangible assets, net		2,073		4,237		1,086		1,318		1,572
Total assets		33,803		69,077		31,664		26,886		24,564
Short-term loans and financing (including current portion of long-term debt)		1,524		3,114		1,144		1,044		870
Total current liabilities		8,366		17,096		8,619		6,691		5,424
Long-term loans and financing		14,794		30,232		6,962		3,321		3,573
Share capital		3,577		7,309		3,731		3,731		3,731
Total equity		5,538		11,317		10,589		11,337		9,906
Shareholders’ equity attributable to controlling shareholders		5,538		11,317		10,589		11,337		9,905
Shareholders’ equity attributable to non-controlling shareholders		—		—		—		—		1

(1)	Translated for convenience only using the selling rate as reported by the Central Bank on December 31, 2012 for reais into U.S. dollars of R$2.0435=US$1.00.

	At and For the Year Ended December 31,
	2012(1)		2012		2011		2010		2009(3)		2008
	(in millions of US$, except per share amounts)								(Restated)
			(in millions of reais, except per share amounts and as otherwise indicated)
Balance Sheet Data:
U.S. GAAP:
Cash and cash equivalents	US$	2,160	R$	4,413	R$	11,025	R$	9,052	R$	6,206	R$	2,761
Short-term investments		1,187		2,426		2,299		2,148		1,819		776
Property, plant and equipment, net		12,055		24,640		23,165		23,257		25,282		6,026
Intangible assets		7,763		15,869		16,329		17,197		18,431		3,855
Total assets		38,477		78,647		81,382		76,365		71,270		21,860
Short-term loans, financing and debentures ( including current portion of long-term debt)		1,523		3,114		4,600		7,144		8,552		1,627
Long-term loans, financing and debentures		14,791		30,232		25,169		21,991		21,366		3,993
Total Liabilities		28,482		58,218		56,162		55,387		50,215		12,437
Shareholders’ equity		9,994		20,428		25,219		20,978		21,054		9,422
Shareholders’ equity attributable to controlling shareholders (2)		9,994		20,428		13,826		11,793		11,886		1,264
Shareholders’ equity attributable to non-controlling shareholders (2)		—		—		11,393		9,185		9,168		8,158

(1)	Translated for convenience only using the selling rate as reported by the Central Bank on December 31, 2012 for reais into U.S. dollars of R$2.0435=US$1.00.
(2)	We adopted the provisions of FASB ASC 810-10-65-1, related to non-controlling interest, as of January 1, 2009 and retrospectively adjusted the presentation for the year ended December 31, 2008.
(3)	As mentioned above, the financial information under U.S. GAAP for 2009 has been restated to reflect the retrospective treatment of the Corporate Reorganization, which consisted of combining our financial statements with those of TNL, TMAR and Coari. In addition, subsequent to the issuance of the financial statements of TNL for the year ended December 31, 2009, our management identified an error in the calculation of deferred taxes and allocation of non-controlling interests under U.S. GAAP on the purchase accounting adjustments relating to the acquisition of Brasil Telecom S.A., as described in Note 32.7 to our audited consolidated financial statements included elsewhere in this annual report. The impacts of this error are a decrease of total equity by R$913 million with a corresponding increase in deferred tax liabilities at December 31, 2009, and a decrease in shareholders’ equity attributable to non-controlling interests of R$1,149 million and an increase in shareholders’ equity attributable to controlling shareholders of R$236 million at December 31, 2009. This error had no impact on the our results of operations for the year ended December 31, 2009.

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

Financial Presentation and Accounting Policies

Presentation of Financial Statements

We have prepared our consolidated financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010 in accordance with Brazilian GAAP, which differs in certain important respects from U.S. GAAP. For a discussion of certain differences relating to these financial statements, see note 32 to our audited consolidated financial statements included elsewhere in this annual report.

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

We evaluate and manage business segment performance based on information prepared in accordance with Brazilian GAAP, and, accordingly, the segment data included in this annual report is presented under Brazilian GAAP. We have included a reconciliation of the operating results of our segments to our consolidated results under “—Results of Operations” below.

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

We recognize and settle taxes on income based on the results of operations determined in accordance with the Brazilian Corporation Law, taking into consideration the provisions of Brazilian tax law, which are materially different from the amounts calculated for Brazilian GAAP and U.S. GAAP purposes. Under Brazilian GAAP and U.S. GAAP, we recognize deferred tax assets and liabilities based on the differences between the carrying amounts and the taxable bases of the assets and liabilities.

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

The Brazilian Accounting Pronouncements Committee has adopted amendments to CPC 33, “Employee Benefits,” that were not effective as of December 31, 2012. These amendments will change the accounting for defined benefit plans and termination benefits. This amendment will eliminate the use of the corridor approach to recognizing actuarial gains and losses of defined benefit plans and require that actuarial gains and losses be recognized directly in the other comprehensive income component of shareholders’ equity. This amendment will become effective for periods ending on or after January 1, 2013. We estimate that revision to our accounting for defined benefit plans and termination benefits in compliance with this amendment will have a negative impact on our shareholders’ equity of R$314 million on December 31, 2012.

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

The following tables set forth the operating results of each of our segments and the reconciliation of these results of our segments to our consolidated income statement. This segment information was prepared on the same basis as the information that our senior management uses to allocate resources among segments and evaluate their performance. We evaluate and manage the performance of our segments based on information prepared in accordance with Brazilian GAAP and reflected in our consolidated financial statements.

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

U.S. GAAP Reconciliation

We reported net income in accordance with Brazilian GAAP in the amount of R$1,785 million in 2012, R$1,006 million in 2011 and R$1,971 million in 2010. Under U.S. GAAP, we would have reported net income of R$866 million in 2012, net loss of R$ 557 million in 2011, and net income of R$ 1,872 million in 2010.

Our total shareholders’ equity in accordance with Brazilian GAAP was R$11,317 million as of December 31, 2012 and R$10,589 million as of December 31, 2011. Under U.S. GAAP, we would have reported total shareholders’ equity of R$20,428 million as of December 31, 2012 and R$25,219 million as of December 31, 2011.

The principal differences between Brazilian GAAP and U.S. GAAP that affected our net income in 2012, 2011 and 2010, as well as total shareholders’ equity as of December 31, 2012 and 2011, are described in note 32 to our audited consolidated financial statements included elsewhere in this annual report. The differences that result in significant adjustments relate to the accounting treatment of the following items:

•	capitalized interest;

•	business combinations and goodwill;

•	accounting treatment of the restructuring occurred in February 2012; and

•	prepaid pension plan costs.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

3.05	Shareholders Agreement of Pasa Participações S.A., dated as of January 25, 2011, between Andrade Gutierrez Telecomunicações Ltda., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Luxemburgo Participações S.A., La Fonte Telecom S.A., EDSP75 Participações S.A., LF Tel S.A. and Portugal Telecom, SGPS, S.A. (English translation) (incorporated by reference to Exhibit 3.05 to Form 20-F of Oi S.A. filed on April 27, 2012).

3.06	Shareholders Agreement of EDSP75 Participações S.A., dated as of January 25, 2011, between Jereissati Telecom (formerly known as La Fonte Telecom S.A.), Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Pasa Participações S.A., Andrade Gutierrez Telecomunicações Ltda., AG Telecom Participações S.A., Luxemburgo Participações S.A., and Portugal Telecom, SGPS, S.A. (English translation). (incorporated by reference to Exhibit 3.06 to Form 20-F of Oi S.A. filed on April 27, 2012).

4.01	Protocol and Justification of Partial Split-Off of Telemar Norte Leste S.A. with Incorporation of the Portion Ceded by Coari Participações S.A. and Incorporação de Ações of Telemar Norte Leste S.A. by Coari Participações S.A. (Protocolo e Justificação de Cisão Parcial da Telemar Norte Leste S.A. com Incorporação da Parcela Cindida pela Coari Participações S.A., e Incorporação de Ações da Telemar Norte Leste S.A. pela Coari Participações S.A.), between Telemar Norte Leste S.A. and Coari Participações S.A., dated August 26, 2011 (English translation) (incorporated by reference to Exhibit 2.2 to Form F-4 of Brasil Telecom S.A. filed on September 1, 2011).

4.02	First Amendment, dated January 18, 2012, to Protocol of Merger and Instrument of Justification (Protocolo e Justificação de Incorporação), dated August 26, 2011, between Brasil Telecom S.A. and Coari Participações S.A. (English translation) (incorporated by reference to Exhibit 2.5 to Amendment No. 1 to Form F-4 of Brasil Telecom S.A. filed on January 18, 2012).

4.03	First Amendment, dated January 18, 2012, to Protocol of Merger and Instrument of Justification (Protocolo e Justificação de Incorporação), dated August 26, 2011, between Brasil Telecom S.A. and Tele Norte Leste Participações S.A. (English translation) (incorporated by reference to Exhibit 2.4 to Amendment No. 1 to Form F-4 of Brasil Telecom S.A. filed on January 18, 2012).

4.04	Concession Agreement for Local, Switched, Fixed-Line Telephone Service between ANATEL and Brasil Telecom S.A., No. 109/2011, dated June 30, 2011 (English translation) (incorporated by reference to Exhibit 10.5 to Form F-4 of Brasil Telecom S.A. filed on September 1, 2011).

4.05	Schedule of Omitted Concession Agreements for Local Switched, Fixed-Line Telephone Service (incorporated by reference to Exhibit 4.05 to Form 20-F of Oi S.A. filed on April 27, 2012).

4.06	Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service between ANATEL and Brasil Telecom S.A., No. 143/2011, dated June 30, 2011 (English translation) (incorporated by reference to Exhibit 10.6 to Form F-4 of Brasil Telecom S.A. filed on September 1, 2011).

4.07	Schedule of Omitted Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service (incorporated by reference to Exhibit 4.07 to Form 20-F of Oi S.A. filed on April 27, 2012).

4.08	Statement of Authorization for Personal Mobile Services between ANATEL and Brasil Telecom Celular S.A., No. 026/2002, dated December 18, 2002 (English translation) (incorporated by reference to Exhibit 4.05 to Form 20-F of Brasil Telecom S.A. filed on July 13, 2009).

4.09	Schedule of Omitted Authorizations for Personal Mobile Services (incorporated by reference to Exhibit 4.09 to Form 20-F of Oi S.A. filed on April 27, 2012).

4.10	Instrument of Authorization for the Use of Radio Frequency Blocks for 2G services between ANATEL and 14 Brasil Telecom Celular S.A., No. 24/2004, dated May 3, 2004 (English translation) (incorporated by reference to Exhibit 4.07 to Brasil Telecom S.A.’s annual report on Form 20-F filed on July 13, 2009).

4.11	Schedule of Omitted Instruments of Authorization for the Use of Radio Frequency Blocks for 2G services (incorporated by reference to Exhibit 4.11 to Form 20-F of Oi S.A. filed on April 27, 2012).

4.12	Instrument of Authorization for the Use of Radio Frequency Blocks for 3G services between ANATEL and 14 Brasil Telecom Celular S.A., No. 24/2008, dated April 29, 2008 (English translation) (incorporated by reference to Exhibit 4.09 to Brasil Telecom S.A.’s annual report on Form 20-F filed on July 13, 2009).

4.13	Schedule of Omitted Instruments of Authorization for the Use of Radio Frequency Blocks for 3G services (incorporated by reference to Exhibit 4.13 to Form 20-F of Oi S.A. filed on April 27, 2012).

8.01	List of subsidiaries (incorporated by reference to exhibit 8.01 to Form 20-F of Oi S.A. filed on April 30, 2013).

12.01	Certification of the Chief Executive Officer of Oi S.A. pursuant to the Sarbanes-Oxley Act of 2002.

12.02	Certification of the Chief Financial Officer of Oi S.A. pursuant to the Sarbanes-Oxley Act of 2002.

13.01	Certifications of the Chief Executive Officer and the Chief Financial Officer of Oi S.A. pursuant to the Sarbanes-Oxley Act of 2002.

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

Date: November 29, 2013	OI S.A.

/s/ Zeinal Abedin Mahomed Bava
	Name:	Zeinal Abedin Mahomed Bava
	Title:	Chief Executive Officer

Date: November 29, 2013

/s/ Bayard De Paoli Gontijo
	Name:	Bayard De Paoli Gontijo
	Title:	Chief Financial Officer

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

November 29, 2013

/s/ Zeinal Abedin Mahomed Bava	/s/ Bayard De Paoli Gontijo
Name: Zeinal Abedin Mahomed Bava	Name: Bayard De Paoli Gontijo
Title: Chief Executive Officer	Title: Chief Financial Officer

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

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the accounting practices adopted in Brazil (BR GAAP), along with a reconciliation of net income and equity from BR GAAP to accounting principles generally accepted in the United States of America (“US GAAP”). A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with BR GAAP along with a reconciliation of net income and equity from BR GAAP to US GAAP and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

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

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Oi S.A. and subsidiaries as of December 31, 2012, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, cash flows and value added for the year then ended, and our report dated November 29, 2013, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG Auditores Independentes

KPMG Auditores Independentes

Rio de Janeiro, Brazil

November 29, 2013

Report of Independent Registered Public Accounting Firm on consolidated financial statements

To the Board of Directors and Shareholders of

Oi S.A.

Rio de Janeiro - RJ

We have audited the accompanying consolidated balance sheet of Oi S.A. and subsidiaries (the “Company”) as of December 31, 2012, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, cash flows and value added for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Oi S.A. and subsidiaries as of December 31, 2012, and the results of their operations, their cash flows and their value added for the year then ended, in conformity with the accounting practices adopted in Brazil.

The accounting practices adopted in Brazil vary, in certain significant respects, from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 32 to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated November 29, 2013, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG Auditores Independentes

KPMG Auditores Independentes

Rio de Janeiro, Brazil

November 29, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, ON CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of

Oi S.A. (previously known as Brasil Telecom S.A.)

Rio de Janeiro - RJ

We have audited the accompanying consolidated balance sheet of Oi S.A. (previously known as Brasil Telecom S.A.) and subsidiaries (the “Company”) as of December 31, 2011, and the related consolidated statements of income, changes in equity, cash flows and value added for each of the two years in the period ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Oi S.A. and subsidiaries as of December 31, 2011, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2011, in conformity with accounting practices adopted in Brazil.

As mentioned in note 1 to the consolidated financial statements, the shareholders of the Company, Tele Norte Leste Participações S.A. (former parent company of Telemar Norte Leste S.A.), Telemar Norte Leste S.A. (former parent company of Coari Participações S.A.) and Coari Participações S.A. (former parent company of the Company) approved at the extraordinary shareholders’ meetings held on February 27, 2012 the corporate reorganization that consisted of the partial split-off of Telemar Norte Leste S.A. with the merger of the split-off portion by Coari Participações S.A. followed by the merger of Telemar Norte Leste S.A. shares by Coari Participações S.A. and the mergers of Coari Participações S.A. and Tele Norte Leste Participações S.A. with and into the Company and whose corporate name was changed to Oi S.A..

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 32 to the consolidated financial statements.

As discussed in Note 32.7, the Company has restated beginning retained earnings under U.S. GAAP to correct a misstatement.

/s/ DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES

Rio de Janeiro, Brazil

November 29, 2013

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

Statements of Value Added

for the Years Ended December 31, 2012, 2011 and 2010

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Consolidated
	2012	2011	2010
Revenue
Sales of goods and services	39,910,417	16,406,661	17,619,050
Voluntary discounts and returns	(5,908,606)	(3,830,034)	(3,709,934)
Allowance for doubtful accounts	(502,509)	(332,808)	(351,535)
Other income	1,968,648	532,321	523,962

	35,467,950	12,776,140	14,081,543

Inputs purchased from third parties
Interconnection costs	(3,914,543)	(1,711,219)	(1,981,928)
Supplies and power	(858,183)	(325,141)	(364,401)
Cost of sales	(576,664)	(27,081)	(54,273)
Third-part services	(8,118,028)	(2,569,297)	(2,454,502)
Other	(980,323)	(192,831)	(217,067)

	(14,447,741)	(4,825,569)	(5,072,171)

Gross value added	21,020,209	7,950,571	9,009,372
Retentions
Depreciation and amortization	(3,228,100)	(1,044,226)	(1,056,740)
Provisions (includes inflation adjustment)	(633,612)	(737,759)	(659,131)
Other expenses	(168,854)	(104,365)	(233,562)

	(4,030,566)	(1,886,350)	(1,949,433)

Wealth created by the Company	16,989,643	6,064,221	7,059,939

Value added received as transfer
Share of profits of subsidiaries
Financial income	2,275,372	1,405,870	979,455

	2,275,372	1,405,870	979,455

Wealth for distribution	19,265,015	7,470,091	8,039,394

Wealth distributed Personnel
Salaries and wages	(1,520,077)	(568,720)	(561,686)
Benefits	(310,347)	(165,741)	(155,425)
Severance Pay Fund (FGTS)	(113,859)	(49,801)	(42,644)
Other	(56,535)	(1,817)	(112,364)

	(2,000,818)	(786,079)	(872,119)

Taxes and fees
Federal	(2,099,277)	(1,087,405)	(925,650)
State	(7,385,316)	(2,811,414)	(3,040,539)
Municipal	(74,459)	(23,540)	(25,071)

	(9,559,052)	(3,922,359)	(3,991,260)

	CONSOLIDATED
	2012	2011	2010
Lenders and lessors
Interest and other financial charges	(4,317,744)	(1,304,988)	(802,813)
Rents, leases and insurance	(1,602,474)	(450,915)	(402,342)

	(5,920,218)	(1,755,903)	(1,205,155)

Shareholders
Non-controlling interests	(37)	(19)	163
Dividends	(416,686)	(251,433)	(176,482)
Interest on capital			(363,176)
Retained earnings	(1,368,204)	(754,298)	(1,431,365)

	(1,784,927)	(1,005,750)	(1,970,860)

Wealth distributed	(19,265,015)	(7,470,091)	(8,039,394)

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

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

The Company’s financial statements were analyzed and approved by the Board of Directors, and authorized for issuance at the meeting held on November 28, 2013.

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

Consolidated Financial Statements

The Company’s consolidated financial statements have been prepared in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”), which comply with those prescribed by Brazilian corporate law, the technical pronouncements, interpretations and orientations issued by the Accounting Pronouncements Committee (Comité de Pronunciamentos Contábeis – CPC) and specific standards established by the Brazilian Securities Commission (CVM).

(b)	Significant accounting policies

Consolidation criteria of subsidiaries by the full consolidation method

Full consolidation was prepared in accordance with accounting practices adopted in Brazil, which comply with those prescribed by Brazilian corporate law, the technical pronouncements, interpretations and orientations issued by the Accounting Pronouncements Committee (Comité de Pronunciamentos Contábeis – CPC) and specific standards established by the Brazilian Securities Commission (CVM) and incorporates the financial statements of the Company’s direct and indirect subsidiaries. The main consolidation procedures are as follows:

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

Consolidation criteria of jointly controlled entities by the proportionate consolidation method

The Company elected to recognize interests held in joint ventures by the proportionate consolidation method, in accordance with CPC 19 (R2) Joint Ventures. The method used consists of consolidating the Company’s interests in each joint venture’s assets, liabilities, income and expenses, on a per line item basis, in its financial statements.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

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

The Company has a subsidiary in Venezuela whose economy is considered a hyperinflationary economy under CPC 42.

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

for the Years Ended December 31, 2012, 2011 and 2010

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

Business combinations

The Company elected to adopt the exemption from the remeasurement of business combinations undertaken before the date of transition to CPCs January 1, 2009 pursuant to CPC 37 (R1). The excess amounts paid, therefore, are measured and classified using their original bases. The Company depreciates amounts recognized based on the appreciation of the acquired assets, according to the useful lives of the underlying assets, and tests such assets to determine any asset impairment losses when there is evidence of impairment; on the other hand, the Company tests goodwill for impairment on an annual basis.

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

Derivative instruments contracted and designated for hedge accounting are formally identified through initial designation documentation prepared in accordance with the requirements of CPC 38. Derivative financial instruments classified as cash flows hedges were designated for hedge accounting.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The effective portion, as defined in CPC 38, is recognized is an equity line item called ‘Other comprehensive income’, net of taxes, and is reclassified to financial income (expenses) using the effective rate. The ineffective portion, measured after the quarterly effectiveness tests, is recognized in financial income (expenses) in the same period it occurs.

Changes in the fair values of derivative financial instruments that are not designated for purposes of hedge accounting are accounted as financial income or expenses in the income statement for the period they occur.

The hedge relationship expires and the designation is removed when:

(i)	The derivative contract is exercised, terminated or settled, or if the Company or its subsidiary TMAR voluntarily removes the designation, according to the criteria set out in CPC 38. If the hedged item continues to exist, the balances accumulated in other comprehensive income related to the changes in the fair value of the derivative are allocated to profit or loss for the period in which the hedged interest expenses and foreign exchange fluctuations are allocated.

(ii)	The debt is prepaid or extinguished. In this case, the balance accumulated in other comprehensive income is immediately allocated to financial income or expenses in profit or loss for the period their designation is terminated.

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

for the Years Ended December 31, 2012, 2011 and 2010

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

•	Stock option plan: the Company had a stock option plan for its management and employees, and options granted are settled in shares. The fair value of the services received from employees in exchange for stock options was determined based on the fair value of the stock options, established on grant date.

•	Employee profit sharing: the accrual includes the employee profit sharing plan is accounted for on the accrual basis and involves all eligible employees, proportionately to the period of time worked in the year, according to the Plan’s rules. The amount, which is paid by April of the year subsequent to the year profit sharing is accrued, is determined based on the target program established with the employees’ unions, under a specific collective bargaining agreement.

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

Earnings per share

Basic earnings per share are calculated using net income for the period attributable to the owners of the Company and non-controlling interests and the weighted average number of common and preferred shares outstanding in the period. Diluted earnings per share are calculated using said weighted average number of outstanding shares adjusted by potentially dilutive convertible instruments in the reporting periods, pursuant to CPC 41.

Statements of cash flows

The statement of cash flows is prepared in accordance with CPC 03 (R2), under the indirect method. The Company classifies in line item ‘Cash and cash equivalents’ the balances amounts immediately convertible into cash and highly-liquid investments (usually with maturities of less than three months) subject to an immaterial risk of change in value.

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

Statements of value added

The Company prepared the statements of value added (“DVA”) as required by CPC 09 Statements of Value Added, which are presented as an integral part of the financial statements in accordance with the accounting practices adopted in Brazil applicable to publicly–traded companies.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

Deferred income tax and social contribution

The Company recognizes and settles taxes on income based on the results of operations determined in accordance with the Brazilian corporate law, taking into consideration the provisions of the tax law, which are materially different from the amounts calculated for BR GAAP purposes. Pursuant to CPC 32, the Company recognizes deferred tax assets and liabilities based on the differences between the carrying amounts and the taxable bases of the assets and liabilities.

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

for the Years Ended December 31, 2012, 2011 and 2010

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

(d)	New and revised standards and interpretations

New standards that became effective in 2012 but that did not affect the consolidated financial statements

The adoption of new and revised CPCs that became effective in 2012 had no impact, individually or in aggregate, on the amounts reported and/or disclosed for the current and prior years; however, they could affect the accounting of future transactions or arrangements.

Amendments to CPC 26 R(1) Presentation of Items of Other Comprehensive Income (iii): permit presenting the income statement and other comprehensive income in either a single statement or in two separate but consecutive statements. However, the amendments to CPC 26 R(1) require additional disclosures to be made in the other comprehensive income section such that items of other comprehensive income are grouped into two categories: (a) items that will not be reclassified subsequently to profit or loss; and (b) items that will be reclassified subsequently to profit or loss when specific conditions are met. Income tax on items of other comprehensive income is required to be allocated on the same basis.

Amendments to CPC 32 – Clarifies the tax treatment of investment property values at fair value.

Standards and interpretations not yet effective and not yet adopted

CPC 36 (R3) Consolidated Financial Statements (i): replaces the parts of CPC 36 (R2) Consolidated and Separate Financial Statements that deal with consolidated financial statements. The appendix Special Purpose Entities has been withdrawn upon the issuance of CPC 36 (R3). Under CPC 36 (R3), there is only one basis for consolidation, that is control. In addition, CPC 36 (R3) includes a new definition of control.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

(Amounts in thousands of Brazilian reais, unless otherwise stated)

CPC 19 (R2) Joint Arrangements (i): replaces CPC 19 (R1) Interests in Joint Ventures and deals with how a joint arrangement of which two or more parties have joint control should be classified.

CPC 45 Disclosure of Interests in Other Entities (i): is a disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the disclosure requirements in CPC 45 are more extensive than those in the current standards.

CPC 46 Fair Value Measurement (i): establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The standard defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements.

Amendments to CPC 33 (R1) Employee Benefits (i): the amendments to CPC 33 change the accounting for defined benefit plans and termination benefits. The revised standard eliminates the possibility of using the corridor approach to recognize actuarial gains and losses of defined benefit plans and prescribes that actuarial gains and losses shall be recognized directly in equity (other comprehensive income). The Company estimates that the new standard will have a negative impact on its consolidated equity (other comprehensive income) by R$314,056, on December 31, 2012.

Amendments to CPC 35 (R2) Separate Financial Statements (i): the amendments reflect the changes in the accounting for non-controlling interests (minority interests) and relate primarily to accounting for increases and decreases in ownership interests in subsidiaries after control is obtained, accounting for loss of control of subsidiaries, and the allocation of profit or loss to controlling and non-controlling interests in a subsidiary.

Amendments to CPC 18 (R2) Investments in Associates and Joint Ventures (i): the objective of the amendment to CPC 18 (R1) was to clarify that: (a) an investment in an associate is treated as a single asset for impairment testing in accordance with CPC 01 (R1) Impairment of Assets; (b) any impairment recognized is not allocated to any specific assets (notable goodwill); (c) reversed impairment losses are recognized as an adjustment to the carrying amount of the associate provided and to the extent that the recoverable amount of the investment increases; and (d) transition from proportionate consolidate to the equity method to account for joint ventures. The company estimates that applying this standard will reduce by immaterial amounts the assets, liabilities, revenue and expenses presented in the consolidated financial statements.

Amendments to CPC 40 (R1) Financial Instruments: Disclosure (i) and CPC 39 Financial Instruments: Recognition (ii): the amendments require more extensive disclosures on the financial items that are in presented net amounts in the balance sheet.

Amendments to CPC 43 (R1) First Time Adoption of CPCs (i): The amendments do not impact the Company.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

(Amounts in thousands of Brazilian reais, unless otherwise stated)

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

for the Years Ended December 31, 2012, 2011 and 2010

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

Fair value measurement hierarchy

CPC 40 (R1) defines fair value as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction on measurement date. The standard clarifies that the fair value must be based on the assumptions that market participants would consider in pricing an asset or a liability, and establishes a hierarchy that prioritizes the information used to build such assumptions. The fair value measurement hierarchy attaches more importance to available market inputs (i.e., observable data) and a less weight to inputs based on data without transparency (i.e., unobservable data). Additionally, the standard requires that an entity consider all nonperformance risk aspects, including the entity’s credit, when measuring the fair value of a liability.

CPC 40 (R1) establishes a three-level hierarchy to measure and disclose fair value. The classification of an instrument in the fair value measurement hierarchy is based on the lowest level of input significant for its measurement. We present below a description of the three-level hierarchy:

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

for the Years Ended December 31, 2012, 2011 and 2010

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

Under CPC 40 (R1), the Company measures its cash equivalents, short and long term investments, derivative financial instruments and the available-for-sale financial asset at their fair values. Cash equivalents, short and long term investments, and derivative financial instruments are classified as Level 2 since they are measured using market prices for similar instruments. The available-for-sale financial asset is classified as Level 1.

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

for the Years Ended December 31, 2012, 2011 and 2010

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

Management considers that (i) TMAR’s 10% stake in PT’s capital and (ii) its two (2) representatives appointed on April 6, 2011 to PT’s Board of Directors do not grant it a significant influence on the financial, operating, and strategic policies of PT. Accordingly, this investment was recognized as an available-for-sale financial asset, as required by CPC 38 and 39.

In the year ended December 31, 2012, TMAR recognized a negative adjustment to the fair value of PT shares the impact on the Company’s consolidated amounting to R$82,991, or R$54,774 net of taxes.

Because of its materiality and in accordance with CPC 38 and 39, direct subsidiary TMAR recognized the financial expense loss.

(ii) There is no market for licenses and concessions payable and the tax refinancing program, and, therefore, they are not adjusted to fair value.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

Contingent liabilities are assessed according to the likelihood of disbursement and are classified in provisions and contingent liabilities, as prescribed by CPC 25. Provisions include contingencies assessed as a probable risk, recognized in liabilities in view of the existing present obligation as a result of a past event, and because it is probable that a disbursement of funds will be required to settle the obligation. Details on these risks are presented in Note 23.

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Accumulated depreciation
Balance in 01/01/2011		(5,136,580)	(13,743,941)	(3,199,969)	(655,348)	(1,704,965)	(24,440,803)
Depreciation expenses		(49,320)	(453,470)	(185,216)	(27,548)	(59,486)	(775,040)
Write-offs		10,891	44,855	14,122		21,556	91,424
Transfers				23		(3)	20
Balance in 2011		(5,175,009)	(14,152,556)	(3,371,040)	(682,896)	(1,742,898)	(25,124,399)
Increase due to corporate reorganization		(10,435,194)	(13,378,273)	(16,804,512)	(1,740,488)	(1,879,453)	(44,237,920)
Depreciation expenses		(258,577)	(1,417,836)	(555,764)	(64,206)	(199,891)	(2,496,274)
Write-offs		370	57,306	181,674	14,708	105,580	359,638
Transfers		1,306	2,591	(4,096)	115	84
Transfers held-for-sale assets (i)				20,507	214,642		235,149
Balance in 2012		(15,867,104)	(28,888,768)	(20,533,231)	(2,258,125)	(3,716,578)	(71,263,806)
Property, plant and equipment, net
Balance in 2011	1,004,602	333,562	2,755,457	977,289	396,068	326,733	5,793,711
Balance in 2012	4,127,123	2,060,025	9,473,416	5,146,030	1,190,015	1,113,452	23,110,061
Annual depreciation rate (average)		10%	10%	8%	6%	12%

(1)	Transmission and other equipment includes transmission and data communication equipment.
(i)	At the Board of Directors’ meeting held on September 26, 2012, the sale of 41 Company and its subsidiaries properties/locations. In accordance with CPC 31 requirements, these properties were transferred to “Held–for-sale noncurrent assets” and are carried at their carrying amounts since their fair values, less costs to sell, exceed such carrying amounts. Additionally, these properties have administrative characteristics and do not carry cash flows separate from the Company’s cash flows and, therefore, we are not presenting discontinued cash flows and operations related to these assets.

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

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

(Amounts in thousands of Brazilian reais, unless otherwise stated)

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

Retrospective adjustment

As required by CPC 41, we have adjusted retrospectively the calculation of basic and earnings per share taking into consideration a new shareholding structure resulting from the corporate reorganization commented in Note 1.

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(=) Net actuarial liability/(asset)	865,910	(971,319)	(46,083)	(260,043)
Unrecognized actuarial gains (losses)	(285,570)	(27,406)
Effect of paragraph 58(b), CPC 33 (R1) ceiling		888,300	46,083	260,043
(=) Net actuarial liability/(asset) recognized (1)	580,340	(110,425)

	2011
	BrTPREV	TCSPREV
RECONCILIATION OF ASSETS AND LIABILITIES
Actuarial obligations on vested benefits	1,849,787	388,728
Actuarial obligations on unvested benefits	55,220	83,085
(=) Total present value of actuarial	1,905,007	471,813
Fair value of plan assets	(1,213,900)	(1,376,344)
(=) Net actuarial liability/(asset)	691,107	(904,531)
Unrecognized actuarial gains (losses)	(70,958)	12,057
Effect of paragraph 58(b), CPC 33 (R1) ceiling		779,949
(=) Net actuarial liability/(asset) recognized (1)	620,149	(112,525)

(1)	The Company determines the amount available to deduct from future contributions according to the applicable legal provisions and the benefit plan charter. The amount of the asset linked to the TCSPREV plan recognized in the Company’s financial statements, totaling R$110,425 (R$112,525 in 2011), does not exceed the present value of future contributions.

	2012
	BrTPREV	TCSPREV	PBS-Telemar	TelemarPrev
CHANGES IN NET ACTUARIAL LIABILITIES/(ASSETS)
Present value of actuarial obligation at beginning of year	1,905,007	471,813	230,190	2,621,700
Interest on actuarial obligations	189,272	47,390	22,951	262,941
Cost of current service	2,422	1,751	182	11,060
Participant contributions made in the year			50
Benefits paid, net	(153,389)	(31,767)	(16,225)	(234,503)
Actuarial (gain) or loss on actuarial obligation	319,212	82,598	40,249	605,658
Present value of actuarial obligation at yearend	2,262,524	571,785	277,397	3,266,856
Fair value of assets at beginning of year	1,213,900	1,376,344	296,076	3,205,748
Return of plan assets	136,664	156,476	33,085	359,265
Actuarial gain/(loss) on plan assets	104,604	42,051	10,401	196,389
Regular contributions received by plan			143
Sponsor			93
Participants			50
Amortizing contributions received from sponsor	94,835
Payment of benefits	(153,389)	(31,767)	(16,225)	(234,503)
Fair value of plan assets at yearend	1,396,614	1,543,104	323,480	3,526,899
(=) Net actuarial liability/(asset)	865,910	(971,319)	(46,083)	(260,043)
Unrecognized actuarial gains (losses)	(285,570)	(27,406)
Effect of paragraph 58(b), CPC 33 (R1) ceiling		888,300	46,083	260,043
(=) Net actuarial liability/(asset) recognized	580,340	(110,425)

	2011
	BrTPREV	TCSPREV
CHANGES IN NET ACTUARIAL LIABILITIES/(ASSETS)
Present value of actuarial obligation at beginning of year	1,744,324	420,683
Interest on actuarial obligations	180,365	43,844
Cost of current service	1,807	1,161
Benefits paid, net	(155,039)	(29,035)
Actuarial (gain) or loss on actuarial obligation	133,550	35,160
Present value of actuarial obligation at yearend	1,905,007	471,813
Fair value of assets at beginning of year	1,104,844	1,242,078
Return of plan assets	119,414	134,393
Actuarial gain/(loss) on plan assets	53,989	28,908
Regular contributions received by plan	53

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Sponsor
Participants	53
Amortizing contributions received from sponsor	90,692
Payment of benefits	(155,092)	(29,035)
Fair value of plan assets at yearend	1,213,900	1,376,344
(=) Net actuarial liability/(asset)	691,107	(904,531)
Unrecognized actuarial gains (losses)	(70,958)	12,057
Effect of paragraph 58(b), CPC 33 (R1) ceiling		779,949
(=) Net actuarial liability/(asset) recognized	620,149	(112,525)

	2012
	BrTPREV	TCSPREV	PBS-Telemar	TelemarPrev
EXPENSE RECOGNIZED IN INCOME STATEMENT
Cost of current service	2,422	1,751	182	11,060
Interest on actuarial obligations	189,272	47,390	22,951	262,941
Return of plan assets	(136,664)	(156,476)	(33,085)	(359,265)
Amortization of actuarial (gains) losses, net	(3)	1,084	29,848	409,268
Effect of paragraph 58(b), CPC 33 (R1) ceiling		117,686	(19,802)	(324,004)
Total expense (income) recognized before the adjustment	55,027	11,435	94
Adjustments to reconcile with local accounting entries		(9,335)
Total expense (income) recognized after the adjustment		2,100

	2011
	BrTPREV	TCSPREV
EXPENSE RECOGNIZED IN INCOME STATEMENT
Cost of current service	1,807	1,161
Interest on actuarial obligations	180,365	43,844
Return of plan assets	(119,414)	(134,393)
Amortization of actuarial (gains) losses, net	(2,222)	6,947
Effect of paragraph 58(b), CPC 33 (R1) ceiling		62,535
Total recognized expense (income)	60,536	(19,906)

The sponsor’s contributions to the pension plans estimated for 2013 amount R$103,625.

The main actuarial assumptions used in the calculations of the TelemarPREV, PBS-Telemar, BrTPREV, and TCSPREV plans were as follows:

	2012
	BrTPREV	TCSPREV	PBS-Telemar	TelemarPrev
MAIN ACTUARIAL ASSUMPTIONS USED
Nominal discount rate of actuarial obligation	8.89%	8.89%	8.89%	8.89%
Estimated inflation rate	4.50%	4.50%	4.50%	4.50%
Estimated nominal salary increase index	8.68%	8.68%	8.68%	4.5% to 14.95%
Estimated nominal benefit increase index	4.50%	4.50%	4.50%	4.50%
Total expected rate of return on plan assets	9.52%	9.52%	9.52%	9.52%
General mortality biometric table	AT2000	AT2000	AT2000	AT2000
Biometric disability table	Zimmermann Nichzugs	Zimmermann Nichzugs	Zimmermann Nichzugs	Zimmermann Nichzugs
Biometric disabled mortality table	Winklevoss	Winklevoss	Winklevoss	Winklevoss
Turnover rate	6%	6%	Nil	1.21% to 11.69%

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

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

Status of the sponsored plans, revalued at the end of the annual reporting period (SISTEL and PAMEC)

	2012
	PBS-A	PAMEC	PBS-TNCP	CELPREV
RECONCILIATION OF ASSETS AND LIABILITIES
Actuarial obligations on vested benefits	4,269,767	4,877	26,158
Actuarial obligations on unvested benefits			2,412	128
(=) Total present value of actuarial	4,269,767		28,570	128
Fair value of plan assets	6,717,801		(53,299)	(1,933)
(=) Net actuarial liability/(asset)	(2,448,033)	4,877	(24,729)	(1,805)
Unrecognized actuarial gains/losses	2,123	(1,080)
Effect of paragraph 58(b), CPC 33 (R1) ceiling	2,064,029		24,729	1,805
(=) Net actuarial liability/(asset)	(381,881)	3,797
Allowance for impaired assets	381,881
(=) Net actuarial liability/(asset) recognized		3,797

	2011
	PBS-A	PAMEC
RECONCILIATION OF ASSETS AND LIABILITIES
Actuarial obligations on vested benefits	767,124	3,720
(=) Total present value of actuarial	767,124	3,720
Fair value of plan assets	(1,198,834)
(=) Net actuarial liability/(asset)	(431,710)	3,720
Unrecognized actuarial gains/losses		(166)
Effect of paragraph 58(b), CPC 33 (R1) ceiling	351,472
(=) Net actuarial liability/(asset) recognized	(80,238)	3,554

	2012
	PBS-A	PAMEC	PBS-TNCP	CELPREV
CHANGES IN NET ACTUARIAL LIABILITIES/(ASSETS)
Present value of actuarial obligation at beginning of year	3,650,439	3,720	23,020	157
Interest on actuarial obligations	363,013	378	2,301	16
Cost of current service			44	7
Benefits paid, net	(321,254)	(135)	(1,610)

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Participant contributions made in the year			37	4
Actuarial (gain) or loss on actuarial obligation	567,834	914	4,778	(56)
Transfer inflow/(outflow), net	9,735
Present value of actuarial obligation at end of year	4,269,767	4,877	28,570	128
Fair value of assets at beginning of year	5,694,180		40,069	1,657
Expected return for the year	718,490		4,955	213
Actuarial gain/(loss) on plan assets	611,294		9,826	54
Regular contributions received by plan		135	59	9
Sponsor		135	22	5
Participants			37	4
Payment of benefits	(321,254)	(135)	(1,610)
Impact of acquisitions/disposals	15,091
Fair value of plan assets at yearend	6,717,801		53,299	1,933
(=) Net actuarial liability/(asset)	(2,448,032)	4,877	(24,729)	(1,805)
Unrecognized actuarial gains/losses	2,123	(1,080)
Effect of paragraph 58(b), CPC 33 (R1) ceiling	2,064,029		24,729	1,805
(=) Net actuarial liability/(asset)	(381,881)	3,797
Allowance for impaired assets	381,881
(=) Net actuarial liability/(asset) recognized		3,797

	2011
	PBS-A	PAMEC
CHANGES IN NET ACTUARIAL LIABILITIES/(ASSETS)
Present value of actuarial obligation at beginning of year	714,094	3,569
Interest on actuarial obligations	73,681	382
Benefits paid, net	(65,757)	(40)
Actuarial (gain) or loss on actuarial obligation	45,106	(191)
Present value of actuarial obligation at end of year	767,124	3,720
Fair value of assets at beginning of year	1,192,596
Expected return for the year	134,982
Actuarial gain/(loss) on plan assets	(62,987)
Regular contributions received by plan		40
Sponsor		40
Payment of benefits	(65,757)	(40)
Fair value of plan assets at yearend	1,198,834
(=) Net actuarial liability/(asset)	(431,710)	3,720
Unrecognized actuarial gains/losses		(166)
Effect of paragraph 58(b), CPC 33 (R1) ceiling	351,472
(=) Net actuarial liability/(asset) recognized	(80,238)	3,554

	2012
	PBS-A	PAMEC	PBS-TNCP	CELPREV
EXPENSE RECOGNIZED IN INCOME STATEMENT
Cost of current service			44	7
Interest on actuarial obligations	363,013	378	2,301	16
Return (loss) on plan assets	(718,490)		(4,955)	(213)
Amortization of actuarial (gains) losses, net	(41,335)		(5,048)	(110)
Effect of paragraph 58(b), CPC 33 (R1) ceiling	400,045		7,680	305
Total recognized expense (income)	3,233	378	22	5

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

(Amounts in thousands of Brazilian reais, unless otherwise stated)

	2011
	PBS-A	PAMEC
EXPENSE (INCOME) RECOGNIZED IN INCOME STATEMENT
Interest on actuarial obligations	73,681	382
Return (loss) on plan assets	(134,982)
Amortization of actuarial (gains) losses, net	108,092	211
Effect of paragraph 58(b), CPC 33 (R1) ceiling	(127,029)

Total recognized expense (income)	(80,238)	593

The sponsor’s contributions to the pension plans estimated managed by Sistel for 2013 amount R$3.

The main actuarial assumptions used in the calculations of the PBS-A, PAMEC, PBS-TNCP and CELPREV plans were as follows:

	2012
	PBS-A	PAMEC	PBS-TNCP	CELPREV
MAIN ACTUARIAL ASSUMPTIONS USED
Nominal discount rate of actuarial obligation	8.89%	8.89%	8.89%	8.89%
Estimated inflation rate	4.50%	4.50%	4.50%	4.50%
Estimated nominal salary increase index	N.A.	N.A.	8.64%	6.59%
Estimated nominal benefit increase index	4.50%	N.A.	4.50%	4.50%
Nominal medical costs growth rate	N.A.	7.64%	N.A.	N.A.
Total expected rate of return on plan assets	11.00%	N.A.	10.87%	11.00%
General mortality biometric table	AT2000	AT2000	AT2000	AT2000
Biometric disability table	Zimmermann Nichzugs	Zimmermann Nichzugs	Zimmermann Nichzugs	Zimmermann Nichzugs
Biometric disabled mortality table	Winklevoss	Winklevoss	Winklevoss	Winklevoss
Starting age of benefit	N.A.	N.A.	N.A.	55 years
Turnover rate	N.A.	Nil	Nil	Nil

	2011
	PBS-A	PAMEC
MAIN ACTUARIAL ASSUMPTIONS USED
Nominal discount rate of actuarial obligation (6% + inflation)	10.35%	10.35%
Estimated inflation rate	4.50%	4.50%
Estimated nominal salary increase index	N.A.	N.A.
Estimated nominal benefit increase index	4.50%	N.A.
Nominal medical costs growth rate	N.A.	7.64%
Total expected rate of return on plan assets	11.61%	N.A.
General mortality biometric table	AT2000	AT2000
Biometric disability table	Zimmermann Nichzugs	N.A.
Biometric disabled mortality table	Winklevoss	Winklevoss
Turnover rate	Nil	Nil

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

for the Years Ended December 31, 2012, 2011 and 2010

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

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

(Amounts in thousands of Brazilian reais, unless otherwise stated)

31.	SUBSEQUENT EVENTS

Oi Signs Memorandum of Understanding for the Merger of Activities with Portugal Telecom

On October 2, 2013, Oi released a Material Fact stating that Oi, Portugal Telecom SGPS S.A. (“Portugal Telecom”), AG Telecom Participações S.A. (“AG”), LF Tel. S.A. (“LF”), PASA Participações S.A. (“PASA”), EDSP75 Participações S.A. (“EDSP75”), Bratel Brasil S.A. (“Bratel Brasil”), Avistar, SGPS, S.A. (“BES”) and Nivalis Holding B.V. (“OnGoing”) had signed a memorandum of understanding which established the basis and principles that will govern the negotiations of a potential transaction involving Portugal Telecom, Oi and some of their controlling shareholders to form a combined entity (”CorpCo”), with the intention of consolidating the industrial alliance between Oi and Portugal Telecom.

CorpCo, which may be Telemar Participaçõs S.A. (“TmarPart”) or another company established for this purpose, will unite the shareholders of Oi, Portugal Telecom and TmarPart and combine the businesses and operations carried out by Oi in Brazil and Portugal Telecom in Portugal and Africa. Bringing together the businesses of Portugal Telecom and Oi will result in the creation of a multinational telecommunications operator, with operations covering countries with a total population of approximately 260 million and more than 100 million customers. The transaction will consolidate the leadership positions held by the two companies in the Brazilian and Portuguese markets. The combination of the two groups will aim to achieve significant economies of scale, maximize operational synergies and create value for their shareholders, customers and employees.

The closing of the various steps that are part of the transaction are conditioned upon each other, with the principal steps including:

(a) A capital increase of Oi of at least R$13.1 billion, with the goal of reaching R$14.1 billion, to be carried out through the public issuance of common and preferred Oi shares, of which at least R$7.0 billion will be paid in cash, with a goal of reaching R$8.0 billion, and approximately R$6.1 billion of which will be paid by Portugal Telecom, at the same price per share, through the contribution of assets of Portugal Telecom;

(b) The capitalization of AG, LF and TmarPart with the funds needed to repay their existing indebtedness;

(c) A Corporate Reorganization involving PASA, AG, EDSP75, LF, Bratel Brasil and TmarPart, with the intention of simplifying their corporate structure. After this step, TmarPart will only hold shares of Oi, directly or through Valverde Participações S.A., and will not have any indebtedness or will have cash or cash equivalents equal to the amount of its indebtedness;

(d) The listing of the CorpCo shares on the Novo Mercado segment of the BM&FBOVESPA and the termination of the shareholder agreements of AG, LF and TmarPart;

(e) The merger of Oi’s shares into CorpCo, resulting in Oi’s becoming a wholly-owned subsidiary of CorpCo. Each Oi common share will be exchanged for one CorpCo share and each Oi preferred share will be exchanged for 0.9211 shares of CorpCo. The proposed exchange ratios were established based on the market prices of Oi’s common and preferred shares over a period of 30 days prior to the date of the Material Fact which announced the transaction and considering the direct and indirect participation that the companies involved in the transaction have in Oi, assuming that these companies will not have any assets or liabilities, or they will have sufficient cash or cash equivalents to fully repay their indebtedness;

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(f) The merger of Portugal Telecom into CorpCo. At the time of its merger into CorpCo, other than the CorpCo shares that it holds, Portugal Telecom will not have any other assets or material liabilities, or it will have sufficient cash or cash equivalents to fully repay its indebtedness;

(g) As a result of the steps cited above, the shareholders of Portugal Telecom will receive an aggregate number of CorpCo shares equal to the number of CorpCo shares held by Portugal Telecom immediately prior to the merger described in the previous item.

Upon completion of the transaction, the CorpCo shares are expected to be admitted for trading on the Novo Mercado segment of the BM&FBOVESPA, as well as on the NYSE Euronext Lisbon and the NYSE.

CorpCo will focus on operational excellence. A clear action plan has been prepared that is aimed at integrating the areas with potential for improvements in efficiency, including the identification of teams to capture synergies and respond to the current operational challenges.

At the time the transaction was announced, the companies involved in the transaction notified the market that based on the financial data reported by Portugal Telecom and Oi for fiscal year 2012, the pro-forma revenue of CorpCo would reach R$37.5 billion, with an EBITDA of R$12.8 billion and an operating cash flow of R$4.2 billion. On a pro forma basis, giving effect to Oi’s estimated capital increase of R$8.0 billion, CorpCo’s net debt on June 30, 2013 would have been R$41.2 billion.

GlobeNet

As disclosed in the Material Fact notice disclosed on July 15, 2013, the Company entered into an agreement with BTG Pactual YS Empreendimentos e Participações S.A. under which it agrees to transfer all its stake in subsidiary BrT CS for the total amount equivalent to R$1,745,590, subject to certain, contractually provided for adjustments. BrT CS, wholly-owned subsidiary of the GlobeNet group, controls part of the Oi Group’s fixed telephony/data through the provision of integrated data services with fiber optics connection points in the United States, Bermuda, Venezuela, and Brazil. It is part of the scope of the underwater optical fiber cable system transfer transaction and the supply of capacity by GlobeNet to the Company and its subsidiaries.

This transaction is subject to the compliance of certain conditions precedent laid down in the agreement, including the necessary approval of the regulators and competition protection agencies in the different jurisdictions where GlobeNet operates, pursuant to the relevant legal terms and conditions.

In accordance with CPC 31, the Company classified GlobeNet’s assets and liabilities directly associated to non-current assets held for sale as non-current assets and non-current liabilities, respectively, in the quarterly financial information for the period ended June 30, 2013. The main classes of these assets and liabilities are as follows:

6/30/2013
Held-for-sale non-current assets
Cash and cash equivalents	192,463
Cash investments	115,944
Accounts receivable	36,160
Recoverable taxes	88,942
Property, plant and equipment/intangible assets	358,576
Other assets	41,439

Total	833,524

Liabilities directly associated to non-current assets held for sale
Trade payables	18,331
Taxes payable	63,423
Advances from customers	198,983
Other liabilities	7,595

Total	288,332

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Assignment of the right to commercially operate transmission towers

On July 12, 2013, the Company and its subsidiary TMAR entered into arrangements with a company specialized in the provision of transmission tower and radiofrequency management and maintenance services assigning the right to the commercial operation and use of infrastructure assets and areas, for the aggregate amount of approximately R$687 million. The completion of this transaction is subject to fulfillment of certain conditions precedent.

Issue of promissory notes

In July 2013, the Company issued R$800 million in promissory notes. This issue was underwritten by Banco BTG Pactual, Banco do Brasil, Banco HSBC, Banco Santander, and Bradesco BBI. A total of 800 promissory notes were issued in a single series, in the nominal amount of one million Brazilian reais (R$1,000,000.00) each. The transaction bears interest of 104% of CDI, of a 90-day period.

Property expropriation

In November 2012, the State Government of Minas Gerais declared a property owned TMAR located at Avenida Afonso Pena nº 4001, Serra, Belo Horizonte, MG, a public-interest property. This property is currently used by the Company for administrative purposes.

On July 8, 2013, an acceptance statement of the financial proposal and other terms and conditions was signed for the expropriation of said property, which provides for the payment of R$210,000 as compensation.

Dividends

On July 14, 2013, the Company disclosed a material fact notice reporting that the Company’s leverage ratio exceeded its net debt-to-EBITDA ratio by at least 3 times, calculated in accordance with the Shareholder Compensation Policy disclosed in the material fact notice published on April 17, 2012. As a result, the Company reported that it did not meet the condition considered key for the payment of dividends to its shareholders in August 2013.

Change of CEO

On January 22, 2013, the Company’s Board of Directors approved the appointment of Mr. José Mauro Mettrau Carneiro da Cunha as CEO of the Company and its subsidiaries, replacing Mr. Francisco Tosta Valim Filho. Mr. José Mauro Mettrau Carneiro da Cunha resigned as Chairman of the Company’s Board and his alternate, Mr. José Augusto da Gama Figueira, was appointed as Chairman.

On June 4, 2013, the Company’s Board of Directors approved at the meeting held on this date, in compliance with Telemar Participações S.A.’s appointment, the replacement of the current CEO of Oi and subsidiaries, Mr. José Mauro Mettrau Carneiro da Cunha, for Mr. Zeinal Abedin Mahomed Bava, to conclude his term of office until the first Board Meeting held at the 2014 Annual Shareholders’ Meeting. Mr. José Mauro returns to the Company’s Board of Directors, which is left on January 22, 2013, to resume his position as Chairman of the Board. Because of his appointment as Company CEO, Mr. Zeinal Bava left his position as Board of Directors member.

Mr. Zeinal Bava was till this date the chairman of the Executive Committee of Portugal Telecom, SGPS, S.A. (holding company of the Portugal Telecom group responsible for the investments in Portugal, Africa, Asia, and Brazil) and will continue to have a say in Portugal as regards joint Oi/PT strategic and innovation projects, and work streams, a decisive factor to allow optimizing the synergies between the Oi and PT group, and contribute to the success of the goals set under this strategic partnership.

Corporate Reorganization

On January 31, 2013, as a sequence to the Corporate Reorganization, the Board of Directors authorized the Company to increase the capital of its wholly-owned subsidiary TMAR by R$30,324, through the transfer of investments, other assets, intercompany debentures.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

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

Assigning of the right of commercial operation of towers

On April 11 and 19, April de 2013, the company and its subsidiary TMAR entered into arrangements with companies specialized in the provision of transmission tower and radiofrequency management and maintenance services assigning the right to the commercial operation and use of infrastructure assets and areas, for the aggregate amount of approximately R$1.09 billion. The completion of this transaction is subject to fulfillment of certain conditions precedent, including the approval from the ANATEL and the Administrative Economic Defense Council (CADE). In connection with this transaction, the Company received in advance and classified in line item ‘Advances received’ R$370,056 in Company and R$1,065,176 on a consolidated basis as at June 30, 2013.

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

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

(Amounts in thousands of Brazilian reais, unless otherwise stated)

32.	Reconciliation between Brazilian GAAP and U.S. GAAP

32.1 – Description of GAAP differences:

The consolidated financial statements of the Company are prepared in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”), which comply with those prescribed by Brazilian corporate law, the technical pronouncements, interpretations and orientations issued by the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis – CPC) and specific standards established by the Brazilian Securities Commission (CVM). Note 2 to the consolidated financial statements summarizes the accounting policies adopted by the Company. Differences between those accounting policies and accounting policies generally accepted in the United States of America (“U.S. GAAP”), where applicable to Oi, are summarized below.

(a)    Accounting treatment for the Restructuring

As mentioned in Note 1, the shareholders of the Oi companies (TNL, TMAR, Coari and Oi) approved at the shareholders’ meetings held on February 27, 2012 the corporate reorganization that consisted of the partial split-off of TMAR with the merger of the split-off portion by Coari followed by the merger of TMAR shares by Coari and the mergers of Coari and TNL with and into Oi, the company that now concentrates all the shareholdings in Oi companies and is the only Oi company listed in a stock exchange, and whose corporate name was changed to Oi S.A. at the time of the same shareholders’ meetings. Prior to this restructuring, TNL was the company that concentrated all the shareholdings in the Oi companies, including TMAR, which owned Coari that held a 49.3% interest in Brasil Telecom, S.A. (now Oi S.A.).

FASB ASC 805-50 establishes that the financial statements of the receiving entity, Oi S.A., shall report results of operations and other financial information for the period in which the transfer occurs as though the transfer of net assets or exchange of equity interests had occurred at the beginning of the period. In addition, U.S. GAAP also requires financial statements and other financial information presented to be retrospectively adjusted to furnish comparative information for all periods during which the entities were under common control, which for these purposes is since January 1, 2009.

Brazilian GAAP permits but does not require retrospective adjustment of the comparative financial information and to adjust its current reporting period before the date of the transaction, as if the combination had occurred before the start of the earliest period presented during which the entities were under common control. The effects of the corporate restructuring were applied prospectively from February 27, 2012 in Oi S.A.´s consolidated financial statements.

Furthermore, in accordance with Brazilian GAAP, the Company has accounted for the reverse mergers mentioned above using the carry-over basis of its own assets and liabilities and of the assets and liabilities assumed of TNL, Telemar and Coari as from the date of the reorganization. The carry-over basis of the assets and liabilities were determined at the lowest level entity in the group (i.e., the effects of the acquisition accounting relating to Coari’s acquisition of Brasil Telecom, now Oi S.A., were not reflected in the assets and liabilities of Oi S.A. in its consolidated financial statements as a result of the TNL merger).

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

(Amounts in thousands of Brazilian reais, unless otherwise stated)

In accordance with FASB ASC 805-50 – Business Combination – Related Issues, the assets and liabilities transferred between entities under common control are to be initially recognized by the receiving entity at the carrying amounts that were recorded in the financial statements of the parent company of the entities under common control, which is equivalent to apply the carry-over basis of the highest level entity in the group prior to the corporate reorganization.

Considering the requirements of FASB ASC 805-50, the Company presented as reconciling items between Brazilian and U.S. GAAP (a) the impact of including the assets, liabilities and results of operations of the entities involved in the corporate restructuring that were under common control prior to the restructuring referred to above using Brazilian GAAP historical amounts, and (b) the adjustments to reflect the acquisition accounting of BrT that were written off under Brazilian GAAP. The adjustments are comprised by: (1) the addition of Oi’s (former Brasil Telecom) TNL, TMAR and Coari assets, liabilities and results of operations prepared under Brazilian GAAP in order to reflect the effects of the corporate restructuring as if it had occurred at the earliest comparative period in which the entities were under common control; and (2) the recognition of the fair value adjustments recorded by Coari under the purchase price allocation of Brasil Telecom in 2009, which in accordance with Brazilian GAAP were fully reversed following the mergers occurred in February 2012 in Oi’s consolidated financial statements.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The tables below present a summary of the impacts of including the assets, liabilities and results of operations ofc the entities under common control with the Company,, as from January 8, 2009 up to February 29, 2012, and reflecting the fair value adjustments relating to the acquisition of Brasil Telecom as from February 29, 2012:

U.S. GAAP adjustment	2012 (i)	2011 (i) (ii)
Cash and cash equivalents	—	5,020,170
Short-term investments	—	1,215,199
Trade receivable, net	—	3,850,385
Current judicial deposits	—	511,241
Current pension plan assets	—	187,199
Current deferred taxes assets	(431,657)	—
Other current assets	—	2,569,211
Property, plant and equipment, net	1,709,052	17,500,245
Intangible assets, net	11,121,902	14,696,469
Long-term investments	—	56,268
Non-current judicial deposits	—	2,830,703
Non-current deferred taxes assets	(3,907,563)	824,281
Non-current pension plan assets	—	112,320
Other non-current assets	18,330	(625,044)
Current trade payable and accrued expenses	—	(2,896,971)
Current loans and financing	—	(3,456,259)
Current provisions	—	(512,019)
Current licenses and concessions payable	—	(283,735)
Other current liabilities	—	(1,314,680)
Non-current loans and financing	—	(18,206,879)
Non-current deferred taxes liabilities	—	(2,760,062)
Non-current provisions	—	(1,968,038)
Non-current licenses and concessions payable	—	(883,944)
Other non-current liabilities	—	(2,530,567)

Total U.S. GAAP shareholders’ equity adjustment	8,510,064	13,935,493

(i)	Reflects the effects of the fair value adjustments on shareholders´ equity amounting to approximately 8,510 million and 9,651 million as of December 31, 2012 and 2011, respectively, regarding the purchase price allocation of Brasil Telecom in 2009 recognized by Coari. These reflect increases in tangible and intangible, net of the related tax effects.
(ii)	Reflects the inclusion of TNL, TMAR and Coari assets and liabilitiesunder Brazilian GAAP, amounting to approximately R$ 4,284 million.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

(Amounts in thousands of Brazilian reais, unless otherwise stated)

U.S. GAAP adjustment	2012 (i) (ii)	2011 (i) (ii)	2010 (i) (ii)
Net operating revenue	2,972,266	18,661,734	19,216,090
Cost of sales and services	(3,217,747)	(11,622,951)	(11,906,589)

Operating income (expenses):
Selling expenses	(578,703)	(3,934,443)	(3,861,321)
General and administrative expenses	(294,590)	(1,640,738)	(1,250,843)
Other operating income (expenses), net	(508,939)	(79,908)	(559,544)

Financial income (expenses), net	(350,960)	(3,370,676)	(2,351,381)

Income tax and social contribution	693,818	600,527	492,224

Total U.S. GAAP net loss adjustment	(1,284,856)	(1,386,455)	(221,364)

(i)	Reflects the retrospective adjustments using Brazilian GAAP amounts of the results of operations of TNL, TMAR and Coari for the period as from January 1, 2012 through February 26, 2012, the date the corporate restructuring was effective, as well as for the years ended December 31, 2011 and 2010, amounting to a net loss of approximately R$144 million and net income of R$127 million and R$1,362 million, respectively.
(ii)	Reflects the amortization of the fair value adjustments of the Coari acquisition of Brasil Telecom in 2009, net of their related tax effect, amounting to R$1,141 million, R$1,513 million and R$1,584 million for the years ended December 31, 2012, 2011 and 2010, respectively.

(b)    Business combinations prior to January 1, 2009

As from January 1, 2010, companies in Brazil adopted a new set of accounting policies consistent with IFRS, which in relation to Oi’s business combinations occurred after January 1, 2009 are not materially different from US GAAP. Prior to this date, accounting for business combinations was not specifically addressed under Brazilian GAAP.

For all business combinations prior to January 1, 2009, the Company typically recognized the difference between the purchase price and the historical book value of the assets acquired and liabilities assumed as goodwill, which was amortized over the estimated period over which the Company expected to benefit from the goodwill. This period was determined based on the reasons attributed by management for the payment of goodwill. A test for impairment was made at least annually or if there is an indication that the unit in which the goodwill was allocated may be impaired.

Under U.S. GAAP, for the acquisitions of interests in Pegasus, Way-TV, Paggo and TNCP (Amazônia) that occurred prior to January 1, 2009, the Company adopted the procedures determined by FASB ASC 805 Business Combinations, resulting in a difference as compared to the Company’s accounting policy in force prior to that date. The accounting method used under U.S. GAAP in business combination transactions is the “purchase method”, which requires that acquirers reasonably determine the fair-value of the identifiable assets and liabilities of acquired companies, individually, to determine goodwill paid.

Under U.S. GAAP, goodwill represents the excess of cost over the fair value of the net assets of the business acquired. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead tested

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

(Amounts in thousands of Brazilian reais, unless otherwise stated)

for impairment at least annually in accordance with the provisions of FASB ASC 350—Goodwill and Other Intangible Assets. FASB ASC 350 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with FASB ASC 350.

Under FASB ASC 350, the Company evaluates goodwill for impairment by determining the fair value of each reporting unit and comparing it to the carrying amount of the reporting unit on a yearly basis. To the extent the carrying amount of a reporting unit exceeds the respective fair value, the respective goodwill is considered to be impaired.

Reporting units

For U.S. GAAP purposes, the Company defines its reporting units, according to FASB ASC 280, as units comprising components with the same economic characteristics and which are reported together to the chief operating decision maker.

For U.S. GAAP purposes, the same way as for Brazilian GAAP, the Company’s management uses operating segment information for decision-making. The operating segments are identified according to the nature of the services and the technology used to provide the telecommunications services.

•	Fixed-line telephony/data: basically offers local and long distance voice transmission and data communication services;

•	Mobile telephony: offers primarily mobile voice, 3G data communication, and additional services, which include messaging services and interactivity; and

•	Other: includes the segment (i) internet service provider, whose revenue is mainly derived from Internet access services and online advertising, (ii) call center, whose revenue is mainly derived from third-party telemarketing services and customer service, (iii) TV, whose revenue is derived from pay TV services using both cable and DTH (Direct to home) technology, and (iv) means of payment, whose revenue is derived from accreditation and payment administration services using credit systems.

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

The Company was not required to recognize an impairment loss under US GAAP for any of the periods presented for any of its reporting units.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Acquisition of Pegasus

The Company acquired Pegasus in December 27, 2002. Under U.S. GAAP, of the difference amounting to R$253 million between the purchase price and the historical book value of the assets acquired and liabilities assumed, an amount of R$87 million was allocated to the data-transmission services reporting unit, since the acquisition of Pegasus generated a significant reduction in network maintenance costs for that reporting unit. The remaining portion in the amount of R$166 million was allocated to the fixed-line telecommunications services reporting unit, given that the acquisition of Pegasus allowed the fixed-line telecommunications services reporting unit, to expand its corporate market share by offering data transmission services throughout Brazil on a nationwide basis.

Acquisition of Way-TV

The Company acquired Way-TV in November 2007. For U.S. GAAP purposes, all initial goodwill recorded under Brazilian GAAP, in the amount of R$64 million, was allocated to intangible assets, together with an amount of R$17 million, which under Brazilian GAAP is recorded as interest expense and for U.S. GAAP was included as part of the purchase price allocation. Under U.S. GAAP, the Company allocated R$56 million to the intangible asset “client base” and added R$25 million to the intangible asset “licenses”, which already existed on Way-TV’s balance sheet. The client base is amortized on a straight- line basis over the company’s churn rate of approximately 4 years and 6 months. The amount added to licenses is amortized over the remaining period of the licenses, which is 6 years and 10 months as of November 2007.

Acquisition of Paggo

The Company acquired Paggo in December 2007. For U.S. GAAP purposes, the initial goodwill recorded under Brazilian GAAP, in the amount of R$80 million, has been subject to fair value valuation but no intangible assets or fair value adjustments were identified, maintaining the same amount of goodwill under U.S. GAAP, which has been assigned to the reporting unit mobile telecommunications services.

In 2011, following the completion of the sale of a 50% interest in this business, the Company recognized a U.S. GAAP adjustment of R$4 million relating to the gain on the sale that arose from the difference in the book value of the goodwill between Brazilian GAAP and U.S. GAAP on the date of sale.

(c)    Pension plans and other post-retirement benefits

Under Brazilian GAAP, amounts due to a multi-sponsored pension plan are treated on an accrual basis when the obligations fall due. In December 1999, the Company split-up the Sistel multi-sponsored defined benefit plan and formed a single-sponsored defined benefit plan. However, the Company and the co-sponsors of the multi-employer pension plan agreed to jointly maintain a plan offering the current levels of benefits under Sistel for those employees who have retired before January 30, 2000. On September 21, 2000, the Company created a new defined contribution plan, which replaced the defined benefit plan by migrating active employees to the new plan. By the end of March 2001, the deadline for voluntary migrations, 96.0% of the active

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

(Amounts in thousands of Brazilian reais, unless otherwise stated)

participants of the previous plan had migrated to the new defined contribution plan and the accrual of future benefits under the defined benefit plan relating to the post-retirement health care plan for these participants was eliminated. Under Brazilian GAAP, there was no requirement to recognize a gain or loss caused by a curtailment of a benefit plan. A summary of the actuarial position of plans which the Company sponsors, including the Company’s allocated assets and liabilities of multi-sponsored plans such as the PBS-A plan, is disclosed under Brazilian GAAP (Note 26). If a plan has a positive funded status, which is not expected to generate future benefits, the company does not recognize the funded status.

Under U.S. GAAP, the Company applies FASB ASC 715—Retirement Benefits, which requires an employer to recognize the over- or under-funded status of a defined benefit postretirement plan as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. The Company measured the defined benefit plan assets and obligations as of the balance sheet date. For U.S. GAAP purposes, the differences between the fair value of the net pension obligation (assets) and the amount already recognized through the statement of income and the related deferred tax effects that were recorded as adjustments directly to shareholders’ equity have been considered as other comprehensive income.

To calculate the funded status of the plans, the provisions of FASB ASC 715 “Retirement Benefits” were applied with effect from January 1, 1992 because it was not feasible to apply them from the effective date specified in such provisions. The supplemental disclosures as required under U.S. GAAP are also provided in Note 37. For U.S. GAAP purposes the funded status of the pension plans is presented as a prepaid asset according to FASB ASC 715.

For U.S. GAAP purposes, unrecognized net gain or losses are recognized following the “corridor” approach, i.e. the portion which exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan assets is recognized, and the unrecognized prior service cost or benefit and unrecognized transition obligation are deferred according to the actuarial valuation. These approaches have been applied also for Brazilian GAAP purposes. Under Brazilian GAAP, the Company recognizes an asset in case of express authorization for offsetting with future employer contribution.

U.S. GAAP do not require the sponsor to record actuarial calculations for multi-sponsored pension plans such as the PBS-A and contributions to such plans are recorded on an accrual basis. For U.S. GAAP purposes, refunds from these plans are recorded only upon the cash receipt.

In 2007, the Company made a payment in the amount of R$260 million to cover the increase in future contributions to the pension plan, due to changes in the actuarial assumptions. This amount was recorded as prepaid expenses under Brazilian GAAP, while under U.S. GAAP was recognized directly in earnings. Consequently, as from that date, the amortization of this prepaid expense under Brazilian GAAP is reversed for U.S. GAAP purposes.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(d)    Capitalized interest

Until December 31, 1993, capitalized interest was not added to the individual assets in property, plant and equipment; instead, it was capitalized separately and amortized over a period different from the estimated useful lives of the related assets. Under U.S. GAAP, capitalized interest is added to the individual assets and is amortized over their estimated useful lives.

Also, under Brazilian GAAP, as applied to companies in the telecommunications industry, interest attributable to construction in-progress was calculated, up to December 31, 1998, at the rate of 12% per annum of the balance of construction-in-progress and that part which related to interest on third party loans was credited to interest expense based on actual interest costs with the balance relating to self- funding being credited to capital reserves. Starting 1999, Brazilian Corporate Law required capitalization of interest on loans specifically related to financing of construction in progress, and interest on self- financing is no longer allowed.

Starting January 1, 2009, in accordance with Brazilian GAAP, financial charges on obligations financing assets and construction works in progress are capitalized, including interest expenses and certain foreign exchange differences. Under U.S. GAAP, the Company capitalizes only interest expenses to the extent that borrowings do not exceed the balances of construction in-progress, as generally foreign exchange differences are not eligible for being recorded as part of the cost of the asset.

(e)    Income tax and social contribution

The differences identified between Brazilian and U.S. GAAP regarding income taxes relate to the tax effects on the remaining adjustments included in the reconciliations of net income and shareholders’ equity. These differences are presented in the reconciliations under the line items “Deferred tax on above adjustments”, except for the adjustments relating to the accounting treatment of the combined entity (Note 32.1.a) which are presented net of the related tax effect. In addition, under Brazilian GAAP deferred taxes are classified entirely as non-current, while under U.S. GAAP deferred taxes are classified between current and non-current.

(f)    Valuation of long-lived assets

FASB ASC 360—Property, Plant and Equipment provides a single accounting model for the disposal of long-lived assets. FASB ASC 360 also changes the criteria for classifying an asset as held for sale; and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. In accordance with FASB ASC 360, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Brazilian GAAP requires an assessment which is performed annually or whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. For all periods presented, no impairment losses were recognized under Brazilian GAAP and U.S. GAAP.

(g)    Recent U.S. GAAP accounting standards updates

The following U.S. GAAP accounting pronouncements were adopted during the year ended 31 December, 2012:

•	In May 2011, the FASB issued Accounting Standards Update No. 2011-04, “Fair Value Measurement (“ASU 2011-04”), which amended Accounting Standards Codification (ASC) 820 to clarify existing guidance and minimize differences between US GAAP and IFRS. ASU 2011-04 requires entities to provide information about valuation techniques and unobservable inputs used in Level 3 fair value measurements and provide additional disclosure for classes of assets and liabilities as disclosed at fair value. We adopted ASU 2011 as of January 1, 2012, which did not have a material impact on our consolidated financial statements.

•	In June 2011, the FASB issued Accounting Standards Update No. 2011-05, “Statement of Comprehensive Income” (“ASU 2011-05”), which requires entities to present net income and other comprehensive income in either a single continuous statement or in two separate, but consecutive, statements of net income and other comprehensive income. ASU 2011-05 was effective for our fiscal year beginning January 1, 2012. The standard did not impact our reported results of operations and our financial statement presentation.

The following updates to accounting standards issued in recent years were not yet effective as of December 31, 2012:

•	Accounting standard update No. 2013-11 regarding Income Taxes (Topic 740), the amendments of which provide guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss, or tax credit carryforward exists.

•	Accounting standard update No. 2013-10 regarding Derivatives and Hedging (Topic 815), the amendments of which permit the Fed Funds Effective Swap Rate (also referred to as the Overnight Index Swap Rate) to be used as a U.S. benchmark interest rate for hedge accounting purposes under Topic 815, in addition to interest rates on direct Treasury obligations of the U.S. government and the London Interbank Offered Rate. These amendments also remove the restriction on using different benchmark rates for similar hedges.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

(Amounts in thousands of Brazilian reais, unless otherwise stated)

•	Accounting standard update No. 2013-09 regarding Fair Value Measurements (Topic 820), the amendments of which defer indefinitely the effective date of certain quantitative disclosures contained in FASB Accounting Standards Update No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, for investments held by a nonpublic employee benefit plan in its plan sponsor’s own nonpublic entity equity securities, including equity securities of its plan sponsor’s nonpublic affiliated entities. These amendments do not defer the effective date for those certain quantitative disclosures for other nonpublic entity equity securities held in the nonpublic employee benefit plan or any qualitative disclosures.

•	Accounting standard update No. 2013-07 regarding Presentation of Financial Statements (Topic 205), the amendments of which clarify when an entity should apply the liquidation basis of accounting and to provide principles for the measurement of assets and liabilities under the liquidation basis of accounting, as well as any required disclosures.

•	Accounting standard update No. 2013-04 regarding Presentation of Financial Statements (Topic 405), the amendments of which guidance for the recognition, measurement, and disclosure of obligations resulting from joint and several liability arrangements for which the total amount of the obligation within the scope of this Update is fixed at the reporting date, except for obligations addressed within existing guidance in U.S. GAAP. The guidance requires an entity to measure those obligations as the sum of the amount the reporting entity agreed to pay on the basis of its arrangement among its co-obligors and any additional amount the reporting entity expects to pay on behalf of its co-obligors. The guidance in this Update also requires an entity to disclose the nature and amount of the obligation as well as other information about those obligations.

•	Accounting standard update No. 2013-05 regarding Foreign Currency Matters (Topic 830), the amendments of which resolve the diversity in practice about whether Subtopic 810-10, Consolidation—Overall, or Subtopic 830-30, Foreign Currency Matters—Translation of Financial Statements, applies to the release of the cumulative translation adjustment into net income when a parent either sells a part or all of its investment in a foreign entity or no longer holds a controlling financial interest in a subsidiary or group of assets that is a nonprofit activity or a business (other than a sale of in substance real estate or conveyance of oil and gas mineral rights) within a foreign entity. In addition, the amendments in this Update resolve the diversity in practice for the treatment of business combinations achieved in stages (sometimes also referred to as step acquisitions) involving a foreign entity.

•	Accounting standard update No. 2013-03 regarding Financial Instruments (Topic 825), the amendments of which clarify the scope and applicability of a disclosure exemption that resulted from the issuance of Accounting Standards Update No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs. The amendment clarifies that the requirement to disclose “the level of the fair value hierarchy within which the fair value measurements are categorized in their entirety (Level 1, 2, or 3)” does not apply to nonpublic entities for items that are not measured at fair value in the balance sheet, but for which fair value is disclosed.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

(Amounts in thousands of Brazilian reais, unless otherwise stated)

•	Accounting standard update No. 2013-02 regarding Other Comprehensive Income (Topic 220), the amendments of which supersede and replace the presentation requirements for reclassifications out of accumulated other comprehensive income in ASUs 2011-05 (issued in June 2011) and 2011-12 (issued in December 2011) for all public and private organizations. The amendments would require an entity to provide additional information about reclassifications out of accumulated other comprehensive income.

•	Accounting standard update No. 2013-01 regarding Balance Sheet (Topic 210), the amendments of which clarify that the scope of Accounting Standards Update No. 2011-11, Disclosures about Offsetting Assets and Liabilities, would apply to derivatives including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or are subject to a master netting arrangement or similar agreement.

•	Accounting standard update No. 2012-02, “Intangible – Goodwill and Other”, which provides the option to perform a qualitative, rather than quantitative, assessment to determine whether it is more likely than not an indefinite-lived intangible asset is impaired. If the asset is considered impaired, an entity is required to perform the quantitative assessment under the existing guidance.

•	Accounting standard update No. 2011-11, “Disclosures about Offsetting Assets and Liabilities”, which requires entities to disclosure information about offsetting and related arrangements of financial instruments and derivatives instruments.

The Company is still accessing the impacts of the adoption of the standards mentioned above, although it does not expect a material impact on its financial statements.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

(Amounts in thousands of Brazilian reais, unless otherwise stated)

32.2 – Reconciliation of the differences between U.S. GAAP and Brazilian GAAP in equity as of December 31, 2012 and 2011

The following is a summary of the significant adjustments to shareholders’ equity as at December 31, 2012 and 2011 which would be required if U.S. GAAP had been applied instead of Brazilian GAAP in the consolidated financial statements.

Equity reconciliation	Note 32.1	2012	2011
Equity of Oi S.A. under Brazilian GAAP		11,316,554	10,589,172
Combined effect of entities under common control (net of taxes)	(a)	—	4,284,295
Fair value adjustments on BrT business combination (net of taxes)	(a)	8,510,064	9,651,198
Reversal of accumulated goodwill amortization under Brazilian GAAP	(b)	386,235	386,235
Additional accumulated depreciation of property, plant and equipment and intangible assets	(b)	(169,390)	(158,336)
Reversal of financial expense in acquisition of WAY TV	(b)	17,000	17,000
Indefeasible rights of use Pegasus	(b)	2,426	2,868
Pension and other post-retirement benefits:
TCSPREV	(c)	860,894	792,006
BrTPREV/PAMEC	(c)	(285,569)	(70,958)
TelemarPrev and PBS Telemar	(c)	306,417	650,623
TelemarPrev and PBS Telemar - Reversal of prepaid pension cost(c)		(127,881)	(154,254)
PBS-A(c)		—	(379,757)
Capitalized interest:
Gross amount	(d)	(87,098)	(36,285)
Accumulated depreciation	(d)	9,141	3,530
Deferred tax on above adjustments	(e)	(310,139)	(357,907)

Equity of Oi S.A. under U.S. GAAP		20,428,653	25,219,431

Attributable to controlling shareholders		20,428,653	13,826,235
Attributable to non-controlling shareholders		—	11,393,196

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

(Amounts in thousands of Brazilian reais, unless otherwise stated)

32.3 – Reconciliation of the differences between U.S. GAAP and Brazilian GAAP in net income for the years ended December 31, 2012, 2011 and 2010

The following is a summary of the significant adjustments to net income for the years ended December 31, 2012, 2011 and 2010 which would be required if U.S. GAAP had been applied instead of Brazilian GAAP in the consolidated financial statements.

Net Income Reconciliation	Note 32.1	2012	2011	2010
Net income of Oi S.A. under Brazilian GAAP		1,784,927	1,005,750	1,970,860
Combined effect of entities under common control (net of taxes)	(a)	(143,722)	126,761	1,362,265
Fair value adjustments on BrT business combination (net of taxes)	(a)	(1,141,134)	(1,513,216)	(1,583,629)
Difference in gain on sale of 50% of Pegasus	(a)	—	(4,024)	—
Additional depreciation of property, plant and equipment and intangible assets	(b)	(11,054)	(24,911)	(24,911)
Indefeasible rights of use Pegasus	(b)	(442)	(442)	(442)
Pension and other post-retirement benefits:
TCSPREV – Change in prepaid pension cost	(c)	109,435	69,482	130,878
BRTPREV and PAMEC	(c)	(3)	(2,222)	—
TelemarPrev and PBS Telemar—Change in prepaid pension cost(c)		95,383	74,544	60,959
TelemarPrev and PBS Telemar—Reversal of amortization of prepaid pension cost(c)		26,373	26,373	26,373
PBS-A(c)		379,757	(379,757)	—
Capitalized interest:
Gross amount	(d)	(50,813)	(28,062)	(8,223)
Accumulated depreciation	(d)	5,611	1,961	1,569
Deferred tax on above adjustments	(e)	(188,443)	90,801	(63,309)

Net income of Oi S.A. under U.S. GAAP		865,873	(556,962)	1,872,390

Attributable to controlling shareholders		859,247	(296,462)	1,491,592
Attributable to noncontrolling shareholders		6,626	(260,500)	380,798

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

(Amounts in thousands of Brazilian reais, unless otherwise stated)

32.4 – Condensed financial statements in accordance with U.S. GAAP

We present below a set of condensed financial statements in accordance with U.S. GAAP, which reflect the U.S. GAAP adjustments disclosed above in Notes 32.2 and 32.3.

(a)    Condensed balance sheets as of December 31, 2012 and 2011

Condensed balance sheets	2012	2011
Current assets:
Cash and cash equivalents	4,413,042	11,024,676
Short-term investments	2,425,907	2,299,226
Trade receivable, net	7,018,497	5,860,872
Judicial deposits	2,068,315	2,162,355
Pension plan assets	9,311	237,348
Deferred taxes	657,716	642,615
Other current assets	5,209,714	4,014,501

Total current assets	21,802,502	26,241,593
Non-current assets:
Property, plant and equipment, net	24,640,410	23,165,129
Intangible assets, net	15,868,514	16,328,568
Long-term investments	63,692	69,595
Judicial deposits	9,722,731	7,785,728
Deferred taxes	2,903,831	4,806,079
Pension plan assets	1,140,543	1,163,553
Other non-current assets	2,504,782	1,821,559

Total non-current assets	56,844,503	55,140,211

Total assets	78,647,005	81,381,804

Current liabilities
Trade payable	4,689,809	4,768,483
Loans and financing	3,113,621	4,599,796
Deferred taxes	—	372,071
Provisions	1,569,356	1,795,373
Provision for pension plan	103,666	77,745
Licenses and concessions payable	1,058,881	415,719
Other current liabilities	6,592,050	5,456,685

Total current liabilities	17,127,383	17,485,872
Non-current liabilities
Loans and financing	30,232,468	25,168,553
Deferred taxes	—	2,387,991
Provisions	4,851,273	5,099,575
Provision for pension plan	766,040	616,916
Licenses and concessions payable	1,099,116	1,428,441
Other non-current liabilities	4,142,072	3,975,025

Total non-current liabilities	41,090,969	38,676,501

Total liabilities	58,218,352	56,162,373

Equity attributable to controlling shareholders	20,428,653	13,826,235

Equity attributable to non-controlling shareholders	—	11,393,196

Total equity	20,428,653	25,219,431

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(b)    Condensed Income Statements for the years ended December 31, 2012, 2011 and 2010

Condensed income statements	2012	2011	2010
Net operating revenue	28,141,496	27,906,989	29,479,382
Cost of sales and services	(15,825,268)	(16,179,648)	(16,576,259)

Gross profit	12,316,228	11,727,341	12,903,123
Operating income (expenses):
Selling expenses	(5,344,802)	(5,058,970)	(4,837,550)
General and administrative expenses	(3,214,656)	(3,010,738)	(2,698,549)
Other operating income (expenses), net	(19,286)	(945,648)	(1,075,274)

Operating income (loss) before financial income (expenses) and taxes	3,737,484	2,711,985	4,291,750
Financial income (expenses), net	(2,617,300)	(3,470,650)	(2,439,859)

Income before taxes	1,120,184	(758,665)	1,851,891
Income tax and social contribution	(254,311)	201,703	20,500

Net income (loss)	865,873	(556,962)	1,872,390

Net income attributable to controlling shareholders	859,247	(296,462)	1,491,592
Net income attributable to non-controlling shareholders	6,626	(260,500)	380,798

Net income (loss) allocated to common shares - basic	289,299	(296,462)	613,215
Net income (loss) allocated to common shares - diluted	289,299	(296,462)	620,032
Net income (loss) allocated to preferred shares - basic (i)	569,948	—	878,378
Net income (loss) allocated to preferred shares - diluted (i)	569,948	—	871,561
Weighted average number of outstanding shares (in thousands of shares)
Common shares - basic	504,990	456,149	342,917
Common shares - diluted	504,990	465,598	352,283
Preferred stock - basic	994,880	536,927	491,199
Preferred stock - diluted	994,880	540,924	495,194
Net income (loss) per share (in Reais):
Common shares - basic	0.57	(0.65)	1.79
Common shares - diluted	0.57	(0.65)	1.76
Preferred stock - basic (i)	0.57	—	1.79
Preferred stock - diluted (i)	0.57	—	1.76

(i)	Under the Brazilian Corporation Law, preferred shareholders are not obligated to absorb losses, and such losses are exclusively attributed to common shareholders.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(c)    Condensed Statement of Comprehensive Income for the years ended December 31, 2012, 2011 and 2010

Condensed statement of comprehensive income	2012	2011	2010
Net income (loss) for the year	865,873	(556,962)	1,872,390
Other comprehensive income (loss) for the year
Pension of Telemar	(439,589)	(116,179)	(102,347)
Pension of TCS Prev	(40,547)	(6,252)	16,367
Pension of BRTPrev/Pamec	(214,608)	(79,561)	(8,640)

Pension related	(694,744)	(201,992)	(94,620)
Hedging financial instruments	211,412	988	—

Total other comprehensive loss, before tax	(483,332)	(201,004)	(94,620)
Tax effect on other comprehensive income (loss):
Pensions	236,213	68,677	32,171
Hedging financial instruments	(71,880)	(336)	—

Total other comprehensive loss	(318,999)	(132,663)	(62,449)

Total comprehensive income (loss)	546,874	(689,624)	1,809,941

Attributable to controlling shareholders	540,248	(369,532)	1,438,247
Attributable to non-controlling shareholders	6,626	(320,092)	371,694

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(d)    Condensed Statement of Changes in Equity for the years ended December 31, 2012, 2011 and 2010

Condensed statement of changes in equity	Attributable to controlling shareholders	Attributable to non- controlling shareholders	Total shareholders’ equity
Balance as of December 31, 2009, as previously reported	11,650,001	10,317,000	21,967,001
Prior period adjustment (see Note 32.7)	236,287	(1,148,878)	(912,591)
Balance as of January 1, 2010, as restated	11,886,288	9,168,122	21,054,410
Dividends and interest on capital	(1,533,880)	(362,138)	(1,896,018)
Other comprehensive income	(53,346)	(9,103)	(62,449)
Other	2,111	7,449	9,561
Net income for the year	1,491,593	380,798	1,872,390

Balance as of December 31, 2010	11,792,766	9,185,128	20,977,894
Redeemable bonus shares of BrT	—	(761,763)	(761,763)
Share capital increase of TNL through cash contributions	2,978,006	2,976,548	5,954,554
Dividends and interest on capital	—	(269,964)	(269,964)
Change in equity interest percentage	(582,598)	582,598	—
Other comprehensive income	(73,070)	(59,592)	(132,662)
Other	7,594	741	8,335
Net loss for the year	(296,462)	(260,500)	(556,962)

Balance as of December 31, 2011	13,826,236	11,393,196	25,219,431
Corporate reorganization	11,359,320	(11,359,320)	—
Withdrawal rights related to the corporate reorganization	(2,008,325)	—	(2,008,325)
Share issue costs	(56,609)	—	(56,609)
Redemption of bonus shares	(492,285)	—	(492,285)
Dividends and interest on capital	(2,702,504)	(1,536)	(2,704,040)
Acquisition of non-controlling interests	35,032	(35,032)	—
Change in equity interest percentage	3,916	(3,916)	—
Other comprehensive income	(318,999)	—	(318,999)
Other	(76,376)	(18)	(76,393)
Net income for the year	859,247	6,626	865,873

Balance as of December 31, 2012	20,428,653	—	20,428,653

(e)    Condensed Statement of Cash Flows

Condensed statement of cash flows	2012	2011	2010
Cash flow from operating activities	4,510,301	6,597,344	8,469,367
Cash flow from investing activities	(7,214,154)	(8,140,389)	(4,618,502)
Cash flow from financing activities	(3,903,310)	3,355,304	(1,004,193)
Effect of exchange differences	(4,471)	160,217	—

	(6,611,634)	1,972,476	2,846,672

Cash and cash equivalents at the end of the period	4,413,042	11,024,676	9,052,200
Cash and cash equivalents at the beginning of the period	11,024,676	9,052,200	6,205,528

Change in cash and cash equivalents	(6,611,634)	1,972,476	2,846,672

The effects of the U.S. GAAP adjustments refer mainly to the retrospective effect of corporate reorganization, as mentioned in Note 32.1.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

(Amounts in thousands of Brazilian reais, unless otherwise stated)

32.5 – Additional disclosures in accordance with U.S. GAAP

In addition to the condensed financial statements presented above, we provide below some additional disclosures prepared under U.S. GAAP.

Regarding segment information, we refer to Note 27 that includes the financial information used for decision-making purposes. We highlight that U.S. GAAP adjustments presented in this Note 32 would impact each of the segment measures used by the chief operating decision maker.

(a)    Net operating revenues

The detail of net operating revenues in the years ended December 31, 2012, 2011 and 2010 is as follows:

Net operating revenue	2012	2011	2010
Gross operating revenue	44,275,981	43,867,792	45,928,226
Deductions from gross revenue:
Taxes	(9,922,658)	(10,109,721)	(10,840,187)
Other deductions	(6,211,827)	(5,851,082)	(5,608,657)

Net operating revenue	28,141,496	27,906,989	29,479,382

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(b)    Expenses by nature

In the years ended December 31, 2012, 2011 and 2010, the nature of operating expenses was as follows:

Operating expenses by nature	2012	2011	2010
Third party services	(8,236,753)	(7,607,143)	(6,975,594)
Depreciation and amortization	(5,270,377)	(5,685,721)	(6,214,980)
Interconnection	(4,414,481)	(4,651,235)	(5,070,473)
Personnel	(2,014,493)	(1,884,006)	(1,620,383)
Rents and insurance	(1,806,723)	(1,657,934)	(1,523,419)
Telecommunications Inspection Fund (FISTEL) fee	(714,804)	(673,832)	(649,038)
Provision for doubtful accounts	(596,440)	(920,872)	(979,100)
Costs of handsets and other	(541,982)	(232,191)	(149,211)
Advertising and publicity	(486,431)	(558,941)	(536,741)
Materials	(156,600)	(191,307)	(215,225)
Concession Agreement Extension Fee—ANATEL	(137,068)	(119,200)	(157,611)
Other costs and expenses	(8,574)	(66,974)	(20,583)

	(24,384,725)	(24,249,356)	(24,112,358)

Classified as:
Cost of sales and/or services	(15,825,268)	(16,179,648)	(16,576,259)
Selling expenses	(5,344,802)	(5,058,970)	(4,837,550)
General and administrative expenses	(3,214,656)	(3,010,738)	(2,698,549)

	(24,384,725)	(24,249,356)	(24,112,358)

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(c)    Other operating income (expenses)

In the years ended December 31, 2012, 2011 and 2010, other operating income (expenses) were recognized under the following captions:

Other operating income (expenses)	2012	2011	2010
Other operating income
Tax recoveries and recovered expenses	732,123	297,742	449,009
Rental of operational infrastructure and other	447,051	400,501	324,878
Fines	261,992	232,918	254,894
Technical and administrative services	118,662	122,039	117,061
Income from asset sales	425,549	170,536	61,871
Other income	204,538	269,892	124,284

	2,189,914	1,493,628	1,331,997

Other operating expenses
Taxes	(996,654)	(892,166)	(769,441)
Provisions (reversals)	(441,473)	(929,241)	(843,539)
Employee and management profit sharing	(420,451)	(57,939)	(318,322)
Write-off of property, plant and equipment	(151,468)	(135,527)	(148,585)
Court fees	(68,054)	(47,893)	(75,419)
Fines	(35,711)	(62,950)	(25,452)
Provision for pension and related funds	(3,361)	(7,823)	(14,221)
Other expenses	(92,029)	(305,737)	(212,292)

	(2,209,201)	(2,439,276)	(2,407,271)

	(19,286)	(945,648)	(1,075,274)

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(d)    Financial income (expenses)

In the years ended December 31, 2012, 2011 and 2010, financial income (expenses) were recognized under the following captions:

Financial income (expenses)	2012	2011	2010
Financial income
Interest and monetary correction on other assets	780,142	681,931	743,168
Exchange differences on translation foreign short and long term equivalents	616,546	241,127	—
Investments yield	608,273	1,019,857	913,751
Dividends received (i)	99,181	187,836	—
Other	228,302	95,874	272,551

	2,332,444	2,226,625	1,929,470

Financial expenses
Inflation adjustment and exchange differences on third-party loans	(1,336,344)	(1,030,099)	207,146
Interest on outstanding loans from third parties	(1,639,893)	(1,584,487)	(1,926,652)
Interest on debentures	(661,182)	(669,584)	(718,293)
Interest and inflation adjustment on other liabilities	(586,443)	(893,820)	(506,464)
Inflation adjustment of provisions	(286,197)	(382,119)	(417,641)
Tax on transactions and bank fees	(274,398)	(410,897)	(353,825)
Derivative transactions	244,358	209,929	(501,270)
Impairment of available for sale financial assets (i)	(59,354)	(667,926)	—
Exchange differences on translation foreign short and long term equivalents	—	—	(32,762)
Interest on taxes in installments—tax financing program	(94,489)	(177,847)	(84,709)
Other	(255,802)	(90,425)	(34,859)

	(4,949,744)	(5,697,275)	(4,369,329)

	(2,617,300)	(3,470,650)	(2,439,859)

(i)	Dividends received and depreciation of financial assets available for sale relates to the investment held by TMAR in Portugal Telecom.

(e)    Income tax expense

The composition of income tax and the reconciliation between nominal and effective tax rate for the years ended December 31, 2012, 2011 and 2010 is as follows:

Income Tax and Social Contribution	2012	2011	2010
Current taxes	(1,014,883)	(659,950)	(688,485)
Deferred taxes	760,572	861,652	708,985

Total income tax and social contribution	(254,311)	201,702	20,500

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Income Tax Reconciliation	2012	2011	2010
Income (loss) before taxes	1,120,184	(758,665)	1,851,891
Income of companies not subject to income tax and social contribution calculation	(8,348)	(13,236)	2,800
Total taxable income	1,111,836	(771,901)	1,854,691

Income tax and social contribution at statutory rate (34%) (10%+15%+9%=34%)	(378,024)	262,446	(630,595)
Tax effects of interest on capital	(4,406)	642	74,866
Tax incentives (basically, operating income)	180,281	129,589	126,931
Tax effects on permanent exclusions (additions)	(20,433)	8,005	172,849
Compensation of tax loss carry forwards not previously recognized of subsidiaries	613	197	31,492
Unrecognized deferred tax assets	(41,022)	(47,970)	(19,234)
Recognized deferred tax assets related to prior years (i)	8,681	27,599	264,191
Write-off of deferred tax losses related to corporate restructuring	—	(178,807)	—
Income tax and social contribution effect on the income statement	(254,310)	201,701	20,500

Effective rate	-22.87%	-26.13%	1.11%

(i)	Refers basically to the recognition of deferred taxes since the reviewed earnings projections point to the recoverability of these amounts.

(f)    Cash and cash equivalents

The composition of cash and cash equivalents as of December 31, 2012 and 2011 is as follows:

Cash and cash equivalents	2012	2011
Cash and banks	346,874	461,974
Exclusive investment funds	3,654,226	8,599,743
Bank certificates of deposit (CDB)	356,205	594,755
Repurchase agreements	28,245	6,025
Time Deposits	23,145	1,141,331
Exchange coupon note	—	155,846
Others	4,347	65,002

	4,413,042	11,024,676

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The composition of short and long-term investments as of December 31, 2012 and 2011 is as follows:

Short and long-term investments	2012	2011
Exclusive investment funds	2,407,900	2,120,917
Private securities	81,699	247,904

	2,489,599	2,368,821

Current	2,425,907	2,299,226
Non-current	63,692	69,595

The nature of exclusive investment funds included in cash equivalents and cash investments is as follows:

Exclusive investment funds	2012	2011
Repurchase agreements	3,104,259	4,884,190
Bank certificates of deposit (CDBs)	124,788	3,520,712
Time deposits	343,279	87,851
Government securities	49,979	104,810
Other	31,921	2,180

Securities classified as cash equivalents	3,654,226	8,599,743

Government securities	2,394,654	1,830,547
Bank certificates of deposit (CDBs)	—	61,800
Time deposits	—	227,380
Other	13,246	1,190

Classified as cash investments	2,407,900	2,120,917

Total exclusive investment funds	6,062,126	10,720,660

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(g)    Deferred taxes

The composition of deferred tax assets and liabilities as of December 31, 2012 and 2011 is as follows:

	2012	2011
Nature of deferred taxes:
Tax loss carryforwards	2,360,835	1,965,528
Provisions	1,989,192	2,147,344
Provision for doubtful accounts	621,917	625,835
Available-for-sale financial assets	241,826	227,095
Business combinations - goodwill (i)	2,010,321	2,197,943
Other temporary additions and deductions	918,776	835,532

Total gross deferred tax assets	8,142,867	7,999,277
Valuation allowance	(154,849)	(279,919)

Net deferred tax assets	7,988,018	7,719,358

Business combinations - other intangibles (i)	(4,368,766)	(4,958,005)
Provisions for pension funds	(57,705)	(72,721)

Total gross deferred tax liabilities	(4,426,471)	(5,030,726)
Total net	3,561,547	2,688,632

Classified as:
Assets: (i)
Current	657,716	642,615
Non-current	2,903,831	4,806,079

	3,561,547	5,448,694

Liabilities: (i)
Current	—	(372,071)
Non-current	—	(2,387,991)

	—	(2,760,062)

Total net	3,561,547	2,688,632

(i)	As of December 31, 2011, deferred tax liabilities related to the BrT business combination were presented as current and non-current liabilities as these deferred taxes were recorded in a separate tax-paying and legal company. As a result of the corporate reorganization undertaken by the Oi group in March 2012, the company where those deferred taxes were recorded ceased to exist and accordingly these deferred taxes are now included in the financial statements of Oi S.A. and as such were presented net of deferred tax assets recognized by this entity as of December 31, 2012.

For the year ended December 31, 2012, total valuation allowance decreased by R$125,070 to R$154,849 on December 31, 2012. It is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

The tax loss carryfowards of approximately R$2,361 million do not expire, and may be carried forward indefinitely.

The company and its subsidiaries file income tax returns in all jurisdictions in which they do business (Brazil is the only major tax jurisdiction) In Brazil, income tax returns are subject to review and adjustment by the tax authorities during a period of five calendar years. Positions challenged by the taxing authorities may be settled or appealed by the company.

As of December 31, 2012 the company has no unrecognized tax benefits, nor any interest and penalties thereon. Interest and penalties on an underpayment of income taxes are recognized as part of Interest expense and General and administrative expenses, respectively.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(h)    Judicial deposits

The composition of judicial deposits as of December 31, 2012 and 2011 is as follows:

Judicial Deposits	2012	2011
Civil	7,979,948	6,039,384
Labor	1,691,957	1,652,326
Tax	2,119,141	1,969,470
Court-blocked deposits	—	286,903

	11,791,046	9,948,083

Current	2,068,315	2,162,355
Non-current	9,722,731	7,785,728

(i)    Property, plant and equipment, net

The composition of Property, plant and equipment as of December 31, 2012 and 2011 is as follows:

			2012	2011
Property, Plant and Equipment	Cost	Accumulated depreciation	Net	Net
Transmission equipment	42,946,120	(32,450,292)	10,495,828	9,753,592
Infrastructure	26,111,365	(20,893,738)	5,217,627	5,036,236
Automatic switching equipment	18,972,909	(16,653,267)	2,319,642	2,213,383
Buildings	4,146,721	(2,797,660)	1,349,061	1,514,472
Work in progress	4,127,123	—	4,127,123	3,522,226
Other assets	4,923,791	(3,792,662)	1,131,129	1,125,220

	101,228,029	(76,587,619)	24,640,410	23,165,129

(j)    Intangible assets

The composition of intangible assets as of December 31, 2012 and 2011 is as follows:

	As of December 31,
			2012	2011
	Gross amount	Accumulated amortization	Net	Net
Intangible assets other than goodwill:
Licences (i)	18,463,138	(5,126,860)	13,336,278	14,022,160
Customer list	55,828	(55,828)	0	8,642
Indefeasible rights of use (IRU) (ii)	601,188	(426,318)	174,870	206,272
Computer software	6,203,117	(4,888,982)	1,314,135	1,220,352
Other	923,709	(289,489)	634,220	460,147

	26,246,980	(10,787,478)	15,459,502	15,917,573
Goodwill:
Pegasus	253,000	—	253,000	253,000
Paggo	40,235	—	40,235	40,235

	293,235	—	293,235	293,235
Trademark – internet	115,777	—	115,777	117,760

Total intangible assets	26,655,991	(10,787,478)	15,868,514	16,328,568

(i)	Includes mainly the fair value of intangible assets related to purchase of control of BrT.
(ii)	Refers to several indefeasible rights of use contracts of Pegasus.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(k)    Loans and financing

As at December 31, 2012 and 2011, this caption consists of:

Loans and financing	2012	2011
Financing	25,155,935	21,466,062
Accrued interest and other charges on financing	575,529	442,756
Debentures	7,920,740	8,141,100
Accrued interest on debentures	300,566	283,039
Incurred debt issuance cost	(606,681)	(564,608)

	33,346,089	29,768,349

Current	3,113,621	4,599,796
Non-current	30,232,468	25,168,553

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(l)    Provisions

As at December 31, 2012 and 2011, this caption consists of:

Provisions	2012	2011
Tax
State VAT (ICMS)	448,120	604,884
FUST/FUNTTEL	142,632	120,620
Tax on services (ISS)	65,711	38,532
Tax on net income (ILL)	19,478	27,741
INSS (joint liability, fees and severance pay)	11,726	16,368
Other claims	77,627	41,535

	765,294	849,680
Labor
Overtime	635,031	735,968
Indemnities	214,681	221,186
Stability / reintegration	180,713	151,770
Hazardous work conditions	172,887	226,273
Salary differences and related effects	83,482	243,393
Additional post-retirement benefits	98,135	76,435
Lawyers/expert fees	42,086	58,958
Severance pay	39,607	44,576
Labor fines	22,500	27,286
Severance pay fund (FGTS)	18,421	24,412
Employment relationship	5,161	3,934
Joint liability	4,352	10,207
Other claims	62,164	72,211

	1,579,220	1,896,609
Civil
Corporate law	2,333,980	2,350,071
ANATEL estimates	551,143	522,386
ANATEL fines	436,195	418,632
Small claims courts	108,479	196,385
Other claims	646,318	661,185

	4,076,115	4,148,659

	6,420,629	6,894,948
Current	1,569,356	1,795,373
Non-current	4,851,273	5,099,575

The detail of contingent liabilities as of December, 31 2012 and 2011 is as follows:

Contingent liabilities	2012	2011
Tax	17,260,147	18,252,182
Labor	1,051,868	1,262,177
Civil	991,269	1,262,449

	19,303,284	20,776,808

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(m)    Licenses and concessions payable

As at December 31, 2012 and 2011, this caption consists of:

Licenses and concessions payable	2012	2011
SMP	2,020,929	1,844,160
STFC concessions	137,068	—

	2,157,997	1,844,160

Current	1,058,881	415,719
Non-current	1,099,116	1,428,441

32.6 – Information related to pension plans

(a)    Change in benefit obligation

The following table sets forth the defined benefit parts of the plans of Telemar (TelemarPrev and PBS- Telemar) and Brasil Telecom (TCSPREV, BrTPrev and PAMEC) defined benefit pension plan’s changes in projected benefit obligation:

	2012			2011
	TCSPREV	BrTPREV and PAMEC	TelemarPrev and PBS -Telemar	TCSPREV	BrTPREV and PAMEC	TelemarPrev and PBS -Telemar
Projected benefit obligation at the beginning of the year	471,358	1,908,728	2,852,021	420,228	1,747,894	2,512,957
Service cost	1,751	2,422	11,249	1,161	1,807	5,809
Interest cost	47,390	189,650	285,900	43,844	180,747	261,745
Benefits paid	(31,768)	(153,524)	(250,727)	(29,035)	(155,132)	(180,411)
Participants’ contributions	—	—	50	—	53	71
Changes in assumptions	77,996	293,723	504,608	30,911	76,341	105,476
Actuarial (gain) loss	4,602	26,403	141,307	4,249	57,017	146,374

Projected benefit obligations at end of the year	571,330	2,267,402	3,544,408	471,358	1,908,728	2,852,021

(b)    Change in plan assets

The following table sets forth the change in the fair value of the assets:

	2012			2011
	TCSPREV	BrTPREV and PAMEC	TelemarPrev and PBS -Telemar	TCSPREV	BrTPREV and PAMEC	TelemarPrev and PBS -Telemar
Fair value of plan assets at the beginning of the year	1,376,345	1,213,901	3,502,597	1,242,078	1,104,844	3,205,169
Actual return on plan assets	198,527	241,268	598,765	163,302	173,403	477,678
Company’s contributions	—	94,835	93	—	90,693	90
Participants’ contributions	—	—	50	—	53	71
Benefits paid	(31,768)	(153,389)	(250,727)	(29,035)	(155,092)	(180,411)

Fair value of plan assets at end of year	1,543,104	1,396,615	3,850,778	1,376,345	1,213,901	3,502,597

(c)    Accrued prepaid pension cost

Prepaid pension cost recognized is computed as follows for the defined benefit pension plans and parts at December 31:

	2012			2011
	TCSPREV	BrTPREV and PAMEC	TelemarPrev and PBS -Telemar	TCSPREV	BrTPREV and PAMEC	TelemarPrev and PBS -Telemar
Funded (unfunded) status of plan	(971,774))	870,787	(306,370)	(904,987)	694,827	(650,576)

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(d)    Pension costs

Net periodic defined benefit pension cost for the years ended December 31, includes the following:

	2012
	TCSPREV	BrTPREV and PAMEC	TelemarPrev and PBS -Telemar
Net service cost	1,751	2,422	11,249
Interest cost	47,390	189,650	285,900
Expected return on plan assets	(156,476)	(136,664)	(392,439)

Net periodic pension cost (benefit)	(107,335)	55,408	(95,290)

	2011
	TCSPREV	BrTPREV and PAMEC	TelemarPrev and PBS -Telemar
Net service cost	1,161	1,807	5,809
Interest cost	43,844	180,747	261,745
Expected return on plan assets	(134,393)	(119,414)	(342,008)

Net periodic pension cost (benefit)	(89,388)	63,140	(74,454)

	2010
	TCSPREV	BrTPREV and PAMEC	TelemarPrev and PBS -Telemar
Net service cost	1,518	4,486	10,203
Interest cost	42,047	174,149	241,968
Expected return on plan assets	(131,221)	(106,456)	(313,029)

Net periodic pension cost (benefit)	(87,656)	72,179	(60,858)

The Company also participates in a multi-employer defined benefit pension plan (PBS-Assistidos) for employees, which had retired prior to the split-up of Sistel. The Company made no contributions to this plan during the years 2012, 2011 and 2010.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The net periodic pension cost expected to be recognized in 2013 are as follows:

	2010
	TCSPREV	BrTPREV and PAMEC	TelemarPrev and PBS -Telemar
Net service cost	1,837	782	12,441
Interest cost	49,310	194,520	306,347
Expected return on plan assets	(135,651)	(121,714)	(333,593)

Net periodic pension cost (benefit)	(84,504)	73,587	(14,803)

(e)    Assumptions used in each year (expressed in nominal terms)

The following actuarial assumptions were used to determine the actuarial present value of the Company’s projected benefit obligation:

	2012
	TCSPREV	BrTPREV and PAMEC	TelemarPrev and PBS -Telemar
Discount rate for determining projected benefit obligations	8.89%	8.89%	8.89%
Expected long-term rate of return on plan assets	9.52%	9.52%	9.52%
Annual salary increases	8.68%	8.68%	8.68%
Rate of compensation increase	4.50%	4.50%	4.50%
Inflation rate assumption used in the above	4.50%	4.50%	4.50%

	2011
	TCSPREV	BrTPREV and PAMEC	TelemarPrev and PBS -Telemar
Discount rate for determining projected benefit obligations	10.35%	10.35%	10.35%
Expected long-term rate of return on plan assets	11.50%	11.50%	11.50%
Annual salary increases	9.31%	9.31%	9.31%
Rate of compensation increase	4.50%	4.50%	4.50%
Inflation rate assumption used in the above	4.50%	4.50%	4.50%

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

(Amounts in thousands of Brazilian reais, unless otherwise stated)

	2010
	TCSPREV	BrTPREV and PAMEC	TelemarPrev and PBS -Telemar
Discount rate for determining projected benefit obligations	10.77%	10.77%	10.77%
Expected long-term rate of return on plan assets	10.95%	10.95%	10.95%
Annual salary increases	7.94%	7.95%	7.95%
Rate of compensation increase	4.50%	4.50%	4.50%
Inflation rate assumption used in the above	4.50%	4.50%	4.50%

(f)    Investment requirements

The Company has no specific investment targets. Its objective is to follow guidelines established by “Secretaria de Previdência Complementar” (Secretary for complementary pension plans), as shown below.

	2012
	TelemarPrev	PBS - Telemar
Equity securities	11.50%	11.50%
Debt securities	86.90%	86.90%
Real estate	1.10%	1.10%
Others	0.50%	0.50%

	2012
	TCSPREV	BrTPREV
Equity securities	11.50%	11.50%
Debt securities	86.90%	86.90%
Real estate	1.10%	1.10%
Others	0.50%	0.50%

(g)    Composition of plan assets

	TelemarPrev		PBS-Telemar
	2012	2011	2012	2011
Equity securities	11.50%	16.00%	11.50%	16.00%
Fixed income	86.90%	81.00%	86.90%	81.00%
Real estate	1.10%	2.00%	1.10%	2.00%
Other	0.50%	1.00%	0.50%	1.00%

Total	100.00%	100.00%	100.00%	100.00%

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

(Amounts in thousands of Brazilian reais, unless otherwise stated)

	TCSPREV		BrTPREV
	2012	2011	2012	2011
Equity securities	11.50%	16.00%	11.50%	16.00%
Fixed income	86.90%	81.00%	86.90%	81.00%
Real estate	1.10%	2.00%	1.10%	2.00%
Other	0.50%	1.00%	0.50%	1.00%

Total	100.00%	100.00%	100.00%	100.00%

(h)    Description of investment policies and strategies

The investment policies and strategies for the two single-employer benefit pension plans PBS-Telemar and TelemarPrev are subject to Resolution N° 3,121 of the National Monetary Council, which establishes investment guidelines.

TelemarPrev is a defined contribution plan with individual capitalization. Management allocates the investments in order to conciliate the expectations of the sponsors, active and assisted participants. The assets on December 31, 2012 consists mainly of the following portfolio: 86.9%% in debt securities, 11.5% in equity of Brazilian companies and 1.6% in real estate and other assets.

PBS-Telemar plan is closed for new participants and the vast majority of the current participants are receiving their benefits. The mathematical reserves are readjusted annually considering an interest rate of 6% per annum over the variation of the National Consumer Price Index (“INPC”). Therefore, management’s strategy is to guarantee resources that exceed this readjustment. Management also prepares a long-term cash-flow to match assets and liabilities. Therefore, debt securities investments are preferred when choosing the allocation of its assets, representing also 86.9% of the portfolio in December 31, 2012.

The investment policies and strategies for BrTPREV, TCSPREV and PAMEC is described in Investment Policy, which is approved annually by the pension fund’s board. It states that the investment decisions should consider: (i) capital preservation; (ii) diversification; (iii) risk tolerance; (iv) expected returns versus benefit plan’s interest rates; (v) compatibility between investments liquidity and pensions’ cash flows and (vi) reasonable costs. It also defines volume ranges for the different types of investment allowed for pension funds, which are: domestic fixed income, domestic equity, loans to pension fund’s members and real estate. In the fixed income portfolio, only low credit risk securities are allowed.

Derivative instruments are only permitted for hedging purposes. Loans are restricted to certain credit limits. Tactical allocation is decided by the investment committee, consisted of the pension fund’s officers, investment manager and one member designated by the Board. Execution is performed by the Finance Department.

Oi S.A. and Subsidiaries

Notes to the Consolidated Financial Statements

for the Years Ended December 31, 2012, 2011 and 2010

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(i)    Expected contribution and benefits

The estimated benefit payments, which reflect future services, as appropriate, are expected to be paid as follows (unaudited):

	PBS-Telemar	TelemarPrev
2013	18,484	177,569
2014	19,209	192,209
2015	19,955	203,258
2016	20,698	215,087
2017	21,465	226,820
2018 until 2021	119,454	1,327,567

	TCSPREV	BrTPREV
2013	34,105	158,511
2014	36,837	172,032
2015	38,031	178,591
2016	39,208	185,313
2017	40,358	192,186
2018 until 2021	217,134	1,067,581

32.7 – Restatement of beginning equity under U.S. GAAP

In connection with the preparation of the U.S. GAAP reconciliation of our 2010 financial statements included in this 2012 Form 20-F, the Company’s management identified an error in the calculation of deferred taxes and allocation of non-controlling interests under U.S. GAAP on the purchase accounting adjustments relating to the acquisition of Brasil Telecom S.A. in 2009. The impacts of this error corresponded to a decrease of total equity by R$913 million, reflecting an increase in deferred tax liabilities, of which R$1,149 million relate to a decrease in non-controlling interests and R$236 million relate to an increase in equity attributable controlling shareholders. This error had no impact on the Company’s results of operations for the year ended December 31, 2009.