Form 20-F
period 2013-12-31
OI S.A.
filed 2014-03-12
CIK 1160846

As filed with the Securities and Exchange Commission on March 11, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

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

The total number of issued shares of each class of stock of Oi S.A. as of December 31, 2013 was:

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

On March 6, 2014, the exchange rate for reais into U.S. dollars was R$2.309 to US$1.00, based on the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Brazilian Central Bank. The selling rate was R$2.343 to US$1.00 on December 31, 2013, R$2.044 to US$1.00 on December 31, 2012, and R$1.876 to US$1.00 on December 31, 2011, in each case, as reported by the Brazilian Central Bank. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate on March 6, 2014 may not be indicative of future exchange rates. See “Item 3. Key Information—Exchange Rates” for information regarding exchange rates for the real since January 1, 2009.

Solely for the convenience of the reader, we have translated some amounts included in “Item 3. Key Information—Selected Financial Information” and in this annual report from reais into U.S. dollars using the selling rate as reported by the Brazilian Central Bank on December 31, 2013 of R$2.343 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

Financial Statements

We maintain our books and records in reais. Our consolidated financial statements as of December 31, 2013 and 2012 and for the three years ended December 31, 2013 are included in this annual report.

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

Brazilian GAAP differs in certain important respects from accounting principles generally accepted in the United States, or U.S. GAAP. Differences between Brazilian GAAP and U.S. GAAP where applicable to Oi are summarized in note 31 to our audited consolidated financial statements included in this annual report.

Certain Defined Terms

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

Proposed Business Combination

On October 1, 2013, we entered into a memorandum of understanding, or the Memorandum of Understanding, with Portugal Telecom, AG Telecom Participações S.A., or AG Telecom, LF Tel S.A., or LF Tel, PASA Participações S.A., or PASA, EDSP75 Participações S.A., or EDSP, Bratel Brasil S.A., or Bratel Brasil, Avistar, SGPS, S.A., or BES, and Nivalis Holding B.V., or Ongoing, in which we and they agreed to the principles governing a series of transactions, including the business combination described below.

The business combination transaction involves three principal components:

•

a capital increase of our company in which we expect to issue common shares and preferred shares in an underwritten offering for an aggregate of at least R$7,000 million in cash, and common shares and preferred shares to Portugal Telecom in exchange for the contribution by Portugal Telecom to our company of all of the shares of its subsidiary PT Portugal, which will at that time will own (a) all of the operating assets of Portugal Telecom, except interests held directly or indirectly in Oi and Contax Holding, and (b) all of Portugal Telecom’s liabilities at the time of the contribution, which we refer to collectively as the Oi capital increase;

•

a merger of shares (incorporação de ações) under Brazilian law, a Brazilian transaction in which, subject to the approvals of the holders of voting shares of our company and TmarPart, all of the shares of our company not owned by TmarPart will be exchanged for TmarPart common shares and we will become a wholly-owned subsidiary of TmarPart, which we refer to as the merger of shares; and

•

a merger (incorporação) under Portuguese and Brazilian law, of Portugal Telecom with and into TmarPart, with TmarPart as the surviving company in which the shareholders of Portugal Telecom will receive an aggregate number of TmarPart shares equal to the number of TmarPart shares held by Portugal Telecom immediately prior to the merger, which we refer to as the merger.

In connection with the business combination, we expect that:

•	TmarPart will enter into several additional transactions designed to recapitalize TmarPart so that at the time of the merger of shares, TmarPart will have no net debt;

•	TmarPart and our company will enter into merger transactions in order to simplify the ownership structure of TmarPart;

•	The shares of TmarPart will be listed on the Novo Mercado segment of the BM&FBOVESPA and on the NYSE Euronext Lisbon, and ADSs representing the shares of TmarPart will be listed on the NYSE; and

•	The shareholders agreements among the shareholders of TmarPart will be terminated.

We believe that the business combination will:

•

permit the formation of a single large multinational telecommunications company based in Brazil with more than 100 million customers in seven countries with a total population of approximately 260 million people;

•	maintain the continuity of operations under the trademarks of Oi and Portugal Telecom in their respective regions of operation, subject to unified control and management by TmarPart;

•	further consolidate the operations of our company and Portugal Telecom, with the goal of achieving

v

significant economies of scale, maximizing operational synergies, reducing operational risks, optimizing efficient investments and adopting best operational practices;

•	strengthen the capital structure of TmarPart, facilitating its access to capital and financial resources;

•

consolidate the shareholder bases of our company, Portugal Telecom and TmarPart as holders of a single class of common shares or ADSs traded on the Novo Mercado segment of the BM&FBOVESPA, the NYSE and NYSE Euronext Lisbon;

•	diffuse TmarPart’s shareholder base, as a result of which no shareholder or group of shareholders will hold a majority interest in TmarPart’s capital;

•	result in the adoption by TmarPart of the corporate governance practices of the Novo Mercado segment of the BM&FBOVESPA; and

•	promote greater liquidity of the TmarPart common shares than currently is available to holders of our shares and Portugal Telecom’s shares.

For more information on the proposed business combination and related transactions, see “Item 4. Information on the Company—Our History and Development—Proposed Business Combination.”

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

•	the cost and availability of financing;

•	the general level of demand for, and changes in the market prices of, our services;

•	our ability to implement our corporate strategies in order to expand our customer base and increase our average revenue per user;

•	political, regulatory and economic conditions in Brazil and the specific Brazilian states in which we operate;

•	inflation and fluctuations in exchange rates;

•	the outcomes of legal and administrative proceedings to which we are or become a party;

•	changes in telecommunications technology that could require substantial or unexpected investments in infrastructure or that could lead to changes in our customers’ behavior;

•	our ability to implement the business combination, including the acquisition of PT Portugal, the cash portion of the Oi capital increase, and the merger of shares;

•

following the pending completion of our acquisition of PT Portugal, the Portuguese government’s telecommunications policies that affect the telecommunications industry and the business of PT Portugal in general, including issues relating to the remuneration for the network we will acquire, and changes in or developments of ANACOM regulations applicable to PT Portugal;

•	our progress in integrating the operations of PT Portugal following our proposed acquisition of PT Portugal so as to achieve the anticipated benefits of this acquisition;

•	political, regulatory and economic conditions in Portugal and the African and Asian countries in which we will operate following the acquisition of PT Portugal; and

•	other factors identified or discussed under “Item 3. Key Information––Risk Factors.”

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

The following selected financial data have been derived from our consolidated financial statements. The selected financial data as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 have been derived from our audited consolidated financial statements included in this annual report. The selected financial data as of December 31, 2011, 2010 and 2009 and for the years ended December 31, 2010 and 2009 have been derived from our consolidated financial statements that are not included in this annual report.

Our consolidated financial statements are prepared in accordance with Brazilian GAAP, which differs in certain important respects from U.S. GAAP. Differences between Brazilian GAAP and U.S. GAAP where applicable to Oi are summarized in note 31 to our audited consolidated financial statements included in this annual report.

We have included information with respect to the dividends and/or interest attributable to shareholders’ equity paid to holders of our common shares and preferred shares since January 1, 2009 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date under the caption “Item 8. Financial Information—Dividends and Dividend Policy—Payment of Dividends.”

	As of and For the Year Ended December 31,
	2013(1)		2013		2012		2011		2010		2009
	(in millions of US$, except per share amounts)		(in millions of reais, except per share amounts and as otherwise indicated)

Income Statement Data:
Brazilian GAAP:
Net operating revenue	US$	12,131	R$	28,422	R$	25,161	R$	9,245	R$	10,263	R$	10,919
Cost of sales and services		(6,513)		(15,259)		(12,670)		(4,587)		(4,732)		(5,764)

Gross profit		5,618		13,163		12,491		4,659		5,531		5,155
Operating expenses		(3,362)		(7,876)		(7,731)		(3,091)		(3,072)		(6,232)

Operating income (loss) before financial income (expenses) and taxes		2,256		5,287		4,760		1,567		2,459		(1,077)
Financial income		587		1,375		2,275		1,406		979		630
Financial expenses		(1,985)		(4,650)		(4,491)		(1,478)		(1,060)		(912)

Financial income (expenses), net		(1,398)		(3,275)		(2,216)		(72)		(80)		(281)

Income (loss) before taxes		859		2,012		2,544		1,495		2,379		(1,358)
Income tax and social contribution		(222)		(519)		(760)		(490)		(408)		339

Net income (loss)	US$	637	R$	1,493	R$	1,785	R$	1,006	R$	1,971	R$	(1,019)

Net income (loss) attributable to controlling shareholders	US$	637	R$	1,493	R$	1,785	R$	1,006	R$	1,971	R$	(1,021)
Net income (loss) attributable to non-controlling shareholders		0		—		—		—		—		2
Net income (loss) applicable to each class of shares:
Common shares		200		469		560		316		619		(1,021)
Preferred shares		437		1,024		1,225		690		1,352		—
Net income (loss) per share(2):
Common shares – basic		0.39		0.91		1.09		0.61		1.20		(0.62)
Common shares – diluted		0.39		0.91		1.09		0.61		1.20		(0.62)
Preferred shares and ADSs – basic		0.39		0.91		1.09		0.61		1.20		—
Preferred shares and ADSs – diluted		0.39		0.91		1.09		0.61		1.20		—
Weighted average shares outstanding (in thousands):
Common shares – basic		—		514,758		514,758		514,758		514,758		514,758
Common shares – diluted		—		514,758		514,758		514,758		514,758		514,758
Preferred shares – basic		—		1,125,273		1,125,273		1,125,273		1,125,273		1,125,273
Preferred shares – diluted		—		1,125,273		1,125,273		1,125,273		1,125,273		1,125,273

(1)	Translated for convenience only using the selling rate as reported by the Central Bank of Brazil on December 31, 2013 for reais into U.S. dollars of R$2.343=US$1.00.
(2)	As required by CPC 41, we have adjusted retrospectively the calculation of basic and diluted earnings per share taking into consideration the shareholding structure resulting from our corporate reorganization. In addition, under the Brazilian Corporation Law, preferred shareholders are not obligated to absorb losses, and such losses are exclusively attributed to common shareholders. See “Presentation of Financial and Other Information—Corporate Reorganization” for more information regarding our corporate reorganization.

	As of and For the Year Ended December 31,
	2013(1)		2013		2012		2011		2010		2009
	(in millions of US$, except per share amounts)		(in millions of reais, except per share amounts and as otherwise indicated)

Income Statement Data:
U.S. GAAP:
Net operating revenue	US$	12,131	R$	28,422	R$	28,141	R$	27,907	R$	29,479	R$	29,861
Cost of sales and services		(7,028)		(16,467)		(15,825)		(16,180)		(16,576)		(18,371)

Gross profit		5,102		11,955		12,316		11,727		12,903		11,490
Operating expenses		(3,402)		(7,972)		8,579		9,016		8,611		3,691

Operating income (loss) before financial income (expenses) and taxes		1,700		3,983		3,737		2,712		4,292		7,799
Financial income (expenses), net		(1,409)		(3,302)		(2,617)		(3,471)		(2,440)		(2,385)

Income (loss) before taxes		290		681		1,120		(759)		1,852		5,414

Income tax and social contribution		(32)		(77)		(254)		202		20		(548)

Net income (loss)		257		604		866		(557)		1,872		4,866
Net income (loss) attributable to controlling shareholders (2)		257		604		859		(296)		1,492		3,933

Net income (loss) attributable to non-controlling shareholders (2)		—		—		7		(261)		381		933
Other comprehensive income (loss)		15		34		(319)		(133)		(62)		252

Comprehensive income (loss)		272		638		547		(690)		1,810		5,118

Net income (loss) applicable to each class of shares (3):
Common shares basic		80		190		289		(296)		613		1,617
Common shares diluted		80		190		289		(296)		620		1,637
Preferred shares and ADSs basic		176		414		570		—		878		2,316
Preferred shares and ADSs diluted		176		414		570		—		872		2,296
Net income (loss) per share:
Common shares – basic		0.15		0.37		0.57		(0.65)		1.79		4.72
Common shares – diluted		0.15		0.37		0.57		(0.65)		1.76		4.63
Preferred shares and ADSs – basic		0.15		0.37		0.57		—		1.79		4.72
Preferred shares and ADSs – diluted		0.15		0.37		0.57		—		1.76		4.63
Weighted average shares outstanding (in thousands):
Common shares – basic		—		514,758		504,990		456,149		342,917		342,837
Common shares – diluted		—		514,758		504,990		465,598		352,283		353,341
Preferred shares and ADSs – basic		—		1,125,270		994,880		536,927		491,199		490,860
Preferred shares and ADSs – diluted		—		1,125,270		994,880		540,924		495,194		495,601

(1)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank on December 31, 2013 for reais into U.S. dollars of R$2.343=US$1.00.
(2)	We adopted the provisions of FASB ASC 810-10-65-1, related to non-controlling interest, as of January 1, 2009.
(3)	In accordance with ASC 260, basic and diluted earnings per share have been calculated, for U.S. GAAP purposes, using the “two class method.” See note 31 to our audited consolidated financial statements which are included in this annual report.

	As of and For the Year Ended December 31,
	2013(1)		2013		2012		2011		2010		2009
	(in millions of US$, except per share amounts)		(in millions of reais, except per share amounts and as otherwise indicated)

Balance Sheet Data:
Brazilian GAAP:
Cash and cash equivalents	US$	1,035	R$	2,425	R$	4,408	R$	6,005	R$	3,217	R$	1,717
Cash investments		210		493		2,426		1,084		832		382
Trade accounts receivable, net		3,029		7,097		7,018		2,010		2,070		1,992
Total current assets		7,549		17,687		21,138		12,246		8,487		6,127
Property, plant and equipment, net		10,579		24,786		23,103		5,794		5,317		5,267
Intangible assets, net		1,673		3,919		4,196		1,085		1,318		1,572
Total assets		29,917		70,096		69,150		31,664		26,886		24,564
Short-term loans and financings (including current portion of long-term debt)		1,775		4,159		3,114		1,144		1,044		870
Total current liabilities		6,633		15,540		17,093		8,619		6,691		5,424
Long-term loans and financings		13,527		31,695		30,232		6,962		3,321		3,573
Share capital		3,189		7,471		7,309		3,731		3,731		3,731
Total equity		4,918		11,524		11,109		10,589		11,337		9,906
Shareholders’ equity attributable to controlling shareholders		4,918		11,524		11,109		10,589		11,337		9,905
Shareholders’ equity attributable to non-controlling shareholders		—		—		—		—		—		1

(1)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank on December 31, 2013 for reais into U.S. dollars of R$2.343=US$1.00.

	As of and For the Year Ended December 31,
	2013(1)		2013		2012		2011		2010		2009

	(in millions of US$, except per share amounts)		(in millions of reais, except per share amounts and as otherwise indicated)

Balance Sheet Data:
U.S. GAAP:

Cash and cash equivalents	US$	1,035	R$	2,425	R$	4,413	R$	11,025	R$	9,052	R$	6,206
Short-term investments		210		493		2,426		2,299		2,148		1,819
Property, plant and equipment, net		10,975		25,725		24,640		23,165		23,257		25,282
Intangible assets		6,260		14,666		15,869		16,329		17,197		18,431
Total assets		25,872		78,727		78,647		81,382		76,365		71,270
Short-term loans, financing and debentures ( including current portion of long-term debt)		1,775		4,159		3,114		4,600		7,144		8,552
Long-term loans, financing and debentures		13,527		31,695		30,232		25,169		21,991		21,366
Total Liabilities		25,059		58,713		58,218		56,162		55,387		50,215
Shareholders’ equity		8,538		20,013		20,428		25,219		20,978		21,054
Shareholders’ equity attributable to controlling shareholders (2)		8,538		20,013		20,428		13,826		11,793		11,886
Shareholders’ equity attributable to non-controlling shareholders (2)		—		—		—		11,393		9,185		9,168

(1)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank on December 31, 2013 for reais into U.S. dollars of R$2.343=US$1.00.
(2)	We adopted the provisions of FASB ASC 810-10-65-1, related to non-controlling interest, as of January 1, 2009.

Exchange Rates

The Brazilian foreign exchange system allows the purchase and sale of foreign currency and the international transfer of reais by any person or legal entity, regardless of the amount, subject to certain regulatory procedures.

Since 1999, the Brazilian Central Bank has allowed the U.S. dollar-real exchange rate to float freely, and, since then, the U.S. dollar-real exchange rate has fluctuated considerably.

In the past, the Brazilian Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Brazilian Central Bank or the Brazilian government will continue to permit the real to float freely or will intervene in the exchange rate market through the return of a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar and/or the euro substantially. Furthermore, Brazilian law provides that, whenever there is a significant imbalance in Brazil’s balance of payments or there are serious reasons to foresee a significant imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that such measures will not be taken by the Brazilian government in the future. See “—Risk Factors—Risks Relating to Brazil—Restrictions on the movement of capital out of Brazil may impair our ability to service certain debt obligations.”

The following table shows the commercial selling rate or selling rate, as applicable, for U.S. dollars for the periods and dates indicated. The information in the “Average” column represents the average of the exchange rates on the last day of each month during the periods presented.

	Reais per U.S. Dollar
Year	High		Low		Average		Period End
2009	R$	2.422	R$	1.702	R$	1.994	R$	1.741
2010		1.881		1.655		1.759		1.666
2011		1.902		1.535		1.671		1.876
2012		2.112		1.702		1.959		2.044
2013		2.446		1.953		2.161		2.343

	Reais per U.S. Dollar
Month	High		Low
September 2013	R$	2.390	R$	2.203
October 2013		2.212		2.161
November 2013		2.336		2.243
December 2013		2.382		2.310
January 2014		2.440		2.334
February 2014		2.424		2.333
March 2014(1)		2.324		2.309

(1)	Through March 6, 2014.

Source: Brazilian Central Bank

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

Our fixed-line telecommunications services in Region I (which consists of 16 Brazil states located in the northeastern and part of the northern and southeastern regions) and Region II (which consists of the Federal District and nine Brazilian states located in the western, central and southern regions) face increasing competition from mobile services as the prices for mobile services decline and approach those of fixed-line services. Based on information available from ANATEL, from December 31, 2010 to April 30, 2013 (the latest date for which such information is available from ANATEL), the number of fixed lines in service in Brazil increased from 42.0 million to 44.5 million. We expect (1) the number of fixed lines in service in Regions I and II to experience slow growth, as certain customers eliminate their fixed-line services in favor of mobile services, and (2) the use of existing fixed lines for making voice calls to decline as customers substitute calls on mobile phones in place of fixed-line calls as a result of promotional mobile rates (such as free calls within a mobile provider’s network). The rate at which the number of fixed lines in service in Brazil may decline depends on many factors beyond our control, such as economic, social, technological and other developments in Brazil. In addition, new fixed lines that we install are expected to be less profitable than existing ones because new fixed-line customers generally have lower average incomes than our existing customers, subscribe to our lower cost service plans and generate fewer chargeable minutes of usage. For the year ended December 31, 2013, our traditional local fixed-line telecommunications services represented 29.4% of our net operating revenue. Because we derive a significant portion of our net operating revenue from our traditional local fixed-line telecommunications services, the reduction in the number of our fixed-lines in service has negatively affected and is likely to continue to negatively affect our net operating revenue and margins.

We also compete in the market for local fixed-line services with other fixed-line service providers, primarily with Empresa Brasileira de Telecomunicações – Embratel, or Embratel, and GVT S.A., or GVT. In addition to direct competition for corporate customers Embratel competes with us for residential customers in Regions I and II with services that it provides using the cable infrastructure of its subsidiary, Net Serviços de Comunicação S.A., or Net. Net is a cable television company that is our main competitor in the broadband services market. Embratel is a subsidiary of América Móvil S.A.B. de C.V., or América Móvil, one of the leading telecommunications service providers in Latin America. Under an agreement entered into between Embratel and Net in November 2005, Net offers integrated voice, broadband and pay television services to the Brazilian residential market through a single network infrastructure. In addition, we compete in each of these service regions with smaller companies that have been authorized by ANATEL to provide local fixed-line services. Embratel, GVT and Net are each controlled by multinational companies that may have more significant financial and marketing resources, and greater abilities to access capital on a timely basis and on more favorable terms, than our company. Our loss of a significant number of fixed-line customers would adversely affect our net operating revenue and may adversely affect our results of operations. For a detailed description of our competition in the local fixed-line services market, see “Item 4. Information on the Company—Competition—Local Fixed-Line Services.”

Our mobile services face strong competition from other mobile services providers, which may adversely affect our revenues.

The mobile services market in Brazil is extremely competitive. We face competition from large competitors such as TIM Participações S.A., or TIM, Telefônica Brasil S.A., or Telefônica Brasil, which markets its mobile services under the brand name “Vivo,” and Claro S.A., or Claro. As of November 30, 2013, based on information regarding the total number of subscribers as of that date available from ANATEL we had a market share of 18.6% of the total number of subscribers in Brazil, ranking behind Telefônica Brasil with 28.7%, TIM with 27.0% and Claro with 25.2%, and we captured 10.7% of all net additions of mobile subscribers in Brazil (calculated based on the number of mobile subscribers at the end of a period less the number of mobile subscribers at the beginning of that period) during 2013. Telefônica Brasil, TIM and Claro are each controlled by multinational companies that may have more significant financial and marketing resources, and greater abilities to access capital on a timely basis and on more favorable terms, than our company.

Our ability to generate revenues from our mobile services business depends on our ability to increase and retain our customer base. Each additional customer subscribing to our service entails costs, including sales commissions and marketing costs. Recovering these costs depends on our ability to retain such customers. Therefore, high rates of customer churn could have a material adverse effect on the profitability of our mobile services business. During 2013, our average customer churn rate in the mobile services segment, representing the number of subscribers whose service was disconnected during each month, whether voluntarily or involuntarily, divided by the number of subscribers at the beginning of such month, was 4.2% per month.

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

In Brazil, unlike in the United States and elsewhere, a caller chooses its preferred long-distance carrier for each long-distance call, whether originated from a fixed-line telephone or a mobile handset, by dialing such carrier’s long-distance carrier selection code (Código de Seleção de Prestadora). The long-distance services market in Brazil is highly competitive. Our principal competitors for long-distance services are TIM and Embratel, which are currently offering long-distance services throughout Brazil at rates that are charged on a per call, rather than per minute, basis. We compete with Telefônica Brasil, which is the incumbent fixed-line service provider in Region III. Increased competition from long-distance service providers has resulted in pressure on our long-distance rates and adversely affected our revenue from these services. In addition, the proliferation of new types of service plans, such “same network” subscription plans that offer unlimited long distance calls and data combination plans are impacting the long-distance services market in Brazil. Competition in the long-distance market may require us to increase our marketing expenses and/or provide services at lower rates than those we currently expect to charge for such services. Competition in the domestic market has had and could continue to have a material adverse effect on our revenues and margins. See “Item 4. Information on the Company—Competition—Long-Distance Services.”

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

Companies in the telecommunications industry must adapt to rapid and significant technological changes that are usually difficult to anticipate. The mobile telecommunications industry in particular has experienced rapid and significant technological development and frequent improvements in capacity, quality and data-transmission speed. Technological changes may render our equipment, services and technology obsolete or inefficient, which may adversely affect our competitiveness or require us to increase our capital expenditures in order to maintain our competitive position. For example, we have made significant investments in the last three years in connection with the implementation of our UMTS (Universal Mobile Telecommunications System), or 3G, services, and we have begun investing in the implementation of our LTE (Long Term Evolution), or 4G, services. It is possible that alternative technologies may be developed that are more advanced than those we currently provide. We may not obtain the expected benefits of our investments if more advanced technologies are adopted by the market. Even if we adopt new technologies in a timely manner as they are developed, the cost of such technology may exceed the benefit to us, and we cannot assure you that we will be able to maintain our level of competitiveness.

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

For example, ANATEL has proposed new regulations under which it would modify the productivity discount factor, or Factor X, applicable to the determination of rate increases available to public concessionaires providing fixed-line services. These regulations were submitted for public consultation in July 2011 and the public consultation period ended on September 1, 2011. We expect these new regulations, as they may be modified as a result of ANATEL’s further analysis, to be adopted in 2014. We cannot predict when these regulations will be adopted or whether they will be adopted as proposed. Some of these regulations, if adopted, may have adverse effects on our revenues, costs and expenses, results of operations or financial position.

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

We provide fixed-line telecommunications services in Regions I and II pursuant to concession agreements with the Brazilian government. Our concession agreements expire on December 31, 2025, and may be amended by the parties every five years prior to the expiration date. In connection with each five year amendment, ANATEL has the right, following public consultations, to impose new terms and conditions in response to changes in technology, competition in the marketplace and domestic and international economic conditions.

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

On an almost weekly basis, we receive inquiries from ANATEL requiring information from us on our compliance with the various service obligations imposed on us by our concession agreements. If we are unable to respond satisfactorily to those inquiries or comply with our service obligations under our concession agreements, ANATEL may commence administrative proceedings in connection with such noncompliance. We have received numerous notices of the commencement of administrative proceedings from ANATEL, mostly due to our inability to achieve certain targets established in the General Plan on Quality Goals and the General Plan on Universal Service, among others. As of December 31, 2013, we had recorded provisions in the amount of R$1,045 million in connection with fines sought to be imposed by ANATEL. Additional fines from ANATEL or fines in excess of the provisioned amount could adversely impact our financial condition and results of operations. See “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry” and “Item 8. Financial Information—Legal Proceedings—Civil Claims—Administrative Proceedings.”

In addition, our authorizations to provide personal mobile services contain certain obligations requiring us to meet network scope and quality of service targets. If we fail to meet these obligations, we may be fined by ANATEL until we are in full compliance with our obligations and, in extreme circumstances, our authorizations could be revoked by ANATEL. For example, on July 23, 2012, ANATEL temporarily suspended our ability to accept new customers for our mobile services in the States of Amazonas, Amapá, Mato Grosso do Sul, Roraima and Rio Grande do Sul due to ANATEL’s perception of our failure to meet capital investment and quality of service commitments in those states. This suspension lasted for approximately two weeks until we were able to propose new quality of service goals to ANATEL. See “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry—Regulation of Mobile Services—Obligations of Personal Mobile Services Providers.”

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

We rely on few strategic suppliers of equipment, materials and services, including Nokia Solutions and Networks do Brasil Telecomunicações Ltda., or Nokia Solutions, Alcatel-Lucent Brasil S.A., or Alcatel-Lucent, Telemont Engenharia de Telecomunicações S.A., or Telemont, A.R.M. Engenharia Ltda., or A.R.M. Engenharia, and Huawei do Brasil Telecomunicações Ltda., or Huawei, to provide us with equipment, materials and services that we need in order to expand and to operate our business. There are a limited number of suppliers with the capability of providing the mobile network equipment and fixed-line network platforms that our operations and expansion plans require or the services that we require to maintain our extensive and geographically widespread networks. In addition, because the supply of mobile network equipment and fixed-line network platforms requires detailed supply planning and this equipment is technologically complex, it would be difficult for our company to replace the suppliers of this equipment. Suppliers of cables that we need to extend and maintain our networks may suffer capacity constraints or difficulties in obtaining the raw materials required to manufacture these cables. As a result, we are exposed to risks associated with these suppliers, including restrictions of production capacity for equipment and materials, availability of equipment and materials, delays in delivery of equipment, materials or services, and price increases. If these suppliers or vendors fail to provide equipment, materials or service to us on a timely basis or otherwise in compliance with the terms of our contracts with these suppliers, we could experience disruptions or declines in the quality of our services, which could have an adverse effect on our revenues and results of operations, and we might be unable to satisfy the requirements contained in our concession and authorization agreements.

Our controlling shareholder, TmarPart, has control over us and TmarPart’s interests may not be aligned with your interests.

We are controlled by TmarPart which, as of March 6, 2014 directly and indirectly held 56.4% of our outstanding voting shares, excluding treasury shares but including TmarPart’s direct ownership and indirect ownership through its subsidiary Valverde Participações S.A. or Valverde. TmarPart’s shareholders are parties to four shareholders’ agreements governing their equity interests in TmarPart. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—TmarPart Shareholders’ Agreements.” TmarPart is entitled to appoint a majority of the members of our board of directors, and it has the power to determine the decisions to be taken at our shareholders’ meetings on matters of our management that require the prior authorization of our shareholders, including in respect of related party transactions, corporate restructurings and the date of payment of dividends and other capital distributions. The decisions of TmarPart on these matters may be contrary to the expectations or preferences of holders of our securities, including holders of our common shares, preferred shares and ADSs.

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

As of December 31, 2013, we had total debt of R$35,854 million. We are subject to certain financial covenants that limit our ability to incur additional debt. Our existing level of indebtedness and the requirements and limitations imposed by our debt instruments could adversely affect our financial condition or results of operations. In particular, the terms of some of these debt instruments restrict our ability, and the ability of our subsidiaries, to:

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

If we are unable to incur additional debt, we may be unable to invest in our business and make necessary or advisable capital expenditures, which could reduce future net operating revenue and adversely affect our profitability. In addition, cash required to serve our existing indebtedness reduces the amount available to us to make capital expenditures. If our growth in net operating revenue slows or declines in a significant manner, for any reason, we may not be able to continue servicing our debt. If we are unable to meet our debt service obligations or comply with our debt covenants, we could be forced to renegotiate or refinance our indebtedness, seek additional equity capital or sell assets. We may be unable to obtain financing or sell assets on satisfactory terms, or at all. For more information regarding the debt instruments of our company and our indebtedness as of December 31, 2013, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

We are subject to numerous legal and administrative proceedings, which could adversely affect our business, results of operations and financial condition.

We are subject to numerous legal and administrative proceedings. It is difficult to quantify the potential impact of these legal and administrative proceedings. We classify our risk of loss from legal and administrative proceedings as “probable,” “possible” or “remote.” We make provisions for probable losses but do not make provisions for possible and remote losses. As of December 31, 2013, we had provisioned R$5,616 million for probable losses relating to various tax, labor and civil legal and administrative proceedings against us. As of December 31, 2013, we had claims against us of R$17,996 million in tax proceedings, R$877 million in labor proceedings and R$1,038 million in civil proceedings with a risk of loss classified as “possible” for which we had made no provisions.

We are not required to disclose or record provisions for proceedings in which our management judges the risk of loss to be remote. However, the amounts involved in certain of the proceedings in which we believe our risk of loss is remote could be substantial. Consequently, our losses could be significantly higher than the amounts for which we have recorded provisions.

If we are subject to unfavorable decisions in any legal or administrative proceedings and the losses in those proceedings significantly exceed the amount for which we have provisioned or involve proceedings for which we have made no provision, our results of operations and financial condition may be materially adversely affected. Even for the amounts recorded as provisions for probable losses, a judgment against us would have an effect on our cash flow if we are required to pay those amounts. Unfavorable decisions in these legal proceedings may, therefore, reduce our liquidity and adversely affect our business, financial condition and results of operations. For a more detailed description of these proceedings, see “Item 8. Financial Information—Legal Proceedings.”

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

Our business significantly depends on our customers’ ability to pay their bills and comply with their obligations to us. During 2013, we recorded provisions for doubtful accounts in the amount of R$850 million, or 3.0% of our net operating revenue, primarily due to subscribers’ delinquencies. As of December 31, 2013, our provision for doubtful accounts was R$654 million.

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

We may incur costs associated with the unauthorized and fraudulent use of our networks, including administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud also affects interconnection costs and payments to other carriers for non-billable fraudulent roaming. Improper use of our network could also increase our selling expenses if we need to increase our provision for doubtful accounts to reflect amounts we do not believe we can collect for improperly made calls. Any increase in the improper use of our network in the future could materially adversely affect our costs and results of operations.

Our operations are dependent upon our networks. A system failure could cause delays or interruptions of service, which could cause us to suffer losses.

Failure in our networks, or their backup mechanisms, may result in service delays or interruptions and limit our ability to provide customers with reliable service over our networks. Some of the risks to our networks and infrastructure include (1) physical damage to access lines and long-distance optical cables; (2) power surges or outages; (3) software defects; (4) disruptions beyond our control; (5) breaches of security; and (6) natural disasters. The occurrence of any such event could cause interruptions in service or reduce capacity for customers, either of which could reduce our gross operating revenue or cause us to incur additional expenses. In addition, the occurrence of any such event may subject us to penalties and other sanctions imposed by ANATEL and may adversely affect our business and results of operations.

The mobile telecommunications industry and participants in this industry, including us, may be harmed by reports suggesting that radio frequency emissions cause health problems and interfere with medical devices.

Media and other entities frequently suggest that the electromagnetic emissions from mobile handsets and base stations may cause health problems. If consumers harbor health-related concerns, they may be discouraged from using mobile handsets. These concerns could have an adverse effect on the mobile telecommunications industry and, possibly, expose mobile services providers to litigation. We cannot assure you that further medical research and studies will refute a link between the electromagnetic emissions of mobile handsets and base stations, including on frequency ranges we use to provide mobile services, and these health concerns. Government authorities could increase regulation on electromagnetic emissions of mobile handsets and base stations, which could have an adverse effect on our business, financial condition and results of operations. The expansion of our network may be affected by these perceived risks if we experience problems in finding new sites, which in turn may delay the expansion and may affect the quality of our services. ANATEL may enact new laws or regulations regarding electromagnetic emissions and exposure may be adopted that could have an adverse effect on our business.

Our commitment to meet the obligations of our employees’ pension plans, managed by Fundação Sistel de Seguridade Social and Fundação Atlântico de Seguridade Social may be higher than what is currently anticipated, and therefore, we may be required to make additional contributions of resources to these pension plans or to record liabilities or expenses that are higher than currently recorded.

As sponsors of certain private employee pension plans, which are managed by Fundação Sistel de Seguridade Social, or Sistel and Fundação Atlântico de Seguridade Social, or FATL, our subsidiaries cover the actuarial deficits of these pension benefit plans, which provide guaranteed benefits to our retirees and guaranteed future benefits to our current employees at the time of their retirement. As of December 31, 2013, our pension benefit plans had an aggregate deficit of R$643.6 million. Our commitment to meet these deficit obligations may be higher THAN WE currently anticipate, and we may be required to make additional contributions or record liabilities or expenses that are higher than we currently record, which may adversely affect our financial results. For a more detailed description of our pension plans, see “Item 6. Directors, Senior Management and Employees—Employees—Employee Benefits—Pension Benefit Plans.”

Risks Relating to the Proposed Business Combination

The increase in our share capital and the report on the value of PT Portugal, both of which are conditions to our acquisition of PT Portugal, have not been approved by the shareholders of our company, and the approval of the shareholders of Portugal Telecom of the report on the value of PT Portugal, which is a condition to Portugal Telecom’s obligation to contribute the shares of PT Portugal to our company, has not been obtained.

Under Brazilian law, prior to our acquisition of PT Portugal, the holders of our voting share capital must (1) approve the proposal to amend our authorized capital limit in order that we will have sufficient authorized shares to complete the Oi capital increase, (2) ratify the engagement of Banco Santander (Brasil) S.A., or Santander Brasil, to prepare the valuation report concerning the shares of PT Portugal that we will acquire in the Oi capital increase, (3) approve the valuation report prepared by Santander Brasil on the shares of PT Portugal that we will acquire in the Oi capital increase, which we refer to as the PT Assets Valuation Report, and (4) approve the proposed value of the shares of PT Portugal that Portugal Telecom will contribute to our company as payment for shares to be issued to Portugal Telecom in the Oi capital increase. We have called a meeting of our shareholders to be held on March 27, 2014 to consider these matters. Approval of these matters will require the affirmative vote of holders representing a majority of our common shares present or represented at this meeting. On January 8, 2014, the technical body of the CVM (the Superintendência de Relações com Empresas) issued an official opinion stating that the controlling shareholders of our company cannot vote with respect to the approval of the valuation of the shares of PT Portugal in the meeting of our shareholders called to consider these matters. We have appealed this decision to the full board of the CVM. If this appeal is successful, we have been advised that holders of our controlling shareholders intend to vote in favor of the approval of the valuation of the shares of PT Portugal. However, we can offer no assurances that the CVM will rule favorably on this appeal or that the CVM will rule of the appeal prior to the date of the shareholders meeting. Any decision by the CVM may be challenged by our company, our controlling shareholders or our minority shareholders in Brazilian courts. In addition, we can offer no assurances that if the CVM does not rule favorably on this appeal prior to the date of the shareholders meeting, the approval of the PT Assets Valuation Report will be obtained from our shareholders. The failure of our shareholders to approve the matters to be considered at this meeting would prevent our completion of the Oi capital increase.

Under the subscription agreement that we entered into with Portugal Telecom on February 19, 2014, or the PT subscription agreement, Portugal Telecom’s obligation to contribute the shares of PT Portugal to our company is subject to the satisfaction of several conditions, including the approval of the PT Assets Valuation Report by the shareholders of Portugal Telecom. Portugal Telecom has called a meeting of its shareholders to be held on March 27, 2014 to consider this matter. Approval of the PT Assets Valuation Report will require the affirmative vote of holders representing a majority of Portugal Telecom’s ordinary shares present or represented at this meeting. We can offer no assurances that the approval of the valuation of the shares of PT Portugal will be obtained from Portugal Telecom’s shareholders. The failure of Portugal Telecom’s shareholders to approve the valuation of the shares of PT Portugal at this meeting would prevent our completion of the Oi capital increase.

The Oi capital increase may not be successful and as a result, we may not meet certain conditions to Portugal Telecom’s obligation to contribute the shares of PT Portugal to our company.

Under the subscription agreement that we entered into with Portugal Telecom on February 19, 2014, or the PT subscription agreement, Portugal Telecom’s obligation to contribute the shares of PT Portugal to our company is subject to the satisfaction of several conditions, including (1) our obtaining proceeds in the cash portion of the Oi capital increase of at least R$7.0 billion, including proceeds of at least R$2.0 billion through the sale of share capital to Caravelas Fundo de Investimento em Ações, an investment fund managed by Banco BTG Pactual S.A., or Caravelas, and the shareholders of TmarPart, and (2) the settlement of the Oi capital increase on or prior to May 2, 2014. In the event that any of the conditions to Portugal Telecom’s obligation to contribute the shares of PT Portugal to our company, are not satisfied or waived by October 1, 2014, Portugal Telecom may, in its sole discretion, rescind the PT subscription agreement. In addition, Portugal Telecom has the right to terminate the PT subscription agreement if, after the bookbuilding process in the Oi capital increase, Portugal Telecom is expected to hold an interest of less than 36.6% of the share capital of TmarPart following the completion of the merger of shares, and we have the right to terminate the PT subscription agreement if, after the bookbuilding process in the Oi capital increase, Portugal Telecom is expected to hold an interest of more than 39.6% of the share capital of TmarPart following the completion of the merger of shares. As of the date of this annual report, we have not entered into any agreement with any underwriters of our shares which would obligate them to purchase shares in the Oi capital increase and our registrations with the CVM and the SEC of shares to be offered to the public in the Oi capital increase are not effective. The success of the Oi capital increase when commenced and the price of our shares in the Oi capital increase will depend in substantial part on factors outside of our control, including market conditions and investor demand for our shares. We can offer no assurances that the Oi capital increase will meet the conditions to Portugal Telecom’s obligation to contribute the shares of PT Portugal to our company or that the termination rights of our company or Portugal Telecom will not be triggered as a result of the bookbuilding process in the Oi capital increase, or that these rights, if triggered will be waived.

The merger of shares has not been approved by the boards of directors or shareholders of our company or TmarPart.

Under Brazilian law, prior to the submission of the merger of shares to the shareholders of our company and TmarPart, the boards of directors of our company and TmarPart must approve the merger of shares and the Protocol of Merger of Shares and Instrument of Justification (Protocolo e Justificação de Incorporação de Ações) between TmarPart and our company, which we refer to as the Oi merger agreement. Following the approval of the merger of shares and the Oi merger agreement by the boards of directors of our company and TmarPart, the merger of shares and the Oi merger agreement will be submitted to extraordinary general shareholders meetings of our company and TmarPart. Approval of the merger of shares will require (1) the affirmative vote of holders representing a majority of the number of issued and outstanding TmarPart common shares present or represented at a duly convened extraordinary general shareholders’ meeting, and (2) the affirmative vote of holders representing a majority of the total number of issued our common shares. We expect that our board of directors will approve the merger of shares and the Oi merger agreement at a meeting to be convened shortly after the completion of the global offering and we understand that TmarPart’s board of directors will approve the merger of shares and the Oi merger agreement at a meeting to be convened on the same date. However, we can offer no assurances that these approvals will be obtained. In addition, we have been advised that holders of a sufficient number of shares of our company and TmarPart intend to vote in favor of the merger of shares at the extraordinary general shareholders meetings of our companies to approve the merger of shares. However, we can offer no assurances that these approvals will be obtained.

The merger has not been approved by the boards of directors or shareholders of TmarPart or Portugal Telecom.

Under Brazilian and Portuguese law, prior to the submission of the merger to the shareholders of TmarPart and Portugal Telecom, the boards of directors of TmarPart and Portugal Telecom must approve the merger and the Protocol of Merger and Instrument of Justification (Protocolo e Justificação de Incorporação) between TmarPart and Portugal Telecom, which we refer to as the PT merger agreement. Following the approval of the merger and the PT merger agreement by the boards of directors of TmarPart and Portugal Telecom, the merger and the PT merger agreement will be submitted to extraordinary general shareholders meetings of TmarPart and Portugal Telecom. Approval of the merger will require (1) the affirmative vote of holders representing a majority of the number of issued and outstanding TmarPart common shares present or represented at a duly convened extraordinary general shareholders’ meeting, and (2) the affirmative vote of holders representing two-thirds of the total number of outstanding Portugal Telecom ordinary shares and A shares at an extraordinary general shareholders’ meeting duly convened on first call. We understand that the boards of directors of TmarPart and Portugal Telecom will approve the merger and the PT merger agreement at a meeting to be convened shortly after the completion of the global offering. However, we can offer no assurances that these approvals will be obtained. In addition, we have been advised that holders of a sufficient number of shares of TmarPart intend to vote in favor of the merger at the extraordinary general shareholders meeting of TmarPart to approve the merger. However, we can offer no assurances that this approval will be obtained. Finally, we can offer no assurances that the shareholders of Portugal Telecom will approve the merger.

ANATEL may impose significant obligations on TmarPart as conditions to its approval of the merger, and compliance with these obligations could materially and adversely affect the business, financial condition and results of operations of TmarPart following the merger.

Under Brazilian regulations, the merger must be submitted to ANATEL to assess its effects on the Brazilian telecommunications services market and to confirm whether the applicable requirements will be met. TmarPart submitted the merger to ANATEL on December 12, 2013. If ANATEL takes any action to impose conditions or performance commitments on TmarPart as part of the approval process for the merger, including conditions that would require TmarPart to undertake significant capital expenditures or would require us to divest any significant part of our assets, that action could materially and adversely affect the business, financial condition and results of operations of TmarPart following the merger and prevent TmarPart from achieving the anticipated benefits of the merger.

In addition, under the PT subscription agreement, Portugal Telecom’s obligation to contribute the shares of PT Portugal to our company is subject to the approval by ANATEL. We can offer no assurances that ANATEL will grant approval of the merger prior to the date specified in the condition to the PT subscription agreement, or at all. If ANATEL does not grant approval of the merger on a timely basis, we can offer no assurances that Portugal Telecom will waive this condition to its obligation to contribute the shares of PT Portugal to our company.

The Portuguese Competition Authority may prohibit the merger if it determines that the merger is capable of significantly impeding effective competition in the Portuguese market.

The merger is subject to clearance by the Portuguese Competition Authority, and may only be completed after such clearance is obtained following a non-opposition decision (express or tacit). Portugal Telecom submitted a formal filing to the Portuguese Competition Authority on January 23, 2014. The Portuguese Competition Authority may prohibit the merger if it determines that the merger is capable of significantly impeding effective competition in the Portuguese market.

In connection with the Portuguese antitrust review, the Portuguese Competition Authority may ask ANACOM to issue a non-binding opinion on the possible impact of the merger on the Portuguese electronic communications markets in which Portugal Telecom operates. In response to this request, ANACOM may suggest remedies to be adopted by the Portuguese Competition Authority to address effects that ANACOM considers may adversely affect consumers or competition in the Portuguese electronic communications markets.

Additionally, as Portugal Telecom is an active participant in the Portuguese television distribution market, the Portuguese Competition Authority may request an opinion from the Portuguese Media Regulation Authority (Entidade Reguladora para a Comunicação Social), or ERC, in connection with the Portuguese antitrust review.

We can offer no assurances that the Portuguese Competition Authority will not prohibit the merger or will not impose additional conditions to the approval of the merger.

In addition, under the PT subscription agreement, Portugal Telecom’s obligation to contribute the shares of PT Portugal to our company is subject to the approval by the Portuguese Competition Authority of the merger. We can offer no assurances that the Portuguese Competition Authority will grant approval of the merger prior to the date specified in the condition to the PT subscription agreement, or at all. If the Portuguese Competition Authority does not grant approval of the merger on a timely basis, we can offer no assurances that Portugal Telecom will waive this condition to its obligation to contribute the shares of PT Portugal to our company.

If Portugal Telecom fails to obtain all required consents, approvals and waivers, third parties may terminate or alter existing contracts.

Third parties hold pre-emption rights in certain licenses and assets of Portugal Telecom and such rights may be exercisable in connection with the business combination. Portugal Telecom is also a party to joint ventures, license agreements and other agreements and instruments, some of which contain change of control provisions that may be triggered by the business combination. In addition, other agreements of Portugal Telecom may require the payment of fees in connection with a change of control transaction. If Portugal Telecom is unable to obtain any necessary waiver or consent, the operation of change of control provisions or the exercise of pre-emption rights may cause the loss of significant contractual rights and benefits, the termination of joint venture agreements and licensing agreements or may require the renegotiation of financing agreements and/or the payment of significant fees. We cannot assure investors that we will be able to negotiate new agreements on terms as favorable to it as those that Portugal Telecom had, or at all.

Under the PT subscription agreement, Portugal Telecom’s obligation to contribute the shares of PT Portugal to our company is subject to the approval of creditors of Portugal Telecom, where necessary to complete the business combination, including waivers of creditors of Portugal Telecom. We can offer no assurances that Portugal Telecom will be able to obtain these approvals or the terms under which Portugal Telecom will obtain these approvals. If Portugal Telecom is unable to obtain these approvals, our ability to complete the business combination will be substantially impaired. In addition, if Portugal Telecom enters into agreements to obtain these approvals that impose material obligations on our company following the contribution of the shares of PT Portugal to our company or the merger, such additional obligations could have a material adverse effect on our results of operations or financial position.

The implementation of the business combination may face significant challenges, and the ultimate advantages expected to be derived  from this transaction will continue to be subject to a number of factors that are beyond our control.

The implementation of the business combination may present significant challenges, including unanticipated costs and delays, shareholder or creditor opposition, regulatory interference and excessive diversion of the attention of the management of our company, TmarPart and Portugal Telecom from the day-to-day management of our or their respective operating activities. If the senior management of our company, TmarPart and Portugal Telecom are unable to efficiently implement the business combination, the businesses of our company, TmarPart and Portugal Telecom could suffer. We cannot guarantee that the management of our company, TmarPart and Portugal Telecom will successfully or cost-effectively implement the business combination.

The business combination may not result in the benefits that we, TmarPart and Portugal Telecom seek to achieve.

The ultimate advantages that we expect to derive from the business combination, such as the achievement of economies of scale, the maximization of operational synergies, the reduction of operational risks, the optimization of efficient investments, the adoption of best operational practices, the increased liquidity for our shareholders and the shareholders of Portugal Telecom and the diversification of the shareholder bases of our company, TmarPart and Portugal Telecom, will depend upon, among other factors, the future performance of the combined company, market conditions, investor interest in the securities of the combined company, the retention of key employees, the successful integration of the companies, and general economic, political and business conditions in Brazil, Portugal and other countries in which we and Portugal Telecom operate. The integration of our company, TmarPart and Portugal Telecom will be a complex, costly and time-consuming process. We cannot guarantee that the benefits that we, TmarPart and Portugal Telecom seek to achieve through the business combination will be realized. Any failure to integrate the companies or achieve the synergies and other benefits of the business combination could cause significant operating inefficiencies and affect the profitability of TmarPart and the market value of TmarPart common shares and ADSs.

Following the completion of the Oi capital increase, we will be subject to the risks inherent in the operations of PT Portugal and we may not have identified all of these risks.

Portugal Telecom is a reporting company under the Exchange Act and files periodic reports with the SEC. See “Item 10. Additional Information—Documents on Display” for information on how to obtain reports filed with the SEC. We make no representations with respect to, or assume any responsibility for the accuracy or completeness of the information contained in Portugal Telecom’s filings with the SEC. We have entered into the PT subscription agreement largely on the basis of publicly available information regarding Portugal Telecom and the valuation of the shares of PT Portugal prepared by Santander Brasil. We have had limited access to additional information regarding the assets and businesses that will be contributed to PT Portugal and, following our acquisition of PT Portugal may discover undisclosed liabilities or operational issues which could have a material adverse effect on our business, result of operations or financial condition.

Following the completion of the Oi capital increase, we will face risks relating to the operations that we acquire in Portugal, Africa and Asia, many of which are similar to the risks that we currently face in our Brazilian operations. However, as a result of the exposure of PT Portugal to the regulatory regimes of the countries in which it operates, the competitive dynamics in the markets in which it provides services and the agreements that it has entered into with respect to its joint ventures to serve some of these markets, we will face additional risks that are generally described in publicly available information regarding Portugal Telecom and its operations. We cannot assure you that all of the risks relating to these regulatory regimes, markets or joint ventures have been disclosed by Portugal Telecom, that our management of these risks will be successful, or that unanticipated events will not have a material adverse effect on our business, result of operations or financial condition.

We and Portugal Telecom will be subject to business uncertainties and contractual restrictions while the business combination is pending.

Uncertainty about the effect of the business combination on employees, suppliers, partners, regulators and customers may have an adverse effect on Oi, Portugal Telecom and TmarPart. These uncertainties could cause suppliers, customers, business partners and others that deal with Oi or Portugal Telecom to defer purchases, the consummation of other transactions or other decisions concerning their respective businesses, or to seek to change existing business relationships with them. In addition, employee retention may be particularly challenging until the business combination is consummated, as employees may experience uncertainty about their future roles in TmarPart and its consolidated subsidiaries. If key employees depart because of issues relating to the uncertainty and difficulty of integration, our business could be harmed. In addition, the merger plan restricts Oi and Portugal Telecom from undertaking major investments and taking other specified actions until the business combination occurs unless otherwise agreed. These restrictions may prevent Oi and Portugal Telecom from pursuing attractive business opportunities that may arise prior to the completion of the business combination.

The Memorandum of Understanding with respect to the business combination contains exclusivity provisions which prohibit us, Portugal Telecom and certain of our affiliates from soliciting or considering alternative proposals from any third party.

The Memorandum of Understanding with respect to the business combination contains exclusivity provisions which prohibit us, Portugal Telecom and certain of our affiliates from soliciting or considering alternative proposals from any third party. As a result, these provisions may prevent our company or Portugal Telecom from receiving or accepting an alternative proposal that could result in greater value to the shareholders of such entity.

Holders of Oi common shares, preferred shares and ADSs and Portugal Telecom ordinary shares and ADSs will be offered fixed numbers of TmarPart common shares and ADSs, which involves the risk of market fluctuations.

The parties to the merger have advised us that the exchange ratio in the merger will be determined in a manner such that the number of TmarPart common shares received by holders of Portugal Telecom ordinary share is equal to that holder’s pro rata portion of the TmarPart shares owned by Portugal Telecom following the completion of the merger of shares. Because the number of TmarPart shares owned by Portugal Telecom following the completion of the merger of shares will depend on the number TmarPart shares acquired by Portugal Telecom in exchange for the shares of PT Portugal in the global offering, the exchange ratio for the merger will not be determinable until the global offering has closed.

Holders of Oi common shares, preferred shares and ADSs, collectively referred to as Oi securities, will receive a fixed number of TmarPart common shares and ADSs, collectively referred to as TmarPart securities, in the merger of shares, rather than a number of TmarPart securities with a fixed market value. Holders of Portugal Telecom ordinary shares and ADSs, collectively referred to as Portugal Telecom securities, will also receive a fixed number of TmarPart common shares and ADSs, collectively referred to as TmarPart securities, in the merger rather than a number of TmarPart securities with a fixed market value.

There is no mechanism to adjust the exchange ratios for the merger of shares or the merger in the event that the market price of either the Portugal Telecom securities or the Oi securities increase or decrease significantly relative to the other. Consequently, (1) the market value of the TmarPart securities implied by the market values of the Oi securities and the exchange ratios in the merger of shares, and (2) the market value of the TmarPart securities implied by the market values of the Portugal Telecom securities and the exchange ratio in the merger, may fluctuate significantly from the date of this prospectus supplement, and the exchange ratios for the merger of shares and the merger might not be reflective of market price ratios of Oi securities relative to Portugal Telecom securities at the time of the completion of the merger of shares and the merger.

The market price of our securities may be adversely affected by arbitrage activities occurring prior to the completion of the merger of shares and the merger.

The market price of our securities may be adversely affected by arbitrage activities occurring prior to the completion of the merger of shares and the merger. These sales, or the prospects of such sales in the future, could adversely affect the market price for, and the ability to sell in the market, our securities before the merger of shares and the merger are completed and TmarPart securities after the merger of shares and the merger are completed.

TmarPart may have actual or potential conflicts of interest relating to the merger of shares, and TmarPart’s significant shareholders who negotiated the terms of the business combination may have different interests from your interests as a holder of securities of Oi.

TmarPart may have actual or potential conflicts of interest with our shareholders because Portugal Telecom, AGSA and Jereissati Telecom, the controlling shareholders of TmarPart and thus of Oi, exercise voting control over the boards of directors of TmarPart and Oi. While the exchange ratios for the merger of shares were determined in accordance with all applicable laws and regulations in Brazil and the exchange ratio for the merger will be determined in accordance with all applicable laws and regulations in Brazil and Portugal, these ratios may be higher or lower than, from the perspective of value to unaffiliated shareholders, those that could be achieved through negotiations between parties without cross-shareholding relationships. Other terms and conditions of the business combination may also differ from those that could have been achieved through negotiations between parties without cross-shareholder relationships, and our shareholders might have preferred such other terms, including any terms that might have enhanced the financial condition, liquidity or results of operations of Oi or PT Portugal.

In addition, the terms of the business combination include the use of funds of Portugal Telecom to subscribe for convertible debentures, the proceeds of which will ultimately be used to repay substantially all of the indebtedness of AG Telecom, LF Tel and TmarPart. This use of funds to subscribe for convertible debentures and to repay substantially all of the indebtedness of these shareholders of Oi might be different than the terms of a transaction that could have been achieved in negotiations between parties without cross-shareholding relationships. As a holder of our securities, you might have preferred different terms or a different use for Portugal Telecom’s funds.

Brazilian law does not (1) establish any specific, minimum or maximum exchange ratio, (2) require that the board of directors of TmarPart or Oi formally determine that the terms of the merger of shares or the merger as a whole are “fair,” either procedurally or financially, to its non-controlling shareholders, (3) establish any special committee or otherwise alter its corporate governance rules in connection with the merger of shares or the merger, or (4) impose any prohibition or limitation on the voting rights of the controlling shareholder.

Under the Brazilian Corporation Law, because the merger of shares involves a controlling and controlled company, we and TmarPart are required to disclose the ratio of the value of Oi shares and TmarPart shares calculated based on the net worth calculated at market prices (as if the assets of TmarPart and Oi had been sold), based on valuation reports prepared by an independent financial advisor. This exchange ratio is required to be disclosed in order to provide the non-controlling shareholders with a parameter against which to evaluate the proposed merger of shares. The applicable exchange ratio calculated based on the criteria of net worth calculated at market prices will be determined following the completion of the global offering. Although this ratio is required under Brazilian law to be determined with respect to both the common and Oi preferred shares, holders of Oi preferred shares are not entitled to vote with respect to the merger of shares and will not have withdrawal rights if the merger of shares is approved. Although holders of Oi common shares are entitled to vote with respect to the merger of shares, the holders of these shares will not have withdrawal rights if the merger of shares is approved.

If the merger of shares is approved, holders of our preferred shares (including in the form of ADSs) will have to give up these securities, which provide certain rights that are not conferred by the TmarPart common shares that they will receive in return.

To compensate for not providing certain rights inherent to common shares, such as full voting rights, our preferred shares provide their holders with certain other rights mandated by the Brazilian Corporation Law for this share class that are not conferred by common shares. In the case of our preferred shares, these special preferred shareholder rights include a priority in the payment of a minimum non-cumulative dividend before dividends may be paid on our common shares, equal to the greater of 6.0% per year of their pro rata share of our capital or 3.0% per year of their pro rata share of the book value of our shareholders’ equity. Although the merger of shares, if approved, will allow our preferred shareholders to acquire rights under the Brazilian Corporation Law inherent to common shares as a result of their receipt of TmarPart common shares bearing those rights, they will lose the special rights conferred to them by our preferred shares as a result of their surrender of those shares pursuant to the terms of the transaction.

Upon the completion of the merger of shares and the merger, TmarPart will have a substantial amount of existing debt, which could restrict its financing and operating flexibility and have other adverse consequences.

As of December 31, 2013, (1) we had R$35,854 million aggregate principal of outstanding debt, (2) Portugal Telecom had €7,371.1 million (R$24,012.2 million) aggregate principal of outstanding debt, and (3) TmarPart had R$3,259.1 million aggregate principal of outstanding debt, excluding the consolidated indebtedness of our company. Although we expect that all of TmarPart’s outstanding debt (other than the consolidated indebtedness of our company) will be repaid prior to the completion of the merger of shares and the merger, we and Portugal Telecom will remain subject to certain financial covenants that will limit our ability to incur additional debt. The level of TmarPart’s consolidated indebtedness after the completion of the merger of shares and the merger and the requirements and limitations imposed by these debt instruments could adversely affect TmarPart’s financial condition or results of operations. In particular, the terms of some of these debt instruments will restrict the ability of TmarPart’s subsidiaries to:

•	incur additional debt;

•	grant liens;

•	pledge assets;

•	sell or dispose of assets; and

•	make certain acquisitions, mergers and consolidations.

Furthermore, some of these debt instruments include financial covenants that will require Oi to maintain certain specified financial ratios. Additionally, the instruments governing a substantial portion of these debt instruments contain cross-default or cross-acceleration clauses and the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness.

If TmarPart or its subsidiaries are unable to incur additional debt after the completion of the merger of shares and the merger, TmarPart may be unable to invest in its businesses and make necessary or advisable capital expenditures, which could reduce future net operating revenue and adversely affect its profitability. In addition, the use of cash to service the indebtedness of TmarPart after the completion of the merger of shares and the merger will reduce the amount available to it to make capital expenditures.

If the growth in net operating revenue of the constituent companies in the merger of shares and the merger slows or declines in a significant manner, for any reason, TmarPart may not be able to continue servicing its debt. If TmarPart is unable to meet these debt service obligations or comply with these debt covenants, TmarPart could be forced to renegotiate or refinance this indebtedness, seek additional equity capital or sell assets. In this circumstance, TmarPart may be unable to obtain financing or sell assets on satisfactory terms, or at all. For more information regarding the debt instruments of our company and our subsidiaries, and our indebtedness as of December 31, 2013, see “Item 5. Operating and Financial Review and Prospects—Indebtedness.”

The recapitalization of TmarPart will increase its net indebtedness after the completion of the merger of shares and the merger as compared to the sum of the net indebtedness of our company and Portugal Telecom.

As part of the business combination, Portugal Telecom will purchase convertible debentures of (1) PASA and Venus RJ Participações S.A., or Venus, both subsidiaries of Andrade Gutierrez S.A., or AGSA, or the AGSA Holding Companies, and (2) EDSP and Sayed RJ Participações S.A., or Sayed, both subsidiaries of Jereissati Telecom S.A., or Jereissati Telecom, or the Jereissati Telecom Holding Companies, for R$4,788 million, the proceeds of which will ultimately be used to repay substantially all of the indebtedness of AG Telecom, LF Tel and TmarPart (excluding the consolidated indebtedness of our company). As of December 31, 2013, AG Telecom had R$650 million aggregate principal of outstanding debt, LF Tel had R$662 million aggregate principal of outstanding debt, and TmarPart had R$3,259 million aggregate principal of outstanding debt (excluding the consolidated indebtedness of our company).

As of December 31, 2013, Oi had R$35,854 million aggregate principal of outstanding debt and R$3,016 million of cash and cash equivalents, and Portugal Telecom had €7,371.1 million (R$24,012.2 million) aggregate principal of outstanding debt and €2,573.1 million (R$8,388.3 million) of cash and cash equivalents. As of December 31, 2013, Oi’s net debt (which we define as total indebtedness less cash and cash equivalents) was R$32,838 million and Portugal Telecom’s net debt was R$15,642 million. The use of the proceeds of the Venus and Sayed debentures to repay the indebtedness of AG Telecom, LF Tel and TmarPart will increase TmarPart’s net debt following the completion of the merger of shares and the merger as compared to the sum of the net debt of Portugal Telecom and Oi if Portugal Telecom were not to invest in the Venus and Sayed debentures.

As a result of these factors, the risks normally associated with significant amounts of debt, which could have important consequences to you, will be increased. TmarPart’s indebtedness could, among other things:

•

require TmarPart to use a substantial portion of its cash flow from operations to pay its obligations, thereby reducing the availability of its cash flow to fund working capital, operations, capital expenditures, dividend payments, strategic acquisitions, expansion of its operations and other business activities;

•	increase TmarPart’s vulnerability to general adverse economic and industry conditions;

•	limit, along with financial and other restrictive covenants in TmarPart’s debt instruments, its ability to borrow additional funds or dispose of assets; and

•	place TmarPart at a competitive disadvantage compared to its competitors that have less debt.

TmarPart may also need to refinance all or a portion of this debt on or before maturity, and it may not be able to do this on commercially reasonable terms or at all.

Oi’s ordinary shareholders may have withdrawal rights in connection with the business combination.

Brazilian legislation grants the right to withdraw from a company (against reimbursement of shares held) to dissenting shareholders, i.e., shareholders who do not agree with a general shareholders’ meeting resolution that approves the merger of a company’s shares into another company. For this purpose, dissenting shareholders include those that have voted against the resolution, shareholders that did not vote and those who were not present at the relevant meeting. In the case of our shares, whenever withdrawal rights are granted, the reimbursement price is based on our net asset value per share.

The Brazilian legislation also sets forth that the right to withdraw does not apply to holder of a class or type of shares that has market liquidity and dispersion. Liquidity is evidenced when the type or class of share, or the certificate that represents it, is part of a general index representing a portfolio of securities in Brazil or abroad, as defined by the CVM. Dispersion is evidenced when the majority shareholder, the controlling corporation or other corporations under their control hold less than half of the issued shares of the applicable type or class.

We understand that holders of our common shares do not have withdrawal rights in case of approval of the merger of shares. However, the technical body of the CVM issued an official opinion on the matter stating that it understands that our common shares do have withdrawal rights in this case. We have filed a challenge to this opinion with the CVM, but no final decision has been rendered by the CVM. In addition, any decision by the CVM may be challenged by our company or our minority shareholders in Brazilian courts.

In the event we ultimately grant withdrawal rights to holders of our common shares, we may be required to make large cash payments in connection with the merger of shares, and such payments could decrease the cash balances available to TmarPart after the merger of shares and limit its ability to borrow funds or fund capital expenditures, which may adversely affect TmarPart and our shareholders following the merger of shares.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazilian political and economic conditions, could adversely impact our business, results of operations and financial condition.

All of our operations and customers are located in Brazil, except for minor operations and the customers of these operations outside of Brazil. Accordingly, our financial condition and results of operations are substantially dependent on Brazil’s economy. The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and implement macroeconomic policies have often involved increases in interest rates, wage and price controls, currency devaluations, blocking access to bank accounts, imposing capital controls and limits on imports, among other things. We do not have any control over, and are unable to predict, which measures or policies the Brazilian government may adopt in the future. Our business, results of operations and financial condition may be adversely affected by changes in policies or regulations, or by other factors such as:

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

Global economic instability and related instability in the international financial system have had, and may continue to have, a negative effect on economic growth in Brazil. Although the United States, Europe and China have shown recent signs of recovery, the recovery of the global economy, which depends on a number of factors, including a return of job growth and investments in the private sector as well as the timing of the exit from government credit easing policies by central banks globally, is not certain. Continued or worsening volatility in the global financial markets could reduce the availability of liquidity and credit to fund the continuation and expansion of industrial business operations worldwide. A prolonged slowdown in economic activity in Brazil could reduce demand for some of our services, which would adversely affect our results of operations.

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

During the four decades prior to 1999, the Brazilian Central Bank periodically devalued the Brazilian currency. Throughout this period, the Brazilian government implemented various economic plans and used various exchange rate policies, including sudden devaluations (such as daily and monthly adjustments), exchange controls, dual exchange rate markets and a floating exchange rate system. Since 1999, exchange rates have been set by the market. The exchange rate between the real and the U.S. dollar has varied significantly in recent years. For example, the real/U.S. dollar exchange rate increased from R$1.9554 per U.S. dollar on December 31, 2000 to R$3.5333 on December 31, 2002. In 2008, primarily as a result of the international financial crisis, the real depreciated by 31.9% against the U.S. dollar and prompted foreign investors to remove billions of reais from the Brazilian Securities, Commodities and Futures Exchange (BM&FBOVESPA S.A. - Bolsa de Valores Mercadorias e Futuros), which we refer to as the BM&FBOVESPA. The real appreciated against the U.S. dollar by 25.5% during 2009 and by 4.3% during 2010. Since that period, the real has depreciated by 12.6% against the U.S. dollar during 2011, by 8.9% during 2012 and by 14.6% during 2013.

A significant amount of our financial liabilities are denominated in or indexed to foreign currencies, primarily U.S. dollars and Euros. As of December 31, 2013, R$14,948 million of our financial indebtedness was denominated in a foreign currency. When the real depreciates against foreign currencies, we incur losses on our liabilities denominated in or indexed to foreign currencies, such as our U.S. dollar-denominated long-term debt and foreign currency loans, and we incur gains on our monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into reais. If significant depreciation of the real were to occur when the value of such liabilities significantly exceeds the value of such assets, including any financial instruments entered into for hedging purposes, we could incur significant losses, even if the value of those assets and liabilities has not changed in their original currency. In addition, a significant depreciation in the real could adversely affect our ability to meet certain of our payment obligations. A failure to meet certain of our payment obligations could trigger a default under certain financial covenants in our debt instruments, which could have a material adverse effect on our business and results of operations. Additionally, we currently have currency swaps and non-deliverable forwards in place for most of our foreign currency debt. If the cost of currency swap instruments increases substantially, we may be unable to maintain our hedge positions, resulting in an increased foreign currency exposure that could in turn lead to substantial foreign exchange losses.

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

Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, actions taken in an effort to control inflation, coupled with speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. More recently, Brazil’s rates of inflation, as measured by the General Market Price Index — Internal Availability (Índice Geral de Preços — Disponibilidade Interna), or IGP-DI, published by Fundação Getúlio Vargas, or FGV, were 9.1% in 2008, (1.4)% in 2009, 11.3% in 2010, 5.0% in 2011, 8.1% in 2012 and 4.8% in 2013. According to the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or IPCA, published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, the Brazilian consumer price inflation rates were 4.3% in 2009, 5.9% in 2010, 6.5% in 2011, 5.8% in 2012 and 5.9% in 2013.

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

Our financial expenses are affected by changes in the interest rates that apply to our floating rate debt. As of December 31, 2013, we had, among other debt obligations, R$10,295 million of loans and financings and debentures that were subject to the Interbank Certificate of Deposit (Certificado de Depósito Interbancário), or CDI, rate, an interbank rate, R$5,144 million of loans and financings and debentures that were subject to the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or TJLP, a long-term interest rate, R$3,843 million of loans and financings that were subject to the London Interbank Offered Rate, or LIBOR, and R$3,728 million of loans and financings that were subject to the IPCA.

The TJLP includes an inflation factor and is determined quarterly by the National Monetary Council (Conselho Monetário Nacional). In particular, the TJLP and the CDI rate have fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, inflation, Brazilian government policies and other factors. For example, the CDI increased from 10.64% per annum as of December 31, 2010 to 10.87% per annum as of December 31, 2011, decreased to 6.90% per annum as of December 31, 2012 and increased to 9.77% per annum as of December 31, 2013. A significant increase in any of these interest rates, particularly the CDI rate, could adversely affect our financial expenses and negatively affect our overall financial performance.

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

A more restrictive policy could increase the cost of servicing, and thereby reduce our ability to pay, our foreign currency-denominated debt obligations and other liabilities. As of December 31, 2013, our foreign-currency denominated debt was R$14,948 million and represented 41.1% of our indebtedness. If we fail to make payments under any of these obligations, we will be in default under those obligations, which could reduce our liquidity as well as the market price of our common shares, preferred shares and ADSs.

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

According to our by-laws and the Brazilian Corporation Law, we must generally pay our shareholders at least 25% of our annual net income as dividends or interest on shareholders’ equity, as calculated and adjusted under Brazilian GAAP. This adjusted net income may be capitalized, used to absorb losses or otherwise retained as allowed under Brazilian GAAP and may not be available to be paid as dividends or interest on shareholders’ equity. Holders of our common shares or Common ADSs, may not receive any dividends or interest on shareholders’ equity in any given year due to the dividend preference of our preferred shares. Additionally, the Brazilian Corporation Law allows a publicly traded company like ours to suspend the mandatory distribution of dividends in any particular year if our board of directors informs our shareholders that such distributions would be inadvisable in view of our financial condition or cash availability. Holders of our preferred shares or Preferred ADSs may not receive any dividends or interest on shareholders’ equity in any given year if our board of directors makes such a determination or if our operations fail to generate net income.

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

The Brazilian custodian for the common shares and preferred shares underlying our ADSs must obtain an electronic registration number with the Brazilian Central Bank to allow the depositary to remit U.S. dollars abroad. ADS holders benefit from the electronic certificate of foreign capital registration from the Brazilian Central Bank obtained by the custodian for the depositary, which permits it to convert dividends and other distributions with respect to the common shares or preferred shares into U.S. dollars and remit the proceeds of such conversion abroad. If holders of our ADSs decide to exchange them for the underlying common shares or preferred shares, they will only be entitled to rely on the custodian’s certificate of registration with the Brazilian Central Bank for five business days after the date of the exchange. Thereafter, they will be unable to remit U.S. dollars abroad unless they obtain a new electronic certificate of foreign capital registration in connection with the common shares or preferred shares, which may result in expenses and may cause delays in receiving distributions. See “Item 10. Additional Information—Exchange Controls.”

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

The standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. Although Rule 10A-3 under the Exchange Act generally requires that a listed company have an audit committee of its board of directors composed solely of independent directors, as a foreign private issuer, we are relying on a general exemption from this requirement that is available to us as a result of the features of Brazilian law applicable to our fiscal council. In addition, we are not required to, among other things:

•	have a majority of independent members of our board of directors;

•	have a compensation committee or a nominating or corporate governance committee of our board of directors;

•	have regularly scheduled executive sessions with only non-management directors; or

•	have at least one executive session of solely independent directors each year.

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

According to Law No. 10,833, enacted on December 29, 2003, if a nonresident of Brazil disposes of assets located in Brazil, the transaction will be subject to taxation in Brazil, even if such disposition occurs outside Brazil or if such disposition is made to another nonresident. A disposition of our ADSs between nonresidents, however, involves the disposal of a non-Brazilian asset and in principle is currently not subject to taxation in Brazil. Nevertheless, in the event that the concept of “disposition of assets” is interpreted to include the disposition between nonresidents of assets located outside Brazil, this tax law could result in the imposition of withholding taxes in the event of a disposition of our ADSs made between nonresidents of Brazil. Due to the fact that as of the date of this annual report Law No. 10,833/2003 has no judicial guidance as to its application, we are unable to predict whether an interpretation applying such tax laws to dispositions of our ADSs between nonresidents could ultimately prevail in Brazilian courts. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations.”

The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of our common shares, preferred shares and ADSs.

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The BM&FBOVESPA, which is the principal Brazilian stock exchange, had a market capitalization of R$2,414 billion (US$1,031 billion) as of December 31, 2013 and an average daily trading volume of R$7.4 billion (US$3.5 billion) for 2013. In comparison, aggregate market capitalization of the companies (including U.S. and non-U.S. companies) listed on the NYSE was US$20.0 trillion as of December 31, 2013 and the NYSE recorded an average daily trading volume of US$54.7 billion for 2013. There is also significantly greater concentration in the Brazilian securities markets. The ten largest companies in terms of market capitalization represented approximately 51% of the aggregate market capitalization of the BM&FBOVESPA as of December 31, 2013. The ten most widely traded stocks in terms of trading volume accounted for approximately 41% of all shares traded on the BM&FBOVESPA in 2013. These market characteristics may substantially limit the ability of holders of our ADSs to sell the preferred shares underlying our ADSs at a price and at a time when they wish to do so and, as a result, could negatively impact the market price of our ADSs themselves.

The imposition of IOF taxes may indirectly influence the price and volatility of our common shares, preferred shares and ADSs.

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

In October 2009, the Brazilian government imposed the IOF/Exchange Tax at a rate of 2.0% in connection with inflows of funds related to investments carried out by non-Brazilian investors in the Brazilian financial and capital markets with the objective of slowing the pace of speculative inflows of foreign capital into the Brazilian market and the appreciation of the real against the U.S. dollar. The rate of the IOF/Exchange Tax generally applicable to foreign investments in the Brazilian financial and capital markets was later increased to 6.0%. In December 2011, the rate of the IOF/Exchange Tax applicable to several types of investments was reduced back to zero percent. As of the date of this prospectus, all investments in the Brazilian financial and capital markets are subject to the IOF/Exchange Tax at zero percent.

In November 2009, the Brazilian government also established that the rate of the IOF/Securities Tax would apply to the transfer of shares with the specific purpose of enabling the issuance of ADSs. In December 2013, the rate of the IOF/Securities Tax applicable to transactions involving the issuance of ADSs was reduced to zero percent.

The imposition of these taxes may discourage foreign investment in shares of Brazilian companies, including our company, due to higher transaction costs, and may negatively impact the price and volatility of our ADSs and common shares on the NYSE and the BM&FBOVESPA.

ITEM 4. INFORMATION ON THE COMPANY

Overview

We are one of the principal integrated telecommunications service providers in Brazil with approximately 74.5 million revenue generating units, or RGUs, based on the most recent data available from ANATEL. We operate throughout Brazil and offer a range of integrated telecommunications services that include fixed-line and mobile telecommunication services, network usage (interconnection), data transmission services (including broadband access services), pay TV (including as part of double-play, triple-play and quadruple-play packages), internet services and other telecommunications services for residential customers, small, medium and large companies and governmental agencies. We own approximately 330 thousand kilometers of installed fiber optic cable, making our network the largest telecommunications backbone in Brazil. Our mobile network covers areas in which approximately 88.5% of the Brazilian population lives and works. According to ANATEL, as of December 31, 2013, we had an 18.6% market share of the Brazilian mobile telecommunications market and, as of April 30, 2013 (the date of the most recent information available from ANATEL), we had a 41.4% market share of the Brazilian fixed-line market. As part of our convergence strategy, we offer more than 520 thousand WiFi hotspots in public places, such as airports and shopping malls.

According to IBGE:

•

Region I (which consists of 16 Brazilian states located in the northeastern and part of the northern and southeastern regions) had a population of approximately 105.3 million as of 2011, representing 54.7% of the total Brazilian population, and represented approximately 40.3% of Brazil’s total gross domestic product, or GDP, for 2011 (the most recent period for which such information is currently available).

•

Region II (which consists of the Federal District and nine Brazilian states located in the western, central and southern regions) had a population of approximately 45.5 million as of 2011, representing 23.7% of the total Brazilian population, and represented approximately 27.1% of Brazil’s total GDP for 2011.

•

Region III (comprising the state of São Paulo) had a population of approximately 41.6 million as of 2011, representing 21.6% of the total Brazilian population, and represented approximately 32.6% of Brazil’s total GDP for 2011.

Fixed-Line Telecommunications and Data Transmission Services

Our traditional fixed-line telecommunications business in Regions I and II includes local and long-distance services, network usage services (interconnection) and public telephones, in accordance with the concessions and authorizations granted to us by ANATEL. We are one of the largest fixed-line telecommunications companies in Brazil in terms of total number of lines in service as of November 30, 2013 (the most recent date for which such information is currently available). We are the principal fixed-line telecommunications services provider in Region I and Region II, based on our 11.6 million and 6.7 million fixed lines in service in Region I and Region II, respectively, as of December 31, 2013, with market shares of 67.8% and 62.4%, respectively, of the total fixed lines in service in these regions as of April 30, 2013, based on the most recent information available from ANATEL.

We offer a variety of high-speed data transmission services in Regions I and II, including services offered by our subsidiaries BrT Serviços de Internet S.A., or BrTI, and Brasil Telecom Comunicação Multimídia Ltda. Our broadband services, primarily utilizing Asymmetric Digital Subscriber Line, or ADSL, technology, are marketed under the brand name “Oi Velox.” As of December 31, 2013, we had 5.3 million ADSL subscribers in Regions I and II, representing 41.5% of our fixed lines in service at that date. Additionally, we provide voice and data services to corporate clients throughout Brazil.

For the year ended December 31, 2013, our fixed-line and data transmission services segment generated R$20,401 million in net operating revenue and recorded operating income before financial income (expenses) and taxes of R$3,775 million.

Mobile Telecommunications Services

We offer mobile telecommunications services throughout Brazil. Based on our 50.2 million mobile subscribers as of December 31, 2013, we believe that we are one of the principal mobile telecommunications service providers in Brazil. Based on information available from ANATEL, as of December 31, 2013 our market share was 22.9% in Region I, 15.0% in Region II and 13.1% in Region III of the total number of mobile subscribers in these regions.

For the year ended December 31, 2013, our mobile services generated R$12,187 million in net operating revenue and recorded operating income before financial income (expenses) and taxes of R$1,376 million.

Other Services

We offer subscription television services under our “Oi TV” brand. We deliver subscription television services throughout Regions I and II using direct-to-home, or DTH, satellite technology. In Belo Horizonte, Poços de Caldas, Uberlândia and Barbacena in the State of Minas Gerais, we use a hybrid network of fiber optic and bidirectional coaxial cable. In December 2012 and January 2013, we introduced delivery of Oi TV through our fixed-line network in Rio de Janeiro and Belo Horizonte, respectively.

We also operate a call center business for the sole purpose of providing services to our company and our subsidiaries.

Our principal executive office is located at Rua Humberto de Campos No. 425, 6 1/2th floor–Leblon, 22430-190 Rio de Janeiro, RJ, Brazil, and our telephone number at this address is (55-21) 3131-2918.

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

Privatization of Telebrás

In January 1998, in preparation for its restructuring and privatization, Telebrás spun-off its previously integrated mobile telecommunications operations from its fixed-line operations into separate companies. In May 1998, Telebrás was restructured to form 12 new holding companies, or the New Holding Companies, by means of a procedure under the Brazilian Corporation Law called cisão, or spin-off. Virtually all of the assets and liabilities of Telebrás were allocated to the New Holding Companies, including Telebrás’s interest in its operating subsidiaries. The New Holding Companies consisted of:

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

We are the successor to Brasil Telecom Holding and TNL, two of the New Holding Companies in the fixed-line telecommunications business. In the restructuring and privatization of Telebrás, Brasil Telecom Holding was allocated all of the share capital held by Telebrás in the operating subsidiaries that provided fixed-line telecommunications service in Region II, including our company, and TNL was allocated all of the share capital held by Telebrás in the operating subsidiaries that provided fixed-line telecommunications service in Region I, including Telemar.

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

Corporate Reorganization of TNL

Following its formation, TNL provided fixed-line telecommunications services through 16 separate operating subsidiaries, each of which provided telecommunications services in one of the 16 states of Region I. In August 2001, TNL implemented a corporate reorganization, which resulted in all of the other fixed-line operating companies being merged into our subsidiary Telecomunicações do Rio de Janeiro S.A., or Telerj. In September 2001, Telerj changed its name to Telemar Norte Leste S.A.

Entry into the Internet Service Provider Business

In October 2001, we formed BrTI to provide broadband internet services.

Entry into the Personal Mobile Services Business

In December 2002, we established our wholly-owned subsidiary, Oi Móvel S.A. (formerly known as 14 Brasil Telecom Celular S.A.), which we refer to as Oi Mobile, to provide personal mobile services (Serviço Móvel Pessoal) in Region II. In December 2002, Oi Mobile was granted an authorization by ANATEL to provide personal mobile services in Region II following its successful bid in an auction held for the authorization and the related radio frequency license. Oi Mobile commenced operations in September 2004.

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

Acquisition of iG

In November 2004, we acquired 63.0% of the capital stock of Internet Group (Cayman) Ltd., the parent company of Internet Group do Brasil Ltda., or iG. Prior to this acquisition, Brasil Telecom Holding owned 10.0% of the capital stock of Internet Group (Cayman) Ltd. In July 2005, we acquired an additional 25.6% of the capital stock of Internet Group (Cayman) Ltd. iG is a free internet services provider. iG is the leading dial-up ISP in Brazil and operates in the dial-up and broadband access markets. In October 2012, we implemented a corporate reorganization, which resulted in BrTI holding 100% of the capital stock of iG. In August 2013, BrTI transferred one share of iG to Telemar.

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

Acquisition of Shares of Portugal Telecom

As a result of the corporate reorganization, Oi became the indirect owner of 64,557,566 shares of Portugal Telecom, SGPS, S.A., or Portugal Telecom, representing 7.2% of its outstanding shares that were owned by Telemar. Between April 4, 2012 and May 25, 2012, we acquired 25,093,639 additional shares of Portugal Telecom and now hold 89,651,205 common shares of Portugal Telecom, representing 10.0% of its outstanding shares.

Divestment of Non-Strategic Assets

Beginning in 2012, we entered into various transactions to monetize non-essential assets and acquire the services related to these assets at more favorable financial terms, with an aim to reduce future capital expenditures and maintenance expenses.

Sale of Mobile Communications Towers

In December 2012, we sold Sumbe Participações S.A., or Sumbe, our wholly-owned subsidiary, to São Paulo SPE Locação de Torres Ltda. for R$516 million. Sumbe owned approximately 1,200 communications towers and rooftop antennae used in our mobile services business. Contemporaneously with the sale of these communications towers and rooftop antennae, we entered into an operating lease agreement with a term of 15 years with Sumbe permitting us and our subsidiaries to continue to use space on these communications towers and rooftop antennae for our mobile services business.

In December 2013, we entered into an agreement with SBA Torres Brasil, Ltda., under which we agreed to sell to SBA Torres Brasil, Ltda. all of our equity interests in a subsidiary that owns 2,007 mobile telecommunications towers in exchange for R$1,525 million, subject to the completion of certain customary conditions precedent. The parties have also agreed that, upon the transfer of such equity interests, we shall enter into long-term lease agreements to permit us to continue to use space on these communications towers for our mobile services business. We expect to complete this transaction by the first quarter of 2014.

Assignment and Lease of Fixed-Line Communications Towers

In August 2013, we completed the assignment of the right to use 4,226 fixed-line communications towers that formed part of our infrastructure for commercial operations by companies whose core operations consist of providing transmission tower and radiofrequency management and maintenance services. Upon the completion of these assignments, we received proceeds of approximately R$1,087 million. We have entered into agreements to lease the communications towers from the assignees for 20-year terms (renewable for another 20 years), effective upon completion of the assignments.

In November 2013, we completed the assignment of the right to use 2,113 fixed-line communications towers that formed part of our infrastructure for commercial operations by companies whose core operations consist of providing transmission tower and radiofrequency management and maintenance services. Upon the completion of these assignments, we received proceeds of approximately R$687 million. We have entered into agreements to lease the communications towers from the assignees for 20-year terms (renewable for another 20 years), effective upon completion of the assignments.

Sale of GlobeNet

In December 2013, we and our subsidiary BrT Serviços de Internet S.A., or BrTI, sold all of our equity interests in Brasil Telecom Cabos Submarinos Ltda. and its subsidiaries (other than Brasil Telecom de Venezuela S.A.), collectively known as GlobeNet, to BTG Pactual YS Empreendimentos e Participações. On January 17, 2014, the sale was concluded for an aggregate amount of R$1,779 million (based on the U.S. dollar-real exchange rate on January 15, 2014), resulting in a gain of approximately R$1,497 million after deducting the book value of the assets and related costs. GlobeNet’s principal assets consist of 22,500 kilometers of fiber optic submarine cables, composed of two rings of protected submarine cables, linking connection points between the United States, Bermuda, Colombia and Brazil. As part of this transaction, GlobeNet will supply guaranteed submarine cable capacity to us and our subsidiaries at a fixed price for a term of 13 years.

Proposed Business Combination

On October 1, 2013, we entered into a memorandum of understanding, or the MOU, with Portugal Telecom, AG Telecom, LF Tel, PASA, EDSP, Bratel Brasil, BES and Ongoing, in which we and they agreed to the principles governing a series of transactions, including the business combination described below.

The business combination transaction involves three principal components:

•

a capital increase of our company in which we expect to issue common shares and preferred shares in an underwritten offering for an aggregate of at least R$7,000 million in cash, and common shares and preferred shares to Portugal Telecom in exchange for the contribution by Portugal Telecom to our company of all of the shares of its subsidiary PT Portugal, which will at that time owns (a) all of the operating assets of Portugal Telecom, except interests held directly or indirectly in Oi and Contax Holding, and (b) all of Portugal Telecom’s liabilities at the time of the contribution;

•

a merger of shares (incorporação de ações) under Brazilian law, a Brazilian transaction in which, subject to the approvals of the holders of voting shares of our company and TmarPart, all of the shares of our company not owned by TmarPart will be exchanged for TmarPart common shares and we will become a wholly-owned subsidiary of TmarPart; and

•

a merger (incorporação) under Portuguese and Brazilian law, of Portugal Telecom with and into TmarPart, with TmarPart as the surviving company in which the shareholders of Portugal Telecom will receive an aggregate number of TmarPart shares equal to the number of TmarPart shares held by Portugal Telecom immediately prior to the merger.

In connection with the business combination, we expect that:

•	TmarPart will enter into several additional transactions designed to recapitalize TmarPart so that at the time of the merger of shares, TmarPart will have no net debt;

•	TmarPart and our company will enter into merger transactions in order to simplify the ownership structure of TmarPart;

•	The shares of TmarPart will be listed on the Novo Mercado segment of the BM&FBOVESPA and on the NYSE Euronext Lisbon, and ADSs representing the shares of TmarPart will be listed on the NYSE; and

•	The shareholders agreements among the shareholders of TmarPart will be terminated.

We believe that the business combination will:

•

permit the formation of a single large multinational telecommunications company based in Brazil with more than 100 million customers in seven countries with a total population of approximately 260 million people;

•	maintain the continuity of operations under the trademarks of Oi and Portugal Telecom in their respective regions of operation, subject to unified control and management by TmarPart;

•

further consolidate the operations of our company and Portugal Telecom, with the goal of achieving significant economies of scale, maximizing operational synergies, reducing operational risks, optimizing efficient investments and adopting best operational practices;

•	strengthen the capital structure of TmarPart, facilitating its access to capital and financial resources;

•

consolidate the shareholder bases of our company, Portugal Telecom and TmarPart as holders of a single class of common shares or ADSs traded on the Novo Mercado segment of the BM&FBOVESPA, the NYSE and NYSE Euronext Lisbon;

•	diffuse TmarPart’s shareholder base, as a result of which no shareholder or group of shareholders will hold a majority interest in TmarPart’s capital;

•	result in the adoption by TmarPart of the corporate governance practices of the Novo Mercado segment of the BM&FBOVESPA; and

•	promote greater liquidity of the TmarPart common shares than currently is available to holders of our shares and Portugal Telecom’s shares.

Oi Capital Increase

As part of the Oi capital increase, Portugal Telecom is expected to subscribe for common shares and preferred shares of our company and settle this subscription through the contribution of all of the shares of PT Portugal as described below. In addition, we expect that Caravelas will subscribe for common shares and preferred shares in the cash portion of the Oi capital increase with a purchase price equivalent to the difference between R$2.0 billion and the amount of subscription orders placed in the offering by TmarPart’s shareholders, other than Bratel Brasil.

Overview of PT Portugal

In anticipation of the business combination, prior to the settlement of the Oi capital increase, Portugal Telecom will contribute all operating assets directly or indirectly owned by Portugal Telecom, except equity interests held directly or indirectly in our company, Contax Holding and Bratel B.V., to PT Portugal, and we expect that PT Portugal will assume all of Portugal Telecom’s liabilities. In addition to the interests held directly or indirectly in our company and Contax Holding, we understand that Portugal Telecom will retain R$4,788 million in cash and cash equivalents to be used to purchase convertible dentures of the AGSA Holding Companies and the Jereissati Telecom Holding Companies, and cash and cash equivalents equal to the amount of its remaining liabilities following the contribution of PT Portugal to our company. Prior to the consummation of the Oi capital increase, Portugal Telecom is expected to undertake a series of transactions with the purpose of disposing of its interests in CTX Participações S.A., a company controlled by AG Telecom, LF Tel and Portugal Telecom, or CTX, and Contax Participações S.A., a company controlled by CTX, or Contax Holdings.

Following the contribution of these assets to PT Portugal, PT Portugal will provide telecommunications services in Portugal and in certain countries in sub-Saharan Africa and Asia. In Portugal, PT Portugal will provide services in the following customer categories:

•

Residential services, which include integrated networks inside the customer’s home, enabling the simultaneous connection of multiple devices, including fixed line telephone, TV (including IP TV and DTH satellite pay-TV services), game consoles, PCs, laptops, tablets and smartphones. PT Portugal provides these services through its subsidiaries, in particular PT Comunicações S.A., or PT Comunicações.

•

Personal services, which are mobile telecommunications services, such as voice, data and Internet-related multimedia services provided to personal (i.e., individual) customers through PT Portugal’s subsidiary TMN—Telecomunicações Móveis Nacionais, S.A., or TMN.

•

Enterprise services, including Corporate and SME /SoHo services, which provide PT Portugal’s corporate and medium and small business customers with integrated data and business solutions, as well as Information Technology/Information Systems, or IT/IS, and business process outsourcing, or BPO, services.

•

Wholesale and other services, which primarily include wholesale telecommunications services, public pay telephones, the production and distribution of telephone directories and other services in Portugal.

In addition, PT Portugal will have significant interests in telecommunications companies in Angola, Cape Verde, Namibia and São Tomé and Principe in Africa and East Timor in Asia.

Agreement to Assign Priority Subscription Rights

On February 19, 2014, Portugal Telecom executed a private undertaking among TmarPart, Valverde, AG Telecom and LF Tel with respect to the assignment of priority rights to subscribe to our share capital in the Oi capital increase. Under this agreement, TmarPart, Valverde, AG Telecom and LF Tel have agreed to assign and transfer to Portugal Telecom their priority rights to subscribe to 290,549,788 of our common shares and 157,693,458 our preferred shares.

This agreement is intended to provide the priority rights to Portugal Telecom necessary for Portugal Telecom to subscribe for our shares in the Oi capital increase. This agreement will remain in effect until the agreement by Portugal Telecom to subscribe for shares of Oi, as described below, is effective or until other agreements are executed in order transfer the priority rights.

PT Portugal Purchase Agreement

On February 19, 2014, we and Portugal Telecom executed the PT subscription agreement under which Portugal Telecom agreed to subscribe for our common and preferred shares as part of the Oi capital increase by contributing all of the share capital of PT Portgual to our company. The price per share paid by Portugal Telecom will be equivalent to the price per share paid in the cash portion of the Oi capital increase, and the number of our shares to which Portugal Telecom will subscribe will be based on an amount equivalent to the economic value of shares of PT Portugal (and consequently of the assets and liabilities to be transferred to PT Portugal), as determined in the PT Assets Valuation Report prepared by Santander Brasil. According to the PT Assets Valuation Report, the PT Assets were valued at an amount between €1,623.3 million (R$5,296.4 million) and €1,794.1 million (R$5,853.9 million). For purposes of Portugal Telecom’s subscription in the Oi capital increase, our board of directors has determined a value for the shares of PT Portugal of €1,750 million (R$5,709.9 million), based on the Euro-real exchange rate on February 20, 2014, the day before the first publication of the notice for the extraordinary general meeting of our shareholders, in accordance with the PT subscription agreement. The PT Assets Valuation Report has been submitted for the approval of the general shareholders’ meetings of our company and Portugal Telecom, each scheduled to be held on March 27, 2014. We have agreed to succeed to the rights and obligations of Portugal Telecom under the contracts that we specify in the offering documentation related to the Oi capital increase and these contracts will be assigned to PT Portugal after the shares of PT Portugal have been transferred to our company.

Under the PT subscription agreement, the obligation of Portugal Telecom to contribute PT Portugal to our company is subject to the satisfaction of certain conditions, including, among others:

•	the approval of the PT Assets Valuation Report by our shareholders;

•	the approval by ANATEL and the Portuguese Competition Authority of the business combination;

•	the approval of creditors of Portugal Telecom, where necessary to complete the business combination, including waivers of creditors of Portugal Telecom;

•

Oi of obtaining proceeds of the cash portion of the Oi capital increase of at least R$7.0 billion, including proceeds of at least R$2.0 billion through the sale of share capital to Caravelas and the shareholders of TmarPart; and

•	the settlement of the Oi capital increase on or prior to May 2, 2014.

If the conditions to the PT subscription agreement are not met or waived by October 1, 2014, either party may, in its sole discretion, rescind the PT subscription agreement. The PT subscription agreement may be terminated (1) by either party, if the closing of the Oi capital increase does not occur by October 1, 2014, (2) by Portugal Telecom, if, after the bookbuilding process in the Oi capital increase, Portugal Telecom is expected to hold an interest of less than 36.6% of the share capital of TmarPart following the completion of the merger of shares, or (3) by our company if, after the bookbuilding process in the Oi capital increase, Portugal Telecom is expected to hold an interest of more than 39.6% of the share capital of TmarPart following the completion of the merger of shares. If the PT subscription agreement is terminated for any reason other than due to a breach of contract by Portugal Telecom, we have agreed to reimburse up to US$10 million of Portugal Telecom’s documented costs for its liability management process and creditors’ approvals.

Amendments to PT Portugal Bonds and Credit Agreements

In connection with our proposed acquisition of PT Portugal, we understand that Portugal Telecom expects to amend each of its outstanding series of bonds and certain of its credit facilities, as described below.

On March 3, 2014, Portugal Telecom obtained the consent from the holders of the €750,000,000 5.875% Notes due 2018, €1,000,000,000 4.625% Notes due 2020, €600,000,000 5.625% Notes due 2016, €250,000,000 5.242% Notes due 2017, €750,000,000 5.00% Notes due 2019, €500,000,000 4.375% Notes due 2017 and €500,000,000 4.5% Notes due 2025 issued by Portugal Telecom Internacional Finance B.V., or PTIF, and which we refer to collectively as the PTIF Notes, in order to amend and restate the principal trust deed governing such notes to (1) release and discharge Portugal Telecom and PT Comunicações, as keep well providers, from all of their obligations in respect of the PTIF Notes, (2) add an unconditional and irrevocable guarantee from Oi, (3) waive any and all of the defaults and events of default that may be triggered by the Oi capital increase and/or the business combination or any transaction executed as part of, or pursuant to, the Oi capital increase and/or the business combination, and (4) make certain other modifications to the terms and conditions of the PTIF Notes as set forth in the relevant supplemental trust deed pursuant to which such amendments will be implemented. PTIF, Portugal Telecom, PT Comunicações, PT Portugal, Oi and the trustee under Portugal Telecom’s Euro Medium Term Note Programme expect to enter into a supplemental trust deed, or the EMTN Supplemental Trust Deed, to effectuate such amendments.

Portugal Telecom expects to obtain the consent from the holders of its €400,000,000 6.25% Notes due 2016 at a meeting of such holders that Portugal Telecom expects to hold on March 18, 2014 in order to enter into the EMTN Supplemental Trust Deed which will (1) substitute, in place of Portugal Telecom, PT Portugal as issuer and principal obligor, (2) add an unconditional and irrevocable guarantee from Oi, (3) waive any and all of the defaults and events of default that may be triggered by the Oi capital increase and/or the business combination or any transaction executed as part of, or pursuant to, the Oi capital increase and/or the business combination, and (4) make certain other modifications to the terms and conditions of these notes as set forth in the relevant supplemental trust deed pursuant to which such amendments will be implemented. The amended and restated trust deed will become effective upon the contribution of PT Portugal to Oi as part of the Oi capital increase.

On March 3, 2014, Portugal Telecom obtained the consent from the holders of PTIF’s €750,000,000 4.125% Exchangeable Bonds due 2014 in order to amend and restate the principal trust deed governing such bonds to (1) release and discharge Portugal Telecom and PT Comunicações, as keep well providers, from all of their obligations in respect of the Exchangeable Bonds, (2) add an unconditional and irrevocable guarantee from Oi, (3) waive any and all of the defaults and events of default that may be triggered by the Oi capital increase and/or the business combination or any transaction executed as part of, or pursuant to, the Oi capital increase and/or the business combination, (4) upon consummation of the business combination, cause the Exchangeable Bonds to be paid out in cash upon the exercise of any exchange rights by the holders thereof instead of being exchangeable into shares of Portugal Telecom, and (5) make certain other modifications to the terms and conditions of the Exchangeable Notes as set forth in the relevant supplemental trust deed pursuant to which such amendments will be implemented. PTIF, Portugal Telecom, PT Comunicações, Oi and the trustee under Portugal Telecom’s Euro Medium Term Note Programme expect to enter into a supplemental trust deed to effectuate such amendments. The amended and restated trust deed will become effective upon the contribution of PT Portugal to Oi as part of the Oi capital increase.

Portugal Telecom, PT Comunicações, PTIF and Oi have engaged in negotiations with the lenders and agents under each of:

•

the Term and Revolving Credit Facilities Agreement dated March 23, 2011 among, inter alia, Portugal Telecom, PT Comunicações and PTIF, as borrowers, Banc of America Securities Limited, as agent, and the lenders from time to time party thereto, or the Revolving Credit Facility;

•

the Export Credit Facility Agreement dated May 3, 2011 among, inter alia, Portugal Telecom, PT Comunicações and PTIF, as borrowers, Bank of China Limited, London Branch, as agent, and the lenders from time to time party thereto, or the Export Credit Facility;

•

the Tranche B Export Credit Facility Agreement dated May 18, 2013 among, inter alia, Portugal Telecom, PT Comunicações and PTIF, as borrowers, Bank of China Limited, London Branch, as agent, and the lenders from time to time party thereto, or the Tranche B Export Credit Facility; and

•

the Term Loan Agreement dated June 29, 2010 among, inter alia, Portugal Telecom, PT Comunicações and PTIF, as borrowers, KfW IPEX-Bank GMBH, as agent, and the lenders from time to time party thereto, or the Term Loan, and together with the Revolving Credit Facility, the Export Credit Facility and the Tranche B Export Credit Facility, the Credit Facilities,

and, as a result of such negotiations, Portugal Telecom, PT Comunicações, PTIF and Oi expect to enter into agreements under which such facilities will be amended to (1) substitute, in place of Portugal Telecom, PT Portugal as borrower in respect of each of the Credit Facilities and modify certain definitions, covenants and events of default in each of the Credit Facilities to provide that such provisions apply to PT Portugal instead of Portugal Telecom, (2) add an unconditional and irrevocable guarantee of each of the Credit Facilities from Oi, (3) waive any and all of the defaults and events of default under each of the Credit Facilities that may be triggered by the Oi capital increase and/or the business combination or any transaction executed as part of, or pursuant to, the Oi capital increase and/or the business combination, and (4) modify the maintenance covenants and the definitions related thereto in each of the Credit Facilities to conform such provisions to the corresponding terms of certain existing credit facilities under which Oi is a borrower and to provide that such calculations are made based on the financial statements of TmarPart.

Caravelas Purchase Agreement

On February 19, 2014, we and Caravelas executed a subscription agreement, or the Caravelas subscription agreement, under which Caravelas agreed to subscribe for our common and preferred shares as part of the Oi capital increase with a purchase price equivalent to the difference between R$2.0 billion and the amount of subscription orders placed in the offering by TmarPart’s shareholders, other than Bratel Brasil.

Under the Caravelas subscription agreement, the obligation of Caravelas to subscribe for our common and preferred shares is subject to the satisfaction of certain conditions, including, among others:

•	the approval of the Oi capital increase by our shareholders;

•	the approval of the PT Assets Valuation Report by our shareholders;

•	no redemptions by the quotaholders of Caravelas prior to the consummation of the Oi capital increase; and

•	the approval by ANATEL and the Portuguese Competition Authority of the business combination.

Corporate Approvals Required for Oi Capital Increase

On February 19, 2014, our board of directors approved the Oi capital increase and the issuance of our common shares and preferred shares to Portugal Telecom in exchange for the shares of PT Portugal. On February 21, 2014, we called a meeting of the holders of our common shares to consider (1) an amendment to our bylaws increasing our share capital, and (2) approval of the PT Assets Valuation Report.

Recapitalization of TmarPart

In connection with the business combination, on February 19, 2014, PTB2 S.A, or PTB2, and Bratel Brasil, both subsidiaries of Portugal Telecom, entered into subscription agreements to purchase convertible debentures to be issued by the AGSA Holding Companies and the Jereissati Telecom Holding Companies, for an aggregate of R$4,788 million. Each of the AGSA Holding Companies and Jereissati Telecom Holding Companies are expected to use the proceeds of these debentures to subscribe to convertible debentures of their subsidiaries, including AG Telecom and LF Tel, which will use the proceeds of their debentures to repay all of their outstanding indebtedness debt and subscribe to convertible debentures of TmarPart, which is expected to use the proceeds of its debentures to repay all of its outstanding indebtedness. Under the subscription agreements for these debentures, settlement of the issuance and sale of these debentures is expected to occur on the date of the settlement of the Oi capital increase.

Corporate Reorganization of TmarPart

On the date of the shareholders’ meetings of TmarPart, AG Telecom, LF Tel, the AGSA Holding Companies and the Jereissati Telecom Holding Companies, Bratel Brasil and PTB2 that will consider the steps of the corporate reorganization of TmarPart described below and the merger of shares, the convertible debentures issued by TmarPart, AG Telecom, LF Tel, the AGSA Holding Companies and the Jereissati Telecom Holding Companies are expected to be converted into shares of the issuers of these debentures.

Immediately after the conversion of these debentures, TmarPart, AG Telecom, LF Tel, the AGSA Holding Companies and the Jereissati Telecom Holding Companies, Bratel Brasil and PTB2 are expected to carry out corporate reorganizations to simplify their organizational structure. We refer to these transactions as the TmarPart corporate reorganization.

We expect that the TmarPart reorganization will consist of the following transactions:

•	the merger of AG Telecom with and into PASA, the merger of LF Tel with and into EDSP, and mergers of PASA and EDSP with and into Bratel Brasil;

•	the disproportionate partial split-off of TmarPart with the split-off shares, representing 99.9% of Bratel Brasil’s shares of TmarPart, merging into Bratel Brasil;

•

the partial split-off of Bratel Brasil and the merger of the split-off shares, representing the remainder of Bratel Brasil shares of TmarPart, into Marnaz Participações S.A., a wholly-owned subsidiary of Portugal Telecom, or Marnaz;

•	the merger of Bratel Brasil with and into our company; and

•	the mergers of Marnaz, Venus, Sayed and PTB2 with and into TmarPart.

As a result of the recapitalization of TmarPart, the conversion of the debentures described above and the TmarPart reorganization, we expect that TmarPart will own 126.6 million of our common shares and 96.2 million of our preferred shares and that the shareholding structure of TmarPart will be as set forth in the chart below.

The Merger of Shares

The merger of shares will be the second principal step in the business combination. If the merger of shares is approved by (1) the boards of directors of each of TmarPart and our company and (2) the holders of voting shares of TmarPart and our company, all of our shares not owned by TmarPart will be exchanged for common TmarPart common shares and we will become a wholly-owned subsidiary of TmarPart. If the share exchange is approved:

•

each of our issued and then outstanding common share (excluding our common shares owned by TmarPart) will be converted automatically into one TmarPart common share without any further action by the holders thereof;

•

holders of our common shares represented by the our Common ADSs will receive, subject to certain procedure, TmarPart ADSs representing the number of TmarPart common shares into which the Oi common shares represented by their Common ADSs are converted;

•

each of our issued and then outstanding preferred share will be converted automatically into 0.9211 TmarPart common shares, plus cash in lieu of any fractional shares, without any further action by the holders thereof; and

•

holders of Oi Preferred ADSs will receive, subject to certain procedures, TmarPart ADSs representing the number of TmarPart common shares into which the Oi preferred shares represented by their Oi Preferred ADS are converted, plus cash in lieu of any fractional TmarPart ADS.

The Merger

The merger will be the third principal step in the business combination. If the merger is approved by the boards of directors of each of TmarPart and Portugal Telecom and the holders of their voting shares:

•	Portugal Telecom will merge with and into TmarPart, with TmarPart as the surviving company;

•

each issued and then outstanding Portugal Telecom ordinary share will be cancelled and holder thereof will automatically receive a number of TmarPart common shares calculated in a manner so that the number of shares issued to holders of Portugal Telecom ordinary shares will equal the number of TmarPart common shares held by Portugal Telecom following the merger of shares, plus cash in lieu of any fractional shares, without any further action by the holders thereof;

•

holders of Portugal Telecom ADSs will receive, subject to certain procedures, a number of TmarPart ADSs for each Portugal Telecom ADS they hold calculated in a manner so that the number of TmarPart ADSs issued as consideration for each Portugal Telecom ADSs will equal the number of TmarPart ADSs that represent the number of TmarPart common shares that are issued in exchange for a Portugal Telecom ordinary share, plus cash in lieu of any fractional TmarPart ADS;

•	all Portugal Telecom ordinary shares held in treasury prior to the merger and all issued and then outstanding TmarPart common shares held by Portugal Telecom will be cancelled;

•	all TmarPart common shares issued in the merger to Telemar as a result of Telemar holding Portugal Telecom ordinary shares prior to the merger will held in treasury by Telemar; and

•	Portugal Telecom will cease to exist.

The merger will be conditioned on the approval of the merger of shares by the extraordinary shareholders’ meetings of TmarPart and our company. If the merger of shares is not approved by the shareholders of TmarPart and our shareholders, the merger will not be completed.

Merger of TNL PCS into Oi Mobile

On February 1, 2014, TNL PCS S.A., the mobile services provider owned by our subsidiary Telemar, or TNL PCS, merged into Oi Mobile. As a result of this merger, Oi Mobile became our sole mobile services provider and mobile data and subscription television provider.

Corporate Structure

The following chart presents our corporate structure and principal operating subsidiaries as of March 6, 2014. The percentages in bold italics represent the percentage of the voting capital owned directly and indirectly by the parent company of each entity, and the percentages not in bold italics represent the percentage of the total share capital owned directly and indirectly by the parent company of each entity.

Our Service Areas

Our concessions and authorizations from the Brazilian government allow us to provide:

•	fixed-line telecommunications services in Regions I and II;

•	long-distance telecommunications services throughout Brazil;

•	mobile telecommunications services in Regions I, II and III;

•	data transmission services throughout Brazil; and

•	direct to home (DTH) satellite television services throughout Brazil.

In addition, we have authorizations to provide fixed-line local telecommunications services in Region III.

Region I consists of 16 Brazilian states located in the northeastern and part of the northern and southeastern regions. Region I covers an area of approximately 5.4 million square kilometers, which represents approximately 64% of the country’s total land area and accounted for 40.3% of Brazil’s GDP in 2011. The population of Region I was 105.3 million as of 2011, which represented 54.7% of the total population of Brazil as of that date. In 2011, per capita income in Region I was approximately R$15,869, varying from R$7,836 in the State of Piauí to R$28,696 in the State of Rio de Janeiro.

Region II consists of the Federal District and nine Brazilian states located in the western, central and southern regions. Region II covers an area of approximately 2.9 million square kilometers, which represents approximately 33.5% of the country’s total land area and accounted for approximately 27.1% of Brazil’s GDP in 2011. The population of Region II was 45.5 million as of 2011, which represented 23.7% of the total population of Brazil as of that date. In 2011, per capita income in Region II was approximately R$24,668, varying from R$11,782 in the State of Acre to R$63,020 in the Federal District.

Region III consists of the State of São Paulo. Region III covers an area of approximately 248,000 square kilometers, which represents approximately 2.9% of the country’s total land area and accounted for approximately 32.6% of Brazil’s GDP in 2011. The population of Region III was 41.6 million as of 2011, which represented 21.6% of the total population of Brazil as of that date. In 2011, per capita income in Region III was approximately R$32,449.

The following table sets forth key economic data, compiled by IBGE, for the Federal District and each of the Brazilian states.

State	Population (in millions) (2011)	Population per Square Kilometer (2011)	% of GDP (2011)	GDP per Capita (in reais) (2011)
Region I:
Rio de Janeiro	16.1	368.7	11.2	28,696
Minas Gerais	19.7	33.6	9.3	19,573
Bahia	14.1	25.0	3.9	11,340
Pernambuco	8.9	90.2	2.5	11,776
Espírito Santo	3.5	77.0	2.4	27,542
Pará	7.7	6.2	2.1	11,494
Ceará	8.5	57.3	2.1	10,314
Amazonas	3.5	2.3	1.6	18,244
Maranhão	6.6	20.0	1.3	7,853
Rio Grande do Norte	3.2	60.6	0.9	11,287
Paraíba	3.8	67.2	0.9	9,349

State	Population (in millions) (2011)	Population per Square Kilometer (2011)	% of GDP (2011)	GDP per Capita (in reais) (2011)
Alagoas	3.1	113.2	0.7	9,079
Sergipe	2.1	95.4	0.6	12,536
Piauí	3.1	12.5	0.6	7,836
Amapá	0.7	4.8	0.2	13,105
Roraima	0.5	2.1	0.2	15,105

Subtotal	105.3		40.3

Region II:
Rio Grande do Sul	10.7	38.1	6.4	24,563
Paraná	10.5	52.7	5.8	22,770
Santa Catarina	6.3	66.3	4.1	26,761
Goiás	6.1	17.9	2.7	18,299
Mato Grosso	3.1	3.4	1.7	23,218
Federal District	2.6	448.3	4.0	63,020
Mato Grosso do Sul	2.5	6.9	1.2	19,875
Rondônia	1.6	6.6	0.7	17,659
Tocantins	1.4	5.0	0.4	12,891
Acre	0.7	4.5	0.2	11,782

Subtotal	45.5		27.1
Region III (State of São Paulo)	41.6	167.5	32.6	32,449

Total	192.4		100.0

Source: IBGE.

Set forth below is a map of Brazil showing the areas in Region I, Region II and Region III.

Our business, financial condition, results of operations and prospects depend in part on the performance of the Brazilian economy. See “Item 3. Key Information—Risk Factors — Risks Relating to Brazil.”

Our Services

We provide a variety of telecommunications services to the residential market, the personal mobility market and the business and corporate markets throughout Brazil.

Residential Services

Our primary services to the residential market are fixed-line voice services, broadband services from fixed-line devices, subscription television services. We offer these services on an a la carte basis and as bundles, including bundles with other services including our mobile voice services and our mobile data communications services.

Fixed-Line Voice Services

As of December 31, 2013, we and had approximately 9.3 million local fixed-line customers in Region I and approximately 5.4 million local fixed-line customers in Region II. Local fixed-line services include installation, monthly subscription, metered services, collect calls and supplemental local services. Metered services include local calls that originate and terminate within a single local area and calls between separate local areas within specified metropolitan regions which, under ANATEL regulations, are charged as local calls. ANATEL has divided Region I into 2,920 local areas and Region II into 1,772 local areas.

Under our concession agreements, we are required to offer two local fixed-line plans to users: the Basic Plan per Minute (Plano Básico de Minutos) and the Mandatory Alternative Service Plan (Plano Alternativo de Serviços de Oferta Obrigatória), each of which includes installation charges, monthly subscription charges, and charges for local minutes. As of December 31, 2013, 17.4% of our fixed-line customers subscribed to the Basic Plan per Minute or the Mandatory Alternative Service Plan.

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

In addition to the Basic Plan per Minute and the Mandatory Alternative Service Plan, we offer a variety of alternative fixed-line plans that are designed to meet our customers’ usage profiles. As of December 31, 2013, 82.6% of our fixed-line customers subscribed to alternative plans, including our bundled plans.

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

We also own and operate public telephones throughout Region I and Region II. As of December 31, 2013, we had approximately 655,400 public telephones in service, all of which are operated by pre-paid cards.

We continually monitor market trends and the usage profile of our customer to assist us in designing new plans and promotions in order to retain our existing customers and attract new customers to our fixed-line voice services.

Broadband Services

We provide high-speed internet access services using ADSL technology, which we refer to as broadband services, to residential customers in the primary cities in Region I and Region II under the brand name “Oi Velox.” As of December 31, 2013, we offered broadband services in 2,800 municipalities in Region I and 1,800 municipalities in Region II. As of December 31, 2013, we had 5.3 million residential ADSL customers in Regions I and II.

We offer ADSL services through ADSL modems installed using our customers’ conventional lines which permit customers to use the telephone line simultaneously with the internet. Customers pay a fixed monthly subscription fee, irrespective of their actual connection time to the internet.

We offer broadband subscriptions to customers that do not subscribe to our bundled services plans at speeds ranging from 300 kbps to 15 Mbps. To attract customers to this service, we offer new subscribers complementary anti-virus software and backup services. We offer a free wireless router with subscriptions at speeds of 5 Mbps or more. We offer bundles of voice and broadband services to our fixed-line subscribers at rates that are lower than the combined rate for separate comparable voice and broadband subscriptions. We are engaged in capital expenditure programs to upgrade the broadband speeds that we are able to offer and periodically offer promotions designed to encourage our existing broadband customers to migrate to plans offering higher speeds and to attract new customers to our broadband services.

Subscription Television Services

We offer subscription television services under our “Oi TV” brand. We deliver subscription television services throughout Regions I and II using our DTH satellite network. In Belo Horizonte, Poços de Caldas, Uberlândia and Barbacena in the State of Minas Gerais, we use a hybrid network of fiber optic and bidirectional coaxial cable. In December 2012 and January 2013, we began to deliver Oi TV through our fiber optic network using an internet protocol, or IP TV, in the Rio de Janeiro and Belo Horizonte, respectively. We plan to gradually expand our IP TV service to other cities. We are engaged in capital expenditure programs to expand our fiber-to-the-home, or FTTH, network to permit us to offer IP TV to a broader range of potential subscribers. As of December 31, 2013, we had approximately 806,020 subscribers to our DTH subscription television services in Regions I and II, approximately 22,828 subscribers to our cable network in the State of Minas Gerais and approximately 1,719 subscribers to our IP TV subscription television services.

We offer two subscription packages for our “Oi TV” services, one through IP TV, which includes more than 150 channels of content, including 45 high definition channels, and the other through our DTH satellite network, which includes more than 100 channels of content, including 35 high definition channels. Our Oi TV Mais HD package was launched in July 2012 and includes 132 channels, including 18 high-definition, or HD, channels. Our Oi TV Mega HD package was launched in May 2012 and includes 155 channels, of which 25 are HD channels. Subscribers to each of these packages have the option to customize the package through the purchase of additional channels featuring films offered by HBO/MAX and Telecine. Although these packages are available for a la carte purchase, we promote these packages and approximately 65% of our subscribers for these packages purchase these packages as part of a bundle with our Oi Velox service or as part of our Oi Conta Total plan.

Bundled Services

In addition to our combined internet and voice services, we offer our Oi Conta Total plan and our Oi Conta Total Smartphone plans, which provide fixed-line voice services, fixed-line devices broadband services and mobile voice services. Subscribers to these plans have the option to subscribe to our Oi TV service.

Our Oi Conta Total plan permits subscribers to make unlimited local calls to any of our fixed-line or mobile customers and includes an allowance of minutes selected by the customer for use to make long-distance calls and local calls to customers of other service providers. Subscribers also elect the speed of their fixed-line broadband service, which is available under this plan at speeds ranging from 2 Mbps to 15 Mbps. Subscribers to this plan are entitled to access our Oi WiFi hotspots and subscribers who elect speeds of 5 Mbps or greater are provided with a complimentary wireless router. Subscribers can elect add-on features for this plan, including mobile data plans, unlimited text messages to subscribers of any provider and unlimited long-distance calls to our fixed line or mobile customers.

We also offer our “Oi Conta Total Smartphone” plan which has the same structure as our Oi Conta Total plan, with the addition of our Oi Smartphone data plan and unlimited text messages. We provide a smartphone, mini-modem or tablet at a subsidized price and access to our network of Oi WiFi hotspots to our Oi Conta Total Smartphone subscribers.

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

Personal Mobility Services

Our personal mobility services are comprised of post-paid and pre-paid mobile voice services and post-paid and pre-paid mobile data communications services. As of December 31, 2013, we had an aggregate of approximately 50.2 million subscribers for our mobile services, including subscribers to our bundled plans. As of December 31, 2013, 83.3% of our mobile voice customers subscribed to pre-paid plans and 16.7% subscribed to post-paid plans.

Post-Paid Voice Services

Post-paid customers pay a monthly subscription fee and are billed on a monthly basis for services provided during the previous month. Post-paid plans include voice mail, caller ID, conference calling, call forwarding, calls on hold and special services.

Our “Oi Conta” plans permit a subscriber to make unlimited local calls to our fixed-line and mobile subscribers and includes an allowance of minutes selected by the customer for use to make calls to customers of other service providers. In addition, customers can choose one among three add-ons: text messages to customers of other providers, long distance calls to our fixed-line and mobile subscribers, and rollover minutes. Customers can share the plan with users of as many as five separate mobile devices by paying a monthly fee per line. Subscribers can buy unlimited add-on features for this plan, including mobile data plans, unlimited text messages to subscribers of any provider and unlimited long-distance calls to our fixed line or mobile customers.

We also offer our “Oi Smartphone” plan which (1) permits a subscriber to make unlimited local calls to our fixed-line and mobile subscribers and includes an allowance of minutes selected by the customer for use to make calls to customers of other service providers, and (2) permits unlimited access to our 3G network and our network of WiFi hotspots and unlimited text messaging. We offer smartphones at subsidized prices to new subscribers to our Oi Smartphone plan. Our customers can also include as many as five separate mobile devices in the plan by paying a monthly fee per line. Subscribers can buy add-on features for this plan, including unlimited long-distance calls to our fixed line or mobile customers.

We also offer hybrid plans under the brand name “Oi Controle” for customers who wish to combine the cost savings of our post-paid plans with the self-imposed limits of our pre-paid plans. “Oi Controle” subscribers are permitted to make unlimited local and long-distance calls to our mobile and fixed-line subscribers and purchase credits that can be used for text messaging, internet access and calls to customers of other providers. Credits can be bought through point of sale machines in retail stores, ATMs or mobile applications such as “Minha Oi” and “Recarga Oi.”

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

We regularly launch various packages and promotions designed to incentivize the purchase and use of credits by our pre-paid customers. In September 2013, we launched the “Oi Galera” plan, a voice, data, SMS text messaging, music and WIFI internet plan aimed at young consumers whose values, perceptions and consumption patterns are linked to online connectivity and data sharing. To promote the plan and attract new customers, we conducted several field campaigns where we distributed or sold SIM cards and encouraged customers who enrolled in the plan to use a Facebook application to invite their friends to join. The “Oi Galera” plan is being offered for R$0.99 per day of use. During the launch phase of this plan, “Oi Galera” SIM cards are not available for sale in stores.

In October 2013, we launched a new pre-paid promotion called “Tudo Por Dia.” This promotion is part of our strategy of simplification and service convergence. “Tudo Por Dia” subscribers pay R$0,10 for the first call of the day and are allotted a certain number of minutes that vary according to region for local and long-distance calls to our mobile and fixed-line customers. This promotion also offers subscribers 530 text messages and 5MB of data for R$0.50 per day for each service. A subscription to this promotion has minimum recharge requirements and a monthly promotion maintenance fee.

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

Mobile Internet Services

We offer post-paid and pre-paid mobile data communication services to customers that seek to access the internet through our network, using mobile devices, including smartphones or tablets and laptop computers with the aid of a mini-modem. As with our post-paid voice plans, our post-paid mobile internet customers pay a monthly subscription fee and are billed on a monthly basis for services provided during the previous month. We also offer internet access for a daily fee to customers who do not subscribe to a monthly plan.

We offer a variety of post-paid plans that provide data allowances from 100 MB to 5 GB for smartphones and from 300 MB to 10 GB for tablets and laptop computers and provide data transmission at speeds of 1 Mbps (3G network) or 5 Mbps (4G network). In addition to data traffic, our post-paid mobile internet plans for use with mobile devices include allowances for text messages. Our post-paid mobile internet plans for smartphones are available to our “Oi Conta” customers. Our post-paid mobile internet plans for tablets and laptop computers are sold on a stand-alone basis or through voice and data bundles, such as “Oi Conectado” and “Oi Smartphone.” We may also offer mini-modems and tablets at subsidized prices to new subscribers to our post-paid mobile data communication services based on the size of the data package purchased. Subscribers to our access to our post-paid mobile internet plans for tablets and laptop computers also receive free access to our network of WiFi hotspots. In addition to these post-paid plans, subscribers can purchase anti-virus software and backup data storage services.

We offer two pre-paid mobile internet services: through mobile devices and through the purchase and installation of a SIM card in a mini-modem or tablet. Our pre-paid customers are able to add credits to their accounts through the purchase of pre-paid credits at prices that vary based on the data allowance purchased (from 5MB to 500MB) and duration (daily, weekly and monthly).

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

We provide mobile long-distance services originating from Region I and Region II through network facilities and through interconnection agreements with Telefônica Brasil in Region III and each of the other principal mobile services providers operating in Brazil that permit us to interconnect directly with their local fixed-line and mobile networks. We provide international long-distance services originating or terminating on our customer’s mobile handsets through agreements to interconnect our network with those of the main telecommunications service providers worldwide.

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

Services for SMEs

We offer SMEs services similar to those offered to our residential and personal mobility customers, including fixed-line and mobile voice services, and fixed-line and mobile broadband serves. We also recently launched FTTH plans for SMEs. In addition, we offer SMEs:

•	digital trunk services, which optimize and increase the speed of the customer’s telephone system;

•	advanced voice services, primarily 0800 (toll free) services, as well as voice portals where customers can participate in real-time chats and other interactive voice services;

•	dedicated Line Services (Serviços de Linhas Dedicadas), or SLD, under which we lease dedicated digital and analog lines to customers for use in private networks; and

•	value-added services, such as help desk support that provides assistance for technical support issues, web services with hosting, e-mail tools and website builder and security applications.

We offer a variety of mobile plans to SMEs, including our Oi Equipe Flat plan for groups of employees, our Oi Empresa Especial plan for individual users in an SME and our Oi Controle plan which, similarly to our residential fixed-line plan, is designed to permit an SME to control usage of mobile minutes. In general, our sales team works with an SME customer to determine their telecommunications needs and negotiates a package of services and pricing structure that is tailored to the needs of that SME. We also offer multi-product packages including fixed-line, broadband and mobile service bundles designed for the SME segment.

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

During the third quarter of 2013, we partnered with Portugal Telecom to offer four major new service groups through “Oi SmartCloud.” These new services groups are:

•	collaborative solutions, a hosting and sharing platform that provides employees with access to company documents;

•	business applications, an in-memory computing platform for large amounts of data;

•	mobility, a one-stop solution for mobile device management; and

•	security, a centralized, anti-spam filtering solution for corporate email.

The new solutions will operate through our six cyber data centers and Portugal Telecom’s recently-opened center in Covilhã, Portugal, which is one of the largest data centers in the world.

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

Transportation

We provide Industrial Exploitation of Dedicated Lines (Exploração Industrial de Linha Dedicada), or EILD, services under which lease trunk lines to other telecommunications services providers, primarily mobile services providers, which use these trunk lines to link their radio base stations to their switching centers;

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

Under our concession agreements, we are required to offer two local fixed-line plans to users: the Basic Plan per Minute and the Mandatory Alternative Service Plan, each of which includes installation charges, monthly subscription charges, and charges for local minutes. As of December 31, 2013, 17.4% of our local fixed-line customers subscribed to the Basic Plan per Minute or the Mandatory Alternative Service Plan.

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

In addition to the Basic Plan per Minute and the Mandatory Alternative Service Plan, we are permitted to offer non-discriminatory alternative plans to the basic service plans. The rates for applicable services under these plans (e.g., monthly subscription rates and charges for local and long-distance calls) must be submitted for ANATEL approval prior to the offering of those plans to our customers. In general, ANATEL does not raise objections to the terms of these plans. As of December 31, 2013, 82.6% of our local fixed-line customers subscribed to alternative plans.

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

On an annual basis, ANATEL may increase or decrease the maximum VC-1 rates that we are permitted to charge. ANATEL authorized our company and Telemar to increase our VC-1 rates by an average 0.98% as of February 9, 2010. Discounts from the VC-1 rates approved by ANATEL may be granted to customers without ANATEL approval. In November 2011, ANATEL adopted new regulations under which ANATEL was authorized to reduce the then-current VC-1 rates by as much as 18% in 2011, 12% in 2012 and 10% in 2013, after giving effect to an inflation adjustment based on the IST measured from June 2009. In February 2012, ANATEL ordered us to reduce our VC-1 rates by approximately 10%, although we are appealing the timing of the application of this rate decrease to our company as our VC-1 rate was increased in Region I by 1.54% in accordance with our application for this increase in February 2012. In March 2013, ANATEL reduced our VC-1 rates in Region I and Region II by approximately 18.6% and 8%, respectively.

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

On an annual basis, ANATEL may increase or decrease the maximum VC-2 and VC-3 rates we are authorized to charge. ANATEL authorized our company and Telemar to increase our VC-2 and VC-3 rates by an average of

0.98% as of February 9, 2010. In November 2011, ANATEL adopted new regulations under which ANATEL was authorized to reduce the then-current VC-2 and VC-3 rates by as much as 18% in 2011, 12% in 2012 and 10% in 2013, after giving effect to an inflation adjustment based on the IST measured from June 2009. In February 2012, ANATEL ordered us to reduce our VC-2 and VC-3 rates by approximately 10%, although we are appealing the timing of the application of these rate decreases to our company as our VC-1, VC-2 and VC-3 rates were increased by 1.54% in Region I in accordance with our application for this increase in February 2012. In March 2013, ANATEL reduced our VC-2 and VC-3 rates in Region I and Region II by approximately 18.6% and 8%, respectively.

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

Under ANATEL regulations, TNL PCS and Oi Mobile were each required to submit a basic post-paid service plan and a basic pre-paid service plan to ANATEL for its approval. As of December 31, 2013, fewer than 1% of our mobile customers subscribed to our basic post-paid plans or our basic pre-paid plans.

In addition to the basic service plans, we are permitted to offer non-discriminatory alternative plans to the basic service plans. The rates for applicable services under these plans (e.g., monthly subscription rates, charges for local and long-distance calls and roaming charges) must be submitted for ANATEL approval prior to the offering of those plans to our customers. In general, ANATEL does not raise objections to the terms of these plans. As of December 31, 2013, substantially all of our post-paid and pre-paid customers subscribed to these alternative plans.

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

Rates under our mobile plans may be adjusted annually by no more than the rate of inflation, as measured by the IST. These rate adjustments occur on the anniversary dates of the approval of the specific plans. Discounts from the rates set in basic service plans and alternative service plans may be granted to customers without ANATEL approval. The rate of inflation as measured by the IST was 4.90% in 2011, 4.77% in 2012 and 5.01% in 2013.

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

TU-RL rates vary depending on the time of the day and day of the week, and are applied on a per-minute basis. Charges for the use of our local fixed-line networks to terminate local calls originating on the network of another local fixed-line service provider are only billed and due when usage of one of our networks exceeds 55% of the total traffic registered between that network and the network of the other telecommunications service provider.

Since January 1, 2007, the TU-RL rates of Oi and Telemar have been equal to 40% of the rate included in their respective Basic Plan per Minute for a local fixed-line call, which is adjusted on an annual basis by ANATEL. As of the date of this annual report, Oi’s TU-RL rate during peak hours (i.e., between the hours of 9 a.m. and noon and 2 p.m. and 6 p.m. on weekdays) is R$0.035 per minute, and Telemar’s TU-RL rate during peak hours is R$0.032 per minute. ANATEL announced that beginning in 2008, the method used to determine the TU-RL rates would be based on a cost methodology, known as long-run incremental costs. However, in October 2007, ANATEL published an official letter delaying this change until the end of 2010. In September 2010, ANATEL commenced the bidding process to engage an international consultant to assist with the development of the long-run incremental cost methodology. ANATEL has indicated that in the first quarter of 2014 it will announce rates based on a long-run incremental cost methodology that will be applicable beginning in 2016.

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

TU-RIU rates vary depending on the time of the day and day of the week, and are applied on a per-minute basis. From January 1, 2007 through July 31, 2012, the TU-RIU rates of Oi and Telemar were equal to 30% of their respective domestic fixed line-to-fixed line long-distance rates for calls of more than 300 km, which are typically adjusted on an annual basis by ANATEL. From August 1, 2012 through December 31, 2012, the TU-RIU rates of Oi and Telemar were equal to 25% of their respective domestic fixed line-to-fixed line long-distance rates for such calls. Since January 1, 2013, the TU-RIU rates of Oi and Telemar have been equal to 20% of their respective domestic fixed line-to-fixed line long-distance rates for such calls. See “—Local Fixed-Line Rates—Domestic Long-Distance Rates—Fixed Line-To-Fixed Line.” As of the date of this annual report, Oi’s TU-RIU rate is R$0.071 per minute and Telemar’s TU-RIU rate is R$0.075 per minute.

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

In November 2011, ANATEL adopted new regulations that provided procedures under which ANATEL adopted a maximum VU-M rate that is applicable in the event that providers cannot agree upon the VU-M applicable in their interconnection agreements. Under the General Plan on Competition Targets, in February 2014 the VU-M rate was reduced to 75% of the maximum VU-M rate established by ANATEL in December 2013, and in February 2015 will be reduced to 50% of the maximum VU-M rate established for 2013. The maximum VU-M rate established by ANATEL is R$0.33 per minute.

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

DTH and IP TV Services Rates

DTH and IP TV services are deemed to be value-added services under ANATEL regulations and, therefore, the rates and prices for these services are not subject to regulation and are market-driven. We offer DTH and IP TV subscriptions at prices that vary depending on the content of the subscription package. We offer basic subscription packages for our “Oi TV” services, as well as a variety of premium packages which allow subscribers to tailor the content that they receive to their individual tastes.

Marketing

In 2013, we incurred R$556.5 million in marketing expenses, primarily to:

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

•	expand our broadband and 3G internet customer base, focusing on geographic regions covered by the National Broadband Plan.

Throughout 2013, we focused our marketing efforts on three types of customers: (1) retail customers, including mobile telephone and residential fixed-line customers; (2) SMEs; and (3) corporate customers.

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

Distribution Channels

During the last months of 2011, we revised our distribution model and now distribute our services through channels focused on three separate sectors of the telecommunications services market: (1) residential customers, including customers of our mobile services to whom we sell bundled plans; (2) personal mobility customers that purchase our mobile services independently of our bundled plans; and (3) business and corporate customers.

Residential Customers

Our distribution channels for residential customers are focused on sales of fixed-line services, including voice, Oi Velox and Oi TV, and post-paid mobile services. As part of the restructuring of our distribution channels, we have begun to provide more extensive training to our employees and the employees of third-party sales agents and have revised our commission structures to incentivize sales of plans and services that generate higher average revenue per user. As of December 31, 2013, the principal distribution channels that we used for sales to residential customers were:

•	our own network of stores, which we began opening in 2011. As of December 31, 2013, we had opened 189 “Oi” branded stores and expect to open additional “Oi” branded stores during 2014.

•	approximately 500 “Oi” franchised service stores and kiosks located in the largest shopping malls and other high density areas throughout Brazil.

•	approximately 350 stores located throughout our service area that primarily sell telecommunications products and services and have entered into exclusivity agreements with us.

•

our telemarketing sales channel, which is operated by our call center and other third-party agents and consists of approximately 1,100 sales representatives that answer more than 1.0 million calls per month. This channel provides us with the ability to pro-actively reach new customers, thereby increasing our client base and revenues, and also receives calls prompted by our offers made in numerous types of media.

•	our “teleagents” channel, which consists of approximately 600 local sales agents that operate in specific regions and complement our telemarketers.

•

door-to-door sales calls made by our sales force of approximately 500 salespeople and by exclusive agents with approximately 3,400 salespeople trained to sell our services throughout Brazil in places where customers generally are not reachable by telemarketing.

•	our e-commerce sites through which customers may purchase a variety of our services.

Personal Mobility

Our distribution channels for personal mobility customers are focused on sales of mobile services to post-paid customers and pre-paid customers, including mobile broadband customers. As part of the restructuring of our distribution channels, our distribution channels for our post-paid personal mobility services have converged with our distribution channels for residential services. As of December 31, 2013, the principal distribution channels that we used for sales of our pre-paid personal mobility services were:

•	approximately 9,100 stores that are part of large national chains which sell our SIM cards and pre-paid mobile cards.

•	approximately 40 multibrand distributors that distribute our SIM cards and pre-paid mobile cards to approximately 184,000 pharmacies, supermarkets, newsstands and similar outlets.

•	our website, through which our pre-paid customers may recharge their SIM cards.

Business and Corporate Customers

We have established separate distribution channels to serve small and medium-sized enterprise, or SMEs, and large enterprises, or corporate customers. We market a variety of services to SMEs, including our core fixed-line and mobile services, an our higher-value added services, such as broadband services, voice, text and data applications, advanced voice services and commercial data transmission services. As part of the restructuring of our distribution channels, in 2012 we opened nine regional offices from which approximately 250 employees supervise our marketing efforts to SMEs and our third-party sales force serving this sector. We also have begun to provide more extensive training to our employees and the employees of third-party sales agents. As of December 30, 2013, the principal distribution channels that we use to market our services to SMEs were:

•

approximately 200“Oi” exclusive agents with approximately 3,000 door-to-door sales consultants that are dedicated to understanding and addressing the communications needs of our existing and prospective SME customers.

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

We market our entire range of services to corporate customers through our own direct sales force which meets with current and prospective corporate customers to discuss the business needs of these enterprises and design solutions intended to address their communications needs. As part of the restructuring of our distribution channels, in 2012 we redesigned our client service model to increase our focus on post-sale service, regularly discussing service needs and improvements with our customers through calls and meetings with our customers. As of December 31, 2013, our corporate sales team, including post-sale service personnel, was composed of approximately 1,000 employees operating in six regional offices.

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

We are required to include in our monthly bills charges incurred by our customers for long-distance services provided by other long-distance service providers upon the request of these providers. We have billing agreements with each long-distance telecommunications service provider that interconnects with our networks under which we bill our customers for any long-distance calls originated on our network that are carried by another long-distance service provider and transfer the balance to the relevant provider after deducting any access fees due for the use of our network. Payments are due within an average of 15 days after the billing date. We charge late-payment interest at a rate of 1% per month plus a one-time late charge of 2% of the amount outstanding. As of December 31, 2013, 10.3% of all accounts receivable due from our fixed-line customers were outstanding for more than 30 days and 5.0% were outstanding for more than 90 days.

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

Mobile Telecommunications Services

We bill our mobile post-paid customers on a monthly basis and itemize charges in the same manner as we bill our fixed-line customers. See “—Fixed-Line Telephone Services.” In addition, the monthly bills also provide details regarding minutes used and roaming charges. Payments are due within an average of 15 days after the billing date. We charge late-payment interest at a rate of 1% per month plus a one-time late charge of 2% of the amount outstanding. As of December 31, 2013, 9.4% of all accounts receivable due from our mobile customers were outstanding for more than 30 days and 4.9% were outstanding for more than 90 days.

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

Voice and data signals that originate through fixed-line access points are routed through Multi-service Access Nodes, or MSANs, to our aggregation networks, or are rerouted to our aggregation networks through Digital Subscriber Line Access Multiplexer, or DSLAM, equipment which split the voice signal from the digital signal which is transmitted using ADSL or VDSL technology. We are engaged in a long-term program to update our MSAN equipment to DSLAM equipment as demand for data services increases. As of December 31, 2013, approximately 32.0% of our fixed-line network had been updated to support ADSL2+ or VDSL2 and we provided ADSL or VDSL2 services in 4,703 municipalities.

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

We are engaged in a long-term program to upgrade portions of our fixed-line access networks with optical fiber networks based on gigabit passive optical network, or GPON, technology to support VDSL2 service and facilitate our offering of our “Oi TV” service. The implementation of this technology permits us to provide broadband with speeds up to 100 Mbps to residential customers and up to 1 Gbps to commercial customers.

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

The following table sets forth selected information about our fixed-line networks as of the dates and for the periods indicated.

	As of and For Year Ended December 31,
	2013	2012	2011
Region I:
Installed access lines (in millions)	17.7	17.7	17.8
Access lines in service (in millions)	11.2	11.3	10.6
Public telephones in service (in thousands)	451.6	489.6	504.3
Broadband access lines in service (in millions)	3.7	3.5	2.9

Region II:
Installed access lines (in millions)	10.6	10.6	10.4
Access lines in service (in millions)	6.5	6.5	6.8
Public telephones in service (in thousands)	204.0	237.9	265.0
Broadband access lines in service (in millions)	2.4	2.3	2.1

Mobile devices access our GSM (Global System for Mobile Communications), or 2G, mobile networks on frequencies of 900 MHz/1800 MHz, our 3G mobile networks on frequencies of 2100 MHz and our 4G mobile networks on frequencies of 2500 MHz. Our 2G access points use General Packet Radio Service, or GPRS, which allows speeds in the range of 115 kilobytes per second (Kbps), and Enhanced Data Rates for Global Evolution, or EDGE, which allows speeds in the range of 230 Kbps, to send and receive data signals. Our 3G access points use high speed packet access, or HSPA, which allows speeds in the range of 14.2 Mbps, to send and receive data signals. Our 4G access points use 10+10 MHz and 2x2 Multiple Input Multiple Output, which allows speeds in the range of 75 Mbps, to send and receive data signals. Voice and data signals sent and received through our 2G and 3G access points are routed to our aggregation networks. Our mobile networks have unique data core and are fully integrated with our fixed-line data networks.

As of December 31, 2013, our 2G mobile access networks, consisting of 13,624 active radio base stations, covered 1,504 municipalities in Region I, or 88.2% of the urban population in Region I, 1,288 municipalities in Region II, or 96.1% of the urban population in Region II, and 553 municipalities in Region III, or 99.5% of the urban population in Region III. We have GPRS coverage in 100% of the localities covered and EDGE coverage in all state capitals.

As of December 31, 2013, our 3G mobile access networks, consisting of 8,305 active radio base stations, covered 411 municipalities in Region I, or 70.8% of the urban population in Region I, 291 municipalities in Region II, or 76.2% of the urban population in Region II, and 189 municipalities in Region III, or 87.0% of the urban population in Region III. We have HSPA coverage in all state capitals.

In the fourth quarter of 2012, we began deploying our 2.1 GHz mobile access networks to support 4G service in cities scheduled to host the 2014 World Cup. As of December 31, 2013, our 4G access networks covered 24 municipalities, including the 12 cities hosting the 2014 World Cup, and we expect that they will cover 45 cities by the end of the second quarter of 2014.

In addition to these mobile access networks, we also operate WiFi hotspots in public areas such as coffee shops, airports and shopping centers. Since 2012, we have provided outdoor urban wireless networks, including in the neighborhoods of Copacabana and Ipanema in the city of Rio de Janeiro. As of December 31, 2013, our WiFi network consisted of approximately 523,000 hotspots. We have also begun to offer broadband access compatible with approximately 521,000 access points provided by Fon Wireless Ltd., or Fon, which allows our customers to access Fon lines worldwide.

Aggregation Networks

Voice and data signals sent through our access network are routed through our aggregation networks to digital switches which connect voice calls and route digital signals to their destinations. Portions of our aggregation network use conventional copper trunk lines to connect our access network to our switches and transportation networks. We use ATM protocol to permit high speed transmission of these signals. Other portions of our aggregation network use fiber optic cable to connect our access network to our switches and transportation networks using Synchronous Digital Hierarchy, or SDH, protocol. In large metropolitan areas where the density of access point results in increased demand, we have deployed Metro Ethernet networks. We are currently deploying Metro Ethernet networks in additional cities to serve rising customer demand. Our Metro Ethernet networks are fully-integrated management systems and provide:

•	ethernet data services from 4 Mbps up to 1 Gbps for point-to-point and multipoint dedicated access;

•	ethernet access services from 4 Mbps up to 1 Gbps for IP access and MPLS/VPN access;

•	aggregation network services for ADSL2+ and VDSL2 platforms;

•	aggregation network services for GPON platforms; and

•	DWDM systems for services above 1Gbps to prevent overbooking our Metro Ethernet network.

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

Transportation Networks

Our long-distance transportation network consists of optical fiber cable networks supporting high capacity Dense Wavelength Division Multiplex, or DWDM, systems that can operate with up to 80 channels at 10 and 40 Gbps. Currently We are in the process of quadrupling the capacity of our backbone as a result of the deployment of 40 Gbps optical technology. In 2013, we implemented DWDM links of 100 Gbps between Rio de Janeiro, São Paulo, Belo Horizonte and Salvador. Our optical cable network is complemented by microwave links that we use in Region I and Region II. We have a nationwide long-distance backbone, consisting of an optical fiber network that connects the Federal District and the state capitals in Region I and Region II, other than Macapá (located in the State of Amapá) and is complimented by our satellite system. We expect that our optical fiber network will reach Macapá in the first half of 2014. Most of the large urban areas of Regions I and II are also connected by our fiber optic cable networks. Our transmission infrastructure connects our digital switches to four international gateway switches: two in Rio de Janeiro, one in Curitiba and one in Brasília.

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

Satellite Network

We have deployed an expanded range of satellite-based services to comply with our public service obligations to the rural and remote areas of Brazil, including the Amazon rainforest region. These satellite services include internet access and access to corporate data applications. As of December 31, 2013, our satellite network covered approximately 5,165 localities in 24 states and the Federal District and provided voice and data services to approximately 6.8 million customers.

In 2000, we began the implementation of the land-based segment of our respective satellite networks in order to extend transmission to remote areas in the states of Acre, Paraná, Rondônia, Rio Grande do Sul, Santa Catarina, Pará, Amazonas, Amapá and Roraima, as well as to other areas with limited access to telecommunications services due to geographical conditions, such as Mato Grosso, Mato Grosso do Sul, Goiás and Tocantins. The satellite network comprises satellite earth stations located in less-populated rural areas, as well as hub stations in the cities of Brasília, Manaus, Boa Vista, Macapá, Belém, Santarém, Marabá, Rio de Janeiro, Curitiba, Porto Alegre, Florianópolis, Cuiabá, Porto Velho and Goiânia. These satellite networks use digital technology and began operating in August 2000. The fiber optic and satellite backbones are interconnected in Brasília, Belém, Fortaleza, Rio de Janeiro, Curitiba, Porto Alegre, Florianópolis, Cuiabá, Porto Velho and Goiânia. The integration of the land-based segment of our satellite network allows us to service our subscribers in any location in Regions I and II.

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

In 2009, the Amazonas 2 satellite was launched and this satellite commenced commercial operations in early 2010. The Amazonas 2 satellite was manufactured by Astrium and launched into geostationary orbit of 61 degrees West. This satellite provides both C and KU band transponders and on-board switching, with an expected useful life of 15 years. The Amazonas 2 satellite is owned by a subsidiary of Hispasat and Hispamar has been granted the right to operate and lease all of the transponder’s space segment on this satellite.

In 2013, the Amazonas 3 satellite was launched to replace all traffic from Amazonas 1 satellite, which had reached the end of its useful life.

We lease transponders from:

•

Hispamar with 754 MHz of capacity, in the C band, on the Amazonas 3 satellite and 540 MHz of capacity in the C band on the Amazonas 2 satellite to provide voice and data services through 653 remote switches covering 390 municipalities;

•

Hispamar with 98.3 Mhz of capacity, in the KU band, on the Amazonas 3 satellite and 576 Mhz of capacity in the KU band on the Amazonas 2 satellite to provide voice and data services to approximately 3,028 localities;

•

Intelsat Satellite with 122 MHz of capacity, in the C band, on the IS-805 satellite and 648 MHz of capacity in the C band on the IS 10-02 satellite to transport voice and data signals from Manaus to Rio de Janeiro;

•	SES New Skies with 108 MHz of capacity, in the KU band, on the SES-4 satellite to provide voice and data services throughout Brazil;

•	Intelsat Satellite with 103 MHz of capacity, in the C band, on the IS-905 satellite to transport voice and data signals from Macapá to Rio de Janeiro and Boa Vista to Rio de Janeiro; and

•	SES New Skies with 1.5 GHz of capacity, in the KU-band, on the SES-6 satellite to provide our own head-end DTH services within Brazil.

In 2005, we and Telemar started to operate gateways satellite platforms operating in the KU band that are comprised of a satellite transport solution with Digital Video Broadcast — Return Channel Satellite, or DVB-RCS, technology and an NGN control solution.

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

Network Maintenance

Our external plant and equipment maintenance, installation and network servicing are performed by third-party service providers. We employ our own team of technicians for the maintenance of our internal plant and equipment.

In January 2012, we entered into a services agreement with Telemont for installation, operation, and corrective and preventive maintenance in connection with our external plant and associated equipment, public telephones, and fiber optic and data communication networks (including broadband access services) in the State of Rio de Janeiro. In October 2012 we entered into a substantially a similar services agreement with Telemont with respect to the States of Minas Gerais, Espírito Santo, Mato Grosso, Mato Grosso do Sul, Tocantins, Acre, Rondônia and Goiás and the Federal District. The total estimated payments during the five-year terms of these contracts are expected to be R$6.6 billion.

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

In October 2012, we entered into a services agreement with A.R.M. Engenharia for installation, operation, and corrective and preventive maintenance in connection with our external plant and associated equipment, public telephones, and fiber optic and data communication networks (including broadband access services) in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas, Sergipe, Bahia, Amazonas, Roraima, Pará, Amapá, Paraná, Santa Catarina and Rio Grande do Sul. The total estimated payments under this contract are R$6.3 billion during the five-year term of this contract.

From May 2013 to June 2013, we internalized our installation, operations, and corrective and preventive maintenance services in connection with our fixed-line telecommunications services, mobile telecommunications services, data transmission services (including broadband access services), satellite services, buildings, access ways and towers. These services had previously been provided by Nokia Solutions and Alcatel-Lucent.

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

Local Fixed-Line Services

In the local fixed-line telecommunications services market, competition has historically been focused on corporate customers, however, recently our competitors have begun compete in the consumer market with bundles or services targeted to the needs of lower income customers. In addition, competition from other telecommunications services has been increasing, particularly from mobile telecommunications services, which has led to traffic migration from fixed-line traffic to mobile traffic and the substitution of mobile services in place of fixed-line services, encouraged by offers of aggressively-priced packages from some mobile telecommunications service providers. Finally, the decrease in interconnection rates has discouraged the construction of new fixed-line networks and has led to decreases in market prices for telecommunications services by enabling telecommunications service providers that use the local fixed-line networks of incumbent fixed-line providers to offer lower prices to their customers.

We are the leading provider of local fixed-line services in Regions I and II with 11.6 million fixed lines in service in Region I and 6.7 million fixed lines in service in Region II as of December 31, 2013. Based on the most recent information available from ANATEL, as of April 30, 2013, we had an estimated market share of 67.8% of the total fixed lines in service in Region I and an estimated market share of 62.4% of the total fixed lines in service in Region II. Our principal competitors for fixed-line services are (1) Embratel (a subsidiary of América Móvil), which had an estimated market share of 20.3% of the total fixed lines in service in Region I and an estimated market share of 13.0% of the total fixed lines in service in Region II as of April 30, 2013, based on the most recent information available from ANATEL, and (2) GVT (an affiliate of Vivendi S.A.), which had an estimated market share of 6.9% of the total fixed lines in service in Region I and an estimated market share of 20.7% of the total fixed lines in service in Region II as of April 30, 2013, based on the most recent information available from ANATEL.

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

We expect to continue to face competition from mobile services providers, which represent the main source of competition in the local fixed-line service market. As of December 31, 2013, there were 137.4 million mobile subscribers (including our mobile customers) in Region I, an 3.91% increase over December 31, 2012, and there were 68.3 million mobile subscribers (including our mobile customers) in Region II, a 2.70% increase over December 31, 2012, based on information available from ANATEL. The increase in the number of mobile users, in addition to reduced mobile services rates, is expected to continue to adversely affect the number of fixed-line subscribers and the volume of local fixed-line traffic. In addition, because mobile providers offer promotions and service plans that permit subscribers to make calls within the mobile provider’s network at rates that are less than those charged for calls from a fixed-line telephone to a mobile telephone, we believe that we may be vulnerable to traffic migration as customers with both fixed-line and mobile telephones use their mobile devices to make calls to other mobile subscribers.

Long-Distance Services

The long-distance services market is highly competitive. As of December 31, 2012, based on the most recent information available from ANATEL, of the total number of national long-distance minutes originated nationwide, we had a market share of 11.0%, ranking behind TIM with 50.1% and Embratel with 27.7% and ahead of Telefônica Brasil with 8.44%.

Our principal competitors for long-distance services are TIM and Embratel, which are currently offering long-distance services throughout Brazil at rates that are charged on a per call, rather than per minute, basis. As a result of our commencement of mobile services in Region III, we have also begun to compete with Telefônica Brasil, which is the incumbent fixed-line service provider in Region III.

Increased competition from long-distance service providers has resulted in pressure on our long-distance rates and adversely affected our revenue from these services. In addition, the proliferation of new types of service plans, such “same network” subscription plans that offer unlimited long distance calls and data combination plans are impacting the long-distance services market in Brazil. Competition in the long-distance market may require us to increase our marketing expenses and/or provide services at lower rates than those we currently expect to charge for such services. Competition in the domestic market has had and could continue to have a material adverse effect on our revenues and margins.

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

Mobile Services

The mobile telecommunications services market in Brazil is characterized by intense competition among providers of mobile telecommunications services. We compete primarily with the following mobile services providers, each of which provides services throughout Brazil:

•	Telefônica Brasil, which is a subsidiary of Telefónica S.A, and which markets its mobile services under the brand name “Vivo”;

•	TIM, which is a subsidiary of Telecom Italia S.p.A.; and

•	Claro, which is a subsidiary of América Móvil.

In December 2010, Nextel Brazil acquired licenses to provide 3G services throughout Brazil. Nextel launched commercial services on its 3G network in December 2012. Nextel’s entrance in the market could increase competition for mobile services as it expands its network.

As of December 31, 2013, based on information available from ANATEL, we had a market share of 18.5% of the total number of subscribers in Brazil, ranking behind Telefônica Brasil with 28.5%, TIM with 27.1% and Claro with 25.3%, and we captured 10.5% of all net additions of mobile subscribers in Brazil (calculated based on the number of mobile subscribers at the end of a period less the number of mobile subscribers at the beginning of that period) during 2013.

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

Our principal competitors in the commercial data transmission services market are Embratel, GVT and Telefônica Brasil. The commercial data transmission services market is significantly less regulated than the fixed-line, long-distance and mobile services markets. Along with growth in traffic volume and increasing demand for broadband capacity, we expect significant price reductions in data transmission services as competitors expand their networks. In recent years, there has been a shift in competition towards value-added services provided over IP platforms and VPN services.

Subscription Television Services

In Brazil, the high quality programming of television broadcasters has resulted in aggregate ratings for these broadcasters of approximately 90% of viewers and has limited the perceived value of subscription television. As a result, the subscription television market in Brazil has a low penetration compared to developed countries and even to other South American countries such as Argentina, Chile and Mexico. Penetration rates by subscription television have grown from 8.0% of Brazilian households in 2005 to 28.9% in 2013. According to information available from ANATEL, the Brazilian subscription television market grew by more than 9.8% in from December 31, 2012 to December 31, 2013.

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

In December 2012 and January 2013, we began to deliver Oi TV through our fiber optic network using an internet protocol, or IP TV, in the Rio de Janeiro and Belo Horizonte, respectively. We plan to gradually expand our IP TV service to other cities.

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

We hold five licenses to use radio frequency spectrum to provide 2G services in Regions I and II and four in Region II. These licenses grant us permission to use the applicable radio spectrum for 15 years from the date of the authorization agreement under which they are granted and are renewable for additional 15-year terms. Upon renewal of any of these licenses and on every second anniversary of such renewal, we will be required to pay an amount equal to 2.0% of our prior year’s net operating revenue from personal mobile services. The initial terms of our radio frequency spectrum licenses expire between 2016 and 2022.

Our authorization agreements are subject to network scope and service performance obligations set forth in these authorization agreements. Under these obligations we are required to (1) service all municipalities in Regions I and II with a population in excess of 100,000, and (2) service all municipalities in Region III with a population in excess of 200,000. In addition, by the fifth anniversary of the date of the authorization agreement for Region III, we will be required to service all municipalities in Region III with a population in excess of 100,000. A municipality is considered “serviced” when the covered service area contains at least 80% of the urban area in the municipality. Our failure to meet these targets may result in the imposition of penalties established in ANATEL regulations and, in extreme circumstances, in termination of our personal mobile services authorizations by ANATEL. As of the date of this annual report, we have satisfied the network scope and service performance obligations set forth in these authorization agreements, however we have not yet received ANATEL’s inspection report.

In August 2007, ANATEL adopted a revision of the personal mobile services regulations that became effective in February 2008. These revised regulations imposed additional obligations on personal mobile services providers, in particular in connection with customers’ rights. For a discussion of these additional obligations, see “—

Regulation of the Brazilian Telecommunications Industry—Regulation of Mobile Services— Additional Obligations.”

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

These radio frequency licenses include network scope obligations. Under these obligations, we are currently required to (1) provide service to 459 municipalities in Regions I, II and III that did not have mobile services at the time these licenses were granted with either 2G or 3G mobile telecommunications services, (2) provide 3G service to all state capitals in Regions I, II and III, the Federal District and all municipalities with a population in excess of 200,000 inhabitants, (3) provide 3G service to all of the municipalities covered by these licenses with a population in excess of 100,000 and (4) provide 3G service to 50% of all of the municipalities with a population between 30,000 and 100,000. In addition, we will be required to provide 3G service to 60% of the municipalities, including 641 specified municipalities, covered by these licenses with a population less than 30,000 by the eighth anniversary of the date of these licenses.

A municipality is considered “serviced” when the covered service area contains at least 80% of the urban area in the municipality. Our failure to meet these targets may result in the imposition of penalties established in ANATEL regulations and, in extreme circumstances, in termination of our 3G frequency licenses by ANATEL. As of the date of this annual report, we have satisfied the network scope and service performance obligations set forth in these licenses, however we have not yet received ANATEL’s inspection report.

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

These radio frequency licenses include network scope obligations. Under these obligations, we are currently required to provide 4G service in all of the host municipalities of the 2013 FIFA Confederations Cup by April 30, 2013 and all of the host municipalities of the 2014 FIFA World Cup by December 31, 2013, an obligation with respect to which we are awaiting ANATEL’s final inspection report to be considered accomplished. In addition, we will be required to:

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

•

provide unlimited data services at minimum upload speeds of 256 kbps and download speeds of 128 kbps to rural schools in 289 municipalities in the States of Goiás, Mato Grosso, Mato Grosso do Sul, Rio Grande do Sul and the Federal District by June 30, 2014, in 384 such municipalities by December 31, 2015 and in 962 such municipalities by December 31, 2017; and

•

make our fixed-line network available to other telecommunications service providers to allow them to comply with their obligations under the General Plan on Universal Service in 289 municipalities in the States of Goiás, Mato Grosso, Mato Grosso do Sul, Rio Grande do Sul and the Federal District by June 30, 2014, in 384 such municipalities by September 30, 2014 and in 962 such municipalities by September 30, 2015.

In addition, our 4G radio frequency licenses impose minimum investment obligations in domestic technologies. At least 60% of the cost of all goods, services, equipment, telecommunications systems and data networks that we purchase to meet our 4G service obligations must developed in Brazil. This minimum requirement will increase to 65% between January 1, 2015 and December 31, 2016 and 70% between January 1, 2017 and December 31, 2022.

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

The Multimedia Communication Services authorizations became effective in May 2003 and cover the same geographical areas as our concession agreements. In April 2008, in connection with the amendments to our fixed-

line services concessions, we agreed to provide internet service free of charge until December 31, 2025 to all urban schools in the areas of our concession agreements.

Term of Commitment to Adhere to National Broadband Plan

On June 30, 2011, we entered into a Term of Commitment (Termo de Compromisso) with ANATEL and the Ministry of Communications to formalize our voluntary commitment to adhere to the terms of the National Broadband Plan, created in May 2010 by Executive Decree No. 7,175/10 with the goal to make broadband access available at low cost, regardless of technology, throughout Brazil. Pursuant to the Term of Commitment, we are required to offer (1) broadband services with minimum upload and download capabilities to retail customers in certain sectors of Region I and II for a maximum price of R$35 per month (or R$29.90 in ICMS-exempt states), plus fees, and (2) access to our broadband infrastructure to certain wholesale customers, including small businesses and municipalities, in certain sectors of Region I and II for a maximum price of R$1,253 per 2 Mbps per month and a one-time installation fee, while observing all quality standards under ANATEL regulations. Both retail and wholesale services are subject to certain network capacity limits and need only be provided at the demand of the customer. Pursuant to the Term of Commitment, we have offered the required services to all eligible retail and wholesale customers since the date of its execution and have gradually increased the capacities offered to wholesale customers since November 2011. We are obligated to provide the maximum capacities established by the Term of Commitment to eligible wholesale customers by June 30, 2015. In addition, the Term of Commitment requires that we:

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

Research and Development

We conduct independent innovation, research and development in areas of telecommunications services but historically we have not independently developed new telecommunications technologies. We depend primarily on suppliers of telecommunications equipment for the development of new technology.

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

Since 2009, we has executed cooperation agreements with the following national research centers: CERTI Foundation, C.E.S.A.R., Technological Projects, Research and Studies Coordination Foundation (Fundação Coordenação de Projetos, Pesquisas e Estudos Tecnológicos – COPPETEC), Telecommunications Research and Development Foundation (Fundação Centro de Pesquisa e Desenvolvimento em Telecomunicações – CPqD), Technological Innovation Foundation (Fundação Para Inovações Tecnológicas—FITEC), National Institute for Telecommunications Foundation (Fundação Instituto Nacional de Telecomunicações—Inatel) and PUC-RJ. We have also executed cooperation agreements with Brazilian national telecommunications suppliers which develop technology in Brazil, such as AsGa S.A., Digitel S.A. – Indústria Eletrônica and Padtec S.A.

In order to achieve our goals on innovation investments, in 2011, we intensified the process for the exploration of innovative services and activities concerning innovation, research and development to promote our innovation ecosystem and in October 2011 launched the first call for Innovative Mobile Applications for Major Events through the Oi Innovation Program (Programa Oi Inovação).

Our investments in innovation, research and development totaled R$13 million in 2013, R$11 million in 2012 and R$23 million in 2011.

Property, Plant and Equipment

Our principal properties, owned and leased, are located in Regions I and II. As of December 31, 2013, the net book value of our property, plant and equipment was R$24,786 million. Our main equipment consists of transmission equipment, trunking and switching stations (including local, tandem and transit telephone exchanges), metallic and fiber-optic cable networks and lines, underground ducts, posts and towers, data communication equipment, network systems and infrastructure (including alternating and direct current supply equipment) and motor-generator groups.

As of December 31, 2013, of the net book value of our property, plant and equipment, transmission and other equipment represented 42.0%; infrastructure, primarily underground ducts, post and towers, cables and lines represented 22.0%; work in progress represented 18.4%; automatic switching equipment represented 9.0%; buildings represented 3.7%; and other fixed assets represented 4.9%.

All property, plant and equipment that are essential in providing the services described in our concession agreements are considered “reversible assets,” which means that, should our concession agreements expire or terminate without being renewed, these assets will automatically revert to ANATEL. There are no other encumbrances that may affect the utilization of our property, plant and equipment. For more details, see note 15 to our consolidated financial statements.

Intellectual Property

We believe the trademarks that identify us and our businesses are important for us, and as a result, we have taken steps to protect them. As of December 31, 2013, we had 1,027 trademarks registered with the Brazilian Patent and Trademark Office (Instituto Nacional de Propriedade Industrial), or BPTO, and 701 pending trademark applications. Our main trademark, “Oi,” is registered with the BPTO in several classes, which allows us to use this trademark in a variety of markets in which we operate, including in connection with our fixed-line, mobile and broadband services. Among the various trademarks we have registered with the BPTO, 12 are being contested by third parties. In addition, of our 701 pending trademark applications, 11 have been challenged by third parties.

As of December 31, 2013, we had 1,574 domain names registered with the Center of Information and Coordination of Dot Br –NIC. Br, an agency responsible for registering domain names in Brazil. The information included on our websites or that might be accessed through our websites is not included in this annual report and is not incorporated into this annual report by reference.

As of December 31, 2013, the INPI had granted eleven patents, utility models or industrial designs to our company. We had also filed 22 patent applications, which are pending with the BPTO. Requests for technical examination have been submitted to the BPTO for all of these pending patent applications. Once examination is concluded, a decision accepting or rejecting the application will be issued. If granted, the patent will have a term of 20 years from the date of filing and no less than ten years from the date the application is granted.

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

Oi Futuro operates two cultural centers in Rio de Janeiro and a cultural center in Belo Horizonte, as well as two telecommunications museums. Oi Futuro also manages the “Programa Oi de Patrocínios Culturais Incentivados.” In 2013, we remained one of the primary sponsors of cultural activities in Brazil, sponsoring more than 100 projects through a public selection process.

Oi Futuro supports and develops education projects that use new communication and information technologies to transform the classroom environment and prepare young people for jobs of the future. Oi Futuro’s diverse initiatives include (1) the Advanced Education Center (Núcleo Avançado em Educação), a public vocational high school established through a public-private partnership with campuses in Rio de Janeiro and Recife that was elected by Microsoft as one of the 33 most innovative schools in the world in 2012, and (2) the “Oi Kabum!” Arts and Technology School (Oi Kabum! Escola de Arte e Tecnologia) with campuses in Rio de Janeiro, Recife, Belo Horizonte and Salvador. In 2013, more than 1,400 students participated in these programs.

Oi Futuro supports social-environmental programs through its “Oi Novos Brasis” program, which focuses on guaranteeing rights, employment and income, and on sustainability education. In 2013, more than 8,100 people benefited from these programs. In addition, in 2013, Oi Futuro supported 13 projects through the Public Funds for Childhood and Adolescence (FIA - Fundos Públicos da Infância e da Adolescência).

We contributed R$23.6 million in 2013, R$20 million in 2012 and R$31 million in 2011.

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

Concessions and Authorizations

Under the General Telecommunications Law and ANATEL regulations, the right to provide telecommunications services is granted either through a concession under the public regime (as discussed below) or an authorization under the private regime (as discussed below). A concession is granted for a fixed period of time following a public auction and is generally renewable only once. An authorization is granted for an indeterminate period of time and public auctions are held for some authorizations. These concessions and authorizations allow service providers to provide specific services in designated geographic areas, set forth certain obligations with which the service providers must comply and require equal treatment of customers by the service providers.

The three principal providers of fixed-line telecommunications services in Brazil, Telesp, Embratel and our company, provide these services under the public regime. In addition, CTBC and Sercomtel, which are secondary local fixed-line telecommunications service providers, operate under the public regime. All of the other providers of fixed-line telecommunications services and all providers of personal mobile services and data transmission services in Brazil operate under the private regime.

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

A number of bills affecting telecommunications policy have been submitted to the Brazilian Congress with an aim to make telecommunications services more accessible to Brazil’s low-income population. These bills have proposed to eliminate the monthly subscription fee (assinatura mensal) that compensates telecommunications companies for extending and maintaining fixed-line telecommunications services for their customers. If approved, we expect that this proposal will adversely affect the overall margin of telecommunications providers, including us. For a discussion of the legal and regulatory risks associated with our business, see “Item 3. Key Information—Risk Factors—Risks Relating to Our Company and the Brazilian Telecommunications Industry—Our industry is highly regulated. Changes in laws and regulations may adversely impact our business.”

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

Prior to 2008, Factor X, which was discounted from the IST, was equal to 50% of the increase in a public regime provider’s productivity. Beginning in 2008, ANATEL has calculated the sector’s weighted average productivity rate. As of the date of this annual report, Factor X is equal to (1) 50% of the increase in the weighted average productivity rate of public regime providers, plus (2) 75% of a factor calculated by ANATEL that is designed to reflect cost optimization targets for the telecommunications industry as a whole. If the weighted average productivity rate is negative, ANATEL will not allow an annual adjustment in excess of the IST.

ANATEL has proposed new regulations under which it would modify the Factor X applicable to the determination of rate increases available to public concessionaires providing fixed-line services. These regulations were submitted for public consultation in July 2011 and the public consultation period ended on September 1, 2011. We expect these new regulations, as they may be modified as a result of ANATEL’s further analysis, to be adopted in 2014.

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

The General Plan on Competition Targets requires public regime service providers that have significant market power to share their fixed-line network infrastructure with other providers, including their local fixed-line access networks. Providers that are deemed to have significant market power must offer (1) full unbundling of their copper wire or coaxial cable access networks, and (2) partial unbundling of their broadband networks to accommodate bitstreams of up to 10 Mbps. The methodology by which the wholesale prices for these services will be determined will be established by ANATEL. We expect that ANATEL will commence a public consultation process with respect thereto in 2014.

Providers with significant market power must also share their passive infrastructure, such as telecommunications towers, with other service providers at prices determined by bilateral negotiations between the providers.

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

ANATEL announced that beginning in 2008, the method used to determine the TU-RL rates would be based on a cost methodology, known as long-run incremental costs. However, in October 2007, ANATEL published an official letter delaying this change until the end of 2010. In September 2010, ANATEL commenced the bidding process to engage an international consultant to assist with the development of the long-run incremental cost methodology. ANATEL has indicated that in the first quarter of 2014 it will announce rates based on a long-run incremental cost methodology that will be applicable beginning in 2016.

In May 2012, ANATEL adopted revisions to the regulations relating to TU-RL rates and TU-RIU rates that became effective in August 2012. Under the revised regulations (1) between August of 2012 and December of 2013, fixed-line service providers will be able to charge other fixed-line service providers for local fixed-line calls originating on their local fixed-line networks and terminating on the other provider’s local fixed-line networks only if the outgoing traffic in a given direction of transmission is higher than 75% of the total traffic between such providers, and (2) beginning in January 2014, fixed-line service providers were no longer be able to charge other fixed-line service providers for local fixed-line calls originating on their local fixed-line networks and terminating on the other provider’s local fixed-line networks.

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

In November 2011, ANATEL adopted new regulations under which ANATEL was authorized to reduce the then-current VC-1, VC-2 and VC-3 rates by as much as 18% in 2011, 12% in 2012 and 10% in 2013, after giving effect to an inflation adjustment based on the IST measured from June 2009. In February 2012, ANATEL ordered us to reduce our VC-1, VC-2 and VC-3 rates by approximately 10%, although we are appealing the timing of the application of this rate decrease to our company as our VC-1 rate was increased in Region I by 1.54% in accordance with our application for this increase in February 2012. In March 2013, ANATEL reduced our VC-1 rates in Region I and Region II by approximately 18.6% and 8%, respectively. These regulations also provided procedures under which ANATEL adopted a maximum VU-M rate that is applicable in the event that providers cannot agree upon the VU-M applicable in their interconnection agreements. Under the General Plan on Competition Targets, in February 2014 the VU-M rate was reduced to 75% of the maximum VU-M rate established by ANATEL in December 2013, and in February 2015 will be reduced to 50% of the maximum VU-M rate established for 2013. The maximum VU-M rate established by ANATEL is R$0.33 per minute.

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

To increase transparency, customers must be provided with specialized software at no cost to measure their own network quality, although such customer-generated measurements will not be included in official calculations. In addition to ensuring network quality standards, service providers must hire specialized companies to measure customer service and customer satisfaction indicators, including complaint resolution, customer service personnel competence, customer perceptions relating to billing and quality of technical support staff. Service providers must comply with the above-mentioned quality standards beginning on the thirteenth month following implementation of the Regulations. Failure to meet such standards will subject non-compliant service providers to sanctions. We have met these standards for 2013.

National Broadband Plan

On June 30, 2011, we entered into a Term of Commitment (Termo de Compromisso) with ANATEL and the Ministry of Communications to formalize our voluntary commitment to adhere to the terms of the National Broadband Plan, created in May 2010 by Executive Decree No. 7,175/10 with the goal to make broadband access available at low cost, regardless of technology, throughout Brazil. Pursuant to the Term of Commitment, we are required to offer (1) broadband services with minimum upload and download capabilities to retail customers in certain sectors of Region I and II for a maximum price of R$35 per month (or R$29.90 in ICMS-exempt states), plus fees, and (2) access to our broadband infrastructure to certain wholesale customers, including small businesses and municipalities, in certain sectors of Region I and II for a maximum price of R$1,253 per 2 Mbps per month and a one-time installation fee, while observing all quality standards under ANATEL regulations. Both retail and wholesale services are subject to certain network capacity limits and need only be provided at the demand of the customer. Pursuant to the Term of Commitment, we have offered the required services to all eligible retail and wholesale customers since the date of its execution and have gradually increased the capacities offered to wholesale customers since November 2011. We are obligated to provide the maximum capacities established by the Term of Commitment to eligible wholesale customers by June 30, 2015. In addition, the Term of Commitment requires that we:

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

Our inbound and outbound roaming services with MTN Irancell were launched commercially in October and November 2012, respectively. During 2013, we recorded revenues of US$117 and expenses of US$237 in connection with this roaming agreement. We do not maintain any bank accounts in Iran. All payments in connection with our international roaming agreements are effected through our bank account in London.

The purpose of this roaming agreement is to provide our customers with coverage in areas where we do not own networks. For that purpose, we intend to continue maintaining this agreement.

We own a 10.0% interest in Portugal Telecom, and Portugal Telecom indirectly through its subsidiary Bratel Brasil owns 7.1% of our voting common shares and 12.1% of the voting shares of our controlling shareholder TmarPart, and owns 19.2% of our non-voting preferred shares. Portugal Telecom has reported to us the following:

Through its subsidiary MEO - Serviços de Comunicações e Multimedia, S.A. (previously known as TMN—Telecomunicações Móveis Nacionais, S.A.), or MEO, Portugal Telecom has entered into roaming agreements with MTN Irancell. Pursuant to such roaming agreement, Portugal Telecom’s customers are able to roam on the Iranian network (outbound roaming), and customers of such Iranian operators are able to roam on TMN’s network (inbound roaming). For outbound roaming, Portugal Telecom pays the Iranian operator roaming fees for use of its network by Portugal Telecom’s customers, and for inbound roaming the Iranian operator pays Portugal Telecom roaming fees for use of its network by the Iranian operator’s customers.

In 2013, in connection with the above mentioned roaming agreements entered into with MTN Irancell, MEO recorded gross revenues of €846 and operating costs of €1,234, corresponding to a net loss after tax of €266. In addition to these transactions, MEO also incurred expenses amounting to €1,258 in 2013 with the Mobile Company of Iran, corresponding to a net loss after tax of €862. Portugal Telecom does not maintain any bank accounts in Iran. All payments in connection with Portugal Telecom’s international roaming agreements are effected through Portuguese bank accounts.

The purpose of all of these agreements is to provide Portugal Telecom’s customers with coverage in areas where it does not own networks. For that purpose, Portugal Telecom intends to continue maintaining these agreements.

Portugal Telecom also provides telecommunications services in the ordinary course of business to the Embassy of Iran in Lisbon, Portugal. Portugal Telecom recorded gross revenues and net profits of less than €10,000 from these services in 2013. As one of the primary providers of telecommunications services in Lisbon, Portugal, Portugal Telecom intends to continue providing such services, as it does to the embassies of many other nations.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements as of December 31, 2013 and 2012 and for the three years ended December 31, 2013, which are included in this annual report, as well as with the information presented under the sections entitled “Presentation of Financial and Other Information” and “Item 3. Key Information—Selected Financial Information.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 3. Key Information—Risk Factors.”

Overview

We are one of the largest integrated telecommunication service provider in Brazil, based on information available from ANATEL regarding the total number of fixed-lines in service and mobile subscribers of our company as of December 31, 2013, and one of the principal telecommunication services provider offering “quadruple play” services in Brazil. We offer a range of integrated telecommunication services that includes fixed-line and mobile telecommunications services, data transmission services (including broadband access services), ISP services and other services, for residential customers, small, medium and large companies, and governmental agencies. In 2013, we recorded net operating revenue of R$28,422 million and net income of R$1,493 million.

Our results of operations and financial condition have been and will be significantly influenced in future periods by the corporate reorganization of our company, TNL, Telemar and Coari described under “—Corporate Reorganization.” In addition, our results of operations for the years ended December 31, 2013, 2012 and 2011 have been influenced, and our future results of operations will continue to be influenced, by a variety of factors, including:

•

the rate of growth of Brazilian GDP, which grew by an estimated 2.3% in 2013, and grew by 0.9% in 2012 and 2.7% in 2011, which we believe affects demand for our services and, consequently, our net operating revenue;

•

the number of our fixed lines in service, which declined to 16.9 million as of December 31, 2013 from 17.8 million as of December 31, 2012, and the percentage of our fixed-line customers that subscribe to our alternative plans which increased to 80.5% as of December 31, 2013 from 79.8% as of December 31, 2012;

•	the number of our mobile customers, which increased to 50.2 million as of December 31, 2013 from 49.3 million as of December 31, 2012;

•	the number of our fixed-line customers that subscribe to our broadband services, which increased to 5.9 million as of December 31, 2013 from 5.7 million as of December 31, 2012;

•

the increased competition in the Brazilian market for telecommunications services, which affects the amount of the discounts that we offer on our service rates and the quantity of services that we offer at promotional rates;

•

inflation rates in Brazil, which were 4.90% in 2013 and 4.77% in 2012, as measured by the IST, and the resulting adjustments to our regulated rates, as well as the effects of inflation on our real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation;

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

•

changes in the real/U.S. dollar exchange rate, including the 14.6% depreciation of the real against the U.S. dollar in 2013 and the 8.9% depreciation of the real against the U.S. dollar in 2012, which has affected the cost in reais of a substantial portion of the network equipment that we purchase for our capital expenditure projects, the prices of which are denominated in U.S. dollars or are U.S. dollar-linked; and

•

the level of our outstanding indebtedness, fluctuations in benchmark interest rates in Brazil, principally the CDI rate and the TJLP rate, which affects our interest expenses on our real-denominated floating rate debt.

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

•

the dividend distribution policy that we have announced, under which we have stated that we intend to approve the distribution of approximately R$500 million at each of our annual general shareholders meetings in 2014, 2015 and 2016 through the distribution of dividends, payment of interest on capital, share grants or redemption, capital reduction or other forms that enable the distribution of funds to shareholders; and

•

the requirement under Brazilian corporate law and our by-laws that we pay dividends on an annual basis in an amount equal to at least 25% of our adjusted net income, unless our board of directors deems it inconsistent with our financial position.

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

Proposed Business Combination

On October 1, 2013, we entered into a memorandum of understanding, or the MOU, with Portugal Telecom, AG Telecom, LF Tel, PASA, EDSP, Bratel Brasil, BES and Ongoing, in which we and they agreed to the principles governing a series of transactions, including the business combination described below.

The business combination transaction involves three principal components:

•

a capital increase of our company in which we expect to issue common shares and preferred shares in an underwritten offering for an aggregate of at least R$7,000 million in cash, and common shares and preferred shares to Portugal Telecom in exchange for the contribution by Portugal Telecom to our company of all of the shares of its subsidiary PT Portugal, which will at that time owns (a) all of the operating assets of Portugal Telecom, except interests held directly or indirectly in Oi and Contax Holding, and (b) all of Portugal Telecom’s liabilities at the time of the contribution, which we refer to collectively as the Oi capital increase;

•

a merger of shares (incorporação de ações) under Brazilian law, a Brazilian transaction in which, subject to the approvals of the holders of voting shares of our company and TmarPart, all of the shares of our company not owned by TmarPart will be exchanged for TmarPart common shares and we will become a wholly-owned subsidiary of TmarPart; and

•

a merger (incorporação) under Portuguese and Brazilian law, of Portugal Telecom with and into TmarPart, with TmarPart as the surviving company in which the shareholders of Portugal Telecom will receive an aggregate number of TmarPart shares equal to the number of TmarPart shares held by Portugal Telecom immediately prior to the merger.

In connection with the business combination, we expect that:

•	TmarPart will enter into several additional transactions designed to recapitalize TmarPart so that at the time of the merger of shares, TmarPart will have no net debt;

•	TmarPart and our company will enter into merger transactions in order to simplify the ownership structure of TmarPart;

•	The shares of TmarPart will be listed on the Novo Mercado segment of the BM&FBOVESPA and on the NYSE Euronext Lisbon, and ADSs representing the shares of TmarPart will be listed on the NYSE; and

•	The shareholders agreements among the shareholders of TmarPart will be terminated.

We believe that the business combination will:

•

permit the formation of a single large multinational telecommunications company based in Brazil with more than 100 million customers in seven countries with a total population of approximately 260 million people;

•	maintain the continuity of operations under the trademarks of Oi and Portugal Telecom in their respective regions of operation, subject to unified control and management by TmarPart;

•

further consolidate the operations of our company and Portugal Telecom, with the goal of achieving significant economies of scale, maximizing operational synergies, reducing operational risks, optimizing efficient investments and adopting best operational practices;

•	strengthen the capital structure of TmarPart, facilitating its access to capital and financial resources;

•

consolidate the shareholder bases of our company, Portugal Telecom and TmarPart as holders of a single class of common shares or ADSs traded on the Novo Mercado segment of the BM&FBOVESPA, the NYSE and NYSE Euronext Lisbon;

•	diffuse TmarPart’s shareholder base, as a result of which no shareholder or group of shareholders will hold a majority interest in TmarPart’s capital;

•	result in the adoption by TmarPart of the corporate governance practices of the Novo Mercado segment of the BM&FBOVESPA; and

•	promote greater liquidity of the TmarPart common shares than currently is available to holders of our shares and Portugal Telecom’s shares.

For more information on the proposed business combination and related transactions, see “Item 4. Information on the Company—Our History and Development—Proposed Business Combination.”

Financial Presentation and Accounting Policies

Presentation of Financial Statements

We have prepared our consolidated financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011 in accordance with Brazilian GAAP, which differs in certain important respects from U.S. GAAP. Differences between Brazilian GAAP and U.S. GAAP where applicable to Oi are summarized in note 31 to our audited consolidated financial statements included in this annual report.

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

Depreciation of Property, Plant and Equipment

We depreciate property, plant and equipment using the straight-line method at rates we judge compatible with the useful lives of the underlying assets. The depreciation rates of our most significant assets are presented in note 15 to our consolidated financial statements. The useful lives of assets in certain categories may vary based on whether they are used primarily to provide fixed-line or mobile services. We review the estimated useful lives of the assets taking into consideration technical obsolescence and a valuation by outside experts.

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

We have not recorded any impairment of our long-lived assets during the three years ended December 31, 2013.

Provisions

We recognize provisions for losses in labor, tax and civil proceedings, as well as administrative proceedings. The recognition of a provision is based on the assessment of the risk of loss made for each proceeding, which includes assessing available evidence and recent decisions.

We classify our risk of loss in legal proceedings as remote, possible or probable. Provisions recorded in our consolidated financial statements in connection with these proceedings reflect reasonably estimated losses at the relevant date as determined by our management after consultation with our general counsel and the outside legal counsel. As discussed in note 22 to our consolidated financial statements, we record as a liability our estimate of the costs of resolution of such claims, when we consider our losses probable. We continually evaluate the provisions based on changes in relevant facts, circumstances and events, such as judicial decisions, that may impact the estimates, which could have a material impact on our results of operations and shareholders’ equity. While management believes that the current provision is adequate, it is possible that our assumptions used to estimate the provision and, therefore, our estimates of loss in respect of any given contingency will change in the future based on changes in the relevant situation. This may therefore result in changes in future provisioning for legal claims. For more information regarding material pending claims against our company, see “Item 8. Financial Information—Legal Proceedings” and note 22 to our consolidated financial statements.

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

The Brazilian Accounting Pronouncements Committee has adopted amendments to CPC 33, “Employee Benefits,” that changed the accounting for defined benefit plans and termination benefits. This amendment eliminated the use of the corridor approach to recognizing actuarial gains and losses of defined benefit plans and required that actuarial gains and losses was recognized directly in the other comprehensive income component of shareholders’ equity. This amendment became effective for periods ending on or after January 1, 2013. The revision of our accounting for defined benefit plans and termination benefits in compliance with this amendment had a negative impact on our shareholders’ equity of R$314 million (R$207 million net of taxes) as of December 31, 2012. The adoption of this standard does not have any material impact as of December 31, 2011, 2010 or 2009.

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

Principal Factors Affecting Our Financial Condition and Results of Operations

Rate of Growth of Brazil’s Gross Domestic Product and Demand for Telecommunications Services

As a Brazilian company with substantially all of our operations in Brazil, we are affected by economic conditions in Brazil. Brazilian GDP grew by an estimated 2.3% in 2013, and grew by 0.9% in 2012 and 2.7% in 2011. While we believe that growth in Brazil’s GDP stimulates demand for telecommunications services, we believe that demand for telecommunications services is relatively inelastic in periods of economic stagnation and that the effect on our revenues of low growth or a recession in Brazil would not be material under foreseeable scenarios. However, a substantial and prolonged deterioration of economic conditions in Brazil could have a material adverse effect on the number of subscribers to our services and the volume of usage of our services by our subscribers and, as a result, our net operating revenue.

Based on information available from ANATEL, the number of fixed lines in service in Brazil increased from 34.7 million as of December 31, 2000 to 44.5 million as of April 30, 2013, the latest date for which such information has been made available by ANATEL, and the number of mobile subscribers in Brazil increased from 28.8 million as of December 31, 2000 to 271.1 million as of December 31, 2013. Although the demand for telecommunications services has increased substantially during the past ten years, the tastes and preferences of Brazilian consumers of these services have shifted.

During the two-year period ended December 31, 2013, the number of mobile subscribers in Brazil has grown at an average rate of 10.3% per year while the number of fixed lines in service in Brazil during the two-year period ended December 31, 2013, has declined by an average rate of 12.4% per year. As the incumbent provider of fixed-line services and a provider of mobile services in Region I and Region II, we are both a principal target and a beneficiary of this trend. During the two-year period ended December 31, 2013, the number of our mobile subscribers in Region II has grown at an average rate of 19.8% per year from 8.1 million at December 31, 2011 to 9.7 million at December 31, 2013 and the number of mobile subscribers in Region I has grown at an average rate of 11.3% per year from 27.1 million as of December 31, 2011 to 30.2 million at December 31, 2013, while the number of our fixed lines in service in Region II has declined by an average rate of 10.5% per year from 5.2 million at December 31, 2011 to 4.6 million at December 31, 2013 and the number of fixed lines in service in Region I of our subsidiary Telemar has declined by an average rate of 13.4% per year from 10.0 million at December 31, 2011 to 8.7 million at December 31, 2013.

Demand for Our Telecommunications Services

Demand for Our Local Fixed-Line Services

Brazil’s fixed-line penetration level is now similar to that of other countries with similar per capita income, and, as has happened in such other countries, the fixed-line telecommunications customer base has remained stable. Demand for local fixed-line services of our company has reached a plateau in recent years. Because the number of customers our company terminating their fixed-line services has exceeded new activations during this period, the number of our fixed lines in service in Region II declined by 0.8 million between December 31, 2010 and December 31, 2013 and the number of fixed lines in service in Region I of Telemar declined by 1.6 million. In addition, the new fixed lines that we have activated between December 31, 2010 and December 31, 2013 generally represent customers that have changed addresses or low-income customers from whom we generate revenues at a rate below our average revenue per customer.

We have sought to combat the general trend in the Brazilian telecommunications industry of substitution of mobile services in place of local fixed-line services by offering a variety of bundled pans that include mobile services, broadband services and Oi TV subscriptions to our fixed-line customers. As a result of these service offerings, we expect that the rate of decline in number of our fixed lines in service will be reduced. As of December 31, 2013, 35.2% of our fixed lines in service also subscribed for ADSL service. As of December 31, 2013, 7.6% of our local fixed-line customers subscribed for bundled service packages, which account for 28.9% of our post-paid mobile subscribers as each fixed-line subscriber may include multiple mobile devices in a bundled plan.

We are required under ANATEL regulations and our concession contracts to offer a basic service plan to our fixed-line residential customers that permits 200 minutes of usage of our fixed-line network to make local calls. A basic plan customer pays a monthly fee for this service, and when the customer makes local calls in excess of this limit, we charge the customer for the excess minutes on a per-minute basis. We offer alternative local fixed-line plans that include significantly larger numbers of minutes and charge higher monthly fees for these plans, although these monthly fees represent a discount from the amount that the customer would be charged under our basic plan if the customer used the number of minutes included in the alternative plan. As the number of our customers selecting these alternative plans has grown in response to our marketing and promotional efforts, we have recorded increased revenues for monthly subscription fees, offset by corresponding declines in revenues for the use of excess minutes. Subscribers to our alternative fixed-line plans represented 80.5% of our fixed lines in service as of December 31, 2013 as compared to 55.0% of the fixed lines in service of our company and Telemar as of December 31, 2010. We believe that our alternative local fixed-line plans contribute to a net increase in our local fixed-line revenue as many subscribers of our alternative fixed-line plans do not use their full monthly allocations of local minutes.

The substantial increase in the number of mobile service users in Brazil has also negatively impacted the use of our public telephones. As the incumbent local fixed-line service provider in Region I and Region II, we are required under ANATEL regulations and our concession contracts to meet specified targets with respect to the availability of public telephones throughout our concession area. However, as a larger portion of the population of Region I and Region II uses mobile handsets to make calls when not in proximity to a fixed-line telephone, use of public telephones of our company and Telemar declined by 80.0% from 2010 to 2013.

Demand for Our Mobile Services

Our customer base for mobile services has grown from 39.3 million at December 31, 2010 to 50.2 million at December 31, 2013. We believe that the primary reason that our customer base for mobile services has been the success of our marketing and promotion campaigns.

The market for mobile services is extremely competitive in each of the regions that we serve. During 2013, the average monthly churn rate of our mobile services segment was 4.2% per month. As a result, (1) we incur selling expenses in connection with marketing and sales efforts designed to retain existing mobile customers and attract new mobile customers, and (2) from time to time the discounts that we offer in connection with our promotional activities lead to charges against our gross operating revenue from mobile services. In addition, competitive pressures have in the past required us to introduce service plans under which the monthly and per-minute rates that we charge our mobile customers are lowered, reducing our average revenue per customer.

We expect our overall mobile services business to continue to grow in terms of its customer base, traffic volumes and revenues from value-added services. However, due to market saturation, we expect future growth in our mobile services business to occur at lower rates than we have historically achieved.

Demand for Our Data Transmission Services

Our broadband services customer base (including the broadband customers of Telemar prior to the corporate reorganization) has grown from 3.2 million at December 31, 2010 to 5.9 million as of December 31, 2013, primarily as a result of (1) our marketing and promotional campaigns, (2) the growth in the number of households in Region I and Region II that own personal computers, and (3) a shift in consumer preferences that has led an increasing number of our fixed-line customers to value the data transmission speeds available through our broadband services. We expect the number of our fixed-line customers that subscribe to our broadband services to continue to increase in the near term.

Effects of Expansion of Mobile Data Transmission Services

In December 2007, we acquired the authorizations and radio frequency licenses necessary for us to commence the offering of 3G services throughout Region II and TNL PCS acquired the authorizations and radio frequency licenses necessary for us to commence the offering of 2G services in the State of São Paulo and 3G services throughout Region I and Region III. In June 2012, we acquired the authorizations and radio frequency licenses necessary for us to commence the offering of 4G services throughout Brazil. During 2011, 2012 and 2013, we undertook extensive capital expenditure projects to install the network equipment necessary to expand our offerings of these services.

In 2013, our mobile data transmission services, consisting of 2G, 3G and 4G services to mobile handsets and mini-modems, captured approximately 79,000 net additions (calculated based on the number of subscribers at the end of a period less the number of subscribers at the beginning of that period). We began offering 4G services in 24 municipalities, covering 23.1% of the population of Brazil, during 2013, and we increased the number of municipalities in which we offered 3G services to 891, covering 68.0% of the population of Brazil, as of December 31, 2013 from 692 as of December 31, 2012. In November 2013, we launched our “Oi Conectado” post-paid bundled voice, data and SMS text messaging plan as part of our efforts to expand our base of mobile data transmission customers. We expect that these services, together with our 4G services when commenced, will generate significant additions to our mobile customer base and lead to long-term increases in our revenues and operating income before financial income (expenses) and taxes.

The aggregate cost of our 3G authorizations and radio frequency licenses and our 2G authorizations and radio frequency licenses in Region III was R$3,766 million, which we will pay to ANATEL in installments through 2023. The cost of our 4G authorizations and radio frequency licenses was R$368 million, which we will pay to ANATEL in installments through 2020.

During 2013, 2012 and 2011, Oi Mobile and TNL PCS invested R$1,392 million, R$971 million and R$851 million, respectively, in the network equipment necessary to offer these services, which has increased in our depreciation expenses. We financed the purchase and installation of our network equipment through loans and vendor financing.

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

Effects of Divestment of Non-Core Assets

Beginning in 2012, we entered into various transactions to monetize non-essential assets and acquire the services related to these assets at more favorable financial terms, with an aim to reduce future capital expenditures and maintenance expenses.

In December 2012, we sold our wholly-owned subsidiary Sumbe, which owned approximately 1,200 communications towers and rooftop antennae used in our mobile services business, to São Paulo SPE Locação de Torres Ltda. for R$516 million. Contemporaneously with the sale of these communications towers and rooftop antennae, we entered into an operating lease agreement with a term of 15 years with Sumbe permitting us and our subsidiaries to continue to use space on these communications towers and rooftop antennae for our mobile services business.

In August 2013, we completed the assignment of the right to use 4,226 fixed-line communications towers that formed part of our infrastructure for commercial operations by companies whose core operations consist of providing transmission tower and radiofrequency management and maintenance services. Upon the completion of these assignments, we received proceeds of approximately R$1,087 million. We have entered into agreements to lease the communications towers from the assignees for 20-year terms (renewable for another 20 years), effective upon completion of the assignments.

In November 2013, we completed the assignment of the right to use 2,113 fixed-line communications towers that formed part of our infrastructure for commercial operations by companies whose core operations consist of providing transmission tower and radiofrequency management and maintenance services. Upon the completion of these assignments, we received proceeds of approximately R$687 million. We have entered into agreements to lease the communications towers from the assignees for 20-year terms (renewable for another 20 years), effective upon completion of the assignments.

In December 2013, we and our subsidiary BrTI sold all of our equity interests in GlobeNet (other than Brasil Telecom de Venezuela S.A.) to BTG Pactual YS Empreendimentos e Participações. On January 17, 2014, the sale was concluded for an aggregate amount of R$1,779 million (based on the U.S. dollar-real exchange rate on January 15, 2014), resulting in a gain of approximately R$1,497 million after deducting the book value of the assets and related costs of approximately R$1,497 million. GlobeNet’s principal assets consist of 22,500 kilometers of fiber optic submarine cables, composed of two rings of protected submarine cables, linking connection points between the United States, Bermuda, Colombia and Brazil. As part of this transaction, GlobeNet will supply guaranteed submarine cable capacity to us and our subsidiaries at a fixed price for a term of 13 years.

In December 2013, we entered into an agreement to sell all of our equity interests in a subsidiary that owns 2,007 mobile telecommunications towers to SBA Torres Brasil, Ltda. in exchange for R$1,525 million, subject to the completion of certain customary conditions precedent. The parties have also agreed that, upon the transfer of such equity interests, we shall enter into long-term lease agreements to permit us to continue to use space on these communications towers for our mobile services business. We expect to complete this transaction by the first quarter of 2014.

As a result of these transactions, we have received cash related to these transactions and recorded gains on disposals of these assets of R$200 million during 2012 and R$1,497 million during 2013. As a result of these transactions, the amount of property and equipment that we record has been reduced, and consequently we will no longer record depreciation and amortization expenses relating to these assets nor will we be required to maintain these assets. As a result of our entering lease and other agreements to continue to use these assets in the provision of our services, we expect our lease and related expenses to increase in future periods.

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

At the time that ANATEL notifies us it believes that we have failed to comply with our obligations, we evaluate the claim and, based on our assessment of the probability of loss relating to that claim, may establish a provision. We vigorously contest a substantial number of the assessments made against us. As of December 31, 2013, the total estimated contingency in connection with all pending administrative proceedings brought by ANATEL against us in which we deemed the risk of loss as probable totaled R$1,046 million and we had recorded an aggregate provision related to these proceedings in the same amount.

During 2013, we recorded provisions related to administrative proceedings brought by ANATEL in the amount of R$66 million. Our provisions related to administrative proceedings brought by ANATEL generally have been sufficient to pay all amounts that we were ultimately required to pay with respect to claims brought by ANATEL.

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

Our consolidated indebtedness denominated in U.S. dollars and euros represented 34.4% and 6.7%, respectively, of our consolidated outstanding indebtedness at December 31, 2013. As a result, when the real appreciates against the U.S. dollar or the euro:

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

In order to mitigate the effects of foreign exchange variations, we have established a hedging policy under which our exposure to foreign exchange variations is subject to limits set by our board of directors. In compliance with this policy, we typically enter into derivative transactions to swap the foreign exchange rate variation for variations of the CDI. At December 31, 2013, we had entered into hedging transactions in respect of 99.6% of our consolidated indebtedness affected by exchange rate variations. The purpose of these hedging transactions is to seek to “match” the currency of our debt with that of our revenues to mitigate foreign exchange risk.

Effect of Level of Indebtedness and Interest Rates

At December 31, 2013, our total outstanding indebtedness on a consolidated basis was R$35,854 million. The level of our indebtedness results in significant interest expenses that are reflected in our income statement. Financial expenses consist of interest expense, exchange variations of U.S. dollar- and other foreign currency-denominated debt, foreign exchange losses or gains, and other items as set forth in note 7 to our consolidated financial statements. In 2013, we recorded total financial expenses of R$4,650 million on a consolidated basis, of which R$2,452 million consisted primarily of interest expenses on loans and debentures payable to third parties and R$2,013 million consisted of losses from monetary correction and exchange differences on third-party loans and financings. The interest rates that we pay depend on a variety of factors, including prevailing Brazilian and international interest rates and risk assessments of our company, our industry and the Brazilian economy made by potential lenders to our company, potential purchasers of our debt securities and the rating agencies that assess our company and its debt securities.

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

Recent Developments

Merger of TNL PCS into Oi Mobile

On February 1, 2014, TNL PCS merged into Oi Mobile. As a result of this merger, Oi Mobile became our sole mobile services provider and mobile data and subscription television provider.

Proposed Business Combination

On October 1, 2013, we entered into a memorandum of understanding, or the MOU, with Portugal Telecom, AG Telecom, LF Tel, PASA, EDSP, Bratel Brasil, BES and Ongoing, in which we and they agreed to the principles governing a series of transactions. For more information on the proposed business combination and related transactions, see “Item 4. Information on the Company—Our History and Development—Proposed Business Combination.”

In connection with the business combination, on February 19, 2014, we entered into (1) the PT Portugal subscription agreement, under which Portugal Telecom agreed to subscribe for our common and preferred shares as part of the Oi capital increase by contributing all of the share capital of PT Portgual to our company, and (2) the Caravelas subscription agreement, under which Caravelas agreed to subscribe for our common and preferred shares as part of the Oi capital increase with a purchase price equivalent to the difference between R$2.0 billion and the amount of subscription orders placed in the offering by TmarPart’s shareholders, other than Bratel Brasil. The obligations of the parties to each of these subscription agreements are subject to the satisfaction of a variety of conditions. For more information regarding the PT Portugal subscription agreement and the Caravelas subscription agreement, see “Item 4. Information on the Company—Our History and Development—Proposed Business Combination.”

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

	Year Ended December 31, 2013
	Fixed-Line and Data Transmission Services		Mobile Services		Other		Eliminations		Consolidated
	(in millions of reais)

Net operating revenue	R$	20,401	R$	12,187	R$	1,702	R$	(5,868)	R$	28,422
Cost of sales and services		(12,371)		(7,253)		(923)		5,287		(15,259)

Gross profit		8,030		4,934		779		(581)		13,163
Selling expenses		(3,511)		(2,411)		(374)		743		(5,554)
General and administrative expenses		(2,387)		(899)		(243)		10		(3,519)
Other operating income (expenses), net		1,643		(248)		(51)		(147)		1,196

Operating income before financial income (expenses) and taxes	R$	3,775	R$	1,376	R$	111	R$	25	R$	5,287

	Year Ended December 31, 2012
	Fixed-Line and Data Transmission Services		Mobile Services		Other		Eliminations		Consolidated
	(in millions of reais)

Net operating revenue	R$	18,098	R$	10,983	R$	1,066	R$	(4,987)	R$	25,161
Cost of sales and services		(11,282)		(5,628)		(467)		4,707		(12,670)

Gross profit		6,816		5,355		599		(279)		12,491
Selling expenses		(2,948)		(2,078)		(443)		629		(4,841)
General and administrative expenses		(2,174)		(666)		(162)		9		(2,993)
Other operating income (expenses), net		176		(108)		123		(88)		103

Operating income before financial income (expenses) and taxes	R$	1,870	R$	2,503	R$	116	R$	270	R$	4,760

	Year Ended December 31, 2011
	Fixed-Line and Data Transmission Services		Mobile Services		Other		Eliminations		Consolidated
	(in millions of reais)

Net operating revenue	R$	8,048	R$	2,006	R$	607	R$	(1,415)	R$	9,246
Cost of sales and services		(4,087)		(1,309)		(351)		1,161		(4,587)

Gross profit		3,960		697		256		(254)		4,659
Selling expenses		(992)		(436)		(135)		402		(1,161)

General and administrative expenses		(1,193)		(169)		(101)		19		(1,445)
Other operating income (expenses), net		(256)		(44)		(20)		(166)		(486)

Operating income before financial income (expenses) and taxes	R$	1,519	R$	48	R$	—	R$	—	R$	1,567

In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

Year Ended December 31, 2013 Compared with Year Ended December 31, 2012

The following table sets forth the components of our consolidated income statement, as well as the percentage change from the prior year, for the years ended December 31, 2013 and 2012.

	Year ended December 31,
	2013		2012		% Change
	(in millions of reais, except percentages)

Net operating revenue	R$	28,422	R$	25,161	13.0
Cost of sales and services		(15,259)		(12,670)	20.4

Gross profit		13,163		12,491	5.4
Operating income (expenses)
Selling expenses		(5,554)		(4,841)	14.7
General and administrative expenses		(3,519)		(2,993)	17.3
Other operating income (expenses), net		1,196		103	1,061.2

Operating income before financial income (expenses) and taxes		5,286		4,760	11.1
Financial income		1,375		2,275	(39.6)
Financial expenses		(4,650)		(4,491)	3.5

Financial expenses, net		(3,274)		(2,216)	47.7

Income before taxes		2.012		2,544	(20.9)
Income tax and social contribution		(519)		(759)	(31.6)

Net income	R$	1,493	R$	1,785	(16.4)

Net Operating Revenue

Net operating revenue increased by 13.0% in 2013, principally due to a 12.7% increase in net operating revenue of our fixed-line and data transmission services segment, an 11.0% increase in net operating revenue of our mobile services segment, and a 59.6% increase in net operating revenue of our other segment. Net operating revenue generated by intersegment sales, which are eliminated in the consolidation of our financial statements, increased by 17.7% in 2013.

Net Operating Revenue of Our Fixed-Line and Data Transmission Services Segment

The following table sets forth the components of the net operating revenue of our fixed-line and data transmission services segment, as well as the percentage change from the prior year, for the years ended December 31, 2013 and 2012.

	Year Ended December 31,
	2013		2012		% Change
	(in millions of reais, except percentages)

Local fixed-line services	R$	8,360	R$	7,645	9.4

	Year Ended December 31,
	2013		2012		% Change
	(in millions of reais, except percentages)

Long-distance fixed-line services		2,947		3,013	(2.2)
Remuneration for the use of the fixed-line network		1,299		1,181	10.0
Data transmission services		7,088		5,611	26.3
Other fixed-line services		708		648	9.4

Net operating revenue	R$	20,401	R$	18,098	12.7

Net operating revenue of our fixed-line and data transmission services segment increased by 12.7% in 2013, principally due to (1) a 26.3% increase in net operating revenue from data transmission services, (2) a 9.4% increase in net operating revenue from local fixed-line services and (3) a 10.0% increase in the remuneration for the use of the fixed-line network.

Net Operating Revenue from Local Services

Net operating revenue from local fixed-line services increased by 9.4% in 2013, primarily due to our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012, which generated net operating revenue from local fixed-line services of R$5,453 million during 2013 compared to R$4,650 million during the ten-month period ended December 31, 2012 (the period of 2012 during which Oi consolidated the results of Telemar and its subsidiaries), the effects of which were partially offset by a 2.9% decline in net operating revenue from local fixed-line services of our legacy operations to R$2,907 million during 2013 from R$2,995 during 2012, principally as a result of a 2.3% decline in the average number of lines in service of our legacy operations to 6.6 million during 2013 from 6.8 million during 2012, as a result of the general trend in the Brazilian telecommunications industry to substitute mobile services in place of local fixed-line services.

Net Operating Revenue from Long-Distance Services

Net operating revenue from long-distance services declined by 2.2% in 2013, primarily due a 10.6% decline in net operating revenue from long-distance services of our legacy operations to R$1,006 million during 2013 from R$1,126 million during 2012, principally as a result of a 9.2% decline in the total number of long-distance minutes of our legacy operations, primarily as a result of (1) aggressive discounting campaigns undertaken by our competitors, (2) the effects of the 2.3% decline in the number of fixed-line customers of our legacy operations, who are more likely to choose our long-distance services than customers of other fixed-line providers, and (3) the increase in the proportion of fixed line customers of our legacy operations that subscribe to alternative plans, which include long-distance fixed line minutes as part of the monthly subscription fee, resulting in a reduction in the number of minutes that we record as long-distance services. The effects of this decline were partially offset by the effects of our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012, which generated net operating revenue from long-distance services of R$1,940 million during 2013 compared to R$1,887 million during the ten-month period ended December 31, 2012.

Net Operating Revenue from Remuneration for the Use of the Fixed-Line Network

Net operating revenue from remuneration for the use of the fixed-line network increased by 10.0% in 2013, primarily due to our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012, which generated net operating revenue from remuneration for the use of the fixed-line network of R$849 million during 2013 compared to R$732 million during the ten-month period ended December 31, 2012.

Of our net operating revenue from remuneration for the use of the fixed-line network, 42.1% in 2013 and 38.8% in 2012 represented interconnection fees paid by our mobile services subsidiaries for the use of our fixed-line network to complete mobile-to-fixed calls and was eliminated in the consolidation of our financial statements.

Net Operating Revenue from Data Transmission Services

Net operating revenue from data transmission services increased by 26.3% in 2013, primarily due to (1) a 24.7% increase in net operating revenue from ADSL subscriptions, (2) a 47.2% increase in net operating revenue from commercial data transmission services, and (3) a 17.7% increase in net operating revenue from data services.

Net operating revenue of our ADSL subscriptions increased by 24.7% to R$2,694 million during 2013 from R$2,161 million during 2012, primarily due to (1) our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012, which generated net operating revenue from ADSL subscriptions of R$1,613 million during 2013 compared to R$1,172 million during the ten-month period ended December 31, 2012, and (2) a 9.4% increase in net operating revenue from ADSL subscriptions of our legacy operations to R$1,081 million during 2013 from R$989 million during 2012, principally as a result of an 8.5% increase in the average number of ADSL subscriptions of our legacy operations to approximately 2.3 million during 2013 from approximately 2.1 million during 2012, and a 0.8% increase in the average net operating revenue per subscriber of our legacy operations. As of December 31, 2013, our ADSL customer base represented 33.9% of our total fixed lines in service as compared to 30.4% as of December 31, 2012.

Net operating revenue of our commercial data transmission services increased by 47.2%, principally as a result of our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012, which generated net operating revenue from commercial data transmission services of R$1,102 million during 2013 compared to R$542 million during the ten-month period ended December 31, 2012, principally as a result of increased demand for these services, including requests for increased capacity by our customers, particularly from public entities and financial institutions. Of our net operating revenue from commercial data transmission services, 23.2% during 2013 and 17.0% during 2012 represented fees paid by our mobile services subsidiaries and was eliminated in the consolidation of our financial statements.

Net operating revenue of our data services increased by 17.8%, principally as a result of (1) our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012, which generated net operating revenue from data services of R$1,239 million during 2013 compared to R$966 million during the ten-month period ended December 31, 2012, and (2) an 8.9% increase in net operating revenue from data services of our legacy operations to R$1,276 million during 2013 from R$1,172 million during 2012, principally as a result of the increased demand for these services from our legacy operations, particularly from public entities, banks and card payment companies.

Net Operating Revenue

As a result of the foregoing, net operating revenue of our fixed-line and data transmission services segment increased by 12.7% to R$20,401 million in 2013 from R$18,098 million in 2012.

Net Operating Revenue of Our Mobile Services Segment

The following table sets forth the components of the net operating revenue of our mobile services segment, as well as the percentage change from the prior year, for the years ended December 31, 2013 and 2012.

	Year Ended December 31,
	2013		2012		% Change
	(in millions of reais, except percentages)

Mobile telephone services	R$	6,113	R$	4,931	24.0
Remuneration for the use of the mobile network		5,491		5,516	(0.4)
Sales of handsets and accessories		582		537	8.3

Net operating revenue	R$	12,187	R$	10,983	11.0

Net operating revenue of our mobile services segment increased by 11.0% in 2013, principally due to a 24.0% increase in net operating revenue from mobile services.

Net Operating Revenue from Mobile Services

Net operating revenue from mobile services increased by 24.0% during 2013, primarily due to (1) our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012, which generated net operating revenue from mobile services of R$4,911 million during 2013 compared to R$3,910 million during the ten-month period ended December 31, 2012, (2) a 17.8% increase in net operating revenue from mobile services of Oi’s legacy operations to R$1,202 million during 2013 from R$1,021 million in 2012, principally as a result of an 18.6% increase in net operating revenue generated by the pre-paid plans of our legacy operations to R$560 million during 2013 from R$472 million during 2012, an increase in net operating revenue generated by roaming charges of our legacy operations to R$68 million during 2013 from R$13 million during 2012, and a 7.7% increase in net operating revenue generated by the post-paid plans of our legacy operations, including our “Oi Controle” plans, to R$576 million during 2013 from R$535 million during 2012.

The average number of our post-paid mobile customers, including customers that subscribe to our “Oi Controle” plans, increased by 36.7% to approximately 8.4 million during 2013 from approximately 6.1 million during 2012, primarily as a result of (1) the inclusion in our customer base of 4.7 million post-paid customers of Telemar and its subsidiaries as from February 27, 2012, and (2) the success of commercial and operational initiatives focused on increasing sales of our premium services, such as data services and value added services markets, that are available to subscribers of our plans.

The average number of our pre-paid mobile customers increased by 17.3% to approximately 41.5 million during 2013 from approximately 35.3 million during 2012, primarily as a result of (1) the inclusion in our customer base of 32.5 million pre-paid customers of Telemar and its subsidiaries as from February 27, 2012, and (2) our launch of new promotions that include bonus minutes for long distance calls, packages of data services and credits for use for our text messaging services.

Our average monthly net revenue per user (calculated based on the total revenue for the year divided by the monthly average customer base for the year divided by 12) declined by 7.7% to R$20.4 in 2013 from R$22.1 in 2012.

Net Operating Revenue from Remuneration for the Use of the Mobile Network

Net operating revenue from remuneration for the use of the mobile network declined by 0.4% during 2013. Of the net operating revenue from remuneration for the use of the mobile network, 58.4% in 2013 and 59.4% in 2012 represented interconnection fees paid by Oi and our fixed-line subsidiaries for the use of our mobile subsidiaries’ network to complete fixed-to-mobile calls and was eliminated in the consolidation of our financial statements.

Sales of Handsets and Accessories

Net operating revenue from sales of handsets and accessories increased by 8.3% in 2013, primarily as a result of our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012, which generated net operating revenue from sales of handsets and accessories of R$574 million during 2013 compared to R$525 million during the ten-month period ended December 31, 2012, principally as a result of our strategy of selling premium mobile devices, such as smart phones, as part of its efforts to acquire new high value customers and retain existing ones.

Net Operating Revenue

As a result of the foregoing, net operating revenue of our mobile services segment increased by 11.0% to R$12,187 million in 2013 from R$10,983 million in 2012.

Cost of Sales and Services

Cost of sales and services increased by 20.4% in 2013, principally due to a 28.9% increase in cost of sales and services of our mobile services segment, a 9.6% increase in cost of sales and services of our fixed-line and data transmission services segment, and a 97.5% increase in cost of sales and services of our other segment.

Of the cost of sales and services of our fixed-line and data transmission services segment, 27.1% in 2013 and 26.5% in 2012 represented interconnection fees paid by Oi for the use of the mobile networks of TNL PCS and Oi Mobile to complete fixed-to-mobile calls. These fees were eliminated in the consolidation of our financial statements.

Of the cost of sales and services of our mobile services segment, 16.4% in 2013 and 16.9% in 2012 represented (1) interconnection fees paid by TNL PCS and Oi Mobile for the use of Oi’s fixed-line network to complete mobile-to-fixed calls, and (2) fees paid by TNL PCS and Oi Mobile for EILD services. These fees were eliminated in the consolidation of our financial statements.

The following table sets forth the components of our cost of sales and services, as well as the percentage change from the prior year, for the years ended December 31, 2013 and 2012.

	Year Ended December 31,
	2013		2012		% Change
	(in millions of reais, except percentages)

Interconnection	R$	3,966	R$	3,915	1.3
Depreciation and amortization		3,661		2,639	38.7
Grid maintenance service		2,372		2,029	16.7
Rental and insurance		1,632		1,293	26.3
Personnel		1,090		576	89.1
Costs of handsets and accessories		515		507	1.6
Concession contract renewal fee		94		121	(22.8)
Other costs of sales and services		1,930		1,590	21.4

Total cost of sales and services	R$	15,259	R$	12,670	20.4

Cost of Sales and Services of Our Fixed-Line and Data Transmission Services Segment

Cost of sales and services of our fixed-line and data transmission services segment increased by 9.6% in 2013, principally due to:

•

a 26.3% increase in depreciation and amortization costs to R$1,828 million during 2013 from R$1,447 million during 2012, primarily as a result of our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012, which incurred depreciation and amortization costs of R$1,439 million during 2013 compared to R$861 million during the ten-month period ended December 31, 2012; and

•

a 17.5% increase in network maintenance costs to R$2,147 million during 2013 from R$1,827 million during 2012, primarily as a result of (1) our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012, which incurred network maintenance costs of R$1,455 million during 2013 compared to R$1,168 million during the ten-month period ended December 31, 2012, and (2) our negotiations with third-party network maintenance providers focused on improving the quality of our broadband network to permit it to improve the services that we provide to our customers; and

•

a 20.4% increase in rental and insurance costs to R$1,569 million during 2013 from R$1,303 million during 2012, primarily as a result of (1) our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012, which incurred rental and insurance costs of R$1,079 million during 2013 compared to R$778 million during the ten-month period ended December 31, 2012, and (2) an increase in real estate rental and network infrastructure leasing costs of our legacy operations as a result of our sales of non-strategic assets which we now rent or lease.

The effects of these factors were partially offset by a 3.2% decline in interconnection costs to R$5,395 million during 2013 from R$5,575 million during 2012, primarily as a result of (1) our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012, which incurred interconnection costs of R$3,841 million during 2013 compared to R$3,925 million during the ten-month period ended December 31, 2012, and (2) decreases in our VU-M rates beginning in February 2013, which reduced our costs to complete fixed-to-mobile calls, and (3) a 2.3% decline in the average number of lines in service of our legacy operations.

The gross profit of our fixed-line and data transmission services segment increased by 17.8% to R$8,030 million in 2013 from R$6,816 million in 2012. As a percentage of net operating revenue of this segment, gross profit increased to 39.4% in 2013 from 37.7% in 2012.

Cost of Sales and Services of Our Mobile Services Segment

Cost of sales and services of our mobile services segment increased by 28.9% in 2013, principally due to:

•

a 54.2% increase in depreciation and amortization costs to R$1,816 million during 2013 from R$1,179 million during 2012, primarily as a result of (1) our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012, which incurred depreciation and amortization costs of R$1,553 million during 2013 compared to R$965 million during the ten-month period ended December 31, 2012, and (2) the commencement of 4G services by our legacy operation and the growth of this network, which has increased the amount of amortizable license costs and depreciable property, plant and equipment of our legacy operations;

•

an 84.9% increase in rental and insurance costs to R$1,142 million during 2013 from R$618 million during 2012, primarily as a result of (1) our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012, which incurred rental and insurance costs of R$791 million during 2013 compared to R$292 million during the ten-month period ended December 31, 2012, and (2) an increase in real estate rental and network infrastructure leasing costs of our legacy operations as a result of our sales of non-strategic assets which we now rent or lease; and

•

a 12.1% increase in interconnection costs to R$2,515 million during 2013 from R$2,244 million during 2012, primarily as a result of (1) our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012, which incurred interconnection costs of R$1,966 million during 2013 compared to R$1,683 million during the ten-month period ended December 31, 2012, and (2) an increase in the total number of minutes used by the mobile customers of our legacy operations to make calls to customers of mobile providers for which we pay interconnection fees at the mobile providers’ VU-M rates, as a result of an 8.2% increase in the average number of mobile subscribers of our legacy operations, the effects of which were partially offset by decreases in the VU-M rates charged by mobile providers beginning in February 2013.

The gross profit of our mobile services segment declined by 7.9% to R$4,934 million in 2013 from R$5,355 million in 2012. As a percentage of net operating revenue of this segment, gross profit declined to 40.5% in 2013 from 48.8% in 2012.

Cost of Sales and Services of Our Other Segment

Cost of sales and services of our other segment increased by 97.5% in 2013, principally due to:

•

a 96.9% increase in third-party services costs to R$488 million during 2013 from R$248 million during 2012, primarily as a result of a R$251 million an increase in the cost of pay-TV content acquisitions as a result of our expansion of these services; and

•

a 105.2% increase in personnel costs to R$322 million during 2013 from R$157 million during 2012, primarily as a result of an increase in the number of employees of our call center and increases in the compensation of some of our employees as a result of the renegotiation of some of our collective bargaining agreements at the end of 2012.

The gross profit of our other segment increased by 30.1% to R$779 million in 2013 from R$599 million in 2012. As a percentage of net operating revenue of this segment, gross profit declined to 45.8% in 2013 from 56.2% in 2012.

Gross Profit

As a result of the foregoing, our consolidated gross profit increased by 5.4% to R$13,163 million in 2013 from R$12,491 million in 2012. As a percentage of net operating revenue, gross profit declined to 46.3% in 2013 from 49.6% in 2012.

Operating Expenses

Selling Expenses

Selling expenses increased by 14.7% in 2013, principally due to (1) a 19.1% increase in selling expenses of our fixed-line and data transmission services segment, and (2) a 16.0% increase in selling expenses of our mobile services segment.

Fixed-Line and Data Transmission Services Segment

Selling expenses of our fixed-line and data transmission services segment increased by 19.1% in 2013, principally due to:

•

a 31.5% increase in call center expenses to R$1,078 million during 2013 from R$820 million during 2012, primarily as a result of (1) our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012, which incurred call center expenses of R$552 million during 2013 compared to R$417 million during the ten-month period ended December 31 , 2012, and (2) the renegotiation of some collective bargaining agreements by our contact center and expenditures related to service quality campaigns conducted to support our broadband service; and

•

an 86.1% increase in provision for doubtful accounts to R$412 million during 2013 from R$222 million during 2012, primarily as a result of (1) our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012, which incurred provision for doubtful accounts of R$214 million during 2013 compared to R$123 million during the ten-month period ended December 31, 2012, and (2) the increase in the percentage of accounts receivable of our legacy operations that we record as a provision based on an increase in the rate of delinquency of our fixed-line customers.

As a percentage of net operating revenue of this segment, selling expenses increased to 17.2% in 2013 from 16.3% in 2012.

Mobile Services Segment

Selling expenses of our mobile services segment increased by 16.0% in 2013, principally due to:

•

a 60.1% increase in provision for doubtful accounts to R$425 million during 2013 from R$266 million during 2012, primarily as a result of (1) our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012, which incurred provision for doubtful accounts of R$330 million during 2013 compared to R$194 million during the ten-month period ended December 31, 2012, and (2) the increase in the percentage of accounts receivable of our legacy operations that we record as a provision based on an increase in the rate of delinquency, mainly as a result of the growth of the mobile customer base our legacy operations; and

•

a 40.4% increase in publicity and advertising expenses to R$461 million during 2013 from R$328 million during 2012, primarily as a result of (1) our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012, which incurred publicity and advertising expenses of R$360 million during 2013 compared to R$245 million during the ten-month period ended December 31, 2012, and (2) an increase in expenditures on our advertising campaigns to launch to promote the Oi Galera mobile campaign and expenditures on advertising campaigns to promote Oi at Rock in Rio.

The effects of these factors was partially offset by a 12.0% decline in sales commission expenses to R$808 million during 2013 from R$918 million during 2012, primarily as a result of (1) our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012, which incurred sales commission expenses of R$627 million during 2013 compared to R$637 million during the ten-month period ended December 31, 2012, and (2) our efforts to improve our franchise commission policy which resulted in the restructuring of the franchise network based on sales efficiency and quality, which reduced the total number of franchisees.

As a percentage of net operating revenue of this segment, selling expenses increased to 19.8% in 2013 from 18.9% in 2012.

General and Administrative Expenses

General and administrative expenses increased by 17.3% during 2013, principally due to a 34.9% increase in general and administrative expenses of our mobile services segment, a 9.9% increase in general and administrative expenses of our fixed-line segment, and a 50.1% increase in general and administrative expenses of our other segment.

Fixed-Line and Data Transmission Services Segment

General and administrative expenses of our fixed-line and data transmission services segment increased by 9.9% in 2013, principally due to:

•

a 16.8% increase in third-party service expenses to R$1,392 million during 2013 from R$1,192 million during 2012, primarily as a result of our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012, which incurred third-party service expenses of R$826 million during 2013 compared to R$635 million during the ten-month period ended December 31, 2012;

•

a 30.8% increase in depreciation and amortization expenses to R$476 million during 2013 from R$364 million during 2012, primarily as a result of our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012, which incurred depreciation and amortization expenses of R$263 million during 2013 compared to R$186 million during the ten-month period ended December 31, 2012; and

•

a 38.2% increase in rental and insurance expenses to R$128 million during 2013 from R$93 million during 2012, primarily as a result of our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012, which incurred rental and insurance expenses of R$106 million during 2013 compared to R$66 million during the ten-month period ended December 31, 2012.

As a percentage of net operating revenue of this segment, general and administrative expenses declined to 11.7% in 2013 from 12.0% in 2012.

Mobile Services Segment

General and administrative expenses of our mobile services segment increased by 34.9% in 2013, principally due to:

•

a 52.2% increase in rental and insurance costs to R$258 million during 2013 from R$170 million during 2012, primarily as a result of (1) our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012, which incurred rental and insurance costs of R$211 million during 2013 compared to R$168 million during the ten-month period ended December 31, 2012, and (2) an increase in rental and insurance costs of our legacy operations to R$47 million during 2013 from R$1 million during 2012, principally due to an increase in real estate rental and administrative infrastructure leasing expenses of our legacy operations as a result of our sales of non-strategic assets;

•

a 27.6% increase in third-party service costs to R$387 million during 2013 from R$304 million during 2012, primarily as a result of our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012, which incurred third-party service costs of R$321 million during 2013 compared to R$249 million during the ten-month period ended December 31, 2012; and

•

a 76.2% increase in personnel costs to R$184 million during 2013 from R$105 million during 2012, primarily as a result of (1) our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012, which incurred personnel costs of R$142 million during 2013 compared to R$85 million during the ten-month period ended December 31, 2012, and (2) a 120.0% increase in personnel costs of our legacy operations to R$43 million during 2013 from R$19 million during 2012, principally due to an increase in the number of employees of our administrative operations and increases in the compensation of some of our employees as a result of the renegotiation of some of our collective bargaining agreements at the end of 2012.

As a percentage of net operating revenue of this segment, general and administrative expenses increased to 7.4% in 2013 from 6.1% in 2012.

Other Segment

General and administrative expenses of our other segment increased by 50.1% in 2013, principally due to a 115.4% increase in personnel costs to R$144 million during 2013 from R$67 million during 2012, primarily as a result of a 150.4% increase in personnel costs of our legacy operations to R$120 million during 2013 from R$48 million during 2012, principally due to an increase in the number of employees of our call center and increases in the compensation of some of our employees as a result of the renegotiation of some of our collective bargaining agreements at the end of 2012.

As a percentage of net operating revenue of this segment, general and administrative expenses declined to 14.3% in 2013 from 15.2% in 2012.

Other Operating Expenses, Net

Other Operating Income

Other operating income increased by 56.7% to R$3,128 million in 2013 from R$1,996 million in 2012, primarily as a result of income from the sale of assets of R$1,497 million during 2013, principally due to our sale of GlobeNet. The effects of this factor were partially offset by a 45.1% decline in income from asset sales to R$214 million during 2013 from R$390 million during 2012.

Other Operating Expense

Other operating expenses increased by 1.7% to R$1,913 million in 2013 from R$1,880 million in 2012, primarily as a result of a R$116 million reversal of employee and management profit sharing reversal accruals during 2013 compared to an accrual of R$387 million during 2012, primarily as a result of the decline in the performance of indicators used to estimate this provision. The effects of this factor were partially offset by:

•

a 31.1% increase in taxes (other than income taxes) to R$1,171 million during 2013 from R$893 million during 2012, primarily as a result of (1) our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012, which recorded taxes (other than income taxes) of R$818 million during 2013 compared to R$578 million during the ten-month period ended December 31, 2012, and (2) an increase in ICMS, PIS and COFINS taxes due to an increase in other revenues; and

•

a 547.2% increase in late-payment charges to R$123 million during 2013 from R$19 million during 2012, primarily as a result of our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012, which recorded late-payment charges of R$102 million during 2013 compared to R$3 million during the ten-month period ended December 31, 2012.

Operating Income before Financial Income (Expenses) and Taxes

As a result of the foregoing, our consolidated operating income before financial income (expenses) and taxes increased by 11.1% to R$5,286 million in 2013 from R$4,760 million in 2012. As a percentage of net operating revenue, operating income before financial income (expenses) and taxes increased to 18.6% in 2013 from 18.9% in 2012.

Fixed-Line and Data Transmission Services Segment

The operating income before financial income (expenses) and taxes of our fixed-line and data transmission services segment increased by 101.9% to R$3,775 million in 2013 from R$1,870 million in 2012. As a percentage of the net operating revenue of this segment, operating income before financial income (expenses) and taxes increased to 18.5% in 2013 from 10.3% in 2012.

Mobile Services Segment

The operating income before financial income (expenses) and taxes of our mobile services segment declined by 45.4% to R$1,376 million in 2013 from R$2,503 million in 2012. As a percentage of the net operating revenue of this segment, operating income before financial income (expenses) and taxes declined to 11.2% in 2013 from 22.8% in 2012.

Financial Expenses, Net

Financial Income

Financial income declined by 39.6% to R$1,375 million in 2013 from R$2,275 million in 2012, primarily due to:

•

an 89.3% decline in exchange rate gains on foreign investments to R$70 million during 2013 from R$650 million during 2012, primarily as a result of a decrease in our balances invested in foreign currencies and the 14.6% depreciation of the real against the U.S. dollar during 2013 compared to the 8.9% depreciation of the real against the U.S. dollar during 2012; and

•

a 45.9% decline in income from short-term investments to R$279 million during 2013 from R$515 million during 2012, primarily as a result of a decrease in the average amount of our short-term investments.

Financial Expenses

Financial expenses increased by 3.5% to R$4,650 million in 2013 from R$4,491 million in 2012, primarily due to:

•

an 18.7% increase in interest on loans payable to third parties and interest on debentures to R$2,452 million during 2013 from R$2,066 million during 2012, primarily as a result of an increase in the average amount of our loans payable to third parties and debentures, principally as a result of our consolidation of the indebtedness of Telemar and its subsidiaries as from February 27, 2012; and

•

a 26.2% increase in interest and inflation adjustments on other liabilities to R$616 million during 2013 from R$488 million during 2012, primarily as a result of (1) an increase in interest and inflation adjustments of our legacy operations primarily due to an increase in average amount of our other liabilities, and (2) our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012, which recorded interest and inflation adjustments of R$285 million during 2013 compared to R$242 million during the ten-month period ended December 31, 2012.

The effects of these factors were partially offset by a 23.0% increase in gains on derivatives transactions to R$1,159 million during 2013 from R$942 million during 2012, primarily as a result of the 14.6% depreciation of the real against the U.S. dollar and the 19.7% depreciation of the real against the Euro during 2013 compared to the 8.9% depreciation of the real against the U.S. dollar and the 10.7% depreciation of the real against the Euro during 2012.

Income Tax and Social Contribution

The composite corporate statutory income tax and social contribution rate was 34% in each of 2013 and 2012. Income tax and social contribution expense declined by 31.6% to R$519 million in 2013 from R$759 million in 2012. Our effective tax rate was 25.3% in 2013 and 29.9% in 2012. The table below sets forth a reconciliation of the composite corporate statutory income tax and social contribution rate to our effective tax rate for each of the periods presented.

	Year Ended December 31,
	2013	2012

Composite corporate statutory income tax and social contribution rate	34.0%	34.0%
Tax effects of equity method	0.3	0.2
Tax effects of interest on shareholders’ equity	—	0.2
Tax effects of permanent exclusions (additions)	(7.1)	0.5
Tax incentives (SUDENE)	(1.5)	(6.1)
Utilization of tax loss carryforwards	(1.3)	—
Tax effects of unrecognized deferred tax assets	4.6	1.6
Tax effects of recognized deferred tax assets	—	(0.3)
Tax effects of recognized income tax from prior years	(3.6)	—

Effective rate	25.3%	29.9%

Our effective tax rate was 25.3% in 2013, primarily as a result of (1) the tax effect of permanent additions, primarily as a results of the net effects of permanent exclusion (additions) of prescribed dividends, nondeductible fines, tax incentives and sponsorships, which decreased our effective tax rate by 7.1%, (2) the tax effect of tax incentives provided by the Superintendency for the Development of the Northeast Region of Brazil (Superintendência de Desenvolvimento do Nordeste), or the SUDENE, resulting from a reduction in the basis of calculation of profit in the regions promoted by the SUDENE, which reduced our effective tax rate by 1.5%, (3) the tax effects of income tax from prior years, which reduced our effective tax rate by 3.6% and (4) the tax effect of our utilization of tax loss carryforwards, which reduced our the effective tax rate by 1.3%. The effects of these factors were partially offset by the tax effect of unrecognized deferred tax assets regarding legal entities that are not eligible to recognize tax credits on tax loss carryforwards, which increased our effective tax rate by 4.6%.

Our effective tax rate was 29.9% in 2012, primarily as a result of tax incentives provided by the SUDENE resulting from a reduction in the basis of calculation of profit in the regions promoted by SUDENE, which lowered our effective tax rate by 6.1%. These effects of this incentive was partially offset by (1) the tax effect of unrecognized deferred tax assets regarding legal entities that are not eligible to recognize tax credits on tax loss carryforwards, which increased our effective tax rate by 1.6%, and (2) the tax effect of permanent additions, primarily as a results of the net effects of permanent exclusion (additions) of prescribed dividends, nondeductible fines, tax incentives and sponsorships, which increased our effective tax rate by 0.5%.

Net Income

Our consolidated net income declined by 16.4% to R$1,493 million in 2013 from R$1,785 million in 2012. As a percentage of net operating revenue, net income declined to 5.3% in 2013 from 7.1% in 2012.

Year Ended December 31, 2012 Compared with Year Ended December 31, 2011

The following table sets forth the components of our consolidated income statement, as well as the percentage change from the prior year, for the years ended December 31, 2012 and 2011.

	Year ended December 31,
	2012		2011		% Change
	(in millions of reais, except percentages)

Net operating revenue	R$	25,161	R$	9,245	172.2
Cost of sales and services		(12,670)		(4,587)	176.3

Gross profit		12,491		4,659	168.2
Operating income (expenses)
Selling expenses		(4,841)		(1,161)	316.9
General and administrative expenses		(2,993)		(1,445)	107.1
Other operating income (expenses), net		103		(486)	n.m.

Operating income before financial income (expenses) and taxes		4,760		1,567	203.7
Financial income		2,275		1,406	61.8
Financial expenses		(4,491)		(1,478)	203.9

Financial expenses, net		(2,216)		(72)	2,981.2

Income before taxes		2,544		1,495	70.2
Income tax and social contribution		(759)		(490)	55.0

Net income	R$	1,785	R$	1,006	77.5

n.m.: Not meaningful.

Net Operating Revenue

The composition of gross operating revenue by category of service before deduction of value-added and other indirect taxes and discounts is discussed below. Prior to 2013, we did not determine net operating revenue for each category of service as we did not believe such information to be useful to investors.

Gross operating revenue increased by 143.2% in 2012, principally due to (1) our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization, which increased the gross operating revenue by R$23,293 million, (2) a 15.7% increase in gross operating revenue of our mobile services segment generated by our legacy operations, the effects of which were partially offset by a 2.3% decline in gross operating revenue of our fixed-line and data transmission services segment generated by our legacy operations.

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

	Year Ended December 31,
	2012		2011		% Change
	(in millions of reais, except percentages)

Local fixed-line services	R$	9,586	R$	4,310	122.4
Local fixed-to-mobile calls (VC-1)		2,750		1,373	100.3
Long-distance fixed-line services		2,883		1,392	107.1
Long-distance fixed-to-mobile calls (VC-2 and VC-3)		739		344	114.8
Remuneration for the use of the fixed-line network		1,228		484	153.7
Data transmission services		9,614		5,681	69.2
Public phones		132		156	(15.4)
Other fixed-line services		1,280		638	100.6

Total gross operating revenue		28,212		14,377	96.2
Value-added and other indirect taxes		(6,313)		(2,877)	119.5
Discounts and returns		(3,801)		(3,452)	10.1

Net operating revenue	R$	18,098	R$	8,048	124.9

Gross operating revenue of our fixed-line and data transmission services segment increased by 96.2% in 2012, principally due to our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization, which increased the gross operating revenue of this segment by R$14,190 million, the effects of which were partially offset by the 2.3% decline in gross operating revenue of the legacy operations of this segment.

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

Net Operating Revenue

Net operating revenue of our fixed-line and data transmission services segment increased by 124.9% to R$18,098 million in 2012 from R$8,048 million in 2011 due to our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization, which increased net operating income of this segment by R$10,536 million, the effects of which were partially offset by a 5.8% decline net operating income of our legacy operations in this segment.

Net Operating Revenue of Our Mobile Services Segment

The following table sets forth the components of the gross operating revenue and net operating revenue of our mobile services segment, as well as the percentage change from the prior year, for the years ended December 31, 2012 and 2011.

	Year Ended December 31,
	2012		2011		% Change
	(in millions of reais, except percentages)

Mobile telephone services	R$	9,055	R$	1,658	446.1
Remuneration for the use of the mobile network		5,745		1,203	377.6
Sales of handsets and accessories		579		16	3,518.8

Total gross operating revenue		15,379		2,877	434.5
Value-added and other indirect taxes(2,672)				(492)	443.1
Discounts and returns		(1,723)		(379)	354.7

Net operating revenue	R$	10,983	R$	2,006	447.5

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

Gross Operating Revenue from Mobile Services

Gross operating revenue from mobile services increased by 446.1% in 2012, primarily due to (1) our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization, which increased gross operating revenue from mobile services by R$7,090 million, and (2) an 18.5% increase in gross operating revenue from mobile services of our legacy operations.

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

Gross Operating Revenue from Remuneration for the Use of the Mobile Network

Gross operating revenue from remuneration for the use of the mobile network increased by 377.6% in 2012, primarily due to (1) our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization, which increased gross operating revenue from remuneration for the use of the mobile network by R$4,393 million, and (2) a 12.3% increase in gross operating revenue from remuneration for the use of the mobile network of our legacy operations, primarily as a result of a 14.6% increase in the number of mobile customers of our legacy operations, the effects of which were partially offset by customers of others mobile providers taking advantage of promotions offered by those providers that include packages of minutes and text messaging services for “on net” traffic.

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

Cost of Sales and Services

Cost of sales and services increased by 176.3% in 2012, principally due to (1) a 176.0% increase in cost of sales and services of our fixed-line and data transmission services segment and (2) a 330.0% increase in cost of sales and services of our mobile services segment.

Of the cost of sales and services of our fixed-line and data transmission services segment, 26.5% in 2012 and 13.4% in 2011 represented interconnection fees paid by Oi for the use of the mobile networks of TNL PCS and Oi Mobile to complete fixed-to-mobile calls. These fees were eliminated in the consolidation of our financial statements.

Of the cost of sales and services of our mobile services segment, 16.9% in 2012 and 22.0% in 2011 represented (1) interconnection fees paid by TNL PCS and Oi Mobile for the use of Oi’s fixed-line network to complete mobile-to-fixed calls, and (2) fees paid by TNL PCS and Oi Mobile for EILD services. These fees were eliminated in the consolidation of our financial statements.

The following table sets forth the components of our cost of sales and services, as well as the percentage change from the prior year, for the years ended December 31, 2012 and 2011.

	Year Ended December 31,
	2012		2011		% Change
	(in millions of reais, except percentages)

Interconnection	R$	3,915	R$	1,711	128.8
Depreciation and amortization		2,639		843	213.3
Grid maintenance service		2,029		687	195.6
Rental and insurance		1,294		504	156.3

	Year Ended December 31,
	2012		2011		% Change
	(in millions of reais, except percentages)

Personnel		577		375	53.9
Costs of handsets and accessories		507		24	2,016.7
Concession contract renewal fee		121		49	146.9
Other costs of sales and services		1,588		394	303.3

Total cost of sales and services	R$	12,670	R$	4,587	176.3

Cost of Sales and Services of Our Fixed-Line and Data Transmission Services Segment

Cost of sales and services of our fixed-line and data transmission services segment increased by 176.0% in 2012, principally due to our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization, which increased the cost of sales and services of this segment by R$7,565 million, the effects of which were partially offset by a 8.7% decline in cost of sales and services of the legacy operations of this segment. The decline in cost of sales and services of the legacy operations of this segment was principally due to:

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

The gross profit of our fixed-line and data transmission services segment increased by 72.3% to R$6,816 million in 2012 from R$3,960 million in 2011. As a percentage of net operating revenue of this segment, gross profit declined to 37.7% in 2012 from 49.2% in 2011.

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

Gross Profit

As a result of the foregoing, our consolidated gross profit increased by 168.2% to R$12,491 million in 2012 from R$4,659 million in 2011. As a percentage of net operating revenue, gross profit declined to 49.6% in 2012 from 50.4% in 2011.

Operating Expenses

Selling Expenses

Selling expenses increased by 316.9% during 2012, principally due to (1) a 197.1% increase in selling expenses of our fixed-line and data transmission services segment, and (2) a 376.9% increase in selling expenses of our mobile services segment.

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

General and Administrative Expenses

General and administrative expenses increased by 107.1% during 2012, principally due to an 82.4% increase in general and administrative expenses of our fixed-line segment and a 294.8% increase in general and administrative expenses of our mobile services segment.

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

Mobile Services Segment

General and administrative expenses of our mobile services segment increased by 294.8% in 2012, principally due to our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization, which increased general and administrative expenses of this segment by R$521 million, the effects of which were partially offset by a 14.3% decline in general and administrative expenses of the legacy operations of this segment. The decline in general and administrative expenses of the legacy operations of this segment was principally due to a 53.3% decline in third-party services to R$55 million in 2012 from R$118 million in 2011, primarily as a result of our continuing program to reduce costs, the effects of which were partially offset by a 191.3% increase in depreciation and amortization expenses of the legacy operations of this segment to R$67 million in 2012 from R$23 million in 2011.

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

Other Operating Expense

Other operating expenses increased by 79.7% to R$1,880 million in 2012 from R$1,046 million in 2011, primarily as a result of:

•

a 189.7% increase in taxes to R$894 million in 2012 from R$309 million in 2011, primarily as a result of (1) our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization, which increased our taxes by R$558 million, and (2) PIS and COFINS taxes recorded on the increased distributions of interest on shareholders equity received from some of our subsidiaries; and

•

a 1,311.3% increase in employee and management profit sharing to R$387 million in 2012 from R$27 million in 2011, primarily as a result of (1) our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization, which increased our employee and management profit sharing by R$215 million, and (2) the increase in the performance of indicators used to estimate this provision.

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

Financial Expenses

Financial expenses increased by 203.9% to R$4,491 million in 2012 from R$1,478 million in 2011, primarily due to:

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

Income Tax and Social Contribution

The composite corporate statutory income tax and social contribution rate was 34% in each of 2012 and 2011. Income tax and social contribution expense increased by 55.0% to R$759 million in 2012 from R$490 million in 2011. Our effective tax rate was 29.9% in 2012 and 33.0% in 2011. The table below sets forth a reconciliation of the composite corporate statutory income tax and social contribution rate to our effective tax rate for each of the periods presented.

	Year Ended December 31,
	2012	2011

Composite corporate statutory income tax and social contribution rate	34.0%	34.0%
Tax effects of equity method	0.2	—
Tax effects of interest on shareholders’ equity	0.2	—
Tax effects of permanent exclusions (additions)	0.5	(1.0)
Tax incentives (SUDENE)	(6.1)	—
Tax effects of unrecognized deferred tax assets	1.6	—
Tax effects of recognized deferred tax assets	(0.3)	0.0

Effective rate	29.9%	33.0%

Our effective tax rate was 29.9% in 2012, primarily as a result of tax incentives provided by the SUDENE resulting from a reduction in the basis of calculation of profit in the regions promoted by SUDENE, which lowered our effective tax rate by 6.1%. These effects of this incentive was partially offset by (1) the tax effect of unrecognized deferred tax assets regarding legal entities that are not eligible to recognize tax credits on tax loss carryforwards, which increased our effective tax rate by 1.6%, and (2) the tax effect of permanent additions, primarily as a results of the net effects of permanent exclusion (additions) of prescribed dividends, nondeductible fines, tax incentives and sponsorships, which increased our effective tax rate by 0.5%.

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

During 2013, cash flow generated by operations was used primarily for investing activities, for working capital requirements and to service our outstanding debt obligations. As of December 31, 2013, our consolidated cash and cash equivalents and cash investments amounted to R$3,016 million. As of December 31, 2013, we had working capital of R$2,147 million. We believe that our working capital is sufficient for our requirements during 2014.

Cash Flow

Cash Flows from Operating Activities

Our primary source of operating funds is cash flow generated from our operations. Net cash provided by operating activities was R$7,035 million in 2013, R$3,910 million in 2012 and R$1,839 million in 2011. We consider cash flows provided by our operating activities to be sufficient for our expected cash requirements related to operations. However, we generally finance our investments in property, plant and equipment through the use of bank loans, vendor financing, capital markets and other forms of financing.

Cash Flows Used in Investing Activities

Investing activities used net cash of R$6,770 million in 2013, R$6,495 million in 2012 and R$2,089 million in 2011.

During 2013, investing activities for which we used cash primarily consisted of (1) investments of R$5,976 million in purchases of property, plant and equipment and intangible assets, primarily related to the expansion of our data communications network, the acquisition of our 4G authorization and the implementation of projects to meet ANATEL’s regulatory requirements, and (2) net judicial deposits (consisting of deposits less redemptions) of R$735 million, primarily related to provisions for labor, taxes and civil contingencies.

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

Cash Flows from Financing Activities

Financing activities used net cash of R$2,299 million in 2013, and provided net cash of R$975 million in 2012 and R$2,919 million in 2011.

During 2013, our principal sources of borrowed funds consisted of (1) R$1,500 million aggregate principal amount of non-convertible debentures issued in March 2013, (2) R$873.5 million aggregate principal amount borrowed under a R$5.4 billion credit facility with the Brazilian national development bank (Banco Nacional de Desenvolvimento Econômio e Social), or BNDES, that we entered into in December 2012, (3) US$96 million aggregate principal amount borrowed under an export credit facility that Telemar entered into with EDC in July 2012, and (4) US$37 million aggregate principal amount borrowed under an export credit facility that Telemar entered into with SEK in July 2011.

During 2013, we used cash to (1) repay R$3,568 million principal amount of our outstanding loans and financings and derivatives, (2) to make installment payments relating to our permits and concessions in the aggregate amount of R$711 million, (3) to pay dividends and interest on shareholders’ equity in the aggregate amount of R$1,280 million, and (4) to make installment payments under the tax refinancing plan in the aggregate amount of R$174 million.

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

During 2012, we used cash to (1) repay R$4,980 million principal amount of our outstanding loans and financings and derivatives, (2) to pay dividends and interest on shareholders’ equity in the aggregate amount of R$2,405 million, (3) to pay R$2,008 million to shareholders of TNL and Telemar who exercised their withdrawal rights in connection with the corporate reorganization, and (4) to pay R$1,156 million for the redemption of class B and class C preferred shares issued as a bonus and distributed to shareholders of our common and preferred shares.

During 2011, our principal sources of borrowed funds consisted of (1) the issuance of R$2,350 million aggregate principal amount of non-convertible debentures due 2018, (2) the issuance of R$1,100 million aggregate principal amount of 9.75% Senior Notes due 2016, and (3) the issuance of R$1,000 million aggregate principal amount of non-convertible debentures due 2017.

During 2011, we used cash to (1) to repay R$1,096 million principal amount of our outstanding loans and financings, derivatives and leases, (2) to pay dividends and interest on shareholders’ equity in the aggregate amount of R$462 million, and (3) to pay R$80 million of fees related to our licenses and concessions.

Projected Sources and Uses of Cash

We anticipate that we will be required to spend approximately R$15.1 billion to meet our short-term contractual obligations and commitments and budgeted capital expenditures during 2014, and an additional approximately R$30.4 billion to meet our long-term contractual obligations and commitments and budgeted capital expenditures in 2015 and 2016, before giving effect to any additional contractual obligations and commitments and capital expenditures that we will incur relating to PT Portugal following the anticipated completion of the business combination. We expect that we will meet these cash requirements for (1) our operating and maintenance activities through sales of our services, and (2) our debt service and capital expenditure commitments through a combination of cash generated from operating activities and cash generated by financing activities, including new debt financings and the refinancing of our existing indebtedness as it becomes due.

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

In November 2011, Oi, Oi Mobile, Telemar and TNL PCS entered together into a revolving credit facility with a syndicate of international institutions. Under this facility, up to US$1 billion aggregate principal amount will be available for disbursement to the borrowers during the five-year term of this facility. As of December 31, 2013, there were no outstanding loans under this facility. As a result of the merger of TNL PCS with and into Oi Mobile in February 2014, Oi Mobile assumed all of TNL PCS’s rights and obligations under this credit facility.

In December 2012, Oi entered into a revolving credit facility with a syndicate of financial institutions. Under this facility, up to R$1.5 billion aggregate principal amount will be available for disbursement to the borrowers during the three-year term of this facility. As of December 31, 2013, there were no outstanding loans under this facility.

In March 2013, Oi entered into an export credit facility agreement with the Office National Du Ducroire/Nationale Delcrederedienst, or ONDD, under which ONDD agreed to disburse loans in two tranches in the aggregate principal amount of up to US$257 million. The proceeds of this export credit facility will be used to fund equipment purchases from Alcatel-Lucent. Loans under this export credit facility bear interest at the rate of LIBOR plus 1.50% per annum. Interest on each of these loans is payable semi-annually in arrears through maturity in March

2024. The outstanding principal amount of these loans is payable in 18 semi-annual installments commencing in September 2014. As of December 31, 2013, there were no outstanding loans under this facility.

Contractual Commitments

The following table summarizes our significant contractual obligations and commitments as of December 31, 2013:

	Payments Due by Period
	Less than One Year		One to Three Years		Three to Five Years		More than Five Years		Total
	(in millions of reais)

Loans and financings (1)	R$	3,750	R$	16,423	R$	4,358	R$	8,371	R$	32,902
Debentures (2)		2,825		5,363		4,555		2,016		14,759
Purchase obligations (3)		1,978		695		398		—		3,071
Concession fees (4)		—		520		279		920		1,719
Usage rights (5)		457		1,025		3		—		1,485
Pension plan contributions(6)		123		370		247		123		863

Total contractual obligations and commitments	R$	9,133	R$	24,396	R$	9,840	R$	11,430	R$	54,799

(1)	Includes (1) estimated future payments of interest on our loans and financings, calculated based on interest rates and foreign exchange rates applicable at December 31, 2013 and assuming that all amortization payments and payments at maturity on our loans and financings will be made on their scheduled payment dates, and (2) estimated future cash flows on our derivative obligations, calculated based on interest rates and foreign exchange rates applicable as of December 31, 2013 and assuming that all payments on our derivative obligations will be made on their scheduled payment dates.
(2)	Includes estimated future payments of interest on our debentures, calculated based on interest rates applicable as of December 31, 2013 and assuming that all amortization payments and payments at maturity on our debentures will be made on their scheduled payment dates.
(3)	Consists of (1) obligations in connection with a business process outsourcing agreement, and (2) purchase obligations for network equipment pursuant to binding obligations which include all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.
(4)	Consists of estimated bi-annual fees due to ANATEL under our concession agreements expiring in 2025. These estimated amounts are calculated based on our results for the year ended December 31, 2013.
(5)	Consists of payments due to ANATEL for radio frequency licenses. Includes accrued and unpaid interest as of December 31, 2013.
(6)	Consists of expected contributions to amortize the actuarial deficit of the BrTPREV plan.

We are also subject to contingencies with respect to tax, civil, labor and other claims and have made provisions for accrued liability for legal proceedings related to certain tax, civil, labor and other claims of R$5,616 million as of December 31, 2013. See “Item 8. Financial Information—Legal Proceedings” and note 22 to our consolidated financial statements.

Indebtedness

As of December 31, 2013, our total outstanding indebtedness on a consolidated basis was R$35,854 million, consisting of R$4,159 million of short-term indebtedness, all of which represented current portion of long-term indebtedness (or 11.6% of our total indebtedness), and R$31,695 million of long-term indebtedness (or 88.4% of our total indebtedness).

On a consolidated basis, our real-denominated indebtedness as of December 31, 2013 was R$21,287 million, or 59.4% of our total indebtedness, and our foreign currency-denominated indebtedness was R$14,566 million, or

40.6% of our total indebtedness. As of December 31, 2013, our real-denominated indebtedness bore interest at an average rate of 11.84% per annum, and our foreign currency denominated indebtedness bore interest at an average rate of 4.51% per annum for loans denominated in U.S. dollars and 5.13% per annum for loans denominated in euros. As of December 31, 2013, 76.0% of our debt bore interest at floating rates, including the effect of swap operations.

Short-Term Indebtedness

Our consolidated short-term debt, consisting of the current portion of long-term loans and financings and debentures, was R$4,159 million as of December 31, 2013. Under our financing policy, we generally do not incur short-term indebtedness, as we believe that our cash flows from operations generally will be sufficient to service our current liabilities.

Long-Term Indebtedness

Our principal sources of long-term debt are:

•	debentures issued in the Brazilian market;

•	fixed-rate notes issued in the international market;

•	credit facilities with BNDES;

•	credit facilities with international export credit agencies;

•	unsecured lines of credit obtained from Brazilian financial institutions;

•	real estate securitization transactions; and

•	credit facilities with a development banks.

Some of our debt instruments require that we and Telemar comply with financial covenants, semi-annually or quarterly. Under each of these debt instruments, the creditor has the right to accelerate the debt if, at the end of any applicable period we are not in compliance with the defined financial covenants ratios. We were in compliance with these financial covenants at December 31, 2013, and we believe that we will be able to comply with these financial covenants during 2014. In addition, we believe that our compliance with these financial covenants will not adversely affect our ability to implement our financing plans.

The instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses and the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness.

As of December 31, 2013, all of our debt instruments with BNDES were secured by pledges of certain of our accounts receivable.

The following discussion briefly describes certain of our significant financing transactions.

Fixed-Rate Notes

We have issued four series of fixed-rate debt securities in the international market. All of these securities pay interest semi-annually in arrears. The table below sets forth our outstanding fixed-rate debt securities as of December 31, 2013, the outstanding principal amount of these securities and their maturity dates.

Security	Outstanding Principal Amount		Final Maturity
	(in millions)

9.75% senior notes due 2016(1)	R$	1,100	September 2016
5.125% senior notes due 2017		€750	December 2017
9.500% senior notes due 2019	US$	142	April 2019
5.500% senior notes due 2020	US$	1,787	October 2020
5.75% senior notes due 2022(2)	US$	1,500	February 2022

(1)	These notes are denominated in reais and payments of principal and interest under these notes are payable in U.S. dollars at prevailing exchange rates at the time of payment.
(2)	These notes are obligations of our subsidiary Oi Brasil Holdings Coöperatief U.A. and are fully and unconditionally guaranteed by Oi S.A.

Debentures

We have issued several series of debentures in the Brazilian market. All of these securities pay interest annually or semi-annually in arrears. The table below sets forth our outstanding debentures as of December 31, 2013, the outstanding principal amount of these securities, the applicable interest rates, and their maturity dates.

Security	Outstanding Principal Amount		Interest Rate	Final Maturity
	(in millions of reais)

Oi debentures due 2014	R$	1,754	CDI plus 1.20%	April 2014
Oi debentures due 2017	R$	400	CDI plus 0.94%	March 2017
Oi debentures due 2017	R$	1,000	CDI plus 1.00%	August 2017
Oi Debentures due 2018	R$	2,350	CDI plus 1.15%	December 2018(1)
Oi Debentures due 2019	R$	1,500	CDI plus 0.75%	March 2019
Oi Debentures due 2020	R$	1,600	IPCA plus 6.20%	March 2020(2)
Oi Debentures due 2020	R$	246	IPCA plus 7.98%	April 2020
Telemar Debentures due 2021	R$	30	IPCA plus 0.50%	July 2021

(1)	The outstanding principal amount of these debentures is payable in three equal annual installments commencing in December 2016.
(2)	The outstanding principal amount of these debentures is payable in two equal annual installments commencing in March 2019.

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

The following table sets forth selected information with respect to our BNDES credit facilities as of December 31, 2013.

Facility	Outstanding Principal Amount	Interest Rate	Amortization Schedule		Final Maturity
	(in millions of reais)
Oi 2006 credit facility:
A loans	108	TJLP plus 4.30%	Monthly		May 2014
TNL PCS 2006 credit facility(1):
A loans	172	TJLP plus 4.30%	Monthly		May 2014
	268	TJLP plus 4.50%	Monthly		June 2014
B loans	4	TJLP plus 2.30%	Monthly		May 2014
	12	TJLP plus 2.50%	Monthly		June 2014
TNL PCS 2009 credit facility(1):
Floating-rate loans	459	TJLP plus 3.95%	Monthly	(2)	December 2018
Fixed-rate loans	22	4.50%	Monthly	(2)	December 2018
Oi Mobile 2009 credit facility:
A loans	359	TJLP plus 3.95%	Monthly	(2)	December 2018
B loans	9	4.50%	Monthly	(2)	December 2018
Telemar 2012 credit facility:
A loans	610	TJLP plus 4.08%	Monthly	(3)	July 2021
B loans	129	2.50%	Monthly	(3)	January 2021
D loans	150	TJLP plus 2.18%	Monthly	(3)	January 2021
TNL PCS 2012 credit facility:
A loans	312	TJLP plus 4.08%	Monthly	(3)	July 2021
B loans	80	2.50%	Monthly	(3)	January 2021
C loans	20	2.50%	Monthly	(3)	January 2021
Oi 2012 credit facility:
A loans	339	TJLP plus 4.08%	Monthly	(3)	July 2021
B loans	58	2.50%	Monthly	(3)	January 2021
C loans	169	2.50%	Monthly	(3)	January 2021
Oi Mobile 2012 credit facility:
A loans	90	TJLP plus 4.08%	Monthly	(3)	July 2021

(1)	On September 30, 2013, the obligations of Telemar under its 2006 Credit Facility and 2009 Credit Facility and the obligations of Oi under its 2009 Credit Facility were assumed by TNL PCS, in each case with the consent of BNDES. As a result of the merger of TL PCS with and into Oi Mobile in February 2014, Oi Mobile assumed TNL PCS’s obligations under these credit facilities.
(2)	Amortization on this facility commenced in January 2012.
(3)	Amortization on this facility commences in August 2015.

Credit Facilities with Export Credit Agencies

Credit Facilities with FINNVERA

In June 2008, Telemar entered into an export credit facility agreement with FINNVERA under which FINNVERA agreed to disburse loans in the aggregate principal amount of up to US$300 million. Disbursements of US$192 million and US$108 million under this export credit facility were received in 2008 and 2009, respectively. The proceeds of this export credit facility have been and will be used to fund equipment purchases related to Telemar’s capital expenditures on its fixed-line and mobile telecommunications infrastructure. Loans under this export credit facility bear interest at an average rate of LIBOR plus 1.07% per annum. Interest on each of these loans is payable semi-annually in arrears through maturity in December 2018. The outstanding principal amount of these loans is payable in 17 equal semi-annual installments commencing in December 2010. As of December 31, 2013, the outstanding principal amount under this credit facility was US$176 million.

In August 2009, Telemar entered into an export credit facility agreement with FINNVERA under which FINNVERA agreed to disburse loans in the aggregate principal amount of up to US$500 million. Disbursements of US$208 million, US$27 million, US$74 million, US$97 million and US$92 million under this export credit facility were received in February 2010, May 2010, February 2011, June 2011 and January 2012, respectively. The proceeds of this export credit facility have been and will be used to fund equipment purchases related to Telemar’s capital expenditures on our fixed-line and mobile telecommunications infrastructure. Loans under this export credit facility bear interest at an average rate of LIBOR plus 1.70% per annum. Interest on each of these loans is payable semi-

annually in arrears through maturity in August 2019. The outstanding principal amount of these loans is payable in 17 equal semi-annual installments commencing in August 2011. As of December 31, 2013, the outstanding principal amount under this credit facility was US$353 million.

In December 2011, Telemar entered into an export credit facility with FINNVERA under which FINNVERA agreed to disburse loans in the aggregate principal amount of up to US$200 million. A disbursement of US$188 under this export credit facility was received in December 2012. The proceeds of this export credit facility have been and will be used to fund equipment purchases related to Telemar’s capital expenditures on our fixed-line and mobile telecommunications infrastructure. Loans under this facility bear interest at the rate of LIBOR plus 0.90% per annum, payable semi-annually in arrears. The principal amount of these loans is payable in 17 semiannual installments commencing in February 2013. As of December 31, 2013, the outstanding principal amount under this credit facility was US$176 million.

Credit Facility with Nordic Investment Bank

In July 2008, Telemar entered into a credit facility with Nordic Investment Bank under which Nordic Investment Bank disbursed loans in the aggregate principal amount of US$250 million. The proceeds of this credit facility have been used to fund equipment purchases related to Telemar’s infrastructure.

Under this credit facility, loans in the principal amount of US$100 million (the A loan) and US$150 million (the B loan) were disbursed in July 2008. The A loan bears interest at the rate of LIBOR plus 1.18% per annum and the B loan bears interest at the rate of LIBOR plus 0.80% per annum. Interest on each of these loans is payable semi-annually in arrears through maturity. The outstanding principal amount of the A loan is payable in 17 equal semi-annual installments commencing in July 2010, and the outstanding principal amount of the B loan is payable in 11 equal semi-annual installments commencing in July 2010. As of December 31, 2013, the outstanding principal amount under this credit facility was US$113 million.

Credit Facilities with China Development Bank

In February 2009, Telemar entered into a credit facility agreement with China Development Bank Corporation, or China Development Bank, under which China Development Bank agreed to disburse loans in the aggregate principal amount of up to US$300 million. Disbursements of US$227 million and US$52 million under this credit facility were received in 2009 and 2010, respectively. The proceeds of this credit facility have been and will be used to fund equipment purchases related to Telemar’s capital expenditures on telecommunications infrastructure. Loans under this credit facility bear interest at a rate of LIBOR plus 2.5% per annum. Interest on each of these loans is payable semi-annually in arrears through maturity in February 2016. The outstanding principal amount of these loans is payable in 11 equal semi-annual installments commencing in April 2011 and terminating upon maturity in February 2016. As of December 31, 2013, the outstanding principal amount under this credit facility was US$136 million.

In October 2009, Telemar entered into a credit facility agreement with China Development Bank under which China Development Bank agreed to disburse loans in the aggregate principal amount of up to US$500 million. Disbursements of US$94 million and US$98 million under this credit facility were received in 2010 and 2011, respectively. The proceeds of this credit facility have been and will be used to fund equipment purchases related to Telemar’s capital expenditures on telecommunications infrastructure. Loans under this credit facility bear interest at a rate of LIBOR plus 2.5% per annum. Interest on each of these loans is payable semi-annually in arrears through maturity in October 2016. The outstanding principal amount of these loans is payable in 11 equal semi-annual installments commencing in April 2012 and terminating upon maturity in October 2016. As of December 31, 2013, the outstanding principal amount under this credit facility was US$123 million.

In June 2011, Telemar entered into a stand-by credit facility with China Development Bank under which China Development Bank agreed to disburse loans in the aggregate principal amount of up to US$500 million. A disbursement of US$380 million under this stand-by credit facility was received in July 2011. The proceeds of this stand-by credit facility have been and will be used to refinance other indebtedness of Telemar. Loans under this stand-by credit facility bear interest at the rate of LIBOR plus 2.30% per annum, payable semi-annually in arrears through maturity in June 2016. The principal of these loans is payable in five semi-annual installments, commencing in October 2014. As of December 31, 2013, the outstanding principal amount under this credit facility was US$380 million.

Credit Facility with Crédit Agricole Corporate and Investment Bank

In April 2010, Telemar entered into an export credit facility agreement with Crédit Agricole, as lender and facility agent, under which Crédit Agricole agreed to disburse loans in the aggregate principal amount of up to US$220 million, in two tranches of US$110 million each. Disbursements in the aggregate principal amount of US$46 million and US$31 million under the first tranche of this facility were received in July 2010 and February 2011, respectively, and a disbursements in the aggregate principal amount of US$55 million and US$89 million under the second tranche of this facility were received in May 2011 and February 2012, respectively. The proceeds of these disbursements have been and will be used to fund equipment purchases related to Telemar’s capital expenditures on its fixed-line and mobile telecommunications infrastructure. Loans under the first and second tranches of this facility bear interest at an average rate of LIBOR plus 1.40% per annum. Loans under the first tranche of this facility pay interest semi-annually in arrears through maturity in August 2019. Loans under the second tranche of this facility pay interest semi-annually in arrears through maturity in August 2020. The outstanding principal amount of these loans is payable in 17 equal semi-annual installments, commencing in August 2011 for the first tranche and in August 2012 for the second tranche. The Office National Du Ducroire, the Belgian national export credit agency, is providing an insurance policy in connection with this facility. As of December 31, 2013, the outstanding principal amount under this credit facility was US$172 million.

Export Credit Facility with Cisco Systems Capital

In March 2011, Telemar entered into an export credit facility agreement with Cisco Systems Capital, or Cisco, under which Cisco agreed to disburse loans in the aggregate principal amount of up to US$100 million. A disbursement of US$46 million under this export credit facility was received in May 2011. The proceeds of this export credit facility have been and will be used to fund equipment purchases related to Telemar’s capital expenditures on its fixed-line and mobile telecommunications infrastructure. Loans under this export credit facility bear interest at the rate of 3.5% per annum. Interest on each of these loans is payable semi-annually in arrears through maturity in May 2018. The outstanding principal amount of these loans is payable in 13 semi-annual installments commencing in May 2012. As of December 31, 2013, the outstanding principal amount under this credit facility was US$34 million.

Export Credit Facility with Swedish Export Corporation

In June 2011, Telemar entered into an export credit facility with Swedish Export Corporation, or SEK, and Deutsche Bank under which SEK agreed to disburse loans in the aggregate principal amount of up to US$103 million. Disbursements of US$5 million, US$9 million, US$39 million, US$14 million, US$21 million, US$6 million and US$10 million under this export credit facility were received in July 2011, November 2011, July 2012, October 2012, February 2013, June 2013 and October 2013, respectively. The proceeds of this export credit facility have been and will be used to fund equipment purchases related to Telemar’s capital expenditures on its fixed-line and mobile telecommunications infrastructure. Loans under this export credit facility bear interest at the rate of 2.21% per annum, payable semi-annually in arrears, through maturity in February 2020. The principal of these loans is payable in 17 equal semi-annual installments, commencing in February 2012. As of December 31, 2013, the outstanding principal amount under this credit facility was US$88 million.

Export Credit Facility with Export Development Canada

In February 2013, Telemar entered into an export credit facility agreement with EDC under which EDC agreed to disburse loans in the aggregate principal amount of up to US$200 million. A disbursement of US$96 million under this export credit facility was received in February 2013. The proceeds of this export credit facility have been and will be used to fund equipment purchases related to Telemar’s capital expenditures on its fixed-line and mobile telecommunications infrastructure. Loans under this export credit facility bear interest at the rate of 2.25% per annum. Interest on each of these loans is payable semi-annually in arrears through maturity in May 2022. The outstanding principal amount of these loans is payable in 17 semi-annual installments commencing in May 2014. As of December 31, 2013, the outstanding principal amount under this credit facility was US$96 million.

Unsecured Lines of Credit

In May 2008, Telemar entered into an unsecured line of credit with a Brazilian financial institution in the aggregate amount of R$4,300 million to finance the acquisition of control of Oi. The loans under this line of credit originally bore interest at the rate of the CDI rate plus 1.30% per annum, payable semi-annually in arrears in May and November of each year, commencing in May 2010. As a result of the renegotiation of the terms and conditions of these loans in May 2011, these loans bear interest at the rate of the CDI rate plus 1.00% per annum from May 2011 to May 2014 and at the rate of CDI rate plus 1.83% per annum from May 2014 to May 2018. The principal of these loans is payable in seven equal annual installments, commencing in May 2010. As of December 31, 2013, the outstanding principal amount under this line of credit was R$3,071 million.

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

We received net proceeds from the assignment of lease receivables in the total aggregate amount of R$1,585 million on a consolidated basis, and recorded our obligations to make the assigned payments as short- and long-term debt in our consolidated financial statements. The aggregate net effective interest rate on this transaction is 102% of the CDI rate. The proceeds raised in this transaction were used to repay short-term debt. In June 2012, each of Copart 4 and Copart 5 partially redeemed the CRIs that they had issued for an aggregate amount of R$393 million. As of December 31, 2013, the aggregate liability under these leases was R$922 million.

Credit Facilities with Development Banks

In February 2009, TNL PCS entered into a credit facility with Banco do Nordeste do Brasil S.A., or BNB, under which BNB agreed to disburse loans in an aggregate principal amount of up to R$369 million. The proceeds of this credit facility have been used for capital expenditures on Telemar’s mobile telecommunications infrastructure for the northeastern region of Brazil. Disbursements of R$370 million under this credit facility were received in 2009. Loans under this credit facility bear interest at 10.0% per annum, with a 15% discount available for timely payment of the interest payments under these loans. Interest is payable quarterly in arrears from May 2009 through February 2011 and monthly in arrears thereafter through maturity in February 2019. The outstanding principal amount is payable in 96 equal monthly installments commencing in March 2011. At December 31, 2013, the outstanding principal amount under this credit facility was R$250 million. As a result of the merger of TNL PCS with and into Oi Mobile in February 2014, Oi Mobile assumed TNL PCS’s obligations under this credit facility.

Capital Expenditures

Our capital expenditures on property, plant and equipment and intangible assets were R$6,614 million in 2013, R$6,477 million in 2012 and R$1,297 million in 2011. The following table sets forth our capital expenditures on plant expansion and modernization for the periods indicated.

	Year Ended December 31,
	2013		2012		2011
	(in millions of reais)

Data transmission equipment	R$	1,740	R$	1,365	R$	443

Installation services and devices		411		1,318		115
Mobile network and systems		1,147		1,081		96
Voice transmission		908		645		144
Information technology services		378		392		60
Telecommunication services infrastructure		539		322		11
Buildings, improvements and furniture		542		244		6
Submarine cables		25		152		15
Network management system equipment		202		142		13
Backbone transmission		71		36		25
Internet services equipment		7		19		12
Other		644		761		357

Total capital expenditures		6,614		6,477		1,297
(Unpaid) amount and cash outflow to settle previously recorded liabilities		(638)		(1,147)		(413)

Total capital expenditures according to the cash flow statement	R$	5,976	R$	5,330	R$	884

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

Our transport network currently is based on 40 Gbps line rate interfaces and we are upgrading our optical DWDM systems and IP backbone routers to support 100 Gbps line rates. We also deployed an optical switching layer based on optical transport network technology in order to provide more efficient use of our DWDM capacity, fast restorations, and IP routers traffic offloading. In 2013, we implemented DWDM links of 100 Gbps between the States of Rio de Janeiro, São Paulo, Minas Gerais and Bahia and extended our optical fiber backbone to Macapá (located in the State of Amapá).

In addition to the capacity expansion, we are simplifying our transport network architecture through the adoption of the single edge concept, which means using one single router to perform many functions, such as aggregation, service protocol termination, access gateway and others, that otherwise would require many specialized routers. We believe that this network simplification will reduce both capital and operational expenditures.

Mobile Services Network Programs

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

In June 2012, we acquired the authorizations and radio frequency licenses necessary for us to commence the offering of 4G services throughout Brazil. We intend to offer these services using LTE network technology and have begun deploying our 4G network. As part of this project, we have upgraded our existing mobile core to the LTE Evolved Packet Core, using an Evolved NodeB base station under a Radio Access Network that we will share with other Brazilian mobile services operators. In 2013, we commenced offering 4G services in the 12 cities where the FIFA World Cup will be held. Our deployment was conducted in cooperation with TIM, another Brazilian mobile operator, under a RAN Sharing regime. Through this regime, both operators share the same physical network, each using its own frequency spectrum resources, thus reducing the deployment costs by approximately 50% while maintaining all of the characteristics of an individual network with respect to our customers. RAN sharing makes use of 3GPP standard features, permitting full technical support. The deployment of this network under a RAN Sharing arrangement was the first of its kind in Latin America.

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

We are currently undergoing an effort to transform the existing service provisioning systems and to create new ones according to a TOM framework. Our goal is to speed service creation and provisioning, reduce costly human intervention and increase overall customer quality of experience through automation of fulfillment processes.

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

U.S. GAAP Reconciliation

We reported net income in accordance with Brazilian GAAP in the amount of R$1,493 million in 2013, R$1,785 million in 2012 and R$1,006 million in 2011. Under U.S. GAAP, we would have reported net income of R$604 million in 2013 and R$866 million in 2012, and net loss of R$557 million in 2011.

Our total shareholders’ equity in accordance with Brazilian GAAP was R$11,524 million as of December 31, 2013 and R$11,109 million as of December 31, 2012. Under U.S. GAAP, we would have reported total shareholders’ equity of R$20,013 million as of December 31, 2013 and R$20,428 million as of December 31, 2012.

The principal differences between Brazilian GAAP and U.S. GAAP that affected our net income in 2013, 2012 and 2011, as well as total shareholders’ equity as of December 31, 2013 and 2012, are described in note 31 to our audited consolidated financial statements included elsewhere in this annual report. The differences that result in significant adjustments relate to the accounting treatment of the following items:

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

Our by-laws provide for a board of directors of up to 17 members and an equal number of alternate members. As of the date of this annual report, our board of directors is composed of 16 members and 14 alternate members. During periods of absence or temporary unavailability of a regular member of our board of directors, the corresponding alternate member substitutes for the absent or unavailable regular member.

The members of our board of directors are elected at general meetings of shareholders for two-year terms and are eligible for reelection. The terms of all current members expire at our annual shareholders’ meeting in 2014. Members of our board of directors are subject to removal at any time with or without cause at a general meeting of shareholders. Our by-laws do not contain any citizenship or residency requirements for members of our board of directors. Our board of directors is presided over by the chairman of the board of directors, and, in his absence, on an interim basis, by his designated alternate. The chairman of our board of directors is elected by the members of the board of directors, serves for a two-year term and is eligible for reelection. Our bylaws provide that the chairman of our board of directors may not serve as our chief executive officer.

Our board of directors ordinarily meets once every month and extraordinarily when a meeting is called by the chairman or any two other members of our board of directors. Decisions of our board of directors require a quorum of a majority of the directors and are taken by a majority vote of those directors present.

The following table sets forth certain information with respect to the current members of our board of directors and their alternates.

Name	Position	Member Since	Age

José Mauro Mettrau Carneiro da Cunha	Chairman	February 2009	64
José Augusto da Gama Figueira	Alternate	April 2011	66
Luís Miguel da Fonseca Pacheco de Melo	Director	June 2013	45
Shakhaf Wine	Director	April 2012	46
Abilio Cesário Lopes Martins	Alternate	April 2012	42
Armando Galhardo Nunes Guerra Jr	Director	April 2012	57
Paulo Márcio de Oliveira Monteiro	Alternate	April 2012	55
Sergio Franklin Quintella	Director	April 2012	78
Bruno Gonçalves Siqueira	Alternate	April 2012	28
Renato Torres de Faria	Director	April 2012	51
Carlos Fernando Horta Bretas	Alternate	April 2012	54
Rafael Cardoso Cordeiro	Director	April 2012	33
André Sant’Anna Valladares de Andrade	Alternate	April 2012	29
Fernando Magalhães Portella	Director	April 2012	62
Carlos Jereissati	Alternate	April 2012	42
Alexandre Jereissati Legey	Director	April 2012	43
Carlos Francisco Ribeiro Jereissati	Alternate	April 2012	67
Pedro Jereissati	Director	April 2012	35
Cristina Anne Betts	Alternate	April 2012	44
Cristiano Yazbek Pereira	Director	April 2012	38
Erika Jereissati Zullo	Alternate	April 2012	43
Fernando Marques dos Santos	Director	May 2012	61
Laura Bedeschi Rego de Mattos	Alternate	April 2012	38
José Valdir Ribeiro dos Reis	Director	April 2012	68
Luciana Freitas Rodrigues	Alternate	April 2012	47
Carlos Fernando Costa	Director	April 2012	47
Marcelo Almeida de Souza	Alternate	June 2012	30
Carlos Augusto Borges	Director	April 2012	54
Emerson Tetsuo Miyazaki	Alternate	November 2013	28
Antonio Cardoso dos Santos (1)	Director	May 2013	64

(1)	Elected by the preferred shareholders.

We summarize below the business experience, areas of expertise and principal outside business interests of our current directors and their alternates.

Directors

José Mauro Mettrau Carneiro da Cunha. Mr. Cunha has served as our chairman since February 2009, and serves on our board of directors as a nominee of FATL. From January 2013 until June 2013, Mr. Cunha served as our interim chief executive officer, during which time he resigned as chairman and member of our board of directors. He resumed his position as our chairman and a member of our board of directors in June 2013. Mr. Cunha previously served as chairman of the board of directors of TNL from April 2007 until February 2012. He has also been an alternate director of TmarPart since April 2008. Mr. Cunha was a member of the board of directors of Telemar from April 1999 to May 2012. He has also served on the board of directors of Santo Antonio Energia S.A. since April 2008 and Vale S.A. since April 2010. Mr. Cunha was an executive officer of Lupatech S.A. from April 2006 to April 2012, where he served as a member of the board of directors from April 2006 to April 2012. He has also held several executive positions at BNDES, and was a member of its board of executive officers from 1991 to 2002. He was the vice president of strategic planning of Braskem S.A. from February 2003 to October 2005, and business consultant from November 2005 to February 2007. Mr. Cunha was a member of the board of directors of

Log-In Logistica Intermodal from April 2007 to March 2011, Braskem S.A. from July 2007 to April 2010, Banco do Estado do Espírito Santo S.A. (Banestes) from April 2008 to April 2009, Light Serviços de Eletricidade S.A. from December 1997 to July 2000, Aracruz Celulose S.A. from June 1997 to July 2002, FUNTTEL from December 2000 to January 2002, FUNCEX- Fundação Centro de Estudos do Comércio Exterior from June 1997 to January 2002, and Politeno Indústria e Comércio S.A. from April 2003 to April 2004. Mr. Cunha holds a bachelor’s degree in mechanical engineering from Universidade Católica de Petrópolis in Rio de Janeiro and a master’s degree in industrial and transportation projects from Instituto Alberto Luiz Coimbra de Pós-Graduação (COPPE) at Universidade Federal do Rio de Janeiro. He attended the Executive Program in Management at the Anderson School at the University of California in Los Angeles.

Luís Miguel da Fonseca Pacheco de Melo. Mr. Melo has served as a member of our board of directors as a nominee of Bratel Brasil since June 2013. Previously, he had served as an alternate member of our board of directors since April 2012 as a nominee of Bratel Brasil and was an alternate member of the board of directors of TNL from April 2011 until February 2012. He has been chief financial officer of Portugal Telecom since April 2006 and has served as chairman of the board of directors of various PT companies since 2006: PT Centro Corporativo, S.A.; Portugal Telecom Imobiliária, S.A.; PT PRO, Serviços Administrativos e de Gestão Partilhados, S.A.; PT Prestações – Mandatária de Aquisições de Gestão de Bens, S.A.; Previsão – Sociedade Gestora de Fundos de Pensões, S.A.; PT Compras – Serviços de Consultoria e Negociação, S.A.; PT ACS – Associação de Cuidados de Saúde; PT Ventures, SGPS S.A. and CST – Companhia Santomense de Telecomunicações, S.A.R.L. Mr. Melo has also been a manager of Africatel Holdings B.V. and Unitel, S.A.R.L. and president of the board of managers of Portugal Telecom Ásia, Ltda. each since 2006. Formerly, Mr. Melo was chairman of the board of directors of various PT companies, including PT PRO, Serviços Administrativos e de Gestão Partilhados, S.A. from May 2008 until March 2009, Previsão – Sociedade Gestora de Fundos de Pensões, S.A. from October 2007 until May 2009, PT Contact – Telemarketing e Serviços de Informação, S.A. from July 2008 until March 2009, PT-ACS – Associação de Cuidados de Saúde from May 2007 until April 2009, and Cabo TV Açoreana, S.A. from December 2004 until October 2007. He has also served as a manager of various PT companies and as Financial Manager of PT Multimédia – Serviços de Telecomunicações e Multimedia, SGPS S.A. from June 2002 until April 2006 and TV Cabo Portugal, S.A. from 2002 until 2006. He was also a member of the board of directors of Telemig Celular, S.A. from August 2008 until July 2010, Telemig Celular Participações, S.A. from August 2008 until November 2009, Vivo Participações, S.A. from July 2006 until July 2010, and Brasilcel from July 2006 until July 2010. Mr. Melo holds a degree in civil engineering from Instituto Superior Técnico and an MBA from IESE Barcelona.

Shakhaf Wine. Mr. Wine has served as a member of our board of directors since April 2012 as a nominee of Bratel Brasil and was a member of the board of directors of TNL from April 2011 until February 2012. He has been chief executive officer and chairman of the board of directors of Portugal Telecom Brasil S.A. since September 2010. He has served as chairman of the board of directors of PT Multimédia.com Brasil Ltda., vice-chairman of the board of directors of Brasilcel N.V. and president of the controlling committee of Brasilcel N.V., each since September 2010. Mr. Wine was an investment banking manager responsible for European corporate client relationships in the global communications group at Merrill Lynch International from 1998 until 2003; senior associate in the Latin America and telecommunications groups at Deutsche Morgan Grenfell & Co. from 1993 until 1998; and a foreign exchange trader and dealer for Banco Central do Brasil at Banco Icatu from 1991 to 1993. Previously, he held various board positions, including chairman of the board of directors of: Mobitel S.A. until June 2011; vice-chairman of the board of directors of Vivo Participações S.A. from 2009 until September 2010; and a member of the board of directors of: Universo Online S.A. from 2009 until January 2011, PT Investimentos Internacionais – Consultoria Internacional S.A. from 2006 until March 2009, PT Participações SGPS S.A. from March 2008 until March 2009, PT Móveis - Serviços de Telecomunicações SGPS S.A. from May 2006 until March 2009, PT Ventures SGPS S.A. from May 2006 until March 2009, Tele Centro Oeste Celular Participações, S.A. from March 2004 until October 2006, Tele Sudeste Celular Participações, S.A. from March 2004 until February 2006, Tele Leste Participações S.A. July 2005 until February 2006, Celular CRT Participações S.A. from March 2004 until February 2006, Banco1.net S.A., from April 2003 until July 2004 and PT Multimédia.com Participações Ltda., from April 2005 until November 2007. He holds a degree in economics from Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ).

Armando Galhardo Nunes Guerra Jr. Mr. Guerra has served as a member of our board of directors since April 2012 as a nominee of AG Telecom. During his career, Mr. Guerra has developed various projects in the management and restructuring departments of companies such as Braspérola, Portal Clicon, Cia AIX de

Participações, AGSA, Brasil Ferrovias S.A., Ponteio Lar Shopping and Shopping Píer 21. He also serves as a member of the board of directors of Cosipar – Cia Siderúrgica do Pará, Kepler Weber S.A., MASB – Desenvolvimento Imobiliário S.A., ESTRE Ambiental S.A. since and Contax Holdings. Previously, Mr. Guerra was chief executive officer of UNIPAR – União de Indústrias Petroquímicas S.A.; FEM – Projetos, Construções e Montagens S.A. from and MRS Logística S.A.; director of the Ministry of Mines and Energy; and a member of the National Council of Privatization, supervising state-owned steel mills, Companhia Vale do Rio Doce and DNPM. He served as a member of the board of directors of Quattor Participações S.A.; Brasil Ferrovias S.A.; Unipar; Cosipa; CSN; and CST. Mr. Guerra holds a degree in business administration, accounting and economics from Universidade Católica de Minas Gerais.

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

Renato Torres de Faria. Mr. Torres de Faria has served as a member of our board of directors since April 2012 as a nominee of AG Telecom and was a member of the board of directors of TNL from April 2011 until February 2012. He has been financial officer and investor relations officer of Andrade Gutierrez Concessões S.A, or AG Concessões, a company of the Andrade Gutierrez Group that focuses on investments and operations through concessions and participation in companies in the highway, airport, port, energy and sanitation sectors, among others, since May 2002 and an officer of several real estate companies within AGSA, since 2004. From February 2009 until April 2011, Mr. Torres de Faria served as executive superintendent of Fundo AG-Angra, a fund created by AGSA and Angra Partners, which invests in infrastructure in Brazil. He has also served as superintendent officer and member of the board of directors of Dominó Holdings S.A., a business investment vehicle of Companhia de Saneamento do Paraná – SANEPAR since February 2000, chief executive officer of Water Port S.A. Engenharia e Saneamento, or Water Port, a water and sewage company hired by CODESP to develop and implement the new water and sewer system on the right margin of the Port of Santos, since March 2004, and member of the board of directors of Concessões Rodoviárias S.A. – CCR since March 2002 and Companhia Energética de Minas Gerais, or CEMIG, an energy company, since August 2010. Mr. Torres de Faria holds a bachelor’s degree in mining engineering and an MBA from Fundação Dom Cabral and Universidade de São Paulo.

Rafael Cardoso Cordeiro. Mr. Cordeiro has served as a member of our board of directors since April 2012 as a nominee of AG Telecom and was an alternate member of the board of directors of TNL from April 2011 until February 2012. He has been finance manager for AG Concessões since June 2002. From May 2005 until April 2011, he worked in the areas of treasury, structured finance, financial institution relations, capital markets, investor relations and economic-financial analysis of new projects at AG Concessões. From May 2004 until April 2005, he was a project engineer at Water Port. Currently, Mr. Cordeiro is a member of the board of directors of Contax Holdings and CTX. He is a member of the Fiscal Council of CEMIG - Companhia Energética de Minas Gerais and a member of the board of directors of Water Port. He holds a bachelor’s degree in civil engineering from Universidade Federal de Minas Gerais.

Fernando Magalhães Portella. Mr. Portella has served as a member of our board of directors since April 2012 as a nominee of L.F. Tel S.A., or LF Tel, and was a member of the board of directors of TNL from May 2008 until February 2012. Previously, he served as the chief executive officer of Organização Jaime Camara from July 2006 until January 2011. He has served as a member of the board of directors of Iguatemi Empresa de Shopping Centers S.A. since January 2007, and he was a member of the advisory council of Intermedica Sistema de Saude S.A. from February 2008 until February 2010. He was the vice-president of Citibank Brasil from 1986 until 1992 and a partner of Gemini Consulting from 1992 until 1996. He was also the CEO of Grupo de Comunicação O Dia and a member of the board of directors of the Associação Nacional de Jornais from 1996 until August 2003. Mr. Portella also served as the president of Associação Brasileira de Marketing e Negócios from 1999 until 2000. He was chief executive officer of Magalhães Portella & Associados from January 2004 to July 2006. Mr. Portella has a bachelor’s degree in agronomics engineering from Universidade Estadual Paulista (UNESP) and has an executive MBA from Columbia University. He is also an alumnus of the General Management Program and the Corporate Leader Program at Harvard Business School.

Alexandre Jereissati Legey. Mr. Legey has served as a member of our board of directors since April 2012 as a nominee of LF Tel and was a member of the board of directors of TNL from May 2008 until February 2012. He has served as an alternate director of TmarPart since April 2011 and a member of the finance committee of Telemar since its inception in 1999. Mr. Legey has been chief financial officer and market relations officer of LF Tel and Jereissati Telecom since 1998, chief economic-financial officer and market relations officer of Privatinvest Participações S.A. since 2008, and superintendent officer and market relations officer of Allum Participações S.A. since 2008. From January 2007 until January 2008, he was new business director of Iguatemi Empresa de Shopping Center S.A., a shopping center management company, where he identified, evaluated and determined the viability of new shopping centers. Mr. Legey began his career with the Jereissati Group in 1993 and served as its chief financial officer from 1993 until 1996. Currently, he is a member of the board of directors of several holding companies, such as CTX since 2009, since Privatinvest Participações S.A. since 2008, Alium Participações S.A. since 2008, and Contax Holdings since 2008. Mr. Legey holds a bachelor’s degree in chemical engineering from Federal do Rio de Janeiro – UFRJ and an MBA from the Massachusetts Institute of Technology. He is a nephew of our alternate director Carlos Francisco Ribeiro Jereissati and cousin of our director Pedro Jereissati and our alternate directors Carlos Jereissati and Erika Jereissati Zullo.

Pedro Jereissati. Mr. Jereissati has served as a member of our board of directors since April 2012 as a nominee of LF Tel and was a member of the board of directors of TNL from May 2008 until February 2012. He has served as a member of the board of directors of TmarPart since April 2006 and an officer of Instituto Telemar since April 2004. He served as an alternate director of Telemar from since 2002 to April 2011. Mr. Jereissati has been chief executive officer and investor relations officer of TmarPart since April 2008, executive vice-president of the Jereissati Group since April 2008 and executive officer of LF Tel and Jereissati Telecom, since May 2006. From 2005 until April 2008, he was chief financial officer and investor relations officer of Iguatemi Empresa de Shopping Centers S.A. From April 2001 until June 2006, he served as new business director of Jereissati Participações S.A. Mr. Jereissati joined the Jereissati Group in 1995. He has served as a member of the board of directors of the Jereissati Group since 2006, Contax Holdings since April 2006, Iguatemi Empresa de Shopping Centers S.A. since January 2007, CTX since 2009 and Privatinvest Participações S.A. since 2008. Mr. Jereissati was named to the Brazilian Council for Economic and Social Development by President Luis Inácio Lula da Silva in 2003. Mr. Jereissati holds a degree in business administration from Fundação Armando Álvares Penteado (FAAP) and an MBA from the Kellogg School of Management of Northwestern University. Mr. Jereissati is the son of our alternate director Carlos Francisco Ribeiro Jereissati, brother of our alternate directors Carlos Jereissati and Erika Jereissati Zullo and cousin of our director Alexandre Jereissati Legey.

Cristiano Yazbek Pereira. Mr. Pereira has served as a member of our board of directors since April 2012 as a nominee of LF Tel and was an alternate member of the board of directors of TNL from April 2010 until February 2012. He has been manager of corporate strategy of LF Tel since July 2009 and a member of the board of directors of Contax Holdings since 2010. Mr. Pereira worked at Telefônica Brasil a as strategy, regulatory and commercial manager for small- and medium-sized companies in Latin America from January 2003 to July 2009. Mr. Pereira was a consultant at A.T. Kearney from 2001 to 2002 and Accenture from 2000 to 2001. He holds a bachelor’s degree in mechanical engineering from Escola Politécnica da Universidade de São Paulo and an Executive MBA from Business School São Paulo (BSP). He has also taken management courses at the Rotman School of Management of the University of Toronto and Escuela Superior de Administración y Dirección de Empresas (ESADE) in Barcelona.

Fernando Marques dos Santos. Mr. Santos has served as a member of our board of directors since May 2012 as a nominee of BNDES Participações S.A., or BNDESPar. Since 2012, he has been an executive officer of BNDES, where he is responsible for the human resources, AGIR Project and information technology and processes departments. Prior to being named an executive officer, he served in the office of the president and vice-president of BNDES. Mr. Santos has worked at BNDES since 1983, having served as superintendent of the credit department from 1994 to 2003, manager of the credit department (compliance) from 1989 to 1994 and manager of the projects department from 1983 to 1989. He holds a degree in mechanical engineering from Universidade do Estado do Rio de Janeiro – UERJ.

José Valdir Ribeiro dos Reis. Mr. Reis has served as a member of our board of directors since April 2012 as a nominee of PREVI. He has been chief executive officer and chairman of the board of directors of the Economic and Credit Cooperative of the Employees of Federal Financial Institutions (COOPERFORTE—Cooperativa de Economia e Crédito Mútuo dos Funcionários de Instituições Financeiras Públicas Federais) since July 1997. He was chief executive officer of PREVI - Caixa de Previdência dos Funcionários do Banco do Brasil, or PREVI, pension fund for employees of Banco do Brasil, from 1993 until 1996. He served as a member of the board of directors of Teka S.A. from 2002 until 2003; chairman of the board of directors of Fundição Tupy S.A., from 1996 until 2002; a member of the board of directors of GTD Participações S.A. from 1995 until 1996; chairman of the deliberative council of Fenabb – Federação das AABBs from 2005 until 2008; and vice-president of the Brazilian Confederation of Credit Cooperatives (Confebrás – Confederação Brasileira das Cooperativas de Crédito) from 2003 until 2007. Mr. Reis holds a degree in economics from Universidade Federal de Juiz de Fora – Minas Gerais and a post-graduate degree in financial administration from AEUDF/ICAT - Brasília - DF.

Carlos Fernando Costa. Mr. Costa has served as a member of our board of directors since April 2012 as a nominee of PETROS—Fundação Petrobras de Seguridade Social, or PETROS, and was a member of the board of directors of TNL from April 2011 until February 2012. He has been the chief financial and investment officer for PETROS since January 2011. His prior positions at PETROS include: investment planning advisor from July 2010 to January 2011 and executive manager of market operations from October 2008 to July 2010. From March 2006 to October 2008, Mr. Costa was administrative director of the São Paulo State legislative assembly. From December 2003 to December 2004, he was a financial consultant at FGV. Mr. Costa has served on the board of directors of Investimentos e Participações em Infra-Estrutura S.A. – Invepar, since January 2009 and Log-In Logística since April 2011. He has served as an alternate member of the board of directors of Lupatech S.A. since April 2011. From March 2003 to March 2004, he served as a member of TNL’s fiscal council. Mr. Costa holds a bachelor’s degree in mathematics from Faculdade de Filosofia, Ciências e Letras de Santo André and post-graduate degrees in financial administration from Universidade Metodista and in business from Unibero.

Carlos Augusto Borges. Mr. Borges has served as a member of our board of directors since April 2012 as a nominee of FUNCEF—Fundação dos Economiários Federais, or FUNCEF. He has been director of corporate and real estate holdings at FUNCEF since May 2011. He has also been a member of the board of directors of Valepar since June 2011. He served as vice-president of transference of benefits, services and distribution and a member of the board of trustees of FGTS from 2003 until 2007; vice-president of services and distribution of VIGAT from 2003 until 2007; ombudsman for the Brazilian Central Bank and president of its statutory committee for the prevention of money laundering from 2007 until 2011; an alternate member of the Advisory Council of FUNCEF from July 2004 until September 2008; a member of the board of directors of CAIXA Seguradora S.A. from July 2007 until April 2011; a member of the board of directors of Empresa Hidrotérmica S.A. from October 2010 until April 2011; and a member of the board of directors of Sete Brasil from May 2011 until October 2011. Mr. Borges holds a bachelor’s degree in accounting from Universidade Federal do Maranhão.

Antonio Cardoso dos Santos. Mr. Cardoso has served as a member of our board of directors since May 2013 as the nominee of our preferred shareholders. Previously, he had served as an alternate member of our board of directors since April 2012 as the nominee of our preferred shareholders and was an alternate member of TNL’s board of directors from April 2011 until February 2012. He is an alternate member of the board of directors of Telemar. He previously served as a member of board of directors as a nominee of our preferred shareholders since March 2008. He was a member of the board of directors of Telemig Celular S.A. from 2004 until 2007, a member of the board of directors of Amazônia Celular from 2004 to 2007, a member of the board of directors of Telecomunicações do Pará S.A. from 2001 until 2002 and a member of the board of directors of Telecomunicações de Santa Catarina S.A. during 1999. Mr. Cardoso has also served as a member of the fiscal council of

Telecomunicações do Piauí S.A. from 2001 until 2002 and CRT from 1999 until 2000. Mr. Cardoso received a bachelor’s degree in business administration from São Paulo Superior School of Business Administration and holds a Latu Sensu Graduate degree in Business Management from Associação de Ensino Unificado do Distrito Federal (AEUDF).

Alternate Directors

José Augusto da Gama Figueira. Mr. Figueira has served as an alternate member of our board of directors since April 2011 as a nominee of FATL. From January 2013 until June 2013, Mr. Cunha served as our interim chairman. He resumed his position as Mr. Cunha’s alternate on our board of directors in June 2013. He was an alternate member of the board of directors of TNL from April 2004 until February 2012. He has served as a director of TmarPart since April 2008 and an executive officer of TmarPart since June 1999. He was an alternate director of TNL from March 2007 until February 2012, and an alternate director of Telemar from 2002 until February 2012. He previously served as a member of our board of directors from February 2009 until April 2011 and as an alternate member of TNL’s board of directors from April 2003 until March 2004. He has also served as president of Instituto Telemar since August 2001. He was an executive officer of Pegasus, a company in the Andrade Gutierrez Group, from July 1997 to August 1999, and a member of the fiscal council of Telecomunicações do Espírito Santo S.A., Telecomunicações do Piauí S.A. and Telecomunicações do Amazonas S.A. from April to December 1999. He holds a bachelor’s degree in electrical engineering from the Universidade do Estado do Rio de Janeiro and an MBA from FGV.

Abilio Cesário Lopes Martins. Mr. Martins has served as an alternate member of our board of directors since April 2012 as a nominee of Bratel Brasil. He has been manager of the corporate communications department of Portugal Telecom since 2002. He has also served as chairman of the board of directors of PT Contact and as a member of the board of directors of PT Comunicações since 2007, TMN since 2007, PT Prime since 2007 and PT Brasil PT SGPS since 2000. Mr. Martins was a manager of Brasilcel from 2007 until 2010. Previously, he was a member of the board of directors of PT.Com from 2006 until 2008. Mr. Martins holds a degree in political science.

Paulo Márcio de Oliveira Monteiro. Mr. Monteiro has served as an alternate member of our board of directors as a nominee of AG Telecom since April 2012. Since March 2003, he has been financial manager of AG Concessões, where he has worked since January 2000. Mr. Monteiro has served an alternate member of the board of directors of Companhia Energética de Minas Gerais - CEMIG, a company in the electrical energy generation, transmission and distribution sector, and an alternate member of the board of directors of CCR S.A. each since 2011. Mr. Monteiro holds a degree in civil engineering from Universidade Federal de Minas Gerais, a master’s degree in finance from Instituto Tecnológico de Monterrey - ITESM, in Mexico City, an MBA from Universidade de São Paulo – USP and a post-graduate degree in business management from Universidade Panamericana - IPADE, in Mexico City.

Bruno Gonçalves Siqueira. Mr. Siqueira has served as an alternate member of our board of directors as a nominee of AG Telecom since April 2012. He has been a controlling and accounting analyst at AG Concessões since March 2010, working primarily in the areas of accounting, tax, finance and investor relations. From September 2007 until May 2010, he was an accounting and controlling analyst at AngloGold Ashanti Brasil Mineração S.A., a multinational corporation in the gold production chain. Mr. Siqueira has served as a member of the fiscal council of Contax Holdings since 2012 and was a member of its board of directors from 2011 until 2012. He holds degrees in economics from Faculdade IBMEC/MG and accounting sciences from Universidade Federal de Minas Gerais and a post-graduate degree in management with a specialization in finance from Fundação Dom Cabral de Belo Horizonte.

Carlos Fernando Horta Bretas. Mr. Bretas has served as an alternate member of our board of directors since April 2012 as a nominee of AG Telecom. He has been project manager in the financial and project development departments at AG Concessões since 1994. From May 1988 until February 1989, Mr. Bretas served as controller engineer of the state of Goiás office of Mendes Junior Edificações S.A., a civil engineering firm, where he also worked as a production engineer of this firm from 1984 until 1988. He was an alternate member of the board of directors of Contax Holdings from 2011 until February 2012. Mr. Bretas holds a degree in civil engineering and a post-graduate degree in economic engineering from Fundação Dom Cabral de Belo Horizonte, an MBA in finance from USP, and an MBA in corporate law from Fundação Getúlio Vargas.

André Sant’Anna Valladares de Andrade. Mr. Andrade has served as an alternate member of our board of directors since April 2012. Since January 2008, he has worked at AG Concessões, where he is currently a project analyst with an emphasis on technical studies for project development, economic-financial analysis, portfolio management and control and company valuations. Mr. Andrade graduated with a degree in production engineering from Universidade Federal de Minas Gerais.

Carlos Jereissati. Mr. Jereissati has served as an alternate member of our board of directors since April 2012 as a nominee of LF Tel and was an alternate member of the board of directors of TNL from May 2008 until February 2012. He has served as a member of the board of directors of TmarPart since 2008. He has been the chief executive officer of Iguatemi Empresa de Shopping Centers S.A., where he has worked since 1996. Mr. Jereissati is a member of the board of directors of various companies in other sectors, including Jereissati Participações S.A. since 2008, Jereissati Telecom since 2008 and CTX since 2009. From 2002 until 2004 and from 2005 until 2006, Mr. Jereissati served as president and vice-president of the Brazilian Association of Shopping Centers (Associação Brasileira de Shopping Centers S.A.), of which he is presently a member of the advisory board. Mr. Jereissati has been a member of the Brazil Volunteer Association (IBRAVO – Associação Brasil Voluntário) since 1995 and the International Council of Shopping Centers (ICSC) since 1994. He was a member of the Brazilian Economic and Social Development Council (Conselho de Desenvolvimento Econômico e Social) from 2002 until 2006. In 2007, Mr. Jereissati was named a “Young Global Leader” by the World Economic Forum. Mr. Jereissati holds a bachelor’s in business administration from FGV in São Paulo, and has completed many courses and seminars abroad, including Management for Success at the University of Michigan Business School, the Spring Convention of the International Council of Shopping Centers, and Real Estate Finance and Investment from Euromoney Training. Mr. Jereissati is the son of our alternate director Carlos Francisco Ribeiro Jereissati, brother of our director Pedro Jereissati and our alternate director Erika Jereissati Zullo and cousin of our director Alexandre Jereissati Legey.

Carlos Francisco Ribeiro Jereissati. Mr. Jereissati has served as an alternate member of our board of directors since April 2012 as a nominee of LF Tel and was an alternate member of the board of directors of TNL from April 2007 until February 2012, having previously served as a member of TNL’s board of directors from August 1998 to April 2007, including as chairman from August 1998 to August 2000, from November 2002 to October 2003, and from November 2005 to April 2007. He has also served as a member of the board of directors of TmarPart since 1999, LF Tel since April 1999, and chairman of the board of directors of LF Tel since July 1999. He has been the chief executive officer of Jereissati Telecom since April 1984. Since 1970, Mr. Jereissati has served as the chief executive officer of Jereissati Participações S.A., a holding company that controls several companies, including Iguatemi Empresa de Shopping Centers S.A. and Jereissati Telecom. He also served as a member of the board of directors of the BM&FBOVESPA, vice-chairman of the board of directors of Companhia Vidraria Santa Marina (a member of the Saint Gobain Group), president of the executive council of the Brazilian Association of Shopping Centers (Associação Brasileira de Shopping Centers), and member of the consultant council of the São Paulo State Union of Real Estate Companies. Mr. Jereissati holds a bachelor’s degree in economics from Mackenzie University of São Paulo. Mr. Jereissati is the father of our director Pedro Jereissati and our alternate directors Carlos Jereissati and Erika Jereissati Zullo and uncle of our director Alexandre Jereissati Legey.

Cristina Anne Betts. Ms. Betts has served as an alternate member of our board of directors since April 2012 as a nominee of LF Tel. She has been vice-president of finance at Iguatemi Empresa de Shopping Centers S.A. since April 2008. She was a member of the board of directors of Contax Holdings from 2009 until 2012. Previously, she worked at Tam Linhas Aéreas S.A., where she was director of the strategic planning and controlling departments and investor relations officer from 2004 until 2008; Bain & Company from 1999 until 2004; Banco Credit Suisse First Boston Garantia from 1995 until 1999; and PriceWaterhouse from 1992 until 1995. Ms. Betts holds a bachelor’s degree in business administration from Fundação Getúlio Vargas and an MBA from INSEAD in France.

Erika Jereissati Zullo. Ms. Zullo has served as an alternate member of our board of directors since April 2012 as a nominee of LF Tel. She is vice-president for retail at Iguatemi Empresas de Shopping Centers, where she has worked since 1989. She has been an associate of the ICSC – International Council of Shopping Centers since 1994, an associate of the Luxury Marketing Council since June 1996 and an alternate member of the board of directors of Abrasce –Associação Brasileira de Shopping Center S.A. since June 1996. She holds a bachelor’s degree in business administration from Universidade Makenzie and a post-graduate degree in communication and marketing from ESPM in 1995. Ms. Zullo is the daughter of our alternate director Carlos Francisco Ribeiro Jereissati, sister of our director Pedro Jereissati and our alternate director Carlos Jereissati and cousin of our director Alexandre Jereissati Legey.

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

Luciana Freitas Rodrigues. Ms. Rodrigues has served as an alternate member of our board of directors since April 2012 as a nominee of PREVI. She is core manager at PREVI, where she has worked since 2000. She has been a member of the board of directors of Valepar S.A., the holding company that controls Vale S.A., since April 2011. Previously, she was a member of the board of directors of Termopernambuco S.A. from April 2003 until April 2011; COSERN—Companhia Energética do Rio Grande do Norte from April 2003 until April 2011; ITAPEBI Geração de Energia S.A. from April 2003 until April 2011; and Neoenergia from April 2003 until April 2011. Ms. Rodrigues holds bachelor’s degrees in statistics from Universidade do Estado do Rio de Janeiro (UERJ) and actuarial sciences from Universidade Estácio de Sá, an MBA in finance from IBMEC, an MBA in corporate governance from Fundação Getúlio Vargas and an MBA in complementary social security from IDEAS.

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

Emerson Tetsuo Miyazaki. Mr. Miyazaki has served as an alternate member of our board of directors since November 2013 as a nominee of FUNCEF. He has been senior analyst at Fundação dos Economiários Federais – FUNCEF since February 2011. From February 2010 to February 2011, he served as financial analyst in the financial planning and investor relations department at Norte Energia S.A., a company composed of state and private companies in the electrical, contracting, pension funds and investment sectors and responsible for building and operating the Belo Monte Hydroelectric Complex. From April 2009 to January 2011, he was a controlling market analyst at FUNCEF. From November 2007 to April 2009, Mr. Miyazaki served as financial analyst at Brasil Telecom. Mr. Miyazaki holds a degree in business administration from Universidade de Brasília.

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

The following table sets forth certain information with respect to the current members of our board of executive officers.

Name	Position	Date Elected/ Appointed	Age

Zeinal Abedin Mahomed Bava	Chief Executive Officer	June 2013	48
Bayard De Paoli Gontijo	Chief Financial Officer and Investor Relations Officer	June 2013	42
Eurico De Jesus Teles Neto	Executive Officer	April 2012	57

Summarized below is information regarding the business experience, areas of expertise and principal outside business interests of our current executive officers.

Zeinal Abedin Mahomed Bava. Mr. Bava has served as our chief executive officer since June 2013. Previously, he served as a member of our board of directors from April 2012 until June 2013 as a nominee of Bratel Brasil and was a member of the board of directors of TNL from April 2011 until February 2012. Mr. Bava has been chief executive officer of Portugal Telecom since March 2008. He was chief executive officer of PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. from May 2003 until September 2007; executive director and Portugal Telecom relationship manager at Merrill Lynch from 1998 until 1999; executive director and Portugal Telecom relationship manager at Deutsche Morgan Grenfell & Co. from 1996 to 1998; and executive officer of Warburg Dillon Read from 1989 to 1996. Mr. Bava has held various board positions throughout his career, including chairman of the board of directors of: PT Prime – Soluções Empresariais de Telecomunicações e Sistemas, S.A. from September 2007 until December 2011, PT Ventures, SGPS, S.A. from November 2008 until July 2010, PT Centro Corporativo, S.A. from March 2006 until April 2009, PT – Sistemas de Informação, S.A. from September 2007 until April 2009, PT PRO, Serviços Administrativos e de Gestão Partilhados, S.A. from February 2003 until June 2008, Previsão – Sociedade Gestora de Fundos de Pensões, S.A. from March 2003 to October 2007, TV Cabo Portugal, S.A. from March 2004 until September 2007, PT Conteúdos – Atividade de Televisão e de Produção de Conteúdos, S.A. from until September 2007, Lusomundo Cinemas, S.A. from until September 2007, Lusomundo Audiovisuais, S.A. from until September 2007, PT Televisão por Cabo, SGPS, S.A. from until September 2007, PT Prestações – Mandatária de Aquisições de Gestão de Bens, S.A. from March 2004 until 2006; vice-chairman of the board of directors of: PT Multimédia – Serviços de Telecomunicações e Multimédia, SGPS, S.A. from November 2002 until September 2007, PT Comunicações, S.A. from January 2004 until December 2005 and PT Ventures, SGPS S.A. from 2000 until 2002; and a member of the board of directors of: Fundação Luso Brasileira from June 2009 until September 2009; Brasilcel, NV from December 2002 until October 2007, Portugal Telecom Investimentos Internacionais, S.A. from April 2004 until April 2006, PT Rede Fixa, SGPS S.A., from March 2006 until June 2009, PT Sistemas de Informação, S.A. from May 2004 until April 2006, PT Corporate – Soluções Empresariais de Telecomunicações e Sistemas, S.A. from June 2003 until April 2006, Páginas Amarelas, S.A. from January 2004 until May 2005; PT Compras – Serviços de Consultoria e Negociação, S.A. from May 2003 until 2005; CRT Celular Participações, S.A. from 2003 until

2005; Tele Sudeste Participações, S.A. from 2003 until 2005; Tele Leste Participações, S.A. from 2003 until 2005; Tele Centro Oeste Celular Participações, S.A. from 2003 until 2005; Portugal Telecom Brasil, S.A. from July 2002 until March 2004; BEST – Banco Electrônico de Serviço Total, S.A. from May 2001 until October 2004; and Telesp Celular Participações, S.A. from April 2001 until December 2003. Mr. Bava holds a degree in Electrical and Electrotechnical Engineering from University College London.

Bayard De Paoli Gontijo. Mr. Gontijo has served as our chief financial officer and investor relations officer since June 2013 and has served as one of our executive officers since April 2012. Mr. Gontijo started working at Oi as Treasury Manager in 2003 and currently holds the position of Director of Treasury and Investor Relations. Mr. Bayard has over 19 years’ experience in the financial market and, since 1993, works with large companies and banks such as Banco Bamerindus do Brasil S.A, HSBC Bank Brasil S.A., and NET Serviços de Comunicações S.A. Mr. Gontijo holds a degree in Business Administration and holds an MBA from Coppead / UFRJ.

Eurico de Jesus Teles Neto. Mr. Teles has served as one of our executive officers since April 2012. He was member of our board of directors from 2009 to 2011 and an alternate member of our board of directors until April 2012. He previously served as member of the board of directors of Coari from 2009 until February 2012 and has been a member of the board of directors of Telemar Norte Leste since 2009. He was the legal officer of TNL from April 2007 through February 2012 and the legal manager of Telemar from April 2005 until April 2007. He previously served as manager of the real estate division at Telebahia, where he went on to hold the position of legal consultant in 1990. Mr. Teles holds a bachelor’s degree in legal sciences and law from Universidade Católica de Salvador and holds a master’s degree in Employment Law from Universidade Estácio de Sá.

Jason Santos Inácio. Mr. Inácio was appointed to our board of executive officers in January 2014. However, as of the date of this annual report, he is awaiting his permanent visa to work in Brazil as a manager of Brazilian companies before he begins to exercise his duties as a member of our board of executive officers. Beginning in 2006, he had previously worked at Portugal Telecom, where he served in various capacities, most recently as infrastructure and operations director of PTM.com, a mulmedia division of Pay-TV Multimídia. In 2007, he joined Portugal Telecom’s telecommunications division, where he was responsible for several large transformation projects. Mr. Inácio joined Portugal Telecom in 2006 as operations manager at PTM.Com, a multimedia unit of the Portugal Telecom’s subscription television division. Mr. Inácio holds a bachelor’s degree in marketing from Instituto Superior de Línguas e Administração (ISLA) and a post-graduate degree in business management from Instituto para o Desenvolvimento da Gestão Empresarial (INDEG) do Instituto Superior de Ciências do Trabalho e da Empresa (ISCTE).

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

The following table sets forth certain information with respect to the current members of our fiscal council and their alternates.

Name	Position	Member Since	Age
Allan Kardec de Melo Ferreira	Chairman	February 2009	67
Newton Brandão Ferraz Ramos	Alternate	April 2012	44
Sidnei Nunes	Member	March 2013	54
Aparecido Carlos Correia Galdino	Alternate	March 2013	62
Umberto Conti	Member	March 2013	39
Carmela Carloni Gaspar	Alternate	March 2013	31
Marcos Duarte dos Santos (1)	Member	April 2010	44
Peter Edward Cortes Marsden Wilson (1)	Alternate	April 2012	41
Manuel Jeremias Leite Caldas (2)	Member	March 2013	58
Vanessa Montes de Moraes (2)	Alternate	March 2013	32

(1)	Elected by the preferred shareholders.
(2)	Elected by the minority shareholders.

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

Sidnei Nunes. Mr. Nunes has served as a member of our fiscal council since March 2013. He served as an alternate member of our fiscal council from April 2012 to March 2013 and as a member of our fiscal council from April 2011 to April 2012. He served as an alternate member of the fiscal council of TNL from April 2007 through February 2012, an alternate member of the fiscal council of TmarPart since April 2008 and an alternate member of the fiscal council of Telemar from April 2007 through February 2012. He served as an alternate member of our fiscal council from February 2009 to April 2011. He has been managing officer of Jereissati Participações S.A. since April 2008, chief financial officer of Jereissati Telecom since April 2008 and managing officer of LF Tel since April 2006. Mr. Nunes has served as a member of the boards of directors of Iguatemi Empresa de Shopping Centers S.A. since April 2006, LF Tel since April 2006, and Grande Moinho Cearense S.A. since April 2005. Mr. Nunes is a financial officer and controller of several companies of the Jereissati Group since September 1995. Mr. Nunes holds bachelor’s degrees in business administration and accounting from the Faculdade de Administração Paulo Eiró and an MBA from the University of São Paulo.

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

Manuel Jeremias Leite Caldas. Mr. Caldas has served as a member of our fiscal council as a nominee of our minority shareholders since March 2013. He has been a consultant at Alto Capital Gestão de Recursos since 2007. Previously, he was manager of the technical department of Banco PEBB S.A. from 1996 to 2006, research manager at Banco Gulfinvest S.A. from 1994 to 1995, manager of the economics department at Banco Nacional S.A. from 1991 to 1994, financial analyst at Banco Bozano Simonsen S.A. from 1990 to 1991, engineer at Light Serviços de Eletricidade S.A. from 1989 to 1990 and engineer at Usina Itaipu in 1981. Mr. Caldas has served as a member of the board of directors of Eletropaulo Metropolitana Eletricidade de São Paulo S.A. since April 2012, an alternate member of the board of directors of Contax Holdings since 2012 and São Carlos Empreendimentos e Participações S.A. since 2011 and a member of the fiscal council of Centrais Elétricas Brasileiras S.A. – Eletrobras since 2012. He also served as a member of the fiscal council of Companhia Energética do Rio Grande do Norte (Cosern) from 2009 to 2011. Mr. Caldas holds a bachelors’ degree in electrical engineering from Instituto Militar de Engenharia – IME and a master’s degree and a doctorate in economics from FGV.

Alternate Fiscal Council Members

Newton Brandão Ferraz Ramos. Mr. Ramos has served as an alternate member of our fiscal council since April 2012. He has been the controller at AG Concessões since July 1998. Mr. Ramos has served as a member of the fiscal council of Cia. de Saneamento do Paraná – SANEPAR since 2006, Cia. de Concessões Rodoviárias—CCR S.A. since 2005 and Dominó Holdings S.A. since 2008. He has also served as an alternate member of the board of directors of CEMIG—Companhia Energética de Minas Gerais S.A. since 2010. Mr. Ramos holds a degree in accounting sciences from Pontifícia Universidade Católica de Minas Gerais, a graduate degree in business administration from Universidade FUMEC and an MBA in finance from Fundação Dom Cabral.

Aparecido Carlos Correia Galdino. Mr. Galdino has served as an alternate member of our fiscal council since March 2013. He previously served as a member of our fiscal council, from February 2011 to March 2013. He has also served as a member of the fiscal council of TmarPart since April 2008. Mr. Galdino was an alternate member of the fiscal council of TNL from April 2009 through February 2012. He joined the Jereissati Group in 1971 and has been managing officer and investor relations officer of Jereissati Participações S.A. since April 1990. He has served as the chief financial officer of La Fonte Participações S.A. since April 1990, and has been a member of the board of directors of LF Tel since February 2008, Iguatemi Empresa de Shopping Centers S.A. since July 2008 and Jereissati Telecom since April 1991. He has served as a member of the fiscal council of Contax Holdings since April 2008, as a member of the fiscal council of Tele Norte Celular Participações S.A. from May 2008 to present and as a member of the fiscal council of Amazônia Celular S.A. from May 2008 to March 2009. Mr. Galdino holds a bachelor’s degree in business administration from Faculdades Integradas Princesa Isabel.

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

Vanessa Montes de Moraes. Ms. Moraes has served as an alternate member of our fiscal council since March 2013. She has been a partner at Argucia Capital Management Ltda. since February 2006, where she is responsible for the compliance, risk and products department. From August 2003 to December 2005, she was an analyst and variable income manager at Mellon Global Investments Brasil S/C Ltda.; from April 2003 to August 2003, she worked in the treasury department of Souza Cruz S.A.; and from January 2002 to October 2002, she was a research assistant at FGV. Ms. Moraes served as a member of the fiscal council of Contax Holdings from 2010 to 2011 and an alternate member of Companhia Energética do Rio Grande do Norte (Cosern) from 2009 to 2011. Ms. Moraes holds a bachelor’s degree and a master’s degree in economics from IBMEC, and graduate degrees in corporate law from FGV and IBMEC.

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

The aggregate compensation paid by us to all members of our board of directors, board of executive officers and our fiscal council for services in all capacities was R$15.1 million in 2013. This amount includes pension, retirement or similar benefits for our officers and directors.

At our annual shareholders’ meeting to be held not later than April 30, 2014, our shareholders will establish the aggregate compensation limits for each of our board of directors, our board of executive officers and our fiscal council.

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

Our Human Resources and Compensation Committee, or the Compensation Committee, is an advisory committee to our board of directors. It meets every two months but may hold additional meeting if necessary. According to its charter, the Compensation Committee is responsible for: (1) reviewing, recommending and monitoring talent and human resources training and management strategies; (2) assisting our board of directors with large-scale changes to our organizational structure at the first and second organizational levels below the Chief Financial Officer; (3) analyzing our global compensation strategy, including fixed and variable compensation, benefits and long-term incentives, and recommending bonus guidelines; (4) preparing an assessment of the Chief Financial Officer and reviewing the evaluations of our senior executives for submission to our board of directors; and (5) reviewing and recommending an employee performance evaluation system, among other things.

The Compensation Committee is composed of three to eight members, including members of our board of directors, who are elected by our board of directors. The current membership of the Compensation Committee includes members of our board of directors (José Mauro Mettrau Carneiro da Cunha, Armando Galhardo Nunes Guerra Junior and Shakhaf Wine), alternate members of our board of directors (Carlos Jereissati, Laura Bedeschi Rego de Mattos, and Emerson Tetsuo Miyazaki), and other individuals (Bruno da Silva Almeida and Daniel Gonçalves Pereira). All of the members of the Compensation Committee have been elected to terms that expire at the annual general shareholders’ meeting to be held in 2014.

Share Ownership

As of March 6, 2014, the number of our common and preferred shares held by the members of our board of directors and board of executive officers, supervisory or management bodies, including outstanding stock options, do not exceed 1% of either class of our outstanding shares.

Employees

As of December 31, 2013, we had a total of 42,571 employees. All of our employees are employed on a full-time basis, divided into the following functions: network operations, sales and marketing, information technology, call center operations, support areas and authorized agents.

The table below sets forth a breakdown of our employees by main category of activity and geographic location as of the dates indicated:

	As of December 31,
	2013	2012	2011

Number of employees by category of activity:
Plant operation, maintenance, expansion and modernization	13,943	9,286	1,806
Sales and marketing	5,572	5,421	820
Call center operations	18,831	16,994	15,405
Support areas	3,939	4,778	1,998
Authorized agents	286	260	84

Total	42,571	36,739	20,113

Number of employees by geographic location:
Goiás	9,865	9,564	7,476
Paraná	4,527	4,359	3,443
Federal District	799	699	613
Santa Catarina	652	319	367
Mato Gross do Sul	4,005	3,725	3,294
Rio Grande do Sul	957	721	526
São Paulo	1,954	2,046	954
Mato Grosso	275	192	232
Rondônia	143	68	104
Maranhão	259	158	190
Roraima	44	34	5
Pará	416	296	180
Tocantins	79	40	234
Alagoas	89	57	16
Amazonas	236	219	43
Paraiba	161	116	11
Pernambuco	601	442	24
Piauí	146	71	39
Rio Grande do Norte	136	97	9
Acre	50	22	34

	As of December 31,
	2013	2012	2011

Number of employees by geographic location:
Rio de Janeiro	13,285	10,924	1,835
Minas Gerais	1,953	1,243	150
Ceará	560	412	57
Amapá	61	34	1
Bahia	893	589	179
Sergipe	125	73	10
Espírito Santo	223	145	18
United States, Bermuda, Venezuela and Colombia	77	74	69

Total	42,571	36,739	20,113

We negotiate separate collective bargaining agreements with the local unions in each of the states in Regions I, II and Region III for our company and each of our subsidiaries operating in such states. New collective bargaining agreements with these unions are negotiated every year. We maintain good relations with each of the unions representing our employees. As of December 31, 2013, approximately 18% of the employees of our company were members of state labor unions associated either with the National Federation of Telecommunications Workers (Federação Nacional dos Trabalhadores em Telecomunicações), or Fenattel, or with the Interstate Federation of Telecommunications Workers (Federação Interestadual dos Trabalhadores em Telecomunicações), or Fittel. We have never experienced a strike that had a material effect on our operations.

Employee Benefits

Pension Benefit Plans

Sistel

Sistel is a not-for-profit private pension fund created by Telebrás in November 1977 to supplement the benefits provided by the federal government to employees of the former Telebrás System. The following are pension plans managed by Sistel.

PBS-A Plan

Since the privatization of Telebrás, the Sistel Benefits Plan (Plano de Benefícios da Sistel – Assistidos), or PBS-A plan, a defined benefit plan, has been sponsored by the fixed-line telecommunications companies that resulted from the privatization of Telebrás, including our company and TNL. The PBS-A plan is self-funded and has been closed to new members since January 2000. Contributions to the PBS-A plan are contingent on the determination of an accumulated deficit and we are jointly and severally liable, along with other fixed-line telecommunications companies, for 100% of any insufficiency in payments owed to members of the PBS-A plan. As of December 31, 2013, the PBS-A plan had a surplus of R$3.2 billion. We were not required to make contributions to the PBS-A plan in 2013, 2012 or 2011.

PBS-TNCP Plan

Since the privatization of Telebrás, our subsidiary Tele Norte Celular Participações S.A., or TNCP, has sponsored the Sistel Benefits Plan – TNCP (Plano de Benefícios da Sistel – TNCP), or PBS-TNCP plan. The PBS-TNCP plan has been closed to new members since April 2004. Contributions to the PBS-TNCP plan are contingent on the determination of an accumulated deficit. As a result of the corporate reorganization and TNL’s earlier acquisition of control of TNCP, we are liable for 100% of any insufficiency in payments owed to members of the PBS-TNCP plan. As of December 31, 2013, the PBS-TNCP plan had a surplus of R$21 million. We made contributions to the PBS-TNCP plan of less than R$1 million in each of 2013, 2012 and 2011.

CELPREV Plan

In March 2004, Amazônia Celular S.A., or Amazônia, a subsidiary of TNCP, began sponsoring the CelPrev Amazônia, or CELPREV, plan, a defined contribution plan managed by Sistel. The CELPREV plan was offered to employees of Amazônia who did not participate in the PBS-TNCP plan, as well as to its new employees. Participants in the PBS-TNCP plan were encouraged to migrate to the CELPREV plan. Approximately 27.3% of Amazônia’s active employees that were participants in the PBS-TNCP plan migrated to the CELPREV plan. As of December 31, 2013, the CELPREV plan had a surplus of R$2 million. We made contributions to the CELPREV plan of less than R$1 million in each of 2013, 2012 and 2011.

Fundação Atlântico de Seguridade Social

FATL is a not-for-profit, independent private pension fund that manages pension plans for the employees of its plans’ sponsors.

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

The TCSPREV plan offers three categories of benefits to its members: (1) risk benefits, which are funded according to the defined benefit method; (2) programmable benefits, which are funded according to the defined contribution method; and (3) proportional paid benefits, applicable to those employees who migrated to a defined contribution method with their rights reserved as contributors to the defined benefit system. This plan was closed to new participants in March 2003; however, we resumed offering programmable benefits under this plan to new employees beginning in March 2005. We are liable for any deficits incurred by the TCSPREV plan according to the existing proportion of the contributions we make to this plan. As of December 31, 2013, the TCSPREV plan had a surplus of R$962 million. We were not required to make contributions to the TCSPREV plan in 2013, 2012 or 2011.

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

The BrTPREV plan offers three categories of benefits to its members: (1) risk benefits, which are funded according to the defined benefit method; (2) programmable benefits, which are funded according to the defined contribution method; (3) proportional paid benefits, applicable to those employees who migrated to a defined contribution method with their rights reserved as contributors to the defined benefit system. We are liable for any deficits incurred by the BrTPREV plan according to the existing proportion of the contributions we make to this plan. As of December 31, 2013, the BrTPREV plan had a deficit of R$640 million, which is being amortized through 2022. Since February 2003, we have been making additional monthly contributions to the Fundador/Alternativo plan and the BrTPREV plan to reduce these deficits. During 2011, 2012 and 2013, we contributed R$91 million, R$95 million and R$117 million, respectively, to the BrTPREV plan and the Fundador/Alternativo plan to reduce these deficits.

PBS Telemar Plan

In September 2000, Telemar began sponsoring the PBS-Telemar plan, a private defined benefit plan offered to Telemar’s employees. In February 2005, FATL began managing the PBS Telemar plan. As a result of the corporate reorganization, we have assumed Telemar’s obligations under the PBS-Telemar plan.

The PBS-Telemar plan has the same characteristics as the PBS-A plan. The PBS-Telemar plan was closed to new participants in September 2000. We are responsible for any deficits incurred by the PBS-Telemar plan according to the existing proportion of the contributions we make to this plan and those made by participants. As of December 31, 2013, the PBS-Telemar plan had a surplus of R$28 million. We were not required to make contributions to the PBS-Telemar plan in 2013, 2012 or 2011.

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

The TelemarPrev plan offers two categories of benefits to its members: (1) risk benefits, which are funded according to the defined benefit method; and (2) programmable benefits, which are funded according to the defined contribution method. We are liable for any deficits incurred by the TelemarPrev plan according to the proportion of the contributions we make to this plan. As of December 31, 2013, the TelemarPrev plan had a surplus of R$481million. We were not required to make contributions to the TelemarPrev plan in 2013, 2012 or 2011.

For more information on our pension benefit plans, see note 25 to our consolidated financial statements.

Medical, Dental and Employee Assistance Benefits

We provide our employees with medical and dental assistance, pharmacy and prescription drug assistance, group life insurance and meal, food and transportation assistance. We and our employees cover the costs of these benefits on a shared basis. In 2013, we contributed R$75 million to the medical and dental assistance plans, R$5 million to the occupational medicine plans, R$94 million for the Worker’s Food Program (Programa de Alimentação do Trabalhador), or PAT, and R$7 million to the other benefits programs.

Profit Sharing Plans

Our collective bargaining agreements with several labor unions require us to pay bonuses to employees who reach certain operational targets. As of December 31, 2013, we had provisioned R$219.7 million to be distributed in bonuses with respect to 2013.

We also have implemented a profit sharing plan as an incentive for employees to pursue our goals and to align employees’ interests with those of our shareholders. Profit sharing occurs if economic value-added targets and other targets defined annually by our board of directors are achieved.

Education and Training

We contribute to the professional qualification of our employees by offering training for the development of organizational and technical skills. We offered approximately 253,000 hours of training in 2013. In 2013, we invested approximately R$10 million in the qualification and training of our employees.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Oi has two outstanding classes of share capital: common shares and preferred shares with no par value. Generally, only Oi’s common shares have voting rights. Oi’s preferred shares have voting rights only in exceptional circumstances.

As of March 6, 2014, we had 599,008,629 issued common shares and 1,198,077,775 issued preferred shares, including 84,250,695 common shares and 72,808,066 preferred shares held in treasury.

As of March 6, 2014, we had approximately 2.1 million shareholders, including 104 U.S. resident holders of our common shares and approximately 247 U.S. resident holders of our preferred shares (including The Bank of New York Mellon, as depositary under our American Depositary Receipt, or ADR, facilities). As of March 6, 2014, there were 44,261,110 common shares (including common shares represented by ADSs) and 309,726,671 preferred shares (including preferred shares represented by ADSs) held by U.S. resident holders.

The following table sets forth information concerning the ownership of our common shares and preferred shares as of March 6, 2014, by each person whom we know to be the owner of more than 5% of our outstanding common shares, and by all of our directors and executive officers as a group. Except for the shareholders listed below, we are not aware of any other of our shareholders holding more than 5% of any class of our share capital. Our principal shareholders have the same voting rights with respect to each class of our shares that they own as other holders of shares of that class.

	Common Shares		Preferred Shares		Total
Name	Number of Shares	%	Number of Shares	%	Number of Shares	%

Telemar Participações S.A.(1)	290,549,788	56.4	18,289,917	1.6	308,839,705	18.8

	Common Shares			Preferred Shares			Total
Name	Number of Shares	%		Number of Shares	%		Number of Shares	%

Bratel Brasil S.A.(2)	326,917,780	63.5		233,955,605	20.8		560,873,385	34.2
AG Telecom Participações S.A.(3)	290,549,788	56.4		87,991,472	7.8		378,541,691	23.1
LF Tel S.A.(4)	290,549,788	56.4		87,991,472	7.8		378,541,260	23.1
All directors, fiscal council members, their alternates and executive officers as a group (43 persons)	33,569		*	81,116		*	114,685		*

(1)	Represents 249,734,835 common shares held directly by TmarPart, 40,814,953 common shares held by Valverde, a wholly-owned subsidiary of TmarPart, and 18,289,917 preferred shares held directly by TmarPart.
(2)	Represents 36,367,992 common shares and 215,665,688 preferred shares held directly by Bratel Brasil and 290,549,788 common shares and 18,289,917 preferred shares held by TmarPart. Bratel Brasil is one of the shareholders of TmarPart. Bratel Brasil disclaims beneficial ownership of the shares of our company owned by TmarPart, other than with respect to its proportionate interest in these shares.
(3)	Represents 69,701,986 preferred shares held directly by AG Telecom, and 290,549,788 common shares and 18,289,917 preferred shares held by TmarPart. AG Telecom disclaims beneficial ownership of the shares of our company owned by TmarPart, other than with respect to its proportionate interest in these shares.
(4)	Represents 69,701,555 preferred shares held directly by LF Tel, and 290,549,788 common shares and 18,289,917 preferred shares held by TmarPart. LF Tel disclaims beneficial ownership of the shares of our company owned by TmarPart, other than with respect to its proportionate interest in these shares.
*	less than 1%

Changes in Share Ownership

On February 27, 2012, the shareholders of TNL, Telemar, Coari and Brasil Telecom approved the corporate reorganization, including:

•	the Coari merger, in which:

•	each issued and then outstanding share of Brasil Telecom held by Coari and all Coari shares held in treasury were cancelled;

•	each issued and then outstanding common share of Coari was converted automatically into 5.1149 common shares of Brasil Telecom;

•	each issued and then outstanding preferred share of Coari was converted automatically into 0.3904 common shares of Brasil Telecom and 4.0034 preferred shares of Brasil Telecom;

•	Coari ceased to exist; and

•	Telemar became a wholly-owned subsidiary of Brasil Telecom; and

•	The TNL merger, in which:

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

On August 21, 2013, TmarPart issued 252,729,128 common shares to its shareholders in exchange for an aggregate amount of R$100 million in cash and preferred shares of our company. In connection with this transaction, Bratel Brasil contributed 3,002,358 of our preferred shares to TmarPart, AG Telecom contributed 4,814,918 of our preferred shares to TmarPart, LF Tel contributed 4,814,918 of our preferred shares to TmarPart, BNDESPar contributed 3,246,518 of our preferred shares to TmarPart, and PREVI contributed 2,411,205 of our preferred shares to TmarPart.

As of March 6, 2014, TmarPart directly and indirectly owned 18.8% of the total outstanding share capital of Oi, including 56.4% of its outstanding voting share capital.

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

On March 28, 2011:

•	Bratel Brasil purchased an aggregate of 261,631,051 common shares of TmarPart, representing 9.6% of the outstanding common shares of TmarPart, from BNDESPar, PREVI, PETROS and FUNCEF; and

•

TmarPart conducted a capital increase in which it issued 186,664,449 common shares, in which (1) Bratel Brasil purchased an aggregate of 91,225,537 common shares of TmarPart, representing 3.1% of the outstanding common shares of TmarPart, (2) AG Telecom and its subsidiary Luxemburgo Participações S.A., or Luxemburgo, which merged into AG Telecom in December 2011, purchased an aggregate of 36,784,481 common shares of TmarPart, representing 1.3% of the outstanding common shares of TmarPart, (3) LF Tel purchased an aggregate of 36,784,491 common shares of TmarPart, representing 1.9% of the outstanding common shares of TmarPart, and (4) FATL purchased an aggregate of 21,869,930 common shares of TmarPart, representing 0.7% of the outstanding common shares of TmarPart.

The following table sets forth information concerning the ownership of the common shares and preferred shares of TmarPart following the completion of the sale of these shares.

	Common Shares		Preferred Shares		Total
Name	Number of Shares	%	Number of Shares	%	Number of Shares	%

L.F. Tel S.A.	565,880,376	19.4	—	—	565,880,376	19.3
AG Telecom Participações S.A	565,880,376	19.4	—	—	565,880,376	19.3
BNDES Participações S.A.	381,551,843	13.1	733,336	100.0	382,285,179	13.1
Bratel Brasil S.A.	352,856,590	12.1	—	—	352,856,590	12.1
Fundação Atlântico de Seguridade Social.	336,439,735	11.5	—	—	336,439,735	11.5
PREVI – Caixa de Previdência dos Funcionários do Banco do Brasil	283,380,453	9.7	—	—	283,380,453	9.7
FUNCEF – Fundação dos Economiários Federais.	218,777,747	7.5	—	—	218,777,747	7.5
PETROS – Fundação Petrobras de Seguridade Social	218,777,747	7.5	—	—	218,777,747	7.5

The following is a brief description of the principal shareholders of TmarPart:

L.F. Tel S.A. is a subsidiary of Jereissati Telecom, a holding company that is part of the Jereissati Group. The Jereissati Group partially owns and manages fourteen shopping malls in the Southern and Southeastern regions of Brazil. In 1997, the Jereissati Group made its first investment in the telecommunications sector by acquiring a small stake in the Band B telephone mobile operators Americel S.A. and Telet, which it sold in 2001. LF Tel has then been investing in telecommunications in Brazil through TNL and its subsidiaries.

AG Telecom Participações S.A. is a subsidiary of AGSA responsible for managing the telecommunications business of the Andrade Gutierrez Group. This Group is focused on three core businesses: (1) engineering and construction work in Brazil and abroad; (2) public concessions in Brazil; and (3) telecommunications in Brazil.

BNDES Participações S.A. is a subsidiary of BNDES that offers long-term financing to Brazilian companies to contribute to the country’s development. BNDESPar is dedicated to strengthening the capital structure of private companies in Brazil and developing the capital markets in Brazil in a manner that is consistent with the operational priorities and policies established by BNDES. See “—Related Party Transactions—BNDES Facilities.”

Bratel Brasil S.A. is an indirect wholly-owned subsidiary of Portugal Telecom. Portugal Telecom is a telecommunications services provider with operations mainly in Portugal, Brazil and other countries, primarily in sub-Saharan Africa, which offers (1) wireline services, which include IP TV, DTH satellite and fiber-to-the-home, or FTTH, pay television services, internet access (broadband ADSL and FTTH), fixed line telephone services for residential and nonresidential customers, leased lines, unbundled local loop access and wholesale line rental, interconnection, data and business solutions, portal and e-commerce services, (2) mobile telecommunications services, such as voice, data and internet-related services in primarily in Portugal, Brazil, Angola and Namibia, (3) fixed-mobile and IT-telecoms convergent service, and (4) sales of telecommunications equipment.

Fundação Atlântico de Seguridade Social is a private supplementary pension entity that TNL incorporated in August 2004, and which manages private pension plans for the benefit of the employees of TNL and its subsidiaries.

PREVI—Caixa de Previdência dos Funcionários do Banco do Brasil is a private pension entity that manages pension plans for the benefit of the employees of the Bank of Brazil and PREVI’s employees.

FUNCEF—Fundação dos Economiários Federais is a private pension entity that manages pension plans for the benefit of the employees of Caixa Econômica Federal, a Brazilian Federal Economic Bank.

PETROS—Fundação Petrobras de Seguridade Social is a private supplementary pension entity established by Petróleo Brasileiro S.A., whose objective is to establish, administer and manage the benefit plans of various entities with whom it has entered into advisory agreements.

TmarPart Shareholders’ Agreements

On April 25, 2008, TmarPart’s shareholders entered into two shareholders’ agreements. We refer to the shareholders’ agreement among AG Telecom, LF Tel, Asseca Participações S.A., or Asseca, BNDESPar, Fiago, and FATL as parties, with TmarPart, PREVI, PETROS, FUNCEF and Andrade Gutierrez Investimentos em Telecomunicações S.A., as intervening parties, as the Global Shareholders’ Agreement. We refer to the shareholders’ agreement among AG Telecom, LF Tel, Asseca and FATL as parties, with TmarPart and Andrade Gutierrez Investimentos em Telecomunicações S.A., as intervening parties, as the Control Group Shareholders’ Agreement.

On June 20, 2008, the 352,730,590 common shares of TmarPart owned by Asseca were distributed to LF Tel and Luxemburgo (which merged into AG Telecom in December 2011), with each receiving 176,365,295 common shares of TmarPart. As a result, Asseca is no longer a shareholder of TmarPart and has no rights under the Global Shareholders’ Agreement or the Control Group Shareholders’ Agreement.

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

On January 25, 2011, TmarPart’s shareholders amended the Global Shareholders’ Agreement and the Control Group Shareholders’ Agreement to reflect Bratel Brasil’s acquisition of voting shares of TmarPart and to increase the quorum requirements to hold pre-meetings and approve certain designated matters. The amendment to the Global Shareholders’ Agreement was entered into among AG Telecom, Luxemburgo (which merged into AG Telecom in December 2011), BNDESPar, PREVI, FATL, FUNCEF, PETROS, LF Tel and Bratel Brasil, as parties, with TmarPart and Portugal Telecom, as intervening parties. The amendment to the Control Group Shareholders’ Agreement was entered into among AG Telecom, Luxemburgo (which merged into AG Telecom in December 2011), LF Tel and FATL, as parties, with TmarPart, as intervening party.

On February 19, 2014, TmarPart’s shareholders amended the Global Shareholders’ Agreement and the Control Group Shareholders’ Agreement to facilitate the business combination and to provide for contingent remedies in the event that the business combination is not completed on or prior to December 31, 2014. In addition, TmarPart’s shareholders executed agreements to terminate the Global Shareholders’ Agreement and the Control Group Shareholders’ Agreement upon the completion of the merger of shares and the merger.

The amendment to the Global Shareholders’ Agreement and the agreement to terminate the Global Shareholders’ Agreement were entered into among AG Telecom, BNDESPar, PREVI, FATL, FUNCEF, PETROS, LF Tel and Bratel Brasil, as parties, with TmarPart and Portugal Telecom, as intervening parties. The amendment to the Control Group Shareholders’ Agreement and the agreement to terminate the Control Group Shareholders’ Agreement were entered into among AG Telecom, LF Tel and FATL, as parties, with TmarPart, as intervening party.

Global Shareholders’ Agreement

The initial term of the Global Shareholders’ Agreement expires on the later of April 25, 2048 and the expiration date of the last to expire of the concessions or authorizations held by TmarPart or its subsidiaries, subject to the agreement of the parties to the Global Shareholders’ Agreement to terminate this agreement upon the completion of the merger of shares and the merger. The term of the Global Shareholders’ Agreement may be extended for successive periods of 10 years with the consent of each of the parties thereto.

The parties to the Global Shareholders’ Agreement have agreed to the following provisions with respect to elections of members of the boards of directors and executive officers, and the voting of their shares, of Oi and each of Oi’s subsidiaries that have annual net operating revenue equal to or greater than R$100 million, which we refer to as the controlled subsidiaries:

•	AG Telecom, LF Tel, and FATL will together have the right to designate a majority of the members of the board of directors of each of the controlled subsidiaries;

•

each increment of 7% of the voting share capital of TmarPart held by each of AG Telecom, LF Tel and FATL will entitle that party to designate one member of the board of directors of each of the controlled subsidiaries and his or her alternate;

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

•

AG Telecom, LF Tel, BNDESPar, Bratel Brasil, FATL, PREVI, PETROS, and FUNCEF will together, through rules outlined in the Global Shareholders’ Agreement, select the chief executive officers of each of the controlled subsidiaries;

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

•

AG Telecom, LF Tel, BNDESPar, Bratel Brasil, FATL, PREVI, FUNCEF and PETROS will hold pre-meetings prior to meetings of shareholders and of the boards of directors of the controlled subsidiaries and will vote their TmarPart shares and instruct their representatives on the these boards of directors to vote in accordance with the decisions made at the pre-meetings.

Under the Global Shareholders’ Agreement, each of the parties has agreed:

•

not to enter into other shareholders’ agreements with respect to its TmarPart shares, other than (1) the Global Shareholders’ Agreement, (2) the Control Group Shareholders’ Agreement, (3) the EDSP Shareholders’ Agreement (defined below) and (4) the PASA Shareholders’ Agreement (defined below);

•

not to amend the Global Shareholders’ Agreement, the Control Group Shareholders’ Agreement, the EDSP Shareholders’ Agreement or the PASA Shareholders’ Agreement without the consent of all parties to the Global Shareholders’ Agreement;

•	not to grant any liens on any of its TmarPart shares;

•

to grant a right of first refusal and tag along rights to the other parties to the Global Shareholders’ Agreement with respect to any sale of its TmarPart shares, except that FATL must grant the right of first refusal for its TmarPart shares to AG Telecom and LF Tel;

•

that the other parties to the Global Shareholders’ Agreement have the right to sell, and Bratel Brasil has the obligation to buy, up to all of the other parties’ shares of TmarPart in the event that Bratel Brasil acquires control of TmarPart;

•	to offer its TmarPart shares to the other parties to the Global Shareholders’ Agreement in the event of a transfer of control of such shareholder;

•

that AG Telecom or LF Tel, as the case may be, must offer its TmarPart shares to the other parties to the Global Shareholders’ Agreement in the event that Bratel Brasil acquires control of AG Telecom or LF Tel; and

•	that the other shareholders have the right to purchase all of Bratel Brasil’s TmarPart shares in the event of a change of control of Portugal Telecom.

The Global Shareholders’ Agreement, as amended, provides that each of the shareholders of TmarPart will exercise their voting rights to approve each step of the business combination.

The Global Shareholders’ Agreement, as amended, provides that if the Oi capital increase occurs and any of the subsequent steps of the business combination, including the merger of shares, does not occur by December 31, 2014, the shareholders of TmarPart will use their best efforts to implement the TmarPart corporate reorganization and Oi to achieve the same goals intended with the business combination, although without the obligation to implement the TmarPart corporate reorganization, the merger of shares and the merger.

In case the business combination is not completed by December 31, 2014, the required quorums provided in the Global Shareholders’ Agreement will be adjusted considering the percentage interests held by BNDESPAR, PREVI, PETROS and FUNCEF on December 31, 2014, in order to ensure that the voting rights of such shareholders are equal to those on February 19, 2014, and provided they have not reduced their respective capital interests before December 31, 2014 through sale of shares to third parties that are not original signatories of the Global Shareholders’ Agreement or their related parties. An amendment to the Global Shareholders’ Agreement would be executed on December 31, 2014 in order to reflect such adjustments.

Control Group Shareholders’ Agreement

The initial term of the Control Group Shareholders’ Agreement expires on April 25, 2048 and may be extended for successive periods of 10 years with the consent of each of the parties thereto, subject to the agreement of the parties to the Control Group Shareholders’ Agreement to terminate this agreement upon the completion of the merger of shares and the merger.

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

The Control Group Shareholders’ Agreement, as amended, provides that each of the shareholders of TmarPart party to that agreement will exercise their voting rights to approve each step of the business combination.

The Control Group Shareholders’ Agreement, as amended, provides that if the Oi capital increase occurs and any of the subsequent steps of the business combination, including the merger of shares, does not occur by December 31, 2014, the shareholders of TmarPart party to that agreement will use their best efforts to implement the TmarPart corporate reorganization and Oi to achieve the same goals intended with the business combination, although without the obligation to implement the TmarPart corporate reorganization, the merger of shares and the merger.

PASA and EDSP Shareholders’ Agreements

On January 25, 2011, (1) Jereissati Telecom S.A. (formerly known as La Fonte Telecom S.A.), or Jereissati Telecom, entered into a shareholders’ agreement with Bratel Brasil, in relation to EDSP75 Participações S.A., or EDSP, with EDSP, LF Tel, Pasa Participações S.A., or PASA, Andrade Gutierrez Telecomunicações Ltda. (which subsequently merged with AGSA), AG Telecom, and Portugal Telecom as intervening parties, or the EDSP Shareholders’ Agreement, and (2) AGSA entered into a shareholders’ agreement with Bratel Brasil in relation to PASA, with PASA, AG Telecom and Portugal Telecom as intervening parties, or the PASA Shareholders’ Agreement.

On February 19, 2014, EDSP’s shareholders amended the EDSP Shareholders’ Agreement and PASA’s shareholders amended the PASA Shareholders’ Agreement to facilitate the business combination and to provide for contingent remedies in the event that the business combination is not completed on or prior to December 31, 2014. In addition, EDSP’s shareholders executed agreements to terminate the EDSP Shareholders’ Agreement upon the completion of the merger EDSP with and into Bratel Brasil, and PASA’s shareholders executed agreements to terminate the PASA Shareholders’ Agreement upon the completion of the merger of PASA with and into Bratel Brasil.

The initial terms of these shareholders’ agreements expire on April 25, 2048 but may be extended for successive periods of 10 years with the consent of each of the parties, subject to the agreement of the parties to the EDSP Shareholders’ Agreement and the PASA Shareholders’ Agreement to terminate these agreements upon the completion of the mergers of EDPS and PASA with and into Bratel Brasil.

These shareholders’ agreements are intended to coordinate the corporate governance of PASA and EDSP and streamline the decision-making process among Jereissati Telecom, AGSA and Portugal Telecom in connection with TmarPart. These shareholders’ agreements provide that, among other things:

•

pre-meetings are to be held between the shareholders to decide in advance the matters to be analyzed during pre-meetings to be held under the Global Shareholders’ Agreement and the Control Group Shareholders’ Agreement; and

•	approval of certain matters are subject to the supermajority vote of the shareholders, including:

•	approval of, and amendments to, the annual budget of PASA, EDSP, AG Telecom and LF Tel, which are subject to an 83% majority vote;

•

the entering by PASA, EDSP, AG Telecom or LF Tel into any loan agreements in excess of R$50 million, or the entering into any agreement imposing a pecuniary obligation on PASA, EDSP, AG Telecom or LF Tel in excess of R$50 million, or the granting of any guarantees by PASA, EDSP, AG Telecom or LF Tel in excess of R$50 million, which are subject to a 90% majority vote; and

•

any amendments to the Global Shareholders’ Agreement or the issuance of preferred shares by Pasa, EDSP, AG Telecom or LF Tel, the approval of any decision subject to supermajority vote under the Global Shareholders’ Agreement (defined as a “material decision” under the PASA Shareholders’ Agreement and the EDSP Shareholders’ Agreement), among other matters, which are subject to the unanimous vote of the shareholders.

These shareholders’ agreements also contemplate:

•	rights of first offer to the shareholders with respect to the transfer of the shares issued by PASA and EDSP;

•	tag-along rights for the benefit of Portugal Telecom in case of the sale of PASA and EDSP shares by AGSA or Jereissati Telecom, as the case may be;

•	a general restriction on the sale of the shares issued by PASA and EDSP by AGSA or Jereissati Telecom, as the case may be, to competitors of Portugal Telecom; and

•

a general right to PREVI, PETROS, FUNCEF and BNDESPar, while they remain shareholders of TmarPart, or to any third parties that may acquire the shares held by these companies in TmarPart, to substitute AGSA or Jereissati Telecom in the exercise of their preemptive rights under the PASA Shareholders’ Agreement and the EDSP Shareholders’ Agreement Portugal Telecom or one of its subsidiaries sells its shares in PASA and/or EDSP.

The EDSP Shareholders’ Agreement, as amended, provides that each of the shareholders of EDSP will exercise their voting rights to approve each step of the business combination. The PASA Shareholders’ Agreement, as amended, provides that each of the shareholders of PASA will exercise their voting rights to approve each step of the business combination.
The EDSP Shareholders’ Agreement, as amended, and PASA Shareholders’ Agreement, as amended, provide that if the Oi capital increase occurs and any of the subsequent steps of the business combination, including the mergers of EDSP and PASA with and into Bratel, do not occur by December 31, 2014, the shareholders of EDSP and PASA, respectively, will use their best efforts to implement the TmarPart corporate reorganization to achieve the same goals intended with the business combination, although without the obligation to implement the TmarPart corporate reorganization.

In case the business combination is not completed by December 31, 2014, any of the shareholders party to the PASA Shareholders’ Agreement and the EDSP75 Shareholders’ Agreement may send a notification of non-occurrence of the reorganization and require the adoption of the necessary measures in order to Bratel, PTB2 S.A., or PTB2, Andrade Gutierrez and Jereissati Telecom receive shares of capital stock of Oi held by AG Telecom and LF Tel, in proportion to their respective direct and indirect capital interest in those entities.

Temporary Voting Agreement of the Shareholders of Oi and TmarPart

On February 19, 2014, Portugal Telecom executed a temporary voting agreement with Caravelas, Bratel Brasil, TmarPart, AGSA and Jereissati Telecom, with Oi as intervening party, for the purpose of approving steps of the TmarPart corporate reorganization, including the merger of shares and the merger.

The parties thereto agreed to (1) call a meeting of Oi shareholders to engage the valuation bank and to approve the correspondent valuations as part of the steps of the TmarPart Reorganization, (2) vote in favor of the merger of shares and (3) vote in favor of the merger.

The temporary voting agreement will remain in effect until the earlier of the merger and December 31, 2014.

Related Party Transactions

The following summarizes the material transactions that we and TNL have engaged in with our principal shareholders and their affiliates since January 1, 2013.

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

Proposed Business Combination

On October 1, 2013, we entered into a memorandum of understanding, or the MOU, with Portugal Telecom, AG Telecom, LF Tel, PASA, EDSP, Bratel Brasil, BES and Ongoing, in which we and they agreed to the principles governing a series of transactions. Each of AG Telecom, LF Tel and Bratel Brasil is a member of a group of shareholders that controls TmarPart, and consequently, our company. PASA is the sole shareholder of AG Telecom, EDSP is the sole shareholder of LF Tel, and Portugal Telecom is the indirect sole shareholder of Bratel Brasil. For more information on the proposed business combination and related transactions, see “Item 4. Information on the Company—Our History and Development—Proposed Business Combination.”

In connection with the business combination, on February 19, 2014, we entered into the PT Portugal subscription agreement, under which Portugal Telecom agreed to subscribe for our common and preferred shares as part of the Oi capital increase by contributing all of the share capital of PT Portgual to our company. The obligations of the parties to the PT Portugal subscription agreement are subject to the satisfaction of a variety of conditions. For more information regarding the PT Portugal subscription agreement, see “Item 4. Information on the Company—Our History and Development—Proposed Business Combination.”

In connection with the business combination, on February 19, 2014, we, as an intervening party, entered into a temporary voting agreement among Portugal Telecom, Caravelas, Bratel, TmarPart, AGSA and Jereissati Telecom, for the purpose of approving steps of the TmarPart corporate reorganization, including the merger of shares and the merger. For more information regarding this temporary voting agreement, see “—Major Shareholders—TmarPart Shareholders Agreements.”

As part of the business combination, we expect to enter into the merger of shares, subject to the approvals of the holders of voting shares of our company and TmarPart, in which all of the shares of our company not owned by TmarPart will be exchanged for TmarPart common shares and we will become a wholly-owned subsidiary of TmarPart. For more information regarding the merger of shares, see “Item 4. Information on the Company—Our History and Development—Proposed Business Combination.”

BNDES Facilities

For a description of our credit facilities with BNDES, see “Item 5. Operating and Financial Review and Prospects—Indebtedness and Financing Strategy—Long-Term Indebtedness.” For other information about these agreements, see note 18 to our consolidated financial statements.

Transactions with AIX

Companhia AIX de Participações S.A., in which we own 50% of the outstanding share capital, renders services to us relating to the rental of ducts for transmission of traffic originated outside our local network in Region I. In 2013, our total consolidated expenses for services rendered by AIX amounted to R$19.8 million.

Transactions with Contax

On November 30, 2004, Telemar and TNL PCS entered into a call center services agreement with Contax S.A., or Contax, a call center business owned principally by the controlling shareholders of TmarPart, according to which Contax renders call center services to TNL PCS on a fully outsourced basis. Telemar and TNL PCS agreed to pay an estimated amount of R$550 million per year, subject to adjustment based on services actually rendered at the request of Telemar and TNL PCS. As a result of the merger of TNL PCS with and into Oi Mobile in February 2014, Oi Mobile assumed all of TNL PCS’s rights and obligations under this agreement. Contax currently provides a variety of services to Telemar and Oi Mobile, including customer services for our fixed-line business in Regions I and III, outbound telemarketing to attract additional mobile customers, customer support for pre-paid and post-paid mobile telephone users, technical support for ADSL subscribers and debt collection services. In 2013, our total consolidated expenses for services rendered by Contax amounted to R$1,602 million.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

Legal Proceedings

General

We are a party to certain legal proceedings arising in the normal course of business, including civil, administrative, tax, social security, labor, government and arbitration proceedings. We classify our risk of loss in legal proceedings as “remote,” “possible” or “probable,” and we only record provisions for reasonably estimable probable losses, as determined by our management. As of December 31, 2013, the total estimated amount in controversy for those proceedings in respect of which the risk of loss was deemed probable or possible totaled approximately R$25,527.4 million, and we had established provisions of R$5,616.3 million relating to these proceedings. Our provisions for legal contingencies are subject to monthly monetary adjustments. For a detailed description of our provisions for contingencies, see note 22 to our consolidated financial statements.

In certain instances, we are required to make judicial deposits or post financial guarantees with the applicable judicial bodies. As of December 31, 2013, we had made judicial deposits in the aggregate amount of R$12,367 million and obtained financial guarantees from third parties in the aggregate amount of R$13,193.8 million. During 2013, we paid fees in the aggregate amount of R$145.9 million to the financial institutions from which we had obtained these guarantees, and as of December 31, 2013, we had pledged 18,117,553 common shares of Telemar, representing 5.27% of its outstanding share capital, as security for one of these financial guarantees.

Tax Proceedings

As of December 31, 2013, the total estimated contingency in connection with tax proceedings against us in respect of which the risk of loss was deemed probable or possible totaled R$18,636.3 million and we had recorded provisions of R$640.4 million relating to these proceedings.

The Brazilian corporate tax system is complex, and we are currently involved in tax proceedings regarding, and have filed claims to avoid payment of, certain taxes that we believe are unconstitutional. These tax contingencies, which relate primarily to value-added tax, service tax and taxes on revenue, are described in detail in note 22 to our consolidated financial statements. We record provisions for probable losses in connection with these claims based on an analysis of potential results, assuming a combination of litigation and settlement strategies. We currently do not believe that the proceedings that we consider as probable losses, if decided against us, will have a material adverse effect on our financial position. It is possible, however, that our future results of operations could be materially affected by changes in our assumptions and the effectiveness of our strategies with respect to these proceedings.

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

As of December 31, 2013, we deemed the risk of loss as possible with respect to approximately R$5,865.6 million of these assessments and had not recorded any provisions in respect of these assessments. As of that date, we had recorded provisions in the amount of R$361.5 million for those assessments in respect of which we deemed the risk of loss as probable.

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

As of December 31, 2013, we deemed the risk of loss as possible with respect to approximately R$2,078.2 million of these assessments and had not recorded any provisions in respect of these assessments. As of that date, we had recorded provisions in the amount of R$67.4 million for those assessments in respect of which we deemed the risk of loss as probable.

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

As of December 31, 2013, we deemed the risk of loss as possible with respect to approximately R$2,284.1 million of these assessments and had not recorded any provisions in respect of these assessments. As of that date, we had recorded provisions in the amount of R$147.4 million for assessments of the FUST in respect of which we deemed the risk of loss as probable.

Contributions to the INSS

Pursuant to Brazilian social security legislation, companies must pay contributions to the National Social Security Institute (Instituto Nacional do Seguro Social), or INSS, based on their payroll. In the case of outsourced services, the contracting parties must, in certain circumstances, withhold the social contribution due from the third-

party service providers and pay the retained amounts to the INSS. In other cases, the parties are jointly and severally liable for contributions to the INSS. Assessments have been filed against us primarily relating to claims regarding joint and several liability and claims regarding the percentage to be used to calculate workers’ compensation benefits and other amounts subject to social security tax.

As of December 31, 2013, we deemed the risk of loss as possible with respect to approximately R$1,002.1 million of these assessments and had not recorded any provisions in respect of these assessments. As of that date, we had recorded provisions of R$12.5 million for those assessments in respect of which we deemed the risk of loss as probable.

PIS and COFINS

In 2006, the Brazilian federal tax authorities filed a claim in the amount of R$1,026.4 million related to the basis for the calculation of PIS/COFINS. In 2007, TNL obtained a partially favorable decision in a lower court that reduced the amount of this claim to R$584.5 million. Both TNL and the Brazilian federal tax authorities filed appeals, with respect to which decisions are pending. As of December 31, 2013, we deemed the risk of loss as possible with respect to approximately R$150.8 million of these assessments and had not recorded any provisions in respect of this claim.

ILL

TNL used credits from the Tax on Net Profit (Imposto sobre Lucro Líquido), or ILL, to offset certain other taxes based on decisions rendered by the Brazilian Federal Supreme Court in cases brought by other taxpayers that have held this tax unconstitutional. No final administrative or judicial ruling has been rendered setting forth the criteria by which to calculate the amounts permitted to be offset. As of December 31, 2013, we had recorded provisions in the amount of R$20.0 million for those assessments in respect of which we deem the risk of loss as probable.

Other Tax Claims

There are various federal taxes that have been assessed against us, largely relating to (1) assessments of taxes against our company that we do not believe are due and which we are contesting, and (2) our use of tax credits to offset certain federal taxes, which the federal tax authorities are contesting.

As of December 31, 2013, we deemed the risk of loss as possible with respect to approximately R$6,315.4 million of these assessments and had not recorded any provisions in respect of these assessments. As of that date, we had recorded provisions in the amount of R$31.7 million for those assessments in respect of which we deemed the risk of loss as probable.

Civil Claims

As of December 31, 2013, the total estimated contingency in connection with civil claims against us, including ANATEL proceedings, in respect of which the risk of loss was deemed probable or possible, totaled R$4,871.6 million and we had recorded provisions of R$3,833.7 million relating to these proceedings.

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

As of December 31, 2013, we deemed the risk of loss as possible with respect to approximately R$143.8 million of these claims and had not recorded any provisions in respect of these claims. As of that date, we had recorded provisions in the amount of R$1,045.5 million for those claims in respect of which we deemed the risk of loss as probable.

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

As of December 31, 2013, we had recorded provisions in the amount of R$2,062.7 million for those claims in respect of which we deemed the risk of loss as probable.

Customer Service Centers

We are a defendant in 65 civil class actions filed by the Attorney General of the National Treasury jointly with certain consumer agencies demanding the re-opening of customer service centers. The lower courts have rendered decisions in all of these proceedings, some of which have been unfavorable to us. All of these proceedings are currently under appeal. As of December 31, 2013, we had recorded provisions in the amount of R$11.2 million for those claims in respect of which we deemed the risk of loss as probable.

Customer Service

We are a defendant in a civil class action lawsuit filed by the Federal Prosecutor’s Office (Ministério Público Federal) seeking recovery for alleged collective moral damages caused by TNL’s alleged non-compliance with the Customer Service (Serviço de Atendimento ao Consumidor – SAC) regulations established by the Ministry of Justice (Ministério da Justiça). TNL presented its defense and asked for a change of venue to federal court in Rio de Janeiro, where we are headquartered. Other defendants have been named and await service of process. The amount involved in this action is R$300 million. As a result of the corporate reorganization, we have succeeded to TNL’s position as a defendant in this action. As of December 31, 2013, we deemed the risk of loss as possible with respect to these lawsuits and had not made any provisions with respect to this action since it was awaiting the court’s initial decision.

Special Civil Court Proceedings

We are party to proceedings in special civil courts relating to customer claims in connection with our basic subscription services. The value of any individual claim does not exceed 40 minimum wages. As of December 31, 2013, we had recorded provisions in the amount of R$137.9 million for these claims in respect of which we deemed the risk of loss as probable.

Other Claims

We are defendants in various claims involving contract termination, indemnification of former suppliers and contractors, review of contractual conditions due to economic stabilization plans and breach of contract. As of December 31, 2013, we had recorded provisions in the amount of R$587.6 million in respect of these claims.

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

As of December 31, 2013, the total estimated contingency in connection with labor claims against us in respect of which the risk of loss was deemed probable or possible totaled R$2,019.6 million and we had recorded provisions of R$1,142.3 million relating to these proceedings.

Non-Provisioned Contingencies

We are defendants in various proceedings with no legal precedent involving network expansion plans, compensation for moral and material damages, collections and bidding proceedings, among others, for which we deem the risk of loss as possible and have not recorded any provisions. As of December 31, 2013, we deemed the risk of loss as possible with respect to R$19.9 billion of these proceedings. This amount is based on total value of the damages being sought by the plaintiffs. Typically, we believe the value of individual claims to be beyond the merits of the case in question.

Dividends and Dividend Policy

Payment of Dividends

Our dividend distribution policy has historically included the distribution of periodic dividends, based on annual balance sheets approved by our board of directors. On August 13, 2013, our board of directors approved an amendment to our shareholder compensation policy for the 2013 to 2016 fiscal years, which provides for dividends to be paid in the estimated amount of R$500.0 million, representing approximately the minimum amount necessary to meet the following objectives: (1) pay dividends in the amount equivalent to the greatest of (i) 25% of adjusted net income for the year, (ii) 3% of shareholders’ equity or (iii) 6% of the capital stock; and (2) ensure equitable compensation between classes of preferred and common shares. Our distribution policy may be implemented through the distribution of dividends, payment of interest on capital, share grants or redemption, capital reduction or other forms that enable the distribution of funds to shareholders. Payment of intermediate or interim dividends will also be permitted, subject to market conditions, our then-prevailing financial condition and other factors deemed relevant by our board of directors.

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

The following table sets forth the dividends and/or interest attributable to shareholders’ equity paid to holders of our common shares and preferred shares since January 1, 2009 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date.

		Nominal Reais per		US$ equivalent per
Year	Payment Date	Common Shares	Preferred Shares	Common Shares	Preferred Shares
2009	August 10, 2009(1)	0.5924	0.5924	0.3220	0.3220
2010	January 21, 2010(1)	0.1528	0.1528	0.7605	0.7605
2011	May 9, 2011(2)	0.7352	0.7352	0.4539	0.4539
2012	August 27, 2012(3)	0.6097	0.6097	0.3004	0.3004
2013	March 28, 2013(4)	0.5107	0.5107	0.2536	0.2536
	April 1, 2013 (5)	0.0991	0.0991	0.0491	0.0491
	October 11, 2013 (6)	0.3049	0.3049	0.1397	0.1397

(1)	Represents interest attributable to shareholders’ equity.
(2)	Represents interest attributable to shareholders’ equity of R$0.4360 (US$0.2692) per common and preferred share, plus dividends of R$0.2992 (US$0.1847) per common and preferred share.
(3)	Represents dividends of R$0.3095 (US$0.1525) per common and preferred share, plus payment for the redemption of class B and class C preferred shares issued as a bonus and distributed to shareholders of common and preferred shares of the Company in the total amount of R$0.3002 (US$0.1479) per common and preferred share.
(4)	Represents dividends of R$0.5107(US$0.2536) per common and preferred share.
(5)	Represents payment for the redemption of class B and class C preferred shares issued as a bonus and distributed to shareholders of common and preferred shares of the Company in the total amount of R$0.0991(US$0.0491) per common and preferred share.
(6)	Represents dividends of R$0.3049 (US$0.1397) per common and preferred share.

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

Legal Reserve Account

Under the Brazilian Corporation Law and our by-laws, we must allocate 5% of our net profit for each fiscal year to our legal reserve until the aggregate amount of our legal reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which our legal reserve, when added to our other reserves, exceeds 30% of our shareholders’ equity. At December 31, 2013, we had a balance of R$383 million in our legal reserve account.

Capital Reserve Accounts

Under the Brazilian Corporation Law, we are also permitted to record a capital reserve that may be used only (1) to absorb losses which exceed retained earnings and income reserves as defined in the Brazilian Corporation Law, (2) to redeem or repurchase share capital and/or participation certificates, (3) to increase our capital, or (4) if specified in our by-laws (which currently do not so specify), to pay preferred share dividends. Amounts allocated to our capital reserves are unavailable for the payment of distributions and are not taken into consideration for purposes of determining the mandatory distributable amount. At December 31, 2013, we had a balance of R$3,978 million in our capital reserve accounts.

Dividend Preference of Preferred Shares

As permitted by the Brazilian Corporation Law, our by-laws specify that 25% of our adjusted net income for each fiscal year must be distributed to shareholders as dividends or interest attributable to shareholders’ equity. We refer to this amount as the mandatory distributable amount. Distributions of dividends in any year are made:

•

first, to the holders of preferred shares, up to the greater non-cumulative amount of: (1) 6.0% per year of the amount resulting from our share capital divided by the number of our total issued shares, or (2) 3.0% per year of the book value of our shareholders’ equity divided by the number of our total issued shares, or the Minimum Preferred Dividend;

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

In addition, remittances are subject to a Brazilian financial transactions tax, which as of the date of this annual report is 0%, but may be subject to change.

Normative Instruction 1,397/2013, or NI 1,397/2013, published in the Official Gazette on September 17, 2013, was enacted to regulate the transitional tax regime, or RTT, in force as of January 1, 2008 to adjust, for tax purposes, the net profit calculated under the IFRS rules in accordance with Law 11,638/2007. According to NI 1,397/2013, for purposes of calculating dividends and interest on net equity, taxpayers must use the accounting books prepared according to the criteria in force on December 31, 2007, and not IFRS. According to such provisions, depending on the tax basis used by the taxpayer, certain dividend distributions may be subject to a 15% withholding tax (or 25% if the taxpayer resides in a “tax haven” jurisdiction. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations.”

Provisional Measure 627/2013, or PM 627/2013, published in the Official Gazette on November 12, 2013, introduced changes to different tax provisions including, but not limited to payments of dividends and interest on net equity. According to PM 627/2013, companies electing to be taxed under the new regime on January 1, 2014 as opposed to January 1, 2015 will not be subject to retroactive taxation on dividends distributions effectively made before November 12, 2013, as established by NI 1,397/2013. As of the date of this annual report, we have not decided whether we will elect to be taxed under the new tax regime as of January 1, 2014, which is pending regulation by the Brazilian tax authorities. PM 627/2013 is an act of the executive government, and will only become ordinary legislation after it is reviewed by Brazil’s National Congress, which may make significant changes to the new tax rules set out in PM 627/2013. Moreover, if PM 627/2013 does not become ordinary legislation within 120 days from publication, plus the time period established for presidential sanction, it will cease to have effect.

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

Our board of directors may declare interim dividends based on the accrued profits recorded or the realized profits in our annual or semi-annual financial statements. In addition, we may pay dividends from net income based on our unaudited quarterly financial statements. We may set off any payment of interim dividends against the amount of the mandatory distributable amount for the year in which the interim dividends were paid.

Interest Attributable to Shareholders’ Equity

Brazilian companies, including our company, are permitted to pay interest attributable to shareholders’ equity as an alternative form of payment of dividends to our shareholders. These payments may be deducted when calculating Brazilian income tax and social contribution tax. The interest rate applied to these distributions generally cannot exceed the TJLP for the applicable period. The amount of interest paid that we can deduct for tax purposes cannot exceed the greater of:

•

50% of our net income (after the deduction of the provision for social contribution tax and before the deduction of the provision for corporate income tax) before taking into account any such distribution for the period for which the payment is made; and

•	50% of the sum of our retained earnings and income reserves.

Any payment of interest attributable to shareholders’ equity to holders of our common shares or preferred shares or our ADSs, whether or not they are Brazilian residents, is subject to Brazilian withholding tax at the rate of 15%, except that a 25% withholding tax rate applies if the recipient is a resident of a “tax haven” jurisdiction. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations.” Under our by-laws, we may include the amount distributed as interest attributable to shareholders’ equity, net of any withholding tax, as part of the mandatory distributable amount.

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

We have registered our Common ADSs and Preferred ADSs with the SEC pursuant to the Exchange Act. On December 31, 2013, there were 8,250,091 Common ADSs outstanding, representing 8,250,091 common shares, or 1.6% of our outstanding common shares and 151,482,461 Preferred ADSs outstanding, representing 151,482,461 preferred shares, or 13.5% of our outstanding preferred shares.

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

	BM&FBOVESPA			NYSE
	Reais per Preferred Share			U.S. dollars per Preferred ADS(1)
	Closing Price per Preferred Share		Average Daily Trading Volume (thousands of shares)	Closing Price per Preferred ADS		Average Daily Trading Volume (thousands of Preferred ADSs)
	High	Low		High	Low
	(in reais)			(in U.S. dollars)
2009	18.29	11.06	600.6	10.80	4.53	294.3
2010	17.43	10.45	899.6	10.30	5.69	822.0
2011	16.77	10.15	819.3	10.41	5.44	722.7
2012	12.73	7.52	4,370.5	7.00	3.67	2,343.0
2013	9.17	3.34	10,090.3	4.42	1.46	3,896.9

2012
First Quarter	12.73	9.77	1,333.9	7.00	5.30	704.1
Second Quarter	11.49	7.52	6,226.1	6.10	3.70	4,343.6
Third Quarter	10.27	7.58	6,205.7	4.64	3.71	2,532.4
Fourth Quarter	8.58	7.83	3,652.1	4.20	3.67	1,791.9
2013
First Quarter	9.17	5.86	7,291.2	4.42	2.90	3,110.9
Second Quarter	6.19	3.57	9,833.8	3.07	1.62	3,506.1
Third Quarter	5.15	3.34	10,558.8	2.29	1.46	4,431.7
Fourth Quarter	4.44	3.37	12,563.2	2.07	1.51	4,489.7

Most Recent Six Months
September 2013	5.15	3.74	10,209.3	2.29	1.54	3,795.7

	BM&FBOVESPA			NYSE
	Reais per Preferred Share			U.S. dollars per Preferred ADS(1)
	Closing Price per Preferred Share		Average Daily Trading Volume (thousands of shares)	Closing Price per Preferred ADS		Average Daily Trading Volume (thousands of Preferred ADSs)
	High	Low		High	Low
	(in reais)			(in U.S. dollars)
October 2013	4.44	3.56	17,230.1	2.07	1.64	4,291.7
November 2013	3.81	3.43	9,363.0	1.73	1.52	4,005.1
December 2013	3.94	3.37	10,114.1	1.73	1.51	5,168.2
January 2014	4.42	3.50	13,005.9	1.88	1.50	5,103.7
February 2014	4.35	3.59	7,268.2	1.82	1.52	6,897.6
March 2014(2)	3.54	3.54	6,698.8	1.56	1.51	9,888.0

(1)	Adjusted to reflect change of ratio from three preferred shares per Preferred ADS to one preferred share per Preferred ADS effective as of August 15, 2012.
(2)	Through March 6, 2014.

Source: Economática Ltda./ Bloomberg

	BM&FBOVESPA			NYSE
	Reais per Common Share			U.S. dollars per Common ADS
	Closing Price per Common Share		Average Daily Trading Volume (thousands of shares)	Closing Price per Common ADS		Average Daily Trading Volume (thousands of Common ADSs)
	High	Low		High	Low
	(in reais)			(in U.S. dollars)
2009	61.00	25.70	36.9	16.66	15.27	33.1
2010	28.55	13.75	111.1	16.60	7.26	70.5
2011	18.45	11.25	69.9	11.65	5.85	13.3
2012	14.20	8.71	582.2	7.84	4.03	102.4
2013	10.17	3.54	1,697.3	5.03	1.50	93.77

2012
First Quarter	14.20	9.37	80.3	7.84	6.33	10.2
Second Quarter	12.89	8.71	1,153.3	6.90	4.42	216.8
Third Quarter	11.95	8.91	556.5	5.86	4.33	110.1
Fourth Quarter	10.54	8.83	556.1	5.17	4.03	70.8
2013
First Quarter	10.17	6.72	1,047.3	5.03	3.36	91.1
Second Quarter	7.11	3.88	2,357.5	3.51	1.69	163.1
Third Quarter	5.40	3.64	513.7	2.35	1.56	67.6
Fourth Quarter	4.66	3.54	1,839.8	2.15	1.50	53.0

Most Recent Six Months
September 2013	5.40	4.14	1,302.3	2.35	1.66	23.7
October 2013	4.66	3.73	2,261.5	2.15	1.72	84.9
November 2013	4.03	3.67	1,412.6	1.75	1.53	48.8.
December 2013	4.01	3.54	1,756.3	1.74	1.50	22.2
January 2014	4.88	3.51	2,064.1	2.03	1.54	105.6
February 2014	4.70	3.97	558.9	1.90	1.63	24.5
March 2014(1)	3.88	3.78	395.6	1.63	1.59	51.8

(1)	Through March 6, 2014.

Source: Economática Ltda./ Bloomberg

On March 6, 2014, the closing sales price of:

•	our common shares on the BM&FBOVESPA was R$3.78 per common share;

•	our Common ADSs on the NYSE was US$1.63 per Common ADS;

•	our preferred shares on the BM&FBOVESPA was R$3.54 per preferred share; and

•	our Preferred ADSs on the NYSE was US$1.56 per Preferred ADS.

Regulation of Brazilian Securities Markets

The Brazilian securities markets are regulated by the CVM, which has regulatory authority over the stock exchanges and the securities markets generally, the National Monetary Council and the Brazilian Central Bank, which has, among other powers, licensing authority over brokerage firms and which regulates foreign investment and foreign exchange transactions. The Brazilian securities markets are governed by (1) Law No. 6,385, as amended and supplemented, which is the principal law governing the Brazilian securities markets, (2) the Brazilian Corporation Law, and (3) the regulations issued by the CVM, the National Monetary Council and the Brazilian Central Bank.

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

Integrated Disclosure

CVM Instruction No. 480, which the CVM issued in December 2009:

•

created two different categories of securities issuers in accordance with the securities that those issuers are authorized to issue in the Brazilian regulated markets and established different disclosure requirements for each category. A category A issuer is authorized to issue any and all securities and is subject to more stringent disclosure requirements. A category B issuer is authorized to issue any and all securities, other than shares, share certificates and other securities issued by the issuer of such shares or shares certificates or by a company of its group that grants to its holders the right to acquire such shares or shares certificates.

•

created the current CVM form for annual reports (Formulário de Referência). The Formulário de Referência requires extensive disclosures in several areas, including, among others, management’s discussion and analysis of the financial statements, management compensation and risk controls and derivative policies.

•

introduced a requirement that an issuer publish an offering note with respect to a public securities offering with information on the public securities offering to supplement the Formulário de Referência.

•

classified as Well-Known Seasoned Issuers (Emissor de Grande Exposição ao Mercado) companies (1) that have had securities traded in the BM&FBOVESPA for at least three years, (2) that are in compliance with the CVM rules on current and periodic reporting obligations in the previous 12 months, and (3) which have shares traded in the market with a market value equal or greater than R$5 billion. The CVM is expected to issue regulations regarding which public securities offerings by Well-Known Seasoned Issuers that will permit these issuers to register public securities offerings through an expedited procedure.

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

Proxy Solicitation Rules

CVM Instruction No. 481, which the CVM issued in December 2009, sets forth (1) the procedures relating to the public solicitation of proxies for the exercise of voting rights at shareholders’ meetings of publicly held companies, and (2) disclosure requirements to be followed by publicly held companies before such shareholders meetings.

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

In August 2007, the BOVESPA underwent a corporate restructuring that resulted in the creation of BOVESPA Holding S.A., a public corporation, whose wholly-owned subsidiaries were (1) the BOVESPA, which is responsible for the operations of the stock exchange and the organized over-the-counter markets, and (2) the Brazilian Settlement and Custodial Company (Companhia Brasileira de Liquidação e Custódia), or CBLC, which is responsible for settlement, clearing and depositary services. In the corporate restructuring, all holders of membership certificates of the BOVESPA and of shares of CBLC became shareholders of BOVESPA Holding S.A. As a result of the corporate restructuring, access to the trading and other services rendered by the BOVESPA is not conditioned on stock ownership in BOVESPA Holding S.A.

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

As of December 31, 2013, the aggregate market capitalization of all companies listed on the BM&FBOVESPA was equivalent to approximately R$2,414 billion (US$1,031 billion) and the 10 largest companies listed on the BM&FBOVESPA represented approximately 51% of the total market capitalization of all listed companies. By comparison, as of December 31, 2013, the aggregate market capitalization of the companies (including U.S. and non-U.S. companies) listed on the NYSE was approximately US$20.0 trillion. The average daily trading volume of the BM&FBOVESPA and the NYSE for 2013 was approximately R$7.4 billion (US$3.5 billion) and US$54.7 billion, respectively.

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

Regulation of Foreign Investments

Trading on the BM&FBOVESPA by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a non-Brazilian holder, is subject to certain limitations under Brazilian foreign investment regulations. With limited exceptions, non-Brazilian holders may trade on the BM&FBOVESPA only in accordance with the requirements of Resolution No. 2,689 of the National Monetary Council. Resolution No. 2,689 requires that securities held by non-Brazilian holders be maintained in the custody of, or in deposit accounts with, financial institutions that are authorized by the Brazilian Central Bank and the CVM. In addition, Resolution No. 2,689 requires non-Brazilian holders to restrict their securities trading to transactions on the BM&FBOVESPA or qualified over-the-counter markets. With limited exceptions, non-Brazilian holders may not transfer the ownership of investments made under Resolution No. 2,689 to other non-Brazilian holders through private transactions. See “Item 10. Additional Information—Exchange Controls—Resolution 2,689” for further information about Resolution 2,689, and “Item 10. Additional Information—Taxation—Brazilian Tax Considerations—Taxation of Gains” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 2,689.

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

General

Our registered name is Oi S.A., and our registered office is located in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil. Our registration number with the Board of Trade of the State of Rio de Janeiro is No. 33.3.0029520-8. We have been duly registered with the CVM under No. 11312 since March 27, 1980. Our headquarters are located in City of Rio de Janeiro, State of Rio de Janeiro, Brazil. Our company has a perpetual existence.

As of March 6, 2014, we had outstanding share capital of R$7,471,208,836.63, comprised of 1,797,086,404 total shares, consisting of 599,008,629 issued common shares and 1,198,077,775 issued preferred shares, including 84,250,695 common shares and 72,808,066 preferred shares held in treasury. All of our outstanding share capital is fully paid. All of our shares are without par value. Under the Brazilian Corporation Law, the aggregate number of our non-voting and limited voting preferred shares may not exceed two-thirds of our total outstanding share capital. In addition, our board of directors may increase our share capital up to 2,500,000 common or preferred shares without amendment to our by-laws. However, we have proposed an amendment to our bylaws to change the amount by which our board of directors may increase our share capital to a number of common and preferred shares equivalent to R$34,038,701,741.49, subject to the legal limit for non-voting and limited voting preferred shares described below. This amendment will be voted on at an extraordinary general shareholders’ meeting called for March 27, 2014.

Corporate Purposes

Under Article 2 of our by-laws, our corporate purposes are:

•	to offer telecommunications services and all activities required or useful for the operation of these services, in conformity with our concessions, authorizations and permits;

•	to participate in the capital of other companies;

•	to organize wholly-owned subsidiaries for the performance of activities that are consistent with our corporate purposes and recommended to be decentralized;

•	to import, or promote the importation of, goods and services that are necessary to the performance of activities consistent with our corporate purposes;

•	to provide technical assistance services to other telecommunications companies engaged in activities of common interest;

•	to perform study and research activities aimed at the development of the telecommunications sector;

•

to enter into contracts and agreements with other telecommunications companies or other persons or entities to assure the operations of our services, with no loss of its attributions and responsibilities; and

•	to perform other activities related to the above corporate purposes.

Board of Directors

Under our by-laws, any matters subject to the approval of our board of directors can be approved only by an absolute majority of votes of the members of our board of directors. Under our by-laws, our board of directors may only deliberate if a majority of its members are present at a duly convened meeting.

Election of Directors

The shareholders of TmarPart, our controlling shareholder, have entered into shareholders agreements that determine the representation of these shareholders on our board of directors. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders— TmarPart Shareholders’ Agreements.” The members of our board of directors are elected at general meetings of shareholders for concurrent two-year terms. The tenure of the members of the board of directors and board of executive officers will be conditioned on such members signing a Term of Consent (Termo de Anuência dos Administradores) in accordance with the Level 1 Corporate Governance Listing Segment of the BM&FBOVESPA and complying with applicable legal requirements.

Qualification of Directors

There is no minimum share ownership or residency requirement to qualify for membership on our board of directors. Our by-laws do not require the members of our board of directors to be residents of Brazil. The Brazilian Corporation Law requires each of our executive officers to be residents of Brazil. The tenure of the members of the board of directors will be conditioned to the appointment of a representative who resides in Brazil, with powers to receive service of process in proceedings initiated against such member based on the corporate legislation, by means of a power-of-attorney with a validity term of at least three years.

Fiduciary Duties and Conflicts of Interest

All members of our board of directors and their alternates owe fiduciary duties to us and all of our shareholders.

Under the Brazilian Corporation Law, if one of our directors or his or her respective alternate or one of our executive officers has a conflict of interest with our company in connection with any proposed transaction, such director, alternate director or executive officer may not vote in any decision of our board of directors or of our board of executive officers, as the case may be, regarding such transaction and must disclose the nature and extent of his conflicting interest for inclusion in the minutes of the applicable meeting. However, if one of our directors is absent from a meeting of our board of directors, that director’s alternate may vote even if that director has a conflict of interest, unless the alternate director shares that conflict of interest or has another conflict of interest.

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

Shareholders’ Meetings

Under the Brazilian Corporation Law, we must hold an annual shareholders’ meeting by April 30 of each year in order to:

•

approve or reject the financial statements approved by our board of directors and board of executive officers, including any recommendation by our board of directors for the allocation of net profit and distribution of dividends; and

•

elect members of our board of directors (upon expiration of their two-year terms) and members of our fiscal council, subject to the right of preferred shareholders and minority common shareholders to elect members of our board of directors and our fiscal council.

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

Our board of directors may convene a shareholders’ meeting. Under the Brazilian Corporation Law, shareholders’ meetings also may be convened by our shareholders as follows:

•	by any of our shareholders if, under certain circumstances set forth in the Brazilian Corporation Law, our directors do not convene a shareholders’ meeting required by law within 60 days;

•	by shareholders holding at least 5% of our total share capital if, after a period of eight days, our directors fail to call a shareholders’ meeting that has been requested by such shareholders; and

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

In order for a valid action to be taken at a shareholders’ meeting, shareholders representing at least 25% of our issued and outstanding voting share capital must be present on first call. However, shareholders representing at least two-thirds of our issued and outstanding voting share capital must be present at a shareholders’ meeting called to amend our by-laws. If a quorum is not present, our board of directors may issue a second call by publishing a notice as described above at least eight calendar days prior to the scheduled meeting. Except as otherwise provided by law, the quorum requirements do not apply to a meeting held on the second call, and the shareholders’ meetings may be convened with the presence of shareholders representing any number of shares (subject to the voting requirements for certain matters described below). A shareholder without a right to vote may attend a shareholders’ meeting and take part in the discussion of matters submitted for consideration.

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

Voting Rights of Minority Shareholders

Shareholders holding shares representing not less than 5% of our voting shares have the right to request that we adopt a cumulative voting procedure for the election of the members of our board of directors. This procedure must be requested by the required number of shareholders at least 48 hours prior to a shareholders’ meeting.

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

•

with respect to decisions relating to the employment of foreign entities linked to the controlling shareholders of our company to provide management services, including technical assistance, if the remuneration for such services will exceed 0.2% of our consolidated annual sales for fixed switched telephone service, network service transport telecommunications and the mobile highway telephone service, after deductions of tax and contributions; and

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

Under our by-laws, our board of directors or our shareholders, as the case may be, may decide not to extend preemptive rights to our shareholders with respect to any issuance of our shares, debentures convertible into our shares or warrants made in connection with a public exchange made to acquire control of another company or in connection with a public offering or sale through a stock exchange. The preemptive rights are transferable and must be exercised within a period of at least 30 days following the publication of notice of the issuance of shares or securities convertible into our shares. Holders of our ADSs may not be able to exercise the preemptive rights relating to our shares underlying their ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement with respect to the shares relating to these preemptive rights or to take any other action to make preemptive rights available to holders of our ADSs, and we may not file any such registration statement.

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

Disclosures of Share Ownership

Brazilian regulations require that (1) each of our controlling shareholders, directly or indirectly, (2) shareholders who have elected members of our board of directors or fiscal council, and (3) any person or group of persons representing a person that has directly or indirectly acquired or sold an interest corresponding to at least 5% of the total number of our shares of any type or class to disclose its or their share ownership or divestment to us, and we are responsible for transmitting such information to the CVM and the market. In addition, if a share acquisition results in, or is made with the intention of, change of control or company’s management structure, as well as acquisitions that cause the obligation of performing a tender offer, the persons acquiring such number of shares are required to publish a statement containing certain required information about such acquisition.

Our controlling shareholders, shareholders that appoint members of our board of directors or fiscal council and members of our board of directors, board of executive officers or fiscal council must file a statement of any change in their holdings of our shares with the CVM and the Brazilian stock exchanges on which our securities are traded.

Form and Transfer

Our preferred shares and common shares are in book-entry form, registered in the name of each shareholder or its nominee. The transfer of our shares is governed by Article 35 of the Brazilian Corporation Law, which provides that a transfer of shares is effected by our transfer agent, Banco do Brasil S.A., by an entry made by the transfer agent in its books, upon presentation of valid written share transfer instructions to us by a transferor or its representative. When preferred shares or common shares are acquired or sold on a Brazilian stock exchange, the transfer is effected on the records of our transfer agent by a representative of a brokerage firm or the stock exchange’s clearing system. The transfer agent also performs all the services of safe-keeping of our shares. Transfers of our shares by a non-Brazilian investor are made in the same manner and are executed on the investor’s behalf by the investor’s local agent. If the original investment was registered with the Brazilian Central Bank pursuant to foreign investment regulations, the non-Brazilian investor is also required to amend, if necessary, through its local agent, the electronic certificate of registration to reflect the new ownership.

The BM&FBOVESPA operates a central clearing system. A holder of our shares may choose, at its discretion, to participate in this system, and all shares that such shareholder elects to be put into the clearing system are deposited in custody with the clearing and settlement chamber of the BM&FBOVESPA (through a Brazilian institution that is duly authorized to operate by the Brazilian Central Bank and maintains a clearing account with the clearing and settlement chamber of the BM&FBOVESPA). Shares subject to the custody of the clearing and settlement chamber of the BM&FBOVESPA are noted as such in our registry of shareholders. Each participating shareholder will, in turn, be registered in the register of the clearing and settlement chamber of the BM&FBOVESPA and will be treated in the same manner as shareholders registered in our books.

Material Contracts

We have not entered into any material contracts, other than those described in this annual report or entered into in the ordinary course of business.

Exchange Controls

There are no restrictions on ownership or voting of our capital stock by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments, interest on shareholders’ equity payments and proceeds from the sale of our share capital into foreign currency and to remit such amounts outside Brazil is subject to restrictions under foreign investment legislation and foreign exchange regulations, which generally require, among other things, the registration of the relevant investment with the Brazilian Central Bank and the CVM.

Investments in our common shares or preferred shares by (1) a holder not deemed to be domiciled in Brazil for Brazilian tax purposes, (2) a non-Brazilian holder who is registered with the CVM under Resolution No. 2,689, or (3) the depositary, are eligible for registration with the Brazilian Central Bank. This registration (the amount so registered is referred to as registered capital) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized through, dispositions of our common shares or preferred shares. The registered capital per common share or preferred share purchased in the form of an ADS, or purchased in Brazil and deposited with the depositary in exchange for an ADS, will be equal to its purchase price (stated in U.S. dollars). The registered capital per common share withdrawn upon cancellation of a Common ADS will be the U.S. dollar equivalent of (1) the average price of a common share on the BM&FBOVESPA on the day of withdrawal, or (2) if no preferred shares were traded on that day, the average price on the BM&FBOVESPA in the 15 trading sessions immediately preceding such withdrawal. The registered capital per preferred share withdrawn upon cancellation of a Preferred ADS will be the U.S. dollar equivalent of (1) the average price of a preferred share on the BM&FBOVESPA on the day of withdrawal, or (2) if no preferred shares were traded on that day, the average price on the BM&FBOVESPA in the 15 trading sessions immediately preceding such withdrawal. The U.S. dollar equivalent will be determined on the basis of the average commercial market rates quoted by the Brazilian Central Bank on the relevant dates.

Annex V Regulations

Resolution No. 1,927 of the National Monetary Council, as amended, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. It restates and amends Annex V to Resolution No. 1,289 of the National Monetary Council, known as the Annex V Regulations. The ADS program was approved under the Annex V Regulations by the Brazilian Central Bank and the CVM prior to the issuance of the ADSs. Accordingly, the proceeds from the sale of ADSs by ADR holders outside Brazil are not subject to Brazilian foreign investment controls, and holders of the ADSs who are not resident in a “tax haven” jurisdiction are entitled to favorable tax treatment. See “—Taxation—Brazilian Tax Considerations.”

We pay dividends and other cash distributions with respect to our common shares and preferred shares in reais. We have obtained an electronic certificate of foreign capital registration from the Brazilian Central Bank in the name of the depositary with respect to our ADSs to be maintained by the custodian on behalf of the depositary. Pursuant to this registration, the custodian is able to convert dividends and other distributions with respect to our common shares and preferred shares represented by ADSs into foreign currency and remit the proceeds outside Brazil to the depositary so that the depositary may distribute these proceeds to the holders of record of the ADSs.

Investors residing outside Brazil may register their investments in our shares as foreign portfolio investments under Resolution No. 2,689 (described below) or as foreign direct investments under Law No. 4,131 (described below). Registration under Resolution No. 2,689 or Law No. 4,131 generally enables non-Brazilian investors to convert dividends, other distributions and sales proceeds received in connection with registered investments into foreign currency and to remit such amounts outside Brazil. Registration under Resolution No. 2,689 affords favorable tax treatment to non-Brazilian portfolio investors who are not resident in a “tax haven” jurisdiction, which is defined under Brazilian tax laws as a country that does not impose taxes or where the maximum income tax rate is lower than 20% or that restricts the disclosure of shareholder composition or ownership of investments. See “—Taxation—Brazilian Tax Considerations.”

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

If a holder of ADSs elects to convert its ADSs into a foreign direct investment under Law No. 4,131, the conversion will be effected by the Brazilian Central Bank after receipt of an electronic request from the custodian with details of the transaction. If a foreign direct investor under Law No. 4,131 elects to deposit its common shares or preferred shares into the relevant ADR program in exchange for ADSs, such holder will be required to present to the custodian evidence of payment of capital gains taxes. The conversion will be effected by the Brazilian Central Bank after receipt of an electronic request from the custodian with details of the transaction. See “—Taxation—Brazilian Tax Considerations” for details of the tax consequences to an investor residing outside Brazil of investing in our common shares or preferred shares in Brazil.

If a holder of ADSs wishes to convert its investment in our shares into either a foreign portfolio investment under Resolution No. 2,689 or a foreign direct investment under Law No. 4,131, it should begin the process of obtaining its own foreign investor registration with the Brazilian Central Bank or with the CVM, as the case may be, in advance of exchanging the ADSs for the underlying common shares or preferred shares. A non-Brazilian holder of common shares or preferred shares may experience delays in obtaining a foreign investor registration, which may delay remittances outside Brazil, which may in turn adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

Unless the holder has registered its investment with the Brazilian Central Bank, the holder may not be able to convert the proceeds from the disposition of, or distributions with respect to, such common shares or preferred shares into foreign currency or remit those proceeds outside Brazil. In addition, if the non-Brazilian investor resides in a “tax haven” jurisdiction or is not an investor registered under Resolution No. 2,689, the investor will be subject to less favorable tax treatment than a holder of ADSs. See “—Taxation—Brazilian Tax Considerations.”

Resolution 2,689

All investments made by a non-Brazilian investor under Resolution No. 2,689 are subject to an electronic registration with the Brazilian Central Bank. This registration permits non-Brazilian investors to convert dividend payments, interest on shareholders’ equity payments and proceeds from the sale of our share capital into foreign currency and to remit such amounts outside Brazil.

Under Resolution No. 2,689, non-Brazilian investors registered with the CVM may invest in almost all financial assets and engage in almost all transactions available to Brazilian investors in the Brazilian financial and capital markets without obtaining a separate Brazilian Central Bank registration for each transaction, provided that certain requirements are fulfilled. Under Resolution No. 2,689, the definition of a non-Brazilian investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered outside Brazil.

Pursuant to Resolution No. 2,689, non-Brazilian investors must:

•	appoint at least one representative in Brazil with powers to take action relating to its investments;

•	appoint an authorized custodian in Brazil for its investments, which must be a financial institution duly authorized by the Brazilian Central Bank and CVM;

•	complete the appropriate foreign investor registration forms;

•	register as a non-Brazilian investor with the CVM;

•	register its investments with the Brazilian Central Bank; and

•	obtain a taxpayer identification number from the Brazilian federal tax authorities.

The securities and other financial assets held by a non-Brazilian investor pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Brazilian Central Bank or the CVM or be registered in registration, clearing and custody systems authorized by the Brazilian Central Bank or by the CVM. In addition, the trading of securities held under Resolution No. 2,689 is restricted to transactions carried out on stock exchanges or through organized over-the-counter markets licensed by the CVM.

The offshore transfer or assignment of the securities or other financial assets held by non-Brazilian investors pursuant to Resolution No. 2,689 are prohibited, except for transfers resulting from a corporate reorganization effected abroad by a non-Brazilian investor, or occurring upon the death of an investor by operation of law or will.

Law 4,131

To obtain a certificate of foreign capital registration from the Brazilian Central Bank under Law No. 4,131, a foreign direct investor must:

•	register as a foreign direct investor with the Brazilian Central Bank;

•	obtain a taxpayer identification number from the Brazilian tax authorities;

•	appoint a tax representative in Brazil; and

•	appoint a representative in Brazil for service of process in respect of suits based on the Brazilian Corporation Law.

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

In addition, the remittances are subject to a Brazilian financial transactions tax, which as of the date of this annual report is 0%, but may be subject to change.

The Normative Instruction 1,397/2013, or NI 1,397/2013, published in the Official Gazette on September 17, 2013, was enacted to regulate the transitional tax regime, or RTT, in force as of January 1, 2008 to adjust, for tax purposes, the net profit calculated under the IFRS rules in accordance with Law 11,638/2007.

According to NI 1,397/2013, for purposes of calculating dividends and interest on net equity, taxpayers must use the accounting books prepared according to the criteria in force on December 31, 2007, and not IFRS. According to such provisions, depending on the tax basis used by the taxpayer, certain dividend distributions may be subject to a 15% withholding tax (or 25% if the taxpayer resides in a “tax haven” jurisdiction. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations.”

Provisional Measure 627/2013, or PM 627/2013, published in the Official Gazette on November 12, 2013, introduced changes to different tax provisions including, but not limited to payments of dividends and interest on net equity.

According to PM 627/2013, companies electing to be taxed under the new regime on January 1, 2014 as opposed to January 1, 2015 will not be subject to retroactive taxation on dividends distributions effectively made before November 12, 2013, as established by NI 1,397/2013.

As of the date of this annual report, we have not decided whether we will elect to be taxed under the new tax regime as of January 1, 2014, which is pending regulation by the Brazilian tax authorities. PM 627/2013 is an act of the executive government, and will only become ordinary legislation after it is reviewed by Brazil’s National Congress, which may make significant changes to the new tax rules set out in PM 627/2013.

Moreover, if PM 627/2013 does not become ordinary legislation within 120 days from publication, plus the time period established for presidential sanction, it will cease to have effect.

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

Payment of interest on shareholders’ equity to a Non-Brazilian Holder is subject to income tax withholding at the rate of 15%, or 25% if the Non-Brazilian Holder is domiciled in a country or location that is considered to be a “tax haven jurisdiction” for this purpose. For this purpose, the definition of “tax haven” encompasses countries and locations (1) that do not impose income tax, (2) that impose income tax at a rate of 20% or less, or (3) that impose restrictions on the disclosure of the ownership of investments, or of the identity of the ultimate beneficiary of earnings that are attributed to non-residents. See “—Interpretation of the Definition of ‘Tax Haven’ Jurisdictions.”

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

Under Brazilian law, however, income tax rules on such gains can vary depending on the domicile of the Non-Brazilian Holder, the type of registration of the investment by the Non-Brazilian Holder with the Brazilian Central Bank and how the disposition is carried out, as described below.

Gains realized on a disposition of shares carried out on a Brazilian stock exchange (which includes the organized over-the-counter market) are:

•

exempt from income tax when realized by a Non-Brazilian Holder that (1) has registered its investment in Brazil with the Brazilian Central Bank under the rules of Resolution 2,689 (a “2,689 Holder”), and (2) is not a resident in a country or location which is defined as a “tax haven” jurisdiction for this purposes (as described below); or

•

subject to income tax at a rate of up to 25% in any other case, including a case of gains assessed by a Non-Brazilian Holder that is not a 2,689 Holder, and is a resident of a country or location defined as a “tax haven” jurisdiction for this purpose (as described below). In these cases, a withholding income tax of

0.005% of the sale value will be applicable and can be later offset with the eventual income tax due on the capital gain. This 0.005% withholding income tax is not levied on day trade transactions.

Any gains assessed on a disposition of our common shares or preferred shares that is not carried out on a Brazilian stock exchange are subject to income tax at the rate of 15%, or 25% in the case of a Non-Brazilian Holder which resides in a “tax haven” jurisdiction according to the definition applicable to this situation. In the case that these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, income tax withholding of 0.005% will also be applicable and can be offset against the eventual income tax due on the capital gain. This 0.005% income tax withholding is not levied in day trade transactions.

In the case of 2,689 Holders, a country or location should only be defined as a “tax haven” jurisdiction when it (1) does not tax income, or (2) taxes income at a rate of 20% or less. In the case of gains realized by Non-Brazilian Holders other than 2,689 Holders, a country or location should be defined as a “tax haven” jurisdiction when it (a) does not tax income, (b) taxes income at a rate of 20% or less, or (c) imposes restrictions on the disclosure of shareholding composition, of the ownership of investments, or of the identity of the ultimate beneficiary of earnings that are attributed to non-residents. However, there is doubt as to the application of these criteria by the Brazilian tax authorities. See “—Interpretation of the Definition of ‘Tax Haven’ Jurisdictions.”

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

The deposit of our common or preferred shares in exchange for ADSs will be subject to Brazilian income tax if the acquisition cost of the shares is lower than (1) the average price per share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit, or (2) if no shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of shares were sold in the 15 trading sessions immediately preceding such deposit. In such case, the difference between the acquisition cost and the average price of the shares calculated as above will be considered to be a capital gain subject to income tax withholding at the rate of 15% or 25%, as the case may be. In some circumstances, there may be arguments to claim that this taxation is not applicable in the case of a Non-Brazilian Holder that is a 2,689 Holder and is not a resident in a “tax haven” jurisdiction for this purpose. The availability of these arguments to any specific holder of our common shares or preferred shares will depend on the circumstances of such holder. Prospective holders of our common shares or preferred shares should consult their own tax advisors as to the tax consequences of the deposit of our common shares or preferred shares in exchange for ADSs.

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

As a Non-Brazilian Holder of ADSs, you may cancel your TmarPart ADSs and exchange them for TmarPart shares. Income tax will not be levied on such exchange, as long as the appropriate rules are complied with in connection with the registration of the investment with the Central Bank, and as long as ADSs are not deemed to be “assets located in Brazil.

Any gain earned by a Non-Brazilian Holder on the exercise of appraisal rights (which consists of a disposition of Oi shares, in exchange for a cash payment by Oi) will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of shares of TmarPart.

Any exercise of preemptive rights relating to the subscription of new TmarPart shares or ADSs, upon a capital increase of TmarPart, will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to shares of TmarPart, including the sale or assignment carried out by the TmarPart Depositary, on behalf of Non-Brazilian Holders of ADSs, will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of shares of TmarPart. The current preferential tax treatment for 2,689 Holders, as described above, may be extinguished in the future.

Interpretation of the Discussion on the Definition of “Tax Haven” Jurisdictions

Until December 2008, under Brazilian tax laws, a Low Tax Jurisdiction (“LTJ”) was defined as a country or location that does not impose taxation on income, or imposes the income tax at a rate lower than 20%. There was a list of LTJs enacted by Brazilian tax authorities by means of Normative Ruling n. 188/2002. More recently, some amendments were implemented in connection with the concept of LTJ, via the enactment of Law n. 11,727/08, in force as of January 2009, in order to include in said concept the provision in the sense that the country or location which imposes restrictions on the disclosure of shareholding composition or the ownership of the investment should also be considered as a LTJ.

Additionally, Law 11,727/08 also created the concept of privileged tax regimes (“PTRs”), which encompasses the countries and jurisdictions that: (i) do not tax income or tax it at a maximum rate lower than 20%; (ii) grant tax advantages to a non-resident entity or individual (a) without the need to carry out a substantial economic activity in the country or a said territory or (b) conditioned to the non-exercise of a substantial economic activity in the country or a said territory; (iii) do not tax or taxes proceeds generated abroad at a maximum rate lower than 20.0%; or (iv) restricts the ownership disclosure of assets and ownership rights or restricts disclosure about economic transactions carried out.

As a consequence, in 2010, a new list was enacted by Brazilian tax authorities, via Normative Ruling n. 1,037/10 (“IN 1,037/10”), which includes the countries considered as LTJs and the locations considered as granting privileged tax regimes. Under Section 2 of IN 1,037/10, companies incorporated as LLCs in the US, and companies benefiting out of some holding regimes in Europe, may be considered as granting privileged tax regimes. We highlight that there would be solid legal grounds to sustain that the list should be interpreted as an exhaustive list, so that only the countries and locations listed should be viewed as LTJs and privileged tax regimes, according to their specific qualification. The interpretation of the current Brazilian tax legislation should lead to the conclusion that the concept of PTR should only apply for certain Brazilian tax purposes, such as transfer pricing and thin capitalization. According to this interpretation, the concept of PTR should not be applied in connection with the taxation of dividends, interest on shareholders’ equity and gains related to investments made by Non-Brazilian Holders in Brazilian corporations, such as TmarPart. Regulations and non-binding tax rulings issued by Brazilian federal tax authorities seem to confirm this interpretation.

Notwithstanding the above, we recommend that you consult your own tax advisors regarding the consequences of the implementation of Law No. 11,727, Normative Ruling No. 1,037 and of any related Brazilian tax law or regulation concerning Low or Nil Tax Jurisdictions or PTRs.

Tax on Foreign Exchange Transactions (IOF/Exchange Tax)

Brazilian law imposes a Tax on Foreign Exchange Transactions, or IOF/Exchange, on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. The currently applicable rate for most types of foreign exchange transactions is 0.38%. However, other rates apply to specific types of transactions.

In particular, foreign exchange transactions related to inflows of funds to Brazil for investments made by Non-Brazilian Holders on the Brazilian financial and capital markets are currently subject to IOF/Exchange at a zero percent rate.

Foreign exchange transactions related to outflows of funds in connection with investments carried out on the Brazilian financial and capital markets are also subject to the IOF/Exchange at a rate of zero percent.

The IOF/Exchange also levies at a zero percent rate in case of dividends and interest on shareholders’ equity paid by a Brazilian corporation, such as TmarPart, to Non-Brazilian Holders.

The Brazilian government is permitted to increase the rate of the IOF/Exchange at any time by up to 25% on the foreign exchange transaction amount. However, any increase in rates will only apply to transactions carried out after such increase in rates enters into force.

Tax on Transactions Involving Securities (IOF/ Securities Tax)

Brazilian law imposes a Tax on Transactions Involving Bonds and Securities, or IOF/Bonds and Securities, due on transactions involving bonds and securities, including those carried out on a Brazilian stock exchange.

The rate of IOF/Bonds and Securities applicable to most transactions involving shares and ADSs is currently zero, although the Brazilian government may increase such rate at any time up to 1.5% of the transaction amount per day, but only in respect of future transactions.

The transfer (cessão) of shares traded on a Brazilian stock exchange for the issuance of depositary receipts to be traded outside Brazil, such as ADSs, is currently subject to the IOF/Bonds and Securities at a zero percent rate.

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

U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of the common shares, preferred shares or ADSs of Oi, which are evidenced by ADRs. This description addresses only the U.S. federal income tax considerations of U.S. Holders (as defined below) that are initial purchasers of the common shares, preferred shares or ADSs of Oi and that will hold such shares or ADSs as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, financial institutions, insurance companies, real estate investment trusts, grantor trusts, regulated investment companies, dealers or traders in securities or currencies, tax-exempt entities, pension funds, persons that received the common shares, preferred shares or ADSs of Oi pursuant to an exercise of employee stock options or rights or otherwise as compensation for the performance of services, persons that will hold the common shares, preferred shares or ADSs of Oi as a position in a “straddle” or as a part of a “hedging,” “conversion” or other risk reduction transaction for U.S. federal income tax purposes, persons that have a “functional currency” other than the U.S. dollar, persons that will own the common shares, preferred shares or ADSs of Oi through partnerships or other pass through entities, holders subject to the alternative minimum tax, certain former citizens or long-term residents of the United States or holders that own (or are deemed to own) 10% or more (by voting power) of the shares of Oi.

This description does not address any state, local or non-U.S. tax consequences of the acquisition, ownership and disposition of the common shares, preferred shares or ADSs of Oi by U.S. Holders. Moreover, this description does not address the consequences of any U.S. federal tax other than income tax, including but not limited to the U.S. federal estate and gift taxes. This description is based on (1) the Internal Revenue Code of 1986, as amended (the “Code”), existing and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this annual report, as well as proposed Treasury Regulations available on the date of this annual report, and (2) in part, on the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. Holders should consult their tax advisers to determine the particular tax consequences to such holders of the acquisition, ownership and disposition of the common shares, preferred shares or ADSs of Oi, including the applicability and effect of U.S. state, local and non-U.S. tax laws.

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

With respect to the sale or exchange of common shares, preferred shares or ADSs of Oi, the amount realized generally will be the U.S. dollar value of the payment received determined on the date of disposition. If the common shares, preferred shares or ADSs of Oi are treated as traded on an “established securities market,” a cash basis taxpayer, or, if it elects, an accrual basis taxpayer, will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

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

Based on certain estimates of the gross income and gross assets of Oi, the nature of its business, the size of its investment in certain subsidiaries, and its anticipated Market Capitalization, Oi believes that it will not be classified as a PFIC for its taxable year ended December 31, 2013. Oi’s status in future years will depend on its assets and activities in those years. Oi has no reason to believe that its assets or activities will change in a manner that would cause it to be classified as a PFIC for the taxable year ending December 31, 2014 or any future year, but there can be no assurance that Oi will not be considered a PFIC for any taxable year because its status will depend on its assets and activities in those years, as well as its actual Market Capitalization as determined at the end of each calendar quarter. Moreover, Oi has not obtained an opinion from counsel regarding the PFIC status of Oi for any taxable period. If Oi is or becomes a PFIC (except as discussed below), any excess distribution (generally a distribution in excess of 125% of the average distribution over a three-year period or shorter holding period for Oi’s common shares or preferred shares) and realized gain will be treated as ordinary income and will be subject to tax as if (1) the excess distribution or gain had been realized ratably over the U.S. Holder’s holding period, (2) the amount deemed realized in each year had been subject to tax in each such year at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before Oi became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (3) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. U.S. Holders should consult their own tax advisors regarding the tax consequences that would arise if Oi were treated as a PFIC.

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

Certain U.S. Holders who are individuals are required to report information relating to an interest in the common shares, preferred shares, or ADSs of Oi, subject to certain exceptions (including an exception for common shares, preferred shares, or ADSs of Oi held in accounts maintained by U.S. financial institutions). U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their acquisition, ownership and disposition of common shares, preferred shares, or ADSs of Oi.

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

We also file financial statements and other periodic reports with the CVM, which are available for investor inspection at the CVM’s offices located at Rua Sete de Setembro, 111, 2nd floor, Rio de Janeiro, RJ, and Rua Cincinato Braga, 340, 2nd, 3rd and 4th floors, São Paulo, SP. The telephone numbers of the CVM in Rio de Janeiro and São Paulo are +55-21-3554-8686 and +55-11-2146-2000, respectively.

Copies of our annual report on Form 20-F and documents referred to in this annual report and our by-laws are available for inspection upon request at our headquarters at Rua do Lavradio, 71, 2 andar – Centro, CEP 20.230-070 Rio de Janeiro, RJ, Brazil. Our filings are also available to the public through the internet at our website at www.oi.com.br/ir. The information included on our website or that might be accessed through our website is not included in this annual report and is not incorporated into this annual report by reference.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks related to changes in exchange rates and interest rates. The principal market for our products and services is Brazil, and substantially all of our revenues are denominated in reais.

Exchange Rate Risk

We are exposed to foreign exchange risk because a significant portion of our equipment costs, such as costs relating to switching centers and software used for upgrading network capacity, are primarily denominated in foreign currencies or linked to foreign currencies, primarily the U.S. dollar. In 2013, approximately 31% of our capital expenditures were U.S. dollar-denominated or linked to the U.S. dollar. A hypothetical, instantaneous 10.0% depreciation of the real against the U.S. dollar as of December 31, 2012 would have resulted in an increase of R$291 million in the cost of our capital expenditures in 2013, assuming that we would have incurred all of these capital expenditures notwithstanding the adverse change in the exchange rates.

Our financing cost and the amount of financial liabilities that we record are also exposed to exchange rate risk. As of December 31, 2013, R$14,948 million, or 41.1%, of our total consolidated indebtedness was denominated in foreign currency. At December 31, 2013, we protected 99.6% of our indebtedness affected by exchange rate variation against significant variations in exchange rates (primarily U.S. dollars and euros) by using foreign currency swaps, non-deliverable forwards and foreign currency investments. The aggregate amount of our hedge position, including our U.S. dollar and euro cash positions, was US$6,436 million as of December 31, 2013. The maturity of our swap contracts is coupled to the maturity of debt that is hedged by these swap contracts. Our swap contracts and non-deliverable forwards cover our exchange rate risks until February 2016. As of December 31, 2013, the fair value of our swap contracts and non-deliverable forwards was a receivable for the company, in the amount of R$1,507 million. As of December 31, 2013, the aggregate notional principal amount of our swap contracts and non-deliverable forwards was approximately US$9,333 million, which mature in one to eight years.

In 2013, we experienced losses on foreign currency and monetary restatement due to the depreciation of the real against foreign currencies of R$926 million, including results recorded on our exchange rate hedges (non-deliverable forwards, swaps and foreign currency investments). As we were almost 100% hedged, the potential additional losses on foreign currency and monetary restatement during 2014 that would result from a hypothetical, instantaneous 10.0% depreciation of the real against the U.S. dollar and the euro as of December 31, 2013 would be approximately R$13 million after giving effect to our results under our exchange rate swaps, assuming that the amount and composition of our debt instruments were unchanged. The potential increase in our total consolidated debt obligations that would result from a hypothetical, instantaneous 10.0% depreciation of the real against the U.S. dollar and the euro as of December 31, 2013 would be approximately R$53 million, considering the net impact of the increase in our debt obligations and the decrease in our swap position. For further information about our swap agreements, see note 3 to our consolidated financial statements.

Interest Rate Risk

We are exposed to interest rate risk because a significant portion of our indebtedness bears interest at floating rates. As of December 31, 2013, our total outstanding indebtedness was R$36,383 million, of which R$23,011 million, or 63.2%, bore interest at floating rates, including R$19,167 million of real-denominated indebtedness that bore interest at rates based on the CDI rate, TJLP rate or IPCA rate, and R$3,843 million of foreign currency-denominated indebtedness that bore interest at rates based on LIBOR. As of December 31, 2013, we had interest rate swap agreements under which 76.6% of our consolidated indebtedness exposed to LIBOR, which represents 10.6% of our total indebtedness, was converted into CDI rates, matching the interest rate index of our investments. As of December 31, 2013, we did not have any outstanding derivative agreements to limit our exposure to variations in the CDI rate, TJLP rate or IPCA rate.

We invest our excess liquidity (R$3,931 million as of December 31, 2013) mainly in (1) certificates of deposit issued by financial institutions with AAA and AA ratings from international rating agencies, (2) in short-term instruments denominated in reais that generally pay interest at overnight interest rates based on the CDI rate which partially mitigates our exposure to Brazilian interest rate risk, and (3) in investment funds created by top Brazilian asset managers exclusively for us. The fund managers of the investment funds created for us are responsible for managing our funds, subject to the direction of our senior management and board of directors. Currently, these funds are comprised mainly of government bonds and other low-risk financial instruments linked to the CDI rate.

The potential additional interest expense during 2014 that would result from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates on January 1, 2014 would be approximately R$199 million after giving effect to our results under our interest rate swaps, considering the impact in our debt obligations, but excluding the additional interest income that we would receive on our financial investments. This sensitivity analysis is based on the assumption of an unfavorable 100 basis points movement of the interest rates applicable to each homogeneous category of financial liabilities and sustained over a period of one year. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g., reais). As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuation for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

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

During the year ended December 31, 2013, we received US$5.5 million in fees and reimbursements from the depositary of our ADSs.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer, or CEO, and our chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information that we are required to disclose in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms of the SEC, and that it is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2013 under the supervision of our CEO and our CFO. Based on our evaluation, our CEO and our CFO concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2013.

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

Under the supervision and with the participation of our CEO and our CFO, our management conducted an assessment of our internal control over financial reporting as of December 31, 2013 based on the criteria established in “Internal Control —Integrated Framework (1992)” issued by COSO.

As a result of the assessment described above, our management concluded that as of December 31, 2013, we did maintain effective internal control over financial reporting based on the criteria established in “Internal Control — Integrated Framework (1992)” issued by COSO.

Our independent registered public accounting firm, KPMG Auditores Independentes, has issued an audit report on the effectiveness of our internal control over financial reporting. That report is included elsewhere in this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2013 that materially affected or could materially affect our internal control over financial reporting.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm, KPMG Auditores Independentes, during the fiscal years ended December 31, 2013 and 2012.

	Year ended December 31,
	2013		2012
	(in millions of reais)
Audit fees (1)	R$	5.1	R$	4.0
Audit-related fees		1.1		—
Tax fees		—		—
All other fees		—		—

Total fees	R$	6.2	R$	4.0

(1)	Audit fees consist of the aggregate fees billed by KPMG Auditores Independentes in connection with the audits of our annual financial statements, interim reviews of our quarterly financial information, issuance of comfort letters, review of financial statements and review of documents filed with the CVM and the SEC.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS

(a) Financial Statements

(b) List of Exhibits

1.01	Bylaws of Oi S.A., as amended through November 7, 2012 (English translation) (incorporated by reference to Exhibit 2 to Form 6-K of Oi S.A. filed on November 8, 2012).

2.01	Form of Amended and Restated Deposit Agreement, among Oi S.A., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to Form F-6 of Oi S.A. filed on February 28, 2012).

2.02	Form of Amended and Restated Deposit Agreement, among Oi S.A., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to Form F-6 of Oi S.A. filed on February 28, 2012).

3.01	Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., L.F. Tel S.A., Fundação Atlântico de Seguridade Social, Asseca Participações S.A. and, as intervening parties, Telemar Participações S.A. and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to Exhibit 99.4 to Schedule 13D of Brasil Telecom S.A. filed on November 27, 2009).

3.02	Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., L.F. Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 3.02 to Form 20-F of Brasil Telecom S.A. filed on May 2, 2011).

3.03	Second Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of February 19, 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation).

3.04	Termination of the Shareholders Agreement of Telemar Participações S.A., dated as of February 19, 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation).

3.05	Private Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., L.F. Tel S.A., Asseca Participações S.A., BNDES Participações S.A. – BNDESPar, Fiago Participações S.A., Fundação Atlântico de Seguridade Social, and, as intervening parties, Telemar Participações S.A., Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Fundação Petrobras de Seguridade Social – PETROS, Fundação dos Economiários Federais – FUNCEF and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to Exhibit 99.3 to Schedule 13D of Brasil Telecom S.A. filed on November 27, 2009).

3.06	Amendment to Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., BNDES Participações S.A. – BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais – FUNCEF, Fundação Petrobras de Seguridade Social – PETROS, L.F. Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS, S.A. (English translation) (incorporated by reference to Exhibit 3.04 to Form 20-F of Brasil Telecom S.A. filed on May 2, 2011).

3.07	Second Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of February 19, 2014, among AG Telecom Participações S.A., BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation).

3.08	Termination of the Shareholders Agreement of Telemar Participações S.A., dated as of February 19, 2014, among AG Telecom Participações S.A., BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation).

3.09	Shareholders Agreement of Pasa Participações S.A., dated as of January 25, 2011, between Andrade Gutierrez Telecomunicações Ltda., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Luxemburgo Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., L.F. Tel S.A. and Portugal Telecom, SGPS, S.A. (English translation) (incorporated by reference to Exhibit 3.05 to Form 20-F of Oi S.A. filed on April 27, 2012).

3.10	First Amendment to the Shareholders Agreement of PASA Participações S.A., dated as of February 19, 2014, between Andrade Gutierrez S.A. and Bratel Brasil S.A. and, as intervening parties, PASA Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., LF Tel S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English translation).

3.11	Termination of the Shareholders Agreement of PASA Participações S.A., dated as of February 19, 2014, between Andrade Gutierrez S.A. and Bratel Brasil S.A. and, as intervening parties, PASA Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., LF Tel S.A. and Portugal Telecom, SGPS, S.A. (English translation).

3.12	Shareholders Agreement of EDSP75 Participações S.A., dated as of January 25, 2011, between Jereissati Telecom S.A., Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., L.F. Tel S.A., Pasa Participações S.A., Andrade Gutierrez Telecomunicações Ltda., AG Telecom Participações S.A., Luxemburgo Participações S.A., and Portugal Telecom, SGPS, S.A. (English translation). (incorporated by reference to Exhibit 3.06 to Form 20-F of Oi S.A. filed on April 27, 2012).

3.13	First Amendment to the Shareholders Agreement of EDSP75 Participações S.A., dated as of February 19, 2014, between Jereissati Telecom S.A. and Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Andrade Gutierrez S.A., PASA Participações S.A., AG Telecom Participações S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English translation).

3.14	Termination of the Shareholders Agreement of EDSP75 Participações S.A., dated as of February 19, 2014, between Jereissati Telecom S.A. and Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Andrade Gutierrez S.A., PASA Participações S.A., AG Telecom Participações S.A. and

Portugal Telecom, SGPS, S.A., (English translation).

3.15	Temporary Voting Agreement of the Shareholders of Oi S.A. and Telemar Participações S.A., dated as of February 19, 2014, among Portugal Telecom, SGPS S.A., Caravelas Fundo de Investimento Em Ações, Bratel Brasil S.A., Telemar Participações S.A., Andrade Gutierrez S.A., Jereissati Telecom S.A. and, as intervening party, Oi S.A. (English translation).

4.01	Protocol and Justification of Partial Split-Off of Telemar Norte Leste S.A. with Incorporation of the Portion Ceded by Coari Participações S.A. and Incorporação de Ações of Telemar Norte Leste S.A. by Coari Participações S.A. (Protocolo e Justificação de Cisão Parcial da Telemar Norte Leste S.A. com Incorporação da Parcela Cindida pela Coari Participações S.A., e Incorporação de Ações da Telemar Norte Leste S.A. pela Coari Participações S.A.), between Telemar Norte Leste S.A. and Coari Participações S.A., dated August 26, 2011 (English translation) (incorporated by reference to Exhibit 2.2 to Form F-4 of Brasil Telecom S.A. filed on September 1, 2011).

4.02	First Amendment, dated January 18, 2012, to Protocol of Merger and Instrument of Justification (Protocolo e Justificação de Incorporação), dated August 26, 2011, between Brasil Telecom S.A. and Coari Participações S.A. (English translation) (incorporated by reference to Exhibit 2.5 to Amendment No. 1 to Form F-4 of Brasil Telecom S.A. filed on January 18, 2012).

4.03	First Amendment, dated January 18, 2012, to Protocol of Merger and Instrument of Justification (Protocolo e Justificação de Incorporação), dated August 26, 2011, between Brasil Telecom S.A. and Tele Norte Leste Participações S.A. (English translation) (incorporated by reference to Exhibit 2.4 to Amendment No. 1 to Form F-4 of Brasil Telecom S.A. filed on January 18, 2012).

4.04	Memorandum of Understanding, dated as of October 1, 2013, among Oi S.A., Portugal Telecom SGPS, S.A., AG Telecom Participações S.A., LF Tel. S.A., PASA Participações S.A., EDSP75 Participações S.A., Bratel Brasil S.A., Avistar, SGPS, S.A. and Nivalis Holding B.V. (English translation) (incorporated by reference to Exhibit 1 of Form 6-K filed with the Securities and Exchange Commission on October 2, 2013 by Oi S.A.).

4.05	Agreement for Subscription of Shares, dated February 19, 2013, between Oi S.A. and Portugal Telecom, SGPS S.A.

4.06	Agreement for Subscription of Shares, dated February 19, 2013, between Oi S.A. and Caravelas Fundo de Investimento em Ações

4.07	Concession Agreement for Local, Switched, Fixed-Line Telephone Service between ANATEL and Brasil Telecom S.A., No. 109/2011, dated June 30, 2011 (English translation) (incorporated by reference to Exhibit 10.5 to Form F-4 of Brasil Telecom S.A. filed on September 1, 2011).

4.08	Schedule of Omitted Concession Agreements for Local Switched, Fixed-Line Telephone Service (incorporated by reference to Exhibit 4.05 to Form 20-F of Oi S.A. filed on April 27, 2012).

4.09	Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service between ANATEL and Brasil Telecom S.A., No. 143/2011, dated June 30, 2011 (English translation) (incorporated by reference to Exhibit 10.6 to Form F-4 of Brasil Telecom S.A. filed on September 1, 2011).

4.10	Schedule of Omitted Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service (incorporated by reference to Exhibit 4.07 to Form 20-F of Oi S.A. filed on April 27, 2012).

4.11	Statement of Authorization for Personal Mobile Services between ANATEL and Brasil Telecom Celular S.A., No. 026/2002, dated December 18, 2002 (English translation) (incorporated by reference to Exhibit 4.05 to Form 20-F of Brasil Telecom S.A. filed on July 13, 2009).

4.12	Schedule of Omitted Authorizations for Personal Mobile Services (incorporated by reference to Exhibit 4.09 to Form 20-F of Oi S.A. filed on April 27, 2012).

4.13	Instrument of Authorization for the Use of Radio Frequency Blocks for 2G services between ANATEL and 14 Brasil Telecom Celular S.A., No. 24/2004, dated May 3, 2004 (English translation) (incorporated by reference to Exhibit 4.07 to Brasil Telecom S.A.’s annual report on Form 20-F filed on July 13, 2009).

4.14	Schedule of Omitted Instruments of Authorization for the Use of Radio Frequency Blocks for 2G services (incorporated by reference to Exhibit 4.11 to Form 20-F of Oi S.A. filed on April 27, 2012).

4.15	Instrument of Authorization for the Use of Radio Frequency Blocks for 3G services between ANATEL and 14 Brasil Telecom Celular S.A., No. 24/2008, dated April 29, 2008 (English translation) (incorporated by reference to Exhibit 4.09 to Brasil Telecom S.A.’s annual report on Form 20-F filed on July 13, 2009).

4.16	Schedule of Omitted Instruments of Authorization for the Use of Radio Frequency Blocks for 3G services (incorporated by reference to Exhibit 4.13 to Form 20-F of Oi S.A. filed on April 27, 2012).

8.01	List of subsidiaries.

12.01	Certification of the Chief Executive Officer of Oi S.A. pursuant to the Sarbanes-Oxley Act of 2002.

12.02	Certification of the Chief Financial Officer of Oi S.A. pursuant to the Sarbanes-Oxley Act of 2002.

13.01	Certifications of the Chief Executive Officer and the Chief Financial Officer of Oi S.A. pursuant to the Sarbanes-Oxley Act of 2002.

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

Date: March 11, 2014	OI S.A.

/s/ Bayard De Paoli Gontijo
	Name:	Bayard De Paoli Gontijo
	Title:	Chief Financial Officer
Date: March 11, 2014

/s/ Zeinal Abedin Mahomed Bava
	Name:	Zeinal Abedin Mahomed Bava
	Title:	Chief Executive Officer

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

Under the supervision and with the participation of our CEO and CFO, our management conducted an assessment of our internal control over financial reporting as of December 31, 2013 based on the criteria established in “Internal Control—Integrated Framework (1992)” issued by COSO.

As a result of the assessment described above, our management concluded that as of December 31, 2013, we did maintain effective internal control over financial reporting based on the criteria established in “Internal Control—Integrated Framework (1992)” issued by COSO.

Our independent registered public accounting firm, KPMG Auditores Independentes, has issued an audit report on the effectiveness of our internal control over financial reporting. That report is included in this annual report on Form 20-F.

March 10, 2014

/s/ Zeinal Abedin Mahomed Bava	/s/ Bayard De Paoli Gontijo
Name: Zeinal Abedin Mahomed Bava Title: Chief Executive Officer	Name: Bayard De Paoli Gontijo Title: Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

To the Board of Directors and Shareholders of

Oi S.A.

Rio de Janeiro – RJ

We have audited Oi S.A.’s (the “Company”) internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Oi S.A.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Oi S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Oi S.A. and subsidiaries as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, cash flows and value added for each of the years in the two-year period ended December 31, 2013, and our report dated March 10, 2014, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG Auditores Independentes

KPMG Auditores Independentes

Rio de Janeiro, Brazil

March 10, 2014

Report of Independent Registered Public Accounting Firm on Consolidated Financial Statements

To the Board of Directors and Shareholders of

Oi S.A.

Rio de Janeiro – RJ

We have audited the accompanying consolidated balance sheets of Oi S.A. and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, cash flows and value added for each of the years in the two-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Oi S.A. and subsidiaries as of December 31, 2013 and 2012, and the results of their operations, their cash flows and their value added for each of the years in the two-year period ended December 31, 2013, in conformity with the accounting practices adopted in Brazil.

The accounting practices adopted in Brazil vary, in certain significant respects, from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 10, 2014, expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG Auditores Independentes

KPMG Auditores Independentes

Rio de Janeiro, Brazil

March 10, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON CONSOLIDATED FINANCIAL STATEMENTS

To the Board of Directors and Shareholders of

Oi S.A. (previously known as Brasil Telecom S.A.)

Rio de Janeiro – RJ

We have audited the accompanying consolidated statements of income, changes in equity, cash flows and value added for the year ended December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the results of their operations and their cash flows for the year ended December 31, 2011, in conformity with accounting practices adopted in Brazil.

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

/s/ DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES

DELOITTE TOUCHE TOHMATSU AUDITORES INDEPENDENTES

Rio de Janeiro, Brazil

November 29, 2013

Oi S.A. and Subsidiaries

Consolidated Balance Sheets as at December 31, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Note	2013	2012
Current assets
Cash and cash equivalents	9	2,424,830	4,408,161
Cash investments	9	492,510	2,425,907
Derivative financial instruments	19	452,234	640,229
Trade receivable, net	10	7,096,679	7,017,533
Inventories, net		432,633	385,165
Current recoverable taxes	11	907,140	1,726,315
Other taxes	12	1,474,408	1,557,177
Judicial deposits	13	1,316,252	2,068,315
Other receivables	1	1,775,691	—
Pension plan assets	25	9,596	9,311
Other assets		1,305,165	899,856

Total current assets		17,687,138	21,137,969
Non-current assets
Long-term investments	9	99,129	63,692
Derivative financial instruments	19	1,620,945	348,870
Deferred taxes	11	8,274,432	8,315,975
Other taxes	12	890,835	738,019
Available-for-sale financial asset	3	914,216	905,829
Judicial deposits	13	11,050,936	9,722,525
Pension plan assets	25	60,197	73,708
Held-for-sale assets		242,040	94,522
Other assets		376,786	270,701
Investments	14	173,640	179,594
Property, plant and equipment, net	15	24,786,286	23,103,098
Intangible assets, net	16	3,919,491	4,195,552

Total non-current assets		52,408,933	48,012,085

Total assets		70,096,071	69,150,054

Current liabilities
Payroll, related taxes and benefits		650,982	773,135
Trade payables	17	4,732,174	4,657,935
Loans and financing	18	4,158,708	3,113,621
Derivative financial instruments	19	409,851	309,555
Current income taxes payable	11	432,317	1,065,754
Taxes other than income tax	12	2,112,598	2,247,842
Dividends and interest on capital	24	230,721	655,306
Licenses and concessions payable	20	457,173	1,058,881
Tax financing program	21	100,302	99,732
Provision for pension plan	25	184,295	103,666
Provisions	22	1,223,526	1,569,356
Other payables	23	847,810	1,438,323

Total current liabilities		15,540,457	17,093,106
Non-Current liabilities
Loans and financing	18	31,694,918	30,232,468
Derivative financial instruments	19	156,800	204,742
Taxes other than income tax	12	1,747,012	2,238,571
Licenses and concessions payable	20	1,027,234	1,099,116
Tax financing program	21	1,020,002	985,367
Provision for pension plan	25	459,267	767,121
Provisions	22	4,392,791	4,850,281
Other payables	23	2,533,452	570,005

Total non-current liabilities		43,031,476	40,947,671
Equity attributable to controlling shareholders	24
Share capital		7,471,209	7,308,753

The accompanying notes are an integral part of these consolidated financial statements.

Oi S.A. and Subsidiaries

Consolidated Balance Sheets as at December 31, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

Share issue costs	(56,547)	(56,609)
Capital reserves	3,977,623	4,302,535
Income reserves	2,323,992	1,330,977
Treasury shares	(2,104,524)	(2,104,524)
Other comprehensive income	(91,531)	(67,093)
Change in equity interest’s percentage	3,916	3,916
Reserve for additional dividends		391,322

	11,524,138	11,109,277
Equity attributable to noncontrolling shareholders

Total equity	11,524,138	11,109,277

Total equity and liabilities	70,096,071	69,150,054

The accompanying notes are an integral part of these consolidated financial statements.

Oi S.A. and Subsidiaries

Consolidated Income Statements

for the Years Ended December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Note	2013	2012	2011

Net operating revenue	4	28,422,147	25,161,031	9,245,255

Cost of sales and services	5	(15,259,215)	(12,670,413)	(4,586,565)

Gross profit		13,162,932	12,490,618	4,658,690

Operating income (expenses)
Equity in earnings of joint ventures	14	(17,750)	(12,880)
Selling expenses	5	(5,553,891)	(4,840,707)	(1,160,793)
General and administrative expenses	5	(3,519,419)	(2,993,131)	(1,444,627)
Other operating income	6	3,127,676	1,996,101	560,360
Other operating expenses	6	(1,912,931)	(1,880,352)	(1,046,343)

		(7,876,315)	(7,730,969)	(3,091,403)

Operating income before financial income (expenses) and taxes		5,286,617	4,759,649	1,567,287

Financial income	7	1,375,217	2,275,106	1,405,870
Financial expenses	7	(4,649,665)	(4,490,889)	(1,477,782)

Financial income (expenses), net	7	(3,274,448)	(2,215,783)	(71,912)

Income before taxes		2,012,169	2,543,866	1,495,375

Income tax and social contribution
Current	8	(418,498)	(932,871)	(205,730)
Deferred	8	(100,656)	173,932	(283,895)

Net income for the year		1,493,015	1,784,927	1,005,750

Net income attributed to controlling shareholders		1,493,015	1,784,890	1,005,731
Net income attributed to noncontrolling shareholders			37	19

Basic and diluted earnings per share	24(h)
Common shares – basic (R$)		0.91	1.09	0.61
Common shares – diluted (R$)		0.91	1.09	0.61
Preferred shares – basic (R$)		0.91	1.09	0.61
Preferred shares – diluted (R$)		0.91	1.09	0.61

The accompanying notes are an integral part of these consolidated financial statements.

Oi S.A. and Subsidiaries

Consolidated Comprehensive Income

for the Years Ended December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais - R$, unless otherwise stated)

	2013	2012	2011

Net income for the year	1,493,015	1,784,927	1,005,750

Increase due to corporate reorganization		87,550
Hedge accounting gain	(139,334)	52,634
Actuarial gains and (losses)	114,896	(168,293)

Total comprehensive income for the year	1,468,577	1,756,818	1,005,750

Comprehensive income attributable to controlling shareholders	1,468,577	1,756,781	1,005,731
Comprehensive income attributable to non-controlling shareholders		37	19

Statement of comprehensive income items are carried net of taxes.

The accompanying notes are an integral part of these consolidated financial statements.

Oi S.A. and Subsidiaries

Consolidated Statements of Changes in Equity for the Years Ended December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Attributable to owners of the Company
			Capital reserves								Income reserves
	Share capital	Share issue costs	Invest- ment grants	Share sub- scription premium	Goodwill special reserve on merger	Net assets - special reserve on merger	Interest on construction in progress	Special monetary correction – Law 8200/1991	Stock options	Other reserves	Legal	Investments	Treasury shares	Reserve for additional dividends	Retained earnings	Change in equity interest per- centage’	Other com- prehensive income	Total equity attributed to controlling shareholder’s	Non-con- trolling share- holder’s	Total equity
Balance at December 31, 2010	3,731,059		123,558	458,684	2,967,829	1,415,970	745,756	31,287	104	126,372	383,527	1,501,984	(149,642)					11,336,488	351	11,336,839
Redeemable bonus shares				(86,014)		(1,415,970)												(1,501,984)		(1,501,984)
Net income for the year															1,005,731			1,005,731	19	1,005,750
Allocation of net income for the year:
Declared dividends (R$0.4263 per share)															(251,433)			(251,433)		(251,433)
Proposed additional dividends (R$2.9647 per share)												(994,269)		1,748,567	(754,298)
At December 31, 2011	3,731,059		123,558	372,670	2,967,829		745,756	31,287	104	126,372	383,527	507,715	(149,642)	1,748,567				10,588,802	370	10,589,172
Adoption of CPC 33																	(38,984)	(38,984)		(38,984)
At January 1, 2012	3,731,059		123,558	372,670	2,967,829		745,756	31,287	104	126,372	383,527	507,715	(149,642)	1,748,567			(38,984)	10,549,818	370	10,550,188
Capital increase with redeemable shares	492,285				(492,285)
Cancellation of treasury shares				(99,822)						(49,820)			149,642
Corporate reorganization	3,085,409			(272,848)	(890,621)	2,309,296				(76,552)			(96,199)				87,550	4,146,035	40,094	4,186,129
Share issue costs		(56,609)																(56,609)		(56,609)
Stock option plan termination									(104)						104
Hedge accounting gain																	35,842	35,842		35,842
Subsidiaries’ hedge accounting gain																	16,792	16,792		16,792
Approval of proposed dividends														(1,748,567)				(1,748,567)		(1,748,567)
Redemption of bonus shares (R$0.3002 per share)					(492,285)													(492,285)		(492,285)
Interim dividends (R$0.3096 per share)												(507,715)						(507,715)		(507,715)
Withdrawal rights related to the corporate reorganization													(2,008,325)					(2,008,325)		(2,008,325)
Dividends and interest on capital declared by subsidiaries																			(1,536)	(1,536)
Acquisition on non-controlling interests																			(35,032)	(35,032)
Change in equity interest percentage																3,916		3,916	(3,916)
Other																			(17)	(17)
Net income for the year															1,784,890			1,784,890	37	1,784,927
Allocation of net income for the year:
Declared dividends (R$0.2720 shares)															(446,222)			(446,222)		(446,222)
Proposed additional dividends (R$0.2386 per share)														391,322	(391,322)
Investment reserve												947,450			(947,450)
Balance at December 31, 2012	7,308,753	(56,609)	123,558		1,092,638	2,309,296	745,756	31,287			383,527	947,450	(2,104,524)	391,322		3,916	(67,093)	11,109,277		11,109,277
Capital increase with redeemable shares	162,456				(162,456)
Redeemable bonus shares					(162,456)													(162,456)		(162,456)
Share issue costs		62																62		62
Approval of proposed additional dividends														(391,322)				(391,322)		(391,322)
Interim dividends (R$03.049 per share)												(500,000)						(500,000)		(500,000)
Net income for the year															1,493,015			1,493,015		1,493,015
Hedge accounting losses																	(119,229)	(119,229)		(119,229)
Subsidiaries’ hedge accounting loss																	(20,105)	(20,105)		(20,105)
Actuarial gains and (losses)																	113,972	113,972		113,972
Subsidiaries’ actuarial gains and (losses)																	924	924		924
Allocation of profit for the year:
Recognition of investment reserve												1,493,015			(1,493,015)
	7,471,209	(56,547)	123,558		767,726	2,309,296	745,756	31,287			383,527	1,940,465	(2,104,524)			3,916	(91,531)	11,524,138		11,524,138
Balance at December 31, 2013	7,471,209	(56,547)				3,977,623						2,323,992	(2,104,524)			3,916	(91,531)	11,524,138		11,524,138

The accompanying notes are an integral part of these consolidated financial statements.

Oi S.A. and Subsidiaries

Consolidated Statements of Cash Flows

for the Years Ended December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais - R$, unless otherwise stated)

	2013	2012	2011
Cash flows from operating activities
Income before taxes	2,012,169	2,543,866	1,495,375

Items not affecting cash
Charges, interest income, and inflation adjustment (i)	4,329,432	4,045,769	127,521
Depreciation and amortization	4,278,477	3,220,589	1,044,226
Provision for doubtful accounts	849,779	502,509	332,808
Provisions	381,949	399,632	570,672
Provision for pension plan	10,325	8,118	7,237
Share of profits of subsidiaries	17,750	12,880
Loss on disposal of permanent assets	395,004	267,273	12,693
Income from asset sales	(214,127)	(389,128)
Provision for concession fee	93,563	121,430	49,019
Employee and management profit sharing	(115,671)	386,639	27,449
Derivative transactions	(1,158,520)	(942,021)	49,251
Inflation adjustment on related parties and private debentures (ii)		(48,233)	(306,548)
Inflation adjustment on provisions (iii)	246,205	233,017	167,087
Inflation adjustment on tax refinancing program (iv)	81,262	81,371	46,299
Inflation adjustment estimate of judicial deposit (iii)			198,853
Expired dividends	(35,744)	(74,732)	(50,330)
Other	1,851,062	1,376,661	204,319
Changes in assets and liabilities:
Trade receivables	556,009	(1,722,341)	(274,193)
Inventories	(53,696)	(234,494)	8,102
Taxes	(594,144)	583,571	152,874
Held-for-trading short and long term investments	(6,230,243)	(8,885,812)	(3,811,531)
Redemptions of held-for-trading short and long term investments	8,203,246	8,963,131	3,641,371
Trade payables	(250,056)	(761,011)	(185,429)
Payroll, related taxes and benefits	(972)	64,290	(69,200)
Provisions	(934,039)	(771,155)	(365,042)
Provision for pension plan	(124,246)	(100,526)	(96,148)
Other assets and liabilities	(3,535,925)	(1,272,604)	(324,575)
Financial charges paid	(2,448,391)	(2,502,884)	(496,843)
Income tax and social contribution paid - Company	(314,221)	(992,820)	(205,326)
Income tax and social contribution paid - third parties	(325,931)	(286,538)	(110,690)
Dividends received	65,006	83,087	—

Cash flows from operating activities	7,035,312	3,909,534	1,839,301

The accompanying notes are an integral part of these consolidated financial statements.

Oi S.A. and Subsidiaries

Consolidated Statements of Cash Flows

for the Years Ended December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais - R$, unless otherwise stated)

(continued)

	2013	2012	2011

Cash flows from investing activities
Purchase of property, plant and equipment and intangible assets	(5,976,488)	(5,329,827)	(883,611)
Due from related parties and debentures - receipts		133,023	—
Proceeds from sale of property, plant and equipment	4,127	716,475	21,438
Judicial deposits	(1,693,945)	(2,409,166)	(1,467,182)
Redemption of Judicial deposits	958,529	747,696	243,535
Available-for-sale financial asset		(250,186)	—
Acquisition on non-controlling interests		(35,032)	—
Cash flow arising on the loss of control of subsidiaries	(50,732)
Other	(11,796)	(67,657)	(3,066)

Cash flows from investing activities	(6,770,305)	(6,494,674)	(2,088,886)

Cash flows from financing activities
Loans and financing, net of debt issuance cost	3,434,762	7,067,093	4,586,555
Repayment of principal of loans, financing and derivatives	(3,567,958)	(4,980,381)	(1,095,808)
Cash and cash equivalents acquired by merger		4,930,186
Licenses and concessions	(710,968)	(319,667)	(79,926)
Tax refinancing program	(174,455)	(153,227)	(29,887)
Payment of dividends and interest on capital	(1,280,162)	(2,405,419)	(462,223)
Share reimbursement		(2,008,325)
Bonus shares		(1,155,811)

Cash flows from financing activities	(2,298,781)	974,449	2,918,711

Foreign exchange differences on cash equivalents	50,443	14,346	118,443

Cash flows for the year	(1,983,331)	(1,596,345)	2,787,569

Cash and cash equivalents

Cash and cash equivalents at end of year	2,424,830	4,408,161	6,004,506
Cash and cash equivalents at beginning of year	4,408,161	6,004,506	3,216,937

Increase in cash and cash equivalents	(1,983,331)	(1,596,345)	2,787,569

(i)	Includes: (1) inflation adjustment on provision for pension plans that are adjusted by estimated inflation rate based on actuarial assumptions (see note 25) and (2) inflation adjustment on licenses and concessions payable that are adjusted by Telecommunications Service Index (IST) plus 1% p.m. and General Price Index - Domestic Availability (IGP-DI) plus 1% p.m.;
(ii)	Adjusted for inflation by reference to the 4% p.y. compound DI rate variation;
(iii)	Adjusted for inflation in accordance with the specific indexes defined by the respective courts or legislation in force;
(iv)	Adjusted for inflation by Special System for Settlement and Custody Rate – Selic variation 7,25% p.y.

Oi S.A. and Subsidiaries

Consolidated Statements of Cash Flows

for the Years Ended December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais - R$, unless otherwise stated)

Additional disclosures relating to the statement of cash flows

Non-cash transactions

	2013	2012	2011
Acquisition of property, plant and equipment and intangible assets (incurring liabilities)	637,884	1,146,565	413,460
Offset of judicial deposits against provisions	495,259	378,693	254,693
Offset of judicial deposits against taxes		—	158,281

Corporate reorganization

The assets acquired and the liabilities assumed on February 27, 2012 after the corporate reorganization commented in Note 1 are summarized below.

Cash and cash equivalents	4,930,186
Recoverable taxes	5,084,467
Investments	60,307
Property, plant and equipment	15,011,937
Intangible assets	2,693,297
Borrowings and financing	(21,101,747)
Taxes payable	(2,288,777)
Other assets and liabilities	(243,635)
Merged net assets	4,146,035

Oi S.A. and Subsidiaries

Consolidated Statements of Value Added

for the Years Ended December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais - R$, unless otherwise stated)

	2013	2012	2011
Revenue
Sales of goods and services	45,252,584	39,900,634	16,406,661
Voluntary discounts and returns	(7,291,814)	(5,908,606)	(3,830,034)
Allowance for doubtful accounts	(849,779)	(502,509)	(332,808)
Other income	3,059,168	1,947,124	532,321

	40,170,159	35,436,643	12,776,140

Inputs purchased from third parties
Interconnection costs	(3,965,623)	(3,914,543)	(1,711,219)
Supplies and power	(892,830)	(858,143)	(325,141)
Cost of sales	(585,656)	(576,664)	(27,081)
Third-part services	(9,482,934)	(8,112,951)	(2,569,297)
Other	(1,031,684)	(980,320)	(192,831)

	(15,958,727)	(14,442,621)	(4,825,569)

Gross value added	24,211,432	20,994,022	7,950,571

Retentions
Depreciation and amortization	(4,278,477)	(3,220,589)	(1,044,226)
Provisions (includes inflation adjustment)	(628,154)	(632,649)	(737,759)
Other expenses	(396,737)	(143,612)	(104,365)

	(5,303,368)	(3,996,850)	(1,886,350)

Wealth created by the Company	18,908,064	16,997,172	6,064,221

Value added received as transfer
Share of profits of subsidiaries	(17,750)	(12,880)
Financial income	1,375,217	2,275,106	1,405,870

	1,357,467	2,262,226	1,405,870

Wealth for distribution	20,265,531	19,259,398	7,470,091

Wealth distributed Personnel
Salaries and wages	(1,401,480)	(1,517,035)	(568,720)
Benefits	(404,991)	(310,046)	(165,741)
Severance Pay Fund (FGTS)	(150,316)	(113,749)	(49,801)
Other	(68,661)	(56,354)	(1,817)

	(2,025,448)	(1,997,184)	(786,079)

Taxes and fees
Federal	(2,242,255)	(2,096,625)	(1,087,405)
State	(7,951,660)	(7,385,323)	(2,811,414)
Municipal	(89,368)	(74,446)	(23,540)

	(10,283,283)	(9,556,394)	(3,922,359)

Lenders and lessors
Interest and other financial charges	(4,397,101)	(4,317,734)	(1,304,988)
Rents, leases and insurance	(2,066,684)	(1,603,159)	(450,915)

	(6,463,785)	(5,920,893)	(1,755,903)

Shareholders
Non-controlling interests		(37)	(19)
Dividends		(446,222)	(251,433)
Retained earnings	(1,493,015)	(1,338,668)	(754,298)

	(1,493,015)	(1,784,927)	(1,005,750)

Wealth distributed	(20,265,531)	(19,259,398)	(7,470,091)

The accompanying notes are an integral part of these consolidated financial statements.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

1.	GENERAL INFORMATION

Oi S.A. (“Company” or “Oi”), is a Switched Fixed-line Telephony Services (“STFC”) concessionaire, operating since July 1998 in Region II of the General Concession Plan (“PGO”), which covers the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul, and the Federal District, in the provision of STFC as a local and intraregional long-distance carrier. Since January 2004, the Company also provides domestic and international long-distance services in all Regions and local services outside Region II started to be provided in January 2005. These services are provided under concessions granted by Agência Nacional de Telecomunicações - ANATEL (National Telecommunications Agency), the regulator of the Brazilian telecommunications industry.

The Company is headquartered in Brazil, in the city of Rio de Janeiro, at Rua do Lavradio, 71 – 2º andar.

The Company also holds: (i) through its wholly-owned subsidiary Telemar Norte Leste S.A. (“TMAR”) a concession to provide fixed telephone services in Region I and nationwide International Long-distance services; (ii) through its indirect subsidiary TNL PCS S.A. (“TNL PCS”) a license to provide mobile telephony services in Regions I and III; (iii) through its indirect subsidiary Oi Móvel S.A. (“Oi Móvel”) a license to provide mobile telephony services in Region II.

The local and nationwide STFC long-distance concession agreements entered into by the Company and its subsidiary TMAR with the ANATEL are effective until December 31, 2025. These concession agreements provide for reviews on a five-year basis and in general have a higher degree of intervention in the management of the business than the licenses to provide private services, and also include several consumer protection provisions, as perceived by the regulator.

The terms of the licensing agreements are disclosed in Note 16.

The Company is registered with the Brazilian Securities and Exchange Commission (“CVM”) and the U.S. Securities and Exchange Commission (“SEC”). Its shares are traded on the São Paulo Mercantile and Stock Exchange (“BM&FBOVESPA”) and its American Depositary Receipts (“ADRs”) are traded on the New York Stock Exchange (“NYSE”).

The Company’s financial statements were analyzed and approved by the Board of Directors, and authorized for issuance at the meeting held on March 10, 2014.

The interests held in Company subsidiaries, less treasury shares, are as follows:

Company	Business	Home country	Direct 2013	Indirect 2013	Direct 2012	Indirect 2012
Oi Móvel	Mobile telephony – Region II	Brazil		100%	100%
Brasil Telecom Comunicação Multimídia Ltda. (“BrT Multimídia”)	Data traffic	Brazil		100%	99.99%	100%
BrT Card Serviços Financeiros Ltda. (“BrT Card”)	Financial services	Brazil		100%	100%
Brasil Telecom Call Center S.A. (“BrT Call	Call center and	Brazil		100%	100%

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Company	Business	Home country	Direct 2013	Indirect 2013	Direct 2012	Indirect 2012
Center”)	telemarketing services
BrT Serviços de Internet S.A. (“BrTI”)	Holding company	Brazil		100%	100%
Internet Group do Brasil S.A (“iG Brasil”)	Internet	Brazil		100%		100%
Brasil Telecom Cabos Submarinos Ltda. (“BrT CS”) (i)	Data traffic	Brazil			99.99%	100%
Brasil Telecom Subsea Cable Systems (Bermuda) Ltd. (i)	Data traffic	Bermuda				100%
Brasil Telecom of America Inc. (i)	Data traffic	United States of America				100%
Brasil Telecom de Venezuela, S.A. (“BrT Venezuela”)	Data traffic	Venezuela	100%			100%
Brasil Telecom de Colombia, Empresa Unipersonal (i)	Data traffic	Colombia				100%
Oi Paraguay Comunicaciones SRL	Data traffic	Paraguay		100%		100%
Rio Alto Participações S.A. (“Rio Alto”)	Receivables portfolio management and interests in other entities	Brazil	50%		100%
Copart 5 Participações S.A. (“Copart 5”)	Property investments	Brazil		100%	100%
Telemar Norte Leste S.A.	Fixed-line telephony – Region I	Brazil	100%		100%
TNL PCS S.A. (ii)	Mobile Telephony – Regions I and III	Brazil		100%		100%
Paggo Empreendimentos S.A.	Payment and credit systems	Brazil		100%		100%
Paggo Acquirer Gestão de Meios de Pagamentos Ltda.	Payment and credit systems	Brazil		100%		100%
Paggo Administradora de Crédito Ltda. (“Paggo Administradora”)	Payment and credit systems	Brazil		100%		100%
Oi Serviços Financeiros S.A. (“Oi Serviços Financeiros”)	Property investments	Brazil	99.87%	100%	99.87%	100%
Copart 4 Participações S.A. (“Copart 4”)	Property investments	Brazil		100%		100%
Telemar Internet Ltda. (“Oi Internet”)	Internet	Brazil		100%		100%
Dommo Empreendimentos Imobiliários S.A.	Purchase and sale of real estate	Brazil		100%		100%
SEREDE – Serviços de Rede S.A.	Network services	Brazil	0.01%	99.99%	0.01%	99.99%
Pointer Networks S.A. (“Pointer”)	Wi-Fi internet	Brazil		100%		100%
VEX Wifi Tec España S.L	Wi-Fi internet	Spain		100%		100%
VEX Venezuela C.A	Wi-Fi internet	Venezuela		100%		100%
VEX Wifi S.A	Wi-Fi internet	Uruguay		100%		100%
VEX Ukraine LLC	Wi-Fi internet	Ucrânia		90%		90%
VEX USA Inc	Wi-Fi internet	United States of America		100%		100%
VEX Bolivia	Wi-Fi internet	Bolivia		100%		100%
Pointer Networks S.A. – SUC Argentina	Wi-Fi internet	Argentina		100%		100%
VEX Wifi Canada Ltd	Wi-Fi internet	Canada		100%		100%
VEX Chile Networks Serv Tec Ltda	Wi-Fi internet	Chile		100%		100%
VEX Colombia Ltda	Wi-Fi internet	Colombia		100%		100%
VEX Paraguay S.A.	Wi-Fi internet	Paraguay		99.99%		99.99%
Pointer Peru S.A.C	Wi-Fi internet	Peru		100%		100%
VEX Portugal S.A.	Wi-Fi internet	Portugal		98.58%		98.58%

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Company	Business	Home country	Direct 2013	Indirect 2013	Direct 2012	Indirect 2012
VEX Panamá S.A.	Wi-Fi internet	Panama		100%		100%
Oi Brasil Holdings Cooperatief UA (“Oi Holanda”)	Payment and credit systems	The Netherlands	100%		100%
Circuito das Águas Telecom S.A.	Property Investments	Brazil		100%		100%
Caryopoceae Participações S.A.	Property Investments	Brazil		100%		100%
Bryophyta SP Participações S.A.	Property Investments	Brazil		100%		100%

(i)	Company sold in December de 2013, as described in Note 1.
(ii)	Company merged in February 2014, as described in Note 30.

The equity interest in joint arrangements are measured using the equity method and are as follows:

Company	Business	Home country	Direct 2013	Indirect 2013	Direct 2012	Indirect 2012
Companhia AIX de Participações (“AIX”)	Data traffic	Brazil		50%		50%
Paggo Soluções e Meios de Pagamento S.A. (“Paggo Soluções”)	Financial company	Brazil		50%		50%

Amendment of Company Bylaws

The Company’s Extraordinary Shareholders’ Meeting held on November 7, 2012 approved the amendment to the Company’s Bylaws to adapt them to the new rules BM&FBOVESPA’s (São Paulo Stock Exchange) Level 1 of Corporate Governance Listing Regulations to allow the Company to enter said corporate governance level.

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

The simplified organization chart below shows the corporate structure before and after the corporate reorganization:

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

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

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Oi’s Extraordinary Shareholders’ Meeting (ESM) held on February 27, 2012 also approved the Oi redeemable bonus preferred shares proposal attributed exclusively to BrT shareholders prior to the merger, totaling R$1.5 billion. The base date of the bonuses payable to shareholders whose shares are traded on the BM&FBOVESPA and shareholders whose shares are traded on the NYSE was March 29, 2012 (deadline to exercise withdrawal rights). Accordingly, beginning March 30, 2012, these shares were traded ex-bonus on the stock exchange. On April 9, 2012, the redemption amount of the redeemable shares was paid proportionally to the each shareholder’s interest in share capital social and on the same date the reimbursement amount was paid to any withdrawing TNL and TMAR shareholders, which totaled R$2.0 billion. The amount of the redeemed shares above was deducted from the calculation of the approved share exchange ratios.

The table below shows the exchange ratios resulting from the mergers of TNL and Coari with and into Oi:

Original share/Replacement share	Exchange ratio
TNLP3 / BRTO3	2.3122
TNLP4 / BRTO4	2.1428
TNLP4 / BRTO3	1.8581
TMAR3 / BRTO3	5.1149
TMAR5 and TMAR6/BRTO4	4.4537
TMAR5 and TMAR6/BRTO3	3.8620

The common and preferred shares of Oi S.A. started to be traded, under their new tick code OIBR3 and OIBR4, respectively, on April 9, 2012.

In addition to the relevant corporate approvals, the corporate reorganization was approved by the ANATEL on October 27, 2011. Additionally, the shares to be issued by Oi S.A. in this context were registered with the SEC, and we obtained the consent of Oi companies’ creditors to implement the corporate reorganization, where applicable.

The impacts of all stages of the corporate reorganization were prospectively accounted for based on the book net assets of each company. The resulting increase in its consolidated financial statements amounts to R$4,146,035.

As a result of the corporate reorganization, the balance sheet and profit and loss balances of the Company and its consolidated financial statements have been affected as from the date the transaction was approved, on February 27, 2012, and with respect to profit or loss as from February 28, 2012, when it started to include the balances and transactions arising from the operations of TMAR and its subsidiaries.

Corporate Reorganization of the iG Group undertaken in October 2012

On October 24, 2012, our Board of Directors approved the corporate reorganization of the iG Group’s subsidiaries by undertaking the following steps: (i) BrTI capital increase, by the Company, amounting to R$51,828, paid in by transferring our stake in NTPA (99.99%), iG Participações (“iG Part”) (0.16%), and iG Brasil (13.64%); (ii) BrTI capital reduction, amounting to R$48,807, by transferring the investment held in BrT Multimídia to the Company, and (iii) mergers of iG Part

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

with and into iG Brasil and NTPA with and into BrTI, at their carrying amounts, and as a result iG Brasil became a wholly-owned subsidiary of BrTI.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Other mergers undertaken in 2012

During October, November, and December 2012, several mergers were undertaken involving Oi Group holdings and dormant companies to streamline the corporate structure. The equity of the merged companies was valued at their carrying amounts.

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

2013 Corporate Reorganization

On January 31, 2013, as a sequence to the Corporate Reorganization, the Board of Directors authorized the Company to increase the capital of its wholly-owned subsidiary TMAR through the transfer of investments, other assets, and intercompany debentures.

The purpose of this reorganization is to streamline the corporate structure, reduce intragroup debt, and obtain operating synergy gains.

GlobeNet

As disclosed in the material fact notice published on July 15, 2013, the Company entered into an agreement with BTG Pactual YS Empreendimentos e Participações S.A. under which it agrees to transfer all its stake in subsidiary BrT CS, subject to certain, contractually provided for adjustments. BrT CS, wholly-owned subsidiary of the “GlobeNet” group, controls part of the Oi Group’s fixed telephony/data through the provision of integrated data services with fiber optics connection points in the United States, Bermuda, Venezuela, and Brazil. It is part of the scope of the underwater optical fiber cable system transfer transaction and the supply of capacity by GlobeNet to the Company and its subsidiaries.

This transaction was subject to the compliance of certain conditions precedent laid down in the agreement, including the necessary approval of the regulators and competent protection agencies in the different jurisdictions where GlobeNet operates, pursuant to the relevant legal terms and conditions.

As disclosed in the material fact notice published on December 23, 2013, the Company announced the completion of the transaction, where the Company transfers its entire equity interests in GlobeNet to BTG Pactual YS Empreendimentos e Participações S.A. The financial settlement of the transaction, amounting to R$1,779 million, was made in January 2014.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The gain on the sale of GlobeNet, amounting to R$ 1,497 million was recognized in other operating income, less related transaction costs.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies detailed below have been consistently applied in all fiscal years presented in this Consolidated financial statements, and have been consistently applied both by the Company and its subsidiaries.

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

(b)	Adoption of new accounting policies

In presenting in the comparative financial statements for the year ended December 31, 2012 we made adjustments to retrospectively present the effects of adopting CPC 33 (R1) and CPC 19 (R2), effective beginning January 1, 2013. In accordance with paragraph 40 of CPC 26(R2), the Company is not presenting a third balance sheet, as at the beginning of the prior period because the retrospective application of these standards would not have a material impact on the balance sheet as at January 1, 2012.

The adjustments made to the presentation of the financial statements for the year ended December 31, 2012 as shown in the tables below:

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

	Balances originally presented at 12/31/2012	Actuarial gains and losses (i)	Joint ventures (ii)	Adjusted balance at 12/31/2012
Current assets	21,144,786		(6,817)	21,137,969
Cash and cash equivalents	4,413,042		(4,881)	4,408,161
Cash investments	2,425,907			2,425,907
Derivative instruments	640,229			640,229
Accounts receivable	7,018,497		(964)	7,017,533
Inventories	385,165			385,165
Current recoverable taxes	1,726,369		(54)	1,726,315
Other taxes	1,557,177			1,557,177
Judicial deposits	2,068,315			2,068,315
Pension plan assets	9,311			9,311
Other assets	900,774		(918)	899,856
Non-current assets	47,932,108	79,372	605	48,012,085
Cash investments	63,692			63,692
Derivative instruments	348,870			348,870
Deferred taxes recoverable	8,210,906	106,779	(1,710)	8,315,975
Other taxes	738,019			738,019
Available-for-sale financial asset	905,829			905,829
Judicial deposits	9,722,731		(206)	9,722,525
Pension plan assets	101,114	(27,407)		73,707
Held-for-sale assets	94,522			94,522
Other assets	318,500		(47,798)	270,702
Investments	80,712		98,882	179,594
Property, plant and equipment	23,110,061		(6,963)	23,103,098
Intangible assets	4,237,152		(41,600)	4,195,552

Total assets	69,076,894	79,372	(6,212)	69,150,054

Current liabilities	17,096,423		(3,317)	17,093,106
Payroll, related taxes and benefits	774,166		(1,031)	773,135
Trade payables	4,658,849		(914)	4,657,935
Borrowings and financing	3,113,621			3,113,621
Derivative instruments	309,555			309,555
Current taxes payable	1,065,754			1,065,754
Other taxes	2,248,075		(233)	2,247,842
Dividends and interest on capital	655,306			655,306
Licenses and concessions payable	1,058,881			1,058,881
Tax refinancing program	99,732			99,732
Provisions	1,569,356			1,569,356
Provisions for pension funds	103,666			103,666
Other payables	1,439,462		(1,139)	1,438,323
Non-current liabilities	40,663,917	286,649	(2,895)	40,947,671
Borrowings and financing	30,232,468			30,232,468
Derivative instruments	204,742			204,742
Other taxes	2,238,571			2,238,571
Licenses and concessions payable	1,099,116			1,099,116
Tax refinancing program	985,367			985,367
Provisions	4,851,273		(992)	4,850,281
Provisions for pension funds	480,471	286,649		767,120
Other payables	571,909		(1,903)	570,006
Equity	11,316,554	(207,277)		11,109,277
Issued capital	7,308,753			7,308,753
Share issue costs	(56,609)			(56,609)
Capital reserves	4,302,535			4,302,535
Income reserves	1,330,977			1,330,977
Treasury shares	(2,104,524)			(2,104,524)
Other comprehensive income	140,184	(207,277)		(67,093)
Change in equity interest percentage	3,916			3,916
Proposed additional dividends	391,322			391,322

Total liabilities and equity	69,076,894	79,372	(6,212)	69,150,054

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Reconciliation of equity at December 31, 2012:

Equity originally presented	11,316,554
Non-controlling interests originally presented

Equity	11,316,554
Adjustments:
Actuarial gains and (losses) (i)	(207,277)
Actuarial gains and (losses) in subsidiaries (i)

(207,277)
Attributable to:
Controlling shareholder	(207,277)
Non-controlling interests

Adjusted equity	11,109,277

Attributable to:
Controlling shareholder	11,109,277
Non-controlling interests

Reconciliation of net income for the period ended December 31, 2012:

	Balances originally presented at 12/31/2012	Joint ventures (ii)	Adjusted balance at 12/31/2012

Revenue from sales and/or services	25,169,230	(8,199)	25,161,031
Cost of sales and services	(12,673,253)	2,840	(12,670,413)
Gross profit	12,495,977	(5,359)	12,490,618
Operating income/expenses	(7,735,838)	4,869	(7,730,969)
Selling expenses	(4,847,297)	6,590	(4,840,707)
General and administrative expenses	(2,998,437)	5,306	(2,993,131)
Other operating income	1,996,122	(12,901)	1,983,221
Other operating expenses	(1,886,226)	5,874	(1,880,352)
Income before financial income/expenses and taxes	4,760,139	(490)	4,759,649
Financial income/(expenses)	(2,215,527)	(256)	(2,215,783)
Financial income	2,275,372	(266)	2,275,106
Financial expenses	(4,490,899)	10	(4,490,889)
Income/loss before taxes on income	2,544,612	(746)	2,543,866

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Income tax and social contribution	(759,685)	746	(758,939)
Current	(934,079)	1,208	(932,871)
Deferred	174,394	(462)	173,932
Profit from continuing operations	1,784,927		1,784,927
Consolidated net income for the period	1,784,927		1,784,927
Attributable to owners of the Company	1,784,890		1,784,890
Attributable to noncontrolling interests	37		37

Reconciliation of cash flows for the year ended December 31, 2012:

Cash flows	Balances originally presented at 12/31/2012	Total impact of changes in CPCs	Adjusted balance at 12/31/2012

Cash flows from operating activities	3,858,934	50,600	3,909,534
Cash flows from investing activities	(6,439,193)	(55,481)	(6,494,674)
Cash flows from financing activities	974,449		974,449

(i)	Employee benefits

CPC 33 (R1) excludes the possibility of using the “corridor method” to recognize the actuarial gains and losses of the defined benefit plans.

Beginning on the adoption of the new pronouncement, actuarial gains and losses are fully recognized in equity (other comprehensive income). These amounts do not go through income or loss and remain in other comprehensive income.

(ii)	Joint ventures

CPC 19 (R2) eliminates the possibility of opting for the proportionate consolidation of joint ventures. Beginning on the adoption of the new pronouncement, joint ventures are valued exclusively by the equity method of accounting. The Company holds interests in the joint ventures Paggo Soluções e Meios de Pagamento S.A. and Companhia AIX de Participações.

(c)	Significant accounting policies

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

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Commission (CVM) and incorporates the financial statements of the Company’s direct and indirect subsidiaries. The main consolidation procedures are as follows:

•	the balances of assets, liabilities, income and expenses, according to their accounting nature, are added up;

•	intragroup assets and liabilities and material income and expenses are eliminated;

•	investments and related interests in the equity of subsidiaries are eliminated;

•	non-controlling interest in equity and profit or loss for the year are separately stated; and

•	exclusive investment funds (Note 9) are consolidated.

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

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The Company has a subsidiary in Venezuela whose economy is considered a hyperinflationary economy.

The Company’s management analyzed the effect of hyperinflation of the consolidated financial statements and concluded that the impact of inflation adjustment for the period is immaterial as this subsidiary’s equity (base for the hyperinflationary effects) as at December 31, 2013, is R$20,739 (2012 – equity deficiency of R$2,563).

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

Business combinations

The Company elected to adopt the exemption from the remeasurement of business combinations undertaken before the date of transition to CPCs—January 1, 2009—pursuant to CPC 37. The excess amounts paid, therefore, are measured and classified using their original bases. The Company depreciates amounts recognized based on the appreciation of the acquired assets, according to the useful lives of the underlying assets, and tests such assets to determine any asset impairment losses when there is evidence of impairment; on the other hand, the Company tests for impairment amounts based on future earnings (goodwill) on an annual basis.

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

Cash investments

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Classified according to their purpose as: (i) held for trading securities; (ii) held to maturity; and (iii) available for sale.

Trading securities are measured at fair value and their effects are recognized in profit or loss. Held-to-maturity investments are measured at cost plus income earned, less the allowance for adjustment to probable recoverable amount, when applicable, and its effects are recognized in profit or loss. Available-for-sale investments are measured at fair value and their effects are recognized in valuation adjustments to equity, when applicable.

Accounts receivable

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

Available-for-sale financial asset

Available-for-sale financial assets as non-derivative financial assets that are designated as available for sale or that are not classified as (a) loans and receivables, (b) held-to-maturity investments, or (c) financial assets at fair value through profit or loss. The Company initially records available-for-sale financial assets at their fair value plus any cost of cost directly attributable to the transaction. After their initial recognition, they are measured at fair value and any changes, other than impairment losses and foreign currency differences on translating available-for-sale debt instruments, are recognized in other comprehensive income and presented as part of equity. When an investment is derecognized, the gains or losses accumulated in other comprehensive income.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Investments

Financial information on associated companies and joint ventures is recognized by the equity method. Other investments are carried at cost, less an allowance for write-down to realizable value, when applicable.

Property, plant and equipment

Property, plant and equipment are stated at cost of purchase or construction, less accumulated depreciation. Historical costs include expenses directly attributable to the acquisition of assets. They also include certain costs on facilities, when it is probable that the future economic benefits related to such costs will flow into the Company, and asset dismantlement, removal and restoration costs. The borrowings and financing costs directly attributable to the purchase, construction or production of a qualifying asset are capitalized in the initial cost of such asset. Qualifying assets are those that necessarily require a significant time to be ready for use.

Subsequent costs are added to the carrying amount as appropriate, when, and only when, these assets generate future economic benefits and can be reliably measured. The residual balance of the replaced asset is written off. Maintenance and repair costs are recorded in profit or loss for the period when they are incurred, and they are capitalized when, and only when, they clearly represent an increase in installed capacity or the useful lives of assets.

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

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

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

Impairment of long-lived assets

Assets are tested for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets might be impaired. Long-lived assets may be identified as assets that have indefinite useful lives and assets subject to depreciation and amortization (property, plant and equipment and intangible assets). Impairment losses, if any, are recognized in the amount by which the carrying amount of an asset exceeds its recoverable value. Recoverable value is the higher of fair value less cost to sell and the value in use. In order to be tested for impairment, assets are grouped into the smallest identifiable group for which there are cash-generating units (CGUs), and projections are made based on discounted cash flows, supported by expectations on the Company’s operations.

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

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Discount to present value

The Company values its financial assets and financial liabilities to identify instances of applicability of the discount to present value. Leased assets are discounted to present value.

Generally, when applicable, the discount rate used is the average return rate on investments for financial assets or interest charged on Company borrowings for financial liabilities. The balancing item is the asset or liability that has originated the financial instrument, when applicable, and the deemed borrowing costs are allocated to the Company’s profits over the transaction term.

The Company believes that none of the assets and liabilities as at December 31, 2013 and 2012 is subject to the discount to present value, in view of the following factors: (i) their nature; (ii) short-term realization of certain balances and transactions; (iii) absence of monetary assets and monetary liabilities with observable or unobservable embedded interest. Financial instruments measured at the amortized costs are adjusted for inflation using relevant contractual indices.

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

Borrowings and financing

Carried at amortized cost, plus inflation adjustment or foreign exchange differences and interest incurred through the end of the reporting period.

Transaction costs incurred are measured at amortized cost and recognized in liabilities, as a reduction to the balance of borrowings and financing, and are expensed over the relevant agreement term.

Derivative financial instruments

Derivative financial instruments are contracted to mitigate exposure to market risks arising from changes in exchange rates on foreign currency-denominated debts and short-term investments held abroad, and also from changes in the floating rates of debt.

Derivatives are initially recognized at cost at the inception of the derivative contract and are subsequently measured at fair value. Changes in the fair value of any of these derivatives are recorded directly in the income statement.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

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

The effective portion, as defined in CPC 38, is recognized in an equity line item called ‘Other comprehensive income’, net of taxes, and is reclassified to financial income (expenses) using the effective rate. The ineffective portion, measured after the quarterly effectiveness tests, is recognized in financial income (expenses) in the same period it occurs.

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

The required information on derivative financial instruments and the effects recognized by the Company and its subsidiary TMAR for the year ended December 31, 2013 are described in Note 3.

Provisions

The amount recognized as provision is the best estimate of the disbursement required to settle the present obligation at the end of the reporting period, based on the opinion of the management and its in-house and external legal counsel, and the amounts are recognized based on the cost of the expected outcome of ongoing lawsuits.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The increase in the obligation as a result of the passage of time is recognized as financial expenses.

Employee benefits

•	Pension plans: private pension plans and other postretirement benefits sponsored by the Company and its subsidiaries for the benefit of their employees are managed by two foundations. Contributions are determined based on actuarial calculations, when applicable, and charged to profit or loss on the accrual basis.

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

The actuarial gains and losses resulting from the changes in the actuarial valuations of the pension plans, whose actuarial obligations or actuarial assets are recorded by the Company, are fully recognized in other comprehensive income, in equity (Note 24).

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

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

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

The subsidiaries Oi Móvel and TNL PCS implemented a customer loyalty program (“Oi Pontos”), under which mobile telephony customers accumulate points related to the amounts paid for mobile telephony, fixed telephony, internet and pay TV services, which can be exchanged for mobile telephony service packages, handset discounts, events available at “Oi experiences” and/or transferred to the Multiplus Fidelidade Program (partner of said subsidiaries) to be exchanged for several other awards of this program, such as air tickets, fuel in gas stations, etc.

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

Financial income and expenses

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Financial income is recognized on the accrual basis and comprises interest on receivables settled after due date, gains on short-term investments and gains on derivative instruments. Financial expenses represent interest effectively incurred and other charges on borrowings, financing, derivative contracts, and other financial transactions.

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

Earnings per share

Basic earnings per share are calculated using profit for the period attributable to the owners of the Company and noncontrolling interests and the weighted average number of common and preferred shares outstanding in the period. Diluted earnings per share are calculated using said weighted average number of outstanding shares adjusted by potentially dilutive convertible instruments in the reporting periods, pursuant to CPC 41.

Statements of value added

The Company prepared the individual and consolidated statements of value added (“DVA”) as required by CPC 09 Statements of Value Added, which are presented as an integral part of the

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

financial statements in accordance with the accounting practices adopted in Brazil applicable to publicly-traded companies.

Statements of cash flows

The statement of cash flows is prepared in accordance with CPC03 (R2), under the indirect method. The Company classifies in line item ‘Cash and cash equivalents’ the balances amounts immediately convertible into cash and highly-liquid investments (usually with maturities of less than three months) subject to an immaterial risk of change in value.

Cash flows are classified in the statements of cash flows, depending of their nature, as (i) operating activities; (ii) investing activities; and (iii) financing activities. Cash flows arising from operating activities basically comprise trade receivables, trade payables, personnel expenses, financial charges, and losses on lawsuits. Cash flows arising from investing activities basically comprise the acquisition and disposal of investments, escrow deposits and withdrawals, and cash payments and cash receipts from the purchase and sale of property, plant and equipment, intangibles and other long-term assets. Cash flows arising from financing activities basically comprise cash payments and cash proceeds related to borrowings and financing, loans, derivatives, and dividends and interest on capital.

(d)	Critical estimates and accounting judgments

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

Allowance for doubtful accounts

The allowance for doubtful accounts is set to recognize probable losses on receivables, as described in Note 2, taking into account the actions taken to restrict the provision of services to and collect default customers.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

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

Depreciation and amortization of assets with finite useful lives

Property, plant and equipment items and intangible assets with finite useful lives are depreciated and amortized, respectively, on a straight-line basis, over the useful life of the related asset. The depreciation and amortization rates of the most significant assets are shown in Notes 15 and 16, respectively.

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

Provisions

The Company recognizes provisions for losses in labor, tax and civil lawsuits, as administrative proceedings, as presented in Note 22. The recognition of a provision for contingent liabilities is based on the assessment of the risk of loss made for each proceeding, which includes assessing available evidences recent decisions and statistical assumptions, and reflects a reasonable estimate as assessed by management, the General Counsel, and the outside legal counsel. It is possible that the assumptions used to estimate the provision for contingent liabilities change, which can, therefore, result in changes in future provisions for contingent liabilities.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

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

Deferred income tax and social contribution

The Company recognizes and settles taxes on income based on the results of operations determined in accordance with the Brazilian corporate law, taking into consideration the provisions of the tax law, which are materially different from the amounts calculated for CPC purposes. Pursuant to CPC 32, the Company recognizes deferred tax assets and liabilities based on the differences between the carrying amounts and the taxable bases of the assets and liabilities.

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

3.	FINANCIAL INSTRUMENTS AND RISK ANALYSIS

3.1. Overview

The table below summarizes our financial assets and financial liabilities carried at fair value at December 31, 2013 and 2012.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

	Accounting measurement	2013
		Carrying amount	Fair value
Assets
Cash equivalents	Fair value	2,118,646	2,118,646
Cash investments	Fair value	591,639	591,639
Accounts receivable (i)	Amortized cost	7,096,679	7,096,679
Derivative instruments	Fair value	2,073,179	2,073,179
Other receivables	Amortized cost	1,775,691	1,775,691
Available-for-sale financial asset (ii)	Fair value	914,216	914,216

Liabilities
Trade payables (i)	Amortized cost	4,732,174	4,732,174
Borrowings and financing
Borrowings and financing (iii)	Amortized cost	26,478,941	26,103,901
Debentures	Amortized cost	9,374,685	9,303,058
Derivative instruments	Fair value	566,651	566,651
Dividends and interest on capital	Amortized cost	230,721	230,721
Licenses and concessions payable (iv)	Amortized cost	1,484,407	1,484,407
Tax refinancing program (iv)	Amortized cost	1,120,304	1,120,304
Payable for the acquisition of equity interest	Amortized cost	418,069	418,069

	Accounting measurement	2012
		Carrying amount	Fair value
Assets
Cash equivalents	Fair value	4,061,344	4,061,344
Cash investments	Fair value	2,489,599	2,489,599
Accounts receivable (i)	Amortized cost	7,017,533	7,017,533
Derivative instruments	Fair value	989,099	989,099
Available-for-sale financial asset (ii)	Fair value	905,829	905,829

Liabilities
Trade payables (i)	Amortized cost	4,657,935	4,657,935
Borrowings and financing
Borrowings and financing (iii)	Amortized cost	25,169,701	25,807,878
Debentures	Amortized cost	8,176,388	8,457,517
Derivative instruments	Fair value	514,297	514,297
Dividends and interest on capital	Amortized cost	655,306	655,306
Licenses and concessions payable (iv)	Amortized cost	2,157,997	2,157,997

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Tax refinancing program (iv)	Amortized cost	1,085,099	1,085,099

(i)	The balances of trade receivables and trade payables have near terms and, therefore, they are not adjusted to fair value.
(ii)	Corresponds to a 10% stake in PT – Portugal Telecom.

Management considers that (i) TMAR’s 10% stake in PT’s capital and (ii) its two (2) representatives appointed on April 6, 2011 to PT’s Board of Directors do not grant it a significant influence on the financial, operating, and strategic policies of PT. Accordingly, this investment was recognized as an available-for-sale financial asset, as required by CPC 38 and CPC 39.

In the year ended December 31, 2013, TMAR recognized an appreciation of PT shares’ fair value and the impact was R$8,387, or R$5,535 net of taxes.

(iii)	A significant portion of this balance consists of loans and financing granted by the BNDES, export credit agencies, and other related parties, which correspond to exclusive markets and, therefore, their fair values is similar to their carrying amounts.
(iv)	There is no market for licenses and concessions payable and the tax refinancing program, and, therefore, they are not adjusted to fair value.

3.2. Fair value of financial instruments

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

(a)	Derivative instruments

The method used for calculation of the fair value of derivative financial instruments was the future cash flows associated to each instrument contracted, discounted at market rates prevailing at December 31, 2013.

(b)	Non-derivative financial instruments measured at fair value

The fair value of securities traded in active markets is equivalent to the amount of the last closing quotation available at the end of the reporting period, multiplied by the number of outstanding securities.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

For the remaining contracts, the Company carries out an analysis comparing the current contractual terms and conditions with the terms and conditions effective for the contract when they were originated. When terms and conditions are dissimilar, fair value is calculated by discounting future cash flows at the market rates prevailing at the end of the period, and when similar, fair value is similar to the carrying amount on the reporting date.

(c)	Fair value measurement hierarchy

CPC 46 defines fair value as the price for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties, in an arm’s length transaction on measurement date. The standard clarifies that the fair value must be based on the assumptions that market participants would consider in pricing an asset or a liability, and establishes a hierarchy that prioritizes the information used to build such assumptions. The fair value measurement hierarchy attaches more importance to available market inputs (i.e., observable data) and a less weight to inputs based on data without transparency (i.e., unobservable data). Additionally, the standard requires that an entity consider all nonperformance risk aspects, including the entity’s credit, when measuring the fair value of a liability.

CPC 40 establishes a three-level hierarchy to measure and disclose fair value. The classification of an instrument in the fair value measurement hierarchy is based on the lowest level of input significant for its measurement. We present below a description of the three-level hierarchy:

Level 1—inputs consist of (unadjusted) prices quoted in active markets for identical assets or liabilities to which the entity has access on measurement date;

Level 2—inputs are different from prices quoted in active markets used in level 1 and consist of directly or indirectly observable inputs for the asset or liability. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active; or inputs that are observable for the asset or liability or that can support the observed market inputs by correlation or otherwise for substantially the entire asset or liability.

Level 3—inputs used to measure an asset or liability are not based on observable market variables. These inputs represent management’s best estimates and are generally measured using pricing models, discounted cash flows, or similar methodologies that require significant judgment or estimate.

There were no transfers between levels and/or allocations to Level 3 between December 31, 2013 and December 31, 2012.

	Fair value measurement hierarchy	Fair value	Fair value
		2013	2012
Assets
Cash equivalents	Level 2	2,118,646	4,061,344
Cash investments	Level 2	591,639	2,489,599
Derivative instruments	Level 2	2,073,179	989,099
Available-for-sale financial asset	Level 1	914,216	905,829
Liabilities

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Derivative instruments	Level 2	566,651	514,297

3.3. Measurement of financial assets and financial liabilities at amortized cost

We concluded that the discount to present value of financial assets and financial liabilities under the amortized cost method does not apply, based on the valuation made for this purpose, for the following main reasons:

•	Accounts receivables: near-term maturity of bills.

•	Trade payables, dividends and interests on capital: all obligations are due to be settled in the short term.

•	Borrowings and financing: all transactions are adjusted for inflation based on contractual indices.

•	Licenses and concessions payable and the tax refinancing program: all obligations arising from licenses are adjusted for inflation based on contractual indices.

3.4. Financial risk management

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

The Hedging and Cash Investments Policies, approved by the Board of Directors, document the management of exposures to market risk factors generated by the financial transactions of the Oi Group companies.

Under the Hedging Policy, market risks are identified based on the features of financial transactions contracted and to be contracted during the year. Several scenarios are then simulated for each of the risk factors using statistical models, used as basis to measure the impacts the on Group´s financial income (expenses). Based on this analysis, the Executive Committee annually agrees with the Board of Directors the Risk Guideline to be followed in each financial year. The Risk Guideline is equivalent to the worst expected impact of financial income (expenses) on the Group’s net income, with 95% of level of confidence. To ensure a proper risk management, according to the Risk Guideline, the treasury can contract hedging instruments, including derivative transactions such as swaps and currency forwards. The Company and its subsidiaries do not use derivative financial instruments for other purposes.

With the approval of the Policies, a Financial Risk Management Committee that meets monthly was created, currently consisting of the CEO, the CFO, the Executive Planning Officer, the Development

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

and New Business Management Officer, the Tax Officer, the General Controller, and the Treasury Officer, and the Internal Audit Officer as observer.

According to their nature, financial instruments may involve known or unknown risks, and it is important to assess to the best judgment the potential of these risks.

3.4.1. Market Risk

(a)	Foreign exchange risk

Financial assets

Foreign currency-denominated cash equivalents and cash investments are basically maintained in securities issued by financial institutions abroad similar to Bank Certificates of Deposit trade in Brazil (time deposits).

The risk associated to these assets arises from the possible exchange rate fluctuations that may reduce the balance of these assets when translated into Brazilian reais. The Company’s and its subsidiaries’ assets subject to this risk represent approximately 13.25% (6.71% at December 31, 2012) of our total cash and cash equivalents and cash investments.

Additionally, subsidiary TMAR has an available-for-sale financial asset related to the investment in Portugal Telecom’s shares.

Financial liabilities

The Company and its subsidiaries have foreign currency-denominated or foreign currency-indexed borrowings and financing. The risk associated with these liabilities is related to the possibility of fluctuations in foreign exchange rates that could increase the balance of such liabilities. The Company’s and subsidiaries’ borrowings and financing exposed to this risk represent approximately 41.1% (39.1% at December 31, 2012) of total liabilities from borrowings and financing, less the currency hedging transactions contracted. In order to minimize this type of risk, we enter into foreign exchange hedges with financial institutions. Out of the consolidated foreign currency–denominated debt, 99.6% (97% at December 31, 2012) is protected by exchange swaps, currency forwards, and cash investments in foreign currency. The unrealized gains or losses on hedging transactions are measured at fair value, as described in (a) above.

These financial assets and liabilities are presented in the balance sheet as follows:

	2013		2012
	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets
Cash equivalents	369,292	369,292	449,791	449,791
Cash investments	30,334	30,334	13,246	13,246
Available-for-sale financial asset	914,216	914,216	905,829	905,829
Derivative instruments (Note 19)	1,954,915	1,954,915	780,622	780,622

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Financial liabilities
Borrowings and financing	14,566,437	14,566,437	12,848,763	12,848,763
Derivative instruments (Note 19)	369,464	369,464	369,166	369,166

Derivative instruments are summarized as follows:

	Derivatives designated for hedge accounting
	Maturity	Fair value
		Amounts (payable)/receivable
		2013	2012
Cross currency swap contracts US$/R$	1.5 - 8.3	865,664	469,935
Cross currency swap contracts US$/Fixed rate	6.8	420,215	74,484

	Derivatives not designated for hedge accounting
	Maturity	Fair value
		Amounts (payable)/receivable
		2013	2012
Cross currency swap contracts US$/R$	0.8 - 2.1	21,649	(4,254)
Cross currency swap contracts R$/US$	2.1	(31,969)	(18,571)
US$/R$ NDFs	< 1 year	177,140	(106,416)
EUR/R$ NDFs	< 1 year	132,752	(3,721)

The main foreign currency hedge transactions contracted with financial institutions to minimize the foreign exchange risk are as follows:

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

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

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

As at December 31, 2013 and 2012, the amounts shown below were recorded as gain or loss on derivatives (see note 7):

	2013	2012	2011
Gain/(loss) on currency swaps	676,490	458,774	(2,434)
Currency forwards	478,152	467,041	(46,817)

Total	1,154,642	925,815	(49,251)

We recognized the changes in other comprehensive income the changes below, referring to foreign currency hedges designated for hedge accounting treatment:

Table of changes in hedge accounting effects in other comprehensive income
Balance in 2011
Corporate reorganization:
Gain on designated hedges	119,907
Deferred taxes on hedge accounting	(40,768)
Share of subsidiary’s hedge accounting	15,307
Deferred taxes on share of subsidiary’s hedge accounting	(5,204)
Loss on designated hedges	47,872
Transfer on ineffective portion to profit or loss	1,055
Amortization of hedges to profit or loss at effective rate	9,990
Deferred taxes on hedge accounting	(20,032)
Balance in 2012	128,127
Loss on designated hedges	(126,511)
Transfer on ineffective portion to profit or loss	(16,611)
Amortization of hedges to profit or loss at effective rate	36,072
Deferred taxes on hedge accounting	36,397
Balance in 2013	57,474

(a.1)	Foreign exchange risk sensitivity analysis

As at December 31, 2013, management estimated the depreciation scenarios of the Brazilian real in relation to other currencies at yearend. The rates used for the probable scenario were the rates prevailing at the end of December 2013. The probable rates were then depreciated by 25% and 50% and used as benchmark for the possible and remote scenarios, respectively.

Rate
Description	2013	Depreciation

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Probable scenario
US dollar	2.3426	0%
Euro	3.2265	0%
Possible scenario
US dollar	2.9283	25%
Euro	4.0331	25%
Remote scenario
US dollar	3.5139	50%
Euro	4.8398	50%

As at December 31, 2013, management estimated the outflow for the payment of interest and principal of its debt pegged to exchange rates based on the interest rates prevailing at the end of this annual reporting period and the exchange rates above.

The impacts of foreign exchange exposure, in the sensitivity scenarios estimated by the Company, are shown in the table below:

2013
Description	Individual risk	Probable scenario	Possible scenario	Remote scenario
US dollar debt	Dollar appreciation	12,522,529	15,653,161	18,783,794
Derivative financial (net position - US$)	Dollar depreciation	(12,262,210)	(15,327,763)	(18,393,315)
US dollar cash	Dollar depreciation	(399,223)	(499,029)	(598,835)
Euro debt	Euro appreciation	2,425,781	3,032,226	3,638,672
Derivative financial (net position - euro)	Euro depreciation	(2,415,315)	(3,019,144)	(3,622,973)
Euro cash	Euro depreciation	(403)	(504)	(605)

Total pegged to exchange rate		(128,841)	(161,053)	(193,262)

(b)	Interest rate risk

Financial assets

Cash equivalents and cash investments in local currency are substantially maintained in financial investment funds exclusively managed for the Company and its subsidiaries, and investments in private securities issued by prime financial institutions.

The interest rate risk linked to these assets arises from the possibility of decreases in these rates and consequent decrease in the return on these assets.

Financial liabilities

The Company and its subsidiaries have borrowings and financing subject to floating interest rates, based on the Long-term Interest Rate (TJLP) or the CDI, in the case of real-denominated debt, and on the LIBOR, in the case of U.S. dollar-denominated debt.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

As at December 31, 2013, approximately 63.2% (65.4% at December 31, 2012) of the incurred debt, less adjustment for derivative transactions, was subject to floating interest rates. After the derivative transactions, approximately 76.0% (70.3% at December 31, 2012) of the consolidated debt was subject to floating interest rates. The most material exposure of Company’s and its subsidiaries’ debt after the hedging transactions is to CDI. Therefore, a continued increase in this interest rate would have an adverse impact on future interest payments and hedging adjustments. However, as the Company’s and its subsidiaries’ cash is invested mainly in securities pegged to the CDI fluctuation, the net exposure to CDI of current liabilities does not constitute a material risk for the Company and its subsidiaries.

We continuously monitor these market rates to assess the possible contracting of instruments to hedge against the risk of fluctuation of these rates.

These assets and liabilities are presented in the balance sheet as follows:

	2013		2012
	Carrying amount	Market value	Carrying amount	Market value
Financial assets
Cash equivalents	1,749,354	1,749,354	3,611,553	3,611,553
Cash investments	561,305	561,305	2,476,353	2,476,353
Derivative instruments	118,264	118,264	208,477	208,477
Financial liabilities
Borrowings and financing	19,115,168	19,115,168	18,470,697	18,470,697
Derivative instruments	197,187	197,187	145,132	145,132

The amounts of contracted derivatives to hedge against floating interest rates on outstanding debt are summarized below:

	Derivatives designated for hedge accounting
	Maturity	Fair value
		Amounts (payable)/receivable
		2013	2012
Fixed rate/DI swaps	6.8	(53,625)	41,189
US$ LIBOR/US$ fixed rate swaps	1.5	(4,066)	(6,779)

	Derivatives not designated for hedge accounting
	Maturity	Fair value
		Amounts (payable)/receivable
		2013	2012
CDI + spread/CDI swaps			388
Fixed rate/DI swaps	6.8		57,446
US$ LIBOR/US$ fixed rate swaps	2.1 - 8.1	(133,417)	(138,353)
US$ fixed rate/US$ LIBOR swaps	8.1	112,185	109,454

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The main hedging transactions contracted with financial institutions to minimize the interest rate risk are as follows:

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

As at December 31, 2013 and 2012, the amounts shown below were recorded as gain or loss on derivative instruments: (see Note 7)

	2013	2012
Gain/(loss) on interest rate swap	3,878	16,206

Total	3,878	16,206

We recognized in other comprehensive income the changes below, referring to interest rate hedges designated for hedge accounting treatment:

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

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Balance in 2012	12,057
Loss on designated hedges	(80,487)
Transfer on ineffective portion to profit or loss	500
Amortization of hedges to profit or loss at effective rate	(24,075)
Deferred taxes on hedge accounting	35,381
Balance in 2013	(56,624)

(b.1)	Interest rate fluctuation risk sensitivity analysis

Management believes that the most significant risk related to interest rate fluctuations arises from its liabilities pegged to the TJLP, the USD LIBOR, and mainly the CDI. This risk is associated to an increase in those rates.

As at December 31, 2013, management estimated the fluctuation scenarios of the rates DI, TJLP, and USD LIBOR. The rates used for the probable scenario were the rates prevailing at the end of the reporting period. These rates have been stressed by 25 and 50 percent, and used as benchmark for the possible and remote scenarios. Note that the TJLP has remained stable since July 2009 at 6% per year. This rate dropped to 5.5% in July 2012 and to 5.0% per year in December de 2012, and remained at 5.0% per year until December 2013.

2013
Interest rate scenarios
Probable scenario			Possible scenario			Remote scenario
CDI	TJLP	6M USD LIBOR	CDI	TJLP	6M USD LIBOR	CDI	TJLP	6M USD LIBOR
9.77%	5.00%	0.3480%	12.21%	6.25%	0.4350%	14.66%	7.50%	0.5220%

As at December 31, 2013, management estimated the future outflows for the payment of interest and principal of its debt pegged to CDI, TJLP, and US$ LIBOR based on the interest rates above. The outflows for repayment of Oi Group related party debt were not considered.

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

The impacts of exposure to interest rates, in the sensitivity scenarios estimated by the Company, are shown in the table below:

2013
Transaction	Individual risk	Probable scenario	Possible scenario	Remote scenario
CDI pegged debt	CDI increase	3,686,311	4,446,480	5,201,680
Derivative financial (net position - CDI)	CDI increase	3,866,455	4,745,402	5,615,088
TJLP pegged debts	TJLP increase	1,490,033	1,699,028	1,951,555
US LIBOR pegged debts	US LIBOR increase	201,243	205,857	210,469

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Derivative financial (net position - LIBOR)	US LIBOR increase	(121,897)	(125,652)	(129,408)

Total pegged to interest rates		9,122,145	10,971,115	12,849,384

3.4.2. Credit risk

The concentration of credit risk associated to trade receivables is immaterial due to the diversification of the portfolio. Doubtful receivables are adequately covered by an allowance for doubtful accounts.

Transactions with financial institutions (cash investments and borrowings and financing) are made with prime entities, avoiding the concentration risk. The credit risk of financial investments is assessed by setting caps for investment in the counterparts, taking into consideration the ratings released by the main international risk rating agencies for each one of such counterparts. As at December 31, 2013, approximately 98.6% of the consolidated cash investments were made with counterparties with a AAA, AA or sovereign risk rating.

3.4.3. Liquidity risk

The liquidity risk also arises from the possibility of the Company being unable to discharge its liabilities on maturity dates and obtain cash due to market liquidity restrictions.

Management uses its resources mainly to fund capital expenditures incurred on the expansion and upgrading of the network, invest in new businesses, pay dividends, and refinance its debt.

Conditions are met with internally generated cash flows, short- and long-term debt, and third party financing. These sources of funds, coupled with the Company’s solid financial position, will continue to ensure the compliance with established capital requirements.

The Oi Group has two revolving credit facilities that increases short-term liquidity and increases the cash management efficiency, and is consistent with its capital cost reduction strategic focus. The revolving credit facilities were contracted in November 2011 and December 2012 with syndicates consisting of several global banks.

The following are the contractual maturities of the financial liabilities, including estimated interest payments, where applicable:

	Less than a year	One to three year	Four to five years	Over five years	Total
At December 31, 2013
Borrowings and financing, and derivative instruments (i)	3,750,326	16,423,096	4,358,303	8,370,961	32,902,686
Debentures (i)	2,825,095	5,363,004	4,554,704	2,015,733	14,758,536
Trade payables (ii)	1,694,200				1,694,200
Licenses and concessions (iii)	457,173	1,024,669	2,565		1,484,407

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The amounts disclosed in the tables take into account the contractual undiscounted payment outflow estimates, these amounts are not reconciled with the amounts disclosed in the balance sheet for borrowings and financing, derivative instruments, and trade payables.

(i)	Includes the future interest payment estimates, calculated based on the applicable interest rates and takes into account all the interest and principal payments that would be made on the contractual settlement dates;
(ii)	Consists of the estimated obligations for the purchase of fixed-line and mobile telephony equipment with contractual obligations entered into with our suppliers, including all the significant terms and conditions, and the approximate transaction life; and
(iii)	Consists of obligations due to ANATEL related to the radiofrequency licenses. Includes accrued, unpaid interest for each period.

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

The indicators used to measure capital structure management are: gross debt to gross debt to accumulated twelve-month EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization), net debt (gross debt less cash and cash equivalents and cash investments) to accumulated twelve-month EBITDA, and the interest coverage ratio, as follows:

Gross debt to EBITDA	from 2x to 4.5x
Net debt to EBITDA	from 1.4x to 3x
Interest coverage ratio (*)	greater than 1.75

(*)	Measures the Company’s ability to settle its future interest obligations.

3.4.4. Risk of acceleration of maturity of borrowings and financing

Under some debt instruments of the Company, default events can trigger the accelerated maturity of other debt instruments. The impossibility to incur in new debt might prevent such companies from investing in their business and incur in required or advisable capital expenditures, which would reduce future sales and adversely impact their profitability. Additionally, the funds necessary to meet the payment commitments of the borrowings raised can reduce the amount of funds available for capital expenditures.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The risk of accelerated maturity arising from noncompliance of financial covenants associated to the debt is detailed in Note 18, ‘Covenants’.

4.	NET OPERATING REVENUE

	2013	2012	2011

Gross operating revenue	45,252,584	39,900,634	16,406,661

Deductions from gross revenue	(16,830,437)	(14,739,603)	(7,161,406)
Taxes	(9,538,623)	(8,830,997)	(3,331,372)
Other deductions	(7,291,814)	(5,908,606)	(3,830,034)

Net operating revenue	28,422,147	25,161,031	9,245,255

5.	EXPENSES BY NATURE

	2013	2012	2011
Third-part services	(6,021,902)	(5,307,179)	(1,573,355)
Depreciation and amortization	(4,278,477)	(3,220,587)	(1,044,226)
Interconnection	(3,965,623)	(3,914,543)	(1,711,219)
Personnel (i)	(2,452,969)	(1,851,462)	(882,866)
Grid maintenance service	(2,372,140)	(2,029,245)	(686,757)
Rents and insurance	(2,066,684)	(1,603,159)	(450,915)
Allowance for doubtful accounts	(849,779)	(502,509)	(332,808)
Telecommunications Inspection Fund (FISTEL) fee	(689,043)	(627,896)	(130,424)
Advertising and publicity	(556,536)	(442,932)	(148,157)
Costs of handsets and other	(515,377)	(507,465)	(23,831)
Materials	(221,354)	(144,847)	(65,803)
Concession Agreement Extension Fee - ANATEL	(93,563)	(121,430)	(49,019)
Other costs and expenses	(249,078)	(230,997)	(92,605)

Total	(24,332,525)	(20,504,251)	(7,191,985)

Classified as:

Cost of sales and/or services	(15,259,215)	(12,670,413)	(4,586,565)
Selling expenses	(5,553,891)	(4,840,707)	(1,160,793)
General and administrative expenses	(3,519,419)	(2,993,131)	(1,444,627)

Total	(24,332,525)	(20,504,251)	(7,191,985)

(i)	Includes employee training expenses totaling R$10,214 (R$22,157 at December 31, 2012).

6.	OTHER OPERATING INCOME (EXPENSES)

	2013	2012	2011
Other operating income
Gain on divestures (Note 1)	1,496,579
Tax recoveries and recovered expenses	698,885	692,915	156,633
Rental of operational infrastructure and other	394,857	398,158	120,363
Income from asset sales	214,127	389,859	21,438

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Fines	181,629	239,686	90,537
Technical and administrative services	51,970	110,627	66,659
Expired dividends	35,744	74,732	50,330
Other income	53,885	90,124	54,400

Total	3,127,676	1,996,101	560,360

Other operating expenses
Taxes	(1,171,083)	(893,374)	(308,581)
Provisions/reversals	(381,949)	(399,632)	(570,672)
Fines	(123,450)	(19,075)	(21,520)
Employee and management profit sharing	115,671	(386,639)	(27,449)
Write-off of property, plant and equipment	(68,508)	(48,977)	(28,039)
Court fees	(63,225)	(62,074)	(50,118)
Provisions for pension and related funds	(10,325)	(8,118)	(7,237)
Other expenses	(210,062)	(62,463)	(32,727)

Total	(1,912,931)	(1,880,352)	(1,046,343)

7.	FINANCIAL INCOME/(EXPENSES)

	2013	2012	2011
Financial income
Interest and inflation adjustment on other assets	694,734	719,510	677,683
Investments yield	278,598	514,617	383,628
Dividends received (i)	78,173	99,181
Exchange differences on translating foreign cash investments	69,626	650,487
Interest and inflation adjustment on intragroup loans		48,233	306,548
Other income	254,086	243,078	38,011

Total	1,375,217	2,275,106	1,405,870

Financial expenses and other charges
a) Borrowing and financing costs
Inflation adjustment and exchange differences on third-party borrowings	(2,013,066)	(2,076,652)
Interest on borrowings payable to third parties	(1,591,915)	(1,313,059)	(266,148)
Interest on debentures	(860,400)	(753,185)	(182,154)
Interest and inflation adjustment on intragroup borrowings			(43,819)
Derivative transactions	1,158,520	942,021	(49,251)

Subtotal:	(3,306,861)	(3,200,875)	(541,372)

b) Other charges
Interest and inflation adjustment on other liabilities	(615,810)	(488,074)	(427,733)
Inflation adjustment of provisions	(246,205)	(233,017)	(167,087)
Tax on transactions and bank fees	(193,048)	(249,087)	(5,707)

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Interest on taxes in installments - tax financing program	(81,262)	(81,371)	(46,299)
Reversals of inflation adjustment of judicial deposit (ii)			(198,853)
Other expenses	(206,479)	(238,465)	(90,731)

Subtotal:	(1,342,804)	(1,290,014)	(936,410)

Total	(4,649,665)	(4,490,889)	(1,477,782)

Financial income/(expenses)	(3,274,448)	(2,215,783)	(71,912)

(i)	On May 17, 2013, subsidiary TMAR received dividends for PT of €0.325 per share, totaling €29,137 (R$75,994).
(ii)	In the first quarter of 2011, the Company reviewed the calculation of the inflation adjustment estimate on judicial deposits, resulting in the reversal of inflation adjustment presented in the table above.

8.	INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes encompass the income tax and the social contribution. The income tax rate is 25% and the social contribution rate is 9%, generating aggregate nominal tax rate of 34%.

The provision for income tax and social contribution is broken down as follows:

	2013	2012	2011
Income tax and social contribution
Current taxes	(418,498)	(932,871)	(205,730)
Current year	(493,298)	(932,871)	(205,730)
Prior years (i)	74,800
Deferred taxes	(100,656)	173,932	(283,895)

Total	(519,154)	(758,939)	(489,625)

Current and deferred taxes (current year)	(593,954)	(758,939)	(489,625)
Current income taxes (prior year)	74,800

	2013	2012	2011
Pre-tax profit	2,012,169	2,543,866	1,495,375
Profit of companies not subject to income tax and social contribution calculation	38,372	(8,348)	(13,235)

Total taxed income	2,050,541	2,535,518	1,482,140

Income tax and social contribution
Income tax and social contribution on taxed income	(697,184)	(862,076)	(503,928)
Share of profits of subsidiaries	(6,035)	(4,379)

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Tax effects of interest on capital		(4,406)
Tax incentives (basically, operating profit) (ii)	31,573	155,662
Permanent deductions (additions) (iii)	145,688	(12,504)	14,280
Utilization of tax loss carryforwards	25,783	613
Unrecognized deferred tax assets (iv)	(93,779)	(40,530)
Recognized deferred tax assets (v)		8,681	23
Income tax and social contribution effect on profit or loss	(593,954)	(758,939)	(489,625)

(i)	Refer to adjustments to the income tax and social contribution tax loss carryforwards determined in calendar 2008.
(ii)	Refers to the exploration income recognized in the subsidiaries TMAR’s and TNL PCS’s income statement pursuant to Law 11638/2007.
(iii)	The main components of permanent deduction (addition) tax effects are: nondeductible fines, sponsorships, nondeductible donations, income from expired dividends, goodwill amortization (pre-merger period), reversals of provisions, and investment in FINOR.
(iv)	Refer to adjustments to deferred tax assets because of subsidiaries that do not recognize tax credits on tax loss carryforwards.
(v)	Refers basically to the recognition of subsidiaries’ deferred taxes since the reviewed earnings projections point to the recoverability of the amounts.

The financial statements for the year ended December 31, 2013 have been prepared considering management’s best estimates and the criteria set out in the Transitional Tax Regime (RTT).

Management conducted an initial valuation of the material aspects of its operations/businesses, based on the provisions of Provisional Act 627, of November 11, 2013 (“MP 627/2013”) and Regulatory Instruction 1397, of September 16, 2013, as amended by Regulatory Instruction 1422, of December 19, 2013 (“IN 1397/2013”).

Even though MP 627/2013 becomes effective on January 1, 2015, it offers an early adoption option (irrevocable), beginning January 1, 2014.

Management has not yet decided whether or not it will make the early adoption option since: (i) MP 627/2013 still has to be regulated; (ii) MP 627/2013 could be significantly amended in light of the several amendments proposed, including as regards the effects arising from its early adoption; (iii) to date no statute has been issued setting the deadline and method to early adopt the effects of MP 627/2013; and (iv) the adjustments to the financial statements as a result of the non-early adoption have not yet been determined.

9.	CASH, CASH EQUIVALENTS AND CASH INVESTMENTS

Cash investments made by the Company and its subsidiaries in the years ended December 31, 2013 and 2012, are classified as held for trading securities and are measured at their fair values.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(a)	Cash and cash equivalents

	2013	2012
Cash and banks	306,184	346,817
Cash equivalents	2,118,646	4,061,344

Total	2,424,830	4,408,161

	2013	2012
Exclusive investment funds	1,354,627	3,654,226
Bank certificates of deposit (CDBs)	500,984	355,904
Time deposits	225,944	23,145
Repurchase agreements	30,250	23,722
Other	6,841	4,347
Cash equivalents	2,118,646	4,061,344

(b)	Cash investments

	2013	2012
Exclusive investment funds	492,510	2,407,900
Private securities	99,129	81,699

Total	591,639	2,489,599

Current	492,510	2,425,907
Non-current	99,129	63,692

(c)	Breakdown of the exclusive investment funds portfolios

	2013	2012
Repurchase agreements	772,862	3,104,259
Bank certificates of deposit (CDBs)	445,981	124,788
Time deposits	117,224	343,279
Government securities		49,979
Other	18,560	31,921
Securities classified as cash equivalents	1,354,627	3,654,226

Government securities	462,177	2,394,654
Other	30,333	13,246
Securities classified as short-term investments	492,510	2,407,900

Total invested in exclusive funds	1,847,137	6,062,126

The Company and its subsidiaries have cash investments in exclusive investment funds in Brazil and abroad, for the purpose of obtaining a return on its cash, and which are benchmarked against the CDI in Brazil and LIBOR abroad.

10.	Accounts receivable

	2013	2012
Billed services	5,589,716	5,301,974
Unbilled services	1,467,865	1,888,295

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Mobile handsets and accessories sold	693,140	578,551
Allowance for doubtful accounts	(654,042)	(751,287)

Total	7,096,679	7,017,533

The aging list of trade receivables is as follows:

	2013	2012
Unbilled	1,467,865	1,888,295
Current	2,998,638	3,377,007
Receivables from other carriers	1,403,182	737,060
Past-due up to 60 days	1,142,804	1,162,487
Past-due from 61 to 90 days	162,219	154,918
Past-due from 91 to 120 days	145,272	127,301
Past-due from 121 to 150 days	113,931	100,194
Past-due from 151 to 180 days	316,810	221,558

Total	7,750,721	7,768,820

The changes in the allowance for doubtful accounts were as follows:

Balance in 2011	(583,830)
Increase due to corporate reorganization	(363,253)
Allowance for doubtful accounts	(502,509)
Trade receivables written off as uncollectible	698,305
Balance in 2012	(751,287)
Allowance for doubtful accounts	(849,779)
Trade receivables written off as uncollectible	947,024
Balance in 2013	(654,042)

11.	CURRENT AND DEFERRED TAXES

	Assets
	2013	2012
Current recoverable taxes
Recoverable income tax (IRPJ) (i)	411,782	806,135
Recoverable social contribution (CSLL) (i)	158,475	320,922
Withholding income taxes – IRRF/CSLL (ii)	336,883	599,258

Total current	907,140	1,726,315

Deferred taxes recoverable
Income tax on tax credits – merged goodwill (iii)	1,311,330	1,456,452
Social contribution on tax credits – merged goodwill (iii)	472,079	524,323
Income tax on temporary differences (iv)	2,739,904	2,989,504
Social contribution on temporary differences (iv)	848,677	891,015
Income tax on tax loss carryforwards (iv)	1,859,941	1,536,376
Social contribution on tax loss carryforwards (iv)	747,316	669,610
Other deferred taxes (v)	295,185	248,695

Non-total current	8,274,432	8,315,975

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

	LIABILITIES
	2013	2012
Current taxes payable
Income tax payable	275,735	719,944
Social contribution payable	156,582	345,810

Total current	432,317	1,065,754

	2013	2012
Temporary additions (deductions) by nature:	5,371,990	5,861,294
Provisions	1,704,234	1,989,192
Provisions for suspended taxes	206,653	167,550
Provisions for pension funds and impacts of CPC 33 (R1)	228,124	305,386
Allowance for doubtful accounts	611,713	621,917
Profit sharing	63,031	137,349
Foreign exchange differences	493,488	278,479
Merged goodwill (iii)	1,783,409	1,980,775
Adjustment to fair value of available-for-sale financial	238,974	241,826
Hedge accounting	(438)	(72,216)
Other temporary additions and deductions	42,802	211,036

(i)	Refer mainly to prepaid income tax and social contribution that will be offset against federal taxes payable in the future.
(ii)	Refer to corporate income tax credits on cash investments, intragroup loans, dividends and other that are used as deductions from income tax for the year, and social contribution withheld at source on services provided to government agencies.
(iii)	The Company merged the deferred income tax and social contribution amounts calculated as tax benefit originating from the goodwill paid on acquisition and recognized by the acquirees in 2009. The tax credits are realized as goodwill based on the STFC license and the appreciation of tangible assets is amortized, and should be utilized in tax offsetting estimated until 2034.
(iv)	Deferred income tax and social contribution assets are recognized only to the extent that it is probable that there will be a positive tax base for which temporary differences can be used and tax loss carryforwards can be offset. Deferred income tax and social contribution assets are reviewed at the end of each annual period and are written down as their realization is no longer possible. The Company and its subsidiaries offset their tax loss carryforwards against taxable income up to a limit of 30% per year, pursuant to the prevailing tax law.

Additionally, as at December 31, 2013, only part of tax credits on tax loss carryforwards or tax credits on temporary differences has been recognized for direct and indirect subsidiaries that do not have a profitability history and or do not expect to generate sufficient taxable profit. Unrecognized tax credits total R$223,503 (R$154,849 at December 31, 2012).

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The table below shows the expected realization periods of deferred tax assets resulting from tax credits on tax loss carryforwards and temporary differences:

2014	620,434
2015	252,301
2016	786,659
2017	723,809
2018	945,853
2019 to 2021	2,694,101
2022 to 2023	172,681

Total	6,195,838

(v)	Refer mainly to prior years’ prepaid income tax and social contribution that will be offset against federal taxes payable.

Changes in deferred income tax and social contribution

	Balance in 2012	Recognized in deferred tax income/ expenses	Additions/ (offsets)	Recognized directly in equity	Recognized in financial income/ (expenses)	Balance in 2013

Deferred tax assets related to:
Provisions	1,989,192	(284,958)				1,704,234
Provisions for suspended taxes	167,550	39,103				206,653
Provisions for pension funds and impacts of CPC 33 (R1)	305,386	(18,116)		(59,146)		228,124
Allowance for doubtful accounts	621,917	(10,204)				611,713
Profit sharing	137,349	(74,318)				63,031
Foreign exchange differences	278,479	215,009				493,488
Merged goodwill	1,980,775	(197,366)				1,783,409
Adjustment to fair value of available-for-sale financial assets	241,826	(2,852)				238,974
Hedge accounting	(72,216)			71,778		(438)
Other temporary additions and deductions	211,036	(168,225)			(9)	42,802
Income tax loss carryforwards	1,536,376	323,565				1,859,941
Social contribution carryforwards	669,610	77,706				747,316
Other deferred taxes – prior years’ credit balance	248,695		(20,810)		67,300	295,185

Total	8,315,975	(100,656)	(20,810)	12,632	67,291	8,274,432

12.	Other taxes

	Assets
	2013	2012
Recoverable State VAT (ICMS) (i)	2,102,249	1,980,203
Taxes on revenue (PIS and COFINS)	197,036	183,765
Other	65,958	131,228

Total	2,365,243	2,295,196

Current	1,474,408	1,557,177
Non-current	890,835	738,019

	LIABILITIES
	2013	2012
State VAT (ICMS)	1,248,232	1,400,997

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

ICMS Agreement No. 69/1998	443,305	444,600
Taxes on revenue (PIS and COFINS)	1,141,601	1,781,148
FUST/FUNTTEL/broadcasting fees	762,289	716,088
Other	264,183	143,580

Total	3,859,610	4,486,413

Current	2,112,598	2,247,842
Non-current	1,747,012	2,238,571

(i)	Recoverable ICMS arises mostly from prepaid taxes and credits claimed on purchases of property, plant and equipment, which can be offset against ICMS payable within 48 months, pursuant to Supplementary Law 102/2000.

13.	Judicial deposits

In some situations the Company makes, by legal requirement or to provide guarantees, judicial deposits to ensure the continuity of ongoing lawsuits. These judicial deposits can be required for lawsuits with a likelihood of loss, as assessed by the Company based on the opinion of its legal counsel, as probable, possible, or remote.

	2013	2012
Civil	8,355,816	7,979,742
Tax	2,277,236	2,119,141
Labor	1,734,136	1,691,957

Total	12,367,188	11,790,840

Current	1,316,252	2,068,315
Non-current	11,050,936	9,722,525

As set forth by relevant legislation, judicial deposits are adjusted for inflation.

14.	Investments

	2013	2012
Joint ventures	86,633	98,882
Tax incentives, net of allowances for losses	31,656	23,861
Other investments (i)	55,351	56,851

Total	173,640	179,594

The consolidated balance of Other investments includes R$32,222 related to the investment of subsidiary TMAR in Hispamar Satélites S.A. (“Hispamar”), which is mainly engaged in outsourcing the manufacturing, the launching and operation of satellites. TMAR’s stake in Hispamar is lower than 20% and it does not have significant influence in the latter’s management.

Summary of changes in investment balances

Balance in 2011	8,436
Increase due to corporate reorganization	60,307
Share of profits of subsidiaries (i)	(12,880)
Other	11,969
CPC 19 adjustments	111,762

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Balance in 2012	179,594
Share of profits of subsidiaries (i)	(17,750)
Capital increase	5,500
Other	6,296
Balance in 2013	173,640

(i)	In consolidated, the share of profits of subsidiaries refers to the investments in joint arrangements, AIX, and Paggo Soluções. In 2012 corresponds to also the CPC 19 adjustment.

15.	PROPERTY, PLANT AND EQUIPMENT

	Works in progress	Automatic switching equipment	Transmission and other equipment (1)	Infrastructure	Buildings	Other assets	Total
Cost of PP&E (gross amount)
Balance in 2011	1,004,602	5,508,571	16,908,013	4,348,329	1,078,964	2,069,631	30,918,110
Increase due to corporate reorganization (2)	2,474,477	11,978,833	18,877,058	20,737,147	2,515,293	2,653,038	59,235,846
Additions (2)	2,720,784	263,806	1,518,738	415,410	165,585	124,799	5,209,122
Write-offs (2)	(85,977)	(664)	(78,024)	(320,951)	(23,365)	(143,151)	(652,132)
Transfers	(1,986,763)	176,583	1,136,366	516,468	32,397	124,949
Transfers held-for-sale assets				(30,407)	(320,735)		(351,142)
Balance in 2012	4,127,123	17,927,129	38,362,151	25,665,996	3,448,139	4,829,266	94,359,804
Additions	2,962,149	250,669	1,748,747	624,339	44,182	172,192	5,802,278
Write-offs	(395,610)	(1,834)	(483,638)	(268,723)	(12,504)	(65,411)	(1,227,720)
Transfers	(2,123,980)	257,082	1,159,470	665,141	(129,241)	171,528
Transfer to non-current assets held for sale				(125,920)	(448,815)		(574,735)
Balance in 2013	4,569,682	18,433,046	40,786,730	26,560,833	2,901,761	5,107,575	98,359,627
Accumulated depreciation
Balance in 2011		(5,175,009)	(14,152,556)	(3,371,040)	(682,896)	(1,742,898)	(25,124,399)
Increase due to corporate reorganization (2)		(10,435,194)	(13,378,258)	(16,798,382)	(1,740,488)	(1,879,141)	(44,231,463)
Depreciation expenses (2)		(258,577)	(1,417,832)	(555,160)	(64,206)	(199,857)	(2,495,632)
Write-offs (2)		370	57,306	181,674	14,708	105,581	359,639
Transfers		1,306	2,591	(4,096)	115	84
Transfers held-for-sale assets				20,507	214,642		235,149
Balance in 2012		(15,867,104)	(28,888,749)	(20,526,497)	(2,258,125)	(3,716,231)	(71,256,706)
Depreciation expenses		(340,215)	(1,782,551)	(776,526)	(78,654)	(213,307)	(3,191,253)
Write-offs		1,684	289,858	157,705	6,640	25,182	481,069
Transfers		(2)	(570)	(529)	1,542	(441)
Transfer to non-current assets held for sale				39,090	354,459		393,549
Balance in 2013		(16,205,637)	(30,382,012)	(21,106,757)	(1,974,138)	(3,904,797)	(73,573,341)
Property, plant and equipment, net
Balance in 2012	4,127,123	2,060,025	9,473,402	5,139,499	1,190,014	1,113,035	23,103,098
Balance in 2013	4,569,682	2,227,409	10,404,718	5,454,076	927,623	1,202,778	24,786,286
Annual depreciation rate (average)		11%	11%	8%	7%	11%

(1)	Transmission and other equipment includes transmission and data communication equipment.
(2)	Net of the effects of adopting CPC 19 (R2).

Additional disclosures

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Pursuant to ANATEL’s concession agreements, all property, plant and equipment items capitalized by the Company that are indispensable for the provision of the services granted under said agreements are considered returnable assets and are part of the concession’s cost. These assets are handed over to ANATEL upon the termination of the concession agreements that are not renewed.

As at December 31, 2013, the residual balance of the returnable assets is R$7,685,240 (R$6,652,317 at December 31, 2012) and consist of assets and installations in progress, switching and transmission equipment, payphones, outside network equipment, power equipment, and systems and operation support equipment.

In the year ended December 31, 2013, financial charges and transaction costs incurred on works in progress were capitalized at the average rate of 8% per year.

16.	INTANGIBLE ASSETS

	Goodwill	Intangibles in progress	Data processing systems	Regulatory licenses	Other	Total
Cost of intangibles (gross amount)
Balance in 2011	533,525	66,668	2,906,490	884,924	19,372	4,410,979
Increase due to corporate reorganization (1)	81,948	279,182	2,718,049	2,709,050	249,090	6,037,319
Additions		242,450	348,048	368,848	307,872	1,267,218
Write-offs		(53,419)	(32,499)		(4,552)	(90,470)
Transfers		(242,800)	193,746		49,054
Balance in 2012	615,473	292,081	6,133,834	3,962,822	620,836	11,625,046
Additions		177,302	292,658	78,189	263,945	812,094
Write-offs			(4,163)		(2,217)	(6,380)
Transfers		(284,996)	235,596		49,400
Balance in 2013	615,473	184,387	6,657,925	4,041,011	931,964	12,430,760
Accumulated amortization
Balance in 2011	(453,031)		(2,540,765)	(314,388)	(17,938)	(3,326,122)
Increase due to corporate reorganization (1)	(8,047)		(1,923,651)	(1,318,029)	(142,766)	(3,392,493)
Amortization expenses (1)			(407,158)	(196,066)	(121,731)	(724,955)
Write-offs			13,995		81	14,076
Transfers			(136)		136
Balance in 2012	(461,078)		(4,857,715)	(1,828,483)	(282,218)	(7,429,494)
Amortization expenses			(493,715)	(244,124)	(349,385)	(1,087,224)
Write-offs			3,370		2,074	5,444
Transfers			3		2	5
Balance in 2013	(461,078)		(5,348,057)	(2,072,607)	(629,527)	(8,511,269)
Intangible assets, net
Balance in 2012	154,395	292,081	1,276,119	2,134,339	338,618	4,195,552
Balance in 2013	154,395	184,387	1,309,868	1,968,404	302,437	3,919,491
Annual amortization rate (average)			20%	9%	20%

(1)	Net of the effects of adopting CPC 19 (R2).

Goodwill

The Company and its subsidiaries also recognize goodwill arising on the acquisition of investments

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

based on expected future earnings.

In December 2013, annual impairment tests were conducted based on ten-year discounted cash flow projections, using perpetuity-based amounts in the last year, which is the period in which the entity expected to recover the investments made when the business was acquired, by applying an average growth rate of 45.2% for Pay TV, 6.3% for Means of Payment, 12.7% for RII Internet provider, and 7.5% for RII Multimedia, discount rate of 11.0%, and using perpetuity-based amounts in the last year. The tests did not show any impairment losses, as summarized below:

Cash-generating unit (CGU)	Asset balance	Goodwill allocated to CGU	Recoverable amount valuation basis	Value in use
Pay TV	46,723	37,690	84,413	1,197,958
Means of payment	65,160	36,211	101,371	182,680
RII Internet service provider	34,630	73,173	107,803	5,502,574
RII multimedia	184,943	7,321	192,264	720,447

Total	331,456	154,395	485,851	7,603,659

Regulatory licenses

	Execution date	Termination	Acquisition cost
Concession/license
Oi Móvel’s Region 2 radiofrequencies and SMP (2G)	12/18/2002	12/17/2017	191,502
Oi Móvel’s Region 2 radiofrequencies and SMP (2G)	05/03/2004	12/22/2017	28,624
Oi Móvel’s Region 2 radiofrequencies and SMP (3G)	04/29/2008	04/30/2023	488,235
Oi Móvel’s Region 2 radiofrequencies and SMP (H Band)	05/26/2011	04/30/2023	1,073
TNL PCS’s Region 1 radiofrequencies and SMP (2G)	03/13/2001	03/13/2016	1,102,007
TNL PCS’s Region 1 radiofrequencies and SMP (2G)	07/11/2003	03/13/2016	66,096
TNL PCS’s Region 1 radiofrequencies and SMP (2G)	01/22/2004	03/13/2016	45,218
TNL PCS’s Region 3 radiofrequencies and SMP (2G)	04/29/2008	04/30/2023	131,106
TNL PCS’s Region 1 and 3 radiofrequencies and SMP (3G)	04/29/2008	04/30/2023	867,018
TNL PCS’s Region 3 (inland) radiofrequencies and SMP (2G)	09/08/2008	12/07/2022	126,820
TNL PCS’s radiofrequencies and SMP	12/07/2007	12/07/2022	8,868
Fair value of Amazônia Celular’s SMP licenses	04/03/2008	03/13/2016	230,030
Oi Móvel’s and TNL PCS’s radiofrequencies (sub-bands 2.5 GHz (4G) and 450 MHz)	06/30/2012	06/30/2027	368,848
2013 Oi Móvel Sobras 1’s 8MHz Concession Agreement	06/30/2013	04/30/2023	78,189
Other licenses			307,377

Total			4,041,011

17.	TRADE PAYABLES

	2013	2012
Infrastructure and network supplies	1,329,136	1,027,030
Transfers (interconnection and co-billing)	885,592	783,292
Services	870,659	573,443
Rental of poles and rights-of-way	608,006	900,077
Plant maintenance	335,763	455,363
Information technology	233,934	242,170
Handhelds and SIM cards	141,654	295,362

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Call center	66,932	132,991
Rental of physical space and equipment	43,629	25,609
Sales commissions	4,212	86,456
Other	212,657	136,142

Total	4,732,174	4,657,935

18.	BORROWINGS AND FINANCING

(Includes debentures)

	2013	2012
Financing	26,179,605	25,155,935
Accrued interest and other charges on financing	789,383	575,529
Debentures	8,880,740	7,920,740
Accrued interest on debentures	533,500	300,566
Incurred debt issuance cost	(529,602)	(606,681)

Total	35,853,626	33,346,089

Current	4,158,708	3,113,621
Non-current	31,694,918	30,232,468

Borrowings and financing by type

	2013	2012	Maturity (principal and interest)	TIR %
BNDES	5,915,781	6,366,740
Local currency	5,915,781	6,366,740	Dec 2013 to Jul 2021	10.93
Public debentures	9,414,240	8,221,306	Dec 2013 to Jul 2021	11.26
Financial institutions	21,053,207	19,364,724
Local currency	6,104,897	6,087,859
CCB	3,192,051	3,185,647	Dec 2013 to Jan 2028	11.50
Senior notes	1,136,599	1,136,948	Dec 2013 to Sep 2016	11.89
CRI	1,428,511	1,360,766	Dec 2013 to Aug 2022	6.85
Other	347,736	404,498	Dec 2013 to Dec 2033	10.81
Foreign currency	14,948,310	13,276,865
ECA credit facilities	4,354,639	4,123,977	Dec 2013 to May 2022	8.36
Senior notes	10,593,584	9,152,540	Dec 2013 to Feb 2022	11.40
Other	87	348	Dec 2013 to Feb 2014	7.88

Subtotal	36,383,228	33,952,770

Incurred debt issuance cost	(529,602)	(606,681)

Total	35,853,626	33,346,089

Acronyms:

ECA - Export Credit Agency

CCB – Bank Credit Note

CRI – Certificate of Real Estate Receivables

Debt issuance costs by type

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

	2013	2012
Financial institutions	484,494	555,199
Local currency	102,621	127,099
Foreign currency	381,873	428,100
BNDES	5,552	6,564
Local currency	5,552	6,564
Public debentures	39,556	44,918

Total	529,602	606,681

Current	97,055	96,974
Non-current	432,547	509,707

Breakdown of the debt by currency

	2013	2012
Brazilian reais	21,287,189	20,497,326
US dollar	12,158,610	10,843,700
Euro	2,407,827	2,005,063

Total	35,853,626	33,346,089

Breakdown of the debt by index

	2013	2012
Fixed rate	13,078,474	11,431,248
CDI	10,233,218	9,139,158
TJLP	5,138,940	5,537,503
LIBOR	3,743,010	3,794,036
IPCA	3,576,429	3,376,952
INPC	83,555	67,192

Total	35,853,626	33,346,089

Maturities

The long-term debt matures as follows:

2013
2015	3,424,149
2016	4,882,569
2017	6,991,368
2018	3,161,128
2019 and following years	13,668,251

Total	32,127,465

Scheduled allocation of debt issuance cost to the income statement

Debt issuance costs classified in non-current liabilities will be expensed on subsequent years, as follows:

2013
2015	96,120
2016	84,414

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

2017	72,809
2018	65,927
2019 and following years	113,277

Total	432,547

Description of main borrowings and repayments

In the year ended December 31, 2013, the Company amortized installments of principal plus adjusted interest totaling R$5,715 million.

The main borrowings and repayments for the year ended December 31, 2013 are described below.

Local currency-denominated financing

Development Banks

The Company and its subsidiary obtained financing facilities with BNDES to fund the expansion and improve the quality of their fixed and mobile nationwide networks and meet their regulatory obligations.

On August 30, 2013, the Company’s Board of Directors approved the transfer of the debt to the o BNDES, entered into in 2005, 2006 and 2009 and totaling R$845 million, to its indirect subsidiary TNL PCS. The transfer of this debt aims at increasing the efficiency of the Group’s capital structure. On September 30, 2013, the amendments to the agreements were signed with the BNDES’s consent of said transfer.

In December 2012, the Company and its subsidiaries entered into a financing agreement with the BNDES, amounting to R$5,417 million, to fund their investments between 2012 and 2014. Of the total financing facility contracted, at the end of December 2012 R$2,000 million had been disbursed (of which R$566 million to Oi, R$888 million to TMAR, R$412 million to TNL PCS, and R$133 million to Oi Móvel). In October 2013, the Company and its subsidiaries disbursed R$613.50 million (of which R$150.49 million to Oi, R$306.62 million to TMAR, R$138.74 million to TNL PCS, and R$17.65 million to Oi Móvel). In December 2013, the Company and its subsidiaries disbursed R$260 million (of which R$65.21 million to Oi, R$127.01 million to TMAR, R$60.13 million to TNL PCS, and R$7.65 million to Oi Móvel). The related debt issuance costs, totaling R$3.4, are being amortized through profit or loss, according to this issuance’s contractual terms, using its effective interest rate.

Additionally, the Company and its subsidiaries are parties to current financing agreements with the BNDES and other development banks from the North and Northeast of Brazil, entered into in 2006, 2008, 2009, and 2010 to finance investment projects with goals the referred to above.

In the year ended December 31, 2013, the Company paid installments of principal plus adjusted interest totaling and R$1,789 million.

CRI – Certificate of Real Estate Receivables

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

In August 2010, the Company and its subsidiary TMAR transferred, through a capital payment, the ownerships of 101 returnable real properties to Copart 5 and 162 returnable real properties to the latter’s subsidiary Copart 4, respectively.

Copart 5 and Copart 4 assigned the receivables generated under the lease agreements to BSCS - Brazilian Securities Companhia de Securitização, which issued Certificates of Real Estate Receivables (CRIs) backed by these receivables.

In June 2012, Copart 5 and Copart 4 redeemed in advance one of the two series of CRIs amounting to R$392.5 million.

Copart 5 assets and liabilities are consolidated in the balances of the financial statements of the Company, as the main risks and rewards incidental to this transaction remain with the parent companies.

Foreign currency-denominated financing

Senior notes

In February 2012, the Company issued senior notes in the amount of US$1,500 million (R$2,741 million) to refinance its debt and for general corporate purposes. The final maturity of these notes is February 2022. On July 27, 2012 the Company transferred this issue to its wholly-owned subsidiary Oi Brasil Holdings Cooperatief, through a supplementary indenture, net of debt issuance costs. The related debt issuance costs, totaling R$12 million (US$6 million), will be amortized through profit or loss, according to this issuance’s contractual terms, using its effective interest rate.

The Company issued other foreign currency-denominated senior notes in the international capital market in 2009 and 2010, through its subsidiary TMAR. As a result of the corporate reorganization approved on February 27, 2012, these issuances were added to the Company’s debt, which replaced TMAR as issuer.

These borrowings, which total R$9,152 million in consolidated, have the purpose of extending the debt profile and reducing debt issuance costs and general corporate purposes.

ECA credit facilities

TMAR contract financing facilities with export credit agencies to finance part of the investments in equipment and services that incorporate foreign technology.

In October 2013 US$9.8 million (R$21.4 million) were disbursed under a financing agreement entered into by TMAR with the SEK – Swedish Export Corporation in June 2011, thus completing the full disbursements under this agreement.

In June 2013 US$5.6 million (R$12.5 million) were disbursed under a financing agreement entered into by TMAR with the SEK – Swedish Export Corporation in June 2011.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

In February 2013 US$95.7 million (R$190.3 million) were disbursed under a financing agreement entered into by TMAR with the Export Development Canada agency in July 2012, and in June 2011 US$21 million (R$41.8 million) were disbursed under a financing agreement entered into by TMAR with the SEK – Swedish Export Corporation.

In February 2013 TMAR amortized R$192 million related to the financing agreement entered into with the SEK – Swedish Export Corporation and R$93 million related to the financing agreement entered into with the FEC – Finnish Export Credit.

In January 2013, R$43 million was amortized related to the financing agreement entered into by TMAR with the Nordic Investment Bank in July 2008.

In 2012, TMAR disbursed US$394,8 million (R$784,1 million) related to the agreements with these agencies. This amount comprises the disbursement US$291.9 million from the Finnish Export Credit, under the agreements entered into in 2009 and 2011; US$14.1 million from SEK – Swedish Export Corporation, under an agreement entered into in 2011; and US$88.8 million from ONDD – Office National Du Ducroire, under an agreement entered into in 2010.

TMAR is a party to current agreements with major export credit agencies, including: SEK – Swedish Export Corporation; CDB – China Development Bank; and ONDD – Office National Du Ducroire; e FEC – Finnish Export Credit.

Public and private debentures

Issuer	Issue	Principal	Maturity	2013	2012
Oi	10th (i)	R$1,500 million	2019	1,604,207
Oi	9th	R$2,000 million	2020	2,262,961	2,158,069
Oi	8th	R$2,350 million	2018	2,350,976	2,351,458
Oi	7th	R$1,000 million	2017	1,039,569	1,031,926
Oi	5th (1st series)	R$1,754 million	2014	1,792,259	1,783,127
Oi	5th (2nd series)	R$246 million	2020	320,088	302,288
Oi	1st (2nd series) (ii)	R$540 million	2013		552,921
TMAR	2nd	R$31 million	2021	44,180	41,517

Public debentures				9,414,240	8,221,306

The debentures issued by the Company and its subsidiaries do not contain renegotiation clauses.

(i)	The Board of Directors’ Meeting held on March 20, 2013 approved the tenth public issuance, eighth by the Company, of unsecured, nonconvertible debentures, in the local market for distribution (pursuant to CVM Instruction 476/2009), totaling R$1,500 million. The CVM (Cetip) approved the issue registration on March 27, 2013. These debentures were issued in a single series. These debentures were subscribed and paid in on March 28, 2013. The debt issuance costs, totaling R$6 million, are being recognized in profit or loss according to this issuance’s contractual terms.
(ii)	In March 2013, the Company fully amortized R$559 million of the 1st issue (2nd series) of public debentures.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The debentures issued by the Company and its subsidiaries do not contain renegotiation clauses.

Guarantees

BNDES financing facilities are collateralized by receivables of the Company and its subsidiaries TMAR, TNL PCS, and Oi Móvel. The Company provides guarantees to its subsidiaries TMAR, TNL PCS and Oi Móvel for such financing facilities, totaling R$5,056 million.

Covenants

The financing agreements of the Company and subsidiaries TMAR, TNL PCS and Oi Móvel with BNDES and other financial institutions, and the debentures issued requires compliance with financial ratios (covenants). Financial ratios of the BNDES agreements are calculated semiannually, in June and December. Other financial ratios are calculated on a quarterly basis.

Specifically for the BNDES agreements, the financial ratios are calculated based on the Company’s consolidated financial reporting.

As at December 31, 2013 all ratios had been complied with.

Committed and not used credit facilities

In March de 2013 the Company entered into a financing agreement with the ONDD (Office National Du Ducroire/Nationale Delcrederedienst) amounting to US$257 million to finance part of its investments for the next two years. There was no disbursement from this facility to date.

In December 2012 the Company contracted a revolver credit facility amounting to R$1,500 million for a three-year period with a syndicate of global commercial banks, consisting of Banco do Brasil, Bradesco, HSBC, and Santander.

The revolver credit facility transactions were structured so that the Company and its subsidiaries can use the credit facility at any time, over the contractual periods. These transactions provide a comfortable liquidity cushion, strengthening the Group’s capital structure and credit profile, and increase our cash management efficiency.

19.	DERIVATIVE INSTRUMENTS

	2013	2012
Assets
Currency swaps	1,631,015	702,986
Interest rate swaps	118,264	208,477
Non-deliverable forwards (NDFs)	323,900	77,636

Total	2,073,179	989,099

Current	452,234	640,229
Non-current	1,620,945	348,870

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

	2013	2012
Liabilities
Currency swaps	355,456	181,392
Interest rate swaps	197,187	145,132
Non-deliverable forwards (NDFs)	14,008	187,773

Total	566,651	514,297

Current	409,851	309,555
Non-current	156,800	204,742

20.	LICENSES AND CONCESSIONS PAYABLE

	2013	2012
SMP	1,484,407	2,020,929
STFC concessions		137,068

Total	1,484,407	2,157,997

Current	457,173	1,058,881
Non-current	1,027,234	1,099,116

Correspond to the amounts payable to ANATEL for the radiofrequency concessions and the licenses to provide the SMP services, and STFC service concessions, obtained at public auctions.

The payment schedule is as follows:

2014	457,173
2015	511,169
2016	511,169
2017	2,331
2018 to 2019	2,565

Total	1,484,407

21.	TAX REFINANCING PROGRAM

The outstanding balance of the Tax Debt Refinancing Program is broken down as follows:

	2013	2012
Law 11941/09 tax financing program	1,108,435	1,072,947
REFIS II - PAES	11,869	12,152

Total	1,120,304	1,085,099

Current	100,302	99,732
Non-current	1,020,002	985,367

The amounts of the tax refinancing program created under Law 11941/2009, divided into principal, fine and interest—which include the debt declared at the time the deadline to join the program was reopened as provided for by Law 12865/2013—are broken down as follows:

	2013				2012
	Principal	Fines	Interest	Total	Total
Tax on revenue (COFINS)	272,935	35,199	302,179	610,313	615,841

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Income tax	87,518	7,629	91,735	186,882	164,437
Tax on revenue (PIS)	43,286	2,692	34,597	80,575	72,088
Social security (INSS – SAT)	4,742	3,649	34,813	43,204	46,276
Social contribution	26,604	2,576	21,499	50,679	41,794
Tax on banking transactions (CPMF)	17,222	1,711	16,538	35,471	33,225
Other	48,137	6,460	58,583	113,180	111,438

Total	500,444	59,916	559,944	1,120,304	1,085,099

The payment schedule is as follows:

2014	100,302
2015	103,419
2016	103,419
2017	103,419
2018	103,419
2019 to 2021	310,257
2022 to 2025	296,069

Total	1,120,304

(i)	Tax refinancing program created under Law 11941/2009 and inclusion of the debt as prescribed by Law 12865/2013

The Company and some of its subsidiaries joined the Federal tax Refinancing Plan governed by Law 11941/2009, including part of the debt to the National Treasury and the INSS due until November 30, 2008.

Recently, with the reopening of the deadline to include the debt in said Federal tax refinancing program, as prescribed by Law 12865/2013, the Company and some of its subsidiaries elected to include in the program other debts, expired up to November 30, 2008, which were challenged at the administrative and court levels.

As provided for by Article 1, V, Par. 9 of Law 11941/09, companies must ensure the timely payment of new installments or be excluded from the program if they have three installments outstanding, whether consecutive or otherwise, or fail to pay one installment, if all the others have been paid.

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

22.	PROVISIONS

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Broken down as follows:

	Type	2013	2012
	Labor
(i)	Overtime	474,910	635,002
(ii)	Indemnities	150,612	214,671
(iii)	Sundry premiums	128,765	172,869
(iv)	Stability/reintegration	120,863	180,705
(v)	Additional post-retirement benefits	75,048	98,131
(vi)	Salary differences and related effects	56,997	83,478
(vii)	Lawyers/expert fees	30,969	42,084
(viii)	Severance pay	24,945	39,605
(ix)	Severance Pay Fund (FGTS)	10,723	18,420
(x)	Labor fines	16,758	22,499
(xi)	Employment relationship	5,467	5,161
(xii)	Joint liability	2,292	4,352
(xiii)	Other claims	43,925	62,161

	Total	1,142,274	1,579,138

	Tax
(i)	State VAT (ICMS)	361,540	448,120
(ii)	FUST/FUNTTEL	147,350	142,632
(iii)	Tax on services (ISS)	67,350	65,711
(iv)	Tax on net income (ILL)	19,998	19,478
(v)	INSS (joint liability, fees, and severance pay)	12,462	11,726
(vi)	Other claims	31,672	77,627

	Total	640,372	765,294

	Civil
(i)	Corporate	2,062,709	2,333,980
(ii)	ANATEL estimates	557,960	551,143
(iii)	ANATEL fines	487,548	436,195
(iv)	Small claims courts	137,859	108,479
(v)	Other claims	587,595	645,408

	Total	3,833,671	4,075,205

	Total provisions	5,616,317	6,419,637

	Current	1,223,526	1,569,356
	Non-current	4,392,791	4,850,281

In compliance with the relevant Law, the provisions are adjusted for inflation on a monthly basis.

Breakdown of contingent liabilities, per nature

The breakdown of contingent liabilities with a possible unfavorable outcome and, therefore, not recognized in accounting, is as follows:

	2013	2012
Labor	877,287	1,051,868
Tax	17,995,906	17,260,147

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Civil	1,037,903	991,269

Total	19,911,096	19,303,284

Summary of changes in provision balances

	Labor	Tax	Civil	Total
Balance in 2011	1,037,720	300,149	3,077,022	4,414,891

Increase due to corporate reorganization	851,828	559,745	1,110,406	2,521,979
Inflation adjustment	144,272	41,369	47,376	233,017
Additions/(reversals)	(11,545)	19,258	391,919	399,632
Write-offs for payment/terminations	(443,137)	(155,227)	(551,518)	(1,149,882)

Balance in 2012	1,579,138	765,294	4,075,205	6,419,637

Inflation adjustment	139,698	63,633	42,874	246,205
Additions/(reversals)	(154,616)	8,223	528,342	381,949
Write-offs for payment/terminations	(421,946)	(196,778)	(812,750)	(1,431,474)

Balance in 2013	1,142,274	640,372	3,833,671	5,616,317

Summary of the main matters related to the recognized provisions and contingent liabilities

Provisions

Labor

(i)	Overtime - refers to the claim for payment of salary and premiums by alleged overtime hours;

(ii)	Indemnities - refers to amounts allegedly due for occupational accidents, leased vehicles, occupational diseases, pain and suffering and tenure;

(iii)	Sundry premiums - refer to claims of hazardous duty premium, based on Law 7369/85, regulated by Decree 93412/86, due to the alleged risk from employees’ contact with the electric power grid, health hazard premium, pager pay, and transfer premium;

(iv)	Stability/reintegration - claim due to alleged noncompliance with an employee’s special condition which prohibited termination of the employment contract without cause;

(v)	Supplementary retirement benefits – differences allegedly due in the benefit salary referring to payroll amounts;

(vi)	Salary differences and related effects - refer mainly to claims for salary increases due to alleged noncompliance with trade union agreements. As for the effects, these refer to the impact of the salary increase allegedly due on the other amounts calculated based on the employee’s salary;

(vii)	Lawyers/expert fees - installments payable to the plaintiffs’ lawyers and court appointed

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(viii)	Severance pay - claims of amounts which were allegedly unpaid or underpaid upon severance;

(ix)	Supplement to FGTS fine - arising from understated inflation, refers to claims to increase the FGTS severance fine as a result of the adjustment of accounts of this fund due to inflation effects.

(x)	Labor fines - amounts arising from delays or nonpayment of certain amounts provided for by the employment contract, within the deadlines set out in prevailing legislation and collective bargaining agreements;

BrT filed a lawsuit against Caixa Econômica Federal to assure the reimbursement of all amounts paid for this purpose;

(xi)	Employment relationship - Lawsuits filed by former employees of outsourced companies claiming the recognition of an employment relationship with the Company or its subsidiaries alleging an illegal outsourcing and/or the existence of elements that evidence such relationship, such as direct subordination;

(xii)	Joint liability - refers to the claim to assign liability to the Company, filed by outsourced personnel, due to alleged noncompliance with the latter’s labor rights by their direct employers;

(xiii)	Other claims - refer to different litigation including rehiring, profit sharing, qualification of certain allowances as compensation, etc.

In 2013, Management reviewed the methodology used to calculate the provisions for losses in labor lawsuits including statistical techniques as a result of the higher experience accumulated in the matter. The change in estimate generated a reversal amounting to R$315,648 (amounting to R$208,328 net of taxes).

Tax

(i)	ICMS - Refers to the provision considered sufficient by management to cover the various tax assessments related to: (a) levy of ICMS and not ISS on certain revenue; (b) claim and offset of credits on the purchase of goods and other inputs, including those necessary for network maintenance; and (c) tax assessments related to alleged noncompliance with accessory obligations.

(ii)	FUNTTEL - Provision recognized based on the change in the Universal Telecom Service Fund (FUST) fee calculation methodology, under ANATEL Abstract 7 (which no longer allows the deduction of Industrial Exploitation of Dedicated Lines (EILD) and interconnection charges from the calculation basis, not even retrospectively) and the potential impact on the FUNTTEL calculation basis.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(iii)	ISS - The Company and TMAR have provisions for tax assessments challenged because of the levy of ISS in several services, such as, leased, value added, and technical and administrative equipment.

(iv)	ILL - TMAR offset the ILL paid up to calendar 1992 based on Federal Supreme Court (“STF”) decisions that declare the unconstitutionality of this tax. However, even though there is case law on the matter, a provision is maintained as there is no final decision of the criteria for the adjustments of these credits.

(v)	INSS - Provision related basically to probable losses on lawsuits discussing joint liability and indemnities.

(vi)	Other claims - Refer basically to provisions to cover Real Estate Tax (IPTU) assessments and several tax assessments related to income tax and social contribution collection, amounting to R$1,336.

Civil

(i)	Corporate – Financial Participation Agreements - these agreements were governed by Administrative Rules 415/1972, 1181/1974, 1361/1976, 881/1990, 86/1991, and 1028/1996. Subscribers held a financial interest in the concessionaire after paying in a certain amount, initially recorded as capitalizable funds and subsequently recorded in the concessionaire’s equity, after a capital increase was approved by the shareholders’ meeting, thus generating the issuance of shares. The lawsuits filed against the former CRT - Companhia Riograndense de Telecomunicações, a company merged by the Company, challenge the way shares were granted to subscribers based on said financial participation agreements.

The Company used to recognize a provision for the risk of unfavorable outcome in these lawsuits based on certain legal doctrine. In the first half of 2009, however, decisions issued by appellate courts led the Company to revisit the amount accrued and the risk classification of the relevant lawsuits. The Company, considering obviously the peculiarities of each decision and based on the assessment made by its legal department and outside legal counsel, changed its estimate on the likelihood of an unfavorable outcome from possible to probable. In 2009, the Company’s management, based on the opinions of its legal department and outside legal counsel, revised the measurement criteria of the provision related to the financial interest agreements. Said revision contemplated additional considerations regarding the dates and the arguments of the final and unappealable decisions on ongoing lawsuits, as well as the use of statistical criteria to estimate the amount of the provision for those lawsuits. The Company currently accrues these amounts mainly taking into consideration (i) the criteria above, (ii) the number of ongoing lawsuits by matter discussed, and (iii) the average amount of historical losses, broken down by matter in dispute. In addition to these criteria, in 2013 the courts recognized, in several decisions, the enforcement of the twenty-year statute of limitations for the lawsuits that met this criterion and the Company, based on the opinion of its in-house and outside legal counsel, understands that the likelihood of loss is remote. Therefore, it is not necessary to set up a provision.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

At the end of 2010, the website of the Superior Court of Justice (STJ) disclosed news that this court had set compensation criteria to be adopted by the Company to the benefit of the shareholders of the former CRT for those cases new shares, possibly due, could not be issued because of the sentence issued. According to this court judgment news, which does not correspond to a final decision, the criteria must be based on (i) the definition of the number of shares that each claimant would be entitled, measuring the capital invested at the book value of the share reported in the company’s monthly trial balance on the date it was paid-in, (ii) after said number of shares is determined, it must be multiplied by its quotation on the stock exchange at the closing of the trading day the final and unappealable decision is issued, when the claimant becomes entitled to sell or disposed of the shares, and (iii) the result obtain must be adjusted for inflation (IPC/INPC) from the trading day of the date of the final and unappealable decision, plus legal interest since notification. In the case of succession, the benchmark amount will be the stock market price of the successor company. Based on current information, management believes that its estimate would not be materially impacted as at December 31, 2013, had these criteria already been adopted. There may be, however, significant changes in the items above, mainly regarding the market price of Company shares.

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

The main contingencies classified with possible likelihood of an unfavorable outcome, according to the Company´s management’s opinion, based on its legal counsel’s assessment, are summarized below:

Labor

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Refer to several lawsuits claiming, but not limited to, the payment of salary differences, overtime, hazardous duty and health hazard premium, and joint liability, which total approximately R$877,287 (R$1,051,868 in 2012).

Tax

The main ongoing lawsuits have the following matters:

(i)	ICMS - several ICMS assessment notifications, including two main matters: ICMS levied on certain revenue from services already subject to ISS or which are not part of the ICMS tax base, and utilization of ICMS credits claimed on the purchase of goods and other inputs, amounting approximately to R$5,865,591 (R$5,755,124 in 2012);

(ii)	ISS - alleged levy of this tax on subsidiary telecommunications services and discussion regarding the classification of the services taxed by the cities listed in Supplementary Law 116/2003, amounting approximately to R$2,078,234 (R$1,787,183 in 2012);

(iii)	INSS - tax assessments to add amounts to the contribution salary allegedly due by the Company, amounting approximately to R$1,002,090 (R$956,585 in 2012); and

(iv)	Federal taxes – several tax notifications regarding basically the disallowances made on the calculation of taxes, errors in the completion of tax returns, transfer of PIS and COFINS and FUST related to changes in the interpretation of these taxes tax bases by ANATEL. These lawsuits amount approximately to R$9,049,991 (R$8,761,255 in 2012).

Civil

The main ongoing lawsuits do not have any lawsuits for which no court decision has been issued, and are mainly related, but not limited to, challenging of network expansion plans, compensation for pain and suffering and material damages, collection lawsuits, and bidding processes. These lawsuits total approximately R$1,037,903 (R$991,269 in 2012).

Guarantees

The Company has bank guarantee letters and guarantee insurance granted by several financial institutions and insurers to guarantee commitments arising from lawsuits, contractual obligations, and biddings with ANATEL. The total adjusted amount of contracted guarantees and guarantee insurance, effective at December 31, 2013, corresponds to R$15,498,243 (R$14,766,928 in 2012). The commission charges on these contracts are based on market rates.

Contingent assets

Below are the tax lawsuits filed by the Company to claim refund of taxes paid.

Taxes on revenue (PIS/COFINS): tax lawsuit to seek authorization from courts for the offset, as provided for by Law 9430/96, of the PIS/COFINS amounts paid based on Articles 2 and 3 of Law

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

9718/98 for tax events that occurred on or after February 1, 1999, adjusted using the SELIC rate (Central Bank’s policy rate). In November 2005, the Federal Supreme Court ruled on the increase in the tax base. The Company awaits the judgments of the lawsuits, whose likelihood of a favorable outcome in future filing of appeals is regarded as probable. The amount attributed to these lawsuits, representing unrecognized contingent assets, was R$22,007 (R$22,000 in 2012).

23.	OTHER PAYABLES

	2013	2012
Unearned revenues (Note 29)	2,387,336	691,789
Advances from customers	485,619	780,264
Acquisition of equity interest	418,069
Consignation to third parties	59,291	41,415
Provision for asset decommissioning	14,256	218,516
Redeemable bonus shares		99,967
Payable - reverse stock split	8,881	21,845
Other	7,810	154,532

Total	3,381,262	2,008,328

Current	847,810	1,438,323
Non-current	2,533,452	570,005

24.	EQUITY

(a)	Issued capital

The Extraordinary Shareholders’ Meeting held on March 21, 2013 approved a capital increase amounting to R$162,456 resulting from the distribution of bonus shares.

Subscribed and paid-in capital is R$7,471,209 (R$7,308,753 at December 31, 2012), represented by the following shares, without par value:

	Number of shares (in thousands)
	2013	2012
Total capital in shares
Common shares	599,009	599,009
Preferred shares	1,198,078	1,198,078

Total	1,797,087	1,797,087

Treasury shares
Common shares	84,251	84,251
Preferred shares	72,808	72,808

Total	157,059	157,059

Outstanding shares
Common shares	514,758	514,758
Preferred shares	1,125,270	1,125,270

Total outstanding shares	1,640,028	1,640,028

The preferred and common shares held in treasury are excluded from the determination of the book value.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The Company is authorized to increase its capital, according to a resolution of the Board of Directors, up to the limit of 2.5 billion common or preferred shares, within the legal limit of 2/3 for the issuance of new nonvoting preferred shares.

By resolution of the Shareholders’ Meeting or Board of Directors’ Meeting, the Company’s capital can be increased can be increased by capitalizing retained earnings or reserves previously set up for this purpose by the Shareholders’ Meeting. Under these conditions, the capitalization can be made with any change in the number of shares.

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

As a result of the bonus shares approved at the Extraordinary Shareholders’ Meeting held on August 10, 2012, the Company’s increase by R$492,285 to R$7,308,753.

As a result of the bonus shares approved at the Annual Shareholders’ Meeting held on March 23, 2013, the Company’s increase by R$162,456 to R$7,471,209.

(b)	Treasury shares

Treasury shares at December 31, 2013 originate from the corporate events that took place in the in the first half of 2012, described below:

(i)	on February 27, 2012 the Extraordinary Shareholders’ Meeting of Oi S.A. approved the Merger Protocol and Justification of Coari with and into the Company and, as a result, the cancelation of the all the treasury shares held by the Company on that date;

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

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Shares registered in the corporate reorganization, as described in item (ii) above	24,648	93,491
Shares reimbursed to the withdrawing shareholders, as described in item (iii) above	59,539	786,647	72,158	1,221,678
Other	64	240	650	2,468
Balance in 2012	84,251	880,378	72,808	1,224,146
Balance in 2013	84,251	880,378	72,808	1,224,146

(*)	Number of shares in thousands

Historical cost in purchase of treasury shares (R$ per share)	2013	2012
Weighted average	13.40	13.40
Minimum	3.79	3.79
Maximum	15.25	15.25

Fair value of treasury shares

The fair value of treasury shares at the end of the reporting period was as follows:

	2013		2012
	Preferred shares	Common shares	Preferred shares	Common shares
Number of treasury shares (in thousands)	72,808	84,251	72,808	84,251
Quotation per share on BOVESPA (R$)	3.59	3.61	8.32	9.16
Market value	261,381	304,146	605,763	771,739

The table below shows the deduction of the amount of treasury shares from the reserve used in the repurchase:

	2013	2012
Carrying amount of capital reserves	3,977,623	4,302,535
Treasury shares	(2,104,524)	(2,104,524)
Balance, net of treasury shares	1,873,099	2,198,011

(c)	Capital reserves

Capital reserves are recognized pursuant to the following practices:

Share premium reserve: equal to the difference between the amount paid on subscription and the amount allocated to capital.

Special merger goodwill reserve: represents the net amount of the balancing item to goodwill recorded in assets, as provided for by CVM Instruction 319/1999.

Special merger reserve – net assets: represents the net assets merged by the Company under the corporate reorganization approved on February 27, 2012.

Investment grant reserve: recognized due to the investment grants received before the beginning of FY 2008 as a balancing item to an asset received by the Company.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Law 8200/91 special inflation adjustment reserve: recognized due to the special inflation adjustments of permanent assets and the purpose of which was the offset of distortions in inflation adjustment indices prior to 1991.

Stock options reserve: line item recognized due to the stock options granted and recognized according to the share-based payment plans and settled with equity instruments. In the first quarter of 2012 the stock option plan was terminated and the reserve realized.

Interest on works in progress: consists of the balancing item to interest on works in progress incurred through December 31, 1998.

Other capital reserves: consists of the funds invested in income tax incentives before the beginning of FY 2008.

(d)	Profit reserves

Profit reserves are recognized pursuant to the following practices:

Legal reserve: allocation of 5% of profit for the year up to the limit of 20% of capital. This allocation is optional when the legal reserve plus the capital reserves exceeds 30% of capital. This reserve is only used for capital increase or absorption of losses.

Investments reserve: consists of the balances of profit for the year, adjusted pursuant to article 202 of Law 6404/76 and allocated after the payment of dividends. The profits for the year used to recognize this reserve was fully allocated as retained earnings by the related shareholders’ meetings in light of the Company’s investment budget and pursuant to Article 196 of the Brazilian Corporate Law.

(e)	Dividends and interest on capital

Dividends are calculated pursuant to the Company’s bylaws and the Brazilian Corporate Law. Mandatory minimum dividend are calculated in accordance with Article 202 of Law 6404/76, and preferred or priority dividends are calculated pursuant to the Company’s Bylaws.

Preferred shares are nonvoting, except in the cases specified in paragraphs 1-3 of Article 12 of the Bylaws, but are assured priority in the payment of the noncumulative minimum dividends equal to the higher of 6% per year of the amount obtained by dividing capital stock by the total number of shares of the Company or 3% per year of the amount obtained by dividing book equity by the total number of shares of the Company.

By decision of the Board of Directors, the Company can pay or credit, as dividends, interest on capital pursuant to Article 9, paragraph 7, of Law 9249/1995. The interest paid or credited will be offset against the annual mandatory minimum dividend amount, pursuant to Article 43 of the Bylaws.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

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

At the meeting held on September 18, 2013, the Company’s Board of Directors approved the payment of interim dividends totaling R$500,000, charged to the profit reserve, which was deducted from the mandatory dividends for FY 2013. As at December 31, 2013, the Company posted net income of R$1,493,015 and as proposed by the Company’s management, subject to the Annual Shareholders’ Meeting’s approval, net income for the year will be allocated to the recognition of an investment reserve.

The Company did not recognize a legal reserve of 5% of net income for the year in 2013 because the balance of this reserve, plus the amount of the capital reserves, exceeds 30% of capital.

Mandatory minimum dividends calculated in accordance with Article 202 of Law 6404/1976:

	2013	2012
Net income for the year	1,493,015	1,784,890
Mandatory minimum dividends	373,254	446,222
Proposed additional dividends		391,322
Addition related to the distribution of interim dividends	126,746

Total dividends paid to shareholders	500,000	837,544

Statutory minimum dividends of preferred shares for 2013 were calculated as follows:

2013
I - 6% p.a. on share capital criterion
Subscribed capital	7,471,209
Total outstanding shares (*)	1,640,028
Total outstanding preferred shares (*)	1,125,270
Calculation basis	5,126,210
Statutory minimum dividend percentage	6%
Statutory minimum dividends	307,573

II - 3% p.a. on share equity criterion

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Equity	11,524,138
Total outstanding shares (*)	1,640,028
Total outstanding preferred shares (*)	1,125,270
Calculation basis	7,907,040
Statutory minimum dividend percentage	3%
Statutory minimum dividends	237,211

(*)	in thousands of shares

Statement of dividends for 2013:

	2013
	Common shares	Preferred shares	Total
Dividends
Interim dividends (on September 18, 2013) (*)	156,936	343,064	500,000

Total	156,936	343,064	500,000

(*)	Deducted from the FY 2013 mandatory dividends and charged to the profit reserve.

	2013
	Amount per share/ in reais
	Common shares	Preferred shares
Dividends
Interim dividends (on September 18, 2013)	0.304873	0.304873

Total	0.304873	0.304873

(f)	Share issue costs

We recognized in this line item the share issue costs related to the corporate reorganization of February 27, 2012.

(g)	Other comprehensive income

The Company recognizes in this line item other comprehensive income that revenue, expenses, reclassification adjustments, and the tax effects related to these components, which are not recognized in the income statements.

In the year ended December 31, 2013, the Company recorded losses of R$139,334 related to the adoption of hedge accounting (Note 3), net of income tax, of which R$20,105 refer to the hedge accounting loss incurred by subsidiary TMAR and recorded by the Company.

As a result, the effects discussed in the topic above are presented in aggregate in the relevant existing line items, referred to above, as shown below:

	Other comprehensive income	Share issue costs	Change in equity interest percentage	Total
At January 1, 2012	(38,984)			(38,984)

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Share issue costs		(56,609)		(56,609)
Increase due to corporate reorganization (*)	87,550			87,550
Actuarial gains and (losses)	(168,989)			(168,989)
Subsidiaries’ actuarial gains and (losses)	696			696
Hedge accounting gain	35,842			35,842
Subsidiaries’ hedge accounting gain	16,792			16,792
Change in equity interest percentage			3,916	3,916
Balance in 2012	(67,093)	(56,609)	3,916	(119,786)
Share issue costs		62		62
Actuarial gains and (losses)	113,972			113,972
Subsidiaries’ actuarial gains and (losses)	924			924
Hedge accounting losses	(119,229)			(119,229)
Subsidiaries’ hedge accounting loss	(20,105)			(20,105)
Balance in 2013	(91,531)	(56,547)	3,916	(144,162)

(*)	Refers to the hedge accounting transferred to the Company as a result of the merger of Coari, on February 27, 2012, date the corporate reorganization was approved.

(h)	Basic and diluted earnings per share

The Company’s bylaws award different rights to common and preferred shareholders with respect to dividends, voting rights, and in case of liquidation of the Company. Accordingly, basic and diluted earnings per share were calculated based on profit for the year available to common and preferred shareholders.

Basic

Basic earnings per share are calculated by dividing the profit attributable to controlling shareholders, available to common and preferred shareholders, by the weighted average number of common and preferred shares outstanding during the year.

Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of outstanding common and preferred shares, to estimate the dilutive effect of all convertible securities. Currently we do not have any potentially dilutive shares.

The table below shows the calculations of basic and diluted earnings per share:

	2013	2012	2011

Profit attributable to owners of the Company	1,493,015	1,784,890	1,005,731

Profit allocated to common shares – basic and diluted	468,615	560,225	315,669
Profit allocated to preferred shares – basic and diluted	1,024,400	1,224,665	690,062

Weighted average number of outstanding shares (in thousands of shares)
Common shares – basic and diluted	514,758	514,758	514,759
Preferred shares – basic and diluted	1,125,270	1,125,273	1,125,277

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Earnings per share (in reais):
Common shares – basic and diluted	0.91	1.09	0.61
Preferred shares – basic and diluted	0.91	1.09	0.61

25.	EMPLOYEE BENEFITS

(a)	Pension funds

The Company and its subsidiaries sponsor retirement benefit plans (“pension funds”) for their employees, provided that they elect to be part of such plan, and current beneficiaries. The table below shows the existing pension plans at December 31, 2013.

Benefit plans	Sponsors	Manager

TCSPREV	Oi, Oi Móvel, BrT Multimídia, iG, and BrTI	FATL
BrTPREV	Oi, Oi Móvel, BrT Multimídia, iG, and BrTI	FATL
TelemarPrev	Oi, TMAR, TNL PCS, and Oi Internet	FATL
PAMEC	Oi	Oi
PBS-A	TMAR and Oi	Sistel
PBS-Telemar	TMAR	FATL
PBS-TNCP	TNL PCS	Sistel
CELPREV	TNL PCS	Sistel

Sistel – Fundação Sistel de Seguridade Social

FATL – Fundação Atlântico de Seguridade Social

Telemar Participações S.A., the Company’s parent, is one of the sponsors the TelemarPrev benefit plan.

For purposes of the pension plans described in this note, the Company can also be referred to as the “Sponsor”.

The sponsored plans are valued by independent actuaries at the end of the annual reporting period. For the year ended December 31, 2013, the actuarial valuations were performed by Mercer Human Resource Consulting Ltda. The Bylaws provide for the approval of the supplementary pension plan policy, and the joint liability attributed to the defined benefit plans is ruled by the agreements entered into with the pension fund entities, with the agreement of the National Pension Plan Authority (PREVIC), as regards the specific plans. PREVIC is the official agency that approves and oversees said plans.

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

Provisions for pension funds

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Refer to the recognition of the actuarial deficit of the defined benefit plans, as shown below:

	2013	2012
BrTPREV plans	640,145	865,910
PAMEC plan	3,417	4,877

Total	643,562	870,787

Current	184,295	103,666
Non-current	459,267	767,121

Assets recorded to be offset against future employer contributions

The Company recognized TCSPREV Plan assets related to: (i) sponsor contributions which participants that left the Plan are not entitled to redeem; and (ii) part of the Plan’s surplus attributed to the sponsor.

The assets recognized are used to offset future employer contributions. These assets are broken down as follows:

	2013	2012
TCSPREV Plan	69,793	83,019

Total	69,793	83,019

Current	9,596	9,311
Non-current	60,197	73,708

Features of the sponsored supplementary pension plans

1)	FATL

FATL, closed, multiple sponsor, multiple plan pension fund, is a nonprofit, private pension-related entity, with financial and administrative independence, headquartered in Rio de Janeiro, State of Rio de Janeiro, engaged in the management and administration of pension benefit plans for the employees of its sponsors.

Plans

(i)	BrTPREV

Variable contribution pension Benefit Plan, enrolled with the CNPB under No. 2002.0017-74.

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

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

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

The monthly Contribution of the Fundador/Alternativo group (merged) Participants corresponds to the sum of: (i) 3 percent charged on the Contribution Salary; (ii) 2 percent charged on the Contribution Salary that exceeds half of the highest Official Pension Scheme Contribution Salary, and (iii) 6.3 percent charged on the Contribution Salary that exceeds the highest Official Pension Scheme Contribution Salary.

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

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The Plan’s Charter requires the parity between participants’ and sponsors’ contributions, up to the limit of 8% of the Contribution Salary, even though a sponsor is not required to match Extraordinary Contributions made by participants. The plan is funded under the capitalization approach.

(iv)	TCSPREV

Variable contribution pension Benefit Plan, enrolled with the National Register of Benefit Plans (CNPB) under No. 2000.0028-38.

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

The TCSPREV group Participant’s Voluntary Contribution corresponds to the product obtained, in whole numbers, by applying a percentage of up 22 percent, elected by the Participant, to the Participation Salary. The Sporadic Contribution of a Participant is optional and both its amount and frequency are freely chosen by the Participant, provided it is not lower than one (1) UPTCS (TCSPREV’s pension unit). The Sponsor does not make any counterpart contribution to the Participant’s Voluntary or Sporadic contribution.

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

Defined benefit plan jointly sponsored with other sponsors associated to the provision of telecommunications services and offered to participants who held the status of beneficiaries on January 1, 2000.

Contributions to the PBS-A are contingent on the determination of an accumulated deficit. As at December 31, 2013, date of the last actuarial valuation, the plan presented a surplus.

(ii)	PBS-TNCP

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

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

PBS-TNCP has been closed to new participants since April 2004.

(iii)	CELPREV

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

A participant can make four types of contributions: (i) basic regular contribution: percentage ranging from 0 to 2 percent of his/her contribution salary; (ii) additional regular contribution: percentage from 0 to 6 percent of the share of his/her contribution salary that exceeds one Standard Reference Unit of the Plan; and (iii) voluntary contribution: percentage of the contribution salary freely chosen by the participant.

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

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Status of the sponsored plans, revalued at the end of the reporting period (FATL)

The table below shows the data of the sponsored defined benefit pension plans:

	2013
	BrTPREV	TCSPREV	PBS-Telemar	TelemarPrev
RECONCILIATION OF ASSETS AND LIABILITIES
Actuarial obligations on vested benefits	1,916,503	415,262	227,664	2,318,635
Actuarial obligations on unvested benefits	25,198	65,793	8,220	404,307

(=) Total present value of actuarial	1,941,701	481,055	235,884	2,722,942

Fair value of plan assets	(1,301,556)	(1,442,656)	(264,224)	(3,203,900)
(=) Net actuarial liability/(asset)	640,145	(961,601)	(28,340)	(480,958)
Effect of the asset/onerous liability recognition ceiling		891,808	28,340	480,958
(=) Recognized net actuarial liability/(asset) (1)	640,145	(69,793)

	2012
	BrTPREV	TCSPREV	PBS-Telemar	TelemarPrev
RECONCILIATION OF ASSETS AND LIABILITIES
Actuarial obligations on vested benefits	2,222,876	476,262	265,881	2,641,209
Actuarial obligations on unvested benefits	39,648	95,523	11,516	625,647

(=) Total present value of actuarial	2,262,524	571,785	277,397	3,266,856

Fair value of plan assets	(1,396,614)	(1,543,104)	(323,480)	(3,526,899)
(=) Net actuarial liability/(asset)	865,910	(971,319)	(46,083)	(260,043)
Effect of the asset/onerous liability recognition ceiling		888,300	46,083	260,043
(=) Recognized net actuarial liability/(asset) (1)	865,910	(83,019)

(1)	The Company determines the amount available to deduct from future contributions according to the applicable legal provisions and the benefit plan charter. The amount of the asset linked to the TCSPREV plan recognized in the Company’s financial statements, totaling R$69,793 (R$83,019 in 2012), does not exceed the present value of future contributions.

	2013
	BrTPREV	TCSPREV	PBS-Telemar	TelemarPrev
CHANGES IN NET ACTUARIAL LIABILITIES/(ASSETS)
Present value of actuarial obligation at beginning of year	2,262,524	571,785	277,397	3,266,856
Interest on actuarial obligations	194,093	49,310	23,839	282,499
Cost of current service	782	1,836	235	12,197
Participant contributions made in the year			52
Benefits paid, net	(160,633)	(35,504)	(18,309)	(203,607)
Result of the benefit obligation allocated to other comprehensive income	(355,065)	(106,372)	(47,330)	(635,003)
Present value of actuarial obligation at end of year	1,941,701	481,055	235,884	2,722,942
Fair value of assets at beginning of year	1,396,614	1,543,104	323,480	3,526,899
Return of plan assets	121,714	135,651	27,942	305,614
Amortizing contributions received from sponsor	116,803
Regular contributions received by plan			137
Sponsor			85
Participants			52
Payment of benefits	(160,633)	(35,504)	(18,309)	(203,607)
Result of the benefit obligation allocated to other comprehensive income	(172,942)	(200,595)	(69,026)	(425,006)
Fair value of plan assets at yearend	1,301,556	1,442,656	264,224	3,203,900
(=) Net actuarial liability/(asset)	640,145	(961,601)	(28,340)	(480,958)
Effect of the asset/onerous liability recognition ceiling		891,808	28,340	480,958
(=) Recognized net actuarial liability/(asset)	640,145	(69,793)

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

	2012
	BrTPREV	TCSPREV	PBS-Telemar	TelemarPrev
CHANGES IN NET ACTUARIAL LIABILITIES/(ASSETS)
Present value of actuarial obligation at beginning of year	1,905,007	471,813	230,190	2,621,700
Interest on actuarial obligations	189,272	47,390	22,951	262,941
Cost of current service	2,422	1,751	182	11,060
Participant contributions made in the year			50
Benefits paid, net	(153,389)	(31,767)	(16,225)	(234,503)
Result of the benefit obligation allocated to other comprehensive income	319,212	82,598	40,249	605,658
Present value of actuarial obligation at end of year	2,262,524	571,785	277,397	3,266,856
Fair value of assets at beginning of year	1,213,900	1,376,344	296,076	3,205,748
Return of plan assets	120,129	140,828	29,782	323,401
Amortizing contributions received from sponsor	94,835
Regular contributions received by plan			143
Sponsor			93
Participants			50
Payment of benefits	(153,389)	(31,767)	(16,225)	(234,503)
Result of the benefit obligation allocated to other comprehensive income	121,139	57,699	13,704	232,253
Fair value of plan assets at yearend	1,396,614	1,543,104	323,480	3,526,899
(=) Net actuarial liability/(asset)	865,910	(971,319)	(46,083)	(260,043)
Effect of the asset/onerous liability recognition ceiling		888,300	46,083	260,043
(=) Recognized net actuarial liability/(asset)	865,910	(83,019)

	2013
	BrTPREV	TCSPREV	PBS-Telemar	TelemarPrev
BENEFIT EXPENSE (INCOME) COMPONENT
Cost of current service	782	1,837	235	12,197
Interest on actuarial obligations	194,092	49,310	23,839	282,499
Return of plan assets	(121,714)	(135,651)	(27,942)	(305,614)
Interest on onerous liability		76,507	4,096	23,115
Effect of the unrecognized net actuarial asset			(228)	(12,197)
Expense (income) recognized in income statement	73,160	(7,997)
Expense (income) recognized in other comprehensive income	(182,121)	48,826

Total expense (income) recognized	(108,961)	40,829

	2012
	BrTPREV	TCSPREV	PBS-Telemar	TelemarPrev
BENEFIT EXPENSE (INCOME) COMPONENT
Cost of current service	2,422	1,751	182	11,060
Interest on actuarial obligations	189,272	47,390	22,951	262,941
Return of plan assets	(120,128)	(140,828)	(29,782)	(323,401)
Interest on onerous liability		80,962	6,820	60,460
Effect of the unrecognized net actuarial asset			(171)	(11,060)
Expense (income) recognized in income statement	71,566	(10,725)
Expense (income) recognized in other comprehensive income	198,072	13,056

Total expense (income) recognized	269,638	2,331

The sponsors’ contributions to the pension plans estimated for 2014 amount R$122,534.

The main actuarial assumptions used in the calculations of the TelemarPREV, PBS-Telemar, BrTPREV, and TCSPREV plans were as follows:

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

	2013
	BrTPREV	TCSPREV	PBS-Telemar	TelemarPrev
MAIN ACTUARIAL ASSUMPTIONS USED
Nominal discount rate of actuarial obligation	11.83%	11.83%	11.83%	11.83%
Estimated inflation rate	5.50%	5.50%	5.50%	5.50%
Estimated nominal salary increase index	7.93%	7.93%	7.93%	5.5% to 10.9%
Estimated nominal benefit increase index	5.50%	5.50%	5.50%	5.50%

Total expected rate of return on plan assets	11.83%	11.83%	11.83%	11.83%

General mortality biometric table	AT2000	AT2000	AT2000	AT2000
Biometric disability table	Zimmermann Nichzugs	Zimmermann Nichzugs	Zimmermann Nichzugs	Zimmermann Nichzugs
Biometric disabled mortality table	Winklevoss	Winklevoss	Winklevoss	Winklevoss
Turnover rate	6%	6%	Nil	0% to 14.5%

	2012
	BrTPREV	TCSPREV	PBS-Telemar	TelemarPrev
MAIN ACTUARIAL ASSUMPTIONS USED
Nominal discount rate of actuarial obligation	8.89%	8.89%	8.89%	8.89%
Estimated inflation rate	4.50%	4.50%	4.50%	4.50%
Estimated nominal salary increase index	8.68%	8.68%	8.68%	4.5% to 14.95%
Estimated nominal benefit increase index	4.50%	4.50%	4.50%	4.50%

Total expected rate of return on plan assets	9.52%	9.52%	9.52%	9.52%

General mortality biometric table	AT2000	AT2000	AT2000	AT2000
Biometric disability table	Zimmermann Nichzugs	Zimmermann Nichzugs	Zimmermann Nichzugs	Zimmermann Nichzugs
Biometric disabled mortality table	Winklevoss	Winklevoss	Winklevoss	Winklevoss
Turnover rate	6%	6%	Nil	1.21% to 11.69%

ADDITIONAL DISCLOSURES – 2013
a) Plans’ assets and liabilities correspond to the amounts as at December 31, 2013. b) Master file data used for the plans managed by FATL are as at August 31, 2013, projected for December 31, 2013.

Status of the sponsored plans, revalued at the end of the annual reporting period (SISTEL and PAMEC)

	2013
	PBS-A	PAMEC	PBS-TNCP	CELPREV
RECONCILIATION OF ASSETS AND LIABILITIES
Actuarial obligations on vested benefits	3,727,809	3,417	22,229
Actuarial obligations on unvested benefits			1,968	117

(=) Total present value of actuarial	3,727,809	3,417	24,197	117

Fair value of plan assets	(6,968,153)		(45,312)	(1,668)
(=) Net actuarial liability/(asset)	(3,240,344)	3,417	(21,115)	(1,551)
Effect of the asset/onerous liability recognition ceiling	2,868,573		21,115	1,551
(=) Net actuarial liability/(asset)	(371,771)	3,417
Unrecognized net actuarial asset	371,771
(=) Recognized net actuarial liability/(asset)		3,417

	2012
	PBS-A	PAMEC	PBS-TNCP	CELPREV
RECONCILIATION OF ASSETS AND LIABILITIES
Actuarial obligations on vested benefits	4,269,767	4,877	26,158
Actuarial obligations on unvested benefits			2,412	128

(=) Total present value of actuarial	4,269,767	4,877	28,570	128

Fair value of plan assets	(6,717,801)		(53,299)	(1,933)

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(=) Net actuarial liability/(asset)	(2,448,034)	4,877	(24,729)	(1,805)
Effect of the asset/onerous liability recognition ceiling	2,066,153		24,729	1,805
(=) Net actuarial liability/(asset)	(381,881)	4,877
Unrecognized net actuarial asset	381,881
(=) Recognized net actuarial liability/(asset)		4,877

	2013
	PBS-A	PAMEC	PBS-TNCP	CELPREV
CHANGES IN NET ACTUARIAL LIABILITIES/(ASSETS)
Present value of actuarial obligation at beginning of year	4,269,767	4,877	28,570	128
Interest on actuarial obligations	365,303	426	2,464	11
Cost of current service			82	5
Benefits paid, net	(380,863)	(253)	(1,929)
Participant contributions made in the year			23	5
Result of the benefit obligation allocated to other comprehensive income	(526,398)	(1,633)	(5,013)	(32)
Present value of actuarial obligation at end of year	3,727,809	3,417	24,197	117
Fair value of assets at beginning of year	6,717,801		53,299	1,933
Expected return for the year	582,933		4,664	172
Regular contributions received by plan		253	62	9
Sponsor		253	39	4
Participants			23	5
Payment of benefits	(380,863)	(253)	(1,929)
Result of the benefit obligation allocated to other comprehensive income	48,282		(10,784)	(446)
Fair value of plan assets at year end	6,968,153		45,312	1,668
(=) Net actuarial liability/(asset)	(3,240,344)	3,417	(21,115)	(1,551)
Effect of the asset/onerous liability recognition ceiling	2,868,573		21,115	1,551
(=) Net actuarial liability/(asset)	(371,771)	3,417
Unrecognized net actuarial asset	371,771
(=) Net actuarial liability/(asset) recognized		3,417

	2012
	PBS-A	PAMEC	PBS-TNCP	CELPREV
CHANGES IN NET ACTUARIAL LIABILITIES/(ASSETS)
Present value of actuarial obligation at beginning of year	3,650,439	3,720	23,020	157
Interest on actuarial obligations	363,013	378	2,301	16
Cost of current service			44	7
Benefits paid, net	(321,254)	(135)	(1,610)
Participant contributions made in the year			37	4
Result of the benefit obligation allocated to other comprehensive income	567,834	914	4,778	(56)
Transfer inflow/(outflow), net	9,735
Present value of actuarial obligation at end of year	4,269,767	4,877	28,570	128
Fair value of assets at beginning of year	5,694,180		40,069	1,657
Expected return for the year	573,574		4,068	171
Regular contributions received by plan		135	59	9
Sponsor		135	22	5
Participants			37	4

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Payment of benefits	(321,254)	(135)	(1,610)
Impact of acquisitions/disposals	15,091
Result of the benefit obligation allocated to other comprehensive income	756,210		10,713	96
Fair value of plan assets at yearend	6,717,801		53,299	1,933
(=) Net actuarial liability/(asset)	(2,448,034)	4,877	(24,729)	(1,805)
Effect of the asset/onerous liability recognition ceiling	2,066,153		24,729	1,805
(=) Net actuarial liability/(asset)	(381,881)	4,877
Unrecognized net actuarial asset	381,881
(=) Net actuarial liability/(asset) recognized		4,877

	2013
	PBS-A	PAMEC	PBS-TNCP	CELPREV
BENEFIT EXPENSE (INCOME) COMPONENT
Cost of current service		426	82	5
Interest on actuarial obligations	365,304		2,464	11
Return of plan assets	(582,934)		(4,664)	(171)
Interest on onerous liability	183,681		2,199	160
Effect of the unrecognized net actuarial asset	33,949		(81)	(5)
Expense (income) recognized in income statement		426
Expense (income) recognized in other comprehensive income	44,059	(1,632)	(42)	(1)
Effect of the unrecognized net actuarial asset	(44,059)		42	1

Total expense (income) recognized		(1,206)

	2012
	PBS-A	PAMEC	PBS-TNCP	CELPREV
BENEFIT EXPENSE (INCOME) COMPONENT
Cost of current service			44	7
Interest on actuarial obligations	363,013	378	2,301	16
Return of plan assets	(573,573)		(4,069)	(171)
Interest on onerous liability	36,384		1,765	155
Effect of the unrecognized net actuarial asset	174,176		(41)	(7)
Expense (income) recognized in income statement		378
Expense (income) recognized in other comprehensive income	177,409	914	(19)	(2)
Effect of the unrecognized net actuarial asset	(177,409)		19	2

Total expense (income) recognized		1,292

The sponsors’ contributions to the pension plans estimated managed by Sistel for 2014 amount R$25.

The main actuarial assumptions used in the calculations of the PBS-A, PAMEC, PBS-TNCP and CELPREV plans were as follows:

	2013
	PBS-A	PAMEC	PBS-TNCP	CELPREV
MAIN ACTUARIAL ASSUMPTIONS USED
Nominal discount rate of actuarial obligation	11.83%	11.83%	11.83%	11.83%
Estimated inflation rate	5.50%	5.50%	5.50%	5.50%
Estimated nominal salary increase index	N.A.	N.A.	10.92%	8.80%
Estimated nominal benefit increase index	5.50%	N.A.	5.50%	5.5%
Nominal medical costs growth rate	N.A.	7.67%	N.A.	N.A.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Total expected rate of return on plan assets	11.83%	11.83%	11.83%	11.83%

General mortality biometric table	AT2000	AT2000	AT2000	AT2000
Biometric disability table	Zimmermann Nichzugs	Zimmermann Nichzugs	Zimmermann Nichzugs	Zimmermann Nichzugs
Biometric disabled mortality table	Winklevoss	Winklevoss	Winklevoss	Winklevoss
Starting age of benefit	N.A.	N.A.	N.A.	55 years
Turnover rate	N.A.	Nil	Nil	Nil

	2012
	PBS-A	PAMEC	PBS-TNCP	CELPREV
MAIN ACTUARIAL ASSUMPTIONS USED
Nominal discount rate of actuarial obligation	8.89%	8.89%	8.89%	8.89%
Estimated inflation rate	4.50%	4.50%	4.50%	4.50%
Estimated nominal salary increase index	N.A.	N.A.	8.64%	6.59%
Estimated nominal benefit increase index	4.50%	N.A.	4.50%	4.50%
Nominal medical costs growth rate	N.A.	7.64%	N.A.	N.A.

Total expected rate of return on plan assets	11.00%	N.A.	10.87%	11.00%

General mortality biometric table	AT2000	AT2000	AT2000	AT2000
Biometric disability table	Zimmermann Nichzugs	Zimmermann Nichzugs	Zimmermann Nichzugs	Zimmermann Nichzugs
Biometric disabled mortality table	Winklevoss	Winklevoss	Winklevoss	Winklevoss
Starting age of benefit	N.A.	N.A.	N.A.	55 years
Turnover rate	N.A.	Nil	Nil	Nil

N.A. = Not applicable.

ADDITIONAL DISCLOSURES – 2013

a)	Plans’ assets and liabilities correspond to the amounts as at December 31, 2013.

b)	Master file data used for the SISTEL plans are as at July 31, 2013 and for PAMEC are as at October 31, 2013, projected for December 31, 2013.

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

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The average ceilings set for the different types of investment permitted for pension funds are as follows:

ASSET SEGMENT	PBS-Telemar	Telemar Prev	CEL PREV	PBS-TNCP	BrTPREV	TCS PREV	PBS-A
Fixed income	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%
Variable income	70.00%	70.00%	70.00%	70.00%	70.00%	70.00%	70.00%
Structured investments	20.00%	20.00%	20.00%	20.00%	20.00%	20.00%	20.00%
Investments abroad	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%	10.00%
Real estate	8.00%	8.00%	8.00%	8.00%	8.00%	8.00%	8.00%
Loans to participants	15.00%	15.00%	15.00%	15.00%	15.00%	15.00%	15.00%

The allocation of plan assets as at December 31, 2013 is as follows:

ASSET SEGMENT	PBS- Telemar	Telemar Prev	CEL PREV	PBS-TNCP	BrTPREV	TCS PREV	PBS-A
Fixed income	80.00%	80.00%	78.90%	85.27%	80.00%	80.00%	71.54%
Variable income	8.00%	8.00%	17.24%	13.41%	8.00%	8.00%	19.35%
Structured investments	10.00%	10.00%	—	0.02%	10.00%	10.00%	0.08%
Investments abroad	—	—	—	—	—	—	—
Real estate	1.00%	1.00%			1.00%	1.00%	7.88%
Loans to participants	1.00%	1.00%	3.86%	1.30%	1.00%	1.00%	1.15%

Total	100.00%	100.00%	100.00%	100.0%	100.00%	100.00%	100.00%

(b)	Employee profit sharing

In the year ended December 31, 2013, the Company and its subsidiaries recognized a partial reversal of the accrued employee profit sharing bonuses, net of the amounts accrued for the current year, totaling R$112,448 (see Note 6).

This reversal was recognized in accounting by decision of the Board of Directors and after analyzing the achievement of the targets set.

(c)	Share-Based compensation plan

The Company requested CVM’s approval of the transfer of Company treasury shares, specifically as regards the shares linked to the Special Long-term Bonus Program, as prescribed by Article 2 of CVM Instruction 10/1980. On December 3, 2013, CVM’s board unanimously decided to (i) authorize the transfer of Company treasury share to the Long-term Incentive (ILP) beneficiaries, provided that all the requirements of CVM Instruction 10/1980 were met, and (ii) require the approval of the Company’s ILP plan at a shareholders’ meeting. However, in light of the new corporate configuration that can result in implementing a union of the Company’s activities with the activities of Portugal Telecom, the Company is considering redesigning its share-based compensation plan.

26.	SEGMENT INFORMATION

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

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

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The performance of each segment is obtained in the Company’s and its subsidiaries’ accounting records and is segregated as follows:

	Fixed telephony/data			Mobile telephony			All other segments (i)			Eliminations			Total
	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011
Revenue	20,400,876	18,097,893	8,047,558	12,186,970	10,983,334	2,006,083	1,702,143	1,066,276	606,955	(5,867,842)	(4,986,472)	(1,415,341)	28,422,147	25,161,031	9,245,255

Cost of services	(12,370,962)	(11,281,581)	(4,087,477)	(7,252,507)	(5,628,479)	(1,309,000)	(923,011)	(467,410)	(351,188)	5,287,265	4,707,057	1,161,100	(15,259,215)	(12,670,413)	(4,586,565)
Interconnection	(5,395,396)	(5,574,892)	(1,833,752)	(2,515,456)	(2,243,941)	(525,698)	(4,061)	(7,133)		3,949,290	3,911,423	648,231	(3,965,623)	(3,914,543)	(1,711,219)
Depreciation and amortization	(1,827,546)	(1,446,548)	(608,043)	(1,815,979)	(1,178,788)	(232,004)	(15,732)	(13,582)	(2,052)				(3,659,257)	(2,638,918)	(842,099)
Grid maintenance service	(2,146,925)	(1,827,328)	(627,366)	(389,967)	(325,580)	(59,114)	(4,022)	(3,321)	(277)	168,774	126,984		(2,372,140)	(2,029,245)	(686,757)
Rents and insurance	(1,569,168)	(1,303,219)	(653,896)	(1,142,147)	(617,804)	(334,300)	(88,642)	(38,955)	(21,968)	1,167,748	666,077	505,803	(1,632,209)	(1,293,901)	(504,361)
Cost of handsets and accessories				(515,377)	(507,465)	(23,850)						19	(515,377)	(507,465)	(23,831)
Other costs and expenses	(1,431,927)	(1,129,594)	(364,420)	(873,581)	(754,901)	(134,034)	(810,554)	(404,419)	(326,891)	1,453	2,573	7,047	(3,114,609)	(2,286,341)	(818,298)

Gross profit	8,029,914	6,816,312	3,960,081	4,934,463	5,354,855	697,083	779,132	598,866	255,767	(580,577)	(279,415)	(254,241)	13,162,932	12,490,618	4,658,690

Operating income (expenses)	(4,255,418)	(4,946,574)	(2,441,345)	(3,558,909)	(2,851,826)	(648,714)	(667,827)	(482,381)	(255,689)	605,839	549,812	254,345	(7,876,315)	(7,730,969)	(3,091,403)

Selling expenses	(3,511,430)	(2,948,140)	(992,231)	(2,411,162)	(2,077,912)	(435,669)	(373,836)	(443,164)	(134,719)	742,537	628,509	401,826	(5,553,891)	(4,840,707)	(1,160,793)
Allowance for doubtful accounts	(412,200)	(221,538)	(259,719)	(425,288)	(265,562)	(64,653)	(90,724)	(15,520)	(8,430)	78,433	111	(6)	(849,779)	(502,509)	(332,808)
Sales commissions	(648,710)	(643,913)	(637)	(807,543)	(918,165)	(11,415)	(83,381)	(83,741)		80,956	122,041		(1,458,678)	(1,523,778)	(12,052)
Call center	(1,078,110)	(819,869)	(339,820)	(283,264)	(259,864)	(26,506)	(37,399)	(58,458)	(17,626)	511,140	401,435	358,875	(887,633)	(736,756)	(25,077)
Posting and collection	(430,134)	(416,927)		(115,109)	(97,473)		(15,997)	(14,203)			294		(561,240)	(528,309)
Advertising and publicity	(138,562)	(149,689)	(77,386)	(460,782)	(328,271)	(59,716)	(26,012)	(24,343)	(12,359)	68,820	59,371	1,304	(556,536)	(442,932)	(148,157)
Other third-part services	(215,259)	(192,026)	(155,550)	(53,361)	(57,917)	(234,901)	(5,670)	(7,923)	(15,382)	14,671	19,186	21,215	(259,619)	(238,680)	(384,618)
Other costs and expenses	(588,455)	(504,178)	(159,119)	(265,815)	(150,660)	(38,478)	(114,653)	(238,976)	(80,922)	(11,483)	26,071	20,438	(980,406)	(867,743)	(258,081)

General and administrative expenses	(2,386,875)	(2,174,001)	(1,193,147)	(899,338)	(665,760)	(168,645)	(243,450)	(162,184)	(101,352)	10,244	8,814	18,517	(3,519,419)	(2,993,131)	(1,444,627)

Other operating income (expenses), net	1,660,637	188,447	(255,967)	(248,409)	(108,154)	(44,400)	(50,541)	122,967	(19,618)	(146,942)	(87,511)	(165,998)	1,214,745	115,749	(485,983)
Other operating income	3,149,056	1,604,383	600,387	353,950	316,848	45,915	11,103	215,401	13,149	(386,433)	(140,531)	(99,091)	3,127,676	1,996,101	560,360
Other operating expenses	(1,488,419)	(1,415,936)	(856,354)	(602,359)	(425,002)	(90,315)	(61,644)	(92,434)	(32,767)	239,491	53,020	(66,907)	(1,912,931)	(1,880,352)	(1,046,343)

Share of profits of subsidiaries	(17,750)	(12,880)											(17,750)	(12,880)

Operation income before financial income (expenses) and taxes	3,774,496	1,869,738	1,518,736	1,375,554	2,503,029	48,369	111,305	116,485	78	25,262	270,397	104	5,286,617	4,759,649	1,567,287

Financial income/(expenses)	(2,956,688)	(2,631,610)	(554,516)	(316,437)	686,718	466,594	23,939	(494)	16,114	(25,262)	(270,397)	(104)	(3,274,448)	(2,215,783)	(71,912)
Financial income	1,506,410	2,128,096	927,977	333,530	841,838	665,847	46,090	55,534	20,559	(510,813)	(750,362)	(208,513)	1,375,217	2,275,106	1,405,870
Financial expenses	(4,463,098)	(4,759,706)	(1,482,493)	(649,967)	(155,120)	(199,253)	(22,151)	(56,028)	(4,445)	485,551	479,965	208,409	(4,649,665)	(4,490,889)	(1,477,782)

Income (loss) before taxes	817,808	(761,872)	964,220	1,059,117	3,189,747	514,963	135,244	115,991	16,192				2,012,169	2,543,866	1,495,375

Income tax and social contribution	(216,953)	250,530	(365,143)	(216,931)	(942,457)	(108,097)	(85,270)	(67,012)	(16,385)				(519,154)	(758,939)	(489,625)

Profit (loss) for the year	600,855	(511,342)	599,077	842,186	2,247,290	406,866	49,974	48,979	(193)				1,493,015	1,784,927	1,005,750

Profit attributable to owner of the Company													1,493,015	1,784,890	1,005,731
Profit attributable to non-controlling interests														37	19

Additional disclosures
Services provided	18,494,348	16,775,618	7,502,208	8,213,314	7,126,238	1,469,069	1,131,715	679,754	263,259				27,839,377	24,581,610	9,234,536
Sales				582,770	579,421	10,719							582,770	579,421	10,719
Revenue from external customers	18,494,348	16,775,618	7,502,208	8,796,084	7,705,659	1,479,788	1,131,715	679,754	263,259				28,422,147	25,161,031	9,245,255
Intersegment revenue	1,906,528	1,322,275	545,350	3,390,886	3,277,675	526,295	570,428	386,522	343,696

Total revenue	20,400,876	18,097,893	8,047,558	12,186,970	10,983,334	2,006,083	1,702,143	1,066,276	606,955

Depreciation and amortization	2,355,925	1,898,206	768,016	1,886,203	1,271,530	257,697	36,349	50,851	18,513				4,278,477	3,220,587	1,044,226
Increase of property, plant and equipment and intangibles	5,928,463	3,769,102	1,118,006	3,595,845	2,593,483	166,678	3,342,128	113,807	12,371				12,866,436	6,476,392	1,297,055

Balance sheet information	2013	2012		2013	2012		2013	2012		2013	2012		2013	2012
Assets	88,948,794	93,726,990		17,752,541	23,571,370		3,156,732	2,765,578		(39,761,996)	(50,913,884)		70,096,071	69,150,054

Oi S.A. and Subsidiaries

Consolidated Statements of Cash Flows

for the Years Ended December 31, 2013, 2012 and 2011

(In thousands of Brazilian reais - R$, unless otherwise stated)

(i)	Even though the Company’s executive committee does not assess the internet, cable TV, and means of payment segments separately, the table below shows, as required by CPC 22, paragraph 13, the main data on these segments:

	Internet		Pay TV
Other segments	2013	2012	2013	2012
Revenue from external customers	529,583	359,628	675,003	323,074
Interest income	30,785	25,514	2,795	1,120
Interest expenses	(10,785)	(7,374)	(1,067)	(990)
Depreciation and amortization	(20,666)	(21,100)	(15,662)	(20,054)
Profit (loss) for the year	155,025	80,597	(87,550)	(111,327)

	2013	2012	2013	2012
Assets	967,348	964,944	1,617,648	853,202

The table below shows the revenue components by product line.

	2013	2012
Residential	10,302,910	8,940,965
Personal mobility	9,289,893	8,010,324
Business/Corporate	8,454,923	7,695,184
Other services	374,421	514,558

Total	28,422,147	25,161,031

In reporting based on geographic segments, the segment’s revenue is based on the locations of the country where the services are provided. The segment’s non-current assets are based on the location of the assets.

In view of their immateriality, revenue and non-current assets of operations in foreign countries are being jointly disclosed.

	Revenue from external customers		Non-current assets (*)
Geographical information	2013	2012	2013	2012
In the home country	28,314,209	25,082,746	37,934,728	34,850,577
In foreign countries	107,938	78,285	3,505,286	3,451,120

Total	28,422,147	25,161,031	41,440,014	38,301,697

(*)	Except for financial instruments, assets related to pension funds and deferred taxes, as required by CPC 22 Operating Segments.

The accompanying notes are an integral part of these consolidated financial statements.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

27.	RELATED-PARTY TRANSACTIONS

Consolidated related-party transactions

	2013	2012
Revenue
Revenue from services provided		52,671
TMAR		47,333
Oi Internet		1,620
TNL PCS		3,718
Financial income		48,233
TMAR		48,233

	2013	2012
Operating costs and expenses		(58,163)
TMAR		(15,018)
TNL PCS		(37,090)
Pointer		(808)
Paggo Administradora		(623)
Oi Internet		(4,624)

Credit facilities

The purpose of the credit facilities extended by the Company to its subsidiaries is to provide them with working capital for their operating activities and the maturities of these loans can be rescheduled according to these companies’ projected cash flows. The disbursed amounts bear interest equivalent to 115% of CDI (115% of CDI in 2012).

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

Lease of transmission infrastructure

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The transactions conducted with TMAR, TNL PCS, and Oi Móvel refer to the provision of services and the assignment of means involving mainly interconnection and Industrial Exploration of Dedicated Line (EILD).

The transactions conducted with Oi Internet, subsidiary of TMAR, refer to the provision of dial port rental services.

Guarantees

The Company is the guarantor of subsidiaries TMAR, TNL PCS, and Oi Móvel in financing obtained from the BNDES, public debentures, and other loans. As a result of the corporate reorganization, the financing facilities extended by BNDES, the public debentures and the other borrowings started to be guaranteed by Oi. The Company recorded for the year ended December 31, 2013, as commission on the guarantee, expenses amounting to R$74,079 (R$43,172 in 2012). Additionally, TMAR provided guarantees to the Company on the CRI transaction at the cost of 0.5% of the outstanding balance per year. Expenses related to these guarantees for the year ended December 31, 2013 totaled R$425 (R$492 for the year ended December 31, 2012).

Transactions with unconsolidated related parties

	2013	2012
Assets
Accounts receivable	19,237	11,526
Portugal Telecom	10,272	4,248
Unitel	1,855	2,278
Contax	6,540	4,930
TODO	570
PT Inovação		70

	2013	2012
Liabilities
Trade payables	57,626	48,214
Portugal Telecom	2,006	1,084
Contax	27,625	25,179
TODO	19,692	16,957
Ability		400
PT Inovação	7,384	4,523
Veotex	919	71
Dividends payable		203,298
Telemar Participações S.A.		67,948
Bratel Brasil S.A.		69,391
AG Telecom Participações S.A.		20,274
LF Tel. S.A.		20,276

Caixa de Previdência dos Funcionários do Banco do Brasil		16,038
BNDES Participações S.A. BNDESPAR		7,120
Fundação dos Economiários Federais – FUNCEF		1,870
Fundação Petrobras de Seguridade Social – PETROS		381

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

	2013	2012
Revenue
Revenue from services provided	42,727	48,475
Portugal Telecom	11,348	9,705
Unitel	1,116	1,085
Contax	27,383	34,296
TODO	2,169	1,319
Ability	711	2,070

	2013	2012
Costs/expenses
Operating costs and expenses	(77,652)	(119,960)
Portugal Telecom	(2,268)	(2,949)
PT Inovação	(8,559)	(4,758)
PT Sistemas de Informação	(375)	(513)
PT Comunicações	(892)
Veotex	(9,642)	(7,110)
TODO	(31,742)	(59,140)
Ability	(24,174)	(45,490)

Services provided by Contax

The Company and subsidiaries TMAR, Oi Móvel and TNL PCS engaged call center and collection services from Contax, which is a controlled by the controlling shareholders of TmarPart. Contax provides customer services to fixed-line telephony customers, outbound telemarketing services to capture new mobile telephony customers, support to prepaid and subscription mobile telephony customers, technical support to Velox subscribers (ADSL), and collection services. Total costs of services provided by Contax for the year ended December 31, 2013 were R$1,602,170 (R$1,279,551 in 2012).

Financing agreements with the BNDES

The Company entered into financing agreements with BNDES, controlling shareholder of BNDESPAR, which holds 13.05% (13.05% at December 31, 2012) of the voting capital of TmarPart, holding company of the Group and, therefore, a Company related party.

The balance due related to BNDES financing, at December 31, 2013, was R$5,916 million (R$6,367 million in 2012), and related financial expenses totaling R$464 million (R$451 million in 2012), were recognized.

Compensation of key management personnel

The compensation of the officers responsible for planning, managing and controlling the Company’s activities, including the compensation of the directors and executive officers, was R$15,147 (R$17,205 in 2012).

28.	INSURANCE

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

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

The insurance policies provide the following coverage, per risk and type of asset:

	2013	2012
Insurance line
Operational risks and loss of profits	600,000	500,000
Civil liability - third parties (*)	187,408	163,480
Fire – inventories	100,000	100,000
Concession warranty - TMAR	49,551	75,227
Concession warranty - Oi	16,694	28,616
Theft - inventories	20,000	20,000
Civil liability - general	20,000	20,000
Civil liability - vehicles	3,000	3,000

(*)	Based on the foreign exchange rate prevailing at December 31, 2013 (ptax): US$1=R$2.3426

29.	OTHER INFORMATION

Change of CEO

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

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

service tariffs was authorized and the local interconnection (TU-RL) tariffs will be adjusted by 10.4% beginning February 7, 2013.

Assignment of the right to commercially operate transmission towers

On April 11 and 19, 2013 and July 12, 2013, the Company and its subsidiary TMAR entered into arrangements with companies specialized in the provision of transmission tower and radiofrequency management and maintenance services assigning the right to the commercial operation and use of infrastructure assets and areas, for the aggregate amount of approximately R$1.78 billion. The amounts received in advance for the assignment of the right to the commercial operation and use of infrastructure assets and areas were carried as Unearned revenues and are recognized in profit or loss over the effective period of the underlying agreements.

Property expropriation

In November 2012, the State Government of Minas Gerais declared that a property owned TMAR located at Avenida Afonso Pena nº 4001, Serra, Belo Horizonte, MG a public-interest property. This property is currently used by the Company for administrative purposes.

On July 8, 2013, an acceptance statement of the financial proposal and other terms and conditions was signed for the expropriation of said property, which provides for the payment of R$210,000 as compensation, disclosed in line item ‘Other assets’. The Company posted a gain of R$173,459, recorded in other operating income.

Change in the Shareholder Compensation Policy for FYs 2013-2016

On August 13, 2013 the Company, in compliance with CVM Instruction 358/2002 reported to its shareholders and the market in general that its Board of Directors, in light of the current macroeconomic environment, the financial market conditions, and the need to invest in the development of its business decided to reinforce the Company’s financial flexibility and change the Shareholder Compensation Policy (“Compensation Policy”) disclosed in a Material Fact Notice of April 17, 2012.

Accordingly, the Board of Directors changed the Compensation Policy and approved that the estimated payment of R$500,000,000.00 be as dividends for FYs 2013-2016, which represents approximately the minimum dividend currently capable of meeting the following objectives:

(I)	pay dividends equivalent to the higher of (i) 25% of adjusted profit for year, or (ii) 3% of Equity, or (iii) 6% of Capital;

(II)	ensure an equal payment to both preferred and common shares.

It will also allow the payment of interim dividends, subject to market conditions, the prevailing Company’s financial, and other factors considered relevant by the Board of Directors.

The shareholders’ compensation can be implemented through the distribution of dividends, the payment of interest on capital, capital bonuses, redemptions, reduction or any other forms that permit the distribution of funds to shareholders.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

At the meeting held on September 18, 2013, the Board of Directors approved the payment of interim dividends totaling R$500,000,000.00, equivalent to the amount R$0.304872909998 per common and preferred share, charged to the profit reserve, which was deducted from the mandatory dividends for FY 2013.

The dividends were paid on October 11, 2013, based on the shareholder position on September 27, 2013.

Memorandum of understanding for the merger of the activities of Oi S.A. and Portugal Telecom

On October 2, 2013 Oi published a Material Fact Notice informing that Oi, Portugal Telecom, SGPS S.A. (“Portugal Telecom”), AG Telecom Participações S.A. (“AG”), LF Tel. S.A. (“LF”), PASA Participações S.A. (“PASA”), EDSP75 Participações S.A. (“EDSP75”), Bratel Brasil S.A. (“Bratel Brasil”), Avistar, SGPS, S.A. (“BES”), and Nivalis Holding B.V. (“OnGoing”) entered into a memorandum of understanding that lays down the bases and the principles that will govern the negotiations for a potential transaction involving Portugal Telecom, Oi, and some of their controlling shareholders to incorporate a company (“CorpCo”) that will consolidate the industrial alliance between Oi and Portugal Telecom.

CorpCo, which could be Telemar Participações S.A. (“TelPart”) or any other entity incorporated for this purpose, will join the shareholders of Oi, Portugal Telecom and TelPart, and combine the activities and businesses currently undertaken by Oi in Brazil and Portugal Telecom in Portugal and Africa. The business combination between Portugal Telecom and Oi will create a multinational telecom operator, reaching a population of approximately 260 million people and more than 100 million customers. The transaction will consolidate both companies’ position as leading operator in the Brazilian and Portuguese markets. The combination of the two groups aims at achieving significant economies of scale, maximizing operational synergies, and create value for their shareholders, customers, and employees.

The transaction involves several, interdependent steps, including the following:

(a) The increase of Oi’s capital by no less than R$13.1 billion, with the goal of reaching R$14.1 billion, through the public issuance of Oi common and preferred shares, of which a minimum of R$7 billion, aimed at reaching R$8.0 billion, will be paid-in in cash, and approximately R$6.1 billion will be paid in by Portugal Telecom, at the same share price, through a contribution of Portugal Telecom assets;

(b) Capitalization of AG, LF and TelPart with the funds required to repay their debts;

(c) A corporate reorganization involving the companies PASA, AG, EDSP75, LF, Bratel Brasil, and TelPart to streamline their corporate structure. After this step, TelPart will become the holder of Oi shares only, either directly or through Valverde Participações S.A., and will not have any debt or have sufficient cash or cash equivalents to repay its debt;

(d) Listing of CorpCo on the Novo Mercado Segment of the BM&FBOVESPA and termination of AG’s, LF’s and TelPart’s shareholders’ agreements;

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(e) Merger of Oi and CorpCo shares, causing Oi to become a wholly-owned subsidiary of CorpCo. Each Oi common share will be exchanged for a CorpCo share and each Oi preferred share will be exchanged for 0.9211 CorpCo shares. The exchange ratios have been determined based on the quotations of Oi common shares and preferred shares over the 30-day period prior to the publication of the Material Fact Notice that disclosed the transaction and the direct or indirect stakes held by the companies involved in the transaction in Oi, under the premise that such companies will not have any liabilities or assets or will have sufficient cash or cash equivalents to fully settle their debts;

(f) Merger of Portugal Telecom with and into CorpCo. At the time of its merger with and into CorpCo, Portugal Telecom will have no material assets or liabilities other than its CorpCo shares or will have sufficient cash or cash equivalents to fully settle its debt;

(g) As a result of the steps described above, Portugal Telecom shareholders will receive a number of CorpCo shares equivalent to the number of CorpCo shares held by Portugal Telecom immediately before the merger referred to in the previous paragraph.

After the transaction is completed, CorpCo shares will be listed for trading on the Novo Mercado segment of the BM&FBOVESPA and on the NYSE Euronext Lisbon and the NYSE.

CorpCo will focus on operational excellence. A clear action plan has been prepared to integrate functions with an efficiency improvement potential. This includes identifying teams to capture synergies and address the current operational challenges.

On January 14, 2014, the Brazilian Antitrust Agency (Conselho Administrativo de Defesa Econômica, or CADE) approved the combination transaction of the activities and businesses of Oi and Portugal Telecom and on January 29, 2014 was the deadline for third parties to file any appeals against this agency’s decision or file a proceeding with the CADE Court. No appeals or proceedings against the decision were filed. Accordingly, CADE’s decision, published on January 14, 2014, was confirmed in all other respects.

Transfer of mobile towers

On December 3, 2013 the Company entered into an agreement with SBA Torres Brasil for the transfer of the shares representing 100% of the capital of one of the latter’s subsidiaries for approximately R$ 1.5 billion. Such subsidiary owns 2,007 telecommunications towers that are used to provide mobile de telephony services. This transaction should be completed by 2014.

30.	SUBSEQUENT EVENTS

Merger of TNL PCS

On February 1, 2014, TNL PCS (Regions 1 and 3 mobile service operator) and Oi Móvel (Region 2 mobile service operator) held their Extraordinary Shareholders’ Meetings that approved the merger of the former with and into the latter, thus liquidating TNL PCS.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

31.	RECONCILIATION BETWEEN BRAZILIAN GAAP AND U.S. GAAP

31.1 – Description of GAAP differences:

The consolidated financial statements of the Company are prepared in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”), which comply with those prescribed by Brazilian corporate law, the technical pronouncements, interpretations and orientations issued by the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis – CPC) and specific standards established by the Brazilian Securities Commission (CVM). Note 2 to the consolidated financial statements for the year ended December 31, 2013 summarizes the accounting policies adopted by the Company. Differences between those accounting policies and accounting policies generally accepted in the United States of America (“U.S. GAAP”), where applicable to Oi, are summarized below.

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

Brazilian GAAP permits but does not require retrospective adjustment of the comparative financial information and to adjust its current reporting period before the date of the transaction, as if the combination had occurred before the start of the earliest period presented during which the entities were under common control. The effects of the corporate restructuring were applied prospectively from February 27, 2012 in Oi S.A.’s consolidated financial statements.

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

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

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

The table below presents the impacts of the fair value adjustments relating to the acquisition of Brasil Telecom as from February 29, 2012:

Balance sheets	2013 (i)	2012 (i)
Property, plant and equipment, net	1,139,512	1,709,052
Intangible assets, net	10,270,291	11,121,902
Deferred taxes	(3,885,565)	(4,339,220)
Other non-current assets	18,330	18,330

Total US GAAP shareholders’ equity adjustment	7,542,568	8,510,064

The tables below present a summary of the impacts of including the results of operations of the entities under common control with the Company, as from January 8, 2009 up to February 29, 2012, and reflecting the fair value adjustments relating to the acquisition of Brasil Telecom as from February 29, 2012:

Income statements	2013 (i)	2012 (i) (ii)	2011 (i) (ii)

Net operating revenue	—	2,972,266	18,661,734
Cost of sales and services	(1,274,732)	(3,217,747)	(11,622,951)

Gross profit	(1,274,732)	(245,481)	7,038,783
Operating income (expenses):
Selling expenses	—	(578,703)	(3,934,443)
General and administrative expenses	(141,935)	(294,590)	(1,640,738)
Other operating income (expenses), net	(34,020)	(508,939)	(79,908)

Operating income (loss) before financial income (expenses) and taxes	(1,450,687)	(1,627,714)	1,383,694
Financial income (expenses), net	—	(350,960)	(3,370,676)

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Income (loss) before taxes	(1,450,687)	(1,978,674)	(1,986,982)
Income tax and social contribution	483,191	693,818	600,527

Net income (loss) for the year	(967,496)	(1,284,856)	(1,386,455)

(i)	Reflects the amortization of the fair value adjustments of the Coari acquisition of Brasil Telecom in 2009, net of their related tax effect, amounting to R$967 million, R$1,141 million and R$1,513 million for the years ended December 31, 2013, 2012 and 2011, respectively.
(ii)	Reflects the retrospective adjustments using Brazilian GAAP amounts of the results of operations of TNL, TMAR and Coari for the period as from January 1, 2012 through February 26, 2012 (the date the corporate restructuring was effective), amounting to a net loss of R$144 million, and for the year ended December 31, 2011, amounting to a net income of R$127 million.

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

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

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

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

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

In December 2011, following the completion of the sale of a 50% interest in this business, the Company recognized a U.S. GAAP adjustment of R$4 million relating to the gain on the sale that arose from the difference in the book value of the goodwill between Brazilian GAAP and U.S. GAAP on the date of sale.

(c) Pension plans and other post-retirement benefits

Under Brazilian GAAP, amounts due to a multi-sponsored pension plan are treated on an accrual basis when the obligations fall due. In December 1999, the Company split-up the Sistel multi-sponsored defined benefit plan and formed a single-sponsored defined benefit plan. However, the Company and the co-sponsors of the multi-employer pension plan agreed to jointly maintain a plan offering the current levels of benefits under Sistel for those employees who have retired before January 30, 2000. On September 21, 2000, the Company created a new defined contribution plan, which replaced the defined benefit plan by migrating active employees to the new plan. By the end of March 2001, the deadline for voluntary migrations, 96.0% of the active participants of the previous plan had migrated to the new defined contribution plan and the accrual of future benefits under the defined benefit plan relating to the post-retirement health care plan for these participants was eliminated. Under Brazilian GAAP, there was no requirement to recognize a gain or loss caused by a curtailment of a benefit plan. A summary of the actuarial position of plans which the Company sponsors, including the Company’s allocated assets and liabilities of multi-sponsored plans such as the PBS-A plan, is disclosed under Brazilian GAAP in the consolidated financial statements for the year ended December 31, 2013 (Note 25). If a plan has a positive funded status, which is not expected to generate future benefits, the company does not recognize the funded status, unless in case of express authorization for offsetting with future employer contribution.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

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

For U.S. GAAP purposes, unrecognized net gain or losses are recognized following the “corridor” approach, i.e. the portion which exceeds 10% of the greater of the projected benefit obligation or the market-related value of plan assets is recognized, and the unrecognized prior service cost or benefit and unrecognized transition obligation are deferred according to the actuarial valuation. In accordance with Brazilian GAAP, the Company adopted the standard CPC 19 (R2) that requires net actuarial losses and gains to be recognized directly to shareholders’ equity in the period they occur.

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

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

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

(e) Income tax and social contribution

The differences identified between Brazilian and U.S. GAAP regarding income taxes relate to the tax effects on the remaining adjustments included in the reconciliations of net income and shareholders’ equity. These differences are presented in the reconciliations under the line items “Deferred tax on above adjustments”, except for the adjustments relating to the accounting treatment of the combined entity (Note 31.1.a) which are presented net of the related tax effect. In addition, under Brazilian GAAP deferred taxes are classified entirely as non-current, while under U.S. GAAP deferred taxes are classified between current and non-current.

(f) Valuation of long-lived assets

FASB ASC 360 - Property, Plant and Equipment provides a single accounting model for the disposal of long-lived assets. FASB ASC 360 also changes the criteria for classifying an asset as held for sale; and broadens the scope of businesses to be disposed of that qualify for reporting as discontinued operations and changes the timing of recognizing losses on such operations. In accordance with FASB ASC 360, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a disposed group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

Brazilian GAAP requires an assessment which is performed annually or whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. For all periods presented, no impairment losses were recognized under Brazilian GAAP and U.S. GAAP.

(g) Recent U.S. GAAP accounting standards updates

In February 2013, the FASB issued Accounting standard update No. 2013-02 regarding Other Comprehensive Income (Topic 220), which supersede and replace the presentation requirements for reclassifications out of accumulated other comprehensive income in ASUs 2011-05 (issued in June 2011) and 2011-12 (issued in December 2011) for all public and private organizations. The amendments would require an entity to provide additional information about reclassifications out of accumulated other comprehensive income and will increase the disclosures to be provided by the

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Company when it reclassifies any amounts out of comprehensive income, situation not applicable during the year ended December 31, 2013.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

31.2 – Reconciliation of the differences between U.S. GAAP and Brazilian GAAP in equity as of December 31, 2013 and 2012

The following is a summary of the significant adjustments to shareholders’ equity as at December 31, 2013 and 2012 which would be required if U.S. GAAP had been applied instead of Brazilian GAAP in the consolidated financial statements.

Equity reconciliation	Note 31.1	2013	2012
Equity of Oi S.A. under Brazilian GAAP		11,524,138	11,109,277
Fair value adjustments on BrT business combination (net of taxes)	(a)	7,542,568	8,510,064
Reversal of accumulated goodwill amortization under Brazilian GAAP	(b)	386,235	386,235
Additional accumulated depreciation of property, plant and equipment and intangible assets	(b)	(174,987)	(169,390)
Reversal of financial expense in acquisition of WAY TV	(b)	17,000	17,000
Indefeasible rights of use Pegasus	(b)	1,983	2,426
Pension and other post-retirement benefits:
TCSPREV	(c)	891,808	888,300
TelemarPrev and PBS Telemar	(c)	509,895	307,498
TelemarPrev and PBS Telemar - Reversal of prepaid pension cost	(c)	(101,508)	(127,881)
Capitalized interest:
Gross amount	(d)	(114,606)	(87,098)
Accumulated depreciation	(d)	18,500	9,141
Deferred tax on above adjustments	(e)	(487,669)	(416,919)

Equity of Oi S.A. under U.S. GAAP		20,013,357	20,428,653

31.3 – Reconciliation of the differences between U.S. GAAP and Brazilian GAAP in net income for the years ended December 31, 2013, 2012 and 2011

The following is a summary of the significant adjustments to net income for the years ended December 31, 2013, 2012 and 2011 which would be required if U.S. GAAP had been applied instead of Brazilian GAAP in the consolidated financial statements.

Net Income Reconciliation	Note 31.1	2013	2012	2011
Net income of Oi S.A. under Brazilian GAAP		1,493,015	1,784,927	1,005,750
Combined effect of entities under common control (net of taxes)	(a)	—	(143,722)	126,761
Fair value adjustments on BrT business combination (net of taxes)	(a)	(967,496)	(1,141,134)	(1,513,216)
Difference in gain on sale of 50% of Pegasus	(a)	—	—	(4,024)
Additional depreciation of property, plant and equipment and intangible assets	(b)	(5,597)	(11,054)	(24,911)
Indefeasible rights of use Pegasus	(b)	(442)	(442)	(442)
Pension and other post-retirement benefits:
TCSPREV – Change in prepaid pension cost	(c)	111,165	109,435	69,482

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

BRTPREV and PAMEC	(c)	(16,624)	(3)	(2,222)
TelemarPrev and PBS Telemar - Change in prepaid pension cost	(c)	22,826	95,383	74,544
TelemarPrev and PBS Telemar - Reversal of amortization of prepaid pension cost	(c)	26,373	26,373	26,373
PBS-A	(c)	—	379,757	(379,757)
Capitalized interest:
Gross amount	(d)	(27,508)	(50,813)	(28,062)
Accumulated depreciation	(d)	9,359	5,611	1,961
Deferred tax on above adjustments	(e)	(40,648)	(188,443)	90,801

Net income of Oi S.A. under U.S. GAAP		604,423	865,873	(556,962)

Attributable to controlling shareholders		604,423	859,247	(296,462)
Attributable to noncontrolling shareholders		—	6,626	(260,500)

31.4 – Condensed financial statements in accordance with U.S. GAAP

We present below a set of condensed financial statements in accordance with U.S. GAAP, which reflect the U.S. GAAP adjustments disclosed above in Notes 31.2 and 31.3.

(a) Condensed balance sheets as of December 31, 2013 and 2012

Condensed balance sheets	2013	2012
Current assets:
Cash and cash equivalents	2,424,830	4,413,042
Short-term investments	492,510	2,425,907
Trade receivable, net	7,096,679	7,018,497
Judicial deposits	1,316,252	2,068,315
Pension plan assets	9,596	9,311
Deferred taxes	1,570,849	657,716
Other current assets	6,347,271	5,209,714

Total current assets	19,257,987	21,802,502
Non-current assets:
Property, plant and equipment, net	25,725,058	24,640,410
Intangible assets, net	14,666,132	15,868,514
Long-term investments	99,129	63,692
Judicial deposits	11,050,936	9,722,731
Deferred taxes	2,330,349	2,903,831
Pension plan assets	1,360,392	1,140,543
Other non-current assets	4,236,792	2,504,782

Total non-current assets	59,468,788	56,844,503

Total assets	78,726,775	78,647,005

Current liabilities

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Trade payable	4,763,134	4,689,809
Loans and financing	4,158,708	3,113,621
Provisions	1,223,526	1,569,356
Provision for pension plan	184,295	103,666
Licenses and concessions payable	457,173	1,058,881
Other current liabilities	4,784,581	6,592,050

Total current liabilities	15,571,417	17,127,383
Non-current liabilities
Loans and financing	31,694,918	30,232,468
Provisions	4,392,791	4,851,273
Provision for pension plan	459,267	766,040
Licenses and concessions payable	1,027,234	1,099,116
Other non-current liabilities	5,567,791	4,142,072

Total non-current liabilities	43,142,001	41,090,969

Total liabilities	58,713,418	58,218,352

Total equity	20,013,357	20,428,653

Total liabilities and equity	78,726,775	78,647,005

(b) Condensed Income Statements for the years ended December 31, 2013, 2012 and 2011

Condensed income statements	2013	2012	2011

Net operating revenue	28,422,147	28,141,496	27,906,989
Cost of sales and services	(16,466,773)	(15,825,268)	(16,179,648)

Gross profit	11,955,374	12,316,228	11,727,341
Operating income (expenses):
Selling expenses	(5,514,045)	(5,344,802)	(5,058,970)
General and administrative expenses	(3,639,065)	(3,214,656)	(3,010,738)
Other operating income (expenses), net	1,180,725	(19,286)	(945,648)

Operating income (loss) before financial income (expenses) and taxes	3,982,989	3,737,484	2,711,985
Financial income (expenses), net	(3,301,956)	(2,617,300)	(3,470,650)

Income before taxes	681,033	1,120,184	(758,665)
Income tax and social contribution	(76,610)	(254,311)	201,703

Net income (loss)	604,423	865,873	(556,962)

Net income attributable to controlling shareholders	604,423	859,247	(296,462)
Net income attributable to non-controlling shareholders	—	6,626	(260,500)

Net income (loss) allocated to common shares - basic	189,711	289,299	(296,462)
Net income (loss) allocated to common shares - diluted	189,711	289,299	(296,462)
Net income (loss) allocated to preferred shares - basic (i)	414,712	569,948	—
Net income (loss) allocated to preferred shares - diluted (i)	414,712	569,948	—

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Weighted average number of outstanding shares (in thousands of shares)
Common shares - basic	514,758	504,990	456,149
Common shares - diluted	514,758	504,990	465,598
Preferred stock - basic	1,125,270	994,880	536,927
Preferred stock - diluted	1,125,270	994,880	540,924

Net income (loss) per share (in Reais):
Common shares - basic	0.37	0.57	(0.65)
Common shares - diluted	0.37	0.57	(0.65)
Preferred stock - basic (i)	0.37	0.57	—
Preferred stock - diluted (i)	0.37	0.57	—

(i)	Under the Brazilian Corporation Law, preferred shareholders are not obligated to absorb losses, and such losses are exclusively attributed to common shareholders.

(c) Condensed Statement of Comprehensive Income for the years ended December 31, 2013, 2012 and 2011

Condensed statement of comprehensive income	2013	2012	2011

Net income (loss) for the year	604,423	865,873	(556,962)

Other comprehensive income (loss) for the year
Pension of Telemar	193,002	(439,589)	(116,179)
Pension of TCS Prev	(128,425)	(40,547)	(6,252)
Pension of BRTPrev/Pamec	198,046	(214,608)	(79,561)

Pension related	262,623	(694,744)	(201,992)
Hedging financial instruments	(211,112)	211,412	988

Total other comprehensive loss, before tax	51,511	(483,332)	(201,004)
Tax effect on other comprehensive income (loss):
Pensions	(89,292)	236,213	68,677
Hedging financial instruments	71,778	(71,880)	(336)

Total other comprehensive loss	33,997	(318,999)	(132,663)

Total comprehensive income (loss)	638,420	546,874	(689,624)

Attributable to controlling shareholders	638,420	540,248	(369,532)
Attributable to non-controlling shareholders	—	6,626	(320,092)

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(d) Condensed Statement of Changes in Equity for the years ended December 31, 2013, 2012 and 2011

Condensed statement of changes in equity	Attributable to controlling shareholders	Attributable to non- controlling shareholders	Total shareholders’ equity
Balance as of January 1, 2011	11,792,766	9,185,128	20,977,894
Redeemable bonus shares of BrT	—	(761,763)	(761,763)
Share capital increase of TNL through cash contributions	2,978,006	2,976,548	5,954,554
Dividends and interest on capital	—	(269,964)	(269,964)
Change in equity interest percentage	(582,598)	582,598	—
Other comprehensive income	(73,070)	(59,592)	(132,662)
Other	7,594	741	8,335
Net loss for the year	(296,462)	(260,500)	(556,962)

Balance as of December 31, 2011	13,826,236	11,393,196	25,219,431
Corporate reorganization	11,359,320	(11,359,320)	—
Withdrawal rights related to the corporate reorganization	(2,008,325)	—	(2,008,325)
Share issue costs	(56,609)	—	(56,609)
Redemption of bonus shares	(492,285)	—	(492,285)
Dividends and interest on capital	(2,702,504)	(1,536)	(2,704,040)
Acquisition of non-controlling interests	35,032	(35,032)	—
Change in equity interest percentage	3,916	(3,916)	—
Other comprehensive income	(318,999)	—	(318,999)
Other	(76,376)	(18)	(76,393)
Net income for the year	859,247	6,626	865,873

Balance as of December 31, 2012	20,428,653	—	20,428,653
Share issue costs	62	—	62
Redemption of bonus shares	(162,456)	—	(162,456)
Dividends and interest on capital	(891,322)	—	(891,322)
Other comprehensive income	33,997	—	33,997
Net income for the year	604,423	—	604,423

Balance as of December 31, 2013	20,013,357	—	20,013,357

(e) Condensed Statement of Cash Flows for the years ended December 31, 2013, 2012 and 2011

Condensed statement of cash flows	2013	2012	2011

Cash flow from operating activities	7,035,312	4,510,301	6,597,344
Cash flow from investing activities	(6,770,305)	(7,214,154)	(8,140,389)

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Cash flow from financing activities	(2,298,781)	(3,903,310)	3,355,304
Effect of exchange differences	45,562	(4,471)	160,217

	(1,988,212)	(6,611,634)	1,972,476

Cash and cash equivalents at the end of the period	2,424,830	4,413,042	11,024,676
Cash and cash equivalents at the beginning of the period	4,413,042	11,024,676	9,052,200

Change in cash and cash equivalents	(1,988,212)	(6,611,634)	1,972,476

The effects of the U.S. GAAP adjustments refer mainly to the retrospective effect of corporate reorganization, as mentioned in Note 31.1.

31.5 – Additional disclosures in accordance with U.S. GAAP

As mentioned above, the effects of the corporate restructuring were applied from February 27, 2012 in Oi S.A.´s consolidated financial statements. Following this corporate restructuring, only the income statement was impacted by the results of operations of TNL, TMAR and Coari for the period as from January 1, 2012 through February 26, 2012, the date the corporate restructuring was effective, and for the year ended December 31, 2011.

Therefore, in addition to the condensed financial statements presented above, we provide below some additional disclosures prepared under U.S. GAAP.

Regarding segment information, we refer to Note 26 that includes the financial information used for decision-making purposes. We highlight that U.S. GAAP adjustments presented in this Note 31 would impact each of the segment measures used by the chief operating decision maker.

(a) Net operating revenues

The detail of net operating revenues in the years ended December 31, 2013, 2012 and 2011 is as follows:

Net operating revenue	2013	2012	2011

Gross operating revenue	45,252,584	44,275,981	43,867,792
Deductions from gross revenue:
Taxes	(9,538,623)	(9,922,658)	(10,109,721)
Other deductions	(7,291,814)	(6,211,827)	(5,851,082)

Net operating revenue	28,422,147	28,141,496	27,906,989

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(b) Expenses by nature

In the years ended December 31, 2013, 2012 and 2011, the nature of operating expenses was as follows:

Operating expenses by nature	2013	2012	2011
Third party services	(8,394,042)	(8,236,753)	(7,607,143)
Depreciation and amortization	(5,691,824)	(5,270,377)	(5,685,721)
Interconnection	(3,965,623)	(4,414,481)	(4,651,235)
Personnel	(2,452,969)	(2,014,493)	(1,884,006)
Rents and insurance	(2,066,684)	(1,806,723)	(1,657,934)
Telecommunications Inspection Fund (FISTEL) fee	(689,043)	(714,804)	(673,832)
Provision for doubtful accounts	(849,779)	(596,440)	(920,872)
Costs of handsets and other	(515,377)	(541,982)	(232,191)
Advertising and publicity	(556,536)	(486,431)	(558,941)
Materials	(221,354)	(156,600)	(191,307)
Concession Agreement Extension Fee - ANATEL	(93,563)	(137,068)	(119,200)
Other costs and expenses	(123,089)	(8,574)	(66,974)

	(25,619,883)	(24,384,725)	(24,249,356)

Classified as:
Cost of sales and/or services	(16,466,773)	(15,825,268)	(16,179,648)
Selling expenses	(5,514,045)	(5,344,802)	(5,058,970)
General and administrative expenses	(3,639,065)	(3,214,656)	(3,010,737)

	(25,619,883)	(24,384,725)	(24,249,356)

(c) Other operating income (expenses)

In the years ended December 31, 2013, 2012 and 2011, other operating income (expenses) were recognized under the following captions:

Other operating income (expenses)	2013	2012	2011
Other operating income
Gain on disposal of investments	1,496,579	—	—
Tax recoveries and recovered expenses	698,885	732,123	297,742
Rental of operational infrastructure and other	394,857	447,051	400,501
Fines	181,629	261,992	232,918
Technical and administrative services	51,970	118,662	122,039
Income from asset sales	214,127	425,549	170,536
Other income	89,629	204,538	269,892

	3,127,676	2,189,914	1,493,628

Other operating expenses
Taxes	(1,171,083)	(996,654)	(892,166)
Provisions (reversals)	(381,949)	(441,473)	(929,241)

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Employee and management profit sharing	115,671	(420,451)	(57,939)
Write-off of property, plant and equipment	(102,528)	(151,468)	(135,527)
Court fees	(63,225)	(68,054)	(47,893)
Fines	(123,450)	(35,711)	(62,950)
Provision for pension and related funds	(10,325)	(3,361)	(7,823)
Other expenses	(210,062)	(92,029)	(305,737)

	(1,946,951)	(2,209,201)	(2,439,276)

	1,180,725	(19,286)	(945,648)

(d) Financial income (expenses)

In the years ended December 31, 2013, 2012 and 2011, financial income (expenses) were recognized under the following captions:

Financial income (expenses)	2013	2012	2011
Financial income
Interest and monetary correction on other assets	694,734	780,142	681,931
Exchange differences on translation foreign short and long term equivalents	69.626	616,546	241,127
Investments yield	278,598	608,273	1,019,857
Dividends received (i)	78,173	99,181	187,836
Other	254,086	228,302	95,874

	1,375,217	2,332,444	2,226,625

Financial expenses
Inflation adjustment and exchange differences on third-party loans	(2.013.066)	(1,336,344)	(1,030,099)
Interest on outstanding loans from third parties	(1,591,915)	(1,639,893)	(1,584,487)
Interest on debentures	(860,400)	(661,182)	(669,584)
Interest and inflation adjustment on other liabilities	(643,318)	(586,443)	(893,820)
Inflation adjustment of provisions	(246,205)	(286,197)	(382,119)
Tax on transactions and bank fees	(193,048)	(274,398)	(410,897)
Derivative transactions	1,158,520	244,358	209,929
Impairment of available for sale financial assets (i)	—	(59,354)	(667,926)
Interest on taxes in installments - tax financing program	(81,262)	(94,489)	(177,847)
Other	(206,479)	(255,802)	(90,425)

	(4,677,173)	(4,949,744)	(5,697,275)

	(3,301,956)	(2,617,300)	(3,470,650)

(i)	Dividends received and depreciation of financial assets available for sale relates to the investment held by TMAR in Portugal Telecom.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(e) Income tax expense

The composition of income tax and the reconciliation between nominal and effective tax rate for the years ended December 31, 2013, 2012 and 2011 is as follows:

Income Tax and Social Contribution	2013	2012	2011

Current taxes	(418,498)	(1,014,883)	(659,950)
Deferred taxes	341,888	760,572	861,652

Total income tax and social contribution	(76,610)	(254,311)	201,702

Income Tax Reconciliation	2013	2012	2011

Income (loss) before taxes (i)	681,034	1,120,184	(758,665)

Income tax and social contribution at statutory rate (34%) (10%+15%+9%=34%)	(231,552)	(380,863)	257,946
Effect of companies not subject to income tax and social contribution calculation	(13,046)	2,839	4,500
Tax effects of interest on capital	—	(4,406)	642
Tax incentives (ii)	31,573	180,281	129,589
Tax effects on permanent exclusions (additions) (iii)	204,411	(20,433)	8,005
Compensation of tax loss carryforwards not previously recognized of subsidiaries	25,783	613	197
Unrecognized deferred tax assets	(93,779)	(41,022)	(47,970)
Recognized deferred tax assets related to prior years (iv)	—	8,681	27,599
Write-off of deferred tax losses related to corporate restructuring	—	—	(178,807)
Income tax and social contribution effect on the income statement	(76,610)	(254,310)	201,701

Effective rate	-11.25%	-22.7%	-26.6%

(i)	Substantially all pre tax income are related to Brazilian Companies.
(ii)	These tax incentives correspond mainly to a 75% reduction in the current income tax due on operating income obtained as a result of telecommunication services rendered in certain northern and northeast regions of Brasil, where the Company holds facilities for the purpose of rendering those services. This tax benefit is usually granted for a 10 year period, limited up to January 1, 2024.
(iii)	Refers to permanent additions of R$76,433 and of R$84,156 and permanent exclusions of R$280,844 and of R$63,723 in 2013 and in 2012, respectively.
(iv)	Refers basically to the recognition of deferred taxes since the reviewed earnings projections point to the recoverability of these amounts.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(f) Deferred taxes

The composition of deferred tax assets and liabilities as of December 31, 2013 and 2012 is as follows:

	2013	2012
Nature of deferred taxes:
Tax loss carryforwards	2,830,760	2,360,835
Provisions	1,704,234	1,989,192
Provision for doubtful accounts	611,713	621,917
Available-for-sale financial assets	238,974	241,826
Business combinations - goodwill	1,783,409	2,010,321
Other temporary additions and deductions	1,055,118	918,776

Total gross deferred tax assets	8,224,208	8,142,867
Valuation allowance	(223,503)	(154,849)

Total net deferred tax assets	8,000,705	7,988,018

Business combinations – other intangibles	(3,885,565)	(4,368,766)
Provisions for pension funds	(213,942)	(57,706)

Total gross deferred tax liabilities	(4,099,507)	(4,426,472)

Total net	3,901,198	3,561,547

Current	412,730	657,716
Non-current	3,488,468	2,903,831

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

For the year ended December 31, 2013, total valuation allowance increased from R$155 million to R$224 million as of December 31, 2013, reflecting unrecognized temporary differences generated in 2013, amounting to R$94 million, net of prior year unrecognized temporary differences that were recorded in 2013, amounting to R$26 million. It is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

The tax loss carryfowards of approximately R$ 2,831 million do not expire, and may be carried forward indefinitely.

We recognize the financial statement effects of a tax return position when it is more likely than not, based on the technical merits, that the position will ultimately be sustained. For tax positions that meet this recognition threshold, we apply our judgment, taking into account applicable tax laws, our experience in managing tax audits and relevant GAAP to determine the amount of tax benefits to recognize in our financial statements.

The company and its subsidiaries file income tax returns in all jurisdictions in which they do business (Brazil is the only relevant tax jurisdiction). In Brazil, income tax returns are subject to review and adjustment by the tax authorities during a period of five calendar years. Positions challenged by the taxing authorities may be settled or appealed by the company. All audit periods prior to 2009 are closed for federal examination purposes.

As of December 31, 2013 the company has no unrecognized tax benefits, nor any interest and penalties thereon. Interest and penalties on an underpayment of income taxes are recognized as part of Interest expense and General and administrative expenses, respectively.

(g) Property, plant and equipment, net

The composition of Property, plant and equipment as of December 31, 2013 and 2012 is as follows:

	2013			2012
Property, Plant and Equipment	Cost	Accumulated depreciation	Net	Net

Transmission equipment	45,332,907	(34,307,252)	11,025,655	10,495,828
Infrastructure	26,991,988	(21,505,346)	5,486,642	5,217,627
Automatic switching equipment	19,476,331	(17,075,110)	2,401,221	2,319,642
Buildings	3,598,183	(2,568,768)	1,029,414	1,349,061
Work in progress	4,569,682	—	4,569,682	4,127,123
Other assets	5,201,130	(3,988,688)	1,212,443	1,131,129

	105,170,222	(79,445,164)	25,725,058	24,640,410

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(f) Intangible assets

The composition of intangible assets as of December 31, 2013 and 2012 is as follows:

	As of December 31,
			2013	2012
	Gross	Accumulated
	amount	amortization	Net	Net
Intangible assets other than goodwill:
Licences (i)	18,994,358	(6,677,334)	12,317,024	13,336,278
Customer list	55,828	(55,828)	0	0
Indefeasible rights of use (IRU) (ii)	601,188	(457,720)	143,468	174,870
Computer software	6,657,925	(5,348,057)	1,309,868	1,314,135
Other	1,116,290	(629,529)	486,761	634,220

	27,425,589	(13,168,468)	14,257,121	15,459,502
Goodwill:
Pegasus	253,000	—	253,000	253,000
Paggo	40,235	—	40,235	40,235

	293,235	—	293,235	293,235
Trademark – internet	115,777	—	115,777	115,777

Total intangible assets	27,834,601	(13,168,468)	14,666,132	15,868,514

(i)	Includes mainly the fair value of intangible assets related to purchase of control of BrT (now Oi, S.A.).
(ii)	Refers to several indefeasible rights of use contracts of Pegasus.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

31.6 – Information related to pension plans

(a) Change in benefit obligation

The following table sets forth the defined benefit parts of the plans of Telemar (TelemarPrev and PBS- Telemar) and Brasil Telecom (TCSPREV, BrTPrev and PAMEC) defined benefit pension plan’s changes in projected benefit obligation:

	2013			2012
	TCSPREV	BrTPREV and PAMEC	TelemarPrev and PBS-Telemar	TCSPREV	BrTPREV and PAMEC	TelemarPrev and PBS-Telemar

Projected benefit obligation at the beginning of the year	571,330	2,267,402	3,544,361	471,358	1,908,728	2,851,974
Service cost	1,837	782	12,441	1,751	2,422	11,249
Interest cost	49,310	194,520	306,347	47,390	189,650	285,900
Benefits paid	(35,505)	(160,887)	(221,917)	(31,768)	(153,524)	(250,727)
Participants’ contributions	—	—	53	—	—	50
Changes in actuarial assumptions	(106,713)	(370,844)	(738,420)	77,996	293,723	504,608
Experience actuarial (gain) loss	342	16,694	55,998	4,602	26,403	141,307

Projected benefit obligation at end of the year	480,601	1,947,666	2,958,864	571,330	2,267,402	3,544,361

(b) Change in plan assets

The following table sets forth the change in the fair value of the assets:

	2013			2012
	TCSPREV	BrTPREV and PAMEC	TelemarPrev and PBS-Telemar	TCSPREV	BrTPREV And PAMEC	TelemarPrev And PBS-Telemar
Fair value of plan assets at the beginning of the year	1,543,104	1,396,615	3,850,778	1,376,345	1,213,901	3,502,597
Actual return on plan assets	(64,943)	(51,229)	(160,240)	198,527	241,268	598,765
Company’s contributions	—	116,803	85	—	94,835	93
Participants’ contributions	—	—	53	—	—	50
Benefits paid	(35,505)	(160,633)	(221,917)	(31,768)	(153,389)	(250,727)

Fair value of plan assets at end of year	1,442,657	1,301,556	3,468,759	1,543,104	1,396,615	3,850,778

(c) Accrued prepaid pension cost

Prepaid pension cost recognized is computed as follows for the defined benefit pension plans and parts at December 31:

	2013			2012
	TCSPREV	BrTPREV and PAMEC	TelemarPrev and PBS-Telemar	TCSPREV	BrTPREV and PAMEC	TelemarPrev and PBS-Telemar

Funded (unfunded) status of plan	(962,056)	643,563	(509,895)	(971,774)	870,787	(306,417)

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(d) Pension costs

Net periodic defined benefit pension cost for the years ended December 31, includes the following:

	2013
	TCSPREV	BrTPREV and PAMEC	TelemarPrev and PBS- Telemar
Net service cost	1,837	782	12,441
Interest cost	49,310	194,520	306,347
Expected return on plan assets	(145,230)	(130,340)	(355,151)
Amortization of unrecognized net actuarial losses (gains)	(19,443)	23,698	30,174
Amortization of unrecognized prior year service costs (gains)	(5,636)	1,552	—
Amortization of initial transition obligation	—	—	(4,203)

Net periodic pension cost (benefit)	(119,162)	90,212	(10,392)

	2012
	TCSPREV	BrTPREV and PAMEC	TelemarPrev and PBS- Telemar
Net service cost	1,751	2,422	11,249
Interest cost	47,390	189,650	285,900
Expected return on plan assets	(156,476)	(136,664)	(392,439)
Amortization of unrecognized net actuarial losses (gains)	(27,956)	9,530	—
Amortization of unrecognized prior year service costs (gains)	(5,636)	1,608	—
Amortization of initial transition obligation	—	—	(4,202)

Net periodic pension cost (benefit)	(140,927)	66,546	(99,492)

	2011
	TCSPREV	BrTPREV and PAMEC	TelemarPrev and PBS- Telemar
Net service cost	1,161	1,807	5,809
Interest cost	43,844	180,747	261,745
Expected return on plan assets	(134,393)	(119,414)	(342,008)
Amortization of unrecognized net actuarial losses (gains)	(16,769)	—	—
Amortization of unrecognized prior year service costs (gains)	(5,636)	1,552	—
Amortization of initial transition obligation	—	—	(4,203)

Net periodic pension cost (benefit)	(111,793)	64,692	(78,657)

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

The Company also participates in a multi-employer defined benefit pension plan (PBS-Assistidos) for employees, which had retired prior to the split-up of Sistel. The Company made no contributions to this plan during the years 2013 and 2012.

The net periodic pension cost expected to be recognized in 2014 are as follows:

	2014
	TCSPREV	BrTPREV and PAMEC	TelemarPrev and PBS- Telemar
Net service cost	797	230	3,671
Interest cost	54,689	220,025	337,222
Expected return on plan assets	(150,078)	(134,661)	(354,291)
Amortization of unrecognized net actuarial losses (gains)	(5,831)	6,940	9,131
Amortization of unrecognized prior year service costs (gains)	(5,636)	1,552	(4,202)
Amortization of initial transition obligation	—	—

Net periodic pension cost (benefit)	(106,059)	94,086	(8,469)

(e) Assumptions used in each year (expressed in nominal terms)

The following actuarial assumptions were used to determine the actuarial present value of the Company’s projected benefit obligation:

	2013
	TCSPREV	BrTPREV and PAMEC	TelemarPrev and PBS- Telemar
Discount rate for determining projected benefit obligations	11.83%	11.83%	11.83%
Expected long-term rate of return on plan assets	11.83%	11.83%	11.83%
Annual salary increases	7.93%	7.93%	7.93%
Rate of compensation increase	5.50%	5.50%	5.50%
Inflation rate assumption used in the above	5.50%	5.50%	5.50%

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

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

	2013
	TelemarPrev	PBS-Telemar
Equity securities	8.00%	8.00%
Debt securities	80.00%	80.00%
Real estate	1.00%	1.00%
Others	11.00%	11.00%

	2013
	TCSPREV	BrTPREV
Equity securities	8.00%	8.00%
Debt securities	80.00%	80.00%
Real estate	1.00%	1.00%
Others	11.00%	11.00%

(g) Composition of plan assets

	TelemarPrev		PBS-Telemar
	2013	2012	2013	2012
Equity securities	8.00%	11.50%	8.00%	11.50%

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

Fixed income	80.00%	86.90%	80.00%	86.90%
Real estate	1.00%	1.10%	1.00%	1.10%
Other	11.00%	0.50%	11.00%	0.50%

Total	100.00%	100.00%	100.00%	100.00%

	TCSPREV		BrTPREV
	2013	2012	2013	2012
Equity securities	8.00%	11.50%	8.00%	11.50%
Fixed income	80.00%	86.90%	80.00%	86.90%
Real estate	1.00%	1.10%	1.00%	1.10%
Other	11.00%	0.50%	11.00%	0.50%

Total	100.00%	100.00%	100.00%	100.00%

(h) Description of investment policies and strategies

The investment policies and strategies for the two single-employer benefit pension plans PBS-Telemar and TelemarPrev are subject to Resolution N° 3,121 of the National Monetary Council, which establishes investment guidelines.

TelemarPrev is a defined contribution plan with individual capitalization. Management allocates the investments in order to conciliate the expectations of the sponsors, active and assisted participants. The assets on December 31, 2013 consists mainly of the following portfolio: 80% in debt securities, 8% in equity of Brazilian companies and 1% in real estate and other assets.

PBS-Telemar plan is closed for new participants and the vast majority of the current participants are receiving their benefits. The mathematical reserves are readjusted annually considering an interest rate of 6% per annum over the variation of the National Consumer Price Index (“INPC”). Therefore, management’s strategy is to guarantee resources that exceed this readjustment. Management also prepares a long-term cash-flow to match assets and liabilities. Therefore, debt securities investments are preferred when choosing the allocation of its assets, representing also 80% of the portfolio in December 31, 2013.

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

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the Years Ended December 31, 2013, 2012 and 2011

(Amounts in thousands of Brazilian reais, unless otherwise stated)

(i) Expected contribution and benefits

The estimated benefit payments, which reflect future services, as appropriate, are expected to be paid as follows (unaudited):

	PBS-Telemar	TelemarPrev
2014	19,434	197,153
2015	20,376	209,216
2016	21,332	222,278
2017	22,312	235,476
2018	23,369	249,548
2019 until 2023	133,009	1,474,973

	TCSPREV	BrTPREV
2014	37,527	170,307
2015	39,902	177,985
2016	42,271	185,794
2017	44,692	193,596
2018	47,181	201,454
2019 until 2023	272,996	1,125,901