Form 20-F
period 2014-12-31
OI S.A.
filed 2015-05-07
CIK 1160846

As filed with the Securities and Exchange Commission on May 6, 2015

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-15256

OI S.A.

(Exact Name of Registrant as Specified in Its Charter)

N/A	The Federative Republic of Brazil
(Translation of Registrant’s Name into English)	(Jurisdiction of Incorporation or Organization)

Rua Humberto de Campos, 425

Leblon, Rio de Janeiro, RJ, Brazil 22430-190

(Address of Principal Executive Offices)

Flavio Nicolay Guimarães

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

The total number of issued shares of each class of stock of Oi S.A. as of December 31, 2014 was:

286,155,319 common shares, without par value

572,316,691 preferred shares, without par value

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

On May 4, 2015, the exchange rate for reais into U.S. dollars was R$3.075 to US$1.00, based on the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Brazilian Central Bank. The selling rate was R$2.656 to US$1.00 on December 31, 2014, R$2.343 to US$1.00 on December 31, 2013 and R$2.044 to US$1.00 on December 31, 2012, in each case, as reported by the Brazilian Central Bank. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate on May 4, 2015 may not be indicative of future exchange rates. See “Item 3. Key Information—Exchange Rates” for information regarding exchange rates for the real since January 1, 2010.

Solely for the convenience of the reader, we have translated some amounts included in “Item 3. Key Information—Selected Financial Information” and in this annual report from reais into U.S. dollars using the selling rate as reported by the Brazilian Central Bank on December 31, 2014 of R$2.656 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

Financial Statements

We maintain our books and records in reais. Our consolidated financial statements as of December 31, 2014 and 2013 and for the three years ended December 31, 2014 are included in this annual report.

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

Brazilian GAAP differs in certain important respects from accounting principles generally accepted in the United States, or U.S. GAAP. Differences between Brazilian GAAP and U.S. GAAP where applicable to Oi are summarized in note 30 to our audited consolidated financial statements included in this annual report.

Certain Defined Terms

Unless otherwise indicated or the context otherwise requires:

•	all references to “our company,” “we,” “our,” “ours,” “us” or similar terms are to Oi S.A. and its consolidated subsidiaries with respect to current information and information as of and for periods ended after February 27, 2012 and to Brasil Telecom S.A. and its consolidated subsidiaries with respect to information as of and for periods ended on or prior to February 27, 2012;

•	all references to “Oi” or “Brasil Telecom” are to Oi S.A. (formerly known as Brasil Telecom S.A.);

•	all references to “TmarPart” are to Telemar Participações S.A., which, prior to the capital increase of Oi on May 5, 2014, was the direct controlling shareholder of Oi;

•	all references to “TNL” are to Tele Norte Leste Participações S.A., a company that was directly controlled by TmarPart prior to its merger with and into Oi on February 27, 2012 as part of the corporate reorganization;

•	all references to “Telemar” are to Telemar Norte Leste S.A., a company that was directly controlled by TNL prior to the corporate reorganization and which became a wholly-owned subsidiary of Oi on February 27, 2012 as part of the corporate reorganization;

•	all references to “Coari” are to Coari Participações S.A., a company that was wholly-owned by Telemar prior to its merger with and into Oi on February 27, 2012 as part of the corporate reorganization;

•	all references to “PT SGPS” are to Portugal Telecom, SGPS, S.A.;

•	all references to our Common ADSs are to American Depositary Shares, or ADSs, each representing one common share of our company, all references to our Preferred ADSs are to ADSs, each representing one preferred share of our company, and all references to our ADSs are to our Common ADSs and Preferred ADSs;

•	all references to “Brazil” are to the Federative Republic of Brazil; and

•	all references to the “Brazilian government” are to the federal government of the Federative Republic of Brazil.

Corporate Reorganization

On February 27, 2012, TNL, Telemar, Coari and Brasil Telecom S.A., a subsidiary of Coari, undertook a corporate reorganization in which:

•	Telemar and Coari engaged in a split-off (cisão) and merger of shares (incorporação de ações) under Brazilian law in which (1) Telemar transferred the shares of Coari that it owned to Coari, (2) Coari assumed a portion of the liabilities of Telemar, (3) the common and preferred shares of Telemar were exchanged for newly issued common and preferred shares of Coari, and (4) Telemar became a wholly-owned subsidiary of Coari;

•	Coari and Brasil Telecom engaged in a merger (incorporação) under Brazilian law in which Coari merged with and into Brasil Telecom, which we refer to as the Coari merger;

•	TNL and Brasil Telecom engaged in a merger (incorporação) under Brazilian law in which TNL merged with and into Brasil Telecom, which we refer to as the TNL merger; and

•	the corporate name of Brasil Telecom was changed to Oi S.A., or Oi.

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

As a result of the corporate reorganization, we have consolidated the results of TNL into our results as from February 28, 2012. We have accounted for the Coari merger and the TNL merger using the carry-over basis of our own assets and liabilities and of the assets and liabilities assumed of TNL, Telemar, and Coari as from the date of the reorganization. The carry-over basis of the assets and liabilities were determined at the lowest level entity in the group (i.e., the effects of the purchase accounting relating to Coari´s acquisition of Brasil Telecom (now Oi) are not reflected in the assets and liabilities of Oi S.A. in its consolidated financial statements as a result of the TNL merger). Additionally, our historical financial statements have not been restated to reflect the impacts of the corporate reorganization on a retrospective basis. Our non-current intangible assets and property, plant and equipment are recorded on a different basis in our parent company´s consolidated financial statements, reflecting the amortized purchase price allocated to these assets resulting from Coari´s acquisition of our company on January 8, 2009. For more details regarding the corporate reorganization, see “Item 4. Information on the Company—Our Recent History and Development—Corporate Reorganization of TNL, Telemar and Our Company.”

Information regarding Oi in this annual report is presented giving effect to the corporate reorganization on February 27, 2012. However, financial and other data included in “Item 3. Key Information—Selected Financial Information” in this annual report regarding Oi and its consolidated subsidiaries as of December 31, 2011 and earlier dates and for periods ended on December 31, 2011 and earlier dates is historical in nature and does not give pro forma effect to the corporate reorganization.

Oi Capital Increase and Acquisition of PT Portugal

On October 1, 2013, we entered into a memorandum of understanding, or the Memorandum of Understanding, with PT SGPS, AG Telecom Participações S.A., or AG Telecom, LF Tel S.A., or LF Tel, PASA Participações S.A., or PASA, EDSP75 Participações S.A., or EDSP, Bratel Brasil S.A., or Bratel Brasil, Avistar, SGPS, S.A., or BES, and Nivalis Holding B.V., or Ongoing, in which we and they agreed to the principles governing a series of transactions, including a business combination involving three principal components:

•	A capital increase of our company that was concluded on May 5, 2014, which we refer to as the Oi capital increase, in which we issued 121,674,063 of our common shares and 280,483,641 of our preferred shares for an aggregate amount of R$8,250 million in cash, and 104,580,393 of our common shares and 172,025,273 of our preferred shares to PT SGPS in exchange for the contribution by PT SGPS to our company of all of the shares of its subsidiary PT Portugal, SGPS, S.A., or PT Portugal. For more information about the assets and businesses of PT Portugal acquired in the Oi capital increase, see “Item 4. Information on Our Company—Operations in Portugal,” and “Item 4. Information on Our Company—Operations in Africa.

•	a proposed merger of shares (incorporação de ações) under Brazilian law, a Brazilian transaction in which, subject to the approvals of the holders of voting shares of our company and TmarPart, (1) each issued and then outstanding common share of our company not owned by TmarPart was to be converted automatically into one TmarPart common share, (2) each issued and then outstanding preferred share of our company not owned by TmarPart was to be converted automatically into 0.9211 TmarPart common shares, and (3) we were to become a wholly-owned subsidiary of TmarPart; this proposed merger of shares was subsequently abandoned.

•	a proposed merger (incorporação) under Portuguese and Brazilian law of PT SGPS with and into TmarPart, with TmarPart as the surviving company in which the shareholders of PT SGPS were to receive an aggregate number of TmarPart shares equal to the number of TmarPart shares held by PT SGPS immediately prior to the merger; this proposed merger was subsequently abandoned.

Rio Forte Defaults and PT Exchange

Subsequent to the acquisition of PT Portugal on May 5, 2014, we discovered that (1) PT Portugal had subscribed to €200 million principal amount of commercial paper of Rio Forte Investments S.A., or Rio Forte, that matured in July 2014, and (2) Portugal Telecom International Finance B.V., or PTIF, which has been a wholly-owned subsidiary of PT Portugal at all times since May 5, 2014, had subscribed to €697 million principal amount of commercial paper of Rio Forte that matured in July 2014. As a result of our acquisition of PT Portugal as part of the Oi capital increase, we became the creditor under this commercial paper.

On July 15 and 17, 2014, Rio Forte defaulted on the commercial paper held by PT Portugal and PTIF. On September 8, 2014, we, TmarPart, PT SGPS, PT Portugal and PTIF entered into an Exchange Agreement, or the PT Exchange Agreement, and a stock option agreement, or the PT Option Agreement, which we refer to collectively as the Definitive Exchange Agreements. Under the PT Exchange Agreement, PT Portugal and PTIF agreed to transfer the defaulted Rio Forte commercial paper to PT SGPS and PT SGPS agreed to deliver to PT Portugal and PTIF an aggregate of 47,434,872 of our common shares and 94,869,744 of our preferred shares, representing 16.9% of our outstanding share capital, including 17.1% of our outstanding voting capital prior to giving effect to the exchange. We refer to this transaction as the PT Exchange and the shares delivered to us as the Exchanged Shares.

On March 24, 2015, PT Portugal assigned its rights under the PT Exchange Agreement and the PT Option Agreement to PTIF. On March 27, 2015, PT Portugal assigned all of its rights and obligations under the Rio Forte commercial paper that it owned to PTIF. On March 30, 2015, the transactions contemplated by the Exchange Agreement were completed through the transfer of Rio Forte commercial paper in the aggregate amount of €897 million to PT SGPS in exchange for 47,434,872 of our common shares and 94,869,744 of our preferred shares.

v

Under the PT Option Agreement, PTIF has granted to PT SGPS an option, or the PT Option, to acquire 47,434,872 of our common shares and 94,869,744 of our preferred shares.

For more information about the PT Exchange and the Definitive Exchange Agreements, see “Item 4. Information on the Company—Our Recent History and Development—Rio Forte Defaults and PT Exchange.”

Proposed Sale of PT Portugal

Based on a reevaluation of our business strategy following these events, we determined that it was in the best interest of our company to dispose of PT Portugal and we commenced a sale process which led to the execution on December 9, 2014 of a Share Purchase Agreement among Oi, Altice Portugal S.A., or Altice Portugal, and Altice S.A., or Altice, with we refer to as the PTP Share Purchase Agreement. Under the PTP Share Purchase Agreement, we have agreed to sell all of the share capital of PT Portugal to Altice Portugal for a purchase price equal to the enterprise value of PT Portugal of €6,900 million, subject to adjustments based on the financial debt, cash and working capital of PT Portugal on the closing date, plus an additional earn-out amount of €500 million in the event that the consolidated revenues of PT Portugal and its subsidiaries (as of the closing date) for any single year between the year ending December 31, 2015 and the year ending December 31, 2019 is equal to or exceeds € 2,750 million.

In connection with the proposed sale, we have committed to reorganize the assets of PT Portugal on or prior to June 9, 2015 in a manner that will result in our retaining:

•	100% of the share capital of PTIF;

•	100% of the share capital of PT Participações, SGPS, S.A., or PT Participações, which will hold the direct and indirect interests that we currently hold in (1) Africatel Holding B.V., which manages our investments in Africa, or Africatel, and (2) TPT—Telecomunicações Públicas de Timor, S.A., which provided telecommunications, multimedia and IT services in Timor Leste, or TPT;

•	100% of the share capital of PT Investimentos, S.A., which provides business consulting and management services, prepares projects and economic studies and manages certain of our investments, or PTII;

•	100% of the share capital of CVTEL, B.V., which manages certain of our investments, or CVTEL; and

•	100% of the share capital of Carrigans Finance S.A.R.L., which manages certain of our investments, or Carrigans.

Although some of the conditions to the closing under the PTP Share Purchase Agreement are beyond our control, we expect that the closing of this sale will occur during the second quarter of 2015. For more information on the proposed sale of PT Portugal and the PTP Share Purchase Agreement, see “Item 4. Information on the Company—Our Recent History and Development—Proposed Sale of PT Portugal.”

Proposed Corporate Ownership Simplification and Migration to Novo Mercado

On March 31, 2015, the shareholders of TmarPart acting at a pre-meeting (reunião prévia) of the shareholders of TmarPart (1) unanimously approved the adoption of an alternative share structure, after analyzing options and taking into consideration the current obstacles to a registration of TmarPart shares with the SEC that would be necessary to allow the previously announced merger of shares of Oi and TmarPart, and (2) authorized the managements of TmarPart and Oi to begin taking the applicable steps to implement the alternative share structure.

The alternative share structure includes a voluntary exchange of our preferred shares for our common shares at the option of the preferred shareholder at an exchange rate of 0.9211 of our common shares for each of our preferred shares, which we refer to as the voluntary share exchange. The voluntary share exchange proposal requires that the holders of at least two-thirds of our preferred shares (excluding treasury shares) agree to exchange our preferred shares that they own for our common shares within a period of 30 days commencing after our General Shareholders’ Meeting at which the opening of the period for the exchange is deliberated.

Prior to the beginning of the period for the voluntary share exchange, we understand that the shareholders of TmarPart intend to cause:

•	AG Telecom to merge with and into PASA;

•	LF Tel to merge with and into EDSP;

•	PASA and EDSP to merge with and into Bratel Brasil;

•	Valverde Participações S.A., a wholly-owned subsidiary of TmarPart and one of our shareholders, or Valverde, to merge with and into TmarPart;

•	Venus RJ Participações S.A., Sayed RJ Participações S.A. and PTB2 S.A. to merge with and into Bratel Brasil;

•	Bratel Brasil to merge with and into TmarPart; and

•	TmarPart to merge with and into Oi.

We refer to these transactions collectively as the corporate ownership simplification. In connection with the corporate ownership simplification, we expect the General Shareholders’ Agreement and the Control Group Shareholders’ Agreement described herein to be terminated.

In addition, we understand that the shareholders of TmarPart intend to cause (1) the adoption of new by-laws of our company, and (2) the election of new members of the board of directors of our company for terms expiring at the General Shareholders’ Meeting that approves our financial statements for the year ending December 31, 2017. The corporate ownership simplification, the adoption of new by-laws of our company and the election of new members of the board of directors of our company are expected to occur on the same date and are expected to be deliberated at shareholders’ meetings of the relevant entities during the third quarter of 2015, subject to the prior consent to the implementation of the corporate ownership simplification of the Brazilian federal telecommunications regulator (Agência Nacional de Telecomunicações), or ANATEL.

Following the completion of the corporate ownership simplification, the adoption of new by-laws of our company and the election of new members of the board of directors of our company, we will seek to list our common shares on the Novo Mercado segment of the Brazilian Securities, Commodities and Futures Exchange (BM&FBOVESPA – Bolsa de Valores, Mercadorias e Futuros), or BM&FBOVESPA. We have entered into an agreement with PT SGPS in which we have agreed that we will use our best efforts to cause the listing of our common shares (or securities backed by our common shares) on the regulated market of Euronext Lisbon – Sociedade Gestora de Mercados Regulamentados, or Euronext Lisbon, concurrently with the listing of our common shares on the Novo Mercado segment of the BM&FBOVESPA (or as promptly as practicable thereafter).

Share Splits

On August 15, 2012, we changed the ratio applicable to our Preferred ADS from three preferred shares per Preferred ADS to one preferred shares per Preferred ADS. All references to numbers of Preferred ADSs in this annual report have been adjusted to give effect to this change in ratio.

On November 18, 2014, our shareholders acting in an extraordinary general shareholders meeting authorized (1) the reverse split of all of our issued common shares into one common share for each 10 issued common shares, and (2) the reverse split of all of our issued preferred shares into one preferred share for each 10 issued preferred shares. This reverse share split became effective on December 22, 2014. There was no change in the ratio of our Common ADSs of Preferred ADSs in connection with this reverse share split; each Common ADS continues to represent one of our common shares and each Preferred ADS continues to represent one of our preferred shares. All references to numbers of shares of our company, dividend amounts of our company and earnings per share of our company in this annual report have been adjusted to give effect to the 10-for-one reverse share split.

Market Share and Other Information

We make statements in this annual report about our market share and other information relating to the telecommunications industry in Brazil and Portugal. We have made these statements on the basis of information obtained from third-party sources and publicly available information that we believe are reliable, such as information and reports from ANATEL and the Portuguese National Communications Authority (Autoridade Nacional de Comunicações), or ANACOM, among others. Notwithstanding any investigation that we may have conducted with respect to the market share, market size or similar data provided by third parties or derived from industry or general publications, we assume no responsibility for the accuracy or completeness of any such information.

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

Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•	the effects of intense competition in Brazil and the other countries in which we have operations and investments;

•	material adverse changes in economic conditions in Brazil or the other countries in which we have operations and investments;

•	our ability to consummate the proposed sale of PT Portugal;

•	the Brazilian government’s telecommunications policies that affect the telecommunications industry and our business in Brazil in general, including issues relating to the remuneration for the use of our network in Brazil, and changes in or developments of ANATEL regulations applicable to us;

•	the cost and availability of financing;

•	the general level of demand for, and changes in the market prices of, our services;

•	our ability to implement our corporate strategies in order to expand our customer base and increase our average revenue per user;

•	political, regulatory and economic conditions in Brazil;

•	inflation in Brazil and fluctuations in exchange rates;

•	the outcomes of legal and administrative proceedings to which we are or become a party;

•	changes in telecommunications technology that could require substantial or unexpected investments in infrastructure or that could lead to changes in our customers’ behavior;

•	other factors identified or discussed under “Item 3. Key Information––Risk Factors.”

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

The following selected financial data have been derived from our consolidated financial statements. The selected financial data as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 have been derived from our audited consolidated financial statements included in this annual report. The selected financial data as of December 31, 2012, 2011 and 2010 and for the years ended December 31, 2011 and 2010 have been derived from our consolidated financial statements that are not included in this annual report.

Our consolidated financial statements are prepared in accordance with Brazilian GAAP, which differs in certain important respects from U.S. GAAP. Differences between Brazilian GAAP and U.S. GAAP where applicable to Oi are summarized in note 30 to our audited consolidated financial statements included in this annual report.

We have included information with respect to the dividends and/or interest attributable to shareholders’ equity paid to holders of our common shares and preferred shares since January 1, 2010 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date under the caption “Item 8. Financial Information—Dividends and Dividend Policy—Payment of Dividends.”

	As of and For the Year Ended December 31,
	2014(1)		2014		2013		2012		2011		2010
	(in millions of US$, except per share amounts)		(in millions of reais, except per share amounts and as otherwise indicated)
Income Statement Data:
Brazilian GAAP:
Net operating revenue	US$	10,634	R$	28,247	R$	28,422	R$	25,161	R$	9,245	R$	10,263
Cost of sales and services		(5,734)		(15,230)		(15,259)		(12,670)		(4,587)		(4,732)

Gross profit		4,901		13,017		13,163		12,491		4,659		5,531
Operating expenses		(2,764)		(7,343)		(7,876)		(7,731)		(3,091)		(3,072)

Operating income (loss) before financial income (expenses) and taxes		2,136		5,674		5,287		4,760		1,567		2,459
Financial income		506		1,345		1,375		2,275		1,406		979
Financial expenses		(2,218)		(5,891)		(4,650)		(4,491)		(1,478)		(1,060)

Financial income (expenses), net		(1,711)		(4,546)		(3,275)		(2,216)		(72)		(80)

Income of continuing operations before taxes		425		1,128		2,012		2,544		1,495		2,379
Income tax and social contribution		(422)		(1,120)		(519)		(760)		(490)		(408)

Net income of continuing operations		3		8		1,493		1,785		1,006		1,971
Net loss of discontinued operations, net of taxes		(1,662)		(4,415)		—		—		—		—

Net income (loss)	US$	(1,659)	R$	(4,406)	R$	1,493	R$	1,785	R$	1,006	R$	1,971

Net income (loss) attributable to controlling shareholders	US$	(1,659)	R$	(4,407)	R$	1,493	R$	1,785	R$	1,006	R$	1,971
Net income (loss) attributable to non-controlling shareholders		—		1		—		—		—		—
Net income (loss) applicable to each class of shares:
Common shares		(1,659)		(4,407)		469		560		316		619
Preferred shares		—		—		1,024		1,225		690		1,352
Net income (loss) per share(2):
Common shares – basic		(3.00)		(7.15)		9.11		10.88		6.14		12.03
Common shares – diluted		(3.00)		(7.15)		9.11		10.88		6.14		12.03
Preferred shares and ADSs – basic		(3.00)		(7.15)		9.10		10.89		6.13		12.01
Preferred shares and ADSs – diluted		(3.00)		(7.15)		9.10		10.89		6.13		12.01
Net income (loss) per share from continuing operation:
Common shares – basic		—		0.01		9.11		10.88		6.14		12.03
Common shares – diluted		—		0.01		9.11		10.88		6.14		12.03
Preferred shares and ADSs – basic		—		0.01		9.10		10.89		6.13		12.01
Preferred shares and ADSs – diluted		—		0.01		9.10		10.89		6.13		12.01
Net income (loss) per share from descontinued operation:
Common shares – basic		(3.00)		(7.16)		—		—		—		—
Common shares – diluted		(3.00)		(7.16)		—		—		—		—
Preferred shares and ADSs – basic		(3.00)		(7.16)		—		—		—		—
Preferred shares and ADSs – diluted		(3.00)		(7.16)		—		—		—		—
Weighted average shares outstanding (in thousands):
Common shares – basic				202,312		51,476		51,476		51,476		51,476
Common shares – diluted				202,312		51,476		51,476		51,476		51,476
Preferred shares – basic				414,200		112,527		112,527		112,527		112,527
Preferred shares – diluted				414,200		112,527		112,527		112,527		112,527

(1)	Translated for convenience only using the selling rate as reported by the Central Bank of Brazil on December 31, 2014 for reais into U.S. dollars of R$2.656=US$1.00.
(2)	As required by CPC 41, we have adjusted retrospectively the calculation of basic and diluted earnings per share taking into consideration the shareholding structure resulting from our reverse share split. See “Presentation of Financial and Other Information—Corporate Reorganization” for more information regarding our corporate reorganization.

	As of and For the Year Ended December 31,
	2014(1)		2014		2013		2012		2011		2010
	(in millions of US$, except per share amounts)		(in millions of reais, except per share amounts and as otherwise indicated)
Income Statement Data:
U.S. GAAP:
Net operating revenue	US$	10,634	R$	28,247	R$	28,422	R$	28,141	R$	27,907	R$	29,479
Cost of sales and services		(6,120)		(16,257)		(16,467)		(15,825)		(16,180)		(16,576)

Gross profit		4,514		11,990		11,955		12,316		11,727		12,903
Operating expenses		(2,777)		(7,377)		(7,972)		8,579		9,016		8,611

Operating income (loss) before financial income (expenses) and taxes		1,737		4,613		3,983		3,737		2,712		4,292
Financial income (expenses), net		(1,713)		(4,549)		(3,302)		(2,617)		(3,471)		(2,440)

Income (loss) before taxes		24		64		681		1,120		(759)		1,852
Income tax and social contribution		(285)		(758)		(77)		(254)		202		20

Net income (loss) of continuing operations		(261)		(694)		604		866		(557)		1,872
Net loss of discontinued operations		(1,539)		(4,086)		—		—		—		—

Net income (loss)		(1,800)		(4,780)		604		866		(557)		1,872
Net income (loss) attributable to controlling shareholders		(1,800)		(4,782)		604		859		(296)		1,492
Net income (loss) attributable to non-controlling shareholders		—		1		—		7		(261)		381
Other comprehensive income (loss)		(268)		(712)		34		(319)		(133)		(62)

Comprehensive income (loss)	US$	(2,191)	R$	(5,821)	R$	638	R$	547	R$	(690)	R$	1,810

Net income (loss) applicable to each class of shares (2):
Common shares basic	US$	591	R$	(1,569)		190		289		(296)		613
Common shares diluted		591		(1,569)		190		289		(296)		620
Preferred shares and ADSs basic		1,210		(3,213)		414		570		—		878
Preferred shares and ADSs diluted		1,210		(3,213)		414		570		—		872
Net income (loss) per share:
Common shares – basic		(2.92)		(7.76)		3.69		5.73		(6.49)		17.90
Common shares – diluted		(2.92)		(7.76)		3.69		5.73		(6.49)		17.60
Preferred shares and ADSs – basic		(2.92)		(7.76)		3.69		5.73		—		17.90
Preferred shares and ADSs – diluted		(2.92)		(7.76)		3.69		5.73		—		17.60
Net income (loss) per share from continuing operations:
Common shares – basic		(0.43)		(1.13)		3.69		5.73		(6.49)		17.90
Common shares – diluted		(0.43)		(1.13)		3.69		5.73		(6.49)		17.60
Preferred shares and ADSs – basic		(0.43)		(1.13)		3.69		5.73		—		17.90
Preferred shares and ADSs – diluted		(0.43)		(1.13)		3.69		5.73		—		17.60
Net income (loss) per share from discontinued operations:
Common shares – basic		(2.50)		(6.63)		—		—		—		—
Common shares – diluted		(2.50)		(6.63)		—		—		—		—
Preferred shares and ADSs – basic		(2.50)		(6.63)		—		—		—		—
Preferred shares and ADSs – diluted		(2.50)		(6.63)		—		—		—		—
Weighted average shares outstanding (in thousands):

	As of and For the Year Ended December 31,
	2014(1)	2014	2013	2012	2011	2010
	(in millions of US$, except per share amounts)	(in millions of reais, except per share amounts and as otherwise indicated)
Common shares – basic		202,312	51,476	50,499	45,615	34,292
Common shares – diluted		202,312	51,476	50,499	46,560	35,228
Preferred shares and ADSs – basic		414,200	112,527	99,488	53,693	49,120
Preferred shares and ADSs – diluted		414,200	112,527	99,488	54,092	49,519

(1)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank on December 31, 2014 for reais into U.S. dollars of R$2.656=US$1.00.
(2)	In accordance with ASC 260, basic and diluted earnings per share have been calculated, for U.S. GAAP purposes, using the “two class method.” See note 30 to our audited consolidated financial statements which are included in this annual report.

	As of and For the Year Ended December 31,
	2014(1)		2014		2013		2012		2011		2010
	(in millions of US$, except per share amounts)		(in millions of reais, except per share amounts and as otherwise indicated)
Balance Sheet Data:
Brazilian GAAP:
Cash and cash equivalents	US$	922	R$	2,449	R$	2,425	R$	4,408	R$	6,005	R$	3,217
Cash investments		65		171		493		2,426		1,084		832
Trade accounts receivable, net		2,805		7,450		7,097		7,018		2,010		2,070
Assets held for sale		12,773		33,927		—		—		—		—
Total current assets		18,555		49,287		17,687		21,138		12,246		8,487
Property, plant and equipment, net		9,664		25,670		24,786		23,103		5,794		5,317
Court blocked and other deposits		4,616		12,260		11,051		9,723		4,955		4,266
Intangible assets, net		1,390		3,691		3,919		4,196		1,085		1,318
Total assets		38,698		102,789		70,096		69,150		31,664		26,886
Short-term loans and financings (including current portion of long-term debt)		1,681		4,464		4,159		3,114		1,144		1,044
Liabilities of assets held for sale(2)		10,232		27,178		—		—		—		—
Total current liabilities		16,022		42,557		15,540		17,093		8,619		6,691
Long-term loans and financings		11,816		31,386		31,695		30,232		6,962		3,321
Share capital		8,071		21,438		7,471		7,309		3,731		3,731
Total equity		7,270		19,311		11,524		11,109		10,589		11,337
Shareholders’ equity attributable to controlling shareholders		6,702		17,802		11,524		11,109		10,589		11,337
Shareholders’ equity attributable to non-controlling shareholders		568		1,509		—		—		—		—

(1)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank on December 31, 2014 for reais into U.S. dollars of R$2.656=US$1.00.
(2)	As of December 31, 2014, includes short-term loans and financings (including current portion of long-term debt) of R$1,935 million and long-term loans and financings of R$16,958 million that are expected to remain obligations of our company following the completion of our sale of PT Portugal.

	As of and For the Year Ended December 31,
	2014(1)		2014		2013		2012		2011		2010
	(in millions of US$, except per share amounts)		(in millions of reais, except per share amounts and as otherwise indicated)
Balance Sheet Data:
U.S. GAAP:
Cash and cash equivalents	US$	922	R$	2,449	R$	2,425	R$	4,413	R$	11,025	R$	9,052
Short-term investments		64		171		493		2,426		2,299		2,148
Assets held for sale		12,897		34,255		—		—		—		—
Property, plant and equipment, net		9,880		26,244		25,725		24,640		23,165		23,257
Intangible assets		5,103		13,554		14,666		15,869		16,329		17,197
Total assets		41,873		111,215		78,727		78,647		81,382		76,365
Short-term loans, financing and debentures ( including current portion of long-term debt)		1,721		4,571		4,159		3,114		4,600		7,144
Liabilities of assets held for sale(2)		10,232		27,178		—		—		—		—
Long-term loans, financing and debentures		11,954		31,752		31,695		30,232		25,169		21,991
Total liabilities		31,647		84,062		58,713		58,218		56,162		55,387
Shareholders’ equity		10,223		27,153		20,013		20,428		25,219		20,978
Shareholders’ equity attributable to controlling shareholders		9,655		25,644		20,013		20,428		13,826		11,793
Shareholders’ equity attributable to non-controlling shareholders		568		1,509		—		—		11,393		9,185

(1)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank on December 31, 2014 for reais into U.S. dollars of R$2.656=US$1.00.
(2)	As of December 31, 2014, includes short-term loans and financings (including current portion of long-term debt) of R$1,935 million and long-term loans and financings of R$16,958 million that are expected to remain obligations of our company following the completion of our sale of PT Portugal.

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

	Reais per U.S. Dollar
Year	High	Low	Average	Period End
2010	1.881	1.655	1.759	1.666
2011	1.902	1.535	1.671	1.876
2012	2.112	1.702	1.959	2.044
2013	2.446	1.953	2.161	2.343
2014	2.740	2.197	2.354	2.656

	Reais per U.S. Dollar
Month	High		Low
November 2014	R$	2.614	R$	2.484
December 2014		2.740		2.560
January 2015		2.710		2.575
February 2015		2.881		2.689
March 2015		3.268		2.866
April 2015		3.156		2.894
May 2015(1)		3.075		3.075

(1)	Through May 4, 2015.

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

General Risks Relating to the Telecommunications Industry

The telecommunications industry is subject to frequent changes in technology. Our ability to remain competitive depends on our ability to implement new technology, and it is difficult to predict how new technology will affect our business.

Companies in the telecommunications industry must adapt to rapid and significant technological changes that are usually difficult to anticipate. The mobile telecommunications industry in particular has experienced rapid and significant technological development and frequent improvements in capacity, quality and data-transmission speed. Technological changes may render our equipment, services and technology obsolete or inefficient, which may adversely affect our competitiveness or require us to increase our capital expenditures in order to maintain our competitive position. For example, we have made significant investments in the last three years in connection with the implementation of our UMTS (Universal Mobile Telecommunications System), or 3G, services, and are making investments in the implementation of our LTE (Long Term Evolution), or 4G, services, and PT Portugal has made significant investments in recent years to develop its fiber to the home, or FTTH, network for residential and enterprise customers, to connect its mobile network base stations and to develop its 3G network for personal services customers. It is possible that alternative technologies may be developed that are more advanced than those we currently provide. We may not obtain the expected benefits of our investments if more advanced technologies are adopted by the market. Even if we adopt new technologies in a timely manner as they are developed, the cost of such technology may exceed the benefit to us, and we cannot assure you that we will be able to maintain our level of competitiveness.

Our operations depend on our ability to maintain, upgrade and operate efficiently our accounting, billing, customer service, information technology and management information systems and to rely on the systems of other carriers under co-billing agreements.

Sophisticated information and processing systems are vital to our growth and our ability to monitor costs, render monthly invoices for services, process customer orders, provide customer service and achieve operating efficiencies. We cannot assure you that we will be able to operate successfully and upgrade our accounting, information and processing systems or that these systems will continue to perform as expected. We have entered into co-billing agreements with each long-distance telecommunications service provider that is interconnected to our networks in Brazil to include in our invoices the long-distance services rendered by these providers, and these providers have agreed to include charges owed to us in their invoices. Any failure in our accounting, information and processing systems, or any problems with the execution of invoicing and collection services by other carriers with whom we have co-billing agreements, could impair our ability to collect payments from customers and respond satisfactorily to customer needs, which could adversely affect our business, financial condition and results of operations.

Improper use of our networks could adversely affect our costs and results of operations.

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

Failure in our networks, or their backup mechanisms, may result in service delays or interruptions and limit our ability to provide customers with reliable service over our networks. Some of the risks to our networks and infrastructure include (1) physical damage to access lines and long-distance optical cables; (2) power surges or outages; (3) software defects; (4) disruptions beyond our control; (5) breaches of security; and (6) natural disasters. The occurrence of any such event could cause interruptions in service or reduce capacity for customers, either of which could reduce our net operating revenue or cause us to incur additional expenses. In addition, the occurrence of any such event may subject us to penalties and other sanctions imposed by ANATEL (in the case of our businesses in Brazil) and ANACOM (in the case of our businesses in Portugal), and may adversely affect our business and results of operations.

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

In July 2002, ANATEL enacted regulations that limit emission and exposure for fields with frequencies between 9 kHz and 300 GHz. In January 2003, ANACOM issued a regulation requiring entities that are qualified to install and use radio communication stations for public broadcasting to submit to ANACOM for approval an annual plan that monitors and measures the intensity levels of the electromagnetic waves emitted from these radio communication stations, particularly stations located near the general population. In 2004, the Portuguese government adopted regulations that limit emission and exposure to electromagnetic fields with frequencies between 0 kHz and 300 GHz.

Although we believe these regulations have not had a material impact on the business of our company, the Brazilian or Portuguese governments, or ANATEL or ANACOM, may enact new laws or regulations regarding electromagnetic emissions and exposure that could have an adverse effect on our business.

Risks Relating to Our Company

We have a substantial amount of debt, which could restrict our financing and operating flexibility and have other adverse consequences.

As of December 31, 2014, we had R$33,295 million aggregate principal amount of outstanding debt, excluding debt obligations of PT Portugal in the amount of R$18,893 million that have been classified as liabilities of assets held for sale but are expected to remain obligations of our company following the completion of our sale of PT Portugal. We are subject to certain financial covenants under the instruments that govern some of our indebtedness that limit our ability to incur additional debt. The level of our consolidated indebtedness and the requirements and limitations imposed by these debt instruments could adversely affect our financial condition or results of operations. In particular, the terms of some of these debt instruments restrict our ability, and the ability of our subsidiaries, to:

•	incur additional debt;

•	grant liens;

•	pledge assets;

•	sell or dispose of assets; and

•	make certain acquisitions, mergers and consolidations.

Furthermore, some of our debt instruments include financial covenants that require us or certain of our subsidiaries to maintain certain specified financial ratios. Additionally, the instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses and the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness.

If we are unable to incur additional debt, we may be unable to invest in our business and make necessary or advisable capital expenditures, which could reduce future net operating revenue and adversely affect our profitability. In addition, the cash required to service our indebtedness reduces the amount available to us to make capital expenditures. If the growth in net operating revenue of our company slows or declines in a significant manner, for any reason, we may not be able to continue servicing our debt. If we are unable to meet our debt service obligations or comply with our debt covenants, we could be forced to renegotiate or refinance our indebtedness, seek additional equity capital or sell assets. In this circumstance, we may be unable to obtain financing or sell assets on satisfactory terms, or at all. For more information regarding the debt instruments of our company and our indebtedness as of December 31, 2014, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

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

Instability in the international financial system has affected, and may continue to affect, economic growth in Brazil and Portugal and demand for our services.

Global economic instability and related instability in the international financial system have had, and may continue to have, a negative effect on economic growth in Brazil and Portugal. Although the United States, Europe and China have shown signs of recovery, the recovery of the global economy, which depends on a number of factors, including a return of job growth and investments in the private sector as well as the timing of the exit from government credit easing policies by central banks globally, is not certain. A prolonged slowdown in economic activity in Brazil could reduce demand for some of our services, which would adversely affect our results of operations.

The current economic recession in Portugal has had, and is likely to continue to have, an adverse effect on the demand for our services in Portugal and on the revenues and profitability of our Portuguese operations, contributing to a decline in revenues in 2012, 2013 and 2014 across most of the customer categories of PT Portugal. The financial condition, revenues and profitability of PT Portugal are closely linked to circumstances in the Portuguese economy.

Financial market conditions may adversely affect our ability to obtain financing for our operations, significantly increase our cost of debt and negatively impact our business and financial condition.

Global financial markets and economic conditions have been severely disrupted and volatile since 2008 and remain subject to significant vulnerabilities, such as the deterioration of fiscal balances and the rapid accumulation of public debt, continued deleveraging in the banking sector and limited supply of credit. At times during this period, credit markets and the debt and equity capital markets have been exceedingly distressed. Continued or worsening volatility in the global financial markets could reduce the availability of liquidity and credit to fund the continuation and expansion of industrial business operations worldwide.

As a result of the disruptions in the credit markets, many lenders have increased interest rates, enacted tighter lending standards, required more restrictive terms (including higher collateral ratios for advances, shorter maturities and smaller loan amounts) or refused to refinance existing debt at all or on terms similar to pre-crisis conditions.

As a result of instability in the international financial system, our ability to access the capital markets or the commercial bank lending markets may be severely restricted at a time when we would like, or need, to access such markets, which could have an impact on our flexibility to react to changing economic and business conditions. The instability in the international financial system or a prolonged slowdown in economic activity in Brazil could have an impact on the lenders under our existing Brazilian credit facilities, on our Brazilian customers or on the ability of our suppliers to meet scheduled deliveries in Brazil, causing them to fail to meet their obligations to us. If the instability in the international financial system continues, it could have an adverse effect on the demand for our services in Brazil and our ability to fund our planned growth in Brazil.

Any downgrade in the ratings of our company or our debt securities would likely result in increased interest and other financial expenses related to our borrowings and debt securities and could reduce our liquidity.

Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., or Standard & Poor’s, Moody’s Investors Service, or Moody’s, and Fitch, Inc., or Fitch, maintain ratings of our company and our debt securities. Currently, Standard & Poor’s, Moody’s and Fitch maintain ratings of our company on a local and a global basis. On a global basis, Standard & Poor’s maintains a local currency rating for our company of “brAA+” and a foreign currency rating for our company of “BB+,” Moody’s maintains a local currency rating for our company of “Aa2” and foreign currency rating for our company of “Ba1,” and Fitch maintains a local currency rating for our company of “AA(bra)” and foreign currency rating for our company of “BB+.” Any decision by these agencies to downgrade the ratings of our company or of our debt securities in the future would likely result in increased interest and other financial expenses relating to our borrowings and debt securities and the inclusion of financial covenants in the instruments governing new indebtedness, and could significantly reduce our ability to obtain such financing on satisfactory terms or in amounts required by us and our liquidity.

Some of our shareholders exercise control over the membership of our board of directors and other corporate actions that we may take through a voting agreement and their interests may not be aligned with your interests.

PT SGPS, TmarPart, Caravelas Fundo de Investimentos em Ações, an investment vehicle managed through Banco BTG Pactual S.A., or Caravelas, Bratel Brasil, Andrade Gutierrez S.A. and Jereissati Telecom S.A. are parties to the Temporary Voting Agreement described under “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Agreements Among Our Shareholders.” As of May 4, 2015, the parties to the Temporary Voting Agreement held, directly and indirectly, 46.5% of our outstanding voting shares. Under this agreement, these shareholders have agreed, among other things, (1) to take all necessary actions within their control to cause (a) the corporate ownership simplification, including the merger of TmarPart with and into our company, to be completed, (b) the adoption of our new by-laws, (c) the election of new members of the board of directors of our company, and (d) the voluntary share exchange to be completed, (2) to keep the members of our board of directors in their current positions until the implementation of the corporate ownership simplification, the adoption of our new by-laws and the election of new members of our board of directors, and (3) in case of vacancy or resignation of any member of our board of directors during the term of the Temporary Voting Agreement, to permit TmarPart to nominate the replacement member according to the rules provided in the General Shareholders’ Agreement described under “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Agreements Among Our Shareholders.” TmarPart’s shareholders are parties to four shareholders’ agreements governing their equity interests in TmarPart. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Agreements Among Our Shareholders.” Under these agreements, the shareholders of TmarPart, acting through pre-meetings (reunião prévia) of the shareholders party to each of these shareholders’ agreements, have the power to determine the decisions to be taken at meetings of our board of directors on matters of our management that require the prior authorization of our board of directors. The decisions of the shareholders of TmarPart on these matters may be contrary to the expectations or preferences of holders of our securities, including holders of our common shares, preferred shares and ADSs.

We rely on strategic suppliers of equipment, materials and services necessary for our operations and expansion. If these suppliers fail to provide equipment, materials or services to us on a timely basis, we could experience disruptions, which could have an adverse effect on our revenues and results of operations.

We rely on a few strategic suppliers of equipment, materials and services, including Nokia Solutions and Networks do Brasil Telecomunicações Ltda., or Nokia Solutions, Alcatel-Lucent Brasil S.A., or Alcatel-Lucent, Telemont Engenharia de Telecomunicações S.A., or Telemont, A.R.M. Engenharia Ltda., or A.R.M. Engenharia, and Huawei do Brasil Telecomunicações Ltda., or Huawei, to provide us with equipment, materials and services that we need in order to expand and to operate our business in Brazil, and Samsung Eletrónica Portuguesa, S.A., Nokia Solutions and Networks, S.A., Alcatel – Lucent Portugal, S.A. and Apple Distribution International, to provide us with equipment, materials and services that we need in order to expand and to operate our business in Portugal. There are a limited number of suppliers with the capability of providing the mobile network equipment and fixed-line network platforms that our operations and expansion plans require or the services that we require to maintain our extensive and geographically widespread networks. In addition, because the supply of mobile network equipment and fixed-line network platforms requires detailed supply planning and this equipment is technologically complex, it would be difficult for our company to replace the suppliers of this equipment. Suppliers of cables that we need to extend and maintain our networks may suffer capacity constraints or difficulties in obtaining the raw materials required to manufacture these cables. As a result, we are exposed to risks associated with these suppliers, including restrictions of production capacity for equipment and materials, availability of equipment and materials, delays in delivery of equipment, materials or services, and price increases. If these suppliers or vendors fail to provide equipment, materials or service to us on a timely basis or otherwise in compliance with the terms of our contracts with these suppliers, we could experience disruptions or declines in the quality of our services, which could have an adverse effect on our revenues and results of operations, and we might be unable to satisfy the requirements contained in our concession and authorization agreements.

We are subject to numerous legal and administrative proceedings, which could adversely affect our business, results of operations and financial condition.

We are subject to numerous legal and administrative proceedings. It is difficult to quantify the potential impact of these legal and administrative proceedings. We classify our risk of loss from legal and administrative proceedings as “probable,” “possible” or “remote.” We make provisions for probable losses but do not make provisions for possible and remote losses. As of December 31, 2014, we had provisioned R$5,132 million for probable losses relating to various tax, labor and civil legal and administrative proceedings against us. As of December 31, 2014, we had claims against us of R$21,059 million in tax proceedings, R$1,082 million in labor proceedings and R$1,147 million in civil proceedings with a risk of loss classified as “possible” for which we had made no provisions.

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

The minority shareholder of Africatel has asserted that our acquisition of PT Portugal triggered its right to require us to purchase its shares of Africatel under the Africatel shareholders’ agreement. If we are required to purchase this interest in Africatel, it will divert resources that could otherwise be deployed to reduce indebtedness or make investments under our business plan. If any such purchase is funded through our incurrence of additional debt, there would be a material adverse effect on our consolidated leverage.

We indirectly own 75% of the share capital of Africatel. Samba Luxco S.à.r.l., an affiliate of Helios Investors LP, or Samba Luxco, owns the remaining 25%. Africatel holds all of our interests in telecommunications companies in sub-Saharan Africa, including our interests in Unitel, Cabo Verde Telecom, S.A. in Cape Verde, Mobile Telecommunications Limited in Namibia, and CST Companhia Santomense de Telecomunicações S.A.R.L. in São Tomé and Príncipe, among others. PT SGPS, our subsidiaries Africatel GmbH & Co. KG, or Africatel GmbH, and PT Ventures, and Samba Luxco are parties to a shareholders’ agreement, which we refer to as the Africatel shareholders’ agreement.

On September 16, 2014, our subsidiary, Africatel GmbH, which directly holds our interest in Africatel, received a letter from Samba Luxco in which Samba Luxco claimed that Oi’s acquisition of PT Portugal was deemed a change of control of PT SGPS under the Africatel shareholders agreement, and that this change of control entitled Samba Luxco to exercise a put right under the Africatel shareholders’ agreement at the fair market equity value of Samba Luxco’s Africatel shares. In the letter, Samba Luxco purported to exercise the alleged put right and thereby require Africatel GmbH to acquire its shares in Africatel.

On September 26, 2014, Africatel GmbH responded to Samba Luxco stating that there had not been any action or event that would trigger the right to exercise the put option under the Africatel’s shareholders’ agreement and that Africatel GmbH intended to challenge Samba Luxco’s purported exercise of the put option. On the same date, we issued a Material Fact disclosing Samba Luxco’s purported exercise of the put option, our understanding that the exercise of the put option is not applicable, and that our board of directors had authorized our management to take the necessary actions to sell our interest in Africatel.

On November 12, 2014, the International Court of Arbitration of the International Chamber of Commerce notified Africatel GmbH that Samba Luxco had commenced arbitral proceedings against Africatel GmbH to enforce its purported put right or, in the alternative, certain other rights and claims allegedly arising out of Oi’s acquisition of PT Portugal. Africatel GmbH presented its answer to Samba Luxco’s request for arbitration on December 15, 2014. The arbitral tribunal was constituted on March 12, 2015. Africatel GmbH intends to vigorously defend these proceedings.

If we were to acquire the interest of Samba Luxco in Africatel as a result of the exercise of Samba Luxco’s purported put right under the Africatel shareholders’ agreement, our acquisition of this interest would reduce the resources that would be available to us to reduce our outstanding indebtedness or pursue other investment opportunities. If any such purchase were to be funded through our incurrence of additional debt, the consolidated leverage of our company could increase materially, which could have a material adverse effect on our financial condition and results of operations.

We are subject to potential liabilities relating to our third-party service providers, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to potential liabilities relating to our third-party service providers in Brazil. Such potential liabilities may involve claims by employees of third-party service providers in Brazil directly against us as if we were the direct employer of such employees, as well as claims against us for secondary liability for, among other things, occupational hazards, wage parity or overtime pay, in the event that such third-party service providers fail to meet their obligations to their employees. We have not recorded any provisions for such claims, and significant judgments against us could have a material adverse effect on our business, financial condition and results of operations.

We are subject to delinquencies of our accounts receivables. If we are unable to limit payment delinquencies by our customers, or if delinquent payments by our customers increase, our financial condition and results of operations could be adversely affected.

Our business significantly depends on our customers’ ability to pay their bills and comply with their obligations to us. During 2014, we recorded provisions for doubtful accounts in the amount of R$649 million, or 2.3% of our net operating revenue, primarily due to subscribers’ delinquencies. As of December 31, 2014, our provision for doubtful accounts was R$514 million.

ANATEL regulations prevent us from implementing certain policies that could have the effect of reducing delinquency of our customers in Brazil, such as service restrictions or limitations on the types of services provided based on a subscriber’s credit record. If we are unable to successfully implement policies to limit delinquencies of our Brazilian subscribers or otherwise select our customers based on their credit records, persistent subscriber delinquencies and bad debt will continue to adversely affect our operating and financial results.

In addition, if the Brazilian or Portuguese economies declines due to, among other factors, a reduction in the level of economic activity, an increase in inflation or an increase in domestic interest rates, a greater portion of our customers may not be able to pay their bills on a timely basis, which would increase our provision for doubtful accounts and adversely affect our financial condition and results of operations.

Our commitment to meet the obligations of our Brazilian employees’ pension plans, managed by Fundação Sistel de Seguridade Social and Fundação Atlântico de Seguridade Social may be higher than what is currently anticipated, and therefore, we may be required to make additional contributions of resources to these pension plans or to record liabilities or expenses that are higher than currently recorded.

As sponsors of certain private employee pension plans in Brazil, which are managed by Fundação Sistel de Seguridade Social, or Sistel, and Fundação Atlântico de Seguridade Social, or FATL, our subsidiaries cover the actuarial deficits of these pension benefit plans, which provide guaranteed benefits to our retirees in Brazil and guaranteed future benefits to our current Brazilian employees at the time of their retirement. As of December 31, 2014, our Brazilian pension benefit plans had an aggregate deficit of R$476.5 million. Our commitment to meet these deficit obligations may be higher than we currently anticipate, and we may be required to make additional contributions or record liabilities or expenses that are higher than we currently record, which may adversely affect our financial results. For a more detailed description of our Brazilian pension plans, see “Item 6. Directors, Senior Management and Employees—Employees—Employee Benefits—Employment Benefits in Brazil—Pension Benefit Plans.”

Unfunded post-retirement benefits obligations may put our Portuguese businesses at a disadvantage to its competitors and could adversely affect our financial performance.

Our Portuguese businesses have unfunded post-retirement benefits obligations that may limit our future use and availability of capital and adversely affect our financial and operating results. Although in December 2010, PT Comunicações transferred to the Portuguese government the post-retirement benefits obligations relating to regulated pensions of Caixa Geral de Aposentações and Marconi, PT Comunicações retained, and as a result of our acquisition of PT Portugal, we have assumed, all other obligations, including (1) salaries to suspended and pre-retired employees amounting to €762 million as of December 31, 2014, which we must pay monthly directly to the beneficiaries until their retirement age, and (2) €525 million in obligations related to pension supplements and healthcare as of December 31, 2014, which are backed by plan assets with a market value of €251 million as of December 31, 2014, resulting in unfunded obligations of €1,035 million (€802 million after taxes) as of December 31, 2014.

Any decrease in the market value of the plan assets of our Portuguese businesses relating to our pension supplements and healthcare obligations could increase our unfunded position. Although there is in place an investment policy with capital preservation targets, in the current economic and financial crisis, in particular, the market value of the plan assets of our Portuguese businesses is volatile and poses a risk. In addition, our obligations to pay salaries to suspended and pre-retired employees of our Portuguese businesses are unfunded. The value of the obligations referred to above may also fluctuate, depending on demographic, financial, legal or regulatory factors that are beyond our control. Any significant increase in the unfunded obligations of our Portuguese businesses could adversely affect our ability to raise capital, require us to use cash flows that we would otherwise use for capital investments, implementing our strategy or other purposes and adversely affect perceptions of our overall financial strength.

Risks Relating to Our Brazilian Operations

Our fixed-line telecommunications services in Brazil face strong competition from mobile services providers, other fixed-line service providers and cable television service providers, which may adversely affect our revenues and margins.

Our fixed-line telecommunications services in Brazil face strong competition from mobile services as the prices for mobile services have declined and approach those of fixed-line services. Based on information available from ANATEL, from December 31, 2011 to December 31, 2014, the number of fixed lines in service in our Brazilian service areas (all of Brazil other than the state of São Paulo) increased from 26.9 million to 28.2 million. We expect (1) the number of fixed lines in service in our Brazilian service areas to experience slow growth, as some of our customers eliminate their fixed-line services in favor of mobile services, and (2) the use of existing fixed lines for making voice calls to decline as customers substitute calls on mobile phones in place of fixed-line calls as a result of promotional mobile rates (such as free calls within a mobile provider’s network). The rate at which the number of fixed lines in service in our Brazilian service areas may decline depends on many factors beyond our control, such as economic, social, technological and other developments in Brazil. In addition, new fixed lines that we install in Brazil are expected to be less profitable than existing ones because new fixed-line customers generally have lower average incomes than our existing customers, subscribe to our lower cost service plans and generate fewer chargeable minutes of usage. Because we derive a significant portion of our net operating revenue from our traditional local fixed-line telecommunications services in Brazil, the reduction in the number of our fixed-lines in service in Brazil has negatively affected and is likely to continue to negatively affect our net operating revenue and margins.

We also compete in the Brazilian market for local fixed-line services with other fixed-line service providers, primarily with Empresa Brasileira de Telecomunicações – Embratel, or Embratel, and GVT S.A., or GVT. In addition to direct competition for corporate customers, Embratel competes with Oi for residential customers in our Brazilian service areas with services that it provides using the cable infrastructure of its subsidiary, Net Serviços de Comunicação S.A., or Net. Net is a cable television company that is our primary competitor in the broadband services market in Brazil. Embratel is a subsidiary of América Móvil S.A.B. de C.V., or América Móvil, one of the leading telecommunications service providers in Latin America. Net offers integrated voice, broadband and pay television services to the Brazilian residential market through a single network infrastructure. In addition, we compete in our Brazilian service area with smaller companies that have been authorized by ANATEL to provide local fixed-line services. Embratel and GVT are each controlled by multinational companies that may have more significant financial and marketing resources, and greater abilities to access capital on a timely basis and on more favorable terms, than our company. Our loss of a significant number of fixed-line customers would adversely affect our net operating revenue and may adversely affect our results of operations. For a detailed description of our competition in the local fixed-line services market in Brazil, see “Item 4: Information on the Company—Competition—Local Fixed-Line Services.”

Our mobile services in Brazil face strong competition from other mobile services providers, which may adversely affect our revenues.

The mobile services market in Brazil is extremely competitive. We face competition from large competitors such as TIM Participações S.A., or TIM, Telefônica Brasil S.A., or Telefônica Brasil, which markets its mobile services under the brand name “Vivo,” and Claro S.A., or Claro. As of December 31, 2014, based on information regarding the total number of subscribers as of that date available from ANATEL, we had a market share of 18.1% of the total number of mobile subscribers in Brazil, ranking behind Telefônica Brasil with 28.5%, TIM with 27.0% and Claro with 25.3%. During the year ended December 31, 2014, we captured 7.3% of all net additions of mobile subscribers in Brazil (calculated based on the number of mobile subscribers at the end of a period less the number of mobile subscribers at the beginning of that period). Telefônica Brasil, TIM and Claro are each controlled by multinational companies that may have more significant financial and marketing resources, and greater abilities to access capital on a timely basis and on more favorable terms, than our company.

Our ability to generate revenues from our Brazilian mobile services business depends on our ability to increase and retain our customer base. Each additional customer subscribing to our Brazilian service entails costs, including sales commissions and marketing costs. Recovering these costs depends on our ability to retain such customers. Therefore, high rates of customer churn could have a material adverse effect on the profitability of our Brazilian mobile services business. During the year ended December 31, 2014, our average customer churn rate in the Brazilian mobile services segment, representing the number of subscribers whose service was disconnected during each month, whether voluntarily or involuntarily, divided by the number of subscribers at the beginning of such month, was 5.7%.

We have experienced increased pressure to reduce our mobile rates in Brazil in response to pricing competition. This pricing competition often takes the form of special promotional packages, which may include, among other things, mobile handset subsidies, traffic usage promotions and incentives for calls made within a mobile services provider’s own network. Competing with the service plans and promotions offered by our competitors in Brazil may cause an increase in our marketing expenses and customer-acquisition costs, which has adversely affected our result of operations during some periods in the past and could continue to adversely affect our results of operations. Our inability to compete effectively with these packages could result in our loss of market share and adversely affect our net operating revenue and profitability. For a detailed description of our competition in the Brazilian mobile services market, see “Item 4: Information on the Company—Competition—Mobile Services.”

Our long-distance services in Brazil face significant competition, which may adversely affect our revenues.

In Brazil, unlike in the United States and elsewhere, a caller chooses its preferred long-distance carrier for each long-distance call, whether originated from a fixed-line telephone or a mobile handset, by dialing such carrier’s long-distance carrier selection code (Código de Seleção de Prestadora). The long-distance services market in Brazil is highly competitive. Our principal competitors for long-distance services in Brazil are TIM and Embratel, which offer long-distance services throughout Brazil at rates that are charged on a per call or per day basis, rather than a per minute basis. We also compete with Telefônica Brazil, which is the incumbent fixed-line service provider in the States of São Paulo. Increased competition from long-distance service providers has resulted in pressure on our long-distance rates in Brazil and adversely affected our revenue from these services. In addition, the proliferation of new types of service plans, such as “same network” subscription plans that offer unlimited long distance calls and data combination plans, is impacting the long-distance services market in Brazil. Competition in the Brazilian long-distance market may require us to increase our marketing expenses and/or provide services at lower rates than those we currently expect to charge for such services. Competition in the Brazilian long-distance market has had and could continue to have a material adverse effect on our revenues and margins. For a detailed description of our competition in the Brazilian long-distance services market, see “Item 4: Information on the Company—Competition—Long-Distance Services.”

Data transmission services in Brazil are not subject to significant regulatory restrictions and, as a result, we face an increasing amount of competition in this business.

Competition in data transmission services in Brazil is not subject to significant regulatory restrictions and, therefore, the market is open to a large number of competitors. Some competitors, such as cable operators, offer telephone and broadband services, which do not require them to use our fixed-line network, thereby allowing them to reach our customers without paying interconnection fees to us. Increasing competition in the Brazilian data transmission services market may lead to rate reductions in this segment, adversely affecting the net operating revenue that we generate from this business. Additionally, increased competition for data transmission customers may require us to increase our marketing expenses and our capital expenditures and may lead to the loss of broadband customers, in each case leading to a decrease in our profitability. For a detailed description of our competition in the Brazilian data transmission services market, see “Item 4: Information on the Company—Competition—Data Transmission Services.”

The Brazilian telecommunications industry is highly regulated. Changes in laws and regulations may adversely impact our business.

The Brazilian telecommunications industry is highly regulated by ANATEL. ANATEL regulates, among other things, rates, quality of service and universal service goals, as well as competition among telecommunications service providers. Changes in laws and regulations, grants of new concessions, authorizations or licenses or the imposition of additional universal service obligations, among other factors, may adversely affect our business, financial condition and results of operations.

For example, in July 2014 ANATEL approved rules under which interconnection rates charged by our company for the use of our fixed-line and mobile networks would be reduced over a period of years until they were set at rates based on a long-run incremental cost methodology. These regulations will have adverse effects on our revenues, although as a result of reductions in our costs and expenses for these services that we acquire from other telecommunications providers, we cannot predict with certainty the effects that these regulations will have on our results of operations.

We cannot predict whether ANATEL, the Brazilian Ministry of Communications (Ministério das Comunicações) or the Brazilian government will adopt other telecommunications sector policies in the future or the consequences of such policies on our business or the business of our competitors.

Our local fixed-line and domestic long-distance concession agreements in Brazil are subject to periodic modifications by ANATEL and expire on December 31, 2025. Our bids for new concessions upon the expiration of our existing concessions may not be successful.

We provide fixed-line telecommunications services in our Brazilian service areas pursuant to concession agreements with the Brazilian government. These concession agreements expire on December 31, 2025, and may be amended by the parties every five years prior to the expiration date. In connection with each five-year amendment, ANATEL has the right, following public consultations, to impose new terms and conditions in response to changes in technology, competition in the marketplace and domestic and international economic conditions.

Our obligations under our concession agreements may be subject to revision in connection with each future amendment. On June 27, 2014, ANATEL opened a public comment period for the revision of the terms of our concession agreements. The comment period, which ended on December 26, 2014, was opened for comments on certain topics such as service universalization, rates and fees and quality of services, among others. We submitted our comments on time and according to the established rules. Depending on the evaluation made by ANATEL of the contributions and ANATEL’s final decision regarding the terms of our concession agreements, it may impose universal service goals, with values that we are not able to predict.

We cannot assure you that any future amendments, including the amendments expected to be made in 2015, will not impose requirements on our company that will require us to undertake significant capital expenditures or will not modify the rate-setting procedures applicable to us in a manner that will significantly reduce the net operating revenue that we generate from our Brazilian fixed-line businesses. If the amendments to our Brazilian concession agreements have these effects, our business, financial condition and results of operations could be materially adversely affected.

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

Our local fixed-line and domestic long-distance concession agreements in Brazil, as well as our authorizations to provide personal mobile services in Brazil, contain certain obligations, and our failure to comply with these obligations may result in various fines and penalties being imposed on us by ANATEL.

Our local fixed-line and domestic long-distance concession agreements in Brazil contain terms reflecting the General Plan on Universal Service Goals (Plano Geral de Metas de Universalização), the General Plan on Quality Goals (Plano Geral de Metas de Qualidade) and other regulations adopted by ANATEL, the terms of which could affect our financial condition and results of operations. Our local fixed-line concession agreements in Brazil also require us to meet certain network expansion, quality of service and modernization obligations in each of the Brazilian states in our service areas. In the event of noncompliance with ANATEL targets in any one of these states, ANATEL can establish a deadline for achieving the targeted level of such service, impose penalties and, in extreme situations, terminate the applicable concession agreement for noncompliance with our quality and universal service obligations. See “Item 4: Information on the Company—Regulation of the Brazilian Telecommunications Industry—Regulation of Fixed-Line Services.”

On an almost weekly basis, we receive inquiries from ANATEL requiring information from us on our compliance with the various service obligations imposed on us by our concession agreements. If we are unable to respond satisfactorily to those inquiries or comply with our service obligations under our concession agreements, ANATEL may commence administrative proceedings in connection with such noncompliance. We have received numerous notices of the commencement of administrative proceedings from ANATEL, mostly due to our inability to achieve certain targets established in the General Plan on Quality Goals and the General Plan on Universal Service Goals, among others. As of December 31, 2014, we had recorded provisions in the amount of R$1,104 million in connection with fines sought to be imposed by ANATEL. Additional fines from ANATEL or fines in excess of the provisioned amount could adversely impact our financial condition and results of operations. See “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry” and “Item 8. Financial Information—Legal Proceedings—Civil Claims Relating to Oi S.A. and Our Brazilian Operations—Administrative Proceedings.”

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

We may be unable to implement our plans to expand and enhance our existing networks in Brazil in a timely manner or without unanticipated costs, which could hinder or prevent the successful implementation of our business plan and result in revenues and net income being less than expected.

Our ability to achieve our strategic objectives depends in large part on the successful, timely and cost-effective implementation of our plans to expand and enhance our networks in Brazil. Factors that could affect this implementation include:

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

Risks Relating to Our Portuguese Operations

Increased competition among providers of bundled telecommunications services in Portugal may result in a decrease in the revenues of our Portuguese operations.

In 2008, PT Portugal launched a nationwide Pay-TV service under the “Meo” brand, primarily using its fixed network (IP TV over ADSL2+ and FTTH and DTH satellite technology). This service required it to make significant investments in its network in order to increase the bandwidth and offer a better service quality than its competitors. In January 2013, PT Portugal announced the rebranding of “Meo” and the launch of a quadruple-play service, “M4O,” offering Pay-TV, broadband internet, fixed telephone and mobile telephone services. This launch required additional marketing expenditures and will entail ongoing investments in infrastructure to remain competitive with service offerings of other market participants.

PT Portugal experienced, and we may continue to experience, pressure from competitors to reduce monthly subscription fees. Our efforts to build scale in our Portuguese mobile business to enable us to negotiate better programming costs with content suppliers, especially costs for certain premium content owned by one of our competitors, may not prove successful.

The competitive landscape has changed significantly in Portugal as a result of the merger in August 2013 of ZON Multimédia—Serviços de Telecomunicações e Multimédia, SGPS, S.A., or ZON, the largest cable operator in Portugal, and Optimus SGPS, S.A., or Optimus, the third-largest mobile operator in Portugal, to create NOS, SGPS, S.A. (formerly known as ZON Optimus, SGPS, S.A.), or NOS, a new integrated telecommunications operator in Portugal. The emergence of NOS has further increased the focus in the Portuguese market on bundled offers and the evolution from triple-play to quadruple-play services as NOS has leveraged its position as an integrated telecommunications operator. Our other main competitors in the Portuguese market are Cabovisão (which acquired ONITELECOM in 2013) and Vodafone.

Our revenues from residential services in Portugal and our financial position could be significantly affected if we are not successful in competing to provide these bundled services, particularly as our Pay-TV services have become increasingly important as a retention tool of our fixed line and broadband internet customers.

Competition in Portugal from other mobile and fixed line operators has reduced revenues from our Portuguese operations and could adversely affect our revenues.

As a result of the trend toward the use of mobile services instead of fixed telephone services, combined with the increase in competition from other operators, PT Portugal experienced, and we may continue to experience, erosion of market share in Portugal of both access lines and outgoing domestic and international traffic. Additionally, all mobile telecommunications services providers have launched fixed telephony services based on their mobile networks, which are directly competing for fixed-line customers. Mobile operators in Portugal can bypass our international wireline network by interconnecting directly with fixed line and mobile networks either in our domestic Portuguese network or abroad. Competition is also forcing down the prices of our Portuguese fixed line voice services for long-distance and international calls, as operators have been offering unlimited voice communications for all national and several international fixed destinations. Lowering its international call prices caused a decline in PT Portugal’s revenues from international fixed line voice services. We expect competition from operators with services based on Voice over Internet Protocol, or VoIP, also to place increasing price pressure on voice tariffs. The decrease in fixed line voice traffic and lower tariffs resulting from competition significantly affected PT Portugal’s overall revenues, and we expect these factors to continue to negatively affect our revenues.

The broadband market in Portugal is highly competitive and may become more competitive in the future.

We believe that competition in internet broadband access in Portugal is intensifying, and with the development of existing technologies such as broadband wireless access, mobile broadband through 3G and 4G technology, as well as high speed broadband supported by the deployment of a fiber optic network, we may face additional pricing pressure on our services in Portugal, which could result in the loss of revenues from both residential and enterprise customers.

Increased competition in the Portuguese mobile markets may result in decreased revenues.

We believe that our existing mobile competitors in Portugal, Vodafone and NOS, will continue to market their services aggressively, resulting in similarly priced offers for all major mobile telecommunications services providers in the market. These aggressive pricing strategies have boosted voice and data usage at the expense of eroding retail revenues. A clear example was the launch, in 2008, of the so-called “tribal plans.” Although initially designed to provide special calling and texting advantages for “restricted” user groups, their widespread success soon resulted in a significant pressure on revenues. We believe that our success against competitors in the Portuguese market will depend on our ability to differentiate our products based on services offered, quality, simplicity and targeting of pricing plans, and we may not be successful in doing so. We also believe quadruple-play plans will play a major role in the mobile Portuguese market. Although in January 2013 PT Portugal was the first operator to launch a quadruple-play offer in Portugal, it will be increasingly difficult for us to sustain this competitive advantage.

Burdensome regulation in an open market may put us at a disadvantage to our competitors and could adversely affect our Portuguese telecommunications business.

The Portuguese electronic communications sector is fully open to competition. However, many regulatory restrictions and obligations are still imposed on our Portuguese operations. In the first round of market analysis initiated by ANACOM in 2004, PT Portugal was found by ANACOM to have significant market power in all but one of the 19 Portuguese markets analyzed and, consequently, was subjected to regulatory restrictions and obligations. Not all of these obligations and restrictions have been imposed on other operators and service providers in the Portuguese telecommunications sector. Pursuant to revised EC Recommendation on Relevant Markets published in 2007 and 2014, the number of markets subject to regulation was significantly reduced. ANACOM periodically re-analyzes markets subject to regulation to identify which markets are still relevant for regulatory intervention and which electronic communications operators and service providers, if any, it considers to have significant market power in those markets. Additionally, ANACOM determines the regulatory remedies that should be imposed on those operators and service providers.

ANACOM has re-analyzed some of the markets included in the 2007 European Relevant Market Recommendation and 2014 European Relevant Market Recommendation and has issued findings that PT Portugal has significant market power in all of the markets included in the 2014 European Relevant Market Recommendation, other than portions of Market 3b (the market for wholesale central access provided at a fixed location for mass-market products) located in geographic areas designated as competitive by ANACOM. In addition, ANACOM has found that PT Portugal has significant market power in two markets no longer included in the European Relevant Market Recommendation, but which ANACOM continues to regulate: (1) the wholesale market for call origination on the fixed telephone network provided at a fixed location (Market 2 under the 2007 EC Recommendation on Relevant Markets), or Market 2/2007, and (2) the wholesale market for leased lines – trunk segments (Market 13 under the 2003 EC Recommendation on Relevant Markets), or Market 13/2003.

In certain cases, such as Market 3b, ANACOM has segmented the markets into “C” (competitive) and “NC” (non-competitive) segments and issued a finding that PT Portugal had significant market power in the non-competitive segments. ANACOM has the power to impose remedies to increase competition in those markets.

In February 2012, ANACOM approved a draft decision related to the definition of Market 3a (the market for wholesale local access provided at a fixed location) and Market 3b, the evaluation of significant market power, and the imposition, maintenance, modification or suppression of regulatory obligations. ANACOM proposed to maintain the national scope of Market 3a and the geographic segmentation in Market 3b, which is divided into unregulated “C” areas and regulated “NC” areas, and to include high-speed broadband networks (e.g., FTTH networks) in Market 3b in order to require operators with significant market power to provide access to these networks. Under this draft decision, PT Portugal would continue to be considered to have significant market power in Market 3a and Market 3b in non-competitive areas.

Under the February 2012 draft ANACOM decision concerning access obligations in Market 3a, in addition to the obligation of granting unbundled access to copper loops and subloops and to ducts and poles at the national level, ANACOM intended to impose a geographically differentiated obligation to provide wholesale customers with virtual access to optical fiber networks (advanced bitstream). This obligation would not be imposed in 17 municipalities that were considered to have conditions that permit other network operators to invest in optical fiber networks. The draft decision required PT Portugal to demonstrate to ANACOM that the difference between PT Portugal’s retail prices and the prices of the offers made available to other operators in Market 3a would not result in a margin squeeze. This review was not concluded, due to (1) the changes that took place in the Portuguese market during 2013 (e.g., the merger between ZON and Optimus and investments initiated by Vodafone and Altice to expand their optical fiber and cable networks), and (2) the publication in September 2013 of the recommendation of the European Commission, or EC, on NGA non-discrimination and costing methodologies.

In December 2014, ANACOM commenced a public consultation on the re-analysis of Market 4 (the market for wholesale high-quality access provided at a fixed location). As a result of this re-analysis, PT Portugal may be subjected to significant price reductions in its wholesale leased lines business on its Continente – Açores – Madeira routes. As of the date of this annual report, a final decision ANACOM with respect to this re-analysis is pending.

Remedies imposed by ANACOM may require us to provide services in certain markets or geographic regions that we would otherwise not choose to provide or to make investments that we would otherwise not choose to make. In addition, PT Portugal has incurred, and we may still be required to incur, expenses to adapt our Portuguese operations to changing regulatory requirements and to ensure regulatory compliance. The resources we may be required to commit to fulfill our regulatory obligations in Portugal could adversely affect our ability to compete.

Reduced interconnection rates have negatively affected revenues of our Portuguese telecommunications business and will continue to do so in 2015.

In recent years, ANACOM has imposed price controls on interconnection rates for the termination of calls on mobile networks. These price controls have had a significant impact on interconnection revenues of our subsidiary MEO—Serviços de Comunicações e Multimédia, S.A. MEO. (merged into former PT Comunicações S.A.), or MEO, and, consequently, on its earnings.

ANACOM has issued successive decisions that have reduced mobile termination rates over time. Most recently, in April 2012, ANACOM issued a final decision reducing mobile termination rates progressively to €0.0127 per minute by December 2012. The reductions in mobile termination rates had a negative effect on PT Portugal’s cash flows and revenues and will continue to have a negative effect on our cash flows and revenues.

ANACOM has proposed a further decrease of the maximum termination rate to €0.0083 in 2015. A draft decision regarding mobile termination rates is currently pending, and comments may be submitted until mid-May 2015.

The Portuguese Competition Authority (Autoridade da Concorrência) has also completed an analysis of mobile rates for originating calls to non-geographic numbers (such as toll-free numbers and leased lines) in January 2012, finding origination rates to be excessive and issued a recommendation that mobile operators reduce their rates to a level reflecting their costs or face the possibility of being sanctioned. As of the date of this annual report, the Portuguese Competition Authority has not begun any investigations.

In March 2013, ANACOM published a draft decision regarding Market 1 proposing to set an average symmetrical fixed termination rate, or FTR, of € 0.001091 per minute from October 1, 2013 to July 1, 2014, corresponding to the average FTR of the countries that had already defined their call termination rates at a fixed location based on the pure Bottom Up Long-Run Average Incremental Cost, or BU-LRIC, cost models recommended by the EC.

In August 2013, after the European Commission expressed serious concerns in respect of ANACOM’s draft decision, ANACOM decided to withdraw its decision and instead to impose provisional and urgent measures. Under its revised measures, ANACOM determined that the maximum average prices to be applied by operators designated as having significant market power in Market 1 should be €0.001114 per minute as of October 1, 2013 and that as of July 1, 2014, the price would be set using a pure LRIC cost model. As of the date of this annual report, the pure LRIC cost model has not been finalized.

In July 2014, ANACOM commenced a consultation to review Market 1 that includes a symmetric obligation to ensure IP interconnection, and on the implementation of the pure LRIC model, proposing to set a fixed symmetric termination rate of €0.00068. As of the date of this annual report, ANACOM’s decision following this consultation is pending.

In addition, the lower interconnection rates have slightly reduced revenues for our Portuguese wholesale business, which records revenues from international incoming calls transiting through our Portuguese network that terminate on the networks of other mobile and fixed-line operators. The prices we charge to international operators (and hence our revenues) also have depended on the interconnection fees charged by mobile and fixed-line operators for international incoming calls terminating on their networks, and these fees have been decreasing. We expect that lower interconnection rates will continue to have a negative impact on the wholesale revenues of our Portuguese telecommunications business.

The European Commission’s review of roaming charges may continue to lead to a reduction in revenues from personal services in Portugal.

The EC regulates the roaming charges that may be charged in the wholesale market and the retail market in Europe. These regulations extend to data and Short Messaging Services, or SMS, or text messaging. On July 1, 2012, the previous roaming regulations were replaced by a new version, known as “Roaming III,” which will expire on June 30, 2022. In addition to setting maximum voice roaming rates (subject to a glide path) that may be charged with respect to the wholesale and retail market for voice, data and SMS services, Roaming III also features (1) extended transparency and consumer-protection measures (“bill-shock”) that go beyond the EU territory, (2) the introduction of an obligation for mobile operators in the wholesale market to provide reasonable network access in order to allow roaming services, and (3) the decoupling of roaming services from other services, while enabling a consumer to use the same number. The Roaming III regulations have had and are expected to continue to have an adverse effect on the revenues and the results of operations of our Portuguese mobile business and on the results of operations of that mobile business.

The European Commission’s proposed “Single Telecom Market” legislation could adversely affect our Portuguese telecommunications business.

The EC, the European Parliament and the European Council are finalizing the plans for regulation implementing a single telecommunications market—formerly called the “Connected Continent” legislation—in order to stimulate the provision of cross-border European services.

The draft legislation, in its initial wording, addressed such diverse matters as a single European authorization and convergence of regulatory remedies, a standard EU wholesale broadband access product, the harmonization of spectrum authorization procedures, net neutrality and transparency, international mobile roaming and international calls, and consumer protection. Of these matters, only net neutrality and roaming are still under consideration, and the current proposals depart considerably from the initial proposals.

In its latest formulation, the legislative package advanced by the Latvian Presidency and discussed with the EC and the European Parliament on April 15, 2015 provides, among other things:

•	net neutrality.

•	the phasing out of retail roaming surcharges, based on the introduction of a basic roaming allowance, or BRA, under which providers may not levy any surcharge in comparison to the domestic retail prices for regulated mobile communications. Under this proposal:

•	the BRA must be available for at least seven days per year and include a minimum daily consumption of five minutes calls made, five minutes calls received, five SMS sent and 10 Mb of data.

•	surcharges for traffic outside the BRA shall not exceed the maximum wholesale charges for regulated roaming calls made, regulated SMS and regulated data.

The proposal also moves up the deadline for the EC to complete a review of the EU wholesale roaming market to the end of 2017, which was previously set for mid-2018, and adds a provision stressing that the latest regulation is an interim step towards ending roaming surcharges entirely. As of the date of this annual report, the negotiation of this legislative package has not concluded.

If approved, this legislation is expected to have an adverse effect on our Portuguese telecommunications business due to anticipated price decreases, higher operational costs and increased competition.

The Portuguese government could terminate or fail to renew the fixed line license and licenses and authorizations for data and mobile services of our Portuguese telecommunications business.

We provide a significant number of services in Portugal under licenses and authorizations granted by ANACOM to our subsidiary MEO.

The Portuguese government can terminate MEO’s mobile licenses in Portugal under certain circumstances. Through MEO, we hold a renewable license to provide GSM (Global System for Mobile Communications), or 2G, mobile telephone services throughout Portugal until 2016, and a renewable license to provide 3G mobile telephone services throughout Portugal until 2022. In January 2012, MEO was allocated the right to use frequencies to provide mobile telephone services throughout Portugal using 4G among other technologies, and in March 2012, ANACOM issued a renewable license to MEO with respect to the use of these frequencies until 2027. This license also consolidates the previous 2G and 3G licenses issued to MEO. If the Portuguese government were to terminate the license of our mobile business in Portugal, we would not be able to conduct the activities authorized by this license. This loss would eliminate an important source of revenues of our company.

Regulatory investigations and litigation may lead to fines or other penalties.

ANACOM, the EC and the Portuguese Competition Authority regularly make inquiries and have conducted investigations concerning the compliance of our Portuguese telecommunications business with applicable laws and regulations. For example, the Portuguese Competition Authority conducted an inquiry in 2013 relating to alleged anti-competitive practices in the terrestrial television and mobile services markets following a complaint by another mobile operator. If, after such an administrative proceeding, the Portuguese Competition Authority decides that there is a reasonable likelihood that sanctions will be imposed, a more formal proceeding will follow. After the conclusion of a proceeding for breach of competition law, the Portuguese Competition Authority can impose fines of up to 10% of the revenues of our Portuguese telecommunications business during the year immediately preceding the final decision.

In January 2011, the EC opened an investigation into an agreement between Telefónica and PT SGPS allegedly not to compete in the Iberian telecommunications markets. PT SGPS had developed various strategic partnerships with Telefónica in recent years and its relationship with Telefónica was investigated. In January 2013, the EC adopted a decision finding that PT SGPS and Telefónica had infringed Article 101 of the Treaty on the Functioning of the EU with reference to the July 28, 2010 agreement between PT SGPS and Telefónica concerning the acquisition by Telefónica of PT SGPS’ stake in Brazilian operator Vivo. In accordance with this decision, PT SGPS was fined an amount of €12.29 million. On April 9, 2013, PT SGPS brought an action for annulment before the Court of Justice of the EU and will continue to vigorously defend the matter. The matter is now waiting to be tried before the EU Court of Justice.

If PT SGPS or our company is found to have been in violation of applicable laws and regulations in these or other regulatory inquiries, investigations, or litigation proceedings that are currently pending against PT SGPS or entities that are part of our Portuguese telecommunications business, or that may be brought against our company in the future, we may become subject to penalties, fines, damages or other sanctions. Any adverse outcome could have a material adverse effect on our operating results or cash flows.

Risks Relating to Our African and Asian Operations

We may be unable to dispose of our interest in Africatel for a consideration that exceeds its carrying value in our financial statements or at all. Any impairment of the fair market value of at which we record our indirect investment in Unitel in our financial statements would have a material adverse effect on our financial condition and results of operations.

On September 17, 2014, our board of directors authorized our management to take the necessary measures to market our shares in Africatel, representing 75% of the share capital of Africatel. As a result, as of December 31, 2014, we have recorded our interest in Africatel as discontinued operations. We have engaged a financial advisor to assist us with marketing and selling our interest in Africatel.

As of December 31, 2014, we recorded in our consolidated financial statements as assets held for sale R$7,643 million relating to our interest in Africatel, including R$1,261 of accrued dividends owed to our company by Unitel and R$4,164 representing the fair market value of Africatel’s 25% interest in Unitel at the time of the Oi capital increase, and recorded as liabilities directly associated with assets held for sale of R$851 million relating to our interest in Africatel.

We may not be able to sell our interest in Africatel for consideration that exceeds the book value of our interest in Africatel, or at all. The book value of our indirect investment in Unitel is subjected to testing for impairment when events or changes in circumstances indicate that the value of our indirect investment in Unitel may be lower than the fair market value at which we carry this investment. Any impairment of our indirect investment in Unitel may result in a material adverse effect on our financial condition and operating results.

We cannot assure you as to when PT Ventures will realize the accounts receivable recorded with respect to the declared and unpaid dividends owed to PT Ventures by Unitel or when PT Ventures will receive dividends that may have been declared with respect to 2013 or may be declared with respect to succeeding fiscal years.

Since November 2012, PT Ventures has not received any payments for outstanding amounts owed to it by Unitel with respect to dividends declared by Unitel for the fiscal years ended December 31, 2012, 2011 and 2010. Based on the dividends declared by Unitel for those fiscal years, PT Ventures is entitled to receive the total amounts of US$190.0 million (R$504 million) with respect to fiscal year 2012, US$190.0 million (R$504 million ) with respect to fiscal year 2011, and US$157.5 million (R$418 million ) with respect to fiscal year 2010. As of the date of this annual report, PT Ventures has only received US$63.7 million (R$169 million ) of its share of the dividends declared by Unitel with respect to fiscal year 2010, and has not received any amount in respect of dividends declared by Unitel with respect to fiscal years 2011 and 2012.

At a general meeting of the shareholders of Unitel held on November 4, 2013, the other shareholders discussed the financial statements as well as the payment of dividends with respect to the fiscal year of 2013. PT Ventures was unable to attend that meeting because the financial statements and the other relevant information about the meeting were not included in the prior notice for the meeting, nor were they made available to PT Ventures. PT Ventures has not received the minutes of this meeting nor has it been informed about the decisions taken.

On March 25, 2014, Unitel issued a statement claiming that PT Ventures is not listed on the shareholders’ register of Unitel, and that the board of directors of Unitel had notified PT SGPS about the existence of an irregularity, which purportedly resulted in Unitel being unable to distribute dividends to PT Ventures until the resolution of this irregularity. In June 2014, PT Ventures (formerly known as Portugal Telecom Internacional, SGPS, S.A.) resolved the alleged irregularity with the Angolan Foreign Investment Institute. On June 3, 2014, PT Ventures was issued a Foreign Investment Certificate endorsing its current name.

On several occasions, PT Ventures has requested an explanation from Unitel about its failure to pay to PT Ventures its share of the declared dividends. As of the date of this annual report, PT Ventures has not received a satisfactory explanation regarding this failure to pay, nor has PT Ventures received reliable indications as to the expected timing of the payment of the accrued dividends. We cannot assure you as to the timing of the payment of the accrued dividends to our company or whether we will be able to receive dividends that may be declared by Unitel in the future. Our inability to receive these dividends could have a material adverse impact on the fair value of our investment in Unitel, our financial position and our results of operations.

The other shareholders of Unitel have indicated to PT Ventures that they believe that PT SGPS’ sale of a minority interest in Africatel did not comply with the Unitel shareholders’ agreement.

The Unitel shareholders’ agreement provides a right of first refusal to the other shareholders of Unitel if any shareholder desires to transfer any or all of its shares of Unitel, other than transfers to certain affiliated companies. This agreement also provides that if any shareholder breaches a material obligation under the Unitel shareholders’ agreement, the other shareholders will have a right to purchase the breaching shareholder’s stake in Unitel at its net asset value.

The other shareholders of Unitel have asserted to PT Ventures that they believe that PT SGPS’ sale of a minority interest in Africatel to Samba Luxco during 2007 was in breach of the Unitel shareholders’ agreement. PT Ventures disputes this interpretation of the relevant provisions of the Unitel shareholders’ agreement, and we believe that the relevant provisions of the Unitel shareholders’ agreement apply only to a transfer of Unitel shares by PT Ventures itself.

As of the date of this annual report, we have not been notified of any proceedings initiated with respect to PT SGPS’ sale of a minority interest in Africatel to Samba Luxco. If the other shareholders of Unitel were to assert that this sale was in breach of the Unitel shareholders’ agreement, and if a binding decision by an appropriate forum to this effect were to be rendered in favor of those shareholders, PT Ventures could be required to sell its interest in Unitel for a value significantly lower than the amount that we record in our financial statements with respect to our indirect investment in Unitel. The sale of PT Ventures’ interest in Unitel in these circumstances could have a material adverse impact on our financial condition and results of operations.

The other shareholders of Unitel may claim that, as a result of PT SGPS’ failure to offer its indirect interest in Unitel to such shareholders prior to our acquisition of PT Portugal, these shareholders have the right to acquire the shares of Unitel held by PT Ventures at their net asset value.

On March 25, 2014, Unitel issued a public statement in which Unitel implied that its shareholders had a right of first refusal related to PT SGPS’ then-pending sale of its indirect interest in Unitel to our company. On September 16, 2014, the other shareholders of Unitel delivered a notice to PT SGPS in which they claimed that our indirect acquisition of PT Ventures’ interest in Unitel as part of the Oi capital increase would trigger this right. We do not agree with the interpretation proposed by the other Unitel shareholders, and instead believe that the relevant provisions of the Unitel shareholders’ agreement would apply only to a transfer of Unitel shares by PT Ventures itself.

As of the date of this annual report, we have not been notified of any proceedings initiated with respect to PT SGPS’s failure to offer its indirect interest in Unitel to the other shareholders of Unitel prior to our acquisition of PT Portugal. If the other shareholders of Unitel were to claim that PT SGPS’ failure to offer its indirect interest in Unitel to those shareholders resulted in a breach of the Unitel shareholders’ agreement, and if a binding decision by an appropriate forum to this effect were to be rendered in favor of those shareholders, PT Ventures could be required to sell its interest in Unitel for its net asset value, which is significantly lower than the amount that we record in our financial statements with respect to our indirect investment in Unitel. The sale of PT Ventures’ interest in Unitel in these circumstances would have a material adverse impact on our financial condition and results of operations.

The other shareholders of Unitel have prevented PT Ventures from exercising its rights to appoint the chief executive officer and a majority of the board of directors of Unitel.

Under the Unitel shareholders’ agreement, PT Ventures is entitled to appoint three of the five members of Unitel’s board of directors and its chief executive officer. Under the Unitel shareholders’ agreement, the appointment of the chief executive officer of Unitel is subject to the approval of the holders of 75% of Unitel’s shares. However, the other shareholders of Unitel have failed to vote to elect the directors nominated by PT Ventures at Unitel’s shareholders’ meetings, and as a result, PT Ventures’ representation on Unitel’s board of directors was reduced to a single director in June 2006, and the chief executive officer of Unitel has not been PT Ventures’ appointee since June 2006.

On July 22, 2014, the only member of Unitel’s board of directors that had been appointed by PT Ventures resigned from his position, and the other shareholders of Unitel have not permitted PT Ventures to appoint a replacement. In November 2014, the other shareholders of Unitel stated to PT Ventures that its rights as a shareholder of Unitel had been purportedly suspended in October 2012, although these other shareholders have not indicated any legal basis for this alleged suspension. At a general shareholders meeting of Unitel held on December 15, 2014, an election of members of the board of directors of Unitel was held. At this meeting, Unitel’s other shareholders claimed that PT Ventures was not entitled to vote as a result of the alleged suspension of its rights as a shareholder of Unitel in October 2012, and they refused to elect the member nominated by PT Ventures to Unitel’s board of directors.

PT Ventures has filed a suit in Angolan court to annul the results of the election of members of the Unitel board of directors on December 15, 2014. As of the date of this annual report, no nominee of PT Ventures serves on the Unitel board of directors.

Unitel has granted loans to a related party and entered into a management contract with a third-party without the approval of PT Ventures.

Under the Unitel shareholders’ agreement, the shareholders of Unitel and their affiliates are not permitted to enter into any contracts with Unitel unless the contracts are approved by a resolution of Unitel’s board of directors adopted by at least four members of its board of directors. As a result of the inability of PT Ventures to appoint members of the Unitel board of directors, PT Ventures is unable to effectively exercise its implied veto right over related party transactions of Unitel.

Between May and October 2012, Unitel made disbursements to Unitel International Holdings B.V. of €178.9 million (R$576 million) and US$35.0 million (R$93 million) under a “Facility Agreement” entered into between Unitel and Unitel International Holdings B.V., or Unitel Holdings, an entity that competes with Africatel in Cabo Verde and in São Tomé and Principe. Unitel Holdings is controlled by Mrs. Isabel dos Santos, an indirect shareholder of Unitel and a member of the board of directors of Unitel. PT Ventures’ representative on the Unitel board of directors voted against these transactions at the time of their proposed execution by Unitel, and PT

Ventures abstained when the consolidated financial statements of Unitel that included these transactions were approved by the other Unitel shareholders at a shareholders meeting.

Despite requests, PT Ventures has been unable to obtain documents and other information concerning the transactions with Unitel International Holdings B.V., including as to the possibility that Unitel has entered into other transactions in addition to those described above from 2012.

We cannot assure you that we will be able to prevent Unitel from taking actions that should require the approval of the members of the Unitel board of directors nominated by PT Ventures, including approving related party transactions with the other shareholders of Unitel that we believe are detrimental to the financial condition and results of operations of Unitel. The use of the resources of Unitel in this manner could have a material adverse impact on the financial position and results of operations of Unitel and therefore the value of our investment in Unitel.

The other shareholders of Unitel have attempted to dilute our indirect ownership of Unitel through a capital increase in which we could be technically unable to participate, and have called meetings at which they have indicated the desire to unilaterally amend the by-laws of Unitel and the Unitel shareholders’ agreement.

At a general shareholders meeting of Unitel held on December 15, 2014, the other shareholders of Unitel voted to increase Unitel’s share capital and alter the nominal value of its shares. The details of this capital increase are obscure to us as they were not included in the prior notice for this meeting nor were they discussed in detail during this meeting. Additional details of this capital increase have been included in draft minutes of this meeting provided to PT Ventures and it appears that, although PT Ventures has determined to subscribe to its pro rata share of this capital increase to avoid dilution of its interest in Unitel, payment of the subscription price may be proposed under conditions that would not permit PT Ventures to obtain the necessary foreign exchange approvals prior to the date on which payment would be due. PT Ventures has filed a suit in Angolan court to annul the approval of the Unitel capital increase at this shareholders meeting.

The agenda of this general shareholders meeting of Unitel included amendments to Unitel’s by-laws and purported amendments to Unitel shareholders’ agreement, in addition to other matters that may have been raised at the shareholders’ meeting itself, which included investments by Unitel in Zimbabwe and a study in order to implement a corporate reorganization of Unitel. We have not been provided of the details of the proposed by-law amendments nor of any purported amendments to the Unitel shareholders’ agreement. The December 15, 2014 meeting was suspended without any action taken on these items and has been scheduled to reconvene on May 13, 2015. PT Ventures has filed a suit in Angolan court to annul the approval of investments by Unitel in Zimbabwe and a study in order to implement a corporate reorganization of Unitel.

We cannot assess the impact to Unitel or our company of the matters considered at the December 15, 2014 general shareholders meeting of Unitel or the proposed amendments to Unitel’s by-laws and purported amendments to the Unitel shareholders’ agreement as we have not been provided with sufficient details to appropriately analyze these matters. In addition, we note that there appears to be no legal authority for the other shareholders of Unitel to amend the Unitel shareholders’ agreement through actions taken at a general meeting of Unitel’s shareholders, as this agreement is an agreement among the parties thereto. Should the other shareholders approve actions detrimental to Unitel or our investment in Unitel, these actions could have a material adverse impact on the financial position and results of operations of Unitel and therefore the value of our investment in Unitel.

Unitel’s concession to operate in Angola has expired and has not yet been renewed.

Unitel’s concession to provide mobile telecommunications services in Angola expired in April 2012. We cannot provide you with any assurances regarding the terms under which the Angolan National Institute of Telecommunications (Instituto Angolano das Comunicações), or INACOM, would grant a renewal of this concession, if at all. A failure of Unitel to obtain a renewal of this concession could have a material adverse effect on the ability of Unitel to continue to provide mobile telecommunications services in Angola, which would have a material adverse effect on Unitel’s financial position and results of operations and the value of our investment in Unitel.

Adverse political, economic and legal conditions in the African and Asian countries in which we have acquired investments may hinder our ability to receive dividends from our African and Asian subsidiaries and investments.

The governments of many of the African and Asian countries in which we have investments have historically exercised, and continue to exercise, significant influence over their respective economies and legal systems. Countries in which we have investments may enact legal or regulatory measures that restrict the ability of our subsidiaries and investees to make dividend payments to us. Similarly, adverse political or economic conditions in these countries may hinder our ability to receive dividends from our subsidiaries and investees. Historically, PT SGPS has received dividends from the African and Asian subsidiaries and investees that we have acquired, however, a limitation on our ability to receive a material portion of those dividends could adversely affect our cash flows and liquidity.

In addition, our investments in these regions are exposed to political and economic risks that include, but are not limited to, exchange rate and interest rate fluctuations, inflation and restrictive economic policies and regulatory risks that include, but are not limited to, the process for the renewal of licenses and the evolution of regulated retail and wholesale tariffs. In addition, our ventures in African and Asian markets face risks associated with increasing competition, including due to the entrance of new competitors and the rapid development of new technologies.

The development of partnerships in these markets raises risks related to the ability of the partners to jointly operate the assets. Any inability of our company and our partners to operate these assets may have a negative impact on our strategy and all of these risks may have material effects on our results of operations.

Our acquisition of PT Portugal may have triggered claims of our other joint venture partners or may otherwise lead to an unwinding of those joint ventures.

Some of the agreements governing our joint ventures in Africa and Asia, other than Unitel, contain provisions that may confer certain rights, including call and put rights, on our joint venture parties in the event of a change of control or merger of PT Portugal. If these rights were triggered by our acquisition of PT Portugal, we could be forced to exit one or more profitable joint ventures and sell our shares to our joint venture partners at a price significantly lower than the fair market value of our interests in those joint ventures. Alternatively, we could be required to use cash to purchase the joint venture interests of our partners in one or more joint ventures. Any such event could have a material adverse effect on our investment strategy for Africa and Asia, our growth prospects and/or our liquidity and cash flow.

Even if no contractual provision was triggered by our acquisition of PT Portugal, our relationship with these joint venture partners could change or worsen as a result of by our acquisition of PT Portugal for political, commercial or other reasons. We do not own a controlling stake in most of these joint ventures, and any challenges that arise with our joint venture partners as a result of our acquisition of PT Portugal or otherwise could lead to costly and time-consuming negotiations, arbitration or litigation or potentially to the unwinding of our investment in those ventures at a price significantly lower that the fair market value of our investment.

We are a party to joint ventures and partnerships that may not be successful and may expose our company to future costs.

We are a partner in joint ventures and partnerships in Africa and Asia. Our partnering arrangements may fail to perform as expected for various reasons, including an incorrect assessment of our needs or the capabilities or financial stability of our strategic partners. Our share of any losses from or commitments to contribute additional capital to such partnerships may also adversely affect our results of operations or financial position.

Our ability to work with these partners or develop new products and solutions may become constrained, which could harm our competitive position in the markets served by these joint ventures and partnerships. We may have disputes with our partners in these joint ventures, and we may have difficulty agreeing with our partners on actions that we believe would be beneficial to those joint ventures and partnerships. In addition, the joint ventures and partnerships in African and Asian countries are typically governed by the laws of those countries, and our partners are often established participants in those markets and may have greater influence in those economies than we will.

To the extent we experience difficulties with our joint venture partners, we may encounter difficulties in protecting our investments in those countries.

Any of these factors could cause these joint ventures and partnerships not to be profitable and could cause us to lose all or part of the value of our investments in those ventures.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This involvement, as well as Brazilian political and economic conditions, could adversely impact our business, results of operations and financial condition.

We are a Brazilian corporation and a majority of our operations and customers are located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on Brazil’s economy. The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and implement macroeconomic policies have often involved increases in interest rates, wage and price controls, currency devaluations, blocking access to bank accounts, imposing capital controls and limits on imports, among other things. We do not have any control over, and are unable to predict, which measures or policies the Brazilian government may adopt in the future. Our business, results of operations and financial condition may be adversely affected by changes in policies or regulations, or by other factors such as:

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

During the four decades prior to 1999, the Brazilian Central Bank periodically devalued the Brazilian currency. Throughout this period, the Brazilian government implemented various economic plans and used various exchange rate policies, including sudden devaluations (such as daily and monthly adjustments), exchange controls, dual exchange rate markets and a floating exchange rate system. Since 1999, exchange rates have been set by the market. The exchange rate between the real and the U.S. dollar has varied significantly in recent years. For example, the real/U.S. dollar exchange rate increased from R$1.9554 per U.S. dollar on December 31, 2000 to R$3.5333 on December 31, 2002. The real appreciated against the U.S. dollar by 4.3% during 2010, and has depreciated by 12.6% against the U.S. dollar during 2011, by 8.9% during 2012, by 14.6% during 2013 and by 13.4% during 2014.

In addition, the real appreciated against the Euro by 10.4% during 2010, and has depreciated by 9.3% against the Euro during 2011, by 10.7% during 2012, and by 19.7% during 2013, and was substantially unchanged during 2014.

A significant amount of our financial liabilities are denominated in or indexed to foreign currencies, primarily U.S. dollars and Euros. As of December 31, 2014, R$15,333 million of our consolidated financial indebtedness was denominated in currencies other than the real, excluding debt obligations of PT Portugal that have been classified as liabilities of assets held for sale but are expected to remain obligations of our company following the completion of our sale of PT Portugal. When the real depreciates against foreign currencies, we incur losses on our liabilities denominated in or indexed to foreign currencies, such as our U.S. dollar-denominated and Euro-denominated long-term debt and foreign currency loans, and we incur gains on our monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into reais. If significant depreciation of the real were to occur when the value of such liabilities significantly exceeds the value of such assets, including any financial instruments entered into for hedging purposes, we could incur significant losses, even if the value of those assets and liabilities has not changed in their original currency. In addition, a significant depreciation in the real could adversely affect our ability to meet certain of our payment obligations. A failure to meet certain of our payment obligations could trigger a default under certain financial covenants in our debt instruments, which could have a material adverse effect on our business and results of operations. Additionally, we currently have currency swaps and non-deliverable forwards in place for most of our foreign currency debt. If the cost of currency swap instruments increases substantially, we may be unable to maintain our hedge positions, resulting in an increased foreign currency exposure that could in turn lead to substantial foreign exchange losses.

A portion of our capital expenditures and operating leases require us to acquire assets or use third-party assets at prices denominated in or linked to foreign currencies, some of which are financed by liabilities denominated in foreign currencies, principally the U.S. dollar and the Euro We generally do not hedge against risks related to movements of the real against foreign currencies. To the extent that the value of the real decreases relative to the U.S. dollar or the Euro, it becomes more costly for us to purchase these assets or services, which could adversely affect our business and financial performance.

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

Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, actions taken in an effort to control inflation, coupled with speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. More recently, Brazil’s rates of inflation, as measured by the General Market Price Index — Internal Availability (Índice Geral de Preços — Disponibilidade Interna), or IGP-DI, published by Fundação Getúlio Vargas, or FGV, were 11.3% in 2010, 5.0% in 2011, 8.1% in 2012, 5.5% in 2013 and 3.8% in 2014. According to the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or IPCA, published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, the Brazilian consumer price inflation rates were 5.9% in 2010, 6.5% in 2011, 5.8% in 2012, 5.9% in 2013 and 6.4% in 2014.

If Brazil experiences substantial inflation in the future, our costs may increase and our operating and net margins may decrease. Although ANATEL regulations provide for annual price increases for most of our services in Brazil, such increases are linked to inflation indices, discounted by increases in our productivity. During periods of rapid increases in inflation, the price increases for our services may not be sufficient to cover our additional costs and we may be adversely affected by the lag in time between the incurrence of increased costs and the receipt of revenues resulting from the annual price increases. Inflationary pressures may also curtail our ability to access foreign financial markets and may lead to further government intervention in the economy, including the introduction of government policies that may adversely affect the overall performance of the Brazilian economy.

Fluctuations in interest rates could increase the cost of servicing our debt and negatively affect our overall financial performance.

Our financial expenses are affected by changes in the interest rates that apply to our floating rate debt. As of December 31, 2014, we had, among other consolidated debt obligations, R$9,862 million of loans and financings and debentures that were subject to the Interbank Certificate of Deposit (Certificado de Depósito Interbancário), or CDI, rate, an interbank rate, R$5,154 million of loans and financings and debentures that were subject to the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or TJLP, a long-term interest rate, R$4,039 million of loans and financings that were subject to the IPCA, and R$2,860 million of loans and financings that were subject to the London Interbank Offered Rate, or LIBOR. In addition, the debt obligations of PT Portugal that have been classified as liabilities of assets held for sale but are expected to remain obligations of our company following the completion of our sale of PT Portugal included R$1,512 million (€468.5 million) of loans and financings that were subject to the Euro Interbank Offer Rate.

The TJLP includes an inflation factor and is determined quarterly by the National Monetary Council (Conselho Monetário Nacional). In particular, the TJLP and the CDI rate have fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, inflation, Brazilian government policies and other factors. For example, the CDI declined from 10.87% per annum as of December 31, 2011 to 6.90% per annum as of December 31, 2012, increased to 9.77% per annum as of December 31, 2013, and increased to 11.57% per annum as of December 31, 2014. A significant increase in any of these interest rates, particularly the CDI rate, could adversely affect our financial expenses and negatively affect our overall financial performance.

The market value of securities issued by Brazilian companies is influenced by the perception of risk in Brazil and other countries, which may have a negative effect on the trading price of our common shares, preferred shares and ADSs and may restrict our access to international capital markets.

Economic and market conditions in other countries and regions, including the United States, the European Union and emerging market countries, may affect to varying degrees the market value of securities of Brazilian issuers. Although economic conditions in these countries and regions may differ significantly from economic conditions in Brazil, investors’ reactions to developments in these other countries may have an adverse effect on the market value of securities of Brazilian issuers, the availability of credit in Brazil and the amount of foreign investment in Brazil. Crises in the European Union, the United States and emerging market countries have at times resulted in significant outflows of funds from Brazil and may diminish investor interest in securities of Brazilian issuers, including our company. This could materially and adversely affect the market price of our securities, and could also make it more difficult for us to access the capital markets and finance our operations in the future on acceptable terms or at all.

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

A more restrictive policy could increase the cost of servicing, and thereby reduce our ability to pay, our foreign currency-denominated debt obligations and other liabilities. As of December 31, 2014, our foreign-currency denominated debt was R$15,133 million and represented 41.7% of our consolidated indebtedness. In addition, PT Portugal had foreign-currency denominated debt of R$18,893 million that have been classified as liabilities of assets held for sale but are expected to remain obligations of our company following the completion of our sale of PT Portugal. If we fail to make payments under any of these obligations, we will be in default under those obligations, which could reduce our liquidity as well as the market price of our common shares, preferred shares and ADSs.

In addition, a more restrictive policy could hinder or prevent the Brazilian custodian of the common shares and preferred shares underlying our ADSs or holders who have exchanged our ADSs for the underlying common shares or preferred shares from converting dividends, distributions or the proceeds from any sale of such shares into U.S. dollars and remitting such U.S. dollars abroad. In such an event, the Brazilian custodian for our common shares and preferred shares will hold the reais that it cannot convert for the account of holders of our ADSs who have not been paid. Neither the custodian nor The Bank of New York Mellon, as depositary of our ADS programs, which we refer to as the depositary, will be required to invest the reais or be liable for any interest.

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

Under Brazilian law, only shareholders registered as such in our corporate books may attend our shareholders’ meetings. All common shares and preferred shares underlying our ADSs are registered in the name of the depositary. ADS holders may exercise the voting rights with respect to our common shares and the limited voting rights with respect to our preferred shares represented by our ADSs only in accordance with the deposit agreements relating to our ADSs. There are practical limitations upon the ability of the ADS holders to exercise their voting rights due to the additional steps involved in communicating with ADS holders. For example, we are required to publish a notice of our shareholders’ meetings in certain newspapers in Brazil. To the extent that holders of our common shares or preferred shares are entitled to vote at a shareholders’ meeting, they will be able to exercise their voting rights by attending the meeting in person or voting by proxy. By contrast, holders of the ADSs may receive notice of a shareholders’ meeting by mail from the depositary if we notify the depositary of the shareholders’ meeting and request the depositary to inform ADS holders of the shareholders’ meeting. To exercise their voting rights, ADS holders must instruct the depositary on a timely basis. This noticed voting process will take longer for ADS holders than for holders of our common shares or preferred shares. If the depositary fails to receive timely voting instructions for all or part of our ADSs, the depositary will assume that the holders of those ADSs are instructing it to give a discretionary proxy to a person designated by us to vote their ADSs, except in limited circumstances.

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

According to Law No. 10,833, enacted on December 29, 2003, if a nonresident of Brazil disposes of assets located in Brazil, the transaction will be subject to taxation in Brazil, even if such disposition occurs outside Brazil or if such disposition is made to another nonresident. A disposition of our ADSs between nonresidents, however, involves the disposal of a non-Brazilian asset and in principle is currently not subject to taxation in Brazil. Nevertheless, in the event that the concept of “disposition of assets” is interpreted to include the disposition by nonresidents of assets located outside Brazil, this tax law could result in the imposition of withholding taxes in the event of a disposition of our ADSs made between nonresidents of Brazil. Due to the fact that as of the date of this annual report Law No. 10,833/2003 has no judicial guidance as to its application, we are unable to predict whether an interpretation applying such tax laws to dispositions of our ADSs between nonresidents could ultimately prevail in Brazilian courts. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations.”

Depending upon the value and the nature of our assets and the amount and nature of our income over time, we could be classified as a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.

We will be classified as a PFIC in any taxable year if either: (1) 50% or more of the fair market value of our gross assets (determined on the basis of a quarterly average) for the taxable year produce passive income or are held for the production of passive income, or (2) 75% or more of our gross income for the taxable year is passive income. As a publicly traded foreign corporation we intend for this purpose to treat the aggregate fair market value of our gross assets as being equal to the aggregate value of our outstanding stock plus the total amount of our liabilities (“market capitalization”) and to treat the excess of the fair market value of our assets over their book value as a nonpassive asset to the extent attributable to our nonpassive income. Because we currently hold, and expect to continue to hold and potentially to increase our holdings of, a substantial amount of cash and cash equivalents and other passive assets used in our business, and because the value of our gross assets is likely to be determined in large part by reference to our market capitalization securities, we would likely become a PFIC for a given taxable year if the market price of our common shares or preferred shares were to decrease significantly. The application of the PFIC rules is subject to uncertainty in several respects, and we must make a separate determination after the close of each taxable year as to whether we were a PFIC for such year. If we are a PFIC for any taxable year during which a U.S. investor held our common shares, preferred shares or ADSs, the U.S. investor might be subject to increased U.S. federal income tax liability and to additional reporting obligations. We do not intend to provide the information necessary for the U.S. investor to make a qualified electing fund election with respect to our common shares, preferred shares or ADSs. See “Item 10. Additional Information—Taxation – U.S. Federal Income Tax Considerations – Passive Foreign Investment Company Rules.”

The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of our common shares, preferred shares and ADSs.

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The BM&FBOVESPA, which is the principal Brazilian stock exchange, had a market capitalization of R$2.2 trillion (US$845 billion) as of December 31, 2014 and an average daily trading volume of R$7.3 billion (US$3.1 billion) for 2014. In comparison, aggregate market capitalization of the companies (including U.S. and non-U.S. companies) listed on the NYSE was US$19.4 trillion as of December 31, 2014 and the NYSE recorded an average daily trading volume of US$63.0 billion for 2014. There is also significantly greater concentration in the Brazilian securities markets. The ten largest companies in terms of market capitalization represented approximately 51% of the aggregate market capitalization of the BM&FBOVESPA as of December 31, 2014. The ten most widely traded stocks in terms of trading volume accounted for approximately 40% of all shares traded on the BM&FBOVESPA in 2014. These market characteristics may substantially limit the ability of holders of our ADSs to sell the preferred shares underlying our ADSs at a price and at a time when they wish to do so and, as a result, could negatively impact the market price of our ADSs themselves.

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

In October 2009, the Brazilian government imposed the IOF/Exchange Tax at a rate of 2.0% in connection with inflows of funds related to investments carried out by non-Brazilian investors in the Brazilian financial and capital markets with the objective of slowing the pace of speculative inflows of foreign capital into the Brazilian market and the appreciation of the real against the U.S. dollar. The rate of the IOF/Exchange Tax generally applicable to foreign investments in the Brazilian financial and capital markets was later increased to 6.0%. In December 2011, the rate of the IOF/Exchange Tax applicable to several types of investments was reduced back to zero percent. As of the date of this annual report, all investments in the Brazilian financial and capital markets are subject to the IOF/Exchange Tax at zero percent for a period longer than 180 days and 6.0% for a period shorter than 180 days.

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

Overview

We are an integrated telecommunications service provider, with operations in Brazil, Portugal, Africa and Asia. In May 2014, we acquired all of the operating assets then held by PT SGPS, except interests held directly or indirectly in TmarPart and our company, and all of PT SGPS’ liabilities as of the date of the acquisition. As a result, we hold significant interests in telecommunications companies in Portugal as well as Angola, Cape Verde, Namibia, São Tomé and Principe in Africa and Timor Lest in Asia.

On December 9, 2014, we entered into the PTP Share Purchase Agreement under which we have agreed to sell all of the share capital of PT Portugal to Altice Portugal. As a result, we record our operations in Portugal as discontinued operations in our financial statements. We expect to complete the sale of these operations during the second quarter of 2015.

In connection with the proposed sale, we have committed to reorganize the assets of PT Portugal on or prior to June 9, 2015 in a manner that will result in our retaining:

•	100% of the share capital of PTIF;

•	100% of the share capital of PT Participações, which will hold the direct and indirect interests that we currently hold in Africatel and TPT;

•	100% of the share capital of PTII;

•	100% of the share capital of CVTEL; and

•	100% of the share capital of Carrigans.

For more information regarding our sale of PT Portugal, see “—Our Recent History and Development—Proposed Sale of PT Portugal.”

On September 17, 2014, our board of directors authorized our management to take the necessary measures to market our shares in Africatel, representing 75% of the share capital of Africatel. As a result, as of December 31, 2014, we have recorded our interest in Africatel as discontinued operations. Due to the many risks involved in the ownership of these interests, particularly our interest in Unitel, we cannot predict when a sale of these assets may be completed.

Operations in Brazil

We are one of the principal integrated telecommunications service providers in Brazil with approximately 74.5 million revenue generating units, or RGUs, as of December 31, 2014. We operate throughout Brazil and offer a range of integrated telecommunications services that include fixed-line and mobile telecommunication services, network usage (interconnection), data transmission services (including broadband access services), Pay-TV (including as part of double-play, triple-play and quadruple-play packages), internet services and other telecommunications services for residential customers, small, medium and large companies and governmental agencies. We own approximately 347,000 kilometers of installed fiber optic cable, distributed throughout Brazil. Our mobile network covers areas in which approximately 93.0% of the Brazilian population lives and works. According to ANATEL, as of December 31, 2014, we had an 18.1% market share of the Brazilian mobile telecommunications market and, as of December 31, 2014, we had a 36.5% market share of the Brazilian fixed-line market. As part of our convergence strategy, we offer more than one million Wi-Fi hotspots in public places, such as airports and shopping malls.

Our traditional fixed-line telecommunications business in Brazil includes local and long-distance services, network usage services (interconnection) and public telephones, in accordance with the concessions and authorizations granted to us by ANATEL. We are one of the largest fixed-line telecommunications companies in Brazil in terms of total number of lines in service as of December 31, 2014. We are the principal fixed-line telecommunications services provider in our service areas, comprising the entire territory of Brazil other than the

State of São Paulo, based on our 16.3 million fixed lines in service as of December 31, 2014, with a market share of 57.8% of the total fixed lines in service in our service areas as of December 31, 2014.

We offer a variety of high-speed data transmission services in our fixed-line service areas, including services offered by our subsidiaries BrT Serviços de Internet S.A., or BrTI, and Brasil Telecom Comunicação Multimídia Ltda. Our broadband services, primarily utilizing Asymmetric Digital Subscriber Line, or ADSL, technology, are marketed under the brand name “Oi Velox.” As of December 31, 2014, we had 5.9 million ADSL subscribers, representing 43.1% of our fixed lines in service as of that date. Additionally, we provide voice and data services to corporate clients throughout Brazil.

We offer mobile telecommunications services throughout Brazil. Based on our 48.4 million mobile subscribers as of December 31, 2014, we believe that we are one of the principal mobile telecommunications service providers in Brazil. Based on information available from ANATEL, as of December 31, 2014 our market share was 18.1% of the total number of mobile subscribers in Brazil.

We offer subscription television services under our “Oi TV” brand. We deliver subscription television services throughout our fixed-line service areas using direct-to-home, or DTH, satellite technology. In Belo Horizonte, Poços de Caldas, Uberlândia and Barbacena in the State of Minas Gerais, we use a hybrid network of fiber optic and bidirectional coaxial cable. In December 2012 and January 2013, we introduced delivery of Oi TV through our fixed-line network in Rio de Janeiro and Belo Horizonte, respectively.

We also operate a call center business for the sole purpose of providing services to our company and our subsidiaries.

Operations in Portugal

As a result of our acquisition of PT Portugal as part of the Oi capital increase, as of the date of this annual report, we provide telecommunications services in Portugal in the following customer categories:

•	Residential services, which include integrated networks inside the customer’s home, enabling the simultaneous connection of multiple devices, including fixed line telephone, TV (including internet protocol television, or IP TV, and DTH satellite Pay-TV services), game consoles, PCs, laptops, tablets and smartphones. We provide these services through subsidiaries of PT Portugal, in particular PT Comunicações S.A., or PT Comunicações.

•	Personal services, which are mobile telecommunications services, such as voice, data and Internet-related multimedia services provided to personal (i.e., individual) customers through PT Portugal’s subsidiary MEO.

•	Enterprise services, which provide our corporate and medium and small business customers with integrated data and business solutions, as well as Information Technology/Information Systems, or IT/IS, and business process outsourcing, or BPO, services, including.

•	Corporate services, which target large companies and provide data, internet, video and voice communications, services, fixed-mobile convergence solutions and selected information technology services, network managing and outsourcing;

•	SME/SoHo services, which target (1) small and medium enterprises, or SMEs, providing vertical data and business solutions that are similar to PT Portugal’s corporate services and (2) small office/home office, or SoHo, customers and provide cost-effective data and business solutions for those working in small businesses or at home; and

•	Wholesale and other services, which primarily include wholesale telecommunications services, public pay telephones, the production and distribution of telephone directories and other services in Portugal.

As described below under “—Our Recent History and Development— Proposed Sale of PT Portugal,” we have entered into the PTP Share Purchase Agreement under which we have agreed to sell all of the share capital of PT Portugal to Altice Portugal. As a result, we record our operations in Portugal as discontinued operations in our financial statements. We expect to complete the sale of these operations during the second quarter of 2015.

Operations in Africa and Asia

As a result of our acquisition of PT Portugal as part of the Oi capital increase, as of the date of this annual report, we have significant interests in telecommunications companies in Angola, Cape Verde, Namibia, and São Tomé and Principe in Africa and Timor-Leste in Asia. Our interests in telecommunications companies in Africa are held through Africatel, in which we own a 75% interest. On September 17, 2014, our board of directors authorized our management to take the necessary measures to market our shares in Africatel, representing 75% of the share capital of Africatel. As a result, as of December 31, 2014, we have recorded our interest in Africatel as discontinued operations. Due to the many risks involved in the ownership of these interests, particularly our interest in Unitel, we cannot predict when a sale of these assets may be completed.

Our principal executive office is located at Rua Humberto de Campos No. 425, 6 1/2th floor–Leblon, 22430-190 Rio de Janeiro, RJ, Brazil, and our telephone number at this address is (55-21) 3131-2918.

Our Recent History and Development

Corporate Reorganization of TNL, Telemar and Our Company

On February 27, 2012, the shareholders of TNL, Telemar, Coari and Brasil Telecom approved a series of transactions, which we refer to as the corporate reorganization, including:

•	a split-off (cisão) and merger of shares (incorporação de ações) under Brazilian law in which:

•	Telemar transferred its shares of Coari to Coari;

•	Coari assumed a portion of the liabilities of Telemar, which became joint and several liabilities of Telemar and Coari or obligations of Coari guaranteed by Telemar;

•	Coari issued one common share and/or one preferred share to the holders of Telemar common and preferred shares (other than the shares of holders who exercised their withdrawal rights with respect to such shares) in exchange for each of their common and preferred shares of Telemar, respectively; and

•	Coari retained the Telemar shares exchanged for Coari shares and as a result, Telemar became a wholly-owned subsidiary of Coari;

•	a merger (incorporação) under Brazilian law of Coari with and into our company, with our company as the surviving company, in which:

•	each issued and then outstanding share of Brasil Telecom held by Coari and all Coari shares held in treasury were cancelled;

•	each issued and then outstanding common share of Coari was converted automatically into 51.149 common shares of Brasil Telecom;

•	each issued and then outstanding preferred share of Coari was converted automatically into 3.904 common shares of Brasil Telecom and 40.034 preferred shares of Brasil Telecom;

•	Coari ceased to exist; and

•	Telemar became a wholly-owned subsidiary of Brasil Telecom; and

•	a merger (incorporação) under Brazilian law of TNL with and into our company, with our company as the surviving company, in which:

•	each TNL share held in treasury prior to the TNL merger was cancelled, and each issued and then outstanding share of Brasil Telecom held by TNL was cancelled, other than 2,464,787 common shares of Brasil Telecom, which were transferred to the treasury of Brasil Telecom;

•	each issued and then outstanding common share of TNL (other than common shares held by shareholders who exercised their withdrawal rights with respect to such common shares) was converted automatically into 23.122 common shares of Brasil Telecom;

•	each issued and then outstanding preferred share of TNL was converted automatically into 1.879 common shares of Brasil Telecom and 19.262 preferred shares of Brasil Telecom; and

•	TNL ceased to exist.

As a result of these transactions, TmarPart became our direct controlling shareholder. For additional information about TmarPart, see “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders.”

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

Acquisition of Shares of PT SGPS

As a result of the corporate reorganization, we became the indirect owner of 64,557,566 shares of PT SGPS, representing 7.2% of its outstanding shares that were owned by Telemar. Between April 4, 2012 and May 25, 2012, we acquired 25,093,639 additional shares of PT SGPS and now hold 89,651,205 common shares of PT SGPS, representing 10.0% of its outstanding shares.

Divestment of Non-Strategic Assets

Beginning in the fourth quarter of 2012, we have entered into various transactions to divest non-strategic assets. The objective of these transactions is to create value for our shareholders by monetizing assets that are not essential to our operations, in order to increase our financial flexibility and obtain savings by entering into agreements with the purchasers to provide us the related services on favorable terms.

These transactions have resulted in a reduction of capital expenditure and maintenance costs related to these assets, while increasing our leasing costs. We believe that the net costs of using these assets following our disposal of these assets is less than our implied cost of retaining these assets, calculated based on our average funding costs applied to the value of the assets sold.

Sale of Mobile Communications Towers

In December 2012, we sold Sumbe Participações S.A., or Sumbe, our wholly-owned subsidiary, to São Paulo SPE Locação de Torres Ltda. for R$516 million. Sumbe owned approximately 1,200 communications towers and rooftop antennae used in our mobile services business. Contemporaneously with the sale of Sumbe, we entered into an operating lease agreement with a term of 15 years with Sumbe permitting us to continue to use space on these communications towers and rooftop antennae for our mobile services business.

In March 2014, we sold all of our equity interests in Caryopoceae SP Participações S.A., or Caryopoceae, our wholly-owned subsidiary, to SBA Torres Brasil, Ltda. for R$1,525 million. Caryopoceae owned 2,007 mobile telecommunications towers and rooftop antennae used in our mobile services business. In December 2013, we entered into an operating lease with a 15-year term (renewable for another five years) with Caryopoceae permitting us to continue to use space on these communications towers for our mobile services business.

In December 2014, we sold all of our equity interests in Tupã Torres S.A., or Tupã Torres, our wholly-owned subsidiary, to SBA Torres Brasil, Ltda. for R$1,172 million. Tupã Torres owned 1,641 mobile telecommunications towers and rooftop antennae used in our mobile services business. Contemporaneously with the sale of Tupã Torres, we entered into an operating lease with a 15-year term (renewable for another five years) with Tupã Torres permitting us to continue to use space on these communications towers for our mobile services business.

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

Sale of GlobeNet

In July 2013, we and our subsidiary BrTI entered into an agreement with BTG Pactual YS Empreendimentos e Participações, or BTG Pactual YS, under which we agreed to sell to BTG Pactual YS all of our equity interests in Brasil Telecom Cabos Submarinos Ltda. and its subsidiaries, collectively known as GlobeNet.

In December 2013, we sold all of our equity interests in GlobeNet (other than our interest in Brasil Telecom de Venezuela S.A.) to BTG Pactual YS. On January 17, 2014, the sale was concluded for an aggregate amount of R$1,779 million (based on the U.S. dollar-real exchange rate on January 15, 2014) resulting in a gain of approximately R$1,497 million, after deducting the book value of the assets and related costs.

In May 2014, following the receipt of all required approvals of the applicable Venezuelan authorities, we sold all of our equity interests in Brasil Telecom de Venezuela S.A. to GlobeNet’s subsidiary in Bermuda for R$26 million (based on the U.S. dollar-real exchange rate on May 6, 2014).

GlobeNet’s principal assets consist of 22,500 kilometers of fiber optic submarine cables, composed of two rings of protected submarine cables, linking connection points between the United States, Bermuda, Venezuela, Colombia and Brazil. As part of this transaction, GlobeNet will supply guaranteed submarine cable capacity to us and our subsidiaries at a fixed price for a term of 13 years.

Merger of TNL PCS into Oi Mobile

On February 1, 2014, TNL PCS S.A., the mobile services provider owned by our subsidiary Telemar, or TNL PCS, merged into Oi Móvel S.A., which we refer to as Oi Mobile. As a result of this merger, Oi Mobile became our sole mobile services provider and mobile data and subscription television provider.

Oi Capital Increase and Acquisition of PT Portugal

On October 1, 2013, we entered into a memorandum of understanding with PT SGPS, AG Telecom, LF Tel, PASA, EDSP, Bratel Brasil, BES and Ongoing, in which we and they agreed to the principles governing a series of transactions, including a business combination involving three principal components:

•	A capital increase of our company that was concluded on May 5, 2014 in which we issued 121,674,063 of our common shares and 280,483,641 of our preferred shares for an aggregate amount of R$8,250 million in cash, and 104,580,393 of our common shares and 172,025,273 of our preferred shares to PT SGPS in exchange for the contribution by PT SGPS to our company of all of the shares of its subsidiary PT Portugal.

•	A proposed merger of shares under Brazilian law, a Brazilian transaction in which, subject to the approvals of the holders of voting shares of our company and TmarPart, (1) each issued and then outstanding common share of our company not owned by TmarPart was to be converted automatically into one TmarPart common share, (2) each issued and then outstanding preferred share of our company not owned by TmarPart was to be converted automatically into 0.9211 TmarPart common shares, and (3) we were to become a wholly-owned subsidiary of TmarPart; this proposed merger of shares was subsequently abandoned.

•	A proposed merger (incorporação) under Portuguese and Brazilian law of PT SGPS with and into TmarPart, with TmarPart as the surviving company in which the shareholders of PT SGPS were to receive an aggregate number of TmarPart shares equal to the number of TmarPart shares held by PT SGPS immediately prior to the merger; this proposed merger was subsequently abandoned.

In May 2014, we completed the Oi capital increase in which we issued:

•	121,674,063 of our common shares and 280,483,641 of our preferred shares for an aggregate of R$8,250 million; and

•	104,580,393 of our common shares and 172,025,273 of our preferred shares to PT SGPS in exchange for the contribution by PT SGPS to us of all of the outstanding shares of PT Portugal.

As part of the Oi capital increase, Caravelas subscribed for 17,136,248 common shares and 35,917,151 preferred shares in the cash portion of the Oi capital increase at the public offering price under a subscription agreement (contrato de subscrição de ações de emissão da Oi S.A.) that we entered into with Caravelas on February 19, 2014.

Our acquisition of the shares of PT Portugal was completed under the terms of a subscription agreement (contrato de subscrição de ações de emissão da Oi S.A.) that we entered into with PT SGPS on February 19, 2014, or the Portugal Telecom Subscription Agreement. Under the Portugal Telecom Subscription Agreement, PT SGPS agreed to subscribe for our common and preferred shares as part of the Oi capital increase by contributing all of the share capital of PT Portugal to our company. The price per share paid by PT SGPS was equivalent to the price per share paid in the cash portion of the Oi capital increase, and the number of our shares to which Portugal Telecom subscribed was based on an amount equivalent to the economic value of shares of PT Portugal, as determined in the valuation report prepared by Banco Santander (Brasil) S.A., or Santander Brasil, on the shares of PT Portugal that we acquired in the Oi capital increase, which we refer to as the PT Assets Valuation Report. According to the PT Assets Valuation Report, the shares of PT Portugal were valued at an amount between €1,623.3 million and €1,794.1 million. For purposes of PT SGPS’ subscription in the Oi capital increase, our board of directors has determined a value for the shares of PT Portugal of €1,750 million (R$5,709.9 million, based on the Euro-real exchange rate on February 20, 2014, the day before the first publication of the notice for the extraordinary general meeting of our shareholders), in accordance with the PT Subscription Agreement. In addition, we agreed to succeed to the rights and obligations of PT SGPS under certain contracts and these contracts were assigned to PT Portugal after the shares of PT Portugal were transferred to our company.

Our acquisition of all of the shares of PT Portugal in exchange for our common shares and preferred shares in the Oi capital increase has been accounted for under the purchase method of accounting as a result of which we have recorded the assets and liabilities of PT Portugal on our balance sheet at their fair values. We have prepared a preliminary purchase price allocation under which we recognized certain intangible assets. For more information about the businesses acquired from PT SGPS, see “—Operations in Portugal” and “—Operations in Africa.”

Rio Forte Defaults and PT Exchange

Prior to the Oi capital increase, PT SGPS’ then wholly-owned subsidies PTIF and PT Portugal subscribed to an aggregate of €897 million principal amount of commercial paper of Rio Forte that matured in July 2014. As a result of our acquisition of PT Portugal as part of the Oi capital increase, we became the creditor under this commercial paper.

Rio Forte is a wholly-owned subsidiary of Espírito Santo International, S.A. and is an indirect holder of 49% of Espírito Santo Financial Group S.A., which in turn owned 27.3% of the capital stock of Banco Espírito Santo, S.A.

On June 30, 2014, PT SGPS publicly disclosed the investments made by PTIF and PT Portugal in the commercial paper of Rio Forte. On that date, Otávio Marques de Azevedo, the chairman of our board of directors, and Fernando Magalhães Portella, our chief executive officer and a member of our board of directors, resigned as non-executive member of PT SGPS’ board of directors.

On July 15 and 17, 2014, Rio Forte defaulted on the commercial paper held by PTIF and PT Portugal. On July 22, 2014, Rio Forte filed a petition for controlled management with the courts of Luxembourg after concluding that it was not in a position to fulfill the obligations resulting from certain debts that had matured in July 2014. Rio Forte’s request was rejected on October 17, 2014. The Luxembourg Commercial Court denied Rio Forte’s request for controlled management on October 17, 2014 and declared Rio Forte bankrupt on December 8, 2014.

On September 8, 2014, we, TmarPart, PT SGPS and our subsidiaries PT Portugal and PTIF, entered into the PT Exchange Agreement and the PT Option Agreement. On the same date, we, PT SGPS and TmarPart executed a terms of commitment agreement, which we refer to as the Terms of Commitment Agreement.

On March 24, 2015, PT Portugal assigned its rights under the PT Exchange Agreement and the PT Option Agreement to PTIF. On March 27, 2015, PT Portugal assigned all of its rights and obligations under the Rio Forte commercial paper that it owned to PTIF.

PT Exchange Agreement

Under the PT Exchange Agreement, we agreed to transfer the defaulted Rio Forte commercial paper to PT SGPS and PT SGPS agreed to deliver to us an aggregate of 47,434,872 of our common shares and 94,869,744 of our preferred shares, representing 16.9% of our outstanding share capital, including 17.1% of our outstanding voting capital prior to giving effect to the PT Exchange.

On March 30, 2015, the transactions contemplated by the Exchange Agreement were completed through the transfer of Rio Forte commercial paper in the aggregate amount of €897 million to PT SGPS in exchange for 47,434,872 of our common shares and 94,869,744 of our preferred shares.

PT Option Agreement

Under the PT Option Agreement, PTIF has granted to PT SGPS an option to acquire 47,434,872 of our common shares and 94,869,744 of our preferred shares. PT SGPS is entitled to exercise the PT Option in whole or in part, at any time prior to March 31, 2021. The number of shares subject to the PT Option will be reduced on each March 31 such that:

•	90% of the shares originally subject to the option will be available between March 31, 2016 and March 31, 2017;

•	72% will be available between March 31, 2017 and March 31, 2018;

•	54% will be available between March 31, 2018 and March 31, 2019;

•	36% will be available between March 31, 2019 and March 31, 2020; and

•	18% will be available between March 31, 2020 and March 31, 2021,

in each case, less the number of shares with respect to the PT Option has been previously exercised. The exercise prices under the PT Option will be R$20.104 per common share and R$18.529 per preferred share, in each case as adjusted by the CDI rate plus 1.5% per annum, calculated pro rata temporis, from March 31, 2015 to the date of the effective payment of the exercise price.

We are not required to maintain the Exchanged Shares in treasury. In the event that, at the time of exercise of the PT Option, PTIF and/or any of our other subsidiaries do not hold, in treasury, the number of shares with respect to which PT SGPS exercises the PT Option, the PT Option may be financially settled through payment by PTIF of the amount corresponding to the difference between the market price of the shares and the exercise price corresponding to these shares.

We may terminate the PT Option if (1) the by-laws of PT SGPS are amended to remove or amend the provision of those by-laws that limits the voting right to 10% of all votes corresponding to the capital stock of PT SGPS, except if this removal or amendment is required by law or by order of a competent governmental authority; (2) PT SGPS directly or indirectly engages in activities that compete with the activities of our company or our subsidiaries in the countries in which we or they operate; or (3) PT SGPS violates certain obligations under the PT Option Agreement.

Prior to the earlier of the expiration or full exercise of the PT Option, PT SGPS may not purchase shares of our company or TmarPart, directly or indirectly, in any manner other than by exercising the PT Option. If the PT Option is exercised, PT SGPS will undertake its best efforts to integrate the shareholder bases of PT SGPS and Oi in the shortest time possible.

PT SGPS may not directly or indirectly transfer or assign the PT Option, in whole or in part, nor grant any rights under the PT Option, including any security interest in the PT Option or the shares underlying the PT Option, without the consent of our company. If PT SGPS issues, directly or indirectly, any derivative instrument that is backed by or references our shares, it shall immediately use all proceeds derived directly or indirectly from such derivative instrument to acquire shares pursuant to the exercise of the PT Option.

On March 31, 2015, we, PT SGPS and PTIF entered into an amendment to the PT Option Agreement. Under this amendment, (1) PT SGPS will be permitted to assign the PT Option to a third party provided that such assignment involves at least one-quarter of our shares subject to the PT Option, and (2) PT SGPS has granted our company a right of first refusal exercisable prior to any such assignment. This amendment does not affect the agreement of PT SGPS not to grant any rights under the PT Option, including any security interest in the PT Option or the shares underlying the PT Option, without the consent of our company, or the requirement that PT SGPS use all proceeds derived directly or indirectly from the issuance of any derivative instrument that is backed by or references our shares to acquire shares pursuant to the exercise of the PT Option.

The effectiveness of the amendment to the PT Option Agreement is subject to (1) the authorization of the amended terms by the CVM, and (2) the approval of the amendment to the PT Option Agreement by a general meeting of our shareholders at which both our common and preferred shareholders will be entitled to vote. We have agreed to issue a call notice for this general meeting of our shareholders on or before August 31, 2015 and to hold this meeting on or before September 30, 2015.

Terms of Commitment Agreement

On March 31, 2015, we, PT SGPS and TmarPart entered into an amendment to the Terms of Commitment Agreement. The Terms of Commitment Agreement, as amended, will remain in effect until the integration of the shareholder bases of Oi and PT SGPS pursuant to a legally permissible structure, which we refer to as the Integration Transaction, has been fully completed, including in respect of any shares of our company that may be acquired by PT SGPS during the term of the PT Option.

Under the Terms of Commitment Agreement, we, TmarPart and PT SGPS each agreed:

•	to use their respective best efforts and to take all reasonable measures to also implement the listing of our shares (or securities backed by our shares or our successor in case of a corporate reorganization) on the regulated market of Euronext Lisbon concurrently with the migration of our company to the Novo Mercado segment of the BM&FBOVESPA, which we refer to as the migration, provided that in the event that it is not possible for any reason beyond the control of the parties for these listings to occur prior to or concurrently with the approval of the migration, they will use their best efforts and to take all reasonable measures to implement these listings as soon as possible following the migration.

•	to perform all acts, provide any required information, prepare all necessary documentation and to present and duly file all necessary filings before all appropriate governmental bodies and authorities so as to implement the listing on the regulated market of Euronext Lisbon and Integration Transaction as soon as possible.

•	to undertake to perform all necessary acts to implement the Integration Transaction relating to all shares of our company held by PT SGPS as of March 31, 2015 or that PT SGPS shall come to hold for so long as the Terms of Commitment Agreement is in force, including, but not limited to:

•	preparing and filing any prospectuses, including for admission to trading, registration statements or other documents with the CVM, the CMVM, Euronext Lisbon and the SEC by PT SGPS and/or our company (or our successor in case of a corporate reorganization), as the case may be, including the preparation of audited and unaudited financial statements required by the rules of such government authorities, and

•

engaging independent auditors, independent financial institutions or other experts to prepare financial statements, valuation reports and/or other necessary reports or documents and to use best efforts to cause such experts to consent to the inclusion their reports or other documents in the prospectuses, registration statements or other documents to be filed with CVM, CMVM, Euronext Lisbon and the SEC.

In addition, under the Terms of Commitment Agreement we agreed to attend any general meetings of the shareholders of PT SGPS convened for the purposes of deliberating on the acts and authorizations required for the Integration Transaction, whether through a reduction of the share capital of PT SGPS, pursuant to the alternative structure under analysis described in the Information Statement issued by PT SGPS, dated August 13, 2014, or through another legally permissible alternative structure, and to vote in favor of approval of the approval of these acts and authorizations, to the extent our legitimate interests are preserved.

The obligations assumed by our company, TmarPart and PT SGPS described above apply equally in the event the Integration Transaction continues in respect of any of our shares that PT SGPS may receive upon exercise of the PT Option.

Proposed Sale of PT Portugal

Based on a reevaluation of our business strategy following the events described above, we determined that it was in the best interest of our company to dispose of PT Portugal and we commenced a sale process which led to the execution on December 9, 2014 of a Share Purchase Agreement among Oi, Altice Portugal and Altice. Under the PTP Share Purchase Agreement, we have agreed to sell all of the share capital of PT Portugal to Altice Portugal for a purchase price equal to the enterprise value of PT Portugal of €6,900 million, subject to adjustments based on the financial debt, cash and working capital of PT Portugal on the closing date, plus an additional earn-out amount of €500 million in the event that the consolidated revenues of PT Portugal and its subsidiaries (as of the closing date) for any single year between the year ending December 31, 2015 and the year ending December 31, 2019 is equal to or exceeds € 2,750 million.

The closing under the PTP Share Purchase Agreement is conditioned on, among other things:

•	The completion of a reorganization of the assets of PT Portugal, which we refer to as the PT Portugal reorganization, in a manner that will result in our retaining:

•	100% of the share capital of PTIF;

•	100% of the share capital of PT Participações, which will hold the direct and indirect interests that we currently hold in Africatel and TPT;

•	100% of the share capital of PTII;

•	100% of the share capital of CVTEL; and

•	100% of the share capital of Carrigans.

•	The release of PT Portugal from its obligations under a variety of debt instruments to which it is a party.

Altice has informed us that on April 20, 2015, the European Commission declared the purchase and sale of PT Portugal was cleared on the condition that Altice sells its interest in Cabovisão and Oni Telecom. The European Commission also rejected the request previously made by the Portuguese Competition Authority (Autoridade da Concorrência) to analyse and review the transaction. On the same date, the Portuguese Insurance and Pension Funds Supervisory Authority (Autoridade de Supervisão de Seguros e Fundos de Pensões) also issued a decision of non-opposition to the indirect acquisition by Altice Portugal of a qualifying holding in PT Portugal’s subsidiary Previsão – Sociedade Gestora de Fundos de Pensões, S.A.

Under the terms of the PTP Share Purchase Agreement, if the PT Portugal reorganization has not been completed on or prior to June 9, 2015, the PTP Share Purchase Agreement will terminate. In addition, if the closing does not occur and the PTP Share Purchase Agreement is terminated because (1) the PT Portugal reorganization is not completed in accordance with the terms of the PTP Share Purchase Agreement, or (2) all of the conditions precedent to the closing are satisfied or deemed to be satisfied and we do not consummate the sale of PT Portugal on the closing date, we will be required to pay to Altice a break-up fee of €500 million. If the closing does not occur and the PTP Share Purchase Agreement is terminated because all of the conditions precedent to the closing are satisfied or deemed to be satisfied and Altice does not consummate the purchase of PT Portugal sale on the closing date, Altice will be required to pay us a break-up fee of €500 million.

Although some of the conditions to the closing under the PTP Share Purchase Agreement are beyond our control, we expect that the closing of this sale will occur during the second quarter of 2015.

Proposed Corporate Ownership Simplification and Migration to Novo Mercado

On March 31, 2015, the shareholders of TmarPart acting at a pre-meeting (reunião prévia) of the shareholders of TmarPart (1) unanimously approved the adoption of an alternative share structure, after analyzing options and taking into consideration the current obstacles to a registration of TmarPart shares with the SEC that would be necessary to allow the previously announced merger of shares of Oi and TmarPart, and (2) authorized the managements of TmarPart and Oi to begin taking the applicable steps to implement the alternative share structure.

The alternative share structure includes a voluntary exchange of our preferred shares for our common shares at the option of the preferred shareholder at an exchange rate of 0.9211 of our common shares for each of our preferred shares. The voluntary share exchange proposal requires that the holders of at least two-thirds of our preferred shares (excluding treasury shares) agree to exchange our preferred shares that they own for our common shares within a period of 30 days commencing after the General Shareholders’ Meeting of Oi at which the opening of the period for the exchange is deliberated.

Prior to the beginning of the period for the voluntary share exchange, we understand that the shareholders of TmarPart intend to cause:

•	AG Telecom to merge with and into PASA;

•	LF Tel to merge with and into EDSP;

•	PASA and EDSP to merge with and into Bratel Brasil;

•	Valverde to merge with and into TmarPart;

•	Venus RJ Participações S.A., Sayed RJ Participações S.A. and PTB2 S.A. to merge with and into Bratel Brasil;

•	Bratel Brasil to merge with and into TmarPart; and

•	TmarPart to merge with and into Oi.

In addition, we understand that the shareholders of TmarPart intend to cause (1) the adoption of new by-laws of our company, and (2) the election of new members of the board of directors of our company for terms expiring at the General Shareholders’ Meeting that approves our financial statements for the year ending December 31, 2017. The corporate ownership simplification, the adoption of new by-laws of our company and the election of new members of the board of directors of our company are expected to occur on the same date and are expected to be deliberated at shareholders’ meetings of the relevant entities during the third quarter of 2015, subject to the prior consent to the implementation of the corporate ownership simplification of ANATEL.

Following the completion of the corporate ownership simplification, the adoption of new by-laws of our company and the election of new members of the board of directors of our company, we will seek to list our common shares on the Novo Mercado segment of the BM&FBOVESPA.

Corporate Structure

The following chart presents our corporate structure and principal operating subsidiaries as of May 4, 2015. The percentages in bold italics represent the percentage of the voting capital owned directly and indirectly by the parent company of each entity, and the percentages not in bold italics represent the percentage of the total share capital owned directly and indirectly by the parent company of each entity.

(1)	The remaining shares are held by Paggo Empreendimentos S.A.
(2)	The remaining shares are held by our company.
(3)	The remaining shares are held by Oi Internet S.A.

Brazilian Operations

Our concessions and authorizations from the Brazilian government allow us to provide:

•	fixed-line telecommunications services in Regions I and II of Brazil;

•	long-distance telecommunications services throughout Brazil;

•	mobile telecommunications services in Regions I, II and III of Brazil;

•	data transmission services throughout Brazil; and

•	direct to home (DTH) satellite television services throughout Brazil.

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

Our business, financial condition, results of operations and prospects depend in part on the performance of the Brazilian economy. See “Item 3. Key Information—Risk Factors—Risks Relating to Brazil.”

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

Fixed-Line Voice Services

As of December 31, 2014, we had approximately 13.6 million local fixed-line customers in our fixed-line service areas. Local fixed-line services include installation, monthly subscription, metered services, collect calls and supplemental local services. Metered services include local calls that originate and terminate within a single local area and calls between separate local areas within specified metropolitan regions which, under ANATEL regulations, are charged as local calls. ANATEL has divided our fixed-line service areas into 4,692 local areas

Under our concession agreements, we are required to offer two local fixed-line plans to users: the Basic Plan per Minute (Plano Básico de Minutos) and the Mandatory Alternative Service Plan (Plano Alternativo de Serviços de Oferta Obrigatória), each of which includes installation charges, monthly subscription charges, and charges for local minutes. As of December 31, 2014, 15.5% of our fixed-line customers subscribed to the Basic Plan per Minute or the Mandatory Alternative Service Plan.

Calls within Brazil that are not classified as local calls are classified as domestic long-distance calls. We provide domestic long-distance services for calls originating from fixed-line devices in Region I and Region II through our network facilities in São Paulo, Rio de Janeiro and Belo Horizonte and through interconnection agreements with other telecommunications providers, both fixed-line and mobile, that permit us to interconnect directly with their networks. We provide international long-distance services originating from fixed-line devices in our fixed-line service areas through agreements to interconnect our network with those of the main telecommunications service providers worldwide.

In addition to the Basic Plan per Minute and the Mandatory Alternative Service Plan, we offer a variety of alternative fixed-line plans that are designed to meet our customers’ usage profiles. As of December 31, 2014, 84.5% of our fixed-line customers subscribed to alternative plans, including our bundled plans.

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

We also own and operate public telephones throughout our fixed-line service regions. As of December 31, 2014, we had approximately 653,000 public telephones in service, all of which are operated by pre-paid cards.

We continually monitor market trends and the usage profile of our customer to assist us in designing new plans and promotions in order to retain our existing customers and attract new customers to our fixed-line voice services.

Broadband Services

We provide high-speed internet access services using ADSL technology, which we refer to as broadband services, to residential customers in the primary cities in Region I and Region II under the brand name “Oi Velox.” As of December 31, 2014, we offered broadband services in 4,658 municipalities in our fixed-line service areas. As of December 31, 2014, we had 5.2 million residential ADSL customers in our fixed-line service areas.

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

Subscription Television Services

We offer subscription television services under our “Oi TV” brand. We deliver subscription television services throughout our fixed-line service areas using our DTH satellite network. In Belo Horizonte, Poços de Caldas, Uberlândia and Barbacena in the State of Minas Gerais, we use a hybrid network of fiber optic and bidirectional coaxial cable. In December 2012 and January 2013, we began to deliver Oi TV through our fiber optic network using an internet protocol, or IP TV, in the Rio de Janeiro and Belo Horizonte, respectively. We are engaged in capital expenditure programs to expand our fiber-to-the-home, or FTTH, network to permit us to offer IP TV to a broader range of potential subscribers. As of December 31, 2014, we had approximately 1.1 million subscribers to our DTH subscription television services in our fixed-line service areas, approximately 20,0000 subscribers to our cable network in the State of Minas Gerais and approximately 4,000 subscribers to our IP TV subscription television services.

In December 2013, we offered three packages of subscription television services: (1) “Oi TV Start HD” with 119 channels, including 20 high-definition, or HD, channels, (2) “Oi TV Mix HD” with 159 channels, including 42 HD channels, and (3) “Oi TV Total HD” with 185 channels, including 52 HD channels. Subscribers to each of these packages have the option to customize the package through the purchase of additional channels featuring films offered by HBO/MAX and Telecine. Although these packages are available for a la carte purchase, we promote these packages and approximately 65% of our subscribers for these packages purchase these packages as part of a bundle with our Oi Velox service or fixed-line services.

Bundled Services

In addition to our combined internet and voice services, we offer our “Oi Conta Total” plan, which provide fixed-line voice services, fixed-line devices broadband services and mobile voice services, mobile data and unlimited text messages to subscribers of any provider. In addition, the “Oi Conta Total” plan provides unlimited long-distance calls to our fixed-line and mobile subscribers (except for the low-cost version of this plan, “Conta Total Light”). Subscribers to these plans have the option to subscribe to our Oi TV service.

Our “Oi Conta Total” plan permits subscribers to make unlimited local calls to any of our fixed-line or mobile customers and includes an allowance of minutes selected by the customer for use to make long-distance calls and local calls to customers of other service providers. Subscribers also elect the speed of their fixed-line broadband service, which is available under this plan at speeds ranging from 2 Mbps to 15 Mbps. Subscribers to this plan are entitled to access our Oi Wi-Fi hotspots and subscribers who elect speeds of 5 Mbps or greater are provided with a complimentary wireless router. Subscribers can elect add-on features for this plan, including mobile data plans, unlimited text messages to subscribers of any provider and unlimited long-distance calls to our fixed line or mobile customers.

We also offer our “Oi Conta Total Smartphone” plan which has the same structure as our “Oi Conta Total” plan, with the addition of our Oi Smartphone data plan and unlimited text messages. We provide a smartphone, mini-modem or tablet at a subsidized price and access to our network of Oi Wi-Fi hotspots to our “Oi Conta Total Smartphone” subscribers.

Subscribers to our IP TV service may subscribe to our “Oi TV Mais HD” package, together with a broadband subscription at 100 Mbps, or our “Oi TV Mega HD” package, together with a broadband subscription at 200 Mbps. Subscriptions to our IP TV packages are only available in areas in which we have implemented our FTTH network.

We also launched a bundled plan combining fixed-line voice service with pre-paid mobile service under the brand “Fixo Ilimitado + Pré Ilimitado” in March 2012. This plan is available in most Brazilian states and, in addition to the features of the “Oi Fixo Ilimitado” plan, permits a subscriber to make unlimited local calls to our fixed-line and mobile customers from a mobile device.

Personal Mobility Services

Our personal mobility services are comprised of post-paid and pre-paid mobile voice services and post-paid and pre-paid mobile data communications services. As of December 31, 2014, we had an aggregate of approximately 50.9 million subscribers for our mobile services, including subscribers to our bundled plans. As of December 31, 2014, 82.2% of our mobile voice customers subscribed to pre-paid plans and 17.8% subscribed to post-paid plans.

Post-Paid Voice Services

Post-paid customers pay a monthly subscription fee and are billed on a monthly basis for services provided during the previous month. Post-paid plans include voice mail, caller ID, conference calling, call forwarding, calls on hold and special services.

Our “Oi Conta Conectado” plans permit a subscriber to make unlimited local calls to our fixed-line and mobile subscribers, includes an allowance of minutes selected by the customer for use to make calls to customers of other service providers and provides for unlimited text messages to our mobile subscribers. This plan also includes mobile data (except for the low-cost version of this plan, “Oi Conta 100 “). It also includes an allowance of minutes selected by the customer for use to make long-distance calls to our fixed-line or mobile customers (except for the low-cost version of this plan, “Oi Conta”). Customers can share the plan with users of as many as five separate mobile devices by paying a monthly fee per line. Subscribers can buy unlimited add-on features for this plan, including other mobile data plans and unlimited long-distance calls to our fixed line or mobile customers.

We also offer hybrid plans under the brand name “Oi Controle” for customers who wish to combine the cost savings of our post-paid plans with the self-imposed limits of our pre-paid plans. “Oi Controle” subscribers are permitted to make unlimited local and long-distance calls to our mobile and fixed-line subscribers and purchase credits that can be used for calls to customers of other providers and other add-on services. “Oi Controle” is composed of five plans. One of the plans, “Oi Controle Voz,” offers a credit of R$10.90 for customer use for a pay-as-you go plan in addition to the above benefits. The other four plans include mobile data, unlimited text messages to our mobile customers and limited voice and text message plans to other providers and Wi-Fi.

Credits can be bought through point of sale machines in retail stores, ATMs or mobile applications such as “Minha Oi” and “Recarga Oi.”

Pre-Paid Voice Services

Pre-paid customers activate their cellular numbers through the purchase and installation of a SIM card in their mobile handsets. Our pre-paid customers are able to add credits to their accounts through point-of-sale machines, ATMs, Apple and Android applications installed on their mobile devices such as “Minha Oi” and “Recarga Oi” using a credit card, our toll-free number or the purchase of pre-paid cards at a variety of prices. These credits are valid for a fixed period of time following activation and can be extended when additional credits are purchased.

We regularly launch various plans and promotions designed to incentivize the purchase and use of credits by our pre-paid customers. In November 2014, we launched a new version of our pre-paid promotion called “Tudo Por Dia.” “Tudo Por Dia” subscribers pay R$0.50 per day for 300 minutes of local and long-distance calls to our mobile and fixed-line customers and R$0.99 per day for 5MB of data, access to Oi Wi-Fi hotspots and 500 text messages. A subscription to this promotion has minimum recharge requirements and a monthly promotion maintenance fee.

In November 2014, we also launched a new version of our “Oi Galera” plan aimed at young customers. This plan offers voice, text messaging, music, 10MB of data with free access to Facebook, Twitter and Oi Wi-Fi hotspots for R$0.99 per day. “Oi Galera” subscribers also have special discounts on selected retail stores, restaurants and theaters.

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

We offer a variety of post-paid plans that provide data allowances from 300 MB to 5 GB for smartphones and from 300 MB to 10 GB for tablets and laptop computers and provide data transmission at speeds of 1 Mbps (3G network) or 5 Mbps (4G network). In addition to data traffic, our post-paid mobile internet plans for use with mobile devices include allowances for text messages. Our post-paid mobile internet plans for smartphones are available to our “Oi Conta” customers. Our post-paid mobile internet plans for tablets and laptop computers are sold on a stand-alone basis or, in some cases, through our “Oi Contal Total” voice and data bundle. Subscribers to our access to our post-paid mobile internet plans for smartphones, tablets and laptop computers also receive free access to our network of WiFi hotspots. In addition to these post-paid plans, subscribers can purchase anti-virus software and backup data storage services.

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

Value-Added Services

The value-added services we provide include voice, text and data applications, including voicemail, caller ID, and other services, such as personalization (video downloads, games, ring tones and wallpaper), text messaging subscription services (horoscope, soccer teams and love match), chat, mobile television, location-based services and applications (mobile banking, mobile search, email and instant messaging).

Business and Corporate Services

In the business and corporate services market, we serve small and medium-sized enterprise, or SMEs, and large enterprises, or corporate customers. We market a variety of services to SMEs, including our core fixed-line and mobile services, as well as our higher-value added services, such as broadband services, voice, text and data applications, advanced voice services and commercial data transmission services. We also market these services to corporate customers, combining these service offerings with information technology services.

Services for SMEs

We offer SMEs services similar to those offered to our residential and personal mobility customers, including fixed-line and mobile voice services, and fixed-line and mobile broadband services. We also recently launched FTTH plans for SMEs. In addition, we offer SMEs:

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

We offer a variety of mobile plans to SMEs, including our Oi Equipe Flat plan for groups of employees, our Oi Empresa Especial plan for individual users in an SME and our Oi Controle plan which, similarly to our residential fixed-line plan, is designed to permit a SME to control usage of mobile minutes. In general, our sales team works with an SME customer to determine their telecommunications needs and negotiates a package of services and pricing structure that is tailored to the needs of that SME. We also offer multi-product packages including fixed-line, broadband and mobile service bundles designed for the SME segment.

Services for Corporate Customers

We offer corporate customers all of the services offered to our SME customers. In addition, we provide a variety of customized, high-speed data transmission services through various technologies and means of access to corporate customers. Our data transmission services include interconnection between local area networks at data transmission speeds of 34 Mbps, 155 Mbps and 10 Gbps, videoconferencing, video/image transmission and multimedia applications. Our principal commercial data transmission services are:

•	SLD, under which we lease dedicated lines to corporate customers for use in private networks that link different corporate websites; and

•	IP services which consist of dedicated private lines which we provide to most of the leading ISPs in Brazil, as well as Virtual Private Network, or VPN, services that enable our customers to operate private intranet and extranet networks.

In 2012, we have broadened the scope of services that we offer to our corporate clients to include information technology infrastructure services, seeking to offer our customers end-to-end solutions through which we are able to provide and manage their connectivity and information technology needs. In February 2012 we launched “Oi Smartcloud,” a suite of data processing and data storage services that we perform through our five cyber data centers located in Brasília, São Paulo, Curitiba and Porto Alegre. In addition, through these data centers, we provide hosting, collocation and IT outsourcing services, permitting our customers to outsource their IT infrastructures to us or to use these centers to provide backup for their IT systems.

During the third quarter of 2013, we partnered with PT SGPS to offer four major new service groups through “Oi SmartCloud.” These new services groups are:

•	collaborative solutions, a hosting and sharing platform that provides employees with access to company documents;

•	business applications, an in-memory computing platform for large amounts of data;

•	mobility, a one-stop solution for mobile device management; and

•	security, a centralized, anti-spam filtering solution for corporate email.

The new solutions operate through our five cyber data centers. In addition, in the second quarter of 2012, we launched our “Oi Gestão Mobilidade” service, our mobile device management service focused on providing logistics and security solutions relating to mobile devices.

In 2014, we launched various services based on IT applications:

•	fleet management services, which provide a management system for fleet monitoring and location targeting, economies of scale for fuel costs, driver profile analysis and kilometer control for maintenance;

•	workforce management, which provides a system with web and mobile applications to monitor and control the workforce in the field and optimize routes and control logistics activities;

•	cloud reporting, which provides compression and transmission solutions for medical images using the DICOM format, with large optimization of transmission capacity, ensuring picture quality independent of bandwidth; and

•	digital content management (corporate TV platform and queue management), which provides a digital signage platform with queue management solutions, creating a powerful marketing tool for companies that have interactions with customers at points of sale.

In November 2014, we launched our “Oi Smart Office” service, which provides a system to control daily work and productivity of employees working remotely, including through the use of biometrics. The platform offers a connection between the home environment and the corporate network, providing unified communication options including chat, voice, video, conferencing and document sharing along with corporate applications for cloud computing.

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

We are authorized to charge for the use of our local fixed-line network on a per-minute basis for (1) all calls terminated on our local fixed-line networks in Regions I and II that originate on the networks of other mobile and long-distance service providers, and (2) all long-distance calls originated on our local fixed-line networks in Regions I and II that are carried by other long-distance service providers.

Conversely, other local fixed-line service providers charge us interconnection fees (1) to terminate calls on their local fixed-line networks that are originated on our mobile or long-distance networks, and (2) for long-distance calls originated on their local fixed-line networks that are carried by our long-distance network.

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

Transportation

We provide Industrial Exploitation of Dedicated Lines (Exploração Industrial de Linha Dedicada), or EILD, services under which we lease trunk lines to other telecommunications services providers, primarily mobile services providers, which use these trunk lines to link their radio base stations to their switching centers;

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

Rates

Our rates for local fixed-line services, domestic long-distance services, mobile services, interconnection, EILD and SLD services are subject to regulation by ANATEL, subject to certain exceptions relating to the rates we charge under alternative fixed-line and mobile plans that we are authorized to offer to our customers. For information on ANATEL regulation of our rates, see “—Telecommunications Regulation—Regulation of the Brazilian Telecommunications Industry.”

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

Under our concession agreements, we are required to offer two local fixed-line plans to users: the Basic Plan per Minute and the Mandatory Alternative Service Plan, each of which includes installation charges, monthly subscription charges, and charges for local minutes. As of December 31, 2014, 15.5% of our local fixed-line customers subscribed to the Basic Plan per Minute or the Mandatory Alternative Service Plan.

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

In addition to the Basic Plan per Minute and the Mandatory Alternative Service Plan, we are permitted to offer non-discriminatory alternative plans to the basic service plans. The rates for applicable services under these plans (e.g., monthly subscription rates and charges for local and long-distance calls) must be submitted for ANATEL approval prior to the offering of those plans to our customers. In general, ANATEL does not raise objections to the terms of these plans. As of December 31, 2013, 84.5% of our local fixed-line customers subscribed to alternative plans.

Under our fixed-line rate plans, we charge for calls on a per-minute basis. There is a minimum charge period of 30 seconds for every call. However, calls of three seconds or less are not charged, except in certain specific instances as provided for in ANATEL regulations.

On an annual basis, ANATEL increases or decreases the maximum rates that we are permitted to charge for our basic service plans. ANATEL increased the rates that we and Telemar may charge by an average of 1.97% as of December 24, 2011 and 0.55% as of February 8, 2013, and decreased the rates that we and Telemar may charge by an average of 0.10% as of April 18, 2014. In addition, we are authorized to adjust the rates applicable to our alternative plans annually by no more than the rate of inflation, as measured by the IST. Discounts from the rates set in basic service plans and alternative service plans may be granted to customers without ANATEL approval.

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

On an annual basis, ANATEL increases or decreases the maximum domestic fixed line-to-fixed line long-distance rates that we are permitted to charge. ANATEL increased the rates that our company and Telemar may charge by an average of 1.97% as of December 24, 2011, 0.55% as of February 8, 2013 and 0.65% as of April 18, 2014. Discounts from the domestic fixed line-to-fixed line long-distance rates approved by ANATEL may be granted to customers without ANATEL approval.

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

Under ANATEL regulations, TNL PCS and Oi Mobile were each required to submit a basic post-paid service plan and a basic pre-paid service plan to ANATEL for its approval. As of December 31, 2014, fewer than 1% of our mobile customers subscribed to our basic post-paid plans or our basic pre-paid plans.

In addition to the basic service plans, we are permitted to offer non-discriminatory alternative plans to the basic service plans. The rates for applicable services under these plans (e.g., monthly subscription rates, charges for local and long-distance calls and roaming charges) must be submitted for ANATEL approval prior to the offering of those plans to our customers. In general, ANATEL does not raise objections to the terms of these plans. As of December 31, 2014, substantially all of our post-paid and pre-paid customers subscribed to these alternative plans.

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

Rates under our mobile plans may be adjusted annually by no more than the rate of inflation, as measured by the IST. These rate adjustments occur on the anniversary dates of the approval of the specific plans. Discounts from the rates set in basic service plans and alternative service plans may be granted to customers without ANATEL approval. The rate of inflation as measured by the IST was 4.77% in 2012, 5.01% in 2013 and 5.85% in 2014.

Network Usage (Interconnection) Rates

Fixed-Line Networks

Our revenues from the use of our local fixed-line networks consist primarily of payments on a per-minute basis, which are charged at rates designated by ANATEL as TU-RL rates, from:

•	long-distance service providers to complete calls terminating on our local fixed-line networks;

•	long-distance service providers for the transfer to their networks of calls originating on our local fixed-line networks; and

•	mobile services providers to complete calls terminating on our local fixed-line networks.; and

TU-RL rates vary depending on the time of the day and day of the week, and are applied on a per-minute basis.

Prior to August 2012, the TU-RL rates of Oi and Telemar were equal to 40% of the rate included in their respective Basic Plan per Minute for a local fixed-line call, which was adjusted on an annual basis by ANATEL. In May 2012, ANATEL adopted revisions to the regulations relating to TU-RL rates that became effective in August 2012. Under the revised regulations (1) between August 2012 and December 2013, fixed-line service providers were able to charge other fixed-line service providers for local fixed-line calls originating on their local fixed-line networks and terminating on the other provider’s local fixed-line networks only if the outgoing traffic in a given direction of transmission was higher than 75% of the total traffic between such providers, and (2) since January 2014, fixed-line service providers have no longer been able to charge other fixed-line service providers for local fixed-line calls originating on their local fixed-line networks and terminating on the other provider’s local fixed-line networks.

As of the date of this annual report, Oi’s TU-RL rate during peak hours is R$0.035 per minute and Telemar’s TU-RL rate during peak hours is R$0.032 per minute. In July 2014, ANATEL approved a rule for the definition of maximum fixed reference rates, including TU-RL and TU-RIU, for entities with significant market power, such as our company, based on a long-run incremental cost methodology. Under this rule, TU-RL and TU-RIU reference rates will decline from 2016 through 2019 when TU-RL and TU-RIU reference rates reflecting the long-run incremental cost methodology will apply.

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

As of the date of this annual report, Oi’s TU-RIU rate is R$0.072 per minute and Telemar’s TU-RIU rate is R$0.083 per minute. In July 2014, ANATEL approved a rule for the definition of maximum fixed reference rates, including TU-RL and TU-RIU, for entities with significant market power, such as our company, based on a long-run incremental cost methodology. Under this rule, TU-RL and TU-RIU reference rates will decline from 2016 through 2019 when TU-RL and TU-RIU reference rates reflecting the long-run incremental cost methodology will apply.

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

In November 2011, ANATEL adopted new regulations that provided procedures under which ANATEL adopted a maximum VU-M rate that was applicable in the event that providers could not agree upon the VU-M applicable in their interconnection agreements. Under the General Plan on Competition Targets (Plano Geral de Metas de Competição), in February 2014 the VU-M rate was reduced to 75% of the maximum VU-M rate established by ANATEL in December 2013, and in February 2015 the VU-M rate was reduced to 50% of the maximum VU-M rate established by ANATEL in December 2013. The maximum VU-M rate established by ANATEL December 2013 is R$0.33 per minute. In July 2014, ANATEL approved a rule for the definition of maximum VU-M reference rates for entities with significant market power, such as our company, based on a long-run incremental cost methodology. Under this rule, VU-M reference rates will decline from 2016 through 2019 when VU-M reference rates reflecting the long-run incremental cost methodology will apply.

The General Plan on Competition Targets established that the VU-M would be paid only when the traffic out of a network in a given direction was greater than (1) 80% of the total traffic exchanged until February 23, 2015, and (2) 60% of the total traffic exchanged from February 24, 2015 to February 23, 2016, or the partial bill-and-keep system. After February 24, 2016, each mobile service provider would be entitled to collect the VU-M on all calls for which its network was used to originate or terminate the call, or the full billing system.

In February 2015, ANATEL revised the General Plan on Competition Targets regulation relating to the VU-M applicable to the relationship between companies with significant market power and companies without significant market power. Under the revised regulations, the dates and percentages applicable to the VU-M partial bill-and-keep system were revised so that the VU-M will be paid only when the traffic out of a network in a given direction is greater than:

•	75% of the total traffic exchanged until February 23, 2016;

•	65% of the total traffic exchanged until February 23, 2017;

•	55% of the total traffic exchanged until February 23, 2018; and

•	50% of the total traffic exchanged until February 23, 2019.

The full billing system is scheduled to come into effect on February 23, 2019.

Data Transmission Rates

Broadband services, IP services and frame relay services are deemed to be value-added services under ANATEL regulations and, therefore, the rates and prices for these services are not subject to regulation and are market-driven. We offer broadband services subscriptions at prices that vary depending on the download speeds available under the purchased subscription.

A significant portion of our revenues from commercial data transmission services are generated by monthly charges for EILD and SLD services, which are based on contractual arrangements for the use of part of our networks. Under ANATEL regulations, because we are deemed to have significant market power in the fixed-line services business, we are required to make publicly available the forms of agreements that we use for EILD and SLD services, including the applicable rates, and are only permitted to offer these services under these forms of agreements. ANATEL publishes reference rates for these services and if one of our customers objects to the rates that we charge for these services, that customer is entitled to seek to reduce the applicable rate through arbitration before ANATEL.

In May, 2014, ANATEL approved a standard for setting maximum values for EILD services based on a long-run incremental cost methodology. In July, 2014, ANATEL published reference rates for EILD services that contain a single reference table which will be valid from 2016 until 2020. Under ANATEL regulations, EILD reference rates will decline from 2016 through 2020 when EILD reference rates reflecting the long-run incremental cost methodology will apply. In addition, under the General Plan of Competition Targets, companies with significant market, such as our company, are required to present a public offer every six months including standard commercial conditions, which is subject to approval by ANATEL.

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

Marketing

During 2014, we incurred R$674 million in marketing expenses in our Brazilian operations, primarily to:

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

Throughout 2014, we focused our marketing efforts on three types of customers: (1) retail customers, including mobile telephone and residential fixed-line customers; (2) SMEs; and (3) corporate customers.

We advertise through a diverse array of media outlets as part of our strategy to reach all types and classes of customers and potential customers. We use television, radio, billboards, exterior signage, telemarketing, direct mail and internet advertising to market our fixed-line, mobile, long-distance, broadband and subscription television services. We use our branded assets in advertising campaigns, such as the “Orelhão Mágico” Christmas campaign, in which children are able to place calls to Santa Claus from our telephone booths. We sponsor sporting events and individual athletes, as well as cultural events, such as fashion shows and popular music concerts. We were the official telecom provider and a sponsor of the 2014 World Cup in Brazil. The goal of our marketing initiatives is to increase brand awareness of our company as a convergent provider capable of meeting all of the telecommunications needs of our customers and expand the use of our distribution channels to increase net operating revenue.

Distribution Channels

We distribute our services through channels focused on three separate sectors of the telecommunications services market: (1) residential customers, including customers of our mobile services to whom we sell bundled plans; (2) personal mobility customers that purchase our mobile services independently of our bundled plans; and (3) business and corporate customers.

Residential Customers

Our distribution channels for residential customers are focused on sales of fixed-line services, including voice, Oi Velox and Oi TV, and post-paid mobile services. As part of the restructuring of our distribution channels, we have begun to provide more extensive training to our employees and the employees of third-party sales agents and have revised our commission structures to incentivize sales of plans and services that generate higher average revenue per user. As of December 31, 2014, the principal distribution channels that we used for sales to residential customers were:

•	our own network of stores, which included 218 “Oi” branded stores.

•	approximately 320 “Oi” franchised service stores and kiosks located in the largest shopping malls and other high density areas throughout Brazil.

•	approximately 330 stores located throughout our service areas that primarily sell telecommunications products and services and have entered into exclusivity agreements with us.

•	our telemarketing sales channel, which is operated by our call center and other third-party agents and consists of approximately 1,400 sales representatives that answer more than 1.5 million calls per month. This channel provides us with the ability to pro-actively reach new customers, thereby increasing our client base and revenues, and also receives calls prompted by our offers made in numerous types of media.

•	our “teleagents” channel, which consists of approximately 590 local sales agents that operate in specific regions and complement our telemarketers.

•	door-to-door sales calls made by our sales force of approximately 4,000 salespeople trained to sell our services throughout Brazil in places where customers generally are not reachable by telemarketing.

•	our e-commerce sites through which customers may purchase a variety of our services.

Personal Mobility

Our distribution channels for personal mobility customers are focused on sales of mobile services to post-paid customers and pre-paid customers, including mobile broadband customers. As part of the restructuring of our distribution channels, our distribution channels for our post-paid personal mobility services have converged with our distribution channels for residential services. As of December 31, 2014, the principal distribution channels that we used for sales of our pre-paid personal mobility services were:

•	approximately 9,800 stores that are part of large national chains which sell our SIM cards and pre-paid mobile cards.

•	approximately 36 multibrand distributors that distribute our SIM cards and pre-paid mobile cards to approximately 168,000 pharmacies, supermarkets, newsstands and similar outlets.

•	our website, through which our pre-paid customers may recharge their SIM cards.

Business and Corporate Customers

We have established separate distribution channels to serve small and medium-sized enterprise, or SMEs, and large enterprises, or corporate customers. We market a variety of services to SMEs, including our core fixed-line and mobile services, as well as our higher-value added services, such as broadband services, voice, text and data applications, advanced voice services and commercial data transmission services. We have five regional offices from which approximately 200 employees supervise our marketing efforts to SMEs and our third-party sales force serving this sector. We also have begun to provide more extensive training to our employees and the employees of third-party sales agents. As of December 30, 2014, the principal distribution channels that we use to market our services to SMEs were:

•	approximately 160 “Oi” exclusive agents with approximately 1,000 door-to-door sales consultants that are dedicated to understanding and addressing the communications needs of our existing and prospective SME customers.

•	our telemarketing sales channel, which consists of three agents that use approximately 400 sales representatives that are specifically trained to discuss the business needs of our prospective SME customers to make sales calls, as well as representatives in our call center and representatives at call centers under contract with us to receive calls from existing and prospective SME customers to sell services to new customers and promote higher-value and additional services to existing customers. In addition, our telemarketing channel utilizes approximately 370 customer retention representatives.

We market our entire range of services to corporate customers through our own direct sales force which meets with current and prospective corporate customers to discuss the business needs of these enterprises and design solutions intended to address their communications needs. Our client service model focuses on post-sale service and we regularly discuss service needs and improvements with our customers through calls and meetings with our customers. As of December 31, 2014, our corporate sales team, including post-sale service personnel, was composed of approximately 1,750 employees operating in five regional offices.

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

We are required to include in our monthly bills charges incurred by our customers for long-distance services provided by other long-distance service providers upon the request of these providers. We have billing agreements with each long-distance telecommunications service provider that interconnects with our networks under which we bill our customers for any long-distance calls originated on our network that are carried by another long-distance service provider and transfer the balance to the relevant provider after deducting any access fees due for the use of our network. Payments are due within an average of 15 days after the billing date. We charge late-payment interest at a rate of 1% per month plus a one-time late charge of 2% of the amount outstanding. As of December 31, 2014, 8.9% of all accounts receivable due from our fixed-line customers in Brazil were outstanding for more than 30 days and 4.4% were outstanding for more than 90 days.

ANATEL regulations permit us to restrict outgoing calls made by a fixed-line customer in Brazil when the customer’s account is more than 31 days past due, restrict incoming calls received by a fixed-line customer when the customer’s account is more than 61 days past due, and disconnect a fixed-line customer when the customer’s account is more than 91 days past due, provided in each case that 15-days’ prior notice has been given to that customer prior to the imposition of each restriction. The disconnection process thus comprises several stages, including customer notification regarding the referral of their delinquency to credit bureaus, before the fixed-line customer may be ultimately disconnected due to non-payment. Notices range from voice messages to active calls for negotiation with the customer. Our collection system enables us to access delinquent subscribers’ accounts according to their payment profile. This profile takes into consideration, among other things, the length of subscription, the outstanding balance of the account and the longest payment delays.

Mobile Telecommunications Services

We bill our mobile post-paid customers on a monthly basis and itemize charges in the same manner as we bill our fixed-line customers. In addition, the monthly bills also provide details regarding minutes used and roaming charges. Payments are due within an average of 15 days after the billing date. We charge late-payment interest at a rate of 1% per month plus a one-time late charge of 2% of the amount outstanding. As of December 31, 2014, 6.6% of all accounts receivable due from our mobile customers in Brazil were outstanding for more than 30 days and 3.4% were outstanding for more than 90 days.

ANATEL regulations permit us to partially suspend services to a mobile customer in Brazil when the customer’s account is more than 15 days past due, restrict all incoming calls received and outgoing calls made by a mobile customer when the customer’s account is more than 45 days past due, and cancel services to a mobile customer when the customer’s account is more than 90 days past due, provided in each case that 15-days’ prior notice has been given to that customer prior to the imposition of each restriction. The cancellation process thus comprises several stages, including customer notification regarding the referral of their delinquency to credit bureaus, before services to the mobile customer may be ultimately cancelled due to non-payment. Notices range from text messages to active calls for negotiation with the customer. Our collection system enables us to access delinquent subscribers’ accounts according to their payment profile. This profile takes into consideration, among other things, the length of subscription, the outstanding balance of the account and the longest payment delays. We have also implemented an information tool to assist with account management that is designed to warn subscribers of high outstanding amounts due and unpaid.

Network and Facilities

Our Brazilian networks are comprised of physical and logical infrastructures through which we provide fully-integrated services, whether fixed-line or mobile, voice, data or image, thereby optimizing available resources. We monitor our networks remotely from our centralized national network operations center in Rio de Janeiro. Network operating and configuration platforms, located at the network operations center, perform failure monitoring, database and configuration management, security management and performance analysis for the each network.

Access Networks

Our Brazilian access networks connect our customers to our signal aggregation and transportation networks. We have a large number of network access points, including twisted copper pair wires to residences and commercial buildings, fiber optic lines to residences and commercial buildings, wireless transmission equipment and Wi-Fi hotspots. Our fixed-line networks are fully digitalized.

Voice and data signals that originate through fixed-line access points are routed through Multi-service Access Nodes, or MSANs, to our aggregation networks, or are rerouted to our aggregation networks through Digital Subscriber Line Access Multiplexer, or DSLAM, equipment which split the voice signal from the digital signal which is transmitted using ADSL or VDSL technology. We are engaged in a long-term program to update our MSAN equipment to DSLAM equipment as demand for data services increases. As of December 31, 2014, approximately 49% of our fixed-line network had been updated to support ADSL2+ or VDSL2 and we provided ADSL or VDSL2 services in 4,762 municipalities.

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

For our non-residential customers, we have a fully integrated and managed network providing access for networks based on internet protocol, or IP, and Asynchronous Transfer Mode, or ATM, protocol over legacy copper wire through which are able to provide:

•	symmetric and transparent access to Frame Relay services at speeds from 64 kbps to 1.5 Mbps;

•	symmetrical access with PPP (Point to Point) for the Internet connection services at speeds from 64 kbps to 1.5 Mbps; and

•	symmetrical access with PPP (Point to Point) to provide connection services for virtual private networks, or VPNs, through Multiprotocol Label Switching, or MPLS, protocol at speeds from 64 kbps to 1.5 Mbps.

The following table sets forth selected information about our fixed-line networks as of the dates and for the periods indicated.

	As of and For Year Ended December 31,
	2014	2013	2012
Installed access lines (in millions)	28.0	28.3	28.3
Access lines in service (in millions)	16.3	17.7	17.8
Public telephones in service (in thousands)	653.3	655.6	727.5
Broadband access lines in service (in millions)	6.1	6.1	5.8

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

As of December 31, 2014, our 2G mobile access networks, consisting of 13,766 active radio base stations, covered 3,386 municipalities, or 93% of the urban population of Brazil. We have GPRS coverage in 100% of the localities covered and EDGE coverage in all state capitals.

As of December 31, 2014, our 3G mobile access networks, consisting of 8,865 active radio base stations, covered 1,009 municipalities, or 77% of the urban population of Brazil. We have HSPA coverage in all state capitals.

In the fourth quarter of 2012, we began deploying our 2.6 GHz mobile access networks to support 4G service in cities that hosted the 2014 World Cup. As of December 31, 2014, our 4G access networks covered 24 municipalities, or 19% of the urban population of Brazil.

In addition to these mobile access networks, we also operate Wi-Fi hotspots in public areas such as coffee shops, airports and shopping centers. Since 2012, we have provided outdoor urban wireless networks, including in the neighborhoods of Copacabana and Ipanema in the city of Rio de Janeiro. As of December 31, 2014, our Wi-Fi network consisted of approximately one million hotspots, with broadband access compatible with approximately one million access points provided by Fon Wireless Ltd., or Fon, which allows our customers to access Fon lines worldwide.

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

Transportation Networks

Our long-distance transportation network consists of optical fiber cable networks supporting high capacity Dense Wavelength Division Multiplex, or DWDM, systems that can operate with up to 80 channels at 10 and 40 Gbps. Currently We are in the process of quadrupling the capacity of our backbone as a result of the deployment of 40 Gbps optical technology. In 2013, we implemented DWDM links of 100 Gbps between Rio de Janeiro, São Paulo, Belo Horizonte and Salvador. Our optical cable network is complemented by microwave links that we use in Region I and Region II. We have a nationwide long-distance backbone, consisting of an optical fiber network that connects the Federal District and the state capitals in Region I and Region II. Most of the large urban areas of our fixed-line service areas are also connected by our fiber optic cable networks. Our transmission infrastructure connects our digital switches to four international gateway switches: two in Rio de Janeiro, one in Curitiba and one in Brasília.

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

Satellite Network

We have deployed an expanded range of satellite-based services to comply with our public service obligations to the rural and remote areas of Brazil, including the Amazon rainforest region. These satellite services include internet access and access to corporate data applications. As of December 31, 2014, our satellite network covered approximately 5,165 localities in 26 states and the Federal District and provided voice and data services.

In 2000, we began the implementation of the land-based segment of our respective satellite networks in order to extend transmission to remote areas in the states of Acre, Paraná, Rondônia, Rio Grande do Sul, Santa Catarina, Pará, Amazonas, Amapá and Roraima, as well as to other areas with limited access to telecommunications services due to geographical conditions, such as Mato Grosso, Mato Grosso do Sul, Goiás and Tocantins. The satellite network comprises satellite earth stations located in less-populated rural areas, as well as hub stations in the cities of Brasília, Manaus, Boa Vista, Macapá, Belém, Santarém, Marabá, Rio de Janeiro, Curitiba, Porto Alegre, Florianópolis, Cuiabá, Porto Velho and Goiânia. These satellite networks use digital technology and began operating in August 2000. The fiber optic and satellite backbones are interconnected in Brasília, Belém, Fortaleza, Rio de Janeiro, Curitiba, Porto Alegre, Florianópolis, Cuiabá, Porto Velho and Goiânia. The integration of the land-based segment of our satellite network allows us to service our subscribers in any location in our fixed-line service areas.

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

Fixed-Line and Mobile Tower Leases and Infrastructure Sharing Agreements

In December 2012, TNL PCS and Brasil Telecom Celular S.A. entered into an operating lease agreement with Sumbe to lease space to install our equipment on 1,200 communications towers and rooftop antennae of Sumbe. The monthly payments under this operating lease agreement reflect a base rental amount specified in the agreement, adjusted annually by the positive variation of IPCA. This operating lease has a 15-year term and is automatically renewable for successive 12-month periods unless any party to the agreement provides 60-day prior written notice terminating such renewal.

In April 2013, Telemar and Oi entered into an operating lease agreement with São Paulo Cinco Locação de Torres Ltda. to lease space to install our equipment on 2,113 fixed-line communications towers of São Paulo Cinco Locação de Torres Ltda. The monthly payments under this operating lease agreement reflect a base rental amount specified in the agreement, adjusted annually by the positive variation of IPCA. This operating lease has a 20-year term that commenced upon completion of the assignment of the right to lease space and install equipment on the fixed-line communication towers, and is renewable for another 20 years.

In April 2013, Telemar and Oi entered into an operating lease agreement with BR Towers SPE 3 S.A. to lease space to install our equipment on 2,113 fixed-line communications towers of with BR Towers SPE 3 S.A. The monthly payments under this operating lease agreement reflect a base rental amount specified in the agreement, adjusted annually by the positive variation of IPCA. This operating lease has a 20-year term that commenced upon completion of the assignment of the right to lease space and install equipment on the fixed-line communication towers, and is renewable for another 20 years.

In July 2013, Telemar and Oi entered into an operating lease agreement with SBA Torres Brasil Ltda. to lease space to install our equipment on 2,113 fixed-line communications towers of São Paulo Cinco Locação de Torres Ltda. The monthly payments under this operating lease agreement reflect a base rental amount specified in the agreement, adjusted annually by the positive variation of IPCA. This operating lease has a 20-year term that commenced upon completion of the assignment of the right to lease space and install equipment on the fixed-line communication towers, and is renewable for another 20 years.

In December 2013, TNL PCS and Oi Mobile entered into an operating lease agreement with Caryopoceae to lease space to install our equipment on 2,007 communications towers and rooftop antennae of Caryopoceae. The monthly payments under this operating lease agreement reflect a base rental amount specified in the agreement, adjusted annually during the first seven years of the lease by the greater of 6.5% or the positive variation of IPCA, and adjusted annually thereafter by the positive variation of IPCA. This operating lease has a 15-year term and is automatically renewable for successive 60-month periods unless any party to the agreement provides 60-day prior written notice terminating such renewal.

In June 2014, TNL PCS and Oi Mobile entered into an operating lease agreement with Tupã Torres to lease space to install our equipment on 1,641 communications towers and rooftop antennae of Tupã Torres. The monthly payments under this operating lease agreement reflect a base rental amount specified in the agreement, adjusted annually during the first seven years of the lease by the greater of 6.5% or the positive variation of IPCA, and adjusted annually thereafter by the positive variation of IPCA. This operating lease has a 15-year term and is automatically renewable for successive 60-month periods unless any party to the agreement provides 60-day prior written notice terminating such renewal.

In November 2012, we entered into a memorandum of understanding with TIM under which we agreed to the joint use of elements of our 4G network under a RAN sharing model pursuant to which we have invested in (and provided TIM with access to) infrastructure in certain cities, while TIM has invested in (and provided us with access to) infrastructure in other cities. In late 2013, we and TIM extended this memorandum of understanding to additional cities and revised certain obligations of each party under the memorandum of understanding.

In April 2014, we and TIM entered into another memorandum of understanding under which we agreed to the joint construction, implementation and reciprocal assignment of elements of our respective 2G and 3G network infrastructure.

Network Maintenance

Our external plant and equipment maintenance, installation and network servicing are performed by third-party service providers. We employ our own team of technicians for the maintenance of our internal plant and equipment.

In January 2012, we entered into a services agreement with Telemont for installation, operation, and corrective and preventive maintenance in connection with our external plant and associated equipment, public telephones, and fiber optic and data communication networks (including broadband access services) in the State of Rio de Janeiro. In October 2012 we entered into a substantially similar services agreement with Telemont with respect to the States of Minas Gerais, Espírito Santo, Mato Grosso, Mato Grosso do Sul, Tocantins, Acre, Rondônia and Goiás and the Federal District. The total estimated payments during the five-year terms of these contracts are expected to be R$6.6 billion.

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

Local Fixed-Line Services

In the Brazilian local fixed-line telecommunications services market, competition has historically been focused on corporate customers, however, recently our competitors have begun competing in the consumer market with bundles or services targeted to the needs of lower income customers. In addition, competition from other telecommunications services has been increasing, particularly from mobile telecommunications services, which has led to traffic migration from fixed-line traffic to mobile traffic and the substitution of mobile services in place of fixed-line services, encouraged by offers of aggressively-priced packages from some mobile telecommunications service providers. Finally, the decrease in interconnection rates has discouraged the construction of new fixed-line networks and has led to decreases in market prices for telecommunications services by enabling telecommunications service providers that use the local fixed-line networks of incumbent fixed-line providers to offer lower prices to their customers.

We are the leading provider of local fixed-line services in Regions I and II of Brazil with 16.3 million fixed lines in service as of December 31, 2014. Based on information available from ANATEL, as of December 31, 2014, we had an estimated market share of 59.1% of the total fixed lines in service in Region I and an estimated market share of 55.7% of the total fixed lines in service in Region II. Our principal competitors for fixed-line services are

(1) Embratel (a subsidiary of América Móvil), which had an estimated market share of 24.1% of the total fixed lines in service in Region I and an estimated market share of 16.6% of the total fixed lines in service in Region II as of December 31, 2014, based on information available from ANATEL, and (2) GVT (an affiliate of Vivendi S.A. which is expected to be acquired by Telefônica Brasil), which had an estimated market share of 9.1% of the total fixed lines in service in Region I and an estimated market share of 22.8% of the total fixed lines in service in Region II as of December 31, 2014, based on information available from ANATEL.

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

We expect to continue to face competition from mobile services providers, which represent the main source of competition in the local fixed-line service market. As of December 31, 2014, there were 141.9 million mobile subscribers (including our mobile customers) in Region I, a 3.3% increase over December 31, 2013, and there were 70.7 million mobile subscribers (including our mobile customers) in Region II, a 3.0% increase over December 31, 2013, based on information available from ANATEL. The increase in the number of mobile users, in addition to reduced mobile services rates, is expected to continue to adversely affect the number of fixed-line subscribers and the volume of local fixed-line traffic. In addition, because mobile providers offer promotions and service plans that permit subscribers to make calls within the mobile provider’s network at rates that are less than those charged for calls from a fixed-line telephone to a mobile telephone, we believe that we may be vulnerable to traffic migration as customers with both fixed-line and mobile telephones use their mobile devices to make calls to other mobile subscribers.

Long-Distance Services

The long-distance services market is highly competitive. As of December 31, 2012, based on the most recent information available from ANATEL, of the total number of national long-distance minutes originated nationwide, we had a market share of 11.0%, ranking behind TIM with 50.1% and Embratel with 27.7% and ahead of Telefônica Brasil with 8.4%.

Our principal competitors for long-distance services are TIM and Embratel, which offer long-distance services throughout Brazil at rates that are charged on a per call or per day, rather than per minute, basis. We also compete in the State of São Paulo with Telefônica Brasil, which is the incumbent fixed-line service provider in the State of São Paulo.

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

As of December 31, 2014, based on information available from ANATEL, we had a market share of 18.1% of the total number of subscribers in Brazil, ranking behind Telefônica Brasil with 28.5%, TIM with 27.0% and Claro with 25.3%, and we captured 7.3% of all net additions of mobile subscribers in Brazil (calculated based on the number of mobile subscribers at the end of a period less the number of mobile subscribers at the beginning of that period) during 2014.

Competitive efforts in the Brazilian mobile telecommunications services market generally take the form of handset subsidies in the post-paid market, and traffic subsidies and aggressive discounts on data packages in both the pre-paid and post-paid market. The aggressiveness of promotions is generally driven by the desire of the provider offering the promotion to increase market share; however, these promotions generally are for a short duration as the pricing terms offered are not sustainable over the long term.

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

Subscription Television Services

In Brazil, the high quality programming of television broadcasters has resulted in aggregate ratings for these broadcasters of approximately 60% of viewers and has limited the perceived value of subscription television. As a result, the subscription television market in Brazil has a low penetration compared to developed countries and even to other South American countries such as Argentina, Chile and Mexico. Penetration rates by subscription television have grown from 8.0% of Brazilian households in 2005 to 30% in 2014. According to information available from ANATEL, the Brazilian subscription television market grew by 1% to 19.5 million subscribers as of December 31, 2014 from 18.0 million subscribers as of December 31, 2013.

The primary providers of subscription television services our fixed-line service regions are, SKY, which provides DTH services, and América Móvil, which provides DTH service through Embratel under the “Claro TV” brand and provides subscription television services using coaxial cable through Net. We commenced offering DTH subscription television services to the low-income residential market in the states of Rio de Janeiro, Minas Gerais, Rio Grande do Sul, Paraná and Santa Catarina. In 2010, we expanded this service to the Distrito Federal and the states of Bahia, Sergipe, Pernambuco, Ceará, Paraíba, Rio Grande do Norte, Alagoas, Espírito Santo and Goiás. In 2011, we expanded this service to the remaining states of our fixed-line service areas.

In December 2012 and January 2013, we began to deliver Oi TV through our fiber optic network using an internet protocol, or IP TV, in the Rio de Janeiro and Belo Horizonte, respectively.

Concessions, Authorizations and Licenses

Under the General Telecommunications Law and ANATEL regulations, the right to provide telecommunications services is granted either through a concession under the public regime or an authorization under the private regime. For additional details regarding the rights and obligations of service providers operating under the public regime and the private regime, see “—Telecommunications Regulations—Regulation of the Brazilian Telecommunications Industry— Concessions and Authorizations.” We operate under:

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

Fixed-Line Services Concession Agreements

We have entered into concession agreements with ANATEL that govern our concessions to provide fixed-line services in the Federal District and each of the states of Regions I and II. Each of our concession agreements:

•	expires on December 31, 2025;

•	sets forth the parameters that govern adjustments to our rates for fixed-line services;

•	requires us to comply with the network expansion obligations set forth in the General Plan on Universal Service Goals;

•	requires us to comply with certain quality of service obligations set forth in these concession agreements as well as the quality of service obligations set forth in the General Plan on Quality Goals;

•	requires payment of biannual fees equal to 2.0% of our net operating revenue that is derived from the provision of local fixed-line services (excluding taxes and social contributions) during the immediately preceding year, while allowing us to apply the amount of such fees to finance the expanded service obligations created by the amended General Plan on Universal Service Goals in lieu of making payment to ANATEL;

•	allows us to offer subscription television services such as IP TV, over our fixed-line networks;

•	requires us to implement electronic billing systems;

•	sets forth the conditions under which ANATEL may access information from us;

•	requires us to pay fines for systemic service interruptions; and

•	requires us to rescind our contracts if ANATEL determines they are contrary to any rules or regulations, economic order or public interest.

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

These concession agreements provide that ANATEL may modify their terms in 2015 and 2020 and may revoke them prior to expiration under the circumstances described under “—Telecommunications Regulation—Regulation of the Brazilian Telecommunications Industry—Regulation of Fixed-Line Services—Termination of a Concession.” The modification right permits ANATEL to impose new terms and conditions in response to changes in technology, competition in the marketplace and domestic and international economic conditions. ANATEL is obligated to engage in public consultation in connection with each of these potential modifications.

For more information regarding the regulation of our fixed-line services, the General Plan on Universal Service Goals and the General Plan on Quality Goals, see “—Telecommunications Regulation—Regulation of the Brazilian Telecommunications Industry— Regulation of Fixed-Line Services.”

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

These concession agreements provide that ANATEL may further modify their terms in 2015 and 2020 and may revoke them prior to expiration under the circumstances described under “—Telecommunications Regulation—Regulation of the Brazilian Telecommunications Industry—Regulation of Fixed-Line Services—Termination of a Concession.” The modification right permits ANATEL to impose new terms and conditions in response to changes in technology, competition in the marketplace and domestic and international economic conditions. ANATEL is obligated to engage in public consultation in connection with each of these potential modifications.

For more information regarding the regulation of our fixed-line services, the General Plan on Universal Service Goals and the General Plan on Quality Goals, see “—Telecommunications Regulation—Regulation of the Brazilian Telecommunications Industry— Regulation of Fixed-Line Services.”

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

We hold five licenses to use radio frequency spectrum to provide 2G services in Regions I and II and four in Region III. These licenses grant us permission to use the applicable radio spectrum for 15 years from the date of the authorization agreement under which they are granted and are renewable for additional 15-year terms. Upon renewal of any of these licenses and on every second anniversary of such renewal, we will be required to pay an amount equal to 2.0% of our prior year’s net operating revenue from personal mobile services. The initial terms of our radio frequency spectrum licenses expire between 2016 and 2022.

Our authorization agreements are subject to network scope and service performance obligations set forth in these authorization agreements. Under these obligations we are required to service all municipalities in Brazil with a population in excess of 100,000. A municipality is considered “serviced” when the covered service area contains at least 80% of the urban area in the municipality. Our failure to meet these targets may result in the imposition of penalties established in ANATEL regulations and, in extreme circumstances, in termination of our personal mobile services authorizations by ANATEL. As of the date of this annual report, we have satisfied the network scope and service performance obligations set forth in these authorization agreements; however, we have not yet received ANATEL’s inspection report.

For more information regarding the regulation of our personal mobile services, see “—Telecommunications Regulation—Regulation of the Brazilian Telecommunications Industry—Regulation of Mobile Services— Additional Obligations.”

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

These radio frequency licenses include network scope obligations. Under these obligations, we are currently required to (1) provide service to 459 municipalities that did not have mobile services at the time these licenses were granted with either 2G or 3G mobile telecommunications services, (2) provide 3G service to all state capitals in Brazil, the Federal District and all municipalities with a population in excess of 200,000 inhabitants, (3) provide 3G service to all of the municipalities covered by these licenses with a population in excess of 100,000, and (4) provide 3G service to 50% of all of the municipalities with a population between 30,000 and 100,000. In addition, we will be required to provide 3G service to 60% of the municipalities, including 641 specified municipalities, covered by these licenses with a population less than 30,000 by 2016.

A municipality is considered “serviced” when the covered service area contains at least 80% of the urban area in the municipality. Our failure to meet these targets may result in the imposition of penalties established in ANATEL regulations and, in extreme circumstances, in termination of our 3G frequency licenses by ANATEL. As of the date of this annual report, we have satisfied the network scope and service performance obligations set forth in these licenses; however, we have not yet received ANATEL’s inspection report.

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

These radio frequency licenses include network scope obligations. Under these obligations, we are currently required to provide 4G service in all state capitals, municipalities with a population in excess of 500,000 and the Federal District. In addition, we will be required to:

•	provide 4G service to all of the municipalities covered by these licenses with a population in excess of 200,000 by December 31, 2015;

•	provide 4G service to all of the municipalities covered by these licenses with a population in excess of 100,000 by December 31, 2016;

•	provide 4G service to all of the municipalities covered by these licenses with a population between 30,000 and 100,000 by December 31, 2017;

•	provide 4G service to 30% of the municipalities covered by these licenses with a population less than 30,000 by December 31, 2017;

•	provide 4G service to 60% of the municipalities covered by these licenses with a population less than 30,000 by December 31, 2018;

•	provide 4G service to all of the municipalities covered by these licenses with a population less than 30,000 by December 31, 2019;

•	provide voice services in the 450 MHz spectrum and data services at minimum upload speeds of 128 kbps and download speeds of 256 kbps and a minimum monthly allowance of 250 MB in 289 municipalities in the States of Goiás, Mato Grosso, Mato Grosso do Sul, Rio Grande do Sul and the Federal District by June 30, 2014, and in 384 such municipalities by December 31, 2015 and offer voice services in the 450 MHz spectrum and data services at minimum upload speeds of 256 kbps and download speeds of 1Mbps and a minimum monthly allowance of 500 MB in 962 such municipalities by December 31, 2017;

•	provide unlimited data services at minimum upload speeds of 256 kbps and download speeds of 128 kbps to rural schools in 289 municipalities in the States of Goiás, Mato Grosso, Mato Grosso do Sul, Rio Grande do Sul and the Federal District by June 30, 2014, in 384 such municipalities by December 31, 2015 and in 962 such municipalities by December 31, 2017; and

•	make our fixed-line network available to other telecommunications service providers to allow them to comply with their obligations under the General Plan on Universal Service Goals in 289 municipalities in the States of Goiás, Mato Grosso, Mato Grosso do Sul, Rio Grande do Sul and the Federal District by June 30, 2014, in 384 such municipalities by September 30, 2014 and in 962 such municipalities by September 30, 2015.

In addition, our 4G radio frequency licenses impose minimum investment obligations in domestic technologies. At least 65% of the cost of all goods, services, equipment, telecommunications systems and data networks that we purchase to meet our 4G service obligations must developed in Brazil. This minimum requirement will increase to 70% between January 1, 2017 and December 31, 2022.

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

Term of Commitment to Adhere to National Broadband Plan

On June 30, 2011, we entered into a Term of Commitment (Termo de Compromisso) with ANATEL and the Ministry of Communications to formalize our voluntary commitment to adhere to the terms of the National Broadband Plan, created in May 2010 by Executive Decree No. 7,175/10 with the goal to make broadband access available at low cost, regardless of technology, throughout Brazil. Pursuant to the Term of Commitment, we are required to offer (1) broadband services with minimum upload and download capabilities to retail customers in certain sectors of Region I and II for a maximum price of R$35 per month (or R$29.90 in ICMS-exempt states), plus fees, and (2) access to our broadband infrastructure to certain wholesale customers, including small businesses and municipalities, in certain sectors of Region I and II for a maximum price of R$1,253 per 2 Mbps per month and a one-time installation fee, while observing all quality standards under ANATEL regulations. Both retail and wholesale services are subject to certain network capacity limits and need only be provided at the demand of the customer. Pursuant to the Term of Commitment, we have offered the required services to all eligible retail and wholesale customers since the date of its execution and have gradually increased the capacities offered to wholesale customers since November 2011. We have been obligated to provide the maximum capacities established by the Term of Commitment to eligible wholesale customers since June 30, 2015. In addition, the Term of Commitment requires that we:

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

In December 2012, ANATEL granted our request to convert our DTH authorization agreement into a Conditional Access Service authorization allowing us to provide nationwide subscription television services through any technology, including satellite, wireline and coaxial cable. The Conditional Access Service authorization agreement authorized us to offer the services to be governed by such agreement, including IP TV. In accordance with the ANATEL resolution that approved the Conditional Access Service regime, our Conditional Access Service authorization prohibits us from creating television content or owning more than 30% of a company that creates content. We are also required to carry a certain percentage of Brazilian programming, including open channels and public access channels.

Research and Development

We conduct independent innovation, research and development in areas of telecommunications services but historically we have not independently developed new telecommunications technologies. We depend primarily on suppliers of telecommunications equipment for the development of new technology.

As a condition to ANATEL’s approval of Telemar’s acquisition of control of our company in January 2009, Telemar agreed to make annual investments in innovation, research and development through 2018 in amounts equal to at least 50% of the amounts of its contributions to the Fund for the Technological Development of Telecommunications (Fundo para o Desenvolvimento Tecnológico das Telecomunicações), or FUNTTEL. To fulfill this obligation, as well as to centralize our innovation, research and development activities and programs, in 2009, we created a division to manage innovation, research and development with the mission of coordinating and promoting efforts and projects that it develops.

Our technology laboratory performs a variety of functions, such as operation support systems, business support systems and information security. We conduct trials of technologies from different vendors in this laboratory to evaluate these technologies for deployment.

Since 2009, we have executed cooperation agreements with the following national research centers: CERTI Foundation, C.E.S.A.R., Technological Projects, Research and Studies Coordination Foundation (Fundação Coordenação de Projetos, Pesquisas e Estudos Tecnológicos – COPPETEC), Telecommunications Research and Development Foundation (Fundação Centro de Pesquisa e Desenvolvimento em Telecomunicações—CPqD), Technological Innovation Foundation (Fundação Para Inovações Tecnológicas—FITEC), National Institute for Telecommunications Foundation (Fundação Instituto Nacional de Telecomunicações—Inatel) and PUC-RJ. We have also executed cooperation agreements with Brazilian national telecommunications suppliers which develop technology in Brazil, such as AsGa S.A., Digitel S.A. – Indústria Eletrônica and Padtec S.A.

In order to achieve our goals on innovation investments, in 2011, we intensified the process for the exploration of innovative services and activities concerning innovation, research and development to promote our innovation ecosystem and in October 2011 launched the first call for Innovative Mobile Applications for Major Events through the Oi Innovation Program (Programa Oi Inovação).

Our investments in innovation, research and development totaled R$16 million in 2014, R$13 million in 2013 and R$11 million in 2012.

Property, Plant and Equipment in Brazil

Our principal Brazilian properties, owned and leased, are located in Regions I and II. As of December 31, 2014, the net book value of our property, plant and equipment in Brazil was R$25,670 million. Our main equipment in Brazil consists of transmission equipment, trunking and switching stations (including local, tandem and transit telephone exchanges), metallic and fiber-optic cable networks and lines, underground ducts, posts and towers, data communication equipment, network systems and infrastructure (including alternating and direct current supply equipment) and motor-generator groups.

As of December 31, 2014, of the net book value of our property, plant and equipment in Brazil, transmission and other equipment represented 50.5%; infrastructure, primarily underground ducts, post and towers, cables and lines represented 21.0%; work in progress represented 10.4%; automatic switching equipment represented 8.7%; buildings represented 7.3%; and other fixed assets represented 2.2%.

All Brazilian property, plant and equipment that are essential in providing the services described in our concession agreements are considered “reversible assets,” which means that, should our concession agreements expire or terminate without being renewed, these assets will automatically revert to ANATEL. There are no other encumbrances that may affect the utilization of our property, plant and equipment. For more details, see note 14 to our consolidated financial statements.

Intellectual Property

We believe the trademarks that identify us and our Brazilian businesses are important for us, and as a result, we have taken steps to protect them. As of December 31, 2014, we had 1,091 trademarks registered with the Brazilian Patent and Trademark Office (Instituto Nacional de Propriedade Industrial), or BPTO, and 637 pending trademark applications. Our main trademark used in Brazil, “Oi,” is registered with the BPTO in several classes, which allows us to use this trademark in a variety of markets in which we operate, including in connection with our fixed-line, mobile and broadband services. Among the various trademarks we have registered with the BPTO, 16 are being contested by third parties. In addition, of our 637 pending trademark applications, 22 have been challenged by third parties.

As of December 31, 2014, we had 1,205 domain names registered with the Center of Information and Coordination of Dot Br –NIC. Br, an agency responsible for registering domain names in Brazil. The information included on our websites or that might be accessed through our websites is not included in this annual report and is not incorporated into this annual report by reference.

As of December 31, 2014, the INPI had granted 12 patents, utility models or industrial designs to our company. We had also filed 18 patent applications, which are pending with the BPTO. Requests for technical examination have been submitted to the BPTO for all of these pending patent applications. Once examination is concluded, a decision accepting or rejecting the application will be issued. If granted, the patent will have a term of 20 years from the date of filing and no less than ten years from the date the application is granted.

Insurance

Pursuant to requirements in our Brazilian concession agreements, we maintain the following insurance policies: (1) all risk property insurance covering all insurable assets pertaining to the concessions; (2) loss of profit insurance covering lost profits deriving from property damage and business interruption; and (3) performance bond insurance to assure compliance with our obligations related to quality of service and universal service targets set forth in our concession agreements.

In addition to the above policies, we maintain civil liability insurance in Brazil. Our assets that are of material value and/or exposed to high degrees of risks are also insured. All of our insurance coverage was purchased from highly rated insurance companies in Brazil.

We believe that our current insurance coverage is suitable to our Brazilian operations.

Social Responsibility

In 2001, we created Oi Futuro, a corporate social responsibility program that has been designated a Public Interest Organization (Organização da Sociedade Civil de Interesse Público) by the Brazilian Ministry of Justice (Ministério da Justiça). Oi Futuro develops and supports cultural, sustainability and educational programs using information technology and communications to promote social inclusion and human development.

Oi Futuro operates two cultural centers in Rio de Janeiro and a cultural center in Belo Horizonte, as well as two telecommunications museums. Oi Futuro also manages the “Programa Oi de Patrocínios Culturais Incentivados.” In 2014, we remained one of the primary sponsors of cultural activities in Brazil, sponsoring more than 100 projects through a public selection process.

Oi Futuro supports and develops education projects that use new communication and information technologies to transform the classroom environment and prepare young people from low-income communities for jobs of the future. Oi Futuro’s diverse initiatives include (1) the Advanced Education Center (Núcleo Avançado em Educação), or NAVE, a public vocational high school established through a public-private partnership with campuses in Rio de Janeiro and Recife, and (2) the “Oi Kabum!” Arts and Technology School (Oi Kabum! Escola de Arte e Tecnologia) with campuses in Rio de Janeiro, Recife, Belo Horizonte and Salvador.

Since 2009, NAVE has been consistently recognized by Microsoft as one of the most innovative schools in the world. The NAVE Rio was the only Brazilian school invited by Qatar Foundation to participate in the WISE Summit (World Innovation Summit for Education) in Doha in November 2014 and ranks in the WISE Book, one of the most relevant publications worldwide in the field of innovation and education. In 2014, more than 1,800 students participated in both educational programs (NAVE and Oi Kabum!).

Oi Futuro supports social-environmental programs through its “Oi Novos Brasis” program, which focuses on community development, environment and biodiversity. In 2014, more than 5,000 people benefited from these programs. In addition, in 2014, Oi Futuro supported 10 projects through the Public Funds for Childhood and Adolescence (FIA—Fundos Públicos da Infância e da Adolescência) and 16 sports projects.

We contributed R$24 million in 2014, R$24 million in 2013 and R$20 million in 2012 to these projects and programs.

Operations in Portugal

PT Portugal provides telecommunications services in Portugal in the following customer categories:

•	Residential services, which include integrated networks inside the customer’s home, enabling the simultaneous connection of multiple devices, including fixed line telephone, TV (including IPTV and DTH satellite Pay-TV services), game consoles, PCs, laptops, tablets and smartphones. PT Portugal provides these services through its subsidiaries, in particular PT Comunicações.

•	Personal services, which are mobile telecommunications services, such as voice, data and Internet-related multimedia services provided to personal (i.e., individual) customers across several access devices, such as mobile phones, smartphones and tablets, as well as wireless datacards and dongles (devices that attach to the USB port of a laptop/computer to provide mobile broadband service) for internet access. PT Portugal provides these services through its subsidiary MEO.

•	Enterprise services, which provide PT Portugal’s corporate and medium and small business customers with integrated data and business solutions, as well as IT/IS and BPO services, including:

•	Corporate services, which target large companies and provide data, internet, video and voice communications, services, fixed-mobile convergence solutions and selected information technology services, network managing and outsourcing; and

•	SME/SoHo services, which target (1) SMEs customers, providing vertical data and business solutions that are similar to PT Portugal’s corporate services and (2) SoHo customers, providing cost-effective data and business solutions for those working in small businesses or at home; and

•	Wholesale and other services, which primarily include wholesale telecommunications services, public pay telephones, the production and distribution of telephone directories and other services in Portugal.

The following table sets forth the total number of retail lines (or accesses), net retail additions and other information for the Portuguese operations of PT Portugal as of the dates and for the periods indicated.

	As of and For the Year Ended December 31,
	2014	2013	2012
Fixed retail accesses (thousands):
PSTN/ISDN(1)	2,475	2,549	2,604
Broadband customers	1,373	1,294	1,225
Pay-TV customers	1,412	1,315	1,223

Total fixed retail accesses	5,261	5,158	5,052

Mobile customers (thousands):
Post-paid	3,888	2,925	2,469
Pre-paid	4,101	4,971	5,129

Total mobile customers	7,989	7,896	7,598

Net additions (thousands):
Fixed retail accesses:
PSTN/ISDN	(74)	(55)	(43)
Broadband customers	79	69	119
Pay-TV customers	98	91	181

Total fixed retail accesses	103	105	257
Mobile customers:
Post-paid	963	456	91
Pre-paid	(870)	(158)	63

Total mobile customers	93	298	154

(1)	The public switched telephone network, or PSTN, is the traditional telephone system that runs through copper lines. The integrated digital services network, or ISDN, is the digital telecommunications network that allows simultaneous voice and data transmission over an access line.

Services in Portugal

PT Portugal provides services in Portugal in the following customer categories: residential services, personal services, enterprise services and wholesale and other services as described below.

Residential Services

PT Portugal’s residential customer category in Portugal includes the provision of fixed-line telephone and broadband services, Pay-TV services (IPTV over ADSL and fiber, and DTH satellite TV) services and internet access services to residential customers. The table below sets forth the total number of retail lines (or accesses), net additions and other information as of the dates and for the periods indicated.

	As of and For the Year Ended December 31,
	2014	2013	2012
Fixed retail accesses (thousands):
PSTN/ISDN	1,627	1,646	1,692
Broadband customers	1,095	1,027	1,015
Pay-TV customers	1,231	1,157	1,135

Total fixed retail accesses	3,953	3,830	3,841

Net additions (thousands):
PSTN/ISDN	(19)	(22)	18
Broadband customers	69	29	104
Pay-TV customers	73	43	162

Total net additions	123	50	284
Other data:
Unique customers	1,766	1,818	1,881
Retail RGU per PSTN/ISDN line	2.43	2.33	2.27
Average Revenue Per User (“ARPU”) (in Euros)(1)	32.2	31.6	31.6
Retail traffic (millions of minutes)	2,363	2,748	2,935
Non-voice revenues as percentage of revenues	68.7	65.7	63.4

(1)	ARPU is calculated based on the total revenue for the year divided by the monthly average customer base for the year divided by 12.

Components of Revenue. PT Portugal’s revenues from residential customers of its operations in Portugal are derived from the following components:

•	Service revenues, which are the revenues PT Portugal generates from providing fixed telephone services, broadband internet access and Pay-TV services. These revenues generally consist of:

•	Fixed charges, including network access charges based on a monthly line rental and an initial installation fee, as well as, in most cases, a monthly fee from pricing packages, which can include broadband and Pay-TV services; and

•	Traffic, including charges for the use of PT Portugal’s fixed line network based on rates dependent on the amount and type of usage.

•	Sales and other revenues, which are revenues from the sale of telephone, broadband and Pay-TV equipment and other revenues, such as sales commissions.

Fixed Line Services. PT Portugal had approximately 3,953 million fixed retail accesses in service in Portugal as of December 31, 2014, excluding external supplementary lines, direct extensions and active multiple numbers. Fixed retail accesses in service include:

•	traffic-generating lines held by subscribing customers;

•	carrier pre-selection lines, which are lines of competitors for which those customers have elected to use PT Portugal’s services;

•	fixed broadband retail lines; and

•	IPTV, FTTH and DTH customers using PT Portugal’s Meo Pay-TV services.

Over the last decade, total traffic on PT Portugal’s fixed line network has declined, primarily because consumers have increasingly used mobile services instead of fixed line services and because of the migration of dial-up internet users to ADSL. As of December 31, 2014, the number of active mobile cards (the mobile equivalent of main lines) in Portugal exceeds the number of fixed line main lines. PT Portugal has responded to this trend by encouraging the use of its fixed line network for bundled services, including triple-play packages that include fixed telephone services, broadband internet access and Pay-TV services.

PT Portugal is required to provide carrier selection to its customers for all types of traffic. See “—Telecommunications Regulation—Regulation of the Portuguese Telecommunications Industry—Generally Applicable Regulations—Number Portability and Carrier Selection.” Carrier selection has been an additional factor that has contributed to the reduction in traffic on PT Portugal’s fixed-line network.

Bundled Services. In January 2013, PT Portugal announced the launch of a quadruple-play offer of converged fixed-mobile services, including TV, internet, fixed telephone and mobile telephone services under the brand “M4O.” PT Portugal designed this product after careful study of recent trends in the Portuguese market, which revealed rising consumer preference for quadruple-play services all reflected on the same bill, a desire to include the entire family in a single plan, and the importance of high-quality connectivity to the internet. M4O offers 120 TV channels, 100 Mbps broadband speed, unlimited calls and two to four mobile SIM cards, including free of charge calls and text messages to all wireline and wireless networks, using PT Portugal’s 3G and 4G networks.

Pay-TV Services. PT Portugal’s Pay-TV strategy is based on a multiplatform concept that aims to provide similar content and user experiences across television, PCs and mobile phones. Meo is PT Portugal’s TV brand across the various platforms, primarily at home (through IPTV and satellite), through mobile telephones (through Meo Go! Mobile), or through personal computers (through Meo Go!, a service that allows access to live TV channels on PCs, tablets and smartphones). Meo provides access to a comprehensive content offering, with more than 160 TV channels and thousands of video-on-demand titles. PT Portugal offers tiered packages of channels, as well as on-demand availability that can be subscribed for, in real time, directly through the TV set. Meo also provides access to advanced features, such as digital recording and pause live-TV. The set-top boxes in the Meo service are all HD-compliant, using MPEG4. PT Portugal was the first operator in Portugal to introduce HDTV and has the most extensive video-on-demand offer in the market. As of December 31, 2014, Meo had approximately 1.2 million Pay-TV customers and a 42.2% share of the Pay-TV market, according to ANACOM.

Meo also offers advanced interactive applications accessed through the remote control and covering multiple categories, such as:

•	News, including a personalized newscast application, developed in partnership with RTP, the state-owned free-to-air channel, and the Sapo Kiosk application featuring the daily covers of all local and several international newspapers and magazines;

•	Sports, including a soccer application, a surf application and specific sports channel applications, such as the BenficaTV application and the SportTV application;

•	Music, including MusicBox, a multiscreen music streaming service, Meo Radios, a radio streaming application, and Meo Karaoke, an application that offers Meo customers the ability to subscribe and sing from a wide catalog of local and international hits;

•	Kids, including a comprehensive children’s portal where children can access video-on-demand content, music clips, karaoke, games and tailored educational content;

•	Convenience, including applications for weather, traffic and pharmacies; and

•	Personal content, including an online photo storage application.

In 2012, Meo launched eight new applications of this type, including Sapo Voucher, the first interactive TV application allowing financial transactions and interactions with TV advertisements.

In the first quarter of 2013, PT Portugal added a new exclusive channel, Correio da Manhã TV, in partnership with Cofina, the owner of several newspapers and magazines in Portugal, including Correio da Manhã. This channel is available on several screens, including PCs, smartphones and tablets, through the Meo GO! service. Meo’s content offering also includes interactivity based on anchor programs (e.g., Idols, Secret Story, Biggest Loser). PT Portugal continues to focus on the intensification of partnerships with content providers, on two-way collaborations to improve content quality, and on the renegotiation of existing content deals aimed at further adapting the content cost structure to the current environment and thereby generating savings in content costs.

In line with its strategy for content differentiation through interactivity, PT Portugal launched two new “red button” interactive applications in the third quarter of 2013, linked to two popular TV programs in Portugal: (1) “X Factor”, developed in partnership with SIC, and (2) “I love it”, a youth TV series, developed in partnership with TVI. In late September 2013, PT Portugal launched an exclusive Secret Story channel airing live 24 hours a day from the Secret Story house, leveraging the fourth edition of “Secret Story”, a reality show on TVI, with an interactive application that allowed customers to select the camera from which they wanted to follow contestants in the show and delivered exclusive content.

In January 2013, PT Portugal launched Gravações Automáticas, a recording feature that allows customers to record programs and access those recordings up to seven days after the programs were broadcast. PT Portugal also has developed new and innovative interactive solutions, such as MEO Energy, a service for monitoring home energy consumption, which includes rate recommendations based on a subscriber’s actual consumption profile and suggestions on how to lower the subscriber’s energy bill.

Personal Services

PT Portugal provides telecommunications and mobile data services for a variety of personal devices, including traditional cell phones, smartphones, tablets and laptops. MEO is the leading provider of mobile voice, data and internet services in Portugal in terms of the number of active mobile cards connected to its network, as well as by revenues and margins, based on information from the other operators’ releases. The following table sets forth the total number of mobile customers, net additions and other information as of the dates and for the periods indicated.

	As of and For the Year Ended December 31,
	2014	2013	2012
Mobile customers (thousands):
Post-paid	2,394	1,570	1,093
Pre-paid	3,987	4,820	4,931

Total mobile customers	6,380	6,390	6,024

Mobile broadband customers (included in total)	1,023	886	947
Net additions (thousands):
Post-paid	824	441	30
Pre-paid	(833)	(129)	62

Total mobile customers	(9)	312	92
Mobile broadband customers (included in total)	137	(73)	5
Other data:
MOU(1) (minutes)	106	98	93
ARPU (in Euros)	7.1	7.6	8.7
Customer	6.5	7.1	8.0
Interconnection	0.6	0.5	0.7
SARC(2) (Euro)	23.8	24.6	27.9
Data as percentage of service revenues	39.1	35.8	33.2

(1)	Minutes of Usage, or MOU, represents the monthly average of outgoing traffic in minutes divided by the average number of users in the period.
(2)	Subscriber Acquisition and Retention Cost, or SARC, equals (i) the sum of 70% of marketing and publicity costs plus commissions plus subsidies, divided by (ii) gross additions plus upgrades.

Components of Revenue. PT Portugal’s revenues from personal services of its operations in Portugal are derived from the following components:

•	Service revenues, which are the revenues PT Portugal generates from providing mobile voice telecommunications services, mobile broadband access and other mobile services. These service revenues consist of:

•	Customer revenues, which are revenues PT Portugal receives directly from its customers and consist primarily of traffic charges, subscription and usage charges; and

•	Interconnection revenues, which are the revenues PT Portugal receives from other telecommunications providers when their customers make calls or otherwise connect to PT Portugal’s network from fixed lines or mobile devices.

•	Sales and other revenues, which are revenues from the sale of mobile phones and related equipment.

We believe that mobile services in Portugal are priced lower than the European average and are among the lowest in Europe. Fixed-to-mobile and mobile-to-mobile interconnection charges are regulated by ANACOM and have a significant impact on PT Portugal’s business. ANACOM has determined that all mobile operators have significant market power in call termination in the mobile networks market and has imposed price controls on interconnection rates for the termination of calls on mobile networks. ANACOM has issued successive decisions that have reduced mobile termination rates over time. Most recently, ANACOM issued a final decision in March 2012 that reduced mobile termination rates to €0.0127 as of December 31, 2012. These reductions have had, and are expected to continue to have, a significant impact on PT Portugal’s interconnection revenues and consequently its cash flows and earnings.

Mobile Services. PT Portugal’s products and services in the Personal Services category include:

•	a variety of voice and data tariff plans, both pre-paid and post-paid. Its post-paid tariff plans are designed to integrate unlimited voice and data plans targeted at high-value customers and its pre-paid tariff plans are designed to discourage migration to low-value tariff plans by offering additional voice and data services;

•	a portfolio of approximately 50 smartphones, including exclusive handsets, with the capability to use an array of value-added and convergent services (mobile TV, music on demand, navigation application, social network aggregator, cloud storage, etc.); and

•	mobile broadband offers with speeds of up to 150Mbps using 4G technology and offering free access to PT Portugal’s national Wi-Fi network.

As of December 31, 2014, approximately 62% of PT Portugal’s personal services subscribers were using pre-paid tariff plans.

In early 2012, PT Portugal launched a multi-SIM offer that can be used both in 3G and 4G tariff plans. This multi-SIM offer allows both MEO mobile broadband and smartphone users to share their data tariff allowance with more than one device.

PT Portugal launched a 4G offering in 2012, and it continuously invests in new services. PT Portugal markets its 4G mobile broadband services through MEO’s 4G and Meo 4G brands. PT Portugal’s 4G offerings currently:

•	range in speed from 50Mbps to 150Mbps;

•	allow customers that are also Meo customers access to more than 60 live TV channels through the Meo Go service;

•	include a music streaming service through Meo Music, a multiplatform music streaming service, providing access to a catalog of millions of music tracks;

•	include Multi-SIM, for sharing of traffic among various devices, including PCs, through wireless dongles, tablets and smartphones; and

•	include Meo Drive, a navigation application available in iOS and Android Marketplaces.

PT Portugal’s 4G services are offered at monthly retail prices starting €34.99 (with discounts for early subscribers under a month loyalty program).

In January 2013, following the launch of the M4O quadruple-play offering, MEO repositioned its post-paid voice and data tariff plans. In the post-paid category, unlimited plans now have four price points, or sizes:

•	the unlimited S, for €15.90 per month, which offers 600 MB of mobile internet, unlimited Wi-Fi access plus 100 minutes or SMS on all other networks;

•	the unlimited M, for €29.90 per month, which offers 1GB of mobile internet, unlimited Wi-Fi access plus unlimited voice and SMS, and 120 minutes or SMS on all other networks;

•	the unlimited L, for €39.90 per month, which offers 1GB of mobile internet and unlimited Wi-Fi plus unlimited voice and SMS on all other networks; and

•	the unlimited XL, for €69.90 per month, which offers 5GB of mobile internet and unlimited Wi-Fi access plus unlimited voice and SMS.

All of these plans include Meo Music, which is otherwise priced at €4.99 or €6.99 per month, depending on whether the subscriber is an existing MEO customer.

In the pre-paid market, MEO extended the all-day version of its “e nunca mais acaba” tariff plan to include (1) unlimited all-day voice and SMS for the MEO network and fixed networks, and (2) the ability to apply the equivalent of €20.00 monthly toward voice minutes and SMS on other mobile networks. This tariff plan also includes unlimited in-network video calls and can be configured with a 500 MB mobile internet option for €25.00 per month. MEO also extended its Moche tariff plans, for customers younger than 25 years of age, to include 1GB of mobile internet in the case of the monthly fee, and if the customer recharges the card with at least €11.00. The Moche tariff plans also include SMS options for use on other mobile networks. These changes in MEO’s tariff structure were in response to price movements in the market and were aimed at maintaining MEO’s competitive position in the market.

In addition, through roaming agreements, PT Portugal’s subscribers can make and receive mobile calls throughout Europe and in many other countries around the world. Roaming agreements between operators allow their subscribers to make and receive voice calls automatically, send and receive data, or access other services when traveling outside the geographical coverage area of the home network, by using the networks of other operators abroad. As of December 31, 2014, PT Portugal had entered into 2G roaming agreements with a total of 501operators in 223 countries.

Enterprise Services

PT Portugal provides enterprise services to corporate, SMEs and SoHo customers in Portugal that need diversified telecommunications solutions and integration with IT services. PT Portugal has developed a full range of telecommunications services for businesses, and it integrates these services to provide its customers with service packages. By combining PT Portugal’s communications capabilities with its software-based integrated systems and applications, PT Portugal offers integrated voice, data and image solutions, virtual private networks, convergence solutions, consultancy and outsourcing. We believe that PT Portugal is the primary service provider in Portugal capable of offering customers a full range of integrated and customized services. The following table below sets forth the total number of retail lines (or accesses), net retail additions and other information as of the dates and for the periods indicated.

	As of and For the Year Ended December 31,
	2014	2013	2012
Fixed retail accesses (in thousands):
PSTN/ISDN	679	720	725
Broadband customers	275	264	207
Pay-TV customers	179	155	86

Total fixed retail accesses	1,133	1,139	1,019

Mobile customers (in thousands)	1,542	1,457	1,514
Net additions (thousands):
Fixed retail accesses:
PSTN/ISDN	(41)	(28)	(101)
Broadband customers	11	40	15
Pay-TV customers	24	48	18

	As of and For the Year Ended December 31,
	2014	2013	2012
Total fixed retail accesses	(6)	60	(68)

Mobile customers	85	(4)	69
Other data:
Retail RGU per access	1.67	1.58	1.41
ARPU (in Euros)	20.2	21.8	23.8
Non-voice revenues as percentage of revenues	59.1	55.0	50.3

Components of Revenue. PT Portugal’s revenues from enterprise services of its operations in Portugal include the following components:

•	traffic charges for voice and data services;

•	outsourcing or management services and fees for BPO services; and

•	consultancy fees.

Enterprise Services. PT Portugal’s enterprise services include:

•	Network and voice services, which include fixed voice services, fixed and mobile convergence services, broadband data services, Ethernet services, digital leased lines and VSAT services, business high band fiber-based internet, VPN accesses and applications, and global services for multinational customers.

•	IT services, which include data center services (such as housing and hosting), cloud based solutions (primarily public and private virtual servers, remote backup and storage, hosted e-mail and web hosting), security managed services based on a security operations center, business continuity services and disaster recovery, IT infrastructure outsourcing and IT and security consultancy.

•	Business solutions and applications, which include unified communications, IP Centrex and voice servers, digital signage—Corporate TV, messaging and interaction solutions, business video communications and telepresence solutions, machine-to-machine managed connectivity and vertical end-to-end solutions, BPO services, vertical solutions for special business market customer categories (such as health care and the public sector), special bundling services for SMEs using the “Office Box” brand name, and outsourcing.

PT Portugal provides these services to its enterprise customers using three customer categories:

•	Residential+ customers, served with an offering based on the convergence of voice and broadband services;

•	Connected+ customers, served mainly with multi-employee connectivity services, including mobility solutions for traveling employees, and simple software solutions; and

•	Integrated+ customers, served with a full range of telecommunications and technological services, such as unified communications, outsourcing of ICT services, application integration, machine-to-machine and specific IT/IS solutions, BPO services and IT consultancy.

The provision of services to PT Portugal’s corporate customers is guided by the following strategic objectives:

•	maximize value from traditional telecommunications services by upselling additional services, including fixed-mobile convergence on FTTH, VPN, LAN management and video services;

•	accelerate IT transformation through cloud computing, by building upon partnerships with key suppliers to enable business process transformation and cost reductions to its corporate customers, with a special focus on “system on a chip,” or SOC, based security solutions;

•	capture mobile data growth through 4G solutions and new machine-to-machine projects;

•	use specialization to achieve gains from scale, including by focusing on outsourcing and BPO services to improve productivity; and

•	introduce a business consulting approach in order to extend the services provided to corporations to video, multiscreen and other convergent services.

As part of its enterprise services, PT Portugal provides a broad offer of integrated and vertical solutions. PT Portugal continues to market its Office Box product for SMEs, which allows integrated solutions with one bill and on a pay-per-employee basis bundling voice and data communication services: (1) connectivity: mobile and fixed voice and broadband, (2) devices: PCs, phones and mobile phones, routers and switches, and (3) mobility: cloud solutions including customized domains, e-mail accounts, hosting sites and optional software. PT Portugal provides vertical solutions through its Office Box product which includes tailored software systems for health clinics, restaurants and hotels, including access to an online marketing and booking system and a full suite of hotel-management software. For large corporations, PT Portugal provides: (1) integrated solutions, bundling customized connectivity and IT services with dedicated account managers, and (2) unified communications integrated services without requiring capital expenditures on a pay-per-employee basis, including a flat voice rate, customer equipment and a full set of collaboration functionalities. PT Portugal’s secure and innovative cloud offering provides a broad portfolio of services, including (1) web services, such as webhosting, instant website, database hosting and e-mail relay, (2) security services, comprising e-mail security, remote backup, video surveillance and clean pipes, and (3) IT resources, including remote desktop, public and private servers, SAP HANA and virtual drives. PT Portugal has developed this end-to-end offering with strategic partnerships that enable PT Portugal to leverage its technological skills and integration capacity in key markets in Portugal and Africa.

PT Portugal provides IT and BPO services for corporate customers through PT Sistemas de Informação, S.A., or PT SI, which provides an integrated ICT service and IT/IS outsourcing capabilities, and PT Pro, Serviços Administrativos e de Gestão Partilhados, S.A., or PT Pro, which provides BPO and shared services. See “—Shared Services Companies.”

PT Portugal has a strong and competitive position in the development of information technology solutions where communications are an integral part of the services provided. To reinforce PT Portugal’s position as a leader in this area, it is pursuing a partnership strategy with the primary information technology suppliers in the market, particularly software and hardware providers.

PT Portugal offers services in partnership with leading operators and service providers such as Telefónica, British Telecom and Orange. PT Portugal uses systems and networks in partnership with Nokia Solutions and Networks Portugal, Alcatel-Lucent, Ericsson, Huawei, Cisco Systems, Nortel Networks, Critical Software, Microsoft and SAP, among others.

In 2012, PT Portugal pursued partnerships with Microsoft and SAP, and in 2013 with Ericsson, towards developing, implementing and continuously launching new services in PT Portugal’s cloud computing offer, SmartCloudPT, which is intended to help companies adopt more efficient business models by reducing costs related to information technology

Wholesale and Other Services

In addition to the services PT Portugal provides in Portugal in its primary customer categories of residential services, personal services and enterprise services, it provides wholesale services and generates a small amount of revenue from other activities, such as the production and distribution of telephone directories. PT Portugal’s wholesale services consist of:

•	domestic and international interconnection telephone services that PT Portugal provides to other telecommunications services providers in Portugal;

•	provision of carrier pre-selection and number portability;

•	leasing of domestic and international lines to other telecommunications services providers and operators;

•	provision of ADSL (including “naked” DSL) on a wholesale basis to other ISPs;

•	provision of unbundled access (including shared access) to metallic loops and sub-loops to provide broadband and voice services to other telecommunications operators in Portugal;

•	provision of wholesale line rental to other telecommunications services providers in Portugal;

•	provision of co-location services and access to ducts, poles and associated facilities to other telecommunications operators in Portugal;

•	transmission of television and radio signals for major broadcast television companies in Portugal;

•	narrowband internet access origination services, which PT Portugal provides to ISPs;

•	international carrier services (transport, transit and/or termination) for international switched traffic; and

•	other services provided to telecommunications services providers and operators, such as IP international connectivity.

PT Portugal also provides public pay telephone services, advertising on www.sapo.pt, its internet portal, and rentals of equipment and other infrastructure. We describe some of PT Portugal’s wholesale services below.

Interconnection Traffic. The service providers who purchase interconnection services from PT Portugal include fixed and mobile network operators, voice and data communications service providers, ISPs, value-added service providers and service providers whose international calls are terminated on or carried by PT Portugal’s network. Providing interconnection services means allowing third parties to connect their networks to PT Portugal’s network, and vice versa. PT Portugal has interconnection rates primarily for call termination, call origination, transits and international interconnection. In accordance with EU and Portuguese regulations, PT Portugal’s national interconnection prices are cost-oriented applying a pure BU-LRIC cost model for call termination.

Leased Lines. PT Portugal leases lines to other telecommunications providers for fixed, mobile and data communications services, including its own subsidiaries and competitors. Leased line services involve making a permanent point-to-point connection with dedicated and transparent capacity between two geographically separate points. PT Portugal offers both national terminating segments and trunk segments at the wholesale level. PT Portugal also leases international circuits to national and international operators to allow them to complete their circuits (often circuits that pass through Portugal linking other countries), and it sells segments of international circuits to international operators. The three current mobile telephone operators in Portugal, which include PT Portugal’s subsidiary MEO, Vodafone Portugal and ZON Optimus, are among its wireline business’s largest leased line customers.

Digital Terrestrial Television Services. In 2008, pursuant to the EC’s proposal to cease analog transmissions in all member states by 2012, ANACOM launched a public tender to grant the rights of use of frequencies allocated to the transmission of digital terrestrial television, or DTT, signals. Following a public tender launched by ANACOM in 2008, PT Comunicações was granted the frequency usage rights for DTT associated with the transmission of the signal for free-to-air television programs (the RTP, SIC and TVI broadcast channels), the so-called “Multiplex A” or “Mux A.” In 2009, the Portuguese media regulatory authority (Entidade Reguladora para a Comunicação Social), or the ERC, notified PT Portugal of its final decision to grant PT Portugal a license to act as a TV distribution operator. Although ANACOM has revoked the rights of use of the frequencies which are necessary to use this license, the license remains valid.

PT Portugal launched DTT (using DVB-T, or terrestrial signals) in 2009, initially covering 29 municipalities and more than 40% of the population. By the end of 2011, PT Portugal achieved 100% coverage of the Portuguese population (approximately 90% using DVB-T and 10% using DVB-H (satellite)). The switch-off of the analog television network in Portugal occurred on April 26, 2012.

DTT only encompasses broadcasting of free-to-air television programs, while PT Portugal’s Meo offer comprises both free-to-air television programs, as well as Pay-TV channels, provided over FTTH, ADSL and DTH technologies.

Marketing in Portugal

Residential Services

In the third quarter of 2013, PT Portugal aired a new campaign, Mundo Meo, to strengthen its market position as an innovative brand in the Pay-TV market. This campaign describes Meo’s key differentiating features: (1) Meo Kanal, an application that allows users to produce, edit and share multimedia user content on television with other Meo customers; (2) Meo Karaoke; (3) PVR-experience; (4) interactive apps, and (5) Meo Music (formerly Music Box), a music streaming service. In September 2013, Meo was named by Meios e Publicidade, an independent Portuguese specialized magazine, as the brand of the year.

Personal Services

In 2013, PT Portugal divided the marketing strategy for its personal segment into two key brands. PT Portugal expects to use Meo, the primary and pre-existing brand, and a leading brand in mobile telecommunications in Portugal, to serve the broader market and to focus on the growth of its post-paid base through dedicated tariff plans and attractive pricing policies in smartphones. PT Portugal markets personal services through more than 2,100 points of sale, including its sales force, retail shops, supermarket chains and independent dealers.

In January 2014, as part of its convergence strategy and building on the 2013 launch of M4O, PT Portugal announced that all services rendered by MEO would be provided under the Meo brand.

PT Portugal developed Moche, its new youth brand, to encourage a broad-based use of mobile internet. Moche is supported by its brand positioning and values and is tailored to the target youth demographic.

PT Portugal also has a low-cost brand, Uzo, that targets low-cost subscribers and uses PT Portugal’s 2G network. Uzo focuses primarily on selling SIM cards and low-cost mobile phones to its customers. Uzo is offered through the internet, Uzo call centers (which are separate from MEO’s call centers) and independent news stands and shops located throughout Portugal.

Networks in Portugal

PT Portugal’s networks in Portugal are comprised of physical and logical infrastructures through which we provide fully-integrated services, whether fixed-line or mobile, voice, data or image, thereby optimizing available resources.

Fixed Network

PT Portugal’s FTTH network covers 1.6 million homes in Portugal. In July 2014, PT Portugal entered into an agreement to deploy, exchange capacity and share its fibre network with Vodafone Portugal. This agreement includes sharing of dark fibre in approximately 900 thousand homes, in which each party shares approximately 450 thousand homes, which commenced in December 2014. PT Portugal’s network, which is developed in urban areas, is a strategic investment to improve its competitiveness among residential customers, where it can offer distinctive Pay-TV and bundled offers.

Mobile Network

PT Portugal provides mobile telephone services using the GSM, or 2G, Universal Mobile Telecommunications System, or 3G, and Long-Term Evolution, or 4G, technologies. Within PT Portugal’s 2G offering, it provides services in the 900 MHz and 1800 MHz band spectrums. At launch in March 2012, PT Portugal’s 4G service was available to 20% of the Portuguese population and as of December 31, 2014, the coverage area has been expanded to reach 93% of the Portuguese population.

IP Networks

PT Portugal provides services over the largest IP/MPLS backbone in Portugal. PT Portugal has points of presence in all major cities throughout Portugal, and PT Portugal links its network to its customers’ premises through switches and access points that it owns. This broadband data transmission network provides high capacity, flexibility and security and can progressively incorporate current voice and data infrastructures at lower costs than alternative networks. PT Portugal also provides high speed internet access through ADSL and Ethernet.

Data Center Network

Following the opening of PT Portugal’s Tier 3 top-European level data center in Covilhã in central Portugal in September 2013, PT Portugal’s data center network consists of seven data centers located in Lisbon, Oporto, the Azores, Madeira and Covilhã. The data center in Covilhã provides the base infrastructure for offering solutions that will serve the needs of national and international individuals and businesses. Against the backdrop of growth in global data usage, PT Portugal believes the Covilhã data center provides PT Portugal with the technological means to respond to customer demands for coverage, speed, reliability and security.

The Covilhã data center occupies a total area of 75,500 square meters and increases PT Portugal’s total IT room space from 14,000 square meters to 26,000 square meters, the number of servers from 6,000 to 56,000, and capacity storage from three Pbytes to 33 Pbytes. This data center is connected to PT Portugal’s backbone network (100 Gbps), enabling the export of data storage capacity and technological services abroad. The first block was inaugurated with six IT rooms of 520 square meters each and a PUE (power usage effectiveness) of 1.25. This new infrastructure will allow PT Portugal to further take advantage of the cloud services business opportunity. Cloud services are considered to be an attractive growth point in the telecommunications industry.

Suppliers in Portugal

In 2013, PT Portugal obtained telephones and equipment for its fixed line voice, broadband and Pay-TV services from several suppliers, including Novabase, Alcatel-Lucent and Motorola. PT Portugal obtains television content, including premium channels, from several national and international suppliers. PT Portugal does not manufacture handsets, but it has agreements with a number of manufacturers to sell handsets in Portugal, including Nokia, Samsung, ZTE, Huawei, Apple, Sony, LG and RIM.

Competition in Portugal

The Portuguese telecommunications market has been characterized by a broad trend towards consolidation in the past several years. In November 2008, ZON acquired several regional cable TV companies and acquired the residential business of AR Telecom in March 2012, before merging with Optimus, the third-largest mobile operator, in August 2013 to create ZON Optimus. In 2012, Altice consolidated its stake of Cabovisão, a regional residential Pay-TV operator, with Oni, a telecom company mostly focused on serving enterprise and corporate customers, to form Cabovisão/Oni Telecom.

Residential Services

We face heavy competition from various telecommunications operators in the residential services market. Our primary competitors include NOS, Vodafone Portugal (a Vodafone Group subsidiary), Cabovisão/Oni Telecom (100% owned by Altice, a European private equity group that owns Numericable, the leading cable operator in France), AR Telecom and Colt.

As of December 31, 2014, Portugal had a penetration of 44.0 per 100 inhabitants in the fixed voice market according to ANACOM, and PT Portugal held an estimated 54.1% market share of access lines.

As of December 31, 2014, fixed broadband internet reached 2,710 thousand subscribers in Portugal, with market penetration of 27.1 per 100 inhabitants, according to ANACOM data, and PT Portugal had a 48.5% market share.

As of December 31, 2014, Pay-TV reached 3,350 thousand subscribers in Portugal, with market penetration of 53.7% of Portuguese households, according to ANACOM data, and PT Portugal had a market share of 42.2%. NOS was the market leader with a 44.0% market share, followed by Vodafone with a 7.5% market share, and Cabovisão/Oni TelecomVodafone with a 6.2% market share. The remaining competitors did not have significant market shares.

Although the Portuguese regulatory regime requires that carrier pre-selection is offered in the fixed voice market, the fixed voice market in Portugal is primarily a direct access market as a result of the focus of operators on direct access commercial offers that place a strong emphasis on customer migration from pre-selection configurations. As of December 31, 2014, there were approximately 87 thousand customers in pre-selection according to ANACOM, the lowest number since 2001.

PT Portugal’s fixed services face strong competition from both fixed line operators and mobile operators. Currently, all mobile network operators offer residential services supported by mobile networks that are a direct alternative to PT Portugal’s fixed line telephone services, competing for the same customers. In addition, all mobile network operators have launched low-cost brands that are designed to reach the lower-end segment of the mobile market and have had an adverse effect on the number of subscribers to fixed line retail service.

A major trend in the Portuguese telecommunications market in recent years has been the launch of bundled offers with a strong focus on triple-play services. This strategy has been followed by several telecommunications operators, including PT Portugal (through its Meo brand), ZON Optimus, Cabovisão/Oni Telecom and Vodafone Portugal. Among these companies, both PT Portugal and ZON Optimus have a strong triple-play customer base (as of December 31, 2014, PT Portugal had 951 thousand triple-play subscribers). As of December 31, 2014, 53.8% of our fixed line customers have triple-play services. We compete in terms of content and price through the launch of bundled offers combining several services.

The merger of ZON and Optimus increased the focus on bundled offers and the evolution from triple-play to quadruple-play services as ZON Optimus leveraged its new position as an integrated telecommunications operator by launching ZON4i in October 2013. This quadruple-play service competes with PT Portugal’s M4O service, which was launched in January 2013. PT Portugal has since then launched M4O for satellite TV customers (adding to fiber and xDSL launch offers) and M3O (a triple play bundle offer with television, fixed voice and mobile voice). All operators are leveraging new convergent fixed-mobile offers to reduce churn and secure their market shares in both the residential and personal services markets.

ZON Optimus and Cabovisão/Oni Telecom have leveraged their coaxial cable networks to upgrade to the DOCSIS 3.0 standard. Vodafone Portugal has based its offers mainly on IPTV, relying on PT Portugal’s wholesale offer (ULL) and on its own FTTH network, covering 1.4 million homes in Portugal as of December 31, 2014. ZON Optimus is obligated to provide Vodafone Portugal with access to its fiber network as part of a remedy imposed by the Portuguese Competition Authority after the merger of ZON and Optimus.

Recently, operators have been offering unlimited voice communications to all national and up to 50 international fixed destinations, whenever the fixed voice service is purchased as part of a fixed service bundle. This competitive movement aimed to respond to the eroding revenues from international telephone service due to (1)

falling international call prices, (2) extensive usage of leased lines by large users through which they connect to networks outside Portugal, (3) aggressive competition from calling cards, (4) rerouting of calls by other international operators, and (5) VoIP, which increasingly enables communications at lower prices than traditional public switched telephone networks. These factors have resulted in significant pressure on PT Portugal to reduce international fixed line telephone tariffs.

Personal Services

In the mobile market, MEO competes with Vodafone Portugal and ZON Optimus, the two other mobile network operators licensed to provide mobile telephone services in Portugal. In 2007, CTT, the Portuguese postal company, launched “Phone-ix,” an MVNO (Mobile Virtual Network Operator) supported by MEO’s network. In 2012, an international MVNO, Lycamobile, was launched in Portugal, supported on Vodafone’s network, focusing on offering low-cost international voice and data services targeting a niche market mainly composed of immigrant communities. In early 2013, Vectone, another low-cost MVNO targeting ethnic minorities, was launched, hosted by ZON Optimus’ network. As of December 31, 2014, none of these MVNOs has been able to gain relevant market share. In 2013, Cabovisão/Oni Telecom announced that it intended to enter the mobile telephone services by late 2013, in order to compete with PT Portugal’s and ZON Optimus quadruple-play offers, and that it was engaging in negotiations with the three mobile network operators to obtain the necessary access to infrastructure. As of the date of this annual report, Cabovisão/Oni Telecom has not launched its MVNO operation.

As of December 31, 2014, there were approximately 160.5 active mobile cards per 100 inhabitants in Portugal according to ANACOM data, making Portugal one of the European countries with the highest adoption rate of mobile services. We believe that this level of penetration derives from a dynamic market, mostly based on pre-paid services, where operators are focused on providing an extended product portfolio in order to address an extensive range of communication needs for their customers.

As of December 31, 2014, MEO had a 47.3% market share in terms of active mobile cards in the Portuguese market, according to ANACOM data. As of December 31, 2014, there were 669 thousand customers using dongles/modems to receive mobile broadband service, according to ANACOM data.

In the mobile broadband market, the competitive landscape has been challenging. Both in 3G and 4G tariff plans, Vodafone Portugal and ZON Optimus have promoted their services aggressively through pricing campaigns under which they decrease the monthly fee during a certain period, as well as subsidize USB dongles.

All mobile operators launched 4G commercial offers in early 2012, both in the form of smartphones and dongles, and they have been marketing them aggressively. Operators have also been focusing on extending 4G network coverage as quickly as possible.

Market share leadership is and will continue to be MEO’s priority, as its main mobile competitors, Vodafone Portugal and ZON Optimus, are expected to continue to market their services aggressively.

A major trend in the Portuguese mobile telecommunications market in recent years has been the launch of aggressive on-net differentiated pricing plans, known as “tribal plans,” led by Optimus (with “Tag”) and followed by MEO (with Moche) and Vodafone Portugal (with “Extreme” and “Extravaganza”). These tribal plans, targeting the youth segment through strong marketing campaigns, reached beyond this segment and became mass market plans with a strong relative presence in the personal mobile market.

In addition to the tribal plans, some post-paid, on-net oriented bundles of “voice+internet” were launched by MEO (with tmn unlimited), Optimus (with “Smart”) and Vodafone Portugal (with “Best”). The focus on on-net oriented flat rate plans and bundles of “voice+internet,” which offer unlimited on-net voice calls, led to an increase in minutes of usage and an erosion of average revenue per minute.

In early 2011 MEO expanded its pricing plan portfolio with the launch of e nunca mais acaba, a pre-paid flat-fee, on-net pricing plan that expands the tribal plan concept to all MEO customers; this concept was later followed by Vodafone (with “Vita 0”) and Optimus (with “Zero”).

In April 2012, MEO launched a tribal plan, moche sub-25, specifically designed for the youth segment, restricting new additions to those able to prove they are 25 years old or younger. This under-25 tribal plan has a different monthly fee and includes additional services that are appealing to this segment, such as music streaming, unlimited all-net SMS and an internet data allowance. The introduction of this plan was countered by Optimus with the launch of “TAG sub-25.” Vodafone Portugal chose not to launch an under-25 tribal plan, decreasing instead the monthly fee and adding internet data allowance to its mass market tribal plans. MEO and Optimus followed Vodafone Portugal’s lead in their mass market tribal plans.

Mobile operators are also undertaking aggressive marketing efforts, often offering a subscription fee that allows access to cheaper communications during a limited period. Aggressive pricing structures and campaigns have stimulated usage at the expense of eroding retail revenues. MEO has recently launched marketing campaigns focused on its under-25 tribal plan, using this tariff plan to better segment the market and target its efforts more efficiently.

Vodafone Portugal has access to substantial resources, cost synergies (e.g., network and equipment costs) and best practices (e.g., product development processes) to compete against MEO in the Portuguese mobile telephone market. In addition, by strengthening its position in the mobile business, these assets enable Vodafone Portugal to compete more directly and in fixed line services.

Enterprise Services

PT Portugal faces significant competition from several operators in the enterprise services market, primarily ZON Optimus, Vodafone Portugal, Cabovisão/Oni Telecom, AR Telecom and Colt. These companies compete with PT Portugal in providing data communications, voice services and internet services to business customers. Customers tend to have large volumes of traffic and complex virtual private network services with data, voice and video integration.

PT Portugal’s competitors may use satellite-based networks, public network operators’ infrastructure, leased lines and their own infrastructure to provide telecommunications services to customers. These are all alternatives to PT Portugal’s leased lines offer. As a result of competition, PT Portugal has reduced its prices for leased lines and is focusing on value-added solutions based on Internet Protocol Virtual Private Networks, or IP VPN.

In September 2013, PT Portugal launched a Tier 3 top-European level data center in Covilhã. PT Portugal intends to use its data centers to position itself ahead of its competition in cloud computing services, which we expect will be an additional source of revenue as well as a retention and loyalty tool in PT Portugal’s data and corporate customer category.

Other Services

PT Portugal faces competition in its wholesale services. Fixed and mobile operators, other than MEO, are establishing direct international interconnections with mobile or wireline operators outside Portugal, enabling them to offer international telephone services without using PT Portugal’s network. This is decreasing wholesale revenues generated from connecting mobile operators in Portugal to operators abroad.

The interconnection business faces more direct competition as operators are focusing on installing and operating their own public wireline telephone networks in an effort to make direct access offers.

Some international operators are now providing wholesale services in Portugal, including international telephone services, network interconnection, data services, and broadband access to Portuguese ISPs.

Shared Services Companies

PT Cloud

PT Cloud e Data Centers, S.A., or PT Cloud, is responsible for data centers, information systems and information technology activities of PT Portugal’s business units in Portugal. PT Cloud provides cloud services, integrated information systems and information technology services to PT Portugal’s business units in Portugal, as well as to PT Portugal’s existing and new customers. We hold 100% of the share capital of PT Cloud.

PT Inovação e Sistemas

PT Inovação e Sistemas, S.A., or PT Inovação e Sistemas, is responsible for research and development activities in Portugal. PT Portugal’s research and development programs focus on intelligent networks, network management systems, advanced services and systems and network integration and have led to the introduction of innovative products and services. PT Inovação e Sistemas’s activities have been a driving force behind the development of new products and services, telecommunications infrastructure and information systems.

PT Contact

PT Contact – Telemarketing e Serviços de Informação, S.A., or PT Contact. is responsible for call center operations in Portugal. PT Contact takes advantage of economies of scale and process alignments to reduce costs in PT Portugal’s call center operations.

PT Pro

PT Pro aggregates all of PT Portugal’s back-office activities in Portugal. PT Pro takes advantage of economies of scale and process alignments throughout PT Portugal’s group to reduce costs in back-office activities.

Authorizations and Licenses in Portugal

PT Portugal’s Fixed Line and Data Licenses

PT Portugal holds the following licenses: (1) a non-exclusive license to provide fixed line telephone services; (2) a non-exclusive license to be a “Public Telecommunications Networks” operator; and (3) all the licenses formerly held by Telepac, S.A. including a data communications license. PT Portugal’s data communications license authorizes it to provide X.25/X.32 synchronous services and X.28 asynchronous services and other switched and non-switched data communications services, including frame relay and virtual private networks for data communications. The license also authorizes PT Portugal to provide value-added services such as electronic data interchange and videotext services. In addition, the license authorizes PT Portugal to construct certain network infrastructure in connection with licensed services. Since 1997, PT Portugal has also held a license to provide data communications services using satellite infrastructure and a license to offer voice services to corporate networks and other closed groups of users.

MEO’s Mobile Service License

Through MEO, PT Portugal holds a renewable license to provide 2G digital mobile telephone services throughout Portugal. The authorization for the use of 2G radio spectrum is valid until March 16, 2022. PT Portugal is required to comply with a number of mobile telephone service criteria, including satisfying minimum quality standards regarding blocked call rates, network effectiveness and servicing time, and providing certain services. PT Portugal is also required to provide ANACOM with information about its mobile telephone operations, including the number of customers, number and average duration of calls on a quarterly basis, and annual information about the development of infrastructure.

In March 2012, ANACOM formally allocated to MEO rights to the following spectrum for 15 years following a multiband auction for the provision of electronic communications services based on 4G technology:

•	2 × 10 MHz in the 800 MHz band for a final price of €90.0 million;

•	2 × 14 MHz in the 1800 MHz band for a final price of €11.0 million; and

•	2 × 20 MHz in the 2.6 GHz band for a final price of €12.0 million.

These rights are reflected in a license agreement that is valid until March 2027 and includes and supersedes the previous 2G and 3G licenses issued to MEO by ANACOM. MEO’s existing license imposes certain requirements on MEO, including the following:

•	Mobile network obligations for 800 MHz: MEO must enter into agreements with mobile virtual network operators and national roaming agreements with operators with rights of use on frequencies greater than 1 GHz.

•	Coverage obligations for 800 MHz: For each lot of 2 × 5 MHz in the 800 MHz band, MEO must cover a maximum of 80 of the 480 municipal areas without adequate broadband coverage on the date of the 4G license.

DTT Usage Rights

PT Comunicações holds frequency usage rights for DTT associated with the transport of the signal of free-to-air television channels (the RTP, SIC and TVI broadcast channels), the so-called “Multiplex A” or “Mux A.” PT Comunicações fulfilled all of its obligations with respect to the usage grant and successfully concluded the channel update process. PT Comunicações is entitled to receive compensation or reimbursement, to be provided pursuant to a governmental ordinance, for the costs related to the channel update process. The switch-off of the analog television network in Portugal occurred in April 2012. Designed to ensure equal access to DTT, the DTT usage rights require PT Comunicações to subsidize the installation and purchase of DTT-related equipment for individuals with special needs (e.g., the elderly, low income groups, etc.).

Properties in Portugal

PT Portugal’s principal properties consist of buildings and telecommunications installations. These include various sizes of exchanges, transmission equipment, cable networks, base stations for mobile networks, equipment for radio communications and a nationwide network of ducts. They are located throughout Portugal and internationally. PT Portugal and its subsidiaries own several office buildings in Portugal. PT Portugal’s main proprietary office space with over 5,000 square meters is located at the following addresses:

•	Av. Fontes Pereira de Melo, 38/40, Lisboa, Portugal (68,994 square meters);

•	R. José Ferreira Pinto Basto, Aveiro, Portugal (11,668 square meters);

•	R. Tenente Valadim, 431/453, Porto, Portugal (23,300 square meters);

•	R. Afonso Costa, 4, Lisboa, Portugal (13,901 square meters);

•	R. General Humberto Delgado, 342/368, Coimbra, Portugal (13,380 square meters);

•	Largo do Carmo, Faro, Portugal (8,770 square meters);

•	R. Andrade Corvo, 10/14, Lisboa, Portugal (12,128 square meters);

•	R. Postiguinho Valadares, 12, Castelo Branco, Portugal (5,206 square meters);

•	Av. Carvalho Araújo, 629, Vila Real, Portugal (7,599 square meters);

•	Av. Infante D. Henrique/Praça Vasco da Gama, Ponta Delgada, Açores, Portugal (6,295 square meters);

•	Av. Doutor João Martins Azevedo, 21, Torres Novas, Portugal (7,112 square meters);

•	Av. de Zarco, Funchal, Portugal (7,025 square meters); and

•	Rua Conselheiro Veloso Cruz, 532, Vila Nova de Gaia, Portugal (6,044 square meters).

PT Portugal is not aware of any material environmental issues that may affect its use of these properties.

Intellectual Property

PT Portugal has registered its important trademarks, such as “Portugal Telecom,” “PT Comunicações,” “Telepac,” “Sapo,” “Meo,” “Moche” and their related logos, in Portugal. PT Portugal has also applied for a

European Community trademark for “Portugal Telecom” and PT Portugal’s logo. PT Portugal does not own any registered patents or copyrights which are material to its business as a whole.

Operations in Africa

In 2007, PT SGPS formed Africatel Holdings B.V., or Africatel, and contributed to Africatel its equity interests in (1) Unitel, which operates in Angola, (2) Mobile Telecommunications Limited, or MTC, which operates in Namibia, (3) Cabo Verde Telecom, S.A., or CVTelecom, which operates in Cape Verde, and (4) CST – Companhia Santomense de Telecomunicações S.A.R.L., or CST, which operated in São Tomé and Príncipe, among others. In 2007, PT SGPS sold 22% of the equity interests in Africatel to Samba Luxco S.à.r.l., or Samba Luxco, an affiliate of Helios Investors LP, or Helios, a private equity firm operating in sub-Saharan Africa, and entered into a shareholders’ agreement with Samba Luxco regarding governance and liquidity rights relating to Africatel. In 2008, PT SGPS sold an additional 3% of the equity interests in Africatel to Samba Luxco.

As of December 31, 2014, in addition to its interests in Unitel, MTC, CVTelecom and CST, Africatel owns Directel—Listas Telefónicas Internacionais, Lda., or Directel, which publishes telephone directories and operates related data bases in Angola, Cabo Verde, Mozambique, Uganda and Kenya.

As a result of our acquisition of PT Portugal in May 2014, we own 75% of the equity interests in Africatel. PT Portugal, our subsidiaries PT Ventures and Africatel GmbH & Co KG, of Africatel GmbH, and Samba Luxco are parties to a shareholders’ agreement under which we have ownership and management control of Africatel, which we refer to as the Africatel shareholders’ agreement.

On September 16, 2014, our subsidiary, Africatel GmbH, which directly holds our interest in Africatel, received a letter from Samba Luxco in which Samba Luxco claimed that Oi’s acquisition of PT Portugal was deemed a change of control of PT SGPS under the Africatel shareholders agreement, and that this change of control entitled Samba Luxco to exercise a put right under the Africatel shareholders’ agreement at the fair market equity value of Samba Luxco’s Africatel shares. In the letter, Samba Luxco purported to exercise the alleged put right and thereby require Africatel GmbH to acquire its shares in Africatel.

On September 26, 2014, Africatel GmbH responded to Samba Luxco stating that there had not been any action or event that would trigger the right to exercise the put option under the Africatel’s shareholders’ agreement and that Africatel GmbH intended to challenge Samba Luxco’s purported exercise of the put option. On the same date, we issued a Material Fact disclosing Samba Luxco’s purported exercise of the put option, our understanding that the exercise of the put option is not applicable, and that our board of directors had authorized our management to take the necessary actions to sell our interest in Africatel.

On November 12, 2014, the International Court of Arbitration of the International Chamber of Commerce notified Africatel GmbH that Samba Luxco had commenced arbitral proceedings against Africatel GmbH to enforce its purported put right or, in the alternative, certain other rights and claims allegedly arising out of Oi’s acquisition of PT Portugal. Africatel GmbH presented its answer to Samba Luxco’s request for arbitration on December 15, 2014. The arbitral tribunal was constituted on March 12, 2015. Africatel GmbH intends to vigorously defend these proceedings.

Unitel, Angola

In 2000, PT Ventures, then a wholly-owned subsidiary of PT SGPS, acquired 25% of the share capital of Unitel, a 2G mobile operator in Angola. Unitel began operations in Luanda in 2001. In connection with this investment, PT Ventures entered into a shareholders’ agreement with the other shareholders of Unitel regarding governance and liquidity rights relating to Unitel, and dispute resolution provisions. In 2007, PT SGPS contributed its shares of PT Ventures to Africatel. As a result of our acquisition of PT Portugal in May 2014, we have an 18.75% economic interest in Unitel. We account for this investment as an asset held-for-sale.

MTC, Namibia

In 2006, PT SGPS acquired 34% of the capital of MTC, a Namibian mobile operator, from Namibia Post and Telecom Holdings, a state-controlled entity, or NPTH. In connection with this transaction, PT SGPS entered into a shareholders’ agreement with NPTH regarding governance and liquidity rights relating to MTC, that allowed PT SGPS to set and control the financial and operating policies of MTC. In 2006, PT SGPS contributed its shares of MTC to Africatel and assigned its rights under the shareholders’ agreement to Africatel. As a result of our acquisition of PT Portugal, we fully consolidate MTC in our consolidated financial statements.

As of December 31, 2014, MTC had 2,574 thousand customers, of which 94.3% were customers under pre-paid plans.

MTC was established in 1994 and provides mobile telecommunications services under the terms of a 15-year technology- and service-neutral concession granted in March 2012 that replaced its earlier licenses. Under the terms of this concession, MTC is permitted to offer 2G, 3G and 4G services. MTC commenced offering 4G services in Windhoek, the capital of Namibia, in May 2012 and, as of December 31, 2014, had expanded its coverage to ten additional cities.

In 2006, a license was granted to Powercom to provide mobile telecommunications services in Namibia. Powercom commenced operations in 2007. In November 2012, Telecom Namibia, the incumbent provider of fixed-line telecommunications services in Namibia and a wholly-owned subsidiary of NPTH, acquired Powercom. Telecom Namibia re-launched Powercom’s portfolio of service plans under the brand “TN Mobile” in August 2013. In November 2013, TN Mobile began offering 4G services in Windhoek and other urban areas.

During 2014, MTC focused its marketing efforts and commercial activity on: (1) boosting broadband revenue growth, underpinned by the use of 4G technology and its Netman brand; (2) promoting the upselling of new pricing plans aimed at increasing usage and revenues, and (3) selling Smartshare, a convergent internet/ mobile service that combines Netman home (internet router) with up to three smartphones.

CVTelecom, Cape Verde

PT Ventures owns 40% of the share capital of CVTelecom, a provider of fixed-line and mobile services in the Cabo Verde Islands. In 2000, PT Ventures, entered into a shareholders’ agreement with the other shareholders of CVTelecom, regarding governance and liquidity rights relating to CVTelecom, that allowed PT Ventures to set and control the financial and operating policies of CVTelecom. As a result of our acquisition of PT Portugal, we fully consolidated CVTelecom in our financial statements as of December 31, 2014. In December 2014, the other shareholders of CVTelecom notified us that as a result of our acquisition of PT Portugal, the shareholders agreement governing CVTelecom had been terminated. Although we dispute this interpretation of the shareholders’ agreement and will defend our rights under the shareholders’ agreement, at a general shareholders meeting of CVTelecom in March 2015, we were only able to elect three of the seven members of the board of directors of CVTelecom. As a result, for dates and periods ending after January 1, 2015, we expect to record our interest in CVTelecom under the equity method.

As of December 31, 2014, CVTelecom had 60 thousand fixed-lines in service, which represents approximately 11.7 fixed main lines per 100 inhabitants. As of December 31, 2014, CVTelecom had 435 thousand active mobile telephone cards, of which 98.6% were pre-paid customers.

CVTelecom was established in 1995 and provides fixed-line and mobile telecommunications services under the terms of a 25-year license granted in 1996. In December 2011, CVTelecom was granted a license to provide 3G services in Cabo Verde. In May 2012, CVTelecom’s connection to the West African Cable System, a submarine cable which connects CVTelecom’s network to networks in West Africa and Europe, began operating.

In 2006, the National Communications Agency (Agência Nacional das Comunicações) granted the second license to provide fixed-line and mobile telecommunications services in Cabo Verde to T Plus S.A., or T Plus, which commenced operations under the brand “T+” in December 2007. In December 2011, T Plus was granted a license to provide 3G services in Cabo Verde. In October 2012, a controlling interest in T Plus was acquired by Unitel Holdings, which is controlled by Mrs. Isabel dos Santos.

During 2014, CVTelecom launched several commercial offers, both mobile and fixed lines, aimed at promoting usage and customer loyalty, including: (1) the development of a youth segment, based on the “Powa Swag” service, (2) the launch of several voice promotions, such as “Di Borla Domingão,” and (3) the development of “ ZAP,” an NPlay offer. As of December 31, 2014, broadband and IPTV customers represented 29.1% and 10.3% of CVTelecom’s fixed line customer base, respectively.

CST, São Tomé and Principe

Africatel owns 51.0% of the share capital of CST, which provides fixed and mobile services in São Tomé and Principe. As of December 31, 2014, CST had 146 thousand mobile customers.

CST was established in 1989 and provides fixed-line and mobile telecommunications services under the terms of a 20-year license granted in 2007. CST began offering 3G services in São Tomé and Principe in March 2012 anticipating the connection of its network to the Africa Coast to Europe submarine cable which was inaugurated at the end of 2012. In March 2013, the General Regulatory Authority (Autoridade Geral de Regulação), the telecommunications regulator in São Tomé and Principe granted the second license to provide fixed-line and mobile telecommunications services in São Tomé and Principe to Unitel Holdings, which is controlled by Mrs. Isabel dos Santos. The second operator commenced commercial activity in July 2014.

Telecommunications Regulation

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

The three principal providers of fixed-line telecommunications services in Brazil, Telefónica, Embratel and our company, provide these services under the public regime. In addition, CTBC and Sercomtel, which are secondary local fixed-line telecommunications service providers, operate under the public regime. All of the other providers of fixed-line telecommunications services and all providers of personal mobile services and data transmission services in Brazil operate under the private regime.

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

Public Regime Concessions

Each of the public regime service providers operates under concession agreements that expire in December 2025. Under these concession agreements, each of the public regime service providers is required to comply with the provisions of (1) the General Plan on Universal Service Goals that was adopted by ANATEL in June 2003, (2) the General Plan on Quality Goals that was adopted by ANATEL in June 2003, and (3) the General Plan on Competition Targets that was adopted by ANATEL in November 2012.

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

ANATEL has proposed new regulations under which it would modify the Factor X applicable to the determination of rate increases available to public concessionaires providing fixed-line services. These regulations were submitted for public consultation in July 2011 and the public consultation period ended on September 1, 2011. ANATEL is likely to launch a new public consultation in 2015.

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

General Plan on Universal Service Goals

The General Plan on Universal Service Goals was approved by ANATEL in June 2003 and became effective in January 2006. The General Plan on Universal Service Goals sets forth the principal network expansion and modernization obligations of the public regime providers, such as providing public telephones in localities with a population in excess of 100, and installing residential fixed lines within seven days of a request in localities with a population in excess of 300. In addition, public regime providers must comply with the Special Individual Access Class (Acesso

Individual Classe Especial) rules, which are designed to require service for economically disadvantaged people. Under the Special Individual Access Class rules, a qualifying customer may subscribe to a service plan, limited to one fixed-line per household, and pay a lower monthly fee for service than under the basic service plans.

Public regime providers are also subject to network expansion requirements under the General Plan on Universal Service Goals, which are revised by ANATEL from time to time. No subsidies or other supplemental financings are anticipated to finance our network expansion obligations. Our failure to meet the network expansion and modernization obligations established by the General Plan on Universal Service Goals or in our concession agreements may result in fines and penalties of up to R$50 million, as well as potential revocation of our concessions.

On June 30, 2011, the General Plan on Universal Service Goals was amended. Among other things, these amendments:

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

In December 2010, ANATEL adopted new regulations eliminating the limitation on the number of authorizations to provide subscription television services. In September 2011, Law No. 12,485 became effective, which creates a new legal framework for subscription television services in Brazil, replacing and unifying the previously existing regulatory provisions that governed various forms of subscription television services, such as cable television, Multichannel Multipoint Distribution Service, or MMDS, and DTH. The principal provisions of Law No. 12,485:

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

The framework established by Law No. 12,485 increased the availability and lower the price of subscription television services in Brazil, through increased competition among providers, and improve the quality, speed and availability of broadband internet services as a result of the expected proliferation of fiber optic cables used to transmit cable television.

In March 2012, ANATEL adopted new regulations under which the authorizations to provide various existing subscription television services have been consolidated into authorizations to provide a newly-defined service called Conditional Access Service. Under these regulations, authorizations to provide Conditional Access Service apply to private telecommunications services, the receipt of which are conditioned on payment by subscribers, for the distribution of audiovisual contents in the form of packages, individual channels and channels with required programming, by means of any communications technology, processes, electronic means or protocols. An authorization granted by ANATEL to provide Conditional Access Service will be valid for the entire Brazilian territory, however, the provider must indicate in its application for an authorization the localities that it will service. In December 2012, ANATEL granted our request to convert our DTH authorization agreement into a Conditional Access Service authorization. In September 2014, we entered into a Conditional Access Service authorization agreement with ANATEL that authorized us to offer the services to be governed by such agreement, including IP TV.

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

The General Plan on Competition Targets requires public regime service providers that have significant market power to share their fixed-line network infrastructure with other providers, including their local fixed-line access networks. Providers that are deemed to have significant market power must offer (1) full unbundling of their copper wire or coaxial cable access networks, and (2) partial unbundling of their broadband networks to accommodate bitstreams of up to 10 Mbps. The methodology by which the wholesale prices for these services will be determined will be established by ANATEL. We expect that ANATEL will commence a public consultation process with respect thereto during the second half of 2015.

Providers with significant market power must also share their passive infrastructure, such as telecommunications towers, with other service providers at prices determined by bilateral negotiations between the providers.

Utility Pole Sharing

In December 2014, ANATEL and the Brazilian Electricity Regulatory Agency (Agência Nacional de Energia Elétrica – ANEEL) approved a joint resolution establishing the reference value for sharing utility poles between electricity distributors and telecommunications providers. The utility poles of electricity companies are used by telecom operators for fixing wiring services like fixed telephone, cable TV and broadband. The resolution was designed to solve conflicts and define rules for the use and occupation of utility poles.

The resolution establishes a reference value of R$3.19 per month as the price to be paid by telecommunications providers to energy companies for each attachment point in the event such amount is subject to dispute resolution or contract renewal. This monthly fee can be adjusted in areas where there is greater competition in 10 year increments.

The resolution also provides that an adjustment schedule should be agreed between the parties addressing cases of pole occupation that do not comply with standards. All the regularization costs should be funded by telecommunications services providers.

Interconnection Regulations Applicable to Personal Mobile Services Providers

The General Plan on Competition Targets established regulations for the rates charged by mobile service providers to terminate calls on their mobile networks (the VU-M rate). The General Plan on Competition Targets established a reference value for VU-M rates of providers that are deemed to hold significant market power and determined that beginning in 2016, VU-M rates will be determined on the basis of costs. In July 2014, ANATEL approved a rule for the definition of maximum VU-M reference rates for entities with significant market power, such as our company, based on a long-run incremental cost methodology. Under this rule, VU-M reference rates will decline from 2016 through 2019 when VU-M reference rates reflecting the long-run incremental cost methodology will apply.

The General Plan on Competition Targets established that the VU-M would be paid only when the traffic out of a network in a given direction was greater than (1) 80% of the total traffic exchanged until February 23, 2015, and (2) 60% of the total traffic exchanged from February 24, 2015 to February 23, 2016. After February 24, 2016, each mobile service provider would be entitled to collect the VU-M on all calls for which its network was used to originate or terminate the call.

In February 2015, ANATEL revised the General Plan on Competition Targets regulation relating to the VU-M applicable to the relationship between companies with significant market power and companies without significant market power. Under the revised regulations, the dates and percentages applicable to the VU-M partial bill-and-keep system were revised so that the VU-M will be paid only when the traffic out of a network in a given direction is greater than:

•	75% of the total traffic exchanged until February 23, 2016;

•	65% of the total traffic exchanged until February 23, 2017;

•	55% of the total traffic exchanged until February 23, 2018; and

•	50% of the total traffic exchanged until February 23, 2019.

The full billing system is scheduled to come into effect on February 23, 2019.

Roaming

Under the General Plan on Competition Targets, a mobile service provider with significant market power, such as our company, must offer roaming services to other mobile providers without significant market power at the maximum rate that the mobile service provider with significant market power is permitted by ANATEL to offer such services to its retail customers.

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

Authorizations to Use 450MHz Band and 2.5 GHz Band

Under Executive Decree 7,512, dated June 30, 2011, or Executive Decree 7,512, ANATEL granted authorizations to telecommunications providers to use radio spectrum in the 450 Mhz band radio spectrum and the 2.5 GHz radio spectrum, the latter of which allows telecommunications providers to offer 4G services to their customers. Among other obligations, licensees of radio frequencies in the 450 Mhz band radio spectrum must agree to provide individual and collective voice and data services in rural and remote areas, in accordance with the provisions of Executive Decree 7,512 and the General Plan on Universal Service Goals. In June 2012, we acquired radio frequency licenses necessary to offer 4G services in 5,564 municipalities in Regions I, II and III.

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

Following the effectiveness of the basic service plans, annual adjustments of the rates under these plans have been subject to a price cap mechanism. Rates may be adjusted annually by no more than the rate of inflation, as measured by the IST.

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

Quality of Service Obligations

Our personal mobile services authorizations impose obligations on us to meet quality of service standards relating to our network’s ability to make and receive calls, call failure rates, capacity to handle peak periods, failed interconnection of calls and customer complaints. ANATEL defines this quality of service standards, and we must report information in connection with such standards to ANATEL.

Additional Obligations

Personal mobile services regulations adopted by ANATEL impose additional obligations on personal mobile services providers, particularly in connection with customers’ rights. These obligations require personal mobile services providers to:

•	establish at least one customer service center in each registration area served that has more than 100,000 inhabitants;

•	upgrade customer service centers to improve access by people with hearing disabilities;

•	provide for terms applicable to pre-paid cards of a minimum of 180 days;

•	deliver to pre-paid customers a detailed report of service use upon request;

•	reimburse unused pre-paid credits;

•	limit the duration of contracts with pre-paid customers to 12 months;

•	permit customers to change service plans without penalties; and

•	unblock mobile handsets, allowing a customer who purchased a mobile handset from any personal mobile services provider to use it on the network of another personal mobile services provider.

Interconnection Regulations

Under the General Telecommunications Law, all telecommunications service providers are required, if technically feasible, to make their networks available for interconnection on a non-discriminatory basis whenever a request is made by another telecommunications service provider. Interconnection permits a call originated on the network of a requesting fixed-line or personal mobile services provider’s network to be terminated on the fixed-line or personal mobile services network of the other provider. ANATEL has adopted General Rules on Interconnection (Regulamento Geral de Interconexão) to implement these requirements.

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

Prior to May 2012, (1) the TU-RL rates that fixed-line service providers can charge each other to terminate a call on their respective networks were 40% of the rate included in their Basic Plan per Minute for a local fixed-line call, and (2) the TU-RIU rates that fixed-line service providers could charge each other to use a portion of their long-distance networks to complete long-distance calls were 30% of the applicable domestic fixed line-to-fixed line long-distance rates for calls of more than 300 km.

In May 2012, ANATEL adopted revisions to the regulations relating to TU-RL rates and TU-RIU rates that became effective in August 2012. Under the revised regulations (1) between August of 2012 and December of 2013, fixed-line service providers were able to charge other fixed-line service providers for local fixed-line calls originating on their local fixed-line networks and terminating on the other provider’s local fixed-line networks only if the outgoing traffic in a given direction of transmission is higher than 75% of the total traffic between such providers, and (2) beginning in January 2014, fixed-line service providers were no longer be able to charge other fixed-line service providers for local fixed-line calls originating on their local fixed-line networks and terminating on the other provider’s local fixed-line networks.

In August 2012, the TU-RIU rates were reduced to 25% of the applicable domestic fixed line rates for calls with more than 300 km, and in January 2013, TU-RIU rates were reduced to 20% of the applicable domestic fixed line rates for such calls.

In July 2014, ANATEL approved a rule for the definition of maximum fixed reference rates, including TU-RL and TU-RIU, for entities with significant market power, such as our company, based on a long-run incremental cost methodology. Under this rule, TU-RL and TU-RIU reference rates will decline from 2016 through 2019 when TU-RL and TU-RIU reference rates reflecting the long-run incremental cost methodology will apply.

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

In November 2011, ANATEL adopted new regulations under which ANATEL was authorized to reduce the then-current VC-1, VC-2 and VC-3 rates by as much as 18% in 2011, 12% in 2012 and 10% in 2013, after giving effect to an inflation adjustment based on the IST measured from June 2009. In February 2012, ANATEL ordered us to reduce our VC-1, VC-2 and VC-3 rates by approximately 10%, although we are appealing the timing of the application of this rate decrease to our company as our VC-1 rate was increased in Region I by 1.54% in accordance with our application for this increase in February 2012. In March 2013, ANATEL reduced our VC-1 rates in Region I and Region II by approximately 18.6% and 8%, respectively. These regulations also provided procedures under which ANATEL adopted a maximum VU-M rate that is applicable in the event that providers cannot agree upon the VU-M applicable in their interconnection agreements. Under the General Plan on Competition Targets, in February 2014 the VU-M rate was reduced to 75% of the maximum VU-M rate established by ANATEL in December 2013, and in February 2015 the VU-M rate was reduced to 50% of the maximum VU-M rate established by ANATEL in December 2013. The maximum VU-M rate established by ANATEL in December 2013 is R$0.33 per minute. In July 2014, ANATEL approved a rule for the definition of maximum VU-M reference rates for entities with significant market power, such as our company, based on a long-run incremental cost methodology. Under this rule, VU-M reference rates will decline from 2016 through 2019 when VU-M reference rates reflecting the long-run incremental cost methodology will apply.

Consumer Protection Regulation

In March 2014, ANATEL published a regulation approving the General Regulation on Telecommunications Customers Rights (Regulamento Geral de Direitos do Consumidor de Serviços de Telecomunicações), a single regulation for the telecommunications sector with general rules for customer service, billing, and service offers, which are applicable to fixed, mobile, broadband and Pay-TV customers. This regulation establishes a period ranging from 120 days to 24 months from the date of publication for entering into compliance with the new rules. Most of the new rules that expand the rights of those who use the telecommunications services entered into force on July 8, 2014.

Number Portability Regulations

Number portability is the ability of a customer to move to a new home or office or switch service providers while retaining the same fixed-line or mobile telephone number. ANATEL’s General Regulation of Portability (Regulamento Geral de Portabilidade) establishes general rules regarding portability of fixed-line and mobile telephone numbers. These regulations permit fixed-line customers to retain their telephone numbers if they become customers of a different fixed-line service provider in the same municipality or if they move to a new home or office in the same municipality. Personal mobile services customers are permitted to retain their telephone numbers if they change their service plan or if they become customers of a different personal mobile services provider within the same registration area. Each telecommunications provider has been required to contract a third-party management entity to manage all procedures relating to number portability. Service providers are permitted to charge a migrating customer that elects to retain its telephone number a one-time fee of no more than R$4.00. This amount is intended to compensate the customer’s current provider for the costs associated with managing the portability process. The new provider may elect to absorb this fee on behalf of the customer.

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

ANATEL has adopted regulations applicable to fixed-line service providers with significant market power. Under these regulations, these providers are required to make the forms of agreements that they use for EILD and SLD services publicly available, including the applicable rates, and are only permitted to offer these services under these forms of agreement. ANATEL publishes reference rates for these services, and if a customer of one of these providers objects to the rates which that provider charges for these services, the customer is entitled to seek to reduce the applicable rate through arbitration before ANATEL.

In May 2014, ANATEL approved a standard for setting maximum values for EILD services based on a long-run incremental cost methodology. Reference rates for EILD services were published containing a single reference table which will be valid from 2016 until 2020. Under this ANATEL regulation, EILD reference rates will decline from 2016 through 2020 when EILD reference rates reflecting the long-run incremental cost methodology will apply. In addition, under the General Plan of Competition Targets, companies with significant market, such as our company, are required to present a public offer every six months including standard commercial conditions, which is subject to approval by ANATEL.

Multimedia Communications Service Quality Management Regulations

In June 2011, the President of Brazil issued Executive Decree No. 7,512/11, which mandated ANATEL to take the necessary regulatory measures to establish quality standards for broadband internet services. In compliance with such decree, on October 31, 2011, ANATEL published a resolution approving the Multimedia Communications Service Quality Management Regulations (Regulamentação de Gestão da Qualidade do Serviço de Comunicação Multimídia), or the Regulations, which identify network quality indicators and establish performance goals for multimedia communications service providers, including broadband internet service providers, with more than 50,000 subscribers. Such providers will be required to collect representative data using dedicated equipment installed at the site of each network connection and be subject to periodic measurements to ensure their compliance with the Regulations, including:

•	individual upload and download speeds of at least 40% of contracted speeds per measurement for at least 95% of all measurements;

•	average upload and download speeds of at least 80% of contracted speeds for all measurements; and

•	individual round-trip latencies for fixed-line connections of up to 80 milliseconds per measurement for at least 95% of the measurements.

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

The Term of Commitment will expire on December 31, 2016.

Legal Framework for the Use of the Internet (Internet Bill of Rights)

In April 2014, President Dilma Rousseff approved the Legal Framework for the Use of the Internet (Marco Civil da Internet), or the Internet Framework, which establishes the principles, guarantees, rights and duties for the use of the Internet in Brazil. The bill sets forth a number of guidelines and rules to be observed by internet and application service providers, such as the protection of privacy, the protection of personal data, the preservation and guarantee of net neutrality, the liability for damages caused by content generated or published by third parties and the storage and disclosure of usage logs. Certain parts of the Internet Framework went into effect on June 23, 2014 and others will become effective on the adoption of implementing regulations.

Under the Internet Framework, a presidential decree will be enacted to regulate the law’s provisions, and enacting specific rules regarding network traffic management techniques. The Brazilian Internet Steering Committee (Comitê Gestor da Internet) and ANATEL will express their opinion on the decree after public hearings. Brazil’s Ministry of Justice has also launched a public debate on the main themes related to this law.

Regulation of the Portuguese Telecommunications Industry

As a telecommunications provider, PT Portugal is subject to a variety of regulations as well as general competition law and other laws. Such laws and regulations are promulgated and enforced to varying degrees by supranational regulators such as the European Commission, or EC, and national, state, regional and local authorities. This section describes the regulatory frameworks and key regulatory developments in the EU and Portugal.

Regulatory Institutions

•	European Commission. The EC ensures that EU member states fully and correctly implement EU requirements in national law. The EC routinely monitors the status of EU member states in implementing EU directives. Most of the EU rules on competition and sector-specific regulation have the force of law in all EU member states and therefore apply to PT Portugal in Portugal. The Directorate-General for Competition of the EC is responsible for considering potential claims that PT Portugal’s business activities or Portuguese government regulations are inconsistent with the key provisions of the Treaty of Lisbon relating to competition in the EU. Among other things, the Treaty of Lisbon prohibits (1) agreements or coordinated action between competitors that may affect trade between EU member states and have as their objective or effect the prevention, restriction or distortion of competition within the EU, and (2) any abuse of a market-dominant position within the EU that may affect trade between EU member states. The Directorate-General for Competition enforces these rules in cooperation with the national competition authorities. In addition, national courts have jurisdiction over violations of EU competition law. The Directorate General for Communications Networks, Content & Technology (DG Connect) of the EC is responsible for, among others, coordinating the regulatory framework for competition and growth over the entire range of issues in the telecommunications field: economic analysis, impact assessment, policy development, regulatory compliance.

•	ANACOM. The National Communications Authority (Autoridade Nacional das Comunicações), or ANACOM, is the Portuguese telecommunications regulator. It advises the Portuguese government on telecommunications policy and legislation and monitors compliance with concessions, licenses and permits granted to telecommunications networks and services providers in Portugal. The Portuguese government has substantially increased the autonomy of ANACOM and has allowed it to become a more effective and independent regulatory body. ANACOM acts on complaints against PT Portugal by PT Portugal’s competitors, PT Portugal’s customers and other interested parties. ANACOM can impose fines on PT Portugal if PT Portugal does not meet its obligations under the law or ANACOM’s determinations. ANACOM’s decisions are subject to judicial review.

•	Portuguese Competition Authority. PT Portugal’s activities are also overseen by the Portuguese Competition Authority (Autoridade da Concorrência), which is responsible for enforcement of competition law in Portugal. The Portuguese Competition Authority is also responsible for considering complaints relating to PT Portugal’s business practices or other business arrangements. The Portuguese Competition Authority’s decisions are subject to judicial review.

•	ERC. The Regulatory Entity for Social Communication (Entidade Reguladora para a Comunicação Social), or ERC, is the independent regulatory authority for the Portuguese media. The ERC’s primary responsibilities are the regulation and supervision of all entities that undertake media activities in Portugal. The ERC is a legal entity endowed with administrative and financial autonomy. The ERC oversees compliance with respect to fundamental rights such as freedom of the press, right to information, independence from political and economic power and freedom of speech. It is also responsible for monitoring compliance by all companies operating in the media sector with standards for media and broadcast content, as well as for promoting the proper and effective functioning of the market where such companies operate. The ERC’s decisions may affect, among others, news agencies, periodicals, radio and television operators, and radio and television distribution operators.

European Union Regulatory Framework and Relevant Markets

The EU regulatory framework for electronic communications networks and services consists of:

•	five directives governing procedures, authorizations, access, universal service and data protection;

•	two regulations: one concerning the Body of European Regulators for Electronic Communications, or BEREC, and one other concerning roaming on public mobile communications networks; and

•	the EC Recommendation on Relevant Markets, a recommendation on relevant product and service markets within the electronic communications sector subject to “ex ante” regulation under a common regulatory framework for electronic communications networks and services, which is subject to periodic revision.

EU directives, regulations and recommendations, which adopt competition law principles such as market dominance for the designation of significant market power and the definitions of relevant product and geographic markets (which may be subject to “ex ante” regulation), have involved constant changes and refinements to this framework. The framework focuses on issues such as reinforcing consumer rights, encouraging competitive conditions among operators to increase consumer choice, promoting investment in new communications infrastructure (such as by freeing spectrum for the provision of broadband services), and ensuring network security and integrity. Under this framework, obligations can be imposed on operators having significant market power in any of the relevant markets identified by the EC. Because PT Portugal is active in all of these markets, these regulatory measures have affected and will continue to affect PT Portugal’s businesses and operations.

Relevant Markets in Portugal

Within the EU framework, in the first round of analysis initiated in 2004, ANACOM identified 15 retail and wholesale markets in Portugal under the initial EC Recommendation on Relevant Markets published in 2003. In 2007, the revision of revised the EC Recommendation on Relevant Markets was published, reducing the list of relevant markets to the seven markets (one retail market and six wholesale markets). In October 2014, a second revision of the EC Recommendation on Relevant Markets was published, further reducing the list of relevant markets to the following five wholesale markets:

•	Call termination on individual public telephone networks provided at a fixed location (Market 1) (formerly Market 3 under the 2007 EC Recommendation on Relevant Markets and Market 9 under the 2003 EC Recommendation on Relevant Markets);

•	Call termination on individual mobile networks (Market 2) (formerly Market 7 under the 2007 EC Recommendation on Relevant Markets and Market 16 under the 2003 EC Recommendation on Relevant Markets);

•	Wholesale local access provided at a fixed location (Market 3a) (formerly Market 4 (wholesale unbundled access to local metallic loops) under the 2007 EC Recommendation on Relevant Markets and Market 11 under the 2003 EC Recommendation on Relevant Markets);

•	Wholesale central access provided at a fixed location for mass-market products (Market 3b) (formerly Market 5 (wholesale broadband access) under the 2007 EC Recommendation on Relevant Markets and Market 12 under the 2003 EC Recommendation on Relevant Markets); and

•	Wholesale high-quality access provided at a fixed location (Market 4) (formerly Market 6 (wholesale leased lines—terminating segments) under the 2007 EC Recommendation on Relevant Markets and Market 14 under the 2003 EC Recommendation on Relevant Markets).

Generally Applicable Regulations

Authorizations and Licenses

The EU prohibits any limitation on the number of new entrants in telecommunications markets, except as required to ensure efficient use of radio frequencies. Pursuant to Directive 2002/20/EC (Authorisation Directive) which is part of the EU framework, an operator must have a general authorization for the provision of electronic communications networks or services. A license for individual rights of use can be required for the use of radio frequencies or numbering resources. The objective of this authorization regime is to provide flexibility in the licensing framework.

Portuguese mobile telephone service licenses are issued by ANACOM and are valid for 15 years .. These licenses authorize the use of radio spectrum and the installation of base stations, base station controllers and control switching centers and require the licensee to construct networks capable of reaching at least 75% of Portugal’s population within a specified period of time. Charges for the provision of mobile telephone services are not subject to regulation.

ANACOM also issues UMTS licenses, which are the European version of the globally accepted technical standards for 3G mobile communications. The broadband capacity of the frequency spectrum allocated under the 3G licenses enables operators to supply video and Internet content to mobile telephones at higher transmission speeds.

Companies are not required to have a license to provide data communications services and Internet access. Instead, it is sufficient to register their intended services with ANACOM under its service registration scheme.

Regulation on the Settlement and Collection of Regulatory Fees

Under ANACOM rules, all telecommunications providers are subject to the payment of a regulatory fee for the provision of electronic communications networks and services, through which the administrative regulatory costs of ANACOM are covered. This fee is calculated as a percentage of the revenue generated by each provider of electronic communications networks and services and is revised annually. The final contributory percentage was set at 0.4674% for 2012, 0.5575% for 2013 and 0.5999% for 2014.

Rights of Way Regime

PT Portugal is subject to a rights-of-way regime in Portugal under which each municipality may establish a fee, up to a maximum of 0.25% of each wireline services bill, to be paid by the customers of those wireline operators whose network infrastructures are located in that municipality. PT Portugal’s exemption from municipal taxes is currently being challenged in court. See “Legal Proceedings—Claims for Municipal Taxes and Fees in PT Portugal’s Portuguese Telecommunications Business.”

With respect to the roll-out of optical fiber networks, Portuguese law establishes a legal framework for the construction of and access to infrastructure suitable for the accommodation of electronic communications networks and the construction of infrastructure for telecommunications in housing developments, urban settlements and concentrations of buildings. The law addresses access to the public domain, expropriation and the constitution of public easements, and sets forth several obligations designed to allow electronic communications operators to install and develop electronic communications networks.

EU Regulations Relating to NGA Rollout Costs

Between April and July 2012, the EC held a public consultation on the reduction of NGA roll-out costs, highlighting the need for more coordination, information and transparency between the different stakeholders. According to the EC, 80% of the investment costs in NGA networks relate to the deployment of civil infrastructure (such as trenching and laying of ducts), and up to 30% of these costs are due to inefficiencies. The EC is of the opinion that the NGAs and the Member States may intervene at this level, making infrastructure sharing mandatory, including infrastructure of utility companies. The EC published the report on this public consultation in November 2012 and proposed a draft regulation in March 2013. In November 2013, the Industry, Research and Energy, or ITRE, Committee of the European Parliament proposed a number of amendments to the EC’s proposal, proposing that the measures to reduce the cost of broadband deployment should be addressed through an EU directive rather than a regulation, thus giving the Member States more flexibility to adjust specific local or national rules on this matter.

Negotiations between the European Parliament and the European Council took place in early 2014. In April 2014, the European Parliament plenary adopted the measures proposed in these negotiations to reduce the costs of deploying high-speed broadband networks with no substantial amendments to the final report published by the ITRE Committee of the European Parliament in March 2014. The directive was adopted in May 2014. Member States are required to transpose the directive into national law by January 1, 2016 and these national laws will enter into force by July 1, 2016. The impact of this directive in Portugal will be limited since Portugal adopted most of the measures contemplated by this directive in 2009.

Proposed EC “Single Telecom Market” Legislative Package

The EC, the European Parliament and the European Council are finalizing the plans for regulation implementing a single telecommunications market—formerly called the “Connected Continent” legislation—in order to stimulate the provision of cross-border European services.

The draft legislation, in its initial wording, addressed such diverse matters as a single European authorization and convergence of regulatory remedies, a standard EU wholesale broadband access product, the harmonization of spectrum authorization procedures, net neutrality and transparency, international mobile roaming and international calls, and consumer protection. Of these matters, only net neutrality and roaming are still under consideration, and the current proposals depart considerably from the initial proposals.

In its latest formulation, the legislative package advanced by the Latvian Presidency and discussed with the EC and the European Parliament on April 15, 2015 provides, among other things:

•	net neutrality.

•	the phasing out of retail roaming surcharges, based on the introduction of a basic roaming allowance, or BRA, under which providers may not levy any surcharge in comparison to the domestic retail prices for regulated mobile communications. Under this proposal:

•	the BRA must be available for at least seven days per year and include a minimum daily consumption of five minutes calls made, five minutes calls received, five SMS sent and 10 Mb of data.

•	surcharges for traffic outside the BRA shall not exceed the maximum wholesale charges for regulated roaming calls made, regulated SMS and regulated data.

The proposal also moves up the deadline for the EC to complete a review of the EU wholesale roaming market to the end of 2017, which was previously set for mid-2018, and adds a provision stressing that the latest regulation is an interim step towards ending roaming surcharges entirely. As of the date of this annual report, the negotiation of this legislative package has not concluded.

Number Portability and Carrier Selection

Number portability allows a subscriber to change service providers without having to change telephone numbers. Under ANACOM regulations, PT Portugal is required to allow number portability for both fixed line and mobile services within one working day, other than in exceptional circumstances. Because PT Portugal has been deemed to be a fixed line network operators with significant market power, ANACOM regulations require that PT Portugal offer call-by-call carrier selection for long distance and international calls. Call-by-call carrier selection enables customers to select the carrier of their calls by dialing a code connecting them to the selected carrier. Carrier pre-selection allows customers to select the carrier that will be their default carrier. This removes the need for customers to dial any code to connect to their selected carrier when making long distance or international calls.

Network Security

In December 2011, ANACOM approved a draft decision on the circumstances, format, and procedures applicable to reports regarding security breaches or loss of integrity with a significant impact on the functioning of electronic communications networks and services available to the public. This decision also sets forth the conditions under which ANACOM considers there is a public interest in disclosing information regarding those events to the public. Under this decision, PT Portugal was required to implement all the necessary measures to comply with this decision by June 2014, which required implementing new procedures and adapting information systems to produce the relevant information to notify to ANACOM.

Implementation of the Centralized Information System by ANACOM

The current Portuguese legal framework anticipates the implementation of a Centralized Information System, or SIC, to be managed and operated by ANACOM, the main objective of which will be to make available information on infrastructure appropriate for the installation of electronic communications networks based on information provided by the Portuguese government, autonomous regions, municipalities, publicly held companies, concessionaires, other entities owning or using infrastructure in the public domain, and electronic communications network operators.

Through the SIC, ANACOM and market participants will be able to access information on procedures and conditions that determine the allocation of rights of way, information on construction announcements relating to new pipelines and other infrastructure suited for use by electronic communications networks, complete and georeferenced information of all infrastructure suitable for use by electronic communications networks that is owned by governmental entities or by electronic communications companies, and information on applicable procedures and conditions of access and use for each of these infrastructures.

Because PT Portugal has reference offers under which it is required to provide a substantial amount of information to operators that wish to use its ducts, poles and associated infrastructure, PT Portugal is closely monitoring the implementation of the SIC and is seeking to avoid the implementation of additional obligations to provide competitive information regarding its ducts and associated infrastructure.

Regulation of the Wholesale Market for Telecommunications Services

Designation of Carriers with Significant Market Power

In 2009, after the review of the 2007 EC Recommendation on Relevant Markets, ANACOM conducted a market analysis to determine the regulatory obligations that should be imposed on operators with significant market power in the provision of services in Markets 3a and 3b (at that time, Markets 4 and 5). ANACOM has segmented Markets 3a and 3b between “C” (competitive) areas and “NC” (non competitive) areas. PT Portugal is obligated to provide a wholesale local loop unbundling reference offer (in relation to Market 3a) throughout Portugal and to provide a wholesale broadband (bitstream) reference offer (in relation to Market 3b) only in “NC” areas. Although PT Portugal is not required to provide a reference offer for the provision of services in Market 3b in areas designated “C,” PT Portugal maintains a reference offer for these services.

In February 2012, ANACOM approved a draft decision related to the definition of Market 3a and Market 3b, the evaluation of significant market power, and the imposition, maintenance, modification or suppression of regulatory obligations. ANACOM proposed to maintain the national scope of Market 3a and the geographic segmentation in Market 3b, which is divided into unregulated “C” areas and regulated “NC” areas, and to include high-speed broadband networks (e.g., FTTH networks) in Market 3b in order to require operators with significant market power to provide access to these networks. Under this draft decision, PT Portugal would continue to be considered to have significant market power in Market 3a and Market 3b in non-competitive areas.

In 2009, ANACOM found PT Portugal to have significant market power in Market 4 (at that time, Market 6) and segmented the transit segments in this market between “C” and “NC” routes. In Market 4, ANACOM included Ethernet connections and imposed the retail-minus rule over Ethernet solutions. PT Portugal has no significant market power on the “C” routes.

In addition to PT Portugal, in 2009 all other fixed line operators in Portugal were determined to have significant market power in Market 1 and Market 2 (at that time, Markets 3 and 7).

In August 2014, ANACOM issued a final decision following its re-analysis of certain retail markets that had been included in the 2003 EC Recommendation on Relevant Markets, but were no longer included in the 2014 EC Recommendation on Relevant Markets, withdrawing the existing retail regulation of those markets. In the same final decision, following its re-analysis of the wholesale market for call origination on the fixed telephone network provided at a fixed location (Market 2 under the 2007 EC Recommendation on Relevant Markets and Market 8

under the 2003 EC Recommendation on Relevant Markets), or Market 2/2007, ANACOM decided to continue to fully regulate Market 2/2007, including regulation of carrier pre-selection and wholesale line rental obligations.

Market 3a Reference Offers (Unbundling the Local Loop)

The EC requires fixed line network operators found to have significant market power in Market 3a to make the local loops between their customers and the local switches on their networks available to competitors. This allows these competitors to connect their networks to the copper “local loop” of the relevant fixed line network operator and use the local loop to provide services directly to the customers of the competitor without the competitor investing in the local loop or rely upon the relationship of the relevant fixed line network operator with the customers of the competitor. Under this regulation, PT Portugal is required to maintain a reference offer for unbundled access to its local loops and related facilities and to meet reasonable requests for unbundled access to its local loops and related facilities under transparent, fair and non-discriminatory conditions. The prices that PT Portugal includes in its reference offer must be cost-oriented. The conditions under which unbundled access to PT Portugal’s local loops are provided are set forth in a published reference offer in accordance with terms established by ANACOM. This reference offer covers all of PT Portugal’s main distribution framework buildings in which technical and space conditions permit co-location. Co-location means providing space and technical facilities to competitors to the extent necessary to reasonably accommodate and connect the relevant equipment of the competitor.

Under the February 2012 draft ANACOM decision concerning access obligations in Market 3a, in addition to the obligation of granting unbundled access to copper loops and subloops and to ducts and poles at the national level, ANACOM intended to impose a geographically differentiated obligation to provide wholesale customers with virtual access to optical fiber networks (advanced bitstream). This obligation would not be imposed in 17 municipalities that were considered to have conditions that permit other network operators to invest in optical fiber networks. The draft decision required PT Portugal to demonstrate to ANACOM that the difference between PT Portugal’s retail prices and the prices of the offers made available to other operators in Market 3a would not result in a margin squeeze. This review was not concluded, due to (1) the changes that took place in the Portuguese market during 2013 (e.g., the merger between ZON and Optimus and investments initiated by Vodafone and Altice to expand their optical fiber and cable networks), and (2) the publication in September 2013 of the EC’s recommendation on NGA non-discrimination and costing methodologies.

In 2014, the publicly funded rural NGAs started their operations. Also, in June 2014, PT Portugal and Vodafone reached a commercial co-investment agreement on FTTH which will ensure the expansion of the total fiber footprint in Portugal and the existence of at least three different NGA operators competing across that geography. In light of these developments, we believe the impetus to impose specific fiber regulation on PT Portugal has been substantially reduced. We expect ANACOM to commence a new consultation on Markets 3a and 3b during 2015.

Market 4 and Market 13/2003 Reference Offers

PT Portugal’s Leased Lines Reference Offer (oferta de referência de circuitos alugados), or ORCA, sets forth the characteristics and the technical and commercial conditions associated with the provision of leased circuits by PT Portugal in the wholesale markets. PT Portugal’s Ethernet Accesses Reference Offer (oferta de referência de circuitos Ethernet), or ORCE, sets forth the characteristics and the technical and commercial conditions associated with the provision of Ethernet circuits by PT Portugal in the wholesale markets.

Following a 2010 decision by ANACOM on leased line markets, the retail leased line market was deregulated. However, for Market 4 and the wholesale market for leased lines – trunk segments (Market 13 under the 2003 EC Recommendation on Relevant Markets), or Market 13/2003, on routes designated “NC,” in which PT Portugal has been declared an operator with significant market power, ANACOM decided to make Ethernet circuits subject to a retail-minus rule (which remains undefined by ANACOM).

In July 2012, ANACOM approved a final draft decision amending PT Portugal’s ORCA and ORCE to reduce the wholesale prices under these reference offers, and provided the draft decision to the EC (which has stated it had no comment on the decision), BEREC and the national regulatory authorities of other Member States of the EU. PT

Portugal has challenged this decision before the courts, arguing that the decision was illegal because ANACOM’s decision was not supported by real data.

In December 2014, ANACOM commenced a public consultation on the re-analysis of Market 4. As a result of this re-analysis, PT Portugal may be subjected to significant price reductions in its wholesale leased lines business on its Continente – Açores – Madeira routes. As of the date of this annual report, a final decision ANACOM with respect to this re-analysis is pending.

Market 2 Termination Rates

The regulation of Market 2 establishes a price control obligation on wholesale voice call termination services. Following EC recommendations on the regulatory treatment of fixed and mobile termination rates in the EU, this price control results in a cost-oriented price cap determined by a BU-LRIC cost model.

In April 2012, ANACOM set the termination rates to be applied in Market 2. In accordance with ANACOM’s decision, the cost model for mobile termination set the maximum prices to be applied by the three Portuguese mobile operators considered to have significant market power at €0.0127 per minute, to be billed per second from the first second and independent of the origin of the call.

ANACOM has proposed a further decrease of the maximum termination rate to €0.0083 in 2015. A draft decision regarding mobile termination rates is currently pending, and comments may be submitted until mid-May 2015.

Interconnection Regulation

The Interconnection Framework

The EU Access and Interconnection Directive requires that interconnection services be made available in a non-discriminatory manner. The EU Access and Interconnection Directive encourages commercial negotiations among operators but requires national regulatory authorities to establish mechanisms for effective dispute resolution. Under the EU Access and Interconnection Directive, all telecommunications companies with significant market power in the call origination or termination markets must:

•	make interconnection access to their networks available to other network operators;

•	not discriminate between interconnection customers;

•	provide to those requesting interconnection the information and technical specifications necessary for them to interconnect their networks;

•	offer interconnection prices that are transparent and cost-oriented and do not discriminate between interconnection customers; and

•	maintain a separate accounting system for interconnection activities.

The EU Access and Interconnection Directive established the general conditions for access and interconnection among telecommunications operators in competitive markets. It guarantees the rights of new entrants to obtain interconnection from telecommunications operators with significant market power. ANACOM is entitled to review and modify PT Portugal’s proposed interconnection rates and arrangements in its reference interconnection offer. ANACOM has established an overall interconnection framework based on cost and consistent with the EU legal framework for both wireline and mobile services.

Wireline Interconnection

ANACOM regulates services in Market 1 within the scope of market analysis and significant market power designations. ANACOM has declared that PT Portugal has significant market power in these markets. As a result, PT Portugal is subject to price controls in these markets that follow EC recommendations on the regulatory treatment of fixed and mobile termination rates in the EU, resulting in a cost-oriented price cap determined by a BU-LRIC cost model.

In March 2013, ANACOM published a draft decision regarding Market 1 proposing to set an average symmetrical FTR of €0.001091 per minute from October 1, 2013 to July 1, 2014, corresponding to the average FTR of the countries that had already defined their call termination rates at a fixed location based on the pure BU-LRIC cost models recommended by the EC.

In July 2013, ANACOM notified the EC of a draft decision on the same lines as the draft decision that it submitted to a public consultation in March 2013, but proposing therein an average termination rate of €0.001114 per minute, which resulted from an update to the benchmark. In the draft decision notified to the EC, ANACOM imposed on PT Portugal an obligation to submit, within 12 months, a proposal for access and IP interconnection.

However, in August 2013, ANACOM decided to withdraw its draft decision as a consequence of the serious doubts raised by the EC, particularly regarding the inexistence of a symmetric obligation of IP interconnection imposed upon all operators with significant market power. Having taken into consideration the EC comments, in August 2013, ANACOM imposed provisional and urgent measures that determined the maximum average prices to be applied by the operators designated as having significant market power in Market 1 should be:

•	On October 1, 2013: €0.001114 per minute (the prices to be applied by PT Portugal in the three interconnection levels were calculated taking into account the weight of traffic in each level, so that, globally, this average price is reached).

•	From July 1, 2014: the maximum average prices will be set using a pure LRIC cost model, As of the date of this annual report, the pure LRIC cost model has not been finalized.

Some operators interpreted this decision in different ways, recreating situations of tariff asymmetry, which led ANACOM to adopt new and urgent provisional measures in November 2013, with effect from December 1, 2013, clarifying that if operators choose to define a simplified tariff with only one price level, that price cannot be higher than the average reference price, and that if they choose a structured tariff, with various levels of interconnection, they must provide a local interconnection price level, so that it is possible to deliver on that level the termination traffic to all customers of the operator.

In July 2014, ANACOM commenced a consultation to review Market 1 that includes a symmetric obligation to ensure IP interconnection, and on the implementation of the pure LRIC model, proposing to set a fixed symmetric termination rate of €0.00068. As of the date of this annual report, ANACOM’s decision following this consultation is pending.

Retail Rate Regulation

Tariffs for Mobile Telephone Services

Mobile Origination Tarriffs

In January 2012, the Portuguese Competition Authority completed an analysis on mobile rates for originating calls, finding origination rates to be excessive and stating that mobile operators must reduce their rates to the level of their costs by July 2012 or face the possibility of being sanctioned. All three mobile network operators in Portugal decided to reduce their mobile origination rates to between €0.07 and €0.0975 per minute and PT Portugal does not expect any subsequent action from the Portuguese Competition Authority.

Roaming Tariffs

The EC regulates the roaming charges that may be charged in the wholesale and retail markets in Europe. These regulations extend to data and SMS messaging. In July 2012, the previous roaming regulations were replaced by new regulations, known as “Roaming III,” which will expire in June 2022. In addition to setting maximum voice roaming rates (subject to a glide path) that may be charged with respect to the wholesale market, retail market, data and SMS, Roaming III also features (1) extended transparency and consumer-protection measures that go beyond the EU territory, (2) a cap on retail data roaming communications, (3) the introduction of an obligation for mobile operators in the wholesale market to provide reasonable network access in order to allow roaming services and (4) the decoupling of roaming services from other services, while enabling a consumer to use the same number.

On July 1, 2013, new price caps, that were valid until July 2014, entered into force:

•	For voice calls, at the retail level: € 0.24/min for outgoing calls and €0.07/min for incoming calls. At the wholesale level: € 0.10 for incoming calls;

•	For outgoing SMS: € 0.08 (retail) and € 0.02 (wholesale); and

•	For data traffic: € 0.45/MB (retail) and € 0.15/MB (wholesale).

As of July 1, 2014 the price caps, valid until June 30, 2017 (retail level) and June 30, 2022 (wholesale level), if not revised before, were:

•	For voice calls, at the retail level: €0.19/min for outgoing calls and €0.05/min for incoming calls. At the wholesale level: €0.05 for incoming calls;

•	For outgoing SMS, €0.06 ( retail ) and €0.02 (wholesale); and

•	For data traffic: €0.20/MB (retail) and €0.05/MB (wholesale).

In March 2013, BEREC published its guidelines on the interpretation and implementation of Roaming III, except with regard to Articles 3, 4 and 5 concerning the wholesale access and the separate sale of roaming services. Issues concerning wholesale access had already been subject of specific guidelines, published in September 2012, and the separate roaming services (single IMSI and LBO—Local break-out) sale was also the subject of specific guidance published in July 2013.

In addition, the EC’s proposed “Single Telecom Market” legislation could lead to the elimination of roaming charges for calls within the EU.

Regulations Applicable to Pay-TV Operators and Providers of Video-on-Demand Services

In September 2012, Portuguese Law No. 55/2012, the Cinema Law, became effective. The Cinema Law establishes principles for the promotion, development and protection of the art of cinema and cinematographic and audio-visual activities, and imposes obligations on television distributers and operators of video-on-demand services. The Cinema Law was amended on May 19, 2014 by Portuguese Law No. 28/2014. Under the amended Cinema Law, Pay-TV operators must pay a fee to the Portuguese government of €2.00 euros per subscriber per year until 2019, when this fee will be reduced to €1.75 euros per subscriber per year. Under the amended Cinema Law, ANACOM will contribute an amount equal to 75% of the amount paid by the Pay-TV operators to the financing of cinema and audiovisual productions.

In August 2013, the Portuguese Cinema and Audiovisual Institute (Instituto do Cinema e do Audiovisual), or ICA, adopted regulations under the Cinema Law that, among other things, establishes the obligations of the providers of on demand audiovisual media services (1) to invest 1% of video-on-demand services revenues in film production, (2) to report to ICA on or prior to June 30 of each year the video-on-demand services revenues earned in the prior year, (3) to report to ICA on or prior to January 31 of the year following the year to which the investment relates: (a) the title, type and genre of each creative national film work that was the object of an investment; (b) the identification of the independent producers, author and other rights holders of such works; (c) the amount and type of investment made in each work; and (d) the demonstration of the actual costs with the creation of an area devoted to national works.

Regulations Applicable to Providers of Internet and Cloud Computing Services

Internet Access

As a result of past ANACOM decisions, PT Portugal offers two access regimes to ISPs: (1) the Reference Offer for Internet Access, which includes two alternative pricing methods, primarily a monthly flat rate and a per minute origination charge, and under which the connection of the ISP’s infrastructure to PT Portugal’s fixed line network is based on DSS1 signaling, and (2) the Reference Interconnection Offer, which includes a pricing method based on call origination, under which the connection of the ISP’s infrastructure to PT Portugal’s fixed line network is based on Signaling System No. 7 (SS7) protocols. The ISPs determine which regime will apply to their arrangements to connect with PT Portugal’s fixed line network.

Internet and Related Services

Various regulatory developments may affect PT Portugal’s internet business. A Data Protection Directive was adopted by the EC in 2006, imposing data-retention obligations on operators. The law implementing this directive requires internet service providers and other electronic communications providers to preserve data for a specified period of time and imposes other obligations in this area.

Cloud Computing

In September 2012, the EC issued a review of cloud computing in Europe with the goal of enabling and facilitating its adoption throughout all sectors of the economy, thereby cutting information and communications technology, or ICT, costs and boosting productivity, growth and jobs. The EC put forward a set of measures that it stated were key to promoting cloud computing and ensuring users’ rights.

In December 2012, the Directorate-General for Justice organized a workshop on cloud computing contracts, with the purpose of exploring stakeholders’ experiences and views on cloud computing contracts with the EC. The EC and stakeholders discussed possible future developments of the market, issues relating to cloud computing contracts, based on existing practice, the economic impact of these issues in cloud computing contracts and the possible ways forward. The EC considered the workshop a first step to find precise feasible mandate for an expert group that was formed in September 2013 to address cloud computing issues pertaining to fair and balanced contract terms, trust of customers and users and increased legal certainty.

Universal Service Concession Regime

Universal Service Concessions

Under the Portuguese regulatory framework, the Portuguese Ministry of Finance, Economy and Employment periodically conducts public tenders to designate universal service providers for the following functions:

•	connection to a public telecommunications network at a fixed location and the provision of public telephone services;

•	publicly available telephones (payphones); and

•	comprehensive directory and directory inquiry services.

Upon the completion of these public tenders, concessions to provide universal services are granted for each service for three geographic regions: North, Center and South and Islands. Universal service providers are obligated to provide access to the fixed line telephony and telephony services, under a technological neutrality rule and subject to price cap control of CPI-2.75%.

In the most recent public tender:

•	NOS was designated as universal service provider for connection to a public telecommunications network at a fixed location and the provision of public telephone services. NOS’ concession has a term that expires in June 2019. PT Portugal was the universal service provider for these services from 1995 to May 2014.

•	PT Portugal was designated as universal service provider for publicly available telephones. PT Portugal’s concession has a term that expires in April 2019.

Because no bids were presented in the public tender for comprehensive directory and directory inquiry services, the Portuguese government initiated a direct award procedure for a concession to provide these services for a period of 12 months, with the possibility of such period being extended for an additional six months. PT Portugal was awarded a concession to provide these services that expired in February 2015 and was renewed until August 2015.

Compensation Fund for Universal Service Providers

Under the Portuguese Law No. 35/2012, each telecommunications provider is required to contribute to a compensation fund for universal service providers according to its share of the revenues of the Portuguese telecommunications sector. This fund is used to compensate the universal service providers for the net costs of providing the services under the universal service obligation. The contributions depend on the amount of the Net Costs of the Universal Service, or NCUS, calculated by ANACOM. ANACOM has not yet calculated the NCUS for 2012, 2013 or 2014.

Environmental and Other Regulatory Matters in Brazil

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

Our inbound and outbound roaming services with MTN Irancell were launched commercially in October and November 2012, respectively. During 2014, we recorded revenues of US$2,311 and expenses of US$660 in connection with this roaming agreement.

Prior to our acquisition of PT Portugal in May 2014, MEO entered into roaming agreements with MTN Irancell. Pursuant to such roaming agreement, our customers are able to roam on the Iranian network (outbound roaming), and customers of such Iranian operators are able to roam on MEO’s network (inbound roaming). For outbound roaming, we pay the Iranian operator roaming fees for use of its network by our customers, and for inbound roaming the Iranian operator pays MEO roaming fees for use of its network by the Iranian operator’s customers.

In 2014, in connection with the above mentioned roaming agreements entered into with MTN Irancell, MEO recorded gross revenues of €813 and operating costs of €6,831, corresponding to a net loss after tax of €4,634. In addition to these transactions, MEO also incurred expenses amounting to €2,431 in 2014 with the Mobile Company of Iran, corresponding to a net loss after tax of €1,872.

We do not maintain any bank accounts in Iran. All payments in connection with our international roaming agreements are effected through our bank accounts in London and Lisbon.

The purpose of all of these agreements is to provide our customers with coverage in areas where we do not own networks. For that purpose, we intend to continue maintaining these agreements.

We also provide telecommunications services in the ordinary course of business to the Embassy of Iran in Lisbon, Portugal. We recorded gross revenues and net profits of less than €10,000 from these services in 2014. As one of the primary providers of telecommunications services in Lisbon, Portugal, we intend to continue providing such services, as we do to the embassies of many other nations.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements as of December 31, 2014 and 2013 and for the three years ended December 31, 2014, which are included in this annual report, as well as with the information presented under the sections entitled “Presentation of Financial and Other Information” and “Item 3. Key Information—Selected Financial Information.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 3. Key Information—Risk Factors.”

Overview

We are an integrated telecommunications service provider, with operations in Brazil, Portugal, Africatel and Asia. In May 2014, we acquired all of the operating assets then held by PT SGPS, except interests held directly or indirectly in TmarPart and our company, and all of PT SGPS’ liabilities as of the date of the acquisition. As a result, we hold significant interests in telecommunications companies in Portugal as well as Angola, Cape Verde, Namibia, São Tomé and Principe in Africa and Timor Leste in Asia. In 2014, we recorded net operating revenue of R$28,247 million and net loss of R$4,406 million.

On December 9, 2014, we entered into the PTP Share Purchase Agreement under which we have agreed to sell all of the share capital of PT Portugal to Altice Portugal. As a result, we record our operations in Portugal as discontinued operations in our financial statements. We expect to complete the sale of these operations during the second quarter of 2015.

On September 17, 2014, our board of directors authorized our management to take the necessary measures to market our shares in Africatel, representing 75% of the share capital of Africatel. As a result, we record our interest in Africatel as held-for-sale. Due to the many risks involved in the ownership of these interests, particularly our interest in Unitel, we cannot predict when a sale of these assets may be completed.

Our results of operations and financial condition have been and will be significantly influenced in future periods by the corporate reorganization of our company, TNL, Telemar and Coari described under “Item 4. Information on the Company—Our Recent History and Development—Corporate Reorganization of TNL, Telemar and Our Company,” the Oi capital increase including the acquisition of PT Portugal described under “Item 4. Information on the Company—Our Recent History and Development—Oi Capital Increase and Acquisition of PT Portugal,” the PT Exchange described under “Item 4. Information on the Company—Our Recent History and Development—Rio Forte Defaults and PT Exchange,” and our pending disposition of the Portuguese business of PT Portugal described under “Item 4. Information on the Company—Our Recent History and Development—Proposed Sale of PT Portugal.” In addition, our results of operations for the years ended December 31, 2014, 2013 and 2012 and our financial condition as of December 31, 2014 and 2013 have been influenced, and our future results of operations and financial condition will continue to be influenced, by a variety of factors, including:

•	the rate of growth of Brazilian GDP, which grew by an estimated 0.1% in 2014, and grew by 2.3% in 2013 and 0.9% in 2012, which we believe affects demand for our services and, consequently, our net operating revenue;

•	the number of our fixed lines in service, which declined to 15.8 million as of December 31, 2014 (excluding fixed-line customers of our discontinued operations) from 16.9 million as of December 31, 2013, and the percentage of our fixed-line customers that subscribe to our alternative plans which increased to 84.5% as of December 31, 2014 from 80.5% as of December 31, 2013;

•	the number of our mobile customers, which increased to 50.9 million as of December 31, 2014 (excluding fixed-line customers of our discontinued operations) from 50.2 million as of December 31, 2013;

•	the number of our fixed-line customers that subscribe to our broadband services, which remained stable at 5.9 million as of December 31, 2014 (excluding fixed-line customers of our discontinued operations) and December 31, 2013;

•	the number of our Pay-TV customers, which increased to 1.2 million as of December 31, 2014 (excluding fixed-line customers of our discontinued operations) from 0.8 million as of December 31, 2013;

•	the increased competition in the Brazilian market for telecommunications services, which affects the amount of the discounts that we offer on our service rates and the quantity of services that we offer at promotional rates;

•	inflation rates in Brazil, which were 5.72% in 2014 and 4.90% in 2013, as measured by the IST, and the resulting adjustments to our regulated rates in Brazil, as well as the effects of inflation on our real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation;

•	our compliance with our quality of service obligations under the General Plan on Quality Goals and our network expansion and modernization obligations under the General Plan on Universal Service Goals and our concession agreements, the amount of the fines assessed against us by ANATEL for alleged failures to meet these obligations and our success in challenging fines that we believe are assessed in error;

•	changes in the real/U.S. dollar exchange rate, including the 13.4% depreciation of the real against the U.S. dollar during 2014 and the 14.6% depreciation of the real against the U.S. dollar during 2013, which has affected our financial expenses as a result of exchange variations on our indebtedness denominated in U.S. dollars, and the cost in reais of a substantial portion of the network equipment that we purchase for our capital expenditure projects, the prices of which are denominated in U.S. dollars or are U.S. dollar-linked; and

•	the level of our outstanding indebtedness, fluctuations in LIBOR and benchmark interest rates in Brazil, principally the CDI rate and the TJLP rate, which affects our interest expenses on our floating rate debt.

Our financial condition and liquidity is influenced by a variety of factors, including:

•	our ability to generate cash flows from our operations;

•	prevailing Brazilian and international interest rates, which affect our debt service requirements;

•	our ability to borrow funds from Brazilian and international financial institutions and to sell our debt securities in the Brazilian securities markets, which is influenced by a number of factors discussed below;

•	the success of our program to monetize non-core assets;

•	our capital expenditure requirements, primarily relating to a variety of projects designed to expand and upgrade our data transmission networks, our mobile services networks, our voice transmission networks, our information technology equipment and our telecommunications services infrastructure; and

•	the requirement under the Brazilian Corporation Law and our by-laws that we pay dividends on an annual basis in an amount equal to at least 25% of our adjusted net income, unless our board of directors deems it inconsistent with our financial position.

Corporate Reorganization

On February 27, 2012, the shareholders of TNL, Telemar, Coari and Brasil Telecom approved a series of transactions including:

•	a split-off (cisão) and merger of shares (incorporação de ações) under Brazilian law in which:

•	Telemar transferred its shares of Coari to Coari;

•	Coari assumed a portion of the liabilities of Telemar, which became joint and several liabilities of Telemar and Coari or obligations of Coari guaranteed by Telemar;

•	Coari issued one common share and/or one preferred share to the holders of Telemar common and preferred shares (other than the shares of holders who exercised their withdrawal rights with respect to such shares) in exchange for each of their common and preferred shares of Telemar, respectively; and

•	Coari retained the Telemar shares exchanged for Coari shares and as a result, Telemar became a wholly-owned subsidiary of Coari;

•	a merger (incorporação) under Brazilian law of Coari with and into our company, with our company as the surviving company, which we refer to as the Coari merger, in which:

•	each issued and then outstanding share of Brasil Telecom held by Coari and all Coari shares held in treasury were cancelled;

•	each issued and then outstanding common share of Coari was converted automatically into 51.149 common shares of Brasil Telecom;

•	each issued and then outstanding preferred share of Coari was converted automatically into 3.904 common shares of Brasil Telecom and 40.034 preferred shares of Brasil Telecom;

•	Coari ceased to exist; and

•	Telemar became a wholly-owned subsidiary of Brasil Telecom; and

•	a merger (incorporação) under Brazilian law of TNL with and into our company, with our company as the surviving company, which we refer to as the TNL merger, in which:

•	each TNL share held in treasury prior to the TNL merger was cancelled, and each issued and then outstanding share of Brasil Telecom held by TNL was cancelled, other than 2,464,787 common shares of Brasil Telecom, which were transferred to the treasury of Brasil Telecom;

•	each issued and then outstanding common share of TNL (other than common shares held by shareholders who exercised their withdrawal rights with respect to such common shares) was converted automatically into 23.122 common shares of Brasil Telecom;

•	each issued and then outstanding preferred share of TNL was converted automatically into 1.879 common shares of Brasil Telecom and 19.262 preferred shares of Brasil Telecom; and

•	TNL ceased to exist.

In addition, on February 27, 2012, our shareholders approved:

•	the issuance and distribution of (1) one Class B redeemable preferred share of our company to the holder of each of our common shares, and (2) one Class C redeemable preferred share of our company to the holder of each of our preferred shares; and

•	the redemption of each Class B redeemable preferred share and Class C redeemable preferred share at a redemption price equal to R$25.43282 per share, or an aggregate of R$1,502 million.

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

Oi Capital Increase and Acquisition of PT Portugal

On October 1, 2013, we entered into a memorandum of understanding, or the Memorandum of Understanding, with PT SGPS, AG Telecom, LF Tel, PASA, EDSP, Bratel Brasil, BES and Ongoing, in which we and they agreed to the principles governing a series of transactions, including a business combination involving three principal components:

•	A capital increase of our company that was concluded on May 5, 2014 in which we issued 121,674,063 of our common shares and 280,483,641 of our preferred shares for an aggregate amount of R$8,250 million in cash, and 104,580,393 of our common shares and 172,025,273 of our preferred shares to PT SGPS in exchange for the contribution by PT SGPS to our company of all of the shares of its subsidiary PT Portugal.

•	A proposed merger of shares under Brazilian law, a Brazilian transaction in which, subject to the approvals of the holders of voting shares of our company and TmarPart, (1) each issued and then outstanding common share of our company not owned by TmarPart was to be converted automatically into one TmarPart common share, (2) each issued and then outstanding preferred share of our company not owned by TmarPart was to be converted automatically into 0.9211 TmarPart common shares, and (3) we were to become a wholly-owned subsidiary of TmarPart; this proposed merger of shares was subsequently abandoned.

•	a proposed merger (incorporação) under Portuguese and Brazilian law of PT SGPS with and into TmarPart, with TmarPart as the surviving company in which the shareholders of PT SGPS were to receive an aggregate number of TmarPart shares equal to the number of TmarPart shares held by PT SGPS immediately prior to the merger; this proposed merger was subsequently abandoned.

In May 2014, we completed the Oi capital increase in which we issued:

•	121,674,063 of our common shares and 280,483,641 of our preferred shares for an aggregate of R$8,250 million; and

•	104,580,393 of our common shares and 172,025,273 of our preferred shares to PT SGPS in exchange for the contribution by PT SGPS to us of all of the outstanding shares of PT Portugal.

For more information about the Oi capital increase, see “Item 4. Information on the Company—Our Recent History and Development— Oi Capital Increase and Acquisition of PT Portugal.” For more information about the assets and businesses of PT Portugal acquired in the Oi capital increase, see “Item 4. Information on Our Company—Operations in Portugal” and “Item 4. Information on Our Company—Operations in Africa.”

Rio Forte Defaults and PT Exchange

Subsequent to the acquisition of PT Portugal on May 5, 2014, we discovered that (1) PT Portugal had subscribed to €200 million principal amount of commercial paper of Rio Forte that matured in July 2014, and (2) PTIF, which has been a wholly-owned subsidiary of PT Portugal at all times since May 5, 2014, had subscribed to

€697 million principal amount of commercial paper of Rio Forte that matured in July 2014. As a result of our acquisition of PT Portugal as part of the Oi capital increase, we became the creditor under this commercial paper.

On July 15 and 17, 2014, Rio Forte defaulted on the commercial paper held by PT Portugal and PTIF. On September 8, 2014, we, TmarPart, PT SGPS, PT Portugal and PTIF entered into the PT Exchange Agreement and the PT Option Agreement. Under the PT Exchange Agreement, PT Portugal and PTIF agreed to transfer the defaulted Rio Forte commercial paper to PT SGPS and PT SGPS agreed to deliver to PT Portugal and PTIF an aggregate of 47,434,872 of our common shares and 94,869,744 of our preferred shares, representing 16.9% of our outstanding share capital, including 17.1% of our outstanding voting capital prior to giving effect to the exchange.

On March 24, 2015, PT Portugal assigned its rights under the PT Exchange Agreement and the PT Option Agreement to PTIF. On March 27, 2015, PT Portugal assigned all of its rights and obligations under the Rio Forte commercial paper that it owned to PTIF. On March 30, 2015, the transactions contemplated by the Exchange Agreement were completed through the transfer of Rio Forte commercial paper in the aggregate amount of €897 million to PT SGPS in exchange for 47,434,872 of our common shares and 94,869,744 of our preferred shares.

Under the PT Option Agreement, PTIF has granted to PT SGPS an option to acquire 47,434,872 of our common shares and 94,869,744 of our preferred shares.

For more information about the PT Exchange and the PT Option, see “Item 4. Information on the Company—Our Recent History and Development—Rio Forte Defaults and PT Exchange.”

Proposed Sale of PT Portugal

Based on a reevaluation of our business strategy following these events, we determined that it was in the best interest of our company to dispose of PT Portugal and we commenced a sale process which led to the execution on December 9, 2014 of a Share Purchase Agreement among Oi, Altice Portugal and Altice. Under the PTP Share Purchase Agreement, we have agreed to sell all of the share capital of PT Portugal to Altice Portugal for a purchase price equal to the enterprise value of PT Portugal of €6,900 million, subject to adjustments based on the financial debt, cash and working capital of PT Portugal on the closing date, plus an additional earn-out amount of €500 million in the event that the consolidated revenues of PT Portugal and its subsidiaries (as of the closing date) for any single year between the year ending December 31, 2015 and the year ending December 31, 2019 is equal to or exceeds € 2,750 million.

The closing under the PTP Share Purchase Agreement is conditioned on, among other things:

•	The completion of a PT Portugal reorganization in a manner that will result in our retaining:

•	100% of the share capital of PTIF;

•	100% of the share capital of PT Participações, which will hold the direct and indirect interests that we currently hold in Africatel TPT;

•	100% of the share capital of PTII;

•	100% of the share capital of CVTEL; and

•	100% of the share capital of Carrigans.

•	The release of PT Portugal from its obligations under a variety of debt instruments to which it is a party.

Altice has informed us that on April 20, 2015, the European Commission declared the purchase and sale of PT Portugal was cleared on the condition that Altice sells its interest in Cabovisão and Oni Telecom. The European Commission also rejected the request previously made by the Portuguese Competition Authority to analyse and review the transaction. On the same date, the Portuguese Insurance and Pension Funds Supervisory Authority also issued a decision of non-opposition to the indirect acquisition by Altice Portugal of a qualifying holding in PT Portugal’s subsidiary Previsão – Sociedade Gestora de Fundos de Pensões, S.A.

Although some of the conditions to the closing under the PTP Share Purchase Agreement are beyond our control, we expect that the closing of this sale will occur during the second quarter of 2015. For more information on the proposed sale of PT Portugal and the PTP Share Purchase Agreement, see “Item 4. Information on the Company—Our Recent History and Development—Proposed Sale of PT Portugal.”

Financial Presentation and Accounting Policies

Presentation of Financial Statements

We have prepared our consolidated financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 in accordance with Brazilian GAAP, which differs in certain important respects from U.S. GAAP. Differences between Brazilian GAAP and U.S. GAAP where applicable to our company are summarized in note 30 to our audited consolidated financial statements included in this annual report.

Business Segments and Presentation of Segment Financial Data

As a result of our acquisition of PT Portugal, we have consolidated the results of PT Portugal and its subsidiaries into our financial statements as from May 5, 2014. Following our acquisition of PT Portugal, we implemented a new organizational structure that we believe reflects our business activities and corresponds to our principal services. As a result, we had two business units and reported our results in two corresponding segments to reflect this organizational structure:

•	Telecommunications in Brazil—This segment includes our services in Brazil, Africa and Asia, including operations that were reported as part of our Fixed-Line and Data Transmission Services, Mobile Services and Other Services segments in prior periods. Prior to our acquisition of PT Portugal, we accounted for our operations under three segments: Fixed-Line and Data Transmission Services, Mobile Services, and Other Services. As a result of our implementation of our new organizational structure, our three previously existing segments have been combined into our Telecommunications in Brazil segment.

•	Telecommunications in Portugal—This segment included our services in Portugal, consisting of the operations conducted by PT Portugal’s subsidiaries PT Comunicações, Meo, PT Inovação e Sistemas and PT Data Center, which, as a result of our acquisition of all of the outstanding share capital of PT Portugal on May 5, 2014, we have consolidated as from May 5, 2014. As a result of our decision to sell our Portuguese operations, we now account for these operations as discontinued operations and no longer report results of this segment.

Following our decision to sell PT Portugal, we have reclassified the operations conducted by our Telecommunications in Portugal segment as discontinued operations and as of and for the year ended December 31, 2014 report only one segment – our Telecommunications in Brazil segment. Within our Telecommunications in Brazil segment, our management assesses revenue generation based on customer segmentation into the following categories:

•	Residential Services, focused on the sale of fixed telephony services, including voice services, data communication services (broadband), and Pay-TV;

•	Personal Mobility, focused on the sale of mobile telephony services to post-paid and pre-paid customers that include voice services and data communication services; and

•	SMEs/Corporate, which includes corporate solutions offered to our small, medium-sized, and large corporate customers, including voice services and corporate data solutions.

We evaluate and manage business segment performance based on information prepared in accordance with Brazilian GAAP, and, accordingly, the segment data included in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Oi” section is presented under Brazilian GAAP.

Critical Accounting Policies and Estimates

Our critical accounting policies and estimates described in note 2(c) to our consolidated financial statements. In preparing our consolidated financial statements, we relied on estimates and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Critical accounting policies are those that are important to the portrayal of our consolidated financial position and results of operations and require management’s subjective and complex judgments, estimates and assumptions. The application of these critical accounting policies often requires judgments made by management regarding the effects of matters that are inherently uncertain with respect to our results of operations and the carrying value of our assets and liabilities. Our results of operations and financial position may differ from those set forth in our consolidated financial statements, if our actual experience differs from management’s assumptions and estimates. In order to provide an understanding of our critical accounting policies, including some of the variables and assumptions underlying the estimates, and the sensitivity of those assumptions and estimates to different parameters and conditions, we set forth below a discussion of our critical accounting policies relating to:

•	revenue recognition and trade receivables;

•	provision for doubtful accounts;

•	depreciation of property, plant and equipment;

•	impairment of long-lived assets;

•	provisions;

•	fair value of derivative financial instruments and other financial instruments;

•	deferred income taxes and social contribution;

•	employee benefits; and

•	amortization of intangible assets.

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

Provision for Doubtful Accounts

Our provision for doubtful accounts is established in order to recognize probable losses on accounts receivable and takes into account limitations we impose to restrict the provision of services to customers with past-due accounts and actions we take to collect delinquent accounts. We include government entities, corporate customers and other telecommunications service providers in the basis for our calculation of the provision for doubtful accounts. For additional information regarding our provision for doubtful accounts, see note 9 to our consolidated financial statements.

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

Depreciation of Property, Plant and Equipment

We depreciate property, plant and equipment using the straight-line method at rates we judge compatible with the useful lives of the underlying assets. The depreciation rates of our most significant assets are presented in note 14 to our consolidated financial statements. The useful lives of assets in certain categories may vary based on whether they are used primarily to provide fixed-line or mobile services. We review the estimated useful lives of the assets taking into consideration technical obsolescence and a valuation by outside experts.

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

We have not recorded any impairment of our long-lived assets during the three years ended December 31, 2014.

Provisions

We recognize provisions for losses in labor, tax and civil proceedings, as well as administrative proceedings. The recognition of a provision is based on the assessment of the risk of loss made for each proceeding, which includes assessing available evidence and recent decisions.

We classify our risk of loss in legal proceedings as remote, possible or probable. Provisions recorded in our consolidated financial statements in connection with these proceedings reflect reasonably estimated losses at the relevant date as determined by our management after consultation with our general counsel and the outside legal counsel. As discussed in note 21 to our consolidated financial statements, we record as a liability our estimate of the costs of resolution of such claims, when we consider our losses probable. We continually evaluate the provisions based on changes in relevant facts, circumstances and events, such as judicial decisions, that may impact the estimates, which could have a material impact on our results of operations and shareholders’ equity. While management believes that the current provision is adequate, it is possible that our assumptions used to estimate the provision and, therefore, our estimates of loss in respect of any given contingency will change in the future based on changes in the relevant situation. This may therefore result in changes in future provisioning for legal claims. For more information regarding material pending claims against our company, see “Item 8. Financial Information—Legal Proceedings” and note 21 to our consolidated financial statements.

Fair Value of Derivative Financial Instruments and Other Financial Instruments

We recognize derivative financial instruments at fair value based on future cash flow estimates associated with each instrument contracted. The financial assets available for sale related to our investment in Unitel have been valued at fair value according to the operating assets used as basis in the valuation related to the Oi capital increase. Our estimates of future cash flows may not necessarily be indicative of the amounts that could be obtained in the current market. The use of different assumptions to measure the fair value could have a material effect on the amounts obtained and not necessarily be indicative of the cash amounts that we would receive or pay to settle such transactions.

As a result of the execution of the agreement for the sale of PT Portugal, we valued this investment at its fair value, as the lower of its carrying amount and its fair value less costs to sell. The fair value calculation assumptions of the investment in PT Portugal are subject to the adjustments usually adopted in similar transactions.

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

Principal Factors Affecting Our Financial Condition and Results of Operations

Effects of Investment in and Proposed Divestment of Portuguese Business of PT Portugal

We have accounted for the acquisition of all of the shares of PT Portugal by our company in exchange for our common shares and preferred shares in the Oi capital increase under the purchase method of accounting as a result of which we have recorded the assets and liabilities of PT Portugal on our balance sheet based on the fair value of the identifiable assets acquired and liabilities assumed. We have prepared a purchase price allocation under which we adjusted the carrying values of certain of the assets and liabilities of PT Portugal.

The following table sets forth the adjustments to market value made in the context of the allocation of the fair values of identifiable assets and liabilities of PT Portugal.

	Carrying Value		Adjustments to market value		Fair Value
	(in millions of reais)
List of residential segment customers	R$	40	R$	738	R$	778
List of personal mobile segment customers		94		1,642		1,736
List of corporate segment customers		37		665		701
Mobile licenses of the operations in Portugal		1,037		103		1,140

Adjustments of intangible assets to market value	R$	1,208		3,147	R$	4,355
Property, plant and equipment of operations in Portugal				608

Adjustments to market value before taxes				3,755
Effects of taxation				(1,012)

Total adjustments to market value net of taxes			R$	2,743

The following table shows the total acquisition price for, and the goodwill arising on, the acquisition of PT Portugal.

	(in millions of reais)
Equity instruments issued	R$	5,710
Fair value of the stake previously held by our company in Portugal Telecom		571
Non-controlling interests		1,478
Less: fair value of assets acquired and liabilities assumed		(2,816)

Goodwill determined on May 5, 2014	R$	10,575

For more information regarding the adjustments to market value of the assets and liabilities of PT Portugal and the goodwill we recorded on the completion of the acquisition of PT Portugal, see note 1 to our audited financial statements.

As a result of our decision to sell PT Portugal, the revenue and expenses of PT Portugal are presented in our income statement as discontinued operations. In addition, as a result of our decision to sell PT Portugal and its subsidiary Africatel, the assets and liabilities related to PT Portugal and Africatel were classified in our balance sheet as assets held for sale and liabilities of assets held for sale, respectively.

We recorded a loss from discontinued operations for 2014 of R$4,415 million, consisting of a loss from discontinued operations of R$250 million and an allowance for impairment loss at fair value of the PT Portugal investment and divesture-related expenses of R$4,164 million.

We recorded net operating revenue of discontinued operations of R$5,082 million for the period from our acquisition of PT Portugal on May 5, 2014 through December 31, 2014. Our profit on discontinued operations before financial expenses and taxes was R$390 million, or 7.7% of net operating revenue of discontinued operations. Financial expenses of our discontinued operations were R$694 million and we recorded an income tax and social contribution benefit on our discontinued operations was R$54 million. As a result, the loss for our discontinued operations for the year ended December 31, 2014 was R$250 million, or 4.9% of net operating revenue of discontinued operations.

In connection with the classification of the reclassification of the assets and liabilities related to PT Portugal and Africatel, we recorded an impairment loss as part of our loss from discontinued operations for 2014 on the investment in PT Portugal, in the amount of R$4,164 million resulting from the recognition of this asset at its fair value less expenses to sell. The sale price used to determine the impairment loss allowance corresponds to the unadjusted purchase price of R$22,267 million (€6,900 million) and liabilities on retirement and other benefits assumed by PT Portugal, amounting to R$3,872 million (€1,200 million).

Effects of Investment in Rio Forte Commercial Paper and PT Exchange

In preparing the purchase price allocation with respect to our acquisition of PT Portugal, we recognized the write-off of all commercial paper of Rio Forte owned by PT Portugal and PTIF on the date of acquisition and recorded as other assets a right to compensation receivable of R$2,763 million from PT SGPS, reflecting the face value of this commercial paper.

On March 24, 2015, PT Portugal assigned its rights under the PT Exchange Agreement and the PT Option Agreement to PTIF. On March 27, 2015, PT Portugal assigned all of its rights and obligations under the Rio Forte commercial paper that it owned to PTIF. On March 30, 2015, the transactions contemplated by the Exchange Agreement were completed through the transfer of Rio Forte commercial paper in the aggregate amount of €897 million to PT SGPS in exchange for 47,434,872 of our common shares and 94,869,744 of our preferred shares.

Rate of Growth of Brazil’s Gross Domestic Product and Demand for Telecommunications Services

As a Brazilian company with a substantial portion of our operations in Brazil, we are affected by economic conditions in Brazil. Brazilian GDP grew by an estimated 0.1% in 2014, and grew by 2.3% in 2013 and 0.9% in 2012. While we believe that growth in Brazil’s GDP stimulates demand for telecommunications services, we believe that demand for telecommunications services is relatively inelastic in periods of economic stagnation and that the effect on our revenues of low growth or a recession in Brazil would not be material under foreseeable scenarios. However, a substantial and prolonged deterioration of economic conditions in Brazil could have a material adverse effect on the number of subscribers to our services and the volume of usage of our services by our subscribers and, as a result, our net operating revenue.

Based on information available from ANATEL, the number of fixed lines in service in Brazil increased from 39.6 million as of December 31, 2004 to 45.0 million as of December 31, 2014, the latest date for which such information has been made available by ANATEL, and the number of mobile subscribers in Brazil increased from 65.6 million as of December 31, 2004 to 280.7 million as of December 31, 2014. Although the demand for telecommunications services has increased substantially during the past ten years, the tastes and preferences of Brazilian consumers of these services have shifted.

During the three-year period ended December 31, 2014, the number of mobile subscribers in Brazil has grown at an average rate of 5.0% per year while the number of fixed lines in service in Brazil during the three-year period ended December 31, 2014, has declined by an average rate of 1.5% per year. As the incumbent provider of fixed-line services and a provider of mobile services in our service areas, we are both a principal target and a beneficiary of this trend. During the three-year period ended December 31, 2014, the number of our mobile subscribers in Region II has grown at an average rate of 22.2% per year from 8.1 million at December 31, 2011 to 9.9 million at December 31, 2014 and the number of mobile subscribers in Region I has grown at an average rate of 13.3% per year from 27.1 million as of December 31, 2011 to 30.7 million at December 31, 2014, while the number of our fixed lines in service in Region II has declined by an average rate of 21.2% per year from 5.2 million at December 31, 2011 to 4.1 million at December 31, 2014 and the number of fixed lines in service in Region I of our subsidiary Telemar has declined by an average rate of 26.0% per year from 10.0 million at December 31, 2011 to 7.4 million at December 31, 2014.

Demand for Our Telecommunications Services

Demand for Our Local Fixed-Line Services

Brazil’s fixed-line penetration level is now similar to that of other countries with similar per capita income, and, as has happened in such other countries, the fixed-line telecommunications customer base has remained stable. Demand for local fixed-line services of our company has reached a plateau in recent years. Because the number of customers our company terminating their fixed-line services has exceeded new activations during this period, the number of our fixed lines in service in Region II declined by 0.8 million between December 31, 2011 and December 31, 2014 and the number of fixed lines in service in Region I of Telemar declined by 1.9 million. In addition, the new fixed lines that we have activated between December 31, 2011 and December 31, 2014 generally represent customers that have changed addresses or low-income customers from whom we generate revenues at a rate below our average revenue per customer.

We have sought to combat the general trend in the Brazilian telecommunications industry of substitution of mobile services in place of local fixed-line services by offering a variety of bundled pans that include mobile services, broadband services and Oi TV subscriptions to our fixed-line customers. As a result of these service offerings, we expect that the rate of decline in number of our fixed lines in service will be reduced. As of December 31, 2014, 7.6% of our fixed lines in service also subscribed for ADSL service. As of December 31, 2014, 43.1% of our local fixed-line customers subscribed for bundled service packages, which accounted for 27.5% of our post-paid mobile subscribers as each fixed-line subscriber may include multiple mobile devices in a bundled plan.

We are required under ANATEL regulations and our concession contracts to offer a basic service plan to our fixed-line residential customers that permits 200 minutes of usage of our fixed-line network to make local calls. A basic plan customer pays a monthly fee for this service, and when the customer makes local calls in excess of this limit, we charge the customer for the excess minutes on a per-minute basis. We offer alternative local fixed-line plans that include significantly larger numbers of minutes and charge higher monthly fees for these plans, although these monthly fees represent a discount from the amount that the customer would be charged under our basic plan if the customer used the number of minutes included in the alternative plan. As the number of our customers selecting these alternative plans has grown in response to our marketing and promotional efforts, we have recorded increased revenues for monthly subscription fees, offset by corresponding declines in revenues for the use of excess minutes. Subscribers to our alternative fixed-line plans represented 82.0% of our fixed lines in service as of December 31, 2014 as compared to 77.3% of the fixed lines in service of our company and Telemar as of December 31, 2011. We believe that our alternative local fixed-line plans contribute to a net increase in our local fixed-line revenue as many subscribers of our alternative fixed-line plans do not use their full monthly allocations of local minutes.

The substantial increase in the number of mobile service users in Brazil has also negatively impacted the use of our public telephones. As the incumbent local fixed-line service provider in Region I and Region II, we are required under ANATEL regulations and our concession contracts to meet specified targets with respect to the availability of public telephones throughout our concession area. However, as a larger portion of the population of Region I and Region II uses mobile handsets to make calls when not in proximity to a fixed-line telephone, use of public telephones of our company and Telemar declined by 85% from 2011 to 2014.

Demand for Our Mobile Services

Our customer base for mobile services has grown from 45.5 million at December 31, 2011 to 50.2 million at December 31, 2014. We believe that the primary reason that our customer base for mobile services has been the success of our marketing and promotion campaigns.

The market for mobile services is extremely competitive in each of the regions that we serve. During 2014, the average monthly churn rate of our mobile services segment was 4.1% per month. As a result, (1) we incur selling expenses in connection with marketing and sales efforts designed to retain existing mobile customers and attract new mobile customers, and (2) from time to time the discounts that we offer in connection with our promotional activities lead to charges against our gross operating revenue from mobile services. In addition, competitive pressures have in the past required us to introduce service plans under which the monthly and per-minute rates that we charge our mobile customers are lowered, reducing our average revenue per customer.

We expect our overall mobile services business to continue to grow in terms of its customer base, traffic volumes and revenues from value-added services. However, due to market saturation, we expect future growth in our mobile services business to occur at lower rates than we have historically achieved.

Demand for Our Data Transmission Services

Our broadband services customer base (including the broadband customers of Telemar prior to the corporate reorganization) has grown from 4.9 million at December 31, 2011 to 5.9 million as of December 31, 2014, primarily as a result of (1) our marketing and promotional campaigns, (2) the growth in the number of households in our fixed-line service areas that own personal computers, and (3) a shift in consumer preferences that has led an increasing number of our fixed-line customers to value the data transmission speeds available through our broadband services. We expect the number of our fixed-line customers that subscribe to our broadband services to continue to increase in the near term.

Effects of Expansion of Mobile Data Transmission Services

In December 2007, we acquired the authorizations and radio frequency licenses necessary for us to commence the offering of 3G services throughout Region II and TNL PCS acquired the authorizations and radio frequency licenses necessary for us to commence the offering of 2G services in the State of São Paulo and 3G services throughout Region I and Region III. In June 2012, we acquired the authorizations and radio frequency licenses necessary for us to commence the offering of 4G services throughout Brazil. During 2012, 2013 and 2014, we undertook extensive capital expenditure projects to install the network equipment necessary to expand our offerings of these services.

In 2014, our mobile data transmission services, consisting of 2G, 3G and 4G services to mobile handsets and mini-modems, captured approximately 702,000 net additions (calculated based on the number of subscribers at the end of a period less the number of subscribers at the beginning of that period). We increased the number of municipalities in which we offered 4G services to 45, covering 30.6% of the population of Brazil, as of December 31, 2014 from 24 municipalities, covering 23.1% of the population of Brazil, as of December 31, 2013, and we increased the number of municipalities in which we offered 3G services to 1,011, covering 69.4% of the population of Brazil, as of December 31, 2014 from 891 as of December 31, 2013. We expect that these services will generate significant additions to our mobile customer base and lead to long-term increases in our revenues and operating income before financial income (expenses) and taxes.

The aggregate cost of our 3G authorizations and radio frequency licenses and our 2G authorizations and radio frequency licenses in Region III was R$3,766 million, which we will pay to ANATEL in installments through 2023. The cost of our 4G authorizations and radio frequency licenses was R$368 million, which we will pay to ANATEL in installments through 2020.

During 2014, 2013 and 2012, Oi Mobile invested R$1,351 million, R$1,392 million and R$971 million, respectively, in the network equipment necessary to offer these services, which has increased in our depreciation expenses. We financed the purchase and installation of our network equipment through loans and vendor financing.

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

In December 2012, we sold our wholly-owned subsidiary Sumbe to São Paulo SPE Locação de Torres Ltda. for R$516 million. Sumbe owned approximately 1,200 communications towers and rooftop antennae used in our mobile services business. Contemporaneously with the sale of Sumbe, we entered into an operating lease agreement with a term of 15 years with Sumbe permitting us to continue to use space on these communications towers and rooftop antennae for our mobile services business

In August 2013, we completed the assignment of the right to use 4,226 fixed-line communications towers that formed part of our infrastructure for commercial operations by companies whose core operations consist of providing transmission tower and radiofrequency management and maintenance services. Upon the completion of these assignments, we received proceeds of approximately R$1,087 million. We have entered into agreements to lease the communications towers from the assignees for 20-year terms (renewable for another 20 years), effective upon completion of the assignments.

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

In March 2014, we sold all of our equity interests in Caryopoceae, our wholly-owned subsidiary, to SBA Torres Brasil, Ltda. for R$1,525 million. Caryopoceae owned 2,007 mobile telecommunications towers and rooftop antennae used in our mobile services business. Contemporaneously with the sale of this subsidiary, we entered into an operating lease with a 15-year term (renewable for another five years) with Caryopoceae permitting us to continue to use space on these communications towers for our mobile services business.

In December 2014, we sold all of our equity interests in Tupã Torres, our wholly-owned subsidiary, to SBA Torres Brasil, Ltda. for R$1,172 million. Tupã Torres owned 1,641 mobile telecommunications towers and rooftop antennae used in our mobile services business. Contemporaneously with the sale of Tupã Torres, we entered into an operating lease with a 15-year term (renewable for another five years) with Tupã Torres permitting us to continue to use space on these communications towers for our mobile services business.

As a result of these transactions, we have received cash related to these transactions and recorded gains on disposals of these assets of R$2,399 million during 2014, R$1,497 million during 2013 and R$200 million during 2012. As a result of these transactions, the amount of property and equipment that we record has been reduced, and consequently we will no longer record depreciation and amortization expenses relating to these assets, nor will we be required to maintain these assets. As a result of our entering lease and other agreements to continue to use these assets in the provision of our services, we expect our lease and related expenses to increase in future periods.

Effects of Investments in Africatel

At the time of our acquisition of PT Portugal, PT Portugal held indirectly 75% of the outstanding share capital of Africatel which held 25% of the outstanding share capital of Unitel. Our management considers this a non-controlling stake in Unitel which does not grant our company significant influence over the financial, operating and strategic policies of Unitel since we do not elect enough members of the board of directors of Unitel to allow us to be involved in the decision-making process of these policies, including decisions on dividend and other distributions, material business relations, appointment of officers or managers, or the provision of key technical information. Accordingly, upon the acquisition of PT Portugal, we recognized this investment as an available-for-sale financial asset recognized at fair value. The fair value of the investment in Unitel of R$4,089 million was determined based on the valuation report prepared by Banco Santander on the valuation of PT SGPS’ operating assets that was used as the basis for the valuation of PT Portugal as part of the Oi capital increase using a series of estimates and assumptions, including the cash flows projections for a four-year period, the choice of a growth rate to extrapolate the cash flows projections, and definition of appropriate discount rates.

As a result of our decision to sell Africatel, the assets and liabilities related to Africatel, including its investment in Unitel and the accounts receivable relating to declared and unpaid dividends of Unitel, were classified in our balance sheet as assets held for sale and liabilities of assets held for sale, respectively.

As at December 31, 2014, the fair value of our investment in Unitel was determined using a methodology identical to the one adopted by Banco Santander (Brasil) in preparing the valuation of PT Portugal as part of the Oi capital increase, using updated the material estimates and assumptions, and also taking into consideration the events described in “Item 3. Key Information—Risk Factors—Risks Relating to Our African and Asian Operations.” Based on this determination, we did not record any impairment loss relating to this investment.

Effects of Competition on the Rates that We Realize and the Discounts We Record

The Brazilian telecommunications industry is highly competitive. The competitive environment is significantly affected by key trends, including the convergence of technology and services enables telecommunications service providers that were previously limited to providing a single service to provide services in other industry segments, such as in the case of broadband services provided by cable television service providers and by mobile service providers (using 3G and 4G technology) and in the case of traditional fixed-voice services transmitted by mobile telecommunications service providers.

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

Effects of Claims by ANATEL that Our Company Has Not Fully Complied with Our Quality of Service and Other Obligations

As a fixed-line service provider, we must comply with the provisions of the General Plan on Quality Goals. As a public regime service provider, we must comply with the network expansion and modernization obligations under the General Plan on Universal Service Goals and our concession agreements. Our personal mobile services authorizations set forth certain network expansion obligations and targets and impose obligations on us to meet quality of service standards. In addition, we must comply with regulations of general applicability promulgated by ANATEL, which generally relate to quality of service measures.

If we fail to meet quality goals established by ANATEL under the General Plan on Quality Goals, fail to meet the network expansion and modernization targets established by ANATEL under the General Plan on Universal Service Goals and our concession agreements, fail to comply with our obligations under our personal mobile services authorizations or fail to comply with our obligations under other ANATEL regulations, we may be subject to warnings, fines, intervention by ANATEL, temporary suspensions of service or cancellation of our concessions and authorizations.

On an almost weekly basis, we receive inquiries from ANATEL requiring information from us on our compliance with the various service obligations imposed on us by our concession agreements. If we are unable to respond satisfactorily to those inquiries or comply with our service obligations under our concession agreements, ANATEL may commence administrative proceedings in connection with such noncompliance. We have received numerous notices of commencement of administrative proceedings from ANATEL, mostly due to our inability to achieve certain targets established in the General Plan on Quality Goals and the General Plan on Universal Service Goals.

At the time that ANATEL notifies us it believes that we have failed to comply with our obligations, we evaluate the claim and, based on our assessment of the probability of loss relating to that claim, may establish a provision. We vigorously contest a substantial number of the assessments made against us. As of December 31, 2014, the total estimated contingency in connection with all pending administrative proceedings brought by ANATEL against us in which we deemed the risk of loss as probable totaled R$1,104 million and we had recorded an aggregate provision related to these proceedings in the same amount.

In December 2013, ANATEL approved Resolution No. 629/2013 under which a Term of Conduct Adjustment (Termos de Ajustamento de Conduta) was adopted permitting telecommunications concessionaires to request that their obligations to pay certain fines to ANATEL be satisfied through capital expenditure investments in their networks. Under this regulation, concessionaires must submit a proposal to ANATEL detailing corrective measures it plans to take (without reference to additional costs or investments) and proposed additional projects (including the actions and investments we will undertake). We are currently negotiating our proposal with ANATEL in order to balance the our financial health with regulatory obligations. We expect a decision from ANATEL regarding our proposal by November 2015.

During 2014, we recorded provisions related to administrative proceedings brought by ANATEL in the amount of R$60 million. Our provisions related to administrative proceedings brought by ANATEL generally have been sufficient to pay all amounts that we were ultimately required to pay with respect to claims brought by ANATEL.

Effects of Fluctuations in Exchange Rates between the Real and the U.S. Dollar and the Euro

Substantially all of our cost of services and operating expenses in Brazil are incurred in reais. As a result, the appreciation or depreciation of the real against the U.S. dollar does not have a material effect on our operating margins. However, the costs of a substantial portion of the network equipment that we purchase for our capital expenditure projects are denominated in U.S. dollars or are U.S. dollar-linked. This network equipment is recorded on our balance sheet at its cost in reais based on the applicable exchange rate on the date the transfer of ownership, risks and rewards related to the purchased equipment occurs. As a result, depreciation of the real against the U.S. dollar results in this network equipment being more costly in reais and leads to increased depreciation expenses. Conversely, appreciation of the real against the U.S. dollar results in this network equipment being less costly in reais and leads to reduced depreciation expenses.

Our consolidated indebtedness denominated in U.S. dollars and euros represented 35.0% and 6.7%, respectively, of our consolidated outstanding indebtedness at December 31, 2014, excluding debt obligations of PT Portugal that have been classified as liabilities of assets held for sale but are expected to remain obligations of our company following the completion of our sale of PT Portugal. As a result, when the real appreciates against the U.S. dollar or the euro:

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

In order to mitigate the effects of foreign exchange variations, we have established a hedging policy under which our exposure to foreign exchange variations is subject to limits set by our board of directors. In compliance with this policy, we typically enter into derivative transactions to swap the foreign exchange rate variation for variations of the CDI. At December 31, 2014, we had entered into hedging transactions in respect of 100.0% of our consolidated indebtedness affected by exchange rate variations. The purpose of these hedging transactions is to seek to “match” the currency of our debt with that of our revenues to mitigate foreign exchange risk.

Effect of Level of Indebtedness and Interest Rates

At December 31, 2014, our total outstanding indebtedness on a consolidated basis was R$33,295 million, excluding debt obligations of PT Portugal in the amount of R$18,893 million that have been classified as liabilities of assets held for sale but are expected to remain obligations of our company following the completion of our sale of PT Portugal. The level of our indebtedness results in significant interest expenses that are reflected in our income statement. Financial expenses of our continuing operations consist of interest expense, exchange variations of U.S. dollar- and other foreign currency-denominated debt, foreign exchange losses or gains, and other items as set forth in note 6 to our consolidated financial statements. In 2014, we recorded financial expenses of our continuing operations of R$5,891 million on a consolidated basis, of which R$2,933 million consisted primarily of interest expenses on loans and debentures payable to third parties and R$1,464 million consisted of losses from monetary correction and exchange differences on third-party loans and financings. In addition, we recorded financial expenses of our discontinued operations of R$694 million. Part of the financial expenses of our continuing operations were offset by income from derivative transaction of R$427 million and by financial income related to cash maintained offshore to provide a natural hedge of R$34 million. As we hedged our foreign currency denominated debt against exchange rate fluctuations, the cost of such indebtedness is linked to fluctuations in the CDI rate rather than the exchange rate. The interest rates that we pay depend on a variety of factors, including prevailing Brazilian and international interest rates and risk assessments of our company, our industry and the Brazilian economy made by potential lenders to our company, potential purchasers of our debt securities and the rating agencies that assess our company and its debt securities.

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

Recent Developments

Amendments to Debentures

On February 12, 2015, the holders of our 5th Issuance of Non-Convertible into Shares, Unsecured Debentures, in Two Series, for Public Distribution, and our 9th Issuance of Simple, Non-Convertible, Unsecured Debentures, in Two Series, for Public Distribution held meetings at which they waived compliance with the applicable covenants under those instruments necessary for us to complete PT Portugal reorganization. In addition, the holders of our 5th Issuance of Non-Convertible into Shares, Unsecured Debentures, in Two Series, for Public Distribution approved an change in the covenants relating to financial ratios to permit our company to incur a debt to EBITDA ratio of up to 6.0 during each of the four fiscal quarters ending in 2015 if before or after the actual transfer of PT Portugal to Altice it is necessary for Oi to include the indebtedness of PT Portugal and its subsidiaries’ debts in the calculation of total gross debt under the instrument governing these debentures. In addition, Oi has negotiated similar waivers and temporary amendments to financial ratio covenants with lenders under certain of its other debt agreements.

PT Exchange

On March 30, 2015, we transferred Rio Forte commercial paper in the aggregate amount of €897 million to PT SGPS in exchange for 47,434,872 of our common shares and 94,869,744 of our preferred shares. For more details regarding the PT Exchange, see “Item 4. Information on the Company—Our Recent History and Development—Rio Forte Defaults and PT Exchange.”

Consent Solicitation Regarding PT Portugal Notes

On April 9, 2015, we commenced a consent solicitation in which we are seeking the consent of the holders of PT Portugal’s 6.25% Notes due 2016 to the substitution, in place of PT Portugal, of PTIF as issuer and principal obligor under these notes in order to satisfy one of the conditions to closing under the PTP Share Purchase Agreement. If the consent is granted by the holders of the notes, the notes will also be amended to grant to the holders of these notes an option to redeem their notes at specified prices based on the date of the closing of the sale of PT Portugal. A meeting of holders of the notes to consider the proposed consent held on May 4, 2015 was adjourned for lack of a quorum and is currently scheduled to be reconvened on May 19, 2015.

Results of Operations

The following discussion of our results of operations is based on our consolidated financial statements prepared in accordance with Brazilian GAAP. In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

Year Ended December 31, 2014 Compared with Year Ended December 31, 2013

The following table sets forth the components of our consolidated income statement, as well as the percentage change from the prior year, for the years ended December 31, 2014 and 2013.

	Year ended December 31,
	2014		2013		% Change
	(in millions of reais, except percentages)
Net operating revenue	R$	28,247	R$	28,422	(0.6)
Cost of sales and services		(15,230)		(15,259)	(0.2)

Gross profit		13,017		13,163	(1.1)
Operating income (expenses)
Equity in earnings of joint ventures		(6)		(18)	(66.9)
Selling expenses		(5,612)		(5,572)	0.7
General and administrative expenses		(3,751)		(3,582)	4.7

	Year ended December 31,
	2014		2013		% Change
	(in millions of reais, except percentages)
Other operating income (expenses), net		2,026		1,295	56.5

Operating income before financial income (expenses) and taxes		5,675		5,286	7.3
Financial income		1,345		1,375	(2.2)
Financial expenses		(5,891)		(4,650)	26.7

Financial expenses, net		(4,547)		(3,274)	38.8

Income of before taxes		1,128		2.012	(43.9)
Income tax and social contribution		(1,120)		(519)	115.7

Net income from continuing operations		8		1,493	(99.5)
Let loss from discontinued operations		(4,415)		—	n.m.

Net income (loss)	R$	(4,406)	R$	1,493	(395.1)

Net Operating Revenue

The following table sets forth the components of our net operating revenue, as well as the percentage change from the prior year, for the years ended December 31, 2014 and 2013.

	Year ended December 31,
	2014		2013		% Change
	(in millions of reais, except percentages)
Residential	R$	9,995	R$	10,303	(3.0)
Personal mobility		9,011		9,290	(3.0)
SME/Corporate		8,312		8,455	(1.7)
Other services and businesses (1)		929		374	148.4

Net operating revenue	R$	28,247	R$	28,422	(0.6)

(1)	Other services and businesses includes the net operating revenue of Africatel from the date of our acquisition of PT Portugal on May 5, 2014 through December 31, 2014.

Net operating revenue declined by 0.6% during 2014, principally due to (1) a 3.0% decline in net operating revenue from residential services, (2) a 3.0% decline in net operating revenue from personal mobility services, and (3) a 1.7% decline in net operating revenue from SME/Corporate services. These effects were partially offset by 148.4% increase in net operating revenue from other services and businesses primarily as a result of our consolidation of the results of Africatel as from May 5, 2014, which generated net operating revenue of R$635 million.

Net Operating Revenue from Residential Customer Services

Net operating revenue from residential customer services represented 35.4% of our net operating revenue for the year ended December 31, 2014. Residential customer services includes fixed telephony services, including voice services, data communication services (broadband), and Pay-TV. Net operating revenue from residential services declined by 3.0%, primarily due to (1) the 6.7% decline in the number of fixed-line customers; and (2) the decline in fixed-mobile tariffs. These effects were partially offset by the 5.1% increase in the average monthly net residential revenue per user (calculated based on the total revenue for the year divided by the monthly average customer base for the year divided by 12) to R$74.0 in 2014 from R$70.4 in 2013, primarily due to the increase in broadband and Pay-TV revenues.

Net Operating Revenue from Residential Fixed-Line Services. Net operating revenue from residential fixed-line services declined by 6.1%, primarily due to:

•	a 4.9% decline in net operating revenue from local fixed-line services, principally as a result of a 6.7% decline in the average number of residential fixed lines in service to 11.0 million during 2014 from 11.8 million during 2013, as a result of the general trend in the Brazilian telecommunications industry to substitute mobile services in place of local fixed-line services; and

•	a 14.7% decline in net operating revenue from long-distance, primarily as a result of (1) aggressive discounting campaigns undertaken by our competitors, (2) the effects of the 6.7% decline in the number of residential fixed-line customers, and (3) the increase in the proportion of fixed line customers that subscribe to alternative plans, which include long-distance fixed line minutes as part of the monthly subscription fee.

Net Operating Revenue from Broadband Services. Net operating revenue from residential broadband services increased by 3.2%, primarily as a result of a 3.2% increase in the average net operating revenue per subscriber. The average number of our residential ADSL subscribers remained stable at 5.2 million in 2014 and 2013. As of December 31, 2014, our ADSL customer base represented 37.2% of our total fixed lines in service as compared to 33.9% as of December 31, 2013.

Net Operating Revenue from Pay-TV Services. Net operating revenue from residential Pay-TV services increased by 11.3%, primarily as a result of the increase in the number of our residential Pay-TV subscribers to 1.2 million during 2014 from 0.9 million during 2013.

Net Operating Revenue from Personal Mobility Services

Net operating revenue from personal mobility services represented 31.9% of our net operating revenue for the year ended December 31, 2014. Personal mobility services include sales of mobile telephony services to post-paid and pre-paid customers that include voice services and data communication services. Net operating revenue from personal mobility services declined by 3.0%, primarily as a result of the reduction in VU-M interconnection tariffs. This effect was partially offset by an increase in pre-paid recharge revenues, mobile data revenue and sales of handsets.

Net Operating Revenue from Mobile Telephony Services. Net operating revenue from mobile telephony services increased by 3.0%, primarily due to (1) a 0.7% increase in the number of our pre-paid mobile customers to 41.3 million during 2014 from 41.1 million during 2013, primarily as a result of an increase in pre-paid recharge revenue and mobile data revenue primarily as a result of our launches of new promotions that include bonus minutes, packages of data services and credits for use for our text messaging services, and (2) 6.4% increase in the number of our post-paid mobile customers to 7.1 million during 2014 from approximately 6.7 million during 2013, primarily as a result of the success of commercial and operational initiatives focused on increasing sales of our premium services, such as data services and value added services, that are available to subscribers of our plans. These effects were partially offset by a 5.9% decline in the average monthly net mobile revenue per user to R$18.7 in 2014 from R$20.4 in 2013.

Net Operating Revenue from Interconnection to Our Mobile Network. Mobile interconnection revenue declined by 34.8% in 2014, primarily as a result of the reduction in VU-M interconnection tariffs in February 2014.

Net Operating Revenue from Sales of Handsets and Accessories. Net operating revenue from sales of handsets and accessories increased by 50.7% as a result of our strategy of selling premium mobile devices, such as smart phones, as part of our efforts to acquire new high value customers and retain existing ones.

Net Operating Revenue from SME/Corporate Services

Net operating revenue from SME/corporate services represented 29.4% of our net operating revenue for the year ended December 31, 2014. SMEs/Corporate services include corporate solutions offered to our small, medium-sized, and large corporate customers, including voice services and corporate data solutions. Net operating revenue from SME/corporate services declined by 1.7%, primarily as a result of (1) the decrease in fixed-mobile and mobile interconnection tariffs, and (2) a 4.0% decline in the number of SME/corporate customers to 7.9 million during 2014 from 8.2 million during 2013. These effects were partially offset by the increase in revenues from IT and data corporate services.

Net Operating Revenue from SME Services. Net operating revenue from SME services increased by 1.0%, primarily as a result of an increased demand for these services.

Net Operating Revenue from Corporate Services. Net operating revenue from corporate services declined by 2.9%, primarily as a result of (1) the decrease in fixed-mobile and mobile interconnection tariffs, and (2) the 4.0% decline in the average number of our corporate customers.

Gross Profit

As a result of the 0.6% decline in net operating revenue in 2014, coupled with a decline in cost of sales and services of only 0.2% in 2014, our consolidated gross profit declined by 1.1% to R$13,017 million in 2014 from R$13,163 million in 2013. As a percentage of net operating revenue, gross profit declined to 46.1% in 2014 from 46.3% in 2013.

Operating Expenses

Under the Brazilian Corporation Law, we are required to segregate cost of sales and services from operating expenses in the preparation of our income statement. However, in evaluating and managing our business, we prepare reports in which we review the elements included in cost of sales and services and operating expenses classified by nature, as presented in note 5 of our financial statements. We believe that this classification improves our ability to understand results and trends in our business and that financial analysts and other investors who review our performance rely on this classification in performing their own analysis. Therefore, we have presented the discussion below of our operating expenses based on the classification of operating expenses presented in note 5 of our financial statements.

The following table sets forth the components of our operating expenses, as well as the percentage change from the prior year, for the years ended December 31, 2014 and 2013.

	Year Ended December 31,
	2014		2013		% Change
	(in millions of reais, except percentages)
Third-party services	R$	6,259	R$	6,117	2.3
Depreciation and amortization		4,535		4,278	6.0
Rental and insurance		3,120		2,120	47.2
Personnel		2,829		2,534	11.6
Interconnection		2,690		3,966	(32.2)
Network maintenance services		1,923		2,328	(17.4)
Taxes and other income (expenses)		1,630		1,510	7.8
Provisions (reversals)		779		657	18.6
Costs of handsets and accessories		730		515	41.7
Advertising and publicity		674		557	21.2
Allowance for doubtful accounts		649		923	(29.6)
Other operating income (expenses), net		(3,246)		(2,370)	37.0

Total cost of sales and services	R$	22,572	R$	23,136	(2.4)

Operating expenses declined by 2.4% in 2014, principally due to:

•	a 32.2%, or R$1,276 million, decline in interconnection costs;

•	a 37.0%, or R$876 million, increase in other net operating income (expenses), net;

•	a 17.4%, or R$405 million, decline in network maintenance services costs; and

•	a 29.6%, or R$273 million, decline in the allowance for doubtful accounts.

The effects of these factors were partially by the increase in expenses below:

•	a 47.2%, or R$1,000 million, increase in rental and insurance costs;

•	an 11.6%, or R$295 million, increase in personnel expenses;

•	a 6.0%, or R$257 million, increase in depreciation and amortization costs;

•	a 41.7%, or R$215 million, increase in costs of handsets and accessories;

•	a 2.3%, or R$142 million, increase in third-party service costs;

•	an 18.6%, or R$122 million, increase in provisions (reversals);

•	a 7.8%, or R$120 million, increase in taxes and other expenses; and

•	a 21.2%, or R$118 million, increase in advertising and publicity expenses.

Third-Party Services

Third-party service costs increased by 2.3%, primarily as a result of the increase in expenses on Pay-TV content and the implementation of IT projects for the 2014 FIFA World Cup. The effects of these expenditures were partially offset by a decline in expenses on consulting services and lower call center costs as a result of more efficient sales processes.

Depreciation and Amortization

Depreciation and amortization costs increased by 6.0% in 2014, primarily as a result of the growth of our 4G network, which has increased the amount of our amortizable license costs and depreciable property, plant and equipment.

Rental and Insurance

Rental and insurance costs increased by 47.2% in 2014, primarily as a result of (1) an increase in rental costs relating to our network infrastructure as a result of our sale of non-strategic assets, including GlobeNet, fixed-line communications towers and mobile communications towers, (2) an increase in rental expenses relating to our leasing of capacity on the SES-6 satellite in order to provide our own head-end DTH services within Brazil, and (3) annual contractual adjustments under our other rental agreements.

Personnel

Personnel expenses (including employee benefits and social charges and employee and management profit sharing) increased by 11.6% in 2014, primarily as a result of an increase in the number of our employees as a result of our internalizing a portion of our plant maintenance operations in 2013, and increases in the compensation of some of our employees as a result of the renegotiation of some of our collective bargaining agreements at the end of 2013.

Interconnection

Interconnection costs declined by 32.2%, primarily as a result of the 25% decline in VU-M interconnection tariffs that was mandated for February 2014 and the decline in off-net mobile voice traffic, which reflects the success of our offers that incentivize on-net traffic.

Network Maintenance Services

Network maintenance services costs declined by 17.4% in 2014, primarily as a result of (1) our internalizing a portion of our plant maintenance operations in 2013; and (2) actions taken to support our commitment to enhance efficiency and productivity and procedures that we adopted to reduce costs.

Taxes and Other Expenses

Taxes and other expenses increased by 7.8% in 2014, primarily as a result of a R$60 million increase in PIS and COFINS taxes recorded on the increased distributions of interest on shareholders equity received from some of our subsidiaries.

Provisions (Reversals)

Provisions increased by 18.6% in 2014, primarily as a result of a R$116 million increase in labor provisions in 2014, compared to a R$154 million reversal of labor provisions in 2013, principally due to our revision of the methodology used to calculate the provisions for losses in labor lawsuits. These effects were partialy offset by a decline in provision for civil claims to R$340 million in 2014 from R$528 million in 2013, primarily due to revision in 2014 of the methodology we use to calculate the provisions for losses in civil lawsuits (principally, lawsuits involving the financial participation agreements), including statistical techniques as a result of the greater experience that we have accumulated in this matter.

Costs of Handsets and Accessories

Costs of handsets and accessories increased by 41.7% in 2014, primarily as a result of the increase in sale of smartphones as part of our strategic initiative to increase our mobile data communications revenue.

Advertising and Publicity

Advertising and publicity expenses increased by 21.2% in 2014, primarily as a result of increased costs of advertising campaigns related to our Oi TV service, and costs of advertising campaigns related to our sponsorship of the 2014 FIFA World Cup.

Allowance for Doubtful Accounts

Allowance for doubtful accounts declined by 29.6% in 2014, primarily as a result of the improvement of our credit policy as part of measures we adopted to lower our churn rate and improve the quality of our customer base. During the year ended December 31, 2014, allowance for doubtful accounts represented 2.3% of our net operating revenue compared to 3.2% in 2013.

Other Operating Income (Expenses), Net

Other operating income (expenses), net increased by 37.0% to R$3,246 million in 2014 from R$2,370 million in 2013. The principal components of other operating income (expenses), net in 2014 were:

•	a R$2,399 million gain, net of transaction expenses, relating to the sale of Caryopoceae and Tupã Torres which owned an aggregate of 3,648 mobile communications towers used in our mobile services business;

•	a R$355 million reversal of allowance arising from our review of the methodology used to calculate allowances for losses on corporate processes; and

•	a R$476 million reversal of the allowance relating to the Brazilian government’s tax refinancing program as a result of our settlement of a portion of our obligations for principal, interest and fines utilizing tax loss carryforwards.

The principal components of other operating income (expenses), net in 2013 were:

•	a R$1,497 million gain, net of transaction expenses, relating to the sale of GlobeNet;

•	a R$330 million reversal of accrued profit sharing;

•	a R$201 million reversal of allowance arising from our review of the methodology used to calculate provisions for losses on labor claims; and

•	a R$173 million gain, net of transaction expenses, related to the sale of a property.

Operating Income before Financial Income (Expenses) and Taxes

As a result of the foregoing, our consolidated operating income before financial income (expenses) and taxes increased by 7.3% to R$5,675 million in 2014 from R$5,287 million in 2013. As a percentage of net operating revenue, operating income before financial income (expenses) and taxes increased to 20.1% in 2014 from 18.6% in 2013.

Financial Expenses, Net

Financial Income

Financial income declined by 2.2% to R$1,345 million in 2014 from R$1,375 million in 2013, primarily due to:

•	a 36.2% decline in other financial income to R$162 million in 2014 from R$254 million in 2013;

•	a 59.0% decline in dividends received to R$32 million in 2014 from R$78 million in 2013; and

•	a 53.4% decline in exchange rate gains on foreign investments to R$32 million during 2014 from R$70 million during 2013, primarily as a result of a decrease in our balances invested in foreign currencies and the 13.4% depreciation of the real against the U.S. dollar during 2014 compared to the 14.6% depreciation of the real against the U.S. dollar during 2013.

The effects of these factors was partially offset by (1) a 27.3% increase in income from short-term investments to R$355 million during 2014 from R$279 million during 2013, primarily as a result of an increase in the average amount of our short-term investments, and (2) a 9.8% increase in interest and inflation adjustments on other assets to R$762 million during 2014 from R$695 million during 2013, primarily as a result of an increase in average amount of our other assets.

Financial Expenses

Financial expenses increased by 26.7% to R$5,891 from R$4,650 million in 2013, primarily due to:

•	a 63.1% decline in gains on derivatives transactions to R$427 million during 2014 from R$1,159 million during 2013, primarily as a result of the 13.4% depreciation of the real against the U.S. dollar and the stability of the real against the Euro during 2014 compared to the 14.6% depreciation of the real against the U.S. dollar and the 19.7% depreciation of the real against the Euro during 2013;

•	a 19.6% increase in interest on loans payable to third parties and interest on debentures to R$2,933 million during 2014 from R$2,452 million during 2013, primarily as a result of an increase in the average amount of our loans payable to third parties and debentures;

•	a 31.8% increase in interest and inflation adjustments on other liabilities to R$812 million during 2014 from R$616 million during 2013, primarily as a result of an increase in average amount of our other liabilities; and

•	a 99.9% increase in withholding income tax on financial transactions and charges R$386 million during 2014 from R$193 million during 2013, primarily as a result of our incurrence of these expenses in connection with the Oi capital increase.

The effects of these factors were partially offset by a 27.2% decline in inflation adjustment and exchange differences on third party borrowing to R$1,465 million during 2014 from R$2,013 million during 2013, primarily as a result of. the 13.4% depreciation of the real against the U.S. dollar and the stability of the real against the Euro during 2014 compared to the 14.6% depreciation of the real against the U.S. dollar and the 19.7% depreciation of the real against the Euro during 2013.

Income Tax and Social Contribution

The composite corporate statutory income tax and social contribution rate was 34% in each of 2014 and 2013. Income tax and social contribution expense increased by 115.7 % to R$1,120 million from R$519 million in 2013. Our effective tax rate was 93.1% in 2014 and 29.0% in 2013. The table below sets forth a reconciliation of the composite corporate statutory income tax and social contribution rate to our effective tax rate for each of the periods presented.

	Year Ended December 31,
	2014	2013
Composite corporate statutory income tax and social contribution rate	34.0%	34.0%
Tax effects of equity method	0.2	0.3
Tax effects of permanent exclusions (additions)	63.1	(7.1)
Tax incentives (SUDENE)	(3.0)	(1.5)
Utilization of tax loss carryforwards	0.0	(1.3)
Tax effects of unrecognized deferred tax assets	3.9	4.6
Tax effects of differentiated tax rates	(0.6)	—
Tax effects of recognized deferred tax assets	(4.4)	—

Effective rate	93.1%	29.0%

Our effective tax rate was 93.1% in 2014, primarily as a result of the tax effect of permanent exclusions related to (1) the settlement of principal, fines and interest in amount of R$443 million payable to the Brazilian government’s tax refinancing program through the use of tax loss carryforwards as permitted by Article 2 of Law 12996/2014 and Article 33 of Law 13043/2014, and (2) the write-off of R$266 million of tax credits related to potential loss on the shares of PT SGPS held Telemar, which increased our effective tax rate by 63.1%.

Our effective tax rate was 29.0% in 2013, primarily as a result of (1) the tax effect of permanent additions, primarily as a results of the net effects of permanent exclusion (additions) of prescribed dividends, nondeductible fines, tax incentives and sponsorships, which decreased our effective tax rate by 7.1%, (2) the tax effect of tax incentives provided by the Superintendency for the Development of the Northeast Region of Brazil (Superintendência de Desenvolvimento do Nordeste), or the SUDENE, resulting from a reduction in the basis of calculation of profit in the regions promoted by the SUDENE, which reduced our effective tax rate by 1.5%, (3) the tax effect of our utilization of tax loss carryforwards, which reduced our effective tax rate by 1.3%. The effects of these factors were partially offset by the tax effect of unrecognized deferred tax assets regarding legal entities that are not eligible to recognize tax credits on tax loss carryforwards, which increased our effective tax rate by 4.6%.

Net Income from Continuing Operations

Our net income from continuing operations declined by 99.5% to R$8 million in 2014 from R$1,493 million in 2013. As a percentage of net operating revenue, net income from continuing operations declined to 0.0% in 2014 from 5.3% in 2013.

Net Loss from Discontinued Operations

Net loss from discontinued operations consisted of (1) the allowance for loss in the amount of R$4,164 million on the investment of PT Portugal resulting from the recognition of assets of PT Portugal at fair value, less selling expenses, and (2) loss from discontinued operations of PT Portugal in the amount of R$250 million. The sales price used to determine the allowance for loss corresponds to purchase price under the PTP Share Purchase Agreement of

R$22,267 million (€6,900 million) and liabilities on retirement and other benefits assumed by PT Portugal, amounting to R$3,872 million (€1,200 million).

Net Income

As a result of the foregoing, we recorded a consolidated net loss of R$4,406 million during 2014 compared to consolidated net income of income R$1,493 million in 2013. As a percentage of net operating revenue, our net loss was 15.6% during 2014 compared to net income of 5.3% in 2013

Year Ended December 31, 2013 Compared with Year Ended December 31, 2012

The following table sets forth the components of our consolidated income statement, as well as the percentage change from the prior year, for the years ended December 31, 2013 and 2012.

	Year ended December 31,
	2013		2012		% Change
	(in millions of reais, except percentages)
Net operating revenue	R$	28,422	R$	25,161	13.0
Cost of sales and services		(15,259)		(12,670)	20.4

Gross profit		13,163		12,491	5.4
Operating income (expenses)
Equity in earnings of joint venture		(18)		(13)	37.8
Selling expenses		(5,572)		(4,841)	15.1
General and administrative expenses		(3,582)		(2,993)	19.7
Other operating income (expenses), net		1,295		116	1,018.7

Operating income before financial income (expenses) and taxes		5,287		4,760	11.1
Financial income		1,375		2,275	(39.6)
Financial expenses		(4,650)		(4,491)	3.5

Financial expenses, net		(3,274)		(2,216)	47.8

Income before taxes		2.012		2,544	(20.9)
Income tax and social contribution		(519)		(759)	(31.6)

Net income	R$	1,493	R$	1,785	(16.4)

Net Operating Revenue

The following table sets forth the components of our net operating revenue, as well as the percentage change from the prior year, for the years ended December 31, 2013 and 2012.

	Year ended December 31,
	2013		2012		% Change
	(in millions of reais, except percentages)
Residential	R$	10,303	R$	8,941	15.2
Personal mobility		9,290		8,010	16.0
SME/Corporate		8,455		7,695	9.9
Other		374		515	(27.2)

Net operating revenue	R$	28,422	R$	25,161	13.0

Net operating revenue increased by 13.0% during 2013, principally due to (1) a 15.2% increase in net operating revenue from residential services, (2) a 16.0% increase in net operating revenue from personal mobility services, and (3) a 9.9% increase in net operating revenue from SME/Corporate services.

Net Operating Revenue from Residential Customer Services

Net operating revenue from residential customer services represented 36.3% of our net operating revenue for the year ended December 31, 2013. Net operating revenue from residential services increased by 15.2%, primarily due to our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization, which generated net operating revenue from residential services of R$6,978 million during 2013 compared to R$5,586 million during the ten-month period ended December 31, 2012 (the period of 2012 during which we consolidated the results of Telemar and its subsidiaries), the effects of which were partially offset by a 0.9% decline in net operating revenue from residential services of our legacy operations.

The average monthly net residential revenue per user (calculated based on the total revenue for the year divided by the monthly average customer base for the year divided by 12) generated by our residential services increased by 6.0% to R$70.4 in 2013 from R$66.4 in 2012.

Net Operating Revenue from Residential Fixed-Line Services. Net operating revenue from residential fixed-line services increased by 7.2%, primarily due to our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization, which generated net operating revenue from residential fixed-line services of R$4,276 million during 2013 compared to R$3,769 million during the ten-month period ended December 31, 2012 (the period of 2012 during which we consolidated the results of Telemar and its subsidiaries), the effects of which were partially offset by a 4.2% decline in net operating revenue from residential fixed-line services of our legacy operations.

The average number of our fixed-line residential customers increased by 8.7% to 12.1 million during 2013 from 11.2 million during 2012, primarily as a result of the inclusion in our customer base of 9.0 million fixed-line residential customers of Telemar and its subsidiaries as from February 27, 2012. The average number of our fixed-line residential customers of our legacy operation remained stable at 3.8 million in 2013 and 2012.

Net operating revenue from residential fixed-line services of our legacy operations declined as a result of:

•	a 3.6% decline in net operating revenue from local fixed-line services of our legacy operations to R$2,009 million during 2013 from R$2,084 during 2012, principally as a result of the general trend in the Brazilian telecommunications industry to substitute mobile services in place of local fixed-line services; and

•	a 12.3% decline net operating revenue from long-distance of our legacy operations, primarily as a result of (1) aggressive discounting campaigns undertaken by our competitors, and (2) the increase in the proportion of fixed line customers that subscribe to alternative plans, which include long-distance fixed line minutes as part of the monthly subscription fee.

Net Operating Revenue from Broadband Services. Net operating revenue from residential broadband services increased by 26.4%, primarily due to (1) our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization, which generated net operating revenue from residential broadband services of R$1,398 million during 2013 compared to R$1,066 million during the ten-month period ended December 31, 2012, and (2) a 10.3% increase in net operating revenue from residential broadband services of our legacy operations.

The average number of our broadband residential customers, including customers that subscribe to our broadband SME/Corporate services, increased by 21.1% to 5.9 million during 2013 from 4.9 million during 2012, primarily as a result of (1) the inclusion in our customer base of 2.9 million broadband residential customers of Telemar and its subsidiaries as from February 27, 2012.

Net operating revenue from residential broadband services of our legacy operations increased as a result of an 8.5% increase in the average number of ADSL subscriptions to approximately 2.3 million during 2013 from approximately 2.1 million during 2012, and a 0.8% increase in the average net operating revenue per subscriber.

As of December 31, 2013, our ADSL customer base represented 33.9% of our total fixed lines in service as compared to 30.4% as of December 31, 2012.

Net Operating Revenue from Pay-TV Services. Net operating revenue from residential Pay-TV services increased by 109.3%, primarily due to our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization, which generated net operating revenue from residential Pay-TV services of R$672 million during 2013 compared to R$321 million during the ten-month period ended December 31, 2012.

The number of our Pay-TV residential customers increased by 136.2% to approximately 829 thousand during 2013 from approximately 351 thousand during 2012, primarily as a result of our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization.

Net Operating Revenue from Personal Mobility Services

Net operating revenue from personal mobility services represented 32.7% of our net operating revenue for the year ended December 31, 2013. Net operating revenue from personal mobility services increased by 16.0%, primarily due to (1) our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization, which generated net operating revenue from personal mobility services of R$7,589 million during 2013 compared to R$6,333 million during the ten-month period ended December 31, 2012, and (2) a 1.4% increase in net operating revenue from personal mobility services of our legacy operations.

The average monthly net revenue per user (calculated based on the total revenue for the year divided by the monthly average customer base for the year divided by 12) generated by our personal mobility services declined by 7.7% to R$20.4 in 2013 from R$22.1 in 2012.

Net Operating Revenue from Mobility Telephony Services. Net operating revenue from mobility telephony services increased by 20.4%, primarily due to (1) our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization, which generated net operating revenue from mobility telephony services by R$5,341 million during 2013 compared to R$4,317 million during the ten-month period ended December 31, 2012, and (2) a 8.2% increase in net operating revenue from mobility telephony services of our legacy operations primarily as a result of 8.2% increase in the average number of our pre-paid and post-paid mobile customers of our legacy operations, principally due to the success of commercial and operational initiatives focused on increasing sales of our premium services, such as data services and value added services markets, that are available to subscribers of our plans.

The average number of our pre-paid mobile customers increased by 17.3% to 41.5 million during 2013 from 35.3 million during 2012, primarily as a result of (1) the inclusion in our customer base of 32.5 million pre-paid customers of Telemar and its subsidiaries as from February 27, 2012, and (2) our launch of new promotions that include bonus minutes for long distance calls, packages of data services and credits for use for our text messaging services.

The average number of our post-paid mobile customers, including customers that subscribe to our post-paid SME.Corproate services, increased by 36.7% to approximately 8.4 million during 2013 from approximately 6.1 million during 2012, primarily as a result of (1) the inclusion in our customer base of 4.7 million post-paid customers of Telemar and its subsidiaries as from February 27, 2012, and (2) the success of commercial and operational initiatives focused on increasing sales of our premium services, such as data services and value added services markets, that are available to subscribers of our plans.

Net Operating Revenue from Interconnection to Our Mobile Network. Mobile interconnection revenue increased by 4.6%, primarily due to our consolidation of the results of Telemar and its subsidiaries as from February

27, 2012 due to the corporate reorganization, which generated net operating revenue from mobile interconnection revenue by R$1,720 million during 2013 compared to R$1,554 million during the ten-month period ended December 31, 2012. This effect was partially offset by a 14.3% decrease in mobile interconnection revenue of our legacy operations primarily as a result of the reduction in VU-M interconnection rates beginning in February 2013 as mandated under the General Plan on Competition Targets tariffs.

Net Operating Revenue from Sales of Handsets and Accessories. Net operating revenue from sales of handsets and accessories increased by 11.8% primarily due to our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization, which generated net operating revenue from sales of handsets and accessories by R$527 million during 2013 compared to R$469 million during the ten-month period ended December 31, 2012.

Net Operating Revenue from SME/Corporate Services

Net operating revenue from SME/corporate services represented 29.7% of our net operating revenue for the year ended December 31, 2013. Net operating revenue from SME/corporate services increased by 9.9%, primarily due to our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization, which generated net operating revenue from SME/Corporate services of R$5,282 million during 2013 compared to R$4,426 million during the ten-month period ended December 31, 2012, the effects of which were partially offset by a 2.9% decline in net operating revenue from SME/corporate services of our legacy operations.

Net Operating Revenue from SME Services. Net operating revenue from SME services increased by 8.0%, primarily due to our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization, which generated net operating revenue from SME services of R$1,627 million during 2013 compared to R$1,415 million during the ten-month period ended December 31, 2012, the effects of which were partially offset by a 0.9% decline in net operating revenue from SME services of our legacy operations primarily as a result of the decline in the average number of our fixed-line SME customers of our legacy operations.

Net Operating Revenue from Corporate Services. Net operating revenue from corporate services increased by 11.0%, primarily due to our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012 due to the corporate reorganization, which generated net operating revenue from corporate services of R$3,656 million during 2013 compared to R$3,002 million during the ten-month period ended December 31, 2012, the effects of which were partially offset by a 4.0% decline in net operating revenue from corporate services of our legacy operations, primarily as a result of the decrease in the average number of our fixed-line corporate customers of our legacy operations.

Gross Profit

As a result of the 13.0% increase in net operating revenue in 2013, coupled with the 20.4% increase in cost of sales and services in 2013, our consolidated gross profit increased by 5.4% to R$13,163 million in 2013 from R$12,491 million in 2012. As a percentage of net operating revenue, gross profit declined to 46.3% in 2013 from 49.6% in 2012.

Operating Expenses

Under the Brazilian Corporation Law, we are required to segregate cost of sales and services from operating expenses in the preparation of our income statement. However, in evaluating and managing our business, we prepare reports in which we review the elements included in cost of sales and services and operating expenses classified by nature, as presented in note 5 of our financial statements. We believe that this classification improves our ability to understand results and trends in our business and that financial analysts and other investors who review our performance rely on this classification in performing their own analysis. Therefore, we have presented the discussion below of our operating expenses based on the classification of operating expenses presented in note 5 of our financial statements.

The following table sets forth the components of our operating expenses, as well as the percentage change from the prior year, for the years ended December 31, 2013 and 2012.

	Year Ended December 31,
	2013		2012		% Change
	(in millions of reais, except percentages)
Third-party services	R$	6,117	R$	5,347	14.4
Depreciation and amortization		4,278		3,221	32.8
Rental and insurance		2,120		1,603	32.3
Personnel		2,534		2,238	13.2
Interconnection		3,966		3,915	1.3
Network maintenance services		2,328		2,029	14.7
Taxes and other income (expenses)		1,510		586	157.7
Provisions (reversals)		657		400	64.4
Costs of handsets and accessories		515		507	1.6
Advertising and publicity		557		443	25.6
Allowance for doubtful accounts		923		503	83.6
Other operating income (expenses), net		(2,370)		(390)	507.8

Total cost of sales and services	R$	23,136	R$	20,401	13.4

Operating expenses increased by 13.4% in 2013, principally due to:

•	a 32.8%, or R$1,058 million, increase in depreciation and amortization costs;

•	a 157.7%, or R$924 million, increase in taxes and other expenses;

•	a 14.4%, or R$770 million, increase in third-party services costs;

•	a 83.6%, or R$517 million, increase in rental and insurance costs;

•	an 83.6%, or R$420 million, increase in allowance for doubtful accounts;

•	a 14.7%, or R$299 million, increase in network maintenance services;

•	a 13.2%, or R$296 million, increase in personal expenses;

•	a 64.4%, or 257 million, increase in provisions (reversals);

•	a 25.6%, or 114 million, increase in advertising and publicity; and

•	a 1.3%, or 51 million, increase in interconnection.

The effects of these factors was partially offset by a 507.8%, or R$1,980 million increase in other operating income (expenses), net.

Third-Party Services

Third-party services costs increased by 14.4% in 2013, primarily as a result of our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012, which incurred third-party services costs of R$4,722 million during 2013 compared to R$3,780 million during the ten-month period ended December 31, 2012, the effects of which were partially offset by an 8.9% decline in third-party services costs of our legacy operations, primarily as a result of the decline in our sales commission expenses primarily due to our efforts to improve our franchise commission policy which resulted in the restructuring of the franchise network based on sales efficiency and quality, resulting in a reduction in the total number of franchisees.

Depreciation and Amortization

Depreciation and amortization costs increased by 32.8% in 2013, primarily as a result of (1) our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012, which incurred depreciation and amortization costs of R$3,369 million during 2013 compared to R$2,150 million during the ten-month period ended December 31, 2012, and (2) the commencement of 4G services by our legacy operations and the growth of this network, which has increased the amount of amortizable license costs and depreciable property, plant and equipment of our legacy operations.

Rental and Insurance

Rental and insurance costs increased by 32.2% in 2013, primarily as a result of (1) our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012, which incurred rental and insurance costs of R$1,895 million during 2013 compared to R$1,256 million during the ten-month period ended December 31, 2012, and (2) an increase in real estate rental and network infrastructure leasing costs of our legacy operations as a result of our sales of non-strategic assets which we now rent or lease.

Personnel

Personnel expenses (including employee benefits and social charges and employee and management profit sharing) increased by 13.2% in 2013, primarily as a result of (1) our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012, which incurred personnel costs of R$1,361 million during 2013 compared to R$1,248 million during the ten-month period ended December 31, 2012, (2) a 19.3% increase in personnel costs and expenses of our legacy operations, principally due to an increase in the number of employees of our call center, and increases in the compensation of some employees of our legacy operations as a result of the renegotiation of some of our collective bargaining agreements at the end of 2012.

Interconnection

Interconnection costs increased by 1.3% in 2013, primarily as a result of our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012, which incurred Interconnection costs of R$2,909 million during 2013 compared to R$2,711 million during the ten-month period ended December 31, 2012, the effects of which were partially offset by a 12.2% decline in interconnection costs of our legacy operations, primarily due to a decrease in the VU-M rates charged by mobile providers beginning in February 2013 as mandated under the General Plan on Competition Targets.

Network Maintenance Services

Network maintenance services costs increased by 14.7% in 2013, primarily as a result of (1) our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012, which incurred network maintenance services costs of R$1,596 million during 2013 compared to R$1,303 million during the ten-month period ended December 31, 2012, and (2) our negotiations with third-party network maintenance providers focused on improving the quality of the broadband network of our legacy operations to permit us to improve the services that we provide to our customers.

Taxes and Other Expenses

Taxes and other expenses increased by 157.7% in 2013, primarily as a result of (1) our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012, which incurred taxes and other expenses of R$1,107 million during 2013 compared to R$254million during the ten-month period ended December 31, 2012, (2) an increase in ICMS, PIS and COFINS taxes due to an increase in other revenues; and (3) late-payment charges of R$102 million during 2013 compared to R$3 million during the ten-month period ended December 31, 2012.

Provisions (Reversals)

Provisions (reversals) increased by 64.4% in 2013, primarily as a result of our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012, which incurred provisions/reversals of R$470 million during 2013 compared to R$173 million during the ten-month period ended December 31, 2012.

Advertising and Publicity

Advertising and publicity expenses increased by 25.6% in 2013, primarily as a result of (1) our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012, which incurred advertising and publicity expenses of R$419 million during 2013 compared to R$307 million during the ten-month period ended December 31, 2012, and (2) an increase in expenditures on our advertising campaigns to launch to promote the Oi Galera mobile campaign and expenditures on advertising campaigns to promote Oi at Rock in Rio.

Allowance for Doubtful Accounts

Allowance for doubtful accounts increased by 83.6% in 2013, primarily as a result of (1) our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012, which incurred allowance for doubtful accounts expenses of R$703 million during 2013 compared to R$335 million during the ten-month period ended December 31, 2012, and (2) an increase in the percentage of accounts receivable of our legacy operations that we record as a provision based on an increase in the rate of delinquency of our fixed-line customers.

Other Operating Income (Expenses), Net

Other operating income (expenses), net increased to R$2,370 million in 2013 from R$390 million in 2012. The principal components of other operating income (expenses), net in 2013 were:

•	a R$1,497 million gain, net of transaction expenses, relating to the sale of GlobeNet;

•	a R$330 million reversal of accrued profit sharing;

•	a R$201 million reversal of allowance arising from our review of the methodology used to calculate provisions for losses on labor claims; and

•	a R$173 million gain, net of transaction expenses, related to the sale of a property.

The principal components of other operating income (expenses), net in 2012 were gains from our sales of non-strategic assets.

Operating Income before Financial Income (Expenses) and Taxes

As a result of the foregoing, our consolidated operating income before financial income (expenses) and taxes increased by 11.1% to R$5,287 million in 2013 from R$4,760 million in 2012. As a percentage of net operating revenue, operating income before financial income (expenses) and taxes declined to 18.6% in 2013 from 18.9% in 2012.

Financial Expenses, Net

Financial Income

Financial income declined by 39.6% to R$1,375 million in 2013 from R$2,275 million in 2012, primarily due to:

•	an 89.3% decline in exchange rate gains on foreign investments to R$70 million during 2013 from R$650 million during 2012, primarily as a result of a decrease in our balances invested in foreign currencies and the 14.6% depreciation of the real against the U.S. dollar during 2013 compared to the 8.9% depreciation of the real against the U.S. dollar during 2012; and

•	a 45.9% decline in income from short-term investments to R$279 million during 2013 from R$515 million during 2012, primarily as a result of a decrease in the average amount of our short-term investments.

Financial Expenses

Financial expenses increased by 3.5% to R$4,650 million in 2013 from R$4,491 million in 2012, primarily due to:

•	an 18.7% increase in interest on loans payable to third parties and interest on debentures to R$2,452 million during 2013 from R$2,066 million during 2012, primarily as a result of an increase in the average amount of our loans payable to third parties and debentures, principally as a result of our consolidation of the indebtedness of Telemar and its subsidiaries as from February 27, 2012; and

•	a 26.2% increase in interest and inflation adjustments on other liabilities to R$616 million during 2013 from R$488 million during 2012, primarily as a result of (1) an increase in interest and inflation adjustments of our legacy operations primarily due to an increase in average amount of its other liabilities, and (2) our consolidation of the results of Telemar and its subsidiaries as from February 27, 2012, which recorded interest and inflation adjustments of R$285 million during 2013 compared to R$242 million during the ten-month period ended December 31, 2012.

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

Income Tax and Social Contribution

The composite corporate statutory income tax and social contribution rate was 34% in each of 2013 and 2012. Income tax and social contribution expense declined by 31.6% to R$519 million in 2013 from R$759 million in 2012. Our effective tax rate was 29.0 % in 2013 and 29.9% in 2012. The table below sets forth a reconciliation of the composite corporate statutory income tax and social contribution rate to our effective tax rate for each of the periods presented.

	Year Ended December 31,
	2013	2012
Composite corporate statutory income tax and social contribution rate	34.0%	34.0%
Tax effects of equity method	0.3	0.2
Tax effects of interest on shareholders’ equity	—	0.2
Tax effects of permanent exclusions (additions)	(7.1)	0.5
Tax incentives (SUDENE)	(1.5)	(6.1)
Utilization of tax loss carryforwards	(1.3)	0.0
Tax effects of unrecognized deferred tax assets	4.6	1.6
Tax effects of recognized deferred tax assets	—	(0.3)

Effective rate	29.0%	29.9%

Our effective tax rate was 29.0% in 2013, primarily as a result of (1) the tax effect of permanent additions, primarily as a results of the net effects of permanent exclusion (additions) of prescribed dividends, nondeductible fines, tax incentives and sponsorships, which decreased our effective tax rate by 7.1%, (2) the tax effect of tax incentives provided by the SUDENE, resulting from a reduction in the basis of calculation of profit in the regions promoted by the SUDENE, which reduced our effective tax rate by 1.5%, (3) the tax effect of our utilization of tax loss carryforwards, which reduced our effective tax rate by 1.3%. The effects of these factors were partially offset by the tax effect of unrecognized deferred tax assets regarding legal entities that are not eligible to recognize tax credits on tax loss carryforwards, which increased our effective tax rate by 4.6%.

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

Our principal sources of liquidity have traditionally consisted of the following:

•	cash flows from operating activities;

•	short-term and long-term loans;

•	sales of debt securities in domestic and international capital markets; and

•	during 2012, 2013 and 2014, sales of non-core assets.

During 2014, cash flow generated by operations was used primarily for investing activities, for working capital requirements and to service our outstanding debt obligations. As of December 31, 2014, our consolidated cash and cash equivalents and cash investments amounted to R$2,621 million. As of December 31, 2014, we had working capital of R$6,730 million. We believe that our working capital is sufficient for our requirements during 2015.

Cash Flow

Cash Flows from Operating Activities

Our primary source of operating funds is cash flow generated from our operations. Net cash provided by operating activities was R$5,531 million during 2014, including cash flow from discontinued operations of R$1,878 million, R$7,035 million during 2013 and R$3,910 million during 2012. We consider cash flows provided by our operating activities to be sufficient for our expected cash requirements related to operations. However, we generally finance our investments in property, plant and equipment through the use of bank loans, vendor financing, capital markets and other forms of financing.

Cash Flows Used in Investing Activities

Investing activities used net cash of R$4,303 million during 2014, including cash used by discontinued operations of R$2,813 million, R$6,770 million during 2013 and R$6,495 million during 2012.

During 2014, investing activities of our continuing operations for which we used cash primarily consisted of (1) investments of R$5,370 million in purchases of property, plant and equipment and intangible assets, primarily related to the expansion of our data communications network, the acquisition of our 4G authorization and the implementation of projects to meet ANATEL’s regulatory requirements, and (2) net judicial deposits (consisting of deposits less redemptions) of R$938 million, primarily related to provisions for labor, taxes and civil contingencies. During 2014, investing activities generated cash flows of (1) R$4,454 million from the sale of permanent assets, primarily consisting of the net proceeds of our sales of GlobeNet, Caryopoceae, and Tupã Torres, and (2) R$357 million from the acquisition of PT Portugal, net of cash and cash equivalents of assets classified as held-for sale.

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

Cash Flows from Financing Activities

Financing activities used net cash of R$1,175 million during 2014, including cash used by discontinued operations of R$5,533 million, R$2,299 million during 2013, and provided net cash of R$975 million in 2012.

During 2014, our principal sources of borrowed funds consisted of (1) R$1,300 million aggregate principal amount under a revolving credit facility that we entered into with a syndicate financials institution during December 2012, (2) R$836 million aggregate principal amount borrowed under a credit facility with the Brazilian National Development Bank (Banco Nacional de Desenvolvimento Econômio e Social), or BNDES that we entered into in December 2012, (3) US$104 million aggregate principal amount under an export credit facility that Telemar entered into with Export Development Canada, or EDC, during July 2012, and (4) US$98 million aggregate principal amount under an export credit facility that Oi entered into with the Office National Du Ducroire/Nationale Delcrederedienst, the Belgian national export credit agency, or ONDD, during March 2013. In addition, we generated cash (net of issue premium and related costs) of R$7,827 million through our sale of common shares and preferred shares for cash in the Oi capital increase.

During 2014, in addition to the R$5,533 million used by discontinued operations, we used cash to (1) repay R$5,054 million principal amount of our outstanding loans and financings and derivatives, (2) to make installment payments under the tax refinancing plan in the aggregate amount of R$870 million, and (3) to make installment payments relating to our permits and concessions in the aggregate amount of R$205.

During 2013, our principal sources of borrowed funds consisted of (1) R$1,500 million aggregate principal amount of non-convertible debentures issued in March 2013, (2) R$873.5 million aggregate principal amount borrowed under a R$5.4 billion credit facility with BNDES that we entered into in December 2012, (3) US$96 million aggregate principal amount borrowed under an export credit facility that Telemar entered into with EDC in July 2012, and (4) US$37 million aggregate principal amount borrowed under an export credit facility that Telemar entered into with SEK in July 2011.

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

Projected Sources and Uses of Cash

We anticipate that we will be required to spend approximately R$10.2 billion to meet our short-term contractual obligations and commitments during 2015 (excluding contractual obligations and commitments and budgeted capital expenditures of our discontinued operations), and an additional approximately R$24.2 billion to meet our long-term contractual obligations and commitments in 2016 and 2017 (excluding contractual obligations and commitments and budgeted capital expenditures of our discontinued operations). We expect that we will meet these cash requirements for (1) our operating and maintenance activities through sales of our services, and (2) our debt service and capital expenditure commitments through a combination of cash generated from operating activities and cash generated by financing activities, including new debt financings and the refinancing of our existing indebtedness as it becomes due.

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

In November 2011, Oi, Oi Mobile, Telemar and TNL PCS entered together into a revolving credit facility with a syndicate of international institutions. As a result of the merger of TNL PCS with and into Oi Mobile in February 2014, Oi Mobile assumed all of TNL PCS’s rights and obligations under this credit facility. Under this facility, up to US$1 billion aggregate principal amount will be available for disbursement to the borrowers during the five-year term of this facility. As of December 31, 2014, there were no outstanding loans under this facility.

In January 2013, PT SGPS, PT Comunicações, S.A. and PTIF, as borrowers, entered into an export credit facility with the Bank of China, under which the Bank of China agreed to disburse loans in the aggregate principal amount of €100 million. As a result of a corporate reorganization of the subsidiaries of PT SGPS on May 5, 2014, PT Portugal assumed PT SGPS and PT Comunicações, S.A.’s obligations under this credit facility. The proceeds of this credit facility have been and will be used to fund equipment purchases and related service purchases pursuant to supply agreements with Huawei Technologies Co. Ltd. Loans under this credit facility bear interest at an average rate of EURIBOR plus 3% plus mandatory costs per annum, as defined therein. Interest on each of these loans is payable monthly, quarterly or semi-annually, as selected by the borrower, in arrears through maturity in January 2022. The outstanding principal amount of these loans is payable in 12 equal semi-annual installment commencing in November 2016. In connection with our acquisition of PT Portugal, in May 2014 we guaranteed all obligations under this loan agreement. As of December 31, 2014, there were no outstanding loans under this facility.

In October 2014, we entered into an export credit facility agreement with FINNVERA under which FINNVERA agreed to disburse loans in two tranches, in an aggregate principal amount of up to US$232.7 million and US$164.7 million. The proceeds of this export credit facility will be used to fund the supply and installation of fixed and wireless telecommunication infrastructure and related services. Loans under this export credit facility bear interest at an average rate of LIBOR plus 1.00% per annum. Interest on each of these loans is payable semi-annually in arrears through maturity in November 2022 or November 2023, depending on the tranche. The outstanding principal amount of these loans is payable in 17 equal semi-annual installments commencing in November 2014 or November 2015, depending on the tranche. As of December 31, 2014, there were no outstanding loans under this facility.

In December 2014, we entered into a credit facility with Banco do Nordeste do Brasil S.A., or BNB, under which BNB agreed to disburse loans in an aggregate principal amount of up to R$371 million. The proceeds of this credit facility have been used for capital expenditures in our telecommunications infrastructure in the northeastern region of Brazil. Loans under this credit facility bear interest at 8.24% per annum, with a 15% discount available for timely payment of interest under these loans. Interest is payable quarterly in arrears from December 2014 through December 2016 and monthly in arrears thereafter through maturity in December 2022. The outstanding principal amount is payable in 72 equal monthly installments, commencing in January 2017. As of December 31, 2014, there were no outstanding loans under this facility.

Contractual Commitments

The following table summarizes our significant contractual obligations and commitments as of December 31, 2014:

	Payments Due by Period
	Less than One Year		One to Three Years		Three to Five Years		More than Five Years		Total
	(in millions of reais)
Continuing operations:
Loans and financings (1)	R$	6,317	R$	15,891	R$	6,730	R$	3,900	R$	32,838
Debentures (2)		1,094		6,206		5,165		8		12,473
Unconditional purchase obligations (3)		1,737		758		343				2,838
Concession fees (4)		288		306		348		1,43		2,379
Usage rights (5)		676		686		—		—		1,362
Pension plan contributions (6)		129		388		258		517		1,292

Total contractual obligations and commitments from continuing operations		10,241		24,235		12,844		5,862		53,182
Discontinued operations:
Financial obligations classified as liabilities of assets held for sale (7)		4,828		7,354		6,979		5,619		24,780
Unconditional purchase obligations (3)		140		—		—		—		140
Usage rights (5)		19		33		—		—		53
Operating lease obligations (8)		98		113		85		93		389
Post-retirement benefit payments of Portuguese operations (9)		499		868		722		1,376		3,465

Total contractual obligations and commitments discontinued operations		5,584		8,368		7,786		7,088		28,827

Total commitments	R$	15,825	R$	32,603	R$	12,288	R$	12,950	R$	82,009

(1)	Includes (1) estimated future payments of interest on our loans and financings, calculated based on interest rates and foreign exchange rates applicable at December 31, 2014 and assuming that all amortization payments and payments at maturity on our loans and financings will be made on their scheduled payment dates, and (2) estimated future cash flows on our derivative obligations, calculated based on interest rates and foreign exchange rates applicable as of December 31, 2014 and assuming that all payments on our derivative obligations will be made on their scheduled payment dates.
(2)	Includes estimated future payments of interest on our debentures, calculated based on interest rates applicable as of December 31, 2014 and assuming that all amortization payments and payments at maturity on our debentures will be made on their scheduled payment dates.
(3)	Consists of (1) obligations in connection with a business process outsourcing agreement, and (2) purchase obligations for network equipment pursuant to binding obligations which include all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.
(4)	Consists of estimated bi-annual fees due to ANATEL under our concession agreements expiring in 2025. These estimated amounts are calculated based on our results for the year ended December 31, 2014.
(5)	Consists of payments due to ANATEL and ANACOM for radio frequency licenses. Includes accrued and unpaid interest as of December 31, 2014.

(6)	Consists of expected contributions to amortize the actuarial deficit of the BrTPREV plan.
(7)	Includes estimated future payments of interest on debt obligations of PT Portugal that have been classified as liabilities of assets held for sale but will remain obligations of our company following the completion of our sale of PT Portugal, calculated based on interest rates and foreign exchange rates applicable at December 31, 2014 and assuming that all amortization payments and payments at maturity on these debt obligations will be made on their scheduled payment dates.
(8)	Consists of obligations under contractual rental agreements and includes obligations related to leased lines and the rental of buildings. Operating leases are accounted for as a cost in the period that the corresponding expense is incurred.
(9)	Consists primarily of the undiscounted payments to be made by PT Comunicações related to salaries due to pre-retired and suspended employees, described below in “—Post-Retirement Benefits.” The total amount relating to our Portuguese telecommunications business differs from the net accrued post-retirement liability recognized in our consolidated statement of financial position primarily because the latter amount relates to the discounted unfunded obligations. These obligations will be assumed by Altice in connection with the closing of the sale of PT Portugal.

We are also subject to contingencies with respect to tax, civil, labor and other claims and have made provisions for accrued liability for legal proceedings related to certain tax, civil, labor and other claims of R$5,132 million as of December 31, 2014. See “Item 8. Financial Information—Legal Proceedings” and note 21 to our consolidated financial statements.

Indebtedness

Under IFRS 5, as of December 31, 2014, we were required to classify all financial obligations of PT Portugal as liabilities of assets held for sale. We expect to complete the PT Portugal reorganization by June 9, 2015 which is expected to result in 100% of the share capital of PTIF and PT Participações being transferred from PT Portugal to Oi S.A. Upon the completion of this transfer, all financial obligations of PTIF and PT Participações and its subsidiaries are expected to be reclassified as indebtedness of our company.

On a consolidated basis, our real-denominated indebtedness as of December 31, 2014 was R$21,191 million, our U.S. dollar-denominated indebtedness was R$12,706 million, and our Euro-denominated indebtedness was R$2,426 million. As of December 31, 2014, our real-denominated indebtedness bore interest at an average rate of 12.91% per annum, our Euro-denominated indebtedness bore interest at an average rate of 5.125% per annum, and our U.S. dollar-denominated indebtedness bore interest at an average rate of 5.08% per annum. As of December 31, 2014, 79.4% of our debt bore interest at floating rates, including the effect of swap operations.

Short-Term Indebtedness

Our short-term debt, consisting of the current portion of long-term loans and financings and debentures, was R$4,464 million as of December 31, 2014. Under our financing policy, we generally do not incur short-term indebtedness, as we believe that our cash flows from operations generally will be sufficient to service our current liabilities.

Long-Term Indebtedness

Our principal sources of long-term debt are:

•	fixed-rate notes issued in the international market;

•	debentures issued in the Brazilian market;

•	credit facilities with BNDES;

•	unsecured lines of credit obtained from Brazilian financial institutions;

•	credit facilities with international export credit agencies;

•	real estate securitization transactions; and

•	credit facilities with a development bank.

Some of our debt instruments require that Oi and /or certain of its subsidiaries comply with financial covenants, semi-annually or quarterly. Under each of these debt instruments, the creditor has the right to accelerate the debt if, at the end of any applicable period we are not in compliance with the defined financial covenants ratios. We were in compliance with these financial covenants at December 31, 2014, and we believe that we will be able to comply with these financial covenants during 2015. In addition, we believe that our compliance with these financial covenants will not adversely affect our ability to implement our financing plans.

The instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses and the occurrence of an event of default under one of these instruments or under the financial obligations of PT Portugal classified as liabilities of assets held for sale could trigger an event of default under other indebtedness or enable the creditors under other indebtedness or under financial obligations of PT Portugal classified as liabilities of assets held for sale to accelerate that indebtedness or those obligations.

As of December 31, 2014, all of our debt instruments with BNDES were secured by pledges of certain of our accounts receivable.

The following discussion briefly describes certain of our significant financing transactions.

Fixed-Rate Notes

We have issued five series of fixed-rate debt securities in the international market. All of these securities pay interest semi-annually and annually in arrears. All of these securities pay interest semi-annually or annually in arrears.

The following table sets forth our outstanding fixed-rate debt securities as of December 31, 2014, the outstanding principal amount of these securities and their maturity dates.

Security	Outstanding Principal Amount		Final Maturity
	(in millions)
Oi 9.75% senior notes due 2016(1)	R$	1,100	September 2016
Oi 5.125% senior notes due 2017(2)		€750	December 2017
Oi 9.500% senior notes due 2019(3)	US$	142	April 2019
Oi 5.500% senior notes due 2020(4)	US$	1,787	October 2020
Oi Brasil Holdings Coöperatief U.A. 5.75% senior notes due 2022(3)	US$	1,500	February 2022

(1)	These notes are denominated in reais and payments of principal and interest under these notes are payable in U.S. dollars at prevailing exchange rates at the time of payment.
(2)	These notes are fully and unconditionally guaranteed by Telemar Norte Leste S.A.
(3)	These notes are obligations of Oi’s subsidiary Oi Brasil Holdings Coöperatief U.A. and are fully and unconditionally guaranteed by Oi S.A.

Debentures

We have issued several series of debentures in the Brazilian market. All of these securities pay interest annually or semi-annually in arrears. The table below sets forth our outstanding debentures as of December 31, 2014, the outstanding principal amount of these securities, the applicable interest rates, and their maturity dates.

Security	Outstanding Principal Amount		Interest Rate	Final Maturity
	(in millions of reais)
Oi debentures due 2017	R$	400	CDI plus 0.94%	March 2017
Oi debentures due 2017	R$	1,000	CDI plus 1.00%	August 2017
Oi debentures due 2018	R$	2,350	CDI plus 1.15%	December 2018(1)
Oi debentures due 2019	R$	1,500	CDI plus 0.75%	March 2019
Oi debentures due 2020	R$	1,600	IPCA plus 6.20%	March 2020(2)
Oi debentures due 2020	R$	246	IPCA plus 7.98%	April 2020
Telemar debentures due 2021	R$	31	IPCA plus 0.50%	July 2021

(1)	The outstanding principal amount of these debentures is payable in three equal annual installments commencing in December 2016.
(2)	The outstanding principal amount of these debentures is payable in two equal annual installments commencing in March 2019.

Credit Facilities with BNDES

We and our subsidiaries have entered into a variety of credit facilities with BNDES. The proceeds of these credit facilities have been used for a variety of purposes, including funding our investment plans, funding the expansion of our telecommunications plant (voice, data and video), and making operational improvements to meet the targets established in the General Plan on Universal Service Goals and the General Plan on Quality Goals in effect at the time of these loans.

The following table sets forth selected information with respect to our BNDES credit facilities as of December 31, 2014.

Facility	Outstanding Principal Amount	Interest Rate	Amortization Schedule		Final Maturity
	(in millions of reais)
Oi Mobile 2009 credit facility(1):
Floating-rate loans	459	TJLP plus 3.95%	Monthly	(2)	December 2018
Fixed-rate loans	22	4.50%	Monthly	(2)	December 2018
Oi Mobile 2009 credit facility:
A loans	359	TJLP plus 3.95%	Monthly	(2)	December 2018
B loans	9	4.50%	Monthly	(2)	December 2018
Telemar 2012 credit facility:
A loans	610	TJLP plus 4.08%	Monthly	(3)	July 2021
B loans	129	2.50%	Monthly	(3)	January 2021
D loans	150	TJLP plus 2.18%	Monthly	(3)	January 2021
Oi Mobile 2012 credit facility(4):
A loans	312	TJLP plus 4.08%	Monthly	(3)	July 2021
B loans	80	2.50%	Monthly	(3)	January 2021
C loans	20	2.50%	Monthly	(3)	January 2021
Oi 2012 credit facility:
A loans	339	TJLP plus 4.08%	Monthly	(3)	July 2021
B loans	58	2.50%	Monthly	(3)	January 2021
C loans	169	2.50%	Monthly	(3)	January 2021
Oi Mobile 2012 credit facility:
A loans	90	TJLP plus 4.08%	Monthly	(3)	July 2021

(1)	On September 30, 2013, the obligations of Telemar under its 2009 Credit Facility and the obligations of Oi under its 2009 Credit Facility were assumed by TNL PCS, in each case with the consent of BNDES. As a result of the merger of TL PCS with and into Oi Mobile in February 2014, Oi Mobile assumed TNL PCS’s obligations under this credit facility.
(2)	Amortization on this facility commenced in January 2012.
(3)	Amortization on this facility commences in August 2015.
(4)	As a result of the merger of TL PCS with and into Oi Mobile in February 2014, Oi Mobile assumed TNL PCS’s obligations under this credit facility.

Unsecured Lines of Credit

In May 2008, Telemar entered into an unsecured line of credit with a Brazilian financial institution in the aggregate amount of R$4,300 million to finance the acquisition of control of Oi. The loans under this line of credit originally bore interest at the rate of the CDI rate plus 1.30% per annum, payable semi-annually in arrears in May and November of each year, commencing in May 2010. As a result of the renegotiation of the terms and conditions of these loans in May 2011, these loans bear interest at the rate of the CDI rate plus 1.00% per annum from May 2011 to May 2014 and at the rate of CDI rate plus 1.83% per annum from May 2014 to May 2018. The principal of these loans is payable in seven equal annual installments, commencing in May 2010. As of December 31, 2014, the outstanding principal amount under this line of credit was R$3,071 million.

In December 2012, Oi entered into a revolving credit facility with a syndicate of financial institutions. Under this facility, up to R$1.5 billion aggregate principal amount will be available for disbursement to Oi during the three-year term of this facility. The loans under this credit facility bear interest at a rate of Inter-financial Deposits (Depósitos Interfinanceiros), as calculated by CETIP S.A. - Mercados Organizados, plus 1.10% per annum. Oi may receive up to 10 disbursements during the term of this credit facility, each with a minimum value of R$300 million. Principal and interest for each disbursement are paid in accordance with the terms of each disbursement request. As of December 31, 2014, the outstanding principal amount under this credit facility was R$1,300 million, which is due in December 2015.

Credit Facilities with Export Credit Agencies

Credit Facilities with FINNVERA

In June 2008, Telemar entered into an export credit facility agreement with FINNVERA under which FINNVERA agreed to disburse loans in the aggregate principal amount of up to US$300 million. Disbursements of US$192 million and US$108 million under this export credit facility were received in 2008 and 2009, respectively. The proceeds of this export credit facility have been and will be used to fund equipment purchases related to Telemar’s capital expenditures on its fixed-line and mobile telecommunications infrastructure. Loans under this export credit facility bear interest at an average rate of LIBOR plus 1.07% per annum. Interest on each of these loans is payable semi-annually in arrears through maturity in December 2018. The outstanding principal amount of these loans is payable in 17 equal semi-annual installments commencing in December 2010. As of December 31, 2014, the outstanding principal amount under this credit facility was US$141 million.

In August 2009, Telemar entered into an export credit facility agreement with FINNVERA under which FINNVERA agreed to disburse loans in the aggregate principal amount of up to US$500 million. Disbursements of US$208 million, US$27 million, US$74 million, US$97 million and US$92 million under this export credit facility were received in February 2010, May 2010, February 2011, June 2011 and January 2012, respectively. The proceeds of this export credit facility have been and will be used to fund equipment purchases related to Telemar’s capital expenditures on our fixed-line and mobile telecommunications infrastructure. Loans under this export credit facility bear interest at an average rate of LIBOR plus 1.70% per annum. Interest on each of these loans is payable semi-annually in arrears through maturity in August 2019. The outstanding principal amount of these loans is payable in 17 equal semi-annual installments commencing in August 2011. As of December 31, 2014, the outstanding principal amount under this credit facility was US$294 million.

In December 2011, Telemar entered into an export credit facility with FINNVERA under which FINNVERA agreed to disburse loans in the aggregate principal amount of up to US$200 million. A disbursement of US$188 under this export credit facility was received in December 2012. The proceeds of this export credit facility have been and will be used to fund equipment purchases related to Telemar’s capital expenditures on our fixed-line and mobile telecommunications infrastructure. Loans under this facility bear interest at the rate of LIBOR plus 0.90% per annum, payable semi-annually in arrears. The principal amount of these loans is payable in 17 semi-annual installments commencing in February 2013. As of December 31, 2014, the outstanding principal amount under this credit facility was US$153 million.

Credit Facility with Nordic Investment Bank

In July 2008, Telemar entered into a credit facility with Nordic Investment Bank under which Nordic Investment Bank disbursed loans in the aggregate principal amount of US$250 million. The proceeds of this credit facility have been used to fund equipment purchases related to Telemar’s infrastructure.

Under this credit facility, loans in the principal amount of US$100 million (the A loan) and US$150 million (the B loan) were disbursed in July 2008. The A loan bears interest at the rate of LIBOR plus 1.18% per annum and the B loan bears interest at the rate of LIBOR plus 0.80% per annum. Interest on each of these loans is payable semi-annually in arrears through maturity. The outstanding principal amount of the A loan is payable in 17 equal semi-annual installments commencing in July 2010, and the outstanding principal amount of the B loan is payable in 11 equal semi-annual installments commencing in July 2010. As of December 31, 2014, the outstanding principal amount under this credit facility was US$74 million.

Credit Facilities with China Development Bank

In February 2009, Telemar entered into a credit facility agreement with China Development Bank Corporation, or China Development Bank, under which China Development Bank agreed to disburse loans in the aggregate principal amount of up to US$300 million. Disbursements of US$227 million and US$52 million under this credit facility were received in 2009 and 2010, respectively. The proceeds of this credit facility have been and will be used to fund equipment purchases related to Telemar’s capital expenditures on telecommunications infrastructure. Loans under this credit facility bear interest at a rate of LIBOR plus 2.5% per annum. Interest on each of these loans is payable semi-annually in arrears through maturity in February 2016. The outstanding principal amount of these loans is payable in 11 equal semi-annual installments commencing in April 2011 and terminating upon maturity in February 2016. As of December 31, 2014, the outstanding principal amount under this credit facility was US$82 million.

In October 2009, Telemar entered into a credit facility agreement with China Development Bank under which China Development Bank agreed to disburse loans in the aggregate principal amount of up to US$500 million. Disbursements of US$94 million and US$98 million under this credit facility were received in 2010 and 2011, respectively. The proceeds of this credit facility have been and will be used to fund equipment purchases related to Telemar’s capital expenditures on telecommunications infrastructure. Loans under this credit facility bear interest at a rate of LIBOR plus 2.5% per annum. Interest on each of these loans is payable semi-annually in arrears through maturity in October 2016. The outstanding principal amount of these loans is payable in 11 equal semi-annual installments commencing in April 2012 and terminating upon maturity in October 2016. As of December 31, 2014, the outstanding principal amount under this credit facility was US$88 million.

Credit Facility with Crédit Agricole Corporate and Investment Bank

In April 2010, Telemar entered into an export credit facility agreement with Crédit Agricole, as lender and facility agent, under which Crédit Agricole agreed to disburse loans in the aggregate principal amount of up to US$220 million, in two tranches of US$110 million each. Disbursements in the aggregate principal amount of US$46 million and US$31 million under the first tranche of this facility were received in July 2010 and February 2011, respectively, and a disbursements in the aggregate principal amount of US$55 million and US$89 million under the second tranche of this facility were received in May 2011 and February 2012, respectively. The proceeds of these disbursements have been and will be used to fund equipment purchases related to Telemar’s capital expenditures on its fixed-line and mobile telecommunications infrastructure. Loans under the first and second tranches of this facility bear interest at an average rate of LIBOR plus 1.40% per annum. Loans under the first tranche of this facility pay interest semi-annually in arrears through maturity in August 2019. Loans under the second tranche of this facility pay interest semi-annually in arrears through maturity in August 2020. The outstanding principal amount of these loans is payable in 17 equal semi-annual installments, commencing in August 2011 for the first tranche and in August 2012 for the second tranche. ONDD, the Belgian national export credit agency, is providing an insurance policy in connection with this facility. As of December 31, 2014, the outstanding principal amount under this credit facility was US$146 million.

Export Credit Facility with Swedish Export Corporation

In June 2011, Telemar entered into an export credit facility with Swedish Export Corporation, or SEK, and Deutsche Bank under which SEK agreed to disburse loans in the aggregate principal amount of up to US$103 million. Disbursements of US$5 million, US$9 million, US$39 million, US$14 million, US$21 million, US$6 million and US$10 million under this export credit facility were received in July 2011, November 2011, July 2012, October 2012, February 2013, June 2013 and October 2013, respectively. The proceeds of this export credit facility have been and will be used to fund equipment purchases related to Telemar’s capital expenditures on its fixed-line and mobile telecommunications infrastructure. Loans under this export credit facility bear interest at the rate of 2.21% per annum, payable semi-annually in arrears, through maturity in February 2020. The principal of these loans is payable in 17 equal semi-annual installments, commencing in February 2012. As of December 31, 2014, the outstanding principal amount under this credit facility was US$76 million.

Export Credit Facility with Export Development Canada

In July 2012, Telemar entered into an export credit facility agreement with EDC under which EDC agreed to disburse loans in the aggregate principal amount of up to US$200 million. A disbursement of US$96 million and US$104 million under this export credit facility were received in February 2013 and April 2014, respectively. The proceeds of this export credit facility have been and will be used to fund equipment purchases related to Telemar’s capital expenditures on its fixed-line and mobile telecommunications infrastructure. Loans under this export credit facility bear interest at the rate of 2.25% per annum. Interest on each of these loans is payable semi-annually in arrears through maturity in May 2022. The outstanding principal amount of these loans is payable in 17 semi-annual installments commencing in May 2014. As of December 31, 2014, the outstanding principal amount under this credit facility was US$177 million.

Export Credit Facility with the Office National Du Ducroire/Nationale Delcrederedienst

In March 2013, Oi entered into an export credit facility agreement with ONDD, under which ONDD agreed to disburse loans in two tranches in the aggregate principal amount of up to US$257 million. A disbursement of US$98 million under this export credit facility was received in March 2014. The proceeds of this export credit facility will be used to fund equipment purchases from Alcatel-Lucent. Loans under this export credit facility bear interest at the rate of LIBOR plus 1.50% per annum. Interest on each of these loans is payable semi-annually in arrears through maturity in March 2024. The outstanding principal amount of these loans is payable in 18 semi-annual installments commencing in September 2014. As of December 31, 2014, the outstanding principal amount under this credit facility was US$92 million.

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

We received net proceeds from the assignment of lease receivables in the total aggregate amount of R$1,585 million on a consolidated basis, and recorded our obligations to make the assigned payments as short- and long-term debt in our consolidated financial statements. The aggregate net effective interest rate on this transaction is 102% of the CDI rate. The proceeds raised in this transaction were used to repay short-term debt. In June 2012, each of Copart 4 and Copart 5 partially redeemed the CRIs that they had issued for an aggregate amount of R$393 million. As of December 31, 2014, the aggregate liability under these leases was R$808 million.

Credit Facilities with Development Banks

In February 2009, TNL PCS entered into a credit facility with Banco do Nordeste do Brasil S.A., or BNB, under which BNB agreed to disburse loans in an aggregate principal amount of up to R$369 million. As a result of the merger of TNL PCS with and into Oi Mobile in February 2014, Oi Mobile assumed TNL PCS’s obligations under this credit facility. The proceeds of this credit facility have been used for capital expenditures on Telemar’s mobile telecommunications infrastructure for the northeastern region of Brazil. Disbursements of R$370 million under this credit facility were received in 2009. Loans under this credit facility bear interest at 10.0% per annum, with a 15% discount available for timely payment of the interest payments under these loans. Interest is payable quarterly in arrears from May 2009 through February 2011 and monthly in arrears thereafter through maturity in February 2019. The outstanding principal amount is payable in 96 equal monthly installments commencing in March 2011. At December 31, 2014, the outstanding principal amount under this credit facility was R$192 million.

Financial Obligations Included in Liabilities of Assets Held for Sale

Under IFRS 5, as of December 31, 2014, we were required to classify all financial obligations of PT Portugal as liabilities of assets held for sale. We expect to complete the PT Portugal reorganization by June 9, 2015 which is expected to result in 100% of the share capital of PTIF and PT Participações being transferred from PT Portugal to Oi S.A. Upon the completion of this transfer, all financial obligations of PTIF and PT Participações and its subsidiaries are expected to be reclassified as indebtedness of our company.

As of December 31, 2014, financial obligations of PT Portugal classified as liabilities of assets held for sale was R$18,893 million, consisting of R$1,934 million of short-term financial obligations and R$16,958 million of long-term financial obligations.

As of December 31, 2014, all of the financial obligations of PT Portugal classified as liabilities of assets held for sale were denominated in Euros and bore interest at an average rate of 4.71% per annum. As of December 31, 2014, 19.5% of the financial obligations of PT Portugal classified as liabilities of assets held for sale bore interest at floating rates.

Short-Term Financial Obligations Included in Liabilities of Assets Held for Sale

Our short-term financial obligations included in liabilities of assets held for sale was R$1,934 million as of December 31, 2014, including commercial paper facilities in the outstanding principal amount of €396.3 million (R$1,236 million).

Long-Term Financial Obligations Included in Liabilities of Assets Held for Sale

Some of the instruments governing the financial obligations of PT Portugal classified as liabilities of assets held for sale require that Oi and/or certain of its subsidiaries comply with financial covenants, semi-annually or quarterly. Under each of these financial instruments, the creditor has the right to accelerate the obligation if, at the end of any applicable period we are not in compliance with the defined financial covenants ratios. We were in compliance with these financial covenants at December 31, 2014, and we believe that we will be able to comply with these financial covenants during 2015.

The instruments governing a substantial portion of the financial obligations of PT Portugal classified as liabilities of assets held for sale require contain cross-default or cross-acceleration clauses and the occurrence of an event of default under one of these instruments could (1) trigger an event of default under our indebtedness or the instruments that govern the financial obligations of PT Portugal classified as liabilities of assets held for sale, or (2) enable the creditors under our indebtedness or the instruments governing the financial obligations of PT Portugal classified as liabilities of assets held for sale to accelerate that indebtedness or those obligations.

The following discussion briefly describes certain of the significant financing transactions of PT Portugal classified as liabilities of assets held for sale.

Fixed-Rate Notes

In connection with Oi’s acquisition of PT Portugal on May 5, 2014, Oi guaranteed all of the notes outstanding notes under Portugal Telecom’s Euro Medium Term Note Programme, or the EMTN program. Most of these notes were issued by PTIF, a subsidiary of PT Portugal; one series of notes was issued by Portugal Telecom and on May 5, 2014, PT Portugal was substituted as the issuer for this series of notes. All of these securities pay interest semi-annually or annually in arrears.

On April 9, 2015, we commenced a consent solicitation in which we are seeking the consent of the holders of PT Portugal’s 6.25% Notes due 2016 to the substitution, in place of PT Portugal, of PTIF as issuer and principal obligor under these notes in order to satisfy one of the conditions to closing under the PTP Share Purchase Agreement. If the consent is granted by the holders of the notes, the notes will also be amended to grant to the holders of these notes an option to redeem their notes at specified prices based on the date of the closing of the sale of PT Portugal. A meeting of holders of the notes to consider the proposed consent held on May 4, 2015 was adjourned for lack of a quorum and is currently scheduled to be reconvened on May 19, 2015.

The following table sets forth the notes of PT Portugal and PTIF classified as liabilities of assets held for sale as of December 31, 2014, the outstanding principal amount of these securities and their maturity dates.

Security	Outstanding Principal Amount	Final Maturity
	(in millions)
PTIF 5.625% Notes due 2016(1)	€600	February 2016
PT Portugal 6.25% Notes due 2016(1)	€400	July 2016
PTIF 5.242% Notes due 2017(1)	€250	November 2017
PTIF 4.375% Notes due 2017(1)	€500	March 2017
PTIF 5.875% Notes due 2018(1)	€750	April 2018
PTIF 5.00% Notes due 2019(1)	€750	November 2019
PTIF 4.625% Notes due 2020(1)	€1,000	May 2020
PTIF 4.5% Notes due 2025(1)	€500	June 2025

(1)	These notes are fully and unconditionally guaranteed by Oi S.A.

EIB Amortizing Loans

From April 2008 to November 2011, PT SGPS entered into five loan agreements with EIB under which EIB agreed to disburse loans in the aggregate principal amount of up to €530 million. As a result of a corporate reorganization of the subsidiaries of PT SGPS on May 5, 2014, PT Portugal assumed PT SGPS’s obligations under these loan agreements. Loans under these loan agreements bear interest at an average rate of 2.76% per annum. Interest on each of these loans is payable annually in arrears through maturity between December 2017 and October 2019. The outstanding principal amount of these loans is payable in annual installments commencing between December 2011 and September 2014. As of December 31, 2014, the outstanding principal amount under these loan agreements was €466 million.

Bank of China Credit Facility

In May 2011, PT SGPS, PT Comunicações, S.A. and PTIF, as borrowers, entered into an export credit facility with the Bank of China Limited, London Branch, or the Bank of China, under which the Bank of China agreed to disburse loans in the aggregate principal amount of €80 million. As a result of a corporate reorganization of the subsidiaries of PT SGPS on May 5, 2014, PT Portugal assumed PT SGPS and PT Comunicações, S.A.’s obligations under this credit facility. The proceeds of this credit facility have been and will be used to fund equipment purchases and related service purchases pursuant to supply agreements with Huawei Technologies Co. Ltd. Loans under this credit facility bear interest at an average rate of EURIBOR plus 1.65% plus mandatory costs per annum, as defined therein. Interest on each of these loans is payable monthly, quarterly or semi-annually, as selected by the borrower, in arrears through maturity in May 2023. The outstanding principal amount of these loans is payable in 20 equal semi-annual installment commencing in November 2013. In connection with our acquisition of PT Portugal, in May 2014 we guaranteed all obligations under this loan agreement. As of December 31, 2014, the outstanding principal amount under this credit facility was €62 million.

Post-Retirement Benefits of Our Discontinued Operations

As of December 31, 2014, our projected post-retirement benefit obligations, or PBO, from our Portuguese operations related to pension supplements and healthcare amounted to R$1,691 million, and the market value of assets under management amounted to R$810 million. In addition, we had liabilities in the form of salaries due to suspended and pre-retired employees amounting to R$2,453 million as of December 31, 2014, including curtailment costs recorded in 2014, which are not subject to any legal funding requirement. These monthly salaries are paid directly by our company to the beneficiaries until retirement age. As a result, total gross unfunded obligations from our Portuguese businesses amounted to R$3,335 million.

The following table shows the amount of Oi’s liabilities for post-retirement benefits of its Portuguese operations recorded on its statements of financial position as of December 31, 2014.

	As of December 31, 2014
	(in millions of reais)
Gross projected pension benefits obligations	R$	399
Gross projected healthcare benefits obligations		1,292
Total projected pension and healthcare benefits obligations		1,691

Market value of funds		810

Unfunded pension and healthcare benefits obligations		881
Obligations for salaries to suspended and pre-retired employees		2,453

Gross unfunded obligations from Portugal Telecom’s Portuguese operations		3,335

Capital Expenditures

Our capital expenditures on property, plant and equipment and intangible assets of our continuing operations were R$5,382 million in 2014, R$6,614 million in 2013 and R$6,477 million in 2012. Our capital expenditures on property, plant and equipment and intangible assets of our discontinued operations were R$911 million in 2014. The following table sets forth our capital expenditures on plant expansion and modernization of our continuing operations for the periods indicated.

	Year Ended December 31,
	2014		2013		2012
	(in millions of reais)
Data transmission equipment	R$	1,207	R$	1,740	R$	1,365
Installation services and devices		878		411		1,318
Mobile network and systems		877		1,147		1,081
Voice transmission		663		908		645
Information technology services		454		378		392
Telecommunication services infrastructure		281		539		322
Buildings, improvements and furniture		166		542		244
Submarine cables		—		25		152
Network management system equipment		113		202		142

	Year Ended December 31,
	2014		2013		2012
	(in millions of reais)
Backbone transmission		159		71		36
Internet services equipment		3		7		19
Other		581		644		761

Total capital expenditures		5,382		6,614		6,477
(Unpaid) amount and cash outflow to settle previously recorded liabilities		(122)		(638)		(1,147)

Total capital expenditures according to the cash flow statement	R$	5,260	R$	5,976	R$	5,330

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

Our transport network currently is based on 10/40 Gbps line rate interfaces and we are upgrading our optical network OTN DWDM and IP backbone routers to support 100 Gbps line rates. We also deployed an optical switching layer based on optical transport network technology in order to provide more efficient use of our DWDM capacity, fast restorations, and IP routers traffic offloading.

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

Mobile Services Network Programs

We have undertaken a project to upgrade a portion of our mobile networks to enable us to increase the capacity of our mobile network. In 2012, we constructed 2,237 new radio base stations to support the growth of our subscriber base and expand the capacity at many of our existing radio base stations. In addition, we have undertaken a project to replace approximately 1,407 of our radio base stations in Region I, all of which employ Alcatel-Lucent technology, with Huawei base stations. We completed the replacement of these radio base stations in December 2012. Our investment in these projects in 2012 was R$1,000 million.

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

In June 2012, we acquired the authorizations and radio frequency licenses necessary for us to commence the offering of 4G services throughout Brazil. We intend to offer these services using LTE network technology and have begun deploying our 4G network. As part of this project, we have upgraded our existing mobile core to the LTE Evolved Packet Core, using an Evolved NodeB base station under a Radio Access Network that we will share with other Brazilian mobile services operators. In 2013, we commenced offering 4G services in the 12 cities where the FIFA World Cup was held. Our deployment was conducted in cooperation with TIM, another Brazilian mobile operator, under a RAN Sharing regime. Through this regime, both operators share the same physical network, each using its own frequency spectrum resources, thus reducing the deployment costs by approximately 50% while maintaining all of the characteristics of an individual network with respect to our customers. RAN sharing makes use of 3GPP standard features, permitting full technical support. The deployment of this network under a RAN sharing arrangement was the first of its kind in Latin America.

In November 2011, we began deploying a network of Wi-Fi hotspots in order to offload traffic from our mobile network. The Oi Wi-Fi network is composed of sub networks that are accessible (1) from indoor public and commercial sites, (2) from outdoor public spaces, and (3) from residential access points of our fixed-line customers that share access points in association with Fon.

In 2014, we extended our service area to include 118 new municipalities with 3G technology. We also activated HSPA+ in 3,302 sites in 2014, which allowed our customers to transfer data at higher speeds. In addition, we offer 4G technology under our RAN sharing arrangement with TIM to over 80% of urban areas in all Brazilian capital cities and cities with over 500,000 inhabitants.

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

We are investing in the expansion of our transport networks in an effort to ensure that our networks continue to have the capacity to serve our existing customers and to support our plans to expand our services. Among other investments, we are investing in the expansion of our national backbone to support the expansion of 4G services, broadband services and new services, taking measures to improve our network synchronization and signaling links, taking measures to improve our interconnection traffic, investing in projects to improve route optimization.

We are also investing in projects to improve our networks by increasing the redundancy of our wire and fiber optic cable routes and establishing network mesh routes. We also perform preventive maintenance on sections of our network that have unusually high failure rates, and have a program to replace network elements in these sections.

We are investing in the standardization of our facilities to deter fraud and improve the quality of our services, including the replacement of some of our public telephones.

Off-Balance Sheet Arrangements

We do not currently have any transactions involving off-balance sheet arrangements.

U.S. GAAP Reconciliation

We reported a net loss in accordance with Brazilian GAAP in the amount of R$4,406 million in 2014 and net income of R$1,493 million in 2013 and R$1,785 million in 2012. Under U.S. GAAP, we would have reported a net loss of R$4,780 million in 2014, and net income of R$604 million in 2013 and R$866 million in 2012.

Our total shareholders’ equity in accordance with Brazilian GAAP was R$19,311 million as of December 31, 2014 and R$11,524 million as of December 31, 2013. Under U.S. GAAP, we would have reported total shareholders’ equity of R$27,153 million as of December 31, 2014 and R$20,013 million as of December 31, 2013.

The principal differences between Brazilian GAAP and U.S. GAAP that affected our net income in 2014, 2013 and 2012, as well as total shareholders’ equity as of December 31, 2014 and 2013, are described in note 30 to our audited consolidated financial statements included elsewhere in this annual report. The differences that result in significant adjustments relate to the accounting treatment of the following items:

•	the corporate reorganization that occurred in February 2012;

•	business combinations prior to January 1, 2009 and goodwill;

•	pre-paid pension plan costs and other post-retirement benefits;

•	capitalized interest;

•	income tax and social contribution; and

•	the valuation of long-lived assets.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

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

Our by-laws provide for a board of directors of up to 17 members and an equal number of alternate members. As of the date of this annual report, our board of directors is composed of 15 members and 15 alternate members. During periods of absence or temporary unavailability of a regular member of our board of directors, the corresponding alternate member substitutes for the absent or unavailable regular member.

The members of our board of directors are elected at general meetings of shareholders for two-year terms and are eligible for reelection. The terms of all current members expire at our annual shareholders’ meeting in 2016. Members of our board of directors are subject to removal at any time with or without cause at a general meeting of shareholders. Our by-laws do not contain any citizenship or residency requirements for members of our board of directors. Our board of directors is presided over by the chairman of the board of directors, and, in his absence, on an interim basis, by his designated alternate. The chairman of our board of directors is elected by the members of the board of directors, serves for a two-year term and is eligible for reelection. Our by-laws provide that the chairman of our board of directors may not serve as our chief executive officer.

Our board of directors ordinarily meets once every month and extraordinarily when a meeting is called by the chairman or any two other members of our board of directors. Decisions of our board of directors require a quorum of a majority of the directors and are taken by a majority vote of those directors present.

The following table sets forth certain information with respect to the current members of our board of directors and their alternates.

Name	Position	Member Since	Age
José Mauro Mettrau Carneiro da Cunha	Chairman	February 2009	65
José Augusto da Gama Figueira	Alternate	April 2011	67
Shakhaf Wine	Director	April 2012	47
Pedro Guimarães e Melo de Oliveira Guterres	Alternate	October 2014	40
Rafael Luís Mora Funes	Director	October 2014	50
João Manuel de Mello Franco	Alternate	April 2014	69
Armando Galhardo Nunes Guerra Jr	Director	April 2012	58
Paulo Márcio de Oliveira Monteiro	Alternate	April 2012	56
Sergio Franklin Quintella	Director	April 2012	79
Bruno Gonçalves Siqueira	Alternate	April 2012	29
Renato Torres de Faria	Director	April 2012	52
Carlos Fernando Horta Bretas	Alternate	April 2012	55
Rafael Cardoso Cordeiro	Director	April 2012	34
André Sant’Anna Valladares de Andrade	Alternate	April 2012	30
Fernando Magalhães Portella	Director	April 2012	63
Sérgio Bernstein	Alternate	April 2014	78
Alexandre Jereissati Legey	Director	April 2012	44
Carlos Francisco Ribeiro Jereissati	Alternate	April 2012	68
Carlos Jereissati	Director	April 2014	43
Cristina Anne Betts	Alternate	April 2012	45
Cristiano Yazbek Pereira	Director	April 2012	39
Erika Jereissati Zullo	Alternate	April 2012	44
Fernando Marques dos Santos	Director	May 2012	62
Laura Bedeschi Rego de Mattos	Alternate	April 2012	39
José Valdir Ribeiro dos Reis	Director	April 2012	69
Luciana Freitas Rodrigues	Alternate	April 2012	48
Carlos Augusto Borges	Director	April 2012	55
Marcos Rocha de Araújo	Alternate	May 2014	65
Henrique Jäger	Director	April 2015	49
Ricardo Berreta Pavie	Alternate	April 2015	41

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

Shakhaf Wine. Mr. Wine has served as a member of our board of directors since April 2012 as a nominee of Bratel Brasil and was a member of the board of directors of TNL from April 2011 until February 2012. He has been chief executive officer and chairman of the board of directors of Portugal Telecom Brasil S.A. since September 2010. He has served as chairman of the board of directors of PT Multimédia.com Brasil Ltda., vice-chairman of the board of directors of Brasilcel N.V. and president of the controlling committee of Brasilcel N.V., each since September 2010. Mr. Wine was an investment banking manager responsible for European corporate client relationships in the global communications group at Merrill Lynch International from 1998 until 2003; senior associate in the Latin America and telecommunications groups at Deutsche Morgan Grenfell & Co. from 1993 until 1998; and a foreign exchange trader and dealer for Banco Central do Brasil at Banco Icatu from 1991 to 1993. Previously, he held various board positions, including chairman of the board of directors of: Mobitel S.A. until June 2011; vice-chairman of the board of directors of Vivo Participações S.A. from 2009 until September 2010; and a member of the board of directors of: Universo Online S.A. from 2009 until January 2011, PT Investimentos Internacionais – Consultoria Internacional S.A. from 2006 until March 2009, PT Participações SGPS S.A. from March 2008 until March 2009, PT Móveis—Serviços de Telecomunicações SGPS S.A. from May 2006 until March 2009, PT Ventures SGPS S.A. from May 2006 until March 2009, Tele Centro Oeste Celular Participações, S.A. from March 2004 until October 2006, Tele Sudeste Celular Participações, S.A. from March 2004 until February 2006, Tele Leste Participações S.A. July 2005 until February 2006, Celular CRT Participações S.A. from March 2004 until February 2006, Banco1.net S.A., from April 2003 until July 2004 and PT Multimédia.com Participações Ltda., from April 2005 until November 2007. He holds a degree in economics from Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ).

Rafael Luís Mora Funes. Mr. Funes has served as a member of our board of directors since October 2014 as a nominee of Bratel Brasil. Mr. Funes is currently a member of the board of directors of PT SGPS, vice chairman of the board of directors and COO of Ongoing Strategy Investments, SGPS, S.A., chairman of the board of directors of BRZ Tech, chairman of the board of directors of IBT Internet Business Technologies, member of the board of directors of RS Holding, SGPS, member of the School Advisory Business Council of INDEG-ISCTE and member of the Governance and Sustainability Committee of the Milennium BCP Group since 2007.

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

Sergio Franklin Quintella. Mr. Quintella has served as a member of our board of directors since April 2012 as a nominee of AG Telecom and was a member of the board of directors of TNL from April 2011 until February 2012. From 1965 until 1991, he was vice-president of Montreal Engenharia S.A. Mr. Quintella has served as a member of the Technical Council of the National Confederation of Trade (Conselho Técnico da Confederação Nacional do Comércio) since 1990 and as a member of the board of directors of Petrobras since 2009. He was president of the Auditors Tribunal (Tribunal de Contas) of the State of Rio de Janeiro from 1993 until 2005, CEO of Companhia do Jarí from 1982 until 1983, chief executive officer of IESA – Internacional de Engenharia S.A. from 1979 until 1990, and president of the Brazilian Association of Technical Standards (Associação Brasileira de Normas Técnicas) from 1975 until 1977. Mr. Quintella also served as a member of the boards of directors of the Brazilian National Monetary Council from 1985 until 1990, Refrescos do Brasil S.A from 1980 until 1985, Caemi Mineração e Metalurgia S.A. from 1979 until 1983, Sulzer S.A. from 1976 until 1979 and BNDES from 1975 until 1980. Mr. Quintella has served at several academic institutions, including as a member of the development councils for Pontifícia Universidade Católica of Rio de Janeiro since 1978 and Universidade Estácio de Sá since 2002 and as vice president of Fundação Getúlio Vargas since 2005. He also served as a board member of the National Institute of Advanced Studies (Conselho Diretor do Instituto Nacional de Altos Estudos) from 1991 until 2010. Mr. Quintella holds bachelor’s degrees in engineering from Universidade Católica do Rio de Janeiro, economics from Faculdade de Economia do Rio de Janeiro, economic engineering from Escola Nacional de Engenharia and a MBA from IPSOA in Italy. He also completed the Advanced Management Program at Harvard Business School and an extension course in public finance at Pennsylvania State University – Philadelphia.

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

Carlos Jereissati. Mr. Jereissati has served as a member of our board of directors since April 2014 as a nominee of LF Tel and was an alternate member of our board of directors from April 2012 to April 2014, and an alternate member of the board of directors of TNL from May 2008 until February 2012. He has served as a member of the board of directors of TmarPart since 2008. He has been the chief executive officer of Iguatemi Empresa de Shopping Centers S.A., where he has worked since 1996. Mr. Jereissati is a member of the board of directors of various companies in other sectors, including Jereissati Participações S.A. since 2008, Jereissati Telecom since 2008 and CTX since 2009. From 2002 until 2004 and from 2005 until 2006, Mr. Jereissati served as president and vice-president of the Brazilian Association of Shopping Centers (Associação Brasileira de Shopping Centers S.A.), of which he is presently a member of the advisory board. Mr. Jereissati has been a member of the Brazil Volunteer Association (IBRAVO – Associação Brasil Voluntário) since 1995 and the International Council of Shopping Centers (ICSC) since 1994. He was a member of the Brazilian Economic and Social Development Council (Conselho de Desenvolvimento Econômico e Social) from 2002 until 2006. In 2007, Mr. Jereissati was named a “Young Global Leader” by the World Economic Forum. Mr. Jereissati holds a bachelor’s in business administration from FGV in São Paulo, and has completed many courses and seminars abroad, including Management for Success at the University of Michigan Business School, the Spring Convention of the International Council of Shopping Centers, and Real Estate Finance and Investment from Euromoney Training. Mr. Jereissati is the son of our alternate director Carlos Francisco Ribeiro Jereissati, brother of our director Pedro Jereissati and our alternate director Erika Jereissati Zullo and cousin of our director Alexandre Jereissati Legey.

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

José Valdir Ribeiro dos Reis. Mr. Reis has served as a member of our board of directors since April 2012 as a nominee of PREVI. He has been chief executive officer and chairman of the board of directors of the Economic and Credit Cooperative of the Employees of Federal Financial Institutions (COOPERFORTE—Cooperativa de Economia e Crédito Mútuo dos Funcionários de Instituições Financeiras Públicas Federais) since July 1997. He was chief executive officer of PREVI—Caixa de Previdência dos Funcionários do Banco do Brasil, or PREVI, pension fund for employees of Banco do Brasil, from 1993 until 1996. He served as a member of the board of directors of Teka S.A. from 2002 until 2003; chairman of the board of directors of Fundição Tupy S.A., from 1996 until 2002; a member of the board of directors of GTD Participações S.A. from 1995 until 1996; chairman of the deliberative council of Fenabb – Federação das AABBs from 2005 until 2008; and vice-president of the Brazilian Confederation of Credit Cooperatives (Confebrás – Confederação Brasileira das Cooperativas de Crédito) from 2003 until 2007. Mr. Reis holds a degree in economics from Universidade Federal de Juiz de Fora – Minas Gerais and a post-graduate degree in financial administration from AEUDF/ICAT—Brasília—DF.

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

Henrique Jäger. Mr. Jäger has served as a member of our board of directors since April 2015 as a nominee of PETROS. He has served as president of Fundação Petrobras de Seguridade Social, or PETROS, since March 2015, as a member of the fiscal council of Lupatech S.A. since April 2014, as a member of the board of directors of the Instituto Brasileiro de Governança Corporativa since August 2014 and as a member of the fiscal council of Lupatech S.A. since April 2014. Previously, he served as an independent member of the board of directors of Banco do Brasil from 2008 to 2015, member of the board of directors of Telemig Celular from 2006 to 2008 and independent member of the board of directors of Brasil Telecom from 2008 to 2009. Mr. Jäger also served as a member of the fiscal council of Paranapanema from 2009 to 2011, Banco do Brasil from 2005 to 2006 and Norte-Energia (Belo Monte) from 2011 to 2014. He was a member of the curating board of the Fundação Banco do Brasil (Titular) from 2008 to 2014 and was responsible for advising the Inter-Union Department of Statistics and Socioeconomic Studies at the Federação Única dos Petroleiros from 2003 to 2012. Mr. Jäger holds a bachelor’s degree in economics from the Universidade Federal Rural do Rio de Janeiro and a post-graduate degree in economics from the Universidade Federal Fluminense.

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

Pedro Guimarães e Melo de Oliveira Guterres. Mr. Guterres has served as an alternate member of our board of directors since October 2014 as a nominee of Bratel Brasil. Mr. Guterres is an officer of Telemar Participações SA, a member of the board of Medi Telecom from 2008, member of the board of directors Forecast—Management Company Pension Fund SA since 2009 and Director of Planning and Control PT Portugal, SGPS, S.A. since 2009. Previously in his career, Mr. Guterres held the positions of director of corporate finance of Portugal Telecom, SGPS, S.A. from 2008 to 2010, director of planning and control of PT Comunicações S.A. from 2007 to 2008, director of planning and control of PT Multimédia.com Brasil Ltda. from 2003 to 2007 and director of business development of Portugal Telecom, SGPS, S.A. from 2000 to 2003. Before joining the Portugal Telecom Group, Mr. Guterres worked at Merrill Lynch Investment Banking from 1997 to 2000. Mr. Guterres holds a degree in economics from the New University of Lisbon.

João Manuel de Mello Franco. Mr. Mello Franco has served as an alternate member of our board of directors since April 2012 as a nominee of Bratel Brasil. Mr. Mello Franco has served as a non-executive director of PT SGPS since 1998 and as president of the auditing committing of PT SGPS since 2007. He has served as a member of the evaluation committee since 2008 and served as a member of the compensation committee since from 2003 until 2008. Mr. Mello Franco has also served as a non-executive director of EDP Renováveis, S.A. since 2008, chairman of the audit committee since 2014 and member of the related party transactions committee since 2014. Previously, he served as chairman of the fiscal council of the Sporting Clube de Portugal and Sporting SAD from 2011 until 2013; chairman of the board of directors of Soponata – Sociedade Portuguesa de Navios Tanques, S.A. (Soponata) from 2000 until 2001, Companhia Portuguesa Rádio Marconi from 1994 until 1995 and TLP – Telefones de Lisboa e Porto, S.A. from 1989 until 1994; vice chairman of the board of directors of José de Mello Imobiliária from 2001 until 2004 and LISNAVE from 1995 until 1997; director of Soponata from 1997 until 2000 and chairman of the executive committee of LISNAVE from 1995 until 1997. Mr. Mello Franco holds a degree in mechanical engineering from Instituto Superior Técnico and participated in a continuing education program in strategic management and high business management (PADE).

Paulo Márcio de Oliveira Monteiro. Mr. Monteiro has served as an alternate member of our board of directors as a nominee of AG Telecom since April 2012. Since March 2003, he has been financial manager of AG Concessões, where he has worked since January 2000. Mr. Monteiro has served an alternate member of the board of directors of Companhia Energética de Minas Gerais—CEMIG, a company in the electrical energy generation, transmission and distribution sector, and an alternate member of the board of directors of CCR S.A. each since 2011. Mr. Monteiro holds a degree in civil engineering from Universidade Federal de Minas Gerais, a master’s degree in finance from Instituto Tecnológico de Monterrey—ITESM, in Mexico City, an MBA from Universidade de São Paulo – USP and a post-graduate degree in business management from Universidade Panamericana—IPADE, in Mexico City.

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

Sérgio Bernstein. Mr. Bernstein has served as an alternate member of our board of directors since April 2014 as a nominee of LF Tel. Mr. Bernstein is a member of the board of directors of Iguatemi Empresa de Shopping Centers

S.A., a holding company that invests in other companies. He began his career as a trainee in the finance department of General Electric do Brasil in 1961, where he eventually served as director controller for six years and vice-president of finance for four years. He also served as vice-president of finance of Grupo Jereissati from 1990 until 2007, chairman of the fiscal council of TNL from May 2009 until February 2012 and member of the fiscal council of Coari from September 2009 until February 2012. Mr. Bernstein holds a bachelor’s degree in civil engineering from Escola Nacional de Engenharia do Rio de Janeiro.

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

Marcos Rocha de Araújo. Mr. Araújo has served as an alternate member of our board of directors since May 2014 as a nominee of FUNCEF. Mr. Araújo has served as a management specialist at FUNCEF since February 2010, working in mergers and acquisitions, private equity and venture capital and a member of the board of directors of Valepar S.A. since June 2012. He was a member of the fiscal councils of América Latina Logística from April 2010 until May 2011 and TNCP from April 2007 until May 2008 and a member of the board of directors of TG Participações S.A. from April 2009 until April 2012. Previously, he was an investment management analyst at FUNCEF, where he gained experience in capital markets, credit risk, structured transactions, company valuations and finance. He also worked at Aplicações da Fundação do Banco Central (Centrus) for 15 years. Mr. Araújo holds a bachelor’s degree in economics from 1997.

Ricardo Berreta Pavie. Mr. Pavie has served as an alternate member of our board of directors since April 2015 as a nominee of PETROS. He currently serves as executive manager of new projects at PETROS since 2007 and an alternate member to the board of directors of Sete Brasil since 2011. Previously, Mr. Pavie worked at Banco Cindam from 1993 to 1996, Furnas Centrais Elétricas from 2001 to 2007 and Vanguarda Agro during 2007. He also served as an alternate member of the board of directors of Log In from 2011 to 2012, member of the fiscal council of Vanguarda Agro from 2011 to 2011, member of our fiscal council from 2012 to 2013 and member of the fiscal council of Lupatech during 2013. In addition, Mr. Pavie represents PETROS in various national and international congresses and seminars. He holds a bachelor’s degree in business management from Universidade Candido Mendes, a post-graduate degree in finance from the University of California Los Angeles, a post-graduate degree in business of electricity from Universidade Federal do Rio de Janeiro and a master’s degree in finance from IBMEC/RJ.

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

The following table sets forth certain information with respect to the current members of our board of executive officers.

Name	Position	Date Elected/ Appointed	Age
Bayard De Paoli Gontijo	Chief Executive Officer	January 2015	43
Flavio Nicolay Guimarães	Chief Financial Officer and Investor Relations Officer	April 2015	40
Eurico De Jesus Teles Neto	Executive Officer	April 2012	58
Jason Santos Inácio	Executive Officer	January 2014	41
Marco Norci Schroeder	Executive Officer	April 2015	50

Summarized below is information regarding the business experience, areas of expertise and principal outside business interests of our current executive officers.

Bayard De Paoli Gontijo. Mr. Gontijo has served as our chief executive officer since January 2015 and our chief financial officer and investor relations officer since June 2013. Mr. Gontijo served as our interim chief executive officer between October 2014 and January 2015, and has served as one of our executive officers since April 2012. Mr. Gontijo started working at Oi as Treasury Manager in 2003. Mr. Gontijo has over 19 years’ experience in the financial market and, since 1993, works with large companies and banks such as Banco Bamerindus do Brasil S.A, HSBC Bank Brasil S.A., and NET Serviços de Comunicações S.A. Mr. Gontijo holds a degree in Business Administration and holds an MBA from Coppead / UFRJ.

Flavio Nicolay Guimarães. Mr. Guimarães has served as our chief financial officer and investor relations officer since April 2015. Previously, he served as our treasury director from May 2010 to April 2015, regional corporate treasurer at Noble Brasil S.A. from 2008 to 2010 and treasury manager at Brookfield Brasil form 2006 to 2008. Mr. Guimarães has also served as a trader at CSN—Companhia Siderúrgica Nacional from 2003 to 2006 and Ford Motor Company Brasil from 2000 to 2003. He holds a bachelor’s degree in foreign trade from Faculdades Associadas de São Paulo and a specialization in the executive development program from The Wharton School, University of Pennsylvania.

Eurico de Jesus Teles Neto. Mr. Teles has served as one of our executive officers since April 2012. He was member of our board of directors from 2009 to 2011 and an alternate member of our board of directors until April 2012. He previously served as member of the board of directors of Coari from 2009 until February 2012 and has been a member of the board of directors of Telemar since 2009. He was the legal officer of TNL from April 2007 through February 2012 and the legal manager of Telemar from April 2005 until April 2007. He previously served as manager of the real estate division at Telebahia, where he went on to hold the position of legal consultant in 1990. Mr. Teles holds a bachelor’s degree in legal sciences and law from Universidade Católica de Salvador and holds a master’s degree in Employment Law from Universidade Estácio de Sá.

Jason Santos Inácio. Mr. Inácio was appointed to our board of executive officers in January 2014 and began to exercise his duties as a member of our board of executive officers in June 2014, upon obtaining his permanent visa to work in Brazil as a manager of Brazilian companies. Beginning in 2006, he had previously worked at PT SGPS, where he served in various capacities, most recently as infrastructure and operations director of PTM.com, a multimedia division of Pay-TV Multimídia. In 2007, he joined PT SGPS’ telecommunications division, where he was responsible for several large transformation projects. Mr. Inácio joined PT SGPS in 2006 as operations manager at PTM.Com, a multimedia unit of the PT SGPS’ subscription television division. Mr. Inácio holds a bachelor’s degree in marketing from Instituto Superior de Línguas e Administração (ISLA) and a post-graduate degree in business management from Instituto para o Desenvolvimento da Gestão Empresarial (INDEG) do Instituto Superior de Ciências do Trabalho e da Empresa (ISCTE).

Marco Norci Schroeder. Mr. Schroeder has served as one of our executive officers since April 2015. He has also served as the financial officer of our international operations since July 2014 and was elected as vice president and chief financial officer of PT Portugal in August 2014. Previously, Mr. Schroeder has served as chief financial officer and investor relations officer of Contax Participações from 2011 to 2013, a member of the board of directors of Fundação Sistel from 2009 to 2012, officer of the controlling area of Telemar Norte Leste S.A. from 2002 to 2011, chief financial officer of Televisão Gaucha S.A. from 1991 to 1997, chief financial officer of Televisão Cidade S.A. from 1999 to 2001 and officer of the controlling area of Net Controller from 1998 to 1999. He chairs the fiscal council of FATL. Mr. Schroeder holds a bachelor’s degree in economics from Federal University of Rio Grande do Sul and a specialization in the general management program at Harvard Business School.

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

The following table sets forth certain information with respect to the current members of our fiscal council and their alternates.

Name	Position	Member Since	Age
Allan Kardec de Melo Ferreira	Chairman	February 2009	68
Newton Brandão Ferraz Ramos	Alternate	April 2012	45
Aparecido Carlos Correia Galdino	Member	April 2014	63
Sidnei Nunes	Alternate	April 2014	55
Umberto Conti	Member	March 2013	40
Alcinei Cardoso Rodrigues	Alternate	April 2015	50
Manuel Jeremias Leite Caldas(1)	Member	March 2013	59
Vanessa Montes de Moraes(1)	Alternate	March 2013	33

(1)	Elected by the minority shareholders.

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

Aparecido Carlos Correia Galdino. Mr. Galdino has served as a member of our fiscal council since April 2014. He previously served as an alternate member of our fiscal council from March 2013 to April 2014, and as a member of our fiscal council, from February 2011 to March 2013. He has also served as a member of the fiscal council of TmarPart since April 2008. Mr. Galdino was an alternate member of the fiscal council of TNL from April 2009 through February 2012. He joined the Jereissati Group in 1971 and has been managing officer and investor relations officer of Jereissati Participações S.A. since April 1990. He has served as the chief financial officer of La Fonte Participações S.A. since April 1990, and has been a member of the board of directors of LF Tel since February 2008, Iguatemi Empresa de Shopping Centers S.A. since July 2008 and Jereissati Telecom since April 1991. He has served as a member of the fiscal council of Contax Holdings since April 2008, as a member of the fiscal council of Tele Norte Celular Participações S.A. from May 2008 to present and as a member of the fiscal council of Amazônia Celular S.A. from May 2008 to March 2009. Mr. Galdino holds a bachelor’s degree in business administration from Faculdades Integradas Princesa Isabel.

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

Sidnei Nunes. Mr. Nunes has served as an alternate member of our fiscal council since April 2014. He served as a member of our fiscal council from March 2013 to April 2014, as an alternate member of our fiscal council from April 2012 to March 2013 and as a member of our fiscal council from April 2011 to April 2012. He served as an alternate member of the fiscal council of TNL from April 2007 through February 2012, an alternate member of the fiscal council of TmarPart since April 2008 and an alternate member of the fiscal council of Telemar from April 2007 through February 2012. He served as an alternate member of our fiscal council from February 2009 to April 2011. He has been managing officer of Jereissati Participações S.A. since April 2008, chief financial officer of

Jereissati Telecom since April 2008 and managing officer of LF Tel since April 2006. Mr. Nunes has served as a member of the boards of directors of Iguatemi Empresa de Shopping Centers S.A. since April 2006, LF Tel since April 2006, and Grande Moinho Cearense S.A. since April 2005. Mr. Nunes is a financial officer and controller of several companies of the Jereissati Group since September 1995. Mr. Nunes holds bachelor’s degrees in business administration and accounting from the Faculdade de Administração Paulo Eiró and an MBA from the University of São Paulo.

Alcinei Cardoso Rodrigues. Mr. Rodrigues has served as an alternate member of our fiscal council since April 2015. Mr. Rodrigues has served as voordinator of FUNCEF since November 2011. Mr. Rodrigues served as an alternate member of our board of directors from April 2012 to October 2013 and was an alternate member of the board of directors of TNL from April 2011 until February 2012. Previously, Mr. Rodrigues worked at PETROS from June 2003 until November 2011, as executive manager of real estate holdings and executive manager of planning. Mr. Rodrigues serves as a member of the board of Eldorado Celulose S.A. and served as a member of the board of directors of Sete Brasil S.A. from November 2013 to March 2014, as a member of the board of directors of Investimento em Infraestrutura S.A (Invepar) from May 2010 until April 2011, and as a member of the board of directors of Lupatech S.A. from May 2009 until April 2011. He holds a bachelor’s degree in economic sciences from Pontifícia Universidade Católica de Sāo Paulo (PUC-SP), a master’s degree in economics from PUC-SP and a post-graduate degree in complementary social security from Pontifícia Universidade Católica do Rio de Janeiro (PUC-RJ).

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

The aggregate compensation paid by us to all members of our board of directors, board of executive officers and our fiscal council for services in all capacities was R$26 million in 2014. This amount includes pension, retirement or similar benefits for our officers and directors. On April 29, 2015, our shareholders (acting in the annual general meeting) established the following compensation for the year 2015:

•	board of directors: an aggregate limit of R$8 million;

•	board of executive officers: an aggregate limit of R$50 million; and

•	fiscal council: an aggregate limit of R$0.6 million.

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

The Compensation Committee is composed of three to eight members, including members of our board of directors, who are elected by our board of directors. The current membership of the Compensation Committee includes members of our board of directors (José Mauro Mettrau Carneiro da Cunha, Armando Galhardo Nunes Guerra Junior, Carlos Jereissati and Shakhaf Wine), alternate members of our board of directors (Laura Bedeschi Rego de Mattos and Marcos Rocha de Araujo), and other individuals (Virginia Cavalcante de Melo and Daniel Gonçalves Pereira). All of the members of the Compensation Committee have been elected to terms that expire at our annual general shareholders’ meeting to be held in April 2016.

Share Ownership

As of May 4, 2015, the number of our common and preferred shares held by the members of our board of directors and board of executive officers, supervisory or management bodies, including outstanding stock options, do not exceed 1% of either class of our outstanding shares.

Employees

As of December 31, 2014, we had a total of 55,086 employees. All of our employees are employed on a full-time basis, divided into the following functions: network operations, sales and marketing, information technology, call center operations, support areas and authorized agents.

The table below sets forth a breakdown of our employees by main category of activity and geographic location as of the dates indicated:

	Year Ended December 31,
	2014	2013	2012
Number of employees by category of activity:
Employees of Continuing Operations:
Plant operation, maintenance, expansion and modernization	16,082	13,943	9,286
Sales and marketing	5,167	5,572	5,421
Call center operations	17,544	18,831	16,994
Support areas	3,649	3,939	4,778
Authorized agents	354	286	260

Total employees of continuing operations	42,796	42,571	36,739
Employees of discontinued operations	12,290	—	—

	Year Ended December 31,
	2014	2013	2012
Total	55,086	42,571	36,739

Number of employees by geographic location:
Employees of Continuing Operations:
Brazil:
Rio de Janeiro	14,356	13,285	10,924
Goiás	8,838	9,865	9,564
Paraná	4,322	4,527	4,359
Mato Gross do Sul	3,739	4,005	3,725
São Paulo	1,854	1,954	2,046
Minas Gerais	1,831	1,953	1,243
Rio Grande do Sul	1,195	957	721
Bahia	1,265	893	589
Federal District	741	799	699
Santa Catarina	646	652	319
Pernambuco	802	601	442
Ceará	588	560	412
Pará	470	416	296
Mato Grosso	272	275	192
Maranhão	304	259	158
Amazonas	246	236	219
Espírito Santo	215	223	145
Paraiba	175	161	116
Piauí	138	146	71
Rondônia	134	143	68
Rio Grande do Norte	159	136	97
Sergipe	178	125	73
Alagoas	105	89	57
Tocantins	79	79	40
Amapá	54	61	34
Acre	50	50	22
Roraima	40	44	34
United States, Bermuda, Venezuela and Colombia	—	77	74

Total employees of continuing operations		42,571	36,739
Employees of Discontinued Operations:
Portugal	10,701	—	—
Namibia	503	—	—
Cabo Verde Islands	512	—	—
São Tomé and Principe	95	—	—
Timor Leste	479	—	—

Total employees of discontinued operations	12,290	—	—

Total	55,086	42,571	36,739

We negotiate separate collective bargaining agreements with the local unions in each of the Brazilian states for our company and each of our subsidiaries operating in such states. New collective bargaining agreements with these unions are negotiated every year. We maintain good relations with each of the unions representing our employees. As of December 31, 2014, approximately 17% of the employees of our company were members of state labor unions associated either with the National Federation of Telecommunications Workers (Federação Nacional dos Trabalhadores em Telecomunicações), or Fenattel, or with the Interstate Federation of Telecommunications Workers (Federação Interestadual dos Trabalhadores em Telecomunicações), or Fittel. We have never experienced a strike that had a material effect on our operations.

Employee Benefits in Brazil

Pension Benefit Plans

Sistel

Sistel is a not-for-profit private pension fund created by Telebrás in November 1977 to supplement the benefits provided by the federal government to employees of the former Telebrás System. The following are pension plans managed by Sistel.

PBS-A Plan

Since the privatization of Telebrás, the Sistel Benefits Plan (Plano de Benefícios da Sistel – Assistidos), or PBS-A plan, a defined benefit plan, has been sponsored by the fixed-line telecommunications companies that resulted from the privatization of Telebrás, including our company and TNL. The PBS-A plan is self-funded and has been closed to new members since January 2000. Contributions to the PBS-A plan are contingent on the determination of an accumulated deficit and we are jointly and severally liable, along with other fixed-line telecommunications companies, for 100% of any insufficiency in payments owed to members of the PBS-A plan. As of December 31, 2014, the PBS-A plan had a surplus of R$3,583 million. We were not required to make contributions to the PBS-A plan in 2014, 2013 or 2012.

PBS-TNCP Plan

Since the privatization of Telebrás, our subsidiary Tele Norte Celular Participações S.A., or TNCP, has sponsored the Sistel Benefits Plan – TNCP (Plano de Benefícios da Sistel – TNCP), or PBS-TNCP plan. The PBS-TNCP plan has been closed to new members since April 2004. Contributions to the PBS-TNCP plan are contingent on the determination of an accumulated deficit. As a result of the corporate reorganization and TNL’s earlier acquisition of control of TNCP, we are liable for 100% of any insufficiency in payments owed to members of the PBS-TNCP plan. As of December 31, 2014, the PBS-TNCP plan had a surplus of R$23 million. We made contributions to the PBS-TNCP plan of less than R$1 million in each of 2014, 2013 and 2012.

CELPREV Plan

In March 2004, Amazônia Celular S.A., or Amazônia, a subsidiary of TNCP, began sponsoring the CelPrev Amazônia, or CELPREV, plan, a defined contribution plan managed by Sistel. The CELPREV plan was offered to employees of Amazônia who did not participate in the PBS-TNCP plan, as well as to its new employees. Participants in the PBS-TNCP plan were encouraged to migrate to the CELPREV plan. Approximately 27.3% of Amazônia’s active employees that were participants in the PBS-TNCP plan migrated to the CELPREV plan. As of December 31, 2014, the CELPREV plan had a surplus of R$2 million. We made contributions to the CELPREV plan of less than R$1 million in each of 2014, 2013 and 2012.

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

The TCSPREV plan offers three categories of benefits to its members: (1) risk benefits, which are funded according to the defined benefit method; (2) programmable benefits, which are funded according to the defined contribution method; and (3) proportional paid benefits, applicable to those employees who migrated to a defined contribution method with their rights reserved as contributors to the defined benefit system. This plan was closed to new participants in March 2003; however, we resumed offering programmable benefits under this plan to new employees beginning in March 2005. We are liable for any deficits incurred by the TCSPREV plan according to the existing proportion of the contributions we make to this plan. As of December 31, 2014, the TCSPREV plan had a surplus of R$932 million. We were not required to make contributions to the TCSPREV plan in 2014, 2013 or 2012.

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

The BrTPREV plan offers three categories of benefits to its members: (1) risk benefits, which are funded according to the defined benefit method; (2) programmable benefits, which are funded according to the defined contribution method; (3) proportional paid benefits, applicable to those employees who migrated to a defined contribution method with their rights reserved as contributors to the defined benefit system. We are liable for any deficits incurred by the BrTPREV plan according to the existing proportion of the contributions we make to this plan. As of December 31, 2014, the BrTPREV plan had a deficit of R$474 million, which is being amortized through 2022. Since February 2003, we have been making additional monthly contributions to the Fundador/Alternativo plan and the BrTPREV plan to reduce these deficits. During 2014, 2013 and 2012, we contributed R$123 million, R$117 million and R$95 million and, respectively, to the BrTPREV plan and the Fundador/Alternativo plan to reduce these deficits.

PBS Telemar Plan

In September 2000, Telemar began sponsoring the PBS-Telemar plan, a private defined benefit plan offered to Telemar’s employees. In February 2005, FATL began managing the PBS Telemar plan. As a result of the corporate reorganization, we have assumed Telemar’s obligations under the PBS-Telemar plan.

The PBS-Telemar plan has the same characteristics as the PBS-A plan. The PBS-Telemar plan was closed to new participants in September 2000. We are responsible for any deficits incurred by the PBS-Telemar plan according to the existing proportion of the contributions we make to this plan and those made by participants. As of December 31, 2014, the PBS-Telemar plan had a surplus of R$10 million. We were not required to make contributions to the PBS-Telemar plan in 2014, 2013 or 2012.

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

The TelemarPrev plan offers two categories of benefits to its members: (1) risk benefits, which are funded according to the defined benefit method; and (2) programmable benefits, which are funded according to the defined contribution method. We are liable for any deficits incurred by the TelemarPrev plan according to the proportion of the contributions we make to this plan. As of December 31, 2014, the TelemarPrev plan had a surplus of R$237 million. We were not required to make contributions to the TelemarPrev plan in 2014, 2013 or 2012.

For more information on our pension benefit plans, see note 24 to our consolidated financial statements.

Medical, Dental and Employee Assistance Benefits

We provide our employees with medical and dental assistance, pharmacy and prescription drug assistance, group life insurance and meal, food and transportation assistance. We and our employees cover the costs of these benefits on a shared basis. In 2014, we contributed R$119 million to the medical and dental assistance plans, R$6 million to the occupational medicine plans, R$136 million for the Worker’s Food Program (Programa de Alimentação do Trabalhador), or PAT, and R$29 million to the other benefits programs.

Profit Sharing Plans

Our collective bargaining agreements with several labor unions require us to pay bonuses to employees who reach certain operational targets. As of December 31, 2014, we had provisioned R$290 million to be distributed in bonuses with respect to 2014.

We also have implemented a profit sharing plan as an incentive for employees to pursue our goals and to align employees’ interests with those of our shareholders. Profit sharing occurs if economic value-added targets and other targets defined annually by our board of directors are achieved.

Education and Training

We contribute to the professional qualification of our employees by offering training for the development of organizational and technical skills. We offered approximately 270,000 hours of training in 2014. In 2014, we invested approximately R$5 million in the qualification and training of our employees.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Oi has two outstanding classes of share capital: common shares and preferred shares with no par value. Generally, only Oi’s common shares have voting rights. Oi’s preferred shares have voting rights only in exceptional circumstances.

As of May 4, 2015, we had 286,155,319 issued common shares and 572,316,691 issued preferred shares, including 55,859,940 common shares and 102,150,550 preferred shares held in treasury.

As of May 4, 2015, we had approximately 1.1 million shareholders, including 67 U.S. resident holders of our common shares and approximately 197 U.S. resident holders of our preferred shares (including The Bank of New York Mellon, as depositary under our American Depositary Receipt, or ADR, facilities). As of May 4, 2015, there were 47,921,019 common shares (including common shares represented by ADSs) and 156,817,337 preferred shares (including preferred shares represented by ADSs) held by U.S. resident holders.

The following table sets forth information concerning the ownership of our common shares and preferred shares as of May 4, 2015, by each person whom we know to be the owner of more than 5% of our outstanding common shares, and by all of our directors and executive officers as a group. Except for the shareholders listed below, we are not aware of any other of our shareholders holding more than 5% of any class of our share capital. Our principal shareholders have the same voting rights with respect to each class of our shares that they own as other holders of shares of that class.

	Common Shares		Preferred Shares		Total
Name	Number of Shares	%	Number of Shares	%	Number of Shares	%
Portugal Telecom, SGPS, S.A.(1)	137,272,169	49.4	195,420,832	34.6	322,693,001	39.5
Andrade Gutierrez S.A. (2)	29,054,978	12.6	8,956,520	1.9	38,011,498	5.4
Jereissati Telecom S.A. (3)	29,054,978	12.6	8,956,492	1.9	38,011,470	5.4
Telemar Participações S.A.(4)	29,054,978	12.6	1,828,991	0.4	30,883,969	4.4
Caravelas Fundo de Investimento em Ações	17,136,248	7.4	35,917,151	7.6	53,053,399	7.6
BNDESPar	12,249,173	5.3	26,531,269	5.6	38,780,442	5.5
All directors, fiscal council members, their alternates and executive officers as a group (43 persons)	3,826	*	4,880	*	8,706	*

(1)	Represents 57,145,521 common shares and 77,155,529 preferred shares held directly by PT SGPS, 3,636,799 common shares and 21,566,568 preferred shares held by Bratel, a wholly-owned subsidiary of PT SGPS, 29,054,978 common shares and 1,828,991 preferred shares held directly and indirectly by TmarPart, and 47,434,872 common shares and 94,869,744 preferred shares which PT SGPS has the option to acquire from PTIF. PT SGPS disclaims beneficial ownership of the shares of our company owned by TmarPart, other than with respect to its proportionate interest in these shares.
(2)	Represents 157,331 preferred shares held directly by Andrade Gutierrez S.A., 6,970,198 preferred shares held directly by AG Telecom, a subsidiary of Andrade Gutierrez S.A., and 29,054,978 common shares and 1,828,991 preferred shares held directly and indirectly by TmarPart. Andrade Gutierrez S.A. disclaims beneficial ownership of the shares of our company owned by AG Telecom and TmarPart, other than with respect to its proportionate interest in these shares.
(3)	Represents 157,389 preferred shares held directly by Jereissati Telecom S.A., 6,970,155 preferred shares held directly by LF Tel, a subsidiary of Jereissati Telecom S.A., and 29,054,978 common shares and 1,828,991 preferred shares held directly and indirectly by TmarPart. Jereissati Telecom S.A. beneficial ownership of the shares of our company owned by LF Tel and TmarPart, other than with respect to its proportionate interest in these shares.
(4)	Represents 24,973,483 common shares and 1,828,991 preferred shares held directly by TmarPart, and 4,081,495 common shares held by Valverde, a wholly-owned subsidiary of TmarPart.
*	less than 1%

Changes in Share Ownership

On February 27, 2012, the shareholders of TNL, Telemar, Coari and Brasil Telecom approved the corporate reorganization, including:

•	the Coari merger, in which:

•	each issued and then outstanding share of Brasil Telecom held by Coari and all Coari shares held in treasury were cancelled;

•	each issued and then outstanding common share of Coari was converted automatically into 51.149 common shares of Brasil Telecom;

•	each issued and then outstanding preferred share of Coari was converted automatically into 3.904 common shares of Brasil Telecom and 40.034 preferred shares of Brasil Telecom;

•	Coari ceased to exist; and

•	Telemar became a wholly-owned subsidiary of Brasil Telecom; and

•	The TNL merger, in which:

•	each TNL share held in treasury prior to the TNL merger was cancelled, and each issued and then outstanding share of Brasil Telecom held by TNL was cancelled, other than 2,464,787 common shares of Brasil Telecom, which were transferred to the treasury of Brasil Telecom;

•	each issued and then outstanding common share of TNL (other than common shares held by shareholders who exercised their withdrawal rights with respect to such common shares) was converted automatically into 23.122 common shares of Brasil Telecom;

•	each issued and then outstanding preferred share of TNL was converted automatically into 1.879 common shares of Brasil Telecom and 19.262 preferred shares of Brasil Telecom; and

•	TNL ceased to exist.

On August 21, 2013, TmarPart issued 252,729,128 common shares to its shareholders in exchange for an aggregate amount of R$100 million in cash and preferred shares of our company. In connection with this transaction, Bratel Brasil contributed 300,236 of our preferred shares to TmarPart, AG Telecom contributed 481,492 of our preferred shares to TmarPart, LF Tel contributed 481,492 of our preferred shares to TmarPart, BNDESPar contributed 324,652 of our preferred shares to TmarPart, and PREVI contributed 241,121 of our preferred shares to TmarPart.

In May 2014, we completed the Oi capital increase in which we issued:

•	121,674,063 of our common shares and 280,483,641 of our preferred shares for an aggregate of R$8,250 million; and

•	104,580,393 of our common shares and 172,025,273 of our preferred shares to PT SGPS in exchange for the contribution by PT SGPS to us of all of the outstanding shares of PT Portugal.

As a result of the Oi capital increase:

•	PT SGPS acquired direct ownership of 32.8% of our outstanding share capital, including 37.7% of our outstanding voting share capital, in addition to the indirect interests in our company that it owned prior to the Oi capital increase;

•	Caravelas Fundo de Investimento em Ações acquired 6.3% of our outstanding share capital, including 6.2% of our outstanding voting share capital; and

•	TmarPart’s direct and indirect proportional share ownership of Oi was reduced to 4.4% of our outstanding share capital, including 12.6% of our outstanding voting share capital.

In March 2015, we completed the PT Exchange in which 47,434,872 of our common shares and 94,869,744 of our preferred shares were transferred to our wholly-owned subsidiary, PTIF. Under Brazilian law, these shares are deemed to be held in treasury. As a result of this transaction, the current ownership structure of our common shares is as set forth in the chart below.

PT SGPS
100%
Bratel B.V.
100%
100%
AGSA
PTB2
Jereissati Telecom
50.0%
50.0%
50.0%
50.0%
Venus
Bratel Brasil
Sayed
50.2%
49.8%
50.2%
49.8%
PASA
EDSP
100%
100%
AG Telecom
LF Tel
Other TmarPart Shareholders
37.2%
5.0%
37.2%
20.6%
TmarPart
100%
Caravelas
Valverde
Other Shareholders
24.8%
7.4%
1.8%
10.8%
7.3%
46.3%
Oi

Agreements Among Our Shareholders

Temporary Voting Agreement of the Shareholders of Oi and TmarPart

We entered, as an intervening party, a Temporary Voting Agreement dated February 19, 2014, as amended on September 8, 2014 and March 31, 2015, with PT SGPS, TmarPart, Caravelas, Bratel Brasil, Andrade Gutierrez S.A. and Jereissati Telecom S.A. The Temporary Voting Agreement will remain in effect until the earlier of (1) the implementation the corporate ownership simplification, the adoption of new by-laws of our company and the election of new members of the board of directors of our company, and (2) October 31, 2015.

Under the Temporary Voting Agreement, PT SGPS, TmarPart, Caravelas, Bratel Brasil, Andrade Gutierrez S.A. and Jereissati Telecom S.A., who collectively hold directly or indirectly 46.5% of our outstanding common shares, agreed:

•	to perform all necessary acts and to cooperate with the performance of all necessary acts by the other parties to this agreement and our company for the implementation of the following actions and transactions, as they may be detailed in the prior meetings of TmarPart’s shareholders to be held to approve all corporate authorizations and agreements pertaining to these actions and transactions:

•	the corporate ownership simplification;

•	the adoption of our new by-laws;

•	the election of new members of the board of directors of our company for terms expiring at the General Shareholders’ Meeting that approves our financial statements for the year ending December 31, 2017; and

•	the voluntary share exchange;

•	to exercise their voting rights in order to maintain the ordinary course of our business during the term of the Temporary Voting Agreement;

•	to keep the members of our board of directors in their current positions until the implementation of the corporate ownership simplification, the adoption of our new by-laws and the election of new members of our board of directors;

•	in case of vacancy or resignation of any member of our board of directors during the term of the Temporary Voting Agreement, to permit TmarPart to nominate the replacement member according to the rules provided in the General Shareholders’ Agreement.

•	to vote in favor of the members of our new board of directors at our shareholders’ meeting called to elect these members;

•	to vote against the adoption of the cumulative voting procedure provided for under Brazilian law in the election of members of the members of our new board of directors and, if the cumulative voting procedure is adopted at such meeting, to exercise their voting rights in order to maximize the number of members of our board of directors that the parties to the Temporary Voting Agreement may collectively nominate; and

•	to convert all of our preferred shares that they own into our common shares in the voluntary share exchange, provided that holders of at least two-thirds of our preferred shares agreed to participate in the voluntary share exchange.

The corporate ownership simplification, the adoption of new by-laws of our company and the election of new members of the board of directors of our company are expected to occur on the same date and are expected to be deliberated at shareholders’ meetings of the relevant entities during the third quarter of 2015, subject to the prior consent to the implementation of the corporate ownership simplification of ANATEL.

Under the Temporary Voting Agreement, PT SGPS, TmarPart, Caravelas, Bratel Brasil, Andrade Gutierrez S.A. and Jereissati Telecom S.A. agreed, during the term of the Temporary Voting Agreement, not to sell, dispose or transfer, directly or indirectly, by any means or manner, their shares of our company or create encumbrances or liens of any nature on their shares of our company.

Corporate Ownership Simplification

Prior to the beginning of the period for the voluntary share exchange, we understand that the shareholders of TmarPart intend to cause:

•	AG Telecom to merge with and into PASA;

•	LF Tel to merge with and into EDSP;

•	PASA and EDSP75 to merge with and into Bratel Brasil;

•	Valverde to merge with and into TmarPart;

•	Venus RJ Participações S.A., Sayed RJ Participações S.A. and PTB2 S.A. to merge with and into Bratel Brasil;

•	Bratel Brasil to merge with and into TmarPart; and

•	TmarPart to merge with and into our company.

Our Proposed New By-laws

Prior to the beginning of the period for the voluntary share exchange, the shareholders of TmarPart intend to propose that our company adopt new by-laws that will be intended to increase our corporate governance standards as well as to limit the voting rights of holders of large concentrations of our shares. The proposed new by-laws will include, among other things, the following provisions:

•	in the event of a sale of a controlling interest of Oi, the third party offeror will be required to offer to purchase the minority interest at the same price and on the same conditions as offered to the shareholder selling its controlling interest in Oi;

•	the maintenance of the existing limited voting rights of our preferred shares;

•	a provision permitting our board of directors to periodically permit holders of our preferred shares to exchange those shares for our common shares in accordance with the terms and conditions established by our board of directors;

•	a limitation on the voting rights of any single shareholder to 15% of the total votes on any resolution of our shareholders meeting;

•	a requirement that at least 20% of the members of our board of directors be independent;

•	the establishment of a concurrent term of two years for the members of our board of directors, with the exception of the board of directors elected at the meeting at which these by-laws are adopted, which shall have a term of three years;

•	a prohibition against the same person holding the positions of chairman of our board of directors and chief executive officer (except during the first three years after the adoption of these by-laws);

•	an obligation of our board of directors to provide a recommendation with respect to any public offer to purchase Oi shares;

•	an obligation of our company to make an offer to purchase our common shares at a price at least equal to the economic value of these shares in the case of termination of the registration of our company with the CVM or the exit of our company from Level 1 Corporate Governance of the BM&FBOVESPA, except in the event that we enter the Level 2 Corporate Governance or the Novo Mercado segment of the BM&FBOVESPA; and

•	the requirement that disputes or controversies between our company and any of our shareholders are resolved through arbitration in front of the Market Arbitration Chamber (Câmara de Arbitragem do Mercado).

Under the proposed by-laws, the limitation on voting rights described above will cease to be in effect upon the occurrence of any of the following events:

•	a capital increase or corporate reorganization of our company that results in a dilution of the current shareholder base of more than 50%;

•	as a result of an offer to purchase all outstanding common shares of our company, either (1) the offeror acquires at least 20% of our outstanding common shares, or (2) such offeror or a group of shareholders representing the same or related interest of the offeror by voting agreement comes to hold, either individually or together, an interest in excess of 50% of our voting capital; or

•	at any time, no shareholder or group of shareholders representing the same or related interest by voting agreement, holds, individually or together, an interest in excess of 15% of our voting capital.

Proposal for New Members of Our Board of Directors

The nominees to be members of the New Board are expected to be José Mauro Mettrau Carneiro da Cunha, Sérgio Franklin Quintella, Fernando Marques dos Santos, Rafael Luís Mora Funes, each of whom is a current member of the board of directors of Oi, and Ricardo Malavazi Martins, Thomas Cornelius Azevedo Reichenheim, Francisco Cary, Vitor Gonçalves, Jorge Cardoso, Robin Bienenstock and Marten Pieters. José Mauro Mettrau Carneiro da Cunha is expected to be nominated to serve as chairman of the New Board. In the event that at the shareholders’ meeting of Oi at which the election of the members of the New Board occurs, (1) the holders of preferred shares and the minority holders of common shares are entitled to nominate a member of the New Board, this nominee will replace either Robin Bienenstock or Marten Pieters as a nominee for the New Board, and (2) the holders of preferred shares and the minority holders of common shares are entitled to separately nominate members of the New Board, these nominees will replace Robin Bienenstock and Marten Pieters as nominees for the New Board.

Proposed Voluntary Share Exchange

Following the completion of the corporate ownership simplification, the adoption of new by-laws of our company and the election of new members of the board of directors of our company, we intend to conduct a voluntary exchange of our preferred shares for our common shares at the option of the preferred shareholder at an exchange rate of 0.9211 of our common shares for each of our preferred shares. The voluntary share exchange proposal requires that the holders of at least two-thirds of our preferred shares (excluding treasury shares) agree to exchange our preferred shares that they own for our common shares within a period of 30 days commencing after our General Shareholders’ Meeting at which the opening of the period for the exchange is deliberated.

TmarPart Shareholders’ Agreements

Prior to the Oi capital increase, TmarPart owned, directly and indirectly, 56.4% of our outstanding common shares. The shareholders of TmarPart have entered into shareholders’ agreements that address, among other matters, the nomination of members of our board of directors and the boards of directors of certain of our subsidiaries, the election of our executive officers and executive officers of certain of our subsidiaries and rights of first refusal and preemptive rights for disposal and purchase of our shares held by the shareholders of TmarPart. As a result of the Oi capital increase and the PT Exchange, TmarPart currently holds 12.6% of our outstanding common shares. As a result, although the agreements among the shareholders of TmarPart remain effective and bind these shareholders, these shareholders may not be able to effect the elections of directors of our company otherwise granted under these shareholders agreements.

General Shareholders’ Agreement

AG Telecom, AGSA, BNDESPar, PREVI, FATL, FUNCEF, PETROS, Jereissati Telecom, LF Tel and Bratel Brasil are parties to a shareholders’ agreement dated April 25, 2008, as amended on January 25, 2011, February 19,

2014 and September 8, 2014, with TmarPart and PT SGPS, as intervening parties, which we refer to as the General Shareholders’ Agreement.

The initial term of the General Shareholders’ Agreement expires on the later of April 25, 2048 and the expiration date of the last to expire of the concessions or authorizations held by TmarPart or its subsidiaries. The term of the General Shareholders’ Agreement may be extended for successive periods of 10 years with the consent of each of the parties thereto. In connection with the corporate ownership simplification, we expect the General Shareholders’ Agreement to be terminated.

The parties to the General Shareholders’ Agreement have agreed to the following provisions with respect to elections of members of the boards of directors and executive officers, and the voting of their shares, of Oi and each of our subsidiaries that have annual net operating revenue equal to or greater than R$100 million, which we refer to as the controlled subsidiaries:

•	AG Telecom, LF Tel, BNDESPar, Bratel Brasil, FATL, PREVI, FUNCEF and PETROS will hold pre-meetings prior to meetings of shareholders and of the boards of directors of TmarPart, Oi and each of the controlled subsidiaries and will vote their shares of TmarPart, Oi and the controlled subsidiaries, and instruct their representatives on these boards of directors to vote, in accordance with the decisions made at the pre-meetings;

•	AG Telecom, LF Tel, and FATL will together have the right to designate a majority of the members of the board of directors of Oi and each of the controlled subsidiaries;

•	each increment of 7% of the voting share capital of TmarPart held by each of AG Telecom, LF Tel and FATL will entitle that party to designate one member of the board of directors of Oi and each of the controlled subsidiaries and his or her alternate;

•	so long as it holds at least 7% of the voting share capital of TmarPart, Bratel Brasil will be entitled to designate two members of the board of directors of Oi and their alternates from among the directors and executive officers of Bratel Brasil;

•	each increment of 7% of the voting share capital of TmarPart held in the aggregate by BNDESPar, PREVI, PETROS and FUNCEF will entitle those parties to collectively designate one member of the board of directors of Oi and each of the controlled subsidiaries and his or her alternate;

•	AG Telecom, LF Tel, BNDESPar, Bratel Brasil, FATL, PREVI, PETROS, and FUNCEF will together, through rules outlined in the Global Shareholders’ Agreement, select the chief executive officers of Oi and each of the controlled subsidiaries;

•	the chief executive officer of Oi will select the other executive officers of Oi;

•	the chief executive officer of Oi in conjunction with the chief executive officer of each of the other controlled subsidiaries will select the other executive officers of that controlled subsidiary; and

•	BNDESPar, PREVI, PETROS, and FUNCEF collectively have the right to designate one member to the Fiscal Council of Oi each of the controlled subsidiaries.

Under the General Shareholders’ Agreement, each of the parties has agreed:

•	not to enter into other shareholders’ agreements with respect to its TmarPart shares, other than (1) the General Shareholders’ Agreement, (2) the Control Group Shareholders’ Agreement, (3) the EDSP Shareholders’ Agreement (described below) and (4) the PASA Shareholders’ Agreement (described below);

•	not to amend the General Shareholders’ Agreement, the Control Group Shareholders’ Agreement, the EDSP Shareholders’ Agreement or the PASA Shareholders’ Agreement without the consent of all parties to the General Shareholders’ Agreement;

•	to grant a right of first refusal to the other parties to the General Shareholders’ Agreement with respect to any transfer of its TmarPart shares, except that FATL must grant the right of first refusal for its TmarPart shares to AG Telecom and LF Tel;

•	to grant tag along rights to the other parties to the General Shareholders’ Agreement with respect to any sale of its TmarPart shares;

•	that the other parties to the General Shareholders’ Agreement have the right to sell, and Bratel Brasil has the obligation to buy, up to all of the other parties’ shares of TmarPart in the event that Bratel Brasil acquires control of TmarPart;

•	to offer its TmarPart shares to the other parties to the General Shareholders’ Agreement in the event of a transfer of control of such shareholder;

•	that AG Telecom or LF Tel, as the case may be, must offer its TmarPart shares to the other parties to the General Shareholders’ Agreement in the event that Bratel Brasil acquires control of AG Telecom or LF Tel; and

•	that the other shareholders have the right to purchase all of the TmarPart shares held by Bratel Brasil in the event of a change of control of PT SGPS.

Control Group Shareholders’ Agreement

AG Telecom, LF Tel and FATL, are parties to a shareholders’ agreement dated April 25, 2008, as amended on January 25, 2011, February 19, 2014 and September 8, 2014, with TmarPart, as an intervening party, which we refer to as the Control Group Shareholders’ Agreement.

The initial term of the Control Group Shareholders’ Agreement expires on April 25, 2048 and may be extended for successive periods of 10 years with the consent of each of the parties thereto. In connection with the corporate ownership simplification, we expect the Control Group Shareholders’ Agreement to be terminated.

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

PASA and EDSP Shareholders’ Agreements

Jereissati Telecom S.A. and Bratel Brasil are parties to a shareholders’ agreement dated January 25, 2011, as amended on February 19, 2014 and September 8, 2014, with EDSP, LF Tel, PASA, AGSA, AG Telecom, PT Portugal, Sayed, Venus and PTB2 S.A.as an intervening parties, which we refer to as the EDSP Shareholders’ Agreement.

AGSA and Bratel Brasil are parties to a shareholders’ agreement dated January 25, 2011, as amended on February 19, 2014 and September 8, 2014, with PASA, AG Telecom, Jereissati Telecom, EDSP, LF Tel, PT Portugal, Sayed, Venus and PTB2 S.A.as an intervening parties, which we refer to as the PASA Shareholders’ Agreement.

The initial terms of these shareholders’ agreements expire on April 25, 2048 but may be extended for successive periods of 10 years with the consent of each of the parties, subject to the agreement of the parties to the EDSP Shareholders’ Agreement and the PASA Shareholders’ Agreement to terminate these agreements upon the completion of the mergers of EDPS and PASA with and into Bratel Brasil.

These shareholders’ agreements are intended to coordinate the corporate governance of PASA and EDSP and streamline the decision-making process among Jereissati Telecom, AGSA and PT SGPS in connection with TmarPart. These shareholders’ agreements provide that, among other things:

•	pre-meetings are to be held between the shareholders to decide in advance the matters to be analyzed during pre-meetings to be held under the Global Shareholders’ Agreement and the Control Group Shareholders’ Agreement; and

•	approval of certain matters are subject to the supermajority vote of the shareholders, including:

•	approval of, and amendments to, the annual budget of PASA, EDSP, AG Telecom and LF Tel, which are subject to an 83% majority vote;

•	the entering by PASA, EDSP, AG Telecom or LF Tel into any loan agreements in excess of R$50 million, or the entering into any agreement imposing a pecuniary obligation on PASA, EDSP, AG Telecom or LF Tel in excess of R$50 million, or the granting of any guarantees by PASA, EDSP, AG Telecom or LF Tel in excess of R$50 million, which are subject to a 90% majority vote; and

•	any amendments to the Global Shareholders’ Agreement or the issuance of preferred shares by PASA, EDSP, AG Telecom or LF Tel, the approval of any decision subject to supermajority vote under the Global Shareholders’ Agreement (defined as a “material decision” under the PASA Shareholders’ Agreement and the EDSP Shareholders’ Agreement), among other matters, which are subject to the unanimous vote of the shareholders.

These shareholders’ agreements also contemplate:

•	rights of first offer to the shareholders with respect to the transfer of the shares issued by PASA and EDSP;

•	tag-along rights for the benefit of PT SGPS in case of the sale of PASA and EDSP shares by AGSA or Jereissati Telecom, as the case may be;

•	a general restriction on the sale of the shares issued by PASA and EDSP by AGSA or Jereissati Telecom, as the case may be, to competitors of PT SGPS; and

•	a general right to PREVI, PETROS, FUNCEF and BNDESPar, while they remain shareholders of TmarPart, or to any third parties that may acquire the shares held by these companies in TmarPart, to substitute AGSA or Jereissati Telecom in the exercise of their preemptive rights under the PASA Shareholders’ Agreement and the EDSP Shareholders’ Agreement if PT SGPS or one of its subsidiaries sells its shares in PASA and/or EDSP.

Related Party Transactions

The following summarizes the material transactions that we have engaged in with our principal shareholders and their affiliates since January 1, 2014.

We are a party to two shareholder’s agreements and a Temporary Voting Agreement with the controlling shareholders of our company. See “—Major Shareholders—Agreements Among Our Shareholders.”

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

Acquisition of PT Portugal

In connection with our acquisition of PT Portugal, we have entered into several transactions with our major shareholders, including:

•	On May 5, 2014, we acquired all of the shares of PT Portugal from PT SGPS in exchange for 104,580,393 newly issued common shares and 172,025,273 newly issued preferred shares.

•	On May 5, 2014, we guaranteed all of the indebtedness of PT Portugal and its consolidated subsidiaries, other than its obligations under two Export Credit Facility Agreement and obligations to the EIB under amortizing loans entered into between PT SGPS and the EIB, under agreements that provide for the release of all obligations of PT SGPS under keep-well agreements related to this indebtedness.

•	On September 16, 2014, we guaranteed the indebtedness of PT Portugal under two export credit facility agreements under agreements that provide for the release of all obligations of PT SGPS under keep-well agreements related to this indebtedness.

Agreements Relating to PT Exchange

On March 30, 2015, under the PT Exchange Agreement, we transferred the defaulted Rio Forte commercial paper to PT SGPS and PT SGPS delivered to us an aggregate of 47,434,872 of our common shares and 94,869,744 of our preferred shares, representing 16.9% of our outstanding share capital, including 17.1% of our outstanding voting capital prior to giving effect to the PT Exchange.

Under the PT Option Agreement, PTIF has granted to PT SGPS an option to acquire 47,434,872 of our common shares and 94,869,744 of our preferred shares at exercise prices of R$20.104 per common share and R$18.529 per preferred share, in each case as adjusted by the CDI rate plus 1.5% per annum, calculated pro rata temporis, from March 31, 2015 to the date of the effective payment of the exercise price.

Under the Terms of Commitment Agreement, we have made numerous commitments relating to the listing of our shares on the regulated market of Euronext Lisbon and the implementation of the Integration Transaction.

For more information regarding the PT Exchange Agreement, the PT Option Agreement and the Terms of Commitment Agreement, see “Item 4.—Information on the Company—Our Recent History and Development—Rio Forte Defaults and PT Exchange.”

BNDES Facilities

For a description of our credit facilities with BNDES, see “Item 5. Operating and Financial Review and Prospects—Indebtedness and Financing Strategy—Long-Term Indebtedness.” For other information about these agreements, see note 17 to our consolidated financial statements.

Transactions with AIX

Companhia AIX de Participações S.A., in which we own 50% of the outstanding share capital, renders services to us relating to the rental of ducts for transmission of traffic originated outside our local network in Region I of Brazil. In 2014, our total consolidated expenses for services rendered by AIX amounted to R$22 million.

Transactions with Contax

On November 30, 2004, Telemar and TNL PCS entered into a call center services agreement with Contax S.A., or Contax, a call center business owned principally by some of the controlling shareholders of TmarPart, under which Contax renders call center services to TNL PCS on a fully outsourced basis. Telemar and TNL PCS agreed to pay an estimated amount of R$550 million per year, subject to adjustment based on services actually rendered at the request of Telemar and TNL PCS. As a result of the merger of TNL PCS with and into Oi Mobile in February 2014, Oi Mobile assumed all of TNL PCS’s rights and obligations under this agreement. Contax currently provides a variety of services to Telemar and Oi Mobile, including customer services for our fixed-line business in Regions I and III of Brazil, outbound telemarketing to attract additional mobile customers, customer support for pre-paid and post-paid mobile telephone users, technical support for ADSL subscribers and debt collection services. In 2014, our total consolidated expenses for services rendered by Contax amounted to R$1,611 million.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

Legal Proceedings

General

We are a party to certain legal proceedings arising in the normal course of business, including civil, administrative, tax, social security, labor, government and arbitration proceedings. We classify our risk of loss in legal proceedings as “remote,” “possible” or “probable,” and we only record provisions for reasonably estimable probable losses, as determined by our management. As of December 31, 2014, the total estimated amount in controversy for those proceedings in respect of which the risk of loss was deemed probable or possible totaled approximately R$28,420 million, and we had established provisions of R$5,132 million relating to these proceedings. Our provisions for legal contingencies are subject to monthly monetary adjustments. For a detailed description of our provisions for contingencies, see note 21 to our consolidated financial statements.

In certain instances, we are required to make judicial deposits or post financial guarantees with the applicable judicial bodies. As of December 31, 2014, we had made judicial deposits in the aggregate amount of R$13,394 million and obtained financial guarantees from third parties in the aggregate amount of R$14,210 million. During 2014, we paid fees in the aggregate amount of R$187 million to the financial institutions from which we had obtained these guarantees, and as of December 31, 2014, we had pledged 2,851,873 of our preferred shares, representing 1.10% of our outstanding share capital, as security for one of these financial guarantees.

Tax Proceedings Relating to Oi S.A. and Our Brazilian Operations

As of December 31, 2014, the total estimated contingency in connection with tax proceedings against us in respect of which the risk of loss was deemed probable or possible totaled R$21,592 million and we had recorded provisions of R$533 million relating to these proceedings.

The Brazilian corporate tax system is complex, and we are currently involved in tax proceedings regarding, and have filed claims to avoid payment of, certain taxes that we believe are unconstitutional. These tax contingencies, which relate primarily to value-added tax, service tax and taxes on revenue, are described in detail in note 21 to our consolidated financial statements. We record provisions for probable losses in connection with these claims based on an analysis of potential results, assuming a combination of litigation and settlement strategies. We currently do not believe that the proceedings that we consider as probable losses, if decided against us, will have a material adverse effect on our financial position. It is possible, however, that our future results of operations could be materially affected by changes in our assumptions and the effectiveness of our strategies with respect to these proceedings.

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

As of December 31, 2014, we deemed the risk of loss as possible with respect to approximately R$7,554 million of these assessments and had not recorded any provisions in respect of these assessments. As of that date, we had recorded provisions in the amount of R$363 million for those assessments in respect of which we deemed the risk of loss as probable.

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

As of December 31, 2014, we deemed the risk of loss as possible with respect to approximately R$2,589 million of these assessments and had not recorded any provisions in respect of these assessments. As of that date, we had recorded provisions in the amount of R$72 million for those assessments in respect of which we deemed the risk of loss as probable.

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

As of December 31, 2014, we deemed the risk of loss as possible with respect to approximately R$2,629 million of these assessments and had not recorded any provisions in respect of these assessments.

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

As of December 31, 2014, we deemed the risk of loss as possible with respect to approximately R$996 million of these assessments. As of that date, we had recorded provisions of R$32 million for those assessments in respect of which we deemed the risk of loss as probable.

PIS and COFINS

In 2006, the Brazilian federal tax authorities filed a claim in the amount of R$1,026.4 million related to the basis for the calculation of PIS/COFINS. In 2007, TNL obtained a partially favorable decision in a lower court that reduced the amount of this claim to R$584.5 million. Both TNL and the Brazilian federal tax authorities filed appeals, with respect to which decisions are pending. As of December 31, 2014, we deemed the risk of loss as possible with respect to approximately R$3,527 million of these assessments and had not recorded any provisions in respect of this claim.

ILL

TNL used credits from the Tax on Net Profit (Imposto sobre Lucro Líquido), or ILL, to offset certain other taxes based on decisions rendered by the Brazilian Federal Supreme Court in cases brought by other taxpayers that have held this tax unconstitutional. No final administrative or judicial ruling has been rendered setting forth the criteria by which to calculate the amounts permitted to be offset. As of December 31, 2014, we had recorded provisions in the amount of R$21 million for those assessments in respect of which we deem the risk of loss as probable.

Other Tax Claims

There are various federal taxes that have been assessed against us, largely relating to (1) assessments of taxes against our company that we do not believe are due and which we are contesting, and (2) our use of tax credits to offset certain federal taxes, which the federal tax authorities are contesting.

As of December 31, 2014, we deemed the risk of loss as possible with respect to approximately R$3,764 million of these assessments. As of that date, we had recorded provisions in the amount of R$46 million for those assessments in respect of which we deemed the risk of loss as probable.

Civil Claims Relating to Oi S.A. and Our Brazilian Operations

As of December 31, 2014, the total estimated contingency in connection with civil claims against us, including ANATEL proceedings, in respect of which the risk of loss was deemed probable or possible, totaled R$4,591 million and we had recorded provisions of R$3,444 million relating to these proceedings.

Administrative Proceedings

Almost every week, we receive notifications from ANATEL requesting information about our compliance with the various services obligations imposed on our company by virtue of our concession agreements. When we are not able to comply with these requests or with our concession obligations, ANATEL may initiate administrative proceedings to impose sanctions on us. We have received various notifications, mainly for not meeting certain goals or obligations set out in the General Plan on Universal Service Goals or the General Plan on Quality Goals, such as responding to complaints relating to billing errors, requests for service repairs on a timely basis and requests from locations with collective or individual access.

As of December 31, 2014, we deemed the risk of loss as possible with respect to approximately R$144 million of these claims and had not recorded any provisions in respect of these claims. As of that date, we had recorded provisions in the amount of R$1,104 million for those claims in respect of which we deemed the risk of loss as probable.

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

As of December 31, 2014, we had recorded provisions in the amount of R$1,550 million for those claims in respect of which we deemed the risk of loss as probable.

Customer Service Centers

We are a defendant in 67 civil class actions filed by the Attorney General of the National Treasury jointly with certain consumer agencies demanding the re-opening of customer service centers. The lower courts have rendered decisions in all of these proceedings, some of which have been unfavorable to us. All of these proceedings are currently under appeal. As of December 31, 2014, we had recorded provisions in the amount of R$11 million for those claims in respect of which we deemed the risk of loss as probable.

Customer Service

We are a defendant in a civil class action lawsuit filed by the Federal Prosecutor’s Office (Ministério Público Federal) seeking recovery for alleged collective moral damages caused by TNL’s alleged non-compliance with the Customer Service (Serviço de Atendimento ao Consumidor – SAC) regulations established by the Ministry of Justice (Ministério da Justiça). TNL presented its defense and asked for a change of venue to federal court in Rio de Janeiro, where we are headquartered. Other defendants have been named and await service of process. The amount involved in this action is R$300 million. As a result of the corporate reorganization, we have succeeded to TNL’s position as a defendant in this action. As of December 31, 2014, we deemed the risk of loss as possible with respect to these lawsuits and had not made any provisions with respect to this action since it was awaiting the court’s initial decision.

Special Civil Court Proceedings

We are party to proceedings in special civil courts relating to customer claims in connection with our basic subscription services. The value of any individual claim does not exceed 40 minimum wages. As of December 31, 2014, we had recorded provisions in the amount of R$282 million for these claims in respect of which we deemed the risk of loss as probable.

Other Claims

We are defendants in various claims involving contract termination, indemnification of former suppliers and contractors, review of contractual conditions due to economic stabilization plans and breach of contract. As of December 31, 2014, we had recorded provisions in the amount of R$508 million in respect of these claims.

Labor Claims Relating to Oi S.A. and Our Brazilian Operations

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

As of December 31, 2014, the total estimated contingency in connection with labor claims against us in respect of which the risk of loss was deemed probable or possible totaled R$2,238 million and we had recorded provisions of R$1,155 million relating to these proceedings.

Legal Proceedings Relating to PT Portugal

Claims for Municipal Taxes and Fees in PT Portugal’s Portuguese Telecommunications Business

Under a 1997 Portuguese statute, PT Portugal, as an operator of a basic telecommunications network, was exempt from municipal taxes and rights-of-way and other fees with respect to its Portuguese network in connection with its obligations under its concession. The Portuguese government advised PT Portugal that this statute confirmed the tax exemption under its concession.

In 2004, Portugal enacted a new law that established a new rights-of-way regime in Portugal under which each municipality was permitted to establish a fee, up to a maximum of 0.25% of each wireline services bill, to be paid by the customers of those wireline operators whose network infrastructures are located in that municipality. This law was implemented in 2005, but some municipalities interpret this law as having no effect on their authority to establish other taxes but rather interpret this law as affecting only federal and regional taxing authorities. In 2009, a decree-law was enacted that clarified that no other tax should be enacted by municipalities in addition to the taxes permitted by the 2004 law. This decree-law was confirmed by the Supreme Administrative Court of Portugal in several cases. Some municipalities, however, continue to hold the position that the 2004 law does not expressly prohibit other taxes that the municipalities wish to establish, because the 2004 law is not applicable to the public municipality domain. PT Portugal continues to be party to legal proceedings in some municipalities regarding this matter. As of December 31, 2014, we have not recorded any provisions for those legal actions in respect of which we deemed the risk of loss as possible.

Regulatory Proceedings in PT Portugal’s Portuguese Telecommunications Business

PT Portugal is regularly involved in regulatory inquiries and investigations involving its operations. In addition, ANACOM, the European Commission and the Portuguese Competition Authority regularly make inquiries and conduct investigations concerning PT Portugal’s compliance with applicable laws and regulations.

Current inquires and investigations include several investigations by the Portuguese Competition Authority related to PT Comunicações and MEO for alleged anti-competitive practices in Digital Terrestrial Television and the public mobile telephone markets, respectively.

PT Portugal believes that its subsidiaries have consistently followed a policy of compliance with all relevant competition laws. PT Portugal continually reviews its commercial offers in order to reduce the risk of competition law infringement. PT Portugal believes that most of the complaints that have resulted in such investigations should be dismissed due to the nature of the alleged abuses. However, if PT Portugal is found to be in violation of applicable competition laws and regulations in these or other regulatory inquiries and investigations, it could become subject to penalties, fines, damages or other sanctions.

Portuguese Competition Authority. The Portuguese Competition Authority is currently conducting inquiries relating to alleged anti-competitive practices in the terrestrial television and mobile services markets. The Portuguese Competition Authority informed PT SGPS, following a complaint by the third mobile operator in July 2013, that the Portuguese Competition Authority had initiated an administrative offence proceeding inquiry regarding allegedly discriminatory on-net/off-net prices in the retail mobile communications market and allegedly excessive SMS termination prices. If, after the investigative proceedings, the Portuguese Competition Authority decides that there is a reasonable likelihood that sanctions will be imposed, a prosecution proceeding will follow. After the conclusion of any prosecution proceeding, if the Portuguese Competition Authority concludes that an anti-competitive practice did occur, it may decide to impose a fine of up to 10% of PT SGPS’ revenues during the year immediately preceding the final decision. Although PT SGPS has not historically been assessed fines of the magnitude permitted by the law, any fine that the Portuguese Competition Authority decides to impose could be material.

European Commission. In January 2011, the European Commission opened an investigation into an alleged agreement between Telefónica and PT SGPS not to compete in the Iberian telecommunications markets. PT SGPS historically developed various strategic partnerships with Telefónica. Although PT Portugal does not believe the existence of these partnerships has impeded competition and ordinary activities of PT Portugal and Telefónica, its relationship with Telefónica was investigated. In October 2011, PT SGPS received a Statement of Objections from the European Commission on this matter, which specifically referred to alleged cooperation between the two companies after the 2010 sale by PT SGPS of its interests in Vivo. PT SGPS contested the allegations in this statement of objections.

In January 2013, the European Commission announced a decision finding that PT SGPS and Telefónica had infringed Article 101 of the Treaty on the Functioning of the European Union, or TFEU, with reference to PT SGPS’ July 2010 agreement with Telefónica concerning the acquisition by Telefónica of PT SGPS’ stake in Vivo, which the European Commission found to be a non-compete commitment with impact on the Iberian market. In January 2013, PT SGPS was fined an amount of €12.3 million, which PT SGPS believes is unjustified. In April 2013, PT SGPS brought an action for annulment before the Court of Justice of the European Union. The European Commission’s decision concluded an investigation, begun in January 2011, in which the European Commission analyzed the relationship between both companies since 1996. In connection with the Oi capital increase, we agreed to assume PT SGPS’ liability with respect to this matter and will continue to vigorously defend the matter. As of December 31, 2014, we have not recorded any provisions for this claim.

Tax Contingencies in PT Portugal’s Portuguese Telecommunications Business

PT Portugal and certain of its Portuguese subsidiaries are subject to tax claims that relate primarily to the deductibility of certain financial costs incurred between 2004 and 2010 (€243 million). PT Portugal disagrees with these assessments and is vigorously defending against these assessments. We believe that the risk of loss related to these tax contingencies is remote.

Other Legal Proceedings in PT Portugal’s Portuguese Telecommunications Business

In March 2004, TV TEL Grande Porto—Comunicações, S.A., or TV TEL, a telecommunications company based in Oporto, Portugal, filed a claim against PT Comunicações in the Lisbon Judicial Court alleging that, since 2001, PT Comunicações has unlawfully restricted and/or refused TV TEL access to the telecommunications ducts in Oporto, thereby undermining and delaying the installation and development of TV TEL’s telecommunications network. TV TEL alleges that PT Comunicações intended to favor both itself and TV Cabo Portugal, S.A. TV TEL is claiming damages of approximately €15 million from PT Portugal for losses allegedly caused as a result of the delay in the installation of its telecommunications network in Oporto. In addition, TV TEL has demanded that PT Comunicações be required to give full access to its ducts in Oporto. PT Comunicações submitted its defense to these claims in June 2004, stating that (1) TV TEL did not have a general right to install its network in PT Comunicações’s ducts, (2) all of TV TEL’s requests were lawfully and timely responded to by PT Comunicações according to its general infrastructure management policy, and (3) TV TEL’s claims for damages and losses were not factually sustainable. On February 2013, the court ruled on a compensation structure which would provide increased costs of financing incurred by TV TEL and provide reparations for TV TEL’s loss of clients. Both parties have appealed. As of December 31, 2014, we recorded a provision in the amount of R$3 million for this claim in respect of which we deemed the risk of loss as probable.

In March 2011, Optimus filed a claim against PT Comunicações in the Judicial Court of Lisbon for approximately €11 million related to a matter similar to a matter in a proceeding in which the Portuguese Competition Authority imposed a fine on PT SGPS of approximately €45.0 million that terminated in 2011 due to prescription purposes. Optimus claim that it suffered losses and damages as a result of PT SGPS’ conduct for it was fined. PT SGPS is currently waiting for the trial to be scheduled. As of December 31, 2014, PT Comunicações did not record any provisions for this claim, the risk of which is deemed to be possible.

Legal Proceedings Relating to Our Interest in Africatel

On September 16, 2014, Africatel GmbH received a letter from Samba Luxco in which Samba Luxco claimed that Oi’s acquisition of PT Portugal was deemed a change of control of PT SGPS under the Africatel shareholders agreement, and that this change of control entitled Samba Luxco to exercise a put right under the Africatel shareholders’ agreement at the fair market equity value of Samba Luxco’s Africatel shares. In the letter, Samba Luxco purported to exercise the alleged put right and thereby require Africatel GmbH to acquire its shares in

Africatel.

On November 12, 2014, the International Court of Arbitration of the International Chamber of Commerce notified Africatel GmbH that Samba Luxco had commenced arbitral proceedings against Africatel GmbH to enforce its purported put right or, in the alternative, certain ancillary rights and claims. Africatel GmbH presented its answer to Samba Luxco’s request for arbitration on December 15, 2014. The arbitral tribunal was constituted on March 12, 2015. We intend to vigorously defend Africatel GmbH in these proceedings.

Non-Provisioned Contingencies

We are defendants in various proceedings with no legal precedent involving network expansion plans, compensation for moral and material damages, collections and bidding proceedings, among others, for which we deem the risk of loss as possible and have not recorded any provisions. As of December 31, 2014, we deemed the risk of loss as possible with respect to R$23,288 billion of these proceedings. This amount is based on total value of the damages being sought by the plaintiffs. Typically, we believe the value of individual claims to be beyond the merits of the case in question.

Dividends and Dividend Policy

Payment of Dividends

Our dividend distribution policy has historically included the distribution of periodic dividends, based on annual balance sheets approved by our board of directors. On January 21, 2015, our board of directors approved the cancellation of the previously announced amendment to our shareholder compensation policy for the 2013 to 2016 fiscal years. As a result, the payment of dividends is currently subject only to the provisions of the Brazilian Corporate Law and our by-laws, which provide that the dividends will be paid in the amount of 25% of adjusted net income. Our distribution policy may be implemented through the distribution of dividends, payment of interest on capital, share grants or redemption, capital reduction or other forms that enable the distribution of funds to shareholders. Payment of intermediate or interim dividends will also be permitted, subject to market conditions, our then-prevailing financial condition and other factors deemed relevant by our board of directors.

When we declare dividends, we are generally required to pay them within 60 days of declaring them unless the shareholders’ resolution establishes another payment date. In any event, if we declare dividends, we must pay them by the end of the fiscal year for which they are declared. Under Article 9 of Law No. 9,249/95 and our by-laws, we also may pay interest attributable to shareholders’ equity as an alternative form of dividends upon approval of our board of directors. For a more detailed description of interest attributable to shareholders’ equity, see “—Payment of Dividends and Interest Attributable to Shareholders’ Equity—Interest Attributable to Shareholders’ Equity.”

The following table sets forth the dividends and/or interest attributable to shareholders’ equity paid to holders of our common shares and preferred shares since January 1, 2010 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date.

		Nominal Reais per		US$ equivalent per
Year	Payment Date	Common Shares	Preferred Shares	Common Shares	Preferred Shares
2010	January 21, 2010(1)	1.528	1.528	7.605	7.605
2011	May 9, 2011(2)	7.352	7.352	4.539	4.539
2012	August 27, 2012(3)	6.097	6.097	3.004	3.004
2013	March 28, 2013(4)	5.107	5.107	2.536	2.536
	April 1, 2013 (5)	0.991	0.991	0.491	0.491
	October 11, 2013(6)	3.049	3.049	1.397	1.397

(1)	Represents interest attributable to shareholders’ equity.
(2)	Represents interest attributable to shareholders’ equity of R$4.360 (US$2.692) per common and preferred share, plus dividends of R$2.992 (US$1.847) per common and preferred share.

(3)	Represents dividends of R$3.095 (US$1,525) per common and preferred share, plus payment for the redemption of class B and class C preferred shares issued as a bonus and distributed to shareholders of our common and preferred shares in the total amount of R$3.002 (US$1.479) per common and preferred share.
(4)	Represents dividends of R$5.107(US$2.536) per common and preferred share.
(5)	Represents payment for the redemption of class B and class C preferred shares issued as a bonus and distributed to shareholders of common and preferred shares of the Company in the total amount of R$0.991(US$0.491) per common and preferred share.
(6)	Represents dividends of R$3.049 (US$1.397) per common and preferred share.

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

Reserve Accounts

Under the Brazilian Corporation Law and our by-laws, we are required to maintain a legal reserve. In addition, we are permitted by the Brazilian Corporation Law to establish the following discretionary reserves:

•	a contingency reserve for an anticipated loss that is deemed probable in future years. Any amount so allocated in a previous year must be reversed in the fiscal year in which the loss had been anticipated if the loss does not occur as projected or charged off in the event that the anticipated loss occurs;

•	a reserve for investment projects, in an amount based on a capital expenditure budget approved by our shareholders;

•	a special goodwill reserve for the merger, which represents the net amount of the counterpart of the premium amount recorded in the asset, pursuant to provisions of CVM Instruction No. 319/1999;

•	an unrealized income reserve described under “—Mandatory Distributions” below; and

•	a tax incentive investment reserve, included in our capital reserve accounts, in the amount of the reduction in our income tax obligations due to government tax incentive programs.

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

Legal Reserve Account

Under the Brazilian Corporation Law and our by-laws, we must allocate 5% of our net profit for each fiscal year to our legal reserve until the aggregate amount of our legal reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which our legal reserve, when added to our other reserves, exceeds 30% of our shareholders’ equity. At December 31, 2014, we used this reserve to offset losses.

Capital Reserve Accounts

Under the Brazilian Corporation Law, we are also permitted to record a capital reserve that may be used only (1) to absorb losses which exceed retained earnings and income reserves as defined in the Brazilian Corporation Law, (2) to redeem or repurchase share capital and/or participation certificates, (3) to increase our capital, or (4) if specified in our by-laws (which currently do not so specify), to pay preferred share dividends. Amounts allocated to our capital reserves are unavailable for the payment of distributions and are not taken into consideration for purposes of determining the mandatory distributable amount. At December 31, 2014, we had a balance of R$3,978 million in our capital reserve account

Dividend Preference of Preferred Shares

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

Normative Instruction No. 1,397/2013, or NI 1,397/2013, published in the Official Gazette on September 17, 2013, was enacted to regulate the transitional tax regime, or RTT, in force as of January 1, 2008 to adjust, for tax purposes, the net profit calculated under the IFRS rules in accordance with Law No. 11,638/2007. According to NI 1,397/2013, for purposes of calculating dividends and interest on net equity, taxpayers must use the accounting books prepared according to the criteria in force on December 31, 2007, and not IFRS. According to such provisions, depending on the tax basis used by the taxpayer, certain dividend distributions may be subject to a 15% withholding tax (or 25% if the taxpayer resides in a “tax haven” jurisdiction. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations.”

Nevertheless, the taxation established by NI 1,397/2013 on dividend distributions in an amount exceeding the net profit calculated in accordance with the criteria in force on December 31, 2007, was overruled by Law No. 12,973, enacted on May 13, 2014. Law No. 12,973 established that dividends calculated over profits recorded up to December, 31, 2013 are exempt, even if the amount computed according to the IFRS exceeds the criteria in force on December, 31, 2007.

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
We have registered our Common ADSs and Preferred ADSs with the SEC pursuant to the Exchange Act. On December 31, 2014, there were 40,315,751 Common ADSs outstanding, representing 40,315,751 common shares, or 15% of our outstanding common shares and 92,305,151 Preferred ADSs outstanding, representing 92,305,151 preferred shares, or 16% of our outstanding preferred shares.

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

	BM&FBOVESPA			NYSE
	Reais per Preferred Share(1)			U.S. dollars per Preferred ADS(1)(2)
	Closing Price per Preferred Share		Average Daily Trading Volume (thousands of shares)	Closing Price per Preferred ADS		Average Daily Trading Volume (thousands of Preferred ADSs)
	High	Low		High	Low
	(in reais)			(in U.S. dollars)
2010	174.30	104.50	90.0	103.00	56.90	82.2
2011	167.70	101.50	81.9	104.10	54.40	72.3
2012	127.30	75.20	437.1	70.00	36.70	234.3
2013	91.70	33.40	1,009.0	44.20	14.60	389.7
2014	44.20	8.61	3,692.3	18.80	3.17	1,263.4
2013
First Quarter	91.70	58.60	729.1	44.20	29.00	311.1
Second Quarter	61.90	35.70	983.4	30.70	16.20	350.6
Third Quarter	51.50	33.40	1,055.9	22.90	14.60	443.2
Fourth Quarter	44.40	33.70	1,256.3	20.70	15.10	449.0
2014
First Quarter	44.20	31.20	1,107	18.80	13.30	712.9
Second Quarter	33.00	18.30	4,584	14.70	8.00	1,559.1
Third Quarter	18.10	11.90	5,309	8.00	5.20	1,639.2
Fourth Quarter	16.70	8.61	3,679	6.70	3.17	1,038.0
2015
First Quarter	8.43	4.96	4,933	3.15	1.54	3,854.4
Most Recent Six Months
November 2014	15.20	12.00	3,336	5.90	4.80	891.4
December 2014	13.00	8.61	2,936	5.00	3.17	865.5
January 2015	8.43	4.96	7,646	3.15	1.80	5,386.7
February 2015	7.46	5.30	3,268	2.69	1.99	2,720.1
March 2015	6.71	5.13	3,705	2.19	1.54	3,371.1
April 2015	6.52	5.65	3,686	2.14	1.85	2,367.5
May 2015(3)	5.56	5.56	2,818	1.94	1.82	1,585.9

(1)	Adjusted to reflect the reverse split of all of our issued preferred shares into one preferred share for each 10 issued preferred shares that became effective on December 22, 2014.
(2)	Adjusted to reflect change of ratio from three preferred shares per Preferred ADS to one preferred share per Preferred ADS effective as of August 15, 2012.

(3)	Through May 4, 2015.

Source: Economática Ltda./ Bloomberg

	BM&FBOVESPA			NYSE
	Reais per Common Share(1)			U.S. dollars per Common ADS(1)
	Closing Price per Common Share		Average Daily Trading Volume (thousands of shares)	Closing Price per Common ADS		Average Daily Trading Volume (thousands of Common ADSs)
	High	Low		High	Low
	(in reais)			(in U.S. dollars)
2010	285.50	137.50	11.1	166.00	72.60	7.1
2011	184.50	112.50	7.0	116.50	58.50	1.3
2012	142.00	87.10	58.2	78.40	40.30	10.2
2013	101.70	35.40	169.7	50.30	15.00	9.4
2014	48.80	9.15	467.8	20.30	3.31	195.4
2013
First Quarter	101.70	67.20	104.7	50.30	33.60	9.1
Second Quarter	71.10	38.80	235.8	35.10	16.90	16.3
Third Quarter	54.00	36.40	51.4	23.50	15.60	6.8
Fourth Quarter	46.60	35.40	184.0	21.50	15.00	5.3
2014
First Quarter	48.80	32.00	137.7	20.30	14.00	8.0
Second Quarter	32.70	19.50	637.4	15.70	8.40	342.6
Third Quarter	19.60	12.40	646.0	8.65	5.48	228.5
Fourth Quarter	17.40	9.15	441.5	7.05	3.31	128.3
2015
First Quarter	9.12	5.14	753.2	3.27	1.63	278.6
Most Recent Six Months
November 2014	16.00	12.90	325.3	6.23	4.82	146.0
December 2014	13.80	9.15	273.9	5.10	3.31	94.0
January 2015	9.12	5.24	1,109.6	3.27	1.90	410.9
February 2015	7.65	5.71	329.4	2.71	2.11	19.0
March 2015	7.10	5.14	759.6	2.30	1.63	387.4
April 2015	6.68	5.65	870.9	2.17	1.90	206.1
May 2015(2)	5.58	5.58	994.9	1.98	1.80	127.6

(1)	Adjusted to reflect the reverse split of all of our issued common shares into one common share for each 10 issued common shares that became effective on December 22, 2014.
(2)	Through May 4, 2015.

Source: Economática Ltda./ Bloomberg

On May 4, 2015, the closing sales price of:

•	our common shares on the BM&FBOVESPA was R$5.58 per common share;

•	our Common ADSs on the NYSE was US$1.80 per Common ADS;

•	our preferred shares on the BM&FBOVESPA was R$5.56 per preferred share; and

•	our Preferred ADSs on the NYSE was US$1.82 per Preferred ADS.

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

As of December 31, 2014, the aggregate market capitalization of all companies listed on the BM&FBOVESPA was equivalent to approximately R$2.2 trillion (US$845 billion) and the 10 largest companies listed on the BM&FBOVESPA represented approximately 51% of the total market capitalization of all listed companies. By comparison, as of December 31, 2014, the aggregate market capitalization of the companies (including U.S. and non-U.S. companies) listed on the NYSE was approximately US$19.4 trillion. The average daily trading volume of the BM&FBOVESPA and the NYSE for 2014 was approximately R$7.3 billion (US$3.1 billion) and US$63 billion, respectively.

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

Regulation of Foreign Investments

Trading on the BM&FBOVESPA by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a non-Brazilian holder, is subject to certain limitations under Brazilian foreign investment regulations. With limited exceptions, non-Brazilian holders may trade on the BM&FBOVESPA only in accordance with the requirements of Annex I of Resolution No. 4,373 of the National Monetary Council. Annex I of Resolution No. 4,373 requires that securities held by non-Brazilian holders be registered, maintained in the custody of, or maintained in deposit accounts with, financial institutions that are authorized by the Brazilian Central Bank and the CVM, as applicable. Subject to limited exceptions provided in the CVM regulation or previous CVM authorization, Annex I of Resolution No. 4,373 requires non-Brazilian holders (1) to restrict their securities trading to transactions on the BM&FBOVESPA or qualified over-the-counter markets; and (2) to not transfer the ownership of investments made under Annex I of Resolution No. 4,373 to other non-Brazilian holders through private transactions. See “Item 10. Additional Information—Exchange Controls—Resolution No. 4,373” for further information about Resolution No. 4,373, and “Item 10. Additional Information—Taxation—Brazilian Tax Considerations—Taxation of Gains” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 4,373.

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

As of May 4, 2015, we had outstanding share capital of R$21,438,374,154.00, comprised of 858,472,010 total shares, consisting of 286,155,319 issued common shares and 572,316,691 issued preferred shares, including 55,859,940 common shares and 102,150,550 preferred shares held in treasury. All of our outstanding share capital is fully paid. All of our shares are without par value. Under the Brazilian Corporation Law, the aggregate number of our non-voting and limited voting preferred shares may not exceed two-thirds of our total outstanding share capital. In addition, our board of directors may increase our share capital to a number of common and preferred shares equivalent to R$34,038,701,741.49, subject to the legal limit for non-voting and limited voting preferred shares described above.

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

Election of Directors

The shareholders of TmarPart, our controlling shareholder, have entered into shareholders agreements that determine the representation of these shareholders on our board of directors. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—Agreements Among Our Shareholders—TmarPart Shareholders’ Agreements.” The members of our board of directors are elected at general meetings of shareholders for concurrent two-year terms. The tenure of the members of the board of directors and board of executive officers will be conditioned on such members signing a Term of Consent (Termo de Anuência dos Administradores) in accordance with the Level 1 Corporate Governance Listing Segment of the BM&FBOVESPA and complying with applicable legal requirements.

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

Exchange Controls

There are no restrictions on ownership or voting of our capital stock by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments, payments of interest on shareholders’ equity and proceeds from the sale of our share capital into foreign currency and to remit such amounts outside Brazil is subject to exchange control restrictions under foreign investment legislation and foreign exchange regulations, which generally require, among other things, the registration of the relevant investment with the Brazilian Central Bank and the CVM.

Investments in our common shares or preferred shares by (1) a holder not deemed to be domiciled in Brazil for Brazilian tax purposes, (2) a non-Brazilian holder who is registered with the CVM under Annex I of Resolution No. 4,373, or (3) the depositary, are eligible for registration with the Brazilian Central Bank. This registration (the amount so registered is referred to as registered capital) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized through, dispositions of our common shares or preferred shares.

The registered capital per common share or preferred share purchased in the form of an ADS, or purchased in Brazil and deposited with the depositary in exchange for an ADS, will be equal to its purchase price and to the amount of the Symbolic FX Agreements (as defined below), respectively.

The registered capital per common share or preferred share withdrawn upon cancellation of a corresponding ADS will be the U.S. dollar equivalent of the market value of the common or preferred share, as the case may be, on the BM&FBOVESPA on the day of withdrawal. Such cancellation is also subject to the execution of simultaneous foreign exchange agreements without the actual inflow and outflow of funds to and from Brazil, or the Symbolic FX Agreements. The U.S. dollar equivalent will be determined upon the execution of the Symbolic FX Agreement.

Foreign Direct Investment and Portfolio Investment

Investors (individuals, legal entities, mutual funds and other collective investment entities) domiciled, residing or headquartered outside Brazil may register their investments in our shares as foreign portfolio investments under Annex I of Resolution No. 4,373 (described below) or as foreign direct investments under Law No. 4,131 (described below). Registration under Annex I of Resolution No. 4,373 or Law No. 4,131 generally enables non-Brazilian investors to convert dividends, other distributions and sales proceeds received in connection with registered investments into foreign currency and to remit such amounts outside Brazil. Registration under Annex I of Resolution No. 4,373 affords favorable tax treatment to non-Brazilian portfolio investors who are not resident in a favorable tax jurisdiction, which is defined by Brazilian tax legislation as any country or location that: (1) does not tax income, or taxes income at a rate lower than 20% (or 17% in the case of countries or regimes abiding by the international policy for tax transparency); or (2) does not disclose or imposes restrictions on the disclosure of certain information concerning the shareholding composition of a legal entity, its ownership or the effective beneficiary of income attributable to the foreigners. See “—Taxation—Brazilian Tax Considerations.”

Annex I of Resolution No. 4,373

All investments made by a non-Brazilian investor under Annex I of Resolution No. 4,373 are subject to an electronic registration with the Brazilian Central Bank. This registration permits non-Brazilian investors to convert dividend payments, payments of interest on shareholders’ equity and proceeds from the sale of our share capital into foreign currency and to remit such amounts outside Brazil.

Under Annex I of Resolution No. 4,373, non-Brazilian investors registered with the CVM may invest in almost all financial assets and engage in almost all transactions available to Brazilian investors in the Brazilian financial and capital markets without obtaining a separate Brazilian Central Bank registration for each transaction, provided that certain requirements are fulfilled. Under Annex I of Resolution No. 4,373, the definition of a non-Brazilian investor includes individuals, legal entities, mutual funds and other collective investment entities domiciled or headquartered outside Brazil.

Pursuant to Annex I of Resolution No. 4,373, non-Brazilian investors must:

•	appoint at least one representative in Brazil with powers to take action relating to its investments;

•	appoint an authorized custodian in Brazil for its investments, which must be a financial institution duly authorized by the Brazilian Central Bank and CVM;

•	complete the appropriate foreign investor registration forms;

•	appoint a tax representative in Brazil;

•	register as a non-Brazilian investor with the CVM;

•	register its investments with the Brazilian Central Bank; and

•	obtain a taxpayer identification number from the Brazilian federal tax authorities.

The securities and other financial assets held by a non-Brazilian investor pursuant to Annex I of Resolution No. 4,373 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Brazilian Central Bank or the CVM, as applicable, or be registered in registration, clearing and custody systems authorized by the Brazilian Central Bank or by the CVM, as applicable. Subject to limited exceptions provided in the CVM regulation or previous CVM authorization, the trading of securities held under Annex I of Resolution No. 4,373 is restricted to transactions carried out on stock exchanges or through organized over-the-counter markets licensed by the CVM.

The offshore transfer or assignment of the securities or other financial assets held by non-Brazilian investors pursuant to Annex I of Resolution No. 4,373 are prohibited, except for transfers (1) resulting from consolidation, spin-off, merger or merger of shares or occurring upon the death of an investor by operation of law or will; or (2) resulting from a corporate reorganization effected abroad, as long as the final beneficiaries and the amount of the assets remain the same.

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

ADS - Annex II of Resolution No. 4,373

Annex II of Resolution No. 4,373 of the National Monetary Council provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. The ADS program was approved by the Brazilian Central Bank and the CVM prior to the issuance of the ADSs. Accordingly, as a general rule, the proceeds from the sale of ADSs by ADR holders outside Brazil are not subject to Brazilian foreign investment controls, and holders of the ADSs who are not resident in a “tax haven” jurisdiction are entitled to favorable tax treatment. See “—Taxation—Brazilian Tax Considerations.”

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

In the event that a holder of ADSs exchanges those ADSs for the underlying common shares or preferred shares, the holder must:

•	convert its investment in those shares into a foreign portfolio investment under Resolution No. 4,373, subject to the execution of Symbolic FX Agreements; or

•	convert its investment in those shares into a direct foreign investment under Law No. 4,131, subject to the execution of Symbolic FX Agreements.

The custodian is authorized to update the depositary’s electronic registration to reflect conversions of ADSs into foreign portfolio investments under Resolution No. 4,373.

If a holder of ADSs elects to convert its ADSs into a foreign portfolio investment under Annex I of Resolution No. 4,373 or into a foreign direct investment under Law No. 4,131, the conversion will be effected by the Brazilian Central Bank after receipt of an electronic request from the custodian with details of the transaction. If a foreign direct investor under Law No. 4,131 elects to deposit its common shares or preferred shares into the relevant ADR program in exchange for ADSs, such holder will be required to present to the custodian evidence of payment of capital gains taxes and of the execution of Symbolic FX Agreements. The conversion will be effected by the Brazilian Central Bank after receipt of an electronic request from the custodian with details of the transaction. See “—Taxation—Brazilian Tax Considerations” for details of the tax consequences to an investor residing outside Brazil of investing in our common shares or preferred shares in Brazil.

If a holder of ADSs wishes to convert its investment in our shares into either a foreign portfolio investment under Annex I of Resolution No. 4,373 or a foreign direct investment under Law No. 4,131, it should begin the process of obtaining its own foreign investor registration with the Brazilian Central Bank or with the CVM, as the case may be, in advance of exchanging the ADSs for the underlying common shares or preferred shares. A non-Brazilian holder of common shares or preferred shares may experience delays in obtaining a foreign investor registration, which may delay remittances outside Brazil, which may in turn adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

Unless the holder has registered its investment with the Brazilian Central Bank, the holder may not be able to convert the proceeds from the disposition of, or distributions with respect to, such common shares or preferred shares into foreign currency or remit those proceeds outside Brazil. In addition, if the non-Brazilian investor resides in a “tax haven” jurisdiction or is not an investor registered under Annex I of Resolution No. 4,373, the investor will be subject to less favorable tax treatment than a holder of ADSs. See “—Taxation—Brazilian Tax Considerations.

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

NI 1,397/2013 published in the Official Gazette on September 17, 2013, was enacted to regulate the transitional tax regime, or RTT, in force as of January 1, 2008 to adjust, for tax purposes, the net profit calculated under the IFRS rules in accordance with Law No. 11,638/2007. According to NI 1,397/2013, for purposes of calculating dividends and interest on net equity, taxpayers must use the accounting books prepared according to the criteria in force on December 31, 2007, and not IFRS. According to such provisions, depending on the tax basis used by the taxpayer, certain dividend distributions may be subject to a 15% withholding tax (or 25% if the taxpayer resides in a “tax haven” jurisdiction.

However, the instruction established by NI 1,397/2013 relating to the taxation on dividends distribution made prior to November 12, 2013 was overruled by Law No. 12,973, enacted on May 13, 2014. According to Law No. 12,973, dividends calculated on profits recorded up to December, 31, 2013 are exempt from such tax, even in the event that the amount computed under the IFRS rules exceeds the criteria in force on December, 31, 2007.

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

Payment of interest on shareholders’ equity to a Non-Brazilian Holder is subject to income tax withholding at the rate of 15%, or 25% if the Non-Brazilian Holder is domiciled in a country or location that is considered to be a “tax haven jurisdiction” for this purpose. For this purpose, the definition of “tax haven” encompasses countries and locations (1) that do not impose income tax, (2) that impose income tax at a rate of 20% or less, or (3) that impose restrictions on the disclosure of the ownership of investments, or of the identity of the ultimate beneficiary of earnings that are attributed to non-residents. See “—Interpretation of the Discussion on the Definition of ‘Tax Haven’ Jurisdictions.”

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

In the case of 2,689 Holders, a country or location should only be defined as a “tax haven” jurisdiction when it (1) does not tax income, or (2) taxes income at a rate of 20% or less. In the case of gains realized by Non-Brazilian Holders other than 2,689 Holders, a country or location should be defined as a “tax haven” jurisdiction when it (a) does not tax income, (b) taxes income at a rate of 20% or less, or (c) imposes restrictions on the disclosure of shareholding composition, of the ownership of investments, or of the identity of the ultimate beneficiary of earnings that are attributed to non-residents. However, there is doubt as to the application of these criteria by the Brazilian tax authorities. See “—Interpretation of the Discussion on the Definition of ‘Tax Haven’ Jurisdictions.”

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

Interpretation of the Discussion on the Definition of “Tax Haven” Jurisdictions

Until December 2008, under Brazilian tax laws, a Low Tax Jurisdiction (“LTJ”) was defined as a country or location that does not impose taxation on income, or imposes the income tax at a rate lower than 20%. There was a list of LTJs enacted by Brazilian tax authorities by means of Normative Instruction No. 188/2002. More recently, some amendments were implemented in connection with the concept of LTJ, via the enactment of Law No. 11,727/08, in force as of January 2009, in order to include in said concept the provision in the sense that the country or location which imposes restrictions on the disclosure of shareholding composition or the ownership of the investment should also be considered as a LTJ.

Additionally, Law No. 11,727/08 also created the concept of privileged tax regimes (“PTRs”), which encompasses the countries and jurisdictions that: (i) do not tax income or tax it at a maximum rate lower than 20%; (ii) grant tax advantages to a non-resident entity or individual (a) without the need to carry out a substantial economic activity in the country or a said territory or (b) conditioned to the non-exercise of a substantial economic activity in the country or a said territory; (iii) do not tax or taxes proceeds generated abroad at a maximum rate lower than 20.0%; or (iv) restricts the ownership disclosure of assets and ownership rights or restricts disclosure about economic transactions carried out.

As a consequence, in 2010, a new list was enacted by Brazilian tax authorities, via Normative Instruction 1,037/10 (“NI 1,037/10”), which includes the countries considered as LTJs and the locations considered as granting privileged tax regimes. Under Section 2 of NI 1,037/10, companies incorporated as LLCs in the US, and companies benefiting out of some holding regimes in Europe, may be considered as granting privileged tax regimes. We highlight that there would be solid legal grounds to sustain that the list should be interpreted as an exhaustive list, so that only the countries and locations listed should be viewed as LTJs and privileged tax regimes, according to their specific qualification. The interpretation of the current Brazilian tax legislation should lead to the conclusion that the concept of PTR should only apply for certain Brazilian tax purposes, such as transfer pricing and thin capitalization. According to this interpretation, the concept of PTR should not be applied in connection with the taxation of dividends, interest on shareholders’ equity and gains related to investments made by Non-Brazilian Holders in Brazilian corporations, such as TmarPart. Regulations and non-binding tax rulings issued by Brazilian federal tax authorities seem to confirm this interpretation.

Notwithstanding the above, we recommend that you consult your own tax advisors regarding the consequences of the implementation of Law No. 11,727, NI 1,037/10 and of any related Brazilian tax law or regulation concerning Low or Nil Tax Jurisdictions or PTRs.

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

This description does not address any state, local or non-U.S. tax consequences of the acquisition, ownership and disposition of the common shares, preferred shares or ADSs of Oi by U.S. Holders. Moreover, this description does not address the consequences of any U.S. federal tax other than income tax, including but not limited to the U.S. federal estate and gift taxes. This description is based on (1) the Internal Revenue Code of 1986, as amended (the “Code”), existing and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this annual report, as well as proposed Treasury Regulations available on the date of this annual report, and (2) in part, the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. Holders should consult their tax advisers to determine the particular tax consequences to such holders of the acquisition, ownership and disposition of the common shares, preferred shares or ADSs of Oi, including the applicability and effect of U.S. state, local and non-U.S. tax laws.

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

Based on certain estimates of the gross income and gross assets of Oi, the nature of its business, the size of its investment in certain subsidiaries, and its anticipated Market Capitalization, Oi believes that it will not be classified as a PFIC for its taxable year ended December 31, 2014. Because Oi currently holds, and expects to continue to hold and potentially to increase its holdings of, a substantial amount of cash and cash equivalents and other passive assets used in our business, and because the value of Oi’s gross assets is likely to be determined in large part by reference to Oi’s Market Capitalization, Oi would likely become a PFIC for a given taxable year if the market price of Oi’s common shares or preferred shares were to decrease significantly, and may be a PFIC depending on the timing of any sale of any significant assets of Oi (such as the sale by Oi of PT Portugal) and the use of the proceeds of any such sale. The application of the PFIC rules is subject to uncertainty in several respects, and Oi must make a separate determination after the close of each taxable year as to whether it was a PFIC for such year. Moreover, Oi has not obtained an opinion from counsel regarding the PFIC status of Oi for any taxable period. If Oi is or becomes a PFIC (except as discussed below), any excess distribution (generally a distribution in excess of 125% of the average distribution over a three-year period or shorter holding period for Oi’s common shares or preferred shares) and realized gain will be treated as ordinary income and will be subject to tax as if (1) the excess distribution or gain had been realized ratably over the U.S. Holder’s holding period, (2) the amount deemed realized in each year had been subject to tax in each such year at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before Oi became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (3) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. U.S. Holders should consult their own tax advisors regarding the tax consequences that would arise if Oi were treated as a PFIC.

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

We are exposed to market risks related to changes in exchange rates and interest rates. The principal market for the products and services of our continuing operations is Brazil, and substantially all of the revenues of our continuing operations are denominated in reais.

Exchange Rate Risk

We are exposed to foreign exchange risk because a significant portion of our equipment costs, such as costs relating to switching centers and software used for upgrading network capacity, are primarily denominated in foreign currencies or linked to foreign currencies, primarily the U.S. dollar. In 2014, approximately 28.5% of our capital expenditures were U.S. dollar-denominated or linked to the U.S. dollar. A hypothetical, instantaneous 10.0% depreciation of the real against the U.S. dollar as of December 31, 2014 would have resulted in an increase of R$364 million in the cost of our capital expenditures in 2014, assuming that we would have incurred all of these capital expenditures notwithstanding the adverse change in the exchange rates.

Our financing cost and the amount of financial liabilities that we record are also exposed to exchange rate risk. As of December 31, 2014 R$15,133 million, or 41.7%, of our total consolidated indebtedness was denominated in foreign currency. At December 31, 2014, we protected 100% of our indebtedness affected by exchange rate variation against significant variations in exchange rates (primarily U.S. dollars and euros) by using foreign currency swaps, non-deliverable forwards and foreign currency investments. The aggregate amount of our hedge position, including our U.S. dollar and euro cash positions, was US$7,004 million as of December 31, 2014. The maturity of our swap contracts is coupled to the maturity of debt that is hedged by these swap contracts. As of December 31, 2014, the fair value of our swap contracts and non-deliverable forwards was a receivable in the amount of R$2,555 million. As of December 31, 2014, the aggregate notional principal amount of our swap contracts and non-deliverable forwards was approximately US$11,840 million, which mature in one to eight year.

In 2014, we experienced losses on foreign currency and monetary restatement due to the depreciation of the real against foreign currencies of R$1,002 million, including results recorded on our exchange rate hedges (non-deliverable forwards, swaps and foreign currency investments). As we were almost 100% hedged, the potential additional losses on foreign currency and monetary restatement during 2014 that would result from a hypothetical, instantaneous 10.0% depreciation of the real against the U.S. dollar and the euro as of December 31, 2014 would be approximately R$8 million after giving effect to our results under our exchange rate swaps, assuming that the amount and composition of our debt instruments were unchanged. The potential increase in our total consolidated debt obligations that would result from a hypothetical, instantaneous 10.0% depreciation of the real against the U.S. dollar and the euro as of December 31, 2014 would be approximately R$23 million, considering the net impact of the increase in our debt obligations and the decrease in our swap position. For further information about our swap agreements, see note 3 to our consolidated financial statements.

Interest Rate Risk

We are exposed to interest rate risk because a significant portion of our indebtedness bears interest at floating rates. As of December 31, 2014, our total outstanding indebtedness was R$33,295 million, of which R$21,195 million, or 60.3%, bore interest at floating rates, including R$19,054 million of real-denominated indebtedness that bore interest at rates based on the CDI rate, TJLP rate or IPCA rate, and R$2,860 million of foreign currency-denominated indebtedness that bore interest at rates based on U.S. dollar and Euro LIBOR. As of December 31, 2014, we had interest rate swap agreements under which 79.4% of our consolidated indebtedness exposed to U.S. dollar and Euro LIBOR, which represents 7.9% of our total indebtedness, was converted into CDI rates, matching the interest rate index of our investments. As of December 31, 2014, we did not have any outstanding derivative agreements to limit our exposure to variations in the CDI rate, TJLP rate or IPCA rate.

We invest our excess liquidity (R$2,732 million as of December 31, 2014) mainly in (1) certificates of deposit issued by financial institutions with AAA and AA ratings from international rating agencies, (2) in short-term instruments denominated in reais that generally pay interest at overnight interest rates based on the CDI rate which partially mitigates our exposure to Brazilian interest rate risk, and (3) in investment funds created by top Brazilian asset managers exclusively for us. The fund managers of the investment funds created for us are responsible for managing our funds, subject to the direction of our senior management and board of directors. Currently, these funds are comprised mainly of government bonds and other low-risk financial instruments linked to the CDI rate.

In 2014, we recorded expenses from our foreign currency denominated indebtedness of R$1,002 million, which includes results from exchange rate variations and hedges (non-deliverable forwards, swaps and foreign currency investments). As we hedged our foreign currency denominated debt against exchange rate fluctuations, the cost of such indebtedness is linked to fluctuations in the CDI rate rather than the exchange rate. The potential additional interest expense during 2015 that would result from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates on January 1, 2015 would be approximately R$197 million after giving effect to our results under our interest rate swaps, considering the impact in our debt obligations, but excluding the additional interest income that we would receive on our financial investments. This sensitivity analysis is based on the assumption of an unfavorable 100 basis points movement of the interest rates applicable to each homogeneous category of financial liabilities and sustained over a period of one year. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g., reais). As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuation for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

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

During the year ended December 31, 2014, we received US$3 million in reimbursements from the depositary of our ADSs.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer and chief financial officer, or CEO, is responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information that we are required to disclose in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms of the SEC, and that it is accumulated and communicated to our management, including our CEO, as appropriate to allow timely decisions regarding required disclosure. We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2014 under the supervision of our CEO. Based on our evaluation, our CEO concluded that our disclosure controls and procedures were effective at a reasonable assurance level as of December 31, 2014.

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

Under the supervision and with the participation of our CEO, our management conducted an assessment of our internal control over financial reporting as of December 31, 2014 based on the criteria established in “Internal Control —Integrated Framework (1992)” issued by COSO. As a result of the assessment described above, our management concluded that as of December 31, 2014, we did maintain effective internal control over financial reporting based on the criteria established in “Internal Control — Integrated Framework (1992)” issued by COSO.

Our independent registered public accounting firm, KPMG Auditores Independentes, has issued an audit report on the effectiveness of our internal control over financial reporting. That report is included elsewhere in this annual report.

Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2014 that materially affected or could materially affect our internal control over financial reporting.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our fiscal council currently includes an “audit committee financial expert” within the meaning of this Item 16A. Our fiscal council has determined that Aparecido Carlos Correia Galdino is our fiscal council financial expert. Mr. Galdino’s biographical information is included in “Item 6. Directors, Senior Management and Employees.” Mr. Galdino is independent, as that term is defined in Rule 303A.02 of the New York Stock Exchange’s Listed Company Manual.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics that applies to members of our board of directors, fiscal council and board of executive officers, as well as to our other employees. On December 13, 2013, we amended and restated our code of ethics to:

•	adopt new requirements provided for under Law No. 12,846/2013, the recently adopted Brazilian anti-corruption law;

•	reinforce the commitment of our employees, suppliers, subcontractors, representatives and business partners to our code of ethics and extend the applicable period of such commitment, in accordance with existing legislation and anti-corruption and conflict of interest best practices;

•	revise what constitutes prohibited relationships to include unlawful acts, self-interested actions and actions the prevent supervision by regulators; and

•	enumerate prohibitions related to tenders and contracts.

A copy of our code of ethics may be found on our website at www.oi.com.br/codigodeetica. The information included on our website or that might be accessed through our website is not included in this annual report and is not incorporated into this annual report by reference.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm, KPMG Auditores Independentes, during the fiscal years ended December 31, 2014 and 2013.

	Year ended December 31,
	2014		2013
	(in millions of reais)
Audit fees (1)	R$	10.4	R$	5.1
Audit-related fees		0.3		1.1
Tax fees		1.6		—
All other fees		2.2		—

Total fees	R$	14.4	R$	6.2

(1)	Audit fees consist of the aggregate fees billed by KPMG Auditores Independentes in connection with the audits of our annual financial statements, interim reviews of our quarterly financial information, issuance of comfort letters, review of financial statements and review of documents filed with the CVM and the SEC.

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

According to the corporate governance rules of the NYSE, foreign private issuers that are listed on the NYSE, such as Oi, are subject to a more limited set of corporate governance requirements than those imposed on U.S. domestic issuers. As a foreign private issuer, Oi must comply with the following four requirements imposed by the NYSE:

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

According to the Brazilian Corporation Law, up to one-third of the members of Oi’s board of directors can be elected to management positions. The remaining non-management directors are not expressly empowered to serve as a check on Oi’s management, and there is no requirement that those directors meet regularly without management. Notwithstanding the foregoing, Oi’s board of directors consists entirely of non-management directors; therefore Oi believes it would be in compliance with this NYSE corporate governance standard.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS

(a)	Financial Statements

(b) List of Exhibits

1.01	By-laws of Oi S.A., as amended through February 25, 2015 (English translation).

2.01	Form of Amended and Restated Deposit Agreement, among Oi S.A., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to Form F-6 of Oi S.A. filed on February 28, 2012).

2.02	Form of Amended and Restated Deposit Agreement, among Oi S.A., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to Form F-6 of Oi S.A. filed on February 28, 2012).

3.01	Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., L.F. Tel S.A., Fundação Atlântico de Seguridade Social, Asseca Participações S.A. and, as intervening parties, Telemar Participações S.A. and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to Exhibit 99.4 to Schedule 13D of Brasil Telecom S.A. filed on November 27, 2009).

3.02	Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., L.F. Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 3.02 to Form 20-F of Brasil Telecom S.A. filed on May 2, 2011).

3.03	Second Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of February 19, 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 3.03 to Form 20-F of Oi S.A. filed on March 11, 2014).

3.04	Third Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of September 8, 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 99.6 to Amendment No. 4 to Schedule 13D of Telemar Participações S.A. filed on September 17, 2014).

3.05	Terms of Termination of the Shareholders Agreement of Telemar Participações S.A., dated as of February 19,

2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 3.04 to Form 20-F of Oi S.A. filed on March 11, 2014).

3.06	Amendment to the Terms of Termination of the Shareholders Agreement of Telemar Participações S.A., dated as of September 8, 2014, among AG Telecom Participações S.A., LF Tel S.A., Fundação Atlântico de Seguridade Social, and, as intervening party, Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 99.8 to Amendment No. 4 to Schedule 13D of Telemar Participações S.A. filed on September 17, 2014).

3.07	Private Shareholders Agreement of Telemar Participações S.A., dated as of April 25, 2008, among AG Telecom Participações S.A., L.F. Tel S.A., Asseca Participações S.A., BNDES Participações S.A. – BNDESPar, Fiago Participações S.A., Fundação Atlântico de Seguridade Social, and, as intervening parties, Telemar Participações S.A., Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Fundação Petrobras de Seguridade Social – PETROS, Fundação dos Economiários Federais – FUNCEF and Andrade Gutierrez Investimentos em Telecomunicações S.A. (English translation) (incorporated by reference to Exhibit 99.3 to Schedule 13D of Brasil Telecom S.A. filed on November 27, 2009).

3.08	Amendment to Shareholders Agreement of Telemar Participações S.A., dated as of January 25, 2011, among AG Telecom Participações S.A., Luxemburgo Participações S.A., BNDES Participações S.A. – BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais – FUNCEF, Fundação Petrobras de Seguridade Social – PETROS, L.F. Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS, S.A. (English translation) (incorporated by reference to Exhibit 3.04 to Form 20-F of Brasil Telecom S.A. filed on May 2, 2011).

3.09	Second Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of February 19, 2014, among AG Telecom Participações S.A., BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation) (incorporated by reference to Exhibit 3.07 to Form 20-F of Oi S.A. filed on March 11, 2014).

3.10	Third Amendment to the Shareholders Agreement of Telemar Participações S.A., dated as of September 8, 2014, among AG Telecom Participações S.A., Andrade Gutierrez S.A., BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, Jereissati Telecom S.A., LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation) (incorporated by reference to Exhibit 99.12 to Amendment No. 4 to Schedule 13D of Telemar Participações S.A. filed on September 17, 2014).

3.11	Terms of Termination of the Shareholders Agreement of Telemar Participações S.A., dated as of February 19, 2014, among AG Telecom Participações S.A., BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation) (incorporated by reference to Exhibit 3.08 to Form 20-F of Oi S.A. filed on March 11, 2014).

3.12	Amendment to the Terms of Termination of the Shareholders Agreement of Telemar Participações S.A., dated as of September 8, 2014, among AG Telecom Participações S.A., Andrade Gutierrez S.A., BNDES Participações S.A.—BNDESPar, Caixa de Previdência dos Funcionários do Banco do Brasil—PREVI, Fundação Atlântico de Seguridade Social, Fundação dos Economiários Federais—FUNCEF, Fundação Petrobras de Seguridade Social—PETROS, Jereissati Telecom S.A., LF Tel S.A., Bratel Brasil S.A. and, as intervening parties, Telemar Participações S.A. and Portugal Telecom, SGPS S.A. (English translation) (incorporated by reference to Exhibit 99.14 to Amendment No. 4 to Schedule 13D of Telemar Participações S.A. filed on September 17, 2014).

3.13	Shareholders Agreement of Pasa Participações S.A., dated as of January 25, 2011, between Andrade Gutierrez Telecomunicações Ltda., Bratel Brasil S.A. and, as intervening parties, Pasa Participações S.A., AG Telecom Participações S.A., Luxemburgo Participações S.A., La Fonte Telecom S.A., EDSP75 Participações S.A., L.F. Tel S.A. and Portugal Telecom, SGPS, S.A. (English translation) (incorporated by reference to Exhibit 3.05 to Form 20-F of Oi S.A. filed on April 27, 2012).

3.14	First Amendment to the Shareholders Agreement of PASA Participações S.A., dated as of February 19, 2014,

between Andrade Gutierrez S.A. and Bratel Brasil S.A. and, as intervening parties, PASA Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., LF Tel S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English translation) (incorporated by reference to Exhibit 3.10 to Form 20-F of Oi S.A. filed on March 11, 2014).

3.15	Second Amendment to the Shareholders’ Agreement of PASA Participações S.A., dated as of September 8, 2014, between Andrade Gutierrez S.A. and Bratel Brasil S.A. and, as intervening parties, PASA Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., LF Tel S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English Translation) (incorporated by reference to Exhibit 99.17 to Amendment No. 4 to Schedule 13D of AG Telecom Participações S.A., filed on September 17, 2014).

3.16	Terms of Termination of the Shareholders Agreement of PASA Participações S.A., dated as of February 19, 2014, between Andrade Gutierrez S.A. and Bratel Brasil S.A. and, as intervening parties, PASA Participações S.A., AG Telecom Participações S.A., Jereissati Telecom S.A., EDSP75 Participações S.A., LF Tel S.A. and Portugal Telecom, SGPS, S.A. (English translation) (incorporated by reference to Exhibit 3.11 to Form 20-F of Oi S.A. filed on March 11, 2014).

3.17	Shareholders Agreement of EDSP75 Participações S.A., dated as of January 25, 2011, between La Fonte Telecom S.A., Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., L.F. Tel S.A., PASA Participações S.A., Andrade Gutierrez Telecomunicações Ltda., AG Telecom Participações S.A., Luxemburgo Participações S.A., and Portugal Telecom, SGPS, S.A. (English translation). (incorporated by reference to Exhibit 3.06 to Form 20-F of Oi S.A. filed on April 27, 2012) (incorporated by reference to Exhibit 3.12 to Form 20-F of Oi S.A. filed on March 11, 2014).

3.18	First Amendment to the Shareholders Agreement of EDSP75 Participações S.A., dated as of February 19, 2014, between Jereissati Telecom S.A. and Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Andrade Gutierrez S.A., PASA Participações S.A., AG Telecom Participações S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English translation) (incorporated by reference to Exhibit 3.13 to Form 20-F of Oi S.A. filed on March 11, 2014).

3.19	Second Amendment to the Shareholders’ Agreement of EDSP75 Participações S.A., dated as of September 8, 2014, between Jereissati Telecom S.A. and Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Andrade Gutierrez S.A., PASA Participações S.A., AG Telecom Participações S.A., Portugal Telecom, SGPS, S.A., Sayed RJ Participações S.A., Venus RJ Participações S.A. and PTB2 S.A. (English Translation) (incorporated by reference to Exhibit 99.21 to Amendment No. 4 to Schedule 13D of LF Tel S.A., filed on September 17, 2014).

3.20	Terms of Termination of the Shareholders Agreement of EDSP75 Participações S.A., dated as of February 19, 2014, between Jereissati Telecom S.A. and Bratel Brasil S.A. and, as intervening parties, EDSP75 Participações S.A., LF Tel S.A., Andrade Gutierrez S.A., PASA Participações S.A., AG Telecom Participações S.A. and Portugal Telecom, SGPS, S.A., (English translation) (incorporated by reference to Exhibit 3.14 to Form 20-F of Oi S.A. filed on March 11, 2014).

3.21	Temporary Voting Agreement of the Shareholders of Oi S.A. and Telemar Participações S.A., dated as of February 19, 2014, among Portugal Telecom, SGPS S.A., Caravelas Fundo de Investimento em Ações, Bratel Brasil S.A., Telemar Participações S.A., Andrade Gutierrez S.A., Jereissati Telecom S.A. and, as intervening party, Oi S.A. (English translation) (incorporated by reference to Exhibit 3.15 to Form 20-F of Oi S.A. filed on March 11, 2014).

3.22	Amendment to the Temporary Voting Agreement of the Shareholders of Oi S.A. and Telemar Participações S.A., dated as of September 8, 2014, among Portugal Telecom, SGPS S.A., Caravelas Fundo de Investimento em Ações, Bratel Brasil S.A., Telemar Participações S.A., Andrade Gutierrez S.A., Jereissati Telecom S.A. and, as intervening party, Oi S.A. (English translation) (incorporated by reference to Exhibit 99.16 to Amendment No. 4 to Schedule 13D of Telemar Participações S.A. filed on September 17, 2014).

3.23	Second Amendment to the Temporary Voting Agreement of the Shareholders of Oi S.A. and Telemar Participações S.A., dated as of March 31, 2015, among Portugal Telecom, SGPS S.A., Caravelas Fundo de Investimento em Ações, Bratel Brasil S.A., Telemar Participações S.A., Andrade Gutierrez S.A., Jereissati Telecom S.A. and, as intervening party, Oi S.A. (English translation).

4.01	Memorandum of Understanding, dated as of October 1, 2013, among Oi S.A., Portugal Telecom SGPS, S.A., AG Telecom Participações S.A., LF Tel. S.A., PASA Participações S.A., EDSP75 Participações S.A., Bratel Brasil S.A., Avistar, SGPS, S.A. and Nivalis Holding B.V. (English translation) (incorporated by reference to Exhibit 1 of Form 6-K filed with the Securities and Exchange Commission on October 2, 2013 by Oi S.A.).

4.02	Agreement for Subscription of Shares, dated February 19, 2013, between Oi S.A. and Portugal Telecom, SGPS S.A. (English translation) (incorporated by reference to Exhibit 4.05 to Form 20-F of Oi S.A. filed on March 11, 2014).

4.03	Agreement for Subscription of Shares, dated February 19, 2013, between Oi S.A. and Caravelas Fundo de Investimento em Ações (English translation) (incorporated by reference to Exhibit 4.06 to Form 20-F of Oi S.A. filed on March 11, 2014).

4.04	Exchange Agreement, dated September 8, 2014, among PT International Finance B.V., PT Portugal, SGPS, S.A., Portugal Telecom, SGPS, S.A., Oi S.A. and Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 99.17 to Amendment No. 4 to Schedule 13D of Telemar Participações S.A. filed on September 17, 2014).

4.05	Call Option Agreement, dated September 8, 2014, among PT International Finance B.V., PT Portugal, SGPS, S.A., Portugal Telecom, SGPS, S.A., Oi S.A. and Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 99.18 to Amendment No. 4 to Schedule 13D of Telemar Participações S.A. filed on September 17, 2014).

4.06	Private Instrument for the Assignment of Rights and Obligations and Other Covenants, dated March 24, 2015, among PT International Finance B.V., PT Portugal, SGPS, S.A., Portugal Telecom, SGPS, S.A., Telemar Participações S.A. and Oi S.A. (English translation).

4.07	First Amendment to the Call Option Agreement and Other Covenants, dated March 31, 2015, among PT International Finance B.V., Portugal Telecom, SGPS, S.A., Telemar Participações S.A. and Oi S.A. (English translation).

4.08	Terms of Commitment, dated September 8, 2014, among Portugal Telecom, SGPS, S.A., Oi S.A. and Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 99.19 to Amendment No. 4 to Schedule 13D of Telemar Participações S.A. filed on September 17, 2014).

4.09	First Amendment to the Terms of Commitment, dated March 31, 2015, among Portugal Telecom, SGPS, S.A., Oi S.A. and Telemar Participações S.A. (English translation).

4.10	Concession Agreement for Local, Switched, Fixed-Line Telephone Service between ANATEL and Brasil Telecom S.A., No. 109/2011, dated June 30, 2011 (English translation) (incorporated by reference to Exhibit 10.5 to Form F-4 of Brasil Telecom S.A. filed on September 1, 2011).

4.11	Schedule of Omitted Concession Agreements for Local Switched, Fixed-Line Telephone Service (incorporated by reference to Exhibit 4.05 to Form 20-F of Oi S.A. filed on April 27, 2012).

4.12	Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service between ANATEL and Brasil Telecom S.A., No. 143/2011, dated June 30, 2011 (English translation) (incorporated by reference to Exhibit 10.6 to Form F-4 of Brasil Telecom S.A. filed on September 1, 2011).

4.13	Schedule of Omitted Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service (incorporated by reference to Exhibit 4.07 to Form 20-F of Oi S.A. filed on April 27, 2012).

4.14	Statement of Authorization for Personal Mobile Services between ANATEL and Brasil Telecom Celular S.A., No. 026/2002, dated December 18, 2002 (English translation) (incorporated by reference to Exhibit 4.05 to Form 20-F of Brasil Telecom S.A. filed on July 13, 2009).

4.15	Schedule of Omitted Authorizations for Personal Mobile Services (incorporated by reference to Exhibit 4.09 to Form 20-F of Oi S.A. filed on April 27, 2012).

4.16	Instrument of Authorization for the Use of Radio Frequency Blocks for 2G services between ANATEL and 14 Brasil Telecom Celular S.A., No. 24/2004, dated May 3, 2004 (English translation) (incorporated by reference to Exhibit 4.07 to Brasil Telecom S.A.’s annual report on Form 20-F filed on July 13, 2009).

4.17	Schedule of Omitted Instruments of Authorization for the Use of Radio Frequency Blocks for 2G services (incorporated by reference to Exhibit 4.11 to Form 20-F of Oi S.A. filed on April 27, 2012).

4.18	Instrument of Authorization for the Use of Radio Frequency Blocks for 3G services between ANATEL and 14 Brasil Telecom Celular S.A., No. 24/2008, dated April 29, 2008 (English translation) (incorporated by reference to Exhibit 4.09 to Brasil Telecom S.A.’s annual report on Form 20-F filed on July 13, 2009).

4.19	Schedule of Omitted Instruments of Authorization for the Use of Radio Frequency Blocks for 3G services (incorporated by reference to Exhibit 4.13 to Form 20-F of Oi S.A. filed on April 27, 2012).

4.20	Universal Mobile Telecommunications System (UMTS) License, dated January 11, 2001, issued to MEO—Serviços de Comunicações e Multimédia, S.A. by the Portuguese Government, as amended February 10, 2004, incorporated by reference to Exhibit 4.7 of Portugal Telecom, SGPS S.A.’s Annual Report on Form 20-F filed with the Commission on June 29, 2007 (File No. 001-13758).

4.21	English Language Summary of the Material Provisions of the Long Term Evolution (LTE) Technology License, dated March 9, 2012, issued to MEO—Serviços de Comunicações e Multimédia, S.A. by the Portuguese Government, incorporated by reference to Exhibit 4.20 of Portugal Telecom, SGPS S.A.’s Annual Report on Form 20-F filed with the Commission on April 30, 2012 (File No. 001-13758).

8.01	List of subsidiaries (incorporated by reference to note 1 to our audited consolidated financial statements included elsewhere in this annual report).fs

12.01	Certification of the Chief Executive Officer of Oi S.A. pursuant to the Sarbanes-Oxley Act of 2002.

12.02	Certification of the Chief Financial Officer of Oi S.A. pursuant to the Sarbanes-Oxley Act of 2002.

13.01	Certifications of the Chief Executive Officer and the Chief Financial Officer of Oi S.A. pursuant to the Sarbanes-Oxley Act of 2002.

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

Date: May 6, 2015	OI S.A.

/s/ Bayard De Paoli Gontijo
	Name:	Bayard De Paoli Gontijo
	Title:	Chief Executive Officer

Date: May 6, 2015

/s/ Flavio Nicolay Guimarães
	Name:	Flavio Nicolay Guimarães
	Title:	Chief Financial Officer

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

Under the supervision and with the participation of our CEO and CFO, our management conducted an assessment of our internal control over financial reporting as of December 31, 2014 based on the criteria established in “Internal Control—Integrated Framework (1992)” issued by COSO.

As a result of the assessment described above, our management concluded that as of December 31, 2014, we did maintain effective internal control over financial reporting based on the criteria established in “Internal Control—Integrated Framework (1992)” issued by COSO. Our independent registered public accounting firm, KPMG Auditores Independentes, has issued an audit report on the effectiveness of our internal control over financial reporting. That report is included in this annual report on Form 20-F.

May 6, 2015

/s/ Bayard De Paoli Gontijo	/s/ Flavio Nicolay Guimarães
Name: Bayard De Paoli Gontijo	Name: Flavio Nicolay Guimarães
Title: Chief Executive Officer	Title: Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

To the Board of Directors and Shareholders of

Oi S.A.

Rio de Janeiro - RJ

We have audited Oi S.A.’s (the “Company”) internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Oi S.A.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Oi S.A. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Oi S.A. and subsidiaries as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, cash flows and value added for each of the years in the three-year period ended December 31, 2014, and our report dated May 6, 2015, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG Auditores Independentes
KPMG Auditores Independentes

Rio de Janeiro, Brazil
May 6, 2015

Report of Independent Registered Public Accounting Firm on consolidated financial statements

To the Board of Directors and Shareholders of

Oi S.A.

Rio de Janeiro - RJ

We have audited the accompanying consolidated balance sheet of Oi S.A. and subsidiaries (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income, changes in shareholders’ equity, cash flows and value added for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Oi S.A. and subsidiaries as of December 31, 2014 and 2013, and the results of their operations, their cash flows and their value added for each of the years in the three-year period ended December 31, 2014, in conformity with the accounting practices adopted in Brazil.

The accounting practices adopted in Brazil vary, in certain significant respects, from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 30 to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control — Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 6, 2015 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG Auditores Independentes
KPMG Auditores Independentes

Rio de Janeiro, Brazil
May 6, 2015

Oi S.A. and Subsidiaries

Consolidated Balance Sheets as at December 31, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Note	12/31/2014	12/31/2013
Current assets
Cash and cash equivalents	8	2,449,206	2,424,830
Cash investments	8	171,415	492,510
Derivative financial instruments	18	340,558	452,234
Trade receivable, net	9	7,450,040	7,096,679
Inventories, net		478,499	432,633
Current recoverable taxes	10	1,097,189	907,140
Other taxes	11	1,054,255	1,474,408
Judicial deposits	12	1,133,639	1,316,252
Other receivables	28(d)		1,775,691
Pension plan assets	24	1,744	9,596
Dividends and interest on capital
Other investments
Held-for-sale assets	28	33,926,592	242,040
Other assets		1,183,658	1,305,165

Total current assets		49,286,795	17,929,178
Non-current assets
Long-term investments	8	111,285	99,129
Derivative financial instruments	18	2,880,923	1,620,945
Deferred taxes	10	7,625,772	8,274,432
Other taxes	11	741,911	890,835
Available-for-sale financial asset	3		914,216
Judicial deposits	12	12,260,028	11,050,936
Pension plan assets	24	45,752	60,197
Prepaid expenses		104,398	145,506
Other assets		222,843	231,280
Investments	13	148,411	173,640
Property, plant and equipment, net	14	25,670,026	24,786,286
Intangible assets, net	15	3,690,978	3,919,491

Total non-current assets		53,502,327	52,166,893

Total assets		102,789,122	70,096,071

Current liabilities
Payroll, related taxes and benefits		744,439	650,982
Trade payables	16	4,336,566	4,732,174
Loans and financing	17	4,463,728	4,158,708
Derivative financial instruments	18	523,951	409,851
Current income taxes payable	10	477,282	432,317
Taxes other than income tax	11	1,667,599	2,112,598
Dividends and interest on capital		185,138	230,721
Licenses and concessions payable	19	675,965	457,173
Tax financing program	20	94,041	100,302
Provision for pension plan	24	129,662	184,295
Liabilities associated to held-for-sale assets	28	27,178,221
Provisions	21	1,058,521	1,223,526
Other payables	22	1,021,719	847,810

Total current liabilities		42,556,832	15,540,457
Non-Current liabilities
Loans and financing	17	31,385,667	31,694,918
Derivative financial instruments	18	142,971	156,800
Taxes other than income tax	11	874,727	1,747,012
Licenses and concessions payable	19	685,975	1,027,234
Tax financing program	20	896,189	1,020,002

The accompanying notes are an integral part of these condensed consolidated financial statements.

Oi S.A. and Subsidiaries

Consolidated Balance Sheets as at December 31, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

Provision for pension plan	24	346,873	459,267
Provisions	21	4,073,247	4,392,791
Deferred taxes
Other payables	22	2,515,152	2,533,452

Total non-current liabilities		40,920,801	43,031,476
Equity attributable to controlling shareholders	23
Share capital		21,438,220	7,471,209
Share issue costs		(309,592)	(56,547)
Capital reserves		3,977,623	3,977,623
Income reserves		1,933,354	2,323,992
Treasury shares		(2,367,552)	(2,104,524)
Obligations in equity instruments		(2,894,619)
Other comprehensive income		45,126	(91,531)
Change in equity interest’s		3,916	3,916
Accumulated losses		(4,024,184)

		17,802,292	11,524,138
Equity attributable to noncontrolling shareholders		1,509,197

Total equity		19,311,489	11,524,138

Total equity and liabilities		102,789,122	70,096,071

The accompanying notes are an integral part of these condensed consolidated financial statements.

Oi S.A. and Subsidiaries

Consolidated Statements of Operations for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Note	2014	2013	2012
Net operating revenue	4 and 5	28,247,099	28,422,147	25,161,031
Cost of sales and services	5	(15,229,602)	(15,259,215)	(12,670,413)

Gross profit		13,017,497	13,162,932	12,490,618

Operating income (expenses)
Share of profits of subsidiaries	5 and 13	(5,881)	(17,750)	(12,880)
Selling expenses	5	(5,611,772)	(5,571,891)	(4,840,707)
General and administrative expenses	5	(3,751,410)	(3,581,544)	(2,993,131)
Other operating income	5	4,466,914	3,193,024	1,996,101
Other operating expenses	5	(2,440,710)	(1,898,154)	(1,880,352)

		(7,342,859)	(7,876,315)	(7,730,969)

Profit before financial income (expenses) and taxes		5,674,638	5,286,617	4,759,649
Financial income	5 and 6	1,344,767	1,375,217	2,275,106
Financial expenses	5 and 6	(5,891,332)	(4,649,665)	(4,490,889)

Financial income (expenses)	5 and 6	(4,546,565)	(3,274,448)	(2,215,783)

Income before taxes		1,128,073	2,012,169	2,543,866
Income tax and social contribution
Current	7	(622,001)	(418,498)	(932,871)
Deferred	7	(497,954)	(100,656)	173,932

Profit from continuing operations		8,118	1,493,015	1,784,927

Discontinued operations
Loss for the year from discontinued operations, net (net of taxes)	28	(4,414,539)
Profit (loss) for the year		(4,406,421)	1,493,015	1,784,890

Profit (loss) attributable to owners of the Company		(4,407,711)	1,493,015	1,784,890
Profit (loss) attributable to non-controlling interests		1,290		37
Basic and diluted earnings per share	23(i)
Common shares – basic and diluted (R$)		(7.15)	9.10	1.09
Preferred shares – basic and diluted (R$)		(7.15)	9.10	1.09
Basic and diluted earnings (loss) per share—continuing operations:
Common shares – basic and diluted (R$)		0.01	9.10	1.09
Preferred shares – basic and diluted (R$)		0.01	9.10	1.09

The accompanying notes are an integral part of these condensed consolidated financial statements.

Oi S.A. and Subsidiaries

Consolidated Comprehensive Income (Loss) for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

	2014	2013	2012
Continuing operations
Profit (loss) for the year	(4,406,421)	1,493,015	1,784,927
Increase due to corporate reorganization			87,550
Hedge accounting gains (losses)	122,791	(139,334)	52,634
Actuarial gains (losses)	59,998	114,896	(168,293)
Exchange gains on investment abroad	464,981
Comprehensive income (loss) – continuing operations	(3,758,651)	1,468,577	1,756,818

Discontinued operations
Comprehensive income of discontinued operations	(387,677)

Total comprehensive income (loss) for the year	(4,146,328)	1,468,577	1,756,781

Comprehensive income attributable to owners of the Company	(4,271,054)	1,468,577	1,756,781
Comprehensive income attributable to non-controlling interests	124,726		37

Statement of comprehensive income (loss) items are carried net of taxes

The accompanying notes are an integral part of these condensed consolidated financial statements.

Oi S.A. and Subsidiaries

Consolidated Statements of Changes in Equity for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Attributable to owners of the Company																		Total equity attributed to contro- lling share- holder’s	Non-contro- lling share- holder’s	Total equity
	Share capital	Share issue costs	Capital reserves								Income reserves		Obliga- tions in equity instru- ments	Treasury shares	Reserve for additio- nal dividends	Retained earnings (accum- ulated losses)	Change in equity interest perc- entage’	Other compre- hensive income (loss)
			Invest- ment grants	Share subscrip- tion premium	Goodwill special reserve on merger	Net assets - special reserve on merger	Interest on construc- tion in progress	Special monetary correc- tion – Law 8200/1991	Stock options	Other reserves	Legal	Invest- ments
At January 1, 2012	3,731,059		123,558	372,670	2,967,829		745,756	31,287	104	126,372	383,527	507,715		(149,642)	1,748,567			(38,984)	10,549,818	370	10,550,188
Capital increase with redeemable shares	492,285				(492,285)
Cancellation of treasury shares				(99,822)						(49,820)				149,642
Corporate reorganization	3,085,409			(272,848)	(890,621)	2,309,296				(76,552)				(96,199)				87,550	4,146,035	40,094	4,186,129
Share issue costs		(56,609)																	(56,609)		(56,609)
Stock option plan termination									(104)							104
Hedge accounting gain																		35,842	35,842		35,842
Subsidiaries’ hedge accounting gain																		16,792	16,792		16,792
Actuarial gains and (losses)																		(168,989)	(168,989)		(168,989)
Subsidiaries’ actuarial gains and (losses)																		696	696		696
Approval of proposed dividends															(1,748,567)				(1,748,567)		(1,748,567)
Redemption of bonus shares (R$0.3002 per share)					(492,285)														(492,285)		(492,285)
Interim dividends (R$0.3096 per share)												(507,715)							(507,715)		(507,715)
Withdrawal rights related to the corporate reorganization														(2,008,325)					(2,008,325)		(2,008,325)
Dividends and interest on capital declared by subsidiaries																				(1,536)	(1,536)
Acquisition on non-controlling interests																				(35,032)	(35,032)
Change in equity interest percentage																	3,916		3,916	(3,916)
Other																				(17)	(17)
Net income for the year																1,784,890			1,784,890	37	1,784,927
Allocation of net income for the year:
Declared dividends (R$0.2720 shares)																(446,222)			(446,222)		(446,222)
Proposed additional dividends (R$0.2386 per share)															391,322	(391,322)
Investment reserve												947,450				(947,450)
Balance at December 31, 2012	7,308,753	(56,609)	123,558		1,092,638	2,309,296	745,756	31,287			383,527	947,450		(2,104,524)	391,322		3,916	(67,093)	11,109,277		11,109,277
Capital increase with redeemable shares	162,456				(162,456)
Redeemable bonus shares					(162,456)														(162,456)		(162,456)
Share issue costs		62																	62		62
Approval of proposed additional dividends															(391,322)				(391,322)		(391,322)
Interim dividends (R$03.049 per share)												(500,000)							(500,000)		(500,000)
Net income for the year																1,493,015			1,493,015		1,493,015
Hedge accounting losses																		(119,229)	(119,229)		(119,229)
Subsidiaries’ hedge accounting loss																		(20,105)	(20,105)		(20,105)
Actuarial gains and (losses)																		113,972	113,972		113,972
Subsidiaries’ actuarial gains and (losses)																		924	924		924

The accompanying notes are an integral part of these condensed consolidated financial statements.

Oi S.A. and Subsidiaries

Consolidated Statements of Changes in Equity for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

Allocation of profit for the year:
Recognition of investment reserve									1,493,015			(1,493,015)
Balance at December 31, 2013	7,471,209	(56,547)	123,558	767,726	2,309,296	745,756	31,287	383,527	1,940,465		(2,104,524)		3,916	(91,531)	11,524,138		11,524,138
Acquisition of interests - PT Portugal																1,468,602	1,468,602
Capital increase	13,959,900														13,959,900		13,959,900
Capital increase with reinvestment tax incentives	7,111								(7,111)
Attributed dividends																(84,131)	(84,131)
Share issue costs (Note 3.1)		(253,045)													(253,045)		(253,045)
Obligations in equity instruments										(2,894,619)					(2,894,619)		(2,894,619)
Treasury shares											(263,028)				(263,028)		(263,028)
Loss (profit) for the year												(4,407,711)			(4,407,711)	1,290	(4,406,421)
Realization of legal reserve								(383,527)				383,527
Hedge accounting gain														128,982	128,982		128,982
Subsidiaries’ hedge accounting losses														(6,191)	(6,191)		(6,191)
Actuarial gains														58,885	58,885		58,885
Subsidiaries’ actuarial losses														(714,654)	(714,654)		(714,654)
Exchange gains on investment abroad														441,899	441,899	123,436	565,335
Exchange gains on subsidiaries’ investment abroad														132,993	132,993		132,993
Other comprehensive income														94,743	94,743		94,743
	21,438,220	(309,592)	123,558	767,726	2,309,296	745,756	31,287		1,933,354	(2,894,619)	(2,367,552)	(4,024,184)	3,916	45,126	17,802,292	1,509,197	19,311,489
Balance at December 31, 2014	21,438,220	(309,592)	3,977,623					1,933,354		(2,894,619)	(2,367,552)	(4,024,184)	3,916	45,126	17,802,292	1,509,197	19,311,489

The accompanying notes are an integral part of these consolidated financial statements.

Oi S.A. and Subsidiaries

Consolidated Statements of Cash Flows

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

	2014	2013	2012
Cash flows from operating activities– continuing operations
Income before income tax and social contribution	1,128,073	2,012,169	2,543,866
Non-cash items
Charges, interest income, and inflation adjustment (i)	4,163,880	4,329,432	4,045,769
Depreciation and amortization	4,535,418	4,278,477	3,220,589
Losses on receivables	649,463	849,779	502,509
Provisions	463,087	381,949	399,632
Provision for pension plans	8,897	10,325	8,118
Share of profits of subsidiaries	5,881	17,750	12,880
Loss on write-off of permanent assets	16,277	395,004	267,273
Income from asset sales		(214,127)	(389,128)
Concession Agreement Extension Fee—ANATEL	123,731	93,563	121,430
Employee and management profit sharing	291,885	(115,671)	386,639
Derivative financial instrument transactions	(427,384)	(1,158,520)	(942,021)
Inflation adjustment to intragroup receivables and private debentures (ii)			(48,233)
Inflation adjustment to provisions (iii)	233,276	246,205	233,017
Inflation adjustment to tax refinancing program (iv)	132,194	81,262	81,371
Expired dividends	(40,411)	(35,744)	(74,732)
Other	(223,569)	1,851,062	1,376,661

	11,060,698	13,022,915	11,745,640

Changes in assets and liabilities
Accounts receivable	(1,057,184)	556,009	(1,722,341)
Inventories	(38,721)	(53,696)	(234,494)
Taxes	(790,262)	(594,144)	583,571
Held-for-trading cash investments	(4,754,150)	(6,230,243)	(8,885,812)
Redemption of held-for-trading cash investments	5,021,859	8,203,246	8,963,131
Trade payables	(221,347)	(250,056)	(761,011)
Payroll, related taxes and benefits	(198,428)	(972)	64,290
Provisions	(775,583)	(934,039)	(771,155)
Provision for pension plans	(131,156)	(124,246)	(100,526)
Other assets and liabilities	(878,008)	(3,535,925)	(1,272,604)

	(3,822,980)	(2,964,066)	(4,136,951)

Financial charges paid	(2,852,682)	(2,448,391)	(2,502,884)
Income tax and social contribution paid—Company	(432,999)	(314,221)	(992,820)
Income tax and social contribution paid—third parties	(322,513)	(325,931)	(286,538)
Dividends received	23,263	65,006	83,087

	(3,584,931)	(3,023,537)	(3,699,155)

Cash flows from operating activities—continuing operations	3,652,787	7,035,312	3,909,534

Cash flows from operating activities—discontinued operations	1,877,782

Net cash generated by operating activities	5,530,569	7,035,312	3,909,534

(continued)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Oi S.A. and Subsidiaries

Consolidated Statements of Cash Flows

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

	2014	2013	2012
Cash flows from investing activities – continuing operations
Purchase of tangibles and intangibles	(5,370,351)	(5,976,488)	(5,329,827)
Due from related parties and debentures—disbursements			133,023
Proceeds from the sale of investments, tangibles and intangibles	4,453,611	4,127	716,475
Judicial deposits	(1,660,987)	(1,693,945)	(2,409,166)
Redemption of judicial deposits	722,836	958,529	747,696
Acquisition on non-controlling interests			(35,032)
Cash flow arising on the loss of control of subsidiaries		(50,732)
Acquisition of investment in PT Portugal on May 5, 2014	1,087,904
Cash and cash equivalents transferred to held-for-sale assets	(730,572)
Available-for-sale financial asset			(250,186)
Increase/(decrease) in permanent investments	8,091	(11,796)	(67,657)

Cash flows from investing activities—continuing operations	(1,489,468)	(6,770,305)	(6,494,674)

Cash flows from investing activities—discontinued operations	(2,813,437)

Net cash used in investing activities	(4,302,905)	(6,770,305)	(6,494,674)

Cash flows from financing activities—continuing operations
Borrowings net of costs	2,665,098	3,434,762	7,067,093
Repayment of principal of borrowings, financing, and derivatives	(5,053,939)	(3,567,958)	(4,980,381)
Licenses and concessions	(204,779)	(710,968)	(319,667)
Tax refinancing program	(870,215)	(174,455)	(153,227)
Capital increase	8,230,606
Payment of dividends and interest on capital	(5,172)	(1,280,162)	(2,405,419)
Issue premium and related costs	(403,375)
Bonus shares			(1,155,811)
Cash and cash equivalents acquired by merger			4,930,186
Share reimbursement			(2,008,325)

Cash flows from financing activities—continuing operations	4,358,224	(2,298,781)	974,449

Cash flows from financing activities—discontinued operations	(5,532,725)

Net cash used in / originated from financing activities	(1,174,501)	(2,298,781)	974,449

Foreign exchange differences on cash equivalents	(28,787)	50,443	14,346

Cash flows for the year	24,376	(1,983,331)	(1,596,345)

Cash and cash equivalents
Closing balance	2,449,206	2,424,830	4,408,161
Opening balance	2,424,830	4,408,161	6,004,506

Changes in the year	24,376	(1,983,331)	(1,596,345)

(i)	Includes: (1) inflation adjustment on provision for pension plans that are adjusted by estimated inflation rate based on actuarial assumptions (see note 24) and (2) inflation adjustment on licenses and concessions payable that are adjusted by Telecommunications Service Index (IST) plus 1% p.m. and General Price Index—Domestic Availability (IGP-DI) plus 1% p.m.;
(ii)	Adjusted for inflation by reference to the 4% p.y. compound DI rate variation;

Oi S.A. and Subsidiaries

Consolidated Statements of Cash Flows

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

(iii)	Adjusted for inflation in accordance with the specific indexes defined by the respective courts or legislation in force;
(iv)	Adjusted for inflation by Special System for Settlement and Custody Rate – Selic.

Additional disclosures relating to the statement of cash flows

Non-cash transactions

	2014	2013	2012
Acquisition of property, plant and equipment and intangible assets (incurring liabilities)	(122,072)	637,884	1,146,565
Offset of judicial deposits against provisions	405,329	495,259	378,693

Oi S.A. and Subsidiaries

Consolidated Statements of Value Added

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

	2014	2013	2012
Revenue
Sales of goods and services	45,357,481	45,252,584	39,900,634
Voluntary discounts and returns	(8,203,473)	(7,291,814)	(5,908,606)
Allowance for doubtful accounts	(649,463)	(922,779)	(502,509)
Other income	4,349,667	3,565,329	1,947,124

	40,854,212	40,603,320	35,436,643

Inputs purchased from third parties
Interconnection costs	(2,689,815)	(3,965,623)	(3,914,543)
Supplies and power	(1,032,922)	(892,830)	(858,143)
Cost of sales	(834,606)	(585,656)	(576,664)
Third-party services	(9,368,482)	(9,540,361)	(8,112,951)
Other	(933,314)	(906,911)	(980,320)

	(14,859,139)	(15,891,381)	(14,442,621)

Gross value added	25,995,073	24,711,939	20,994,022
Retentions
Depreciation and amortization	(4,535,418)	(4,278,477)	(3,220,589)
Provisions (includes inflation adjustment)	(1,012,590)	(903,054)	(632,649)
Loss for the year of discontinued operations	(4,414,539)		(143,612)
Other expenses	(486,772)	(378,737)
	(10,449,319)	(5,560,268)	(3,996,850)

Wealth created by the Company	15,545,754	19,151,671	16,997,172

Value added received as transfer
Share of profits of subsidiaries	(5,881)	(17,750)	(12,880)
Financial income	1,344,767	1,375,217	2,275,106

	1,338,886	1,357,467	2,262,226

Wealth for distribution	16,884,640	20,509,138	19,259,398

Wealth distributed
Personnel
Salaries and wages	(1,890,798)	(1,606,504)	(1,517,035)
Benefits	(435,655)	(404,991)	(310,046)
Severance Pay Fund (FGTS)	(135,915)	(142,216)	(113,749)
Other	(77,467)	(68,661)	(56,354)

	(2,539,835)	(2,222,372)	(1,997,184)

Taxes and fees
Federal	(2,677,587)	(2,235,938)	(2,096,625)
State	(7,083,455)	(7,951,660)	(7,385,323)
Municipal	(153,296)	(89,368)	(74,446)

	(9,914,338)	(10,276,966)	(9,556,394)

The accompanying notes are an integral part of these condensed consolidated financial statements.

Oi S.A. and Subsidiaries

Consolidated Statements of Value Added

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

(continued)

	2014	2013	2012
Lenders and lessors
Interest and other financial charges	(5,717,367)	(4,397,101)	(4,317,734)
Rents, leases and insurance	(3,119,521)	(2,119,684)	(1,603,159)

	(8,836,888)	(6,516,785)	(5,920,893)

Shareholders
Non-controlling interests	(1,290)		(37)
Dividends			(446,222)
Retained earnings (accumulated losses)	4,407,711	(1,493,015)	(1,338,668)

	4,406,421	(1,493,015)	(1,784,927)

Wealth distributed	(16,884,640)	(20,509,138)	(19,259,398)

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

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

The Company is headquartered in Brazil, in the city of Rio de Janeiro, at Rua do Lavradio, 71 – 2º floor.

The Company also holds: (i) through its wholly-owned subsidiary Telemar Norte Leste S.A. (“TMAR”) a concession to provide fixed telephone services in Region I and nationwide International Long-distance services; and (ii) through its indirect subsidiary Oi Móvel S.A. (“Oi Móvel”) a license to provide mobile telephony services in Region I, II and III.

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

The terms of the licensing agreements are disclosed in Note 15.

The Company is registered with the Brazilian Securities and Exchange Commission (“CVM”) and the U.S. Securities and Exchange Commission (“SEC”). Its shares are traded on the São Paulo Mercantile and Stock Exchange (“BM&FBOVESPA”) and its American Depositary Receipts (“ADRs”) are traded on the New York Stock Exchange (“NYSE”).

On November 18, 2014, the Company approved a 10 for 1 reverse share split of all Company common shares and preferred shares, consolidating 10 shares into a single common or preferred share, as applicable. The Company’s shares traded on the NYSE as ADSs were also subject to this reverse share slip, following the same reverse share slip ratio used in Brazil, so these ADSs will continue to be traded at the ratio of one ADS per each share.

In May 2014, in accordance with the business combination plan between the Company and Portugal Telecom, SGPS, S.A. (“PT SGPS” or “PT”), the Company’s capital increase was approved through the payment by Portugal Telecom of all the shares of PT Portugal SGPS, S.A. (“PT Portugal”).

PT Portugal and its subsidiaries operate basically in the telecommunications and multimedia industries, in Portugal and in other countries in Africa and in Asia.

The accompanying notes are an integral part of these condensed consolidated financial statements.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

In Portugal, fixed-line telephony services are provided by MEO – Serviços de Comunicações e Multimédia (“MEO”), previously called PT Comunicações, S.A., which also provides pay TV services, through the IPTV, FTTH and DTH platforms, Internet services to residential customers and small and medium-sized entities, data transmission and Internet services to large customers, and mobile telephony services using the platforms Global System for Mobile Communications (“GSM”), UMTS— “Universal Mobile Telecommunications System” and LTE – “Long Term Evolution”.

In Africa, the Group provides fixed and mobile telecommunications services indirectly through Africatel Holding BV (“Africatel”). The Group provides services in Namibia, Mozambique, Cape Verde, and São Tomé, among other countries, especially through its subsidiaries Mobile Telecommunications Limited (“MTC”), LTM – Listas Telefónicas de Moçambique (“LTM”), Cabo Verde Telecom, and CST – Companhia Santomense de Telecomunicações, SARL (“CST”). Additionally, the Group holds a 25% stake in Unitel, which provides telecommunications services in Angola.

In Asia, the Group provides fixed and mobile telecommunications services basically through its subsidiary Timor Telecom.

As referred to in Note 28, the Company’s shareholders approved the general terms and conditions for the sale of all PT Portugal shares to Altice Portugal S.A. (“Altice PT”), a wholly-owned subsidiary of Altice S.A., (“Altice”), basically involving the operations conducted by PT Portugal in Portugal and in Hungary.

The actual sale of PT Portugal shares is still subject to the completion of the corporate reorganization actions in order to mark out the businesses that will be sold and obtain the required competitive authorizations, according to the applicable law.

The Company’s financial statements were analyzed and approved by the Board of Directors, and authorized for issuance at the meeting held on March 25, 2015.

Company’s capital increase through the payment by PT of all PT Portugal shares

In accordance with the Definitive Agreements executed on February 19, 2014, the Company’s Board of Directors decided at the meetings held on April 28 and 30, 2014, to increase capital by R$13,217,865 though the issue of 2,142,279,524 common shares for public subscription, including 396,589,982 common shares in the form of American Depositary Shares (“ADSs”), and 4,284,559,049 preferred shares, including 828,881,795 preferred shares in the form of ADSs.

On May 5, 2014, Banco BTG Pactual S.A., as Public Offering Stabilizing Underwriter, exercised, under Article 24 of CVM Instruction 400, part of the distribution option for 120,265,046 Oi common shares and 240,530,092 Oi preferred shares (“Overallotment Shares”), amounting to R$742,035. As a result, on said date the Company capital increased to R$21,431,109.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

The shares were issued at the price of R$2.17 per common share and R$2.00 per preferred share. The common shares in the form of ADSs (“ADSs ON”, each representing one common share) were issued at the price of US$0.970 per ADS ON, and the preferred shares in the form of ADSs (“ADSs PN”, each representing one preferred share) were issued at the price of US$0.894 per ADS PN.

Finally, the issued shares were paid in (i) by Portugal Telecom in assets, through the assignment to the Company of all PT Portugal shares, which holds all the (i.a) operating assets of Portugal Telecom, except its direct or indirect interests in the Company and in Contax Participações S.A., and (i.b) liabilities of Portugal Telecom at the assignment date, as determined in the Valuation Report prepared by Banco Santander (Brasil) S.A. (“PT Assets”), approved at the Company’s Shareholders’ Meeting held on March 27, 2014; and (ii) in cash, on the subscription date, in local legal tender. Accordingly, the Company’s capital increase totaled the gross amount of R$13.96 billion, including PT’s assets valued at R$5.71 billion.

Acquisition of PT Portugal assets and liabilities

The acquisition of PT Portugal assets and liabilities has been recognized using the acquisition method, as prescribed by CPC 15 (R1), based on the fair value of the identifiable assets acquired and liabilities assumed. The net assets acquired on the transaction date are broken down as follows:

	(In millions of Brazilian reais—R$)
	Carrying amount	Fair value adjustments (i)	Fair value at May 5, 2014 (revised)
Assets
Cash and cash equivalents	1,088		1,088
Cash investments	2,870	(2,763)	107
Accounts receivable	2,371		2,371
Inventories	285		285
Current recoverable taxes	266		266
Prepaid expenses	214		214
Available-for-sale financial asset (ii)	4,089		4,089
Intangible assets	2,346	3,147	5,493
Property, plant and equipment	10,432	608	11,040
Deferred taxes recoverable	556		556
Assets related to pension plans	6		6
Other assets (iii)	2,021	2,763	4,784

Total assets acquired	26,544	3,755	30,299

Liabilities
Borrowings and financing—current	6,209		6,209
Borrowings and financing—non-current	19,026		19,026
Trade payables	1,795		1,795
Current taxes payable	229		229
Provisions	142		142
Provisions for pension plans	2,688		2,688
Deferred taxes recoverable	258	1,012	1,270
Other payables	1,756		1,756

Total liabilities assumed	32,103	1,012	33,115

Total assets acquired and liabilities assumed	(5,559)	2,743	(2,816)

(i)	The nature of the adjustments to market value is detailed below.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

(ii)	Corresponds to the fair value of the investment in Unitel, based on a report prepared by Banco Santander on the valuation of PT’s operating assets and used as basis for the valuation of the capital increase. Note that as at December 31, 2014 this investment is classified as a held-for-sale asset (Note 28).
(iii)	This line item includes R$2,763 million (€897 million) corresponding to the rights to compensation receivables. The Company revised the recognition and the measurement of the identifiable assets and liabilities at the date of acquisition on May 5, 2014. Based on the additional material information resulting from the non-settlement of the commercial papers by Rio Forte Investments, S.A., as described in further detail in Note 28, Other Information, and based on the exception rules on the recognition and measurement of a business combination (paragraph 27 of CPC 15), the Company recognized on the same date the write-off of all these papers totaling R$2,763 million and the recognition in line item Other assets of a right to compensation receivable from the underwriting shareholder, measured on the same bases as the Rio Forte commercial papers. Management, based on the opinion of its legal counsel, believes that there is no need to recognize an allowance for doubtful accounts as at December 31, 2014.

The nature of the adjustments to market value made in the context of the allocation of the fair values of identifiable assets and liabilities is as follows:

	(In millions of Brazilian reais—R$)
	Carrying amount	Fair value adjustments	Fair value
List of residential segment customers (i)	40	738	778
List of personal mobile segment customers (i)	94	1,642	1,736
List of corporate segment customers (i)	37	665	701
Mobile licenses of the operations in Portugal (ii)	1,037	103	1,140
Market value adjustments to intangible assets	1,208	3,147	4,355
Property, plant and equipment of operations in Portugal (iii)		608
Market value adjustments before taxes		3,755
Taxation		(1,012)

Total market value adjustments, net of taxes		2,743

(i)	The fair values of the customer lists have been determined under the Revenue Approach, more specifically, the Surplus Profit Method. Under the Revenue Approach, fair value is determined based on the cash flows (discounted) that an asset should generate during its remaining useful life. The Surplus Profit Method is a variation of the Revenue Approach that considers the use of other assets to generate the projected cash flows of a specific asset to isolate the economic benefit generated by an intangible asset. These assets’ contribution is estimated based on the capital cost of the different contributive assets. In calculating the customer-related fair value, in addition to the future cash flows, the ARPU estimates and the customer churning rates have also been taken into account. These intangible assets will be amortized over the estimated customer retention, which varied from 7 to 13 years, depending on the customer segment.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

(ii)	The fair value of the mobile operations licenses in Portugal has been determined based on the Market Approach, using the analysis of different band auctions comparable to the radiofrequency auctions in which PT participated, in terms of (a) bandwidth, (b) geography (Western Europe), and (c) valuation date. The fair value was calculated as the average price per MHz of the selected auctions. These licenses are being amortized through their termination dates.
(iii)	The fair value of property, plant and equipment was determined based on a Cost Approach, using the Replacement Cost Method. The New Replacement Cost was estimated by using cost indices, per year, which were applied to the historic costs of the property, plant and equipment items. Subsequently, depletion, obsolescence, and other forms of amortization that affect the assets, taking into consideration useful life estimates and the residual value of several asset classes.

The table below shows the total acquisition price, and the goodwill arising on the acquisition of PT Portugal’s assets and liabilities:

(In millions of Brazilian reais—R$)
Capital instruments issued	5,710
Fair value of the stake previously held by the Company in PT	571
Non-controlling interests	1,478
Less: Fair value of assets acquired and liabilities assumed	(2,816)
Goodwill determined on May 5, 2014	10,575

In business combinations it is common to exist a portion of the acquisition price that is not possible to attribute in accounting terms to the fair value of assets acquired and liabilities assumed, which are therefore recognized as goodwill. In the case of the acquisition of PT Portugal, goodwill is related to several components that cannot be individually reliably quantified and separated from each other, including skilled labor, technologic capacities, and established market reputation.

The change in goodwill as compared to the balance at December 31, 2014 arises from the foreign exchange differences determined from the acquisition date through the end of the reporting period, which are recognized directly as other comprehensive income.

As at December 31, 2014 the acquisition price allocation process has been completed.

Due to the signature of the sale agreement of PT Portugal operations and the offer for sale of the operations in Africa, the assets and liabilities related to these operations were classified in the balance sheet as available-for-sale assets and liabilities. Additionally, in the case of PT Portugal the corresponding revenue and expenses are presented in the income statement as discontinued operations (Note 28).

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

Merger of the activities of Oi S.A. and PT

On October 2, 2013 Oi published a Material Fact Notice informing that Oi, Portugal Telecom, SGPS S.A. (“PT SGPS” or “PT”), AG Telecom Participações S.A. (“AG”), LF Tel. S.A. (“LF”), PASA Participações S.A. (“PASA”), EDSP75 Participações S.A. (“EDSP75”), Bratel Brasil S.A. (“Bratel Brasil”), Avistar, SGPS, S.A. (“BES”), and Nivalis Holding B.V. (“OnGoing”) entered into a memorandum of understanding that lays down the bases and the principles that would govern the negotiations for a potential transaction involving PT, Oi, and some of their controlling shareholders to incorporate a company (“CorpCo”) that would gather the shareholders of Oi, PT, and Telemar Participações S.A. (“TelPart”) and combine the activities businesses undertaken by Oi in Brazil and PT in Portugal, Africa, and Asia aimed at consolidating the industrial alliance between Oi and PT (“Transaction”).

On February 19, 2014, following the memorandum entered into on October 1, 2013, Oi and PT signed the definitive contractual agreements that describe the stages necessary to implement the Transaction (“Definitive Agreements”). These Definitive Agreements establish that TelPart would be the company that would gather the shareholders of Oi and PT, and provide for the different stages of the Transaction, including the following:

(a) Increase of Oi’s capital through a public offering of Oi shares, approved at the Board of Directors’ meetings held on April 28, 2014, April 30, 2014, and May 5, 2014;

(b) Capitalization of AG, LF and TelPart with the funds required to repay their debts, completed in May 2014;

(c) A corporate reorganization involving the companies PASA, AG, EDSP75, LF, Bratel Brasil, and TelPart to streamline their corporate structure. After this step, TelPart will become the holder of Oi shares only and will not have any debt or have sufficient cash or cash equivalents to repay its debt;

(d) Listing of TelPart on the Novo Mercado segment of the BM&FBOVESPA and termination of AG’s, LF’s and TelPart’s shareholders’ agreements; and

(e) Merger of Oi shares into TelPart, causing Oi to become a wholly-owned subsidiary of TelPart.

Each Oi common share will be exchanged for a CorpCo share and each Oi preferred share will be exchanged for 0.9211 CorpCo shares. The exchange ratios have been determined based on the quotations of Oi common shares and preferred shares over the 30-day period prior to the publication of the Material Fact Notice that disclosed the transaction and the direct or indirect stakes held by the companies involved in the transaction in Oi, under the premise that such companies will not have any liabilities or assets or will have sufficient cash or cash equivalents to fully settle their debts.

Initially the Definitive Agreements also provided for the merger of PT with and into TelPart, and a result of this merger PT’s shareholders would receive a number of TelPart shares equivalent to the number of TelPart shares held by PT, immediately before the merger.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

Due to the negotiations between Oi and PT related to the short-term investments made by PT in Rio Forte Investments S.A. (“Rio Forte”) securities, as described in further detail in Note 28, Other Information, the merger of PT with and into CorpCo will no longer be implemented as part of the Transaction, without prejudice to PT potentially adopting an alternative structure to reach the same purpose of combining the share bases of Oi and PT.

After the transaction is completed, TelPart shares will be listed for trading on the Novo Mercado segment of the BM&FBOVESPA and on the NYSE Euronext Lisbon and the NYSE.

On January 14, 2014, the Transaction’s approval by the Brazilian Antitrust Agency (Conselho Administrativo de Defesa Econômica, or CADE) was published on the Federal Official Gazette and on January 29, 2014 was the deadline for third parties to file any appeals against this agency’s decision or file a proceeding with the CADE Court. No appeals or proceedings against the decision were filed. Accordingly, CADE’s decision, published on January 14, 2014, was confirmed in all other respects.

Risks Relating to Our African and Asian Operations

We may be unable to dispose of our interest in Africatel for a consideration that exceeds its carrying value in our financial statements or at all. Any impairment of the fair market value of at which we record our indirect investment in Unitel in our financial statements would have a material adverse effect on our financial condition and results of operations.

On September 17, 2014, our board of directors authorized our management to take the necessary measures to market our shares in Africatel, representing 75% of the share capital of Africatel. As a result, as of December 31, 2014, we have recorded our interest in Africatel as discontinued operations. We have engaged a financial advisor to assist us with marketing and selling our interest in Africatel.

As of December 31, 2014, we recorded in our consolidated financial statements as assets held for sale R$7,643 million relating to our interest in Africatel, including R$1,261 of accrued dividends owed to our company by Unitel and R$4,164 representing the fair market value of Africatel’s 25% interest in Unitel at the time of the Oi capital increase, and recorded as liabilities directly associated with assets held for sale of R$851 million relating to our interest in Africatel.

We may not be able to sell our interest in Africatel for consideration that exceeds the book value of our interest in Africatel, or at all. The book value of our indirect investment in Unitel is subjected to testing for impairment when events or changes in circumstances indicate that the value of our indirect investment in Unitel may be lower than the fair market value at which we carry this investment. Any impairment of our indirect investment in Unitel may result in a material adverse effect on our financial condition and operating results.

We cannot assure you as to when PT Ventures will realize the accounts receivable recorded with respect to the declared and unpaid dividends owed to PT Ventures by Unitel or when PT Ventures will receive dividends that may have been declared with respect to 2013 or may be declared with respect to succeeding fiscal years.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

Since November 2012, PT Ventures has not received any payments for outstanding amounts owed to it by Unitel with respect to dividends declared by Unitel for the fiscal years ended December 31, 2012, 2011 and 2010. Based on the dividends declared by Unitel for those fiscal years, PT Ventures is entitled to receive the total amounts of US$190.0 million (R$504 million) with respect to fiscal year 2012, US$190.0 million (R$504 million ) with respect to fiscal year 2011, and US$157.5 million (R$418 million ) with respect to fiscal year 2010. As of the date of this annual report, PT Ventures has only received US$63.7 million (R$169 million ) of its share of the dividends declared by Unitel with respect to fiscal year 2010, and has not received any amount in respect of dividends declared by Unitel with respect to fiscal years 2011 and 2012.

At a general meeting of Unitel held on November 4, 2013, the other shareholders discussed the financial statements as well as the payment of dividends with respect to the fiscal year of 2013. PT Ventures was unable to attend that meeting because the financial statements and the other relevant information about the meeting were not included in the prior notice for the meeting, nor were they made available to PT Ventures, despite the fact that PT Ventures requested those materials on several occasions. In addition, PT Ventures has not received the minutes of the meeting nor has it been informed about the decisions taken, in spite of PT Ventures’ several requests.

As of the date of this annual report, Unitel has not declared dividends with respect to the fiscal year ended December 31, 2014.

On March 25, 2014, Unitel issued a statement claiming that PT Ventures is not listed on the shareholders’ register of Unitel, and that the board of directors of Unitel had notified PT SGPS about the existence of an irregularity, which purportedly resulted in Unitel being unable to distribute dividends to PT Ventures until the resolution of this irregularity. In June 2014, PT Ventures (formerly known as Portugal Telecom Internacional, SGPS, S.A.) resolved the alleged irregularity with the Angolan Foreign Investment Institute. On June 3, 2014, PT Ventures was issued a Foreign Investment Certificate endorsing its current name.

On several occasions, PT Ventures has requested an explanation from Unitel about its failure to pay to PT Ventures its share of the declared dividends. As of the date of this annual report, PT Ventures has not received a satisfactory explanation regarding this failure to pay, nor has PT Ventures received reliable indications as to the expected timing of the payment of the accrued dividends. We cannot assure you as to the timing of the payment of the accrued dividends to our company or whether we will be able to receive dividends that may be declared by Unitel in the future. Our inability to receive these dividends could have a material adverse impact on the fair value of our investment in Unitel, our financial position and our results of operations.

The other shareholders of Unitel have indicated to PT Ventures that they believe that PT SGPS’ sale of a minority interest in Africatel did not comply with the Unitel shareholders’ agreement.

The Unitel shareholders’ agreement provides a right of first refusal to the other shareholders of Unitel if any shareholder desires to transfer any or all of its shares of Unitel, other than transfers to certain affiliated companies. This agreement also provides that if any shareholder breaches a material obligation under the Unitel shareholders’ agreement, the other shareholders will have a right to purchase the breaching shareholder’s stake in Unitel at its net asset value.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

The other shareholders of Unitel have asserted to PT Ventures that they believe that PT SGPS’ sale of a minority interest in Africatel to Samba Luxco during 2007 was in breach of the Unitel shareholders’ agreement. PT Ventures disputes this interpretation of the relevant provisions of the Unitel shareholders’ agreement, and we believe that the relevant provisions of the Unitel shareholders’ agreement apply only to a transfer of Unitel shares by PT Ventures itself.

As of the date of this report, we have not been notified of any proceedings initiated with respect to PT SGPS’ sale of a minority interest in Africatel to Samba Luxco. If the other shareholders of Unitel were to assert that this sale was in breach of the Unitel shareholders’ agreement, and if a binding decision by an appropriate forum to this effect were to be rendered in favor of those shareholders, PT Ventures could be required to sell its interest in Unitel for a value significantly lower than the amount that we record in our financial statements with respect to our indirect investment in Unitel. The sale of PT Ventures’ interest in Unitel in these circumstances could have a material adverse impact on our financial condition and results of operations.

The other shareholders of Unitel may claim that, as a result of PT SGPS’ failure to offer its indirect interest in Unitel to such shareholders prior to our acquisition of PT Portugal, these shareholders have the right to acquire the shares of Unitel held by PT Ventures at their net asset value.

On March 25, 2014, Unitel issued a public statement in which Unitel implied that its shareholders had a right of first refusal related to PT SGPS’ then-pending sale of its indirect interest in Unitel to our company. Subsequently, the other shareholders of Unitel delivered a notice to PT SGPS in which they claimed that our indirect acquisition of PT Ventures’ interest in Unitel as part of the Oi capital increase would trigger this right. We believe that the relevant provisions of the Unitel shareholders’ agreement would apply only to a transfer of Unitel shares by PT Ventures itself.

As of the date of this annual report, we have not been notified of any proceedings initiated with respect to PT SGPS’s failure to offer its indirect interest in Unitel to the other shareholders of Unitel prior to our acquisition of PT Portugal. If the other shareholders of Unitel were to claim that PT SGPS’ failure to offer its indirect interest in Unitel to those shareholders resulted in a breach of the Unitel shareholders’ agreement, and if a binding decision by an appropriate forum to this effect were to be rendered in favor of those shareholders, PT Ventures could be required to sell for its interest in Unitel for its net asset value, which is significantly lower than the amount that we record in our financial statements with respect to our indirect investment in Unitel. The sale of PT Ventures’ interest in Unitel in these circumstances would have a material adverse impact on our financial condition and results of operations.

The other shareholders of Unitel have prevented PT Ventures from exercising its rights to appoint the chief executive officer and a majority of the board of directors of Unitel.

Under the Unitel shareholders’ agreement, PT Ventures is entitled to appoint three of the five members of Unitel’s board of directors and its chief executive officer. Under the Unitel shareholders’ agreement, the appointment of the chief executive officer of Unitel is subject to the approval of the holders of 75% of Unitel’s shares. However, the other shareholders of Unitel have failed to vote to elect the directors nominated by PT Ventures at Unitel’s shareholders’ meetings, and as a result, PT Ventures’ representation on Unitel’s board of directors was reduced to a single director in June 2006, and the chief executive officer of Unitel has not been PT Ventures’ appointee since June 2006.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

On July 22, 2014, the only member of Unitel’s board of directors that had been appointed by PT Ventures resigned from his position, and the other shareholders of Unitel have not permitted PT Ventures to appoint a replacement. In November 2014, the other shareholders of Unitel notified PT Ventures that its rights as a shareholder of Unitel had been purportedly suspended in October 2012, although these other shareholders have not indicated any legal basis for this alleged suspension. At a general shareholders meeting on Unitel held on December 15, 2014, an election of members of the board of directors of Unitel was held. At this meeting, Unitel’s other shareholders claimed that PT Ventures was not entitled to vote as a result of the alleged suspension of its rights as a shareholder of Unitel in October 2012, and they refused to elect the member nominated by PT Ventures to Unitel’s board of directors.

PT Ventures has filed a suit in Angolan court to annul the results of the election of members of the Unitel board of directors on December 15, 2014. As of the date of this annual report, no nominee of PT Ventures serves on the Unitel board of directors.

Unitel has granted loans to a related party and entered into a management contract with a third-party without the approval of PT Ventures.

Under the Unitel shareholders’ agreement, the shareholders of Unitel and their affiliates are not permitted to enter into any contracts with Unitel unless the contracts are approved by a resolution of Unitel’s board of directors adopted by at least four members of its board of directors. As a result of the inability of PT Ventures to appoint members of the Unitel board of directors, PT Ventures is unable to effectively exercise its implied veto right over related party transactions of Unitel.

Between May and October 2012, Unitel made disbursements to Unitel International Holdings B.V. of €178.9 million (R$576 million) and US$35.0 million (R$93 million) under a “Facility Agreement” entered into between Unitel and Unitel International Holdings B.V. , or Unitel Holdings, an entity that competes with Africatel in Cabo Verde and in São Tomé and Principe. Unitel Holdings is controlled by Mrs. Isabel dos Santos, an indirect shareholder of Unitel, and according to public information disclosed by NOS, one of the indirect controlling shareholders of ZOPT, SGPS, S.A. (which holds a majority of the voting and total share capital of NOS). PT Ventures’ representative on the Unitel board of directors voted against these transactions at the time of their proposed execution by Unitel, and PT Ventures abstained when the consolidated financial statements of Unitel that included these transactions were approved by the other Unitel shareholders at a shareholders meeting.

Unitel has made additional loans to related parties during 2013. We have been unable to obtain information with respect to the existence of similar transactions during 2014.

Any failure by Unitel Holdings to make timely payment under this Facility Agreement could have a material adverse effect on the financial condition and results of operations of Unitel and therefore the value of our investment in Unitel.

In addition, Unitel has recorded a management fee of US$155.7 million payable to a third-party in its unaudited stand-alone financial statements for the year ended December 31, 2013 prepared under Angolan GAAP. This management fee was not presented to the board of directors or shareholders’ meeting of Unitel for approval and was not approved by PT Ventures. The payment of this management fee by Unitel could have a material adverse effect on the financial condition

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

and results of operations of Unitel and therefore the value of our indirect investment in Unitel.

We cannot assure you that we will be able to prevent Unitel from taking actions that should require the approval of the members of the Unitel board of directors nominated by PT Ventures, including approving related party transactions with the other shareholders of Unitel that we believe are detrimental to the financial condition and results of operations of Unitel. The use of the resources of Unitel in this manner could have a material adverse impact on the financial position and results of operations of Unitel and therefore the value of our investment in Unitel.

The other shareholders of Unitel have attempted to dilute our indirect ownership of Unitel through a capital increase in which we could be technically unable to participate, and have called meetings at which they have indicated the desire to unilaterally amend the bylaws of Unitel and the Unitel shareholders’ agreement.

At a general shareholders meeting of Unitel held on December 15, 2014, the other shareholders of Unitel voted to increase Unitel’s share capital and alter the nominal value of its shares. Although PT Ventures requested the proposal and other relevant information in respect with this and other items in the agenda of the meeting on several occacions, PT Ventures has never been provided with such documents and information. The details of this capital increase are obscure as they were not included in the prior notice for this meeting nor were they discussed in detail during this meeting. Additional details of this capital increase have been included in draft minutes of this meeting provided to PT Ventures and it appears that, although PT Ventures has determined to subscribe to its pro rata share of this capital increase to avoid dilution of its interest in Unitel, payment of the subscription price will be due on an accelerated timetable that would not permit PT Ventures to obtain the necessary foreign exchange approvals prior to the date on which payment would be due. PT Ventures has filed a suit in Angolan court to annul the approval of the Unitel capital increase at this shareholders meeting.

The agenda of this general shareholders meeting of Unitel included amendments to Unitel’s by-laws and the purported amendments to Unitel shareholders’ agreement, in addition to other matters that may have been raised at the shareholders’ meeting itself, which included investments by Unitel in Zimbabwe and a study in order to implement a corporate reorganization of Unitel. PT Ventures has not been provided of the details of the proposed bylaw amendments nor of any purported amendments to the Unitel shareholders’ agreement, despite its several requests before, during and after the meeting held on December 15, 2014. The meeting was suspended without any action taken on these items and is expected to be reconvened on April 9, 2015. PT Ventures has filed a suit in Angolan court to annul the approval of investments by Unitel in Zimbabwe and a study in order to implement a corporate reorganization of Unitel.

We cannot assess the impact to Unitel or our company of the matters considered at the December 15, 2014 general shareholders meeting of Unitel or the proposed amendments to Unitel’s by-laws and purported amendments to the Unitel shareholders’ agreement as we have not been provided with sufficient details to appropriately analyze these matters. In addition, we note that there appears to be no legal authority for the other shareholders of Unitel to amend the Unitel shareholders’ agreement through actions taken at a meeting of shareholders, as this agreement is an agreement among the parties thereto. Should the other shareholders approve actions detrimental to Unitel or our investment in Unitel, these actions could have a material adverse impact on the

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

financial position and results of operations of Unitel and therefore the value of our investment in Unitel.

Unitel’s concession to operate in Angola has expired and has not yet been renewed.

Unitel’s concession to provide mobile telecommunications services in Angola expired in April 2012. We cannot provide you with any assurances regarding the terms under which the Angolan National Institute of Telecommunications (Instituto Angolano das Comunicações), or INACOM, would grant a renewal of this concession, if at all. A failure of Unitel to obtain a renewal of this concession could have a material adverse effect on the ability of Unitel to continue to provide mobile telecommunications services in Angola, which would have a material adverse effect on Unitel’s financial position and results of operations and the value of our investment in Unitel.

Adverse political, economic and legal conditions in the African and Asian countries in which we have acquired investments may hinder our ability to receive dividends from our African and Asian subsidiaries and investments.

The governments of many of the African and Asian countries in which we have investments have historically exercised, and continue to exercise, significant influence over their respective economies and legal systems. Countries in which we have investments may enact legal or regulatory measures that restrict the ability of our subsidiaries and investees to make dividend payments to us. Similarly, adverse political or economic conditions in these countries may hinder our ability to receive dividends from our subsidiaries and investees. Historically, PT SGPS has received dividends from the African and Asian subsidiaries and investees that we have acquired, however, a limitation on our ability to receive a material portion of those dividends could adversely affect our cash flows and liquidity.

In addition, our investments in these regions are exposed to political and economic risks that include, but are not limited to, exchange rate and interest rate fluctuations, inflation and restrictive economic policies and regulatory risks that include, but are not limited to, the process for the renewal of licenses and the evolution of regulated retail and wholesale tariffs. In addition, our ventures in African and Asian markets face risks associated with increasing competition, including due to the entrance of new competitors and the rapid development of new technologies.

The development of partnerships in these markets raises risks related to the ability of the partners to jointly operate the assets. Any inability of our company and our partners to operate these assets may have a negative impact on our strategy and all of these risks may have material effects on our results of operations.

Our acquisition of PT Portugal may have triggered claims of our other joint venture partners or may otherwise lead to an unwinding of those joint ventures.

Some of the agreements governing our joint ventures in Africa and Asia, other than Unitel, contain provisions that may confer certain rights, including call and put rights, on our joint venture parties in the event of a change of control or merger of PT SGPS. If these rights are triggered, we could be forced to exit one or more profitable joint ventures and sell our shares to our joint venture partners at a price significantly lower than the fair market value of our interests in those joint ventures. Alternatively, we could be required to use cash to purchase the joint venture interests of our

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

partners in one or more joint ventures. Any such event could have a material adverse effect on our investment strategy for Africa and Asia, our growth prospects and/or our liquidity and cash flow.

Even if no contractual provision is triggered by any step in the business combination, our relationship with these joint venture partners could change or worsen as a result of the business combination for political, commercial or other reasons. We do not own a controlling stake in most of these joint ventures, and any challenges that arise with our joint venture partners as a result of the business combination or otherwise could lead to costly and time-consuming negotiations, arbitration or litigation or potentially to the unwinding of our investment in those ventures at a price significantly lower that the fair market value of our investment.

We are a party to joint ventures and partnerships that may not be successful and may expose our company to future costs.

We are a partner in joint ventures and partnerships in Africa and Asia. Our partnering arrangements may fail to perform as expected for various reasons, including an incorrect assessment of our needs or the capabilities or financial stability of our strategic partners. Our share of any losses from or commitments to contribute additional capital to such partnerships may also adversely affect our results of operations or financial position.

Our ability to work with these partners or develop new products and solutions may become constrained, which could harm our competitive position in the markets served by these joint ventures and partnerships. We may have disputes with our partners in these joint ventures, and we may have difficulty agreeing with our partners on actions that we believe would be beneficial to those joint ventures and partnerships. In addition, the joint ventures and partnerships in African and Asian countries are typically governed by the laws of those countries, and our partners are often established participants in those markets and may have greater influence in those economies than we will. To the extent we experience difficulties with our joint venture partners, we may encounter difficulties in protecting our investments in those countries.

Any of these factors could cause these joint ventures and partnerships not to be profitable and could cause us to lose all or part of the value of our investments in those ventures.

The minority shareholder of Africatel has asserted that our acquisition of PT Portugal triggered its right to require us to purchase its shares of Africatel under the Africatel shareholders’ agreement. If we are required to purchase this interest in Africatel, it will divert resources that could otherwise be deployed to reduce indebtedness or make investments under our business plan. If any such purchase is funded through our incurrence of additional debt, there would be a material adverse effect on our consolidated leverage.

We indirectly own 75% of the share capital of Africatel. Samba Luxco S.à.r.l., an affiliate of Helios Investors LLP, or Samba Luxco, owns the remaining 25%. Africatel holds all of our interests in telecommunications companies in sub-Saharan Africa, including our interests in Unitel, Cabo Verde Telecom, S.A. in Cape Verde, Mobile Telecommunications Limited in Namibia, and CST Companhia Santomense de Telecomunicações S.A.R.L. in São Tomé and Príncipe, among others. PT SGPS, our subsidiaries Africatel GmbH & Co. KG, or Africatel GmbH, and PT Ventures, and Samba Luxco are parties to a shareholders’ agreement, which we refer to as the

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

Africatel shareholders’ agreement.

On September 16, 2014, our subsidiary, Africatel GmbH, which directly holds our interest in Africatel, received a letter from Samba Luxco in which Samba Luxco claimed that Oi’s acquisition of PT Portugal was deemed a change of control of PT SGPS under the Africatel shareholders agreement, and that this change of control entitled Samba Luxco to exercise a put right under the Africatel shareholders’ agreement at the fair market equity value of Samba Luxco’s Africatel shares. In the letter, Samba Luxco purported to exercise the alleged put right and thereby require Africatel GmbH to acquire its shares in Africatel.

On September 26, 2014, Africatel GmbH responded to Samba Luxco stating that there had not been any action or event that would trigger the right to exercise the put option under the Africatel’s shareholders’ agreement and that Africatel GmbH intended to challenge Samba Luxco’s purported exercise of the put option. On the same date, we issued a Material Fact disclosing Samba Luxco’s purported exercise of the put option, our understanding that the exercise of the put option is not applicable, and that our board of directors had authorized our management to take the necessary actions to sell our interest in Africatel.

On November 12, 2014, the International Court of Arbitration of the International Chamber of Commerce notified Africatel GmbH that Samba Luxco had commenced arbitral proceedings against Africatel GmbH to enforce its purported put right or, in the alternative, certain ancillary rights and claims. Africatel GmbH presented its answer to Samba Luxco’s request for arbitration on December 15, 2014. The arbitral tribunal was constituted on March 12, 2015. We intend to vigorously defend Africatel GmbH in these proceedings.

If we were to acquire the interest of Samba Luxco in Africatel as a result of the exercise of Samba Luxco’s purported put right under the Africatel shareholders’ agreement, our acquisition of this interest would reduce the resources that would be available to us to reduce our outstanding indebtedness or pursue other investment opportunities. If any such purchase were to be funded through our incurrence of additional debt, the consolidated leverage of our company could increase materially, which could have a material adverse effect on our financial condition and results of operations.

Merger of TNL PCS S.A. (“TNL PCS”) with and into Oi Móvel

In February 2014 TNL PCS (mobile telephony operator in Regions I and III) was merged with and into Oi Móvel (mobile telephony operator in Region II). As a result of the merger, Oi Móvel became the Company’s sole operator to provide mobile telephony services in Brazil.

The merger was undertaken at historical carrying amounts of the involved entities as it consisted of a transaction between entities under common control.

The table below shows the equity interests held in the capital of the Company’s subsidiaries:

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

Companies related to the continuing operations

Company	Business	Home country	Direct 2014	Indirect 2014	Direct 2013	Indirect 2013
Oi Móvel S.A.	Mobile telephony – Region II	Brazil		100%		100%
Brasil Telecom Comunicação Multimídia Ltda. (“BrT Multimídia”)	Data traffic	Brazil		100%		100%
BrT Card Serviços Financeiros Ltda. (“BrT Card”)	Financial services	Brazil		100%		100%
Brasil Telecom Call Center S.A. (“BrT Call Center”)	Call center and telemarketing services	Brazil		100%		100%
BrT Serviços de Internet S.A. (“BrTI”)	Holding company	Brazil		100%		100%
Oi Internet S.A (“Oi Internet”)	Internet	Brazil		100%		100%
Oi Paraguay Multimedia Comunicaciones SRL	Data traffic	Paraguay		100%		100%
Rio Alto Gestão de Créditos e Participações S.A. (“Rio Alto”)	Receivables portfolio management and interests in other entities	Brazil	50%		50%
Copart 5 Participações S.A. (“Copart 5”)	Property investments	Brazil		100%		100%
Telemar Norte Leste S.A.	Fixed-line telephony – Region I	Brazil	100%		100%
TNL PCS S.A. (i)	Mobile Telephony – Regions I and III	Brazil				100%
Paggo Empreendimentos S.A.	Payment and credit systems	Brazil		100%		100%
Paggo Acquirer Gestão de Meios de Pagamentos Ltda.	Payment and credit systems	Brazil		100%		100%
Paggo Administradora de Crédito Ltda. (“Paggo Administradora”)	Payment and credit systems	Brazil		100%		100%
Oi Serviços Financeiros S.A. (“Oi Serviços Financeiros”)	Financial services	Brazil	99.87%	0.13%	99.87%	0.13%
Copart 4 Participações S.A. (“Copart 4”)	Property investments	Brazil		100%		100%
Telemar Internet Ltda. (“Telemar Internet”)	Internet	Brazil		100%		100%
Dommo Empreendimentos Imobiliários S.A.	Purchase and sale of real estate	Brazil		100%		100%
SEREDE – Serviços de Rede S.A.	Network services	Brazil	0.01%	99.99%	0.01%	99.99%
Pointer Networks S.A. (“Pointer”)	Wi-Fi internet	Brazil		100%		100%
VEX Wifi Tec España S.L	Wi-Fi internet	Spain		100%		100%
VEX Venezuela C.A	Wi-Fi internet	Venezuela		100%		100%
VEX Wifi S.A.	Wi-Fi internet	Uruguay		100%		100%
VEX Ukraine LLC	Wi-Fi internet	Ukraine		90%		90%
VEX USA Inc.	Wi-Fi internet	United States of America		100%		100%
VEX Bolivia SRL	Wi-Fi internet	Bolivia				100%
Pointer Networks S.A. – SUC Argentina	Wi-Fi internet	Argentina		100%		100%
VEX Wifi Canadá Ltd.	Wi-Fi internet	Canada		100%		100%
VEX Chile Networks Serv Tec Ltda.	Wi-Fi internet	Chile				100%
VEX Colombia Ltda.	Wi-Fi internet	Colombia		100%		100%
VEX Paraguay S.A.	Wi-Fi internet	Paraguay		99.99%		99.99%
Pointer Peru S.A.C	Wi-Fi internet	Peru		100%		100%
VEX Portugal S.A.	Wi-Fi internet	Portugal		98.58%		98.58%
VEX Panamá S.A.	Wi-Fi internet	Panama				100%
Oi Brasil Holdings Cooperatief UA (“Oi Holanda”)	Payment and credit systems	The Netherlands	100%		100%
Tupã Torres S.A.	Property investments	Brazil				100%
Caryopoceae Participações S.A.	Property investments	Brazil				100%
Bryophyta SP Participações S.A.	Property investments	Brazil		100%		100%

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

Companies related to the discontinued operations

Company	Business	Home country	Direct 2014	Indirect 2014	Direct 2013	Indirect 2013
PT Portugal, SGPS, S.A.	Management of equity investments	Portugal	100%
Directel—Listas Telefónicas Internacionais, Lda. (“Directel”)	Telephone directory publishing and operation of related databases, in international operations	Portugal		75%
Janela Digital—Informativo e Telecomunicações, Lda	Development of information technologies for real estate agents	Portugal		50%
Openideia—Tecnologias de Telecomunicações e Sistemas de Informação, S.A.	Provision of systems and IT services	Portugal		100%
Portugal Telecom Data Center, S.A.	Service provision and product supply in the information systems and IT area, including data processing, hosting and related aspects.	Portugal		100%
PT Pay, S.A.	Provision of payment services	Portugal		100%
Portugal Telecom Inovação e Sistemas, S.A. (“PT Inovação e Sistemas”)	Innovation, research, development and service and telecommunications solutions integration, engineering services, and telecommunications training	Portugal		100%
Postal Network – Prestação de Serviços de Gestão de Infraestrutura de comunicações ACE	Provision of postal services	Portugal		51%
Previsão – Sociedade Gestora de Fundos de Pensões, S.A.	Pension fund management	Portugal		82%
PT Centro Corporativo, S.A.	Provision of consulting services to Group companies	Portugal		100%
MEO – Serviços de Comunicações e Multimédia (“MEO”) (formerly PT Comunicações, S.A.) (ii)	Establishment, management and operation of telecommunications infrastructures and provision of public telecommunication services and TV broadcasting services, and mobile telecommunications	Portugal		100%
PT Contact—Telemarketing e Serviços de Informação, S.A. (“PT Contact”)	Production, promotion and sale of information systems, including information products and services and related technical assistance	Portugal		100%
PT Imobiliária, S.A.	Real estate asset management, real estate investment consulting, management of real estate developments, and property purchase and sale	Portugal		100%
PT Investimentos S.A. (“PT I”)	Business consulting and management services, preparation of projects and economic studies, and investment management.	Portugal		100%
PT Móveis, SGPS, S.A. (“PT Móveis”)	Management of equity investments in the mobile businesses	Portugal		100%
PT Participações, SGPS, S.A.	Management of equity investments	Portugal		100%
PT Prestações-Mandatária de Aquisições e Gestão de Bens, S.A. (“PT Prestações”)	Chattels and real estate acquisition and management, and conducting investments	Portugal		100%
PT Pro- Serviços Administrativos e de Gestão Partilhados, S.A.	Provision of business consulting services and business management	Portugal		100%
PT Sales—Serviços de Telecomunicações e Sistemas de Informação, S.A. (“PT Sales”)	Provision of services in the telecommunications and information systems and services areas	Portugal		100%
PT Ventures, SGPS, S.A.	Management of equity interests in international investments	Portugal		75%
PT Cloud e Data Centers, S.A.(“PT IS”)	Provision of systems and IT services	Portugal		100%
TPT—Telecomunicações Publicas de Timor, S.A. (“TPT”)	Provision of telecommunications, multimedia and IT services, and purchase and sale of related products in Timor	Portugal		76%
Carrigans Finance S.A. R.L.	Investment management	Luxembourg		100%
PT Brasil	Investment management	Brazil		100%
Portugal Telecom Inovação Brasil, Ltda.	Development of IT and telecommunications services.	Brazil		100%
PT Multimédia.com Brasil, Ltda. (“PTM.com Brasil”)	Investment management	Brazil		100%
Cabo Verde Móvel, S.A.	Operation of mobile telecommunications service	Cape Verde		30%
Cabo Verde Multimédia, S.A.	Operation of mobile multimedia services	Cape Verde		30%
Cabo Verde Telecom, S.A. R.L.	Operation of telecommunications service	Cape Verde		30%
Contact Cabo Verde – Telemarketing e Serviços de Informação, S.A.	Management of a call and contact center	Cape Verde		100%

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

Company	Business	Home country	Direct 2014	Indirect 2014	Direct 2013	Indirect 2013
CST – Companhia Santomense de Telecomunicações, S.A. R.L.	Operation of fixed and mobile telecommunication public services in São Tomé and Príncipe	São Tomé and Príncipe		38%
Directel Cabo Verde – Serviços de Comunicação, Lda.	Telephone directory publishing and operation of related databases in Cape Verde	Cape Verde		57%
Directel Uganda – Telephone Directories, Limited	Telephone directory publishing	Uganda		75%
Elta—Empresa de Listas Telefónicas de Angola, Lda.	Telephone directory publishing	Angola		41%
Openideia Marrocos, S.A.	Provision of systems and IT services	Morocco		100%
Openideia Angola, S.A.	Provision of services in the telecommunications and information systems and services areas	Angola		100%
Kenya Postel Directories, Ltd.	Production, publishing and distribution of telephone directories and other publications	Kenya		45%
LTM—Listas Telefónicas de Moçambique, Lda.	Management, publishing, operation and sale of telecommunications subscriber and classified ads directories	Mozambique		38%
Mobile Telecommunications Limited	Operation of mobile service	Namibia		26%
TMM—Telecomunicações Móveis de Moçambique, S.A.	Operation of mobile service	Mozambique		98%
Africatel GmbH	Investment management	Germany		100%
Africatel Holdings, BV	Investment management	The Netherlands		75%
CVTEL, BV	Investment management	The Netherlands		100%
Portugal Telecom Internacional Finance B.V (“PTIF”)	Raising funds in the international market	The Netherlands		100%
Timor Telecom, S.A.	Telecommunications services concessionaire in Timor	Timor		44%
PT BlueClip	Provision of consulting services to Group companies	Portugal		100%

(i)	Company merged in February 2014, as described in Note 1.
(ii)	On December 29, 2014 the company merged the former MEO – Serviços de Comunicações e Multimédia, which provides mobile telephony services in Portugal

The equity interests in joint arrangements are measured using the equity method and are as follows:

Company	Business	Home country	Direct 2014	Indirect 2014	Direct 2013	Indirect 2013
Companhia AIX de Participações (“AIX”)	Data traffic	Brazil		50%		50%
Paggo Soluções e Meios de Pagamento S.A. (“Paggo Soluções”)	Financial company	Brazil		50%		50%
Ericsson Inovação, S.A.	Development and licensing of off-the-shelf software	Brazil		49%

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies detailed below have been consistently applied in all fiscal years presented in these Individual and Consolidated financial statements, and have been consistently applied both by the Company and its subsidiaries.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

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

There were no changes in the accounting policies adopted in the year ended December 31, 2014 as compared to those applicable in the year ended December 31, 2013, and there are no significant differences in the accounting policies adopted by PT Portugal as compared to those adopted by the Company.

For the purpose improving its financial reporting, the Company made the following changes in its financial statements: (i) presentation of revenue and expenses by nature in a single note; (ii) presentation of expenses on employee and officer profit sharing in line item personnel expenses. In order to ensure the comparability with current year, the corresponding 2013 figures have been reclassified.

Consolidated Financial Statements

The Company’s consolidated financial statements have been prepared in accordance with the accounting practices adopted in Brazil, including the pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (CPC), approved by the Brazilian Securities and Exchange Commission (CVM).

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

(b)	Significant accounting policies

Consolidation criteria of subsidiaries by the full consolidation method

Full consolidation was prepared in accordance with CPC 36 (R2) Consolidated Financial Statements and incorporates the financial statements of the Company’s direct and indirect subsidiaries. The main consolidation procedures are as follows:

•	the balances of assets, liabilities, income and expenses, according to their accounting nature, are added up;

•	intragroup assets and liabilities and material income and expenses are eliminated;

•	investments and related interests in the equity of subsidiaries are eliminated;

•	non-controlling interest in equity and profit or loss for the year are separately stated; and

•	exclusive investment funds (Note 8) are consolidated.

Functional and presentation currency

The Company and its subsidiaries operate mainly as telecommunications industry operators in Brazil and Portugal, and engage in activities typical of this industry. The items included in the financial statements of each group company are measured using the currency of the main economic environment where it operates (“functional currency”). The individual and consolidated financial statements are presented in Brazilian reais (R$), which is the Company’s functional and presentation currency.

To define its functional currency, management considered the currency that influences:

•	the sales prices of its goods and services;

•	the costs of services and sales;

•	the cash flows arising from receipts from customers and payments to suppliers;

•	interest, investments and financing.

Transactions and balances

Foreign currency-denominated transactions are translated into the functional currency using the exchange rates prevailing on the transaction dates. Foreign exchange gains and losses arising on the settlement of the transaction and the translation at the exchange rates prevailing at yearend, related foreign currency-denominated monetary assets and liabilities are recognized in the income statement, except when qualified as hedge accounting and, therefore, deferred in equity as cash flow hedges and met investment hedges.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

Group companies with a different functional currency

The profit or loss and the financial position of all Group entities, none of which uses a currency from a hyperinflationary economy, whose functional currency is different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities are translating at the rate prevailing at the end of the reporting period;

•	revenue and expenses disclosed in the income statement are translated using the average exchange rate;

•	all resulting foreign exchange differences are recognized as a separate component of equity, in line item ‘Valuation adjustments to equity’;

•	the exchanges differences arising on translating the net investment in foreign operations and loans and other foreign currency instruments designated as hedges of these investments are recognized in equity. When a foreign transaction is partially disposed of or sold, the foreign exchange differences previously recognized in equity are recognized in the income statement as part of the gain or loss from the sale; and

•	goodwill and fair value adjustments, arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing exchange rate.

Segment information

The information about operating segments is presented consistently with the internal report provided to the chief operating decision maker of the Company, its management. The results of operations are regularly reviewed about the resources to be allocated to assess their performance and for strategic decision-making.

Business combinations

The Company uses the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred, and the equity instruments issued. The consideration transferred includes the fair value of assets and liabilities resulting from a contingent consideration contract, where applicable. The identifiable assets acquired and the liabilities and contingent liabilities assumed in a business combination are measured initially measured as their fair values at the date of acquisition. The Company depreciates amounts recognized based on the appreciation of the acquired assets, according to the useful lives of the underlying assets, and tests such assets to determine any asset impairment losses when there is evidence of impairment; on the other hand, the Company tests for impairment amounts based on future earnings (goodwill) on an annual basis.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

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

Cash investments

Cash investments are classified according to their purpose as: (i) held for trading; (ii) held to maturity; and (iii) available for sale.

Held-for-trading investments are measured at fair value and their effects are recognized in profit or loss. Held-to-maturity investments are measured at cost plus income earned, less the allowance for adjustment to probable recoverable amount, when applicable, and its effects are recognized in profit or loss. Available-for-sale investments are measured at fair value and their effects are recognized in valuation adjustments to equity, when applicable.

Accounts receivable

Accounts receivable from telecommunications services provided are stated at the tariff or service amount on the date they are provided and do not differ from their fair values.

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

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

Available-for-sale financial asset

Available-for-sale financial assets are non-derivative financial assets that are designated as available for sale or that are not classified as (a) loans and receivables, (b) held-to-maturity investments, or (c) financial assets at fair value through profit or loss. The Company initially records available-for-sale financial assets at their fair value plus any cost of cost directly attributable to the transaction. After their initial recognition, they are measured at fair value and any changes, other than impairment losses and foreign currency differences on translating available-for-sale debt instruments, are recognized in other comprehensive income and presented as part of equity. When an investment is derecognized, the gains or losses accumulated in other comprehensive income are transferred to profit or loss.

Non-current assets held for sale and discontinued operations

Non-current assets are classified as assets held for sale when their carrying amount is recoverable, principally through a sale, and when such sale is highly probable. These assets are stated at the lower of their carrying amount and their fair value less costs to sell. Any impairment loss on a group of assets held for sale is initially allocated to goodwill and, then, to the remaining assets and liabilities on a pro rata basis.

A discontinuing operation is a component of an entity or a business unit that can be clearly distinguished operationally from the rest of the Company. The classification of a discontinuing operation is made when the operation is sold or meets the criteria to be classified as held for sale. As at December 31, 2014 the Company classified as discontinued operation its businesses in Portugal held by PT Portugal and that are committed for sale to Altice, and classified its investments in the African businesses as held for sale.

Investments

Financial information on subsidiaries and joint ventures is recognized in the individual financial statements of the Company by the equity method. Other investments are carried at cost, less an allowance for write-down to realizable value, when applicable.

The financial statements of the subsidiaries are fully consolidated in the Consolidated Financial Statements from the time control is obtained until the date it no longer exists. The investments in joint ventures are recognized in the Consolidated Financial Statements by the equity method of accounting.

The accounting policies of the subsidiaries and joint ventures are aligned with the policies adopted by the Company.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

Property, plant and equipment

Property, plant and equipment is stated at cost of purchase or construction, less accumulated depreciation. Historical costs include expenses directly attributable to the acquisition of assets. They also include certain costs on facilities, when it is probable that the future economic benefits related to such costs will flow into the Company, and asset dismantlement, removal and restoration costs. The borrowings and financing costs directly attributable to the purchase, construction or production of a qualifying asset are capitalized in the initial cost of such asset. Qualifying assets are those that necessarily require a significant time to be ready for use.

Subsequent costs are added to the carrying amount as appropriate, when, and only when, these assets generate future economic benefits and can be reliably measured. The residual balance of the replaced asset is derecognized. Maintenance and repair costs are recorded in profit or loss for the period when they are incurred, and they are capitalized when, and only when, they clearly represent an increase in installed capacity or the useful lives of assets.

Assets under finance leases are recorded in property, plant and equipment at the lower of fair value or the present value of the minimum lease payments, from the initial date of the agreement.

Depreciation is calculated on a straight-line basis, based on the estimated useful lives of the assets, which are annually reviewed by the Company.

Intangible assets

Acquired intangible assets with finite useful lives are recognized at cost, less amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each annual reporting period, and the effect of any changes in estimates is accounted for on a prospective basis. Intangible assets with indefinite useful lives are carried at cost less accumulated impairment losses.

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

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

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

The CGUs are identifiable business units of the Company with cash generating ability.

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

In regard to the assets with finite and indefinite useful lives, the recoverable amounts of the CGUs have been determined based on projections of value in use, and these projections support the recovery of such assets.

Discount to present value

The Company values its financial assets and financial liabilities to identify instances of applicability of the discount to present value. Leased assets are discounted to present value.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

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

The Company believes that, except for unrecognized revenue from the assignment of fixed towers, none of the assets and liabilities as at December 31, 2014 and 2013 is subject to the discount to present value, in view of the following factors: (i) their nature; (ii) short-term realization of certain balances and transactions; (iii) absence of monetary assets and monetary liabilities with implicit or explicit embedded interest. Financial instruments measured at the amortized costs are adjusted for inflation using relevant contractual indices.

Impairment of financial assets

The Company assesses at the yearend whether there is objective evidence that a financial asset or a group of financial assets is impaired. A financial asset or group of financial assets is considered impaired when there is objective evidence, as a result of one or more events that occurred after the initial recognition of the asset, that its recoverable amount has been reduced and when the estimated future cash flows have been impacted.

In the case of equity investments classified as available for sale, a significant or prolonged decline in their fair value below cost is also objective evidence of impairment.

Borrowings and financing

Borrowings and financing are stated at amortized cost, plus inflation adjustment or foreign exchange differences and interest incurred through the end of the reporting period.

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

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

The Company uses hedge accounting for derivative financial instruments. The purpose of this practice is to reduce the volatility of the gains or losses recognized due to changes in the fair values of these derivative financial instruments. Derivative financial instruments that qualify for hedge accounting are submitted to periodic prospective and retrospective effectiveness tests using the dollar offset method.

Derivative financial instruments contracted and designated for hedge accounting are formally identified through initial designation documentation prepared in accordance with the requirements of CPC 38. Derivative financial instruments classified as cash flows hedges were designated for hedge accounting.

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

The hedge relationship expires and the designation is removed when:

(i)	The derivative contract is exercised, terminated or settled, or if the Company or its subsidiary TMAR voluntarily removes the designation, according to the criteria set out in CPC 38. If the hedged item continues to exist, the balances accumulated in other comprehensive income related to the changes in the fair value of the derivative are allocated to profit or loss for the year in which the hedged interest expenses and foreign exchange fluctuations are allocated.

(ii)	The debt was either prepaid or extinct. In this case, the balance accumulated in other comprehensive income is immediately allocated to financial income or expenses in profit or loss for the year their designation is terminated.

The required information on derivative financial instruments and the effects recognized for the year ended December 31, 2014 are described in Note 3.

Provisions

The amount recognized as provision is the best estimate of the disbursement required to settle the present obligation at the end of the reporting period, based on the opinion of the management and its in-house and outside legal counsel, and the amounts are recognized based on the cost of the expected outcome of ongoing lawsuits.

The increase in the obligation as a result of the passage of time is recognized as financial expenses.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

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

The actuarial gains and losses resulting from the changes in the actuarial valuations of the pension plans, whose actuarial obligations or actuarial assets are recorded by the Company, are fully recognized in other comprehensive income, in equity (Note 23).

The asset recognized in balance sheet corresponds to the present value of available economic benefits, consisting of refunds or reductions in future contributions to the plan.

•	Employee profit sharing: the accrual includes the employee profit sharing plan is accounted for on the accrual basis and involves all eligible employees, proportionately to the period of time worked in the year, according to the Plan’s rules. The amount, which is paid by April of the year subsequent to the year profit sharing is accrued, is determined based on the target program established with the employees’ unions, under a specific collective bargaining agreement, and cost in recognized annually in personnel expenses.

Benefits to employees in Portugal included in liabilities associated to the assets held for sale and discontinued operations (Note 28)

Liabilities with pension supplement benefits

Under the defined benefit plans, MEO and PT Cloud e Data Centers, S.A. are responsible to pay pension supplements to a group of employees, and MEO incorporated various funds to fund these obligations.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

The related liabilities with defined benefit plans are estimated using actuarial valuations periodically obtained of the liabilities using the “Projected Unit Credit Method”. Actuarial gains and losses are recognized directly in the statement of comprehensive income, namely those resulting from changes in actuarial assumptions and the differences between actual data and the same actuarial assumptions.

Changes in plans related to reductions or increases in the benefits granted to employees are recognized as past service gains or losses. Gains arising on the settlement of a plan are recognized when earned, in profit or loss.

The obligations recognized in the represent the present value of the obligations to defined benefit plans, less the adjusted fair value of the funds’ assets.

The plans posting an actuarial surplus are recognized as an asset when there is an express authorization to offset them against future employer contributions or if the reimbursement of such surpluses is expressly authorized or permitted.

The contributions made in the context of defined contribution pension plans are recognized in the income statement on the date they are due. Under these plans, in the event the fund lacks sufficient assets to pay all employees the benefits related to the current and prior years’ services, the sponsor has no legal or constructive obligation for making additional contributions.

Liabilities with healthcare

MEO and PT Cloud e Data Centers are responsible to grant some of their employees and eligible family members this healthcare after the retirement date, which qualifies as a defined benefit plan. This healthcare plan is managed by Portugal Telecom – Associação de Cuidados de Saúde (PT-ACS) and in 2004, an autonomous fund was incorporated to fund these liabilities, managed by PT Prestações – Mandatária de Aquisições e Gestão de Bens, SA (“PT Prestações”).

The liabilities related to the payment of said postretirement healthcare are estimated using actuarial valuations periodically obtained of the liabilities using the “Projected Unit Credit Method”. Actuarial gains and losses are recognized directly in the statement of comprehensive income, namely those resulting from changes in actuarial assumptions and the differences between actual data and the same actuarial assumptions.

Changes in plans related to reductions or increases in the benefits granted to employees are recognized as past service gains or losses in profit or loss. Gains arising on the settlement of a plan are recognized when earned, in profit or loss.

The healthcare liabilities recognized in the balance sheet represent the present value of the obligations to defined benefit plans, less the adjusted fair value of the fund’s assets.

The plans posting an actuarial surplus are recorded as an asset when there is an express authorization to offset them against future employer contributions or if the reimbursement of such surpluses is expressly authorized or permitted.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

Pre-retired and suspended employees

As part of the preretirement or employment contract suspension programs, a liability is recognized in the balance sheet corresponding to the present value of salaries payable up to the retirement age. The related cost is recognized in profit or loss.

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

The subsidiary Oi Móvel implemented a customer loyalty program (“Oi Pontos”), under which mobile telephony customers accumulate points related to the amounts paid for mobile telephony, fixed telephony, internet and pay TV services, which can be exchanged for mobile telephony service packages, handset discounts, events available at “Oi experiences” and/or transferred to the Multiplus Fidelidade Program (partner of said subsidiaries) to be exchanged for several other awards of this program, such as air tickets, fuel in gas stations, etc.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

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

Current and deferred income tax and social contribution on profit

Income tax and social contribution on profit are recorded on the accrual basis. Said taxes attributed to temporary differences and tax loss carryforwards are recorded in assets or liabilities, as applicable, only under the assumption of future realization or payment. The Company prepares technical studies that consider the future generation of taxable income, according to management expectations, considering the continuity of the companies as going concerns. The Company writes down the carrying amount of deferred tax assets when it is no longer probable that sufficient taxable income will be available to allow the utilization of the whole or part of the deferred tax assets.

Any write-down of deferred tax assets is reversed when it is probable that sufficient taxable income will be available. The technical studies are updated annually, approved by the Board of Directors and reviewed by the Supervisory Board, and the tax credits are adjusted based on the results of these reviews. Deferred tax assets and liabilities are measured using the tax rates applicable for the period in which the liability is expected to be settled or the asset is expected to be realized, based on the tax rates set forth in the tax law prevailing at the end of each reporting period, or when new legislation has been substantially enacted. The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects, at the end of each reporting period, to recover or settle the carrying amount of these assets and liabilities.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

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

Earnings per share

Basic earnings per share are calculated through profit or loss for the year attributable to the owners of the Company, divided by the weighted average number of common and preferred shares outstanding in the year. Diluted earnings per share are calculated using said weighted average number of outstanding shares adjusted by potentially dilutive instruments convertible into shares in the reporting years, pursuant to CPC 41.

Statements of value added

The Company prepared consolidated statements of value added (“DVA”) as required by CPC 09 Statements of Value Added, which are presented as an integral part of the financial statements in accordance with the accounting practices adopted in Brazil applicable to publicly–traded companies.

Statements of cash flows

The statement of cash flows is prepared in accordance with CPC03 (R2, under the indirect method. The Company classifies in line item ‘Cash and cash equivalents’ the balances amounts immediately convertible into cash and highly-liquid investments (usually with maturities of less than three months) subject to an immaterial risk of change in value.

Cash flows are classified, depending of their nature, as: (i) operating activities; (ii) investing activities; and (iii) financing activities. Cash flows arising from operating activities basically comprise trade receivables, trade payables, personnel expenses, financial charges, and losses on lawsuits. Cash flows arising from investing activities basically comprise the acquisition and disposal of investments, judicial deposits and withdrawals, and cash payments and cash receipts from the purchase and sale of capital assets. Cash flows arising from financing activities basically include cash payments and cash proceeds related to borrowings and financing, derivative financial instruments, and payments of dividends and interest on capital.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

(c)	Critical estimates and accounting judgments

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

Revenue recognition and trade receivables

The Company’s revenue recognition policy is significant as it is a material component of operating results. Management’s pricing, collection ability, and the rights to receive certain network usage revenue are based on judgment related to the nature of the tariff collected for the services provided, the price of certain products, and the right to collect this revenue. If changes in conditions cause management to conclude that such criteria are not met in certain operations, the amount of trade receivables might be affected. In addition, the Company depends on guidelines to measure certain revenue set by the ANATEL (Brazilian telecommunications industry regulator).

Allowance for doubtful accounts

The allowance for doubtful accounts is set up to recognize probable losses on accounts receivable taking into account the measures implemented to restrict the provision of services to and collect late payments from customers.

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

Depreciation and amortization of assets with finite useful lives

Property, plant and equipment items and intangible assets with finite useful lives are depreciated and amortized, respectively, on a straight-line basis, over the useful lives of the related asset. The depreciation and amortization rates of the most significant assets are shown in Notes 14 and 15, respectively.

The useful lives of certain assets may vary as they are used in the fixed-line or mobile telephony segments. The Company reviews the useful lives of assets annually.

Impairment of long-lived assets

The Company tests property, plant and equipment items and intangible assets for impairment either in light of decisions to discontinue activities where such assets are used or when there are evidences that the future operating revenue will not be sufficient to assure their realization.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

Assets with finite useful lives are tested for impairment whenever events or changes in circumstances indicate that the asset might be impaired. The Company tests assets with indefinite useful lives (goodwill) for impairment annually in accordance with the accounting policy described in Note 2 (b).

The recoverable amounts of assets are determined by comparing the calculations of their value in use and their sales prices. These calculations require the use of judgments and assumptions. The determination of fair values and discounted future operating cash flows requires that the Company makes certain assumptions and estimates with respect to projected cash inflows and cash outflows related to future revenue, costs and expenses. These assumptions and estimates may be influenced by different external and internal factors, such as economic trends, industry trends and interest rates, changes in business strategies, and changes in the type of services and products sold by the Company to the market. The use of different assumptions may significantly change our financial statements.

Provisions

The Company recognizes provisions for losses on labor, tax and civil lawsuits, as well as administrative proceedings, as presented in Note 21. The recognition of a provision for contingent liabilities is based on the assessment of the risk of loss made for each proceeding, which includes assessing available evidences recent decisions and statistical assumptions, and reflects a reasonable estimate as assessed by management, the General Counsel, and the outside legal counsel. It is possible that the assumptions used to estimate the provision for contingent liabilities change, which can, therefore, result in changes in future provisions for contingent liabilities.

Fair value of derivative financial instruments and other financial instruments

Derivative instruments are recognized at fair value based on future cash flow estimates associated to each instrument contracted. The financial assets available for sale related to the investment in Unitel have been valued at fair value according to the operating assets used as basis in the valuation of PT’s capital increase, as referred to in Note 1 (Risks related to the stake held in Unitel). The estimates presented may not necessarily be indicative of the amounts that could be obtained in the current market. The use of different assumptions to measure the fair value could have a material effect on the amounts obtained and not necessarily be indicative of the cash amounts that the Company would receive or to settle such transactions.

As a result of the execution of the agreement for the sale of PT Portugal’s operations, this investment was valued by the Company at its fair value, as the lower of its carrying amount and its fair value less costs to sell (Note 28). The fair value calculation assumptions of the investment in PT Portugal are subject to the adjustments usually adopted in similar transactions.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

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

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

3.	FINANCIAL INSTRUMENTS AND RISK ANALYSIS

3.1.	Overview

The table below summarizes our financial assets and financial liabilities carried at fair value at December 31, 2014 and 2013.

	Accounting measurement	2014
		Carrying amount	Fair value
Assets
Cash equivalents	Fair value	1,916,921	1,916,921
Cash investments	Fair value	282,700	282,700
Derivative financial instruments	Fair value	3,221,481	3,221,481
Due from related parties	Amortized cost
Accounts receivable (i)	Amortized cost	7,455,687	7,455,687
Dividends and interest on capital receivable	Amortized cost
Held-for-sale assets	Fair value	33,926,592	33,926,592
Liabilities
Trade payables (i)	Amortized cost	4,331,286	4,331,286
Borrowings and financing
Borrowings and financing (ii)	Amortized cost	28,072,519	27,534,247
Debentures	Amortized cost	7,776,876	7,513,867
Derivative financial instruments	Fair value	666,922	666,922
Dividends and interest on capital	Amortized cost	185,138	185,138
Licenses and concessions payable (iii)	Amortized cost	1,361,940	1,361,940
Tax refinancing program (iii)	Amortized cost	990,230	990,230
Other payables (payable for the acquisition of equity interest) (iii)	Amortized cost	408,978	408,978

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Accounting measurement	2013
		Carrying amount	Fair value
Assets
Cash equivalents	Fair value	2,118,646	2,118,646
Cash investments	Fair value	591,639	591,639
Derivative financial instruments	Fair value	2,073,179	2,073,179
Due from related parties	Amortized cost
Accounts receivable (i)	Amortized cost	7,096,679	7,096,679
Dividends and interest on capital receivable	Amortized cost
Other receivables	Amortized cost	1,775,691	1,775,691
Available-for-sale financial asset (iv)	Fair value	914,216	914,216
Liabilities
Trade payables (i)	Amortized cost	4,732,174	4,732,174
Borrowings and financing
Borrowings and financing (ii)	Amortized cost	26,478,941	26,103,901
Debentures	Amortized cost	9,374,685	9,303,058
Derivative financial instruments	Fair value	566,651	566,651
Dividends and interest on capital	Amortized cost	230,721	230,721
Licenses and concessions payable (iii)	Amortized cost	1,484,407	1,484,407
Tax refinancing program (iii)	Amortized cost	1,120,304	1,120,304
Other payables (payable for the acquisition of equity interest) (iii)	Amortized cost	418,069	418,069

As at December 31, 2014, the Company had the right to compensation from PT SGPS related to the subscription of the May 5, 2014 capital increase, measured at R$2,895 million (equivalent to €897 million) and has an obligation to acquire Oi shares from PT SGPS (which will be held in treasury) in exchange for this compensation asset, under the exchange agreement entered into on September 8, 2014, approved by PT SGPS’s Extraordinary Shareholders’ Meeting, the CVM, and subject to approval by the Company’s Extraordinary Shareholders’ Meeting scheduled for March 26, 2015. Considering that this asset and this liability have the same amount, they can be settle with the same entity and at the same time, the Company stated them on a net basis.

(i) The balances of accounts receivables and trade payables have near terms and, therefore, they are not adjusted to fair value.

(ii) A significant portion of this balance consists of borrowings and financing granted by the BNDES, export credit agencies, and other related parties, which correspond to exclusive markets and, therefore, their fair values is similar to their carrying amounts.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

(iii) There is no active market for licenses and concessions payable, the tax refinancing program, and other payables (payable for the acquisition of equity interest); therefore, they are not adjusted to fair value.

(iv) As a result of the Company’s capital increase subscribed by PT SGPS with PT Portugal assets, of the amount recognized at April 30 2014, R$570,990 was reclassified as PT Portugal’s investment amount and R$263,028 was reclassified to treasury shares, since subsequently to the Company’s capital increase a PT SGPS maintained only the investment in Oi.

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

(a)	Derivative financial instruments

The method used for calculating the fair value of derivative financial instruments was the future cash flows associated to each instrument contracted, discounted at market rates prevailing at December 31, 2014.

(b)	Non-derivative financial instruments measured at fair value

The fair value of securities traded in active markets is equivalent to the amount of the last closing quotation available at the end of the reporting period, multiplied by the number of outstanding securities.

For the remaining contracts, the Company carries out an analysis comparing the current contractual terms and conditions with the terms and conditions effective for the contract when they were originated. When terms and conditions are dissimilar, fair value is calculated by discounting future cash flows at the market rates prevailing at yearend, and when similar, fair value is similar to the carrying amount at the reporting date.

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

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

CPC 40 establishes a three-level hierarchy to measure and disclose fair value. The classification of an instrument in the fair value measurement hierarchy is based on the lowest level of input significant for its measurement. We present below a description of the three-level hierarchy:

Level 1—inputs consist of prices quoted (unadjusted) in active markets for identical assets or liabilities to which the entity has access on measurement date;

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

There were no transfers between levels and/or allocations to Level 3 between December 31, 2013 and December 31, 2014.

	Fair value measurement hierarchy	Fair value	Fair value
		2014	2013
Assets
Cash equivalents	Level 2	1,916,921	2,118,646
Cash investments	Level 2	282,700	591,639
Derivative financial instruments	Level 2	3,221,481	2,073,179
Available-for-sale financial asset	Level 1		914,216
Held-for-sale assets (i)	Level 3	4,284,416
Liabilities
Derivative financial instruments	Level 2	666,922	566,651

(i)	Refers to the recognized fair value related to Unitel, transferred to held-for-sale assets, as referred to in Note 28. The fair value of this investment at the date de acquisition was estimated based on the valuation made by Banco Santander (Brasil), which used a series of estimates and assumptions, including the cash flows projections for a four-year period, the choice of a growth rate to extrapolate the cash flows projections, and definition of appropriate discount rates. As at December 31, 2014, the fair value of this investment was determined using a methodology identical to the one adopted by Banco Santander (Brasil), which updated the material estimates and assumptions, and also took into consideration the events described in Note 1 (“Risks related to the stake held in Unitel”). Accordingly, the Company believes that the fair value of Unitel represents the best estimate for the realization of this investment.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

3.3.	Measurement of financial assets and financial liabilities at amortized cost

We concluded that the discount to present value of financial assets and financial liabilities under the amortized cost method does not apply, based on the valuation made for this purpose, for the following main reasons:

•	Accounts receivables: near-term maturity of bills.

•	Trade payables, dividends and interests on capital: all obligations are due to be settled in the short term.

•	Borrowings and financing and due from and to related parties: all transactions are adjusted for inflation based on contractual indices.

•	Licenses and concessions payable, tax refinancing program and other payables (payable for the acquisition of equity interests): all payables are adjusted for inflation based on the contractual indices.

3.4.	Financial risk management

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

Under the Hedging Policy, market risks are identified based on the features of financial transactions contracted and to be contracted during the year. Several scenarios are then simulated for each of the risk factors using statistical models, used as basis to measure the impacts the on Group’s financial income (expenses). Based on this analysis, the Executive Committee annually agrees with the Board of Directors the Risk Guideline to be followed in each financial year. The Risk Guideline is equivalent to the worst expected impact of financial income (expenses) on the Group’s net income, with 95% of level of confidence. To ensure a proper risk management, according to the Risk Guideline, the treasury can contract hedging instruments, including derivative transactions such as swaps and currency forwards. The Company and its subsidiaries do not use derivative financial instruments for other purposes.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

With the approval of the Policies, a Financial Risk Management Committee that meets monthly was created, currently consisting of the CEO, the CFO, the Executive Planning Officer, the Development and New Business Management Officer, the Tax Officer, the General Controller, and the Treasury Officer, and the Internal Audit Officer as observer.

According to their nature, financial instruments may involve known or unknown risks, and it is important to assess to the best judgment the potential of these risks.

3.4.1.	Market risk

(a)	Foreign exchange risk

Financial assets

Foreign currency-denominated cash equivalents and cash investments are basically maintained in securities issued by financial institutions abroad similar to Bank Certificates of Deposit (CDBs) traded in Brazil (time deposits).

The risk associated to these assets arises from the possible exchange rate fluctuations that may reduce the balance of these assets when translated into Brazilian reais. The Company’s and its subsidiaries’ assets subject to this risk represent approximately 11.41% (13.25% at December 31, 2013) of our total cash and cash equivalents and cash investments.

Net investment in foreign subsidiaries

The risks related to the Company’s investments in foreign currency arise mainly from the investments in subsidiary PT Portugal and its subsidiaries. The Company does not have any contracted instrument to hedge against the risk associated to the net investments in foreign companies; however, the Company contracted non-deliverable forwards (NDFs) to hedge part of the euro-denominated debt of its foreign subsidiaries.

Financial liabilities

The Company and its subsidiaries have foreign currency-denominated or foreign currency-indexed borrowings and financing. The risk associated with these liabilities is related to the possibility of fluctuations in foreign exchange rates that could increase the balance of such liabilities. The Company’s and subsidiaries’ borrowings and financing exposed to this risk represent approximately 41.7% (41.1% at December 31, 2013) of total liabilities from borrowings and financing, less the currency hedging transactions contracted. In order to minimize this type of risk, we enter into foreign exchange hedges with financial institutions. Out of the consolidated foreign currency-denominated debt, 100.0% (99.6% at December 31, 2013) is protected by exchange swaps, currency forwards, and cash investments in foreign currency. Additionally, at the end of December 2014, the Company had contracted derivative transactions totaling €950 million to hedge against the foreign exchange risk on part of PT’s the euro-denominated debt. The unrealized gains or losses on hedging transactions are measured at fair value, as described in 3.2 (a) above.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

These financial assets and liabilities are presented in the balance sheet as follows:

	2014		2013
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash equivalents	224,806	224,806	369,292	369,292
Cash investments	86,807	86,807	30,334	30,334
Available-for-sale financial asset			914,216	914,216
Derivative financial instruments	3,025,464	3,025,464	1,954,915	1,954,915
Financial liabilities
Borrowings and financing	14,781,242	14,781,242	14,566,437	14,566,437
Derivative financial instruments	425,784	425,784	369,464	369,464

Derivative financial instruments are summarized as follows:

	Derivatives designated for hedge accounting
	Maturity (years)	Fair value
		Amounts (payable)/receivable
		2014	2013
US$/R$ cross currency swaps	0.5 - 8.2	1,816,206	865,664
US$/fixed rate cross currency swaps	5.8	649,293	420,215
EUR/R$ non-deliverable forwards (NDFs)	< 1 year	23,524

	Derivatives not designated for hedge accounting
	Maturity (years)	Fair value
		Amounts (payable)/receivable
		2014	2013
US$/R$ cross currency swaps	1.1	24,122	21,649
R$/US$ cross currency swaps	1.1	(31,290)	(31,969)
US$/R$ non-deliverable forwards (NDFs)	< 1 year	107,718	177,140
EUR/R$ non-deliverable forwards (NDFs)	< 1 year	10,107	132,752

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

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

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

As at December 31, 2014 and 2013, the amounts shown below were recorded as gain or loss on derivatives (see note 6):

	2014	2013	2012
Gain (loss) on currency swaps	674,228	676,490	458,774
Currency forwards	(317,740)	478,152	467,041

Total	356,488	1,154,642	925,815

The movements below, related currency hedges designated for hedge accounting treatment, were recognized in other comprehensive income:

Table of movements in hedge accounting effects in other comprehensive income
Balance in 2012	128,127
Loss on designated hedges	(126,511)
Transfer on ineffective portion to profit or loss	(16,611)
Amortization of hedges to profit or loss at effective rate	36,072
Deferred taxes on hedge accounting	36,397
Balance in 2013	57,474
Gain on designated hedges	143,524
Transfer on ineffective portion to profit or loss	10,443
Amortization of hedges to profit or loss at the effective rate	9,081
Deferred taxes on hedge accounting	(55,437)
Balance in 2014	165,085

(a.1) Foreign exchange risk sensitivity analysis

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

As at December 31, 2014, management estimated the depreciation scenarios of the Brazilian real in relation to other currencies at yearend. The rates used for the probable scenario were the rates prevailing at the end of December 2014. The probable rates were then depreciated by 25% and 50% and used as benchmark for the possible and remote scenarios, respectively.

	Rate
Description	2014	Depreciation
Probable scenario
US dollar	2.65620	0%
Euro	3.22700	0%
Possible scenario
US dollar	3.32025	25%
Euro	4.03375	25%
Remote scenario
US dollar	3.98430	50%
Euro	4.84050	50%

As at December 31, 2014, management estimated the outflow for the payment of interest and principal of its debt pegged to exchange rates based on the interest rates prevailing at the end of this annual reporting period and the exchange rates above.

The impacts of foreign exchange exposure, in the sensitivity scenarios estimated by the Company, are shown in the table below:

2014
Description	Individual risk	Probable scenario	Possible scenario	Remote scenario
US dollar debt	Dollar appreciation	12,706,455	15,883,069	19,059,683
Derivative financial instruments (net position—US$)	Dollar depreciation	(12,835,310)	(16,044,138)	(19,252,965)
US dollar cash	Dollar depreciation	(286,628)	(358,285)	(429,942)
Euro debt	Euro appreciation	2,426,157	3,032,696	3,639,236
Derivative financial instruments (net position—euro)	Euro depreciation	(5,456,191)	(6,820,239)	(8,184,287)
Euro cash	Euro depreciation	(24,985)	(31,231)	(37,478)

Total pegged to exchange rate		(3,470,502)	(4,338,128)	(5,205,753)

(b)	Interest rate risk

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

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

Financial liabilities

The Company and its subsidiaries have borrowings and financing subject to floating interest rates, based on the Long-term Interest Rate (TJLP) or the CDI, in the case of real-denominated debt, and on the LIBOR, in the case of U.S. dollar-denominated debt.

As at December 31, 2014, approximately 60.3% (63.2% at December 31, 2013) of the incurred debt, less adjustment for derivative transactions, was subject to floating interest rates. After the derivative transactions, approximately 79.4% (76.0% at December 31, 2013) of the consolidated debt was subject to floating interest rates. The most material exposure of Company’s and its subsidiaries’ debt after the hedging transactions is to CDI. Therefore, a continued increase in this interest rate would have an adverse impact on future interest payments and hedging adjustments. However, as the Company’s and its subsidiaries’ cash is invested mainly in securities pegged to the CDI fluctuation, the net exposure to CDI of current liabilities does not constitute a material risk for the Company and its subsidiaries.

We continuously monitor these market rates to assess the possible contracting of instruments to hedge against the risk of fluctuation of these rates.

These assets and liabilities are presented in the balance sheet as follows:

	2014		2013
	Carrying amount	Market value	Carrying amount	Market value
Financial assets
Cash equivalents	1,692,115	1,692,115	1,749,354	1,749,354
Cash investments	195,893	195,893	561,305	561,305
Derivative financial instruments	196,017	196,017	118,264	118,264
Financial liabilities
Borrowings and financing	17,722,928	17,722,928	19,115,168	19,115,168
Derivative financial instruments	241,138	241,138	197,187	197,187

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

The amounts of contracted derivatives to hedge against floating interest rates on outstanding debt are summarized below:

	Derivatives designated for hedge accounting
	Maturity (years)	Fair value
		Amounts (payable)/receivable
		2014	2013
Fixed rate/DI rate swaps	5.8	(37,627)	(53,625)
US$ LIBOR/US$ fixed rate swaps	0.5	(1,413)	(4,066)

	Derivatives not designated for hedge accounting
	Maturity (years)	Fair value
		Amounts (payable)/receivable
		2014	2013
US$ LIBOR/US$ fixed rate swaps	1.1 - 7.1	(200,771)	(133,417)
US$ fixed rate/US$ LIBOR swaps	7.1	194,690	112,185

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

As at December 31, 2014 and 2013, the amounts shown below were recorded as gain or loss on derivatives: (see Note 6)

	2014	2013	2012
Gain (loss) on interest rate swap	70,896	3,878	16,206

Total	70,896	3,878	16,206

The movements below, related interest rate hedges designated for hedge accounting treatment, were recognized in other comprehensive income:

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

Table of movements in hedge accounting effects in other comprehensive income
Balance in 2012	12,057
Loss on designated hedges	(80,487)
Transfer on ineffective portion to profit or loss	500
Amortization of hedges to profit or loss at effective rate	(24,075)
Deferred taxes on hedge accounting	35,381
Balance in 2013	(56,624)
Gain on designated hedges	20,029
Transfer on ineffective portion to profit or loss	(97)
Amortization of hedges to profit or loss at the effective rate	3,070
Deferred taxes on hedge accounting	(7,820)
Share of subsidiary’s hedge accounting
Balance in 2014	(41,442)

(b.1) Interest rate fluctuation risk sensitivity analysis

Management believes that the most significant risk related to interest rate fluctuations arises from its liabilities pegged to the TJLP, the USD LIBOR, and mainly the CDI. This risk is associated to an increase in those rates.

As at December 31, 2014, management estimated the fluctuation scenarios of the rates CDI, TJLP and USD LIBOR. The rates used for the probable scenario were the rates prevailing at the end of the reporting period. These rates have been stressed by 25 and 50 percent, and used as benchmark for the possible and remote scenarios. Note that the TJLP has remained stable since January 2013 at 5.0% per year.

2014
Interest rate scenarios
Probable scenario			Possible scenario			Remote scenario
CDI	TJLP	6M USD LIBOR	CDI	TJLP	6M USD LIBOR	CDI	TJLP	6M USD LIBOR
11.57%	5.00%	0.36280%	14.46%	6.25%	0.45350%	17.36%	7.50%	0.54420%

As at December 31, 2014, management estimated the future outflows for the payment of interest and principal of its debt pegged to CDI, TJLP, and USD LIBOR based on the interest rates above. The outflows for repayment of Oi Group related party debt were not considered.

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

The impacts of exposure to interest rates, in the sensitivity scenarios estimated by the Company, are shown in the table below:

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

2014
Transaction	Individual risk	Probable scenario	Possible scenario	Remote scenario
CDI-indexed debt	CDI increase	3,253,387	3,919,869	4,580,353
Derivative financial instruments (net position—CDI)	CDI increase	4,574,062	5,614,431	6,642,085
TJLP-indexed debt	TJLP increase	1,380,926	1,550,066	1,681,962
US LIBOR-indexed debt	US LIBOR increase	144,220	150,194	156,167
Derivative financial instruments (net position—LIBOR)	US LIBOR decrease	(103,482)	(108,081)	(112,679)

Total pegged to interest rates		9,249,113	11,126,479	12,947,888

3.4.2.	Credit risk

The concentration of credit risk associated to trade receivables is immaterial due to the diversification of the portfolio. Doubtful receivables are adequately covered by an allowance for doubtful accounts.

Transactions with financial institutions (cash investments and borrowings and financing) are made with prime entities, avoiding the concentration risk. The credit risk of financial investments is assessed by setting caps for investment in the counterparts, taking into consideration the ratings released by the main international risk rating agencies for each one of such counterparts. As at December 31, 2014, approximately 99.49% of the consolidated cash investments were made with counterparties with an AAA, AA or sovereign risk rating.

The Company had credit risks related to dividends receivable associated to the investment in Unitel. The credit risks associated to these dividends receivable from Unitel are detailed in Note 1 (Risks related to the stake held in Unitel).

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

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

The following are the contractual maturities of the financial liabilities, including estimated interest payments, where applicable:

	Less than a year	One to three year	Four to five years	Over five years	Total
Balance at December 31, 2014
Borrowings and financing, and derivative financial instruments (i)	6,316,935	15,891,380	6,730,358	3,899,588	32,838,261
Debentures (i)	1,094,384	6,206,427	5,165,382	8,179	12,474,372
Trade payables (ii)	1,486,268				1,486,268
Licenses and concessions (iii)	675,965	685,693	282		1,361,940
Tax refinancing program (iv)	94,041	302,115	201,410	392,664	990,230

The amounts disclosed in the tables take into account the contractual undiscounted payment outflow estimates, these amounts are not reconciled with the amounts disclosed in the balance sheet for borrowings and financing, derivative financial instruments, and trade payables.

(i)	Includes the future interest payment estimates, calculated based on the applicable interest rates and takes into account all the interest and principal payments that would be made on the contractual settlement dates;

(ii)	Consists of the estimated obligations for the purchase of fixed-line and mobile telephony equipment in Brazil with contractual obligations entered into with our suppliers, including all the significant terms and conditions, and the approximate transaction life;

(iii)	Consists of obligations due to ANATEL related to the radiofrequency licenses. Includes accrued, unpaid interest for each period; and

(iv)	Consists of obligations installment of taxes that were included in tax refinancing program. Includes accrued, unpaid interest for each period.

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

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

The indicators used to measure capital structure management are: gross debt to accumulated twelve-month EBITDA (Earnings before Interest, Taxes, Depreciation and Amortization), net debt (gross debt less cash and cash equivalents and cash investments) to accumulated twelve-month EBITDA, and the interest coverage ratio, as follows:

Gross debt to EBITDA	from 2x to 4.0x
Net debt to EBITDA	from 1.4x to 3x
Interest coverage ratio (*)	greater than 1.75

(*)	Measures the Company’s ability to settle its future interest obligations.

3.4.4.	Risk of acceleration of maturity of borrowings and financing

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

The risk of accelerated maturity arising from noncompliance of financial covenants associated to the debt is detailed in Note 17, ‘Covenants’.

4.	NET OPERATING REVENUE

	2014	2013	2012
Gross operating revenue	45,357,481	45,252,584	39,900,634
Deductions from gross revenue	(17,110,382)	(16,830,437)	(14,739,603)
Taxes	(8,906,909)	(9,538,623)	(8,830,997)
Other deductions	(8,203,473)	(7,291,814)	(5,908,606)
Net operating revenue	28,247,099	28,422,147	25,161,031

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

5.	REVENUE AND EXPENSES BY NATURE

	2014	2013	2012
Net operating revenue	28,247,099	28,422,147	25,161,031
Operating income (expenses):
Interconnection	(2,689,815)	(3,965,623)	(3,914,543)
Personnel	(2,829,307)	(2,534,222)	(2,238,101)
Third-party services	(6,258,606)	(6,119,733)	(5,347,005)
Grid maintenance service	(1,923,074)	(2,328,140)	(2,029,245)
Handset and other costs	(730,444)	(515,377)	(507,465)
Advertising and publicity	(674,275)	(556,500)	(442,932)
Rentals and insurance	(3,119,521)	(2,119,684)	(1,603,159)
Provisions/reversals	(779,314)	(656,849)	(399,632)
Allowance for doubtful accounts	(649,463)	(922,779)	(502,509)
Taxes and other income (expenses) (i)	(1,628,867)	(1,507,701)	(586,063)
Other operating income (expenses), net (ii)	3,245,643	2,369,555	389,859
Operating expenses excluding depreciation and amortization	(18,037,043)	(18,857,053)	(17,180,795)
Depreciation and amortization	(4,535,418)	(4,278,477)	(3,220,587)

Total operating expenses	(22,572,461)	(23,135,530)	(20,401,382)

Profit before financial income (expenses) and taxes	5,674,638	5,286,617	4,759,649
Financial income (expenses):
Financial income	1,344,767	1,375,217	2,275,106
Financial expenses	(5,891,332)	(4,649,665)	(4,490,889)

Total financial income (expenses)	(4,546,565)	(3,274,448)	(2,215,783)

Pre-tax profit	1,128,073	2,012,169	2,543,866
Income tax and social contribution	(1,119,955)	(519,154)	(758,939)
Profit for the year from continuing operations	8,118	1,493,015	1,784,927
Discontinued operations
Loss for the year from discontinued operations, net (net of taxes)	(4,414,539)
Profit (loss) for the year	(4,406,421)	1,493,015	1,784,927
Profit (loss) attributable to owners of the Company	(4,407,711)	1,493,015	1,784,890
Profit attributable to non-controlling interests	1,290		37
Operating expenses by function:
Cost of sales and/or services	(15,229,602)	(15,259,215)	(12,670,413)
Selling expenses	(5,611,772)	(5,571,891)	(4,840,707)
General and administrative expenses	(3,751,410)	(3,581,544)	(2,993,131)
Other operating income	4,466,914	3,193,024	1,996,101
Other operating expenses	(2,440,710)	(1,898,154)	(1,880,352)
Share of profits of subsidiaries	(5,881)	(17,750)	(12,880)

Total operating expenses	(22,572,461)	(23,135,530)	(20,401,382)

(i)	Includes share of profits of subsidiaries totaling income of R$5,881 (R$17,750 in 2013 and R$12,880 in 2012).

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

(ii)	In 2014, revenue (expenses) basically include: (i) R$2,399 million, net of transaction expenses, related to the sale of 100% of the capital of two subsidiaries, owners of telecommunications towers used in the mobile telephony services; (ii) R$355 million from the provision reversal due to the revision of the calculation methodology of provisions for losses in corporate lawsuits; (iii) R$476 million reversal of the provision due to the adherence to the REFIS. In 2013, revenue (expenses) basically include: (i) R$201 million resulting from the reversal recognized following the revision of the calculation methodology of provisions for losses in labor lawsuits; (ii) R$330 million resulting from the reversal of accrued employee profit sharing; (iii) R$173 million related to the sale of a property; and (iv) R$1,497 million, less related transaction expenses, associated to the sale of GlobeNet.

6.	FINANCIAL INCOME (EXPENSES)

	2014	2013	2012
Financial income
Interest on and inflation adjustment to other assets	762,498	694,734	719,510
Income from cash investments	354,526	278,598	514,617
Dividends received (i)	32,060	78,173	99,181
Exchange differences on translating foreign cash investments	32,444	69,626	650,487
Interest on and inflation adjustment to intragroup loans	1,066		48,233
Other income	162,173	254,086	243,078

Total	1,344,767	1,375,217	2,275,106

Financial expenses and other charges
a) Borrowing and financing costs
Interest on borrowings payable to third parties	(1,979,414)	(1,591,915)	(1,313,059)
Inflation adjustment to and exchange losses on third-party borrowings	(1,464,510)	(2,013,066)	(2,076,652)
Interest on debentures	(953,863)	(860,400)	(753,185)
Derivative transactions	427,384	1,158,520	942,021
Interest on and inflation adjustment to intragroup borrowings

Subtotal:	(3,970,403)	(3,306,861)	(3,200,875)

b) Other charges
Interest on and inflation adjustment to other liabilities	(811,791)	(615,810)	(488,074)
Tax on transactions and bank fees	(385,824)	(193,048)	(249,087)
Inflation adjustment to provisions	(233,276)	(246,205)	(233,017)
Interest on taxes in installments—tax financing program	(132,194)	(81,262)	(81,371)
Other expenses	(357,844)	(206,479)	(238,465)

Subtotal:	(1,920,929)	(1,342,804)	(1,290,014)

Total	(5,891,332)	(4,649,665)	(4,490,889)

Financial income (expenses)	(4,546,565)	(3,274,448)	(2,215,783)

(i)	In May 2014, subsidiary TMAR received dividends from PT of € 0.10 per share, totaling €8,965 million, which had been attributed on April 30, 2014.

7.	INCOME TAX AND SOCIAL CONTRIBUTION

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

Income taxes encompass the income tax and the social contribution. The income tax rate is 25% and the social contribution rate is 9%, generating aggregate nominal tax rate of 34%.

The provision for income tax and social contribution is broken down as follows:

	2014	2013	2012
Income tax and social contribution
Current taxes	(622,001)	(418,498)	(932,871)
For the year	(617,528)	(493,298)	(932,871)
For previous year (i)	(4,473)	74,800
Deferred taxes	(497,954)	(100,656)	173,932

Total	(1,119,955)	(519,154)	(758,939)

Current and deferred taxes (for the year)	(1,115,482)	(593,954)	(758,939)
Current taxes (for previous year)	(4,473)	(74,800)

	2014	2013	2012
Pre-tax profit (loss)	1,128,073	2,012,169	2,543,866
Profit of companies not subject to income tax and social contribution calculation	69,984	38,372	(8,348)

Total taxed income	1,198,057	2,050,541	2,535,518

Income tax and social contribution
Income tax and social contribution on taxed income	(407,339)	(697,184)	(862,076)
Share of profits of subsidiaries	(2,000)	(6,035)	(4,379)
Tax effects of interest on capital			(4,406)
Tax incentives (basically, operating profit) (ii)	36,281	31,573	155,662
Permanent deductions (add-backs) (ii)	(755,879)	145,688	(12,504)
Utilization of tax loss carryforwards	446	25,783	613
Unrecognized deferred tax assets (iv)	(46,917)	(93,779)	(40,530)
Recognized deferred tax assets	52,438		8,681
Effects of differentiated tax rates (v)	7,488
Income tax and social contribution effect on profit or loss	(1,115,482)	(593,954)	(758,939)

(i)	In 2014, refers to the derecognition of expired tax credits and the recognition of a negative balance in 2010. In 2013, refers to adjustments to the negative balance of income tax and social contribution in calendar 2008.
(ii)	Refers to the exploration profit recognized in the profit or loss of subsidiary Oi Móvel pursuant to Law 11638/2007.
(iii)	The main components of permanent deduction (addition) tax effects are: nondeductible fines, sponsorships and nondeductible donations, income from expired dividends, goodwill amortization (pre-merger period), settlement of principal, fine and interest utilizing tax loss carryforwards as permitted by Article 2 of Law 12996/2014 and Article 33 of Law 13043/2014 in amount of R$443 million, and write-off of tax credits for unlikely realization, related to potential loss on the PT SGPS shares held subsidiary TMAR in amount of R$266 million.
(iv)	Refer to adjustments to deferred tax assets because of subsidiaries that do not recognize tax credits on tax loss carryforwards.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

(v)	This line item corresponds to the effects of the difference between the tax rate levied in Brazil and the tax rates levied on other Group companies, namely in Africa.

The financial statements for the year ended December 31, 2014 have been prepared considering management’s best estimates and the criteria set out in the Transitional Tax Regime (RTT).

Management conducted an early assessment of the material aspects of its operations/activities, based on the new provisions of the tax introduced by Provisional Act 627, of November 11, 2013 (“MP 627/2013”), as subsequently amended during its approval procedure by the National Congress, resulting in Bill 02/2014 (“PLV 02/2014”), and the provisions of Regulatory Instruction 1397, of September 16, 2013, as amended by Regulatory Instruction 1422, of December 19, 2013 (“IN 1397/2013”). Based on this valuation, Management did not identify any material impacts as compared to the currently used regime.

We emphasize that the PLV 02/2014 resulted in the publication of the Law 12973/2014 on May 14, 2014, which, in a preliminary analysis, does not change the conclusions described above. The Company elected not to anticipate the effects of this law. The necessary adjustments have not been determined since the early adoption was not elected.

8.	CASH, CASH EQUIVALENTS AND CASH INVESTMENTS

Cash investments made by the Company and its subsidiaries in the years ended December 31, 2014 and 2013, are classified as held for trading securities and are measured at their fair values.

(a)	Cash and cash equivalents

	2014	2013
Cash and banks	532,285	306,184
Cash equivalents	1,916,921	2,118,646

Total	2,449,206	2,424,830

	2014	2013
Exclusive investment funds	1,007,728	1,354,627
Bank certificates of deposit (CDBs)	652,948	500,984
Time deposits	187,117	225,944
Repurchase agreements	66,183	30,250
Other	2,945	6,841

Cash equivalents	1,916,921	2,118,646

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

(b)	Cash investments

	2014	2013
Exclusive investment funds	171,415	492,510
Private securities	111,285	99,129

Total	282,700	591,639

Current	171,415	492,510
Non-current	111,285	99,129

(c)	Breakdown of the exclusive investment funds portfolios

	2014	2013
Repurchase agreements	707,304	772,862
Bank certificates of deposit (CDBs)	267,168	445,981
Time deposits	18,406	117,224
Other	14,850	18,560
Securities classified as cash equivalents	1,007,728	1,354,627
Government securities	171,415	462,177
Other		30,333
Securities classified as short-term investments	171,415	492,510

Total invested in exclusive funds	1,179,143	1,847,137

The Company and its subsidiaries have cash investments in exclusive investment funds in Brazil and abroad, for the purpose of obtaining a return on its cash, and which are benchmarked against the CDI in Brazil and LIBOR abroad.

9.	ACCOUNTS RECEIVABLE

	2014	2013
Billed services	5,481,028	5,589,716
Unbilled services	1,450,777	1,467,865
Mobile handsets and accessories sold	1,032,022	693,140
Allowance for doubtful accounts	(513,787)	(654,042)

Total	7,450,040	7,096,679

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

The aging list of trade receivables is as follows:

	2014	2013
Current	5,878,915	5,857,598
Past-due up to 60 days	1,388,330	1,161,464
Past-due from 61 to 90 days	136,200	170,111
Past-due from 91 to 120 days	113,212	150,222
Past-due from 121 to 150 days	102,139	118,171
Over 150 days past-due (i)	345,031	293,155

Total	7,963,827	7,750,721

The movements in the allowance for doubtful accounts were as follows:

Balance at Jan 1, 2013	(751,287)
Allowance for doubtful accounts	(849,779)
Trade receivables written off as uncollectible	947,024
Balance in 2013	(654,042)
Acquisition of investments—PT Portugal	(652,964)
Allowance for doubtful accounts (1)	(684,017)
Trade receivables written off as uncollectible	712,128
Foreign exchange differences	6,841
Transfer to assets held for sale	758,267

Balance in 2014	(513,787)

(1)	The movements in the allowance for doubtful accounts in 2014 include the movements in continuing operations and in discontinued operations. The allowance for doubtful accounts include expenses related to continuing operations totaling R$649,463 (Note 5), and the remaining amount refers to discontinued operations.

10.	CURRENT AND DEFERRED TAXES

	Assets
	2014	2013
Current recoverable taxes
Recoverable income tax (IRPJ) (i)	485,929	411,782
Recoverable social contribution (CSLL) (i)	182,772	158,475
IRRF/CSLL—withholding income taxes (ii)	428,488	336,883

Total current	1,097,189	907,140

Deferred taxes recoverable
Income tax on tax credits – merged goodwill (iii)	1,180,524	1,311,330
Social contribution on tax credits – merged goodwill (iii)	424,989	472,079
Income tax on temporary differences (iv)	2,073,875	2,739,904
Social contribution on temporary differences (iv)	655,156	848,677
Income tax on tax loss carryforwards (iv)	2,353,806	1,859,941
Social contribution on tax loss carryforwards (iv)	876,478	747,316

Subtotal—deferred recoverable taxes	7,564,828	7,979,247

Other deferred taxes (v)	60,944	295,185

Non-total current	7,625,772	8,274,432

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Liabilities
	2014	2013
Current taxes payable
Income tax payable	306,366	275,735
Social contribution payable	170,916	156,582

Total current	477,282	432,317

(i)	Refer mainly to prepaid income tax and social contribution that will be offset against federal taxes payable in the future.
(ii)	Refer to corporate income tax credits on cash investments, intragroup loans, government entities, and other that are used as deductions from income tax for the years, and social contribution withheld at source on services provided to government agencies.
(iii)	The Company merged the deferred income tax and social contribution amounts calculated as tax benefit originating from the goodwill paid on acquisition and recognized by the acquirees in 2009. The tax credits are realized as goodwill based on the STFC license and the appreciation of tangible assets is amortized, and should be utilized in tax offsetting estimated until 2034.
(iv)	Deferred income tax and social contribution assets are recognized only to the extent that it is probable that there will be a positive tax base for which temporary differences can be used and tax loss carryforwards can be offset. Deferred income tax and social contribution assets are reviewed at the end of each annual period and are written down as their realization is no longer possible. The Company and its subsidiaries offset their tax loss carryforwards against taxable income up to a limit of 30% per year, pursuant to the prevailing tax law.

Additionally, as at December 31, 2014, only part of tax credits on tax loss carryforwards or tax credits on temporary differences has been recognized for direct and indirect subsidiaries that do not have a profitability history and or do not expect to generate sufficient taxable profit. Unrecognized tax credits total R$217,655 (R$223,503 at December 31, 2013).

The table below shows the expected realization periods of deferred tax assets resulting from tax credits on tax loss carryforwards and temporary differences:

2015	360,631
2016	387,429
2017	426,881
2018	526,947
2019	988,339
2020 to 2022	2,877,700
2023 to 2024	391,388

Total	5,959,315

(v)	Refer mainly to prior years’ prepaid income tax and social contribution that will be offset against federal taxes payable.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

Movements in deferred income tax and social contribution

	Balance in 2013	Acquisition of investment- PT Portugal	Recognized in deferred tax income/ expenses	Add-backs/ (offsets)	Recognized directly in equity	Foreign exchange differences	Held-for- sale assets	Balance in 2014
Deferred tax assets arising on:
Temporary differences
Business combination with PT		(1,508,157)	66,370			(68,868)	1,510,655
PROVISIONS	1,704,234	134,714	(167,146)	(936)		6,530	(142,604)	1,534,792
Provisions for suspended taxes	206,653		(72,695)					133,958
Provisions for pension funds and impacts of CPC 33 (R1)	228,124	857,606	(178,148)		166,260	42,484	(933,178)	183,148
Allowance for doubtful accounts	611,713	32,271	(13,270)			1,829	(40,264)	592,279
Profit sharing	63,031		23,503					86,534
Foreign exchange differences	493,488		62,901					556,389
Merged goodwill	1,783,409		(177,896)					1,605,513
Adjustment to fair value of financial assets	238,974		(238,974)
Hedge accounting	(438)				(63,257)			(63,695)
Other temporary add-backs and deductions	42,802	25,334	(355,144)	14,495	8,485	1,418	(31,764)	(294,374)
Tax loss carryforwards
Income tax loss carryforwards	1,859,941	1,751	483,270	(1,752)	114,996	4,979	(109,379)	2,353,806
Social contribution carryforwards	747,316		87,763		41,399			876,478

Total	7,979,247	(456,481)	(479,466)	11,807	267,883	(11,628)	253,466	7.564,828

Deferred tax liabilities related to:
Unattributed dividends		(201,270)	(642)		(269)	(161)	202,342
Other temporary differences		(56,542)	(116)			(3,572)	60,230

Total		(257,812)	(758)		(269)	(3,733)	262,572

(1)	The movements in deferred income tax and social contribution in 2014 include the movements in continuing operations and in discontinued operations. The deferred income tax and social contribution expenses recognized in profit for the year include expenses related to continuing operations totaling R$497,954 (Note 7), and the remaining amount refers to discontinued operations.

11.	OTHER TAXES

	ASSETS
	2014	2013
Recoverable State VAT (ICMS) (i)	1,512,543	2,102,249
Taxes on revenue (PIS and COFINS)	181,772	197,036
Other	101,851	65,958

Total	1,796,166	2,365,243

Current	1,054,255	1,474,408
Non-current	741,911	890,835

	Liabilities
	2014	2013
State VAT (ICMS)	709,126	1,248,232
ICMS Agreement No. 69/1998	80,287	443,305
Taxes on revenue (PIS and COFINS)	664,278	1,141,601
FUST/FUNTTEL/broadcasting fees	807,576	762,289
Other	281,059	264,183

Total	2,542,326	3,859,610

Current	1,667,599	2,112,598
Non-current	874,727	1,747,012

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

(i)	Recoverable ICMS arises mostly from prepaid taxes and credits claimed on purchases of property, plant and equipment, which can be offset against ICMS payable within 48 months, pursuant to Supplementary Law 102/2000.

12.	JUDICIAL DEPOSITS

In some situations the Company makes, by legal requirement or to provide guarantees, judicial deposits to ensure the continuity of ongoing lawsuits. These judicial deposits can be required for lawsuits with a likelihood of loss, as assessed by the Company based on the opinion of its legal counsel, as probable, possible, or remote.

	2014	2013
Civil	8,919,658	8,355,816
Tax	2,466,187	2,277,236
Labor	2,007,822	1,734,136

Total	13,393,667	12,367,188

Current	1,133,639	1,316,252
Non-current	12,260,028	11,050,936

As set forth by relevant legislation, judicial deposits are adjusted for inflation.

13.	INVESTMENTS

	2014	2013
Investment in subsidiaries
Joint arrangements	74,803	86,633
Tax incentives, net of allowances for losses	31,579	31,656
Other investments	42,029	55,351

Total	148,411	173,640

Summary of the movements in investment balances

Balance at Jan 1, 2013	179,594
Share of profits of subsidiaries (i)	(17,750)
Capital increase	5,500
Other	6,296
Balance in 2013	173,640
Share of profits of subsidiaries (i)	(5,881)
Subsidiaries’ dividends and interest on capital	(4,968)
Other	(14,380)
Balance in 2014	148,411

(i)	The share of profits of subsidiaries refers to the investments in joint arrangements, AIX, and Paggo Soluções.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

14.	PROPERTY, PLANT AND EQUIPMENT

	Works in progress	Automatic switching equipment	Transmission and other equipment (1)	Infrastructure	Buildings	Other assets	Total
Cost of PP&E (gross amount)
Balance at Jan 1, 2013	4,127,123	17,927,129	38,362,151	25,665,996	3,448,139	4,829,266	94,359,804
Additions	2,962,149	250,669	1,748,747	624,339	44,182	172,192	5,802,278
Write-offs	(395,610)	(1,834)	(483,638)	(268,723)	(12,504)	(65,411)	(1,227,720)
Transfers	(2,123,980)	257,082	1,159,470	665,141	(129,241)	171,528
Transfer to non-current assets held for sale				(125,920)	(448,815)		(574,735)
Balance in 2013	4,569,682	18,433,046	40,786,730	26,560,833	2,901,761	5,107,575	98,359,627
Acquisition of investments-PT Portugal	452,844	6,004,681	4,537,199	16,357,177	2,957,154	9,693,740	40,002,795
Additions	3,029,820	63,899	1,000,298	308,985	92,788	271,954	4,767,744
Write-offs	(2,083)	(1,782)	(62,981)	(103,997)	(268)	(8,410)	(179,521)
Transfers	(4,944,777)	317,773	6,045,939	(1,711,939)	537,675	(368,441)	(123,770)
Foreign exchange differences	20,468	288,829	255,552	785,557	148,022	469,466	1,967,894
Transfers to assets held for sale	(468,545)	(6,338,824)	(4,900,950)	(17,171,247)	(2,995,379)	(10,373,620)	(42,248,565)
Balance in 2014	2,657,409	18,767,622	47,661,787	25,025,369	3,641,753	4,792,264	102,546,204
Accumulated depreciation
Balance at Jan 1, 2013		(15,867,104)	(28,888,749)	(20,526,497)	(2,258,125)	(3,716,231)	(71,256,706)
Depreciation expenses		(340,215)	(1,782,551)	(776,526)	(78,654)	(213,307)	(3,191,253)
Write-offs		1,684	289,858	157,705	6,640	25,182	481,069
Transfers		(2)	(570)	(529)	1,542	(441)
Transfer to non-current assets held for sale				39,090	354,459		393,549
Balance in 2013		(16,205,637)	(30,382,012)	(21,106,757)	(1,974,138)	(3,904,797)	(73,573,341)
Acquisition of investments-PT Portugal		(5,685,512)	(3,169,003)	(11,029,655)	(1,238,292)	(7,840,705)	(28,963,167)
Depreciation expenses (2)		(400,354)	(2,452,283)	(746,509)	(151,149)	(580,115)	(4,330,410)
Write-offs		1,017	50,470	50,394	186	7,697	109,764
Transfers		(3,027)	(2,132,253)	2,022,793	381,324	(145,499)	123,338
Foreign exchange differences		(275,108)	(168,315)	(534,544)	(63,973)	(393,646)	(1,435,586)
Transfers to assets held for sale		6,032,368	3,559,523	11,706,376	1,273,000	8,621,957	31,193,224
Balance in 2014		(16,536,253)	(34,693,873)	(19,637,902)	(1,773,042)	(4,235,108)	(76,876,178)
Property, plant and equipment, net
Balance in 2013	4,569,682	2,227,409	10,404,718	5,454,076	927,623	1,202,778	24,786,286
Balance in 2014	2,657,409	2,231,369	12,967,914	5,387,467	1,868,711	557,156	25,670,026
Annual depreciation rate (average)		11%	10%	8%	8%	12%

(1)	Transmission and other equipment includes transmission and data communication equipment.
(2)	The movements in property, plant and equipment in 2014 include the movements in continuing operations and in discontinued operations. The depreciation expenses include expenses related to continuing operations totaling R$3,451,043, and the remaining amount refers to discontinued operations.

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

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

As at December 31, 2014, the residual balance of the Company’s returnable assets is R$8,199,356 (R$7,685,240 in 2013) and consist of assets and installations in progress, switching and transmission equipment, payphones, outside network equipment, power equipment, and systems and operation support equipment.

In the year ended December 31, 2014, financial charges and transaction costs incurred on works in progress were capitalized at the average rate of 9% per year.

15.	INTANGIBLE ASSETS

	Goodwill	Intangibles in progress	Data processing systems	Regulatory licenses	Customer portfolio	Other	Total
Cost of intangibles (gross amount)
Balance at Jan 1, 2013	615,473	292,081	6,133,834	3,962,822		620,836	11,625,046
Additions		177,302	292,658	78,189		263,945	812,094
Write-offs			(4,163)			(2,217)	(6,380)
Transfers		(284,996)	235,596			49,400
Balance in 2013	615,473	184,387	6,657,925	4,041,011		931,964	12,430,760
Acquisition of investments-PT Portugal	10,574,704	52,819	575,983	1,656,050	3,215,523	3,091,687	19,166,766
Additions		487,895	248,470			282,688	1,019,053
Write-offs	(1,754)	(1,574)				(15,031)	(18,359)
Transfers		(519,904)	451,615			36,401	(31,888)
Foreign exchange differences	507,532	1,256	44,200	78,963	153,469	124,238	909,658
Transfers to assets held for sale	(11,082,236)	(48,161)	(667,884)	(1,735,013)	(3,368,992)	(3,291,736)	(20,194,022)
Balance in 2014	613,719	156,718	7,310,309	4,041,011		1,160,211	13,281,968
Accumulated amortization
Balance at Jan 1, 2013	(461,078)		(4,857,715)	(1,828,483)		(282,218)	(7,429,494)
Amortization expenses			(493,715)	(244,124)		(349,385)	(1,087,224)
Write-offs			3,370			2,074	5,444
Transfers			3			2	5
Balance in 2013	(461,078)		(5,348,057)	(2,072,607)		(629,527)	(8,511,269)
Acquisition of investments-PT Portugal			(428,721)	(514,850)		(2,155,564)	(3,099,135)
Amortization expenses (1)			(571,298)	(359,396)	(169,982)	(392,628)	(1,493,304)
Write-offs	1,433		11,673			26,373	39,479
Transfers			(28,171)	(26,246)	(7,970)	(89,734)	(152,121)
Foreign exchange differences			(260)			260
Transfers to assets held for sale			489,838	578,878	177,952	2,378,692	3,625,360
Balance in 2014	(459,645)		(5,874,996)	(2,394,221)		(862,128)	(9,590,990)
Intangible assets, net
Balance in 2013	154,395	184,387	1,309,868	1,968,404		302,437	3,919,491
Balance in 2014	154,074	156,718	1,435,313	1,646,790		298,083	3,690,978
Annual amortization rate (average)			20%	9%		16%

(1)	The movements in intangible assets in 2014 include the movements in continuing operations and in discontinued operations. The amortization expenses include expenses related to continuing operations totaling R$1,084,375 and the remaining amount refers to discontinued operations.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

Goodwill

The Company and its subsidiaries also recognize goodwill arising on the acquisition of investments based on expected future earnings.

In December 2014, annual impairment tests were conducted based on ten-year discounted cash flow projections, using perpetuity-based amounts in the last year, which is the period in which the entity expected to recover the investments made when the business was acquired, by applying an average growth rate of 24.2% for Pay TV, 14.5% for Means of Payment, 6.0% for RII Internet provider, and 4.7% for RII Multimedia, discount rate of 12.3%, and use of perpetuity-based amounts in the last year. The tests did not show any impairment losses, as summarized below:

Cash-generating unit (CGU)	Asset balance	Goodwill allocated to the CGU	Recoverable amount valuation basis	Value in use
Pay TV	46,723	37,690	84,413	912,893
Means of payment	77,591	36,211	113,802	139,781
RII Internet service provider	27,189	72,828	100,017	287,755
RII multimedia	169,474	7,345	176,819	650,116

Total	320,977	154,074	475,051	1,990,545

Regulatory licenses

	Execution date	Termination	Acquisition cost
Concession/license
Oi Móvel’s Region 2 radiofrequencies and SMP (2G)	12/18/2002	12/17/2017	191,502
Oi Móvel’s Region 2 radiofrequencies and SMP (2G)	05/03/2004	12/22/2017	28,624
Oi Móvel’s Region 2 radiofrequencies and SMP (3G)	04/29/2008	04/30/2023	488,235
Oi Móvel’s Region 2 radiofrequencies and SMP (H Band)	05/26/2011	04/30/2023	1,073
TNL PCS’s Region 1 radiofrequencies and SMP (2G)	03/13/2001	03/13/2016	1,102,007
TNL PCS’s Region 1 radiofrequencies and SMP (2G)	07/11/2003	03/13/2016	66,096
TNL PCS’s Region 1 radiofrequencies and SMP (2G)	01/22/2004	03/13/2016	45,218
TNL PCS’s Region 3 radiofrequencies and SMP (2G)	04/29/2008	04/30/2023	131,106
TNL PCS’s Region 1 and 3 radiofrequencies and SMP (3G)	04/29/2008	04/30/2023	867,018
TNL PCS’s Region 3 (inland) radiofrequencies and SMP (2G)	09/08/2008	12/07/2022	126,820
TNL PCS’s radiofrequencies and SMP	12/07/2007	12/07/2022	8,868
Fair value of Amazônia Celular’s SMP licenses	04/03/2008	03/13/2016	230,030
Oi Móvel’s and TNL PCS’s radiofrequencies (sub-bands 2.5 GHz (4G) and 450 MHz)	06/30/2012	06/30/2027	368,848
2013 Oi Móvel Sobras 1.8MHz Concession Agreement	06/30/2013	04/30/2023	78,189
Other licenses			307,377

Total			4,041,011

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

16.	TRADE PAYABLES

	2014	2013
Infrastructure, network and plant maintenance materials	1,708,777	1,806,553
Services	1,985,629	2,057,117
Rental of polls and rights-of-way	422,423	608,006
Other	219,737	260,498

Total	4,336,566	4,732,174

17.	BORROWINGS AND FINANCING

Borrowings and financing by type

	2014	2013	Maturity (principal and interest)	TIR %
Development Banks-BNDES	5,871,576	5,915,781	Dec 2014 to Jul 2021	10.64
Public debentures	7,807,389	9,414,240	Dec 2014 to Jul 2021	11.49
Financial institutions	22,644,230	21,053,207
Bank Credit Note (CCB)	4,503,810	3,192,051	Dec 2014 to Jan 2028	11.82
Senior Notes - local currency	1,136,801	1,136,599	Dec 2014 to Sep 2016	11.91
-Certificates of Real Estate Receivables (CRI)	1,496,674	1,428,511	Dec 2014 to Aug 2022	8.08
ECA-Export Credit Agency	3,532,048	4,354,639	Dec 2014 to May 2022	8.26
Senior Notes - foreign currency (i)	11,600,563	10,593,584	Dec 2014 to Feb 2022	12.56
Other	374,334	347,823	Dec 2014 to Dec 2033	11.97

Subtotal	36,323,195	36,383,228

Incurred debt issuance cost	(473,800)	(529,602)

Total	35,849,395	35,853,626

Current	4,463,728	4,158,708
Non-current	31,385,667	31,694,918

(i)	In 2014 the Company bought back own obligations maturing in 2022, in the nominal amount of US$33 million (R$87 million at December 31, 2014), which the Company intends to cancel or hold to maturity.

Debt issuance costs by type

	2014	2013
Financial institutions	438,690	484,494
BNDES	4,597	5,552
Public debentures	30,513	39,556

Total	473,800	529,602

Current	107,695	97,055
Non-current	366,105	432,547

Breakdown of the debt by currency

	2014	2013
Brazilian reais	21,068,153	21,287,189
US dollar	12,368,551	12,158,610

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

Euro	2,412,691	2,407,827

Total	35,849,395	35,853,626

Breakdown of the debt by currency

	2014	2013
Fixed rate	14,146,444	13,078,474
CDI	9,811,490	10,233,218
TJLP	5,149,392	5,138,940
LIBOR	2,762,046	3,743,010
IPCA	3,798,431	3,576,429
INPC	181,592	83,555

Total	35,849,395	35,853,626

Maturity schedule of the long-term debt and debt issuance costs allocation schedule

	Long-term debt	Debt issuance costs
	2014
2016	5,129,882	88,271
2017	7,284,801	77,207
2018	3,509,024	70,324
2019	3,944,732	61,647
2020 and following years	11,883,333	68,656

Total	31,751,772	366,105

Description of main borrowings and financing

Local currency-denominated financing

Development Banks

The Company and its subsidiary obtained financing facilities with BNDES to fund the expansion and improve the quality of their fixed and mobile nationwide networks and meet their regulatory obligations.

In April 2014, the Company and its subsidiaries disbursed R$836 million (of which R$209.7 million to Oi, R$408.4 million to TMAR, and R$217.9 million to Oi Móvel). The related debt issuance costs, totaling R$3.4 million, are being amortized through profit or loss for the year, according to this issuance’s contractual terms, using its effective interest rate.

In 2014, the Company amortized principal installments plus adjusted interest totaling R$1,356 million.

Additionally, the Company and its subsidiaries are parties to current financing agreements with the BNDES and other development banks from the North and Northeast of Brazil, entered into in 2004 and 2009 to finance investment projects with goals the referred to above.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

Revolver credit facilities

In August 2014, R$1,300 million were disbursed through a Bank Credit Note (CCB), under a revolver credit facility transaction entered into by Oi with Banco do Brasil, Bradesco, HSBC and Santander in December 2012, totaling R$1,500 billion.

Foreign currency-denominated financing

ECA credit facilities

The Company and TMAR contract financing facilities with export credit agencies to finance part of the investments in equipment and services that incorporate foreign technology.

In June 2014, US$382.5 million (R$855.8 million) were repaid of a financing agreement entered into by TMAR with the China Development Bank in July 2011.

In May 2014, US$30.3 million (R$67.8 million) were repaid of a financing agreement entered into by TMAR with Cisco System Capital in March 2011.

In April 2014, US$104.0 million (R$276.9 million) were disbursed under a financing agreement entered into by TMAR with the Export Development Canada in July 2012.

In March 2014, US$92.5 million (R$209.4 million) were disbursed under a financing agreement entered into by Oi with the ONDD (Office National Du Ducroire/Nationale Delcrederedienst) amounting to US$257 million to finance part of Oi’s investments for the next two years.

TMAR is a party to current agreements with major export credit agencies, including: SEK – Swedish Export Corporation; CDB – China Development Bank; and ONDD – Office National Du Ducroire; and FEC – Finnish Export Credit.

Public and private debentures

Issuer	Issue	Principal	Maturity	2014	2013
Oi	10th	R$1,500 million	2019	1,633,137	1,604,207
Oi	9th	R$2,000 million	2020	2,386,594	2,262,961
Oi	8th	R$2,350 million	2018	2,352,258	2,350,976
Oi	7th	R$1,000 million	2017	1,047,432	1,039,569
Oi	5th (1st series) (i)	R$1,754 million	2014		1,792,259
Oi	5th (2nd series)	R$246 million	2020	340,957	320,088
TMAR	2nd	R$31 million	2021	47,011	44,180

Public debentures				7,807,389	9,414,240

(i)	In April 2014, the Company fully repaid R$1,754 million of the 1st issue of the 5th series of public debentures of Oi S.A.

The debentures issued by the Company and its subsidiaries do not contain renegotiation clauses.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

Guarantees

BNDES financing facilities are collateralized by receivables of the Company and its subsidiaries TMAR and Oi Móvel. The Company provides guarantees to its subsidiaries TMAR and Oi Móvel for such financing facilities, totaling R$4,864 million.

Covenants

The financing agreements of the Company and subsidiaries TMAR and Oi Móvel with the BNDES and other financial institutions, and the debentures issued requires compliance with financial ratios (covenants). The financial ratios of the BNDES agreements are calculated semiannually, in June and December. Other financial ratios are calculated on a quarterly and annually basis.

Specifically for the subsidiaries’ BNDES agreements, the financial ratios are calculated based on the Company’s consolidated financial reporting.

On February 12, 2015, the General Debentureholders’ Meeting of the 9th Issue Debentures ratified the permission for the sale of PT Portugal to Altice, including undertaking the corporate reorganization necessary to implement sale. Also on this date, the General Debentureholders’ Meeting of the 5th Issue Debentures approved: (i) the permission to undertake the corporate reorganization, through the merger of Company shares with and into Telemar Participações S.A. that results in the increase of the Company’s governance level on the BM&FBOVESPA; and (ii) temporary change of the ratios resulting from the calculation of the maximum leverage financial covenants to be determined by the Company for the four quarters of 2015, obtained by dividing the Company’s Total Gross Debt by EBITDA, which must be 4.5 times or lower, except if before or after the actual transfer of PT Portugal shares to Altice and their payment to the Company it is necessary to take into account PT Portugal’s and its subsidiaries’ debts to calculate the Total Gross Debt, which must be 6.0 times or lower, calculated using the Company’s 2015 quarterly financial information and annual financial statements.

Beginning in the first quarter of 2016 (included), the ratios resulting from the calculation of the financial covenants referred to above shall return to the ratios described in the Debenture Indentures, i.e., the Company’s total debt to EBITDA must be 4.0 times or lower, calculated based on the consolidated balance sheet or an EBITDA-to-debt service ratio of 1.75 or higher, also based on the consolidated balance sheet, with the corresponding amendment to the Debenture Indenture.

As a result of the approval of the terms above, the Company approved the payment of a waiver fee to the 5th Issue Debentureholders of R$143.107735 per 2nd series debenture (Cetip Code: TNLE25), totaling R$3,521, and to the 9th Issue Debentureholders of R$105.378745 and R$126.997862 per 1st series (Oi BR-D91) and 2nd series (Oi BR-D92) debenture, totaling R$4,215 and R$20,320, respectively.

The Company has negotiated with its creditors the temporary amendment of the financial covenant ceilings for the leverage ratio (gross debt to EBITDA) for the four quarters of 2015 in context of the sale of PT Portugal to Altice.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

As at December 31, 2014 all ratios had been complied with.

Committed and not used credit facilities

In December 2014 the Company signed a financing agreement with Banco do Nordeste do Brasil (BNB) amounting to R$370.6 million to finance part of the investments in the Northeast of Brazil in the next two years. There was no disbursement from this facility to date.

In October 2014 the Company entered into a financing agreement with the agency Finnvera (Finnish Export Credit Ltd.) totaling US$397.4 million to finance part of the investments to be made in the next two years. There was no disbursement from this facility to date.

The revolver credit facility transactions were structured so that the Company and its subsidiaries can use the credit facility at any time, over the contractual periods. These transactions provide a comfortable liquidity cushion, strengthening the Group’s capital structure and credit profile, and increase our cash management efficiency.

18.	DERIVATIVE FINANCIAL INSTRUMENTS

	2014	2013
Assets
Currency swaps	2,871,904	1,631,015
Interest rate swaps	196,017	118,264
Non-deliverable forwards (NDFs)	153,560	323,900

Total	3,221,481	2,073,179

Current	340,558	452,234
Non-current	2,880,923	1,620,945
Liabilities
Currency swaps	413,573	355,456
Interest rate swaps	241,138	197,187
Non-deliverable forwards (NDFs)	12,211	14,008

Total	666,922	566,651

Current	523,951	409,851
Non-current	142,971	156,800

19.	LICENSES AND CONCESSIONS PAYABLE

	2014	2013
SMP	1,238,209	1,484,407
STFC concessions	123,731

Total	1,361,940	1,484,407

Current	675,965	457,173
Non-current	685,975	1,027,234

Correspond to the amounts payable to ANATEL for the radiofrequency concessions and the licenses to provide the SMP services, and STFC service concessions, obtained at public auctions.

The payment schedule is as follows:

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

2015	675,965
2016	679,977
2017	2,858
2018	2,858
2019	282

Total	1,361,940

20.	TAX REFINANCING PROGRAM

The outstanding balance of the Tax Debt Refinancing Program is broken down as follows:

	2014	2013
Law 11941/09 and Law 12865/2013 tax financing program	983,904	1,108,435
REFIS II—PAES	6,326	11,869

Total	990,230	1,120,304

Current	94,041	100,302
Non-current	896,189	1,020,002

The amounts of the tax refinancing program created under Law 11941/2009, divided into principal, fine and interest, which include the debt declared at the time the deadline to join the program was reopened as provided for by Law 12865/2013 and Law 12996/2014, are broken down as follows:

	2014				2013
	Principal	Fines	Interest	Total	Total
Tax on revenue (COFINS)	268,148	16,453	279,245	563,846	610,313
Income tax	59,753	4,476	55,218	119,447	186,882
Tax on revenue (PIS)	68,916	1,640	32,042	102,598	80,575
Social security (INSS – SAT)	2,900	2,742	8,210	13,852	43,204
Social contribution	15,842	806	14,337	30,985	50,679
Tax on banking transactions (CPMF)	16,962	1,670	21,085	39,717	35,471
Other	46,903	5,581	67,301	119,785	113,180

Total	479,424	33,368	477,438	990,230	1,120,304

The payment schedule is as follows:

2015	94,041
2016	100,705
2017	100,705
2018	100,705
2019	100,705
2020 to 2022	302,115
2023 to 2025	191,254

Total	990,230

The tax refinancing plans under Law 11941/2009 and Law 12865/2013 are divided into 180 monthly installments. Companies are required to ensure the timely payment of all the installments

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

and will be excluded from the program if they have three installments outstanding, whether consecutive or otherwise, or fail to pay one installment, if all the others have been paid.

The Company’s and its subsidiaries’ debt is being consolidated by the Federal Revenue Service and still depend on confirmation. The judicial deposits related to the lawsuits transferred to the new installment plan will be converted, pursuant to the applicable law, into Federal Government revenue.

The Company’s and some of its subsidiaries’ joined the new tax installment program governed by Article 2 of Law 12996/2014, under which they can include federal tax debts past due until December 31, 2013. In its application to the new program, the Company elected to pay its debt in 30 monthly installments.

In November 2014 the balances of the tax installment plans entered into by the Company and its subsidiaries under Article 2 of Law 12996/2014 were fully settled as provided for by Article 33 of Law 13043/2014, i.e., the companies offset their own tax loss carryforwards against 70% of their tax debts R$302,014, and settled the remaining 30% of R$129,435 in cash. The Company and its subsidiaries with all the requirements set out in said Law and the administrative order that regulated its application and the related deadlines, including the payment of amounts that had to be paid in cash, while the utilization of tax loss carryforwards is still subject to analysis and confirmation by the Federal Revenue Service.

21.	PROVISIONS

Broken down as follows:

	Type	2014	2013
	Labor
(i)	Overtime	471,506	474,910
(ii)	Indemnities	152,113	150,612
(iii)	Sundry premiums	131,963	128,765
(iv)	Stability/reintegration	126,070	120,863
(v)	Additional post-retirement benefits	83,417	75,048
(vi)	Salary Differences and related effects	52,852	56,997
(vii)	Lawyer/expert fees	29,382	30,969
(viii)	Severance pay	20,235	24,945
(ix)	Labor fines	15,562	16,758
(x)	Severance Pay Fund (FGTS)	9,359	10,723
(xi)	Employment relationship	5,717	5,467
(xii)	Joint liability	1,581	2,292
(xiii)	Other claims	55,267	43,925

	Total	1,155,024	1,142,274

	Tax
(i)	State VAT (ICMS)	363,025	361,540
(ii)	FUST/FUNTTEL		147,350
(iii)	Tax on services (ISS)	71,666	67,350
(iv)	Tax on net income (ILL)	20,691	19,998
(v)	INSS (joint liability, fees, and severance pay)	31,735	12,462
(vi)	Other claims	45,504	31,672

	Total	532,621	640,372

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Civil
(i)	Corporate	1,549,525	2,062,709
(ii)	ANATEL estimates	597,437	557,960
(iii)	ANATEL fines	506,726	487,548
(iv)	Small claims courts	282,209	137,859
(v)	Other claims	508,226	587,595

	Total	3,444,123	3,833,671

	Total provisions	5,131,768	5,616,317

	Current	1,058,521	1,223,526
	Non-current	4,073,247	4,392,791

In compliance with the relevant Law, the provisions are adjusted for inflation on a monthly basis.

Breakdown of contingent liabilities, per nature

The breakdown of contingent liabilities with a possible unfavorable outcome and, therefore, not recognized in accounting, is as follows:

	2014	2013
Labor	1,082,677	877,287
Tax	21,059,009	17,995,906
Civil	1,146,745	1,037,903

Total	23,288,431	19,911,096

Summary of movements in provision balances

	Labor	Tax	Civil	Total
Balance at Jan 1, 2013	1,579,138	765,294	4,075,205	6,419,637
Inflation adjustment	139,698	63,633	42,874	246,205
Additions/(reversals)	(154,616)	8,223	528,342	381,949
Write-offs for payment/terminations	(421,946)	(196,778)	(812,750)	(1,431,474)
Balance in 2013	1,142,274	640,372	3,833,671	5,616,317
Acquisition of investments—PT Portugal	7,471	86,198	48,040	141,709
Inflation adjustment	147,825	(29,680)	115,131	233,276
Additions/(reversals) (1) (i)	116,230	13,895	340,472	470,597
Write-offs for payment/terminations	(250,830)	(82,593)	(848,190)	(1,181,613)
Foreign exchange differences	5	69	36	110
Liabilities on held-for-sale assets	(7,951)	(95,640)	(45,037)	(148,628)
Balance in 2014	1,155,024	532,621	3,444,123	5,131,768

(1)	The movements in the provision in 2014 include the movements in continuing operations and in discontinued operations. The increase (reversal) of the provision include expenses related to continuing operations totaling R$463,087, and the remaining amount refers to discontinued operations.
(i)	In September 2014, Management reviewed the methodology used to calculate the provisions for losses in civil lawsuits—corporate lawsuits involving the financial participation agreements—including statistical techniques as a result of the higher experience accumulated in the matter. The change in estimate generated a reversal amounting to R$354,869, recognized in other operating income (expenses), net, which also include R$46,347 related to other expenses on the provision of contingencies.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

In 2013, Management reviewed the methodology used to calculate the provisions for losses in labor lawsuits including statistical techniques as a result of the higher experience accumulated in the matter. The change in estimate generated a reversal amounting to R$315,648.

Summary of the main matters related to the recognized provisions and contingent liabilities

Provisions

Labor

(i)	Overtime—refers to the claim for payment of salary and premiums by alleged overtime hours;

(ii)	Indemnities—refers to amounts allegedly due for occupational accidents, leased vehicles, occupational diseases, pain and suffering, and tenure;

(iii)	Sundry premiums—refer to claims of hazardous duty premium, based on Law 7369/85, regulated by Decree 93412/86, due to the alleged risk from employees’ contact with the electric power grid, health hazard premium, pager pay, and transfer premium;

(iv)	Stability/reintegration—claim due to alleged noncompliance with an employee’s special condition which prohibited termination of the employment contract without cause;

(v)	Supplementary retirement benefits—differences allegedly due on the benefit salary referring to payroll amounts;

(vi)	Salary differences and related effects—refer mainly to claims for salary increases due to alleged noncompliance with trade union agreements. As for the effects, these refer to the impact of the salary increase allegedly due on the other amounts calculated based on the employee’s salary;

(vii)	Lawyers/expert fees—installments payable to the plaintiffs’ lawyers and court appointed experts, when necessary for the case investigation, to obtain expert evidence.

(viii)	Severance pay—claims of amounts which were allegedly unpaid or underpaid upon severance;

(ix)	Labor fines—amounts arising from delays or nonpayment of certain amounts provided for by the employment contract, within the deadlines set out in prevailing legislation and collective bargaining agreements;

(x)	Supplement to FGTS fine—arising from understated inflation, refers to claims to increase the FGTS severance fine as a result of the adjustment of accounts of this fund due to inflation effects.

The Company filed a lawsuit against Caixa Econômica Federal to assure the reimbursement of all amounts paid for this purpose;

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

(xi)	Employment relationship—lawsuits filed by outsourced companies’ former employees claiming the recognition of an employment relationship with the Company or its subsidiaries by alleging an illegal outsourcing and/or the existence of elements that evidence such relationship, such as direct subordination;

(xii)	Joint liability—refers to the claim to assign liability to the Company, filed by outsourced personnel, due to alleged noncompliance with the latter’s labor rights by their direct employers;

(xiii)	Other claims—refer to different litigation including rehiring, profit sharing, qualification of certain allowances as compensation, etc.

Tax

(i)	ICMS—Refers to the provision considered sufficient by management to cover the various tax assessments related to: (a) levy of ICMS and not ISS on certain revenue; (b) claim and offset of credits on the purchase of goods and other inputs, including those necessary for network maintenance; and (c) tax assessments related to alleged noncompliance with accessory obligations.

(ii)	FUNTTEL—Provision recognized based on the change in the Universal Telecom Service Fund (FUST) fee calculation methodology, under ANATEL Abstract 7 (which no longer allows the deduction of Industrial Exploitation of Dedicated Lines (EILD) and interconnection charges from the calculation basis, not even retrospectively) and the potential impact on the FUNTTEL calculation basis. Based to the assessment conducted by the legal counsel retained by the Company to handle these administrative proceedings and lawsuits that the risk of an unfavorable outcome is possible, Management reversed the related provision.

(iii)	ISS—the Company and TMAR have provisions for tax assessment notices challenged because of the levy of ISS on several value added, technical, and administrative services, and equipment leases.

(iv)	ILL—TMAR offset the ILL paid up to calendar 1992 based on Federal Supreme Court (“STF”) decisions that declare the unconstitutionality of this tax. However, even though there is case law on the matter, a provision is maintained as there is no final decision of the criteria for the adjustments of these credits.

(v)	INSS—Provision related basically to probable losses on lawsuits discussing joint liability and indemnities.

(vi)	Other claims—Refer basically to provisions to cover Real Estate Tax (IPTU) assessments and several tax assessments related to income tax and social contribution collection.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

Civil

(i)	Corporate – Financial Participation Agreements—these agreements were governed by Administrative Rules 415/1972, 1181/1974, 1361/1976, 881/1990, 86/1991, and 1028/1996. Subscribers held a financial interest in the concessionaire after paying in a certain amount, initially recorded as capitalizable funds and subsequently recorded in the concessionaire’s equity, after a capital increase was approved by the shareholders’ meeting, thus generating the issuance of shares. The lawsuits filed against the former CRT—Companhia Riograndense de Telecomunicações, a company merged by the Company, challenge the way shares were granted to subscribers based on said financial participation agreements.

The Company used to recognize a provision for the risk of unfavorable outcome in these lawsuits based on certain legal doctrine. During 2009, however, decisions issued by appellate courts led the Company to revisit the amount accrued and the risk classification of the relevant lawsuits. The Company, considering obviously the peculiarities of each decision and based on the assessment made by its legal department and outside legal counsel, changed its estimate on the likelihood of an unfavorable outcome from possible to probable. In 2009, the Company’s management, based on the opinions of its legal department and outside legal counsel, revised the measurement criteria of the provision related to the financial interest agreements. Said revision contemplated additional considerations regarding the dates and the arguments of the final and unappealable decisions on ongoing lawsuits, as well as the use of statistical criteria to estimate the amount of the provision for those lawsuits. The Company currently accrues these amounts mainly taking into consideration (i) the criteria above, (ii) the number of ongoing lawsuits by matter discussed, and (iii) the average amount of historical losses, broken down by matter in dispute. In addition to these criteria, in 2013 the courts recognized, in several decisions, the enforcement of the twenty-year statute of limitations for the lawsuits that met this criterion and the Company, based on the opinion of its in-house and outside legal counsel, understands that the likelihood of loss is remote. Therefore, it is not necessary to set up a provision.

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

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

Based on current information, management believes that its estimate would not be materially impacted as at December 31, 2014, had these criteria already been adopted. There may be, however, significant changes in the items above, mainly regarding the market price of Company shares.

(ii)	ANATEL estimates—refer basically to alleged noncompliance with General Universal Service Targets Plan (“PGMU”) and General Quality Targets Plan (“PGMQ”) obligations;

(iii)	ANATEL fines—they largely refer to provisions for fines arising from failures to meet quality targets under the terms of the Procedures to Determine Noncompliance with Obligations (“PADOs”) of the PGMQ and the Quality Indicators Regulation (“RIQ”); and

(iv)	Small claims courts—claims filed by customers for which the individual indemnification compensation amounts do not exceed the equivalent of forty minimum wages;

(v)	Other claims—refer to several of ongoing lawsuits discussing contract terminations, certain agencies requesting the reopening of customer service centers, compensation claimed by former suppliers and building contractors, in lawsuits filed by equipment vendors against Company subsidiaries, revision of contractual terms and conditions due to changes introduced by a plan to stabilize the economy, and litigation mainly involving discussions on the breach of contracts, to which management and its legal counsel attribute a probable likelihood of an unfavorable outcome, etc.

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

The main contingencies classified with possible likelihood of an unfavorable outcome, according to the Company´s management’s opinion, based on its legal counsel’s assessment, are summarized below:

Labor

Refer to several lawsuits claiming, but not limited to, the payment of salary differences, overtime, hazardous duty and health hazard premium, and joint liability, which total approximately R$1,082,677 (R$877,287 in 2013).

Tax

The main ongoing lawsuits have the following matters:

(i)	ICMS—several ICMS assessment notifications, including two main matters: ICMS levied on certain revenue from services already subject to ISS or which are not part of the ICMS tax base, and utilization of ICMS credits claimed on the purchase of goods and other inputs, amounting approximately to R$7,554,421 (R$5,865,591 in 2013);

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

(ii)	ISS—alleged levy of this tax on subsidiary telecommunications services and discussion regarding the classification of the services taxed by the cities listed in Supplementary Law 116/2003, amounting approximately to R$2,588,849 (R$2,078,234 in 2013);

(iii)	INSS—tax assessments to add amounts to the contribution salary allegedly due by the Company, amounting approximately to R$995,994 (1,002,090 in 2013); and

(iv)	Federal taxes—several tax assessment notifications regarding basically the disallowances made on the calculation of taxes, errors in the completion of tax returns, transfer of PIS and COFINS and FUST related to changes in the interpretation of these taxes tax bases by ANATEL. These lawsuits amount approximately to R$9,919,745 (R$9,049,991 in 2013).

Civil

The main ongoing lawsuits do not have any lawsuits for which no court decision has been issued, and are mainly related, but not limited to, challenging of network expansion plans, compensation for pain and suffering and material damages, collection lawsuits, and bidding processes. These lawsuits total approximately R$1,146,745 (R$1,037,903 in 2013).

Guarantees

The Company has bank guarantee letters and guarantee insurance granted by several financial institutions and insurers to guarantee commitments arising from lawsuits, contractual obligations, and biddings with the ANATEL. The total adjusted amount of contracted guarantees and guarantee insurance, effective at December 31, 2014, corresponds to R$16,488,245 (R$15,498,243 in 2013),. The commission charges on these contracts are based on market rates.

22.	OTHER PAYABLES

	2014	2013
Unearned revenues	2,388,086	2,387,336
Advances from customers	635,681	485,619
Payable for the acquisition of equity interest	408,978	418,069
Payables for surety received from related companies
Consignation to third parties	43,062	59,291
Provision for asset decommissioning	14,835	14,256
Amounts payable—reverse share split		8,881
Other	46,229	7,810

Total	3,536,871	3,381,262

Current	1,021,719	847,810
Non-current	2,515,152	2,533,452

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

23.	EQUITY

(a)	Issued capital

Capital increase as a result of the business combination of Oi S.A. and PT

The Board of Directors approved, at the meetings held on April 30, 2014 and May 5, 2014, the capital increase of the Company totaling R$13,960 million (of which R$8,250 million in cash and R$5,710 million through the assignment of PT assets (Note 1)), through the issue and subscription of 2,262,544,570 common shares and 4,525,089,141 preferred shares, all of which are registered, book-entry and without par value.

Capital increase through the capitalization of reserves

The Board of Directors approved, at the meeting held on June 18, 2014, the capital increase of the Company totaling R$7,111, without the issue of new shares, through the capitalization of the profit reserve, aimed at incorporating into issued capital the reinvestment tax incentive of calendar year 2008. This capitalization shall be in due time submitted to the Company’s Extraordinary Shareholders’ Meeting for a decision on the amendment to Article 5 of our Bylaws.

Reverse Share Split

On November 18, 2014, the Company approved a 10 for 1 reverse share split of all Company common shares and preferred shares. i.e., consolidating 10 shares into a single common or preferred share, as applicable. The Company’s shares traded on the NYSE as ADSs were also be subject to this reverse share slip, following the same reverse share slip ratio used in Brazil, so that these ADSs will continue to be traded at the ratio of one ADS per each share.

As a result of the reverse share slip, the previous 2,861,553,190 common shares and 5,723,166,910 preferred shares are now represented by 286,155,319 common shares and 572,316,691 preferred shares, respectively.

As a result of the changes above, subscribed and paid-in capital is represented by the following shares without par value:

	Number of shares (in thousands)
	12/31/2014	05/05/2014	12/31/2013
Total capital in shares
Common shares	286,155	2,861,553	599,009
Preferred shares	572,317	5,723,167	1,198,078

Total	858,472	8,584,720	1,797,087

Treasury shares
Common shares	8,425	84,251	84,251
Preferred shares	7,281	72,808	72,808

Total	15,706	157,059	157,059

Outstanding shares
Common shares	277,730	2,777,302	514,758
Preferred shares	565,036	5,650,359	1,125,270

Total outstanding shares	842,766	8,427,661	1,640,028

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

The Company is authorized to increase its capital under a Board of Directors’ resolution, in common and preferred shares, up to the share capital ceiling of R$34,038,701,741.49, within the legal ceiling of 2/3 for the issuance of new nonvoting preferred shares.

By resolution of the Shareholders’ Meeting or Board of Directors’ Meeting, the Company’s capital can be increased by capitalizing retained earnings or reserves previously set up for this purpose by the Shareholders’ Meeting. Under these conditions, the capitalization can be made without any change in the number of shares.

Capital is represented by common and preferred shares without par value, and the Company is not required to maintain the current proportion of these types of share on capital increases.

By resolution of the Shareholders’ Meeting or the Board of Directors, the preemptive right on issuance of shares, warrants or convertible debentures can be cancelled in the cases provided for in Article 172 of the Brazilian Corporate Law.

(b)	Treasury shares

Treasury shares as at December 31, 2014 originate from the corporate events that took place in the first half of 2012 and the second quarter of 2014, described below:

(i)	on February 27, 2012 the Extraordinary Shareholders’ Meeting of Oi S.A. approved the Merger Protocol and Justification of Coari with and into the Company and, as a result, the cancelation of the all the treasury shares held by the Company on that date;

(ii)	on February 27, 2012 the Extraordinary Shareholders’ Meeting of Oi S.A. approved the Merger Protocol and Justification of TNL with and into the Company, and the Company’s shares then held by TNL, as a result of the merger of Coari with and into the Company, were canceled, except for 24,647,867 common shares that remained in treasury;

(iii)	starting April 9, 2012 Oi paid the reimbursement of shares to withdrawing shareholders;

(iv)	as a result of the Company’s capital increase approved by the Board of Directors on April 30 and May 5, 2014, and due to subscription made by PT in PT Portugal assets, R$263,028 was reclassified to treasury shares (Note 3.1—iv).

The treasury shares position corresponding to items (i), (ii) and (iii) referred to above, not taking into consideration item (iv) because this refers to a reclassification derived from cross-shareholdings, is as follows:

	Common shares (*)	Amount	Preferred shares (*)	Amount
Balance at Jan 1, 2013	84,251	880,378	72,808	1,224,146
Balance in 2013	84,251	880,378	72,808	1,224,146
Reverse share split	(75,826)		(65,527)
Balance in 2014	8,425	880,378	7,281	1,224,146

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

(*)	Number of shares in thousands

Historical cost in purchase of treasury shares (R$ per share)	2014	2013
Weighted average	13.40	13.40
Minimum	3.79	3.79
Maximum	15.25	15.25

Fair value of treasury shares

The fair value of treasury shares at the end of the reporting period was as follows:

	2014		2013
	Preferred	Common	Preferred	Common
Number of treasury shares (in thousands)	7,281	8,425	72,808	84,251
Quotation per share on BOVESPA (R$)	8.61	9.15	3.59	3.61
Market value	62,689	77,089	261,381	304,146

The table below shows the deduction of the amount of treasury shares from the reserve used in the repurchase:

	2014	2013
Carrying amount of capital reserves	3,977,623	3,977,623
Treasury shares	(2,104,524)	(2,104,524)
Balance, net of treasury shares	1,873,099	1,873,099

(c)	Capital reserves

Capital reserves are recognized pursuant to the following practices:

Special merger goodwill reserve: represents the net amount of the balancing item to goodwill recorded in assets, as provided for by CVM Instruction 319/1999.

Special merger reserve: net assets: represents the net assets merged by the Company under the corporate reorganization approved on February 27, 2012.

Investment grant reserve: recognized due to the investment grants received before the beginning of FY 2008 as a balancing item to an asset received by the Company.

Law 8200/91 special inflation adjustment reserve: recognized due to the special inflation adjustments to capital assets, the purpose of which was to offset distortions in inflation adjustment indices prior to 1991.

Interest on works in progress: consists of the balancing item to interest on works in progress incurred through December 31, 1998.

Other capital reserves: consist of the funds invested in income tax incentives before the beginning of FY 2008.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

(d)	Profit reserves

Profit reserves are recognized pursuant to the following practices:

Legal reserve: allocation of 5% of profit for the year up to the limit of 20% of capital. This allocation is optional when the legal reserve plus the capital reserves exceeds 30% of capital. This reserve is only used for capital increases or offset losses.

Investments reserve: consists of the balances of profit for the year, adjusted pursuant to Article 202 of Law 6404/76 and allocated after the payment of dividends. The profits for the year used to recognize this reserve were fully allocated as retained earnings by the related shareholders’ meetings in light of the Company’s investment budget and in accordance with Article 196 of the Brazilian Corporate Law.

(e)	Dividends and interest on capital

The Company’s Board of Directors approved the cancellation of the shareholder compensation policy for FYs 2013-2016, disclosed in a Material Fact Notice of August 13, 2013; therefore, the Company is subject only to the provisions of Law 6404/1976 and its Bylaws.

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

On February 25, 2015, the Board of Directors approved the capitalization of the investment reserve balance totaling R$1,933,354, as follows: (i) R$154 to capital increase and (ii) R$1,933,200 to recognize the capital reserves, without the issue of new shares.

The Company recorded loss for the year ended December 31, 2014 amounting to R$4,407,711. On March 25, 2015 the Board of Directors approved the Company profit allocation proposal, subject to approval by the da Annual Shareholders’ Meeting, as follows: (i) absorption of the legal reserve amounting to R$383,527 and R$4,024,184 for accumulated losses.

Mandatory minimum dividends calculated in accordance with Article 202 of Law 6404/1976:

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

	2014	2013	2012
Profit (loss) for the year	(4,407,711)	1,493,015	1,784,890
% of mandatory dividends		x 25%	x 25%
Mandatory minimum dividends		373,254	446,222
Additional dividends		126,746	391,322

Total dividends paid to shareholders		500,000	837,544

The Company did not recognize a legal reserve of 5% of profit for the year in 2013 because the balance of this reserve, plus the amount of the capital reserves, exceeds 30% of capital.

(f)	Share issue costs

We recognized in this line item the share issue costs in an amount of R$309,592, net of R$159,519, related to the corporate transactions: (1) capital increase, in accordance with the plan for the business combination between the Company and PT (Note 1) and (2) corporate reorganization of February 27, 2012. These costs directly attributable to the mentioned events are basically represented by expenses on the preparation of prospectus and reports, third-party professional services, fees and commissions, transfer costs, and registration costs.

(g)	Obligations in equity instruments

Under the exchange agreement entered into with PT SGPS on September 8, 2014, already approved at a PT SGP’S extraordinary shareholders’ meeting, the CVM, and still subject to approval at Oi’s extraordinary shareholders’ meeting, the Company assumed the obligation of acquiring for PT SGPS its own shares to settle the compensation right. Taking into account the nature of the asset received by the Company to consummate the Exchange, the contractual obligation was recognized as a contra entry to equity (Note 3.1).

(h)	Other comprehensive income

We recognize in this line item other comprehensive income, which includes hedge accounting gains and losses, actuarial gains and losses, foreign exchange differences arising on translating the net investment in foreign subsidiaries, including exchange differences in intragroup loans that are part of the net investment in foreign subsidiaries, reclassification adjustments, and the tax effects related to these components, which are not recognized in the income statements.

(i)	Basic and diluted earnings (loss) per share

The Company’s Bylaws award different rights to holders of common and preferred shares with respect to dividends, voting rights, and in case of liquidation of the Company. Accordingly, basic and diluted earnings (losses) per share were calculated based on profit for the year available to common and preferred shareholders.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

Basic

Basic earnings (losses) per share are calculated by dividing the profit (loss) attributable to the owners of the Company, available to common and preferred shareholders, by the weighted average number of common and preferred shares outstanding during the year.

Diluted

Diluted earnings (losses) per share are calculated by adjusting the weighted average number of outstanding common and preferred shares, to estimate the dilutive effect of all convertible securities. Currently we do not have any potentially dilutive shares.

The table below shows the calculations of basic and diluted earnings (losses) per share:

	2014	2013	2012
Profit for the year from continuing operations	6,828	1,493,015	1,784,890
Loss for the year from discontinued operations (net of taxes)	(4,414,539)
Profit (loss) attributable to owners of the Company	(4,407,711)	1,493,015	1,784,890
Profit (loss) allocated to common shares – basic and diluted	(4,407,711)	468,615	560,225
Profit allocated to preferred shares – basic and diluted		1,024,400	1,224,665
Weighted average number of outstanding shares (in thousands of shares)
Common shares – basic and diluted	202,312	51,476	51,476
Preferred shares – basic and diluted	414,200	112,527	112,527
Earnings (losses) per share (in reais):
Common shares – basic and diluted	(7.15)	9.10	10.90
Preferred shares – basic and diluted	(7.15)	9.10	10.90
Earnings per share – continuing operations
Common shares – basic and diluted	0,01	9.10	10.90
Preferred shares – basic and diluted	0.01	9.10	10.90
Earnings (losses) per share – discontinued operations:
Common shares – basic and diluted	(7.16)
Preferred shares – basic and diluted	(7.16)

Retrospective adjustment

As required by CPC 41, we have adjusted retrospectively the calculation of basic and diluted earnings per share taking into consideration the new shareholding structure resulting from the reverse share split described in item (a) above.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

24.	EMPLOYEE BENEFITS

(a)	Pension funds

The Company and its subsidiaries sponsor retirement benefit plans (“pension funds”) for their employees, provided that they elect to be part of such plan, and current beneficiaries. The table below shows the existing pension plans at December 31, 2014.

Benefit plans	Sponsors	Manager

TCSPREV	Oi, Oi Móvel, BrT Multimídia, Oi Internet and BrTI	FATL

BrTPREV	Oi, Oi Móvel, BrT Multimídia, Oi Internet and BrTI	FATL

TelemarPrev	Oi, TMAR, Oi Móvel and Telemar Internet	FATL

PAMEC	Oi	Oi

PBS-A	TMAR and Oi	Sistel

PBS-Telemar	TMAR	FATL

PBS-TNCP	Oi Móvel	Sistel

CELPREV	Oi Móvel	Sistel

Sistel – Fundação Sistel de Seguridade Social

FATL – Fundação Atlântico de Seguridade Social

Telemar Participações S.A., the Company’s parent, is one of the sponsors the TelemarPrev benefit plan.

For purposes of the pension plans described in this note, the Company can also be referred to as the “Sponsor”.

The sponsored plans are valued by independent actuaries at the end of the annual reporting period. For the year ended December 31, 2014, the actuarial valuations were performed by Mercer Human Resource Consulting Ltda. The Bylaws provide for the approval of the supplementary pension plan policy, and the joint liability attributed to the defined benefit plans is ruled by the agreements entered into with the pension fund entities, with the agreement of the National Pension Plan Authority (PREVIC), as regards the specific plans. PREVIC is the official agency that approves and oversees said plans.

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

Provisions for pension funds

Refer to the recognition of the actuarial deficit of the defined benefit plans, as shown below:

	2014	2013
BrTPREV plans	473,554	640,145
PAMEC plan	2,981	3,417

Total	476,535	643,562

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

Current	129,662	184,295
Non-current	346,873	459,267

Assets recognized to be offset against future employer contributions

The Company recognized TCSPREV Plan assets related to: (i) sponsor contributions which participants that left the Plan are not entitled to redeem; and (ii) part of the Plan’s surplus attributed to the sponsor.

The assets recognized are used to offset future employer contributions. These assets are broken down as follows:

	2014	2013
TCSPREV Plan	47,496	69,793

Total	47,496	69,793

Current	1,744	9,596
Non-current	45,752	60,197

Features of the sponsored supplementary pension plans

1)	FATL

FATL, close-end, multiple sponsor, multiple plan pension fund, is a nonprofit, private pension-related entity, with financial and administrative independence, headquartered in Rio de Janeiro, State of Rio de Janeiro, engaged in the management and administration of pension benefit plans for the employees of its sponsors.

Plans

(i)	BrTPREV

Variable contribution pension Benefit Plan, enrolled with the CNPB under No. 2002.0017-74.

On July 31, 2012 the Fundador/Alternativo Benefit Plan, enrolled with the CNPB under No. 1991.0015-92, was effectively merged with and into the BrTPREV Benefit Plan, approved by PREVIC Administrative Rule 378, of July 11, 2012.

Upon the effective merger (on July 31, 2012), the Participants and Beneficiaries of the Fundador/Alternativo Benefit Plan automatically become Participants and Beneficiaries of BrTPREV, maintaining the same categories they had on the day immediately before that date.

The monthly, mandatory Basic Contribution of the BrTPREV group Participants corresponds to the product obtained, in whole numbers, by applying a percentage to the Contribution Salary (SP), according to the Participant’s age and option, as follows: (i) Age up to 25 years old—Basic Contribution cohort of 3 and 8 percent of the SP; (ii) Age 26 to 30 years old—Basic Contribution cohort of 4 to 8 percent of the SP; (iii) Age 31 to 35 years old—Basic Contribution cohort of 5 to 8 percent of the SP; (iv) Age 36 to 40 years old—Basic Contribution cohort of 6 to 8 percent of the SP;

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

(v) Age 41 to 45 years old—Basic Contribution cohort of 7 to 8 percent of the SP; and (vi) Age 46 years old or more—Basic Contribution cohort of 8 percent of the SP.

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

The contributions from Active Participants of the PBS-Telemar Benefit Plan correspond to the sum of: (i) 0.5 to 1.5 percent of the Contribution Salary (according to the participant’s age on enrollment date); (ii) 1% of Contribution Salary that exceeds half of one Standard Unit; and (iii) 11% of the Contribution Salary that exceeds one Standard Unit. The Sponsors’ contributions are equivalent to 8% of the payroll of active participants of the plan. The plan is funded under the capitalization approach.

(iii)	TelemarPrev

Variable contribution pension Benefit Plan, enrolled with the CNPB under No. 2000.0065-74.

A participant’s regular contribution is comprised of two portions: (i) basic—equivalent to 2% of the contribution salary; and (ii) standard—equivalent to 3% of the positive difference between the total contribution salary and the social security contribution. The additional extraordinary contributions from participants are optional and can be made in multiples of 0.5 percent of the Contribution Salary, for a period of not less than six (6) months. Nonrecurring extraordinary contributions from a participant are also optional and cannot be lower than 5 percent of the Contribution Salary ceiling.

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

Variable contribution pension Benefit Plan, enrolled with the National Register of Benefit Plans (CNPB) under No. 2000.0028-38.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

The monthly, mandatory Basic Contribution of the TCSPREV group Participants corresponds to the product obtained, in whole numbers, by applying a percentage, chosen by the Participant, to the Contribution Salary (SP) as follows: (i) Age up to 25 years old—basic contribution cohort of 3 and 8 percent of the SP; (ii) Age 26 to 30 years old—basic contribution cohort of 4 to 8 percent of the SP; (iii) Age 31 to 35 years old—basic contribution cohort of 5 to 8 percent of the SP; (iv) Age 36 to 40 years old—basic contribution cohort of 6 to 8 percent of the SP; (v) Age 41 to 45 years old—basic contribution cohort of 7 to 8 percent of the SP; and (vi) Age 46 years old or more—basic contribution cohort of 8 percent of the SP.

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

Sistel is a nonprofit, private welfare and pension entity, established in November 1977, which is engaged in creating private plans to grant benefits in the form of lump sums or annuities, supplementary or similar to the government retirement pensions, to the employees and their families who are linked to Sistel’s sponsors.

Plans

(i)	PBS-A

Defined benefit plan jointly sponsored with other sponsors associated to the provision of telecommunications services and offered to participants who held the status of beneficiaries on January 1, 2000.

Contributions to the PBS-A are contingent on the determination of an accumulated deficit. As at December 31, 2014, date of the last actuarial valuation, the plan presented a surplus.

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

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

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

A participant can make three types of contributions: (i) basic regular contribution: percentage ranging from 0 to 2 percent of his/her contribution salary; (ii) additional regular contribution: percentage from 0 to 6 percent of the share of his/her contribution salary that exceeds one Standard Reference Unit of the Plan; and (iii) voluntary contribution: percentage of the contribution salary freely chosen by the participant.

The sponsor can make four types of contributions: (i) basic regular contribution: contribution equal to the participant’s basic regular contribution, less the contributions made to fund sick pay and administrative expenses; (ii) additional regular contribution: equal to the participant’s additional regular contribution, less the contributions to administrative expense; (iii) nonrecurring contribution: made voluntarily and with the frequency set by the sponsor; and (iv) special contribution: contribution intended exclusively for the sponsor’s employees who are not part of the PBS plan and who have joined the plan within 90 days from the effective date of CELPREV.

3)	PAMEC-BrT—Assistance plan managed by the Company

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

Status of the sponsored plans, revalued at the end of the reporting period (FATL)

The table below shows the data of the sponsored defined benefit pension plans:

	2014
	BrTPREV	TCSPREV	PBS-Telemar	TelemarPrev
RECONCILIATION OF ASSETS AND LIABILITIES
Actuarial obligations on vested benefits	1,998,671	441,505	240,702	2,489,091
Actuarial obligations on unvested benefits	25,178	60,928	7,131	392,919

(=) Total present value of actuarial	2,023,849	502,433	247,833	2,882,010

Fair value of plan assets	(1,550,295)	(1,434,836)	(257,937)	(3,118,897)

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

(=) Actuarial liability/(asset), net	473,554	(932,403)	(10,104)	(236,887)
Effect of the asset/onerous liability recognition ceiling		884,907	10,104	236,887
(=) Recognized net actuarial liability/(asset) (1)	473,554	(47,496)

	2013
	BrTPREV	TCSPREV	PBS-Telemar	TelemarPrev
RECONCILIATION OF ASSETS AND LIABILITIES
Actuarial obligations on vested benefits	1,916,503	415,262	227,664	2,318,635
Actuarial obligations on unvested benefits	25,198	65,793	8,220	404,307

(=) Total present value of actuarial	1,941,701	481,055	235,884	2,722,942

Fair value of plan assets	(1,301,556)	(1,442,656)	(264,224)	(3,203,900)
(=) Actuarial liability/(asset), net	640,145	(961,601)	(28,340)	(480,958)
Effect of the asset/onerous liability recognition ceiling		891,808	28,340	480,958
(=) Recognized net actuarial liability/(asset) (1)	640,145	(69,793)

(1)	The Company determines the amount available to deduct from future contributions according to the applicable legal provisions and the benefit plan charter.

The amount of he asset linked to the TCSPREV plan recognized in the Company’s financial statements, totaling R$47,496 (R$69,793 in 2013), does not exceed the present value of future contributions.

	2014
	BrTPREV	TCSPREV	PBS-Telemar	TelemarPrev
MOVEMENTS IN NET ACTUARIAL LIABILITIES/(ASSETS)
Present value of actuarial obligation at beginning of year	1,941,701	481,055	235,884	2,722,942
Interest on actuarial liabilities	219,629	54,689	26,755	310,463
Cost of current service	230	797	121	3,589
Participant contributions made in the year			52
Benefits paid, net	(167,661)	(36,569)	(18,507)	(216,057)
Result of the benefit obligation allocated to other comprehensive income	29,950	2,461	3,528	61,073
Present value of actuarial obligation at end of year	2,023,849	502,433	247,833	2,882,010
Fair value of assets at beginning of year	1,301,556	1,442,656	264,224	3,203,900
Return of plan assets	151,143	168,446	30,117	367,360
Amortizing contributions received from sponsor	123,304
Regular contributions received by plan			129
Sponsor			77
Participants			52
Payment of benefits	(167,661)	(36,569)	(18,507)	(216,057)
Result of the benefit obligation allocated to other comprehensive income	141,953	(139,697)	(18,026)	(236,306)
Fair value of plan assets at yearend	1,550,295	1,434,836	257,937	3,118,897
(=) Net actuarial liability/(asset) amount	473,554	(932,403)	(10,104)	(236,887)
Effect of the asset/onerous liability recognition ceiling		884,907	10,104	236,887
(=) Net actuarial liability/(asset) recognized	473,554	(47,496)

	2013
	BrTPREV	TCSPREV	PBS-Telemar	TelemarPrev
MOVEMENTS IN NET ACTUARIAL LIABILITIES/(ASSETS)
Present value of actuarial obligation at beginning of year	2,262,524	571,785	277,397	3,266,856
Interest on actuarial liabilities	194,093	49,310	23,839	282,499
Cost of current service	782	1,836	235	12,197
Participant contributions made in the year			52
Benefits paid, net	(160,633)	(35,504)	(18,309)	(203,607)
Result of the benefit obligation allocated to other comprehensive income	(355,065)	(106,372)	(47,330)	(635,003)
Present value of actuarial obligation at end of year	1,941,701	481,055	235,884	2,722,942
Fair value of assets at beginning of year	1,396,614	1,543,104	323,480	3,526,899
Return of plan assets	121,714	135,651	27,942	305,614
Amortizing contributions received from sponsor	116,803

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

Regular contributions received by plan			137
Sponsor			85
Participants			52
Payment of benefits	(160,633)	(35,504)	(18,309)	(203,607)
Result of the benefit obligation allocated to other comprehensive income	(172,942)	(200,595)	(69,026)	(425,006)
Fair value of plan assets at yearend	1,301,556	1,442,656	264,224	3,203,900
(=) Net actuarial liability/(asset) amount	640,145	(961,601)	(28,340)	(480,958)
Effect of the asset/onerous liability recognition ceiling		891,808	28,340	480,958
(=) Net actuarial liability/(asset) recognized	640,145	(69,793)

	2014
	BrTPREV	TCSPREV	PBS-Telemar	TelemarPrev
BENEFIT EXPENSE (INCOME) COMPONENT
Cost of current service	230	797	121	3,589
Interest on actuarial liabilities	219,629	54,689	26,755	310,463
Return of plan assets	(151,143)	(168,446)	(30,117)	(367,360)
Interest on onerous liability		105,501	3,353	56,897
Effect of the unrecognized net actuarial asset			(112)	(3,589)
Expense (income) recognized in income statement	68,716	(7,459)
Expense (income) recognized in other comprehensive income	(112,003)	29,756

Total expense (income) recognized	(43,287)	22,297

	2013
	BrTPREV	TCSPREV	PBS-Telemar	TelemarPrev
BENEFIT EXPENSE (INCOME) COMPONENT
Cost of current service	782	1,837	235	12,197
Interest on actuarial liabilities	194,092	49,310	23,839	282,499
Return of plan assets	(121,714)	(135,651)	(27,942)	(305,614)
Interest on onerous liability		76,507	4,096	23,115
Effect of the unrecognized net actuarial asset			(228)	(12,197)
Expense (income) recognized in income statement	73,160	(7,997)
Expense (income) recognized in other comprehensive income	(182,121)	48,826

Total expense (income) recognized	(108,961)	40,829

The sponsors’ contributions to the pension plans estimated for 2015 amount R$129,378.

The main actuarial assumptions used in the calculations of the TelemarPREV, PBS-Telemar, BrTPREV, and TCSPREV plans were as follows:

	2014
	BrTPREV	TCSPREV	PBS-Telemar	TelemarPrev
MAIN ACTUARIAL ASSUMPTIONS USED
Nominal discount rate of actuarial liability	11.83%	11.83%	11.83%	11.83%
Estimated inflation rate	5.50%	5.50%	5.50%	5.50%
Estimated nominal salary increase index	7.08%	6.45%	5.5%	6.56% to 8.24%
Estimated nominal benefit growth rate	5.50%	5.50%	5.50%	5.50%
Total expected rate of return on plan assets	11.83%	11.83%	11.83%	11.83%
General mortality biometric table	AT-2000	AT-2000	AT-2000	AT-2000
Biometric disability table	Zimmermann Nichzugs	Zimmermann Nichzugs	Zimmermann Nichzugs	Zimmermann Nichzugs
Biometric disabled mortality table	Winklevoss	Winklevoss	Winklevoss	Winklevoss
Turnover rate	7.3%	8.2%	Nil	0% to 12%

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

	2013
	BrTPREV	TCSPREV	PBS-Telemar	TelemarPrev
MAIN ACTUARIAL ASSUMPTIONS USED
Nominal discount rate of actuarial liability	11.83%	11.83%	11.83%	11.83%
Estimated inflation rate	5.50%	5.50%	5.50%	5.50%
Estimated nominal salary increase index	7.93%	7.93%	7.93%	5.5% to 10.9%
Estimated nominal benefit growth rate	5.50%	5.50%	5.50%	5.50%
Total expected rate of return on plan assets	11.83%	11.83%	11.83%	11.83%
General mortality biometric table	AT2000	AT2000	AT2000	AT2000
Biometric disability table	Zimmermann Nichzugs	Zimmermann Nichzugs	Zimmermann Nichzugs	Zimmermann Nichzugs
Biometric disabled mortality table	Winklevoss	Winklevoss	Winklevoss	Winklevoss
Turnover rate	6%	6%	Nil	0% to 14.5%

ADDITIONAL DISCLOSURES—2014

a)	Plans’ assets and liabilities correspond to the amounts as at December 31, 2014.
b)	Master file data used for the plans managed by FATL are as at August 31, 2014, projected for December 31, 2014.

Status of the sponsored plans, revalued at the end of the annual reporting period (SISTEL and PAMEC)

	2014
	PBS-A	PAMEC	PBS-TNCP	CELPREV
RECONCILIATION OF ASSETS AND LIABILITIES
Actuarial obligations on vested benefits	3,869,773	2,981	23,551
Actuarial obligations on unvested benefits			2,291	94

(=) Total present value of actuarial	3,869,773	2,981	25,842	94

Fair value of plan assets	(7,452,866)		(48,794)	(2,367)
(=) Actuarial liability/(asset), net	(3,583,093)	2,981	(22,952)	(2,273)
Effect of the asset/onerous liability recognition ceiling	2,741,475		22,952	2,273
(=) Actuarial liability/(asset), net	(841,618)	2,981
Unrecognized net actuarial asset	841,618
(=) Net actuarial liability/(asset) recognized		2,981

	2013
	PBS-A	PAMEC	PBS-TNCP	CELPREV
RECONCILIATION OF ASSETS AND LIABILITIES
Actuarial obligations on vested benefits	3,727,809	3,417	22,229
Actuarial obligations on unvested benefits			1,968	117

(=) Total present value of actuarial	3,727,809	3,417	24,197	117

Fair value of plan assets	(6,968,153)		(45,312)	(1,668)
(=) Actuarial liability/(asset), net	(3,240,344)	3,417	(21,115)	(1,551)
Effect of the asset/onerous liability recognition ceiling	2,496,803		21,115	1,551
(=) Actuarial liability/(asset), net	(743,541)	3,417
Unrecognized net actuarial asset	743,541
(=) Net actuarial liability/(asset) recognized		3,417

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

	2014
	PBS-A	PAMEC	PBS-TNCP	CELPREV
MOVEMENTS IN NET ACTUARIAL LIABILITIES/(ASSETS)
Present value of actuarial obligation at beginning of year	3,727,809	3,417	24,197	117
Interest on actuarial liabilities	420,619	396	2,758	13
Cost of current service			58	5
Benefits paid, net	(354,808)	(110)	(1,835)
Participant contributions made in the year			56	2
Result of the benefit obligation allocated to other comprehensive income	76,153	(722)	608	(43)
Present value of actuarial obligation at end of year	3,869,773	2,981	25,842	94
Fair value of assets at beginning of year	6,968,153		45,312	1,668
Expected return for the year	803,952		5,258	197
Regular contributions received by plan		110	77	7
Sponsor		110	21	5
Participants			56	2
Payment of benefits	(354,808)	(110)	(1,835)
Result of the benefit obligation allocated to other comprehensive income	35,569		(18)	495
Fair value of plan assets at yearend	7,452,866		48,794	2,367
(=) Net actuarial liability/(asset) amount	(3,583,093)	2,981	(22,952)	(2,273)
Effect of the asset/onerous liability recognition ceiling	2,741,475		22,952	2,273
(=) Actuarial liability/(asset), net	(841,618)	2,981
Unrecognized net actuarial asset	841,618
(=) Net actuarial liability/(asset) recognized		2,981

	2013
	PBS-A	PAMEC	PBS-TNCP	CELPREV
MOVEMENTS IN NET ACTUARIAL LIABILITIES/(ASSETS)
Present value of actuarial obligation at beginning of year	4,269,767	4,877	28,570	128
Interest on actuarial liabilities	365,303	426	2,464	11
Cost of current service			82	5
Benefits paid, net	(380,863)	(253)	(1,929)
Participant contributions made in the year			23	5
Result of the benefit obligation allocated to other comprehensive income	(526,398)	(1,633)	(5,013)	(32)
Present value of actuarial obligation at end of year	3,727,809	3,417	24,197	117
Fair value of assets at beginning of year	6,717,801		53,299	1,933
Expected return for the year	582,933		4,664	172
Regular contributions received by plan		253	62	9
Sponsor		253	39	4
Participants			23	5
Payment of benefits	(380,863)	(253)	(1,929)
Result of the benefit obligation allocated to other comprehensive income	48,282		(10,784)	(446)
Fair value of plan assets at yearend	6,968,153		45,312	1,668
(=) Net actuarial liability/(asset) amount	(3,240,344)	3,417	(21,115)	(1,551)
Effect of the asset/onerous liability recognition ceiling	2,496,803		21,115	1,551
(=) Actuarial liability/(asset), net	(743,541)	3,417
Unrecognized net actuarial asset	743,541
(=) Net actuarial liability/(asset) recognized		3,417

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

	2014
	PBS-A	PAMEC	PBS-TNCP	CELPREV
BENEFIT EXPENSE (INCOME) COMPONENT
Cost of current service		396	58	5
Interest on actuarial liabilities	420,619		2,758	13
Return of plan assets	(803,951)		(5,258)	(197)
Interest on onerous liability	295,371		2,498	184
Effect of the unrecognized net actuarial asset	87,961		(56)	(5)
Expense (income) recognized in income statement		396
Expense (income) recognized in other comprehensive income	10,116	(723)	(35)
Effect of the unrecognized net actuarial asset	(10,116)		35

Total expense (income) recognized		(327)

	2013
	PBS-A	PAMEC	PBS-TNCP	CELPREV
BENEFIT EXPENSE (INCOME) COMPONENT
Cost of current service		426	82	5
Interest on actuarial liabilities	365,304		2,464	11
Return of plan assets	(582,934)		(4,664)	(171)
Interest on onerous liability	183,681		2,199	160
Effect of the unrecognized net actuarial asset	33,949		(81)	(5)
Expense (income) recognized in income statement		426
Expense (income) recognized in other comprehensive income	327,711	(1,632)	(42)	(1)
Effect of the unrecognized net actuarial asset	(327,711)		42	1

Total expense (income) recognized		(1,206)

The sponsors’ contributions to the pension plans managed by Sistel estimated for 2015 amount R$30.

The main actuarial assumptions used in the calculations of the PBS-A, PAMEC, PBS-TNCP and CELPREV plans were as follows:

	2014
	PBS-A	PAMEC	PBS-TNCP	CELPREV
MAIN ACTUARIAL ASSUMPTIONS USED
Nominal discount rate of actuarial liability	11.83%	11.83%	11.83%	11.83%
Estimated inflation rate	5.50%	5.50%	5.50%	5.50%
Estimated nominal salary increase index	N.A.	N.A.	10.45%	5.50%
Estimated nominal benefit growth rate	5.50%	N.A.	5.50%	5.50%
Nominal medical costs growth rate	N.A.	8.67%	N.A.	N.A.
Total expected rate of return on plan assets	11.83%	11.83%	11.83%	11.83%
General mortality biometric table	AT2000	AT2000	AT2000	AT2000
Biometric disability table	Zimmermann Nichzugs	Zimmermann Nichzugs	Zimmermann Nichzugs	Zimmermann Nichzugs
Biometric disabled mortality table	Winklevoss	Winklevoss	Winklevoss	Winklevoss
Starting age of benefit	N.A.	N.A.	57 years	55 years
Turnover rate	N.A.	N.A.	Nil	Nil

	2013
	PBS-A	PAMEC	PBS-TNCP	CELPREV
MAIN ACTUARIAL ASSUMPTIONS USED
Nominal discount rate of actuarial liability	11.83%	11.83%	11.83%	11.83%
Estimated inflation rate	5.50%	5.50%	5.50%	5.50%

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

Estimated nominal salary increase index	N.A.	N.A.	10.92%	8.80%
Estimated nominal benefit growth rate	5.50%	N.A.	5.50%	5.50%
Nominal medical costs growth rate	N.A.	7.67%	N.A.	N.A.
Total expected rate of return on plan assets	11.83%	11.83%	11.83%	11.83%
General mortality biometric table	AT2000	AT2000	AT2000	AT2000
Biometric disability table	Zimmermann Nichzugs	Zimmermann Nichzugs	Zimmermann Nichzugs	Zimmermann Nichzugs
Biometric disabled mortality table	Winklevoss	Winklevoss	Winklevoss	Winklevoss
Starting age of benefit	N.A.	N.A.	N.A.	55 years
Turnover rate	N.A.	Nil	Nil	Nil

N.A. = Not applicable.

ADDITIONAL DISCLOSURES—2014

a)	The plans’ assets and liabilities correspond to the amounts as at December 31, 2014.
b)	Master file data used for the SISTEL plans are as at July 31, 2014 and for PAMEC plans are as at October 31, 2014, both projected for December 31, 2014.

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

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

The allocation of plan assets as at December 31, 2014 is as follows:

ASSET SEGMENT	PBS- Telemar	Telemar Prev	CEL PREV	PBS-TNCP	BrTPREV	TCS PREV	PBS-A
Fixed income	83.00%	81.00%	85.00%	90.00%	83.00%	83.00%	77.00%
Variable income	4.00%	6.00%	13.00%	9.00%	4.00%	4.00%	15.00%
Structured investments	11.00%	11.00%	—	—	11.00%	11.00%	—
Investments abroad	—	—	—	—	—	—	—
Real estate	1.00%	1.00%	—	—	1.00%	1.00%	7.00%
Loans to participants	1.00%	1.00%	2.00%	1.00%	1.00%	1.00%	1.00%

Total	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%	100.00%

(b)	Employee profit sharing

In the period ended December 31, 2014, the Company and its subsidiaries recognized provisions for employee profit sharing based on individual and corporate goal attainment estimates totaling R$290,137.

Share-based compensation

The Company requested the CVM’s approval of the transfer of Company treasury shares, specifically as regards the shares linked to the Special Long-term Bonus Program, as prescribed by Article 2 of CVM Instruction 10/1980. On December 3, 2013, the CVM’s board unanimously decided to (i) authorize the transfer of Company treasury share to the Long-term Incentive (ILP) beneficiaries, provided that all the requirements of CVM Instruction 10/1980 were met, and (ii) require the approval of the Company’s ILP plan at a shareholders’ meeting. However, the Company and the Board of Directors are revising the Long-term Incentive Plan to ensure it is better greater aligned with the new Company management cycle and priorities.

25.	SEGMENT INFORMATION

The Company’s management uses operating segment information for decision-making. The operating segments are identified according to the nature of the services and the technology used to provide the telecommunications services.

The revenue generation of each business segment is assessed by Management based on a view segmented by customer, into the following categories:

•	Residential Services, focused on the sale of fixed telephony services, including voice services, data communication services (broadband), and pay TV;

•	Personal Mobility, focused on the sale of mobile telephony services to subscription and prepaid customers, and mobile broadband customers; and

•	SMEs/Corporate, which includes corporate solutions offered to our small, medium-sized, and large corporate customers.

The performance of each business segment of the continuing operations is obtained in the Company’s and its subsidiaries’ accounting records and is segregated as follows:

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

Breakdown of results from operations

	2014	2013	2012
Residential	9,995,205	10,302,910	8,940,965
Personal mobility	9,011,200	9,289,893	8,010,324
SMEs/Corporate	8,311,458	8,454,923	7,695,184
Other services and businesses	929,236	374,421	514,558
Net operating revenue	28,247,099	28,422,147	25,161,031
Operating expenses
Depreciation and amortization	(4,535,418)	(4,278,477)	(3,220,587)
Interconnection	(2,689,815)	(3,965,623)	(3,914,543)
Personnel	(2,829,307)	(2,534,222)	(2,238,101)
Third-party services	(6,258,606)	(6,119,733)	(5,347,005)
Grid maintenance service	(1,923,074)	(2,328,140)	(2,029,245)
Handset and other costs	(730,444)	(515,377)	(507,465)
Advertising and publicity	(674,275)	(556,500)	(442,932)
Rentals and insurance	(3,119,521)	(2,119,684)	(1,603,159)
Provisions/reversals	(779,314)	(656,849)	(399,632)
Allowance for doubtful accounts	(649,463)	(922,779)	(502,509)
Taxes and other expenses	(1,628,867)	(1,507,701)	(586,063)
Other operating income, net	3,245,643	2,369,555	389,859
OPERATING INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	5,674,638	5,286,617	4,759,649
FINANCIAL INCOME (EXPENSES)
Financial income	1,344,767	1,375,217	2,275,106
Financial expenses	(5,891,332)	(4,649,665)	(4,490,889)
PRETAX INCOME	1,128,073	2,012,169	2,543,866
Income tax and social contribution	(1,119,955)	(519,154)	(758,939)
PROFIT (LOSS) FOR THE YEAR	8,118	1,493,015	1,784,927

26.	RELATED-PARTY TRANSACTIONS

Transactions with unconsolidated related parties

	2014	2013
Accounts receivable and other assets	1,586,372	19,237
PT Portugal		10,272
Unitel (i)	1,375,162	1,855
Multitel (ii)	24,282
PT-ACS	15,114
Fundação PT	7,387
Sportinvest Multimédia (iii)	105,492
Siresp	40
Fibroglobal (iv)	48,134
Yunit (v)	7,454
Contax	3,307	6,540
TODO		570

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

(i)	This line item includes dividends receivable by PT Ventures from said subsidiary, amounting to R$1,260 million and accounts receivable related to services rendered amounting to R$52.5 million.
(ii)	This line item includes financing granted to this subsidiary amounting approximately to R$3.0 million.
(iii)	This line item includes financing granted to this subsidiary amounting approximately to R$105.3 million.
(iv)	This line item includes financing granted to this subsidiary amounting approximately to R$44.4 million.
(v)	This line item includes financing granted to this subsidiary amounting approximately to R$7.2 million.

	2014	2013
Trade and other payables	61,603	57,626
PT Portugal		2,006
Unitel	1,484
Multitel	1,217
PT-ACS	599
Fundação PT	2
Sportinvest Multimédia	291
Siresp	6
Fibroglobal	9,564
Yunit	669
Contax	41,832	27,625
TODO	5,587	19,692
Ability	7
PT Inovação e Sistemas		7,384
Veotex	345	919

	2014	2013
Revenue
Revenue from services rendered	34,596	42,727
PT Portugal		11,348
Unitel	2,816	1,116
Contax	30,754	27,383
TODO	1,026	2,169
Ability		711

	2014	2013
Costs/expenses
Operating costs and expenses	(57,278)	(77,652)
PT Portugal		(2,268)
PT Inovação e Sistemas		(8,559)
PT Cloud e Data		(375)
PT Comunicações		(892)
Unitel	(8.204)
Multitel	(339)
PT-ACS	(3.887)
Sportinvest Multimédia	(669)
Fibroglobal	(10.974)
Veotex	(10,221)	(9,642)
TODO	(22,984)	(31,742)
Ability		(24,174)

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

Services provided by Contax

The Company and subsidiaries TMAR and Oi Móvel engage call center and collection services from Contax, which is controlled by shareholders that are part of the Company’s control block. Contax provides customer services to fixed-line telephony customers, outbound telemarketing services to capture new mobile telephony customers, support to prepaid and subscription mobile telephony customers, technical support to Velox subscribers (ADSL), and collection services. Total costs of services provided by Contax for the year ended December 31, 2014 were R$1,610,923 (R$1,602,170 in 2013).

Financing agreements with the BNDES

The Company entered into financing agreements with BNDES, controlling shareholder of BNDESPAR, which holds 5.099% (13.05% in 2013) of the voting capital of TmarPart, holding company of the Group and, therefore, a Company related party.

The balance due related to BNDES financing, as at December 31, 2014, was R$5,872 million (R$5,916 million in 2013) and related financial expenses totaling R$476 million (R$464 million in 2013) were recognized.

Amounts receivable from and payable to the owners of the Company

As at December 31, 2014 the Company recognizes receivables from and payables to the Andrade Gutierrez group amounting to R$1,523 and R$238, respectively, receivables from the La Fonte group amounting to R$301, and receivables from Fundação Petros amounting to R$313.

Compensation of key management personnel

The compensation of the officers responsible for planning, managing and controlling the Company’s activities, including the compensation of the directors and executive officers, totaled R$25,565 (R$15,147 in 2013).

27.	INSURANCE

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

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

The insurance policies provide the following coverage, per risk and type of asset:

	2014	2013
Insurance line
Operational risks and loss of profits	600,000	600,000
Civil liability—third parties (i)	212,496	187,408
Fire—inventories	150,000	100,000
Concession warranty—TMAR	27,816	49,551
Concession warranty—Oi	11,170	16,694
Theft—inventories	20,000	20,000
Civil liability—general	20,000	20,000
Civil liability—vehicles	3,000	3,000

(i)	Based on the foreign exchange rate prevailing at December 31, 2014 (ptax): US$1=R$2.6562

28.	OTHER INFORMATION

(a)	Held-for-sale assets and discontinued operations

Sale of PT Portugal shares to Altice

On December 9, 2014, the Company and Altice Portugal S.A. (“Altice PT”), wholly-owned subsidiary of Altice S.A., (“Altice”), entered into a purchase and sale agreement of all of the shares PT Portugal to Altice PT, basically involving the operations conducted by PT Portugal in Portugal and in Hungary.

On January 22, 2015, PT SGPS shareholders approved the sale by Oi of all the PT Portugal shares to Altice PT, under the terms and conditions of the Share Purchase and Sale Agreement. Accordingly, the suspensive condition provided for in said agreement to its effectiveness was implemented.

Based on the approved transaction, Oi shall sell to Altice all the PT Portugal shares, for an enterprise value of €7.4 billion, with adjustments to cash and debt, including an earn-out amounting to €500 million related to PT Portugal’s generation of future revenue. The price payable by Altice shall be subject to the adjustments usually adopted in similar transactions, based on PT Portugal’s cash position at the closing of the transaction.

The effective sale of the PT Portugal shares is also subject to the completion of the corporate reorganization actions in order to mark out the businesses that will be sold and separate PT Portugal’s investments that will not be sold, including the investments in Africatel GmbH & Co. KG, Timor Telecom S.A., and the investments held by PT Portugal in Rio Forte Investments S.A. (which could be exchanged by PT for Oi shares, still subject to approval by the Securities Exchange Commission), as well as the whole or part of PT Portugal’s debt, and also obtaining the required competitive authorizations, pursuant to the applicable law.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

Approval of preparatory actions for the sale of Africatel

At the Board of Directors’ meeting held on September 16, 2014, Oi’s management was authorized to take all the necessary actions to divest the Company’s stakes in Africatel Holdings B.V. (“Africatel”), representing 75% Africatel’s share capital, and/or dispose of its assets. Oi will lead the sale process, even though we believe that it would be in the best interests of both Africatel shareholders to maximize the value of their investments, that this sale be coordinated with Samba Luxco S.à.r.l (“Samba Luxco”), a Helios Investors L.P. affiliate that holds the remaining 25% of Africatel’s share capital. Oi is committed to work with its local partners and each one of the operating companies where Africatel holds investments to ensure a coordinated transition of its interests in these companies.

Notwithstanding the above, our indirect subsidiary Africatel GmbH & Co. KG (“Africatel GmbH”), direct holder of the Oi’s investment in Africatel, received on September 16, 2014 a letter from Samba Luxco, where Samba Luxco exercises an alleged right to sell the shares it holds in Africatel (put option), pursuant to Africatel’s shareholders’ agreement. According to this letter, this put option results from the indirect transfer of Africatel shares, previously held by PT, to the Company as the payment for the capital increase made in May last year (Note 1).

As disclosed in Note 1 “Risks related to the stake held in Unitel”, the Company believes that there was not any action or event that, under Africatel’s shareholders’ agreement terms, would trigger the right to exercise the put option. Accordingly, without prejudice to the value the Company attributes to maintaining a relationship of mutual respect with Samba Luxco, Africatel GmbH intends to challenge the exercise of this put option by Samba Luxco in the current circumstances, which, pursuant to Africatel’s shareholders’ agreement. In November 2014, Samba Luxco initiated the arbitration proceeding against Africatel GmbH and PT to resolve this issue.

Oi intends to focus its efforts on the sale of Africatel and/or its assets and believes that if this goal is successfully met through the arbitration proceeding already initiated.

Classification of the assets and liabilities held for sale and discontinued operations

On May 5, 2014, the Company acquired PT Portugal and since then it also fully consolidated its profits or losses, assets and liabilities. With the sale of PT Portugal to Altice and the approval of the preparatory for the sale of Africatel, the Company classified PT Portugal’s operations and the operations in Africa as assets held for sale and the liabilities associated to assets held for sale, in accordance with CPC 31.

Additionally, because it represents an important separated business lines, the results of PT Portugal’s operations, for the period May 5 to December 31, 2014, are presented as discontinued operations in a single line of the income statement. The line item “Discontinued operations” in the income statement includes loss of R$4,164,478 related to the adjustment of PT Portugal’s carrying amount to its sale price less related expenses.

The operations in Africa are consolidated in the statement in the income statement since May 5, 2014.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

The group of assets and of PT Portugal’s operations and the operations in Africa are stated at the lower of their carrying amounts and their fair values less costs to sell.

The main components of the assets for held sale and associated to assets held for sale are as follows:

	PT Portugal operations	Operations in Africa	Total
	2014
Held-for-sale assets	26,283,854	7,642,738	33,926,592
Cash, cash equivalents and cash investments	590,111	170,056	760,167
Accounts receivable	2,270,140	195,690	2,465,830
Dividends receivable (i)	1,948	1,261,826	1,263,774
Available-for-sale financial asset (ii)		4,284,416	4,284,416
Other assets	1,085,751	164,121	1,249,872
Investments	134,272	63,267	197,539
Property, plant and equipment	10,560,140	506,347	11,066,487
Intangible assets	5,271,808	376,441	5,648,249
Goodwill	6,369,684	620,574	6,990,258
Liabilities directly associated to assets held for sale	26,326,948	851,273	27,178,221
Borrowings and financing (iii)	18,892,793	83,843	18,976,636
Trade payables	2,260,503	97,600	2,358,103
Provisions for pension plans	3,347,667	997	3,348,664
Other liabilities	1,825,985	668,833	2,494,818
Non-controlling interests		1,509,197	1,509,197

Total assets held for sale and liabilities associated to assets held for sale—consolidated	(43,049)	5,282,268	5,239,174

Intragroup eliminations			26,202

Total assets held for sale – Parent company			5,265,376

Investment in PT Portugal			2.821.322
Due from related parties (iv)			2.444.054

(i)	Refers basically to dividends receivable from Unitel;
(ii)	Refers to the fair value of the investment determined based on PT Portugal’s asset valuation reports, as part of the capital increase transaction (Note 1).
(iii)	The borrowings and financing related to PT Portugal’s operations are as follows:

2014
Non-convertible bonds	15,776,993
European Investment Bank	1,754,070
Commercial paper	1,281,153
Other	127,768

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

Debt issuance costs	(47,191)

Total	18,892,793

Current	1,934,473
Non-current	16,958,320

Guarantees of PT Portugal debt

On May 5, 2014 the outstanding EMTN Notes, Exchangeable Bonds and financing agreements of PT Portugal and Portugal Telecom International Finance B.V. started to be guaranteed by Oi, except for the commercial papers issued by PT Portugal.

(iv)	Due from related parties consist of consists of Notes issued by PTIF totaling €750,000 and fully acquired by the Company, maturing in 2015, which bear 6M Euribor + 2.5% p.a.

Discontinued operations

The loss for the year of discontinued operations for the period May 5-December 31, 2014 is broken down as follows:

2014
Allowance for impairment loss at fair value of the PT Portugal investment and divesture-related expenses	(4,164,478)
Loss for the year of discontinued operations	(250,061)
Loss for the year of discontinued operations	(4,414,539)

The allowance for impairment losses on the investment in PT Portugal, amounting to R$4,164,478, results from the recognition of this asset at its fair value less expenses to sell. The sale price used to determine the allowance corresponds to Altice’s offer of R$23,880 million (€7,400 million) less the R$1,613 million earn-out (€500 million) and liabilities on retirement and other benefits assumed by PT Portugal, amounting to R$3,872 million (€1,200 million).

The main revenue and expense components related to the loss for the year of discontinued operations are as follows:

Operations in Portugal
2014
Net operating revenue	5,081,579
Depreciation and amortization	(1,507,294)
Third-party services	(1,308,211)
Personnel	(719,613)
Interconnection	(468,842)
Grid maintenance service	(126,392)
Other costs and expenses	(560,976)
Profit before financial income (expenses) and taxes	390,251
Financial income (expenses)	(694,052)
Pre-tax profit (loss)	(303,801)
Income tax and social contribution	53,740
Loss for the year of discontinued operations	(250,061)

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

The cash flow components related to the discontinued operations are as follows:

Operations in Portugal
2014
Cash flows from operating activities of discontinued operations	1,877,781
Cash flows from investing activities of discontinued operations	(2,813,437)
Cash flows from financing activities of discontinued operations	(5,532,725)

Total cash flows of discontinued operations	(6,468,381)

(b)	Rio Forte Securities

On June 30, 2014, Portugal Telecom, the Company was informed, through a notice disclosed by Portugal Telecom, SGPS S.A. (“PT”) related to the investment made by PT International Finance BV (“PTIF”) and PT Portugal SGPS S.A. (“PT Portugal”), companies contributed by PT to Oi in the capital increase, in a commercial paper of Rio Forte Investments S.A., a company part of the Portuguese group Espírito Santo (“GES”), (respectively, “Securities” and “Rio Forte”), when both PTIF and PT Portugal were PT subsidiaries.

According to said notice, the Securities had been issued in the total amount of €897 million, and bore average annual interest of 3.6% and matured on July 15 and July 17, 2014 (€847 and €50 million, respectively), stressing since April 28, 2014 no other investment and/or renewal of this type of investments had been made.

Both PT Portugal and PTIF (collectively “Oi Subsidiaries”) became Company subsidiaries due to the assignment of all PT Portugal shares to the Company by PT, on May 5, 2014, to pay in the Company’s capital increase approved on April 28 and 30, 2014.

The Securities, amounting to €847 million, matured on July 15, 2014. The remaining Securities, amounting to €50 million, matured on July 17, 2014. Rio Forte did not settle its liabilities on the due dates and the cure period for payment of the securities that matured on July 15 and 17, 2014 ended on July 22 and 24, 2014, respectively, without the repayment of the securities.

The Luxembourg Commercial Court denied Rio Forte’s request for controlled management on October 17, 2014 and Rio Forte’s bankruptcy was declared on December 8, 2014. As at December 31, 2014, the bankruptcy proceeding was in the proof of claim submission stage, which will end only on March 31, 2015.

Terms of the agreement entered into by the Company, Telemar Participações S.A. (“TmarPart” or “CorpCo”) and PT related to the cash investments made in Rio Forte securities

On July 15, 2014, the Company entered into a Memorandum of Understanding with PT aimed at laying down the bases for an agreement with regard to the cash investments made in the Securities. On July 28, 2014, Oi and PT established the terms that will be included in the definitive agreements and which would be submitted to the approval of Oi’s Board of Directors and PT’s shareholders’ meeting.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

On September 8, 2014, PT’s shareholders’ meeting and the Boards of Directors of the Company and TmarPart approved the terms and conditions of the definitive agreements related to the investments made in the Securities. These agreements were executed on the same date by the Company, Oi Subsidiaries, TmarPart, and PT. The agreements provide for (i) an exchange (the “Exchange”) through which Oi Subsidiaries transfer the Securities to PT in exchange for preferred shares and common shares of the Company and held by PT, as well as (ii) the assignment by Oi Subsidiaries of a call option on the Company shares to the benefit of PT (“Call Option”).

In view of legal and regulatory restrictions to the Exchange and the Call Option, the Company filed an authorization request with the CVM with regard to the Exchange and the Call Option. The Company was informed of the decision issued by the CVM’s Board on March 4, 2015 that this Commission granted the necessary waivers for the implementation of the Exchange and the Call Option transactions, contingent to (i) the approval of the transactions’ terms and conditions by the Company’s Shareholders’ Meeting and (ii) the grant of voting rights to the preferred shareholders in said Shareholders’ Meeting. The minutes’ extract of the CVM Board Meeting that decided on this matter emphasizes the need to comply with Article 115, Par. 1, of Law 6404/1976, especially because it refers to a transaction with a related party.

Accordingly, on March 10, 2015, in order to comply with the CVM decision, the Company convened a Shareholders’ Meeting for March 26, 2015, the agenda of which is the approval of the Exchange and the Call Option agreements’ terms and conditions.

Main terms of the Exchange Agreement and Other Covenants (“Exchange Agreement”)

The Oi Subsidiaries and PT SGPS will conduct an exchange whereby PT SGPS will transfer to the Oi Subsidiaries unencumbered Oi shares corresponding to 474,348,720 OIBR3 and 948,697,440 OIBR4 shares (the “Exchanged Shares”); and Oi, as compensation, will transfer the Commercial Paper to PT SGPS, in the total principal amount of €897 million, with no additional consideration (the “Exchange”).With implementation of the Exchange, PT will become the holder of the Securities and the sole responsible for negotiating with Rio Forte and the decisions related to the Securities, and the Company is responsible for the supporting documentation to PT to take the necessary actions to collect the receivables represented by the Securities.

The Exchange, which includes the transfer of the Exchanged Shares to the Oi Subsidiaries and the transfer of the Securities to PT, shall be concluded within three business days after the date of CVM’s approval. Since the decision issued by the CV Board on March 4, 2015 contains some conditions for granting the waivers necessary to complete the Exchange and the Call Option transactions, the Exchange must be completed within three business days from the implementation of such conditions. In the event that the Exchange is not approved by March 31, 2015, none of the parties will be obligated to consummate the Exchange

On December 31, 2014 the market value of all the shares to be received under the share exchange transaction, estimated based on the shares’ stock market quotation on the same date, is R$1,251 million.

Main terms of the Call Option for the Purchase of Shares (“Option Contract”)

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

The terms of the Call Option Agreement, the Call Option will involve 474,348,720 Oi common shares and 948,697,440 Oi preferred shares (“Shares Subject to the Option”) and can be exercised, in whole or in part, at any time, pursuant to the following terms and conditions:

(i) Term: six (6) years, noting that PT SGPS’s right to exercise the Option on the Shares Subject to the Option will be reduced by the percentages below:

Date of Reduction	% of Shares Subject to the Option that cease to the subject to the Option each year
From the 1st anniversary of the Closing Date	10%
From the 2nd anniversary of the Closing Date	18%
From the 3rd anniversary of the Closing Date	18%
From the 4th anniversary of the Closing Date	18%
From the 5th anniversary of the Closing Date	18%
From the 6th anniversary of the Closing Date	18%

(ii) Exercise Price: R$1.8529 per preferred share and R$2.0104 per common share of Oi (and, as the case may be, R$2.0104 per common share of TmarPart), as adjusted by the interbank deposit rate (CDI), plus 1.5% per annum, calculated pro rata temporis, from the date of the Exchange to the date of the effective payment of each exercise price, in whole or in part, of the Option.

Neither Oi nor CorpCo are required to maintain the Exchanged Shares in treasury. In the event that PT Portugal, PT Finance and/or any of Oi’s subsidiaries do not hold, in treasury, a sufficient number of Shares Subject to the Option to transfer to PT, the Option may be financially settled through payment by the Oi Subsidiaries of the amount corresponding to the difference between the market price of the Shares Subject to the Option and the respective exercise price corresponding to these shares.

Whenever the Option is exercised, PT will undertake its best efforts to integrate the shareholder bases of PT and CorpCo in the shortest time possible.

While the Option is effective, PT may not purchase shares of Oi or TmarPart, directly or indirectly, in any manner other than by exercising the Option. PT may not transfer or assign the Option, nor grant any rights under the Option, including security, without the consent of Oi. If PT issues, directly or indirectly, derivatives that are backed by or referenced to Oi or TmarPart shares, it shall immediately use the proceeds derived from such a derivative transaction, directly or indirectly, to acquire the Shares Subject to the Option.

Oi may terminate the Option if (i) the Bylaws of PT SGPS are amended voluntarily to remove or amend the provision that limits the voting right to 10% of all votes corresponding to the capital stock of PT; (ii) PT directly or indirectly engages in activities that compete with the activities of Oi or its subsidiaries in the countries in which they operate; (iii) PT SGPS violates certain obligations under the Option Contract.

The Option shall only become effective and in full effect after the consummation of the Exchange and will terminate automatically if the Exchange is not consummated by March 31, 2015.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

As at December 31, 2014 the fair value of the call option referred to above, the exercise of which is subject to the implementation of the CVM Board’s decision made on March 4, 2015 and issued on March 6, 2015, is estimated at R$112 million calculated by the Company using the Black-Scholes model and theoretical share volatility assumptions, using the Revenue Approach valuation technique provided for by paragraphs B10 and B11 of CPC 46 Fair Value Measurement.

As a result of the sale of PT Portugal to Altice, the call option is assured exclusively by the Company and PTIF.

Other information regarding the Transaction, corporate approval and business combination of Oi and PT

In addition to the definitive agreements related to the cash investments in the Securities, on September 8, 2014 the parties also signed amendments to the agreements executed on February 19, 2014 and which regulate the Transaction, to provide for, without limitation: (i) the extension of the deadlines to complete the Transaction; (ii) the merger of PT with and into CorpCo will no longer occur as part of the Transaction, without preventing PT from potentially adopting an alternative structure to attain the same goal of combining the share bases of Oi and PT; and (iii) the amendment of the bylaws of CorpCo to limit to 7.5% of the voting rights (I) of PT SGPS, and (II) of any shareholder that, as a result of the distribution of CorpCo shares by PT to its shareholders, results in a shareholding greater than 15% of the shares representing the total capital stock of CorpCo, excluding the CorpCo shares previously held or that will be acquired by other means. Under the agreements of September 8, 2014, the implementation of the Transaction had forecast on March 31, 2015.

Other information

The Company reiterates that the definitive agreements agreed on September 8, 2014 will enable the continued implementation of the Transaction in order to migrate CorpCo to the Novo Mercado segment of the BM&FBovespa, with the highest standards of corporate governance, increase in liquidity, and dispersed ownership in the market. The completion of the Exchange and the Call Option was approved in March 4, 2015 by the CVM and is subject to the approval of the Extraordinary Shareholders’ Meeting of March 26, 2015.

(c)	Transfer of mobile towers

On December 3, 2013 the Company entered into an agreement with SBA Torres Brasil for the transfer of the shares representing 100% of the capital of one of the latter’s subsidiaries that held 2,007 mobile telecommunications towers. This transaction was completed on March 31, 2014 and the gain recognized in other operating income, less transaction cost, was R$1.3 billion.

On June 24, 2014 the Company entered into a new agreement with SBA Torres Brasil for the transfer of the shares representing 100% of the capital of one of the latter’s subsidiaries that held 1,641 mobile telecommunications towers. This transaction was completed on December 1, 2014 and the gain recognized in other operating income, less transaction cost, was R$1.1 billion.

(d)	GlobeNet

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

In December 2013 the Company announced that it had completed the transfer of all its equity interest in GlobeNet to BTG Pactual YS Empreendimentos e Participações S.A. The financial settlement of the transaction, amounting to R$1,779 million, was made in January 2014.

The gain on the sale of GlobeNet, amounting to R$ 1,497 million was recognized in December 2013, in other operating income, less related transaction costs.

(e)	Increase of Switched Fixed-line Telephone Services Tariff

The STFC tariff adjustment authorized by the ANATEL for Company and its subsidiary TMAR is effective beginning April 18, 2014. The increases of the following tariffs were approved: local services and national long-distance services by 0.65%, local interconnection fees (TU-RL) by 10.69%, beginning April 17, 2014, and the credit amount to be used in Payphones by 0.40%.

(f)	Execution of an agreement with Banco BTG Pactual S.A. regarding a proposal for the acquisition of a stake in TIM

On August 26, 2014, Oi entered into an agreement with Banco BTG Pactual S.A. under which the latter will act as commissioner to develop alternatives aimed at render viable a proposal for the acquisition of the stake indirectly held by Telecom Italia SpA in TIM Participações S.A.

As already reported to the market, BTG Pactual held discussions with third parties regarding a possible transaction and the role of BTG Pactual includes contracting other market players that could be interested in the transaction, as Company agent for the transaction.

No definite decision or agreement as yet been reached with regard to the transaction’s structure and no instruments or proposals aimed at conducting a transaction.

29.	SUBSEQUENT EVENTS

CVM’s authorization of the Exchange and the Call Option transactions

On March 6, 2015 the Company was informed of the unanimous decision made by the Board of the Brazilian Securities and Exchange Commission (“CVM”), of March 4, 2015, about the request filed by the company to conduct the exchange and call option transactions with PT SGPS (respectively, “Exchange” and “Call Option”) related to PT SGPS’s investments in Rio Forte Investments, S.A. securities.

We reproduce below said CVM decision.

“Finally, the Reporting Member emphasizes the need to comply with Article 115, Par. 1, of Law 6404/1976, in particular since this being a related-party transaction.

The Board has unanimously, agreeing with the Reporting Member’s vote, decided to grant the waiver requested by the Company, contingent to (i) the approval of the Agreement in the

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

shareholders’ meeting; and (ii) the granting of voting rights to the preferred shareholders in said shareholders’ meeting.”

At the request of the CVM, Oi’s Board of Directors convened the extraordinary shareholders’ meeting, held on March, 2015, to make a decision on the Exchange and the Call Option transactions. According to Oi’s management’s decision, PT SGPS and its subsidiary did not vote in the shareholders’ meeting, in line with the stance adopted by their representatives on Oi’s Board of Directors. The shareholders approved the transaction in said shareholders’ meeting and the Company will make the appropriate registrations within the deadline set by the executed agreement, which is three business days.

Corporate reorganization of the Oi Internet Group

On February 2, 2015, as part of the corporate and asset reorganization process of the Oi’s direct or indirect subsidiaries, Extraordinary Shareholders’ Meetings were held to decide on the mergers of the following companies with and into Oi Internet:

(i)	Merger of BrTI and its liquidation; and

(ii)	Merger of Telemar Internet and its liquidation.

The combination of BrTI and Telemar Internet operations with Oi Internet, through the consolidation of the activities carried out by these companies will generate considerable administrative and economic benefits, through cost cuts and the generation of synergy gains.

CEO

On January 21, 2015 the Company’s Board of elected Mr. Bayard De Paoli Gontijo as the Company’s Chief Executive Officer, combined with his current position as Chief Finance and Investor Relations Officer.

30. RECONCILIATION BETWEEN BRAZILIAN GAAP AND U.S. GAAP

30.1 – Description of GAAP differences:

The condensed consolidated financial statements of the Company are prepared in accordance with accounting practices adopted in Brazil (“Brazilian GAAP”), which comply with those prescribed by Brazilian corporate law, the technical pronouncements, interpretations and orientations issued by the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis – CPC) and specific standards established by the Brazilian Securities Commission (CVM). Note 2 to the condensed consolidated financial statements summarizes the accounting policies adopted by the Company. Differences between those accounting policies and accounting policies generally accepted in the United States of America (“U.S. GAAP”), where applicable to Oi, are summarized below.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

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

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

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

The table below presents the impacts of the fair value adjustments relating to the acquisition of Brasil Telecom as from February 29, 2012:

Balance sheets	2014	2013
Property, plant and equipment, net	770,745	1,139,512
Intangible assets, net	9,418,679	10,270,291
Deferred taxes	(3,464,404)	(3,885,565)
Other non-current assets	—	18,330

Total US GAAP shareholders’ equity adjustment	6,725,020	7,542,568

The tables below present a summary of the impacts of including the results of operations of the entities under common control with the Company, as from January 8, 2009 up to February 29, 2012, and reflecting the fair value adjustments relating to the acquisition of Brasil Telecom as from February 29, 2012:

Income statements	2014 (i)	2013 (i)	2012 (i) (ii)
Net operating revenue	—	—	2,972,266
Cost of sales and services	(1,112,789)	(1,274,732)	(3,217,747)

Gross profit	(1,112,789)	(1,274,732)	(245,481)
Operating income (expenses):
Selling expenses	—	—	(578,703)
General and administrative expenses	(123,903)	(141,935)	(294,590)
Other operating income (expenses), net	(2,016)	(34,020)	(508,939)

Operating income (loss) before financial income (expenses) and taxes	(1,238,708)	(1,450,687)	(1,627,714)
Financial income (expenses), net	—	—	(350,960)

Income before taxes	(1,238,708)	(1,450,687)	(1,978,674)
Income tax and social contribution	421,161	483,191	693,818

Net income (loss) for the year	(817,547)	(967,496)	(1,284,856)

(i)	Reflects the amortization of the fair value adjustments of the Coari acquisition of Brasil Telecom in 2009, net of their related tax effect.
(ii)	Reflects the retrospective adjustments using Brazilian GAAP amounts of the results of operations of TNL, TMAR and Coari for the period as from January 1, 2012 through February 26, 2012 (the date the corporate restructuring was effective), amounting to a net loss of R$144 million.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

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

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

For U.S. GAAP purposes, the same way as for Brazilian GAAP, the Company’s management uses operating segment information for decision-making. The operating segments are identified according to the nature of the services and the technology used to provide the telecommunications services.

The revenue generation of each business segment is assessed by Management based on a view segmented by customer, into the following categories:

•	Residential Services, focused on the sale of fixed telephony services, including voice services, data communication services (broadband), and pay TV;

•	Personal Mobility, focused on the sale of mobile telephony services to subscription and prepaid customers, and mobile broadband customers; and SMEs/Corporate, which includes corporate solutions offered to our small, medium-sized, and large corporate customers.

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

Acquisition of Way-TV

The Company acquired Way-TV in November 2007. For U.S. GAAP purposes, all initial goodwill recorded under Brazilian GAAP, in the amount of R$64 million, was allocated to intangible assets, together with an amount of R$17 million, which under Brazilian GAAP is recorded as interest expense and for U.S. GAAP was included as part of the purchase price allocation. Under U.S. GAAP, the Company allocated R$56 million to the intangible asset “client base” and added R$25 million to the intangible asset “licenses”, which already existed on Way-TV’s balance sheet. The client base was amortized on a straight- line basis over the company’s churn rate of approximately 4 years and 6 months. The amount added to licenses was amortized over the remaining period of the licenses, which was 6 years and 10 months as of November 2007.

Acquisition of Paggo

The Company acquired Paggo in December 2007. For U.S. GAAP purposes, the initial goodwill recorded under Brazilian GAAP, in the amount of R$80 million, has been subject to fair value valuation but no intangible assets or fair value adjustments were identified, maintaining the same

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

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

(c) Pension plans and other post-retirement benefits

Under Brazilian GAAP, amounts due to a multi-sponsored pension plan are treated on an accrual basis when the obligations fall due. In December 1999, the Company split-up the Sistel multi-sponsored defined benefit plan and formed a single-sponsored defined benefit plan. However, the Company and the co-sponsors of the multi-employer pension plan agreed to jointly maintain a plan offering the current levels of benefits under Sistel for those employees who have retired before January 30, 2000. On September 21, 2000, the Company created a new defined contribution plan, which replaced the defined benefit plan by migrating active employees to the new plan. By the end of March 2001, the deadline for voluntary migrations, 96.0% of the active participants of the previous plan had migrated to the new defined contribution plan and the accrual of future benefits under the defined benefit plan relating to the post-retirement health care plan for these participants was eliminated. Under Brazilian GAAP, there was no requirement to recognize a gain or loss caused by a curtailment of a benefit plan. A summary of the actuarial position of plans which the Company sponsors, including the Company’s allocated assets and liabilities of multi-sponsored plans such as the PBS-A plan, is disclosed under Brazilian GAAP (Note 23). If a plan has a positive funded status, which is not expected to generate future benefits, the company does not recognize the funded status, unless in case of express authorization for offsetting with future employer contribution.

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

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

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

(e) Income tax and social contribution

The differences identified between Brazilian GAAP and U.S. GAAP regarding income taxes relate to the tax effects on the other adjustments included in the reconciliations of net income and shareholders’ equity. These differences are presented in the reconciliations under the line items “Deferred tax on above adjustments”, except for the adjustments relating to the accounting treatment of the combined entity (Note 30.1.a) which are presented net of the related tax effect.

In addition, under Brazilian GAAP deferred taxes are classified entirely as non-current, while under U.S. GAAP deferred taxes are classified between current and non-current.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

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

(g) Cumulative amount of currency translation adjustments related to held for sale operations

In accordance with U.S.GAAP, the cumulative amount of currency translation adjustments should be included as part of the carrying amount of a consolidated investment in a foreign entity classified as held for sale when evaluating such investment for impairment. Under Brazilian GAAP, no such requirement exists. Therefore, for U.S. GAAP purposes, the positive cumulative amount as of December 31, 2014 of currency translation adjustments related to the Portuguese operations to be disposed of to Altice was included as part of the carrying amount of those operations, as a result of which the impairment loss was reduced as compared to the amount recorded under Brazilian GAAP.

30.2 – Reconciliation of the differences between U.S. GAAP and Brazilian GAAP in equity as at December 31, 2014 and 2013

The following is a summary of the significant adjustments to shareholders’ equity as at December 31, 2014 and 2013 which would be required if U.S. GAAP had been applied instead of Brazilian GAAP in the condensed consolidated financial statements.

Equity reconciliation	Note 30.1		2014	2013
Equity of Oi S.A. under Brazilian GAAP			19,311,489	11,524,138
Fair value adjustments on BrT business combination:	(a	)
Gross amount			10,189,425	11,428,133
Deferred tax			(3,464,404)	(3,885,565)
Other adjustments:
Reversal of accumulated goodwill amortization under Brazilian GAAP	(b	)	386,235	386,235
Additional accumulated depreciation of property, plant and equipment and intangible assets	(b	)	(179,660)	(174,987)
Reversal of financial expense in acquisition of WAY TV	(b	)	17,000	17,000
Indefeasible rights of use Pegasus	(b	)	1,541	1,983
Pension and other post-retirement benefits:
TCSPREV	(c	)	885,308	891,808
BrTPREV/PAMEC	(c	)	(99)	—

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

TelemarPrev and PBS Telemar	(c	)	247,411	509,895
TelemarPrev and PBS Telemar—Reversal of prepaid pension cost	(c	)	(75,135)	(101,508)
Capitalized interest:
Gross amount	(d	)	(116,963)	(114,606)
Accumulated depreciation	(d	)	29,024	18,500
Cumulative amount of currency translation adjustments related to held for sale operations	(g	)	328,090	—
Deferred tax on above adjustments	(e	)	(406,184)	(487,669)

Equity of Oi S.A. under U.S. GAAP			27,153,077	20,013,357

Attributable to controlling shareholders			25,643,880	20,013,357
Attributable to non-controlling shareholders			1,509,197	—

30.3 – Reconciliation of the differences between U.S. GAAP and Brazilian GAAP in net income for the years ended December 31, 2014, 2013 and 2012

The following is a summary of the significant adjustments to net income for the years ended December 31, 2014, 2013 and 2012 which would be required if U.S. GAAP had been applied instead of Brazilian GAAP in the condensed consolidated financial statements.

Net Income Reconciliation	Note 30.1		2014	2013	2012
Net income of Oi S.A. under Brazilian GAAP			(4,406,421)	1,493,015	1,784,927
Combined effect of entities under common control:	(a	)
Gross amount			—	—	(249,682)
Deferred tax			—	—	105,960
Fair value adjustments on BrT business combination:	(a	)
Gross amount			(1,238,709)	(1,450,687)	(1,728,992)
Deferred tax			421,161	483,191	587,858
Other adjustments:
Additional depreciation of property, plant and equipment and intangible assets	(b	)	(4,673)	(5,597)	(11,054)
Indefeasible rights of use Pegasus	(b	)	(442)	(442)	(442)
Pension and other post-retirement benefits:
TCSPREV – Change in prepaid pension cost	(c	)	98,599	111,165	109,435
BRTPREV and PAMEC	(c	)	(8,492)	(16,624)	(3)
TelemarPrev and PBS Telemar—Change in prepaid pension cost	(c	)	55,392	22,826	95,383
TelemarPrev and PBS Telemar—Reversal of amortization of prepaid pension cost	(c	)	26,373	26,373	26,373
PBS-A	(c	)	—	—	379,757
Capitalized interest:
Gross amount	(d	)	(2,357)	(27,508)	(50,813)
Accumulated depreciation	(d	)	10,524	9,359	5,611
Cumulative amount of currency translation adjustments related to held for sale operations	(g	)	328,090	—	—
Deferred tax on above adjustments	(e	)	(59,475)	(40,648)	(188,443)

Net income of Oi S.A. under U.S. GAAP			(4,780,430)	604,423	865,873

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

Attributable to controlling shareholders	(4,781,720)	604,423	859,247
Attributable to noncontrolling shareholders	1,290	—	6,626

30.4 – Condensed financial statements in accordance with U.S. GAAP

We present below a set of condensed financial statements in accordance with U.S. GAAP, which reflect the U.S. GAAP adjustments disclosed above in Notes 30.2 and 30.3.

(a) Condensed balance sheets as at December 31, 2014 and 2013

Condensed balance sheets	2014	2013
Current assets:
Cash and cash equivalents	2,449,206	2,424,830
Short-term investments	171,415	492,510
Trade receivable, net	7,450,040	7,096,679
Judicial deposits	1,133,639	1,316,252
Pension plan assets	1,744	9,596
Deferred taxes	1,631,155	412,730
Held for sale assets (i)	34,254,682	—
Other current assets	4,261,854	6,347,271

Total current assets	51,353,735	18,099,868
Non-current assets:
Property, plant and equipment, net	26,244,309	25,725,058
Intangible assets, net	13,553,821	14,666,132
Long-term investments	111,285	99,129
Judicial deposits	12,260,028	11,050,936
Deferred taxes	2,124,027	3,488,468
Pension plan assets	1,103,337	1,360,392
Other non-current assets	4,464,591	4,236,792

Total non-current assets	59,861,398	60,626,907

Total assets	111,215,133	78,726,775

Current liabilities
Trade payable	4,359,785	4,763,134
Loans and financing	4,571,423	4,158,708
Provisions	1,058,521	1,223,526
Provision for pension plan	129,662	184,295

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

Licenses and concessions payable	675,965	457,173
Liabilities associated to held for sale assets (i)	27,178,222	—
Other current liabilities	4,714,169	4,784,581

Total current liabilities	42,687,747	15,571,417
Non-current liabilities
Loans and financing	31,751,772	31,694,918
Provisions	4,073,247	4,392,791
Provision for pension plan	346,972	459,267
Licenses and concessions payable	685,975	1,027,234
Other non-current liabilities	4,516,343	5,567,791

Total non-current liabilities	41,374,309	43,142,001

Total liabilities	84,062,056	58,713,418

Equity attributable to controlling shareholders	25,643,880	20,013,357
Equity attributable to non-controlling shareholders	1,509,197	—

Total equity	27,153,077	20,013,357

Total liabilities and equity	111,215,133	78,726,775

(i)	The held for sale assets caption includes goodwill arising on the acquisition of PT Portugal in the amount of R$7,318 million, which is not amortizable and currently not deductible for tax purposes. Additionally, held for sale assets and liabilities include net deferred tax liabilities amounting to R$489 million that are part of the net assets to be disposed. The detailed composition of this captions is disclosed at note 28 above.

(b) Condensed Income Statements for the years ended December 31, 2014, 2013 and 2012

Condensed income statements	2014	2013	2012
Net operating revenue	28,247,099	28,422,147	28,141,496
Cost of sales and services	(16,257,192)	(16,466,773)	(15,825,268)

Gross profit	11,989,907	11,955,374	12,316,228
Operating income (expenses):
Selling expenses	(5,565,757)	(5,532,045)	(5,344,802)
General and administrative expenses	(3,834,563)	(3,683,440)	(3,214,656)
Other operating income (expenses), net	2,023,622	1,243,100	(19,286)

Operating income (loss) before financial income (expenses) and taxes	4,613,209	3,982,989	3,737,484
Financial income (expenses), net	(4,548,922)	(3,301,956)	(2,617,300)

Income before taxes	64,287	681,033	1,120,184
Income tax and social contribution	(758,268)	(76,610)	(254,311)
Net income from continuing operations	(693,981)	—	—

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

Net income from discontinued operations	(4,086,449)	—	—

Net income (loss)	(4,780,430)	604,423	865,873

Net income attributable to controlling shareholders	(4,781,720)	604,423	859,247
Net income attributable to non-controlling shareholders	1,290	—	6,626

Net income (loss) allocated to common shares—basic	(1,569,149)	189,711	289,299
Net income (loss) allocated to common shares—diluted	(1,569,149)	189,711	289,299
Net income (loss) allocated to preferred shares—basic	(3,212,571)	414,712	569,948
Net income (loss) allocated to preferred shares—diluted	(3,212,571)	414,712	569,948
Weighted average number of outstanding shares (in thousands of shares)
Common shares—basic	202,312	51,476	50,499
Common shares—diluted	202,312	51,476	50,499
Preferred stock—basic	414,200	112,527	99,488
Preferred stock—diluted	414,200	112,527	99,488
Net income (loss) per share (in Reais):
Common shares—basic	(7.76)	3.69	5.73
Common shares—diluted	(7.76)	3.69	5.73
Preferred stock—basic	(7.76)	3.69	5.73
Preferred stock—diluted	(7.76)	3.69	5.73
Net income (loss) per share from continuing operation:
Common shares—basic	(1,13)	3,69	5,73
Common shares—diluted	(1,13)	3,69	5,73
Preferred shares—basic	(1,13)	3,69	5,73
Preferred shares—diluted	(1,13)	3,69	5,73
Net income (loss) per share from discontinued operation:
Common shares—basic	(6,63)	—	—
Common shares—diluted	(6,63)	—	—
Preferred shares—basic	(6,63)	—	—
Preferred shares—diluted	(6,63)	—	—

(c) Condensed Statement of Comprehensive Income for the years ended December 31, 2014, 2013 and 2012

Condensed statement of comprehensive income	2014	2013	2012
Net income (loss) for the year	(4,780,430)	604,423	865,873
Other comprehensive income (loss) for the year
Pension of Telemar	(317,875)	193,002	(439,589)
Pension of TCS Prev	(128,474)	(128,425)	(40,547)

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

Pension of BRTPrev/Pamec	121,088	198,046	(214,608)
Pension related	(325,261)	262,623	(694,744)
Currency translation adjustments on foreign investments	466,028	—	—
Hedging financial instruments	186,047	(211,112)	211,412

Total other comprehensive loss, before tax	326,814	51,511	(483,332)
Tax effect on other comprehensive income (loss):
Pensions	110,589	(89,292)	236,213
Hedging financial instruments	(63,256)	71,778	(71,880)
	—	—	—

Total other comprehensive income (loss) from continuing operations	374,147	33,997	(318,999)
Total comprehensive income (loss) from discontinuing operation(i)	(387,677)	—	—

Total comprehensive income (loss)	(4,793,960)	638,420	546,874

Attributable to controlling shareholders	(4,795,250)	638,420	540,248
Attributable to non-controlling shareholders	1,290	—	6,626

(i)	The total comprehensive income (loss) from discontinuing operations includes the tax effect of PT Portugal pensions plans in the amount of R$196 million.

(d) Condensed Statement of Changes in Equity for the years ended December 31, 2014, 2013 and 2012

Condensed statement of changes in equity	Attributable to controlling shareholders	Attributable to non-controlling shareholders	Total shareholders’ equity
Balance as of January 31, 2012	13,826,236	11,393,196	25,219,431
Corporate reorganization	11,359,320	(11,359,320)	—
Withdrawal rights related to the corporate reorganization	(2,008,325)	—	(2,008,325)
Share issue costs	(56,609)	—	(56,609)
Redemption of bonus shares	(492,285)	—	(492,285)
Dividends and interest on capital	(2,702,504)	(1,536)	(2,704,040)
Acquisition of non-controlling interests	35,032	(35,032)	—
Change in equity interest percentage	3,916	(3,916)	—
Other comprehensive income	(318,999)	—	(318,999)
Other	(76,376)	(18)	(76,393)
Net income for the year	859,247	6,626	865,873

Balance as of December 31, 2012	20,428,653	—	20,428,653
Share issue costs	62	—	62
Redemption of bonus shares	(162,456)	—	(162,456)
Dividends and interest on capital	(891,322)	—	(891,322)
Other comprehensive income	33,997	—	33,997
Net income for the year	604,423	—	604,423

Balance as of December 31, 2013	20,013,357	—	20,013,357

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

Share issue costs	(253,045)	—	(253,045)
Acquisition of financial investments – PT Portugal	—	1,468,602	1,468,602
Share capital increase of Oi	13,959,900	—	13,959,900
Obligations in equity instruments	(2,894,619)	—	(2,894,619)
Treasury shares	(263,028)	—	(263,028)
Dividends and interest on capital	—	(84,131)	(84,131)
Other comprehensive income	(136,966)	123,436	(13,530)
Net income for the year	(4,781,720)	1,290	(4,780,430)

Balance as of December 31, 2014	25,643,880	1,509,197	27,153,077

(e) Condensed Statement of Cash Flows for the years ended December 31, 2014, 2013 and 2012

Condensed statement of cash flows	2014	2013	2012
Cash flow from operating activities	5,530,569	7,035,312	4,510,301
Cash flow from investing activities	(4,302,905)	(6,770,305)	(7,214,154)
Cash flow from financing activities	(1,174,501)	(2,298,781)	(3,903,310)
Effect of exchange differences	(28,787)	45,562	(4,471)

	24,376	(1,988,212)	(6,611,634)

Cash and cash equivalents at the end of the period	2,449,206	2,424,830	4,413,042
Cash and cash equivalents at the beginning of the period	2,424,830	4,413,042	11,024,676

Change in cash and cash equivalents	24,376	(1,988,212)	(6,611,634)

The effects of the U.S. GAAP adjustments refer mainly to the retrospective effect of corporate reorganization, as mentioned in Note 30.1.

30.5 – Additional disclosures in accordance with U.S. GAAP

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

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

Regarding segment information, we refer to Note 25 that includes the financial information used for decision-making purposes. We highlight that U.S. GAAP adjustments presented in this Note 30 would impact each of the segment measures used by the chief operating decision maker.

(a) Net operating revenues

The detail of net operating revenues in the years ended December 31, 2014, 2013 and 2012 is as follows:

Net operating revenue	2014	2013	2012
Gross operating revenue	45,357,481	45,252,584	44,275,981
Deductions from gross revenue:
Taxes	(8,906,909)	(9,538,623)	(9,922,658)
Other deductions	(8,203,473)	(7,291,814)	(6,211,827)

Net operating revenue	28,247,099	28,422,147	28,141,496

(b) Expenses by nature

In the years ended December 31, 2014. 2013 and 2012, the nature of operating expenses was as follows:

Operating expenses by nature	2014	2013	2012
Third party services	(8,181,680)	(8,447,873)	(8,236,753)
Depreciation and amortization	(5,766,702)	(5,691,824)	(5,270,377)
Rents and insurance	(3,119,521)	(2,119,684)	(1,806,723)
Personnel	(2,829,307)	(2,534,222)	(2,434,944)
Interconnection	(2,689,815)	(3,965,623)	(4,414,481)
Telecommunications Inspection Fund (FISTEL) fee	—	—	(714,804)
Provisions for contingencies	(779,314)	(656,849)	(441,473)
Provision for doubtful accounts	(649,463)	(922,779)	(596,440)
Costs of handsets and other	(730,444)	(515,377)	(541,982)
Advertising and publicity	(674,275)	(556,500)	(486,431)
Taxes and other income (expenses)	(1,459,012)	(1,397,981)	540,396
Other operating income (expenses), net	3,245,643	2,369,555	—

	(23,633,890)	(24,439,157)	(24,404,012)

Classified as:
Cost of sales and/or services	(16,257,192)	(16,466,773)	(15,825,268)
Selling expenses	(5,565,757)	(5,532,045)	(5,344,802)
General and administrative expenses	(3,834,563)	(3,683,440)	(3,214,656)
Other operating income	4,466,914	3,193,024	2,189,914
Other operating expenses	(2,437,411)	(1,932,173)	(2,209,201)
Equity income (expenses)	(5,881)	(17,750)	—

	(23,633,890)	(24,439,157)	(24,404,012)

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

(c) Financial income (expenses)

In the years ended December 31, 2014, 2013 and 2012, financial income (expenses) were recognized under the following captions:

Financial income (expenses)	2014	2013	2012
Financial income
Interest and monetary correction on other assets	762,498	694,734	780,142
Exchange differences on translation foreign short and long term equivalents	32,444	69,626	616,546
Investments yield	354,526	278,598	608,273
Dividends received (i)	32,060	78,173	99,181
Interest and inflation adjustment to intragroup loans	1,066	—	—
Other	162,173	254,086	228,302

	1,344,767	1,375,217	2,332,444

Financial expenses
Inflation adjustment and exchange differences on third-party loans	(1,464,510)	(2,013,066)	(1,336,344)
Interest on outstanding loans from third parties	(1,979,414)	(1,591,915)	(1,639,893)
Interest on debentures	(953,863)	(860,400)	(661,182)
Interest and inflation adjustment on other liabilities	(814,148)	(643,318)	(586,443)
Inflation adjustment of provisions	(233,276)	(246,205)	(286,197)
Tax on transactions and bank fees	(385,824)	(193,048)	(274,398)
Derivative transactions	427,384	1,158,520	244,358
Impairment of available for sale financial assets (i)	—	—	(59,354)
Interest on taxes in installments—tax financing program	(132,194)	(81,262)	(94,489)
Other	(357,844)	(206,479)	(255,802)

	(5,893,689)	(4,677,173)	(4,949,744)

	(4,548,922)	(3,301,956)	(2,617,300)

(i)	Dividends received and depreciation of financial assets available for sale relates to the investment held by TMAR in Portugal Telecom.

(d) Income tax expense

The composition of income tax for the years ended December 31, 2014, 2013 and 2012 is as follows:

Income Tax and Social Contribution	2014	2013	2012
Current taxes	(622,001)	(418,498)	(1,014,883)
Deferred taxes	(136,267)	341,888	760,572

Total income tax and social contribution	(758,268)	(76,610)	(254,311)

The reconciliation between the statutory and effective tax rate for the years ended December 31, 2014, 2013 and 2012 is as follows:

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

Income Tax Reconciliation	2014	2013	2012
Income before taxes (i)	64,287	681,034	1,120,184

Income tax and social contribution at statutory rate (34%) (10%+15%+9%=34%)	(21,858)	(231,552)	(380,863)
Effect of companies not subject to income tax and social contribution calculation	(23,795)	(13,046)	2,839
Tax effects of interest on capital	—	—	(4,406)
Tax incentives (basically, operating income) (ii)	36,281	31,573	180,281
Tax effects on permanent exclusions (additions) (iii)	(318,951)	204,411	(20,433)
Tax effect of REFIS permanent additions (iv)	(443,401)	—	—
Compensation of tax loss carryforwards not previously recognized of subsidiaries	446	25,783	613
Difference in tax rates	7,488	—	—
Valuation allowance additions	(46,917)	(93,779)	(41,022)
Valuation allowance reductions (v)	52,438	—	8,681
Income tax and social contribution effect on the income statement (i)	(758,268)	(76,610)	(254,310)

Effective rate	-1179.5%	-11.25%	-22.7%

(i)	In 2013 and 2012, substantially all pre tax income and income tax are related to Brazilian Companies. In 2014, the disclose of income before taxes and income tax is as follows:

	Brazil	Africa	Total
Income (loss) before taxes	(145,581)	209,868	64,287
Income tax	(615,406)	(142,862)	(758,268)
Current taxes	(479,061)	(142,940)	(622,001)
Deferred taxes	(136,345)	78	(136,267)

(ii)	These tax incentives correspond mainly to a 75% reduction in the current income tax due on operating income obtained as a result of telecommunication services rendered in certain northern and northeast regions of Brasil, where the Company holds facilities for the purpose of rendering those services. This tax benefit is usually granted for a 10 year period, limited up to January 1, 2024.

(iii)	Refers to permanent additions of R$688,719 and of R$76,433 and permanent exclusions of R$376,241 and of R$280,844 in 2014 and in 2013, respectively. The main components of permanent deduction (addition) tax effects are: nondeductible fines, sponsorships and nondeductible donations, income from expired dividends, goodwill amortization (pre-merger period) and write-off of tax credits for unlikely realization, related to potential loss on the PT SGPS shares held subsidiary TMAR (R$266 million on a consolidated basis).

(iv)	Refers to permanent additions of settlement of principal, fine and interest utilizing tax loss carryforwards to pay non income tax liabilities, as permitted by Article 2 of Law 12996/2014 and Article 33 of Law 13043/2014.

(v)	Refers basically to the recognition of deferred taxes since the reviewed earnings projections point to the recoverability of these amounts.

(e) Deferred taxes

The composition of deferred tax assets and liabilities as of December 31, 2014 and 2013 is as follows:

	2014	2013
Deferred tax assets:
Tax loss carryforwards	3,447,939	2,830,760
Provisions	1,534,792	1,704,234

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

Provision for doubtful accounts	592,279	611,713
Available-for-sale financial assets	—	238,974
Business combinations—goodwill	1,605,513	1,783,409
Other temporary additions and deductions	433,116	1,055,118

Total gross deferred tax assets	7,613,639	8,224,208
Valuation allowance	(217,655)	(223,503)

Total net deferred tax assets	7,395,984	8,000,705

Business combinations – other intangibles (i)	(3,464,404)	(3,885,565)
Provisions for pension funds	(176,397)	(213,942)

Total gross deferred tax liabilities	(3,640,802)	(4,099,507)

Total net	3,755,182	3,901,198

Current	1,631,155	412,730
Non-current	2,124,027	3,488,468

For the year ended December 31, 2014, total valuation allowance decreased from R$224 million to R$218 million as of December 31, 2014, reflecting unrecognized temporary differences generated in 2014, amounting to R$94 million, net of prior year unrecognized temporary differences that were recorded in 2013, amounting to R$26 million. Approximately half of our deferred tax assets are supported by reversing taxable temporary differences. The remaining deferred tax assets are dependent upon the generation of future pretax income in certain of our tax-paying components in Brazil over an indefinite period. It is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

The tax loss carryfowards of approximately R$ 10,141 million, corresponding to R$ 3,448 million of deferred tax assets, do not expire, and may be carried forward indefinitely.

We recognize the financial statement effects of a tax return position when it is more likely than not, based on the technical merits, that the position will be sustained. Tax positions that meet this recognition threshold, are measured at the largest amount that is greater than 50 percent likely of being realized.

The company and its subsidiaries file income tax returns in all jurisdictions in which they do business (Brazil is the only major tax jurisdiction). In Brazil, income tax returns are subject to review and adjustment by the tax authorities during a period of five calendar years. Positions challenged by the taxing authorities may be settled or appealed by the company. All audit periods prior to 2009 are closed for federal examination purposes.

As of December 31, 2014 the company has no unrecognized tax benefits, nor any interest and penalties thereon. Interest and penalties on an underpayment of income taxes are recognized as part of Interest expense and General and administrative expenses, respectively.

(f)	Property, plant and equipment, net

The composition of Property, plant and equipment as of December 31, 2014 and 2013 is as follows:

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

	2014			2013
Property, Plant and Equipment	Cost	Accumulated depreciation	Net	Net
Transmission equipment	52,193,041	(38,856,572)	13,336,469	11,025,655
Infrastructure	25,455,362	(20,063,001)	5,392,361	5,486,642
Automatic switching equipment	19,808,094	(17,461,235)	2,346,859	2,401,221
Buildings	4,391,214	(2,441,274)	1,949,940	1,029,414
Work in progress	2,657,409	—	2,657,409	4,569,682
Other assets	4,885,567	(4,324,296)	561,271	1,212,443

	109,390,687	(83,146,378)	26,244,309	25,725,058

(g)	Intangible assets

The composition of intangible assets as of December 31, 2014 and 2013 is as follows:

	As of December 31,
	Gross amount	Accumulated amortization	2014	2013
			Net	Net

Intangible assets other than goodwill:
Licences (i)	18,992,604	(7,849,911)	11,142,692	12,317,024
Customer list	55,828	(55,828)	0	0
Indefeasible rights of use (IRU) (ii)	601,188	(489,122)	112,066	143,468
Computer software	7,310,309	(5,874,996)	1,435,313	1,309,868
Other	1,316,868	(862,130)	454,738	486,761

	28,276,797	(15,131,988)	13,144,810	14,257,120
Goodwill:
Pegasus	253,000	—	253,000	253,000
Paggo	40,235	—	40,235	40,235

	293,235	—	293,235	293,235
Trademark – internet	115,777	—	115,777	115,777

Total intangible assets	28,685,809	(15,131,988)	13,553,821	14,666,132

(i)	Includes mainly the fair value of intangible assets related to purchase of control of BrT (now Oi, S.A.).

(ii)	Refers to several indefeasible rights of use contracts of Pegasus.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

30.6 – Information related to pension plans

(a)	Change in benefit obligation

The following table sets forth the defined benefit parts of the plans of Telemar (TelemarPrev and PBS- Telemar) and Brasil Telecom (TCSPREV, BrTPrev and PAMEC) defined benefit pension plan’s changes in projected benefit obligation:

	2014			2013
	TCSPREV	BrTPREV and PAMEC	TelemarPrev and PBS-Telemar	TCSPREV	BrTPREV and PAMEC	TelemarPrev and PBS-Telemar
Projected benefit obligation at the beginning of the year	480,601	1,945,119	2,958,864	571,330	2,267,402	3,544,361
Service cost	797	230	3,713	1,837	782	12,441
Interest cost	54,689	220,025	337,222	49,310	194,520	306,347
Benefits paid	(36,569)	(167,771)	(234,901)	(35,505)	(160,887)	(221,917)
Participants’ contributions	—	—	52	—	—	53
Changes in actuarial assumptions	(2,607)	(971)	(5,821)	(106,713)	(374,366)	(738,420)
Experience actuarial (gain) loss	5,067	30,199	74,449	342	17,668	55,998

Projected benefit obligation at end of the year	501,978	2,026,831	3,133,577	480,601	1,945,119	2,958,864

(b)	Change in plan assets

The following table sets forth the change in the fair value of the assets:

	2014			2013
	TCSPREV	BrTPREV and PAMEC	TelemarPrev and PBS-Telemar	TCSPREV	BrTPREV and PAMEC	TelemarPrev and PBS-Telemar
Fair value of plan assets at the beginning of the year	1,442,657	1,301,556	3,468,759	1,543,104	1,396,615	3,850,778
Actual return on plan assets	28,747	293,096	147,002	(64,943)	(51,229)	(160,240)
Company’s contributions	—	123,304	77	—	116,803	85
Participants’ contributions	—	—	52	—	—	53
Benefits paid	(36,569)	(167,661)	(234,901)	(35,505)	(160,633)	(221,917)

Fair value of plan assets at end of year	1,434,835	1,550,295	3,380,989	1,442,657	1,301,556	3,468,759

(c)	Accrued prepaid pension cost

Prepaid pension cost recognized is computed as follows for the defined benefit pension plans and parts at December 31:

	2014			2013
	TCSPREV	BrTPREV and PAMEC	TelemarPrev and PBS-Telemar	TCSPREV	BrTPREV and PAMEC	TelemarPrev and PBS-Telemar
Funded (unfunded) status of plan	(932,857)	476,535	(247,411)	(962,056)	643,563	(509,895)

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

(d)	Pension costs

Net periodic defined benefit pension cost for the years ended December 31, includes the following:

	2014
	TCSPREV	BrTPREV and PAMEC	TelemarPrev and PBS-Telemar
Net service cost	797	230	3,713
Interest cost	54,689	219,926	337,222
Expected return on plan assets	(150,078)	(151,143)	(397,552)
Amortization of unrecognized net actuarial losses (gains)	(5,831)	6,940	9,131
Amortization of unrecognized prior year service costs (gains)	(5,636)	1,552	—
Amortization of initial transition obligation	—	—	(4,202)

Net periodic pension cost (benefit)	(106,059)	77,506	(51,687)

	2013
	TCSPREV	BrTPREV and PAMEC	TelemarPrev and PBS-Telemar
Net service cost	1,837	782	12,441
Interest cost	49,310	194,520	306,347
Expected return on plan assets	(145,230)	(130,340)	(355,151)
Amortization of unrecognized net actuarial losses (gains)	(19,443)	23,698	30,174
Amortization of unrecognized prior year service costs (gains)	(5,636)	1,552	—
Amortization of initial transition obligation	—	—	(4,203)

Net periodic pension cost (benefit)	(119,162)	90,212	(10,392)

	2012
	TCSPREV	BrTPREV and PAMEC	TelemarPrev and PBS-Telemar
Net service cost	1,751	2,422	11,249
Interest cost	47,390	189,650	285,900
Expected return on plan assets	(156,476)	(136,664)	(392,439)
Amortization of unrecognized net actuarial losses (gains)	(27,956)	9,530	—

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

Amortization of unrecognized prior year service costs (gains)	(5,636)	1,608	—
Amortization of initial transition obligation	—	—	(4,202)

Net periodic pension cost (benefit)	(140,927)	66,546	(99,492)

The Company also participates in a multi-employer defined benefit pension plan (PBS-Assistidos) for employees, which had retired prior to the split-up of Sistel. The Company made no contributions to this plan during the years 2014 and 2013.

The net periodic pension cost expected to be recognized in 2015 are as follows:

	2015
	TCSPREV	BrTPREV and PAMEC	TelemarPrev and PBS-Telemar
Net service cost	586	168	2,904
Interest cost	57,066	229,083	356,801
Expected return on plan assets	(162,701)	(175,332)	(375,221)
Amortization of unrecognized net actuarial losses (gains)	—	6,398	47,438
Amortization of unrecognized prior year service costs (gains)	(5,636)	1,552	(4,202)
Amortization of initial transition obligation	—	—

Net periodic pension cost (benefit)	(110,684)	61,869	27,720

(e)	Assumptions used in each year (expressed in nominal terms)

The following actuarial assumptions were used to determine the actuarial present value of the Company’s projected benefit obligation:

	2014
	TCSPREV	BrTPREV and PAMEC	TelemarPrev and PBS-Telemar
Discount rate for determining projected benefit obligations	11.83%	11.83%	11.83%
Expected long-term rate of return on plan assets	11.83%	11.83%	11.83%
Annual salary increases	7.93%	7.93%	7.93%
Rate of compensation increase	5.50%	5.50%	5.50%
Inflation rate assumption used in the above	5.50%	5.50%	5.50%

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

	2013
	TCSPREV	BrTPREV and PAMEC	TelemarPrev and PBS-Telemar
Discount rate for determining projected benefit obligations	11.83%	11.83%	11.83%
Expected long-term rate of return on plan assets	11.83%	11.83%	11.83%
Annual salary increases	7.93%	7.93%	7.93%
Rate of compensation increase	5.50%	5.50%	5.50%
Inflation rate assumption used in the above	5.50%	5.50%	5.50%

	2012
	TCSPREV	BrTPREV and PAMEC	TelemarPrev and PBS-Telemar
Discount rate for determining projected benefit obligations	8.89%	8.89%	8.89%
Expected long-term rate of return on plan assets	9.52%	9.52%	9.52%
Annual salary increases	8.68%	8.68%	8.68%
Rate of compensation increase	4.50%	4.50%	4.50%
Inflation rate assumption used in the above	4.50%	4.50%	4.50%

(f)	Investment requirements

The Company has no specific investment targets. Its objective is to follow guidelines established by “Secretaria de Previdência Complementar” (Secretary for complementary pension plans), as shown below.

	2014
	TelemarPrev	PBS-Telemar
Equity securities	6.00%	4.00%
Debt securities	81.00%	83.00%
Real estate	1.00%	1.00%
Others	12.00%	12.00%

	2014
	TCSPREV	BrTPREV
Equity securities	4.00%	4.00%
Debt securities	83.00%	83.00%
Real estate	1.00%	1.00%
Others	12.00%	12.00%

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

(In thousands of Brazilian reais - R$, unless otherwise stated)

(g)	Composition of plan assets

	TelemarPrev		PBS-Telemar
	2014	2013	2014	2013
Equity securities	6.00%	8.00%	4.00%	8.00%
Fixed income	81.00%	80.00%	83.00%	80.00%
Real estate	1.00%	1.00%	1.00%	1.00%
Other	12.00%	11.00%	12.00%	11.00%

Total	100.00%	100.00%	100.00%	100.00%

	TCSPREV		BrTPREV
	2014	2013	2014	2013
Equity securities	4.00%	8.00%	4.00%	8.00%
Fixed income	83.00%	80.00%	83.00%	80.00%
Real estate	1.00%	1.00%	1.00%	1.00%
Other	12.00%	11.00%	12.00%	11.00%

Total	100.00%	100.00%	100.00%	100.00%

(h)	Description of investment policies and strategies

The investment policies and strategies for the two single-employer benefit pension plans PBS-Telemar and TelemarPrev are subject to Resolution N° 3,121 of the National Monetary Council, which establishes investment guidelines.

TelemarPrev is a defined contribution plan with individual capitalization. Management allocates the investments in order to conciliate the expectations of the sponsors, active and assisted participants. The assets on December 31, 2014 consists mainly of the following portfolio: 81% in debt securities, 6% in equity of Brazilian companies and 1% in real estate and other assets.

PBS-Telemar plan is closed for new participants and the vast majority of the current participants are receiving their benefits. The mathematical reserves are readjusted annually considering an interest rate of 6% per annum over the variation of the National Consumer Price Index (“INPC”). Therefore, management’s strategy is to guarantee resources that exceed this readjustment. Management also prepares a long-term cash-flow to match assets and liabilities. Therefore, debt securities investments are preferred when choosing the allocation of its assets, representing 83% of the portfolio in December 31, 2014.

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

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2014, 2013 and 2012

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

(i)	Expected contribution and benefits

The estimated benefit payments, which reflect future services, as appropriate, are expected to be paid as follows (unaudited):

	PBS-Telemar	TelemarPrev
2015	20,783	214,234
2016	21,754	227,271
2017	22,751	240,637
2018	23,805	254,911
2019	24,872	269,126
2020 until 2024	140,627	1,581,779

	TCSPREV	BrTPREV
2015	40,090	180,617
2016	42,468	188,598
2017	44,957	196,535
2018	47,588	204,524
2019	50,040	212,583
2020 until 2024	288,037	1,182,127