Form 20-F
period 2015-12-31
OI S.A.
filed 2016-05-20
CIK 1160846

As filed with the Securities and Exchange Commission on May 20, 2016

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2015

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

The total number of issued and outstanding shares of each class of stock of Oi S.A. as of December 31, 2015 was:

519,751,658 common shares, without par value

155,915,486 preferred shares, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

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

Large accelerated filer  ☐                Accelerated filer  ☒                Non-accelerated filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

On May 13, 2016, the exchange rate for reais into U.S. dollars was R$3.504 to US$1.00, based on the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Brazilian Central Bank. The selling rate was R$3.905 to US$1.00 on December 31, 2015, R$2.656 to US$1.00 on December 31, 2014 and R$2.343 to US$1.00 on December 31, 2013, in each case, as reported by the Brazilian Central Bank. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate on May 13, 2016 may not be indicative of future exchange rates. See “Item 3. Key Information—Exchange Rates” for information regarding exchange rates for the real since January 1, 2010.

Solely for the convenience of the reader, we have translated some amounts included in “Item 3. Key Information—Selected Financial Information” and in this annual report from reais into U.S. dollars using the selling rate as reported by the Brazilian Central Bank on December 31, 2015 of R$3.905 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

Financial Statements

We maintain our books and records in reais. Our consolidated financial statements as of December 31, 2015 and 2014 and for the three years ended December 31, 2015 are included in this annual report.

We prepare our consolidated financial statements in accordance with United States generally accepted accounting principles, or U.S. GAAP. Based on our operating cash flows and the impact such operating cash flows have had on our liquidity, in combination with the level of our indebtedness and the potential impact if we cannot satisfy certain financial covenants under our current debt instruments in 2016, our independent registered public accounting firm has included an emphasis paragraph related to the substantial doubt with respect to our ability to continue as a going concern in their report on our consolidated financial statements for the year ended December 31, 2015. However, our financial statements have been prepared assuming we will continue to operate as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

We are also required to prepare financial statements in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, which are based on:

•	Brazilian Law No. 6,404/76, as amended by Brazilian Law No. 9,457/97, Brazilian Law No. 10,303/01, and Brazilian Law No. 11,638/07, which we refer to collectively as the Brazilian Corporation Law;

•	the rules and regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM, and the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade); and

•	the accounting standards issued by the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis), or the CPC.

Certain Defined Terms

Unless otherwise indicated or the context otherwise requires:

•	all references to “our company,” “we,” “our,” “ours,” “us” or similar terms are to Oi S.A. and its consolidated subsidiaries;

•	all references to “Oi” are to Oi S.A.;

•	all references to “TmarPart” are to Telemar Participações S.A., which, prior to the capital increase of Oi on May 5, 2014, was the direct controlling shareholder of Oi and which merged with and into Oi on September 1, 2015;

•	all references to “Telemar” are to Telemar Norte Leste S.A., a wholly-owned subsidiary of Oi;

•	all references to “Pharol” are to Pharol, SGPS, S.A. (formerly known as Portugal Telecom, SGPS, S.A.);

•	all references to “PT Portugal” are to PT Portugal, SGPS, S.A., which we acquired on May 5, 2014 and sold on June 2, 2015;

•	all references to our Common ADSs are to American Depositary Shares, or ADSs, each representing five common shares of our company, all references to our Preferred ADSs are to ADSs, each representing one preferred share of our company, and all references to our ADSs are to our Common ADSs and Preferred ADSs;

•	all references to “Brazil” are to the Federative Republic of Brazil; and

•	all references to the “Brazilian government” are to the federal government of the Federative Republic of Brazil.

Acquisition and Disposition of PT Portugal

On May 5, 2014, we concluded a capital increase, which we refer to as the Oi capital increase, in which we issued (1) 121,674,063 of our common shares and 280,483,641 of our preferred shares for an aggregate amount of R$8,250 million in cash, and (2) 104,580,393 of our common shares and 172,025,273 of our preferred shares to Pharol in exchange for the contribution by Pharol to our company of all of the shares of its subsidiary PT Portugal. PT Portugal provides a broad range of telecommunications services in Portugal and owned significant interests in telecommunications companies in Angola, Cape Verde, Namibia, and São Tomé and Principe in Africa and Timor-Leste in Asia.

On June 2, 2015, we sold all of the share capital of PT Portugal to Altice Portugal for a purchase price equal to the enterprise value of PT Portugal of €6,900 million, subject to adjustments based on the financial debt, cash and working capital of PT Portugal on the closing date, plus an additional earn-out amount of €500 million in the event that the consolidated revenues of PT Portugal and its subsidiaries (as of the closing date) for any single year between the year ending December 31, 2015 and the year ending December 31, 2019 is equal to or exceeds €2,750 million.

In connection with the closing, Altice Portugal disbursed €5,789 million, of which €869 million was utilized by PT Portugal to prepay outstanding indebtedness in that amount, and €4,920 million were paid to our company in cash. As of December 31, 2015, we had used R$8,682 million of the net cash proceeds of the PT Portugal Disposition for the prepayment of indebtedness of our company, and as of the date of this annual report have used an additional R$5,350 million of these net cash proceeds for the prepayment and repayment of indebtedness of our company. We expect to use the remainder of these net cash proceeds for the repayment of indebtedness of our company.

In anticipation of the PT Portugal Disposition, PT Portugal transferred Portugal Telecom International Finance B.V., or PTIF, its wholly-owned finance subsidiary, to Oi. As a result of the completion of the PT Portugal Disposition, the indebtedness of PTIF, which had previously been classified as liabilities associated with assets held for sale in our consolidated financial statements, was reclassified as indebtedness of our company. In addition, in connection with the PT Portugal Disposition, PTIF assumed all obligations under PT Portugal’s outstanding 6.25% Notes due 2016.

In addition, PT Portugal transferred to Oi all of the outstanding share capital of PT Participações, SGPS, S.A., or PT Participações, which holds:

•	our 75% interest in Africatel Holding B.V., or Africatel, which holds our interests in telecommunications companies in Africa, including telecommunications companies in Angola, Cape Verde, Namibia, and São Tomé and Principe; and

•	our interests in TPT—Telecomunicações Públicas de Timor, S.A., or TPT, which provides telecommunications, multimedia and IT services in Timor Leste.

Share Splits

On August 15, 2012, we changed the ratio applicable to our Preferred ADS from three preferred shares per Preferred ADS to one preferred share per Preferred ADS. All references to numbers of Preferred ADSs in this annual report have been adjusted to give effect to this change in ratio.

On November 18, 2014, our shareholders acting in an extraordinary general shareholders meeting authorized (1) the reverse split of all of our issued common shares into one common share for each 10 issued common shares, and (2) the reverse split of all of our issued preferred shares into one preferred share for each 10 issued preferred shares. This reverse share split became effective on December 22, 2014. There was no change in the ratio of our Common ADSs or Preferred ADSs in connection with this reverse share split; each Common ADS continues to represent one of our common shares and each Preferred ADS continues to represent one of our preferred shares. All references to numbers of shares of our company, dividend amounts of our company and earnings per share of our company in this annual report have been adjusted to give effect to the 10-for-one reverse share split.

On February 1, 2016, we changed the ratio applicable to our Common ADSs from one common share per Common ADS to five common shares per Common ADS. All references to numbers of Common ADSs in this annual report have been adjusted to give effect to this change in ratio.

Market Share and Other Information

We make statements in this annual report about our market share and other information relating to the telecommunications industry in Brazil. We have made these statements on the basis of information obtained from third-party sources and publicly available information that we believe are reliable, such as information and reports from ANATEL, among others. Notwithstanding any investigation that we may have conducted with respect to the market share, market size or similar data provided by third parties or derived from industry or general publications, we assume no responsibility for the accuracy or completeness of any such information.

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

Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things:

•	our ability to continue as a going concern and the success of our efforts to optimize our liquidity and debt profile;

•	the effects of intense competition in Brazil and the other countries in which we have operations and investments;

•	material adverse changes in economic conditions in Brazil or the other countries in which we have operations and investments;

•	the Brazilian government’s telecommunications policies that affect the telecommunications industry and our business in Brazil in general, including issues relating to the remuneration for the use of our network in Brazil, and changes in or developments of ANATEL regulations applicable to us;

•	the cost and availability of financing;

•	the general level of demand for, and changes in the market prices of, our services;

•	our ability to implement our corporate strategies in order to expand our customer base and increase our average revenue per user;

•	political, regulatory and economic conditions in Brazil;

•	inflation in Brazil and fluctuations in exchange rates;

•	the outcomes of legal and administrative proceedings to which we are or become a party;

•	changes in telecommunications technology that could require substantial or unexpected investments in infrastructure or that could lead to changes in our customers’ behavior; and

•	other factors identified or discussed under “Item 3. Key Information––Risk Factors.”

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

v

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

The following selected financial data have been derived from our consolidated financial statements. The selected financial data as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 have been derived from our audited consolidated financial statements included in this annual report. The selected financial data as of December 31, 2013, 2012 and 2011 and for the years ended December 31, 2012 and 2011 have been derived from our consolidated financial statements that are not included in this annual report.

We have included information with respect to the dividends and/or interest attributable to shareholders’ equity paid to holders of our common shares and preferred shares since January 1, 2011 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date under the caption “Item 8. Financial Information—Dividends and Dividend Policy—Payment of Dividends.”

	As of and For the Year Ended December 31,
	2015(1)		2015		2014		2013		2012		2011
	(in millions of US$, except per share amounts)		(in millions of reais, except per share amounts and as otherwise indicated)

Income Statement Data:
Net operating revenue	US$	7,005	R$	27,354	R$	28,247	R$	28,422	R$	28,141	R$	27,907
Cost of sales and services		(4,161)		(16,250)		(16,257)		(16,467)		(15,825)		(16,180)

Gross profit		2,844		11,104		11,990		11,955		12,316		11,727
Operating expenses		(2,533)		(9,891)		(7,377)		(7,972)		8,579		9,016

Operating income (loss) before financial income (expenses) and taxes		311		1,213		4,613		3,983		3,737		2,712
Financial income		1,374		5,365		1,345		1,375		2,332		2,227
Financial expenses		(3,048)		(11,903)		(5,894)		(4,677)		(4,950)		(5,697)

Financial income (expenses), net		(1,674)		(6,538)		(4,549)		(3,302)		(2,617)		(3,471)

Income (loss) of continuing operations before taxes		(1,364)		(5,325)		64		681		1,120		(759)
Income tax and social contribution		(866)		(3,380)		(758)		(77)		(254)		202

Net income (loss) of continuing operations		(2,229)		(8,705)		(694)		604		866		(557)
Net income (loss) of discontinued operations, net of taxes		(222)		(867)		(4,086)		—		—		—

Net income (loss)		(2,451)		(9,572)		(4,780)		604		866		(557)
Other comprehensive income (loss)		(166)		(647)		(14)		34		(319)		(133)

Comprehensive income (loss)	US$	(2,617)	R$	(10,219)	R$	(4,794)	R$	638	R$	547	R$	(690)

Net income (loss) attributable to controlling shareholders		(2,346)		(9,159)		(4,782)		604		859		(296)

	As of and For the Year Ended December 31,
		2015(1)	2015		2014		2013	2012	2011
		(in millions of US$, except per share amounts)	(in millions of reais, except per share amounts and as otherwise indicated)

Income Statement Data:
Net income (loss) attributable to non-controlling shareholders		(106)		(413)		1	—	7	(261)
Net income (loss) applicable to each class of shares (2):					R$	(1,569)	190	289	(296)
Common shares basic and diluted	US$	(1,011)	R$	(3,947)		(3,213)	414	570	—
Preferred shares and ADSs basic and diluted		(1,335)		(5,212)
Net income (loss) per share:						(7.76)	3.69	5.73	(6.49)
Common shares – basic and diluted		(3.21)		(12.55)		(7.76)	3.69	5.73	—
Preferred shares and ADSs – basic and diluted		(3.21)		(12.55)
Net income (loss) per share from continuing operations:						(1.13)	3.69	5.73	(6.49)
Common shares – basic and diluted		(2.91)		(11.36)		(1.13)	3.69	5.73	—
Preferred shares and ADSs – basic and diluted		(2.91)		(11.36)
Net income (loss) per share from discontinued operations:						(6.63)	—	—	—
Common shares – basic and diluted		0.30		(1.19)		(6.63)	—	—	—
Preferred shares and ADSs – basic and diluted		0.30		(1.19)
Weighted average shares outstanding (in thousands):
Common shares – basic		—		314,518		202,312	51,476	50,499	45,615
Common shares – diluted		—		314,518		202,312	51,476	50,499	46,560
Preferred shares and ADSs – basic		—		415,321		414,200	112,527	99,488	53,693
Preferred shares and ADSs – diluted		—		415,321		414,200	112,527	99,488	54,092

(1)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank on December 31, 2015 for reais into U.S. dollars of R$3.905=US$1.00.
(2)	In accordance with ASC 260, basic and diluted earnings per share have been calculated using the “two class method.” See note 23 to our audited consolidated financial statements which are included in this annual report.

	As of and For the Year Ended December 31,
	2015(1)		2015		2014		2013		2012		2011
	(in millions of US$, except per share amounts)		(in millions of reais, except per share amounts and as otherwise indicated)

Balance Sheet Data:
Cash and cash equivalents	US$	3,815	R$	14,898	R$	2,449	R$	2,425	R$	4,413	R$	11,025
Short-term investments		461		1,802		171		493		2,426		2,299
Trade accounts receivable, less allowance for doubtful accounts		2,146		8,380		7,450		7,097		7,018		5,861
Assets held for sale		1,968		7,686		34,255		—		—		—
Total current assets		9,786		38,214		51,354		18,100		21,802		26,242
Property, plant and equipment, net		6.612		25,818		26,244		25,725		24,640		23,165
Non-current judicial deposits		3,360		13,119		12,260		11,051		9,723		7,786
Intangible assets, net		3,017		11,780		13,554		14,666		15,869		16,329

	As of and For the Year Ended December 31,
	2015(1)	2015	2014	2013	2012	2011
	(in millions of US$, except per share amounts)	(in millions of reais, except per share amounts and as otherwise indicated)

Total assets	25,438	99,335	110,741	78,727	78,647	81,382
Short-term loans and financings (including current portion of long-term debt)	3,024	11,810	4,464	4,159	3,114	4,600
Liabilities of assets held for sale(2)	191	745	27,178	—	—	—
Total current liabilities	6,557	25,605	42,580	15,571	17,127	17,114
Long-term loans and financings	12,305	48,048	31,386	31,695	30,232	25,169
Total liabilities	21,175	82,688	83,588	58,713	58,218	56,162
Share capital	5,490	21,438	21,438	7,471	7,308	3,731
Shareholders’ equity	4,263	16,646	27,153	20,013	20,428	25,219
Shareholders’ equity attributable to controlling shareholders	3,958	15,456	25,644	20,013	20,428	13,826
Shareholders’ equity attributable to non-controlling shareholders	305	1,191	1,509	—	—	11,393

(1)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank on December 31, 2015 for reais into U.S. dollars of R$3.905=US$1.00.
(2)	As of December 31, 2014, includes short-term loans and financings (including current portion of long-term debt) of R$1,935 million and long-term loans and financings of R$16,958 million that remained obligations of our company following the completion of our sale of PT Portugal.

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

	Reais per U.S. Dollar
Year	High	Low	Average	Period End
2011	1.902	1.535	1.671	1.876
2012	2.112	1.702	1.959	2.044
2013	2.446	1.953	2.161	2.343
2014	2.740	2.197	2.354	2.656
2015	4.195	2.575	3.339	3.905

	Reais per U.S. Dollar
Month	High		Low
October 2015	R$	4.001	R$	3.739
November 2015		3.851		3.701
December 2015		3.983		3.748
January 2016		4.156		3.986
February 2016		4.049		3.865
March 2016		3.991		3.559
April 2016		3.692		3.451
May 2016 (1)		3.555		3.465

(1)	Through May 13, 2016.

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

Companies in the telecommunications industry must adapt to rapid and significant technological changes that are usually difficult to anticipate. The mobile telecommunications industry in particular has experienced rapid and significant technological development and frequent improvements in capacity, quality and data-transmission speed. Technological changes may render our equipment, services and technology obsolete or inefficient, which may adversely affect our competitiveness or require us to increase our capital expenditures in order to maintain our competitive position. For example, we have made significant investments in the last three years in connection with the implementation of our UMTS (Universal Mobile Telecommunications System), or 3G, services, and are making investments in the implementation of our LTE (Long Term Evolution), or 4G, services. In addition, we believe that in the medium-term, personal mobility service providers in Brazil will experience increasing competition from over-the-top, or OTT, providers, which provide content (such as WhatsApp, Skype and YouTube) over an internet connection rather than through a service provider’s network. OTT providers will become increasingly competitive as customers shift from mobile voice and SMS communications to internet-based voice and data communications through computers and smartphone or tablet applications such as WhatsApp, Viber and Skype. Since November 2011, we have deployed a network of Wi-Fi hotspots in indoor public and commercial sites, outdoor public spaces and residential access points. It is possible that alternative technologies may be developed that are more advanced than those we currently provide. We may not obtain the expected benefits of our investments if more advanced technologies are adopted by the market. Even if we adopt new technologies in a timely manner as they are developed, the cost of such technology may exceed the benefit to us, and we cannot assure you that we will be able to maintain our level of competitiveness.

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

Failure in our networks, or their backup mechanisms, may result in service delays or interruptions and limit our ability to provide customers with reliable service over our networks. Some of the risks to our networks and infrastructure include (1) physical damage to access lines and long-distance optical cables; (2) power surges or outages; (3) software defects; (4) disruptions beyond our control; (5) breaches of security; and (6) natural disasters. The occurrence of any such event could cause interruptions in service or reduce capacity for customers, either of which could reduce our net operating revenue or cause us to incur additional expenses. In addition, the occurrence of any such event may subject us to penalties and other sanctions imposed by ANATEL, and may adversely affect our business and results of operations.

The mobile telecommunications industry and participants in this industry, including us, may be harmed by reports suggesting that radio frequency emissions cause health problems and interfere with medical devices.

Media and other entities have suggested that the electromagnetic emissions from mobile handsets and base stations may cause health problems. If consumers harbor health-related concerns, they may be discouraged from using mobile handsets. These concerns could have an adverse effect on the mobile telecommunications industry and, possibly, expose mobile services providers to litigation. We cannot assure you that further medical research and studies will refute a link between the electromagnetic emissions of mobile handsets and base stations, including on frequency ranges we use to provide mobile services, and these health concerns. Government authorities could increase regulation on electromagnetic emissions of mobile handsets and base stations, which could have an adverse effect on our business, financial condition and results of operations. The expansion of our network may be affected by these perceived risks if we experience problems in finding new sites, which in turn may delay the expansion and may affect the quality of our services.

In July 2002, ANATEL enacted regulations that limit emission and exposure for fields with frequencies between 9 kHz and 300 GHz. On June 29, 2015, ANATEL commenced a public consultation regarding its proposed Regulatory Agenda for the 2015-2016 cycle, which, among other items, provides for the reevaluation of regulations regarding human exposure to radiofrequency electromagnetic fields. Although we believe these regulations have not had a material impact on the business of our company to date, the Brazilian government or ANATEL may enact new laws or regulations regarding electromagnetic emissions and exposure that could have an adverse effect on our business.

Risks Relating to Our Company

We have a substantial amount of debt, which could restrict our financing and operating flexibility and have other adverse consequences.

As of December 31, 2015, we had R$59,857 million aggregate principal amount of outstanding debt. We are subject to certain financial covenants under the instruments that govern some of our indebtedness that limit our ability to incur additional debt. The level of our consolidated indebtedness and the requirements and limitations imposed by these debt instruments could adversely affect our financial condition or results of operations. In particular, the terms of some of these debt instruments restrict our ability, and the ability of our subsidiaries, to:

•	incur additional debt;

•	grant liens;

•	pledge assets;

•	sell or dispose of assets; and

•	make certain acquisitions, mergers and consolidations.

If we are unable to incur additional debt, we may be unable to invest in our business and make necessary or advisable capital expenditures, which could reduce future net operating revenue and adversely affect our profitability. In addition, the cash required to service our indebtedness reduces the amount available to us to make capital expenditures. If we are unable to generate operating cash flows, we may not be able to continue servicing our debt.

Furthermore, some of our debt instruments include financial covenants that require Oi or Telemar to maintain certain specified financial ratios. Prior to December 31, 2015, we executed temporary modifications of each of our debt instruments that contain covenants requiring Oi to maintain specified levels of consolidated debt to consolidated EBITDA (other than the debt instruments governing Oi’s 5th and 9th issuances of debentures), pursuant to which Oi was required to maintain a consolidated net debt to consolidated EBITDA ratio, determined based on our financial statements prepared in accordance with Brazilian GAAP, of no more than 6.0 to 1.0 as of December 31, 2015. Most of these temporary modifications continue to require Oi to maintain a consolidated net debt to consolidated EBITDA ratio of no more than 6.0 to 1.0 for each of the fiscal quarters of 2016. Upon the expiration of these temporary modifications, the consolidated debt to EBITDA ratio that Oi is required to maintain under each of these debt instruments will be reduced to their pre-existing levels, the most restrictive of which will require that Oi maintain a consolidated debt to EBITDA ratio of less than 4.0 to 1.0. Under each of these debt instruments, the creditor has the right to accelerate the debt if, at the end of any applicable period we are not in compliance with the defined financial covenants ratios. We have repaid the principal amount outstanding under Oi’s 5th and 9th issuances of debentures in the aggregate amount of R$23 million.

Our debt facilities with BNDES contained a number of financial covenants (including ratios with respect to shareholders equity to total assets and consolidated debt to EBITDA) that were measured on a semi-annual basis on June 30 and December 31. Under these debt facilities, noncompliance with two or more of these covenants in one semi-annual period would automatically trigger the right of BNDES to retain proceeds (in an amount equivalent to three times our next amortization payment under each debt facility with BNDES) from receivables otherwise payable to us in reserve accounts pledged for the benefit of BNDES until such time as the breach is cured.

On June 30, 2015, we were not in compliance with the covenants in each of our debt facilities with BNDES that require Oi to maintain a shareholder’s equity to EBITDA ratio of at least 0.25 to 1 and a consolidated debt to EBITDA ratio of less than 4.0 to 1. As a result, BNDES, had the right to retain proceeds from receivables in reserve accounts pledged for the benefit of BNDES, as described above. In November, 2015, we and BNDES amended the terms of each of our debt facilities with BNDES. As a result of these amendments, (1) the consolidated debt to consolidated EBITDA ratio, determined based on our financial statements prepared in accordance with Brazilian GAAP, that Oi was required to maintain was increased to 6.0 to 1.0 for the December 31, 2015 measurement date, (2) the measurement period under each of these debt facilities was reduced to quarterly periods, and (3) BNDES has the right to accelerate the debt under each of these debt facilities, at the end of any applicable period, we are not in compliance with two or more of the financial covenants contained in these debt facilities.

We were in compliance with each of the financial covenants applicable the debt instruments to which Oi and its subsidiaries are a party as of December 31, 2015 (other than the debt instruments governing Oi’s 5th and 9th issuances of debentures). We are seeking waivers from those creditors for which these temporary modifications do not cover all measurement periods to and including the periods ending on December 31, 2016. We cannot provide investors with any assurance that these waivers will be obtained. In the event that we are unable to obtain waivers of the anticipated breaches of these covenants in these debt instruments, or identify and implement financial and strategic alternatives to optimize our liquidity and debt profile, we may be unable to meet our obligations under these debt instruments in the event that the creditors under these debt instruments seek to enforce their available remedies.

Under the Trust Deed governing each of the Bonds issued by PTIF (other than the PTIF 6.25% Notes due 2016), or the PTIF Bonds, we were required to file audited financial statements of PTIF as of and for the year ended December 31, 2014 with the Dutch Chamber of Commerce no later than January 31, 2016. On April 29, 2016, Citicorp Trustee Company Limited, the trustee under this Trust Deed, or the PTIF Trustee, delivered a written notice to PTIF and Oi noting that the failure of PTIF to provide the 2014 audited financial statements constituted a potential event of default under the PTIF Bonds and requesting the delivery of those financial statements. PTIF is continuing to work with its auditor to complete the preparation of its 2014 audited financial statements as soon as possible.

The PTIF Trustee has notified PTIF that if PTIF fails to deliver the financial statements on or prior to May 29, 2016 and the PTIF Trustee determines that this failure is materially prejudicial to the interests of the holders of the PTIF Bonds, the PTIF Trustee could declare that the PTIF Bonds are immediately due and repayable. Under the terms of the PTIF Bonds, the PTIF Trustee is not obliged to exercise its discretion to declare any PTIF Bonds immediately due and repayable or to take any other action to enforce the rights of the holders of the PTIF Bonds unless it shall have been indemnified to its satisfaction and specifically directed or requested to do so by a requisite percentage of the holders of the PTIF Bonds in accordance with the terms and conditions of the PTIF Bonds.

The instruments governing a substantial portion of our indebtedness contain cross-acceleration clauses and the occurrence of an event of default under one of these instruments, could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness or those obligations. Were a substantial amount of our outstanding indebtedness to be accelerated, we may not have sufficient funds to repay such debt when due.

If we are unable to meet our debt service obligations or comply with our debt covenants, we could be forced to renegotiate or refinance our indebtedness or seek additional equity capital. In this circumstance, we may be unable to obtain financing on satisfactory terms, or at all.

On March 9, 2016, we announced that we had retained PJT Partners as our financial advisor to assist us in evaluating financial and strategic alternatives to optimize our liquidity and debt profile. On April 25, 2016, we entered into a customary non-disclosure agreement with Moelis & Company, who acts as advisor for a diverse ad hoc group of holders of the bonds issued by Oi and its subsidiaries, as an initial step towards discussions of a potential restructuring of its indebtedness.

For more information regarding the debt instruments of our company and our indebtedness as of December 31, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.”

Our independent registered public accounting firm has indicated that our financial condition raises substantial doubt as to our ability to continue as a going concern.

Based on our operating cash flows and the impact such operating cash flows have had on our liquidity, in combination with the level of our indebtedness and the potential impact if we cannot satisfy certain financial covenants under our current debt instruments in 2016, our independent registered public accounting firm has included an emphasis paragraph related to the substantial doubt with respect to our ability to continue as a going concern in their report on our consolidated financial statements for the year ended December 31, 2015. However, our financial statements have been prepared assuming we will continue to operate as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. If we become unable to continue as a going concern, we may seek the protection of the courts through a judicially supervised reorganization (recuperação judicial) proceeding in Brazil or liquidate our assets, and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our consolidated financial statements. The reaction of investors and others to the inclusion of a going concern statement by our auditors, our operating cash flows and questions regarding our potential inability to continue as a going concern may cause others to choose not to deal with us due to concerns about our ability to meet our contractual obligations and may materially adversely affect our share price and our ability to continue to execute our business plans, raise new capital and/or make our scheduled debt payments on a timely basis or at all.

Because our cash flows from operating activities are negative, and are expected to continue to be negative through 2016, we will likely need to meet our obligations and fund our working capital with cash on hand and proceeds from existing amounts available under our financing facilities.

Our cash flows from operations were negative in 2015, and based on our current plans, we expect our cash flows from operating activities to remain negative through 2016. Our current projections are based on a number of key assumptions relating to, among other things, attainment of traffic volume targets, customer base, launching of bundled products attractive to customers, service sales prices, foreign exchange fluctuation and the success of the efforts to identify and implement financial and strategic alternatives to optimize the liquidity and debt profile. If any of our assumptions are not borne out or are otherwise not correct, our cash flows from operations could be significantly lower than expected. As a result, our cash flows from operating activities could continue to be negative and our capital expenditures and debt service obligations could exceed our cash flows from operations beyond 2016 and for an extended period of time. There can be no assurance that we will succeed in executing on our plans or that we will generate positive cash flows from operations or cash flows from operations sufficient to cover our capital expenditures and debt service obligations in the future.

We plan to maintain a significant level of capital expenditures in order to continue to pursue our business plans. Additionally, based on our current level of debt, we are obligated to make payments of cash interest and principal in the aggregate amount of R$15,282 million during 2016. In addition, we need to pay cash taxes and fund our working capital.

Because of the combined impact of our recent and projected results of operations, our non-investment grade credit rating, the inclusion of the going concern statement in the report of our independent registered public accounting firm, restrictions in our current debt and/or general conditions in the financial and credit markets, our access to the capital markets is likely to be limited or nonexistent. As a result, we will need to meet our obligations and fund our working capital with cash on hand and proceeds from existing amounts available under our financing facilities. We may not be able to meet our obligations or other means for any significant period of time, and as a result, if we are unable to successfully restructure our debt on terms satisfactory to our company, we may not be able to execute our business plan or meet our obligations. If we become unable to meet our obligations, we may seek the protection of the courts through a judicially supervised reorganization (recuperação judicial) proceeding in Brazil.

Any downgrade in the ratings of our company or our debt securities would likely result in increased interest and other financial expenses related to our borrowings and debt securities and could reduce our liquidity.

Standard & Poor’s Ratings Services, a division of The McGraw-Hill Companies, Inc., or Standard & Poor’s, Moody’s Investors Service, or Moody’s, and Fitch, Inc., or Fitch, maintain ratings of our company and our debt securities. Currently, Standard & Poor’s, Moody’s and Fitch maintain ratings of our company on a local and a global basis. On a global basis, Standard & Poor’s maintains a foreign currency rating for our company of “CCC-,” Moody’s maintains a foreign currency rating for our company of “Caa1,” and Fitch maintains a foreign currency rating for our company of “CCC.” Our export credit facility guaranteed by Exportkreditnämnden, or EKN, contained a requirement that we prepay all outstanding amounts in the event that our credit rating was downgraded below Ba2 by Moody’s or BB by Fitch. As a result of the actions by these rating agencies, we were required to prepay the outstanding principal amount under this export credit agreement of R$202 million in April 2016. Any decision by these agencies to downgrade the ratings of our company or of our debt securities in the future would likely result in increased interest and other financial expenses relating to our borrowings and debt securities and the inclusion of financial covenants in the instruments governing new indebtedness, and could significantly reduce our ability to obtain such financing on satisfactory terms or in amounts required by us.

We rely on strategic suppliers of equipment, materials and services necessary for our operations and expansion. If these suppliers fail to provide equipment, materials or services to us on a timely basis, we could experience disruptions, which could have an adverse effect on our revenues and results of operations.

We rely on a few strategic suppliers of equipment, materials and services, including Nokia Solutions and Networks do Brasil Telecomunicações Ltda., or Nokia Solutions, Huawei do Brasil Telecomunicações Ltda., or Huawei, Ericsson Telecomunicações S.A., or Ericsson, and A.R.M. Engenharia Ltda., or A.R.M. Engenharia, to provide us with equipment, materials and services that we need in order to expand and to operate our business in Brazil. There are a limited number of suppliers with the capability of providing the mobile network equipment and fixed-line network platforms that our operations and expansion plans require or the services that we require to maintain our extensive and geographically widespread networks. In addition, because the supply of mobile network equipment and fixed-line network platforms requires detailed supply planning and this equipment is technologically complex, it would be difficult for our company to replace the suppliers of this equipment. Suppliers of cables that we need to extend and maintain our networks may suffer capacity constraints or difficulties in obtaining the raw materials required to manufacture these cables. As a result, we are exposed to risks associated with these suppliers, including restrictions of production capacity for equipment and materials, availability of equipment and materials, delays in delivery of equipment, materials or services, and price increases. If these suppliers or vendors fail to provide equipment, materials or service to us on a timely basis or otherwise in compliance with the terms of our contracts with these suppliers, we could experience disruptions or declines in the quality of our services, which could have an adverse effect on our revenues and results of operations, and we might be unable to satisfy the requirements contained in our concession and authorization agreements.

As a result of our financial condition, suppliers of the equipment, materials and services necessary for our operations and expansion may require further assurances from us in order to continue doing business with us.

We believe that our suppliers may take our financial condition, particularly to the extent that it is perceived to impact our ability to continue to make timely payments to them, into account when deciding whether to continue or begin providing equipment and services to us. During 2015, our operating cash flows have been negatively affected by a number of factors. If suppliers or potential suppliers who are aware of our deteriorating financial situation become concerned that we will be unable to continue to perform under our agreements or make timely payments, they may require advance payments, financial guarantees or other assurances before they provide equipment, materials or services to us or may refuse to provide equipment, materials or services to us at all. If suppliers were to do so, our ability to expand and maintain our networks or operate our business may be impaired, which could have an adverse effect on our financial condition or results of operations.

We are subject to numerous legal and administrative proceedings, which could adversely affect our business, results of operations and financial condition.

We are subject to numerous legal and administrative proceedings. It is difficult to quantify the potential impact of these legal and administrative proceedings. We classify our risk of loss from legal and administrative proceedings as “probable,” “possible” or “remote.” We make provisions for probable losses but do not make provisions for possible and remote losses. As of December 31, 2015, we had provisioned R$4,435 million for probable losses relating to various tax, labor and civil legal and administrative proceedings against us. As of December 31, 2015, we had claims against us of R$24,048 million in tax proceedings, R$780 million in labor proceedings and R$1,238 million in civil proceedings with a risk of loss classified as “possible” for which we had made no provisions.

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

We indirectly own 75% of the share capital of Africatel. Samba Luxco S.à.r.l., an affiliate of Helios Investors L.P., or Samba Luxco, owns the remaining 25%. Africatel holds all of our interests in telecommunications companies in sub-Saharan Africa, including our interests in Unitel, Cabo Verde Telecom, S.A. in Cape Verde, Mobile Telecommunications Limited in Namibia, and CST Companhia Santomense de Telecomunicações S.A.R.L. in São Tomé and Príncipe, among others. Pharol, our subsidiaries Africatel GmbH & Co. KG, or Africatel GmbH, and PT Ventures SGPS S.A., or PT Ventures, and Samba Luxco are parties to a shareholders’

agreement, which we refer to as the Africatel shareholders’ agreement.

On September 16, 2014, our subsidiary, Africatel GmbH, which directly holds our interest in Africatel, received a letter from Samba Luxco in which Samba Luxco claimed that Oi’s acquisition of PT Portugal was deemed a change of control of Pharol under the Africatel shareholders’ agreement, and that this change of control entitled Samba Luxco to exercise a put right under the Africatel shareholders’ agreement at the fair market equity value of Samba Luxco’s Africatel shares. In the letter, Samba Luxco purported to exercise the alleged put right and thereby require Africatel GmbH to acquire its shares in Africatel.

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

On November 12, 2014, the International Court of Arbitration of the International Chamber of Commerce notified Africatel GmbH that Samba Luxco had commenced arbitral proceedings against Africatel GmbH to enforce its purported put right or, in the alternative, certain other rights and claims allegedly arising out of Oi’s acquisition of PT Portugal. Africatel GmbH presented its answer to Samba Luxco’s request for arbitration on December 15, 2014. The arbitral tribunal was constituted on March 12, 2015 and the proceedings are ongoing. Africatel GmbH intends to continue to vigorously defend these proceedings.

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

We have indemnification obligations with respect to the PT Exchange and the PT Portugal Disposition that could materially adversely affect our financial position.

In the Exchange Agreement that we entered into with Pharol under which we transferred defaulted commercial paper of Rio Forte to Pharol in exchange for the delivery to our company of common shares and preferred shares of our company as described under “Item 4. Information on the Company—Our Recent History and Development—Rio Forte Defaults and PT Exchange,” we agreed to indemnify Pharol against any loss arising from Pharol’s contingent or absolute tax or anti-trust obligations in relation to the assets contributed to our company in the Oi Capital Increase described under “Item 5. Operating and Financial Review and Prospects—Overview—Oi Capital Increase and Acquisition of PT Portugal,” and from Pharol’s management activities, with reference to acts or triggering events occurring on or prior to May 5, 2014, excluding any losses incurred by Pharol as a result of the financial investments in the Rio Forte commercial paper and the acquisition of the Rio Forte commercial paper from Oi under the Exchange Agreement.

In the Share Purchase Agreement under which we sold PT Portugal in the PT Portugal Disposition, we agreed to indemnify Altice Portugal for breaches of our representations and warranties under the Share Purchase Agreement, subject to certain customary procedural and financial limitations. There can be no assurance that we will not be subject to significant claims under these indemnification provisions and if we are subject to such claims under these indemnification provisions, we could be required to pay significant amounts, which would have an adverse effect on our financial condition.

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

Our business significantly depends on our customers’ ability to pay their bills and comply with their obligations to us. During 2015, we recorded provisions for doubtful accounts in the amount of R$721 million, or 2.6% of our net operating revenue, primarily due to subscribers’ delinquencies. As of December 31, 2015, our provision for doubtful accounts was R$561 million.

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

As sponsors of certain private employee pension plans in Brazil, which are managed by Fundação Sistel de Seguridade Social, or Sistel, and Fundação Atlântico de Seguridade Social, or FATL, our subsidiaries cover the actuarial deficits of these pension benefit plans, which provide guaranteed benefits to our retirees in Brazil and guaranteed future benefits to our current Brazilian employees at the time of their retirement. As of December 31, 2015, our Brazilian pension benefit plans had an aggregate deficit of R$544 million. Our commitment to meet these deficit obligations may be higher than we currently anticipate, and we may be required to make additional contributions or record liabilities or expenses that are higher than we currently record, which may adversely affect our financial results. If the life expectancy of the beneficiaries should exceed the life expectancies included in the actuarial models, the level of our contributions to these plans could increase. If the managers of these plans should suffer losses on the investments of the assets of these plans, we would be required to make additional contributions to these plans in order for these plans to be able to provide the agreed benefits. Any increase in the level of our contributions to these plans as a result of an increase in life expectancy or a decline in investment returns could have a material adverse effect on our financial condition or results of operations. For a more detailed description of our Brazilian pension plans, see “Item 6. Directors, Senior Management and Employees—Employees—Employee Benefits—Pension Benefit Plans.”

Risks Relating to Our Brazilian Operations

Our Residential Services business faces competition from mobile services and other fixed-line service providers, which may adversely affect our revenues and margins.

Our Residential Services business, which provides local and long-distance fixed-line voice, fixed-line data, or broadband, and subscription television, or Pay-TV, services to our residential customers, as well as bundles of these services together with mobile services, faces competition from:

•	mobile services, as reductions in interconnection tariffs, which have led to more robust mobile package offerings, have driven the traffic migration trend of fixed-to-mobile substitution;

•	other fixed-line voice service providers, primarily Empresa Brasileira de Telecomunicações – Embratel (a subsidiary of América Móvil S.A.B. de C.V., or América Móvil, one of the leading telecommunications service providers in Latin America), or Embratel, and GVT S.A. (a subsidiary of Telefônica Brasil S.A., or Telefônica Brasil, the largest telecommunications operator in Brazil), or GVT;

•	other broadband service providers, including Net Serviços de Comunicação S.A., or Net (a subsidiary of América Móvil, our primary competitor in the broadband services market); Companhia Paranense de Energia – Copel, or Copel, and Companhia Energética de Minas Gerais – CEMIG, or Cemig Telecom, which provide fiber optic infrastructure; and smaller regional broadband service providers; and

•	other Pay-TV service providers, including our primary competitor SKY Brasil Serviços Ltda., or SKY, and Net.

Based on information available from ANATEL, from December 31, 2012 to December 31, 2015, the number of fixed lines in service (including the number fixed lines provided to our SME and Corporate Services customers) in our service areas (all of Brazil other than the state of São Paulo) declined from 27.7 million to 27.2 million. As of December 31, 2015, based on information available from ANATEL, (1) we had a market share of 56.4% of the total fixed lines in service in Region I of Brazil and a market share of 52.9% of the total fixed lines in service in Region II of Brazil (in each case, including the fixed lines provided to our SME and Corporate Services customers); (2) Embratel had a market share of 25.3% of the total fixed lines in service in Region I and a market share of 18.4% of the total fixed lines in service in Region II; and (3) GVT had a market share of 9.9% of the total fixed lines in service in Region I and a market share of 23.4% of the total fixed lines in service in Region II.

As a result of competition from mobile services, we expect (1) the number of our fixed lines in service to experience a slow decline, as some of our customers eliminate their fixed-line services in favor of mobile services, and (2) the use of existing fixed lines for making voice calls to decline, as customers replace fixed-line calls in favor of calls on mobile phones as a result of the emergence of “all-net” plans, which allow a customer to make calls to any fixed-line or mobile device of any operator for a flat monthly fee. The rate at which the number of fixed lines in service in our service areas, a large majority of which are used by our residential customers, may decline depends on many factors beyond our control, such as economic, social, technological and other developments in Brazil. Because we derive a significant portion of our net operating revenue from our Residential Services business, the reduction in the number of our fixed lines in service has negatively affected and is likely to continue to negatively affect our net operating revenue and margins.

Our broadband services in Brazil face strong competition from Embratel and Telefônica Brasil, which have market shares of 32.5% and 28.7% for broadband services in Brazil, respectively, according to data from ANATEL. As of January 2016, we had a market share of 25.1% for broadband services in Brazil, according to data from ANATEL. Embratel provides local fixed-line services to residential customers through Net’s cable network in the portions of Regions I and II where Net provides cable television service. Telefônica Brasil provides local fixed-line services through its own network and through its subsidiary GVT’s network. The primary drivers of competition in the broadband industry are speed and price, with discounts typically offered in the form of bundled services. Net and Telefônica Brasil each offer broadband services at higher speeds than ours and both offer integrated voice, broadband and subscription television services, typically as bundles, to the residential services market through a single network infrastructure. Future offerings by our competitors that are aggressively priced or that offer additional services could have an adverse effect on our net operating revenue and our results of operations.

The primary providers of Pay-TV services in the regions in which we provide residential services are, SKY, which provides direct-to-home, or DTH, service, and América Móvil, which provides DTH service through Embratel under the “Claro TV” brand and Pay-TV services using coaxial cable through Net. We offer DTH services throughout the regions in which we provide residential services. Future changes in satellite technology may result in one of our competitors utilizing new satellites for DTH services that have higher capacities or better quality of service, which could adversely affect our net operating revenue and may adversely affect our results of operations.

Our primary competitors for residential services, Embratel and Telefônica Brasil, are each controlled by multinational companies that may have more significant financial and marketing resources, and greater abilities to access capital on a timely basis and on more favorable terms, than our company. In addition, we compete in our service areas with smaller companies that have been authorized by ANATEL to provide local fixed-line services. Increased competition from these small, regional companies may require us to increase our marketing expenses and our capital expenditures, which would lead to a decrease in our profitability. For a detailed description of our competition in the residential services market in Brazil, see “Item 4: Information on the Company—Competition—Residential Services.”

Our Personal Mobility Services business faces strong competition from fixed-line service providers other mobile services providers and internet data providers, which may adversely affect our revenues and margins.

The mobile services market in Brazil is extremely competitive. Our Personal Mobility Services business, which provides post-paid and pre-paid mobile voice services and post-paid and pre-paid mobile data communications services, faces competition from large competitors such as (1) TIM Participações S.A., or TIM, (2) Telefônica Brasil, which markets its mobile services under the brand name “Vivo,” and (3) Claro S.A., a subsidiary of América Móvil, or Claro. As of December 31, 2015, based on information regarding the total number of subscribers as of that date available from ANATEL, we had a market share of 18.6% of the total number of mobile subscribers (including subscribers in our SME and Corporate Services), ranking behind Telefônica Brasil with 28.4%, TIM with 25.7% and Claro with 25.6%. Telefônica Brasil, TIM and Claro are each controlled by multinational companies that may have more significant financial and marketing resources, and greater abilities to access capital on a timely basis and on more favorable terms, than our company.

Our ability to generate revenues from our Personal Mobility Services business depends on our ability to continue to maintain or increase the ARPU generated by our customer base, retain or increase the size of our customer base, improve the perception of the quality of our services and encourage the migration of our customers to our 3G and 4G networks through our offers of attractive data packages that take advantage of the structural shift from voice to data usage. The recent trend towards SIM card consolidation, reversing the trend of customers using multiple SIM cards to participate in on-net calling plans and the demand for more aggressive data packages in the pre-paid market may result in a decline in the size of our customer base. The increased use of instant internet messaging and Voice over Internet Protocol, or VoiP, services on smartphone applications such as WhatsApp may result in a migration from voice to data services, which could have an adverse effect on the size and profitability of our customer base. Acquiring each additional personal mobility customer entails costs, including sales commissions and marketing costs. Recovering these costs depends on our ability to retain such customers. Therefore, high rates of customer churn could have a material adverse effect on the profitability of our Personal Mobility Services business. During the year ended December 31, 2015, the average customer churn rate in our Personal Mobility Services business, representing the number of subscribers whose service was disconnected during each month, whether voluntarily or involuntarily, divided by the number of subscribers at the beginning of such month, was 12.4%.

We have experienced increased pressure to reduce our mobile rates in response to pricing competition. This pricing competition often takes the form of special promotional packages, which may include, among other things, mobile handset subsidies and traffic usage promotions. We no longer offer handset subsidies for new customers, and competing with the service plans and promotions offered by our competitors may cause an increase in our marketing expenses and customer-acquisition costs, which has adversely affected our result of operations during some periods in the past and could continue to adversely affect our results of operations. Our inability to compete effectively with these packages could result in our loss of market share and adversely affect our net operating revenue and profitability. For a detailed description of our competition in the personal mobility services market in Brazil, see “Item 4: Information on the Company—Competition—Personal Mobility Services.”

Our SME and Corporate Services business faces strong competition from other mobile, fixed-line and information technology services providers, which may adversely affect our revenues and margins.

Our SME and Corporate Services business provides a la carte and bundled fixed-line voice and data services, mobile voice and data services and information technology services to our small- and medium-sized enterprise, or SME, and corporate customers, as well as interconnection, network usage and traffic transportation services to other telecommunications providers. The competition risks relating to the fixed-line and mobile services we provide to our SME and corporate customers are similar to those relating to the fixed-line and mobile services we provide to our residential and personal mobility customers, respectively.

The Brazilian recession has had a significant negative effect on our operating revenue and margins as SMEs generally, including our customers, have reduced the size of their businesses and in some cases ceased operations, and a number of our Corporate customers have reduced their telecommunications spending as part of their overall cost-cutting efforts. Because we derive a significant portion of our net operating revenue from our SME and Corporate Services business, the loss of a significant number of SME or corporate customers would adversely affect our net operating revenue and may adversely affect our results of operations. For a detailed description of our competition in the business and corporate market in Brazil, see “Item 4: Information on the Company—Operations in Brazil—Competition—SME and Corporate Services.”

Our long-distance services in Brazil face significant competition, which may adversely affect our revenues.

In Brazil, unlike in the United States and elsewhere, a caller chooses its preferred long-distance carrier for each long-distance call, whether originated from a fixed-line telephone or a mobile handset, by dialing such carrier’s long-distance carrier selection code (Código de Seleção de Prestadora). The long-distance services market in Brazil has become less competitive as a result of ongoing reductions in the interconnection rates, as mandated by ANATEL. The proliferation of all-net service plans, particularly for mobile services, offers unlimited long-distance calls and data combination plans that have reduced the relevance of long-distance services for mobile services. As a result, competition for long-distance services in Brazil is limited to fixed-line voice services. We compete with Telefônica Brasil, which is the incumbent fixed-line service provider in the State of São Paulo. Competition in the Brazilian fixed-line long-distance market may require us to increase our marketing expenses and/or provide services at lower rates than those we currently expect to charge for such services. Competition in the Brazilian fixed-line long-distance market has had and could continue to have a material adverse effect on our revenues and margins.

The Brazilian telecommunications industry is highly regulated. Changes in laws and regulations may adversely impact our business.

The Brazilian telecommunications industry is highly regulated by ANATEL. ANATEL regulates, among other things, rates, quality of service and universal service goals, as well as competition among telecommunications service providers. Changes in laws and regulations, grants of new concessions, authorizations or licenses or the imposition of additional universal service obligations, among other factors, may adversely affect our business, financial condition and results of operations. For example, in July 2014 ANATEL approved rules under which interconnection rates charged by our company for the use of our fixed-line and mobile networks would be reduced over a period of years until they were set at rates based on a long-run incremental cost methodology. As a result, the mobile interconnection rates for Regions I, II and III declined by 25% each in February 2014, 33.3% each in February 2015 and 40.0%, 35.2% and 27.6%, respectively, in February 2016, with additional cuts approved through 2019. In addition, ANATEL approved cuts for most of our fixed interconnection rates ranging from 9.1% and 20.0% in February 2016, with additional cuts approved through 2019. These regulations will have adverse effects on our revenues, although as a result of reductions in our costs and expenses for these services that we acquire from other telecommunications providers, we cannot predict with certainty the effects that these regulations will have on our results of operations.

We cannot predict whether ANATEL, the Brazilian Ministry of Communications (Ministério das Comunicações) or the Brazilian government will adopt other telecommunications sector policies in the future or the consequences of such policies on our business or the business of our competitors.

Our local fixed-line and domestic long-distance concession agreements in Brazil are subject to periodic modifications by ANATEL and we cannot assure you that the modifications to these concession agreements will not have adverse effects on our company.

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

Our obligations under our concession agreements may be subject to revision in connection with each future amendment. On June 27, 2014, ANATEL opened a public comment period for the revision of the terms of our concession agreements. The comment period, which ended on December 26, 2014, was opened for comments on certain topics such as service universalization, rates and fees, among others. We submitted our comments during this period. Throughout 2015, ANATEL, the Brazilian Ministry of Communications and telecommunications service providers met regularly to discuss possible amendments to each of the concession agreements granted by ANATEL, including ours, and the implications of the developments and demands in the telecommunications sector in recent years. In September 2015, the Ministry of Communications created a working group, consisting of three members from each of ANATEL and the Ministry of Communications, to evaluate the status of the concessions and propose guidelines for the amendment of the concession agreements. In November 2015, the Ministry of Communications opened public consultation on the new regulatory framework for telecommunications. The Ministry of Communications has extended the deadline for contributions on multiple occasions. In April 2016, the Ministry of Communications, based on the working group’s findings, issued a decree addressing guidelines for the establishment of a new regulatory framework for telecommunications, which will be implemented by ANATEL through the conclusion of the concession amendments. The guidelines provide for, among other things, the expansion of broadband services (including in rural regions), the elimination of the reversibility of assets, and an extension of the term of our concessions, which are currently scheduled to expire in 2025. As a result of the publication of these guidelines, ANATEL requested a further postponement of the review of our concession agreements, which was granted. As a result of this extension, the review of our concession agreements is currently scheduled to occur by December 2016.

We cannot assure you that any future amendments to our concession agreements, including the amendments now expected to be made in 2016, will not impose requirements on our company that will require us to undertake significant capital expenditures or will not modify the rate-setting procedures applicable to us in a manner that will significantly reduce the net operating revenue that we generate from our Brazilian fixed-line businesses. If the amendments to our Brazilian concession agreements have these effects, our business, financial condition and results of operations could be materially adversely affected.

Our local fixed-line and domestic long-distance concession agreements expire on December 31, 2025 and we cannot assure you that our bids for new concessions upon the expiration of our existing concessions will be successful or that the pending expiration of these concessions will not have adverse effects on our ability to finance our operations.

Our concession agreements will expire on December 31, 2025. We expect the Brazilian government to offer new concessions in competitive auctions prior to the expiration of our existing concession agreements. We may participate in such auctions, but our existing fixed-line and domestic long-distance concession agreements will not entitle us to preferential treatment in these auctions. If we do not secure concessions for our existing service areas in any future auctions, or if such concessions are on less favorable terms than our current concessions, our business, financial condition and results of operations would be materially adversely affected. In addition, based on the current scheduled expiration of our concession agreements and the uncertainty that term of these concessions will be extended, investors may be unwilling to make investments in our company on terms that are attractive to our company, or at all. Our inability to raise capital in the equity or debt markets on favorable terms, or at all, could have a materially adverse effect on our business, financial condition and results of operations.

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

On an almost weekly basis, we receive inquiries from ANATEL requiring information from us on our compliance with the various service obligations imposed on us by our concession agreements. If we are unable to respond satisfactorily to those inquiries or comply with our service obligations under our concession agreements, ANATEL may commence administrative proceedings in connection with such noncompliance. We have received numerous notices of the commencement of administrative proceedings from ANATEL, mostly due to our inability to achieve certain targets established in the General Plan on Quality Goals and the General Plan on Universal Service Goals, among others. As of December 31, 2015, we had recorded provisions in the amount of R$1,149 million in connection with fines sought to be imposed by ANATEL, including fines which we are contesting through judicial proceedings. In the event that we are unsuccessful in obtaining final approval of the inclusion of the R$5 billion of fines and claims we have proposed to be included in the Terms of Adjustment of Conduct (“Termos de Ajuste de Conduta”) program, or the TAC program, we could be required to constitute an additional provision of the portion of these fines and claims for which we have not previously established a provision. Additional fines from ANATEL, the establishment of an additional provision or fines in excess of the provisioned amount could adversely impact our financial condition and results of operations. See “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry” and “Item 8. Financial Information—Legal Proceedings—Civil Claims Relating to Oi S.A. and Our Brazilian Operations—Administrative Proceedings.”

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

Our ability to achieve our strategic objectives depends in large part on the successful, timely and cost-effective implementation of our plans to expand and enhance our networks in Brazil. Factors that could affect this implementation include:

•	our ability to generate cash flow or to obtain future financing necessary to implement our projects;

•	delays in the delivery of telecommunications equipment by our vendors;

•	the failure of the telecommunications equipment supplied by our vendors to comply with the expected capabilities;

•	the failure to obtain licenses necessary for our projects; and

•	delays resulting from the failure of third-party suppliers or contractors to meet their obligations in a timely and cost-effective manner.

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

Risks Relating to Our African and Asian Operations

We may be unable to dispose of our interest in Africatel for a consideration that exceeds its carrying value in our financial statements or at all. Any impairment of the fair market value at which we record our indirect investment in Unitel in our financial statements would have a material adverse effect on our financial condition and results of operations.

On September 16, 2014, our board of directors authorized our management to take the necessary measures to market our shares in Africatel, representing 75% of the share capital of Africatel. As a result, as of December 31, 2014 and 2015, we recorded the assets and liabilities of Africatel as held-for sale, although we do not record Africatel as discontinued operations in our income statement due to the immateriality of the effects of Africatel on our results of operations. We have engaged a financial advisor to assist us with marketing and selling our interest in Africatel.

As of December 31, 2015, we recorded in our consolidated financial statements as assets held for sale R$7,686 million relating to our interest in Africatel and TPT, including R$2,042 million of accrued dividends owed to our company by Unitel and R$3,436 million representing the fair market value of Africatel’s 25% interest in Unitel, and recorded as liabilities directly associated with assets held for sale of R$745 million relating to our interest in Africatel and TPT. We are currently engaged in negotiations with the other shareholders of Unitel to seek alternatives for the realization of the value of our investment in Unitel.

We may not be able to sell our interest in Africatel for consideration that exceeds the book value of our interest in Africatel, or at all. The book value of our indirect investment in Unitel is subjected to testing for impairment when events or changes in circumstances indicate that the value of our indirect investment in Unitel may be lower than the fair market value at which we carry this investment. For the year ended December 31, 2015, we recorded a R$408 million loss as a result of our review of the fair value of our investment in Unitel. Any further impairment of our indirect investment in Unitel may result in a material adverse effect on our financial condition and operating results.

We cannot assure you as to when PT Ventures will realize the accounts receivable recorded with respect to the declared and unpaid dividends owed to PT Ventures by Unitel or when PT Ventures will receive dividends that may have been declared with respect to 2014 or may be declared with respect to succeeding fiscal years.

Since November 2012, PT Ventures has not received any payments for outstanding amounts owed to it by Unitel with respect to dividends declared by Unitel for the fiscal years ended December 31, 2012 and 2011, and the extraordinary dividends declared by Unitel in November 2010 based on its 2005 results of operations and free reserves held in 2006 through 2009. Based on the dividends declared by Unitel for those fiscal years, PT Ventures is entitled to receive the total amounts of US$187.5 million (R$732.2 million) with respect to fiscal year 2013, US$190.0 million (R$742.0 million) with respect to fiscal year 2012, US$190.0 million (R$742.0 million) with respect to fiscal year 2011, and US$157.5 million (R$615.0 million) with respect to the dividends declared in

2010. As of the date of this annual report, PT Ventures has only received US$63.7 million (R$248.7 million) of its share of the dividends declared by Unitel in 2010, and has not received any amount in respect of dividends declared by Unitel with respect to fiscal years 2011, 2012 or 2013.

On March 25, 2014, Unitel issued a statement claiming that PT Ventures is not listed on the shareholders’ register of Unitel, and that the board of directors of Unitel had notified Pharol about the existence of an irregularity, which purportedly resulted in Unitel being unable to distribute dividends to PT Ventures until the resolution of this irregularity. On June 3, 2014, the Angolan National Foreign Investment Agency endorsed the updating of PT Ventures’ name (formerly Portugal Telecom Internacional, SGPS, S.A.) in its Foreign Investment Certificate, confirming the current corporate name of the PT Ventures and thus remedying the irregularity alleged by Unitel’s board of directors.

At a general meeting of the shareholders of Unitel held on May 13, 2015, the other shareholders discussed the financial statements as well as the payment of dividends with respect to fiscal year 2014. The other Unitel shareholders did not permit PT Ventures to attend and participate in this shareholders’ meeting alleging that they did not acknowledge PT Ventures as a Unitel shareholder. As a result, PT Ventures has filed a suit against Unitel with an Angolan court seeking to nullify and cancel all actions purportedly taken by the May 13, 2015 shareholders’ meeting. PT Ventures has received a draft of the minutes of this meeting but has not received the final version. The draft minutes indicate that Unitel declared dividends in the amount of US$490.0 million (R$1,913.5 million), of which PT Ventures’ share amounts to US$122.5 million (R$478.4 million). Because we have not received fully executed minutes of this meeting, and because we are seeking to annul the actions taken by this meeting, we have not recorded our share of these dividends in our financial statements.

On several occasions, PT Ventures has requested an explanation from Unitel about its failure to pay to PT Ventures its share of the declared dividends. As of the date of this annual report, PT Ventures has not received a satisfactory explanation regarding this failure to pay, nor has PT Ventures received reliable indications as to the expected timing of the payment of the accrued dividends. As a result, PT Ventures has filed a suit against Unitel with an Angolan court seeking to collect its share of the dividends declared by Unitel in 2010, 2011, 2012 and 2013, together with interest thereon. As a result of our institution of this suit, in 2015 we recognized a provision with respect to the unpaid dividends of US$132.2 million (R$516.2 million).

We cannot assure you that we will be successful in this suit, as to the timing, of the payment of the accrued dividends to our company, or whether we will be able to receive dividends that have been declared with respect to fiscal year 2013 or may have been declared with respect to fiscal year 2014 or that may be declared by Unitel in the future. Our inability to receive these dividends could have a material adverse impact on the fair value of our investment in Unitel, our financial position and our results of operations.

The other shareholders of Unitel have claimed that they believe that Pharol’s sale of a minority interest in Africatel to our company did not comply with the Unitel shareholders’ agreement.

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

On March 14, 2016, the other shareholders of Unitel initiated an arbitration proceeding against PT Ventures, claiming that Pharol’s sale of a minority interest in Africatel to our company did not comply with the Unitel shareholders’ agreement. The other shareholders of Unitel had previously made the same claim as a counterclaim in the arbitration started by PT Ventures on October 13, 2015, but then withdrew that counterclaim. PT Ventures disputes the other shareholders’ interpretation of the relevant provisions of the Unitel shareholders’ agreement, and we believe that the relevant provisions of the Unitel shareholders’ agreement apply only to a transfer of Unitel shares by PT Ventures itself.

PT Ventures is seeking to consolidate this arbitration proceeding with the separate arbitration proceeding brought by PT Ventures against the other shareholders of Unitel. We intend to defend against the allegation by

Unitel’s other shareholders vigorously. If a binding decision by the arbitral tribunal were rendered ruling in favor of the interpretation of the Unitel shareholders’ agreement proposed by the other Unitel shareholder, PT Ventures could be required to sell its interest in Unitel for a value significantly lower than the amount that we record in our financial statements with respect to our indirect investment in Unitel. The sale of PT Ventures’ interest in Unitel in these circumstances could have a material adverse impact on our financial condition and results of operations.

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

On October 13, 2015, PT Ventures initiated an arbitration proceeding against the other shareholders of Unitel as a result of the violation by those shareholders of a variety of provisions of the Unitel shareholders’ agreement, including the provisions entitling PT Ventures to nominate the majority of the members of the board of directors of Unitel and its chief executive officer. Vidatel Ltd., one of the other shareholders, presented its answer to PT Ventures’ request for arbitration on January 8, 2016. The arbitral tribunal was constituted on April 14, 2016 and the proceedings are ongoing.

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

Between May and October 2012, Unitel made disbursements to Unitel International Holdings B.V. of €178.9 million (R$760.4 million) and US$35.0 million (R$136.7 million) under a “Facility Agreement” entered into between Unitel and Unitel International Holdings B.V., or Unitel Holdings. Unitel Holdings is controlled by Mrs. Isabel dos Santos, an indirect shareholder of Unitel and a member of the board of directors of Unitel. PT Ventures abstained when the consolidated financial statements of Unitel that included these transactions were approved by the other Unitel shareholders at a shareholders meeting.

In addition, Unitel has recognized the payment of a management fee of US$155.7 million (R$608.0 million) payable to a third-party in its individual financial statements for the year ended December 31, 2013 prepared in accordance with Angolan GAAP.

In September and November 2015, PT Ventures commenced litigation in the British Virgin Island and the Netherlands against Unitel Holdings and other entities concerning the related party transactions with Unitel.

Despite requests, PT Ventures has been unable to obtain documents and other information concerning transactions between Unitel and Unitel International Holdings B.V., including any transactions that Unitel may have entered into in addition to those described above from 2012 and 2013. We have evidence that Unitel made additional loans to related parties in 2013 that were not approved in accordance with the terms of the Unitel shareholders’ agreement. We have not been able to obtain information with regard to the existence of similar transactions conducted in 2014 and 2015.

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

On October 13, 2015, PT Ventures initiated an arbitration proceeding against the other shareholders of Unitel as a result of the violation by those shareholders of a variety of provisions of the Unitel shareholders’ agreement, including the provisions that would have entitled PT Ventures to veto these related party transactions.

The other shareholders of Unitel have attempted to dilute our indirect ownership of Unitel through a capital increase in which we could be technically unable to participate, and have called shareholders’ meetings at which they have indicated the desire to unilaterally amend the by-laws of Unitel and the Unitel shareholders’ agreement.

At a general shareholders meeting of Unitel held on December 15, 2014, the other shareholders of Unitel voted to increase Unitel’s share capital and alter the nominal value of its shares. The details of this capital increase are obscure to us as they were not included in the prior notice for this meeting nor were they discussed in detail during this meeting. Additional details of this capital increase have been included in draft minutes of this meeting provided to PT Ventures and it appears that, although PT Ventures has determined to subscribe to its pro rata share of this capital increase to avoid dilution of its interest in Unitel, payment of the subscription price may be proposed under conditions that would not permit PT Ventures to obtain the necessary foreign exchange approvals prior to the date on which payment would be due. PT Ventures has filed a suit in Angolan court to annul the approval of the Unitel capital increase at this shareholders’ meeting.

The agenda of this general shareholders meeting of Unitel included amendments to Unitel’s by-laws and purported amendments to Unitel shareholders’ agreement, in addition to other matters that may have been raised at the shareholders’ meeting itself, which included investments by Unitel in Zimbabwe and a study in order to implement a corporate reorganization of Unitel. We have not been provided of the details of the proposed by-law amendments nor of any purported amendments to the Unitel shareholders’ agreement. The December 15, 2014 meeting was suspended without any action taken on these items. PT Ventures has filed a suit in Angolan court to annul all resolutions taken during this general shareholders meeting, including the approval of investments by Unitel in Zimbabwe and a study in order to implement a corporate reorganization of Unitel.

We cannot assess the impact to Unitel or our company of the matters considered at the December 15, 2014 general shareholders’ meeting of Unitel or the proposed amendments to Unitel’s by-laws and purported amendments to the Unitel shareholders’ agreement as we have not been provided with sufficient details to appropriately analyze these matters. We note that there appears to be no legal authority for the other shareholders of Unitel to amend the Unitel shareholders’ agreement through actions taken at a general meeting of shareholders, as this agreement is an agreement among the parties thereto. Should the other shareholders approve actions detrimental to Unitel or our investment in Unitel, these actions could have a material adverse impact on the financial position and results of operations of Unitel and therefore the value of our investment in Unitel.

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

The governments of many of the African and Asian countries in which we have investments have historically exercised, and continue to exercise, significant influence over their respective economies and legal systems. Countries in which we have investments may enact legal or regulatory measures that restrict the ability of our subsidiaries and investees to make dividend payments to us. Similarly, adverse political or economic conditions in these countries may hinder our ability to receive dividends from our subsidiaries and investees. Historically, Pharol has received dividends from the African and Asian subsidiaries and investees that we have acquired, however, a limitation on our ability to receive a material portion of those dividends could adversely affect our cash flows and liquidity.

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

We are a Brazilian corporation and a majority of our operations and customers are located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on Brazil’s economy. The Brazilian government frequently intervenes in the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and implement macroeconomic policies have often involved increases in interest rates, wage and price controls, currency devaluations, blocking access to bank accounts, imposing capital controls and limits on imports, among other things. We do not have any control over, and are unable to predict, which measures or policies the Brazilian government may adopt in the future. Our business, results of operations and financial condition may be adversely affected by changes in policies or regulations, or by other factors such as:

•	political instability;

•	devaluations and other currency fluctuations;

•	inflation;

•	price instability;

•	interest rates;

•	liquidity of domestic capital and lending markets;

•	energy shortages;

•	exchange controls;

•	changes to the regulatory framework governing our industry;

•	monetary policy;

•	tax policy;

•	other political, diplomatic, social and economic developments in or affecting Brazil, including with respect to alleged unethical or illegal conduct of certain figures in the Brazilian government and legislators, which are currently under investigation.

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

In addition, protests, strikes and corruption scandals have led to a fall in confidence and a political crisis. For example, Brazilian markets have been experiencing heightened volatility due to the uncertainties derived from the ongoing “Lava Jato” investigation, which is being conducted by the Office of the Brazilian Federal Prosecutor, and its impact on the Brazilian economy and political environment. Members of the Brazilian federal government and of the legislative branch, as well as senior officers of certain Brazilian private and state-owned companies, have faced allegations of political corruption. These government officials and senior officers allegedly accepted bribes by means of kickbacks on contracts granted by major state-owned companies to several infrastructure, oil and gas and construction companies. The profits of these kickbacks allegedly financed the political campaigns of the main political parties in Brazil that were unaccounted for or not publicly disclosed, as well as served to personally enrich the recipients of the bribery scheme. As a result of the ongoing “Lava Jato” investigation, a number of senior politicians, including congressman and officers of the major state-owned companies in Brazil resigned or have been arrested. The potential outcome of the “Lava Jato” investigation is uncertain, but it has already adversely affected the Brazilian markets and trading prices of securities issued by Brazilian issuers. We cannot predict whether the “Lava Jato” investigation will lead to further political and economic instability or whether new allegations against government officials or other companies in Brazil will arise in the future.

Furthermore, on December 2, 2015, the Brazilian Congress opened impeachment proceedings against Brazilian President Dilma Rousseff for allegedly breaking federal budget laws during her re-election campaign in 2014. On May 12, 2016, the Brazilian Congress voted to suspend President Rousseff from office for a period of up to 180 days during which time the Brazilian Senate will conduct an impeachment trial. Vice-President Michel Temer will serve as acting President of Brazil during this period. We cannot predict the outcome of President Rousseff’s impeachment trial or its effect on the Brazilian economy. Moreover, there is strong popular pressure and several legal and administrative proceedings for the revocation of the mandate or resignation of the Head of the Brazilian House of Representatives, which have led to further uncertainties. The political crisis prompted by these investigations and proceedings could worsen the economic conditions in Brazil and adversely affect our results of operations and financial condition.

Depreciation of the real may lead to substantial losses on our liabilities denominated in or indexed to foreign currencies.

During the four decades prior to 1999, the Brazilian Central Bank periodically devalued the Brazilian currency. Throughout this period, the Brazilian government implemented various economic plans and used various exchange rate policies, including sudden devaluations (such as daily and monthly adjustments), exchange controls, dual exchange rate markets and a floating exchange rate system. Since 1999, exchange rates have been set by the market. The exchange rate between the real and the U.S. dollar has varied significantly in recent years. For example, the real/U.S. dollar exchange rate increased from R$1.9554 per U.S. dollar on December 31, 2000 to R$3.5333 on December 31, 2002. The real appreciated against the U.S. dollar by 4.3% during 2010, and has depreciated by 8.9% against the U.S. dollar during 2012, by 14.6% during 2013, by 13.4% during 2014 and by 47.1% during 2015. In addition, the real appreciated against the Euro by 10.4% during 2010, and has depreciated by 10.7% against the Euro during 2012, by 19.7% during 2013, was substantially unchanged during 2014 and depreciated by 31.7% in 2015.

A significant amount of our financial liabilities are denominated in or indexed to foreign currencies, primarily U.S. dollars and Euros. As of December 31, 2015, R$47,372 million of our consolidated financial indebtedness was denominated in currencies other than the real. When the real depreciates against foreign currencies, we incur losses on our liabilities denominated in or indexed to foreign currencies, such as our U.S. dollar-denominated and Euro-denominated long-term debt and foreign currency loans, and we incur gains on our monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into reais. If significant depreciation of the real were to occur when the value of such liabilities significantly exceeds the value of such assets, including any financial instruments entered into for hedging purposes, we could incur significant losses, even if the value of those assets and liabilities has not changed in their original currency. In addition, a significant depreciation in the real could adversely affect our ability to meet certain of our payment obligations. A failure to meet certain of our payment obligations could trigger a default under certain financial covenants in our debt instruments, which could have a material adverse effect on our business and results of operations. Historically, we have maintained currency swaps and non-deliverable forwards to manage our exposure to most of our foreign currency debt. During 2016, in connection with our consideration of potential plans to restructure our indebtedness, we have not rolled over our non-deliverable forwards and have selectively settled several of our long-term currency swaps. As a result, our exposure to foreign currency fluctuations has increased substantially. If we are able to restructure our indebtedness in a manner satisfactory to our company, we expect the increased exposure to foreign currency fluctuations to be temporary. In the event that these expectations are not met, the effects of foreign currency fluctuations on our debt instruments could have a material adverse effect on our financial condition and results of operations.

A portion of our capital expenditures and operating leases require us to acquire assets or use third-party assets at prices denominated in or linked to foreign currencies, some of which are financed by liabilities denominated in foreign currencies, principally the U.S. dollar and the Euro. We generally do not hedge against risks related to movements of the real against foreign currencies. To the extent that the value of the real decreases relative to the U.S. dollar or the Euro, it becomes more costly for us to purchase these assets or services, which could adversely affect our business and financial performance.

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

Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, actions taken in an effort to control inflation, coupled with speculation about possible future governmental actions, have contributed to economic uncertainty in Brazil and heightened volatility in the Brazilian securities market. More recently, Brazil’s rates of inflation, as measured by the General Market Price Index — Internal Availability (Índice Geral de Preços — Disponibilidade Interna), or IGP-DI, published by Fundação Getúlio Vargas, or FGV, were 5.0% in 2011, 8.1% in 2012, 5.5% in 2013, 3.8% in 2014 and 10.7% in 2015. According to the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or IPCA, published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), or IBGE, the Brazilian consumer price inflation rates were 6.5% in 2011, 5.8% in 2012, 5.9% in 2013, 6.4% in 2014 and 10.7% in 2015.

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

Our financial expenses are affected by changes in the interest rates that apply to our floating rate debt. As of December 31, 2015, we had, among other consolidated debt obligations, R$8,950 million of loans and financings that were subject to the London Interbank Offered Rate, or LIBOR, R$6,361 million of loans and financings and debentures that were subject to the Interbank Certificate of Deposit (Certificado de Depósito Interbancário), or CDI, rate, an interbank rate, R$3,151 million of loans and financings and debentures that were subject to the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or TJLP, a long-term interest rate, and R$1,515 million of loans and financings that were subject to the IPCA.

The TJLP includes an inflation factor and is determined quarterly by the National Monetary Council (Conselho Monetário Nacional). In particular, the TJLP and the CDI rate have fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, inflation, Brazilian government policies and other factors. For example, the CDI increased from 6.90% per annum as of December 31, 2012 to 9.77% per annum as of December 31, 2013, increased to 11.57% per annum as of December 31, 2014 and increased to 14.13% per annum as of December 31, 2015. A significant increase in any of these interest rates, particularly the CDI rate, could adversely affect our financial expenses and negatively affect our overall financial performance.

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

A more restrictive policy could increase the cost of servicing, and thereby reduce our ability to pay, our foreign currency-denominated debt obligations and other liabilities. As of December 31, 2015, our foreign-currency denominated debt was R$47,372 million and represented 78.4% of our consolidated indebtedness. If we fail to make payments under any of these obligations, we will be in default under those obligations, which could reduce our liquidity as well as the market price of our common shares, preferred shares and ADSs.

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

Brazilian bankruptcy laws may be less favorable to you than bankruptcy and insolvency laws in other jurisdictions.

If we are unable to pay our indebtedness, then we may become subject to bankruptcy proceedings in Brazil. The bankruptcy laws of Brazil currently in effect are significantly different from, and may be less favorable to creditors than, those of certain other jurisdictions. Any judgment obtained against us in Brazilian courts in respect of any payment obligations under our debt instruments normally would be expressed in the real equivalent of the U.S. dollar amount of such sum at the exchange rate in effect (1) on the date of actual payment, (2) on the date on which such judgment is rendered, or (3) on the date on which collection or enforcement proceedings are started against us. Consequently, in the event of our bankruptcy, all of our debt obligations that are denominated in foreign currency, will be converted into reais at the prevailing exchange rate on the date of declaration of our bankruptcy by the court.

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

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar antibribery laws outside of the United States.

The U.S. Foreign Corrupt Practices Act, or the FCPA, and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. Recent years have seen a substantial increase in anti-bribery law enforcement activity, with more frequent and aggressive investigations and enforcement proceedings by both the U.S. Department of Justice and the SEC, increased enforcement activity by non-U.S. regulators, and increases in criminal and civil proceedings brought against companies and individuals. Our policies mandate compliance with these anti-bribery laws. We operate, through our businesses, in countries that are recognized as having governmental and commercial corruption. We cannot assure you that our internal control policies and procedures will protect us from reckless or criminal acts committed by our employees, the employees of any of our businesses, or third party intermediaries. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, including the FCPA, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Violations of these laws may result in criminal or civil sanctions, inability to do business with existing or future business partners (either as a result of express prohibitions or to avoid the appearance of impropriety), injunctions against future conduct, profit disgorgements, disqualifications from directly or indirectly engaging in certain types of businesses, the loss of business permits or other restrictions which could disrupt our business and have a material adverse effect on our business, financial condition, results of operations or liquidity.

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

According to Law No. 10,833, enacted on December 29, 2003, if a nonresident of Brazil disposes of assets located in Brazil, the transaction will be subject to taxation in Brazil, even if such disposition occurs outside Brazil or if such disposition is made to another nonresident. A disposition of our ADSs between nonresidents, however, involves the disposal of a non-Brazilian asset and in principle is currently not subject to taxation in Brazil. Nevertheless, in the event that the concept of “disposition of assets” is interpreted to include the disposition between nonresidents of assets located outside Brazil, this tax law could result in the imposition of withholding taxes in the event of a disposition of our ADSs made by nonresidents of Brazil. Due to the fact that as of the date of this annual report Law No. 10,833/2003 has no judicial guidance as to its application, we are unable to predict whether an interpretation applying such tax laws to dispositions of our ADSs between nonresidents could ultimately prevail in Brazilian courts. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations.”

We believe we were a passive foreign investment company for our taxable year ended December 31, 2015, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our American depository shares or ordinary shares.

We will be classified as a passive foreign investment company, or PFIC, in any taxable year if either: (1) 50% or more of the fair market value of our gross assets (determined on the basis of a quarterly average) for the taxable year produce passive income or are held for the production of passive income, or (2) 75% or more of our gross income for the taxable year is passive income. As a publicly traded foreign corporation we intend for this purpose to treat the aggregate fair market value of our gross assets as being equal to the aggregate value of our outstanding stock plus the total amount of our liabilities (“market capitalization”) and to treat the excess of the fair market value of our assets over their book value as a nonpassive asset to the extent attributable to our nonpassive income. Based on the market price of our common shares and preferred shares and the composition of our assets, we believe we were a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2015. Furthermore, unless the value of our common shares and preferred shares increases and/or we invest a substantial amount of our cash and other passive assets in assets that produce active income, there is a significant risk we will be a PFIC for our taxable year ending December 31, 2016. The application of the PFIC rules is subject to uncertainty in several respects, and we must make a separate determination after the close of each taxable year as to whether we were a PFIC for such year. Because we believe we were a PFIC for our taxable year ended December 31, 2015, certain adverse U.S. federal income tax consequences could apply to a U.S. investor who holds our common shares, preferred shares or ADSs with respect to any “excess distribution” received from us and any gain from a sale or other disposition of our common shares, preferred shares or ADSs, and U.S. investors also may be subject to additional reporting obligations with respect to our common shares, preferred shares or ADSs. We do not intend to provide the information necessary for the U.S. investor to make a qualified electing fund election with respect to our common shares, preferred shares or ADSs. See “Item 10. Additional Information—Taxation – U.S. Federal Income Tax Considerations – Passive Foreign Investment Company Rules.”

The relative volatility and illiquidity of the Brazilian securities markets may adversely affect holders of our common shares, preferred shares and ADSs.

The Brazilian securities markets are substantially smaller, less liquid and more volatile than major securities markets in the United States. The BM&FBOVESPA, which is the principal Brazilian stock exchange, had a market capitalization of R$1.9 trillion (US$490 billion) as of December 31, 2015 and an average daily trading volume of R$6.8 billion (US$2.1 billion) for 2015. In comparison, aggregate market capitalization of the companies (including U.S. and non-U.S. companies) listed on the NYSE was US$17.8 trillion as of December 31, 2015 and the NYSE recorded an average daily trading volume of US$64.0 billion for 2015. There is also significantly greater concentration in the Brazilian securities markets. The ten largest companies in terms of market capitalization represented approximately 51% of the aggregate market capitalization of the BM&FBOVESPA as of December 31, 2015. The ten most widely traded stocks in terms of trading volume accounted for approximately 44% of all shares traded on the BM&FBOVESPA in 2015. These market characteristics may substantially limit the ability of holders of our ADSs to sell the preferred shares underlying our ADSs at a price and at a time when they wish to do so and, as a result, could negatively impact the market price of our ADSs themselves.

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

In October 2009, the Brazilian government imposed the IOF/Exchange Tax at a rate of 2.0% in connection with inflows of funds related to investments carried out by non-Brazilian investors in the Brazilian financial and capital markets with the objective of slowing the pace of speculative inflows of foreign capital into the Brazilian market and the appreciation of the real against the U.S. dollar. The rate of the IOF/Exchange Tax generally applicable to foreign investments in the Brazilian financial and capital markets was later increased to 6.0%. In December 2011, the rate of the IOF/Exchange Tax applicable to several types of investments was reduced back to zero percent. As of the date of this annual report, all investments in the Brazilian financial and capital markets are subject to the IOF/Exchange Tax rate of zero percent.

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

Overview

We are one of the principal integrated telecommunications service providers in Brazil with approximately 70.0 million revenue generating units, or RGUs, as of December 31, 2015. We operate throughout Brazil and offer a range of integrated telecommunications services that include fixed-line and mobile telecommunication services, network usage (interconnection), data transmission services (including broadband access services), Pay-TV (including as part of double-play, triple-play and quadruple-play packages), internet services and other telecommunications services for residential customers, small, medium and large companies and governmental agencies. We own approximately 363,000 kilometers of installed fiber optic cable, distributed throughout Brazil. Our mobile network covers areas in which approximately 88.7% of the Brazilian population lives and works. According to ANATEL, as of December 31, 2015, we had an 18.6% market share of the Brazilian mobile telecommunications market and, as of December 31, 2015, we had a 34.7% market share of the Brazilian fixed-line market. As part of our convergence strategy, we offer more than one million Wi-Fi hotspots in public places, such as airports and shopping malls.

Our traditional Residential Services business in Brazil includes (1) local and long-distance fixed-line voice services and public telephones, in accordance with the concessions granted to us by ANATEL, (2) broadband services, (3) Pay-TV services, and (4) network usage services (interconnection). We are the largest fixed-line telecommunications companies in Brazil in terms of total number of lines in service as of December 31, 2015. We are the principal fixed-line telecommunications services provider in our service areas, comprising the entire territory of Brazil other than the State of São Paulo, based on our 14.9 million fixed lines in service as of December 31, 2015, with a market share of 55.0% of the total fixed lines in service in our service areas as of December 31, 2015.

We offer a variety of high-speed broadband services in our fixed-line service areas, including services offered by our subsidiaries BrT Serviços de Internet S.A., or BrTI, and Brasil Telecom Comunicação Multimídia Ltda. Our broadband services primarily utilize Asymmetric Digital Subscriber Line, or ADSL, technology. As of December 31, 2015, we had 5.8 million ADSL subscribers, representing 62% of our fixed lines in service as of that date.

We offer Pay-TV services under our Oi TV brand. We deliver Pay-TV services throughout our residential service areas using DTH satellite technology.

Our Personal Mobility Services business offers mobile telecommunications services throughout Brazil, as well as network usage services (interconnection). Based on our 48.1 million mobile subscribers as of December 31, 2015, we believe that we are one of the principal mobile telecommunications service providers in Brazil. Based on information available from ANATEL, as of December 31, 2015 our market share was 18.6% of the total number of mobile subscribers in Brazil.

Our SME and Corporate Services business provide voice and data services to our SME and corporate customers throughout Brazil.

As a result of our acquisition in May 2014 of all of the operating assets then held by Pharol, except interests held directly or indirectly in TmarPart and our company, and subsequent to our sale in June 2015 of PT Portugal, we hold significant interests in telecommunications companies in Angola, Cape Verde, Namibia, São Tomé and Principe in Africa and Timor Leste in Asia. Our interests in telecommunications companies in Africa are held through Africatel, in which we own a 75% interest. Our interests in telecommunications companies in Timor Leste are held through TPT, in which we own a 76.14% interest. On September 16, 2014, our board of directors authorized our management to take the necessary measures to market our shares in Africatel, representing 75% of the share capital of Africatel. In addition, on June 17, 2015, our board of directors authorized our management to take the necessary measures to market our shares in TPT, representing 76.14% of the share capital of TPT. As a result, as of December 31, 2014 and 2015, we recorded the assets and liabilities of Africatel and TPT as held-for sale, although we do not record Africatel or TPT as discontinued operations in our income statement due to the immateriality of the effects of Africatel and TPT on our results of operations. Due to the many risks involved in the ownership of these interests, particularly our interest in Unitel, we cannot predict when a sale of these assets may be completed.

Our principal executive office is located at Rua Humberto de Campos No. 425, 6 1/2th floor–Leblon, 22430-190 Rio de Janeiro, RJ, Brazil, and our telephone number at this address is (55-21) 3131-2918.

Our Recent History and Development

Adoption of Transformation Plan

Following the change in our senior management in 2014, we developed a plan to pursue business growth through innovative solutions that focus on enhancing our customers’ experience rather than merely selling our services, which we refer to as the Transformation Plan. The Transformation Plan emphasizes interdepartmental collaboration and the development of integrated solutions that we believe will result in a cost-efficient, sustainable business with a focus on client satisfaction. The initiatives of the Transformation Plan are grouped under four pillars: Digitalization, Convergence, Data and Cost Control all aiming to provide the customer with a better experience. Digitalization refers to the process of making certain of our services available electronically, either through applications for smartphones or on our website enhancing the relationship with our customers. Convergence refers to offerings of combined services, such as the bundled offerings that we launched during 2015, including the following plan portfolios: Oi Total in the Residential business; Oi Mais and Oi Livre in the Personal Mobility Services business; and Oi Mais Empresas in the SME and Corporate Services business. Offering all products under one package provides better customer satisfaction and higher loyalty and margins, essential to any capital intensive and competitive market. Data refers to the growing customer demand for larger data packages with unrestricted use. Cost Control refers to various measures we are undertaking to reduce our costs and expenses and maximize the efficiency and sustainability of our operations. The solutions we developed in connection with the Transformation Plan were based on a comprehensive study of our customers’ telecommunications needs, with a view to improve the way our customers communicate.

In December 2014, we created a department tasked with monitoring and supporting the execution of the Transformation Plan, which we refer to as the Transformation Project Department. The Transformation Project Department consists of a team of employees from various departments, was initially led by a chief transformation project officer, who oversaw the process and reported directly to our chief executive officer. During 2015, members of the Transformation Project Department team met with senior management on a weekly basis to discuss progress on the more than 300 initiatives developed pursuant to the Transformation Plan. In late 2015, we created a strategy and new business department, which we refer to as the Strategy and New Business Department, which supplemented the Transformation Project Department’s role with respect to initiatives related to new business, human resources, communications, marketing and digitalization. In February 2016, the Strategy and New Business Department took over the chief transformation project officer’s role of overseeing the Transformation Project Department.

The Transformation Plan was divided into two key phases, each of which can be summarized by four key goals. The first phase focused on short-term solutions designed to enable our company to remain competitive in a challenging macroeconomic environment. The four key goals of the first phase of the Transformation Plan are: (1) cost savings, (2) working capital improvements, (3) customer profitability improvements, and (4) optimization of our organizational structure. First phase initiatives included reductions in operating expenses, optimization of capital expenditures, reductions in working capital costs, changes in marketing strategies and pricing models and reductions in head-count related costs, such as overtime pay and travel expenses. We implemented several first phase initiatives during the first quarter of 2015, including the renegotiation of 69% of the number of contracts slated for renegotiation, the reduction of the number of vehicles in our fleet by 13% and the reduction of headcount-related expenses by 37%, as compared to the fourth quarter of 2014.

The second phase consists of end-to-end initiatives designed to integrate our departments and enable our company to provide integrated service to our customers. The four key goals of the second phase of the Transformation Plan are: (1) process and organizational efficiency, (2) commercial and operational productivity, (3) cross-departmental improvement and (4) enhanced customer experience. Second phase initiatives combine elements of each of the pillars of the Transformation Plan to seek to deliver integrated solutions to our customers. An example of a second phase initiative was the transformation of our call center operations, which was accomplished by revising our customer complaint procedures and creating a specialized team of specially trained call center professional to handle all downgrade requests. This initiative involved changes to and collaboration among multiple departments within our company. We began implementing second phase initiatives in the second quarter of 2015 and will continue to do so. As of December 31, 2015, approximately 87% of the initiatives we developed pursuant to the Transformation Plan had been implemented. The remaining initiatives, many of which are more complex and require more time to become fully operational, are in the process of being implemented. We believe that the

Transformation Plan initiatives were the most significant factors that led to increases in our revenues per RGU in 2015, the decline in operating expenses per RGU and a 17% reduction in customer complaint calls in 2015, in each case as compared to 2014.

Outsourcing of Mobile Handset and Tablet Inventory and Distribution Management

In September 2015, we entered into an agreement with Allied S.A., or Allied, a technology equipment distributor in Brazil, pursuant to which Allied has agreed to manage the purchase, distribution and sale of mobile handsets and tablets exclusively to our sales channels. We remain responsible for the strategic management of the supply chain, the relationship with our sales channels and the choice of our handset portfolio. We entered into this agreement with Allied as part of our effort to further accelerate sales and the migration of our mobile customer base to 3G and 4G smartphones, improve logistics efficiencies associated with the supply of mobile handsets and tablets to our sales channels, reduce logistics and warehousing costs and reduce the working capital used in carrying handset and tablet inventories.

Rio Forte Defaults and PT Exchange

Prior to the Oi capital increase, Pharol’s then wholly-owned subsidies PTIF and PT Portugal subscribed to an aggregate of €897 million principal amount of commercial paper of Rio Forte Investments S.A., or Rio Forte, that matured in July 2014. As a result of our acquisition of PT Portugal as part of the Oi capital increase, we became the creditor under this commercial paper.

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

On September 8, 2014, we, TmarPart, Pharol and our subsidiaries PT Portugal and PTIF, entered into the Exchange Agreement, or the PT Exchange Agreement, and a stock option agreement, or the PT Option Agreement. On the same date, we, Pharol and TmarPart executed a terms of commitment agreement, which we refer to as the Terms of Commitment Agreement. For more information regarding the PT Option Agreement and the Terms of Commitment Agreement, see “Item 7. Major Shareholders and Related Party Transactions— Related Party Transactions.”

On March 24, 2015, PT Portugal assigned its rights under the PT Exchange Agreement and the PT Option Agreement to PTIF. On March 27, 2015, PT Portugal assigned all of its rights and obligations under the Rio Forte commercial paper that it owned to PTIF.

Under the PT Exchange Agreement, we agreed to transfer the defaulted Rio Forte commercial paper to Pharol and Pharol agreed to deliver to us an aggregate of 47,434,872 of our common shares and 94,869,744 of our preferred shares, representing 16.9% of our outstanding share capital, including 17.1% of our outstanding voting capital prior to giving effect to the PT Exchange.

On March 30, 2015, the transactions contemplated by the PT Exchange Agreement were completed through the transfer of Rio Forte commercial paper in the aggregate amount of €897 million to Pharol in exchange for 47,434,872 of our common shares and 94,869,744 of our preferred shares.

Sale of PT Portugal

On June 2, 2015, we sold all of the share capital of PT Portugal to Altice Portugal for a purchase price equal to the enterprise value of PT Portugal of €6,900 million, subject to adjustments based on the financial debt, cash and working capital of PT Portugal on the closing date, plus an additional earn-out amount of €500 million in the event that the consolidated revenues of PT Portugal and its subsidiaries (as of the closing date) for any single year between the year ending December 31, 2015 and the year ending December 31, 2019 is equal to or exceeds €2,750 million.

In connection with the closing, Altice Portugal disbursed €5,789 million, of which €869 million was utilized by PT Portugal to prepay outstanding indebtedness in that amount, and €4,920 million were paid to our company in cash. As of December 31, 2015, we had used R$8,682 million of the net cash proceeds of the PT Portugal Disposition for the prepayment of indebtedness of our company, and as of the date of this annual report have used an additional R$5,350 million of these net cash proceeds for the prepayment and repayment of indebtedness of our company. We expect to use the remainder of these net cash proceeds for the repayment of indebtedness of our company.

In anticipation of the PT Portugal Disposition, PT Portugal transferred PTIF, its wholly-owned finance subsidiary, to Oi. As a result of the completion of the PT Portugal Disposition, the indebtedness of PTIF, which had previously been classified as liabilities associated with assets held for sale in our consolidated financial statements, was reclassified as indebtedness of our company. In addition, in connection with the PT Portugal Disposition, PTIF assumed all obligations under PT Portugal’s outstanding 6.25% Notes due 2016.

In addition, PT Portugal transferred to Oi all of the outstanding share capital of PT Participações, which holds our direct and indirect interests in Africatel and TPT, which provides telecommunications, multimedia and IT services in Timor Leste.

Issuance of €600 Million of 5.625% Notes due 2021 and Tender for PTIF and Oi Notes

In June 2015, our wholly-owned subsidiary Oi Brasil Holdings Coöperatief U.A., issued and sold 5.625% notes due 2021 in the aggregate principal amount of €600 million. We used €321.54 million of the proceeds of these notes to repurchase €56.92 million aggregate principal amount of PTIF’s 5.625% Notes due 2016, €115.88 million aggregate principal amount of PTIF’s 4.375% Notes due 2017 and €148.74 million aggregate principal amount of Oi’s 5.125% Notes due 2017 that we had offered to purchase in a contemporaneous tender offer. We used the remaining net proceeds of the issuance of these notes to repay or prepay other indebtedness of our company.

Alternative Share Structure and Corporate Ownership Simplification

On March 31, 2015, the shareholders of TmarPart acting at a pre-meeting (reunião prévia) of the shareholders of TmarPart (1) unanimously approved the adoption of an alternative share structure, after analyzing options and taking into consideration the obstacles to the completion of the previously announced merger of shares of Oi and TmarPart, and (2) authorized the managements of TmarPart and Oi to begin taking the applicable steps to implement the alternative share structure. The alternative share structure was intended to achieve many of the primary purposes of the merger of shares of Oi and TmarPart, including the adoption by our company of the best corporate governance practices required by BM&FBovespa’s Novo Mercado segment and the elimination of the control of Oi through the various shareholders’ agreements governing Oi, while maintaining the goal of implementing a transaction that would result in the listing of the shares of Oi on the Novo Mercado.

The implementation of the alternative share structure consisted of the corporate ownership simplification transactions (described below), the adoption of new by-laws of our company, the election of a new board of directors of our company, and a voluntary share exchange through which holders of our preferred shares were entitled to exchange their preferred shares for our common shares.

On September 1, 2015, we and several of our direct and indirect shareholders undertook the following transactions, which we refer to collectively as the corporate ownership simplification transactions:

•	AG Telecom merged with and into PASA;

•	LF Tel merged with and into EDSP;

•	PASA and EDSP merged with and into Bratel Brasil;

•	Valverde merged with and into TmarPart;

•	Venus RJ Participações S.A., Sayed RJ Participações S.A. and PTB2 S.A. merged with and into Bratel Brasil;

•	Bratel Brasil merged with and into TmarPart; and

•	TmarPart merged with and into our company.

In connection with these transactions, all of the shareholders’ agreements to which we were an intervening party and through which the direct and indirect shareholders of TmarPart had rights to influence our management and operations were terminated. In the merger of TmarPart with and into Oi, the net assets of TmarPart, in the amount of R$122.4 million were merged into the shareholders’ equity of Oi and as a result of the merger, TmarPart ceased to exist. The merger of TmarPart with and into Oi also resulted in the transfer to the shareholders’ equity of Oi of goodwill derived from the acquisition of equity interest recorded by Bratel Brasil, AG Telecom, LF Tel, and TmarPart, in accordance with applicable Brazilian law. In the merger of TmarPart with and into Oi, shareholders of TmarPart received the same number of shares of Oi as were held by TmarPart immediately prior to the merger of TmarPart with and into Oi in proportion to their holdings in TmarPart. No withdrawal rights for the holders of shares of Oi were available in connection with the merger of TmarPart with and into Oi.

At an extraordinary shareholders meeting of our company held on September 1, 2015, our shareholders (1) adopted amended by-laws for our company that were intended to increase the corporate governance standards applicable to our company as well as to limit the voting rights of holders of a large concentration of common shares, and (2) elected a new board of directors with terms of office until the shareholders’ meeting that approves our financial statements for the year ending December 31, 2017. For more information about our amended by-laws, see “Item 10. Additional Information— Description of Our Company’s By-laws.” For more information about the members of our board of directors, see “Item 6. Directors, Senior Management and Employees—Board of Directors.”

On October 8, 2015, we completed a voluntary share exchange under which we had offered (1) the holders of our preferred shares (including preferred shares represented by the Preferred ADSs), the opportunity to convert their preferred shares into our common shares at a ratio of 0.9211 common shares for each preferred share, plus cash in lieu of any fractional share, and (2) the holders of the Preferred ADSs the opportunity to exchange their Preferred ADSs for Common ADSs at a ratio of 0.9211 Common ADSs for each Preferred ADS, plus cash in lieu of any fractional Common ADS. Holders of 314,250,655 of our outstanding preferred shares tendered their shares for conversion or exchange of the related ADSs. Each of Pharol and Caravelas participated in the voluntary share exchange and surrendered all of its preferred shares for conversion. As a result of the voluntary share exchange, 314,250,655 of our outstanding preferred shares were cancelled and in exchange we issued 289,456,278 of our common shares.

Acquisition of Telemont

In October 2015, we acquired the operations in Rio de Janeiro of Telemont Engenharia de Telecomunicações S.A., or Telemont. We had entered into a services agreement with Telemont in January 2012 for installation, operation, and corrective and preventive maintenance in connection with our external plant and associated equipment, public telephones, and fiber optic and data communication networks (including broadband access services) in the State of Rio de Janeiro.

Exclusivity Agreement with LetterOne

In October 2015, we entered into an exclusivity agreement with LetterOne Technology (UK) LLP, or LetterOne, with respect to the negotiation of a potential transaction for the specific purpose of allowing a consolidation in the Brazilian telecommunications industry involving a potential business combination with TIM. As part of the potential transaction, LetterOne proposed to make a capital contribution of up to US$4.0 billion in our company, contingent on the completion of the consolidation transaction. On February 25, 2016, we were notified by LetterOne that it had been informed by TIM that the latter was no longer interested in proceeding with the negotiations of a business combination with our company and that without TIM’s involvement, LetterOne could not proceed with transaction as previously planned.

Engagement of PJT Partners

On March 9, 2016, we announced that we had retained PJT Partners as our financial advisor to assist us in evaluating financial and strategic alternatives to optimize our liquidity and debt profile. On April 25, 2016, we entered into a customary non-disclosure agreement with Moelis & Company, who acts as advisor for a diverse ad hoc group of holders of the bonds issued by Oi and its subsidiaries, as an initial step towards discussions of a potential restructuring of its indebtedness.

Acquisition of A.R.M.

We had entered into a services agreement with A.R.M. Engenharia in October 2012 for installation, operation and corrective and preventive maintenance in connection with our external plant and associated equipment, public telephones, and fiber optic and data communication networks (including broadband access services) in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas, Sergipe, Bahia, Amazonas, Roraima, Pará, Amapá, Rio Grande do Sul, Paraná and Santa Catarina.

In April and May 2016, we acquired A.R.M. Engenharia’s operations in the States of Rio Grande do Sul, Santa Catarina and Paraná, and we are managing those operations. Also in May 2016, we entered into an agreement with the shareholders of A.R.M. Engenharia to acquire the totality of the shares issued by ARM Engenharia. The completion of the transaction is subject to customary conditions precedent, including the completion of financial and legal due diligence and approval by the Administrative Council for Economic Defense.

Corporate Structure

The following chart presents our corporate structure and principal operating subsidiaries as of May 13, 2016.

Operations in Brazil

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

Our Services

We provide a variety of telecommunications services to the residential market, the personal mobility market and the SME and corporate markets throughout Brazil.

Residential Services

Our primary services to the residential market are fixed-line voice, broadband and Pay-TV services. We offer these services on an a la carte basis and as bundles, including bundles with other services including our mobile voice services and our mobile data communications services. In the Residential Services business, we view the household, rather than an individual, as our customer, and our offerings–particularly our bundled offerings–are designed to meet the needs of the household as a whole.

We identified cost savings and customer profitability initiatives as two of the pillars of the first phase of the Transformation Plan, which phase was largely implemented in 2015. As a result, we decreased our commercial efforts throughout the year in order to reduce sales expenses and capital expenditures. In late 2015, however,we increased commercial efforts by launching several plans aimed at reducing costs and offering more comprehensive services to our customers at higher prices. These higher-value offerings increased our ARPU in the residential services business even as our customer base decreased.

Also in 2015, our Residential Services business launched a series of initiatives aimed at increasing convergence among our product offerings, one of the key pillars of the Transformation Plan. As a result, offerings of our bundled services took on increasing importance, as they provide a better and more integrated experience for our customers while also increasing our ARPU.

Bundled Services

Our bundled services offerings adopted as part of the Transformation Plan have focused on increasing our profitability by providing a more comprehensive mix of higher-value services to our customers. In 2015, we focused our efforts on upselling and cross-selling our services to existing customers, enhancing existing customer loyalty and attracting new customers by offering higher-value services such as the bundled services in the “Oi Total” and “Oi Conta Total” portfolios. We believe that these measures, together with oursimplified plan offeringsin the Residential Services business, resulted in an ARPU increase for each of our residential services (fixed-line voice, broadband and Pay-TV services) in 2015.

In addition, we believe bundled offerings build customer loyalty and serve to reduce churn rates as compared to standalone services. Certain bundles offer incentives such as free installation of fixed-line and broadband services, free modem and Wi-Fi and access to certain smartphone applications for up to three months free of charge. We believe that a bundle that contains more services can be more appealing to a customer than, for example, standalone broadband services at faster speeds. Both Embratel and Telefônica Brasil offer broadband services at higher speeds than us. However, neither company has a quadruple-play bundle, such as Oi Total Completo, that combines fixed-line voice, broadband, Pay-TV and mobile services. By developing unique, multi-product bundles with joint installation, integrated billing and unified customer service, we set ourselves apart from other service providers. We believe that being at the forefront of multi-product offerings allows us to remain competitive, maintain our customers’ loyalty and provide higher-value services.

Oi Total

In 2015, we launched Oi Total, a residential services bundle designed to increase our market penetration and profitability by attracting new customers and offering a higher number of servicers per user. Each Oi Total plan includes fixed-line voice and broadband services with speeds of up to 35 Mbps through VDSL. Certain Oi Total plans also include Pay-TV and/or mobile services. Oi Total Completo, for example, is our quadruple-play package that includes fixed-line voice, broadband, Pay-TV, as well as mobile services. The integrated processes (including single billing, joint installation and unified customer service) of Oi Total have also allowed us to generate greater operational efficiencies, thereby reducing our operating costs. By December 2015, Oi Total had been launched in 13 Brazilian states (Espírito Santo, Goiás, Mato Grosso do Sul, Mato Grosso, Acre, Amazonas, Rondônia, Roraima, Tocantins, Rio Grande do Norte, Sergipe, Santa Catarina and Ceará) and the Federal District. As of December 31, 2015, 75.6% of our fixed-line customers subscribed to one of the plans in our Oi Total portfolio. In March 2016, we launched Oi Total in the remaining Brazilian states where we offer fixed-line services.

Our Oi Total portfolio reinforces our convergence strategy, which is one of the pillars of the Transformation Plan. Oi Total embodies the multi-product concept, bringing a unique, complete and convenient experience for our customers by offering a single sale, joint installation, integrated billing in a single bill, and unified customer service. The mobile voice services offered by Oi Total include the all-net model for voice and robust data packages also offered by Oi Livre and Oi Mais, in addition to offering extensive movie, TV and internet content that is available for streaming anytime, anywhere through Oi Play, our content platform that is free of charge for all of our customers. Since its launch in September 2015, Oi Play has shown potential for growth and future revenue generation.

Oi Conta Total

In addition to the launch of Oi Total, we continued to offer our legacy Oi Conta Total portfolio in 2015. Oi Conta Total is a triple-play plan that provides fixed-line and mobile voice services, broadband services, mobile data and unlimited text messages to subscribers of any provider. In addition, Oi Conta Total provides unlimited long-distance calls to our fixed-line and mobile subscribers (except for the low-cost version of this plan, Conta Total Light). On December 31, 2015, 11% of our fixed-line customers subscribed to one of the plans in the Oi Conta Total portfolio.

Our Oi Conta Total plan permits subscribers to make unlimited local calls to any of our fixed-line or mobile customers and includes an allowance of minutes selected by the customer for use to make long-distance calls and local calls to customers of other service providers. Subscribers also elect the speed of their fixed-line broadband service, which is available under this plan at speeds ranging from 2 Mbps to 15 Mbps. Subscribers to this plan are entitled to access our Oi Wi-Fi hotspots, and subscribers who elect speeds of 5 Mbps or greater are provided with a complimentary wireless router. Subscribers can elect add-on features for this plan, including mobile data plans, unlimited text messages to subscribers of any provider and unlimited long-distance calls to our fixed line or mobile customers.

As part of our emphasis on offering bundled services that increase profitability and build customer loyalty, in 2015 we also offered our Oi Conta Total Smartphone plan, which has the same structure as Oi Conta Total but included our Oi Smartphone data plan and unlimited text messages. Subscribers to this plan receive a smartphone, mini-modem or tablet at a subsidized price and are able to access our network of Oi Wi-Fi hotspots.

In March 2016, we discontinued offering Oi Conta Total as an independent portfolio and moved these offerings under the umbrella of Oi Total under the brand name Oi Total Conectado.

Pay-TV and Broadband Bundles

Subscribers to our internet protocal Pay-TV, IP TV, service may subscribe to our Oi TV Mais HD package, together with a broadband subscription at 100 Mbps, or our Oi TV Mega HD package, together with a broadband subscription at 200 Mbps. Subscriptions to our IP TV packages are only available in areas in which we have deployed our fiber-to-the-home, or FTTH, network.

In addition to our service bundles, we have a la carte offerings for fixed-line voice, broadband, and Pay-TV services as described below.

Fixed-Line Voice Services

As of December 31, 2015, we had 14.4 million local fixed-line customers in our fixed-line service areas (including customers of our SME and Corporate Services). Local fixed-line services include installation, monthly subscription, metered services, collect calls and supplemental local services. Metered services include local calls that originate and terminate within a single local area and calls between separate local areas within specified metropolitan regions which, under ANATEL regulations, are charged as local calls. ANATEL recently changed the geographic classification of local areas and currently has divided our fixed-line service areas into approximately 4,400 local areas.

Under our concession agreements, we are required to offer two local fixed-line plans to users: the Basic Plan per Minute (Plano Básico de Minutos) and the Mandatory Alternative Service Plan (Plano Alternativo de Serviços de Oferta Obrigatória), each of which includes installation charges, monthly subscription charges, and charges for local minutes. As of December 31, 2015, 13.6% of our fixed-line customers subscribed to the Basic Plan per Minute or the Mandatory Alternative Service Plan.

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

In addition to the Basic Plan per Minute and the Mandatory Alternative Service Plan, we offer a variety of alternative fixed-line plans that are designed to meet our customers’ usage profiles. As of December 31, 2015, 86.4% of our fixed-line customers subscribed to alternative plans, including our bundled plans.

Our Oi Fixo portfolio of fixed-line, voice-only plans provides a range of options, including unlimited on-net or all-net calls from fixed-line to fixed-line (depending on the plan), as well as on-net and off-net calls to mobile devices at pre-established rates.

We own and operate public telephones throughout our fixed-line service regions. As of December 31, 2015, we had approximately 651,000 public telephones in service, all of which are operated by pre-paid cards.

Broadband Services

We provide broadband services to residential customers in our fixed-line service areas. As of December 31, 2015, we offered broadband services in 4,699 municipalities and had 5.7 million broadband customers in our fixed-line service areas (including customers of our SME and Corporate Services). We offer ADSL services through ADSL modems installed using our customers’ conventional lines, which permit customers to use the telephone line simultaneously with the internet. Customers pay a fixed monthly subscription fee, irrespective of their actual connection time to the internet.

We offer broadband a la carte subscriptions to customers that do not subscribe to our bundled services plans at speeds ranging from 2 Mbps to 35 Mbps. To attract customers to this service, we offer new subscribers complementary anti-virus software and backup services, as well as a free wireless router with subscriptions at speeds of 5 Mbps or more.

We periodically offer promotions designed to encourage our existing broadband customers to migrate to plans offering higher speeds and to attract new customers to our broadband services. In some cases, we encourage our customers to migrate to higher broadband plans by providing broadband at faster speeds for the same prices as existing plans. This improvement of service without an increase in cost furthers our goals of improving the perception of quality of our services, enhancing the customer experience and enhancing customer loyalty.

We continue to strategically invest in areas where we see the greatest potential for sales and growth. Our two primary competitors in broadband services, Embratel and Telefônica Brasil, both offer broadband at higher speeds than our offerings. As a result, in 2015 we devoted a substantial portion of our capital expenditures in investments to our network to increase the available broadband speeds that we are able to offer in order to attract new customers and enhance the loyalty of our existing customer base, which was a significant factor in the increase in our ARPU from broadband services during 2015.

In September 2015, we launched high-speed VDSL broadband service with offers ranging from 15 to 35 Mbps. We expect to be able to offer even greater speeds as we continue to invest in our broadband network infrastructure.

Pay-TV Services

We offer Pay-TV services under our Oi TV brand. We deliver Pay-TV services throughout our fixed-line service areas using our DTH satellite network. In December 2012 and January 2013, we began to offer IP TV services through our FTTH network in Rio de Janeiro and Belo Horizonte, respectively. As of December 31, 2015, we had approximately 1.2 million subscribers to our Pay-TV services. As of December 31, 2015, approximately 11.5% of households with our residential services subscribed to Oi TV.

We offer three packages of Pay-TV services: (1) Oi TV Start HD with 118 channels, including 20 high-definition, or HD, channels, (2) Oi TV Mix HD with 158 channels, including 43 HD channels, and (3) Oi TV Total HD with 183 channels, including 53 HD channels. Subscribers to each of these packages have the option to customize the package through the purchase of additional channels featuring films offered by HBO/MAX and Telecine and sports offered by Futebol. Although these packages are available for a la carte purchase, we promote these packages, and approximately 65% of our subscribers for these packages purchase them as part of a bundle with our broadband and/or fixed-line voice services.

Personal Mobility Services

Our Personal Mobility Services business is comprised of post-paid and pre-paid mobile voice services and post-paid and pre-paid mobile data communications services. As of December 31, 2015, we had an aggregate of approximately 45.9 million subscribers for our mobile services, including subscribers to our bundled plans. As of December 31, 2015, 85.2% of our personal mobility voice customers subscribed to pre-paid plans and 14.8% subscribed to post-paid plans.

As part of our efforts under the Transformation Plan to increase profitability and enhance our customers’ experience, in 2015 we launched three new portfolios of mobile services plans: Oi Mais for the post-paid market, Oi Livre for the pre-paid market and Oi Mais Controle as a hybrid solution. All of these plans provide simpler options, data allowances without usage restrictions, and (with the exception Oi Mais Controle Básico, the basic Oi Mais Controle plan) all-net minutes. The introduction of these new offerings is part of our convergence strategy as these plans combine voice and data packages across our entire portfolio. This combination of voice and data packages encourages our customers to maintain voice services as part of their packages, which reduces that rate of decline of our customer base for fixed-line voice services. In addition, since our 3G and 4G networks offer greater capacity to meet the growing demand for data, we intend to accelerate the migration of users from 2G to 3G and from 3G to 4G by encouraging sales of 3G/4G smartphones and by including more data allowances in our new mobile offers. We believe these measures will enhance our customers’ experience and provide a better perception of the quality of our services.

Mobile Voice and Data Services

Post-Paid Services

Post-paid customers pay a monthly subscription fee and are billed on a monthly basis for services provided during the previous month. Post-paid plans include voice mail, caller ID, conference calling, call forwarding, calls on hold and special services. We believe that our new offerings in the post-paid market enable us to improve revenues and market share by offering a mix of services to the post-paid market at more attractive prices.

In November 2015, we launched the Oi Mais portfolio for the post-paid market. Oi Mais plans offer a substantial increase in the size of data packages with no usage restrictions, all-net minutes to call customers of any operator anywhere in Brazil and a reduced one-time tariff for calls made to customers of any operator in Brazil in excess of the monthly plan allowance. We believe the introduction of all-net plans will eliminate the community effect among voice customers using such plans. Moreover, we believe our new data packages, which contain more data and no usage restrictions, will allow us to satisfy the growing demand from our customers for increased and unrestricted data usage.

Oi Mais plans range from R$79.90 per month to R$149.90 per month. They provide between 250 minutes and 3,000 minutes of calls and offer between 3 GB and 10 GB of 4G data to be used freely (including on social networking sites). All Oi Mais plans offer access to Oi Wi-Fi and unlimited text messaging to customers of any operator.

We continue to offer Oi Conta Conectado 50, our traditional portfolio of plans, which provides an unlimited on-net mobile plan for local and long distance voice services and an all-net plan for fixed-line services. The Oi Conta Conectado 50 plan also provides a limited off-net voice package for mobile calls to customers of other operators and 500 MB of data. In December 2015, we stopped offering new subscriptions to the low-cost plan Oi Conta 100, which offered voice only (no data) to our customers. As of December 31, 2015, Oi Conta Conectado represented 84% of our total post-paid base.

Pre-Paid Services

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

After conducting a comprehensive ten-month study of the telecommunications consumption habits in Brazil, in November 2015 we launched our Oi Livre portfolio for the pre-paid market, which includes significant increases in data allowances and a flat fee for all-net calls (with the exception of Oi Livre Por Dia, our per-day pre-paid mobile plan) to customers of any operator in Brazil. This initiative changes the mobile service market in Brazil, disrupting the original pre-paid model in which customers acquired SIM cards from different operators and used the respective SIM card for on-net calls with that particular operator in an effort to avoid paying high rates for off-net calls.

The launch of Oi Livre was a strategic move given the recent reductions in interconnection tariffs in Brazil. It also follows a global trend and adopts a model widely used in developed markets such as the United States and Europe. In addition, we believe the increase in data allowances satisfies the growing customer demand for larger data packages that allow access to the great variety of applications available for smartphones.

Oi Livre allows flexibility to our pre-paid consumers by offering monthly, weekly, daily and per-minute plans. Our monthly plan has a 300 minute allowance for calls to all Brazilian landlines and mobile subscribers, plus a 1GB data package and 500 text messages for R$40 per month. Our weekly plan includes a 75 minute allowance for calls to all Brazilian landlines and mobile subscribers, plus a 400MB data package and 300 text messages for R$10 per week. We also offer a weekly plan for those who still value unlimited on-net calls, which includes a 250MB data package and 300 text messages for R$8 per week. Our daily plan has unbundled voice and data packages, each of which is available for less than R$1 per day. Finally, we offer a per minute plan with 60 MB daily for data usage and text messages, and calls to any landline or mobile subscriber in Brazil for R$0.30 per minute. Our monthly and weekly plans have a higher ARPU relative to our other plans, and they help us to achieve the objectives set forth in the Transformation Plan. Since its launch, Oi Livre has acquired 6.2 million customers and, as of December31, 2015, Oi Livre represented 15.9% of our total pre-paid base.

Under our pre-paid voice plans, our customers may exchange the credits they purchase for additional services, such as:

•	Bônus Extra, which permits our customers to purchase additional minutes for local or long-distance calls to our fixed-line or mobile subscribers at discounted rates;

•	Pacote de Dados, which permits our customers to purchase a specified data allowance for use on their handsets; and

•	Pacote de SMS, which permits our customers to purchase the ability to send a specified number of text messages.

In keeping with the Transformation Plan’s focus on cost control and increasing profitability, throughout 2015 we disconnected inactive users of our pre-paid plans, which reduced FISTEL taxes, which are calculated based on the number of our active subscribers, resulting in an increase in the profitability of our customer base. We intend to continue to disconnect inactive users periodically.

Hybrid Services

The hybrid voice services market presents strategic value for our company because it combines advantages of pre-paid offerings, such as the absence of bad debt and a favorable impact on working capital, with advantages of post-paid offerings, such as a heavier consumption profile. We improve our revenues and market share through the offer of hybrid plans by consolidating customer recharges in our hybrid plans’ SIM cards and by improving the mix of offerings to the post-paid market.

In November 2015, we launched the Oi Mais Controle portfolio of plans for customers who wish to combine the cost savings of our post-paid plans with the self-imposed limits of our pre-paid plans. Oi Mais Controle subscribers have similar benefits as the Oi Mais customers, such as data packages with no usage restrictions, unlimited text messaging and (with the exception of the Oi Mais Controle Básico plan) all-net minutes to call customers of any operator anywhere in Brazil. We believe these new data packages, which contain more data and no usage restrictions, will allow us to satisfy the growing demand from our customers for increased and unrestricted data usage.

The Oi Mais Controle plans range from R$34.90 per month to R$54.90 per month. They offer between 1GB and 2GB of data to be used freely (including on social networking sites), between 250 and 500 all-net minutes (with the exception of the Oi Mais Controle Básico plan), and unlimited text messaging to customers of any operator (with the exception of the Oi Mais Controle Básico plan). If customers require additional credits under the Oi Mais Controle plans, they can be purchased through point of sale machines in retail stores, ATMs or mobile applications such as Minha Oi and Recarga Oi.

The Oi Mais Controle Básico plan allows customers to make unlimited local and long-distance calls to our mobile and fixed-line subscribers (on-net calls) and offers 1GB of data. Customers can also purchase credits that can be used for calls to customers of other providers (off-net calls) and other add-on services.

Until November 2015, we offered hybrid plans under the brand name Oi Controle, which lack bad debt risk and have a favorable impact on working capital. Oi Controle allows customers to make unlimited local and long-distance calls to our mobile and fixed-line subscribers (on-net calls) and purchase credits that can be used for calls to customers of other providers (off-net calls) and other add-on services. Oi Controle is composed of five plans. One of the plans, Oi Controle Voz, offers a credit of R$10.90 for customer use on a pay-as-you go plan in addition to the above benefits. The other four plans include mobile data, unlimited text messages to our mobile customers, limited voice and text message plans to customers of other operators and access to our Wi-Fi hotspots. In keeping with the Transformation Plan’s focus on cost control and profitability of the customer base, in the second half of 2015 we disconnected all inactive users of our hybrid Oi Controle plan, which reduced certain unnecessary costs. As of December 31, 2015, Oi Controle represented 41% of our total post-paid base.

Mobile Data Only Services

We offer post-paid and pre-paid mobile data communications services to customers who seek to access the internet through our network using mobile devices, including smartphones or tablets and laptop computers with the aid of a mini-modem. As with our post-paid voice plans, our post-paid mobile internet customers pay a monthly subscription fee and are billed on a monthly basis for services provided during the previous month. We also offer internet access for a daily fee to customers who do not subscribe to a monthly plan. In December 2014, we began the practice of blocking access to data services for pre-paid customers who exceeded their data allowances. For post-paid data packages, we continue to throttle the speed of service for customers who exceed their data allowances.

Post-Paid Services

We offer a variety of post-paid mobile data communications plans that provide data allowances from 300 MB to 10 GB for smartphones and from 300 MB to 10 GB for tablets and laptop computers and provide data transmission at speeds of 1 Mbps (3G network) or 5 Mbps (4G network). In addition to data traffic, our post-paid mobile internet plans for use with mobile devices include allowances for text messages. Our post-paid mobile internet plans for smartphones are available to our Oi Conta and Oi Mais customers. Our post-paid mobile internet plans for tablets and laptop computers are sold on a stand-alone basis or, in some cases, through our Oi Conta Total voice and data bundle. Subscribers to our post-paid mobile internet plans for smartphones, tablets and laptop computers also receive free access to our network of Wi-Fi hotspots. In addition to these post-paid plans, subscribers can purchase anti-virus software and backup data storage services.

Pre-Paid Services

We offer two pre-paid mobile data communications plans: through mobile devices and through the purchase and installation of a SIM card in a mini-modem or tablet. Our pre-paid customers are able to add credits to their accounts through the purchase of pre-paid credits at prices that vary based on the data allowance purchased (from 5MB to 1GB) and duration (daily, weekly and monthly).

Value-Added Services

The value-added services we provide include voice, text and data applications, including voicemail, caller ID, and other services, such as personalization (video downloads, games, ring tones and wallpaper), text messaging subscription services (horoscope, soccer teams and love match), chat, mobile television, location-based services and applications (mobile banking, mobile search, email and instant messaging). Applications such as the ones described below contributed an increase in revenues from value-added services during 2015.

Oi Apps Club: A subscription-based marketplace for highly rated Android apps, Oi Apps Club provides customers unlimited access to download apps, charged to the customer’s Oi bill rather than a credit card.

Oi Conselheiros: In this service, renowned and famous professionals in different areas of expertise known as “Oi’s Ambassadors” endorse exclusive content covering travel, fashion, cooking, celebrities and music, among others.

Oi Para Aprender: Oi’s mobile learning platform, which provides a variety of courses and tips regarding languages, entrance examinations, job assessments, how to develop a home office business and software lessons, among others.

Our value-added services are developed by third-party application or content providers and offered to our customers. On average, these providers receive 35% of the net revenues generated by the services they develop and or provide to our customers.

SME and Corporate Services

In the SME and corporate services market we serve SME and corporate customers. We offer a variety of services to these customers, including our core fixed-line, broadband and mobile services, as well as our value-added services, advanced voice services and commercial data transmission services. For our corporate customers, we also offer information technology services, such as network management and security, Smartoffice, Smartcloud, anti-distributed denial of service and machine-to-machine products, which enable communication between a product and its control center or database (such as a car and its GPS navigation system), in order to expand our revenue sources from corporate customers beyond voice services, increase customer loyalty and ensure greater revenue predictability.

The implementation of the Transformation Plan throughout 2015, coupled with the declining macroeconomic conditions in Brazil, has prompted certain changes in our portfolios and recent offerings. SMEs are more vulnerable to economic instability than our more established corporate customers, so there has been a reduction in our SME customer base as a result of SMEs going out of business. Our corporate customers, while better able to survive the current economic instability, often respond by reducing their economic activity and tightening their budgets for telecommunications products and services.

In addition, in a move to better align our products with the needs of our consumers, and to increase customer satisfaction, we have taken a “back-to-basics” approach to product and service offerings and, as a result, developed simpler, more predictable flat-rate plans that enable the customer to better understand, project and plan for upcoming expenses. Furthermore, our sales focus has shifted to upgrading existing contracts, which has not required us to make any additional investments.

Services for SMEs

We offer SME services similar to those offered to our residential and personal mobility customers, including fixed-line and mobile voice services, and fixed-line and mobile broadband services. We also recently launched FTTH plans for SMEs in December 2015. In addition, we offer SMEs:

•	advanced voice services, primarily 0800 (toll free) services, as well as voice portals where customers can participate in real-time chats and other interactive voice services;

•	dedicated internet connectivity and data network services; and

•	value-added services, such as help desk support that provides assistance for technical support issues, web services with hosting, e-mail tools and website builder and security applications.

In general, our sales team works with our SME customer to determine that customer’s telecommunications needs and negotiates a package of services and pricing structure that is best suited to its needs. In December 2015, we launched Oi Mais Empresas for SMEs. Oi Mais Empresas provides 4G voice and mobile data and fixed-line (voice and broadband) services for a flat fee. This simplified portfolio is easier to understand, purchase and use, fostering a better relationship with the SME. The flat rate model eliminates billing issues and disputes and reduces the risk of default by the SME. Concurrently, as part of our digitalization efforts set forth in the Transformation Plan, we launched the Oi Mais Empresas app, a fully digital customer channel through a smartphone application that can be downloaded at no cost at Apple Store or Google Play. The Oi Mais Empresas app provides exclusive service to SMEs, enabling them to acquire services, upgrade their contract plan and make requests and track the status of those requests, such as repairs and bill copies, among others, all using a smartphone. We made the same improvements and enabled the same functionalities as the Oi Mais Empresas app on our website, enabling our customers to perform the same functions from a computer. The creation of the Oi Mais Empresas app and website improvements, changed the way our customers communicate and reinforced our commitment to simplify our product portfolios and better understand our customers’ needs.

We continue to service our SME customers with a variety of legacy mobile plans, including our Oi Equipe Flat plan for groups of employees, our Oi Empresa Especial plan for individual users in an SME and our Oi Controle plan which, similarly to our residential fixed-line plan, is designed to permit an SME to control usage of mobile minutes.

Services for Corporate Customers

We offer corporate customers all of the services offered to our SME customers. In addition, we provide a variety of customized, high-speed data transmission services through various technologies and means of access to corporate customers. Our principal data transmission services for Corporate customers are:

•	we act as the internet service provider for our Corporate customers, connecting their networks to the internet;

•	SLD, under which we lease dedicated lines to corporate customers for use in private networks that link different corporate websites; and

•	IP services which consist of dedicated internet connection, as well as Virtual Private Network, or VPN, services that enable our customers to connect their private intranet and extranet networks to deliver videoconferencing, video/image transmission and multimedia applications.

We provide these services at data transmission speeds of 2 Mbps to 10 Gbps.

We also offer information technology infrastructure services to our corporate customers, seeking to offer them end-to-end solutions through which we are able to provide and manage their connectivity and information technology needs. For example, we offer Oi SmartCloud, a suite of data processing and data storage services that we perform through our five cyber data centers located in Brasília, São Paulo, Curitiba and Porto Alegre. In addition, through these data centers, we provide hosting, collocation and IT outsourcing services, permitting our customers to outsource their IT infrastructures to us or to use these centers to provide backup for their IT systems.

We also offer the following four major service groups through Oi SmartCloud, which operate through our five cyber data centers:

•	collaborative solutions, a hosting and sharing platform that provides employees with access to company documents;

•	business applications, an in-memory computing platform for large amounts of data;

•	Oi Gestão Mobilidade, a mobile device management service focused on providing logistics and security solutions relating to mobile devices; and

•	security, a centralized, anti-spam filtering solution for corporate email.

We also offer various services based on IT applications:

•	fleet management services, which provide a management system for fleet monitoring and location targeting, economies of scale for fuel costs, driver profile analysis and kilometer control for maintenance;

•	workforce management, which provides a system with web and mobile applications to monitor and control the workforce in the field and optimize routes and control logistics activities; and

•	digital content management (corporate TV platform and queue management), which provides a digital signage platform with queue management solutions, creating a powerful marketing tool for companies that have interactions with customers at points of sale.

Our Oi Smart Office service provides a system to control daily work and productivity of employees working remotely, including through the use of biometrics. The platform offers a connection between the home environment and the corporate network, providing unified communication options including chat, voice, video, conferencing and document sharing along with corporate applications for cloud computing.

In response to the reduced demand for traditional telecommunications services due to the challenging macroeconomic environment in Brazil, we have focused our new offerings in 2015 on information technology infrastructure services. As of December 31, 2015, approximately 15% of our corporate customers had contracted for at least one information technology service. In 2015, our revenues from information technology offerings increased as compared to 2014.

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

Services for Other Telecommunications Providers

We offer specialized services to other telecommunications providers, primarily consisting of interconnection to our networks, network usage charges for the use of portions of our long-distance network, traffic transportation through our physical infrastructure, and RAN sharing agreements.

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

We are authorized to charge for the use of our mobile network on a per-minute basis for all calls terminated on our mobile network that originate on the networks of other local fixed-line, mobile and long-distance service providers. Conversely, other mobile services providers charge us interconnection fees to terminate calls on their mobile networks that are originated on our local fixed-line, mobile or long-distance networks. The amounts that we charge and owe for these interconnections with respect to SMEs have reduced dramatically, however, as a result of the recent reductions in interconnection tariffs mandated by ANATEL. The pricing for services to our corporate customers are not immediately affected by the ANATEL reductions. Rather, these rate reductions are only reflected in the negotiation and pricing of new contracts.

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

Under our concession agreements, we are required to offer two local fixed-line plans to users: the Basic Plan per Minute and the Mandatory Alternative Service Plan, each of which includes installation charges, monthly subscription charges, and charges for local minutes. The monthly subscription fees under the Basic Plan per Minute and the Mandatory Alternative Service Plan vary in accordance with the subscribers’ profiles, as defined in the applicable ANATEL regulations. As of December 31, 2015, 13.6% of our local fixed-line customers subscribed to the Basic Plan per Minute or the Mandatory Alternative Service Plan.

In addition to the Basic Plan per Minute and the Mandatory Alternative Service Plan, we are permitted to offer non-discriminatory alternative plans to the basic service plans. The rates for applicable services under these plans (e.g., monthly subscription rates and charges for local and long-distance calls) must be submitted for ANATEL approval prior to the offering of those plans to our customers. In general, ANATEL does not raise objections to the terms of these plans. As of December 31, 2015, 86.4% of our local fixed-line customers subscribed to alternative plans.

On an annual basis, ANATEL increases or decreases the maximum rates that we are permitted to charge for our basic service plans. ANATEL increased the rates that we may charge by an average of 0.55% as of February 8,

2013, decreased the rates that we may charge by an average of 0.10% as of April 18, 2014, and increased the rates that we may charge by an average of 3.6% as of June 13, 2015. In addition, we are authorized to adjust the rates applicable to our alternative plans annually by no more than the rate of inflation, as measured by the IST. Discounts from the rates set in basic service plans and alternative service plans may be granted to customers without ANATEL approval.

Local Fixed Line-to-Mobile Rates (VC-1) and Mobile Long Distance Rates (VC-2 and VC-3)

When one of our fixed-line customers makes a call to a mobile subscriber of our company or another mobile services provider that terminates in the mobile registration area in which the call was originated, we charge our fixed-line customer per-minute charges for the duration of the call based on rates designated by ANATEL as VC-1 rates. In turn, we pay the mobile services provider a per-minute charge based on rates designated by ANATEL as VU-M rates for the use of its mobile network in completing the call. Rates for long-distance calls that originate or terminate on mobile telephones are based on whether the call is an intrasectorial long-distance call, which is charged at rates designated by ANATEL as VC-2 rates, or an intersectorial long-distance call, which is charged at rates designated by ANATEL as VC-3 rates. If the caller selects one of our carrier selection codes for the call, we receive the revenues from the call and must pay interconnection fees to the service providers that operate the networks on which the call originates and terminates. VC-1, VC-2 and VC-3 rates, collectively, the “VC Rates” vary depending on the time of the day and day of the week, and are applied on a per-minute basis.

On an annual basis, ANATEL may increase or decrease the maximum VC Rates that we are permitted to charge. In February 2012, ANATEL ordered us to reduce our VC Rates by approximately 10%, although we are appealing the timing of the application of this rate decrease to our company as our VC Rates was increased in Region I by 1.54% in accordance with our application for this increase in February 2012.

ANATEL has changed our VC-1 rates as follows:

•	In February 2014, reduced by approximately 18% and 33.5% in Regions I and II, respectively.

•	In August 2014, increased by approximately 1.5% and 3.3% in Regions I and II, respectively.

•	In February 2015, reduced by approximately 21.8% and 21.3% in Regions I and II, respectively.

•	In August 2015, increased by approximately 5.5% in Regions I and II.

ANATEL has changed our VC-2 and VC-3 rates as follows:

•	In February 2014, reduced our VC-2 rate by 12.1% and 27.5% in Regions I and II, respectively, and reduced our VC-3 rate by approximately 10.6% and 26.4% in Regions I and II, respectively.

•	In August 2014, increased both our VC-2 and VC-3 rates by approximately 1.5% and 3.1% in Regions I and II, respectively.

•	In February 2015, reduced our VC-2 rate by 13.6% and 12.4% in Regions I and II, respectively, and reduced our VC-3 rate by approximately 11.8% and 10.8% in Regions I and II, respectively.

•	In August 2015, increased both our VC-2 and VC-3 rates by approximately 5.5% in Regions I and II.

As a result of the substantial reductions in VC Rates over the past several years, and in keeping with our strategy of simplifying our portfolios to enhance the customer experience, in 2015 we launched several fixed-line and mobile plans that allow all-net calls for a flat fee. All-net plans eliminate the effect of VC Rate reductions on our customers’ telephone bills and simplify the billing process.

Fixed Line-to-Fixed-Line Long Distance Rates

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

On an annual basis, ANATEL increases or decreases the maximum domestic fixed line-to-fixed line long-distance rates that we are permitted to charge. ANATEL increased the rates that our company and Telemar may charge by an average of 0.55% as of February 8, 2013, 0.65% as of April 18, 2014, and 3.6% as of June 13, 2015. Discounts from the domestic fixed line-to-fixed line long-distance rates approved by ANATEL may be granted to customers without ANATEL approval.

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

Our revenues from mobile services consist mainly of charges for local and long-distance calls paid by our pre-paid and post-paid mobile subscribers and monthly subscription charges paid by our post-paid plan subscribers. Monthly subscription charges are based on a post-paid subscriber’s service plan. If one of our mobile subscribers places or receives a call from a location outside of his or her home registration area, we are permitted to charge that customer the applicable roaming rate. We offer basic service plans (post-paid and pre-paid), as well as non-discriminatory alternatives to the basic service plans. As of December 31, 2015, fewer than 1% of our mobile customers subscribed to our basic plans (post-paid or pre-paid); substantially all of our post-paid and pre-paid customers subscribed to non-discriminatory alternative plans to the basic service plans.

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

Rates under our mobile plans may be adjusted annually by no more than the rate of inflation, as measured by the IGP-DI. These rate adjustments occur on the anniversary dates of the approval of the specific plans. Discounts from the rates set in basic service plans and alternative service plans may be granted to customers without ANATEL approval. The rate of inflation as measured by the IGP-DI was 5.5% in 2013, 3.8% in 2014, and 10.7% in 2015.

Network Usage (Interconnection) Rates

Fixed-Line Networks

Our revenues from the use of our local fixed-line networks consist primarily of payments on a per-minute basis, which are charged at rates designated by ANATEL as TU-RL rates, from:

•	long-distance service providers to complete calls terminating on our local fixed-line networks;

•	long-distance service providers for the transfer to their networks of calls originating on our local fixed-line networks; and

•	mobile services providers to complete calls terminating on our local fixed-line networks.

Fixed-line service providers are not permitted to charge other fixed-line service providers for local fixed-line calls originating on their local fixed-line networks and terminating on the other provider’s local fixed-line networks. TU-RL rates vary depending on the time of the day and day of the week, and are applied on a per-minute basis.

Our revenues from the use of our long-distance networks consist primarily of payments on a per-minute basis, which are charged at rates designated by ANATEL as TU-RIU rates, from other long-distance carriers that use a portion of our long-distance networks to complete calls initiated by callers that have not selected us as the long-distance provider. TU-RIU rates for intrasectorial calls are designated by ANATEL as TU-RIU1 rates, and TU-RIU rates for intersectorial calls are designated by ANATEL as TU-RIU2 rates.

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

The terms and conditions of interconnection to our mobile networks, including the rates charged to terminate calls on these mobile networks, which are designated by ANATEL as VU-M rates, commercial conditions and technical issues, may be freely negotiated between us and other mobile and fixed-line telecommunications service providers, subject to compliance with regulations established by ANATEL relating to traffic capacity and interconnection infrastructure that must be made available to requesting providers, among other things. We must offer the same VU-M rates to all requesting service providers on a nondiscriminatory basis. We apply VU-M charges on a per-minute basis.

Under ANATEL regulations, in December 2013 ANATEL established the maximum VU-M rate of R$0.33 per minute that is applicable in the event that providers could not agree upon the VU-M applicable in their interconnection agreements. Under the General Plan on Competition Targets (Plano Geral de Metas de Competição), in February 2014 the VU-M rate was reduced to 75% of the maximum VU-M rate established by ANATEL in December 2013, and in February 2015 the VU-M rate was reduced to 50% of the maximum VU-M rate established by ANATEL in December 2013. In July 2014, ANATEL approved a rule for the definition of maximum VU-M reference rates for entities with significant market power, such as our company, based on a long-run incremental cost methodology. Under this rule, VU-M reference rates will decline from 2016 through 2019 when VU-M reference rates reflecting the long-run incremental cost methodology will apply.

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

In May 2014, ANATEL approved a standard for setting maximum values for EILD services based on a long-run incremental cost methodology. In July 2014, ANATEL published reference rates for EILD services that contain a single reference table which will be valid from 2016 until 2020. Under ANATEL regulations, EILD reference rates will decline from 2016 through 2020 when EILD reference rates reflecting the long-run incremental cost methodology will apply. In addition, under the General Plan of Competition Targets, companies with significant market, such as our company, are required to present a public offer every six months including standard commercial conditions, which is subject to approval by ANATEL.

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

DTH and IP TV Services Rates

DTH and IP TV services are deemed to be conditional access services under the private regime, which Oi provides pursuant to authorizations. As a result, the rates and prices for these services are not subject to regulation and are market-driven. We offer DTH and IP TV subscriptions at prices that vary depending on the content of the subscription package. We offer basic subscription packages for our Oi TV services, as well as a variety of premium packages which allow subscribers to tailor the content that they receive to their individual tastes.

Marketing and Distribution

During 2015, we incurred R$406 million in marketing expenses in our Brazilian operations. On a company-wide basis, we focus our marketing efforts on strengthening the “Oi” brand, reinforcing the image of the convergence of the integrated company. We also engage in marketing programs to support our Residential Services, our Personal Mobility Services and our SME and Corporate Services.

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

Our principal marketing expenditures to support our Residential Services were designed to:

•	promote our bundled plans, such as Oi Total and Oi Conta Total as part of our effort to expand our customer base;

•	promote cross-selling of our services, including by promoting our bundled plans and higher value offers, as part of our effort to increase the profitability and enhance the loyalty of the existing customer base

•	expand our Oi fixed-line and Oi TV customer bases with offers through our other services.

Our principal marketing expenditures to support our Personal Mobility Services were designed to:

•	promote our pre-paid mobile services via ad campaigns on television and digital media with a focus on our weekly packages and the launch of 4G technology on pre-paid plans;

•	promote our post-paid mobile plans, primarily Oi Mais and Oi Mais Controle, as well as 4G data services at higher speeds, through specific marketing campaigns and mobile device subsidies (through our Oi Pontos program, which provides existing post-paid customers with a phone credit based on amount spent in the preceding 12-month period, to be applied as a credit against the price of a new mobile device), as part of our effort to increase our market share in mobile services; and

•	expand our 4G internet customer base, focusing on geographic regions covered by the National Broadband Plan.

In 2015, our SME and Corporate Services business did not engage in any marketing initiatives for its products and services. Instead, our ongoing marketing efforts in our SME and Corporate Services business include:

•	press releases for launches of new products and services;

•	client events, including attendance at fairs and conferences; and

•	other day-to-day marketing.

Distribution Channels

We distribute our services through channels focused on three separate sectors of the telecommunications services market: (1) residential customers, including customers of our mobile services to whom we sell bundled plans; (2) personal mobility customers that purchase our mobile services independently of our bundled plans; and (3) business and corporate customers.

Residential Services

Our distribution channels for residential customers are focused on sales of fixed-line services, including voice, broadband services and Oi TV, and post-paid mobile services. As part of the restructuring of our distribution channels, we have begun to provide more extensive training to our employees and the employees of third-party sales agents and have revised our commission structures to incentivize selective sales of bundled and higher-value plans and services that generate higher ARPU and reduce customer churn rates. As of December 31, 2015, the principal distribution channels that we used for sales to residential customers were:

•	our own network of stores, which included 197 “Oi” branded stores.

•	approximately 300 “Oi” franchised service stores and kiosks located in the largest shopping malls and other high density areas throughout Brazil.

•	approximately 270 stores located throughout our service areas that primarily sell telecommunications products and services and have entered into exclusivity agreements with us.

•	our telemarketing sales channel, which is operated by our call center and other third-party agents and consists of approximately 1,650 sales representatives that answer more than 1.2 million calls per month. This channel provides us with the ability to pro-actively reach new customers, thereby increasing our client base and revenues, and also receives calls prompted by our offers made in numerous types of media.

•	our “teleagents” channel, which consists of approximately 300 local sales agents that operate in specific regions and complement our telemarketers.

•	door-to-door sales calls made by our sales force of approximately 1,900 salespeople trained to sell our services throughout Brazil in places where customers generally are not reachable by telemarketing.

•	our e-commerce sites through which customers may purchase a variety of our services.

Our distribution channels for personal mobility customers are focused on sales of mobile services to post-paid customers and pre-paid customers, including mobile broadband customers. As part of the restructuring of our distribution channels, our distribution channels for our post-paid personal mobility services have converged with our distribution channels for residential services. As of December 31, 2015, the principal distribution channels that we used for sales of our pre-paid personal mobility services were:

•	approximately 10,000 stores that are part of large national chains which sell our SIM cards and pre-paid mobile cards;

•	approximately 23 multibrand distributors that distribute our SIM cards and pre-paid mobile cards to approximately 179,000 pharmacies, supermarkets, newsstands and similar outlets; and

•	our website, through which our pre-paid customers may recharge their SIM cards.

SME and Corporate Services

We have established separate distribution channels to serve small and medium-sized enterprise, or SMEs, and large enterprises, or corporate customers. We market a variety of services to SMEs, including our core fixed-line, broadband and mobile services, as well as our value-added services, advanced voice services and commercial data transmission services. We have five regional offices from which approximately 100 employees supervise our marketing efforts to SMEs and our third-party sales force serving this sector. We also have begun to provide more extensive training to our employees and the employees of third-party sales agents. As of December 31, 2015, the principal distribution channels that we use to market our services to SMEs were:

•	approximately 100 “Oi” exclusive agents with approximately 800 door-to-door sales consultants that are dedicated to understanding and addressing the communications needs of our existing and prospective SME customers.

•	our telemarketing sales channel, which consists of three agents that use approximately 350 sales representatives that are specifically trained to discuss the business needs of our prospective SME customers to make sales calls, as well as representatives in our call center and representatives at call centers under contract with us to receive calls from existing and prospective SME customers to sell services to new customers and promote higher-value and additional services to existing customers. In addition, our telemarketing channel utilizes approximately 300 customer retention representatives.

We market our entire range of services to corporate customers through our own direct sales force which meets with current and prospective corporate customers to discuss the business needs of these enterprises and design solutions intended to address their communications needs. Our client service model focuses on post-sale service and we regularly discuss service needs and improvements through calls and meetings with our customers. As of December 31, 2015, our corporate sales team, including post-sale service personnel, was composed of approximately 1,250 employees operating in six regional offices.

Billing and Collection

Residential Services

We send each of our Residential Services customers a monthly bill covering all the services provided during the prior monthly period. Customers are grouped in billing cycles based on the date their bills are issued. Each bill separately itemizes service packages, local calls, long-distance calls, calls terminating on a mobile network, toll-free services and other services such as call waiting, voicemail and call forwarding. We have agreements with several banks for the receipt and processing of payments from our Residential Services customers. A variety of businesses, such as lottery houses, drugstores and grocery stores, accept payments from our Residential Services customers as agents for these banks.

We are required to include in our monthly Residential Services bills charges incurred by our customers for long-distance services provided by other long-distance service providers upon the request of these providers. We have billing agreements with each long-distance telecommunications service provider that interconnects with our networks under which we bill our customers for any long-distance calls originated on our network that are carried by another long-distance service provider and transfer the balance to the relevant provider after deducting any access fees due for the use of our network.

Payments of Residential Services bills are due within an average of 15 days after the billing date. We charge late-payment interest at a rate of 1% per month plus a one-time late charge of 2% of the amount outstanding.

ANATEL regulations permit us to restrict outgoing calls made by a Residential Services customer when the customer’s account is more than 31 days past due, restrict incoming calls received by a Residential Services customer when the customer’s account is more than 61 days past due, and disconnect a Residential Services customer when the customer’s account is more than 91 days past due, provided in each case that 15-days’ prior notice has been given to that customer prior to the imposition of each restriction. The disconnection process thus comprises several stages, including customer notification regarding the referral of their delinquency to credit bureaus, before the Residential Services customer may be ultimately disconnected due to non-payment. Notices range from voice messages to active calls for negotiation with the customer. Our collection system enables us to access delinquent subscribers’ accounts according to their payment profile. This profile takes into consideration, among other things, the length of subscription, the outstanding balance of the account and the longest payment delays.

Personal Mobility Services

We bill our post-paid Personal Mobility Services customers on a monthly basis and itemize charges in the same manner as we bill our Residential Services customers. In addition, the monthly bills also provide details regarding minutes used and roaming charges. Payments are due within an average of 15 days after the billing date. We charge late-payment interest at a rate of 1% per month plus a one-time late charge of 2% of the amount outstanding. As with our Residential Services business, we have agreements with several banks for the receipt and processing of payments from our post-paid Personal Mobility Services customers. A variety of businesses, such as lottery houses, drugstores and grocery stores, accept payments from our post-paid Personal Mobility Services customers as agents for these banks.

ANATEL regulations permit us to partially suspend services to a post-paid Personal Mobility Services customer when the customer’s account is more than 15 days past due, restrict all incoming calls received and outgoing calls made by a post-paid Personal Mobility Services customer when the customer’s account is more than 45 days past due, and cancel services to a post-paid Personal Mobility Services customer when the customer’s account is more than 90 days past due, provided in each case that 15-days’ prior notice has been given to that customer prior to the imposition of each restriction. The cancellation process thus comprises several stages, including customer notification regarding the referral of their delinquency to credit bureaus, before services to the post-paid Personal Mobility Services customer may be ultimately cancelled due to non-payment. Notices range from text messages to active calls for negotiation with the customer. Our collection system enables us to access delinquent subscribers’ accounts according to their payment profile. This profile takes into consideration, among other things, the length of subscription, the outstanding balance of the account and the longest payment delays. We have also implemented an information tool to assist with account management that is designed to warn subscribers of high outstanding amounts due and unpaid.

Customers of our pre-paid Personal Mobility Services can only use a paid service if they have enough active credits in their accounts to do so. In order to acquire credits, customers must recharge their SIM cards in one of our many points of sales. Services are charged directly from the customer´s accounts and are free of bad-debt risk.

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

Voice and data signals that originate through fixed-line access points are routed through Multi-service Access Nodes, or MSANs, to our aggregation networks, or are rerouted to our aggregation networks through Digital Subscriber Line Access Multiplexer, or DSLAM, equipment which split the voice signal from the digital signal which is transmitted using ADSL or VDSL technology. We are engaged in a long-term program to update our MSAN equipment to DSLAM equipment as demand for data services increases. As of December 31, 2015, approximately 90% of our fixed-line network had been updated to support ADSL2+ or VDSL2 and we provided ADSL or VDSL2 services in 4,476 municipalities.

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

For our non-residential customers, we have a fully integrated and managed network providing access for networks based on internet protocol, or IP, and Asynchronous Transfer Mode, or ATM, protocol over legacy copper wire through which are able to provide:

•	symmetric and transparent access to Frame Relay services at speeds from 64 kbps to 1.5 Mbps;

•	symmetrical access with PPP (Point to Point) for the Internet connection services at speeds from 64 kbps to 1.5 Mbps; and

•	symmetrical access with PPP (Point to Point) to provide connection services for virtual private networks, or VPNs, through Multiprotocol Label Switching, or MPLS, protocol at speeds from 64 kbps to 1.5 Mbps.

The following table sets forth selected information about our fixed-line networks as of the dates and for the periods indicated.

	As of and For Year Ended December 31,
	2015	2014	2013

Installed access lines (in millions)	27.5	28.0	28.3
Access lines in service (in millions)	14.9	16.3	17.7
Public telephones in service (in thousands)	651.7	653.3	655.6
Broadband access lines in service (in millions)	5.9	6.1	6.1

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

As of December 31, 2015, our 2G mobile access networks, consisting of 13,777 active radio base stations, covered 3,386 municipalities, or 93% of the urban population of Brazil. We have GPRS coverage in 100% of the localities covered and EDGE coverage in all state capitals.

As of December 31, 2015, our 3G mobile access networks, consisting of 9,265 active radio base stations, covered 1,288 municipalities, or 79% of the urban population of Brazil. We have HSPA coverage in all state capitals.

As of December 31, 2015, our 4G access networks, consisting of 5,213 active radio base stations, covered 133 municipalities, or 51% of the urban population of Brazil.

In addition to these mobile access networks, we also operate Wi-Fi hotspots in public areas such as coffee shops, airports and shopping centers. Since 2012, we have provided outdoor urban wireless networks, including in the neighborhoods of Copacabana and Ipanema in the city of Rio de Janeiro. As of December 31, 2015, our Wi-Fi network consisted of over two million hotspots, with broadband access compatible with over two million access points provided by Fon Wireless Ltd., or Fon, which allows our customers to access Fon lines worldwide.

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

In response to changing customer needs, we converted elements of our network that use ATM and SDH protocols, that permit us to offer dedicated bandwidth to our customers, to MPLS protocol, which supports IP and permits the creation of VPNs through our MetroEthernet networks.

We have begun to use MPLS-TP capable devices that have been designed to interface with our existing Metro Ethernet Network to increase the bandwidth of our networks to support our 4G network data traffic and replace our legacy SDH networks.

Transportation Networks

We have a nationwide long-distance backbone, consisting of an optical fiber network that connects the Federal District and all state capitals in Brazil. This fiber network supports high capacity Dense Wavelength Division Multiplex, or DWDM, systems that can operate with up to 80 channels at 10 and 40 Gbps. In 2015, we completed the implementation of a new Optical Transport Network/DWDM, or OTN/DWDM network, with 100 Gbps links that connect 11 capitals, including São Paulo, Rio de Janeiro, Brasília and Belo Horizonte. This new OTN/DWDM network spreads over approximately 30,000 km of optical cables. Our optical network is complemented by microwave links to reach smaller cities and towns.

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

Satellite Network

We have deployed an expanded range of satellite-based services to comply with our public service obligations to the rural and remote areas of Brazil, including the Amazon rainforest region. These satellite services include internet access and access to corporate data applications. As of December 31, 2015, our satellite network covered approximately 5,165 localities in 26 states and the Federal District and provided voice and data services.

In 2000, we began the implementation of the land-based segment of our respective satellite networks in order to extend transmission to remote areas in the states of Acre, Paraná, Rondônia, Rio Grande do Sul, Santa Catarina, Pará, Amazonas, Amapá and Roraima, as well as to other areas with limited access to telecommunications services due to geographical conditions, such as Mato Grosso, Mato Grosso do Sul, Goiás and Tocantins. The satellite network comprises satellite earth stations located in less-populated rural areas, as well as hub stations in the cities of Brasília, Manaus, Boa Vista, Macapá, Belém, Santarém, Marabá, Rio de Janeiro and Porto Velho. These satellite networks use digital technology and began operating in August 2000. The fiber optic and satellite backbones are interconnected in Brasília, Belém, Manaus, Rio de Janeiro and Porto Velho. The integration of the land-based segment of our satellite network allows us to provide fixed-line and mobile voice service to our subscribers in any location in our fixed-line service areas.

Hispamar Satellite S.A., or Hispamar, a Spanish-Brazilian consortium created in November 1999 by Hispasat (the leading satellite telecommunications provider in the Iberian Peninsula), and our company operates the Amazonas 2 and Amazonas 3 satellites, which were manufactured by Astrium (EADS Space Company). In December 2002, we entered into an agreement with Hispasat that granted and transferred to Hispamar the rights to exploit geostationary orbital position 61 degrees west, and we acquired a minority equity stake in Hispamar.

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

The Amazonas 3 satellite was launched and commenced commercial operations in early 2013. The Amazonas 3 satellite was manufactured by Space Systems/Loral and launched into geostationary orbit of 61 degrees West. This satellite provides both C and KU band transponders, with an expected useful life of 15 years. The Amazonas 3 satellite is owned by Hispamar, a subsidiary of Hispasat, which operates and leases the transponder’s entire space segment on this satellite.

We lease transponders from:

•	Hispamar with 754 MHz of capacity, in the C band, on the Amazonas 3 satellite and 540 MHz of capacity in the C band on the Amazonas 2 satellite to provide voice and data services through 653 remote switches covering 390 municipalities;

•	Hispamar with 98.3 Mhz of capacity, in the KU band, on the Amazonas 3 satellite and 576 Mhz of capacity in the KU band on the Amazonas 2 satellite to provide voice and data services to approximately 3,028 localities; and

•	Intelsat Satellite with 68 MHz of capacity, in the C band, on the IS-905 satellite to transport voice and data signals from Macapá to Rio de Janeiro and Boa Vista to Rio de Janeiro.

As part of our goal to maximize investments and allocate resources to certain strategic developments, in 2015 we focused on the expansion of our backbone infrastructure. We now service more areas through our fixed line infrastructure, which reduced the number of satellites needed to comply with our public service obligations. As a result, we terminated leases and operations for the following satellites:

•	Intelsat Satellite with 122 MHz of capacity, in the C band, on the IS-805 satellite and 648 MHz of capacity in the C band on the IS 10-02 satellite to transport voice and data signals from Manaus to Rio de Janeiro; and

•	SES New Skies with 108 MHz of capacity, in the KU band, on the SES-4 satellite to provide voice and data services throughout Brazil.

DTH Network

We historically provide our DTH services through a satellite uplink located in Lurin, Peru which receives, encodes and transmits the television signals to satellite transponders. We lease these facilities and license the related technology from a subsidiary of Telefónica. We lease transponders for the delivery of these television signals to our subscribers from Telefónica. We have leased 216 Mhz of capacity in the KU band on the Amazonas 3 satellite and 36 Mhz of capacity in the KU band on the Amazonas 2 satellite to provide DTH services.

In December 2013, we started providing DTH services through our own head-end located in Rio de Janeiro, Alvorada - Barra da Tijuca, which receives, encodes and transmits television signals for satellite transponders. We lease transponders for the delivery of these television signals to our subscribers from SES New Skies. We have leased 1.5 GHz of capacity in the KU-band, on the SES-6 satellite to provide DTH services throughout Brazil.

Our customers lease satellite dishes and set-top boxes from us as part of their subscriptions to our Oi TV services.

IP TV Network

We offer IP TV services in the cities of Rio de Janeiro and Belo Horizonte through our FTTH network. For customers who have the IP TV service, we also offer OTT services, which provide customers with access to different content on different devices (mobile phones, tablets and computers).

Fixed-Line and Mobile Tower Leases

In December 2012, we entered into an operating lease agreement with Sumbe to lease space to install our equipment on 1,200 communications towers and rooftop antennae of Sumbe. The monthly payments under this operating lease agreement reflect a base rental amount specified in the agreement, adjusted annually by the positive variation of IPCA. This operating lease has a 15-year term and is automatically renewable for successive 12-month periods unless any party to the agreement provides 60-day prior written notice terminating such renewal.

In April 2013, we entered into an operating lease agreement with São Paulo Cinco Locação de Torres Ltda. to lease space to install our equipment on 2,113 fixed-line communications towers of São Paulo Cinco Locação de Torres Ltda. The monthly payments under this operating lease agreement reflect a base rental amount specified in the agreement, adjusted annually by the positive variation of IPCA. This operating lease has a 20-year term that commenced upon completion of the assignment of the right to lease space and install equipment on the fixed-line communication towers, and is renewable for another 20 years.

In April 2013, we entered into an operating lease agreement with BR Towers SPE 3 S.A. to lease space to install our equipment on 2,113 fixed-line communications towers of with BR Towers SPE 3 S.A. The monthly payments under this operating lease agreement reflect a base rental amount specified in the agreement, adjusted annually by the positive variation of IPCA. This operating lease has a 20-year term that commenced upon completion of the assignment of the right to lease space and install equipment on the fixed-line communication towers, and is renewable for another 20 years.

In July 2013, we entered into an operating lease agreement with SBA Torres Brasil Ltda. to lease space to install our equipment on 2,113 fixed-line communications towers of São Paulo Cinco Locação de Torres Ltda. The monthly payments under this operating lease agreement reflect a base rental amount specified in the agreement, adjusted annually by the positive variation of IPCA. This operating lease has a 20-year term that commenced upon completion of the assignment of the right to lease space and install equipment on the fixed-line communication towers, and is renewable for another 20 years.

In December 2013, we entered into an operating lease agreement with Caryopoceae to lease space to install our equipment on 2,007 communications towers and rooftop antennae of Caryopoceae. The monthly payments under this operating lease agreement reflect a base rental amount specified in the agreement, adjusted annually during the first seven years of the lease by the greater of 6.5% or the positive variation of IPCA, and adjusted annually thereafter by the positive variation of IPCA. This operating lease has a 15-year term and is automatically renewable for successive 60-month periods unless any party to the agreement provides 60-day prior written notice terminating such renewal.

In June 2014, we entered into an operating lease agreement with Tupã Torres to lease space to install our equipment on 1,641 communications towers and rooftop antennae of Tupã Torres. The monthly payments under this operating lease agreement reflect a base rental amount specified in the agreement, adjusted annually during the first seven years of the lease by the greater of 6.5% or the positive variation of IPCA, and adjusted annually thereafter by the positive variation of IPCA. This operating lease has a 15-year term and is automatically renewable for successive 60-month periods unless any party to the agreement provides 60-day prior written notice terminating such renewal.

Infrastructure Sharing Agreements

2G and 3G Networks

In April 2014, we and TIM entered into a memorandum of understanding under which we agreed to the joint construction, implementation and reciprocal assignment of elements of our respective 2G and 3G network infrastructure.

4G Network

We currently are party to two Radio Access Network, or RAN, sharing agreements with other operators. RAN sharing enables operators to share the same physical network, each using its own frequency spectrum resources, thus reducing the deployment costs in proportion to each operator’s respective coverage requirements while maintaining all of the characteristics of an individual network with respect to our customers. RAN sharing makes use of 3GPP standard features, permitting full technical support. As a result, RAN sharing agreements allow us to reduce operating expenses and capital expenditures, a key priority of the Transformation Plan.

In November 2012, we entered into a memorandum of understanding with TIM under which we agreed to the joint use of elements of our 4G network under a RAN sharing model pursuant to which we have invested in (and provided TIM with access to) infrastructure in certain cities, while TIM has invested in (and provided us with access to) infrastructure in other cities. In late 2013, we and TIM extended this memorandum of understanding to additional cities and revised certain obligations of each party under the memorandum of understanding, which we refer to as the 2013 RAN Sharing Agreement. The 2013 RAN Sharing Agreement has a term of 15 years. Under the 2013 RAN Sharing Agreement, we offer 4G technology to over 80% of urban areas in all Brazilian capital cities and cities with over 500,000 inhabitants. In 2015, we expanded the 2013 RAN Sharing Arrangement with TIM to cities with over 200,000 inhabitants, approximately 133 municipalities covered by 4G technology, and we began a RAN sharing arrangement with Vivo in five municipalities, which we expect to expand during 2016 and succeeding years.

In June 2015, we entered into a memorandum of understanding under which we agreed to the joint use of elements of the 4G network under a RAN sharing model pursuant to which Oi, TIM, and Vivo agreed to invest proportionally (50% Vivo, 25% Oi and 25% TIM) in sites in certain cities based on each operators’ respective coverage obligations, which we refer to as the 2015 RAN Sharing Agreement. The 2015 RAN Sharing Agreement has a term of 12 years. In early 2016, ANATEL required the inclusion of additional clauses in the agreement allowing an additional operator to be added. This agreement covers 32 cities in 2015, 150 cities in 2016 and 525 cities in 2017.

Network Maintenance

Our external plant and equipment maintenance, installation and network servicing are performed by third-party service providers. We employ our own team of technicians for the maintenance of our internal plant and equipment.

In January 2012, we entered into a services agreement with Telemont for installation, operation, and corrective and preventive maintenance in connection with our external plant and associated equipment, public telephones, and fiber optic and data communication networks (including broadband access services) in the State of Rio de Janeiro. In October 2012, we entered into a services agreement with Telemont for installation, operation, and corrective and preventive maintenance in connection with our external plant and associated equipment, public telephones, and fiber optic and data communication networks (including broadband access services) in the States of Minas Gerais, Espírito Santo, Mato Grosso, Mato Grosso do Sul, Tocantins, Acre, Rondônia and Goiás and the Federal District. The total estimated payments during the five-year terms of these contracts are expected to be R$6.6 billion. In October 2015, we acquired all of the operations of Telemont related to our installation, operation, and corrective and preventive maintenance services in connection with our external plant and associated equipment, public telephones, and fiber optic and data communication networks (including broadband access services) in the State of Rio de Janeiro.

In October 2012, we entered into a services agreement with A.R.M. Engenharia for installation, operation and corrective and preventive maintenance in connection with our external plant and associated equipment, public telephones, and fiber optic and data communication networks (including broadband access services) in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas, Sergipe, Bahia, Amazonas, Roraima, Pará, Amapá, Paraná and Santa Catarina. The total estimated payments under this contract are R$6.3 billion during the five-year term of this contract. In April and May 2016, we acquired A.R.M. Engenharia’s operations in the States of Rio Grande do Sul, Santa Catarina and Paraná, and we are managing those operations. Also in May 2016, we entered into an agreement with the shareholders of A.R.M. Engenharia to acquire the totality of the shares issued by ARM Engenharia. The completion of the transaction is subject to customary conditions precedent, including the completion of financial and legal due diligence and approval by the Administrative Council for Economic Defense.

In May 2013 and June 2013, we internalized our installation, operations, and corrective and preventive maintenance services in connection with our fixed-line telecommunications services, mobile telecommunications services, data transmission services (including broadband access services), satellite services, buildings, access ways and towers. These services had previously been provided by Nokia Solutions and Alcatel-Lucent Brasil S.A.

Through our wholly-owned subsidiary, Serede, we perform installation, operation, and corrective and preventive maintenance services in connection with our external plant and associated equipment, public telephones, and fiber optic and data communication networks (including broadband access services) in the States of Rio de Janeiro and Rio Grande do Sul.

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

Residential Services

We are the leading provider of residential services in Regions I and II of Brazil with 14.9 million fixed lines in service (including the number fixed lines provided to our SME and Corporate Services customers) as of December 31, 2015. Based on information available from ANATEL, as of December 31, 2015, we had a market share of 56.4% of the total fixed lines in service in Region I (including the number fixed lines provided to our SME and Corporate Services customers) and a market share of 52.9% of the total fixed lines in service in Region II (including the number fixed lines provided to our SME and Corporate Services customers). Our principal competitors for fixed-

line services are (1) Embratel, which had a market share of 25.3% of the total fixed lines in service in Region I and a market share of 18.4% of the total fixed lines in service in Region II as of December 31, 2015, based on information available from ANATEL, and (2) GVT, which had a market share of 9.9% of the total fixed lines in service in Region I and a market share of 23.4% of the total fixed lines in service in Region II as of December 31, 2015, based on information available from ANATEL.

We face competition from other telecommunications services providers, particularly from mobile telecommunications services providers, which has led to traffic migration from fixed-line traffic to mobile traffic and the substitution of mobile services in place of fixed-line services, encouraged by the prevalence of all-net packages and offers of aggressively-priced packages from some mobile telecommunications service providers. The decrease in interconnection rates has discouraged the construction of new fixed-line networks. In addition, the decrease in interconnection rates has led to decreases in market prices for telecommunications services by enabling telecommunications service providers that use the local fixed-line networks of incumbent fixed-line providers, such as our company, to offer lower prices to their customers. We and other companies have combatted this trend by offering subscriptions with unlimited calling privileges at the same or similar prices to mitigate the pricing pressure. Finally, our competitors have begun competing in the consumer market with bundles or services targeted to the needs of lower income customers.

Mobile

We expect to continue to face competition from mobile services providers, which represent the main source of competition in our Residential Services business. As of December 31, 2015, there were 129.3 million mobile subscribers (including our mobile customers) in Region I, an 8.9% decrease over December 31, 2014, and there were 64.0 million mobile subscribers (including our mobile customers) in Region II, a 9.6% decrease over December 31, 2014, based on information available from ANATEL. In addition, due to the proliferation of all-net service plans, particularly for mobile services, which offer unlimited long-distance calls and data combination plans, we believe that we may be vulnerable to traffic migration as customers with both fixed-line and mobile telephones use their mobile devices to make calls to other mobile subscribers.

Fixed Line

Embratel provides local fixed-line services to residential customers through the cable network owned by its subsidiary Net in the portions of Regions I and II where Net provides cable television service. As a result, Net is able to offer cable television, broadband and telephone services as a bundle at a very competitive price. We also expect competition from Embratel to increase in certain cities in our service areas where the volume of demand is attractive.

We also compete in the State of São Paulo with Telefônica Brasil, which is the incumbent fixed-line service provider in the State of São Paulo. Telefônica Brasil has been increasing its competitive activities in Regions I and II, expanding its fiber optic network in high-income residential areas and increasing its services to low- and medium-size businesses. We expect competition from Telefônica Brasil to increase in certain cities in our service areas where the volume of demand is attractive.

Competition from long-distance fixed-line service providers has decreased as a result of recent reductions in interconnections tariffs. The proliferation of all-net plans by fixed-line and mobile services providers that include free minutes for calls to subscribers of any operator have and may continue to adversely impact our revenues from fixed-line long-distance calls if our fixed-line customers choose to migrate to mobile services for long-distance communications and/or cancel their fixed-line services. Moreover, new technologies that serve as alternatives to traditional long-distance telephone calls, such as VoIP and instant internet messaging, have captured part of Brazil’s long-distance traffic.

Broadband

Cable television providers that offer broadband services, particularly Net and Telefônica Brasil, represent our principal competition in the broadband market. Both Embratel and Telefônica Brasil offer broadband services at higher speeds than our offerings, and they offer integrated packages, consisting of subscription television, broadband and voice telephone services to cable television subscribers who, in general, have more purchasing power than other consumers. Net and Telefônica Brasil offer strong competition for fixed broadband services in municipalities that have the highest concentration of purchasing power.

In addition, we compete in our service areas with smaller companies that have been authorized by ANATEL to provide fixed-line services, such as voice and broadband. Although regional broadband service providers do not have the same national footprint as national operators, they have established networks in the regions in which they operate and often have a market share of 20-30% of broadband customers.

Pay-TV

In Brazil, the high quality programming of television broadcasters has resulted in aggregate ratings for these broadcasters of approximately 60% of viewers and has limited the perceived value of subscription television. As a result, the subscription television market in Brazil has a low penetration compared to developed countries and even to other South American countries such as Argentina, Chile and Mexico. Penetration rates by subscription television have grown from approximately 8% of Brazilian households in 2005 to approximately 32% in 2015. According to information available from ANATEL, the Brazilian subscription television market decreased by 2.1% to 19.1 million subscribers as of December 31, 2015 from 19.5 million subscribers as of December 31, 2014.

The primary providers of subscription television services in the regions in which we provide Residential Services are SKY, which provides DTH services, and América Móvil, which provides DTH service through Embratel under the “Claro TV” brand and provides subscription television services using coaxial cable through Net. We offer DTH subscription television services throughout the regions in which we provide Residential Services.

We deliver Oi TV through our fiber optic network using an internet protocol, or IP TV, in the cities of Rio de Janeiro and Belo Horizonte, respectively.

Personal Mobility Services

The mobile telecommunications services market in Brazil is characterized by intense competition among providers of mobile telecommunications services. We compete primarily with Telefônica Brasil, which markets its mobile services under the brand name “Vivo,” TIM and Claro, each of which provides services throughout Brazil.

As of December 31, 2015, based on information available from ANATEL (which includes SME and Corporate Services subscribers), we had a market share of 18.6% of the total number of mobile subscribers in Brazil, ranking behind Telefônica Brasil with 28.4%, TIM with 25.7% and Claro with 25.6%. As of December 31, 2015, based on information available from ANATEL, the competitive landscape for mobile services was as follows: in Region I, we had a market share of 24.3% of the total number of mobile subscribers, ahead of Telefônica Brasil and behind TIM with 25.1% and Claro with 24.7%; in Region II, we had a market share of 14.4% of the total number of mobile subscribers, ranking behind Telefônica Brasil with 32.0%, TIM with 26.8% and Claro with 26.7%; and in Region III, we had a market share of 12.2% of the total number of mobile subscribers, ranking behind Telefônica Brasil with 33.1%, Claro with 26.1% and TIM with 25.7%.

Competition in Mobile Voice and Data Communications Services

Competitive efforts in the pre-paid and post-paid personal mobility services market generally take the form of traffic subsidies and aggressive discounts on data packages. We no longer offer handset subsidies (with the exception of the Oi Pontos program, which provides credit to existing post-paid customers to be used on the purchase of a new mobile device), but we do compete on the basis of traffic subsidies, all-net plans that eliminate the community effect of traditional telecommunications services in Brazil and discounts on data packages. The aggressiveness of promotions is generally driven by the desire of the operator offering the promotion to increase market share; however, these promotions generally are for a short duration as the pricing terms offered are not sustainable over the long term.

Studies of telecommunications consumption habits in Brazil show that, given budget restrictions caused by the macroeconomic situation, users have shifted away from owning a SIM card from each of the operators (in response to traditional on-net plans that offer substantial discounts for calls to the same operator) and have begun to consolidate telecommunications services on a the SIM card that offers the best data package. This trend will result in a decline in the overall customer base for pre-paid services, which will require operators to offer increasingly comprehensive data packages at aggressive discounts in order to maintain and potentially increase their customer bases.

Our launches of the Oi Mais, Oi Mais Controle and Oi Livre portfolios have kept us on the forefront of competition in the mobile services market. We believe our innovative flat rate pricing, all-net model for voice services and text messaging, and robust data packages at competitive rates enable us to satisfy the growing customer demand for simpler product offerings and greater access to data.

In addition, we believe that in the medium-term, personal mobility service providers in Brazil will experience increasing competition from OTT providers, as customers shift from mobile voice and SMS communications to internet-based voice and data communications through computers and smartphone or tablet applications such as WhatsApp, Viber and Skype. Since November 2011, we have deployed a network of Wi-Fi hotspots, which is composed of sub networks that are accessible from (1) indoor public and commercial sites, such as coffee shops, airports and shopping centers, (2) outdoor public spaces and (3) residential access points of our fixed-line customers that share access points in association with Fon. As of December 31, 2015, our Wi-Fi network consisted of over two million hotspots, with broadband access compatible with over two million access points provided by Fon, which allows our customers to access Fon lines worldwide. Our data customers (both mobile and fixed) have unlimited access to our Wi-Fi hotspots, extending our mobile coverage and improving customer experience.

Competition in Mobile Data Only Services

Studies of telecommunications consumption habits in Brazil show that users are demanding more data for use in social networking sites and smartphone applications such as WhatsApp. This shift from voice to data consumption affects our Personal Mobility Services business in two ways: (1) it enables customers to use data to communicate with anyone anywhere in the world via internet instant messaging systems available on smartphone applications such as WhatsApp, and (2) it enables consumers to use data to call anyone anywhere in the world using the VoiP capabilities available in such smartphone applications.

Following a study of the telecommunications consumption habits in Brazil, in November 2015 we launched our Oi Livre portfolio, a set of innovative offerings with significant increase in data allowances and a flat fee for all-net calls (with the exception of Oi Livre Por Dia) to customers of any operator in Brazil. This initiative changes the mobile service market in Brazil and the manner in which our customers communicate, disrupting the original pre-paid model in which customers acquired SIM cards from different operators and used the respective SIM for on-net calls with that particular operator in an effort to avoid paying high rates for off-net calls.

In the post-paid mobile data communications market, our primary competitors are Telefônica Brasil, Claro and TIM. As of December 31, 2015, based on information available from ANATEL, which includes SME and Corporate Services subscribers, we had a market share of 11.9% of the total number of post-paid mobile data subscribers in Brazil (including hybrid data plan subscribers), ranking behind Telefônica Brasil with 42.4%, Claro with 22.7% and TIM with 18.5%. We believe that our most direct competitor in this market is TIM, whose customer acquisition and retention strategy of offering traffic subsidies, all-net plans and aggressive discounts on data packages most closely resembles ours. On the other hand, Vivo and Claro, whose prices are typically higher than those of the other mobile data service providers in the market, primarily focus on the high-end consumer market.

In the pre-paid mobile data communications market, our primary competitors are also Telefônica Brasil, Claro and TIM. As of December 31, 2015, based on information available from ANATEL, which includes SME and Corporate Services subscribers, we had a market share of 21.3% of the total number of pre-paid mobile data subscribers in Brazil, ranking behind Telefônica Brasil with 22.9%, Claro with 26.7% and TIM with 28.5%. As in the post-paid mobile data communications market, we believe that our most direct competitor in the pre-paid mobile data communications market is TIM, who offer plans similar to Oi Livre.

Competition in Mobile Long-Distance Services

Recent reductions in the interconnections rates for Regions I, II and III have resulted in lower costs for long-distance services, both to us and to our customers. As a result, we and TIM have introduced “all-net” voice and messaging plans that allow customers to call anywhere in Brazil for a flat rate. Nearly all the plans in our recently launched Oi Mais, Oi Mais Controle and Oi Livre portfolios offer all-net calling and text messaging services, which capitalized on the reductions in interconnection rates and simplified our portfolios, thereby eliminating the community effect. We believe that the introduction of all-net plans, coupled with more robust and data packages that allow consumers to use smartphones applications more freely, have substantially reduced competition in the mobile long-distance services market.

SME and Corporate Services

The competition risks relating to the fixed-line and mobile services we provide to our SME customers are similar to those relating to the fixed-line and mobile services we provide to our residential and personal mobility customers. The competition risks relating to the fixed-line and mobile services we provide to our corporate customers are also similar.

In recent years, there has been a shift among SME and corporate services providers toward value-added services. With the exception of the Oi Mais Empresas app and web service, our value-added products and services for the SME segment are substantially similar to those offered by our competitors, and we rely on client service and customer satisfaction to maintain existing customers and attract new customers. Our principal competitors for both core and value-added services for SME and corporate customers are Embratel, Telefônica Brasil and TIM, as well as smaller niche companies.

The Brazilian recession has had a significant negative effect on our operating revenue and margins as SMEs generally, including our customers, have reduced the size of their businesses and in some cases ceased operations. In addition, a number of our Corporate customers have reduced their telecommunications spending as part of their overall cost-cutting efforts.

Concessions, Authorizations and Licenses

Under the General Telecommunications Law and ANATEL regulations, the right to provide telecommunications services is granted either through a concession under the public regime or an authorization under the private regime. For additional details regarding the rights and obligations of service providers operating under the public regime and the private regime, see “—Telecommunication Regulations—Regulation of the Brazilian Telecommunications Industry— Concessions and Authorizations.” We operate under:

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

Fixed-Line and Domestic Long-Distance Services Concession Agreements

We have entered into concession agreements with ANATEL that govern our concessions to provide (1) fixed-line services in the Federal District and each of the states of Regions I and II and (2) domestic long-distance services originating from the Federal District and each of the states of Regions I and II. Each of our fixed-line and domestic long-distance concession agreements:

•	expires on December 31, 2025;

•	sets forth the parameters that govern adjustments to our rates for fixed-line services;

•	requires us to comply with the network expansion obligations set forth in the General Plan on Universal Service Goals;

•	requires us to implement electronic billing systems;

•	sets forth the conditions under which ANATEL may access information from us; and

•	requires us to pay fines for systemic service interruptions.

In addition to the above, each of our concession agreements for fixed-line services requires us to comply with certain quality of service obligations set forth in these concession agreements as well as the quality of service obligations set forth in the General Plan on Quality Goals.

Each of our fixed line concessions requires payment of biannual fees equal to 2.0% of our net operating revenue that is derived from the provision of local fixed-line services (excluding taxes and social contributions) during the immediately preceding year, while allowing us to apply the amount of such fees to finance the expanded service obligations created by the amended General Plan on Universal Service Goals in lieu of making payment to ANATEL. Similarly, each of our domestic long-distance concessions requires payment of biannual fees equal to 2.0% of our net operating revenue that is derived from the provision of domestic long-distance services (excluding taxes and social contributions) during the immediately preceding year.

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

On June 27, 2014, ANATEL opened a public comment period for the 2015 revision of the terms of our concession agreements. The comment period, which ended on December 26, 2014, was opened for comments on certain topics such as service universalization, rates and fees, among others. We submitted our comments during this period. Throughout 2015, ANATEL, the Brazilian Ministry of Communications and telecommunications service providers met regularly to discuss possible amendments to each of the concession agreements granted by ANATEL, including ours, and the implications of the developments and demands in the telecommunications sector in recent years. In September 2015, the Ministry of Communications created a working group, consisting of three members from each of ANATEL and the Ministry of Communications, to evaluate the status of the concessions and propose guidelines for the amendment of the concession agreements. In November 2015, the Ministry of Communications opened public consultation on the new regulatory framework for telecommunications. The Ministry of Communications has extended the deadline for contributions on multiple occasions. In April 2016, the Ministry of Communications, based on the working group’s findings, issued a decree addressing guidelines for the establishment of a new regulatory framework for telecommunications, which will be implemented by ANATEL through the conclusion of the concession amendments. The guidelines provide for, among other things, the expansion of broadband services (including in rural regions), the elimination of the reversibility of assets, and an extension of the term of our concessions, which are currently scheduled to expire in 2025. As a result of the publication of these guidelines, ANATEL requested a further postponement of the review of our concession agreements, which was granted. As a result of this extension, the review of our concession agreements is currently scheduled to occur by December 2016.

For more information regarding the regulation of our fixed-line services, the General Plan on Universal Service Goals and the General Plan on Quality Goals, see “—Telecommunications Regulation—Regulation of the Brazilian Telecommunications Industry— Regulation of Fixed-Line Services.”

2G Radio Frequency Licenses

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

These radio frequency licenses include network scope obligations. Under these obligations, we are currently required to provide:

•	4G service in all state capitals, municipalities with a population in excess of 200,000 and the Federal District;

•	voice services in the 450 MHz spectrum and data services at minimum upload speeds of 128 kbps and download speeds of 256 kbps and a minimum monthly allowance of 250 MB in 384 municipalities in the States of Goiás, Mato Grosso, Mato Grosso do Sul, Rio Grande do Sul and the Federal District;

•	unlimited data services at minimum upload speeds of 256 kbps and download speeds of 128 kbps to rural schools in 384 municipalities in the States of Goiás, Mato Grosso, Mato Grosso do Sul, Rio Grande do Sul and the Federal District; and

•	make our fixed-line network available to other telecommunications service providers to allow them to comply with their obligations under the General Plan on Universal Service Goals in 962 municipalities in the States of Goiás, Mato Grosso, Mato Grosso do Sul, Rio Grande do Sul and the Federal District.

In addition, we will be required to:

•	provide 4G service to all of the municipalities covered by these licenses with a population in excess of 100,000 by December 31, 2016;

•	provide 4G service to all of the municipalities covered by these licenses with a population between 30,000 and 100,000 by December 31, 2017;

•	provide 4G service to 30% of the municipalities covered by these licenses with a population less than 30,000 by December 31, 2017;

•	provide 4G service to 60% of the municipalities covered by these licenses with a population less than 30,000 by December 31, 2018;

•	provide 4G service to all of the municipalities covered by these licenses with a population less than 30,000 by December 31, 2019;

•	offer voice services in the 450 MHz spectrum and data services at minimum upload speeds of 256 kbps and download speeds of 1Mbps and a minimum monthly allowance of 500 MB in 962 in the States of Goiás, Mato Grosso, Mato Grosso do Sul, Rio Grande do Sul and the Federal District by December 31, 2017; and

•	provide unlimited data services at minimum upload speeds of 256 kbps and download speeds of 128 kbps to rural schools in 962 municipalities in the States of Goiás, Mato Grosso, Mato Grosso do Sul, Rio Grande do Sul and the Federal District by December 31, 2017.

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

Multimedia Communication Services Authorization Agreements

We have Multimedia Communication Services authorizations, which superseded our prior Telecommunications Network Transportation Services (Serviço de Rede de Transporte de Telecomunicações) authorizations, permitting us to provide high speed data service.

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

Term of Commitment to Adhere to National Broadband Plan

On June 30, 2011, we entered into a Term of Commitment (Termo de Compromisso) with ANATEL and the Ministry of Communications to formalize our voluntary commitment to adhere to the terms of the National Broadband Plan, created in May 2010 by Executive Decree No. 7,175/10 with the goal to make broadband access available at low cost, regardless of technology, throughout Brazil. Pursuant to the Term of Commitment, we are required to offer (1) broadband services with minimum upload and download capabilities to retail customers in certain sectors of Region I and II for a maximum price of R$35 per month (or R$29.90 in ICMS-exempt states), plus fees, and (2) access to our broadband infrastructure to certain wholesale customers, including small businesses and municipalities, in certain sectors of Region I and II for a maximum price of R$1,253 per 2 Mbps per month and a one-time installation fee, while observing all quality standards under ANATEL regulations. Both retail and wholesale services are subject to certain network capacity limits and need only be provided at the demand of the customer. Pursuant to the Term of Commitment, we have offered the required services to all eligible retail and wholesale customers since the date of its execution and have gradually increased the capacities offered to wholesale customers since November 2011. We have been obligated to provide the maximum capacities established by the Term of Commitment to eligible wholesale customers since June 30, 2015. In addition, the Term of Commitment requires that we:

•	provide one public internet access point for the first 20,000 inhabitants and one additional access point for each subsequent 10,000 inhabitants, with a limit of six access points, at a speed of 2 Mbps, in each municipality that has only satellite service, free of charge and upon demand of such municipality;

•	adequately advertise the services contemplated by the Term of Commitment and present to the Ministry of Communications semi-annual reports detailing our marketing efforts; and

•	make our best efforts to offer broadband services to retail customers at speeds of up to 5 Mbps, reaching the largest possible number of municipalities.

The Term of Commitment will expire on December 31, 2016.

Subscription Television Authorization Agreement

In November 2008, we entered into an authorization agreement with ANATEL that governs our use of satellite technology to provide DTH satellite television services throughout Brazil. The authorization agreement permits us to provide DTH satellite television services for 15 years and is renewable for an additional 15-year term in exchange for a fee to be agreed upon between us and ANATEL.

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

Since 2009, we have executed cooperation agreements with the following national research centers: Technological Projects, Research and Studies Coordination Foundation (Fundação Coordenação de Projetos, Pesquisas e Estudos Tecnológicos – COPPETEC), Telecommunications Research and Development Foundation (Fundação Centro de Pesquisa e Desenvolvimento em Telecomunicações - CPqD),

and PUC-RJ. We have also executed cooperation agreements with Brazilian national telecommunications suppliers which develop technology in Brazil, such as Nokia AsGa S.A., Digitel S.A. – Indústria Eletrônica and Padtec S.A. Since 2009, we have signed more than 10 such cooperation agreements.

In order to achieve our goals on innovation investments, in 2015, we intensified the process for the exploration of innovative services and activities concerning innovation, research and development to promote our innovation ecosystem.

Our investments in innovation, research and development totaled R$20 million in 2015, R$16 million in 2014 and R$13 million in 2013.

Property, Plant and Equipment in Brazil

Our principal Brazilian properties, owned and leased, are located in Regions I and II. As of December 31, 2015, the net book value of our property, plant and equipment in Brazil was R$25,817 million. Our main equipment in Brazil consists of transmission equipment, trunking and switching stations (including local, tandem and transit telephone exchanges), metallic and fiber-optic cable networks and lines, underground ducts, posts and towers, data communication equipment, network systems and infrastructure (including alternating and direct current supply equipment) and motor-generator groups.

As of December 31, 2015, of the net book value of our property, plant and equipment in Brazil, transmission and other equipment represented 52.2%; infrastructure, primarily underground ducts, post and towers, cables and lines represented 22.7%; automatic switching equipment represented 7.8%; buildings represented 7.2%; work in progress represented 6.4%; and other fixed assets represented 3.8%.

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

Intellectual Property

We believe the trademarks that identify us and our Brazilian businesses are important for us, and as a result, we have taken steps to protect them before the Brazilian Patent and Trademark Office (Instituto Nacional de Propriedade Industrial), or BPTO. As of December 31, 2015, we had 1,126 trademarks registered by the BPTO and 684 pending trademark applications. Our main trademark used in Brazil, “Oi,” is registered by the BPTO in several classes, which allows us to use this trademark in a variety of markets in which we operate, including in connection with our fixed-line, mobile and broadband services. Among the various registered trademarks 36 are being contested by third parties. In addition, 173 of our pending trademark applications have been challenged by third parties.

As of December 31, 2015, we had 1,239 domain names registered by the Center of Information and Coordination of Dot Br –NIC. Br, the agency responsible for registering domain names in Brazil. The information included on our websites or that might be accessed through our websites is not included in this annual report and is not incorporated into this annual report by reference.

As of December 31, 2015, the BPTO had granted 12 patents, utility models or industrial designs in the name of our company. We had also filed 18 patent applications, which are currently being examined by the BPTO. Requests for technical examination have been submitted to the BPTO for all of these pending patent applications. Once the examination is concluded, BPTO will issue an official decision accepting or rejecting the application, which will be published in the Official Gazette. If granted, the patent will be enforced for 20 years beginning from filing date.

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

Social Responsibility

In 2001, we created Oi Futuro, a corporate social responsibility institute that has been designated a Public Interest Organization (Organização da Sociedade Civil de Interesse Público) by the Brazilian Ministry of Justice (Ministério da Justiça). Oi Futuro develops and supports cultural, sustainability and educational programs using information technology and communications to promote social inclusion and human development.

Oi Futuro operates two cultural centers and a telecommunications museum in Rio de Janeiro. Oi Futuro also manages the “Programa Oi de Patrocínios Culturais Incentivados,” which sponsored more than 100 projects through a public selection in 2015.

Oi Futuro supports and develops educational projects using new communication and information technologies to transform the classroom environment and prepare young people from low-income communities for future jobs. Oi Futuro’s diverse initiatives include (1) the Advanced Education Center (Núcleo Avançado em Educação), or NAVE, a public vocational high school established through a public-private partnership with campuses in Rio de Janeiro and Recife, and (2) the “Oi Kabum!” Arts and Technology School (Oi Kabum! Escola de Arte e Tecnologia) with campuses in Rio de Janeiro, Recife, Belo Horizonte and Salvador. In 2015, more than 4,000 students participated in both educational programs (NAVE and Oi Kabum!) and through partnership with other public schools.

Since 2009, NAVE has been consistently recognized by Microsoft as one of the most innovative schools in the world. The NAVE Rio was the only Brazilian school invited by Qatar Foundation to participate in the WISE (World Innovation Summit for Education) Book, one of the most relevant publications worldwide in the field of innovation and education in 2014. In 2015, NAVE was recognized by the Award Rio+Entrepreneur (Rio + Empreendedor) for its contribution to the economic and social development of the State of Rio de Janeiro.

Oi Futuro supports social-environmental programs through its Oi Novos Brasis program, which focuses on community development, environmental and biodiversity projects. In 2015, more than 8,800 people benefited from these programs. In addition, in 2015, Oi Futuro supported 20 projects through the Public Funds for Childhood and Adolescence (FIA - Fundos Públicos da Infância e da Adolescência) and sports projects.

We contributed R$24 million in each of 2015, 2014 and 2013 to these projects and programs.

Operations in Africa

In 2006, PT Ventures formed Africatel Holdings B.V., or Africatel, and subsequently (1) contributed to Africatel its equity interests in (a) Unitel, which operates in Angola, and (b) Cabo Verde Telecom, S.A., or CVTelecom, which operates in Cape Verde, among others, and (2) acquired (a) 34% of the equity interests in Mobile Telecommunications Limited, or MTC, which operates in Namibia, and (b) 51% of the equity interest in CST – Companhia Santomense de Telecomunicações S.A.R.L., or CST, which operated in São Tomé and Príncipe. In 2007, PT Ventures sold 22% of the equity interests in Africatel to Samba Luxco, an affiliate of Helios Investors L.P., or Helios, a private equity firm operating in sub-Saharan Africa, and entered into a shareholders’ agreement with Samba Luxco regarding governance and liquidity rights relating to Africatel. In 2008, PT Ventures transferred its equity interests in Africatel to Pharol, which sold an additional 3% of the equity interests in Africatel to Samba Luxco. In 2009, Pharol sold 100% of the equity interests in PT Ventures to Africatel.

As of December 31, 2015, in addition to its interests in Unitel, MTC, CVTelecom and CST, Africatel owns Directel—Listas Telefónicas Internacionais, Lda., or Directel, which publishes telephone directories and operates related data bases in Angola, Cabo Verde, Mozambique, Uganda and Kenya.

As a result of our acquisition of PT Portugal in May 2014 and PT Portugal’s transfer of all of the outstanding share capital of PT Participações, which holds our direct and indirect interests in Africatel and TPT, to Oi in connection with our sale of PT Portugal, we own 75% of the equity interests in Africatel. Pharol, our subsidiaries PT Ventures and Africatel GmbH & Co KG, of Africatel GmbH, and Samba Luxco are parties to a shareholders’ agreement under which we have ownership and management control of Africatel, which we refer to as the Africatel shareholders’ agreement.

On September 16, 2014, our subsidiary, Africatel GmbH, which directly holds our interest in Africatel, received a letter from Samba Luxco in which Samba Luxco claimed that Oi’s acquisition of PT Portugal was deemed a change of control of Pharol under the Africatel shareholders’ agreement, and that this change of control entitled Samba Luxco to exercise a put right under the Africatel shareholders’ agreement at the fair market equity value of Samba Luxco’s Africatel shares. In the letter, Samba Luxco purported to exercise the alleged put right and thereby require Africatel GmbH to acquire its shares in Africatel.

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

On November 12, 2014, the International Court of Arbitration of the International Chamber of Commerce notified Africatel GmbH that Samba Luxco had commenced arbitral proceedings against Africatel GmbH to enforce its purported put right or, in the alternative, certain other rights and claims allegedly arising out of Oi’s acquisition of PT Portugal. Africatel GmbH presented its answer to Samba Luxco’s request for arbitration on December 15, 2014. The arbitral tribunal was constituted on March 12, 2015 and the proceedings are ongoing. Africatel GmbH intends to continue to vigorously defend these proceedings.

Unitel, Angola

In 2000, PT Ventures, then a wholly-owned subsidiary of Pharol, acquired 25% of the share capital of Unitel, a 2G mobile operator in Angola. Unitel began operations in Luanda in 2001. In connection with this investment, PT Ventures entered into a shareholders’ agreement with the other shareholders of Unitel regarding governance and liquidity rights relating to Unitel, and dispute resolution provisions. In 2007, Pharol contributed its shares of PT Ventures to Africatel. As a result of our acquisition of PT Portugal in May 2014 and PT Portugal’s transfer of all of the outstanding share capital of PT Participações to Oi in connection with our sale of PT Portugal, we have an 18.75% economic interest in Unitel. We account for this investment as an asset held-for-sale.

MTC, Namibia

In 2006, Pharol entered into an agreement to acquire 34% of the capital of MTC, a Namibian mobile operator, from Namibia Post and Telecom Holdings, a state-controlled entity, or NPTH. In connection with this transaction, Pharol entered into a shareholders’ agreement with NPTH regarding governance and liquidity rights relating to MTC that allowed Pharol to set and control the financial and operating policies of MTC. In 2006, Pharol assigned its rights to acquire the capital of MTC and its rights under the shareholders’ agreement to Africatel. As a result of our acquisition of PT Portugal in May 2014 and PT Portugal’s transfer of all of the outstanding share capital of PT Participações to Oi in connection with our sale of PT Portugal, we fully consolidate MTC in our consolidated financial statements.

As of December 31, 2015, MTC had 2.4 million customers, of which 93.7% were customers under pre-paid plans.

MTC was established in 1994 and provides mobile telecommunications services under the terms of a 15-year technology- and service-neutral concession granted in March 2012 that replaced its earlier licenses. Under the terms of this concession, MTC is permitted to offer 2G, 3G and 4G services. MTC commenced offering 4G services in Windhoek, the capital of Namibia, in May 2012 and, as of December 31, 2015, MTC provided 4G services to 65% of cities in Namibia.

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

During 2015, MTC focused its marketing efforts and commercial activity on selling new pre-paid plans with increased data packages in an effort to differentiation itself from its competitors and promoting the upselling of new pricing plans aimed at increasing usage and revenues.

CVTelecom, Cape Verde

PT Ventures owns 40% of the share capital of CVTelecom, a provider of fixed-line and mobile services in the Cabo Verde Islands. In 2000, PT Ventures, entered into a shareholders’ agreement with the other shareholders of CVTelecom, regarding governance and liquidity rights relating to CVTelecom, which allowed PT Ventures to set and control the financial and operating policies of CVTelecom. As a result of our acquisition of PT Portugal, we fully consolidated CVTelecom in our financial statements as of December 31, 2014. In November 2014, the Government of Cape Verde, which is a shareholder of CVTelecom, notified us that as a result of our acquisition of PT Portugal, the shareholders’ agreement governing CVTelecom had been terminated. At a general shareholders’ meeting of CVTelecom in March 2015, we were only able to elect three of the seven members of the board of directors of CVTelecom. In March 2015, we commenced arbitration proceedings disputing this interpretation of the shareholders’ agreement, and we intend to vigorously defend our rights under the shareholders’ agreement. We are currently engaged in negotiations with the other shareholder of CVTelecom to seek an alternative resolution of this dispute. As a result of this dispute, for dates and periods ending after January 1, 2015, we have recorded our interest in CVTelecom under the equity method.

As of December 31, 2015, CVTelecom had approximately 54,200 fixed-lines in service, which represents approximately 10.6 fixed main lines per 100 inhabitants. As of December 31, 2015, CVTelecom had approximately 404,000 active mobile telephone cards.

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

During 2014, CVTelecom launched several commercial offers, both mobile and fixed lines, aimed at promoting usage and customer loyalty, including: (1) the development of a youth segment, based on the “Powa Swag” service, (2) the launch of several voice promotions, such as “Di Borla Domingão,” and (3) the development of “ ZAP,” an NPlay offer. As of December 31, 2015, broadband and IPTV customers represented 28.2% and 10.9% of CVTelecom’s fixed line customer base, respectively.

CST, São Tomé and Principe

Africatel owns 51.0% of the share capital of CST, which provides fixed and mobile services in São Tomé and Principe. As of December 31, 2015, CST had approximately 155,300 mobile customers.

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

During 2015, CST worked on several initiatives designed to promote its commercial brand and customer loyalty in order to mitigate the effects of the new competitor. In addition, CST also launched a new data link between the islands of São Tomé and Principe, which increased the capacity more than nine times compare to the previous link connecting the two islands.

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

The three principal providers of fixed-line telecommunications services in Brazil, Telefônica Brasil, Embratel and our company, provide these services under the public regime. In addition, CTBC and Sercomtel, which are secondary local fixed-line telecommunications service providers, operate under the public regime. All of the other providers of fixed-line telecommunications services and all providers of personal mobile services and data transmission services in Brazil operate under the private regime.

Providers of public regime services are subject to more obligations and restrictions than providers of private regime services. Under Brazilian law, providers of public regime services are subject to certain requirements with respect to services such as network expansion and network modernization. Additionally, the rates that public regime service providers may charge customers are subject to ANATEL supervision. Another distinctive feature of public concessions is the right of the concessionaire to maintain certain economic and financial standards, which are calculated based on the rules set forth in our concession agreements and was designed based on a price cap model. The concessions are granted for a fixed period of time and are generally renewable only once.

Our concession agreements provide that ANATEL may modify their terms in 2015 and 2020 and may revoke them prior to expiration under the circumstances described below under “—Termination of a Concession.” The modification right permits ANATEL to impose new terms and conditions in response to changes in technology, competition in the marketplace and domestic and international economic conditions. ANATEL is obligated to engage in public consultation in connection with each of these potential modifications.

On June 27, 2014, ANATEL opened a public comment period for the 2015 revision of the terms of our concession agreements. The comment period, which ended on December 26, 2014, was opened for comments on certain topics such as service universalization, rates and fees, among others. We submitted our comments during this period. Throughout 2015, ANATEL, the Brazilian Ministry of Communications and telecommunications service providers met regularly to discuss possible amendments to each of the concession agreements granted by ANATEL, including ours, and the implications of the developments and demands in the telecommunications sector in recent years. In September 2015, the Ministry of Communications created a working group, consisting of three members from each of ANATEL and the Ministry of Communications, to evaluate the status of the concessions and propose guidelines for the amendment of the concession agreements. In November 2015, the Ministry of Communications opened public consultation on the new regulatory framework for telecommunications. The Ministry of Communications has extended the deadline for contributions on multiple occasions. In April 2016, the Ministry of Communications, based on the working group’s findings, issued a decree addressing guidelines for the establishment of a new regulatory framework for telecommunications, which will be implemented by ANATEL through the conclusion of the concession amendments. The guidelines provide for, among other things, the expansion of broadband services (including in rural regions), the elimination of the reversibility of assets, and an extension of the term of our concessions, which are currently scheduled to expire in 2025. As a result of the publication of these guidelines, ANATEL requested a further postponement of the review of our concession agreements, which was granted. As a result of this extension, the review of our concession agreements is currently scheduled to occur by December 2016.

Providers of private regime services, although not generally subject to the requirements concerning continuity and universality of service and network modernization, are subject to certain network expansion and quality of service obligations set forth in their respective authorizations.

Under the concession agreements and authorizations, each of the service providers is required to comply with the provisions of (1) the General Plan on Universal Service Goals that was adopted by ANATEL in June 2003, (2) the General Plan on Quality Goals that was adopted by ANATEL in June 2003, and (3) the General Plan on Competition Targets that was adopted by ANATEL in November 2012. Regulatory provisions are included in the relevant concession agreements and authorizations, and the service providers are subject to public service principles of continuity, changeability and equal treatment of customers.

In addition, ANATEL is authorized to direct and control the provision of services, to apply penalties and to declare the expiration of the concession and the return of assets from the concessionaire to the government authority upon termination of the concession.

Regulation of Fixed-Line Services

Rate Regulation

Under the concession agreements, public regime service providers are required to offer basic local fixed-line plans to users. Rates for long-distance services originated and terminated on fixed lines vary in accordance with certain criteria. The concession agreements establish a price-cap mechanism for annual rate adjustments for basic service plans and domestic long-distance rates based on formulas set forth in each provider’s concession agreement. The formula provides for two adjustments to the price cap based on the local rate basket, the long-distance rate basket and the use of a price index. The price cap is first revised upward to reflect increases in inflation, as measured by an index, then ANATEL applies a productivity discount factor, or Factor X, which reduces the impact of the rate readjustment provided by the index.

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

ANATEL has proposed new regulations under which it would modify the Factor X applicable to the determination of rate increases available to public concessionaires providing fixed-line services. ANATEL expected to launch a public consultation process relating to these proposed regulations during 2016.

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

General Plan on Universal Service Goals

The General Plan on Universal Service Goals was approved by ANATEL in June 2011. The General Plan on Universal Service Goals sets forth the principal network expansion and modernization obligations of the public regime providers.

Public regime providers are subject to network expansion requirements under the General Plan on Universal Service Goals, which are revised by ANATEL from time to time. No subsidies or other supplemental financings are anticipated to finance our network expansion obligations. Our failure to meet the network expansion and modernization obligations established by the General Plan on Universal Service Goals or in our concession agreements may result in fines and penalties of up to R$50 million, as well as potential revocation of our concessions.

The General Plan on Universal Service Goals, as amended, requires the following, among other things:

•	local fixed-line service providers to provide individual access to fixed-line voice services to economically disadvantaged segments of the Brazilian population within their service areas, through programs to be established and regulated by ANATEL;

•	local fixed-line service providers to provide public telephones in urban areas within their service areas, including in localities with a population in excess of 100, and to install residential fixed lines within seven days of a request in localities with a population in excess of 300; and

•	local and long-distance fixed-line providers that obtain authorizations to use radio spectrum in the 450 Mhz band to provide universal service in rural and remote areas, as well as to provide individual and group access to fixed-line voice services.

The General Plan on Universal Service Goals is expected to be amended again in 2016 In connection with the amendments to the concession agreements.

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

The General Plan on Competition Targets requires public regime service providers that have significant market power to share their fixed-line network infrastructure with other providers, including their local fixed-line access networks. Providers that are deemed to have significant market power must offer (1) full unbundling of their copper wire or coaxial cable access networks, and (2) partial unbundling of their broadband networks to accommodate bitstreams of up to 10 Mbps. The methodology by which the wholesale prices for these services will be determined will be established by ANATEL. We expect that ANATEL will commence a public consultation process with respect thereto during the second half of 2016.

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

The full billing system is scheduled to come into effect on February 24, 2019.

Roaming

Under the General Plan on Competition Targets, a mobile service provider with significant market power, such as our company, must offer roaming services to other mobile providers without significant market power at the maximum rate that the mobile service provider with significant market power is permitting ANATEL to offer such services to its retail customers.

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

Authorizations to Use 450MHz Band and 2.5 GHz Band

In preparation for auctions of the 450MHz band and 2.5 GHz band, the use of which allows personal mobile services providers to offer 4G services to their customers, ANATEL issued regulations that divided the Brazilian territory into three regions for purposes of providing personal mobile services. In June 2012, ANATEL auctioned radio frequency licenses to operate and the related licenses to use the frequency bands in the following manner: (1) four national lots for 2.5 GHz bands, each accompanied by a regional band of 450 MHz, and (2) 132 regional lots for 2.5GHz bands. In this auction, we acquired (1) one of the national lots for 2.5 GHz and the corresponding regional lot of 450MHz to provide rural broadband services in the States of Goiás, Mato Grosso, Mato Grosso do Sul, Rio Grande do Sul and the Federal District, and (2) 11 regional lots for 2.5 GHz bands to provide personal mobile services in the following areas: interior of Ceará, the capital or Roraima(and its metropolitan area), the State of Amapá, the capital of Bahia (and its metropolitan area), interior of the Pará, the capital of Pernambuco (and its metropolitan area), interior of Paraná, the capital of Rio Grande do Sul (and its metropolitan area), the City of Jaguarão (and its metropolitan area) and the capital of São Paulo (and its metropolitan area). ANATEL is currently reviewing whether the obligations that should have been met by the end of 2015, as set out in the auction for the 2.5 GHz and 450 MHz frequencies have been met. In December 2015, ANATEL and CADE approved the RAN Sharing Agreement between Telefônica Brasil, TIM and Oi for the construction, implementation and mutual assignment of network tools to support personal mobile services (voice and broadband) in the 2.5 GHz band, among others, in order to ensure compliance with the scope of commitments between 2015 and 2017 and the expansion of 4G coverage in municipalities with a population over 30,000. ANATEL rejected the proposal to conduct RAN sharing in conurbations, however, because it detected interference in the service. As a result, ANATEL will not allow RAN sharing in municipalities experiencing interference until a solution has been found.

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

To restructure the process of assessing the quality of mobile service, with the inclusion of new processes and measurement of new indicators to check the quality of mobile broadband and the quality perceived by the user, and the modernization of existing indicators, ANATEL approved the Regulation for the Management of Quality of Provision of Personal Mobile Service (Regulamento de Gestão da Qualidade da Prestação de Serviço Móvel Pessoal), or SMP-RGQ. The SMP-RGQ provides for the assessment of the network connection and their respective data transmission rate, assessing aspects of availability, stability and connection speed for the data network. Targets are defined as 80% of speed hired (on average per month) by users and 40% of the instant speed, according to the definitions of the Resolution 575/2011.

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

Fixed-line service providers must offer the same TU-RL and TU-RIU rates to all requesting providers on a nondiscriminatory basis. The price caps on interconnection rates are adjusted annually by ANATEL at the same time that rates for local and long-distance calls are adjusted.

Under ANATEL regulations, fixed-line service providers are not able to charge other fixed-line service providers for local fixed-line calls originating on their local fixed-line networks and terminating on the other provider’s local fixed-line networks.

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

Under ANATEL regulations, in December 2013 ANATEL established the maximum VU-M rate of R$0.33 per minute that is applicable in the event that providers could not agree upon the VU-M applicable in their interconnection agreements. Under the General Plan on Competition Targets, in February 2014 the VU-M rate was reduced to 75% of the maximum VU-M rate established by ANATEL in December 2013, and in February 2015 the VU-M rate was reduced to 50% of the maximum VU-M rate established by ANATEL in December 2013. In July 2014, ANATEL approved a rule for the definition of maximum VU-M reference rates for entities with significant market power, such as our company, based on a long-run incremental cost methodology. Under this rule, VU-M reference rates will decline from 2016 through 2019 when VU-M reference rates reflecting the long-run incremental cost methodology will apply.

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

Multimedia Communications Service Quality Management Regulations

In June 2011, the President of Brazil issued Executive Decree No. 7,512/11, which mandated ANATEL to take the necessary regulatory measures to establish quality standards for broadband internet services. In compliance with such decree, on October 31, 2011, ANATEL published a resolution approving the Multimedia Communications Service Quality Management Regulations (Regulamentação de Gestão da Qualidade do Serviço de Comunicação Multimídia), or the Regulations, which identify network quality indicators and establish performance goals for multimedia communications service providers, including broadband internet service providers, with more than 50,000 subscribers. Such providers will be required to collect representative data using dedicated equipment installed at the site of each network connection and be subject to periodic measurements to ensure their compliance with such regulations, including:

•	individual upload and download speeds of at least 40% of contracted speeds per measurement for at least 95% of all measurements;

•	average upload and download speeds of at least 80% of contracted speeds for all measurements; and

•	individual round-trip latencies for fixed-line connections of up to 80 milliseconds per measurement for at least 95% of the measurements.

To increase transparency, customers must be provided with specialized software at no cost to measure their own network quality, although such customer-generated measurements will not be included in official calculations. In addition to ensuring network quality standards, service providers must hire specialized companies to measure customer service and customer satisfaction indicators, including complaint resolution, customer service personnel competence, customer perceptions relating to billing and quality of technical support staff. Service providers must comply with the above-mentioned quality standards beginning on the thirteenth month following implementation of such regulations. Failure to meet such standards will subject non-compliant service providers to sanctions.

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

•	provide one public internet access point for the first 20,000 inhabitants and one additional access point for each subsequent 10,000 inhabitants, with a limit of six access points, at a speed of 2 Mbps, in each municipality that has only satellite service, free of charge and upon demand of such municipality;

•	adequately advertise the services contemplated by the Term of Commitment and present to the Ministry of Communications semi-annual reports detailing our marketing efforts; and

•	make our best efforts to offer broadband services to retail customers at speeds of up to 5 Mbps, reaching the largest possible number of municipalities.

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

Other Regulatory Matters

Regulatory Agenda 2015-2016

On June 29, 2015, ANATEL put in public consultation its proposed Regulatory Agenda for the 2015-2016 cycle, and revocation of the General Plan of the Telecommunication Regulatory Update in Brazil (PGR). The agenda contained 33 topics of interest to the sector, which should have final approval or some progress in 2015 and 2016. The listed items include: Civil Rights Framework for Internet, Revision of the Concession Agreement and General Plan on Universal Service Goals, review of the quality management model, review of spectrum management model, review the arrangements and scope of telecommunications services, review of the regulation of the SeAC (Serviço de Acesso Condicionado) and review of regulatory reversible assets.

New Regulatory Framework

On November 23, 2015, the Ministry of Communications opened public consultation on the new regulatory framework for telecommunications. The consultation is based on a series of questions under four basic axes: purpose of the public policy, universal policy, public regime versus the private regime and public concession. The Ministry of Communications has extended the deadline for contributions on multiple occasions. In April 2016, the Ministry of Communications issued a decree addressing guidelines for the establishment of a new regulatory framework for telecommunications, which will be implemented by ANATEL through the conclusion of the concession amendments. The guidelines provide for, among other things, the expansion of broadband services (including in rural regions), the elimination of the reversibility of assets, and an extension of the term of our concessions, which are currently scheduled to expire in 2025. As a result of the publication of these guidelines, ANATEL requested a further postponement of the review of our concession agreements, which was granted. As a result of this extension, the review of our concession agreements is currently scheduled to occur by December 2016.

Environmental and Other Regulatory Matters in Brazil

As part of our day-to-day operations, we regularly install ducts for wires and cables and erect towers for transmission antennae. We may be subject to federal, state and/or municipal environmental licensing requirements due to the installation of cables along highways and railroads, over bridges, rivers and marshes and through farms, conservation units and environmental preservation areas, among other places. As of the date of this annual report, we have been required to obtain environmental licenses for the installation of transmission towers and antennae in several municipalities with no material impact on our operations. However, there can be no assurances that other state and municipal environmental agencies will not require us to obtain environmental licenses for the installation of transmission towers and antennae in the future or that such a requirement would not have a material adverse effect on the installation costs of our network or on the speed with which we can expand and modernize our network.

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

Our inbound and outbound roaming services with MTN Irancell were launched commercially in October and November 2012, respectively. During 2015, we recorded revenues of R$2,529 and expenses of R$2,383 in connection with this roaming agreement.

We do not maintain any bank accounts in Iran. All payments in connection with our international roaming agreements are effected through our bank accounts in London.

The purpose of all of these agreements is to provide our customers with coverage in areas where we do not own networks. For that purpose, we intend to continue maintaining these agreements.

We also provide telecommunications services in the ordinary course of business to the Embassy of Iran in Brasilia. We recorded gross revenues and net profits of less than R$6,000 from these services in 2015. As one of the primary providers of telecommunications services in Brasilia, we intend to continue providing such services, as we do to the embassies of many other nations.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements as of December 31, 2015 and 2014 and for the three years ended December 31, 2015, which are included in this annual report, as well as with the information presented under the sections entitled “Presentation of Financial and Other Information” and “Item 3. Key Information—Selected Financial Information.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 3. Key Information—Risk Factors.”

Overview

We are one of the principal integrated telecommunications service providers in Brazil with approximately 70.0 million RGUs as of December 31, 2015. We operate throughout Brazil and offer a range of integrated telecommunications services that include fixed-line and mobile telecommunication services, network usage (interconnection), data transmission services (including broadband access services), Pay-TV (including as part of double-play, triple-play and quadruple-play packages), internet services and other telecommunications services for residential customers, small, medium and large companies and governmental agencies. We own approximately 363,000 kilometers of installed fiber optic cable, distributed throughout Brazil. Our mobile network covers areas in which approximately 88.7% of the Brazilian population lives and works. According to ANATEL, as of December 31, 2015, we had an 18.6% market share of the Brazilian mobile telecommunications market and, as of December 31, 2015, we had a 34.7% market share of the Brazilian fixed-line market. As part of our convergence strategy, we offer more than one million Wi-Fi hotspots in public places, such as airports and shopping malls. In 2015, we recorded net operating revenue of R$27,354 million and net loss of R$9,572 million.

Our results of operations and financial condition have been and will be significantly influenced in future periods by the Oi capital increase, the acquisition of PT Portugal and the disposition of PT Portugal. In addition, our results of operations for the years ended December 31, 2015, 2014 and 2013 and our financial condition as of December 31, 2015 and 2014 have been influenced, and our future results of operations and financial condition will continue to be influenced, by a variety of factors, including:

•	the evolution of Brazilian GDP, which declined by an estimated 3.8% in 2015, and grew by 0.1% in 2014 and 2.3% in 2013, which we believe affects demand for our services and, consequently, our net operating revenue;

•	the number of our fixed lines in service, which declined to 14.9 million as of December 31, 2015 from 15.8 million as of December 31, 2014 (excluding fixed-line customers of our discontinued operations), and the percentage of our fixed-line customers that subscribe to our alternative plans which increased to 86.4% as of December 31, 2015 from 84.5% as of December 31, 2014;

•	the number of our mobile customers, which declined to 48.1 million as of December 31, 2015 from 50.9 million as of December 31, 2014 (excluding fixed-line customers of our discontinued operations);

•	the number of our fixed-line customers that subscribe to our broadband services, which declined to 5.1 million as of December 31, 2015 from 5.9 million as of December 31, 2015 and December 31, 2014 (excluding fixed-line customers of our discontinued operations);

•	the number of our Pay-TV customers, which remained stable at 1.2 million as of December 31, 2015 and 2014 (excluding fixed-line customers of our discontinued operations);

•	the increased competition in the Brazilian market for telecommunications services, which affects the amount of the discounts that we offer on our service rates and the quantity of services that we offer at promotional rates;

•	inflation rates in Brazil, which were 10.6% in 2015 and 5.72% in 2014, as measured by the IST, and the resulting adjustments to our regulated rates in Brazil, as well as the effects of inflation on our real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation;

•	our compliance with our quality of service obligations under the General Plan on Quality Goals and our network expansion and modernization obligations under the General Plan on Universal Service Goals and our concession agreements, the amount of the fines assessed against us by ANATEL for alleged failures to meet these obligations and our success in challenging fines that we believe are assessed in error;

•	changes in the exchange rates of the real against (1) the U.S. dollar, including the 47.0% depreciation of the real against the U.S. dollar during 2015 and the 13.4% depreciation of the real against the U.S. dollar during 2014, and (2) the Euro, including the 31.7% depreciation of the real against the Euro during 2015, which has affected our financial expenses as a result of exchange variations on our indebtedness denominated in U.S. dollars and Euros, and the cost in reais of a substantial portion of the network equipment that we purchase for our capital expenditure projects, the prices of which are denominated in U.S. dollars or are U.S. dollar-linked; and

•	the level of our outstanding indebtedness, fluctuations in LIBOR and benchmark interest rates in Brazil, principally the CDI rate and the TJLP rate, which affects our interest expenses on our floating rate debt.

Our financial condition and liquidity is influenced by a variety of factors, including:

•	our ability to generate cash flows from our operations;

•	prevailing Brazilian and international interest rates, which affect our debt service requirements;

•	our ability to borrow funds from Brazilian and international financial institutions and to sell our debt securities in the Brazilian securities markets, which is influenced by a number of factors discussed below;

•	the success of our program to monetize non-core assets;

•	our capital expenditure requirements, primarily relating to a variety of projects designed to expand and upgrade our data transmission networks, our mobile services networks, our voice transmission networks, our information technology equipment and our telecommunications services infrastructure; and

•	the requirement under the Brazilian Corporation Law and our by-laws that we pay dividends on an annual basis in an amount equal to at least 25% of our adjusted net income, unless our board of directors deems it inconsistent with our financial position.

Oi Capital Increase and Acquisition of PT Portugal

On May 5, 2014, we concluded a capital increase, which we refer to as the Oi capital increase, in which we issued (1) 121,674,063 of our common shares and 280,483,641 of our preferred shares for an aggregate amount of R$8,250 million in cash, and (2) 104,580,393 of our common shares and 172,025,273 of our preferred shares to Pharol in exchange for the contribution by Pharol to our company of all of the shares of its subsidiary PT Portugal. PT Portugal provides a broad range of telecommunications services in Portugal and owned significant interests in telecommunications companies in Angola, Cape Verde, Namibia, and São Tomé and Principe in Africa and Timor-Leste in Asia.

Disposition of PT Portugal

On June 2, 2015, we sold all of the share capital of PT Portugal to Altice Portugal for a purchase price equal to the enterprise value of PT Portugal of €6,900 million, subject to adjustments based on the financial debt, cash and working capital of PT Portugal on the closing date, plus an additional earn-out amount of €500 million in the event that the consolidated revenues of PT Portugal and its subsidiaries (as of the closing date) for any single year between the year ending December 31, 2015 and the year ending December 31, 2019 is equal to or exceeds €2,750 million.

In connection with the closing, Altice Portugal disbursed €5,789 million, of which €869 million was utilized by PT Portugal to prepay outstanding indebtedness in that amount, and €4,920 million were paid to our company in cash. As of December 31, 2015, we had used R$8,682 million of the net cash proceeds of the PT Portugal Disposition for the prepayment of indebtedness of our company, and as of the date of this annual report have used an additional R$5,350 million of these net cash proceeds for the prepayment and repayment of indebtedness of our company. We expect to use the remainder of these net cash proceeds for the repayment of indebtedness of our company.

In anticipation of the PT Portugal Disposition, PT Portugal transferred PTIF, its wholly-owned finance subsidiary, to Oi. As a result of the completion of the PT Portugal Disposition, the indebtedness of PTIF, which had previously been classified as liabilities associated with assets held for sale in our consolidated financial statements, was reclassified as indebtedness of our company. In addition, in connection with the PT Portugal Disposition, PTIF assumed all obligations under PT Portugal’s outstanding 6.25% Notes due 2016.

In addition, PT Portugal transferred to Oi all of the outstanding share capital of PT Participações which holds:

•	our 75% interest in Africatel, which holds our interests in telecommunications companies in Africa, including telecommunications companies in Angola, Cape Verde, Namibia, and São Tomé and Principe; and

•	our interests in TPT, which provides telecommunications, multimedia and IT services in Timor Leste.

Proposed Disposition of Africatel

On September 16, 2014, our board of directors authorized our management to take the necessary measures to market our shares in Africatel. As a result, as of December 31, 2014 and 2015, we recorded the assets and liabilities of Africatel as held-for sale, although we do not record Africatel as discontinued operations in our income statement due to the immateriality of the effects of Africatel on our results of operations. Due to the many risks involved in the ownership of these interests, particularly our interest in Unitel, we cannot predict when the sale of these assets may be completed.

Financial Presentation and Accounting Policies

Presentation of Financial Statements

We have prepared our consolidated financial statements as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 in accordance with U.S. GAAP. Based on our operating cash flows and the impact such operating cash flows have had on our liquidity, in combination with the level of our indebtedness and the potential impact if we cannot satisfy certain financial covenants under our current debt instruments in 2016, our independent registered public accounting firm has included an emphasis paragraph related to the substantial doubt with respect to our ability to continue as a going concern in their report on our consolidated financial statements for the year ended December 31, 2015. However, our financial statements have been prepared assuming we will continue to operate as a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

Business Segments and Presentation of Segment Financial Data

As a result of our acquisition of PT Portugal, we consolidated the results of PT Portugal and its subsidiaries into our financial statements as from May 5, 2014 until our disposition of PT Portugal on June 2, 2015. Following our acquisition of PT Portugal, we implemented a new organizational structure that we believe reflects our business activities and corresponds to our principal services. We have identified only one operating segment that corresponds to the telecommunications business in Brazil.

The Telecommunications in Brazil segment includes our services in Brazil, Africa and Asia, including operations that were reported as part of our Fixed-Line and Data Transmission Services, Mobile Services and Other Services segments in prior periods. Prior to our acquisition of PT Portugal, we accounted for our operations under three segments: Fixed-Line and Data Transmission Services, Mobile Services, and Other Services. As a result of our implementation of our new organizational structure, our three previously existing segments have been combined into our Telecommunications in Brazil segment.

Within our Telecommunications in Brazil segment, our management assesses revenue generation based on customer segmentation into the following categories:

•	Residential Services, focused on the sale of fixed telephony services, including voice services, broadband, and Pay-TV;

•	Personal Mobility, focused on the sale of mobile telephony services to post-paid and pre-paid customers that include voice services and data communication services; and

•	SME and Corporate, which includes corporate solutions offered to our small, medium-sized, and large corporate customers, including voice services and corporate data solutions.

In addition to the Telecommunications in Brazil segment, we conduct other businesses that individually or in aggregate do not meet any of the quantitative indicators that would require their disclosure as reportable business segments. These businesses include primarily the following companies: Mobile Telecommunications Limited in Namibia, Companhia Santomense de Telecomunicações, Listas Telefónicas de Moçambique, ELTA – Empresa de Listas Telefónicas de Angola, and Timor Telecom, which provide fixed and mobile telecommunications services and publish telephone directories, and which have been consolidated since May 2014.

We evaluate and manage business segment performance based on information prepared in accordance with Brazilian GAAP, and, accordingly, the segment data included in this “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Oi” section is presented under Brazilian GAAP.

Critical Accounting Policies and Estimates

Our critical accounting policies and estimates described in note 2(c) to our consolidated financial statements. In preparing our consolidated financial statements in conformity with U.S. GAAP, we relied on estimates and assumptions derived from historical experience and various other factors, including expected future events, that we deemed reasonable and relevant. Critical accounting policies are those that are important to the portrayal of our consolidated financial position and results of operations and require management’s subjective and complex judgments, estimates and assumptions. The application of these critical accounting policies often requires judgments made by management regarding the effects of matters that are inherently uncertain with respect to our results of operations and the carrying value of our assets and liabilities. Our results of operations and financial position may differ from those set forth in our consolidated financial statements, if our actual experience differs from management’s assumptions and estimates. In order to provide an understanding of our critical accounting policies, including some of the variables and assumptions underlying the estimates, and the sensitivity of those assumptions and estimates to different parameters and conditions, we set forth below a discussion of our critical accounting policies relating to:

•	revenue recognition and trade receivables;

•	provision for doubtful accounts;

•	depreciation of property, plant and equipment;

•	impairment of long-lived assets;

•	provisions;

•	fair value of derivative financial instruments and other financial instruments;

•	deferred income taxes and social contribution; and

•	employee benefits.

Revenue Recognition and Trade Receivables

Our revenues correspond primarily to the amount of the payments received or receivable from sales of services in the regular course of our activities and our subsidiaries’ activities.

Service revenue is recognized when services are provided. Local and long distance calls are charged based on time measurement according to the legislation in effect. The services charged based on monthly fixed amounts are calculated and recorded on a straight-line basis. Prepaid services are recognized as unearned revenues and recognized in revenue as these services are used by customers.

Revenue from sales of handsets and accessories is recognized when these items are delivered and accepted by the customers. Discounts on services provided and sales of cell phones and accessories are taken into consideration in the recognition of the related revenue. Revenues involving transactions with multiple elements are identified in relation to each one of their components, and the recognition criteria are applied on an individual basis. Revenue is not recognized when there is significant uncertainty as to its realization.

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

Provision for Doubtful Accounts

Our provision for doubtful accounts is established in order to recognize probable losses on accounts receivable and takes into account limitations we impose to restrict the provision of services to customers with past-due accounts and actions we take to collect delinquent accounts. For additional information regarding our provision for doubtful accounts, see note 8 to our consolidated financial statements.

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

Impairment of Long-Lived Assets

Long-lived assets, such as property, plant, and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, we first compare the undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as deemed necessary.

We have not recorded any impairment of our long-lived assets during the three years ended December 31, 2015.

Provisions

Liabilities for loss contingencies arising from claims, assessment, litigation, fines and penalties are recorded when it is probable that the liability has been incurred and the amount can be reasonably estimated, based on the opinion of management and its in-house and outside legal counsel. The amounts are recognized based on the cost of the expected outcome of ongoing lawsuits.

We classify our risk of loss in legal proceedings as remote, possible or probable. Provisions recorded in our consolidated financial statements in connection with these proceedings reflect reasonably estimated losses at the relevant date as determined by our management after consultation with our general counsel and the outside legal counsel. As discussed in note 20 to our consolidated financial statements, we record as a liability our estimate of the costs of resolution of such claims, when we consider our losses probable. We continually evaluate the provisions based on changes in relevant facts, circumstances and events, such as judicial decisions, that may impact the estimates, which could have a material impact on our results of operations and shareholders’ equity. While management believes that the current provision is adequate, it is possible that our assumptions used to estimate the provision and, therefore, our estimates of loss in respect of any given contingency will change in the future based on changes in the relevant situation. This may therefore result in changes in future provisioning for legal claims. For more information regarding material pending claims against our company, see “Item 8. Financial Information—Legal Proceedings” and note 20 to our consolidated financial statements.

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

We recognize and settle taxes on income based on the results of operations determined in accordance with the Brazilian Corporation Law, taking into consideration the provisions of Brazilian tax law, which are materially different from the amounts calculated for U.S. GAAP purposes. Under U.S. GAAP, we recognize deferred tax assets and liabilities based on the differences between the carrying amounts and the taxable bases of the assets and liabilities.

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

Principal Factors Affecting Our Financial Condition and Results of Operations

Effects of Our Declining Liquidity

As of December 31, 2015, our consolidated cash and cash equivalents and short-term cash investments amounted to R$16,700 million. We expect to use our cash and cash equivalents and short-term cash investments, and financing for which we have commitments under facilities from CDB and BNB, to fund our operations, investments, debt service obligations and working capital requirements during the period in which our operating cash flows are insufficient to fund these cash requirements.

On March 9, 2016, we announced that we had retained PJT Partners as our financial advisor to assist us in evaluating financial and strategic alternatives to optimize our liquidity and debt profile. On April 25, 2016, we entered into a customary non-disclosure agreement with Moelis & Company, who acts as advisor for a diverse ad hoc group of holders of the bonds issued by Oi and its subsidiaries, as an initial step towards discussions of a potential restructuring of its indebtedness.

Our financial statements for the year ended December 31, 2015 have been prepared assuming that we will continue as a going concern, based on our cash flow projections. Our projections depend on factors such as attainment of traffic volume targets, customer base, launching of bundled products attractive to customers, service sales prices, foreign exchange fluctuation and the success of the efforts to identify and implement financial and strategic alternatives to optimize the liquidity and debt profile.

Should one or more of the assumptions underlying our cash flow projections and other forecasts or the outcome of the efforts to identify and implement financial and strategic alternatives to optimize our liquidity and debt profile not be met, our cash and cash equivalents and short-term cash investments, together with our committed financing, may not be sufficient to meet our contractual obligations and commitments during 2016. If we are unable to successfully restructure our debt on terms satisfactory to our company, we may not be able to execute our business plan or meet our obligations. If we become unable to meet our obligations, we may seek the protection of the courts through a judicially supervised reorganization (recuperação judicial) proceeding in Brazil.

Effects of Investment in and Disposal of Portuguese Business of PT Portugal

On May 5, 2014, we concluded the Oi capital increase in which we issued (1) 121,674,063 of our common shares and 280,483,641 of our preferred shares for an aggregate amount of R$8,250 million in cash, and (2) 104,580,393 of our common shares and 172,025,273 of our preferred shares to Pharol in exchange for the contribution by Pharol to our company of all of the shares of its subsidiary PT Portugal. PT Portugal provides a broad range of telecommunications services in Portugal and owned significant interests in telecommunications companies in Angola, Cape Verde, Namibia, and São Tomé and Principe in Africa and Timor-Leste in Asia.

On June 2, 2015, we sold all of the share capital of PT Portugal to Altice Portugal for a purchase price equal to the enterprise value of PT Portugal of €6,900 million, subject to adjustments based on the financial debt, cash and working capital of PT Portugal on the closing date, plus an additional earn-out amount of €500 million in the event that the consolidated revenues of PT Portugal and its subsidiaries (as of the closing date) for any single year between the year ending December 31, 2015 and the year ending December 31, 2019 is equal to or exceeds €2,750 million.

In connection with the closing, Altice Portugal disbursed €5,789 million, of which €869 million was utilized by PT Portugal to prepay outstanding indebtedness in that amount, and €4,920 million were paid to our company in cash. As of December 31, 2015, we had used R$8,682 million of the net cash proceeds of the PT Portugal Disposition for the prepayment of indebtedness of our company, and as of the date of this annual report have used an additional R$5,350 million of these net cash proceeds for the prepayment and repayment of indebtedness of our company. We expect to use the remainder of these net cash proceeds for the repayment of indebtedness of our company.

In anticipation of the PT Portugal Disposition, PT Portugal transferred Portugal Telecom International Finance B.V., or PTIF, its wholly-owned finance subsidiary, to Oi. As a result of the completion of the PT Portugal Disposition, the indebtedness of PTIF, which had previously been classified as liabilities associated with assets held for sale in our consolidated financial statements, was reclassified as indebtedness of our company. In addition, in connection with the PT Portugal Disposition, PTIF assumed all obligations under PT Portugal’s outstanding 6.25% Notes due 2016.

In addition, PT Portugal transferred to Oi all of the outstanding share capital of PT Participações, SGPS, S.A., or PT Participações, which holds:

•	our 75% interest in Africatel Holding B.V., or Africatel, which holds our interests in telecommunications companies in Africa, including telecommunications companies in Angola, Cape Verde, Namibia, and São Tomé and Principe; and

•	our interests in TPT, which provides telecommunications, multimedia and IT services in Timor Leste.

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

In connection with the reclassification of the assets and liabilities related to PT Portugal and Africatel, we recorded an impairment loss as part of our loss from discontinued operations for 2014 on the investment in PT Portugal, in the amount of R$4,164 million resulting from the recognition of this asset at its fair value less expenses to sell. The sale price used to determine the impairment loss allowance corresponds to the unadjusted purchase price of R$22,267 million (€6,900 million) and liabilities on retirement and other benefits assumed by PT Portugal, amounting to R$3,872 million (€1,200 million).

We recorded loss from discontinued operations for 2015 of R$867 million, consisting of comprehensive income transferred to our income statement of R$226 million, principally consisting of the cumulative foreign exchange differences related to PT Portugal, and a loss on the sale of PT Portugal and divestiture related expenses of R$625 million.

Our R$625 million loss in connection with the sale of PT Portugal consisted of (1) the derecognized investment cost that includes goodwill arising on the business combination between our company and PT Portugal and selling expenses totaling R$1,308 million, and (2) the R$683 million revenue related to cash proceeds received directly by our company.

Effects of Investment in Rio Forte Commercial Paper and PT Exchange

In preparing the purchase price allocation with respect to our acquisition of PT Portugal, we recognized the write-off of all commercial paper of Rio Forte owned by PT Portugal and PTIF on the date of acquisition and recorded as other assets a right to compensation receivable of R$2,763 million from Pharol, reflecting the face value of this commercial paper.

On July 15 and 17, 2014, Rio Forte defaulted on the commercial paper held by PTIF and PT Portugal. On September 8, 2014, we, TmarPart, Pharol and our subsidiaries PT Portugal and PTIF, entered into the PT Exchange Agreement and the PT Option Agreement. On March 24, 2015, PT Portugal assigned its rights under the PT Exchange Agreement and the PT Option Agreement to PTIF. On March 27, 2015, PT Portugal assigned all of its rights and obligations under the Rio Forte commercial paper that it owned to PTIF. On March 30, 2015, the transactions contemplated by the PT Exchange Agreement were completed through the transfer of Rio Forte commercial paper in the aggregate amount of €897 million to Pharol in exchange for 47,434,872 of our common shares and 94,869,744 of our preferred shares.

As of December 31, 2014, we had the right to compensation from Pharol related to its subscription in the Oi capital increase in the amount of R$2,895 million (equivalent to €897 million) and had an obligation to acquire 47,434,872 of our common shares and 94,869,744 of our preferred shares from Pharol in exchange for this amount under the PT Exchange Agreement, subject to approval by our shareholders at a meeting scheduled for March 26, 2015. Considering that this asset and liability were for the same amount and could be settled with the same entity and at the same time, we stated them on our balance sheet as of December 31, 2014 on a net basis.

Under the PT Exchange Agreement, on March 30, 2015 we complete the share exchange under which Pharol delivered 47,434,872 of our common shares and 94,869,744 of our preferred shares to PTIF and we delivered Rio Forte securities to Pharol in the total principal amount of R$3,163 million (€897 million).

Rate of Growth of Brazil’s Gross Domestic Product and Demand for Telecommunications Services

As a Brazilian company with a substantial portion of our operations in Brazil, we are affected by economic conditions in Brazil. Brazilian GDP declined by an estimated 3.8% in 2015, grew by 0.1% in 2014, and grew by 2.3% in 2013. While we believe that growth in Brazil’s GDP stimulates demand for telecommunications services, we believe that demand for telecommunications services is relatively inelastic in periods of economic stagnation and that the effect on our revenues of low growth or a recession in Brazil would not be material under foreseeable scenarios. However, a substantial and prolonged deterioration of economic conditions in Brazil could have a material adverse effect on the number of subscribers to our services and the volume of usage of our services by our subscribers and, as a result, our net operating revenue.

Based on information available from ANATEL, the number of fixed lines in service in Brazil increased from 39.8 million as of December 31, 2005 to 43.6 million as of December 31, 2015, the latest date for which such information has been made available by ANATEL, and the number of mobile subscribers in Brazil increased from 86.2 million as of December 31, 2005 to 257.8 million as of December 31, 2015. Although the demand for telecommunications services has increased substantially during the past ten years, the tastes and preferences of Brazilian consumers of these services have shifted.

During the three-year period ended December 31, 2015, the number of mobile subscribers in Brazil has declined at an average rate of 4.3% per year, while the number of fixed lines in service in Brazil during the three-year period ended December 31, 2015 has declined at an average rate of 6.3% per year. As the incumbent provider of fixed-line services and a provider of mobile services in our service areas, we are both a principal target and a beneficiary of this trend. During the three-year period ended December 31, 2015, the number of our mobile subscribers has decreased at an average rate of 1% per year from 49.2 million at December 31, 2012 to 48 million at December 31, 2015, while the number of our fixed lines in service has declined by an average rate of 6% per year from 18.5 million at December 31, 2012 to 14.9 million at December 31, 2015.

Demand for Our Telecommunications Services

Demand for Our Residential Services

Because the number of our customers terminating their residential services has exceeded new activations between December 31, 2012 and December 31, 2015, the number of our fixed lines in service declined by 19.1%, or 3.5 million, during this period, according to ANATEL. As part of the Transformation Plan, we are focusing on offering more and higher-value added services to new and existing customers by combining upselling and cross selling initiatives, thereby increasing the ARPU of our Residential Services business. We believe that through our sales of bundles consisting of more than one service, we improve customer profitability and enhance loyalty, while also increasing ARPU and minimizing churn rates. Primarily as a result of these initiatives, the ARPU of our residential services grew by 5.8% to R$79.6 during 2015 from R$75.2 during 2014. We believe that our renewed focus on the sale of bundled services is the principal reason for the increase in the percentage of our customers that subscribe to more than one of our residential services from 61.6% as of December 31, 2014 to 63.3% as of December 31, 2015.

We are required under ANATEL regulations and our concession contracts to offer a basic service plan to our residential customers that permits 200 minutes of usage of our fixed-line network to make local calls. We also offer alternative residential plans that include significantly larger numbers of minutes and charge higher monthly fees for these plans. Over the past three years, the percentage of our customers selecting these alternative plans has grown significantly. Subscribers to our alternative residential plans, including our bundled service plans, represented 86.4% of our residential customers as of December 31, 2015 as compared to 82% of our residential customers as of December 31, 2012. We believe that our alternative residential plans contribute to a net increase in our residential services revenue as many subscribers of our alternative residential plans do not use their full monthly allocations of local minutes.

We have sought to combat the general trend in the Brazilian telecommunications industry of substitution of mobile services in place of local fixed-line services by offering a variety of bundled plans that include mobile services, broadband services and Oi TV subscriptions to our fixed-line customers. As a result of these service offerings, the monthly disconnections of our fixed lines in service have declined. As of December 31, 2015:

•	11.7% of our residential customers subscribed for bundled service packages, which accounted for 28.6% of our post-paid mobile subscribers as each fixed-line subscriber may include multiple mobile devices in a bundled plan, a decrease of 0.6% from the 29.2% of subscribers as of December 31, 2014;

•	51.0% of our residential customers subscribed for broadband services (whether separately or as part of a bundled service plan), an improvement of 3.0% from the 48.0% of subscribers as of December 31, 2014; and

•	11.7% of our residential customers subscribed for Pay TV services (whether separately or as part of a bundled service plan), an improvement of 0.3% from the 11.4% of subscribers as of December 31, 2014.

The substantial increase in the number of mobile service users in Brazil has also negatively impacted the use of our public telephones. As the incumbent local fixed-line service provider in Region I and Region II, we are required under ANATEL regulations and our concession contracts to meet specified targets with respect to the availability of public telephones throughout our concession area. However, as a larger portion of the population of Region I and Region II uses mobile handsets to make calls when not in proximity to a fixed-line telephone, revenue from the use of our public telephones declined by 85.7% from 2012 to 2015.

Demand for Our Personal Mobility Services

Our customer base for mobility services (including customers in our Personal Mobility Services and SME and Corporate Services) has declined from 49.2 million at December 31, 2012 to 48.1 million at December 31, 2015, according to ANATEL. We believe that the primary reason for the decline in our Personal Mobility customer base is the reduction in the total number of mobile accesses in Brazil, especially in the second half of 2015. We believe this market shift reflects the trend to consolidate mobile use into a single SIM card, following the launch of new all-net plans and the structural market migration from voice to data in response to the offering of more robust data packages. Additionally, in the second half of 2015, operators in the Brazilian telecommunication sector (including our company) implemented a more intensive policy of disconnecting inactive users (access clean up). As a result, operators reduced regulated costs associated with the maintenance of active accesses for devices that do not generate revenue.

The market for mobile services is extremely competitive in each of the regions that we serve. As a result, (1) we incur selling expenses in connection with marketing and sales efforts designed to retain existing mobile customers and attract new mobile customers, and (2) from time to time the discounts that we offer in connection with our promotional activities lead to charges against our gross operating revenue from mobile services. In addition, competitive pressures have in the past required us to introduce service plans under which the monthly and per-minute rates that we charge our mobile customers are lowered, reducing our personal mobility ARPU. During 2015, the average monthly churn rate of our Personal Mobility Services business was 12.4% per month.

Our new service offerings have had strong performances in the first months following their releases in late 2015. As of December 31, 2015, Oi Livre has acquired 6.2 million customers, corresponding to 15.9% of our total pre-paid base. We have also been increasing our market share in the pre-paid segment, with a market share of 21.3% as of December 31, 2015, a 1.7% increase compared to December 31, 2014.

We expect our overall mobile services business to continue to grow in terms of its market share, traffic volumes and revenues from value-added services. However, due to market saturation, the current macroeconomic situation and the trend in SIM card consolidation, we expect future growth in our mobile services business to occur at lower rates than we have historically achieved.

Demand for Our SME and Corporate Services

The number of our customers for SME and Corporate Services has declined from 8.9 million as of December 31, 2012 to 7.2 million as of December 31, 2015. We believe that the primary reason for the decline in our SME and Corporate Services customer base is the declining macroeconomic conditions in Brazil, which has caused many of our SME customers to cease operations. Our corporate customers, while better able to survive the current economic instability, often respond by reducing their economic activity and their spending for telecommunications products and services. In addition, provided that our SME and corporate customers also purchase the core fixed-line and mobile services offered to our Residential and Personal Mobility Services customers, demand for our SME and Corporate Services is subject to some of the same conditions that affect our Residential and Personal Mobility Services, including reductions in interconnection tariffs, which have led to more robust mobile package offerings and driven the traffic migration trend of fixed-to-mobile substitution.

Effects of Expansion of Mobile Data Transmission Services

We have authorizations and radio frequency licenses necessary for us to provide 2G, 3G and 4G services throughout Brazil. During 2015, 2014 and 2013, Oi Mobile undertook extensive capital expenditure projects to install the network equipment necessary to expand our offerings of these services, investing R$1,151 million, R$1,923 million and R$2,241 million, respectively, which has increased in our depreciation expenses. We financed the purchase and installation of our network equipment through loans and vendor financing.

In 2015, our mobile data transmission services, consisting of 2G, 3G and 4G services to mobile handsets and mini-modems, captured approximately 2,857 net disconnections (calculated based on the number of subscribers at the end of a period less the number of subscribers at the beginning of that period). We increased the number of municipalities in which we offered 4G services to 133, covering 51.4% of the urban population of Brazil, as of December 31, 2015 from 45 municipalities, covering 30.6% of the population of Brazil, as of December 31, 2014, and we increased the number of municipalities in which we offered 3G services to 1,288, covering 78.8% of the urban population of Brazil, as of December 31, 2015 from 1,011 as of December 31, 2014. We expect that these services will generate significant additions to our mobile customer base and lead to long-term increases in our revenues and operating income before financial income (expenses) and taxes.

The aggregate cost of our 3G authorizations and radio frequency licenses and our 2G authorizations and radio frequency licenses in Region III was R$3,129 million; we are obligated to pay the remaining balance of R$919 million to ANATEL in installments through 2019. The cost of our 4G authorizations and radio frequency licenses was R$368 million, which has been paid in full.

Under our 3G radio frequency licenses, we are required to meet certain service expansion obligations that will require capital expenditures through 2016. Under our 4G radio frequency licenses, we are required to meet certain service expansion obligations that will require capital expenditures through 2019. If we are unable to fund these capital expenditures through our operating cash flows, or incur additional indebtedness or vendor financing obligations to make these capital expenditures, we may be required to default on our obligations under these licenses, which could result in requirements to provide completion guarantees and administrative proceedings by the respective regulatory bodies, which could result in fines.

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

As a result of these transactions, we have received cash related to these transactions and recorded gains on disposals of these assets of R$2,399 million during 2014 and R$1,497 million during 2013. As a result of these transactions, the amount of property and equipment that we record has been reduced, and consequently we will no longer record depreciation and amortization expenses relating to these assets, nor will we be required to maintain these assets. As a result of our entering lease and other agreements to continue to use these assets in the provision of our services, our expenses and commitments relating to operating leases have increased.

Effects of Investments in Africatel

At the time of our acquisition of PT Portugal, PT Portugal held indirectly 75% of the outstanding share capital of Africatel which held 25% of the outstanding share capital of Unitel. Our management considers this a non-controlling stake in Unitel which does not grant our company significant influence over the financial, operating and strategic policies of Unitel since we do not elect enough members of the board of directors of Unitel to allow us to be involved in the decision-making process of these policies, including decisions on dividend and other distributions, material business relations, appointment of officers or managers, or the provision of key technical information. Accordingly, upon the acquisition of PT Portugal, we recognized this investment as an available-for-sale financial asset recognized at fair value. The fair value of the investment in Unitel of R$4,089 million was determined based on the valuation report prepared by Banco Santander on the valuation of Pharol’s operating assets that was used as the basis for the valuation of PT Portugal as part of the Oi capital increase using a series of estimates and assumptions, including the cash flows projections for a four-year period, the choice of a growth rate to extrapolate the cash flows projections, and definition of appropriate discount rates.

As a result of our decision to sell Africatel, the assets and liabilities related to Africatel, including its investment in Unitel and the accounts receivable relating to declared and unpaid dividends of Unitel, were classified in our balance sheet as assets held for sale and liabilities of assets held for sale, respectively.

As of December 31, 2015, as a result of our updating the main assumptions and material estimates used in the fair value measurement of our investment in Unitel, taking into consideration in this assessment possible impacts of actual events related to the investment, notably the lawsuits filed against Unitel and its shareholders in 2015, we determined a fair value of the investment in Unitel of R$3,436 million and recognized a loss of R$408 million.

Effects of Adjustments to Our Regulated Rates

Telecommunications services rates are subject to comprehensive regulation by ANATEL. Our rates for local fixed-line services, domestic long-distance services, mobile services, interconnection to our fixed-line network, and EILD and SLD services are subject to regulation by ANATEL.

In July 2014, ANATEL approved rules under which interconnection rates charged by our company for the use of our fixed-line and mobile networks would be reduced over a period of years until they were set at rates based on a long-run incremental cost methodology. As a result, the mobile interconnection rates for Regions I, II and III declined by 25% each in February 2014, 33.3% each in February 2015 and 40.0%, 35.2% and 27.6%, respectively, in February 2016, with additional cuts approved through 2019. In addition, ANATEL approved cuts for most of our fixed interconnection rates ranging from 9.1% and 20.0 in February 2016, with additional cuts approved through 2019. In addition, ANATEL has reduced the substantially reduced our VC Rates during 2013 and 2015, as described under the caption “Item 4. Information on the Company—Operations in Brazil—Rates.” These rate reductions have been a primary reason for the decline in our mobile interconnection revenue to R$889 million during 2015 from R$1,399 million during 2014 and R$2,147 million during 2013, and the decline in our fixed-line interconnection revenue to R$316 million during 2015 from R$354 million during 2014 and R$388 million during 2013. However, these rate reductions have also led to a substantial reduction of our interconnection costs, which have declined to R$1,809 million during 2015 from R$2,690 million during 2014 and R$3,966 million during 2013. As a result of the substantial reductions in our interconnection costs, and in keeping with our strategy of simplifying our portfolios to enhance the customer experience, in 2015 we launched several fixed-line and mobile plans that allow all-net calls for a flat fee.

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

At the time that ANATEL notifies us it believes that we have failed to comply with our obligations, we evaluate the claim and, based on our assessment of the probability of loss relating to that claim, may establish a provision. We vigorously contest a substantial number of the assessments made against us. As of December 31, 2015, the total estimated contingency in connection with all pending administrative proceedings brought by ANATEL against us in which we deemed the risk of loss as probable totaled R$1,149 million, including fines which we are contesting through judicial proceedings, and we had recorded an aggregate provision related to these proceedings in the same amount. In the event that we are unsuccessful in obtaining final approval of the inclusion of the R$5 billion of fines and claims we have proposed to be included in the TAC program, we could be required to constitute an additional provision of the portion of these fines and claims for which we have not previously established a provision.

In December 2013, ANATEL approved Resolution No. 629/2013 under which a TAC was adopted permitting telecommunications concessionaires to request that their obligations to pay fines to ANATEL for non-compliance with certain service requirements be satisfied through capital expenditure investments in their networks. Under this regulation, Oi is currently negotiating several TACs with ANATEL related to fines in an aggregate amount of approximately R$5 billion, which can be classified into four categories of non-compliance: (1) universalization and quality, (2) systemic interruptions and external network, (3) consumer rights and general obligations, and (4) fiscalization.

On January 5, 2016, ANATEL published a decision defining the priority projects in case of TACs executed by any operator and ANATEL. ANATEL will accept projects related to: (1) transport infrastructure based on fiber to the municipal capital; (2) transport infrastructure through high capacity digital radio to the municipal capital; (3) deployment of mobile personal service to provide 3G technology in cities that currently do not have such service; (4) deployment of mobile personal service to provide 4G technology in cities with more than 30,000 inhabitants that currently lack such service; and (5) copper network shortening through FTTC technology in order to provide broadband service. ANATEL also published the factor of regional inequalities to stimulate the implementation of these projects in less developed areas.

If we execute a TAC with ANATEL, then we will be subject to the terms and conditions set forth in the TAC, including any penalties for non-compliance provided therein (in lieu of those set forth in the regulations) for the life of the TAC. We will be required to comply with the regulatory requirements only upon the expiration of the relevant TAC.

During 2015, we recorded provisions related to administrative proceedings brought by ANATEL in the amount of R$44.6 million. Our provisions related to administrative proceedings brought by ANATEL generally have been sufficient to pay all amounts that we were ultimately required to pay with respect to claims brought by ANATEL.

Effects of Inflation

After several years of relatively modest inflation in Brazil, inflation rates increased substantially during 2015 to annual rates of 10.7% as measured by the IGP-DI and the IBGE. Because substantially all of our cost of services and operating expenses are incurred in reais in Brazil, this increase in inflation has the effect of increasing our operating expenses and reducing our margins. Although we have taken significant measures to control and reduce operating expenses during 2015, the benefits of these measures have been weakened as a result of the countervailing impact of Brazilian inflation. Although our regulated rates are subject to annual adjustment based on the rate of inflation as measured by the IST, the majority of our revenue is generated from services delivered at rates that are not regulated or that are provided at a discount to the regulated rates as a result of competitive pressures in the market. As a result, we may not be able to pass our increased operating costs and expenses resulting from inflationary pressures through to our customers as incurred in the form of higher tariffs for our services.

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

Our consolidated indebtedness denominated in U.S. dollars and euros represented 38.2% and 40.3%, respectively, of our consolidated outstanding indebtedness at December 31, 2015. As a result, when the real appreciates against the U.S. dollar or the euro:

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

In order to mitigate the effects of foreign exchange variations, we have historically maintained a hedging policy under which our exposure to foreign exchange variations is subject to limits set by our board of directors. Under this policy, we typically entered into derivative transactions to swap the foreign exchange rate variation for variations of the CDI. At December 31, 2015, we had entered into hedging transactions in respect of 99.5% of our consolidated indebtedness affected by exchange rate variations. The purpose of these hedging transactions is to seek to “match” the currency of our debt with that of our revenues to mitigate foreign exchange risk. During 2016, in connection with our consideration of potential plans to restructure our indebtedness, we have not rolled over our non-deliverable forwards and have selectively settled several of our long-term currency swaps. As a result, our exposure to foreign currency fluctuations has increased substantially.

Effect of Level of Indebtedness and Interest Rates

At December 31, 2015, our total outstanding indebtedness on a consolidated basis was R$59,857 million. The level of our indebtedness results in significant interest expenses that are reflected in our income statement. Financial expenses of our continuing operations consist of interest expense, exchange variations of U.S. dollar- and other foreign currency-denominated debt, foreign exchange losses or gains, and other items as set forth in note 6 to our consolidated financial statements. In 2015, we recorded financial expenses of our continuing operations of R$11,903 million on a consolidated basis, of which R$4,050 million consisted primarily of interest expenses on loans and debentures payable to third parties and R$10,908 million consisted of losses from monetary correction and exchange differences on third-party loans and financings. Part of the financial expenses of our continuing operations were offset by income from derivative transactions of R$5,797 million and by exchange rate gains related to cash maintained offshore to provide a natural hedge of R$3,350 million. During 2015, we hedged our foreign currency denominated debt for which we did not have corresponding foreign currency cash deposits against exchange rate fluctuations; as a result, the cost of such indebtedness was linked to fluctuations in the CDI rate rather than the exchange rate. During 2016, in connection with our consideration of potential plans to restructure our indebtedness, we have not rolled over our non-deliverable forwards and have selectively settled several of our long-term currency swaps. As a result, our exposure to foreign currency fluctuations has increased substantially.

The interest rates that we pay depend on a variety of factors, including prevailing Brazilian and international interest rates and risk assessments of our company, our industry and the Brazilian economy made by potential lenders to our company, potential purchasers of our debt securities and the rating agencies that assess our company and its debt securities.

Standard & Poor’s, Moody’s and Fitch maintain ratings of our company and our debt securities. Currently, Standard & Poor’s, Moody’s and Fitch maintain ratings of our company on a local and a global basis. On a global basis, Standard & Poor’s maintains a foreign currency rating for our company of “CCC-,” Moody’s maintains a foreign currency rating for our company of “Caa1,” and Fitch maintains a foreign currency rating for our company of “CCC.” Any decision by these agencies to downgrade the ratings of our company or of our debt securities in the future would likely result in increased interest and other financial expenses relating to our borrowings and debt securities and the inclusion of financial covenants in the instruments governing new indebtedness, and could significantly reduce our ability to obtain such financing on satisfactory terms or in amounts required by us.

Our export credit facility guaranteed by EKN contained a requirement that we prepay all outstanding amounts in the event that our credit rating was downgraded below Ba2 by Moody’s or BB by Fitch. As a result of the actions by these rating agencies, we were required to prepay the outstanding principal amount under this export credit agreement of R$202 million in April 2016.

Seasonality

Our primary business operations do not have material seasonal operations, other than our sales of handsets and accessories in our Personal Mobility business which tends to increase during the fourth quarter of each year as compared to the other three fiscal quarters related to significant increases of volume during the year-end holiday shopping season.

Recent Developments

Exclusivity Agreement with LetterOne

In October 2015, we entered into an exclusivity agreement with LetterOne with respect to the negotiation of a potential transaction for the specific purpose of allowing a consolidation in the Brazilian telecommunications industry involving a potential business combination with TIM. As part of the potential transaction, LetterOne proposed to make a capital contribution of up to US$4.0 billion in our company, contingent on the completion of the consolidation transaction. On February 25, 2016, we were notified by LetterOne that it had been informed by TIM that the latter was no longer interested in proceeding with the negotiations of a business combination with our company and that without TIM’s involvement, LetterOne could not proceed with transaction as previously planned.

Engagement of PJT Partners

On March 9, 2016, we announced that we had retained PJT Partners as our financial advisor to assist us in evaluating financial and strategic alternatives to optimize our liquidity and debt profile. On April 25, 2016, we entered into a customary non-disclosure agreement with Moelis & Company, who acts as advisor for a diverse ad hoc group of holders of the bonds issued by Oi and its subsidiaries, as an initial step towards discussions of a potential restructuring of its indebtedness.

Notice of Default under PTIF Bonds

Under the Trust Deed governing the PTIF Bonds, we were required to file audited financial statements of PTIF as of and for the year ended December 31, 2014 with the Dutch Chamber of Commerce no later than January 31, 2016. On April 29, 2016, the PTIF Trustee delivered a written notice to PTIF and Oi noting that the failure of PTIF to provide the 2014 audited financial statements constituted a potential event of default under the PTIF Bonds and requesting the delivery of those financial statements. PTIF is continuing to work with its auditor to complete the preparation of its 2014 audited financial statements as soon as possible.

The PTIF Trustee has notified PTIF that if PTIF fails to deliver the financial statements on or prior to May 29, 2016 and the PTIF Trustee determines that this failure is materially prejudicial to the interests of the holders of the PTIF Bonds, the PTIF Trustee could declare that the PTIF Bonds are immediately due and repayable. Under the terms of the PTIF Bonds, the PTIF Trustee is not obliged to exercise its discretion to declare any PTIF Bonds immediately due and repayable or to take any other action to enforce the rights of the holders of the PTIF Bonds unless it shall have been indemnified to its satisfaction and specifically directed or requested to do so by a requisite percentage of the holders of the PTIF Bonds in accordance with the terms and conditions of the PTIF Bonds.

Results of Operations

The following discussion of our results of operations is based on our consolidated financial statements prepared in accordance with US GAAP. In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

Year Ended December 31, 2015 Compared with Year Ended December 31, 2014

The following table sets forth the components of our consolidated income statement, as well as the percentage change from the prior year, for the years ended December 31, 2015 and 2014.

	Year ended December 31,
	2015		2014		% Change
	(in millions of reais, except percentages)

Net operating revenue	R$	27,354	R$	28,247	(3.2)
Cost of sales and services		(16,250)		(16,257)	—

Gross profit		11,104		11,990	(7.4)
Operating income (expenses)
Selling expenses		(4,720)		(5,566)	(15.2)
General and administrative expenses		(3,912)		(3,835)	2.0
Other operating income (expenses), net		(1,259)		2,024	(162.2)

Operating income (loss) before financial income (expenses) and taxes		1,213		4,613	(73.7)
Financial income		5,365		1,345	298.9
Financial expenses		(11,903)		(5,894)	102.0

Financial expenses, net		(6,538)		(4,549)	43.7

Income (loss) before taxes		(5,325)		64	n.m.
Income tax and social contribution		(3,380)		(758)	345.7

Net income (loss) from continuing operations		(8,705)		(694)	n.m.
Net income (loss) from discontinued operations		(867)		(4,086)	(78.8)

Net income (loss)	R$	(9,572)	R$	(4,780)	100.2

n.m.	Not meaningful.

Net Operating Revenue

The following table sets forth the components of our net operating revenue, as well as the percentage change from the prior year, for the years ended December 31, 2015 and 2014.

	Year ended December 31,
	2015		2014		% Change
	(in millions of reais, except percentages)

Telecommunications in Brazil Segment:
Residential	R$	9,779	R$	9,995	(2.2)
Personal mobility		8,431		9,011	(6.4)
SME/Corporate		7,974		8,312	(4.1)
Other services		257		295	(12.9)

		26,441		27,613	(4.2)
Other operations (1)		913		634	44.0

Net operating revenue	R$	27,354	R$	28,247	(3.2)

(1)	Other operations includes the net operating revenue of Africatel from the date of our acquisition of PT Portugal on May 5, 2014 through December 31, 2015.

Net operating revenue of our Telecommunications in Brazil segment declined by 3.2% during 2015, principally due to (1) a 6.4% decline in net operating revenue from personal mobility services, (2) a 4.1% decline in net operating revenue from SME/Corporate services, and (3) a 2.2% decline in net operating revenue from residential services. The effects of these declines on our net income were partially offset by 44.0% increase in net operating revenue from our other operations in Africa and Asia.

Net Operating Revenue from Residential Customer Services

Net operating revenue from residential customer services represented 35.7% of our net operating revenue for the year ended December 31, 2015. Residential customer services includes fixed telephony services, including voice services, data communication services (broadband), and Pay-TV. Net operating revenue from residential services declined by 2.2%, primarily due to (1) the 8.6% decline in the average number of residential fixed-line customers; and (2) the decline in fixed-mobile tariffs. These effects were partially offset by the 6.4% increase in the average monthly net residential revenue per user (calculated based on the total revenue for the year divided by the monthly average customer base for the year divided by 12) to R$78.8 in 2015 from R$74.0 in 2014, primarily due to the increase in broadband and Pay-TV revenues as well as initiatives to improve profitability of the customer base such as selling bundled services and higher value offers.

Net Operating Revenue from Residential Fixed-Line Services. Net operating revenue from residential fixed-line services declined by 9.9%, primarily due to:

•	a 9.7% decline in net operating revenue from local fixed-line services, principally as a result of a 8.6% decline in the average number of residential fixed lines in service to 10.0 million during 2015 from 11.0 million during 2014, as a result of the general trend in the Brazilian telecommunications industry to substitute mobile services in place of local fixed-line services; and

•	a 9.5% decline in net operating revenue from long-distance, primarily as a result of (1) the effects of the 8.6% decline in the number of residential fixed-line customers, and (2) the increase in the proportion of fixed-line customers that subscribe to alternative plans, which include long-distance fixed line minutes as part of the monthly subscription fee.

Net Operating Revenue from Broadband Services. Net operating revenue from residential broadband services increased by 4.5%, primarily as a result of a 7.6% increase in the average net operating revenue per subscriber, the effects of which were partially offset by a 2.9% decline in the average number of our residential ADSL subscribers to 5.1 million during 2015 from 5.2 million during 2014. As of December 31, 2015, our ADSL subscribers represented 39.4% of our total residential subscribers as compared to 30.1% as of December 31, 2014.

Net Operating Revenue from Pay-TV Services. Net operating revenue from residential Pay-TV services increased by 38.9%, primarily as a result of a 48.2% increase in the average net operating revenue per subscriber. The average number of our residential Pay-TV subscribers remained stable at 1.2 million during 2015 and 2014.

Net Operating Revenue from Personal Mobility Services

Net operating revenue from personal mobility services represented 30.8% of our net operating revenue for the year ended December 31, 2015. Personal mobility services include sales of mobile telephony services to post-paid and pre-paid customers that include voice services and data communication services. Net operating revenue from personal mobility services declined by 6.4%, primarily due to (1) a 5.4% decline in the average number of our personal mobility customers, (2) the reduction in VU-M interconnection tariffs, and (3) decline in handsets revenue due to our strategy to outsource handsets sales in order to increase logistical efficiency and improve the supply of handsets in our sales channels. These effects were partially offset by an increase in data revenue, as a result of better mix acquisition, increased penetration of smartphones and the launch of our recent offerings.

Net Operating Revenue from Mobile Telephony Services. Net operating revenue from mobile telephony services increased by 5.3%, primarily due to an increase in data revenue, primarily due to the success of commercial and operational initiatives to improve the profitability of our customer base focused on increasing sales of our mobile services, such as data services and value added services to smartphones, that are available to our post-paid and pre-paid subscribers. The effects of this increase was partially offset by a 5.4% decline in the number of our mobile customers to 45.9 million during 2015 from 48.5 million during 2014, primarily as a result of the strict client disconnection policy that we have introduced, particularly for our pre-paid customers, to control costs and improve the profitability of our business.

Net Operating Revenue from Interconnection to Our Mobile Network. Mobile interconnection revenue declined by 36.5% in 2015, primarily as a result of the reduction in VU-M interconnection tariffs in February 2015.

Net Operating Revenue from Sales of Handsets and Accessories. Net operating revenue from sales of handsets and accessories declined by 53.4% as a result of our strategy to outsource handsets sales in order to increase logistical efficiency and improve the supply of handsets in our sales channels.

Net Operating Revenue from SME and Corporate Services

Net operating revenue from SME and corporate services represented 29.2% of our net operating revenue for the year ended December 31, 2015. SME and corporate services include corporate solutions offered to our small, medium-sized, and large corporate customers, including voice services and corporate data solutions. Net operating revenue from SME and corporate services, which were temporarily increased during 2014 as a result of a contract that we had entered into with FIFA in connection with the 2014 FIFA World Cup, declined by 4.1%, primarily as a result of (1) the decrease in fixed-mobile and mobile interconnection tariffs, and (2) an 8.5% decline in the number of SME and corporate customers to 7.2 million during 2015 from 7.9 million during 2014 principally due to the effects of the worsening recession in Brazil. These effects were partially offset by the increase in revenues from IT and data corporate services.

Gross Profit

As a result of the 3.2% decline in net operating revenue in 2015 our consolidated gross profit declined by 7.3% to R$11,104 in 2015 from R$11,990 million in 2014. As a percentage of net operating revenue, gross profit declined to 40.6% in 2015 from 42.4% in 2014.

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

The following table sets forth the components of our operating expenses, as well as the percentage change from the prior year, for the years ended December 31, 2015 and 2014.

	Year Ended December 31,
	2015		2014		% Change
	(in millions of reais, except percentages)

Third-party services	R$	6,317	R$	6,259	1.0%
Depreciation and amortization		6,195		5,767	7.4
Rental and insurance		3,600		3,120	15.4
Personnel		2,719		2,829	(3.9)
Interconnection		1,809		2,690	(32.8)
Network maintenance services		1,902		1,923	(1.1)

	Year Ended December 31,
	2015		2014		% Change
	(in millions of reais, except percentages)

Taxes and other income (expenses)		1,013		1,460	(30.6)
Contingencies		862		779	10.5
Impairment losses		591		—	n.m.
Costs of handsets and accessories		284		730	(61.0)
Advertising and publicity		406		674	(39.8)
Allowance for doubtful accounts		721		649	11.0
Other operating income (expenses), net		(278)		(3,246)	(91.4)

Total cost of sales and services	R$	26,141	R$	23,634	10.6

n.m.	Not meaningful.

Operating expenses increased by 10.6% in 2015, principally due to:

•	a 91.4%, or R$2,968 million, decline in other operating income, net;

•	R$591 million, increase in impairment losses;

•	a 7.4%, or R$428 million, increase in depreciation and amortization costs;

•	a 15.4%, or R$480 million, increase in rental and insurance costs;

•	a 10.5%, or R$ 83 million, increase in contingencies;

•	a 11.0%, or R$ 72 million, increase in allowance for doubtful accounts; and

•	a 1.0%, or R$ 58 million, increase in third-party services.

The effects of these factors were partially offset by the declines in expenses below:

•	a 32.8%, or R$881 million, decline in interconnection costs;

•	a 30.6%, or R$447 million, decline in taxes and other expenses;

•	a 61.0%, or R$446 million, decline in costs of handsets and accessories

•	a 39.8%, or R$268 million, decline in advertising and publicity expenses; and

•	a 3.9%, or R$110 million, decline in personal expenses; and

•	a 1.1%, or R$21 million, decline in network maintenance services.

Third-Party Services

Third-party service costs increased by 1.0% in 2015, primarily as a result of inflationary adjustments required by many of our contracts, increased expenses for Pay-TV content and an increase in energy costs. The effects of these factors were partially offset by lower costs for consulting and advisory services, gains from the renegotiation of many of our contracts for third-party services and a reduction in sales commission expenses as a result of our efforts to optimize our sales channels through the increased use of our own channels.

Depreciation and Amortization

Depreciation and amortization costs increased by 7.4% in 2015, primarily as a result of the growth of our data and mobile network due to our strategy of modernization of the core network focusing on transmission and transport infrastructure, which has increased the amount of depreciable property, plant and equipment and amortizable license.

Rental and Insurance

Rental and insurance costs increased by 15.4% in 2015, primarily as a result of (1) an increase in rental costs relating to our network infrastructure as a result of our sale of non-strategic assets, principally mobile towers that we sold in December 2014, (2) an increase in reais of certain rental expenses denominated in U.S. dollars as a result of the depreciation of real against U.S. dollar during 2015, particularly expenses relating to our agreements with GlobeNet and our lease of capacity on the SES-6 satellite, and (3) annual contractual adjustments under our rental agreements.

Personnel

Personnel expenses (including employee benefits and social charges and employee and management profit sharing) declined by 3.9% in 2015, primarily as a result of a reduction in the number of our employees during the first half of 2015. The effects of this reduction in headcount was partially offset by (1) an increase in the number of our employees in October 2015 as a result of our acquisition of a portion of Telemont’s network service operations in the State of Rio de Janeiro which performs plant maintenance operations for our company, and (2) increases in the compensation of some of our employees as a result of the renegotiation of some of our collective bargaining agreements at the end of 2015.

Impairment Losses

Expenses on impairment losses refers a R$591 million loss related to (1) R$501 million related to goodwill and trademarks for the operations in Brazil due to a significant change in the macroeconomic conditions in Brazil, and (2) R$89 million related to loss on goodwill assets related to our operations in Africa.

Interconnection

Interconnection costs declined by 32.8%, primarily as a result of the 33% decline in VU-M interconnection tariffs that was mandated for February 2015 and the decline in off-net mobile voice traffic.

Network Maintenance Services

Network maintenance services costs declined by 1.1% in 2015, primarily as a result of our acquisition of a portion of Telemont’s network service operations in the State of Rio de Janeiro which performs plant maintenance operations for our company, as a result of which we no longer incur costs to third parties for these services. The effects of these savings were partially offset by annual contractual adjustments under our agreements with network maintenance service providers.

Taxes and Other Expenses

Taxes and other expenses declined by 30.6% in 2015 primarily due to a decrease in other tax expenses, due to a decrease in other revenues and a decrease in expenses for fines.

Contingencies

Provisions increased by 10.5% in 2015, primarily as a result of an increase in small consumer claims against our company.

Costs of Handsets and Accessories

Costs of handsets and accessories declined by 61.0% in 2015, primarily as a result of our strategy to outsource handsets sales in order to increase logistical efficiency and improve the supply of handsets in our sales channels.

Advertising and Publicity

Advertising and publicity expenses, which were temporarily increased during 2014 as a result of costs of advertising campaigns related to our sponsorship of the 2014 FIFA World Cup, declined by 39.8% in 2015, primarily as a result of our focus on more selective sales in 2015, which led to a reduction in our advertising and publicity efforts.

Allowance for Doubtful Accounts

Allowance for doubtful accounts increased by 11.0% in 2015, primarily as a result of the increase in customer delinquencies due to the worsening recession in Brazil. During the year ended December 31, 2015, allowance for doubtful accounts represented 2.7% of our net operating revenue compared to 2.3% in 2014.

Other Operating Income, Net

Other operating income, net declined by 91.4% to R$278 million in 2015 from R$3,246 million in 2014. The principal components of other operating income, net in 2015 were (1) a R$326 million reversal of a civil contingency arising from the revision of the methodology we use to calculate civil contingencies, and (2) R$48 million in costs relating to terminations of employees during 2015.

The principal components of other operating income, net in 2014 were:

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

Operating Income (Loss) before Financial Income (Expenses) and Taxes

As a result of the foregoing, our consolidated operating income before financial income (expenses) and taxes was R$1,213 million compared to our consolidated operating income before financial income (expenses) and taxes of R$4,613 million in 2014. As a percentage of net operating revenue, operating income before financial income (expenses) and taxes was 4.4% during 2015 compared to 16.3% in 2014.

Financial Expenses, Net

Financial Income

Financial income increased by 298.9% to R$5,365 million in 2015 from R$1,345 million in 2014, primarily due to the increase of exchange rate gains on foreign investments to R$3,350 million in 2015 from R$32 million in 2014, principally as a result of (1) an increase in our balances invested in cash maintained offshore as a result of our sale of PT Portugal, (2) the 22.8% depreciation of the real against the euro during the second half of 2015.

Financial Expenses

Financial expenses increased by 102.0% to R$11,903 million in 2015 from R$5,894 in 2014, primarily due to:

•	an increase in inflation adjustment and exchange differences on third party borrowing to R$10,908 million in 2015 from R$1,465 million during 2014, primarily as a result of (1) the classification of the financial results of PTIF in our financial expenses rather than as a part of our discontinued operations following the conclusion of the sale of PT Portugal in June 2015, and (2) the 47.0% depreciation of the real against the U.S. dollar and the 31.7% depreciation of the real against the Euro during 2015 compared to the 13.4% depreciation of the real against the U.S. dollar and the stability of the real against the Euro during 2014; and

•	a 38.1% increase in interest on loans payable to third parties and debentures to R$4,050 million during 2015 from R$2,933 million during 2014, primarily as a result of our classification of the financial results of PTIF in our financial expenses rather than as a part of our discontinued operations following the conclusion of the sale of PT Portugal in June 2015.

The effects of these factors were partially offset by an increase in gains on derivatives transactions to R$5,797 million during 2015 from R$427 million during 2014, primarily as a result of the 47.0% depreciation of the real against the U.S. dollar and the 31.7% depreciation of the real against the Euro during 2015 compared to the 13.4% depreciation of the real against the U.S. dollar and the stability of the real against the Euro during 2014.

Income Tax and Social Contribution

The composite corporate statutory income tax and social contribution rate was 34% in each of 2015 and 2014. We recorded an income tax and social contribution expense of R$3,379 million during 2015 compared to an income tax and social contribution expense of R$758 million during 2014. The effective tax rate applicable to our loss before taxes was 63.5% during 2015 and the effective tax rate applicable to our income before taxes was 1,179.5% during 2014. The table below sets forth a reconciliation of the composite corporate statutory income tax and social contribution rate to our effective tax rate for each of the periods presented.

	Year Ended December 31,
	2015	2014
Composite corporate statutory income tax and social contribution rate	34.0%	34.0%
Tax effects of valuation allowance	(89.3)	(9.1)
Tax effects of differentiated tax rates	(2.0)	37.0
Tax effects of permanent additions	(5.1)	1,071.3
Tax effects of permanent exclusions	2.1	(585.3)
Tax effect of REFIS permanent additions	—	689.7
Tax incentives (SUDENE)	0.1	(56.4)
Tax amnesty program	(3.1)	—
Tax effects of other	(0.3)	(1.8)
Effective rate	(63.5)%	1,179.5%

The effective tax rate applicable to our loss before taxes was (63.5)% in 2015, primarily as a result of the tax effects of valuation allowance, which resulted in a decline in our tax assets by R$4,755 million, that were recognized for the companies that, as at December 31, 2015, do not expect to generate sufficient future taxable profits against which these tax assets could be offset, which reduced the effective tax rate applicable to our loss before taxes by 89.3% (effectively increasing our tax expense).

Our effective tax rate was 1,179.5% in 2014, primarily as a result of (1) the tax effect of permanent additions related to the write-off of R$266 million of tax credits related to potential loss on the shares of Pharol held by Telemar, which increased our effective tax rate by 1,071.3%, and (2) the tax effect of REFIS permanent additions related to the settlement of principal, fines and interest in amount of R$443 million payable to the Brazilian government’s tax refinancing program through the use of tax loss carryforwards as permitted by Article 2 of Law 12996/2014 and Article 33 of Law 13043/2014, which increased our effective tax rate by 689.7%. The effect of these factors was partially offset by the tax effect of REFIS permanent exclusion related to the settlement of principal, fines and interest in amount of R$219 million payable to the Brazilian government’s tax refinancing program through the use of tax loss carryforwards, which reduced our effective tax rate by 585.3%.

Net Loss from Continuing Operations

Our net loss from continuing operations was R$8,705 million in 2015 compared to R$694 million in 2014. As a percentage of net operating revenue, net loss from continuing operations was 31.8% in 2015 compared to 2.5% in 2014.

Net Loss from Discontinued Operations

Net loss from discontinued operations in 2015 of R$867 million consisted of a R$226 million loss related to the cumulative foreign exchange differences recognized in other comprehensive income, transferred from equity to net income from discontinued operations for the year due to the sale of PT Portugal and expenses of R$625 million of expenses related to the derecognized investment cost that includes goodwill arising on the business combination of our company with PT Portugal less selling expenses and cash received directly our company.

Net loss from discontinued operations in 2014 of R$4,086 million consisted of (1) the allowance for loss in the amount of R$3,836 million on the investment of PT Portugal resulting from the recognition of assets of PT Portugal at fair value, less selling expenses, and (2) loss from discontinued operations of PT Portugal in the amount of R$250 million. The sales price used to determine the allowance for loss corresponds to purchase price under the PTP Share Purchase Agreement of R$22,267 million (€6,900 million) and liabilities on retirement and other benefits assumed by PT Portugal, amounting to R$3,872 million (€1,200 million).

Net Income

As a result of the foregoing, our consolidated net loss increased by 100.2% to R$9,572 million during 2015 from R$4,780 million during 2014. As a percentage of net operating revenue, our net loss was 35.0% during 2015 and 16.9% during 2014.

Year Ended December 31, 2014 Compared with Year Ended December 31, 2013

The following table sets forth the components of our consolidated income statement, as well as the percentage change from the prior year, for the years ended December 31, 2014 and 2013.

	Year ended December 31,
	2014		2013		% Change
	(in millions of reais, except percentages)

Net operating revenue	R$	28,247	R$	28,422	(0.6)
Cost of sales and services		(16,257)		(16,467)	(1.3)

Gross profit		11,990		11,955	0.3
Operating income (expenses)
Selling expenses		(5,566)		(5,532)	0.6
General and administrative expenses		(3,835)		(3,683)	4.1
Other operating income (expenses), net		2,024		1,243	62.8

Operating income before financial income (expenses) and taxes		4,613		3,983	15.8

	Year ended December 31,
	2014		2013		% Change
	(in millions of reais, except percentages)

Financial income		1,345		1,375	(2.2)
Financial expenses		(5,894)		(4,677)	26.0

Financial expenses, net		(4,549)		(3,302)	37.8

Income before taxes		64		681	(90.6)
Income tax and social contribution		(758)		(77)	889.8

Net income (loss) from continuing operations		(694)		604	(214.8)
Net loss from discontinued operations		(4,086)		—	n.m.

Net income (loss)	R$	(4,780)	R$	604	(890.9)

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

Net Operating Revenue from Residential Customer Services

Net operating revenue from residential customer services represented 35.4% of our net operating revenue for the year ended December 31, 2014. Net operating revenue from residential services declined by 3.0%, primarily due to (1) the 6.7% decline in the average number of residential fixed-line customers; and (2) the decline in fixed-mobile tariffs. These effects were partially offset by the 5.1% increase in the average monthly net residential revenue per user (calculated based on the total revenue for the year divided by the monthly average customer base for the year divided by 12) to R$74.0 in 2014 from R$70.4 in 2013, primarily due to the increase in broadband and Pay-TV revenues.

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

Net Operating Revenue from SME and Corporate Services

Net operating revenue from SME and corporate services represented 29.4% of our net operating revenue for the year ended December 31, 2014. Net operating revenue from SME and corporate services declined by 1.7%, primarily as a result of (1) the decrease in fixed-mobile and mobile interconnection tariffs, and (2) a 4.0% decline in the number of SME and corporate customers to 7.9 million during 2014 from 8.2 million during 2013. These effects were partially offset by the increase in revenues from IT and data corporate services.

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

Gross Profit

As a result of the 0.6% decline in net operating revenue in 2014, coupled with a decline in cost of sales and services of 1.3% in 2014, our consolidated gross profit increased by 0.3% to R$11,990 million in 2014 from R$11,955 million in 2013. As a percentage of net operating revenue, gross profit increased to 42.4% in 2014 from 42.1% in 2013.

Operating Expenses

The following table sets forth the components of our operating expenses, as well as the percentage change from the prior year, for the years ended December 31, 2014 and 2013.

	Year Ended December 31,
	2014		2013		% Change
	(in millions of reais, except percentages)

Third-party services	R$	6,259	R$	6,120	2.3
Depreciation and amortization		5,767		5,692	1.3
Rental and insurance		3,120		2,120	47.2
Personnel		2,829		2,534	11.6
Interconnection		2,690		3,966	(32.2)
Network maintenance services		1,923		2,328	(17.4)
Taxes and other income (expenses)		1,460		1,398	4.4
Contingencies		779		657	18.6
Costs of handsets and accessories		730		515	41.7
Advertising and publicity		674		557	21.2
Allowance for doubtful accounts		649		923	(29.6)
Other operating income (expenses), net		(3,246)		(2,370)	37.0

Total cost of sales and services	R$	23,634	R$	24,440	(3.3)

Operating expenses declined by 3.3% in 2014, principally due to:

•	a 32.2%, or R$1,276 million, decline in interconnection costs;

•	a 37.0%, or R$876 million, increase in other operating income, net;

•	a 17.4%, or R$405 million, decline in network maintenance services costs; and

•	a 29.6%, or R$273 million, decline in the allowance for doubtful accounts.

The effects of these factors were partially offset by the increases in expenses below:

•	a 47.2%, or R$1,000 million, increase in rental and insurance costs;

•	an 11.6%, or R$295 million, increase in personnel expenses;

•	a 41.7%, or R$215 million, increase in costs of handsets and accessories;

•	a 2.3%, or R$142 million, increase in third-party service costs;

•	an 18.6%, or R$122 million, increase in contingencies;

•	a 21.2%, or R$118 million, increase in advertising and publicity expenses;

•	a 1.3%, or R$75 million, increase in depreciation and amortization costs; and

•	a 4.4%, or R$62 million, increase in taxes and other expenses.

Third-Party Services

Third-party service costs increased by 2.3% in 2014, primarily as a result of the increase in expenses on Pay-TV content and the implementation of IT projects for the 2014 FIFA World Cup. The effects of these expenditures were partially offset by a decline in expenses on consulting services and lower call center costs as a result of more efficient sales processes.

Depreciation and Amortization

Depreciation and amortization costs increased by 1.3% in 2014, primarily as a result of the growth of our 4G network, which has increased the amount of our amortizable license costs and depreciable property, plant and equipment.

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

Taxes and Other Expenses

Taxes and other expenses increased by 4.4% in 2014, primarily as a result of a R$60 million increase in PIS and COFINS taxes recorded on the increased distributions of interest on shareholders equity received from some of our subsidiaries.

Contingencies

Contingencies increased by 18.6% in 2014, primarily as a result of a R$116 million increase in labor provisions in 2014, compared to a R$154 million reversal of labor provisions in 2013, principally due to our revision of the methodology used to calculate the provisions for losses in labor lawsuits. These effects were partially offset by a decline in provision for civil claims to R$340 million in 2014 from R$528 million in 2013, primarily due to revision in 2014 of the methodology we use to calculate the provisions for losses in civil lawsuits (principally, lawsuits involving the financial participation agreements), including statistical techniques as a result of the greater experience that we have accumulated in this matter.

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

Financial Expenses

Financial expenses increased by 26.0% to R$5,893 in 2014 from R$4,677 million in 2013, primarily due to:

•	a 63.1% decline in gains on derivatives transactions to R$427 million during 2014 from R$1,159 million during 2013, primarily as a result of the 13.4% depreciation of the real against the U.S. dollar and the stability of the real against the Euro during 2014 compared to the 14.6% depreciation of the real against the U.S. dollar and the 19.7% depreciation of the real against the Euro during 2013;

•	a 19.6% increase in interest on loans payable to third parties and interest on debentures to R$2,933 million during 2014 from R$2,452 million during 2013, primarily as a result of an increase in the average amount of our loans payable to third parties and debentures;

•	a 26.6% increase in interest and inflation adjustments on other liabilities to R$814 million during 2014 from R$643 million during 2013, primarily as a result of an increase in average amount of our other liabilities; and

•	a 99.9% increase in withholding income tax on financial transactions and charges R$386 million during 2014 from R$193 million during 2013, primarily as a result of our incurrence of these expenses in connection with the Oi capital increase.

The effects of these factors were partially offset by a 27.2% decline in inflation adjustment and exchange differences on third party borrowing to R$1,465 million during 2014 from R$2,013 million during 2013, primarily as a result of the 13.4% depreciation of the real against the U.S. dollar and the stability of the real against the Euro during 2014 compared to the 14.6% depreciation of the real against the U.S. dollar and the 19.7% depreciation of the real against the Euro during 2013.

Income Tax and Social Contribution

The composite corporate statutory income tax and social contribution rate was 34% in each of 2014 and 2013. Income tax and social contribution expense increased by 889.8% to R$758 million in 2014 from R$77 million in 2013. Our effective tax rate was 1,179.5% in 2014 and 11.2% in 2013. The table below sets forth a reconciliation of the composite corporate statutory income tax and social contribution rate to our effective tax rate for each of the periods presented.

	Year Ended December 31,
	2014	2013
Composite corporate statutory income tax and social contribution rate	34.0%	34.0%
Tax effects of valuation allowance	(9.1)	10.1
Tax effects of differentiated tax rates	37.0	1.9
Tax effects of permanent additions	1,071.3	11.2
Tax effects of permanent exclusions	(585.3)	(41.2)
Tax effect of REFIS permanent additions	689.7	—
Tax incentives (SUDENE)	(56.4)	(4.6)
Tax amnesty program	—	—
Tax effects of other	(1.8)	(0.1)

Effective rate	1,179.5%	11.2

Our effective tax rate was 1,179.5% in 2014, primarily as a result of (1) the tax effect of permanent additions related to the write-off of R$266 million of tax credits related to potential loss on the shares of Pharol held by Telemar, which increased our effective tax rate by 1,071.3%, and (2) the tax effect of REFIS permanent additions related to the settlement of principal, fines and interest in amount of R$443 million payable to the Brazilian government’s tax refinancing program through the use of tax loss carryforwards as permitted by Article 2 of Law 12996/2014 and Article 33 of Law 13043/2014, which increased our effective tax rate by 689.7%. The effect of these factors was partially offset by the tax effect of REFIS permanent exclusion related to the settlement of principal, fines and interest in amount of R$219 million payable to the Brazilian government’s tax refinancing program through the use of tax loss carryforwards, which reduced our effective tax rate.

Our effective tax rate was 11.2% in 2013, primarily as a result of the tax effect of permanent exclusions, primarily as a result of prescribed dividends and other permanent exclusions, which decreased our effective tax rate by 41.2%. The effect of these factors was partially offset by (1) the tax effect of permanent additions, primarily as a result of non-deductible fines, tax incentives and sponsorships, which increased our effective tax rate by 11.2%, and (2) the tax effect of valuation allowance, which resulted in a decline in our tax assets by R$69 million and increased our effective tax rate by 10.1%.

Net Income (Loss) from Continuing Operations

Our net loss from continuing operations was R$695 million in 2014 compared to net income from continuing operations of R$604 million in 2013. As a percentage of net operating revenue, net loss from continuing operations was 2.5% in 2014 compared to net loss from continuing operations of 2.1% in 2013.

Net Loss from Discontinued Operations

Net loss from discontinued operations in 2014 of R$4,086 million consisted of (1) the allowance for loss in the amount of R$3,836 million on the investment of PT Portugal resulting from the recognition of assets of PT Portugal at fair value, less selling expenses, and (2) loss from discontinued operations of PT Portugal in the amount of R$250 million.

Net Income

As a result of the foregoing, we recorded a consolidated net loss of R$4,780 million during 2014 compared to consolidated net income of income R$604 million during 2013. As a percentage of net operating revenue, our net loss was 16.9% during 2014 compared to net income of 2.1% in 2013

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

During 2015, our operations generated negative cash flows of R$1,054 million. As a result, we financed investing activities, debt service and working capital from our cash and cash equivalents and short-term cash investments. As of December 31, 2015, our consolidated cash and cash equivalents and short-term cash investments amounted to R$16,700 million. As of December 31, 2015, we had working capital of R$12,609 million, which includes net assets and liabilities held for sale of R$6,941 million.

Our financial statements for the year ended December 31, 2015 have been prepared assuming that we will continue as a going concern, based on our cash flow projections. Our projections depend on factors such as attainment of traffic volume targets, customer base, launching of bundled products attractive to customers, service sales prices, foreign exchange fluctuation and the success of the efforts to identify and implement financial and strategic alternatives to optimize the liquidity and debt profile.

Should one or more of the assumptions underlying our cash flow projections and other forecasts or the outcome of the efforts to identify and implement financial and strategic alternatives to optimize our liquidity and debt profile not be met, our working capital may not be sufficient for our requirements during 2016.

Cash Flow

Cash Flows from Operating Activities

Our primary source of operating funds has historically been cash flow generated from our operations. However, during 2015, our operations generated negative cash flows of R$1,054 million. As a result, cash flows provided by our operating activities were not sufficient for our cash requirements related to operations. Historically, we have financed our investments in property, plant and equipment through the use of bank loans, vendor financing, capital markets and other forms of financing. During 2015, we financed investing activities, debt service and working capital from our cash and cash equivalents and short-term cash investments.

Net cash used by operating activities was R$1,054 million during 2015, after giving effect to net cash provided by discontinued operations of R$485 million. Net cash provided by operating activities was R$5,531 million during 2014, including cash flow from discontinued operations of R$1,878 million, and R$7,035 million during 2013.

The R$6,584 million deterioration of our operating cash flows during 2015 was primarily as a result of:

•	a R$4,792 million increase in net loss to R$9,572 million during 2015 from R$4,780 million during 2014;

•	the effects of a R$5,371 million increase in non-cash gains from financial derivative transactions to R$5,796 million during 2015 from R$425 million during 2014 as a result of the decline in the value of the real against the U.S. dollar and the Euro during 2015, particularly during the second half of 2015;

•	the effects of a 78.8%, or R$3,219 million, decline in net income of discontinued operations, net of tax, to R$867 million during 2015 from R$4,086 million during 2014, as described under the caption “—Results of Operations—Year Ended December 31, 2015 Compared with Year Ended December 31, 2014—Net Income (Loss) from Discontinued Operations”;

•	the effects of a 74.2% decline in operating cash flows generated by discontinued operations to R$485 million during 2015 from R$1,878 during 2014, primarily as a result of our recording PT Portugal as discontinued operations for eight months during 2015 compared to five months during 2014; and

•	the effects of a R$1,100 decline in cash flows related to investments in held-for-trading short-term investments, net of redemptions, to a net outflow of R$832 million during 2015 from a net inflow of R$268 million during 2014.

These factors reducing our operating cash flows were partially offset by:

•	the effects of a 391.4%, or R$5,131 million increase in non-cash gains from interest loss on financial instruments to R$6,443 million during 2015 from R$1,311 million during 2014; and

•	the effects of a R$2,462 million increase in non-cash deferred income tax expenses to R$2,598 million during 2015 from R$136 million during 2014.

Operating cash flow declined by 21.4%, or R$1,505 million, to R$5,531 million during 2014 from R$7,035 million during 2013, primarily as a result of:

•	our net loss of R$4,780 million during 2014, compared to our net income of R$604 million during 2013;

•	the effects of a R$1,705 decrease in cash flows related to investments in held-for-trading short-term investments, net of redemptions, to a net inflow of R$268 million during 2014 from a net inflow of R$1,973 million during 2013; and

•	the effects of a R$1,613 million change in cash flows from accounts receivable to a net increase of R$1,057 million during 2014 from a net decline of R$556 million during 2013.

These factors reducing our operating cash flows were partially offset by:

•	the effects of a our recording net income of discontinued operations, net of tax, of R$4,086 million during 2014 as a result of our classification of PT Portugal as discontinued operations;

•	the effects of a our recording operating cash flows generated by discontinued operations of R$1,878 million during 2014 as a result of our classification of PT Portugal as discontinued operations; and

•	the effects of a 78.5%, or R$1,215 million, decline in non-cash gains classified as “other” to R$332 million during 2014 from R$1,547 million during 2013.

Cash Flows Used in Investing Activities

Investing activities provided net cash of R$12,543 million during 2015, giving effect to net cash used by discontinued operations of R$195 million, and used net cash of R$4,303 million during 2014, including cash used by discontinued operations of R$2,813 million, and R$6,770 million during 2013.

During 2015, investing activities of our continuing operations which provided cash primarily consisted of our sale of PT Portugal which generated cash of R$17,218 million. During 2015, investing activities of our continuing operations for which we used cash primarily consisted of (1) investments of R$3,681 million in purchases of property, plant and equipment and intangible assets, primarily related to the expansion of our data communications network and the implementation of projects to meet ANATEL’s regulatory requirements, and (2) net judicial deposits (consisting of deposits less redemptions) of R$1,006 million, primarily related to provisions for labor, taxes and civil contingencies.

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

Cash Flows from Financing Activities

Financing activities used net cash of R$2,357 million during 2015, including cash used by discontinued operations of R$492 million, used net cash of R$1,175 million during 2014, including cash used by discontinued operations of R$5,533 million, and R$2,299 million during 2013.

During 2015, our principal sources of borrowed funds consisted of (1) the issuance of €600 million aggregate principal amount of 5.625% Senior Notes due 2021, (2) US$700 million aggregate principal amount borrowed under a US$1,000 million revolving credit facility that Oi entered into with a syndicate financials institution during 2011, (3) US$600 million aggregate principal amount under an export credit facility that Telemar entered into with China Development Bank during 2015, (4) US$141 million aggregate principal amount borrowed under a US$397 million export credit facility agreement that Oi entered into during 2014 that is guaranteed by Finnvera plc, the Finnish Export Credit Agency, or FINNVERA, (5) US$43 million aggregate principal amount borrowed under a US$257 million export credit facility agreement that Oi entered into during 2013 that is insured by the Office National Du Ducroire/Nationale Delcrederedienst, the Belgian national export credit agency, or ONDD, and (6) US$33 million aggregate principal amount borrowed under a US$600 million export credit facility that Telemar entered into with China Development Bank, or CDB, during 2015.

During 2015, we used cash to (1) repay R$8,604 million principal amount of our outstanding loans and financings and derivatives, (2) to make installment payments relating to our permits and concessions in the aggregate amount of R$349 million, and (3) to make installment payments under the tax refinancing plan in the aggregate amount of R$93 million.

During 2014, our principal sources of borrowed funds consisted of (1) R$1,300 million aggregate principal amount under a revolving credit facility that we entered into with a syndicate financials institution during December 2012, (2) R$836 million aggregate principal amount borrowed under a credit facility with the Brazilian National Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or BNDES that we entered into in December 2012, (3) US$104 million aggregate principal amount under an export credit facility that Telemar entered into with Export Development Canada, or EDC, during July 2012, and (4) US$98 million aggregate principal amount under an export credit facility that Oi entered into during March 2013. In addition, we generated cash (net of issue premium and related costs) of R$7,827 million through our sale of common shares and preferred shares for cash in the Oi capital increase.

During 2014, in addition to the R$5,533 million used by discontinued operations, we used cash to (1) repay R$5,054 million principal amount of our outstanding loans and financings and derivatives, (2) to make installment payments under the tax refinancing plan in the aggregate amount of R$870 million, and (3) to make installment payments relating to our permits and concessions in the aggregate amount of R$205 million.

During 2013, our principal sources of borrowed funds consisted of (1) R$1,500 million aggregate principal amount of non-convertible debentures issued in March 2013, (2) R$873.5 million aggregate principal amount borrowed under a R$5.4 billion credit facility with BNDES that we entered into in December 2012, (3) US$96 million aggregate principal amount borrowed under an export credit facility that Telemar entered into with EDC in July 2012, and (4) US$37 million aggregate principal amount borrowed under an export credit facility that Telemar entered into in July 2011.

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

Projected Sources and Uses of Cash

We anticipate that we will be required to spend approximately R$19,725 million to meet our short-term contractual obligations and commitments during 2016, and an additional approximately R$30,672 million to meet our long-term contractual obligations and commitments in 2017 and 2018.

As of December 31, 2015, our consolidated cash and cash equivalents and short-term cash investments amounted to R$16,700 million. We expect to use our cash and cash equivalents and short-term cash investments, and financing for which we have commitments under facilities from CDB and Banco do Nordeste do Brasil S/A, or BNB, to fund our operations, investments, debt service obligations and working capital requirements during the period in which our operating cash flows are insufficient to fund these cash requirements.

On March 9, 2016, we announced that we had retained PJT Partners as our financial advisor to assist us in evaluating financial and strategic alternatives to optimize our liquidity and debt profile. On April 25, 2016, we entered into a customary non-disclosure agreement with Moelis & Company, who acts as advisor for a diverse ad hoc group of holders of the bonds issued by Oi and its subsidiaries, as an initial step towards discussions of a potential restructuring of its indebtedness.

Our financial statements for the year ended December 31, 2015 have been prepared assuming that we will continue as a going concern, based on our cash flow projections. Our projections depend on factors such as attainment of traffic volume targets, customer base, launching of bundled products attractive to customers, service sales prices, foreign exchange fluctuation and the success of the efforts to identify and implement financial and strategic alternatives to optimize the liquidity and debt profile.

Should one or more of the assumptions underlying our cash flow projections and other forecasts or the outcome of the efforts to identify and implement financial and strategic alternatives to optimize our liquidity and debt profile not be met, our cash and cash equivalents and short-term cash investments, together with our committed financing, may not be sufficient to meet our contractual obligations and commitments during 2016.

We have a commitment from CDB to provide us with financing in the future under a credit facility described under “—Indebtedness.” In addition, we have an undrawn credit facility with BNB as described below. We pay commitment fees to these financial institutions in connection with their commitments.

In December 2014, Oi Mobile entered into a credit agreement with BNB, under which BNB agreed to disburse a loan in the aggregate principal amount of up to R$370 million. The proceeds of this loan agreement may be used to fund equipment purchase and expenditures on our fixed-line and mobile telecommunication infrastructure in the Brazilian states of the northeastern region. Loans under this agreement bear interest at a rate of 7.06% per annum over the principal amount of BRL 37 million and 8.24% per annum over the principal amount of BRL 333 million. Interest on each of these loans is payable quarterly in the first two years and monthly thereafter until the final maturity of the debt. The outstanding principal amount of these loans is payable in 72 successive monthly installments commencing in January, 2017. As of December 31, 2015, we had not borrowed any amounts under this facility.

Contractual Commitments

The following table summarizes our significant contractual obligations and commitments as of December 31, 2015:

	Payments Due by Period
	Less than One Year		One to Three Years		Three to Five Years		More than Five Years		Total
	(in millions of reais)

Continuing operations:
Loans and financings (1)	R$	15,282	R$	24,998	R$	16,894	R$	6,243	R$	63,417
Debentures (2)		1,622		4,170		17		—		5,809
Unconditional purchase obligations (3)		1,477		758		343		—		2,578
Concession fees (4)		288		306		348		1,437		2,379
Usage rights (5)		912		7		—		—		919
Pension plan contributions (6)		144		433		289		577		1,443

	R$	19,725	R$	30,672	R$	17,891	R$	8,257	R$	76,545

(1)	Includes (1) estimated future payments of interest on our loans and financings, calculated based on interest rates and foreign exchange rates applicable at December 31, 2015 and assuming that all amortization payments and payments at maturity on our loans and financings will be made on their scheduled payment dates, and (2) estimated future cash flows on our derivative obligations, calculated based on interest rates and foreign exchange rates applicable as of December 31, 2015 and assuming that all payments on our derivative obligations will be made on their scheduled payment dates.
(2)	Includes estimated future payments of interest on our debentures, calculated based on interest rates applicable as of December 31, 2015 and assuming that all amortization payments and payments at maturity on our debentures will be made on their scheduled payment dates.
(3)	Consists of (1) obligations in connection with a business process outsourcing agreement, and (2) purchase obligations for network equipment pursuant to binding obligations which include all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.
(4)	Consists of estimated bi-annual fees due to ANATEL under our concession agreements expiring in 2025. These estimated amounts are calculated based on our results for the year ended December 31, 2015.

(5)	Consists of payments due to ANATEL for radio frequency licenses. Includes accrued and unpaid interest as of December 31, 2015.
(6)	Consists of expected contributions to amortize the actuarial deficit of the BrTPREV plan.

We are also subject to contingencies with respect to tax, civil, labor and other claims and have made provisions for accrued liability for legal proceedings related to certain tax, civil, labor and other claims of R$4,434 million as of December 31, 2015. See “Item 8. Financial Information—Legal Proceedings” and note 21 to our consolidated financial statements.

Indebtedness

On a consolidated basis, our Euro-denominated indebtedness as of December 31, 2015 was R$24,222 million, our U.S. dollar-denominated indebtedness was R$22,714 million, and our real-denominated indebtedness was R$12,922 million. As of December 31, 2015, our Euro-denominated indebtedness bore interest at an average rate of 5.2% per annum, our U.S. dollar-denominated indebtedness bore interest at an average rate of 5.1% per annum, and our real-denominated indebtedness bore interest at an average rate of 13.3% per annum. As of December 31, 2015, 33.4% of our debt bore interest at floating rates, including the effect of swap operations.

Short-Term Indebtedness

Our short-term debt, consisting of the current portion of long-term borrowings and financings, was R$11,927 million as of December 31, 2015. Under our financing policy, we generally do not incur short-term indebtedness, as we believe that our cash flows from operations generally will be sufficient to service our current liabilities.

Long-Term Indebtedness

Our principal sources of long-term debt are:

•	fixed-rate notes issued in the international market;

•	credit facilities with international export credit agencies;

•	unsecured lines of credit obtained from Brazilian and international financial institutions;

•	credit facilities with BNDES;

•	debentures issued in the Brazilian market; and

•	real estate securitization transactions.

Some of our debt instruments require that Oi or Telemar comply with financial covenants, annually, semi-annually or quarterly, the most restrictive of which require Oi to maintain a consolidated debt to consolidated EBITDA, determined based on our financial statements prepared in accordance with Brazilian GAAP, for the prior 12-month period less than or equal to 4.0 to 1.0 at the end of each fiscal quarter until maturity. Under each of these debt instruments, the creditor has the right to accelerate the debt if, at the end of any applicable period we are not in compliance with the defined financial covenants ratios.

In anticipation of the completion of the PT Portugal Disposition, we executed temporary modifications of each of our debt instruments that contains such financial maintenance covenants (other than our debt instruments with BNDES), pursuant to which the consolidated debt to consolidated EBITDA ratio that Oi was required to maintain was increased to 6.0 to 1.0 for each of the fiscal quarters of 2015.

Our debt facilities with BNDES contained a number of financial covenants (including ratios with respect to shareholders equity to total assets and consolidated debt to EBITDA) that were measured on a semi-annual basis on June 30 and December 31. Under these debt facilities, noncompliance with two or more of these covenants in one semi-annual period would automatically trigger the right of BNDES to retain proceeds (in an amount equivalent to three times our next amortization payment under each debt facility with BNDES) from receivables otherwise payable to us in reserve accounts pledged for the benefit of BNDES until such time as the breach is cured.

On June 30, 2015, we were not in compliance with the covenants in each of our debt facilities with BNDES that require Oi to maintain a shareholder’s equity to EBITDA ratio of at least 0.25 to 1 and a consolidated debt to EBITDA ratio of less than 4.0 to 1. As a result, BNDES, had the right to retain proceeds from receivables in reserve accounts pledged for the benefit of BNDES, as described above. In November, 2015, we and BNDES amended the terms of each of our debt facilities with BNDES. As a result of these amendments, (1) the consolidated debt to consolidated EBITDA ratio that Oi was required to maintain was increased to 6.0 to 1.0 for the December 31, 2015 measurement date, (2) the measurement period under each of these debt facilities was reduced to quarterly periods, and (3) BNDES has the right to accelerate the debt under each of these debt facilities, at the end of any applicable period, we are not in compliance with two or more of the financial covenants contained in these debt facilities.

Prior to December 31, 2015, we executed temporary modifications of each of our debt instruments that contains covenants requiring Oi to maintain specified levels of consolidated debt to consolidated EBITDA (other than the debt instruments governing Oi’s 5th and 9th issuances of debentures), pursuant to which Oi was required to maintain a consolidated net debt to consolidated EBITDA ratio of no more than 6.0 to 1.0 as of December 31, 2015. Most of these waivers and amendments continue to require Oi was required to maintain a consolidated net debt to consolidated EBITDA ratio of no more than 6.0 to 1.0 for each of the fiscal quarters of 2016. Upon the expiration of these waivers and under the terms of these amendments, the consolidated debt to EBITDA ratio that Oi is required to maintain under each of these debt instruments will be reduced to their pre-existing levels, the most restrictive of which will require that Oi maintain a consolidated debt to EBITDA ratio of less than 4.0 to 1.0. We have repaid the principal amount outstanding under Oi’s 5th and 9th issuances of debentures in the aggregate amount of R$23 million.

Under the amendments to our revolving credit facility, we agreed to additional conditions applicable to further extensions of credit under this facility. All amounts outstanding under this facility were repaid at maturity in January 2016 and we have terminated this facility.

We were in compliance with each of the financial covenants applicable the debt instruments to which Oi and its subsidiaries are a party as of December 31, 2015 (other than the debt instruments governing Oi’s 5th and 9th issuances of debentures). We are seeking waivers from those creditors for which these waivers and amendments do not cover all measurement periods to and including the periods ending on December 31, 2016. We cannot provide investors with any assurance that these waivers will be obtained. In the event that we are unable to obtain waivers of the anticipated breaches of these covenants in these debt instruments, or identify and implement financial and strategic alternatives to optimize our liquidity and debt profile, we may be unable to meet our obligations under these debt instruments in the event that the creditors under these debt instruments seek to enforce their available remedies.

Under the Trust Deed governing the PTIF Bonds, we were required to file audited financial statements of PTIF as of and for the year ended December 31, 2014 with the Dutch Chamber of Commerce no later than January 31, 2016. On April 29, 2016, the PTIF Trustee delivered a written notice to PTIF and Oi noting that the failure of PTIF to provide the 2014 audited financial statements constituted a potential event of default under the PTIF Bonds and requesting the delivery of those financial statements. PTIF is continuing to work with its auditor to complete the preparation of its 2014 audited financial statements as soon as possible.

The PTIF Trustee has notified PTIF that if PTIF fails to deliver the financial statements on or prior to May 29, 2016 and the PTIF Trustee determines that this failure is materially prejudicial to the interests of the holders of the PTIF Bonds, the PTIF Trustee could declare that the PTIF Bonds are immediately due and repayable. Under the terms of the PTIF Bonds, the PTIF Trustee is not obliged to exercise its discretion to declare any PTIF Bonds immediately due and repayable or to take any other action to enforce the rights of the holders of the PTIF Bonds unless it shall have been indemnified to its satisfaction and specifically directed or requested to do so by a requisite percentage of the holders of the PTIF Bonds in accordance with the terms and conditions of the PTIF Bonds.

The instruments governing a substantial portion of our indebtedness contain cross-acceleration clauses and the occurrence of an event of default under one of these instruments, could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness or those obligations. Were a substantial amount of our outstanding indebtedness to be accelerated, we may not have sufficient funds to repay such debt when due.

As of December 31, 2015, all of our debt instruments with BNDES were secured by pledges of certain of our accounts receivable.

The following discussion briefly describes certain of our significant financing transactions.

Fixed-Rate Notes

As of December 31, 2015, we had 14 series of fixed-rate debt securities that were issued in the international market. All of these securities pay interest semi-annually or annually in arrears.

The following table sets forth our outstanding fixed-rate debt securities as of December 31, 2015, the outstanding principal amount of these securities and their maturity dates.

Security	Outstanding Principal Amount		Final Maturity
	(in millions)

PTIF 5.625% Notes due 2016(1)		€532	February 2016
PTIF 6.25% Notes due 2016(1)		€232	July 2016
Oi 9.75% senior notes due 2016(2)	R$	1,055	September 2016
PTIF 4.375% Notes due 2017(1)		€384	March 2017
PTIF 5.242% Notes due 2017(1)		€250	November 2017
Oi 5.125% senior notes due 2017(3)		€578	December 2017
PTIF 5.875% Notes due 2018(1)		€750	April 2018
Oi 9.500% senior notes due 2019(3)	US$	138	April 2019
PTIF 5.00% Notes due 2019(1)		€750	November 2019
PTIF 4.625% Notes due 2020(1) IF		€1,000	May 2020
Oi 5.500% senior notes due 2020(3)	US$	1,787	October 2020
Oi Brasil Holdings Coöperatief U.A. 5.625% senior notes due 2021(1)		€600	June 2021
Oi Brasil Holdings Coöperatief U.A. 5.75% senior notes due 2022(1)	US$	1,432	February 2022
PTIF 4.5% Notes due 2025(1) IF		€500	June 2025

(1)	These notes are fully and unconditionally guaranteed by Oi S.A.
(2)	These notes are denominated in reais and payments of principal and interest under these notes are payable in U.S. dollars at prevailing exchange rates at the time of payment.
(3)	These notes are fully and unconditionally guaranteed by Telemar Norte Leste S.A.

Export Credit Agency Credit Facilities

As of December 31, 2015, we had entered into 13 export credit facility agreements under which we have borrowed funds to make equipment purchases related our fixed-line and mobile telecommunications infrastructure. The lender under some of these export credit facility agreements are the export credit agencies. Under the remainder of these export credit facility agreements, the export credit agencies have guaranteed or insured our obligations to the lenders, which are international financial institutions. Interest these export credit facility agreements is payable semi-annually in arrears and principal amortizes in equal semi-annual installments through maturity.

The following table sets forth our outstanding export credit facility agreements as of December 31, 2015, the export credit agency, the borrower under the facility, the outstanding principal amount, the interest rate, the number of remaining amortization payments and the final maturity dates.

Export Credit Agency	Borrower		Outstanding Principal Amount		Interest Rate	Number of Remaining Amortization Payments		Final Maturity
			(in US$ millions)

China Development Bank (2009)(1)	Telemar		US$	27	LIBOR plus 2.50%	1		February 2016
China Development Bank (2009)	Telemar			53	LIBOR plus 2.50%	2		October 2016
China Development Bank (2015)(2)	Telemar	(3)		600	LIBOR plus 1.90%	5	(4)	December 2020
China Development Bank (2015)(5)	Telemar	(3)		33	LIBOR plus 2.00%	14	(6)	June 2025
FINNVERA (2008)	Telemar	(3)		106	LIBOR plus 1.07%	6		December 2018
FINNVERA (2009)	Telemar	(3)		235	LIBOR plus 1.70%	8		August 2019
FINNVERA (2011)	Telemar			129	LIBOR plus 0.90%	11		February 2021
FINNVERA (2014):
Tranche A	Oi			123	LIBOR plus 1.00%	14		November 2022
Tranche B	Oi			0	LIBOR plus 1.00%	16		November 2023
ONDD (2010):
Tranche A	Telemar			36	LIBOR plus 1.40%	8		August 2019
Tranche B	Telemar			84	LIBOR plus 1.40%	10		August 2020
ONDD (2013):
Tranche A	Oi			81	LIBOR plus 1.50%	13		March 2023
Tranche B	Oi			40	LIBOR plus 1.50%	15		March 2024
Export Development Canada (2012)	Telemar			153	2.25%	13		May 2022
EKN (2011): (7)								June 2021
Tranche A	Telemar			22	2.21%	7		February 2020
Tranche B	Telemar			40	2.21%	9		February 2021
Nordic Development Bank (2008)	Telemar			35	LIBOR plus 1.18%	6		July 2018

(1)	All amounts outstanding under this facility were paid at maturity in February 2016.
(2)	The proceeds of this credit facility were required to be used to pay up to 70% of the existing financial indebtedness due and payable by Oi or Telemar since January 1, 2015 and through December 2016.
(3)	The obligations under this credit export facility agreement are fully and unconditionally guaranteed by Oi S.A.
(4)	The outstanding principal amount of these loans is payable in four unequal semi-annual installments commencing in April 2019 with a final payment upon maturity in December 2020.
(5)	An additional US$568 million is available for disbursement under this facility.
(6)	The outstanding principal amount of these loans is payable in 13 unequal semi-annual installments commencing in April 2019 with a final payment upon maturity in June 2025.
(7)	All amounts outstanding under this facility were paid in April 2016 pursuant to a requirement that we prepay all outstanding amounts in the event that our credit rating was downgraded below Ba2 by Moody’s or BB by Fitch.

Unsecured Lines of Credit

In May 2008, Telemar entered into an unsecured line of credit with a Brazilian financial institution in the aggregate amount of R$4,300 million to finance the acquisition of control of Oi. The loans under this line of credit originally bore interest at the rate of the CDI rate plus 1.30% per annum, payable semi-annually in arrears in May and November of each year, commencing in May 2010. As a result of the renegotiation of the terms and conditions of these loans in May 2011, these loans bear interest at the rate of the CDI rate plus 1.00% per annum from May 2011 to May 2014 and at the rate of CDI rate plus 1.83% per annum from May 2014 to May 2018. The principal of these loans is payable in seven equal annual installments, commencing in May 2010. As of December 31, 2015, the outstanding principal amount under this line of credit was R$2,304 million.

In November 2011, Oi, Oi Mobile, Telemar and TNL PCS entered together into a revolving credit facility with a syndicate of international institutions. As a result of the merger of TNL PCS with and into Oi Mobile in February 2014, Oi Mobile assumed all of TNL PCS’s rights and obligations under this credit facility. Under this facility, up to US$1 billion aggregate principal amount will be available for disbursement to the borrowers during the five-year term of this facility. As of December 31, 2015, the outstanding principal amount under this revolving credit facility was US$700 million. As of the date of this annual report, all amounts outstanding under this revolving credit facility have been repaid and this facility has been terminated.

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

The following table sets forth selected information with respect to our BNDES credit facilities as of December 31, 2015.

Facility	Outstanding Principal Amount	Interest Rate	Amortization Schedule		Final Maturity
	(in millions of reais)

Oi Mobile 2009 credit facility(1):
Floating-rate loans	71	TJLP plus 3.95%	Monthly	(2)	December 2018
Fixed-rate loans	16	4.50%	Monthly	(2)	December 2018
2012 credit facility:
Oi A loans	360	TJLP plus 4.08%	Monthly	(3)	July 2021
Oi B loans	49	2.50%	Monthly	(3)	January 2021
Oi C loans	157	2.50%	Monthly	(3)	January 2021
Telemar A loans	678	TJLP plus 4.08%	Monthly	(3)	July 2021
Telemar B loans	109	2.50%	Monthly	(3)	January 2021
Telemar D loans	71	TJLP plus 2.18%	Monthly	(3)	January 2021
Telemar E loans	6	TJLP	Monthly	(3)	January 2021
Oi Mobile A loans(4)	398	TJLP plus 4.08%	Monthly	(3)	July 2021
Oi Mobile B loans(4)	96	2.50%	Monthly	(3)	January 2021
Oi Mobile C loans(4)	29	2.50%	Monthly	(3)	January 2021

(1)	Represents four separate facilities. On September 30, 2013, the obligations of Telemar under its 2009 Credit Facility and the obligations of Oi under its 2009 Credit Facility were assumed by TNL PCS, in each case with the consent of BNDES. As a result of the merger of TNL PCS with and into Oi Mobile in February 2014, Oi Mobile assumed TNL PCS’s obligations under this credit facility and the obligations of TNL PCS under its 2009 Credit Facility.
(2)	Amortization on this facility commenced in January 2012.
(3)	Amortization on this facility commenced in August 2015.
(4)	As a result of the merger of TL PCS with and into Oi Mobile in February 2014, Oi Mobile assumed TNL PCS’s obligations under this credit facility.

Debentures

We have issued several series of debentures in the Brazilian market. All of these securities pay interest annually or semi-annually in arrears. The table below sets forth our outstanding debentures as of December 31, 2015, the outstanding principal amount of these securities, the applicable interest rates, and their maturity dates.

Security	Outstanding Principal Amount		Interest Rate	Final Maturity
	(in millions of reais)

Oi 9th issuance; 1st series (1)	R$	10	CDI plus 0.94%	March 2017
Oi 8th issuance		2,350	CDI plus 1.15%	December 2018(2)
Oi 10th issuance		1,500	CDI plus 0.75%	March 2019
Oi 9th issuance; 2nd series (1)		43	IPCA plus 6.20%	March 2020(3)
Oi 5th issuance; 2nd series (1)		6	IPCA plus 7.98%	April 2020
Telemar 2nd issuance		31	IPCA plus 0.50%	July 2021

(1)	All outstanding amounts under these debentures were prepaid in April 2016.
(2)	The outstanding principal amount of these debentures is payable in three equal annual installments in December 2016, 2017 and 2018.
(2)	The outstanding principal amount of these debentures is payable in two equal annual installments in March 2019 and 2020.

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

We received net proceeds from the assignment of lease receivables in the total aggregate amount of R$1,585 million on a consolidated basis, and recorded our obligations to make the assigned payments as short- and long-term debt in our consolidated financial statements. The aggregate net effective interest rate on this transaction is 102% of the CDI rate. The proceeds raised in this transaction were used to repay short-term debt. In June 2012, each of Copart 4 and Copart 5 partially redeemed the CRIs that they had issued for an aggregate amount of R$393 million. As of December 31, 2015, the aggregate liability under these leases was R$952 million.

Capital Expenditures

During 2015 we followed the strategy included in the Transformation Plan of modernizing our core network, with a focus on infrastructure improvements and enhancing our customers’ experience, by making strategic investment decisions that allow us to do more with less. As a result, we expanded our fiber optic backbone, which enhanced our data traffic capabilities for fixed and mobile networks, to keep up with the growing demand, In addition, our performance on ANATEL’s network quality metrics improved.

Our efforts to lower our capital expenditures in 2015 include: (1) renegotiating contracts with our suppliers; (2) increasing our involvement in fixed network sharing, including RAN sharing on our 4G network; and (3) structural projects that increase the efficiency of services to both fixed and mobile broadband customers (i.e. faster downloads, higher quality HD video channels, and improved voice and video calls) and reduce infrastructure costs.

Our capital expenditures on property, plant and equipment and intangible assets of our continuing operations were R$3,681 million in 2015, R$5,382 million in 2014 and R$6,614 million in 2013. Our capital expenditures on property, plant and equipment and intangible assets of our discontinued operations were R$911 million in 2014. The following table sets forth our capital expenditure payments on plant expansion and modernization of our continuing operations for the periods indicated.

	Year Ended December 31,
	2015		2014		2013
	(in millions of reais)

Data transmission equipment	R$	1,201	R$	1,207	R$	1,699
Installation services and devices		358		878		625
Mobile network and systems		528		877		1,120
Voice transmission		605		663		886
Information technology services		380		454		370
Telecommunication services infrastructure		444		281		405
Buildings, improvements and furniture		73		166		289
Submarine cables		—		—		23
Network management system equipment		72		113		227
Backbone transmission		293		159		69
Internet services equipment		2		3		6
Other		208		478		531

Total capital expenditures		4,164		5,279		6,250

Our principal capital expenditures relate to a variety of projects designed to expand and upgrade our data transmission networks, our mobile services networks, our voice transmission networks, our information technology equipment and our telecommunications services infrastructure.

Data Transmission Equipment Programs

In our access networks, we have been engaged in a program of deploying FTTH technology to support our “triple play” and “quadruple play” services, using a GPON network engineered to support satellite video transport services, IP TV and RF overlay video services, internet with speeds up to up to 200 Mbps, and VoIP services.

We have acquired and installed data communications equipment to convert elements of our networks that used ATM protocol over legacy copper wire and SDH protocols to MPLS protocol over optical fiber, which supports IP and permits the creation of VPNs through our MetroEthernet networks. We also deployed an optical switching layer based on optical transport network technology in order to provide more efficient use of our DWDM capacity, fast restorations, and IP routers traffic offloading.

In 2015 Oi began implementing a new broadband data communications network architecture, which we refer to as the Single Edge project. This architecture enables Oi to offer access network services such as mobile, broadband, IPTV, and B2B in a single platform, which eliminates the need for individual management of each type of access network, expedites the resolution of networks problems and minimizes maintenance and operation costs.

In 2015, we transformed our IP backbone to expand its capacity and speed to operate 10/100 Gbps line rate interfaces on our new OTN/DWDM network over 30,000 km of fiber-optic cable. The OTN/DWDM network is designed to protect against interruptions in service caused by external events and accidents. Since January 2014, Our OTN/DWDM network has experienced an average annual growth of traffic, especially in data traffic, of more than 40% per year.

In addition to expanding our IP backbone capacity, we are continuing to simplify our transport network architecture through the adoption of the single edge concept, which means using one single router to join our commercial, mobile and residential functions that would otherwise require many specialized routers. We believe that this network simplification will reduce both capital and operational expenditures.

Mobile Services Network Programs

2G & 3G Networks

We are implementing wireless local loop technology in areas not supported by our fixed-line network to provide service to our customers through our 2G network.

We have undertaken a project to upgrade a portion of our mobile networks to enable us to increase the capacity of our mobile network. Since December 2007, when we acquired our authorizations to provide 3G services, we have engaged in a program of developing our 3G network. We are deploying new radio base stations and transceivers to improve our 3G coverage and quality in areas we already serve, reducing the level of signal congestion in these areas, and to expand our 3G service to municipalities in Regions I, II and III where we currently do not provide 3G service. We are continuing to upgrade portions of our 3G mobile network to support greater data rates through the HSPA+ standard.

In 2014, we extended our service area to include 118 new municipalities with 3G technology. We also activated HSPA+ in 3,302 sites in 2014, which allowed our customers to transfer data at higher speeds. We currently provide 3G services to 1,290 municipalities. We have increased the capacity of our 3G network in order to support the growing demand for mobile data services. We expect to perform capacity expansions in 37% of our existing 3G sites during 2016 to increase the speed of our 3G connection. Furthermore, in order to improve the experience of our data service users, we began granting our 2G users access to our 3G network by migrating the user’s data plan from 2G to 3G and upgrading their devices to be 3G compatible.

4G Network

In June 2012, we acquired the authorizations and radio frequency licenses necessary for us to commence the offering of 4G services throughout Brazil. We intend to offer 4G services throughout Brasil using LTE network technology and have begun deploying our 4G network. As part of this project, we have upgraded our existing mobile core to the LTE Evolved Packet Core, using an Evolved NodeB base station under a Radio Access Network that we will share with other Brazilian mobile services operators.

In 2013, we commenced offering 4G services in the 12 cities where the FIFA World Cup was held, pursuant to the 2013 RAN Sharing Agreement. For a discussion of RAN sharing, see “Item 4: Information on the Company—Network and Facilities—Infrastructure Sharing Agreements—4G Network.” In addition, we extended LTE services in 2015 to cities with over 200,000 inhabitants, including 88 new municipalities, as a result of obligations imposed by ANATEL.

Voice Transmission Network Programs

We are engaged in a program of investing in new equipment for our switching station to support next-generation networks to support offerings of new value-added services to our fixed-line customers. We believe that our investment in next-generation networks will:

•	assist us in meeting the increased demand for long distance traffic, both domestic and international, through the use of VoIP;

•	permit us to offer differentiated services, such voice over broadband; and

•	significantly promote fixed-to-mobile convergence.

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

Information Technology Services Programs

We are investing in the expansion of supply of our cloud computing services in data centers, particularly in the State of São Paulo, in order to support the growing demand from our corporate customers. Our cloud computing services enable us to provide our customers with integrated telecommunications and information technology solutions.

Telecommunications Services Infrastructure Programs

We are investing in several structural projects in order to improve and modernize our business support systems, or BSS, and operational support systems, or OSS, and consolidate duplicative systems resulting from integrating previously acquired companies, thereby optimizing our capital and operational expenditure investments. Based on the Telemanagement Forum frameworks and best practices, our main projects are unified customer relationship management; network provisioning services; order management; consolidation of network inventory; network planning, project and construction; network fault management; performance management; customer experience management; API management and digital self-care, among others.

One of the primary projects connected to the OSS is related to assurance and quality. In March 2013, we began investing in a transition from a network centric monitoring system to a customer focused approach and thereby our network operations will migrate from network operations centers to service operations centers which will provide more efficient and customer-based support. We expect to complete this project in January 2017.

Another of our projects is to improve fulfillment by speeding up service creation and provisioning, reduce costly human intervention and increase overall customer quality of experience through automation of fulfillment processes. Our goal is to evolve as close as possible to a zero-touch provisioning process, without user intervention. This project began in March 2012 and is expected to be completed in December 2016.

We are investing in the expansion of our transport networks in an effort to ensure that our networks continue to have the capacity to serve our customers and to support our plans to expand our services. In 2015, we activated the first chain in Brazil of entirely 100 Gbps interfaces along our OTN/DWDM network of over 30,000 km of fiber optic cables connecting 12 Brazilian capitals (Rio de Janeiro, São Paulo, Belo Horizonte, Vitoria, Porto Alegre, Florianópolis, Curitiba, Salvador, Fortaleza, Recife, Teresina and Brasilia). This structural transformation is intended to increase the quality and data transmission capacity of our network as well as protect against interruptions in service caused by external events and accidents.

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

Our by-laws provide for a board of directors of up to 11 members and an equal number of alternate members. As of the date of this annual report, our board of directors is composed of 10 members and nine alternate members. During periods of absence or temporary unavailability of a regular member of our board of directors, the corresponding alternate member substitutes for the absent or unavailable regular member.

The members of our board of directors are elected at general meetings of shareholders for two-year terms and are eligible for reelection. The terms of all current members expire at our annual shareholders’ meeting that approves the financial statements for the year ended December 31, 2017. Members of our board of directors are subject to removal at any time with or without cause at a general meeting of shareholders. Our by-laws do not contain any citizenship or residency requirements for members of our board of directors. Our board of directors is presided over by the chairman of the board of directors, and, in his absence, on an interim basis, by his designated alternate. The chairman of our board of directors is elected by the general meeting of shareholders that elects the directors. Our by-laws provide that the chairman of our board of directors may not serve as our chief executive officer.

Our board of directors ordinarily meets once every month and extraordinarily when a meeting is called by the chairman or any two other members of our board of directors. Decisions of our board of directors require a quorum of a majority of the directors and are taken by a majority vote of those directors present.

The following table sets forth certain information with respect to the current members of our board of directors and their alternates.

Name	Position	Member Since	Age

José Mauro Mettrau Carneiro da Cunha	Chairman	February 2009	66
Fernando Marques dos Santos	Alternate	May 2012	63
Luiz Antonio do Souto Gonçalves	Director	September 2015	59
Joaquim Dias de Castro	Alternate	September 2015	37
Rafael Luís Mora Funes	Director	October 2014	51
João do Passo Vicente Ribeiro	Alternate	September 2015	67
João Manuel Pisco de Castro	Director	February 2016	50
Pedro Guimarães e Melo de Oliveira Guterres	Alternate	February 2016	44
Luís Maria Viana Palha da Silva	Director	September 2015	59
Maria do Rosário Amado Pinto Correia	Alternate	February 2016	61
André Cardoso de Menezes Navarro	Director	September 2015	52
Nuno Rocha dos Santos de Almeida e Vasconcellos	Alternate	September 2015	51
Thomas Cornelius Azevedo Reichenheim	Director	September 2015	68
Sérgio Bernstein	Alternate	April 2014	79
Robin Anne Bienenstock	Director	September 2015	47
Marcos Grodetzky	Alternate	September 2015	59
Marten Pieters	Director	September 2015	62
Pedro Zañartu Gubert Morais Leitão	Alternate	September 2015	50
Ricardo Malavazi Martins	Director	September 2015	51

We summarize below the business experience, areas of expertise and principal outside business interests of our current directors and their alternates.

Directors

José Mauro Mettrau Carneiro da Cunha. Mr. Cunha has served as our chairman since February 2009. From January 2013 until June 2013, Mr. Cunha served as our interim chief executive officer, during which time he resigned as chairman and member of our board of directors. He resumed his position as our chairman and a member of our board of directors in June 2013. Mr. Cunha has also served as chairman of the board of directors of Dommo Empreendimentos Imobiliários since 2007. He previously served as chairman of the board of directors of (i) TNL from April 1999 until March 2003 and from April 2007 until February 2012, where he also served as an alternate director in 2006; (ii) Telemar Norte Leste S.A. from April 2007 until April 2012, where he served as a member of the board of directors from April 1999 until May 2012; (iii) TNL PCS from April 2007 until April 2012; (iv) Tele Norte Celular Participações S.A. from April 2008 until February 2012; and (v) Coari Participações S.A. from May 2007 until February 2012. In addition, Mr. Cunha was a director of TmarPart from April 2008 until September 2015. He has also served on the board of directors of Santo Antonio Energia S.A. since April 2008 and Pharol since May 2015. He was a member of the board of directors of Vale S.A. from April 2010 until April 2015. Mr. Cunha was an executive officer of Lupatech S.A. from April 2006 to April 2012, where he served as a member of the board of directors from April 2006 to April 2012. He has also held several executive positions at BNDES, and was a member of its board of executive officers from 1991 to 2002. He was the vice president of strategic planning of Braskem S.A. from February 2003 to October 2005, and business consultant from November 2005 to February 2007. Mr. Cunha was a member of the board of directors of Log-In Logistica Intermodal from April 2007 to March 2011, Braskem S.A. from July 2007 to April 2010, Banco do Estado do Espírito Santo S.A. (Banestes) from April 2008 to April 2009, Light Serviços de Eletricidade S.A. from December 1997 to July 2000, Aracruz Celulose S.A. from June 1997 to July 2002, FUNTTEL from December 2000 to January 2002, FUNCEX- Fundação Centro de Estudos do Comércio Exterior from June 1997 to January 2002, and Politeno Indústria e Comércio S.A. from April 2003 to April 2004. Mr. Cunha holds a bachelor’s degree in mechanical engineering from Universidade Católica de Petrópolis in Rio de Janeiro and a master’s degree in industrial and transportation projects from Instituto

Alberto Luiz Coimbra de Pós-Graduação (COPPE) at Universidade Federal do Rio de Janeiro. He attended the Executive Program in Management at the Anderson School at the University of California in Los Angeles.

Luiz Antonio do Souto Gonçalves. Mr. Gonçalves has been serving on our board of directors since September 2015. He is currently the superintendent of the Venture Capital area of BNDES Participações S.A. (BNDESPAR), responsible for the investment, monitoring, and divestiture in closely-held companies of the BNDESPAR portfolio and Equity Investment Funds since 2011. Mr. Gonçalves started his career at BNDES in 1982 as engineer of the Priority Area, where he also served as planning manager of BNDESPAR, head of the Urban Mobility Department, head of the Planning Department of BNDES, and superintendent of the capital markets area of BNDESPAR. He also worked as head of the Claims Department of Banco Bradesco between 1980 and 1982. Mr. Gonçalves holds a bachelor’s degree in mechanical engineering from UERJ in Rio de Janeiro (1980), an Executive MBA from COPPEAD/UFRJ in Rio de Janeiro (1980), a master’s degree in production engineering from COPPE/UFRJ in Rio de Janeiro (2001), and Ph.D. in production engineering from COPPE/UFRJ (2003 to 2004).

Rafael Luís Mora Funes. Mr. Funes has served as a member of our board of directors since October 2014 and has served as the coordinator of the Engineering, Technology and Networks Committee since September 2015. Mr. Funes is currently a member of the board of directors of Pharol, chairman of the board of directors of Webspectator Corp., and member of the Advisory Board of ISCTE Business School. Mr. Funes holds a bachelor’s degree in economy and business management from Malaga University.

João Manuel Pisco de Castro. Mr. Castro has served as a member of our board of directors since February 2016 and previously was an alternate member of our board of directors since September 2015. Mr. Castro serves as vice president of Grupo Visabeira SGPS S.A., Visabeira Imobiliária SGPS S.A., Visabeira Indústria SGPS S.A., Visabeira Participações Financeiras SGPS S.A., and Vista Alegre Atlantis SGPS S.A. He serves as the CEO of Visabeira Global SGPS S.A., Visagreen SGPS S.A., and Real Life Tecnologia de Informação S.A. and is the manager of the following companies: Ambitermo Engenharia e Equipamentos Térmicos S.A., Gevisar SGPS S.A., Granbeira Sociedade de Exploração e Comércio de Granitos, Granbeira II Rochas Ornamentais S.A., Visacasa S.A., Constructel (Belgium), Constructel Sweden AB, and Constructel (Russia). In addition, Mr. Castro has served as a member of the board of directors of Grupo Visabeira SGPS S.A. from 2002 to 2007, president of the Instituto de Gestão Financeira e de Infra-Estrutiuras da Justiça I.P. from 2007 to 2009 and as manager of the following companies: Visabeira Telecomunicações e Construção SGPS S.A. from 2002 to 2006, Visabeira Serviços SGPS S.A. from 2003 to 2005, Ifervisa S.A. from 2005 to 2007, Viatel S.A. from 2005 to 2007, Visacasa S.A. from 2003 to 2005, Figueira Paranova S.A. from 2005 to 2006 and Beiragás S.A. from 2000 to 2003. He also served as: manager of Visabeira Ltda. from 2004 to 2007, management advisor of Grupo Visabeira from 1995 to 2000, CEO of Grupo Visabeira in Azores from 1993 to 1995, regional officer of Grupo Visabeira in Lisbon from 1989 to 1993, head of department of Centro e Exploração de Carcavelos dos TLP from 1985 to 1989, specialist in production management of TLP from 1983 to 1985, professor at Escola Salesiana do Estoril from 1981 to 1983 and managing partner and professor of Externato das Neves, Viana do Castelo from 1977 to 1981. Mr. Castro holds a bachelor’s degree in electrical engineering, with a specialization in telecommunications and electronics, from Instituto Superior Técnico and an MBA from Faculdade de Economia da Universidade de Lisboa.

Luís Maria Viana Palha da Silva. Mr. Silva has served as a member of our board of directors since September 2015 and currently serves as chairman of the board of directors and CEO of Pharol. Mr. Silva served as vice-chairman of the board of directors and executive committee of GALP Energia, SGPS, SA from 2102 to 2015. He was a member of the board of directors and audit committee of NYSE Euronext from 2012 to 2013. Mr. Silva worked at Jerónimo Martins, SGPS, S.A. as CFO from 2001 to 2004, and as CEO from 2004 to 2010. In 2011, he worked at Jerónimo Martins, SGPS, S.A. as non-executive member of the board of directors and chairman of the corporate responsibility committee. He served as CFO of CIMPOR - Cimentos de Portugal from 1995 to 2001 and as State Secretary of Commerce of Portugal from 1992 to 1995, responsible for foreign economic relations, trade and investment, and supervision of domestic trade, food security, and antitrust enforcement. Mr. Silva served as CFO at COVINA, Companhia Vidreira Nacional, from 1987 to 1992. Mr. Silva holds a bachelor’s degree in economics from Instituto Superior de Economia (1978) and in business administration from Universidade Católica Portuguesa (1981). He attended the Advanced Management Program at University of Pennsylvania - Wharton School of Economics (2005).

André Cardoso de Menezes Navarro. Mr. Navarro has served as a member of our board of directors since September 2015. He also serves as general director of Millennium Investment Bank where he is responsible for the investment division, and as a member of the board of directors of Interoceanico where he is responsible for monitoring the company’s investment portfolio management. He acted as chairman of the Banco Privado Atlantico Europa from 2008 to 2014, as CEO of Société Generale Corporate and Investment Bank from 2002 to 2008, and as shareholder and managing director of Fundamentis Investimentos from 2000 to 2002. Between 1998 and 2002, he worked as managing director of the International Division of Banco Espírito Santo and, between 1992 and 1998, as managing director of the Corporate and the Investment Divisions of the same bank. He worked in the Investment Area of the Companhia Nacional de Mineração (Brazil) from 1986 to 1990, and as credit analyst of the Chase Banco Lar (Brazil) from 1986 to 1988. He graduated with a law degree from the State University of Rio de Janeiro in 1986, received a graduate degree in Finance from the Fundação Getúlio Vargas (“FGV”) in 1988, an MBA from the American Graduate School of International Business - Thunderbird, in 1992, and attended the Executive Program in Leadership at the Harvard Business School in 2014.

Thomas Cornelius Azevedo Reichenheim. Mr. Reichenheim has served as a member of our board of directors since September 2015. He has been the CEO of Carisma Comercial Ltda., a foreign trade company, since 2002, and a member of the board of directors of Jereissati Telecom S.A. since 2010. He served as market relations officer and member of the management of Grupo Jereissati from 1984 to 2015. He served as member of the board of directors of Didier & Levy Associados, a brokerage firm, from 1998 to 2014. Mr. Reichenheim served as: (i) commercial officer, insurance officer, and investment officer of Banco Auxiliar from 1977 to 1983; (ii) foreign exchange manager, commercial manager, and assistant officer of Banco Real from 1972 to 1977; and (iii) trainee of the marketing area of Banco Unibanco from 1969 to 1971. Mr. Reichenheim holds a bachelor’s degree in business administration from EAESP - FGV/SP (1972) and law from FMU (1972). He holds graduate degrees in business administration and finance from EAESP FGV/SP.

Robin Anne Bienenstock. Ms. Bienenstock has served as a member of our board of directors since September 2015. Ms. Bienenstock, a telecom expert, is a partner of Gladwyne Partners, an investment fund. Previously, she was the senior analyst covering Latin American and European Telecoms at Sanford C Bernstein for seven years. Ms. Bienenstock was an associate principal at McKinsey & Co. She started her career working for Bunting Warburg as an investment banking analyst and also worked for the European Union Administration of Mostar in Bosnia, managing a revolving loan fund for small and medium companies. Ms. Bienenstock holds a bachelor’s degree from Oxford University in politics, philosophy and economics, a master’s degree from SDA Bocconi in international economics and management.

Marten Pieters. Mr. Pieters has served as a member of our board of directors since September 2015. He served as managing director and chief executive officer of Vodafone India Ltd. (before that Vodafone Essar Ltd) in India from April 2009 until April 2015. Mr. Pieters has served as vice chairman and chairman of Cellular Operators Association of India between August 2012 and July 2015. Mr. Pieters served as chief executive officer of MSI, which became Celtel International B.V., from 2003 until 2007, during which period the company with mobile operations in 14 African countries was acquired by MTC Kuwait. Between 1989 and 2003, he worked at KPN, the Dutch incumbent operator, where he has served as member of the executive management board of KPN Telecom since 2000 as the person responsible for the Business Solutions division of KPN and for its investments in emerging markets. Mr. Pieters also served as executive vice president of the international operations division of KPN, covering Eastern and Central Europe, Asia, and the United States. In 1989, he started working at KPN as secretary of the board of directors. He also served as commercial officer and general manager of a telecommunications district. Since 1995, Mr. Pieters has been serving in KPN as vice president of the international operations division, and was responsible for the affiliates of KPN. Since 1998, he has been serving as executive vice president for KPN International. He was a member of the (supervisory) boards of a number of operators, including Cesky Telecom in Czech Republic, Eircom plc in Ireland, Utel and UMC in the Ukraine, Pannon GSM in Hungary, Euroweb, KPNQwest and Xantic, a joint venture between Telstra and KPN. Mr. Pieters served as non-executive officer of Millicom International Cellular SA between May 2008 and February 2009. Before beginning his career in the telecommunications industry, Mr. Pieters worked for 11 years (from 1979 until 1989) at the Royal Smilde Foods as chief financial and strategic planning officer and CEO of certain subsidiaries in the Netherlands. Mr. Pieters currently is a member of the board of directors of Vodafone India, INDUS Towers and Vodacom in South Africa. He is actively involved in charities and serves as chairman of the supervisory board of the Investment Fund for Health in Africa. He also serves as officer of Social Investor Foundation for Africa. Mr. Pieters holds a law degree from University of Groningen, Netherlands, and a graduate degree in economics from the University of Groningen, Netherlands.

Ricardo Malavazi Martins. Mr. Martins has served as a member of our board of directors since September 2015. He has been a member of the board of directors of Jereissati Participações S.A., a company that holds equity interest in other companies, since March 2011 and a member of the board of directors of Pharol since May 2015. He is currently an associate of TPYX Assessoria Empresarial and has been serving as member of the Corporate Governance Committee of the American Chamber of São Paulo since 2003. Mr. Martins served as chief financial and investments officer of PETROS for 6 years and as officer and consultant of Stratus Investimentos (a private equity management firm) for 3 years. He was a member of the board of directors of the following companies: Trisul S.A.; Fras-Le S.A.; Iguatemi Empresa de Shopping Centers S.A.; CPFL; and Coteminas S.A. He was a member of the fiscal council of Brasil Telecom, Brasil Telecom Participações S.A., Telemar Participações S.A., and Tele Norte Leste Participações S.A. Mr. Martins was a member of the advisory board of ABVCAP (Associação Brasileira de Venture Capital e Private Equity) and of the investment committee of ABRAPP. He started his executive career as an economist focused on treasury transactions of banks (responsible for the economic areas of BCN and Bradesco) between 1990 and 2003, when he served as vice-president of the Economy Commission (Comissão de Economia) of FEBRABAN. Mr. Martins holds a bachelor’s degree in economics from UNICAMP, where he also attended courses in the master’s program, and attended courses for the MBA program in management at IBMEC-RJ.

Alternate Directors

Fernando Marques dos Santos. Mr. Santos has served as an alternate member of our board of directors since September 2015. He served as a member of our board of directors from May 2012 until September 2015. Since 2012, he has been an executive officer of BNDES, where he is responsible for the human resources, AGIR Project and information technology and processes departments. Prior to being named an executive officer, he served in the office of the president and vice-president of BNDES. Mr. Santos has worked at BNDES since 1983, having served as superintendent of the credit department from 1994 to 2003, manager of the credit department (compliance) from 1989 to 1994 and manager of the projects department from 1983 to 1989. He holds a degree in mechanical engineering from Universidade do Estado do Rio de Janeiro – UERJ.

Joaquim Dias de Castro. Mr. Castro has served as an alternate member of our board of directors since September 2015. He has been manager of the Capital Markets department of the BNDES since 2008 and worked in the Credit department of the BNDES from 2004 until 2008. Mr. Castro has been a member of the fiscal council of AES Eletropaulo since April 2011 and a member of the fiscal council of JBS SA since April 2013. He served as a member of the fiscal council of AES Tiete from April 2011 to April 2013 and as a member of the board of directors of Rede Energia S.A. from April 2010 to April 2012. He also served as a member of the board of directors of Renova S.A. from April 2013 to April 2014, a member of the board of directors of Light S.A. from April 2010 to April 2012, board of directors of Tele Norte Leste Participações S.A., Telemar Participações S.A. from June 2015 to September 2015, and CTX Participações S.A. from 2010 to 2012. Mr. Castro holds a bachelor’s degree in economics from Universidade Federal do Rio Grande do Sul and a master’s degree in economics from Escola de Pós Graduação em Economia da Fundação Getúlio Vargas - RJ.

João do Passo Vicente Ribeiro. Mr. Ribeiro has served as an alternate member of our board of directors since September 2015. He has been as manager of Pharol SGPS, S.A. since May 2015 and served as CEO of AMP-Sociedade Gestora de Fundos de Investimento Mobiliário from 2014 to 2015. He was appointed coordinator of the Work Group on Financial Mechanisms and Instruments to Support Tourism of the Tourism Office in Portugal in 2012. Mr. Ribeiro served as manager of SLN SGPS, S.A. from 2008 to 2009, manager of Banco Português de Negócios in 2008, president and founder of Quadrantis - Sociedade de Capital de Risco from 2007 until 2008, CEO of PME Investimentos from 2004 to 2007, CEO of APFIN-Associação Portuguesa das Sociedades Gestoras de Património e Fundos de Pensões from 2002 to 2003, manager of AF Investimento - Sociedade Gestora de Património e Fundos de Investimento do Grupo BCP from 2002 to 2003, general officer of BCP-Banco Comercial Português and Banco Português do Atlântico in the private banking, large companies, and retail banking areas from 1986 to 2002 and officer in Paris and London for the branches of Banco Português do Atlântico from 1980 to 1986 and of the Instituto de Crédito de Angola from 1974 to 1975. Mr. Ribeiro holds a bachelor’s degree in finance from Instituto Superior de Economia da Universidade de Lisboa and an MBA degree from INSEAD in Fontainebleau, France.

Pedro Guimarães e Melo de Oliveira Guterres. Mr. Guterres has been a member of our board of directors since February 2016 and previously served in this capacity from October 2014 to September 2015. Mr. Guterres has served as a regular member of the board of directors of Pharol Brasil Ltda. since 2015. Mr. Guterres was an officer of Telemar Participações S.A. from 2011 to 2015, a member of the board of directors of Bratel Brasil from 2011 to 2015, a member of the board of directors of Medi Telecom from 2008 to 2009 and director of planning and control of Portugal Telecom SGPS, S.A. (currently Pharol) from 2009 to 2010. Previously, Mr. Guterres held the positions of director of corporate finance of Portugal Telecom, SGPS, S.A. from 2008 to 2010, director of planning and control of PT Comunicações S.A. from 2007 to 2008, director of planning and control of PT Multimédia from 2003 to 2007 and director of business development of Portugal Telecom, SGPS, S.A. from 2000 to 2003. Before joining the Portugal Telecom Group, Mr. Guterres worked at Merrill Lynch Investment Banking from 1997 to 2000. Mr. Guterres holds a degree in economics from the Universidade Nova de Lisboa.

Maria do Rosário Amado Pinto Correia. Mrs. Pinto Correia has served as an alternate member of our board of directors since February 2016. She has served as a member of the board of directors of Pharol since 2015, chairman of Ferreira Marques & Irmão since 2012, and CEO of Topázio since 2012. Previously, Mrs. Pinto Correia held the positions of advisor to the Board of PT International Investments in 2007, chairman and legal representative of CTTC-Archway/Beijing from 2005 until 2007, member of the board of directors of PT Asia from 2005 until 2007, responsible for business development in Asia and Brasil for CLSBE Executive Education from 2012 until 2015, supervisor of Directel (Yellow Pages) Cosmos and Telesat (technical support for MCTV) activities from 2005 until 2007, CEO of Macau Cable TV from 2005 until 2007, director of client satisfaction and service quality at PT-SGPS in 2004, director of knowledge management and communication at PT Comunicações in 2003, head of office of OGILVYONE Portugal from 1994 until 2002), publisher of the Portugal edition of the Marie Claire magazine from 1992 until 1994), account director at McCann Direct and director of client service at McCann-Erickson Lisbon from 1987 until 1992, product manager & director of the Direct Mail Office at CTT – Correios de Portugal from 1981 until 1987. Mrs. Pinto Correia holds a bachelor’s degree in economics from the Católica Lisbon School of Business and Economics, a master’s degree in business by Nova School of Business and an MBA by Wharton School.

Nuno Rocha dos Santos de Almeida e Vasconcellos. Mr. Vasconcellos has served as an alternate member of our board of directors since September 2015. He is currently the chairman of the board of directors of the following companies: Rocha dos Santos Holding SGPS S.A., Ongoing Strategy Investments SGPS S.A., Ongoing TMT, Ongoing Media, Ongoing Energy, Económica SGPS, RS Holding SGPS, Insight Strategic Investments SGPS S.A., Ongoing Comunicações e Participações S.A., and Heidrick & Struggles. Mr. Vasconcellos was first elected as an executive officer of Pharol in 2006 and was reelected in 2012 and 2015. He served as the chairman of the board of directors of Rocksun S.A. from 2008 to 2012, member of the general council of ISCTE from 2009 to 2011, member of the board of executive officers of Automóvel Clube de Portugal from 2007 to 2011, managing partner of the consulting area of Heidrick & Struggles in Portugal from 1995 to 2006 and officer of Andersen Consulting (current Accenture) from 1987 to 1995. Mr. Vasconcellos holds a bachelor’s degree in business administration from Curry College in Boston.

Sérgio Bernstein. Mr. Bernstein has served as an alternate member of our board of directors since April 2014. Mr. Bernstein is a member of the board of directors of Iguatemi Empresa de Shopping Centers S.A., a holding company that invests in other companies. He began his career as a trainee in the finance department of General Electric do Brasil in 1961, where he eventually served as director controller for six years and vice-president of finance for four years. He also served as vice-president of finance of Grupo Jereissati from 1990 until 2007, chairman of the fiscal council of TNL from May 2009 until February 2012 and member of the fiscal council of Coari from September 2009 until February 2012. Mr. Bernstein holds a bachelor’s degree in civil engineering from Escola Nacional de Engenharia do Rio de Janeiro.

Marcos Grodetzky. Mr. Grodetzky has served as an alternate member of our board of directors since September 2015). He currently is an independent member of the board of directors of Smiles S.A., Centro de Cultura Judaica and Eneva S.A., and the CFO of União Israelita Brasileira do Bem Estar Social - UNIBES, a philanthropic nonprofit organization, senior advisor to Banco UBS, and a founding member of Mediator Assessoria Empresarial Ltda. Until October 2013, Mr. Grodetzky served as CEO of DGB S.A., a logistics holding company of Grupo Abril S.A. and parent company of the following companies: Dinap - Dist. Nacional de Publicações, Magazine Express Comercial Imp e Exp de Revistas, Entrega Fácil Logística Integrada, FC Comercial e Distribuidora, Treelog S.A. - Logística e Distribuição, DGB Logística e Distribuição Geográfica, and TEX Courier (Total Express). In addition, he served as finance and investor relations vice-president of Telemar/Oi, Aracruz Celulose/Fibria, and Cielo S.A from 2002 until 2010. He holds a bachelor’s degree in economics from Universidade Federal do Rio de Janeiro and attended the Senior Management Program at INSEAD/FDC.

Pedro Zañartu Gubert Morais Leitão. Mr. Leitão has served as an alternate member of our board of directors since September 2015. He has been the chairman of the board of directors of Prio Energy SGPS since May 2015, where he also served as chairman of the executive committee. He served as chairman of the board of directors of ONI SGPS from 2012 to 2013, administrator of UnyLeya Brasil and UnyLeya Portugal from 2010 to 2011. Mr. Leitão currently holds non-executive roles, including at MoteDAlma SGPS since 2009, Villas Boas ACE, S.A. since 2012, and FikOnline Ltda. since 2003. Ha previously held other non-executive roles, including at Quifel Natural Resources, S.A. from 2007 to 2012 and MegaFin S.A. from 2009 to 2012. Mr. Leitão holds a bachelor’s degree in business administration from Universidade Católica Portuguesa and a master’s degree in business administration from Kellogg Graduate School of Management at Northwestern University.

Executive Officers

Our board of executive officers is our executive management body. Our executive officers are our legal representatives and are responsible for our internal organization and day-to-day operations and the implementation of the general policies and guidelines established from time to time by our board of directors.

Our by-laws require that the board of executive officers consist of between three and six members, including a chief executive officer, a chief financial officer, investor relations officer and chief legal officer. Our by-laws provide that our chief executive officer may not serve as chairman of our board of directors. Each officer is responsible for business areas that our board of directors assigns to them. The members of our board of executive officers, other than our chief executive officer and our chief financial officer, have no formal titles (other than the title of executive officer or “Diretor”).

The members of our board of executive officers are elected by our board of directors for two-year terms and are eligible for reelection. The current term of all of our executive officers ends on the date of our first board of directors’ meeting following our annual shareholders’ meeting in 2016. Our board of directors may remove any executive officer from office at any time with or without cause. According to the Brazilian Corporation Law, executive officers must be residents of Brazil but need not be shareholders of our company. Our board of executive officers holds meetings when called by our chief executive officer or any two other members of our board of executive officers.

The following table sets forth certain information with respect to the current members of our board of executive officers.

Name	Position	Date Elected/ Appointed	Age

Bayard De Paoli Gontijo	Chief Executive Officer	January 2015	43
Flavio Nicolay Guimarães	Chief Financial Officer and Investor Relations Officer	April 2015	40
Eurico De Jesus Teles Neto	Chief Legal Officer	May 2016	58
Jason Santos Inácio	Executive Officer	January 2014	41
Marco Norci Schroeder	Executive Officer	April 2015	51

Summarized below is information regarding the business experience, areas of expertise and principal outside business interests of our current executive officers.

Bayard De Paoli Gontijo. Mr. Gontijo has served as our chief executive officer since January 2015 and our chief financial officer and investor relations officer since June 2013. Mr. Gontijo served as our interim chief executive officer between October 2014 and January 2015, and has served as one of our executive officers since

April 2012. Mr. Gontijo started working at Oi as Treasury Manager in 2003. Mr. Gontijo has over 23 years’ experience in the financial market and, since 1993, works with large companies and banks such as Banco Bamerindus do Brasil S.A, HSBC Bank Brasil S.A., and NET Serviços de Comunicações S.A. Mr. Gontijo holds a degree in business administration and an MBA from Coppead / UFRJ.

Flavio Nicolay Guimarães. Mr. Guimarães has served as our chief financial officer and investor relations officer since April 2015. Previously, he served as our treasury director from May 2010 to April 2015, regional corporate treasurer at Noble Brasil S.A. from 2008 to 2010 and treasury manager at Brookfield Brasil form 2006 to 2008. Mr. Guimarães has also served as a trader at CSN - Companhia Siderúrgica Nacional from 2003 to 2006 and Ford Motor Company Brasil from 2000 to 2003. He holds a bachelor’s degree in foreign trade from Faculdades Associadas de São Paulo and a specialization in the executive development program from The Wharton School, University of Pennsylvania.

Eurico de Jesus Teles Neto. Mr. Teles has served as our chief legal officer since May 2016, having previously served as one of our executive officers from April 2012 until May 2016. He was a member of our board of directors from 2009 to 2011 and an alternate member of our board of directors until April 2012. He previously served as member of the board of directors of Coari from 2009 until February 2012 and has been a member of the board of directors of Telemar from 2009 until its termination in 2012. He was the legal officer of TNL from April 2007 through February 2012 and the legal manager of Telemar from April 2005 until April 2007. He previously served as manager of the securities division at Telecomunicações de Bahia S.A., where he went on to hold the position of legal consultant in 1990. Mr. Teles holds a bachelor’s degree in economic sciences and law from Universidade Católica de Salvador and holds a master’s degree in Employment Law from Universidade Estácio de Sá.

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

The members of our fiscal council are elected by our shareholders at the annual shareholders’ meeting for one-year terms and are eligible for reelection. The terms of the members of our fiscal council expire at the annual shareholders’ meeting in 2017. Under the Brazilian Corporation Law, the fiscal council may not contain members who are members of our board of directors or our board of executive officers, spouses or relatives of any member of our board of directors or our board of executive officers, or our employees. To be eligible to serve on our fiscal council, a person must be a resident of Brazil and either be a university graduate or have been a company officer or fiscal council member of another Brazilian company for at least three years prior to election to our fiscal council. Holders of preferred shares without voting rights and non-controlling common shareholders that together hold at least 10.0% of our voting share capital are each entitled to elect one member and his or her respective alternate to the fiscal council.

The following table sets forth certain information with respect to the current members of our fiscal council and their alternates.

Name	Position	Member Since	Age
Allan Kardec de Melo Ferreira	Chairman	February 2009	69
Piero Carbone	Alternate	April 2016	60
José Cláudio Rego Aranha	Member	April 2016	68
Álvaro Bandeira	Alternate	April 2016	65
Pedro Wagner Pereira Coelho	Member	April 2016	67
Wiliam da Cruz Leal	Alternate	April 2016	59
Manuel Jeremias Leite Caldas(1)	Member	March 2013	60
Marissa Rose Vegele Renaud	Alternate	April 2016	26

(1)	Elected by the preferred shareholders.

We summarize below the business experience, areas of expertise and principal outside business interests of the current members of our fiscal council and their alternates.

Fiscal Council Members

Allan Kardec de Melo Ferreira. Mr. Ferreira has served as chairman of our fiscal council since February 2009. He has also served as an alternate member of the fiscal council of TmarPart since April 2006 and a member of the fiscal council of TNL from April 2002 through February 2012. From 1971 to 1993, he was an in-house counsel with Construtora Andrade Gutierrez. His current activities include management consultancy services to a number of companies in the civil, commercial and tax areas, participation in corporate restructuring processes (mergers, spin-offs, disposals, sale of assets) of the telecommunications companies of the Andrade Gutierrez Group and in several bidding processes conducted by the Minas Gerais Roads Department (Departamento de Estrada de Rodagem de Minas Gerais), the Belo Horizonte Traffic Department (Empresa de Transporte e Trânsito de Belo Horizonte), the Ministry of Communications and ANATEL. He holds a degree in law from Pontifícia Universidade Católica de Minas Gerais, in addition to having participated in several extension courses in foreign trade, in particular export services, at Fundação Centro de Comércio Exterior, FDC, Foreign Trade Ministry, and Construtora Andrade Gutierrez.

José Cláudio Rego Aranha. Mr. Aranha has served as a member of our fiscal council since April 2016. He served as a member of the independent committee of Brazil Telecom July 2011 until August 2011, a member of the independent committee of Açúcar Guarani April 10 until July 2010 and a member of the independent committee for JBS October 2009 until January 2010. Previously, he was a director of Banco Nossa Caixa Capital Markets from September 2009 until December 2009, investment analyst, manager and head of department of BNDESPAR from 1979 until 2008, advisor to the Board Finance and Infrastructure and Superintendent of Fixed Income Area of BNDES from 1983 until 2002, project analyst at PETROQUISA from 1976 until 1979, planning engineer at Promom ENGINEERING from 1974 until 1976, project analyst at Natron Engineering in 1973, engineer at Caterpillar Brazil Services from 1972 until 1973 and project analyst at Tecnometal from 1971 until 1972. Mr. Aranha holds a bachelor’s degree in industrial mechanical engineering from the School of Engineering Fluminense Federal University, a graduate degree in industrial management from the Research Institute for Management Science in Delft, Holland and an executive MBA in business administration from COPEAD.

Pedro Wagner Pereira Coelho. Mr. Coelho has served as a member of our fiscal council since April 2016. He also serves as chairman of the fiscal council of Magnesita S.A since April 2008, as member of the fiscal council of Parnaiba Natural Gas S.A since October 2015 and as member of the supervisory board of Estacio Participações S.A since April 2012. Mr. Coelho was also a partner of Carpe Diem - Consulting, Business Planning and Consulting Ltda. from 2011 until 2016. He worked as controller at Investment Bank Garantia S.A from May 1982 until July 1997 at and as an auditor at Pricewaterhouse Coopers Independent Auditors from October 1978 to April 1981. Previously, he was chairman of the fiscal council of Lojas Americanas S.A, Tele Norte Leste Participações SA, Telemar Participações S.A, TAM S.A and Enersul - Energy of South Mato Grosso. Mr. Coelho holds a bachelor’s degree in business administration from the University Society Augusto Motta - SUAM and in accounting from SOMLEI.

Manuel Jeremias Leite Caldas. Mr. Caldas has served as a member of our fiscal council since March 2013. He has been a consultant at Alto Capital Gestão de Recursos since 2007 and a partner at Argucia Capital Gestão de Recursos Ltda. since 2012. In addition, he served as manager of the technical department of Banco PEBB S.A. from 1996 to 2006, research manager at Banco Gulfinvest S.A. from 1994 to 1995, manager of the economics department at Banco Nacional S.A. from 1991 to 1994, financial analyst at Banco Bozano Simonsen S.A. from 1990 to 1991, engineer at Light Serviços de Eletricidade S.A. from 1981 to 1990 and engineer at Promon in 1981. Mr. Caldas has served as a member of the board of directors of Eletropaulo Metropolitana Eletricidade de São Paulo S.A. since April 2012, an alternate member of the board of directors of Contax Holdings since 2012 and São Carlos Empreendimentos e Participações S.A. from 2011 to 2013, member of the board of directors of Forjas Taurus from 20013 until 2015; a member of the fiscal council of Centrais Elétricas Brasileiras S.A. – Eletrobras since 2012 until 2015. He also served as a member of the fiscal council of Companhia Energética do Rio Grande do Norte (Cosern) from 2009 to 2011, , member of the fiscal council of Oi from 2013 until 2015, member of the fiscal council of Cesp since 2013 until 2016, member of the fiscal council of Eneva since 2015 until 2016 an member of the fiscal council of Tegma logistica from 2013 to 2014. Mr. Caldas holds a bachelor’s degree in business management from UERJ, a degree in electrical engineering from Instituto Militar de Engenharia – IME and a master’s degree and PhD in economics from EPGE - Fundação Getúlio Vargas.

Alternate Fiscal Council Members

Piero Carbone. Mr. Carbone has served as an alternate member of our fiscal council since April 2016. He also currently serves as a member of the supervisory board of the following companies: Ciapam Cia. Agropastoril Mucuri since 2015, Gado e Cana de Açúcar Fontes Agropecuária S.A. since 2015, Gado e Cana de Açúcar Itaguay Imobiliária e Participações S.A. since 2015, Condor S.A. since 2014, Industry of non-lethal weapons Risk Office S.A. since 2014 and Cultura Inglesa S.A. since 2011. Previously, he worked in accounting at Telemar and Oi from May 1999 to June 2011 and as an audit trainee at PricewaterhouseCoopers from 1978 to 1998. Mr. Carbone holds a bachelor’s degree in accounting from the University Santa Ursula, an MBA in business management from Fundação Dom Cabral and a degree in executive education at the University Estacio de Sá.

Álvaro Bandeira. Mr. Bandeira has served as an alternate member of our fiscal council since April 2016. He has also served as chief economist of Brokerage Modalmais since 2015, the year he joined the institution. Mr. Bandeira also served as chief economist of Orama from 2011 until 2015 and held various positions at Ágora Corretora from April 2001 to December 2010. He was president of the Brazilian Futures Exchange (BBF), president of regional chapters of APIMEC for five administrations, Director of BVRJ and BM&F, as well as former full member of the Supervisory Board of Souza Cruz. Mr. Bandeira has spoken in several conferences related to the capital markets and personal finance and has developed lectures at universities and companies on related issues. He regularly contributes to publications regarding economics, and on financial education websites including Dinheirama and Infomoney. Mr. Bandeira holds a bachelor’s degree in economics from UFRJ and a graduate degree in administration from Coppe-RUFRJ.

Wiliam da Cruz Leal. Mr. Leal has served as an alternate member of our fiscal council since April 2016. He has served as managing partner of Cruz Leal Gestão Empresarial Ltda. since 2011 and has been a board member certified by IBGC - Brazilian Institute of Corporate Governance since 2009. He worked at Tele Norte Leste Participações S.A. from 2000 to 2009, serving as executive manager of corporate governance, internal controls, budget and special projects and systems audit. Previously, he served as served as executive manager of changes and as an information technology consultant at Banco do Brasil S.A. from 1975 until 2000. Mr. Leal holds a bachelor’s degree in mechanical engineering from Fundação de Ensino Superior de Itaúna, Minas Gerais.

Marissa Rose Vegele Renaud. Ms. Renaud has served as an alternate member of our fiscal council since April 2016. She has served as partner of Agruciacapital Gestão de Recursos Ltda. since May 2015. Previously, she served as a financial analyst of Agruciacapital Gestão de Recursos Ltda. from November 2012 until April 2015, as operations and processing assistant of Prosper SA Corretora de Valores e Cambio from March 2012 until November 2012 and as intern from August 2010 until March 2012. Ms. Renaud holds a bachelor’s degree in economics from Universidade Candido Mendes.

Compensation

According to our by-laws, our shareholders are responsible for establishing the aggregate compensation we pay to the members of our board of directors, board of executive officers and members of our fiscal council. Our shareholders determine this compensation at the annual shareholders’ meeting. Once aggregate compensation is established, our board of directors is responsible for distributing such aggregate compensation individually to the members of our board of directors and our board of executive officers in compliance with our by-laws.

The aggregate compensation paid by us to all members of our board of directors, board of executive officers and our fiscal council for services in all capacities was R$25.6 million in 2015. This amount includes pension, retirement or similar benefits for our officers and directors. On April 28, 2016, our shareholders (acting in the annual general meeting) established the following compensation for the year 2016:

•	board of directors (including aggregate directors): an aggregate limit of R$9.2 million;

•	board of executive officers: an aggregate limit of R$29.4 million; and

•	fiscal council: an aggregate limit of R$1.0 million.

We compensate our alternate directors on a monthly basis, and compensation is not contingent upon attendance at the meetings of the board of directors. We compensate alternate members of our fiscal council for each meeting of our fiscal council that they attend.

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

Long-Term Incentive Program

On March 13, 2015, our board of directors approved a long-term incentive plan for certain executives of the company. The purpose of the long-term incentive plan is to encourage integration, align the interests of management with that of shareholders and retain our strategic executives in the medium- and long-term. The long-term incentive plan program will run from 2015 until 2017. Compensation under the long-term incentive plan, calculated based on our share price, will be made in 2018. As of December 31, 2015, we had recorded provisions in the amount of R$210 million with respect to our obligations under the long-term incentive plan.

People, Designation and Compensation Committee

Our People, Designation and Compensation Committee, or the Compensation Committee, organized in September 2015 to supersede the Remuneration and Human Resources Committee, is an advisory committee to our board of directors. It meets every three months but may hold additional meeting if necessary. According to its internal regulations, the Compensation Committee is responsible for:

•	reviewing, recommending and monitoring strategies for developing and managing the talents and human capital of the Company and its subsidiaries;

•	preparing and periodically reviewing, in merely indicative terms, the selection criteria and summary of qualifications, knowledge and professional experience as a proper profile for performing functions as a member of an administrative body of the Company and its subsidiaries;

•	giving opinions on the profiles of candidates for member of our board of directors, officer and members of the Company advisory committees, in the processes of presenting candidates by the board of directors and designation or substitution by the board of directors, considering that the hiring of officers that report to the chief executive officer must be informed in advance to this Compensation Committee;

•	taking part in discussions regarding major changes to the organizational structure of the Company and its subsidiaries (first and second levels below the chief executive officer);

•	monitoring the succession program for the principal executives of the Company and its subsidiaries, recommending actions at the first management level and establishing directives for the succession program for other levels of the Company and its subsidiaries;

•	giving opinions on the appointment process to management of important subsidiaries;

•	analyzing, recommending and monitoring special programs, such as voluntary termination and early retirement, among others;

•	evaluating the strategy for developing and training third parties;

•	analyzing and recommending to the board of directors the policy for compensating members of bodies and employees of the Company and its subsidiaries, including fixed and variable remuneration, any type of incentive, benefits programs and stock options;

•	analyzing and recommending to the board of directors parameters for the bonus program for the Company and its subsidiaries;

•	analyzing and recommending to the board of directors compensation policies and practices for members of the board of directors itself, the advisory committees and the audit board, subject to the provisions of Art. 162, §3, of Law 6.404/76 and subsequent changes;

•	recommending defining goals for the Company and its subsidiaries and metrics and scale of variable annual compensation and for each term, especially, as a function of compliance with strategy, risk profile, plans and budget;

•	reviewing compliance of annual performance based on the defined goals;

•	reviewing and recommending a system of evaluation of performance, including its timing and methods;

•	preparing the annual evaluation of performance of the members of the board of directors and officers in relation to the goals approved by the board of directors, reviewing the evaluations of the high executives of the Company and its subsidiaries and submitting the evaluation to the board of directors;

•	recommending to the board of directors distribution of individual compensation by the members of the board of directors and officers; and

•	recommending strategy to the board of directors regarding pension plans of the Company and its subsidiaries, particularly regarding extraordinary contributions to complementary retirement funds.

The Compensation Committee must be composed of five to seven members appointed by the board of directors, from among its members following deliberation specifically for this purpose, at the first meeting of the board of directors that takes place after the end of the members’ terms, with no hierarchy among the members, one of whom will be the coordinator. The current members of the Compensation Committee include members of our board of directors (Luís Palha, Thomas Reichenheim, Luiz Antonio Souto, Rafael Mora and Marten Pieters) and one alternate member of our board of directors (Jorge Cardoso). All of the members of the Compensation Committee have been elected to terms that expire at our annual general shareholders’ meeting to be held in April 2018.

Share Ownership

As of May 13, 2016, the number of our common and preferred shares held by the members of our board of directors and board of executive officers, supervisory or management bodies, including outstanding stock options, do not exceed 1% of either class of our outstanding shares.

Employees

As of December 31, 2015, we had a total of 45,125 employees. All of our employees are employed on a full-time basis, divided into the following functions: network operations, sales and marketing, information technology, call center operations, support areas and authorized agents.

The table below sets forth a breakdown of our employees by main category of activity and geographic location as of the dates indicated:

	Year Ended December 31,
	2015	2014	2013

Number of employees by category of activity:
Employees of Continuing Operations:
Plant operation, maintenance, expansion and modernization	18,623	16,082	13,943
Sales and marketing	5,480	5,167	5,572
Call center operations	15,168	17,544	18,831
Support areas	4,599	3,649	3,939
Authorized agents	163	354	286

Employees of continuing operations	44,033	42,796	42,571
Employees of available for sale operations	1,092	—	—
Employees of discontinued operations	—	12,290	—

Total	45,125	55,086	42,571

Number of employees by geographic location:
Employees of Continuing Operations:
Brazil:
Rio de Janeiro	20,125	14,356	13,285
Goiás	7,605	8,838	9,865
Paraná	3,802	4,322	4,527
Mato Gross do Sul	3,147	3,739	4,005
São Paulo	1,581	1,854	1,954
Minas Gerais	1,723	1,831	1,953
Rio Grande do Sul	737	1,195	957
Bahia	1,171	1,265	893
Federal District	603	741	799

	Year Ended December 31,
	2015	2014	2013
Santa Catarina	514	646	652
Pernambuco	495	802	601
Ceará	518	588	560
Pará	342	470	416
Mato Grosso	219	272	275
Maranhão	216	304	259
Amazonas	146	246	236
Espírito Santo	174	215	223
Paraiba	168	175	161
Piauí	118	138	146
Rondônia	106	134	143
Rio Grande do Norte	140	159	136
Sergipe	110	178	125
Alagoas	86	105	89
Tocantins	67	79	79
Amapá	41	54	61
Acre	45	50	50
Roraima	34	40	44
United States, Bermuda, Venezuela and Colombia	—	—	77

Total employees of continuing operations	44,033	42,796	42,571
Employees of Available for Sale Operations:
Portugal	7	—	—
Namibia	540	—	—
São Tomé and Principe	97	—	—
Timor Leste	448	—	—
Total employees of available for sale operations	1,092	—	—
Employees of Discontinued Operations:
Portugal	—	10,701	—
Namibia	—	503	—
Cape Verde Islands	—	512	—
São Tomé and Principe	—	95	—
Timor Leste	—	479	—

Total employees of discontinued operations	—	12,290	—

Total	45,125	55,086	42,571

We negotiate separate collective bargaining agreements with the local unions in each of the Brazilian states for our company and each of our subsidiaries operating in such states. New collective bargaining agreements with these unions are negotiated every year. We maintain good relations with each of the unions representing our employees. As of December 31, 2015, approximately 15% of the employees of our company were members of state labor unions associated either with the National Federation of Telecommunications Workers (Federação Nacional dos Trabalhadores em Telecomunicações), or Fenattel, or with the Interstate Federation of Telecommunications Workers (Federação Interestadual dos Trabalhadores em Telecomunicações), or Fittel. We have never experienced a strike that had a material effect on our operations.

Employee Benefits

Pension Benefit Plans

Sistel

Sistel is a not-for-profit private pension fund created by Telebrás in November 1977 to supplement the benefits provided by the federal government to employees of the former Telebrás System. The following are pension plans managed by Sistel.

PBS-A Plan

Since the privatization of Telebrás, the Sistel Benefits Plan (Plano de Benefícios da Sistel – Assistidos), or PBS-A plan, a defined benefit plan, has been sponsored by the fixed-line telecommunications companies that resulted from the privatization of Telebrás, including our company and TNL. The PBS-A plan is self-funded and has been closed to new members since January 2000. Contributions to the PBS-A plan are contingent on the determination of an accumulated deficit and we are jointly and severally liable, along with other fixed-line telecommunications companies, for 100% of any insufficiency in payments owed to members of the PBS-A plan. As of December 31, 2015, the PBS-A plan had a surplus of R$2,636.2 million. We were not required to make contributions to the PBS-A plan in 2015, 2014 or 2013.

PBS-TNCP Plan

Since the privatization of Telebrás, our subsidiary Tele Norte Celular Participações S.A., or TNCP, has sponsored the Sistel Benefits Plan – TNCP (Plano de Benefícios da Sistel – TNCP), or PBS-TNCP plan. The PBS-TNCP plan has been closed to new members since April 2004. Contributions to the PBS-TNCP plan are contingent on the determination of an accumulated deficit. As a result of the corporate reorganization and TNL’s earlier acquisition of control of TNCP, we are liable for 100% of any insufficiency in payments owed to members of the PBS-TNCP plan. As of December 31, 2015, the PBS-TNCP plan had a surplus of R$25.4 million. We made contributions to the PBS-TNCP plan of less than R$1 million in each of 2015, 2014 and 2013.

CELPREV Plan

In March 2004, Amazônia Celular S.A., or Amazônia, a subsidiary of TNCP, began sponsoring the CelPrev Amazônia, or CELPREV, plan, a defined contribution plan managed by Sistel. The CELPREV plan was offered to employees of Amazônia who did not participate in the PBS-TNCP plan, as well as to its new employees. Participants in the PBS-TNCP plan were encouraged to migrate to the CELPREV plan. Approximately 27.3% of Amazônia’s active employees that were participants in the PBS-TNCP plan migrated to the CELPREV plan. As of December 31, 2015, the CELPREV plan had a surplus of R$2.4 million. We made contributions to the CELPREV plan of less than R$1 million in each of 2015, 2014 and 2013.

PAMA Plan and PCE Plan

Since the privatization of Telebrás, the Medical Assistance Plan to the Retired (Plano de Assistência Médica ao Aposentado), or PAMA, a health-care plan managed by Sistel, has been sponsored by the fixed-line telecommunications companies that resulted from the privatization of Telebrás, including our company. The PAMA plan has been closed to new members since February 2000, other than new beneficiaries of current members and employees that are covered by the PBS-A plan who have not yet elected to join the PAMA plan. In December 2003, we and the other telecommunications companies that resulted from the privatization of Telebrás began sponsoring the PCE –Special Coverage Plan, or the PCE plan, a health-care plan managed by Sistel. The PCE plan is open to employees that are covered by the PAMA plan. From February to July 2004, December 2005 to April 2006, June to September 2008, July 2009 to February 2010, March to November 2010, February 2011 to March 2012 and March 2012 until today, we offered incentives to our employees to migrate from the PAMA plan to the PCE plan.

In October 2015, in compliance with a court order, Sistel transferred the R$3,042 million surplus in the PBS-A plan to the PAMA plan to ensure the solvency of the PAMA plan. Of the total amount transferred, R$2,127 million is related to the plans sponsored by the company, apportioned proportionally to the obligations of the defined benefit plan.

As of December 31, 2015, the PAMA plan had a surplus of R$1,154 million. We were not required to make contributions to the plan in 2015, 2014 or 2013.

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

The TCSPREV plan offers three categories of benefits to its members: (1) risk benefits, which are funded according to the defined benefit method; (2) programmable benefits, which are funded according to the defined contribution method; and (3) proportional paid benefits, applicable to those employees who migrated to a defined contribution method with their rights reserved as contributors to the defined benefit system. This plan was closed to new participants in March 2003; however, we resumed offering programmable benefits under this plan to new employees beginning in March 2005. We are liable for any deficits incurred by the TCSPREV plan according to the existing proportion of the contributions we make to this plan. As of December 31, 2015, the TCSPREV plan had a surplus of R$1,061.4 million. We were not required to make contributions to the TCSPREV plan in 2015, 2014 or 2013.

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

The BrTPREV plan offers three categories of benefits to its members: (1) risk benefits, which are funded according to the defined benefit method; (2) programmable benefits, which are funded according to the defined contribution method; (3) proportional paid benefits, applicable to those employees who migrated to a defined contribution method with their rights reserved as contributors to the defined benefit system. We are liable for any deficits incurred by the BrTPREV plan according to the existing proportion of the contributions we make to this plan. As of December 31, 2015, the BrTPREV plan had a deficit of R$541 million, which is being amortized through 2019. Since February 2003, we have been making additional monthly contributions to the Fundador/Alternativo plan and the BrTPREV plan to reduce these deficits. During 2015, 2014 and 2013, we contributed R$139 million, R$123 million and R$117 million, respectively, to the BrTPREV plan and the Fundador/Alternativo plan to reduce these deficits.

BrTPREV Plan ended the year 2015 with a deficit of R$87 million, however, holds a significant portfolio of government securities (NTN-B) marked the maturity, ensured profitability higher than the actuarial target of the Plan. This position also recognized by Resolution 16/2014 CNPC brings a slightly lower result than recorded deficit. The net result of long position and the deficit is still a negative R$27 million, but close to only about 1.1% of total Mathematical Reserves Plan.

PBS Telemar Plan

In September 2000, Telemar began sponsoring the PBS-Telemar plan, a private defined benefit plan offered to Telemar’s employees. In February 2005, FATL began managing the PBS Telemar plan. As a result of the corporate reorganization, we have assumed Telemar’s obligations under the PBS-Telemar plan.

The PBS-Telemar plan has the same characteristics as the PBS-A plan. The PBS-Telemar plan was closed to new participants in September 2000. We are responsible for any deficits incurred by the PBS-Telemar plan according to the existing proportion of the contributions we make to this plan and those made by participants. As of December 31, 2015, the PBS-Telemar plan had a surplus of R$33.5 million. We made contributions to the plan of less than R$1 million in 2015, 2014 and 2013.

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

The TelemarPrev plan offers two categories of benefits to its members: (1) risk benefits, which are funded according to the defined benefit method; and (2) programmable benefits, which are funded according to the defined contribution method. We are liable for any deficits incurred by the TelemarPrev plan according to the proportion of the contributions we make to this plan. As of December 31, 2015, the TelemarPrev plan had a surplus of R$482.9 million. We made contributions to the plan of less than R$1 million in 2015, 2014 and 2013.

The TelemarPrev Plan ended the year 2015 with a deficit of R$94 million; however, because this plan holds a significant portfolio of government securities that are marked to maturity, assuring a return higher than the actuarial target of this plan. This position is higher than the deficit recorded, with a positive net result of R$74 million, recognized by Resolution National Council of Supplementary Pension (CNPC) No 16/2014.

PAMEC-BrT Plan

We also provide health care benefits for some retirees and pensioners that are members of the TCSPREV plan under the PAMEC-BrT plan, a defined benefit plan. The contributions for the PAMEC-BrT plan were fully paid in July 1998 through a single payment. In November 2007, the assets and liabilities of PAMEC-BrT were transferred from Fundação 14 to us, and we began managing the plan. As a result of the transfer, we do not recognize assets to cover current expenses and we fully recognize the actuarial obligations as liabilities. As of December 31, 2015, the PAMEC-BrT plan had a deficit of R$2.6 million. We made contributions to the PAMEC-BrT plan of less than R$1 million in each of 2015, 2014 and 2013.

For more information on our pension benefit plans, see note 22 to our consolidated financial statements.

Medical, Dental and Employee Assistance Benefits

We provide our employees with medical and dental assistance, pharmacy and prescription drug assistance, group life insurance and meal, food and transportation assistance. We and our employees cover the costs of these benefits on a shared basis. In 2015, we contributed R$125.3 million to the medical and dental assistance plans, R$7.2 million to the occupational medicine plans, R$142.7 million for the Worker’s Food Program (Programa de Alimentação do Trabalhador), or PAT, and R$22.2 million to the other benefits programs.

Profit Sharing Plans

Our collective bargaining agreements with several labor unions require us to pay bonuses to employees who reach certain operational targets. As of December 31, 2015, we had provisioned R$210.0 million to be distributed in bonuses with respect to 2015.

We also have implemented a profit sharing plan as an incentive for employees to pursue our goals and to align employees’ interests with those of our shareholders. Profit sharing occurs if economic value-added targets and other targets defined annually by our board of directors are achieved.

Education and Training

We contribute to the professional qualification of our employees by offering training for the development of organizational and technical skills. In 2015, we offered approximately 332,200 hours of training, and we invested approximately R$23 million in the qualification and training of our employees.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Oi has two outstanding classes of share capital: common shares and preferred shares with no par value. Generally, only Oi’s common shares have voting rights. Oi’s preferred shares have voting rights only in exceptional circumstances.

As of May 13, 2016, we had issued 668,033,661 common shares and 157,727,241 preferred shares, including 148,282,003 common shares and 1,811,755 preferred shares held in treasury.

As of May 13, 2016, we had approximately 1.1 million shareholders, including 65 U.S. resident holders of our common shares and approximately 83 U.S. resident holders of our preferred shares (including The Bank of New York Mellon, as depositary under our American Depositary Receipt, or ADR, facilities). As of May 13, 2016, there were 99,329,988 common shares (including common shares represented by ADSs) and 76,478,434 preferred shares (including preferred shares represented by ADSs) held by U.S. resident holders.

The following table sets forth information concerning the ownership of our common shares and preferred shares as of May 13, 2016, by each person whom we know to be the owner of more than 5% of our outstanding common shares, and by all of our directors and executive officers as a group. Except for the shareholders listed below, we are not aware of any other of our shareholders holding more than 5% of any class of our share capital. Our principal shareholders have the same voting rights with respect to each class of our shares that they own as other holders of shares of that class.

Under our by-laws, any shareholder or group of shareholders, representing the same interest or bound by a voting agreement, that hold or may hold in the future, alone or jointly, interest in the company representing more than 15% of our voting capital shall have its voting rights limited to 15% of the shares with voting rights, subject to certain exceptions. See “Item 10. Additional Information—Description of Our Company’s By-laws—Limitation on Voting Rights.” Pharol and its wholly owned subsidiary Bratel B.V. jointly hold more than 15% of our voting capital stock, but, due to the limitation set forth in our by-laws, their vote is limited to 15% of our voting capital stock.

	Common Shares			Preferred Shares			Total
Name	Number of Shares	%		Number of Shares	%		Number of Shares	%

Pharol(1)	318,481,594	48.66		—	—		318,481,594	39.30
Ontario Teacher’s Pension Plan Board	39,366,866	6.01		—	—		39,366,866	4.86
BNDESPar	38,254,636	5.84		—	—		38,254,636	4.72
Blackrock	—	—		7,888,717	5.06		7,888,717	0.97
All directors, fiscal council members, their alternates and executive officers as a group (34 persons)	10,257		*	4,029		*	14,286		*

(1)	Represents 71,067,957 common shares held directly by Pharol, 112,594,247 common shares held directly by Pharol’s wholly-owned subsidiary Bratel B.V., and 134,819,390 common shares which Pharol has the option to acquire from PTIF.
*	less than 1%

Changes in Share Ownership

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

In May 2014, we completed the Oi capital increase in which we issued:

•	121,674,063 of our common shares and 280,483,641 of our preferred shares for an aggregate of R$8,250 million; and

•	104,580,393 of our common shares and 172,025,273 of our preferred shares to Pharol in exchange for the contribution by Pharol to us of all of the outstanding shares of PT Portugal.

As a result of the Oi capital increase:

•	Pharol acquired direct ownership of 32.8% of our outstanding share capital, including 37.7% of our outstanding voting share capital, in addition to the indirect interests in our company that it owned prior to the Oi capital increase;

•	Caravelas Fundo de Investimentos em Ações, an investment vehicle managed through Banco BTG Pactual S.A., or Caravelas, acquired 6.3% of our outstanding share capital, including 6.2% of our outstanding voting share capital; and

•	TmarPart’s direct and indirect proportional share ownership of Oi was reduced to 4.4% of our outstanding share capital, including 12.6% of our outstanding voting share capital.

Rio Forte Defaults and PT Exchange

Prior to the Oi capital increase, Pharol’s then wholly-owned subsidies PTIF and PT Portugal subscribed to an aggregate of €897 million principal amount of commercial paper of Rio Forte that matured in July 2014. As a result of our acquisition of PT Portugal as part of the Oi capital increase, we became the creditor under this commercial paper.

On July 15 and 17, 2014, Rio Forte defaulted on the commercial paper held by PTIF and PT Portugal. On September 8, 2014, we, TmarPart, Pharol and our subsidiaries PT Portugal and PTIF, entered into the PT Exchange Agreement and the PT Option Agreement. On the same date, we, Pharol and TmarPart executed a terms of commitment agreement, which we refer to as the Terms of Commitment Agreement. For more information regarding the PT Option Agreement and the Terms of Commitment Agreement, see “—PT Option Agreement” and “—Terms of Commitment Agreement.”

On March 24, 2015, PT Portugal assigned its rights under the PT Exchange Agreement and the PT Option Agreement to PTIF. On March 27, 2015, PT Portugal assigned all of its rights and obligations under the Rio Forte commercial paper that it owned to PTIF.

Under the PT Exchange Agreement, on March 30, 2015, we transferred the defaulted Rio Forte commercial paper to Pharol and Pharol delivered to us an aggregate of 47,434,872 of our common shares and 94,869,744 of our preferred shares, representing 16.9% of our outstanding share capital, including 17.1% of our outstanding voting capital prior to giving effect to the PT Exchange. Under Brazilian law, these shares are deemed to be held in treasury.

Corporate Ownership Simplification

On September 1, 2015, TmarPart merged with and into our company. Immediately prior to this merger:

•	AG Telecom merged with and into PASA;

•	LF Tel merged with and into EDSP;

•	PASA and EDSP merged with and into Bratel Brasil;

•	Valverde merged with and into TmarPart;

•	Venus RJ Participações S.A., Sayed RJ Participações S.A. and PTB2 S.A. merged with and into Bratel Brasil; and

•	Bratel Brasil merged with and into TmarPart.

As a result of these transactions, as of September 1, 2015, the ownership structure of our common shares and preferred shares was as set forth in the chart below. The percentages in bold and italics represent the percentage of the outstanding common shares owned by each shareholder, and the percentages not in bold and italics represent the percentage of the total outstanding share capital owned by each shareholder.

Voluntary Share Exchange

On October 8, 2015, we completed a voluntary share exchange under which we had offered (1) the holders of our preferred shares (including preferred shares represented by the Preferred ADSs), the opportunity to convert their preferred shares into our common shares at a ratio of 0.9211 common shares for each preferred share, plus cash in lieu of any fractional share, and (2) the holders of the Preferred ADSs the opportunity to exchange their Preferred ADSs for Common ADSs at a ratio of 0.9211 Common ADSs for each Preferred ADS, plus cash in lieu of any fractional Common ADS. Holders of 314,250,655 of our preferred shares were tendered for conversion or exchange of the related ADSs. Each of Pharol and Caravelas participated in the voluntary share exchange and surrendered all of its preferred shares for conversion. As a result of the voluntary share exchange, 314,250,655 of our outstanding preferred shares were cancelled and in exchange we issued 289,456,278 of our common shares.

Decrease of Caravelas shareholding interest

In March 2016, we received a letter from BTG Pactual Asset Management S.A. DTVM, or BTG Pactual AM informing us that Caravelas had reduced its shareholding interests in our company from 7.52% to approximately 3.54% of our common stock, as a result of the partial redemption and subsequent transfer of assets to the former quotaholder of Caravelas. Therefore, the funds managed of BTG Pactual AM reduced its aggregate shareholding interests from 7.54% to less than 5% of our common shares and no longer holds a material shareholding interest in our company.

PT Option Agreement

Under the PT Option Agreement, PTIF granted to Pharol an option to acquire 47,434,872 of our common shares and 94,869,744 of our preferred shares. Pharol is entitled to exercise the PT Option in whole or in part, at any time prior to March 31, 2021. The number of shares subject to the PT Option will be reduced on each March 31 such that:

•	90% of the shares originally subject to the option will be available between March 31, 2016 and March 31, 2017;

•	72% will be available between March 31, 2017 and March 31, 2018;

•	54% will be available between March 31, 2018 and March 31, 2019;

•	36% will be available between March 31, 2019 and March 31, 2020; and

•	18% will be available between March 31, 2020 and March 31, 2021,

in each case, less the number of shares with respect to the PT Option has been previously exercised. As of May 13, 2016, Pharol has not exercised the PT Option with respect to any of our shares and, as a result, the option over 4,743,487 of our common shares and 9,486,974 of our preferred shares has lapsed. The exercise prices under the PT Option are be R$20.104 per common share and R$18.529 per preferred share, in each case as adjusted by the CDI rate plus 1.5% per annum, calculated pro rata temporis, from March 31, 2015 to the date of the effective payment of the exercise price.

We are not required to maintain the shares subject to the PT Option in treasury. In the event that, at the time of exercise of the PT Option, PTIF and/or any of our other subsidiaries do not hold, in treasury, the number of shares with respect to which Pharol exercises the PT Option, the PT Option may be financially settled through payment by

PTIF of the amount corresponding to the difference between the market price of the shares and the exercise price corresponding to these shares.

We may terminate the PT Option if (1) the by-laws of Pharol are amended to remove or amend the provision of those by-laws that limits the voting right to 10% of all votes corresponding to the capital stock of Pharol, except if this removal or amendment is required by law or by order of a competent governmental authority; (2) Pharol directly or indirectly engages in activities that compete with the activities of our company or our subsidiaries in the countries in which we or they operate; or (3) Pharol violates certain obligations under the PT Option Agreement.

Prior to the earlier of the expiration or full exercise of the PT Option, Pharol may not purchase shares of our company, directly or indirectly, in any manner other than by exercising the PT Option. If the PT Option is exercised, Pharol will undertake its best efforts to integrate the shareholder bases of Pharol and Oi in the shortest time possible.

Pharol may not directly or indirectly transfer or assign the PT Option, in whole or in part, nor grant any rights under the PT Option, including any security interest in the PT Option or the shares underlying the PT Option, without the consent of our company. If Pharol issues, directly or indirectly, any derivative instrument that is backed by or references our shares, it shall immediately use all proceeds derived directly or indirectly from such derivative instrument to acquire shares pursuant to the exercise of the PT Option.

On March 31, 2015, we, Pharol and PTIF entered into an amendment to the PT Option Agreement. Under this amendment, (1) Pharol will be permitted to assign the PT Option to a third party provided that such assignment involves at least one-quarter of our shares subject to the PT Option, and (2) Pharol has granted our company a right of first refusal exercisable prior to any such assignment. This amendment does not affect the agreement of Pharol not to grant any rights under the PT Option, including any security interest in the PT Option or the shares underlying the PT Option, without the consent of our company, or the requirement that Pharol use all proceeds derived directly or indirectly from the issuance of any derivative instrument that is backed by or references our shares to acquire shares pursuant to the exercise of the PT Option.

The effectiveness of the amendment to the PT Option Agreement is subject to (1) the authorization of the amended terms by the CVM, and (2) the approval of the amendment to the PT Option Agreement by a general meeting of our shareholders at which both our common and preferred shareholders will be entitled to vote. The CVM has not authorized the amended terms; however, in December 2015, the board of directors of the CVM declined to authorize the amended terms.

Terms of Commitment Agreement

On March 31, 2015, we and Pharol entered into an amendment to the Terms of Commitment Agreement. The Terms of Commitment Agreement, as amended, will remain in effect until the integration of the shareholder bases of Oi and Pharol pursuant to a legally permissible structure, which we refer to as the Integration Transaction, has been fully completed, including in respect of any shares of our company that may be acquired by Pharol during the term of the PT Option.

Under the Terms of Commitment Agreement, we and Pharol each agreed:

•	to use our respective best efforts and to take all reasonable measures to also implement the listing of our shares (or securities backed by our shares or our successor in case of a corporate reorganization) on the regulated market of Euronext Lisbon concurrently with the migration of our company to the Novo Mercado segment of the BM&FBOVESPA, which we refer to as the migration, provided that in the event that it is not possible for any reason beyond the control of the parties for these listings to occur prior to or concurrently with the approval of the migration, they will use their best efforts and to take all reasonable measures to implement these listings as soon as possible following the migration.

•

to perform all acts, provide any required information, prepare all necessary documentation and to present and duly file all necessary filings before all appropriate governmental bodies and authorities so as to implement the listing on the regulated market of Euronext Lisbon and Integration Transaction as soon as possible.

•	to undertake to perform all necessary acts to implement the Integration Transaction relating to all shares of our company held by Pharol as of March 31, 2015 or that Pharol shall come to hold for so long as the Terms of Commitment Agreement is in force, including, but not limited to:

•	preparing and filing any prospectuses, including for admission to trading, registration statements or other documents with the CVM, the CMVM, Euronext Lisbon and the SEC by Pharol and/or our company (or our successor in case of a corporate reorganization), as the case may be, including the preparation of audited and unaudited financial statements required by the rules of such government authorities, and

•	engaging independent auditors, independent financial institutions or other experts to prepare financial statements, valuation reports and/or other necessary reports or documents and to use best efforts to cause such experts to consent to the inclusion their reports or other documents in the prospectuses, registration statements or other documents to be filed with CVM, CMVM, Euronext Lisbon and the SEC.

In addition, under the Terms of Commitment Agreement we agreed to attend any general meetings of the shareholders of Pharol convened for the purposes of deliberating on the acts and authorizations required for the Integration Transaction, whether through a reduction of the share capital of Pharol, pursuant to the alternative structure under analysis described in the Information Statement issued by Pharol, dated August 13, 2014, or through another legally permissible alternative structure, and to vote in favor of approval of the approval of these acts and authorizations, to the extent our legitimate interests are preserved.

The obligations assumed by our company and Pharol described above apply equally in the event the Integration Transaction continues in respect of any of our shares that Pharol may receive upon exercise of the PT Option.

Related Party Transactions

The following summarizes the material transactions that we have engaged in with our principal shareholders and their affiliates since January 1, 2015.

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

PT Exchange and Related Agreements

On March 30, 2015, under the PT Exchange Agreement, we transferred the defaulted Rio Forte commercial paper to Pharol and Pharol delivered to us an aggregate of 47,434,872 of our common shares and 94,869,744 of our preferred shares, representing 16.9% of our outstanding share capital, including 17.1% of our outstanding voting capital prior to giving effect to the PT Exchange.

Under the PT Option Agreement, PTIF has granted to Pharol an option to acquire 47,434,872 of our common shares and 94,869,744 of our preferred shares at exercise prices of R$20.104 per common share and R$18.529 per preferred share, in each case as adjusted by the CDI rate plus 1.5% per annum, calculated pro rata temporis, from March 31, 2015 to the date of the effective payment of the exercise price. For more information regarding the PT Option Agreement, see “—Major Shareholders—PT Option Agreement.”

Under the Terms of Commitment Agreement, we have made numerous commitments relating to the listing of our shares on the regulated market of Euronext Lisbon and the implementation of the Integration Transaction. For more information regarding the Terms of Commitment Agreement, see “—Major Shareholders—Terms of Commitment Agreement.”

Corporate Ownership Simplification

On September 1, 2015, TmarPart merged with and into our company. In the merger of TmarPart with and into Oi, the net assets of TmarPart, in the amount of R$122.4 million were merged into the shareholders’ equity of Oi and as a result of the merger, TmarPart ceased to exist. The merger of TmarPart with and into Oi also resulted in the transfer to the shareholders’ equity of Oi of goodwill derived from the acquisition of equity interest recorded by Bratel Brasil, AG Telecom, LF Tel, and TmarPart, in accordance with applicable Brazilian law. In the merger of TmarPart with and into Oi, shareholders of TmarPart received the same number of shares of Oi as were held by TmarPart immediately prior to the merger of TmarPart with and into Oi in proportion to their holdings in TmarPart. No withdrawal rights for the holders of shares of Oi were available in connection with the merger of TmarPart with and into Oi.

Voluntary Share Exchange

On October 8, 2015, we completed a voluntary share exchange under which we had offered (1) the holders of our preferred shares (including preferred shares represented by the Preferred ADSs), the opportunity to convert their preferred shares into our common shares at a ratio of 0.9211 common shares for each preferred share, plus cash in lieu of any fractional share, and (2) the holders of the Preferred ADSs the opportunity to exchange their Preferred ADSs for Common ADSs at a ratio of 0.9211 Common ADSs for each Preferred ADS, plus cash in lieu of any fractional Common ADS. Holders of 314,250,655 of our outstanding preferred shares tendered their shares for conversion or exchange of the related ADSs. As a result of the voluntary share exchange, 314,250,655 of our outstanding preferred shares were cancelled and in exchange we issued 289,456,278 of our common shares. Pharol and Caravelas participated in the voluntary share exchange: Pharol surrendered 77,155,529 preferred shares for conversion and received 71,067,957 common shares, and Caravelas surrendered 35,917,151 preferred shares for conversion and received 33,083,287 common shares.

BNDES Facilities

For a description of our credit facilities with BNDES, see “Item 5. Operating and Financial Review and Prospects—Indebtedness and Financing Strategy—Long-Term Indebtedness.” For other information about these agreements, see note 17 to our consolidated financial statements.

Transactions with AIX

Companhia AIX de Participações S.A., in which we own 50% of the outstanding share capital, renders services to us relating to the rental of ducts for transmission of traffic originated outside our local network in Region I of Brazil. In 2015, our total consolidated expenses for services rendered by AIX amounted to R$21 million.

Transactions with Contax

On November 30, 2004, Telemar and TNL PCS entered into a call center services agreement with Contax S.A., or Contax, a call center business owned principally by some of the controlling shareholders of TmarPart, under which Contax renders call center services to TNL PCS on a fully outsourced basis. Telemar and TNL PCS agreed to pay an estimated amount of R$550 million per year, subject to adjustment based on services actually rendered at the request of Telemar and TNL PCS. As a result of the merger of TNL PCS with and into Oi Mobile in February 2014, Oi Mobile assumed all of TNL PCS’s rights and obligations under this agreement. As a result of the corporate ownership simplification, as of September 1, 2015 Contax is no longer a related party of our company. Contax currently provides a variety of services to Telemar and Oi Mobile, including customer services for our fixed-line business, outbound telemarketing to attract additional mobile customers, customer support for pre-paid and post-paid mobile telephone users, technical support for ADSL subscribers and debt collection services. During the period ended September 1, 2015 (the period of 2015 during which Contax was a related party), our total consolidated expenses for services rendered by Contax amounted to R$1,004 million.

Transactions with Hispamar

We own 19% of the capital stock of Hispamar. We lease transponders on the Amazonas 3 satellite from Hispamar, which we use to provide voice and data services. In 2015, our total consolidated expenses under the lease agreements amounted to R$207 million.

ITEM 8.	FINANCIAL INFORMATION

Consolidated Statements and Other Financial Information

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

Legal Proceedings

General

We are a party to certain legal proceedings arising in the normal course of business, including civil, administrative, tax, social security, labor, government and arbitration proceedings. We classify our risk of loss in legal proceedings as “remote,” “possible” or “probable,” and we only record provisions for reasonably estimable probable losses, as determined by our management. As of December 31, 2015, the total estimated amount in controversy for those proceedings in respect of which the risk of loss was deemed probable or possible totaled approximately R$30,501 million, and we had established provisions of R$4,435 million relating to these proceedings. Our provisions for legal contingencies are subject to monthly monetary adjustments. For a detailed description of our provisions for contingencies, see note 21 to our consolidated financial statements.

In certain instances, we are required to make judicial deposits or post financial guarantees with the applicable judicial bodies. As of December 31, 2015, we had made judicial deposits in the aggregate amount of R$14,377 million and obtained financial guarantees from third parties in the aggregate amount of R$14,013 million. During 2015, we paid fees in the aggregate amount of R$246 million to the financial institutions from which we had obtained these guarantees, and as of December 31, 2015, we had pledged 1,811,755 of our preferred shares, representing 1.15% of our outstanding share capital, as security for one of these financial guarantees.

Tax Proceedings Relating to Oi S.A. and Our Brazilian Operations

As of December 31, 2015, the total estimated contingency in connection with tax proceedings against us in respect of which the risk of loss was deemed probable or possible totaled R$24,540 million and we had recorded provisions of R$492 million relating to these proceedings.

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

As of December 31, 2015, we deemed the risk of loss as possible with respect to approximately R$10,144 million of these assessments and had not recorded any provisions in respect of these assessments. As of that date, we had recorded provisions in the amount of R$308 million for those assessments in respect of which we deemed the risk of loss as probable.

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

As of December 31, 2015, we deemed the risk of loss as possible with respect to approximately R$2,908 million of these assessments and had not recorded any provisions in respect of these assessments. As of that date, we had recorded provisions in the amount of R$71 million for those assessments in respect of which we deemed the risk of loss as probable.

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

As of December 31, 2015, we deemed the risk of loss as possible with respect to approximately R$3,161 million of these assessments and had not recorded any provisions in respect of these assessments.

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

As of December 31, 2015, we deemed the risk of loss as possible with respect to approximately R$1,029 million of these assessments. As of that date, we had recorded provisions of R$29 million for those assessments in respect of which we deemed the risk of loss as probable.

PIS and COFINS

In 2006, the Brazilian federal tax authorities filed a claim in the amount of R$1,026 million related to the basis for the calculation of PIS/COFINS. In 2007, TNL obtained a partially favorable decision in a lower court that reduced the amount of this claim to R$585 million. Both TNL and the Brazilian federal tax authorities filed appeals, with respect to which decisions are pending. As of December 31, 2015, we deemed the risk of loss as possible with respect to approximately R$3,290 million of these assessments and had not recorded any provisions in respect of this claim.

ILL

TNL used credits from the Tax on Net Profit (Imposto sobre Lucro Líquido), or ILL, to offset certain other taxes based on decisions rendered by the Brazilian Federal Supreme Court in cases brought by other taxpayers that have held this tax unconstitutional. No final administrative or judicial ruling has been rendered setting forth the criteria by which to calculate the amounts permitted to be offset. As of December 31, 2015, we had recorded provisions in the amount of R$7 million for those assessments in respect of which we deem the risk of loss as probable.

Other Tax Claims

There are various federal taxes that have been assessed against us, largely relating to (1) assessments of taxes against our company that we do not believe are due and which we are contesting, and (2) our use of tax credits to offset certain federal taxes, which the federal tax authorities are contesting.

As of December 31, 2015, we deemed the risk of loss as possible with respect to approximately R$3,515 million of these assessments. As of that date, we had recorded provisions in the amount of R$77 million for those assessments in respect of which we deemed the risk of loss as probable.

Civil Claims Relating to Oi S.A. and Our Brazilian Operations

As of December 31, 2015, the total estimated contingency in connection with civil claims against us, including ANATEL proceedings, in respect of which the risk of loss was deemed probable or possible, totaled R$4,331 million and we had recorded provisions of R$3,093 million relating to these proceedings.

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

As of December 31, 2015, we deemed the risk of loss as possible with respect to approximately R$144 million of these claims and had not recorded any provisions in respect of these claims. As of that date, we had recorded provisions in the amount of R$1,149 million, including fines which we are contesting through judicial proceedings, for those claims in respect of which we deemed the risk of loss as probable. In the event that we are unsuccessful in obtaining final approval of the inclusion of the R$5 billion of fines and claims we have proposed to be included in the TAC program, we could be required to constitute an additional provision of the portion of these fines and claims for which we have not previously established a provision.

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

As of December 31, 2015, we had recorded provisions in the amount of R$1,112 million for those claims in respect of which we deemed the risk of loss as probable.

Customer Service Centers

We are a defendant in 66 civil class actions filed by the Attorney General of the National Treasury jointly with certain consumer agencies demanding the re-opening of customer service centers. The lower courts have rendered decisions in all of these proceedings, some of which have been unfavorable to us. All of these proceedings are currently under appeal. As of December 31, 2015, we had recorded provisions in the amount of R$12 million for those claims in respect of which we deemed the risk of loss as probable.

Customer Service

We are a defendant in a civil class action lawsuit filed by the Federal Prosecutor’s Office (Ministério Público Federal) seeking recovery for alleged collective moral damages caused by TNL’s alleged non-compliance with the Customer Service (Serviço de Atendimento ao Consumidor –SAC) regulations established by the Ministry of Justice (Ministério da Justiça). TNL presented its defense and asked for a change of venue to federal court in Rio de Janeiro, where we are headquartered. Other defendants have been named and await service of process. The amount involved in this action is R$300 million. As a result of the corporate reorganization, we have succeeded to TNL’s position as a defendant in this action. As of December 31, 2015, we deemed the risk of loss as possible with respect to these lawsuits and had not made any provisions with respect to this action since it was awaiting the court’s initial decision.

Special Civil Court Proceedings

We are party to proceedings in special civil courts relating to customer claims in connection with our basic subscription services. The value of any individual claim does not exceed 40 minimum wages. As of December 31, 2015, we had recorded provisions in the amount of R$362 million for these claims in respect of which we deemed the risk of loss as probable.

Other Claims

We are defendants in various claims involving contract termination, indemnification of former suppliers and contractors, review of contractual conditions due to economic stabilization plans and breach of contract. As of December 31, 2015, we had recorded provisions in the amount of R$471 million in respect of these claims.

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

As of December 31, 2015, the total estimated contingency in connection with labor claims against us in respect of which the risk of loss was deemed probable or possible totaled R$1,629 million and we had recorded provisions of R$849 million relating to these proceedings.

Legal Proceedings Relating to Our Interest in Africatel

On September 16, 2014, Africatel GmbH received a letter from Samba Luxco in which Samba Luxco claimed that Oi’s acquisition of PT Portugal was deemed a change of control of Pharol under the Africatel shareholders’ agreement, and that this change of control entitled Samba Luxco to exercise a put right under the Africatel shareholders’ agreement at the fair market equity value of Samba Luxco’s Africatel shares. In the letter, Samba

Luxco purported to exercise the alleged put right and thereby require Africatel GmbH to acquire its shares in Africatel.

On November 12, 2014, the International Court of Arbitration of the International Chamber of Commerce notified Africatel GmbH that Samba Luxco had commenced arbitral proceedings against Africatel GmbH to enforce its purported put right or, in the alternative, certain ancillary rights and claims. Africatel GmbH presented its answer to Samba Luxco’s request for arbitration on December 15, 2014. The arbitral tribunal was constituted on March 12, 2015 and held a first management conference in London on May 8, 2015.

On July 22, 2015, Samba Luxco submitted its Statement of Claim, and on October 9, 2015, Pharol and Africatel GmbH submitted their Statement of Defence. On January 25, 2016, Samba Luxco submitted its Reply and, on March 14, 2016, Pharol and Africatel GmbH submitted their Rejoinder.

The proceedings have been bifurcated, with the merits hearing currently scheduled to take place during November 2016. Dates for a quantum hearing (if necessary) have been reserved in March 2017.

Legal Proceedings Relating to Our Interest in Unitel

On October 13, 2015, PT Ventures initiated an arbitration proceeding against the other shareholders of Unitel as a result of the violation by those shareholders of a variety of provisions of the Unitel shareholders’ agreement, including the provisions entitling PT Ventures to nominate the majority of the members of the board of directors of Unitel and its chief executive officer. Vidatel presented its answer to PT Ventures’ request for arbitration on January 8, 2016. The arbitral tribunal was constituted on April 14, 2016 and the proceedings are ongoing.

On March 14, 2016, the other shareholders of Unitel initiated an arbitration proceeding against PT Ventures, claiming that Pharol’s sale of a minority interest in Africatel to our company did not comply with the Unitel shareholders’ agreement. PT Ventures disputes this interpretation of the relevant provisions of the Unitel shareholders’ agreement, and we believe that the relevant provisions of the Unitel shareholders’ agreement apply only to a transfer of Unitel shares by PT Ventures itself. PT Ventures is seeking to consolidate this arbitration proceeding with the separate arbitration proceeding brought by PT Ventures against the other shareholders of Unitel. We intend to continue to vigorously defend these proceedings.

Non-Provisioned Contingencies

We are defendants in various proceedings with no legal precedent involving network expansion plans, compensation for moral and material damages, collections and bidding proceedings, among others, for which we deem the risk of loss as possible and have not recorded any provisions. As of December 31, 2015, we deemed the risk of loss as possible with respect to R$26,066 billion of these proceedings. This amount is based on total value of the damages being sought by the plaintiffs. Typically, we believe the value of individual claims to be beyond the merits of the case in question.

Dividends and Dividend Policy

Payment of Dividends

Our dividend distribution policy has historically included the distribution of periodic dividends, based on annual balance sheets approved by our board of directors. The payment of dividends is currently subject only to the provisions of the Brazilian Corporate Law and our by-laws, which provide that the dividends will be paid annually in the minimum amount of 25% of adjusted net income. Our distribution policy may be implemented through the distribution of dividends, payment of interest on capital, share grants or redemption, capital reduction or other forms that enable the distribution of funds to shareholders. Payment of intermediate or interim dividends will also be permitted, subject to market conditions, our then-prevailing financial condition and other factors deemed relevant by our board of directors.

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

The following table sets forth the dividends and/or interest attributable to shareholders’ equity paid to holders of our common shares and preferred shares since January 1, 2011 in reais and in U.S. dollars translated from reais at the commercial market selling rate in effect as of the payment date.

		Nominal Reais per		US$ equivalent per
Year	Payment Date	Common Shares	Preferred Shares	Common Shares	Preferred Shares
2011	May 9, 2011(1)	7.352	7.352	4.539	4.539
2012	August 27, 2012 (2)	6.097	6.097	3.004	3.004
2013	March 28, 2013 (3)	5.107	5.107	2.536	2.536
	April 1, 2013 (4)	0.991	0.991	0.491	0.491
	October 11, 2013 (5)	3.049	3.049	1.397	1.397

(1)	Represents interest attributable to shareholders’ equity of R$4.360 (US$2.692) per common and preferred share, plus dividends of R$2.992 (US$1.847) per common and preferred share.
(2)	Represents dividends of R$3.095 (US$1,525) per common and preferred share, plus payment for the redemption of class B and class C preferred shares issued as a bonus and distributed to shareholders of our common and preferred shares in the total amount of R$3.002 (US$1.479) per common and preferred share.
(3)	Represents dividends of R$5.107(US$2.536) per common and preferred share.
(4)	Represents payment for the redemption of class B and class C preferred shares issued as a bonus and distributed to shareholders of common and preferred shares of the Company in the total amount of R$0.991(US$0.491) per common and preferred share.
(5)	Represents dividends of R$3.049 (US$1.397) per common and preferred share.

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

Reserve Accounts

As required by the Brazilian Corporation Law and as provided for in our by-laws, we maintain a legal reserve. In addition, we are permitted by the Brazilian Corporation Law to establish the following discretionary reserves:

•	a contingency reserve for an anticipated loss that is deemed probable in future years. Any amount so allocated in a previous year must be reversed in the fiscal year in which the loss had been anticipated if the loss does not occur as projected or charged off in the event that the anticipated loss occurs;

•	a reserve for investment projects, in an amount based on a capital expenditure budget previously approved by our shareholders;

•	a special goodwill reserve for the merger, which represents the net amount of the counterpart of the premium amount recorded in the asset, pursuant to provisions of CVM Instruction No. 319/1999;

•	an unrealized income reserve described under “—Mandatory Distributions” below; and

•	a tax incentive investment reserve, included in our capital reserve accounts, in the amount of the reduction in our income tax obligations due to government tax incentive programs.

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

Legal Reserve Account

Under the Brazilian Corporation Law and our by-laws, we must allocate 5% of our net profit for each fiscal year to our legal reserve until the aggregate amount of our legal reserve equals 20% of our paid-in capital. However, we are not required to make any allocations to our legal reserve in a fiscal year in which our legal reserve, when added to our other reserves, exceeds 30% of our shareholders’ equity. At December 31, 2015, we used this reserve to offset losses.

Capital Reserve Accounts

Under the Brazilian Corporation Law, we are also permitted to record a capital reserve that may be used only (1) to absorb losses which exceed retained earnings and income reserves as defined in the Brazilian Corporation Law, (2) to redeem or repurchase share capital and/or participation certificates, (3) to increase our capital, or (4) if specified in our by-laws (which currently do not so specify), to pay preferred share dividends. Amounts allocated to our capital reserves are unavailable for the payment of distributions and are not taken into consideration for purposes of determining the mandatory distributable amount. At December 31, 2015, we had a balance of R$18,745 million in our capital reserve account

Dividend Preference of Preferred Shares

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

According to our by-laws, by proposal of our executive officers and board of directors, a portion corresponding to up to 75% of our adjusted net income, must be used to form an equity replenishment reserve, in order to replenish our capital and equity position to be used for investments and debt reduction. The remaining balance will be allocated as approved by the shareholders. The balance of the equity replenishment reserve, plus the balances of the other profit reserves, minus the realizable profit reserves and reserves for contingencies, may not exceed 100% of the capital stock and, upon reaching the 100% threshold, the shareholders may decide to use excess funds to increase capital stock or to distribute dividends.

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

See “Item 10. Additional Information— Taxation—Brazilian Tax Considerations” for information regarding Brazilian tax implications of dividends and interest attributable to shareholders’ equity.

Dividends

Our by-laws require that we hold an annual shareholders’ meeting which, pursuant to Brazilian Corporation Law, must be held by April 30 of each year. At our annual shareholders’ meeting, our common shareholders may vote to declare an annual dividend. Our payment of annual dividends is based on our audited financial statements prepared for our preceding fiscal year.

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

Under the current Brazilian tax law, dividends paid to persons who are not Brazilian residents, including holders of ADSs, will not be subject to Brazilian withholding tax, except for dividends declared based on profits generated prior to December 31, 1995, which may be subject to Brazilian withholding income tax at varying tax rates. See “Item 10. Additional Information— Taxation—Brazilian Tax Considerations.”

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

Any payment of interest attributable to shareholders’ equity to holders of our common shares or preferred shares or our ADSs, whether or not they are Brazilian residents, is subject to Brazilian withholding tax at the rate of 15%, except that a 25% withholding tax rate applies if the recipient is a resident of a “tax haven” jurisdiction for this purpose. The definition of “tax haven” jurisdiction for this purpose includes countries and locations (a) that do not impose income tax, (b) that impose income tax at a rate of 20% or less, or (c) where local laws do not allow access to information related to shareholding composition, ownership of investments, or the identity of the beneficial owner of earnings that are attributed to non-residents. On November 28, 2014, the Brazilian Revenue Service issued Rule No. 488, which reduces the threshold income tax rate for determining a “tax favorable jurisdiction” from 20% to 17%. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations” below for a discussion of the definition of “tax haven” jurisdiction being broadened by an interpretation of Law No. 11,727. Under our by-laws, we may include the amount distributed as interest attributable to shareholders’ equity, net of any withholding tax, as part of the mandatory distributable amount.

There are ongoing discussions in Congress regarding possible changes to the tax treatment of interest on shareholders’ equity. There can be no assurance that the current tax treatment will continue to be available in the future.

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

Markets for Our Equity Securities

The principal trading market for our common shares and preferred shares is the BM&FBOVESPA, where they are traded under the symbols “OIBR3” and “OIBR4,” respectively. Our common shares and preferred shares began trading on the BM&FBOVESPA on July 10, 1992. On November 16, 2001, our Preferred ADSs began trading on the NYSE under the symbol “BTM.” On November 17, 2009, our Common ADSs began trading on the NYSE under the symbol “BTMC.” On April 9, 2012, the trading symbols for our Preferred ADSs and Common ADSs on the NYSE were changed to “OIBR” and “OIBR.C,” respectively.

We have registered our Common ADSs and Preferred ADSs with the SEC pursuant to the Exchange Act. On December 31, 2015, there were 21,168,498 Common ADSs, representing 21,168,498 common shares, or 20.36% of our outstanding common shares, and 43,376,418 Preferred ADSs outstanding, representing 43,376,418 preferred shares, or 27.82% of our outstanding preferred shares.

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

	BM&FBOVESPA			NYSE
	Reais per Preferred Share(1)(2)			U.S. dollars per Preferred ADS(1)(3)
	Closing Price per Preferred Share		Average Daily Trading Volume (thousands of shares)	Closing Price per Preferred ADS		Average Daily Trading Volume (thousands of Preferred ADSs)
	High	Low		High	Low
	(in reais)			(in U.S. dollars)
2011	167.70	101.50	81.9	104.10	54.40	72.3
2012	127.30	75.20	437.1	70.00	36.70	234.3
2013	91.70	33.40	1,009.0	44.20	14.60	389.7
2014	44.20	8.61	3,692.3	18.80	3.17	1,263.4
2015	8.43	1.30	4,608.5	3.15	0.34	2,327.2

2014
First Quarter	44.20	31.20	1,107	18.80	13.30	712.9
Second Quarter	33.00	18.30	4,584	14.70	8.00	1,559.1

	BM&FBOVESPA			NYSE
	Reais per Preferred Share(1)(2)			U.S. dollars per Preferred ADS(1)(3)
	Closing Price per Preferred Share		Average Daily Trading Volume (thousands of shares)	Closing Price per Preferred ADS		Average Daily Trading Volume (thousands of Preferred ADSs)
	High	Low		High	Low
	(in reais)			(in U.S. dollars)
Third Quarter	18.10	11.90	5,309	8.00	5.20	1,639.2
Fourth Quarter	16.70	8.61	3,679	6.70	3.17	1,038.0
2015
First Quarter	8.43	4.96	4,933.0	3.15	1.54	3,854.3
Second Quarter	7.07	5.56	3,118.6	2.24	1.82	2,634.9
Third Quarter	5.66	2.47	3,598.0	1.81	0.62	1,920.6
Fourth Quarter	3.67	1.30	6,871.0	0.95	0.34	975.3
2016
First Quarter	1.89	1.15	3,258.9	0.45	0.26	402.9

Most Recent Six Months
November 2015	2.21	1.76	3,902.0	0.63	0.46	629.2
December 2015	2.09	1.30	4,816.3	0.51	0.34	581.8
January 2016	1.84	1.42	2,943.1	0.43	0.35	349.9
February 2016	1.89	1.21	2,861.1	0.45	0.26	375.0
March 2016	1.45	1.15	3,875.3	0.34	0.29	475.0
April 2016	1.15	0.92	3,443.6	0.33	0.26	273.6
May 2016(3)	1.07	1.02	1,860.2	0.31	0.26	92.0

(1)	Adjusted to reflect the reverse split of all of our issued preferred shares into one preferred share for each 10 issued preferred shares that became effective on December 22, 2014.
(2)	Adjusted to reflect change of ratio from three preferred shares per Preferred ADS to one preferred share per Preferred ADS effective as of August 15, 2012.
(3)	Through May 13, 2016.

Source: Economática Ltda./ Bloomberg

	BM&FBOVESPA			NYSE
	Reais per Common Share(1)			U.S. dollars per Common ADS(1)
	Closing Price per Common Share		Average Daily Trading Volume (thousands of shares)	Closing Price per Common ADS		Average Daily Trading Volume (thousands of Common ADSs)
	High	Low		High	Low
	(in reais)			(in U.S. dollars)
2011	184.50	112.50	7.0	582.5	292.5	0.3
2012	142.00	87.10	58.2	392.0	201.5	2.0
2013	101.70	35.40	169.7	251.5	75.0	1.9
2014	48.80	9.15	467.8	101.5	16.6	36.3
2015	9.12	2.06	1,060.8	16.4	2.5	57.7

2014
First Quarter	48.80	32.00	137.7	101.50	70.00	1.2
Second Quarter	32.70	19.50	637.4	78.50	42.00	68.5
Third Quarter	19.60	12.40	646.0	43.25	27.38	45.7
Fourth Quarter	17.40	9.15	441.5	35.23	16.55	27.7
2015
First Quarter	9.12	5.14	753.2	16.35	8.15	54.9

	BM&FBOVESPA			NYSE
	Reais per Common Share(1)			U.S. dollars per Common ADS(1)
	Closing Price per Common Share		Average Daily Trading Volume (thousands of shares)	Closing Price per Common ADS		Average Daily Trading Volume (thousands of Common ADSs)
	High	Low		High	Low
	(in reais)			(in U.S. dollars)
Second Quarter	7.05	5.58	789.8	11.25	8.80	43.8
Third Quarter	5.76	2.47	856.0	9.15	3.05	37.3
Fourth Quarter	3.86	2.06	1,867.7	5.35	2.50	94.1
2016
First Quarter	2.55	1.05	3,587.2	3.55	1.40	182.3

Most Recent Six Months
November 2015	3.79	2.89	1,286.3	5.35	4.00	85.7
December 2015	2.78	2.06	1,883.7	4.10	2.50	77.8
January 2016	2.55	2.08	1,218.9	3.55	2.65	55.8
February 2016	2,.55	1.26	3,025.3	3.36	1.50	176.2
March 2016	1.32	1.05	6,117.8	1.70	1.40	296.9
April 2016	1.06	0.81	6,093.2	1.45	1.06	77.9
May 2016(2)	0.85	0.80	3,824	1.24	1.11	49.9

(1)	Adjusted to reflect the reverse split of all of our issued common shares into one common share for each 10 issued common shares that became effective on December 22, 2014 and change in the ratio applicable to our Common ADSs as a result of which each Common ADS which formerly represented one common share has represented five common shares since February 1, 2016.
(2)	Through May 13, 2016.

Source: Economática Ltda./ Bloomberg

On May 13, 2016, the closing sales price of:

•	our common shares on the BM&FBOVESPA was R$0.81 per common share;

•	our Common ADSs on the NYSE was US$1.12 per Common ADS;

•	our preferred shares on the BM&FBOVESPA was R$1.02 per preferred share; and

•	our Preferred ADSs on the NYSE was US$0.26 per Preferred ADS.

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

Brazilian regulations also require that any person or group of persons representing the same interest that has directly or indirectly acquired an interest corresponding to 5% of a type or class of shares of a publicly traded company must provide such publicly traded company with information on such acquisition and its purpose, and such company must transmit this information to the CVM. If this acquisition causes a change in the control of the company or in the administrative structure of the company, or if this acquisition triggers the obligation to make a public offering in accordance with CVM Instruction No. 361, as amended, then the acquirer must disclose this information to the applicable stock exchanges and the appropriate Brazilian newspapers. Such obligation is also triggered whenever the equity interest directly or indirectly held by such person or group of persons representing the same interest increases or decreases to 5%, or any 5% multiple thereof, of a type or class of shares.

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

In 2015, CVM Instruction No. 481 was amended to provide the procedures relating to the exercise of distance voting by the shareholders at the shareholders’ meetings. The distance voting procedure is currently at the discretion of Brazilian publicly held companies and has not yet adopted by us. Such procedure will become mandatory (i) in January 2017, for publicly-held companies with at least one type or class of shares integrating IBrX-100 and IBOVESPA indexes; and (ii) in January 2018, for the other publicly-held companies with shares traded in the stock market.

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

As of December 31, 2015, the aggregate market capitalization of all companies listed on the BM&FBOVESPA was equivalent to approximately R$1.9 trillion (US$490 billion) and the 10 largest companies listed on the BM&FBOVESPA represented approximately 51% of the total market capitalization of all listed companies. By comparison, as of December 31, 2015, the aggregate market capitalization of the companies (including U.S. and non-U.S. companies) listed on the NYSE was approximately US$17.8 trillion. The average daily trading volume of the BM&FBOVESPA and the NYSE for 2015 was approximately R$6.8 billion (US$2.1 billion) and US$64.0 billion, respectively.

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

Regulation of Foreign Investments

Trading on the BM&FBOVESPA by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a non-Brazilian holder, is subject to certain limitations under Brazilian foreign investment regulations. With limited exceptions, non-Brazilian holders may trade on the BM&FBOVESPA only in accordance with the requirements of Annex I of Resolution No. 4,373 of the National Monetary Council. Annex I of Resolution No. 4,373 requires that securities held by non-Brazilian holders be registered, maintained in the custody of, or maintained in deposit accounts with, financial institutions that are authorized by the Brazilian Central Bank and the CVM, as applicable. Subject to limited exceptions provided in the CVM regulation or previous CVM authorization, Annex I of Resolution No. 4,373 requires non-Brazilian holders (1) to restrict their securities trading to transactions on the BM&FBOVESPA or qualified over-the-counter markets; and (2) to not transfer the ownership of investments made under Annex I of Resolution No. 4,373 through private transactions. See “Item 10. Additional Information—Exchange Controls—Resolution No. 4,373” for further information about Resolution No. 4,373, and “Item 10. Additional Information—Taxation—Brazilian Tax Considerations—Taxation of Gains” for a description of certain tax benefits extended to non-Brazilian holders who qualify under Resolution No. 4,373.

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

Our shares joined Level 1 of Differentiated Corporate Governance Practices on December 14, 2012. As a Level 1 company, we must, among other things:

•	ensure that shares representing 25% of our total share capital are effectively available for trading;

•	adopt offering procedures that favor widespread ownership of shares whenever we make a public offering;

•	comply with minimum quarterly disclosure standards, including issuing consolidated financial information, a cash flow statement, and special audit revisions on a quarterly basis;

•	follow stricter disclosure policies with respect to contracts with related parties, material contracts and transactions involving our securities made by our controlling shareholders, if any, directors or executive officers;

•	make a schedule of corporate events available to our shareholders; and

•	hold public meetings with analysts and investors at least annually.

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

As of December 31, 2015 and May 13, 2016, we had outstanding share capital of R$21,438,374,154.00, comprised of 825,760,902 total shares, consisting of 668,033,661 issued common shares and 157,727,241 issued preferred shares, including 148,282,003 common shares and 1,811,755 preferred shares held in treasury. All of our outstanding share capital is fully paid. All of our shares are without par value. Under the Brazilian Corporation Law, the aggregate number of our non-voting and limited voting preferred shares may not exceed two-thirds of our total outstanding share capital. In addition, our board of directors may increase our share capital to a number of common shares equivalent to R$34,038,701,741.49, provided that no preferred shares are issued by the Company in public or private subscriptions.

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

Board of Directors

Under our by-laws, any matters subject to the approval of our board of directors can be approved only by a majority of votes of the members of our board of directors. Under our by-laws, our board of directors may only deliberate if a majority of its members are present at a duly convened meeting.

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

Qualification of Directors

There is no minimum share ownership or residency requirement to qualify for membership on our board of directors. Our by-laws do not require the members of our board of directors to be residents of Brazil. The Brazilian Corporation Law requires each of our executive officers to be residents of Brazil. The tenure of the members of the board of directors will be conditioned to the appointment of a representative who resides in Brazil, with powers to receive service of process in proceedings initiated against such member based on the corporate legislation, by means of a power-of-attorney with a validity term of at least three years after the end of the term of office.

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

Compensation

Under our by-laws, our common shareholders approve the aggregate compensation payable to our board of directors, board of executive officers and members of our fiscal council. Subject to this approval, our board of directors establishes the compensation of its members and of our executive officers. See “Item 6. Directors, Senior Management and Employees—Compensation.”

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

Shareholders’ Meetings

Under the Brazilian Corporation Law, we must hold an annual shareholders’ meeting by April 30 of each year in order to:

•	approve or reject the financial statements approved by our board of directors and board of executive officers, including any recommendation by our board of directors for the allocation of net profit and distribution of dividends; and

•	elect members of our board of directors (upon expiration of their two-year terms) and members of our fiscal council.

In addition to the annual shareholders’ meetings, holders of our common shares have the power to determine any matters related to changes in our corporate purposes and to pass any resolutions they deem necessary to protect and enhance our development whenever our interests so require, by means of extraordinary shareholders’ meetings.

We convene our shareholders’ meetings, including our annual shareholders’ meeting, by publishing a notice in the national edition of Valor Econômico, a Brazilian newspaper, and in the Official Gazette of the state of Rio de Janeiro (Diário Oficial do Estado do Rio de Janeiro). Under the rules of the CVM, on the first call of any meeting, the notice must be published no fewer than three times, beginning at least 30 calendar days prior to the scheduled meeting date. The notice must contain the meeting’s place, date, time, agenda and, in the case of a proposed amendment to our by-laws, a description of the subject matter of the proposed amendment.

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

Each shareholders’ meeting shall be convened by the chairman of the board of directors. In case of absence or impediment of the chairman of the board of directors, the meeting shall be convened by any director chosen at the meeting; and if all other directors are absent or impeded, the shareholders present at the meeting shall be responsible for choosing the chairman and the secretary of the board of directors.

In order for a valid action to be taken at a shareholders’ meeting, shareholders representing at least 25% of our issued and outstanding voting share capital must be present on first call. However, shareholders representing at least two-thirds of our issued and outstanding voting share capital must be present on first call at a shareholders’ meeting called to amend our by-laws. If a quorum is not present, our board of directors may issue a second call by publishing a notice as described above at least eight calendar days prior to the scheduled meeting. Except as otherwise provided by law, the quorum requirements do not apply to a meeting held on the second call, and the shareholders’ meetings may be convened with the presence of shareholders representing any number of shares (subject to the voting requirements for certain matters described below). A shareholder without a right to vote may attend a shareholders’ meeting and take part in the discussion of matters submitted for consideration.

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

In accordance with article 72 of our by-laws, any shareholder of our company or group of shareholders representing a common interest or bound by a voting agreement that holds a stake of more than 15% of the number of shares into which the voting capital stock of Company is divided will have their voting rights limited to 15% of the number of shares of our company in which the voting capital stock is divided. Currently, such limitation is being applied to the votes corresponding to the shares held by Bratel B.V. and Pharol, which taken together, exceed the 15% threshold of our voting capital.

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

Our company is required to give effect to shareholders’ agreements that contain provisions regarding the purchase or sale of our shares, preemptive rights to acquire our shares, the exercise of the right to vote our shares or the power to control our company, if these agreements are filed with our headquarters in Rio de Janeiro. Brazilian Corporation Law obligates the president of any shareholder or board of directors meeting to disregard any vote taken by any of the parties to any shareholders’ agreement that has been duly filed with our company that violates the provisions of any such agreement. In the event that a shareholder that is party to a shareholders’ agreement (or a director appointed by such shareholder) is absent from any shareholders’ or board of directors’ meeting or abstains from voting, the other party or parties to that shareholders’ agreement have the right to vote the shares of the absent or abstaining shareholder (or on behalf of the absent director) in compliance with that shareholders’ agreement. Currently, no shareholders’ agreement affecting our shares has been filed with our headquarters in Rio de Janeiro.

Under the Brazilian Corporation Law, neither our by-laws nor actions taken at a shareholders’ meeting may deprive any of our shareholders of certain specific rights, including:

•	the right to participate in the distribution of our profits;

•	the right to participate in any remaining residual assets in the event of our liquidation;

•	the right to supervise the management of our corporate business as specified in the Brazilian Corporation Law;

•	the right to preemptive rights in the event of an issuance of our shares, debentures convertible into our shares or subscription bonuses, other than as provided in the Brazilian Corporation Law; and

•	the right to withdraw from our company under the circumstances specified in the Brazilian Corporation Law.

Voting Rights of Minority Shareholders

Shareholders holding shares representing not less than 5% of our voting shares have the right to request that we adopt a cumulative voting procedure for the election of the members of our board of directors. This procedure must be requested by the required number of shareholders at least 48 hours prior to a shareholders’ meeting.

Under the Brazilian Corporation Law, shareholders that are not controlling shareholders, but that together hold either:

•	preferred shares representing at least 10% of our total share capital; or

•	common shares representing at least 15% of our voting capital,

have the right to appoint one member and an alternate to our board of directors at our annual shareholders’ meeting. If no group of our common or preferred shareholders meets the thresholds described above, shareholders holding preferred shares or common shares representing at least 10% of our total share capital are entitled to combine their holdings to appoint one member and an alternate to our board of directors. In the event that minority holders of common shares and/or holders of non-voting preferred shares elect a director and the cumulative voting procedures described above are also used, our controlling shareholders, if any, always retain the right to elect at least one member more than the number of members elected by the other shareholders, regardless of the total number of members of our board of directors. The shareholders seeking to exercise these minority rights must prove that they have held their shares for not less than three months preceding the shareholders’ meeting at which the director will be appointed.

Under our by-laws, holders of preferred shares may appoint, by separate voting, one board member and one alternate.

In accordance with the Brazilian Corporation Law, the holders of our preferred shares are entitled to elect one member and an alternate to our fiscal council in a separate election. Minority shareholders have the same right as long as they jointly represent 10% or more of the voting shares. The other shareholders with the right to vote may elect the remaining members and alternates, who, in any event, must number more than the directors and alternates elected by the holders of the preferred shares and the minority shareholders.

Voting Rights of Preferred Shares

Holders of our preferred shares are not entitled to vote on any matter, except:

•	with respect to the election of a member of our board of directors by preferred shareholders holding at least 10% of our total share capital in a separate meeting as described above;

•	with respect to the election of a member and alternate member of our fiscal council in a separate meeting as described above;

•	with respect to the approval of the contracting of foreign entities related to the controlling shareholders of our company, if any, to render management services, including technical assistance, in which decisions preferred shares will have the right to vote separately from the common shares;

•	with respect to decisions relating to the employment of foreign entities linked to the controlling shareholders of our company, if any, to provide management services, including technical assistance, if the remuneration for such services will exceed 0.2% of our consolidated annual sales for fixed switched telephone service, network service transport telecommunications and the mobile highway telephone service, after deductions of tax and contributions; and

•	in the limited circumstances described below.

The Brazilian Corporation Law and our by-laws provide that our preferred shares will acquire unrestricted voting rights after the third consecutive fiscal year that we fail to pay the minimum dividends or fixed dividends to which our preferred shares are entitled. This voting right will continue until the past due minimum dividend for any year in that three consecutive-year period is paid in full. Our preferred shareholders will also obtain unrestricted voting rights if we enter into a liquidation process.

Limitation on Voting Rights

Under our by-laws, any shareholder or group of shareholders, representing the same interest or bound by a voting agreement, that hold or may hold in the future, alone or jointly, interest in the company representing more than 15% of our voting capital shall have its voting rights limited to 15% of the shares with voting rights.

The limitation above shall be deemed void and without effect in case (1) of capital increase or corporate reorganization that cause a dilution superior to 50% of the corporate capital; (2) of public tender offer, in which the offering shareholder or a group of shareholders, bound by voting agreement, acquire more than 50% of the shares of the corporate capital; or (3) no shareholder or group of shareholders hold, alone or jointly, interests representing more than 15% of our voting capital.

Any declaration of vote that overcomes the limits of the by-laws shall not be computed in the shareholders’ meeting.

Liquidation

We may be liquidated in accordance with the provisions of Brazilian law. In the event of our extrajudicial liquidation, a shareholders’ meeting will determine the manner of our liquidation, appoint our liquidator and our fiscal council that will function during the liquidation period.

Upon our liquidation, our preferred shares do not have a liquidation preference over our common shares in respect of the distribution of our net assets, but shall be entitled to unrestricted voting rights. In the event of our liquidation, the assets available for distribution to our shareholders would be distributed to our shareholders in an amount equal to their pro rata share of our legal capital. If the assets to be so distributed are insufficient to fully compensate our all of our shareholders for their legal capital, each of our shareholders would receive a pro rata amount (based on their pro rata share of our legal capital) of any assets available for distribution.

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

The Brazilian Corporation Law authorizes our shareholders to approve in a shareholders’ meeting the redemption of our shares not held by our controlling shareholders, if any, if after a tender offer effected for the purpose of delisting us as a publicly held company, our controlling shareholders, if any, increase their participation in our total share capital to more than 95%. The redemption price in such case would be the same price paid for our shares in any such tender offer.

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

This right of withdrawal may be exercised by the dissenting or non-voting holders (including any holder of preferred shares) in the event that the holders of a majority of all outstanding common shares authorize:

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

Notwithstanding the above, in the event that we are consolidated or merged with another company, become part of a centralized group of companies, or acquire the control of another company for a price in excess of certain limits imposed by the Brazilian Corporation Law, holders of any type or class of our shares or the shares of the resulting entity that have minimal market liquidity and are dispersed among a sufficient number of shareholders will not have the right to withdraw. For this purpose, shares that are part of the IBOVESPA index are considered liquid, and sufficient dispersion will exist if the controlling shareholder, the parent company or other companies under its control hold less than half of the total number of outstanding shares of that type or class. In case of a spin-off, the right of withdrawal will only exist if (1) there is a change in the corporate purpose, (2) there is a reduction in the mandatory dividend, or (3) the spin-off results in our participation in a centralized group of companies.

Only shareholders who own shares on the date of publication of the first notice convening the relevant shareholders’ meeting or the material fact notice concerning the relevant transaction is published, whichever is earlier, will be entitled to withdrawal rights. Shareholders will only be entitled to exercise withdrawal rights with respect to the shares held by them from such date until the date withdrawal rights are exercised.

The redemption of shares arising out of the exercise of any withdrawal rights would be made at the book value of the shares, determined on the basis of our most recent audited balance sheet approved by our shareholders. If the shareholders’ meeting approving the action that gave rise to withdrawal rights occurred more than 60 days after the date of the most recent approved audited balance sheet, a shareholder may demand that its shares be valued on the basis of a balance sheet prepared specifically for this purpose.

The right of withdrawal lapses 30 days after the date of publication of the minutes of the shareholders’ meeting that approved the action that gave rise to withdrawal rights, except when the resolution is approved pending confirmation by the holders of our preferred shares (such confirmation to be given at an extraordinary meeting of such preferred shareholders to be held within one year). In this event, the 30-day period for dissenting shareholders begins at the date of publication of the minutes of the extraordinary meeting of such preferred shareholders. Our shareholders may reconsider any resolution giving rise to withdrawal rights within 10 days after the expiration of the exercise period of withdrawal rights if our management believes that the withdrawal of shares of dissenting shareholders would jeopardize our financial stability.

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

Disclosures of Share Ownership

Brazilian regulations require that (1) each of our direct or indirect controlling shareholders, if any, and (2) any person or group of persons representing a person that has directly or indirectly acquired or sold an interest that would result in an increase or decrease corresponding to 5%, or any 5% multiple thereof, of the total number of our shares of any type or class to disclose its or their share ownership or divestment to us, and we are responsible for transmitting such information to the CVM and the market. In addition, if a share acquisition results in, or is made with the intention of, change of control or company’s management structure, as well as acquisitions that cause the obligation of performing a tender offer, the persons acquiring such number of shares are required to publish a statement containing certain required information about such acquisition.

Our controlling shareholders, if any, members of our board of directors, board of executive officers, fiscal council and members of other bodies created pursuant to our by-laws with technical or consulting functions must file a statement of any change in their holdings of our shares with the CVM and the Brazilian stock exchanges on which our securities are traded. We also must disclose any trading of our shares by us or our controlled or related companies.

Form and Transfer

Our preferred shares and common shares are in book-entry form, registered in the name of each shareholder or its nominee. The transfer of our shares is governed by Article 35 of the Brazilian Corporation Law, which provides that a transfer of shares is effected by our transfer agent, Banco do Brasil S.A., by an entry made by the transfer agent in its books, upon presentation of valid written share transfer instructions to us by a transferor or its representative. When preferred shares or common shares are acquired or sold on a Brazilian stock exchange, the transfer is effected on the records of our transfer agent by a representative of a brokerage firm or the stock exchange’s clearing system. The transfer agent also performs all the services of safe-keeping of our shares. Provided that the provisions of Resolution No. 4,373 are observed, transfers of our shares by a non-Brazilian investor are made in the same manner and are executed on the investor’s behalf by the investor’s local agent. If the original investment was registered with the Brazilian Central Bank pursuant to foreign investment regulations, the non-Brazilian investor is also required to amend, if necessary, through its local agent, the electronic certificate of registration to reflect the new ownership.

The BM&FBOVESPA operates a central clearing system, the CSD. A holder of our shares may choose, at its discretion, to participate in this system, and all shares that such shareholder elects to be put into the clearing system are deposited in custody with the CSD (through a Brazilian institution that is duly authorized to operate by the Brazilian Central Bank and maintains a clearing account with the CSD). Shares subject to the custody of the CSD are noted as such in our registry of shareholders. Each participating shareholder will, in turn, be registered in the register of the CSD and will be treated in the same manner as shareholders registered in our books.

Material Contracts

We have not entered into any material contracts, other than those described in this annual report or entered into in the ordinary course of business.

Exchange Controls

There are no restrictions on ownership or voting of our capital stock by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments, payments of interest on shareholders’ equity and proceeds from the sale of our share capital into foreign currency and to remit such amounts outside Brazil is subject to exchange control restrictions under foreign investment legislation and foreign exchange regulations, which generally require, among other things, the registration of the relevant investment with the Brazilian Central Bank and/or the CVM, as the case may be.

Investments in our common shares or preferred shares by (1) a holder not deemed to be domiciled in Brazil for Brazilian tax purposes (including a non-Brazilian holder) who is registered with the CVM under Annex I of Resolution No. 4,373, or (2) the depositary, are eligible for registration with the Brazilian Central Bank. This registration (the amount so registered is referred to as registered capital) allows the remittance outside Brazil of foreign currency, converted at the commercial market rate, acquired with the proceeds of distributions on, and amounts realized through, dispositions of our common shares or preferred shares.

The registered capital per newly issued common share or preferred share purchased in the form of an ADS, or purchased in Brazil under Annex I of Resolution No. 4,373 and deposited with the depositary in exchange for an ADS, will be equal to its purchase price and to the market value of the corresponding shares on the date of the deposit, respectively.

The registered capital under Annex I of Resolution No. 4,373 per common share or preferred share withdrawn upon cancellation of a corresponding ADS will be the U.S. dollar equivalent of the market value of the common or preferred share, as the case may be, on the BM&FBOVESPA on the day of withdrawal. Such cancellation is also subject to the execution of simultaneous foreign exchange agreements without the actual inflow and outflow of funds to and from Brazil, or the Symbolic FX Agreements. The U.S. dollar equivalent will be determined upon the execution of the Symbolic FX Agreement.

Foreign Direct Investment and Portfolio Investment

Investors (individuals, legal entities, mutual funds and other collective investment entities) domiciled, residing or headquartered outside Brazil may register their investments in our shares as foreign portfolio investments under Annex I of Resolution No. 4,373 (described below) or as foreign direct investments under Law No. 4,131 (described below). Registration under Annex I of Resolution No. 4,373 or Law No. 4,131 generally enables the conversion of dividends, other distributions and sales proceeds received in connection with registered investments into foreign currency and the remittance of such amounts outside Brazil. Registration under Annex I of Resolution No. 4,373 affords favorable tax treatment to non-Brazilian portfolio investors who are not resident in a favorable tax jurisdiction, which is defined by Brazilian tax legislation as any country or location that: (1) does not tax income, or taxes income at a rate lower than 20% (or 17% in the case of countries or regimes abiding by the international policy for tax transparency); or (2) does not disclose or imposes restrictions on the disclosure of certain information concerning the shareholding composition of a legal entity, its ownership or the effective beneficiary of income attributable to the foreigners. See “—Taxation—Brazilian Tax Considerations.”

Annex I of Resolution No. 4,373

All investments made by a non-Brazilian investor under Annex I of Resolution No. 4,373 are subject to an electronic registration with the Brazilian Central Bank. This registration permits the conversion of dividend payments, payments of interest on shareholders’ equity and proceeds from the sale of our share capital into foreign currency and the remission of such amounts outside Brazil.

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

Pursuant to Annex I of Resolution No. 4,373, non-Brazilian investors must:

•	appoint at least one representative in Brazil with powers to take action relating to its investments, which must be a financial institution duly authorized by the Brazilian Central Bank;

•	appoint an authorized custodian in Brazil for its investments, which must be an institution duly authorized by the CVM;

•	complete the appropriate foreign investor registration forms;

•	appoint a tax representative in Brazil;

•	through its representative, register as a non-Brazilian investor with the CVM;

•	through its representative, register its investments with the Brazilian Central Bank; and

•	obtain a taxpayer identification number from the Brazilian federal tax authorities.

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

ADS - Annex II of Resolution No. 4,373

Annex II of Resolution No. 4,373 of the National Monetary Council provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. The Common and Preferred ADS program was approved by the Brazilian Central Bank and the CVM prior to the issuance of the Common and Preferred ADSs.

In the event that a holder of Common or Preferred ADSs exchanges those Common or Preferred ADSs for the underlying common shares or preferred shares, respectively, the holder must:

•	convert its investment in those shares into a foreign portfolio investment under Annex I of Resolution No. 4,373, subject to the execution of Symbolic FX Agreements; or

•	convert its investment in those shares into a direct foreign investment under Law No. 4,131, subject to the execution of Symbolic FX Agreements.

The custodian is authorized to update the electronic registration of the Common and Preferred ADS Depositary to reflect conversions of Common and Preferred ADSs into foreign portfolio investments under Resolution No. 4,373.

If a holder of Common or Preferred ADSs elects to convert its Common and Preferred ADSs, as the case may be, into a foreign portfolio investment under Annex I of Resolution No. 4,373 or into a foreign direct investment under Law No. 4,131, the conversion will be effected before the Brazilian Central Bank by the custodian after receipt of an electronic request from the depositary with details of the transaction.

If a holder of ADSs wishes to convert its investment in our shares into either a foreign portfolio investment under Annex I of Resolution No. 4,373 or a foreign direct investment under Law No. 4,131, it should begin the process of obtaining its own foreign investor registration with the Brazilian Central Bank or with the CVM, as the case may be, in advance of exchanging the Common or Preferred ADSs for the underlying common or preferred shares, respectively. A non-Brazilian holder of common or preferred shares may experience delays in obtaining a foreign investor registration, which may delay remittances outside Brazil, which may in turn adversely affect the amount, in U.S. dollars, received by the non-Brazilian holder.

Unless the holder has registered its investment with the Brazilian Central Bank, the holder may not be able to convert the proceeds from the disposition of, or distributions with respect to, such preferred shares (or the common shares into which such holder converts such preferred shares) into foreign currency or remit those proceeds outside Brazil. In addition, if the non-Brazilian investor resides in a “tax haven” jurisdiction or is not an investor registered under Annex I of Resolution No. 4,373, the investor will be subject to less favorable tax treatment than a holder of ADSs. See “—Taxation—Brazilian Tax Considerations.”

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

Brazilian Tax Considerations

The following discussion contains a description of the material Brazilian tax consequences, subject to the limitations set forth herein, of the acquisition, ownership and disposition of our common shares, preferred shares or ADSs by a non-Brazilian holder. This discussion is based on the tax laws of Brazil and regulations thereunder in effect on the date hereof, which are subject to change (possibly with retroactive effect). This discussion does not specifically address all of the Brazilian tax considerations that may be applicable to any particular non-Brazilian holder. Therefore, each non-Brazilian holder should consult its own tax advisor about the Brazilian tax consequences of an investment in our common shares, preferred shares or ADSs.

Individuals domiciled in Brazil and Brazilian companies are taxed in Brazil on the basis of their worldwide income which includes earnings of Brazilian companies’ foreign subsidiaries, branches and affiliates. The earnings of branches of foreign companies and non-Brazilian residents, or nonresidents, in general are taxed in Brazil only on income derived from Brazilian sources.

Dividends

Dividends paid by a Brazilian corporation, such as Oi, including stock dividends and other dividends paid to a non-Brazilian holder of our common shares, preferred shares or ADSs, are currently not subject to income tax withholding in Brazil to the extent that such amounts are related to profits generated after January 1, 1996. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian income tax withholding at varying rates, according to the tax legislation applicable to each corresponding year. See “—New Tax Regime Created by Law No. 12,973” for further information regarding dividends based on the 2014 calendar-year profits.

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

Payment of interest on shareholders’ equity to a non-Brazilian holder is subject to income tax withholding at the rate of 15%, or 25% if the non-Brazilian holder is domiciled in a country or location that is considered to be a “tax haven jurisdiction” for this purpose. For this purpose, the definition of “tax haven” encompasses countries and locations (1) that do not impose income tax, (2) that impose income tax at a rate of 20% or less, or (3) where local laws do not allow access to information related to shareholding composition, ownership of investments, or the identity of the beneficial owners of earnings that are attributed to non-residents.

On November 28, 2014, the Brazilian Revenue Service issued Rule No. 488, which reduces the threshold income tax rate for determining a “tax favorable jurisdiction” from 20% to 17%. Please refer to “—Discussion on Definition of ‘Tax Haven’ Jurisdictions” below for a discussion that the definition of “tax haven” jurisdiction may be broadened by an interpretation of Law No. 11,727. These payments of interest on shareholders’ equity may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on net equity is so included, Oi is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable income tax withholding, is at least equal to the mandatory dividend.

Payments of interest on shareholders’ equity are decided by Oi’s shareholders, at its annual shareholders meeting, on the basis of recommendations of its board of directors. No assurance can be given that our board of directors will not recommend that future distributions of profits should be made by means of interest on shareholders’ equity instead of by means of dividends.

There are ongoing discussions in Congress regarding possible changes to the tax treatment of interest on shareholders’ equity. There can be no assurance that the current tax treatment will continue to be available in the future.

Taxation of Gains

Under Law No. 10,833, enacted on December 29, 2003, the gain on the disposition or sale of assets located in Brazil by a non-Brazilian holder, whether to another non-Brazilian resident or to a Brazilian resident, may be subject to income capital gain taxes in Brazil.

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

Gains realized on a disposition of shares carried out on a Brazilian stock exchange (which includes the organized over-the-counter market) are:

•	exempt from income tax when realized by a non-Brazilian holder that (1) has registered its investment in Brazil with the Brazilian Central Bank under the rules of Resolution No. 4,373, dated September 14, 2014, which replaced Resolution 2,689 dated January 26, 2000 (“4,373 Holder”), and (2) is not a resident in a country or location which is defined as a “tax haven” jurisdiction for this purposes (as described below); or

•	subject to income tax at a rate of up to 25% in any other case, including a case of gains assessed by a non-Brazilian holder that is not a 4,373 Holder, and is a resident of a country or location defined as a “tax haven” jurisdiction for this purpose (as described below). In these cases, a withholding income tax of 0.005% of the sale value will be applicable and can be later offset with the eventual income tax due on the capital gain. This 0.005% withholding income tax is not levied on day trade transactions.

Any other gains assessed on a disposition of our common shares or preferred shares that is not carried out on a Brazilian stock exchange are subject to income tax at the rate of 15%, or 25% in the case of a non-Brazilian holder which resides in a “tax haven” jurisdiction according to the definition applicable to this situation. In the case that these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, income tax withholding of 0.005% will also be applicable and can be offset against the eventual income tax due on the capital gain. This 0.005% income tax withholding is not levied in day trade transactions.

In the case of 4,373 Holders, a country or location should only be defined as a “tax haven” jurisdiction when it (1) does not tax income, or (2) taxes income at a rate of 20% or less. In the case of gains realized by non-Brazilian holders other than 4,373 Holders, a country or location should be defined as a “tax haven” jurisdiction when it (a) does not tax income, (b) taxes income at a rate of 20% or less, or (c) where local laws do not allow access to information related to shareholding composition, ownership of investments, or the identity of the beneficial owners of earnings that are attributed to non-residents. See “—Discussion on Definition of ‘Tax Haven’ Jurisdictions” for more information on this maximum rate of 20% and its reduction to 17%.

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

The deposit of our common or preferred shares in exchange for ADSs will be subject to Brazilian income tax if the acquisition cost of the shares is lower than (1) the average price per share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit, or (2) if no shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of shares were sold in the 15 trading sessions immediately preceding such deposit. In such case, the difference between the acquisition cost and the average price of the shares calculated as above will be considered to be a capital gain subject to income tax withholding at the rate of 15% or 25%, as the case may be. In some circumstances, there may be arguments to claim that this taxation is not applicable in the case of a non-Brazilian holder that is a 4,373 Holder and is not a resident in a “tax haven” jurisdiction for this purpose. The availability of these arguments to any specific holder of our common shares or preferred shares will depend on the circumstances of such holder. Prospective holders of our common shares or preferred shares should consult their own tax advisors as to the tax consequences of the deposit of our common shares or preferred shares in exchange for ADSs.

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

As a non-Brazilian holder of ADSs, you may cancel your TmarPart ADSs and exchange them for TmarPart shares. Income tax will not be levied on such exchange, as long as the appropriate rules are complied with in connection with the registration of the investment with the Central Bank, and as long as ADSs are not deemed to be “assets located in Brazil.”

Any gain earned by a non-Brazilian holder on the exercise of appraisal rights (which consists of a disposition of Oi shares, in exchange for a cash payment by Oi) will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of shares of TmarPart.

Any exercise of preemptive rights relating to the subscription of new TmarPart shares or ADSs, upon a capital increase of TmarPart, will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to shares of TmarPart, including the sale or assignment carried out by the TmarPart Depositary, on behalf of non-Brazilian holders of ADSs, will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of shares of TmarPart. The current preferential tax treatment for 4,373 Holders, as described above, may be extinguished in the future.

On March 16, 2016, Provisional Measure No. 692 was converted into Law 13,259/16 and increased tax rates on capital gains earned by Brazilian individuals and certain legal entities. The new rates should apply as from 2017 as follows: (i) 15% on the capital gain not exceeding R$5,000,000; (ii) 17.5% on the capital gain amount between R$5,000,000 and R$10,000,000; (iii) 20% on the capital gain amount between R$10,000,000 and R$30,000,000; and (iv) 22.5% on the capital gain which exceeds R$30,000,000. The new rates should also apply to non-Brazilian holders depending on their type of investment, jurisdiction and the sale transaction, subject to confirmation on a case by case basis.

Discussion on Definition of “Tax Haven” Jurisdictions

Until December 2008, under Brazilian tax laws, a Low Tax Jurisdiction (“LTJ”) was defined as a country or location that does not impose taxation on income, or imposes the income tax at a rate lower than 20%. There was also the concept of Tax Favorable Jurisdiction (“TFJ”) which also included the jurisdictions where local laws do not allow access to information related to shareholding composition, ownership of investments, or the identity of the beneficial owners of earnings that are attributed to non-resident. There was a list of TFJs enacted by Brazilian tax authorities by means of Normative Instruction No. 188/2002.

On June 24, 2008, Law No. 11,727 introduced the concept of Privileged Tax Regimes (“PTRs”), which encompasses the countries and jurisdictions that: (i) do not tax income or tax it at a maximum rate lower than 20%; (ii) grant tax advantages to a non-resident entity or individual (a) without the need to carry out a substantial economic activity in the country or a said territory or (b) conditioned on the non-exercise of a substantial economic activity in the country or a said territory; (iii) do not tax or taxes proceeds generated abroad at a maximum rate lower than 20.0%; or (iv) restrict the ownership disclosure of assets and ownership rights or restricts disclosure about economic transactions carried out.

As a consequence, in 2010, a new list was enacted by Brazilian tax authorities, via Normative Instruction 1,037/10 (“NI 1,037/10”), which includes the countries considered as TFJs and the locations considered as granting

PTRs. Under Section 2 of NI 1,037/10, companies incorporated as LLCs in the US, and companies benefiting from some holding regimes in Europe, may be considered as granting PTRs. We highlight that there would be solid legal grounds to sustain that the list should be interpreted as an exhaustive list, so that only the countries and locations listed should be viewed as TFJs and PTRs, according to their specific qualification. The interpretation of the current Brazilian tax legislation should lead to the conclusion that the concept of PTR should only apply for certain Brazilian tax purposes, such as transfer pricing and thin capitalization. According to this interpretation, the concept of PTR should not be applied in connection with the taxation of dividends, interest on shareholders’ equity and gains related to investments made by non-Brazilian holders in Brazilian corporations, such as TmarPart. Regulations and non-binding tax rulings issued by Brazilian federal tax authorities seem to confirm this interpretation.

Notwithstanding the above, we recommend that you consult your own tax advisors regarding the consequences of the implementation of Law No. 11,727, NI 1,037/10 and of any related Brazilian tax law or regulation concerning LTJs, TFJs, or PTRs.

On November 28, 2014, the Brazilian Revenue Service issued Rule No. 488, which reduces the threshold income tax rate for determining a TFJ from 20% to 17%. This rule also applies for purposes of the definition of PTRs. In any event, differing interpretations by the tax authorities in the application of this rule may result in a lower number of jurisdictions being characterized as TFJ. Furthermore, the RFB issued Normative Instruction No. 1,530/14 providing that compliance with such standards requires: (a) signature or negotiations completion for a treaty or agreement allowing the exchange of information related to identification of income beneficiaries, shareholding structure, ownership of goods or rights, or economic transactions that are carried out; and (b) commitment to the criteria set out in international anti-tax evasion forums of which Brazil is a member. A new list of TFJs and PTRs has not been issued to date.

Tax on Foreign Exchange Transactions (IOF/Exchange Tax)

Brazilian law imposes a Tax on Foreign Exchange Transactions, or IOF/Exchange, on the conversion of reais into foreign currency and on the conversion of foreign currency into reais. The currently applicable rate for most types of foreign exchange transactions is 0.38%. However, other rates apply to specific types of transactions.

Any inflow of funds related to investments carried out on the Brazilian financial and capital markets by 4,373 Holders is currently subject to the IOF/Exchange Tax at a rate of zero percent. Foreign exchange transactions related to outflows of funds in connection with investments carried out on the Brazilian financial and capital markets are subject to the IOF/Exchange Tax at a rate of zero percent.

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

The purchase of ADSs by a non-Brazilian holder outside Brazil generally does not require the execution of a foreign exchange agreement with the Brazilian Central Bank. If this is the case, the IOF/Exchange Tax is not due. The IOF/Exchange Tax is levied at a zero percent rate in connection with foreign exchange agreements, without any actual flows of funds, that are required for a cancellation of ADSs and exchange for shares traded on a Brazilian stock exchange.

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

New Tax Regime Created by Law No. 12,973

Normative Instruction No. 1,397/2013, or NI 1,397/2013, published in the Official Gazette on September 17, 2013, was enacted to regulate the transitional tax regime, or RTT, in force between January 1, 2008 and December 31, 2014, to adjust, for tax purposes, the net profit calculated under the IFRS rules in accordance with Law 11,638/2007. According to NI 1,397/2013, for purposes of calculating dividends and interest on net equity, taxpayers must use the accounting books prepared according to the criteria in force on December 31, 2007, and not IFRS. According to such provisions, depending on the tax basis used by the taxpayer, certain dividend distributions may be subject to a 15% withholding tax (or 25% if the taxpayer resides in a “tax haven” jurisdiction).

Provisional Measure 627/2013 was converted into Law No. 12,973, enacted on May 13, 2014 (“Law 12,973/14”), which revoked the RTT and introduced a new tax regime, in line with the current Brazilian accounting standards (IFRS). According to Law 12,973/14, companies electing to be taxed under the new regime on January 1, 2014 as opposed to January 1, 2015 will not be subject to taxation under NI 1,397/2013 on their dividend distributions based on 2014 profits. Companies that did not elect to be taxed under the new regime on January 1, 2014, might be subject to withholding income tax on a part of the dividend distributions based on 2014 profits, according to the rules set forth under NI 1,397/2013.

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

Passive Foreign Investment Company Rules

A Non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules, either (1) at least 75 percent of its gross income is “passive income,” or (2) at least 50 percent of the average value of its gross assets is attributable to assets that produce “passive income” or is held for the production of passive income. Passive income for this purpose generally includes dividends, interest, royalties, rents and gains from commodities and securities transactions. For purposes of the PFIC asset test, the aggregate fair market value of the assets of a publicly traded foreign corporation generally is treated as being equal to the sum of the aggregate value of the outstanding stock and the total amount of the liabilities of such corporation (the “Market Capitalization”).

Based on certain estimates of the gross income and gross assets of Oi, the nature of its business, the size of its investment in certain subsidiaries, and its anticipated Market Capitalization, Oi believes that it will be classified as a PFIC for its taxable year ended December 31, 2015. In addition, Oi believes there is a significant risk it will be a PFIC for the taxable year ending December 31, 2016 and for future taxable years, unless the market price of Oi’s common shares or preferred shares significantly increases or Oi reduces the amount of cash and other passive assets it holds relative to the amount of non-passive assets it holds. The application of the PFIC rules is subject to uncertainty in several respects, and Oi must make a separate determination after the close of each taxable year as to whether it was a PFIC for such year. Moreover, Oi has not obtained an opinion from counsel regarding the PFIC status of Oi for any taxable period.

If Oi is a PFIC for any taxable year during which a U.S. Holder holds common shares, preferred shares or ADSs of Oi, Oi generally will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder holds common shares, preferred shares or ADSs of Oi, unless Oi ceases to be a PFIC and such U.S. Holder makes a “deemed sale” election with respect to such common shares, preferred shares or ADSs of Oi. If such election is made, such U.S. Holder will be deemed to have sold such common shares, preferred shares or ADSs of Oi held by such U.S. Holder at their fair market value on the last day of the last taxable year in which Oi qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described in the following paragraph. After the deemed sale election, such U.S. Holder’s common shares, preferred shares or ADSs of Oi with respect to which the deemed sale election was made will not be treated as shares in a PFIC, and such U.S. Holder would not be subject to the rules described below with respect to any “excess distribution” such U.S. Holder receives from Oi or any gain from an actual sale or other disposition of such common shares, preferred shares or ADSs of Oi, unless Oi subsequently becomes a PFIC. The rules dealing with deemed sale elections are complex. U.S. Holders are encouraged to consult their tax advisor as to the possibility and consequences of making a deemed sale election if Oi ceases to be treated as a PFIC and such election becomes available to U.S. Holders.

For each taxable year that Oi is treated as a PFIC with respect to a U.S. Holder, any excess distribution (generally a distribution in excess of 125% of the average distribution over a three-year period or shorter holding period for Oi’s common shares or preferred shares) and realized gain will be treated as ordinary income and will be subject to tax as if (1) the excess distribution or gain had been realized ratably over the U.S. Holder’s holding period, (2) the amount deemed realized in each year had been subject to tax in each such year at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before Oi became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (3) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. U.S. Holders should consult their own tax advisors regarding the tax consequences of Oi being treated as a PFIC with respect to such U.S. Holders. The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of common shares, preferred shares or ADSs of Oi cannot be treated as capital, even if a U.S. Holder holds the common shares, preferred shares or ADSs of Oi as capital assets. In addition, a U.S. Holder’s tax basis in common shares, preferred shares or ADSs of Oi that are acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent’s death but instead would be equal to the decedent’s basis, if lower.

If Oi is treated as a PFIC with respect to a U.S. Holder for any taxable year, to the extent any of Oi’s subsidiaries are also PFICs or Oi makes direct or indirect equity investments in other entities that are PFICs, such U.S. Holder may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by Oi in that proportion which the value of the common shares, preferred shares or ADSs of Oi such U.S. Holder owns bears to the value of all of Oi’s common shares, preferred shares and ADSs, and such U.S. Holder may be subject to the adverse tax consequences described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that such U.S. Holder would be deemed to own. U.S. Holders should consult their tax advisor regarding the application of the PFIC rules to any of Oi’s subsidiaries.

If Oi is treated as a PFIC with respect to a U.S. Holder of the common shares, preferred shares or ADSs of Oi, such U.S. Holder may be able to make certain elections that may alleviate certain of the tax consequences referred to above. Where a company that is a PFIC meets certain reporting requirements, a U.S. Holder can avoid certain adverse PFIC consequences described above by making a “qualified electing fund,” or QEF, election to be taxed currently on its proportionate share of the PFIC’s ordinary income and net capital gains. However, Oi does not intend to comply with the necessary accounting and record keeping requirements that would allow a U.S. Holder to make a QEF election with respect to Oi.

If the common shares, preferred shares or ADSs of Oi are “regularly traded” on a “qualified exchange,” a U.S. Holder may make a mark-to-market election with respect to the common shares, preferred shares or ADSs of Oi, as the case may be. If a U.S. Holder makes the mark-to-market election, for each year in which Oi is a PFIC, the holder will generally include as ordinary income the excess, if any, of the fair market value of the common shares, preferred shares, or ADSs of Oi, as the case may be, at the end of the taxable year over their adjusted tax basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted tax basis of the common shares, preferred shares or ADSs of Oi, over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder’s tax basis in the common shares, preferred shares or ADSs of Oi, as the case may be, will be adjusted to reflect the amount of any such income or loss. Any gain recognized on the sale or other disposition of the common shares, preferred shares or ADSs of Oi will be treated as ordinary income. The common shares, preferred shares and ADSs of Oi will be considered “marketable stock” if they are traded on a qualified exchange, other than in de minimis quantities, on at least 15 days during each calendar quarter. The NYSE is a qualified exchange and the BM&FBOVESPA may constitute a qualified exchange for this purpose provided the BM&FBOVESPA meets certain trading volume, listing, financial disclosure, surveillance and other requirements set forth in applicable U.S. Treasury Regulations. However, Oi cannot be certain that the common shares, preferred shares or ADSs of Oi will continue to trade on the BM&FBOVESPA or the NYSE, respectively, or that the common shares, preferred shares or ADSs of Oi will be traded on at least 15 days in each calendar quarter in other than de minimis quantities. U.S. Holders should be aware, however, that for each taxable year that Oi is treated as a PFIC with respect to a U.S. Holder, the interest charge regime described above could be applied to indirect distributions or gains deemed to be attributable to such U.S. Holder in respect of any of Oi’s subsidiaries that also may be determined to be a PFIC, and the mark-to-market election generally would not be effective for such subsidiaries. Each U.S. Holder should consult its own tax advisor to determine whether a mark-to-market election is available and the consequences of making an election if Oi were characterized as a PFIC.

If a U.S. Holder owns common shares, preferred shares, or ADSs of Oi during any year in which Oi was a PFIC, such U.S. Holder generally must file IRS Form 8621 with respect to Oi, generally with the U.S. Holder’s federal income tax return for that year.

Taxation of Dividends

Subject to the discussion below above “—Passive Foreign Investment Company Rules,” in general, the gross amount of a distribution made with respect to a common share, preferred share or ADS of Oi (which for this purpose shall include distributions of interest attributable to shareholders’ equity before any reduction for any Brazilian taxes withheld therefrom) will, to the extent made from the current or accumulated earnings and profits of Oi, as determined under U.S. federal income tax principles, constitute a dividend to a U.S. Holder for U.S. federal income tax purposes. Non-corporate U.S. Holders may be taxed on dividends from a qualified foreign corporation at the lower rates applicable to long-term capital gains (i.e., gains with respect to capital assets held for more than one year). A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares or ADSs that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that the ADSs of Oi (which are listed on the NYSE), but not the common or preferred shares of Oi, are readily tradable on an established securities market in the United States. Thus, subject to the discussion above under “—Passive Foreign Investment Company Rules,” dividends that Oi pays on the ADS, but not on the common shares or preferred shares of Oi, currently meet the trading conditions discussed above required for these reduced tax rates. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in later years. Furthermore, a U.S. Holder’s eligibility for such preferential rate is subject to certain holding period requirements and the non-existence of certain risk reduction transactions with respect to the ADSs and such preferential rate is not available if Oi is a PFIC for the taxable year in which such dividend is paid or was a PFIC for the taxable year preceding the taxable year in which such dividend is paid. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion above under “—Passive Foreign Investment Company Rules,” if a distribution exceeds the amount of the current and accumulated earnings and profits of Oi, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in the common share, preferred share or ADS of Oi on which it is paid and thereafter as capital gain. Oi does not maintain calculations of the earnings and profits of Oi under U.S. federal income tax principles. Therefore, U.S. Holders should expect that distributions by Oi generally will be treated as dividends for U.S. federal income tax purposes.

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

Sale, Exchange or Other Disposition of the Common Shares, Preferred Shares or ADSs of Oi

A deposit or withdrawal of common shares or preferred shares by a U.S. Holder in exchange for the ADS that represent such shares will not result in the realization of gain or loss for U.S. federal income tax purposes. Subject to the discussion above under “—Passive Foreign Investment Company Rules,” a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of a common share, preferred share or ADS of Oi held by the U.S. Holder or the depositary, as the case may be, in an amount equal to the difference between the U.S. Holder’s adjusted basis in its common shares, preferred shares or ADSs of Oi (determined in U.S. dollars) and the U.S. dollar amount realized on the sale, exchange or other disposition. If a Brazilian tax is withheld on the sale, exchange or other disposition of a share, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale, exchange or other disposition before deduction of the Brazilian tax. In the case of a non-corporate U.S. Holder, the maximum marginal U.S. federal income tax rate applicable to capital gain generally will be lower than the maximum marginal U.S. federal income tax rate applicable to ordinary income (other than, as discussed above, certain dividends) if such holder’s holding period for such common share, preferred share or ADS of Oi exceeds one year (i.e., such gain is a long-term capital gain). Capital gain, if any, realized by a U.S. Holder on the sale or exchange of a common share, preferred share or ADS of Oi generally will be treated as U.S. source income for U.S. foreign tax credit purposes. Consequently, in the case of a disposition or deposit of a common share, preferred share or ADS of Oi that is subject to Brazilian tax, the U.S. Holder may not be able to use the foreign tax credit for that Brazilian tax unless it can apply the credit against U.S. tax payable on other income from foreign sources in the appropriate income category, or, alternatively, it may take a deduction for the Brazilian tax if it elects to deduct all of its foreign income taxes. The deductibility of capital losses is subject to limitations under the Code.

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

Exchange Rate Risk

We are exposed to foreign exchange risk because a significant portion of our equipment costs, such as costs relating to switching centers and software used for upgrading network capacity, are primarily denominated in foreign currencies or linked to foreign currencies, primarily the U.S. dollar. In 2015, approximately 32.4% of our capital expenditures were U.S. dollar-denominated or linked to the U.S. dollar. A hypothetical, instantaneous 10.0% depreciation of the real against the U.S. dollar as of December 31, 2015 would have resulted in an increase of R$780.8 million in the cost of our capital expenditures in 2015, assuming that we would have incurred all of these capital expenditures notwithstanding the adverse change in the exchange rates.

Our financing cost and the amount of financial liabilities that we record are also exposed to exchange rate risk. As of December 31, 2015 R$47,372 million, or 78.5%, of our total consolidated indebtedness was denominated in foreign currency. At December 31, 2015, we protected 99.5% of our indebtedness affected by exchange rate variation against significant variations in exchange rates (primarily U.S. dollars and euros) by using foreign currency swaps, non-deliverable forwards and foreign currency investments. The aggregate amount of our hedge position, including our U.S. dollar and euro cash positions, was US$12,077 million as of December 31, 2015. Other than with respect to our portfolio of short-term non-deliverable forwards, the maturity of our swap contracts is coupled to the maturity of debt that is hedged by these swap contracts. As of December 31, 2015, the fair value of our swap contracts and non-deliverable forwards was a receivable in the amount of R$4,876 million. As of December 31, 2015, the aggregate notional principal amount of our swap contracts and non-deliverable forwards was approximately US$15,989 million, which mature in one to nine years.

During 2016, in connection with our consideration of potential plans to restructure our indebtedness, we have not rolled over our non-deliverable forwards and have selectively settled several of our long-term currency swaps. As a result, our exposure to foreign currency fluctuations has increased substantially. In 2015, we experienced losses on foreign currency and monetary restatement due to the depreciation of the real against foreign currencies of R$1,799 million, including results recorded on our exchange rate hedges (non-deliverable forwards, swaps and foreign currency investments). As we were almost 100% hedged, the potential additional losses on foreign currency and monetary restatement during 2015 that would result from a hypothetical, instantaneous 10.0% depreciation of the real against the U.S. dollar and the euro as of December 31, 2015 would be approximately R$53 million after giving effect to our results under our exchange rate swaps, assuming that the amount and composition of our debt instruments were unchanged. The potential increase in our total consolidated debt obligations that would result from a hypothetical, instantaneous 10.0% depreciation of the real against the U.S. dollar and the euro as of December 31, 2015 would be approximately R$1,530 million, considering the net impact of the increase in our debt obligations and the decrease in our swap position. For further information about our swap agreements, see note 3 to our consolidated financial statements.

Interest Rate Risk

We are exposed to interest rate risk because a significant portion of our indebtedness bears interest at floating rates. As of December 31, 2015, our total outstanding indebtedness was R$54,981 million, of which R$20,159 million, or 33.40%, bore interest at floating rates, including R$11,209 million of real-denominated indebtedness that bore interest at rates based on the CDI rate, TJLP rate or IPCA rate, and R$8,950 million of foreign currency-denominated indebtedness that bore interest at rates based on U.S. dollar and Euro LIBOR. As of December 31, 2015, we had interest rate swap agreements under which 59.60% of our consolidated indebtedness exposed to U.S. dollar and Euro LIBOR, which represents 14.83% of our total indebtedness, was converted into CDI rates, matching the interest rate index of our investments. As of December 31, 2015, we did not have any outstanding derivative agreements to limit our exposure to variations in the CDI rate, TJLP rate or IPCA rate.

We invest our excess liquidity (R$16,826 million as of December 31, 2015) mainly in (1) certificates of deposit and time deposits issued by global and domestic financial institutions with AAA and AA ratings from international rating agencies, (2) in short-term instruments denominated in reais that generally pay interest at overnight interest rates based on the CDI rate which partially mitigates our exposure to Brazilian interest rate risk, and (3) in investment funds created by top Brazilian asset managers exclusively for us. The fund managers of the investment funds created for us are responsible for managing our funds, subject to the direction of our senior management and board of directors. Currently, these funds are comprised mainly of government bonds and other low-risk financial instruments linked to the CDI rate.

As we hedged our foreign currency denominated debt against exchange rate fluctuations, the cost of such indebtedness is linked to fluctuations in the CDI rate rather than the exchange rate. The potential additional interest expense during 2016 that would result from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates on January 1, 2016 would be approximately R$132 million after giving effect to our results under our interest rate swaps, considering the impact in our debt obligations, but excluding the additional interest income that we would receive on our financial investments. This sensitivity analysis is based on the assumption of an unfavorable 100 basis points movement of the interest rates applicable to each homogeneous category of financial liabilities and sustained over a period of one year. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g., reais). As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuation for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

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

During the year ended December 31, 2015, we did not receive reimbursements from the depositary of our ADSs.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Under the Trust Deed governing each of the Bonds issued by PTIF (other than the PTIF 6.25% Notes due 2016), or the PTIF Bonds, we were required to file audited financial statements of PTIF as of and for the year ended December 31, 2014 with the Dutch Chamber of Commerce no later than January 31, 2016. On April 29, 2016, Citicorp Trustee Company Limited, the trustee under this Trust Deed, or the PTIF Trustee, delivered a written notice to PTIF and Oi noting that the failure of PTIF to provide the 2014 audited financial statements constituted a potential event of default under the PTIF Bonds and requesting the delivery of those financial statements. PTIF is continuing to work with its auditor to complete the preparation of its 2014 audited financial statements as soon as possible.

The PTIF Trustee has notified PTIF that if PTIF fails to deliver the financial statements on or prior to May 29, 2016 and the PTIF Trustee determines that this failure is materially prejudicial to the interests of the holders of the PTIF Bonds, the PTIF Trustee could declare that the PTIF Bonds are immediately due and repayable. Under the terms of the PTIF Bonds, the PTIF Trustee is not obliged to exercise its discretion to declare any PTIF Bonds immediately due and repayable or to take any other action to enforce the rights of the holders of the PTIF Bonds unless it shall have been indemnified to its satisfaction and specifically directed or requested to do so by a requisite percentage of the holders of the PTIF Bonds in accordance with the terms and conditions of the PTIF Bonds.

The terms of the instruments governing a substantial portion of our indebtedness contain cross-acceleration clauses and if any series of the PTIF Bonds were accelerated, this acceleration would enable the creditors under other indebtedness to accelerate that indebtedness. Were a substantial amount of our outstanding indebtedness to be accelerated, we may not have sufficient funds to repay such debt when due.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our chief executive officer, or CEO, and chief financial officer, or CFO, are responsible for establishing and maintaining our disclosure controls and procedures. These controls and procedures were designed to ensure that information that we are required to disclose in the reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the applicable rules and forms of the SEC, and that it is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2015 under the supervision of our CEO and CFO. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on our evaluation, our CEO and CFO concluded that our disclosure controls and procedures were not effective as of December 31, 2015, and that the design and operation of our disclosure controls and procedures were not effective to provide reasonable assurance that all material information relating to our company was reported as required because material weaknesses in the current operation of our internal control over financial reporting were identified as described below.

Management’s Annual Report on Internal Control over Financial Reporting and Report of Independent Registered Public Accounting Firm

Our management is responsible for establishing and maintaining adequate internal controls over financial reporting.

Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with applicable generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with applicable generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors, and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our CEO and CFO, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2015 based on the criteria established in “Internal Control —Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that as of December 31, 2015, our internal control over financial reporting was not effective because material weaknesses existed. A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual consolidated financial statements will not be prevented or detected on a timely basis. The material weaknesses identified were:

•	Our financial statement closing process, including transformation of our statutory financial statements into U.S. GAAP consolidated financial statements, contains design and operating deficiencies severe enough that material errors may occur and may not be detected on a timely basis by management in the normal course of business.

•	We do not have sufficient and skilled accounting and finance personnel necessary to perform appropriate processes and controls to timely, consistently and appropriately identify, capture and analyze financially significant information in U.S. GAAP. As a result, audit adjustments were proposed and recorded by us in order to properly reflect certain non-routine transactions in our U.S. GAAP financial statements.

Our independent registered public accounting firm, KPMG Auditores Independentes, has issued an adverse opinion on the effectiveness of our internal control over financial reporting as of December 31, 2015 as stated in their report beginning on page F-3.

Remediation of Material Weakness

We have implemented and continue to implement measures designed to remediate the material weakness and, in the short term, to mitigate the potential adverse effects of this material weakness.

We are committed to continuing to improve our internal control processes and will continue to diligently review our financial reporting controls and procedures in order to ensure our compliance with the requirements of the Sarbanes-Oxley Act and the related rules promulgated by the SEC.

Actions taken and planned to be taken by management to improve the internal control over financial reporting include training session on U.S. GAAP matters for key members of our financial team, hiring external experts on U.S. GAAP to advise us on specific technical accounting of non-usual transactions, senior level accounting personnel for our U.S. GAAP department to allow implementing additional prevent and detect controls to improve annual financial statement closing process.

Changes in Internal Control over Financial Reporting

Other than as set forth above, there have been no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2015 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting as of December 31, 2015.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our fiscal council currently includes an “audit committee financial expert” within the meaning of this Item 16A. Our fiscal council has determined that Pedro Wagner Pereira Coelho is our fiscal council financial expert. Mr. Coelho’s biographical information is included in “Item 6. Directors, Senior Management and Employees.” Mr. Coelho is independent, as that term is defined in Rule 303A.02 of the New York Stock Exchange’s Listed Company Manual.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics that applies to members of our board of directors, fiscal council and board of executive officers, as well as to our other employees.

A copy of our code of ethics may be found on our website at http://ri.oi.com.br/conteudo_en.asp?idioma=1&conta=44&tipo=43644. The information included on our website or that might be accessed through our website is not included in this annual report and is not incorporated into this annual report by reference.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent registered public accounting firm, KPMG Auditores Independentes, during the fiscal years ended December 31, 2015 and 2014.

	Year ended December 31,
	2015		2014
	(in millions of reais)
Audit fees (1)	R$	4.8	R$	10.4
Audit-related fees		0.6		0.3
Tax fees		1.4		1.6
All other fees		0.4		2.2

Total fees	R$	7.2	R$	14.4

(1)	Audit fees consist of the aggregate fees billed by KPMG Auditores Independentes in connection with the audits of our annual financial statements, interim reviews of our quarterly financial information, issuance of comfort letters, review of financial statements and review of documents filed with the CVM and the SEC.

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

Independence of Directors and Independence Tests

In general, the NYSE corporate governance standards require listed companies to have a majority of independent directors and set forth the principals by which a listed company can determine whether a director is independent. In general, listed companies are required to comply with the following NYSE corporate governance standards:

•	have a majority of independent directors;

•	have a nominating/corporate governance committee composed of independent directors with a charter that complies with the NYSE corporate governance rules; and

•	have a compensation committee composed of independent directors with a charter that complies with the NYSE corporate governance rules.

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

Although not required under Brazilian law, Oi has a People, Designation and Compensation Committee to assist its board of directors, with the purpose of (1) supervising human resources strategies and attracting and retaining talent for Oi and its subsidiaries and matters related to the organizational structure; (2) monitoring the succession program, the processes of selecting members of the management bodies and internal committees and special programs for human resources, at the discretion of the chairman of the board of directors; (3) analyzing and defining the total remuneration strategy and evaluating the performance of the members of the administrative bodies and the internal committees and the employees of Oi and its subsidiaries; and (4) making an annual evaluation of performance, based on defined goals, of the members of the administrative bodies and internal committees of Oi.

Although not required under Brazilian law, Oi has a Corporate Governance and Finance Committee to assist its board of directors, with the purpose of: (1) monitoring the policies for corporate governance, maintaining the level of governance adopted by our Company and ensuring the effective adoption of best practices; (2) monitoring the principles and practices of conduct of Oi and its subsidiaries; (3) monitoring compliance with the directives established in the Listing Regulations of the Level 1 of the BM&FBOVESPA and other policies adopted by our Company, as well as other applicable legislation, regulations and foreign good practices, including, among others, conditions for maintaining Oi’s listing on the NYSE; and (4) supervising financial and tax planning, the annual budget, the financial performance of the business and various financial matters at the discretion of the chairman of the board of directors, at the level of Oi and of its subsidiaries.

Oi believes that these committees substantially serve the functions of the committees required under NYSE corporate governance standards, although the terms of reference of these committees may not include each of the duties required under the NYSE corporate governance standards.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS

(a)	Financial Statements

(b)	List of Exhibits

1.01	By-laws of Oi S.A., as amended through November 13, 2015 (English translation).

2.01	Form of Amended and Restated Deposit Agreement, among Oi S.A., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to Form F-6 of Oi S.A. filed on February 28, 2012).

2.02	Form of Amended and Restated Deposit Agreement, among Oi S.A., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to Form F-6 of Oi S.A. filed on February 28, 2012).

4.01	Exchange Agreement, dated September 8, 2014, among PT International Finance B.V., PT Portugal, SGPS, S.A., Portugal Telecom, SGPS, S.A., Oi S.A. and Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 99.17 to Amendment No. 4 to Schedule 13D of Telemar Participações S.A. filed on September 17, 2014).

4.02	Call Option Agreement, dated September 8, 2014, among PT International Finance B.V., PT Portugal, SGPS, S.A., Portugal Telecom, SGPS, S.A., Oi S.A. and Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 99.18 to Amendment No. 4 to Schedule 13D of Telemar Participações S.A. filed on September 17, 2014).

4.03	Private Instrument for the Assignment of Rights and Obligations and Other Covenants, dated March 24, 2015, among PT International Finance B.V., PT Portugal, SGPS, S.A., Portugal Telecom, SGPS, S.A., Telemar Participações S.A. and Oi S.A. (English translation) (incorporated by reference to Exhibit 4.06 to Form 20-F of Oi S.A. filed on May 7, 2015).

4.04	First Amendment to the Call Option Agreement and Other Covenants, dated March 31, 2015, among PT International Finance B.V., Portugal Telecom, SGPS, S.A., Telemar Participações S.A. and Oi S.A. (English translation) (incorporated by reference to Exhibit 4.07 to Form 20-F of Oi S.A. filed on May 7, 2015).

4.05	Terms of Commitment, dated September 8, 2014, among Portugal Telecom, SGPS, S.A., Oi S.A. and Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 99.19 to Amendment No. 4 to

Schedule 13D of Telemar Participações S.A. filed on September 17, 2014).

4.06	First Amendment to the Terms of Commitment, dated March 31, 2015, among Portugal Telecom, SGPS, S.A., Oi S.A. and Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 4.09 to Form 20-F of Oi S.A. filed on May 7, 2015).

4.07	Concession Agreement for Local, Switched, Fixed-Line Telephone Service between ANATEL and Brasil Telecom S.A., No. 109/2011, dated June 30, 2011 (English translation) (incorporated by reference to Exhibit 10.5 to Form F-4 of Brasil Telecom S.A. filed on September 1, 2011).

4.08	Schedule of Omitted Concession Agreements for Local Switched, Fixed-Line Telephone Service (incorporated by reference to Exhibit 4.05 to Form 20-F of Oi S.A. filed on April 27, 2012).

4.09	Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service between ANATEL and Brasil Telecom S.A., No. 143/2011, dated June 30, 2011 (English translation) (incorporated by reference to Exhibit 10.6 to
Form F-4 of Brasil Telecom S.A. filed on September 1, 2011).

4.10	Schedule of Omitted Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service (incorporated by reference to Exhibit 4.07 to Form 20-F of Oi S.A. filed on April 27, 2012).

4.11	Statement of Authorization for Personal Mobile Services between ANATEL and Brasil Telecom Celular S.A., No. 026/2002, dated December 18, 2002 (English translation) (incorporated by reference to Exhibit 4.05 to Form 20-F of Brasil Telecom S.A. filed on July 13, 2009).

4.12	Schedule of Omitted Authorizations for Personal Mobile Services (incorporated by reference to Exhibit 4.09 to Form 20-F of Oi S.A. filed on April 27, 2012).

4.13	Instrument of Authorization for the Use of Radio Frequency Blocks for 2G services between ANATEL and 14 Brasil Telecom Celular S.A., No. 24/2004, dated May 3, 2004 (English translation) (incorporated by reference to Exhibit 4.07 to Brasil Telecom S.A.’s annual report on Form 20-F filed on July 13, 2009).

4.14	Schedule of Omitted Instruments of Authorization for the Use of Radio Frequency Blocks for 2G services (incorporated by reference to Exhibit 4.11 to Form 20-F of Oi S.A. filed on April 27, 2012).

4.15	Instrument of Authorization for the Use of Radio Frequency Blocks for 3G services between ANATEL and 14 Brasil Telecom Celular S.A., No. 24/2008, dated April 29, 2008 (English translation) (incorporated by reference to Exhibit 4.09 to Brasil Telecom S.A.’s annual report on Form 20-F filed on July 13, 2009).

4.16	Schedule of Omitted Instruments of Authorization for the Use of Radio Frequency Blocks for 3G services (incorporated by reference to Exhibit 4.13 to Form 20-F of Oi S.A. filed on April 27, 2012).

8.01	List of subsidiaries.

12.01	Certification of the Chief Executive Officer of Oi S.A. pursuant to the Sarbanes-Oxley Act of 2002.

12.02	Certification of the Chief Financial Officer of Oi S.A. pursuant to the Sarbanes-Oxley Act of 2002.

13.01	Certifications of the Chief Executive Officer and the Chief Financial Officer of Oi S.A. pursuant to the Sarbanes-Oxley Act of 2002.

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

Date: May 19, 2016	OI S.A.

/s/ Bayard de Paoli Gontijo
Name: Bayard de Paoli Gontijo
Title: Chief Executive Officer

Date: May 19, 2016

/s/ Flavio Nícolay Guimarães
Name: Flavio Nícolay Guimarães
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

Under the supervision and with the participation of our CEO and CFO, our management conducted an assessment of our internal control over financial reporting as of December 31, 2015 based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by COSO.

As a result of management’s assessment of our internal control over financial reporting as of December 31, 2015, management concluded that the following material weakness in our internal control over financial reporting existed:

Our financial statement closing process, including transformation of our statutory financial statements into U.S. GAAP consolidated financial statements, contains design and operating deficiencies severe enough that material errors may occur and may not be detected on a timely basis by management in the normal course of business.

We do not have sufficient and skilled accounting and finance personnel necessary to perform appropriate processes and controls to timely, consistently and appropriately identify, capture and analyze financially significant information in U.S. GAAP. As a result, audit adjustments were proposed and recorded by us in order to properly reflect certain non-routine transactions in our U.S. GAAP financial statements.

Because of the existence of this material weakness, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2015.

The effectiveness of our internal control over financial reporting has been audited by KPMG Auditores Independentes as stated in their report included in this Annual Report on Form 20-F, which expresses an adverse opinion on the effectiveness of our internal control over financial reporting as of December 31, 2015. Ours independent registered public accountants, KPMG Auditores Independentes, audited the consolidated financial statements included in this Annual Report on Form 20-F, and their adverse opinion on the effectiveness of our internal control did not affect their audit report to our financial statements.

May 19, 2016

/s/ Bayard De Paoli Gontijo		/s/ Flavio Nicolay Guimarães
Name:	Bayard De Paoli Gontijo	Name:	Flavio Nicolay Guimarães
Title:	Chief Executive Officer	Title:	Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

To the Board of Directors and Shareholders of

Oi S.A.

We have audited Oi S.A.’s (the “Company”) internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Oi S.A.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual financial statements will not be prevented or detected on a timely basis. A material weakness related to the Company’s policies and procedures with respect to the preparation of financial statements in accordance with US generally accepted accounting principles has been identified and included in management’s assessment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Oi S.A. and subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income loss, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2015 consolidated financial statements, and this report does not affect our report dated May 19, 2016, which included an explanatory paragraph regarding the Company’s ability to continue as a going concern, on those financial statements.

In our opinion, because of the effect of the aforementioned material weakness on the achievement of the objectives of the control criteria, Oi S.A. has not maintained effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

/s/ KPMG Auditores Independentes KPMG Auditores Independentes Rio de Janeiro, Brazil
May 19, 2016

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of

Oi S.A.

We have audited the accompanying consolidated balance sheets of Oi S.A. and subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income (loss), changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Oi S.A. and subsidiaries as of December 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has experienced a substantial decline in cash flows from operating activities which, considered together with the Company’s liquidity risks, raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated May 19, 2016 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG Auditores Independentes KPMG Auditores Independentes Rio de Janeiro, Brazil
May 19, 2016

Oi S.A. and Subsidiaries

Consolidated Balance Sheets as at December 31, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Note	12/31/2015	12/31/2014
Current assets
Cash and cash equivalents	7	14,898,063	2,449,206
Short-term investments	7	1,801,720	171,415
Trade accounts receivable, less allowance for doubtful accounts of R$561,139 in 2015 and R$513,787 in 2014	8	8,379,719	7,450,040
Derivative financial instruments	3/17	606,387	340,558
Other taxes	10	922,986	1,054,255
Recoverable taxes	9	1,062,851	1,158,133
Judicial Deposits	11	1,258,227	1,133,639
Pension plan assets	23	753	1,744
Held-for-sale assets	26	7,686,298	34,254,682
Other assets		1,597,283	1,662,157

Total current assets		38,214,287	49,675,829
Non-current assets
Long-term investments	7	125,966	111,285
Other taxes	10	659,899	741,911
Deferred taxes	9	856,457	3,694,238
Derivative financial instruments	3/17	6,780,316	2,880,923
Judicial Deposits	11	13,119,130	12,260,028
Investments	12	154,890	148,411
Property, plant and equipment, net	13	25,817,821	26,244,309
Intangible assets	14	11,780,136	13,553,821
Pension plan assets	23	1,529,194	1,103,337
Other assets		296,505	327,242

Total non-current assets		61,120,314	61,065,505

Total assets		99,334,601	110,741,334

Current liabilities
Trade payables	15	5,035,793	4,359,785
Loans and financing	16	11,809,598	4,463,728
Derivatives financial instruments	3/17	1,988,948	523,951
Payroll, related taxes and benefits		660,415	744,439
Current income taxes payable	9	339,624	477,282
Other taxes	10	1,553,651	1,667,599
Tax financing program	19	78,432	94,041
Contingencies	20	1,020,994	1,058,521
Liability for pensions benefits	23	144,589	129,662
Dividends and interest on capital		96,433	185,138
Licenses and concessions payable	18	911,930	675,965
Liabilities associated to held-for-sale assets	26	745,000	27,178,222
Other payables	21	1,219,624	1,021,719

Total current liabilities		25,605,031	42,580,052
Non-Current liabilities
Loans and financing	16	48,047,819	31,385,667
Derivative financial instruments	3/17	521,395	142,971
Other taxes	10	924,337	874,727
Tax financing program	19	716,656	896,189
Contingencies	20	3,413,972	4,073,247
Liability for pensions benefits	23	399,431	346,873
Licenses and concessions payable	18	6,607	685,975
Other payables	21	3,052,913	2,602,556

Total non-current liabilities		57,083,130	41,008,205

See accompanying notes to consolidated financial statements.

Oi S.A. and Subsidiaries

Consolidated Balance Sheets as at December 31, 2015 and 2014

(In thousands of Brazilian reais - R$, unless otherwise stated)

Shareholders’ equity	22
Preferred shares, no par value		4,094,909	14,292,197
Authorized 157,727 shares; issue and outstanding 155,915 shares in 2015 and 565,036 in 2014
Common shares, no par value		17,343,465	7,146,023
Authorized 668,034 shares; issue and outstanding 519,752 shares in 2015 and 277,730 in 2014

Total share capital		21,438,374	21,438,220
Share issue costs		(444,943)	(309,592)
Capital reserves		17,762,546	17,640,287
Treasury shares		(5,531,092)	(2,367,552)
Obligations in equity instruments			(2,894,619)
Other comprehensive income		(609,894)	131,082
Accumulated losses		(17,159,098)	(7,993,946)

Total equity attributable to Oi S.A. and subsidiaries		15,455,893	25,643,880

Noncontrolling interest	26	1,190,547	1,509,197

Total shareholders’ equity		16,646,440	27,153,077

Total liabilities and shareholders’ equity		99,334,601	110,741,334

See accompanying notes to consolidated financial statements.

Oi S.A. and Subsidiaries

Consolidated Statements of Operations for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Note	2015	2014	2013
Net operating revenue	4	27,353,765	28,247,099	28,422,147
Cost of sales and services	5	(16,250,083)	(16,257,192)	(16,466,773)

Gross profit		11,103,682	11,989,907	11,955,374

Operating (expenses) income
Selling expenses	5	(4,719,811)	(5,565,757)	(5,532,045)
General and administrative expenses	5	(3,912,178)	(3,834,563)	(3,683,440)
Other operating income (expenses), net	5	(1,258,655)	2,023,622	1,243,100

Income (loss) before financial expenses and taxes		1,213,038	4,613,209	3,982,989

Financial (expenses), net	6	(6,538,008)	(4,548,922)	(3,301,956)

Income (loss) before taxes		(5,324,970)	64,287	681,033

Income tax and social contribution	9	(3,379,927)	(758,268)	(76,610)
Income (loss) from continuing operations		(8,704,897)	(693,981)	604,423

Income (loss) for the year from discontinued operations, net	26	(867,139)	(4,086,449)	—
Net income (loss) for the year		(9,572,036)	(4,780,430)	604,423

Net income (loss) attributable to owners of the Company		(9,159,343)	(4,781,720)	604,423
Net income (loss) attributable to non-controlling interests		(412,693)	1,290	—

Net income (loss) allocated to common shares – basic and diluted		(3,947,142)	(1,569,149)	189,711
Net income (loss) allocated to preferred shares - basic and diluted		(5,212,201)	(3,212,571)	414,712

Weighted average number of outstanding shares
(in thousands of shares)
Common shares – basic and diluted		314,518	202,312	51,476
Preferred stock – basic and diluted		415,321	414,200	112,527

Net income (loss) per share attributable to owners of the Company (in Reais):
Common shares - basic and diluted		(12.55)	(7.76)	3.69
Preferred stock - basic and diluted		(12.55)	(7.76)	3.69

Net income (loss) per share from continuing operation attributable to owners of the Company:
Common shares - basic and diluted		(11.36)	(1.13)	3.69
Preferred shares - basic and diluted		(11.36)	(1.13)	3.69

Net income (loss) per share from discontinued operation attributable to owners of the Company:
Common shares - basic and diluted		(1.19)	(6.63)	—
Preferred shares - basic and diluted		(1.19)	(6.63)	—

See accompanying notes to consolidated financial statements.

Oi S.A. and Subsidiaries

Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

	2015	2014	2013
Net income (loss) for the year	(9,572,036)	(4,780,430)	604,423
Other comprehensive income (loss)
Foreign currency translation adjustments	172,597	384,677
Less reclassification of losses included in discontinued operations	(481,499)

	(308,902)	793,006
Available-for-sale
Unrealized gain	1,907,018	408,329	—
Portion of loss recognized in other comprehensive income for other-than-temporary losses on investment	(2,315,347)	—	—

	(408,329)	408,329
Pension and other postretirement benefits plans:
Net actuarial loss from continuing operations	121,664	(327,215)	236,481
Less amortization of prior service cost and actuarial gain (loss) included in net periodic pension cost	39,151	1,954	26,142
Net actuarial gain (loss) from discontinued operations		(910,654)
Less reclassification of actuarial gains included in discontinued operations	901,453

Pension and other postretirement benefits plans	1,062,268	(1,235,915)	262,623

Changes in effective portion of the fair value of hedging financial instrument	(802,063)	163,550	(206,998)
Less reclassification adjustment for gains (losses) included in net income (loss)	4,113	22,497	(4,114)

	(797,950)	186,047	(211,112)
Tax effect on other comprehensive income (loss):
Pensions from continuing operations		110,589	(89,292)
Pensions from descontinued operations		196,000
Less reclassification of pension tax effects included in discontinued operations	(194,020)
Hedging financial instruments		(63,256)	71,778

	(194,020)	243,333	(17,514)

Other comprehensive income (loss)	(10,218,969)	(4,793,959)	638,420
Less comprehensive income (loss) attributable to noncontrolling interest	(318,650)	124,726

Net comprehensive income (loss) attributable to controlling shareholders	(9,900,319)	(4,918,685)	638,420

See accompanying notes to consolidated financial statements.

Oi S.A. and Subsidiaries

Consolidated Statements of Changes in Equity for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Attributable to owners of the Company								Total equity attributed to controlling shareholder’s	Non-controlling shareholder’s	Total equity
	Share capital	Share issue costs	Capital reserves	Obligations in equity instruments	Treasury shares	Reserve for additional dividends	Accumulated losses	Other comprehensive income (loss)
At January 1, 2013	7,308,753	(56,609)	17,362,822		(2,104,524)	391,322	(2,707,161)	234,050	20,428,653		20,428,653
Capital increase with redeemable shares	162,456		(162,456)
Redeemable bonus shares			(162,456)						(162,456)		(162,456)
Share issue costs		62							62		62
Approval of proposed additional dividends						(391,322)			(391,322)		(391,322)
Interim dividends (R$03.049 per share)			(500,000)						(500,000)		(500,000)
Net income (loss) for the year							604,423		604,423		604,423
Other comprehensive income (loss)								33,997	33,997		33,997
Recognition of investment reserve			1,493,015				(1,493,015)
Balance at December 31, 2013	7,471,209	(56,547)	18,030,925		(2,104,524)		(3,595,753)	268,047	20,013,357		20,013,357
Acquisition of interests - PT Portugal										1,468,602	1,468,602
Capital increase	13,959,900								13,959,900		13,959,900
Capital increase with reinvestment tax incentives	7,111		(7,111)
Attributed dividends										(84,131)	(84,131)
Share issue costs		(253,045)							(253,045)		(253,045)
Obligations in equity instruments				(2,894,619)					(2,894,619)		(2,894,619)
Treasury shares					(263,028)				(263,028)		(263,028)
Loss (profit) for the year							(4,781,720)		(4,781,720)	1,290	(4,780,430)
Realization of legal reserve			(383,527)				383,527
Other comprehensive income (loss)								(136,965)	(136,965)	123,436	(13,529)
Balance at December 31, 2014	21,438,220	(309,592)	17,640,287	(2,894,619)	(2,367,552)		(7,993,946)	131,082	25,643,880	1,509,197	27,153,077
Acquisition of interests – TMARPart (Note 1)			122,413				(5,809)		116,604		116,604
Capital increase	154		(154)						—		—
Share exchange costs		(135,351)							(135,351)		(135,351)
Obligations in equity instruments				(268,921)					(268,921)		(268,921)
Exchange for treasury shares				3,163,540	(3,163,540)				—		—
Loss for the year							(9,159,343)		(9,159,343)	(412,693)	(9,572,036)
Other comprehensive income (loss)								(740,976)	(740,976)	94,043	(646,933)
Balance at December 31, 2015	21,438,374	(444,943)	17,762,546		(5,531,092)		(17,159,098)	(609,894)	15,455,893	1,190,547	16,646,440

See accompanying notes to consolidated financial statements.

Oi S.A. and Subsidiaries

Consolidated Statements of Cash Flows

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

	2015	2014	2013
Operating activities
Net income (loss) for the year	(9,572,036)	(4,780,430)	604,423
Discontinued operations, net of tax	867,139	4,086,449
Adjustments to reconcile net income to cash provided by operating activities
Interest loss on financial instruments	6,442,647	1,311,198	1,881,041
Derivatives financial instruments	(5,795,744)	(425,027)	(1,131,012)
Depreciation and amortization	6,195,039	5,766,702	5,691,824
Impairment of available-for-sale securities	447,737
Allowance for doubtful accounts	726,944	649,463	849,779
Contingencies	566,617	463,087	381,949
Liabilities for pension plans	(107,368)	(162,974)	(133,415)
Impairment of assets	524,870	18,293	429,024
Deferred income tax expense	2,598,351	136,267	(341,888)
Other, net	89,059	(331,758)	(1,546,618)
Changes in operating assets and liabilities, net of acquisition
Accounts receivable	(1,622,343)	(1,057,184)	556,009
Inventories	74,776	(38,721)	(53,696)
Other taxes	119,887	(790,262)	(594,144)
Held-for-trading	(8,790,093)	(4,754,150)	(6,230,243)
Redemption of held-for-trading	7,958,169	5,021,859	8,203,246
Trade payables	117,271	(221,347)	(250,056)
Payroll, related taxes and benefits	(351,128)	(198,428)	(972)
Contingencies	(1,079,323)	(775,583)	(934,039)
Net increase in income tax and social contribution	154,873	(133,511)	(221,654)
Liabilities for pension plans	(139,325)	(131,156)	(124,246)
Changes in assets and liabilities held for sale	(786,914)

Cash flows from operating activities - continuing operations	(1,539,013)	3,652,787	7,035,312
Cash flows from operating activities - discontinued operations	485,342	1,877,782

Net cash (used) generated by operating activities	(1,053,671)	5,530,569	7,035,312

See accompanying notes to consolidated financial statements.

Oi S.A. and Subsidiaries

Consolidated Statements of Cash Flows

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

	2015	2014	2013
Investing activities
Capital expenditures	(3,681,484)	(5,370,351)	(5,976,488)
Proceeds from the sale of property, plant and equipment	14,996	4,453,611	4,127
Cash received for the sale of PT Portugal (Note 26)	17,218,275
Judicial deposits	(2,044,796)	(1,660,987)	(1,693,945)
Redemption of judicial deposits	1,039,221	722,836	958,529
Acquisition of investment in PT Portugal on May 5, 2014		1,087,904
Cash and cash equivalents transferred to held-for-sale assets		(730,572)
Other	191,546	8,091	(62,528)

Cash flows from investing activities - continuing operations	12,737,758	(1,489,468)	(6,770,305)
Cash flows from investing activities - discontinued operations	(194,739)	(2,813,437)

Net cash generated by (used in) investing activities	12,543,019	(4,302,905)	(6,770,305)
Financing activities
Borrowings net of costs	7,218,639	2,665,098	3,434,762
Repayment of principal of borrowings, financing	(11,308,213)	(4,587,978)	(3,483,640)
Cash impacts on derivatives transactions	2,704,155	(465,961)	(84,318)
Licenses and concessions	(348,545)	(204,779)	(710,968)
Tax refinancing program	(93,266)	(870,215)	(174,455)
Capital increase		8,230,606
Issue premium and related costs		(403,375)
Payment of dividends and interest on capital	(57,608)	(5,172)	(1,280,162)
Cash and cash equivalents acquired by merger	20,346

Cash flows from financing activities - continuing operations	(1,864,492)	4,358,224	(2,298,781)
Cash flows from financing activities - discontinued operations	(492,194)	(5,532,725)

Net cash used in financing activities	(2,356,686)	(1,174,501)	(2,298,781)

Foreign exchange differences on cash equivalents	3,316,195	(28,787)	50,443

Net increase (decrease) in cash and cash equivalents	12,448,857	24,376	(1,983,331)

Cash and cash equivalents beginning of year	2,449,206	2,424,830	4,408,161

Cash and cash equivalents end of year	14,898,063	2,449,206	2,424,830

Non-cash transactions

	2015	2014	2013
Acquisition of Property, Plant and Equipment and Intangible assets (incurring liabilities)	568,973	(122,072)	637,884
Offset of judicial deposits against contingencies	374,295	405,329	495,259
Share exchange (Note 22.b and Note 27)	3,163,540

See accompanying notes to consolidated financial statements.

Oi S.A. and Subsidiaries

Consolidated Statements of Cash Flows

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

Other transactions

	2015	2014	2013
Income tax and social contribution paid	(626,703)	(755,512)	(640,152)
Financial charges paid	(4,057,529)	(2,852,682)	(2,448,391)

See accompanying notes to consolidated financial statements.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

1.	BASIS OF PRESENTATION

Oi S.A. (“Company” or “Oi”), is a Switched Fixed-line Telephony Services (“STFC”) concessionaire, operating since July 1998 in Region II of the General Concession Plan (“PGO”), which covers the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina, Rio Grande do Sul, and the Federal District, in the provision of STFC as a local and intraregional long-distance carrier. Since January 2004, the Company has also provided domestic and international long-distance services in all Regions. Additionally, since January 2005, it has provided local services outside of Region II. These services are provided under concessions granted by Agência Nacional de Telecomunicações - ANATEL (National Telecommunications Agency), the regulator for the Brazilian telecommunications industry.

The Company is domiciled in Brazil, with headquarters located at Rio de Janeiro, at Rua do Lavradio, 71 – Rio de Janeiro.

The Company also holds: (i) through its wholly-owned subsidiary Telemar Norte Leste S.A. (“TMAR”), a concession to provide fixed telephone services in Region I and international long-distance services nationwide; and (ii) through its indirect subsidiary Oi Móvel S.A. (“Oi Móvel”) a license to provide mobile telephony services in Region I, II and III.

The local and nationwide STFC long-distance concession agreements between the Company and its subsidiary, TMAR, and ANATEL are effective through December 31, 2025. These concession agreements provide for reviews on a five-year basis and, in general, provide for a greater degree of intervention by ANATEL in the management of the business than the licenses to provide private services, and also include several consumer protection provisions, as determined by ANATEL the regulator. On December 30, 2015, ANATEL announced that the due date for the review to be implemented by the end of 2015 had been postponed to December 31, 2016.

The Company also holds investments in Africa, where the Company provides fixed and mobile telecommunications services indirectly through Africatel Holding BV (“Africatel”). The Company provides services in Namibia, Mozambique, and São Tomé, among other countries, through its subsidiaries Mobile Telecommunications Limited (“MTC”), Listas Telefónicas de Moçambique (“LTM”), and CST – Companhia Santomense de Telecomunicações, SARL (“CST”). Additionally, Africatel holds an indirect 25% stake in Unitel S.A. (“Unitel”) and a 40% stake in Cabo Verde Telecom, S.A. (“CVT”), which provide telecommunications services in Angola and Cape Verde. In Asia, the Company provides fixed and mobile telecommunications services through its subsidiary Timor Telecom.

Certain items in these consolidated financial statements have been reclassified to conform to the current period presentation.

Summary of acquisitions, corporate restructuring and divestures

Company’s capital increase through the contribution by Pharol (formerly Portugal Telecom, SGPS, S.A., “Pharol”) of all PT Portugal shares

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

As mentioned below, as part of the business combination, a capital increase of the Company was approved, which was partially paid-in through the contribution, by Pharol, of all the shares issued by PT Portugal SGPS, S.A. (“PT Portugal”).

Pursuant to the Definitive Agreements executed on February 19, 2014, which described the steps necessary to implement this Transaction, the Company’s Board of Directors decided at the meetings held on April 28 and 30, 2014, to increase capital by R$13,217,865 through a public distribution of Company common and preferred shares, with the issue of 2,142,279,524 common shares, including 396,589,982 common shares in the form of American Depositary Shares (“ADSs”), and 4,284,559,049 preferred shares, including 828,881,795 preferred shares in the form of ADSs.

On May 5, 2014, Banco BTG Pactual S.A., as Public Offering Stabilizing Underwriter, exercised, part of the distribution option for 120,265,046 Oi common shares and 240,530,092 Oi preferred shares (“Overallotment Shares”), amounting to R$742,035. As a result, on said date the Company capital increased to R$21,431,109.

The shares were issued at the price of R$2.17 per common share and R$2.00 per preferred share. The common shares in the form of ADSs (“ADSs ON”, each representing one common share) were issued at the price of US$0.970 per ADS ON, and the preferred shares in the form of ADSs (“ADSs PN”, each representing one preferred share) were issued at the price of US$0.894 per ADS PN.

Finally, the issued shares were paid in (i) in assets, by Pharol through the contribution to the Company of all PT Portugal SGPS, S.A. (“PT Portugal”) shares, which held all the (i.a) operating assets of Pharol amounting to R$30,299 (mostly represented by available-for-sale securities, tangible and intangible assets), except its direct or indirect interests in the Company and in Contax Participações S.A., and (i.b) liabilities of Pharol at the contribution date amounting to R$33,115 (mostly represented by non-current debt), as determined in the Valuation Report prepared by Banco Santander (Brasil) S.A. (“PT Assets”), approved at the Company’s Shareholders’ Meeting held on March 27, 2014; and (ii) cash, on the subscription date, in local legal tender amounting to R$8.25 billion. Accordingly, the Company’s capital increase totaled the gross amount of R$13.96 billion, including PT’s assets valued at R$5.71 billion.

Sale of PT Portugal Shares

The sale of all the shares of PT Portugal to Altice Portugal S.A. (“Altice”), involving basically the operations of PT Portugal in Portugal and in Hungary, was completed on June 2, 2015 (see note 26 for financial impacts). After this sale, the Company retained its stakes in the following former PT Group subsidiaries:

(i)	100% of the shares of PT Participações SGPS, S.A. (“PT Participações”), holding of the operations in Africa, through Africatel Holdings BV (“Africatel”), and Timor, through Timor Telecom, S.A. (“Timor Telecom”);

(ii)	100% of the shares of Portugal Telecom International Finance B.V. (“PTIF”), CVTEL B.V. (“CVTEL”), and Carrigans Finance S.à.r.l. (“Carrigans”).

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

Corporate reorganization

On March 31, 2015, the shareholders of TmarPart acting at a pre-meeting of the shareholders of TmarPart (1) unanimously approved the adoption of an alternative share structure, after analyzing options and taking into consideration the obstacles to the completion of the previously announced merger of shares of Oi and TmarPart, and (2) authorized the managements of TmarPart and Oi to begin taking the applicable steps to implement the alternative share structure. The alternative share structure was intended to achieve many of the primary purposes of the merger of shares of Oi and TmarPart, including the adoption by our company of the best corporate governance practices required by BM&FBovespa’s Novo Mercado segment and the elimination of the control of Oi through the various shareholders’ agreements governing Oi, while maintaining the goal of implementing a transaction that would result in the listing of the shares of Oi on the Novo Mercado.

The implementation of the alternative share structure consisted of the corporate ownership simplification transactions (described below), the adoption of new by-laws of our company, the election of a new board of directors of our company, and a voluntary share exchange through which holders of our preferred shares were entitled to exchange their preferred shares for our common shares (“voluntary convertion”).

On September 1, 2015, we and several of our direct and indirect shareholders undertook the following transactions, which we refer to collectively as the corporate ownership simplification transactions:

•	AG Telecom merged with and into PASA;

•	LF Tel merged with and into EDSP;

•	PASA and EDSP merged with and into Bratel Brasil;

•	Valverde merged with and into TmarPart;

•	Venus RJ Participações S.A., Sayed RJ Participações S.A. and PTB2 S.A. merged with and into Bratel Brasil;

•	Bratel Brasil merged with and into TmarPart; and

•	TmarPart merged with and into our company.

In connection with these transactions, all of the shareholders agreements to which we were an intervening party and through which the direct and indirect shareholders of TmarPart had rights to influence our management and operations were terminated. In the merger of TmarPart with and into Oi, the net assets of TmarPart, in the amount of R$122,412 were merged into the shareholders’ equity of Oi and as a result of the merger, TmarPart ceased to exist. The merger of TmarPart with and into Oi also resulted in the recognition its shareholders’ equity of a tax benefit related to the step up of tax basis the goodwill in the amount of R$982,768 with a corresponding valuation allowance by the same amount derived from the acquisition of equity interest in TmarPart recorded by Bratel Brasil, AG Telecom, LF Tel, in accordance with applicable Brazilian law. This tax benefit was recorded directly in equity as it was a transaction among and with shareholders’ of Oi.

In the merger of TmarPart with and into Oi, shareholders of TmarPart received the same number of shares of Oi as were held by TmarPart immediately prior to the merger of TmarPart with and into Oi in proportion to their holdings in TmarPart. No withdrawal rights for the holders of shares of Oi were available in connection with the merger of TmarPart with and into Oi.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

At an extraordinary shareholders meeting of our company held on September 1, 2015, our shareholders (1) adopted amended by-laws for our company that were intended to increase the corporate governance standards applicable to our company as well as to limit the voting rights of holders of a large concentration of common shares, and (2) elected a new board of directors with terms of office until the shareholders’ meeting that approves our financial statements for the year ending December 31, 2017.

With regard to the Voluntary Conversion, a total of 314,250,655 Oi preferred shares, or 66.84% of total preferred shares ex-treasury, were offered for conversion by their holders, attaining the minimum acceptance threshold of 2/3 of the holders of preferred shares ex-treasury to which the Voluntary Conversion was subject, was reached.

The Company’s Board of Directors ratified the voluntary conversion, accepted the conversion requests filed by the holders of Preferred ADSs, and approved the summon of the Extraordinary Shareholders’ Meeting to reflect the new share structure, as a result of the Voluntary Conversion, in the Company’s Bylaws.

Going concern considerations

During 2015, our operations generated negative cash flows of R$1,054 million. As a result, we financed investing activities, debt service and working capital from our cash and cash equivalents and short-term cash investments. Historically, we have financed our investments in property, plant and equipment through the use of bank loans, vendor financing, capital markets and other forms of financing.

As of December 31, 2015, our consolidated cash and cash equivalents and short-term cash investments amounted to R$16,700 million and our consolidated indebtedness amounted to R$ 59,857 million. We anticipated that we will be required to spend approximately R$19,725 million to meet our short-term contractual obligations and commitments during 2016, and an additional approximately R$30,672 million to meet our long-term contractual obligations and commitments in 2017 and 2018. As a result this financial situation doubt about Company’s ability to continue on a going concern basis.

Oi’s operating and business focus remains unchanged and Oi is still committed to continuing to make investments that ensure a continue improvement of its quality of service, which it believes will allow it to continue to bring technological advances to its customers all over Brazil. Oi also continues to undertake efforts for the operating upgrading and transformation of its business by focusing on austerity, infrastructure optimization, process revision, and sales actions.

On March 9, 2016, we announced that we had retained PJT Partners as our financial advisor to assist us in evaluating financial and strategic alternatives to optimize our liquidity and debt profile. On April 25, 2016, we entered into a customary non-disclosure agreement with Moelis & Company, who acts as advisor for a diverse ad hoc group of holders of the bonds issued by Oi and its subsidiaries, as an initial step towards discussions of a potential restructuring of its indebtedness.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

Our financial statements for the year ended December 31, 2015 have been prepared assuming that we will continue as a going concern, based on our cash flow projections and the successful implementation of strategic alternatives to optimize the liquidity and debt profile. Our projections depend on factors such as attainment of traffic volume targets, customer base, launching of bundled products attractive to customers, service sales prices, foreign exchange fluctuation and the success of the efforts to identify and implement financial and strategic alternatives to optimize the liquidity and debt profile.

Should one of more of the assumptions underlying the Company cash flow projections and other forecasts, the financial support of the Company, or the outcome of the efforts to identify and implement financial and strategic alternatives to optimize the Company liquidity and debt profile not be met, this could be an indication of material uncertainties that would generate doubts as to the Company’s ability to realize its assets and settle its obligations at their carrying amounts.

2.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies detailed below have been consistently applied in all periods presented in this Consolidated financial statements.

Use of estimates

In preparing the financial statements in conformity with U.S. Generally Accepted Accounting Principles, the Company’s management uses estimates and assumptions based on historical experience and other factors, including expected future events, which are considered reasonable and relevant. The use of estimates and assumptions frequently requires judgments related to matters that are uncertain with respect to the outcomes of transactions and the amount of assets and liabilities. Actual results of operations and the financial position may differ from these estimates. Significant items subject to such estimates and assumptions include the useful lives of fixed assets, allowances for doubtful accounts, the valuation of derivatives, the valuation of available-for-sale investment, deferred tax assets, valuation of fixed assets, pension plan, income tax uncertainties and contingencies.

Consolidated Financial Statements

The accompanying consolidated financial statements include the accounts of Oi S.A. and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation. The Company accounts for investments over which it has significant influence but not a controlling financial interest using the equity method of accounting.

Beginning June 2, 2015, the remaining assets and liabilities of PT Portugal not sold to Altice (Note 1) have been fully consolidated by the Company in each line item of the balance sheet, except for the assets and liabilities of the operations in Africa and Asia, which are consolidated and stated in a single line item of the balance sheet as assets held for sale, based on management’s expectation and decision of holding these assets and liabilities for sale.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

New Accounting Standards

Long-Term Debt and Debt Issuance Costs - In April 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2015-03, “Interest – Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs” (ASU 2015-03), which resulted in the reclassification of debt issuance costs from “Other Assets” to inclusion as a reduction of our reportable “Long-Term Debt” balance on our consolidated balance sheets. Since ASU 2015-03 does not address deferred issuance costs for line-of-credit arrangements, the FASB issued ASU No. 2015-15, “Interest – Imputation of Interest: Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements” (ASU 2015-15), in August 2015. ASU 2015-15 allows a company to defer debt issuance costs associated with line-of-credit arrangements, including arrangements with no outstanding borrowings, classify them as an asset, and amortize them over the term of the arrangements. We elected to adopt ASU 2015-03 early, with full retrospective application as required by the guidance. Adopting ASU 2015-03 resulted in the reclassification of approximately R$473,800 from other assets to loans and financing within the consolidated balance sheets as of December 31, 2014.

Deferred Income Taxes and Liabilities - In November 2015, the FASB issued ASU No. 2015-17, “Income Taxes (Topic 740) – Balance Sheet Classification of Deferred Taxes” (ASU 2015-17), which requires companies report their deferred tax liabilities and deferred tax assets, together as a single noncurrent item on their classified balance sheets. The Company elected to early adopt the new standard for the current reporting period, which is permitted, and applied a retrospective transition method. Adopting ASU 2015-17 resulted in the reclassification of R$1,631,155 from current to noncurrent deferred income tax assets within the consolidated balance sheets as of December 31, 2014.

Revenue Recognition - In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606)” (ASU 2014-09) and has since modified the standard with ASU 2015-14, “Deferral of the Effective Date”, ASU 2016-08 “Principal versus Agent Considerations (Reporting Revenue Gross versus Net)” and ASU 2016-10 “Identifying Performance Obligations and Licensing”. These standards replace existing revenue recognition rules with a comprehensive revenue measurement and recognition standard and expanded disclosure requirements. ASU 2014-09 becomes effective for annual reporting periods beginning after December 15, 2018, at which point we plan to adopt the standard. Upon initial evaluation, we believe the key changes in the standard that impact our revenue recognition relate to the allocation of contract revenues between various services and equipment, and the timing in which those revenues are recognized. We are still in the process of determining the impact on the timing of revenue recognition and the allocation of revenue to products.

Business Combinations - In September 2015, the FASB issued ASU No. 2015-16, “Business Combinations – Simplifying the Accounting for Measurement- Period Adjustments” (ASU 2015-16), which results in the ability to recognize, in current period earnings, any changes in provisional amounts during the measurement period after the closing of an acquisition, instead of restating prior periods for these changes. This standard had no impact on our consolidated balance sheet as of December 31, 2015, or our consolidated operating results and cash flows for the year ended.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

Leases (Topic 842) - In February 2016, the FASB issued ASU 2016-02 which supersedes FASB ASC Topic 840, Leases, and makes other conforming amendments to U.S. GAAP. ASU 2016-02 requires, among other changes to the lease accounting guidance, lessees to recognize most leases on-balance sheet via a right of use asset and lease liability, and additional qualitative and quantitative disclosures. ASU 2016-02 is effective for the Company for annual periods in fiscal years beginning after December 15, 2018, permits early adoption, and mandates a modified retrospective transition method. The Company is required to adopt ASU 2016-02 on January 1, 2019, but is evaluating whether to early adopt the new standard. The Company will adopt the new standard on January 1, 2019, and is currently evaluating the effect that ASU 2016-02 will have on its consolidated financial statements.

Recognition and Measurement of Financial Assets and Financial Liabilities - In January 2016, the FASB issued ASU 2016-01 which makes targeted improvements to the accounting for, and presentation and disclosure of, financial instruments, except those accounts for under the equity method or those that result in consolidation. ASU 2016-01 requires that most equity investments be measured at fair value, with subsequent changes in fair value recognized in net income. ASU 2016-01 does not affect the accounting for investments that would otherwise be consolidated or accounted for under the equity method. The new standard also impacts financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. The provisions of ASU 2016-01 are effective for the Company for annual periods in fiscal years beginning after December 15, 2018. The Company will adopt the new standard on January 1, 2019, and is currently evaluating the effect that ASU 2016-01 will have on its consolidated financial statements.

Functional and presentation currency

The Company and its subsidiaries operate primarily as telecommunications operators in Brazil, Africa, and Asia, and engage in activities typical of this industry. The items included in the financial statements of each group company are measured using the currency of the main economic environment of the respective company’s operations (“functional currency”). The consolidated financial statements are presented in Brazilian reais (R$), which is the Company’s functional and presentation currency.

To define its functional currency, management considered the currency that influences:

•	the sales prices of its goods and services;

•	the costs of services and sales;

•	the cash flows arising from receipts from customers and payments to suppliers;

•	interest, investments and financing.

Transactions and balances

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

Foreign currency-denominated transactions are translated into the functional currency using the exchange rates prevailing on the transaction dates. Foreign exchange gains and losses arising on the settlement of the transaction and the translation at the exchange rates prevailing at year end, related foreign currency-denominated monetary assets and liabilities are recognized in the statement of profit or loss, except when qualified as hedge accounting and, therefore, deferred in equity as cash flow hedges.

Group companies with a different functional currency

The profit or loss and the financial position of all Group entities, none of which uses a currency from a hyperinflationary economy, whose functional currency is different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities are translating at the rate prevailing at the end of the reporting period;

•	revenue and expenses disclosed in the statement of profit or loss are translated using the average exchange rate;

•	all the resulting foreign exchange differences are recognized as a separate component of equity in other comprehensive income; and

•	goodwill and fair value adjustments, arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing exchange rate.

As at December 31, 2015 and 2014, the foreign currency-denominated assets and liabilities were translated into Brazilian reais using mainly the following foreign exchange rates:

	Closing rate		Average rate
Currency	2015	2014	2015	2014
Euro	4.2504	3.2270	4.2158	3.2525
US dollar	3.9048	2.6562	3.8711	2.6394
Cabo Verdean escudo	0.0390	0.0339	0.0298	0.0287
Sao Tomean dobra	0.000174	0.000154	0.000132	0.000131
Kenyan shilling	0.0382	0.0339	0.0293	0.0268
Namibian dollar	0.2510	0.2606	0.2297	0.2169
Mozambican metical	0.0832	0.0838	0.0767	0.0742

Segment information

The presentation of information relating to operating segments is consistent with the internal reports provided to the chief operating decision maker of the Company. The results of segment operations are regularly reviewed in order to make decisions about the allocation of resources to assess operational performance and for strategic decision-making.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

Business combinations

The Company uses the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred, and the equity instruments issued. The consideration transferred includes the fair value of assets and liabilities resulting from a contingent consideration contract, where applicable. The identifiable assets acquired and the liabilities and contingent liabilities assumed in a business combination are initially measured at their fair values at the date of acquisition. The Company depreciates amounts recognized according to the useful lives of the underlying assets, and tests such assets to determine any asset impairment losses when there is evidence of impairment. The Company tests goodwill for impairment on an annual basis.

Investment Securities

Investment securities at December 31, 2015 and 2014 consist of short-term and long-term investments classified as trading and an investment at Unitel classified as available-for-sale. Trading and available-for-sale securities are recorded at fair value. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized.

A decline in the market value of any available-for-sale below cost that is deemed to be other-than-temporary results in an impairment to reduce the carrying amount to fair value. To determine whether an impairment is other-than-temporary, the Company considers all available information relevant to the collectibility of the security, including past events, current conditions, and reasonable and supportable forecasts when developing estimate of cash flows expected to be collected. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.

Accounts receivable

Accounts receivable from telecommunications services provided are stated at the tariff or service amount on the date they are provided and do not differ from their fair values.

These receivables also include receivables from services provided and not billed by the end of the reporting period and receivables related to handset, SIM cards, and accessories. The allowance for doubtful accounts estimate is recognized in an amount considered sufficient to cover possible losses on the realization of these receivables. The allowance for doubtful accounts estimate is prepared based on historic default rates.

The allowance for doubtful accounts is set up to recognize probable losses on accounts receivable taking into account the measures implemented to restrict the provision of services to and collect late payments from customers.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

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

Non-current assets held for sale and discontinued operations

Non-current assets are classified as assets held for sale when their carrying amount is recoverable, principally through a sale, and when such sale is highly probable. These assets are stated at the lower of their carrying value and fair value less costs to sell.

Disposals that represent a strategic shift that should have or will have a major effect on the Company’s operations and financial results qualify as discontinued operations. The results of discontinued operations are reported in discontinued operations in the consolidated statements of income for current and prior periods commencing in the period in which the business meets the criteria of a discontinued operation, and include any gain or loss recognized on closing or adjustment of the carrying amount to fair value less cost to sell.

Property, plant and equipment

Property, plant and equipment is stated at cost of purchase or construction, less accumulated depreciation. Historical costs include expenses directly attributable to the acquisition of assets. They also include certain costs for facilities, when it is probable that the future economic benefits related to such costs will flow to the Company. The borrowings and financing costs directly attributable to the purchase, construction or production of a qualifying asset are capitalized in the initial cost of such asset. Qualifying assets are those that necessarily require a significant time to be ready for use.

Subsequent costs are added to the carrying amount as appropriate, when, and only when, these assets generate future economic benefits and can be reliably measured. The residual balance of the replaced asset is derecognized. Maintenance and repair costs are recorded in profit or loss as incurred.

Depreciation is calculated on a straight-line basis, based on the estimated useful lives of the assets. The useful lives are reviewed annually by the Company.

Intangible assets

Acquired intangible assets with finite useful lives are recognized at cost, less amortization and accumulated impairment losses. Amortization is recognized on a straight-line basis over the asset’s estimated useful life. The estimated useful life and method of amortization are reviewed at the end of each annual reporting period, and the effect of any changes in estimates is accounted for on a prospective basis. Intangible assets with indefinite useful lives are carried at cost less accumulated impairment losses.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

Software licenses purchased are capitalized based on the costs incurred to purchase the software and make it ready for use. Software maintenance costs are expensed as incurred.

Long-lived assets

Long-lived assets, such as property, plant, and equipment, and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary.

Derivative financial instruments and hedging activities

Derivative financial instruments are contracted to mitigate exposure to market risks arising from changes in exchange rates on foreign currency-denominated debts and short-term investments held abroad, and also from changes in earnings.

Derivatives are initially recognized at cost at the inception of the derivative contract and are subsequently measured at fair value based on future cash flow estimates associated to the respective instrument. Changes in the fair value of any of these derivatives are recorded directly in earnings.

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

Derivative instruments contracted and designated as hedging instruments are formally identified through initial designation documentation. Derivative financial instruments classified as cash flows hedges were designated for hedge accounting.

The effective portion, is recognized in Other Comprehensive Income, net of taxes, and is reclassified to financial income (expenses) in the same period or periods during which the hedge transaction affects earnings. The ineffective portion, measured after the quarterly effectiveness tests, is recognized in financial income (expenses) in the same period it occurs.

Changes in the fair values of derivative financial instruments that are not designated for purposes of hedge accounting are recognized as financial income or expenses in profit or loss in the period they occur.

The hedge relationship expires and the designation is removed when:

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

(i)	The derivative contract is settled, terminated or settled, or if the Company or its subsidiary TMAR voluntarily removes the designation. If the hedged item continues to exist, the balances accumulated in other comprehensive income related to the changes in the fair value of the derivative are transferred to profit or loss for the year in which the hedged interest expenses and foreign exchange fluctuations are allocated.

(ii)	The debt was either prepaid or settled. In this case, the balance accumulated in other comprehensive income is immediately transferred to financial income or expenses in profit or loss for the year the designation is terminated.

The required information on derivative instruments and the effects recognized by the Company are described in Note 3.

Contingencies

Liabilities for loss contingencies arising from claims, assessment, litigation, fines and penalties are recorded when it is probable that the liability has been incurred and the amount can be reasonably estimated, based on opinion of the management and its in-house and outside legal counsel, and the amounts are recognized based on the cost of the expected outcome of ongoing lawsuits.

Pension and other postretirement plans

The Company and its subsidiaries have defined benefit and defined contribution plans. The Company also sponsors a defined benefit health care plan for retirees and employees.

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

For the defined benefit plans, the Company records annual amounts relating to its pension and postretirement plans based on calculations that incorporate various actuarial and other assumptions, including discount rates, mortality, assumed rates of return, compensation increases, turnover rates and healthcare cost trend rates. The Company reviews its assumptions on an annual basis and makes modifications to the assumptions based on current rates and trends when it is appropriate to do so. The effect of modifications to those assumptions is recorded in accumulated other comprehensive income and amortized to net periodic cost over future periods using the corridor method. The Company believes that the assumptions utilized in recording its obligations under its plans are reasonable based on its experience and market conditions.

The Company recognizes the over or under-funded status of a defined benefit postretirement plan as an asset or liability in its balance sheet and to recognizes changes in that funded status in the year in which the changes occur through other comprehensive income.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

The Company is not required to record actuarial calculations for multi-employer pension plans such as the PBS-A and contributions to such plans are recorded on an accrual basis. Refunds from these plans are recorded only upon the cash receipt.

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

Financial income and expenses

Financial income is recognized on an accrual basis and comprises interest on receivables settled after the due date, gains on short-term investments and gains on derivative instruments. Financial expenses represent interest effectively incurred and other charges on borrowings, financing, derivative contracts, and other financial transactions.

Income taxes

Income taxes are recorded under the asset and liability method. Deferred taxes are recognized for temporary differences and tax loss carryforwards are recorded in assets or liabilities, as applicable. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50 percent likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The company and its subsidiaries file income tax returns in all jurisdictions in which they do business (Brazil is the only major tax jurisdiction). In Brazil, income tax returns are subject to

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

review and adjustment by the tax authorities during a period of five calendar years. Positions challenged by the taxing authorities may be settled or appealed by the company. All audit periods prior to 2010 are closed for federal examination purposes.

As of December 31, 2015 the company has no unrecognized tax benefits, nor any interest and penalties thereon.    Interest and penalties on an underpayment of income taxes are recognized as part of interest expense and other expenses, respectively.

3.	FINANCIAL INSTRUMENTS AND RISK ANALYSIS

3.1.	Overview

The table below summarizes our financial assets and financial liabilities carried at fair value at December 31, 2015 and 2014.

	Accounting measurement	2015		2014
		Carrying amount	Fair value	Carrying amount	Fair value
Assets
Cash and banks	Fair value	1,111,840	1,111,840	532,285	532,285
Cash equivalents	Fair value	13,786,223	13,786,223	1,916,921	1,916,921
Short-term investments	Fair value	1,927,686	1,927,686	282,700	282,700
Derivative financial instruments	Fair value	7,386,703	7,386,703	3,221,481	3,221,481
Accounts receivable (i)	Amortized cost	8,379,719	8,379,719	7,455,687	7,455,687
Held-for-sale assets (Note 26)
Available-for-sale financial asset	Fair value	3,541,314	3,541,314	4,284,416	4,284,416
Dividends receivable	Amortized cost	2,042,191	2,042,191	1,261,826	1,261,826
Liabilities
Trade payables (i)	Amortized cost	5,004,833	5,004,833	4,331,286	4,331,286
Borrowings and financing
Borrowings and financing (ii)	Amortized cost	17,049,280	17,049,280	15,335,155	15,335,155
Debentures	Amortized cost	4,138,025	4,128,539	7,776,876	7,513,867
Senior notes	Amortized cost	38,670,111	22,159,838	12,737,364	12,199,092
Derivative financial instruments	Fair value	2,510,343	2,510,343	666,922	666,922
Dividends and interest on capital	Amortized cost	96,433	96,433	185,138	185,138
Licenses and concessions payable (iii)	Amortized cost	918,537	918,537	1,361,940	1,361,940
Tax refinancing program (iii)	Amortized cost	795,088	795,088	990,230	990,230
Other payables (payable for the acquisition of equity interest) (iii)	Amortized cost	382,230	382,230	408,978	408,978

(i)	The balances of accounts receivables and trade payables have near terms and, therefore, they are not adjusted to fair value.
(ii)	Part of this balance of borrowings and financing with the BNDES and export credit agencies correspond to exclusive markets and, therefore, the fair values of these instruments is similar to

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

their carrying amounts. A portion of the balance of borrowings and financing refers to the bonds issued in the international market, for which is there is a secondary market, and their fair values are different from their carrying amounts.
(iii)	The licenses and concessions payable, the tax refinancing program, and other obligations (payable for the acquisition of equity interest) are stated at the amounts that these obligations are expected to be settled and are not adjusted to fair value.

Fair value of financial instruments

The Company and its subsidiaries have measured their financial assets and financial liabilities at fair value using available market inputs and valuation techniques appropriate for each situation. The interpretation of market inputs for the selection of such techniques requires considerable judgment and the preparation of estimates to obtain an amount considered appropriate for each situation. Accordingly, the estimates presented may not necessarily be indicative of the amounts that could be obtained in an active market. The use of different assumptions for the calculation of the fair value may have a material impact on the amounts.

(a)	Derivative financial instruments

The method used for calculating the fair value of derivative financial instruments was the future cash flows associated to each instrument contracted, discounted at market rates prevailing at December 31, 2015.

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

Fair value is the price for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties, in an arm’s length transaction on measurement date. The fair value is be based on the assumptions that market participants consider in pricing an asset or a liability, and in the establishment a hierarchy that prioritizes the information used to build such assumptions. The fair value measurement hierarchy attaches more importance to available market inputs (i.e., observable data) and a less weight to inputs based on data without transparency (i.e., unobservable data). Additionally, the Company considers all nonperformance risk aspects, including the entity’s credit, when measuring the fair value of a liability.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

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

There were no transfers between levels between December 31, 2015 and December 31, 2014.

	Fair value measurement hierarchy	Fair value 2015	Fair value 2014

Assets
Cash and banks	Level 1	1,111,840	532,285
Cash equivalents	Level 2	13,786,223	1,916,921
Short-term investments	Level 2	1,927,686	282,700
Derivative financial instruments	Level 2	7,386,703	3,221,481
Available-for-sale financial asset (Note 26)	Level 3	3,541,314	4,284,416
Liabilities
Derivative financial instruments	Level 2	2,510,343	666,922

3.2.	Measurement of financial assets and financial liabilities at amortized cost

The fair value of the financial instruments mentioned below are substantially close to its carrying amounts due to the following reasons:

•	Accounts receivables: near-term maturity of bills.

•	Trade payables, dividends and interests on capital: all obligations are due to be settled in the short term.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

•	Borrowings and financing: all transactions are adjusted for inflation based on contractual indices.

•	Licenses and concessions payable, tax refinancing program and other payables (payable for the acquisition of equity interests): all payables are adjusted for inflation based on the contractual indices.

3.3.	Financial risk management

The Company’s and its subsidiaries’ activities an exposed them to several financial risks, such as: market risk (including currency variation risk, interest rate risk on fair value, interest rate risk on cash flows, and price risk), credit risk, and liquidity risk. The Company and its subsidiaries use derivative financial instruments to mitigate certain exposures to these risks.

Risk management is carried out by the Company’s treasury officer, in accordance with the policies approved by management.

The Hedging and Cash investments Policies, approved by the Board of Directors, document the management of exposures to market risk factors generated by the financial transactions of Oi Group companies.

Under Company policies, market risks are identified based on the features of financial transactions contracted and to be contracted during the year. Several scenarios are then simulated for each of the risk factors using statistical models, used as basis to measure the impacts on Group’s financial income (expenses). The Board of Directors meeting of January 2016 widened this concept, to also monitor impacts on Group’s financial cash flow, gross debt and net debt. Based on this analysis, the Executive Committee annually agrees with the Board of Directors a guideline to be followed in each financial year.

To ensure a proper risk management, the Company can contract and reverse hedging instruments, including derivative transactions such as swaps and currency forwards. The contract of such instruments depends on, among other factors, available funds within the credit limit set by banks. The Company and its subsidiaries do not use derivative financial instruments for other purposes.

According to their nature, financial instruments may involve known or unknown risks, and it is important to assess to the best judgment the potential of these risks.

3.4.1.	Market risk

(a)	Foreign exchange risk

Financial assets

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

Foreign currency-denominated cash equivalents and short-term investments are basically maintained in securities issued by financial institutions abroad similar to Bank Certificates of Deposit (CDBs) traded in Brazil (time deposits), and euro-denominated time deposits and United States dollars (“dollar” or “dollars”).

The risk associated to these assets arises from the possible exchange rate changes that may reduce the balance of these assets when translated into Brazilian reais. The Company’s and its subsidiaries’ assets subject to this risk represent approximately 73.22% (11.41% at December 31, 2014) of our total cash and cash equivalents and short-term investments.

Net investment in foreign subsidiaries

The risks related to the Company’s investments in foreign currency arise mainly from the investments in the subsidiaries in Africa. The Company does not have any contracted instrument to hedge against the risk associated to the net investments in foreign companies.

Foreign exchange risk sensitivity analysis

Management estimated the impact of a potential depreciation of the euro and the US dollar by 25% and 50%, using as benchmark for the possible and remote scenarios, respectively, as follows:

	Rate
Description	2015	Depreciation
Probable scenario
US dollar	3.9048	0%
Euro	4.2504	0%
Possible scenario
US dollar	2.9286	25%
Euro	3.1878	25%
Remote scenario
US dollar	1.9524	50%
Euro	2.1252	50%

2015
Description	Individual risk	Probable scenario	Possible scenario	Remote scenario
US dollar cash	Dollar	642,418	481,814	321,209
Euro cash	Euro	12,438,363	9,328,772	6,219,182

Total associated to exchange rates		13,080,781	9,810,586	6,540,391

Financial liabilities

The Company and its subsidiaries have foreign currency-denominated or foreign currency-indexed borrowings and financing. The risk associated with these liabilities is related to the possibility of changes in foreign exchange rates that could increase the balance of such liabilities. The Company and subsidiaries borrowings and financing exposed to this risk represent approximately 78.5% (41.7% at December 31, 2014) of total liabilities from borrowings and financing, less the contracted currency hedging transactions. In order to minimize this type of risk, we enter into foreign exchange

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

hedges with financial institutions. Of the consolidated foreign currency-denominated debt, 99.5% (100.0% at December 31, 2014) is protected by exchange swaps, currency forwards, and short-term investments in foreign currency. The cash denominated in euros and in US dollar operates as a natural hedge for the foreign denominated debt.

These foreign currency-denominated financial assets and financial liabilities are presented in the balance sheet as follows:

	2015		2014
	Carrying amount	Fair value	Carrying amount	Fair value

Financial assets
Cash and banks	761,788	761,788	26,759	26,759
Cash equivalents	10,553,452	10,553,452	198,047	198,047
Short-term investments	1,765,541	1,765,541	86,807	86,807
Derivative financial instruments	6,940,963	6,940,963	3,025,464	3,025,464
Financial liabilities
Borrowings and financing (Note 16)	46,935,152	30,727,817	14,781,242	14,342,043
Derivative financial instruments	1,915,910	1,915,910	425,784	425,784

Derivative financial instruments are summarized as follows:

	Derivatives designated for hedge accounting
	Maturity (years)	Fair value
		Amounts (payable)/receivable
		2015	2014
US$/R$ cross currency swaps	0.1 - 8.2	4,954,291	1,816,206
US$/fixed rate cross currency swaps	4.8	819,647	649,293
EUR/R$ cross currency swaps	1.9 - 4.3	(169,513)

EUR/R$ non-deliverable forwards (NDFs)	< 1 year		23,524

	Derivatives not designated for hedge accounting
	Maturity (years)	Fair value
		Amounts (payable)/receivable
		2015	2014
US$/R$ cross currency swaps	< 1 year	31,467	24,122
R$/US$ cross currency swaps	< 1 year	(27,965)	(31,290)
US$/R$ non-deliverable forwards (NDFs)	< 1 year	(156,707)	107,718
EUR/R$ non-deliverable forwards (NDFs)	< 1 year	(427,452)	10,107
Options (USD/R$ put option)	3.3 - 4.8	8,783
Options (EUR/R$ put option)	3.8	24,767
Options (EUR/R$ call option)	3.8	(32,265)

The main foreign currency hedge transactions contracted with financial institutions to minimize the foreign exchange risk are as follows:

Cross currency swap contracts (plain vanilla)

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

US$/R$: Refer to foreign exchange swaps to protect its US dollar-denominated debt payments. Under these contracts, the asset position is in US dollars plus a fixed interest rate or in US LIBOR plus a fixed interest rate, and the liability position a percentage of interbank deposit rate (CDI) or a fixed rate in Brazilian Real. The main risk of loss in the asset position of these instruments is the US dollar exchange rate change; however, such losses would be fully offset by the US dollar-denominated debt’s maturities.

R$/US$: Refer to foreign exchange swaps to reverse swap contracts. Under these contracts, the asset position is in US dollar plus a fixed rate and the liability position is a percentage of CDI. The main risk of loss in the liability position of these instruments is the US dollar exchange rate change; however, such possible losses would be fully offset by the maturities of the reversed US dollar-denominated swaps.

Non-deliverable forwards (NDFs)

US$/R$: Refer to future US dollar purchase transactions using NDFs to hedge against a depreciation of the Brazilian real in relation to the US dollar. The main strategy for these contracts is to set the foreign exchange rate for the contract period at a fixed amount, thus mitigating the risk of adverse fluctuations on US dollar-denominated debt. In order to extend the hedging period, we can roll over these instruments by selling US dollars for the period equivalent to the short-term NDF in the portfolio and simultaneously purchase US dollars for longer positions.

Euro/R$: Refer to future Euro dollar purchase transactions using NDFs to hedge against a depreciation of the Brazilian real in relation to the US dollar. The main strategy for these contracts is to set the foreign exchange rate for the contract period at a fixed amount, thus mitigating the risk of adverse fluctuations on euro-denominated debt. In order to extend the hedging period, we can roll over these instruments by selling euro for the period equivalent to the short-term NDF in the portfolio and simultaneously purchase euro for longer positions.

Options (put options)

Refers to the purchase of dollar put options related to debt’s principal to hedge against an appreciation of the real against the dollar. The main strategy of these options is to set a threshold foreign exchange rate for a set of swaps during the contract period, thus mitigating unfavorable changes in the long position of these derivatives.

As at December 31, 2015 and 2014, the derivative transactions in the amounts shown below were recognized in financial income (expenses) (see Note 6):

	2015	2014
Gain (loss) on currency swaps	4,539,844	674,228
Currency forwards	1,322,916	(317,740)
Options	(21,850)

Total	5,840,910	356,488

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

The movements below, related to currency hedges designated for hedge accounting treatment, were recognized in other comprehensive income:

Table of movements in hedge accounting effects in other comprehensive income
Balance in 2012	128,127
Loss on designated hedges	(126,511)
Transfer on ineffective portion to profit or loss	(16,611)
Amortization of hedges to profit or loss at effective rate	36,072
Deferred taxes on hedge accounting	36,397
Balance in 2013	57,474
Gain on designated hedges	143,524
Transfer on ineffective portion to profit or loss	10,443
Amortization of hedges to profit or loss at the effective rate	9,081
Deferred taxes on hedge accounting	(55,437)
Balance in 2014	165,085
Gain on designated hedges	(697,726)
Transfer on ineffective portion to profit or loss	(7,626)
Amortization of hedges to profit or loss at the effective rate	8,336
Deferred taxes on hedge accounting	236,985
Balance in 2015	(294,946)

(a.1) Foreign exchange risk sensitivity analysis

As at December 31, 2015, management estimated the depreciation scenarios of the Brazilian real in relation to other currencies at yearend. The rates used for the probable scenario were the rates prevailing at the end of December 2015. The probable rates were then depreciated by 25% and 50% and used as benchmark for the possible and remote scenarios, respectively.

	Rate
Description	2015	Depreciation
Probable scenario
US dollar	3.90480	0%
Euro	4.25040	0%
Possible scenario
US dollar	4.88100	25%
Euro	5.31300	25%
Remote scenario
US dollar	5.85720	50%
Euro	6.37560	50%

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

As at December 31, 2015, management estimated the outflow for the payment of interest and principal of its debt associated to exchange rates based on the interest rates prevailing at the end of this annual reporting period and the exchange rates above.

The impacts of foreign exchange exposure, in the sensitivity scenarios estimated by the Company, are shown in the table below:

2015
Description	Individual risk	Probable scenario	Possible scenario	Remote scenario

US dollar debt	Dollar appreciation	23,054,987	28,818,734	34,582,481
Derivatives (net position - US$)	Dollar depreciation	(22,470,237)	(28,087,796)	(33,705,356)
US dollar cash	Dollar depreciation	(642,418)	(803,023)	(963,627)
Euro debt	Euro appreciation	24,316,758	30,395,948	36,475,137
Derivatives (net position - euro)	Euro depreciation	(11,606,953)	(14,508,691)	(17,410,430)
Euro cash	Euro depreciation	(12,438,363)	(15,547,954)	(18,657,545)

Total associated to exchange rates		213,774	267,218	320,660

(b)	Interest rate risk

Financial assets

Cash equivalents and short-term investments in local currency are substantially maintained in financial investment funds exclusively managed for the Company and its subsidiaries, and investments in private securities issued by prime financial institutions.

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

As at December 31, 2015, approximately 33.4% (60.3% at December 31, 2014) of the incurred debt, less adjustment for derivative transactions, was subject to floating interest rates. After the derivative transactions, approximately 59.6% (79.4% at December 31, 2014) of the consolidated debt was subject to floating interest rates. The most material exposure of Company’s and its subsidiaries’ debt after the hedging transactions is to CDI. Therefore, a continued increase in this interest rate would have an adverse impact on future interest payments and hedging adjustments.

We continuously monitor these market rates to assess the possible contracting of derivatives to reduce the risk of fluctuation of these rates.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

These assets and liabilities are presented in the balance sheet as follows:

	2015		2014
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash equivalents	3,232,771	3,232,771	1,718,874	1,718,874
Short-term investments	162,145	162,145	195,893	195,893
Derivative financial instruments	445,740	445,740	196,017	196,017
Financial liabilities
Borrowings and financing	18,307,705	18,298,218	17,722,928	17,717,628
Derivative financial instruments	594,433	594,433	241,138	241,138

The amounts of contracted derivatives to manage exposure to floating interest rates on outstanding debt are summarized below:

	Derivatives designated for hedge accounting
	Maturity (years)	Fair value
		Amounts (payable)/receivable
		2015	2014
Fixed rate/DI rate swaps	4.8	(146,121)	(37,627)
US$ LIBOR/US$ fixed rate swaps	< 1 year		(1,413)

	Derivatives not designated for hedge accounting
	Maturity (years)	Fair value
		Amounts (payable)/receivable
		2015	2014
US$ LIBOR/US$ fixed rate swaps	0.1- 6.1	(448,312)	(200,771)
US$ fixed rate/US$ LIBOR swaps	6.1	445,740	194,690

The main derivative transactions contracted with financial institutions to minimize the interest rate risk are as follows:

Interest rate swaps

US$ LIBOR/US$ fixed rate: Refer to interest rate swaps to protect debt payments associated to US dollar floating rates from exchange fluctuation. Under these contracts, the asset position in US dollar LIBOR and the liability position is a fixed rate. The risk of loss in the asset position of these instruments is, therefore, the fluctuation of the US dollar LIBOR; however, such possible losses would be fully offset by maturities of US dollar-denominated debt associated to LIBOR.

US$ fixed rate/US$ LIBOR: Refers to the interest rate swap transaction that changes US dollar-denominated debt payments from fixed rate to floating rate. Under this contract, the asset position is a US dollar fixed rate and the liability position is subject to LIBOR aimed at reducing the cost of the underlying debt, as part of the Company’s interest-bearing liabilities management strategy.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

R$ fixed rate/CDI: Refer to interest rate swaps to convert a foreign exchange swap liability position at a fixed rate into R$ to a liability subject to a DI percentage. This transaction is intended to swap the foreign exchange fluctuation of a certain dollar-denominated debt to a floating DI position, cancelling the debt’s current fixed rate position.

As at December 31, 2015 and 2014, the amounts shown below were recorded as gain or loss on derivatives: (see Note 6).

	2015	2014
Gain (loss) on interest rate swap	(43,808)	70,896

Total	(43,808)	70,896

The movements below, related interest rate hedges designated for hedge accounting treatment, were recognized in other comprehensive income:

Table of movements in hedge accounting effects in other comprehensive income
Balance in 2012	12,057
Loss on designated hedges	(80,487)
Transfer on ineffective portion to profit or loss	500
Amortization of hedges to profit or loss at effective rate	(24,075)
Deferred taxes on hedge accounting	35,381
Balance in 2013	(56,624)
Gain on designated hedges	20,029
Transfer on ineffective portion to profit or loss	(97)
Amortization of hedges to profit or loss at the effective rate	3,070
Deferred taxes on hedge accounting	(7,820)
Share of subsidiary’s hedge accounting
Balance in 2014	(41,442)
Gain on designated hedges	(104,339)
Transfer on ineffective portion to profit or loss	78
Amortization of hedges to profit or loss at the effective rate	3,325
Deferred taxes on hedge accounting	34,319
Balance in 2015	(108,059)

(b.1) Interest rate fluctuation risk sensitivity analysis

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

Management believes that the most significant risk related to interest rate fluctuations arises from its liabilities associated to the TJLP, the USD LIBOR, and mainly the CDI. This risk is associated to an increase in those rates.

As at December 31, 2015, management estimated the fluctuation scenarios of the rates CDI, TJLP and USD LIBOR. The rates used for the probable scenario were the rates prevailing at the end of the reporting period. These rates have been stressed by 25 and 50 percent, and used as benchmark for the possible and remote scenarios. Important to consider that in the beginning of January 2015, the TJLP increased from 5.0% p.a. to 5.5% p.a., which was the start of successive increases. For the quarter beginning April 2015, the TJLP increased to 6.0%, remaining at 6.5% in July and in October 1-December 31, 2015 it increased to 7.0%.

Before the end of the first quarter of 2016, the National Monetary Council had decided for a new increase for this rate, this time to 7.5% p.a., effective in January 1 - March 31, 2016.

2015
Interest rate scenarios
Probable scenario			Possible scenario			Remote scenario
CDI	TJLP	6M USD LIBOR	CDI	TJLP	6M USD LIBOR	CDI	TJLP	6M USD LIBOR
14.14%	7.0%	0.84615%	17.68%	8.8%	1.05769%	21.21%	10.5%	1.26923%

As at December 31, 2015, management estimated the future outflows for the payment of interest and principal of its debt associated to CDI, TJLP, and USD LIBOR based on the interest rates above.

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

The impacts of exposure to interest rates, in the sensitivity scenarios estimated by the Company, are shown in the table below:

2015
Transaction	Individual risk	Probable scenario	Possible scenario	Remote scenario
CDI-indexed debt	CDI increase	2,120,449	2,516,488	2,980,156
Derivative financial instruments (net position - CDI)	CDI increase	10,669,673	13,047,050	15,566,283
TJLP-indexed debt	TJLP increase	942,049	1,119,643	1,304,957
US$ LIBOR-indexed debt	US$ LIBOR increase	562,123	660,468	715,699
Derivative instruments (net position - LIBOR)	US$ LIBOR decrease	(198,734)	(211,566)	(231,488)

Total associated to interest rates		14,095,560	17,132,083	20,335,607

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

3.4.2.	Credit risk

The concentration of credit risk associated to trade receivables is immaterial due to the diversification of the portfolio. Doubtful receivables are adequately covered by an allowance for doubtful accounts.

Transactions with financial institutions (short-term investments and borrowings and financing) are made with prime entities, avoiding the concentration risk. The credit risk of financial investments is assessed by setting caps for investment in the counterparts, taking into consideration the ratings released by the main international risk rating agencies for each one of such counterparts. As at December 31, 2015, approximately 99.20% of the consolidated short-term investments were made with counterparties with an AAA, AA or sovereign risk rating.

The Company had credit risks related to dividends receivable associated to the investment in Unitel (Note 26).

3.4.3.	Liquidity risk

The liquidity risk also arises from the possibility of the Company being unable to settle its liabilities on maturity dates and obtain cash due to market liquidity restrictions.

During 2015, our operations generated negative cash flows of R$1,054 million. As a result, we financed investing activities, debt service and working capital from our cash and cash equivalents and short-term cash investments. Historically, we have financed our investments in property, plant and equipment through the use of bank loans, vendor financing, capital markets and other forms of financing.

As of December 31, 2015, our consolidated cash and cash equivalents and short-term cash investments amounted to R$16,700 million and our consolidated indebtedness amounted to R$ 59,857million. We anticipated that we will be required to spend approximately R$19,725 million to meet our short-term contractual obligations and commitments during 2016, and an additional approximately R$30,672 million to meet our long-term contractual obligations and commitments in 2017 and 2018.

On March 9, 2016, we announced that we had retained PJT Partners as our financial advisor to assist us in evaluating financial and strategic alternatives to optimize our liquidity and debt profile. On April 25, 2016, we entered into a customary non-disclosure agreement with Moelis & Company, who acts as advisor for a diverse ad hoc group of holders of the bonds issued by Oi and its subsidiaries, as an initial step towards discussions of a potential restructuring of its indebtedness.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

The following are the contractual maturities of the financial liabilities, including estimated interest payments, where applicable:

	Less than One Year		One to Three Years		Three to Five Years		More than Five Years		Total
	(in millions of reais)
Continuing operations:
Loans and financings (i)	R$	15,282	R$	24,998	R$	16,894	R$	6,243	R$	63,417
Debentures (ii)		1,622		4,170		17		—		5,809
Unconditional purchase obligations (iii)		1,477		758		343		—		2,578
Concession fees (iv)		288		306		348		1,437		2,379
Usage rights (v)		912		7		—		—		919
Pension plan contributions (vi)		144		433		289		577		1,443

	R$	19,725	R$	30,672	R$	17,891	R$	8,257	R$	76,545

The amounts disclosed in the tables take into account the contractual undiscounted payment outflow estimates, these amounts are not reconciled with the amounts disclosed in the balance sheet for borrowings and financing, derivative financial instruments, and trade payables.

(i)	Includes (1) estimated future payments of interest on our loans and financings, calculated based on interest rates and foreign exchange rates applicable at December 31, 2015 and assuming that all amortization payments and payments at maturity on our loans and financings will be made on their scheduled payment dates, and (2) estimated future cash flows on our derivative obligations, calculated based on interest rates and foreign exchange rates applicable as of December 31, 2015 and assuming that all payments on our derivative obligations will be made on their scheduled payment dates;

(ii)	Includes estimated future payments of interest on our debentures, calculated based on interest rates applicable as of December 31, 2015 and assuming that all amortization payments and payments at maturity on our debentures will be made on their scheduled payment dates;

(iii)	Consists of (1) obligations in connection with a business process outsourcing agreement, and (2) purchase obligations for network equipment pursuant to binding obligations which include all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction;

(iv)	Consists of estimated bi-annual fees due to ANATEL under our concession agreements expiring in 2025. These estimated amounts are calculated based on our results for the year ended December 31, 2015;

(v)	Consists of payments due to ANATEL for radio frequency licenses. Includes accrued and unpaid interest as of December 31, 2015; and

(vi)	Consists of expected contributions to amortize the actuarial deficit of the BrTPREV plan.

Capital management

The Company seeks to manage its equity structure according to best market practices.

The objective of the Company’s capital management strategy is to ensure that liquidity levels and financial leverage to allow the sustained growth of the Group, the compliance with the strategic investment plan, and generation of returns to our shareholders.

The Company may change its capital structure, according to existing economic and financial conditions, to optimize its financial leverage and debt management (Note 1).

The indicators commonly used to measure capital structure management are: gross debt to accumulated twelve-month EBITDA (earnings before interest (financial income and expenses), taxes, depreciation and amortization, and other nonrecurring results), net debt (gross debt less cash

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

and cash equivalents and short-term investments) to accumulated twelve-month EBITDA, and the interest coverage ratio.

3.4.4.	Risk of acceleration of maturity of borrowings and financing

Under some debt instruments of the Company, default events can trigger the accelerated maturity of other debt instruments. The impossibility to incur in new debt might prevent the company from investing in its business and incur in required or advisable capital expenditures, which would reduce future sales and adversely impact its profitability. Additionally, the funds necessary to meet the payment commitments of the borrowings raised can reduce the amount of funds available for capital expenditures.

The risk of accelerated maturity arising from noncompliance of financial covenants associated to the debt is detailed in Note 16, section ‘Covenants’.

4.	NET OPERATING REVENUE

	2015	2014	2013

Gross operating revenue	44,519,320	45,357,481	45,252,584

Deductions from gross revenue	(17,165,555)	(17,110,382)	(16,830,437)
Taxes	(8,148,655)	(8,906,909)	(9,538,623)
Discounts and other deductions	(9,016,900)	(8,203,473)	(7,291,814)

Net operating revenue	27,353,765	28,247,099	28,422,147

5.	OPERATING EXPENSES

	2015	2014	2013
Operating expenses by nature
Third-party services	(6,317,233)	(6,258,606)	(6,119,733)
Depreciation and amortization	(6,195,039)	(5,766,702)	(5,691,824)
Rentals and Insurance	(3,599,830)	(3,119,521)	(2,119,684)
Personnel	(2,719,530)	(2,829,307)	(2,534,222)
Network maintenance service	(1,901,569)	(1,923,074)	(2,328,140)
Interconnection	(1,808,845)	(2,689,815)	(3,965,623)
Contingencies	(861,500)	(779,314)	(656,849)
Allowance for doubtful accounts	(721,175)	(649,463)	(922,779)
Advertising and publicity	(405,626)	(674,275)	(556,500)
Handset and other costs	(284,637)	(730,444)	(515,377)
Impairment losses (i)	(590,641)
Taxes and other income (expenses)	(1,013,056)	(1,459,012)	(1,397,982)

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

Other operating income (expenses), net (ii)	277,954	3,245,643	2,369,555
	(26,140,727)	(23,633,890)	(24,439,158)
Operating expenses by function
Cost of sales and/or services	(16,250,083)	(16,257,192)	(16,466,773)
Selling expenses	(4,719,811)	(5,565,757)	(5,532,045)
General and administrative expenses	(3,912,178)	(3,834,563)	(3,683,440)
Other operating income	1,630,056	4,466,914	3,193,024
Other operating expenses	(2,866,828)	(2,437,411)	(1,932,174)
Equity pick up	(21,883)	(5,881)	(17,750)

Total operating expenses	(26,140,727)	(23,633,890)	(24,439,158)

(i)	As at December 31, 2015, the Company conducted the annual impairment test and recognized a loss on goodwill amounting to R$501,465 related to goodwill and trademarks for the Telecommunication services in Brazil due to a significant change in the macroeconomic conditions in Brazil and R$89,176 related to Africa which is being reported as held for sale. The fair value of the reporting unit was estimated using the expected present value of future cash flows.
(ii)	The other net operating income (expenses) for the year ended December 31, 2015 primarily include the reversal of a civil contingency amounting to R$325,709 arising from the revision of the calculation methodology and R$47,756 in costs relating to terminations of employments contracts in this period. Other net operating income (expenses) for the year ended December 31, 2014 primarily includes the gain of R$2.4 billion on the sale, net of transaction expenses, recognized in the context of the agreement entered into on December 3, 2013 by the Company and SBA Torres Brasil for the transfer of 100% of the shares of one of its subsidiaries that held 2,007 telecommunication towers used to provide mobile telephony services and R$355 million resulting from the revision of the calculation methodology of the provisions for losses in corporate lawsuits and the reversal of R$476 million from the provision related to the adhesion to the REFIS tax refinancing program.

6.	FINANCIAL INCOME (EXPENSES)

	2015	2014	2013
Financial income
Exchange differences on translating foreign short-term investments (trading)	3,349,783	32,444	69,626
Interest on other assets	740,417	762,498	694,734
Income from short-term investments	235,042	354,526	278,598
Interest on related parties loans	29,057	1,066
Other income (i)	1,010,235	194,233	332,259

Total	5,364,534	1,344,767	1,375,217

Financial expenses and other charges
a) Borrowing and financing costs
Inflation and exchange losses on third-party borrowings	(10,908,438)	(1,464,510)	(2,013,066)
Interest on borrowings payable to third parties	(3,178,461)	(1,979,414)	(1,591,915)

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

Interest on debentures	(871,977)	(953,863)	(860,400)
Derivatives	5,797,102	427,384	1,158,520

Subtotal:	(9,161,774)	(3,970,403)	(3,306,861)

b) Other charges
Loss on available for sale financial assets (ii)	(447,737)
Interest on other liabilities	(833,276)	(814,148)	(643,318)
Tax on transactions and bank fees	(712,799)	(385,824)	(193,048)
Inflation adjustment to provisions	(176,297)	(233,276)	(246,205)
Interest on taxes in installments - tax financing program	(93,784)	(132,194)	(81,262)
Other expenses (iii)	(476,875)	(357,844)	(206,479)

Subtotal:	(2,740,768)	(1,923,286)	(1,370,312)

Total	(11,902,542)	(5,893,689)	(4,677,173)

Financial income (expenses)	(6,538,008)	(4,548,922)	(3,301,956)

(i)	Refers basically to the gain on debenture repayment transactions and includes USD187.5 million (R$733 million) related with our portion of dividends approved by Unitel.
(ii)	Refers basically to the loss of R$408 million due to other-than-temporary impairment of the investment in Unitel classified as available-for-sale.
(iii)	Represented mainly by financial fees and commissions.

7.	CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Short-term investments made by the Company and its subsidiaries in the years ended December 31, 2015 and 2014, are classified as trading securities and are measured at their fair values.

(a)	Cash and cash equivalents

	2015	2014
Cash and banks	1,111,840	532,285
Cash equivalents	13,786,223	1,916,921

Total	14,898,063	2,449,206

	2015	2014
Time deposits	10,734,985	205,523
Bank certificates of deposit (CDBs)	1,387,158	920,116
Repurchase agreements	1,637,798	773,487
Other	26,282	17,795
Cash equivalents	13,786,223	1,916,921

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

(b)	Short-term investments

	2015	2014
Time deposits	1,700,386
Private securities	125,966	111,285
Government securities	101,334	171,415

Total	1,927,686	282,700

Current	1,801,720	171,415
Non-current	125,966	111,285

The Company and its subsidiaries hold short-term investments in Brazil and abroad for the purpose of earning interest on cash, benchmarked to CDI in Brazil, LIBOR for the US dollar-denominated portion, and EURIBOR for the euro-denominated portion.

8.	TRADE ACCOUNTS RECEIVABLE, NET

	2015	2014
Billed services	6,733,219	5,481,028
Unbilled services	1,296,562	1,450,777
Mobile handsets and accessories sold	911,077	1,032,022
Allowance for doubtful accounts	(561,139)	(513,787)

Total	8,379,719	7,450,040

The aging list of trade receivables is as follows:

	2015	2014
Current	6,855,027	5,878,915
Past-due up to 60 days	1,296,612	1,388,330
Past-due from 61 to 90 days	146,608	136,200
Past-due from 91 to 120 days	121,916	113,212
Past-due from 121 to 150 days	124,887	102,139
Over 150 days past-due	395,808	345,031

Total	8,940,858	7,963,827

The movements in the allowance for doubtful accounts were as follows:

Balance at Jan 1, 2014	(654,042)
Acquisition of investments - PT Portugal	(652,964)

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

Allowance for doubtful accounts	(684,017)
Trade receivables written off as uncollectible	712,128
Foreign exchange differences	6,841
Transfer to assets held for sale	758,267
Balance in 2014	(513,787)
Allowance for doubtful accounts	(692,935)
Trade receivables written off as uncollectible	645,583
Balance in 2015	(561,139)

9.	INCOME TAXES

(a) Tax rate reconciliation

Income taxes encompass the income tax and the social contribution in Brazil. The income tax rate is 25% and the social contribution rate is 9%, an aggregate nominal tax rate of 34%. Income tax expense attributable to income (loss) from continuing operations was an income tax expense of R$3,379,927, R$758,268 and R$76,610 for the years ended December 31, 2015, 2014 and 2013, respectively.

Total income taxes for the years ended December 31, 2015, 2014 and 2013 were allocated as follows:

	2015	2014	2013
Income (expenses) from continuing operations	(3,379,927)	(758,268)	(76,610)
Expenses from discontinued operations	(327,115)	(92,545)

Total income tax recognized in earnings	(3,707,042)	(850,813)	(76,610)

Income tax recognized in other comprehensive income	(194,020)	243,333	(17,514)

Income tax expense attributable to income from continuing operations consists of:

	2015	2014	2013
Income tax and social contribution
Current taxes	(781,576)	(622,001)	(418,498)
Deferred taxes	(2,598,351)	(136,267)	341,888

Total	(3,379,927)	(758,268)	(76,610)

The tax rate reconciliation from continuing operation consists of the following:

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

	2015	2014	2013
Income (loss) before taxes (i)	(5,324,970)	64,287	681,033
Income tax and social contribution
Income tax and social contribution at statutory rate (34%)	1,810,490	(21,858)	(231,552)
Valuation allowance (ii)	(4,755,151)	5,848	(68,654)
Effect of foreign rate differential (iii)	(106,388)	(23,795)	(13,046)
Tax effects on permanent additions (iv)	(268,989)	(688,719)	(76,433)
Tax effects on permanent exclusions	114,052	376,241	280,844
Tax effect of REFIS permanent additions (v)		(443,401)
Tax incentives (basically, operating income) (vi)	7,332	36,281	31,573
Tax amnesty program (vii)	(165,676)	—	—
Other	(15,597)	1,135	658
Income tax and social contribution effect on profit or loss	(3,379,927)	(758,268)	(76,610)

(i)	In 2013, substantially all pre tax income and income tax are related to Brazilian Companies. In 2015 and 2014 income before taxes and income tax for continuing operations is as follows:

	2015
	Brazil	Foreign operations	Total
Income (loss) before taxes	(4,428,005)	(896,965)	(5,324,970)
Income tax	(3,191,186)	(188,741)	(3,379,927)

Current taxes	(589,090)	(192,486)	(781,576)
Deferred taxes	(2,602,096)	3,745	(2,598,351)

	2014
	Brazil	Foreign operations	Total
Income (loss) before taxes	(145,581)	209,868	64,287
Income tax	(615,406)	(142,862)	(758,268)

Current taxes	(479,061)	(142,940)	(622,001)
Deferred taxes	(136,345)	78	(136,267)

(ii)	Refers to valuation allowance due to change in judgment about the recoverability of deferred tax assets. The change in the beginning-of-the year balance of the valuation allowance due to change in judgment about the recoverability of deferred tax assets amounts to R$2,845,521.
(iii)	Refers to the effects of the difference between the applicable tax rate in Brazil and the tax rates applicable to other Group companies located abroad.
(iv)	In 2015 the main effects of permanent addition refers to: (1) the impairment of Unitel available-for-sale investment which is not tax deductible in the amount of R$152 million (Note 26), (2) the impairment of goodwill and trademarks for the Telecommunication services in Brazil and impairment of goodwill related to África, which is not tax deductible in the amount of R$91 million and (3) nondeductible fines in the amount of R$25 million. In 2014 the main effects refers to the impairment of PT SGPS shares held subsidiary TMAR which is not tax deductible in the amount of R$266 million.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

(v)	In 2014, the main effects are linked to goodwill amortization (pre-merger period), settlement of principal, fine and interest utilizing tax loss carryforwards as permitted by Article 2 of Law 12996/2014 and Article 33 of Law 13043/2014.
(vi)	These tax incentives correspond mainly to a 75% reduction in the current income tax due on operating income obtained as a result of telecommunication services rendered in certain northern and northeast regions of Brasil, where the Company holds facilities for the purpose of rendering those services. This tax benefit is usually granted for a 10 year period, limited up to January 1, 2024.
(vii)	Refers to uncertain tax position taken in prior periods which were assessed by the taxing authorities. Although the Company believed in prior periods that these positions would be more-likely-than-not of being sustained, it has decided to adhere to PRORELIT and avoid substantial costs to keep on going discussions with government. PRORELIT program allowed taxpayers to settle federal tax debts accrued prior to June 30th, 2015, excluding tax debts that are subject to tax installment payments.

In order to enroll, tax payers were requested to resign of their litigation rights with respect to the settled debt amount and pay at least 30% of their outstanding consolidated tax debt accrued through June 30th, 2015 in cash. The remaining 70% of the debt would be settled with tax loss carryforwards. Apart from the initial 30% down payment, no guarantees or collateral is needed.

The Company has submitted its application for PRORELIT to settle several tax debts. Nevertheless, tax authorities have a five years term to ratify the amounts of tax loss carryforwards utilized by taxpayers.

A reconciliation of the beginning and ending amount of total unrecognized tax benefits for the year ended December 31, 2015 as follows:

	2015	2014
Balance, beginning of year	84,650	84,650
Increase related to prior year tax position	165,676
Settlements	(250,326)
Balance, end of year		84,650

(b) Significant components of current and deferred taxes

	ASSETS
	2015	2014
Current recoverable taxes
Recoverable income tax (IRPJ) (i)	416,125	485,929
Recoverable social contribution (CSLL) (i)	153,059	182,772
IRRF/CSLL - withholding income taxes (ii)	346,389	428,488
Income taxes recoverable (v)	147,278	60,944

Total current	1,062,851	1,158,133

	LIABILITIES
	2015	2014
Current taxes payable
Income tax payable	211,571	306,366
Social contribution payable	128,053	170,916

Total current	339,624	477,282

	2015	2014
Deferred taxes assets
Income tax and social contribution on merged goodwill (iii)	2,423,763	1,605,513
Income tax and social contribution on temporary differences (iv)	3,885,435	2,499,243
Income tax and social contribution on tax loss carryforwards (iv)	4,134,378	3,447,938

Total - deferred taxes assets	10,443,576	7,552,694

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

Business combinations – other intangibles	(3,047,832)	(3,464,404)
Pension plan assets	(299,574)	(176,397)

Total deferred tax liabilities	(3,347,406)	(3,640,801)

Valuation allowance (iv)	(6,239,713)	(217,655)

Total deferred taxes, net	856,457	3,694,238

(i)	Refer mainly to prepaid income tax and social contribution that will be offset against federal taxes payable in the future.
(ii)	Refer to corporate income tax credits on short-term investments, related parties loans, government entities, and other that are used as deductions from income tax for the years, and social contribution withheld at source on services provided to government agencies.
(iii)	Refer to: (i) deferred income tax and social contribution assets calculated as tax benefit originating from the goodwill paid on acquisition by the Company and recognized by the merged companies in the course of 2009. The realization of the tax basis arises from the amortization of the goodwill balance based on the STFC license and in the appreciation of property, plant and equipment, the utilization of which is estimated to occur through 2025, and (ii) deferred income tax and social contribution assets originating from the goodwill paid on the acquisition of interests by the Company in 2008-2011, recognized by the companies merged with and into TmarPart and by TmarPart merged with and into the Company on September 1, 2015, which was based on the Company’s expected future earnings and the amortization of which is estimated to occur through 2025 (Note 1).
(iv)	For the year ended December 31, 2015, total valuation allowance increased from R$217,655 million to R$6,239,713 million, reflecting valuation allowance totaling R$6,022,058 recognized for the companies that, as at December 31, 2015, do not expect to generate sufficient future taxable profits, based on consistent assumptions and timing used in the analysis of the potential impairment of long-lived assets and goodwill, against which tax assets could be offset. Most of our deferred tax assets have been reduced by a valuation allowance to the amount supported by reversing taxable temporary difference. The deferred tax assets not offset by valuation allowance are dependent upon the generation of future pretax income in certain of our tax-paying components in Brazil that have a history of profitability and an expectation of continued profitability. Management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets that are not subject to the valuation allowance. However, deferred income tax assets can be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

The net changed in valuation allowance in 2014 was R$217,655. No valuation allowance was recorded prior to 2014.

The tax loss carryfowards of approximately R$12,159,935, corresponding to R$4,134,378 million of deferred tax assets, do not expire, and may be carried forward indefinitely.

(v)	Refer mainly to prior years’ prepaid income tax and social contribution that will be offset against federal taxes payable.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

Movements in deferred income tax and social contribution

	Balance in 2014	Recognized in deferred tax income/ expenses	Other comprehensive income	Other	Balance in 2015
Deferred tax assets arising on:
Temporary differences
Contingencies	1,668,750	(129,407)			1,539,343
Allowance for doubtful accounts	592,279	66,591			658,870
Profit sharing	86,534	(22,291)			64,243
Foreign exchange differences	556,389	1,221,972			1,778,361
Merged goodwill (i)	1,605,513	(164,517)		982,767	2,423,763
Hedge accounting (ii)	(63,695)		271,303		207,608
Other temporary items	(341,015)	(89,489)		67,514	(362,990)
Tax loss carryforwards
Income tax loss carryforwards	2,513,846	731,485		(234,122)	3,011,209
Social contribution carryforwards	934,093	273,339		(84,263)	1,123,169

Total - deferred taxes assets	7,552,694	1,887,683	271,303	731,896	10,443,576

Business combinations – other intangibles	(3,464,404)	416,572			(3,047,832)
Provisions for pension funds (ii)	(176,397)	(68,500)	(54,677)		(299,574)

Total deferred tax liabilities	(3,640,801)	348,072	(54,677)		(3,347,406)

Valuation allowance	(217,655)	(4,755,151)	(216,626)	(1,050,281)	(6,239,713)

Total net deferred tax	3,694,238	(2,519,396)		(318,385)	856,457

(i)	As a result of the merger of TmarPart with and into Oi on September 1, 2015, the Company recognized the income tax and social contribution benefit arising on the utilization of goodwill paid on the acquisition of interests in the Company in 2008-2011, recognized by the companies merged with and into TmarPart and by TmarPart merged with and into the Company, which was based on the Company’s expected future earnings.
(ii)	Please see statements of comprehensive income for impacts attributed to other comprehensive income items as well as reclassification to earnings.

10.	OTHER TAXES

	ASSETS
	2015	2014
Recoverable State VAT (ICMS) (i)	1,285,800	1,512,543
Taxes on revenue (PIS and COFINS)	200,029	181,772
Other	97,056	101,851

Total	1,582,885	1,796,166

Current	922,986	1,054,255
Non-current	659,899	741,911

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

	LIABILITIES
	2015	2014
State VAT (ICMS)	759,922	709,126
ICMS Agreement No. 69/1998	33,998	80,287
Taxes on revenue (PIS and COFINS)	668,888	664,278
FUST/FUNTTEL/broadcasting fees	861,212	807,576
Other	153,968	281,059

Total	2,477,988	2,542,326

Current	1,553,651	1,667,599
Non-current	924,337	874,727

(i)	Recoverable ICMS arises mostly from prepaid taxes and credits claimed on purchases of property, plant and equipment, which can be offset against ICMS payable within 48 months, pursuant to Supplementary Law 102/2000.

11.	JUDICIAL DEPOSITS

In some situations the Company makes, by legal requirement or to provide guarantees, judicial deposits to ensure the continuity of ongoing lawsuits. These judicial deposits can be required for lawsuits with a likelihood of loss, as assessed by the Company based on the opinion of its legal counsel, as probable, possible, or remote.

	2015	2014
Civil	9,459,735	8,919,658
Tax	2,548,720	2,466,187
Labor	2,368,902	2,007,822

Total	14,377,357	13,393,667

Current	1,258,227	1,133,639
Non-current	13,119,130	12,260,028

As set forth by relevant legislation, judicial deposits are adjusted for inflation.

12.	INVESTMENTS

	2015	2014
Joint venture	63,837	74,803
Investments in associates	39,003	21,558
Tax incentives, net of allowances for losses	31,579	31,579
Other investments	20,471	20,471

Total	154,890	148,411

Summary of the movements in investment balances

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

Balance at January 1, 2014	173,640
Share of profits of subsidiaries	(5,881)
Subsidiaries’ dividends and interest on capital	(4,968)
Other	(14,380)
Balance in 2014	148,411
Share of profits of subsidiaries	(21,883)
Associates’ share of other comprehensive income	11,266
Other	17,096
Balance in 2015	154,890

13.	PROPERTY, PLANT AND EQUIPMENT

	Works in progress	Automatic switching equipment	Transmission and other equipment (i)	Infrastructure	Buildings	Other assets	Total
Cost of PP&E (gross amount)
Balance at Jan 1, 2014	4,569,682	19,476,331	45,332,907	26,991,988	3,598,183	5,201,130	105,170,221
Acquisition of investments - PT Portugal	452,844	6,004,681	4,537,199	16,357,177	2,957,154	9,693,740	40,002,795
Additions	3,029,820	63,899	997,941	308,985	92,788	271,954	4,765,387
Write-offs	(2,083)	(4,595)	(75,547)	(105,159)	(2,146)	(8,662)	(198,192)
Transfers	(4,944,777)	317,773	6,045,939	(1,711,939)	592,592	(368,441)	(68,853)
Foreign exchange differences	20,468	288,829	255,552	785,557	148,022	469,466	1,967,894
Transfers to assets held for sale	(468,545)	(6,338,824)	(4,900,950)	(17,171,247)	(2,995,379)	(10,373,620)	(42,248,565)
Balance in 2014	2,657,409	19,808,094	52,193,041	25,455,362	4,391,214	4,885,567	109,390,687
Additions	2,893,198	14,274	270,031	15,792	185,588	243,459	3,622,342
Write-offs		(4,737)	(68,650)	(521,106)	(80,208)	(15,659)	(690,360)
Transfers	(3,894,026)	70,070	1,992,540	1,502,411	(209,257)	538,262
Other			135	780		18,370	19,285
Balance in 2015	1,656,581	19,887,701	54,387,097	26,453,239	4,287,337	5,669,999	112,341,954
Accumulated depreciation
Balance at Jan 1, 2014		(17,075,110)	(34,307,252)	(21,505,346)	(2,568,768)	(3,988,687)	(79,445,163)
Acquisition of investments - PT Portugal		(5,685,512)	(3,169,003)	(11,029,655)	(1,238,292)	(7,840,705)	(28,963,167)
Depreciation expenses		(458,367)	(2,700,926)	(774,053)	(189,874)	(585,636)	(4,708,856)
Write-offs		3,521	61,653	51,428	(5,016)	7,921	119,507
Transfers		(3,027)	(2,132,253)	2,022,793	351,649	(145,499)	93,663
Foreign exchange differences		(275,108)	(168,315)	(534,544)	(63,973)	(393,646)	(1,435,586)
Transfers to assets held for sale		6,032,368	3,559,523	11,706,376	1,273,000	8,621,957	31,193,224
Balance in 2014		(17,461,235)	(38,856,573)	(20,063,001)	(2,441,274)	(4,324,295)	(83,146,378)
Depreciation expenses		(399,628)	(2,225,984)	(1,048,933)	(107,140)	(253,892)	(4,035,577)
Write-offs		3,496	66,245	519,546	63,234	14,433	666,954
Transfers		(29,376)	94,258	(5,608)	53,913	(113,187)
Other			(109)	(169)	0	(8,854)	(9,132)
Balance in 2015		(17,886,743)	(40,922,163)	(20,598,165)	(2,431,267)	(4,685,795)	(86,524,133)
Property, plant and equipment, net

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

Balance in 2014	2,657,409	2,346,859	13,336,468	5,392,361	1,949,940	561,272	26,244,309
Balance in 2015	1,656,581	2,000,958	13,464,934	5,855,074	1,856,070	984,204	25,817,821
Annual depreciation rate (average)		11%	10%	8%	8%	12%

(i)	Transmission and other equipment includes transmission and data communication equipment.

Additional disclosures

Pursuant to ANATEL’s concession agreements, all property, plant and equipment items capitalized by the Company that are indispensable for the provision of the services granted under said agreements are considered returnable assets and are part of the concession’s cost. These assets are surrendered to ANATEL upon the termination of not renewed concession agreements.

As at December 31, 2015, the residual balance of the Company’s returnable assets is R$8,055,876 (R$8,199,356 at December 31, 2014) and consist of assets and installations in progress, switching and transmission equipment, payphones, outside network equipment, power equipment, and systems and operation support equipment.

In the year ended December 31, 2015, financial charges and transaction costs incurred on works in progress were capitalized at the average rate of 10% per year (9% in 2014) and totaling R$15,463 (R$60,275 in 2014).

14.	INTANGIBLE ASSETS

	Goodwill	Intangibles in progress	Data processing systems	Regulatory licenses (i)	Customer portfolio	Other	Total
Cost of intangibles (gross amount)
Balance at Jan 1, 2014	409,012	184,387	6,657,925	18,994,358		1,588,916	27,834,598
Acquisition of investments - PT Portugal	10,574,704	52,819	575,983	1,656,050	3,215,523	3,091,687	19,166,766
Additions		487,895	248,470			282,688	1,019,053
Write-offs		(1,574)				(15,031)	(16,605)
Transfers		(519,904)	451,615			36,401	(31,888)
Foreign exchange differences	507,532	1,256	44,200	78,963	153,469	124,238	909,658
Transfers to assets held for sale	(11,082,236)	(48,161)	(667,884)	(1,736,767)	(3,368,992)	(3,291,736)	(20,195,776)
Balance in 2014	409,012	156,718	7,310,309	18,992,604		1,817,163	28,685,806
Additions		438,445	136,982			51,331	626,758
Transfers		(469,322)	459,078			10,244	0
Other	92,453		1,382				93,835
Balance in 2015	501,465	125,841	7,907,751	18,992,604		1,878,738	29,406,399
Accumulated amortization							0
Balance at Jan 1, 2014			(5,348,057)	(6,677,334)		(1,143,075)	(13,168,466)
Acquisition of investments - PT Portugal			(428,721)	(514,850)		(2,155,564)	(3,099,135)
Amortization expenses			(571,298)	(1,210,359)	(169,982)	(424,030)	(2,375,669)
Write-offs			11,673	0		26,373	38,046
Transfers			(28,171)	(26,246)	(7,970)	(89,734)	(152,121)
Foreign exchange differences			(260)			260

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

Transfers to assets held for sale			489,838	578,878	177,952	2,378,692	3,625,360
Balance in 2014			(5,874,996)	(7,849,911)		(1,407,078)	(15,131,985)
Amortization expenses			(662,068)	(1,137,568)		(191,901)	(1,991,537)
Other			(1,276)				(1,276)
Balance in 2015			(6,538,340)	(8,987,479)		(1,598,979)	(17,124,798)
Intangible assets, net
Balance in 2014	409,012	156,718	1,435,313	11,142,693		410,085	13,553,821

Subtotal 2015	501,465	125,841	1,369,411	10,005,125		279,759	12,281,601

Impairment Losses	(501,465)						(501,465)
Balance in 2015		125,841	1,369,411	10,005,125		279,759	11,780,136
Annual amortization rate (average)			20%	9%		16%

(i)	Includes mainly the fair value of intangible assets related to purchase of control of BrT (now Oi, S.A.).

15.	TRADE PAYABLES

	2015	2014
Infrastructure, network and plant maintenance materials	1,282,493	1,708,777
Services	3,059,394	1,985,629
Rental of polls and rights-of-way	372,103	445,642
Other	321,803	219,737

Total	5,035,793	4,359,785

16.	LOANS AND FINANCING

Borrowings and financing by type

	2015	2014	Maturity (principal and interest)	TIR %
Senior notes	38,670,111	12,737,364
Local currency	1,090,716	1,136,801	Dec 2015 to Sep 2016	11.62
Foreign currency (i)	37,579,395	11,600,563	Dec 2015 to Feb 2022	15.24
Financial institutions	17,540,795	15,778,442
CCB – Bank Credit Note	2,416,314	4,503,810	Dec 2015 to Jan 2028	12.08
Certificates of Real Estate Receivables (CRI)	1,397,504	1,496,674	Dec 2015 to Aug 2022	14.10
Development Banks and Export Credit Agencies	10,986,710	9,777,958	Dec 2015 to Dec 2033	12.28
Revolver credit facility	2,740,267		Dec 2015 to Oct 2016	21.65
Public debentures	4,144,760	7,807,389	Dec 2015 to Jul 2021	11.82

Subtotal	60,355,666	36,323,195

Incurred debt issuance cost	(498,249)	(473,800)

Total	59,857,417	35,849,395

Current	11,809,598	4,463,728
Non-current	48,047,819	31,385,667

(i)	On June 2, 2015, PT Portugal was sold to Altice S.A. As part of the PT Portugal sale process, the debt of PTIF previously classified as liabilities associated to held-for-sale assets remained with Oi, together with cash in similar amount, and was reclassified to the Company’s debt. The original debt consists basically of EMTN notes issued, maturing in 2016-2025.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

Breakdown of the debt by currency

	2015	2014
Euro	24,221,508	2,412,691
US dollar	22,713,644	12,368,551
Brazilian reais	12,922,265	21,068,153

Total	59,857,417	35,849,395

Breakdown of the debt by index

	2015	2014
Fixed rate	39,892,444	14,146,444
LIBOR	8,812,005	2,762,046
CDI	6,347,119	9,811,490
TJLP	3,148,581	5,149,392
IPCA	1,475,381	3,798,431
INPC	181,887	181,592

Total	59,857,417	35,849,395

Maturity schedule of the debt and debt issuance costs allocation schedule

Debt
2016	11,927,129
2017	8,495,856
2018	6,532,989
2019	7,072,157
2020	14,563,635
2021 and following years	11,763,900

Total	60,355,666

Description of main borrowings and financing

Senior Notes - foreign and local currency

In June 2015, Oi Holanda issued senior notes in the amount of €600 million, bearing interest at 5.625% per annum and maturing in 2021, the proceeds of which are to be used to refinance Oi’s and its subsidiaries’ debt. Using this issue’s proceeds, the Company bought back a total of €148 million in previously issued notes maturing in February 2016, bearing interest at 5.625% and maturing in March 2016, bearing interest at 5.242%. Additionally, the Company notes maturing in February 2016, bearing interest at 5.625%, the notes maturing in March 2017, bearing interest at 5.242%, and the notes maturing in December 2017, bearing interest of 5.125% were exchanged for newly issued notes totaling €173 million.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

In July 2015, Portugal Telecom International Finance (PTIF) rebought for immediate cancelation 169,793 Notes from holders that opted to exercise the right to sell the retail bond’s senior notes issued in July 2012 originally amounting to €400 million.

As at December 31, 2015 the Company held own debentures acquired in the market for approximately US$33 million, which it retains in its portfolio for cancellation or to be held to maturity.

Financial institutions

Development Banks and Export Credit Agencies

The Company and its subsidiaries obtained financing facilities with BNDES and other development banks from the North and Northeast regions to finance and the upgrading of their nationwide fixed and mobile networks and to meet their regulatory obligations and obligations to the Export Credit Agencies of financing part of the investments in equipment and services that incorporate international technology. The main export credit agencies with that are the Company’s and its subsidiaries’ counterparties are: SEK – Swedish Export Corporation; CDB – China Development Bank; ONDD – Office National Du Ducroire; and FEC – Finnish Export Credit.

In February 2015, US$42.8 million (R$123.2 million) were disbursed under a US$ 257 million financing agreement entered into by the Company with ONDD (“Office National Du Ducroire/Nationale Delcrederedienst”) in March 2013, to finance part of our investments.

In March 2015, US$141.3 million (R$461.1 million) were disbursed under a US$397.4 million financing agreement entered into by Oi with Finnvera (“Finnish Export Credit Ltd”) in October 2014, to finance part of our investments.

In December 2015, TMAR obtained new credit facilities with CDB - China Development Bank totaling US$1,200 million aimed at supporting the refinancing of its debt and the debt of its parent company Oi and financing the purchase of equipment and services from Huawei Technologies. The US$632.5 (R$2,515 million) was disbursed.

The export credit facility guaranteed by EKN contained a requirement to prepay all outstanding amounts in the event that our credit rating was downgraded below Ba2 by Moody’s or BB by Fitch. As a result of the actions by these rating agencies, the Company was required to prepay the outstanding principal amount under this export credit agreement of R$202 million in April 2016.

Revolver credit facility

Disbursements from the revolver credit facility entered into by Oi with Citigroup Global Markets Inc., HSBC Securities (USA) Inc. Merril Lynch, Pierce, Fenner & Smith Incorporated, and RBS Securities Inc. included US$1,000 million in October 2011, and US$300 million (R$955.7 million) and US$400 million (R$1,167.7 million), in May 2015 and April, respectively. These amounts are intended to provide working capital to Oi and its subsidiaries or for other purposes in general.

In September 2015, the Company prepaid the total disbursed amounting to R$1,300 million of the revolver credit facility raised with a syndicate of commercial banks, consisting of Banco do Brasil, Bradesco, HSBC, and Santander. This facility totals R$1,500 million.

Public debentures

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

In 2015, the Company rebought and immediately cancelled the following publicly distributed nonconvertible, unsecured debentures: (1) 38,965 debentures of the 9th Issue 1st Series; (2) 155,713 debentures of the 9th Issue 2nd Series; (3) 24,002 5th Issue debentures of the 5th Issue 2nd Series, and (4) 100 debentures of the 7th Issue.

Guarantees

BNDES financing facilities are collateralized by receivables of the Company and its subsidiaries TMAR and Oi Móvel. The Company provides guarantees to its subsidiaries TMAR and Oi Móvel for such financing facilities, totaling R$2,684 million.

Beginning May 5, 2014, the outstanding EMTN notes of subsidiary PTIF have been guaranteed by Oi amounting to R$19,228.

Covenants

The financing agreements of the Company and subsidiaries TMAR and Oi Móvel with the BNDES and other financial institutions, and the debentures issued contain covenants that require the Oi and/or TMAR, as applicable, to maintain certain financial ratios. Compliance with these covenants is determined either on a quarterly or an annual basis, depending on the financing agreement.

In 2015, Oi renegotiated the terms of all of its debt covenants to a ratio of 6.00:1.00 total net debt-to-EBITDA. For some contracts this ratio should be revised back to its original terms during 2016 while for others this ratio will be in place until the end of 2016. Oi intends to renegotiate the terms of the contracts that will expire during the year 2016. As no covenant violation occurred up to the date that these financial statements were issued the debts are classified as current or non-current based on their original maturity.

In addition, most of the renegotiated terms in effect for 2016 require Oi to use the net proceeds from the sale of PT Portugal to reduce its debt or make acquisitions as part of the consolidation of the Brazilian telecommunications industry.

Under the Trust Deed governing each of the Bonds issued by PTIF (other than the PTIF 6.25% Notes due 2016), or the PTIF Bonds, we were required to file audited financial statements of PTIF as of and for the year ended December 31, 2014 with the Dutch Chamber of Commerce no later than January 31, 2016. On April 29, 2016, Citicorp Trustee Company Limited, the trustee under this Trust Deed, or the PTIF Trustee, delivered a written notice to PTIF and Oi noting that the failure of PTIF to provide the 2014 audited financial statements constituted a potential event of default under the PTIF Bonds and requesting the delivery of those financial statements. PTIF is continuing to work with its auditor to complete the preparation of its 2014 audited financial statements as soon as possible.

The PTIF Trustee has notified PTIF that if PTIF fails to deliver the financial statements on or prior to May 29, 2016 and the PTIF Trustee determines that this failure is materially prejudicial to the interests of the holders of the PTIF Bonds, the PTIF Trustee could declare that the PTIF Bonds are immediately due and repayable. Under the terms of the PTIF Bonds, the PTIF Trustee is not obliged to exercise its discretion to declare any PTIF Bonds immediately due and repayable or to take any other action to enforce the rights of the holders of the PTIF Bonds unless it shall have been indemnified to its satisfaction and specifically directed or requested to do so by a requisite percentage of the holders of the PTIF Bonds in accordance with the terms and conditions of the PTIF Bonds.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

As of December 31, 2015 the total indebtedness was classified between short-term and long-term liabilities under the consolidated balance sheet based on the maturity of the debt instrument or contract.

The terms of the instruments governing a substantial portion of our indebtedness contain cross-acceleration clauses and if any series of the PTIF Bonds were accelerated, this acceleration would enable the creditors under other indebtedness to accelerate that indebtedness. Were a substantial amount of our outstanding indebtedness to be accelerated, we may not have sufficient funds to repay such debt when due.

Upon the closing of the financial statements for the year ended December 31, 2015 there was no covenants violation that would allow the acceleration of the maturity of other debts.

Committed and unused credit facilities

In December 2014 the Company signed a financing agreement with Banco do Nordeste do Brasil (BNB) in the amount of R$370.6 million to finance part of the investments in the Northeast of Brazil. There was no disbursement from this facility to date.

17.	DERIVATIVE FINANCIAL INSTRUMENTS

	2015	2014
Assets
Currency swaps	6,805,084	2,871,904
Interest rate swaps	445,740	196,017
Non-deliverable forwards (NDFs)	102,329	153,560
Options	33,550

Total	7,386,703	3,221,481

Current	606,387	340,558
Non-current	6,780,316	2,880,923

Liabilities
Currency swaps	1,197,157	413,573
Interest rate swaps	594,433	241,138
Non-deliverable forwards (NDFs)	686,488	12,211
Options	32,265

Total	2,510,343	666,922

Current	1,988,948	523,951
Non-current	521,395	142,971

18.	LICENSES AND CONCESSIONS PAYABLE

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

	2015	2014
SMP	905,601	1,238,209
STFC concessions	12,936	123,731

Total	918,537	1,361,940

Current	911,930	675,965
Non-current	6,607	685,975

Licenses and concessions payable corresponds to the amounts payable to ANATEL for the radiofrequency concessions and the licenses to provide the SMP services, and STFC service concessions, obtained at public auctions.

The payment schedule is as follows:

2016	911,930
2017	3,147
2018	3,147
2019	313

Total	918,537

19.	TAX FINANCING PROGRAM

The outstanding balance of the Tax Debt Refinancing Program is broken down as follows:

	2015	2014
Law 11941/09 and Law 12865/2013 tax financing program	791,696	983,904
REFIS II - PAES	3,392	6,326

Total	795,088	990,230

Current	78,432	94,041
Non-current	716,656	896,189

The amounts of the tax refinancing program created under Law 11941/2009, divided into principal, fine and interest, which include the debt declared at the time the deadline to join the program was reopened as provided for by Law 12865/2013 and Law 12996/2014, are broken down as follows:

	2015				2014
	Principal	Fines	Interest	Total	Total
Tax on revenue (COFINS)	176,567	6,762	203,899	387,228	563,846
Income tax	42,576	4,201	54,120	100,897	119,447
Tax on revenue (PIS)	64,756	1,266	38,116	104,138	102,598
Social security (INSS – SAT)	527	2,675	6,679	9,881	13,852
Social contribution	10,414	1,362	13,875	25,651	30,985
Tax on banking transactions (CPMF)	19,196	2,156	26,959	48,311	39,717
Other	44,916	5,238	68,828	118,982	119,785

Total	358,952	23,660	412,476	795,088	990,230

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

The payment schedule is as follows:

2016	78,432
2017	90,010
2018	90,010
2019	90,010
2020	90,010
2021 to 2023	270,030
2024 to 2025	86,586

Total	795,088

The tax refinancing plans under Law 11941/2009 and Law 12865/2013 are divided into 180 monthly installments. Companies are required to ensure the timely payment of all the installments and will be excluded from the program if they have three installments outstanding, whether consecutive or otherwise, or fail to pay one installment, if all the others have been paid.

The Company’s and its subsidiaries’ debts included in said tax refinancing programs are divided into several types of debts, determined by the nature (social security or otherwise) and agency responsible for the management of the related debt (either the Brazilian Federal Revenue Service, or RFB, or the National Treasury Attorney General’s Office, or PGFN).

To date, the Company is aware of the consolidation of some of these types of tax refinancing programs, while other are still being consolidated by the RFB or the PGFN and are, therefore, subject to confirmation of the amounts payable in installments and outstanding balances.

Regarding the installment plans already verified by the tax authorities, the Company was notified of the acceptance of revision request filed by one of the Company’s subsidiaries to exclude debts previously settled, resulting in a significant reduction of the outstanding balances related to one of the types of tax refinancing programs. Thus, the Company made some accounting adjustments to adjust the corresponding balances of the line items where such obligations were recognized to the amount verified by the RFB at the end of the consolidation revision procedure, resulting in the reversal of liabilities previously amounting to R$168,541.

The Company and some of its subsidiaries’ joined the new tax installment program governed by Article 2 of Law 12996/2014, under which they can include federal tax debts past due through December 31, 2013. In its application to the new program, the Company elected to pay its debt in 30 monthly installments.

In November 2014 the balances of the tax installment plans entered into by the Company and its subsidiaries under Article 2 of Law 12996/2014 were fully settled as provided for by Article 33 of Law 13043/2014, i.e., the companies offset their own tax loss carryforwards against 70% of their tax debts R$256,118 in Company and R$302,014 on a consolidated basis, and settled the remaining 30% of R$109,765 in Company and R$129,435 on a consolidated basis in cash. The Company and its subsidiaries complied with all the requirements set out in said Law and the administrative order that regulated its enforcement and the related deadlines, including the payment of amounts that had to be paid in cash, while the utilization of tax loss carryforwards is still subject to analysis and confirmation by the Federal Revenue Service.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

20.	CONTINGENCIES

Broken down as follows:

	Type	2015	2014
	Labor
(i)	Overtime	329,510	471,506
(ii)	Sundry premiums	110,664	131,963
(iii)	Indemnities	99,607	152,113
(iv)	Stability/reintegration	97,783	126,070
(v)	Additional post-retirement benefits	70,942	83,417
(vi)	Salary differences and related effects	38,013	52,852
(vii)	Lawyer/expert fees	25,291	29,382
(viii)	Severance pay	15,016	20,235
(ix)	Labor fines	10,275	15,562
(x)	Employment relationship	6,967	5,717
(xi)	Severance Pay Fund (FGTS)	6,694	9,359
(xii)	Joint liability	610	1,581
(xiii)	Other claims	38,105	55,267

	Total	849,477	1,155,024

	Tax
(i)	State VAT (ICMS)	308,144	363,025
(ii)	Tax on services (ISS)	71,201	71,666
(iii)	INSS (joint liability, fees, and severance pay)	29,394	31,735
(iv)	Tax on net income (ILL)	6,882	20,691
(v)	Other claims	76,736	45,504

	Total	492,357	532,621

	Civil
(i)	Corporate	1,111,742	1,549,525
(ii)	ANATEL	1,148,621	1,104,163
(iii)	Small claims courts	361,474	282,209
(iv)	Other claims	471,295	508,226

	Total	3,093,132	3,444,123

	Total provisions	4,434,966	5,131,768

	Current	1,020,994	1,058,521
	Non-current	3,413,972	4,073,247

In compliance with the relevant Law, the provisions are adjusted for inflation on a monthly basis.

Breakdown of contingent liabilities, by nature

The breakdown of contingent liabilities with a possible unfavorable outcome and, therefore, not recognized in accounting, is as follows:

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

	2015	2014
Labor	779,776	1,082,677
Tax	24,047,529	21,059,009
Civil	1,238,279	1,146,745

Total	26,065,584	23,288,431

Summary of movements in provision balances

	Labor	Tax	Civil	Total
Balance at Jan 1, 2014	1,142,274	640,372	3,833,671	5,616,317
Acquisition of investments - PT Portugal	7,471	86,198	48,040	141,709
Inflation adjustment	147,825	(29,680)	115,131	233,276
Additions/(reversals)	116,230	13,895	340,472	470,597

Write-offs for payment/terminations	(250,830)	(82,593)	(848,190)	(1,181,613)
Foreign exchange differences	5	69	36	110
Liabilities on held-for-sale assets	(7,951)	(95,640)	(45,037)	(148,628)
Balance in 2014	1,155,024	532,621	3,444,123	5,131,768
Merger of TmarPart and subsidiaries	6,987	6,130	785	13,902
Inflation adjustment	(15,016)	33,053	158,260	176,297
Additions/(reversals)	(113,636)	44,325	635,928	566,617
Write-offs for payment/terminations	(183,882)	(123,772)	(1,145,964)	(1,453,618)
Balance in 2015	849,477	492,357	3,093,132	4,434,966

Pursuant to our legal counsel’s assessments and based on more complete historic information, we revised the likelihood of unfavorable outcome of a set of labor lawsuits to which the Company is jointly and severally liable to remote, resulting in a decrease in the previously recognized amount.

We revised the methodology used to calculate the provisions for losses in civil lawsuits—corporate lawsuits involving the financial participation agreements, including statistical techniques, as a result of the higher experience accumulated in the matter. The change in estimates generated a R$325,709 reversal in the provisions for civil contingencies—corporate, recognized in other operating income (expenses), net.

Summary of the main matters related to the recognized provisions and contingent liabilities

Contingencies

Labor

(i)	Overtime - refers to the claim for payment of salary and premiums for alleged overtime hours;

(ii)	Sundry premiums - refer to claims of hazardous duty premium, based on Law 7369/85, regulated by Decree 93412/86, due to the alleged risk from employees’ contact with the electric power grid, health hazard premium, pager pay, and transfer premium;

(iii)	Indemnities - refers to amounts allegedly due for occupational accidents, leased vehicles, occupational diseases, pain and suffering, and tenure;

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

(iv)	Stability/reintegration - claim due to alleged noncompliance with an employee’s special condition which prohibited termination of the employment contract without cause;

(v)	Supplementary retirement benefits - differences allegedly due on the benefit salary referring to payroll amounts;

(vi)	Salary differences and related effects - refer mainly to claims for salary increases due to alleged noncompliance with trade union agreements. As for the effects, these refer to the impact of the salary increase allegedly due on the other amounts calculated based on the employee’s salary;

(vii)	Lawyers/expert fees - installments payable to the plaintiffs’ lawyers and court appointed experts, when necessary for the case investigation, to obtain expert evidence;

(viii)	Severance pay - claims of amounts which were allegedly unpaid or underpaid upon severance;

(ix)	Labor fines - amounts arising from delays or nonpayment of certain amounts provided for by the employment contract, within the deadlines set out in prevailing legislation and collective bargaining agreements;

(x)	Employment relationship - lawsuits filed by outsourced companies’ former employees claiming the recognition of an employment relationship with the Company or its subsidiaries by alleging an illegal outsourcing and/or the existence of elements that evidence such relationship, such as direct subordination;

(xi)	Supplement to FGTS fine - arising from understated inflation, refers to claims to increase the FGTS severance fine as a result of the adjustment of accounts of this fund due to inflation effects.

The Company filed a lawsuit against Caixa Econômica Federal to assure the reimbursement of all amounts paid for this purpose;

(xii)	Joint liability - refers to the claim to assign liability to the Company, filed by outsourced personnel, due to alleged noncompliance with the latter’s labor rights by their direct employers;

(xiii)	Other claims - refer to different litigation including rehiring, profit sharing, qualification of certain allowances as compensation, etc.

Tax

(i)

ICMS - Refers to the provision considered sufficient by management to cover the various tax assessments related to: (a) levy of ICMS and not ISS on certain revenue; (b) claim and offset of credits on the purchase of goods and other inputs, including those necessary for

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

network maintenance; and (c) tax assessments related to alleged noncompliance with accessory obligations.

(ii)	ISS - the Company and TMAR have provisions for tax assessment notices challenged because of the levy of ISS on several value added, technical, and administrative services, and equipment leases.

(iii)	INSS - Provision related basically to probable losses on lawsuits discussing joint liability and indemnities.

(iv)	ILL - TMAR offset the ILL paid up to calendar 1992 based on Federal Supreme Court (“STF”) decisions that declare the unconstitutionality of this tax. However, even though there is case law on the matter, a provision is maintained, as there is no final decision of the criteria for the adjustments of these credits.

(v)	Other claims - Refer basically to provisions to cover Real Estate Tax (IPTU) assessments and several tax assessments related to income tax and social contribution collection.

Civil

(i)	Corporate – Financial Participation Agreements - these agreements were governed by Administrative Rules 415/1972, 1181/1974, 1361/1976, 881/1990, 86/1991, and 1028/1996. Subscribers held a financial interest in the concessionaire after paying in a certain amount, initially recorded as capitalizable funds and subsequently recorded in the concessionaire’s equity, after a capital increase was approved by the shareholders’ meeting, thus generating the issuance of shares. The lawsuits filed against the former CRT - Companhia Riograndense de Telecomunicações, a company acquired by the Company, challenge the way shares were granted to subscribers based on said financial participation agreements.

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

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

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

Based on current information, management believes that its estimate would not be materially impacted as at December 31, 2015, had these criteria already been adopted. There may be, however, significant changes in the items above, mainly regarding the market price of Company shares.

(ii)	ANATEL - refers basically to alleged noncompliance with General Universal Service Targets Plan (“PGMU”), General Quality Targets Plan (“PGMQ”), and the Quality Indicators Regulation (“RIQ”) obligations;

In December 2013, ANATEL approved Resolution 629/2013, which approves the Regulation for the execution and monitoring of the Policy Adjustment Agreements (TAC). The TAC that allow telecommunications operators to request, in the context of proceedings for which no final and unappealable decision has been issued at the administrative level by ANATEL, that such fines be settled through investments in infrastructure, with additional incentives for projects in underdeveloped areas or through direct benefits to consumers, as well as the revision of the policies that resulted in said fines. In April 2015, Oi filed a proposal containing (a) corrective actions for approximately 500 policies that covers almost all the main reasons for the regulatory penalties imposed by ANATEL and (b) an “additional commitment” to offset Oi’s contingencies falling within the scope of the TAC.

Since then, ANATEL is assessing and discussing the content of this proposal with Oi, in compliance with the formalities provided for under the TAC, to meet the premises that drove the approval of this Regulation. Currently, the TAC negotiation process is at its final stage and we expect to sign the agreements on Universal Service and Quality targets in the coming months. Up to December 31, 2015, the proceedings being judged by ANATEL and discussed in the context of the TAC totaled approximately R$5 billion, consisting of fines at several procedural stages—approximately R$3 billion in fines imposed and R$2 billion in estimated fines.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

If Oi fails to comply with its commitments set forth in the TAC or discharge the obligations established by ANATEL regulations, it will be subject to penalties, such as: warnings, fines, and, in a worst case scenario, ANATEL’s intervention, temporary suspensions of services, or cancellation of its concessions and licenses. If the TAC does not provide for a specific policy, the related administrative proceeding returns to the ordinary review proceeding, where Oi will discuss with ANATEL its nature and amounts involved, as well as the implementation of corrective measures, if necessary.

In 2015, ANATEL revised the penalization methodologies concerning the main types of infractions, notably User Rights and Guarantees, Quality (targets and indicators), and Station Licensing, and initiated a Public Hearing process for the revision of the Universal Service and Barriers to Inspections methodologies. Oi and the other industry players contributed to the Public Consultations conducted by ANATEL on these matters by emphasizing the need for improvement that can contribute to penalty fairness that ensures the educational nature of penalties and the economic feasibility of the operators, thus reducing disputes in courts and favoring the expansion of industry investments. As at December 31, 2015, the Company had fines outside the jurisdiction of ANATEL that were determined under the former penalty calculation methodology and are being discussed in courts. The Company disagrees and is challenging some of the alleged noncompliance events, and is also challenging the unfairness of the amount of some imposed fines in light of the pinpointed noncompliance event.

(iii)	Small claims courts - claims filed by customers for which the individual indemnification compensation amounts do not exceed the equivalent of forty minimum wages; and

(iv)	Other claims - refer to several ongoing lawsuits relating to contract terminations, certain agencies requesting the reopening of customer service centers, compensation claimed by former suppliers and building contractors, in lawsuits filed by equipment vendors against Company subsidiaries, revision of contractual terms and conditions due to changes introduced by a plan to stabilize the economy, and litigation mainly involving discussions on the breach of contracts, to which management and its legal counsel attribute a probable likelihood of an unfavorable outcome, etc.

Possible contingencies

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

The main contingencies classified with possible likelihood of an unfavorable outcome, according to the Company´s management’s opinion, based on its legal counsel’s assessment, are summarized below:

Labor

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

Refer to several lawsuits claiming, but not limited to, the payment of salary differences, overtime, hazardous duty and health hazard premium, and joint liability, which total approximately R$779,776 (R$1,082,677 in 2014).

Tax

The main ongoing lawsuits have the following matters:

(i)	ICMS - several ICMS assessment notifications, including two main matters: ICMS levied on certain revenue from services already subject to ISS or which are not part of the ICMS tax base, and utilization of ICMS credits claimed on the purchase of goods and other inputs, in the approximate amount of R$10,144,485 (R$7,554,421 in 2014);

(ii)	ISS - alleged levy of this tax on subsidiary telecommunications services and discussion regarding the classification of the services taxed by the cities listed in Supplementary Law 116/2003, amounting approximately to R$2,908,031 (R$2,588,849 in 2014);

(iii)	INSS - tax assessments to add amounts to the contribution salary allegedly due by the Company, amounting approximately to R$1,029,470 (995,994 in 2014); and

(iv)	Federal taxes - several tax assessment notifications regarding basically the disallowances made on the calculation of taxes, errors in the completion of tax returns, transfer of PIS and COFINS and FUST related to changes in the interpretation of these taxes tax bases by ANATEL. These lawsuits amount approximately to R$9,965,543 (R$9,919,745 in 2014).

Civil

The main ongoing lawsuits do not have any court decision which has been issued, and are primarily related, but not limited to, challenging of network expansion plans, compensation for pain and suffering and material damages, collection lawsuits, and bidding processes. These lawsuits total approximately R$1,238,279 (R$1,146,745 in 2014).

Guarantees

The Company has bank guarantee letters and guarantee insurance granted by several financial institutions and insurers to guarantee commitments arising from lawsuits, contractual obligations, and biddings with ANATEL. The total adjusted amount of contracted guarantees and guarantee insurance, effective at December 31, 2015, corresponds to R$5,394,597 (R$5,816,071 in 2014), Company, and R$15,577,522 (R$16,488,245 in 2014), on a consolidated basis. The commission charges on these contracts are based on market rates.

21.	OTHER PAYABLES

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

	2015	2014
Unearned revenues (i)	2,039,183	2,475,391
Advances from customers	767,905	635,681
Provisions for indemnities payable (Note 26)	668,534
Payable for the acquisition of equity interest	382,230	408,978
Consignation to third parties	43,160	43,062
Provision for asset decommissioning	15,437	14,835
Other	356,088	46,328

Total	4,272,537	3,624,275

Current	1,219,624	1,021,719
Non-current	3,052,913	2,602,556

(i)	Primarily refers (1) amounts received in advance for the assignment of the right to the commercial operation and use of infrastructure assets that are recognized in revenues over the effective period of the underlying agreements and (2) prepaid mobile telephony services that are recognized in revenue when the customers use the services.

22.	EQUITY

(a)	Share capital

Subscribed and paid-in capital is R$21,438,374 (R$21,438,220 at December 31, 2014), represented by the following no-par value shares:

	Number of shares (in thousands)
	2015	2014
Total capital in shares
Common shares	668,034	286,155
Preferred shares	157,727	572,317

Total	825,761	858,472

Treasury shares
Common shares	148,282	8,425
Preferred shares	1,812	7,281

Total	150,094	15,706

Outstanding shares
Common shares	519,752	277,730
Preferred shares	155,915	565,036

Total outstanding shares	675,667	842,766

Preferred shares are nonvoting, but are assured priority in the payment of the noncumulative minimum dividends equal to the higher of 6% per year of the amount obtained by dividing capital stock by the total number of shares of the Company or 3% per year of the amount obtained by dividing book equity by the total number of shares of the Company.

The Company is authorized to increase its capital under a Board of Directors’ resolution, in common and preferred shares, up to the share capital top limit of R$34,038,701,741.49, within the legal top limit of 2/3 for the issuance of new nonvoting preferred shares.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

By resolution of the Shareholders’ Meeting or Board of Directors’ Meeting, the Company’s capital can be increased by capitalizing retained earnings or reserves previously set up for this purpose by the Shareholders’ Meeting. Under these conditions, the capitalization can be made without any change in the number of shares.

Capital is represented by common and preferred shares with no par value. The Company is not required to maintain the current proportion of common to preferred share on capital increases.

On February 25, 2015 the Board of Directors approved a capital increase of R$154 without the issue of new shares, through the capitalization of the investment reserve.

In October 2015, the voluntary conversion of Company preferred shares into common shares was completed (Note 1).

(b)	Treasury shares

Treasury shares as at December 31, 2015 originate from the corporate events that took place in the first quarter of 2015, the second quarter of 2014, and the first half of 2012, described below:

(i)	On February 27, 2012, the Extraordinary Shareholders’ Meeting of Oi S.A. approved the Merger Protocol and Justification of Coari with and into the Company and, as a result, the cancelation of the all the treasury shares held by the Company on that date;

(ii)	On February 27, 2012, the Extraordinary Shareholders’ Meeting of Oi S.A. approved the Merger Protocol and Justification of TNL with and into the Company, and the Company’s shares then held by TNL, as a result of the merger of Coari with and into the Company, were canceled, except for 24,647,867 common shares that remained in treasury;

(iii)	Starting April 9, 2012, Oi paid the reimbursement of shares to withdrawing shareholders.

(iv)	As a result of the Company’s capital increase approved by the Board of Directors on April 30 and May 5, 2014, and due to subscription made by Pharol in PT Portugal assets, R$263,028 was reclassified to treasury shares.

(v)	Under the exchange agreement entered into with Pharol on September 8, 2014 (Note 27), approved at Pharol’s extraordinary shareholders’ meeting, by the Brazilian Securities and Exchange Commission - CVM, and at Oi’s extraordinary shareholders’ meeting, on March 30, 2015 the Company conducted a share exchange under which Pharol delivered to PTIF Oi shares divided into 474,348,720 OIBR3 shares and 948,697,440 OIBR4 shares (47,434,872 and 94,869,744 after the reverse stock split, respectively); in exchange, the Company delivered Rio Forte securities to PT SGPS, in the total principal amount of R$3,163 million (€897 million).

The treasury shares position corresponding to items (i), (ii) and (iii) referred to above, not taking into consideration item (iv) because this refers to a reclassification derived from cross-shareholdings, is as follows:

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

	Common shares (*)	Amount	Preferred shares (*)	Amount
Balance in 2013	84,251	880,378	72,808	1,224,146
Reverse share split	(75,826)		(65,527)
Balance in 2014	8,425	880,378	7,281	1,224,146
Share exchange	47,435	1,054,513	94,870	2,109,026
Share conversion	92,422	3,274,047	(100,339)	(3,274,047)
Balance in 2015	148,282	5,208,938	1,812	59,125

(*)	Number of shares in thousands

Historical cost in purchase of treasury shares (R$ per share)	2015	2014
Weighted average	13.40	13.40
Minimum	3.79	3.79
Maximum	15.25	15.25

(c)	Capital reserves

Capital reserves consist mainly of the Special Reserve on Merger that is represented by the corporate reorganizations primarily due to the corporate reorganization approved on February 27, 2012. In 2015, the increase in this reserve refers the net assets recorded related to merger of TmarPart approved on September 1, 2015 amounting to R$1,105,180 (Note 1).

(d)	Dividends and interest on capital

Dividends are calculated pursuant to the Company’s Bylaws and the Brazilian Corporate Law and dividends preferred or priority dividends are calculated pursuant to the Company’s Bylaws.

Preferred shares are nonvoting, but are assured priority in the payment of the noncumulative minimum dividends equal to the higher of 6% per year of the amount obtained by dividing capital stock by the total number of shares of the Company or 3% per year of the amount obtained by dividing book equity by the total number of shares of the Company.

By decision of the Board of Directors, the Company can pay or credit, as dividends, interest on capital pursuant to Article 9, paragraph 7, of Law 9249/1995. The interest paid or credited will be offset against the annual mandatory minimum dividend amount, pursuant to Article 43 of the Bylaws.

At the Company’s Annual Shareholders’ Meeting held on April 29, 2015 the allocation of loss for 2014, amounting to R$4,407,711, was approved as follows: (i) offset against the legal reserve amounting to R$383,527 and R$4,024,184 to accumulated losses.

The Company reported loss for the year ended December 31, 2015 amounting to R$4,934,908. On March 23, 2016 the Board of Directors approved the Company profit allocation proposal, subject to approval by the Annual Shareholders’ Meeting, to line item accumulated losses.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

The mandatory minimum dividends, which are calculated pursuant to Article 202 of Law 6404/1976 (Brazilian Corporate Law), were not calculated because the Company reported losses in 2015 and 2014.

(e)	Share issue costs

This line item includes the share issue costs net of taxes amounting to R$377,429, of which R$194,464 is taxes. These costs are related to the following corporate transactions: (1) capital increase, in accordance with the plan for the business combination between the Company and Pharol and (2) the corporate reorganization of February 27, 2012, and (3) merger of TmarPart with and into Oi. These costs directly attributable to the mentioned events are basically represented by expenses on the preparation of prospectus and reports, third-party professional services, fees and commissions, transfer costs, and registration costs.

(f)	Other comprehensive income

We recognize in this line item other comprehensive income, which includes hedge accounting gains and losses, actuarial gains and losses, foreign exchange differences arising on translating the net investment in foreign subsidiaries, and the tax effects related to these components, which are not recognized in the statement of profit or loss.

23.	LIABILITIES FOR PENSION BENEFITS

(a)	Pension funds

The Company and its subsidiaries sponsor retirement benefit plans for their employees, provided that they elect to be part of such plan. The table below shows the existing pension plans at December 31, 2015.

Benefit plans	Sponsors	Manager

TCSPREV	Oi, Oi Móvel, BrT Multimídia and Oi Internet	FATL
BrTPREV	Oi, Oi Móvel, BrT Multimídia and Oi Internet	FATL
TelemarPrev	Oi, TMAR, Oi Móvel and Oi Internet	FATL
PBS-Telemar	TMAR	FATL
PAMEC	Oi	Oi
PBS-A	TMAR and Oi	Sistel
PBS-TNCP	Oi Móvel	Sistel
CELPREV	Oi Móvel	Sistel
PAMA	Oi and TMAR	Sistel

Sistel – Fundação Sistel de Seguridade Social

FATL – Fundação Atlântico de Seguridade Social

For purposes of the pension plans described in this note, the Company can also be referred to as the “Sponsor”.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

The sponsored plans are valued by independent actuaries at the end of the annual reporting period. The Bylaws provide for the approval of the pension plan policy, and the joint liability attributed to the defined benefit plans is governed by the agreements entered into with the pension fund entities, with the agreement of the National Pension Plan Authority (PREVIC), as regards the specific plans. PREVIC is the official agency that approves and oversees said plans.

The sponsored defined benefit plans are closed to new entrants because they are close-end pension funds. Participants’ and the sponsors’ contributions are defined in the funding plan.

Underfunded status

The unfunded status are as follows:

	2015	2014
BrTPREV plan	399,754	473,554
PAMEC plan	2,585	2,981
Financial obligations - BrTPREV plan (i)	141,681

Total	544,020	476,535

Current	144,589	129,662
Non-current	399,431	346,873

(i)	Represented by the agreement of financial obligations, entered into by the Company and Fundação Atlântico intended for the payment of the mathematical provision without coverage by the plan’s assets. This obligation represents the additional commitment between the provision recognized pursuant to the actuarial assumptions and the financial obligations agreement calculated based on the laws applicable to close-end pension funds, regulated by PREVIC.

Specifically in 2015, the real interest rate adopted under actuarial assumptions was significantly higher than the PREVIC interest rate which led to a significant gain in the obligation, recognized in other comprehensive income by the Company.

Over funded status

These assets are broken down as follows:

	2015	2014
TCSPREV plan	1,061,456	932,403
TelemarPrev plan	482,938	237,308
PBS – Telemar plan	33,477	10,104
Other	(47,924)	(74,734)

Total	1,529,947	1,105,081

Current	753	1,744
Non-current	1,529,194	1,103,337

Characteristics of the sponsored pension plans

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

1)	FATL

FATL, closed-end, multiple sponsor, multiple plan pension fund, is a nonprofit, private pension-related entity, with financial and administrative independence, headquartered in Rio de Janeiro, State of Rio de Janeiro, engaged in the management and administration of pension benefit plans for the employees of its sponsors.

Plans

(i)	BrTPREV

Variable contribution pension Benefit Plan, enrolled with the National Register of Benefit Plans (CNPB) under No. 2002.0017-74.

The monthly, mandatory Basic Contribution of the BrTPREV group Participants corresponds to the product obtained, in whole numbers, by applying a percentage to the Contribution Salary (SP), according to the Participant’s age and option, as follows: (i) Age up to 25 years old - Basic Contribution cohort of 3 and 8 percent of the SP; (ii) Age 26 to 30 years old - Basic Contribution cohort of 4 to 8 percent of the SP; (iii) Age 31 to 35 years old - Basic Contribution cohort of 5 to 8 percent of the SP; (iv) Age 36 to 40 years old - Basic Contribution cohort of 6 to 8 percent of the SP; (v) Age 41 to 45 years old - Basic Contribution cohort of 7 to 8 percent of the SP; and (vi) Age 46 years old or more - Basic Contribution cohort of 8 percent of the SP.

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

Defined benefit pension Benefit Plan, enrolled with the CNPB under No. 2000.0015-56.

The contributions from Active Participants of the PBS-Telemar Benefit Plan correspond to the sum of: (i) 0.5 to 1.5 percent of the Contribution Salary (according to the participant’s age on enrollment

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

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

The monthly, mandatory Basic Contribution of the TCSPREV group Participants corresponds to the product obtained, in whole numbers, by applying a percentage, chosen by the Participant, to the Contribution Salary (SP) as follows: (i) Age up to 25 years old - basic contribution cohort of 3 and 8 percent of the SP; (ii) Age 26 to 30 years old - basic contribution cohort of 4 to 8 percent of the SP; (iii) Age 31 to 35 years old - basic contribution cohort of 5 to 8 percent of the SP; (iv) Age 36 to 40 years old - basic contribution cohort of 6 to 8 percent of the SP; (v) Age 41 to 45 years old - basic contribution cohort of 7 to 8 percent of the SP; and (vi) Age 46 years old or more - basic contribution cohort of 8 percent of the SP.

The TCSPREV group Participant’s Voluntary Contribution corresponds to the product obtained, in whole numbers, by applying a percentage of up 22%, elected by the Participant, to the Participation Salary. The Sporadic Contribution of a Participant is optional and both its amount and frequency are freely chosen by the Participant, provided it is not lower than one (1) UPTCS (TCSPREV’s pension unit). The Sponsor does not make any counterpart contribution to the Participant’s Voluntary or Sporadic contribution.

The Plan’s Charter provides for contribution parity by the Participants and the Sponsors. The plan is funded under the capitalization approach.

2)	SISTEL

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

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

Multiemployer pension plan jointly sponsored with other sponsors associated to the provision of telecommunications services and offered to participants who held the status of beneficiaries on January 1, 2000.

Contributions to the PBS-A are contingent on the determination of an accumulated deficit and the Company is jointly and severally liable, along with other fixed-line telecommunications companies, for 100% of any insufficiency in payments owed to members of the PBS-A plan. As of December 31, 2015, the PBS-A plan had a surplus of R$2,636,281. No significant contribution in 2015, 2014 and 2013.

(ii)	PBS-TNCP

PBS-TNCP plan is funded under the capitalization approach. PBS-TNCP plan has been closed to new members since April 2004. Contributions to the PBS-TNCP plan are contingent on the determination of an accumulated deficit. As of December 31, 2015, the PBS-TNCP plan had a surplus of R$25,351. No significant contribution in 2015, 2014 and 2013.

(iii)	CELPREV

In 2004, Amazônia (merged with and into TNL PCS) obtained from PREVIC the approval to create a new Pension Plan. The variable contribution plan, called CelPrev Amazônia (“CELPREV”), was offered to the employees who did not participate of the PBS-TNCP plan, and to new employees hired by its subsidiary. The participants of the PBS-TNCP plan were offered the possibility and encouraged to migrate to the CELPREV plan. Approximately 27.3% of Amazônia’s active employees that were participants in the PBS-TNCP plan migrated to the CELPREV plan. As of December 31, 2015, the CELPREV plan had a surplus of R$2,412. No significant contribution in 2015, 2014 and 2013.

(v) PAMA

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

PAMA is a multiemployer healthcare plan for retired employees aimed at providing medical care to beneficiaries, with copayments by and contributions from the latter. The PAMA plan has been closed to new members since February 2000, other than new beneficiaries of current members and employees that are covered by the PBS-A plan who have not yet elected to join the PAMA plan. In December 2003, the Company began sponsoring the PCE –Special Coverage Plan, or the PCE plan, a health-care plan managed by Sistel. The PCE plan is open to employees that are covered by the PAMA plan. From February to July 2004, December 2005 to April 2006, June to September 2008, July 2009 to February 2010, March to November 2010, February 2011 to March 2012 and March 2012 until today, the Company offered incentives to our employees to migrate from the PAMA plan to the PCE plan.

In October 2015, in compliance with a court order, Sistel transferred the surpluses of the PBS-A benefits plan, amounting to R$3,042 million, to ensure the solvency of the plan PAMA. Of the total amount transferred, R$2,127 million is related to the plans sponsored by the Company, apportioned proportionally to the obligations of the defined benefit plan.

As of December 31, 2015, the PAMA plan had a surplus of R$1,154,176. No significant contribution in 2015, 2014 and 2013.

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

Funded Status

Changes in the actuarial obligations, fair value of assets and amounts recognized in the balance sheet

	2015					2014
	TCSPREV	BrTPREV	TelemarPrev	PBS- Telemar	PAMEC	TCSPREV	BrTPREV	TelemarPrev	PBS- Telemar	PAMEC

Projected benefit obligation at the beginning of the year	502,433	2,023,849	2,885,744	247,833	2,981	481,055	1,941,701	2,722,980	235,884	3,418
Service cost	586	142	2,785	80		797	230	3,592	121
Interest cost	57,066	228,738	328,289	28,089	345	54,689	219,630	310,467	26,755	396
Benefits paid	(44,535)	(177,696)	(219,465)	(19,942)	(122)	(36,569)	(167,661)	(216,394)	(18,507)	(110)
Participant’s contributions				43					52
Changes in actuarial assumptions	(18,420)	(74,280)	(204,806)	(11,956)	(619)	2,461	29,949	65,099	3,528	(723)

Projected benefit obligation at the end of the year	497,130	2,000,753	2,792,547	244,147	2,585	502,433	2,023,849	2,885,744	247,833	2,981

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

	2015					2014
	TCSPREV	BrTPREV	TelemarPrev	PBS- Telemar	PAMEC	TCSPREV	BrTPREV	TelemarPrev	PBS- Telemar	PAMEC

Fair value of plan assets at the beginning of the year	1,434,836	1,550,295	3,123,052	257,937		1,442,657	1,301,556	3,204,535	264,224
Actual return on plan assets	168,285	88,465	371,898	39,516		28,748	293,096	134,911	12,091
Company’s contributions		139,935		71			123,304		77
Participant’s contributions				42					52
Benefits paid	(44,535)	(177,696)	(219,465)	(19,942)		(36,569)	(167,661)	(216,394)	(18,507)

Fair value of plan assets at the end of the year	1,558,586	1,600,999	3,275,485	277,624		1,434,836	1,550,295	3,123,052	257,937

	2015					2014
	TCSPREV	BrTPREV	TelemarPrev	PBS-Telemar	PAMEC	TCSPREV	BrTPREV	TelemarPrev	PBS- Telemar	PAMEC

Funded (unfunded) status of plan	(1,061,456)	399,754	(482,938)	(33,477)	2,585	(932,403)	473,554	(237,308)	(10,104)	2,981

Net periodic defined benefit pension cost for the years ended December 31, 2015, 2014 and 2013 includes the following:

	2015
	TCSPREV	BrTPREV	TelemarPrev	PBS-Telemar	PAMEC
Net service cost	586	142	2,785	80
Interest cost	57,066	228,738	328,289	28,089	345
Expected return on plan assets	(162,701)	(180,363)	(356,313)	(29,293)
Amortization of net actuarial losses (gains)			47,438
Amortization of prior year service costs (gains)	(5,636)	1,552
Amortization of initial transition obligation			(4,203)

Net periodic pension cost (benefit)	(110,684)	50,069	17,996	(1,124)	345

	2014
	TCSPREV	BrTPREV	TelemarPrev	PBS-Telemar	PAMEC
Net service cost	797	230	3,592	121
Interest cost	54,689	219,630	310,467	26,755	396
Expected return on plan assets	(150,078)	(151,143)	(367,435)	(30,117)
Amortization of net actuarial losses (gains)	(5,831)	6,940	9,131
Amortization of prior year service costs (gains)	(5,636)	1,552
Amortization of initial transition obligation			(4,202)

Net periodic pension cost (benefit)	(106,059)	77,209	(48,447)	(3,241)	396

	2013
	TCSPREV	BrTPREV	TelemarPrev	PBS-Telemar	PAMEC
Net service cost	1,837	782	12,206	235
Interest cost	49,310	194,520	282,508	23,839	427
Expected return on plan assets	(145,230)	(130,340)	(305,649)	(27,942)
Amortization of net actuarial losses (gains)	(19,443)	23,698	30,174
Amortization of prior year service costs (gains)	(5,636)	1,552
Amortization of initial transition obligation			(4,203)

Net periodic pension cost (benefit)	(119,162)	90,212	15,036	(3,868)	427

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

The net periodic pension cost expected to be recognized in 2016 are as follows:

	2016
	TCSPREV	BrTPREV	TelemarPrev	PBS-Telemar	PAMEC
Net service cost	551	154	2,042	78
Interest cost	62,214	249,319	350,701	30,475	330
Expected return on plan assets	(193,747)	(191,438)	(381,993)	(32,876)
Amortization of net actuarial losses (gains)			4,380
Amortization of prior year service costs (gains)	(5,636)	1,552
Amortization of initial transition obligation

Net periodic pension cost (benefit)	(136,618)	59,587	(24,870)	(2,323)	330

The sponsors’ contributions to the pension plans managed by FATL and SISTEL estimated for 2016 amount R$144,598 and R$30, respectively.

The following actuarial assumptions were used to determine the actuarial present value of the Company’s projected benefit obligation:

	2015
		BrTPREV	TelemarPrev
		and	and
	TCSPREV	PAMEC	PBS-Telemar

Discount rate for determining projected benefit obligations	13.10%	13.10%	13.10%
Expected long-term rate of return on plan assets	13.10%	13.10%	13.10%
Annual salary increases	6.45%	7.08%	5.50%
Rate of compensation increase	5.50%	5.50%	5.50%
Inflation rate assumption used in the above	5.50%	5.50%	5.50%

	2014
		BrTPREV	TelemarPrev
		and	and
	TCSPREV	PAMEC	PBS-Telemar

Discount rate for determining projected benefit obligations	11.83%	11.83%	11.83%
Expected long-term rate of return on plan assets	11.83%	11.83%	11.83%
Annual salary increases	7.93%	7.93%	7.93%
Rate of compensation increase	5.50%	5.50%	5.50%
Inflation rate assumption used in the above	5.50%	5.50%	5.50%

	2013
		BrTPREV	TelemarPrev
		and	and
	TCSPREV	PAMEC	PBS-Telemar

Discount rate for determining projected benefit obligations	11.83%	11.83%	11.83%
Expected long-term rate of return on plan assets	11.83%	11.83%	11.83%
Annual salary increases	7.93%	7.93%	7.93%
Rate of compensation increase	5.50%	5.50%	5.50%
Inflation rate assumption used in the above	5.50%	5.50%	5.50%

Investment policy of the plans

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

The investment policies and strategies for the two single-employer benefit pension plans PBS-Telemar and TelemarPrev are subject to Resolution N° 3,121 of the National Monetary Council, which establishes investment guidelines.

TelemarPrev is a defined contribution plan with individual capitalization. Management allocates the investments in order to conciliate the expectations of the sponsors, active and assisted participants. The assets on December 31, 2015 consists mainly of the following portfolio: 91% in debt securities, 5% in equity of Brazilian companies and 4% in real estate and other assets.

PBS-Telemar plan is closed for new participants and the vast majority of the current participants are receiving their benefits. The mathematical reserves are readjusted annually considering an interest rate of 6% per annum over the variation of the National Consumer Price Index (“INPC”). Therefore, management’s strategy is to guarantee resources that exceed this readjustment. Management also prepares a long-term cash-flow to match assets and liabilities. Therefore, debt securities investments are preferred when choosing the allocation of its assets, representing 88% of the portfolio in December 31, 2015.

The investment policies and strategies for BrTPREV, TCSPREV and PAMEC, which is approved annually by the pension fund’s board states that the investment decisions should consider: (i) capital preservation; (ii) diversification; (iii) risk tolerance; (iv) expected returns versus benefit plan’s interest rates; (v) compatibility between investments liquidity and pensions’ cash flows and (vi) reasonable costs. It also defines volume ranges for the different types of investment allowed for pension funds, which are: domestic fixed income, domestic equity, loans to pension fund’s members and real estate. In the fixed income portfolio, only low credit risk securities are allowed.

Derivative instruments are only permitted for hedging purposes. Loans are restricted to certain credit limits. Tactical allocation is decided by the investment committee, consisted of the pension fund’s officers, investment manager and one member designated by the Board. Execution is performed by the Finance Department.

The average ceilings set for the different types of investment permitted for pension funds are as follows:

ASSET SEGMENT	TCSPREV	BrTPREV	PBS- Telemar	TelemarPrev
Fixed income	100.00%	100.00%	100.00%	100.00%
Variable income	17.00%	17.00%	10.00%	17.00%
Structured investments	20.00%	20.00%	20.00%	20.00%
Investments abroad	5.00%	5.00%	2.00%	5.00%
Real estate	8.00%	8.00%	8.00%	8.00%
Loans to participants	15.00%	15.00%	15.00%	15.00%

The allocation of plan assets as at December 31, 2015 is as follows:

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

ASSET SEGMENT	TCSPREV	BrTPREV	PBS- Telemar	TelemarPrev
Fixed income	84.25%	92.17%	88.01%	91.40%
Variable income	3.25%	1.32%	1.78%	2.21%
Equity securities	11.45%	5.21%	9.12%	5.08%
Real estate	0.72%	0.69%	0.74%	0.70%
Loans to participants	0.33%	0.62%	0.35%	0.61%
Total	100.00%	100.00%	100.00%	100.00%

Expected contribution and benefits

The estimated benefit payments, which reflect future services, as appropriate, are expected to be paid as follows (unaudited):

	TCSPREV	BrTPREV	PBS-Telemar	TelemarPrev
2016	44,429	195,106	23,028	230,887
2017	46,725	203,295	24,131	244,260
2018	49,143	211,461	25,367	258,614
2019	51,562	219,708	26,650	272,844
2020	54,040	228,076	27,866	287,623
2021 until 2025	308,753	1,261,909	157,295	1,684,353

(b)	Employee profit sharing

In the year ended December 31, 2015, the Company and its subsidiaries recognized provisions for employee profit sharing based on individual and corporate goal attainment estimates totaling R$70,199 in Company and R$210,054 on a consolidated basis.

(c)	Share-based compensation

The Long-term Incentive Program (2015-2017), approved by the Company’s Board of Directors on March 13, 2015, seeks a greater alignment with the Company’s management cycle and business priorities. The Program consists of the payment of gross cash reward, in accordance with the Law Laws and Regulations, as a result of the compliance with the goals set for 2015-2017. The gross cash reward is benchmarked to the quotation of Company shares. We also disclose that the beneficiaries are not entitled to receiving Company shares since the Program does not provide for the transfer of shares to its beneficiaries. This share-based compensation program has been recorded as a liability in the consolidated financial statements. No relevant provisions were recorded in 2015 considering the Company performance.

24.	SEGMENT INFORMATION

The Company uses operating segment information for decision-making. The Company identified only one operating segment that corresponds to the telecommunications business in Brazil.

In addition to the telecommunications business in Brazil, the Company conducts other businesses that individually or in aggregate do not meet any of the quantitative indicators that would require their disclosure as reportable business segments. These businesses refer basically to the following companies: Mobile Telecommunications Limited in Namibia, Companhia Santomense de Telecomunicações, Listas Telefónicas de Moçambique, ELTA – Empresa de Listas Telefónicas de Angola, and Timor Telecom, which provide fixed and mobile telecommunications services and publish telephone directories, and which have been consolidated since May 2014.

The revenue generation is assessed by the Company based on a view segmented by customer, into the following categories:

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

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

Telecommunications in Brazil

In preparing the financial statements for this reportable segment, the transactions between the companies included in the segment have been eliminated. The financial information of this reportable segment for the years ended December 31, 2015, 2014 and 2013 is as follows:

	2015	2014	2013
Residential	9,779,218	9,995,205	10,302,910
Personal mobility	8,430,890	9,011,200	9,289,893
SMEs/Corporate	7,973,893	8,311,458	8,454,923
Other services and businesses	257,090	295,297	374,421
Net operating revenue	26,441,091	27,613,160	28,422,147
Operating expenses
Depreciation and amortization	(5,996,157)	(5,630,238)	(5,691,824)
Interconnection	(1,757,277)	(2,674,915)	(3,965,623)
Personnel	(2,618,139)	(2,749,404)	(2,534,222)
Third-party services	(6,154,900)	(6,163,447)	(6,119,733)
Network maintenance services	(1,860,646)	(1,906,789)	(2,328,140)
Handset and other costs	(226,826)	(702,379)	(515,377)
Advertising and publicity	(379,537)	(656,487)	(556,500)
Rentals and Insurance	(3,553,881)	(3,095,667)	(2,119,684)
Provisions/reversals	(860,166)	(779,314)	(656,849)
Allowance for doubtful accounts	(692,935)	(628,605)	(922,779)
Impairment losses	(501,465)
Taxes and other expenses	(902,507)	(1,440,968)	(1,397,982)
Other operating income, net	277,954	3,206,943	2,369,555
OPERATING INCOME BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	1,214,609	4,391,890	3,982,989

FINANCIAL INCOME (EXPENSES)
Financial income	4,493,042	1,332,723	1,375,217
Financial expenses	(11,013,939)	(5,870,193)	(4,677,173)

PRETAX INCOME	(5,306,288)	(145,580)	681,033

Income tax and social contribution	(3,202,817)	(615,406)	(76,610)

LOSS FROM CONTINUING OPERATIONS	(8,509,105)	(760,986)	604,423

Reconciliation of revenue and income (loss) and information per geographic market

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

In the years ended December 31, 2015, 2014 and 2013, the reconciliation of the revenue of the segment Telecommunications in Brazil and total consolidated revenue is as follows:

	2015	2014	2013
Net operating revenue
Revenue related to the reportable segment	26,441,091	27,613,160	28,422,147
Revenue related to other businesses (i)	912,674	633,939
Consolidated net operating revenue	27,353,765	28,247,099	28,422,147

(i)	In 2014 the Africa and Timor business were consolidated after May 1.

In the years ended December 31, 2015, 2014 and 2013, the reconciliation between the profit (loss) before taxes of the segment telecommunications in Brazil and the consolidated profit (loss) before taxes is as follows:

	2015	2014	2013
Profit (loss) before taxes
Telecommunications in Brazil	(5,306,288)	(145,580)	681,033
Other businesses (i)	(18,682)	209,867
Consolidated income before taxes	(5,324,970)	64,287	681,033

(i)	In 2014 the Africa and Timor business were consolidated after May 1.

Total assets, liabilities and property, plant and equipment and intangible assets per geographic market as at December 31, 2015 and 2014 are as follows:

	2015
	Total assets	Total liabilities	Property, plant and equipment assets	Intangible assets	Capital expenditures on property, plant and equipment and intangible assets
Brazil	91,648,303	81,943,161	25,817,821	11,780,136	3,565,454
Other, primarily Africa	7,686,298	745,000	466,049	943,534	116,030

	2014
	Total assets	Total liabilities	Property, plant and equipment assets	Intangible assets	Capital expenditures on property, plant and equipment and intangible assets
Brazil	103,098,596	82,736,984	26,244,309	13,553,821	5,259,714
Other, primarily Africa	7,642,738	851,273	506,347	997,015	110,637

No single customer accounts for more than 10% of consolidated revenue.

25.	RELATED-PARTY TRANSACTIONS

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

Transactions with joint venture, associates, and unconsolidated entities

	2015	2014
Accounts receivable and other assets	4,916	191,159
PT-ACS		15,114
Fundação PT		7,387
Sportinvest Multimédia		105,492
Siresp		40
Fibroglobal		48,134
Yunit		7,454
Contax		3,307
Other entities	4,916	4,231

	2015	2014
Accounts payable and other liabilities	53,246	68,259
PT-ACS		599
Fundação PT		2
Sportinvest Multimédia		291
Siresp		6
Fibroglobal		9,564
Yunit		669
Contax		41,832
TODO		5,587
Ability		7
Veotex		345
Hispamar	52,425	9,357
Other entities	821

	2015	2014
Revenue
Revenue from services rendered	67	31,873
Contax		30,754
TODO		1,026
Other entities	67	93

	2015	2014
Costs/expenses
Operating costs and expenses	(240,511)	(232,176)
PT-ACS		(3,887)
Sportinvest Multimédia		(669)
Fibroglobal		(10,974)
Veotex		(10,221)
TODO		(22,984)
Hispamar	(207,366)	(152,041)
Other entities	(33,145)	(31,400)

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

The balances and transactions with joint venture, associates, and unconsolidated entities result from business transactions carried out in the normal course of operations, namely the provision of telecommunications services by the Company to these entities and the acquisition of these entities’ contents and the rent of their infrastructure.

Compensation of key management personnel

The compensation of the officers responsible for planning, managing and controlling the Company’s activities, i.e., directors and executive officers, totaled R$25,441 (R$25,409 at December 31, 2014) in the Company and R$25,649 (R$25,565 December 31, 2014) on a consolidated basis.

26.	HELD-FOR-SALE ASSETS AND DISCONTINUED OPERATIONS

Sale of PT Portugal shares to Altice

On December 9, 2014, the Company and Altice entered into a purchase and sale agreement of all PT Portugal shares to Altice, basically involving the operations conducted by PT Portugal in Portugal and in Hungary.

On January 22, 2015, Pharol shareholders approved the sale by Oi of all PT Portugal shares to Altice, under the terms and conditions of the Share Purchase and Sale Agreement. Accordingly, the suspensive condition provided for in said agreement to its effectiveness was implemented.

On June 2, 2015, the sale by Oi to Altice of its entire stake in PT Portugal was completed. Altice Portugal paid a total of €5,789 million for PT Portugal, of which €4,920 million were received in cash by Oi and €869 million were immediately allocated to settle PT Portugal euro-denominated debt. There is also a provision for the payment of an earn-out of €500 million related to PT Portugal’s future generation of revenue and Oi provided a set of guarantees and representations usual in this type of agreements to the buyer.

Classification of the investment sales transactions as discontinued operations

On May 5, 2014, the Company acquired PT Portugal and since then it also fully consolidated its profits or losses, assets and liabilities. In December 2014, with the approval of the sale of the investments in PT Portugal to Altice, the Company classified its operations in Portugal as held-for-sale assets and liabilities, and discontinued operations.

With the sale of PT Portugal shares to Altice, the loss on divesture is presented as discontinued operations in a single line of the income statement, as follows:

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

	2015	2014
Allowance for impairment loss at fair value of the PT Portugal investment and divesture-related expenses		(3,836,388)
Loss on sale of PT Portugal and divesture-related expenses (i)	(625,464)
Comprehensive income transferred to the income statement (ii)	(225,934)
Loss for the period of discontinued operations (iii)	(15,741)	(250,061)
Profit for the period from discontinued operations (iv)	(867,139)	(4,086,449)

(i)	The loss on the sale of PT Portugal includes: (1) the derecognized investment cost that includes goodwill arising on the business combination between the Company and PT less the R$3.8 billion allowance for loss recognized in December 2014, and selling expenses totaling R$1.3 billion; and (2) the R$0.7 billion revenue related to cash proceeds received directly by the Company. The final price is subject to possible post-closing adjustments to be determined in the following months based on changes in the cash, debt, and working capital positions at the closing date.
(ii)	Refers to the cumulative foreign exchange differences gains totaling R$0.5 billion and actuarial losses from pensions and postretirement benefits plans totaling R$0.7 billion recognized in other comprehensive income, transferred from equity to profit or loss for the year due to divesture.
(iii)	Refers to PT Portugal’s loss recognized as equity in profits of subsidiaries for 2015 and 2014.
(iv)	The profit or loss from discontinued operations includes the effect of taxes amounting to R$327,115 (R$92,545 in 2014).

Approval of preparatory actions for the sale of Africatel

At the Board of Directors’ meeting held on September 16, 2014, Oi’s management was authorized to take all the necessary actions to divest Oi’s stake in Africatel, representing 75% of Africatel’s share capital, and/or dispose of its assets. Oi will lead the sale process, even though we believe that it would be in the best interests of both Africatel shareholders to maximize the value of their investments, that this sale be coordinated with Samba Luxco, a Helios Investors L.P. affiliate that holds the remaining 25% of Africatel’s share capital. Oi is committed to working with its local partners and each one of the operating companies where Africatel holds investments to ensure a coordinated transition of its interests in these companies.

Notwithstanding the above, our indirect subsidiary Africatel GmbH & Co. KG (“Africatel GmbH”), direct holder of the Oi’s investment in Africatel, received on September 16, 2014 a letter from Samba Luxco, where Samba Luxco exercised an alleged right to sell the shares it holds in Africatel (put option), pursuant to Africatel’s shareholders’ agreement. According to this letter, this put option results from the indirect transfer of Africatel shares, previously indirectly held by Pharol, to the Company as the payment for the capital increase made in May 2014. In the letter, Samba Luxco purported to exercise the alleged put right and thereby require Africatel GmbH to acquire its shares in Africatel.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

The Company believes that there was not any action or event that, under Africatel’s shareholders’ agreement terms, would trigger the right to exercise the put option. Accordingly, without prejudice to the value the Company attributes to maintaining a relationship of mutual respect with Samba Luxco, Africatel GmbH intends to challenge the exercise of this put option by Samba Luxco in the current circumstances, which, pursuant to Africatel’s shareholders’ agreement, which was duly notified in Africatel GmbH’s reply to Samba Luxco’s letter, on September 26, 2014.

On November 12, 2014, the International Court of Arbitration of the International Chamber of Commerce notified Africatel GmbH that Samba Luxco had commenced arbitral proceedings against Africatel GmbH to enforce its purported put right or, in the alternative, certain ancillary rights and claims. Africatel GmbH presented its answer to Samba Luxco’s request for arbitration on December 15, 2014. The arbitral tribunal was constituted on March 12, 2015 and held a first management conference in London on May 8, 2015.

On July 22, 2015, Samba Luxco submitted its Statement of Claim, and on October 9, 2015, Pharol and Africatel GmbH submitted their Statement of Defence. On January 25, 2016, Samba Luxco submitted its Reply and, on March 14, 2016, Pharol and Africatel GmbH submitted their Rejoinder.

The proceedings have been bifurcated, with the merits hearing currently scheduled to take place during November 2016. Dates for a quantum hearing (if necessary) have been reserved in March 2017.

With regard to Africatel’s indirect stake in Unitel, through its subsidiary PT Ventures, it is worth noting that on October 13, 2015, PT Ventures initiate the arbitration proceeding against Unitel’s shareholders as a result of the violation by the latter of several rules of Unitel’s shareholders’ agreement and the Angolan law, including the fact that such shareholders caused Unitel not to pay the dividends paid to PT Ventures and retain the information and clarifications on such payment. Additionally, on October 20, 2015, PT Ventures filed an action for a declaration of sentence against Unitel with an Angolan court, claiming the recognition of PT Ventures’ right to receive the outstanding dividends declared in 2010, and the dividends for the years 2011, 2012, and 2013.

The other shareholders of Unitel have asserted to PT Ventures that they believe that Pharol’s sale of a non-controlling interest in Africatel to Samba Luxco in 2007 constituted a breach the Unitel shareholders’ agreement. PT Ventures disputes this interpretation of the relevant provisions of the Unitel shareholders’ agreement and believes that such provisions apply only to a transfer of Unitel shares by PT Ventures itself. By the date of this report, the Company had not been notified of any proceedings initiated with respect to Pharol’s sale of a non-controlling stake in Africatel to Samba Luxco.

The assets and liabilities of the African operations are stated at the lower of their carrying amounts and their fair values less costs to sell.

The African operations are consolidated in the income statement since May 5, 2014.

The main components of the assets for held sale and liabilities associated to assets held for sale of the African operations are as follows:

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

Operations in Africa
2015
Held-for-sale assets	7,686,298
Cash, cash equivalents and short-term investments	214,413
Accounts receivable	217,992
Dividends receivable (i)	2,042,191
Available-for-sale financial asset (ii)	3,541,314
Other assets	230,318
Investments	61,425
Property, plant and equipment	466,049
Intangible assets	356,900
Goodwill (iii)	555,696

Liabilities directly associated to assets held for sale	745,000
Borrowings and financing	9,557
Trade payables	85,730
Provisions for pension plans	923
Other liabilities	648,790

Non-controlling interests (*)	1,190,547

Total assets held for sale and liabilities associated to assets held for sale	5,750,751

(*)	Represented mainly by the Samba Luxco’s 25% stake in Africatel Holdings, BV and, consequently, in its net assets.

	PT Portugal operations	African operations	Total
	2014
Held-for-sale assets	26,611,944	7,642,738	34,254,682
Cash, cash equivalents and short-term investments	590,111	170,056	760,167
Accounts receivable	2,270,140	195,690	2,465,830
Dividends receivable (i)	1,948	1,261,826	1,263,774
Available-for-sale financial asset (ii)		4,284,416	4,284,416
Other assets	1,085,751	164,121	1,249,872
Investments	134,272	63,267	197,539
Property, plant and equipment	10,560,140	506,347	11,066,487
Intangible assets	5,271,808	376,441	5,648,249
Goodwill	6,697,774	620,574	7,318,348

Liabilities directly associated to assets held for sale	26,326,949	851,273	27,178,222
Borrowings and financing	18,892,793	83,843	18,976,636
Trade payables	2,260,503	97,600	2,358,103
Provisions for pension plans	3,347,667	997	3,348,664

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

Other liabilities	1,825,986	668,833	2,494,819

Non-controlling interests		1,509,197	1,509,197

Total assets held for sale and liabilities associated to assets held for sale	284,995	5,282,268	5,567,263

(i)	Refers to dividends receivable from Unitel. In 2015, the Company’s recognized dividends not yet received based on the expected recoverable amount and took into account, for this valuation, the existence of lawsuits filed to collect these amounts, the expected favorable decisions on these lawsuits, and the existence of cash at Unitel for the payment of these dividends. The dividends not paid by Unitel to PT Ventures refer to fiscal years 2010, 2011, 2012, and 2013, totaling US$661million;
(ii)	Refers mainly to the fair value of the indirect interest financial investment of 18.75% of Unitel’s share capital, classified as held for sale. The fair value of this investment at the date of acquisition was estimated based on the valuation made by Banco Santander (Brasil), which used a series of estimates and assumptions, including cash flows forecasts for a four-year period, the choice of a growth rate to extrapolate the cash flows projections, and definition of appropriate discount rates. The Company has the policy of monitoring and periodically updating the main assumptions and material estimates used in the fair value measurement, and also takes into consideration in this assessment possible impacts of actual events related to the investment, notably the lawsuits filed against Unitel and its shareholders in 2015. As at December 31, 2015 and in the context of the updating of assumptions referred to above, the Company determined a fair value of the investment in Unitel of R$3,436 million and recognized in profit or loss a loss of R$408 million. The Company believes that the fair value measured under the Discounted Cash Flows method and using the discount rate assumptions (from 15.5% to 17.5%), foreign exchange rates, and other Angolan official financial indicators, corresponds to the best estimate of the realizable value of the investment in Unitel.
(iii)	As at December 31, 2015, the Company conducted the annual impairment test of its assets related to the operations in África and recognized a loss on goodwill amounting to R$89,176.

27.	OTHER INFORMATION

(a)	Rio Forte securities

On June 30, 2014, the Company was informed, through a notice disclosed by Pharol, of the investment made by PT International Finance BV (“PTIF”) and PT Portugal, companies contributed by Pharol to Oi in the capital increase, in a commercial paper of Rio Forte Investments S.A. (“Securities” and “Rio Forte”, respectively), a company part of the Portuguese group Espírito Santo (“GES”), when both PTIF and PT Portugal were Pharol subsidiaries.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

According to said notice, the Securities had been issued in the total amount of €897 million, and bore average annual interest of 3.6% and matured on July 15 and July 17, 2014 (€847 and €50 million, respectively), stressing that since April 28, 2014 no other investment and/or renewal of this type of investments had been made.

Both PT Portugal and PTIF (collectively “Oi Subsidiaries”) became Company subsidiaries due to the assignment of all PT Portugal shares to the Company by Pharol, on May 5, 2014, to pay in the Company’s capital increase approved on April 28 and 30, 2014.

The Securities matures in July 2014 and subsequently the cure period for payment of the securities ended without Rio Forte paying the amount due. The Luxembourg Commercial Court denied Rio Forte’s request for controlled management on October 17, 2014 and Rio Forte’s bankruptcy was declared on December 8, 2014.

Agreements entered into by the Company, TmarPart, and Pharol related to the investments made in Rio Forte commercial papers

On September 8, 2014, after obtaining the due corporate approvals, the Company, the Oi Subsidiaries, TmarPart, and Pharol entered into definitive agreements related to the investments made in the Securities. The agreements provided for (i) an exchange (the “Exchange”) through which Oi Subsidiaries transferred the Securities to Pharol in exchange for preferred shares and common shares of the Company held by Pharol, as well as (ii) the assignment by Oi Subsidiaries of a call option on the Company shares to the benefit of Pharol (“Call Option”).

On March 26, 2015, in order to comply with the conditions presented by the CVM’s Board to grant the waivers necessary for the implementation of the Share Exchange and Call Option, according to the decision issued on March 4, 2015, the Company held a Shareholders’ Meeting which approved the terms and conditions of the Share Exchange and Call Option agreements.

On March 31, 2015, the Company announced, the consummation of the Exchange, under which Pharol delivered to the Oi Subsidiaries Oi unencumbered shares corresponding to 47,434,872 OIBR3 (common shares) and 94,869,744 OIBR4 (preferred shares) (“Exchanged Shares”); and in exchange Oi, through PTIF, delivered the Securities to Pharol, totaling €897 million, with no cash involved.

With implementation of the Exchange, Pharol became the holder of the Securities and the sole responsible for negotiating with Rio Forte and the decisions related to the Securities, and the Company is responsible for the supporting documentation to Pharol to take the necessary actions to collect the receivables represented by the Securities.

As a result of the consummation of the Exchange, Pharol’s direct interest in Oi decreased from 104,580,393 common shares and 172,025,273 preferred shares, representing 37.66% of the voting capital (ex-treasury) and 32.82% of the total capital of Oi (ex-treasury) to 57,145,521 common shares and 77,155,529 preferred shares, representing 24.81% of the voting capital (ex-treasury) and 19.17% of the total capital of Oi (ex-treasury). Oi shares received by PTIF as a result of the Exchange will remain in treasury.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

Main terms of the Call Option for the Purchase of Shares (“Option Contract”)

Under the Call Option Agreement entered into on September 8, 2014 by Pharol, PTIF, PT Portugal, Oi, and TmarPart, and amended on March 31, 2015, the call option on Oi shares granted Pharol became exercisable with the consummation of the Exchange, beginning March 31, 2015, at any time, during a six-year period.

Under the terms of the Call Option Agreement, the Call Option will involve 47,434,872 Oi common shares and 94,869,744 Oi preferred shares (“Shares Subject to the Option”) and can be exercised, in whole or in part, at any time, pursuant to the following terms and conditions:

(i) Term: six (6) years, noting that Pharol’s right to exercise the Option on the Shares Subject to the Option will be reduced by the percentages below:

Date of Reduction	% of Shares Subject to the Option that cease to the subject to the Option each year
As from 03/31/2016	10%
As from 03/31/2017	18%
As from 03/31/2018	18%
As from 03/31/2019	18%
As from 03/31/2020	18%
As from 03/31/2021	18%

(ii) Exercise Price: R$1.8529 per Company preferred share and R$2.0104 per Company common share, before the reverse share split approved on November 18, 2014, as adjusted by the interbank deposit rate (CDI), plus 1.5% per annum, calculated on a pro rata temporis basis, from the date of the Exchange to the date of the effective payment of each exercise price, in whole or in part, of the Option. The exercise price of the shares will be paid in cash, at the transfer date of the Shares Subject to the Option.

Oi is not required to maintain the Exchanged Shares in treasury. In the event that PTIF or any of Oi’s subsidiaries do not hold, in treasury, a sufficient number of Shares Subject to the Option to transfer to Pharol, the Option may be financially settled through payment by the Oi Subsidiaries of the amount corresponding to the difference between the market price of the Shares Subject to the Option and the respective exercise price corresponding to these shares.

While the Option is effective, Pharol may not purchase Oi shares, directly or indirectly, in any manner other than by exercising the Option. Pharol may not transfer or assign the Option, nor grant any rights under the Option, including security, without the consent of Oi. If Pharol issues, directly or indirectly, derivatives that are backed by or referenced to Oi shares, it shall immediately use the proceeds derived from such a derivative transaction, directly or indirectly, to acquire the Shares Subject to the Option.

Oi may terminate the Option if (i) the Bylaws of Pharol are amended voluntarily to remove or amend the provision that limits the voting right to 10% of all votes corresponding to the capital stock of Pharol; (ii) Pharol directly or indirectly engages in activities that compete with the

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

activities of Oi or its subsidiaries in the countries in which they operate; (iii) Pharol violates certain obligations under the Option Contract.

On March 31, 2015, the Option Agreement was amended to provide for (i) the possibility of Pharol assigning or transferring the Call Option, regardless of previous consent by Oi, provided that such assignment or transfer covers at least  1⁄4 of the Shares Subject to the Option, and Pharol can freely use the use the proceeds of such transactions, (ii) the possibility of Pharol, subject to previous, written consent from Oi, creating or granting any rights arising on the Call Option or, pledging the guarantees supported by the Call Option, and (iii) the grant of a right of first refusal to Oi for the acquisition of the Call Option, should Pharol wish to sell, assign, transfer, contribute the capital of another entity, transmit, or otherwise sell or dispose of the Call Option.

This amendment has been executed with a suspensive condition and would only be effective after an authorization from the CVM to amend the Option Agreement were granted. However, at a meeting held on December 16, 2015, the CVM’s board decided to refuse the entire request filed by the Company for waiver of the requirements of CVM Instructions 10/1980 and 390/2003 to amend the Option Agreement.

These Instructions determine that the acquisition and sale of shares of a publicly held company must be conducted in a stock exchange and that the stock options transactions of a publicly held company must be conducted in the markets where the company’s shares are traded, and interdicts any private transactions. The waiver of these requirements would allow the enforcement of the provisions of the amendment to the Call Option Agreement related to (i) the possibility of privately transferring the Call Option from Pharol to Oi; (ii) granting a right of first refusal to Oi to acquire the Call Option; and (iii) the possibility of making the payment of the Option acquisition price in Oi shares, if the right of first refusal if exercised.

As at December 31, 2015, the fair value of the Call Option is estimated at R$4 million calculated by the Company using the Black-Scholes model and theoretical share volatility assumptions, using the Revenue Approach valuation technique.

(b)	Consolidation of the telecommunications industry in the Brazilian market

On August 26, 2014, Oi entered into an agreement with Banco BTG Pactual S.A. (“BTG Pactual”) under which the latter will act as commissioner to develop feasible alternatives to render viable participating in the industry consolidation in the Brazilian telecommunications market. As already reported to the market, BTG Pactual held discussions with third parties regarding a possible transaction and the role of BTG Pactual includes contracting other market players that could be interested in the transaction, as Company agent for the transaction.

On October 23, 2015, the company received from LetterOne Technology (UK) LLP, one of the companies in the Letter One investment group (“L1 Technology”), a letter containing an exclusivity proposal in a potential transaction for the specific purpose of allowing a consolidation in the Brazilian telecommunications industry involving a potential business combination with TIM Participações S.A. (“TIM Participações”). Under the proposal, L1 Technology would be willing to

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

make a capital contribution of up to US$4.0 billion to the Company, contingent to the consolidation transaction.

After assessing the proposal, the Company sent to counter-proposal to L1 Technology on October 28, de 2015, under which Oi and L1 Technology would mutually grant each other an exclusivity right over a seven-month periods, starting on October 23, 2015, especially regarding business combinations involving telecommunications companies or telecommunications assets in Brazil. Since L1 Technology accepted the terms of the counterproposal, Oi and L1 Technology are now bound by the exclusivity agreement during the seven-period starting October 23, 2015.

If the transaction under construction materializes, it is expected a decrease in Oi’s leverage to become a more robust player, and the generation of major synergies and gains of scale, promoting the creation of value for all shareholders. A potential union of Oi with TIM Participações should result in the incorporation of a more complete, better-positioned operator, capable of competing with global players already operating in Brazil. Consumers should benefit from this trend, consequently strengthening the Company.

On February 25, 2016, Oi disclosed a Material Fact Notice where it informed that it has been notified by L1 Technology that L1 Technology had disclosed a notice stating that it had been informed by TIM that the latter was no longer interested in proceeding with the negotiations on the possibility of a business combination with Oi in Brazil. L1 Technology informed that without TIM’s involvement it could not proceed with transaction as previously planned. In light of this information, Oi will assess the impacts of this notice on the possibilities of consolidation in the Brazilian market.

(c)	Completion of the share auction

The last auction to sell the shares resulting from the reverse split of share fractions approved by the shareholders at Extraordinary Shareholders’ Meeting held on November 18, 2014 was held on June 30, 2015.

As a result of the three auctions held, 1,069,131 Company common shares and 1,162,652 Company preferred shares were sold (“Share”), representing all the shares resulting from the reverse split of share fractions.

The net proceeds of the sale of the Shares totaled R$13,632 and were deposited on July 10, 2015 on behalf of the share fraction holders, proportionately to the number of shares held.

(d)	New York Stock Exchange (NYSE) Listing Rule

In September 2015, the Company was notified by the NYSE that Oi was not complying with the continued listing rule, which requires that the average closing price of the listed securities of a company cannot go below US$1.00 per share in any consecutive 30-day trading period.

On January 22, 2016, in order to comply with the minimum share price requirement established by NYSE, Oi disclosed a Notice to the Market announcing the change in Company’s common shares

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

ratio of the Depositary Receipts Program, Level II, Sponsored (“Common DR”) so that each Common DR, which was previously one (1) common share, represents five (5) common shares as from February 1, 2016.

28.	SUBSEQUENT EVENTS

Optimization of the Company’s liquidity and debt profile

The Company has retained PJT Partners as financial advisor to assist Oi in evaluating financial and strategic alternatives to optimize its liquidity and debt profile. In addition on April 25, 2016, the Company announced that it has entered into a customary non-disclosure agreement with an advisor to a diverse ad hoc group of holders of the bonds issued by the Company and certain of its affiliated companies, as an initial step toward discussions regarding the terms of a potential restructuring.

Oi’s operating and business focus remains unchanged and Oi is still committed to continuing to make investments that ensure a continual improvement of its quality of service, which it believes will allow it to continue to bring technological advances to its customers all over Brazil. Oi also continues to undertake efforts for the operating upgrading and transformation of its business by focusing on austerity, infrastructure optimization, process revision, and sales actions.

Debenture holders’ general meeting of the 5th and the 9th Issuance of the Company’s Debentures

On April 15, 2016, general debenture holders’ meetings were held for: (i) the 5th Issue of Unsecured, Nonconvertible Public Debentures (“5th Issue”); and (ii) the 9th Issue of Simple, Unsecured, Nonconvertible Debentures in up to Two Series, for Public Distribution (“9th Issue” and collectively with the 5th Issue, “Debentures”), both issued by the Company (“GDMs” or individually “5th Issue GDM” and “9th Issue GDM”).

Contrarily to the 8th and 10th issues of debentures, where the Company obtained a waiver on the calculation of the leverage ratio, the same waiver was not granted for the Debentures. Since the Company did not comply with this financial ratio for the Debentures, the related fiduciary agents called the GDMs.

With regard to the 5th Issue, the minimum quorum to open the GDM was not reached and the 5th Issue fiduciary agent published, on April 19, 2016, a second call of said meeting for April 27, 2016, which did not reach the minimum quorum either. Pursuant to the debenture indenture, the fiduciary agent declared the accelerated maturity of the outstanding debentures, resulting in the repayment of R$1,519,961.56.

With regard to the 9th Issue, the fiduciary agent declared the accelerated maturity of the outstanding debentures pursuant to Clause 6.23 of the 9th Issue debenture indenture, resulting in the repayment of R$21,518,990.58 at April 20th, 2016.

Oi S.A. and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2015, 2014 and 2013

(In thousands of Brazilian reais - R$, unless otherwise stated)

The Debenture accelerated maturity declaration did not result, nor will it result, in the accelerated maturity of the other Company debt, both domestic and foreign (cross-default).