Form 20-F
period 2018-12-31
OI S.A. - In Judicial Reorganization
filed 2019-04-29
CIK 1160846

As filed with the Securities and Exchange Commission on April 26, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-15256

Oi S.A. – In Judicial Reorganization

(Exact Name of Registrant as Specified in Its Charter)

N/A	The Federative Republic of Brazil
(Translation of Registrant’s Name into English)	(Jurisdiction of Incorporation or Organization)

Rua Humberto de Campos, 425

Leblon, Rio de Janeiro, RJ, Brazil 22430-190

(Address of Principal Executive Offices)

Carlos Augusto Machado Pereira de Almeida Brandão

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

Securities registered or to be registered pursuant to Section 12(g) of the Act: Preferred Shares, without par value, each represented by American Depositary Shares

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

The total number of issued and outstanding shares of each class of stock of Oi S.A. – In Judicial Reorganization as of December 31, 2018 was:

2,266,216,024 common shares, without par value

155,915,486 preferred shares, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes ☐    No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes ☐    No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes ☒    No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    Yes ☒    No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☐    Accelerated filer  ☒    Non-accelerated filer  ☐

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    ☐ Item 17    ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes ☐    No ☒

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to distribution of securities under a plan confirmed by a court.    Yes ☒    No ☐

i

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

All references herein to “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “U.S. dollars,” “dollars” or “US$” are to U.S. dollars.

On April 23, 2019, the exchange rate for reais into U.S. dollars was R$$3.9436 to US$1.00, based on the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Brazilian Central Bank. The selling rate was R$3.8748 to US$1.00 on December 31, 2018, R$3.3080 to US$1.00 on December 31, 2017 and R$3.2591 to US$1.00 on December 31, 2016, in each case, as reported by the Brazilian Central Bank. The real/U.S. dollar exchange rate fluctuates widely, and the selling rate on April 23, 2019 may not be indicative of future exchange rates. See “Item 3. Key Information—Exchange Rates” for information regarding exchange rates for the real since January 1, 2014.

Solely for the convenience of the reader, we have translated some amounts included in “Item 3. Key Information—Selected Financial Information” and in this annual report from reais into U.S. dollars using the selling rate as reported by the Brazilian Central Bank on December 31, 2018 of R$3.8748 to US$1.00. These translations should not be considered representations that any such amounts have been, could have been or could be converted into U.S. dollars at that or at any other exchange rate.

Financial Statements

We maintain our books and records in reais. Our consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016, and the related notes thereto, which we refer to as our audited consolidated financial statements, are included in this annual report.

We have prepared our audited consolidated financial statements in accordance with United States generally accepted accounting principles, or U.S. GAAP, under the assumption that we will continue as a going concern. Our audited consolidated financial statements have been audited in accordance with Public Company Accounting Oversight Board, or PCAOB, standards.

Under U.S. GAAP, our management is required to assess whether there are conditions or events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern within one year after our financial statements are issued. Our management’s assessment of our ability to continue as a going concern is discussed in note 2 to our audited consolidated financial statements. As of December 31, 2018, we have fulfilled the obligations established in the RJ Plan within the established time limits. As a result the completion on January 25, 2019 of the capital increase that was mandated by the RJ Plan through the issuance of 3,225,806,451 Common Shares for an aggregate subscription price of R$4,000 million in our preemptive offering, our management believes that as of the date of this annual report, we have sufficient resources to continue to operate for the 12 months following the date of this annual report.

We intend to prepare our consolidated financial statements as of December 31, 2019 in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). For our fiscal year ended December 31, 2010, we included financial statements prepared under IFRS as part of our annual report on Form 20-F, applying IFRS 1, “First-time Adoption of International Reporting Standards,” considering that our previous primary GAAP was Brazilian GAAP and that January 1, 2009 was the date of transition to IFRS. Consequently, as we are not a IFRS first-time adopter, we intend to include in our annual report on Form 20-F for the fiscal year ended December 31, 2019, a reconciliation from U.S. GAAP to IFRS for the comparative balance sheet (i.e., as of December 31, 2018) and comparative income statement periods preceding the most recent fiscal year (i.e., for the year ended December 31, 2018) to present the changes in the basis of presentation. However, we are already including in our December 31, 2018 financial statements a reconciliation from U.S. GAAP to IFRS of our equity and income statement for the year ended December 31, 2018, as described in note 1 to our audited consolidated financial statements.

As a result of the RJ Proceedings (which are considered to be similar in all substantive respects to proceedings under Chapter 11 of the U.S. Bankruptcy Code of 1986, as amended, which we refer to as the U.S. Bankruptcy Code), we have applied Financial Accounting Standards Board Accounting Standards Codification 852 “Reorganizations”, or ASC 852, in preparing our audited consolidated financial statements. ASC 852 requires that financial statements separately disclose and distinguish transactions and events that are directly associated with our reorganization from transactions and events that are associated with the ongoing operations of our business. Accordingly, certain expenses, realized gains and losses, and provisions for losses that are realized or incurred in the RJ Proceedings have been recorded under the classification “Reorganization items, net” in our consolidated statements of operations. In addition, our prepetition obligations that may be impacted by the RJ Proceedings based on our assessment of these obligations following the guidance of ASC 852 have been classified on our consolidated statement of financial position as “Liabilities subject to compromise.” Prepetition liabilities subject to compromise are required to be reported as the amount allowed as a claim by the RJ Court, regardless of whether they may be settled for lesser amounts. Certain amounts initially recorded as liabilities subject to compromise were adjusted and reclassified to reflect new legal terms and conditions established by the RJ Court. As a result of the effectiveness of the RJ Plan on February 5, 2018, the contingencies included as “Liabilities subject to compromise” on our consolidated statement of financial position will be paid according to terms of the RJ Plan and were reclassified as current and non-current “Provisions for contingencies” on our consolidated statement of financial position.

As a result of the completion on January 25, 2019 of the capital increase that was mandated by the RJ Plan, for purposes of the preparation of our financial statements under U.S. GAAP, we are deemed to have emerged from the RJ Proceedings. Upon emergence on January 25, 2019, we would be required to adopt fresh-start accounting, as required by ASC 852. The adoption of fresh start accounting would require our company to assign the reorganization value to our assets and liabilities, in conformity with the guidance of ASC 805 applicable to business combinations. Under this guidance, our assets and liabilities would be adjusted to fair market values, with any excess recorded as goodwill. However, as we intend to report our consolidated financial statements as of dates and for the periods ending after January 1, 2019 in accordance with IFRS as issued by the IASB, we will not adopt fresh start accounting as there are no requirements under IFRS to do so.

We are also required to prepare financial statements in accordance with accounting practices adopted in Brazil, or Brazilian GAAP, which are based on:

•	the Brazilian Corporate Law (as defined below);

•	the rules and regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM, and the Brazilian Federal Accounting Council (Conselho Federal de Contabilidade); and

•	the accounting standards issued by the Brazilian Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis).

Certain Defined Terms

General

Unless otherwise indicated or the context otherwise requires, all references to:

•	“our company,” “we,” “our,” “ours,” “us” or similar terms are to Oi and its consolidated subsidiaries;

•	“ADSs” are to Common ADSs and Preferred ADSs;

•	“ANATEL” are to the Brazilian National Telecommunications Agency (Agência Nacional de Telecomunicações);

•	“Bratel” are to Bratel S.à r.l.;

•	“Brazil” are to the Federative Republic of Brazil;

•	“Brazilian Corporate Law” are to, collectively, Brazilian Law No. 6,404/76, as amended by Brazilian Law No. 9,457/97, Brazilian Law No. 10,303/01, and Brazilian Law No. 11,638/07;

•	“Brazilian government” are to the federal government of the Federative Republic of Brazil;

•	“Brazilian Ministry of Communication” are to the Brazilian Ministry of Science, Technology and Communication (Ministério da Ciência, Tecnologia, Inovações e Comunicações);

•	“Common ADSs” are to American Depositary Shares, each representing five Common Shares;

•	“Common Shares” are to common shares of Oi;

•	“Copart 4” are to Copart 4 Participações S.A. – In Judicial Reorganization, an indirect wholly-owned subsidiary of Oi prior to its merger with and into Telemar in January 2019;

•	“Copart 5” are to Copart 5 Participações S.A. – In Judicial Reorganization, a direct wholly-owned subsidiary of Oi prior to its merger with and into Oi in March 2019;

•	“Oi” are to Oi S.A. – In Judicial Reorganization;

•	“Oi Coop” are to Oi Brasil Holdings Coöperatief U.A. – In Judicial Reorganization, a direct wholly-owned subsidiary of Oi;

•	“Oi Mobile” are to Oi Móvel S.A. – In Judicial Reorganization, an indirect wholly-owned subsidiary of Oi;

•	“Pharol” are to Pharol, SGPS, S.A. (formerly known as Portugal Telecom, SGPS, S.A.);

•	“Preferred ADSs” are to American Depositary Shares, each representing one Preferred Share;

•	“Preferred Shares” are to preferred shares of Oi;

•

“PTIF” are to Portugal Telecom International Finance B.V. – In Judicial Reorganization, a direct wholly-owned subsidiary of Oi, which PT Portugal transferred to us in anticipation of our sale of PT Portugal in 2015;

•	“PT Portugal” are to PT Portugal, SGPS, S.A., which we acquired on May 5, 2014 and sold on June 2, 2015;

•	“Telemar” are to Telemar Norte Leste S.A. – In Judicial Reorganization, a direct wholly-owned subsidiary of Oi;

•

“TmarPart” are to Telemar Participações S.A., which, prior to the capital increase of Oi on May 5, 2014, was the direct controlling shareholder of Oi and which merged with and into Oi on September 1, 2015; and

•	“TNL” are to Tele Norte Leste Participações S.A., a company that was directly controlled by TmarPart prior to its merger with and into Oi on February 27, 2012.

Judicial Reorganization

The following defined terms relate to our global judicial reorganization. For more information, see “Presentation of Financial and Other Information—Financial Restructuring,” and “Item 4. Information on the Company—Our Recent History and Development—Our Judicial Reorganization Proceedings.” Unless otherwise indicated or the context otherwise requires, all references to:

•	“Ad Hoc Group” are to a diverse ad hoc group of holders of the bonds issued by Oi, Oi Coop and PTIF;

•	“ADWs” are to American Depositary Warrants;

•	“Backstop Investors” are to the members of the Ad Hoc Group, the IBC and certain other unaffiliated bondholders party to the Commitment Agreement;

•	“Bondholder” are each holder of beneficial interests in the bonds issued by Oi, Oi Coop and PTIF;

•	“Bondholder Credits” are to unsecured a claim held by a creditor pursuant to the RJ Plan evidenced by bonds issued by Oi, Oi Coop and PTIF;

•	“Brazilian Bankruptcy Law” are to Brazilian Law No. 11,101 of June 9, 2005;

•

“Brazilian Confirmation Date” are to February 5, 2018, the date in which the Brazilian Confirmation Order was published in the Official Gazette of the State of Rio de Janeiro (Diário Oficial do Estado do Rio de Janeiro);

•	“Brazilian Confirmation Order” are to the order entered by the RJ Court on January 8, 2018, ratifying and confirming the RJ Plan, but modifying certain provisions of the RJ Plan;

•

“Capitalization of Credits Capital Increase” are to the capital increase of between R$$11,765,562,892.10 and R$12,292,379,141.00 through the issuance of up to 1,756,054,163 New Shares, paid for by conversion of claims of Qualified Bondholders into New Shares, pursuant to Section 4.3.3.5 of the RJ Plan;

•	“Cash Capital Increase” are to the cash capital increase of R$4 billion provided for under Section 6 of the RJ Plan;

•	“Chapter 15 Debtors” are to Oi, Telemar, Oi Coop and Oi Mobile;

•

“Commitment Agreement” are to that certain commitment agreement, which we negotiated with members of the Ad Hoc Group, the IBC and certain other unaffiliated bondholders as part of the RJ Plan, under which such bondholders agreed to backstop an eventual cash capital increase by our company, which will be commenced following the full implementation of the RJ Plan;

•

“Default Recovery” are to the general treatment provided for unsecured credits under the RJ Plan. Under the RJ Plan, Bondholders that were not Eligible Bondholders, did not make a valid election of the form of recovery for their Bondholder Credits, or do not participate in the settlement procedures will only be entitled to the Default Recovery with respect to the Bondholder Credits represented by their Bonds.

•	“Defaulted Bonds” are to the bonds issued by Oi, Oi Coop and PTIF;

•	“Dutch District Court” are to the District Court of Amsterdam;

•	“Eligible Bondholders” are to every Bondholder that individualized its Bondholder Credits in accordance with the procedures established in the RJ Plan and by the RJ Court;

•	“GCM” are to a General Creditors’ Meeting of creditors of our company recognized by the RJ Court. A GMC was held on December 19 and 20, 2017 to consider and vote on the RJ Plan;

•	“IBC” means the International Bondholder Committee, a group of creditors in the Netherlands;

•

“Judicial Ratification of the RJ Plan” are to the confirmation of the RJ Plan by the RJ Court. As used in this annual report, the date of the Judicial Ratification of the RJ Plan means February 5, 2018 (i.e., the Brazilian Confirmation Date); provided that (1) in the event that any appeal of the Brazilian Confirmation Order is filed and a stay on the effectiveness of the Brazilian Confirmation Order is granted, the Brazilian Confirmation Date shall be deemed to occur the date on which such appeal is resolved; and (2) in the event that any appeal of the Brazilian Confirmation Order results in an appellate court overturning or modifying the Brazilian Confirmation Order, the Brazilian Confirmation Date shall be deemed to occur on the date on which the eventual appellate court’s decision, or that of a higher court (if further appeals of the appellate court’s decision are made), is published in such court’s official gazette. For more information about the appeals and motions for clarification filed with respect to the Brazilian Confirmation Order, see “Item 4. Information on the Company—Our Recent History and Development—Our Judicial Reorganization Proceedings—Approval of Judicial Reorganization Plan at GCM and Confirmation of Judicial Reorganization Plan by RJ Court;”

•

“New Notes” are to senior unsecured notes of Oi to be issued in accordance with the terms of Section 4.3.3.3 of the RJ Plan and Exhibit 4.3.3.3(f) thereto, in connection with the Capitalization of Credits Capital Increase;

•	“New Shares” are to newly issued common shares of Oi, which are expected to be issued in the form of ADSs, in connection with the Capitalization of Credits Capital Increase;

•	“Non-Qualified Bondholders” are to Eligible Bondholders with Bondholder Credits equal to or less than USD $750,000.00 (or the equivalent in other currencies);

•

“Non-Qualified Credit Agreement” are to a credit agreement to be entered into between the RJ Debtors and an administrative agent, in accordance with the terms of Section 4.3.3.1 of the RJ Plan and Exhibit 4.3.3.1(f) thereto;

•

“Non-Qualified Recovery” are to the entitlement of certain Non-Qualified Bondholders to elect to have their Bondholder Credits Satisfied through the distribution to such Non-Qualified Bondholders of a participation interest in the Non-Qualified Credit Agreement;

•

“Oi Coop Composition Plan” are to the composition plan for Oi Coop providing for the restructuring of the claims against Oi Coop in the Netherlands in substantially the same terms and conditions as the RJ Plan;

•

“PTIF Composition Plan” are to the composition plan for PTIF providing for the restructuring of the claims against PTIF in the Netherlands in substantially the same terms and conditions as the RJ Plan;

•	“PTIF Shares” are to common shares of Oi currently held by PTIF, which may be issued in the form of American Depositary Receipts;

•	“Qualified Bondholders” are to Eligible Bondholders with Bondholder Credits greater than US$750,000.00 (or the equivalent in other currencies);

•

“Qualified Recovery” are to the entitlement of certain Qualified Bondholders to elect to have their Bondholder Credits satisfied through the distribution to such Qualified Bondholders of a combination of New Notes, New Shares, PTIF Shares and Warrants in amounts determined based on the Bondholder Credits evidenced by the Bonds of each series held by a Bondholder, in accordance with Section 4.3.3.2 of the RJ Plan;

•

“RJ Court” are to the 7th Commercial Court of the Judicial District of the State Capital of Rio de Janeiro. The RJ Court is adjudicating the judicial reorganization proceedings in Brazil involving the RJ Debtors.

•	“RJ Debtors” are to Oi, Telemar, Oi Mobile, Oi Coop, PTIF, Copart 4 and Copart 5;

•

“RJ Plan” are to the judicial reorganization plan, as amended, of the RJ Debtors that was filed with the RJ Court and, on December 20, 2017, approved by a significant majority of creditors of each class present at the GCM held on December 19 and 20, 2017;

•

“RJ Proceedings” are to the Brazilian proceedings for judicial reorganization (recuperação judicial) involving the RJ Debtors that are being adjudicated by the RJ Court, pursuant to a joint voluntary petition for judicial reorganization pursuant to the Brazilian Bankruptcy Law filed by the RJ Debtors with the RJ Court initially on June 20, 2016. On June 29, 2016, the RJ Court granted the processing of the RJ Proceedings of the RJ Debtors;

•

“U.K. Recognition Orders” are to the orders granted by the High Court of Justice of England and Wales on Jun 23, 2016 recognizing the RJ Proceedings as a foreign main proceedings under the Cross-Border Insolvency Regulations 2006, which implements the United Nations Commission on International Trade Law (UNCITRAL) Model Law on Cross-Border Insolvency in Great Britain, in relation to Oi, Telemar and Oi Mobile;

•	“U.S. Bankruptcy Court” are to the United States Bankruptcy Court for the Southern District of New York;

•

“U.S. Recognition Order” are to the order granted by the U.S. Bankruptcy Court on July 22, 2016 recognizing the RJ Proceedings as the foreign main proceedings in respect of each of the Chapter 15 Debtors; and

•

“Warrants” are to warrants (bonus de subscrição) to acquire newly issued common shares of Oi, which Warrants may distributed in the form of American Depository Warrants, as further described in Section 4.3.3.6 of the RJ Plan.

Financial Restructuring

In June 2016, after considering the challenges arising from our economic and financial situation in connection with the maturity schedule of our financial debts, the threats to our cash flows represented by imminent attachments or freezing of assets in judicial lawsuits, and the urgent need to adopt measures that protect our company, we concluded that filing of a request for judicial reorganization (recuperação judicial) in Brazil would be the most appropriate course of action (1) to preserve the continuity of our offering of quality services to our customers, within the rules and commitments undertaken with ANATEL, (2) to preserve the value of our company, (3) to maintain the continuity of our operations and corporate activities in an organized manner that protects the interests of our company, customers, shareholders and other stakeholders, and (4) to protect our cash and cash equivalents.

On June 20, 2016, Oi, together with the other RJ Debtors, filed a joint voluntary petition for judicial reorganization pursuant to the Brazilian Bankruptcy Law with the RJ Court, pursuant to an urgent measure approved by our board of directors.

On December 19 and 20, 2017, the GCM was held to consider approval of the RJ Plan. The GCM concluded on December 20, 2017 following the approval of the RJ Plan reflecting amendments to the RJ Plan presented at the GCM as negotiated during the course of the GCM.

On January 8, 2018, the RJ Court entered the Brazilian Confirmation Order, ratifying and confirming the RJ Plan, according to its terms, but modifying certain provisions of the RJ Plan. The Brazilian Confirmation Order was published in the Official Gazette of the State of Rio de Janeiro on February 5, 2018, the Brazilian Confirmation Date.

The Brazilian Confirmation Order, according to its terms, is binding on all parties as long as its effects are not stayed. By operation of the RJ Plan and the Brazilian Confirmation Order, the unsecured claims against the RJ Debtors have been novated and discharged under Brazilian law and holders of such claims have received the recoveries set forth in the RJ Plan in exchange for their claims in accordance with the terms and conditions of the RJ Plan. For more information regarding the RJ Proceedings and the financial terms of the RJ Plan, see “Item 4. Information on the Company—Our Recent History and Development—Our Judicial Reorganization Proceedings.”

Share Splits

On November 18, 2014, Oi’s shareholders acting in an extraordinary general shareholders meeting authorized (1) the reverse split of all of Oi’s issued common shares into one common share for each 10 issued common shares, and (2) the reverse split of all of Oi’s issued preferred shares into one preferred share for each 10 issued preferred shares. This reverse share split became effective on December 22, 2014. There was no change in the ratio of Common ADSs or Preferred ADSs in connection with this reverse share split; each Common ADS continued to represent one Common Share and each Preferred ADS continues to represent one Preferred Share. All references to numbers of shares of Oi, dividend amounts of Oi and earnings per share of Oi in this annual report have been adjusted to give effect to the 10-for-one reverse share split.

On February 1, 2016, we changed the ratio applicable to Common ADSs from one Common Share per Common ADS to five Common Shares per Common ADS. All references to numbers of Common ADSs in this annual report have been adjusted to give effect to this change in ratio.

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

•	the cost and availability of financing;

•	any judicial action that overturns or modifies the Brazilian Confirmation Order or declares the RJ Debtors bankrupt under Brazilian law and requires their liquidation;

•	the effects of intense competition in Brazil and the other countries in which we have operations and investments;

•	the general level of demand for, and changes in the market prices of, our services;

•	our ability to implement our corporate strategies in order to expand our customer base and increase our average revenue per user;

•	political, regulatory and economic conditions in Brazil, notably with respect to inflation, exchange rate fluctuation of the real, interest rates fluctuation and the political environment in Brazil;

•	the outcomes of legal and administrative proceedings to which we are or become a party;

•	changes in telecommunications technology that could require substantial or unexpected investments in infrastructure or that could lead to changes in our customers’ behavior;

•	the disposal of our international investments; and

•	other factors identified or discussed under “Item 3. Key Information––Risk Factors.”

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

The following selected financial data have been derived from our consolidated financial statements. The selected financial data as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 have been derived from our audited consolidated financial statements included in this annual report. The selected financial data as of December 31, 2016, 2015 and 2014 and for the years ended December 31, 2015 and 2014 have been derived from our consolidated financial statements that are not included in this annual report.

Oi has not paid any dividends and/or interest attributable to shareholders’ equity since January 1, 2014.

	For the Year Ended December 31,
	2018(1)		2018		2017		2016		2015		2014
									(restated)		(restated)
	(in millions of US$, except per share amounts)		(in millions of reais, except per share amounts and as otherwise indicated)
Income Statement Data:
Net operating revenue	US$	5,693	R$	22,060	R$	23,790	R$	25,996	R$	27,354	R$	28,247
Cost of sales and services		(4,083)		(15,823)		(15,676)		(16,742)		(16,250)		(16,257)

Gross profit		1,610		6,237		8,114		9,254		11,104		11,990
Selling expenses		(1,156)		(4,478)		(4,400)		(4,383)		(4,720)		(5,566)
General and administrative expenses		(696)		(2,698)		(3,064)		(3,688)		(3,912)		(3,835)
Other operating income (expenses), net		108		417		(1,044)		(1,237)		(2,295)		1,758
Reorganization items, net		8,150		31,581		(2,372)		(9,006)		—		—

Operating income (loss) before financial expenses, net, and taxes		8,016		31,059		(2,766)		(9,060)		178		4,347
Financial expenses, net		(1,035)		(4,012)		(1,612)		(4,375)		(6,724)		(4,688)

Income (loss) of continuing operations before taxes		6,980		27,047		(4,378)		(13,435)		(6,546)		(342)
Income tax and social contribution		90		347		351		(2,245)		(3,380)		(758)

Net income (loss) of continuing operations		7,070		27,394		(4,027)		(15,680)		(9,926)		(1,100)
Net income (loss) of discontinued operations, net of taxes		—		—		—		—		(867)		(4,086)

Net income (loss)	US$	7,070	R$	27,394	R$	(4,027)	R$	(15,680)	R$	(10,793)	R$	(5,186)

Net income (loss) attributable to controlling shareholders	US$	7,063	R$	27,369	R$	(3,736)	R$	(15,502)	R$	(10,380)	R$	(5,187)

	For the Year Ended December 31,
	2018(1)	2018	2017	2016	2015	2014
					(restated)	(restated)
	(in millions of US$, except per share amounts)	(in millions of reais, except per share amounts and as otherwise indicated)
Net income (loss) attributable to non-controlling shareholders	6	24	(291)	(178)	(413)	1
Net income (loss) applicable to each class of shares(2):
Common shares basic and diluted	6,330	24,526	(2,874)	(11,925)	(4,473)	(1,702)
Preferred shares and ADSs basic and diluted	734	2,844	(862)	(3,577)	(5,907)	(3,485)
Net income (loss) per share:
Common shares – basic and diluted	4.71	18.24	(5.53)	(22.94)	(14.22)	(8.41)
Common ADSs – basic and diluted	23.54	91.19	(27.65)	(114.72)	(71.11)	(42.06)
Preferred shares and ADSs – basic and diluted	4.71	18.24	(5.53)	(22.94)	(14.22)	(8.41)
Net income (loss) per share from continuing operations:
Common shares – basic and diluted	4.71	18.24	(5.53)	(22.94)	(14.22)	(8.41)
Common ADSs – basic and diluted	23.54	91.19	(27.65)	(114.72)	(71.11)	(42.06)
Preferred shares and ADSs – basic and diluted	4.71	18.24	(5.53)	(22.94)	(14.22)	(8.41)
Net income (loss) per share from discontinued operations:
Common shares – basic and diluted	—	—	—	—	(1.19)	6.63
Common ADSs – basic and diluted	—	—	—	—	(5.94)	33.14
Preferred shares and ADSs – basic and diluted	—	—	—	—	(1.19)	6.63
Weighted average shares outstanding (in thousands):
Common shares – basic		1,344,686	519,752	519,752	314,518	202,312
Common shares – diluted		1,344,686	519,752	519,752	314,518	202,312
Preferred shares and ADSs – basic		155,915	155,915	155,915	415,321	414,200
Preferred shares and ADSs – diluted		155,915	155,915	155,915	415,321	414,200

(1)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank on December 31, 2018 for reais into U.S. dollars of R$3.8748=US$1.00.
(2)

In accordance with ASC 260, basic and diluted earnings per share have been calculated using the “two class method.” See note 22 to our audited consolidated financial statements included in this annual report.

	As of December 31,
	2018(1)		2018		2017		2016		2015(2)		2014(2)
									(restated)		(restated)
	(in millions of US$)		(in millions of reais)
Balance Sheet Data:
Cash and cash equivalents	US$	1,132	R$	4,385	R$	6,863	R$	7,563	R$	14,898	R$	2,449
Short-term investments		52		202		21		117		1,802		171
Trade accounts receivable, less allowance for doubtful accounts		1,682		6,517		7,367		7,891		8,010		7,092
Assets held for sale		1,271		4,923		4,675		5,404		7,686		34,255
Total current assets		5,501		21,313		23,498		26,212		37,645		50,797
Property, plant and equipment, net		7,347		28,469		27,083		26,080		25,818		26,244
Non-current judicial deposits		1,811		7,019		8,290		8,388		8,953		9,127
Intangible assets, net		2,071		8,025		9,255		10,511		11,780		13,554
Total assets		17,355		67,248		70,987		74,047		94,545		106,999
Short-term loans and financings (including current portion of long-term debt)		174		673		54		55		11,810		4,464
Short-term trade payables		1,347		5,226		5,171		4,116		5,253		4,359
Liabilities of assets held for sale(2)		136		527		354		545		745		27,178
Total current liabilities		2,643		10,240		9,831		9,444		26,142		42,752
Long-term loans and financings		4,072		15,777		—		—		48,048		31,386
Liabilities subject to compromise		—		—		65,139		63,746		—		—
Total liabilities		9,819		38,048		80,671		79,396		83,528		84,253
Share capital		8,268		32,038		21,438		21,438		21,438		21,438
Shareholders’ equity		7,536		29,199		(9,684)		(5,349)		11,017		22,746

(1)	Translated for convenience only using the selling rate as reported by the Brazilian Central Bank on December 31, 2018 for reais into U.S. dollars of R$3.8748=US$1.00.
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

In the past, the Brazilian Central Bank has intervened occasionally to control unstable movements in foreign exchange rates. We cannot predict whether the Brazilian Central Bank or the Brazilian government will continue to permit the real to float freely or will intervene in the exchange rate market through the return of a currency band system or otherwise. The real may depreciate or appreciate against the U.S. dollar and/or the euro substantially. Furthermore, Brazilian law provides that, whenever there is a significant imbalance in Brazil’s balance of payments or there are serious reasons to foresee a significant imbalance, temporary restrictions may be imposed on remittances of foreign capital abroad. We cannot assure you that such measures will not be taken by the Brazilian government in the future. See “ —Risk Factors—Risks Relating to Brazil—Fluctuations in exchange rates may lead to substantial losses on our liabilities denominated in or linked to foreign currencies.”

The following table shows the commercial selling rate or selling rate, as applicable, for U.S. dollars for the periods and dates indicated. The information in the “Average” column represents the average of the exchange rates on the last day of each month during the periods presented.

	Reais per U.S. Dollar
Year	High		Low		Average		Period End
2014	R$	2.740	R$	2.197	R$	2.354	R$	2.656
2015		4.195		2.575		3.339		3.905
2016		4.156		3.119		3.483		3.259
2017		3.381		3.051		3.193		3.308
2018		4.188		3.139		3.656		3.875

	Reais per U.S. Dollar
Month	High		Low
October 2018	R$	4.027	R$	3.637
November 2018		3.893		3.697
December 2018		3.933		3.829
January 2019		3.860		3.652
February 2019		3.776		3.669
March 2019		3.968		3.776
April 2019(1)		3.944		3.835

(1)	Through April 23, 2019.

Source: Brazilian Central Bank

Risk Factors

You should consider the following risks as well as the other information set forth in this annual report when evaluating an investment in our company. In general, investing in the securities of issuers in emerging market countries, such as Brazil, involves a higher degree of risk than investing in the securities of issuers in the United States. Additional risks and uncertainties not currently known to us, or those that we currently deem to be immaterial, may also materially and adversely affect our business, results of operations, financial condition and prospects. Any of the following risks could materially affect us. In such case, the market price of the Common Shares, Preferred Shares and ADSs could be adversely affected.

Risks Relating to the Brazilian Telecommunications Industry and Regulatory Environment

The Brazilian telecommunications industry is highly regulated. Changes to these regulations have and may continue to adversely impact our business.

The Brazilian telecommunications industry is highly regulated by ANATEL. ANATEL regulates, among other things, rates, quality of service and universal service goals, as well as competition among telecommunications service providers. Changes in laws and regulations, grants of new concessions, authorizations or licenses or the imposition of additional universal service obligations, among other factors, may adversely affect our business, financial condition and results of operations. For more information, see “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry.”

We cannot predict whether ANATEL, or the Brazilian government will adopt these or other telecommunications sector policies in the future or the consequences of such policies on our business or the business of our competitors. In the event that any modification of the regulatory scheme or new regulations applicable to our company are adopted that increase the costs of compliance to our company, whether through capital expenditure requirements, increased service requirements, increased costs for renewal of our authorizations and licenses, increased exposure to regulatory penalties or otherwise, these modifications and regulations could have a material adverse effect on our business, financial condition and results of operations.

Our concession agreements and authorizations contain certain obligations, and our failure to comply with these obligations may result in various fines and penalties being imposed on us by ANATEL.

Our local fixed-line and domestic long-distance concession agreements in Brazil contain terms reflecting the General Plan of Universal Service Goals (Plano Geral de Metas de Universalização), or the PGMU, the General Plan of Quality Goals (Plano Geral de Metas de Qualidade), or the PGMQ, and other regulations adopted by ANATEL, the terms of which could affect our financial condition and results of operations. Our local fixed-line concession agreements in Brazil also require us to meet certain network expansion, quality of service and modernization obligations in each of the Brazilian states in our service areas. In the event of noncompliance with ANATEL targets in any one of these states, ANATEL can establish a deadline for achieving the targeted level of such service, impose penalties and, in extreme situations, terminate the applicable concession agreement for noncompliance with our quality and universal service obligations. See “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry—Our Services—Fixed-Line Telephone Services.”

In addition, our authorizations to provide personal mobile services contain certain obligations requiring us to meet network scope and quality of service targets. If we fail to meet these obligations, we may be fined by ANATEL until we are in full compliance with our obligations and, in extreme circumstances, our authorizations could be revoked by ANATEL. See “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry—Our Services—Mobile Telephone Services.”

On an almost weekly basis, we receive inquiries from ANATEL requiring information from us on our compliance with the various service obligations imposed on us by our concession agreements. If we are unable to respond satisfactorily to those inquiries or comply with our service obligations under our concession agreements, ANATEL may commence administrative proceedings in connection with such noncompliance. We have received numerous notices of commencement of administrative proceedings from ANATEL, mostly due to our inability to achieve certain targets established in the PGMU and the PGMQ. For more information, see “Item 8. Financial Information—Legal Proceedings—Civil Claims Relating to Oi S.A. and Our Brazilian Operations—Administrative Proceedings.”

Our concession agreements in Brazil are subject to periodic modifications by ANATEL, and we cannot assure you that the modifications to these concession agreements will not have adverse effects on our company.

We provide fixed-line telecommunications services in our Brazilian service areas pursuant to concession agreements with the Brazilian government. These concession agreements expire on December 31, 2025 and may be amended by the parties every five years prior to the expiration date. In connection with each five-year amendment, ANATEL has the right, following public consultations, to impose new terms and conditions in response to changes in technology, competition in the marketplace and domestic and international economic conditions.

Our concession agreements were last amended in 2011. In 2014, ANATEL held a public comment period for the 2015 revision of the terms of our concession agreements and met regularly with us throughout 2015 to discuss possible amendments, and in 2016 the Brazilian Ministry of Communication issued an ordinance addressing guidelines for the establishment of a new regulatory framework for telecommunications, in line with the provisions of legislation that was introduced in the Brazilian Congress, which we refer to as PLC 79, to substantially amend certain features of the current regulatory framework of the Brazilian telecommunications industry. For more information about PLC 79, see “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry—Our Services—Fixed-Line Telephone Services—Our Concessions and Authorizations.” Despite these efforts, our concession agreements have not yet been amended, as a result of the Brazilian Congress’s failure to date to pass PLC 79, passage of which is required to provide the necessary legal authority for ANATEL to implement the proposed changes to our concession agreements. Further discussions regarding amendments to our concession agreements have halted pending resolution of PLC 79. Under their existing terms, our concession agreements may be amended by December 2020 at the latest. If PLC 79 is not passed, our concession agreements will expire in 2025 without the possibility of renewal. For more information about our concession agreements, see “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry—Our Services—Fixed-Line Telephone Services—Our Concessions and Authorizations.”

In connection with the consideration of revisions to the concession agreements under the public regime, in January 2017, ANATEL proposed revisions to the terms of the General Plan of Grants (Plano Geral de Outorgas), or the PGO, in line with the provisions of PLC 79. However, as a result of the legislative gridlock faced by PLC 79, ANATEL has halted implementation of the PGO. For more information about PLC 79 and ANATEL’s proposed revisions to the terms of the PGO, see “Item 4. Information on the Company—Regulation of the Brazilian Telecommunications Industry—Our Services—Fixed-Line Telephone Services—Our Concessions and Authorizations.”

We cannot assure you that any future amendments to our concession agreements will not impose requirements on our company that will require us to undertake significant capital expenditures or will not modify the rate-setting procedures applicable to us in a manner that will significantly reduce the net operating revenue that we generate from our Brazilian fixed-line businesses. If the amendments to our Brazilian concession agreements have these effects, our business, financial condition and results of operations could be materially adversely affected.

We cannot assure you that our bids for new concessions upon the expiration of our existing concessions will be successful or that the pending expiration of these concessions will not have adverse effects on our ability to finance our operations.

We expect the Brazilian government to offer new concessions in competitive auctions prior to the expiration of our existing concession agreements on December 31, 2025. We may participate in such auctions, but our existing fixed-line and domestic long-distance concession agreements will not entitle us to preferential treatment in these auctions. If we do not secure concessions for our existing service areas in any future auctions, or if such concessions are on less favorable terms than our current concessions, our business, financial condition and results of operations would be materially adversely affected. In addition, based on the current scheduled expiration of our concession agreements and the uncertainty that the terms of these concessions will be extended, investors may be unwilling to make investments in our company on terms that are attractive to our company, or at all. Our inability to raise capital in the equity or debt markets on favorable terms, or at all, could have a materially adverse effect on our business, financial condition and results of operations.

The mobile telecommunications industry and participants in this industry, including us, may be required to adopt an extensive program of field measurements of radio frequency emissions and be subject to further regulation and/or claims based on concerns regarding potential health problems and interfere with medical devices.

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

In July 2002, ANATEL enacted regulations that limit emission and exposure for fields with frequencies between 9 kHz and 300 GHz. In May 2009, Law No. 11,934 was enacted, which established the need for field measurements by telecommunications service providers of all radio-communication transmitting stations every five years with respect to emission and exposure to these fields. In September 2018, ANATEL published Resolution No. 700/2018, a regulation pursuant to Law No. 11,934 that will make field measurements mandatory by telecommunication service providers of all radio-communication transmission stations every five years beginning in 2019. We are still evaluating the scope of the technical and financial impact of these new regulations on our company.

Companies in the Brazilian telecommunication industry, including us, may be harmed by restrictions regarding the installation of new antennas for mobile services.

Currently, there are approximately 250 municipal laws in Brazil that limit the installation of new antennas for mobile service, which has been a barrier to the expansion of mobile networks. Those laws are meant to regulate issues related to zoning and the alleged effects of the radiation and radiofrequencies of the antennas. The federal law, that establishes new guidelines to create a consolidated plan for the installation of antennas was approved in 2015, however, it is still pending specific regulation. Despite the federal initiative, as long as the municipal laws remain unchanged, the risk of noncompliance with regulations and of having services of limited quality in certain areas continues to exist, which could materially and adversely affect our business, results of operations and financial condition.

Additional antenna installation is also limited as a result of concerns that radio frequency emissions from base stations may cause health problems. See “—The mobile telecommunications industry and participants in this industry, including us, may be required to adopt an extensive program of field measurements of radio frequency emissions and be subject to further regulation and/or claims based on concerns regarding potential health problems and interfere with medical devices.”

The telecommunications industry is subject to frequent changes in technology. Our ability to remain competitive depends on our ability to implement new technology, and it is difficult to predict how new technology will affect our business.

Companies in the telecommunications industry must adapt to rapid and significant technological changes that are usually difficult to anticipate. The mobile telecommunications industry in particular has experienced rapid and significant technological development and frequent improvements in capacity, quality and data-transmission speed. We expect that new products and technologies will emerge and that existing products and technologies will be further developed. For example, in 2020, ANATEL will conduct auctions for radiofrequencies in the 5G spectrum. The advent of new products and technologies could have a variety of consequences. Our future success depends on our ability to anticipate and adapt in a timely manner to technological changes. Technological changes may render our equipment, services and technology obsolete or inefficient, which may adversely affect our competitiveness or require us to increase our capital expenditures in order to maintain our competitive position. These new products and technologies may reduce the price of our services by providing lower-cost alternatives and the creation of new digital services.

For example, personal mobility service providers in Brazil are experiencing increasing competition from over-the-top, or OTT, providers, which provide content (such as WhatsApp, Skype and YouTube) over an internet connection rather than through a service provider’s network. OTT providers are becoming increasingly competitive as customers shift from mobile voice and SMS communications to internet-based voice and data communications through computers and smartphone or tablet applications. In addition, as providers of fixed and mobile telecommunications services, we face more legal, regulatory and tax barriers than providers of OTT services, increasing our costs in relation to these provides and preventing us from being able to fully compete with them.

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

Our success largely depends on the continued and uninterrupted performance of our controls, network technology systems and of certain hardware. Our technical infrastructure (including our network infrastructure for mobile telecommunications services) is vulnerable to damage or interruption from information and telecommunication technology failures, power loss, floods, windstorms, fires, terrorism, intentional wrongdoing, human error and similar events. Our controls are dependent, not exclusively, on these technological systems and are also subject to the interruptions and failures. Unanticipated problems with our controls, or at our facilities, system failures, hardware or software failures, computer viruses or hacker attacks could affect the quality of our services and cause service interruptions. Any of these occurrences could result in reduced user traffic and reduced revenue and could harm our levels of customer satisfaction, our reputation and compliance with certain of our regulatory obligations.

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

We face various cyber-security risks that, if not adequately addressed, could have an adverse effect on our business.

We face various cyber-security risks that could result in business losses, including but not limited to contamination (whether intentional or accidental) of our networks and systems by third parties with whom we exchange data, equipment failures, unauthorized access to and loss of confidential customer, employee and/or proprietary data by persons inside or outside of our organization. We are also exposed to cyber attacks causing systems degradation or service unavailability, the penetration of our information technology systems and platforms by ill-intentioned third parties, and infiltration of malware (such as computer viruses) into our systems.

Cyber attacks against companies have increased in frequency, scope and potential harm in recent years. Further, the perpetrators of cyber attacks are not restricted to particular groups or persons. These attacks may be committed by company employees or third parties operating in any region, including jurisdictions where law enforcement measures to address such attacks are unavailable or ineffective. We may not be able to successfully protect our operational and information technology systems and platforms against such threats. Further, as cyber attacks continue to evolve, we may incur significant costs in the attempt to modify or enhance our protective measures or investigate or remediate any vulnerability.

The inability to operate our networks and systems as a result of cyber attacks, even for a limited period of time, may result in significant expenses to us and/or a loss of market share to other telecommunications providers. The costs associated with a major cyber attack could include expensive incentives offered to existing customers and business partners to retain their business, increased expenditures on cyber-security measures and the use of alternate resources, lost revenues from business interruption and litigation. If we are unable to adequately address these cyber-security risks, or operating network and information systems could be compromised, which would have an adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Company

Our debt instruments contain covenants that could restrict our financing and operating flexibility and have other adverse consequences.

As of December 31, 2018, we had total outstanding loans and financings of R$30,379 million, excluding the fair value adjustment to our loans and financings, and R$16,450 million, after giving effect to the fair value adjustment. We are subject to certain financial covenants under the instruments that govern our indebtedness that limit our ability to incur additional debt. The level of our consolidated indebtedness and the requirements and limitations imposed by these debt instruments could adversely affect our financial condition or results of operations. In particular, the terms of some of these debt instruments restrict our ability, and the ability of our subsidiaries, to:

•	incur additional debt;

•	grant liens;

•	pledge assets;

•	sell or dispose of assets; and

•	make certain acquisitions, mergers and consolidations.

As of December 31, 2018, we were in full compliance with our financial covenants under our financial instruments.

If we are unable to incur additional debt, we may be unable to invest in our business and make necessary or advisable capital expenditures, which could reduce future net operating revenue and adversely affect our cash flows and profitability.

Under the RJ Plan, until February 5, 2023, we are required to apply an amount equivalent to 100% of the net revenue from our sale of assets in excess of US$200 million to investments in our activities. Beginning on February 5, 2024, we are required to allocate to the repayment of debt instruments representing recoveries under the RJ Plan on an annual basis an amount equivalent to 70% of the amount by which (1) our cash and cash equivalents and financial investments at the end of each fiscal year exceeds (2) the greater of (a) 25% of our operating expenses and capital expenses for that fiscal year, and (b) R$5,000 million, subject to adjustment in the event that we conclude any capital increases. The cash required to make these repayments will reduce the amount available to us to make capital expenditures.

The RJ Plan permits us to seek to raise up to R$2.5 billion in the capital markets and seek to borrow up to R$2 billion under new export credit facilities, as described under “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources.” This debt may be denominated in reais or in foreign currencies. Accordingly, we may incur interest expenses and foreign exchange gains and losses in connection with this new debt. A significant increase in any of these interest rates could adversely affect our financial expenses and negatively affect our overall financial performance.

If the Brazilian Confirmation Order is overturned or modified, the RJ Debtors may be declared bankrupt under Brazilian law and liquidated.

On June 20, 2016, Oi, together with the other RJ Debtors, filed a joint voluntary petition for judicial reorganization pursuant to the Brazilian Bankruptcy Law with the RJ Court, pursuant to an urgent measure approved by our board of directors. On December 19 and 20, 2017, the GCM was held to consider approval of the most recently filed judicial reorganization plan. The GCM concluded on December 20, 2017 following the approval of the RJ Plan reflecting amendments to the judicial reorganization plan presented at the GCM as negotiated during the course of the GCM. On January 8, 2018, the RJ Court entered the Brazilian Confirmation Order, ratifying and confirming the RJ Plan. The Brazilian Confirmation Order was published in the Official Gazette of the State of Rio de Janeiro on February 5, 2018, the Brazilian Confirmation Date. For more information with respect to the RJ Proceedings, see “Item 4. Information on the Company—Our Recent History and Development—Our Judicial Reorganization Proceedings.”

The Brazilian Confirmation Order, according to its terms, is currently binding on all parties, although it is subject to pending appeals with no suspensive effect attributed to it. By operation of the RJ Plan and the Brazilian Confirmation Order, provided that the Brazilian Confirmation Order is not overturned or altered as a result of the pending appeals filed against it by certain creditors, the unsecured claims against the RJ Debtors have been novated and discharged under Brazilian law and holders of such claims are entitled only to receive the recoveries set forth in the RJ Plan in exchange for their claims in accordance with the terms and conditions of the RJ Plan. As of the date of this annual report, there are several appeals of the Brazilian Confirmation Order pending.

If the Brazilian Confirmation Order is overturned or modified and, as a result, the RJ Debtors are declared bankrupt, which under Brazilian law is generally followed by a liquidation of the debtors’ assets, the rights and guarantees of the creditors recognized by the RJ Court will be restored under the original terms as if the RJ Plan had never been approved, net of amounts validly received pursuant to the RJ Plan, in accordance with Brazilian Bankruptcy Law. A modification of the Brazilian Confirmation Order may lead to a breach of the RJ Plan by the debtors. In case of breach of the RJ Plan by the RJ Debtors, creditors will be entitled to (1) approve a modification to the RJ Plan at a meeting of creditors complying with the quorum requirements established in the Brazilian Bankruptcy Law, or (2) seek to have the RJ Debtors adjudicated as bankrupt by the RJ Court.

We have identified a material weakness in our internal control over financial reporting which has materially adversely affected our ability to timely and accurately report our results of operations and financial condition. This material weaknesses may not have been fully remediated as of the filing date of this annual report and we cannot assure you that other material weaknesses will not be identified in the future.

Under the supervision and with the participation of our chief executive officer and our chief financial officer, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2018 based on the criteria established in “Internal Control —Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that as of December 31, 2018, our internal control over financial reporting was not effective because a material weakness existed. A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual consolidated financial statements will not be prevented or detected on a timely basis. For more information about this material weakness, see “Item 15. Controls and Procedures.”

Although we have implemented and continue to implement measures designed to remediate this material weakness and, in the short term, to mitigate the potential adverse effects of this material weakness, our assessment of the impact of these measures has not been completed as of the filing date of this annual report and we cannot assure you that these measures are adequate. Moreover, we cannot assure you that additional material weaknesses in our internal control over financial reporting will not arise or be identified in the future.

As a result, we must continue our remediation activities and must also continue to improve our operational, information technology, and financial systems, infrastructure, procedures, and controls, as well as continue to expand, train, retain, and manage our employee base. Any failure to do so, or any difficulties we encounter during implementation, could result in additional material weaknesses or in material misstatements in our financial statements. These misstatements could result in a future restatement of our financial statements, could cause us to fail to meet our reporting obligations, or could cause investors to lose confidence in our reported financial information, which could materially adversely affect our business, financial condition and results of operations and may generate negative market reactions, potentially leading to a decline in the price of our Common Shares, Preferred Shares or ADSs.

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

As of December 31, 2018, we had provisioned R$5,039 million for probable losses relating to various tax, labor and civil legal and administrative proceedings against us. As of December 31, 2018, we had claims against us of R$27,586 million in tax proceedings, R$771 million in labor proceedings and R$1,723 million in civil proceedings with a risk of loss classified as “possible” for which we had made no provisions. We are not required to disclose or record provisions for proceedings in which our management judges the risk of loss to be remote. However, the amounts involved in certain of the proceedings in which we believe our risk of loss is remote could be substantial. Consequently, our losses could be significantly higher than the amounts for which we have recorded provisions.

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

In the exchange agreement, or the PT Exchange Agreement, that we entered into with Pharol under which we transferred defaulted commercial paper of Rio Forte Investments S.A., or Rio Forte, to Pharol in exchange for the delivery to our company of Common Shares and Preferred Shares as described under “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—PT Option Agreement,” we agreed to indemnify Pharol against any loss arising from (1) Pharol’s contingent or absolute tax or anti-trust obligations in relation to the assets contributed to our company in the Oi capital increase in connection with which we acquired PT Portugal from Pharol in May 2014 and (2) Pharol’s management activities, with reference to acts or triggering events occurring on or prior to May 5, 2014, excluding any losses incurred by Pharol as a result of the financial investments in the Rio Forte commercial paper and the acquisition of the Rio Forte commercial paper from Oi under the PT Exchange Agreement.

In the PTP Share Purchase Agreement under which we sold PT Portugal in the PT Portugal Disposition, we agreed to indemnify Altice Portugal for breaches of our representations and warranties under the PTP Share Purchase Agreement, subject to certain customary procedural and financial limitations. There can be no assurance that we will not be subject to significant claims under these indemnification provisions and if we are subject to such claims under these indemnification provisions, we could be required to pay significant amounts, which would have an adverse effect on our financial condition.

We are subject to credit risks with respect to our customers. If we are unable to limit payment delinquencies by our customers, or if delinquent payments by our customers increase, our financial condition and results of operations could be adversely affected.

Our business significantly depends on our customers’ ability to pay their bills and comply with their obligations to us. During 2018, we recorded provisions for doubtful accounts in the amount of R$1,070 million, or 4.9% of our net operating revenue, primarily due to subscribers’ delinquencies. As of December 31, 2018, our provision for doubtful accounts was R$1,870 million.

ANATEL regulations allow us to implement certain policies to reduce customer defaults, such as service restrictions or limitations on the types of services provided based on a subscriber’s credit record. If we are unable to successfully implement policies to limit delinquencies of our Brazilian subscribers or otherwise select our customers based on their credit records, persistent subscriber delinquencies and bad debt will continue to adversely affect our operating and financial results.

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

We are dependent on key personnel and the ability to hire and retain additional personnel.

We believe that our success will depend on the continued services of our senior management team and other key personnel. Our management team is comprised of highly qualified professionals, with extensive experience in the telecommunications industry. The loss of the services of any of our senior management team or other key employees could adversely affect our business, financial condition and results of operations. We also depend on the ability of our senior management and key personnel to work effectively as a team.

Our future success also depends on our ability to identify, attract, hire, train, retain and motivate highly skilled technical, managerial, sales and marketing personnel. Competition for such personnel is intense, and we cannot guarantee that we will successfully attract, assimilate or retain a sufficient number of qualified personnel. Failure to retain and attract the necessary technical, managerial, sales and marketing and administrative personnel could adversely affect our business, financial condition and results of operations.

Certain members of our management are subject to administrative proceedings in Brazil, which could lead to their removal from office.

In December 2018, we became aware that the Enforcement Office (Superintendência de Processos Sancionadores) and the Office of the Chief Counselor (Procuradoria Federal Especializada) of the CVM issued Reports in Punitive Administrative Proceedings proposing liability for certain persons, including Eurico de Jesus Teles Neto, our chief executive officer, and José Mauro Mettrau Carneiro da Cunha, a member of our board of directors, and other of our former directors, executive officers and former or current shareholders, for alleged violations of the Brazilian Corporate Law in connection with facts related to the corporate reorganization between Oi and Pharol, which was announced in October 2013, and our subsequent capital increase, in which Pharol increased its holdings in our share capital, which was completed in May 2014.

If any such persons are found liable in these Punitive Administrative Proceedings, they will be subject to a penalty, which may vary from a warning to disqualification from acting as a member of the board of directors or board of executive officers of any publicly-held company in Brazil for a period of up to 20 years. We cannot predict when these Punitive Administrative Proceedings will be concluded.

The loss of the services of any of our senior management team could adversely affect our business, financial condition and results of operations.

We could be adversely affected by violations of anti-corruption laws and regulations.

We are required to comply with Brazilian anti-corruption laws and regulations, including Brazilian Law No. 12,846/2013, or the Brazilian Anti-Corruption Law, as well as anti-corruption laws and regulations in other jurisdictions, including the U.S. Foreign Corrupt Practices Act of 1977, or the FCPA.

The Brazilian Anti-Corruption Law, the FCPA and similar anti-corruption laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials or other persons for the purpose of obtaining or retaining business. Recent years have seen a substantial increase in anti-corruption law enforcement activity, with more frequent and aggressive investigations and enforcement proceedings by both the U.S. Department of Justice and the SEC, increased enforcement activity by non-U.S. regulators, and increases in criminal and civil proceedings brought against companies and individuals. Our policies mandate compliance with these anti-corruption laws. We operate, through our businesses, in countries that are recognized as having governmental and commercial corruption. We cannot assure you that our internal control policies and procedures will protect us from reckless or criminal acts committed by our employees, the employees of any of our businesses, or third party intermediaries. In the event that we believe or have reason to believe that our employees or agents have or may have violated applicable anti-corruption laws, including the FCPA, we may be required to investigate or have outside counsel investigate the relevant facts and circumstances, which can be expensive and require significant time and attention from senior management. Violations of these laws may result in criminal or civil sanctions, inability to do business with existing or future business partners (either as a result of express prohibitions or to avoid the appearance of impropriety), injunctions against future conduct, profit disgorgements, disqualifications from directly or indirectly engaging in certain types of businesses, the loss of business permits or other restrictions which could disrupt our business and have a material adverse effect on our business, financial condition, results of operations or liquidity.

Risks Relating to Our Operations

We face significant competition in the Brazilian market and increasing competition from other services, which may adversely affect our results of operations.

We face increasing competition throughout Brazil from other telecommunications service providers in each of our core service businesses. In our Residential Services business, we compete with other fixed-line voice service providers, primarily Claro S.A., a subsidiary of América Móvil S.A.B. de C.V., or Claro, and Telefônica Brasil S.A., a subsidiary of Telefónica S.A., or Telefônica Brasil. In addition to Claro and Telefônica Brasil, our Residential Services business competes for broadband subscribers with a myriad smaller local and regional broadband services providers. Finally, our Residential Services business competes for Pay-TV broadband subscribers with Claro and SKY Brasil Serviços Ltda., or SKY, and Telefônica Brasil. In our Personal Mobility Services business, we compete with Telefônica Brasil, Claro, and TIM Participações S.A., a subsidiary of Telecom Italia S.p.A., or TIM. In our B2B Services business, we compete with all of these competitors for small- and medium-sized enterprise, or SME, and corporate subscribers (including governmental entities) for our fixed-line and mobile services.

Our primary competitors, Telefônica Brasil, TIM and Claro are each controlled by multinational companies that may have more significant financial and marketing resources, and greater abilities to access capital on a timely basis and on more favorable terms, than our company.

As a result of competition from mobile services, we expect (1) the number of our fixed lines in service to continue to decline as some of our customers eliminate their fixed-line services in favor of mobile services, and (2) the use of existing fixed lines for making voice calls to decline, as customers replace fixed-line calls in favor of calls on mobile phones as a result of the emergence of “all-net” plans, which allow a customer to make calls to any fixed-line or mobile device of any operator for a flat monthly fee. The reduction in the number of our fixed lines in service has negatively affected and is likely to continue to negatively affect our net operating revenue and margins.

The primary drivers of competition in the broadband industry are stability and quality of the service, speed and price, with discounts typically offered in the form of bundled services. Claro and Telefônica Brasil each offer broadband services at higher speeds than ours and both offer integrated voice, broadband and Pay-TV services, typically as bundles, to the residential services market through a single network infrastructure. In addition, an increasing number of small local and regional providers are competing in the broadband space offering fiber to the home (FTTH) at competitive prices. Future offerings by our competitors that are aggressively priced or that offer additional services could have an adverse effect on our net operating revenue and our results of operations.

We offer Pay-TV services throughout the regions in which we provide residential services. Future changes in satellite technology may result in one of our competitors utilizing new satellites for DTH services that have higher capacities or better quality of service, which could adversely affect our net operating revenue and may adversely affect our results of operations. In addition, as is happening mature markets, the growth of OTT services in Brazil may further diminish the attractiveness of DTH services, which provide less user interaction. We and each of our principal competitors in the mobile telecommunications market offer UMTS (Universal Mobile Telecommunications System), or 3G, and our LTE (Long Term Evolution), or 4G, mobile telecommunications network technology. The cost of maintaining our revenue share in this market may increase and in the future we may incur higher advertising and other costs as we attempt to maintain or expand our market presence. As mobile interconnection, or MTR, tariffs have declined in recent years, a trend towards SIM card consolidation has developed, reversing the trend of customers using multiple SIM cards to participate in on-net calling plans offered by multiple service providers; this trend has resulted, and may continue to result in, a decline in the size of our customer base. Acquiring each additional personal mobility customer entails costs, including sales commissions and marketing costs. Recovering these costs depends on our ability to retain such customers. Therefore, high rates of customer churn could have a material adverse effect on the profitability of our Personal Mobility Services business. During the year ended December 31, 2018, the average monthly churn rate of our Personal Mobility Services business, representing the number of subscribers whose service was disconnected during each month, whether voluntarily or involuntarily, divided by the number of subscribers at the beginning of such month, was 4.0% per month. Our inability to compete effectively to maintain and increase our market share in this market could adversely affect our net operating revenue and profitability.

Our mobile subscribers are demanding higher quality and more data availability, which require higher investments in development, modernization, expansion and continuous improvement in service quality and customers’ experience. As discussed above, some of our competitors may have greater access to cheaper capital and the ability to invest in new technologies, including 4.5G.

As a result of the increased availability of 4G mobile network technology, there has been an increase in the use of over-the-top, or OTT, services in Brazil, including instant internet messaging and Voice over Internet Protocol, or VoIP, services on smartphone applications such as Facebook Messenger and WhatsApp. OTT applications are often free of charge, other than for data usage, accessible by smartphones, tablets and computers and allow their users to have access to potentially unlimited messaging and voice services over the Internet, bypassing more expensive traditional voice and messaging services such as two-way short (or text) message services known as SMS, which have historically been, but are no longer a source of significant revenues. With the growing use of smartphones in Brazil, an increasing number of customers are using OTT application services as a substitute for traditional voice or SMS communications. As a result of this scenario, we see the migration of traffic from voice to data and consequently the introduction of offers from almost all competitors of unlimited voice plans in their portfolio, accelerating the process of commoditization of voice service. These trends could have an adverse effect on the average revenue per unit, or ARPU, generated by our mobile customer base and our profitability.

We may be unable to implement our plans to expand and enhance our existing networks in Brazil in a timely manner or without unanticipated costs, which could hinder or prevent the successful implementation of our business plan and result in revenues and net income being less than expected.

Our business as a telecommunications services provider depends on our ability to maintain and expand our telecommunications services network. Our ability to achieve our strategic objectives depends in large part on the successful, timely and cost-effective implementation of our plans to expand and enhance our networks in Brazil. We believe that our expected growth will require, among other things:

•	continuous development of our operational and administrative systems;

•	efficiently allocating our capital;

•	increasing marketing activities;

•	improving our understanding of customer wants and needs;

•	continuous attention to service quality; and

•	attracting, training and retaining qualified management, technical, customer relations, and sales personnel.

We believe that these requirements will place significant demand on our managerial, operational and financial resources. Factors that could affect our implementation of our growth strategy include:

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

Although we believe that our cost estimates and implementation schedule are reasonable, we cannot assure you that the actual costs or time required to complete the implementation of these projects will not substantially exceed our current estimates. Any significant cost overrun or delay could hinder or prevent the successful implementation of our business plan and result in revenues and net income being less than expected. Failure to manage successfully our expected growth could reduce the quality of our services, with adverse effects on our business, financial condition and results of operations.

We make investments based on demand forecasts that may become inaccurate due to economic volatility and may result in revenues that lower than expected.

We make certain investments, such as the procurement of materials and the development of our network infrastructure, based on our forecasts of the amount of demand that customers will have for our services at a later date. However, any major changes in the Brazilian economic scenario may affect this demand and therefore our forecasts may turn out to be inaccurate. For example, economic crises may restrict credit to the population, and uncertainties relating to employment may result in a delay in the decision to acquire new products or services (such as broadband or Pay-TV). As a result, it is possible that we may make larger investments based on demand forecasts than were necessary given actual demand at the relevant time, which may directly affect our cash flow.

Furthermore, improvements in economic conditions may have the opposite effect. For example, an increase in demand not accompanied by our investment in improved infrastructure may result in a possible loss of opportunity to increase our revenue or result in the degradation of the quality of our services.

We rely on strategic suppliers of equipment, materials and certain services necessary for our operations and expansion. If these suppliers fail to provide equipment, materials or services to us on a timely basis, we could experience disruptions, which could have an adverse effect on our revenues and results of operations.

We are in processes of vendor consolidation by using only on a few strategic and most representative technology suppliers around the world to provide us with equipment and materials that we need in order to expand and to operate our business in Brazil. In addition, we rely on a third-party provider of network maintenance services in certain regions were we operate. There are a limited number of suppliers with the capability of providing the mobile network equipment and fixed-line network platforms that our operations and expansion plans require or the services that we require to maintain our networks. In addition, because the supply of mobile network equipment and fixed-line network platforms requires detailed supply planning and this equipment is technologically complex, it would be difficult for our company to replace the suppliers of this equipment. Suppliers of cables that we need to extend and maintain our networks may suffer capacity constraints or difficulties in obtaining the raw materials required to manufacture these cables. As a result, we are exposed to risks associated with these suppliers, including restrictions of production capacity for equipment and materials, availability of equipment and materials, delays in delivery of equipment, materials or services, and price increases. If these suppliers or vendors fail to provide equipment, materials or services to us on a timely basis or otherwise in compliance with the terms of our contracts with these suppliers, we could experience disruptions or declines in the quality of our services, which could have an adverse effect on our revenues and results of operations, and we might be unable to satisfy the requirements contained in our concession and authorization agreements.

Certain key inputs are subject to risks related to importation, and we acquire other key inputs from a limited number of domestic suppliers, which may further limit our ability to acquire such inputs in a timely and cost effective manner.

The high growth in data markets in general and broadband in particular may result in a limited supply of equipment essential for the provision of such services, such as data transmission equipment and modems. The restrictions on the number of manufacturers imposed by the Brazilian government for certain inputs, mainly data transmission equipment and modems, and the geographical locations of non-Brazilian manufacturers of these inputs, pose certain risks, including:

•	vulnerability to currency fluctuations in cases where inputs are imported and paid for with U.S. dollars, Euros or other foreign currencies;

•	difficulties in managing inventory due to an inability to accurately forecast the domestic availability of certain inputs; and

•	the imposition of customs or other duties on key inputs that are imported.

If any of these risks materialize, they may result in our inability to provide services to our customers in a timely manner or may affect the prices of our services, which may have an adverse effect on our business, financial condition and results of operations.

We may be unable to respond to the trend towards consolidation in the Brazilian telecommunications market.

The Brazilian telecommunications market has been subject to consolidation. Mergers and acquisitions may change market dynamics, create competitive pressures and force small competitors to find partners, and may require us to adjust our operations, marketing strategies, and product portfolio. For example, in March 2015, Telefónica S.A. acquired from Vivendi S.A., all of the shares of GVT Participações S.A., the controlling shareholder of Global Village Telecom S.A. This acquisition increased Telefónica’s share of the Brazilian telecommunications market, and we believe such trend is likely to continue in the industry as participants continue to pursue economies of scale. The entry of a new market participant with significant financial resources or potential changes in strategy by existing telecommunications service providers can change the competitive environment in the Brazilian market. We may be unable to keep pace with these changes, which could affect our ability to compete effectively and have a material adverse effect on our business, financial condition and results of operations.

Additional joint ventures, mergers and acquisitions among telecommunications service providers are possible in the future. If such consolidation occurs, it may result in increased competition within our market. We may be unable to adequately respond to pricing pressures resulting from consolidation in our market, adversely affecting our business, financial condition and results of operations. We may also consider engaging in merger or acquisition activity in response to changes in the competitive environment, which could divert resources away from other aspects of our business.

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

As sponsors of certain private employee pension plans in Brazil, which are managed by Fundação Sistel de Seguridade Social, or Sistel, and Fundação Atlântico de Seguridade Social, or FATL, our subsidiaries cover the actuarial deficits of these pension benefit plans, which provide guaranteed benefits to our retirees in Brazil and guaranteed future benefits to our current Brazilian employees at the time of their retirement. As of December 31, 2018, our Brazilian pension benefit plans had an aggregate deficit of R$579 million. Our commitment to meet these deficit obligations may be higher than we currently anticipate, and we may be required to make additional contributions or record liabilities or expenses that are higher than we currently record, which may adversely affect our financial results. If the life expectancy of the beneficiaries should exceed the life expectancies included in the actuarial models, the level of our contributions to these plans could increase. If the managers of these plans should suffer losses on the investments of the assets of these plans, we would be required to make additional contributions to these plans in order for these plans to be able to provide the agreed benefits. Any increase in the level of our contributions to these plans as a result of an increase in life expectancy or a decline in investment returns could have a material adverse effect on our financial condition or results of operations. For a more detailed description of our Brazilian pension plans, see “Item 6. Directors, Senior Management and Employees—Employees—Employee Benefits—Pension Benefit Plans.”

As a result of the RJ Proceedings, certain of our unfunded obligations under our post-retirement plans were novated. As of December 31, 2018, we had recorded R$575 million on our balance sheet as “liability for pension benefits,” net of provision for unfunded status on our balance sheet, represented by the commitment under the terms of the RJ Plan related to the financial obligations agreement, entered into by Oi and FATL intended for the payment of the mathematical provision without coverage by the plan’s assets. For more information, see “Item 6. Directors, Senior Management and Employees—Employees—Employee Benefits—Pension Benefit Plans—Fundação Atlântico de Seguridade Social—TCSPREV Plan” and note 23 to our consolidated financial statements included in this annual report.

Any impairment of the fair value at which we record our indirect investment in Unitel in our financial statements would have a material adverse effect on our financial condition and results of operations.

As of December 31, 2018, we recorded assets held for sale of R$4,923 million in our consolidated financial statements, mainly relating to our interest in Unitel, including R$2,567 million of accrued dividends owed to our company by Unitel and R$1,760 million representing the fair value of Africatel’s 25% interest in Unitel, and recorded as liabilities directly associated with assets held for sale of R$527 million, mainly relating to our interest in Unitel. The fair value of Africatel’s 25% interest in Unitel is estimated based on the internal valuation made, including cash flows forecasts for a five-year period, the choice of a growth rate to extrapolate the cash flows projections, and definition of appropriate discount rates and foreign exchange rates. In addition to the financial and business assumptions referred to above, we also take into consideration the fair value measurement of cash investments, qualitative assumptions, including the impacts of developments in our litigation against Unitel and the other Unitel shareholders, including the recently concluded international arbitration, and the opinion of the legal counsel on the outcome of this litigation.

For many years, the other shareholders of Unitel have breached several provisions of the Unitel shareholders’ agreement. Although PT Ventures is entitled to appoint three of the five members of Unitel’s board of directors, the other shareholders of Unitel failed to vote for nominees to Unitel’s board of directors nominated by PT Ventures. Although PT Ventures is entitled to appoint Unitel’s managing director, subject to the approval of the holders of 75% of Unitel’s shares, the other shareholders of Unitel failed to appoint PT Ventures’ nominee as Unitel’s managing director.

In October 2015, PT Ventures initiated an arbitration proceeding against the other shareholders of Unitel before the International Chamber of Commerce as a result of the violation by those shareholders of a variety of provisions of the Unitel shareholders’ agreement, including the provisions entitling PT Ventures to nominate the majority of the members of the board of directors of Unitel and its managing director. On February 20, 2019, the arbitral tribunal issued a final award finding that repeated breaches of the Unitel shareholders’ agreement by the other shareholders of Unitel resulted in a significant decrease of value of PT Ventures’ stake in Unitel and ordered the other shareholders of Unitel to pay PT Ventures US$339.4 million, corresponding to the loss of value of PT Ventures’ stake in Unitel, plus interest at 12-month US dollar LIBOR +2%, compounded annually from the date of the award.

On March 19, 2019, Unitel held a general shareholders meeting during which a new board of directors was elected, including, among its five members, two members nominated by PT Ventures, including one member who will also serve as the managing director of Unitel. We cannot assure you that PT Ventures will be successful in its efforts to enforce the award of the arbitral tribunal or that the other shareholders of Unitel will not breach the provisions of the Unitel shareholders’ agreement in the future.

The book value of our indirect investment in Unitel is subjected to testing for impairment when events or changes in circumstances indicate that the value of our indirect investment in Unitel may be lower than the fair value at which we carry this investment. For the year ended December 31, 2018, we recorded impairment charges of R$491 million as a result of our review of the fair value of our investment in Unitel and R$187 million related to impairment dividends. Any further impairment of our indirect investment in Unitel may result in a material adverse effect on our financial condition and results of operations.

We cannot assure you as to when PT Ventures will realize the accounts receivable recorded with respect to the declared and unpaid dividends owed to PT Ventures by Unitel or when PT Ventures will receive dividends that have been declared or that may be declared by Unitel in the future.

Since November 2012, PT Ventures has not received payments for outstanding amounts owed to it by Unitel with respect to dividends declared by Unitel for several fiscal years. Based on the dividends declared by Unitel of which PT Ventures has not received its share of payment, PT Ventures has an estimated recoverable amount of US$662 million (R$2,567 million) as of December 31, 2018.

On several occasions, PT Ventures has requested an explanation from Unitel about its failure to pay to PT Ventures its share of the declared dividends. As of the date of this annual report, PT Ventures has not received a satisfactory explanation regarding this failure to pay, nor has PT Ventures received reliable indications as to the expected timing of the payment of the accrued dividends. As a result, on October 20, 2015, PT Ventures filed a suit in the Provincial Courts of Luanda seeking payment of outstanding dividends declared in 2010 as well as the dividends for the fiscal years 2011 through 2013, together with interest thereon. PT Ventures has also filed a claim against the other Unitel shareholders in its arbitration proceeding against the other shareholders of Unitel before the International Chamber of Commerce for the payment of the outstanding dividends.

As part of its February 20, 2019 final award, the arbitral tribunal found that the other shareholders of Unitel failed, after November 2012, to ensure that PT Ventures received the same amount of dividends in foreign currency as the other non-Angolan shareholder of Unitel and ordered the other shareholders of Unitel to pay PT Ventures the amount of US$307 million, corresponding to the resulting damages, plus simple interest on this amount accruing from the dates on which PT Ventures should have received those dividends, at a 7% annual rate. In addition, the arbitral award recognized PT Ventures’ entitlement to the payment from Unitel for all of the owed and unpaid dividends, reduced by the amount, if any, that PT Ventures collects from the other Unitel shareholders in the enforcement of the award.

We cannot assure you that PT Ventures will be successful in its pending suit in the Angolan courts or in its efforts to enforce the award of the arbitral tribunal, as to the timing of the payment of the accrued dividends to our company, or whether we will be able to receive dividends that have been declared or that may be declared by Unitel in the future. Our inability to receive these dividends could have a material adverse impact on the fair value of our investment in Unitel, our financial position and our results of operations.

Risks Relating to Brazil

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. This influence, as well as Brazilian political and economic conditions, could adversely impact our business, results of operations and financial condition and on the market prices of our common shares, preferred shares and ADSs.

Oi is a Brazilian corporation, and substantially all of our operations and customers are located in Brazil. Accordingly, our financial condition and results of operations are substantially dependent on Brazil’s economy. The Brazilian federal government frequently exercises significant influence over the Brazilian economy and occasionally makes significant changes in policy and regulations. The Brazilian government’s actions to control inflation and implement macroeconomic policies have often involved, among other measures, changes in interest rates, changes in tax policies, wage and price controls, foreign exchange controls, currency devaluations, blocking access to bank accounts, imposing capital controls and limits on imports. We do not have any control over, and are unable to predict, which measures or policies the Brazilian government may adopt in the future. Our business, results of operations and financial condition and the market price of our common shares, preferred shares and ADSs may be adversely affected by changes in government policies or regulations, especially those related to the telecommunications sector, such as changes in rates and competitive conditions, as well as general economic factors, including:

•	the rate of growth of the Brazilian economy;

•	economic, political or social instability;

•	fluctuating exchange rates;

•	inflation;

•	interest rates and monetary policies;

•	reductions in salaries or income levels and unemployment rates;

•	liquidity of domestic capital and lending markets;

•	energy policy;

•	exchange controls and restrictions on remittances abroad;

•	changes to the regulatory framework governing our industry;

•	fiscal policies and changes in tax laws;

•	labor and social security policies, laws and regulations; and

•	other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty over whether the Brazilian federal government will implement changes to the policies, regulations or standards affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil and to heightened volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers, which may have an adverse effect on us and the trading price of our common shares, preferred shares and ADSs.

The ongoing economic uncertainty and political instability in Brazil may adversely affect the Brazilian economy, our business, and the market price of our common shares, preferred shares and ADSs.

Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

The recent economic instability in Brazil has contributed to a decline in market confidence in the Brazilian economy as well as to a deteriorating political environment. In addition, various ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation known as “Lava Jato,” have negatively impacted the Brazilian economy and political environment.

In recent years, there has been significant political turmoil in connection with the impeachment of President Dilma Rousseff (who was removed from office in August 2016) and investigations of her successor, President Michel Temer (who left office on January 1, 2019) as part of the ongoing “Lava Jato” investigations. President Jair Bolsonaro was elected in presidential elections that were held in Brazil in October 2018. The President of Brazil has considerable power to determine governmental policies and actions that relate to the Brazilian economy and, consequently, affect the operations and financial performance of businesses such as our company. We cannot predict which policies President Bolsonaro, who assumed office on January 1, 2019, may adopt or change during his mandate or the effect that any such policies might have on our business and on the Brazilian economy. Any such new policies or changes to current policies may have a material adverse effect on our business, results of operations and financial condition.

Furthermore, Brazil’s federal budget has been in deficit since 2014. Similarly, the governments of Brazil’s constituent states are also facing fiscal concerns due to their high debt burdens, declining revenues and inflexible expenditures. While the Brazilian Congress has approved a ceiling on government spending that will limit primary public expenditure growth to the prior year’s inflation for a period of at least 10 years, local and foreign investors believe that fiscal reforms, and in particular a reform of Brazil’s pension system, will be critical for Brazil to comply with the spending limit. As of the date of this annual report, discussions in the Brazilian Congress relating to such reforms remain ongoing. Diminished confidence in the Brazilian government’s budgetary condition and fiscal stance could result in downgrades of Brazil’s sovereign debt by credit rating agencies, negatively impact Brazil’s economy, lead to depreciation of the real and increases in inflation and interest rates, thus adversely affecting our business, results of operations and financial condition.

Uncertainty about the Brazilian government’s implementation of changes in policies or regulations that affect such implementation may contribute to economic instability in Brazil and increase the volatility of securities issued abroad by Brazilian companies, including our securities. Any of the above factors may create additional political uncertainty, adversely affect the Brazilian economy, our business, financial condition, results of operations and the market price of our common shares, preferred shares and ADSs.

Fluctuations in exchange rates may lead to substantial losses on our liabilities denominated in or linked to foreign currencies.

Since 1999, exchange rates for the real have been set by the market, i.e., a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. The exchange rate between the U.S. dollar and the Brazilian real has experienced significant fluctuations in recent years. The real depreciated by 13.4% during 2014 and by 47.1% during 2015. In 2016, the real appreciated 16.5% against the U.S. dollar and in 2017, the real depreciated 1.5%, followed by another depreciation of 17.1% in 2018.

As of December 31, 2018, R$17,873 million, or 58.8%, of our total consolidated loans and financings was denominated in currencies other than the real, excluding the fair value adjustment to our loans and financings, and R$8,827 million, or 53.7%, of our total consolidated loans and financings was denominated in currencies other than the real, after giving effect to the fair value adjustment to our loans and financing. When the real depreciates against foreign currencies, we incur losses on our liabilities denominated in foreign currencies, such as our U.S. dollar-denominated New Notes and export credit facilities, and we incur gains on our monetary assets denominated in or indexed to foreign currencies, as the liabilities and assets are translated into reais. On the other hand, when the real depreciates against foreign currencies, we incur gains on the balance of our fair value adjustment as a consequence of the gross debt balance. If significant depreciation of the real were to occur when the value of such liabilities significantly exceeds the value of such assets, including any financial instruments entered into for hedging purposes, we could incur significant losses, even if the value of those assets and liabilities has not changed in their original currency. In addition, a significant depreciation in the real could adversely affect our ability to meet certain of our payment obligations. A failure to meet certain of our payment obligations could trigger a default under certain financial covenants in our debt instruments, which could have a material adverse effect on our business and results of operations.

A portion of our capital expenditures and operating leases require us to acquire assets or use third-party assets at prices denominated in or linked to foreign currencies, some of which are financed by liabilities denominated in foreign currencies, principally the U.S. dollar. We generally do not hedge exposures relating to our capital expenditures or operating expenses against risks related to movements of the real against foreign currencies. To the extent that the value of the real decreases relative to the U.S. dollar, it becomes more costly for us to purchase these assets or services, which could adversely affect our business and financial performance. Despite the 17.1% devaluation of the real in 2018, the slow recovery of the Brazilian economy contributed to maintain inflation at controlled standards and allow the Brazilian Central Bank to reduce the SELIC rate (the Brazilian Central Bank’s overnight right) by 0.50%, ending the year at 6.5%.

Appreciation of the real against the U.S. dollar may lead to a deterioration of the country’s current account and the balance of payments, as well as to a dampening of export-driven growth. Any such appreciation could reduce the competitiveness of Brazilian exports and adversely affect net sales and cash flows from exports. Depreciation of the real relative to the U.S. dollar could create additional inflationary pressures in Brazil by increasing the price of imported products, which may result in the adoption of deflationary government policies. The sharp depreciation of the real in relation to the U.S. dollar may generate inflation and governmental measures to fight possible inflationary outbreaks, including the increase in interest rates, which reduces the purchasing power of consumers and raises the cost in the credit market. Any such macroeconomic effects could adversely affect our net operating revenues and our overall financial performance.

If Brazil experiences substantial inflation in the future, our margins and our ability to access foreign financial markets may be reduced. Inflation and government measures to curb inflation may have adverse effects on the Brazilian economy, the Brazilian securities market and our business and results of operations.

In the past, Brazil has experienced extremely high rates of inflation. Inflation, policies adopted to curb inflationary pressures and uncertainties regarding possible future governmental intervention have had and are expected to continue to have significant negative effects on the Brazilian economy generally, and have contributed to economic uncertainty and heightened volatility in the Brazilian capital markets.

According to the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or IPCA, published by the Brazilian Institute for Geography and Statistics (Instituto Brasileiro de Geografia e Estatística), the Brazilian consumer price inflation rates were 6.4% in 2014, 10.7% in 2015, 6.3% in 2016, 2.9% in 2017 and 3.7% in 2018. Brazil may experience high levels of inflation in the future and inflationary pressures may lead to the Brazilian government’s intervening in the economy and introducing policies that could harm our business and the price of our common shares, preferred shares and ADSs.

Currently, fixed broadband and mobile service providers use the General Market Price Index — Internal Availability (Índice Geral de Preços — Disponibilidade Interna), or IGP-DI, to adjust their prices. The IGP-DI is an inflation index developed by the Fundação Getúlio Vargas, or FGV, a private organization. The IGP-DI index was 3.8% in 2014, 10.7% in 2015, 7.2% in 2016, (0.42)% in 2017 and 7.1% in 2018.

Since 2006, rates for fixed-line services have been indexed to the telecommunication services index (Índice de Serviços de Telecomunicações), or IST, adjusted by a productivity factor, which is defined by ANATEL Resolution 507/2008. The IST is an index composed of other domestic price indexes (including the IPCA, the IGP-DI and the General Market Price Index (Índice Geral de Preços ao Mercado), or IGP-M, published by FGV, among others) that is intended to reflect the telecommunications industry’s operating costs. As a result, this index serves to reduce potential discrepancies between our industry’s revenue and costs, and thus reduce the apparent adverse effects of inflation on our operations. The productivity factor, pursuant to which ANATEL is authorized to adjust fee rates, is calculated based on a compensation index established by ANATEL to incentivize operational efficiency and to share related gains in earnings from fixed line services with customers through fee rate adjustments. The IST is calculated based on a 12-month period average. This may cause increases in our revenues above or below our costs (including salaries), with potentially adverse impacts on our profitability.

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

Our financial expenses are affected by changes in the interest rates that apply to our floating rate debt. As of December 31, 2018, we had, among other consolidated debt obligations, excluding the fair value adjustment to our loans and financings, R$12,256 million of loans and financings that were subject to variable interest rates, including R$8,640 million of loans and financings and debentures that were subject to the Interbank Certificate of Deposit (Certificado de Depósito Interbancário), or CDI, rate, an interbank rate, and R$3,616 million of loans and financings that were subject to the Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or TJLP, a long-term interest rate. As of December 31, 2018, we had, among other consolidated debt obligations, after giving effect to the fair value adjustment to our loans and financing, R$7,566 million of loans and financings that were subject to variable interest rates, including R$3,950 million of loans and financings and debentures that were subject to the CDI rate, and R$3,616 million of loans and financings that were subject to the TJLP rate.

The TJLP includes an inflation factor and is determined quarterly by the National Monetary Council (Conselho Monetário Nacional). In particular, the TJLP and the CDI rate have fluctuated significantly in the past in response to the expansion or contraction of the Brazilian economy, inflation, Brazilian government policies and other factors. For example, the CDI increased from 11.57% per annum as of December 31, 2014 to 14.13% per annum as of December 31, 2015, and decreased to 13.63% per annum as of December 31, 2016, 6.89% per annum as of December 31, 2017 and 6.40% per annum as of December 31, 2018.

The market value of securities issued by Brazilian companies is influenced by the perception of risk in Brazil and other countries, which may have a negative effect on the trading price of Common Shares, Preferred Shares and ADSs and may restrict our access to international capital markets.

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

Risks Relating to the Common Shares, Preferred Shares and ADSs

Holders of Common Shares, Preferred Shares or ADSs may not receive any dividends or interest on shareholders’ equity.

According to Oi’s by-laws and the Brazilian Corporate Law, Oi must pay its shareholders at least 25% of Oi’s consolidated annual net income as dividends or interest on shareholders’ equity, as calculated and adjusted in accordance with the Brazilian Corporate Law. This adjusted net income may be capitalized, used to absorb losses or otherwise retained as allowed under the Brazilian Corporate Law and Oi’s by-laws and may not be available to be paid as dividends or interest on shareholders’ equity. Holders of Common Shares or Common ADSs may not receive any dividends or interest on shareholders’ equity in any given year due to the dividend preference of Preferred Shares. Additionally, the Brazilian Corporate Law allows a publicly traded company like Oi to suspend the mandatory distribution of dividends in any particular year if Oi’s board of directors informs Oi’s shareholders at the ordinary general shareholders’ meeting that such distributions would be inadvisable in view of Oi’s financial condition or cash availability and subject to approval of the general shareholders’ meeting. In addition, the members of Oi’s fiscal council must issue an opinion with respect to the suspension of the mandatory distribution of dividends and Oi’s board of directors must submit to the CVM the justification for such suspension.

Moreover, under the RJ Plan, Oi and the other RJ Debtors are prohibited from declaring or paying dividends, interest on shareholders’ equity or other forms of return on capital or making any other payment or distribution on or related to their shares (including any payment related to a merger or consolidation) until the sixth anniversary of the date of the Judicial Ratification of the RJ Plan. After the sixth anniversary of the date of the Judicial Ratification of the RJ Plan, Oi and the other RJ Debtors will be permitted to declare or pay dividends, interest on shareholders’ equity or other forms of return on capital or make any other payment or distribution on or related to their shares (including any payment related to a merger or consolidation) if Oi meets a certain financial ratio, as described under “Item 8. Financial Information—Dividends and Dividend Policy.” There shall not be any restriction to the distribution of dividends under the RJ Plan after the full payment of the Financial Credits (as defined in the RJ Plan). The restrictions of the payment of dividends and other distributions described in this paragraph are subject to certain exceptions, as described under “Item 8. Financial Information—Dividends and Dividend Policy.”

Holders of ADSs are not entitled to attend shareholders’ meetings and may only vote through the depositary.

Under Brazilian law, only shareholders registered as such in Oi’s corporate books may attend Oi’s shareholders’ meetings. All Common Shares and Preferred Shares underlying our ADSs are registered in the name of the depositary. Consequently, a holder of ADSs is not entitled to attend Oi’s shareholders’ meetings. Holders of ADSs may exercise the voting rights with respect to Common Shares and the limited voting rights with respect to Preferred Shares represented by our ADSs only in accordance with the applicable deposit agreement relating to the ADSs. There are practical limitations upon the ability of holders of ADSs to exercise their voting rights due to the additional steps involved in communicating with holders of ADSs. For example, Oi is required to publish a notice of Oi’s shareholders’ meetings in certain newspapers in Brazil. To the extent that holders of Common Shares or Preferred Shares are entitled to vote at a shareholders’ meeting, they will be able to exercise their voting rights by attending the meeting in person or voting by proxy. By contrast, holders of ADSs will receive notice of a shareholders’ meeting by mail from the depositary following Oi’s notification to the depositary of the shareholders’ meeting and Oi’s request that the depositary inform holders of ADSs of the shareholders’ meeting. To exercise their voting rights, holders of ADSs must instruct the depositary on a timely basis. This voting process will take longer for holders of ADSs than for holders of Common Shares or Preferred Shares. If the depositary fails to receive timely voting instructions for all or part of ADSs, the depositary will assume that the holders of those ADSs are instructing it to give a discretionary proxy to a person designated by us to vote their ADSs, except in limited circumstances.

We cannot assure you that holders of ADSs will receive the voting materials in time to ensure that such holders can instruct the depositary to vote Common Shares or Preferred Shares underlying their ADSs. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions of the holders of ADSs or for the manner of carrying out those voting instructions. Accordingly, holders of ADSs may not be able to exercise voting rights, and they will have no recourse if the Common Shares or Preferred Shares underlying their ADSs are not voted as requested.

Holders of Common Shares, Preferred Shares or ADSs in the United States may not be entitled to participate in future preemptive rights offerings of Common Shares or Preferred Shares.

Under Brazilian law, if Oi offers to issue new shares in exchange for cash or assets as part of a capital increase, Oi generally must grant its shareholders the right to purchase a sufficient number of the offered shares to maintain their existing ownership percentage. Rights to purchase shares in these circumstances are known as preemptive rights. Oi may not legally be permitted to allow holders of Common Shares, Preferred Shares or ADSs in the United States to exercise any preemptive rights in any future capital increase unless either (1) Oi files a registration statement with the U.S. Securities and Exchange Commission, or SEC, with respect to that offering of shares, as Oi did for its most recent capital increase, or (2) that offering of shares qualifies for an exemption from the registration requirements of the Securities Act. At the time of any future capital increase, Oi will evaluate the costs and potential liabilities associated with filing a registration statement with the SEC and any other factors that Oi considers important in determining whether to file such a registration statement. Oi is not obligated to file a registration statement in connection with any future capital increase, and Oi cannot assure the holders of Common Shares, Preferred Shares or ADSs in the United States that it will file a registration statement with the SEC to allow them to participate in a preemptive rights offering. As a result, the equity interest of such holders in Oi may be diluted.

If holders of ADSs exchange them for Common Shares or Preferred Shares, they may risk temporarily losing, or being limited in, the ability to remit foreign currency abroad and certain Brazilian tax advantages.

The Brazilian custodian for the common shares and preferred shares underlying our ADSs has obtained an electronic registration number with the Brazilian Central Bank to allow the depositary to remit U.S. dollars abroad. ADS holders benefit from the electronic certificate of foreign capital registration from the Brazilian Central Bank obtained by the custodian for the depositary, which permits it to convert dividends and other distributions with respect to the common shares or preferred shares into U.S. dollars and remit the proceeds of such conversion abroad. If holders of our ADSs decide to exchange them for the underlying common shares or preferred shares, they will be required to appoint a Brazilian financial institution to act as their legal representative who shall be responsible, among other things, for keeping and updating the investors’ certificates of registrations with the Central Bank, as provided in CMN Resolution No. 4,373. Investors will only be able to remit U.S. dollars abroad if the relevant new electronic certificate of foreign capital registration in connection with the common shares or preferred shares is previously obtained. If such Investors fail to obtain or update the relevant certificates of registration, it may result in additional expenses and may cause delays in receiving distributions. See “Item 10. Additional Information—Exchange Controls.”

Also, if holders of our ADSs exchange our ADSs for Common Shares or Preferred Shares, generally they may be subject to a less favorable tax treatment on the proceeds from any sale of, our common shares or preferred shares. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations.”

Holders of ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.

Oi is organized under the laws of Brazil, and all of the members of Oi’s board of directors, Oi’s executive officers and Oi’s independent registered public accountants reside or are based in Brazil. The vast majority of Oi’s assets and those of these other persons are located in Brazil. As a result, it may not be possible for holders of ADSs to effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to enforce any judgments obtained in the United States or other jurisdictions outside Brazil against Oi or these other persons. In addition, because substantially all of Oi’s assets and all of Oi’s directors and executive officers reside outside the United States, any judgment obtained in the United States against Oi or any of Oi’s directors or executive officers may not be collectible within the United States. Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain conditions are met, holders may face greater difficulties in protecting their interests in the case of actions by Oi, Oi’s directors or executive officers than would shareholders of a U.S. corporation.

Holders of Common Shares and Preferred Shares will be subject to, and holders of ADSs could be subject to, Brazilian income tax on capital gains from sales of Common Shares, Preferred Shares or ADSs.

According to Article 26 of Brazilian Law No. 10,833/2003, if a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a Non-Brazilian Holder, disposes of assets located in Brazil, the transaction will be subject to taxation in Brazil, even if such disposition occurs outside Brazil or if such disposition is made to another Non-Brazilian Holder. Accordingly, on the disposition of common shares or preferred shares, which are considered assets located in Brazil, the Non-Brazilian Holder will be subject to income tax on the gains assessed, following the rules described under ““Item 10. Additional Information—Taxation—Brazilian Tax Considerations—Taxation of Gains,” regardless of whether the transactions are conducted in Brazil or abroad and with a Brazilian resident or not. A disposition of our ADSs, however, involves the disposal of a non-Brazilian asset, which in principle should not be subject to taxation in Brazil. Nevertheless, in the event that the concept of “assets located in Brazil” is interpreted to include our ADSs, this tax law could result in the imposition of withholding taxes on the disposition of our ADSs made by Non-Brazilian Holders. Due to the fact that, as of the date of this annual report, Article 26 of Brazilian Law No. 10,833/2003 has no judicial guidance as to its application to ADSs, we are unable to predict which interpretation would ultimately prevail in Brazilian courts. See “Item 10. Additional Information—Taxation—Brazilian Tax Considerations —Taxation of Gains.”

We believe Oi was a passive foreign investment company for our taxable year ended December 31, 2018, which could result in adverse U.S. federal income tax consequences to U.S. Holders of our Common Shares, Preferred Shares or ADSs.

Oi will be classified as a passive foreign investment company, or PFIC, in any taxable year if either: (1) 50% or more of the fair market value of our gross assets (determined on the basis of a quarterly average) for the taxable year produce passive income or are held for the production of passive income, or (2) 75% or more of our gross income for the taxable year is passive income. As a publicly traded foreign corporation, Oi intends for this purpose to treat the aggregate fair market value of our gross assets as being equal to the aggregate value of our outstanding stock plus the total amount of our liabilities (“market capitalization”) and to treat the excess of the fair market value of our assets over their book value as a nonpassive asset to the extent attributable to our nonpassive income. Based on the market price of the Common Shares and the Preferred Shares and the composition of our assets, we believe Oi was a PFIC for U.S. federal income tax purposes for our taxable year ended December 31, 2018. Furthermore, unless the value of the Common Shares and the Preferred Shares increases and/or we invest a substantial amount of our cash and other passive assets in assets that produce active income, there is a risk Oi will be a PFIC for our taxable year ending December 31, 2019. The application of the PFIC rules is subject to uncertainty in several respects, and we must make a separate determination after the close of each taxable year as to whether Oi was a PFIC for such year. Because we believe Oi was a PFIC for our taxable year ended December 31, 2018, certain adverse U.S. federal income tax consequences could apply to a U.S. investor who holds Common Shares or Preferred Shares or ADSs with respect to any “excess distribution” received from Oi and any gain from a sale or other disposition of Common Shares or Preferred Shares or ADSs, and U.S. investors also may be subject to additional reporting obligations with respect to Common Shares or Preferred Shares or ADSs. We do not intend to provide the information necessary for a U.S. investor to make a qualified electing fund election with respect to the Common Shares or Preferred Shares or ADSs. See “Item 10. Additional Information—Taxation – U.S. Federal Income Tax Considerations – Passive Foreign Investment Company Rules.”

If a United States person is treated as owning at least 10% of Oi’s shares, such holder may be subject to adverse U.S. federal income tax consequences.

If a United States person is treated as owning (directly, indirectly or constructively) at least 10% of the value or voting power of Oi’s shares, such person may be treated as a “United States shareholder” with respect to each “controlled foreign corporation” in our group (if any). If United States shareholders own (or are treated as owning) more than 50% of the value or voting power of Oi’s shares, Oi would (and our non-U.S. subsidiaries could) be treated as controlled foreign corporations. In addition, if our group includes one or more U.S. subsidiaries, certain of our non-U.S. subsidiaries could be treated as controlled foreign corporations (regardless of whether we are treated as a controlled foreign corporation). A United States shareholder of a controlled foreign corporation may be required to report annually and include in its U.S. taxable income its pro rata share of “Subpart F income,” “global intangible low-taxed income” and investments in U.S. property by controlled foreign corporations, regardless of whether we make any distributions. An individual that is a United States shareholder with respect to a controlled foreign corporation generally would not be allowed certain tax deductions or foreign tax credits that would be allowed to a United States shareholder that is a U.S. corporation. Failure to comply with these reporting obligations may subject you to significant monetary penalties and may prevent the statute of limitations with respect to your U.S. federal income tax return for the year for which reporting was due from starting. We cannot provide any assurances that we will assist investors in determining whether any of our non-U.S. subsidiaries are treated as a controlled foreign corporation or whether such investor is treated as a United States shareholder with respect to any of such controlled foreign corporations or furnish to any United States shareholders information that may be necessary to comply with the aforementioned reporting and tax paying obligations. Certain of our shareholders may be United States shareholders. The determination of controlled foreign corporation status is complex and includes attribution rules, the application of which is not entirely certain. A United States investor should consult its advisors regarding the potential application of these rules to an investment in Oi’s common shares, preferred shares or ADSs.

Trading on over-the-counter markets may be volatile and sporadic, which could depress the market price of the Preferred ADS and make it difficult for holders to resell Oi’s Preferred ADSs.

On June 21, 2016, the Preferred ADSs were delisted from the NYSE. On June 23, 2016, the OTC Markets Group, Inc. began publishing quotations for the Preferred ADS in the “pink sheets” under the trading symbol OIBRQ. Trading in stock quoted on over the counter markets is often thin, volatile, and characterized by wide fluctuations in trading prices due to many factors that may have little to do with our operations or business prospects. This volatility could depress the market price of the Preferred ADSs for reasons unrelated to operating performance. Moreover, the over the counter markets are not a stock exchange, and trading of securities on the over the counter markets is often more sporadic than the trading of securities listed on other stock exchanges such as the NYSE, the NASDAQ Stock Market or the American Stock Exchange. Accordingly, holders of Preferred ADSs may have difficulty reselling such securities.

ITEM 4.	INFORMATION ON THE COMPANY

Overview

We are one of the principal integrated telecommunications service providers in Brazil with approximately 57.1 million revenue generating units, or RGUs, as of December 31, 2018. We operate throughout Brazil and offer a range of integrated telecommunications services that include Residential Services, Personal Mobility Services and B2B Services.

Our Residential Services business includes local and long-distance fixed-line voice services, broadband services and Pay-TV services provided to residential customers in our fixed-line concession service areas, comprising the entire territory of Brazil other than the State of São Paulo. We are the largest fixed-line telecommunications company in Brazil in terms of total number of lines in service as of December 31, 2018 based on our 11.8 million fixed lines in service as of December 31, 2018, with a market share of 51.1% of the total fixed lines in service in our service areas as of that date. We own the largest fiber optic network in Brazil, with more than 360,000 kilometers of installed fiber optic cable, distributed throughout Brazil. We focus on increasing the revenue generated by this customer base by aggressively promoting convergent services (double-play, triple-play and quadruple-play packages) including our mobile, broadband and Pay-TV services. We offer a variety of high-speed broadband services. As of December 31, 2018, we had 4.9 million ADSL subscribers, representing 59.0% of our residential fixed line customers as of that date. We offer Pay-TV services under our Oi TV brand. We deliver Pay-TV services throughout our residential service areas using DTH satellite technology. As of December 31, 2018, we had 1.6 million residential Pay-TV subscribers, representing 19.2% of our residential fixed line customers as of that date.

Our Personal Mobility Services business offers mobile telecommunications services throughout Brazil. Our mobile network covers areas in which approximately 94.0% of the Brazilian population lives and works. In addition, we provide network usage (interconnection) services. Based on our 37.7 million mobile subscribers as of December 31, 2018, we had a 16.4% market share of the Brazilian mobile telecommunications market as of that date.

Our B2B Services business provides voice, broadband, Pay-TV, data transmission and other telecommunications services to small and medium sized enterprises, or SMEs, corporation and governmental agencies throughout Brazil. We also provide wholesale interconnection, network usage (interconnection) services and traffic transportation services to other telecommunications providers.

Our principal executive office is located at Rua Humberto de Campos No. 425, 8th floor–Leblon, 22430-190 Rio de Janeiro, RJ, Brazil, and our telephone number at this address is (55-21) 3131-2918.

Our Recent History and Development

Our Judicial Reorganization Proceedings

In June 2016, after considering the challenges arising from our economic and financial situation in connection with the maturity schedule of our financial debts, the threats to our cash flows represented by imminent attachments or freezing of assets in judicial lawsuits, and the urgent need to adopt measures that protect our company, we concluded that filing of a request for judicial reorganization (recuperação judicial) in Brazil would be the most appropriate course of action (1) to preserve the continuity of our offering of quality services to our customers, within the rules and commitments undertaken with ANATEL, (2) to preserve the value of our company, (3) to maintain the continuity of our operations and corporate activities in an organized manner that protects the interests of our company, customers, shareholders and other stakeholders, and (4) to protect our cash and cash equivalents.

On June 20, 2016, Oi, together with the other RJ Debtors, filed a joint voluntary petition for judicial reorganization pursuant to the Brazilian Bankruptcy Law with the RJ Court, pursuant to an urgent measure approved by our board of directors. Following a protracted period of negotiation with various creditor constituencies, on December 12, 2017, the RJ Debtors filed the RJ Plan with the RJ Court.

Approval of RJ Plan at GCM and Confirmation of Judicial Reorganization Plan by RJ Court

On December 19 and 20, 2017, the GCM to consider approving the RJ Plan was held following the confirmation that the required quorum of creditors of each of classes I, II, III, and IV was in attendance. As part of the RJ Plan, we negotiated the terms of the Commitment Agreement with members of the Ad Hoc Group, the IBC and certain other unaffiliated bondholders under which such bondholders agreed to backstop the Rights Offer, subject to the terms and conditions of the Commitment Agreement. The GCM concluded on December 20, 2017 following the approval of the RJ Plan by a significant majority of creditors of each class present at the GCM, reflecting amendments to the RJ Plan presented at the GCM as negotiated during the course of the GCM.

On January 8, 2018, the RJ Court entered the Brazilian Confirmation Order, ratifying and confirming the RJ Plan, according to its terms, but modifying certain provisions of the RJ Plan. The Brazilian Confirmation Order was published in the Official Gazette of the State of Rio de Janeiro on February 5, 2018, the Brazilian Confirmation Date.

The Brazilian Confirmation Order, according to its terms, is currently binding on all parties. By operation of the RJ Plan and the Brazilian Confirmation Order the unsecured claims against the RJ Debtors have been novated and discharged under Brazilian law and holders of such claims have received the recoveries set forth in the RJ Plan in exchange for their claims in accordance with the terms and conditions of the RJ Plan.

As of the deadline to file interlocutory appeals, 27 interlocutory appeals had been filed against the Brazilian Confirmation Order. Although subject to these pending interlocutory appeals, the Brazilian Confirmation Order has not been stayed, fully or partially, and therefore remains in full force and effect, according to its terms. As of the date of this annual report, the term to file an appeal against the Brazilian Confirmation Order has ended for all parties. Following the resolution of these interlocutory appeals, including eventual appeals to the Brazilian Superior and Supreme Courts, the Brazilian Confirmation Order will become final and binding on all parties under Brazilian law.

Recognition Proceedings in the United States

On June 22, 2016, the U.S. Bankruptcy Court entered an order granting the provisional relief requested by the Chapter 15 Debtors in their cases that were filed on June 21, 2016 under Chapter 15 of the United States Bankruptcy Code. On July 21, 2016, the U.S. Bankruptcy Court held a hearing with respect to the Chapter 15 Debtors petition for recognition of the RJ Proceedings as a main foreign proceedings with regard to each of the Chapter 15 Debtors and did not receive any objections to such petition. On July 22, 2016, the U.S. Bankruptcy Court granted the U.S. Recognition Order.

On April 17, 2018, the foreign representative for the Chapter 15 Debtors filed a motion with the U.S. Bankruptcy Court seeking an order of that court granting, among other things, full force and effect to the RJ Plan and the Brazilian Confirmation Order in the United States. On June 14, 2018, the U.S. Bankruptcy Court granted the requested order. As a result, the claims with respect to the Defaulted Bonds that were governed by New York law have been novated and discharged under New York law and the holders of these Defaulted Bonds were entitled only to receive the recovery set forth in the RJ Plan in exchange for the claims represented by these Defaulted Bonds.

For more information regarding the proceedings in the United States relating to the RJ Proceedings, see “Item 8. Financial Information—Legal Proceedings—Legal Proceedings Relating to Our Financial Restructuring—Recognition Proceedings in the United States.”

Recognition of the RJ Plan in the United Kingdom

On June 23, 2016, the High Court of Justice of England and Wales granted the U.K. Recognition Orders.

As a result of the homologation of the PTIF Composition Plan described below under “—Restructuring of Our Dutch Finance Subsidiaries” on June 20, 2018, the PTIF Composition Plan is automatically recognized by each EU member state of the, including the UK, under the European Insolvency Regulation (2015/848). As a result, the claims against PTIF with respect to the Defaulted Bonds that were governed by English law have been novated and discharged as a matter of English law and the holders of these Defaulted Bonds are entitled only to receive the recovery set forth in the RJ Plan in exchange for the claims represented by these Defaulted Bonds.

For more information regarding the proceedings in the United Kingdom relating to the RJ Proceedings, see “Item 8. Financial Information—Legal Proceedings—Legal Proceedings Relating to Our Financial Restructuring—Recognition Proceedings in the United Kingdom.”

Restructuring of Dutch Finance Subsidiaries

Although the RJ Proceedings have been recognized in the United States, England and Wales and Portugal, the laws of The Netherlands do not provide for the recognition of the RJ Proceedings. Two of the RJ Debtors, Oi Coop and PTIF, are organized under the laws of The Netherlands. As a result, a group of holders of some of the Defaulted Bonds issued by Oi Coop and PTIF brought proceedings against these RJ Debtors in The Netherlands.

On April 10, 2018, PTIF deposited a draft of the PTIF Composition Plan with the Dutch District Court and Oi Coop deposited a draft of the Oi Coop Composition Plan with the Dutch District Court. The PTIF Composition Plan and the Oi Coop Composition Plan each provide for the restructuring of the claims against PTIF and Oi Coop on substantially the same terms and conditions as the RJ Plan.

On May 17, 2018, meetings of each series of bonds issued by PTIF were held at which the bondholders voted in favor of extraordinary resolutions providing for: (1) the release Oi’s guarantee for each of the relevant series of Defaulted Bonds, (2) the authorization of the trustee of each outstanding series of Defaulted Bonds issued by PTIF to act as a sole creditor of such Defaulted Bonds, submit a claim on behalf of the holders of such Defaulted Bonds to the PTIF Trustee in relation to the PTIF bankruptcy and vote in favor of the PTIF Composition Plan, and (3) authorize the trustee of each outstanding series of Defaulted Bonds issued by PTIF to request the PTIF Trustee in respect of its vote on behalf of PTIF, to vote in favor of the Oi Coop Composition Plan.

On June 1, 2018, at a meeting of the creditors of PTIF in the Netherlands, the creditors of PTIF approved the PTIF Composition Plan and directed the PTIF Trustee to vote PTIF’s claims in Oi Coop in favor of the Oi Coop Composition Plan. Also on June 1, 2018, at a meeting of the creditors of Oi Coop, the creditors of Oi Coop approved the Oi Coop Composition Plan.

On June 11, 2018, the Dutch District Court confirmed the PTIF Composition Plan and the Oi Coop Composition Plan at a homologation hearing. The homologation was subject to an eight day appeal period, which expired on June 19, 2018. As of that date, no appeals had been filed. As a result, the PTIF Composition Plan and the Oi Coop Composition Plan are effective as a matter of Dutch law, the bankruptcies of PTIF and Oi Coop have terminated and the PTIF Composition Plan and the Oi Coop Composition Plan have full force and effect in each member state of the European Union.

Recognition Orders in Portugal

On November 14, 2016, Oi and Telemar requested the Third Lisbon Commercial Court, or the Portuguese Court, to recognize the RJ Proceedings in relation to Oi and Telemar in Portugal under the Portuguese Insolvency and Corporate Recovery Code. On July 11, 2017, Oi Mobile requested the Portuguese Court to recognize the RJ Proceedings in relation to Oi Mobile in Portugal under the Portuguese Insolvency and Corporate Recovery Code. The Portuguese Court granted recognition of the RJ Proceedings in Portugal in relation to Oi and Telemar on March 1, 2017 and Oi Mobile on August 4, 2017.

On May 9, 2018, Oi, Telemar and Oi Mobile, along with Copart 4 and Copart 5, filed a request for recognition of the RJ Plan in Portugal with respect to these entities. On August 1, 2018, the Portuguese Court rejected this decision on the grounds that the RJ Plan was still subject to appeal in Brazil. Oi appealed this decision, and on October 26, 2018, the Lisbon Court of Appeal reversed the decision of the Portuguese Court, recognized in Portugal the decision rendered by the RJ Court on January 8, 2018 and published on February 5, 2018, which confirmed the RJ Plan, and ordered the publication of the Brazilian decision in Portugal.

Implementation of the Financial Settlement of the Judicial Reorganization Plan

Settlement of Class I Claims

As a result of the commencement of the RJ Proceedings on June 20, 2016, (1) all outstanding labor claims against the RJ Debtors as of that date and (2) our obligations to fund certain of our post-retirement defined benefit plans as of that date became subject to compromise under our RJ Proceedings. As of December 31, 2017, the aggregate amount of the contingencies for labor claims recognized by the RJ Court was R$899 million, and the aggregate amount of our unfunded obligations under our post-retirement defined benefit plans recognized by the RJ Court was R$560 million, all of which related to claims of FATL. For more information regarding these labor contingencies, see notes 19 and 29 to our audited consolidated financial statements. For more information regarding our unfunded obligations under our post-retirement defined benefit plans, see note 23 to our audited consolidated financial statements.

Under the RJ Plan, labor claims were classified as Class I claims. Under the RJ Plan, generally all labor claims were paid in five equal monthly installments, beginning on August 5, 2018, the six-month anniversary of the Brazilian Confirmation Date. Labor claims not yet adjudicated will be paid in five equal monthly installments, beginning six months after a final, non-appealable ruling of the relevant court hearing a labor claim.

Labor claims for which a judicial deposit was posted by any of the RJ Debtors was paid through the immediate disbursement of the amount deposited in court and, in the event that the related judicial deposit was lower than the labor claim recognized by the RJ Court, the judicial deposit was used to pay part of the labor claim and the outstanding balance of the labor claim was paid in five equal monthly installments, beginning on August 5, 2018, the six-month anniversary of the Brazilian Confirmation Date. In the event that the related judicial deposit was greater than the amount of the labor claim recognized by the RJ Court, the RJ Debtors were entitled to withdraw the difference from the judicial deposit.

Labor claims for which no judicial deposit was posted by any of the RJ Debtors will be paid through judicial deposits that have been attached to the court records of the related case.

Under the RJ Plan, our obligations to fund our post-retirement defined benefit plans were classified as Class I claims. Claims due to FATL are payable in six annual, equal installments, beginning on February 5, 2023, the fifth anniversary of the Brazilian Confirmation Date and the amount due bears interest at the rate of the National Consumer Price Index (INPC) plus 5.5% per annum from February 5, 2018. Interest will be capitalized to increase the principal balance of these claims on an annual basis until February 5, 2018, and will be paid annually in cash thereafter through the final maturity.

Settlement of Class II Claims

Under the RJ Plan, the claim of BNDES under our credit facilities with BNDES was classified as a Class II claim. As of December 31, 2017, the aggregate amount of the claims recognized by the RJ Court under our credit facilities with BNDES was R$3,326 million. Under the RJ Plan, BNDES is entitled to receive payment of 100% of the principal amount of its recognized claims in reais, adjusted by the interest/inflation adjustment rate. The principal amount of these claims will be paid in 108 monthly installments beginning in March 2024, in the amount of 0.33% of the outstanding principal for the first 60 monthly installments, 1.67% of the outstanding principal for the next 47 monthly installments and the remainder at maturity on February 15, 2033. The principal amount of these claims will accrue interest at the TJLP rate plus 2.946372%per annum from February 5, 2018. Interest will be capitalized to increase the principal balance under these claims on an annual basis until February 5, 2022, and will be paid monthly in cash thereafter through the final maturity.

Settlement of Class III Claims – Defaulted Bonds

Under the RJ Plan, the claims of holders of the Defaulted Bonds were classified as Class III claims. As of December 31, 2017, the aggregate amount of the claims recognized by the RJ Court of holders of our Defaulted Bonds was R$32,314 million. Under the RJ Plan, each holder of Defaulted Bonds was entitled to receive the Qualified Recovery (as described below), the Non-Qualified Recovery (as described below) or the Default Recovery (as described under “—Settlement of Class III and Class IV Claims – Default Recovery”) in respect of the claims evidenced by the Defaulted Bonds such holder beneficially held. We refer to the amount of these claims as Bondholder Credits.

Under the RJ Plan, holders of Defaulted Bonds were entitled to make an election with respect to the form of the recovery that they were entitled to receive based on whether such holder had individualized its claim before the RJ Court and the aggregate amount of Bondholder Credits (consisting of the U.S. dollar equivalent of the principal amount of such Defaulted Bonds and the accrued interest until June 20, 2016, the date of the commencement of the RJ Proceedings) represented by such holder’s Defaulted Bonds. Holders that had individualized their claims were entitled to elect (1) the Qualified Recovery if the aggregate amount of their Bondholder Credits was US$750,000 or more, or (2) the Non-Qualified Recovery if the aggregate amount of their Bondholder Credits was less than US$750,000. Holders that had not individualized their claims or did not elect the Qualified Recovery or Non-Qualified Recovery were entitled to the Default Recovery. The period to make these elections commenced on February 6, 2018 and expired on March 8, 2018.

Qualified Recovery

Under the RJ Plan, the Qualified Recovery consisted of New Notes, newly issued Common ADSs, Common ADSs previously held by PTIF and ADWs to subscribe to newly issued Common ADSs in amounts determined based on the amount of Bondholder Credits evidenced by the Defaulted Bonds of each series of Defaulted Bonds held by a holder.

Under Brazilian law, prior to issuing the Common Shares underlying the newly issued Common ADSs or the Warrants underlying the newly issued ADWs to holders of Defaulted Bonds, Oi was required to conduct a preemptive offer of those Common Shares and Warrants to all holders of its Common Shares and Preferred Shares. Holders of Common ADSs and Preferred ADSs were not entitled to participate in that preemptive offer.

Holders of preemptive rights were entitled to subscribe to Common Shares and the associated Warrants during a subscription period commencing on June 15, 2018 and ending on July 16, 2018 at a subscription price of R$7.00 per Common Share. Holders of Common Shares and Preferred Shares subscribed for 68,263 Common Shares and 5,197 Warrants in the preemptive offer. The cash proceeds of the preemptive offer were required to be made available to holders of Defaulted Bonds in lieu of the subscribed Common Shares and Warrants.

Under the RJ Plan, the Qualified Recovery with respect to each US$1,000 of Bondholder Credits consisted of approximately:

•	US$195.61 aggregate principal amount of New Notes;

•	38.57 Common ADSs representing 192.83 Common Shares;

•	2.75 ADWs; and

•	US$0.01 in cash.

The New Notes are senior unsecured obligations of Oi denominated in U.S. dollars that mature in July 2025, with the principal amount to be paid in full at maturity. The New Notes are guaranteed, jointly and severally, by each of Telemar, Oi Mobile, Oi Coop, and PTIF. The New Notes accrue interest from the Brazilian Confirmation Date. Interest on the New Notes will accrue:

•

from the Brazilian Confirmation Date until February 2019, which is the first interest payment date, until August 2021, the applicable rate will be defined at the sole discretion of Oi to be either (i) a fixed rate of 10.0% per annum payable in cash on a semi-annual basis, or (ii) a fixed rate of 12.0% per annum, of which 8.0% shall be payable in cash and 4.0% shall be payable by either increasing the principal amount of the outstanding New Notes or by issuing paid-in-kind notes, at the sole discretion of Oi, in each case, on a semi-annual basis; and

•	thereafter, at a fixed rate of 10.0% per annum payable in cash on a semi-annual basis.

Each ADW represented five Warrants. Each Warrant entitled its holder to subscribe for one Common Share at an exercise price of the equivalent in reais of US$0.01 per Common Share. Each ADW was exercisable only for Common ADSs. Each ADW and each Warrant became exercisable, subject to the terms and conditions thereof, for a period of 92 days commencing on October 3, 2018.

Non-Qualified Recovery

Under the RJ Plan, the Non-Qualified Recovery with respect to each US$1,000 of Bondholder Credits consisted of a participation interest in a principal amount of US$500 under a credit agreement that was entered into between Oi as borrower, the other RJ Debtors as guarantors, and an administrative agent, which we refer to as the Non-Qualified Credit Agreement.

Obligations under the Non-Qualified Credit Agreement are senior unsecured obligations of Oi. Obligations under the Non-Qualified Credit Agreement are guaranteed, jointly and severally, by each Telemar, Oi Mobile, Oi Coop, and PTIF. Principal under the Non-Qualified Credit Agreement will be paid in 12 semi-annual installments beginning in August 2024 in the amount of 4% of the outstanding principal for the first six semi-annual installments, 12.66% of the outstanding principal for the next five semi-annual installments and the remainder at maturity on February 15, 2030. The Non-Qualified Credit Agreement will accrue interest at the rate of 6% per annum from February 5, 2018. Interest will be capitalized to increase the principal balance under the Non-Qualified Credit Agreement on an annual basis until February 2023, and will be paid together with principal beginning in August 2024.

Settlement Procedures

Following the entry of the order of the U.S. Bankruptcy Court granting full force and effect to the RJ Plan, we commenced settlement procedures in order to permit holders of Defaulted Bonds that had validly elected to receive the Qualified Recovery and the Non-Qualified Recovery to surrender their Defaulted Bonds and receive these recoveries. The settlement of the Qualified Recovery and the Non-Qualified Recovery took place on July 27, 2018. In connection with the settlement of the Qualified Recovery, we issued (1) US$1,653.6 million principal amount of New Notes, (2) 302,846,268 new Common ADSs (representing 1,514,231,340 newly issued Common Shares), (3) 23,250,281 Common ADSs previously held by PTIF (representing 116,251,405 Common Shares), and (4) 23,295,054 ADWs representing the right to subscribe for 23,295,054 newly issued Common ADSs (representing 116,475,270 Common Shares). In connection with the settlement of the Non-Qualified Recovery, holders of Defaulted Bonds received participation interests in the Non-Qualified Credit Agreement in an aggregate amount of US$79.6 million.

Settlement of Class III Claims – Export Credit Agreements

Under the RJ Plan, the claims of lenders under our export credit facility agreements were classified as Class III claims. As of December 31, 2017, the aggregate amount of the claims recognized by the RJ Court of lenders under our export credit facility agreements was R$5,460 million.

Under the RJ Plan, each of the lenders under these export credit facility agreements will receive payment of the amount of their recognized claims under the terms of four new export credit facilities that we entered into with these lenders during June and July 2018. Telemar is the borrower under three facility agreements dated June 21, 2018, July 17, 2018 and July 26, 2018, and Oi and Oi Mobile have guaranteed Telemar’s obligations thereunder. Oi is the borrower under one facility agreement dated July 17, 2018, and Oi Mobile and Telemar have guaranteed Oi’s obligations thereunder.

Under these new export credit facilities, the principal amount of the loans will be paid in U.S. dollars in 24 semi-annual installments beginning in August 2023, in the amount of 2.0% of the outstanding principal for the first 10 semi-annual installments, 5.7% of the outstanding principal for the next 13 semi-annual installments and the remainder at maturity on February 25, 2035. The outstanding principal amount under these new export credit facilities will accrue interest at the rate of 1.75% per annum from February 5, 2018. Interest will be capitalized to increase the outstanding principal on an annual basis until February 2023, and will be paid semi-annually in cash from August 2023 through the final maturity.

Settlement of Class III Claims – Debentures

Under the RJ Plan, the claims of holders of our debentures were classified as Class III claims. As of December 31, 2017, the aggregate amount of the claims recognized by the RJ Court of holders of our debentures was R$4,119 million.

Under the RJ Plan, each holder of beneficial interests in our debentures received new debentures, in the form of either the 12th issuance of simple, unsecured, non-convertible debentures of Oi or the 6th issuance, simple, unsecured, non-convertible debentures of Telemar, both denominated in reais in an aggregate principal amount equal to the principal of the recognized claims surrendered by the holders of beneficial interests in our debentures. These new debentures were issued on February 5, 2018 and subscribed on July 30, 2018. Oi’s obligations under the 12th issuance of simple, unsecured, non-convertible debentures are guaranteed, jointly and severally, by each of Telemar, Oi Mobile, Oi Coop and PTIF. Telemar’s obligations under 6th issuance, simple, unsecured, non-convertible debentures are guaranteed, jointly and severally, by each of Oi, Telemar, Oi Mobile, Oi Coop and PTIF.

The principal amount of the new debentures will be paid in reais in 24 semi-annual installments beginning in August 2023, in the amount of 2.0% of the outstanding principal for the first 10 semi-annual installments, 5.7% of the outstanding principal for the next 13 semi-annual installments and the remainder at maturity on February 25, 2035. The principal amount of these debentures will accrue interest at the rate of 80% of the CDI rate from February 5, 2018. Interest will be capitalized to increase the principal balance under these debentures on an annual basis until February 2023, and will be paid semi-annually in cash from August 2023 through the final maturity.

Settlement of Class III Claims – Unsecured Lines of Credit and Real Estate Securitization Transactions

Under the RJ Plan, the claims (1) of the lender under our unsecured line of credit, and (2) under our obligations to make the payments under leases of certain property by Oi and Telemar from Copart 4 and Copart 5 that had been assigned to support CRIs backed by these receivables, were classified as Class III claims. As of December 31, 2017, the aggregate amount of the claims recognized by the RJ Court of the lender under our unsecured line of credit was R$2,525 million, and the claims recognized by the RJ Court under the CRIs was R$1,519 million.

Under the RJ Plan, the lender under our unsecured line of credit and each of the creditors under the CRIs will receive payment from Oi of 100% of the amount of its recognized claims, which will be paid in reais in 24 semi-annual installments beginning in August 2023, in the amount of 2.0% of the principal amount for the first 10 semi-annual installments, 5.7% of the principal amount for the next 13 semi-annual installments and the remainder at maturity on February 25, 2035. The principal amount will accrue interest at the rate of 80% of the CDI rate from February 5, 2018. Interest will be capitalized to increase the principal amount on an annual basis until February 2023, and will be paid semi-annually in cash from August 2023 through the final maturity. These obligations of Oi are guaranteed, jointly and severally, by each of Telemar, Oi Mobile, Oi Coop and PTIF.

Settlement of Class III Claims – ANATEL

As a result of the commencement of the RJ Proceedings on June 20, 2016, all outstanding non-tax claims of ANATEL against the RJ Debtors as of that date became subject to compromise under our RJ Proceedings. As of December 31, 2017, the aggregate amount of the contingencies for claims of ANATEL recognized by the RJ Court was R$9,334 million. For more information regarding these claims, see note 29 to our audited consolidated financial statements.

Under the RJ Plan, claims of ANATEL were classified as Class III claims. Under the RJ Plan, liquidated claims of ANATEL outstanding as of June 20, 2016 have been novated and in calculating the recovery of ANATEL under these claims the amounts of all accrued interest included in these claims was reduced by 50% and the amounts of all late charges included in these claims was reduced by 25%. The remaining amount of these claims will be settled in 240 monthly installments, beginning on June 30, 2018, in the amount of 0.160% of the outstanding claims for the first 60 monthly installments, 0.330% of the outstanding claims for the next 60 monthly installments, 0.500% of the outstanding claims for the next 60 monthly installments, 0.660% of the outstanding claims for the next 59 monthly installments, and the remainder at maturity on June 30, 2038. Beginning on July 31, 2018, the amounts of each monthly installment have been be adjusted by the SELIC variation. Payments of monthly installments will be made through the application of judicial deposits related to these claims until the balance of these judicial deposits has been exhausted and thereafter will be payable in cash in reais.

Under the RJ Plan, non-liquidated claims of ANATEL outstanding as of June 20, 2016 have been novated and ANATEL is entitled to the Default Recovery with respect to these claims.

In the event that a legal rule is adopted in Brazil that regulates an alternative manner for the settlement of the claims of ANATEL outstanding as of June 20, 2016, the RJ Debtors may adopt the new regime, observing the terms and conditions set forth in Oi’s by-laws.

Notwithstanding the above, ANATEL has challenged the treatment of its outstanding claims for fines, interest and penalties in the RJ Proceedings. For more information, see “Item 8. Financial Information—Legal Proceedings—Legal Proceedings Relating to Our Financial Restructuring—ANATEL Proceedings.”

Settlement of Class III and Class IV Claims – Trade Creditors

As a result of the commencement of the RJ Proceedings on June 20, 2016, all outstanding trade payables of the RJ Debtors as of that date became subject to compromise under our RJ Proceedings. As of December 31, 2017, the aggregate amount of the claims of our trade creditors recognized by the RJ Court was R$2,139 million.

Under the RJ Plan, the claims of our trade creditors were classified as Class III or Class IV claims. Under the RJ Plan, each of these trade creditors were entitled to make an election of the form of their recovery during an election period that commenced on February 6, 2018 and ended on February 26, 2018.

Trade creditors that, under the RJ Plan, continued to supply goods and/or services to the RJ Debtors without any unreasonable change in the terms and conditions and that did not have any on-going litigation against any of the RJ Debtors, other than litigation related to the RJ Proceedings, were deemed to be “Strategic Supplier Creditors” under the RJ Plan. Strategic Supplier Creditors with claims of R$150,000 or less (or the equivalent in other currencies), other than claims arising from loans or other funding provided to Oi Coop, were entitled to elect to receive 100% of their claims in cash within 20 business days after the end of the election period. Strategic Supplier Creditors with claims of more than R$150,000 (or the equivalent in other currencies), other than claims arising from loans or other funding provided to Oi Coop, were entitled to elect to receive R$150,000 (or the equivalent in other currencies) in cash within 20 business days after the end of the election period and 90% of their remaining claims in cash in four equal annual installments, plus interest on the amount of their claims at the rate of TR plus 0.5% per annum for claims denominated in reais, and at the rate of 0.5% per annum for claims denominated in U.S. dollars or euros.

Trade creditors that were not deemed to be “Strategic Supplier Creditors” under the RJ Plan were entitled to elect to:

•	receive the entire amount of their claim in cash in a single installment if the aggregate amount of their claims was less than or equal to R$1,000;

•	receive R$1,000 in cash in a single installment with respect to the entire amount of their claim if the aggregate amount of their claims was more than R$1,000; or

•

receive the entire amount of their claim under terms similar to (1) those described under “—Settlement of Class III Claims – Unsecured Lines of Credit and Real Estate Securitization Transactions—Unsecured Lines of Credit” if their claims were denominated in reais, or (2) those described under “—Settlement of Class III Claims – Export Credit Agreements” if their claims were denominated in a currency other than reais.

Trade creditors that did not elect one of these recovery options are entitled to the Default Recovery.

Settlement of Class III and Class IV Claims – Civil Contingencies

As a result of the commencement of the RJ Proceedings on June 20, 2016, all outstanding unsecured civil claims against the RJ Debtors as of that date became subject to compromise under our RJ Proceedings. As of December 31, 2017, the aggregate amount of the contingencies for civil claims (other than claims of ANATEL and other regulatory agencies) recognized by the RJ Court was R$2,929 million. For more information regarding these civil contingencies, see note 29 to our audited consolidated financial statements.

Under the RJ Plan, unsecured civil claims against the RJ Debtors were classified as Class III and IV claims. Under the RJ Plan, if judicial deposits have been made with respect to adjudicated civil claims, holders of these civil claims that expressly agreed with the amounts of the civil claims acknowledged by the RJ Debtors, including those recognized by the RJ Court, and waived the right to offer, propose, or proceed with credit actions, qualifications, divergences, objections, or any other measure (including appeals) which aim at increasing the amounts of their civil claims, were paid, subject to the reduction of the amount of any civil claim classified as a Class III claim as described below, through the application of judicial deposits related to these civil claims until the balance of the relevant judicial deposits was exhausted. Any amount of a civil claim remaining unpaid after the application of the related judicial deposit entitled the holder to the Default Recovery with respect to the balance of that civil claim. In the event that the related judicial deposit was greater than the amount that the holder of a civil claim was entitled to withdraw, the RJ Debtors were be entitled to withdraw the difference from the judicial deposit.

The amount of the claim of a holder of civil claims (other than claims of ANATEL and other regulatory agencies) that have been classified as Class III claims were reduced based on the amount of such civil claims as follows:

•	Civil claims of more than R$1,000 and equal to or less than R$5,000 were reduced by 15%;

•	Civil claims of more than R$5,000 and equal to or less than R$10,000 were reduced by 20%;

•	Civil claims of more than R$10,000 and equal to or less than R$150,000 were reduced by 30%; and

•	Civil claims of more than R$150,000 were reduced by 50%.

Under the RJ Plan, if judicial deposits have been made with respect to unadjudicated civil claims, following adjudication of their claims, the holders of these civil claims that expressly agree with the amounts of the civil claims acknowledged by the RJ Debtors, including those recognized by the RJ Court, and waive the right to offer, propose, or proceed with credit actions, qualifications, divergences, objections, or any other measure (including appeals) which aim at increasing the amounts of their civil claims, will be paid, subject to the reduction of the amount of any civil claim classified as a Class III claim as described above, through the application of judicial deposits related to these civil claims until the balance of the relevant judicial deposits has been exhausted. Any amount of a civil claim remaining unpaid after the application of the related judicial deposit will entitle the holder to the Default Recovery with respect to the balance of that civil claim. In the event that the related judicial deposit is greater than the amount that the holder of a civil claim is entitled to withdraw, the RJ Debtors will be entitled to withdraw the difference from the judicial deposit.

Settlement of Class III and Class IV Claims – Default Recovery

Under the RJ Plan, (1) creditors that were entitled to make recovery elections as described above and failed to make such elections or elected the Default Recovery, (2) ANATEL, with respect to some of its claims as described above, and (3) holders of civil claims (other than claims of ANATEL and other regulatory agencies) in amounts that exceed the related judicial deposit will be entitled to the Default Recovery with respect some or all of their claims.

Under the RJ Plan, the Default Recovery will consist of an unsecured right to receive payment of 100% of the amount of a recognized claims payable in five equal annual installments, commencing on the 20th anniversary of the Brazilian Confirmation Date for creditors resident in Brazil or the 20th anniversary of the date on which the RJ Plan is recognized in the jurisdiction in which the creditor is resident for creditors not resident in Brazil. If the recognized claim was derived from an obligation denominated in reais, the payments will be made in reais and the claim will bear interest at the TR rate with all accrued interest payable at final maturity. If the recognized claim was derived from an obligation denominated in U.S. dollars or euros, the payments will be made in U.S. dollars or euros, respectively, and the claim will not bear interest.

Under the RJ Plan, Oi has the option of, at any time, to settle all amount payable under the Default Recovery prior to their maturities by means of the payment of 15% of the aggregate amount of the related claims plus capitalized interest to the date of the exercise of this option.

Implementation of Management Changes Required by the Judicial Reorganization Plan

Pursuant to the RJ Plan, as from the date of the approval of the RJ Plan on December 20, 2017 until the election of a new board of directors in accordance with the RJ Plan, Oi had a transitional board of directors composed of nine members set forth in the RJ Plan, each of whom served without an alternate member.

However, the RJ Court suspended the voting rights of certain shareholders and ordered the removal of the members of the Oi’s board of directors indicated by them until the occurrence of the capital increase provided for in the RJ Plan. As a result, as of March 7, 2018, three members of the transitional board of directors were removed from their positions.

Pursuant to the RJ Plan, Oi was required to engage a human resources consultant to assist with the selection of an operating officer. This process was concluded on March 21, 2018 with the election by Oi’s board of directors of José Claudio Moreira Gonçalves to serve on Oi’s board of executive officers as Oi’s Chief Operating Officer. In addition, on that date, Oi’s board of directors elected Bernardo Kos Winik to Oi’s board of executive officers and the newly created position of Chief Commercial Officer.

Pursuant to the RJ Plan, Oi also engaged a human resources consultant to assist with the selection of the nominees for its new board of directors. On September 17, 2018, the general shareholders’ meeting of Oi ratified the election of the members of the new board of directors indicated by Oi’s management in accordance with the RJ Plan. The effectiveness of the installation of the members of the new board of directors was conditioned on the prior approval of ANATEL, which ANATEL conditionally granted on September 13, 2018 and confirmed on September 19, 2018.

Exercise of Warrants and ADWs

On October 26, 2018, our board of directors confirmed the issuance of 112,598,610 Common Shares and the delivery of such Common Shares to holders of its Warrants that exercised their Warrants on or prior to October 24, 2018, including Warrants represented by 22,135,429 ADWs that were exercised on or prior to October 18, 2018.

On December 5, 2018, our board of directors confirmed the issuance of 3,314,745 Common Shares and the delivery of such Common Shares to holders of its Warrants that exercised their Warrants from October 25, 2018 through December 3, 2018, including Warrants represented by 662,949 ADWs that were exercised from October 19, 2018 through November 27, 2018.

On January 4, 2019, our board of directors confirmed the issuance of 275,985 Common Shares and the delivery of such Common Shares to holders of its Warrants that exercised their Warrants from December 4, 2018 through January 2, 2019, including Warrants represented by 55,197 ADWs that were exercised from November 28, 2018 through December 26, 2018.

All Warrants that were not exercised on or prior to January 2, 2019, including all ADWs that were not exercised on or prior to December 26, 2018, have been cancelled.

Preemptive Offering and Closing Under Commitment Agreement

As contemplated by Section 6 of the RJ Plan, on November 13, 2018, we commenced a preemptive offering of Common Shares that was registered with the SEC under the Securities Act under which holders of our Common Shares and Preferred Shares, including the ADS Depositary and The Bank of New York Mellon, as depositary of the Preferred ADS program, received 1.333630 transferable rights for each Common Share or Preferred Share held as of November 19, 2018. Each subscription right entitled its holder to subscribe to one Common Share at a subscription price of R$1.24 per Common Share. In addition, each holder of a subscription right was entitled to request the subscription for additional Common Shares, up to the total of 3,225,806,451 Common Shares that were offered in the preemptive offering less the total number of initial Common Shares.

The subscription rights expired on January 4, 2019. On January 16, 2019, we issued 1,530,457,356 Common Shares to holders of subscription rights that had exercised those subscription rights with respect to the initial Common Shares, including the depositaries under the deposit agreements relating to our ADSs. On January 21, 2019, we issued 91,080,933 Common Shares to holders of subscription rights that had requested subscriptions for excess Common Shares, including the depositaries under the deposit agreements relating to our ADSs. The proceeds of these subscriptions was R$2,011 million.

On January 25, 2019, we issued 1,604,268,162 Common Shares, representing the total number of Common Shares that were offered in the preemptive offering less the total number of initial Common Shares and excess Common Shares, to the Backstop Investors in a private placement under the terms of the RJ Plan and the Commitment Agreement for the aggregate amount of R$1,989 million. In addition, under the terms of the RJ Plan and the Commitment Agreement, on that date we issued 272,148,705 Common Shares in a private placement to the Backstop Investors and paid US$13 million to the Backstop Investors as compensation for their commitments under the Commitment Agreement.

Agreements for Network Equipment and Services

On July 20, 2018, we entered into an agreement with Huawei do Brasil Telecomunicações Ltda. and certain of its affiliates, or Huawei, under which we agreed to make the necessary efforts to sign, within 90 days from the date of the agreement, the contracts to acquire equipment and services from Huawei to support the modernization of our network technologies. We expect that the projects supported by this agreement will result in the expansion of our mobile telephone coverage and our fiber optic broadband capacity. These projects are designed to modernize and consolidate our mobile network technologies, permitting our gradual use of our 2G and 3G frequencies to provide 4.5G services in all municipalities currently served by our mobile network and prepare our network for the implementation of 5G technology and Internet of Things (IoT) solutions. Under this agreement, we expect to acquire equipment and services from Huawei over the next five years.

Pharol Settlement Agreement

On January 8, 2019, Oi, Bratel and Pharol entered into a settlement agreement, or the Pharol Settlement Agreement, which provides, among other things, for the termination of all existing litigation involving Oi, Bratel and Pharol in Brazil and abroad. As a result of the Pharol Settlement Agreement, Oi, Bratel and Pharol filed motions requesting the suspension of all pending proceedings, suits and appeals in Brazil and Portugal involving Oi, Bratel and Pharol for 60 days or until the RJ Court confirms the Pharol Settlement Agreement, whichever occurs first.

Under the Pharol Settlement Agreement Oi is required to: (1) pay Bratel an amount in U.S. dollars corresponding to €25 million, which under the Pharol Settlement Agreement should be used by Pharol for the subscription of 85,721,774 common shares issued by Oi in the Cash Capital Increase; and (2) upon confirmation of the Pharol Settlement Agreement by the RJ Court, (i) transfer to Bratel 32,000,000 common shares and 1,800,000 preferred shares of Oi held in treasury, (ii) pay Pharol the annual fees related to certain obligations assumed by Oi with respect to proceedings of Pharol in Portugal, and (iii) in case of a sale of at least 50% of the shares of Unitel indirectly held by Oi, deposit into an escrow account an amount necessary to guarantee the payment of any potential liabilities of Pharol in tax proceedings whose chance of loss is assessed as possible or probable.

Under the Pharol Settlement Agreement, on February 8, 2019, the member designated by Oi was elected to Pharol’s Board of Directors.

On February 28, 2019, the RJ Court confirmed the Pharol Settlement Agreement by a decision published in the Official Gazette of the State of Rio de Janeiro on March 12, 2019. This decision became final on April 3, 2019. Since that date, in accordance with the Pharol Settlement Agreement, Oi has paid Bratel an amount in U.S. dollars corresponding to €25 million and transferred to Bratel 32,000,000 common shares and 1,800,000 preferred shares of Oi held in treasury.

Unitel Arbitration

On October 13, 2015, PT Ventures initiated an arbitration proceeding against the other Unitel shareholders as a result of the violation by those shareholders of a variety of provisions of the Unitel shareholders’ agreement and Angolan law, including the provisions entitling PT Ventures to nominate the majority of the members of the board of directors of Unitel, including its managing director, and the fact that the other Unitel shareholders caused Unitel not to pay dividends owed to PT Ventures, entered into self-interested transactions, and withheld information and clarifications on such payment and transactions.

On March 14, 2016, the other shareholders of Unitel initiated an arbitration proceeding against PT Ventures, claiming that Pharol’s sale of a minority interest in Africatel to our company in May 2014 constituted a breach of the Unitel shareholders’ agreement. PT Ventures disputed this interpretation of the relevant provisions of the Unitel shareholders’ agreement arguing that the relevant provisions of the Unitel shareholders’ agreement apply only to a transfer of Unitel shares by PT Ventures itself.

The arbitral tribunal was constituted on April 14, 2016. On May 19, 2016, the arbitration proceeding against PT Ventures initiated by the other Unitel shareholders was consolidated with the arbitration initiated by PT Ventures. The arbitral tribunal issued its final award on February 20, 2019.

In the final award, the arbitral tribunal decided that the other Unitel shareholders had repeatedly breached the shareholders’ agreement, and that these breaches had resulted in a significant decrease of value of PT Ventures’ stake in Unitel. The arbitral tribunal ordered the other Unitel shareholders to jointly and severally pay PT Ventures the amount of US$339.4 million corresponding to the loss of value of PT Ventures’ stake in Unitel, plus interest from February 20, 2019 at 12-month U.S. dollar LIBOR +2%, compounded annually. The arbitral tribunal also ordered the other Unitel shareholders to jointly and severally pay PT Ventures the amount of US$307 million corresponding to the damages arising from the other Unitel’s shareholders’ failure to ensure that PT Ventures received the same amount of dividends in foreign currency as the other Unitel foreign shareholder. This amount is subject to interest at an annual rate of 7%, starting at various dates in 2013. In addition, the arbitral tribunal ordered the respondents to pay a substantial portion of PT Ventures’ legal fees and costs and the administrative and arbitrators’ fees and expenses, in the aggregate net amount of approximately US$13 million. The arbitral tribunal also entirely dismissed the counterclaim and agreed with PT Ventures that the conditions for exercising the right of first refusal to acquire PT Ventures’ 25% shareholding in Unitel had not been triggered. For more information, see “Item 8. Financial Information—Legal Proceedings—Legal Proceedings Relating to Our Interest in Unitel.”

Merger of Copart 4 with and into Telemar and merger of Copart 5 with and into Oi

In January 2019, Copart 4 was merged with and into Telemar and in March 2019, Copart 5 was merged with and into Oi.

Repurchases of Preferred Shares over the B3

During February 2019, we repurchased a total of 1,800,000 Preferred Shares over the B3 at prices ranging between R$1.42 and R$1.44 per Preferred Share, for an aggregate purchase price of R$2.6 million.

Corporate Structure

The following chart presents our corporate structure and principal operating subsidiaries as of April 23, 2019. For a complete list of our subsidiaries, see Exhibit 8.01 to this annual report.

(1)

Oi directly and indirectly owns 100% of equity stock of Serede Serviços de Rede S.A., as follows: 81.61% is held directly by Telemar, 17.51% is held directly by Oi and 0.88% is held directly by Oi Mobile.

(2)	Oi indirectly holds 100% of the equity stock of Brasil Telecom Comunicaçāo Multimedia Ltda., as follows: 99.99% is held directly by Oi Mobile and 0.01% is held directly by Telemar.
(3)

Oi indirectly holds 86% of the equity stock of Africatel Holdings B.V., through its wholly-owned subsidiary Africatel GmbH & Co KG. Samba Luxco S.à r.l. holds the remaining 14% of the equity stock of Africatel Holdings B.V.

(4)

Oi indirectly holds 100% of the equity stock of Paggo Acquirer Gestão de Meios de Pagamentos Ltda., as follows: 99.99% is held directly by Paggo Empreendimentos S.A. and 0.01% is held directly by Oi Mobile.

Our Services

We provide the following services:

•

Residential Services throughout Brazil (other than in the State of São Paulo) consisting of local and long-distance fixed-line voice services, broadband services and Pay-TV services under our Oi TV brand, primarily through direct to home (DTH) (a satellite technology) which we offer throughout Brazil.

•	Personal Mobility Services throughout Brazil consisting of mobile voice and data telecommunications services as well as value-added services;

•

B2B Services throughout Brazil consisting of our fixed-line and mobile voice and data telecommunications services, broadband services and Pay-TV services, which are marketed and delivered to SME, corporate and governmental customers, as well as interconnection services, wholesale network usage services and traffic transportation services, which are primarily marketed and delivered to corporate customers (including other telecommunications providers).

Residential Services

We offer our residential services as bundles, including bundles with other services including our mobile voice and data communications services, as well as on an a la carte basis. In the Residential Services business, we view the household, rather than an individual, as our customer, and our offerings, particularly our bundled offerings, are designed to meet the needs of the household as a whole.

Fixed-Line Voice Services

Local fixed-line services include installation, monthly subscription, metered services, collect calls and supplemental local services. Metered services include local calls that originate and terminate within a single local area and calls between separate local areas within specified metropolitan regions, which we refer to as local calls. ANATEL has divided our fixed-line service areas into approximately 4,400 local areas.

Calls within Brazil that are not classified as local calls are classified as domestic long-distance calls. We provide domestic and international long-distance services for calls originating from fixed-line devices in our fixed-line service areas.

Under our concession agreements, we are required to offer two local fixed-line plans to users: the Basic Plan per Minute (Plano Básico de Minutos) and the Mandatory Alternative Service Plan (Plano Alternativo de Serviços de Oferta Obrigatória), to which a small percentage of our residential customers subscribe. A large majority of our residential customers subscribe to one of a variety of alternative fixed-line plans that we offer, which are designed to meet our customers’ usage profiles, including our bundled services plans. We continually monitor customer usage profiles and preferences and periodically revise our alternative fixed-line plans and promotions in order to better service the needs of our residential customers.

Broadband Services

We offer fixed broadband services through xDSL technologies and fiber (FTTH – fiber-to-the-home), with speeds ranging from 1 megabit per second, or Mbps, to 200 Mbps. We offer broadband services to our residential customers as mostly part of bundled plans with our traditional fixed-line services. Customers pay a fixed monthly subscription fee, irrespective of their actual connection time to the internet.

As of December 31, 2018, our network we covered 85.3% of the municipalities in our fixed-line service areas, reaching a total of more than 5.2 million fixed broadband customers, and our national fiber network reached approximately 1.2 million homes through FTTH. As of December 31, 2018, we offered FTTH in 32 municipalities, an increase of 22 municipalities as compared to December 31, 2017. We continue to strategically invest in our broadband network in areas that we believe have the greatest potential for sales and growth.

As with our traditional fixed-line services, we continually monitor customer usage profiles and preferences and periodically revise our broadband plans and promotions in order to better service the needs of our residential customers, to encourage our existing broadband customers to migrate to plans offering higher speeds and to attract new customers to our broadband services.

Pay-TV Services

We deliver Pay-TV services throughout our fixed-line service areas using our DTH satellite network. We also deliver Pay-TV services through our fiber optic network (internet protocol Pay-TV, or IPTV) in all of the cities where we have deployed FTTH.

We offer Pay-TV services to our residential customers as part of bundled plans with our traditional fixed-line services or on an a la carte basis. We offer several packages of Pay-TV channels at different price points and offer subscribers to each of these packages the option to customize the package through the purchase of additional channels featuring films offered by HBO/Cinemax and Telecine and sports offered by Futebol.

As with our traditional fixed-line services, we continually monitor customer usage profiles and preferences and periodically revise our Pay-TV plans and promotions in order to better service the needs of our residential customers and to attract new customers to our Pay-TV services.

Bundled Services

As an integrated telecommunications service provider, we focus a significant part of our marketing efforts on promoting our bundled services offerings, including through offers of free installation of fixed-line and broadband services, free modem and Wi-Fi and access to certain smartphone applications free of charge. Our bundled services offerings for residential customers have focused on increasing our profitability by providing a more comprehensive mix of higher-value services to our customers. Our market research has shown that bundled offerings build customer loyalty and serve to reduce churn rates as compared to standalone services. In addition, we believe that by developing unique, multi-product bundles with joint installation, integrated billing and unified customer service, we set ourselves apart from other service providers.

We offer a variety of bundled services, including our Oi Total portfolio, consisting of:

•	Oi Total Solução Completa, our quadruple-play bundle that combines fixed-line voice, broadband data, Pay-TV and mobile voice and data services;

•	Oi Total Conectado, our triple-pay bundle that combines fixed-line voice, broadband data and mobile voice and data services;

•	Oi Total Residencial, our residential bundle that combines fixed-line voice, broadband data and Pay-TV;

•	Oi Total TV + Fixo, a bundle that combines fixed-line voice and Pay-TV; and

•	Oi Total Play, a bundle that combines fixed-line voice, broadband access and OTT content (Oi Play).

Customers who subscribe to bundles receive price discounts and double the data allowance that we offer on an a la carte basis.

In addition to Oi Total, we offer bundles for residential customers that subscribe to our IPTV service that include broadband subscriptions at speeds of up to 200 Mbps. Subscriptions to our IPTV packages are only available in areas in which we have deployed our FTTH network. Outside our FTTH network, we offer Pay-TV services throughout our fixed-line service areas using our DTH satellite network.

Personal Mobility Services

Our Personal Mobility Services business offers pre-paid and post-paid mobile voice and data communications plans: Oi Livre plans for the pre-paid market; Oi Mais plans for the post-paid market; and Oi Mais Controle as a hybrid solution. Although we no longer offer new subscriptions for voice-only mobile services, we continue to provide services to customers that have subscribed to these legacy plans. Since our 3G and 4G networks offer greater capacity to meet the growing demand for data, we are focused on accelerating the migration of users from 2G to 3G and from 3G to 4G by encouraging sales of 3G/4G smartphones and by including more data allowances in our new mobile offers.

Pre-Paid Plans

Pre-paid customers activate their cellular numbers through the purchase and installation of a SIM card in their mobile handsets. We offer pre-paid voice and data bundles through our Oi Livre portfolio. Our Oi Livre portfolio includes a range of all-net voice minutes for calls within Brazil (including unlimited minutes through the Oi Livre Ilimitado plans) and data allowances (ranging from 500 MB to 7.6 GB of 4G mobile data) for flat fees. Customers choose the amount of time they have to use their voice and data allowances, ranging from one to 30 days. Using the Minha Oi application on their smartphones, customers can freely switch between their data and voice allowances depending on their individual needs using a pre-determined exchange rate. Our pre-paid customers are able to add credits to their accounts through point-of-sale machines, ATMs, Apple and Android applications installed on their mobile devices such as Minha Oi and Recarga Oi using a credit card, our toll-free number or the purchase of pre-paid cards at a variety of prices. These credits are valid for a fixed period of time following activation and can be extended when additional credits are purchased.

Post-Paid Plans

Customers of our post-paid plans are billed on a monthly basis for contracted services used during the previous month, in addition to surplus usage and special services contracted and used and monthly subscription fees. Our Oi Mais portfolio offers between 7 GB and 50 GB of 4G mobile data with no usage restrictions, unlimited text messages and unlimited minutes to call fixed-line and mobile customers of any operator in Brazil. In addition to mobile voice and mobile data communications services, our post-paid plans provide voice mail, caller ID and other services, including access to our Oi Play platform and Wi-Fi access points.

We offer a variety of post-paid mobile internet plans (i.e., data only plans) that provide data allowances from 3 GB to 50 GB for smartphones and from 2 GB to 10 GB for tablets and laptop computers and provide data transmission at speeds of 1 Mbps (3G network) or 5 Mbps (4G network). Our post-paid mobile internet plans for smartphones are available to our Oi Mais customers who wish to purchase additional data and to customers of our legacy post-paid stand-alone voice plans who wish to add mobile data services to their smartphones. Our post-paid mobile internet plans for tablets and laptop computers are sold on a stand-alone basis or, in some cases, as part of our voice and data plans. Subscribers to our post-paid mobile internet plans for smartphones, tablets and laptop computers also receive free access to our network of Wi-Fi hotspots.

Hybrid Plans

Our hybrid plans present strategic value for our company because they combine the advantages of pre-paid offerings, such as the absence of bad debt and a favorable impact on working capital, with advantages of post-paid offerings, such as a heavier consumption profile and higher ARPUs. We improve our revenues and market share through the offer of hybrid plans by consolidating customer recharges in our hybrid plans’ SIM cards and by improving the mix of offerings to the post-paid market.

We offer the Oi Mais Controle portfolio of plans for customers who wish to combine the cost savings of our post-paid plans with the self-imposed limits of our pre-paid plans. Oi Mais Controle subscribers have similar benefits as the Oi Mais customers, such as data packages with no usage restrictions, unlimited text messaging and unlimited all-net voice minutes for calls within Brazil, combined with the ability of Oi Livre customers to freely switch between their data and voice allowances depending on their individual needs using a pre-determined exchange rate using the Minha Oi application on their smartphones.

Value-Added Services

In 2018, we continued to accelerate our digital transformation process, which included restructuring our value-added services under the following categories: (1) films and series; (2) education; (3) health; (4) written media; and (5) utilities. Within each category, we highlight the following value-added services:

Films and Series

•	Premium streaming services including HBO GO, FOX +, Telecine Play, Watch ESPN, Discovery Kids On and Coleção Oi.

Education

•	Busuu: a language learning application offering 11 languages and a social network for users;

•

Oi Para Aprender: a learning platform that provides a variety of courses and tips regarding languages, entrance examinations, job assessments, how to develop a home office business and software lessons, among others; and

•	Oi Melhore sua Renda: a service that focuses on education and supplemental income generation and provides a variety of courses, including photography, party decoration, carpentry and crafts.

Health

•	BT FIT: an automated personal trainer service that provides a variety of courses and exercises and creates personalized training program for the user; and

•	Saúde UP, a service that offers health content, as well as discounts in a wide network of pharmacies, medical exams and medical consultations, as well as a nurse on call.

Written Media

•	Oi Revistas: a service that provides online and downloadable access to hundreds of magazines from renowned publishers such as Globo, Abril, Editora Três and others; and

•	Oi Jornais: a service that provides online and downloadable access to various newspapers, as well as real time news notifications.

Utilities

•

Oi Apps Club: a subscription-based marketplace for highly rated Android apps, Oi Apps Club provides customers unlimited access to download apps, charged to the customer’s Oi bill rather than a credit card;

•	Oi Games Pro: a multiplatform gaming experience that offers unlimited games on mobile phones as well as a new computer game per month;

•	Truecaller: a caller ID service with the ability to block undesired calls; and

•	Oi Segurança: a service that offers a variety of functionality, such as antivirus, backup, device locator and parental controls, among others.

Our value-added services are developed by third-party application or content providers and offered to our customers.

B2B Services

In our B2B Services business, we serve SME, corporate and governmental customers and other telecommunications providers. We offer a variety of services to our SME, corporate and governmental customers, including our core fixed-line, broadband and mobile services, as well as our value-added services, advanced voice services and commercial data transmission services. For our corporate customers, we also offer information technology services, such as network management and security, Storage, Smartcloud, anti-distributed denial of service and machine-to-machine products, which enable communication between a product and its control center or database (such as a car and its GPS navigation system), in order to expand our revenue sources from corporate customers beyond voice services, increase customer loyalty and ensure greater revenue predictability. We also provide specialized wholesale services, consisting of data network services and facilities, interconnection, national and international voice traffic transit, A2P SMS termination and roaming.

Services for SMEs

We offer SME services similar to those offered to our residential and personal mobility customers, including fixed-line and mobile voice services, and fixed-line and mobile broadband services. We also launched FTTH plans for SMEs. In addition, we offer SMEs:

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

Services for Corporate Customers

We offer corporate customers all of the services offered to our SME customers. In addition, we provide a variety of customized, high-speed data transmission services through various technologies and means of access to corporate customers. Our principal data transmission services for corporate customers are:

•	we act as the internet service provider for our Corporate customers, connecting their networks to the internet;

•	Dedicated Line Services (Serviços de Linhas Dedicadas), or SLD, under which we lease dedicated lines to corporate customers for use in private networks that link different corporate websites; and

•

IP services which consist of dedicated internet connection, as well as Virtual Private Network, or VPN, services that enable our customers to connect their private intranet and extranet networks to deliver videoconferencing, video/image transmission and multimedia applications.

We provide these services at data transmission speeds of 2 Mbps to 100 Gbps.

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

We also offer the following four major service groups through Oi SmartCloud, which operate through our five cyber data centers:

•	collaborative solutions, a hosting and sharing platform that provides employees with access to company documents;

•	business applications, an in-memory computing platform for large amounts of data;

•	Oi Gestão Mobilidade, a mobile device management service focused on providing logistics and security solutions relating to mobile devices;

•	Security services, a centralized, anti-spam filtering solution for corporate email; and

•	Telepresence as a Service (TPaaS), a video-conferencing service that allows collaboration among people at remote locations.

We also offer various services based on IT applications:

•

fleet management services, which provide a management system for fleet monitoring and location targeting, economies of scale for fuel costs, driver profile analysis and kilometer control for maintenance;

•	Interação Web, a digital marketing service, which allows us to implement on the website of our B2B Services customers an intelligent interaction with their digital users in real time.

•	workforce management, which provides a system with web and mobile applications to monitor and control the workforce in the field and optimize routes and control logistics activities; and

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

Wholesale Services

We are the largest wholesale service provider in Brazil. We are responsible for providing services over the local access network and over the long distance network. More than 4,000 service providers use our network to deliver services ranging from telephony, broadband and television for the home, to high-speed data connections for businesses of all sizes.

Our portfolio includes specialized services, consisting of data network services and facilities, interconnection, national and international voice traffic transit, A2P SMS termination and roaming.

Data Network Services and Facilities

We provide services referred to as industrial exploration of dedicated line (Exploração Industrial de Linha Dedicada) or EILD, pursuant to our concession agreement. The EILD consists of leased lines and clear channel protocols for the provision of services to third parties.

In addition, we are able to offer a complete portfolio of wholesale products, including IP, Ethernet and MPLS. All of these products are used to meet the demands of other network operators and regional internet providers. The circuits are requested with different service level agreements, and we are required to provide the facilities with contingency routes, sites and equipment to improve the service against points of failure.

Interconnection

As part of our wholesale services, we provide interconnection services to users of other network providers. The interconnection is a link between compatible telecommunications networks which permits that a fixed or mobile service user of one network can adequately communicate with the users of a network from another provider. All providers of telecommunication services (fixed or mobile) are required to provide interconnection upon request to any other telecommunication collective service provider. The interconnection agreements are negotiated according to the General Rules on Interconnection (Regulamento Geral de Interconexão), established by ANATEL.

Voice Traffic Transit

We offer national and international voice traffic transit that meet all our customers’ expectations and satisfy the dynamic needs of the telecommunications market. Direct interconnections with the major national and international telecommunication carriers, as well as most small carriers, ensure high-quality voice traffic transit in Brazil.

A2P SMS termination

The A2P SMS refers to a short message communication between a business solution and a mobile subscriber. Our A2P SMS solution offers direct connectivity with Oi mobile subscribers and high quality delivery for enterprises and other transactional A2P traffic.

Roaming

We provide GSM roaming in Brazil to national and international mobile operators. Our roaming agreements enables mobile users to automatically make and receive voice calls, send and receive SMS as well as access internet service while traveling outside the geographical coverage area of their own home network by using our mobile network.

Marketing and Distribution

We focus our marketing efforts on the upscaling of existing clients while strengthening the “Oi” brand through our convergent services offerings and promotion of our Minha Oi smartphone application, which allows our pre-paid customers to freely switch between their data and voice allowances. We also engage in digital marketing and multiple customer relationship management (CRM) marketing programs to support our B2B Services business.

In 2018, we increased our investment in advertising, with a focus on digital advertising with the aim to drive traffic to our digital channels. In addition to digital advertising, we employed traditional advertising strategies, such as television (free and cable), billboards, exterior signage and radio, to increase our advertising coverage, and leveraged our owned media, such as telemarketing, text messaging and other points of contact, to upscale our current base. We also developed a branded content strategy, combining sponsorships of sporting events and individual athletes, as well as cultural events, to increase brand awareness and promote our portfolio as a telecommunications provider capable of meeting all of the telecommunications needs of our customers. In 2019, we expect to continue to increase our investment in advertising in line with the advertising strategies described above.

Distribution Channels

We distribute our services through channels focused on three separate sectors of the telecommunications services market: (1) residential customers, including customers of our mobile services to whom we sell bundled plans; (2) personal mobility customers that purchase our mobile services independently of our bundled plans; and (3) business and corporate customers.

Residential Services

Our distribution channels for residential customers are focused on sales of fixed-line services, including voice, broadband services and Oi TV, and post-paid mobile services. As of December 31, 2018, the principal distribution channels that we used for sales to residential customers were:

•	our own network of stores, which included 135 “Oi” branded stores;

•	573 “Oi” franchised service stores and kiosks located in the largest shopping malls and other high density areas throughout Brazil;

•	approximately 6,730 stores located throughout our service areas that primarily sell telecommunications products and services and have entered into exclusivity agreements with us;

•

our telemarketing sales channel, which is operated by our call center and other third-party agents and consists of 1,877 sales representatives that answer more than 559 thousand calls per month. This channel provides us with the ability to proactively reach new customers, thereby increasing our client base and revenues, and also receives calls prompted by our offers made in numerous types of media;

•	our “teleagents” channel, which consists of 682 local sales agents that operate in specific regions and complement our telemarketers;

•	door-to-door sales calls made by our sales force of 2,373 salespeople trained to sell our services throughout Brazil in places where customers generally are not reachable by telemarketing; and

•	our e-commerce sites through which customers may purchase a variety of our services.

Personal Mobility Services

Our distribution channels for personal mobility customers are focused on sales of mobile services to post-paid customers and pre-paid customers, including mobile broadband customers. As of December 31, 2018, the principal distribution channels that we used for sales of our pre-paid personal mobility services were:

•	571 stores that are part of large national chains which sell our post-paid and pre-paid personal mobility services and SIM cards;

•	approximately 15 multibrand distributors that distribute our SIM cards and pre-paid mobile cards to approximately 265,000 pharmacies, supermarkets, newsstands and similar outlets;

•	our telemarketing sales channel has of 1,137 sales representatives that answer more than 620 thousand calls per month selling our post-paid personal mobility services; and

•	our website, through which our pre-paid customers may recharge their SIM cards.

B2B Services

We have established separate distribution channels to serve SME and corporate customers. As of December 31, 2018, the principal distribution channels that we use to market our services to SMEs were:

•	“Oi” exclusive agents with door-to-door sales consultants that are dedicated to understanding and addressing the communications needs of our existing and prospective SME customers;

•

our telemarketing sales channel, which consists of two agents that use sales representatives that are specifically trained to discuss the business needs of our prospective SME customers to make sales calls, as well as representatives in our call center and representatives at call centers under contract with us to receive calls from existing and prospective SME customers to sell services to new customers and promote higher-value and additional services to existing customers. In addition, our telemarketing channel utilizes customer retention representatives; and

•	our website and the Oi Mais Empresas application.

We market our entire range of services to corporate customers through our own direct sales force which meets with current and prospective corporate customers to discuss the business needs of these enterprises and design solutions intended to address their communications needs. Our client service model focuses on post-sale service and we regularly discuss service needs and improvements through calls and meetings with our customers. As of December 31, 2018, our corporate sales team, excluding post-sale service personnel, was composed of approximately 365 employees operating in 11 regional offices.

Rates, Billing and Collection

Rates

Our rates for certain services, including basic local fixed-line and domestic long-distance plans, interconnection, EILD and SLD services, are generally subject to regulation by ANATEL Under our current authorizations, we are allowed to set prices for our mobile service plans, provided that such amounts do not exceed a specified inflation adjusted cap. The rates for other telecommunications services, such as broadband services, IP services and frame relay services are market oriented but may still be subject to ANATEL regulation. Furthermore, the rates for DTH and IP TV services are not subject to ANATEL regulation.

For more information about the regulations applicable to our rates, see “—Regulation of the Brazilian Telecommunications Industry.”

Billing and Collection

Residential Services

We send each of our Residential Services customers a monthly bill covering all the services provided during the prior monthly period. Customers are grouped in billing cycles based on the date their bills are issued. Each bill separately itemizes service packages, local calls, long-distance calls, calls terminating on a mobile network, toll-free services and other services such as call waiting, voicemail and call forwarding. Payments of Residential Services bills are due within an average of 15 days after the billing date. We charge late-payment interest at a rate of 1% per month plus a one-time late charge of 2% of the amount outstanding. We have agreements with several banks for the receipt and processing of payments from our Residential Services customers. A variety of businesses, such as lottery houses, drugstores and grocery stores, accept payments from our Residential Services customers as agents for these banks. As of December 31, 2018, 17.2% of all accounts receivable due from our Residential Services customers in Brazil were outstanding for more than 30 days and 12.1% were outstanding for more than 90 days.

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

ANATEL regulations permit us to restrict outgoing calls made by a Residential Services customer 15 days after we send the customer a past due notice, restrict incoming calls received by a Residential Services customer 30 days after the restriction on outgoing calls is imposed, and disconnect a Residential Services customer after 30 days after the restriction on incoming calls is imposed. The disconnection process thus comprises several stages, including customer notification regarding the referral of their delinquency to credit bureaus, before the Residential Services customer may be ultimately disconnected due to non-payment. Notices range from voice messages to active calls for negotiation with the customer. Our collection system enables us to access delinquent subscribers’ accounts according to their payment profile. This profile takes into consideration, among other things, the length of subscription, the outstanding balance of the account and the longest payment delays.

Personal Mobility Services

We bill our post-paid Personal Mobility Services customers on a monthly basis and itemize charges in the same manner as we bill our Residential Services customers. In addition, the monthly bills also provide details regarding minutes used and roaming charges. Payments are due within an average of 15 days after the billing date. We charge late-payment interest at a rate of 1% per month plus a one-time late charge of 2% of the amount outstanding. As with our Residential Services business, we have agreements with several banks for the receipt and processing of payments from our post-paid Personal Mobility Services customers. A variety of businesses, such as lottery houses, drugstores and grocery stores, accept payments from our post-paid Personal Mobility Services customers as agents for these banks. As of December 31, 2018, 17.7% of all accounts receivable due from our Personal Mobility Services customers in Brazil were outstanding for more than 30 days and 15.7% were outstanding for more than 90 days.

ANATEL regulations permit us to restrict outgoing calls made and text messages sent by a post-paid Personal Mobility Services customer 15 days after we send the customer a past due notice, restrict incoming calls and text messages received by a post-paid Personal Mobility Services customer 30 days after the restriction on outgoing calls and text messages is imposed, and cancel services to a post-paid Personal Mobility Services customer after 30 days after the restriction on incoming calls is imposed. The cancellation process thus comprises several stages, including customer notification regarding the referral of their delinquency to credit bureaus, before services to the post-paid Personal Mobility Services customer may be ultimately cancelled due to non-payment. Notices range from text messages to active calls for negotiation with the customer. Our collection system enables us to access delinquent subscribers’ accounts according to their payment profile. This profile takes into consideration, among other things, the length of subscription, the outstanding balance of the account and the longest payment delays. We have also implemented an information tool to assist with account management that is designed to warn subscribers of high outstanding amounts due and unpaid.

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

Residential Services

We are the leading provider of residential services in our fixed-line service areas. Based on information available from ANATEL, as of December 31, 2018, we had a market share of 51.1% of the total fixed lines in service in our service areas (including the number fixed lines provided to our B2B Services customers). Our principal competitors for fixed-line services in our service areas are Claro and Telefônica Brasil.

We face competition from other telecommunications services providers, particularly from mobile telecommunications services providers, which has led to traffic migration from fixed-line traffic to mobile traffic and the substitution of mobile services in place of fixed-line services.

In addition, we face competition from providers of cable television services, particularly Claro and Telefônica Brasil, which provide local fixed-line services and broadband services (in many areas at higher speeds than our offerings) to residential customers through their cable network in in municipalities in our service areas that have the highest concentration of purchasing power.

Telefônica Brasil has been increasing its competitive activities through traditional fixed-line networks in our fixed-line service areas, expanding its fiber optic network in high-income residential areas and increasing its services to low- and medium-size businesses.

The decrease in interconnection rates has led to decreases in market prices for telecommunications services by enabling telecommunications service providers that use the local fixed-line networks of incumbent fixed-line providers, such as our company, to offer lower prices to their customers for fixed-line services, such as voice and broadband. Although regional broadband service providers do not have the same national footprint as our company, they have established networks in the regions in which they operate and often have a market share of approximately 15% of broadband customers.

The primary providers of subscription television services in the regions in which we provide Residential Services are SKY, which provides DTH services, and Claro, which provides DTH service under the “Claro TV” brand and Pay-TV services using coaxial cable under the “Net” brand.

Personal Mobility Services

The mobile telecommunications services market in Brazil is characterized by intense competition among providers of mobile telecommunications services. We compete primarily with Telefônica Brasil, which markets its mobile services under the brand name “Vivo,” TIM and Claro, each of which provides services throughout Brazil. As of December 31, 2018, based on information available from ANATEL (which includes B2B Services subscribers), we had a market share of 16.5% of the total number of mobile subscribers in Brazil.

We believe that in the medium-term, personal mobility service providers in Brazil will experience increasing competition from OTT providers, as customers shift from mobile voice and SMS communications to internet-based voice and data communications through computers and smartphone or tablet applications such as WhatsApp, Viber and Skype.

B2B Services

The competitive landscape which we face relating to the fixed-line and mobile services we provide to our B2B customers are similar to those relating to the fixed-line and mobile services we provide to our residential and personal mobility customers.

In recent years, there has been a shift among corporate and SME services providers toward value-added services. With the exception of the Oi Mais Empresas app and web service, our value-added products and services for the SME segment are substantially similar to those offered by our competitors, and we rely on client service and customer satisfaction to maintain existing customers and attract new customers. Our principal competitors for both core and value-added services for SME and corporate customers are Claro, Telefônica Brasil and TIM, as well as smaller niche companies.

Technology

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

Voice and data signals that originate through fixed-line access points are routed through Multi-service Access Nodes (MSANs), or Subscriber Line Access Multiplexer (DSLAMs), to our aggregation and transportation networks. The analog voice signals are split from the data signals which are transmitted using ADSL or VDSL technology. We are engaged in a long-term program to update our DSLAM equipment as demand for data services increases. As of each of September 30, 2018 and December 31, 2017, approximately 93% of our fixed-line network was operating with support ADSL2+ or VDSL2 and we provided ADSL or VDSL2 services in approximately 4,700 municipalities.

ADSL technology allows high-speed transmission of voice and data signals on a single copper wire pair for access to the network. Since voice transmission through telephone lines uses only one of many available frequency bands, the remaining frequency bands are available for data transmission. Our network supports ADSL2+ and VDSL2, or very-high-bitrate digital subscriber line, technologies. ADSL2+ is a data communications technology that allows data transmission at speeds of up to 24 Mbps downstream and 1 Mbps upstream, which is much faster than data transmission through conventional ADSL. ADSL2+ permits us to offer a wider range of services than ADSL. VDSL2 is a DSL technology providing faster data transmission, using technologies such as vectoring and bonding it is possible to reach higher throughput up to 600 Mbps (downstream and upstream), permitting us to support applications such as HD Video, VoIP and broadband internet access, over a single connection.

We are engaged in a long-term program to upgrade portions of our fixed-line access networks with optical fiber to the home, or FTTH, networks based on gigabit passive optical network, or GPON, technology to support our FTTH triple play services. The implementation of this technology permits us to provide broadband with speeds up to 200 Mbps to residential customers and up to 1 Gbps to commercial customers. Our GPON FTTH network currently reaches more than 1.5 million homes, and we expect to reach more than 500 thousand customers connected by the end of 2019.

Mobile devices access our GSM (Global System for Mobile Communications), or 2G, mobile networks on frequencies of 900 MHz/1800 MHz, our 3G mobile networks on frequencies of 2100 MHz and our 4G mobile networks on frequencies of 1800 MHz/2600 MHz. Our 2G access points use General Packet Radio Service, or GPRS, which allows speeds in the range of 115 kilobytes per second (kbps), and Enhanced Data Rates for Global Evolution, or EDGE, which allows speeds in the range of 230 kbps, to send and receive data signals. Our 3G access points use High Speed Packet Access, or HSPA, which allows speeds in the range of 14.2 Mbps, to send and receive data signals. Our 4G access points use 10+10 MHz and 2x2 and 4x4 Multiple Input Multiple Output, depending on the site configuration, which allows speeds in the range of 75 Mbps (2x2 MIMO configuration sites) and 300 Mbps (4x4 MIMO and Carrier Aggregation configuration sites), to send and receive data signals. Although currently the majority of voice signals are sent and received through our 2G and 3G access points are routed to our aggregation networks, we are initiating VoLTE (Voice over LTE) that will enable 4G routes voice signal over 4G access points, allowing offering new type of services based on IMS (IP Multimedia Subsystem) platform. Our mobile networks have unique data core and are fully integrated with our fixed-line data networks.

In addition to these mobile access networks, we also operate Wi-Fi hotspots in indoor public and commercial areas such as coffee shops, airports and shopping centers. Since 2012, we have provided outdoor urban wireless networks, including in the neighborhoods of Copacabana and Ipanema in the city of Rio de Janeiro. As of September 30, 2018 and December 31, 2017, our Wi-Fi network consisted of more than 1.6 million and 1.5 million hotspots, respectively, with broadband access compatible with more than 1.6 and 1.5 million access points, respectively, provided by Fon Wireless Ltd., or Fon, which allows our customers to access Fon lines worldwide.

Aggregation Networks

Voice and data signals sent through our access network are routed through our aggregation networks to digital switches which connect voice calls and route digital signals to their destinations. Portions of our aggregation network use conventional copper trunk lines to connect our access network to our switches and transportation networks. For a small portion of our aggregation network, we still use ATM protocol to permit high speed transmission of these signals. Other portions of our aggregation network use fiber optic cable to connect our access network to our switches and transportation networks using SDH protocol. In large metropolitan areas where the density of access point results in increased demand, we have deployed Metro Ethernet networks. Our Metro Ethernet networks are fully-integrated management systems and provide:

•	ethernet data services from 4 Mbps up to 1 Gbps for point-to-point and multipoint dedicated access;

•	ethernet access services from 4 Mbps up to 1 Gbps for IP access and MPLS/VPN access;

•	aggregation network services for ADSL2+ and VDSL2 platforms;

•	aggregation network services for GPON platforms; and

•	Dense Wavelength Division Multiplex, or DWDM, systems for services above 1Gbps to prevent overbooking our Metro Ethernet network.

In the past, we used ATM protocol to transport digital signals through our access network from non-residential customers that require dedicated bandwidth to our switching stations. In response to changing customer needs, we converted elements of our network that use ATM and SDH protocols, that permit us to offer dedicated bandwidth to our customers, to MPLS protocol, which supports IP and permits the creation of VPNs through our MetroEthernet networks. We now use MPLS-TP capable devices that have been designed to interface with our existing Metro Ethernet Network to increase the bandwidth of our networks to support our 4G network data traffic and replace our legacy SDH networks.

Transportation Networks

We have a nationwide long-distance backbone, consisting of an optical fiber network that covers more than 2,259 municipalities, connecting the Federal District and all state capitals in Brazil. This fiber network supports high capacity DWDM systems that can operate with up to 80 channels at 10, 100 and 200 Gbps. Our optical network is complemented by microwave links to reach smaller cities and towns.

In 2015, we completed the implementation of a new Optical Transport Network/DWDM, or OTN/DWDM network, with 100 Gbps links, that connect 11 state capitals, including São Paulo, Rio de Janeiro, Brasília and Belo Horizonte. This new OTN/DWDM network spreads over approximately 30,000 km of optical cables. In the first half of 2018, we completed the extension of the OTN/DWDM network, with 100 Gbps links, to an additional seven state capitals and spread over an additional 18,000 km of optical cables. Between 2019 and 2021, we expect to further extend our OTN/DWDM network, with 100 Gbps links, to reach 26 state capitals and spread over 65,400 km of optical cables.

We employ automatic traffic protection to improve the reliability of our network and increase its traffic capacity. The network is fully supervised and operated by management systems that allow rapid response to customer service requests and reduce the recovery time in case of failure.

We operate an internet backbone network and a fully IP-routed network, which provides a backbone for all internet dedicated services and VPN offerings through access routers, for customer aggregation, configured as single edge routers (i.e., offering various types of services aggregation over a single box), allowing us to reduce capital and operation expenses. Our internet backbone connects to the public internet via national peerings links and international links that we maintain in the United States.

Our transportation network is directly interconnected to the national and international long-distance networks of all long-distance service providers operating in Regions I, II and III and all mobile services providers in Regions I, II and III.

IPTV Network

Through our FTTH network, we offered IPTV services in 27 cities over10 states as of December 31, 2018. For subscribers of our Oi TV services, through our DTH or FTTH networks, we also offer OTT services, which provide customers with access to different content on different devices (mobile phones, tablets and computers).

Property, Plant and Equipment

As of December 31, 2018, the net book value of our property, plant and equipment was R$28,469 million. As of December 31, 2018, of the net book value of our property, plant and equipment, (1) transmission and other equipment, primarily data communication equipment, network systems and infrastructure (including alternating and direct current supply equipment) and motor-generator groups, represented 50.0%; (2) infrastructure, primarily consisting of metallic and fiber-optic cable networks and lines, underground ducts, posts and towers, represented 25.5%; (3) work in progress represented 11.8%; (4) buildings represented 5.9%; (5) automatic switching equipment, consisting of trunking and switching stations (including local, tandem and transit telephone exchanges), represented 4.1%; and (6) other fixed assets represented 2.7%.

All Brazilian property, plant and equipment that are essential in providing the services described in our fixed-line concession agreements are considered “reversible assets,” which means that, should our fixed-line concession agreements expire or terminate without being renewed, these assets will automatically revert to ANATEL. There are no other encumbrances that may affect the utilization of our property, plant and equipment. For more details, see note 13 to our consolidated financial statements included in this annual report.

Transmission and Other Equipment

We have a nationwide long-distance backbone, consisting of an optical fiber network that covers more than 2,259 municipalities, connecting the Federal District and all state capitals in Brazil. This fiber network supports high capacity DWDM systems that can operate with up to 80 channels at 10, 100 and 200 Gbps. We have implemented an Optical Transport Network/DWDM, or OTN/DWDM network, with 100 Gbps links that connect 18 state capitals, including São Paulo, Rio de Janeiro, Brasília and Belo Horizonte, which spreads over approximately 48,000 km of optical cables. Our optical network is complemented by microwave links to reach smaller cities and towns.

Infrastructure

Our Brazilian access networks connect our customers to our signal aggregation and transportation networks. We have a large number of network access points, including twisted copper pair wires to residences and commercial buildings, fiber optic lines to residences and commercial buildings, wireless transmission equipment and Wi-Fi hotspots. Our fixed-line networks are fully digitalized.

Voice and data signals sent through our access network are routed through our aggregation networks to digital switches which connect voice calls and route digital signals to their destinations. Portions of our aggregation network use conventional copper trunk lines to connect our access network to our switches and transportation networks. For a small portion of our aggregation network, we still use ATM protocol to permit high speed transmission of these signals. Other portions of our aggregation network use fiber optic cable to connect our access network to our switches and transportation networks using SDH protocol. In large metropolitan areas where the density of access point results in increased demand, we have deployed Metro Ethernet networks.

Automatic switching equipment

Voice and data signals that originate through fixed-line access points are routed through Multi-service Access Nodes, or MSANs, to our aggregation networks, or are rerouted to our aggregation networks through Digital Subscriber Line Access Multiplexer, or DSLAM, equipment which split the voice signal from the digital signal which is transmitted using ADSL or VDSL technology. As of December 31, 2018, approximately 93% of our fixed- line network supported ADSL2+ or VDSL2 and we provided ADSL or VDSL2 services in approximately 4,700 municipalities.

Voice and data signals sent and received through our 2G, 3G and 4G access points are routed to our aggregation networks. Our mobile networks have unique data core and are fully integrated with our fixed-line data networks.

As of December 31, 2018:

•	our 4G mobile access networks consisted of 9,613 active radio base stations covering 902 municipalities, or 74% of the urban population of Brazil;

•	our 3G mobile access networks consisted of 10,202 active radio base stations covering 1,644 municipalities, or 82% of the urban population of Brazil; and

•	our 2G mobile access networks consisted of 13,804 active radio base stations covering 3,446 municipalities, or 93% of the urban population of Brazil.

In addition to our mobile access networks, we also operate Wi-Fi hotspots in indoor public and commercial areas such as coffee shops, airports and shopping centers. As of December 31, 2018, our Wi-Fi network consisted of more than two million hotspots, with broadband access compatible with more than two million access points provided by Fon Wireless Ltd., or Fon, which allows our customers to access Fon lines worldwide.

Buildings

In addition to our headquarters building and our centralized national network operations center in Rio de Janeiro, we own 7,965 buildings that are used to house switching equipment or to house regional and local sales and operations centers. Of these buildings, 7,767 are “reversible assets” under our fixed-line concession agreements.

Capital Expenditures and Work in Progress

During the year ended December 31, 2018, we modernized our core network, with a focus on infrastructure improvements and enhancing our customers’ experience, by making strategic investment decisions that allow us to do more with less. As a result, we expanded our fiber optic backbone, which enhanced our data traffic capabilities for fixed and mobile networks, to keep up with the growing demand, In addition, our performance on ANATEL’s network quality metrics improved.

The following table sets forth our capital expenditures for the periods indicated.

	Year Ended December 31,
	2018		2017		2016
	(in millions of reais)
Data transmission equipment	R$	1,993	R$	1,846	R$	1,377
Installation services and devices		539		644		489
Mobile network and systems		820		602		707
Voice transmission		731		726		713
Information technology services		720		729		536
Telecommunication services infrastructure		500		496		468
Buildings, improvements and furniture		70		80		69
Network management system equipment		171		94		124
Backbone transmission		304		237		196
Internet services equipment		—		1		7
Other		229		174		73

Total capital expenditures	R$	6,077	R$	5,629	R$	4,759

Our principal capital expenditures relate to a variety of projects designed to expand and upgrade our transmission networks, our broadband access networks (fixed and mobile), our service platforms (data, video and voice), our information technology systems and our telecommunications services infrastructure.

Data Transmission Equipment Programs

We are engaged in a long-term program to upgrade portions of our fixed-line access networks with optical fiber networks based on gigabit passive optical network (GPON). The implementation of this technology permits us to provide broadband with speeds up to 200 Mbps to residential customers and up to 1 Gbps to commercial customers.

In our access networks, we have been engaged in a program of deploying fiber-to-the-home, or FTTH, technology to support our “triple play” services, using a GPON network engineered to support IPTV, high speed internet (currently speeds up to 200 Mbps), and VoIP services.

We have acquired and installed data communications equipment to convert elements of our networks that used ATM and Synchronous Digital Hierarchy, or SDH, protocols to MPLS protocol over optical fiber, which supports IP and permits the creation of VPNs through our MetroEthernet networks. We also deployed an optical switching layer based on optical transport network technology in order to provide more efficient use of our DWDM capacity, fast restorations, and IP routers traffic offloading.

We have been implementing a new broadband data communications network architecture, which we refer to as the Single Edge project. This architecture enables Oi to offer access network services such as mobile, broadband, IPTV, and corporate customer links in a single platform, which eliminates the need for individual management of each type of access network, expedites the resolution of networks problems and minimizes maintenance and operation costs.

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

Mobile Services Network Programs

4G Network

We offer 4G services using LTE network technology and have been deploying our 4G network since 2012. In compliance with our obligations under our LTE authorizations, in 2016, we extended our LTE network to cities with over 100,000 inhabitants, adding 284 new cities to our LTE network, and in 2017, we extended our LTE network to cities with less than 100,000 inhabitants, adding 813 cities to our LTE network.

In 2018, we began deploying 4.5G services by using Carrier Aggregation with 1800 MHz spectrum refarming and MIMO 4x4 in 27 municipalities in the first phase of the project. It has allowed us to offer best user experience and aligning our network to main operators in Brazil.

3G Network

We have undertaken a project to upgrade a portion of our mobile networks to enable us to increase the capacity of our mobile network. We have deployed new radio base stations and transceivers to improve our 3G coverage and quality in areas we already serve, reducing the level of signal congestion in these areas, and to expand our 3G service to municipalities in Brazil to which we have not historically provided 3G service.

Voice Transmission Network Programs

We are engaged in a program of investing in new equipment for our switching stations to support next-generation networks which we believe will permit us to offer new value-added services to our fixed-line customers. We believe that our investment in next-generation networks will:

•	assist us in meeting the increased demand for long distance traffic, both domestic and international, through the use of VoIP;

•	permit us to offer differentiated services, such voice over broadband; and

•	significantly promote fixed-to-mobile convergence.

As part of this program, we have deployed an IP Multimedia Subsystem, or IMS, core that will facilitate our convergent voice and broadband offerings. The IMS core not only provides control for the VoIP resource but also integrated access control and authentication for all services, significantly improving automation and speed for customer provisioning.

We have also undertaken a program of removing and replacing smaller switching stations and integrating these operations with other switching stations to promote efficiency in our operations.

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

One of the primary projects connected to the OSS is related to assurance and quality. In January 2017 we completed the transition from a network centric monitoring system to a customer focused approach and thereby our network operations have migrated from network operations centers to service operations centers which provide more efficient and customer-based support.

In December 2016, we completed a project to improve fulfillment by speeding up service creation and provisioning, reducing costly human intervention and increasing overall customer quality of experience through automation of the fulfillment processes.

Intellectual Property

We hold several material intellectual property assets, including patents and trademarks registered with the Brazilian Patent and Trademark Office (Instituto Nacional de Propriedade Industrial), or BPTO. Our main trademark used in Brazil, “Oi,” is registered with the BPTO in several classes, which allows us to use this trademark in a variety of markets in which we operate, including in connection with our fixed-line, mobile and broadband services.

Operating Agreements

Fixed-Line and Mobile Tower Leases

We have entered into three operating lease agreements with owners of communications towers and rooftop antennae to lease space to install equipment related to the delivery of our personal mobility services on an aggregate of approximately 4,850 communications towers and rooftop antennae. We have also entered into three operating lease agreements with owners of fixed-line communications towers to lease space to install equipment related to the delivery of our fixed-line services on an aggregate of approximately 6,400 fixed-line communications towers.

The monthly payments under two of our operating lease agreements for space on communications towers and rooftop antennae reflect a base rental amount specified in the agreement, adjusted annually during the first seven years of the lease by the greater of 6.5% or the positive variation of IPCA, and adjusted annually thereafter by the positive variation of IPCA. The monthly payments under the remainder of the operating lease agreements reflect a base rental amount specified in the agreement, adjusted annually by the positive variation of IPCA.

The operating lease agreements for space on communications towers and rooftop antennae have 15-year terms expiring between December 2027 and June 2019 and are automatically renewable for successive one-year periods. The operating lease agreements for space on fixed-line communications towers have 20-year terms expiring between April 2033 and July 2033 and are renewable for additional 20-year terms.

Infrastructure Sharing Agreements

4G Network

We currently are party to two Radio Access Network, or RAN, sharing agreements with other operators. RAN sharing enables operators to share the same physical network, thus reducing the deployment costs in proportion to each operator’s respective coverage requirements while maintaining all of the characteristics of an individual network with respect to our customers. RAN sharing makes use of 3GPP standard features, permitting full technical support. As a result, RAN sharing agreements allow us to reduce operating expenses and capital expenditures.

In November 2012, we entered into a memorandum of understanding with TIM under which we agreed to the joint use of elements of our 4G network under a RAN sharing model pursuant to which we have invested in (and provided TIM with access to) infrastructure in certain cities, while TIM has invested in (and provided us with access to) infrastructure in other cities. In late 2013, we and TIM extended this memorandum of understanding to additional cities and revised certain obligations of each party under the memorandum of understanding, which we refer to as the 2013 RAN Sharing Agreement. The 2013 RAN Sharing Agreement has a term of 15 years. Under the 2013 RAN Sharing Agreement, we offer 4G technology to over 80% of urban areas in all Brazilian capital cities and cities with over 500,000 inhabitants. In 2015, we expanded the 2013 RAN Sharing Agreement with TIM to cities with over 200,000 inhabitants, 133 municipalities covered by 4G technology, and we began a RAN sharing arrangement with Telefônica Brasil. In 2016, we expanded to cities with over 100,000 inhabitants, reaching 284 cities with 4G coverage. In 2017, we expanded to cities with less than 100,000 inhabitants, reaching 813 cities with 4G coverage. In 2018, we and TIM amended the 2013 RAN Sharing Agreement to update the technology covered by the agreement to permit infrastructure sharing in the 1800 MHz spectrum technology.

In June 2015, we entered into a memorandum of understanding under which we agreed to the joint use of elements of the 4G network under a RAN sharing model pursuant to which Oi, TIM, and Telefônica Brasil agreed to invest proportionally (50% Telefônica Brasil, 25% Oi and 25% TIM) in sites in certain cities based on each operators’ respective coverage obligations, which we refer to as the 2015 RAN Sharing Agreement. The 2015 RAN Sharing Agreement has a term of 12 years. In early 2016, ANATEL required the inclusion of additional clauses in the agreement allowing an additional operator to be added. This agreement covered 31 cities in 2015, 171 cities in 2016 and 427 cities in 2017.

Satellite Network and Leases

Residential Services

We have deployed a range of satellite-based services to comply with our public service obligations to the rural and remote areas of Brazil, including the Amazon rainforest region. These satellite services include internet access and access to corporate data applications. The satellite network comprises satellite earth stations located in less-populated rural areas, as well as hub stations in the cities of Brasília, Manaus, Belém, Rio de Janeiro, Porto Velho, Boa Vista, Macapá, Santarém, and Marabá. Our fiber optic backbone connects all these hub stations. The integration of the land-based segment of our satellite network allows us to provide fixed-line and mobile voice service to our subscribers in any location in our fixed-line service areas.

As of December 31, 2018, we leased transponders from our affiliate Hispamar with:

•	98.3 MHz of capacity on the Amazonas 3 satellite in Ku band and 540 MHz of capacity on the Amazonas 2 satellite in Ku band to provide voice and data services to approximately 3,000 localities; and

•	754 MHz of capacity on the Amazonas 3 satellite in C band and 432 MHz of capacity on the Amazonas 2 satellite in C band to provide voice and data services to approximately 390 municipalities.

DTH Network

We provide our DTH services through satellite uplinks that receive, encode and transmit the television signals to satellite transponders (1) located in Lurin, Peru that we lease from a subsidiary of Telefónica S.A., and (2) through our own facilities in Barra da Tijuca near Rio de Janeiro.

As of December 31, 2018, we leased transponders to provide DTH services from:

•	Telefónica S.A with 216 MHz of capacity on the Amazonas 3 satellite in Ku band and 36 MHz of capacity on the Amazonas 2 satellite in Ku band; and

•	SES New Skies with 1.5 GHz of capacity on the SES-6 satellite in Ku band.

Network Maintenance

Our external plant and equipment maintenance, installation and network servicing are performed by our wholly-owned subsidiary Serede, as well as one third-party service provider, Telemont. We employ our own team of technicians for our internal plant and equipment maintenance.

Insourced Network Maintenance

In May 2013 and June 2013, we insourced our installation, operations, and corrective and preventive maintenance services in connection with our fixed-line telecommunications services, mobile telecommunications services, data transmission services (including broadband access services), satellite services, buildings, access ways and towers. These services had previously been provided by Nokia Solutions and Networks do Brasil Telecomunicações Ltda. and Alcatel-Lucent Brasil S.A.

We have entered into arms’-length services agreements with our wholly-owned subsidiary Serede to perform our external plant and equipment maintenance, installation and network servicing in the States of São Paulo, Rio de Janeiro, Rio Grande do Sul, Santa Catarina, Paraná, Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas, Sergipe, Bahia, Amazonas, Roraima, Pará and Amapá.

In January 2012, we entered into a services agreement with Serede for installation, operation, and corrective and preventive maintenance in connection with our external plants and associated equipment, public telephones, and fiber optic and data communication networks (including broadband access services) in certain parts of the State of Rio de Janeiro. Over the years, we have amended this agreement to expand its scope to the entirety of the State of Rio de Janeiro (following our acquisition of Telemont’s operations in Rio de Janeiro), as well as the States of São Paulo, Rio Grande do Sul, Santa Catarina and Paraná (following our acquisition of A.R.M Engenharia in June 2016). The total estimated payments under this contract, which expires in January 2022, are approximately R$10.0 billion.

In June 2016, we acquired 100% of the capital stock of A.R.M. Engenharia and changed its corporate name to Rede Conecta – Serviços de Rede S.A. In November 2018, Rede Conecta merged into Serede. In July 2016, we entered into a services agreement with Rede Conecta for installation, operation and corrective and preventive maintenance in connection with our external plant and associated equipment, public telephones, and fiber optic and data communication networks (including broadband access services) in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco, Alagoas, Sergipe, Bahia, Amazonas, Roraima, Pará and Amapá. The total estimated payments under this contract, which expires in June 2021, are approximately R$3.2 billion.

Outsourced Network Maintenance

In October 2012, we entered into five-year services agreements with Telemont for installation, operation, and corrective and preventive maintenance in connection with our external plant and associated equipment, public telephones, and fiber optic and data communication networks (including broadband access services) in the States of Minas Gerais, Espírito Santo, Mato Grosso, Mato Grosso do Sul, Tocantins, Acre, Rondônia and Goiás and the Federal District. The total payments under this contract, which expired in October 2017, amounted to R$3.7 billion.

In October 2017, we entered into new services agreements with Telemont for installation, operation, and corrective and preventive maintenance in connection with our external plant and associated equipment, public telephones, and fiber optic and data communication networks (including broadband access services) in the States of Minas Gerais, Espírito Santo, Mato Grosso, Mato Grosso do Sul, Tocantins, Acre, Rondônia and Goiás and the Federal District. The total estimated payments under this contract, which expires in October 2022, are approximately R$4.2 billion.

Research and Development

We conduct independent innovation, research and development in areas of telecommunications services but historically we have not independently developed new telecommunications technologies. We depend primarily on suppliers of telecommunications equipment for the development of new technology. Our investments in innovation, research and development totaled R$17 million in 2018, R$16 million in 2017 and R$20 million in 2016.

Joint Venture, Associated Companies and Assets Held-For-Sale

Joint Venture

We own 19.04% of the share capital of Hispamar Satélite S.A., or Hispamar, a Spanish-Brazilian enterprise created in November 1999 by Hispasat (the leading satellite telecommunications provider in the Iberian Peninsula), and our company. Hispamar operates the Amazonas 2 and Amazonas 3 satellites. In December 2002, we entered into an agreement with Hispasat that granted and transferred to Hispamar the rights to exploit geostationary orbital position 61 degrees west, and we acquired a minority equity stake in Hispamar.

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

In 2013, the Amazonas 3 satellite was launched and commenced commercial operations. This satellite provides both C and Ku band transponders, with an expected useful life of 15 years. The Amazonas 3 satellite is owned by Hispamar, which operates and leases all of the transponder’s space segment on this satellite.

Associated Company

We own 50% of Companhia AIX de Participações S.A., or AIX. AIX provides infrastructure services to our company and is engaged in the construction of ductwork for the installation of fiber optic cables along highways in the State of São Paulo.

Assets Held-for-Sale

Our board of directors has authorized our management to take the necessary measures to market our shares in Africatel and TPT—Telecomunicações Públicas de Timor, S.A., or TPT. As a result, we record the assets and liabilities of Africatel and TPT as held-for sale, although we do not record Africatel or TPT as discontinued operations in our income statement due to the immateriality of the effects of Africatel and TPT on our results of operations.

Africatel

Africatel Holdings B.V., or Africatel, was formed in May 2006 and indirectly holds our equity interests in Unitel, Cabo Verde Telecom, S.A., or CVTelecom, and CST – Companhia Santomense de Telecomunicações S.A.R.L., or CST, Directel—Listas Telefónicas Internacionais, Lda., or Directel. We own 86% of the share capital of Africatel.

Unitel

Africatel indirectly owns 25% of the share capital of Unitel, a mobile service provider in Angola. Following our acquisition of PT Portugal in 2014, which resulted in our acquisition of our interest in Africatel, we brought suits against Unitel in the courts of Angola and instituted arbitral proceedings against the other shareholders of Unitel in the International Court of Arbitration of the International Chamber of Commerce based on our inability to collect dividends owed to us by Unitel and breaches of the Unitel shareholders’ agreement. For more information about these proceedings, see “Item 8. Financial Information—Legal Proceedings—Legal Proceedings Relating to Our Interest in Unitel.”

CVTelecom

Africatel indirectly owns 40% of the share capital of CVTelecom, a provider of fixed-line and mobile services in the Cabo Verde Islands, that was established in 1995 and provides fixed-line and mobile telecommunications services under the terms of a 25-year license granted in 1996.

Following our acquisition of PT Portugal in 2014, which resulted in our acquisition of our interest in Africatel, we instituted arbitral proceedings against the Republic of Cape Verde in the International Court of Arbitration of the International Chamber of Commerce, disputing its interpretation of the shareholders’ agreement governing CVTelecom which the Republic of Cape Verde terminate this shareholders’ agreement. In March 2015, we also commenced an arbitration proceeding against the Republic of Cabo Verde before the International Centre for Settlement of Investment Disputes, or ICSID, due to the violation of CVTelecom’s exclusivity rights under the concession agreement by the Republic of Cabo Verde.

CST

Africatel indirectly owns 51% of the share capital of CST, a provider of fixed and mobile services in São Tomé and Principe, that was established in 1989 and provides fixed-line and mobile telecommunications services under the terms of a 20-year license granted in 2007.

Directel

Africatel indirectly owns 100% of the share capital of Directel, a Portuguese entity with subsidiaries in Angola, Cabo Verde, Mozambique, and Kenya, which publish telephone directories and operate related data bases in those countries.

TPT

We own 76.14% of the share capital of TPT, a Portuguese holding company that owns 54.01% of the share capital of Timor Telecom, S.A., or Timor Telecom, which provides telecommunications, multimedia and IT services in Timor Leste in Asia. Our wholly-owned subsidiary PT Participações also holds 3.05% of the share capital of Timor Telecom.

Regulation of the Brazilian Telecommunications Industry

Overview

Our business, including the nature of the services we provide and the rates we charge, is subject to comprehensive regulation under the Brazilian General Telecommunications Law (Lei Geral das Telecomunicações), or the General Telecommunications Law, and a comprehensive regulatory framework for the provision of telecommunications services promulgated by ANATEL. We provide fixed-line, domestic and international long-distance, mobile telecommunications, data transmission and Pay-TV services under concessions, authorizations and licenses that were granted by ANATEL and allow us to provide specified services in designated geographic areas, as well as set forth certain obligations with which we must comply.

ANATEL is an administratively independent and financially autonomous regulatory agency that was established in July 1997 pursuant to the General Telecommunications Law and ANATEL Regulation (Regulamento da Agência Nacional de Telecomunicações). ANATEL oversees our activities and enforces the General Telecommunications Law and the regulations promulgated thereunder. ANATEL is required to report on its activities to the Brazilian Ministry of Communication, and has authority to propose and to issue regulations that are legally binding on telecommunications service providers. ANATEL also has the authority to grant concessions and licenses for all telecommunications services, other than broadcasting services. In addition, ANATEL is authorized to direct and control the provision of services, the shareholding structure of service providers, to apply penalties and to declare the expiration of the concession and authorizations and the return of assets from the concessionaire to the government authority upon termination of the concession. Any regulation or action proposed by ANATEL is subject to a period of public comment, which may include public hearings, and ANATEL’s decisions may be challenged administratively before the agency itself or through the Brazilian judicial system.

The current regulatory framework for the Brazilian telecommunications industry was adopted in 1998. Under the General Telecommunications Law and ANATEL regulations, the right to provide telecommunications services is granted either through a concession under the public regime (as discussed below) or an authorization under the private regime (as discussed below). A concession is granted for a fixed period of time following a public auction and is generally renewable only once. An authorization is granted for an indeterminate period of time and public auctions are held for some authorizations. These concessions and authorizations allow service providers to provide specific services in designated geographic areas, set forth certain obligations with which the service providers must comply and require equal treatment of customers by the service providers.

The three principal providers of fixed-line telecommunications services in Brazil, Telefônica Brasil, Claro and our company, provide these services under the public regime. In addition, CTBC and Sercomtel, which are secondary local fixed-line telecommunications service providers, operate under the public regime. All of the other providers of fixed-line telecommunications services and all providers of personal mobile services and data transmission services in Brazil operate under the private regime.

Public Regime

Overview

Providers of public regime services are subject to more obligations and restrictions than providers of private regime services. Under Brazilian law, providers of public regime services are subject to certain requirements with respect to services such as network expansion and network modernization. Under their concession agreements, public regime service providers are required to comply with the provisions of the General Plan of Universal Service Goals (Plano Geral de Metas de Universalização), or PGMU, which was most recently updated in December 2018. For more information about the PGMU and our obligations thereunder, see “—General Plan of Universal Service Goals (PGMU).”

In addition, public regime service providers as well as private regime service providers, are required to comply with the provisions of the General Plan of Quality Goals (Plano Geral de Metas de Qualidade), or PGMQ, which was adopted by ANATEL in June 2013, and the General Plan on Competition Targets (Plano Geral de Metas de Competição), or PGMC, which was adopted by ANATEL in November 2012 and updated in July 2018. For more information about the PGMQ and the PGMC see “—Our Services—Fixed-Line Telephone Services—Quality Regulation” and “—Other Regulatory Matters—General Plan on Competition Targets (PGMC),” respectively.

The rates that public regime service providers may charge customers are subject to ANATEL supervision. Another distinctive feature of public concessions is the right of the concessionaire to maintain certain economic and financial standards, which are calculated based on the rules set forth in the concession agreements and was designed based on a price cap model. For more information, see “Our Services—Fixed-Line Telephone Services—Rate Regulation.”

Concessions are granted for a fixed period of time and are generally renewable only once. ANATEL may terminate the concession of any public regime service provider upon the occurrence of certain events described below under “—Termination of a Concession.” The modification right permits ANATEL to impose new terms and conditions in response to changes in technology, competition in the marketplace and domestic and international economic conditions. ANATEL is obligated to engage in public consultation in connection with each of these potential modifications.

General Plan of Universal Service Goals (PGMU)

The PGMU sets forth the principal network expansion and modernization obligations of the public regime providers. The PGMU was approved by Decree No. 9,619 and became effective on December 21, 2018, the date when it was published in the Official Gazette.

Public regime providers are subject to network expansion requirements under the PGMU, which are revised by ANATEL from time to time. No subsidies or other supplemental financings are anticipated to finance our network expansion obligations. Our failure to meet the network expansion and modernization obligations established by the PGMU or in our concession agreements may result in fines and penalties of up to R$50 million, as well as potential revocation of our concessions.

The PGMU requires the following, among other things:

•

local fixed-line service providers to provide individual access to fixed-line voice services to economically disadvantaged segments of the Brazilian population within their service areas, through programs to be established and regulated by ANATEL;

•	local fixed-line service providers to install public telephones on demand in locations with more than 100 inhabitants;

•

local fixed-line service providers to install fixed lines in locations with more than 300 inhabitants (1) in regions where there is no fixed line installed, within 120 days of a request and (2) in regions where fixed lines are already installed, within 7 days of a request for 90% of requests and in up to 25 days of a request for the remaining 10% of requests; and

•

local fixed-line service providers to gradually provide voice access in the wireless local loop technology with capacity for 4G services in 1,400 locations (of which 1,155 apply to Oi), according to the following schedule: 10% of such locations by December 31, 2019; 25% by December 31, 2020; 45% by December 31, 2021; 70% by December 31, 2022; and 100% by December 31, 2023.

Similarly to the 2008 amendments to the PGMU that eliminated the requirements to provide public telephone centers (postos de serviço telefônico) in exchange building backhaul, the 2018 PGMU eliminated the requirements to provide multifacility service centers (postos de serviço multifacilidade), which are public centers located in rural areas that offers various telecommunications services, including voice, access to the internet and digital transmission of text and images, and to install and maintain public telephones within a fixed-line service concession, in exchange for other obligations to be defined.

The value of the obligations currently imposed by the PGMU and, therefore, the cost of the additional investments or fees to be paid to ANATEL in exchange for the elimination of such obligations, is subject to discussion between the parties, with ANATEL having the ability to make the final valuation.

Termination of a Concession

ANATEL may terminate the concession of any public regime service provider upon the occurrence of any of the following:

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

Service Restrictions

Public regime service providers are subject to certain restrictions on alliances, joint ventures and mergers and acquisitions with other public regime providers, including:

•

a prohibition on members of the same economic group holding more than two licenses for the provision of telecommunications services in the public regime, which would include holding more than 20% of the voting shares of or controlling (as such term is defined under ANATEL’s regulations) more than two providers of public regime telecommunications services; and

•	a restriction, as set forth in the PGO, on mergers between providers of public regime telecommunications services.

In September 2011, Law No. 12,485 became effective, which creates a new legal framework for subscription television services in Brazil, and determines, among other provisions to:

•	allow fixed-line telephone concessionaires, such as us, to enter the cable television market in Brazil;

•	remove existing restrictions on foreign capital investments in cable television providers;

•	limit the total and voting capital held by broadcast concessionaires and authorized providers, and in television programmers and producers, with headquarters in Brazil to 30%; and

•	prohibit telecommunications service providers with collective interests from acquiring rights to disseminate images of events of national interest and from hiring domestic artistic talent.

Private Regime

Providers of private regime services, although not generally subject to the requirements concerning continuity and universality of service and network modernization, are subject to certain network expansion and quality of service obligations set forth in their respective authorizations and applicable regulation.

For example, private regime service providers are required to comply with the provisions of the PGMQ and the PGMC. For more information about the PGMQ and the PGMC, see “—Our Services—Fixed-Line Telephone Services—Quality Regulation” and “—Other Regulatory Matters—General Plan on Competition Targets (PGMC),” respectively.

Our Services

Fixed-Line Telephone Services

Regulatory Overview

We provide the majority of our fixed-line telephone services (Serviço Telefônico Fixo Comutado—STFC) in accordance with concession agreements under the public regime. For more information about the regulations applicable to public regime telephone service providers, see “—Public Regime.”

Our Concessions and Authorizations

The following table sets forth certain details of our concessions and authorizations to provide local, domestic long-distance and international long-distanced fixed-line telephone services:

Geographic Scope	Type of Service	Termination Date	Regime
Region I of the PGO – States of Rio De Janeiro, Minas Gerais, Espírito Santo, Bahia, Sergipe, Alagoas, Pernambuco, Paraiba, Rio Grande do Norte, Ceará, Piauí, Maranhão, Pará, Amapá, Amazonas e Roraima, except Sector 3 of Region I of the PGO(1)	Local / Domestic Long-Distance	December 31, 2025	Concession
Region I of the PGO – Sector 3(1)	Local / Domestic Long-Distance	Indeterminate	Authorization
Region II of the PGO – States of Santa Catarina, Paraná, Mato Grosso, Mato Grosso do Sul, Goiás, Tocantins, Distrito Federal, Rondônia, Acre and Rio Grande Do Sul, cxcept for Sectors 20, 22 and 25(2)	Local / Domestic Long-Distance	December 31, 2025	Concession
Region II of the PGO – Sectors 20, 22 and 25(2)	Local / Domestic Long-Distance	Indeterminate	Authorization
Region III of the PGO – São Paulo	Local / Domestic Long-Distance	Indeterminate	Authorization
National	International Long Distance	Indeterminate	Authorization

(1)	Sector 3 of Region II of the PGO corresponds to 57 municipalities in the State of Minas Gerais.
(2)

Sectors 20, 22 and 25 of Region II of the PGO correspond to the following municipalities: Londrina, Paraná; Tamarana, Paraná; Paranaíba, Mato Grosso do Sul; Buriti Alegre, Goiás; Cachoeira Dourada, Goiás; Inaciolândia, Goiás; Itumbiara, Goiás; Paranaiguara, Goiás; and São Simão, Goiás.

Each of our concession agreements:

•	sets forth the parameters that govern adjustments to our rates;

•	requires us to comply with the network expansion obligations set forth in the PGMU;

•

requires payment of biannual fees equal to 2.0% of our net operating revenue that is derived from the provision of our local fixed-line and domestic long-distance services (excluding taxes and social contributions) during the immediately preceding year;

In addition, each of our concession and authorization agreements:

•	sets forth the conditions under which ANATEL may access information from us;

•	requires us to comply with certain quality of service obligations as well as the quality of service obligations set forth in the PGMQ;

•	requires us to pay fines for any non-compliance with the regulatory rules including systemic service interruptions.

In addition, the PGMU requires us to provide transmission lines connecting our fiber-optic internet backbones to municipalities in our concession areas in which we did not provide internet service, which we refer to as backhaul. Under these concession agreements, we are obligated to set up backhaul in 3,188 municipalities in Regions I and II. The facilities that we constructed to meet these obligations are considered to be property that is part of our concessions and will therefore revert to the Brazilian government on January 1, 2026. For more information about the PGMU, see “—Public Regime—General Plan of Universal Service Goals (PGMU).”

On June 27, 2014, ANATEL opened a public comment period for the revision of the terms of our concession agreements. The comment period, which ended on December 26, 2014, was opened for comments on certain topics such as service universalization, rates and fees, among others. Throughout 2015, ANATEL, the Brazilian Ministry of Communication and telecommunications service providers met regularly to discuss possible amendments to each of the concession agreements granted by ANATEL, including ours, and the implications of the developments and demands in the telecommunications sector in recent years. In September 2015, the Brazilian Ministry of Communication created a working group to evaluate the status of the concessions and propose guidelines for the amendment of the concession agreements. In April 2016, the Brazilian Ministry of Communication issued an ordinance addressing guidelines for the establishment of a new regulatory framework for telecommunications, which were expected to be implemented by ANATEL through the conclusion of the concession amendments. In line with the provisions of PLC 79, these guidelines provided for, among other things, the expansion of broadband services (including in rural regions), the elimination of the reversibility of assets, and an extension of the terms of concessions, which in our case are currently scheduled to expire in 2025. As a result of the publication of these guidelines, ANATEL requested a further postponement of the review of our concession agreements, which was granted. The implementation of these guidelines, however, depends on the passage of PLC 79 to provide the necessary legal authority and framework. As a result of the Brazilian Congress’s failure to date to pass PLC 79, the review of our concession agreements, which was scheduled to occur by June 2017, has not yet taken place, and further discussions regarding amendments to our concession agreements have halted pending resolution of PLC 79. Under their existing terms, our concession agreements may be amended by December 2020 at the latest. If PLC 79 is not passed, our concession agreements will expire in 2025 without the possibility of renewal.

In connection with the consideration of revisions to the concession agreements under the public regime, in January 2017, ANATEL proposed revisions to the terms of the PGO, in line with the provisions of PLC 79, which include the ability of companies operating under a concession in the public regime to convert their concessions into authorizations to operate in the private regime and thereby eliminate a number of substantial obligations currently imposed by the concession regime, in exchange for the assumption of obligations to make additional investments in their networks, primarily related to the expansion of broadband services or through the payment of fees to ANATEL. The value of the obligations currently imposed by the concession agreement and, therefore, the cost of the additional investments or fees to be paid to ANATEL in exchange for the elimination of such obligations, would be subject to discussion between the parties, with ANATEL having the ability to make the final valuation. However, as a result of the legislative gridlock faced by PLC 79, ANATEL has halted implementation of the PGO.

We cannot assure you that any future amendments to our concession agreements or the PGO will not impose requirements on our company that will require us to undertake significant capital expenditures or will not modify the rate-setting procedures applicable to us in a manner that will significantly reduce the net operating revenue that we generate from our Brazilian fixed-line businesses. If the amendments to our Brazilian concession agreements have these effects, our business, financial condition and results of operations could be materially adversely affected.

Rate Regulation

Under their concession agreements, public regime service providers are required to offer basic local fixed-line plans to users. Rates for the basic long-distance services plan originated and terminated on fixed lines vary in accordance with certain criteria. The concession agreements establish a price-cap mechanism for annual rate adjustments for basic service plans and basic domestic long-distance plans based on formulas set forth in each provider’s concession agreement. The formula provides for two adjustments to the price cap based on the local rate basket, the long-distance rate basket and the use of a price index. The price cap is first revised upward to reflect increases in inflation, as measured by an index, then ANATEL applies a productivity discount factor, or Factor X, which reduces the impact of the rate readjustment provided by the index.

Factor X is equal to (1) 50% of the increase in the productivity rate of public regime providers, plus (2) 75% of a factor calculated by ANATEL that is designed to reflect cost optimization targets for the telecommunications industry as a whole. If the weighted average productivity rate is negative, ANATEL will not allow an annual adjustment in excess of the IST.

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

Under our concession agreements, we are required to offer two local fixed-line plans to users: the Basic Plan per Minute and the Mandatory Alternative Service Plan. In addition to the Basic Plan per Minute and the Mandatory Alternative Service Plan, we are permitted to offer non-discriminatory alternative plans to the basic service plans. The rates for applicable services under these plans must be submitted for ANATEL approval prior to offering those plans to our customers. Historically, ANATEL has generally not raised objections to the terms of these plans.

On an annual basis, ANATEL increases or decreases the maximum rates that we are permitted to charge for our basic service plans. In addition, we are authorized to adjust the rates applicable to our alternative plans annually by no more than the rate of inflation, as measured by the Telecommunications Services Index (Índice de Serviços de Telecomunicações – IST), or IST. Discounts from the rates set in basic service plans and alternative service plans may be granted to customers without ANATEL approval.

Local Fixed Line-to-Mobile Rates (VC-1) and Mobile Long Distance Rates (VC-2 and VC-3)

When one of our fixed-line customers makes a call to a mobile subscriber of our company or another mobile services provider that terminates in the mobile registration area in which the call was originated, we charge our fixed-line customer per-minute charges for the duration of the call based on rates designated by ANATEL as VC-1 rates. In turn, we pay the mobile services provider a per-minute charge based on rates designated by ANATEL as mobile termination, or MTR, rates for the use of its mobile network in completing the call. Rates for long-distance calls that originate or terminate on mobile telephones are based on whether the call is an intrasectorial long-distance call, which is charged at rates designated by ANATEL as VC-2 rates, or an intersectorial long-distance call, which is charged at rates designated by ANATEL as VC-3 rates. If the caller selects one of our carrier selection codes for the call, we receive the revenues from the call and must pay interconnection fees to the service providers that operate the networks on which the call originates and terminates. VC-1, VC-2 and VC-3 rates, collectively, the “VC Rates” vary depending on the time of the day and day of the week, and are applied on a per-minute basis. On an annual basis, ANATEL may increase or decrease the maximum VC Rates that we are permitted to charge.

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

For more information about the rates applicable to our fixed-line services, see “—Rates, Billing and Collection—Rates.”

Quality Regulation

General Plan on Quality Goals (PGMQ)

The PGMQ for fixed-line voice services was approved by ANATEL in December 2012 and became effective in June 2013. Each fixed-line service provider operating under the public regime or the private regime must comply with the provisions of the PGMQ. All costs related to compliance with the quality goals established by the PGMQ must be borne exclusively by the service provider. The PGMQ establishes minimum quality standards with regard to:

•	customer complaints;

•	responses to repair requests;

•	responses to change of address requests;

•	rate of call completion; and

•	quality of public telephones.

These quality standards are measured according to the definitions and quality indicators established by ANATEL. The indicators, as well as their respective methods of collection, calculation and other quality requirements, are defined in specific regulations published by ANATEL.

ANATEL measures the performance of fixed-line service providers in each individual state in which they operate. As a result, the performance of fixed-line service providers in any particular state may not meet one or more quality performance targets even if such service provider’s overall performance is satisfactory. For cases in which there are indications of performance or conduct other than those established in the regulations, ANATEL establishes a noncompliance process called Procedure for Determination of Non-Compliance to Obligations (Procedimento de Apuração de Descumprimento de Obrigações – PADO) in detriment to the provider. Therefore, fixed-line service providers, including us, could be subject to fines or penalties as a result of the failure to meet the quality performance targets in one or more particular area codes.

In November 2017, ANATEL submitted for public consultation the Quality of Telecommunications Services Regulation (Regulamento de Qualidade dos Serviços de Telecomunicações), or RQUAL, a proposal to review the methods by which the quality standards for fixed-line services, personal mobility services, multimedia communications services and subscription television services are measured. For more information, see “—Other Regulatory Matters—Quality of Telecommunications Services Regulation (RQUAL).”

Mobile Telephone Services

Regulatory Overview

In September 2000, ANATEL adopted regulations that established operating rules for providers under the personal mobile service (Serviço Móvel Pessoal—SMP) regime. The regulations permitted ANATEL to grant authorizations to provide mobile telecommunications services under the personal mobile service regime. For purposes of the personal mobile service regulations, Brazil is divided into three service regions covering the same geographic areas as the concessions for fixed-line telecommunications services.

Auction of 3G Spectrum

In preparation for auctions of spectrum in Bands F, G, I and J (2.1 GHz), the use of which allows personal mobile services providers to offer 3G services to their customers, ANATEL issued regulations that divide the Brazilian territory into nine regions for purposes of operations using these frequency bands. In December 2007, ANATEL auctioned radiofrequency licenses to operate on each of these frequency bands in each of the nine regions and the related licenses to use these frequency bands. In this auction, we acquired the radio frequency licenses necessary to offer 3G services in two of the nine regions delineated by ANATEL for 3G services (corresponding to Regions II under the personal mobile services regime), and TNL PCS acquired radio frequency licenses necessary to offer 3G services in six of the nine regions delineated by ANATEL for 3G services (corresponding to Regions I and III under the personal mobile services regime, other than an area that consists of 23 municipalities in the interior of the State of São Paulo that includes the city of Franca and surrounding areas).

Authorizations to Use 450 MHz Band and 2.5 GHz Band

In preparation for auctions of the 450MHz band and 2.5 GHz band, the use of which allows personal mobile services providers to offer 4G services to their customers, ANATEL issued regulations that divided the Brazilian territory into three regions for purposes of providing personal mobile services. In June 2012, ANATEL auctioned radio frequency licenses to operate and the related licenses to use the frequency bands in the following manner: (1) four national lots for 2.5 GHz bands, each accompanied by a regional band of 450 MHz, and (2) 132 regional lots for 2.5GHz bands. In this auction, we acquired (1) one of the national lots for 2.5 GHz and the corresponding regional lot of 450MHz to provide rural broadband services in the States of Goiás, Mato Grosso, Mato Grosso do Sul, Rio Grande do Sul and the Federal District, and (2) 11 regional lots for 2.5 GHz bands to provide personal mobile services in the following areas: interior of Ceará, the capital or Roraima (and its metropolitan area), the State of Amapá, the capital of Bahia (and its metropolitan area), interior of the State of Pará, the capital of Pernambuco (and its metropolitan area), interior of Paraná, the capital of Rio Grande do Sul (and its metropolitan area), the City of Jaguarão (and its metropolitan area) and the capital of São Paulo (and its metropolitan area).

Network Sharing

In 2013, ANATEL and CADE approved the 2013 RAN Sharing Agreement between TIM and Oi for the construction, implementation and mutual assignment of network tools to support personal mobile services (voice and broadband) in the 2.5 GHz band, among others, in order to ensure compliance with the scope of 4G commitments.

In 2014, TIM and Oi agreed to negotiate the joint construction, implementation and reciprocal assignment of elements of their respective 2G and 3G network infrastructures, which was approved by ANATEL and CADE.

In 2015, ANATEL and CADE approved the 2015 RAN Sharing Agreement between Telefônica Brasil, TIM and Oi for the construction, implementation and mutual assignment of network tools to support personal mobile services (voice and broadband) in the 2.5 GHz band, among others, in order to ensure compliance with the scope of commitments. With respect to the latter agreement, ANATEL rejected the proposal to conduct RAN sharing in conurbations, however, because it detected interference in the service. As a result, ANATEL will not allow RAN sharing in municipalities experiencing interference until a solution has been found.

In 2018, ANATEL and CADE approved an amendment to the 2013 RAN Sharing Agreement between TIM and Oi to update the technology covered by the agreement and to permit infrastructure sharing in the 1800 MHz spectrum technology.

Our Authorizations

We hold radiofrequency spectrum authorizations to provide 2G, 3G and 4G services in Regions I, II and III. The majority of these authorizations grant us permission to use the applicable radio spectrum for 15 years from the date of the authorization agreement under which they are granted and are renewable for additional 15-year terms. Upon renewal of any of these authorizations and on every second anniversary of such renewal, we will be required to pay an amount equal to 2.0% of our prior year’s net operating revenue from personal mobile services. The initial terms of one of our radio frequency spectrum authorizations expired in 2016 and was extended for an additional 15 year term.

The following table sets forth certain information about our authorizations to provide mobile telephone services:

Geographic Scope	900 MHz	1,800 MHz	2,100 MHz (3G)	2,600 MHz (4G)(5)
Rio de Janeiro, Espírito Santo, Minas Gerais, Amazonas, Roraima, Amapá, Pará, Maranhão, Bahia, Sergipe, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas	March 2031*		April 2023	October 2027
Rio de Janeiro, Bahia, Ceará, Minas Gerais and Pernambuco(1)		March 2031*
Amazonas, Alagoas, Paraíba, Piauí e Rio Grande do Norte, Pará, Maranhão, Roraima, Espírito Santo, Bahia and Sergipe		March 2031*
Acre, Goiás, Mato Grosso do Sul, Mato Grosso, Rondônia, Tocantins, Federal District, Paraná, Santa Catarina and Rio Grande de Sul	December 2032*	December 2032*	April 2023
Mato Grosso and Goiás(2)			April 2023
Federal District Mato Grosso, Paraná, Rio Grande do Sul, Tocantins, Acre, Santa Catarina, Rondônia, Mato Grosso do Sul, Goiás(3)		April 2023		October 2027
São Paulo	December 2022(4)	December 2022	April 2023	October 2027

*	The expiration dates of these licenses have already been extended and are not eligible for additional extensions.
(1)	Sector 1 of the State of Rio de Janeiro; sectors 2 and 3 of the State of Minas Gerais; sector 5 of the State of Bahia; sector 8 of the State of Pernambuco; and sector 11 of the State of Ceará.
(2)	Band “H” Sector 22 (Paranaíba/MS) and Sector 25 (municipalities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão in the State of Goiás).
(3)

Sub-band F. except in the States of Paranaíba and Mato Grosso do Sul and the municipalities of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão in the State of Goiás.

(4)	Except AR11 and sector 33.
(5)

We have secondary use of sub-bands X and VI in the 2.5 GHz radiofrequencies under authorizations provided to Telefônica and TIM in all of Brazil, with the same termination dates as the underlying authorizations.

Our authorization agreements are also subject to network scope and contains service performance obligations set forth in these authorization agreements, under which we are required to service all municipalities in Brazil with a population in excess of 100,000 habitants.

Under our 3G authorizations, we are also currently required to (1) provide service to 459 municipalities that did not have mobile services at the time these licenses were granted with either 2G or 3G mobile telecommunications services, (2) provide 3G service to 50% of all of the municipalities with a population between 30,000 and 100,000, and (3) provide 3G service to 60% of the municipalities, including 684 specified municipalities, covered by these licenses with a population less than 30,000.

Under our 4G authorizations, we are also currently required to provide 4G service in (1) all municipalities with a population of 30,000 or more and (2) 60% by December 31, 2018 and 100% by December 31, 2019 of the municipalities covered by these licenses with a population less than 30,000; provided, however, that for the latter, we may comply with this obligation by providing service with transmission rates equal to 1.9/2.1 GHz or above;

In 2012 we acquired 450 MHz license on the 4G services auction, which requires us to, in 964 municipalities in the States of Goiás, Mato Grosso, Mato Grosso do Sul, Rio Grande do Sul and the Federal District: (1) provide voice services in the 450 MHz or other spectrum granted to us and data services at minimum upload speeds of 256 kbps and download speeds of 1 Mbps and a minimum monthly allowance of 500 MB; (2) provide unlimited data services at minimum upload speeds of 256 kbps and download speeds of 1 Mbps to rural schools in those municipalities; and (3) make our fixed-line network available to other telecommunications service providers to allow them to comply with their obligations under the PGMU.

As of the date of this annual report, although we believe that we are in compliance with the network scope and service performance obligations set forth in these licenses, ANATEL is currently debating our compliance with certain obligations to provide services under the 450 MHz spectrums. Since we do not yet have all of the necessary systems in place to support the use of the 450 MHz spectrum using land frequencies, we have been meeting our coverage obligations in certain areas using satellites. If ANATEL decides that we have not been meeting our obligations, our authorizations to use 450 MHz frequencies may be terminated.

For most obligations, a municipality is considered “serviced” when the covered service area contains at least 80% of the urban area in the municipality. Our failure to meet these targets may result in the imposition of penalties established in ANATEL regulations and, in extreme circumstances, in termination of our authorizations to use those radiofrequencies by ANATEL. As of the date of this prospectus, although we believe that we are in compliance with the network scope and service performance obligations set forth in these authorization agreements, ANATEL has not yet made its final determination with respect to our compliance with certain obligations to provide services under the 450 MHz/900 MHz/1800 MHz/2100 and 2500 MHz spectrums. Furthermore, we have obtained judicial protection under the RJ Proceedings to forego renewal of many of the performance guarantees we would have otherwise been required to maintain with respect to the obligations under discussion.

Our 4G radio frequency authorizations also impose minimum investment obligations in domestic technologies. At least 65% of the cost of all goods, services, equipment, telecommunications systems and data networks that we purchase to meet our 4G service obligations must developed in Brazil. This minimum requirement will increase to 70% by December 31, 2022.

Roaming

Under the PGMC, a mobile services provider with significant market power, such as our company, must offer roaming services to other mobile services providers without significant market power at the maximum rate that the mobile services provider with significant market power is permitting ANATEL to offer such services to its retail customers.

In March 2017, ANATEL began a pilot program with the four principal mobile services providers, including our company, to share infrastructure costs to expand the existing voice roaming agreements to voice and data roaming services to 35 municipalities with fewer than 30,000 residents. As a result of this program, which is ongoing and is in the process of expansion to include additional mobile service providers and additional municipalities with fewer than 30,000 residents, the providers began or resumed discussions about voice and data roaming tariffs and the timeline to implement the requirements of the program. As of the date of this prospectus, certain providers, including our company, have entered into bilateral agreements regarding these matters, and new municipalities count on roaming coverage, increasing satisfaction to our clients.

Rate Regulation

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

Our revenues from mobile services consist mainly of charges for local and long-distance calls and data packages paid by our pre-paid and post-paid mobile subscribers and monthly subscription charges paid by our post-paid plan subscribers. Monthly subscription charges are based on a post-paid subscriber’s service plan. If one of our mobile subscribers places or receives a call from a location outside of his or her home registration area, we are permitted to charge that customer the applicable roaming rate. We charge for all mobile calls made by our pre-paid customers, and for mobile calls made by our post-paid customers in excess of their allocated monthly number of minutes, on a per-minute basis. Rates under our mobile plans may be adjusted annually by no more than the rate of inflation, as measured by the IGP-DI.

Quality Regulation

Our personal mobile services authorizations impose obligations on us to meet quality of service standards relating to our network’s ability to make and receive calls, call failure rates, capacity to handle peak periods, failed interconnection of calls and customer complaints.

To restructure the process of assessing the quality of mobile service, with the inclusion of processes and measurement of indicators to check the quality of mobile broadband and the quality perceived by the user, ANATEL published Resolution 575/2011, approving the Regulation for the Management of Quality of Provision of Personal Mobile Service (Regulamento de Gestão da Qualidade da Prestação de Serviço Móvel Pessoal), or SMP-RGQ.

The SMP-RGQ provides for the assessment of the network connection and their respective data transmission rate, assessing aspects of availability, stability and connection speed for the data network. Targets are defined as 80% of speed hired (on average per month) by users and 40% of the instant speed, according to the definitions of the Resolution 575/2011.

In January 2018, ANATEL adopted a new model for measuring the quality of mobile broadband networks through the use of smartphones, replacing the previous model that required data from volunteers and often led to statistically insignificant results. The new model, which we have adopted by collecting user data directly from smartphones using the Minha Oi application, allows us to better manage the quality of our network, allowing us to identify corrective actions and more efficiently direct investments in our network.

As a result, the performance of mobile telephony service providers in any particular state may not meet one or more quality performance targets even if such service provider’s overall performance is satisfactory. For cases in which there are indications of performance or conduct other than those established in the regulations, ANATEL establishes a noncompliance process called Procedure for Determination of Non-Compliance to Obligations (Procedimento de Apuração de Descumprimento de Obrigações – PADO) in detriment to the provider. Therefore, mobile telephony service providers, including us, could be subject to fines or penalties as a result of the failure to meet the quality performance targets in one or more particular area codes.

In November 2017, ANATEL submitted for public consultation the RQUAL, a proposal to review the methods by which the quality standards for fixed-line services, personal mobility services, multimedia communications services and subscription television services are measured. For more information, see “—Other Regulatory Matters—Quality of Telecommunications Services Regulation (RQUAL).”

Multimedia Communication Services

Our Authorizations

We have national Multimedia Communication Services (Serviço de Comunicação Multimídia – SCM) authorizations, which superseded our prior Telecommunications Network Transportation Services (Serviço de Rede de Transporte de Telecomunicações) authorizations, permitting us to provide high speed data service.

The Multimedia Communication Services authorizations became effective in May 2003 and cover the same geographical areas as our concession and personal communication service agreements. In April 2008, in connection with the amendments to our fixed-line services concessions, we agreed to provide internet service free of charge until December 31, 2025 to all urban schools in the areas of our concession agreements.

Rate Regulation

A significant portion of our revenues from commercial data transmission services are generated by monthly charges for EILD and SLD services, which are based on contractual arrangements for the use of part of our networks. Under ANATEL regulations, we are required to make publicly available the forms of agreements that we use for EILD and SLD services, including the applicable rates, and are only permitted to offer these services under these forms of agreements. ANATEL publishes reference rates for these services and if one of our customers objects to the rates that we charge for these services, that customer is entitled to seek to reduce the applicable rate through arbitration before ANATEL.

ANATEL is expected to publishes new reference rates for these services in 2020 reflecting a methodology that takes into consideration all long-run incremental costs, updated to current values, of providing a particular service and the unit costs of such service based on an efficient network considering our existing regulatory obligations.

Broadband services, IP services and frame relay services are market oriented but may still be subject to ANATEL regulation.

Quality Regulation

In June 2011, the President of Brazil issued Executive Decree No. 7,512/11, which mandated ANATEL to take the necessary regulatory measures to establish quality standards for broadband internet services. In compliance with such decree, on October 31, 2011, ANATEL published Resolution 574/2011 approving the Multimedia Communications Service Quality Management Regulations (Regulamentação de Gestão da Qualidade do Serviço de Comunicação Multimídia), which identify network quality indicators and establish performance goals for multimedia communications service providers, including broadband internet service providers, with more than 50,000 subscribers. Such providers will be required to collect representative data using dedicated equipment installed at the site of each network connection and be subject to periodic measurements to ensure their compliance with such regulation, including:

•	individual upload and download speeds of at least 40% of contracted speeds per measurement for at least 95% of all measurements;

•	average upload and download speeds of at least 80% of contracted speeds for all measurements; and

•	individual round-trip latencies for fixed-line connections of up to 80 milliseconds per measurement for at least 95% of the measurements.

To increase transparency, customers must be provided with specialized software at no cost to measure their own network quality, although such customer-generated measurements will be included in official calculations.

In January 2018, ANATEL adopted new models for measuring the quality of fixed broadband networks using automated processes that collect data from multiple data points. To measure our fixed broadband network quality, we have implemented the HDM platform. This new method allow us to better manage the quality of our network, allowing us to identify corrective actions and more efficiently direct investments in our network.

Nevertheless, the performance of fixed broadband service providers in any particular state may not meet one or more quality performance targets even if such service provider’s overall performance is satisfactory. For cases in which there are indications of performance or conduct other than those established in the regulations, ANATEL establishes a noncompliance process called Procedure for Determination of Non-Compliance to Obligations (Procedimento de Apuração de Descumprimento de Obrigações – PADO) in detriment to the provider. Therefore, fixed broadband service providers, including us, could be subject to fines or penalties as a result of the failure to meet the quality performance targets in one or more particular states.

In November 2017, ANATEL submitted for public consultation the RQUAL, a proposal to review the methods by which the quality standards for fixed-line services, personal mobility services, multimedia communications services and subscription television services are measured. For more information, see “—Other Regulatory Matters—Quality of Telecommunications Services Regulation (RQUAL).”

Subscription Television Services

Regulatory Overview

The framework established by Law No. 12,485 of 2011 increased the availability and lowered the price of subscription television services in Brazil, through increased competition among providers, and improved the quality, speed and availability of broadband internet services as a result of the expected proliferation of fiber optic cables used to transmit cable television.

In March 2012, ANATEL adopted new regulations under which the authorizations to provide various existing subscription television services have been consolidated into authorizations to provide a newly-defined service called Conditional Access Service (Serviço de Acesso Condicionado – SeAC). Under these regulations, authorizations to provide Conditional Access Service apply to private telecommunications services, the receipt of which are conditioned on payment by subscribers, for the distribution of audiovisual contents in the form of packages, individual channels and channels with required programming, by means of any communications technology, processes, electronic means or protocols. An authorization granted by ANATEL to provide Conditional Access Service will be valid for the entire Brazilian territory; however, the provider must indicate in its application for an authorization the localities that it will service.

Our Authorizations

In November 2008, we entered into a 15-year authorization agreement with ANATEL that governs our use of satellite technology to provide DTH satellite television services throughout Brazil. Under this authorization, we are required to furnish equipment to certain public institutions, to make channels available for broadcasting by specified public institutions, and to comply with quality of service obligations set forth in applicable ANATEL regulations.

In December 2012, ANATEL granted our request to convert our DTH authorization agreement into a Conditional Access Service (SeAC) authorization allowing us to provide nationwide subscription television services through any technology, including satellite, wireline, optical fiber and coaxial cable. The Conditional Access Service authorization agreement authorized us to offer the services to be governed by such agreement, including IP TV, and has no termination date. In accordance with Law No. 12,485/11, which approved the Conditional Access Service regime, our Conditional Access Service authorization prohibits us from creating television content or owning more than 30% of a company that creates content. We are also required to carry a certain percentage of Brazilian programming, including open channels and public access channels.

Rate Regulation

The rates and prices for DTH and IP TV services are not subject to ANATEL regulation and are market-driven.

Quality Regulation

The quality of service on Pay-TV (SeAC) is monitored by ANATEL through the operational and network performance indicators for telecom operators.

These quality standards are measured according to the definitions and quality indicators established by Resolution 411/2005. The indicators, as well as their respective methods of collection, calculation and other quality requirements, measures the performance of Pay-TV service providers in each individual geographic area in which they operate. As a result, the performance of Pay-TV service providers in any particular geographic area may not meet one or more quality performance targets even if such service provider’s overall performance is satisfactory.

For cases in which there are indications of performance or conduct other than those established in the regulations, ANATEL establishes a noncompliance process called Procedure for Determination of Non-Compliance to Obligations (Procedimento de Apuração de Descumprimento de Obrigações – PADO) in detriment to the provider. Therefore, Pay-TV service providers, including us, could be subject to fines or penalties as a result of the failure to meet the quality performance targets in in each geographic area in which they operate.

In November 2017, ANATEL submitted for public consultation the RQUAL, a proposal to review the methods by which the quality standards for fixed-line services, personal mobility services, multimedia communications services and subscription television services are measured. For more information, see “—Other Regulatory Matters—Quality of Telecommunications Services Regulation (RQUAL).”

Other Regulatory Matters

Consumer Protection Regulation

In March 2014, ANATEL published a regulation approving the General Regulation on Telecommunications Customers Rights (Regulamento Geral de Direitos do Consumidor de Serviços de Telecomunicações), a single regulation for the telecommunications sector with general rules for customer service, billing, and service offers, which are applicable to fixed, mobile, broadband and Pay-TV customers. This regulation establishes a period ranging from 120 days to 24 months from the date of publication for entering into compliance with the new rules. Most of the new rules that expand the rights of those who use the telecommunications services entered into force on July 8, 2014. Our failure to comply with this regulation may result in various fines and penalties being imposed on us by ANATEL.

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

Interconnection Regulations Applicable to Fixed-Line Service Providers

Our revenues from the use of our local fixed-line networks by other telecommunications services providers consist primarily of payments at rates designated by ANATEL as TU-RL rates from:

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

Our revenues from the use of our long-distance networks consist primarily of payments at rates designated by ANATEL as TU-RIU rates from other long-distance carriers that use a portion of our long-distance networks to complete calls initiated by callers that have not selected us as the long-distance provider. Historically, our TU-RIU rates have been equal to 20% of our domestic fixed line-to-fixed line long-distance rates for such calls.

TU-RL and TU-RIU rates vary depending on the time of the day and day of the week and are subject to price caps established by ANATEL. The price cap for interconnection rates varies from service provider to service provider based on the retail prices of each service provider and are adjusted annually by ANATEL at the same time that rates for local and long-distance calls are adjusted. Fixed-line service providers must offer the same TU-RL and TU-RIU rates to all requesting providers on a nondiscriminatory basis.

The maximum TU-RL and TU-RIU rates that ANATEL has permitted us to charge have declined significantly since 2016. In December 2018, ANATEL published the maximum fixed reference rates, including TU-RL and TU-RIU, for 2020 through 2023, using a methodology that takes into consideration all long-run incremental costs, updated to current values, of providing a particular service and the unit costs of such service based on an efficient network considering our existing regulatory obligations.

Interconnection Regulations Applicable to Personal Mobile Services Providers

Our revenues from the use of our mobile networks by other telecommunications services providers consist primarily of payments on a per-minute basis from (1) local fixed-line, long-distance and mobile services providers to complete calls terminating on our mobile networks, and (2) long-distance service providers for the transfer to their networks of calls originating on our mobile networks.

The terms and conditions of interconnection to our mobile networks, including the rates charged to terminate calls on these mobile networks, which are designated by ANATEL as MTR rates, the commercial conditions and technical terms and conditions, may be freely negotiated between us and other mobile and fixed-line telecommunications service providers, subject to compliance with regulations established by ANATEL relating to traffic capacity and interconnection infrastructure that must be made available to requesting providers, among other things.

Personal mobile services providers must offer the same MTR rate to all requesting providers on a nondiscriminatory basis. Interconnection agreements must be approved by ANATEL before they become effective and may be rejected if they are contrary to the principles of free competition and the applicable regulations. If the providers cannot agree upon the terms and conditions of interconnection agreements, ANATEL may determine terms and conditions by arbitration. Since no agreement with fixed-line service providers could be reached regarding MTR rates when we began offering personal mobile services, ANATEL set the initial MTR rates.

The maximum MTR rates that ANATEL has permitted us to charge have declined significantly since 2016. In December 2018, ANATEL published the maximum fixed reference rates, including TU-RL and TU-RIU, for 2020 through 2023, using a methodology that takes into consideration all long-run incremental costs, updated to current values, of providing a particular service and the unit costs of such service based on an efficient network considering our existing regulatory obligations.

Quality of Telecommunications Services Regulation (RQUAL)

In November 2017, ANATEL submitted for public consultation the RQUAL, a proposal to review the methods by which the quality standards for fixed-line services, personal mobility services, multimedia communications services and subscription television services are measured. Under the proposal, the quality indicators would be standardized and simplified for consumer use, with the goals of assisting consumers to make informed decisions about quality and improving competition for quality among telecommunications providers. The public consultation period ended in April 2018, and we expect that the RQUAL will be approved in 2019.

General Plan on Competition Targets (PGMC)

The PGMC, which was approved by ANATEL and became effective in November 2012, contemplates the creation of one entity to manage information about telecommunications networks, act as an intermediary in contracts between telecommunications providers and supervise the offering of wholesale data traffic services. The PGMC also addresses a variety of other matters relating to both fixed-line and mobile service providers, including criteria for the evaluation of telecommunications providers to determine which providers have significant market power, regulations applicable to the wholesale markets for trunk lines, backhaul, access to internet backbone and interconnection services, and regulations related to partial unbundling and/or full unbundling of the local fixed-line networks of the public regime service providers.

The PGMC imposes stricter restrictions on providers that are deemed to have significant market power in a particular geographic area, ranging from a neighborhood within a municipality to the entire national territory. In order to determine whether a provider has significant market power, ANATEL established criteria that consider:

•	that provider’s market share in particular mobile interconnection markets and personal mobile services market;

•	the economies of scope and scale available to that provider;

•	that provider’s dominance over infrastructure that is not economically viable to duplicate; and

•	that provider’s concurrent operations in the wholesale and retail markets.

In December 2016, ANATEL launched a public consultation process to review proposed changes to the PGMC, including establishing new criteria to determine significant market power and creating a new competition framework.

In July 2018, ANATEL updated the PGMC to revise the criteria to determine which telecommunications providers have significant market power in the various wholesale markets that we serve. The revised evaluation framework also takes into account providers’ market position in several retail markets in which we participate. Under this new framework, municipalities are categorized according to degree of competition present: competitive, moderately competitive, potentially competitive and not competitive. ANATEL then regulates companies based on the degree of competition present in each municipality. The 2018 amendments to the PGMC also updated the price regulations applicable to wholesale products including EILD services, interconnection, full unbudling, bitstream, national roaming, pipelines and subducts, high capacity data transport and fixed network infrastructure usage.

Infrastructure Sharing

Prior to the adoption of the PGMC, ANATEL had established rules for partial unbundling of the local fixed-line networks of the public regime service providers, which we refer to as “line sharing,” and which (1) limited the rates service providers can charge for line sharing, and (2) addressed related matters such as co-location space requirements. Co-location means that a service provider requesting unbundling may place its switching equipment in or near the local exchange of the service provider whose network the requesting service provider wishes to use and may connect to the network at this local exchange.

The PGMC requires public regime service providers that have significant market power, such as our company, to share their fixed-line network infrastructure with other providers, including their local fixed-line access networks. Providers that are deemed to have significant market power must share their fixed access network infrastructure for transmission of data through copper wires at transmission rates of up to 12 Mbps. Providers with significant market power must also share their passive infrastructure with other service providers at prices determined by bilateral negotiations between the providers.

Ownership and Corporate Governance Restrictions

Over the years, ANATEL has initiated several internal proceedings to monitor our financial situation and to evaluate our ability to continue to perform our obligations under our concession agreements. In light of the approval of the RJ Plan by the creditors on December 20, 2017, and its subsequent ratification and confirmation by the RJ Court, ANATEL began to monitor our operating and financial positions based on the effectiveness of the RJ Plan.

In connection with the RJ Proceedings, ANATEL gained expanded powers regarding our ownership and corporate governance decisions. Currently, we must: (1) notify ANATEL’s Superintendence of Competition of the dates of meetings of Oi’s board of directors and executive officers so that it may send a representative to attend such meetings, as well as submit to ANATEL the minutes of such meetings; (2) notify ANATEL’s Superintendence of Competition of the dates of meetings of Oi’s board committees so that it may send a representative to attend such meetings; (3) obtain prior approval from ANATEL in order to, among other things, transfer Oi’s corporate control, including the replacement of Oi’s board of directors; (4) notify ANATEL of the sale or lien over any moveable asset of Oi or its controlling shareholders, affiliates and subsidiaries; and (5) so long as Oi is under judicial reorganization, request the shareholders who have indicated members to Oi’s board of directors or executive officers to inform ANATEL of possible agreements or instruments, including those that may interfere directly or indirectly in the exercise of their control.

Regulatory Agenda 2019-2020

On March 21, 2019, ANATEL approved its Regulatory Agenda for 2019-2020, including a study on the 700MHz, 2.3GHz, 3.3GHz – 3.4GHz, 3.5GHz and 26GHz radiofrequencies in preparation for the 5G spectrum auctions in 2020.

Environmental and Other Regulatory Matters

As part of our day-to-day operations, we regularly install ducts for wires and cables and erect towers for transmission antennae. We may be subject to federal, state and/or municipal environmental licensing requirements due to the installation of cables along highways and railroads, over bridges, rivers and marshes and through farms, conservation units and environmental preservation areas, among other places. As of the date of this annual report, we have been required to obtain environmental licenses for the installation of transmission towers and antennae in several municipalities with no expected impact on our operations. However, there can be no assurances that other state and municipal environmental agencies will not require us to obtain environmental licenses for the installation of transmission towers and antennae in the future or that such a requirement would not have a material adverse effect on the installation costs of our network or on the speed with which we can expand and modernize our network.

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

We believe that we are in compliance with ANATEL standards as well as with all material environmental legislation and regulations.

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

Our inbound and outbound roaming services with MTN Irancell were launched commercially in October and November 2012, respectively. During 2018, we recorded revenues of R$958 and expenses of R$1,035 in connection with this roaming agreement.

We do not maintain any bank accounts in Iran. All payments in connection with our international roaming agreements are effected through our bank accounts in London.

The purpose of all of these agreements is to provide our customers with coverage in areas where we do not own networks. For that purpose, we intend to continue maintaining these agreements.

We also provide telecommunications services in the ordinary course of business to the Embassy of Iran in Brasilia. In 2018, we recorded gross revenues of R$21,166 from these services. As one of the primary providers of telecommunications services in Brasilia, we intend to continue providing such services, as we do to the embassies of many other nations.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements as of December 31, 2018 and 2017 and for the three years ended December 31, 2018, which were prepared in accordance with U.S. GAAP, and the related notes, and are included in this annual report, as well as with the information presented under the sections entitled “Presentation of Financial and Other Information” and “Item 3. Key Information—Selected Financial Information.”

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Cautionary Statement with Respect to Forward-Looking Statements” and “Item 3. Key Information—Risk Factors.”

Overview

We are one of the principal integrated telecommunications service providers in Brazil with approximately 57.1 million RGUs as of December 31, 2018. We operate throughout Brazil and offer a range of integrated telecommunications services that include Residential Services, Personal Mobility Services and B2B Services. We are the largest fixed-line telecommunications company in Brazil in terms of total number of lines in service as of December 31, 2018 based on our 11.8 million fixed lines in service as of December 31, 2018, with a market share of 51.1% of the total fixed lines in service in our service areas as of that date. We own the largest fiber optic network in Brazil, with more than 360,000 kilometers of installed fiber optic cable, distributed throughout Brazil. Our Personal Mobility Services business offers mobile telecommunications services throughout Brazil. As of December 31, 2018, our mobile network covers areas in which approximately 94.0% of the Brazilian population lives and works. Based on our 37.7 million mobile subscribers as of December 31, 2018, we had a 16.4% market share of the Brazilian mobile telecommunications market as of that date. During 2018, we recorded net operating revenue of R$22,060 million and net income of R$27,394 million.

Our results of operations and financial condition have been and will be significantly influenced in future periods by the RJ Proceedings and our investment in Africatel. In addition, our results of operations for the years ended December 31, 2018, 2017 and 2016 and our financial condition as of December 31, 2018 and 2017 have been influenced, and our future results of operations and financial condition will continue to be influenced, by a variety of factors, including:

•

the evolution of Brazilian GDP, which grew by 1.1% during 2018 and 1.0% during 2017 and declined by 3.5% during 2016, which we believe affects demand for our services and, consequently, our net operating revenue;

•

the number of our fixed lines in service, which declined to 11.8 million as of December 31, 2018 from 12.9 million as of December 31, 2017 and 13.7 million as of December 31, 2016, and the percentage of our fixed-line customers that subscribe to our alternative plans which increased to 85.8% as of December 31, 2018 from 85.4% as of December 31, 2017 and 85.5% as of December 31, 2016;

•	the number of our mobile customers, which declined to 37.7 million as of December 31, 2018 from 39.0 million as of December 31, 2017 and 42.2 million as of December 31, 2016;

•

the number of our fixed-line customers that subscribe to our broadband services, which declined to 5.4 million as of December 31, 2018 from 5.6 million as of December 31, 2017 and 5.7 million as of December 31, 2016;

•	the number of our Pay-TV customers, which remained stable at 1.6 million as of December 31, 2018 and December 31, 2017 after growing from 1.3 million as of December 31, 2016;

•

the increased competition in the Brazilian market for telecommunications services, which affects the amount of the discounts that we offer on our service rates and the quantity of services that we offer at promotional rates;

•

our compliance with our quality of service obligations under the PGMQ and our network expansion and modernization obligations under the PGMU and our concession agreements, the amount of the fines assessed against us by ANATEL for alleged failures to meet these obligations and our success in challenging fines that we believe are assessed in error;

•	inflation rates in Brazil, which were 3.7% during 2018, 2.9% during 2017 and 6.3% during 2016, as measured by the IST, and the resulting adjustments to our regulated rates in Brazil;

•

changes in the exchange rates of the real against the U.S. dollar, including the 16.9% depreciation of the real against the U.S. dollar during 2018, the 1.5% depreciation of the real against the U.S. dollar during 2017, and the 16.5% appreciation of the real against the U.S. dollar during 2016, which affects the cost in reais of a substantial portion of the network equipment that we purchase for our capital expenditure projects, the prices of which are denominated in U.S. dollars or are U.S. dollar-linked and which affects our financial expenses as a result of exchange variations on our indebtedness denominated in U.S. dollars.

We expect that our financial condition and liquidity will be influenced by a variety of factors, including:

•	our ability to generate cash flows from our operations;

•

our capital expenditure requirements, primarily relating to a variety of projects designed to expand and upgrade our data transmission networks, our mobile services networks, our voice transmission networks, our information technology equipment and our telecommunications services infrastructure;

•	our ability to borrow funds from Brazilian and international financial institutions and to sell our debt and equity securities in the Brazilian and international securities markets; and

•	prevailing Brazilian and international interest rates, which affect our debt service requirements.

Financial Presentation and Accounting Policies

Presentation of Financial Statements

We have prepared our consolidated financial statements as of December 31, 2018 and 2017 and for the years ended December 31, 2018, 2017 and 2016 in accordance with U.S. GAAP, under the assumption that we will continue as a going concern. Our consolidated financial statements have been audited in accordance with Public Company Accounting Oversight Board, or PCAOB, standards.

Under U.S. GAAP, our management is required to assess whether there are conditions or events, considered in the aggregate, that raise substantial doubt about our ability to continue as a going concern within one year after our financial statements are issued. Our management’s assessment of our ability to continue as a going concern is discussed in note 2 to our audited consolidated financial statements. As of December 31, 2018, we have fulfilled the obligations established in the RJ Plan within the established time limits. As a result of the completion on January 25, 2019 of the capital increase that was mandated by the RJ Plan through the issuance of 3,225,806,451 Common Shares for an aggregate subscription price of R$4,000 million in our preemptive offering, our management believes that as of the date of this annual report, it has sufficient resources to continue to operate for the 12 months following the date of this annual report.

We intend to prepare our consolidated financial statements as of December 31, 2019 in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). For our fiscal year ended December 31, 2010, we included financial statements prepared under IFRS as part of our annual report on Form 20-F, applying IFRS 1, “First-time Adoption of International Reporting Standards,” considering that our previous primary GAAP was Brazilian GAAP and that January 1, 2009 was the date of transition to IFRS. Consequently, as we are not a IFRS first-time adopter, we intend to include in our annual report on Form 20-F for the fiscal year ended December 31, 2019, a reconciliation from U.S. GAAP to IFRS for the comparative balance sheet (i.e., as of December 31, 2018) and comparative income statement periods preceding the most recent fiscal year (i.e., for the year ended December 31, 2018) to present the changes in the basis of presentation. However, we are already including in our December 31, 2018 financial statements a reconciliation from U.S. GAAP to IFRS of our equity and income statement for the year ended December 31, 2018, as described in note 1 to our audited consolidated financial statements.

Accounting for RJ Proceedings

As a result of the RJ Proceedings, we have applied ASC 852 in preparing our consolidated financial statements. ASC 852 requires that financial statements separately disclose and distinguish transactions and events that are directly associated with our reorganization from transactions and events that are associated with the ongoing operations of our business. Accordingly, certain expenses, realized gains and losses, and provisions for losses that are realized or incurred in the RJ Proceedings have been recorded under the classification “Reorganization items, net” in our consolidated statements of operations. In addition, our prepetition obligations that may be impacted by the RJ Proceedings based on our assessment of these obligations following the guidance of ASC 852 have been classified on our consolidated statement of financial position as “Liabilities subject to compromise.” Prepetition liabilities subject to compromise are required to be reported as the amount allowed as a claim by the RJ Court, regardless of whether they may be settled for lesser amounts. Certain amounts initially recorded as liabilities subject to compromise were adjusted and reclassified to reflect new legal terms and conditions established by the RJ Court. As a result of the effectiveness of the RJ Plan on February 5, 2018, the contingencies included as “Liabilities subject to compromise” on our consolidated statement of financial position will be paid according to terms of the RJ Plan and were reclassified as current and non-current “Provisions for contingencies” on our consolidated statement of financial position.

As a result of the completion on January 25, 2019 of the capital increase that was mandated by the RJ Plan, for purposes of the preparation of our financial statements under U.S. GAAP, we are deemed to have emerged from the RJ Proceedings. Upon emergence on January 25, 2019, we would be required to adopt fresh-start accounting, as required by ASC 852. The adoption of fresh start accounting would require our company to assign the reorganization value to our assets and liabilities, in conformity with the guidance of ASC 805 applicable to business combinations. Under this guidance, our assets and liabilities would be adjusted to fair market values, with any excess recorded as goodwill. However, as we intend to report our consolidated financial statements as of dates and for the periods ending after January 1, 2019 in accordance with IFRS as issued by the IASB, we will not adopt fresh start accounting as there are no requirements under IFRS to do so.

Business Segments and Presentation of Segment Financial Data

We use operating segment information for decision-making. We have identified only one operating segment that corresponds to the telecommunications business in Brazil.

The Telecommunications in Brazil segment includes our telecommunications business in Brazil, In addition to our telecommunications business in Brazil, we conduct other businesses that individually or in aggregate do not meet any of the quantitative indicators that would require their disclosure as reportable business segments. These businesses are conducted primarily by Companhia Santomense de Telecomunicações, Listas Telefónicas de Moçambique, ELTA – Empresa de Listas Telefónicas de Angola, and Timor Telecom, which provide fixed and mobile telecommunications services and publish telephone directories in Africa and Asia, and which have been consolidated in our financial statements since May 2014.

Within our Telecommunications in Brazil segment, our management assesses revenue generation based on customer segmentation into the following categories:

•	Residential Services, focused on the sale of fixed telephony services, including voice services, data communication services (broadband), and Pay-TV;

•	Personal Mobility Services, focused on the sale of mobile telephony services to postpaid (subscription) and prepaid customers that include voice services and data communication services; and

•

B2B Services, which includes corporate solutions offered to our small, medium-sized, and large corporate customers, including voice services and corporate data solutions and wholesale interconnection and traffic transportation services to other telecommunications providers.

Critical Accounting Policies and Estimates

Our critical accounting policies and estimates are described in note 2 to our audited consolidated financial statements. In preparing our consolidated financial statements in conformity with U.S. GAAP, our management uses estimates and assumptions based on historical experience and other factors, including expected future events, which we consider reasonable and relevant. Critical accounting policies are those that are important to the portrayal of our consolidated financial position and results of operations and require management’s subjective and complex judgments, estimates and assumptions. The application of these critical accounting policies frequently requires judgments made by management regarding the effects of matters that are inherently uncertain with respect to the outcomes of transactions and the carrying value of our assets and liabilities. Our actual results of operations and financial position may differ from those set forth in our consolidated financial statements, if our actual experience differs from management’s assumptions and estimates. In order to provide an understanding of our critical accounting policies, including some of the variables and assumptions underlying the estimates, and the sensitivity of those assumptions and estimates to different parameters and conditions, we set forth below a discussion of our critical accounting policies relating to:

•	fair value of financial liabilities;

•	revenue recognition and trade receivables;

•	depreciation of property, plant and equipment;

•	allowances for doubtful accounts;

•	fair value of available-for-sale investments;

•	deferred income taxes and social contribution;

•	impairment of long-lived assets;

•	defined postretirement benefit plans;

•	contingencies; and

•	estimate of expected amount of the allowed claims in the RJ Proceedings.

Fair Value of Financial Liabilities

We have adopted the fair value option under Financial Accounting Standards Board Accounting Standards Codification 820 “Fair Value Measurement”, or ASC 820, with respect to the recording of our financial liabilities. These financial liabilities have been valued at fair value according to the criteria of ASC 820 as of the time at which we reclassified each of our financial liabilities that were legally affected by the RJ Plan from liabilities subject to compromise to loans and financings or trade payables. We estimated the fair value of each of these financial liabilities based on an internal valuation made of these financial liabilities, which takes into consideration the cash flows under these financial instruments provided for in the RJ Plan, and assumptions regarding appropriate discount rates and foreign exchange rates consistent with the tenor and currency of each of these financial liabilities.

The fair value adjustment recognized on our balance sheet with respect to each financial liability at the time that we reclassified that financial liability is amortized on a straight-line basis over the term of that financial liability and on a monthly basis we record a financial expense in the amount of the amortization in our statement of operations and a corresponding reduction in the fair value adjustment on our balance sheet.

During 2018, we recorded gains on adjustments to fair value of our loans and financings of R$13,929 million and gains on adjustments to present value of our trade payables (including trade payables to ANATEL-AGU) of R$5,577 million. We do not expect to record additional significant fair value adjustments in our statements of operations.

Our assumptions regarding appropriate discount rates and foreign exchange rates used in our calculation of the fair value of our financial liabilities are subject to significant fluctuations due to different external and internal factors, including economic trends and the financial performance of our company. The use of different assumptions to measure the fair value of our financial liabilities could have a material effect on the estimated fair value of these financial instruments and the amounts recorded as loans and financings and trade payables in our balance sheet, as well as the amounts recorded as reorganization items, net in our statement of operations.

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

Depreciation of Property, Plant and Equipment

We depreciate property, plant and equipment using the straight-line method at rates we judge compatible with the useful lives of the underlying assets. The depreciation rates of our most significant assets are presented in note 13 to our audited consolidated financial statements. The useful lives of assets in certain categories may vary based on whether they are used primarily to provide fixed-line or mobile services. We review the estimated useful lives of the assets taking into consideration technical obsolescence and a valuation by outside experts.

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

Allowance for Doubtful Accounts

Our allowance for doubtful accounts is established in order to recognize probable losses on accounts receivable and takes into account limitations we impose to restrict the provision of services to customers with past-due accounts and actions we take to collect delinquent accounts. The allowance for doubtful accounts estimate is recognized in an amount considered sufficient to cover possible losses on the realization of these receivables. The allowance for doubtful accounts estimate is prepared based on historic default rates. During 2018, we reassessed the methodology used to evaluate the assumption of allowance for doubtful accounts that is set up to recognize probable losses on accounts receivable taking into account the measures implemented to restrict the provision of services to and collect late payments from customers. For additional information regarding our allowance for doubtful accounts, see note 8 to our audited consolidated financial statements.

We have entered into agreements with certain customers to collect past-due accounts receivable, including agreements allowing customers to settle their delinquent accounts in installments. The amounts that we actually fail to collect in respect of these accounts may differ from the amount of the allowance established, and additional allowance may be required.

Fair Value of Available-for-Sale Investments

Our investments in Unitel, including our investment in its declared and unpaid dividends, and CVT are classified as available-for-sale investments and have been valued at fair value according to the operating assets used as basis in the valuation of these investments at the time of our May 2014 capital increase. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale investments are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized.

The fair value of the available-for-sale investments is estimated based on the internal valuation made, including cash flows forecasts for a five-year period, the choice of a growth rate to extrapolate the cash flows projections, and definition of appropriate discount rates and foreign exchange rates consistent with the reality of each country where the businesses are located. In addition to the financial and business assumptions referred to above, we also take into consideration the fair value measurement of cash investments, qualitative assumptions, including the impacts of developments in the lawsuits filed against third parties, and the opinion of the legal counsel on the outcome of these lawsuits. With regard to the impairment test of dividends, we use financial assumptions on the discount rate in time and the foreign exchange rate, and use qualitative assumptions based on the opinion of the legal counsel on the outcome of the lawsuits filed against Unitel for the nonpayment of dividends and interest. We monitor and periodically update the key assumptions and critical estimates used to calculate fair value.

During 2017 and 2016, we recorded losses on available-for-sale financial assets of R$267 million and R$1,090 million, respectively, resulting from the revision of the recoverable amount of dividends receivable from Unitel, the fair value of the cash investment in Unitel and exchange rate losses related to the depreciation of the Angolan Kwanza against the U.S. dollar and the real. During 2018, we recorded a gain on available-for-sale financial assets of R$293 million, primarily as a result of a R$829 million exchange rate gain due to the 17.1% depreciation of the real against the U.S. dollar during 2018 and R$142 million recorded with respect to our portion of dividends approved by Unitel related to Unitel’s 2017 fiscal year, the effects of which were partially offset by a R$678 million loss recorded based on our revision of the fair value of the cash investment in Unitel.

Our estimates of future cash flows from our available-for-sale investments may not necessarily be indicative of the amounts that could be obtained in the current market. The use of different assumptions to measure the fair value of available-for-sale investments could have a material effect on the amounts obtained and not necessarily be indicative of the cash amounts that we would receive on the disposal of an available-for-sale investment.

Deferred Income Taxes and Social Contribution

Income taxes in Brazil are calculated and paid on a legal entity basis, and there are no consolidated tax returns. Accordingly, we only recognize deferred tax assets, related to tax loss carryforwards and temporary differences, if it is likely that they will be realized on a legal entity basis.

We recognize and settle taxes on income based on the results of operations determined in accordance with the Brazilian Corporate Law, taking into consideration the provisions of Brazilian tax law, which are materially different from the amounts calculated for U.S. GAAP purposes. Under U.S. GAAP, we recognize deferred tax assets and liabilities for temporary differences between the carrying amounts and the taxable bases of the assets and liabilities, and tax loss carryforwards are recorded in assets or liabilities, as applicable. We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50 percent likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

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

Impairment of Long-Lived Assets

Long-lived assets include assets that do not have indefinite lives, such as property, plant, and equipment, and purchased intangible assets subject to amortization. These assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, we first compare the undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as deemed necessary.

We have not recorded any impairment of our long-lived assets during the three years ended December 31, 2018.

Defined Postretirement Benefit Plans

We sponsor certain defined postretirement benefit plans for our employees. We record liabilities for defined postretirement benefits plan based on actuarial valuations which are calculated based on assumptions and estimates regarding discount rates, investment returns, inflation rates for future periods, mortality indices and projected employment levels relating to postretirement benefit liabilities. The accuracy of these assumptions and estimates will determine whether we have created sufficient reserves for the costs of accumulated defined postretirement benefits plans, and the amount we are required to disburse each year to fund postretirement benefits plans. These assumptions and estimates are subject to significant fluctuations due to different external and internal factors, such as economic trends, social indicators, our capacity to create new jobs and our ability to retain our employees. All of these assumptions are reviewed at the end of each reporting period. If these assumptions and estimates are not accurate, we may be required to revise our reserves for defined postretirement benefits, which could materially impact our results of operations.

Contingencies

Liabilities for loss contingencies arising from claims, assessment, litigation, fines and penalties are recorded when it is probable that the liability has been incurred and the amount can be reasonably estimated, based on the opinion of management and its in-house and outside legal counsel. The amounts are recognized based on the cost of the expected outcome of ongoing lawsuits.

We classify our risk of loss in legal proceedings as remote, possible or probable. Provisions recorded in our consolidated financial statements in connection with these proceedings reflect reasonably estimated losses at the relevant date as determined by our management after consultation with our general counsel and the outside legal counsel. As discussed in note 19 to our audited consolidated financial statements, we record as a liability our estimate of the costs of resolution of such claims, when we consider our losses probable. We continually evaluate the provisions based on changes in relevant facts, circumstances and events, such as judicial decisions, that may impact the estimates, which could have a material impact on our results of operations and shareholders’ equity. While management believes that the current provision is adequate, it is possible that our assumptions used to estimate the provision and, therefore, our estimates of loss in respect of any given contingency will change in the future based on changes in the relevant situation. This may therefore result in changes in future provisioning for legal claims. For more information regarding material pending claims against our company, see “Item 8. Financial Information—Legal Proceedings” and note 19 to our audited consolidated financial statements.

Estimate of Expected Amount of the Allowed Claims in the RJ Proceedings

Our estimate of the expected amount of the allowed claims in the RJ Proceedings is a significant estimate. Future actions and decisions by the RJ Court may differ significantly from our own estimate, potentially having material future effects on our financial statements. Furthermore, these liabilities are reported as the amounts expected to be allowed by the RJ Court, even if they may be settled for lesser amounts. There may be significant differences between the settled amount and the expected amount of the allowed claim.

Principal Factors Affecting Our Financial Condition and Results of Operations

Effects of the RJ Proceedings and Our Financial Restructuring

In June 2016, as a result of several factors affecting our liquidity, we anticipated that we would no longer be able to comply with our payment obligations under our loans and financing transactions and we concluded that filing of a request for judicial reorganization in Brazil would be the most appropriate course of action (1) to preserve the continuity of our offering of quality services to our customers, within the rules and commitments undertaken with ANATEL, (2) to preserve the value of our company, (3) to maintain the continuity of our operations and corporate activities in an organized manner that protects the interests of our company, customers, shareholders and other stakeholders, and (4) to protect our cash and cash equivalents.

Our liquidity crisis resulted principally from:

•

the deterioration of the Brazilian economy, which suffered low or negative GDP growth for several years and increased levels of unemployment, with negative effects on (1) our ability to retract and retain customers, and corresponding negative effects on our net operating revenue, and (2) due to increases in Brazilian interest rates and the depreciation of the real, increases in our financing expenses;

•

the increasingly marginal (or in some instances, negative) returns that we achieved through network expansion designed to meet the universalization requirements imposed on our company as a fixed line concessionaire under the PGMU, which require us to make large capital expenditures in certain areas of Brazil that are remote, have low demographic density and have a low-income population, without the corresponding ability to recoup these capital expenditures through the rates that we charge customers in these areas or elsewhere;

•

the change in consumption patterns of Brazilian consumers of telecommunication services as a result of the increasing attractiveness of mobile telecommunications, particularly following the global introduction of the “smart phone,” which has led to continuous sequential declines in the number of subscribers to our fixed-line services, with corresponding negative effects on our net operating revenue;

•

the requirement under Brazilian law that we make judicial deposits in connection with our defense of labor, tax, and civil lawsuits and regulatory claims brought against our company, which resulted in a significant amount of our liquid assets being diverted into judicial deposits, with the result that these assets were not available for us to use for our capital expenditure and debt service requirements;

•

the imposition of large administrative fines and penalties, including interest on unpaid charges and late fees, by ANATEL, which resulted in a significant amount of our liquid assets being diverted to pay these charges or into judicial deposits as we defend against these regulatory claims, with the result that these assets were not available for us to use for our capital expenditure and debt service requirements; and

•

the increases in our debt service requirements as we relied on funds obtained from financing transactions in the Brazilian and international markets to expand our data communications network and to implement projects to meet ANATEL’s regulatory requirements market.

On June 20, 2016, Oi, together with the other RJ debtors, filed a joint voluntary petition for judicial reorganization pursuant to the Brazilian Bankruptcy Law with the RJ Court, pursuant an urgent measure approved by our board of directors. For more information regarding the RJ Proceedings, see “Item 4. Information on the Company—Our Recent History and Development—Our Judicial Reorganization Proceedings.”

Effects of RJ Proceedings on Our Statement of Operations and Balance Sheet

Our net operating revenue was negatively affected by the RJ Proceedings primarily as a result of the impact of these proceedings on our ability to attract new corporate customers for our B2B business as these potential customers have been wary of entering into long-term service contracts with us during the pendency of these proceedings. We do not believe that the RJ Proceedings had a direct impact on our net revenue from other services. However, the factors affecting our net operating revenue that led to our liquidity crisis persist.

As a result of the RJ Proceedings, we have realized gains and losses and made provisions for losses that are realized or incurred in the RJ Proceedings which have been recorded in as reorganization items, net in our consolidated statements of operations. Reorganization items, net was an expense of R$2,372 during 2017 and R$9,006 million during 2016.

As a result of the commencement of the RJ Proceedings, our loans and financings were classified as liabilities subject to compromise and as of the date of the commencement of the RJ Proceedings, we ceased recording interest expenses and foreign exchange gains and losses on these loans and financings as part of our financial expenses, net. In addition, in connection with our deteriorating financial condition and the commencement of the RJ Proceedings, we reversed our derivative financial instruments during the second and third quarters of 2016.

We also reclassified our trade payables, provisions for civil contingencies, provisions for labor contingencies and provision for pension plans as of the date of the commencement of the RJ Proceedings as liabilities subject to compromise.

Effects of Confirmation of the RJ Plan on Our Statement of Operations and Balance Sheet

On December 19 and 20, 2017, the GCM was held to consider approval of the most recently filed judicial reorganization plan. The GCM concluded on December 20, 2017 following the approval of the RJ Plan reflecting amendments to the judicial reorganization plan presented at the GCM as negotiated during the course of the GCM.

On January 8, 2018, the RJ Court entered the Brazilian Confirmation Order, ratifying and confirming the RJ Plan, according to its terms, but modifying certain provisions of the RJ Plan. The Brazilian Confirmation Order was published in the Official Gazette of the State of Rio de Janeiro on February 5, 2018, the Brazilian Confirmation Date.

The Brazilian Confirmation Order, according to its terms, is binding on all parties, although still subject to appeals with no suspensive effect attributed to it. For more information regarding the recoveries which the creditors were entitled to receive under the RJ Plan, see “Item 4. Information on the Company—Our Recent History and Development—Our Judicial Reorganization Proceedings—Implementation of the Financial Settlement of the Judicial Reorganization Plan.”

As a result of the approval and confirmation of the RJ Plan:

•	we have begun to attract new corporate customers for our B2B business as the concerns of these potential customers regarding the long-term sustainability of our business have receded;

•	we recorded gain on reorganization items, net of R$31,581 million during 2018;

•

all of our obligations recorded as liabilities subject to compromise as of December 31, 2017 have been reclassified to other line items on our balance sheet and statement of operations to reflect the recoveries of the creditors with respect to those obligations, our payment of R$161 million to settle some of our debt instruments and trade payables as part of the Small Creditors Program (a program under which creditors could engage in mediation of their claims with us under which we would settle claims of R$50,000 or less without extinguishing those claims), and the settlement of some of our other liabilities through mediation.

•

we recorded interest expenses and foreign exchange gains and losses on our restructured loans and financing as part of our financial expenses, net in the aggregate amount of R$4,045 million during 2018.

For more information regarding our reorganization items, net, see note 28 to our audited consolidated financial statements; for more information regarding our liabilities subject to compromise, see note 29 to our audited consolidated financial statements.

Effects of Investments in Africatel

At the time of our acquisition of PT Portugal, PT Portugal held indirectly 75% of the outstanding share capital of Africatel which held 25% of the outstanding share capital of Unitel. We recognized this investment as an available-for-sale financial asset recognized at fair value. The fair value of the investment in Unitel of R$4,089 million was determined based on a valuation report of Pharol’s operating assets prepared by Banco Santander in connection with our acquisition of PT Portugal.

On September 16, 2014, our board of directors authorized our management to take the necessary measures to market our shares in Africatel. As a result, as of December 31, 2018, 2017 and 2016, we have recorded the assets and liabilities of Africatel, including its investment in Unitel and the accounts receivable relating to declared and unpaid dividends of Unitel, as held-for sale, although we do not record Africatel as discontinued operations in our income statement due to the immateriality of the effects of Africatel on our results of operations. Due to the many risks involved in the ownership of these interests, particularly our interest in Unitel, we cannot predict when the sale of these assets may be completed.

During 2018, we recorded a gain on available-for-sale financial assets of R$293 million, primarily as a result of a R$829 million exchange rate gain due to the 17.1% depreciation of the real against the U.S. dollar during 2018 and R$142 million recorded with respect to our portion of dividends approved by Unitel related to Unitel’s 2017 fiscal year, the effects of which were partially offset by a R$678 million loss recorded based on our revision of the fair value of the cash investment in Unitel. During 2017 and 2016, we recorded losses on available-for-sale financial assets of R$267 million and R$1,090 million, respectively, resulting from the revision of the recoverable amount of dividends receivable from Unitel, the fair value of the cash investment in Unitel and exchange rate losses related to the depreciation of the Angolan Kwanza against the U.S. dollar and the real.

Rate of Growth of Brazil’s Gross Domestic Product and Demand for Telecommunications Services

As a Brazilian company with substantially all of our operations in Brazil, we are affected by economic conditions in Brazil. Brazilian GDP grew by an estimated 1.1% during 2018 and by 1.0% during 2017, following a decline of 3.5% in 2016. The substantial and prolonged deterioration of economic conditions in Brazil since the second quarter of 2014 have had a material adverse effect on the number of subscribers to our services and the volume of usage of our services by our subscribers and, as a result, our net operating revenue. During the three-year period ended December 31, 2018, the number of mobile subscribers in Brazil has declined at an average rate of 3.8% per year, while the number of fixed lines in service in Brazil during the three-year period ended December 31, 2018 has declined at an average rate of 4.2% per year.

Demand for Our Residential Services

The number of our residential fixed lines in service declined by 21.3% to 8.3 million as of December 31, 2018 from 10.5 million as of December 31, 2015. We have focused on offering more and higher-value added services to new and existing customers by combining upselling and cross selling initiatives, thereby increasing the ARPU of our Residential Services business. We believe that through our sales of bundles consisting of more than one service, we improve customer profitability and enhance loyalty, while also increasing ARPU and minimizing churn rates.

We have sought to combat the general trend in the Brazilian telecommunications industry of substitution of mobile services in place of local fixed-line services by offering a variety of bundled plans that include mobile services, broadband services and Oi TV subscriptions to our fixed-line customers. In addition, we have been focusing on structural network investments, including the introduction of VDSL technology, in order to offer service plans that include higher broadband speeds.

Demand for our residential services was negatively affected by a decision of the Brazilian Supreme Court that we must pay ICMS tax on customer subscriptions that do not include allowances and our subsequent inclusion of this tax in customers’ bills in the first half of 2017.

Demand for Our Personal Mobility Services

Our customer base for mobility services (including customers in our Personal Mobility Services and B2B Services) has declined by 21.6% to 37.7 million as of December 31, 2018 from 48.1 million as of December 31, 2015. We believe that the primary reason for the decline in our Personal Mobility customer base is the reduction in the total number of mobile accesses in Brazil, reflecting the trend to consolidate mobile use into a single SIM card, following the launch of all-net plans in response to the successive reductions of the MTR tariffs, and the structural market migration from voice to data in response to the offering of more robust data packages. Additionally, we have implemented an intensive policy of disconnecting inactive users to reduce regulatory fees that we must make for each active account. Finally, we believe that the number of our prepaid accounts has been significantly reduced as a result of the increase in Brazil’s unemployment rate as our net additions of prepaid subscribers is closely correlated to movements in the unemployment rate.

The market for mobile services is extremely competitive in each of the regions that we serve. As a result, (1) we incur selling expenses in connection with marketing and sales efforts designed to retain existing mobile customers and attract new mobile customers, and (2) from time to time the discounts that we offer in connection with our promotional activities lead to charges against our gross operating revenue from mobile services. Competitive pressures have required us to introduce service plans under which we offer unlimited voice calls tied to service offerings priced in relation to the amount of data usage offered.

Demand for Our B2B Services

The number of RGUs of our B2B Services has declined by 6.9% to 6.7 million as of December 31, 2018 from 7.2 million as of December 31, 2015. We believe that the primary reasons for the decline in our B2B Services customer base has been (1) the declining macroeconomic conditions in Brazil, which has caused many of our SME customers to downsize or cease operations, (2) contractions in the fiscal strength of many of our governmental customers, which has caused them to reduce the scope of their telecommunications expenditures, and (3) market perceptions of our company during our RJ proceedings which has made it difficult for us to enter into new agreements with corporate customers, although following the approval and confirmation of the RJ Plan, we have begun to attract new corporate customers for our B2B business as the concerns of these potential customers regarding the long-term sustainability of our business have receded.

Our corporate customers, while better able to survive the current economic instability, often respond by reducing their economic activity and their spending for telecommunications products and services. In addition, provided that our B2B Services customers also purchase the core fixed-line and mobile services offered to our Residential and Personal Mobility Services customers, demand for our B2B Services is subject to some of the same conditions that affect our Residential and Personal Mobility Services, including reductions in interconnection tariffs, which have led to more robust mobile package offerings and driven the traffic migration trend of fixed-to-mobile substitution.

Effects of Our Absorption of Network Maintenance Service Operations and Adoption of New Customer Care Model

We have introduced programs beginning in 2015 to control costs related to network maintenance services and third-party services by (1) absorbing operation of several network maintenance service operations and providing these services ourselves, and (2) implementing a new customer care quality model through which we have improved our method of allocation of call center traffic to promote a greater level of customer service and digitized some of our customer interactions with respect to processing order for new services, troubleshooting service issues and dispatching maintenance personnel.

Through our subsidiary Serede Serviços de Rede S.A., or Serede, we absorbed operations of our network maintenance service operations of our contractor in Rio de Janeiro in October 2015, our network maintenance service operations of our contractor in the South region of Brazil in May 2016 and our network maintenance service operations of our contractor in the North and Northeast regions of Brazil in June 2016. As a result, 75% of the members of our technical field staff are our employees and are directly managed by our company compared to 20% prior to the absorption of these operations. We have revised the focus of our network maintenance service operations to concentrate on preventive network maintenance the reduce the number of repairs, in turn reducing the volume of network interventions and increasing field force productivity, thus freeing capacity to increase our focus on preventive maintenance. This virtuous cycle improves field operations efficiency and reduces costs in terms of both the number of technicians and the volume of materials applied.

As a result, our network maintenance services expense has declined to R$1,104 million during 2018 from R$1,252 million during 2017 and R$1,540 million during 2016, the effects of which have been partially offset by increased personnel expenses relating to these services. In addition to reducing costs, we believe that this initiative has been principally responsible for (1) a reduction of the number of repairs by 17.2% during 2018, 12.5% during 2017 and 6.9% during 2016, and (2) an increase in productivity of our field staff (as measured by the number of field activities carried out divided by the total number of technicians involved) by 6.9% during 2018, 16.5% during 2017 and 6.3% during 2016. Finally, we believe that this initiative has been principally responsible for (1) the reduction in the average time for installation of new service by 18.9% during 2018, 30.4% during 2017 and 30.0% during 2016, (2) the reduction in the average waiting time for resolution of a customer service issue by 3.2% during 2018, 25.8% during 2017 and 20.1% during 2016, and (3) a reduction of complaints to ANATEL by 19.6% during 2018, 23.0% during 2017 and 10.0% during 2016.

During 2016, we implemented a new customer care quality model in which we allocated call traffic among our call center service providers based on service quality. In addition, in 2018, we began to promote electronic channels that allow self-service, increasing digital interactions and consequently reducing calls requiring interactions with call center personnel. These initiatives have stimulated better quality in the provision of services, resulting in a 17.3% and 22.8% decline in the volume of repeated calls during 2018 and 2017, respectively, and a 22.5% and 8.9% decline in call center costs during 2018 and 2017, respectively.

Effects of Adjustments to Our Interconnection Rates

Telecommunications services rates are subject to comprehensive regulation by ANATEL. In particular, interconnection rates for fixed-line and mobile services in the Brazilian telecommunications industry have been subject to comprehensive reductions in recent years.

In July 2014, ANATEL approved rules under which interconnection rates charged by our company for the use of our fixed-line and mobile networks would be reduced over a period of years until they were set at rates based on a long-run incremental cost methodology. The MTR tariffs that we charged to terminate calls on our mobile networks were reduced by 83% from December 31, 2015 to December 31, 2018 and were reduced by 47% in February 2019. In addition, the TU-RL and TU-RIU tariffs that we charged to terminate calls on our fixed-line networks were reduced by 82% from December 31, 2015 to December 31, 2018 and were reduced by an average of 40% in February 2019.

These rate reductions have been a primary reason for the decline in our mobile interconnection revenue to R$448 million during 2018 from R$500 million during 2017 and from R$627 million during 2016, and the decline in our fixed-line interconnection revenue to R$53 million during 2018 from R$71 million during 2017 and from R$113 million during 2016. However, these rate reductions have also led to a substantial reduction of our interconnection costs, which have declined to R$658 million during 2018 from R$778 million during 2017 and R$1,173 million during 2016.

As a result of the substantial reductions in our interconnection costs, and in keeping with our strategy of simplifying our portfolios to enhance our customers’ experience, since 2015 we have been offering fixed-line and mobile plans that allow all-net calls for a flat fee.

Effects of Claims by ANATEL that Our Company Has Not Fully Complied with Our Quality of Service and Other Obligations

As a fixed-line service provider, we must comply with the provisions of the PGMQ. As a public regime service provider, we must comply with the network expansion and modernization obligations under the PGMU and our concession agreements. Our personal mobile services authorizations set forth certain network expansion obligations and targets and impose obligations on us to meet quality of service standards. In addition, we must comply with regulations of general applicability promulgated by ANATEL, which generally relate to quality of service measures.

If we fail to meet quality goals established by ANATEL under the PGMQ, fail to meet the network expansion and modernization targets established by ANATEL under the PGMU and our concession agreements, fail to comply with our obligations under our personal mobile services authorizations or fail to comply with our obligations under other ANATEL regulations, we may be subject to warnings, fines, intervention by ANATEL, temporary suspensions of service or cancellation of our concessions and authorizations.

On an almost weekly basis, we receive inquiries from ANATEL requiring information from us on our compliance with the various service obligations imposed on us by our concession agreements. If we are unable to respond satisfactorily to those inquiries or comply with our service obligations under our concession agreements, ANATEL may commence administrative proceedings in connection with such noncompliance. We have received numerous notices of commencement of administrative proceedings from ANATEL, mostly due to our inability to achieve certain targets established in the PGMQ and the PGMU.

At the time that ANATEL notifies us it believes that we have failed to comply with our obligations, we evaluate the claim and, based on our assessment of the probability of loss relating to that claim, may establish a provision. We vigorously contest a substantial number of the assessments made against us. As of December 31, 2018, the total estimated contingency in connection with all pending administrative proceedings brought by ANATEL against us in which we deemed the risk of loss as probable totaled R$580 million, including fines which we are contesting through judicial proceedings, and we had recorded an aggregate provision related to these proceedings in the same amount.

Effect of Level of Indebtedness and Interest Rates

As of December 31, 2018, we had loans and financings of R$30,379 million, excluding the fair value adjustment to our loans and financings, and R$16,450 million, after giving effect to the fair value adjustment.

Borrowing and financing costs consist of interest on borrowings payable to third parties, inflation and exchange losses on third-party borrowings and gains and losses on derivative financial instruments as set forth in note 6 to our audited consolidated financial statements included in this prospectus. As a result of the commencement of the RJ Proceedings, we ceased recording borrowing and financing costs of our continuing operations with respect to our loans and financings. As a result of the confirmation of the RJ Plan, our obligations under the our restructured indebtedness began to accrue interest as of the Brazilian Confirmation Date and we recorded interest expenses and foreign exchange gains and losses on our restructured loans and financing as part of our financial expenses, net in the aggregate amount of R$4,046 million during 2018.

As a result of the implementation of the RJ Plan, most of our obligations under our restructured indebtedness accrues interest at fixed-rates in U.S. dollars. However, our obligations under our debentures and our restructured Brazilian credit agreements and CRIs accrue interest based on the CDI rate and our obligations under our restructured credit agreements with BNDES accrue interest based on the TJLP rate. As a result, increases in the CDI rate or the TJLP rate will increase our interest expenses and debt service obligations.

In addition, the RJ Plan permits us to seek to raise up to R$2.5 billion in the capital markets and seek to borrow up to R$2 billion under new export credit facilities. This debt may accrue interest at floating rates and/or be denominated in foreign currencies. Accordingly, we may incur interest expenses and foreign exchange gains and losses in connection with this debt, if incurred.

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

As a result of the confirmation of the RJ Plan, our obligations under the our restructured Export Credit Agreements, our PIK Toggle Notes and our Non-Qualified Credit Agreement are denominated in U.S. dollars and will accrue interest in U.S. dollars.

As a result, when the real appreciates against the U.S. dollar:

•	the interest costs on our indebtedness denominated in U.S. dollars will decline in reais, which will positively affect our results of operations in reais;

•	the amount of our indebtedness denominated in U.S. dollars will decline in reais, and our total liabilities and debt service obligations in reais will decline; and

•	our financial expense, net will decline as a result of foreign exchange gains that we record.

A depreciation of the real against the U.S. dollar will have the converse effects.

Effects of Inflation

Because substantially all of our cost of services and operating expenses are incurred in reais in Brazil, an increase in inflation has the effect of increasing our operating expenses and reducing our margins. Although we have taken significant measures to control and reduce operating expenses during the past three years, the benefits of these measures were reduced as a result of the countervailing impact of Brazilian inflation during that time. Although our regulated rates are subject to annual adjustment based on the rate of inflation as measured by the IST, the majority of our revenue is generated from services delivered at rates that are not regulated or that are provided at a discount to the regulated rates as a result of competitive pressures in the market. As a result, we may not be able to pass our increased operating costs and expenses resulting from inflationary pressures through to our customers as incurred in the form of higher tariffs for our services.

As a result of the confirmation of the RJ Plan, our obligations under our debentures and restructured Brazilian credit agreements and CRIs have accrued interest based on the CDI rate, which is partially adjusted for inflation, since the Brazilian Confirmation Date. As a result, inflation could increase our interest expenses and debt service obligations.

Seasonality

Our primary business operations do not have material seasonal operations, other than our sales of handsets and accessories in our Personal Mobility business which tends to increase during the fourth quarter of each year as compared to the other three fiscal quarters related to significant increases of volume during the year-end holiday shopping season.

Recent Developments

Issuance of New Shares on Exercise of Warrants

On January 4, 2019, our board of directors confirmed the issuance of 275,985 Common Shares and the delivery of such Common Shares to holders of its Warrants that exercised their Warrants from December 4, 2018 through January 2, 2019, including Warrants represented by 55,197 ADWs that were exercised from November 28, 2018 through December 26, 2018.

All Warrants that were not exercised on or prior to January 2, 2019, including all ADWs that were not exercised on or prior to December 26, 2018, have been canceled.

Preemptive Offering and Closing Under Commitment Agreement

As contemplated by Section 6 of the RJ Plan, on November 13, 2018, we commenced a preemptive offering of Common Shares that was registered with the SEC under the Securities Act under which holders of our Common Shares and Preferred Shares, including the ADS Depositary and The Bank of New York Mellon, as depositary of the Preferred ADS program, received 1.333630 transferable rights for each Common Share or Preferred Share held as of November 19, 2018. Each subscription right entitled its holder to subscribe to one Common Share at a subscription price of R$1.24 per Common Share. In addition, each holder of a subscription right was entitled to request the subscription for additional Common Shares.

The subscription rights expired on January 4, 2019. On January 16, 2019, we issued 1,530,457,356 Common Shares to holders of subscription rights that had exercised those subscription rights with respect to the Common Shares, including the depositaries under our ADS Deposit Agreements. On January 21, 2019, we issued 91,080,933 Common Shares to holders of subscription rights that had requested subscriptions for excess Common Shares, including the depositaries under our ADS Deposit Agreements. The proceeds of these subscriptions was R$2,011 million.

On January 25, 2019, we issued 1,604,268,162 Common Shares, representing the total number of Common Shares that were offered in the preemptive offering less the total number of initial Common Shares and excess Common Shares, to the Backstop Investors in a private placement under the terms of the Commitment Agreement for the aggregate amount of R$1,989 million. In addition, under the terms of the Commitment Agreement, on that date we issued 272,148,705 Common Shares in a private placement to the Backstop Investors and paid US$13 million to the Backstop Investors as compensation for their commitments under the Commitment Agreement.

Pharol Settlement Agreement

On January 8, 2019, Oi, Bratel and Pharol entered into the Pharol Settlement Agreement, which provides, among other things, for the termination of all existing litigation involving Oi, Bratel and Pharol in Brazil and abroad.

As a result of the Pharol Settlement Agreement, Oi, Bratel and Pharol filed motions requesting the suspension of all pending proceedings, suits and appeals in Brazil and Portugal involving Oi, Bratel and Pharol for 60 days or until the RJ Court confirms the Pharol Settlement Agreement, whichever occurs first.

Under the Pharol Settlement Agreement Oi is required to: (1) pay Bratel an amount in U.S. dollars corresponding to €25 million, which under the Pharol Settlement Agreement was used by Pharol for the subscription of 85,721,774 common shares issued by Oi in the preemptive offering; and (2) upon confirmation of the Pharol Settlement Agreement by the RJ Court, (a) transfer to Bratel 32,000,000 Common Shares and 1,800,000 Preferred Shares held in treasury, (b) pay Pharol the annual fees related to certain obligations assumed by Oi with respect to proceedings of Pharol in Portugal, and (c) in case of a sale of at least 50% of the shares of Unitel indirectly held by Oi, deposit into an escrow account an amount necessary to guarantee the payment of any potential liabilities of Pharol in tax proceedings whose chance of loss is assessed as possible or probable.

On February 28, 2019, the RJ Court confirmed the Pharol Settlement Agreement by a decision published in the Official Gazette of the State of Rio de Janeiro on March 12, 2019. This decision became final on April 3, 2019.

On February 28, 2019, the RJ Court confirmed the Pharol Settlement Agreement by a decision published in the Official Gazette of the State of Rio de Janeiro on March 12, 2019. This decision became final on April 3, 2019. Since that date, in accordance with the Pharol Settlement Agreement, Oi has paid Bratel an amount in U.S. dollars corresponding to €25 million and transferred to Bratel 32,000,000 common shares and 1,800,000 preferred shares of Oi held in treasury.

ICC Award in Arbitration Against Unitel Shareholders

On February 27, 2019, we were notified of the final decision issued by the arbitral tribunal under the arbitration proceeding filed by our subsidiary PT Ventures against the other Unitel shareholders. The arbitral tribunal ruled that the other Unitel shareholders had violated several provisions of Unitel’s Shareholders’ Agreement, among other matters.

The arbitral tribunal ordered the other Unitel shareholders to jointly and severally pay PT Ventures the amount of US$339.4 million corresponding to the loss of value of PT Ventures’ stake in Unitel, plus interest from February 20, 2019 at 12-month U.S. dollar LIBOR +2%, compounded annually. The arbitral tribunal also ordered the other Unitel shareholders to jointly and severally pay PT Ventures the amount of US$307 million corresponding to the damages arising from the other Unitel’s shareholders’ failure to ensure that PT Ventures received the same amount of dividends in foreign currency as the other Unitel foreign shareholder. This amount is subject to interest at an annual rate of 7%, starting at various dates in 2013. In addition, the arbitral tribunal ordered the other Unitel shareholders to pay a substantial portion of PT Ventures’ legal fees and costs and the administrative and arbitrators’ fees and expenses, in the aggregate net amount of approximately US$13 million. The arbitral tribunal also entirely dismissed the counterclaim and agreed with PT Ventures that the conditions for exercising the right of first refusal to acquire PT Ventures’ 25% shareholding in Unitel had not been triggered. For more information, see “Item 8. Financial Information—Legal Proceedings—Legal Proceedings Relating to Our Interest in Unitel.”

Repurchases of Preferred Shares over the B3

During the month of February 2019, we repurchased a total of 1,800,000 Preferred Shares over the B3 at prices ranging between R$1.42 and R$1.44 per Preferred Share, for an aggregate purchase price of R$2.6 million.

Results of Operations

The following discussion of our results of operations is based on our consolidated financial statements prepared in accordance with US GAAP. In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

Year Ended December 31, 2018 Compared with Year Ended December 31, 2017

The following table sets forth the components of our consolidated income statement, as well as the percentage change from the prior year, for the years ended December 31, 2018 and 2017.

	Year ended December 31,
	2018		2017		% Change
	(in millions of reais, except percentages)
Net operating revenue	R$	22,060	R$	23,790	(7.3)
Cost of sales and services		(15,823)		(15,676)	0.9

Gross profit		6,237		8,114	(23.1)
Operating income (expenses)
Selling expenses		(4,478)		(4,400)	1.8
General and administrative expenses		(2,698)		(3,064)	(12.0)
Other operating income (expenses), net		417		(1,043)	n.m.
Reorganization items, net Other operating income (expenses), net		31,581		(2,732)	n.m.

Operating loss before financial expenses, net, and taxes		31,059		(2,767)	n.m.
Financial expenses, net		(4,012)		(1,612)	148.9

Profit (loss) before taxes		27,047		(4,379)	n.m.
Income tax and social contribution		347		351	(1.1)

Profit (loss)	R$	27,394	R$	(4,027)	n.m.

n.m.	Not meaningful.

Net Operating Revenue

The following table sets forth the components of our net operating revenue, as well as the percentage change from the prior year, for the years ended December 31, 2018 and 2017.

	Year ended December 31,
	2018		2017		% Change
	(in millions of reais, except percentages)
Telecommunications in Brazil Segment:
Residential	R$	8,402	R$	9,171	(8.4)
Personal mobility		7,250		7,645	(5.2)
B2B		5,981		6,486	(7.8)
Other services		227		256	(11.2)

	21,860		23,557		(7.2)
Other operations(1)		200		233	(14.0)

Net operating revenue	R$	22,060	R$	23,790	(7.3)

(1)	Other operations includes the net operating revenue of Africatel.

Net operating revenue of our Telecommunications in Brazil segment declined by 7.2% during 2018, principally due to an 8.4% decline in net operating revenue from residential services, a 7.8% decline in net operating revenue from B2B services, and a 5.2% decline in net operating revenue from personal mobility services.

Net Operating Revenue from Residential Customer Services

Net operating revenue from residential customer services represented 38.1% of our net operating revenue during 2018. Residential customer services include fixed telephony services, including voice services, data communication services (broadband), and Pay-TV. Net operating revenue from residential services declined by 8.4%, primarily due to (1) the 7.2% decline in the average number of residential RGUs, (2) the decline in voice traffic, and (3) the reduction in TU-RL and TU-RIU fixed line interconnection tariffs and VC fixed-to-mobile tariffs in February 2017 and February 2018. These effects were partially offset by the 0.6% increase in the average monthly net residential revenue per user (calculated based on the total revenue for the year divided by the monthly average customer base for the year divided by 12) to R$80.0 during 2018 from R$79.6 during 2017, primarily due to an increase in broadband and Pay-TV revenues.

Net Operating Revenue from Residential Fixed-Line Services. Net operating revenue from residential fixed-line services declined by 14.7%, primarily due to a 10.4% decline in the average number of residential fixed lines in service to 8.3 million during 2018 from 9.2 million during 2017, as a result of the general trend in the Brazilian telecommunications industry to substitute mobile services in place of local fixed-line services and the corresponding reduction in voice service traffic. The effects of these factors were partially offset by the migration of our fixed-line customer base to convergent service offerings and other plans offering unlimited minutes of usage, which generate greater revenue per user.

Net Operating Revenue from Broadband Services. Net operating revenue from residential broadband services declined by 8.3%, primarily as a result of (1) a 6.8% decline in the average number of our residential ADSL subscribers to 4.8 million during 2018 from 5.2 million during 2017, and (2) a 5.4% decline in the average net operating revenue per subscriber from broadband services. As of December 31, 2018, our xDSL subscribers represented 58.4% of our total residential fixed lines in service and subscribed to plans with an average speed of 9.8 Mbps as compared to 55.8% of our total residential fixed lines in service at an average speed of 8.3 Mbps as of December 31, 2017.

Net Operating Revenue from Pay-TV Services. Net operating revenue from residential Pay-TV services increased by 11.2%, primarily as a result of a 6.1% increase in the average number of our residential Pay-TV subscribers to 1.6 million during 2018 from 1.5 million during 2017, and a 1.5% increase in the average net operating revenue per subscriber, principally as a result of the shift in the our sales mix towards more comprehensive packages of channels. As of December 31, 2018, our Pay-TV subscribers represented 19.2% of our total residential fixed lines in service as compared to 16.2% of our total residential fixed lines in service as of December 31, 2017.

Net Operating Revenue from Personal Mobility Services

Net operating revenue from personal mobility services represented 32.9% of our net operating revenue during 2018. Personal mobility services include sales of mobile telephony services to post-paid and pre-paid customers that include voice services and data communication services. Net operating revenue from personal mobility services declined by 5.2%, primarily due to a 4.4% decline in revenue from mobile telephony services.

Net Operating Revenue from Mobile Telephony Services. Net operating revenue from mobile telephony services declined by 4.4%, primarily due to an 8.8% decline in the number of mobile customers that subscribe to our prepaid plans to 27.3 million during 2018 from 29.9 million during 2017, principally as a result of (1) Brazil’s high unemployment rate as our sales net additions of prepaid subscribers is closely correlated to movements in the unemployment rate, (2) the migration of prepaid customers in Brazil to the use of a single SIM card as operators have increased the offer of “all-net” plans following the successive reductions of the MTR tariffs, and (3) our strict disconnection policy for inactive customers, which is designed to reduce fee payments that we must make for each active account.

The effects of these declines were partially offset by (1) a 1.7% increase in average monthly net revenue per user, primarily as a result of an improvement in the profile of our customer base, and (2) a 15.0% increase in the number of mobile customers that subscribe to our postpaid plans to 7.7 million during 2018 from 6.7 million during 2017. During 2018, data revenue represented 67.2% of net operating revenue from mobile telephony services compared to 53.9% during 2017.

Net Operating Revenue from Interconnection to Our Mobile Network. Mobile interconnection revenue declined by 10.4% during 2018, primarily as a result of the reduction in MTR tariffs in February 2017 and February 2018, the effects of which were partially offset by an increase in interconnection traffic.

Net Operating Revenue from Sales of Handsets, SIM Cards and Other Accessories. Revenue from handsets, SIM cards and other accessories declined by 15.1% during 2018, primarily as a result of the reduction in sales volume of handsets due to our policy of not subsidizing the sale of this product.

Net Operating Revenue from B2B Services

Net operating revenue from B2B services represented 27.1% of our net operating revenue during 2018. B2B services include corporate solutions offered to our small, medium-sized, large corporate customers, including voice services and corporate data solutions, and wholesale customers. Net operating revenue from B2B services declined by 7.8%, primarily as a result of (1) lower voice traffic, following the natural market trend, (2) the reduction in MTR tariffs and VC fixed-to-mobile tariffs in February 2017 and February 2018, (3) the slowdown in Brazilian economic activity, which has led to efforts by corporate and government customers to reduce costs, including telecommunications services costs, and has led to the downsizing or closing of many of our SME customers, and (4) market perceptions of our company during our RJ Proceedings which made it difficult for us to enter into new agreements with corporate customers.

The total number of our B2B customers increased to 6.7 million during 2018 from 6.5 million during 2017, as the 15.3% increase in B2B mobile customers more than offset the 3.5% decline in B2B fixed-line customers.

Operating Expenses

Under the Brazilian Corporate Law, we are required to segregate cost of sales and services from operating expenses in the preparation of our income statement. However, in evaluating and managing our business, we prepare reports in which we review the elements included in cost of sales and services and operating expenses classified by nature, as presented in note 5 of our audited consolidated financial statements. We believe that this classification improves our ability to understand results and trends in our business and that financial analysts and other investors who review our performance rely on this classification in performing their own analysis. Therefore, we have presented the discussion below of our operating expenses based on the classification of operating expenses presented in note 5 of our audited consolidated financial statements.

The following table sets forth the components of our operating expenses, as well as the percentage change from the prior year, for the years ended December 31, 2018 and 2017.

	Year Ended December 31,
	2018		2017		% Change
	(in millions of reais, except percentages)
Third-party services	R$	5,925	R$	6,221	(4.8)
Depreciation and amortization		5,953		5,881	1.2
Rental and insurance		4,342		4,163	4.3
Personnel		2,594		2,791	(7.1)
Network maintenance services		1,104		1,252	(11.8)
Interconnection		658		778	(15.4)
Provision for contingencies		90		144	(37.4)
Allowance for doubtful accounts		1,070		692	54.7
Advertising and publicity		382		414	(7.6)
Handsets and other costs		196		223	(12.1)
Impairment losses		—		47	(100.0)
Taxes and other expenses		135		345	(61.0)
Other operating income (expenses), net		133		1,233	(89.2)

Total cost of sales and services	R$	22,582	R$	24,184	(6.6)

Operating expenses declined by 6.6% during 2018, principally due to:

•	a 89.2%, or R$1,102 million, decline in other operating expenses, net;

•	a 4.8%, or R$297 million, decline in third-party service costs;

•	a 61.0%, or R$211 million, decline in taxes and other expenses; and

•	a 7.1%, or R$197 million, decline in personnel expenses.

The effects of these factors was partially offset by a 54.7%, or R$378 million, increase in allowance for doubtful accounts.

Third-Party Services

Third-party service costs declined by 4.8% during 2018, primarily as a result of lower selling expenses, information technology expenses and call center expenses as a result of our adoption of our new customer care model and, to a lesser extent the deferral of a portion of our selling expenses as a result of our implementation of ASC 606 for periods ending after January 1, 2018. The effects of these factors was partially offset by higher TV content costs as a result of the growth of our Pay-TV customer base and adjustments in contractual terms by some of our content providers, and by increased electricity costs as a result of the applicable electricity tariffs.

Depreciation and Amortization

Depreciation and amortization costs increased by 1.2% during 2018, primarily as a result of the growth of our data and mobile network due to our strategy of modernization of the core network focusing on transmission and transport infrastructure, which has increased the amount of depreciable property, plant and equipment and amortizable license.

Rental and Insurance

Rental and insurance costs increased by 4.3% during 2018, primarily as a result of an increase in reais of certain rental expenses denominated in U.S. dollars as a result of the depreciation of the real against the U.S. dollar during 2018, particularly expenses relating to our agreements with GlobeNet and our lease of capacity on the SES-6 satellite.

Personnel

Personnel expenses (including employee benefits and social charges and employee and management profit sharing) declined by 7.1% during 2018, primarily as a result of initiatives that that we have implemented to promote greater efficiency and productivity as well as stricter cost controls related in personnel expenses.

Network Maintenance Services

Network maintenance services costs declined by 11.8% during 2018, primarily as a result of a lower number of maintenance incidents as a result of our initiatives focused on preventive actions and productivity improvements, which have been increasing the efficiency of field operations, as well as efficiency gains arising from the digitalization of processes and customer service.

Interconnection

Interconnection costs declined by 15.4% during 2018, primarily as a result of the declines in MTR tariffs and the TU-RL and TU-RIU interconnection tariffs that were implemented in February 2018 and February 2017, the effects of which were partially offset by an increase in interconnection traffic.

Contingencies

Provision for contingencies declined by 37.4% during 2018, primarily as a result of our reversal of a portion of our provision for contingencies and the related inflation adjustment due to the reprocessing of the provision estimation model taking into account the new profile and history of discontinuation of lawsuits in the context of the approval and ratification of the RJ Plan.

Allowance for Doubtful Accounts

Allowance for doubtful accounts increased by 54.7% during 2018, primarily as a result of our revision of the assumptions that we use in determining our provision for bad debt. During 2018, allowance for doubtful accounts represented 4.9% of our net operating revenue compared to 2.9% during 2017.

Advertising and Publicity

Advertising and publicity expenses declined by 7.6% during 2018, primarily as a result of a decline in the volume of our advertising campaigns.

Handsets and Other Costs

Handsets and other costs declined by 12.1% during 2018, primarily due to the lower volume of handset sales.

Impairment Losses

We did not record an impairment losses during 2018 while we recorded impairment losses of R$47 million during 2017. Impairment losses in 2017 consisted of losses on goodwill relating to Africatel, which is reported as a held-for-sale asset, as a result of our annual impairment testing.

Taxes and Other Expenses

Taxes and other expenses declined by 61.0% during 2018, primarily due to a decrease in other tax expenses, as a result of a decline in other revenues to which other taxes are associated, and a decrease in expenses for fines.

Other Operating Expenses, Net

Other operating expenses, net was R$132 million during 2018 and R$1,235 million during 2017, primarily as a result of the effects of non-recurring expenses, which occurred during 2017, related to unrecoverable tax, write-off of other assets and other expenses due to reconcile accounting balances as part of the RJ Proceedings.

Reorganization Items, Net

As a result of the RJ Proceedings, we have applied ASC 852 in preparing our consolidated financial statements. ASC 852 requires that financial statements distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain expenses, realized gains and losses and provisions for losses that are realized or incurred in the RJ Proceedings have been recorded in as reorganization items, net in our consolidated statements of operations.

Reorganization items, net was a gain of R$31,581 million during 2018, primarily consisting of:

•	a R$13,929 million adjustment to fair value of loans and financings;

•	a R$12,881 million gain on our restructuring of our loans and financings, trade payables owing to ANATEL-AGU and other trade payables; and

•	a R$5,577 million adjustment to present value of our trade payables (including trade payables owing to ANATEL-AGU).

Reorganization items, net was an expense of R$2,372 million during 2017, primarily consisting of (1) a R$1,569 million increase of the amount recorded relating to our contingent liabilities owed to ANATEL to the amount allowed for these claims in the RJ Proceedings, which was greater than their carrying amount prior to the commencement of the RJ Proceedings, (2) a R$736 million increase of the amount recorded relating to our contingent liabilities to the amount allowed for these claims in the RJ Proceedings, which was greater than their carrying amount prior to the commencement of the RJ Proceedings, (3) inflation adjustment of contingencies of R$410 million, and (4) fees and expenses of R$370 million of professional advisors who are assisting us with the RJ Proceedings. The effects of these expenses were partially offset by our recognition of income from short-term investments of R$713 million, which were recognized as reorganization items.

Operating Income (Loss) before Financial Expenses, Net, and Taxes

As a result of the foregoing, the operating income before financial expenses, net, and taxes of our Telecommunications in Brazil segment was R$31,142 million during 2018 compared to a consolidated operating loss before financial expenses, net, and taxes of R$2,697 million during 2017. As a percentage of net operating revenue, the operating income before financial expenses, net, and taxes of our Telecommunications in Brazil segment was 142.5% during 2018 compared to operating loss before financial expenses, net, and taxes of 11.4% during 2017.

Operating expenses of our other operations declined by 6.5% to R$283 million during 2018 from R$303 million during 2017, principally as a result of our disposition of our interest in MTC in January 2017. The operating loss before financial expenses, net, and taxes of our other operations increased by R$13 million to R$83 million during 2018 from R$70 million during 2017. As a percentage of net operating revenue, the operating loss before financial expenses, net, and taxes of our other operations was 41.4% during 2018 compared to 30.0% during 2017.

Our consolidated operating income before financial expenses, net, and taxes was R$31,059 million during 2018 compared to a consolidated operating loss before financial expenses, net, and taxes of R$2,767 million during 2017. As a percentage of net operating revenue, operating income before financial expenses, net, and taxes was 140.8% during 2018 compared to operating loss before financial expenses, net, and taxes of 11.6% during 2017.

Financial Expenses, Net

Financial Income

Financial income declined by 1.7% to R$1,525 million during 2018 from R$1,550 million during 2017, primarily due to a 23.0% decline in interest on other assets to R$809 million during 2018 from R$1,050 million during 2017, principally as a result of a decline in interest and monetary variation on judicial deposits due to a decline in average amount of these assets. The effects of this factor was partially offset by (1) our recording R$143 million of income on short-term investments during 2018 compared to nil during 2017, and (2) a 14.3% increase in other income to R$572 million during 2018 from R$500 million during 2017.

Financial Expenses

Financial expenses increased by 75.1% to R$5,537 million during 2018 from R$3,162 million during 2017, primarily as a result of our incurrence of R$5,046 million of borrowing and finance costs during 2018 as a result of the settlement of many of the claims in our RJ Proceedings related to our debt instruments compared to no borrowing and finance costs during 2017 due to the elimination of our borrowing and financing costs as a result of the commencement of the RJ Proceedings in June 2016, the effects of which were partially offset by a 52.9% decline in other charges to R$1,491 million during 2018 from R$3,162 million during 2017.

Borrowing and finance costs during 2018 consisted of (1) inflation and exchange losses on third-party borrowings of R$2,646 million, and (2) interest on borrowings payable to third parties of R$1,400 million, primarily as a result of our recording R$16,450 million of current and non-current loans and financings on our balance sheet as of December 31, 2018 that had been classified as liabilities subject to compromise as of December 31, 2017 and the 19.8% depreciation of the real against the U.S. dollar during the period between the Brazilian Confirmation Date and December 31, 2018.

Other charges declined primarily as a result of:

•

a 51.2% decline in interest on other liabilities to R$800 million during 2018 from R$1,641 million during 2017, principally due to the commencement of our participation in the Tax Recovery Program (REFIS) in May 2017;

•

our recording a gain on available-for-sale financial assets of R$293 million during 2018, primarily as a result of (i) the R$829 million exchange gain rate due to the 17.1% depreciation of the real against the U.S. dollar during 2018, and (ii) R$142 million recorded with respect to our portion of dividends approved by Unitel related to Unitel’s 2017 fiscal year, the effects of which were partially offset by a R$678 million loss recorded based on our revision of the fair value of the cash investment and the revision of the recoverable amount of dividends receivable from Unitel, compared to a loss on available-for-sale financial assets of R$267 million during 2017, primarily as a result of the loss recorded based on our revision of the recoverable amount of dividends receivable from Unitel, the fair value of the cash investment in Unitel and exchange losses rate related to the depreciation of the Angolan Kwanza against the U.S. dollar and the real during 2017; and

•

our recording a gain on inflation adjustment of provisions for contingencies of R$8 million during 2018 compared to a loss on inflation adjustment of provisions for contingencies of R$265 million during 2017, primarily as a result of our reversal of a portion of our provision for contingencies and the related inflation adjustment due to the reprocessing of the provision estimation model taking into account the new profile and history of discontinuation of lawsuits in the context of the approval and ratification of the RJ Plan.

Income Tax and Social Contribution

The composite corporate statutory income tax and social contribution rate was 34% in each of 2018 and 2017. We recorded an income tax and social contribution benefits of R$347 million in 2017 and R$351 million during 2017. The effective tax rate applicable to our income loss before taxes was (1.3)% during 2018 and the effective tax rate applicable to our loss before taxes was 8.0% during 2017. The table below sets forth a reconciliation of the composite corporate statutory income tax and social contribution rate to our effective tax rate for each of the periods presented.

	Year Ended December 31,
	2018	2017
Composite corporate statutory income tax and social contribution rate	34.0%	34.0%
Valuation allowance	16.1	(25.9)
Effects of foreign rate differential	0.0	(0.5)
Tax effects of non-deductible expenses	2.4	(2.1)
Tax effects of tax-exempt income	(53.8)	8.5
Tax incentives	0.0	0.3
Tax amnesty program	0.0	(6.3)
Other	0.0	0.0

Effective rate	(1.3)%	8.0%

The effective tax rate applicable to our income before taxes was (1.3) % in 2018, resulting in a tax benefit despite our generating income before taxes, primarily as a result of tax effects of tax-exempt income, mostly as a result of the effects of the novation of our debt obligations due to the confirmation of the RJ Plan, which reduced our effective tax rate by 53.8%. The effects of this factor was partially offset by, the tax effects of valuation allowance, which resulted in a decline in our tax assets by R$4,367 million, that were recognized for the companies that as at December 31, 2018, do not expect to generate sufficient future taxable profits against which these tax assets could be offset, which increased our effective tax rate by 16.1%.

The effective tax rate applicable to our loss before taxes was 8.0% in 2017, resulting in a tax benefit, primarily as a result of (1) the tax effects of valuation allowance and valuation allowance, which resulted in a decline in our tax assets by R$1,135 million, that were recognized for the companies that as at December 31, 2017, do not expect to generate sufficient future taxable profits against which these tax assets could be offset, which reduced the effective tax rate applicable to our loss before taxes by 25.9%, (effectively reducing our tax benefit) and (2) the tax effects of amnesty program which reduced the effective tax rate applicable to our loss before taxes by 6.3% (effectively reducing our tax benefit). The effects which were partially offset by the tax effects of tax exempt income, which increased the effective tax rate applicable to our loss before taxes by 8.5% (effectively increasing our tax benefit).

Net Income (Loss)

As a result of the foregoing, we recorded consolidated net income of R$27,394 million during 2018 compared to consolidated net loss of R$4,028 million during 2017. As a percentage of net operating revenue, our net income was 124.2% during 2018 compared to net loss of 16.7% during 2017.

Year Ended December 31, 2017 Compared with Year Ended December 31, 2016

The following table sets forth the components of our consolidated income statement, as well as the percentage change from the prior year, for the years ended December 31, 2017 and 2016.

	Year ended December 31,
	2017		2016		% Change
	(in millions of reais, except percentages)
Net operating revenue	R$	23,790	R$	25,996	(8.5)
Cost of sales and services		(15,676)		(16,742)	(6.4)

Gross profit		8,114		9,255	(12.2)
Operating income (expenses)
Selling expenses		(4,400)		(4,383)	0.4
General and administrative expenses		(3,064)		(3,688)	(16.9)
Other operating income (expenses), net		(1,043)		(1,237)	(15.7)
Reorganization items, net Other operating income (expenses), net		(2,732)		(9,006)	(69.7)

Operating loss before financial expenses, net, and taxes		(2,767)		(9,059)	(69.5)
Financial expenses, net		(1,612)		(4,375)	(63.2)

Loss before taxes		(4,379)		(13,434)	(67.4)
Income tax and social contribution		351		(2,245)	n.m.

Net loss	R$	(4,027)	R$	(15,680)	(74.3)

n.m.	Not meaningful.

Net Operating Revenue

The following table sets forth the components of our net operating revenue, as well as the percentage change from the prior year, for the years ended December 31, 2017 and 2016.

	Year ended December 31,
	2017		2016		% Change
	(in millions of reais, except percentages)
Telecommunications in Brazil Segment:
Residential	R$	9,171	R$	9,376	(2.2)
Personal mobility		7,645		7,849	(2.6)
B2B		6,486		7,607	(14.7)
Other services		256		332	(23.0)

		23,557		25,164	(6.4)
Other operations(1)		233		833	(72.1)

Net operating revenue	R$	23,790	R$	25,996	(8.5)

(1)	Other operations includes the net operating revenue of Africatel.

Net operating revenue of our Telecommunications in Brazil segment declined by 6.4% during 2017, principally due to a 14.7% decline in net operating revenue from B2B services, and to a lesser extent, a 2.2% decline in net operating revenue from residential services, and a 2.6% decline in net operating revenue from personal mobility services. In addition, net operating revenue of our other operations declined by 72.1%, principally as a result of our disposition of our interest in MTC in January 2017.

Net Operating Revenue from Residential Customer Services

Net operating revenue from residential customer services represented 38.5% of our net operating revenue during 2017. Net operating revenue from residential services declined by 2.2%, primarily due to (1) the 3.3% decline in the average number of residential revenue generating units, or RGUs; (2) the decline in voice traffic, and (3) the reduction in TU-RL and TU-RIU fixed line interconnection tariffs and VC fixed-to-mobile tariffs in February 2017. These effects were partially offset by the 3.9% increase in the average monthly net residential revenue per user to R$79.6 in 2017 from R$76.6 in 2016, primarily due to an increase in broadband and Pay-TV revenues.

Net Operating Revenue from Residential Fixed-Line Services. Net operating revenue from residential fixed-line services declined by 9.5%, primarily due to a 7.2% decline in the average number of residential fixed lines in service to 9.2 million during 2017 from 9.9 million during 2016, as a result of (1) the general trend in the Brazilian telecommunications industry to substitute mobile services in place of local fixed-line services, and (2) the impact of two rate increases during 2017. The effects of these factors were partially offset by the migration of our fixed-line customer base to convergent service offerings, such as Oi Total, and other plans offering unlimited minutes of usage, which generate greater revenue per user.

Net Operating Revenue from Broadband Services. Net operating revenue from residential broadband services increased by 0.9%, primarily as a result of a 1.5% increase in the average net operating revenue per subscriber, primarily as a result of the migration of our broadband base to service offerings with higher speed, which generate greater revenue per user. The effects of this migration were partially offset by a 0.6% decline in the average number of our residential ADSL subscribers. As of December 31, 2017, our ADSL subscribers represented 55.8% of our total residential fixed lines in service and subscribed to plans with an average speed of 8.3 Mbps as compared to 52.2% of our total residential fixed lines in service at an average speed of 6.8 Mbps as of December 31, 2016.

Net Operating Revenue from Pay-TV Services. Net operating revenue from residential Pay-TV services increased by 22.9%, primarily as a result of a 16.0% increase in the average number of our residential Pay-TV subscribers increased to 1.5 million during 2017 from 1.3 million during 2016, and a 5.9% increase in the average net operating revenue per subscriber, principally as a result of the shift in the our sales mix towards more comprehensive packages of channels. As of December 31, 2017, our Pay-TV subscribers represented 16.2% of our total residential fixed lines in service as compared to 13.0% of our total residential fixed lines in service as of December 31, 2016.

Net Operating Revenue from Personal Mobility Services

Net operating revenue from personal mobility services represented 32.1% of our net operating revenue during 2017. Net operating revenue from personal mobility services declined by 2.6%, primarily due to (1) a 20.2% decline in mobile interconnection revenue, and (2) a 1.2% decline in revenue from mobile telephony services.

Net Operating Revenue from Mobile Telephony Services. Net operating revenue from mobile telephony services declined by 1.2%, primarily due to:

•

a 9.3% decline in the number of mobile customers that subscribe to our prepaid plans to 29.9 million during 2017 from 33.0 million during 2016, principally as a result of (1) an increase in Brazil’s unemployment rate as our sales net additions of prepaid subscribers is closely correlated to movements in the unemployment rate, (2) the migration of prepaid customers in Brazil to the use of a single SIM card as operators have increased the offer of “all-net” plans following the successive reductions of the MTR tariffs, and (3) our strict disconnection policy for inactive customers, which is designed to reduce fee payments that we must make for each active account; and

•	a 2.1% decline in the number of mobile customers that subscribe to our postpaid plans to 6.7 million during 2017 from 6.9 million during 2016.

The effects of these declines were partially offset by a 7.5% increase in average monthly net revenue per user, primarily as a result of an improvement in the profile of our customer base. During 2017, data revenue represented 53.9% of net operating revenue from mobile telephony services as compared to 47.2% during 2016.

Net Operating Revenue from Interconnection to Our Mobile Network. Mobile interconnection revenue declined by 20.2% in 2017, primarily as a result of the reduction in MTR tariffs in February 2017.

Net Operating Revenue from B2B Services

Net operating revenue from B2B services represented 27.3% of our net operating revenue during 2017. Net operating revenue from B2B services declined by 14.7%, primarily as a result of (1) lower voice traffic, following the natural market trend, (2) the reduction in MTR tariffs and VC fixed-to-mobile tariffs in February 2017, (3) the slowdown in Brazilian economic activity, which has led to efforts by corporate and government customers to reduce costs, including telecommunications services costs, and has led to the downsizing or closing of many of our SME customers, and (4) market perceptions of our company during our RJ proceedings which has made it difficult for us to enter into new agreements with corporate customers.

As a result of these factors, we experienced a 1.6% decline in the total number of B2B customers to 6.5 million during 2017 from 6.6 million during 2016, principally as a result of a 3.2% decline in fixed line customers, partially offset by a 1.1% increase in mobile customers.

Operating Expenses

The following table sets forth the components of our operating expenses, as well as the percentage change from the prior year, for the years ended December 31, 2017 and 2016.

	Year Ended December 31,
	2017		2016		% Change
	(in millions of reais, except percentages)
Third-party services	R$	6,221	R$	6,399	(2.8)
Depreciation and amortization		5,881		6,311	(6.8)
Rental and insurance		4,163		4,330	(3.9)
Personnel		2,791		2,852	(2.1)
Network maintenance services		1,252		1,540	(18.7)
Interconnection		778		1,173	(33.7)
Contingencies		144		1,056	(86.4)
Allowance for doubtful accounts		692		643	7.5
Advertising and publicity		414		449	(7.9)
Handsets and other costs		223		284	(21.4)
Impairment losses		47		226	(79.4)
Taxes and other expenses		345		559	(38.3)
Other operating income (expenses), net		1,233		227	n.m

Total cost of sales and services	R$	24,184	R$	26,049	(7.2)

n.m.	Not meaningful.

Operating expenses declined by 7.2% in 2017, principally due to:

•	a 86.4%, or R$912 million, decline in contingencies;

•	a 6.8%, or R$429 million, decline in depreciation and amortization costs;

•	a 33.7%, or R$395 million, decline in interconnection costs;

•	a 18.7%, or R$289 million, decline in network maintenance services; and

•	a 38.3%, or R$214 million, decline in taxes and other expenses.

The effects of these factors were partially offset by our incurrence of R$1,233 million in other operating expenses, net during 2017 compared to R$227 million during 2016.

Third-Party Services

Third-party service costs declined by 2.8% in 2017, primarily as a result of lower call center expenses as a result of our adoption of our new customer care model and lower legal advisory and consulting services expenses as a result of a reduction of judicial processes. The effects of these factors were partially offset by higher content acquisition costs for our Pay-TV services as a result of the 16.0% increase in the average number of our residential Pay-TV subscribers, an increase in sales commission expenses as a result of an increase in sales of higher value services, and a reduction in energy costs.

Depreciation and Amortization

Depreciation and amortization costs declined by 6.8% in 2017, primarily as a result of the growth of increase in the amount of the property, plant and equipment that has been fully depreciated.

Rental and Insurance

Rental and insurance costs declined by 3.9% in 2017, primarily as a result of (1) an decline in reais of certain rental expenses denominated in U.S. dollars as a result of the appreciation of real against U.S. dollar during 2017, particularly expenses relating to our agreements with GlobeNet and our lease of capacity on the SES-6 satellite, and (2) the absence of expenses during 2017 relating to settlement agreements with other operators we entered into in 2016 related to the leasing of towers and equipment. The effects of these factors was partially offset by (1) increased tower and equipment leasing costs, and (2) increased vehicles leasing costs as a result of our absorption of network maintenance operations.

Personnel

Personnel expenses (including employee benefits and social charges and employee and management profit sharing) declined by 2.1% in 2017, primarily as a result of (1) headcount reductions that we implemented in May 2016 and in the fourth quarter of 2016, and (2) initiatives that that we have implemented to promote greater efficiency and productivity as well as stricter cost controls related in personnel expenses. The effects of these factors were partially offset by (1) the increase in the number of our employees as a result of our absorption of network service operations in the state of Rio de Janeiro and in the South, North and Northeast regions in 2016, (2) increases in the compensation of some of our employees as a result of the renegotiation of some of our collective bargaining agreements at the end of 2016, (3) increased provisions for variable compensation related to the fulfillment of operational, financial and quality goals established for 2017 under some of our collective bargaining agreements, and (4) our implementation of certain strategic projects that have resulted in the insourcing of services that used to be provided by third parties in order to improve quality and productivity in some of our critical processes.

Network Maintenance Services

Network maintenance services costs declined by 18.7% in 2017, primarily as a result of (1) our absorption of network service operations in the state of Rio de Janeiro and in the South, North and Northeast regions in 2016, as a result of which we no longer incur costs to third parties for these services, and our focus on conducting more efficient field operations focused on increased productivity and preventive actions. The effects of this factor were partially offset by our insourcing of technical support call center operations in 2017 and annual readjustments of costs under our contracts.

Interconnection

Interconnection costs declined by 33.7% in 2017, primarily as a result of the declines in MTR tariffs and the TU-RL and TU-RIU interconnection tariffs that were implemented in February 2017 and February 2016. The effects of these factors were partially offset by an increase in off-net mobile traffic volume as a result of our introduction of new mobile plans based on the “all-net” model.

Contingencies

In 2016, contingencies included R$858 million related to labor contingencies of Rede Conecta – Serviços de Rede S.A., or Rede Conecta (which merged into Serede in November 2018).

Allowance for Doubtful Accounts

Allowance for doubtful accounts increased by 7.5% in 2017, primarily as a result of an increase in consumer default rates as a result of the deterioration Brazilian macroeconomic conditions. During the year ended December 31, 2017, allowance for doubtful accounts represented 2.9% of our net operating revenue compared to 2.5% in 2016.

Advertising and Publicity

Advertising and publicity expenses declined by 7.9% in 2017, primarily as a result of a decline in the volume of our advertising campaigns.

Handsets and Other Costs

Handsets and other costs declined by 21.4% in 2017, primarily due to the lower volume of handset sales.

Impairment Losses

Impairment losses declined by 79.4% in 2017. Impairment losses in 2017 and 2016 consisted of losses on goodwill relating to Africatel, which is reported as a held-for-sale asset, as a result of our annual impairment testing.

Taxes and Other Expenses

Taxes and other expenses declined by 38.3% in 2017, primarily due to a decrease in other tax expenses, due to a decrease in other revenues in which other taxes are associated and a decrease in expenses for fines.

Other Operating Expenses, Net

Other operating expenses, net increased to R$1,233 million in 2017 from R$227 million in 2016, primarily as a result of the effects of non-recurring expenses related to unrecoverable tax, write-off of other assets and other expenses due to the reconciliation of accounting balances as part of the RJ Proceedings.

Reorganization Items, Net

Reorganization items, net declined by 69.7% to R$2,732 million during 2017 from R$9,006 million during 2016. Reorganization items, net during 2017 consisted of (1) a R$1,569 million increase of the amount recorded relating to our contingent liabilities owed to ANATEL to the amount allowed for these claims in the RJ Proceedings, which was greater than their carrying amount prior to the commencement of the RJ Proceedings, (2) a R$736 million increase of the amount recorded relating to our contingent liabilities to the amount allowed for these claims in the RJ Proceedings, which was greater than their carrying amount prior to the commencement of the RJ Proceedings, (3) inflation adjustment of contingencies of R$410 million, and (4) fees and expenses of R$370 million of professional advisors who are assisting us with the RJ Proceedings. The effects of these expenses were partially offset by our recognition of income from short-term investments of R$713 million, which were recognized as reorganization items.

Reorganization items, net during 2016 consisted of (1) a R$6,604 million increase of the amount recorded relating to our contingent liabilities owed to ANATEL to the amount allowed for these claims in the RJ Proceedings, which was greater than their carrying amount prior to the commencement of the RJ Proceedings, (2) a R$2,350 million increase of the amount recorded relating to our other contingent liabilities to the amount allowed for these claims in the RJ Proceedings, which was greater than their carrying amount prior to the commencement of the RJ Proceedings, and (3) fees and expenses of R$253 million of professional advisors who are assisting us with the RJ Proceedings. The effects of these expenses were partially offset by our recognition of income from short-term investments of R$202 million, which were recognized as reorganization items.

Operating Loss before Financial Expenses, Net, and Taxes

As a result of the foregoing, the operating loss before financial expenses, net, and taxes of our Telecommunications in Brazil segment declined by 70.1%, to R$2,697 million during 2017 from R$9,008 million during 2016. As a percentage of net operating revenue, the operating loss before financial expenses, net, and taxes of our Telecommunications in Brazil segment declined to 11.4% during 2017 from 35.8% during 2016.

Operating expenses of our other operations declined by 68.5% to R$303 million during 2017 from R$884 million during 2016, principally as a result of our disposition of our interest in MTC in January 2017. The operating loss before financial expenses, net, and taxes of our other operations increased by 37.5%, to R$70 million during 2017 from R$51 million during 2016. As a percentage of net operating revenue, the operating loss before financial expenses, net, and taxes of our other operations increased to 30.0% during 2017 from 6.1% during 2016.

Our consolidated operating loss before financial expenses, net, and taxes declined by 69.5%, to R$2,767 million during 2017 from R$9,059 million during 2016. As a percentage of net operating revenue, operating loss before financial expenses, net, and taxes declined to 11.6% during 2017 from 34.8% during 2016.

Financial Expenses, Net

Financial Income

Financial income increased by 32.4% to R$1,550 million during 2017 from R$1,171 million during 2016, primarily due to (1) a 70.7% increase in interest on other assets to R$1,050 million during 2017 from R$615 million during 2016, principally as a result of interest on judicial deposits and monetary variation on others assets and (2) our recording no gain on exchange rate differences on translating foreign short-term investments during 2017, as part of the recognition as reorganization items, net compared to a R$135 million loss during 2016. The effects of these factors was partially offset by (1) our recording no income from short-term investments during 2017, as part of the recognition as reorganization items, net compared to income of R$112 million during 2016, and (2) a 13.5% decline in other income to R$500 million during 2017 from R$578 million during 2016.

Financial Expenses

Financial expenses declined by 43.0% to R$3,162 million during 2017 from R$5,546 million during 2016, primarily due to the elimination of our borrowing and financing costs in 2017 as a result of the commencement of the RJ Proceedings in June 2016, compared to our borrowing and financing costs of R$2,746 million during 2016, the effects of which were partially offset by a 12.9% increase in other charges to R$3,162 million during 2017 from R$2,800 million during 2016.

Other charges increased primarily as a result of (1) a 174.3% increase in interest on other liabilities to R$1,641 million during 2017 from R$598 million during 2016, principally due to the commencement of our participation in the Tax Recovery Program (REFIS) in May 2017, and (2) a 158.6% increase in other expenses to R$450 million during 2017 from R$174 million during 2016. The effects of these factors was partially offset by (1) a 75.5% decline in loss on available for sale financial assets to R$267 million during 2017 from R$1,090 million during 2016, principally as a result of the reduction of the loss recorded based on our revision of the recoverable amount of dividends receivable from Unitel, the fair value of the cash investment in Unitel and exchange losses rate related to the depreciation of the Angolan Kwanza against the U.S. dollar and the real to US$39 million during 2017 from US$242 million during 2016, and (2) a 24.6% decline in tax on financial transactions and bank fees to R$512 million during 2017 from R$679 million during 2016, principally due to a reduction in these types of expenses as a result of the RJ Proceedings.

Income Tax and Social Contribution

The composite corporate statutory income tax and social contribution rate was 34% in each of 2017 and 2016. We recorded an income tax and social contribution benefits of R$351 million during 2017 and an income tax and social contribution expenses of R$2,245 million during 2016. The effective tax rate applicable to our loss before taxes was 8.0% during 2017 and (16.7)% during 2016. The table below sets forth a reconciliation of the composite corporate statutory income tax and social contribution rate to our effective tax rate for each of the periods presented.

	Year Ended December 31,
	2017	2016
Composite corporate statutory income tax and social contribution rate	34.0%	34.0%
Valuation allowance	(25.9)	(30.1)
Effects of foreign rate differential	(0.5)	(0.1)
Tax effects of non-deductible expenses	(2.1)	(21.5)
Tax effects of tax-exempt income	8.5	0.9
Tax incentives	0.3	0.2
Tax amnesty program	(6.3)	—
Other	0.0	0.0

Effective rate	8.0%	(16.7)%

The effective tax rate applicable to our loss before taxes was 8.0% in 2017, resulting in a tax benefit, primarily as a result of (1) the tax effects of valuation allowance and valuation allowance, which resulted in a decline in our tax assets by R$1,135 million, that were recognized for the companies that as at December 31, 2017, do not expect to generate sufficient future taxable profits against which these tax assets could be offset, which reduced the effective tax rate applicable to our loss before taxes by 25.9%, (effectively reducing our tax benefit) and (2) the tax effects of amnesty program which reduced the effective tax rate applicable to our loss before taxes by 6.3% (effectively reducing our tax benefit). The effects which were partially offset by the tax effects of tax exempt income, which increased the effective tax rate applicable to our loss before taxes by 8.5% (effectively increasing our tax benefit).

The effective tax rate applicable to our loss before taxes was (16.7)% in 2016, resulting in a tax expense despite our incurring a loss before taxes, primarily as a result of (1) the tax effects of valuation allowance, which resulted in a decline in our tax assets by R$4,050 million that were recognized for the companies that, as at December 31, 2016, do not expect to generate sufficient future taxable profits against which these tax assets could be offset, which reduced the effective tax rate applicable to our loss before taxes by 30.1% (effectively increasing our tax expense), and (2) the tax effects of non-deductible expenses, primarily as a result of the effects of the adjustments of debt obligations due to the filing of the judicial reorganization petitions and based on the RJ Plan, which reduced the effective tax rate applicable to our loss before taxes by 21.5% (effectively increasing our tax expense).

Net Loss

As a result of the foregoing, our consolidated net loss declined by 74.3% to R$4,027 million during 2017 from R$15,680 million during 2016. As a percentage of net operating revenue, our net loss declined to 16.9% during 2017 from 60.3% during 2016.

Liquidity and Capital Resources

Our principal cash requirements have historically consisted of the following:

•	working capital requirements;

•	servicing of our indebtedness;

•	capital expenditures related to investments in operations, expansion of our networks and enhancements of the technical capabilities and capacity of our networks; and

•	dividends on our shares, including in the form of interest attributable to shareholders’ equity.

As a result of the commencement of the RJ Proceedings in June 2016, we ceased to pay principal and interest on our loans and financings subsequent to the date of the commencement of the RJ Proceedings. By operation of the RJ Plan and the Brazilian Confirmation Order, provided that the Brazilian Confirmation Order is not overturned or altered as a result of the pending appeals filed against it, our loans and financings were novated and discharged under Brazilian law and creditors under our loans and financings are entitled only to receive the recoveries set forth in the RJ Plan as recoveries for their claims in accordance with the terms and conditions of the RJ Plan.

Under our by-laws, unless our board of directors deems it inconsistent with our financial position, payment of dividends is mandatory. Notwithstanding the requirements of our by-laws, under the RJ Plan, we are prohibited from declaring or paying dividends, interest on shareholders’ equity or other forms of return on capital or making any other payment or distribution on or related to their shares (including any payment related to a merger or consolidation) until the sixth anniversary of the date of the Judicial Ratification of the RJ Plan. After the sixth anniversary of the date of the Judicial Ratification of the RJ Plan, Oi and the other RJ Debtors will be permitted to declare or pay dividends, interest on shareholders’ equity or other forms of return on capital or make any other payment or distribution on or related to their shares (including any payment related to a merger or consolidation) if Oi meets a certain financial ratio, as described under “Item 8. Financial Information—Dividends and Dividend Policy.” There shall not be any restriction to the distribution of dividends under the RJ Plan after the full payment of the Financial Credits (as defined in the RJ Plan). The restrictions of the payment of dividends and other distributions described in this paragraph are subject to certain exceptions, as described under “Item 8. Financial Information—Dividends and Dividend Policy.”

Our principal sources of liquidity have traditionally consisted of the following:

•	cash flows from operating activities;

•	short-term and long-term loans; and

•	sales of debt securities in domestic and international capital markets.

As a result of the commencement of our RJ Proceedings in June 2016, our access to short-term and long-term loans and our ability to sell debt securities in domestic and international capital markets has been substantially curtailed.

During the years ended December 31, 2018, 2017 and 2016, our operations generated cash flows of R$2,863 million, R$4,402 million and R$3,100 million, respectively. We used R$6,224 million of our cash to repay loans and financings in 2016 prior to the commencement of the RJ Proceedings. In addition, our capital expenditures during the years ended December 31, 2018, 2017 and 2016 were R$5,246 million, R$4,344 million and R$3,264 million, respectively. We believe that our continued program of capital expenditures is necessary in order for us to operate in the competitive environment for telecommunications services in Brazil. As our cash flow generated from our operations has not been sufficient to meet the demands of our investing and financing activities, our balances of cash and cash equivalents have declined as of December 31, 2018, 2017 and 2016.

As of December 31, 2018, our consolidated cash and cash equivalents and cash investments amounted to R$4,624 million. As of December 31, 2018, we had working capital (consisting of current assets less current liabilities, excluding assets held-for-sale and liabilities of assets-held-for-sale) of R$6,677 million.

We anticipate that we will be required to spend approximately R$4,461 million to meet our long-term contractual obligations and commitments in 2020 and 2021. We expect to use our cash flows from operating activities and our cash and cash equivalents and short-term cash investments to fund our capital expenditures and debt service obligations.

The RJ Plan permits us to seek to raise up to R$2.5 billion in the capital markets and seek to borrow up to R$2 billion under new export credit facilities. In the absence of funds obtained in the capital markets or under new credit export facilities, we may have insufficient funds to implement our capital expenditure program and modernize our infrastructure, which could result in a significant deterioration of our ability to generate cash flows from operating activities.

Our audited consolidated financial statements have been prepared assuming that we will continue as a going concern. Our management’s assessment of our ability to continue as a going concern is discussed in note 2 to our audited consolidated financial statements. As a result the completion on January 25, 2019 of the capital increase that was mandated by the RJ Plan through the issuance of 3,225,806,451 Common Shares for an aggregate subscription price of R$4,000 million in our preemptive offering, our management believes that as of the date of this annual report, we have sufficient resources to continue to operate for the 12 months following the date of this annual report.

Cash Flow

The following table sets forth certain information about our consolidated cash flows for the years ended December 31, 2018, 2017 and 2016.

	Year ended December 31,
	2018		2017		2016
	(in millions of reais)
Net cash generated (used) in operating activities	R$	2,863	R$	4,402	R$	3,100
Net cash (used) generated in investing activities		(4,917)		(4,422)		(3,917)
Net cash (used) generated in financing activities		(424)		(692)		(6,119)
Foreign exchange differences on cash equivalents		1		11		(398)

Net decrease in cash and cash equivalents		(2,477)		(701)		(7,335)
Cash and cash equivalents at the beginning of the year		6,863		7,563		14,898

Cash and cash equivalents at the end of the year	R$	4,385	R$	6,863	R$	7,563

Our primary source of operating funds has historically been cash flow generated from our operations and we have financed our investments in property, plant and equipment through the use of bank loans, vendor financing, capital markets and other forms of financing. Our access to new funds to finance our investments in property, plant and equipment in the form of bank loans, vendor financing, capital markets and other forms of financing has been substantially eliminated following the commencement of our RJ proceedings in June 2016. During 2016, we used a substantial portion of our cash and cash equivalents to pay indebtedness as it matured prior to the commencement of our RJ proceedings. As our cash flow generated from our operations has not been sufficient to meet the demands of our investing and financing activities, our balances of cash and cash equivalents have declined as of December 31, 2016, 2017 and 2018.

2018 Cash Flows

Cash Flows from Operating Activities

Net cash provided by operating activities was R$2,863 million during 2018 compared to net income of R$27,394 million during 2018, primarily as a result of the effects of our incurrence of non-cash gains from reorganization items, net of R$31,581 million during 2018, primarily consisting of (1) adjustment to fair value of our loans and financings of R$13,929 million, (2) a gain on our restructuring of our loans and financings, trade payables owing to ANATEL-AGU and other trade payables of R$12,881, and (3) the adjustment to present value of our trade payables (including trade payables owing to ANATEL-AGU) of R$5,577 million.

The effects of this factor were partially offset by (1) the effects of our incurrence of non-cash depreciation and amortization expenses of R$5,953 million during 2018, (2) our incurrence of non-cash losses on financial instruments of R$3,415 million during 2018, primarily as a result of our recording R$16,450 million of current and non-current loans and financings on our balance sheet as of the Brazilian Confirmation Date that had been classified as liabilities subject to compromise as of December 31, 2017 and the 19.8% depreciation of the real against the U.S. dollar during the period between the Brazilian Confirmation Date and December 31, 2018, and (3) the effects of our incurrence of non-cash provisions for bad debt of R$1,224 million during 2018, primarily as a result of our revision of the assumptions that we use in determining our provision for bad debt.

Cash Flows from Investing Activities

Net cash used by investing activities was R$4,917 million during 2018, primarily consisting of investments of R$5,246 million in purchases of property, plant and equipment and intangible assets, primarily related to the expansion of our data communications network and IT capacity to increase the quality and capacity of our network in order to promote more efficient operational performance and improvements in service quality and customer experience.

Cash Flows from Financing Activities

Financing activities used net cash of R$424 million during 2018, primarily consisting of cash used (1) to repay principal of R$162 million related to the mediation of payments of our borrowings and financing as a result of the RJ Proceedings, and (2) to make installment payments under our tax refinancing plan in the aggregate amount of R$265 million.

2017 Cash Flows

Cash Flows from Operating Activities

Net cash provided by operating activities was R$4,402 million during 2017 compared to net loss of R$4,028 million during 2017, primarily as a result of:

•	the effects of our incurrence of non-cash depreciation and amortization expenses of R$5,881 million during 2017; and

•

the effects of our incurrence of non-cash provision for reorganization items, net of R$2,371 million during 2017, primarily as a result of (1) a R$1,569 million increase of the amount recorded relating to our contingent liabilities owed to ANATEL to the amount allowed for these claims in the RJ Proceedings, which was greater than their carrying amount prior to the commencement of the RJ Proceedings (2) a R$1,146 million increase of the amount recorded relating to our contingent liabilities to the amount allowed for these claims in the RJ Proceedings, which was greater than their carrying amount prior to the commencement of the RJ Proceedings, and (3) fees and expenses of R$370 million of professional advisors who are assisting us with the RJ Proceedings.

Cash Flows from Investing Activities

Net cash used by investing activities was R$4,422 million during 2017. During 2017, investing activities which used cash primarily consisted of investments of R$4,344 million in purchases of property, plant and equipment and intangible assets, primarily related to the expansion of our data communications network and IT capacity to increase the quality and capacity of our network in order to promote more efficient operational performance and improvements in service quality and customer experience.

Cash Flows from Financing Activities

Financing activities used net cash of R$692 million during 2017. During 2017, we used cash principally (1) to purchase shares the 50% of the shares of Rio Alto that we did not own for R$300 million, (2) to make installment payments under the tax refinancing plan in the aggregate amount of R$227 million, and (3) to make installment payments relating to our permits and concessions in the aggregate amount of R$104 million.

2016 Cash Flows

Cash Flows from Operating Activities

Net cash provided by operating activities was R$3,100 million during 2016 compared to net loss of R$15,680 million during 2016, primarily as a result of:

•

the effects of our incurrence of non-cash provision for reorganization items, net of R$9,006 million during 2016, primarily as a result of (1) a R$6,600 million increase of the amount recorded relating to our contingent liabilities owed to ANATEL to the amount allowed for these claims in the RJ Proceedings, which was greater than their carrying amount prior to the commencement of the RJ Proceedings, (2) a R$2,350 million increase of the amount recorded relating to our contingent liabilities to the amount allowed for these claims in the RJ Proceedings, which was greater than their carrying amount prior to the commencement of the RJ Proceedings, and (2) fees and expenses of R$253 million of professional advisors who are assisting us with the RJ Proceedings;

•	the effects of our incurrence of non-cash provision for contingencies of R$1,056 million, primarily as a result of an increase of the amount recorded relating to our other contingent liabilities;

•	the effects of our incurrence of non-cash depreciation and amortization expenses of R$6,311 million during 2016;

•

the effects of our incurrence of non-cash deferred income tax expenses of R$1,532 million during 2016, primarily as a result of valuation allowance of deferred taxes, net of the increase in deferred tax recognized; and

•

the effects of our incurrence of non-cash losses on derivative financial instruments of R$5,150 million during 2016 prior to our reversal of our derivative financial instruments during the second and third quarters of 2016, primarily as a result of the 17.8% appreciation of the real against the U.S. dollar and the 16.7% appreciation of the real against the Euro during the first half of 2016.

The effects of these factors were partially offset by the effects of our incurrence of non-cash gains on financial instruments of R$5,343 million during 2016, primarily as a result of the 17.8% appreciation of the real against the U.S. dollar and the 16.7% appreciation of the real against the Euro during the first half of 2016.

Cash Flows from Investing Activities

During 2016, investing activities of our continuing operations which used cash primarily consisted of (1) investments of R$3,264 million in purchases of property, plant and equipment and intangible assets, primarily related to the expansion of our data communications network and IT capacity to increase the quality and capacity of our network in order to promote more efficient operational performance and improvements in service quality and customer experience, and (2) net judicial deposits (consisting of deposits less redemptions) of R$660 million, primarily related to provisions for labor, taxes and civil contingencies.

Cash Flows from Financing Activities

During 2016, we used cash principally (1) to repay R$5,845 million principal amount of our outstanding loans and financings, net of derivatives financial instruments, consisting primarily of (i) a revolving credit facility in the aggregate amount of US$700 million, (ii) the PTIF 5.625% Notes due 2016 in the aggregate amount of €532 million, (iii) an export credit facility guaranteed by EKN in the aggregate amount of US$62 million (iv) an export credit facility with China Development Bank in the aggregate amount of US$27 million, (v) the 1st and 2nd Series of the 9th Issuance of Debentures and the 2nd Series of the 5th Issuance of Debentures in an aggregate amount of R$59 million (vi) an aggregate of R$290 million under credit facilities with BNDES, (2) to make installment payments relating to our permits and concessions in the aggregate amount of R$205 million, and (3) to make installment payments under the tax refinancing plan in the aggregate amount of R$94 million.

Contractual Commitments

The following table summarizes our significant contractual obligations and commitments as of December 31, 2018:

	Payments Due by Period
	Less than One Year		One to Three Years		Three to Five Years		More than Five Years		Total
	(in millions of reais)
Loans and financings(1)	R$	961	R$	2,340	R$	4,405	R$	39,631	R$	47,337
Pension plan payables(2)		—		—		402		803		1,205
Other payables(3)		582		1,591		8		20,052		21,927
Unconditional purchase obligations(4)		1,634		343		—		—		1,977
Concession fees(5)		172		187		210		496		1,065
Usage rights(6)		86		—		—		—		—

	R$	3,435	R$	4,461	R$	5,025	R$	60,982	R$	73,903

(1)

Includes estimated future payments of interest on our loans and financings, calculated based on interest rates and foreign exchange rates applicable at December 31, 2018 and assuming that all amortization payments and payments at maturity on our loans and financings will be made on their scheduled payment dates and that we elect to pay cash interest for all applicable periods under the PIK Toggle Notes.

(2)	Cash flow estimated in connection with the RJ Plan.
(3)	Cash flow estimated in connection with the RJ Plan. Includes the reimbursement to us of judicial deposit amounts in excess of the amount paid to the prepetition creditors.
(4)

Consists of (1) obligations in connection with a business process outsourcing agreement, and (2) purchase obligations for network equipment pursuant to binding obligations which include all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

(5)	Consists of estimated bi-annual fees due to ANATEL under our concession agreements expiring in 2025. These estimated amounts are calculated based on our results for the year ended December 31, 2018.
(6)	Consists of payments due to ANATEL for radio frequency licenses. Includes accrued and unpaid interest as of December 31, 2018.

We are also subject to contingencies with respect to tax, civil, labor and other claims and have made provisions for accrued liability for legal proceedings related to certain tax, civil, labor and other claims of R$5,039 million as of December 31, 2018. See “Item 8. Financial Information—Legal Proceedings” and note 19 to our consolidated financial statements included in this annual report.

Indebtedness

On a consolidated basis as of December 31, 2018, our U.S. dollar-denominated indebtedness was R$8,618 million, our real-denominated indebtedness was R$7,633 million, and our Euro-denominated indebtedness was R$199 million, in each case after giving effect to the fair value adjustment of our indebtedness. As of December 31, 2018, our U.S. dollar-denominated indebtedness bore interest at an average rate of 5.5% per annum, our real-denominated indebtedness bore interest at an average rate of 6.3% per annum, and our Euro-denominated indebtedness does not bear interest. As of December 31, 2018, 46.0% of our indebtedness, after giving effect to the fair value adjustment of our indebtedness, debt bore interest at floating rates.

Short-Term Indebtedness

As of December 31, 2018, our short-term debt, consisting of the current portion of long-term borrowings and financings, was R$673 million, after giving effect to the fair value adjustment of our indebtedness. Under our financing policy, we generally do not incur short-term indebtedness, as we believe that our cash flows from operations generally will be sufficient to service our current liabilities.

Long-Term Indebtedness

Our principal long-term borrowings and financings are:

•	fixed-rate notes issued in the international market;

•	debentures issued in the Brazilian market;

•	credit facilities with international export credit agencies;

•	credit facilities with BNDES; and

•	unsecured lines of credit with Brazilian and international financial institutions;

•	default recoveries owed to holders of some of our novated debt obligations.

Some of our debt instruments require that Oi or Telemar comply with financial covenants on a quarterly basis. As of December 31, 2018, we were in compliance with these financial covenants.

The table below sets forth our long-term loans and financings as of December 31, 2018.

	Outstanding Amount	Final Maturity
	(in millions of reais)
PIK Toggle Notes	R$7,068	July 2025
Oi 12th issuance of debentures	4,358	February 2035
Telemar 6th issuance of debentures	2,430	February 2035
Restructured Export Credit Agreements(1)	6,353	February 2035
Restructured BNDES credit agreements	3,616	February 2033
Restructured Brazilian credit agreements and CRIs	1,852	February 2035
Non-Qualified Credit Agreement	326	February 2030
Local currency financial institution	54	December 2033
Default Recovery in Reais	207	February 2042

Default Recovery in Foreign Currency	4,125	February 2042

Total gross loans and financing	30,391
Incurred debt issuance costs	(12)
Fair value adjustment	(13,929)
Short-term portion	(673)

Long-term indebtedness	R$15,777

(1)	Represents four Restructured Export Credit Agreements.

The following discussion briefly describes certain of our significant outstanding indebtedness.

PIK Toggle Notes

The PIK Toggle Notes are senior unsecured obligations of Oi denominated in U.S. dollars that mature in July 2025, with principal amount to be fully paid at maturity. The PIK Toggle Notes are guaranteed, jointly and severally, by each of Telemar, Oi Mobile, Oi Coop and PTIF. The PIK Toggle Notes accrued interests from February 5, 2018 until February 5, 2019, the first interest payment date, at a fixed rate of 10.0% per annum payable in cash. Interest on the New Notes will accrue:

•

from February 5, 2019 until August 2021, at either (at the sole discretion of Oi): (1) a fixed rate of 10.0% per annum payable in cash on a semi-annual basis, or (2) a fixed rate of 12.0% per annum, of which 8.0% shall be payable in cash and 4.0% shall be payable by either increasing the principal amount of the outstanding New Notes or by issuing paid-in-kind notes, at the sole discretion of Oi, in each case, on a semi-annual basis; and

•	thereafter, at a fixed rate of 10.0% per annum payable in cash on a semi-annual basis.

Oi 12th Issuance of Debentures

Oi has issued its 12th issuance of simple, unsecured, non-convertible debentures. These debentures are denominated in reais. The principal amount of these debentures will be paid in 24 semi-annual installments beginning in August 2023, in the amount of 2.0% of the outstanding principal for the first 10 semi-annual installments, 5.7% of the outstanding principal for the next 13 semi-annual installments and the remainder at maturity in February 2035. The principal amount of these debentures will accrue interest at the rate of 80% of the CDI rate. Interest will be capitalized to increase the principal balance under these debentures on an annual basis until February 2023, and will be paid semi-annually in cash from August 2023 through the final maturity. Oi’s obligations under these debentures are guaranteed, jointly and severally, by each of Telemar, Oi Mobile, Oi Coop and PTIF.

Telemar 6th Issuance of Debentures

Telemar has issued its 6th issuance, simple, unsecured, non-convertible debentures. These debentures are denominated in reais. The principal amount of these debentures will be paid in 24 semi-annual installments beginning in August 2023, in the amount of 2.0% of the outstanding principal for the first 10 semi-annual installments, 5.7% of the outstanding principal for the next 13 semi-annual installments and the remainder at maturity in February 2035. The principal amount of these debentures will accrue interest at the rate of 80% of the CDI rate. Interest will be capitalized to increase the principal balance under these debentures on an annual basis until February 2023, and will be paid semi-annually in cash from August 2023 through the final maturity. Telemar’s obligations under these debentures are guaranteed, jointly and severally, by each of Oi, Telemar, Oi Mobile, Oi Coop and PTIF.

Restructured Export Credit Agreements

Oi has entered into one export credit agreement and Telemar has entered into three separate export credit agreements, which we refer to collectively as the Restructured Export Credit Agreements, documenting the recoveries due to the lenders under our novated export credit agreements. The obligations under the Restructured Export Credit Agreements are senior unsecured obligations of Oi and Telemar, respectively, denominated in U.S. dollars that mature in February 2035. Principal under each of the Restructured Export Credit Agreements is payable in 24 semi-annual installments beginning in the August 2023, in the amount of 2.0% of the principal amount for the first 10 semi-annual installments, 5.7% of the principal amount for the next 13 semi-annual installments and the remainder at maturity. Principal under each of the Restructured Export Credit Agreements accrues interest at the rate of 1.75% per annum. Interest will be capitalized on an annual basis until February 2023, and will be paid semi-annually in cash from August 2023 through the final maturity. Oi’s obligations under its Restructured Export Credit Agreement are guaranteed, jointly and severally, by each of Telemar and Oi Mobile, and Telemar’s obligations under its Restructured Export Credit Agreements are guaranteed, jointly and severally, by each of Oi and Oi Mobile.

Restructured BNDES Credit Agreements

By operation of the RJ Plan and the Brazilian Confirmation Order, the credit agreements between BNDES and each of Oi, Telemar and Oi Mobile were novated and BNDES is entitled to receive as recovery for its claims under these credit facilities payment of 100% of the principal amount of the recognized claims in reais, adjusted by the interest/inflation adjustment rate. The principal amount of these claims will be paid in 108 monthly installments beginning in March 2024, in the amount of 0.33% of the outstanding principal for the first 60 monthly installments, 1.67% of the outstanding principal for the next 47 monthly installments and the remainder at maturity in February 2033. The principal amount of these claims accrue interest at the TJLP rate plus 2.946372%per annum. Interest will be capitalized to increase the principal balance under these claims on an annual basis until February 2022, and will be paid monthly in cash thereafter through the final maturity.

Restructured Brazilian Credit Agreements and CRIs

By operation of the RJ Plan and the Brazilian Confirmation Order, provided that Telemar’s unsecured line of credit and our obligations under CRIs backed by receivables representing all payments under leases entered into by Oi and Telemar of real estate owned by Copart 4 and Copart 5 were novated and the creditors under this unsecured line of credit and the holders of the CRIs are entitled to receive as recovery for their claims under these instruments payment of 100% of the principal amount of the recognized claims in reais, payable in 24 semi-annual installments beginning in August 2023, in the amount of 2.0% of the recognized claims for the first 10 semi-annual installments, 5.7% of the recognized claims for the next 13 semi-annual installments and the remainder at maturity in February 2035. The recognized amount of these claims accrue interest at the rate of 80% of the CDI rate. Interest will be capitalized to increase the recognized amount of these claims on an annual basis until February 2023, and will be paid semi-annually in cash from August 2023 through the final maturity.

Non-Qualified Credit Agreement

The Non-Qualified Credit Agreement is a senior unsecured obligation of Oi. The obligations of Oi under the Non-Qualified Credit Agreement are guaranteed, jointly and severally, by each of Telemar, Oi Mobile, Oi Coop, and PTIF. Principal under the Non-Qualified Credit Agreement will be paid in 12 semiannual installments beginning in August 2024 in the amount of 4% of the outstanding principal for the first six semi-annual installments, 12.66% of the outstanding principal for the next five semi-annual installments and the remainder at maturity in February 2030. The Non-Qualified Credit Agreement accrues interest at the rate of 6% per annum. Interest will be capitalized to increase the principal balance under the Non-Qualified Credit Agreement on an annual basis until February 2023, and will be paid together with principal beginning in August 2024.

Default Recovery

Under the RJ Plan, certain of our creditors were entitled to elect forms of recovery other than the Default Recovery between February 5, 2018 and February 26, 2018. Creditors entitled to make these elections that elected the Default Recovery or failed to make the election are entitled to the Default Recovery with respect to their recognized claims. Holders of Defaulted Bonds that were not eligible to make an election with respect to the form of recovery on their claims are entitled to the Default Recovery with respect to their recognized claims.

Under the RJ Plan, the Default Recovery consists of an unsecured right to receive payment of 100% of the principal amount of the recognized claims represented by:

•	Defaulted Bonds issued by Oi or Oi Coop in five annual, equal installments, commencing on July 22, 2038;

•	Defaulted Bonds issued by PTIF in five annual, equal installments, commencing on June 19, 2038; and

•

Credits the holders of which were entitled to make recovery elections (other than the Defaulted Bonds), in five annual, equal installments, commencing on February 5, 2038, which, in each case, we refer to as the Default Recovery Entitlement.

A holder’s Default Recovery Entitlement is denominated in the currency of the recognized claim with respect to which the Default Recovery Entitlement relates. The Default Recovery Entitlement with respect to Defaulted Bonds denominated in U.S. dollars or euros, as well as the Default Recovery Entitlement for other credits denominated in U.S. dollars, will not bear any interest. The Default Recovery Entitlement with respect to Oi’s 9.75% senior notes due 2016 and other credits denominated in reais will bear interest at the Brazilian TR rate (payable together with the last installment of principal), which will accrue as additional principal amount of the Default Recovery Entitlement until July 22, 2038 (in the case of Oi’s 9.75% senior notes due 2016) or February 5, 2038 (with respect to other credits denominated in reais) and thereafter be payable together with payments of principal amount of the Default Recovery Entitlement. The principal and accrued interest with respect to the Default Recovery Entitlement may be redeemed at any time and from time to time, in whole or in part, by the RJ Debtors at a redemption price of 15% of the aggregate principal amount of the Default Recovery Entitlement.

Off-Balance Sheet Arrangements

We do not currently have any transactions involving off-balance sheet arrangements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Oi’s board of directors (conselho de administração) and Oi’s board of executive officers (diretoria) are responsible for operating our business.

Board of Directors

General

Oi’s board of directors is a decision-making body responsible for, among other things, determining policies and guidelines for our business and Oi’s wholly-owned subsidiaries and controlled companies. Oi’s board of directors also supervises Oi’s board of executive officers and monitors its implementation of the policies and guidelines that are established from time to time by the board of directors. Under the Brazilian Corporate Law, Oi’s board of directors is also responsible for hiring independent accountants.

Oi’s by-laws provide for a board of directors of up to 11 members with no alternate members. Members who are absent at meetings will be entitled to appoint a substitute among the present members to vote in their stead. Pursuant to Oi’s by-laws, at least 20% of the members of the Oi’s board of directors must be independent as defined in the listing regulations of the Novo Mercado segment of the B3 and must be expressly declared as independent in the shareholders’ meeting that elects them, being also considered as independent the members elected as per article 141, paragraphs 4 and 5 of the Brazilian Corporate Law. All of the members of Oi’s board of directors are independent.

Directors are elected at general meetings of shareholders for two-year terms and are eligible for reelection. Generally, members of Oi’s board of directors are subject to removal at any time with or without cause at a general meeting of shareholders. The RJ Plan, however, provides certain corporate governance rules that apply to Oi’s board of directors during the effectiveness of the RJ Plan, superseding the provisions of Oi’s by-laws. As provided in the RJ Plan, until the expiration of the term of Oi’s current board of directors, which will occur on September 17, 2020, the members of Oi’s board of directors may not be removed from office, except due to gross mistake, willful misconduct, gross negligence, abuse of term of office or violation of fiduciary duties in accordance with applicable law. Following the expiration of the term of Oi’s current board of directors, the election of subsequent boards of directors will follow the rules established by Oi’s by-laws and the Brazilian Corporate Law. Oi’s by-laws do not contain any citizenship or residency requirements for members of Oi’s board of directors. However, a member’s tenure is conditioned on the appointment of a representative who resides in Brazil, with powers to receive service of process in proceedings initiated against such member based on the corporate legislation, by means of a power-of-attorney with a term of at least three years after the end of such member’s term of office.

Oi’s board of directors is presided over by the chairman of the board of directors and, in his or her absence, on an interim basis, by the vice-chairman of the board of directors and, in his or her absence, on an interim basis, by another member appointed by the chairman or, if no such member has been appointed, by another member appointed by the other members in attendance. Pursuant to Oi’s by-laws, the chairman and vice-chairman of Oi’s board of directors are elected by the members of the Oi’s board of directors during their first meeting following their election. Oi’s by-laws provide that the positions of chairman of Oi’s board of directors and Oi’s chief executive officer or principal executive may not be held by the same person.

The following table sets forth certain information with respect to the current members of Oi’s board of directors.

Name	Position	Member Since	Age
Eleazar de Carvalho Filho	Chairman	January 2018	61
Marcos Grodetzky	Vice-Chairman	January 2018	62
Henrique José Fernandes Luz	Director	September 2018	63
José Mauro Mettrau Carneiro da Cunha	Director	February 2009	69
Marcos Bastos Rocha	Director	January 2018	54
Maria Helena dos Santos Fernandes de Santana	Director	September 2018	59
Paulino do Rego Barros Jr.	Director	September 2018	62
Ricardo Reisen de Pinho	Director	August 2016	58
Rodrigo Modesto de Abreu	Director	September 2018	49
Wallim Cruz de Vasconcellos Junior	Director	September 2018	61
Roger Solé Rafols	Director	December 2018 (1)	44

(1)

Mr. Roger Solé Rafols was nominated to serve on Oi’s board of directors at a meeting of Oi’s board of directors held on October 4, 2018, in accordance with Article 150 of the Brazilian Corporate Law and pursuant to Clauses 9.3 and 9.6 of the RJ Plan. Mr. Solé’s nominated became effective on December 5, 2019, upon ANATEL’s approval. Mr. Solé’s election was ratified by the extraordinary shareholders’ meeting held on March 19, 2019.

We summarize below the business experience, areas of expertise and principal outside business interests of Oi’s directors.

Directors

Eleazar de Carvalho Filho. Mr. Carvalho has served as the chairman of Oi’s board of directors since September 2018 and a member of Oi’s board of directors since January 2018. He currently works at Virtus BR Partners, where he is a founding partner. Mr. Carvalho also has served as a member of the board of directors at Brookfield Partners Renewables L.P., TechnipFMC and Companhia Brasileira de Distribuição (Grupo Pão de Açucar) / Cnova N.V.). He is also chairman of the board of trustees of the Brazilian Symphony Orchestra Foundation. Previously, Mr. Carvalho was CEO of Unibanco Banco de Investimento, BNDES and UBS Brasil. He was head of the corporate finance division of Banco Garantia in Rio de Janeiro, director and treasurer of Alcoa Alumínio and director of the international area of Crefisul (Citigroup). Mr. Carvalho has extensive experience as a director of large companies listed in Brazil and abroad. He was a member of the boards of directors of Tele Norte Leste Participações S.A, Petrobras, Companhia Vale do Rio Doce, Eletrobrás, Alpargatas, among others and also President of BHP Billiton Brasil. He holds a bachelor’s degree in economics from New York University and a master’s degree in international relations from Johns Hopkins University.

Marcos Grodetzky. Mr. Grodetzky has served as the vice-chairman of Oi’s board of directors since September 2018 and a member of Oi’s board of directors since January 2018. Previously, he served as an alternate member of Oi’s board of directors from September 2015 until July 2016 and as a member of Oi’s board of directors from July 2016 until September 2016. Currently, he is an independent member of the board of directors of Constellation Oil Services, Burger King Brasil, Vicunha Aços and Elizabeth S.A. Indústria Textil. He is the founding partner of Mediator Assessoria Empresarial, engaged in financial advisory and mediation. Until October 2013, Mr. Grodetzky served as CEO of DGB S.A., a logistics holding company of Grupo Abril S.A. and parent company of the following companies: Dinap – Dist. Nacional de Publicações, Magazine Express Comercial Imp e Exp de Revistas, Entrega Fácil Logística Integrada, FC Comercial e Distribuidora, Treelog S.A. – Logística e Distribuição, DGB Logística e Distribuição Geográfica, and TEX Courier (Total Express). In addition, he served as finance and investor relations vice-president of Telemar/Oi, Aracruz Celulose/Fibria, and Cielo S.A from 2002 until 2010. He holds a bachelor’s degree in economics from Universidade Federal do Rio de Janeiro and attended the Senior Management Program at INSEAD/FDC.

Henrique José Fernandes Luz. Mr. Fernandes Luz has served as a member of Oi’s board of directors since September 2018. He has been a member of the board of directors of the Maringá Group and the consulting board of Racional Engenharia since April 2018. He currently serves as chairman of the board of the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa – IBGC). He was a partner of PricewaterhouseCooper Auditores Independentes from 1988 to 2018, having previously worked various positions in that firm since 1975. He holds a degree in Accounting from Universidade Candido Mendes in Rio de Janeiro and attended various executive programs at Harvard, University of Virginia, London Business School, University of Buenos Aires and Singularity University. He also serves as a vice chairman of the board of IBEF – Instituto Brasileiro de Executivos de Finanças and of The Dorina Nowill Foundation for the Blind, and as board member of The National Children and Youth Book Foundation and of The São Paulo and Rio de Janeiro Museums of Modern Art.

José Mauro Mettrau Carneiro da Cunha. Mr. Cunha has served as a member of Oi’s board of directors since February 2009, having served as its chairman until September 2018. From January 2013 until June 2013, Mr. Cunha served as Oi’s interim chief executive officer, during which time he resigned as chairman and member of Oi’s board of directors. He resumed his position as Oi’s chairman and a member of Oi’s board of directors in June 2013. Mr. Cunha has also served as chairman of the board of directors of Dommo Empreendimentos Imobiliários S.A. from 2007 until December 2016. He previously served as chairman of the board of directors of (1) TNL from April 1999 until March 2003 and from April 2007 until February 2012, where he also served as an alternate director in 2006; (2) Telemar from April 2007 until April 2012, where he served as a member of the board of directors from April 1999 until May 2012; (3) TNL PCS from April 2007 until April 2012; (4) Tele Norte Celular Participações S.A. from April 2008 until February 2012; and (5) Coari Participações S.A. from May 2007 until February 2012. In addition, Mr. Cunha was a director of TmarPart from April 2008 until September 2015. He has also served on the board of directors of Santo Antonio Energia S.A. since April 2008 and Pharol since May 2015. He was a member of the board of directors of Vale S.A. from April 2010 until April 2015. Mr. Cunha was an executive officer of Lupatech S.A. from April 2006 to April 2012, where he served as a member of the board of directors from April 2006 to April 2012. He has also held several executive positions at the BNDES, and was a member of its board of executive officers from 1991 to 2002. He was the vice president of strategic planning of Braskem S.A. from February 2003 to October 2005, and business consultant from November 2005 to February 2007. Mr. Cunha was a member of the board of directors of Log-In Logistica Intermodal S.A. from April 2007 to March 2011, Braskem S.A. from July 2007 to April 2010, Banco do Estado do Espírito Santo S.A. from April 2008 to April 2009, Light Serviços de Eletricidade S.A. from December 1997 to July 2000, Aracruz Celulose S.A. from June 1997 to July 2002, FUNTTEL from December 2000 to January 2002, Fundação Centro de Estudos do Comércio Exterior from June 1997 to January 2002, and Politeno Indústria e Comércio S.A. from April 2003 to April 2004. Mr. Cunha holds a bachelor’s degree in mechanical engineering from Universidade Católica de Petrópolis in Rio de Janeiro and a master’s degree in industrial and transportation projects from Instituto Alberto Luiz Coimbra de Pós-Graduação (COPPE) at the Universidade Federal do Rio de Janeiro. He attended the Executive Program in Management at the Anderson School at the University of California in Los Angeles.

Marcos Bastos Rocha. Mr. Rocha has served as a member of Oi’s board of directors since January 2018. He has been a member of the board of directors of IRB Brasil RE since March 2019, a member of the board of directors of BC2 Construtora since April 2016, a member of the board of directors of Brazil Fast Food Corporation since 2009, a senior partner at DealMaker since July 2015 and a non-executive senior advisor at Roland Berger Strategy Consultants since September 2015. Between 2010 and 2015, Mr. Rocha was the vice president of finance and administration at Invepar – Investimentos e Participações em Infraestrutura and a member of the boards of directors of the companies in its portfolio. He was a member of the fiscal council of Abril Educação from 2012 to 2015. Between 2008 and 2009, Mr. Rocha was the CFO, investor relations officer, CIO, shared services officer and human resources officer at Globex Utilidades. Previously, he held the following positions: general executive officer at Banco Investcred Unibanco S.A. – Pontocred from 2005 until 2008; CFO and investor relations officer at Sendas S.A. from 2003 until 2005; CFO at the following companies: Horizon Telecom International from 2001 until 2002, GVT – Global Village Telecom in 2001, Global Telecom S.A. from 2000 until 2001 and Brazil Fast Food Corp (Bob’s) from 1996 until 1998; administrative officer at Sony Music Entertainment, from 1998 until 1999; and controller at Cyanamid Química do Brasil from 1991 until 1996. Mr. Rocha holds bachelor’s degree in electronic engineering from the Military Institute of Engineering (IME), an MBA in finance from PUC-RJ and an Executive MBA in management from PDG/EXEC – SDE/IBMEC.

Maria Helena dos Santos Fernandes de Santana. Ms. Fernandes de Santana has served as a member of Oi’s board of directors since September 2018. She has been a member of the board of directors of the Spanish Stock Exchange since April 2016; a member of the audit committee of Itaú Unibanco Holding S.A. since June 2014 and a trustee of the International Financial Reporting Standards Foundation since January 2014. She was a member of the board of directors of Companhia Brasileira de Distribuição, a retail company, between February 2013 and June 2017, Totvs S.A., an information technology company, between April 2013 and March 2017 and CPFL Energia S.A., an energy company, between April 2013 and April 2015. She previously worked at the CVM, where she served as president, between July 2007 and July 2012, and director, between July 2006 and July 2007. She was chairwoman of the executive committee of the IOSCO – International Organization of Securities Commission between 2011 and 2012. She worked at the São Paulo Stock Exchange – BOVESPA between July 1994 and May 2006, where she was responsible for listed company oversight, attracting new companies and implementing the Novo Mercado. She holds a degree in Economics from the University of São Paulo.

Paulino do Rego Barros Jr. Mr. Barros has served as a member of Oi’s board of directors since September 2018. He was the Interim CEO of Equifax, INC, from September 2017 to April 2018, having previously led the company’s business in the Asia-Pacific region from July to September 2017, the company’s US Information Solutions business from October 2015 to June 2017 and its international business unit, covering Latin America, Europe, Asia Pacific and Canada, from April 2010 to October 2015. Prior to joining Equifax, he founded PB&C – Global Investments (LLC), an international investment and consulting firm, and has been its President since November 2008. From January 2007 until November 2008, he was the President of AT&T Global Operations. He held various executive positions at BellSouth Corporation from December 2000 to January 2007 before BellSouth was acquired by AT&T, including Corporate Product Officer, President of BellSouth Latin America, Corporate Regional Vice-President of Latin America, and Chief Planning and Operations Officer for BellSouth International. From February 1996 to December 2000, he worked for Motorola, Inc., having served as Corporate Vice President and General Manager – Latin America Group and as Corporate Vice President and General Manager of Market Operations – Americas, for the Cellular Business Unit. He also held various positions at The NutraSweet Company, as well as at the US and Latin American divisions of Monsanto Company. He served on the advisory board of Cingular Wireless, Converged Services Group and on the board of Alianza – the BellSouth Corporation Latino Association. Between 2012 and 2015, Paulino served on the board of NII Holdings, and he is currently a member of the recently created McKinsey & Company, Inc. – Crisis Response Advisory Board. He holds a degree in mechanical and electrical engineering from the School of Industrial Engineering and the College of Engineering of São José dos Campos, in São Paulo, and holds a master’s degree in business administration from Washington University in St. Louis.

Ricardo Reisen de Pinho. Mr. Reisen has served as a member of Oi’s board of directors since August 2016 having served as its vice-chairman until September 2018. He is also an independent member of the board of directors of Light S.A. and Brado Logística S.A., a member of the advisory board of Editora do Brasil S.A. and a member of Bradespar’s fiscal council, all with terms ending in April 2019. Previously, Mr. Reisen served as an independent member of the board of directors of EMGEA from 2018 until 2019, BR Insurance S.A. from 2016 until 2018, Tupy S.A. and Itacaré Capital Investments Ltd. From 2009 until 2015, Saraiva S.A. Livreiros Editores from 2013 until 2015 and 2009 until 2012, Metalfrio Solutions S.A. from 2007 until 2011, and Banco Nossa Caixa S.A. from 2008 until 2009. He was also a member of the fiscal council of Embratel Participações S.A. from 2009 to 2010), chairman of the advisory board of LAB SSJ S.A. from 2009 until 2013, and a voluntary board member of AACD from 2006 until 2014. As a board member, he has participated in advisory committees in the areas of finance, audit, risk and compliance, people and strategy in the above-mentioned companies. He served as an executive in areas of corporate finance, corporate and investment banking and strategic planning in ABNAmro Bank Brasil, Banco Garantia and Banco Itaú between 1989 and 2001. From 2002 until 2014, Mr. Reisen was a senior researcher at Harvard Business School. He holds a bachelor’s degree in mechanical engineering and a master’s degree in production engineering/finance from Pontifícia Universidade Católica do Rio de Janeiro and a doctorate in business administration/strategy from Fundação Getúlio Vargas – EAESP. Mr. Reisen also holds a degree in business administration through the Advanced Management Program of the Wharton School of the University of Pennsylvania and the Program for Management Development of Harvard Business School. He has been a Certified Accredited Board Member by the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa – IBGC) since 2010 and earned a specialization in corporate governance from Harvard Business School.

Rodrigo Modesto de Abreu. Mr. Abreu has served as a member of Oi’s board of directors since September 2018. He has been the Chief Executive Officer of Quod, a big data company focused on credit risk analysis, since June 2017. He was Managing Partner of Giau Consultoria Empresarial Ltda, a boutique management consulting firm, from November 2016 to November 2017, and was at the same time member of the board of directors of Vogel Soluções em Telecomunicações e Informática S.A., which operates fiber optic telecommunication services. From March 2013 to May 2016, he was the Chief Executive Officer and Board Member of TIM Participações S.A. and Chief Executive Officer of TIM Celular S.A. From December 2008 to March 2013 he served as President of the Brazilian operations of Cisco Systems, one of the largest information technology companies globally. Prior to that, Mr. Abreu was also Managing Director of Cisco Systems for the North of Latin America and the Caribbean from May 2006 to December 2008, President of Nortel Networks Brazil, a telecommunications equipment company, from June 2004 to April 2006, and Chief Executive Officer of Promon Tecnologia Ltda., a technology services company, from July 2000 to June 2004. Mr. Abreu holds a degree in Electrical Engineering from the State University of Campinas and an MBA from the Stanford Graduate School of Business.

Wallim Cruz de Vasconcellos Junior. Mr. Vasconcellos has served as a member of Oi’s board of directors since September 2018. He has approximately 30 years of experience in the financial sector, specifically in mergers and acquisitions, debt restructuring, private equity investments and public share issuances and has participated in various boards of directors in both Brazil and abroad. In 2004, he founded Iposeira Capital Ltda., an independent company specializing in corporate advisory in Brazil. He was a partner at Lakeshore Partners from March 2013 to December 2014 and a founding partner of the STK Capital from 2010 to 2013. From June 2003 to June 2008, he served as Senior Representative in Brazil of the Special Operations Area of the International Finance Corporation – IFC, where he worked on credit recovery and equity investments in Brazil and managed a portfolio of approximately US$300 million. From September 2002 to January 2003, he was Director of the BNDES Industry Segment, responsible for the bank’s projects with companies in the industry, commerce and services sectors, and from October 2001 to August 2002 he served as Superintendent of the BNDES Fixed Income Segment, where he oversaw the department’s restructuring. He served as director of BNDESPAR, a subsidiary of BNDES, from April 1998 to September 2001, where he was responsible for the areas of investments and divestitures, including corporate restructuring, asset portfolio management, development of structured operations in the domestic and international markets, structuring of private equity funds and governance. He is currently an independent member of the board of directors, audit committee, and nominating committee of Pilgrim’s Pride Corporation and has served as a member of the boards of directors of Cremer, Sendas, Aracruz Celulose (currently Fibria), Vale, Marlim Participações, Companhia Distribuidora de Gas do Rio de Janeiro – CEG and Santos Brasil Participações. He holds a degree in Economics and a post-graduate degree in Finance from the Pontifical Catholic University of Rio de Janeiro. He also holds a masters in Sports Management from the Cruyff Institute.

Roger Solé Rafols. Mr. Solé has more than 20 years of experience in telecommunications, in the areas of marketing, product development, innovation, strategy and P&L management. He has been Vice-President of Marketing at Sprint Corporation since 2015. Prior to that time, he held the following positions: Vice-President of Marketing from 2009 to 2015, and Manager of Consumer Marketing from 2009 to 2011 at TIM Brasil; and Marketing Manager – Residential Segment from 2006 to 2008, and Manager of Value Adding Products and Services from 2001 to 2006 at Vivo. He also worked at DiamondCluster, known today as Oliver Wyman, from 1996 to 2001. Mr. Solé holds a bachelor’s degree in Business and a Masters in Business Administration from ESADE – Escuela Superior de Administración y Dirección de Empresas, Barcelona, and a Masters in Management of Audiovisual Companies from UPF – Universitat Pompeu Fabra, Instituto Desarrollo Continuo (IDEC), Barcelona. He also completed an exchange MBA program at UCLA – University of California, Los Angeles; an Advanced Management Program at IESE Business School, Universidad de Navarra, São Paulo – Barcelona; and a short executive education program in Finance and Strategy for Value Creation at The Wharton School at the University of Pennsylvania, Philadelphia.

Executive Officers

The board of executive officers is Oi’s executive management body. Oi’s executive officers are Oi’s legal representatives and are responsible for Oi’s internal organization and day-to-day operations and the implementation of the general policies and guidelines established from time to time by Oi’s board of directors.

Oi’s by-laws require that the board of executive officers consist of between three and six members, including a chief executive officer, a chief financial officer, investor relations officer and chief legal officer. Oi’s by-laws provide that Oi’s chief executive officer may not serve as chairman of Oi’s board of directors. Each officer is responsible for business areas that Oi’s board of directors assigns to them and, other than Oi’s chief executive officer and Oi’s chief financial officer, need not have formal titles (other than the title of executive officer or “Diretor”).

Generally, the members of Oi’s board of executive officers are elected by Oi’s board of directors for two-year terms and are eligible for reelection. Oi’s board of directors may remove any executive officer from office at any time with or without cause. According to the Brazilian Corporate Law, executive officers must be residents of Brazil but need not be shareholders of Oi. Oi’s board of executive officers holds meetings when called by Oi’s chief executive officer or any two other members of Oi’s board of executive officers.

The RJ Plan, however, provides certain corporate governance rules that apply to Oi’s board of executive officers during the effectiveness of the RJ Plan, superseding the provisions of Oi’s by-laws. For example, Oi’s board of directors may appoint a new board of executive officers, provided that Eurico de Jesus Teles Neto and Carlos Augusto Machado Pereira de Almeida Brandão must remain on the board of executive officers as chief executive officer and chief financial officer/investor relations officer, respectively, until Oi ceases to be supervised by the RJ Court, which will occur on the second anniversary of the Judicial Ratification of the RJ Plan; provided that, if Mr. Teles and Mr. Brandão are removed from their positions as chief executive officer and chief financial officer/investor relations officer, respectively, prior to the closing of the RJ Plan, then they receive the compensation packages to which they are currently entitled.

The following table sets forth certain information with respect to the current members of Oi’s board of executive officers.

Name	Position	Date Elected/ Appointed	Age
Eurico de Jesus Teles Neto	Chief Executive Officer and Chief Legal Officer	November 2017	62
Carlos Augusto Machado Pereira de Almeida Brandão	Chief Financial Officer and Investor Relations Officer	March 2018	44
José Claudio Moreira Gonçalves	Executive Officer without specific designation	March 2018	52
Bernardo Kos Winik	Executive Officer without specific designation	March 2018	51

Summarized below is information regarding the business experience, areas of expertise and principal outside business interests of Oi’s current executive officers.

Eurico de Jesus Teles Neto. Mr. Teles has served as Oi’s chief executive officer since November 2017 and as Oi’s chief legal officer since May 2016, having previously served as one of Oi’s executive officers from April 2012 until May 2016. He was a member of Oi’s board of directors from 2009 to 2011 and an alternate member of Oi’s board of directors until April 2012. He previously served as a member of the board of directors of Coari Participações S.A. from 2009 until February 2012 and has been a member of the board of directors of Telemar from 2009 until its termination in 2012. He was the legal officer of TNL from April 2007 through February 2012 and the legal manager of Telemar from April 2005 until April 2007. He previously served as manager of the securities division at Telecomunicações de Bahia S.A., where he went on to hold the position of legal consultant in 1990. Mr. Teles holds a bachelor’s degree in economic sciences and law from Universidade Católica de Salvador and holds a master’s degree in employment law from Universidade Estácio de Sá.

Carlos Augusto Machado Pereira de Almeida Brandão. Mr. Brandão has served as Oi’s chief financial officer and investor relations officer since March 2018. He served as Oi’s interim chief financial officer and interim investor relations officer since October 2017. Previously, he was an analyst at Energisa S.A., from 2000 to 2001, an analyst at Furnas S.A. from 2002 to 2003 and specialist in planning and control at Sendas S.A. from 2003 to 2004. He has held various positions within Oi and Telemar Norte Leste S.A. since 2004, including Market Specialist, Revenue Planning Coordinator, Business Valuation Manager, Senior Manager of New Business and M&A, Senior Manager of Planning and Budget, Director of Strategy and Fronts of Transformation and Director of International Operations. He holds a degree in management from UFJF (Federal University of Juiz de Fora) and a degree in statistics from UFJF as well as a master’s degree in finance from IBMEC.

José Claudio Moreira Gonçalves. Mr. Gonçalves has served as Oi’s chief operating officer since March 2018. He built his career in the telecommunications industry and has expertise in the operation, maintenance and technological development of Oi’s networks. Mr. Gonçalves previously served as Oi’s executive director of operations since June 2011. He joined Oi in March 2000, having served as operations manager, director of network deployment and director of engineering. Mr. Gonçalves holds a bachelor’s degree in mechanical production engineering from Pontifícia Universidade Católica (PUC-Rio), a master’s degree in business administration from Fundação Getúlio Vargas (FGV-RJ), an executive MBA from Fundação Dom Cabral (FDC) and a post-executive MBA from Kellogg School of Management.

Bernardo Kos Winik. Mr. Winik has served as Oi’s chief commercial officer since March 2018. He previously served as Oi’s director of retail since December 2014 and director of retail sales from September 2011 to December 2014. He has experience in the technology, consulting and telecommunications markets, having worked in companies such as Claro, BS Consulting, NCR and EDS do Brasil. Mr. Winik holds a bachelor’s degree in information technology form Universidade Mackenzie and a post-graduate degree in business from Escola de Administração de Empresas de São Paulo (EAESP/FGV).

Fiscal Council

The Brazilian Corporate Law requires Oi to establish a permanent or non-permanent fiscal council (conselho fiscal). Oi’s by-laws provide for a permanent fiscal council composed of between three and five members and their respective alternate members. The fiscal council is a separate corporate body independent of Oi’s board of directors, Oi’s board of executive officers and Oi’s independent accountants. The primary responsibility of the fiscal council is to review Oi’s management’s activities and Oi’s financial statements and to report their findings to Oi’s shareholders.

The members of Oi’s fiscal council are elected by Oi’s shareholders at the annual shareholders’ meeting for one-year terms and are eligible for reelection. The terms of the members of Oi’s fiscal council expire at the annual shareholders’ meeting in 2020. Under the Brazilian Corporate Law, the fiscal council may not contain members who are members of Oi’s board of directors or Oi’s board of executive officers, spouses or relatives of any member of Oi’s board of directors or Oi’s board of executive officers, or our employees. To be eligible to serve on Oi’s fiscal council, a person must be a resident of Brazil and either be a university graduate or have been a company officer or fiscal council member of another Brazilian company for at least three years prior to election to Oi’s fiscal council. Holders of Preferred Shares without voting rights and non-controlling common shareholders that together hold at least 10.0% of Oi’s voting share capital are each entitled to elect one member and his or her respective alternate to the fiscal council.

The following table sets forth certain information with respect to the current members of Oi’s fiscal council and their alternates.

Name	Position	Member Since	Age
Pedro Wagner Pereira Coelho	Chairman	April 2016	70
Patricia Valente Stierli	Alternate	April 2019	62
Álvaro Bandeira	Member	April 2016	68
Wiliam da Cruz Leal	Alternate	April 2018	62
Daniela Maluf Pfeiffer	Member	April 2018	48
Luiz Fernando Nogueira	Alternate	April 2019	52
Raphael Manhães Martins(1)	Member	April 2019	36
Domenica Eisenstein Noronha(1)	Alternate	April 2018	41

(1)	Elected by Oi’s preferred shareholders.

We summarize below the business experience, areas of expertise and principal outside business interests of the current members of Oi’s fiscal council and their alternates.

Fiscal Council Members

Pedro Wagner Pereira Coelho. Mr. Coelho has served as chairman of Oi’s fiscal council since April 2017 and member since April 2016. He has also served as chairman of the fiscal council of Magnesita Refratários S.A. since April 2008, as member of the fiscal council of Parnaiba Gas Natural S.A. since October 2015 and as member of the supervisory board of Estácio Participações S.A. since April 2012. Mr. Coelho was also a partner of Carpe Diem – Consultoria, Planejamento e Assessoria Empresarial Ltda. From 2011 until 2016. He worked as controller at Banco de Investimentos Garantia S/A., investment bank, from May 1982 until July 1997 and as an auditor at Pricewaterhouse Coopers Auditores Independentes from October 1978 to April 1981. Previously, he was chairman of the fiscal council of Lojas Americanas S.A., Tele Norte Leste Participações S.A., Telemar Participações S.A., TAM S.A. and Empresa Energética de Mato Grosso do Sul S.A. (Enersul). Mr. Coelho holds a bachelor’s degree in business administration from the Sociedade Universitária Augusto Motta – SUAM and in accounting from Sociedade Madeira de Ley – SOMLEY.

Álvaro Bandeira. Mr. Bandeira has served as a member of Oi’s fiscal council since April 2017 and as an alternate member of Oi’s fiscal council since April 2016. He has also served as chief economist of Brokerage Modalmais since 2015, the year he joined the institution. Mr. Bandeira also served as chief economist of Orama from 2011 to 2015 and held various positions at Ágora Corretora from April 2001 until December 2010. He was president of the Brazilian Futures Exchange, president of regional chapters of APIMEC for five administrations, Director of BVRJ and BM&F, as well as former full member of the Supervisory Board of Souza Cruz. Mr. Bandeira has spoken in several conferences related to the capital markets and personal finance and has developed lectures at universities and companies on related issues. He regularly contributes to publications regarding economics, and on financial education websites including Dinheirama and Infomoney. Mr. Bandeira holds a bachelor’s degree in economics from UFRJ and a graduate degree in administration from Coppe – RUFRJ.

Daniela Maluf Pfeiffer. Mrs. Pfeiffer has served as a member of Oi’s fiscal council since April 2018. She has worked as a senior analyst at DXA Investments, an investment firm, since January 2018. She was a partner at Canepa Asset Brasil, a funds management company, and was responsible for investors’ relations from January 2014 to October 2017. She previously worked as a partner at Nova Gestão de Recursos, an investment firm, from October 2011 to June 2013. Currently, Mrs. Pfeiffer is not a member of any management body of a publicly-held company. She was previously a member of the fiscal council of Banco Sofisa S.A. from April 2014 to April 2017; a member of the fiscal council of Viver Incorporadora e Construtora S.A. from April 2011 to April 2017; a member of the fiscal council of Banco Panamericano S.A. from September 2010 to April 2014; a member of the fiscal council of Santos Brasil S.A. from 2003 to 2005; a member of the Board of Directors of Brasil Telecom S.A. from 2003 to 2005; a member of the Board of Directors of Telemig Celular S.A. from 2003 to 2005; a member of the Board of Directors of Amazônia Celular S.A. from 2003 to 2005; a member of the Fiscal Council of Amazônia Celular S.A. from 1998 to 2002 and a member of the fiscal council of Telemig Celular S.A. from 1998 to 200. She is an IBGC-certified fiscal council member. Mrs. Pfeiffer holds a degree in administration by UFRJ from 1992 and is currently enrolled in an MBA program in corporate management at FGV, which she is expected to complete in March 2019.

Raphael Manhães Martins. Mr. Martins has served as a member of Oi’s fiscal council since April 2019. He has been a partner at the law firm Faoro & Fucci since 2010. In 2010, he was a professor at Universidade Federal do Rio de Janeiro (UFRJ). From 2007 to 2009, he was a professor at Universidade do Estado do Rio de Janeiro (UERJ). Mr. Martins has served as a member of the board of directors of Eternit S.A. since 2015, Light S.A. since 2018 and Condor S.A. – Indústria Quĺmica since 2017. He has also served as a member of the fiscal council of Vale S.A. since 2015. Previously, Mr. Martins served as a member of the fiscal council of Light S.A. from 2014 to 2018 and Embratel Participações S.A. in 2014. Mr. Martins is a member of the Brazilian Bar Association, Rio de Janeiro Section (OAB-RJ).

Alternate Fiscal Council Members

Patricia Valente Stierli. Mrs. Valente has served as an alternate member of Oi’s fiscal council since April 2019. She is currently a member of the fiscal council of Eletrobras – Centrais Elétricas S.A., as a financial specialist (since 2017), a member of the board of directors of PPE Fios Esmaltados S.A. (since 2018), a member of the fiscal council of Sociedade Beneficiente de Senhoras – Hospital Sírio Libanês (tenured from 2018 to 2021) and an alternate member of the fiscal council of Centro de Integração Empresa Escola CIEE (since 2018). Mrs. Valente previously served as a member of the fiscal council of Bardella S.A. Indústrias Mecânicas, (from 2015 to October 2018, a member of the board of directors of Pettenati S.A. Indústria Têxtil (during 2015), an alternate member of the fiscal council of Dohler S.A. (from 2017 to 2018) and a member of the board of directors and fiscal council of publicly-held companies, as a minority shareholders’ representative. In addition, Mrs. Valente has experience managing third-party resources, after having been a statutory officer at Banco Fator S.A and Sadefem Equipamentos for six years, working in management and being in charge of institutional and retail clients. She also worked as a financial officer at Montagens S.A., where she was in charge of accounting, fiscal, budget, treasury and human resources. Mrs. Valente holds a bachelor degree in business administration from the Fundação Getúlio Vargas Foundation (FGV) and completed a Management for Graduates specialization course at CEAG (MBA) –EAESP / FGV and her specialization in controllership course at GVPEC.

Wiliam da Cruz Leal. Mr. Leal has served as an alternate member of Oi’s fiscal council since April 2018. He has extensive experience in corporate governance, corporate sustainability, enterprise risk management, internal controls, technology and information security. Since 2011 he has been a managing partner at Cruz Leal Gestão Empresarial Ltda., a consulting firm specialized in motivation, leadership, technology, corporate governance and sustainability. He has been certified by the Brazilian Institute of Corporate Governance (Instituto Brasileiro de Governança Corporativa – IBGC) since 2009. Previously, Mr. Leal worked at Tele Norte Leste Participações S.A., from 2000 to 2009, having served as executive manager of corporate governance, internal controls manager, budget and special projects manager and systems audit manager. He also worked at Banco do Brasil S.A., from 1975 to 2000, having served as executive manager of changes and analyst information technology consultant. Mr. Leal holds a bachelor’s degree in mechanical engineering from Fundação de Ensino Superior de Itaúna, Minas Gerais.

Luiz Fernando Nogueira. Mr. Nogueira has served as an alternate member of Oi’s fiscal council since April 2019. Since May 2016, Mr. Nogueira has served as chief financial officer of Neogas, having previously served as chief financial officer of Brookfield Renewable Energy, Ferroport, Concremat, Bematech and Timnet (a TIM group company). In addition, he also served as executive manager investor relations at Petrobras and planning and control manager for Latin America at IBM. Mr. Nogueira holds a bachelor’s degree in economics from Pontifícia Universidade Católica, a post-graduate degree in financial management from Fundação Getúlio Vargas and an MBA in finance from IBMEC, and he completed a training course in conflict mediation at Mediare.

Domenica Eisenstein Noronha. Ms. Noronha has served on Oi’s fiscal council since April 2018 (as a member since April 2018 and as an alternate member since April 2019). Mrs. Noronha has more than 19 years of experience in the financial industry. Since 2010, she has been a member of Tempo Capital Gestão de Recursos Ltda., an independent fund manager focused on the Brazilian equity market. Her responsibilities include economic and financial analysis of investments, investor relations, supervision of compliance and regulatory review. Previously, Mrs. Noronha worked for 11 years at Morgan Stanley in New York, where she was involved in M&A for Latin American companies, and São Paulo, where she was executive director responsible for equity and debt capital markets transactions. She served as a member of the fiscal council of the following publicly-held companies in Brazil: Fibria Celulose S.A., from February 2017 to April 2018; Usinas Siderúrgica de Minas Gerais S.A. – Usiminas, from April 2015 to April 2016 and from April 2017 to April 2018; and Embratel Participações S.A., from April 2012 to August 2014). Mr. Noronha holds a bachelor’s degree in business administration from Georgetown University, majoring in finance, international business and economics.

Compensation

According to Oi’s by-laws, Oi’s shareholders are responsible for establishing the aggregate compensation we pay to the members of Oi’s board of directors, board of executive officers and fiscal council. Oi’s shareholders determine this compensation at Oi’s annual shareholders’ meeting. Once aggregate compensation is established, Oi’s board of directors is responsible for distributing such aggregate compensation individually to the members of Oi’s board of directors and Oi’s board of executive officers in compliance with Oi’s by-laws.

The aggregate compensation paid by us to all members of Oi’s board of directors, board of executive officers and fiscal council for services in all capacities in 2018 was R$81.9 million. This amount includes pension, retirement or similar benefits for Oi’s officers and directors. At Oi’s 2019 annual shareholders’ meeting, Oi’s shareholders established the following compensation for the year 2019:

•	board of directors: an aggregate limit of approximately R$14.7 million;

•	board of executive officers: an aggregate limit of approximately R$44.0 million; and

•	fiscal council: the minimum amount established under Paragraph 3 of Article 162 of the Brazilian Corporate Law.

Oi compensates alternate members of its fiscal council for each meeting of the fiscal council that they attend.

Oi’s executive officers receive the same benefits generally provided to our employees, such as medical (including dental) assistance, private pension plan and meal vouchers. Like our employees, Oi’s executive officers also receive an annual bonus equal to one-month’s salary (known as the “thirteenth” (monthly) salary in Brazil), an additional one-third of one-month’s salary for vacation, and contributions of 8.0% of their salary into a defined contribution pension fund known as the Guarantee Fund for Time of Service (Fundo de Garantia por Tempo de Serviço). Members of Oi’s board of directors and fiscal council are not entitled to these benefits.

Members of Oi’s board of directors, board of executive officers and fiscal council are not parties to contracts providing for benefits upon the termination of employment other than, in the case of executive officers, the benefits described above.

Long-Term Incentive Program

On March 13, 2015, Oi’s board of directors approved a long-term incentive plan for certain of Oi’s executives. The purpose of the long-term incentive plan is to encourage integration, align the interests of management with that of shareholders and retain our strategic executives in the medium- and long-term. The long-term incentive plan program ran from 2015 until 2017. Compensation under the long-term incentive plan, calculated based on Oi’s share price, and was paid in three annual installments in 2016, 2017 and 2018. In 2016, 2017 and 2018, we paid aggregate amounts of R$15.7 million, R$13.6 million and R$21.8 million respectively, pursuant to the long-term incentive plan.

On April 26, 2019, Oi’s shareholders approved share-based long-term incentive plans for the members of Oi’s board of directors and certain executives for the period from 2019 to 2021. The purpose of these long-term incentive plans is to encourage integration, align the interests of management with that of shareholders and retain our strategic executives in the medium- and long-term. The maximum number of shares to be granted to beneficiaries of these long-term incentive plans cannot exceed 1.5% of the total capital stock of Oi as of April 26, 2019.

Committees

Audit, Risks and Controls Committee

The Audit, Risks and Controls Committee (Comitê de Auditoria, Riscos e Controle), or the CARC, is a non-statutory advisory committee to Oi’s board of directors. According to its internal regulations, the CARC is responsible for:

•	advising Oi’s board of directors in connection with business risk assessment, internal control mechanisms and supervising internal audits;

•	promoting communications between the company’s administrative and supervisory bodies, independent auditors and the internal audit bodies; and

•	supervising the management and control of contingencies.

The CARC must be composed of three to five members, the majority of whom must be members of Oi’s board of directors. Executive officers and other employees of Oi cannot serve on the CARC. According to article 32 of Oi’s by-laws, the members of the CARC are appointed by Oi’s board of directors. The current members of the CARC are: Henrique José Fernandes Luz (chairman of the committee and member of Oi’s board of directors); Marcos Bastos Rocha (member of Oi’s board of directors); Marcos Grodetzky (member of Oi’s board of directors); Wallim Cruz de Vasconcelos Junior (member of Oi’s board of directors); and Maria Helena dos Santos Fernandes de Santana (member of Oi’s board of directors).

On April 26, 2019, Oi’s shareholders approved management’s proposal to transform the CARC into a statutory audit committee. As a statutory audit committee the CARC will satisfy the audit committee requirements of Rule 10A-3 under the Exchange Act, including its independence requirements.

The CARC is expected to begin to function as a statutory audit committee on May 26, 2019.

People, Nomination and Corporate Governance Committee

The People, Nomination and Corporate Governance Committee (Comitê de Gente, Nomeações e Governança Corporativa) is an advisory committee to Oi’s board of directors. According to its internal regulations, the People, Nomination and Corporate Governance Committee is responsible for:

•	reviewing, recommending and monitoring strategies for developing and managing the talents and human capital of Oi and its subsidiaries;

•

preparing and periodically reviewing, in merely indicative terms, the selection criteria and summary of qualifications, knowledge and professional experience as a proper profile for performing functions as a member of an administrative body of Oi and its subsidiaries;

•

giving opinions on the profiles of candidates for members of Oi’s board of directors, Oi’s board of executive officers and members of Oi’s advisory committees, in the processes of presenting candidates by Oi’s board of directors and designation or substitution by the board of directors, considering that the hiring of officers that report to the chief executive officer must be informed in advance to this committee;

•	coordinating the process of selection and appointment of Oi’s chief executive officer and giving opinions on the selection process of Oi’s statutory executive officers;

•	taking part in discussions regarding major changes to the organizational structure of Oi and its subsidiaries (first and second levels below the chief executive officer);

•

monitoring the succession program for the principal executives of Oi and its subsidiaries, recommending actions at the first management level and establishing directives for the succession program for other levels of Oi and its subsidiaries;

•	analyzing, recommending and monitoring special programs, such as voluntary termination and early retirement, among others;

•	evaluating the strategy for developing and training third parties;

•

analyzing and recommending to Oi’s board of directors the policy for compensating members of bodies and employees of Oi and its subsidiaries, including fixed and variable remuneration, any type of incentive, benefits programs and stock options;

•	analyzing and recommending to Oi’s board of directors parameters for the bonus program for Oi and its subsidiaries;

•

analyzing and recommending to Oi’s board of directors compensation policies and practices for members of the board of directors itself, the advisory committees and the audit board, subject to the provisions of Art. 162, §3, of the Brazilian Corporate Law and subsequent changes;

•

analyzing and recommending defining goals for Oi and its subsidiaries and metrics and scale of variable annual compensation and for each term, especially, as a function of compliance with strategy, risk profile, plans and budget;

•	analyzing and recommending compliance of annual performance based on the defined goals;

•	analyzing and recommending a system of evaluation of performance, including its timing and methods;

•

preparing the annual evaluation of performance of the members of Oi’s board of directors and Oi’s executive officers in relation to the goals approved by the board of directors, reviewing the evaluations of the high executives of Oi and its subsidiaries and submitting the evaluation to Oi’s board of directors;

•	analyzing and recommending to Oi’s board of directors distribution of individual compensation by the members of Oi’s board of directors and officers;

•	analyzing and recommending strategy to Oi’s board of directors regarding pension plans of Oi and its subsidiaries, particularly regarding extraordinary contributions to complementary retirement funds;

•

analyzing and recommending to Oi’s board of directors the corporate governance policies to be adopted by Oi, always observing the provisions of the standards applicable to Oi, in particular with regard to the corporate governance model, principles and practices to be adopted; and

•

analyzing and recommending to Oi’s board of directors, in accordance with applicable rules, adjustments and improvements to Oi’s corporate governance policies whenever deemed necessary and ensure compliance with applicable standards, in particular Oi’s listings on Level 1 of the B3 and the NYSE.

The People, Nomination and Corporate Governance Committee must be composed of three to five members, the majority of whom must be members of Oi’s board of directors. Executive officers and other employees of Oi cannot serve on the People, Nomination and Corporate Governance Committee. According to article 32 of Oi’s by-laws, the members of the People, Nomination and Corporate Governance Committee are appointed by Oi’s board of directors. The current members of the People, Nomination and Corporate Governance Committee are: Maria Helena dos Santos F. Santana (chairman of the committee and member of Oi’s board of directors); Marcos Grodetzky (member of Oi’s board of directors); Henrique Jose Fernandes Luz (member of Oi’s board of directors); and Sergio Luiz de Toledo Piza (external expert).

Share Ownership

As of April 23, 2019, the number of Common Shares and Preferred Shares held by the members of Oi’s board of directors and board of executive officers, supervisory or management bodies, including outstanding stock options, do not exceed 1% of either class of Oi’s outstanding shares.

Employees

As of December 31, 2018, we had a total of 56,875 employees. All of our employees are employed on a full-time basis, divided into the following functions: network operations, sales and marketing, information technology, call center operations, support areas and authorized agents.

The table below sets forth a breakdown of our employees by main category of activity and geographic location as of the dates indicated:

	December 31,
	2018	2017	2016
Number of employees by category of activity:
Plant operation, maintenance, expansion and modernization	34,620	33,019	32,066
Sales and marketing	5,131	5,069	4,945
Call center operations	14,993	13,202	12,700
Support areas	2,131	4,002	3,912
Authorized agents	—	154	143

Total	56,875	55,446	53,766

Number of employees by geographic location:
Rio de Janeiro	15,406	16,657	16,235
Goiás	7,666	6,795	7,036
Paraná	6,996	6,040	5,654
Mato Gross do Sul	3,818	3,077	2,383
São Paulo	1,630	1,612	1,626
Minas Gerais	1,544	1,506	1,475
Rio Grande do Sul	3,730	3,555	3,318
Bahia	3,345	3,439	3,658
Federal District	715	588	541
Santa Catarina	2,195	2,503	2,337
Pernambuco	2,108	1,756	1,763
Ceará	1,941	1,746	1,810
Pará	1,367	1,536	1,465
Mato Grosso	192	195	191
Maranhão	806	963	960
Amazonas	730	624	613
Espírito Santo	148	143	147
Paraiba	462	503	485
Piauí	522	572	447
Rondônia	89	86	87
Rio Grande do Norte	458	495	452
Sergipe	328	345	362
Alagoas	290	326	341
Tocantins	61	55	59
Amapá	154	153	142
Acre	40	40	41
Roraima	134	136	138

Total	56,875	55,446	53,766

We negotiate separate collective bargaining agreements with three union committees each representing the local unions in several Brazilian states. New collective bargaining agreements are negotiated every year. We maintain good relations with each of the unions representing our employees. As of December 31, 2018, approximately 41.0%, respectively, of the employees of our company were members of state labor unions associated either with the National Federation of Telecommunications Workers (Federação Nacional dos Trabalhadores em Telecomunicações) or with the Interstate Federation of Telecommunications Workers (Federação Interestadual dos Trabalhadores em Telecomunicações). We have never experienced a strike that had a material effect on our operations.

Employee Benefits

Pension Benefit Plans

Sistel

Sistel is a not-for-profit private pension fund created by Telebrás in November 1977 to supplement the benefits provided by the federal government to employees of the former Telebrás System. The following are pension plans managed by Sistel.

PBS-A Plan

Since the privatization of Telebrás, the Sistel Benefits Plan (Plano de Benefícios da Sistel – Assistidos), or PBS-A plan, a defined benefit plan, has been sponsored by the fixed-line telecommunications companies that resulted from the privatization of Telebrás, including our company and TNL. The PBS-A plan is self-funded and has been closed to new members since January 2000. Contributions to the PBS-A plan are contingent on the determination of an accumulated deficit and we are jointly and severally liable, along with other fixed-line telecommunications companies, for 100% of any insufficiency in payments owed to members of the PBS-A plan. As of December 31, 2018, the PBS-A plan had a surplus of R$1,683 million. We were not required to make contributions to the PBS-A plan in 2018.

PAMA Plan and PCE Plan

Since the privatization of Telebrás, the Medical Assistance Plan to the Retired (Plano de Assistência Médica ao Aposentado), or PAMA, a health-care plan managed by Sistel, has been sponsored by the fixed-line telecommunications companies that resulted from the privatization of Telebrás, including our company. The PAMA plan has been closed to new members since February 2000, other than new beneficiaries of current members and employees that are covered by the PBS-A plan who have not yet elected to join the PAMA plan. In December 2003, we and the other telecommunications companies that resulted from the privatization of Telebrás began sponsoring the PCE – Special Coverage Plan, or the PCE plan, a health-care plan managed by Sistel. The PCE plan is open to employees that are covered by the PAMA plan. From February to July 2004, December 2005 to April 2006, June to September 2008, July 2009 to February 2010, March to November 2010, February 2011 to March 2012 and March 2012 until today, we offered incentives to our employees to migrate from the PAMA plan to the PCE plan.

In October 2015, in compliance with a court order, Sistel transferred the R$3,042 million surplus in the PBS-A plan to the PAMA plan to ensure the solvency of the PAMA plan. Of the total amount transferred, R$2,127 million is related to the plans sponsored by the company, apportioned proportionally to the obligations of the defined benefit plan.

As of December 31, 2018, the PAMA plan had a surplus of R$36 million. We were not required to make contributions to the PAMA plan in 2018.

Fundação Atlântico de Seguridade Social

FATL is a not-for-profit, independent private pension fund that manages pension plans for the employees of its plans’ sponsors.

PBS-TNC Plan

Since the privatization of Telebrás, our subsidiary Tele Norte Celular Participações S.A., or TNCP, has sponsored the Sistel Benefits Plan – TNCP (Plano de Benefícios da Sistel – TNCP), or PBS-TNC plan. The PBS-TNC plan has been closed to new members since April 2004. Contributions to the PBS-TNC plan are contingent on the determination of an accumulated deficit. As a result of the corporate reorganization and TNL’s earlier acquisition of control of TNCP, we are liable for 100% of any insufficiency in payments owed to members of the PBS-TNC plan. Since January 2016, the PBS-TNC plan has been managed by FATL.

As of December 31, 2018, the PBS-TNC Plan had a surplus of R$8 million. The PBS-TNC Plan holds a portfolio of federal government bonds (NTN-B) carried to maturity, which enables a pricing adjustment of around R$4 million. This position is recognized by Resolution No. 16/2014 of the National Council of Supplementary Pensions (CNPC). We made contributions to the PBS-TNC Plan of less than R$1 million in 2018.

CELPREV Plan

In March 2004, Amazônia Celular S.A., or Amazônia, a subsidiary of TNCP, began sponsoring the CelPrev Amazônia, or CELPREV, plan, a defined contribution plan managed by Sistel. Since January 2016, the CELPREV plan has been managed by FATL. The CELPREV plan was offered to employees of Amazônia who did not participate in the PBS-TNCP plan, as well as to its new employees. Participants in the PBS-TNCP plan were encouraged to migrate to the CELPREV plan. Approximately 27.3% of participants in the PBS-TNCP plan migrated to the CELPREV plan. As of December 31, 2018, the CELPREV plan had a surpluses of R$0.09 million. We made contributions to the CELPREV plan of less than R$1 million in 2018.

TCSPREV Plan

In December 1999, we and the other companies that participate in the plans managed by Sistel agreed to withdraw sponsorship of these plans and each company agreed to establish its own separate new plan for these participants. In February 2000, we began sponsoring the TCSPREV Plan, a private variable contribution pension plan and settled benefit plan. Approximately 80% of participants in the PBS-A plan migrated to the TSCPREV plan. In March 2005, Fundação 14 de Previdência Privada, or Fundação 14, a private not-for-profit pension fund created by Brasil Telecom Holding in 2004 to manage the TSCPREV plan, began managing the TSCPREV plan. In January 2010, FATL began managing the TSCPREV plan.

The TCSPREV plan offers three categories of benefits to its members: (1) risk benefits, which are funded according to the defined benefit method; (2) programmable benefits, which are funded according to the defined contribution method; and (3) proportional paid benefits, applicable to those employees who migrated to a defined contribution method with their rights reserved as contributors to the defined benefit system. This plan is closed to new entrants. We are liable for any deficits incurred by the TCSPREV plan according to the existing proportion of the contributions we make to this plan.

In November 2018, the BrTPREV Benefit Plan was effectively incorporated by the TCSPREV Benefit Plan, according to ordinance No.995 of the National Superintendency of Complementary Social Security (Superintendência Nacional de Previdência Complementar), dated October 24, 2018. The BrTPREV Plan is a private defined contribution plan that we began sponsoring in October 2002. Approximately 96% of our active employees that were participants in the Fundador/Alternativo plan (for which we assumed liability in 2000 as a result of our acquisition of CRT—Companhia Riograndense de Telecomunicações) migrated to the BrTPREV plan. The BrTPREV Plan was offered to our new employees from March 2003 to February 2005, when it was closed to new participants. In 2012, as sponsor of the BrTPREV Plan, Oi entered into a financial obligation agreement with FATL with respect to deficits under the BrTPREV Plan. We remain bound to this financial obligation contract. This obligation is classified as a Class I claim under the RJ Plan. As a result of the RJ Proceedings, certain of our unfunded obligations under our post-retirement plans were novated. As of December 31, 2018, we had recorded R$575 million on our balance sheet as “liability for pension benefits, net of provision for unfunded status on our balance sheet, represented by the commitment under the terms of the RJ Plan related to the financial obligations agreement, entered into by Oi and FATL intended for the payment of the mathematical provision without coverage by the plan’s assets.

As of December 31, 2018, the TCSPREV Plan was balanced. The TCSPREV Plan has a portfolio of federal public securities (NTN-B) until maturity, which enables a price adjustment of approximately R$78 million. This position is recognized by Resolution 16/2014 of the National Council of Supplementary Pensions (CNPC). We made contributions to the incorporated BrTPREV Plan of less than R$3 million in 2018.

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

As of December 31, 2018, the PBS-Telemar Plan had a deficit of R$6 million. However, the PBS-Telemar Plan holds a portfolio of federal government bonds (NTN-B) carried to maturity, which offsets the deficit. This position, which is recognized by Resolution No. 16/2014 of the National Council of Supplementary Pensions (CNPC), is higher than the deficit recorded, resulting in a positive net result in 2018 of R$30 million.

We made contributions to the PBS-Telemar Plan of less than R$1 million in of 2018.

TelemarPrev Plan

In September 2000, Telemar began sponsoring the TelemarPrev plan, a private variable contribution pension plan. Approximately 96% of participants in the PBS-Telemar plan migrated to the TelemarPrev plan. In February 2005, FATL began managing the TelemarPrev plan. As a result of the corporate reorganization, we have assumed Telemar’s obligations under the TelemarPrev plan.

The TelemarPrev plan offers two categories of benefits to its members: (1) risk benefits, which are funded according to the defined benefit method; and (2) programmable benefits, which are funded according to the defined contribution method. We are liable for any deficits incurred by the TelemarPrev plan according to the proportion of the contributions we make to this plan.

As of December 31, 2018, the TelemarPrev plan had a deficit of R$468 million. However, the TelemarPrev plan holds a large portfolio of federal government bonds (NTN-B) carried to maturity, which significantly offsets the deficits. This position, which is recognized by Resolution No. 16/2014 of the National Council of Supplementary Pensions (CNPC), is higher than the deficit recorded, resulting in a positive net result in 2018 of R$105 million.

We made contributions to the TelemarPrev Plan of approximately R$24 million in 2018.

Medical, Dental and Employee Assistance Benefits

We provide our employees with medical and dental assistance, pharmacy and prescription drug assistance, group life insurance and meal, food and transportation assistance. We and our employees cover the costs of these benefits on a shared basis. In 2018, we contributed R$270 million to the medical and dental assistance plans, R$7 million to the occupational medicine plans, R$304 million for the Worker’s Food Program (Programa de Alimentação do Trabalhador) and R$79 million to the other benefits programs.

Profit Sharing Plans

The operational targets are part of a profit sharing plan implemented by the Company as an incentive for employees to pursue our goals and to align employees’ interests with those of our shareholders. Profit sharing occurs if financial and operational targets defined annually by our board of directors are achieved. As of December 31, 2018, we had provisioned R$266 million to be distributed in variable compensation with respect to 2018.

We also have implemented a profit sharing plan as an incentive for employees to pursue our goals and to align employees’ interests with those of our shareholders. Profit sharing occurs if economic operational and financial targets defined annually by our board of directors are achieved.

Education and Training

We contribute to the professional qualification of our employees by offering training for the development of organizational and technical skills. In 2018, we offered approximately 2,776,316 hours of training, and we invested approximately R$13 million in the qualification and training of our employees.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders

Oi has two outstanding classes of share capital: Common Shares and Preferred Shares with no par value. Generally, only Common Shares have voting rights. Preferred Shares have voting rights only in exceptional circumstances. Currently, Preferred Shares have full voting rights pursuant to Oi’s by-laws as a result of Oi’s failure to make mandatory dividend payments since 2014. For more information, see “Item 8. Financial Information—Dividends and Dividend Policy—Payment of Dividends” and “Item 10. Additional Information—Description of Oi’s By-laws—Voting Rights—Voting Rights of Preferred Shares.”

As of April 23, 2019, Oi had issued 5,954,205,001 total shares, consisting of 5,796,477,760 issued Common Shares and 157,727,241 issued Preferred Shares, including 30,595 Common Shares and 1,811,755 Preferred Shares held in treasury.

As of April 22, 2019, Oi had approximately 1,116,751 million shareholders, including 70 U.S. resident holders of Common Shares (including the ADS Depositary) and approximately 43 U.S. resident holders of Preferred Shares (including the depositary of the Preferred ADS program). As of January 28, 2019, there were 3,897,612,291 Common Shares (including Common Shares represented by ADSs) and 39,060,683 Preferred Shares (including Preferred Shares represented by ADSs) held by U.S. resident holders.

The following table sets forth information concerning the ownership of Common Shares and Preferred Shares as of April 23, 2019, by each person whom we know to be the owner of more than 5% of the outstanding shares of any class of Oi’s share capital, and by all of Oi’s directors and executive officers as a group. Except for the shareholders listed below, we are not aware of any other shareholder holding more than 5% of any class of Oi’s share capital. Oi’s principal shareholders have the same voting rights with respect to each class of Oi’s shares that they own as other holders of shares of that class.

We have not sought to verify any information provided to us by our principal shareholders. The principal shareholders may hold, acquire, sell or otherwise dispose of our Common Shares or Preferred Shares at any time and may have acquired, sold or otherwise disposed of Common Shares or Preferred Shares since the date of the information reflected herein. Other information about our principal shareholders may also change over time.

	Common Shares		Preferred Shares		Total
Name	Number of Shares	% of Shares Outstanding(1)	Number of Shares	% of Shares Outstanding(1)	Number of Shares	% of Shares Outstanding(1)
GoldenTree Funds(2)	865,512,751	14.93	—	—	865,512,751	14.54
York Funds(3)	663,027,865	11.44	—	—	663,027,865	11.14
Brookfield Funds(4)	531,683,795	9.17	—	—	531,683,795	8.93
Solus Funds(5)	428,055,765	7.38	14,145,359	9.07	442,201,124	7.43
Bratel S.à r.l.(6)	326,259,859	5.63	1,800,000	1.15	328,059,859	5.51
All directors, fiscal council members, their alternates and executive officers as a group	3,984	*	26	*	4,010	*

(1)

Based on the number of total shares outstanding (5,952,362,651 shares) as of April 23, 2019, which is the sum of the total number of Common Shares outstanding (5,796,447,165 Common Shares) and the total number of Preferred Shares outstanding (155,915,486 Preferred Shares) as of April 23, 2019.

(2)

GoldenTree Asset Management LP, a Delaware limited partnership, serves as the investment manager or adviser to certain funds and/or accounts, or the GoldenTree Funds, with respect to the Common Shares held by the GoldenTree Funds. GoldenTree Asset Management LLC, a Delaware limited liability company, serves as the general partner to GoldenTree Asset Management LP, and Mr. Steven A. Tananbaum, a United States citizen, serves as the managing member to GoldenTree Asset Management LLC.

(3)

York Global Finance Fund, L.P., or York, is a Cayman limited partnership whose beneficial owners are certain investment funds and accounts, or the York Funds, managed or advised by certain entities controlled by York Capital Management Global Advisors, LLC, a New York limited liability company, or YGA. YGA is the sole senior managing member of the general partner or investment manager, as applicable, of each of the relevant York Funds.

(4)	Collectively refers to certain funds managed by certain Brookfield Asset Management, Inc.
(5)

Solus Alternative Asset Management LP serves as the investment manager or investment subadvisor to certain funds and/or accounts, or the Solus Funds, with respect to the Common Shares and the Preferred Shares held by the Solus Funds. Solus GP LLC is the general partner of Solus Alternative Asset Management LP, and Mr. Christopher Pucillo is the managing member of Solus GP LLC. Each of Solus Alternative Asset Management LP, Solus GP LLC and Mr. Christopher Pucillo may be deemed to have shared voting power and/or shared investment power with respect to the Common Shares and Preferred Shares held by each Solus Fund.

(6)

Bratel S.à r.l., a Luxembourg private limited liability company, is a wholly-owned subsidiary of Pharol. Excludes 25,614,831 Common Shares and 51,229,662 Preferred Shares which Pharol has the option to acquire from PTIF in accordance with the PT Option Agreement. All shares subject to the call option are being held in treasury by Oi until the earlier of the exercise or expiration of the call option. See “—PT Option Agreement.”

*	less than 1%

Changes in Share Ownership

Transfer of Shares from Pharol to Bratel S.à r.l.

In May 2016, Oi received a letter from Pharol informing it that Pharol had transferred its shareholding interests in Oi to its wholly-owned subsidiary Bratel B.V.

In September 2017, Oi received letters from Bratel B.V. informing it that Bratel B.V. had transferred its shareholding interests in Oi to its wholly-owned subsidiary Bratel S.à r.l.

Changes in Bratel Shareholding Interest

In accordance with the Pharol Settlement Agreement, which was confirmed by the RJ Court in a decision that became final on April 3, 2019, Oi transferred to Bratel 32,000,000 Common Shares and 1,800,000 Preferred Shares held in treasury.

As of April 23, 2019, according to Oi’s shareholder records, Bratel owned 326,259,859 Common Shares, or 5.63% of Oi’s outstanding common stock, and 1,800,000 Preferred Shares, or 1.15% of Oi’s outstanding preferred stock.

Changes in Solus Shareholding Interest

In February 2018, Solus Alternative Asset Management LP, a Delaware limited partnership that serves as the investment manager to the Solus Funds with respect to the Preferred Shares held by the Solus Funds, Solus GP LLC, a Delaware limited liability company that serves as the general partner to Solus Alternative Asset Management LP, and Mr. Christopher Pucillo, a United States citizen, who serves as the managing member to Solus GP LLC, jointly filed a Schedule 13G with the SEC disclosing the Solus Funds’ ownership of 15,109,224 Preferred Shares as of December 31, 2017, which was equivalent to 9.69% of Oi’s outstanding preferred stock.

In August 2018, Solus Alternative Asset Management LP, Solus GP LLC and Mr. Christopher Pucillo jointly filed a Schedule 13D with the SEC disclosing the Solus Funds’ ownership of 171,284,560 Common Shares (in the form of 34,256,912 Common ADSs), which was equivalent to 7.97% of Oi’s outstanding common stock, and 14,145,359 Preferred Shares (in the form of 14,145,359 Preferred ADSs), which was equivalent to 9.07% of Oi’s outstanding preferred stock, in each case as of July 31, 2018. Of these, the Solus Funds acquired 171,284,560 Common Shares (in the form of 34,256,912 Common ADSs) through their participation in the Capitalization of Credits Capital Increase. In addition, the Solus Funds received 2,447,203 ADWs in the Capitalization of Credits Capital Increase, which they had the right to exercise to acquire 12,236,015 Common Shares ADSs (in the form of 2,447,203 ADSs).

In October 2018, Solus Alternative Asset Management LP, Solus GP LLC and Mr. Christopher Pucillo jointly filed a Schedule 13G/A with the SEC disclosing the Solus Funds’ ownership of 192,520,575 Common Shares (in the form of 36,056,912 Common ADSs and 2,447,203 ADWs), which was equivalent to 8.90% of Oi’s outstanding common stock, and 14,145,359 Preferred Shares (in the form of 14,145,359 Preferred ADSs), which was equivalent to 9.07% of Oi’s outstanding preferred stock, in each case as of October 4, 2018.

As of December 31, 2018, as reported in a Schedule 13G/A jointly filed with the SEC by Solus Alternative Asset Management LP, Solus GP LLC and Mr. Christopher Pucillo, the Solus Funds owned 201,230,955 Common Shares (in the form of 40,246,191 Common ADSs), which was equivalent to 8.88% of Oi’s outstanding common stock as of December 31, 2018, and 14,145,359 Preferred Shares (in the form of 14,145,359 Preferred ADSs), which was equivalent to 9.07% of Oi’s outstanding preferred stock as of December 31, 2018.

In January 2019, the Solus Funds acquired Common Shares (in the form of Common ADSs) through their participation in the preemptive rights offering and pursuant to their commitments under the Commitment Agreement.

As of April 23, 2019, according to Oi’s shareholder records, the Solus Funds owned 428,055,765 Common Shares (in the form of Common ADSs), or 7.38% of Oi’s outstanding common stock, and 14,145,359 Preferred Shares (in the form of 14,145,359 Preferred ADSs), or 9.07% of Oi’s outstanding preferred stock.

Changes in York Shareholding Interest

In July 2018, Oi received a letter from York, a limited partnership formed under the laws of the Cayman Islands with headquarters in the United Kingdom, informing it that as a result of the conclusion of the Capitalization of Credits Capital Increase, York had acquired 173,057,975 Common Shares, which was equivalent to 8.04% of Oi’s outstanding common stock. In addition, York received 2,472,553 ADWs in the Capitalization of Credits Capital Increase, which it had the right to exercise to acquire 12,362,765 Common Shares ADSs (in the form of 2,472,553 ADSs).

In January 2019, the York Funds acquired Common Shares (in the form of Common ADSs) through their participation in the preemptive rights offering and pursuant to their commitments under the Commitment Agreement.

In February 2019, YGA filed a Schedule 13G with the SEC disclosing the York Funds’ ownership of 683,894,340 Common Shares (in the form of 136,778,868 Common ADSs) as of January 31, 2019, which was equivalent to 11.86% of Oi’s outstanding common stock.

As of April 23, 2019, according to Oi’s shareholder records, the York Funds owned 663,027,865 Common Shares (in the form of 132,605,573 Common ADSs), or 11.44% of Oi’s outstanding common stock.

Changes in GoldenTree Shareholding Interest

In August 2018, GoldenTree Asset Management LP, a Delaware limited partnership that serves as the investment manager or adviser to the GoldenTree Funds with respect to the Common Shares held by the GoldenTree Funds, GoldenTree Asset Management LLC, a Delaware limited liability company that serves as the general partner to GoldenTree Asset Management LP, and Mr. Steven A. Tananbaum, a United States citizen, who serves as the managing member to GoldenTree Asset Management LLC, jointly filed a Schedule 13D with the SEC disclosing the GoldenTree Funds’ ownership of 201,823,190 Common Shares as of July 27, 2018, which was equivalent to 9.39% of Oi’s outstanding common stock. Of these, the GoldenTree Funds acquired 187,339,290 Common Shares (in the form of 37,467,858 Common ADSs) through their participation in the Capitalization of Credits Capital Increase. In addition, the GoldenTree Funds received 2,645,333 ADWs in the Capitalization of Credits Capital Increase, which they had the right to exercise to acquire 13,226,665 Common Shares (in the form of 2,645,333 ADSs).

In November 2018, GoldenTree Asset Management LP, a Delaware limited partnership that serves as the investment manager or adviser to the GoldenTree Funds with respect to the Common Shares held by the GoldenTree Funds, GoldenTree Asset Management LLC, a Delaware limited liability company that serves as the general partner to GoldenTree Asset Management LP, and Mr. Steven A. Tananbaum, a United States citizen, who serves as the managing member to GoldenTree Asset Management LLC, jointly filed a Schedule 13D/A with the SEC disclosing the GoldenTree Funds’ ownership of 258,592,500 Common Shares (including 218,569,400 Common Shares in the form of 43,713,880 Common ADSs) as of November 28, 2018, which was equivalent to 11.4% of Oi’s outstanding common stock.

In January 2019, GoldenTree Asset Management LP, a Delaware limited partnership that serves as the investment manager or adviser to the GoldenTree Funds with respect to the Common Shares held by the GoldenTree Funds, GoldenTree Asset Management LLC, a Delaware limited liability company that serves as the general partner to GoldenTree Asset Management LP, and Mr. Steven A. Tananbaum, a United States citizen, who serves as the managing member to GoldenTree Asset Management LLC, jointly filed a Schedule 13D/A with the SEC disclosing the GoldenTree Funds’ ownership of 593,920,753 Common Shares as of January 16, 2018, which was equivalent to 15.4% of Oi’s outstanding common stock (including 486,258,185 Common Shares in the form of 97,251,637 Common ADSs, 54,859,380 Common Shares held directly, 47,239,197 excess Common Shares in the form of 9,447,839 Common ADS to be issued in connection with the overallotment option under the preemptive rights offering and 5,563,991 Common Shares to be issued in connection with overallotment option under the preemptive rights offering).

In January 2019, the GoldenTree Funds acquired Common Shares (directly and in the form of Common ADSs) through their participation in the preemptive rights offering and pursuant to their commitments under the Commitment Agreement.

In April 2019, GoldenTree Asset Management LP, a Delaware limited partnership that serves as the investment manager or adviser to the GoldenTree Funds with respect to the Common Shares held by the GoldenTree Funds, GoldenTree Asset Management LLC, a Delaware limited liability company that serves as the general partner to GoldenTree Asset Management LP, and Mr. Steven A. Tananbaum, a United States citizen, who serves as the managing member to GoldenTree Asset Management LLC, jointly filed a Schedule 13D/A with the SEC disclosing the GoldenTree Funds’ ownership of 865,512,751 Common Shares (including 550,038,310 Common Shares in the form of 110,007,662 Common ADSs) as of April 9, 2018, which was equivalent to 15.0% of Oi’s outstanding common stock.

As of April 23, 2019, according to Oi’s shareholder records, the GoldenTree Funds owned 865,512,751 Common Shares (directly and in the form of Common ADSs), or 14.93% of Oi’s outstanding common stock.

Changes in Brookfield Shareholding Interest

In September 2018, Brookfield Asset Management, Inc. and certain funds managed by it, or the Brookfield Funds, jointly filed a Schedule 13D with the SEC disclosing the Brookfield Funds’ ownership of 123,396,285 Common Shares as of August 16, 2018, which was equivalent to 5.74% of Oi’s outstanding common stock, all of which were held in the form of 24,679,257 ADSs. Of these, certain of the Brookfield Funds acquired 106,054,035 Common Shares (in the form of 21,210,807 Common ADSs) through their participation in the Capitalization of Credits Capital Increase and 17,342,250 Common Shares (in the form of 3,468,450 Common ADSs) through open market purchases. In addition, the Brookfield Funds received 1,515,232 ADWs in the Capitalization of Credits Capital Increase, which they had the right to exercise to acquire 7,576,160 Common Shares ADSs (in the form of 1,515,232 ADSs).

In January 2019, Brookfield Asset Management, Inc. and the Brookfield Funds jointly filed a Schedule 13D/A with the SEC disclosing the Brookfield Funds’ ownership of 343,410,230 Common Shares as of January 11, 2019, which was equivalent to 9.0% of Oi’s outstanding common stock, all of which were held in the form of 68,682,046 ADSs.

In January 2019, the Brookfield Funds acquired Common Shares (in the form of Common ADSs) through their participation in the preemptive rights offering and pursuant to their commitments under the Commitment Agreement.

As of April 23, 2019, according to Oi’s shareholder records, the Brookfield Funds owned 531,683,795 Common Shares (in the form of Common ADSs), or 9.17% of Oi’s outstanding common stock.

Changes in Mare Finance Shareholding Interest

On March 6, 2019, Oi received a letter from Mare Finance Investment Holdings Designated Activity Company, or Mare Fianance, a company formed under the laws of Ireland, informing Oi that Mare Finance had sold 1,264,500 Preferred Shares, reducing its shareholding in Oi to below 5%.

As of April 23, 2019, according to Oi’s shareholder records, Mare Finance does not hold any Common Shares or Preferred Shares.

Capitalization of Credits Capital Increase

Under the RJ Plan, Qualified Holders of the Defaulted Bonds were entitled to elect to receive the Qualified Recovery with respect to their beneficial interests in the Defaulted Bonds. The Qualified Recovery included, among other things, (1) 302,846,268 new Common ADSs (representing 1,514,231,340 newly issued Common Shares), (2) 23,250,281 Common ADSs previously held by PTIF (representing 116,251,405 Common Shares), and (3) 23,295,054 ADWs representing the right to subscribe for 23,295,054 newly issued Common ADSs (representing 116,475,270 Common Shares). The settlement of the Qualified Recovery took place on July 27, 2018.

Under Brazilian law, prior to issuing the Common Shares underlying the newly issued Common ADSs or the Warrants underlying the newly issued ADWs to holders of Defaulted Bonds, Oi was required to conduct a preemptive offer of those Common Shares and Warrants to all holders of its Common Share and Preferred Shares. Holders of Common ADSs and Preferred ADSs were not entitled to participate in that preemptive offer. Holders of preemptive rights were entitled to subscribe to Common Shares and the associated Warrants during a subscription period commencing on June 15, 2018 and ending on July 16, 2018 at a subscription price of R$7.00 per Common Share. Holders of Common Shares and Preferred Shares subscribed for 68,263 Common Shares and 5,197 Warrants in the preemptive offer. The cash proceeds of the preemptive offer were required to be made available to holders of Defaulted Bonds in lieu of the subscribed Common Shares and Warrants.

For more information about the Qualified Recovery, see “Item 4. Information on the Company—Our Recent History and Development—Our Judicial Reorganization Proceedings—Implementation of the Financial Settlement of the Judicial Reorganization Plan —Settlement of Class III Claims – Defaulted Bonds—Qualified Recovery.”

As a result of the conclusion of the Capitalization of Credits Capital Increase, the ownership interest of our then-existing shareholders who did not participate in the preemptive offer was diluted. For more information about the owners of more than 5% of the outstanding shares of any class of Oi’s share capital as of April 23, 2019, see “—Major Shareholders.”

Exercise of Warrants and ADWs

On October 26, 2018, our board of directors confirmed the issuance of 112,598,610 Common Shares and the delivery of such Common Shares to holders of its Warrants that exercised their Warrants on or prior to October 24, 2018, including Warrants represented by 22,135,429 ADWs that were exercised on or prior to October 18, 2018.

On December 5, 2018, our board of directors confirmed the issuance of 3,314,745 Common Shares and the delivery of such Common Shares to holders of its Warrants that exercised their Warrants from October 25, 2018 through December 3, 2018, including Warrants represented by 662,949 ADWs that were exercised from October 19, 2018 through November 27, 2018.

On January 4, 2019, our board of directors confirmed the issuance of 275,985 Common Shares and the delivery of such Common Shares to holders of its Warrants that exercised their Warrants from December 4, 2018 through January 2, 2019, including Warrants represented by 55,197 ADWs that were exercised from November 28, 2018 through December 26, 2018.

All Warrants that were not exercised on or prior to January 2, 2019, including all ADWs that were not exercised on or prior to December 26, 2018, have been cancelled.

Preemptive Offering and Commitment Agreement

As contemplated by Section 6 of the RJ Plan, on November 13, 2018, we commenced a preemptive offering of Common Shares that was registered with the SEC under the Securities Act under which holders of our Common Shares and Preferred Shares, including the ADS Depositary and The Bank of New York Mellon, as depositary of the Preferred ADS program, received 1.333630 transferable rights for each Common Share or Preferred Share held as of November 19, 2018. Each subscription right entitled its holder to subscribe to one Common Share at a subscription price of R$1.24 per Common Share. In addition, each holder of a subscription right was entitled to request the subscription for additional Common Shares, up to the total of 3,225,806,451 Common Shares that were offered in the preemptive offering less the total number of initial Common Shares.

The subscription rights expired on January 4, 2019. On January 16, 2019, we issued 1,530,457,356 Common Shares to holders of subscription rights that had exercised those subscription rights with respect to the initial Common Shares, including the depositaries under the deposit agreements relating to our ADSs. On January 21, 2019, we issued 91,080,933 Common Shares to holders of subscription rights that had requested subscriptions for excess Common Shares, including the depositaries under the deposit agreements relating to our ADSs. The proceeds of these subscriptions was R$2,011 million.

On January 25, 2019, we issued 1,604,268,162 Common Shares, representing the total number of Common Shares that were offered in the preemptive offering less the total number of initial Common Shares and excess Common Shares, to the Backstop Investors in a private placement under the terms of the RJ Plan and the Commitment Agreement for the aggregate amount of R$1,989 million. In addition, under the terms of the RJ Plan and the Commitment Agreement, on that date we issued 272,148,705 Common Shares in a private placement to the Backstop Investors and paid US$13 million to the Backstop Investors as compensation for their commitments under the Commitment Agreement.

PT Option Agreement

In May 2014, Oi completed a capital increase in which it issued, among other things 104,580,393 Common Shares and 172,025,273 of Preferred Shares to Pharol in exchange for the contribution by Pharol to Oi of all of the outstanding shares of PT Portugal. However, prior to this capital increase, Pharol’s then wholly-owned subsidiaries PTIF and PT Portugal subscribed to an aggregate of €897 million principal amount of commercial paper of Rio Forte that matured in July 2014. As a result of our acquisition of PT Portugal as part of the Oi capital increase, we became the creditor under this commercial paper.

On July 15 and 17, 2014, Rio Forte defaulted on the commercial paper held by PTIF and PT Portugal. On September 8, 2014, we, TmarPart, Pharol and our subsidiaries PT Portugal and PTIF, entered into the PT Exchange Agreement and a stock option agreement, or the PT Option Agreement.

On March 24, 2015, PT Portugal assigned its rights and obligations under the PT Exchange Agreement and the PT Option Agreement to PTIF. On March 27, 2015, PT Portugal assigned the Rio Forte commercial paper that it owned to PTIF. Under the PT Exchange Agreement, on March 30, 2015, we transferred the defaulted Rio Forte commercial paper to Pharol and Pharol delivered to us an aggregate of 47,434,872 Common Shares and 94,869,744 Preferred Shares, representing 16.9% of Oi’s outstanding share capital, including 17.1% of Oi’s outstanding voting capital prior to giving effect to the PT Exchange. Under Brazilian law, these shares are deemed to be held in treasury.

Under the PT Option Agreement, PTIF granted to Pharol an option, or the PT Option, to acquire 47,434,872 Common Shares and 94,869,744 Preferred Shares. Pharol is entitled to exercise the PT Option in whole or in part, at any time prior to March 31, 2021. The number of shares subject to the PT Option is reduced on each March 31 such that:

•	100% was available until March 31, 2016;

•	90% was available between March 31, 2016 and March 31, 2017;

•	72% was available between March 31, 2017 and March 31, 2018;

•	54% will be available between March 31, 2018 and March 31, 2019;

•	36% will be available between March 31, 2019 and March 31, 2020; and

•

18% will be available between March 31, 2020 and March 31, 2021, in each case, less the number of shares with respect to the PT Option has been previously exercised. As of January 28, 2019, Pharol had not exercised the PT Option with respect to any of Oi’s shares and, as a result, the option over 21,820,041 Common Shares and 43,640,082 of Preferred Shares has lapsed. The exercise prices under the PT Option are R$20.104 per Common Share and R$18.529 per Preferred Share, in each case as adjusted by the CDI rate plus 1.5% per annum, calculated pro rata temporis, from March 31, 2015 to the date of the effective payment of the exercise price.

Oi is not required to maintain the shares subject to the PT Option in treasury. In the event that, at the time of exercise of the PT Option, PTIF and/or any of Oi’s other subsidiaries do not hold, in treasury, the number of shares with respect to which Pharol exercises the PT Option, the PT Option may be financially settled through payment by PTIF of the amount corresponding to the difference between the market price of the shares and the exercise price corresponding to these shares.

We may terminate the PT Option if (1) the by-laws of Pharol are amended to remove or amend the provision of those by-laws that limits the voting right to 10% of all votes corresponding to the capital stock of Pharol, except if this removal or amendment is required by law or by order of a competent governmental authority; (2) Pharol directly or indirectly engages in activities that compete with the activities Oi or Oi’s subsidiaries in the countries in which we or they operate; or (3) Pharol violates certain obligations under the PT Option Agreement.

Prior to the earlier of the expiration or full exercise of the PT Option, Pharol may not purchase shares of Oi, directly or indirectly, in any manner other than by exercising the PT Option. If the PT Option is exercised, Pharol will undertake its best efforts to integrate the shareholder bases of Pharol and Oi in the shortest time possible.

Pharol may not directly or indirectly transfer or assign the PT Option, in whole or in part, nor grant any rights under the PT Option, including any security interest in the PT Option or the shares underlying the PT Option, without the consent of Oi. If Pharol issues, directly or indirectly, any derivative instrument that is backed by or references Oi’s shares, it shall immediately use all proceeds derived directly or indirectly from such derivative instrument to acquire shares pursuant to the exercise of the PT Option.

On March 31, 2015, we, Pharol and PTIF entered into an amendment to the PT Option Agreement. Under this amendment, (1) Pharol will be permitted to assign the PT Option to a third party provided that such assignment involves at least one-quarter of Oi’s shares subject to the PT Option, and (2) Pharol has granted Oi a right of first refusal exercisable prior to any such assignment. This amendment does not affect the agreement of Pharol not to grant any rights under the PT Option, including any security interest in the PT Option or the shares underlying the PT Option, without the consent of Oi, or the requirement that Pharol use all proceeds derived directly or indirectly from the issuance of any derivative instrument that is backed by or references Oi’s shares to acquire shares pursuant to the exercise of the PT Option.

The effectiveness of the amendment to the PT Option Agreement was subject to (1) the authorization of the amended terms by the CVM, and (2) the approval of the amendment to the PT Option Agreement by a general meeting of Oi’s shareholders at which holders of the Common Shares and Preferred Shares will be entitled to vote. However, in December 2015, the CVM collegiate declined to authorize the amended terms, as a result of which this amendment has no effect.

Related Party Transactions

The following summarizes the material transactions that we have engaged in with Oi’s principal shareholders and their affiliates since January 1, 2018.

Under the Brazilian Corporate Law, Oi’s directors, their alternates and Oi’s executive officers cannot vote on any matter in which they have a conflict of interest and such transactions can only be approved on reasonable and fair terms and conditions that are no more favorable than the terms and conditions prevailing in the market or offered by third parties. However, if one of Oi’s directors is absent from a meeting of Oi’s board of directors, that director’s alternate may vote even if that director has a conflict of interest, unless the alternate director shares that conflict of interest or has another conflict of interest.

Transactions with Hispamar

We own 19% of the capital stock of Hispamar. We lease transponders on the Amazonas 3 satellite from Hispamar, which we use to provide voice and data services. During 2018, our total consolidated expenses under the lease agreements amounted to R$207 million. As of December 31, 2018, we had accounts payable to Hispamar of R$67 million.

Transactions with AIX

Companhia AIX de Participações S.A., in which we own 50% of the outstanding share capital, renders services to us relating to the rental of ducts for transmission of traffic originated outside our local network in our service areas. During 2018, our total consolidated expenses for services rendered by AIX amounted to R$27 million.

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

As a result of the RJ Proceedings (which are considered to be similar in all substantive respects to proceedings under the U.S. Bankruptcy Code), we have applied ASC 852 in preparing our audited consolidated financial statements. ASC 852 requires that financial statements separately disclose and distinguish transactions and events that are directly associated with our reorganization from transactions and events that are associated with the ongoing operations of our business. Accordingly, certain expenses, realized gains and losses, and provisions for losses that are realized or incurred in the RJ Proceedings have been recorded under the classification “Reorganization items, net” in our consolidated statements of operations. In addition, our prepetition obligations that may be impacted by the RJ Proceedings based on our assessment of these obligations following the guidance of ASC 852 have been classified on our consolidated statement of financial position as “Liabilities subject to compromise.” Prepetition liabilities subject to compromise are required to be reported as the amount allowed as a claim by the RJ Court, regardless of whether they may be settled for lesser amounts. Certain amounts initially recorded as liabilities subject to compromise were adjusted and reclassified to reflect new legal terms and conditions established by the RJ Court. As a result of the effectiveness of the RJ Plan on February 5, 2018, the contingencies included as “Liabilities subject to compromise” on our consolidated statement of financial position will be paid according to the terms of the RJ Plan and were reclassified as current and non-current “Provisions for contingencies” on our consolidated statement of financial position. As of December 31, 2018, the total estimated amount in controversy for those proceedings in respect of which the risk of loss was deemed probable or possible totaled R$35,119 million, and we had established provisions of R$5,039 million relating to these proceedings. Our provisions for legal contingencies are subject to monthly monetary adjustments. For a detailed description of our provisions for contingencies, see note 19 to our audited consolidated financial statements.

In certain instances, we are required to make judicial deposits or post financial guarantees with the applicable judicial bodies. As of December 31, 2018, we had made judicial deposits in the aggregate amount of R$8,735 million, and obtained financial guarantees from third parties in the aggregate amount of R$13,751 million. During 2018, we paid fees in the aggregate amount of R$313 million to the financial institutions from which we had obtained these guarantees, and as of December 31, 2018, we had pledged 1,811,755 Preferred Shares, representing 1.15% of our outstanding share capital, as security for one of these financial guarantees.

Tax Proceedings

As of December 31, 2018, the total estimated contingency in connection with tax proceedings against us in respect of which the risk of loss was deemed probable or possible totaled R$28,236 million, and we had recorded provisions of R$650 million relating to these proceedings. In accordance with Brazilian law, our tax contingencies are not subject to the RJ Plan.

The Brazilian corporate tax system is complex, and we are currently involved in tax proceedings regarding, and have filed claims to avoid payment of, certain taxes that we believe are unconstitutional. These tax contingencies, which relate primarily to value-added tax, service tax and taxes on revenue, are described in detail in note 19 to our consolidated financial statements included in this annual report. We record provisions for probable losses in connection with these claims based on an analysis of potential results, assuming a combination of litigation and settlement strategies. We currently do not believe that the proceedings that we consider as probable losses, if decided against us, will have a material adverse effect on our financial position. It is possible, however, that our future results of operations could be materially affected by changes in our assumptions and the effectiveness of our strategies with respect to these proceedings.

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

As of December 31, 2018, we deemed the risk of loss as possible with respect to approximately R$12,523 million of these assessments and had not recorded any provisions in respect of these assessments. As of December 31, 2018, we had recorded provisions in the amount of R$503 million for those assessments in respect of which we deemed the risk of loss as probable.

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

As of December 31, 2018, we deemed the risk of loss as possible with respect to approximately R$3,505 million of these assessments and had not recorded any provisions in respect of these assessments. As of December 31, 2018, we had recorded provisions in the amount of R$76 million for those assessments in respect of which we deemed the risk of loss as probable.

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

As of December 31, 2018, we deemed the risk of loss as possible with respect to approximately R$4,785 million of these assessments and had not recorded any provisions in respect of these assessments.

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

As of December 31, 2018, we deemed the risk of loss as possible with respect to approximately R$695 million of these assessments. As of December 31, 2018, we had recorded provisions of R$23 million for those assessments in respect of which we deemed the risk of loss as probable.

PIS and COFINS

In 2006, the Brazilian federal tax authorities filed a claim in the amount of R$1,026 million related to the basis for the calculation of PIS/COFINS. In 2007, TNL obtained a partially favorable decision in a lower court that reduced the amount of this claim to R$585 million. Both TNL and the Brazilian federal tax authorities filed appeals, with respect to which decisions are pending. As of December 31, 2018, we deemed the risk of loss as possible with respect to approximately R$2,490 million of these assessments and had not recorded any provisions in respect of this claim.

Other Tax Claims

There are various federal taxes that have been assessed against us, largely relating to (1) assessments of taxes against our company that we do not believe are due and which we are contesting, and (2) our use of tax credits to offset certain federal taxes, which the federal tax authorities are contesting.

As of December 31, 2018, we deemed the risk of loss as possible with respect to approximately R$4,282 million of these assessments. As December 31, 2018, we had recorded provisions in the amount of R$47 million for those assessments in respect of which we deemed the risk of loss as probable.

Civil Claims Relating to Oi S.A. and Our Brazilian Operations

As of December 31, 2018, the total estimated contingency in connection with civil claims against us in respect of which the risk of loss was deemed probable or possible, totaled R$4,655 million, and we had recorded provisions of R$2,931 million relating to these proceedings.

Administrative Proceedings

On an almost weekly basis, we receive inquiries from ANATEL requiring information from us on our compliance with the various service obligations imposed on us by our concession agreements. If we are unable to respond satisfactorily to those inquiries or comply with our service obligations under our concession agreements, ANATEL may commence administrative proceedings in connection with such noncompliance. We have received numerous notices of commencement of administrative proceedings from ANATEL, mostly due to our inability to achieve certain targets established in the PGMQ and the PGMU.

At the time that ANATEL notifies us it believes that we have failed to comply with our obligations, we evaluate the claim and, based on our assessment of the probability of loss relating to that claim, may establish a provision. We vigorously contest a substantial number of the assessments made against us.

As a result of the commencement of the RJ Proceedings, our contingencies related to claims of ANATEL were reclassified liabilities subject to compromise and were measure as required by ASC 852. As of December 31, 2017, our prepetition liabilities subject to compromise included R$9,334 million related with claims of ANATEL. As a result of the effectiveness of the RJ Plan on February 5, 2018, the contingencies related to these claims were provisions for contingencies.

As of December 31, 2018, we have reclassified R$8,754 million of civil contingencies related to claims of ANATEL that were classified as liabilities subject to compromise of as of December 31, 2017 as trade payables owing to ANATEL-AGU of R$2,063 million on our balance sheet and we recorded reorganization items in our statement of operations of (1) R$4,873 million as a result of the adjustment to present value of our trade payables owing to ANATEL-AGU, (2) R$1,654 million as a gain on restructuring as a result of the RJ Proceedings, and (3) financial charges on our statement of operations of R$164 million.

As of December 31, 2018, we had recorded provisions in the amount of R$580 million with respect to these claims.

By operation of the RJ Plan and the Brazilian Confirmation Order, the claim for these contingent obligations has been novated and discharged under Brazilian law and ANATEL is entitled only to receive the recovery set forth in the RJ Plan in exchange for these contingent claims in accordance with the terms and conditions of the RJ Plan. For more information regarding the recoveries to which ANATEL is entitled under the RJ Plan, see “Item 4. Information on the Company—Our Recent History and Development—Our Judicial Reorganization Proceedings—Implementation of the Financial Settlement of the Judicial Reorganization Plan—Settlement of Class III Claims – ANATEL.”

Brazilian Antitrust Proceedings

We are subject to administrative proceedings and preliminary investigations conducted by the Brazilian antitrust authorities with respect to potential violations of the Brazilian antitrust law. Such investigations may result in penalties, including fines. During 2016, 2017 and 2018 to date, no fines or penalties have been levied against us. We deemed the risk of loss as possible that we will be fined in one or more of such proceedings and have not recorded any provisions for those claims.

Financial Interest Agreements (PEX and PCT)

Prior to the privatization of Telebrás, users of fixed-line telephony services in Brazil were required to purchase the right to use fixed telephone lines. These purchases could be made through two types of financial interest agreements: (1) Plan of Expansion (Plano de Expansão), or PEX, contracts; and (2) Community Telephone Programs (Planta Comunitária de Telefonia), or PCT, contracts. Under PEX contracts, customers who purchased a telephone line acquired the right subscribe for a number of a telephone company’s shares. Under the PCT program, users who purchased a telephone line acquired a participation in an association formed by a local community that subcontracted the construction or expansion of necessary infrastructure, which was then sold to the telephone company, in exchange for shares of the company. The number of shares to be issued to each user was determined based on a formula that divided the contract value by the book value of the shares.

We are a defendant in several claims filed by users of telephone lines in the State of Rio Grande do Sul. Prior to our acquisition of control of CRT in July 2000, CRT entered into PEX contracts with its fixed-line subscribers. Beginning in June 1997, certain of CRT’s fixed-line subscribers began to file suits in which they claimed that the calculation used by CRT to arrive at the number of shares to be issued pursuant to the financial interest agreements was incorrect and resulted in the claimants receiving too few shares.

In addition, as successor to various companies we acquired in the privatization of Telebrás and which were subsequently merged into our company, we are subject to various civil claims filed by PCT participants who also disagree with the value of their shares in those companies and who seek to recover the amounts they invested.

In 2009, two court decisions significantly changed the assumptions underlying our estimate of the potential losses relating to these suits. In March 2009, the Brazilian Supreme Court published a decision ruling that the financial interest agreements are subject to the twenty-year statute of limitations prescribed by the Brazilian Civil Code, as opposed to the three-year statute of limitations prescribed by the Brazilian Corporate Law. This decision increased the likelihood of an unfavorable outcome in a greater number of these pending cases than previously anticipated. Also in March 2009, the Superior Court of Justice ruled that the number of shares to be issued must be calculated using the book value of the shares listed on company’s balance sheet at the end of the first month in which the shares were issued.

As of December 31, 2018, we had recorded provisions in the amount of R$1,124 million for those claims in respect of which we deemed the risk of loss as probable.

Customer Service Centers

We are a defendant in 44 civil class actions filed by the Attorney General of the National Treasury jointly with certain consumer agencies demanding the re-opening of customer service centers. The lower courts have rendered decisions in all of these proceedings, some of which have been unfavorable to us. All of these proceedings are currently under appeal. As of December 31, 2018, we had recorded provisions in the amount of R$10.2 million for those claims in respect of which we deemed the risk of loss as probable.

Customer Service

We are a defendant in a civil class action lawsuit filed by the Federal Prosecutor’s Office (Ministério Público Federal) seeking recovery for alleged collective moral damages caused by TNL’s alleged non-compliance with the Customer Service (Serviço de Atendimento ao Consumidor – SAC) regulations established by the Ministry of Justice (Ministério da Justiça). TNL presented its defense and asked for a change of venue to federal court in Rio de Janeiro, where we are headquartered. Other defendants have been named and await service of process. The amount involved in this action is R$300 million. As a result of a corporate reorganization in 2012, we have succeeded to TNL’s position as a defendant in this action. As of December 31, 2018, we deemed the risk of loss as possible with respect to these lawsuits and had not made any provisions with respect to this action since it was awaiting the court’s initial decision.

Special Civil Court Proceedings

We are party to proceedings in special civil courts relating to customer claims in connection with our basic subscription services. The value of any individual claim does not exceed 40 minimum wages. As of December 31, 2018, we had recorded provisions in the amount of R$192 million for these claims in respect of which we deemed the risk of loss as probable.

Other Claims

We are defendants in various claims involving contract termination, indemnification of former suppliers and contractors, review of contractual conditions due to economic stabilization plans and breach of contract. As of December 31, 2018, we had recorded provisions in the amount of R$1,035 million in respect of these claims.

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

As of December 31, 2018, the total estimated contingency in connection with labor claims against us in respect of which the risk of loss was deemed probable or possible totaled R$2,228 million, and we had recorded provisions of R$1,457 million relating to these proceedings.

Legal Proceedings Relating to Our Interest in Unitel

On October 13, 2015, PT Ventures initiated an arbitration proceeding against the other Unitel shareholders as a result of the violation by those shareholders of a variety of provisions of the Unitel shareholders’ agreement and Angolan law, including the provisions entitling PT Ventures to nominate the majority of the members of the board of directors of Unitel, including its managing director, and the fact that the other Unitel shareholders caused Unitel not to pay dividends owed to PT Ventures, entered into self-interested transactions, and withheld information and clarifications on such payment and transactions.

On March 14, 2016, the other shareholders of Unitel initiated an arbitration proceeding against PT Ventures, claiming that Pharol’s sale of a minority interest in Africatel to our company in May 2014 constituted a breach of the Unitel shareholders’ agreement. PT Ventures disputed this interpretation of the relevant provisions of the Unitel shareholders’ agreement arguing that the relevant provisions of the Unitel shareholders’ agreement apply only to a transfer of Unitel shares by PT Ventures itself.

The arbitral tribunal was constituted on April 14, 2016. On May 19, 2016, the arbitration proceeding against PT Ventures initiated by the other Unitel shareholders was consolidated with the arbitration initiated by PT Ventures. On October 14, 2016, PT Ventures filed its Statement of Claim in the arbitration and the Unitel shareholders presented their statement of defense and counterclaim on February 28, 2017. PT Ventures presented its statement of reply on July 7, 2017 and the other shareholders of Unitel presented their statement of rejoinder on October 16, 2017. PT Ventures filed its statement of rejoinder to the counterclaim on December 19, 2017. A hearing in the arbitration was held from February 7 to 16, 2018, where each party presented its arguments and the factual witnesses and experts from each side were heard. A closing hearing was held on May 9, 2018. The parties exchanged their first post-hearing briefs on July 13, 2018 and their second post-hearing briefs on October 1, 2018. The parties submitted their statements of costs on November 12, 2018. PT Ventures and two other Unitel shareholders filed their responses to the statement of costs on November 28, 2018.

On January 21, 2019, the arbitral tribunal declared the proceeding closed and informed the parties that it had agreed on a draft of the final award which would be submitted to the ICC Court of Arbitration for approval. The ICC Court of Arbitration approved the draft of the final award on February 6, 2019. On February 27, 2019, the ICC Secretariat informed the parties that the arbitral tribunal issued its final award on February 20, 2019.

In the final award, the arbitral tribunal decided that the other Unitel shareholders had repeatedly breached the shareholders’ agreement, and that these breaches had resulted in a significant decrease of value of PT Ventures’ stake in Unitel. The arbitral tribunal ordered the other Unitel shareholders to jointly and severally pay PT Ventures the amount of US$339.4 million corresponding to the loss of value of PT Ventures’ stake in Unitel, plus interest from February 20, 2019 at 12-month U.S. dollar LIBOR +2%, compounded annually. The arbitral tribunal also ordered the other Unitel shareholders to jointly and severally pay PT Ventures the amount of US$307 million corresponding to the damages arising from the other Unitel’s shareholders’ failure to ensure that PT Ventures received the same amount of dividends in foreign currency as the other Unitel foreign shareholder. This amount is subject to interest at an annual rate of 7%, starting at various dates in 2013. In addition, the arbitral tribunal ordered the other Unitel shareholders to pay a substantial portion of PT Ventures’ legal fees and costs and the administrative and arbitrators’ fees and expenses, in the aggregate net amount of approximately US$13 million. The arbitral tribunal also entirely dismissed the counterclaim and agreed with PT Ventures that the conditions for exercising the right of first refusal to acquire PT Ventures’ 25% shareholding in Unitel had not been triggered.

Legal Proceedings Relating to Our Financial Restructuring

Judicial Reorganization Proceedings

On June 20, 2016, Oi, together with the other RJ Debtors, filed a joint voluntary petition for judicial reorganization pursuant to the Brazilian Bankruptcy Law with the RJ Court, pursuant an urgent measure approved by our board of directors.

On December 20, 2017, the RJ Plan was approved by a significant majority of creditors of each class present at the GCM. On January 8, 2018, the RJ Court entered the Brazilian Confirmation Order, ratifying and confirming the RJ Plan, but modifying certain provisions of the RJ Plan. The Brazilian Confirmation Order was published in the Official Gazette of the State of Rio de Janeiro on February 5, 2018.

For more information regarding the RJ Proceedings, see “Item 4. Information on the Company—Our Recent History and Development—Our Judicial Reorganization Proceedings.”

ANATEL Proceedings

Concurrently with our negotiations with our financial creditors, we engaged in negotiation and litigation with ANATEL, our largest creditor, with respect to the treatment of outstanding claims for fines, interest and penalties in the RJ Proceedings. On November 24, 2016, a hearing was held with the goal of consensually resolving ANATEL’s claims against the RJ Debtors’ as part of a mediation procedure initiated under RJ Proceedings. However, ANATEL filed an appeal against the decision which ordered the mediation, which is pending judgement.

The revised list of creditors submitted to the RJ Court by the Judicial Administrator of the RJ Debtors, or the Second List of Creditors, recognized claims of ANATEL in the aggregate amount of approximately R$11.1 billion. On June 9, 2017 ANATEL filed a challenge to the Second List of Creditors, objecting the inclusion of its claim. We disagree with the amount and are challenging some of the noncompliance events alleged by ANATEL, and are also challenging the fairness of the penalties, emphasizing the unreasonableness of the amount of the imposed fines in light of the alleged noncompliance events.

The inclusion of the claims of ANATEL in the RJ Debtor’s judicial reorganization plan does not require the consent of ANATEL, but instead depends on the recognition of the applicability of the RJ Proceedings to these claims.

On August 23, 2016, ANATEL filed an appeal against the decision of the RJ Court which granted the processing of the RJ Proceedings, stating that the RJ Proceedings did not apply to ANATEL’s claims. On August 29, 2017, the 8th Civil Chamber of the Rio de Janeiro State Court of Justice granted ANATEL’s appeal to maintain the name of the RJ Debtors in the databases of the credit protection agencies, but held that the pre-petition claims of ANATEL were not tax claims and, therefore, were subject to the RJ Proceedings. On October 20, 2017, ANATEL filed a special and an extraordinary appeals against the decision of the 8th Civil Chamber of the Rio de Janeiro State Court of Justice. Judgments on these appeals by the Superior Court of Justice and the Supreme Court of Brazil are pending.

On September 4, 2017, ANATEL filed a request for stay against the decision of the RJ Court that permitted the GCM to be held without granting the request made by ANATEL to exclude all of its claims from the RJ Proceeding. On June 25, 2018 the Special Chamber of the Rio de Janeiro State Court of Justice denied the request.

Recognition Proceedings in the United States

On June 22, 2016, the U.S. Bankruptcy Court entered an order granting the provisional relief requested by the Chapter 15 Debtors in their cases that were filed on June 21, 2016 under Chapter 15 of the United States Bankruptcy Code. This provisional relief prevented (1) creditors from initiating actions against the Chapter 15 Debtors or their property located within the territorial jurisdiction of the United States, and (2) parties from terminating their existing U.S. contracts with the Chapter 15 Debtors.

On July 21, 2016, the U.S. Bankruptcy Court held a hearing with respect to the Chapter 15 Debtors petition for recognition of the RJ Proceedings as a main foreign proceeding with regard to each of the Chapter 15 Debtors and did not receive any objections to such petition.

On July 22, 2016, the U.S. Bankruptcy Court granted the U.S. Recognition Order, as a result of which a stay was automatically applied, preventing (1) the filing, in the United States, of any actions against the Chapter 15 Debtors or their properties located within the territorial jurisdiction of the United States, and (2) parties from terminating their existing U.S. contracts with the Chapter 15 Debtors.

On April 17, 2018, the foreign representative for the Chapter 15 Debtors filed a motion with the U.S. Bankruptcy Court seeking an order of that court granting, among other things, full force and effect to the RJ Plan and the Brazilian Confirmation Order in the United States. On June 14, 2018, the U.S. Bankruptcy Court granted the requested order. As a result, the claims with respect to the Defaulted Bonds that were governed by New York law have been novated and discharged under New York law and the holders of these Defaulted Bonds are entitled only to receive the recovery set forth in the RJ Plan in exchange for the claims represented by these Defaulted Bonds.

Recognition Proceedings in the United Kingdom

On June 23, 2016, the High Court of Justice of England and Wales granted the U.K. Recognition Orders. Together, the U.K. Recognition Orders:

•	stayed the commencement or continuation of individual actions or individual proceedings concerning the assets, rights, obligations or liabilities of Oi, Telemar and Oi Mobile;

•	stayed execution against the assets of Oi, Telemar and Oi Mobile; and

•	suspended the rights of Oi, Telemar and Oi Mobile to transfer, encumber or otherwise dispose of their assets.

On July 28, 2016, the U.K. Recognition Order granted in respect of Oi Mobile was partially modified to lift the suspension on its rights to transfer, encumber or otherwise dispose of its assets.

On May 17, 2018, meetings of each series of bonds issued by PTIF were held at which the bondholders voted in favor of extraordinary resolutions providing for, among other things, the release of Oi’s guarantee for each of the series of PTIF bonds. As a result, the bonds were modified so as to remove Oi’s obligation as a guarantor, leaving only PTIF as obligor. A deed of release evidencing the release of Oi’s guarantee obligations was executed by the parties on July 26, 2018.

As a result of the homologation of the PTIF Composition Plan described below under “—Restructuring of Our Dutch Finance Subsidiaries” on June 20, 2018, the PTIF Composition Plan was automatically recognized by each EU member state of the, including the UK, under the European Insolvency Regulation (2015/848). As a result, the claims against PTIF with respect to the Defaulted Bonds that were governed by English law have been novated and discharged as a matter of English law and the holders of these Defaulted Bonds are entitled only to receive the recovery set forth in the RJ Plan in exchange for the claims represented by these Defaulted Bonds.

Recognition Orders in Portugal

On November 14, 2016, Oi and Telemar requested the Portuguese Court to recognize the RJ Proceedings in Portugal in relation to Oi and Telemar under the Portuguese Insolvency and Corporate Recovery Code. On July 11, 2017, Oi Mobile requested the Portuguese Court to recognize the RJ Proceedings in relation to Oi Mobile under the Portuguese Insolvency and Corporate Recovery Code. The Portuguese Court granted recognition of the RJ Proceedings in Portugal in relation to Oi and Telemar on March 1, 2017 and Oi Mobile on August 4, 2017.

On May 9, 2018, Oi, Telemar and Oi Mobile, along with Copart 4 and Copart 5, filed a request for recognition of the RJ Plan in Portugal with respect to these entities. On August 1, 2018, the Portuguese Court rejected this decision on the grounds that the RJ Plan was still subject to appeal in Brazil. Oi appealed this decision, and on October 26, 2018, the Lisbon Court of Appeal reversed the decision of the Portuguese Court, recognized in Portugal the decision rendered by the RJ Court on January 8, 2018 and published on February 5, 2018, which confirmed the RJ Plan, and ordered the publication of the Brazilian decision in Portugal.

Restructuring of Our Dutch Finance Subsidiaries

Although the RJ Proceedings have been recognized in the United States, England and Wales and Portugal, the laws of The Netherlands do not provide for the recognition of the RJ Proceedings. Two of the RJ Debtors, Oi Coop and PTIF, are organized under the laws of The Netherlands. As a result, a group of holders of some of the Defaulted Bonds issued by Oi Coop and PTIF brought proceedings against these RJ Debtors in The Netherlands.

On June 27, 2016, Syzygy Capital Management, Ltd, an affiliate of Aurelius Capital Management LP, filed a petition for the involuntary bankruptcy of Oi Coop before the Dutch District Court, requesting that the Dutch District Court (1) declare Oi Coop in a state of bankruptcy, and (2) declare the bankruptcy of Oi Coop a main insolvency proceeding within the meaning of Article 3.1 of the European Insolvency Regulation (EC no. 1346/2000). Several other similar petitions were filed by other creditors of Oi Coop during July 2016.

On August 22, 2016, Citicorp Trustee Company Limited, or Citicorp, in its capacity as the trustee in respect of the a series of bonds issued by PTIF, purportedly acting at the direction of the requisite majority of the holders of these bonds, filed a petition for the involuntary bankruptcy of PTIF in the Dutch District Court requesting that the Dutch District Court (1) order the bankruptcy of PTIF, and (2) declare the bankruptcy of PTIF a main insolvency proceeding within the meaning of Article 3.1 of the European Insolvency Regulation (EC no. 1346/2000).

On April 10, 2018, PTIF deposited a draft of the PTIF Composition Plan with the Dutch District Court and Oi Coop deposited a draft of the Oi Coop Composition Plan with the Dutch District Court. The PTIF Composition Plan and the Oi Coop Composition Plan each provide for the restructuring of the claims against PTIF and Oi Coop on substantially the same terms and conditions as the RJ Plan.

On May 17, 2018, meetings of each series of bonds issued by PTIF were held at which the bondholders voted in favor of extraordinary resolutions providing for: (1) the release Oi’s guarantee for each of the relevant series of Defaulted Bonds, (2) the authorization of the trustee of each outstanding series of Defaulted Bonds issued by PTIF to act as a sole creditor of such Defaulted Bonds, submit a claim on behalf of the holders of such Defaulted Bonds to the PTIF Trustee in relation to the PTIF bankruptcy and vote in favor of the PTIF Composition Plan, and (3) authorize the trustee of each outstanding series of Defaulted Bonds issued by PTIF to request the PTIF Trustee in respect of its vote on behalf of PTIF, to vote in favor of the Oi Coop Composition Plan.

On June 1, 2018, at a meeting of the creditors of PTIF in the Netherlands, the creditors of PTIF approved the PTIF Composition Plan and directed the PTIF Trustee to vote PTIF’s claims in Oi Coop in favor of the Oi Coop Composition Plan. Also on June 1, 2018, at a meeting of the creditors of Oi Coop, the creditors of Oi Coop approved the Oi Coop Composition Plan.

On June 11, 2018, the Dutch District Court confirmed the PTIF Composition Plan and the Oi Coop Composition Plan at a homologation hearing. The homologation was subject to an eight day appeal period, which expired on June 19, 2018. As of that date, no appeals had been filed. As a result, the PTIF Composition Plan and the Oi Coop Composition Plan are effective as a matter of Dutch law, the bankruptcies of PTIF and Oi Coop have terminated and the PTIF Composition Plan and the Oi Coop Composition Plan have full force and effect in each member state of the European Union.

Oi Coop Avoidance Proceedings

On May 30, 2017, Mr. Berkenbosch, as Oi Coop’s bankruptcy trustee in the Netherlands, commenced a Dutch Pauliana action on behalf of the Dutch bankruptcy estate of Oi Coop against Oi and Oi Mobile in the Dutch District Court seeking repayment of and damages in relation to several intercompany loans made by Oi Coop to Oi and Oi Mobile.

On July 26, 2017, two funds that are holders of bonds issued by Oi Coop filed a request to join these proceedings in their capacity as creditors of Oi Coop and parties-in-interest the side of Oi and Oi Mobile. On September 13, 2017 and the District Court rendered a judgment in which it allowed the two funds to join the proceedings. Oi Coop, as an entity distinct from its bankruptcy estate, also sought to join the proceeding on the side of defendants Oi and Oi Mobile. On August 2, 2017, Oi Coop’s request for joinder was denied by the Dutch District Court. Oi Coop appealed this judgment. On December 5, 2017 the Court of Appeal rejected Oi Coop’s appeal against the judgment of the Dutch District Court denying the joinder of Oi Coop. On March 5, 2018, Oi Coop filed an appeal to the Dutch Supreme Court against the judgment of the Court of Appeal.

On June 25, 2018, Mr. Berkenbosch requested the Dutch District Court to remove the case from the docket because of the termination of the bankruptcy of Oi Coop. The Dutch District Court placed the case on the docket of October 3, 2018, for parties to inform the Dutch District Court whether they would like to continue the proceedings. On September 12, 2018, parties in interest to the proceeding, including funds Capricorn and Syzygy, informed the Dutch District Court that they agreed with the motion to withdraw the proceeding. On October 3, 2018, the Dutch District Court formally processed the motion to withdraw the proceedings and the proceedings were formally terminated.

On September 14, 2018, Oi Coop requested the Dutch Supreme Court to formally withdraw its appeal in cassation regarding its motion to join the proceedings. The Dutch Supreme Court formally terminated the appeal proceedings on September 28, 2018.

Market Arbitration Chamber Proceeding

Oi’s by-laws provide that disputes arising between shareholders and Oi relating to, among other things, alleged violations of Oi’s by-laws or the Brazilian Corporate Law must be resolved in arbitration proceedings before the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) of the B3. In addition, Oi’s by-laws in effect prior to September 17, 2018, also provided that, prior to the formation of the arbitration panel, emergency measures relating to these alleged violations were required to be brought before an emergency arbitrator (árbitro de apoio) appointed by the Market Arbitration Chamber.

On February 28, 2018, one of our shareholders, Bratel, filed a petition with the Market Arbitration Chamber requesting the commencement of an arbitration against Oi and the appointment of an Emergency Arbitrator. Although the Market Arbitration Chamber does not have jurisdiction to reverse the approval of the RJ Plan by the GCM or to reverse the Brazilian Confirmation Order, Bratel alleged, among other things, that notwithstanding the Judicial Ratification of the RJ Plan by the RJ Court, certain provisions of the RJ Plan, including the Capitalization of Credits Capital Increase, the Cash Capital Increase and the changes to Oi’s corporate governance structure, which we refer to collectively as the “Corporate Law Provisions of the RJ Plan,” were required to be submitted to and approved by an EGM.

On January 8, 2019, Oi, Bratel and Pharol entered into the Pharol Settlement Agreement, which provides, among other things, for the termination of all existing litigation involving Oi, Bratel and Pharol in Brazil and abroad. The effectiveness of the Pharol Settlement Agreement was subject to confirmation by the RJ Court. On February 28, 2019, the RJ Court confirmed the Pharol Settlement Agreement by a decision published in the Official Gazette of the State of Rio de Janeiro on March 12, 2019. This decision became final on April 3, 2019.

As a result of the effectiveness of the Pharol Settlement Agreement, on April 8, 2019, Oi and Pharol filed a motion to terminate this proceeding, which is pending a final order.

Pharol Proceedings in Portugal

By means of the information provided by the media, the registration in the Commercial Registry of some of the Portuguese subsidiaries and Pharol’s announcement to the market via the Portuguese Securities Market Commission platform, Oi acknowledged that in May 2018 Pharol filed a motion for preliminary injunction against Oi and its Portuguese subsidiaries. Under Portuguese law, a preliminary injunction is decided without a prior hearing of the party or parties against whom the injunction is sought. Parties are summoned to the court only in the event that the court decides to grant the injunction. Portuguese Law also provides that the preliminary injunction should be decided, by the first instance court, within 15 days of its request by the moving party. According to Pharol’s announcement to the market via the Portuguese Securities Market Commission platform on September 13, 2018, the preliminary injunction was rejected, and an appeal against that decision was filed. As of the date of this annual report, no judgement has yet been rendered. However, as further described below, in light of the effectiveness of the Pharol Settlement Agreement, Pharol has filed a motion to terminate these proceedings.

Also by means of the information provided by the media and Pharol’s announcement to the market via the Portuguese Securities Market Commission platform, Oi acknowledged that in November 2018, Pharol filed an application against Oi and one of its Portuguese subsidiaries, PT Participações, SGPS, S.A., before the Lisbon Civil Court, pursuant to which it seeks to be compensated by Oi, in the amount of €2,017.1 million, which includes due and falling interest. The proceedings are grounded on the civil liability of Oi arising from an alleged breach of its duty to disclose information during the relationship with Pharol, particularly at the time of the General Meetings held in Lisbon, on September 8, 2014, January 12, 2015 and January 22, 2015. As of the date of this annual report, Oi has not yet been summoned to the proceedings to lodge its opposition. However, as further described below, in light of the effectiveness of the Pharol Settlement Agreement, Pharol has filed a motion to terminate these proceedings.

On January 8, 2019, Oi, Bratel and Pharol entered into the Pharol Settlement Agreement, which provides, among other things, for the termination of all existing litigation involving Oi, Bratel and Pharol in Brazil and abroad. The effectiveness of the Pharol Settlement Agreement was subject to confirmation by the RJ Court. On February 28, 2019, the RJ Court confirmed the Pharol Settlement Agreement by a decision published in the Official Gazette of the State of Rio de Janeiro on March 12, 2019. This decision became final on April 2, 2019.

As a result of the effectiveness of the Pharol Settlement Agreement, Pharol has filed motions to terminate the aforementioned proceedings.

Non-Provisioned Contingencies

We are defendants in various proceedings with no legal precedent involving network expansion plans, compensation for moral and material damages, collections and bidding proceedings, intellectual property and supplementary pension plan, among others, for which we deem the risk of loss as possible and have not recorded any provisions. As of December 31, 2018, we deemed the risk of loss as possible with respect to R$30,080 million of these proceedings. This amount is based on total value of the damages being sought by the plaintiffs; however, the value of some of these claims, cannot be estimated at this time. Typically, we believe the value of individual claims to be beyond the merits of the case in question.

Dividends and Dividend Policy

Dividend Policy

Oi’s dividend distribution policy has historically included the distribution of periodic dividends, based on the annual financial statements approved by Oi’s board of directors, in accordance with the Brazilian Corporate Law and as set forth in Oi’s by-laws, which provide that, in general, a minimum amount of 25% of Oi’s consolidated net income for each fiscal year, as calculated and adjusted for amounts allocated to legal and other applicable reserves in accordance with the Brazilian Corporate Law, must be distributed to shareholders. We refer to this amount as the mandatory distributable amount. Oi may pay the mandatory distributable amount as dividends, interest attributable to shareholders’ equity (which is similar to a dividend but is deductible in calculating corporate income tax and social contribution on net profits, subject to certain limitations imposed by law as described in “Item 10. Additional Information—Taxation—Brazilian Tax Considerations—Interest on Shareholders’ Equity”). Payment of intermediate or interim dividends is also be permitted, subject to market conditions, Oi’s then-prevailing financial condition and other factors deemed relevant by Oi’s board of directors. Oi may set off any payment of interim dividends against the amount of the mandatory distributable amount to be paid in the year in which the interim dividends are paid.

Notwithstanding the above, under Section 10.1 of the RJ Plan, Oi and the other RJ Debtors are prohibited from declaring or paying dividends, interest on shareholders’ equity or other forms of return on capital or making any other payment or distribution on or related to their shares (including any payment related to a merger or consolidation) until the sixth anniversary of the date of the Judicial Ratification of the RJ Plan. After the sixth anniversary of the date of the Judicial Ratification of the RJ Plan, Oi and the other RJ Debtors will be permitted to declare or pay dividends, interest on shareholders’ equity or other forms of return on capital or make any other payment or distribution on or related to their shares (including any payment related to a merger or consolidation) if the ratio of Oi’s consolidated net debt (defined as Financial Credits, minus Cash Balance (in each case as defined in the RJ Plan)) to EBITDA (as defined in the RJ Plan) for the fiscal year ended immediately prior to any such declaration or payment is less than or equal to 2 to 1.

The restrictions of the payment of dividends and other distributions described above are subject to the following exceptions:

•	dividends, return on capital or other distributions made between the RJ Debtors;

•	payments by Oi and the other RJ Debtors to dissenting shareholders, according to applicable law, carried out after the date of the Judicial Ratification of the RJ Plan; and

•	any payment of dividends made in accordance with the RJ Plan.

There shall not be any restriction to the distribution of dividends under the RJ Plan after the full payment of the Financial Credits.

Pursuant to Section 10.2.1 of the RJ Plan, if at any time any two of Standard & Poor’s, Moody’s and Fitch rate Oi as investment grade and no default occurs, the restrictions on distributions imposed by Section 10.1 of the RJ Plan will be suspended. However, if one of these rating agencies, or both of them, subsequently cancels or downgrades Oi’s rating, then the suspended restrictions will be reinstated.

When Oi declares dividends, Oi is generally required to pay them within 60 days of declaring them, unless the shareholders’ resolution establishes another payment date. In any event, if Oi declares dividends, Oi must pay them by the end of the fiscal year for which they are declared. Under Article 9 of Law No. 9,249/95 and Oi’s by-laws, Oi also may pay interest attributable to shareholders’ equity as an alternative form of dividends upon approval of Oi’s board of directors.

Because Oi’s shares are issued in book-entry form, dividends with respect to any share are automatically credited to the account holding such share. Shareholders who are not residents of Brazil must register with the Brazilian Central Bank in order for dividends, sales proceeds or other amounts with respect to their shares to be eligible to be remitted outside of Brazil.

The Common Shares and Preferred Shares underlying our ADSs are held in Brazil by the depositary, which has registered with the Brazilian Central Bank as the registered owner of such Common Shares and Preferred Shares. Payments of cash dividends and distributions, if any, will be made in Brazilian currency to the depositary. The depositary will then convert such proceeds into dollars and will cause such dollars to be distributed to holders of our ADSs. As with other types of remittances from Brazil, the Brazilian government may impose temporary restrictions on remittances to foreign investors of the proceeds of their investments in Brazil, as it did for approximately six months in 1989 and early 1999, and on the conversion of Brazilian currency into foreign currencies, which could hinder or prevent the depositary from converting dividends into U.S. dollars and remitting these U.S. dollars abroad. See “Item 3. Key Information—Risk Factors—Risks Relating to the Common Shares, Preferred Shares and ADSs.”

Distributions of dividends, including interest attributable to shareholders’ equity, in any year are made:

•

first, to the holders of Preferred Shares, up to the greater non-cumulative amount of: (1) 6.0% per year of the amount resulting from Oi’s share capital divided by the number of Oi’s total issued shares, or (2) 3.0% per year of the book value of Oi’s shareholders’ equity divided by the number of Oi’s total issued shares, or the Minimum Preferred Dividend;

•	then, to the holders of Common Shares, until the amount distributed in respect of each Common Share is equal to the amount distributed in respect of each Preferred Share; and

•	thereafter, to the holders of Common Shares and Preferred Shares on a pro rata basis.

Under Oi’s by-laws, if the Minimum Preferred Dividend is not paid for a period of three years, holders of Preferred Shares are entitled to full voting rights. As a result of Oi’s failure to pay the Minimum Preferred Dividend for 2014, 2015 and 2016, holders of Oi’s Preferred Shares obtained full voting rights on April 28, 2017, the date that Oi’s annual shareholders’ meeting approved our financial statements for fiscal year 2016.

Historical Payment of Dividends

Oi has not paid any dividends and/or interest attributable to shareholders’ equity since January 1, 2014.

Taxation of Dividends

Under the current Brazilian tax law, dividends paid to persons who are not Brazilian residents, including holders of ADSs, are not subject to Brazilian withholding tax, except for dividends declared based on profits generated prior to December 31, 1995, which may be subject to Brazilian withholding income tax at varying tax rates. Any payment of interest attributable to shareholders’ equity to holders of Common Shares, Preferred Shares or ADSs, whether or not they are Brazilian residents, is subject to Brazilian withholding tax at the rate of 15%, except that a 25% withholding tax rate applies if the recipient is domiciled in a Favorable Tax Jurisdiction. For information regarding Brazilian tax implications of dividends and interest attributable to shareholders’ equity, see “Item 10. Additional Information—Taxation—Brazilian Tax Considerations.”

Holders of Common Shares, Preferred Shares or ADSs may also be subject to U.S. federal income taxation on dividends and interest attributable to shareholders’ equity. For more information on the U.S. federal income tax implications of dividends and interest attributable to shareholders’ equity, see “Item 10. Additional Information—Taxation—U.S. Federal Income Tax Considerations.”

Significant Changes

Other than as disclosed in this annual report, no significant change has occurred since the date of the audited consolidated financial statements included in this annual report.

ITEM 9.	THE OFFER AND LISTING

Markets for Oi’s Equity Securities

The principal trading market for Common Shares and Preferred Shares is the B3, where they are traded under the symbols “OIBR3” and “OIBR4,” respectively. Common Shares and Preferred Shares began trading on the B3 on July 10, 1992. On November 16, 2001, Preferred ADSs began trading on the NYSE under the symbol “BTM.” On November 17, 2009, Common ADSs began trading on the NYSE under the symbol “BTMC.” On April 9, 2012, the trading symbols for Preferred ADSs and Common ADSs on the NYSE were changed to “OIBR” and “OIBR.C,” respectively.

On June 21, 2016, the NYSE determined that Preferred ADSs should be suspended immediately from trading and commenced procedures to remove Preferred ADSs from listing and registration on the NYSE based on the “abnormally low” trading price of Preferred ADSs. On June 23, 2016, the OTC Markets Group, Inc. began publishing quotations for Preferred ADS in the “pink sheets” under the trading symbol OIBRQ. On July 6, 2016, the NYSE filed a Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934 with the SEC with respect to Preferred ADSs, and Preferred ADSs were removed from listing and registration on the Exchange on July 18, 2016. The Common ADSs continue to be listed and registered on the NYSE.

Oi has registered its Common ADSs and Preferred ADSs with the SEC pursuant to the Exchange Act. On April 23, 2019, there were 741,936,189 Common ADSs outstanding, representing 3,709,680,945 Common Shares, or 64.00% of the outstanding Common Shares, and 35,180,071 Preferred ADSs outstanding, representing 35,180,071 Preferred Shares or 22.56% of the outstanding Preferred Shares.

Price History of the Common Shares, Preferred Shares and ADSs

The tables below set forth the high and low closing sales prices and the approximate average daily trading volume for Common Shares and Preferred Shares on the B3 and the high and low closing sales prices and the approximate average daily trading volume for Common ADSs and Preferred ADSs on the NYSE for the periods indicated.

	B3			NYSE
	Reais per Common Share(1)			U.S. dollars per Common ADS(1)
	Closing Price per Common Share		Average Daily Trading Volume (thousands of shares)	Closing Price per Common ADS		Average Daily Trading Volume (thousands of Common ADSs)
	High	Low		High	Low
	(in reais)			(in U.S. dollars)
2014	48.80	9.15	467.8	101.5	16.6	36.3
2015	9.12	2.06	1,060.9	16.4	2.5	57.7
2016	4.20	0.80	5,236.0	6.1	1.1	178.3
2017	6.06	2.62	1,973.5	9.49	3.94	61.4
2018	4.50	1.24	6,866.0	6.88	1.56	414.4

2017
First Quarter	5.42	2.62	2,533.6	8.48	3.94	64.7
Second Quarter	4.65	3.59	978.9	7.24	5.27	112.3
Third Quarter	5.10	4.00	1,218.0	8.09	6.20	36.7
Fourth Quarter	6.06	3.38	3,232.5	9.49	5.00	32.3

2018
First Quarter	4.50	3.19	5,740.0	6.88	4.85	107.8
Second Quarter	4.50	3.36	3,322.6	5.98	4.36	161.4
Third Quarter	3.95	2.09	4,930.8	5.07	2.47	514.9
Fourth Quarter	2.22	1.24	13,962.0	3.92	1.56	875.2

2019
First Quarter	1.90	1.25	40,621.8	2.46	1.61	2,480.2

Most Recent Six Months
October 2018	2.90	2.25	7,807.4	3.76	2.79	855.0
November 2018	2.22	1.44	14,494.7	3.92	1.85	1,005.1
December 2018	1.43	1.24	20,804.1	1.78	1.56	755.1
January 2019	1.43	1.25	27,792.0	1.90	1.61	1,797.4
February 2019	1.79	1.32	54,267.9	2.29	1.73	3,388.8
March 2019	1.90	1.52	40,437.9	2.46	1.88	2,341.0
April 2019(2)	1.75	1.44	50,336.5	2.18	1.80	2,044.3

(1)

Adjusted to reflect the reverse split of all of the issued Common Shares into one Common Share for each 10 issued Common Shares that became effective on December 22, 2014 and change in the ratio applicable to the Common ADSs as a result of which each Common ADS which formerly represented one Common Share has represented five Common Shares since February 1, 2016.

(2)	Through April 23, 2019.

Source:	Quantum Finance/IPREO

	B3			NYSE/OTC MARKET
	Reais per Preferred Share(1)(2)			U.S. dollars per Preferred ADS(2)
	Closing Price per Preferred Share		Average Daily Trading Volume (thousands of shares)	Closing Price per Preferred ADS		Average Daily Trading Volume (thousands of Preferred ADSs)
	High	Low		High	Low
	(in reais)			(in U.S. dollars)
2014	44.20	8.61	3,692.3	18.80	3.17	1,263.4
2015	8.43	1.30	4,608.5	3.15	0.34	2,327.2
2016(3)	3.47	0.80	8,047.5	0.92	0.17	—
2017	5.10	2.26	4,152.6	1.55	0.65	—
2018	3.92	1.25	2,104.3	1.16	0.26	—

2017
First Quarter	4.80	2.26	6,839.0	1.48	0.65	—
Second Quarter	3.91	2.98	2,120.9	1.24	0.88	—
Third Quarter	3.72	3.16	1,970.5	1.14	0.95	—
Fourth Quarter	5.10	3.05	5,797.2	1.55	0.92	—

2018
First Quarter	3.92	3.29	1,815.4	1.16	0.96	—
Second Quarter	3.53	2.61	1,668.7	1.03	0.73	—
Third Quarter	3.36	1.91	1,370.2	0.89	0.43	—
Fourth Quarter	2.68	1.25	3,647.3	0.76	0.26	—

2019
First Quarter	1.88	1.29	4,410.2	0.50	0.31	—

Most Recent Six Months
October 2018	2.48	1.97	2,016.8	0.69	0.50	—
November 2018	2.68	1.46	4,786.6	0.76	0.36	—
December 2018	1.49	1.25	4,437.5	0.39	0.26	—
January 2019	1.48	1.29	3,426.0	0.40	0.31	—
February 2019	1.80	1.41	5,365.1	0.46	0.36	—
March 2019	1.88	1.51	4,492.8	0.50	0.39	—
April 2019(5)	1.73	1.47	3,885.0	0.45	0.39	—

(1)	Adjusted to reflect the reverse split of all of the issued Preferred Shares into one Preferred Share for each 10 issued Preferred Shares that became effective on December 22, 2014.
(2)	Adjusted to reflect change of ratio from three Preferred Shares per Preferred ADS to one Preferred Share per Preferred ADS effective as of August 15, 2012.
(3)

NYSE/OTC Market prices and volumes represent (1) the closing prices reported by (a) the NYSE from January 1, 2016 through June 21, 2016, the date on which trading of Preferred ADSs was suspended by the NYSE, and (b) the OTC Markets Group, Inc. from June 23, 2016, the date on which quotation reporting for Preferred ADSs commenced on the “pink sheets” of the OTC Markets Group, Inc., through December 31, 2016, and (2) the average of (a) the volumes reported by the NYSE from January 1, 2016 through June 21, 2016, and (b) the volumes reported by OTC Markets Group, Inc. from June 23, 2016 through December 31, 2016.

(4)

NYSE/OTC Market prices and volumes represent (1) the closing prices reported by (a) the NYSE from March 31, 2016 through June 21, 2016, the date on which trading of Preferred ADSs was suspended by the NYSE, and (b) the OTC Markets Group, Inc. from June 23, 2016, the date on which quotation reporting for Preferred ADSs commenced on the “pink sheets” of the OTC Markets Group, Inc., through June 30, 2016, and (2) the average of (a) the volumes reported by the NYSE from March 31, 2016 through June 21, 2016, and (b) the volumes reported by OTC Markets Group, Inc. from June 23, 2016 through June 30, 2016.

(5)	Through April 23, 2019.

Source:	Quantum Finance/IPREO

On April 23, 2019, the closing sales price of:

•	Common Shares on the B3 was R$1.75 per Common Share;

•	Common ADSs on the NYSE was US$2.18 per Common ADS;

•	Preferred Shares on the B3 was R$1.73 per Preferred Share; and

•	Preferred ADSs in the “pink sheets” as reported by the OTC Markets Group, Inc. was US$0.45 per Preferred ADS.

Regulation of Brazilian Securities Markets

The Brazilian securities markets are regulated by the CVM, which has regulatory authority over the stock exchanges and the securities markets generally, the National Monetary Council and the Brazilian Central Bank, which has, among other powers, licensing authority over brokerage firms and which regulates foreign investment and foreign exchange transactions. The Brazilian securities markets are governed by (1) Law No. 6,385, as amended and supplemented, which is the principal law governing the Brazilian securities markets, (2) the Brazilian Corporate Law, and (3) the regulations issued by the CVM, the National Monetary Council and the Brazilian Central Bank.

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

However, the Brazilian securities markets are not as highly regulated or supervised as U.S. securities markets or securities markets in some other jurisdictions. In addition, rules and policies against self-dealing or for preserving shareholder interests may be less well-defined and enforced in Brazil than in the United States, which may put holders of Common Shares and Common ADSs at a disadvantage. Finally, corporate disclosures also may be less complete than for public companies in the United States and certain other jurisdictions.

Under the Brazilian Corporate Law, a company is either publicly held (companhia aberta), as Oi is, or privately held (companhia fechada). All publicly held companies are registered with the CVM and are subject to reporting and regulatory requirements. A company registered with CVM may have its securities traded either on the B3 or in the Brazilian over-the-counter market. Shares of companies, such as Oi, that are listed on the B3 may not simultaneously trade on the Brazilian over-the-counter market. The shares of a publicly held company may also be traded privately, subject to certain limitations.

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

Brazilian regulations also require that any person or group of persons representing the same interest that has directly or indirectly carried out a material transaction or set of transactions by which the equity interest held by such person or group of persons surpasses or falls below the thresholds of 5%, or any 5% multiple thereof, of a type or class of shares of a publicly traded company must provide such publicly traded company with information on such transaction and its purpose, and such company must transmit this information to the CVM. If this acquisition causes a change in the control of the company or in the administrative structure of the company, or if this acquisition triggers the obligation to make a public offering in accordance with CVM Instruction No. 361, as amended, then the acquirer must disclose this information to the applicable stock exchanges and the same means of communication usually adopted by the company.

Trading on the B3

Overview of the B3

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

In May 2008, the BOVESPA merged with the Commodities and Futures Exchange (Bolsa de Mercadorias & Futuros) to form the BM&FBOVESPA. In November 2008, the CBLC merged with the BM&FBOVESPA. As a result, the BM&FBOVESPA now performs its own settlement, clearing and depositary services. In March 2017, BM&FBOVESPA merged with Cetip S.A. – Mercados Organizados, a settlement and clearing house in Brazil to form the B3 S.A. – Brasil, Bolsa, Balcão.

Trading and Settlement

Trading of equity securities on the B3 is conducted through an electronic trading system called Megabolsa every business day, typically from 10:00 a.m. to 5:00 p.m., São Paulo time. During certain months, however, to account for daylight saving time in Brazil and more closely align with trading hours in the United States, trading hours on the B3 are extended by one hour to 6:00 p.m., São Paulo time. When trading ends at 5:00 p.m. São Paulo time, trading of equity securities on the B3 is also conducted after market between 5:25 p.m. and 6:00 p.m., São Paulo time, in an after-market system connected to both traditional brokerage firms and brokerage firms operating on the internet. This after-market trading is subject to regulatory limits on price volatility of securities and on the volume of shares traded by investors operating on the internet. When trading ends at 5:00 p.m. São Paulo time, there is no after market trading.

Since March 2003, market making activities have been allowed on the B3. As of the date of this annual report Credit Suisse (Brasil) S.A. Corretora de Títulos e Valores Mobiliários acts as market maker of the Common Shares and Preferred Shares on the B3. Trading in securities listed on the B3 may be effected off the exchange in the unorganized over-the-counter market under certain circumstances, although such trading is very limited.

The trading of securities of a company on the B3 is automatically suspended when a Company announces a material event. It is also recommended that the company simultaneously make a request to suspend trading in any international stock exchange in which its securities are traded. The CVM and the B3 have discretionary authority to suspend trading in shares of a particular issuer, based on or due to a belief that, among other reasons, a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or the B3.

In order to reduce volatility, the B3 has adopted a “circuit breaker” mechanism under which trading sessions may be suspended for a period of 30 minutes or one hour whenever the Ibovespa index falls 10% or 15%, respectively, compared to the closing of the previous trading session. Also, if after the reopening of the market the Ibovespa falls 20% compared to the closing of the previous day, the operations are suspended for a certain period to be defined by the B3. This mechanism is not applied in the last half hour of the trading session.

Settlement of transactions on the B3 is effected three business days after the trade date, without adjustment of the purchase price for inflation. Delivery of and payment for shares is made through the facilities of the clearing and settlement chamber of the B3. The seller is ordinarily required to deliver shares to the clearing and settlement chamber of the B3 on the second business day following the trade date.

Regulation of Foreign Investments

Trading on the B3 by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes, or a Non-Brazilian Holder, is subject to certain limitations under Brazilian foreign investment regulations. With limited exceptions, Non-Brazilian Holder may trade on the B3 only in accordance with the requirements of Annex I of Resolution No. 4,373 of the National Monetary Council. Annex I of Resolution No. 4,373 requires that securities held by Non-Brazilian Holders be registered, maintained in the custody of, or maintained in deposit accounts with, financial institutions that are authorized by the Brazilian Central Bank and the CVM, as applicable. Subject to limited exceptions provided in the CVM regulation or previous CVM authorization, Annex I of Resolution No. 4,373 requires Non-Brazilian Holders (1) to restrict their securities trading to transactions on the B3 or qualified over-the-counter markets; and (2) to not transfer the ownership of investments made under Annex I of Resolution No. 4,373 through private transactions. See “Item 10. Additional Information—Exchange Controls—Annex I of Resolution No. 4,373,” and “Item 10. Additional Information—Exchange Controls—Annex II of Resolution No. 4,373 – ADSs” for further information about Resolution No. 4,373, and “Item 10. Additional Information—Taxation—Brazilian Tax Considerations—Taxation of Gains” for a description of certain tax benefits extended to Non-Brazilian Holders who qualify under Resolution No. 4,373.

B3 Corporate Governance Standards

In December 2000, the B3 introduced three special listing segments:

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

Oi’s shares joined Level 1 of Differentiated Corporate Governance Practices on December 14, 2012. As a Level 1 company, Oi must, among other things:

•	ensure that shares representing 25% of its total share capital are effectively available for trading;

•	adopt offering procedures that favor widespread ownership of shares whenever Oi makes a public offering;

•	comply with minimum quarterly disclosure standards, including issuing consolidated financial information, a cash flow statement, and special audit revisions on a quarterly basis;

•

follow stricter disclosure policies with respect to contracts with related parties, material contracts and transactions involving its securities made by its controlling shareholders, if any, directors or executive officers;

•	make a schedule of corporate events available to its shareholders; and

•	hold public meetings with analysts and investors at least annually.

Pursuant to the regulations of the B3, the members of Oi’s board of directors and board of executive officers are personally liable for its compliance with the rules and regulations of the B3’s Level 1 Listing Segment.

Moreover, in September 2015, Oi amended its by-laws in order to comply with the rules of the Novo Mercado segment of the B3 even though Oi has not formally joined this special listing segment. These amendments include the requirement that at least 20% of the members of Oi’s board of directors be independent members as defined in the listing regulations of the Novo Mercado and Article 141, paragraphs 4 and 5 of the Brazilian Corporate Law.

ITEM 10.	ADDITIONAL INFORMATION

Description of Oi’s By-laws

The following is a summary of the material provisions of Oi’s by-laws and of the Brazilian Corporate Law. In Brazil, a company’s by-laws (estatuto social) are the principal governing document of a corporation (sociedade anônima). This summary also includes relevant provisions of the RJ Plan. In case of a conflict and/or discrepancy between the RJ Plan and Oi’s by-laws’ rules, the RJ Plan shall prevail.

General

Oi’s registered name is Oi S.A. – In Judicial Reorganization, and its registered office is located in the City of Rio de Janeiro, State of Rio de Janeiro, Brazil. Oi’s registration number with the Board of Trade of the State of Rio de Janeiro is No. 33.3.0029520-8. Oi has been duly registered with the CVM under No. 11312 since March 27, 1980. Oi’s headquarters are located in City of Rio de Janeiro, State of Rio de Janeiro, Brazil. Oi has a perpetual existence.

As of December 31, 2018, Oi had outstanding share capital of R$32,038,471,375,00, comprised of 2,455,973,860 total shares, consisting of 2,298,246,619 issued Common Shares and 157,727,241 issued Preferred Shares, including 32,030,595 Common Shares and 1,811,755 Preferred Shares held in treasury. As of April 23, 2019, Oi had outstanding share capital of R$32,538,937,370.00, comprised of 5,954,205,001 total shares, consisting of 5,796,477,760 issued Common Shares and 157,727,241 issued Preferred Shares, including 30,595 Common Shares and 1,811,755 Preferred Shares held in treasury. All of Oi’s outstanding share capital is fully paid. All of Oi’s shares are without par value. Under the Brazilian Corporate Law, the aggregate number of Oi’s non-voting and limited voting preferred shares may not exceed two-thirds of Oi’s total outstanding share capital. In addition, Oi’s board of directors may increase Oi’s share capital to a number of Common Shares equivalent to R$38,038,701,741.49, provided that no Preferred Shares are issued by Oi in public or private subscriptions.

Section 5.3 of the RJ Plan allows Oi to raise up to R$2.5 billion in additional funds during the two-year period beginning on the Brazilian Confirmation Date, which occurred on February 5, 2018, including through additional capital increases. Any such additional capital increases must comply with the terms of the RJ Plan and Oi’s by-laws.

Corporate Purposes

Under Article 2 of Oi’s by-laws, Oi’s corporate purposes are:

•	to offer telecommunications services and all activities required or useful for the operation of these services, in conformity with its concessions, authorizations and permits;

•	to participate in the capital of other companies;

•	to organize wholly-owned subsidiaries for the performance of activities that are consistent with its corporate purposes and recommended to be decentralized;

•	to import, or promote the importation of, goods and services that are necessary to the performance of activities consistent with its corporate purposes;

•	to provide technical assistance services to other telecommunications companies engaged in activities of common interest;

•	to perform study and research activities aimed at the development of the telecommunications sector;

•

to enter into contracts and agreements with other telecommunications companies or other persons or entities to assure the operations of its services, with no loss of its attributions and responsibilities; and

•	to perform other activities related to the above corporate purposes.

Board of Directors

Oi’s by-laws provide for a board of directors of up to 11 members with no alternate members. Members who are absent at meetings will be entitled to appoint a substitute among the present members to vote in their stead. Under Oi’s by-laws, any matters subject to the approval of Oi’s board of directors can be approved only by a majority of votes of the members of Oi’s board of directors. In the event of a tie, the chairman of the board of directors shall cast the deciding vote. Under Oi’s by-laws, Oi’s board of directors may only deliberate if a majority of its members are present at a duly convened meeting.

Oi’s board of directors is presided over by the chairman of the board of directors and, in his or her absence, on an interim basis, by the vice-chairman of the board of directors and, in his or her absence, on an interim basis, by another member appointed by the chairman or, if no such member has been appointed, by another member appointed by the other members in attendance. Pursuant to Oi’s by-laws, the chairman and vice-chairman of Oi’s board of directors are elected by the members of the Oi’s board of directors during their first meeting following their election. Oi’s by-laws provide that the positions of chairman of Oi’s board of directors and Oi’s chief executive officer or principal executive may not be held by the same person.

The following paragraphs describe the material provisions of Oi’s by-laws and of the Brazilian Corporate Law that apply to the members of Oi’s board of directors.

Election of Directors

The members of Oi’s board of directors are elected at general meetings of shareholders for concurrent two-year terms.

Generally, members of Oi’s board of directors are subject to removal at any time with or without cause at a general meeting of shareholders. The RJ Plan, however, provides certain corporate governance rules that apply to Oi’s board of directors during the effectiveness of the RJ Plan, superseding the provisions of Oi’s by-laws. As provided in the RJ Plan, until the expiration of the term of Oi’s current board of directors, which will occur on September 17, 2020, the members of Oi’s board of directors may not be removed from office, except due to gross mistake, willful misconduct, gross negligence, abuse of term of office or violation of fiduciary duties in accordance with applicable law. Following the expiration of the term of Oi’s current board of directors, the election of subsequent boards of directors will follow the rules established by Oi’s by-laws and the Brazilian Corporate Law.

The tenure of the members of the board of directors and board of executive officers is conditioned on such members signing a Term of Consent (Termo de Anuência dos Administradores) in accordance with the Level 1 Corporate Governance Listing Segment of the B3 and complying with applicable legal requirements.

Qualification of Directors

There is no minimum share ownership or residency requirement to qualify for membership on Oi’s board of directors. Oi’s by-laws do not require the members of its board of directors to be residents of Brazil. The Brazilian Corporate Law requires each of Oi’s executive officers to be residents of Brazil. The tenure of the members of the board of directors will be conditioned on the appointment of a representative who resides in Brazil, with powers to receive service of process in proceedings initiated against such member based on the corporate legislation, by means of a power-of-attorney with a validity term of at least three years after the end of the term of office. Pursuant to Oi’s by-laws, Oi’s directors may not (1) hold positions, particularly positions in advisory, management or audit committees, of companies that compete with Oi or its subsidiaries, and (2) may not have conflicts of interest with Oi or its subsidiaries.

Pursuant to Oi’s by-laws, at least 20% of the members of Oi’s board of directors must be independent as defined in the listing regulations of the Novo Mercado segment of the B3 and must be expressly declared as independent in the shareholders’ meeting that elects them, being also considered as independent the members elected as per article 141, paragraphs 4 and 5 of the Brazilian Corporate Law. All of the members of Oi’s board of directors are independent.

Fiduciary Duties and Conflicts of Interest

All members of Oi’s board of directors owe fiduciary duties to Oi and all of Oi’s shareholders.

Under the Brazilian Corporate Law, if one of Oi’s directors or executive officers has a conflict of interest with Oi in connection with any proposed transaction, such director or executive officer may not vote in any decision of Oi’s board of directors or of Oi’s board of executive officers, as the case may be, regarding such transaction and must disclose the nature and extent of his or her conflicting interest for inclusion in the minutes of the applicable meeting.

Any transaction in which one of Oi’s directors or executive officers may have an interest, including any financings, can only be approved on reasonable and fair terms and conditions that are no more favorable than the terms and conditions prevailing in the market or offered by third parties. If any such transaction does not meet this requirement, then the Brazilian Corporate Law provides that the transaction may be nullified and the interested director or executive officer must return to Oi any benefits or other advantages that he or she obtained from, or as result of, such transaction. Under the Brazilian Corporate Law and upon the request of a shareholder who owns at least 5.0% of Oi’s total share capital, Oi’s directors and executive officers must reveal to Oi’s shareholders at an ordinary meeting of Oi’s shareholders certain transactions and circumstances that may give rise to a conflict of interest. In addition, Oi or any shareholder who owns 5.0% or more of Oi’s share capital may bring an action for civil liability against directors and executive officers for any losses caused to Oi as a result of a conflict of interest.

Compensation

Under Oi’s by-laws, holders of Common Shares approve the aggregate compensation payable to Oi’s board of directors, board of executive officers and fiscal council. Subject to this approval, Oi’s board of directors establishes the compensation of its members and of Oi’s executive officers. See “Item 6. Directors, Senior Management and Employees—Compensation.”

Mandatory Retirement

Neither the Brazilian Corporate Law nor Oi’s by-laws establish any mandatory retirement age for Oi’s directors or executive officers.

Share Capital

Under the Brazilian Corporate Law, the number of Oi’s issued and outstanding non-voting shares or shares with limited voting rights, such as Preferred Shares, may not exceed two-thirds of Oi’s total outstanding share capital.

Each Common Share entitles its holder to one vote at Oi’s annual and extraordinary shareholders’ meetings. Holders of Common Shares are not entitled to any preference in respect of dividends or other distributions or otherwise in case of Oi’s liquidation.

Preferred Shares are non-voting, except in limited circumstances, and do not have priority over Common Shares in the case of Oi’s liquidation. See “—Voting Rights” for information regarding the voting rights of Oi’s preferred shares and “Item 8. Financial Information—Dividends and Dividend Policy” and “—Dividend Preference of Preferred Shares” for information regarding the distribution preferences of Preferred Shares.

The issuance of new preferred shares by Oi is prohibited.

Shareholders’ Meetings

Under the Brazilian Corporate Law, Oi’s shareholders must hold their ordinary annual meeting by April 30 of each year in order to:

•

approve or reject the financial statements approved by Oi’s board of directors and board of executive officers, including any recommendation by Oi’s board of directors for the allocation of net profit and distribution of dividends; and

•	elect members of Oi’s board of directors (upon expiration of their two-year terms) and members of Oi’s fiscal council.

In addition to the annual shareholders’ meetings, holders of Common Shares have the power to determine any matters related to changes in Oi’s corporate purposes and to pass any resolutions they deem necessary to protect and enhance Oi’s development whenever Oi’s interests so require, by means of extraordinary shareholders’ meetings.

Oi convenes shareholders’ meetings, including the annual shareholders’ meeting, by publishing a notice in the national edition of Valor Econômico, a Brazilian newspaper, and in the Official Gazette of the State of Rio de Janeiro. Under the Brazilian Corporate Law, on the first call of any meeting, the notice must be published no fewer than three times, beginning at least 15 calendar days prior to the scheduled meeting date, and companies that have issued ADSs must publish their notice at least 30 days prior to the scheduled meeting date. Oi publishes notices of meetings 30 calendar days prior to the scheduled meeting date. The notice must contain the meeting’s place, date, time, agenda and, in the case of a proposed amendment to Oi’s by-laws, a description of the subject matter of the proposed amendment.

Oi’s board of directors may convene a shareholders’ meeting. Under the Brazilian Corporate Law, shareholders’ meetings also may be convened by Oi’s shareholders as follows:

•	by any of Oi’s shareholders if, under certain circumstances set forth in the Brazilian Corporate Law, Oi’s directors do not convene a shareholders’ meeting required by law within 60 days;

•	by shareholders holding at least 5% of Oi’s total share capital if, after a period of eight days, Oi’s directors fail to call a shareholders’ meeting that has been requested by such shareholders; and

•

by shareholders holding at least 5% of either Oi’s total voting share capital or Oi’s total non-voting share capital, if after a period of eight days, Oi’s directors fail to call a shareholders’ meeting for the purpose of appointing a fiscal council that has been requested by such shareholders.

In addition, Oi’s fiscal council may convene a shareholders’ meeting if Oi’s board of directors does not convene an annual shareholders’ meeting within 30 days or at any other time to consider any urgent and serious matters.

Each shareholders’ meeting shall be convened and presided over by the chairman of the board of directors or his or her valid proxy. In the case of absence of the chairman or his or her proxy, the meeting shall be convened and presided over by the vice-chairman of the board of directors or his or her valid proxy. In the case of absence of the vice-chairman or his or her proxy, the meeting shall be convened and presided by any director present at the meeting. The chairman of the meeting shall be responsible for choosing the secretary of the meeting.

In order for a valid action to be taken at a shareholders’ meeting, shareholders representing at least 25% of Oi’s issued and outstanding voting share capital must be present on first call. However, shareholders representing at least two-thirds of Oi’s issued and outstanding voting share capital must be present on first call at a shareholders’ meeting called to amend Oi’s by-laws. If a quorum is not present, Oi’s board of directors may issue a second call by publishing a notice as described above at least eight calendar days prior to the scheduled meeting. Except as otherwise provided by law, the quorum requirements do not apply to a meeting held on the second call, and the shareholders’ meetings may be convened with the presence of shareholders representing any number of shares (subject to the voting requirements for certain matters described below). A shareholder without a right to vote may attend a shareholders’ meeting and take part in the discussion of matters submitted for consideration.

Voting Rights

Under the Brazilian Corporate Law and Oi’s by-laws, each Common Share entitles its holder to one vote at Oi’s shareholders’ meetings. Preferred Shares generally do not confer voting rights, except in limited circumstances described below. Oi may not restrain or deny any voting rights without the consent of the majority of the shares affected. Whenever the shares of any class of share capital are entitled to vote, each share is entitled to one vote.

Voting Rights of Common Shares

Except as otherwise provided by law, resolutions of a shareholders’ meeting are passed by a simple majority vote of the holders of Common Shares present or represented at the meeting, without taking abstentions into account. Under the Brazilian Corporate Law, the approval of shareholders representing at least half of Oi’s outstanding voting shares is required for the types of action described below:

•	reducing the mandatory dividend set forth in Oi’s by-laws;

•	changing its corporate purpose;

•	merging Oi with another company, or consolidating Oi, subject to the conditions set forth in the Brazilian Corporate Law;

•	transferring all of Oi’s shares to another company, known as an “incorporação de ações” under the Brazilian Corporate Law;

•	participating in a centralized group of companies (grupo de sociedades) as defined under the Brazilian Corporate Law and subject to the conditions set forth in the Brazilian Corporate Law;

•	dissolving or liquidating Oi or canceling any ongoing liquidation;

•	creating any founders’ shares (partes beneficiárias) entitling the holders thereof to participate in Oi’s profits; and

•	spinning-off of all or any part of Oi.

Decisions on the transformation of Oi into another form of company require the unanimous approval of Oi’s shareholders, including the holders of Preferred Shares.

Oi is required to give effect to shareholders’ agreements that contain provisions regarding the purchase or sale of Oi’s shares, preemptive rights to acquire Oi’s shares, the exercise of the right to vote Oi’s shares or the power to control Oi, if these agreements are filed at Oi’s headquarters in Rio de Janeiro. Brazilian Corporate Law requires the president of any meeting of shareholders or board of directors to disregard any vote taken by any of the parties to any shareholders’ agreement that has been duly filed with Oi that violates the provisions of any such agreement. In the event that a shareholder that is party to a shareholders’ agreement (or a director appointed by such shareholder) is absent from any meeting of shareholders or board of directors or abstains from voting, the other party or parties to that shareholders’ agreement have the right to vote the shares of the absent or abstaining shareholder (or on behalf of the absent director) in compliance with that shareholders’ agreement. Currently, no shareholders’ agreement affecting Oi’s shares has been filed at Oi’s headquarters in Rio de Janeiro.

Under the Brazilian Corporate Law, neither Oi’s by-laws nor actions taken at a shareholders’ meeting may deprive any of Oi’s shareholders of certain specific rights, including:

•	the right to participate in the distribution of Oi’s profits;

•	the right to participate in any remaining residual assets in the event of Oi’s liquidation;

•	the right to supervise the management of Oi’s corporate business as specified in the Brazilian Corporate Law;

•	the right to preemptive rights in the event of an issuance of Oi’s shares, debentures convertible into Oi’s shares or subscription bonuses, other than as provided in the Brazilian Corporate Law; and

•	the right to withdraw from Oi under the circumstances specified in the Brazilian Corporate Law.

Voting Rights of Minority Shareholders

Shareholders holding shares representing not less than 5% of Oi’s voting shares have the right to request that Oi adopt a cumulative voting procedure for the election of the members of Oi’s board of directors. This procedure must be requested by the required number of shareholders at least 48 hours prior to a shareholders’ meeting.

Under the Brazilian Corporate Law, shareholders that are not controlling shareholders, but that together hold either:

•	Preferred Shares representing at least 10% of Oi’s total share capital; or

•

Common Shares representing at least 15% of Oi’s voting capital, have the right to appoint one member to Oi’s board of directors at Oi’s annual shareholders’ meeting. If no group of holders of Common Shares or Preferred Shares meets the thresholds described above, shareholders holding Common Shares or Preferred Shares representing at least 10% of Oi’s total share capital are entitled to combine their holdings to appoint one member to Oi’s board of directors. In the event that minority holders of Common Shares and/or holders of non-voting Preferred Shares elect a director and the cumulative voting procedures described above are also used, Oi’s controlling shareholders, if any, always retain the right to elect at least one member more than the number of members elected by the other shareholders, regardless of the total number of members of Oi’s board of directors. The shareholders seeking to exercise these minority rights must prove that they have held their shares for not less than three months preceding the shareholders’ meeting at which the director will be appointed.

Under Oi’s by-laws, holders of Preferred Shares may appoint, by separate voting, one board member.

In accordance with the Brazilian Corporate Law, the holders of Preferred Shares are entitled to elect one member and an alternate to Oi’s fiscal council in a separate election. Minority shareholders have the same right as long as they jointly represent 10% or more of the voting shares. The other shareholders with the right to vote may elect the remaining members and alternates, who, in any event, must number more than the directors and alternates elected by the holders of Preferred Shares and the minority shareholders.

Voting Rights of Preferred Shares

Holders of Preferred Shares are not entitled to vote on any matter, except:

•	with respect to the election of a member of Oi’s board of directors by holders of Preferred Shares holding at least 10% of Oi’s total share capital as described above;

•	with respect to the election of a member and alternate member of Oi’s fiscal council as described above;

•

with respect to the approval of the contracting of foreign entities related to the controlling shareholders of Oi, if any, to provide management services, including technical assistance. In these cases, Preferred Shares will have the right to vote separately from the Common Shares;

•

with respect to the approval of the contracting of foreign entities related to the controlling shareholders of Oi, if any, to provide management services, including technical assistance, the remuneration for which shall not exceed 0.1% of Oi’s consolidated annual sales for fixed switched telephone service, net of taxes; and

•	in the limited circumstances described below.

The Brazilian Corporate Law and Oi’s by-laws provide that our Preferred Shares will acquire unrestricted voting rights and will be entitled to vote together with our Common Shares on all matters put to a vote in Oi’s shareholders’ meetings if the Minimum Preferred Dividend (as determined in accordance with Oi’s by-laws and Brazilian Corporate Law) is not paid for a period of three years. As a result of Oi’s failure to pay the Minimum Preferred Dividend for 2014, 2015 and 2016, holders of our Preferred Shares obtained full voting rights on April 28, 2017, the date that Oi’s annual shareholders’ meeting approved our financial statements for fiscal year 2016.

This voting right will continue until the date on which Oi pays the Minimum Preferred Dividend for the then-most recently completed fiscal year. During the period during which holders of Preferred Shares are entitled to vote together with Common Shares, holders of Preferred Shares will not be entitled to the separate votes described above with respect to the election of a member of Oi’s board of directors, a member and alternate member of Oi’s fiscal council, the approval of the contracting of foreign entities, or decisions relating to the employment of foreign entities.

Liquidation

Oi may be liquidated in accordance with the provisions of Brazilian law. In the event of Oi’s extrajudicial liquidation, a shareholders’ meeting will determine the manner of Oi’s liquidation and appoint Oi’s liquidator and Oi’s fiscal council that will function during the liquidation period.

Upon Oi’s liquidation, Preferred Shares do not have a liquidation preference over Common Shares in respect of the distribution of Oi’s net assets, but shall be entitled to unrestricted voting rights. In the event of Oi’s liquidation, the assets available for distribution to Oi’s shareholders would be distributed to Oi’s shareholders in an amount equal to their pro rata share of Oi’s legal capital. If the assets to be so distributed are insufficient to fully compensate all of Oi’s shareholders for their legal capital, each of Oi’s shareholders would receive a pro rata amount (based on their pro rata share of Oi’s legal capital) of any assets available for distribution.

Preemptive Rights

Under the Brazilian Corporate Law, each of Oi’s shareholders has a general preemptive right to subscribe for Oi’s shares or securities convertible into Oi’s shares in any capital increase, in proportion to the number of Oi’s shares held by such shareholder.

Under Oi’s by-laws, Oi’s board of directors or Oi’s shareholders, as the case may be, may decide not to extend preemptive rights to Oi’s shareholders with respect to any issuance of Oi’s shares, debentures convertible into Oi’s shares or warrants made in connection with a public exchange made to acquire control of another company or in connection with a public offering or sale through a stock exchange. The preemptive rights are transferable and must be exercised within a period of at least 30 days following the publication of notice of the issuance of shares or securities convertible into Oi’s shares. Holders of ADSs may not be able to exercise the preemptive rights relating to Oi’s shares underlying their ADSs unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements of the Securities Act is available. Oi is not obligated to file a registration statement with respect to the shares relating to these preemptive rights or to take any other action to make preemptive rights available to holders of ADSs, and Oi is not required to file any such registration statement.

Redemption, Amortization, Tender Offers and Rights of Withdrawal

Oi’s by-laws or Oi’s shareholders at a shareholders’ meeting may authorize Oi to use its profits or reserves to redeem or amortize Oi’s shares in accordance with conditions and procedures established for such redemption or amortization. The Brazilian Corporate Law defines “redemption” (resgate de ações) as the payment of the value of the shares in order to permanently remove such shares from circulation, with or without a corresponding reduction of Oi’s share capital. The Brazilian Corporate Law defines “amortization” (amortização) as the distribution to the shareholders, without a corresponding capital reduction, of amounts that they would otherwise receive if Oi were liquidated. If an amortization distribution has been paid prior to Oi’s liquidation, then upon Oi’s liquidation, the shareholders who did not receive an amortization distribution will have a preference equal to the amount of the amortization distribution in the distribution of Oi’s capital.

The Brazilian Corporate Law authorizes Oi’s shareholders to approve in a shareholders’ meeting the redemption of Oi’s shares not held by Oi’s controlling shareholders, if any, if after a tender offer effected for the purpose of delisting Oi as a publicly held company, Oi’s controlling shareholders, if any, increase their participation in Oi’s total share capital to more than 95%. The redemption price in such case would be the same price paid for Oi’s shares in any such tender offer.

The Brazilian Corporate Law and Oi’s by-laws also require the acquirer of control (in case of a change of control) or the controller (in case of delisting or a substantial reduction in liquidity of Oi’s shares) to make a tender offer for the acquisition of the shares held by minority shareholders under certain circumstances described below under “—Mandatory Tender Offers.” The shareholder can also withdraw its capital from Oi under certain circumstances described below under “—Rights of Withdrawal.”

Mandatory Tender Offers

The Brazilian Corporate Law requires that if the Common Shares are delisted from the B3 or there is a substantial reduction in liquidity of the Common Shares, as defined by the CVM, in each case as a result of purchases by Oi’s controlling shareholders, Oi’s controlling shareholders must effect a tender offer for acquisition of the remaining Common Shares at a purchase price equal to the fair value of the Common Shares taking into account the total number of outstanding Common Shares. Oi’s by-laws require the cancellation of Oi’s registration as a public company with the CVM or Oi’s delisting from the Level 1 Corporate Governance Listing Segment of the B3 be preceded by a public tender offer for acquisition of the all of the capital stock of Oi based on a fair market valuation of Oi’s capital stock, in accordance with the Brazilian Corporate Law and the regulations issued by the CVM. The requirement to conduct a mandatory tender offer preceding Oi’s delisting from the Level 1 Corporate Governance Listing Segment of the B3 may be avoided if Oi instead joins the Novo Mercado or Level 2 Corporate Governance Listing Segment of the B3 or, certain conditions being met, in the case of a voluntary withdrawal from the Level 1 Corporate Governance Listing Segment of the B3.

Oi’s by-laws require that any transaction or series of transactions that results in a change of control of Oi be preceded by a public offer for the purchase of all of Oi’s capital stock by the prospective purchaser in order to ensure the equitable treatment of all of Oi’s shareholders, in accordance with the rules of the Novo Mercado segment of the B3.

Rights of Withdrawal

The Brazilian Corporate Law provides that, in certain limited circumstances, a dissenting shareholder may withdraw its equity interest from Oi and be reimbursed by Oi for the value of the Common Shares or Preferred Shares that it then holds.

This right of withdrawal may be exercised by the dissenting or non-voting holders (including any holder of Preferred Shares) in the event that the holders of a majority of all outstanding Common Shares authorize:

•	a reduction of the mandatory dividend set forth in Oi’s by-laws;

•

to create Preferred Shares or to increase the existing classes of Preferred Shares, without maintaining the proportion with the remaining classes of Preferred Shares, except if provided for and authorized in the by-laws, subject to the conditions set forth in the Brazilian Corporate Law;

•

changes in the preferences, advantages and conditions of redemption or amortization of one or more classes of Preferred Shares, or the creation of a new class with greater privileges, subject to the conditions set forth in the Brazilian Corporate Law;

•	Oi’s participation in a centralized group of companies;

•	to merge into another company or to consolidate with another company, subject to the conditions set forth in the Brazilian Corporate Law;

•	a change in Oi’s corporate purpose;

•

spinning off of all or any part of Oi, if such spin-off results in (1) a change in Oi’s business purpose (except if the spun-off assets revert to a company whose main purpose is the same as Oi’s), (2) a reduction of the mandatory dividend set forth in Oi’s by-laws, or (3) Oi’s participation in a centralized group of companies; or

•	in one of the following transactions in which the shares held by such holders do not meet liquidity and dispersion thresholds under the Brazilian Corporate Law:

➣	the merger of Oi with another company, or the consolidation of Oi, in a transaction in which Oi is not the surviving entity;

➣	the transfer of all of the outstanding shares of another company to Oi in an incorporação de ações transaction; or

➣	Oi’s participation in a centralized group of companies.

Dissenting or non-voting shareholders are also entitled to withdraw in the event that the entity resulting from a merger or spin-off does not have its shares listed in an exchange or traded in the secondary market within 120 days from the shareholders’ meeting that approved the relevant merger or spin-off.

Notwithstanding the above, in the event that Oi is consolidated or merged with another company, becomes part of a centralized group of companies, or acquires the control of another company for a price in excess of certain limits imposed by the Brazilian Corporate Law, holders of any type or class of Oi’s shares or the shares of the resulting entity that have minimal market liquidity and are dispersed among a sufficient number of shareholders will not have the right to withdraw. For this purpose, shares that are part of the IBOVESPA index are considered liquid, and sufficient dispersion will exist if the controlling shareholder, the parent company or other companies under its control hold less than half of the total number of outstanding shares of that type or class. In case of a spin-off, the right of withdrawal will only exist if (1) there is a change in the corporate purpose, (2) there is a reduction in the mandatory dividend, or (3) the spin-off results in Oi’s participation in a centralized group of companies.

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

The redemption of shares arising out of the exercise of any withdrawal rights would be made at the book value of the shares, determined on the basis of Oi’s most recent audited balance sheet approved by Oi’s shareholders. If the shareholders’ meeting approving the action that gave rise to withdrawal rights occurred more than 60 days after the date of the most recent approved audited balance sheet, a shareholder may demand that its shares be valued on the basis of a balance sheet prepared specifically for this purpose.

The right of withdrawal lapses 30 days after the date of publication of the minutes of the shareholders’ meeting that approved the action that gave rise to withdrawal rights, except when the resolution is approved pending confirmation by the holders of Preferred Shares (such confirmation to be given at an extraordinary meeting of such holders of Preferred Shares to be held within one year). In this event, the 30-day period for dissenting shareholders begins at the date of publication of the minutes of the extraordinary meeting of such holders of Preferred Shares. Oi’s shareholders may reconsider any resolution giving rise to withdrawal rights within 10 days after the expiration of the exercise period of withdrawal rights if Oi’s management believes that the withdrawal of shares of dissenting shareholders would jeopardize Oi’s financial stability.

Liability of Oi’s Shareholders for Further Capital Calls

Neither Brazilian law nor Oi’s by-laws require any capital calls. Oi’s shareholders’ liability for capital calls is limited to the payment of the issue price of any shares subscribed or acquired.

Inspection of Corporate Records

Shareholders that own 5% or more of Oi’s outstanding share capital have the right to inspect Oi’s corporate records, including shareholders’ lists, corporate minutes, financial records and other documents of Oi, if (1) Oi or any of its officers or directors have committed any act contrary to Brazilian law or Oi’s by-laws, or (2) there are grounds to suspect that there are material irregularities in Oi. However, in either case, the shareholder that desires to inspect Oi’s corporate records must obtain a court order authorizing the inspection.

Disclosures of Share Ownership

Brazilian regulations require that (1) each of Oi’s direct or indirect controlling shareholders, if any, and (2) any person or group of persons representing a person that has directly or indirectly acquired or sold an interest that would result in an increase or decrease corresponding to 5%, or any 5% multiple thereof, of the total number of Oi’s shares of any type or class to disclose its or their share ownership or divestment to Oi, and Oi is responsible for transmitting such information to the CVM and the market. In addition, if a share acquisition results in, or is made with the intention of, change of control or company’s management structure, as well as acquisitions that cause the obligation of performing a tender offer, the persons acquiring such number of shares are required to publish a statement containing certain required information about such acquisition.

Oi’s controlling shareholders, if any, members of Oi’s board of directors, board of executive officers, fiscal council and members of other bodies created pursuant to Oi’s by-laws with technical or consulting functions must file a statement of any change in their holdings of Oi’s shares with the CVM and the Brazilian stock exchanges on which Oi’s securities are traded. Oi also must disclose any trading of its shares by Oi or Oi’s controlled or related companies.

Form and Transfer

Common Shares and Preferred Shares are in book-entry form, registered in the name of each shareholder or its nominee. The transfer of Oi’s shares is governed by Article 35 of the Brazilian Corporate Law, which provides that a transfer of shares is effected by Oi’s transfer agent, Banco do Brasil S.A., by an entry made by the transfer agent in its books, upon presentation of valid written share transfer instructions to Oi by a transferor or its representative. When Common Shares or Preferred Shares are acquired or sold on a Brazilian stock exchange, the transfer is effected on the records of Oi’s transfer agent by a representative of a brokerage firm or the stock exchange’s clearing system. The transfer agent also performs all the services of safe-keeping of Oi’s shares. Provided that the provisions of Resolution No. 4,373 are observed, transfers of Oi’s shares by a non-Brazilian investor are made in the same manner and are executed on the investor’s behalf by the investor’s local agent. If the original investment was registered with the Brazilian Central Bank pursuant to foreign investment regulations, the non-Brazilian investor is also required to amend, if necessary, through its local agent, the electronic certificate of registration to reflect the new ownership.

The B3 operates a central clearing system, the CSD. A holder of Oi’s shares may choose, at its discretion, to participate in this system, and all shares that such shareholder elects to be put into the clearing system are deposited in custody with the CSD (through a Brazilian institution that is duly authorized to operate by the Brazilian Central Bank and maintains a clearing account with the CSD). Shares subject to the custody of the CSD are noted as such in Oi’s registry of shareholders. Each participating shareholder will, in turn, be registered in the register of the CSD and will be treated in the same manner as shareholders registered in Oi’s books.

Material Contracts

We have not entered into any material contracts, other than those described in this annual report or entered into in the ordinary course of business.

Exchange Controls

There are no restrictions on ownership or voting of Oi’s capital stock by individuals or legal entities domiciled outside Brazil. However, the right to convert dividend payments, payments of interest on shareholders’ equity and proceeds from the sale of Oi’s share capital into foreign currency and to remit such amounts outside Brazil is subject to exchange control restrictions under foreign investment legislation and foreign exchange regulations, which generally require, among other things, the registration of the relevant investment with the Brazilian Central Bank and/or the CVM, as the case may be.

Investments in Common Shares or Preferred Shares by (1) a Non-Brazilian Holder who is registered with the CVM under Annex I of Resolution No. 4,373, or (2) the depositary, are eligible for registration with the Brazilian Central Bank. This registration (the amount so registered is referred to as registered capital) allows the remittance outside Brazil of foreign currency, converted at the market rate, acquired with the proceeds of distributions on, and amounts realized through, dispositions of Common Shares or Preferred Shares.

The registered capital per newly issued Common Share or Preferred Share purchased in the form of an ADS, or purchased in Brazil under Annex I of Resolution No. 4,373 and deposited with the depositary in exchange for an ADS, will be equal to its purchase price and to the market value of the corresponding shares on the date of the deposit, respectively.

The registered capital under Annex I of Resolution No. 4,373 per Common Share or Preferred Share withdrawn upon cancellation of a corresponding ADS will be the U.S. dollar equivalent of the market value of the Common Share or Preferred Share, as the case may be, on the B3 on the day of withdrawal. Such cancellation is also subject to the execution of simultaneous foreign exchange agreements without the actual inflow and outflow of funds to and from Brazil, or the Symbolic FX Agreements. The U.S. dollar equivalent will be determined upon the execution of the Symbolic FX Agreement.

Foreign Direct Investment and Portfolio Investment

Investors (individuals, legal entities, mutual funds and other collective investment entities) domiciled, residing or headquartered outside Brazil may register their investments in Oi’s shares as foreign portfolio investments under Annex I of Resolution No. 4,373 (described below) or as foreign direct investments under Law No. 4,131 (described below). Registration under Annex I of Resolution No. 4,373 or Law No. 4,131 generally enables the conversion of dividends, other distributions and sales proceeds received in connection with registered investments into foreign currency and the remittance of such amounts outside Brazil. Registration under Annex I of Resolution No. 4,373 affords favorable tax treatment to non-Brazilian portfolio investors who are not resident in a Favorable Tax Jurisdiction, which is defined by Brazilian tax legislation as any country or location that: (1) does not tax income, or taxes income at a rate lower than 20% (or 17% in the case of countries or regimes abiding by the international policy for tax transparency); or (2) does not disclose or imposes restrictions on the disclosure of certain information concerning the shareholding composition of a legal entity, its ownership or the effective beneficiary of income attributable to the foreigners. See “—Taxation—Brazilian Tax Considerations.”

Annex I of Resolution No. 4,373

All investments made by a non-Brazilian investor under Annex I of Resolution No. 4,373 are subject to an electronic registration with the Brazilian Central Bank. This registration permits the conversion of dividend payments, payments of interest on shareholders’ equity and proceeds from the sale of Oi’s share capital into foreign currency and the remission of such amounts outside Brazil.

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

The offshore transfer or assignment of the securities or other financial assets held by non-Brazilian investors pursuant to Annex I of Resolution No. 4,373 are prohibited, except for transfers (1) resulting from consolidation, spin-off, merger or merger of shares or occurring upon the death of an investor by operation of law or will; (2) resulting from a corporate reorganization effected abroad, as long as the final beneficiaries and the amount of the assets remain the same, or (3) authorized by the CVM.

Annex II of Resolution No. 4,373 – ADSs

Annex II of Resolution No. 4,373 of the National Monetary Council provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. The Common ADS program was approved by the Brazilian Central Bank and the CVM prior to the issuance of the Common ADSs. Accordingly, as a general rule, the proceeds from the sale of Common ADSs by non-Brazilian resident holders of Common ADSs outside Brazil are not subject to Brazilian foreign investment controls, and holders of Common ADSs who are not domiciled in a “Favorable Tax Haven Jurisdiction” are entitled to favorable tax treatment. See “—Taxation—Brazilian Tax Considerations—Taxation of Gains.”

Oi pays dividends and other cash distributions with respect to the Common Shares in reais. Oi has obtained electronic certificates of foreign capital registration from the Brazilian Central Bank in the name of the ADS Depositary to be maintained by the ADS Custodian. Pursuant to this registration, the ADS Custodian is able to convert dividends and other distributions with respect to Common Shares represented by Common ADSs into foreign currency and remit the proceeds outside Brazil to the Common ADS Depositary so that the ADS Depositary may distribute these proceeds to the holders of record of the Common ADSs.

In the event that a holder of Common ADSs exchanges those Common ADSs for the underlying Common Shares, the holder must:

•	convert its investment in those shares into a foreign portfolio investment under Annex I of Resolution No. 4,373, subject to the execution of Symbolic FX Agreements; or

•	convert its investment in those shares into a direct foreign investment under Law No. 4,131, subject to the execution of Symbolic FX Agreements.

The ADS Custodian is authorized to update the electronic registration of the ADS Depositary to reflect conversions of Common ADSs into foreign portfolio investments under Resolution No. 4,373.

If a holder of Common ADSs elects to convert its Common ADSs into a foreign portfolio investment under Annex I of Resolution No. 4,373 or into a foreign direct investment under Law No. 4,131, the conversion will be effected before the Brazilian Central Bank by the custodian after receipt of an electronic request from the depositary with details of the transaction. If a foreign direct investor under Law No. 4,131 elects to deposit its Common Shares into the Common ADS program in exchange for Common ADSs, such holder will be required to present to the ADS Custodian evidence of payment of capital gains taxes and of the execution of Symbolic FX Agreements. See “—Taxation—Brazilian Tax Considerations—Taxation of Gains” for details of the tax consequences to an investor residing outside Brazil of investing in Common Shares or Preferred Shares in Brazil.

If a holder of Common ADSs wishes to convert its investment in Common Shares into either a foreign portfolio investment under Annex I of Resolution No. 4,373 or a foreign direct investment under Law No. 4,131, it should begin the process of obtaining its own foreign investor registration with the Brazilian Central Bank or with the CVM, as the case may be, in advance of exchanging the Common ADSs for the underlying Common Shares. A Non-Brazilian Holder of Common Shares may experience delays in obtaining a foreign investor registration, which may delay remittances outside Brazil, which may in turn adversely affect the amount, in U.S. dollars, received by the Non-Brazilian Holder.

Unless the holder has registered its investment with the Brazilian Central Bank, the holder may not be able to convert the proceeds from the disposition of, or distributions with respect to, such Common Shares into foreign currency or remit those proceeds outside Brazil. In addition, if the non-Brazilian investor is domiciled in a Favorable Tax Jurisdiction or is not an investor registered under Annex I of Resolution No. 4,373, the investor will be subject to less favorable tax treatment than a holder of Common ADSs. See “—Taxation—Brazilian Tax Considerations.”

Law 4,131

To obtain a certificate of foreign capital registration from the Brazilian Central Bank under Law No. 4,131, a foreign direct investor must:

•	register as a foreign direct investor with the Brazilian Central Bank;

•	obtain a taxpayer identification number from the Brazilian tax authorities;

•	appoint a tax representative in Brazil; and

•	appoint a representative in Brazil for service of process in respect of suits based on the Brazilian Corporate Law.

Foreign direct investors under Law No. 4,131 may sell their shares in either private or open market transactions, but these investors will generally be subject to less favorable tax treatment on gains with respect to Common Shares. See “—Taxation—Brazilian Tax Considerations.”

Taxation

The following discussion contains a description of the material Brazilian and U.S. federal income tax consequences of the acquisition, ownership and disposition of Common Shares, Preferred Shares or ADSs. The following discussion does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase, hold or dispose of Common Shares, Preferred Shares or ADSs. This discussion is based upon the tax laws of Brazil and the United States and regulations under these tax laws as currently in effect, which are subject to change.

Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have had discussions that may culminate in such a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or how it will affect the U.S. holders of Common Shares, Preferred Shares or ADSs.

Prospective purchasers of Common Shares, Preferred Shares or ADSs should consult their own tax advisors as to the tax consequences of the acquisition, ownership and disposition of Common Shares, Preferred Shares or ADSs in their particular circumstances.

Brazilian Tax Considerations

The following discussion contains a description of the material Brazilian tax consequences, subject to the limitations set forth herein, of the acquisition, ownership and disposition of Common Shares, Preferred Shares or ADSs by a holder not deemed to be domiciled in Brazil for Brazilian tax and regulatory purposes (a “Non-Brazilian Holder”). This discussion is based on the tax laws of Brazil and regulations thereunder in effect on the date hereof, which are subject to change (possibly with retroactive effect). This discussion does not specifically address all of the Brazilian tax considerations that may be applicable to any particular Non-Brazilian Holder. Therefore, each Non-Brazilian Holder should consult its own tax advisor about the Brazilian tax consequences of an investment in Common Shares, Preferred Shares or ADSs.

Individuals domiciled in Brazil and Brazilian companies are taxed in Brazil on the basis of their worldwide income which includes earnings of Brazilian companies’ foreign subsidiaries, branches and affiliates. The earnings of branches of foreign companies and non-Brazilian residents, or nonresidents, in general are taxed in Brazil only on income derived from Brazilian sources.

Dividends

Dividends paid by a Brazilian corporation, such as Oi, including stock dividends and other dividends paid to a Non-Brazilian Holder of Common Shares, Preferred Shares or ADSs, are currently not subject to withholding income tax in Brazil to the extent that such amounts are related to profits generated after January 1, 1996. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding income tax at varying rates, according to the tax legislation applicable to each corresponding year.

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

Payment of interest on shareholders’ equity to a Non-Brazilian Holder is subject to withholding income tax at the rate of 15%, or 25% if the Non-Brazilian Holder is domiciled in a country or location that is considered to be a “tax haven” jurisdiction. For this purpose, the definition of “tax haven” jurisdiction encompasses countries and locations (1) that do not impose income tax, (2) that impose income tax at a rate of 20% or less, or (3) where local laws do not allow access to information related to shareholding composition, ownership of investments, or the identity of the beneficial owners of earnings that are attributed to non-residents.

On November 28, 2014, the Brazilian Revenue Service issued Rule No. 488, which reduces the threshold income tax rate for determining a “tax haven jurisdiction” from 20% to 17%. Please refer to “—Discussion on Definition of ‘Tax Haven’ Jurisdictions” below for a discussion that the definition of “tax haven” jurisdiction may be broadened by an interpretation of Law No. 11,727. These payments of interest on shareholders’ equity may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on net equity is so included, Oi is required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable withholding income tax, is at least equal to the mandatory dividend.

Payments of interest on shareholders’ equity are decided by Oi’s shareholders, at its annual shareholders meeting, on the basis of recommendations of its board of directors. No assurance can be given that Oi’s board of directors will not recommend that future distributions of profits should be made by means of interest on shareholders’ equity instead of by means of dividends.

Taxation of Gains

Under Law No. 10,833, enacted on December 29, 2003, the gain on the disposition or sale of assets located in Brazil by a Non-Brazilian Holder, whether to another non-Brazilian resident or to a Brazilian resident, may be subject to withholding income tax on capital gains in Brazil.

With respect to the disposition of Common Shares or Preferred Shares, as they are assets located in Brazil, the Non-Brazilian Holder should be subject to withholding income tax on the gains assessed, following the rules described below, regardless of whether the transactions are conducted in Brazil or with a Brazilian resident.

With respect to Oi’s ADSs, although the matter is not entirely clear, arguably the gains realized by a Non-Brazilian Holder upon the disposition of ADSs will not be taxed in Brazil, on the basis that ADSs are not “assets located in Brazil” for the purposes of Law No. 10,833. We cannot assure you, however, that the Brazilian tax authorities or the Brazilian courts will agree with this interpretation. As a result, gains on a disposition of ADSs by a Non-Brazilian Holder to a Brazilian resident, or even to a non-Brazilian resident, in the event that courts determine that ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules applicable to Common Shares and Preferred Shares, described below.

As a general rule, gains realized as a result of a disposition of Common Shares, Preferred Shares or ADSs are the positive difference between the amount realized on the transaction and the acquisition cost of Common Shares, Preferred Shares or ADSs.

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

Gains realized on a disposition of shares carried out on a Brazilian stock exchange (which includes the organized over-the-counter market) are:

•

exempt from income tax when realized by a Non-Brazilian Holder that (1) has registered its investment in Brazil with the Brazilian Central Bank under the rules of Resolution No. 4,373, dated September 14, 2014, which replaced Resolution 2,689 dated January 26, 2000 (“4,373 Holder”), and (2) is not a resident in a country or location which is defined as a “tax haven” jurisdiction for this purposes (as described below); or

•

subject to income tax at a rate of up to 25% in any other case, including a case of gains assessed by a Non-Brazilian Holder that is not a 4,373 Holder, and is a resident of a country or location defined as a “tax haven” jurisdiction (as described below). In these cases, a withholding income tax of 0.005% of the sale value will be applicable and can be later offset with the eventual income tax due on the capital gain. This 0.005% withholding income tax is not levied on day trade transactions, which are subject to a rate of 1%.

Any other gains assessed on a disposition of Common Shares or Preferred Shares that is not carried out on a Brazilian stock exchange are subject to withholding income tax at a rate of up to 25%. In the case that these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, income tax withholding of 0.005% will also be applicable and can be offset against the eventual income tax due on the capital gain. This 0.005% income tax withholding is not levied in day trade transactions.

As of January 2017, Law No. 13,259/2016 increased the income tax rates applicable to gains realized by Brazilian resident individuals on sale or disposition of shares not carried out on a Brazilian stock exchange from a flat tax rate of 15.0% to progressive rates varying from 15% up to 22.5%. The income tax rates recognized by Brazilian individuals’ capital gains would be: (i) 15% for the part of the gain that does not exceed R$5 million, (ii) 17.5% for the part of the gain that exceeds R$5 million but does not exceed R$10 million, (iii) 20% for the part of the gain that exceeds R$10 million but does not exceed R$30 million and (iv) 22.5% for the part of the gain that exceeds R$30 million. These increased income tax rates may also affect Non-Brazilian Holders, except for 4,373 Holders that are not resident or domiciled in tax haven jurisdictions and that carry out a sale or disposition of Common Shares or Preferred Shares in a stock exchange environment, including over-the-counter market, which are still exempt from income tax.

In the case of redemption of securities or capital reduction by a Brazilian corporation, such as Oi, the positive difference between the amount effectively received by the Non-Brazilian Holder and the corresponding acquisition cost is treated, for tax purposes, as capital gain derived from sale or exchange of shares not carried out on a Brazilian stock exchange market, and is therefore subject to withholding income tax at rates of up to 25%, as the case may be.

The deposit of Oi’s common or preferred shares in exchange for ADSs will be subject to Brazilian income tax if the acquisition cost of the shares is lower than (1) the average price per share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit, or (2) if no shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of shares were sold in the 15 trading sessions immediately preceding such deposit. In such case, the difference between the acquisition cost and the average price of the shares calculated as above will be considered to be a capital gain subject to withholding income tax at rates of up to 25%, as the case may be. In some circumstances, there may be arguments to claim that this taxation is not applicable in the case of a Non-Brazilian Holder that is a 4,373 Holder and is not a resident in a “tax haven” jurisdiction. The availability of these arguments to any specific holder of Common Shares or Preferred Shares will depend on the circumstances of such holder. Prospective holders of Common Shares or Preferred Shares should consult their own tax advisors as to the tax consequences of the deposit Common Shares or Preferred Shares in exchange for ADSs.

Any exercise of preemptive rights relating to Common Shares, Preferred Shares or ADSs will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to Common Shares or Preferred Shares, including the sale or assignment carried out by the depositary, on behalf of Non-Brazilian Holders of ADSs, will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of Common Shares or Preferred Shares (see above).

Discussion on Definition of “Tax Haven” Jurisdictions

Under Brazilian tax law, in the case of gains derived by 4,373 Holders, a “tax haven” jurisdiction is defined as a country or location that (a) does not impose taxation on income, or (b) imposes the income tax at a rate lower than 20%. In the case of Non-Brazilian Holders other than 4,373 Holders, in addition to criteria (a) and (b), the definition of a “tax haven” jurisdiction should also comprise jurisdictions where local laws do not allow access to information related to shareholding composition, ownership of investments, or the identity of the beneficial owners of earnings that are attributed to non-resident. There was a list of “tax haven” jurisdictions enacted by Brazilian tax authorities by means of Normative Ruling No. 188/2002.

On June 24, 2008, Law No. 11,727 introduced the concept of Privileged Tax Regimes (“PTRs”), which encompasses the countries and jurisdictions that: (1) do not tax income or tax it at a maximum rate lower than 20%; (2) grant tax advantages to a non-resident entity or individual (a) without the need to carry out a substantial economic activity in the country or a said territory or (b) conditioned on the non-exercise of a substantial economic activity in the country or a said territory; (3) do not tax or taxes proceeds generated abroad at a maximum rate lower than 20.0%; or (4) restrict the ownership disclosure of assets and ownership rights or restricts disclosure about economic transactions carried out.

Consequently, on June 4, 2010, Brazilian tax authorities enacted Normative Ruling No. 1,037 listing (1) “tax haven” jurisdictions and (2) PTRs. Normative Ruling No. 188/2002 was revoked. Please note that this list does not seem to differ the “tax haven” jurisdiction definition for the purposes of 4,373 Holders and for other Non-Brazilian Holders. Under Section 2 of Normative Ruling No. 1,037/10, companies incorporated as LLCs in the US, and companies benefiting from some holding regimes in Europe, may be considered as granting PTRs. We highlight that there would be solid legal grounds to sustain that the list should be interpreted as an exhaustive list, so that only the countries and locations listed should be viewed as “tax haven” jurisdictions and PTRs, according to their specific qualification. The interpretation of the current Brazilian tax legislation should lead to the conclusion that the concept of PTR should only apply for certain Brazilian tax purposes, such as transfer pricing and thin capitalization. According to this interpretation, the concept of PTR should not be applied in connection with the taxation of dividends, interest on shareholders’ equity and gains related to investments made by Non-Brazilian Holders in Brazilian corporations. Regulations and tax rulings issued by Brazilian federal tax authorities seem to confirm this interpretation.

Notwithstanding the above, we recommend that you consult your own tax advisors regarding the consequences of the implementation of Law No. 11,727, Normative Ruling No. 1,037/10 and of any related Brazilian tax law or regulation concerning “tax haven” jurisdictions or PTRs.

On November 28, 2014, the Brazilian Revenue Service issued Rule No. 488, which reduces the threshold income tax rate for determining a “tax haven” jurisdiction from 20% to 17%. This rule also applies for purposes of the definition of PTRs. In any event, differing interpretations by the tax authorities in the application of this rule may result in a lower number of jurisdictions being characterized as “tax haven” jurisdiction. Furthermore, the RFB issued Normative Ruling No. 1,530/14 providing that compliance with such standards requires: (1) signature or negotiations completion for a treaty or agreement allowing the exchange of information related to identification of income beneficiaries, shareholding structure, ownership of goods or rights, or economic transactions that are carried out; and (2) commitment to the criteria set out in international anti-tax evasion forums of which Brazil is a member. Normative Ruling No. 1,037/10 is regularly updated by tax authorities.

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

The IOF/Exchange also levies at a zero percent rate in case of dividends and interest on shareholders’ equity paid by a Brazilian corporation to Non-Brazilian Holders.

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

New Tax Regime Created by Law No. 12,973

Normative Ruling No. 1,397/2013, published in the Official Gazette on September 17, 2013, was enacted to regulate the transitional tax regime, or RTT, in force between January 1, 2008 and December 31, 2014, to adjust, for tax purposes, the net profit calculated under the IFRS rules in accordance with Law 11,638/2007. According to Normative Ruling No. 1,397/2013, for purposes of calculating dividends and interest on net equity, taxpayers must use the accounting books prepared according to the criteria in force on December 31, 2007, and not IFRS. According to such provisions, depending on the tax basis used by the taxpayer, certain dividend distributions may be subject to a 15% withholding tax (or 25% if the taxpayer resides in a “tax haven” jurisdiction).

Provisional Measure 627/2013 was converted into Law No. 12,973, enacted on May 13, 2014 (“Law 12,973/14”), which revoked the RTT and introduced a new tax regime, in line with the current Brazilian accounting standards (IFRS). According to Law 12,973/14, companies electing to be taxed under the new regime on January 1, 2014 as opposed to January 1, 2015 will not be subject to taxation under Normative Ruling No. 1,397/2013 on their dividend distributions based on 2014 profits. Companies that did not elect to be taxed under the new regime on January 1, 2014, might be subject to withholding income tax on a part of the dividend distributions based on 2014 profits, according to the rules set forth under Normative Ruling No. 1,397/2013.

Other Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of Common Shares, Preferred Shares or ADSs by a Non-Brazilian Holder except for gift and inheritance taxes levied by some states in Brazil in the transfer of Common Shares, Preferred Shares or ADSs to residents of those states. There are no Brazilian stamp, issue, registration, or similar taxes or duties payable by Non-Brazilian Holders of Common Shares, Preferred Shares or ADSs.

U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax consequences that may be relevant with respect to the acquisition, ownership and disposition of Common Shares, Preferred Shares or ADSs, which are evidenced by American Depositary Receipts, or ADRs. This description addresses only the U.S. federal income tax considerations of U.S. Holders (as defined below) that are initial purchasers of Common Shares, Preferred Shares or ADSs and that will hold such shares or ADSs as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, such as banks, financial institutions, insurance companies, real estate investment trusts, grantor trusts, regulated investment companies, dealers or traders in securities or currencies, tax-exempt entities, pension funds, persons that received Common Shares, Preferred Shares or ADSs pursuant to an exercise of employee stock options or rights or otherwise as compensation for the performance of services, persons that will hold Common Shares, Preferred Shares or ADSs as a position in a “straddle” or as a part of a “hedging,” “conversion” or other risk reduction transaction for U.S. federal income tax purposes, persons that have a “functional currency” other than the U.S. dollar, persons that will own Common Shares, Preferred Shares or ADSs through partnerships or other pass through entities, holders subject to the alternative minimum tax, certain former citizens or long-term residents of the United States or holders that own (or are deemed to own) 10% or more (by combined voting power or combined value) of Oi’s shares.

This description does not address any state, local or non-U.S. tax consequences of the acquisition, ownership and disposition of Common Shares, Preferred Shares or ADSs by U.S. Holders. Moreover, this description does not address the consequences of any U.S. federal tax other than income tax, including but not limited to the U.S. federal estate and gift taxes. This description is based on (1) the Internal Revenue Code of 1986, as amended (the “Code”), existing and temporary U.S. Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date of this annual report, as well as proposed Treasury Regulations available on the date of this annual report, and (2) in part, the representations of the depositary and the assumption that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms. All of the foregoing is subject to change, which change could apply retroactively and could affect the tax consequences described below. Holders should consult their tax advisers to determine the particular tax consequences to such holders of the acquisition, ownership and disposition of Common Shares, Preferred Shares or ADSs, including the applicability and effect of U.S. state, local and non-U.S. tax laws.

As used herein, the term “U.S. Holder” means, for U.S. federal tax purposes, a beneficial owner of Common Shares, Preferred Shares or ADSs that is:

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

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds Common Shares, Preferred Shares or ADSs, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. A partnership or its partners should consult their tax advisor as to its tax consequences.

Treatment of ADSs

In general, for U.S. federal income tax purposes, a holder of an ADR evidencing an ADS will be treated as the beneficial owner of Common Shares or Preferred Shares represented by the applicable ADS. The U.S. Treasury Department has expressed concern that depositaries for ADSs, or other intermediaries between the holders of shares of an issuer and the issuer, may be taking actions that are inconsistent with the claiming of U.S. foreign tax credits by U.S. Holders of such receipts or shares. Such actions include, for example, a pre-release of an ADS by a depositary. Accordingly, the analysis regarding the availability of a U.S. foreign tax credit for Brazilian taxes, the sourcing rules described below and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each could be affected by future actions that may be taken by the U.S. Treasury Department.

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

Based on certain estimates of the gross income and gross assets of Oi, the nature of its business, the size of its investment in certain subsidiaries, and its anticipated Market Capitalization, Oi believes that it was classified as a PFIC for its taxable year ended December 31, 2018. In addition, Oi believes there is a risk it will be a PFIC for the taxable year ending December 31, 2019 and for future taxable years, unless the market price of the Common Shares or Preferred Shares significantly increases or Oi reduces the amount of cash and other passive assets it holds relative to the amount of non-passive assets it holds. The application of the PFIC rules is subject to uncertainty in several respects, and Oi must make a separate determination after the close of each taxable year as to whether it was a PFIC for such year. Moreover, Oi has not obtained an opinion from counsel regarding the PFIC status of Oi for any taxable period.

If Oi is a PFIC for any taxable year during which a U.S. Holder holds Common Shares, Preferred Shares or ADSs, Oi generally will continue to be treated as a PFIC with respect to such U.S. Holder for all succeeding years during which such U.S. Holder holds Common Shares, Preferred Shares or ADSs, unless Oi ceases to be a PFIC and such U.S. Holder makes a “deemed sale” election with respect to such Common Shares, Preferred Shares or ADSs. If such election is made, such U.S. Holder will be deemed to have sold such Common Shares, Preferred Shares or ADSs held by such U.S. Holder at their fair market value on the last day of the last taxable year in which Oi qualified as a PFIC, and any gain from such deemed sale would be subject to the consequences described in the following paragraph. After the deemed sale election, such U.S. Holder’s Common Shares, Preferred Shares or ADSs with respect to which the deemed sale election was made will not be treated as shares in a PFIC, and such U.S. Holder would not be subject to the rules described below with respect to any “excess distribution” such U.S. Holder receives from Oi or any gain from an actual sale or other disposition of such Common Shares, Preferred Shares or ADSs, unless Oi subsequently becomes a PFIC. The rules dealing with deemed sale elections are complex. U.S. Holders are encouraged to consult their tax advisor as to the possibility and consequences of making a deemed sale election if Oi ceases to be treated as a PFIC and such election becomes available to U.S. Holders.

For each taxable year that Oi is treated as a PFIC with respect to a U.S. Holder, any excess distribution (generally a distribution in excess of 125% of the average distribution over a three-year period or shorter holding period for Common Shares, Preferred Shares or ADSs) and realized gain will be treated as ordinary income and will be subject to tax as if (1) the excess distribution or gain had been realized ratably over the U.S. Holder’s holding period, (2) the amount deemed realized in each year had been subject to tax in each such year at the highest marginal rate for such year (other than income allocated to the current period or any taxable period before Oi became a PFIC, which would be subject to tax at the U.S. Holder’s regular ordinary income rate for the current year and would not be subject to the interest charge discussed below), and (3) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. U.S. Holders should consult their own tax advisors regarding the tax consequences of Oi being treated as a PFIC with respect to such U.S. Holders. The tax liability for amounts allocated to taxable years prior to the year of disposition or excess distribution cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale or other disposition of Common Shares, Preferred Shares or ADSs cannot be treated as capital, even if a U.S. Holder holds Common Shares, Preferred Shares or ADSs as capital assets. In addition, a U.S. Holder’s tax basis in Common Shares, Preferred Shares or ADSs that are acquired from a decedent would not receive a step-up to fair market value as of the date of the decedent’s death but instead would be equal to the decedent’s basis, if lower.

If Oi is treated as a PFIC with respect to a U.S. Holder for any taxable year, to the extent any of Oi’s subsidiaries are also PFICs or Oi makes direct or indirect equity investments in other entities that are PFICs, such U.S. Holder may be deemed to own shares in such lower-tier PFICs that are directly or indirectly owned by Oi in that proportion which the value of the common shares, preferred shares or ADSs of Oi such U.S. Holder owns bears to the value of all of Common Shares, Preferred Shares and ADSs, and such U.S. Holder may be subject to the adverse tax consequences described in the preceding two paragraphs with respect to the shares of such lower-tier PFICs that such U.S. Holder would be deemed to own. U.S. Holders should consult their tax advisor regarding the application of the PFIC rules to any of Oi’s subsidiaries.

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

If Common Shares, Preferred Shares or ADSs are “regularly traded” on a “qualified exchange,” a U.S. Holder may make a mark-to-market election with respect to the common shares, preferred shares or ADSs of Oi, as the case may be. If a U.S. Holder makes the mark-to-market election, for each year in which Oi is a PFIC, the holder will generally include as ordinary income the excess, if any, of the fair market value of Common Shares, Preferred Shares or ADSs, as the case may be, at the end of the taxable year over their adjusted tax basis, and will be permitted an ordinary loss in respect of the excess, if any, of the adjusted tax basis of Common Shares, Preferred Shares or ADSs, over their fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). If a U.S. Holder makes the election, the holder’s tax basis in Common Shares, Preferred Shares or ADSs, as the case may be, will be adjusted to reflect the amount of any such income or loss. Any gain recognized on the sale or other disposition of Common Shares, Preferred Shares or ADSs will be treated as ordinary income. Common Shares, Preferred Shares and ADSs will be considered “marketable stock” if they are traded on a qualified exchange, other than in de minimis quantities, on at least 15 days during each calendar quarter. The NYSE is a qualified exchange and the B3 may constitute a qualified exchange for this purpose provided the B3 meets certain trading volume, listing, financial disclosure, surveillance and other requirements set forth in applicable U.S. Treasury Regulations. However, Oi cannot be certain that its common shares, preferred shares or ADSs will continue to trade on the B3 or the NYSE, respectively, or that its common shares, preferred shares or ADSs will be traded on at least 15 days in each calendar quarter in other than de minimis quantities. U.S. Holders should be aware, however, that for each taxable year that Oi is treated as a PFIC with respect to a U.S. Holder, the interest charge regime described above could be applied to indirect distributions or gains deemed to be attributable to such U.S. Holder in respect of any of Oi’s subsidiaries that also may be determined to be a PFIC, and the mark-to-market election generally would not be effective for such subsidiaries. Each U.S. Holder should consult its own tax advisor to determine whether a mark-to-market election is available and the consequences of making an election if Oi were characterized as a PFIC.

If a U.S. Holder owns common shares, preferred shares or ADSs of Oi during any year in which Oi was a PFIC, such U.S. Holder generally must file IRS Form 8621 with respect to Oi, generally with the U.S. Holder’s federal income tax return for that year.

Taxation of Dividends

Subject to the discussion above under “—Passive Foreign Investment Company Rules,” in general, the gross amount of a distribution made with respect to a common share, preferred share or ADS of Oi (which for this purpose shall include distributions of interest attributable to shareholders’ equity before any reduction for any Brazilian taxes withheld therefrom) will, to the extent made from the current or accumulated earnings and profits of Oi, as determined under U.S. federal income tax principles, constitute a dividend to a U.S. Holder for U.S. federal income tax purposes. Non-corporate U.S. Holders may be taxed on dividends from a qualified foreign corporation at the lower rates applicable to long-term capital gains (i.e., gains with respect to capital assets held for more than one year). A foreign corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares or ADSs that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that the ADSs of Oi (which are listed on the NYSE), but not the common or preferred shares of Oi, are readily tradable on an established securities market in the United States. Thus, subject to the discussion above under “—Passive Foreign Investment Company Rules,” dividends that Oi pays on the ADS, but not on the common shares or preferred shares of Oi, currently meet the trading conditions discussed above required for these reduced tax rates. However, there can be no assurance that the ADSs will be considered readily tradable on an established securities market in later years. Furthermore, a U.S. Holder’s eligibility for such preferential rate is subject to certain holding period requirements and the non-existence of certain risk reduction transactions with respect to the ADSs and such preferential rate is not available if Oi is a PFIC for the taxable year in which such dividend is paid or was a PFIC for the taxable year preceding the taxable year in which such dividend is paid. Such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion above under “—Passive Foreign Investment Company Rules,” if a distribution exceeds the amount of the current and accumulated earnings and profits of Oi, it will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in the common share, preferred share or ADS of Oi on which it is paid and thereafter as capital gain. Oi does not maintain calculations of the earnings and profits of Oi under U.S. federal income tax principles. Therefore, U.S. Holders should expect that distributions by Oi generally will be treated as dividends for U.S. federal income tax purposes.

A dividend paid in reais will be includible in the income of a U.S. Holder at its value in U.S. dollars calculated by reference to the prevailing spot market exchange rate in effect on the day it is received by the U.S. Holder in the case of Common Shares or Preferred Shares or, in the case of a dividend received in respect of ADSs of Oi, on the date the dividend is received by the depositary, whether or not the dividend is converted into U.S. dollars. Assuming the payment is not converted at that time, the U.S. Holder will have a tax basis in reais equal to that U.S. dollar amount, which will be used to measure gain or loss from subsequent changes in exchange rates. Any gain or loss realized by a U.S. Holder that subsequently sells or otherwise disposes of reais, which gain or loss is attributable to currency fluctuations after the date of receipt of the dividend, will be ordinary gain or loss. The amount of any distribution of property other than cash will be the fair market value of such property on the date of distribution.

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

With respect to the sale or exchange of Common Shares, Preferred Shares or ADSs, the amount realized generally will be the U.S. dollar value of the payment received determined on the date of disposition. If Common Shares, Preferred Shares or ADSs are treated as traded on an “established securities market,” a cash basis taxpayer, or, if it elects, an accrual basis taxpayer, will determine the U.S. dollar value of the amount realized by translating the amount received at the spot rate of exchange on the settlement date of the sale.

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

3.8% Medicare Tax On “Net Investment Income”

Certain U.S. Holders who are individuals, estates or trusts may be required to pay an additional 3.8% tax on, among other things, dividends and capital gains from the sale or other disposition of Common Shares, Preferred Shares or ADSs.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of Common Shares, Preferred Shares or ADSs and the proceeds from the sale, exchange or redemption of Common Shares, Preferred Shares or ADSs that are paid to a U.S. Holder within the United States (and in certain cases, outside the United States) by a U.S. payor or U.S. middleman, unless such U.S. Holder is an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if a U.S. Holder fails to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service in a timely manner.

Certain U.S. Holders who are individuals are required to report information relating to an interest in Common Shares, Preferred Shares or ADSs, subject to certain exceptions (including an exception for Common Shares, Preferred Shares or ADSs held in accounts maintained by U.S. financial institutions). U.S. Holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their acquisition, ownership and disposition of Common Shares, Preferred Shares or ADSs.

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

Copies of Oi’s annual report on Form 20-F and documents referred to in this annual report and Oi’s by-laws are available for inspection upon request at Oi’s headquarters at Rua do Lavradio, 71, 2 andar – Centro, CEP 20.230-070 Rio de Janeiro, RJ, Brazil. Oi’s filings are also available to the public through the internet at Oi’s website at www.oi.com.br/ir. The information included on Oi’s website or that might be accessed through Oi’s website is not included in this annual report and is not incorporated into this annual report by reference.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks related to changes in foreign currency exchange rates and interest rates. We are exposed to foreign currency exchange rate risk mainly because (1) a significant portion of our equipment costs, such as costs relating to switching centers and software used for upgrading network capacity, are primarily denominated in foreign currencies or linked to foreign currencies, primarily the U.S. dollar, other than those in which we earn revenues (primarily reais), and (2) a significant portion of our loans and financings are denominated in foreign currencies, primarily the U.S. dollar. We are subject to market risk deriving from changes in interest rates because a significant portion of our indebtedness bears interest at floating rates. We have historically entered into derivative transactions to manage certain market risks, mainly our foreign currency exchange rate risk and our interest rate risk. However, in connection with our RJ Proceedings, we reversed our derivative financial instruments during the second and third quarters of 2016. As of December 31, 2018, we were not a party to any derivative financial instruments. In 2016 prior to the commencement of the RJ Proceedings, we developed and approved with Oi’s board of directors a new hedging policy that modified the risk management objectives from earnings to cash flow at risk. With the conclusion of our RJ Proceedings, and, hence, the accurate measurement of our risk factors, we have recently approved the hedging strategy for 2019 in line with our hedging policy, focused on cash flows, and liquidity, while complying with the financial covenants contained in our debt instruments.

Exchange Rate Risk

During 2018, approximately 19% of our capital expenditures were U.S. dollar-denominated or linked to the U.S. dollar. A hypothetical, instantaneous 10.0% depreciation of the real against the U.S. dollar as of December 31, 2018 would have resulted in an increase of R$113 million in the cost of our capital expenditures during 2018, assuming that we would have incurred all of these capital expenditures notwithstanding the adverse change in the exchange rates.

Our financing cost and the amount of financial liabilities that we record are also exposed to exchange rate risk. As of December 31, 2018, R$8,817 million, or 53.6%, of our total consolidated loans and financings was denominated in foreign currency, after giving effect to the fair value adjustment to our loans and financings. We have recorded foreign currency and monetary restatement losses of R$2,646 million during 2018 with respect to our foreign currency-denominated financial liabilities and foreign currency and monetary restatement gains of R$1,399 million during 2018 with respect to the fair value adjustment related to our foreign currency denominated debt, based on exchange rates in effect at the end of 2018. The potential additional losses on foreign currency and monetary restatement during 2018 that would result from a hypothetical, instantaneous 10.0% depreciation of the real against the U.S. dollar and the euro as of December 31, 2018 would be approximately R$860 million, assuming that the amount and composition of our debt instruments were unchanged. The potential increase in our total consolidated debt obligations that would result from a 10.0% depreciation of the real against the U.S. dollar and the euro as of December 31, 2018 would be approximately R$883 million.

Interest Rate Risk

As of December 31, 2018, we had total outstanding loans and financings of R$30,379 million, excluding the fair value adjustment to our loans and financings, and R$16,450 million, after giving effect to the fair value adjustment. Of this outstanding balance after giving effect to the fair value adjustment, R$7,566 million, or 46.0%, was real-denominated indebtedness that bore interest at floating rates primarily based on the CDI rate or TJLP rate, R$54 million was real-denominated indebtedness that bore interest at fixed rates and R$14 million was real-denominated indebtedness that bore interest based at TR (currently at zero).

We invest our excess liquidity (R$4,624 million as of December 31, 2018) mainly in (1) in short-term instruments denominated in reais that generally pay interest at overnight interest rates based on the CDI rate which partially mitigates our exposure to Brazilian interest rate risk, (2) certificates of deposit and time deposits issued by global and domestic financial institutions with AAA and AA ratings from international rating agencies, and (3) in investment funds created by top Brazilian asset managers exclusively for us. The fund managers of the investment funds created for us are responsible for managing our funds, subject to the direction of our investment policy, approved by Oi’s board of directors. Currently, these funds are comprised mainly of government bonds and other low-risk financial instruments linked to the CDI and Selic rates.

We recorded interest on borrowings payable to third parties of R$1,400 million during 2018, based on the applicable interest rates in effect at the end of 2018. The potential additional interest on borrowings payable to third parties during 2018 that would have resulted from a hypothetical, instantaneous and unfavorable change of 100 basis points in the interest rates on January 1, 2018 would be approximately R$123 million considering the impact in our debt obligations. This sensitivity analysis is based on the assumption of an unfavorable 100 basis points movement of the interest rates applicable to each homogeneous category of financial liabilities and sustained over a period of one year. A homogeneous category is defined according to the currency in which financial assets and liabilities are denominated and assumes the same interest rate movement within each homogeneous category (e.g., reais). As a result, our interest rate risk sensitivity model may overstate the impact of interest rate fluctuation for such financial instruments, as consistently unfavorable movements of all interest rates are unlikely.

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

•

US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs) for the cancellation of ADSs for the purpose of withdrawal, including in the event of the termination of the applicable deposit agreement relating to our ADSs;

•	US$0.02 (or less) per ADS (or portion thereof) for any cash distribution;

•	US$0.02 (or less) per ADS (or portion thereof) per calendar year for depositary services;

•

in the event of distributions of securities (other than Oi’s Class A preferred shares), a fee equivalent to the fee for the execution and delivery of ADRs referred to above, which would have been charged, as a result of the deposit of such securities (treating such securities as Class A Preferred Shares for the purposes of this fee);

•	registration or transfer fees for the transfer and registration of shares on Oi’s share register to or from the name of the depositary or its agent when you deposit or withdraw shares;

•

expenses of the depositary for (1) cable, telex and facsimile transmissions (when expressly provided in the applicable the deposit agreements relating to our ADSs), and (2) converting foreign currency to U.S. dollars;

•

taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes, as necessary; and

•	any charges incurred by the depositary or its agents for servicing the deposited securities, as necessary.

Subject to certain terms and conditions, the depositary has agreed to reimburse Oi for certain expenses it incurs that are related to establishment and maintenance expenses of the ADS program, including the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to Oi is not necessarily tied to the amount of fees the depositary collects from investors.

During the year ended December 31, 2018, we did not receive any reimbursements from the depositary of Oi’s ADSs.

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

We performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2018 under the supervision of our CEO and CFO. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives.

Based on our evaluation, our CEO and CFO concluded that our disclosure controls and procedures were not effective as of December 31, 2018, and that the design and operation of our disclosure controls and procedures were not effective to provide reasonable assurance that all material information relating to our company was reported as required because a material weakness in the current operation of our internal control over financial reporting was identified as described below.

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

Under the supervision and with the participation of our CEO and CFO, our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2018 based on the criteria established in “Internal Control —Integrated Framework (2013)” issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, our management concluded that as of December 31, 2018, our internal control over financial reporting was not effective because a material weakness existed. A material weakness is a control deficiency, or combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the annual consolidated financial statements will not be prevented or detected on a timely basis. The material weakness identified as of December 31, 2018 was that although the Company has established effective controls with focus on the related parties’ transactions entered in 2018, the Company did not design, establish or maintain effective controls over the integrity and accuracy of prior years’ related parties’ transactions, which affects current year balance sheet, including reconciliation, review and elimination of such transactions, in the consolidation process.

Our independent registered public accounting firm, BDO RCS Auditores Independentes S.S., has issued an adverse opinion on the effectiveness of our internal control over financial reporting as of December 31, 2018 as stated in their report beginning on page F-3.

Remediation of Material Weakness

We have implemented and continue to implement measures designed to remediate the material weakness and, in the short term, to mitigate the potential adverse effects of the material weakness.

We are committed to continuing to improve our internal control processes and will continue to diligently review our financial reporting controls and procedures in order to ensure our compliance with the requirements of the Sarbanes-Oxley Act of 2002 and the related rules promulgated by the SEC.

Actions taken and planned to be taken by management to improve the internal control over financial reporting include the following:

During 2018, we have implemented controls to ensure correct and timely registration of related parties’ transactions, as well the procedures and controls to ensure an adequate review of these transactions. By the end of 2019, we expect to complete the entire reconciliation of the balances from fiscal years prior to 2018 and their respective impacts on the elimination and consolidation process to ensure that it occurs in a correct and timely manner.

Remediation of Prior Material Weaknesses

Remediation of Material Weakness in Internal Control over Financial Reporting as of December 31, 2017

During our management’s assessment of internal control over financial reporting as of December 31, 2017, our management identified certain material weaknesses. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement in our annual or interim consolidated financial statements will not be prevented or detected on timely basis.

With the support of our management, we took significant measures to successfully remediate these material weaknesses reported in our annual report on Form 20-F for December 31, 2017, as described below.

Remediation activities related to manual journal entries

We have reinforced the access granting and profile management controls to mitigate the risk of improper access. In addition, we implemented an automated workflow to allow the appropriate identification, review and approval of manual journal entries.

Based upon the measures adopted, our management concluded that the actions implemented represented an improvement in the mitigation of risks in the control environment over this process and concluded that this deficiency was remediated as of December 31, 2018.

Remediation activities related to judicial deposits and contingencies

With the purpose of promoting the timely capture of the alterations to the status of the lawsuits and their relevant deposits, and also the effective impact on our records, we structured a set of actions mainly based on the following items:

•	Standardize procedures;

•	Implement automated controls, and improve the interfaces between all systems considered in this process;

•	Create an internal governance structure for periodic monitoring of inconsistencies arising from conciliation activities, with subsequent treatment of actions; and

•	Negotiate with banks to improve the accuracy of information.

Based upon the measures adopted, our management concluded that the actions implemented represented an improvement in the mitigation of risks in the control environment over this process and concluded that this deficiency was remediated as of December 31, 2018.

Remediation activities related to unbilled revenues provision

We implemented a process of periodic review of the estimates and parameters used to compose the unbilled revenues provision. In addition, we implemented a multidisciplinary management review process, to periodically perform the analysis and reconciliation of those accounts.

Based upon the measures adopted, our management concluded that the actions implemented represented an improvement in the mitigation of risks in the control environment over this process and concluded that this deficiency was remediated as of December 31, 2018.

Remediation activities related to the preparation and review of U.S. GAAP financial statements

We have implemented a set of controls to allow U.S. GAAP executives to perform higher level review duties timely, enhancing timely internal reviews of our U.S. GAAP financial statements. Additionally, we have implemented additional controls to prevent and detect possible misstatements to improve the interim and annual financial statement closing process.

Based upon the measures adopted, our management concluded that the actions implemented represented an improvement in the mitigation of risks in the control environment over this process and concluded that this deficiency was remediated as of December 31, 2018.

Remediation activities related to tax recovery balances

We have strengthened the controls of managerial revision, through the implementation of a multidisciplinary structure of review for tax recoverable balances. In addition, reformulated our policies and procedures, in order to reinforce the control environment and ensure that these amounts be effectively considered and timely reviewed.

Based upon the measures adopted, our management concluded that the actions implemented represented an improvement in the mitigation of risks in the control environment over this process and concluded that this deficiency was remediated as of December 31, 2018.

Changes in Internal Control over Financial Reporting

Other than as set forth above, there have been no changes in our internal controls over financial reporting that occurred during the year ended December 31, 2018 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting as of December 31, 2018.

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Oi’s fiscal council currently includes an “audit committee financial expert” within the meaning of this Item 16A. Oi’s fiscal council has determined that Álvaro Bandeira is Oi’s fiscal council financial expert. Mr. Bandeira’s biographical information is included in “Item 6. Directors, Senior Management and Employees.” Mr. Bandeira is independent, as that term is defined in Rule 303A.02 of the New York Stock Exchange’s Listed Company Manual.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics that applies to members of Oi’s board of directors, fiscal council and board of executive officers, as well as to our other employees.

A copy of our code of ethics may be found on Oi’s website at http://ri.oi.com.br/conteudo_en.asp?idioma=1&conta=44&tipo=43644. The information included on Oi’s website or that might be accessed through Oi’s website is not included in this annual report and is not incorporated into this annual report by reference.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees

On September 12, 2018, our board of directors authorized our management to hire a new independent registered public accounting firm, BDO RCS Auditores Independentes S.S. The dismissal of KPMG as our independent registered public accounting firm was effective on October 4, 2018.

The following tables set forth the fees billed to Oi by Oi’s former independent registered public accounting firm, KPMG Auditores Independentes, during the fiscal years ended December 31, 2018 and 2017.

	Year ended December 31,
	2018(2)		2017
	(in millions of reais)
Audit fees(1)	R$	4.5	R$	5.3
Tax fees		0.7		0.5
All other fees		—		—

Total fees	R$	5.2	R$	5.8

(1)	Audit fees consist of the aggregate fees billed by KPMG Auditores Independentes in connection with the audits of Oi’s annual financial statements.
(2)	Excluding fees billed to Oi by Oi’s independent registered public accounting firm, BDO RCS Auditores Independentes S.S., during the fiscal year ended December 31, 2018.

The following tables set forth the fees billed to Oi by Oi’s independent registered public accounting firm, BDO RCS Auditores Independentes S.S., during the fiscal year ended December 31, 2018.

	Year ended December 31,
	2018(2)
	(in millions of reais)
Audit fees(1)	R$	5.0
Tax fees		—
All other fees		0.3

Total fees	R$	5.3

(1)	Audit fees consist of the aggregate fees billed by BDO RCS Auditores Independentes S.S. in connection with the audits of Oi’s annual financial statements.
(2)	Excluding fees billed to Oi by Oi’s former independent registered public accounting firm, KPMG Auditores Independentes, during the fiscal year ended December 31, 2018.

Pre-Approval Policies and Procedures

Oi’s fiscal council and board of directors have approved an Audit and Non-Audit Services Pre-Approval Policy that sets forth the procedures and the conditions pursuant to which services proposed to be performed by Oi’s independent auditors may be pre-approved. This policy is designed to (1) provide both general pre-approval of certain types of services through the use of an annually established schedule setting forth the types of services that have already been pre-approved for a certain year and, with respect to services not included in an annual schedule, special pre-approval of services on a case-by-case basis by Oi’s fiscal council and Oi’s board of directors, and (2) assess compliance with the pre-approval policies and procedures. Oi’s management periodically reports to Oi’s fiscal council the nature and scope of audit and non-audit services rendered by Oi’s independent auditors and is also required to report to Oi’s fiscal council any breach of this policy of which Oi’s management is aware.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Oi is relying on the general exemption from the listing standards relating to audit committees contained in Rule 10A-3(c)(3) under the Exchange Act for the following reasons:

•	Oi is a foreign private issuer that has a fiscal council, which is a board of auditors (or similar body) established and selected pursuant to and as expressly permitted under Brazilian law;

•	Brazilian law requires Oi’s fiscal council to be separate from Oi’s board of directors;

•	members of Oi’s fiscal council are not elected by Oi’s management, and none of Oi’s executive officers is a member of Oi’s fiscal council;

•	Brazilian law provides standards for the independence of Oi’s fiscal council from Oi’s management;

•

Oi’s fiscal council, in accordance with its charter, makes recommendations to Oi’s board of directors regarding the appointment, retention and oversight of the work of any registered public accounting firm engaged (including, the intermediation of disagreements between Oi’s management and Oi’s independent auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attestation services for Oi, as Brazilian law requires that Oi’s board of directors appoint, retain and oversee the work of Oi’s independent public accountants;

•

Oi’s fiscal council (1) has implemented procedures for receiving, retaining and addressing complaints regarding accounting, internal control and auditing matters, including the submission of confidential, anonymous complaints from employees regarding questionable accounting or auditing, and (2) has authority to engage independent counsel and other advisors as it determines necessary to carry out its duties; and

•

Oi compensates its independent auditors and any outside advisors hired by Oi’s fiscal council and provides funding for ordinary administrative expenses incurred by the fiscal council in the course of its duties.

Oi, however, do not believe that its reliance on this general exemption will materially adversely affect the ability of its fiscal council to act independently and to satisfy the other requirements of the listing standards relating to audit committees contained in Rule 10A-3 under the Exchange Act.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not Applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On September 12, 2018, our board of directors authorized our management to hire a new independent registered public accounting firm. The dismissal of KPMG as our independent registered public accounting firm was effective on October 4, 2018.

During the three fiscal years ended December 31, 2018 and the subsequent interim period ended on October 4, 2018, there were no reportable events as defined under Item 16F(a)(1)(v) of Form 20-F, except that KPMG advised us of the following material weakness:

•

We did not design, establish and maintain effective procedures to ensure adequate review, approval, and existence of sufficient supporting documentation over manual journal entries. This weakness could impact in a failure to timely detect the totality of manual journal entries, as well as their adequate approval and revision.

•

We did not design, establish or maintain effective controls over the communication of activity that impacted the judicial deposits and contingencies balances. Further, effective controls over the timely reconciliation of these accounts were not established or maintained.

•

We did not design, establish or maintain effective control over the preparation, timely review, and documented approval of the reconciliation of unbilled revenues. Specifically, we did not have effective controls over the completeness and accuracy of supporting schedules. The schedules and historical information used in this process were not reviewed in a periodic and timely manner.

•

We did not have sufficient and skilled accounting and finance personnel necessary to perform appropriate processes and controls related to the preparation of the financial statements in accordance with U.S. GAAP, which includes timely identification and review of significant non-routine transactions. As a result, a number of errors in our financial statements were detected and corrected and could not be detected on a timely basis by management in the normal course of the business.

•

We did not design, establish or maintain effective control over the completeness and accuracy of consolidation entries, which includes timely review of reconciliation of intercompany balances and its elimination in the consolidation process.

•	We did not design, establish or maintain effective control over the process level control to capture and identify the statute of limitation of its recoverable taxes.

ITEM 16G.	CORPORATE GOVERNANCE

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

Significant Differences

The significant differences between Oi’s corporate governance practices and the NYSE’s corporate governance standards are mainly due to the differences between the U.S. and Brazilian legal systems. Oi must comply with the corporate governance standards set forth under the Brazilian Corporate Law, the rules of the CVM and the applicable rules of the B3, as well as those set forth in Oi’s by-laws.

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

Although Brazilian Corporate Law and Oi’s by-laws establish rules in relation to certain qualification requirements of its directors, neither Brazilian Corporate Law nor Oi’s by-laws require that Oi have a majority of independent directors nor require Oi’s board of directors or management to test the independence of Oi’s directors before such directors are appointed.

Executive Sessions

The NYSE corporate governance standards require non-management directors of a listed company to meet at regularly scheduled executive sessions without management.

According to the Brazilian Corporate Law, up to one-third of the members of Oi’s board of directors can be elected to management positions. The remaining non-management directors are not expressly empowered to serve as a check on Oi’s management, and there is no requirement that those directors meet regularly without management. Notwithstanding the foregoing, Oi’s board of directors consists entirely of non-management directors; therefore Oi believes it would be in compliance with this NYSE corporate governance standard.

Nominating/Corporate Governance and Compensation Committees

The NYSE corporate governance standards require that a listed company have a nomination/corporate governance committee and a compensation committee, each composed entirely of independent directors and each with a written charter that addresses certain duties.

Although not required under Brazilian law, Oi has a People, Nomination and Corporate Governance Committee to assist its board of directors, with the purpose of (1) supervising human resources strategies and matters related to the organizational structure and attracting and retaining talent for Oi and its subsidiaries; (2) monitoring the succession program, the processes of selecting members of the management bodies and internal committees and special programs for human resources, at the discretion of the chairman of the board of directors; (3) analyzing and defining the total remuneration strategy and evaluating the performance of the members of the administrative bodies and the internal committees and the employees of Oi and its subsidiaries; (4) making an annual evaluation of performance, based on defined goals, of the members of the administrative bodies and internal committees of Oi; (5) monitoring the policies for corporate governance, maintaining the level of governance adopted by Oi and its subsidiaries and ensuring the effective adoption of best practices; (6) monitoring compliance with the directives established in the Listing Regulations of the Level 1 of the B3 and other policies adopted by Oi, as well as other applicable legislation, regulations and foreign good practices, including, among others, conditions for maintaining Oi’s listing on the NYSE; and (7) monitoring the corporate culture based on the principles, values and purpose defined by Oi’s board of directors, using, among other practices, internal surveys and indicators of the internal communications and whistleblower channels established by Oi.

Oi believes that the People, Nomination and Corporate Governance Committee substantially serves the functions of the committees required under NYSE corporate governance standards, although the terms of reference of this committee may not include each of the duties required under the NYSE corporate governance standards.

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

Under Brazilian Corporate Law, shareholder pre-approval is required for the adoption and revision of any equity compensation plans, but this decision may be delegated to the board of directors.

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

Oi must comply with certain corporate governance standards set forth under Brazilian Corporate Law, CVM rules and the applicable rules of the B3 for Level 1 companies. See “Item 9. The Offer and Listing—Regulation of Brazilian Securities Markets” and “Item 9. The Offer and Listing—Trading on the B3—B3 Corporate Governance Standards.” The Level 1 rules do not require Oi to adopt and disclose corporate governance guidelines covering the matters set forth in the NYSE’s corporate governance standards. However, certain provisions of Brazilian Corporate Law that are applicable to Oi address certain aspects of director qualifications standards and director responsibilities.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

We have responded to Item 18 in lieu of responding to this item.

ITEM 18.	FINANCIAL STATEMENTS

Reference is made to Item 19 for a list of all financial statements filed as part of this annual report.

ITEM 19.	EXHIBITS

(a)	Financial Statements

Oi S.A. – In Judicial Reorganization

(b)	List of Exhibits

1.01*	By-laws of Oi S.A. – In Judicial Reorganization, as amended through April 26, 2019 (English translation).
2.01	Form of Amended and Restated Deposit Agreement, among Oi S.A. – In Judicial Reorganization, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to Form F-6 of Oi S.A. – In Judicial Reorganization filed on February 28, 2012).
2.02	Form of Amended and Restated Deposit Agreement, among Oi S.A. – In Judicial Reorganization, The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder (incorporated by reference to Exhibit 1 to Form F-6 of Oi S.A. – In Judicial Reorganization filed on February 28, 2012).
2.03	Judicial Reorganization Plan of Oi S.A. – In Judicial Reorganization, Telemar Norte Leste S.A. – In Judicial Reorganization, Oi Móvel S.A. – In Judicial Reorganization, Copart 4 Participações S.A. – In Judicial Reorganization, Copart 5 Participações S.A. – In Judicial Reorganization, Portugal Telecom International Finance B.V. – In Judicial Reorganization and Oi Brasil Holdings Coöperatief U.A. – In Judicial Reorganization, dated December 20, 2017 (in Portuguese) (incorporated by reference to Exhibit 2.03 to Form 20-F of Oi S.A. – In Judicial Reorganization filed on May 16, 2018).
2.04	Judicial Reorganization Plan of Oi S.A. – In Judicial Reorganization, Telemar Norte Leste S.A. – In Judicial Reorganization, Oi Móvel S.A. – In Judicial Reorganization, Copart 4 Participações S.A. – In Judicial Reorganization, Copart 5 Participações S.A. – In Judicial Reorganization, Portugal Telecom International Finance B.V. – In Judicial Reorganization and Oi Brasil Holdings Coöperatief U.A. – In Judicial Reorganization, dated December 20, 2017 (English translation) (incorporated by reference to Exhibit 2.04 to Form 20-F of Oi S.A. – In Judicial Reorganization filed on May 16, 2018).
2.05	Indenture, dated as of July 27, 2018, among of Oi S.A. – In Judicial Reorganization, as the Company, Telemar Norte Leste S.A. – In Judicial Reorganization, Oi Móvel S.A. – In Judicial Reorganization, Copart 4 Participações S.A. – In Judicial Reorganization, Copart 5 Participações S.A. – In Judicial Reorganization, Portugal Telecom International Finance B.V. – In Judicial Reorganization and Oi Brasil Holdings Coöperatief U.A. – In Judicial Reorganization, as Subsidiary Guarantors, and The Bank of New York Mellon, as Trustee, Registrar, Principal Paying Agent and Transfer Agent (incorporated by reference to Exhibit 4.2 to Form F-1/A of Oi S.A. – In Judicial Reorganization filed on September 4, 2018).

2.06	Form of 10.000% / 12.000% Senior PIK Toggle Notes due 2025 (included in Exhibit 2.05).
4.01	Call Option Agreement, dated September 8, 2014, among PT International Finance B.V., PT Portugal, SGPS, S.A., Portugal Telecom, SGPS, S.A., Oi S.A. – In Judicial Reorganization and Telemar Participações S.A. (English translation) (incorporated by reference to Exhibit 99.18 to Amendment No. 4 to Schedule 13D of Telemar Participações S.A. filed on September 17, 2014).
4.02	Private Instrument for the Assignment of Rights and Obligations and Other Covenants, dated March 24, 2015, among PT International Finance B.V., PT Portugal, SGPS, S.A., Portugal Telecom, SGPS, S.A., Telemar Participações S.A. and Oi S.A. – In Judicial Reorganization (English translation) (incorporated by reference to Exhibit 4.06 to Form 20-F of Oi S.A. – In Judicial Reorganization filed on May 7, 2015).
4.03	First Amendment to the Call Option Agreement and Other Covenants, dated March 31, 2015, among PT International Finance B.V., Portugal Telecom, SGPS, S.A., Telemar Participações S.A. and Oi S.A. – In Judicial Reorganization (English translation) (incorporated by reference to Exhibit 4.07 to Form 20-F of Oi S.A. – In Judicial Reorganization filed on May 7, 2015).
4.04	Concession Agreement for Local, Switched, Fixed-Line Telephone Service between ANATEL and Brasil Telecom S.A., No. 109/2011, dated June 30, 2011 (English translation) (incorporated by reference to Exhibit 10.5 to Form F-4 of Brasil Telecom S.A. filed on September 1, 2011).
4.05	Schedule of Omitted Concession Agreements for Local Switched, Fixed-Line Telephone Service (incorporated by reference to Exhibit 4.05 to Form 20-F of Oi S.A. – In Judicial Reorganization filed on April 27, 2012).
4.06	Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service between ANATEL and Brasil Telecom S.A., No. 143/2011, dated June 30, 2011 (English translation) (incorporated by reference to Exhibit 10.6 to Form F-4 of Brasil Telecom S.A. filed on September 1, 2011).
4.07	Schedule of Omitted Concession Agreement for Domestic Long-Distance, Switched, Fixed-Line Telephone Service (incorporated by reference to Exhibit 4.07 to Form 20-F of Oi S.A. – In Judicial Reorganization filed on April 27, 2012).
4.08	Statement of Authorization for Personal Mobile Services between ANATEL and Brasil Telecom Celular S.A., No. 026/2002, dated December 18, 2002 (English translation) (incorporated by reference to Exhibit 4.05 to Form 20-F of Brasil Telecom S.A. filed on July 13, 2009).
4.09	Schedule of Omitted Authorizations for Personal Mobile Services (incorporated by reference to Exhibit 10.11 to Form F-1/A of Oi S.A. – In Judicial Reorganization filed on September 4, 2018).
4.10	Instrument of Authorization for the Use of Radio Frequency Blocks for 2G services between ANATEL and 14 Brasil Telecom Celular S.A., No. 24/2004, dated May 3, 2004 (English translation) (incorporated by reference to Exhibit 4.07 to Brasil Telecom S.A.’s annual report on Form 20-F filed on July 13, 2009).
4.11	Schedule of Omitted Instruments of Authorization for the Use of Radio Frequency Blocks for 2G services (incorporated by reference to Exhibit 4.11 to Form 20-F of Oi S.A. – In Judicial Reorganization filed on April 27, 2012).
4.12	Instrument of Authorization for the Use of Radio Frequency Blocks for 3G services between ANATEL and 14 Brasil Telecom Celular S.A., No. 24/2008, dated April 29, 2008 (English translation) (incorporated by reference to Exhibit 4.09 to Brasil Telecom S.A.’s annual report on Form 20-F filed on July 13, 2009).
4.13	Schedule of Omitted Instruments of Authorization for the Use of Radio Frequency Blocks for 3G services (incorporated by reference to Exhibit 10.15 to Form F-1/A of Oi S.A. – In Judicial Reorganization filed on September 4, 2018).
4.14	Instrument of Authorization for the Use of Radio Frequency Blocks for 4G services between ANATEL and TNL PCS S.A., No. 520/2012, dated October 16, 2012 (English translation) (incorporated by reference to Exhibit 4.16 to Form 20-F of Oi S.A. – In Judicial Reorganization filed on May 16, 2018).
4.15	Schedule of Omitted Instruments of Authorization for the Use of Radio Frequency Blocks for 4G services (incorporated by reference to Exhibit 4.17 to Form 20-F of Oi S.A. – In Judicial Reorganization filed on May 16, 2018).
4.16	Subscription and Commitment Agreement, dated as of December 19, 2017, among Oi S.A. – In Judicial Reorganization, Telemar Norte Leste S.A. – In Judicial Reorganization, Oi Móvel S.A. – In Judicial Reorganization, Copart 4 Participações S.A. – In Judicial Reorganization, Copart 5 Participações S.A. – In Judicial Reorganization, Portugal Telecom International Finance B.V. – In Judicial Reorganization, Oi Brasil Holdings Coöperatief U.A. – In Judicial Reorganization and certain bondholders (incorporated by reference to Exhibit 2.04 to Form 20-F of Oi S.A. – In Judicial Reorganization filed on May 16, 2018).

4.17	Amendment No. 1 to Subscription and Commitment Agreement, dated as of July 13, 2018, among Oi S.A. – In Judicial Reorganization, Telemar Norte Leste S.A. – In Judicial Reorganization, Oi Móvel S.A. – In Judicial Reorganization, Copart 4 Participações S.A. – In Judicial Reorganization, Copart 5 Participações S.A. – In Judicial Reorganization, Portugal Telecom International Finance B.V. – In Judicial Reorganization, Oi Brasil Holdings Coöperatief U.A. – In Judicial Reorganization and certain bondholders (incorporated by reference to Exhibit 10.19 to Form F-1/A of Oi S.A. – In Judicial Reorganization filed on October 4, 2018).
4.18	Amendment No. 2 to Subscription and Commitment Agreement, dated as of September 4, 2018, among Oi S.A. – In Judicial Reorganization, Telemar Norte Leste S.A. – In Judicial Reorganization, Oi Móvel S.A. – In Judicial Reorganization, Copart 4 Participações S.A. – In Judicial Reorganization, Copart 5 Participações S.A. – In Judicial Reorganization, Portugal Telecom International Finance B.V. – In Judicial Reorganization, Oi Brasil Holdings Coöperatief U.A. – In Judicial Reorganization and certain investors (incorporated by reference to Exhibit 1 to Form 6-K of Oi S.A. – In Judicial Reorganization filed on September 5, 2018).
4.19	Instrument of Authorization for the Use of Radio Frequency Blocks for services under the 450 MHz spectrum, between ANATEL and Oi S.A., No. 522/2012, dated October 16, 2012 (English translation) (incorporated by reference to Exhibit 10.21 to Form F-1/A of Oi S.A. – In Judicial Reorganization filed on October 4, 2018).
4.20	Amendment No. 3 to Subscription and Commitment Agreement, dated as of December 10, 2018, among Oi S.A. – In Judicial Reorganization, Telemar Norte Leste S.A. – In Judicial Reorganization, Oi Móvel S.A. – In Judicial Reorganization, Copart 4 Participações S.A. – In Judicial Reorganization, Copart 5 Participações S.A. – In Judicial Reorganization, Portugal Telecom International Finance B.V. – In Judicial Reorganization, Oi Brasil Holdings Coöperatief U.A. – In Judicial Reorganization and certain investors (incorporated by reference to Exhibit 1 to Form 6-K of Oi S.A. – In Judicial Reorganization filed on December 11, 2018).
4.21	Amendment No. 4 to Subscription and Commitment Agreement, dated as of December 18, 2018, among Oi S.A. – In Judicial Reorganization, Telemar Norte Leste S.A. – In Judicial Reorganization, Oi Móvel S.A. – In Judicial Reorganization, Copart 4 Participações S.A. – In Judicial Reorganization, Copart 5 Participações S.A. – In Judicial Reorganization, Portugal Telecom International Finance B.V. – In Judicial Reorganization, Oi Brasil Holdings Coöperatief U.A. – In Judicial Reorganization and certain investors (incorporated by reference to Exhibit 1 to Form 6-K of Oi S.A. – In Judicial Reorganization filed on December 19, 2018).
4.22	Registration Rights Agreement, dated as of December 18, 2018, by and among Oi S.A. – In Judicial Reorganization and certain investors (incorporated by reference to Exhibit 10.24 to Form F-1 of Oi S.A. – In Judicial Reorganization filed on February 1, 2018).
4.23	Joinder Agreement, dated as of January 15, 2019, of CVI EMCVF Lux Securities Trading S.a.r.l. and CVI EMCVF Cayman Securities Ltd., to the Registration Rights Agreement, dated as of December 18, 2018, by and among Oi S.A. – In Judicial Reorganization and certain investors (incorporated by reference to Exhibit 10.25 to Form F-1 of Oi S.A. – In Judicial Reorganization filed on February 1, 2018).
4.24	Joinder Agreement, dated as of January 23, 2019, of Solus Alternative Management LP, as investment advisor on behalf of certain related funds and accounts and those certain related funds and accounts, to the Registration Rights Agreement, dated as of December 18, 2018, by and among Oi S.A. – In Judicial Reorganization and certain investors (incorporated by reference to Exhibit 10.26 to Form F-1 of Oi S.A. – In Judicial Reorganization filed on February 1, 2018).
8.01*	List of subsidiaries of the Registrant.
12.01*	Certification of the Chief Executive Officer of Oi S.A. – In Judicial Reorganization pursuant to the Sarbanes-Oxley Act of 2002.
12.02*	Certification of the Chief Financial Officer of Oi S.A. – In Judicial Reorganization pursuant to the Sarbanes-Oxley Act of 2002.
13.01*	Certifications of the Chief Executive Officer and the Chief Financial Officer of Oi S.A. – In Judicial Reorganization pursuant to the Sarbanes-Oxley Act of 2002.
101*	XBRL

*	Filed herewith.

There are numerous instruments defining the rights of holders of long-term indebtedness of Oi S.A. – In Judicial Reorganization and its consolidated subsidiaries, none of which authorizes securities that exceed 10% of the total assets of Oi S.A. – In Judicial Reorganization and its subsidiaries on a consolidated basis. Oi S.A. – In Judicial Reorganization hereby agrees to furnish a copy of any such agreements to the SEC upon request.

185

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 26, 2019	Oi S.A. – In Judicial Reorganization
/s/ Eurico de Jesus Teles Neto
Name: Eurico de Jesus Teles Neto
Title: Chief Executive Officer

Date: April 26, 2019	Oi S.A. – In Judicial Reorganization
/s/ Carlos Augusto Machado Pereira de Almeida Brandão
Name: Carlos Augusto Machado Pereira de Almeida Brandão
Title: Chief Financial Officer

INDEX TO FINANCIAL STATEMENTS

Oi S.A. – In Judicial Reorganization

MANAGEMENT’S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING

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

Under the supervision and with the participation of our CEO and CFO, our management conducted an assessment of our internal control over financial reporting as of December 31, 2018 based on the criteria established in “Internal Control—Integrated Framework (2013)” issued by COSO.

As a result of management’s assessment of our internal control over financial reporting as of December 31, 2018, management concluded that the following material weakness in our internal control over financial reporting existed: that we did not design, establish or maintain effective control over the completeness and accuracy of consolidation entries, which includes timely review of reconciliation of intercompany balances and its elimination in the consolidation process.

Because of the existence of these material weaknesses, management has concluded that our internal control over financial reporting was ineffective as of December 31, 2018.

The effectiveness of our internal control over financial reporting has been audited by BDO RCS Auditores Independentes S.S. as stated in their report included in this Annual Report on Form 20-F, which expresses an adverse opinion on the effectiveness of our internal control over financial reporting as of December 31, 2018. Our independent registered public accountants, BDO RCS Auditores Independentes S.S., audited the consolidated financial statements as of and for the year ended December 31, 2018 included in this Annual Report on Form 20-F, and their adverse opinion on the effectiveness of our internal control did not affect their audit report to our financial statements.

April 26, 2019

/s/ Eurico de Jesus Teles Neto	/s/ Carlos Augusto Machado Pereira de Almeida Brandão
Name: Eurico de Jesus Teles Neto	Name: Carlos Augusto Machado Pereira de Almeida Brandão
Title: Chief Executive Officer	Title: Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Stockholders and Board of Directors of Oi S.A. – Under Judicial Reorganization

Opinion on Internal Control over Financial Reporting

We have audited Oi S.A. – Under Judicial Reorganization and subsidiaries (the “Company”) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated balance sheet of the Company and subsidiaries as of December 31, 2018, the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for the year ended December 31, 2018, and the related notes (collectively referred to as “the financial statements”) and our report dated April 26, 2019 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of internal control over financial reporting in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness described below have been identified and included in management assessment:

•

Although the Company has established effective controls with focus on the related parties’ transactions entered into 2018, the Company did not design, establish or maintain effective controls over the integrity and accuracy of prior years’ related parties’ transactions, which affects current year balance sheet, including reconciliation, review and elimination of such transactions, in the consolidation process.

This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2018 financial statements, and this report does not affect our report on those financial statements.

Definition and Limitations of Internal Control over Financial Reporting

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

April 26, 2019, Rio de Janeiro-RJ, Brazil.

/s/ BDO RCS Auditores Independentes SS

BDO RCS Auditores Independentes SS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Stockholders and Board of Directors of Oi S.A. – Under Judicial Reorganization

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Oi S.A. – Under Judicial Reorganization (the “Company”) and subsidiaries as of December 31, 2018, the related consolidated statements of income and comprehensive income, stockholders’ equity, and cash flows for the year ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company and subsidiaries at December 31, 2018, and the results of their operations and their cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 26, 2019 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, has a net accumulated deficit and has recently emerged from judicial reorganization. These events and conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note No. 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2018.

April 26, 2019, Rio de Janeiro-RJ, Brazil.

/s/ BDO RCS Auditores Independentes SS

BDO RCS Auditores Independentes SS

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of

Oi S.A. –– Under Judicial Reorganization - Debtor-in-possession

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Oi S.A. – Under Judicial Reorganization - Debtor-in-possession and subsidiaries (the Company) as of December 31, 2017, the related consolidated statements of operations, comprehensive loss, shareholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, has a net capital deficit and netshareholders’ deficit, and needs to achieve the conditions of the judicial reorganization plan which include: (a) the conversion of the debt into equity of the qualified bondholders’ credits and (b) a capital increase in the amount of $4 billion Reais (local currency) via a public offering. These events or conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ KPMG Auditores Independentes

We have served as the Company’s auditor since 2012.

Rio de Janeiro, Brazil

May 15, 2018

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Consolidated Balance Sheets at December 31, 2018 and 2017

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	Note	12/31/2018	12/31/2017
Current assets
Cash and cash equivalents	7	4,385,329	6,862,684
Short-term investments	7	201,975	21,447
Trade accounts receivable, less allowance for doubtful accounts of R$1,870,350 in 2018 and R$1,342,211 in 2017	8	6,516,555	7,367,442
Recoverable income taxes	9	621,246	1,123,510
Other taxes	10	803,252	1,081,587
Judicial Deposits	11	1,715,934	1,023,348
Inventories		317,503	253,624
Prepaid expenses		743,953	307,162
Pension plan assets	23	4,880	1,080
Held-for-sale assets	26	4,923,187	4,675,216
Other assets		1,079,670	780,627

Total current assets		21,313,484	23,497,727
Non-current assets
Long-term investments	7	36,987	114,839
Other taxes	10	715,976	627,558
Deferred tax assets	9	23,050
Judicial Deposits	11	7,018,786	8,289,762
Investments	12	117,840	136,510
Property, plant and equipment, net	13	28,468,798	27,083,454
Intangible assets	14	8,025,442	9,254,839
Pension plan assets	23	753,827	1,699,392
Other assets		773,411	282,687

Total non-current assets		45,934,117	47,489,041

Total assets		67,247,601	70,986,768
Liabilities not subject to compromise
Current liabilities
Trade payables	15	5,225,862	5,170,970
Borrowings and financing	16	672,894	54,251
Payroll, related taxes and benefits		906,655	924,560
Income taxes payable	9	27,026	567,129
Other taxes	10	1,033,868	1,443,662
Tax financing program	18	142,036	278,277
Dividends and interest on capital		6,168	6,222
Provision for contingencies	19	680,542
Unearned revenues	21	229,497	139,012
Advances from customers		73,094	402,774
Licenses and concessions payable	17	85,619	20,306
Liabilities associated to held-for-sale assets	26	526,870	354,127
Other payables	20	629,939	469,214

Total current liabilities		10,240,070	9,830,504
Non-current liabilities
Trade payables	15	3,593,008
Borrowings and financing	16	15,777,012
Other taxes	10	628,716	867,664
Deferred taxes liabilities	9	—	497,375
Tax financing program	18	411,170	610,500
Provision for contingencies	19	4,358,178	1,368,435
Liability for pensions benefits	23	579,122	72,374
Unearned revenues	21	1,687,073	1,633,816
Advances from customers		142,134	67,143

See accompanying notes to consolidated financial statements.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Consolidated Balance Sheets at December 31, 2018 and 2017

(In thousands of Brazilian Reais - R$, unless otherwise stated)

Licenses and concessions payable	17	—	604
Other payables	20	631,622	583,186

Total non-current liabilities		27,808,035	5,701,097
Prepetition liabilities subject to compromise	29	—	65,139,228
Total liabilities		38,048,105	80,670,829
Shareholders’ equity (deficit)	22
Preferred shares, no par value		4,094,909	4,094,909
Authorized 157,727 shares; issued and outstanding 155,915 shares in 2018 and 155,915 in 2017
Common shares, no par value		27,943,562	17,343,465
Authorized 2,298,247 shares; issued and outstanding 2,266,217 shares in 2018 and 519,752 in 2017			—

Total share capital		32,038,471	21,438,374
Share issuance costs		(444,943)	(444,943)
Capital reserves		16,053,166	17,762,545
Treasury shares		(2,803,250)	(5,531,092)
Other comprehensive loss		(1,817,634)	(1,175,521)
Accumulated losses		(14,069,804)	(42,026,880)
Shareholders’ equity (deficit) attributable to the Company and subsidiaries		28,956,006	(9,977,517)

Non-controlling interest	26	243,490	293,456

Total Shareholders’ equity (deficit)		29,199,496	(9,684,061)

Total liabilities and shareholders’ equity		67,247,601	70,986,768

See accompanying notes to consolidated financial statements.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Consolidated Statements of Operations for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	Note	2018	2017	2016
Net operating revenue	4	22,060,014	23,789,654	25,996,423
Cost of sales and services	5	(15,822,732)	(15,676,216)	(16,741,791)

Gross profit		6,237,282	8,113,438	9,254,632

Operating (expenses) income
Selling expenses	5	(4,478,352)	(4,399,936)	(4,383,163)
General and administrative expenses	5	(2,697,865)	(3,064,252)	(3,687,706)
Other operating income (expenses), net	5	417,159	(1,043,922)	(1,237,085)
Reorganization items, net	28	31,580,541	(2,371,918)	(9,005,998)

Income (loss) before financial and taxes		31,058,765	(2,766,590)	(9,059,320)

Financial expenses, net	6	(4,012,067)	(1,612,058)	(4,375,309)

Income (loss) before income taxes		27,046,698	(4,378,648)	(13,434,629)
Income tax expense (current and deferred)	9	347,139	350,987	(2,245,113)

Net income (loss) for the year		27,393,837	(4,027,661)	(15,679,742)

Net income (loss) attributable to owners of the Company		27,369,422	(3,736,518)	(15,502,132)
Net income (loss) attributable to non-controlling interests		24,415	(291,143)	(177,610)

Net income (loss) allocated to common shares – basic and diluted		24,525,692	(2,874,290)	(11,924,904)
Net income (loss) allocated to preferred shares – basic and diluted		2,843,730	(862,228)	(3,577,228)
Weighted average number of outstanding shares
(in thousands of shares)
Common shares – basic and diluted (note 22)		1,344,686	519,752	519,752
Preferred shares – basic and diluted (note 22)		155,915	155,915	155,915
Net income (loss) per share from continuing operations:
Common shares - basic and diluted		18.24	(5.53)	(22.94)
Preferred shares - basic and diluted		18.24	(5.53)	(22.94)

See accompanying notes to consolidated financial statements.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Consolidated Statements Comprehensive Income (loss) for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais – R$, unless otherwise stated)

	2018	2017	2016
Net income (loss) for the year	27,393,837	(4,027,661)	(15,679,742)
Other comprehensive income (loss)
Foreign currency translation adjustments	(110,098)	165,713	(1,176,359)
Decrease of interest shares in subsidiary		(374,130)

	(110,098)	(208,417)	(1,176,359)
Pension and other postretirement benefit plans:
Net actuarial loss from continuing operations	(918,782)	(130,846)	(120,357)
Less amortization of prior service cost and actuarial loss included in net periodic pension cost	—	—	(755)

Pension and other postretirement benefit plans	(918,782)	(130,846)	(121,112)
Changes in effective portion of the fair value of hedging financial instrument	—	—	546,253
Less reclassification adjustment for gains included in net income (loss)	—	—	64,360

			610,613
Income tax effect on other comprehensive income (loss):
Pension and other postretirement benefit plans	312,386	32,157

	312,386	32,157	—

Other comprehensive loss	26,677,343	(4,334,767)	(16,366,600)
Less comprehensive income (loss) attributable to non-controlling interest	(49,966)	(64,153)	(399,551)

Net comprehensive income (loss) attributable to controlling shareholders	26,727,309	(4,270,614)	(15,967,049)

See accompanying notes to consolidated financial statements.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Consolidated Statements of Changes in Shareholders’ Equity / (Deficit) for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	Attributable to owners of the Company						Total equity / (deficit) attributed to controlling shareholders	Non-controlling shareholders	Total equity/ (deficit)
	Share capital	Share issue costs	Capital reserves	Treasury shares	Accumulated losses	Other comprehensive income (loss)
Balance at December 31, 2015	21,438,374	(444,943)	17,762,545	(5,531,092)	(22,788,230)	(609,895)	9,826,759	1,190,547	11,017,306

Loss for the year					(15,502,132)		(15,502,132)	(177,610)	(15,679,742)
Other comprehensive loss						(464,917)	(464,917)	(221,941)	(686,858)

Balance at December 31, 2016	21,438,374	(444,943)	17,762,545	(5,531,092)	(38,290,362)	(1,074,812)	(6,140,290)	790,996	(5,349,294)

Loss for the year					(3,736,518)		(3,736,518)	(291,143)	(4,027,661)
Other comprehensive loss						(100,709)	(100,709)	(206,397)	(307,106)

Balance at December 31, 2017	21,438,374	(444,943)	17,762,545	(5,531,092)	(42,026,880)	(1,175,521)	(9,977,517)	293,456	(9,684,061)

ASC 606 recognized					655,112		655,112		655,112
Balance at January 01, 2018	21,438,374	(444,943)	17,762,545	(5,531,092)	(41,371,768)	(1,175,521)	(9,322,405)	293,456	(9,028,949)

Issuance of shares to settle notes	10,600,097		1,013,883				11,613,980		11,613,980
Delivery of treasury shares to settle notes			(2,727,842)	2,727,842
Exercise of warrants			4,580				4,580		4,580
Net income for the year					27,369,422		27,369,422	24,415	27,393,837
Other comprehensive loss					(67,458)	(642,113)	(709,571)	(74,381)	(783,952)

Balance at December 31, 2018	32,038,471	(444,943)	16,053,166	(2,803,250)	(14,069,804)	(1,817,634)	28,956,006	243,490	29,199,496

See accompanying notes to consolidated financial statements.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Consolidated Statements of Cash Flows

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	2018	2017	2016
Operating activities
Net income (loss) for the year	27,393,837	(4,027,661)	(15,679,742)
Adjustments to reconcile net income (loss) to cash provided by operating activities
Loss (gain) on financial instruments	3,415,354	(1,115,823)	(5,342,872)
Derivatives financial instruments	—	—	5,150,478
Depreciation and amortization	5,952,905	5,881,302	6,310,619
Impairment (reversal) of held-for-sale securities	(292,799)	267,008	1,090,295
Provision for bad debt	1,224,248	784,403	729,752
Provision (reversal) for contingencies	(19,465)	143,517	1,056,410
Provision for pension plans	(114,813)	(197,141)	(198,554)
Impairment (reversal) of assets	—	46,534	225,512
Deferred tax expense (benefit)	(231,433)	(1,257,068)	1,532,299
Reorganization items, net	(31,580,541)	2,371,918	9,005,998
Changes in operating assets and liabilities, net of acquisition:
Accounts receivable	(365,771)	(253,469)	(390,361)
Other taxes	121,951	477,164	(618,074)
Purchase of short-term investments	(1,191,664)	(601,200)	(1,877,885)
Redemption of short-term investments	1,103,920	775,456	3,570,453
Trade payables	(860,900)	(374,003)	(585,813)
Payroll, related taxes and benefits	(253,902)	(42,727)	(175,690)
Provision for contingencies	(434,974)	(114,336)	(692,001)
Net increase in income taxes refundable and payable	(799,189)	399,182	213,586
Pension plans	—	54	(50,000)
Employee and management profit sharing	237,253	298,789	84,000
Changes in assets and liabilities held for sale	(257,643)	701,416	(557,330)
Other	(183,838)	238,443	299,240

Net cash provided by (used in) operating activities	2,862,536	4,401,758	3,100,320

See accompanying notes to consolidated financial statements.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Consolidated Statements of Cash Flows

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian Reais - R$, unless otherwise stated)

	2018	2017	2016
Investing activities
Capital expenditures	(5,246,241)	(4,344,238)	(3,263,571)
Proceeds from the sale of property, plant and equipment	22,276	5,016	6,405
Cash received for the sale of PT Portugal (Note 25)
Purchase of judicial deposits	(775,953)	(425,563)	(1,366,907)
Redemption of judicial deposits	1,083,043	343,129	706,657
Other

Net cash provided by (used in) by in investing activities	(4,916,875)	(4,421,656)	(3,917,416)
Financing activities
Repayment of principal of borrowings, financing	(161,884)	(659)	(6,223,703)
Cash impacts on derivatives transactions			443,709
Payments of obligation for licenses and concessions	(1,491)	(104,449)	(204,779)
Payments of obligation for tax refinancing program	(265,495)	(226,776)	(96,638)
Share buyback		(300,429)
Payment of dividends and interest on capital	(54)	(59,462)	(37,806)
Exercise of warrants	4,580	—	—

Net cash used in financing activities	(424,344)	(691,775)	(6,119,217)
Foreign exchange differences on cash and cash equivalents	1,328	11,106	(398,499)
Net (decrease) increase in cash and cash equivalents	(2,477,355)	(700,567)	(7,334,812)
Cash and cash equivalents beginning of year	6,862,684	7,563,251	14,898,063

Cash and cash equivalents end of year	4,385,329	6,862,684	7,563,251

Non-cash transactions

	2018	2017	2016
Conversion of debt into shares	11,613,980
Acquisition of Property, Plant and Equipment and Intangible assets (incurring liabilities)	1,034,475	1,451,068	1,873,573
Offset of judicial deposits against provision for contingencies	845,088	382,071	1,841,299

Other transactions

	2018	2017	2016
Income taxes paid	(683,483)	(506,898)	(499,228)
Financial charges paid	(22,099)	(3,927)	(2,232,977)
Operating cash payments resulting from the judicial reorganization relating to professional fees	(633,676)	(369,938)	(252,915)

See accompanying notes to consolidated financial statements.

Oi S.A. – Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

1.	BASIS OF PRESENTATION

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession (“Company” or “Oi”), is a Switched Fixed-line Telephony Services (“STFC”) concessionaire, operating since July 1998 in Region II of the General Concession Plan (PGO), which covers the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul, and the Federal District, in the provision of STFC as a local and intraregional long-distance carrier. From January 2004 on, the Company also provides domestic and international long-distance services in all Regions and since January 2005 started to provide local services outside Region II. These services are provided under concessions granted by Agência Nacional de Telecomunicações - ANATEL (National Telecommunications Agency), the regulator of the Brazilian telecommunications industry (“ANATEL” or “Agency”).

The Company is headquartered in Brazil, in the city of Rio de Janeiro, at Rua do Lavradio, 71 – 2º andar.

The Company also holds: (i) through its wholly-owned subsidiary Telemar Norte Leste S.A. - Under Judicial Reorganization – Debtor-in-Possession (“Telemar”) a concession to provide fixed telephone services in Region I and nationwide International Long-distance services; and (ii) through its indirect subsidiary Oi Móvel S.A. - Under Judicial Reorganization – Debtor-in-Possession (“Oi Móvel”) a license to provide mobile telephony services in Region I, II and III.

The local and nationwide STFC long-distance concession agreements entered into by the Company and its subsidiary Telemar with ANATEL are effective until December 31, 2025. These concession agreements provide for reviews on a five-year basis and in general have a higher degree of intervention in the management of the business than the licenses to provide private services, and include several consumer protection provisions, as perceived by the regulator. On December 30, 2015, ANATEL announced that the review to be implemented by the end of 2015 had been postponed to April 30, 2016. Subsequently, On April 29, 2016, ANATEL decided, under a Resolution Circular Letter, to postpone until December 31, 2016 the execution of the revised agreements. On December 30, 2016 and under a Resolution Circular Letter, ANATEL postponed again the execution of the new concession agreements up to June 30, 2017. On June 29, 2017, ANATEL informed, in an official letter, that it would no longer make any further amendments to the concession agreements at this instance. Note that until the end of the concession agreement on December 31, 2025 there would still be a period for revision, on December 31, 2020. It is worth noting that Congress Bill 79/2016 provides for a special amendment of concession agreements to adjust them to the possibility of migrating from a public utility regime to an STFC service provision under a private law regime. Thus, if this bill is passed into law, the concession agreement is subject to amendment in any date other than December 31, 2020. Throughout the years, ANATEL initiated some procedures aiming at monitoring the Company’s financial situation, as well as to assess the Company’s ability to discharge its obligations arising from the terms of the concession agreements. In light of the approval of the Judicial Reorganization Plan by the creditors and its subsequent ratification by the competent court, ANATEL started to monitor the Oi Group Companies’ operating and financial positions based on the effectiveness of said Judicial Reorganization Plan (JRP).

The Company is registered with the Brazilian Securities and Exchange Commission (“CVM”) and the U.S. Securities and Exchange Commission (“SEC”). Its shares are traded on B3 S.A. – Brasil, Stock Exchange, OTC, and its American Depositary Receipts (“ADRs”) representing Oi common shares and preferred shares traded on the New York Stock Exchange (“NYSE”).

1.1.	JUDICIAL REORGANIZATION

On June 20, 2016, Oi, together with its direct and indirect wholly owned subsidiaries Oi Móvel, Telemar, Copart 4 Participações S.A. – Under Judicial Reorganization - Debtor-in-Possession (“Copart 4”), Copart 5 Participações S.A. – Under Judicial Reorganization - Debtor-in-Possession (“Copart 5”), Portugal Telecom International Finance B.V. – Under Judicial Reorganization - Debtor-in-Possession (“PTIF”), and Oi Brasil Holdings Cooperatief U.A. – Under Judicial Reorganization - Debtor-in-Possession (“Oi Holanda”) (collectively with the Company, the “Oi Companies” or “JR Debtors”) filed, as a matter of urgency, a request for judicial reorganization with the Court of the State of Rio de Janeiro, as approved by the Company’s Board of Directors and the competent governing bodies.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

On November 29, 2017, the Judicial Reorganization Court determined once again the postponement of the General Creditors Meeting (“CGM”) to December 19, 2017, on its first notice to convene, which may continue on December 20, 2017, if necessary, and February 1, 2018, on its second notice to convene, which may continue on February 2, 2018, if necessary.

On December 19, 2017, after confirming that the required quorum of classes I, II, III, and IV creditors was in attendance, the CGM was held and the JRP was approved by a vast majority of creditors on December 20, 2017.

On January 8, 2018, the Judicial Reorganization Court issued a decision ratifying the JRP and granting the judicial reorganization to the Oi Companies. Said decision was published on February 5, 2018, initiating the period for the creditors of the Judicial Reorganization Debtors (“JR Debtors”) to elect one of the payment options to recover their claims, as provided for in the JRP, which ended on February 26, 2018, except for bondholders, whose deadline was extended to March 8, 2018, as decided by the Judicial Reorganization Court on February 26, 2018.

On July 20, 2018, the Board of Directors ratified in part the Capital Increase – Claim Capitalization, approved at the Board of Directors’ meeting held on March 5, 2018. This approval was provided after verification of the results of the new common shares’ subscription calculation by the Company’s shareholders, which exercised their preemptive right and by the holders of the Qualified Bondholders’ Unsecured Claims through the capitalization of their related claims, as provided for by the JRP.

Under Brazilian law, prior to issuing the Common Shares underlying the newly issued Common ADSs or the Warrants underlying the newly issued ADWs to holders of Defaulted Bonds, Oi was required to conduct a preemptive offer of those Common Shares and Warrants to all holders of its Common Shares and Preferred Shares. Holders of Common ADSs and Preferred ADSs were not entitled to participate in that preemptive offer.

Holders of preemptive rights were entitled to subscribe to Common Shares and the associated Warrants during a subscription period commencing on June 15, 2018 and ending on July 16, 2018 at a subscription price of R$7.00 per Common Share. Holders of Common Shares and Preferred Shares subscribed for 68,263 Common Shares and 5,197 Warrants in the preemptive offer. The cash proceeds of the preemptive offer was required to be made available to holders of Defaulted Bonds in lieu of the subscribed Common Shares and Warrants.

Under the JRP, the Qualified Recovery with respect to each US$1,000 of Qualified Bondholder Credits consisted of approximately:

•	US$195.61 aggregate principal amount of New Notes;

•	38.57 Common ADSs representing 192.83 Common Shares for a total of 1,514,299,603 shares valued at $10,600,097,221 in partial settlement of the bonds;

•	2.75 ADWs; and

•	US$0.01 in cash.

In the July 28, 2018 Board of Directors meeting, the Board ratified the issuance of subscription warrants to subscribers who participated in the preemptive offering and to qualified Bondholders pursuant to the terms of the Capital Increase – Claims Capitalization.

Pursuant to Article 72 of the Bylaws then in effect and because of a dilution of Company’s shareholding base in excess of 50% as a result of the Capital Increase – Claim Capitalization, the voting constraint therein was discontinued and immediately and irrevocably ceased to have any effect with respect to the exercise of voting rights by the Company’s shareholders.

On July 31, 2018, the Company that it had completed the restructuring of the Companies under Reorganization with the implementation of the applicable JRP terms and conditions represented by the completion of the Capital Increase – Claim Capitalization.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

1.2.	CAPITAL INCREASE – NEW FUNDS

As part of the approved JRP, on October 26, 2018, the Board of Directors approved the Capital Increase – New Funds, within the authorized capital ceiling set in Oi’s Bylaws, through the issuance of three billion, two hundred twenty-five million, eight hundred six thousand, four hundred fifty-one (3,225,806,451) new common shares, at the price of R$1.24 per share (“New Common Shares”), for total consideration of R$4.0 billion, in line with the JRP provisions. Any holder of Company common shares (“Common Shares”) and/or Company preferred shares (“Preferred Shares”), including the custody agent of the American Depositary Shares Program (“ADSs Custodian”) representing Company Common Shares and/or Company Preferred Shares (“ADS”), is ensured the preemptive right to subscribe New Common Shares issued as a result of the Capital Increase – New Funds, pursuant to Article 171 of Law 6404/1976. Any and all New Common Shares not subscribed by existing common and/or preferred shareholders under their preemptive rights are to be subscribe by the Backstop Investors pursuant the deadlines and terms of the Commitment Agreement between the Company and the Backstop Investors. The preemptive rights were eligible to be exercised upon effectiveness of the U.S. SEC registration statement the Company filed relating to the sale of New Common Shares and ADS. The SEC declared the registration statement effective on November 13, 2018, upon which the Company disclosed a Notice to Shareholders communicating the start date of the preemptive right exercise period, as well as other terms and conditions.

Also on October 26, 2018, the Company became aware that the members of ANATEL’s Board of Directors unanimously decided to grant a preapproval of the Capital Increase – New Funds.

Between October 3 and December 31, 2018, 115,913,355 common shares have been issued to pursuant to the exercise of warrants that were issued as part of the Capital Increase – Claims Capitalization transaction, including subscription warrants represented by 22,798,378 American Depository Warrants. On January 4, 2019, 275,985 common shares have been issued to pursuant to the exercise of warrants that were issued as part of the Capital Increase – Claims Capitalization transaction, including subscription warrants represented by 55,197 American Depository Warrants. The Subscription Warrants not exercised up to and including January 2, 2019 and the ADWs not exercised up to and including December 26, 2018 have expired and can no longer be exercised.

On December 19, 2018, the Company noticed to Holders of ADSs informing that it changed certain terms of the Rights Offer. The Company entered into an amendment to the Commitment Agreement, under which the Backstop Investors holders of 60% of the total amounts of the backstop commitments (“Majority of the Backstop Investors”) agreed to extend the deadlines and waive certain pending conditions precedent to finance its backstop commitments, including the requirement to publish the updated General Universal Service Targets Plan (“New PGMU”). The Company also informed that it will pay to the ADS Depository the ADS issue rate of the New Common ADSs. As a result, the Deposit Amount of the New Common ADSs would no longer be used to pay the ADS issue rate, which would increase the portion returned to the holders of Common ADSs Rights exercised its Common ADSs Rights to subscribe the initial New Common ADSs or New Common ADSs Surpluses.

On January 11, 2019, the Company’s Board of Directors verified and confirmed the issuance of 1,530,457,356 New Common Shares that were subscribed within the preemptive right exercise period of new common shares, at the issue price of R$1.24 per share, for total proceeds of R$1,897,767,121.44. From the total of New Common Shares issued, (i) 856,519,080 were delivered to the ADS Depositary so that the ADSs corresponding to such New Common Shares were issued, which were delivered to the holders of ADSs to exercise their preemptive rights, and (ii) 673,938,276 New Common Shares were delivered to the holders of common shares and preferred shares that exercised their respective preemptive rights.

On the same date, the Company’s Board of Directors verified the result of the requests regarding the excess distribution of new common shares (“Excess New Common Shares”) not subscribed within the preemptive right exercise period of new common shares. The holders of common shares and preferred shares, including the ADS Depository, requested a total of 91,322,933 excess distribution shares. The Company’s Board of Directors also confirmed that because the number of Excess New Common Shares requested was lower than the total number of Excess New Common Shares available, the Excess New Common Shares requests filed by the holders of common shares and preferred shares and the holders of ADSs would be fully met.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

On January 21, 2019, the Company’s Board of Directors verified the payment of the Excess New Common Shares and confirmed the issue of 91,322,933 Excess New Common Shares subscribed by the holders of common shares and preferred shares, including 49,156,560 Excess New Common Shares subscribed by the ADS Depository pursuant to the instructions received from holders of ADSs, at the issue price of R$1.24 per share, which resulted in the contribution of R$113,000,000.00 to the Company. On the same date, the Company’s Board of Directors confirmed that the 1,604,268,162 New Common Shares not subscribed within the preemptive right exercise period and the subscription of Excess New Common Shares would be subscribed by the Backstop Investors, under the terms of the Plan and the Commitment Agreement. Also on the same date, the Company’s Board of Directors verified that the Backstop Investors representing 84.4% of the total guarantee commitment of the Capital Increase – New Funds elected, under the terms of the Plan and the Commitment Agreement, to receive the guarantee commitment premium de commitment of the Capital Increase – New Funds in common shares, as provided for by Section 5 of the Commitment Agreement, and approved, therefore, in strict compliance with the Plan and the Commitment Agreement confirmed in court, the issue of 272,148,705 shares (“Commitment Shares”).

On January 28, 2019, the Company informed that, in compliance with the Plan and the terms of the Capital Increase – New Funds, on January 25, 2019 1,604,268,162 New Common Shares were subscribed and paid in, corresponding to the balance of common shares not subscribed by the shareholders within the preemptive right exercise period and the Excess New Common Shares period (“Balance of New Common Shares”). This concluded the Capital Increase – New Funds, provided for by Clause 6 of the Plan, through the subscription and payment of all 3,225,806,451 New Common Shares issued as part of the Capital Increase – New Funds, representing a contribution of new funds for the Company totaling R$4,000,000,000.00. The Company also informed that, in strict compliance with the Plan and the Commitment Agreement, the Backstop Investors that elected to receive their commitment premium in shares, as provided for by Clause 6.1.1.3 of the Plan and the Commitment Agreement, subscribed and paid in the Commitment Shares, issue price of R$1.24 per share, in the form of American Depositary Shares. In light of the outcome of the subscription and payment of the New Common Shares issued as part of the Capital Increase – New Funds and the Commitment Shares, the Company’s paid-in capital increased to R$32,538,937,370.00, (R$32,038,471,375.00 of share capital plus R$500,465,995.00 of additional paid-in capital), represented by 5,954,205,001 shares, divided into 5,796,477,760 registered common shares and 157,727,241 registered preferred shares, without par value.

1.3.	CREDITORS SETTLEMENT PROGRAM

On June 23, 2017, as authorized by the Judicial Reorganization Court, the Company initiated a program to enter into settlement agreements with the Oi Companies’ creditors listed in the Judicial Administrator’s List of Creditors, published on May 29, 2017 (“Oi Creditor” and “Creditors Settlement Program” or “Program”, respectively), and creditors could join the program via the website www.credor.oi.com.br.

The Creditors Settlement Program was applicable for creditors with claims amounting to R$50,000 or lower, and allowed the prepayment of 90% of the claim on the acceptance of the creditor and the remaining 10% of the claim after the approval of the JRP, to be paid under the terms and conditions of the Creditors Settlement Program. A Oi Creditor whose claim was higher than R$50,000 would be entitled to join the Creditors Settlement Program, in which case they would receive a R$50,000 prepayment, upon acceptance by such Oi Creditor of the settlement under the terms and conditions set out in the Creditors Settlement Program and the exceeding amount will be paid as set out in the Plan. The Creditors Settlement Program benefited the participating Oi Creditors as it allowed for the prepayment of part of the amount under the Program.

Approximately 35,000 creditors jointed the Creditors Settlement Program, of which about 30,000 in Brazil and 5,000 in Portugal, and approximately R$360 million were made available for the prepayment of the settlements entered into under the Program.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

1.4.	PRE-PETITION CLAIMS, REGULATORY AGENCIES

The Company has reported that it has knowledge of regulatory punitive administrative proceedings and lawsuits that could amount to approximately R$14.5 billion as at June 30, 2016, including fines imposed, expected fines to be imposed and corresponding monetary variations. The Company disagreed and challenged a material portion of the noncompliance events pointed out by ANATEL and challenged the disproportionateness of the punitive actions taken, emphasizing their unreasonableness.

The JRP, as approved at the CGM on December 20, 2017 and subsequently ratified by the Judicial Reorganization Court on January 8, 2018, lays down the payment method Pre-petition Claims, Regulatory Agencies, which include ANATEL’s non-tax claims amounting to approximately R$14.5 billion as of June 30, 2016:

(i)

Payment of nontax pre-petition claims that are under the jurisdiction of the Federal Attorney General’s Office (AGU) in two hundred forty (240) installments, commencing June 30, 2018, as follows: (i) from the 1st to the 60th installment: 0.160%; (ii) from the 61st to the 120th installment: 0.330%; (iii) from the 121st to the 180th installment: 0.500%; (iv) from the 181st to the 239th installment: 0.660%; and (v) 240th installment: the outstanding balance. The first installments shall be fully paid by cashing amounts initially deposited in courts as collateral of these claims, to be supplemented, if necessary, in cash. Beginning in the subsequent month, Oi shall pay the other installments in cash. As from the second installment, the monthly installments shall be adjusted for inflation using the SELIC (Central Bank’s policy rate);

Because the other nontax pre-petition claims of regulatory agencies challenged at the administrative level are illiquid up to this date, they shall be paid as laid down in Clause 4.3.6 of the JRP, general payment method of unsecure claims.

Note, however, that ANATEL filed interlocutory appeal No. 001068-32.2018.8.19.0000 against the decision that ratified the judicial reorganization plan, alleging the invalidity of Clause No. 4.3.4, which sets the method for settlement of ANATEL’s claims. This appeal is pending trial.

Accordingly, the court decisions in effect establish that ANATEL’s non-tax claims against the Company are subject to the judicial reorganization proceeding and shall be paid as provide for by Pre-petition Claims, Regulatory Agencies (Clause 4.3.4 of the approved and ratified Judicial Reorganization Plan), as decided by the Oi Group’s creditors at the CGM, and decided by the Judicial Reorganization Court, pursuant to Law 11101/2005.

1.5.	PAYMENT PROPOSALS IN THE JRP APPROVED AT THE CGM ON DECEMBER 20, 2017, RATIFIED BY THE JUDICIAL REORGANIZATION COURT ON JANUARY 8, 2018 AND IN EFFECT BY DECEMBER 31, 2018

The Oi Group’s creditors shall become creditors of the debt(s) issued by the JR Debtor that was their original debtor.

CLAIMS FROM CREDITORS

This section presents a summarized version of the key terms of the repayment Plan to Oi Group Creditors, including certain information on the financial terms and conditions included in the JRP.

Note that, as defined in Appendix 1.1 to the JRP, the publication date of the Judicial Reorganization Court’s decision ratifying the JRP, i.e., the lower court decision granting the judicial reorganization, against which no appeal with a suspensory effect is upheld, which is January 8, 2018, published on the Official Gazette on February 5, 2018, is taken into consideration for purposes of the way the time limit in the payment terms is counted.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

According to the approved JRP, there are 4 Classes of creditors, as follows:

Class I – Labor Claims

General rule: labor claims shall be paid in five (5) equal monthly installments, with a 180-day grace period after the Court Ratification of the Plan. Labor claims not yet acknowledged shall be paid in five (5) equal monthly installments, with a six-month grace period after a final, unappeasable court on the amount due decision is issued.

Labor Claims that are collateralized by judicial deposits:

•	Shall be paid through the immediate withdrawal of the amount deposited in court.

•

If the deposited amount is lower than the debt listed by the Oi Companies, the deposit shall be used to pay part of the debt and the outstanding balance shall be paid after a decision is issued by the Court that ratifies the amount due in five (5) equal monthly installments, with a 180-day grace period from the Court Ratification of the Plan. If the deposit is higher than the debt, the Oi Companies shall withdraw the difference.

Labor Claims not collateralized by judicial deposits shall be paid via judicial deposits attached to the court records of the related case.

Fundação Atlântico (pension fund) claims:

•	Payable in six (6) annual, equal installments, with a five-year grace period as from the Court Ratification of the Plan.

•

Interest/monetary variation: five-year grace period for interest. National Consumer Price Index (INPC) + 5.5% per year, levied as from the Court Ratification of the Plan, annually accrued during the grace period and payable annually, as from the sixth year, together with the principal installments.

Class II – Collateralized Payables

Class 2 claims shall be paid as follows:

Each creditor shall receive the original debt amount, as disclosed in the List of Creditors, adjusted by the interest/monetary variation rate, as follows:

Principal shall be repaid as follows:

•	72-month grace period for principal as from the Court Ratification date of the Judicial Reorganization Plan;

•	Principal shall be repaid in 108 monthly installments, as described in the table below:

Months	Percentage of the amount to be repaid per month
0 a 72nd	0.0%
73rd to 132nd	0.33%
133rd to 179th	1.67%
180th	1.71%

•	Four-year grace period on interest.

Interest: Long-term Interest Rate, released by the Central Bank, plus spread of 2.946372%, where the interest levied in the first four (4) years shall not be paid and shall be accrued annually and added to the principal.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

Classes III and IV – Unsecured Creditors and MBOs/SBs

The payment proposal for claims of Unsecured Creditors and Micro-business Owners (“MBOs”) and Small Businesses (“SBs”) is described below, according to the thresholds established in the JRP:

Linear payment to Unsecured Creditors:

•

Linear payment to Unsecured Creditors: Unsecured Creditors’ and MEs/EPPs’ claims of amounting up to R$1,000 were paid in a single installment within 20 business days after the Court Ratification of the Plan.

•

Unsecured Creditors and MEs/EPPs with claims above R$1,000 can elect to receive their claims in a single installment, providing that they agree to receive only R$1,000 as the full payment of their claims an related costs, payable within 20 business days after the end of the period to elect the payment option.

Unsecured Creditors with Judicial Deposits: Class 3 and 4 claims held by Unsecured Creditors shall be paid after the withdrawal of the judicial deposits, using the following discount percentages:

Claim Amount Interval	Discount %
Up to R$1,000.00	0%
R$1,000.01 to R$5,000.00	15%
R$5,000.01 to R$10,000.00	20%
R$10,000.01 to R$150,000.00	30%
Over R$150,000.00	50%

•	Shall be paid through the withdrawal of the deposited amount;

•

If the deposit is lower than the debt (after the discount above, as applicable), the deposit shall be used to pay part of the debt and the outstanding balance shall be paid after a decision issued by the competent court that ratifies the amount due according to the General Payment Method described below;

•	If the deposit is higher than the debt (calculated after the discount above, as applicable), The Oi Companies shall withdraw the difference.

Unsecured Creditors and MEs/EPPs that are not paid as provided for above can opt for payments using one of the five restructuring options described below, limited to a maximum amount per offer.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

Restructuring Option 1:

•

Part of Classes 3 and 4 claims shall be denominated in Brazilian reais by the amount of Classes 3 and 4 Creditors that elected this option, up to a ceiling of R$10,000,000,000; these Creditors can elect one of the following methods: (i) claim restructuring; (ii) private debentures, or (iii) public debentures.

•	Part of Classes 3 and 4 claims shall be denominated in US dollars by the amount claimed of Classes 3 and 4 Creditors that elected this option, up to a maximum of US$1,150,000,000.

•	60-month grace period on principal;

•	Principal shall be repaid in 24 semiannual, successive installments, as shown in the table below:

Six-month periods	Percentage of the amount to be repaid per six-month period
0 to 10th	0.0%
11th to 20th	2.0%
21st to 33rd	5.7%
34th	5.9%

•

The interest rate shall be (i) an annual rate equivalent to 80% of the interbank deposit rate (CDI) for claims denominated in Brazilian reais and (ii) 1.75% per year for claims denominated in US dollars; interest shall be annually accrued to the principal and paid semiannually as from the 66th month after the Ratification of the Judicial Reorganization Plan;

•	Once this offer’s maximum amounts are reached, the outstanding balances of the claims payable under this offer shall be paid according to the General Payment Method described below.

Restructuring Option 2:

•

The claims of the Creditors that elect this payment method shall be restructured in US dollars within up to six (6) months after the Court Ratification of the Plan, limited to a maximum of US$850,000,000.

•	60-month grace period on principal;

•	Principal shall be repaid in 24 semiannual, successive installments, as shown in the table below:

Six-month periods	Percentage of the amount to be repaid per six-month period
0 to 10th	0.0%
11th to 20th	2.0%
21st to 33rd	5.7%
34th	5.9%

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

•	Interest of 1.25% per year, annually accrued to the principal and paid semiannually as from the 66th month after the Ratification of the Judicial Reorganization Plan, where:

•

During the principal grace period, 10% of total interest shall be paid semiannually, while the remaining 90% shall be accrued to the principal annually. After this period, 100% of total interest shall be paid semiannually.

•	Once this offer’s maximum amounts are reached, the outstanding balances of the claims payable under this offer shall be paid according to the General Payment Method described below.

•	The creditors’ rights granted under this offer can only be assigned with the prior consent of Oi.

Restructuring Option 3:

Restructuring of unqualified bonds:

•	This offer is available only to bondholders with claims up to US$750,000, and it is limited to a maximum of US$500,000,000.

•	50% discounts, firstly applied to interest and subsequently to principal.

•	Grace period on principal: six years as from the Ratification of the Plan.

•

Principal shall be equivalent to 50% of the unqualified bondholders’ claims, capped at US$250,000,000, and shall be repaid in twelve (12) semiannual, successive installments, as shown in the table below:

Six-month periods	percentage of the amount to be repaid per six-month period
0 to 12th	0.0%
13th to 18th	4.0%
19th to 23rd	12.66%
24th	12.70%

•	Interest: 6% per year in US dollars, annually accrued to the principal as from the 78th month after the Court Ratification of the Plan.

Restructuring of qualified bonds:

•	This offer is available only to bondholders with claims in excess of US$750,000, which will receive the following:

•	Common shares issued by Oi and currently held by PTIF;

•	New notes;

•	New I Common Shares; and

•	Subscription Warrants

•	Exchange ratios: for each US$664,573.98:

•	9,137 common shares issued by Oi and currently held by PTIF;

•	New Notes, issued at the overall price of US$145,262, which consists of a par value of US$130,000 and an issue premium of US$15,262;

•	119,017 New I Common Shares;

•	9,155 Subscription Warrants.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

Note: the exchange ratios assume that the number of Oi common shares and Oi preferred shares is 825,760,902.

•	The New Notes shall be issued in US$1,000 multiples and shall have a maximum par value of R$6,300,000,000, equivalent to a maximum par value of US$1,918,100,167.

•	Maturity: 7th year after its issue date.

•	Principal: shall be repaid in a bullet payment maturing on the 84th month after its issue date;

•	Interest: can be paid under one of the following two methods:

•	10% per year, paid semiannually; or

•

During the first three (3) years as from the plan’s ratification, 12% interest paid semiannually, of which 8% of the annual interest paid is in cash semiannually and 4% compounded semiannually and paid in the 36th month after the issue date of the New Notes, and beginning in the 4th year when annual 10% interest in being charged, paid semiannually.

•	The New I Common Shares shall be due as a result of the capital increase, through the capitalization of the claims:

•	Up to 1,756,054,163 New I Common Shares shall be issued with par value ranging from R$6.70 to R$7 to a total ranging from R$11,765,562,892.10 to R$12,292,379,141.

•	Subscription warrants: Oi shall issue up to 135,081,089 subscription warrants.

On June 13, 2018, ANATEL agreed with the restructuring of the qualified bonds, in Decision No. 336/2018, authorizing the stages necessary for the capital increase of the other actions required for complying with Clause 4.3.3.2 of the JRP. Specifically, the authorized conversion entailed the issue of new shares, the dilution of the current shareholders’ interests, the capital increase, and the change of the Company’s current shareholding structure. ANATEL ratified the determination of any change in the Company’s Board of Directors that must be previously submitted to the Regulator’s review.

On June 18, 2018, the Superintendent General of the Administrative Economic Defense Council (“CADE”) (Brazilian antitrust authority) decided, under SG Order No. 753/2018, not to acknowledge the qualified bonds’ restructuring transaction, which had been cautiously notified to said authority exclusively to ensure the compliance with JRP within the prescribed deadlines. According to the CADE Superintendent General, the transaction was not acknowledged because it did not meet the revenue requirement prescribed by Law 12529/2011. No complaints were filed against this decision.

With the confirmation of the CADE’s decision and taking into account ANATEL’s Steering Board’s decision that granted the preapproval requested by the Company to complete the capital increase provided for by Clause 4.3.3.2 of the JRP, all the conditions precedent listed by the Plan, needed to undertake said capital increase, were either verified or waived, considering that the related conversion of debt into equity instruments was implemented after the ratification of the JRP, on February 5, 2018.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

Restructuring Option 4: General Payment Method

This offer applies to creditors that do not meet the terms and conditions of the previous offers or if the offers highlighted above exceed their maximum amounts and the creditor still holds an outstanding balance.

•	Principal shall be repaid in five (5) equal annual, successive installments after the 20-year grace period.

•	Interest/monetary variation:

•

Interest equivalent to TR, a benchmark rate, per year in the case of unsecure claims whose holders elect to receive payment for their claims in Brazilian reais; this interest shall be levied as from the Court Ratification of the Plan, and total interest and monetary variation accrued in the period shall be paid only and together with the last principal installment.

•	No interest, in the case of unsecured claims whose holders elect to receive payment for their claims in US dollars.

•	The Company shall have an early repayment option consisting of the payment of 15% of principal and accrued interest.

•	Payment maximum: R$70,000,000,000, minus the amount of pre-petition claims that are restructured under the other offers of the Plan.

Restructuring Option 5: Strategic Supplier Creditors

•

The claims of Strategic Supplier Creditors, suppliers of goods and/or services that kept the terms and conditions practiced prior to the filing of the Judicial Reorganization Plan, that do not arise from loans or financing facilities granted to the Oi Companies, shall be paid, up to a maximum of R$150,000, within up to 20 business days after the end of the period to elect the payment option.

If these suppliers have claims in excess of R$150,000, they shall receive the outstanding amount minus a 10% discount in four (4) equal annual, successive installments, plus (i) TR + 0.5% in the case of real-denominated claims and (ii) 0.5% per year in the case of US dollar- or euro-denominated claims.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

CLAIMS FROM RELATED PARTIES

Claims that refer to intragroup loans among the JR Debtors, by using cash generated by transactions conducted in the international market by the JR Debtors, shall be paid as described below:

•	Principal shall be repaid beginning on the 20th year after the settlement of the General Payment Method claims. Principal shall be repaid in five (5) equal annual, successive installments.

•

Interest/monetary variation: TR for real-denominated intragroup claims 0.5%, levied as from the Court Ratification of the Plan. Total interest and monetary variation accrued in the period shall be paid only and together with the last principal installment. No interest, in the case of dollar- or euro-denominated intragroup claims.

The Oi Companies may mutually agree an alternative method for the settlement of intragroup claims, under the originally agreed terms and conditions, including, but not limited to, by netting their payables and receivables, as provided for by the law.

CASH SWEEP

Unsecured Creditors, MEs/EPPs, and Secured Creditors can accelerate the receipt of their claims against the Oi Companies with the cash sweep, which shall be proportionally distributed among the claims, under the following terms:

•	In the first five (5) years after the Court Ratification of the Plan, the Oi Companies shall assign the equivalent to 100% of the net revenue from the sale of assets that exceeds US$200 million.

•	Beginning on the 6th year after the Court Ratification of the Plan, the Oi Companies shall assign the equivalent to 70% of its Cash Balance that exceeds the Minimum Cash Balance.

•	The Minimum Cash Balance is defined as the higher of:

(i)	25% of the aggregate of prior year’s OPEX and CAPEX; or

(ii)	R$5 billion.

•	Additionally, any funds originating from a capital increase shall be added to the calculation of the Minimum Cash Balance.

CAPITAL INCREASES – NEW FUNDS

Pursuant to the shareholders’ preemptive right and fulfilling or waiving the conditions precedent provided for in the Backstop Agreement or the JRP, the Company was required to make a Capital Increase – New Funds totaling R$4,000,000,000.

The Issue Price of the New II Common Shares was calculated by dividing R$3,000,000,000 by the number of Oi shares outstanding on the business day immediately prior to the capital increase, taking into consideration possible adjustments provided for in the Backstop Agreement.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

Taking into consideration the terms and conditions of the Backstop Agreement, a commitment fee of 8% in US dollars or 10% in Company common shares was due to the investors identified in the Backstop Agreement that committed to promptly provide or obtain firm commitments for the full subscription of the capital increase, as established in said Backstop Agreement. On January 25, 2019, 272,148,705 Common Shares have been issued in a private placement to the Backstop Investors and paid US$13 million to the Backstop Investors as compensation for their commitments under the Commitment Agreement.

FURTHER OBLIGATIONS AND OTHER RELEVANT SITUATIONS:

Restriction to Dividend Payments: The Oi Companies shall be restricted from declaring or paying any dividends, return on capital, or make any other payment or distribution on (or relating to) its own shares (including any payment relating to any merger or consolidation involving any JR Debtors), except as otherwise provided for in the Plan.

The JR Debtors shall only distribute dividends to their shareholders as follows: (i) up to the sixth anniversary of the Court Ratification of Plan, as applicable, the JR Debtors shall not pay any dividends; and (ii) after the sixth anniversary of the Court Ratification of Plan, as applicable, the JR Debtors shall be authorized to pay dividends if, and only if, the Company’s net debt-to-EBITDA ratio is two (2) or lower, after the end of the relevant financial year.

Suspension of the Obligations: Beginning on the day of a Suspension of Obligations Event and ending on a Reversal Date (as defined below) (“Suspension Period”) with regard to the Pre-petition Claims, the following obligations shall no longer apply to the Pre-petition Claims to be restructured and paid under the Judicial Reorganization Plan (for purposes of this Clause, “Suspended Obligations”):

•	Annual early redemption with Surplus Cash Generation;

•	Restriction to Dividend Payments.

The JR Debtors shall be fully exempt from liabilities resulting from any actions taken or events incurred during the Suspension Period or, also, any contractual obligation prior to a Reversal Date (as if, in this period of time, these actions, events, or contractual obligations were allowed).

At any time, if two (2) credit rating agencies rate Oi with an investment grade and no noncompliance occurs, the obligations listed above shall be suspended (“Obligation Suspension Event”). If on any subsequent date (“Reversal Date”), one (1) or both rating agencies cancel the investment grade or downgrade Oi below the investment grade, the suspended obligations shall be reinstated.

Conditions Precedent. The JRP provides for a set of resolution and suspensory conditions precedent that need to be verified or formally and expressly waived by the qualified unsecured creditors to undertake the Capital Increase – New Funds. As at December 31, 2018, all Conditions Precedent had been verified or waived.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

Sale of Capital Assets. The JRP, in the Appendix to Clause 3.1.3, lists a set of capital assets that Management may sell in order to raise additional funds. The Company’s management has been undertaking efforts to sell some financial investments, having not yet completed any transaction. Therefore none of these assets were classified as held-for-sale as of December 31, 2018.

Corporate Restructuring activities. The JRP, in the Appendix to Clause 7.1., lists a set of corporate transactions that Management may implement to optimize and increase the Company’s results, contributing to the compliance with the JRP obligations. As part of these activities, the merger of Oi Internet with and into Oi Móvel was completed on March 1, 2018.

1.6.	LIABILITIES SUBJECT TO COMPROMISE AND OTHER IMPACTS FROM ASC 852 REORGANIZATIONS (Notes 28 and 29)

As a result of the filing of the Bankruptcy Petitions, the company has applied the FASB Accounting Standards Codification (“ASC”) 852 Reorganizations in preparing its consolidated financial statements. ASC 852 requires that financial statements distinguish transactions and events that are directly associated with the reorganization from the ongoing operations of the business. Accordingly, certain expenses, realized gains and losses and provisions for losses that are realized or incurred in the judicial reorganization proceedings have been recorded in a reorganization line item in its consolidated statements of operations as disclosed in note 28. In addition, the prepetition obligations that may be impacted by the judicial reorganization proceedings have been classified on the balance sheet as liabilities subject to compromise as disclosed in note 29. These liabilities are reported as the amounts expected to be allowed by the Judicial Reorganization Court, even if they may be settled for lesser amounts.

The amounts initially recorded as liabilities subject to compromise were subsequently adjusted and reclassified to reflect the new legal terms and conditions established by the JRP Court and as of December 31, 2018 there are no outstanding liabilities subject to compromise.

On December 31, 2018, the Company did not emerge from bankruptcy, due to certain material unsatisfied conditions, which relates to additional capital increase that occurred on January 25, 2019.

In connection with an emergence from the Judicial Reorganization, under U.S. GAAP the Company would have been required to consider whether it met the criteria requiring adoption of fresh start accounting as of the January 25, 2019, the emergence date. Fresh start accounting would have required the reorganization value of the Company to be assigned to the assets and liabilities of the Company in conformity with the procedures specified in ASC 805-20. However, as the Company intends to file its annual report on Form 20-F for the year ended December 31, 2019 with financial statements prepared in accordance with International Financial Reporting Standards (IFRSs) issued by the International Accounting Standards Board (IASB), it does not intend to adopt fresh start accounting as there is no requirement under IFRS to do so.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

1.7. RECONCILIATION BETWEEN U.S. GAAP AND IFRS

The Company prepares its local financial statements in accordance with IFRS, and the pronouncements, guidelines and interpretations issued by the Accounting Pronouncements Committee (CPC), approved by the Brazilian Securities and Exchange Commission (CVM).

As the Company is not a fist-time adopter of IFRS, it anticipates it will be required to present, in the audited financial statements included in its annual report on Form 20-F for the year ended 12/31/2019, a reconciliation from U.S. GAAP to IFRS for the comparative years presented.

In order to anticipate such requirement, the Company is presenting the reconciliation as of December 31, 2018, as follows:

Accounting differences between U.S. GAAP and IFRS

The financial statements of the Company are prepared in accordance with accounting policies generally accepted in the United States of America (“U.S. GAAP”). Differences between these accounting policies and practices adopted in International Financial Reporting Standard - IFRS, where applicable to Oi, are summarized below:

Reconciliation		12/31/2018
		Equity	Net income
Under U.S.GAAP		29,199,496	27,393,837
Impairment of long-lived assets	(a)	(1,226,125)	(141,418)
Business combinations prior to January 1, 2009	(b)	44,981	4,122
Pension plans and other post-retirement benefits	(c)	(689,574)	(115,080)
Capitalization of interest, net of amortization	(d)	60,928	(1,780)
Provision for onerous contracts	(e)	(4,493,895)	(4,493,895)
Settlement of judicial reorganization	(f)		(1,331,016)
Deferred income tax	(g)		3,300,785

Under IFRS		22,895,811	24,615,555

(a) Impairment of long-lived assets

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

In accordance with IAS 36 Impairment of assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset or group of assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset or group of assets to the fair value of the asset or group of assets.

Therefore, regarding impairment of long-lived assets there is an accounting difference between U.S. GAAP and IFRS namely the recognition of impairment under IFRS. In 2018, under U.S. GAAP no impairment losses were recognized and under IFRS a provision for impairment losses amounting to R$1,226,125 were recorded in the balance sheet because of the difference on the impairment methodology between the two standards. Net income in 2018, under IFRS, includes provision for impairment amounting to R$291,807 and depreciation and amortization related effects amounting to R$150,389.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

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

Since IFRS 3 Business Combinations was effective to business combinations for which the acquisition date was on or after January 1, 2009, under IFRS for all business combinations prior that, the Company typically recognized the difference between the purchase price and the historical book value of the assets acquired and liabilities assumed as goodwill, which was amortized over the estimated period over which the Company expected to benefit from the goodwill. This period was determined based on the reasons attributed by management for the payment of goodwill. A test for impairment is made at least annually or if there is an indication that the unit in which the goodwill was allocated may be impaired.

Therefore, regarding the business combinations prior to January 1, 2009 there is an accounting difference between U.S. GAAP and IFRS namely the computation of goodwill, recognition of intangible assets and amortization of goodwill.

(c) Pension plans and other post-retirement benefits

The Company applies FASB ASC 715 - Retirement Benefits, which requires an employer to recognize the overfunded status or funded status of a defined benefit postretirement plan as an asset or liability in its balance sheet and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income.

The overfunded status of the pension plans is presented as a prepaid asset. Unrecognized net gain or losses are recognized following the “10% corridor approach”. Deferred actuarial gains and losses outside the 10% corridor are amortized over the average remaining service period of active employees or, when all or almost all participants are inactive, over the average remaining life expectancy of those participants.

Under IFRS, if a plan has an overfunded status, which is not expected to generate future benefits, the company does not recognize the funded status, unless in case of express authorization for offsetting with future employer contribution. Remeasurement of gains and losses, including actuarial gains and losses, must be recognized immediately in OCI and are not subsequently recognized (or recycled) into net income.

Therefore, regarding pension plans and other post-retirement benefits there is an accounting difference between U.S. GAAP and IFRS namely: (i) the recognized overfunded status under U.S. GAAP, and (ii) the result from the use of the “10% corridor approach” which is not applicable under IFRS.

(d) Capitalization of interest, net of amortization

Under U.S. GAAP, capitalized interest is added to the individual assets and is amortized over their estimated useful lives. The Company capitalizes only interest expenses to the extent that borrowings do not exceed the balances of construction in-progress, as generally foreign exchange differences are not eligible for being recorded as part of the cost of the asset.

Under IFRS, financial charges on obligations financing assets and construction works in progress are capitalized, including interest expenses and certain foreign exchange differences.

Therefore, regarding capitalization of interest, net of amortization, there is an accounting difference between U.S. GAAP and IFRS namely the impact of capitalization of foreign exchange under IFRS.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

(e) Provision for onerous contracts

Under U.S. GAAP, future losses on firmly committed executory contracts (onerous contracts) typically are not recognized. Losses are recognized only when incurred.

Under IFRSs, an entity is required to recognize and measure the present obligation under an onerous contract as a provision. An onerous contract is one “in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it”.

The Company is party to a telecommunications signals transmission capacity supply agreement using submarine cables that connect North America and South America. Since the agreement’s obligations exceed the economic benefits that are expected to be received throughout the agreement and the costs are unavoidable, the Company recognized in 2018, pursuant to IAS 37, an onerous obligation measured at the lowest of net output cost of the agreement brought to present value, in the amount of R$ 4,493,894.

Therefore, regarding provision for onerous contracts there is an accounting difference between U.S. GAAP and IFRS namely the recognition of a provision that does not exist under U.S. GAAP.

(f) Settlement of Judicial Reorganization

Under U.S. GAAP, the company has applied the FASB Accounting Standards Codification (“ASC”) 852 Reorganizations in preparing its consolidated financial statements. Under ASC 852, the company adopted the following accounting procedures:

•

Prepetition obligations impacted by the judicial reorganization proceedings had been classified on the balance sheet as liabilities subject to compromise in 2017. These liabilities were reported as the amounts expected to be allowed by the Judicial Reorganization Court, even if they were settled for lesser amounts;

•	Interest accruing on unsecured debt subsequent to the date of petition is not an allowed claim and therefore has not been accrued;

•

Foreign currency denominated liabilities in Reais using the applicable foreign currency translation rate as of the petition date. As a result there is no foreign currency translation adjustments recorded after the petition date related to prepetition liabilities under U.S. GAAP; and

Under IFRS, there is no specific guidance for accounting Bankruptcy Petitions as there is under U.S. GAAP. Financial liabilities were recorded as before the Bankruptcy Petition, including the accrual of interest based on the contracts, the recognition of foreign currency translation and the recognition of provisions based on expected payment cash outflow (IAS 37 for liability provisions). Liabilities subject to compromise were classified on the balance sheet as Current Liabilities. Any differences between the settlement of the liability and its carrying amount were reorganized upon settlement of the JRP and recorded in the Consolidated Income Statement at such time.

Because all liabilities subject to compromise are already settled in 2018 under the conditions of the JRP, as described in note 29, no GAAP differences compared to IFRS exist for the balances of liabilities after the settlement date.

Therefore, regarding settlement of judicial reorganization the only accounting difference between U.S. GAAP and IFRS are namely: (i) the impacts of settlement and present value of liabilities for adopting ASC 852 under U.S. GAAP that needs to be excluded under IFRS; and (ii) the gain recognition on reversal of interest and foreign currency on loans and financings under IFRS.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

The following is a summary of the Judicial Reorganization adjustments to net income for the year ended December 31, 2018:

Judicial reorganization	12/31/18
Settlement for lesser amounts of prepetition obligations and present value recognition under U.S. GAAP	(6,527,238)
Gain on reversal of interest and foreign currency on loans and financings under IFRS	5,196,222

(1,331,016)

(g) Deferred income tax

This relates to the impact of recalculation of the deferred tax assets and liabilities considering the adjusted balances of accounts and related impacts on net income and the revised valuation allowance based on the reassessed schedule of expected generation of future taxable income under IFRS.

2. SIGNIFICANT ACCOUNTING POLICIES

The accounting policies detailed below have been consistently applied in all periods presented in these financial statements, including the effects of adopting ASC 852 Reorganizations as described in notes 28 and 29 and for the fact that the Company reassessed the assumptions used for certain estimates as described below under “use of estimates”, as present below.

Basis of presentation and going concern assumption

These consolidated financial statements have been prepared according to United States Generally Accepted Accounting Principles (“U.S. GAAP”), which have been prepared under the assumption that the Company will continue as a going concern.

In August 2014, the FASB issued an accounting standard update that requires management to assess whether there are conditions or events, considered in aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the financial statements are issued. If substantial doubt exists, additional disclosures are required. This update was effective for the Company’s annual periods starting ended December 31, 2016. The Company’s assessment of our ability to continue as a going concern is further discussed below.

The retention of a large amount of funds in court deposits arising from discussions within the regulatory, labor, tax, and civil scope, with immediate impact on the liquidity of Oi Group, as well as with the imposition of high administrative fines, particularly by ANATEL, has contributed to the worsening financial situation in prior years.

Additionally, the change in the standards of consumption of telecommunication services, due to the technological evolution, worsened this scenario of financial difficulties even more. With the mass supply of mobile telephony, cable TV and Internet services, the attractiveness of fixed telephony services have been reduced, resulting in a decrease in the base of subscribers of Oi Group in this segment.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

The financial statements for the year ended December 31, 2018, has been prepared assuming that the Company will continue as a going concern and in compliance with the legal requirements applicable to a judicial reorganization. The judicial reorganization is aimed at ensuring the continuation of the Oi Companies as going concerns. The likelihood that the Oi Companies will continue as going concerns increased with the approval of the JRP by a vast majority of creditors, at the General Creditors’ Meeting held on December 20, 2017, and approval that was ratified by the Judicial Reorganization Court on January 8, 2018. This ratification decision was issued on February 5, 2018 and, as a result, there was the novation of the involved borrowings and financing and the related balances recalculated pursuant to the terms and conditions of the Judicial Reorganization Plan, in accordance with the actions needed for its implementation.

On July 27, 2018, the Company completed the Capital Increase – Claim Capitalization, through the formalization of the capitalization of part of the Unsecure Claims of the Qualified Bondholders, as provided for by the JRP and approved at the Board of Directors’ meeting held on March 5, 2018. The new shares issued were delivered to Company’s shareholders who exercised their preemptive rights and the holders of the Unsecure Claims of the Qualified Bondholders, through the formalization of the capitalization of their claims.

Finally, on January 25, 2019, the Company completed the capital increase provided for by the JRP through the issue of 3,225,806,451 common shares for an aggregate subscription amount of R$4,000,000. The company believes that it has sufficient funds to continue as a going concern and discharge its obligations in the coming twelve months.

The continuity of the Company as a going concern is ultimately depending on the successful outcome of the judicial reorganization and the realization of other forecasts of the Oi Companies.

The Company has been successfully discharging the obligations set forth in the judicial reorganization proceedings and so far there have been no indications in this regard, we emphasize that these conditions and circumstances are herein described because of their own nature indicating the existence of uncertainty that may affect the success of the judicial reorganization and that it may cast doubts as to the Oi Companies’ ability to continue as going concerns.

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

The estimate of the expected amount of the allowed claim under contingencies, following ASC 852 Reorganizations, is a significant estimate. As the estimation process is inherently uncertain, future actions and decisions by the Judicial Reorganization Court may differ significantly from its own estimate, potentially having material future effects on its financial statements. Furthermore, as of December 31, 2017 these liabilities were reported as the amounts expected to be allowed by the Judicial Reorganization Court, even if they may be settled for lesser amounts. During 2018, these liabilities have been adjusted to their respective settled amounts, resulting in significant variation between the settled amount and the expected amount of the allowed claim as described in note 29.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

Change in Accounting Estimates

Allowance for doubtful accounts

The Company review its estimates of allowance for doubtful accounts considering the incurred loss model, including the effects of probable losses on accounts receivable taking into account the measures implemented to restrict the provision of services to and collect late payments from customers.

Consolidated Financial Statements

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries, including the ones under bankruptcy in foreign jurisdictions (Oi Holanda and Portugal Telecom International Finance B.V) which were under the Company´s control as of December 31, 2018. All significant intercompany balances and transactions have been eliminated in consolidation. The Company accounts for investments over which it has significant influence but not a controlling financial interest using the equity method of accounting.

The assets and liabilities related to the operations in Africa are stated in a single line item of the balance sheet as held-for-sale assets as a result of Management’s expectation and decision to hold these assets and liabilities for sale. In the statement of operations, however, costs/expenses and revenue/gains are stated under the full consolidation method because these assets do not meet the criteria to be classified as “discontinued operation”.

The table below shows the equity interests held in the capital of the Company’s subsidiaries:

Companies related to the continuing operations

Company	Core business	Home country	Direct 2018	Indirect 2018	Direct 2017	Indirect 2017
Oi Holanda	Raising funds in the international market	The Netherlands	100%		100%
Portugal Telecom International Finance B.V	Raising funds in the international market	The Netherlands	100%		100%
CVTEL, BV	Investment management	The Netherlands	100%		100%
Carrigans Finance S.à.r.l.	Investment management	Luxembourg	100%		100%
Copart 5	Property investments	Brazil	100%		100%
Rio Alto Gestão de Créditos e Participações S.A. (“Rio Alto”)	Receivables portfolio management and interests in other entities	Brazil	100%		100%
Oi Serviços Financeiros S.A. (“Oi Serviços Financeiros”)	Financial services	Brazil	99.87%	0.13%	99.87%	0.13%
Bryophyta SP Participações Ltda.	Property investments	Brazil	99.80%	0.20%	99.80%	0.20%
Telemar	Fixed telephony – Region I	Brazil	100%		100%
Oi Móvel	Mobile telephony – Regions I, II, and III	Brazil		100%		100%
Paggo Empreendimentos S.A.	Payment and credit systems	Brazil		100%		100%
Paggo Acquirer Gestão de Meios de Pagamentos Ltda.	Payment and credit systems	Brazil		100%		100%
Paggo Administradora Ltda. (“Paggo Administradora”)	Payment and credit systems	Brazil		100%		100%
Serede – Serviços de Rede S.A. (“Serede”)	Network services	Brazil	17.51%	82.49%	18.57%	81.43%
Brasil Telecom Comunicação Multimídia Ltda. (“BrT Multimídia”)	Data traffic	Brazil		100%		100%
Copart 4	Property investments	Brazil		100%		100%
Dommo Empreendimentos Imobiliários Ltda.	Purchase and sale of real estate	Brazil		100%		100%
Brasil Telecom Call Center S.A. (“BrT Call Center”)	Call center and telemarketing services	Brazil		100%		100%
BrT Card Serviços Financeiros Ltda. (“BrT Card”)	Financial services	Brazil		100%		100%
Pointer Networks S.A. (“Pointer”)	Wi-Fi internet	Brazil		100%		100%
Pointer Peru S.A.C	Wi-Fi internet	Peru		100%		100%
VEX Venezuela C.A	Wi-Fi internet	Venezuela		100%		100%
VEX USA Inc.	Wi-Fi internet	United States of America		100%		100%
VEX Ukraine LLC	Wi-Fi internet	Ukraine		40%		40%

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

Companies classified as assets held for sale

Company	Core business	Home country	Direct 2018	Indirect 2018	Direct 2017	Indirect 2017
PT Participações, SGPS, S.A. (“PT Participações”)	Management of equity investments	Portugal	100%		100%
Oi Investimentos Internacionais S.A. (“Oi Investimentos”)	Business consulting and management services, preparation of projects and economic studies, and investment management	Portugal		100%		100%
Africatel GmbH & Co.KG.	Investment management	Germany		100%		100%
Africatel GmbH	Investment management	Germany		100%		100%
Africatel Holdings, BV	Investment management	The Netherlands		86%		86%
PT Ventures, SGPS, S.A.	Management of equity interests in the context of international investments	Portugal		86%		86%
Directel - Listas Telefónicas Internacionais, Lda. (“Directel”)	Telephone directory publishing and operation of related databases, in international operations	Portugal		86%		86%
TPT - Telecomunicações Publicas de Timor, S.A. (“TPT”)	Provision of telecommunications, multimedia and IT services, and purchase and sale of related products in Timor	Portugal		76.14%		76.14%
Directel Cabo Verde – Serviços de Comunicação, Lda.	Telephone directory publishing and operation of related databases in Cape Verde	Cape Verde		51.60%		51.60%
Kenya Postel Directories, Ltd.	Production, publishing and distribution of telephone directories and other publications	Kenya		51.60%		51.60%
Elta - Empresa de Listas Telefónicas de Angola, Lda.	Telephone directory publishing	Angola		47.30%		47.30%
Timor Telecom, S.A.	Telecommunications services concessionaire in Timor	Timor		44%		44%
CST – Companhia Santomense de Telecomunicações, S.A.R.L.	Operation of fixed and mobile telecommunication public services in Sao Tomé and Principe	Sao Tomé		43.86%		43.86%
LTM - Listas Telefónicas de Moçambique, Lda.	Management, publishing, operation and sale of telecommunications subscriber and classified ads directories	Mozambique		43%		43%

The equity interests in joint arrangements and interests in associates are measured using the equity method and are as follows:

Company	Core business	Home country	Direct 2018	Indirect 2018	Direct 2017	Indirect 2017
Companhia AIX de Participações (“AIX”)	Data traffic	Brazil		50%		50%
Paggo Soluções e Meios de Pagamento S.A. (“Paggo Soluções”)	Financial company	Brazil		50%		50%
Gamecorp S.A. (“Gamecorp”)	Pay TV service, except programmers	Brazil		29.90%		29.90%
Hispamar Satélites S.A. (“Hispamar”)	Satellite operation	Brazil		19.04%		19.04%

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

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

Group companies with a different functional currency

The profit or loss and the financial position of all Group entities, none of which uses a currency from a hyperinflationary economy, whose functional currency is different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities are translated at the prevailing rate at the end of the reporting period;

•	revenue and expenses disclosed in the statement of profit or loss are translated using the average exchange rate;

•	all the resulting foreign exchange differences are recognized as a separate component of equity in other comprehensive income; and

•	goodwill and fair value adjustments, arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing exchange rate.

At December 31, 2018 and 2017, the foreign currency-denominated assets and liabilities were translated into Brazilian Reais using mainly the following foreign exchange rates:

	Closing rate			Average rate
Currency	2018	2017	2016	2018	2017	2016
Euro	4.4390	3.9693	3.4384	4.3094	3.6089	3.8543
US dollar	3.8748	3.3080	3.2591	3.6558	3.1925	3.4833
Cape Verdean escudo	0.0403	0.0360	0.0313	0.0391	0.0327	0.0352
Sao Tomean dobra	0.000185	0.000162	0.000140	0.000177	0.000149	0.000160
Kenyan shilling	0.0381	0.0321	0.0318	0.0361	0.0309	0.0343
Namibian dollar	0.2698	0.2687	0.2325	0.2764	0.2401	0.2369
Mozambican metical	0.0627	0.0565	0.0450	0.0601	0.0499	0.0579
Angolan kwanza	0.0126	0.0200	0.0197	0.0147	0.0193	0.0214

Segment information

The presentation of information relating to operating segments is consistent with the internal reports provided to the chief operating decision maker of the Company, defined by the Company as the Board of Executive Officers (“Comitê de Gestão”). The results of segment operations are regularly reviewed in order to make decisions about the allocation of resources to assess operational performance and for strategic decision-making.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

Business combinations

The Company uses the acquisition method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred, and the equity instruments issued. The consideration transferred includes the fair value of assets and liabilities resulting from a contingent consideration contract, where applicable. The identifiable assets acquired and the liabilities and contingent liabilities assumed in a business combination are initially measured at their fair values at the date of acquisition. The Company depreciates amounts recognized according to the useful lives of the underlying assets, and tests such assets to determine any asset impairment losses when there is evidence of impairment. The Company tests goodwill for impairment on an annual basis. There were no business combinations for the years presented.

Investment Securities

Investment securities at December 31, 2018 and 2017 consist of short-term and long-term investments classified as trading and an investment at Unitel and CVT are classified as available-for-sale. Trading and available-for-sale securities are recorded at fair value. Unrealized holding gains and losses on trading securities are included in earnings. Unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of accumulated other comprehensive income until realized.

A decline in the market value of any available-for-sale below cost that is deemed to be other-than-temporary results in an impairment to reduce the carrying amount to fair value. To determine whether an impairment is other-than-temporary, the Company considers all available information relevant to the collectability of the security, including past events, current conditions, and reasonable and supportable forecasts when developing estimate of cash flows expected to be collected. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.

Cash and cash equivalents

This caption includes cash and cash fund, banks, and highly liquid short-term investments (usually maturing within less than three months), immediately convertible into a known cash amount, and subject to an immaterial risk of change in value, which are stated at fair value at the end of the reporting period and which do not exceed their market value, and whose classification is determined as shown below.

Cash investments

Cash investments are classified according to their purpose as: (i) trading securities; (ii) held to maturity; and (iii) available for sale.

Trading security investments are measured at fair value and their effects are recognized in profit or loss. Held-to-maturity short-term investments are measured at the cost of acquisition plus interest earned, less allowance for impairment losses, where applicable, and their effects are recognized in profit or loss. Available-for-sale investments are measured at fair value, and their unrealized gains and losses are excluded from earnings and reported in other comprehensive income until realized, except when all or a portion of the unrealized holding gain and loss of an available-for-sale security that is designated as being hedged in a fair value hedge when it shall be recognized in earnings during the period of the hedge. Upon the adoption of ASU 2016-01 on January 1, 2018, all investments in equity securities are carried at fair value with changes in fair value recognized in net income.

Accounts receivable

Accounts receivable from telecommunications services provided are stated at the tariff or service amount on the date they are provided and do not differ from their fair values.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

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

Non-current assets held-for-sale and discontinued operations

Long-lived assets are classified as held-for-sale if its carrying amount is will be recovered principally through a sale transaction rather than through continuing use and if meet they the held-for-sale criteria. For this to be the case, the disposal must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets, and its sale must be probable. The results of discontinued operations are reported in one line item in the consolidated statements of income for current and prior periods, commencing in the period in which the business meets the criteria of a discontinued operation, including any gain or loss recognized as adjustment of the carrying amount to fair value less cost to sell.

Property, plant and equipment

Property and equipment consists of transmission equipment, trunking and switching stations, metallic and fiber-optic cable networks and lines, underground ducts, posts and towers, data communication equipment, network systems and infrastructure and motor-generator groups.

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

Costs of major replacements and improvements are capitalized. Repair and maintenance expenditures that do not enhance or extend the asset’s useful life are charged to operating expenses as incurred.

Depreciation is calculated on a straight-line basis, based on the estimated useful lives of the assets. The Company reviews the useful lives annually.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

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

Regulatory licenses acquired in a business combination are amortized over the STFC concession period. The regulatory licenses for the operation of the mobile telephony services are recognized at cost of acquisition and amortized over the effective period of each licenses.

Long-lived assets

Long-lived assets include assets that do not have indefinite lives, such as property, plant, and equipment, and purchased intangible assets subject to amortization. They are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If any indicators of impairment are present, it is performed a test for recoverability. The carrying value of a long-lived asset or asset group is not recoverable if it exceeds the sum of the undiscounted cash flows expected to be generated from the use and eventual disposition of the asset or asset group. If the undiscounted cash flows do not exceed the asset or asset group’s carrying amount, then an impairment loss is recorded, measured as the amount by which the carrying amount of a long-lived asset or asset group exceeds its fair value.

Provision for contingencies

Liabilities for loss contingencies arising from claims, assessment, litigation, fines and penalties are recorded when a present obligation as a result of past events exists, it is probable that a loss will occur and a reliable estimate of the obligation can be made. These liabilities do not include estimates of legal fees and other directly related costs to be incurred, and it takes into consideration the opinion of the management and its in-house and outside legal counsel, and the amounts are recognized based on the cost of the expected outcome of ongoing lawsuits.

Pension and other postretirement plans

The Company and its subsidiaries have defined benefit and defined contribution plans. The Company also sponsors a defined benefit health care plan for retirees and employees.

Private pension plans and other postretirement benefits sponsored by the Company and its subsidiaries for the benefit of their employees are managed by two foundations. Contributions are determined based on actuarial calculations, when applicable, and charged to profit or loss on the accrual basis

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

In the defined contribution plan, the sponsor makes fixed contributions to a fund managed by a separate entity. The contributions are recognized as employee benefit expenses as incurred. The sponsor does not have the legal or constructive obligation of making additional contributions, in the event the fund lacks sufficient assets to pay all employees the benefits related to the services provided in the current year and prior years.

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

The Company recognizes the over or under-funded status of a defined benefit postretirement plan as an asset or liability in its balance sheet and recognizes changes in that funded status in the year in which the changes occur through other comprehensive income.

The Company is not required to record actuarial calculations for multi-employer pension plans such as the PBS-A and contributions to such plans are recorded on an accrual basis. Refunds from these plans are recorded only upon the cash receipt.

Revenue recognition

Effective January 1, 2018 the Company adopted Accounting Standards Update (“ASU”) 2014-09, “Revenue from Contracts with Customers (Topic 606)”, (“Topic 606”) using the “modified retrospective” method, meaning the standard is applied only to the most current period presented in the financial statements.

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

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

Financial income and expenses

Financial income is recognized on an accrual basis and comprises interest on receivables settled after the due date, gains on short-term investments and gains on derivative instruments. Financial expenses represent interest effectively incurred and other charges on borrowings, financing, derivative contracts, and other financial transactions. They also include banking fees and costs, financial intermediation costs on the collection of trade receivables, and other financial transactions.

Income taxes

Income taxes are recorded under the asset and liability method. Deferred taxes assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax basis and for tax loss carryforwards. Deferred tax asset is reduced by a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

The company and its subsidiaries file income tax returns in all jurisdictions in which they do business (Brazil is the only major tax jurisdiction). In Brazil, income tax returns are subject to review and adjustment by the tax authorities during a period of five calendar years. Positions challenged by the taxing authorities may be settled or appealed by the company. In Brazil, all audit periods prior to 2013 are closed for federal examination purposes.

As of December 31, 2018 and 2017, the Company has no unrecognized tax benefits, nor any interest and penalties thereon.    Interest and penalties on an underpayment of income taxes are recognized as part of interest expense and other expenses, respectively.

Recent Accounting Pronouncements Adopted in 2018

On January 1, 2018, the Company adopted Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (“Topic 606”), using the “modified retrospective” method, meaning the standard is applied only to the most current period presented in the financial statements.

ASC 606 establishes a new five-step model that to account for revenue from contracts with costumers. Pursuant to ASC 606, revenue is recognized in an amount that reflects the consideration that an entity expects to be entitled to in exchange from the transfer of goods or services to a customer.

The new revenue standard supersedes all the revenue recognition requirements in effect until December 31, 2017 pursuant to U.S. GAAP.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

Management determined the following impacts from adopting the new standard on January 1, 2018:

Sales of handheld devices at a discount

The Company offers its customers, who have acquired a given service package or entered into certain mobility contracts, handheld devices at a discount. Since the equipment (cellphone) is not a key condition for the provision of the service and there is no customization by the Company to offer the service using a given device, the Company considers such sale a separate performance obligation. Pursuant to ASC 606, the discount should be allocated to the performance obligations arising on the sale of plans and in a mobility contract and the revenue from the sale of handheld devices should increase due to the recognition of the revenue from the sale of cellphones at the time the control over the good is transferred to the customer, while the service revenue should be reduced throughout the transfer of the promised service. The total revenue earned throughout the entire service agreement will not change and there will be no change either in the revenue process from customers and the Company’s cash flows.

The Company did not identify the significant financial impact on the sale of cellphones at a discount because the discounts amount is immaterial compared to the Company’s revenue as a whole.

Revenue from registration/service installation fees

The registration/installation fee collected from customers at the time a contract is nonrefundable and refers to the activity the Company is required to undertake when entering into a contract or a comparable activity required to fulfill such contract, while such activity does not entail the transfer of a good or the service promised to the customer. The fee is an advance payment for future goods or services and, therefore, should be recognized as revenue when such goods or services are supplied. For purposes of complying with ASC 606, considering that such fees are a separate performance obligation, revenue must be recognized together with the revenue of said service provision, i.e., it should be deferred and recognized in profit or loss throughout the contract period.

As at January 1, 2018, the Company and its subsidiaries recognized a contractual liability as a contra entry to accumulated losses, which generated the deferral of the revenue from registration/installation fee according to contract duration (12 months), amounting to R$138 million, net of taxes.

Recognition of costs incurred on the performance of a contract

The Company must recognize as an asset the incremental costs incurred to obtain a contract with a customer that are expected to be recovered, and must recognize an impairment loss in profit or loss as the carrying amount of the recognized assets exceeds the remaining amount of the consideration the Company expects to receive in exchange for the goods and services to which the asset refers. The Company must recognize in assets certain costs, substantially commissions on sales, which are currently recognized directly in profit or loss and recognize them on a systematic basis, consistent with the transfer of the goods and services to which the asset refers to the customer.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

As at January 1, 2018, the Company and its subsidiaries recognized a contractual asset as a contra entry to accumulated losses, which generated the deferral of the costs incurred over the performance contract that were recognized in profit or loss based on the transfer of the goods and services to each customer (churn), amounting to R$793 million, net of taxes.

The Company adopted ASC 606, taking into account the modified retrospective application permitted by the respective standards. Accordingly, we present below the consolidated results for the years ended December 31, 2018, less the effects recognized as a result of this application, compared with December 31, 2017.

	12/31/2018 (with ASC 606)	ASU ASC 606 adjustments	12/31/2018 (w/o ASC 606)	12/31/2017
Net operating revenue	22,060,014	15,588	22,075,602	23,789,654
Cost of sales and/or services	(15,822,732)		(15,822,732)	(15,676,216)
Gross profit	6,237,282	15,588	6,252,870	8,113,438
Operating income (expenses)
Selling expenses	(4,478,352)	(119,214)	(4,597,566)	(4,399,936)
General and administrative expenses	(2,697,865)		(2,697,865)	(3,064,252)
Other operating income (expenses), net	417,159		417,159	(1,043,922)
Reorganization items, net	31,580,541		31,580,541	(2,371,918)
Income (loss) before financial and taxes	31,058,765	(103,626)	30,955,139	(2,766,590)
Financial expenses, net	(4,012,067)		(4,012,067)	(1,612,058)
Income (loss) before income taxes	27,046,698	(103,626)	26,943,072	(4,378,648)
Income tax (current and deferred)	347,139	35,233	382,372	350,987
Net income (loss) for the year	27,393,837	(68,393)	27,325,444	(4,027,661)

Recognition and Measurement of Financial Assets and Financial Liabilities - In January 2016, the FASB issued ASU 2016-01, Financial Instruments (Topic 825) which makes targeted improvements to the accounting for, and presentation and disclosure of, financial instruments, except those accounts for under the equity method or those that result in consolidation. ASC 825 requires that most equity investments be measured at fair value, with subsequent changes in fair value recognized in net income. ASC 825 does not affect the accounting for investments that would otherwise be consolidated or accounted for under the equity method. The new standard also impacts financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. The provisions of ASU 2016-01 are effective for the Company for annual periods in fiscal years beginning after December 15, 2017. The Company adopted this standard effective January 1, 2018 and it did not have a material impact.

New Accounting Standards

Leases - In February 2016, the FASB issued ASU 2016-02, which supersedes FASB ASC Topic 842, Leases, and makes other conforming amendments to U.S. GAAP. ASU 2016-02 requires, among other changes to the lease accounting guidance, lessees to recognize most leases on-balance sheet via a right of use asset and lease liability, and additional qualitative and quantitative disclosures. ASU 2016-02 is effective for the Company for annual periods in fiscal years beginning after December 15, 2018, permits early adoption, and mandates a modified retrospective transition method.

At the lease commencement date, the lessee shall recognize a liability related to the lease payments (i.e., a lease liability) and a lease asset that represents the right to use the underlying asset during the lease term (i.e., a right-of-use asset). The lessees are required to separately recognize an interest expense on the cease liability and a depreciation expense on the right-of-use asset.

There is no significant change in the lessor’s recognition based on ASC 842 regarding the current accounting. The lessors shall continue to classify all leases pursuant to the same classification principle, differentiating between two types of leases: operating and finance leases.

ASC 842 also requires that both lessees and lessors make disclosures more comprehensive than the previous standard.

ASC 842 is effective for annual periods beginning on or after January 1, 2019. The lessee can elect to adopt the standard using the full retrospective approach or a modified retrospective approach. The standard’s transition provisions allow certain exemptions.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

During the year ended 2018, the Company and its subsidiaries assessed the potential impacts on its financial statements arising from the first-time adoption of ASC 842. This valuation was segregated into different stages, such as:

i)	Inventory-taking of lease agreements;
ii)	Transition approach;

iii)	Measurement of the opening liability and the opening asset;

iv)	Valuation of the discount rate and estimated term;

v)	Impacts on first-time adoption.

Transition

The Company plans to adopt ASC 842 pursuant to the modified retrospective approach (i.e., beginning January 1, 2019, taking into account the right-of-use equal to the lese liability upon the first-time adoption), and reflected a cumulative effect adjustment in the first quarter of 2019, rather than restating any prior periods. The Company will elect to apply the standard to agreements that were identified as leases pursuant to the previous standard. As a result, the Company will not apply the standard to agreements that have not previously been identified as containing a lease, and will exclude lease agreements maturing in the next twelve months, without probable renewal intention, in addition to applying a single discount rate to leases with similar characteristics and excluding to direct initial costs in the measurement of the right-of-use.

The Company will elect the package of practical expedients permitted under the transition guidance, which does not require reassessment of prior conclusions related to contracts containing a lease, lease classification and initial direct lease costs. As an accounting policy election, the company will exclude short-term leases (term of 12 months or less) from the balance sheet presentation and will account for non-lease and lease components in a contract as a single lease component for most asset classes.

Impacts

On January 1, 2019, the Company’s management estimates that the changes introduced by ASC 842 will have material impacts to be recognized as a right-of-use asset and a lease liability in the financial statements, and these impacts at present value were estimated from R$6.9 to R$8.7 billion in the Company’s financial statements.

The impacts refer, basically, to the lease agreements of towers, properties, stores, vehicles, and sites.

In June 2016, the FASB issued ASU 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.” In November 2018, the FASB issued ASU 2018-19, “Codification Improvements to Topic 326, Financial Instruments-Credit Losses,” which amends the scope and transition requirements of ASU 2016-13. The standard requires a financial asset (or a group of financial assets) measured at amortized cost basis to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectibility of the reported amount. The standard will become effective for us beginning January 1, 2020 and will require a cumulative-effect adjustment to Accumulated deficit as of the beginning of the first reporting period in which the guidance is effective (that is, a modified-retrospective approach). Early adoption is permitted for us as of January 1, 2019. We are currently evaluating the impact this guidance will have on our Financial Statements and the timing of adoption.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

In January 2016, the FASB issued ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities”, which makes targeted improvements to the accounting for, and presentation and disclosure of, financial instruments, except those accounts for under the equity method or those that result in consolidation. ASU 2016-01 requires that most equity investments be measured at fair value, with subsequent changes in fair value recognized in net income. ASU 2016-01 does not affect the accounting for investments that would otherwise be consolidated or accounted for under the equity method. The new standard also impacts financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. The provisions of ASU 2016-01 are effective for the Company for annual periods in fiscal years beginning after December 15, 2017. The Company adopted this standard effective January 1, 2018 and it did not have a material impact.

3.	FINANCIAL INSTRUMENTS AND RISK ANALYSIS

3.1.	Overview

The table below summarizes the financial assets and financial liabilities carried at fair value at December 31, 2018 and 2017, excluding Liabilities subjected to compromise (note 28).

	Accounting measurement	2018		2017
		Carrying amount	Fair value	Carrying amount	Fair value
Assets
Cash and banks	Fair value	287,491	287,491	277,500	277,500
Cash equivalents	Fair value	4,097,838	4,097,838	6,585,184	6,585,184
Short-term investments	Fair value	238,962	238,962	136,286	136,286
Accounts receivable (i)	Amortized cost	6,516,555	6,516,555	7,367,442	7,367,442
Available-for-sale financial asset	Fair value	1,843,778	1,843,778	1,965,972	1,965,972
Dividends receivable	Amortized cost	2,566,935	2,566,935	2,012,146	2,012,146
Liabilities
Trade payables (i)	Amortized cost	8,818,870	8,818,870	5,170,970	5,170,970
Borrowings and financing (ii) (iv)	Amortized cost	7,140,960	7,140,960	54,251	54,251
Public debentures (iv)		3,103,106	3,103,106
Senior notes (iv)		6,205,840	6,937,764
Dividends and interest on capital	Amortized cost	6,168	6,168	6,222	6,222
Licenses and concessions payable (iii)	Amortized cost	85,619	85,619	20,910	20,910
Tax refinancing program (iii)	Amortized cost	553,206	553,206	888,777	888,777

(i) The balances of accounts receivables and trade payables have near terms and, therefore, they are not adjusted to fair value. Under the terms and conditions of the Plan, suppliers claiming up to R$150,000, would receive their claims within up to 20 business days, after the date they elect this payment option, which ended on February 26, 2018. As for suppliers claiming more than R$150,000, in turn, would receive the remaining balance in four annual installments, which were adjusted to present value.

(ii) Part of this balance of borrowings and financing with the BNDES and export credit agencies correspond to exclusive markets and, therefore, the fair values of these instruments is similar to their carrying amounts. A portion of the balance of borrowings and financing refers to the bonds issued in the international market, for which is there is a secondary market, and their fair values are different from their carrying amounts.

(iii) The licenses and concessions payable, the tax refinancing program, and other obligations (payable for the acquisition of equity interest) are stated at the amounts that these obligations are expected to be settled and are not adjusted to fair value.

(iv) As a result of the approved Judicial Reorganization Plan, borrowings and financing were novated and their balances recalculated pursuant to the existing terms and conditions, in accordance with the plan’s stages for debt restructuring purposes. The present value adjustment recognized on the balance sheet with respect to each financial liability is amortized on a straight-line basis over the term of that financial liability as a financial expense.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

Fair value of financial instruments

Except for liabilities subject to compromise, the Company and its subsidiaries have measured their financial assets and financial liabilities at fair value using available market inputs and valuation techniques appropriate for each situation. The interpretation of market inputs for the selection of such techniques requires considerable judgment and the preparation of estimates to obtain an amount considered appropriate for each situation. Accordingly, the estimates presented may not necessarily be indicative of the amounts that could be obtained in an active market. The use of different assumptions for the calculation of the fair value may have a material impact on the amounts.

(a)	Derivative financial instruments

As at December 31, 2018, the Company no longer was a party to derivative transactions in effect. Due to the absence of derivative financial instruments in the portfolio as at this date and in 2017, there were no changes in foreign derivative transactions designated or not designated for hedge accounting purposes.

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

With reference to the fair values of the financial investments in Unitel and CVT, classified as an held-for-sale financial asset including the recoverable amount of dividends receivable from Unitel, they are estimated based on internal valuation made, including cash flows forecasts for a seven-year period, the choice of a growth rate to extrapolate the cash flows projections, and definition of appropriate discount rates and foreign exchange rates consistent with the reality of each country where the businesses are located. In addition to the financial and business assumptions referred to above, the Company also takes into consideration the fair value measurement of cash investments, qualitative assumptions, including the impacts of developments in the lawsuits filed against third parties, and the opinion of the Company’s legal counsel on the outcome of these lawsuits. With regard to the impairment test of dividends, the Company uses financial assumptions on the discount rate in time and the foreign exchange rate, and uses qualitative assumptions based on the opinion of the legal counsel on the outcome of filed against Unitel for the nonpayment of dividends and interest.

The Company monitors and periodically updates the key assumptions and critical estimates used to calculate fair value.

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

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

Additionally, the Company considers all nonperformance risk aspects, including the entity’s credit, when measuring the fair value of a liability.

The classification of an instrument in the fair value measurement hierarchy is based on the lowest level of input significant for its measurement. The description of three-level hierarchy is presented below:

Level 1 - inputs consist of prices quoted (unadjusted) in active markets for identical assets or liabilities to which the entity has access on measurement date.

Level 2 - inputs are different from prices quoted in active markets used in Level 1 and consist of directly or indirectly observable inputs for the asset or liability. Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical assets or liabilities in markets that are not active; or inputs that are observable for the asset or liability or that can support the observed market inputs by correlation or otherwise for substantially the entire asset or liability.

Level 3 - inputs used to measure an asset or liability are not based on observable market variables. These inputs represent management’s best estimates and are generally measured using pricing models, discounted cash flows, or similar methodologies that require significant judgment or estimate.

There were no transfers between levels during December 31, 2018 and 2017.

	Fair value measurement hierarchy	Fair value 2018	Fair value 2017
Assets
Cash	Level 1	287,491	277,500
Cash equivalents	Level 2	4,097,838	6,585,184
Short-term investments	Level 2	238,962	136,286
Held-for-sale financial asset (Note 26)	Level 3	1,843,778	1,965,972

There were no transfers between levels in the years ended December 31, 2018 and 2017.

3.2.	Measurement of financial assets and financial liabilities at amortized cost

The fair value of the financial instruments mentioned below is substantially close to the carrying amounts due to the following reasons:

•	Accounts receivables: short-term maturity of bills.

•	Trade payables, dividends and interests on capital: all obligations are due to be settled in the short term.

•	Borrowings and financing: all transactions are adjusted for inflation based on contractual indices.

•

Licenses and concessions payable, tax refinancing program and other payables (payable for the acquisition of equity interests): all payables are adjusted for inflation based on the contractual indices.

3.3.	Financial risk management

The Company’s and its subsidiaries’ activities expose them to several financial risks, such as: market risk (including currency fluctuation risk, interest rate risk on fair value, interest rate risk on cash flows, and price risk), credit risk, and liquidity risk. According to their nature, financial instruments may involve known or unknown risks, and it is important to assess to the best judgment the potential of these risks. The Company and its subsidiaries may use derivative financial instruments to mitigate certain exposures to these risks.

The Company’s treasury officer, in accordance with the policies approved by the Board of Directors, carries out risk management.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

The Hedging and Cash Investments Policies, approved by the Board of Directors, document the management of exposures to market risk factors generated by the financial transactions of the Oi Group companies.

In the aftermath of the approval of the JRP, based on the measured new risk factors, the Company approved with the Board of Directors a new strategy to the Board of Directors to mitigate the risks arising on the foreign exchange exposure of its financial liabilities, as is ready to implement it as from this point in time. In line with the Hedging Policy pillars, the strategy is focused on the preservation of the Company’s cash flows, maintaining the liquidity, and comply with the financial covenants.

3.4.1.	Market risk

(a)	Foreign exchange risk

Financial assets

The Company is not exposed to any material foreign exchange risk involving foreign currency-denominated financial assets at December 31, 2018 and 2017, except with regard to the assets held for sale, for which there was no currency hedging transactions.

Net investment in foreign subsidiaries

The risks related to the Company’s investments in foreign currency arise mainly from the investments in the subsidiaries in Africa. The Company does not have any contracted instrument to hedge against the risk associated to the net investments in foreign companies.

Financial liabilities

The Company and its subsidiaries have foreign currency-denominated or foreign currency-indexed borrowings and financing. The risk associated with these liabilities is related to the possibility of fluctuations in foreign exchange rates that could increase the balance of such liabilities. The Company’s and its subsidiaries’ borrowings and financing exposed to this risk represent approximately 53.6% (72.9% in 2017) of total liabilities from borrowings and financing.

Foreign currency-denominated financial assets and financial liabilities are presented in the balance sheet as follows (includes intragroup balances):

	2018		2017
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash	70,116	70,116	82,482	82,482
Cash equivalents	154,514	154,514	1,307	1,307
Short-term investments			662	662
Financial liabilities
Borrowings and financing	8,816,766	9,548,690	(*)	(*)

(*) In light of the filing of the judicial reorganization request on June 20, 2016, the Company’s foreign currency-denominated financial liabilities are part of the list of payables subject to renegotiation.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

Foreign exchange risk sensitivity analysis

For purposes of this analysis, the rates used for the probable scenario were the rates prevailing at the end of December 2018 and 2017. The probable rates were then depreciated by 25% and 50% and used as benchmark for the possible and remote scenarios, respectively.

	Rate		Rate
Description	2018	Depreciation	2017	Depreciation
Probable scenario
US dollar	3.8748	0%	3.3080	0%
Euro	4.4390	0%	3.9693	0%
Possible scenario
US dollar	4.8435	25%	4.1350	25%
Euro	5.5488	25%	4.9616	25%
Remote scenario
US dollar	5.8122	50%	4.9620	50%
Euro	6.6585	50%	5.9540	50%

The impacts of foreign exchange exposure, in the sensitivity scenarios estimated by the Company, are shown in the table below:

2018
Description	Individual risk	Probable scenario	Possible scenario	Remote scenario
US dollar debt	Dollar appreciation	15,216,581	19,020,726	22,824,872
US dollar cash	Dollar depreciation	(154,852)	(193,566)	(232,279)
Euro debt	Euro appreciation	2,656,697	3,320,871	3,985,045
Euro cash	Euro depreciation	(69,777)	(87,221)	(104,666)
Present value adjustment	Dollar/euro depreciation	(9,046,285)	(11,307,855)	(13,569,427)

Total assets/liabilities indexed to exchange fluctuation		8,602,364	10,752,955	12,903,545

Total (gain) loss			2,150,591	4,301,181

(b)	Interest rate risk

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

Financial liabilities

The Company and its subsidiaries have borrowings and financing subject to floating interest rates, based on the Long-term Interest Rate (TJLP), the CDI, or the Benchmark Rate in the case of real-denominated debt as at December 31, 2018. After the approval of the JRP, the Company does not have borrowings and financing subject to foreign currency-denominated interest rate.

As at December 31, 2018, approximately 46.1% (32.9% at December 31, 2017) of the incurred debt was subject to floating interest rates. The most material exposure of Company’s and its subsidiaries’ debt after is to CDI. Therefore, a continued increase in this interest rate would have an adverse impact on future interest payments.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

These assets and liabilities are presented in the balance sheet as follows:

	2018		2017
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash equivalents	3,943,324	3,943,324	6,583,877	6,583,877
Short-term investments	238,962	238,962	135,624	135,624
Financial liabilities
Borrowings and financing	7,633,140	7,633,140

Interest rate fluctuation risk sensitivity analysis

Management believes that the most material risk related to interest rate fluctuations arises from its liabilities pegged to the TJLP and primarily the CDI. This risk is associated to an increase in those rates. It is worth mentioning that the TJLP rate remained stable at 7.0% per year from April 1, 2017 to until December 31, 2017. Beginning January 1, 2018, the TJLP was being successively reduced: 6.75% per year up to March 2018, 6.6% per year from April to June 2018, 6.56% from July to September 2018, and increased again from October to December 2018, to 6.98% per year. At the end of the quarter, however, the National Monetary Council decided to increase this rate again to 7.03% per year, effective for January-March 2019.

Management estimated the fluctuation scenarios of the rates CDI and TJLP as at December 31, 2018. The rates used for the probable scenario were the rates prevailing at the end of the reporting year.

For purposes of this analysis, the rates used for the probable scenario were the rates prevailing at the end of December 2018 and 2017. The probable rates were then depreciated by 25% and 50%, and used as benchmark for the possible and remote scenarios.

2018
Interest rate scenarios
Probable scenario		Possible scenario		Remote scenario
CDI	TJLP	CDI	TJLP	CDI	TJLP
6.40	6.98	8.00	8.73	9.60	10.47

Such sensitivity analysis considers payment outflows in future dates. Thus, the aggregate of the amounts for each scenario is not equivalent to the fair values, or even the present values of these liabilities.

The impacts of exposure to interest rates, in the sensitivity scenarios estimated by the Company, are shown in the table below:

		2018
Description	Individual risk	Probable scenario	Possible scenario	Remote scenario
CDI-indexed debt	CDI increase	4,122,410	5,373,161	6,714,517
TJLP-indexed debt	TJLP increase	4,067,506	5,011,606	6,030,280

Total assets/liabilities pegged to the interest rate		8,189,916	10,384,767	12,744,797

Total (gain) loss			2,194,851	4,554,881

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

3.4.2.	Credit risk

The concentration of credit risk associated to trade receivables is immaterial due to the diversification of the portfolio. Doubtful receivables are adequately covered by an allowance for doubtful accounts.

Transactions with financial institutions (cash investments and borrowings and financing) are made with prime entities, avoiding the concentration risk. The credit risk of financial investments is assessed by setting caps for investment in the counterparts, taking into consideration the ratings released by the main international risk rating agencies for each one of such counterparts. At December 31, 2018, approximately 94.14% of the consolidated cash investments were made with counterparties with an AAA, AA, A, and or sovereign risk rating.

The Company has credit risks related to dividends receivable associated to the investment in Unitel (Note 26).

3.4.3.	Liquidity risk

The liquidity risk also arises from the possibility of the Company being unable to discharge its liabilities on maturity dates and obtain cash due to market liquidity restrictions. Management uses its resources mainly to fund capital expenditures incurred on the expansion and upgrading of the network, invest in new businesses.

The Company’s management monitors the continual forecasts of the liquidity requirements to ensure that the company has sufficient cash to meet its operating needs and fund capital expenditure to modernize and expand its network.

In light of the confirmation of the JR Plan, the Company’s obligations related to the contractual maturities of the financial liabilities, including interest payments on borrowings, financing, and debentures were novated and the related balances were recalculated according to the JR Plan terms and conditions, in accordance with the JR Plan stages for debt restructuring purposes.

4.	NET OPERATING REVENUE

	2018	2017	2016
Gross operating revenue (*)	30,426,548	36,338,432	45,327,110

Deductions from gross revenue	(8,366,534)	(12,548,778)	(19,330,687)

Taxes	(6,725,356)	(7,707,961)	(7,760,930)
Discounts and other deductions (*)	(1,641,178)	(4,840,817)	(11,569,757)

Net operating revenue	22,060,014	23,789,654	25,996,423

(*) The Company simplified the breakdown of its bills sent to its customers. The changes in billing do not impact the taxes levied on sales and/or services or the net revenue.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

5.	OPERATING EXPENSES

	2018	2017	2016
Operating expenses by nature
Third-party services	(5,924,556)	(6,221,058)	(6,399,191)
Depreciation and amortization	(5,952,905)	(5,881,302)	(6,310,619)
Rentals and Insurance	(4,341,969)	(4,162,659)	(4,329,546)
Personnel	(2,594,464)	(2,791,331)	(2,852,224)
Network maintenance service	(1,104,015)	(1,251,511)	(1,540,320)
Interconnection	(658,068)	(778,083)	(1,173,475)
Provision for contingencies	(89,777)	(143,517)	(1,056,410)
Provision for bad debt (i)	(1,070,301)	(691,807)	(643,287)
Advertising and marketing	(382,091)	(413,580)	(448,990)
Handset and other costs	(196,347)	(223,335)	(284,119)
Impairment losses (ii)	—	(46,534)	(225,512)
Taxes and other expenses	(134,558)	(345,132)	(559,162)
Other operating income (expenses), net (iii)	(132,739)	(1,234,477)	(226,890)

Total operating expenses	(22,581,790)	(24,184,326)	(26,049,745)

Operating expenses by function
Cost of sales and/or services	(15,822,732)	(15,676,216)	(16,741,791)
Selling expenses	(4,478,352)	(4,399,936)	(4,383,163)
General and administrative expenses	(2,697,865)	(3,064,252)	(3,687,706)
Other operating income	2,204,134	1,985,101	1,756,100
Other operating expenses	(1,773,483)	(3,028,590)	(2,988,067)
Equity pick up	(13,492)	(433)	(5,118)

Total operating expenses by function	(22,581,790)	(24,184,326)	(26,049,745)

(i)	In 2018, the Company reassessed the assumptions for estimate adopted for the provision for bad debt.
(ii)

As at December 31, 2018, no impairment was recognized. As at December 31, 2017 and 2016, the Company conducted the annual impairment test and recognized a loss on goodwill related to Africa which is being reported as held for sale, in amounting R$46,534 and R$225,512, respectively.

(iii)

In 2017 refers to the effects of non-recurring expenses related to unrecoverable tax, write-off of other assets and other expenses of R$1,234 million (R$227 million in 2016) due to reconcile the accounting balances as part of the process of JRP.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

6.	FINANCIAL INCOME (EXPENSES)

	2018	2017	2016
Financial income
Exchange differences on translating foreign short-term investments (trading)	1,329		(135,226)
Interest on judicial deposits and other assets	808,764	1,049,923	615,085
Income from short-term investments	142,597		112,394
Other income	571,884	500,260	578,452

Total	1,524,574	1,550,183	1,170,705

Financial expenses and other charges
a) Borrowing and financing costs (i)
Inflation and exchange losses on third-party borrowings	(2,645,980)		4,580,177
Interest on borrowings payable to third parties	(1,399,687)		(2,177,976)
Derivatives			(5,147,958)

Subtotal:	(4,045,667)		(2,745,757)

b) Other charges
Loss on held-for-sale financial assets (ii)	292,700	(267,008)	(1,090,295)
Interest on other liabilities	(800,413)	(1,641,278)	(598,301)
Tax on transactions and bank fees	(428,872)	(512,003)	(679,294)
Monetary variation to provisions for contingencies	8,076	(264,511)	(238,428)
Interest on taxes in installments - tax financing program	(28,079)	(27,294)	(19,869)
Other expenses (iii)	(534,386)	(450,147)	(174,070)

Subtotal:	(1,490,974)	(3,162,241)	(2,800,257)

Total	(5,536,641)	(3,162,241)	(5,546,014)

Financial expenses, net	(4,012,067)	(1,612,058)	(4,375,309)

(i)

In 2018, contractual interest and foreign currency fluctuation result from the incurrence of R$4,045 million of Borrowings and financing expenses as a result of the settlement of many of the claims in our JR Proceedings related to the debt instruments compared to no borrowings and financing expenses during the corresponding period of 2017 due to the elimination of the borrowings and financing expenses as a result of the commencement of the JR Proceedings in June 2016.

(ii)

In 2018, refers to the exchange gain related to the depreciation of Brazilian real against the US dollar and loss of R$489 million / US$126 million resulting from the revision of the recoverable amount of dividends receivable from Unitel and the fair value of the cash investment in Unitel. In 2017, refers to the loss of R$129 million / US$39 million (R$789 million / US$242 million in 2016) resulting from the revision of the recoverable amount of dividends receivable from Unitel and the fair value of the cash investment in Unitel and exchange losses related to the depreciation of the Kwanza against the US dollar and the Brazilian real.

(iii)	Represented mainly by financial fees and commissions.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

7.	CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

Short-term investments made by the Company and its subsidiaries for the years ended December 31, 2018 and 2017 are measured at their fair values.

(a)	Cash and cash equivalents

	2018	2017
Cash	287,491	277,500
Cash equivalents	4,097,838	6,585,184

Total	4,385,329	6,862,684

	2018	2017
Repurchase agreements	2,742,731	6,225,547
Private securities
Bank certificates of deposit (CDBs)	301,632	348,318
Time deposits	154,514	1,307
Other	3,888	10,012

Cash equivalents	4,097,838	6,585,184

(b)	Short-term investments

	2018	2017
Private securities	213,653	114,839
Government securities	25,309	21,447

Total	238,962	136,286

Current	201,975	21,447
Non-current	36,987	114,839

The Company hold short-term investments in Brazil and abroad for the purpose of earning interest on cash, benchmarked to CDI in Brazil, LIBOR for the US dollar-denominated portion, and EURIBOR for the euro-denominated portion.

The amounts of cash equivalents and short-term investments are basically invested through exclusive investment funds, and most of the portfolio consists of Government Securities with yield pegged to the SELIC rate. The portfolio is preferably allocated to highly liquid spot market instruments for all investments.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

8.	TRADE ACCOUNTS RECEIVABLE, NET

	2018	2017
Billed services	6,783,022	7,478,145
Unbilled services	984,062	634,241
Mobile handsets and accessories sold	619,821	597,267
Provision for bad debt	(1,870,350)	(1,342,211)

Total	6,516,555	7,367,442

The aging list of trade receivables is as follows:

	2018	2017
Current	6,250,613	6,096,205
Past-due up to 60 days	672,673	919,421
Past-due from 61 to 90 days	131,798	144,818
Past-due from 91 to 120 days	132,562	130,633
Past-due from 121 to 150 days	104,628	128,175
Over 150 days past-due	1,094,631	1,290,401

Total	8,386,905	8,709,653

The movements in the allowance for doubtful accounts were as follows:

Balance in 2016	(1,084,895)

Provision for bad debt	(777,106)
Trade receivables written off as uncollectible	519,790

Balance in 2017	(1,342,211)

Provision for bad debt	(1,216,658)
Trade receivables written off as uncollectible	688,519

Balance in 2018	(1,870,350)

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

9.	INCOME TAXES

(a) Tax rate reconciliation

Income taxes encompass the income tax and the social contribution in Brazil. The income tax rate is 25% and the social contribution rate is 9%, an aggregate nominal tax rate of 34%. Income tax expense attributable to income (loss) from continuing operations was an income tax benefit of R$347,139 for the year ended December 31, 2018, an income tax benefit of R$350,987 for the year ended December 31, 2017, and an income tax expenses of R$2,245,113 for the year ended December 31, 2016.

Income tax (expense) benefit attributable to income from continuing operations consists of:

	2018	2017	2016
Income tax and social contribution
Current tax (expense)	115,706	(906,080)	(712,814)
Deferred tax (expense) benefit	231,433	1,257,067	(1,532,299)

Total	347,139	350,987	(2,245,113)

The tax rate reconciliation from continuing operation consists of the following:

	2018	2017	2016
Income (loss) before taxes (i)	27,046,698	(4,378,648)	(13,434,629)

Income tax and social contribution
Income tax and social contribution at statutory rate (34%)	(9,195,877)	1,488,740	4,567,774
Valuation allowance (ii)	(4,367,062)	(1,134,511)	(4,048,859)
Effect of foreign tax rate differential		(23,063)	(12,574)
Tax effects of nondeductible expenses (iii)	(652,940)	(92,831)	(2,892,381)
Tax effects of tax-exempt income (iii)	14,564,537	373,321	121,546
Tax incentives (basically, operating income) (iv)	3,068	14,007	21,121
Tax amnesty program (v)		(274,529)	—
Other	(4,587)	(147)	(1,740)

Income tax and social contribution effect on profit or loss	347,139	350,987	(2,245,113)

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

(i)	At December 31, 2018, 2017 and 2016 income (loss) before income taxes and income tax (expense) benefit for continuing operations is as follows:

	2018
	Brazil	Foreign operations	Total
Income (loss) before income taxes	37,559,050	(10,512,352)	27,046,698
Income tax benefit	343,082	4,057	347,139
Current tax income (expense)	164,050	(48,344)	115,706
Deferred tax income benefit	179,031	52,402 (*)	231,433

(*)	The amount of R$ 52,402 is related to the Tax effect of the entities classified as held-for-sale.

	2017
	Brazil	Foreign operations	Total
Loss before income taxes	(3,115,832)	(1,262,816)	(4,378,648)
Income tax benefit	311,895	39,092	350,987
Current tax (expense)	(893,031)	(13,049)	(906,080)
Deferred tax income benefit	1,204,926	52,141 (*)	1,257,067

(*)	The amount of R$ 52,141 is related to the Tax effect of the entities classified as held-for-sale.

	2016
	Brazil	Foreign operations	Total
Loss before income taxes	(12,402,406)	(1,032,223)	(13,434,629)
Income tax (expense)	(2,054,234)	(190,879)	(2,245,113)
Current tax (expense)	(521,773)	(191,041)	(712,814)
Deferred tax income (expense) benefit	(1,532,461)	162	(1,532,299)

(ii)	Refers to the increase in the valuation allowance related to the deferred tax assets in 2018, 2017, and 2016.

(iii)

The main tax-exempt income refers to the novation of the debt obligations and other liabilities due to the effects of the Reorganization Judicial Plan, primarily as a result of the present value adjustments in the initial recognition date. The main effects of nondeductible expenses refers to the reduction of the fair value of Unitel held-for-sale investment, which is not tax deductible in the amount of R$166 million (R$90 million in 2017 and R$371 million in 2016).

(iv)

These tax incentives correspond mainly to a 75% reduction in the current tax due on operating income obtained as a result of telecommunication services rendered in certain northern and northeast regions of Brazil, where the Company holds facilities for the purpose of rendering those services. This tax benefit is usually granted for a 10 year period, limited up to January 1, 2024.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

(v)

Refers to a tax position taken in prior periods that were assessed by the taxing authorities. Although the Company believed in prior periods that these positions would more-likely-than-not of being sustained, it was decided to adhere to PRORELIT and avoid substantial costs to keep on going discussions with government. PRORELIT program allowed taxpayers to settle federal tax debts accrued prior to June 30, 2015, excluding tax debts that are subject to tax installment payments.

In order to enroll, tax payers were requested to resign their litigation rights with respect to the settled debt amount and pay at least 30% of their outstanding consolidated tax debt accrued through June 30, 2015 in cash. The remaining 70% of the debt would be settled with tax loss carryforwards. Apart from the initial 30% down payment, no guarantees or collateral is needed.

The Company has submitted its application for PRORELIT to settle several tax debts. Nevertheless, tax authorities have a five years term to ratify the amounts of tax loss carryforwards utilized by taxpayers.

In 2017, the Company recognized in current tax the tax debts included in the Tax Compliance Program (PRT) and in the Special Tax Compliance Program (PERT).

(b) Significant components of current and deferred taxes

	ASSETS
	2018	2017
Current recoverable taxes
Recoverable income tax (IRPJ) (i)	287,472	565,725
Recoverable social contribution (CSLL) (i)	91,996	135,348
IRRF/CSLL - withholding income taxes (ii)	241,778	422,437

Total current	621,246	1,123,510

	LIABILITIES
	2018	2017
Current taxes payable
Income tax payable	21,628	416,080
Social contribution payable	5,398	151,049

Total current	27,026	567,129

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

	2018	2017
Deferred taxes assets and liabilities
Other temporary differences (iii)	5,117,917	8,854,946
Tax loss carryforwards (iv)	13,703,530	5,752,241

Total deferred taxes assets	18,821,447	14,607,187

Other intangibles	(2,121,763)	(2,428,128)
Pension plan assets	(249,796)	(333,899)
Other temporary differences (v)	(790,534)	(1,073,293)

Total deferred tax liabilities	(3,162,093)	(3,835,320)

Valuation allowance (iii)	(15,636,304)	(11,269,242)

Total deferred taxes, net	23,050	(497,375)

(i)	Refer mainly to prepaid income tax and social contribution that will be offset against federal taxes payable in the future.
(ii)

Refer to withholding income tax (IRRF) credits on cash investments, derivatives, intragroup loans, government entities, and other amounts that are used as deductions from income tax payable for the years, and social contribution withheld at source on services provided to government agencies.

(iii)

For the year ended December 31, 2018, total valuation allowance increased from R$11,269,242 (10,134,731 in 2016) to R$15,636,304, reflecting a net change in the valuation allowance totaling R$4,367,062 recognized for the companies that, as of December 31, 2018, do not expect to generate sufficient future taxable profits, based on consistent assumptions and timing used in the analysis of the potential impairment of long-lived assets and goodwill, against which tax assets could be offset. Most of deferred tax assets have been reduced by a valuation allowance to the amount supported by reversing taxable temporary difference. The deferred tax assets not offset by valuation allowance are dependent upon the generation of future pretax income in certain tax-paying components in Brazil that have a history of profitability and an expectation of continued profitability. Management believes it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets that are not subject to the valuation allowance. However, deferred income tax assets can be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

(iv)

The tax loss carryfowards in Brazil and foreign subsidiaries is approximately R$29,692,453 and R$14,432,380, and corresponding to R$10,095,435 and R$3,608,095 of deferred tax assets, respectively, which do not expire, and may be carried forward indefinitely. The Company can offset their tax loss carryforwards against taxable income up to a limit of 30% per year, pursuant to the prevailing tax law.

(v)	Refer mainly the tax effects of foreign exchange liabilities, monetary variations of judicial deposits and tax incentives.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

Movements in deferred tax assets and liabilities

The table below does not consider the roll forward of the deferred tax asset from held-for-sale companies:

	Balance at 2017	Recognized in continuing operations	Other comprehensive income	Add-backs/ Offsets / Transfer	Balance at 2018
Deferred tax assets arising on:
Temporary differences
Provision for contingencies	4,235,797	(2,961,996)			1,273,801
Allowance for doubtful accounts	693,315	(214,488)			478,827
Profit sharing	101,993	(7,489)			94,504
Foreign exchange differences	1,062,308	340,885			1,403,193
Other temporary differences	1,107,660	41,889		(972,464)	177,085
License	1,653,873	(231,860)		268,494	1,690,507
Tax loss carryforwards
Tax loss carryforwards	5,752,241	7,923,539		27,750	13,703,530

Total deferred taxes assets	14,607,187	4,890,480		(676,220)	18,821,447

Other intangibles	(2,428,128)	306,365			(2,121,763)
Pension plan assets	(333,899)	(228,283)	312,386		(249,796)
Other temporary differences	(1,073,293)	(422,469)		705,228	(790,534)

Total deferred tax liabilities	(3,835,320)	(344,387)	312,386	705,228	(3,162,093)

Valuation allowance	(11,269,242)	(4,367,062)			(15,636,304)

Total net deferred tax	(497,375)	179,031	312,386	29,008	23,050

	Balance at 2016	Recognized in continuing operations	Other comprehensive income	Add-backs/ Offsets (*)	Balance at 2017
Deferred tax assets arising on:
Temporary differences
Provision for contingencies	3,827,131	408,666			4,235,797
Allowance for doubtful accounts	654,624	38,691			693,315
Profit sharing	22,304	79,689			101,993
Foreign exchange differences	1,062,308	—			1,062,308
Other temporary differences	2,037,477	(383,604)			1,653,873

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

License	1,246,117	(138,457)			1,107,660
Tax loss carryforwards
Tax loss carryforwards	4,956,994	1,853,701		(1,058,454)	5,752,241

Total deferred taxes assets	13,806,955	1,858,686	—	(1,058,454)	14,607,187

Other intangibles	(2,707,265)	279,137			(2,428,128)
Pension plan assets	(316,060)	(49,996)	32,157		(333,899)
Other temporary differences	(1,324,904)	251,611			(1,073,293)

Total deferred tax liabilities	(4,348,229)	480,752	32,157		(3,835,320)

Valuation allowance	(10,134,731)	(1,134,511)	—		(11,269,242)

Total net deferred tax	(676,005)	1,204,927	32,157	(1,058,454)	(497,375)

(*)

This year offsets relates to the tax debts included in the Tax Compliance Program (PRT) and in the Special Tax Compliance Program (PERT), as it was possible to convert some amount of tax loss carryforwards into tax credits in order to offset part of the debts paid under the rules of such Programs, in the amount of R$1,035 million and R$21 million, respectively (Note 18). R$ 208,642 refers to the utilization of tax loss carryfowards for Income Tax and R$ 849,812 refers to utilization of tax loss carryfowards for non-income tax.

10.	OTHER TAXES

	ASSETS
	2018	2017
Recoverable State VAT (ICMS) (i)	1,240,353	1,411,538
Taxes on revenue (PIS and COFINS)	215,860	244,853
Other	63,015	52,754

Total	1,519,228	1,709,145

Current	803,252	1,081,587
Non-current	715,976	627,558

	LIABILITIES
	2018	2017
State VAT (ICMS) (i)	556,693	610,847
ICMS Agreement No. 69/1998	34,113	22,595
Taxes on revenue (PIS and COFINS) (ii)	235,319	184,472
FUST/FUNTTEL/broadcasting fees (iii)	655,022	963,259
Other (iv)	181,437	530,153

Total	1,662,584	2,311,326

Current	1,033,868	1,443,662
Non-current	628,716	867,664

(i)

Recoverable ICMS arises mostly from prepaid taxes and credits claimed on purchases of property, plant and equipment, which can be offset against ICMS payable within 48 months, pursuant to Supplementary Law 102/2000.

(ii)	Refers, basically, to the Social Integration Program Tax on Revenue (PIS) and Social Security Funding Tax on Revenue (COFINS) on revenue, financial income, and other income.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

The Company and its subsidiaries have filed legal proceedings to claim the right to deduct ICMS from the PIS and COFINS tax bases and the recovery of past unduly paid amounts, within the relevant statute of limitations.

In March 2019, the 1st and 2nd Region Federal Courts (Brasília and Rio de Janeiro) issued final and unappealable decisions favorable to the Company on two of the three main lawsuits of the Company relating to the discussion about the non-levy of PIS and COFINS on ICMS.

The third lawsuit is still ongoing in the 2nd Region Federal Court.

The total adjusted amount of these credits at December 31, 2018, considering the three lawsuits, is approximately R$3.05 billion. The taw lawsuits on which a final decision was issued total approximately R$2.05 billion.

In order to initiate the utilization of the tax credits recognized by the courts by offsetting them against federal taxes due, the Company is conducting a thorough analysis aimed at quantifying these tax credits and taking the actions necessary to secure their confirmation by the Federal Revenue Service.

(iii)

The Company and its subsidiaries Telemar and Oi Móvel filed lawsuits to discuss the correct calculation of the contribution to the FUST and in the course of the lawsuits made escrow deposits to suspend its collection. These discussions are also being judged by higher courts and a possible transformation of the deposited amounts into definitive payments should not occur within two (2) years

(iv)	Consisting primarily of monetary variation to suspended taxes and withholding tax on intragroup loans and interest on capital.

11.	JUDICIAL DEPOSITS

In some situations, the Company makes as ordered by courts or even at its own discretion to provide guarantees, judicial deposits to ensure the continuity of ongoing lawsuits. These judicial deposits can be required for lawsuits with a likelihood of loss, as assessed by the Company based on the opinion of its legal counselors, as probable, possible, or remote.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

As set forth by relevant legislation, judicial deposits are adjusted for inflation.

	2018	2017
Civil	5,849,978	6,948,344
Tax	2,337,508	2,660,132
Labor	1,197,144	1,637,668
Subtotal	9,384,630	11,246,144

Provision for losses (i)	(649,910)	(1,933,034)

Total	8,734,720	9,313,110

Current	1,715,934	1,023,348
Non-current	7,018,786	8,289,762

(i)	This amount represents the estimated loss of balances of judicial deposits that are in the process of reconciliation with the obtained statements.

12.	INVESTMENTS

	2018	2017
Joint venture	31,488	42,346
Investments in associates	44,124	42,115
Tax incentives, net of allowances for losses	31,876	31,579
Other investments	10,352	20,470

Total	117,840	136,510

Summary of the movements in investment balances

Balance at 2016	135,652

Share of profits of subsidiaries	(433)
Associates’ share of other comprehensive income	1,949
Other	(658)

Balance at 2017	136,510

Share of profits of subsidiaries	(13,492)
Associates’ share of other comprehensive income	(2,270)
Other	(2,908)

Balance at 2018	117,840

13.	PROPERTY, PLANT AND EQUIPMENT

	Works in progress	Automatic switching equipment	Transmission and other equipment (i)	Infrastructure	Buildings	Other assets	Total
Cost of PP&E (gross amount)
Balance at 2016	2,413,770	19,974,446	56,720,433	27,568,591	4,311,533	5,866,031	116,854,804

Additions	4,661,570	2,060	375,050	268,931	17,906	55,614	5,381,131
Write-offs	(93,922)	(2,235)	(19,656)	(666,885)	(821)	(31,193)	(814,712)
Transfers	(3,547,305)	33,016	1,875,594	1,170,165	141,666	326,864	—

Balance at 2017	3,434,113	20,007,287	58,951,421	28,340,802	4,470,284	6,217,316	121,421,223

Additions	5,117,872	487	372,138	388,988	10,721	39,471	5,929,677
Write-offs	(47,465)	(1,827)	(53,374)	(601,842)	(4,660)	(3,567)	(712,735)
Transfers	(5,152,907)	68,518	2,672,783	2,214,139	(15,168)	212,635	—

Balance at 2018	3,351,613	20,074,465	61,942,968	30,342,087	4,461,177	6,465,855	126,638,165

Accumulated depreciation

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

Balance at 2016		(18,267,700)	(43,324,619)	(21,665,423)	(2,547,638)	(4,969,592)	(90,774,972)

Depreciation expenses		(338,003)	(2,175,732)	(1,158,457)	(96,940)	(396,589)	(4,165,721)
Write-offs		1,158	18,610	558,879	817	23,458	602,922
Transfers		—	(473)	(625)	(84,895)	85,995	2

Balance at 2017		(18,604,545)	(45,482,214)	(22,265,626)	(2,728,656)	(5,256,728)	(94,337,769)

Depreciation expenses		(299,925)	(2,271,906)	(1,253,099)	(95,679)	(408,379)	(4,328,988)
Write-offs		1,834	48,582	443,347	1,542	2,085	497,390
Transfers		(36)	(151)	(353)	33,568	(33,028)	—

Balance at 2018		(18,902,672)	(47,705,689)	(23,075,731)	(2,789,225)	(5,696,050)	(98,169,367)

Property, plant and equipment, net
Balance at 2016	2,413,770	1,706,746	13,395,814	5,903,168	1,763,895	896,439	26,079,832

Balance at 2017	3,434,113	1,402,742	13,469,207	6,075,176	1,741,628	960,588	27,083,454

Balance at 2018	3,351,613	1,171,793	14,237,279	7,266,356	1,671,952	769,805	28,468,798

Annual depreciation rate (average)		11%	10%	8%	8%	12%

(i)	Transmission and other equipment includes transmission and data communication equipment.

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

As at December 31, 2018, the residual balance of the Company’s returnable assets is R$8,218,006 and consists of assets and installations in progress, switching and transmission equipment, payphones, outside network equipment, power equipment, and systems and operation support equipment.

14.	INTANGIBLE ASSETS

	Intangibles in progress	Data processing systems	Regulatory licenses (i)	Other	Total
Cost of intangibles (gross amount)
Balance at 2016	112,842	8,301,630	19,076,941	1,971,826	29,463,239

Additions	332,500	4,356		74,972	411,828
Transfers	(428,295)	438,138		(9,843)
Other		(1,111)		(382)	(1,493)

Balance at 2017	17,047	8,743,013	19,076,941	2,036,573	29,873,574

Additions	263,305	4,524	—	73,471	341,300
Transfers	(253,143)	234,157	—	18,986	—
Other	(14)	—	—	—	(14)

Balance at 2018	27,195	8,981,694	19,076,941	2,129,030	30,214,860

Accumulated amortization
Balance at 2016		(7,148,833)	(10,071,364)	(1,731,983)	(18,952,180)

Amortization expenses		(524,414)	(1,025,438)	(116,756)	(1,666,608)
Transfers		53			53

Balance at 2017		(7,673,194)	(11,096,802)	(1,848,739)	(20,618,735)

Amortization expenses		(443,268)	(1,001,234)	(126,181)	(1,570,683)

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

Transfers		—	—	—	—

Balance at 2018		(8,116,462)	(12,098,036)	(1,974,920)	(22,189,418)

Intangible assets, net
Balance at 2016	112,842	1,152,797	9,005,577	239,843	10,511,059

Balance at 2017	17,047	1,069,819	7,980,139	187,834	9,254,839

Balance at 2018	27,195	865,232	6,978,905	154,110	8,025,442

Annual amortization rate (average)		20%	10%	16%

(i)	Includes mainly the fair value of intangible assets related to purchase of control of BrT (now Oi, S.A.).

15.	TRADE PAYABLES

	2018	2017
Infrastructure, network and plant maintenance materials	2,861,712	2,658,436
Services	3,397,413	3,964,912
Rental of polls and rights-of-way	191,723	399,996
ANATEL AGU	7,147,137
Other	647,856	293,478
Adjustment to present value	(5,426,971)
Liabilities subject to compromise		(2,145,852)

Total	8,818,870	5,170,970

Current	5,225,862	5,170,970
Non-current	3,593,008
Trade payables subject to the Judicial Reorganization (i)	3,794,610	246,472
Trade payables not subject to the Judicial Reorganization	5,024,260	4,924,498

Total	8,818,870	5,170,970

Certain amounts initially recorded as liabilities subject to compromise (Note 29) were adjusted and reclassified to reflect the new legal terms and conditions established by the JRP Court.

16.	BORROWINGS AND FINANCING

As a result of the JRP confirmation, the borrowings and financing contracted by the Oi Group companies were novated and the related balances were recalculated according to the JRP terms and conditions, in accordance with the measures necessary for its implementation and booked as current and non-current liabilities.

The Company and the other Oi Group completed the financial debt restructuring with the implementation of the applicable terms and conditions provided for in the JRP.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

Balances of borrowings and financing as at December 31, 2018 are as follow:

	2018	Contractual maturity
		Principal	Interest
Senior notes	7,068,263

Local currency
Foreign currency	7,068,263	Jul 2025	Semiannual

Non-qualified bondholders (*)	326,376	Aug 2024 to Feb 2030	Semiannual

Collateralized claims	3,616,074

BNDES	3,616,074	Mar 2024 to Feb 2033	Monthly

Restructuring I	14,993,376

Local currency	8,640,054

Debentures (I)	6,788,519	Aug 2023 to Feb 2035	Semiannual
Other	1,851,535	Aug 2023 to Feb 2035	Semiannual

Foreign currency	6,353,322

Local currency Financial Institution	54,251	Jan 2019 to Dec 203	Monthly

Overall Offer	4,332,352

Local currency	207,035	Feb 2038 to Feb 2042	Single installment
Foreign currency	4,125,317	Feb 2038 to Feb 2042
Loan and debentures from subsidiaries (Note 27)

Subtotal	30,390,692

Incurred debt issuance cost	(12,126)
Present value adjustment (*)	(13,928,660)

Total	16,449,906

Current	672,894
Non-current	15,777,012

(*)

The financial liabilities have been adjusted to present value according to the criteria of ASC 852 as of the time at which it has reclassified each of the financial liabilities that were legally affected by the JRP from liabilities subject to compromise to borrowings and financings or trade payables. It was calculated taking into consideration the contractual flows provided for in the JRP, discounted using rates that range from 12.6% per year to 16.4% per year, depending on the maturities and currency of each instrument, the resulting discount will be amortized to financial expense over the term of the debt.

Debt breakdown per currency

2018
Euro	198,931
US dollar	8,617,835
Brazilian reais	7,633,140

Total	16,449,906

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

Debt breakdown per index

	Index/rate	2018
Fixed rate	1.75% p.a. – 10.00% p.a.	8,562,117
CDI	0.75% p.a. – 1.83% p.a.	3,949,639
TJLP	2.95% p.a. + TJLP	3,614,820
TR	0%	14,430
Other	0%	308,900

Total		16,449,906

Maturity schedule of the long-term debt allocation schedule

2018
Long-term debt
2020	10,958
2021	3,953
2022	970
2023	295,155
2024 and following years	29,405,472

Total	29,716,508

Guarantees

BNDES financing facilities are originally collateralized by receivables of the Company and its subsidiaries Telemar and Oi Móvel. The Company provides guarantees to its subsidiaries Telemar and Oi Móvel for such financing facilities, totaling R$2,712 million.

Covenants

Pursuant to a Clause 17 of Appendix 4.2.4 to the Plan, the Company and its subsidiaries are subject to certain covenants existing in some loan and financing agreements, based on certain financial ratios, including Gross debt-to-EBITDA. The Company monitors on a quarterly basis these terms and conditions of the covenants and the terms and conditions for the period ended December 31, 2018, the Company and its subsidiaries were compliant with all relevant covenants of the agreements.

17.	LICENSES AND CONCESSIONS PAYABLE

	2018	2017
Personal Mobile Services - SMP	1,025	4,649
STFC concessions	84,594	16,261

Total	85,619	20,910

Current	85,619	20,306
Non-current		604

Correspond to the amounts payable to ANATEL for the radiofrequency concessions and the licenses to provide the SMP services, and STFC service concessions, obtained at public auctions.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

18.	TAX FINANCING PROGRAM

The outstanding balance of the Tax Debt Refinancing Program is broken down as follows:

	2018	2017
Law 11941/09 and Law 12865/2013 tax financing program	496,240	638,409
REFIS II - PAES		4,336
PRT (MP 766/2017) (i)	54,528	233,051
PERT (Law 13496/2017) (ii)	2,438	12,981

Total	553,206	888,777

Current	142,036	278,277
Non-current	411,170	610,500

The amounts of the tax refinancing program created under Law 11941/2009, Provisional Act (MP) 766/2017, and Law 13469/2017, divided into principal, fine and interest, which include the debt declared at the time the deadline to join the program (Law 11941/2009 installment plan) was reopened as provided for by Law 12865/2013 and Law 12996/2014, are broken down as follows:

	2018				2017
	Principal	Fines	Interest	Total	Total
Tax on revenue (COFINS)	42,921		156,674	199,595	299,533
Income tax	5,873		39,094	44,967	68,285
Tax on revenue (PIS)	44,043		35,842	79,885	89,954
Social security (INSS – SAT)	1,018	1,342	2,414	4,774	8,450
Social contribution	754	323	11,426	12,503	17,339
Tax on banking transactions (CPMF)	19,014	2,142	28,976	50,132	49,268
PRT – Other Debts - RFB	26,685	2,374	25,469	54,528	227,261
PRT – Social Security - INSS					5,790
PERT – Other Debts - RFB	1,146		1,292	2,438	12,981
Other	29,150	4,433	70,801	104,384	109,916

Total	170,604	10,614	371,988	553,206	888,777

The payment schedule is as follows:

2019	142,036
2020	85,070
2021	85,070
2022	85,070
2023	85,070
2024 e 2025	70,890

Total	553,206

The tax debts, as is the case of the debts included in tax refinancing programs, are not subject to the terms of the judicial reorganization terms.

(i)	Tax Compliance Program (PRT)

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

The Company elected to include and settle under said tax refinancing program, created by the Federal Government, under Provisional Act 766/2017 (PRT), the administrative proceedings with a probable likelihood of an unfavorable outcome and those where, while attributed a possible likelihood of an unfavorable outcome, the cost effectiveness of including them provided to be highly advantageous in light of the benefits offered by the program.

The Company elected the payment method that allows settling 76% of the consolidated debt utilizing tax credits arising on tax loss carryforwards amounting to R$1,035 million, and paid the remaining 24% in 24 monthly installments totaling R$327 million plus SELIC interest charged as from the adherence month. All the procedures necessary for the Company joining the PRT were completed within the statutory deadline, while MP 766/2017 was still in effect.

Subsequently, on June 1, 2017 the effective period of said Provisional Act ended because it was not passed into law within the relevant constitutional deadline. However, as established by the Federal Constitution, the legal relationships established and arising from actions taken while a provisional act not passed into law was effective, as in the case of the Company’s joining the PRT, continue to be governed by the former provisional act, except where the National Congress provides for otherwise, by means of a legislative decree.

Note that the PRT, governed by MP 766/2017, is not equivalent to the tax installment plan established by MP 783/2017 (PERT), of May 31, 2017, because of differences in payment terms and conditions, plan scope, and access requirements.

(ii)	Special Tax Compliance Program (PERT)

The Company elected to include in and settle through PERT only tax debts that in aggregate do not exceed the fifteen million Brazilian reais (R$15,000,000.00) ceiling set by Article 3 of Law 13496/2017.

The tax debts included in said program were those being disputed at the administrative level in proceedings classified with a low likelihood of the Company winning and which, in the event of an unfavorable outcome, would result in a lawsuit—and entail all the associated costs—, the reason why the cost effectiveness of joining the program was quite positive, because of the benefits offered by PERT (especially the payment of just 5% of the debt in cash).

19.	PROVISION FOR CONTINGENCIES

	2018	2017
Labor	1,457,181	697,190
Tax	650,083	660,304
Civil (i)	2,931,456	10,941

Total provisions	5,038,720	1,368,435

Current	680,542
Non-current	4,358,178	1,368,435

(i) Includes R$157,809 related to the agreement entered into with Pharol, as described in Note 30.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

In compliance with the relevant Law, the provisions are adjusted for inflation on a monthly basis.

The following summarizes the activity of the contingency provision:

	Labor	Tax	Civil	Total
Balance in 12/31/2016	543,026	576,133	9,915	1,129,074

Monetary variation (i)	162,695	99,902	1,914	264,511
Additions/(reversals) (i)	92,803	49,616	1,098	143,517
Write-offs for payment/terminations (ii)	(101,334)	(65,347)	(1,986)	(168,667)

Balance in 12/31/2017	697,190	660,304	10,941	1,368,435

Monetary variation (i)	22,244	77,697	19,072	119,013
Additions/(reversals) (i)	(57,200)	(49,659)	133,465	26,606
Write-offs for payment/terminations (ii)	(241,225)	(38,259)	(378,339)	(657,823)
Reclassification from liabilities subjected to compromise	1,036,172		3,146,317	4,182,489

Balance in 12/31/2018	1,457,181	650,083	2,931,456	5,038,720

(i)

The Company has been continually monitoring its proceedings, as well as the reprocessing of the provision estimation model taking into account the new profile and history of discontinuation of lawsuits in the context of the approval and Ratification of the JRP. Accordingly, the Company reversed the provision for contingencies and the related monetary variation.

(ii)

This line item, basically, includes the amounts related to proceedings terminated and included in the list of the Company’s judicial reorganization creditors, which were transferred to the line item trade payables and will be paid according to the terms of the JRP.

Labor

The Company is a party to a large number of labor lawsuits and calculates the related provision based on a statistical methodology that takes into consideration, but not limited to the total number of existing lawsuits, the claims make in each lawsuit, the amount claimed in each lawsuit, the history of payments made, and the technical opinion of the legal counsel.

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

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

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

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

Tax

The provisions for tax lawsuits are calculated individually taking into consideration Management and the legal counsel’s risk assessment. These contingencies are not included in the Judicial Reorganization Plan.

(i)

ICMS - Refers to the provision considered sufficient by management to cover the various tax assessments related to: (a) levy of ICMS and not ISS on certain revenue; (b) claim and offset of credits on the purchase of goods and other inputs, including those necessary for network maintenance; and (c) tax assessments related to alleged noncompliance with accessory obligations.

(ii)	ISS - the Company and TMAR have provisions for tax assessment notices challenged because of the levy of ISS on several value added, technical, and administrative services, and equipment leases.

(iii)	INSS - Provision related, basically, to probable losses on lawsuits discussing joint liability and indemnities.

(iv)	Other claims – Refer, basically, to provisions to cover Real Estate Tax (IPTU) assessments and several tax assessments related to income tax and social contribution collection.

Civil

(i)

ANATEL – On June 30, 2016 the Company was a party to noncompliance administrative proceedings and lawsuits filed by ANATEL and the Federal Attorney General’s Office (AGU) totaling an estimate R$14.5 billion, which were included in the JRP as electable for payment as provided for in this Plan (see Note 1). On this date, R$8.4 billion in liquid proceedings and R$6.1 billion in illiquid proceedings.

With regard to the proceedings included in the JRP and taking into consideration the decision that granted the judicial reorganization on February 5, 2018, the Company revised the criteria used to calculate the provision for these regulatory contingencies to start considering the estimate of discounted future cash flows associated to each one of the payment methods provided for in the JRP for this type of claims. As at December 31, 2018, this provision totals R$580 million.

For the contingencies not subject to the judicial reorganization, the Company takes into consideration the opinions of outside attorneys when evaluating the outcome of the contingencies.

The Company disagrees and is challenging some of the alleged noncompliance events, and is also challenging the unfairness and unreasonableness of the amount of imposed fines in light of the pinpointed noncompliance event and has kept in balance sheet the amount it deems a probable loss.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

The JRP prescribes in a specific clause how regulatory agencies’ claims should be addressed. It should be noted that said Plan was approved by a vast majority of creditors at the General Creditors’ Meeting and ratified by the by the 7th Corporate Court of the Rio de Janeiro State Court of Justice. Note also that ANATEL filed bill of review No. 001068-32.2018.8.19.0000 against the decision that ratifies the JRP alleging that Clause 4.3.4, which prescribes the payment method of this agency’s claims, is null and void. This bill of review was denied by the 8th Civil Chamber of the Rio de Janeiro State Court of Justice, which will still judge the motions for clarification filed by ANATEL against the said decision. In addition the 7th Corporate Court of the Rio de Janeiro State Court of Justice issued a decision establishing that withdrawal of the judicial deposit made by Telemar to settle the first six (6) installments to repay ANATEL’s claim, as provided for by the JRP. As the maturity date of the seventh light of establish drew closer, Oi filed a petition requesting the use of the same settlement procedure for the following six (6) installments (from the seventh to the tenth installments) of ANATEL’s claim. It is worth mentioning that part of the amount recognized in December 2017 related to ANATEL was transferred to accounts payable (non-current) as part of the recognitions resulting from the JRP.

(ii)

Corporate – Financial Participation Agreements: these agreements were governed by Administrative Rules 415/1972, 1181/1974, 1361/1976, 881/1990, 86/1991, and 1028/1996. When they entered into a financial participation agreement to acquired a telephone line, subscribers became holders of a financial interest in the concessionaire after paying in a certain amount, initially recorded as capitalizable funds and subsequently recorded in the concessionaire’s equity, after a capital increase was approved by the shareholders’ meeting, thus generating the issuance of shares. The lawsuits filed against the former CRT - Companhia Riograndense de Telecomunicações, a company merged by the Company, and other local carriers members of the Telebrás system, challenge the way shares were granted to subscribers based on said financial participation agreements.

The Company used to recognize a provision for the risk of unfavorable outcome in these lawsuits based on certain legal doctrine. During 2009, however, decisions issued by appellate courts led the Company to revisit the amount accrued and the risk classification of the relevant lawsuits. The Company, considering obviously the peculiarities of each decision and based on the assessment made by its legal department and outside legal counsel, changed its estimate on the likelihood of an unfavorable outcome from possible to probable. In 2009, the Company’s management, based on the opinions of its legal department and outside legal counsel, revised the measurement criteria of the provision for contingencies related to the financial interest agreements. Said revision contemplated additional considerations regarding the dates and the arguments of the final and unappealable decisions on ongoing lawsuits, as well as the use of statistical criteria to estimate the amount of the provision for those lawsuits. The Company currently accrues these amounts mainly taking into consideration (i) the criteria above, (ii) the number of ongoing lawsuits by matter discussed, (iii) the average amount of historical losses, broken down by matter in dispute, and (iv) the impacts of the payment of these contingencies in the context of the Judicial Reorganization Plan ratified on January 8, 2018. In addition to these criteria, in 2013 the courts recognized, in several decisions, the enforcement of the twenty-year statute of limitations for the lawsuits that met this criterion and the Company, based on the opinion of its in-house and outside legal counsel, understands that the likelihood of loss is remote. Therefore, it is not necessary to set up a provision.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

At the end of 2010, the website of the Superior Court of Justice (STJ) disclosed news that this court had set compensation criteria to be adopted by the Company to the benefit of the shareholders of the former CRT for those cases new shares, possibly due, could not be issued because of the sentence issued. According to this court judgment news, which does not correspond to a final decision, the criteria must be based on (i) the definition of the number of shares that each claimant would be entitled, measuring the capital invested at the book value of the share reported in CRT’s monthly trial balance on the date it was paid-in, (ii) after said number of shares is determined, it must be multiplied by its quotation on the stock exchange at the closing of the trading day the final and unappealable decision is issued, when the claimant becomes entitled to sell or disposed of the shares, and (iii) the result obtain must be adjusted for inflation (IPC/INPC) from the trading day of the date of the final and unappealable decision, plus legal interest since notification. In the case of succession, the benchmark amount will be the stock market price of the successor company.

Based on current information, management believes that its estimate would not be materially impacted as at December 31, 2018. There may be, however, significant changes in the items above, mainly regarding the market price of Company shares.

(iii)	Small claims courts - claims filed by customers for whom the individual indemnification compensation amounts do not exceed the equivalent of forty (40) minimum wages; and

The Company is a party to a large number of lawsuits filed in small claims courts and calculates the related provision based on a statistical methodology that takes into consideration, but not limited to, the total number of existing lawsuits, the claims make in each lawsuit, the amount claimed in each lawsuit, the history of payments made, and the technical opinion of the legal counsel and the impacts of the Judicial Reorganization Plan.

(iv)

Other claims - refer to several of ongoing lawsuits discussing contract terminations, certain agencies requesting the reopening of customer service centers, compensation claimed by former suppliers and building contractors, in lawsuits filed by equipment vendors against Company subsidiaries, revision of contractual terms and conditions due to changes introduced by a plan to stabilize the economy, and litigation mainly involving discussions on the breach of contracts.

The provisions for these contingencies are calculated individually taking into consideration Management and the legal counsel’s risk assessment.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

Breakdown of unrecorded contingent liabilities

The table below shows a summary of the carrying amounts of the main legal matters with possible risk of loss and the amounts on December 31, 2018 and 2017.

	2018	2017
Labor	770,982	53,328
Tax	27,586,094	26,175,239
Civil	1,723,110	191,819

Total	30,080,186	26,420,386

Contingent liabilities

The Company is also party to several lawsuits in which the likelihood of an unfavorable outcome is classified as possible, in the opinion of their legal counsel, and for which no provision for contingent liabilities has been recognized.

The main contingencies classified with possible likelihood of an unfavorable outcome, according to the Company´s management’s opinion, based on its legal counsel’s assessment, are summarized below:

Labor

Refer to several lawsuits claiming, but not limited to, the payment of salary differences, overtime, hazardous duty and health hazard premium, and joint liability.

Tax

The main ongoing lawsuits have the following matters:

(i)

ICMS - it refers to discussions concerning the levy of this tax on certain activities and/or the provision of certain services, such as, for example, the levy of ICMS on noncore activities, supplemental services, services provided to tax-exempt customers, subscriptions minimum contract period, or even the disallowance of tax credits because some States qualify them as undue, including, but not limited to, tax credits of capital assets, different calculation of the tax credit ratio (CIAP), totaling approximately R$12,523,402 (R$11,730,162 in 2017).

(ii)

ISS – alleged levy of this tax on subsidiary telecommunications services and discussion regarding the classification of the services taxed by the cities listed in Supplementary Law 116/2003, amounting approximately to R$3,505,366 (2017 - R$3,387,630);

(iii)	INSS – tax assessments to add amounts to the contribution salary allegedly due by the Company, amounting approximately to R$695,249 (R$573,619 in 2017); and

(iv)

Federal taxes - several tax assessment notifications regarding, basically, the disallowances made on the calculation of taxes, errors in the completion of tax returns, transfer of PIS and COFINS and FUST related to changes in the interpretation of these taxes tax bases by ANATEL. These lawsuits amount approximately to R$10,862,077 (R$10,483,828 in 2017).

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

Civil

The main ongoing lawsuits do not have any court decision that has been issued, and are mainly related, but not limited to, challenging of network expansion plans, compensation for pain and suffering and material damages, collection lawsuits, and bidding processes.

Fenapas civil actions filed with the 5th Corporate Court of Rio de Janeiro, against, in addition to Sistel, the Company and other operators, aiming at the annulment of the spin-off of the PBS pension plan, alleging, in brief “the breakdown of the Fundação Sistel supplementary pension fund scheme”, which resulted in several specific PBS mirror plans, and the corresponding allocations of funds from the technical surplus and the tax contingency existing at the time of the spin-off. The amount of potential loss cannot be estimated and it is not possible to settle the claims because they are unenforceable since this would require handing back the spun off net assets of Sistel related to telecommunications operators belonging to the former Telebrás system.

Guarantees

The Company has bank guarantee letters and guarantee insurance granted by several financial institutions and insurers to guarantee commitments arising from lawsuits, contractual obligations, and biddings with ANATEL. The adjusted amount of contracted bonds and guarantee insurances, effective at December 31, 2018 corresponds to R$13,750,739 (R$14,847,243 in 2017). The commission charges on these contracts are based on market rates.

20.	OTHER PAYABLES

	2018	2017
Provisions for indemnities payable	676,984	607,559
Third party consignment	56,302	35,293
Provision for asset decommissioning	17,410	16,716
Other	510,865	392,832

Total	1,261,561	1,052,400

Current	629,939	469,214
Non-current	631,622	583,186

21.	UNEARNED REVENUES

Refers to the amounts received in advance for the assignment of the right to the commercial operation and use of infrastructure assets that are recognized in revenues over the effective period of the underlying agreements and service installation fees that are recognized in revenue when the customers use the services.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

	2018	2017
Unearned revenues of the infrastructure assets	1,596,238	1,661,236
Unearned revenues of service installation fees	159,345	—
Other	160,987	111,592

Total	1,916,570	1,772,828

Current	229,497	139,012
Non-current	1,687,073	1,633,816

22.	SHAREHOLDERS’ EQUITY (DEFICIT)

(a)	Share capital

The Capital Increase – Capitalization of Credits amounting to R$10,600,097 with the issue of 1,514,299,603 new book-entry, registered common shares without par value was ratified by the Board of Directors on July 20, 2018. The fair value of the shares issued was R$11,613,980.

On October 28, 2018, the Company commenced the issuance and delivery of warrants and ADWs exercised by their holders and issued 115,913,355 common shares. The process was concluded on January 4, 2019. The Warrants that were not exercised on or prior to January 2, 2019 have been cancelled.

Subscribed and paid-in capital is R$32,038,471 (R$21,438,374 in 2017), represented by the following shares, without par value:

	Number of shares (in thousands)
	2018	2017
Total capital in shares
Common shares	2,298,247	668,034
Preferred shares	157,727	157,727

Total	2,455,974	825,761

Treasury shares
Common shares	32,030	148,282
Preferred shares	1,812	1,812

Total	33,842	150,094

Outstanding shares
Common shares	2,266,217	519,752
Preferred shares	155,915	155,915

Total outstanding shares	2,422,132	675,667

Common and preferred shareholders have different rights in relation to dividends, voting rights and in case of liquidation, as determined by the Company’s by-laws. In this way, basic and diluted earnings per share were calculated based on the profit of the period available for them.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

Basic and diluted earnings (losses) per share

Basic

Basic earnings per share are calculated by dividing the profit attributable to the Company’s controlling shareholders, available to holders of common and preferred shares, by the weighted average number of common and preferred shares outstanding during the period.

Diluted

Diluted earnings per share are calculated by adjusting the weighted average number of outstanding common and preferred shares to presume the conversion of all diluted potential shares. The Company currently has no potential dilutive shares.

	2018	2017	2016
Net income (loss) attributable to owners of the Company	27,369,422	(3,736,518)	(15,502,132)

Net income (loss) allocated to common shares – basic and diluted	24,525,692	(2,874,290)	(11,924,904)
Net income (loss) allocated to preferred shares – basic and diluted	2,843,730	(862,228)	(3,577,228)

Weighted average number of outstanding shares
(in thousands of shares)
Common shares – basic and diluted	1,344,686	519,752	519,752
Preferred shares – basic and diluted	155,915	155,915	155,915

Net income (loss) per share (in Reais):
Common shares – basic and diluted	18.24	(5.53)	(22.94)
Preferred shares – basic and diluted	18.24	(5.53)	(22.94)

On January 16, 2019, the Company issued 1,530,457,356 common shares to holders of subscription rights. On January 21, 2019, the Company issued 91,080,933 common shares to holders of subscription rights that had requested subscriptions for excess common shares. On January 25, 2019, 1,604,268,162 New Common Shares were subscribed and paid in. This concluded the Capital Increase process, through the subscription and payment of all 3,225,806,451 New Common Shares issued as part of the Capital Increase – New Funds, representing a contribution of new funds for the Company totaling R$4,000,000,000.00. This transaction will have an impact on the earnings per share for the next fiscal year, as the current shareholders will be diluted.

(a)	Capital reserves

Capital reserves consist mainly of the Special Reserve on Merger that is represented by the corporate reorganizations primarily due to the corporate reorganization approved on February 27, 2012. In 2015, the increase in this reserve refers to net assets recorded that are related to the merger of TmarPart.

Restructured Senior Notes convertible into equity instruments:

In light of the new terms, the senior notes were settled by issuing the following:

We highlight below the main features of the securities that qualify as debt instrument (Note 1):

•	Common shares issued by Oi and currently held by PTIF;

•	New I Common Shares that will be due as a result of the capital increase, through the capitalization of the claims, New I Common Shares;

•	Subscription Warrants.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

For measurement purposes of the amount recognized for each of the transactions qualifiable as an equity instrument, referred to above, the Company hired an independent specialized consulting firm to estimate the fair value of the stock, using discounted cash flow valuation methodology (fair value hierarchy, Level 3), considering the following main assumptions: (i) variable discount rate: in reais (BRL) in nominal terms, according to the CAPM methodology, variable due to year-on-year changes in debt / equity ratio ranging from 14.0% to 16.4%; (ii) terminal growth rate of 4.0% , according to long-term Brazilian inflation, projected by the Central Bank.

Fair Value of Restructured Senior Notes
New I Common Shares	10,070,116
Delivery of treasury shares	773,072
Subscription Warrants	770,792

11,613,980

In July 2018, the related new shares and treasury shares were delivered to the holders of Qualified Senior Notes, as provided for in the JRP.

(b)	Treasury shares

Delivery of treasury shares

On July 27, 2018, the Company delivered 116,251,405 common shares, previously held by PTIF, to the Qualified Bondholders, as part of the restructuring of the qualified bonds (Note 1). The carrying amount of the derecognized treasury shares R$2,727,842, recognized as a contra entry to the capital reserve.

(c)	Other comprehensive income

The Company recognizes in this line item other comprehensive income, which includes actuarial gains and losses, foreign exchange differences arising on translating the net investment in foreign subsidiaries, and the tax effects related to these components, which are not recognized in the statement of profit or loss.

23.	PROVISION FOR PENSION PLAN

(a)	Pension funds

The Company and its subsidiaries sponsor retirement benefit plans for their employees, if they elect to be part of such plan. The table below shows the existing pension plans at December 31, 2018.

Benefit plans	Sponsors	Manager

TCSPREV	Oi, Oi Móvel and BrT Multimídia	FATL
BrTPREV (*)	Oi, Oi Móvel and BrT Multimídia	FATL
TelemarPrev	Oi, TMAR and Oi Móvel	FATL
PBS-Telemar	Telemar	FATL
PBS-TNCP	Oi Móvel	FATL
CELPREV	Oi Móvel	FATL
PAMEC	Oi	Oi
PBS-A	Telemar and Oi	Sistel
PAMA	Oi and Telemar	Sistel

(*)	Plan merged with into TCSPREV on November 30, 2018.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

Sistel – Fundação Sistel de Seguridade Social

FATL – Fundação Atlântico de Seguridade Social

For purposes of the pension plans described in this note, the Company can also be referred to as the “Sponsor”.

The sponsored plans are valued by independent actuaries at the end of the annual reporting period. For the year ended December 31, 2018, the actuarial valuations were performed by PREVUE Consultoria. The Bylaws provide for the approval of the supplementary pension plan policy, and the joint liability attributed to the defined benefit plans is governed by the agreements entered into with the pension fund entities, with the agreement of the National Pension Plan Authority (PREVIC), as regards the specific plans. PREVIC is the official agency that approves and oversees said plans.

The sponsored defined benefit plans are closed to new entrants because they are close-end pension funds. Participants’ and the sponsors’ contributions are defined in the funding plan.

Underfunded status

	2018	2017
Financial obligations - BrTPREV plan (i)	574,725
BrTPREV plan		629,120
PAMEC plan	4,397	3,300

Total unfunded status	579,122	632,420

Reclassification to liabilities subject to compromise (Note 29).		(560,046)

Total non-current	579,122	72,374

(i)

Represented by the financial obligations agreement, entered into by the Company and Fundação Atlântico intended for the payment of the mathematical provision without coverage by the plan’s assets. This obligation represents the commitment under the terms of the JRP.

Overfunded status

	2018	2017
TCSPREV plan	364,552	1,329,931
TelemarPrev plan	343,286	317,500
PBS – Telemar plan	50,869	53,041

Total	758,707	1,700,472

Current	4,880	1,080
Non-current	753,827	1,699,392

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

Characteristics of the sponsored pension plans

1)	FATL

FATL, close-end, multiple sponsor, multiple plan pension fund, is a nonprofit, private pension-related entity, with financial and administrative independence, headquartered in Rio de Janeiro, State of Rio de Janeiro, engaged in the management and administration of pension benefit plans for the employees of its sponsors.

Plans

(i)	TCSPREV and BRTPREV (Plan merged with into TCSPREV on November 30, 2018)

Variable contribution pension Benefit Plan, closed to new entrants, enrolled with the CNPB under No. 2000.0028-38.

On November 30, 2018, date of the actual merger, TCSPREV Benefits Plan merged the BrTPREV Benefits Plan (CNPB No. 2002,0017-74) to become the full successor of these Plan’s rights and obligations, assuming all its assets and liabilities. This merger was approved by PREVIC Administrative Rule 995, of October 24, 2018, published on Federal Official Gazette No. 208 of October 29, 2018.

With the recognition and registration of the merger, the Participants and Beneficiaries linked to BrTPREV automatically became Participants and Beneficiaries TCSPREV, in accordance with the categories of Beneficiaries existing on the day prior to the merger date.

The monthly, mandatory Basic Contribution of the Active Participants of the TCSPREV and BrTPREV (merged plan) groups corresponds to the outcome obtained by applying a percentage that may range from 3% to 8% on the Contribution Salary (PS), pursuant to the age and option of each Participant. The Plan’s Charter provides for contribution parity by the Participants and the Sponsors.

The monthly Contribution of the Fundador/Alternativo Plan Participants, previously merged with and into BrTPREV, corresponds to the sum of: (i) 3% charged on the Contribution Salary; (ii) 2% charged on the Contribution Salary that exceeds half of the highest Official Pension Scheme Contribution Salary, and (iii) 6.3% charged on the Contribution Salary that that exceeds the highest Official Pension Scheme Contribution Salary. The Plan’s Charter provides for contribution parity by the Participants and the Sponsors.

In accordance with regulatory criteria, the Sponsors’ contributions, related to TCSPREV and BrTPREV Participants are automatically cancelled on the month subsequent to the month when the same Participant reaches the age of 60 years old, 10 years of Credited Services, and 10 years of Plan membership.

For participants who migrated from the PBS-TCS Plan to the TCSPREV Plan, the Sponsors’ contributions are cancelled on the month subsequent to the month when a Participant reaches the age of 57 years old, 10 years of uninterrupted membership of PBS-TCS and the TCSPREV Plan, 10 years of Credited Services at the Sponsor, and 35 years of registration with the official Social Security scheme.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

The TCSPREV and BrTPREV Participant’s Voluntary Contribution corresponds to the product obtained, in whole numbers, by applying a percentage of up 22%, elected by the Participant, to the Participation Salary.

The Sporadic Contribution is optional and both its amount and frequency are freely chosen by the Participant, as defined by the TCSPREV or BrTPREV Plan, provided it is not lower than one (1) UPTCS (TCSPREV Pension Unit) or one (1) UPBrT (BrT’s Pension Unit), respectively. The Sponsor does not make any counterpart contribution to the Participant’s Voluntary or Sporadic contribution.

The plan is funded under the capital formation approach.

(ii)	PBS-Telemar

Defined contribution pension Benefit Plan, closed to new entrants, enrolled with the CNPB under No. 2000.0015-56.

The contributions from Active Participants of the PBS-Telemar Benefit Plan correspond to the sum of: (i) 0.5% to 1.5% of the Contribution Salary (according to the participant’s age on enrollment date); (ii) 1% of Contribution Salary that exceeds half of one Standard Unit; and (iii) 11% of the Contribution Salary that exceeds one Standard Unit. The Sponsors’ contributions are equivalent to 8% of the payroll of active participants of the plan. The plan is funded under the capital formation approach.

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

The Plan’s Charter requires the parity between participants’ and sponsors’ contributions, up to the limit of 8% of the Contribution Salary, even though a sponsor is not required to match Extraordinary Contributions made by participants. The plan is funded under the capital formation approach.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

(iv)	PBS-TNC

Defined contribution pension Benefit Plan, closed to new entrants, enrolled with the CNPB under No. 2000.0013-19.

The contributions from Active Participants of the PBS-TNC Benefit Plan correspond to the sum of: (i) 0.28% to 0.85% of the Contribution Salary (according to the participant’s age on enrollment date); (ii) 0.57% of Contribution Salary that exceeds half of one Standard Unit; and (iii) 6.25% of the Contribution Salary that exceeds one Standard Unit. The Sponsors’ contributions are equivalent to a percentage of the payroll of the employees who are Active Plan Participants, as set on an annual basis in the Costing Plan.

The contribution of the Current Beneficiaries (only those who receive a retirement allowance) is equivalent to a percentage to be set on an annual basis in the Costing Plan, applied on the overall benefit, limited to the amount of the allowance.

The plan is funded under the capital formation approach.

(v)	CELPREV

Defined Contribution Pension Benefit Plan, enrolled with the CNPB under No. 2004.0009-29.

On January 12, 2018, pursuant to Administrative Rule 22, published on the Federal Official Gazette of January 16, 2018, PREVIC approved the new text of the Plan’s Charter, which closes the number of CELPREV participants and prevents new entrants.

The Participant’s Basic Regular Contribution corresponds to the product obtained by applying a percentage, 0%, 0.5%, 1%, 1.5% or 2%, depending on each participant’s option, to his or her Contribution Salary (SP). The Sponsors contribute with an amount equivalent to such contribution, less the monthly, mandatory contribution of each Sponsor required to fund risk costs (Sick Pay Benefit).

The Additional Regular Contribution corresponds The Participant’s Basic Regular Contribution corresponds to the product obtained by applying a percentage ranging from 0% to 6%, in multiples of 0.5%, as elected by each participant, on the Contribution Salary exceeding 10 Plan Benchmark Units (URPs). The Sponsors contribute with an equivalent amount.

The Participant’s Voluntary Contribution corresponds to a whole number percentage, freely elected by each participant, applied on the Contribution Salary. The Sponsor does not make any counterpart contribution to this contribution.

The Sponsor’s Nonrecurring Contribution is voluntarily and corresponds to applying a percentage ranging from 50% to 150% of the aggregate Basic Regular and Additional Regular Contributions of the Sponsor, pursuant to consistent, non-discriminatory criteria, made with the frequency set by the Sponsor.

The Sponsor’s Special Contribution is specific for new Plan members who have joined the plan within 90 days starting March 18, 2004.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

The Sponsor’s monthly, mandatory Risk Contribution, required to fund the Sick Pay Benefit, corresponds to percentage of Non-migrating Participants’ Contribution Salary payroll.

The plan is funded under the capital formation approach.

2)	SISTEL

SISTEL is a nonprofit, private welfare and pension entity, established in November 1977, which is engaged in creating and operating private plans to grant benefits in the form of lump sums or annuities, supplementary or similar to the government retirement pensions, to the employees and their families who are linked to SISTEL’s sponsors.

Plans

(i)	PBS-A

Multiemployer pension plan jointly sponsored with other sponsors associated to the provision of telecommunications services and offered to participants who held the status of beneficiaries on January 1, 2000.

Contributions to the PBS-A are contingent on the determination of an accumulated deficit and the Company is jointly and severally liable, along with other fixed-line telecommunications companies, for 100% of any insufficiency in payments owed to members of the PBS-A plan. As of December 31, 2018, the PBS-A plan had a surplus of R$2,505,063. No contributions were required in 2018, 2017 and 2016.

(ii)	PAMA

PAMA is a multiemployer healthcare plan for retired employees aimed at providing medical care to beneficiaries, with copayments by and contributions from the latter. The PAMA plan has been closed to new members since February 2000, other than new beneficiaries of current members and employees that are covered by the PBS-A plan who have not yet elected to join the PAMA plan. In December 2003, the Company began sponsoring the PCE –Special Coverage Plan, or the PCE plan, a health-care plan managed by Sistel. The PCE plan is open to employees that are covered by the PAMA plan. From February to July 2004, December 2005 to April 2006, June to September 2008, July 2009 to February 2010, March to November 2010, February 2011 to March 2012 and March 2012 until today, the Company offered incentives to its employees to migrate from the PAMA plan to the PCE plan.

In October 2015, in compliance with a court order, Sistel transferred the surpluses of the PBS-A benefits plan, amounting to R$3,042 million, to ensure the solvency of the plan PAMA. Of the total amount transferred, R$2,127 million is related to the plans sponsored by the Company, apportioned proportionally to the obligations of the defined benefit plan.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

As of December 31, 2018, the PAMA plan had a surplus of R$21,542. No significant contribution in 2018, 2017 and 2016.

3)	PAMEC-BrT - Assistance plan managed by the Company

Healthcare plan intended to provide medical care to the retirees and survivor pensioners linked to the TCSPREV Benefit Plan. This Benefit Plan is managed by FATL.

The contributions for PAMEC-BrT were fully paid in July 1998, through a single appropriation. However, as this plan is now administrated by the Company, after the transfer of management by Fundação 14 in November 2007, there are no assets recognized to cover current expenses, and the actuarial obligation is fully recognized in the Company’s liabilities.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

Funded Status

Changes in the actuarial obligations, fair value of assets and amounts recognized in the balance sheet

	2018					2017
	TCSPREV	BrTPREV	TelemarPrev	PBS-Telemar	PAMEC	TCSPREV	BrTPREV	TelemarPrev	PBS-Telemar	PAMEC
Projected benefit obligation at the beginning of the year	625,266	2,524,729	3,825,053	307,659	3,300	572,477	2,306,858	3,491,343	286,159	3,276
Service cost	196	74	1,870	41	—	457	102	1,545	33	—
Interest cost	78,223	218,104	362,886	29,113	317	64,927	260,650	397,842	32,488	378
Benefits paid	(61,605)	(177,215)	(272,271)	(23,441)	(688)	(54,979)	(205,879)	(263,493)	(23,158)	(122)
Participan’s contributions	2	12	—	34	—	—	—	—	41	—
Changes in actuarial assumptions	(12,212)	60,942	247,746	14,723	1,468	42,384	162,980	197,816	12,096	(232)
Merger plans	2,626,646	(2,626,646)

Projected benefit obligation at the end of the year	3,256,516	—	4,165,284	328,129	4,397	625,266	2,524,711	3,825,053	307,659	3,300

	2018					2017
	TCSPREV	BrTPREV	TelemarPrev	PBS-Telemar	PAMEC	TCSPREV	BrTPREV	TelemarPrev	PBS-Telemar	PAMEC
Fair value of plan assets at the beginning of the year	1,953,967	1,895,608	4,142,553	360,700	—	1,845,367	1,806,042	3,853,595	314,203
Actual return on plan assets	(187,708)	197,994	638,288	41,639	—	163,580	295,413	552,451	69,540
Company’s contributions	2	11	—	66	688	—	15		73	122
Participan’s contributions	2	12	—	34	—	—	—		41
Benefits paid	(61,605)	(177,215)	(272,271)	(23,441)	(688)	(54,979)	(205,879)	(263,493)	(23,158)	(122)
Merger plans	1,916,410	(1,916,410)

Fair value of plan assets at the end of the year	3,621,068	—	4,508,570	379,998	—	1,953,967	1,895,591	4,142,553	360,700

			2018			2017
	TCSPREV	BrTPREV	TelemarPrev	PBS-Telemar	PAMEC	TCSPREV	BrTPREV	TelemarPrev	PBS-Telemar	PAMEC
Underfunded (overfunded) status of plan	(364,552)	—	(343,286)	(50,869)	4,397	(1,328,701)	629,120	(317,500)	(53,041)	3,300

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

Net periodic defined benefit pension cost for the years ended December 31, 2018, 2017 and 2016 includes the following:

	2018
	TCSPREV	BrTPREV	TelemarPrev	PBS-Telemar
Net service cost	196	74	1,870	41
Interest cost	78,222	218,104	362,887	29,114
Expected return on plan assets	(195,301)	(161,415)	(394,097)	(34,332)
Amortization of net actuarial losses (gains)			32,823
Amortization of prior year service costs (gains)	(5,636)	1,552

Net periodic pension cost (benefit)	(122,519)	58,315	3,483	(5,177)

	2017
	TCSPREV	BrTPREV	TelemarPrev	PBS-Telemar
Net service cost	457	102	1,545	32
Interest cost	64,927	260,650	397,842	32.488
Expected return on plan assets	(220,246)	(210,579)	(440,696)	(35,817)
Amortization of net actuarial losses (gains)			16,482
Amortization of prior year service costs (gains)	(5,636)	1,552

Net periodic pension cost (benefit)	(160,498)	51,724	(24,828)	(3,297)

	2016
	TCSPREV	BrTPREV	TelemarPrev	PBS-Telemar	PAMEC
Net service cost	551	138	2,042	24
Interest cost	62,214	249,319	350,701	30,475	330
Expected return on plan assets	(193,747)	(206,407)	(413,965)	(34,872)
Amortization of net actuarial losses (gains)			4,380
Amortization of prior year service costs (gains)	(5,636)	1,552
Amortization of initial transition obligation			(1,051)

Net periodic pension cost (benefit)	(136,618)	44,603	(57,894)	(4,373)	330

The net periodic pension cost expected to be recognized in 2019 are as follows:

	2019
	TCSPREV	TelemarPrev	PBS-Telemar	PAMEC
Net service cost	265		1,484	32
Interest cost	287,492	464	370,526	29,117
Expected return on plan assets	(271,132)		(388,996)	(33,471)
Amortization of net actuarial losses (gains)			23,466
Amortization of prior year service costs (gains)	46,728

Net periodic pension cost (benefit)	63,353	464	6,480	(4,322)

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

The following actuarial assumptions were used to determine the actuarial present value of the Company’s projected benefit obligation:

	2018
		BrTPREV	TelemarPrev
		and	and
	TCSPREV	PAMEC	PBS-Telemar
Discount rate for determining projected benefit obligations	9.20%	9.20%	9.20%
Expected long-term rate of return on plan assets	9.20%	9.20%	9.20%
Annual salary increases	By Sponsor	By Sponsor	By Sponsor
Rate of compensation increase	4,00%	4,00%	4,00%
Inflation rate assumption used in the above	4,00%	4,00%	4,00%

	2017
		BrTPREV	TelemarPrev
		and	and
	TCSPREV	PAMEC	PBS-Telemar
Discount rate for determining projected benefit obligations	9.83%	9.83%	9.83%
Expected long-term rate of return on plan assets	9.83%	9.83%	9.83%
Annual salary increases	By Sponsor	By Sponsor	By Sponsor
Rate of compensation increase	4,30%	4,30%	4,30%
Inflation rate assumption used in the above	4,30%	4,30%	4,30%

Investment policy of the plans

The investment policies and strategies for the two single-employer benefit pension plans PBS-Telemar and TelemarPrev are subject to Resolution N° 3,121 of the National Monetary Council, which establishes investment guidelines.

TelemarPrev is a defined contribution plan with individual capitalization. Management allocates the investments in order to conciliate the expectations of the sponsors, active and assisted participants. The assets on December 31, 2018 consists mainly of the following portfolio: 93% in debt securities, 4% in equity of Brazilian companies and 3% in real estate and other assets.

PBS-Telemar plan is closed for new participants and the vast majority of the current participants are receiving their benefits. The mathematical reserves are readjusted annually considering an interest rate of 6% per annum over the variation of the National Consumer Price Index (“INPC”). Therefore, management’s strategy is to guarantee resources that exceed this readjustment. Management also prepares a long-term cash-flow to match assets and liabilities. Therefore, debt securities investments are preferred when choosing the allocation of its assets, representing 90% of the portfolio in December 31, 2018.

The investment policies and strategies for TCSPREV and PAMEC, which is approved annually by the pension fund’s board states that the investment decisions should consider: (i) capital preservation; (ii) diversification; (iii) risk tolerance; (iv) expected returns versus benefit plan’s interest rates; (v) compatibility between investments liquidity and pensions’ cash flows and (vi) reasonable costs. It also defines volume ranges for the different types of investment allowed for pension funds, which are: domestic fixed income, domestic equity, loans to pension fund’s members and real estate. In the fixed income portfolio, only low credit risk securities are allowed.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

Derivative instruments are only permitted for hedging purposes. Loans are restricted to certain credit limits. Tactical allocation is decided by the investment committee, consisted of the pension fund’s officers, investment manager and one member designated by the Board. Execution is performed by the Finance Department.

The average ceilings set for the different types of investment permitted for pension funds are as follows:

ASSET SEGMENT	TCSPREV	BrTPREV	PBS-Telemar	TelemarPrev
Fixed income	100.00%	100.00%	100.00%	100.00%
Variable income	17.00%	17.00%	17.00%	17.00%
Structured investments	20.00%	20.00%	20.00%	20.00%
Investments abroad	5.00%	5.00%	2.00%	5.00%
Real estate	8.00%	8.00%	8.00%	8.00%
Loans to participants	15.00%	15.00%	15.00%	15.00%

The allocation of plan assets at December 31, 2018 is as follows:

ASSET SEGMENT	TCSPREV	PBS- Telemar	TelemarPrev
Fixed income	86.17%	90.48%	92.51%
Variable income	2.90%	1.30%	1.61%
Equity securities	9.23%	6.65%	4.21%
Real estate	0.43%	0.38%	0.67%
Investments abroad	0.85%	0.92%	0.79%
Loans to participants	0.42%	0.26%	0.21%
Total	100.00%	100.00%	100.00%

Expected contribution and benefits

The estimated benefit payments, which reflect future services, as appropriate, are expected to be paid as follows (unaudited):

	TCSPREV	PBS-Telemar	TelemarPrev
2019	263,210	23,288	275,663
2020	259,437	24,127	283,101
2021	266,985	24,964	294,351
2022	274,169	25,811	305,905
2023	281,150	26,688	317,588
2024 until 2028	1,501,637	145,953	1,773,564

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

(b)	Employee profit sharing

In the year ended December 31, 2018, 2017 and 2016 the Company and its subsidiaries recognized provisions for employee profit sharing based on individual and corporate goal attainment estimates totaling R$265,753, R$309,744 and R$74,211, respectively.

(c)	Share-based compensation

The Long-term Incentive Program (2015-2017), approved by the Company’s Board of Directors on March 13, 2015, sought a greater alignment with the Company’s management cycle and business priorities. The Program consisted of the payment of gross cash reward, in accordance with the Laws and Regulations, as a result of the compliance with the goals set for 2015-2017. The gross cash reward is benchmarked to the quotation of Company shares. The beneficiaries are not entitled to receiving Company shares since the Program does not provide for the transfer of shares to its beneficiaries.

The last installment of this program, referring to 2017, was paid in January 2018.

24.	SEGMENT INFORMATION

The Company’s management uses operating segment information for decision-making. The Company identified only one operating segment that corresponds to the telecommunications business in Brazil.

In addition to the telecommunications business in Brazil, the Company conducts other businesses that individually or in aggregate do not meet any of the quantitative indicators that would require their disclosure as reportable business segments. These businesses refer, basically, to the following companies: Companhia Santomense de Telecomunicações, Listas Telefónicas de Moçambique, ELTA – Empresa de Listas Telefónicas de Angola, and Timor Telecom, which provide fixed and mobile telecommunications services and publish telephone directories, and which have been consolidated since May 2014.

The revenue generation is assessed by the Management based on a view segmented by customer, into the following categories:

•	Residential Services, focused on the sale of fixed telephony services, including voice services, data communication services (broadband), and pay TV;

•	Personal Mobility, focused on the sale of mobile telephony services to subscription and prepaid customers, and mobile broadband customers; and

•	SMEs/Corporate, which includes corporate solutions offered to small, medium-sized, and large corporate customers.

No single customer represent more than 10% of revenues neither 10% of receivables,

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

Telecommunications in Brazil

In preparing the financial information for this reportable segment, the transactions between the companies included in the segment have been eliminated. The financial information of this reportable segment for the years ended December 31, 2018, 2017 and 2016 is as follows:

	2018	2017	2016
Residential	8,401,599	9,170,835	9,376,266
Personal mobility	7,250,462	7,644,515	7,848,610
SMEs/Corporate	5,980,807	6,485,898	7,606,598
Other services and businesses	226,985	255,692	332,078

Net operating revenue	21,859,853	23,556,940	25,163,552

Operating expenses
Depreciation and amortization	(5,881,861)	(5,803,487)	(6,128,402)
Interconnection	(653,867)	(771,212)	(1,141,786)
Personnel	(2,554,375)	(2,749,038)	(2,750,323)
Third-party services	(5,833,570)	(6,149,189)	(6,243,623)
Network maintenance services	(1,102,809)	(1,235,760)	(1,501,701)
Handset and other costs	(185,436)	(214,102)	(252,265)
Advertising and publicity	(379,676)	(410,495)	(427,463)
Rentals and Insurance	(4,335,892)	(4,152,521)	(4,284,672)
Provisions/reversals	(89,631)	(143,517)	(1,056,436)
Allowance for doubtful accounts	(1,062,712)	(740,575)	(622,527)
Impairment losses			(225,512)
Taxes and other expenses	(201,296)	(277,372)	(399,123)
Other operating income (expenses), net	(17,610)	(1,234,477)	(132,211)

OPERATING INCOME (LOSS) BEFORE FINANCIAL INCOME (EXPENSES) AND TAXES	(438,882)	(324,805)	(2,492)

Reorganization items, net	31,580,541	(2,371,919)	(9,005,998)

FINANCIAL INCOME (EXPENSES)
Financial income	1,042,865	1,331,699	944,611
Financial expenses	(5,068,382)	(2,075,430)	(4,539,997)

PRETAX INCOME	27,116,142	(3,440,455)	(12,603,876)

Income tax and social contribution	429,495	(1,498,216)	(87,379)

INCOME (LOSS) FROM CONTINUING OPERATIONS	27,545,637	(4,938,671)	(12,691,255)

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

Reconciliation of revenue and income (loss) and information per geographic market

In the years ended December 31, 2018, 2017 and 2016, the reconciliation of the revenue of the segment Telecommunications in Brazil and total consolidated revenue is as follows:

	2018	2017	2016
Net operating revenue
Revenue related to the reportable segment	21,859,853	23,556,940	25,163,552
Revenue related to other businesses	200,161	232,714	832,871

Consolidated net operating revenue	22,060,014	23,789,654	25,996,423

In the years ended December 31, 2018, 2017 and 2016, the reconciliation between the profit (loss) before taxes of the segment telecommunications in Brazil and the consolidated profit (loss) before taxes is as follows:

	2018	2017	2016
Profit (loss) before taxes
Telecommunications in Brazil	27,116,142	(3,440,455)	(12,603,876)
Other businesses	(69,444)	(938,193)	(830,753)

Consolidated income before taxes	27,046,698	(4,378,648)	(13,434,629)

Total assets, liabilities and property, plant and equipment and intangible assets per geographic market at December 31, 2018 and 2017 are as follows:

	2018
	Total assets	Total liabilities	Property, plant and equipment assets	Intangible assets	Capital expenditures on property, plant and equipment and intangible assets
Brazil	62,324,414	42,015,131	28,360,030	7,977,841	5,211,774
Other, primarily Africa	4,923,187	526,870	108,768	47,601	34,467

	2017
	Total assets	Total liabilities	Property, plant and equipment assets	Intangible assets	Capital expenditures on property, plant and equipment and intangible assets
Brazil	66,311,553	80,316,703	26,934,278	9,206,776	4,258,545
Other, primarily Africa	4,675,216	354,127	149,176	48,063	57,947

No single customer accounts for more than 10% of consolidated revenue.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

25.	RELATED-PARTY TRANSACTIONS

Transactions with joint venture, associates, and unconsolidated entities

	2018	2017
Accounts receivable and other assets	6,359	5,929

Other entities	6,359	5,929

	2018	2017
Accounts payable and other liabilities	74,210	67,654

Hispamar	66,704	62,094
Other entities	7,506	5,560

	2018	2017
Revenue
Revenue from services rendered	347	119

Other entities	347	119

Financial income	430

Other entities	430

	2018	2017
Costs/expenses
Operating costs and expenses	(236,087)	(215,079)

Hispamar	(207,271)	(185,223)
Other entities	(28,816)	(29,856)

Financial expenses	(167)

Hispamar	(158)
Other entities	(9)

The balances and transactions with jointly controlled entities, associates, and unconsolidated entities result from business transactions carried out in the normal course of operations, namely the provision of telecommunications services by the Company to these entities and the acquisition of these entities’ contents and the lease of their infrastructure.

Compensation of key management personnel

As at December 31, 2018, the compensation of the officers responsible for the planning, management and control of the Company’s activities, including the compensation of the directors and executive officers, totaled R$81,244 (R$49,688 in 2016). The ratification of the JRP by the Court, after its voting and approval by the creditors at the General Creditors’ Meeting entailed the payment special, one-off, nonrecurring compensation to the statutory executive committee, of up to R$15.5 million, net of taxes and charges, as established in the agreements entered into with the executive officers and previously approved by the Company’s Board of Directors.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

26.	HELD-FOR-SALE ASSETS

Approval of preparatory actions for the sale of Africatel

At the Board of Directors’ meeting held on September 16, 2014, Oi’s management was authorized to take all the necessary actions to divest Oi’s stake in Africatel, representing at the time 75% of Africatel’s share capital, and/or dispose of its assets.

On February 27, 2019, the Company was notified of the final decision issued by the Arbitration Court under the arbitration proceeding filed against the other Unitel shareholders. The Arbitration Court judged that the other Unitel shareholders had violated several provisions of Unitel’s Shareholders’ Agreement, which resulted in a significant decrease of PT Ventures’ stake in Unitel. The Court also judged that the other Unitel shareholders failed to ensure, after November 2012, that PT Ventures received the same amount of foreign currency-denominated dividends as the other foreign Unitel shareholder.

As a result, the Court sentenced the other Unitel shareholders to paid to PT Ventures, jointly and severally, US$339.4 million plus interest (calculated as from February 20, 2019 and equivalent to the 12 months US dollar LIBOR plus two percentage points), corresponding to the loss of the equity interest amount of PT Ventures, and US$314.8 million plus interest (simple interest of 7% as from the different dates when such amounts should have been received) related to dividends not received plus the net reimbursement of the proceeding’s costs of approximately US$12 million. The Court overruled all the retrial requests filed by the other Unitel shareholders.

The decision results in a reaffirmation of PT Ventures’ rights as shareholder of 25% Unitel’s capital, as prescribed by the Shareholders’ Agreement. PT Ventures retains all its rights provided for in the Shareholders’ Agreement, including the right to appoint the majority of Unitel’s Board of Directors’ members and the right to receive Unitel’s past and future dividends.

The group of assets and liabilities of the African operations are stated at the lower of their carrying amounts and their fair values less costs to sell, and are consolidated in the statement of profit or loss since May 5, 2014.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

The main components of the assets held sale and liabilities associated to assets held for sale of the African operations are as follows:

	2018	2017
Held-for-sale assets	4,923,187	4,675,216

Cash, cash equivalents and short-term investments	82,639	156,128
Accounts receivable	108,343	123,109
Dividends receivable (i)	2,566,935	2,012,146
Held-for-sale financial asset (ii)	1,843,778	1,965,972
Other assets	145,709	123,865
Deferred Income Tax		54,540
Investments	19,414	42,217
Property, plant and equipment	108,768	149,176
Intangible assets	47,601	48,063

Liabilities directly associated to assets held for sale	526,871	354,127

Borrowings and financing	188	260

Trade payables	52,064	34,407
Provisions for pension plans		366
Other liabilities	474,619	319,094

Non-controlling interests (iii)	243,490	293,456

Total held for sale assets, net of the corresponding liabilities	4,152,826	4,027,633

(i)

This caption refers to the estimated recoverable amount of dividends and correspondent interests receivable from Unitel. As of December 31, 2018 gross amount of unpaid dividends by Unitel to PT Ventures totaled US$821 million and refers to the distribution of accumulated earnings in 2009 and the distribution of profits for fiscal years 2011, 2012, 2013, 2014 and 2017. In order to estimate the present value of the recoverable amount of unpaid dividends the Company takes into account (1) its legal advisors’ opinion regarding the outcome of the law suits filed in a Angolan’s Court and Paris’ ICC to collect this amounts from Unitel, (2) the liquidity position of Unitel as of December 31, 2017, (3) the decision of Unitel to accrue interests on the delayed payments and (4) a weight average cost of capital and an interest rate for accrual of interests;

(ii)

Refers mainly to the fair value of the indirect interest financial investment of 25% of Unitel’s share capital, classified as held for sale. As at December 31, 2018 the estimated fair value of the investment in Unitel was R$1,760 million (R$1,920 million at December 31, 2017). The fair value of this investment is computed by the Company using a discounted cash-flow methodology, which includes (1) cash flows forecasts for a seven-year period, (2) a 1.5% growth rate to extrapolate the cash flows projections (1.5% in 2017), (3) exchange rate forecasts of Angolan Kwanza and (4) a weight average cost of capital of 17.6% (17.1% in 2017), which was computed based on financial market information and on the assessment of the management regarding the business environment and relationship with the others shareholders and Unitel itself. The Company monitors and periodically updates the main assumptions used in the fair value measurement considering the changes occurred in financial market conditions and the impacts of news events related to the investment, notably the lawsuits filed against Unitel and its shareholders in Angolan Courts and ICC Paris.

(iii)

Represented mainly by the Samba Luxco’s 14% stake in Africatel and, consequently, in its net assets. In the first quarter of 2017, the transactions provided for in the contractual instruments entered into with Samba Luxco, which reduced its stake in Africatel, while Africatel transferred to Samba Luxco its entire stake in MTC.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

In December 2018, annual impairment tests were conducted based on the internal valuation made, including cash flows forecasts for a five-year period, the choice of a growth rate to extrapolate the cash flows projections, and definition of an appropriate discount rate, calculated based on the weight average cost of capital of from 15.3% to 21.2%, taking into consideration Africans business environment.

27.	OTHER INFORMATION

In December 2018, we became aware that the Penalty Proceedings Authority and CVM’s Specialized Federal Attorney had issued Punitive Administrative Proceedings Reports proposing that certain executives, directors, and shareholders be held accountable for the alleged violations of the Brazilian Corporate Law (Law 6404/1976) in connection with the facts related to the restructuring between Oi and Pharol (former Portugal Telecom) announced in October 2013 and the public offer for distribution of Oi shares completed in May 2014.

The Company is not a party to these proceedings. As for the mentioned executives, if they are considered accountable in these Punitive Administrative Proceedings, they will be subject to a penalty that can range from a warning to interdiction, for a period of up to 20 years, to act as member of a board of directors or executive committee of publicly-held corporations in Brazil.

28.	REORGANIZATION ITEMS, NET

Transactions and events directly associated with the reorganization are required, under the guidance of ASC 852 Reorganizations, to be separately disclosed and distinguished from those of the ongoing operations of the business. The Company used the classification “Reorganization items, net” on the consolidated statements of operations to reflect expenses, gains and losses that are the direct result of the reorganization of its business.

	2018	2017	2016
Gain on restructuring of Qualified Bonds	12,881,478
Adjustment to present value – Borrowings and financing	13,928,661
Adjustment to present value – Anatel (AGU) and other payables	5,577,234
Anatel provision for contingencies		(1,568,798)	(6,604,718)
Other provision for contingencies (a)	(347,437)	(1,146,458)	(2,349,898)
Income from short-term investments	174,281	713,276	201,533
Professional fees (b)	(633,676)	(369,938)	(252,915)

Total reorganization items, net	31,580,541	(2,371,918)	(9,005,998)

(a)	These amounts are the result of the adjustment to record contingent liabilities to their allowed claim amount, which is difference than their carrying amount prior to the JR Proceedings.
(b)

During the year ended December 31, 2018, 2017 and 2016 the Company incurred in R$634 million, R$370 million and R$253 million related to professional advisors who are assisting with the bankruptcy process, respectively.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

29.	LIABILITIES SUBJECT TO COMPROMISE

As a result of the judicial reorganization proceedings in Brazil and other international jurisdictions (which are considered to be similar in all substantive respects to Chapter 11) prepetition liabilities, as shown below were classified as subject to compromise based on the assessment of these obligations following the guidance of ASC 852 Reorganizations. Prepetition liabilities subject to compromise are required to be reported at the amount expected to be allowed as a claim by the Judicial Reorganization Court, regardless of whether they may be settled for lesser amounts and remain subject to future adjustments based on negotiated settlements with claimants, actions of the Judicial Reorganization Court, rejection of executory contracts, proofs of claims or other events. The following table reflects prepetition liabilities subject to compromise as at December 31, 2018 and 2017:

	2018	2017
Borrowings and financing	—	49,129,546
Derivative financial instrument	—	104,694
Trade payables	—	2,139,312
Provision for civil contingencies - Anatel	—	9,333,795
Provision for pension plan	—	560,046
Other	—	43,334
Provision for labor contingencies	—	899,226
Provision for civil - other claims	—	2,929,275

Liabilities subject to compromise (*)	—	65,139,228

(*)

The total amount of prepetition liabilities subjected to compromise differs from the R$63,960,008 amount of the Creditors List prepared by the Company and filed on May 29, 2017. Per ASC 852, prepetition liabilities subject to compromise included the best estimate, as per the criteria set forth in ASC 450, of contingencies/claims subject to compromise and that in accordance with the Brazilian Law were not included in the Creditor’s List.

Recognition of the effects of the ratification of the Judicial Reorganization Plan

As a result of the approval of JRP at the GCM meeting held on December 19 and 20, 2017 and its subsequent ratification by the Judicial Reorganization Court on January 8, 2018, and published on the Official Gazette on February 5, 2018, the Company’s management, based on the terms and conditions of the JRP, recorded the effects caused by the restructuring/novation of the prepetition liabilities subject to the Judicial Reorganization in the consolidated financial statements for year ended December 31, 2018.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

The movements in the restructured prepetition liabilities and the accounting adjustments made for initial recognition of the terms and conditions set forth by the approved and ratified JRP, including the effects on the fair value of these liabilities pursuant to the criteria of ASC 820, and applicable GAAP, are as follow:

	12/31/2017	Reclassifications	Mediations and other	Haircut (i)	Equity (ii)	Present value (iii)	Financial charges (iv)	12/31/2018
Liabilities subject to compromise
Bondholders	32,314,638	(32,314,638)	—	—	—	—	—	—
BNDES	3,326,952	(3,326,952)	—	—	—	—	—	—
Other Borrowings and financing	13,487,957	(13,487,957)	—	—	—	—	—	—
Derivative financial instrument	104,694	(104,694)	—	—	—	—	—	—
Trade payables	2,139,312	(2,139,312)	—	—	—	—	—	—
Provision for civil contingencies - Anatel	9,333,795	(9,333,795)	—	—	—	—	—	—
Provision for pension plan	560,046	(560,046)	—	—	—	—	—	—
Other	43,333	(43,333)	—	—	—	—	—	—
Provision for labor contingencies	899,226	(1,036,172)	136,946	—	—	—	—	—
Provision for civil - other claims	2,929,275	(2,218,538)	(710,737)	—	—	—	—	—

Total - Liabilities subject to compromise	65,139,228	(64,565,437)	(573,791)	—	—	—	—	—

Bondholders	—	32,314,638	(161,600)	(11,054,800)	(11,613,980)	(4,807,262)	2,035,699	6,712,695
BNDES – Borrowings and financing	—	3,326,952	—	—	—	—	289,122	3,616,074
Other Borrowings and financing	—	13,592,651	50,375	—	—	(9,121,399)	1,599,510	6,121,137
Anatel (AGU) and other trade payables	—	10,588,661	445,077	(1,826,678)	—	(5,577,234)	164,784	3,794,610
Provision for labor, civil and Anatel contingencies	—	4,182,489	56,975	—	—	—	149,173	4,388,637
Provision for pension plan	—	560,046	—	—	—	—	14,679	574,725

Total - Liabilities not subject to compromise	—	64,565,437	390,827	(12,881,478)	(11,613,980)	(19,505,895)	4,252,967	25,207,878

(i)	Represent gains on restructuring of borrowings and financings, trade payables owing to ANATEL-AGU and other trade payables, as a result of the JR Proceedings.
(ii)	Represent the fair value of shares issued in partial settlement of the Senior Notes (Note 22).
(iii)

The financial liabilities have been adjusted to present value according to the criteria of ASC 852 as of the time at which it has reclassified each of the financial liabilities that were legally affected by the JRP from liabilities subject to compromise to borrowings and financings or trade payables. It was calculated taking into consideration the contractual flows provided for in the JRP, discounted using rates that range from 12.6% per year to 16.4% per year, depending on the maturities and currency of each instrument.

(iv)

Represent the contractual interest and foreign currency fluctuation calculated after completed the financial debt restructuring and other claims restructuring in the terms and conditions provided in the JRP.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

Under the Judicial Reorganization proceedings, claims are classified in one of four classes and the treatment of claims under the JRP is differentiated for each of these classes:

•	Class I – labor-related claims;

•	Class II – secured claims;

•	Class III – unsecured claims, statutorily or generally privileged claims, and subordinated claims; and

•	Class IV – claims held by “small companies” under Brazilian law.

30.	SUBSEQUENT EVENTS

Market arbitration chamber proceeding

On February 28, 2018, one of the Company’s shareholders, Bratel filed a petition with the Market Arbitration Chamber (Câmara de Arbitragem do Mercado) of B3 requesting an arbitration, alleging that certain provisions of the JRP, including the Capital Increase - Capitalization of Claims, the Capital Increase - New Funds and the changes to the Company’s corporate governance structure, should have been submitted to and approved by an extraordinary general shareholders’ meeting of the Company (“EGM”), which did not take place prior to the Judicial Ratification of the JRP by the RJ Court. On March 7, 2018, The Company filed a conflict of jurisdiction petition before the Second Section of the Superior Court of Justice, among other things, challenging the jurisdiction of the Market Arbitration Chamber to decide on matters pertaining to the JRP. On October 10, 2018, the Second Section of the Superior Court of Justice decided by majority vote that the Market Arbitration Chamber had jurisdiction to resolve disputes among the Company and its shareholders. On October 26, 2018, an emergency arbitrator (árbitro de apoio) appointed by the Market Arbitration Chamber, or the Emergency Arbitrator, issued an order suspending the authorization by the Company’s board of directors on that date of the capital increase, until the next decision to be rendered by the Emergency Arbitrator. On November 6, 2018, the Emergency Arbitrator overturned its prior decision to suspend the authorization of the capital increase, allowing the Company to continue to implement the capital increase.

On January 8, 2019, the Company and its subsidiaries Telemar and PT Participações and Pharol and its wholly-owned subsidiary Bratel entered into a settlement agreement for the termination of all court and off-court litigation involving the companies of both groups, in Brazil and abroad.

The terms and conditions of the settlement agreement, approved by both groups’ boards of directors, as summarized below:

I. Terms and conditions to be met by the Company:

a)	Payment of €25 million to Pharol;

b)	Delivery to Pharol of 33.8 million Company shares held in treasury;

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

c)	The Company shall assume all the costs on court guarantees related to Pharol’s lawsuits in Portugal, as per the assumed obligation;

d)

In the event of the sale of the Company’s stake in Unitel, the Company shall deposit in a Pharol guarantee account an amount to cover possible unfavorable outcome in tax contingencies the likelihood of which is probable, as per the assumed obligations.

II. Terms and conditions to be met by Pharol:

a)	Use of at least €25 million to make a subscription in the Company’s Capital Increase – New Funds, provided for in the Company’s JRP;

b)	Attend and vote yes in any general shareholders’ meeting of the Company held to approve or confirm any action or measure provided for in the JRP;

c)	Keep aligned with the Company and support the implementation of the Company’s JRP, as approved and ratified at all court levels;

d)

Authorize the use by the Company of any amount returned by Portugal’s Tax Authority beginning March 24, 2015 related to the cost of guarantees and tax contingencies for purposes of the provisions of Paragraph 1, “c” and “d”, above.

As at December 31, 2018, items a) and b) of the terms and conditions to be met by the Company were recognized in its liabilities, Provisions for civil contingencies, amounting to R$157,809, pursuant to ASC 855.

Completion of the JRP Stages

As Described in Note 1, on January 8, 2018, the Judicial Reorganization Court issued a decision that ratified the JRP and granted the judicial reorganization to the Oi Companies, which was published on February 5, 2018. On July 31, 2018, the restructuring of the financial debt, including the first capital increase provided for in the JRP (Capital Increase – Claim Capitalization) was completed with the implementation of the applicable terms and conditions, provided for in the JRP. On January 25, 2019 the Company completed the second capital increase provided for in the JRP (Capital Increase - New Funds), with the issue of 3,225,806,451 book-entry, registered common shares, without par value, including new common shares represented by ADSs, pursuant to the JRP and the subscription and commitment agreement entered into by the Company, its subsidiaries, and the Backstop Investors.

Capital increase

Exercise of subscription warrants and ADWs

On October 28, 2018, the Company commenced the issuance and delivery of all exercised warrants and ADWs to its holders. The process was concluded on January 4, 2019. All warrants that were not exercised on or prior to January 2, 2019 have been cancelled.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

Preferential offer and completion of the Capital Increase – New Funds, pursuant to the commitment agreement

As contemplated by Section 6 of the JRP, on November 13, 2018 the Company commenced a preemptive offering of common shares that was registered with the SEC under the Securities Act under which holders of common shares and preferred shares, including the ADS Depositary and The Bank of New York Mellon, as depositary of the Preferred ADS program, received transferable rights for each common share or preferred share held as of November 19, 2018.

The subscription rights expired on January 4, 2019. On January 16, 2019, the Company issued 1,530,457,356 common shares to holders of subscription rights that had exercised those subscription rights with respect to the initial common shares. On January 21, 2019, the Company issued 91,080,933 common shares to holders of subscription rights that had requested subscriptions for excess common shares. The proceeds of these subscriptions were R$2,011 million.

On January 25, 2019, the Company issued 1,604,268,162 common shares, representing the total number of common shares that were offered in the preemptive offering less the total number of initial common shares and excess common shares, to the Backstop Investors in a private placement under the terms of the commitment agreement for the aggregate amount of R$1,989 million. In addition, under the terms of the commitment agreement, on that date the Company issued 272,148,705 common shares in a private placement to the Backstop Investors and paid US$13 million to the Backstop Investors as compensation for their commitments under the commitment agreement.

Buyback of Oi preferred shares

At the meeting held in February 2019, the Board of Directors approved the buyback by Oi of up to 1,800,000 preferred shares in order to ensure the compliance with the obligation assumed by the Company to transfer own shares held in treasury to shareholder Bratel, wholly-owned subsidiary of Pharol, in the context of the agreement entered into by the two companies on January 8, 2019.

The acquisition was made by investing part of the balance available in the Company’s capital reserve, through transactions conducted on B3’s over-the-counter market in February 2019, with the intermediation of BTG Pactual Corretora de Títulos e Valores Mobiliários S.A.

Arbitration Decision – Unitel

On February 27, 2019, the Company was notified of the final decision issued by the Arbitration Court under the arbitration proceeding filed against the other Unitel’s shareholders. The Arbitration Court judged that the other Unitel shareholders had violated several provisions of Unitel’s Shareholders’ Agreement, among other matters. This Court sentenced them to pay PT Ventures approximately US$653 million, plus interest, as compensation for damages.

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

New Unitel Board of Directors

At the General Shareholders’ Meeting of Unitel held on March 19, 2019 a new Board of Directors was elected consisting of five members, including two appointed by PT Ventures, one of whom will hold the position of Unitel’s General Director.

Capital Increase – Dutch Companies

Pursuant to the JRP approved on December 19 and 20, 2017, the debts of the JR Debtors of the group represented by the bonds were consolidated at Oi S.A.. In addition, as part of the payment of the bondholders’ claims, shares of the parent company (Oi S.A.) were delivered, consisting of new shares or existing shares held by PTIF. As a result, in order to correctly reflect these movements in accounting, it was necessary to enter into loan agreements on July 31, 2018, between Oi S.A. and Oi Coop, and between Oi S.A. and PTIF. These agreements provided for the possibility of paying and settling he total amount due through a capital increase, which was undertaken by Oi S.A. on January 31, 2019, amounting to €665,639,602.32 at Oi Coop and €1,100,259.843.00 at PTIF.

31.	CONDENSED COMBINED AND CONSOLIDATED DEBTOR IN-POSSESSION FINANCIAL INFORMATION

The financial statements below represent the condensed combined financial statements of the Debtors. The nonfiling entities are accounted for as nonconsolidated subsidiaries in these financial statements and, as such, their net loss is included using the equity method of accounting. Intercompany balances among the Debtors amounting to R$45.0 billion in 2018 (R$50.1 billion in 2017) related mainly with loans granted and have been eliminated in the financial statements presented below. Intercompany balances among the Debtors and the nonfiling entities have not been eliminated.

	12/31/2018	12/31/2017
Current assets
Cash and cash equivalents	4,233,558	6,690,900
Short-term investments	201,975	14,605
Trade accounts receivable	7,224,720	6,590,543
Inventories	177,973	137,575
Related parts	431,276	949,851
Recoverable taxes	1,304,991	1,818,242
Judicial Deposits	1,700,428	1,000,519
Pension plan assets	4,824	1,072
Dividends and interest on capital	14,512	529,934
Other assets	1,845,235	1,546,295

Total current assets	17,139,492	19,279,536
Non-current assets

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

Long-term investments	36,987	114,839
Pension plan assets	23,050
Other taxes	714,653	626,057
Judicial Deposits	6,837,701	8,110,179
Investments	4,335,863	5,852,604
Property, plant and equipment, net	27,965,455	26,561,160
Intangible assets	7,978,956	9,185,107
Pension plan assets	753,827	1,598,792
Other assets	772,363	372,142

Total non-current assets	49,418,855	52,420,878

Total assets	66,558,347	71,700,415

Current liabilities
Trade payables	6,108,115	6,697,217
Loans and financing	672,894	530,051
Payroll, related taxes and benefits	504,152	575,673
Current income taxes payable	925,590	1,334,859
Tax financing program	141,897	271,503
Provision for Contingencies	677,229
Dividends and interest on capital	6,168	6,222
Licenses and concessions payable	85,619	20,306
Other payables	956,770	1,146,780

Total current liabilities	10,078,434	10,582,610
Non-Current liabilities
Related parts	227,764	1,116,169
Loans and financing	15,785,558
Trade payables	3,736,117
Other taxes	623,917	867,657
Deferred taxes		497,375
Tax financing program	410,500	599,047
Provisions for Contingencies	3,857,871	617,103
Liability for pensions benefits	579,122	10,433
Licenses and concessions payable		604
Unearned revenues	1,531,464	1,596,462
Advances from customers	9,097	9,964
Other payables	766,730	641,253

Total non-current liabilities	27,528,140	5,956,067

Oi S.A. - Under Judicial Reorganization – Debtor-in-Possession and Subsidiaries

Notes to the Financial Statements

for the years ended December 31, 2018, 2017 and 2016

(In thousands of Brazilian reais - R$, unless otherwise stated)

Total liabilities not subject to compromise	37,606,574	16,538,677
Liabilities subject to compromise		65,139,227
Total liabilities	37,606,574	81,677,904
Shareholders’ equity (deficit)
Total share capital	32,038,471	21,438,374
Share issued costs	(377,429)	(377,429)
Capital reserves	11,532,995	13,242,374
Treasury shares	(2,803,250)	(5,531,092)
Other comprehensive income	(207,886)	(241,780)
Accumulated losses	(11,231,129)	(38,507,937)
Total shareholders’ equity (deficit)	28,951,773	(9,977,489)

Total liabilities and shareholders’ equity	66,558,347	71,700,415

Intercompany transactions among the Debtors amounting to R$3.06 billion in 2018 (R$5.64 billion in 2017) related mainly with interests and interconnection charges and have been eliminated in the financial statements presented below. Intercompany transactions among the Debtors and the nonfiling entities have not been eliminated.

	12/31/2018	12/31/2017
Net operating revenue	21,036,018	20,429,388
Cost of sales and services	(10,998,010)	(15,573,190)

Gross profit	10,038,008	4,856,197

Operating (expenses) income
Selling expenses	(4,834,472)	(4,077,876)
General and administrative expenses	(2,235,870)	(2,438,107)
Other operating income (expenses), net	(4,529,992)	118,609
Equity pickup	570,975	(138,999)
Reorganization items, net	31,580,541	(2,371,919)
Income (loss) before financial and taxes	30,589,190	(4,052,094)
Financial expenses, net	(3,949,716)	(566,679)
Income (loss) before income taxes	26,639,474	(4,618,772)
Income tax (current and deferred)	562,205	884,602

Net income (loss) for the year	27,201,679	(3,734,170)